Form 20-F
period 2004-12-31
BARCLAYS BANK PLC /ENG/; BARCLAYS PLC
filed 2005-03-24
CIK 312070, 312069

SECURITIES AND EXCHANGE COMMISSION
FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fiscal year ended December 31, 2004
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to .

Commission file numbers:	Barclays PLC 0-13790 Barclays Bank PLC2-71497-01

BARCLAYS PLC          BARCLAYS BANK PLC

(Exact names of registrants as specified in their charters)

ENGLAND
(Jurisdictions of incorporation)

54 LOMBARD STREET, LONDON, EC3P 4AH, ENGLAND
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

	Title of each class	Name of each exchange on which registered
Barclays PLC	25p ordinary shares	New York Stock Exchange*
American Depositary Shares, each representing
	four 25p ordinary shares	New York Stock Exchange

Barclays Bank PLC	7.4% Subordinated Notes 2009	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

Barclays PLC	25p ordinary shares	6,453,561,180
	£1 staff shares	875,000
Barclays Bank PLC	£1 ordinary shares	2,309,360,515
	£1 preference shares	1,000
	€100 preference shares	100,000

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

Yes     ☑                    No     ☐

Indicate by check mark which financial statement item the registrants have elected to follow.

Item 17      ☐                    Item 18     ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrants have filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes     ☐                    No     ☐

This document comprises the Annual report on Form 20-F for the year ended December 31, 2004 of Barclays PLC and Barclays Bank PLC (the “2004 Form 20-F”). Reference is made to the Form 20-F cross reference table on page 211 hereof (the “Form 20-F Cross Reference Table”). Only (i) the information in this document that is referenced in the Form 20-F Cross Reference Table, and (ii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form F-3 (File No. 333-85646, 333-12384 and 333-8054) which were filed by Barclays Bank PLC and the Registration Statements on Form S-8 (File No. 333-12818, 333-112796 and 333-112797) which were filed by Barclays Bank PLC, and any other documents, including any documents filed by Barclays PLC or Barclays Bank PLC pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2004 Form 20-F. Any information herein which is not referenced in the Form 20-F Cross Reference Table, or contained in the Exhibits themselves, shall not be deemed to be so incorporated by reference.

This document contains certain forward-looking statements within the meaning of section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. The Group may also make forward-looking statements in other written materials, including other documents filed with or furnished to the SEC. In addition, the Group’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements in the Financial Review and Business Description with regard to management objectives, trends in results of operations, margins, costs, return on equity, risk management, and competition are forward-looking in nature. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation and the impact of competition, a number of which are beyond the Group’s control. As a result, the Group’s actual future results and developments may differ materially from the plans, goals, and expectations expressed or implied in the Group’s forward looking statements. For a more detailed discussion of some of the factors that may cause actual future results and developments to differ materially from forward-looking statements, see Risk factors on page 28. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in the Group’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures Barclays has made or may make in documents it has filed or may file with the SEC.

This document contains information, including statistical data, about certain of Barclays markets and its competitive position. Except as otherwise indicated, this information is taken or derived from Datastream and other external sources. Barclays cannot guarantee the accuracy of information taken from external sources, or that, in respect of internal estimates, a third party using different methods would obtain the same estimates as Barclays.

Section 1
Impact

2	Directors and Officers of Barclays PLC and Barclays Bank PLC

5	Directors’ report

7	Corporate governance report

13	Barclays report on remuneration

26	Accountability and audit

27	Presentation of information

Risk management
28	Risk factors
30	Risk management and control – overview
35	Credit risk management
38	Loans and advances
39	Loans and advances to customers on the banking book
41	Other credit risks
42	Loan impairment: potential credit risk loans
43	Provisions for bad and doubtful debts
47	Market risk management
51	Capital and liquidity risk management
54	Management of operational risk and business risk
55	Disclosures about certain trading activities including non-exchange traded contracts
57	Derivatives
58	Statistical information

Directors and Officers

Directors and Officers of Barclays PLC
and Barclays Bank PLC

1 Matthew William Barrett, Chairman (age 60) was appointed as Chairman on 1st September 2004. He had been Group Chief Executive since October 1999, when he joined the Board. He joined Barclays from Bank of Montreal where he was Chairman and Chief Executive Officer. He joined the Bank of Montreal in 1962. In 1994, he became an Officer of the Order of Canada, the country’s highest civilian honour, and in 1995, he was awarded the title of Canada’s Outstanding CEO of the Year. He is a Member of the International Advisory Board of British American Business Inc., the Federal Reserve Bank of New York’s International Advisory Committee, Institut International D’Etudes Bancaires, the Chartered Management Institute, and the European Financial Services Round Table. He chairs the Board Corporate Governance and Nominations Committee.

2 Thomas David Guy Arculus(a) (age 58) joined the Board in February 1997. He is Chairman of O2 plc and the UK Government’s Better Regulation Task Force. He is also a member of the Finance Committee of Oxford University Press. His previous positions include Chairman of Severn Trent plc, Earls Court and Olympia Group Limited and IPC Group Limited, and Group Managing Director of EMAP plc. He is a member of the Board HR and Remuneration Committee and the Board Corporate Governance and Nominations Committee.

3 Sir Richard Broadbent(a), Senior Independent Director (age 51) joined the Board in September 2003. He was appointed Senior Independent Director on 1st September 2004. He is Chairman of Arriva plc and was previously the Executive Chairman of HM Customs and Excise from 2000 to 2003. He was formerly a member of the Group Executive Committee of Schroders plc and a non-executive Director of the Securities Institute. He is a member of the Board HR and Remuneration Committee, the Board Corporate Governance and Nominations Committee and the Board Risk Committee.

4 Richard Leigh Clifford(a) (age 57) joined the Board on 1st October 2004. He is Chief Executive of Rio Tinto, having worked for the Rio Tinto Group since 1970. He has extensive experience of managing a business that operates in a number of global regions. He was previously Chairman of the Coal Industry Advisory Board of the International Energy Agency and until May 2004, a Director of Freeport-McMoran Copper & Gold Inc.

5 Professor Dame Sandra June Noble Dawson(a) (age 58) joined the Board in March 2003. She is currently KPMG Professor of Management Studies at the University of Cambridge, and has been Director of the Judge Institute at Cambridge since 1995, and Master of Sidney Sussex College, Cambridge since 1999. Professor Dawson has held a range of non-executive posts in organisations including Rand Europe (UK), the Society for the Advancement of Management Studies, JP Morgan Fleming Claverhouse Investment Trust, and Riverside Mental Health Trust. She was also a member of the Senior Salaries Review Board. She is a member of the Board Audit Committee.

6 Sir Andrew Likierman(a) (age 61) joined the Board on 1st September 2004. He was previously Managing Director, Financial Management, Reporting and Audit and Head of the Government Accountancy Service at HM Treasury. He is Professor of Management Practice in Accounting at the London Business School and a non-executive Director of the Bank of England and MORI Group Limited. He is a member of the Board Audit and Board Risk Committees.

Barclays PLC Annual Report 2004

7 Sir Nigel Rudd, DL(a), Deputy Chairman (age 58) joined the Board in February 1996. He is non-executive Chairman of Pilkington PLC, Pendragon PLC and Boots Group PLC. He was formerly Chairman of Kidde PLC. He is Chairman of the Board HR and Remuneration Committee and a member of the Board Corporate Governance and Nominations Committee.

8 Stephen George Russell(a) (age 59) joined the Board in October 2000 on completion of the acquisition of Woolwich plc. He joined Woolwich plc’s Board as a non-executive Director in 1998. He was Chief Executive of Boots Group PLC from 2000 until 2003. He is Chairman of the Board Audit Committee and Board Risk Committee and is a member of the Board Corporate Governance and Nominations Committee.

9 Dr Jürgen Zech(a) (age 65) joined the Board in July 2002. Dr Zech is Chairman of Denkwerk GmbH. He retired as Chief Executive of Gerling-Konzern, the general insurance arm of Gerling, at the end of 2001. He is a non-executive Director of Misys PLC and Partner, Re Limited. He is a member of the Board Audit Committee.

10 John Silvester Varley(b)(c), Group Chief Executive (age 48) was appointed as Group Chief Executive on 1st September 2004, prior to which he had been Group Deputy Chief Executive from 1st January 2004. He held the position of Group Finance Director from 2000 until the end of 2003. He joined the Group Executive Committee in September 1996 and was appointed to the Board in June 1998. He was Chief Executive of Retail Financial Services from 1998 to 2000 and was Chairman of the Asset Management Division from 1995 to 1998.

11 Roger William John Davis(b)(c), Chief Executive, UK Banking (age 48) was appointed as Chief Executive of UK Banking on 1st January 2004 and joined the Board on the same date. He joined Barclays in February 1997 and his previous roles for the Group include Chief Executive of Business Banking and Chairman and Chief Executive of Barclays Capital, Asia Pacific. He joined the Group Executive Committee in February 2003. Before joining Barclays, he spent 12 years in the British Army and began his City career at Robert Fleming & Co where he was a member of the Board of Jardine Fleming Holdings and Managing Director of Jardine Fleming India.

12 Robert Edward Diamond Jr(c), Chief Executive, Barclays Capital, Chairman, Barclays Global Investors, and Chief Executive, Private Clients (age 53) was appointed as Chief Executive, Barclays Capital in October 1997 and Chairman, Barclays Global Investors in August 2002. From 1st January 2005 he also assumed responsibility for the Barclays Private Clients business. He joined Barclays in July 1996 from CSFB where he was Vice-Chairman and Head of Global Fixed Income and Foreign Exchange. He was appointed to the Group Executive Committee in September 1997.

13 Gary Andrew Hoffman(b)(c), Chief Executive, Barclaycard (age 44) was appointed as Chief Executive of Barclaycard in September 2001 and joined the Board on 1st January 2004. He joined the Group in 1982 and has held a variety of management positions, as well as sitting on the Executive Committee of Retail Financial Services and being a member of the Group Operating Committee. He joined the Group Executive Committee in 2001.

Directors and Officers

14 Paul Thomas Idzik(c), Chief Operating Officer
Paul Thomas Idzik(c), Chief Operating Officer (age 44) joined the Executive Committee and became Chief Operating Officer in November 2004. He is also Chairman of the Group Operating Committee. He was formerly Chief Operating Officer of Barclays Capital. He joined Barclays Capital in August 1999 following a career with Booz Allen & Hamilton where he was a Partner and senior member of the Financial Institutions Practice.

15 Naguib Kheraj(b)(c), Group Finance Director
(age 40) was appointed as Group Finance Director and joined the Board on 1st January 2004. He had previously held the positions of Chief Executive of Barclays Private Clients, Deputy Chairman of Barclays Global Investors, Global Head of Investment Banking and Global Chief Operating Officer at Barclays Capital. He joined the Group Executive Committee in March 2003. Before joining Barclays, he was a Managing Director and held the position of Chief Financial Officer for Europe at Salomon Brothers.

16 David Lawton Roberts(b)(c)
David Lawton Roberts(b)(c), Chief Executive, International Retail and Commercial Banking (age 42) was appointed as Chief Executive, International Retail and Commercial Banking on 1st January 2005. He was formerly Chief Executive of Private Clients & International from 1st January 2004 and joined the Board on the same date. He joined the Group in 1983 and has held various management positions, including Chief Executive of Personal Financial Services and Chief Executive of Business Banking. He joined the Group Executive Committee in 2001.

Current Group Executive Committee members		Appointed to Group
		Executive Committee
John Varley	Group Chief Executive	1996
Roger Davis	Chief Executive, UK Banking	2003
Robert Diamond	Chief Executive, Barclays Capital Chairman, Barclays Global Investors Chief Executive, Private Clients	1997
Gary Hoffman	Chief Executive, Barclaycard	2001
Paul Idzik	Chief Operating Officer	2004
Naguib Kheraj	Group Finance Director	2003
David Roberts	Chief Executive, International Retail and Commercial Banking	2001

Other officers		Appointed to position
Lawrence Dickinson	Company Secretary	2002
Patrick Gonsalves	Joint Secretary, Barclays Bank PLC	2002
Mark Harding	General Counsel	2003
Robert Le Blanc	Risk Director	2004
Colin Walklin	Director of Finance	2002

Barclays PLC Annual Report 2004

Directors’ report

Directors’ Report

Profit Attributable

The profit attributable to shareholders for the year amounted to £3,268m, compared with £2,744m in 2003.

Dividends

The final dividends for the year ended 31st December 2004 of 15.75p per ordinary share of 25p each and 10p per staff share of £1 each have been approved by the Directors. The final dividends will be paid on 29th April 2005 in respect of the ordinary shares registered at the close of business on 25th February 2005 and in respect of the staff shares so registered on 31st December 2004. With the interim dividends of 8.25p per ordinary share and of 10p per staff share that were paid on 1st October 2004, the total distribution for 2004 is 24.0p (2003: 20.50p) per ordinary share and 20p (2003: 20p) per staff share. The dividends for the year absorb a total of £1,538m (2003: £1,340m).

Dividend Reinvestment Plan

Ordinary shareholders may have their dividends reinvested in Barclays PLC ordinary shares by participating in the Dividend Reinvestment Plan. The Plan is available to all ordinary shareholders provided that they do not live in, or are subject to the jurisdiction of, any country where their participation in the Plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details of the Plan and a mandate form should contact The Plan Administrator to Barclays at The Causeway, Worthing, BN99 6DA. Those wishing to participate for the first time in the Plan should send their completed mandate form to The Plan Administrator so as to be received by 8th April 2005 for it to be applicable to the payment of the final dividend on 29th April 2005. Existing participants should take no action unless they wish to alter their current mandate instructions, in which case they should contact The Plan Administrator.

Share Capital

During the year, Barclays PLC purchased in the market for cancellation 140.1 million of its ordinary shares of 25p at a total cost of £699m as part of its programme of returning excess capital to shareholders. These transactions represented some 2.17% of the issued ordinary share capital at 31st December 2004. As at 28th February 2005 (the latest practicable date for inclusion in this report), the Company had an unexpired authority to repurchase further shares up to a maximum of 930.4 million ordinary shares of 25p.

The ordinary share capital was increased by 31.0 million ordinary shares during the year as a result of the exercise of options under the SAYE and Executive Share Option Schemes. At 31st December 2004 the issued ordinary share capital totalled 6,454 million shares.

Substantial Shareholdings

As at 28th February 2005, the Company had not been notified of any major interests in its shares as required by sections 198 to 208 of the Companies Act 1985.

Board Membership

The membership of the Boards of Directors of Barclays PLC and Barclays Bank PLC is identical and biographical details of the current members are set out on pages 2 to 4. Roger Davis, Gary Hoffman, Naguib Kheraj and David Roberts were appointed as executive Directors with effect from 1st January 2004. Sir Andrew Likierman and Leigh Clifford were appointed as non-executive Directors with effect from 1st September 2004 and 1st October 2004, respectively. Sir Peter Middleton and Sir Brian Jenkins both retired from the Board on 1st September 2004, at which time Matthew W Barrett became Chairman and John Varley became Group Chief Executive. Dame Hilary Cropper, who served as a Board member since 1998, died on 26th December 2004. Christopher Lendrum retired from the Board on 31st December 2004.

Retirement and Re-election of Directors

In accordance with its Articles of Association, one-third (rounded down) of the Directors of Barclays PLC are required to retire by rotation at each Annual General Meeting (AGM), together with Directors appointed by the Board since the last AGM. The retiring Directors are eligible to stand for re-election. In addition, under the UK Combined Code on Corporate Governance, every Director should seek re-election by shareholders at least every three years.

The Directors retiring by rotation at the 2005 AGM and offering themselves for re-election are Matthew W Barrett, David Arculus, Sir Nigel Rudd and John Varley. In addition, Sir Andrew Likierman and Leigh Clifford, who were appointed as Directors since the last AGM, will be offering themselves for re-election at the 2005 AGM. Dr Jürgen Zech, who joined the Board in 2002, will be retiring at the AGM and is not seeking re-election.

Directors’ Interests

Directors’ interests in the shares of the Group on 31st December 2004, according to the register maintained under the Companies Act 1985, are shown on page 25. The register is available for inspection during business hours at the Group’s Head office and will be available for inspection at the 2005 AGM.

Directors’ Emoluments

Information on emoluments of Directors of Barclays PLC, in accordance with the Companies Act 1985 and the Listing Rules of the United Kingdom Listing Authority, is given in the Corporate Governance Report on pages 17 to 25 and in Note 46 to the accounts.

Activities

Barclays PLC Group is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The Group operates through branches, offices and subsidiaries in the UK and overseas. The activities of the Group are described on pages 75 and 76 and developments in the Group’s business during the year and an indication of likely future developments are analysed in the Financial review on pages 78 to 107, with additional information on potential risk factors discussed on pages 28 and 29.

Community Involvement

The total commitment for 2004 was £32m (2003: £32.8m).

Barclays committed £29.5m in support of the community in the UK (2003: £29.4m) and £2.5m was committed in international support (2003: £3.4m). UK commitment includes £11.2m of charitable donations (2003: £9.9m).

Barclays is a member of the Percent Club – a group of companies that have undertaken to ensure that donations to the community over time amount to at least 1% of their UK pre-tax profit.

Directors’ Report

Barclays has an extensive community programme covering many countries around the world. The Group provides funding and support to over 6,500 charities and voluntary organisations, ranging from small, local charities like Coyote Theatre in Teesside, UK to international organisations like Sightsavers International. We also have a very successful employee programme which in 2004 saw more than 25,000 employees and pensioners worldwide taking part in Barclays-supported volunteering and fundraising activities.

Political Donations

No political donations were made during the year. At the AGM in 2002 shareholders gave a four-year authority for Barclays Bank PLC and a number of other subsidiaries to make political donations and incur political expenditure up to a maximum aggregate sum of £250,000 per annum as a precautionary measure in light of the wide definitions in The Political Parties, Elections and Referendums Act 2000.

These authorities have not been used and it is not proposed that the Group’s long-standing policy of not making contributions to any political party be changed.

Employee Involvement

Barclays is committed to ensuring that employees share in the success of the Company. Staff are encouraged to participate in share option and share purchase schemes and have a substantial sum invested in Barclays shares.

Employees are kept informed of matters of concern to them in a variety of ways, including the corporate news magazine, the intranet, briefings and mobile phone SMS messaging.

Barclays is also committed to providing employees with opportunities to share their views and provide feedback on issues which are important to them. An annual Employee Opinion Survey is undertaken with results being reported to the Board HR and Remuneration Committee, and roadshows and employee forums take place.

In addition, Barclays undertakes regular and formal Group, business unit and project specific consultations with Amicus, our recognised union.

Equality and Diversity

Barclays is committed to giving full and fair consideration to applications for employment from people with disabilities and to continuing the employment of staff who become disabled and arranging any appropriate training to achieve this.

Barclays respects and values people from all backgrounds and is committed to becoming a more inclusive organisation with a workforce that reflects the markets we serve.

The Barclays Equality and Diversity programme covers employee, customer, supplier and community activities, wherever appropriate.

Health and Safety

Barclays is committed to ensuring the health, safety and welfare of its employees and, as far as is reasonably practicable, to providing and maintaining safe working conditions. This commitment goes beyond just fulfilling its statutory legal obligations; the Bank has a wish to be proactive in its management of health and safety in the workplace, and recognises that this will strengthen both its physical and human resources.
It is also recognised that in addition to its employees, Barclays has responsibilities towards all persons on its premises, such as customers, contractors, visitors and members of the public, and will ensure, as far as is reasonably practicable, that they are not exposed to risks to their health and safety.

The Board HR and Remuneration Committee will receive regular reports on Health and Safety from the Human Resources Director.

Creditors’ Payment Policy

Barclays policy follows the DTI’s Better Payment Practice Code, copies of which can be obtained from the Better Payment Practice Group’s website at www.payontime.co.uk. The Code states that a company should have a clear, consistent policy, adhered to by the finance and purchasing departments, that payment terms are agreed at the outset and payment procedures explained to suppliers, that bills are settled in accordance with payment terms agreed with suppliers, that complaints are dealt with quickly and that suppliers are advised of disputes. Barclays values its suppliers and acknowledges the importance of paying invoices, especially those of small businesses, promptly. Normal policy is to pay all small business purchases within 30 days.

Paragraph 12(3) of Schedule 7 to the Companies Act 1985 requires disclosure of trade creditor payment days. Disclosure is required by the Company, rather than the Group. The Group’s principal trading subsidiary in the UK is Barclays Bank PLC, the accounts for which are prepared under Schedule 9 of the Companies Act 1985. The components for the trade creditor calculation are not easily identified in Schedule 9. However, by identifying as closely as possible the components required by the Schedule, the trade creditor payment days for Barclays Bank PLC for 2004 were 34 days (2003: 40 days). This is an arithmetical calculation and does not necessarily reflect our practice, which is described above, nor the experience of any individual creditor.

The Auditors

The Board Audit Committee approves and reviews the appointment of the external auditors, as well as their relationship with the Group, including monitoring the Group’s use of the auditors for non-audit services and the balance of audit and non-audit fees paid to the auditors. More details on this can be found on pages 9 and 10 and Note 5 to the accounts. Having reviewed the independence and effectiveness of the external auditors, the Committee has recommended to the Board that the existing auditors, PricewaterhouseCoopers LLP, be reappointed. PricewaterhouseCoopers LLP have signified their willingness to continue in office and ordinary resolutions reappointing them as auditors and authorising the Directors to set their remuneration will be proposed at the 2005 AGM.

The Annual General Meeting

The AGM will be held at The Queen Elizabeth II Conference Centre on Thursday 28th April 2005. The Notice of Meeting is included in a separate document sent to shareholders with this report.

By order of the Board

Lawrence Dickinson
Company Secretary
10th March 2005

Barclays PLC Annual Report 2004

Corporate governance
Corporate governance report

Chairman’s Introduction

2004 has been a year of major change for Barclays. At the beginning of the year we reorganised some of our businesses under new leaders. In September, we completed our succession plans for the leadership of the Group, four months ahead of schedule. The smoothness of the transition was a testament to the robust and effective corporate governance practices that we already had in place.

As Chairman, I recognise that good corporate governance practices are the cornerstone of an effective organisation and this will be one of my top priorities going forward. You will read in this report about the enhancements that have been made to promote the highest standards of corporate governance in Barclays. Of course, good corporate governance depends on the quality and integrity of Directors and, having conducted an independently facilitated review of overall Board effectiveness, the Board concluded that it is functioning in a highly effective manner. Nonetheless, areas for improvement were identified and we will continue to challenge ourselves to improve our standards further. Our goal is to ensure that Barclays is an exemplar organisation in the field of corporate governance. Our existing framework is a strong base upon which to build.

Statement from Barclays PLC Board of Directors

The Combined Code on Corporate Governance

As a UK listed Company, Barclays is required to state whether it has complied with the provisions set out in section 1 of the UK Listing Authority’s Combined Code on Corporate Governance (the Code) and, where the provisions have not been complied with, to provide an explanation. We are also required to explain how we have applied the principles set out in the Code.

For the year ended 31st December 2004, Barclays has complied with the provisions and applied the principles of the Code as described below. For the appointment of Matthew W Barrett as Chairman on 1st September 2004, we followed the Code’s recommendation on the approach to take where a company’s Chief Executive becomes Chairman. We consulted with our major institutional shareholders in advance of the decision being made and sent a letter, explaining the Board’s decision to all shareholders on 6th November 2003. That letter was reproduced in full, together with some additional commentary, in the 2003 Annual Report. A copy is available upon request to the Company Secretary and is also available on the Company’s website, www.investorrelations.barclays.co.uk. In addition, and in accordance with best practice, Mr Barrett will be standing for re-election at this year’s Annual General Meeting (AGM), his first AGM since becoming Chairman.

Board Structure

As at the date of this report, the Board consists of the Chairman, who has no executive responsibilities, five executive Directors and eight non-executive Directors, all of whom are considered to be independent by the Board. The Board, excluding the Chairman, has a majority of independent non-executive Directors.

During 2004, Sir Richard Broadbent and Sir Nigel Rudd, both of whom are considered by the Board to be independent non-executive Directors, were appointed as Senior Independent Director and Deputy Chairman, respectively. The appointment of a Senior Independent Director was considered by the Board to be an important enhancement to its existing corporate governance practices. It ensured that the Board had the required checks and balances in place when the Group Chief Executive became Chairman.

Role of the Board

The Board is responsible to shareholders for creating and delivering sustainable shareholder value through the management of the Group’s businesses.

The roles of the Chairman and Group Chief Executive are separate and the Board has agreed their respective responsibilities. The Chairman’s main responsibility is to lead and manage the work of the Board to ensure that it operates effectively and fully discharges its legal and regulatory responsibilities. Non-executive Directors, based on their breadth of knowledge and experience, challenge, monitor and approve the strategy and policies recommended by the Group Chief Executive.

The Board has delegated the responsibility for the day-to-day management of the Group to the Group Chief Executive. The Group Chief Executive is supported in this by the Group Executive Committee, which he chairs. This Committee comprises the Group Finance Director, the heads of the Group’s major businesses and the Chief Operating Officer. The Committee usually meets weekly to develop strategies and policies for recommendation to the Board and to implement the strategy approved by the Board.

Corporate governance
Corporate governance report

During the year, work commenced on a Charter of Expectations, which sets out both the Role Profile and the behaviours and competencies required for each role on the Board, namely Chairman, Deputy Chairman, Senior Independent Director, non-executive Directors, executive Directors and Committee Chairmen. The Charter will provide a yardstick against which each Director’s effectiveness will be evaluated during 2005. A copy of the Charter is available on the Group’s website www.barclays.com or can be obtained by writing to the Company Secretary.

Appointment of Directors

The process for appointing new Directors to the Board is determined by the Board Corporate Governance and Nominations Committee, the operation of which is described on page 9. Criteria for the desired background and competencies of new non-executive Directors are agreed and reported to the Board before a search commences. The Chairman, Group Chief Executive and at least two members of the Committee interview each potential new Director, who has typically been identified with the assistance of external search consultants, before an appointment is recommended to the Board.

Induction and Training

On appointment to the Board and to Board Committees, all Directors receive a comprehensive induction tailored to their individual requirements. The induction, which is arranged by the Company Secretary, includes meetings with senior management and key external advisors, to assist them in building a detailed understanding of how the Group works and the key issues it faces. Directors are also encouraged to make site visits to see the Group’s operations. In addition, investor bodies and major investors are given the opportunity to meet with new non-executive Directors on their appointment to discuss any concerns they have about the Group.

Where appropriate, additional training and updates on particular issues are arranged by the Company Secretary. For example, during 2004, members of the Board Audit Committee received briefings by the Group’s external auditors on audit committee effectiveness and the valuation of derivatives. Additional training for the Board Risk Committee has included a presentation on Daily Value at Risk.

Board Effectiveness

During the year, a review was conducted of Board effectiveness. The Board enlisted the services of the management consulting firm, Egon Zehnder International, to facilitate a revised evaluation process for the Board, Board Committees and individual Directors. The process was based on a detailed questionnaire, which was sent to each Director, supplemented by individual interviews. Peer group evaluation of Directors was also undertaken as part of this process. A report on the performance of the Board as a whole and of Board Committees was made to the Board at its meeting in December 2004.

Feedback on the performance of Board Committees was shared with the Committee Chairmen, while feedback on individual Directors was discussed with the Chairman. The Chairman then held private meetings with each Director to discuss the results and agree on developmental areas. Feedback on the performance of the Chairman was provided to Sir Richard Broadbent, the Senior Independent Director, who discussed the results privately with the other non-executive Directors and the Group Chief Executive before meeting with the Chairman. As a result of the review, the Board concluded that it was operating in a highly effective manner. Action plans have been developed in respect of those areas identified for improvement.

Board Meetings

The Board meets regularly, usually ten times a year, including a full day each year devoted to the Group’s strategy. Regular items discussed at Board meetings include the Group Finance Director’s Report reviewing monthly financial information, the Group Chief Executive’s Report on the key issues affecting the Group and its businesses, strategy updates from the Group’s main businesses and Reports from the Chairmen of the Board Audit, Risk, Corporate Governance and Nominations and HR and Remuneration Committees.

The Board has a formal schedule of matters reserved to it, including the approval of interim and final financial statements, significant changes in accounting policy and practice, the appointment or removal of Directors or the Company Secretary, changes to the Group’s capital structure and major acquisitions, mergers, disposals and capital expenditure.

The Chairman encourages open discussion and frank debate at meetings. This gives the non-executive Directors the opportunity to provide effective challenge to management. The Chairman meets privately with all the non-executive Directors prior to each Board meeting to brief them on the business being considered at the meeting and to address any concerns they may have.

All Directors have access to the services of the Company Secretary and his team. Independent professional advice is also available, on request, to all Directors at the Company’s expense.

Independence of non-executive Directors
The Code set outs circumstances which may be relevant to the Board’s determination of whether a non-executive Director is independent. These include whether the Director has served on the Board for more than nine years. The Board has carefully considered the issue of independence and has concluded that the following behaviours are essential for the Board to consider a Director to be independent:

•	Provides objective challenge to management.
•	Is prepared to challenge others’ assumptions, beliefs or viewpoints as necessary for the good of the organisation.
•	Questions intelligently, debates constructively, challenges rigorously and decides dispassionately.
•	Is willing to stand up to defend their own beliefs and viewpoints in order to support the ultimate good of the organisation.
•	Has a good understanding of the organisation’s businesses and affairs to enable them to properly evaluate information and responses provided by management.

Sir Nigel Rudd has now served on the Board for more than nine years, having been appointed in February 1996. The recent evaluation of Directors reinforced the opinion of the Board that Sir Nigel remains independent, notwithstanding his length of tenure. Sir Nigel demonstrates each of the behaviours set out above and there is no evidence that length of tenure is having an adverse impact on his independence. The Board believes his experience and knowledge of the Group’s business, combined with his external business experience, enables him to provide both effective challenge and make a constructive contribution to Board discussions. The Board considers therefore that Sir Nigel continues to be independent.

Barclays PLC Annual Report 2004

The Board considers Sir Nigel’s continued chairmanship of the Board HR and Remuneration Committee as essential for continuity. It will also allow new members of the Committee to become fully effective while the Board considers the succession to Chairman of the Committee. Sir Richard Broadbent was appointed to the Board HR and Remuneration Committee during the year and another member will be appointed during 2005. The continued membership of both Sir Nigel and David Arculus, who has served on the Committee since 1997, is considered to be of particular importance in a period when the Group is introducing a new long-term incentive plan.

Having considered the matter carefully, the Board has determined that each of the non-executive Directors is independent. In line with the Code’s recommendation, Sir Nigel will stand for re-election annually by shareholders.

Board Committees

Specific responsibilities have been delegated to Board Committees, which have access to independent expert advice at the Group’s expense. The terms of reference for the principal Board Committees are available, on request, from the Company Secretary and from the Company’s website at www.barclays.com. The principal Board Committees are the Board Audit Committee, the Board HR and Remuneration Committee, the Board Corporate Governance and Nominations Committee and the Board Risk Committee. Membership of each Committee is set out in the Directors’ biographies on pages 2 to 4.

Board HR and Remuneration Committee

During 2004, the remit of the Board Remuneration Committee was extended to include reviewing strategic Human Resources (HR) issues and it was renamed the Board HR and Remuneration Committee.

The Committee, chaired by Sir Nigel Rudd, meets at least four times a year. It considers matters relating to executive reward, including policy for executive Directors’ and senior executives’ remuneration and their individual remuneration awards. The Committee approves changes to incentive and benefits plans applicable to senior executives and governs employee share schemes. Details of the Committee’s role in governing Directors’ rewards are set out in Barclays Report on Remuneration on pages 13 to 25.

The Committee also reviews strategic HR issues including, but not limited to, employee retention, motivation and commitment; Equality and Diversity; significant employee relations matters and the availability of talent for senior roles below executive Director level.

Board Corporate Governance and Nominations Committee

The role of this Committee was also revised during the year and the remit extended to include corporate governance issues. The Committee was consequently renamed the Board Corporate Governance and Nominations Committee. While the Committee met only once during 2004, it will in future meet at least three times a year.

The Committee is responsible for considering matters relating to the composition of the Board, including the appointment of new Directors, making recommendations to the Board as appropriate. It also reviews annually the succession plans for the Chairman and Group Chief Executive and other key Board positions. The Chairman of the Board chairs the Committee, except when the Committee is considering the Chairman’s succession, in which case the Senior Independent Director chairs the Committee.

The Committee’s responsibilities were extended during the year to cover corporate governance issues, including consideration of the Group’s responses to important developments in corporate governance and overseeing the annual performance evaluation of the Board, each committee of the Board, the Chairman of the Board (led by the Senior Independent Director), the Group Chief Executive and individual Directors.

During 2004, the Committee reviewed the composition of the Board and each of the Board Committees and determined its view of the ideal mix of skills and experience required. It also reviewed the process for appointing new Directors and appointed new external search consultants to assist it in identifying potential new Directors. In addition, the Committee reviewed and approved the approach to Board, Board Committee and individual Director evaluation.

Board Audit Committee Chairman’s Statement
Membership

The Committee currently comprises four independent non-executive Directors. During the year, the Board appointed Sir Andrew Likierman as a member of the Committee and has determined him to be a ‘financial expert’ as defined by the US Sarbanes-Oxley Act of 2002 and that he has ‘recent and relevant financial experience’ as recommended by the Code.

Meetings

During 2004, the Committee met five times with senior management, including the Group Chief Executive or Deputy Chief Executive, the Vice-Chairman (Chris Lendrum), the Group Finance Director, the Risk Director and the Internal Audit Director. The lead audit partner of the external auditors, PricewaterhouseCoopers LLP, also attended each meeting.

The Committee receives at each meeting comprehensive reports from management and the internal and external auditors to enable it to discharge its responsibilities. The key responsibilities of the Committee are to approve and review the appointment and retirement of the external auditors, as well as oversee their relationship with the Group including consideration and approval of all audit and non-audit services provided by the external auditor; to monitor the effectiveness of and receive regular reports from the internal audit function; to review the effectiveness of the Group’s risk management standards and review reports on control issues of Group level significance; to review the Group’s annual and interim financial statements, including the effectiveness of the Group’s disclosure controls and procedures and systems of internal control over financial reporting; to review arrangements established by management for compliance with the requirements of the Group’s regulators and to receive reports on the effectiveness of the Group’s whistleblowing arrangements, as well as reports on specific instances of whistleblowing. The Committee also met privately with the external and internal auditors after each Committee meeting.

The Committee also meets once a year specifically to review and approve the audit plans for the following year for the external and internal auditors.

Relationship with the External Auditors

The Committee annually appraises the effectiveness of the external auditors. The evaluation process includes a questionnaire completed by senior members of the Finance function. The results are then

Corporate governance
Corporate governance report

reported to the Committee. The lead audit partner is also rotated on a five-year basis and consequently a new lead audit partner will take over following the publication of this Annual Report.

The Committee has put in place a detailed policy on the provision of services by the external auditors. Under the policy, the Committee has agreed which services the external auditors are allowed to carry out on behalf of the Group and which ones they are prohibited from doing. This policy aims to safeguard the independence of the external auditor.

The external auditors are prohibited from providing bookkeeping or other services related to the Group’s accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions or contribution-in-kind reports, actuarial services, internal audit outsourcing, management functions or other secondments, human resource functions (including recruitment/selection), broker or dealer, investment adviser or investment banking services, legal and expert services and tax services involving advocacy.

Allowable services that may be provided by the external auditors are statutory audit services, regulatory audit services, other attest and assurance services, regulatory non-audit services and taxation services (not involving advocacy). They may also provide accountancy advice, risk management and controls advice and carry out transaction support and business support and recoveries. For these allowable services, the Committee has pre-approved all assignments where the expected fee does not exceed £100,000, or £25,000 in the case of taxation services, although such assignments must be reported to the next meeting of the Committee. Any assignment where the expected fee is above the relevant threshold requires specific approval from the Committee. The Committee has delegated authority to the Chairman of the Committee, or, in his absence an authorised member of the Committee, to approve such assignments in between meetings of the Committee.

A proposed service that does not fall either within the definition of prohibited or allowable services requires the approval of the Committee. A member of the Group Executive Committee must explain the business case for the provision of that service by the external auditor to the Committee. A breakdown of the fees paid to the external auditor during the year is set out on page 128. Where any service requires approval from the Committee, management must set out the reasons why the external auditor has been chosen, rather than an alternative provider.

Details of all services carried out by the external auditor are recorded centrally and reported to the next meeting of the Committee, which spends time at each meeting considering the independence of the external auditor based on this information.

For the year ended 31st December 2004, the Committee has concluded that the external auditor remains independent and is effective. The Committee has recommended to the Board that they propose the re-appointment of the external auditors to shareholders at the 2005 AGM.

Financial Reporting

The Committee has continued to play a pivotal role in reviewing the Group’s annual and interim financial statements, including reviewing the effectiveness of the Group’s disclosure controls and procedures and systems of internal control.
For the disclosures made in the 2004 Annual Report, the Committee, having reviewed the report of the Disclosure Committee and the Turnbull attestations made by senior management, has concluded and reported to the Board for their approval that the Group has maintained effective disclosure controls and procedures and that management has continued to operate an effective system of internal control.

Work of the Committee during 2004

In addition to the regular items discussed by the Committee, described above, the Committee received reports from Business Heads on the control environment affecting their businesses and more detailed reports on specific control issues.

The Committee also received regular reports on the progress of two major regulatory projects, namely the implementation of International Financial Reporting Standards and the implementation of s.404 of the US Sarbanes-Oxley Act of 2002, whereby management and the external auditors will have to attest to the effectiveness of the Group’s systems of internal control over financial reporting. The Committee has concluded that the Group is on track to deliver these projects, but will keep them under ongoing review.

The Committee is confident that it has the required skills and experience to fully discharge its responsibilities.

Board Risk Committee Chairman’s Statement

The Committee met three times during the year, but will normally meet four times a year. The purpose of the Committee is to approve the Group’s overall risk appetite, including limits for individual types of risk, including credit, market and operational risk. The Committee also approves material changes to the overall risk appetite and monitors the Group’s risk profile, including risk trends and concentrations, provisions experience against budget and key performance indicators for risk. A key role of the Committee is also to obtain assurance that the principal risks facing the Group have been properly identified and are being appropriately managed.

In order to assess the effectiveness of the Group’s risk control framework, the Committee regularly reviews the Group’s risk measurement systems and receives reports from management confirming that they have reviewed the Group’s risk control standards. An overview of the Group’s risk management and control framework can be found on page 30. The Board approved the Committee’s revised approach in November 2004.

Signed on behalf of the Board Audit and Board Risk Committees

Stephen Russell
Board Audit and Board Risk Committee Chairman

Barclays PLC Annual Report 2004

Attendance at Board and Board Committee Meetings

Details of the attendance of Directors at meetings of the Board and of Board Committees of which they were members during 2004 are as follows:

Board
			Board	Corporate
			HR and	Governance and	Board
		Board Audit	Remuneration	Nominations	Risk
Director	Board	Committee	Committee	Committee	Committee

Sir Peter Middleton	6/6 (retired 1st September 2004)	–	–	–	2/2 (until 1st September 2004)

Matthew W Barrett	10/10	–	–	1/1 (appointed 23rd September 2004)	–

John Varley	10/10	–	–	–	1/1 (until 5th February 2004)

Chris Lendrum	10/10	–	–	–	–

Roger Davis	10/10	–	–	–	–

Gary Hoffman	10/10	–	–	–	–

Naguib Kheraj	10/10	–	–	–	–

David Roberts	10/10	–	–	–	–

David Arculus	9/10	–	5/6	1/1	–

Sir Richard Broadbent	10/10	–	5/5 (appointed 1st April 2004)	1/1 (appointed 23rd September 2004)	2/2 (appointed 1st April 2004)

Dame Hilary Cropper	7/10 (died 26th December 2004)	–	–	–	1/3

Leigh Clifford	3/3 (appointed 1st October 2004)	–	–	–	–

Professor Dame Sandra Dawson	9/10	5/5	–	–	–

Sir Brian Jenkins	6/6 (retired 1st September 2004)	3/3 (until 1st September 2004)	4/4 (until 1st September 2004)	–	2/2 (until 1st September 2004)

Sir Andrew Likierman	4/4 (appointed 1st September 2004)	2/2 (appointed 1st September 2004)	–	–	1/1 (appointed 23rd September 2004)

Stephen Russell	9/10	5/5	–	1/1 (appointed 23rd September 2004)	3/3

Sir Nigel Rudd	10/10	–	6/6	1/1	–

Dr Jürgen Zech	10/10	5/5	–	–	–

Corporate Governance
Corporate Governance Report

Statement on US Corporate Governance standards

As a non-US company listed on the New York Stock Exchange (NYSE), Barclays is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As Barclays main listing is on the London Stock Exchange, it follows the United Kingdom Listing Authority’s Combined Code on Corporate Governance (the Code). Key differences are set out below.

The way in which Barclays makes determinations of Directors’ independence differs from the NYSE rules. NYSE Rule 303A.02 sets out five tests for Director independence. In addition to those tests, the NYSE also requires that the Board “affirmatively determines that the Director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)”.

The Barclays Board annually reviews the independence of its non-executive Directors, taking into account developing best practice and regulation. For 2004, the Board has determined that all the non-executive Directors are independent as defined by the Code, as set out above.

Barclays has a number of principal Board Committees, which are broadly comparable in purpose and composition to those required by NYSE rules for domestic US companies. Barclays has a Board Corporate Governance and Nominations Committee, a Board HR and Remuneration (rather than Compensation) Committee and a Board Audit Committee. Barclays also has a Board Risk Committee.

With the exception of the Board Corporate Governance and Nominations Committee, which is chaired by the Chairman of the Board, these committees are comprised solely of non-executive Directors whom the Board has determined to be independent, in the manner described above.

The NYSE rules require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. Barclays complies with UK requirements, which are similar to the NYSE rules. The Board, however, does not explicitly take into consideration the NYSE’s detailed definition of what are considered ‘material revisions’.

The NYSE rules require that domestic US companies adopt and disclose a code of business conduct and ethics for Directors, officers and employees. Rather than a single consolidated code as envisaged in the NYSE rules, Barclays has business-based conduct and ethics policies, which apply to all employees. In addition, Barclays has adopted a Code of Ethics for the Group Chief Executive and senior financial officers as required by the US Securities and Exchange Commission.

Corporate Responsibility

The Group’s approach to managing the interests of its stakeholders is fully described in the Corporate Responsibility Report, copies of which are available from the Company Secretary or at www.barclays.com.

Relations with Shareholders

Barclays has a proactive approach to its institutional and private shareholders, totalling around 842,500. In the UK, senior executives hold meetings with our key institutional shareholders to discuss strategy, financial performance and investment activities. Throughout Europe and in the US, we arrange roadshows about the Group for key investors.
The Chairman meets regularly with investor bodies and investors to discuss the Group’s approach to corporate governance issues. Sir Richard Broadbent, the Senior Independent Director, is available to investors should they wish to raise any issues with him.

The Group aims to provide a first class service to private shareholders to help them in the effective and efficient management of their shareholding in Barclays. The main methods of communicating with private shareholders are the Annual Report, the Annual Review and the AGM.

Barclays e-view enables shareholders to receive shareholder documents electronically. It also gives shareholders immediate access to information relating to their personal shareholding and dividend history. Participants can also change their details and dividend mandates online and receive dividend tax vouchers electronically.

All Directors are encouraged to attend the AGM and be available to answer shareholders’ questions. It has been Barclays practice for a number of years that all resolutions are voted on a poll to ensure that the views of all shareholders are reflected proportionately. Each of the resolutions considered at the 2004 AGM was decided on a poll and a copy of the poll results is available from the Company Secretary or on the Company’s website, www.investorrelations.barclays.co.uk. The resolutions to be considered at the 2005 AGM will also be decided on a poll and the results will be made available on the Company’s website. A summary of the resolutions being proposed at the 2005 AGM is set out below:

Ordinary Resolutions
•	To receive the Report and Accounts for the year-ended 31st December 2004.
•	To approve the Report on Remuneration for the year-ended 31st December 2004.
•	To re-elect the following Directors:
–	Sir Andrew Likierman;
–	Leigh Clifford;
–	Matthew W Barrett;
–	John Varley;
–	David Arculus;
–	Sir Nigel Rudd.
•	To reappoint PricewaterhouseCoopers LLP as auditors of the Company.
•	To authorise the Directors to set the remuneration of the auditors.
•	To authorise the creation of a new Performance Share Plan (PSP).
•	To authorise the Directors to establish supplements or appendices to the PSP.
•	To authorise the Directors to allot securities.

Special Resolutions
•	To authorise the Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.
•	To authorise the Directors to repurchase shares.

Signed on behalf of the Board

Matthew W Barrett
Chairman

Barclays PLC Annual Report 2004

Corporate governance
Barclays report on remuneration

Statement from the Chairman of the Board HR and Remuneration Committee (the Committee)

All members of the Committee are independent non-executive Directors. The primary purpose of the Committee is to determine the Group’s policy on the remuneration of executive Directors and their specific remuneration packages.

The Committee also determines the aggregate level of bonus and inacentive funding throughout the Group. This includes setting the framework for reward in Barclays Capital and Barclays Global Investors, and approving their aggregate levels of bonus and incentive expenditure, and strategic investment expenditure on new hires.

The Committee undertakes a periodic review of strategic human resources matters. This includes succession for senior roles below Board level, the longer term availability of talent within the Group, equality and diversity policy and key employee relations issues.

This report details the current components of the remuneration policy and details the remuneration for each person who served as a Director during 2004.

•	Executive Directors’ bonuses for 2004 reflect very strong corporate performance for the year. Group profit before tax and Group economic profit (EP)[1] are 20% and 32% higher than in 2003.

•	The Committee compares Barclays total shareholder return (TSR) with a peer group of eleven other major banks, and also against the FTSE 100 Index. Barclays TSR for 2004 was 23%, which was higher than both the average for the peer group and the FTSE 100 index. 2004 was the first year of a four-year performance cycle, a period during which the primary goal is to deliver top quartile TSR relative to peers. Barclays was ranked first for 2004.

•	The main performance condition for executive Directors in the Incentive Share Option Plan (the ISOP) is TSR relative to a peer group of eleven other major banks. This performance condition is very challenging. The maximum number of shares under option vests only if Barclays is ranked first in the peer group. The 2001 grant under the ISOP vested in 2004. Barclays was ranked fourth of the twelve banks over the three-year period. This performance was sufficient for 25% of the maximum number of shares under the TSR condition to vest. The other 75% lapsed.

•	As shown in the table on page 25, the executive Directors each have a personal interest in Barclays shares, through shares they own, and shares and options held in employee share plans on their behalf. A significant proportion of annual bonus is made up of an award over Barclays shares deferred for a period of at least three years.

The Committee unanimously recommends that you vote to approve this report at the AGM.

Signed on behalf of the Board

Sir Nigel Rudd
Board HR and Remuneration Committee Chairman

Notes
[1]	Economic profit (EP) is defined as gains (and losses) reported within gains and losses where they arise in respect of transactions with shareholders’ funds (which includes purchased goodwill)

[2]	Towers Perrin, Mercer Human given their written consent to the and context in which they appear.

Board HR and Remuneration Committee Members

The Committee comprised the following independent non-executive Directors:

Sir Nigel Rudd, Chairman
David Arculus
Sir Richard Broadbent(a)
Sir Brian Jenkins(b)

Notes
(a)	Sir Richard Broadbent joined the Board on 1st September 2003 and the Committee on 1st April 2004.

(b)	Sir Brian Jenkins ceased to be a member of both the Board and the Committee on 1st September 2004.

The Committee members are considered by the Board to be independent of management and free from any business or other relationship which could materially affect the exercise of their independent judgement.

The constitution and operation of the Committee comply with the Best Practice Provisions on Directors’ Remuneration in the Combined Code adopted by the UK Listing Authority.

Advisers to the Committee

The Committee has access to executive remuneration consultants to ensure that it receives independent advice. The selection of advisers is entirely at the discretion of the Committee Chairman. Advisers are appointed by the Committee for specific pieces of work, as necessary, and are required to disclose to the Committee any potential conflict of interest.

During the year Towers Perrin, Mercer Human Resource Consulting and Kepler Associates2 advised the Committee on general remuneration matters. Towers Perrin and Mercer Human Resource Consulting companies have advised the Company on other human resource related issues including advice in such areas as employee reward, pensions and employee communication. In addition, Towers Perrin gave actuarial and other advice to the Barclays UK life assurance companies and Barclays Private Clients.

The Chairman of the Board, the Group Chief Executive, the Human Resources Director and, as necessary, members of the Group Executive Committee, also advise the Committee. They are not permitted to participate in discussions or decisions relating to their own remuneration. The Human Resources Director is responsible for providing professional support to line management in HR policy and administration and for monitoring compliance with prescribed policy and programmes across Barclays. The Human Resources Director is not a Board Director, and is not appointed by the Committee.

Our Remuneration Policy

We are committed to using reward to support a high-performance culture. Executive Directors can expect outstanding reward if performance is outstanding and below median reward for below median performance. This philosophy applies to reward policies and practices for all employees in the Group. The Committee considers reward levels across the Group when determining remuneration for executive Directors.

Barclays remuneration policy is as follows:

•	to incentivise excellence and balance in both short term (one year) and longer term (three year plus) performance such that the primary goal of achieving top quartile TSR is met and sustained;

Corporate governance
Barclays report on remuneration

•	to enable the Group to attract and retain people of proven ability, experience and skills in the pools in which we compete for talent;
•	to encourage behaviours which lead to excellence and appropriate balance in: financial performance, governance and controls, customer service, human resource management, brand and reputation management, and risk management;
•	to promote attention to maximising personal contribution, contribution to the business in which the individuals work, and contribution to the Group overall; and
•	to ensure, both internally and externally, that remuneration policies and programmes are transparent, well communicated, easily understood and serve well the interests of shareholders.

Barclays reward programmes are designed to support and facilitate generation of TSR. The graph below shows the TSR for the FTSE 100 Index and Barclays since 31st December 1999. The FTSE 100 Index is the index of the hundred largest UK quoted companies by market capitalisation. It is a widely recognised performance comparison for large UK companies. It shows that, by the end of 2004, a hypothetical £100 invested in Barclays on 31st December 1999 would have generated a total return of £58, compared with a loss of nearly £20 if invested in the FTSE 100 Index. Barclays therefore significantly outperformed the FTSE 100 Index for this period.

This graph shows the value, by 31st December 2004, of £100 invested in Barclays on 31st December 1999 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year-ends. TSR above is calculated on a net dividend reinvestment basis.

Note

The Directors’ Remuneration Report Regulations 2002 require that the graph shows TSR for the five years ending with the relevant financial year.

The Reward Package for executive Directors

The reward package for the executive Directors and other senior executives comprised:

•	base salary;
•	annual bonus including the Executive Share Award Scheme (ESAS);
•	the Incentive Share Option Plan (ISOP); and
•	pension and other benefits.

All the executive Directors met a Committee guideline that they should hold the equivalent of 1x their base salary in Barclays shares, including shares held on their behalf in ESAS.

The Committee reviews the elements of the reward package relative to the practice of other comparable organisations. Reward is benchmarked against the markets in which Barclays competes for talent.

This includes benchmarking against other leading international banks and financial services organisations, and other companies of similar size to Barclays in the FTSE 100 Index.

The sections that follow explain how each of the elements of remuneration listed above is structured. Each part of the package is important and has a specific role in achieving the aims of the remuneration policy. The combined potential earnings from bonus and ISOP outweigh the other elements, and are subject to performance conditions, thereby placing a large proportion of total reward at risk. The component parts for each Director are detailed in tables accompanying this Report.

Base Salary

This is a fixed cash sum, payable monthly. The Committee reviews salaries each year as part of the total reward package, recognising market levels and individual contribution.

The annual base salaries for the Chairman and the current executive Directors are shown in the table below:

	As at 1st Jan 2004	As at 1st Jan 2005

MW Barrett	£1,100,000	£650,000
JS Varley(a)	£700,000	£850,000
RJ Davis	£500,000	£500,000
GA Hoffman	£500,000	£500,000
N Kheraj	£500,000	£500,000
DL Roberts	£500,000	£500,000

Note
(a)	John Varley’s base salary increased from £700,000 to £850,000 on 1st September 2004.

Annual Bonus Including Executive Share Award Scheme (ESAS)

The 2004 annual bonuses for executive Directors were linked to Group EP performance and individual performance. Group EP was more than 30% above the level for 2003, which contributed to bonuses being paid towards the top end of the range for 2004. For 2004, the maximum bonus opportunity for outstanding performance was 187.5% of base salary in cash and a further 62.5% in deferred shares. Cash bonuses for current executive Directors for 2004 performance were 154% of base salary as at 31st December 2004 for Mr Varley, and between 150% and 187.5% of base salary for the other current Directors.

The shares element of the annual bonus referred to above must be held for at least three years and is subject to potential forfeit if the individual resigns and commences employment with a competitor business.

Matthew W Barrett’s bonus for 2004 takes account of his former role as Group Chief Executive up to and including 31st August 2004. Mr Barrett is not eligible for a bonus for the performance year starting 1st January 2005.

Incentive Share Option Plan (ISOP)

The ISOP is designed to provide the opportunity for executive Directors and senior managers to receive rewards for creating sustained shareholder value growth. Participants are granted options over Barclays PLC ordinary shares, which are normally exercisable after three years at the market price at the time of grant. The number of shares over which options can be exercised depends upon Barclays performance against specific targets. In establishing the performance targets, the Committee has sought to encourage excellent business

Barclays PLC Annual Report 2004

performance. For the 2000, 2001, 2002 and 2003 ISOP grants, the performance metrics were TSR and EP growth. The measure of performance used for the 2004 grant was TSR, which is a good measure of the value created for shareholders. The awards are also subject to an underlying financial health condition, that EP for the relevant period is more than for the previous three-year period.

The Committee agrees a level of ISOP award for each executive Director, taking account of market practice for comparable positions and performance. The maximum annual target award under the ISOP is 200% of remuneration; however, target awards granted to Directors in 2004 were well below this level at 70% to 82% of base salary. Mr Barrett did not receive a grant of ISOP in 2004, and will not be eligible for awards of this kind as Chairman.

A proposed new long-term incentive plan has been submitted to shareholders for approval at the AGM on 28th April 2005. Details of the new Plan are included in the Notice of Meeting which has been posted to shareholders with their Report. It can be accessed via the Company’s website at www.investorrelations.barclays.co.uk. Awards made in 2004 were made under the existing ISOP Plan.

ISOP Total Shareholder Return, Performance Condition

A proportion of the shares under option are subject to a challenging performance condition based on TSR measured against a financial services peer group approved by the Committee. This peer group comprises eleven other leading UK and international financial institutions that have been chosen to reflect Barclays business mix. For the performance period 2004 to 2006, the peer group is ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, Lloyds TSB, Royal Bank of Scotland, JP Morgan Chase and UBS.

Performance achieved in the TSR	Number of shares
ranking scale out of 12 financial	under option that
institutions including Barclays	become exercisable

1st place	4 x Target Award
2nd place	3 x Target Award
3rd place	2 x Target Award
4th – 6th place	1 x Target Award
7th – 12th place	Zero

If Barclays is ranked below sixth after three years, the performance condition requires there will be a re-test on the fourth anniversary, over the full four- year period. If Barclays is not ranked sixth or higher after four years, the options will lapse. For ISOP, TSR is calculated on a net dividend reinvestment basis. The re-test provision will not be included in the new Performance Share Plan for which we are seeking shareholder approval at the 2005 AGM in April.

Note
Under the TSR condition, the ability to exercise is also subject to the condition that EP for the three-year performance period is greater than the previous performance period.

For the 2001 grant of ISOP, which vested during 2004, Barclays relative TSR performance ranking was fourth, which provided a vesting of 1x target award. Therefore, 75% of the options granted under the TSR condition, which would have vested had Barclays been ranked first, lapsed. Options must normally be held for three years before they can be exercised and lapse ten years after grant if not exercised.

Sharesave

All eligible employees including executive Directors have the opportunity to participate in the Barclays Sharesave Scheme. Sharesave is an Inland Revenue approved all-employee share plan. The Inland Revenue does not permit performance conditions to be attached to the exercise of options. Under the plan, participants are granted options over Barclays PLC ordinary shares. Each participant may save up to £250 per month to purchase Barclays shares at a discount. For the 2004 grant, the discount was 20% of the market value at the time the option was granted.

Sharepurchase (previously named Share Incentive Plan)

Sharepurchase was introduced in January 2002. It is an Inland Revenue approved all-employee share plan. The plan is open to all eligible UK employees, including executive Directors. Under the plan, participants are able to purchase up to £1,500 worth of Barclays PLC ordinary shares per tax year, which, if kept in trust for five years, can be withdrawn from the plan tax-free. Any shares in the plan will earn dividends in the form of additional shares, which must normally be held by the trustee for three years before being eligible for release.

Employee Benefits Trust (EBT)

The shares provided to employees in the ESAS are held in an EBT. The trustees of the Barclays EBT have informed Barclays that their normal policy is to abstain in any shareholder voting, in respect of the Barclays shares held in trust.

Pensions

A pension is payable on retirement at contractual retirement date (normally 60), and is calculated either by reference to an executive Director’s length of service and pensionable salary or to a money purchase arrangement, depending upon date of hire. Pensionable pay comprises base salary only. Matthew W Barrett is not a member of the Group’s main pension schemes. A notional fund has accrued on his behalf outside the pension scheme (see page 18 for further details).

John Varley is a member of a closed non-contributory pension scheme and his contract provides for a pension of 60% of pensionable salary without reduction for early retirement if he retires at age 55 with 28 years of service and two-thirds of pensionable salary at age 60 with 33 years of service.

Service Contracts

The Group has service contracts with its Chairman, executive Directors and senior executives. The effective dates of the contracts for the Chairman and executive Directors who served during 2004 are shown in the table on page 16. The service contracts do not have a fixed term but provide for a notice period from the Group of one year and normally for retirement at age 60. The Committee’s policy is that executive Directors’ contracts should allow for termination with contractual notice from the Company, except in circumstances of gross misconduct when notice is not given.

The Committee’s approach when considering payments in the event of termination is to take account of the individual circumstances including the reason for termination, contractual obligations and share plan rules.

Corporate governance
Barclays report on remuneration

Potential
	Effective		Normal	compensation
	date	Notice	retirement	for loss
Directors(a)	of contract	period	date	of office

1 year’s
contractual
MW Barrett(b)	1st Sep 2004	1 year	n/a	remuneration

JS Varley	1st Sep 2004	1 year	31st Mar 2016	”

RJ Davis	1st Jan 2004	1 year	3rd Jun 2016	”

GA Hoffman	1st Jan 2004	1 year	20th Oct 2020	”

N Kheraj	1st Jan 2004	1 year	14th Jul 2024	”

DL Roberts	1st Jan 2004	1 year	11th Sep 2022	”

Former Directors
Sir Peter Middleton(c)	1st May 1999	1 year	n/a	–

CJ Lendrum	15th Jun 1992	1 year	n/a	–

Notes
(a)	Details of executive Directors standing for re-election at the 2005 AGM are set out on page 5.

(b)	There is no formal retirement date under Mr Barrett’s contract.

(c)	Sir Peter Middleton’s service contract did not provide for a retirement date.

Barclays Capital and Barclays Global Investors

The Committee has established frameworks for the governance and control of compensation in these businesses. Ranges have been set for key financial and compensation ratios such as operating costs to net revenue, compensation to pre-compensation Profit Before Tax and bonus expenditure as a percentage of pre-bonus profits. The Committee approves aggregate bonus and long-term incentive expenditure, and strategic investment on new hires, in these businesses, taking account of these agreed ratios. The Committee also approves individual compensation for the members of the management teams in these businesses.

Non-executive Directors

The Board determines the fees of non-executive Directors, which are reviewed annually.

The basic fee for a non-Executive Director is £50,000 p.a. with an additional £15,000 p.a. paid to members of the following committees: Board Audit, Board Risk, Board HR and Remuneration, and Board Corporate Governance and Nominations. The Chairmen of the Board Risk and the Board Audit Committees receive £25,000 p.a.. As Senior Independent Director, Sir Richard Broadbent receives an additional fee of £25,000 p.a.. As Deputy Chairman, Sir Nigel Rudd receives £150,000 p.a. without any additional fee for chairing the Board HR and Remuneration Committee or membership of the Board Corporate Governance and Nominations Committee. Similarly, as Chairman, Matthew W Barrett receives a salary of £650,000 p.a. from 1st January 2005, without any additional fee for chairing the Board Corporate Governance and Nominations Committee.

The Board’s policy is that fees should reflect individual responsibilities and membership of Board Committees. Barclays encourages its non-executive Directors to build up a holding in the Company’s shares. £20,000 of each Director’s basic fee of £50,000 is used to buy shares in the Company. These shares, together with reinvested dividends, are retained on behalf of the non-executive Directors until they retire from the Board. They are included in the table of Directors’ interests in ordinary shares of Barclays PLC on page 25. Non-executive Directors do not receive awards in share or share option plans for employees, nor do they accrue pension benefits from Barclays for their non-executive services.

Non-executive Directors do not have service contracts. For each non-executive Director, the effective date of their appointment, notice period and the Group’s liability in the event of early termination are shown in the table below:

Group
liability in the
Non-executive	Appointment	Notice	event of early
Directors	date	period	termination

TDG Arculus	1st Feb 1997	6 months	6 months’ fees

Sir Richard Broadbent	1st Sep 2003	”	”

RL Clifford	1st Oct 2004	”	”

Professor Dame Sandra Dawson	1st Mar 2003	”	”

Sir Andrew Likierman	1st Sep 2004	”	”

Sir Nigel Rudd	1st Feb 1996	”	”

SG Russell	25th Oct 2000	”	”

Dr Jürgen Zech	30th Jul 2002	”	”

Former Directors Dame Hilary Cropper	1st Jun 1998	”	–

Sir Brian Jenkins	25th Oct 2000	”	–

Each appointment is for an initial six-year term, renewable for a single term of three years thereafter. Details of non-executive Directors standing for re-election at the 2005 AGM are set out on page 5.

Future Policy

The Committee intends to continue to review the existing remuneration arrangements, as detailed in this Report during 2005 and will seek to ensure that Barclays reward programmes remain competitive and provide appropriate incentive to perform. As usual, there will be individual reviews of base salary, annual bonus (including ESAS) and awards under the long-term incentive plans.

Mr Barrett’s base salary from 1st January 2005 has been reduced to £650,000 p.a.. He will not be eligible for any performance bonus in respect of the 2005 performance year. He will also not be eligible for pension accrual or long-term incentive awards. Mr Varley’s base salary from 1st September 2004 is £850,000 p.a. reflecting his role as Group Chief Executive from that date.

A proposal has been submitted to shareholders to seek approval for a new long-term incentive plan for Directors and other senior leaders effective from 2005. The new plan is designed to drive outstanding relative TSR performance. It includes performance shares rather than share options. There is no performance condition re-test in the new plan.

Audited Information

As required by Part 3 of Schedule 7A of the Companies Act 1985, the Group’s auditors, PricewaterhouseCoopers LLP, have audited the information contained on pages 17 to 24.

Barclays PLC Annual Report 2004

2004 Annual Remuneration(a)(n)

								Executive Share
		Pay in			Annual			Award Scheme
	Salary	lieu of			cash	2004	2003	ESAS(c)
	and fees	notice	Benefits	(b)(f)	bonus	Total	Total	2004	2003
	£000	£000	£000		£000	£000	£000	£000	£000

Chairman
MW Barrett(d)(e)	1,100	–	77		1,650	2,827	3,088	715	831

Executive Directors
JS Varley(e)	750	–	11		1,313	2,074	905	569	184
RJ Davis	500	–	12		825	1,337	–	358	–
GA Hoffman(e)	500	–	10		825	1,335	–	358	–
N Kheraj(e)(f)	500	–	125		938	1,563	–	406	–
DL Roberts	500	–	10		769	1,279	–	333	–

Non-executive Directors(g)
TDG Arculus	68	–	–		–	68	58	–	–
Sir Richard Broadbent	83	–	–		–	83	17	–	–
RL Clifford(h)	13	–	–		–	13	–	–	–
Professor Dame Sandra Dawson	62	–	–		–	62	44	–	–
Sir Andrew Likierman(i)	26	–	–		–	26	–	–	–
Sir Nigel Rudd	98	–	–		–	98	62	–	–
SG Russell	93	–	–		–	93	77	–	–
Dr Jürgen Zech	62	–	–		–	62	57	–	–

Former Directors
Sir Peter Middleton(j)	550	–	16		–	566	566	–	–
CJ Lendrum(k)	425	433	10		900	1,768	868	–	–
Dame Hilary Cropper(l)	62	–	–		–	62	57	–	–
Sir Brian Jenkins(m)	100	–	–		–	100	144	–	–

Notes
(a)	Emoluments include amounts, if any, payable by Barclays subsidiary undertakings.

(b)	The Chairman and executive Directors receive benefits in kind, which may include life cover, the use of a Company owned vehicle or cash equivalent, medical insurance and tax advice, on similar terms to other senior executives.

(c)	The amounts shown for ESAS represent payments which are expected to be made by the trustee to fund the provisional allocation of shares in 2005, in respect of 2004 performance, including a maximum potential 30% bonus share element, which is added to the award in two parts: 20% after three years, 10% after five years.

(d)	Matthew W Barrett’s remuneration reflects his role as Group Chief Executive up to and including 31st August 2004.

(e)	Matthew W Barrett is a member of the Advisory Committee, Federal Reserve Bank of New York, and receives no fee in respect of this position. John Varley is a Director of Ascot Authority (Holdings) Limited and British Grolux Investments Limited, for which he receives fees of £24,565 and £6,000 respectively. Gary Hoffman is a Director of Visa (Europe) Limited, for which he receives no fee. Naguib Kheraj is a member of the Board of Governors of the Institute of Ismaili Studies, for which he receives no fee.

(f)	Benefits for Naguib Kheraj included a cash allowance of 23% of base salary (£115,000) in lieu of pension contributions.

(g)	Fees to non-executive Directors included an amount of not less than £20,000 per annum which, after tax, is used to buy Barclays PLC ordinary shares for each non-executive Director.

(h)	Richard Leigh Clifford was appointed as a non-executive Director on 1st October 2004.

(i)	Sir Andrew Likierman was appointed as a non-executive Director on 1st September 2004.

(j)	Sir Peter Middleton ceased to be Chairman with effect from 1st September 2004. However, his notice period ended on 31st December 2004 and he therefore received remuneration until that date. He received pension payments through the Barclays Bank UK Retirement Fund for 2004 of £74,000 (2003: £73,000). Details of the payment are not included in the table above since this is a pension in payment relating to his Barclays service prior to becoming Chairman.

(k)	Chris Lendrum ceased to be a Director on 31st December 2004. He received a payment in lieu of remuneration in the form of a pension contribution for the balance of his 12-month contractual notice period ending 24th June 2005, less £43,000 for services to Barclays to be undertaken in the period between 1st January and 24th June 2005. These services include Chairmanship of the Barclays Bank UK Retirement Fund.

(l)	Dame Hilary Cropper died on 26th December 2004.

(m)	Sir Brian Jenkins ceased to be a Director on 1st September 2004.

(n)	For those Directors who were appointed during the year and for those who ceased to be Directors during the year the remuneration shown relates to the period for which they were Directors.

Corporate governance
Barclays report on remuneration

Executive Directors’ annual pension accrued assuming retirement at contractual age(d)(e)(h)(i)

				Pension			Transfer	Transfer
				accrued			value of	value of
			Accrued	during		Accrued	accrued	accrued	Increase in	Other
	Age		pension	2004		pension	pension	pension	transfer	contribu-
	at 31st		at 31st	(including		at 31st	at 31st	at 31st	value	tions
	December	Years	December	increase for		December	December	December	during	made in
	2004	of service	2003	inflation)		2004	2003	2004	the year	2004
			£000	£000	(a)	£000	£000	£000	£000	£000

Chairman
MW Barrett(b)	60	5	–	–		–	–	–	–	990

Executive Directors
JS Varley(c)	48	22	181	126		307	2,177	4,705	2,528	–
RJ Davis(f)	48	7	–	–		–	–	–	–	115
GA Hoffman(c)	44	22	140	45		185	1,410	1,488	78	–
N Kheraj(g)	40	7	–	–		–	–	–	–	–
DL Roberts(c)	42	21	133	44		177	1,250	1,295	45	–

Former Director
CJ Lendrum(e)	57	35	257	14		271	4,069	4,639	570	433

Notes
(a)	Pension accrued during the year represents the increase in accrued pension (including inflation at the prescribed rate of 3.1%) which occurred during the entire year. All pensions are reviewed annually, with a guaranteed increase in line with retail price inflation, up to a maximum of 5%.

(b)	Matthew W Barrett is not a member of the Group’s main pension schemes. A notional fund has been accrued on his behalf outside the pension scheme. In the event of Mr Barrett’s death before retirement, a capital sum of up to four times salary would be payable.

(c)	The Group has a closed non-contributory pension scheme, which provides that, in the case of death before retirement, a capital sum of up to four times salary is payable together with a spouse’s pension of approximately 50% of the member’s prospective pension at retirement. For death in retirement, a spouse’s pension of approximately 50% of the member’s pre-commutation pension is payable. If a member, granted a deferred pension, dies before their pension becomes payable, their widow/widower will immediately be paid a pension of 50% of their deferred pension. In all circumstances, children’s allowances are payable, usually up to the age of 18. Enhanced benefits are payable if a member is unable to continue to work as a result of serious ill health. Gary Hoffman and David Roberts are members of the closed non-contributory pension scheme with benefits of 1/60th of final pensionable salary per year of service. Their Normal Retirement Age is 60. John Varley is also a member of the closed non-contributory pension scheme and he is entitled to a pension of 60% of pensionable salary without reduction for early retirement if he retires from age 55 and two-thirds of pensionable salary at age 60.

(d)	The accrued pension amounts at the end of the year for Mr Hoffman, Mr Roberts and Mr Varley are the values if the Director left service on that date.

(e)	Chris Lendrum ceased to be a Director on 31st December 2004. The accrued pension was the value at this date. He accrued benefits in the closed non-contributory Pension Scheme.

(f)	Roger Davis is a member of the Group hybrid scheme. He receives a money purchase contribution of 23% of his salary to this arrangement.

(g)	Naguib Kheraj received a cash allowance of 23% of salary, in lieu of pension contributions.

(h)	The transfer values have been calculated in a manner consistent with ‘Retirement Benefit Schemes – Transfer Values (GNII)’ published by the Institute of Actuaries and the Faculty of Actuaries.

(i)	The tax simplification in the Finance Act 2004 will introduce new maximum limits on tax-approved pension benefits. The Committee’s policy is not to increase executive Directors’ benefits to mitigate changes in tax treatment.

Barclays PLC Annual Report 2004

Executive Directors: illustration of change in value of shares owned beneficially, or held under option or awarded under employee share plans during the year(a)

	Number at 31st December 2004									Notional		Notional
			Executive		Executive	Incentive				value based		value based
	Shares		Share		Share	Share				on share		on share		Change in
	owned		Award		Option	Option				price of		price of		notional
	beneficially	(b)	Scheme	(c)	Scheme	Plan	(d)	Sharesave	Total	£4.98	(e)	£5.86	(f)	value
										£000		£000		£000

Chairman
MW Barrett	289,242		293,460		766,628	2,832,000		2,479	4,183,809	3,880		7,006		3,127

Executive Directors
JS Varley	338,451		139,695		–	880,000		4,096	1,362,242	2,904		4,041		1,136
RJ Davis	3,156		587,682		–	440,000		2,714	1,033,552	3,185		4,056		870
GA Hoffman	168,240		436,586		–	700,000		6,874	1,311,700	3,475		4,574		1,099
N Kheraj	2,238		868,622		60,000	480,000		10,319	1,421,179	4,655		5,863		1,207
DL Roberts	67,368		288,717		–	480,000		4,483	840,568	2,018		2,710		692

Former Director
CJ Lendrum(g)	239,373		81,712		–	340,000		2,714	663,799	1,809		2,331		522

Notes
(a)	The register of Directors’ interests, which shows full details of Directors’ current share awards and options, is available for public inspection at the Group’s Head office in London.

(b)	The number shown includes shares held under Sharepurchase.

(c)	Executive Share Award Scheme includes the maximum potential 30% bonus share element, which is added to the award in two parts: 20% after three years, 10% after five years.

(d)	The number of shares shown represent the target award shares under option, or the actual number of shares under option if the award has vested.

(e)	The value is based on the share price as at 31st December 2003. In the case of share options, the value is the ‘in-the-money’ value. The notional value of shares under option under the Incentive Share Option Plan (ISOP), Executive Share Option Scheme (ESOS) and Sharesave have been set at zero where the market price at 31st December 2003 is lower than the exercise price per share.

(f)	The value is based on the share price as at 31st December 2004. In the case of share options, the value is the ‘in-the-money’ value. The notional value of shares under option under ISOP, ESOS and Sharesave have been set at zero where the market price at 31st December 2004 is lower than the exercise price per share.

(g)	Chris Lendrum ceased to be a Director on 31st December 2004.

Market price per share at 31st December 2004 was 586p. The highest and lowest market prices per share during the year were 586p and 443p respectively. Under the Executive Share Award Scheme (ESAS), ISOP and ESOS, nothing was paid by these participants on the grant of options.

Corporate governance
Barclays report on remuneration

Executive Directors: shares provisionally allocated and shares under option under Executive Share Award Scheme (ESAS)(a)

		During 2004
		Awarded in		Market		Market		Number
	Number at	respect of		price at		price	Bonus	at 31st
	1st January	the results		release		at exercise	shares	December
	2004	for 2003	Released(b)	date £	Exercised(c)	date £	lapsed	2004

Chairman
MW Barrett	245,949	169,327	–	–	66,932	4.92	5,576	293,460
					45,516	4.75	3,792

Executive Directors
JS Varley	139,838	37,493	37,636	4.87	–	–	–	139,695
RJ Davis(d)	587,682	–	–	–	–	–	–	587,682
GA Hoffman(d)	309,414	–	9,412	4.87	–	–	–	300,002
N Kheraj(d)	868,622	–	–	–	–	–	–	868,622
DL Roberts(d)	294,665	–	5,948	4.87	–	–	–	288,717

Former Director
CJ Lendrum	100,532	–	18,820	4.87	–	–	–	81,712

	Nil cost	Nil cost			Awarded in
	option	option	Date		2005 in
	granted	held under	from	Latest	respect of
	at 3rd	voluntary	which	expiry	the results
	anniversary(e)	ESAS(f)	exercisable	date	for 2004(g)

Chairman
MW Barrett	–	–	–	–	120,982

Executive Directors
JS Varley	46,304	–	25/02/03	23/02/06	96,235
RJ Davis	225,052	–	25/02/03	23/02/06	60,490
GA Hoffman	29,418	136,584	26/02/99	04/03/14	60,490
N Kheraj	–	–	–	–	68,739
DL Roberts	18,368	–	25/02/03	23/02/06	56,367

Former Director
CJ Lendrum	38,432	–	25/02/03	28/02/06	–

Notes
(a)	ESAS is a deferred share award plan in which awards are initially granted in the form of a provisional allocation and do not give rise to any entitlement to the shares. These awards were granted in the years 2000 to 2004, and include mandatory bonus deferrals. For mandatory bonus deferrals under ESAS, the size of any award is subject to the same Group and individual performance criteria as the annual bonus. Normally, the trustees will permit the executive to call for the shares from the end of the third year from grant of an award by granting a right to acquire shares (a nil cost option) exercisable for two years. As this nil cost option is part of the structure of an ESAS award described above, which is a deferred share award plan, it would not be appropriate to attach a performance condition to the exercise of options. If the right is not exercised, the trustees, may at the end of the fifth year, release all of the shares, including bonus shares equal to 30% of the basic award. If the right is exercised, an executive may lose the opportunity of receiving one-third of the bonus shares. The number of shares shown in the table includes the bonus shares where applicable.

(b)	The trustees may release additional shares to participants which represent accumulated net dividends in respect of shares under award. During 2004, the trustees released the following accumulated dividend shares – 5,994 to John Varley, 1,501 to Gary Hoffman, 945 to David Roberts and 2,997 to Chris Lendrum. These are not awarded as part of the original award and consequently are not included in the Released column.

(c)	The trustees may release additional shares to participants which represent accumulated net dividends in respect of shares under award. During 2004, the trustees released the following accumulated dividend shares – 13,996 to Matthew W Barrett. These are not included as part of the original award and consequently are not included in the Exercised column.

(d)	The number shown on 1st January 2004 includes those shares provisionally allocated in respect of performance for 2003, for those individuals who were not Directors in 2003.

(e)	The shares under option shown in this column are already included in the numbers shown at 1st January 2004 and relate to provisional allocations made in 2000 and 2001 except that the figures do not include accumulated dividend shares under option as follows: 3,740 shares for John Varley, 18,363 shares for Roger Davis, 2,550 shares for Gary Hoffman, 1,516 shares for David Roberts and 3,182 for Chris Lendrum. Under ESAS, a participant pays £1 to exercise an option, irrespective of the number of shares involved.

(f)	The shares under option in this column are not included in the numbers shown at 1st January 2004. Voluntary ESAS is an additional award under ESAS following a Director requesting that part of the cash bonus to which he would otherwise become entitled be waived, and is granted as a right to acquire shares which will become fully exercisable after five years.

(g)	The awards in respect of 2004 were made in February 2005. The shares awarded represent shares purchased by the trustees after 10th February 2005 at £5.91 in respect of a recommendation by the Company for an award, including a maximum potential 30% bonus shares, of £715,000 to Matthew W Barrett, £357,500 to Roger Davis, £357,500 to Gary Hoffman, £406,250 to Naguib Kheraj, £333,125 to David Roberts and £568,750 to John Varley.

Barclays PLC Annual Report 2004

Executive Directors: shares under option under Incentive Share Option Plan (ISOP)(a)(b)(c)

	Number held as at		During the year						Number held as at
	1st January 2004		Granted		Exercised		Lapsed		31st December 2004
		Maximum		Maximum				Maximum		Maximum
		number		number		Market		number		number	Shares		Date
	Target	over which	Target	over which	Number	price at	Target	over which	Target	over which	due to	Exercise	from
	Award	potentially	Award	potentially	of shares	exercise	Award	potentially	Award	potentially	vest in	price per	which	Expiry
	Shares	exercisable	Shares	exercisable	exercised	date	Shares	exercisable	Shares	exercisable	2005(b)	share	exercisable	date
	000	000	000	000	000		£000	000	000	000		£

Chairman
MW Barrett
2002
EP	40	80	–	–	–	–	–	–	40	80	40	5.20	20/03/05	19/03/12
TSR	1,960	7,840	–	–	–	–	–	–	1,960	7,840	1,960	5.20	20/03/05	19/03/12
2001
EP	40	80	–	–	–	–	20	60	–	20	–	5.34	12/03/04	11/03/11
TSR	300	1,200	–	–	–	–	–	900	–	300	–	5.34	12/03/04	11/03/11
2000
EP	–	80	–	–	–	–	–	–	–	80	–	3.90	18/05/03	17/05/10
TSR	–	432	–	–	–	–	–	–	–	432	–	3.90	18/05/03	17/05/10

Executive Directors
JS Varley
2004
TSR	–	–	300	1,200	–	–	–	–	300	1,200	–	4.80	23/03/07	22/03/14
2003
EP	40	80	–	–	–	–	–	–	40	80	–	3.26	14/03/06	13/03/13
TSR	80	320	–	–	–	–	–	–	80	320	–	3.26	14/03/06	13/03/13
2002
EP	40	80	–	–	–	–	–	–	40	80	40	5.20	20/03/05	19/03/12
TSR	80	320	–	–	–	–	–	–	80	320	80	5.20	20/03/05	19/03/12
2001
EP	40	80	–	–	–	–	20	60	–	20	–	5.34	12/03/04	11/03/11
TSR	80	320	–	–	–	–	–	240	–	80	–	5.34	12/03/04	11/03/11
2000
EP	–	80	–	–	–	–	–	–	–	80	–	3.90	18/05/03	17/05/10
TSR	–	160	–	–	–	–	–	–	–	160	–	3.90	18/05/03	17/05/10

RJ Davis
2004
TSR	–	–	180	720	–	–	–	–	180	720	–	4.80	23/03/07	22/03/14
2003
EP	40	80	–	–	–	–	–	–	40	80	–	3.26	14/03/06	13/03/13
TSR	80	320	–	–	–	–	–	–	80	320	–	3.26	14/03/06	13/03/13
2002
EP	40	80	–	–	–	–	–	–	40	80	40	5.20	20/03/05	19/03/12
TSR	40	160	–	–	–	–	–	–	40	160	40	5.20	20/03/05	19/03/12
2001
EP	40	80	–	–	–	–	20	60	–	20	–	5.34	12/03/04	11/03/11
TSR	40	160	–	–	–	–	–	120	–	40	–	5.34	12/03/04	11/03/11

GA Hoffman
2004
TSR	–	–	180	720	–	–	–	–	180	720	–	4.80	23/03/07	22/03/14
2003
EP	40	80	–	–	–	–	–	–	40	80	–	3.26	14/03/06	13/03/13
TSR	80	320	–	–	–	–	–	–	80	320	–	3.26	14/03/06	13/03/13
2002
EP	40	80	–	–	–	–	–	–	40	80	40	5.20	20/03/05	19/03/12
TSR	80	320	–	–	–	–	–	–	80	320	80	5.20	20/03/05	19/03/12
2001
EP	40	80	–	–	–	–	20	60	–	20	–	5.34	12/03/04	11/03/11
TSR	60	240	–	–	–	–	–	180	–	60	–	5.34	12/03/04	11/03/11
2000
EP	–	80	–	–	–	–	–	–	–	80	–	3.90	18/05/03	17/05/10
TSR	–	120	–	–	–	–	–	–	–	120	–	3.90	18/05/03	17/05/10

Corporate governance
Barclays report on remuneration

Executive Directors: shares under option under Incentive Share Option Plan (ISOP)(a)(b)(c) (continued)

	Number held as at		During the year						Number held as at
	1st January 2004		Granted		Exercised		Lapsed		31st December 2004
		Maximum		Maximum				Maximum		Maximum
		number		number		Market		number		number	Shares		Date
	Target	over which	Target	over which	Number	price at	Target	over which	Target	over which	due to	Exercise	from
	Award	potentially	Award	potentially	of shares	exercise	Award	potentially	Award	potentially	vest in	price per	which	Expiry
	Shares	exercisable	Shares	exercisable	exercised	date	Shares	exercisable	Shares	exercisable	2005(b)	share	exercisable	date
	000	000	000	000	000		£000	000	000	000		£

N Kheraj
2004
TSR	–	–	200	800	–	–	–	–	200	800	–	4.80	23/03/07	22/03/14
2003
EP	40	80	–	–	–	–	–	–	40	80	–	3.26	14/03/06	13/03/13
TSR	80	320	–	–	–	–	–	–	80	320	–	3.26	14/03/06	13/03/13
2002
EP	40	80	–	–	–	–	–	–	40	80	40	5.20	20/03/05	19/03/12
TSR	60	240	–	–	–	–	–	–	60	240	60	5.20	20/03/05	19/03/12
2001
EP	40	80	–	–	–	–	20	60	–	20	–	5.34	12/03/04	11/03/11
TSR	40	160	–	–	–	–	–	120	–	40	–	5.34	12/03/04	11/03/11

DL Roberts
2004
TSR	–	–	180	720	–	–	–	–	180	720	–	4.80	23/03/07	22/03/14
2003
EP	40	80	–	–	–	–	–	–	40	80	–	3.26	14/03/06	13/03/13
TSR	80	320	–	–	–	–	–	–	80	320	–	3.26	14/03/06	13/03/13
2002
EP	40	80	–	–	–	–	–	–	40	80	40	5.20	20/03/05	19/03/12
TSR	80	320	–	–	–	–	–	–	80	320	80	5.20	20/03/05	19/03/12
2001
EP	40	80	–	–	–	–	20	60	–	20	–	5.34	12/03/04	11/03/11
TSR	40	160	–	–	–	–	–	120	–	40	–	5.34	12/03/04	11/03/11

Former Director
CJ Lendrum(d)
2003
EP	40	80	–	–	–	–	–	–	40	80	–	3.26	14/03/06	13/03/13
TSR	80	320	–	–	–	–	–	–	80	320	–	3.26	14/03/06	13/03/13
2002
EP	40	80	–	–	–	–	–	–	40	80	40	5.20	20/03/05	19/03/12
TSR	80	320	–	–	–	–	–	–	80	320	80	5.20	20/03/05	19/03/12
2001
EP	40	80	–	–	–	–	20	60	–	20	–	5.34	12/03/04	11/03/11
TSR	80	320	–	–	–	–	–	240	–	80	–	5.34	12/03/04	11/03/11
2000
EP	–	80	–	–	80	5.15	–	–	–	–	–	3.90	18/05/03	17/05/10
TSR	–	136	–	–	136	5.15	–	–	–	–	–	3.90	18/05/03	17/05/10

Notes
(a)	The Register of Directors’ interests, which shows full details of Directors’ current share awards and options, is available for inspection at the Group’s Head office in London.

(b)	The 2002 grant is due to vest on 20th March 2005. The number of shares due to vest represents the number over which an option may be exercised after the third anniversary from grant, as determined by the Committee in respect of the performance conditions attached to the options originally set at the time of the grant of the option. The shares under option that are not due to vest will lapse. The result of the economic profit performance against the target has resulted in the Target Award vesting. The result of the relative TSR performance target against the comparator group of companies placed Barclays in fourth position for the 2002 to 2004 performance period with a vesting multiplier of one times the Target Award.

(c)	Market price per share at 31st December 2004 was 586p. The highest and lowest market prices per share during the year were 586p and 443p respectively.

(d)	Chris Lendrum ceased to be a Director on 31st December 2004.

Barclays PLC Annual Report 2004

Executive Directors: shares under option under Sharesave(a)

		During 2004		Information as at 31st December 2004
	Number			Number		Weighted	Market
	held at			at 31st	Exercise	average	price on	Date from	Latest
	1st January			December	price per	exercise	date of	which	expiry
	2004	Granted	Exercised	2004	share	price	exercise	exercisable	date
					£	£	£

Executive
MW Barrett	2,479	–	–	2,479	–	3.73	–	01/11/06	30/04/07

Executive Directors
JS Varley	4,096	–	–	4,096	–	4.11	–	01/11/06	30/04/07
RJ Davis	2,714	–	–	2,714	–	3.50	–	01/11/05	30/04/06
GA Hoffman	5,736	1,138	–	6,874	–	3.76	–	01/11/05	30/04/12
N Kheraj	6,312	4,007	–	10,319	–	3.47	–	01/11/05	30/04/10
DL Roberts	4,626	801	944	4,483	3.56	3.68	5.42	01/11/04	30/04/10

Former Director
CJ Lendrum(b)	2,714	–	–	2,714	–	3.50	–	01/01/05	30/06/05

Notes
(a)	The Register of Directors’ interests, which shows full details of Directors’ current share awards and options, is available for inspection at the Group’s Head office in London.

(b)	Chris Lendrum ceased to be a Director on 31st December 2004.

Corporate governance
Barclays report on remuneration

Directors: awards under closed Group incentive schemes(a)(d)

				Number		Market	Weighted
	Number at			at 31st	Exercise	price on	average	Date from	Latest
	1st January	During the year(b)		December	price per	exercise	exercise	which	expiry
	2004	Exercised	Lapsed	2004	share	date	price	exercisable	date
					£	£	£

Chairman
MW Barrett(c)
ESOS	766,628	–	–	766,628	–	–	4.43	04/10/02	03/10/09

Executive Directors
GA Hoffman
ESOS	40,000	40,000	–	–	3.47	5.19	3.47	05/09/00	04/09/04
N Kheraj
ESOS	60,000	–	–	60,000	–	–	3.97	14/08/01	13/08/08

Notes
(a)	The register of Directors’ interests, which shows full details of Directors’ current share awards and options, is available for public inspection at the Group’s Head office in London.

(b)	No options were granted under these plans.

(c)	The independent trustee of the Barclays Group (ESOS) employees’ benefit trust granted Matthew W Barrett a share award in 1999 comprising an option on similar terms to options granted under ESOS. For convenience these are described as granted under ESOS in the above table.

(d)	Executive Directors continue to have interests under the ESOS scheme (as indicated in the table above). No further awards will be made under this scheme. Under the ESOS, options granted (at market value) to executives were exercisable only if the growth in earnings per share of the Company over a three-year period was, at least, equal to the percentage increase in the UK Retail Price Index plus 6%, over the same period. The performance target for the 1999 ESOS grant was met.

Barclays PLC Annual Report 2004

Directors: interests in ordinary shares of Barclays PLC(a)

	At 1st January 2004(b)		At 31st December 2004
		Non-		Non-
	Beneficial	beneficial	Beneficial	beneficial

Chairman
MW Barrett	277,656	–	289,242	–

Executive Directors
JS Varley(c)	303,735	–	338,451	–
RJ Davis	3,156	–	3,156	–
GA Hoffman(c)	126,444	–	168,240	–
N Kheraj	2,238	–	2,238	–
CJ Lendrum(d)	224,456	–	239,373	–
DL Roberts(c)	62,034	–	67,368	–

Non-executive Directors(e)
TDG Arculus	14,289	–	17,428	–
Sir Richard Broadbent	2,000	–	3,992	–
RL Clifford(f)	–	–	2,000	–
Professor Dame Sandra Dawson	2,808	–	5,460	–
Sir Andrew Likierman(g)	–	–	2,000	–
Sir Nigel Rudd	11,427	–	14,367	–
SG Russell	10,609	–	13,774	–
Dr Jürgen Zech	5,195	–	7,964	–

Notes
(a)	Beneficial interests in the table above represent shares held by Directors who were on the Board as at 31st December 2004, either directly or through a nominee, their spouse or children under 18. They include any interests held through the 1991 UK Profit Sharing Schemes (PSS) and Sharepurchase, but do not include any awards under ESAS, ISOP, PSP, ESOS and Sharesave schemes. At 31st December 2004, Matthew W Barrett and the executive Directors, together with other senior executives, were potential beneficiaries in respect of a total of 115,956,111 Barclays PLC ordinary shares (1st January 2004: 82,797,943) held by the trustees of the Barclays Group Employees’ Benefit Trusts. At 28th February 2005, a total of 148,391,046 shares were held by the trustees.

(b)	Or date appointed to the Board if later.

(c)	Between 31st December 2004 and 28th February 2005, 42 ordinary shares were purchased for each of John Varley, Gary Hoffman and David Roberts through Sharepurchase.

(d)	Chris Lendrum ceased to be a Director on 31st December 2004.

(e)	On 10th February 2005 the following non-executive Directors received the amounts of shares set out after their names in respect of part of their Board and (where applicable) Board Committee fees: David Arculus: 1,138; Sir Richard Broadbent: 972; Leigh Clifford: 580; Professor Dame Sandra Dawson: 1,206; Sir Andrew Likierman: 717; Sir Nigel Rudd: 1,137; Stephen Russell: 1,115; Dr Jürgen Zech: 1,085.

(f)	Appointed with effect from 1st October 2004.

(g)	Appointed with effect from 1st September 2004.

Corporate governance

Accountability and audit

Accountability and Audit

Going Concern

The Directors confirm they are satisfied that the Company and the Group have adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing the accounts.

Internal Control

The Directors have responsibility for ensuring that management maintain an effective system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. Throughout the year ended 31st December 2004, and to date, the Group has operated a system of internal control which provides reasonable assurance of effective and efficient operations covering all controls, including financial and operational controls and compliance with laws and regulations. Processes are in place for identifying, evaluating and managing the significant risks facing the Group in accordance with the guidance ‘Internal Control: Guidance for Directors on the Combined Code’ issued by the Institute of Chartered Accountants in England and Wales. The Board regularly reviews these processes through the Board Committees.

The Directors review the effectiveness of the system of internal control annually. An internal control compliance certification process is conducted throughout the Group in support of this review. The effectiveness of controls is periodically reviewed within the business areas. Quarterly risk reports are made to the Board covering risks of Group significance including credit risk, market risk, operational risk, and legal and compliance risk. Regular reports are made to the Board Audit Committee by management, Internal Audit and the compliance and legal functions covering particularly financial controls, compliance and operational controls. Reports covering risk measurement standards and risk appetite are made to the Board Risk Committee.

The key document for the Group’s internal control processes is the record of Group Governance practices which describes the Group’s governance and control framework and details Group policies and processes. The record of Group Governance practices is reviewed and approved on behalf of the Group Chief Executive by the Group Governance and Control Committee. Further details of risk management procedures are given in the Risk management section on pages 30 to 71.

The system of internal financial and operational controls is also subject to regulatory oversight in the United Kingdom and overseas. Further information on supervision by the financial services regulators is provided under Supervision and regulation on pages 76 and 77.

Statement of Directors’ Responsibilities for Accounts
The following statement, which should be read in conjunction with the Auditors’ report set out on page 109, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit or loss for the financial year.

The Directors consider that, in preparing the accounts on pages 110 to 210 and 214 to 223, and the additional information contained on pages 13 to 25, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Signed on behalf of the Board

Matthew W Barrett
10th March 2005

Disclosure Controls and Procedures

The Group Chief Executive, John Varley, and the Group Finance Director, Naguib Kheraj, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31st December 2004, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within specified time periods. As of the date of the evaluation, the Group Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to their evaluation.

Barclays PLC Annual Report 2004

Presentation of information

Presentation of Information

Barclays PLC is a public limited company registered in England and Wales under company number 48839. The Company, originally named Barclay & Company Limited, was incorporated in England and Wales on 20th July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares. The company name was changed to Barclays Bank Limited on 17th February 1917 and it was re-registered in 1982 as a public limited company under the Companies Acts 1948 to 1980. On 1st January 1985, the company changed its name to Barclays PLC.

Barclays Bank PLC is a public limited company registered in England and Wales under company number 1026167. The Bank was incorporated on 7th August 1925 under the Colonial Bank Act 1925 and on 4th October 1971 was registered as a company limited by shares under the Companies Acts 1948 to 1967. Pursuant to The Barclays Bank Act 1984, on 1st January 1985 the Bank was re-registered as a public limited company and its name was changed from Barclays Bank International Limited to Barclays Bank PLC.

All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC. The Annual Report for Barclays PLC also contains the consolidated accounts of, and other information relating to, Barclays Bank PLC. The Annual Report includes information required on Form 20-F. Form 20-F will contain as exhibits certificates pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, signed by the Group Chief Executive and Group Finance Director, with respect to both Barclays PLC and Barclays Bank PLC. Except where otherwise indicated, the information given is identical with respect to both Barclays PLC and Barclays Bank PLC.

The accounts of Barclays Bank PLC included in this document do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts of Barclays Bank PLC, which contain an unqualified audit report and do not contain any statement under Section 237(2) or (3) of that Act, will be delivered to the Registrar of Companies in accordance with Section 242 of that Act and are published as a separate document.

The term ‘Barclays PLC Group’ means Barclays PLC together with its subsidiary undertakings and the term ‘Barclays Bank PLC Group’ means Barclays Bank PLC together with its subsidiary undertakings. ‘Barclays’ and ‘Group’ are terms which are used to refer to either of the preceding groups when the subject matter is identical. The term ‘Company’ refers to Barclays PLC and the term ‘Bank’ refers to Barclays Bank PLC. ‘Woolwich plc’ is used, as the context requires, to refer to Woolwich plc and its subsidiary undertakings. In this report, the abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US dollars respectively and ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros respectively.

Statutory Accounts

The consolidated accounts of Barclays PLC and its subsidiary undertakings are set out on pages 118 to 123 along with the accounts of Barclays PLC itself on page 124. The consolidated accounts of Barclays Bank PLC and its subsidiary undertakings are set out on pages 214 to 219. The accounting policies on pages 110 to 115 and the Notes commencing on page 125 apply equally to both sets of accounts unless otherwise stated.

Risk factors

Risk Factors

The following discussion sets forth certain risk factors that the Group believes could cause its actual future results to differ materially from expected results. However, other factors could also adversely affect the Group results and the reader should not consider the factors discussed in this report to be a complete set of all potential risks and uncertainties.

Business Conditions and General Economy

The profitability of Barclays businesses could be adversely affected by a worsening of general economic conditions in the United Kingdom or globally. Factors such as the liquidity of the global financial markets, the level and volatility of equity prices and interest rates, investor sentiment, inflation, and the availability and cost of credit could significantly affect the activity level of customers. A market downturn would likely lead to a decline in the volume of transactions that Barclays executes for its customers and, therefore, lead to a decline in the income it receives from fees and commissions. A market downturn or worsening of the economy could cause the Group to incur mark-to-market losses in its trading portfolios. A market downturn also could potentially result in a decline in the fees Barclays earns for managing assets. For example, a higher level of domestic or foreign interest rates or a downturn in trading markets could affect the flows of assets under management. An economic downturn or significantly higher interest rates could adversely affect the credit quality of Barclays on balance sheet and off balance sheet assets by increasing the risk that a greater number of the Group’s customers would be unable to meet their obligations.

Credit Risk

The Group’s provisions for credit losses provide for losses inherent in loans and advances and other credit exposures. Estimating losses is inherently uncertain and depends on many factors, including general economic conditions, rating migration, structural and technological changes within industries and changes in customer preferences that alter competitive positions, mismanagement by customers and other external factors such as legal and regulatory requirements.

Market Risks

The most significant market risks the Group faces are interest rate, credit spread, foreign exchange, commodity price and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending income and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group’s non-UK subsidiaries and may affect revenues from foreign exchange dealing. The performance of financial markets may cause changes in the value of the Group’s investment and trading portfolios and in the amount of revenues generated from assets under management. The Group has implemented risk management methods to mitigate and control these and other market risks to which the Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations. In addition, the value of assets held in the Group’s pension and long-term assurance funds are also affected by the performance of financial markets.

Capital Risk

The Group’s authority to operate as a bank is dependent upon the maintenance of an adequate capital base. It is required to meet capitalisation requirements in the UK and in other markets where banking activities are undertaken. As the level of capitalisation may affect the Group’s debt rating, the Group also manages its capital to secure the maintenance of its strong rating. Moreover, the absence of a sufficiently strong capital base may constrain the Group’s growth and strategic options. Unforeseen circumstances may arise under which the Group is unable to maintain its desired capitalisation.

Liquidity Risk

Liquidity risk is the risk that the Group is unable to meet its payment obligations when they fall due and to replace funds when they are withdrawn; the consequence of which may be the failure to meet obligations to repay depositors and fulfil commitments to lend. This risk exists in the UK as well as in overseas markets. There is a risk that the Group mismanages its liquidity or that circumstances may arise under which it is unable to maintain adequate liquidity.

Operational Risks

The Group’s businesses are dependent on the ability to process a large number of transactions efficiently and accurately. Operational risks and losses can result from fraud, errors by employees, failure to properly document transactions or to obtain proper internal authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems, for example, the Group’s suppliers or counterparties (see page 54 for a fuller list). Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the Group.

Regulatory Compliance Risk

The Group is subject to extensive supervisory and regulatory regimes in the UK, elsewhere in Europe, the US, the Asia-Pacific region and in the many other countries around the world in which it operates.

Regulatory compliance risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry. Non-compliance could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorisation to operate.

Barclays PLC Annual Report 2004

Legal Risk

The Group is subject to comprehensive legal obligations in the UK, the European Union, the US, the Asia-Pacific region and in the many other countries around the world in which the Group operates. As a result, the Group is exposed to many forms of legal risk, which may arise in a number of ways. Primarily:

•	Group business may not be conducted in accordance with applicable laws;
•	contractual obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;
•	the intellectual property of the Group (such as its trade names) may not be adequately protected; and
•	the Group may be liable for damages to third parties harmed by the conduct of its business.

In addition, the Group faces risk where legal proceedings are brought against it. Regardless of whether or not such claims have merit, the outcome of legal proceedings is inherently uncertain and could result in financial loss.

Although the Group has processes and controls around the management of legal risk, failure to manage legal risks can impact the Group adversely, both financially and reputationally.

Tax Risk

Tax risk is the risk associated with changes in, or errors in the interpretation of, taxation rates or law. This could result in increased charges or financial loss.

Although the Group devotes considerable resources to managing tax risk, failure to manage this risk can impact the Group adversely.

Changes in Governmental Policy and Regulation

The Group’s businesses and earnings can be affected by the fiscal or other policies and other actions of various regulatory authorities of the UK, other European Union or foreign governments and international agencies. The nature and impact of future changes in such policies and regulatory action are not predictable and are beyond the Group’s control.

There is continuing political and regulatory scrutiny of, and major changes in, legislation and regulation of the consumer credit industry in the UK and elsewhere. In the UK, these currently include a review of store cards by the Competition Commission and investigations by the Office of Fair Trading into interchange rates and default fees on credit cards. The review and investigations are looking at the consumer credit industry generally and the Group is co-operating with those proceedings. Their outcome is unclear but may have an impact on the consumer credit industry in general and therefore on the Group’s business in this sector.

Other areas where changes could have an impact include inter alia:

•	the monetary, interest rate and other policies of central banks and regulatory authorities;
•	general changes in government or regulatory policy that may significantly influence investor decisions in particular markets in which the Group operates;

•	general changes in the regulatory requirements, for example, prudential rules relating to the capital adequacy framework (pages 99 to 101);
•	changes in competition and pricing environments;
•	changes in the financial reporting environment (see Conversion to International Financial Reporting Standards in 2005 on pages 115 and 116);
•	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; and
•	other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for the Group’s products and services.

Impact of Strategic Decisions taken by the Group

The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, the Group’s earnings could grow more slowly or decline.

Competition

The UK and global financial services market remains highly competitive and innovative competition comes both from incumbent players and a steady stream of new market entrants. The landscape is expected to remain highly competitive in all the Group’s businesses, which could adversely affect the Group’s profitability.

Impact of External Factors on the Group and Peer Group

The Group’s primary performance goal is to achieve top quartile TSR performance for 2004 to 2007 inclusive against a group of peer financial institutions. This goal assumes that external factors will impact all peer group entities similarly. The Group’s ability to achieve the goal will be significantly impacted if the Group is disproportionately impacted by negative external factors. Even if the Group performs well, if others perform better or the market believes others have performed better, we may not achieve our goal.

Barclays devotes considerable resources and expertise to managing the risks to which it is exposed. Our risk management is described in the following pages (pages 30-57). Please also refer to the cautionary statement concerning forward-looking statements on the inside of the front cover in conjunction with this section.

Risk management

Risk management and control – overview

Introduction

At Barclays the identification and management of risk is a high priority and is integral to the execution of our banking activity and strategy. Our approach is built on formal governance processes, relies on individual responsibility and collective oversight, uses advanced analyses, and is informed by comprehensive reporting.

Responsibility for risk resides at all levels of management, from the Board down through the organisation to individuals in offices around the world. Each business manager is accountable for managing risk in his or her business area, assisted, where appropriate, by risk specialists.

We measure the key risks and understand the viability of transactions after taking risk into account. There are defined appetites for the most important risks and we consider the risk and return on individual transactions as well as their effect on the Bank’s overall portfolio.

From a credit risk perspective, 2004 was a benign year, without the large corporate defaults of the recent past. In our consumer portfolios, the growth in credit losses was consistent with our portfolio growth and risk appetite. Risk taking in our trading activities remained within our Group market risk parameters at all times.

These favourable conditions are reflected in the provisions for bad and doubtful debts which declined from a peak of £1,484m in 2002 to £1,091m, a decline over two years of 26%. During the same period, our portfolio increased by 24%. This good outcome benefited from a much lower corporate provisions charge as well as some recovery of amounts written-off in earlier years, trends that are characteristic of the recovery phase of a credit cycle.

Barclays is growing in our product breadth, our client base and in our domestic and international markets. With this growth and with regulatory changes upon us – the US Sarbanes-Oxley Act, the Basel II Accord and the new International Financial Reporting Standards – we are making continued, significant investments in risk management and risk systems.

In 2004 we further developed our methodology for defining and setting our risk appetite, introducing new formal measurements and governance which are described later in this section. We also strengthened risk management and governance by implementing an enhanced Group Internal Control and Assurance Framework, which provides definitive guidance on governance requirements throughout the Group. Both of these were evolutionary improvements of already sound risk management.

Our aim will continue to be to grow shareholder value through taking risks that are consistent with our risk appetite and commensurate with the associated returns.

Robert Le Blanc
Risk Director

Risk Management

The pages that follow describe our approach to risk management. This first section deals with the overall approach – applicable to all risks. It is followed by material covering individual types of risk.

The narrative contains quantitative information mainly in graphical format. In most cases the same data appear in tables in a statistical section beginning on page 58.

Risk Management Process

Barclays applies a five-step approach to risk management.

Responsibilities

Direct	•	Understand the principal risks to achieving Group strategy.
	•	Establish risk appetite.
	•	Establish and communicate the risk management framework including responsibilities, authorities and key controls.

Assess	•	Establish the process for identifying and analysing business-level risks.
	•	Agree and implement measurement and reporting standards and methodologies.

Control	•	Establish key control processes and practices, including limit structures, provisioning criteria and reporting requirements.
	•	Monitor the operation of the controls and adherence to risk direction and limits.
	•	Provide early warning of control or appetite breaches.
	•	Ensure that risk management practices are appropriate for the control environment.

Report	•	Interpret and report on risk exposures, concentrations and risk-taking outcomes.
	•	Interpret and report on sensitivities and Key Risk Indicators.
	•	Communicate with external parties.

Manage and Challenge	•	Review and challenge all aspects of the Group’s risk profile.
	•	Assess new risk-return opportunities.
	•	Advise on optimising the Group’s risk profile.
	•	Review and challenge risk management practices.

Barclays PLC Annual Report 2004

Risk Responsibilities

The principal responsibilities extend throughout the organisation.

•	The Board requires that management maintains an appropriate system of internal control and reviews its effectiveness. The Board approves risk appetite and monitors the Group’s risk profile against this appetite.
•	Business leaders are responsible for the identification and management of risk in their businesses.
•	The Risk Director, under delegated authority from the Group Chief Executive and Group Finance Director, has responsibility for ensuring effective risk management and control.
•	Risk Type Heads and their teams in Central Support are responsible for risk oversight and policy.
•	Business risk teams, each under the management of a Business Risk Director, are responsible for assisting business leaders in the identification and management of their business risk profiles and for implementing appropriate risk management processes.
•	Internal Audit is responsible for the independent review of the control environment.

Matrix of risk responsibilities at Barclays

The internal control framework at Barclays is aligned with the internationally accepted standard Internal Control – Integrated Framework published by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Group’s principal risks are the subject of Board Governance Standards, which set out Board approved risk control requirements. Board Governance Standards exist for the following risks:

Brand Management	Liquidity
Capital Planning	Market
Corporate Responsibility	Operations
Credit	People
Financial Crime	Regulatory Compliance
Financial Reporting, Taxation and Budgeting	Change
Legal	Strategic Planning

Detailed discussion of our risk management of certain risks follows, starting with credit risk on page 35.

The management of risk at Barclays is guided and monitored by a number of committees. Each has specific functions as shown in the chart on the Governance Structure at Group Level on the next page.

Risk management
Risk management and control – overview

Governance Structure at Group Level

In addition to the committees shown in the chart, the Board established a Brand and Reputation Committee in 2004.

These committees are informed by regular and comprehensive reports. The Board Risk Committee receives a quarterly report covering all significant risk types. The Board Audit Committee receives quarterly reports on control issues of significance and half-yearly provisions and regulatory reports. Both committees also receive reports dealing in more depth with specific issues relevant at the time. The proceedings of both committees are reported to the full Board, which also receives a concise quarterly risk report.

When the new Basel II Accord is introduced, Barclays aims to achieve advanced status under all risk categories. The Group considers that the investment required to attain this status is warranted by the internal risk management improvements that will follow, the reputational benefits and the potential for greater capital efficiency.

Barclays PLC Annual Report 2004

Risk Appetite

In 2004, Barclays adopted an improved approach to the setting of risk appetite across the Group, using a more formal, quantitative methodology based on advanced risk analytics. Risk Appetite is the Group’s chosen balance of return and risk employed as we implement our business plans, recognising a range of possible outcomes. This framework, approved by the Board Risk Committee, builds on the analytical capability developed and used within Barclays since the mid 1990s.

The objectives of the risk appetite framework are to:

•	help protect the Group’s performance;
•	enable unused risk capacity to be identified and thus profitable opportunities to be highlighted;
•	improve management confidence and debate regarding our risk profile; and
•	help executive management improve control and co-ordination of risk-taking across businesses.

The Risk Appetite framework considers credit, market and operational risk and is applied using two perspectives: ‘earnings volatility’ and ‘mandate and scale’.

Earnings volatility: This takes account of the potential volatility around our forecast financial performance each year. The portfolio’s risk is measured at four representative levels:

•	expected performance (including the average credit losses based on measurements over many years);
•	a moderate stress level of loss that is likely to occur only infrequently and is meant to correspond to a macroeconomic cycle;
•	a severe stress which is much less likely but within a reasonable possibility;
•	an extreme but highly improbable level of stressed loss which is used to determine the Group’s Economic Capital.

These ascending but increasingly less likely levels of loss are illustrated in the following chart.

At 31st December 2004, the Group’s expected credit loss in one year was £1,395m (see page 58). The Economic Capital (i.e. the loss in one year under extreme stress) for all risk types was £12.6bn, estimated with a probability of 1 in 5,000 years.

Mandate and Scale: This second perspective enables the setting of limits to control against unacceptable levels of loss that may arise as a result of portfolio concentration. It is our objective that unexpected losses remain within the scope of our communicated strategy and are of a scale that is appropriate for our Group. This perspective uses simple, descriptive measures and limits for relevant exposure types.

Overall, the Risk Appetite framework provides a basis for the allocation of risk capacity to each business. Since the level of loss at each level of probability is dependent on the portfolio of exposures in each business, the statistical measurement for each key risk category gives the Group clearer sight and better control of risk-taking throughout the enterprise.

The Risk Appetite framework is designed to be:

•	simple and practical to apply by measurement and monitoring of exposures;
•	geared to risk/return where capacity is directly related to opportunity;
•	based on a top-down capacity for earnings volatility;
•	based on bottom-up identification of risk factors in each business;
•	relevant, recognising the impact and likelihood of losses;
•	aggregated across businesses where appropriate.

Stress Testing

The Risk Appetite numbers are validated by estimating our sensitivity to macroeconomic events using stress testing and scenario analysis. Changes in certain macroeconomic variables represent environmental stresses which may reveal systemic credit and market risk sensitivities in our retail and wholesale portfolios. The stresses considered include, for example, the following sensitivities:

•	Gross Domestic Product weaker;
•	employment weaker;
•	interest rates higher or lower;
•	interest rate curve shifts;
•	equity prices lower;
•	property prices weaker;
•	credit spreads wider;
•	country exposure stressed;
•	industry exposure stressed;
•	sterling stronger.

More complex scenarios, such as recessions, can be represented by combinations of variables. These scenarios allow senior management to gain a better understanding of how the Group is likely to react to changing economic and geo-political conditions. Insights gained are fully integrated into the management process and the Risk Appetite framework. These analyses and insights and the close involvement of management also provide the basis for fulfilling the stress testing requirements of the new Basel II Accord.

Risk management
Risk management and control – overview

The Application of Economic Capital

Barclays manages both its capital supply and demand for capital in order to optimise capital efficiency.

The management of the supply of capital occurs via the Group’s shareholders’ capital and statutory capital ratios as discussed on pages 99 and 100. See also the management of capital risk on page 51.

The Group assesses the internal demand for capital using its own proprietary economic capital methodology developed and refined over more than a decade. We estimate the capital needed to survive an extreme but highly improbable level of stressed loss. The calculation is based on the historical volatility of losses. Capitalisation occurs to a level sufficient to provide a high level of confidence in the Group, with the level of confidence consistent with the Group’s AA rating.

Economic capital is estimated primarily for the risks listed under Board Governance Standards on page 31 as well as insurance risk, risk associated with fixed assets, and risk in private equity investments. The Group computes and assigns economic capital by the risk categories to all operating units. This enables the Group to apply a common, consistent and additive metric to ensure that returns throughout the Group are commensurate with the associated risks. An asset attracts the same cost of capital wherever it is acquired across the Group.

Barclays estimates the correlation between risk types and calculates a diversification benefit which results in a reduction in allocated economic capital for the Group and each of the businesses.

Economic capital is fully embedded in the management culture of the Group via risk adjusted performance management (e.g. economic profit), effective targeting of resources to value creating areas, pricing tools, compensation and remuneration schemes and is integral to the Risk Appetite framework. The economic capital framework will be an important part to the Group’s implementation of the Basel II Accord.

In 2004, UK Retail Banking economic capital allocation decreased £50m to £2,200m with the impact of continued growth more than offset by the sale in 2003 of non-core assets that had previously been acquired with the Woolwich. UK Business Banking economic capital allocation decreased £50m to £2,450m as a consequence of a general improvement in the credit quality of counterparties and improved risk assessment of complex transactions.

The economic capital allocated to Private Clients (including the closed life assurance business) increased by £50m to £400m following the acquisition of Gerrard and growth of the business. International economic capital allocation increased by £200m to £1,000m reflecting the inclusion of Banco Zaragozano for a full year and growth in the Spanish business.

Barclaycard economic capital allocation increased by £250m to £2,450m due to growth in outstandings and the acquisition of Juniper.

Barclays Capital economic capital decreased by £50m to £2,100m as a result of improved wholesale credit conditions more than offsetting the increase in market risk capital driven by growth of the business.

Barclays PLC Annual Report 2004

Risk management

Credit risk management

Credit Risk Management

Credit risk is the risk that the Group’s customers, clients or counterparties will not be able or willing to pay interest, repay capital or otherwise to fulfil their contractual obligations under loan agreements or other credit facilities. Credit risk also arises through the downgrading of counterparties whose credit instruments the Group may be holding, causing the value of those assets to fall. Furthermore, credit risk is manifested as country risk where difficulties experienced by the country in which the exposure is domiciled may impede payment or reduce the value of the asset or where the counterparty may be the country itself. Settlement risk is another special form of credit risk which is the possibility that the Group may pay a counterparty – for example, a bank in a foreign exchange transaction – and fail to receive the corresponding settlement in return.

Credit risk is the Group’s largest risk and considerable resources, expertise and controls are devoted to managing it. The importance of credit risk is illustrated by noting that nearly two-thirds of risk-based economic capital is allocated to businesses for credit risks. Credit exposures arise principally in loans and advances and in irrevocable commitments to lend as shown in the following chart. During 2004, the total exposure increased to £652bn (2003: £555m; 2002: £501bn).

Note
(a)	OTC derivatives means derivatives traded bilaterally with counter parties and not through an exchange, commonly called over-the-counter derivatives. LME refers to the London Metal Exchange.

Credit Risk Management Responsibility

In managing credit risk, the Group applies the five-step risk management process and internal control framework described previously (page 30). The credit risk management teams in each business are accountable to the Business Risk Directors in those businesses who, in turn, report to the heads of their businesses and also to the Risk Director.

The Credit Risk function, led by the Credit Risk Director, provides Group-wide direction of credit risk-taking. This functional team manages the resolution of all significant credit policy issues and administers the Credit Committee which approves major credit decisions.

The principal committees that review credit risk management are the Risk Oversight Committee and the Board Risk Committee. The Board Audit Committee reviews and approves provisioning decisions.

Credit Risk Measurement

Barclays has been in the forefront of the development and use of advanced credit risk systems. These systems assist the bank in front-line credit decisions on new commitments and in managing the portfolio of existing exposures. They enable the application of consistent risk measurement across all credit exposures, retail and wholesale. The key building blocks in the measurement system, which are described below, are the probability of customer default (expressed through an internal risk rating), exposure in the event of default, and severity of loss-given-default. Using these, Barclays builds the analyses that lead to its decision support systems in the Risk Appetite context described previously.

Probability of Default: Internal Risk Ratings

Barclays assesses the credit quality and assigns an internal risk rating to all borrowers and other counterparties, including retail customers. Each internal rating corresponds to the statistical probability of a customer in that rating class defaulting within the next 12-month period. Multiple rating methodologies may be used to inform the rating decision on individual large credits. For smaller credits, a single source may suffice such as a rating model result. The table below shows the expected ranges of annual default probabilities associated with Barclays internal ratings, and an approximate relationship to certain external ratings.

Barclays Internal Credit Ratings

Barclays	Annual probability of default			S&P	Moody’s
Internal	Minimum	Mid Point	Maximum	Equivalent	Equivalent
Rating	%	%	%	Rating*	Rating*

1.2	0.02	0.025	0.04	AAA/AA+/AA	Aaa/Aa/A1

1.5	0.05	0.075	0.09	AA-/A+	A2

1.8	0.10	0.125	0.14	A/A-	A3

2.1	0.15	0.175	0.19	BBB+	Baa1

2.5	0.20	0.225	0.24	BBB+	Baa1

2.8	0.25	0.275	0.29	BBB	Baa2

3	0.30	0.450	0.59	BBB-	Baa3

4	0.60	0.900	1.19	BB+/BB/BB-	Ba1/Ba2

5	1.20	1.850	2.49	B+/B	Ba3

6	2.50	3.750	4.99	B-	B1

7	5.00	7.500	9.99	CCC+/CCC-	B2/B3

8	10.00	15.000	–	CC/C	Caa/Ca/C

*	Approximate alignment with Barclays and each other.

Exposure in the event of Default

Exposure in the event of default represents the expected level of usage of the credit facility when default occurs. At default the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit. When the Group evaluates loans, it takes exposure at default into consideration, using its extensive historical experience. It recognises that customers may make heavier than average usage of their facilities as they approach default.

For derivative instruments, exposure in the event of default is the estimated cost of replacing contracts with a positive value if counterparties should fail to perform their obligations.

Barclays PLC Annual Report 2004

Risk management
Credit risk management

Severity of Loss-given-default

When a customer defaults, much of the amount outstanding on its loan or loans is usually recovered. The part that is not recovered, the actual loss, is called the loss-given-default (LGD). The severity of the loss is measured as a percentage of the amount outstanding when the default occurs.

From historical information, the Group can estimate how much is likely to be lost, on average, for various types of loans. To illustrate, loss-given-default is low for residential mortgages because of the property pledged as collateral. In contrast, LGD is about 70% for unsecured personal lending.

The level of LGD depends on the type of collateral (if any); the seniority or subordination of the exposure; the industry in which the customer operates (if a business); the jurisdiction applicable and work-out expenses. The outcome is also dependent on economic conditions that may determine, for example, the prices that can be realised for assets or whether businesses can readily be refinanced. Individual defaults show a wide range of outcomes, varying from full to nil recovery and all points in between.

Expected Loss: Risk Tendency

The three components described above – the credit rating, exposure at default and loss given default – are building blocks used in credit analysis across the entire portfolio in a variety of applications. One of those is to determine a measure of expected loss called Risk Tendency (RT).

Risk Tendency is a measure of the modelled loss for the performing loan portfolio for the forthcoming 12 months, taking into account its current composition, size and risk characteristics and previous experience over a long period with similar credit exposures.

The Risk Tendency of a loan is estimated as the product of the probability of default derived from the rating with the other components discussed above:

Risk Tendency of a loan = probability of default × expected exposure at default × loss given default.

The RT’s of individual loans are summed to produce the Risk Tendencies of the various sub-portfolios in the Group and ultimately for the whole Group. It is thus a ‘bottom-up’ measure of the inherent loss in the Group’s credit exposures. RT provides insight into the credit quality of the portfolio and assists management in tracking risk changes as the Group’s stock of credit exposures evolves in the course of business.

Many models are used in the estimation of the three components of RT in each of the Group’s businesses. The majority of the models are internally developed using Barclays own historical data and other external information. We also use externally developed models and rating tools. These are validated for use within Barclays before they are introduced. All models are validated annually to ensure their applicability to the current portfolios and credit conditions.

In interpreting Risk Tendency, the following should be borne in mind:

•	At the individual loan level many of the models take current conditions into account while others are based on conditions over several years. RT is thus to a considerable degree a point-in-time risk measure. This contrasts with a through-the-credit-cycle measure which would provide an estimate of the average loss expected over a whole cycle.
•	Risk Tendency is not a forecast of bad debt provisions. It is rather a statistical measure that gives insight into the size and quality of the loan portfolio:

–	Risk Tendency covers only the performing loans at the date of estimation and does not make allowance for subsequent growth or change in the composition of the loan book.
–	As it only considers the performing portfolio, the often significant additional charges, write-backs and recoveries arising during the year from impaired loans are not included. These items can materially affect the provisions charge to the profit and loss account.
–	The actual credit provisions charge arising from new defaults in any one year from loans that are performing at the start of the year vary significantly around the RT value. This can be due to changes during the year in the economic environment or in the business conditions in specific sectors or countries and from unpredictable or unexpected events. This applies especially in wholesale portfolios where the default of a small number of large exposures can have a significant effect on the outcome. For retail portfolios, consisting of a very large number of small exposures, the variation from RT is usually much smaller.
–	For these reasons, RT does not equate to the Group’s budget or internal forecast of provisions in the coming year.

Risk Tendency is equivalent to the Expected Loss measure that all banks who wish to qualify for the Advanced Internal Ratings Based Approach will have to disclose from 2008 under the forthcoming Basel II Accord. Barclays has published RT since its 1997 results and is the only British bank and one of the few international banks to do so.

Risk Tendency is used by the Group to inform a range of decisions, such as establishing the desired aggregate exposure levels to individual sectors, and determining pricing policy. It has also been a factor in determining the level of the general provision for loan losses. Going forward, the measurement of credit losses will be governed by IFRS (IAS 39) which will result in the reporting of specific impairment.

In 2004, Risk Tendency remained steady at £1,395m (2003: £1,390m) (see chart on next page).

RT declined in the corporate and wholesale businesses as the corporate and wholesale credit environments continued to improve and as potential problem loans declined significantly.

In International, RT decreased £5m (7%) to £65m (2003: £70m) as the Group developed a better understanding of the risks in the Banco Zaragozano portfolio acquired in 2003.

Barclaycard RT increased 11% to £860m (2003: £775m) due to growth in the portfolio and the acquisition of Juniper.

Barclays PLC Annual Report 2004

Credit Risk Mitigation

Barclays employs a range of policies and practices to mitigate credit risk. The most traditional of these is the taking of security for funds advanced which is common practice. See the discussion of loan-to-value ratios for mortgages on page 40.

Barclays manages the diversification of its portfolio to avoid unwanted credit risk concentrations. This takes several dimensions. Maximum exposure guidelines are in place relating to the exposures to any individual counterparty. These permit higher exposures to highly rated borrowers than to lower rated borrowers. They also distinguish between types of counterparty, for example between sovereign governments, banks and corporations. Excesses are considered individually at the time of credit sanctioning, are reviewed regularly, and are reported to the Risk Oversight Committee and the Board Risk Committee. Similarly the Country Risk policy specifies risk appetite by country and avoids excessive concentrations of credits in individual countries. Finally, there are policies that limit lending to certain industries, for example commercial real estate.

Barclays actively manages its credit exposures. When weaknesses in exposures are detected – either in individual exposures or in groups of exposures – it takes action to mitigate the risks. These include steps to reduce the amounts outstanding (in discussion with the customers, if appropriate), the use of credit derivatives and, sometimes, the sale of the loan assets. Credit derivatives are traded for profit and used for managing non-trading credit exposures. Details of these activities may be found in the statistical section (page 64) and Note 37 to the Accounts (page 157).

The Group securitises loans such as credit card receivables. The manner in which these transactions have been structured to date has reduced credit risk only to a small degree because the motivation has generally not been the mitigation of risk. Instead the transactions have served other purposes, such as widening the Group’s sources of funds and addressing regulatory capitalisation in specific geographies. Securitisation remains an avenue of risk mitigation available to Barclays.

The value of assets originated by the Group that were securitised in 2004 was £0.8bn (2003: £2.3bn).

Risk management

Loans and advances

Loans and advances are the largest component of the Group’s credit exposures and contain more than half of the credit risk as shown on page 35. They increased over the year by £41bn (14%) to £332.9bn at 31st December 2004 (2003: £291.8bn, 2002: £263.6bn).

Wholesale customers remain the largest customer category.

(See also Table 2 on page 58.)

The drawn balances shown above are before deduction of provisions and interest in suspense. The information in the chart is based on the business unit in which the loans are booked. Loans in those businesses that deal primarily with personal customers, such as Barclaycard and UK Retail Banking, are included in retail customers even though a small percentage may be to business customers. Similarly, loans in businesses that deal primarily with corporate, institutional and sovereign clients are included in wholesale customers, even though they may have some personal customers.

(See also Table 3 on page 58.)

The banking book comprises loans and advances that are intended to be held to maturity or until repayment by the customer. In contrast the loans and advances on the trading book are held for sale. Losses that may arise in the trading book – including credit losses – are absorbed in trading profits and are regarded as market risk, the management of which is described later. The next part of the credit section is thus devoted to exposures on the banking book, particularly customer exposures. For details of exposures to banks refer to the statistical information on page 59.

Barclays PLC Annual Report 2004

Risk management

Loans and advances to customers on the banking book

Geographical Analysis and Country Risk

Loans and advances to customers on the banking book amounted to £193bn at the year end (2003: £171bn, 2002: £160bn). The geographical analysis shown in the chart below is based on the location of the office recording the transaction. The UK exposure shown includes some major loans to customers in other countries that were booked in London, and thus includes some international risk.

(See also Table 6 on page 60.)

The loans and advances to customers on the banking book booked through the Group’s operations in Iberia were £12bn at 31st December 2004, 6.2% of the Group total. They were comprised of £5.8bn in residential mortgages (48%) and £6.2bn (52%) in other loans.

Barclays exposure limits to sub-investment grade countries are shown in the chart below (largest 15 exposure limits).

The country exposures shown are the sum of customer limits and unused but available product limits. Both domestic and cross-border exposures are included.

Loans and advances to borrowers in currencies other than the currencies of the borrowers are shown in the tables on page 63.

Risk Profile of Customer Loans and Advances

The chart below shows Barclays wholesale loan profile by internal risk grade (See page 35 for a description of the rating system). It is important to note that Barclays prices loans for risk. Thus higher risk loans will usually have higher interest rates or fees or both. A portfolio of higher risk loans may therefore be as profitable as, or more profitable than, a portfolio of lower risk loans.

Notes
(a)	Excludes non-performing and potential problem loans

Industry Analysis

An industry analysis of customer loans is shown in the chart below. These classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the parent’s predominant business may be in a different industry. Loans to customers domiciled outside the country where the office recording the transaction is located are shown in the chart under ‘Overseas Customers’ and not by industry.

Risk management
Loans and advances to customers on the banking book

(See also Note 14 on pages 133 to 134.)

The chart shows that Barclays largest sectoral exposures are to home loans, other personal loans and business and other services. These categories are comprised of small loans, have low volatility of credit risk outcomes, and are intrinsically highly diversified.

The loan-to-value ratios on the Group’s UK home loan portfolio are indicated in the next chart.

The valuations in the chart are those which applied at the last credit decision on each loan, i.e. when the customer last requested an increase in the limit or, if there has been no increase, at inception of the loan. Since house prices have risen rapidly in recent years to mid-2004, most loan-to-value ratios would be considerably lower if updated to current market values.

Barclays loan loss rates have remained stable in other personal loans (consumer loans and credit cards) despite the increased levels of household indebtedness and higher interest rates in the UK.

Maturity Analysis

The analysis by contractual maturity, shown in the chart below, indicates that a third of loans to customers have a maturity of more than five years, the majority of which are mortgages. The maturity profile remained broadly steady.

(See also Table 4 on page 59.)

Barclays PLC Annual Report 2004

Risk management

Other credit risks

In addition to drawn loans and advances, Barclays is exposed to other credit risks as indicated in the chart on page 35 at the beginning of the discussion on credit risk. These exposures comprise loan commitments, contingent liabilities, debt securities and other exposures arising in the course of trading activities. The risks are managed in a similar way as those in Loans and Advances, and are subject to the same or similar approval and governance processes.

The nature of the credit risks among these exposures differ considerably.

•	Loan commitments may become loans and the risks are thus similar to loans.
•	Contingent liabilities (guarantees, assets pledged as security, acceptances and endorsements, etc) historically experience low loss rates.
•	Losses arising from exposures held for trading (derivatives, debt securities) are accounted for as trading losses, rather than credit charges, even though the fall in value causing the loss may be attributable to credit deterioration.

Further details of these exposures are shown in Note 36 to the Accounts (page 155).

Barclays is also exposed to settlement risk in its dealings with other financial institutions. These risks arise for example in foreign exchange transactions when Barclays pays its side of the transaction to another bank or other counterparty before receiving payment from the other side. The risk is that the counterparty may not meet its obligation. While these exposures are of short duration, they can be large. In recent years settlement risk has been reduced by several industry initiatives that have enabled simultaneous and final settlement of transactions to be made (such as payment-versus-payment through Continuous Linked Settlement and delivery-versus-payment in central bank money). Barclays has worked with its peers in the development of these arrangements. Increasingly the majority of high value transactions are settled by such mechanisms. Where these mechanisms are not available, the risk is further reduced by dealing predominantly with highly rated counterparties, holding collateral and limiting the size of the exposures according to the rating of the counterparty, with smaller exposures to those of higher risk.

Risk management

Loan impairment: potential credit risk loans

Potential credit risk loans (PCRLs) comprise non-performing loans (NPLs) and potential problem loans (PPLs). NPLs are loans where the customers have failed to meet their commitments, either in part or in whole. PPLs are loans where payment of principal and interest is up-to-date and the loans are therefore fully performing, but where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

Non-performing loans and potential problem loans

(See also Table 17 on page 65 and Table 18 on page 65).

The amounts are shown before deduction of the value of security held, the specific provisions carried or interest suspended, all of which might reduce the impact of an eventual loss, should it occur.

Potential problem loans declined sharply for several reasons: the inflow to this category fell as fewer customers encountered new difficulties, some customers recovered sufficiently to be restored to normal status and others were reclassified as non-performing. The deterioration of some potential problem loans to non-performing explains, in part, why non-performing loans fell much less than the potential problem loans. Both categories improved as a proportion of total loans and advances on the banking book as shown in the following charts.

Non-performing loans and potential problem loans as a percentage of Loans and Advances (Gross Banking Book)

Barclays PLC Annual Report 2004

Risk management

Provisions for bad and doubtful debts

Barclays policy is to provide for credit losses when it considers that recovery is doubtful. Risk managers continuously review the quality of the exposures and make provisions where necessary, based on their knowledge of the customer or counterparty, developments in the industry and country of operation.

The estimation of potential credit losses is inherently uncertain and depends upon many factors, including general economic conditions, possible future deterioration in credit quality, structural changes within industries that alter competitive positions, and other external factors such as legal and regulatory requirements.

Total provisions are comprised of two components, specific provisions and general provisions.

Specific Provisions are raised when the Group considers that the creditworthiness of a borrower has deteriorated such that recovery of the whole or part of an outstanding advance is in serious doubt.

•	Within the retail businesses, where the portfolio comprises large numbers of homogeneous assets, statistical techniques are used to raise specific provisions for each product portfolio, based on delinquency data and historical recovery rates. These provisions are updated monthly.
•	Small business accounts with straightforward loans contracts up to about £15,000 are similarly treated on a product portfolio basis using statistical methods.
•	For larger and/or more complex accounts, specific provisioning is done on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account. The considerations include the business prospects of the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability and comprehensiveness of customer information and the likely cost and duration of the work-out process. These provisions are formally reviewed quarterly and revised as new information becomes available in the course of each work-out.

Treatment of interest on debts that have specific provisions – If the collection of interest is doubtful, it is credited to a suspense account and excluded from the interest income in the profit and loss account. Although interest continues to be charged to the customer’s account, the amount suspended is netted against the relevant loan. Loans on which interest is suspended are not reclassified as accruing interest until interest and principal payments are up-to-date and future payments are reasonably assured. If the collection of interest is considered remote, interest is no longer applied.

Treatment of collateral assets acquired in exchange for advances – Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The assets acquired are recorded at the carrying value of the original advance as at the date of the exchange and any impairment is accounted for as a specific provision.

General Provisions reflect losses that, although not specifically identified, are known from experience to be present in the lending portfolio at the balance sheet date. These provisions are adjusted at least half yearly by an appropriate charge or release.

General provisions are also created with respect to the recoverability of assets arising from off-balance sheet exposures and country transfer risk, all prepared in a manner consistent with the general provisioning methodology.

Write-off occurs when, and to the extent that, the whole or part of a debt is considered irrecoverable.

See also page 80 (Critical Accounting estimates) and page 112 (Accounting policies: loans and advances) for a description of relevant terms and policies.

(See also Analysis of results by business on page 92.)

The credit environment both in retail and in corporate and wholesale businesses was relatively benign in 2004. This led to a lower level of potential problem and non-performing loans and lower provision charges.

Overall, the Group provision charge declined 19% to £1,091m (2003: £1,347m). This resulted from a substantial decrease in the corporate and wholesale provisions charge, while the retail provisions charge was steady. As a percentage of average banking loans and advances, the provisions rate fell to 0.54% (2003: 0.73%).

In the corporate and wholesale businesses, non-performing and potential problem loans in total fell by 29% to £2,062m from £2,920m in 2003, reflecting the continuing strong corporate credit environment. The corporate and wholesale provisions charge declined to £284m (2003: £543m). The reduction in the provisions charge included an exceptional recovery of £57m in UK Business Banking.

In retail, non-performing loans and potential problem loans remained steady at £2,679m (2003: £2,712m). The provisions charge in the retail businesses was also steady at £807m (2003: £804m). The provisions charge increased in Barclaycard (the card and unsecured consumer lending business) due to volume growth and the maturation of new customer recruitment. The provisions charge included a release of £40m associated with the UK mortgage business, following a review of the portfolio and the current loss experience.

Risk management
Provisions for bad and doubtful debts

The chart below shows provisions charges over the last ten years. The charge has fallen from its peak in 2002 even though the loan book has grown substantially.

Provisions charges over ten years

(See also Table 20 on page 66 and Table 21 on page 66.)

(See also Table 20 on page 66.)

During 2004, £198m was transferred from the general provisions stock to specific provisions stock. These transfers are included in the release of general provisions and increase the new and increased specific provisions. The transfers reflect enhancements to provisioning models and the resolution of an individual large corporate exposure. The transfers had no effect on the net provisions charge.

Barclays PLC Annual Report 2004

(See also Table 22 on page 67.)

Total provision balances declined 9% (£262m) over the prior year.

While the specific provisions balance has remained broadly flat during 2004, the year-end general provision stock decreased by 29% (£231m) to £564m (2003: £795m) as explained on the previous page.

An analysis of the movements in the provision balances is shown in the following chart.

Note
(a)	Includes effects of acquisitions and exchange rate movements. (See also Table 24 on page 67.)

Coverage Ratios
The coverage of non-performing loans by the Group’s stock of provisions and interest in suspense decreased from 71.5% at 31st December 2003 to 70.4% at 31st December 2004. Over the same period, coverage of potential credit risk loans (i.e. NPLs and PPLs) increased from 54.6% to 59.2%.

Risk management
Provisions for bad and doubtful debts

Provisions coverage of non-performing loans and potential credit risk loans (NPLs and PPLs)

(See also Table 32 on page 70.)

Another way of assessing provision balances is to recognise that specific provisions are created to cover non-performing loans, whereas general provisions relate to as yet unidentified losses on performing loans. This is shown in the next two charts.

Specific provisions coverage of non-performing loans and general provisions coverage of performing loans

(See also Table 33 on page 71.)

Performing loans comprise gross loans and advances less non-performing loans. The ratio of general provisions to performing loans has declined since 2000 following the acquisition of Woolwich Plc whose portfolio needs comparatively low general provisions as it consists predominantly of secured residential mortgage loans. It declined further in 2004 following transfers to specific provisions.

Write-offs
Debts are written off to the extent that there is no realistic prospect of a change in the customers’ condition, or where local conditions dictate, and the whole or part of the debt is considered irrecoverable.

Total write-offs increased to £1,595m (2003: £1,474m).

Provisioning under International Financial Reporting Standards
From 2005, the Group will prepare its accounts in accordance with the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB) as required under European Commission Regulation 1606/2002. This standard does not differentiate between specific and general provisions for bad and doubtful debts. Instead, provisions are replaced by an allowance for impairment. Thus the Group will not show distinct specific and general provisioning information in future reports but will report on the allowance for impairment instead.

Barclays PLC Annual Report 2004

Risk management

Market risk management

Market Risk is the risk that the Group’s earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, foreign exchange rates, equity prices, and commodity prices.

The main market risks arise from the Group’s trading activities. Barclays is also exposed to non-trading market risks relating to the pension fund and, to a lesser extent, asset and liability management.

Categorisation of Market Risk
To facilitate the management, control, measurement and reporting of market risk, Barclays has grouped market risk into three broad categories:

•	Trading market risk
These risks arise in trading transactions where Barclays acts as principal with clients or with the market. The Group’s policy is that market risks arising from trading activities are concentrated in Barclays Capital.
•	Asset and Liability risk
These risks arise from banking activities, including those incurred on non-trading positions such as capital balances, demand deposits and customer originated transactions and flows.
•	Other market risks
The Group also incurs market risks that do not fit into the above categories. The principal risks of this type are defined benefit pension scheme risk and asset management structural market risk (including the risk in Barclays Life Fund).

Market Risk Management and Control Responsibilities
The Board Risk Committee approves the market risk appetite for all types of market risk. The Market Risk Director is responsible for the Group’s market risk control framework and, under delegated authority from the Risk Director and the Risk Oversight Committee, sets a limit framework within the context of the approved market risk appetite.

The Market Risk Director is assisted by a central market risk management team (Market Risk) and by risk management departments in the Group’s businesses. A daily market risk report summarises the Group’s market risk exposures against agreed limits. This daily report is sent to the Risk Director, the Market Risk Director, the Group Finance Director and the appropriate Business Risk Directors.

The Head of each business, assisted by the business risk management team, is accountable for identifying, measuring and managing all market risks associated with its activities. In managing market risk, businesses also consider liquidity risk where relevant.

In Barclays Capital, the Head of Market Risk is responsible for the market risk governance and control framework. Day-to-day responsibility for market risk lies with the senior management of Barclays Capital, supported by the Global Market Risk Management team that operates independently of the trading areas. Daily market risk reports are produced for the main Barclays Capital business areas covering the five main risk factor categories, namely interest rate, credit spread, foreign exchange, equity and commodity risk. A more detailed trading market risk presentation is discussed at Barclays Capital’s Traded Products Risk Review meeting, held fortnightly. The attendees at this meeting include the senior managers from Barclays Capital and Market Risk.

Outside Barclays Capital, Treasury manages treasury market risk, strategic interest rate risk and structural interest rate risk. Retail market risk, a consequence of the UK banking operations, is managed by the Retail Market Risk team. In the Group’s non-UK banking operations, market risk is managed mainly by local treasuries supported by Market Risk. The chart overleaf gives an overview of the business control structure.

Risk management
Market risk management

Managing market risk – organisational overview

Market Risk Measurement
The measurement techniques used to measure and control market risk include:

•	Daily Value at Risk;
•	Stress Tests;
•	Annual Earnings at Risk;
•	Economic capital.

Daily Value at Risk (DVaR)
DVaR is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%. Daily losses exceeding the DVaR figure are likely to occur, on average, twice in every 100 business days.

In Barclays Capital, DVaR is an important market risk measurement tool. DVaR is calculated using the historical simulation method with a historical sample of two years. Barclays Capital’s interest rate DVaR methodology allows the measurement process to discriminate between the market risk of holding bonds of differing credit quality, for example AAA grade securities as against BBB grade securities. This is achieved by incorporating eight interest rate credit categories, these being government, interest rate swaps and six credit grades for non-government exposures. We have initiated an extension to this model to incorporate issuer specific risk. Outside Barclays Capital, DVaR is calculated using a simplified approach.

The effectiveness of the DVaR model is assessed principally by back-testing which counts the number of days when trading-related losses are bigger than the estimated DVaR figure. Back-testing results are shown on page 50.

Stress Tests
Stress tests provide an indication of the potential size of losses that could arise in extreme conditions. The stress tests carried out by Barclays Capital include risk factor stress testing where stress movements are applied to each of the five risk categories, namely interest rates, credit spreads, foreign exchange rates, and equity and commodity prices; emerging market stress testing where emerging market portfolios are subject to stress movements; and ad-hoc stress testing, which includes applying possible stress events to specific positions or regions e.g. the stress outcome to a region following a currency peg break.

If the potential stress loss exceeds the trigger limit, the positions captured by the stress test are reviewed and discussed by Capital Market Risk and the respective Business Head(s). The minutes of the discussion, including the merits of the position and the appropriate course of action, are then sent to the Market Risk Director for review.

Barclays PLC Annual Report 2004

Outside Barclays Capital, stress testing is carried out by the business centres and is reviewed by the senior management and business-level asset and liability committees. The stress testing is tailored to the business and is typically scenario analysis and historical stress movements applied to respective portfolios.

Annual Earnings at Risk (AEaR)
AEaR measures the sensitivity of annual earnings to shocks in market rates at the 99th percentile for change over a one year period. This shock is consistent with the standardised interest rate shock recommended by the Basel II framework for assessing banking book interest rate risk.

AEaR is used to measure structural interest rate market risk and Asset Management structural risk (see the Other Market Risks section (page 50) for more details).

Economic Capital
Economic capital methodologies are used to calculate risk sensitive capital allocations for businesses incurring market risk. Consequently, the businesses incur capital charges related to their market risk.

Trading Market Risk
The Group’s policy is to concentrate trading activities in Barclays Capital. This includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, Barclays manages client and market activities together. In Barclays Capital, trading risk occurs in both the trading book and the banking book as defined for regulatory purposes.

In anticipation of future customer demand, the Group maintains access to market liquidity by quoting bid and offer prices with other market makers and carries an inventory of capital market and treasury instruments, including a broad range of cash, securities and derivatives. Trading positions and any offsetting hedges are established as appropriate to accommodate customer or Group requirements.

Derivatives entered into for trading purposes include swaps, forward rate agreements, futures, credit derivatives, options and combinations of these instruments. For a description of the nature of derivative instruments, see page 57.

Analysis of Trading Market Risk Exposures
The table below shows the DVaR statistics for Barclays Capital’s trading activities (trading book and banking book).

Barclays Capital DVaR: Summary table for 2004 and 2003

	Twelve months to			Twelve months to
	31st December 2004			31st December 2003
	Average	High(a)	Low(a)	Average	High(a)	Low(a)
	£m	£m	£m	£m	£m	£m

Interest rate risk	25.0	53.6	15.1	21.0	34.1	13.6
Credit spread risk	22.6	32.9	16.0	16.2	29.2	8.9
Foreign exchange risk	2.4	7.4	0.9	2.3	5.0	1.0
Equities risk	4.2	7.9	2.2	2.6	4.9	1.5
Commodities risk	6.0	14.4	2.2	4.4	7.0	2.2
Diversification effect	(25.9)	n/a	n/a	(20.6)	n/a	n/a

Total DVaR(b)	34.3	46.8	24.0	25.9	38.6	17.6

Notes
(a)	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently, a diversification effect number for the high (and low) DVaR figures would not be meaningful and is therefore omitted from the table.
(b)	The year-end Total DVaR for 2004 was £31.9m (2003: £37.2m).

Risk management
Market risk management

Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk, increased in 2004. This was due mainly to interest rate opportunities taken in the first half of 2004 and an increase in credit spread positions. The latter increase was primarily the result of growing client flows in corporate bonds and credit derivatives. The increase in total DVaR is consistent with Barclays Capital’s business expansion.

The graph below shows the history of total DVaR on a daily basis for 2003 and 2004.

Analysis of Trading Revenue
The histograms below show the distribution of daily trading revenue for Barclays Capital in 2004 and 2003. It includes dealing profits, net interest income and net fees and commissions relating to primary trading. The average daily revenue in 2004 was £12.5m (2003: £10.0m) and there were 246 positive revenue days out of 254 (2003: 244 positive revenue days out of 254).

DVaR Back-testing
Barclays recognises the importance of assessing the effectiveness of its DVaR model. The main approach employed is the technique known as back-testing, which counts the number of days when trading losses are bigger than the estimated DVaR figure. The regulatory standard for back-testing is to measure DVaR assuming a one day holding period with a 99% level of confidence. For Barclays Capital’s regulatory trading book, there were no instances in 2004 or 2003, of a daily trading revenue loss exceeding the corresponding back-testing DVaR.

Asset and Liability Market Risk
Interest rate exposures arising from mismatches of fixed rate assets and liabilities in UK banking operations are passed to Treasury. Treasury aggregates these positions and then passes the net position to the market via Barclays Capital. Due mainly to timing considerations, market risk can arise when some of the net position stays with Treasury. Similarly, market risk can arise due to the impact of interest rates on customer behaviour. The latter risk is managed and measured by the Retail Market Risk team using behavioural models. The positions are converted into wholesale swap or option exposures, passed to Treasury and managed by the process described above.

Structural interest rate risk arises from the variability of income from non-interest bearing products, managed variable rate products and the Group’s capital. This risk is managed by Treasury, assisted by the Retail Market Risk team.

Market risk is also taken in overseas treasuries in support of customer activity. In Group terms the risk is modest. The market risks are managed by local treasury functions and local asset and liability committees. Market Risk maintains regular contact with the businesses on treasury issues and oversees a comprehensive financial risk reporting framework.

Other Market Risks
Defined benefit pension scheme risk
Barclays maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet the projected pension payments is maintained through investments. Market risk arises because the estimated market value of the pension fund assets might decline or their investment returns might reduce or because the estimated value of the pension liabilities might increase. In these circumstances, Barclays might be required or might choose to make extra contributions to the pension fund. Financial details of the pension fund are on page 126.

Asset management structural market risk
Asset management structural market risk is the risk that fee and commission income is affected by a change in equity market levels. It affects Barclays Private Clients, Barclays Life and Barclays Global Investors. The risk is controlled and managed by the respective businesses and Barclays Market Risk.

Barclays PLC Annual Report 2004

Risk management

Capital and liquidity risk management

The Board Risk Committee has approved Board Governance Standards for capital and liquidity risk management that are high level statements of the controls required to meet the Group’s strategic objectives.

The Treasurer has established risk control frameworks and a policy and assurance structure to ensure that capital and liquidity risks are managed in accordance with the requirements of the Board Standards. Policies are set by the Treasury Committee which is chaired by the Group Finance Director.

Capital Risk Management

See page 99 in the Financial Discussion for information on the Group’s capital position.

Capital risk is the risk that the Bank fails to comply with FSA mandated regulatory requirements, resulting in a breach of its minimum capital ratios and the possible suspension or loss of its banking licence. Capital risk also includes the risk that the capital base is not managed in a prudent manner thereby endangering the Group’s credit rating.

Barclays views its strong credit rating as a source of competitive advantage. A solid capital position, together with a diverse portfolio of activities, an increasingly international presence, consistent profit performance, prudent risk management and a focus on value creation, underpins that rating.

The Group’s capital management will continue to maximise shareholder value through optimising both the level and mix of its capital resources, seeking to:

•	meet the individual capital ratios required by our regulators;
•	maintain an AA credit rating;
•	generate sufficient capital to support asset growth and corporate activity;
•	manage the currency exposure to its overall Sterling Risk Asset ratio.

Over the past four years, the Group’s tier 1 ratio has averaged 7.9%. The Group’s Risk Asset ratio has averaged 12.5% which compares favourably to the minimum requirements of our regulators.

Note
(a)	Less supervisory deductions.

Liquidity Risk Management

Liquidity risk is the risk that the Group is unable to meet its payment obligations when they fall due and to replace funds when they are withdrawn, the consequence of which may be the failure to meet obligations to repay depositors and fulfil commitments to lend.

Liquidity management within the Group has several strands. The first is day-to-day funding, managed by monitoring future cash flows to ensure that requirements can be met. This includes replenishment of funds as they mature or are borrowed by customers. The Group maintains an active presence in global money markets to enable that to happen. The second is maintaining a portfolio of highly marketable assets that can easily be liquidated as protection against any unforeseen interruption to cash flow. Finally, the ability to monitor, manage and control intraday liquidity in real time is recognised by the Group as a mission critical process: Any failure to meet specific intraday commitments would be a public event and may have an immediate impact on the Group’s reputation.

In overseas markets, day-to-day liquidity is the responsibility of local treasury management in each territory within the parameters set by Treasury and subject to regular reports to Treasury in order to maximise the benefits of knowledge gained. Local asset and liability management committees review liquidity management. These committees are comprised of senior local executives and – when warranted by the size and complexity of the operation – representatives of Treasury.

The ability to raise funds is in part dependent on maintaining the bank’s credit rating. The funding impact of a credit downgrade is regularly estimated. Whilst the impact of a single downgrade may affect the price at which funding is available, the effect on liquidity is not considered material in Group terms.

Risk management
Capital and liquidity risk management

Liquidity Risk Measurement

Monitoring and reporting take the form of cash flow measurement and projections for the next day, week and month as these are key periods for liquidity management. This is based on principles agreed by the UK Financial Services Authority.

In addition to cash flow management, Treasury also monitors unmatched medium-term assets and the level and type of undrawn lending commitments, the usage of overdraft facilities and the impact of contingent liabilities such as standby letters of credit and guarantees.

Treasury develops and implements the process for submitting the Group’s projected cash flows to stress scenarios. The output of stress testing informs the Group’s contingency funding plan. This is maintained by Treasury and is aligned with the Group and country business resumption plans to encompass decision-making authorities, internal and external communication and, in the event of a systems failure, the restoration of liquidity management and payment systems.

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider, product and term. Whilst 2004 saw relatively stable markets, with no significant consequences for the Group’s liquidity, significant market events over recent years including corporate scandals contributed to a short-term flight to quality in financial markets from which Barclays benefited.

An important source of structural liquidity is provided by our core retail deposits in the UK and Europe, mainly current accounts and savings accounts. Although current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers – numerically and by depositor type – helps to protect against unexpected fluctuations. Such accounts form a stable funding base for the Group’s operations and liquidity needs.

To avoid reliance on a particular group of customers or market sectors, the distribution of sources and the maturity profile of deposits are also carefully managed. Important factors in assuring liquidity are competitive rates and the maintenance of depositors’ confidence. Such confidence is based on a number of factors including the Group’s reputation, the strength of earnings and the Group’s financial position.

Securitisation represents a relatively modest proportion of the Group’s current funding profile, but provides additional flexibility. The Group has a large residential mortgage portfolio which could be securitised and hence forms a large – and as yet untapped – source of liquidity.

For further details see contractual cash obligations and commercial commitments of the Group on page 53.

Barclays PLC Annual Report 2004

Table A: Contractual Obligations

	Payments due by period
	Less than	One to	Four to	After	Total
	one	three	five	five
	year	years	years	years
	£m	£m	£m	£m	£m

Long-term debt	46,101	9,841	8,472	9,520	73,934
Capital lease obligations	100	93	121	39	353
Operating lease obligations	243	416	366	1,657	2,682
Purchase obligations	296	493	193	103	1,085
Other long-term liabilities	352	–	–	–	352

Total	47,092	10,843	9,152	11,319	78,406

Table B: Other Commercial Commitments

	Amount of commitment expiration per period
	Less than	One to	Four to	After	Total
	one	three	five	five	amounts
	year	years	years	years	committed
	£m	£m	£m	£m	£m

Acceptances and endorsements	294	9	–	–	303
Guarantees and assets pledged as collateral security	24,614	2,088	1,744	1,565	30,011
Other contingent liabilities	6,227	1,156	379	483	8,245
Arising out of sale and option to resell transactions	1	–	–	–	1
Documentary credits and other short-term trade related transactions	506	13	1	2	522
Forward asset purchases and forward forward deposits placed	9	–	–	46	55
Undrawn formal standby facilities, credit lines and other commitments to lend	97,710	14,688	17,762	3,313	133,473

Risk management

Management of operational risk and business risk

Operational and business risks are inherent in Barclays operations and are typical of any large enterprise.

Operational Risk is the risk of direct or indirect losses resulting from inadequate or failed internal processes or systems, human factors, or from external events. Major sources of operational risk include: operational process reliability, IT security, outsourcing of operations, dependence on key suppliers, implementation of strategic change, integration of acquisitions, fraud, error, customer service quality, regulatory compliance, recruitment, training and retention of staff, and social and environmental impacts.

Business Risk is the risk of adverse outcomes resulting from a weak competitive position or from poor choice of strategy, markets, products, activities or structures. Major potential sources of business risk include: revenue volatility due to factors such as macro-economic conditions; inflexible cost structures; uncompetitive products or pricing; and structural inefficiencies.

Barclays is committed to the advanced management of operational and business risks. In particular, we are implementing advanced management and measurement approaches for operational risk to strengthen control, improve customer service and minimise operating losses.

It is not cost effective to attempt to eliminate all operational and business risks and in any event it would not be possible to do so. Events of small significance are expected to occur and are accepted as inevitable; events of material significance are rare and the Group seeks to reduce the risk from these in a framework consistent with its agreed risk appetite.

Responsibility for and Control of Operational Risk

Barclays has a Group Operational Risk Framework, which is consistent with and part of the Group Internal Control and Assurance Framework. Board Governance Standards have been established for all key areas of identified risk. These Standards are high-level articulations of the Board’s risk control requirements. The Standards applicable to operational and business risks are: Brand Management, Capital Planning, Corporate Responsibility, Financial Crime, Financial Reporting, Tax and Budgeting, Legal, Operations, People Management, Regulatory Compliance, Change and Strategic Planning.

Responsibility for implementing and overseeing these policies is to be found throughout the organisation as follows:

•	The prime responsibility for the management of operational risk and the compliance with Board Governance Standards rests with the business and functional units where the risk arises. Front-line risk managers are widely distributed throughout the Group in business units. They service and support these areas assisting line managers in managing these risks.
•	Business Risk Directors in each business are responsible for overseeing the implementation of and compliance with Group policies.

•	Governance and Control Committees in each business monitor control effectiveness. The Governance and Control Committee receives reports from the committees in the businesses and considers Group-wide control issues and their risk mitigation.
•	A Standard Owner agrees responsibility for each Board Governance Standard, agrees policy and provides advice to business managers Group-wide. Each monitors and reports upon the application of their Standard.
•	In the corporate centre, the Operational Risk Director oversees the range of operational risks across the Group in accordance with the Group Operational Risk Framework.
•	The Internal Audit function provides assurance for operational risk control across the organisation and reports to the Board and senior management.

The Management and Measurement of Operational Risk
Risk Assessment – A consistent approach to the identification and assessment of key risks and controls is undertaken across all business units. Scenario analysis and self-assessment techniques are widely used by business management for risk identification and for evaluation of control effectiveness and monitoring capability. Business management determines whether particular risks are effectively managed within business risk appetite and otherwise take remedial action. The risk assessment process is consistent with COSO principles.

Risk Event Data Collection and Reporting – A standard process is used Group-wide for the recognition, capture, assessment, analysis and reporting of risk events. This process is used to identify where process and control requirements are needed to reduce the recurrence of risk events. Risk events are loaded onto a central database and reported monthly to the Risk Oversight Committee.

Barclays also uses a database of external public risk events to assist in risk identification and assessment.

Reporting – Business units are required to report on both a regular and an event-driven basis. The reports include a profile of the key risks to their business objectives, control issues of Group-level significance, and operational risk events. Specific reports are prepared on a regular basis for the Risk Oversight Committee, the Board Risk Committee and the Board Audit Committee. In particular the Group Operational Risk Profile Report is provided quarterly to the Risk Oversight Committee.

Economic Capital – Methodologies are used for both operational and business risks to calculate risk sensitive capital allocations. These are allocated to business units which incur risk-based capital charges, as a consequence, providing an incentive to manage the risk within appetite levels. Additional investment is being made to enhance the Operational Risk Capital model to improve risk sensitivity and to obtain approval to apply the Advanced Measurement Approach (AMA) under the Basel II Accord when that option first becomes available in 2008.

Barclays PLC Annual Report 2004

Risk management

Disclosures about certain trading activities including
non-exchange traded contracts

The Group delivers a fully integrated service to clients for base metals, precious metals, oil and oil-related products, power and gas and other commodities.

The Group offers both over the counter (OTC) and exchange traded derivatives in these commodities. The base and precious metals business also enters into outright metal purchase and sale transactions, while the power and gas business trades both physical forwards and derivative contracts.

The Group does not maintain any physical exposures in oil or oil-related products. The Group also develops and offers a range of commodity-related structured products.

The Group’s commodity business continues to expand, as market conditions allow, through the addition of new products and markets.

The Group’s principal commodity related derivative contracts are swaps, options, forwards and futures, which are similar in nature to such non-commodity related contracts. Commodity derivatives contracts include commodity specification and delivery location as well as forward date and notional value.

The fair values of commodity physical and derivative positions are determined through a combination of recognised market observable prices, exchange prices and established inter-commodity relationships. In common with all derivatives, the fair value of OTC commodity derivative contracts is either determined using a quoted market price or by using valuation models. Where a valuation model is used, the fair value is determined based on the expected cash flows under the terms of each specific contract, discounted back to present value. The expected cash flows for each contract are either determined using market parameters such as commodity price curves, commodity volatilities, commodity correlations, interest rate yield curves and foreign exchange rates, or derived from historical or other market prices.

Fair values generated by models are independently validated with reference to market price quotes, or price sharing with other institutions. However, where no observable market parameter is available then instrument fair value will include a provision for the uncertainty in that parameter based on sale price or subsequent traded levels.

Discounting of expected cash flows back to present value is achieved by constructing discount curves from the market price of observable interest rate products, such as deposits, interest rate futures and swaps. In addition, the Group maintains fair value adjustments reflecting the cost of credit risk (where this is not embedded in the fair value), and the cost of trading out of a position (all positions are marked to mid-market and hence some bid/offer transaction cost would be incurred).

The tables on page 56 analyse the overall fair value of the commodity derivative contracts by movement over time and source of fair value. Additionally, the positive fair value, adjusted for the impact of netting, of such contracts is analysed by counterparty credit risk rating.

Risk management
Disclosures about certain trading activities including non-exchange traded contracts

The following tables analyse the overall fair value of the commodity derivative contracts by movement over time and source of fair value. As at 31st December 2004 this reflects a gross positive fair value of £4,955m (31st December 2003: £1,982m) and a gross negative fair value of £4,780m (31st December 2003: £2,088m). Realised and unrealised profits related to physical commodity and commodity derivative activities are included with dealing profits. Physical commodity positions are held at fair value and reported with other assets in Note 21 on page 142.

Movement in fair value of commodity derivative positions

	Total	Total
	2004	2003
	£m	£m

Fair value of contracts outstanding at the beginning of the year	(106)	40
Contracts realised or otherwise settled during the year	171	(8)
Fair value of new contracts entered into during the year	313	(101)
Other changes in fair value	(203)	(37)

Fair values of contracts outstanding at the end of the year	175	(106)

Source of commodity derivative fair values

	Fair value of contracts at 31st December 2004
	Maturity	Maturity	Maturity	Maturity	Total
	less than	one to	four to	over	fair
	one year	three years	five years	five years	value
	£m	£m	£m	£m	£m

Prices actively quoted	(38)	86	16	17	81
Prices provided by other external sources	(8)	–	–	–	(8)
Prices based on models and other valuation methods	(5)	63	23	21	102

Total	(51)	149	39	38	175

The following table analyses the positive fair value, adjusted for the impact of netting, arising on commodity derivative contracts. As at 31st December 2004, this reflects a gross positive fair value of £4,955m (31st December 2003: £1,982m) adjusted for the Group’s ability to net amounts due to the same counterparties (31st December 2004: £3,198m, 31st December 2003: £864m).

Analysis of net positive commodity derivative fair value by counterparty credit risk rating

	Total	Total
	value	value
	2004	2003
	£m	£m

A- to AAA	1,004	792
BBB- to BBB+	538	280
BB+ and below	215	46

Total	1,757	1,118

All credit exposures are actively managed by the Group. Refer to page 35 for more information on the Group’s approach to credit risk management. In particular, at 31st December 2004, 69% of all of the commodities credit exposure was to counterparties with cross asset class netting agreements, that is, netting agreements allowing exposure on commodities products to be reduced by amounts owed to the same counterparties in other asset classes. This percentage is consistent across the credit ratings applying to BBB+ and below as well as higher rated counterparties.

Additionally, collateral agreements are held with a majority of these same counterparties that allow collateral to be called against commodity exposures. All non-collateralised exposures are subject to credit limits, and credit or risk tendency reserves are created against these exposures if appropriate.

Barclays PLC Annual Report 2004

Risk management

Derivatives

The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities. These instruments are also used to manage the Group’s own exposure to fluctuations in interest and exchange rates as part of its asset and liability management activities.

Barclays Capital manages the trading derivatives book as part of the market risk book. This includes foreign exchange, interest rate, equity, commodity and credit derivatives. The policies regarding market risk management are outlined in the market risk management section on pages 47 to 50.

The policies for derivatives that are used to manage the Group’s own exposure to interest and exchange rate fluctuations are outlined in the treasury asset and liability management section on page 50.

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. They include swaps, forward rate agreements, futures, options and combinations of these instruments and primarily affect the Group’s net interest income, dealing profits, commissions received and other assets and liabilities. Notional amounts of the contracts are not recorded on the balance sheet.

The Group participates both in exchange traded and OTC derivatives markets.

Exchange Traded Derivatives

The Group buys and sells financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options on futures. Holders of exchange traded instruments provide margin daily with cash or other security at the exchange, to which the holders look for ultimate settlement.

Over the Counter Traded Derivatives (OTC)

The Group also buys and sells financial instruments that are traded over the counter, rather than on a recognised exchange.

These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the Group’s customers. In many cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations. The existence of a signed master agreement is intended to give the Group protection in situations where a counterparty is in default, including the ability to net outstanding balances where the rules of offset are legally enforceable. For further explanation of the Group’s policies on netting, see Accounting policies on page 114.

Foreign Exchange Derivatives

The Group’s principal exchange rate related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date.

Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

Interest Rate Derivatives

The Group’s principal interest rate related contracts are interest rate swaps, forward rate agreements, basis swaps, caps, floors and swaptions. Included in this product category are transactions that include combinations of these features.

An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

Equity Derivatives

The Group’s principal equity related contracts are equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

Credit Derivatives

The Group’s principal credit derivative related contracts include credit default swaps and total return swaps. A credit derivative is an arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection.

A credit default swap is a contract where the protection seller receives premium or interest related payments in return for contracting to make payments to the protection buyer upon a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

A total return swap is an instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer in return receives a predetermined amount.

A description of how credit derivatives are used within the Group is provided on page 37.

A description of the impact of derivatives under US GAAP is set out on page 201.

Commodity Derivatives

The Group’s principal commodity related derivative contracts are swaps, options, forwards and futures. The main commodities transacted are oil, base metals, precious metals, US and UK natural gas, and UK electricity.

A description of commodity derivatives is provided on page 55.

Risk management

Statistical information

Statistical and Other Risk Information
This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the discussion. For commentary on this information, please refer to the preceding text (pages 28 to 57).

Credit Risk Management

Table 1: Risk Tendency by Business Cluster

	2004	2003
	£m	£m

UK Banking	375	385
UK Retail Banking UK Business Banking	150 225	150 235
Private Clients and International	70	75
Private Clients International	5 65	5 70
Barclaycard	860	775
Barclays Capital	70	135
Transition Businesses	20	20

Total	1,395	1,390

(Also see chart on page 37.)

Table 2: Loans and advances

	2004	2003	2002
	£m	£m	£m

Retail businesses
Banks Customers	1,424 111,074	1,495 100,774	1,748 90,625
Total retail businesses	112,498	102,269	92,373
Wholesale businesses
Banks Customers	73,713 146,672	60,445 129,106	56,508 114,767
Total wholesale businesses	220,385	189,551	171,275

Total	332,883	291,820	263,648

(Also see chart on page 38.)

Table 3: Loans and advances by banking and trading books

	2004
	Customers	Banks	Total
	£m	£m	£m

Banking book	192,647	24,992	217,639
Trading book	65,099	50,145	115,244

Total	257,746	75,137	332,883

	2003
	Customers	Banks	Total
	£m	£m	£m

Banking book	170,919	17,270	188,189
Trading book	58,961	44,670	103,631

Total	229,880	61,940	291,820

Barclays PLC Annual Report 2004

Table 4: Maturity analysis of loans and advances to banks

			Over three	Over one
			months	year but
		Not more	but not	not more
		than three	more than	than five	Over
	On demand	months	one year	years	five years	Total
At 31st December 2004	£m	£m	£m	£m	£m	£m

Banking business:
United Kingdom	733	5,510	1,067	10,533	3,508	21,351
Other European Union	177	540	204	268	–	1,189
United States	25	725	3	–	–	753
Rest of the World	275	819	479	123	3	1,699

Total banking business	1,210	7,594	1,753	10,924	3,511	24,992
Total trading business	1,500	44,289	4,356	–	–	50,145

Total	2,710	51,883	6,109	10,924	3,511	75,137

			Over three	Over one
			months	year but
		Not more	but not	not more
		than three	more than	than five	Over
	On demand	months	one year	years	five years	Total
At 31st December 2003	£m	£m	£m	£m	£m	£m

Banking business:
United Kingdom	629	4,299	586	5,127	3,674	14,315
Other European Union	116	1,525	28	12	21	1,702
United States	23	57	10	20	–	110
Rest of the World	295	605	192	48	3	1,143

Total banking business	1,063	6,486	816	5,207	3,698	17,270
Total trading business	830	39,660	4,180	–	–	44,670

Total	1,893	46,146	4,996	5,207	3,698	61,940

Table 5: Interest rate sensitivity of loans and advances to banks

	2004			2003
	Fixed	Variable		Fixed	Variable
	rate	rate	Total	rate	rate	Total
At 31st December	£m	£m	£m	£m	£m	£m

Banking business:
United Kingdom	14,561	6,790	21,351	7,221	7,094	14,315
Other European Union	1,012	177	1,189	1,523	179	1,702
United States	682	71	753	17	93	110
Rest of the World	1,347	352	1,699	781	362	1,143

Total banking business	17,602	7,390	24,992	9,542	7,728	17,270
Total trading business	23,575	26,570	50,145	25,607	19,063	44,670

Total	41,177	33,960	75,137	35,149	26,791	61,940

Risk management
Statistical information

Table 6: Interest rate sensitivity of loans and advances to customers

	2004			2003
	Fixed	Variable		Fixed	Variable
	rate	rate	Total	rate	rate	Total
At 31st December	£m	£m	£m	£m	£m	£m

Banking business:
United Kingdom	40,515	118,579	159,094	35,998	107,811	143,809
Other European Union	2,754	17,639	20,393	4,159	14,868	19,027
United States	1,915	6,069	7,984	1	3,572	3,573
Rest of the World	3,080	2,096	5,176	2,738	1,772	4,510

Total banking business	48,264	144,383	192,647	42,896	128,023	170,919
Total trading business	30,743	34,356	65,099	26,587	32,374	58,961

Total	79,007	178,739	257,746	69,483	160,397	229,880

Table 7: Loans and advances to customers booked in offices in the UK – banking business

	2004	2003	2002	2001	2000
At 31st December	£m	£m	£m	£m	£m

Financial institutions	11,947	7,721	6,158	5,616	4,215
Agriculture, forestry and fishing	1,947	1,766	1,747	1,626	1,689
Manufacturing	6,282	5,967	6,435	6,766	7,573
Construction	2,476	1,883	1,825	1,779	1,666
Property	7,933	6,341	5,695	5,600	5,130
Energy and water	936	1,286	1,290	1,153	1,120
Wholesale and retail distribution and leisure	9,751	8,886	7,858	7,571	7,531
Transport	2,275	2,579	2,366	1,894	1,353
Communications	454	476	694	368	180
Business and other services	14,281	12,030	11,693	10,581	9,894
Home loans	64,481	61,905	58,436	50,945	47,235
Other personal	23,313	21,905	21,357	19,678	18,200
Overseas customers	7,612	5,477	6,201	6,472	5,024

	153,688	138,222	131,755	120,049	110,810
Finance lease receivables	5,406	5,587	4,145	4,205	4,504

Total	159,094	143,809	135,900	124,254	115,314

(See also chart on page 40.)

The category ‘other personal’ includes credit cards, personal loans and personal overdrafts.

The industry classifications in tables 7-9 have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the parent’s predominant business may be in a different industry. Loans to customers domiciled outside the country where the office recording the transaction is located are shown in the table under ‘Overseas customers’ and not by industry.

Barclays PLC Annual Report 2004

Table 8: Loans and advances to customers booked in offices in other European Union countries – banking business

	2004	2003	2002	2001	2000
At 31st December	£m	£m	£m	£m	£m

Financial institutions	822	1,205	371	500	436
Agriculture, forestry and fishing	156	147	165	240	303
Manufacturing	1,154	1,275	1,422	1,317	1,420
Construction	710	609	314	298	261
Property	169	346	137	241	182
Energy and water	337	409	367	282	372
Wholesale and retail distribution and leisure	502	426	215	283	140
Transport	481	566	252	318	172
Communications	47	40	173	185	83
Business and other services	2,339	1,251	1,648	1,679	1,284
Home loans	10,920	10,334	6,243	3,871	4,436
Other personal	2,283	1,769	721	661	582
Overseas customers	143	438	384	685	381

	20,063	18,815	12,412	10,560	10,052
Finance lease receivables	330	212	167	148	151

Total	20,393	19,027	12,579	10,708	10,203

See note under table 7.

Table 9: Loans and advances to customers in offices in the United States – banking business

	2004	2003	2002	2001	2000
At 31st December	£m	£m	£m	£m	£m

Financial institutions	1,510	919	1,036	1,053	616
Agriculture, forestry and fishing	–	1	3	–	–
Manufacturing	394	341	842	1,553	1,123
Construction	111	2	31	24	–
Property	371	1	15	21	30
Energy and water	946	1,358	2,229	1,567	1,440
Wholesale and retail distribution and leisure	353	77	141	160	214
Transport	379	468	1,248	931	580
Communications	138	153	46	66	88
Business and other services	715	220	441	901	2,174
Home loans	2,214	–	–	–	1
Other personal	58	–	–	267	6
Overseas customers	767	–	62	23	56

	7,956	3,540	6,094	6,566	6,328
Finance lease receivables	28	33	44	48	48

Total	7,984	3,573	6,138	6,614	6,376

See note under table 7.

Table 10: Loans and advances to customers booked in offices in the rest of the world – banking business

	2004	2003	2002	2001	2000
At 31st December	£m	£m	£m	£m	£m

Loans and advances	5,129	4,465	5,566	7,384	8,920
Finance lease receivables	47	45	33	32	30

Total	5,176	4,510	5,599	7,416	8,950

Risk management
Statistical information

Table 11: Total loans and advances to customers

	2004	2003	2002	2001	2000
At 31st December	£m	£m	£m	£m	£m

Banking business	192,647	170,919	160,216	148,992	140,843
Trading business	65,099	58,961	45,176	34,240	23,198

Total	257,746	229,880	205,392	183,232	164,041

Table 12: Maturity analysis of loans and advances to customers

			Over three	Over one
			months	year but
		Not more	but not	not more
		than three	more than	than five	Over
	On demand	months	one year	years	five years	Total
At 31st December 2004	£m	£m	£m	£m	£m	£m

Banking business:
United Kingdom
Corporate lending(a)	8,327	8,754	8,597	15,063	17,543	58,284
Other lending from United Kingdom offices	4,532	8,049	7,196	13,172	67,861	100,810

Total United Kingdom	12,859	16,803	15,793	28,235	85,404	159,094
Other European Union	951	2,807	5,709	3,308	7,618	20,393
United States	–	913	563	2,807	3,701	7,984
Rest of World	741	1,247	1,774	829	585	5,176

Total banking business	14,551	21,770	23,839	35,179	97,308	192,647
Total trading business	4,294	58,978	1,529	298	–	65,099

Total	18,845	80,748	25,368	35,477	97,308	257,746

			Over three	Over one
			months	year but
		Not more	but not	not more
		than three	more than	than five	Over
	On demand	months	one year	years	five years	Total
At 31st December 2003	£m	£m	£m	£m	£m	£m

Banking business:
United Kingdom
Corporate lending(a)	6,108	9,298	4,596	17,138	11,796	48,936
Other lending from United Kingdom offices	2,869	6,940	6,359	12,345	66,360	94,873

Total United Kingdom	8,977	16,238	10,955	29,483	78,156	143,809
Other European Union	597	2,497	2,591	2,507	10,835	19,027
United States	–	276	253	1,745	1,299	3,573
Rest of the World	601	2,151	495	764	499	4,510

Total banking business	10,175	21,162	14,294	34,499	90,789	170,919
Total trading business	2,004	54,996	1,615	335	11	58,961

Total	12,179	76,158	15,909	34,834	90,800	229,880

(Also see chart on page 40.)

Note
(a)	In the UK, finance lease receivables are included in ‘Other lending’, although some leases are to corporate customers.

Barclays PLC Annual Report 2004

Table 13: Loans and advances to borrowers in currencies other than the local currency of the borrower for countries where this exceeds 1% of total Group assets

					Commercial
			Banks		industrial
			and other	Governments	and other
	As % of		financial	and official	private
	assets	Total	institutions	institutions	sectors
		£m	£m	£m	£m

At 31st December 2004
United States	4.1	21,556	10,102	2	11,452
Germany	1.4	7,128	6,614	–	514
France	1.1	5,562	5,019	27	516

At 31st December 2003
United States	2.7	12,110	4,679	–	7,431
Germany	1.2	5,127	4,662	7	458

At 31st December 2002
United States	4.2	17,140	9,672	1	7,467
Germany	2.5	10,094	9,841	7	246
France	1.2	4,871	4,484	24	363

At 31st December 2004, there were no countries where Barclays had cross-currency loans to borrowers between 0.75% and 1% of total Group assets. At 31st December 2003, there were cross-currency loans to borrowers in France of between 0.75% and 1% of total Group assets, amounting to £3,570m. At 31st December 2002 there were cross-currency loans to borrowers in the Netherlands and Ireland of between 0.75% and 1% of total Group assets amounted to £7,552m.

Table 14: Off-balance sheet and other credit exposures as at 31st December

	2004	2003	2002
	£m	£m	£m

Off-balance sheet exposures
Contingent liabilities	38,559	33,694	26,546
Commitments to lend	134,051	114,847	101,378
On-balance sheet exposure
Balances arising from off-balance sheet financial instruments (OTC derivatives)	18,174	15,812	13,454
London Metal Exchange warrants and other trading positions	952	1,290	829
Debt securities – held for trading	87,671	59,812	53,961
– non-trading	39,757	37,581	40,268

Current year credit cards commitments to lend have been calculated on a contractual basis rather than a modelled basis. Had this method been applied in earlier years, reported commitments would have been increased by £5,899m to £120,746m in 2003 and by £5,230m to £106,608m in 2002.

Risk management
Statistical information

Table 15: Notional principal amounts of credit derivatives at 31st December

	2004	2003	2002
	£m	£m	£m

Credit derivatives held or issued for trading purposes	186,275	43,256	10,665
Credit derivatives held for the purpose of managing non-trading exposures	5,133	4,194	7,736

Total	191,408	47,450	18,401

Table 16: Non-performing loans summary

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Non-accrual loans	2,115	2,261	2,542	1,923	1,539
Accruing loans where interest is being suspended with or without provisions	492	629	611	561	496
Other accruing loans against which provisions have been made	842	821	819	830	692

Sub total	3,449	3,711	3,972	3,314	2,727
Accruing loans 90 days or more overdue, against which no provisions have been made	521	590	690	648	713
Reduced rate loans	15	4	6	5	6

Total non-performing loans	3,985	4,305	4,668	3,967	3,446

Barclays PLC Annual Report 2004

Table 17: Non-performing loans

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Non-accrual loans:
United Kingdom	1,583	1,572	1,557	1,292	1,223
Other European Union	194	143	108	90	96
United States	249	383	744	306	119
Rest of the World	89	163	133	235	101

Total	2,115	2,261	2,542	1,923	1,539

Accruing loans where interest is being suspended with or without provisions:
United Kingdom	431	559	480	386	351
Other European Union	31	29	35	30	36
United States	–	–	–	–	–
Rest of the World	30	41	96	145	109

Total	492	629	611	561	496

Other accruing loans against which provisions have been made:
United Kingdom	764	760	751	756	543
Other European Union	27	35	27	20	71
United States	26	–	–	11	2
Rest of the World	25	26	41	43	76

Total	842	821	819	830	692

Sub totals:
United Kingdom	2,778	2,891	2,788	2,434	2,117
Other European Union	252	207	170	140	203
United States	275	383	744	317	121
Rest of the World	144	230	270	423	286

Total	3,449	3,711	3,972	3,314	2,727

Accruing loans 90 days overdue, against which no provisions have been made:
United Kingdom	484	566	687	621	695
Other European Union	34	24	3	–	1
United States	1	–	–	–	–
Rest of the World	2	–	–	27	17

Total	521	590	690	648	713

Reduced rate loans:
United Kingdom	2	4	4	4	6
Other European Union	–	–	–	–	–
United States	13	–	–	–	–
Rest of the World	–	–	2	1	–

Total	15	4	6	5	6

Total non-performing loans:
United Kingdom	3,264	3,461	3,479	3,059	2,818
Other European Union	286	231	173	140	204
United States	289	383	744	317	121
Rest of the World	146	230	272	451	303

Total	3,985	4,305	4,668	3,967	3,446

(Also see chart on page 42.)

Table 18: Potential problem loans

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

United Kingdom	648	989	852	872	659
Other European Union	–	23	–	2	2
United States	27	259	241	369	313
Rest of the World	81	56	69	63	64

Total	756	1,327	1,162	1,306	1,038

(Also see chart on page 42.)

Risk management
Statistical information

Table 19: Interest foregone on non-performing loans

	Year ended 31st December
	2004	2003
	£m	£m

Interest income that would have been recognised under the original contractual terms of the non-performing loans:
United Kingdom	266	247
Rest of the World	52	65

	318	312

Interest income of approximately £59m (2003: £47m) from such loans was included in profit, of which £54m (2003: £39m) related to domestic lending and the remainder to foreign lending. The balance was not received or was suspended.

Table 20: Analysis of the provisions charge for bad and doubtful debts

	Year ended 31st December
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Net specific provisions charge/(release)
United Kingdom	1,198	1,132	1,041	964	688
Other European Union	57	37	14	20	12
United States	33	84	385	136	17
Rest of the World	13	67	46	45	60

Total net specific provisions charge	1,301	1,320	1,486	1,165	777
General provisions (release)/charge	(210)	27	(2)	(16)	40

Total	1,091	1,347	1,484	1,149	817

(Also see chart on page 44.)

Table 21: Bad debt provisions charge ratios (‘Loan loss ratios’)

	Year ended 31st December
	2004	2003	2002	2001	2000
	%	%	%	%	%

Provisions charge as a percentage of average banking loans and advances for the year:
Specific provisions charge	0.65	0.71	0.85	0.74	0.64
General provisions charge	(0.11)	0.02	–	(0.01)	0.03

	0.54	0.73	0.85	0.73	0.67

Amounts written off (net of recoveries)	0.67	0.74	0.64	0.53	0.47

Provisions charge as a percentage of average loans and advances for the year (including trading business):
Specific provisions charge	0.41	0.46	0.58	0.52	0.44
General provisions charge	(0.07)	0.01	–	–	0.02

Total	0.34	0.47	0.58	0.52	0.46

Amounts written off (net of recoveries)	0.42	0.48	0.43	0.37	0.32

(Also see chart on page 44.)

Barclays PLC Annual Report 2004

Table 22: Analysis of provision balances for bad and doubtful debts

	As at 31st December
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Specific provisions
United Kingdom	1,860	1,856	1,790	1,605	1,343
Other European Union	104	97	84	89	112
United States	128	121	257	89	20
Rest of the World	110	159	130	188	118

Total specific provision balances	2,202	2,233	2,261	1,971	1,593
General provision balances	564	795	737	745	760

Total provision balances	2,766	3,028	2,998	2,716	2,353

Average loans and advances for the year (excluding trading business)	200,180	184,765	174,764	157,904	122,333

(including trading business)	317,136	285,963	256,789	223,221	176,938

Table 23: Provisions balance ratios

	As at 31st December
	2004	2003	2002	2001	2000
	%	%	%	%	%

Excluding trading business
Provisions balance at end of year as a percentage of loans and advances at end of year:
Specific provision balances	1.01	1.19	1.29	1.22	1.06
General provision balances	0.25	0.42	0.42	0.46	0.51

	1.26	1.61	1.71	1.68	1.57

Including trading business
Provisions balance at end of year as a percentage of loans and advances at end of year:
Specific provision balances	0.66	0.77	0.86	0.85	0.79
General provision balances	0.17	0.27	0.28	0.32	0.38

	0.83	1.04	1.14	1.17	1.17

Table 24: Movements in provisions charge for bad and doubtful debts

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Provisions balance at beginning of year	3,028	2,998	2,716	2,353	1,983
Acquisitions and disposals	21	62	(11)	46	119
Exchange and other adjustments	(34)	(18)	(77)	(1)	4
Amounts written off	(1,595)	(1,474)	(1,220)	(973)	(683)
Recoveries	255	113	106	142	113
Provisions charged against profit	1,091	1,347	1,484	1,149	817

Provisions balance at end of year	2,766	3,028	2,998	2,716	2,353

(Also see chart on page 45.)

Risk management
Statistical information

Table 25: Amounts written off

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

United Kingdom	(1,411)	(1,175)	(950)	(814)	(595)
Other European Union	(58)	(54)	(31)	(36)	(45)
United States	(71)	(215)	(215)	(94)	(26)
Rest of the World	(55)	(30)	(24)	(29)	(17)

Total amounts written off	(1,595)	(1,474)	(1,220)	(973)	(683)

Table 26: Recoveries

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

United Kingdom	(220)	(95)	(88)	(106)	(100)
Other European Union	(8)	(7)	(7)	(5)	(6)
United States	(15)	(10)	(9)	(27)	(4)
Rest of the World	(12)	(1)	(2)	(4)	(3)

Total recoveries	(255)	(113)	(106)	(142)	(113)

Table 27: Provisions charged against profit

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

New and increased specific provisions charge:
United Kingdom	1,571	1,373	1,210	1,157	843
Other European Union	82	57	33	35	35
United States	67	118	404	173	27
Rest of the World	47	80	72	75	76

	1,767	1,628	1,719	1,440	981
Releases of specific provisions charge:
United Kingdom	(153)	(146)	(81)	(87)	(55)
Other European Union	(17)	(13)	(12)	(10)	(17)
United States	(19)	(24)	(10)	(10)	(6)
Rest of the World	(22)	(12)	(24)	(26)	(13)

	(211)	(195)	(127)	(133)	(91)
Recoveries	(255)	(113)	(106)	(142)	(113)

Net specific provisions charge	1,301	1,320	1,486	1,165	777
General provision (release)/charge	(210)	27	(2)	(16)	40

Net provisions charge to profit	1,091	1,347	1,484	1,149	817

Barclays PLC Annual Report 2004

Table 28: Specific provision charges for bad and doubtful debts by industry

	Net specific provision charged for the year
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

United Kingdom:
Banks and other financial institutions	(1)	13	1	(2)	7
Agriculture, forestry and fishing	–	(3)	(1)	6	6
Manufacturing	28	79	80	62	8
Construction	10	(23)	41	12	7
Property	(42)	(3)	8	3	1
Energy and water	3	13	22	1	8
Wholesale and retail distribution and leisure	66	38	37	44	21
Transport	(19)	100	7	6	2
Communications	(1)	1	16	1	–
Business and other services	64	76	62	75	27
Home loans	17	9	4	8	10
Other personal	890	757	748	782	577
Overseas customers	181	66	13	(34)	6
Finance lease receivables	2	9	3	–	8

	1,198	1,132	1,041	964	688
Foreign	103	188	445	201	89

	1,301	1,320	1,486	1,165	777

The category ‘other personal’ includes credit cards, personal loans and personal overdrafts.

The industry classifications in tables 28, 29 and 30 have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the parent’s predominant business may be in a different industry. Loans to customers domiciled outside the country where the office recording the transaction is located are shown in the chart under ‘Overseas customers’ and not by industry.

Table 29: Specific provision balances for bad and doubtful debts by industry

	Specific provision balances as at 31st December
	2004		2003		2002		2001		2000
	£m	%	£m	%	£m	%	£m	%	£m	%

United Kingdom:
Banks and other financial institutions	7	0.3	12	0.5	1	–	5	0.3	7	0.4
Agriculture, forestry and fishing	4	0.2	5	0.2	7	0.3	13	0.7	11	0.7
Manufacturing	37	1.7	58	2.6	98	4.3	49	2.5	43	2.7
Construction	6	0.3	7	0.3	35	1.6	6	0.3	8	0.5
Property	26	1.2	3	0.1	9	0.4	8	0.4	8	0.5
Energy and water	23	1.0	27	1.2	28	1.3	10	0.5	8	0.5
Wholesale and retail distribution and leisure	70	3.2	52	2.3	54	2.4	60	3.0	42	2.6
Transport	55	2.5	103	4.6	7	0.3	6	0.3	4	0.3
Communications	13	0.6	15	0.7	15	0.7	1	0.1	1	0.1
Business and other services	105	4.8	121	5.4	92	4.1	77	3.9	40	2.5
Home loans	58	2.6	55	2.5	53	2.3	60	3.0	61	3.8
Other personal	1,354	61.5	1,359	60.9	1,343	59.4	1,252	63.5	1,041	65.4
Overseas customers	88	4.0	24	1.1	39	1.7	52	2.6	58	3.6
Finance lease receivables	14	0.6	15	0.7	9	0.4	6	0.3	11	0.7

	1,860	84.5	1,856	83.1	1,790	79.2	1,605	81.4	1,343	84.3
Foreign	342	15.5	377	16.9	471	20.8	366	18.6	250	15.7

	2,202	100.0	2,233	100.0	2,261	100.0	1,971	100.0	1,593	100.0

See Note under table 28.

Risk management
Statistical information

Table 30: Analysis of amounts written off and recovered by industry

	Amounts written off for the year					Recoveries of amounts previously written off
	2004	2003	2002	2001	2000	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

United Kingdom:
Banks and other financial institutions	7	14	2	3	13	3	12	–	3	4
Agriculture, forestry and fishing	2	–	4	7	6	1	1	2	2	2
Manufacturing	79	126	72	65	30	30	8	22	11	16
Construction	13	19	15	16	8	2	14	3	2	2
Property	2	5	10	5	5	69	1	2	1	3
Energy and water	9	15	4	1	2	2	–	1	–	–
Wholesale and retail distribution and leisure	55	45	53	35	34	7	5	11	9	12
Transport	44	5	7	4	3	15	1	1	–	1
Communications	2	1	2	–	–	1	–	–	–	–
Business and other services	96	58	65	57	33	16	11	13	9	11
Home loans	19	11	11	14	15	5	3	1	4	3
Other personal	963	790	692	599	435	68	38	31	29	28
Overseas customers	116	82	9	2	7	–	–	–	35	17
Finance lease receivables	4	4	4	6	4	1	1	1	1	1

	1,411	1,175	950	814	595	220	95	88	106	100
Foreign	184	299	270	159	88	35	18	18	36	13

	1,595	1,474	1,220	973	683	255	113	106	142	113

See Note under table 28.

Table 31: Total provisions balance coverage of non-performing loans

	2004	2003	2002	2001	2000
	%	%	%	%	%

United Kingdom	72.4	74.2	71.2	72.5	71.1
Other European Union	55.6	71.4	61.8	78.6	72.1
United States	49.5	39.2	43.7	61.8	81.0
Rest of the World	95.9	83.9	61.8	59.2	64.7

Total coverage of non-performing loans	70.4	71.5	65.9	70.4	71.0

(Also see chart on page 46.)

Table 32: Total provisions balance coverage of potential credit risk lending (NPLs and PPLs)

	2004	2003	2002	2001	2000
	%	%	%	%	%

United Kingdom	60.4	57.7	57.2	56.4	57.7
Other European Union	55.6	65.0	61.8	77.5	71.4
United States	45.3	23.4	33.0	28.6	22.6
Rest of the World	61.7	67.5	49.3	51.9	53.4

Total coverage of potential credit risk lending	59.2	54.6	52.8	52.9	54.5

(Also see chart on page 46.)

Barclays PLC Annual Report 2004

Table 33: Ratios of general and specific provision balances

	2004	2003	2002	2001	2000
	%	%	%	%	%

Specific provisions balances coverage of non-performing loans	55.3	51.9	48.4	49.7	46.2
General provisions balances coverage of performing loans (excluding trading book)	0.26	0.43	0.43	0.47	0.52
General provisions coverage of performing loans (including trading book)	0.17	0.28	0.28	0.33	0.38

(Also see chart on page 46.)

Liquidity Risk Management

Table 34: Analysis of weighted-average receive fixed and pay fixed rates by reset maturity date and nominal amount at 31st December 2004

	Sterling denominated contracts				Non-sterling denominated contracts
	Pay fixed		Receive fixed		Pay fixed		Receive fixed
	Nominal	Average	Nominal	Average	Nominal	Average	Nominal	Average
	amount	rate	amount	rate	amount	rate	amount	rate
	£m	%	£m	%	£m	%	£m	%

Reset maturity date
Not more than three months	993	4.60	1,380	6.23	776	2.66	671	2.67
Over three months but not more than six months	2,633	5.11	1,242	6.43	778	2.70	385	3.70
Over six months but not more than one year	1,553	4.62	4,221	5.70	3,063	2.88	854	4.58
Over one year but not more than five years	5,806	5.24	24,250	5.04	2,382	4.23	4,711	4.03
Over five years	4,475	4.63	6,520	5.92	1,499	4.53	5,647	6.45

Total	15,460	4.94	37,613	5.36	8,498	3.51	12,268	5.10

Table 35: Analysis of weighted-average receive variable and pay variable rates by reset maturity date and nominal amount at 31st December 2004

	Sterling denominated contracts				Non-sterling denominated contracts
	Receive variable		Pay variable		Receive variable		Pay variable
	Nominal	Average	Nominal	Average	Nominal	Average	Nominal	Average
	amount	rate	amount	rate	amount	rate	amount	rate
	£m	%	£m	%	£m	%	£m	%

Reset maturity date
Not more than three months	17,093	4.24	29,649	5.10	10,070	2.26	13,073	2.66
Over three months but not more than six months	5,725	4.96	15,821	5.03	1,601	2.35	2,433	2.51
Over six months but not more than one year	542	5.05	43	5.31	633	2.19	144	2.95
Over one year but not more than five years	–	–	–	–	–	–	424	2.27
Over five years	–	–	–	–	–	–	–	–

Total	23,360	4.44	45,513	5.07	12,304	2.26	16,074	2.63

Section 2
Results

73	Financial data Barclays PLC

75	Business description

78	Financial review
78 Overview
80 Critical accounting estimates
83 Results by nature of income and expense – Net interest income
84 Average balance sheet
88 Results by nature of income and expense – continued
92 Analysis of results by business
99 Total assets and liabilities and capital resources
102 Deposits and short-term borrowings
103 Securities
105 Life assurance business
106 Off balance sheet arrangements

109	Independent Auditors’ report

110	Consolidated accounts Barclays PLC
110 Accounting policies
117 Accounting presentation
118 Consolidated profit and loss account
119 Statement of total recognised gains and losses
120 Consolidated balance sheet
122 Consolidated statement of changes in reserves
123 Consolidated cash flow statement
124 Parent company accounts
125 Notes to the accounts

211	SEC Form 20-F cross reference and other information

213 Glossary

214	Barclays Bank PLC data

225	US GAAP financial data

226	Reconciliation of economic profit

227	Shareholder information
227 Dividends
228 Trading Market for Ordinary Shares of Barclays PLC
229 Shareholdings at 31st December 2004
230 Memorandum and Articles of Association
231 Taxation
233 Exchange Controls and Other Limitations Affecting Security Holders
233 Documents on Display
233 Shareholder Enquiries

234	Group senior management and principal offices

Exhibit 1.2
Exhibit 2.1
Exhibit 4.5
Exhibit 4.6
Exhibit 4.8
Exhibit 4.14
Exhibit 4.15
Exhibit 4.16
Exhibit 4.17
Exhibit 4.18
Exhibit 4.19
Exhibit 4.20
Exhibit 4.21
Exhibit 4.22
Exhibit 4.23
Exhibit 7.1
Exhibit 7.2
Exhibit 7.3
Exhibit 7.4
Exhibit 8.1
Exhibit 12.1
Exhibit 13.1
Exhibit 14.1

Barclays PLC Annual Report 2004

Financial data Barclays PLC

Consolidated profit and loss account summary(a)

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Interest receivable	13,665	12,427	12,044	13,458	11,788
Interest payable	(6,823)	(5,823)	(5,839)	(7,492)	(6,682)
Profit on redemption/repurchase of loan capital	–	–	–	–	2

Net interest income	6,842	6,604	6,205	5,966	5,108
Fees and commissions receivable	5,672	4,896	4,454	4,202	3,676
Less: fees and commissions payable	(706)	(633)	(529)	(465)	(320)
Dealing profits	1,493	1,054	833	1,011	677
Other operating income	644	490	364	428	353

Operating income	13,945	12,411	11,327	11,142	9,494

Administration expenses – staff costs	(4,998)	(4,295)	(3,755)	(3,714)	(3,219)
Administration expenses – other	(2,758)	(2,404)	(2,312)	(2,303)	(1,967)
Depreciation	(295)	(289)	(303)	(308)	(255)
Goodwill amortisation	(299)	(265)	(254)	(229)	(51)

Operating expenses	(8,350)	(7,253)	(6,624)	(6,554)	(5,492)

Operating profit before provisions	5,595	5,158	4,703	4,588	4,002

Provisions for bad and doubtful debts	(1,091)	(1,347)	(1,484)	(1,149)	(817)
Provisions for contingent liabilities and commitments	(2)	1	(1)	(1)	1

Provisions	(1,093)	(1,346)	(1,485)	(1,150)	(816)

Operating profit	4,502	3,812	3,218	3,438	3,186
(Loss)/profit from joint ventures	(3)	1	(5)	(1)	(1)
Profit/(loss) from associated undertakings	59	28	(5)	(8)	(7)
Exceptional items	45	4	(3)	(4)	214

Profit on ordinary activities before tax	4,603	3,845	3,205	3,425	3,392
Tax on profit on ordinary activities	(1,289)	(1,076)	(955)	(943)	(901)

Profit on ordinary activities after tax	3,314	2,769	2,250	2,482	2,491
Minority interests (including non-equity interests)	(46)	(25)	(20)	(36)	(46)

Profit for the financial year attributable to the members of Barclays PLC	3,268	2,744	2,230	2,446	2,445
Dividends	(1,538)	(1,340)	(1,206)	(1,110)	(927)

Profit retained for the financial year	1,730	1,404	1,024	1,336	1,518

Selected financial statistics

Earnings per ordinary share	51.2p	42.3p	33.7p	36.8p	40.4p
Dividends per ordinary share	24.00p	20.50p	18.35p	16.63p	14.50p
Dividend payout ratio	46.9%	48.5%	54.5%	45.2%	35.9%
Attributable profit before tax as a percentage of:
average shareholders’ funds	26.7%	23.6%	21.0%	23.9%	33.8%
Attributable profit after tax as a percentage of:
average shareholders’ funds	19.2%	17.0%	14.7%	17.4%	24.8%
average total assets (Note (b))	0.5%	0.6%	0.5%	0.6%	0.8%
Average United States Dollar exchange rate used in preparing the accounts	1.83	1.64	1.50	1.44	1.52
Average euro exchange rate used in preparing the accounts	1.47	1.45	1.59	1.61	1.64

See Notes on page 74.

Financial data Barclays PLC

Consolidated balance sheet summary(a)

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Assets
Loans and advances to banks and customers	330,077	288,743	260,572	228,382	198,536
Other assets	177,009	139,818	129,136	113,917	102,484

	507,086	428,561	389,708	342,299	301,020
Infrastructure	6,625	6,624	6,015	6,137	6,450

	513,711	435,185	395,723	348,436	307,470
Retail life-fund assets attributable to policyholders	8,378	8,077	7,284	8,170	8,711

Total assets	522,089	443,262	403,007	356,606	316,181

Liabilities
Deposits by banks, customer accounts and debt securities in issue	396,548	328,529	304,817	273,073	240,607
Other liabilities	86,568	77,660	64,067	50,763	45,715

	483,116	406,189	368,884	323,836	286,322

Capital resources
Undated loan capital	6,149	6,310	6,678	5,054	4,022
Dated loan capital	6,128	6,029	4,859	4,933	3,698
Minority interests (including non-equity interests)	901	283	156	134	250
Shareholders’ funds: equity	17,417	16,374	15,146	14,479	13,178

	30,595	28,996	26,839	24,600	21,148

	513,711	435,185	395,723	348,436	307,470
Retail life-fund liabilities attributable to policyholders	8,378	8,077	7,284	8,170	8,711

Total liabilities and shareholders’ funds	522,089	443,262	403,007	356,606	316,181

Weighted risk assets and capital ratios

Weighted risk assets	218,601	188,997	172,748	158,873	147,040
Tier 1 ratio	7.6%	7.9%	8.2%	7.8%	7.2%
Risk asset ratio	11.5%	12.8%	12.8%	12.5%	11.0%

Selected financial statistics

Average shareholders’ funds as a percentage of average total assets (Note (b))	2.7%	3.3%	3.5%	3.7%	3.2%
Net asset value per ordinary share	270p	250p	230p	217p	198p
Year-end United States Dollar exchange rate used in preparing the accounts	1.92	1.78	1.61	1.45	1.49
Year-end euro exchange rate used in preparing the accounts	1.41	1.41	1.54	1.64	1.60

Notes
(a)	The financial information on pages 73 and 74 is extracted from the published accounts for the last five years, restated where appropriate to accord with the current accounting policies of the Group (see page 110). This information should be read together with, and is qualified by reference to, the accounts and Notes included in this report.

(b)	For the purposes of this summary, the retail life-fund assets attributable to policyholders have been excluded from average total assets.

Note 52 to the accounts provides a reconciliation of net profit and shareholders’ funds between the amounts calculated under UK GAAP and US GAAP.

Barclays PLC Annual Report 2004

Business description

UK Banking
UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising: the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.

UK Retail Banking
UK Retail Banking comprises Personal Customers, Mortgages, Small Business and UK Premier. The bringing together of these businesses enables the building of broader and deeper relationships with both existing and new customers. Personal Customers and Mortgages provide a wide range of products and services to over 14 million retail customers, including current accounts, savings, mortgages, and general insurance. Small Business provides banking services to 566,000 small businesses. UK Premier provides banking, investment products and advice to some 273,000 affluent customers.

UK Business Banking
UK Business Banking provides relationship banking to the Group’s larger and medium business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital.

Private Clients and International
Private Clients and International manages Barclays wealth management operations and the Group’s international retail and commercial banking activities. It is managed as two distinct businesses.

Private Clients
Private Clients serves affluent, high net worth and corporate clients, primarily in the UK and continental Europe, providing private banking, offshore banking, stockbroking and asset management services, as well as financial planning services to a broader customer base. Private Clients comprises two businesses: International and Private Banking; and Wealth Solutions (which includes Barclays Financial Planning, Barclays Stockbrokers and the Gerrard business, which was acquired in 2003). Through Wealth Solutions, Private Clients delivers investment products to UK Retail Banking. Private Clients also includes the closed life assurance activities.

International
International provides a range of banking services, including current accounts, savings, investments, mortgages and consumer loans to personal and corporate customers across Spain, Portugal, France, Italy, the Caribbean, Africa and the Middle East. International also includes the results of the FirstCaribbean business, accounted for as an associated undertaking.

Barclaycard
Barclaycard is a multi-brand credit card and consumer lending business with an increasing international presence and is one of the leading credit card businesses in Europe.

In the UK, Barclaycard operates the Barclaycard branded credit cards, Barclays branded consumer loans – particularly Barclayloan – and also comprises FirstPlus, Clydesdale Financial Services and Monument credit cards.

Outside the UK, Barclaycard International is active in the United States, Germany, Spain, Greece, Italy, Portugal, Republic of Ireland and across Africa. The acquisition of the US credit card issuer, Juniper Financial Corporation, was completed on 1st December 2004. Juniper provides a platform for the expansion of Barclaycard’s international business into the US credit card market.

Barclaycard Business processes card payments for retailers and merchants and issues cards to corporate customers.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International, to leverage their distribution capability.

Barclays Capital
Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

The Barclays Capital business model focuses on a broad span of financing and risk management services. It services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate and commodity risks, through to providing technical advice and expertise.

Activities are primarily divided between two areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets sales, trading and research, prime brokerage and equity related activities; and Credit, which includes origination, sales, trading and research relating to loans, debt capital markets, structured capital markets, commercial mortgage backed securities, private equity and large asset leasing.

Business Description

Barclays Global Investors
Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products, including hedge funds. BGI also provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global product leader in Exchange Traded Funds (iShares), with over 100 funds for institutions and individuals trading in ten global markets. BGI’s investment philosophy is founded on managing all dimensions of performance with a consistent focus on controlling risk, return and cost.

Head Office Functions and Other Operations
Head office functions comprise all the Group’s central costs, including the following areas that fall within Central Support: Executive Management, Finance, Treasury, Marketing, Communications, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Tax, Compliance and Risk. Costs incurred wholly on behalf of the business units are recharged to them.

Transition Businesses comprise discontinued South American and Middle Eastern corporate banking businesses and other centrally managed Transition Businesses. These non-core relationships are managed separately with the objective of maximising the recovery from the assets concerned.

Central items include internal fees charged by Barclays Capital for structured capital markets activities, income from the management of the Group’s operational premises, property related services and other central items including activities which support the operating business.

Competition and Outlook
The Barclays Group operates in a number of highly competitive environments. Competitors include other banks, brokerage firms, investment banking companies, credit card companies, mortgage companies, leasing companies, and a variety of other financial services and advisory companies.

The UK market remains highly competitive and innovative. Competition comes both from incumbent players and new market entrants. The landscape is expected to remain highly competitive in all our businesses. Barclays remains at the forefront of market innovation to introduce new propositions to the market, and we are confident that the Group’s portfolio of businesses, combined with a focus on improving franchise health and the continued application of value-based management principles, will stand the Group in good stead to meet the challenges ahead.

The recent growth in the UK economy may weaken in the short term, driven by a cooling in the consumer market in response to a more subdued housing market and also by a weaker international economy. The US economy is expected to be more subdued, partly because of oil price strength but also because of the need to resolve imbalances in the economy, in particular the federal and current account deficits. This may have important implications for growth, interest rates and exchange rates around the world, and particularly for Continental Europe, where growth has been dependent on exports.

The financial services industry has undergone consolidation in recent years, as companies involved in a broad range of financial services have merged, and this is expected to continue. This consolidation could result in competition becoming more intense, as firms continue to compete with companies that may be larger, better capitalised or have stronger local presences in certain geographies.

Supervision and Regulation
Barclays is an international financial services group involved primarily in Banking, Investment Banking and Asset Management, and has operations in some 60 countries. The Group’s operations, including its overseas offices subsidiary and associated undertakings, are subject to rules and regulations, including reserve and reporting requirements and conduct of business requirements imposed by the relevant central banks and regulatory authorities.

In the UK, the Financial Services Authority (FSA) is the independent body responsible for the regulation of deposit taking, life insurance and investment business. From 31st October 2004, the FSA assumed responsibility for the regulation of mortgage lending, sales and administration and from 14th January 2005, for the sale and administration of general insurance contracts. The FSA was established by the Government and it exercises statutory powers under the Financial Services and Markets Act 2000 (FSMA).

Barclays Bank PLC is authorised by the FSA to carry on a range of regulated activities within the UK and is subject to consolidated supervision. In its role as supervisor, the FSA is seeking to ensure the safety and soundness of financial institutions with the aim of strengthening, but not guaranteeing, the protection of customers.

The FSA’s continuing supervision of financial institutions authorised by it is conducted through a variety of regulatory tools, including the collection of information from statistical and prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy.

Under the FSA’s risk-based approach to supervision, the starting point for the FSA’s supervision of all financial institutions is based on a systematic analysis of the risk profile for each authorised firm. The FSA has adopted a homogeneous risk, processes and resourcing model in its approach to its supervisory responsibilities (known as the ARROW model) and the results of the risk assessment are used by the FSA to develop a risk mitigation programme for a firm. The FSA also promulgates requirements that banks and other financial institutions are required to meet on matters such as capital adequacy (see Capital ratios on pages 100 and 101), limits on large exposures to individual entities and groups of closely connected entities, and liquidity.

Banks, insurance companies and other financial institutions in the UK are subject to a single financial services compensation scheme (the Financial Services Compensation Scheme) where an authorised firm is unable or is likely to be unable to meet claims made against it due to its financial circumstances. Different levels of compensation are available to eligible claimants depending upon whether the protected claim is in relation to a deposit, a contract of insurance or protected investment business. The manager of the Scheme is able to make an offer of compensation or, in respect of insurance contracts, offer to continue cover or provide assistance to an insurance undertaking to

Barclays PLC Annual Report 2004

allow it to continue insurance business in accordance with the rules of the Scheme. Most deposits made with branches of Barclays Bank PLC within the European Economic Area (EEA) which are denominated in sterling or other EEA currencies (including the euro) are covered by the Scheme. Most claims made in respect of designated investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state. The Scheme establishes the maximum amounts of compensation payable in respect of protected claims: for eligible protected deposit claims, this is £31,700 (100% of the first £2,000 and 90% of the next £33,000) and for protected investment business, this is £48,000 (100% of the first £30,000 and 90% of the next £20,000). There is no maximum limit for protected insurance claims. The first £2,000 of a valid claim is paid in full together with 90% of the remaining loss.

Outside of the UK, the Group has operations (and main regulators) located in continental Europe in particular, France, Germany, Spain, Portugal and Italy (local central banks and other regulatory authorities); Asia Pacific (various regulatory authorities including the Hong Kong Monetary Authority, the Japanese FSA and the Monetary Authority of Singapore); Africa, where the Group’s operations are headquartered in Johannesburg, South Africa (The South African Reserve Bank) and the United States of America (the Federal Reserve Board and the Securities and Exchange Commission).

In the United States, Barclays PLC, Barclays Bank PLC and certain US subsidiary undertakings, branches and agencies of the Bank are subject to a comprehensive regulatory structure, involving numerous statutes, rules and regulations, including the International Banking Act of 1978, the Bank Holding Company Act of 1956, as amended, the Foreign Bank Supervision Enhancement Act of 1991 and the USA PATRIOT Act of 2001. Such laws and regulations impose limitations on the types of businesses, and the ways in which they may be conducted, in the United States and on the location and expansion of banking business there. The Bank’s operations are subject to extensive federal and state supervision and regulation by the Federal Reserve Board (FRB), the State of New York Banking Department (NYSB) and the Office of the Comptroller of the Currency (OCC). The deposits of Barclays Bank PLC branch are insured by the FDIC and subject to its regulations. The Investment Banking and Asset Management operations are subject to ongoing supervision and regulation by the Securities and Exchange Commission (SEC) as well as a comprehensive scheme of regulation under the US federal securities laws, as enforced by, for example, the National Association of Securities Dealers (NASD) and the OCC.

The UK has implemented the various requirements imposed by the European Union Directives on such matters as the carrying on the business of credit institutions and investment firms, capital adequacy, own funds and large exposures. These form part of the European Single Market programme, an important feature of which is the framework for the regulation of authorised firms. This framework is designed to enable a credit institution or investment firm authorised in one European Union member state to conduct banking or investment business through the establishment of branches or by the provision of services on a cross-border basis in other member states without the need for local authorisation. A number of other European Community Directives are being introduced, for example the Market Abuse Directive and the Markets in Financial Instruments Directive

which once in effect, will further shape and influence the UK regulatory agenda. Formal consultation is a key aspect of the UK Government’s reform programme and the Group has been reviewing and, where relevant, commenting on proposals both directly and through industry associations.

The Basel Committee on Banking Supervision and the European Commission have also issued a revised framework for the allocation of regulatory capital for credit risk and to introduce a capital adequacy requirement for operational risk. These bodies recognise that a more sophisticated approach is required to address both financial innovation and the increasingly complex risks faced by financial institutions. The revised Basel Capital Accord and the EU Capital Requirements Directive are expected to be phased in from the end of 2006.

Recent Developments
As announced on 23rd September 2004, Barclays is in discussion with Absa Group Limited (‘Absa’), a leading South African bank, in connection with a possible partial offer for a majority stake in Absa. A due diligence exercise has been completed and Barclays has submitted applications to the South African regulators to approve the possible transaction. It is not known how long the approval process will take. The discussions may or may not lead to an offer being made.

On 20th January 2005 Barclays announced that it had made an offer to acquire the wealth business of ING Securities Bank (France), consisting of ING Ferri and ING Private Banking, subject to consultation with employee representative bodies and finalising terms.

On 3rd February 2005, Barclays announced its plans to consolidate its core general insurance business from two suppliers to one and that discussions are well advanced with Norwich Union to provide services across the home, motor and travel insurance portfolio. Barclays also announced that it has agreed in principle to purchase 90% of Gresham Insurance from Legal & General. Barclays currently owns the remaining 10%. At the same time negotiations are under way for the sale of Gresham Insurance to Norwich Union.

On 4th February 2005, Barclays announced it had signed an agreement with ForeningsSparbanken (also known as Swedbank) to form a joint venture to provide credit cards in the Nordic market, subject to confirmatory due diligence and regulatory approvals.

On 17th February 2005, BSkyB and Barclaycard signed an agreement to launch a Sky-branded credit card which will be fully integrated with interactive television.

Financial review

Overview

Introduction
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. Operating in over 60 countries and employing over 78,000 people, we move, lend, invest and protect money for over 18 million customers and clients worldwide.

Our business is affected by global economic conditions generally and particularly by conditions in the UK. The UK economy was stronger in 2004 than 2003, with the economy growing at more than 3%. There was some repositioning away from the consumer towards corporate investment and government spending. The US economy sustained strong growth in 2004 whilst the Eurozone economy achieved some recovery in its rate of growth from its level of 2003.

As a financial services group domiciled in the UK, the majority of our earnings arise from the UK. Nonetheless with our global businesses and our international activities we believe that our diverse portfolio provides a broad spread of earnings capabilities and offers greater resilience against exogenous events in any single business or geography.

The profitability of Barclays businesses could be adversely affected by a worsening of general economic conditions in the UK or abroad. Factors such as the liquidity of the global financial markets, the level and volatility of equity prices and interest rates, investor sentiment, inflation, and the availability and cost of credit, could significantly affect the activity level of customers. A continued market downturn would likely lead to a decline in the volume of transactions that Barclays executes for its customers and, therefore, lead to a decline in the income it receives from fees and commissions. In addition, changes in interest rate levels, yields curves and spreads may affect the interest rate margin realised between lending and borrowing costs.

Continuous focus on improvements in productivity provides the ability to respond flexibly to any pressure to income growth, which would help offset the impact on overall profitability.

Key drivers underpinning the financial performance are detailed in the subsequent pages of the ‘Financial review’ section. These include, for net interest income, the volume and rate of growth of asset and liability balances, together with the margin on these balances. Non-interest income is driven primarily by net fees and commissions, although it also includes dealing profits and other operating income.

The principal drivers of expenses are staffing levels and their associated costs, including performance related expenditure, and the level of strategic investment spend.

Provisions are driven by the quantity and quality of lending and reflect the condition of the credit environment.

In addition to the risk factors outlined on pages 28 and 29, other potential impacts on Barclays profitability are the consequences of potential regulation or legislation.

Goals
Barclays primary focus is to deliver superior value to its shareholders. To achieve this we use an operating philosophy, the principles of value-based management (VBM), to develop strategy, allocate resources and manage performance.

In applying VBM principles, Barclays has developed a disciplined fact-based approach to strategy development and business planning, which aims to build sustainable competitive advantage. Individual businesses generate alternative business strategies to facilitate the selection of the most appropriate value-maximising option, in order to achieve profitable growth in all our businesses.

We use performance goals as an integral part of our VBM disciplines. These are designed to stretch the thinking and ambition of our businesses. Goals have been set for four-year periods to align with the planning processes described above. In 2004, we announced new performance cycle goals for the 2004 to 2007 period.

The primary goal remains to achieve top quartile total shareholder return (TSR) relative to a peer group of 11 other UK and international financial services institutions. TSR is defined as the value created for shareholders through share price appreciation, plus reinvested dividend payments.

The TSR peer group is reviewed annually to ensure it aligns with our business mix and the scale of our ambition. The peer group for 2004 was: ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Royal Bank of Scotland and UBS. For 2005 the peer group is unchanged.

For the first year of the new goal period, from 31st December 2003 to 31st December 2004, Barclays was positioned first within its peer group, thereby achieving its primary goal of top quartile TSR performance.

In addition, a secondary goal of economic profit (EP) is used to support the pursuit of top quartile TSR. The strategies we follow and the actions we take are aligned to value creation for all stakeholders. Since the introduction of VBM, Barclays has used EP as its key internal financial measure, to support the achievement of our primary top quartile TSR goal. Barclays uses EP, a non-GAAP measure, as a key indicator of performance because it believes that it provides important discipline in decision making. Barclays believes that EP encourages both profitable growth and the efficient use of capital. More information on the reconciliation of EP to profit before tax can be found on page 226.

We believe that, given current and expected market conditions, a compound annual growth rate in EP in the range of 10% to 13%, which would translate into cumulative EP generation of £7.3bn to £7.8bn, will be required to deliver top quartile TSR over the 2004-2007 goal period. In the first year of the new performance goal period, from 31st December 2003 to 31st December 2004, EP amounted to £1.9bn, and was well ahead of plan.

We will continue to report progress against goals on a regular basis.

Barclays PLC Annual Report 2004

Financial Performance 20041
The Group’s profit before tax in 2004 increased 20% (£758m) to £4,603m (2003: £3,845m). Operating income increased 12% (£1,534m) to £13,945m (2003: £12,411m) whilst operating expenses rose 15% (£1,091m) to £8,350m (2003: £7,253m). Restructuring costs amounted to £199m (2003: £209m). Goodwill amortisation was £299m (2003: £265m). Provisions for bad and doubtful debts fell 19% to £1,091m (2003: £1,347m). Earnings per share rose 21% to 51.2p (2003: 42.3p). Dividends per share rose 17% to 24p (2003: 20.5p). Return on average shareholders’ funds was 19%. Economic profit was up 32%, well ahead of our goal and a reflection of tight capital management as well as good business performance.

Non-performing loans decreased by £320m to £3,985m. Potential problem loans decreased by £571m to £756m. Coverage of non-performing loans decreased from 71.5% to 70.4% while the coverage of potential credit risk loans increased from 54.6% to 59.2%.

Our capital position remained healthy. Shareholders’ funds increased by £1,043m primarily due to profit retention. Total assets increased by £79bn to £522bn. Weighted risk assets increased by £30bn (16%) up to £219bn. The tier 1 capital ratio decreased from 7.9% to 7.6% and the Total risk asset ratio decreased from 12.8% to 11.5%.

Business Performance
There was good growth in profit before tax across all our business divisions with momentum in the core UK businesses and in our global product businesses. Our increasingly diverse and distinctive business mix is well positioned for future growth.

UK Banking grew profit before tax by 9%, driven primarily by a very strong performance in UK Business Banking, where profit before tax was up 19%, and broadly flat profit before tax performance in UK Retail Banking.

UK Business Banking performed strongly with good income growth, up 8%, tight cost management and very good risk management accentuated by one large recovery.

In UK Retail Banking the focus in 2004 was on restructuring the business which included adding additional customer facing staff, upgrading branch management and investing in technology. There were encouraging signs of progress in 2004 with good balance growth in current accounts, premier and small business but a weaker contribution from mortgages where the effect of a decline in the back book, rising base rates and a fall in early redemption income impacted performance. Costs increased 3% with almost half of the increase attributable to the new regulatory environment, particularly in the mortgage and general insurance businesses. Provisions fell 44%, reflecting the overall quality of the loan portfolio but also the release of provisions in the mortgage business.

Profit before tax in Private Clients and International was up 60%. The improved performance in this division reflected the benefits of prior year investments (organic and non-organic) helped by stronger markets. This included a significantly improved performance from the closed life assurance activities.

Profit before tax in Private Clients, for the ongoing business, increased 42% benefiting from strong income growth and good cost control. The integrations of Charles Schwab Europe and the Gerrard business progressed well. In International, profit before tax increased by 14%. This represented good progress across all geographies: Africa; Spain; Portugal; France; Italy; and the Caribbean. The merging of Banco Zaragozano with Barclays Spain to create one Spanish business is well ahead of schedule and there has been a very good response amongst the Banco Zaragozano network to Barclays products.

Barclaycard delivered profit before tax growth of 5% in a year where volume growth more than compensated for the impact of successive interest rate rises and intense competition. Income growth was 6%. There was a high level of investment in both the UK business and internationally, managed within cost growth of 6%. Performance was strong in our multi-branded business such as Monument and First Plus. Barclaycard International delivered a profit of £8m (2003: £4m) despite absorbing significant ongoing investment. The acquisition of Juniper was an important strategic move into the US credit card market.

Barclays Capital had another record year, with profit before tax up 25%. Income grew by 24%, reflecting the return on investment in prior years. Client activity was up sharply, leading to good volume growth in both primary and secondary markets. A significant level of investment for future revenue growth was funded by the business and reflected in costs which grew 37%. Approximately 50% of the cost base is variable and despite accelerating the pace of growth, income per head remained broadly flat.

Barclays Global Investors (BGI) had another excellent year with profit before tax up 85%. Profits have more than quadrupled during the last three years. Income grew 33% and assets under management were £709bn (2003: £598bn). BGI continued to diversify its product range and in particular made significant advances in the exchange traded funds (iShares) where it is the market leader.

Capital Strength
Our capital position and strong credit rating are sources of competitive advantage. At the end of 2004, our risk asset ratio was 11.5%, and our tier 1 capital ratio was 7.6%. This strong capital position enhances our ability to pay dividends and invest confidently in business growth. When we look at the balance sheet, we focus capital management on five areas: maintaining our double A credit rating; generating sufficient capital to support weighted risk asset growth in the business; financing corporate activity, delivering dividend growth; and using share buy-backs to manage any excess capital. In 2004 we bought back almost £700m of stock.

[1]	The analysis of results by business includes goodwill amortisation. This differs from the announcement of results dated 10th February 2005, where the analysis of results by business excludes goodwill amortisation.

Financial review

Critical accounting estimates

Critical Accounting Estimates
UK accounting standards require that the Group adopt the accounting policies and estimation techniques that the Directors believe are most appropriate in the circumstances for the purpose of giving a true and fair view of the Group’s state of affairs, profit and cash flows. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results. The accounting policies and estimation techniques to be used in the 2005 consolidated accounts will be impacted by the conversion to International Financial Reporting Standards, as discussed on pages 115 and 116.

The following are estimates which are considered to be the most complex and involve significant amounts of management valuation judgements, often in areas which are inherently uncertain.

Bad and Doubtful Debts
The estimation of potential credit losses is inherently uncertain and depends upon many factors, including general economic conditions, changes in individual customer’s circumstances, structural changes within industries that alter competitive positions, and other external factors such as legal and regulatory requirements and other governmental policy changes.

Specific provisions are raised when the Group considers that the creditworthiness of a borrower has deteriorated such that the recovery of the whole or part of an outstanding advance is in serious doubt.

For larger accounts this is usually done on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account, for example, the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. Subjective judgements are made in this process that may vary from person to person and team to team. Furthermore, judgements change with time as new information becomes available or as workout strategies evolve, resulting in frequent revisions to the specific provisions as individual decisions are taken, case by case.

Within the retail and small businesses portfolios which are comprised of large numbers of small homogeneous assets, statistical techniques are used to raise specific provisions on a portfolio basis, based on historical recovery rates. These statistical analyses use as primary inputs the extent to which accounts in the portfolio are in arrears and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. The models are updated from time to time. However, experience suggests that the models are reliable and stable, stemming from the very large numbers of accounts from which the model building information is drawn. These models do not contain judgemental inputs, but judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised.

General provisions are raised to cover losses which are known from previous historical experience to be present in loans and advances at the balance sheet date, but which have not yet been specifically identified. These provisions are adjusted at least half-yearly by an appropriate charge or release of general provision based on statistical analyses, other information about customers and judgements by management and the Board.

In outline, the statistical analyses are performed on a portfolio basis as follows: For larger accounts, gradings are used to rate the credit quality of borrowers. Each grade corresponds to an expected default frequency and is calculated by using statistical methodologies and expert judgement. To ensure that the result is as accurate as possible, several different sources may be used to rate a borrower (e.g. internal model, external vendor model, ratings by credit rating agencies and the knowledge and experience of the credit officers). The general provision also takes into account the expected severity of loss at default, i.e. the amount outstanding when default occurs that is not subsequently recovered. Recovery is usually substantial and depends, for example, on the level of security held in relation to each loan, and the Bank’s position relative to other claimants. Also taken into account is the expected exposure at default. Both loss given default and exposure at default are statistically derived values.

For the large numbers of retail accounts, the approach is in principle the same as for the corporate and business accounts. However, individual consideration of accounts is not practicable, and statistical methodologies are used to assess the loss in portfolios of accounts.

The general provision also includes a specifically identified element to cover country transfer risk calculated on a basis consistent with the overall general provision calculation.

In establishing the level of the general provision, management judgement is applied to the results of the statistical analyses. This is applied at business level where management takes account of the quality of the statistical analyses and the relevance of historical data used in the analyses to individual or groups of customers, current information, and the general economic and environmental factors mentioned above.

Further information on credit risk provisioning is set out on page 43.

Fair Value of Financial Instruments
Some of the Bank’s financial instruments are carried at fair value, including derivatives and debt securities held for trading purposes.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Financial instruments entered into as trading transactions, together with any associated hedging, are measured at fair value and the resultant profits and losses are included in dealing profits, along with interest and dividends arising from long and short positions and funding costs relating to trading activities. Assets and liabilities resulting from gains and losses on derivative and foreign exchange contracts are reported gross in other assets or liabilities, reduced by the effects of qualifying netting agreements with counterparties.

Barclays PLC Annual Report 2004

Financial instruments are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using financial markets pricing models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. Most market parameters are either directly observable or are implied from instrument prices. However, where no observable price is available then instrument fair value will include a provision for the uncertainty in the market parameter based on sale price or subsequent traded levels.

The calculation of fair value for any financial instrument may require adjustment of quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used), hedging costs not captured in pricing models and adjustments to reflect the cost of exiting illiquid or other significant positions. The process of calculating fair value on illiquid instruments or from a valuation model may require estimation of certain pricing parameters, assumptions or model characteristics. These estimates are calibrated against industry standards, economic models and observed transaction prices. Changes to assumptions or estimated levels can potentially impact the fair value of an instrument as reported. The valuation model used for a particular instrument, the quality and liquidity of market data used for pricing, other fair value adjustments not specifically captured by the model, market data and assumptions or estimates in these are all subject to internal review and approval procedures and consistent application between accounting periods. Under US GAAP the unrealised gain or loss at the inception of a derivative contract is not recognised in the profit and loss account unless obtained using observable market data.

Certain financial instruments which are held on an accruals basis under UK GAAP are required to be measured at fair value under US GAAP. The Group does not manage its business with regard to reported trends on a US GAAP basis. Fair value adjustments to net income or other comprehensive income under US GAAP in current or past periods are not necessarily indicative of the magnitude or direction of such adjustments in subsequent periods.

The fair value of financial instruments is provided in Note 38 on pages 166 and 167.

Goodwill
Determining the period over which to amortise goodwill, where amortisation is applicable under GAAP, requires the assessment of its useful economic life. This assessment involves making judgements over the nature of the acquired business, the economic environment in which it operates and the period of time over which the value of the business is expected to exceed the values of net assets. As a starting point, businesses acquired which operate in more volatile economic environments, such as emerging markets, are considered to have a useful economic life of five years, in other cases 20 years is generally used.

Management also have to consider at least annually whether the current carrying value of goodwill is impaired. This is particularly important under US GAAP where goodwill is not being amortised. The first step of the impairment review process requires the identification of independent operating units, by dividing the Group business into as many largely independent income streams as is reasonably practicable. The goodwill is then allocated to these independent operating units. The first element of this allocation is based on the areas of the business expected to benefit from the synergies derived from the acquisition. The second element reflects the allocation of the net assets acquired and the difference between the consideration paid for those net assets and their fair value. This allocation is reviewed following business reorganisation. The carrying value of the operating unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competition activity, regulatory change) into consideration. In the absence of readily available market price data this calculation is usually based upon discounting expected cash flows at the Group’s cost of equity, the determination of both of which requires the exercise of judgement.

Pensions
The Group provides pension plans for employees in most parts of the world. Arrangements for staff retirement benefits vary from country to country and are made in accordance with local regulations and customs. For defined contribution schemes, the pension cost recognised in the profit and loss account represents the contributions payable to the scheme. The majority of UK staff are members of The Barclays Bank UK Retirement Fund (the UK Fund) which comprises four sections. These are a defined benefit scheme (the 1964 Pension Scheme) and a defined contribution scheme (the Retirement Investment Scheme), which are both now closed to new members, a hybrid scheme, afterwork, and a defined contribution scheme, the Pension Investment Plan. The pension cost for these schemes is assessed in accordance with the advice of a qualified actuary, using the projected unit method. Variations from the regular cost are allocated over the expected average service lives of current employees. Provisions for pensions arise when the profit and loss account charge exceeds the contribution to the scheme as a result of actuarial valuations. These provisions will be eliminated over the estimated service lives of the employees.

In determining this cost the actuarial value of the assets and liabilities of the scheme are calculated, modelling their future growth, based on key assumptions agreed by management. The main financial assumptions used in the actuarial valuations, as the basis of calculation of the 2004 pension charge/credit relate to inflation, rate of increase in salaries, rate of increase for pensions in payment and deferred pensions, and rate used to discount scheme liabilities. There is an acceptable range in which these assumptions can validly fall. If different assumptions within that range had been chosen, the cost recognised in the accounts could be significantly altered. The approach taken to calculating the pension charge in the accounts for the 1964 Pension Scheme is to take assets and liabilities at market value with effect from 1st January 2004.

Financial review
Critical accounting estimates

The principal financial assumptions used to derive the pensions charge for 2004 were as follows:

Price inflation	2.75%
Pension increases	2.75%
Earnings growth	4.25%
afterwork Credit Account revaluation rate	3.75%
Return on future investments:
1964 Scheme	7.0%
afterwork	6.75%
Discount rate for assessing accrued liabilities:
1964 Scheme	6.6%
afterwork	6.75%

In calculating the pension expense for the UK schemes and in determining the expected rate of return, the Group uses the value of assets at the start of the year. The UK Schemes’ assets were allocated 48% to equities, 12% to corporate bonds, 18% to UK gilts, 10% to property and 12% to other investments at 31st December 2004 and 49% to equities, 11% to corporate bonds, 20% to UK gilts, 9% to property and 11% to other investments at 31st December 2003. The year-end allocations are within the schemes’ target ranges.

Shareholders’ Interest in the Retail Long-term Assurance Fund
Changes in the net present value of the profits inherent in the in-force policies of the retail long-term assurance fund are included in the profit and loss account. In estimating the net present value of the profits inherent in the in-force policies, the calculations use assumed economic parameters (future investment returns, expense inflation and risk discount rate), taxation, mortality, persistency, expenses and the required levels of regulatory and solvency capital. The returns on fixed interest investments are set to market yields at the period end. The returns on UK and overseas equities and property are set relative to fixed interest returns. The expense inflation assumption reflects long-term expectations of both earnings and retail price inflation.

The risk discount rate is set to market yields on Government securities plus a margin to allow for the risks borne. The mortality, persistency and expense assumptions are chosen to represent best estimates of future experience and are based on current business experience. As with the pension calculation, there is an acceptable range in which these estimates can validly fall, and the income recognised in the accounts could be significantly altered if different estimates had been chosen.

Tax
The taxation charge in the accounts for amounts due to fiscal authorities in the various territories in which the Group operates includes estimates based on a judgement of the application of law and practice in certain cases to determine the quantification of any liability arising. In arriving at such estimates, management assesses the relative merits and risks of the tax treatment assumed taking into account statutory, judicial and regulatory guidance and, where appropriate, external advice.

All of the Group’s significant accounting policies, including those mentioned above, and information about the estimation techniques used to enable the accounting policies to be applied, are set out on pages 110 to 116.

Barclays PLC Annual Report 2004

Financial review

Results by nature of income and expense

Results by Nature of Income and Expense

Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on pages 115 and 117.

Net interest income

	2004	2003	2002
	£m	£m	£m

Interest receivable	13,665	12,427	12,044
Interest payable	(6,823)	(5,823)	(5,839)

	6,842	6,604	6,205

Group net interest margin(a)

	2004	2003	2002
	%	%	%

Group	2.59	2.61	2.75
Domestic	3.48	3.64	3.61
International	0.81	0.77	0.96

Note
(a)	Domestic business is conducted primarily in the UK in Sterling. International business is conducted primarily in foreign currencies. In addition to the business carried out by overseas branches and subsidiaries, some international business is transacted in the UK. Interest margin is net interest income as a percentage of average interest earning assets.

The margins shown above exclude non-margin related items, including profits and losses on the repurchase of loan capital and the unwinding of the discount on vacant leasehold property provisions.

Group net interest income increased 4% (£238m) to £6,842m (2003: £6,604m), reflecting growth in balances which more than offset a 2 basis points fall in the Group net interest margin to 2.59%.

The Group net interest margin of 2.59% (2003: 2.61%) includes 0.42% (2003: 0.48%) arising from the benefit of free funds. A component of the benefit of free funds is the structural hedge against short-term interest rate movements. The contribution of the structural hedge has decreased to 0.12% (2003: 0.19%) largely due to the impact of higher short-term interest rates.

Group average interest earning assets increased £11bn to £264bn (2003: £253bn). Domestic average interest earning assets increased £14bn to £176bn (2003: £162bn). This reflected increases across the businesses. International average interest earning assets remained broadly stable at £88bn (2003: £90bn).

The domestic net interest margin fell 16 basis points to 3.48% (2003: 3.64%). This was attributable to the margin pressure in the mortgage business, the impact of base rate rises during the year, higher funding costs, increased promotional balance transfer activity in the cards business and the impact of the structural hedge. This was partially offset by increased margins in retail savings, Business Banking loans and Barclays Capital banking activities. Margins in other areas remained broadly stable.

The international net interest margin increased by 4 basis points to 0.81% (2003: 0.77%) largely due to a change in the mix of both assets and liabilities in Barclays Capital banking activities.

The Group net interest margin was impacted by the factors described above with the reduction largely mitigated by an increase in the proportion of domestic interest earning assets.

Net interest income in 2003 increased by 6% to £6,604m (2002: £6,205), reflecting growth in the average interest earning assets by 12% to £253bn. This was primarily due to a £4bn increase in UK mortgage balances and £18bn increase in debt securities holdings.

In 2003, overall banking margins were 14 basis points down on 2002 to 2.61%. The adverse impact on the margin was largely due to an increase in higher quality assets in Barclays Capital, the conversion to associate status of the Caribbean business, a change in the currency mix of the portfolio and the general fall in global interest rates.

Prevailing average interest rates

	2004	2003	2002
	%	%	%

United Kingdom:
Barclays Bank PLC base rate	4.38	3.69	4.00
London Inter-Bank Offered Rate (LIBOR): three-month Sterling	4.64	3.74	4.06
three-month US dollar	1.62	1.21	1.80
United States prime rate	4.34	4.12	4.68

Financial review

Average balance sheet

Average balance sheet and net interest income (year ended 31st December)

	2004			2003			2002
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	£m	£m	%	£m	£m	%	£m	£m	%

Assets
Treasury bills and other eligible bills:
in offices in the United Kingdom	1,786	68	3.8	4,048	121	3.0	4,496	158	3.5
in offices outside the United Kingdom	1,988	63	3.2	1,222	66	5.4	960	66	6.9
Loans and advances to banks:
in offices in the United Kingdom	18,431	691	3.7	14,012	574	4.1	12,560	561	4.5
in offices outside the United Kingdom	3,689	93	2.5	4,272	108	2.5	5,535	161	2.9
Loans and advances to customers:
in offices in the United Kingdom	143,643	8,801	6.1	135,373	7,804	5.8	126,306	7,712	6.1
in offices outside the United Kingdom	28,486	1,262	4.4	26,323	1,136	4.3	25,896	1,132	4.4
Lease receivables: in offices in the United Kingdom	5,562	252	4.5	4,520	215	4.8	4,245	209	4.9
in offices outside the United Kingdom	369	21	5.6	265	19	7.2	222	15	6.8
Debt securities: in offices in the United Kingdom	51,508	2,077	4.0	58,435	2,174	3.7	40,115	1,790	4.5
in offices outside the United Kingdom	8,624	337	3.9	4,267	210	4.9	4,843	240	5.0

Average assets of banking business	264,086	13,665	5.2	252,737	12,427	4.9	225,178	12,044	5.3
Average assets of trading business	295,304	7,195	2.4	189,446	5,001	2.6	160,647	4,372	2.7

Total average interest earning assets	559,390	20,860	3.7	442,183	17,428	3.9	385,825	16,416	4.2
Provisions	(2,907)			(2,796)			(2,808)
Non-interest earning assets	68,396			53,428			46,753

Total average assets and interest income	624,879	20,860	3.3	492,815	17,428	3.5	429,770	16,416	3.8

Percentage of total average assets in offices outside the United Kingdom	27.8%			26.6%			27.2%

Average interest earning assets and net interest income:
Banking business	264,086	6,844	2.6	252,737	6,606	2.6	225,178	6,188	2.7
Trading business	295,304	(219)	(0.1)	189,446	68	–	160,647	75	–
Non margin interest		(2)	–		(2)	–		17	–

Total average interest earning assets and net interest income	559,390	6,623	1.2	442,183	6,672	1.5	385,825	6,280	1.6

Total average interest earning assets related to:
Interest income		20,860	3.7		17,428	3.9		16,416	4.2
Interest expense		(14,235)	(2.5)		(10,754)	(2.4)		(10,153)	(2.6)
Adjustment for non margin interest		(2)	–		(2)	–		17	–

		6,623	1.2		6,672	1.5		6,280	1.6

Barclays PLC Annual Report 2004

Average balance sheet and net interest income (year ended 31st December)

	2004			2003			2002
	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate
	£m	£m	%	£m	£m	%	£m	£m	%

Liabilities and shareholders’ funds
Deposits by banks:
in offices in the United Kingdom	46,669	1,225	2.6	40,959	993	2.4	31,880	987	3.1
in offices outside the United Kingdom	16,610	310	1.9	10,100	184	1.8	8,908	200	2.2
Customer accounts – demand deposits:
in offices in the United Kingdom	20,829	310	1.5	18,788	170	0.9	16,260	164	1.0
in offices outside the United Kingdom	3,317	31	0.9	3,497	48	1.4	1,846	27	1.5
Customer accounts – savings deposits:
in offices in the United Kingdom	47,583	1,325	2.8	45,565	999	2.2	41,722	982	2.4
in offices outside the United Kingdom	1,117	21	1.9	813	26	3.2	1,262	32	2.5
Customer accounts – other time deposits – retail:
in offices in the United Kingdom	34,518	1,306	3.8	35,228	1,171	3.3	40,075	1,303	3.3
in offices outside the United Kingdom	4,526	118	2.6	3,678	103	2.8	5,479	139	2.5
Customer accounts – other time deposits – wholesale:
in offices in the United Kingdom	58,023	1,798	3.1	57,364	1,634	2.8	35,607	1,175	3.3
in offices outside the United Kingdom	13,262	342	2.6	8,193	247	3.0	7,959	231	2.9
Debt securities in issue:
in offices in the United Kingdom	32,303	1,052	3.3	34,811	949	2.7	28,596	1,061	3.7
in offices outside the United Kingdom	17,218	336	2.0	11,906	244	2.0	11,728	339	2.9
Dated and undated loan capital and other subordinated liabilities principally in offices in the United Kingdom	12,740	692	5.4	12,312	684	5.6	11,012	645	5.9
Internal funding of trading business	(72,291)	(2,045)	(2.8)	(58,436)	(1,631)	(2.8)	(42,626)	(1,429)	(3.4)

Average liabilities of banking business	236,424	6,821	2.9	224,778	5,821	2.6	199,708	5,856	2.9
Average liabilities of trading business	305,869	7,414	2.4	191,240	4,933	2.6	162,858	4,297	2.6

Total average interest bearing liabilities	542,293	14,235	2.6	416,018	10,754	2.6	362,566	10,153	2.8
Interest free customer deposits:
in offices in the United Kingdom	15,351			13,819			11,614
in offices outside the United Kingdom	1,294			1,260			2,132
Other non-interest bearing liabilities	48,613			45,392			38,184
Minority and other interests and shareholders’ funds	17,328			16,326			15,274

Total average liabilities, shareholders’ funds and interest expense	624,879	14,235	2.3	492,815	10,754	2.2	429,770	10,153	2.4

Percentage of total average non-capital liabilities in offices outside the United Kingdom	26.7%			23.1%			25.5%

Notes
(a)	Loans and advances to customers and banks include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

(b)	Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

(c)	The average balance sheet does not include the retail life-fund assets attributable to policyholders nor the related liabilities.

(d)	Interest payable on average liabilities of banking business excludes non-margin interest.

Financial review
Average balance sheet

Changes in net interest income – volume and rate analysis

The following tables allocate changes in net interest income between changes in volume and changes in interest rates for the last two years. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. Where variances have arisen from changes in both volumes and interest rates, these have been allocated proportionately between the two.

	2004/2003 Change due			2003/2002 Change due
	to increase/(decrease) in:			to increase/(decrease) in:
	Total			Total
	change	Volume	Rate	change	Volume	Rate
	£m	£m	£m	£m	£m	£m

Interest receivable
Treasury bills and other eligible bills:
in offices in the United Kingdom	(53)	(80)	27	(37)	(15)	(22)
in offices outside the United Kingdom	(3)	31	(34)	–	16	(16)

	(56)	(49)	(7)	(37)	1	(38)

Loans and advances to banks:
in offices in the United Kingdom	117	169	(52)	13	62	(49)
in offices outside the United Kingdom	(15)	(15)	–	(53)	(34)	(19)

	102	154	(52)	(40)	28	(68)

Loans and advances to customers:
in offices in the United Kingdom	997	492	505	92	536	(444)
in offices outside the United Kingdom	126	95	31	4	19	(15)

	1,123	587	536	96	555	(459)

Lease receivables:
in offices in the United Kingdom	37	48	(11)	6	13	(7)
in offices outside the United Kingdom	2	6	(4)	4	3	1

	39	54	(15)	10	16	(6)

Debt securities:
in offices in the United Kingdom	(97)	(270)	173	384	718	(334)
in offices outside the United Kingdom	127	178	(51)	(30)	(28)	(2)

	30	(92)	122	354	690	(336)

Total banking business interest receivable:
in offices in the United Kingdom	1,001	359	642	458	1,314	(856)
in offices outside the United Kingdom	237	295	(58)	(75)	(24)	(51)

	1,238	654	584	383	1,290	(907)

Total trading business interest receivable	2,194	2,605	(411)	629	764	(135)

Total interest receivable	3,432	3,259	173	1,012	2,054	(1,042)

Barclays PLC Annual Report 2004

Changes in net interest income – volume and rate analysis

	2004/2003 Change due			2003/2002 Change due
	to increase/(decrease) in:			to increase/(decrease) in:
	Total			Total
	change	Volume	Rate	change	Volume	Rate
	£m	£m	£m	£m	£m	£m

Interest payable
Deposits by banks:
in offices in the United Kingdom	232	146	86	6	246	(240)
in offices outside the United Kingdom	126	121	5	(16)	25	(41)

	358	267	91	(10)	271	(281)

Customer accounts – demand deposits:
in offices in the United Kingdom	140	20	120	6	24	(18)
in offices outside the United Kingdom	(17)	(2)	(15)	21	23	(2)

	123	18	105	27	47	(20)

Customer accounts – savings deposits:
in offices in the United Kingdom	326	46	280	17	87	(70)
in offices outside the United Kingdom	(5)	8	(13)	(6)	(13)	7

	321	54	267	11	74	(63)

Customer accounts – other time deposits – retail:
in offices in the United Kingdom	135	(24)	159	(132)	(161)	29
in offices outside the United Kingdom	15	22	(7)	(36)	(49)	13

	150	(2)	152	(168)	(210)	42

Customer accounts – other time deposits – wholesale:
in offices in the United Kingdom	164	19	145	459	638	(179)
in offices outside the United Kingdom	95	135	(40)	16	7	9

	259	154	105	475	645	(170)

Debt securities in issue:
in offices in the United Kingdom	103	(72)	175	(112)	203	(315)
in offices outside the United Kingdom	92	104	(12)	(95)	5	(100)

	195	32	163	(207)	208	(415)

Dated and undated loan capital and other subordinated liabilities principally in offices in the United Kingdom	8	23	(15)	39	73	(34)

Internal funding of trading businesses	(414)	(392)	(22)	(202)	(469)	267

Total banking business interest payable:
in offices in the United Kingdom	694	(234)	928	81	641	(560)
in offices outside the United Kingdom	306	388	(82)	(116)	(2)	(114)

	1,000	154	846	(35)	639	(674)

Total trading business interest payable	2,481	2,795	(314)	636	734	(98)

Total interest payable	3,481	2,949	532	601	1,373	(772)

Movement in net interest income
Increase/(decrease) in interest receivable	3,432	3,259	173	1,012	2,054	(1,042)
(Decrease)/increase in interest payable	(3,481)	(2,949)	(532)	(601)	(1,373)	772

	(49)	310	(359)	411	681	(270)
Movement in non-margin interest	–			(19)

	(49)			392

Financial review

Results by nature of income and expense

Net fees and commissions

	2004	2003	2002
	£m	£m	£m

Fees and commissions receivable	5,672	4,896	4,454
Less: fees and commissions payable	(706)	(633)	(529)

	4,966	4,263	3,925

Group net fees and commissions increased 16% (£703m) to £4,966m (2003: £4,263m), reflecting good growth across all businesses.

Fees and commissions receivable rose 16% (£776m) to £5,672m in 2004 (2003: £4,896m) driven by increases in: Barclays Global Investors, reflecting strong income generation across both the active and index businesses; Barclays Capital, with good contributions from origination and advisory activities; and Private Clients, as a result of stronger business volumes and the acquisition of Gerrard. Good growth was also achieved in UK Banking and in Barclaycard.

In 2003, net fees and commissions increased by £338m to £4,263m primarily driven by increases in: Barclays Global Investors, reflecting growth of investment management fees; Barclaycard as a result of higher cardholder activity and good volume growth within the merchant acquiring business and Barclays Capital, with good performances across the Credit businesses.

Dealing profits

	2004	2003	2002
	£m	£m	£m

Rates related business	1,141	909	876
Credit related business	352	145	(43)

	1,493	1,054	833

Almost all the Group’s dealing profits are generated in Barclays Capital.

Dealing profits increased 42% (£439m) to £1,493m (2003: £1,054m), with very strong performances in both the Rates and Credit businesses. This reflected higher volumes of client led activity throughout the year across a broad range of products and the continued benefit of headcount investments to broaden product depth and geographical reach. The very strong growth in the Rates businesses was across equity related activities, foreign exchange and fixed income. The very strong performance in the Credit businesses reflected an increase in the contribution from credit derivatives.

Total foreign exchange income was £520m (2003: £498m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by UK Banking, Private Clients and International and Barclaycard, both externally and within Barclays Capital, is reported in those business units, within fees and commissions.

Dealing profits in 2003 grew 27% to £1,054m (2002: £833m) driven by significant growth in client transaction volumes, particularly in continental Europe. There were strong performances in the Credit business and good contributions from Rates.

Other operating income

	2004	2003	2002
	£m	£m	£m

Net premium income on insurance underwriting	211	264	178
Gain on disposal of investment securities	181	73	58
Income/loss from the long-term assurance business	58	(33)	(51)
Property rentals	9	15	20
Dividend income from equity shares	17	6	7
Other income	168	165	152

	644	490	364

Other operating income increased 31% (£154m) to £644m (2003: £490m).

Net premium income on insurance underwriting decreased 20% (£53m) to £211m (2003: £264m), primarily due to a provision relating to the early termination of contracts.

Gain on disposal of investment securities rose by £108m to £181m (2003: £73m), predominantly due to a number of realisations in the private equity business within Barclays Capital.

Virtually all the Group’s long-term assurance activity is based in the UK and was the main component of the £58m contribution. This included costs of redress for customer claims in respect of endowment policies of £97m (2003: £95m).

Dividend income increased by £11m to £17m (2003: £6m) as a result of a significant dividend received from an investment.

Other income was flat at £168m (2003: £165m). This reflected a reduction of £98m in income, primarily in UK Retail Banking, from the revision of estimated amounts expected to be repaid on banking liabilities. This was offset by realisations on structured capital market transactions.

Other operating income in 2003 increased by 35% (£126m) to £490m (2002: £364m). This was primarily due to premium income on insurance underwriting which rose by £86m to £264m as a result of a good increase from consumer lending activities, a favourable claims experience and a one-off income gain of £43m from an adjustment to insurance reserves.

In addition, profits on disposal of investment securities rose by £15m primarily reflecting realisations in the private equity business within Barclays Capital.

Barclays PLC Annual Report 2004

Administrative expenses – staff costs

	2004	2003	2002
	£m	£m	£m

Salaries and accrued incentive payments	4,043	3,441	3,159
Social security costs	339	278	240
Pension costs	160	180	(27)
Post-retirement health care	22	19	15
Other staff costs	434	377	368

	4,998	4,295	3,755

Staff costs
Staff costs increased by 16% (£703m) to £4,998m (2003: £4,295m).

Salaries and accrued incentive payments rose by 17% (£602m) to £4,043m (2003: £3,441m) principally reflecting increased performance related payments primarily within Barclays Capital and Barclays Global Investors, increased headcount, and the impact of the businesses acquired in 2003.

Pension costs comprise all UK and international pension schemes. Included in the costs is a charge of £103m (2003: £128m) in respect of the Group’s main UK pension schemes.

Staff costs in 2003 were 14% higher than 2002. Salaries and accrued incentive payments increased by 9% reflecting increased performance related payments primarily within Barclays Capital and Barclays Global Investors. Pension costs in 2002 reflected a £72m credit in respect of the Group’s main UK pension schemes.

Staff numbers

	2004	2003	2002

By class of business
UK Banking	41,800	41,000	43,900
UK Retail Banking UK Business Banking	34,400 7,400	34,000 7,000	36,300 7,600
Private Clients & International	19,300	19,000	16,900
Private Clients International	7,200 12,100	6,900 12,100	6,400 10,500
Barclaycard	6,700	6,200	5,600
Barclays Capital	7,800	5,800	5,600
Barclays Global Investors	1,900	2,000	2,000
Head office functions and other operations	900	800	700

Total Group permanent and contract staff worldwide	78,400	74,800	74,700
Temporary and agency staff worldwide	4,300	4,100	3,700

Total including temporary and agency staff	82,700	78,900	78,400

By geographic segments
United Kingdom	60,000	58,000	59,000
Non-United Kingdom	18,400	16,800	15,700

	78,400	74,800	74,700

Staff numbers are shown on a full-time equivalent basis UK permanent and contract staff.

During 2004, staff numbers permanent and contract staff increased by 3,600. The implementation of restructuring programmes resulted in a decrease of 2,100 staff, but this was more than offset by the recruitment of additional staff throughout the Group and 400 staff from the acquisition of Juniper. Significant areas of recruitment were Barclays Capital to support the expansion of their business, and Barclaycard through the growth of Barclaycard International and the addition of front-office staff to improve customer service in Barclaycard UK; and UK Banking, mostly from the recruitment of frontline staff in both UK Retail Banking and UK Business Banking.

Head office functions and other operations includes staff undertaking activities which support and provide central information technology services and their costs are predominantly passed on to the businesses.

In 2003, Private Clients and International staff numbers increased by 3,500 as a result of the acquisition of Charles Schwab Europe, Banco Zaragozano and Gerrard. This increase was partially offset by restructuring initiatives.

UK Retail Banking staff numbers decreased in 2003 by 2,300. 1,400 of this decrease was a result of a number of productivity initiatives.

Administrative expenses – other

	2004	2003	2002
	£m	£m	£m

Property and equipment expenses
Hire of equipment	9	8	12
Property rentals	197	184	180
Other property and equipment expenses	835	793	725

	1,041	985	917
Other administrative expenses
Stationery, postage and telephones	324	311	294
Advertising and market promotion	264	237	238
Travel, accommodation and entertainment	174	145	136
Subscriptions and publications	130	91	86
Sundry losses, provisions and write-offs	185	128	121
Consultancy fees	67	56	85
Professional fees	234	159	161
Other expenses	339	292	274

	1,717	1,419	1,395

	2,758	2,404	2,312

In 2004, administrative expenses – other rose by 15% (£354m) to £2,758m (2003: £2,404m).

Financial review
Results by nature of income and expense

Other administrative expenses increased by 21% (£298m) to £1,717m (2003: £1,419m). This increase reflects increased business activity. Professional costs have increased due to business growth within Barclays Capital, integration of acquisitions and increased outsourcing costs. Increase in subscriptions and publications, travel, accommodation and entertainment primarily reflect business growth across the businesses. Other expenses increased due to new outsourced contracts signed in 2004.

Property and equipment expenses increased by 6% (£56m) to £1,041m (2003: £985m) as a result of increased information technology costs and property repairs and maintenance. Also included is a £23m cost increase relating to the relocation of Barclays headquarters to Canary Wharf.

In 2003, administrative expenses – other rose by 4% (£92m) to £2,404m (2002: £2,312m). This increase reflected increased outsourced processing costs, partially offset by reduced consultancy spend.

Depreciation and amortisation

	2004	2003	2002
	£m	£m	£m

Depreciation
Property depreciation	86	93	93
Equipment depreciation	209	196	210

	295	289	303

Amortisation
Goodwill amortisation	299	265	254

Provisions for bad and doubtful debts

	2004	2003	2002
	£m	£m	£m

Specific charge	1,301	1,320	1,486
General (release)/charge	(210)	27	(2)

	1,091	1,347	1,484

The credit environment both in retail and in corporate and wholesale businesses was relatively benign in 2004. This led to a lower level of potential problem and non-performing loans and lower provision charges.

Overall, the Group provision charge declined 19% to £1,091m (2003: £1,347m). This resulted from a substantial decrease in the corporate and wholesale provisions charge, while the retail provisions charge was steady. As a percentage of average banking loans and advances, the provisions rate fell to 0.54% (2003: 0.73%).

In the corporate and wholesale businesses, non-performing and potential problem loans in total fell by 29% to £2,062m from £2,920m in 2003, reflecting the continuing strong corporate credit environment. The corporate and wholesale provisions charge declined to £284m (2003: £543m). The reduction in the provisions charge included an exceptional recovery of £57m in UK Business Banking.

In retail, non-performing loans and potential problem loans remained steady at £2,679m (2003: £2,712m). The provisions charge in the retail businesses was also steady at £807m (2003: £804m). The provisions charge increased in Barclaycard (the card and unsecured consumer lending business) due to volume growth and the maturation of new customer recruitment. The provisions charge included a release of £40m associated with the UK mortgage business, following a review of the portfolio and the current loss experience.

In 2003 provisions fell 9% (£137m) to £1,347m. Provisions, excluding the impact of Transition Businesses, fell £36m to £1,324m. As a ratio of average banking loans and advances, the Group’s provisions charge improved significantly to 0.73% from 0.85% in 2002.

Business Banking provisions increased broadly in line with portfolio growth. Provisions fell in Barclays Capital reflecting the ongoing improvement in the loan book and the continued recovery in the large corporate credit environment.

Provisions fell in the UK Retail businesses with an improvement in the quality of the loan portfolio and improved risk management. The reduction occurred in the unsecured lending portfolio. Provisions for mortgages remained at a very low rate. Barclaycard provisions increased in line with continued portfolio growth.

Profit/(loss) from joint ventures and associated undertakings

	2004	2003	2002
	£m	£m	£m

(Loss)/profit from joint ventures	(3)	1	(5)
Profit/(loss) from associated undertakings	59	28	(5)

	56	29	(10)

In 2004 and 2003, the profit from associated undertakings primarily relates to the investment in FirstCaribbean.

The profit from FirstCaribbean reflects good operating performance and includes a gain of £28m on the disposal of shares held in Republic Bank Limited.

Exceptional items

	2004	2003	2002
	£m	£m	£m

Profit on disposal of Group and associated undertakings	45	4	8
Loss on termination of Group activities	–	–	(11)

	45	4	(3)

The profit on disposal relates mainly to the disposal of its shareholding in Edotech, an investment in a management buy-out of the former Barclays in-house statement printing operation.

Barclays PLC Annual Report 2004

Tax
The overall tax charge is explained in the following table:

	2004	2003	2002
	£m	£m	£m

Tax charge at average United Kingdom corporation tax rate of 30% (2003: 30%; 2002: 30%)	1,381	1,153	961
Prior year adjustments	(12)	(21)	(25)
Effect of change in non-allowable general provisions	2	2	(2)
Effect of non-allowable property write-downs and depreciation	20	13	12
Net effect of differing tax rates overseas	(110)	(95)	(70)
Net effect of overseas losses not available for relief in the United Kingdom	24	(12)	(40)
Other non-allowable expenses	(5)	(28)	8
Gains covered by capital losses brought forward	(51)	(44)	(3)
Goodwill	71	74	69
Other items	(31)	34	45

Overall tax charge	1,289	1,076	955

Effective tax rate %	28.0	28.0	29.8

The charge for the year is based upon a UK corporation tax rate of 30% for the calendar year 2004 (2003: 30%). The effective rate of tax for 2004 was 28% (2003: 28%). This is lower than the standard rate primarily due to the beneficial effects of lower tax on overseas income and certain non-taxable gains offset by the absence of tax relief on goodwill.

UK GAAP compared with US GAAP
The Group also provides results on the basis of accounting principles generally accepted in the United States (US GAAP). The impact on net income and shareholders’ equity of applying US GAAP is set out below. The individual UK/US GAAP adjustments are discussed in Note 52 on pages 182 to 208.

Attributable profit (UK GAAP)/Net income (US GAAP)

	2004	2003	2002
	£m	£m	£m

Barclays PLC Group
Attributable profit (UK GAAP)/
Net income (US GAAP)
UK GAAP	3,268	2,744	2,230
US GAAP	3,032	1,740	2,476

Barclays Bank PLC Group
Attributable profit (UK GAAP)/
Net income (US GAAP)
UK GAAP	3,279	2,744	2,228
US GAAP	3,137	1,842	2,578

Shareholders’ funds (UK GAAP)/Shareholders’ equity (US GAAP)

	2004	2003
	£m	£m

Barclays PLC Group
Shareholders’ funds (UK GAAP)/
Shareholders’ equity (US GAAP)
UK GAAP(a)	17,417	16,374
US GAAP	16,953	16,830

Barclays Bank PLC Group
Shareholders’ funds (UK GAAP)/
Shareholders’ equity (US GAAP)
UK GAAP	18,271	16,485
US GAAP	19,594	18,646

Note
(a)  Figures for 2003 have been restated to reflect the adoption of UITF
       Abstract 38 (UITF 38), ‘Accounting for ESOP trusts’.

The Group does not manage its business with regard to reported trends on a US GAAP basis. Consequently the level of adjustment from the application of US GAAP in current or past periods is not necessarily indicative of the magnitude or direction of such adjustment in subsequent periods.

Financial review

Analysis of results by business

Analysis of Results by Business

The following section analyses the Group’s performance within the businesses. Inter-business activities are included within these figures. The total income and expenditure for the businesses therefore does not necessarily equate to the amounts reported in the Group’s results.

The analysis of results by business includes goodwill amortisation. This differs from the announcement of results dated 10th February 2005, where the analysis of results by business excludes goodwill amortisation.

UK Banking

	2004		2003		2002
	£m		£m		£m

Net interest income	3,466		3,301		3,226
Net fees and commissions	1,930		1,807		1,708
Other operating income	250		397		291

Operating income	5,646		5,505		5,225
Goodwill amortisation Other operating expenses	(176 (3,019	) )	(172 (2,903	) )	(184 (2,811	) )
Operating expenses	(3,195)		(3,075)		(2,995)

Operating profit before provisions	2,451		2,430		2,230
Provisions for bad and doubtful debts	(199)		(326)		(324)

Operating profit	2,252		2,104		1,906
Profit from associated undertakings	4		10		3
Exceptional items	42		(11)		(5)

Profit on ordinary activities before tax	2,298		2,103		1,904

UK Banking managed its portfolio of businesses to deliver good profit growth in a year of extensive business reorganisation. UK Banking profit before tax increased 9% (£195m) to £2,298m (2003: £2,103m) as a result of a very strong performance from UK Business Banking and a broadly flat contribution from UK Retail Banking.

UK Banking profit before tax in 2003 increased 10% to £2,103m (2002: £1,904m).

Operating income increased 5% to £5,505m (2002: £5,225m), whilst operating expenses increased 3% to £3,075m (2002: £2,995m).

UK Retail Banking

	2004		2003		2002
	£m		£m		£m

Net interest income	2,059		2,000		1,979
Net fees and commissions	1,117		1,074		1,036
Other operating income	239		365		292

Operating income	3,415		3,439		3,307
Goodwill amortisation Other operating expenses	(158 (2,270	) )	(158 (2,188	) )	(158 (2,082	) )
Operating expenses	(2,428)		(2,346)		(2,240)

Operating profit before provisions	987		1,093		1,067
Provisions for bad and doubtful debts	(60)		(107)		(138)

Operating profit	927		986		929
Profit from associated undertakings	–		7		5
Exceptional items	42		(10)		(11)

Profit on ordinary activities before tax	969		983		923

UK Retail Banking profit before tax decreased 1% (£14m) to £969m (2003: £983m).

Operating income was broadly flat at £3,415m (2003: £3,439m). There were strong performances in current accounts and UK Premier. The performance in the mortgage business was impacted by margin pressure. Net revenue (operating income less provisions) was also broadly flat at £3,355m (2003: £3,332m).

Net interest income increased 3% (£59m) to £2,059m (2003: £2,000m). Growth was driven by higher customer deposit balances particularly in Personal Customer current accounts and UK Premier deposits, together with an increase in the retail savings margin. This growth was partially offset by a reduced contribution from the mortgage business. The favourable impact of higher average UK mortgage balances was more than offset by margin pressure, due to a fall in the proportion of the mortgage portfolio on the standard variable rate, the impact of successive base rate increases and a reduction in early redemption income.

UK residential mortgage balances ended the period at £61.7bn (2003: £59.8bn). Gross advances were £17.5bn (2003: £18.3bn) and net lending was £1.9bn (2003: £2.0bn). The loan to value ratio within the mortgage book on a current valuation basis averaged 35% (2003: 40%).

Average overdraft balances within Personal Customers increased by 9%. Average customer deposit balances increased 5% to £68.5bn (2003: £65bn). Personal Customer average current account balances increased 10%. There was strong growth in UK Premier with average deposits up 15%, and in Small Business where average deposit balances were 7% higher. Retail average savings balances increased by 1% in a highly competitive market.

Barclays PLC Annual Report 2004

Net fees and commissions increased 4% (£43m) to £1,117m (2003: £1,074m), driven by strong growth in value added fee-based current account income.

Other operating income decreased 35% (£126m) to £239m (2003: £365m). The majority of the decrease was attributable to a reduction of £89m in income from the revision of estimated amounts expected to be repaid on banking liabilities. There was also lower net premium income on insurance underwriting due to a provision relating to the early termination of contracts.

Operating expenses rose 3% (£82m) to £2,428m (2003: £2,346m). Almost half of the cost increase (£40m) was attributable to preparations for a new regulatory environment, particularly in the mortgage and general insurance businesses. There was significant investment in the business infrastructure and restructuring costs were incurred in reorganising the business. This included adding 1,000 customer-facing staff, an upgrade in branch management capability and investment in new technology.

Provisions decreased 44% (£47m) to £60m (2003: £107m). The quality of the loan portfolio improved and mortgage balances in arrears remained at a low level. The reduction in the provisions charge included a release of £40m associated with the UK mortgage business following a review of the portfolio and the current loss experience.

The exceptional item of £42m was predominantly in respect of the profit on the sale of a shareholding in Edotech, a former Barclays in-house statement printing operation.

UK Retail Banking profit before tax in 2003 was £983m (2002: £923m).

Operating income increased 4% to £3,439m (2002: £3.307m).

Net interest income rose by 1% to £2,000m (2002: £1,979m). There was an increase in the spread on new mortgage business whilst the margin for Personal Customers retail savings remained stable. Net fees and commissions in 2003 were 4% higher at £1,074m (2002: £1,036m).

Other operating income increased by 25% to £365m (2002: £292m). This resulted from a strong performance in general insurance, reflecting increased sales of payment protection insurance products, a more favourable claims experience and a one off gain of £43m arising from an adjustment to insurance reserves.

Operating costs increased 5% to £2,346m (2002: £2,240m), with a major contributor to growth being an increase in pension costs.

Provisions fell by 22% to £107m (2002: £138m), reflecting the overall quality of the lending portfolio and improvements to risk management processes.

UK Business Banking

	2004	2003	2002
	£m	£m	£m

Net interest income	1,407	1,301	1,247
Net fees and commissions	813	733	672
Other operating income	11	32	(1)

Operating income	2,231	2,066	1,918
Goodwill amortisation	(18)	(14)	(26)
Other operating expenses	(749)	(715)	(729)
Operating expenses	(767)	(729)	(755)

Operating profit before provisions	1,464	1,337	1,163
Provisions for bad and doubtful debts	(139)	(219)	(186)

Operating profit	1,325	1,118	977
Profit from associated undertakings	4	3	(2)
Exceptional items	–	(1)	6

Profit on ordinary activities before tax	1,329	1,120	981

UK Business Banking profit before tax increased 19% (£209m) to £1,329m (2003: £1,120m), as a result of good income growth, a continued focus on cost management and a significantly reduced provision charge. Both Larger Business and Medium Business performed well.

Operating income increased 8% (£165m) to £2,231m (2003: £2,066m). Net revenue (operating income less provisions) increased 13% (£245m) to £2,092m (2003: £1,847m).

Net interest income increased 8% (£106m) to £1,407m (2003: £1,301m), as a result of strong balance sheet growth. Average lending balances increased 11% to £44.6bn (2003: £40.2bn); the quality of the new lending was good and the overall credit profile of the portfolio was maintained. Average deposit balances increased 9% to £41.5bn (2003: £37.9bn). There was an improvement in the lending margin and a modest decline in the deposit margin. There was a lower contribution from the structural hedge.

Net fees and commissions increased 11% (£80m) to £813m (2003: £733m), driven by significantly higher lending related fees.

Operating expenses increased 5% (£38m) to £767m (2003: £729m), reflecting higher business volumes and increased expenditure on frontline staff and marketing. The cost of regulatory compliance programmes also increased.

Provisions decreased 37% (£80m) to £139m (2003: £219m). The provisions performance was driven by the impact of significantly lower potential problem loans and non-performing loans and the benefit of a single recovery of £57m.

Financial review
Analysis of results by business

UK Business Banking profit before tax increased strongly in 2003 to £1,120m (2002: £981m), despite the negative impact on income from the Competition Committee Inquiry remedies.

Operating income grew 8% to £2,066m (2002: £1,918m). Net interest increased 4% to £1,301m (2002: £1,247m), benefiting from higher average balances. Net fees and commissions increased by 9% to £733m (2002: £672m), with lending fees rising strongly.

Operating costs fell 3% to £729m (2002: £755m) with business as usual costs reduced as cost savings achieved more than offset higher pension costs, together with a lower goodwill charge.

Provisions increased 18% to £219m (2002: £186m).

Private Clients and International

	2004		2003		2002
	£m		£m		£m

Net interest income	836		749		698
Net fees and commissions	850		683		751
Other operating income	47		36		26

Operating income	1,733		1,468		1,475
Goodwill amortisation Other operating expenses	(64 (1,304	) )	(42 (1,096	) )	(29 (1,054	) )
Operating expenses	(1,368)		(1,138)		(1,083)

Operating profit before provisions	365		330		392
Provisions for bad and doubtful debts	(30)		(36)		(40)

Operating profit – ongoing business	335		294		352
Profit/(loss) from associated undertakings	49		17		(8)
Exceptional items	–		7		(2)

Profit on ordinary activities before tax – ongoing business	384		318		342
Contribution from closed life assurance activities	(4)		(80)		(93)

Profit on ordinary activities before tax	380		238		249

Private Clients and International profit before tax increased 60% (£142m) to £380m (2003: £238m).

The improved performance reflected good momentum in the businesses with strong income growth in both the Private Clients and International businesses. This was supported by improved market conditions together with the benefits from the acquisitions made in 2003 and the return on the prior investments in improving the client experience.

There was a significantly improved performance from the closed life assurance activities.

Private Clients

	2004		2003		2002
	£m		£m		£m

Net interest income	302		288		281
Net fees and commissions	529		394		485
Other operating income	8		4		3

Operating income	839		686		769
Goodwill amortisation Other operating expenses	(40 (696	) )	(30 (585	) )	(28 (575	) )
Operating expenses	(736)		(615)		(603)

Operating profit before provisions	103		71		166
Provisions for bad and doubtful debts	1		(3)		(2)

Operating profit – ongoing business	104		68		164
Exceptional items	–		5		(2)

Profit on ordinary activities before tax – ongoing business	104		73		162
Contribution from closed life assurance activities	(4)		(80)		(93)

Profit on ordinary activities before tax	100		(7)		69

The comparison with the prior period is impacted by the acquisitions of the Gerrard business in mid December 2003 and the retail stockbroking business of Charles Schwab Europe at the end of January 2003.

Private Clients profit before tax for the ongoing business increased 42% (£31m) to £104m (2003: £73m). There was a significantly improved performance from the closed life assurance activities.

Operating income increased 22% (£153m) to £839m (2003: £686m).

Net interest income increased 5% (£14m) to £302m (2003: £288m). Total average loans increased 31% to £3.8bn (2003: £2.9bn). Total average customer deposits increased 4% to £21.4bn (2003: £20.6bn). Good income growth from offshore corporate deposits and loans in International and Private Banking reflected the benefit of investment in relationship managers and internet-based offerings, partially offset by adverse exchange rate movements. Deposit margins improved slightly and were partially offset by lower lending margins.

Net fees and commissions increased 34% (£135m) to £529m (2003: £394m). Excluding the contribution from Gerrard, net fees and commissions increased 8%. Business volumes improved as higher average equity market levels contributed to increased sales of investment products and higher fund management fees. The average level of the FTSE 100 Index was 12% higher at 4,522 (2003: 4,051). Stockbroking fee income increased 6% reflecting the benefits of the integration of Charles Schwab Europe as well as improved market conditions. Although headline average daily deal volumes in UK retail stockbroking decreased to 7,800 (2003: 8,200), a more favourable product mix, including an increase in higher margin deals, more than compensated for the lower volume. Fee income in Private Banking increased 13%, reflecting the impact of additional private bankers and new product launches.

Barclays PLC Annual Report 2004

Operating expenses increased 20% (£121m) to £736m (2003: £615m). Excluding the Gerrard business, operating expenses remained broadly flat. Cost savings resulting from reduced restructuring costs and cost synergies from Charles Schwab Europe enabled increased investment in product development and customer service in International and Private Banking and in Wealth Solutions.

Total customer funds, comprising customer deposits and assets under management, increased to £77bn (2003: £75bn). Growth in new business and the impact of the rising stock market were partly offset by adverse exchange rate movements. In October 2004, a multi-manager product was launched, which had £1.6bn of assets under management at the year-end.

The contribution from the closed life assurance activities was a loss of £4m (2003: loss of £80m). The impact of stronger stock markets, improved investment performance and better persistency levels largely offset the costs of £97m (2003: £95m) relating to redress for customers in respect of sales of endowment policies. The loss of £4m is reflected in the Group’s results as a gain of £49m (2003: loss of £40m) within other operating income offset by a reduction of £53m (2003: £40m) within net interest income.

Private Clients profit before tax for the ongoing business in 2003 fell 55% to £73m (2002: £162m).

Net interest income in 2003 increased 3% to £288m (2002: £281m).

Net fees and commissions from the ongoing business in 2003 decreased 19% to £394m (2002: £485m). This reflected the impact of lower average equity market levels in 2003 on sales of investment products and on fund management fees. The average level of the FTSE 100 Index was 12% lower than in the prior year at 4,051 (2002: 4,599). Fee income improved significantly in the second half of 2003, reflecting volume growth and the recovery in equity markets towards the year-end. Average daily deal volumes in UK retail stockbroking, including the Charles Schwab Europe business acquired in January 2003, increased to 8,200 (2002: 6,300).

Operating expenses in 2003 increased 2% to £615m (2002: £603m). This was mainly due to the inclusion of costs relating to the Charles Schwab Europe business, including related integration costs, plus additional pensions costs in 2003. Offsetting this was the impact of lower sales volumes and savings resulting from tight management control of costs. Operating expenses included goodwill amortisation of £30m (2002: £28m).

International

	2004		2003		2002
	£m		£m		£m

Net interest income	534		461		417
Net fees and commissions	321		289		266
Other operating income	39		32		23

Operating income	894		782		706
Goodwill amortisation Other operating expenses	(24 (608	) )	(12 (511	) )	(1 (479	) )
Operating expenses	(632)		(523)		(480)

Operating profit before provisions	262		259		226
Provisions for bad and doubtful debts	(31)		(33)		(38)

Operating profit	231		226		188
Profit from associated undertakings	49		17		(8)
Exceptional items	–		2		–

Profit on ordinary activities before tax	280		245		180

The comparison with the prior period is impacted by the acquisition of Banco Zaragozano in July 2003.

International profit before tax increased 14% (£35m) to £280m (2003: £245m) reflecting good growth in all businesses.

Operating income increased 14% (£112m) to £894m (2003: £782m). Net revenue (operating income less provisions) increased 15% (£114m) to £863m (2003: £749m).

Net interest income increased 16% (£73m) to £534m (2003: £461m) as a result of the inclusion of Banco Zaragozano and good balance growth in Spain, Africa and Italy.

Total average customer deposits increased 18% to £9.4bn (2003: £8bn), resulting from both the inclusion of Banco Zaragozano and strong organic growth in Spain and Africa.

Total average loans increased 48% to £18.3bn (2003: £12.4bn), reflecting strong growth across the portfolio and the inclusion of Banco Zaragozano for a full year in 2004. Mortgage balance growth in Europe was very strong with balances up 39%. Average lending balances in Africa increased 25%. Overall lending margins reduced mainly due to the impact of mortgage growth on the product mix.

Net fees and commissions increased 11% (£32m) to £321m (2003: £289m), with the majority of the increase reflecting the inclusion of Banco Zaragozano. There was a strong performance in France and Spain from increased fund management related fees. Spain’s total assets under management increased by 27%.

Operating expenses increased 21% (£109m) to £632m (2003: £523m) with the majority of the increase attributable to the inclusion of Banco Zaragozano. Investment in the development of new products and in enhancing the customer experience remained high across the portfolio.

Financial review
Analysis of results by business

Provisions decreased 6% (£2m) to £31m (2003: £33m).

Barclays Spain (including Banco Zaragozano) profit before tax declined 2% overall, after accounting for integration costs of €62m (2003: €12m) and goodwill of €32m (2003: €15m), with the increase in goodwill between 2003 and 2004 reflecting the first full year of charge. The retention rate of Banco Zaragozano customers has been high and Barclays products were successfully introduced to the customer base. The integration is well ahead of schedule.

Openplan in Spain continued its successful growth and it has been popular with the customers of Banco Zaragozano: total customer numbers at the end of 2004 were 47,000 (2003: 35,000), mortgage balances were €7.8bn (2003: €4.8bn) and savings balances were €1.5bn (2003: €1bn). Openplan also continued to grow in Portugal, with 8,900 customers at 31st December (2003: 6,200) and total balances up 44% to €1.3bn (2003: €0.9bn). This was supported by ongoing investment in new branches. In October 2004, Openplan was launched in France.

Profit before tax in Africa and the Middle East increased 13% to £126m (2003: £112m) driven by strong growth in corporate balances, particularly in South Africa, together with reduced restructuring costs.

The profit from associated undertakings reflected the contribution from FirstCaribbean. The improved performance reflected the delivery of synergies arising from the merger which created FirstCaribbean, together with good underlying growth in customer activity. The results of FirstCaribbean included a gain of £28m on the sale of shares held in Republic Bank Limited.

International profit before tax in 2003 increased by 36% to £245m (2002: £180m).

On 11th October 2002, the Caribbean businesses of Barclays and Canadian Imperial Bank of Commerce were combined to form FirstCaribbean International Bank Ltd, and the interest in FirstCaribbean has been accounted for as an associated undertaking thereafter.

Net interest income in 2003 increased by 11% to £461m (2002: £417m), mainly reflecting the success of Openplan in Spain, growth in lending and deposit volumes together with the acquisition of BNPI Mauritius in Africa, and the inclusion of income relating to Banco Zaragozano, acquired in July 2003. These factors more than offset the absence of the contribution from the Caribbean business in 2003.

Net fees and commissions in 2003 increased by 9% to £289m (2002: £266m). This was due to balance sheet growth in Spain and Africa in addition to the contributions from BNPI Mauritius and Banco Zaragozano.

Operating expenses in 2003 increased by 9% to £523m (2002: £480m). This reflected the inclusion of costs relating to Banco Zaragozano, and additional costs in Africa relating to increased infrastructure investment, further development of the business and costs of relocating the Head office to Johannesburg. Partially offsetting this was the absence of costs relating to the Caribbean in 2003.

Provisions in 2003 decreased by 13% to £33m (2002: £38m), mainly reflecting the impact of the Caribbean transaction.

Barclaycard

	2004		2003		2002
	£m		£m		£m

Net interest income	1,600		1,555		1,354
Net fees and commissions	764		673		585
Other operating income	–		–		1

Operating income	2,364		2,228		1,940
Goodwill amortisation Other operating expenses	(41 (806	) )	(38 (761	) )	(26 (636	) )
Operating expenses	(847)		(799)		(662)

Operating profit before provisions	1,517		1,429		1,278
Provisions for bad and doubtful debts	(761)		(708)		(663)

Operating profit	756		721		615
Profit/(loss) from joint ventures	4		2		(4)
Exceptional items	–		–		2

Profit on ordinary activities before tax	760		723		613

Barclaycard profit before tax increased 5% (£37m) to £760m (2003: £723m).

Operating income increased 6% (£136m) to £2,364m (2003: £2,228m). Net revenue (operating income less provisions) increased 5% (£83m) to £1,603m (2003: £1,520m). A high level of recruitment of UK retail card customers continued at 1.33m (2003: 1.55m).

Net interest income increased 3% (£45m) to £1,600m (2003: £1,555m) reflecting growth in UK average extended credit balances, up 11% to £8.2bn (2003: £7.4bn) and higher UK average loan balances, up 11% to £9.4bn (2003: £8.5bn). Margins in the consumer lending business remained broadly stable whereas margins in UK cards decreased, reflecting higher funding costs and the impact of increased balance transfer activity at promotional rates.

Net fees and commissions increased 14% (£91m) to £764m (2003: £673m) as a result of the continued growth in the credit card and consumer lending businesses and good volume growth within the merchant acquiring business.

Operating expenses rose 6% (£48m) to £847m (2003: £799m). The increase reflected investment in Barclaycard International and brand related investment in the UK.

Provisions increased 7% (£53m) to £761m (2003: £708m). This increase was lower than the growth in assets and reflected the continued benefit of improved collections activity. Non-performing loan balances increased but at a significantly lower rate than the growth in assets. Delinquency levels as a percentage of outstandings for both Barclaycard branded credit cards and for Barclayloan were stable.

In the UK, particularly strong performances from the Monument and FirstPlus businesses, together with Barclaycard Business, more than offset the margin pressure and brand investment in the Barclaycard branded card activities.

Barclays PLC Annual Report 2004

Barclaycard International made good progress with its growth strategy. Profit before tax increased to £8m (2003: £4m). Income increased 30% due to the growth in average extended credit balances, up 28% to £882m (2003: £689m). The number of Barclaycard International cards in issue rose to 2.9m (2003: 1.7m). Barclaycard established a presence in the US credit card market through the acquisition of the Juniper Financial Corporation in December 2004. Juniper is a US credit card issuer with US$1.4bn in receivables and 1 million cards in issue. In 2004, Juniper contributed a loss of £2m, for the month of December, in line with expectations at the time of the acquisition.

Barclaycard profit before tax in 2003 increased 18% to £723m (2002: £613m).

Net interest income in 2003 increased 15% to £1,555m (2002: £1,354m). This was mainly due to good growth in average UK extended credit balances, up 14% to £7.4bn (2002: £6.5bn).

Net fees and commissions in 2003 increased 15% to £673m (2002: £585m), as a result of higher cardholder activity and good volume growth within the merchant acquiring business.

Operating expenses in 2003 increased by 21% to £799m (2002: £662m). The increase reflected higher business volumes and greater marketing spend coupled with increased strategic investment spend as Barclaycard enhanced operational capability. Included in operating expenses was goodwill of £38m (2002: £26m).

Provisions in 2003 increased 7% to £708m (2002: £663m).

Barclays Capital

	2004	2003	2002
	£m	£m	£m

Net interest income	1,006	1,024	939
Dealing profits	1,469	1,042	828
Net fees and commissions	611	551	481
Other operating income	295	109	78

Operating income	3,381	2,726	2,326
Goodwill amortisation Other operating expenses	– (2,237)	– (1,638)	(2 (1,345	) )
Operating expenses	(2,237)	(1,638)	(1,347)

Operating profit before provisions	1,144	1,088	979
Provisions for bad and doubtful debts	(102)	(253)	(334)

Operating profit	1,042	835	645
Profit from associated undertakings	–	1	1

Profit on ordinary activities before tax	1,042	836	646

Barclays Capital profit before tax increased 25% (£206m) to £1,042m (2003: £836m), as a result of very strong operating income growth and the continued improvement in the credit environment. The very strong performance was driven by growth in business volumes and client activity levels. Net revenue (operating income less provisions) increased 33% (£806m) to £3,279m (2003: £2,473m).

Operating income increased 24% (£655m) to a record £3,381m (2003: £2,726m) as a result of strong growth across most of the product areas in Rates and Credit. Income by product continued to diversify with the strongest growth delivered by credit products and equity related products. Regional growth was broadly based with particularly strong results in the US and Asia. Average DVaR increased to £34m (2003: £26m). Period end DvaR was £32m (2003: £37m).

Secondary income, comprising dealing profits and net interest income, is mainly generated from providing client risk management solutions. This increased 20% (£409m) to £2,475m (2003: £2,066m).

Dealing profits increased 41% (£427m) to £1,469m (2003: £1,042m), with very strong performances in both the Rates and Credit businesses. This reflected higher volumes of client led activity across a broad range of products and the continued benefit of recent headcount investments in product depth and geographic reach. Net interest income fell 2% (£18m) to £1,006m (2003: £1,024m) driven by lower contributions from money markets due to the reduced size of the book.

Primary income, comprising net fees and commissions from advisory and origination activities, grew 11% (£60m) to £611m (2003: £551m). Securitisation, structured bonds and leveraged finance grew significantly, more than offsetting lower market activity by corporates. Net fees and commissions included £63m (2003: £89m) of internal fees for structured capital markets activities arranged by Barclays Capital.

Other operating income increased to £295m (2003: £109m) as a result of a number of private equity realisations and structured capital markets transactions.

Operating expenses increased 37% (£599m) to £2,237m (2003: £1,638m) due to the execution of the business expansion plan and an increase in performance related pay. Business as usual costs increased significantly, reflecting higher volumes and the growth in staff numbers. Revenue related costs increased due to the strong profit performance. The recruitment of staff to expand product, client coverage and distribution capabilities resulted in significantly higher strategic investment costs. The ratio of total costs to net revenue and staff costs to net revenue both increased by 2% to 68% and 55% respectively. Approximately half of the total costs comprised performance related pay, discretionary investment spend and short-term contractor resource.

Total headcount increased by 2,000 to 7,800 (2003: 5,800). Almost a third were in the front office, mainly in Europe and the US. Approximately half of the increase was directed at strengthening the back office and control functions. The remainder related to contract staff, mainly in technology, which ensured that the support platform could be developed whilst maintaining flexibility. Barclays Capital accelerated targeted investments in revenue generating capabilities together with a strengthening of the control and support environment. This investment has expanded the scope of the product offering, building new income streams from commercial and residential mortgage backed securities and home equity loans. Existing offerings in commodities trading and equity related products were extended to the US and client channels continued to be extended in Europe, the US and Asia.

Financial review
Analysis of results by business

Provisions fell 60% (£151m) to £102m (2003: £253m), reflecting the significant decline in non-performing and potential problem loan balances as a result of a more stable wholesale credit environment.

Profit before tax in 2003 increased 29% to £836m (2002: £646m), due to very strong operating income growth and an improving credit environment. Revenue related costs increased with the strong performance.

Operating income increased 17% to £2,726m (2002: £2,326m) reflecting broadly based growth across most products in Rates and Credit. Secondary income increased 17% to £2,066m (2002: £1,767m) driven by strong growth in dealing profits. Primary income grew 15% to £551m (2002: £481m) with good performances across the Credit businesses.

Operating expenses grew 22% to £1,638m (2002: £1,347m) reflecting increased revenue related costs due to the strong financial performance and growth in BAU costs associated with higher business volumes and front-office hiring.

Provisions fell 24% to £253m (2002: £334m) reflecting ongoing improvements in the quality of the loan book and the recovery in the large corporate credit environment.

Barclays Global Investors

	2004		2003		2002
	£m		£m		£m

Net interest income	5		9		9
Net fees and commissions	882		662		538
Other operating income	6		1		–

Operating income	893		672		547
Goodwill amortisation Other operating expenses	(18 (545	) )	(13 (480	) )	(13 (439	) )
Operating expenses	(563)		(493)		(452)

Operating profit	330		179		95

Loss from joint ventures	(2)		(1)		(1)
Exceptional items	1		–		–

Profit on ordinary activities before tax	329		178		94

Barclays Global Investors (BGI) delivered another year of record performance. Profit before tax increased 85% (£151m) to £329m (2003: £178m) reflecting substantial income growth and continued discipline in cost management. Foreign exchange movements impacted growth in income and costs. Approximately 55% of income is generated in the US and 31% in the UK and continental Europe.

Net fees and commissions increased 33% (£220m) to £882m (2003: £662m), with strong income generation across both the active and index businesses and particularly in investment management fees. These resulted from strong net new sales, growth in sales of higher margin products and stronger global equity markets, partially offset by adverse foreign exchange movements. Securities lending income growth was also very strong, benefiting from increased volumes.

Successful income generation continued across a diverse range of products, distribution channels and geographies and active product investment performance remained strong. BGI’s commitment to innovation continued as a number of iShare (Exchange Traded Funds) products were launched during 2004. There was significant growth in global iShares with assets under management up 88% to US$130bn at the year-end.

Operating expenses increased 14% (£70m) to £563m (2003: £493m) primarily as a result of higher performance based expenses and benefited from foreign exchange movements.

Total assets under management increased 19% (£111bn) to £709bn (2003: £598bn). The growth included the significant generation of net new assets of £65bn. An increase of £97bn attributable to market movements was partially offset by £51bn of adverse exchange rate movements.

Barclays Global Investors profit before tax in 2003 increased 89% (£84m) to £178m (2002: £94m) and reflected very strong top-line income growth and good control of costs.

Net fees and commissions in 2003 increased 23% (£124m) to £662m (2002: £538m), reflecting good income generation across a diverse range of products, distribution channels and geographies. The increase was largely driven by growth of investment management fees. These resulted from strong net new sales, growth in the sales of higher margin products, good investment performance and the recovery of equity markets towards the year end, which more than compensated for the adverse impact of foreign exchange translation movements.

Operating expenses in 2003 increased by 9% (£41m) to £493m (2002: £452m) due to higher revenue related costs, partly offset by the impact of foreign exchange translation movements.

Head office functions and other operations

	2004	2003 (a)	2002 (a)
	£m	£m	£m

Head office functions and central items	(201)	(192)	(155)
Transition businesses	7	(25)	(125)
Restructuring costs	(12)	(16)	(21)

Loss on ordinary activities before tax	(206)	(233)	(301)

Note
(a)	Comparative figures have been restated to reflect the aggregation of Head office functions and other operations, which were formerly reported separately.

Head office functions and central items costs increased 5% (£9m) to a loss of £201m (2003: loss £192m). Central items included internal fees charged by Barclays Capital for structured capital market activities of £63m (2003: £89m).

The improved performance of Transition Businesses, from a loss of £25m to a profit of £7m, primarily reflected provisions released in the current year.

Head office functions and central items costs increased in 2003 by 24% (£37m) to a loss of £192m (2002: loss £155m).

The improved performance of Transition Businesses, from a loss in 2002 of £125m to a loss in 2003 of £25m, primarily reflected a reduced provisions charge in respect of various South American Corporate Banking exposures.

Barclays PLC Annual Report 2004

Financial review

Total assets and liabilities and capital resources

Total Assets and Liabilities

Total Assets and Weighted Risk Assets
The Group’s balance sheet increased 18% (£78.8bn) to £522.1bn (2003: £443.3bn). Weighted risk assets increased 16% (£29.6bn) to £218.6bn (2003: £189bn).

UK Banking total assets increased 8% to £122.4bn (2003: £113.7bn). Weighted risk assets increased 9% to £91.9bn (2003: £84.5bn).

UK Retail Banking total assets increased 3% to £71.6bn (2003: £69.7bn) and weighted risk assets increased 4% to £37.1bn (2003: £35.8bn). This was mainly attributable to growth in the UK residential mortgage portfolio, up 3% to £61.7bn (2003: £59.8bn).

UK Business Banking total assets increased 15% to £50.8bn (2003: £44bn) and weighted risk assets increased 13% to £54.8bn (2003: £48.6bn). This reflected strong growth in lending balances.

Private Clients and International total assets (excluding the assets of the closed life assurance activities) increased 14% to £31bn (2003: £27.2bn), and weighted risk assets increased 28% to £23.3bn (2003: £18.2bn). This was mainly attributable to growth in customer loans in Spain, Italy and Africa.

Barclaycard total assets increased 14% to £23.4bn (2003: £20.6bn) reflecting growth in the credit card and consumer lending business and the acquisition of Juniper. Weighted risk assets increased 10% to £20.2bn (2003: £18.3bn).

Barclays Capital total assets increased 24% to £332.6bn (2003: £268.7bn) due to increases in debt securities and fully collateralised reverse repos as the expansion of the business continued. Total weighted risk assets increased 23% to £79.9bn (2003: £65.1bn), reflecting increased business volumes and the expansion of credit trading, credit derivatives and residential and commercial mortgage backed securities to meet client demands.

Capital Resources
The Group manages both its debt and equity capital actively. The Group’s authority to buy-back equity was renewed at the 2004 AGM to provide additional flexibility in the management of the Group’s capital resources.

	2004	2003	2002
	£m	£m	£m

Barclays PLC Group
Shareholders’ funds	17,417	16,374	15,146
Minority interests: non-equity	690	–	–
Minority interests: equity	211	283	156

	18,318	16,657	15,302
Undated loan capital	6,149	6,310	6,678
Dated loan capital	6,128	6,029	4,859

Total capital resources	30,595	28,996	26,839

Total capital resources increased in the year by £1,599m.

Shareholders’ funds increased by £1,043m, reflecting profit retentions of £1,730m, net proceeds of share issues of £114m and gains arising from transactions with third parties which are reflected in the statement of recognised gains and losses of £13m; offset by share repurchases of £699m, an increase in treasury and ESOP shares of £53m, exchange rate losses of £58m.

Non-equity minority interests reflected the issue by Barclays Bank PLC of €1bn (£688m) of non-cumulative preference shares on 8th December 2004 and an additional £2m of profits attributable to these non-equity minority interests at the year-end.

Loan capital decreased by £62m reflecting raisings of £774m, more than offset by redemptions of £611m, exchange rate movements of £224m and amortisation of issue expenses of £1m.

	2004	2003	2002
	£m	£m	£m

Barclays Bank PLC Group
Shareholders’ funds: equity	17,581	16,485	15,205
Shareholders’ funds: non-equity	690	–	–
Minority interests: equity	211	283	156

	18,482	16,768	15,361
Undated loan capital	6,149	6,310	6,678
Dated loan capital	6,128	6,029	4,859

Total capital resources	30,759	29,107	26,898

Capital resources for Barclays Bank PLC Group differ from Barclays PLC Group by £164m (2003: £111m).

Financial review
Total assets and liabilities and capital resources

Capital ratios
Capital adequacy and the use of regulatory capital are monitored by the Group, employing techniques based on the guidelines developed by the Basel Union on Banking Supervision (the Basel Committee) and European Union Directives, as implemented by the Financial Services Authority (FSA) for supervisory purposes.

These techniques include the risk asset ratio calculation, which the FSA regards as a key supervisory tool. The FSA sets ratio requirements for individual banks in the UK at or above the internationally agreed minimum of 8%. The ratio calculation involves the application of designated risk weightings to reflect an estimate of credit, market and other risks associated with broad categories of transactions and counterparties. Regulatory guidelines define three ‘Tiers’ of capital resources. Tier 1 capital, comprising mainly shareholders’ funds and including Reserve Capital Instruments and Tier One Notes, is the highest tier and can be used to meet trading and banking activity requirements. Tier 2 includes perpetual, medium-term and long-term subordinated debt, general provisions for bad and doubtful debts and fixed asset revaluation reserves. Tier 2 capital can also be used to support both trading and banking activities. Tier 3 capital also comprises short-term subordinated debt with a minimum original maturity of two years. The use of tier 3 capital is restricted to trading activities only and it is not eligible to support counterparty or settlement risk. The aggregate of tiers 2 and 3 capital included in the risk asset ratio calculation may not exceed tier 1 capital.

The following tables set out the calculated capital ratios and the weighted risk assets and regulatory capital resources on which they were based as at 31st December:

Capital ratios
	2004		2003		2002
	Barclays	Barclays	Barclays	Barclays	Barclays	Barclays
	PLC	Bank PLC	PLC	Bank PLC	PLC	Bank PLC
	Group	Group	Group	Group	Group	Group
	£m	£m	£m	£m	£m	£m

Capital ratios
Tier 1 ratio	7.6	7.6	7.9	7.9	8.2	8.2
Risk asset ratio	11.5	11.5	12.8	12.8	12.8	12.8

	2004	2003	2002
	£m	£m	£m

Weighted risk assets
Banking book
on-balance sheet	148,621	133,816	128,691
off-balance sheet	26,741	22,987	21,999
Associated undertakings and joint ventures	3,020	2,830	3,065

Total banking book	178,382	159,633	153,755

Trading book
Market risks	22,106	13,861	7,988
Counterparty and settlement risks	18,113	15,503	11,005

Total trading book	40,219	29,364	18,993

Total weighted risk assets	218,601	188,997	172,748

Barclays PLC Annual Report 2004

	2004		2003		2002
	Barclays	Barclays	Barclays	Barclays	Barclays	Barclays
	PLC	Bank PLC	PLC	Bank PLC	PLC	Bank PLC
	Group	Group	Group	Group	Group	Group
Capital resources (as defined for regulatory purposes)	£m	£m	£m	£m	£m	£m

Tier 1
Called up share capital	1,614	2,316	1,642	2,302	1,645	2,293
Eligible reserves	15,670	15,656	14,657	13,997	13,405	12,757
Minority interests
– non-equity	688	–	–	–	–	–
– equity	575	575	637	637	522	522
Reserve Capital Instruments(a)	1,627	1,627	1,705	1,705	1,771	1,771
Tier One Notes(a)	920	920	960	960	1,019	1,019
Less: goodwill	(4,432)	(4,432)	(4,607)	(4,607)	(4,158)	(4,158)

Total qualifying tier 1 capital	16,662	16,662	14,994	14,994	14,204	14,204

	2004	2003	2002
	£m	£m	£m

Tier 2
Revaluation reserves	25	25	25
General provisions	564	795	737
Qualifying subordinated liabilities(b)
Undated loan capital	3,573	3,636	3,854
Dated loan capital	5,647	5,652	4,573
Other(c)	2	2	2

Total qualifying Tier 2 capital	9,811	10,110	9,191

Tier 3: short-term subordinated liabilities(b)	286	280	203

Less: supervisory deductions
Investments not consolidated for supervisory purposes(d)	(1,047)	(979)	(1,288)
Other deductions	(496)	(182)	(119)

Total deductions	(1,543)	(1,161)	(1,407)

Total net capital resources	25,216	24,223	22,191

Notes
(a)	Reserve Capital Instruments (RCIs) and Tier One Notes (TONs) are included in undated loan capital in the consolidated balance sheet.

(b)	Subordinated liabilities are included in Tiers 2 or 3, subject to limits laid down in the supervisory requirements. Barclays retains significant capacity to raise additional capital within these limits.

(c)	Comprises revaluation reserves attributable to minorities £2m (2003: £2m, 2002: £2m).

(d)	Includes £610m (2003: £478m, 2002: £867m) of shareholders’ interest in the retail life-fund.

Net capital resources grew by 4.1% (£1bn). Tier 1 capital rose by £1.7bn with retained profits of £1.7bn and the issue of £0.7bn of preference shares being offset by share repurchases of £0.7bn. Tier 2 capital fell by 3% (£0.3bn) and tier 3 capital remained broadly as reported at 31st December 2003. Supervisory deductions increased by £0.4bn.

The overall growth in weighted risk assets of £29.6bn comprised trading book weighted assets growth of 37% (£10.9bn) and banking book weighted assets of 11.7% (£18.7bn).

The risk asset ratio was 11.5% (2003: 12.8%). The tier 1 ratio was 7.6% (2003: 7.9%).

Financial review

Deposits and short-term borrowings

Deposits

	Average: year ended 31st December
	2004	2003	2002
	£m	£m	£m

Deposits by banks
Offices in the United Kingdom	46,835	41,034	31,966
Offices outside the United Kingdom:
Other European Union	3,511	2,696	1,894
United States	946	597	2,213
Rest of the World	12,170	6,815	4,909

	63,462	51,142	40,982

Customer accounts
Offices in the United Kingdom	176,137	170,689	145,192
Offices outside the United Kingdom:
Other European Union	8,485	6,935	5,418
United States	6,447	3,671	3,964
Rest of the World	8,568	6,827	9,188

	199,637	188,122	163,762

Average deposits (excluding trading balances) are analysed by type in the average balance sheet on page 85 and are based on the location of the office in which the deposits are recorded.

‘Demand deposits’ in offices in the UK are mainly current accounts with credit balances, obtained through the UK branch network.

‘Savings deposits’ in offices in the UK are also obtained through, and administered by, the UK branch network. Interest rates are varied from time to time in response to competitive conditions. These deposits are not drawn against by cheque or similar instrument.

‘Other time deposits – retail’ in offices in the UK are interest bearing and also are not drawn against by cheque or similar instrument. They are generally distinguished from savings deposits by having fixed maturity requirements and from wholesale deposits by being collected, in the main, through the UK branch network.

‘Other time deposits – wholesale’ in offices in the UK are obtained through the London money market and are booked mainly within the Group’s money market operations. These deposits are of fixed maturity and bear interest rates which relate to the London inter-bank money market rates.

‘Other time deposits’ includes commercial paper and inter-bank funds.

Although the types of deposit products offered through offices located outside the UK are broadly similar to those described above, they are tailored to meet the specific requirements of local markets.

A further analysis of Deposits by banks and Customer accounts is given in Note 23 and Note 24 to the accounts on page 143.

Short-term Borrowings
Short-term borrowings include Deposits by banks as reported in ‘Deposits’, Commercial paper and negotiable certificates of Deposit.

Deposits by banks (excluding trading business)
Deposits by banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2004	2003	2002
	£m	£m	£m

Year-end balance	74,211	57,641	48,751
Average balance	63,279	51,059	40,788
Maximum balance	93,809	77,195	56,414
Average interest rate during year	2.4%	2.3%	2.9%
Year-end interest rate	2.9%	2.5%	2.6%

Commercial paper
Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than $100,000, with maturities of up to 270 days.

	2004	2003	2002
	£m	£m	£m

Year-end balance	8,688	4,426	5,192
Average balance	6,828	3,288	4,818
Maximum balance	9,381	6,284	5,234
Average interest rate during year	1.8%	1.1%	2.0%
Year-end interest rate	2.2%	1.6%	1.6%

Negotiable certificates of deposit
Negotiable certificates of deposits are issued mainly in the UK and US, generally in denominations of not less than $100,000.

	2004	2003	2002
	£m	£m	£m

Year-end balance	37,213	28,536	30,045
Average balance	35,409	33,013	27,111
Maximum balance	44,934	40,274	36,780
Average interest rate during year	2.2%	2.2%	3.3%
Year-end interest rate	2.8%	2.1%	2.8%

Barclays PLC Annual Report 2004

Financial review

Securities

Securities
The following table analyses the book value and valuation of securities.

	2004		2003		2002
	Book value	Valuation	Book value	Valuation	Book value	Valuation
	£m	£m	£m	£m	£m	£m

Investment securities
Debt securities:
United Kingdom government	19	19	565	621	1,465	1,496
Other government	11,858	12,051	16,347	16,772	18,963	19,564
Other public bodies	21	21	78	79	17	17
Mortgage-backed securities	6,563	6,537	3,074	3,077	4,693	4,704
Corporate issuers	15,765	15,796	13,826	13,966	12,601	12,666
Other issuers	5,531	5,547	3,691	3,695	2,529	2,530
Equity shares	1,293	1,513	954	1,134	505	509

	41,050	41,484	38,535	39,344	40,773	41,486
Other securities
Debt securities:
United Kingdom government	2,567	2,567	2,084	2,084	1,025	1,025
Other government	37,438	37,438	28,011	28,011	25,385	25,385
Other public bodies	8,177	8,177	4,513	4,513	2,438	2,438
Bank and building society certificates of deposit	7,063	7,063	5,796	5,796	12,027	12,027
Other issuers	32,426	32,426	19,408	19,408	13,086	13,086
Equity shares	10,873	10,873	6,905	6,905	2,624	2,624

	139,594	140,028	105,252	106,061	97,358	98,071

Investment debt securities include government securities held as part of the Group’s treasury management portfolio for asset and liability, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investments listed and unlisted corporate securities. Investment securities are valued at cost, adjusted for the amortisation of premiums or discounts to redemption, less any provision for diminution in value.

Other securities comprise dealing securities which are valued at market value.

Bank and building society certificates of deposit are freely negotiable and have original maturities of up to five years, but are typically held for shorter periods.

A further analysis of the book value and valuation of securities is given in Notes 16 and 17 to the accounts on pages 137 and 138.

Financial review
Securities

In addition to UK government securities shown above, at 31st December 2004 and 2003 the Group held the following government securities which exceeded 10% of shareholders’ funds.

	2004		2003
	Book value	Valuation	Book value	Valuation
	£m	£m	£m	£m

United States government securities	14,334	14,349	10,155	10,203
Japanese government securities	8,494	8,512	9,802	9,806
Italian government securities	6,900	6,930	5,770	5,835
German government securities	6,215	6,229	4,468	4,504
French government securities	3,035	3,035	2,674	2,697
Spanish government securities	2,597	2,631	2,594	2,650

Maturities and yield of investment debt securities

	Maturing within		Maturing after one but		Maturing after five but		Maturing after
	one year:		within five years:		within ten years:		ten years:
										Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	yield
	£m	%	£m	%	£m	%	£m	%	£m	%

Government	2,271	3.1	5,660	3.5	3,609	3.9	337	0.8	11,877	3.5
Other public bodies	9	–	12	–	–	–	–	–	21	–
Other issuers	9,080	3.7	13,883	2.8	670	4.4	4,226	3.7	27,859	3.3

Total book value	11,360	3.6	19,555	3.0	4,279	4.0	4,563	3.5	39,757	3.3

Total valuation	11,379		19,660		4,346		4,586		39,971

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31st December 2004 by the book value of securities held at that date. Yields on certain US securities, which are exempt from tax, have been calculated using interest income adjusted to reflect a taxable equivalent basis.

Barclays PLC Annual Report 2004

Financial review

Life assurance business

Life Assurance business

The Group has life businesses operating in the UK and through its French and Spanish subsidiaries in Spain, Portugal and France. The UK company has ceased to accept new business applications and did not write with profits contracts previously. The French and Spanish subsidiaries offer a diverse range of insurance products. As discussed in the section on Future UK accounting developments on page 115, the Group is expanding its disclosure in respect of the life business, in line with the Memorandum of Understanding entered into by the Accounting Standards Board, together with the Association of British Insurers and major insurers and bancassurers in the banking industry, following the publication of FRS 27 in December 2004.

Options and Guarantees

The Group’s life contracts do not contain options or guarantees that could confer material risk upon the company.

Capital position statement

Available capital resources for life business:	£m

Total shareholders’ funds in the life business	276
Fund for Future Appropriations (FFA) and other sources of capital	–
Conversion to regulatory basis	8

Total available capital resources	284
Less: surplus	(154)

Capital resource requirement	130

Reconciliation of capital resources:	£m

Shareholder capital available for life business (see above table)	284
Shareholders’ funds attributed to other businesses	17,133

Total shareholders’ funds (see Note 33 on page 153)	17,417

FFA and other capital resources available for life business (see above table)	–
Other capital resources attributable to other businesses	13,178

Total other capital resources	13,178

Total capital resources	30,595

Capital management and constraints on the transfer of capital

Capital resource requirements are assessed at company level in accordance with local laws and regulations. However, the aim is that each life fund should be able to meet its own liabilities. In the event that this should not be the case, shareholders’ funds attributed to businesses other than Life Insurance are available to meet liabilities of life business to the extent that they otherwise cannot be met. Conversely, there are some constraints in moving capital out of the life funds.

During 2003, Barclays restructured its UK retail life assurance businesses. This resulted in the transfer of Barclays Life to Woolwich Life, subsequently renamed Barclays Life, and the establishment of a reinsurance arrangement with Barclays Reinsurance Dublin Limited, a new subsidiary of Barclays Life. Under this arrangement Barclays Reinsurance Dublin Limited raised finance via a contingent loan which was ultimately funded partly by investors external to the Group and partly by the Group.

The capital management objective is to ensure that sufficient capital is in place to meet liabilities as they fall due. This is supported by risk management policies designed to manage key risks to the life business:

•	Credit risk;
•	Market risk;
•	Liquidity risk;
•	Operational risk; and
•	Insurance risk.

In managing risk, management considers the impact of key assumptions. Included in the capital management policies are the requirements to:

•	manage credit risk by adopting prudent parameters as constraints for investment managers and by diversifying reinsurance amongst a selection of well capitalised providers; and
•	hold a suitably diversified portfolio of admissible assets of a value sufficient to cover technical provisions and of appropriate currency, term, safety and yield to ensure that cash inflows from those assets will be sufficient to meet expected cash flows from its insurance liabilities as they fall due.

Although there are a number of factors influencing the capital position of the life business, the key factors include equity risk, inflation risk, mortality shock, and morbidity shock.

Liabilities are sensitive to a downturn in the economy and the investment market, such as increased mortgage protection claims, policy lapses and surrenders at a time when it is difficult to liquidate assets. Barclays has a policy to choose assets to match the nature and the term of the liability and this policy would continue to be applied to any changes in market conditions.

Financial review

Off balance sheet arrangements

Off Balance Sheet Arrangements

In the ordinary course of business and primarily to facilitate client transactions, the Group enters into off balance sheet arrangements with unconsolidated entities. These arrangements include the provision of guarantees on behalf of the Group’s customers, retained interests in assets which have been transferred to an unconsolidated entity and obligations arising out of variable interests in an unconsolidated entity.

Guarantees

In the normal course of business, the Group issues guarantees on behalf of its customers. In the majority of cases, Barclays will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, Barclays issues guarantees on its own behalf.

The main types of guarantees provided are financial guarantees given to banks and financial institutions on behalf of customers to secure loans, overdrafts and other banking facilities, including stock borrowing indemnities and standby letters of credit. Other guarantees provided include performance guarantees, advance payment guarantees, tender guarantees, guarantees to Customs and Excise and retention guarantees.

Further details on these guarantees are provided in Note 52 on page 207.

Special purpose entities

The off balance sheet arrangements entered into by the Group typically involve the use of special purpose entities (SPEs).

These are entities that are set up for a specific purpose and generally would not enter into an operating activity nor have any employees. The most common form of SPE involves the acquisition of financial assets that are funded by the issuance of securities to external investors, which have cash flows different from those of the underlying instruments. The repayment of these securities is determined by the performance of the assets acquired by the SPE. These entities form an integral part of many financial markets, and are important to the development of the securitisation markets and functioning of the US commercial paper market.

The consolidation approach to the SPEs is different under UK and US GAAP.

UK GAAP treatment

Under UK GAAP the financial statements are required to present a true and fair view, which includes reflecting the substance of the transactions and arrangements and not just the legal form.

Accordingly, the substance of any transaction with an SPE forms the basis for the treatment in the Group’s financial statements. When a Group company has transferred assets into an SPE, these assets should only be derecognised when the criteria within Financial Reporting Standard (FRS) 5 (Reporting the substance of transactions) are fully met.

An SPE is consolidated by the Group either if it meets the criteria of FRS 2 (Accounting for subsidiaries), or if the risk and rewards associated with the SPE reside with the Group, such that the substance of the relationship is that of a subsidiary. Financial data relating to entities consolidated on this latter basis is given in Note 47 on page 173.

US GAAP treatment

Under US GAAP, the Group determines whether it has a controlling financial interest in an entity by initially evaluating whether the entity is a variable interest entity (VIE), voting interest entity, or a qualifying special purpose entity (QSPE).

As defined in FASB interpretation (FIN) 46-R (Consolidation of Variable Interest Entities), VIEs are entities which lack one or more of the characteristics of a voting interest entity described below. FIN 46-R states that a controlling financial interest in an entity is present where an enterprise has a variable interest, or a combination of variable interests, that will absorb the majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The enterprise with a controlling financial interest is the primary beneficiary under FIN 46-R. Accordingly, the Group consolidates all VIEs in which it is the primary beneficiary, as described in Note 52.

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the rights to receive residual returns and the right to make decisions about the entity’s activities. Voting interest entities are evaluated for consolidation in accordance with Accounting Research Bulletin (ARB) 51. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest.

In accordance with SFAS 140 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), the Group does not consolidate QSPEs. QSPEs are passive entities that hold financial assets transferred to them by the Group and are commonly used in mortgage and other securitisation transactions.

The Group, in the ordinary course of business, and primarily to facilitate client transactions, has helped establish SPEs in various areas which are described below, along with their UK and US GAAP treatment:

Commercial paper conduits

The Group provides its clients with access to liquidity through the use of asset backed commercial paper programmes. These programmes involve the sale of financial assets by clients to entities which are, in effect, commercial paper conduits that then issue commercial paper to fund the purchases. The financial assets held by the conduits, which totalled £12,404m (2003: £12,650m) at 31st December 2004, normally take the form of consumer or trade receivables. Of the above amount, assets held by the conduits which have been originated by the Group amounted to £68m (2003: £192m) and have been reported on the Group’s balance sheet under UK GAAP. The remainder represents client assets in which the Group has no interest and which are not reported on the Group’s balance sheet at 31st December 2004. Certain administrative activities and the provision of liquidity and credit facilities to the programmes are performed by the Group under arm’s-length contracts that it, or the conduit’s independent board of directors, can terminate. Net fees received by the Group for performing these services amounted to £53m (2003: £58m). Under US GAAP these conduits are consolidated by the Group. This has minimal impact on net income, although assets increase by £12,336m (2003: £2,845m). The commitments to provide liquidity to these vehicles are a maximum of £16,296m, which would be required to be provided in the event of the conduits’ access to funding markets being restricted.

Further details of these transactions are provided in Note 52 on pages 202 and 203.

Credit structuring business

The Group structures investments with specific risk profiles which are attractive to investors. This business involves the sale by the Group of credit exposures based on an underlying portfolio of assets into SPEs,

Barclays PLC Annual Report 2004

often using credit derivative contracts. The assets are funded by issuing securities with varying terms. In accordance with UK GAAP, the Group does not recognise the assets and liabilities of these entities in its balance sheet once the securities that represent substantially all the risks and rewards associated with the SPE have been sold to third parties. Otherwise these are recognised in full. Under UK GAAP, as at 31st December 2004, the Group had consolidated gross assets of £2,024m (2003: £2,793m) in respect of these transactions. The Group’s net income for 2004 included an £8m profit (2003: £38m) generated by the relationship with these entities. Under US GAAP, as at 31st December 2004, the Group had consolidated gross assets of £2,343m (2003: £2,877m). The summarised results of these entities under UK GAAP are given in Note 47 on page 173.

Asset securitisations

The Group assists companies with the formation of asset securitisations. These entities have minimal equity and rely on funding in the form of notes to purchase the assets for securitisation. The Group provides financing in the form of senior notes and/or junior notes and may also provide derivatives to the SPE. The Group has also used SPEs to securitise part of its originated and purchased retail and commercial lending portfolios and credit card receivables. Following the sale of these assets to the securitisation vehicles, the Group may retain servicing rights and an interest in the residual income of the SPEs.

Under UK GAAP, the SPEs are consolidated as quasi-subsidiaries where the Group has the risks and rewards of the transaction. Under UK GAAP, as at 31st December 2004, gross assets of £7,168m (2003: £6,717m) were consolidated. Where junior notes and certain derivative contracts are provided by the Group, the Group may be the primary beneficiary under FIN 46-R and would be required to consolidate these SPEs. Under US GAAP, as at 31st December 2004, the Group had consolidated gross assets of £3,925m (2003: £7,178m) in respect of these transactions in which the Group is determined to be the primary beneficiary. Certain of the entities used are QSPEs in accordance with SFAS 140 and, where this is the case, the securitised assets are deemed to have been sold and consolidation of the QSPE is not required. This results in the derecognition of assets of £7,660m as at 31st December 2004 (2003: £2,350m).

Further details are included in Notes 14 and 47 on pages 133 and 173.

Asset realisations

The Group establishes SPEs to facilitate the recovery of banking facilities in circumstances where the borrower has suffered financial loss. Under US GAAP, as at 31st December 2004, the Group had recognised assets of £68m (2003: £nil) in respect of the transactions. These entities are not consolidated under UK GAAP.

Client intermediation

The Group is involved in structuring transactions as a financial intermediary to meet investor and client needs. These transactions involve entities structured by either the Group or the client and they are used to modify cash flows of third party assets to create investments with specific risk or return profiles or to assist clients in the efficient management of other risks. The Group also invests in lessor entities specifically to acquire assets for leasing.

Client intermediation also includes arrangements to fund the purchase or construction of specific assets (most common in the property industry).

Where the Group has the risks and rewards, the SPEs are consolidated either as quasi-subsidiaries under UK GAAP or as VIEs under US GAAP, with assets of £216m as at 31st December 2004 (2003: £5,740m). Certain entities that are consolidated in accordance with FRS 2 under UK GAAP are deconsolidated under US GAAP where the Group is not the primary beneficiary. The impact on the Group’s total assets is a reduction of £2,699m (2003: £43m).

Fund management

The Group provides asset management services to a large number of investment entities on an arm’s-length basis and at market terms and prices. The majority of these entities are investment funds that are owned by a large and diversified number of investors.

In addition, there are various partnerships, funds and open-ended investment companies that are used by a limited number of independent third parties to facilitate their tailored private equity, debt securities or hedge fund investment strategies. These entities have assets under management of £284m (2003: £290m). The Group has acquired interests in these entities, which are included within debt securities or equity shares, but the entities are not consolidated under UK or US GAAP because the Group does not own either a significant portion of the equity, or the risks and rewards inherent in the assets. Some £4m (2003: £2m) of net income relates to transactions with these entities.

The gross assets of the SPEs described above, which would require consolidation before the impact of intercompany eliminations under UK and US GAAP, are included in the table below.

	2004		2003
	Assets	Assets	Assets	Assets
	consolidated	consolidated	consolidated	consolidated
	under UK GAAP	under US GAAP	under UK GAAP	under US GAAP
	£m	£m	£m	£m

Commercial paper conduits	68	12,404	192	12,650
Credit structuring	2,024	2,343	2,793	2,877
Asset securitisations	7,168	3,925	6,717	7,178
Asset realisations	–	68	–	–
Client intermediation(a)	216	216	5,740	5,740

Note
(a)	Certain entities which are consolidated in accordance with FRS 2 under UK GAAP are deconsolidated under US GAAP where the Group is not the primary beneficiary. The impact on the Group’s total assets is a reduction of £2,699m (2003: £43m).

Further disclosure of the Group’s involvement with entities of this and similar nature under US GAAP are given in Note 52 on pages 202 and 203.

Intentionally left blank.

Barclays PLC Annual Report 2004

US Audit Report of the Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Barclays PLC and Barclays Bank PLC

We have audited the accompanying consolidated financial statements of Barclays PLC and its subsidiary undertakings on pages 110 to 209 and Barclays Bank PLC and its subsidiary undertakings on pages 214 to 223. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barclays PLC and its subsidiary undertakings and Barclays Bank PLC and its subsidiary undertakings at 31st December 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended 31st December 2004 in accordance with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended 31st December 2004 and the determination of consolidated shareholder’s equity at 31st December 2004 and 2003 to the extent summarised in Note 52 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom, 10th March 2005

Consolidated accounts Barclays PLC

Accounting policies

Accounting Policies

Summary of Significant Accounting Policies

(a) Accounting convention

The accounts have been prepared under the historical cost convention, as modified by the revaluation of certain properties, assets held for dealing purposes, assets held in the long-term assurance business and the investment in Barclays Bank PLC in the balance sheet of Barclays PLC. They are prepared in accordance with applicable accounting standards of the UK Accounting Standards Board (ASB) and pronouncements of its Urgent Issues Task Force (UITF) and with the Statements of Recommended Accounting Practice (SORPs) issued by the British Bankers’ Association (BBA) and the Finance and Leasing Association (FLA).

The SORP issued by the Association of British Insurers (ABI) addresses the accounting and disclosure of insurance business for insurance undertakings. Barclays is primarily a banking group, not an insurance group, and prepares accounts in accordance with Schedule 9 of the Companies Act 1985. The ABI SORP does not specifically address the accounting for long-term assurance business in this context. In line with other such banking groups, Barclays uses the embedded value method to measure the shareholders’ interest in its long-term assurance business, which is consistent with the alternative measurement method described in guidance issued by the ABI ‘Supplementary Reporting for Long-Term Insurance Business’ and is considered more relevant than the modified statutory solvency basis for describing the financial position and current performance of the business.

Changes to the accounting policies described in the 2003 Annual Report are set out on page 115.

(b) Consolidation and format

The consolidated accounts have been prepared in compliance with Sections 230, 255, 255A and 255B of, and Schedule 9 to, the Companies Act 1985 (the Act). The profit and loss account and balance sheet of Barclays PLC have been prepared in compliance with Section 226 of, and Schedule 4 to, the Act.

The consolidated accounts include the accounts of Barclays PLC and its subsidiary undertakings made up to 31st December. Entities that do not qualify as subsidiaries but which give rise to benefits that are, in substance, no different from those that would arise were the entity a subsidiary, are included in the consolidated accounts. Details of the principal subsidiary undertakings are given in Note 50. In order to reflect the different nature of the shareholders’ and policyholders’ interests in the retail long-term assurance business, the value of the long-term assurance business attributable to shareholders is included in Other Assets and the assets and liabilities attributable to policyholders are classified under separate headings in the consolidated balance sheet.

As the consolidated accounts include partnerships where a Group member is a partner, advantage has been taken of the exemption given by Regulation 7 of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 with regard to the preparation and filing of individual partnership accounts.

Equity minority interests in the balance sheet represent the interests of third parties in the equity shares of the Group subsidiary undertakings.

(c) Shares in subsidiary undertakings

Barclays PLC’s investment in Barclays Bank PLC, together with Barclays Bank PLC’s investments in subsidiary undertakings, are stated at the amount of the underlying net asset, including attributable goodwill. Changes in the value of the net assets are accounted for as movements in the revaluation reserve.

(d) Interests in associated undertakings and joint ventures

An associated undertaking generally is one in which the Group’s interest is more than 20% and no more than 50% and where the Group exercises a significant influence over the entity’s operating and financial policies. A joint venture is one where the Group holds an interest on a long-term basis and which is jointly controlled by the Group and one or more other parties. The profit and loss account includes income from interests in associated undertakings and joint ventures based on accounts made up to dates not earlier than three months before the balance sheet date. Interests in associated undertakings and joint ventures are included in the consolidated balance sheet at the Group’s share of the book value of the net assets of the undertakings concerned plus unamortised goodwill arising on the acquisition of the interest.

In the ordinary course of the private equity business the Group makes investments that might be classified as joint ventures. As required by FRS 9 ‘Associates and Joint Ventures’, these investments are accounted for at cost, less any provision for impairment. This is a departure from the requirements of the Companies Act 1985 which requires joint ventures to be accounted for using the equity method of accounting. The Directors believe that this departure is necessary to present a true and fair view of these investments. Accounting for these investments in accordance with the Companies Act would increase ‘Interests in joint ventures – share of gross assets’ by £281m, ‘Interests in joint ventures – share of gross liabilities’ by £149m and ‘Loss from joint ventures’ by £1m.

(e) Goodwill

Goodwill may arise on the acquisition of subsidiary and associated undertakings and joint ventures. It represents the excess of cost over fair value of the Group’s share of net assets acquired.

In accordance with Financial Reporting Standard (FRS) 10, goodwill is capitalised as an intangible asset and amortised through the profit and loss account over its expected useful economic life. For acquisitions prior to 1st January 1998, the Group accounting policy had been to write-off goodwill directly to reserves. The transitional arrangements of FRS 10 allow this goodwill to remain eliminated. In the event of a subsequent disposal, any goodwill previously charged directly against reserves prior to FRS 10 will be written back and reflected in the profit and loss account.

The useful economic life of the goodwill is determined at the time of the acquisition giving rise to it by considering the nature of the acquired business, the economic environment in which it operates and period of time over which the value of the business is expected to exceed the values of the identifiable net assets. For acquisitions in less mature economic environments, goodwill is generally considered to have a useful economic life of five years. For all other acquisitions, goodwill is generally expected to have a useful economic life of 20 years. In all cases, goodwill is amortised over its useful economic life and is subject to regular review as set out in policy (k).

Barclays PLC Annual Report 2004

For the purpose of calculating goodwill, fair values of acquired assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.

(f) Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at rates of exchange ruling on the balance sheet date. Overseas profits and losses are translated into sterling at average rates of exchange for the year. Profits arising in areas experiencing hyperinflation are adjusted to recognise its effect on the worth of the working capital employed. Exchange differences arising from the application of closing rates of exchange to the opening net assets held overseas, the retranslation of the result for the year from the average rate to the closing rate and to related foreign currency borrowings are taken directly to reserves. All other exchange profits and losses, which arise from normal trading activities, are included in the profit and loss account.

(g) Shareholders’ interest in the retail long-term assurance fund

The value of the shareholders’ interest in the Group’s retail long-term assurance business represents an estimate of the net present value of the profits inherent in the in-force policies, based on the advice of qualified actuaries, together with the surplus retained within the long-term assurance funds. This value is calculated after tax. Changes in the value placed on the long-term assurance business attributable to shareholders are included in the profit and loss account.

For the purpose of presentation, the change in value is grossed up at the effective rate of corporation tax.

In estimating the net present value of the profits inherent in the in-force policies, the calculations use assumptions for economic parameters (future investment returns, expense inflation and risk discount rate), taxation, mortality, persistency, expenses and the required levels of regulatory and solvency capital. Each of these assumptions is reviewed annually. The returns on fixed interest investments are set to market yields at the period end. The returns on UK and overseas equities and property are set to fixed interest returns plus a margin to reflect the additional return expected on each of these investments. The calculations are based on the market value of assets at the period end. The expense inflation assumption is based on long-term expectations of both earnings and retail price inflation. The risk discount rate is set to market yields on Government securities plus a margin to allow for the risks borne. The mortality, persistency and expense assumptions are chosen to represent best estimates of future experience and are based on current business experience. No credit is taken for favourable changes in experience unless it is reasonably certain to be delivered. The projected tax charges and the required levels of regulatory and solvency capital are based on current legislation.

(h) Revenue recognition

Interest income is recognised in the profit and loss account as it accrues, with the exception of interest on non-performing loans as set out in accounting policy (l) on page 112.

Fee income relating to loans and advances is recognised in the profit and loss account to match the cost of providing a continuing service, together with a reasonable profit margin. Where a fee is charged in lieu of interest, it is recognised in the profit and loss account as interest receivable on a level yield basis over the life of the advance. Fees and commissions receivable in respect of all other services provided are recognised in the profit and loss account when the related services are performed and when considered recoverable.

Income arises from the margins which are achieved through market-making and customer business and from changes in market value caused by movements in interest and exchange rates, equity prices and other market variables. Trading positions are valued on a mark to market basis. The resulting income is included in dealing profits along with interest and dividends arising from long and short positions and funding costs relating to trading activities.

(i) Lending related fees and commissions payable and incentives

Fees and commissions payable to introducers in respect of obtaining certain lending business, where this is the primary form of distribution, are charged to the profit and loss account as fees and commissions payable, over the anticipated life of the loans.

The costs of mortgage incentives, which comprise cashbacks and interest discounts, are charged to the profit and loss account as a reduction to interest receivable as incurred.

The amount of a fee payable by a borrower representing an insurance premium, in respect of high loan to value UK residential secured loans is deferred and included in accruals and deferred income in the Group balance sheet. Deferred income is released to the profit and loss account over the average life of the loan.

(j) Tangible fixed assets

Tangible fixed assets are carried at original cost or, for certain properties, at subsequent valuation, less related depreciation, calculated on the revalued amount where appropriate. Following the introduction of FRS 15 in 2000, the revalued book amounts are retained without subsequent revaluation, subject to the requirement to test for impairment.

Tangible fixed assets are depreciated on a straight-line basis over their useful economic lives at the following annual rates:

Freehold buildings and long-leasehold property (more than 50 years to run)	2%
Leasehold property	over the remaining
(less than 50 years to run)	life of the lease
Costs of adaptation of freehold and leasehold property(a)	10%
Equipment installed in freehold and leasehold property(a)	10%
Computers and similar equipment	20%-33%
Fixtures and fittings and other equipment	20%

Note
(a)	Where a leasehold has a remaining useful life of less than ten years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

Consolidated accounts Barclays PLC
Accounting policies

The Group selects its depreciation rates carefully and reviews them regularly to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

No depreciation is provided on freehold land.

(k) Impairment

Tangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11 if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realisable value and value in use. Net realisable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the profit and loss account in the period in which it occurs. If the occurrence of an external event gives rise to a reversal of an impairment loss, the reversal is recognised in the profit and loss account and by increasing the carrying amount of the fixed asset or goodwill in the period in which it occurs. The carrying amount of the fixed asset or goodwill will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income generating units are identified as groups of assets, liabilities and associated goodwill that generate income that is largely independent of other income streams. The assets and liabilities include those directly involved in generating the income and an appropriate proportion of those used to generate more than one income stream.

(l) Loans and Advances

Loans and advances, other than those held in a dealing portfolio, are recorded in the balance sheet at cost, less interest in suspense debited to the customer’s account, specific and general provisions. Advances held in a dealing portfolio for the purpose of trading on a secondary market are valued at the lower of cost and market value. Market values are based on independent price quotations.

Specific provisions are raised when the Group considers that the creditworthiness of a borrower has deteriorated such that the recovery of the whole or part of an outstanding advance is in serious doubt. For larger accounts, this is done on an individual basis, by taking into account relevant considerations that have a bearing on expected cashflows, although scope exists within the retail businesses, where the portfolio comprises homogeneous assets and where statistical techniques are appropriate, to raise specific provisions on a portfolio basis.

General provisions are raised to cover losses which are judged to be present in loans and advances at the balance sheet date, but which have not been specifically identified as such. These provisions are adjusted at least half yearly by an appropriate charge or release of general provision based on a statistical analysis. The accuracy of this analysis is periodically assessed against actual losses.

Gradings are used to rate the credit quality of borrowers. Each grade corresponds to an Expected Default Frequency and is calculated by using manual or computer driven score-sheets validated by an analysis of the Group’s own historical data. This grade can be derived from different sources depending upon the borrower (e.g. internal model, credit rating agency). The general provision also takes into account the economic climate in the market in which the Group operates and the level of security held in relation to each category of counterparty. The general provision includes a specifically identified element to cover country transfer risk calculated on a basis consistent with the overall general provision calculation. General provisions are created with respect to the recoverability of assets arising from off balance sheet exposures in a manner consistent with the general provisioning methodology.

The aggregate specific and general provisions which are made during the year, less amounts released and recoveries of bad debts previously written off, are charged against operating profit and are deducted from loans and advances. Impaired lendings are written off against the balance sheet asset and provision in part, or in whole, when the extent of the loss incurred has been confirmed.

If the collection of interest is doubtful, it is credited to a suspense account and excluded from interest income in the profit and loss account, although it continues to be charged to the customers’ accounts. The suspense account in the balance sheet is netted against the relevant loan. If the collection of interest is considered to be remote, interest is no longer applied and suspended interest is written off. Loans on which interest is suspended are not reclassified as accruing interest until interest and principal payments are up to date and future payments are reasonably assured.

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the original advance updated as at the date of the exchange. Any subsequent impairment is accounted for as a specific provision.

(m) Debt Securities and Equity Shares

Investment securities are debt securities and equity shares intended for use on a continuing basis by the Group and identified as such. Investment securities are stated at cost less any provision for impairment. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts on purchase over the period to redemption. The amortisation of premiums and discounts is included in interest receivable.

Other debt securities and equity shares are stated at market value and profits and losses arising from this revaluation are taken directly to the profit and loss account through dealing profits. Listed securities are valued based on market prices, with long positions at bid and short positions at offer price. Unlisted securities are valued based on the Directors’ estimate, which takes into consideration discounted cash flows, price earnings ratios and other valuation techniques.

In the case of private equity investments, listed and unlisted investments are stated at cost less any provision for impairment.

Investment and other securities may be lent or sold subject to a commitment to repurchase them. Securities lent or sold are retained on the balance sheet where substantially all the risks and rewards of

Barclays PLC Annual Report 2004

ownership remain with the Group. Similarly, securities purchased subject to a commitment to resell are treated as collateralised lending transactions where the Group does not acquire the risks and rewards of ownership.

(n) Pensions and Other Post-retirement Benefits

The Group provides pension plans for employees in most parts of the world. Arrangements for staff retirement benefits in overseas locations vary from country to country and are made in accordance with local regulations and customs. For defined contribution schemes, the pension cost recognised in the profit and loss account represents the contributions payable to the scheme. The majority of UK staff are members of The Barclays Bank UK Retirement Fund (the UKRF) which comprises five sections. These are a defined benefit scheme (the 1964 Pension Scheme) and a defined contribution scheme (the Retirement Investment Scheme), which are both now closed to new members, a hybrid scheme, afterwork, and a defined contribution scheme, the Pension Investment Plan. Details are set out in Note 4. Other UK staff are covered by broadly comparable schemes which are accounted for on a comparable basis. The assets of the UKRF are held separately from the assets of the Group and are administered by a trustee. The pension cost for the defined benefit scheme is assessed in accordance with the advice of a qualified actuary, using the projected unit method. Variations from the regular cost are allocated over the expected average service lives of current employees. Provisions for pensions arise when the profit and loss account charge exceeds the contribution to the scheme as a result of actuarial valuations. These provisions will be eliminated over the estimated service lives of the employees. The basis of estimation is set out in Note 4 on page 126. The Group also provides post-retirement health care to certain staff and pensioners in the UK and US. Where appropriate, provisions for post-retirement benefits are raised on a basis similar to that detailed for defined benefit pension schemes. Where an actuarial basis is not appropriate, provisions are recognised in accordance with the policy on non-credit risk provisions (see (q) below).

(o) Finance Leases

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, other than legal title, are classified as finance leases. Finance lease receivables are included in loans and advances to customers. Gross earnings under finance leases are allocated to accounting periods in such a way as to give a constant periodic rate of return on the net cash investment. Finance lease receivables are stated at the cost of the equipment, including gross earnings to date, less rentals received to date.

(p) Deferred Tax

Deferred tax is provided in full in respect of timing differences that have originated but not reversed at the balance sheet date. Timing differences are differences between the Group’s taxable profits and its results as stated in the accounts that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. Deferred tax is not provided on permanent differences. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recoverable. Deferred tax is not provided on the unremitted earnings of subsidiary undertakings, joint ventures and associated undertakings except to the extent that dividends have been accrued or a binding agreement to distribute past earnings in the future has been entered into.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is not discounted.

(q) Non-credit Risk Provisions

Provisions are recognised for present obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation and it can be reliably estimated.

When a leasehold property ceases to be used in the business, provision is made where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated income. The provision is discounted using market rates to reflect the long-term nature of the cash flows.

When the Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by starting to implement the plan or announcing its main features, provision is made for the anticipated cost of the restructuring, including redundancy costs. The provision raised is normally utilised within 12 months.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed unless they are remote.

(r) Derivatives

Derivatives are used to hedge interest, exchange rate, commodity and equity exposures related to non-trading positions. Instruments used for hedging purposes include swaps, equity derivatives, forward rate agreements, futures, options and combinations of these instruments. In addition, the use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities. Derivatives entered into for trading purposes include swaps, equity derivatives, credit derivatives, commodity derivatives, forward rate agreements, futures, options and combinations of these instruments.

Derivatives used for asset and liability management purposes

Derivatives used for hedging purposes are measured on an accruals basis consistent with the assets, liabilities, positions or future cash flows being hedged. The gains and losses on these instruments (arising from changes in fair value) are not recognised in the profit and loss account immediately as they arise. Such gains are either not recognised in the balance sheet or are recognised and carried forward. When the hedged transaction occurs, the gain or loss is recognised in the profit and loss account at the same time as the hedged item.

Consolidated accounts Barclays PLC
Accounting policies

The criteria required for a derivative instrument to be classified as a designated hedge are that:

(i) the transaction must be reasonably expected to match or eliminate a significant proportion of the risk inherent in the assets, liabilities, other positions or cash flows being hedged and which results from potential movements in market rates and credit risk; and

(ii) adequate evidence of the intention to hedge and linkage with the underlying risk inherent in the assets, liabilities, other positions or cash flows being hedged, must be established at the outset of the transaction.

Designated hedges are reviewed for effectiveness by regular tests to determine that the hedge is closely negatively correlated to the designated hedged position in each and every identified time band in the maturity profile.

Profits and losses on interest rate swaps and options entered into for hedging purposes are measured on an accrual accounting basis, included in the related category of income and expense and reported as part of the yield on the hedged transaction. Amounts paid or received over the life of futures contracts are deferred until the contract is closed; accumulated deferred amounts on futures contracts and settlement amounts paid or received on forward contracts are accounted for as elements of the carrying value of the associated instrument, affecting the resulting yield.

A premium paid or received in respect of a credit derivative hedging an asset or liability is amortised over the life of the protection purchased or sold against either interest payable or interest receivable. Where a credit event occurs which triggers a recovery under the credit derivative, then the recovery will be offset against the profit and loss charge on the underlying asset or liability.

Foreign exchange contracts which qualify as hedges of foreign currency exposures, including positions relating to investments the Group makes outside the UK, are retranslated at the closing rate with any forward premium or discount recognised over the life of the contract in net interest income.

Profits and losses related to qualifying hedges, including foreign exchange contracts, of firm commitments and probable anticipated transactions are deferred and recognised in income or as adjustments to carrying amounts when the hedged transactions occur.

Hedging transactions that are superseded or cease to be effective are measured at fair value. Any profit or loss on these transactions, together with any profit or loss arising on hedging transactions that are terminated prior to the end of the life of the asset, are deferred and amortised into interest income or expense over the remaining life of the item previously being hedged.

When the underlying asset, liability position or cash flow is terminated prior to the hedging transaction, or an anticipated transaction is no longer likely to occur, the hedging transaction is measured on the fair value accounting basis, as described in the section on derivatives used for trading purposes below, prior to being transferred to the trading portfolio. The profit or loss arising from the fair value measurement prior to the transfer to the trading portfolio is included in the category of income or expense relating to the previously hedged transaction.

Derivatives used for trading purposes

Derivatives entered into as trading transactions, together with any associated hedging, are measured at fair value and the resultant profits and losses are included in dealing profits, along with interest and dividends arising from long and short positions and funding costs relating to trading activities. Assets and liabilities resulting from gains or losses on derivative and foreign exchange contracts are reported gross in other assets or liabilities, reduced by the effects of qualifying netting agreements with counterparties.

The fair value of derivatives is determined by calculating the expected cash flows under the terms of each specific contract, discounted back to a present value. The expected cash flows for each contract are determined either directly by reference to actual cash flows implicit in observable market prices or through modelling cash flows using appropriate financial-markets pricing models.

The effect of discounting expected cash flows back to present value is achieved by constructing discount curves derived from the market price of the most appropriate observable interest rate products such as deposits, interest rate futures and swaps. In addition, the Group maintains fair value adjustments reflecting the cost of credit risk (where this is not embedded in the fair value), hedging costs not captured in pricing models, future administration costs associated with ongoing operational support of products as well as adjustments to reflect the cost of exiting illiquid or other significant positions.

(s) Collateral and Netting

The Group enters into master agreements with counterparties whenever possible and, when appropriate, obtains collateral. Master agreements provide that, if an event of default occurs, all outstanding transactions with the counterparty will fall due and all amounts outstanding will be settled on a net basis.

Where the amounts owed by both the Group and the counterparty are determinable and in freely convertible currencies, and where the Group has the ability to insist on net settlement which is assured beyond doubt, and is based on a legal right under the netting agreement that would survive the insolvency of the counterparty, transactions with positive fair values are netted against transactions with negative fair values.

The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer’s assets and gives the Group a claim on these assets for both existing and future liabilities.

The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts, and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the balance sheet. Collateral received in the form of cash is recorded on the balance sheet with a corresponding liability or asset. These items are assigned to deposits received from bank or other counterparties in the case of cash collateral received, and to loans and advances to banks or customers in the case of cash collateral paid away. Any interest payable or receivable arising is recorded as interest payable or interest income respectively.

Barclays PLC Annual Report 2004

(t) Credit Related Instruments

The Group treats credit related instruments (other than credit derivatives) as contingent liabilities and these are not shown on the balance sheet unless, and until, the Group is called upon to make a payment under the instrument. Assets arising from payments to a third party where the Group is awaiting reimbursement from the customer, are shown on the balance sheet where reimbursement is considered to be virtually certain. Fees received for providing these instruments are taken to profit over the life of the instrument and reflected in fees and commissions receivable.

(u) Sale and Repurchase Agreements (including Stock Borrowing and Lending)

The Group enters into sale and repurchase agreements, including stock lending arrangements (repos), and purchase and resale agreements, including stock borrowing arrangements (reverse repos). Under a repo (sale and repurchase agreement) an asset is sold (or lent) to a counterparty with a commitment to repurchase (or return) the assets at a future date at an agreed price. A reverse repo is the same transaction from the opposite viewpoint. The cash legs of these transactions are included within loans and advances to banks, loans and advances to customers, deposits by banks and customer accounts. The Group aims to earn net interest income and dealing profits from these activities, as well as funding its own holdings of securities. The difference between sale and repurchase and purchase and resale prices for such transactions, including dividends received where appropriate, is charged or credited to the profit and loss account over the life of the relevant transactions.

(v) Securitisation Transactions

Certain Group undertakings have issued debt securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. In accordance with FRS 5, these balances are either accounted for on the basis of linked presentation or through separate recognition of the gross assets and related funding.

(w) Capital Instruments

Debt securities in issue and similar securities are stated at the net issue proceeds adjusted for amortisation of premiums, discounts and expenses related to their issue where the liability is a fixed amount. Where the liability fluctuates, based on, for example, the performance of an index then the debt security reflects the current value of the liability.

Loan capital in issue is stated at the net issue proceeds adjusted for amortisation of premiums, discounts and expenses related to their issue. Amortisation is calculated in order to achieve a constant yield across the life of the instrument.

(x) Internally Developed Software

The Group’s general policy is to write-off such expenditure as incurred except where the software is required to facilitate the use of new hardware. Capitalised amounts are recorded as tangible fixed assets.

Changes in Accounting Policy

A change in accounting policy arose from the adoption in 2004 of UITF Abstract 38 (UITF 38), ‘Accounting for ESOP trusts’. UITF 38 requires Barclays PLC shares held in Employee Share Ownership Plans (ESOP) trusts to be accounted for as a deduction in arriving at shareholders’ funds, rather than as assets. The balance sheet for December 2003 has been restated accordingly, and other assets and shareholders’ funds have been reduced by £153m at 31st December 2004 (2003: £99m, 2002: £55m). There was no impact on the 2003 or 2004 profit and loss account.

There have been no other significant changes to the accounting policies as described in the 2003 Annual Report.

Future UK Accounting Developments

During 2004 the Accounting Standards Board (ASB) issued seven new Financial Reporting Standards, FRS 20 to FRS 26, as part of its convergence programme between UK GAAP and International Financial Reporting Standards (IFRS). These new UK standards, which are not effective until 2005, will not impact the Group, because of the conversion to IFRS in 2005, as discussed below.

In December 2004 the ASB issued FRS 27 ‘Life Assurance’. Following feedback received in response to the exposure draft issued in July 2004, the ASB has deferred implementation of the standard until 2005. However, in line with the Memorandum of Understanding entered into by the ASB, together with the Association of British Insurers and major insurers and bancassurers, Barclays is making additional voluntary disclosure in respect of its life assurance business on page 105.

International Financial Reporting Standards

By Regulation, the European Union (EU) has agreed that virtually all listed companies must use International Financial Reporting Standards (IFRS) adopted for use in the EU in the preparation of their 2005 consolidated accounts. Barclays will comply with this Regulation. The objective is to improve financial reporting and enhance transparency to assist the free flow of capital throughout the EU and to improve the efficiency of the capital markets.

The Group commenced a programme of work in 2002, initially identifying the differences between IFRS and existing UK standards based on the requirements then in force. This led to a programme of work led centrally, but involving all the businesses and functions, to change systems and processes and to provide training so as to ensure that the Group can meet the requirements fully in 2005. In addition, the programme is assisting the businesses and functions to consider and address the wider business impact of the change in reporting in the EU. This work is nearing completion. Conversion work, including reviewing the accuracy of the opening balances, will continue during 2005.

Consolidated accounts Barclays PLC
Accounting policies

Although many of the uncertainties concerning whether and how the standards will be adopted for use in the EU have been resolved, some questions remain, particularly regarding the endorsement of amendments to standards and to interpretations issued in the second half of 2004. In addition, how IFRS financial statements will be interpreted for tax and regulatory capital purposes remains subject to some uncertainty, with the regulatory capital requirements not expected to be finalised before April 2005 and the tax treatment of the first time adoption adjustments not determined until later. However, the programme is following normal project controls and change management and the Group is on track to meet all requirements for financial reporting in 2005.

Barclays held briefings and issued a presentation in December 2004 that set out the main impacts of the conversion to IFRS and explained the policy choices that the Group had made.

The main impacts of the standards, as described in the briefings, are:

•	Hedge accounting (IAS 39) – as permitted by the EU, the hedge accounting requirements of IAS 39 will be applied in full. Both cash flow hedge accounting and micro fair value hedge accounting will be used resulting in all hedging derivatives being carried at fair value, equity volatility with respect to cash flow hedge accounting and any hedge ineffectiveness being reflected immediately in income.
•	Classification of instruments (IAS 39) – UK GAAP requires the separate classification of financial assets between banking book and trading book. Under IFRS, financial assets will be classified as: held to maturity; loans and receivables (carried at amortised cost less impairment); held for trading and fair valued through income; or available for sale and fair valued through equity. Financial liabilities held for trading will be fair valued through income. The fair value option is not currently available for other financial liabilities under EU law.
•	Balance sheet gross up (IAS 32/39/27) – the IFRS netting rules coupled with the consolidation requirements will result in significant grossing up of the balance sheet, including certain conduit vehicles and funds under management being included on balance sheet, no linked presentation for securitisations and line by line consolidation of insurance subsidiaries.
•	Funding instruments (IAS 32) – Reserve Capital Instruments and other Upper Tier 2 instruments that contain no obligation to pay coupon or interest will be reclassified from debt to equity.
•	Goodwill (IFRS 3) – rather than being subject to systematic annual amortisation, goodwill arising on consolidation will be tested for impairment each year. Future acquisitions will give rise to more intangible assets that are subject to amortisation and potentially less goodwill.

•	Effective interest rate (IAS 39) – rather than interest-related fees and costs being recognised as earned or incurred, all interest and interest-related fees and costs will be recognised at a constant rate over the expected life of the related financial instruments. Such fees and costs will also be included in net interest rather than in fees and commissions.
•	Loan impairment (IAS 39) – provisions will be raised where there is objective evidence of impairment and determined based on the expected cash flows discounted at the loan’s original effective interest rate. Opening impairment stock is expected to be broadly in line with UK GAAP provisions stock.
•	Share-based payments (IFRS 2) – an annual charge for share options and other share-based payments will be determined based on the fair value of options granted spread over the vesting period.
•	Pensions (IAS 19) – the initial pension surpluses or deficits will be recognised in the opening balance sheet resulting in a significant reduction in shareholders’ funds compared with the previous UK GAAP approach which relied on the actuarial funding valuations.
•	Dividends (IAS 10) – rather than being accrued as a liability when declared, dividends will be recognised when paid.
•	Life fund (IFRS 4/IAS 39) – although IFRS permits embedded value accounting to be used for insurance contracts, all embedded value will be reversed on adoption of IFRS, whether it relates to investment products or insurance products, resulting in a reduction in shareholders’ funds.
•	Software capitalisation (IAS 38) – internally generated computer software will be recognised on balance sheet and amortised over its useful economic life.
•	Guarantees (IAS 39) – issued guarantees will be recognised initially on balance sheet at fair value resulting in a small reduction in shareholders’ funds.
•	Leasing (IAS 17) – the income recognition profile for finance leases is different under IFRS with revenue typically being recognised later.
•	De-recognition of liabilities (IAS 39) – liabilities can only be removed from the balance sheet when they are legally extinguished.

The restated 2004 IFRS results, excluding the impact of IAS 32 and IAS 39 on financial instruments and IFRS 4 on insurance contracts, and the opening 2005 IFRS balance sheet, including these standards, will be issued in the second quarter of 2005. The first results on a full IFRS basis will be provided for the June 2005 half year.

Barclays PLC Annual Report 2004

Consolidated accounts Barclays PLC

Accounting presentation

Changes in Accounting Presentation

The prior period presentation has, where appropriate, been restated to conform with current year classification, and the change in accounting policy discussed above.

US GAAP

Significant differences exist between accounting principles generally accepted in the UK and those generally accepted in the US. The effect of US GAAP on attributable profit and shareholders’ funds of Barclays PLC is set out in Note 52.

Analyses by Geographical Segments and Classes of Business

The analyses by geographical segment are generally based on the location of the office recording the transaction.

Acquisitions

In April 2002, Barclaycard acquired the UK Providian credit card business.

In October 2002, Barclays and Canadian Imperial Bank of Commerce completed the combination of their retail, corporate and offshore banking operations in the Caribbean to create FirstCaribbean International Bank (FirstCaribbean). Barclays interest in the new entity has been accounted for as an associated undertaking. The transaction resulted in a gain for Barclays of £206m (recognised in the Statement of total recognised gains and losses) consequent on the disposal of a share of its Caribbean operations. The acquisition of a share of CIBC West Indies Holding Limited generated goodwill in Barclays of £131m.

On 31st January 2003, Barclays acquired the retail stockbroking business Charles Schwab Europe.

On 19th May 2003, Barclays completed the acquisition of Clydesdale Financial Services Limited and its holding company Carnegie Holdings Limited, a retailer point of sale finance business.

On 16th July 2003, Barclays completed the acquisition of Banco Zaragozano, a Spanish private sector banking group.

On 17th December 2003, Barclays acquired Gerrard Management Services Limited (‘Gerrard’), a private client discretionary and advisory asset management business.

On 11th March 2004, Barclays purchased the remaining 40% minority share in Barclays Cairo Bank.

On 1st December 2004, Barclays completed the acquisition of Juniper Financial Corporation from Canadian Imperial Bank of Commerce.

Disposals

In 2002 the Group disposed of a share of the Group’s Caribbean operation (see detail under Acquisitions above). The effect of the disposal is reflected in the Statement of recognised gains and losses on page 119.

In 2003, the Group did not make any significant disposals.

On 7th April 2004, Barclays completed the disposal of its shareholding in Edotech Limited to Astron, the business process outsourcing group.

Consolidated accounts Barclays PLC
Consolidated profit and loss account

Consolidated profit and loss account

For the year ended 31st December

		2004	2003	2002
	Note	£m	£m	£m

Interest receivable:
Interest receivable and similar income arising from debt securities		2,414	2,384	2,030
Other interest receivable and similar income		11,251	10,043	10,014

		13,665	12,427	12,044
Interest payable		(6,823)	(5,823)	(5,839)

Net interest income		6,842	6,604	6,205
Fees and commissions receivable		5,672	4,896	4,454
Less: fees and commissions payable		(706)	(633)	(529)
Dealing profits	1	1,493	1,054	833
Other operating income	2	644	490	364

Operating income		13,945	12,411	11,327

Administrative expenses – staff costs	3	(4,998)	(4,295)	(3,755)
Administrative expenses – other	5	(2,758)	(2,404)	(2,312)
Depreciation	6	(295)	(289)	(303)
Goodwill amortisation	6	(299)	(265)	(254)

Operating expenses		(8,350)	(7,253)	(6,624)

Operating profit before provisions		5,595	5,158	4,703

Provisions for bad and doubtful debts	15	(1,091)	(1,347)	(1,484)
Provisions for contingent liabilities and commitments		(2)	1	(1)

Provisions		(1,093)	(1,346)	(1,485)

Operating profit		4,502	3,812	3,218
(Loss)/profit from joint ventures		(3)	1	(5)
Profit/(loss) from associated undertakings		59	28	(5)
Exceptional items	7	45	4	(3)

Profit on ordinary activities before tax		4,603	3,845	3,205
Tax on profit on ordinary activities	8	(1,289)	(1,076)	(955)

Profit on ordinary activities after tax		3,314	2,769	2,250
Minority interests (including non-equity interests)	9	(46)	(25)	(20)

Profit for the financial year attributable to the members of Barclays PLC		3,268	2,744	2,230
Dividends	10	(1,538)	(1,340)	(1,206)

Profit retained for the financial year		1,730	1,404	1,024

Basic earnings per 25p ordinary share	11	51.2p	42.3p	33.7p

Diluted earnings per 25p ordinary share	11	51.0p	42.1p	33.4p

All results arise from continuing operations. For each of the years reported above, there was no material difference between profit before tax and profit retained and profit on an historical cost basis.

The Board of Directors approved the accounts set out on pages 110 to 210 on 10th March 2005.

The accompanying notes form an integral part of the Consolidated Accounts.

Barclays PLC Annual Report 2004

Consolidated accounts Barclays PLC
Statement of total recognised gains and losses

Statement of total recognised gains and losses

For the year ended 31st December

	2004	2003	2002
	£m	£m	£m

Profit for the financial year attributable to the members of Barclays PLC	3,268	2,744	2,230
Exchange rate translation differences	(33)	(4)	(61)
Gain/(loss) arising from transaction with third parties	13	(4)	206
Joint ventures and associated undertakings	(30)	(22)	2
Other items	5	(3)	8

Total recognised gain relating to the period	3,223	2,711	2,385

The accompanying notes form an integral part of the Consolidated Accounts.

Consolidated accounts Barclays PLC
Consolidated balance sheet

Consolidated balance sheet

As at 31st December

		2004		2003
	Note	£m	£m	£m	£m

Assets
Cash and balances at central banks			1,753		1,726
Items in course of collection from other banks			1,772		2,006
Treasury bills and other eligible bills	12		6,658		7,177
Loans and advances to banks – banking		24,986		17,254
– trading		50,145		44,670
	13		75,131		61,924
Loans and advances to customers – banking		189,847		167,858
– trading		65,099		58,961
	14		254,946		226,819
Debt securities	16		127,428		97,393
Equity shares	17		12,166		7,859
Interests in joint ventures – share of gross assets		147		266
– share of gross liabilities		(119)		(208)
	18		28		58
Interests in associated undertakings	18		381		370
Intangible fixed assets	19		4,295		4,406
Tangible fixed assets	20		1,921		1,790
Other assets	21		22,154		19,736
Prepayments and accrued income	21		5,078		3,921

			513,711		435,185
Retail life-fund assets attributable to policyholders	22		8,378		8,077

Total assets			522,089		443,262

The accompanying notes form an integral part of the Consolidated Accounts.

Matthew W Barrett Chairman

John Varley Group Chief Executive

Naguib Kheraj Group Finance Director

Barclays PLC Annual Report 2004

Consolidated balance sheet
As at 31st December

		2004		2003
	Note	£m	£m	£m	£m

Deposits by banks – banking		74,211		57,641
– trading		36,813		36,451

	23		111,024		94,092

Customer accounts – banking		171,963		155,814
– trading		45,755		29,054

	24		217,718		184,868
Debt securities in issue	25		67,806		49,569
Items in course of collection due to other banks			1,205		1,286
Other liabilities	26		76,565		69,497
Accruals and deferred income	26		6,582		4,983
Provisions for liabilities and charges – deferred tax	27		738		646
Provisions for liabilities and charges – other	28		467		369
Dividend			1,011		879
Subordinated liabilities:

Undated loan capital – non-convertible	29		6,149		6,310

Dated loan capital – convertible to preference shares		15		17
– non-convertible		6,113		6,012

	30		6,128		6,029

			495,393		418,528

Minority interests (including non-equity interests)			901		283
Called up share capital	31	1,614		1,642
Share premium account		5,524		5,417
Capital redemption reserve		309		274
Other capital reserve		617		617
Revaluation reserve		24		24
Profit and loss account		9,329		8,400
Shareholders’ funds – equity	33		17,417		16,374

			18,318		16,657

			513,711		435,185
Retail life-fund liabilities to policyholders	22		8,378		8,077

Total liabilities and shareholders’ funds			522,089		443,262

		2004	2003
	Note	£m	£m

Memorandum items	36
Contingent liabilities:
Acceptances and endorsements		303	671
Guarantees and assets pledged as collateral security		30,011	24,596
Other contingent liabilities		8,245	8,427

		38,559	33,694

Commitments – standby facilities, credit lines and other		134,051	114,847

The accompanying notes form an integral part of the Consolidated Accounts.

Consolidated accounts Barclays PLC
Consolidated statement of changes in reserves

Consolidated statement of changes in reserves
For the year ended 31st December

	2004	2003	2002
	£m	£m	£m

Share premium account
At beginning of year	5,417	5,277	5,149
Premium arising on shares issued	107	140	128

At end of year	5,524	5,417	5,277

Capital redemption reserve
At beginning of year	274	262	232
Repurchase of ordinary shares	35	12	30

At end of year	309	274	262

Other capital reserve
At beginning of year	617	617	617

At end of year	617	617	617

Revaluation reserve
At beginning of year	24	24	30
Exchange rate translation differences	–	2	–
Released on transaction with third parties	–	(2)	(6)

At end of year	24	24	24

Profit and loss account
At beginning of year	8,400	7,321	6,783
Exchange rate translation differences	(58)	(31)	(61)
Repurchase of ordinary shares	(664)	(192)	(516)
Transfer to capital redemption reserve	(35)	(12)	(30)
Goodwill written back on disposals	–	–	10
Shares issued to the 2003 QUEST in relation to share option schemes for staff	(1)	(36)	(48)
Gain/(loss) arising from transaction with third parties	13	(4)	212
Other items	(3)	2	–
Increase in Treasury shares and ESOP shares	(53)	(52)	(53)
Profit retained	1,730	1,404	1,024

At end of year	9,329	8,400	7,321

Total reserves	15,803	14,732	13,501

The Group operates in a number of countries subject to regulations under which a local subsidiary undertaking has to maintain a minimum level of capital. The current policy of the Group is that local capital requirements are met, as far as possible, by the retention of profit. Certain countries operate exchange control regulations which limit the amount of dividends that can be remitted to non-resident shareholders. It is not possible to determine the amount of profit retained and other reserves that is restricted by these regulations, but the net profit retained of overseas subsidiaries, associated undertakings and joint ventures at 31st December 2004 totalled £1,417m (2003: £925m, 2002: £1,038m). If such overseas reserves were to be remitted, other tax liabilities, which have not been provided for in the accounts, might arise.

Goodwill amounting to £205m (2003: £205m, 2002: £205m) has been charged directly against reserves in prior years in respect of acquisitions. This amount is net of any goodwill attributable to subsidiary undertakings disposed of prior to the balance sheet date.

In 1998, the Group established a Qualifying Employee Share Ownership Trust (QUEST) for the purposes of delivering shares on the exercise of options under the SAYE. As a result of the scheme closing in 2003, there is no 2004 impact. During 2003 the Group received from the trustees of the QUEST £88m (2002: £122m) on the issue of shares in respect of the exercise of options awarded under SAYE. Of the amount received in 2003 from the trustees, employees paid £53m (2002: £76m) and the balance of £35m (2002: £46m) comprised utilisation of contribution to the QUEST from Group Companies together with net interest earned thereon.

Accumulated exchange rate translation differences included in reserves are £626m debit (2003: £568m, 2002: £539m both debit).

The accompanying notes form an integral part of the Consolidated Accounts.

Barclays PLC Annual Report 2004

Consolidated accounts Barclays PLC
Consolidated cash flow statement

Consolidated cash flow statement
For the year ended 31st December

		2004		2003		2002
	Note	£m	£m	£m	£m	£m	£m

Net cash inflow/(outflow) from operating activities	39		6,089		(2,290)		6,747
Dividends received from joint ventures and associated undertakings			15		7		1
Returns on investments and servicing of finance:
Interest paid on loan capital and other subordinated liabilities		(652)		(606)		(607)
Dividends paid to minority shareholders		(19)		(14)		(23)
Net cash outflow from returns on investment and servicing of finance			(671)		(620)		(630)
Tax paid			(690)		(910)		(828)
Capital expenditure and financial investment:
Capital expenditure		(532)		(310)		(301)
Sale of property and equipment		125		97		289
Purchase of investment securities		(47,520)		(36,886)		(28,128)
Redemption of investment securities		18,441		17,137		10,247
Sale of investment securities		22,722		21,394		11,137
Net cash (outflow)/inflow from capital expenditure and financial investment			(6,764)		1,432		(6,756)
Acquisitions and disposals
Net cash outflow from formation of FirstCaribbean International Bank Ltd	42	–		–		(160)
Acquisition of subsidiary undertakings	41	(211)		(985)		(451)
Acquisition of associated undertakings and joint ventures		(21)		–		–
Sale of other Group undertakings	42	–		39		(1)
Sale of associated undertakings		47		16		–
Net cash outflow from acquisitions and disposals			(185)		(930)		(612)
Equity dividend paid			(1,406)		(1,249)		(1,146)

Net cash outflow before financing			(3,612)		(4,560)		(3,224)
Financing:
Issue of loan capital and other subordinated liabilities (net of expenses)		666		1,926		2,173
Redemption/repurchase of loan capital and other subordinated liabilities		(611)		(974)		(376)
Net cash inflow from non-recourse financing		4,264		3,262		644
Repurchase of ordinary shares		(699)		(204)		(546)
Issue of ordinary shares (net of contribution to the QUEST and ESOP)		60		113		87
Issue of preference shares to minority interests		688		–		–
Issue of shares to minority interests		52		65		35
Net cash inflow from financing			4,420		4,188		2,017

Increase/(decrease) in cash	44		808		(372)		(1,207)

The accompanying notes form an integral part of the Consolidated Accounts.

Consolidated accounts Barclays PLC
Parent company accounts

Parent company accounts

	2004	2003	2002
Profit and loss account and changes in reserves for the year ended 31st December	£m	£m	£m

Interest income	3	4	6
Operating expenses:
Management charge from subsidiary undertaking	(3)	(4)	(6)

Operating profit	–	–	–
Dividends from subsidiary undertaking	2,247	1,580	1,798

Profit on ordinary activities before tax	2,247	1,580	1,798
Tax on profit on ordinary activities	–	–	–

Profit on ordinary activities after tax	2,247	1,580	1,798
Dividends	(1,547)	(1,340)	(1,206)

Profit retained by Barclays PLC	700	240	592
Profit retained by subsidiary undertakings	999	1,148	443
Profit/(loss) retained by associated undertakings and joint ventures	31	16	(11)

Profit retained for the financial year	1,730	1,404	1,024
Premium arising on shares issued	107	140	128
Reduction in reserves arising from repurchase of shares	(664)	(192)	(516)
Shares issued to the 2003 QUEST in relation to share option schemes for staff	(1)	(36)	(46)
Other movements in investment in Barclays Bank PLC	(101)	(85)	100
Profit and loss account and other reserves brought forward	14,732	13,501	12,811

Profit and loss account and other reserves carried forward	15,803	14,732	13,501

		2004	2003
Balance sheet as at 31st December	Note	£m	£m

Fixed assets
Investment in Barclays Bank PLC	34	17,417	16,374

Current assets
Amounts falling due within one year:
Due from subsidiary undertaking		1,020	879

		1,020	879
Current liabilities
Amounts falling due within one year		(1,020)	(879)

Net current assets		–	–

Assets less current liabilities		17,417	16,374

Capital and reserves
Called up share capital	31	1,614	1,642
Share premium account		5,524	5,417
Capital redemption reserve		309	274
Revaluation reserve		9,089	8,160
Profit and loss account		881	881

Shareholders’ funds – equity	33	17,417	16,374

All results arise from continuing operations. For each of the years reported above, there was no material difference between profit before tax and profit retained and profit on an historical cost basis.

The accompanying notes form an integral part of the Consolidated Accounts.

Matthew W Barrett Chairman

John Varley Group Chief Executive

Naguib Kheraj Group Finance Director

Barclays PLC Annual Report 2004

Notes to the accounts
For the year ended 31st December 2004

1 Dealing profits

	2004	2003	2002
	£m	£m	£m

Rates related business	1,141	909	876
Credit related business	352	145	(43)

	1,493	1,054	833

Dealing profits include the profits and losses arising both on the purchase and sale of trading instruments and from their revaluation to market value, together with the interest income earned from these instruments and the related funding cost.

Of the total dealing profit, £556m was earned on securities (2003: £498m, 2002: £325m).

Rates related businesses include fixed income, foreign exchange, commodities, emerging markets, money markets trading and equity related activities. Credit related businesses include trading relating to loans, corporate bonds, credit derivatives and structured capital markets.

2 Other operating income

	2004	2003	2002
	£m	£m	£m

Net premium income on insurance underwriting	211	264	178
Gain on disposal of investment securities	181	73	58
Income/(loss) from the long-term assurance business	58	(33)	(51)
Property rentals	9	15	20
Dividend income from equity shares	17	6	7
Other income	168	165	152

	644	490	364

3 Administrative expenses – staff costs

	2004	2003	2002
	£m	£m	£m

Salaries and accrued incentive payments	4,043	3,441	3,159
Social security costs	339	278	240
Pension costs (see Note 4)	160	180	(27)
Post-retirement health care	22	19	15
Other staff costs	434	377	368

	4,998	4,295	3,755

The following amounts, relating to the administration staff (including temporary staff) whose remuneration is reflected in the valuation of the long-term assurance fund, are not included in staff costs reported above:

	2004	2003	2002
	£m	£m	£m

Salaries and accrued incentive payments	2	5	12
Social security costs	–	1	1

	2	6	13

Average number of employees

The average number of persons employed by the Group worldwide during the year, excluding agency staff, was 77,000 (2003: 74,400, 2002: 77,200). The average number of administration staff whose remuneration is reflected in the valuation of the long-term assurance fund, was 63 (2003: 208, 2002: 370).

Post-retirement benefits

Some 11,000 UK and US pensioners are provided with private health care on similar terms to current employees. In addition, 4,000 members of staff and a further 1,000 Barclays Bank PLC pensioners who have retired since 30th June 1999 and have satisfied the qualification criteria may also become eligible for this benefit, which is being progressively withdrawn for these pensioners over the period to 30th June 2008.

Other staff costs

Other staff costs comprise medical health care costs, social welfare taxes, staff transfer costs, redundancy payments and other sundry employee costs.

Notes to the accounts
For the year ended 31st December 2004

4 Pension costs

Pensions

The UK Retirement Fund (UKRF) comprises five sections:

The 1964 Pension Scheme

Most UK employees recruited before July 1997 are members of this non-contributory defined benefit scheme. Pensions are calculated by reference to service and pensionable salary and are normally subject to a deduction from State Pension age.

The Retirement Investment Scheme (RIS)

A defined contribution plan for most new joiners up to 1st October 2003. Between 5.5% and 13.5% of pensionable pay is credited to members’ retirement accounts in addition to contributions paid by the members themselves; precise amounts are dependent upon each member’s age and contribution decision. This was closed to new entrants on 1st October 2003 and the large majority of existing members of the RIS transferred to afterwork in respect of future benefit accrual with effect from 1st January 2004. There are now no longer any active members of the RIS.

The Pension Investment Plan (PIP)

A defined contribution plan created from 1st July 2001 to provide benefits for certain employees of Barclays Capital. 10% of pay is credited to members’ retirement accounts.

afterwork

Combines a contributory cash balance element with a voluntary defined contribution element. New employees since 1st October 2003 are eligible to join afterwork. In addition, the large majority of active members of the RIS (now closed) were transferred to afterwork in respect of future benefit accrual after 1st January 2004.

Career Average Section (Career Average)

The Career Average Section was established in the UKRF with effect from 1st May 2004 following the transfer of the members from the Woolwich Pension Fund. The Career Average Section is a non-contributory career average scheme and is open to new members who are employees of either the Clacton or FirstPlus call centres.

In addition, the costs of ill-health retirements and death in service benefits are generally borne by the UKRF for each of the five sections.

Integration of the Woolwich Pension Fund (WPF)

Under the terms of an agreement between the Bank, the Trustees of the WPF and the Trustees of the UKRF, the liabilities in respect of all pensioners and deferred pensioners, along with consenting active members of the WPF, were transferred into the UKRF on 14th February 2003. Payments were made on 1st July 2003, with the WPF Trustees transferring assets worth £418m and Woolwich plc making a special contribution of £138m on 4th July 2003. The bulk of the remaining WPF assets (approximately £56m) were transferred to the UKRF on 14th May 2004 and the final transfer was completed on 15th June 2004. As part of this final transfer a further special contribution of £2m was paid to the UKRF.

Actuarial valuation of the UKRF

Formal actuarial valuations of the UKRF are carried out triennially by a professional qualified independent actuary, with annual reviews carried out in the interim. The most recent formal valuation was conducted as at 30th September 2004. The market value of assets was £12,351m and the valuation revealed a shortfall of assets compared to accrued liabilities of £388m after allowing for expected future salary increases (2003: surplus of assets compared to accrued liabilities of £158m). The impact of the change in mortality assumptions was to increase accrued liabilities by £750m. Following the initial results of the valuation, the Bank made a contribution of £250m to the pension fund on 29th December 2004 to cover the cost of benefits accrued in 2004. The next formal valuation will be conducted as at 30th September 2007, at which point the position will again be reviewed. Protected Rights contributions in respect of RIS and PIP members have been paid during 2004 as required by the contracting-out regulations.

The principal financial assumptions underlying the 2004 actuarial review were:

Price inflation	2.75%	Return on future investments:
Pension increases	2.75%	1964 Scheme	6.5%
		afterwork	6.14%

Earnings growth	4.25%	Discount rate for assessing accrued liabilities:
afterwork Credit Account revaluation rate	3.55%	1964 Scheme afterwork	6.31 6.14	% %

The projected unit method was used for assessing the level of future contributions. In calculating the shortfall of assets compared to accrued liabilities, assets were taken at their market value and the discount rates used for assessing the accrued liabilities were derived by taking a weighted average of the market yields on the day, weighting by reference to the UKRF’s strategic asset allocation; for the equity component, allowance was made for future dividend growth.

Barclays PLC Annual Report 2004

4 Pension costs (continued)

Pension charge for 2004

It is the Bank’s policy to allow for the results of a new valuation in its pension charge in the year following the valuation date. Therefore, the 2004 figures shown below reflect the 2003 interim actuarial valuation.

The approach taken to calculating the pension charge in the accounts for the UKRF was to take assets and liabilities at market values with effect from 1st January 2004. The principal financial assumptions used to derive the pensions charge for 2004 for the material sections of the UKRF were as follows:

Price inflation	2.75%	Return on future investments:
Pension increases	2.75%	1964 Scheme	7.0%
		afterwork	6.75%
Earnings growth	4.25%	Discounted rate for assessing accrued liabilities:
afterwork Credit Account revaluation rate	3.75%	1964 Scheme	6.6%
		afterwork	6.75%

This resulted in an accounting surplus of assets over the accrued liabilities and pension repayments of £419m, allowing for expected future salary increases. Spreading the accounting surplus using the straight-line method over the future remaining service lives of the active members produced a variation from regular cost of £107m including interest.

Without the benefit of the surplus, based on the 2003 interim valuation, the 1964 Pension Scheme charge would be 20.7% of the pensionable salaries (on the projected unit method), the afterwork section charge would be 9.7% of pensionable salaries and the Career Average section charge would be 8.9% of pensionable salaries assessed using the assumption regarding return on new investments. Contributions to the PIP would equal the contributions described above plus the costs of ill-health and death in service benefits.

The pensions charge in the accounts was reduced over the remaining service lives of the members to take account of the surplus, arising from the interim actuarial valuation.

	2004	2003	2002
	£m	£m	£m

Pension costs vary from regular costs as follows (UKRF): Regular costs	219	221	197
Variation from regular costs (including interest)	(107)	(90)	(266)

	112	131	(69)

Of the total regular cost in 2004 of £219m, £149m relates to the 1964 Pension Scheme, £46m to afterwork and £24m to the PIP. The regular cost of Career Average in the UKRF was less than £1m.

Total pension costs of the Group are summarised as follows:

	2004	2003	2002
	£m	£m	£m

The UK Retirement Fund	112	131	(69)
Other UK pension schemes	6	17	20
Overseas pension schemes	42	32	22

	160	180	(27)

The Bank also operates a defined benefit scheme for overseas employees of the Bank similar in design to the 1964 Pension Scheme, the Barclays Bank (1951) Pension Fund, which had a formal valuation as at 30th September 2002 and an interim valuation as at 31st January 2004. The pension charge has been assessed using consistent assumptions to those used for the 1964 Pension Scheme and a credit of £9m (2003: £3m, 2002: £3m) is included in Other UK pension schemes.

A net prepayment of £881m was reflected in the balance sheet (2003: £637m), which results from the difference between the amounts recognised as costs in the profit and loss account and the amounts funded.

Note 49 contains the disclosures required by FRS 17. Note 52 provides additional disclosures required by US Statement of Financial Accounting Standards (SFAS) No. 132 (revised).

Notes to the accounts
For the year ended 31st December 2004

5 Administrative expenses – other

	2004	2003	2002
Property and equipment expenses	£m	£m	£m

Hire of equipment	9	8	12
Property rentals	197	184	180
Other property and equipment expenses	835	793	725
Other administrative expenses	1,717	1,419	1,395

	2,758	2,404	2,312

Fees paid to the Group’s main auditors, PricewaterhouseCoopers LLP and its worldwide associates, were as follows:

	2004	2003	2002
	£m	£m	£m

Audit related
Group statutory	7	6	5
Regulatory	5	3	5

	12	9	10
Further assurance services	3	3	3

Taxation services
Compliance	3	4	3
Advisory	2	2	2

	5	6	5
Other services
Transaction support	2	2	3
Other services	–	1	1

	2	3	4

Total fees	22	21	22

The figures shown in the above table include amounts paid to PricewaterhouseCoopers LLP and also PricewaterhouseCoopers in previous years. Fees for audit services above include all amounts paid to the Group’s auditors in their capacity as such.

In addition to the fees included in the above table, amounts paid in prior periods to PwC Consulting, the management consultancy arm of PricewaterhouseCoopers up to its sale to the IBM Corporation on 1st October 2002, amounted to £nil in the year (2003: £nil, 2002: £6m).

Further assurance services include internal control reviews, attest services not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Taxation services include compliance services such as tax return preparation and advisory services such as consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

Transaction support service includes due diligence related to transactions and accounting consultations and audits in connection with transactions.

Other services primarily include general process reviews and training programmes.

For US reporting purposes, Audit Fees would comprise all items described as ‘audit related’ in the above table. Similarly, ‘Further assurance services’ as shown above would be reported as ‘audit related’.

6 Depreciation and amortisation

	2004	2003	2002
	£m	£m	£m

Depreciation
Property depreciation	86	93	93
Equipment depreciation	209	196	210

	295	289	303

Amortisation
Goodwill amortisation	299	265	254

7 Exceptional items

	2004	2003	2002
	£m	£m	£m

Net profit on disposal of Group and associated undertakings	45	4	8
Loss on termination of Group activities	–	–	(11)

	45	4	(3)

The net profit on disposal comprises profits on disposal of £45m (2003: £7m, 2002: £14m) and losses on disposal of £nil (2003: £3m, 2002: £6m).

Up to the date of sale, the businesses sold in 2004 contributed £nil to Group profit before tax (2003: £29m, 2002: £3m).

8 Tax

The charge for tax is based upon the effective UK corporation tax rate of 30% (2003: 30%, 2002: 30%) and comprises:

	2004	2003	2002
	£m	£m	£m

Current tax:
United Kingdom	938	726	806
Overseas	258	154	184

Total current tax	1,196	880	990

Deferred tax (credit)/charge:
United Kingdom	90	215	(32)
Overseas	(3)	(21)	(2)

Total deferred tax	87	194	(34)

Associated undertakings and joint ventures, including overseas tax of £9m (2003: (£2m), 2002: (£1m))	6	2	(1)

Total charge	1,289	1,076	955

Analysis of deferred tax (credit)/charge:
Leasing transactions	25	6	57
Short-term and other timing differences	62	188	(91)

	87	194	(34)

Current tax includes a credit of £20m (2003: £53m, 2002: £38m) on the shareholders’ interest in the long-term assurance fund. Included within current tax are prior year adjustments to UK tax of (£24m) (2003: (£3m), 2002: (£12m)) and overseas tax of (£1m) (2003: £10m, 2002: £3m).

Available overseas tax credits of £360m (2003: £197m, 2002: £221m) have been applied to reduce UK tax in accordance with UK legislation.

Notes to the accounts
For the year ended 31st December 2004

8 Tax (continued)

The tax charge for the year in 2004, 2003 and 2002 is lower than the standard rate of corporation tax in the UK (30%) (2003 and 2002: 30%). The differences are set out below:

	2004	2003	2002
	£m	£m	£m

Tax charge at average United Kingdom corporation tax rate of 30% (2003: 30%, 2002: 30%)	1,381	1,153	961
Prior year adjustments	(26)	7	(9)
Effect of change in non-allowable general provisions	2	2	(2)
Effect of non-allowable property write-downs and depreciation	20	13	12
Effect of Enterprise Zone Allowance	–	(205)	–
Net effect of differing tax rates overseas	(110)	(95)	(70)
Net effect of overseas losses not available for relief in the United Kingdom	24	(12)	(40)
Other non-allowable expenses	(5)	(28)	8
Gains covered by capital losses brought forward	(51)	(44)	(3)
Goodwill	71	74	69
Other items	(104)	17	63

Current tax charge	1,202	882	989
Deferred tax charge	87	194	(34)

Overall tax charge	1,289	1,076	955

Effective tax rate %	28.0	28.0	29.8

9 Minority interests – Barclays PLC

Equity minority interests in the balance sheet amounting to £211m (2003: £283m) represent the interests of third parties in the equity shares of the Group subsidiary undertakings.

Non-equity minority interests in the balance sheet comprise non-cumulative, callable euro-denominated preference shares issued by Barclays Bank PLC of £688m (2003: £nil) and an additional £2m of profits attributable to these non-equity minority interests at the year end. Further details of the rights of holders of preference shares are given in note (c) to the accounts of Barclays Bank PLC on page 220.

Total minority equity and non-equity interests as at 31st December 2004 were £901m (2003: £283m).

Minority interests in the profit and loss account include £44m (2003: £25m) in relation to equity minority interests and £2m (2003: £nil) in relation to non-equity minority interests.

10 Dividends – Barclays PLC

	2004	2003	2002
Dividends on ordinary shares	£m	£m	£m

Interim	528	457	419
Final	1,010	883	787

	1,538	1,340	1,206

		(pence per share)
Interim	8.25	7.05	6.35
Final	15.75	13.45	12.00

	24.00	20.50	18.35

Dividends amounting to £0.2m (2003: £0.2m, 2002: £0.2m) are payable on the staff shares, which carry a fixed dividend of 20% per annum unless no dividend is paid for the year on the ordinary shares.

The total dividend of £1,538m stated in the Barclays PLC Group profit and loss account excludes £9m payable on shares held by employee benefit trusts. The shares to which this adjustment relates are those where the full cost of the shares has not been expensed to the profit and loss account at the end of the period to which the dividend relates. The total dividend of £1,547m is reflected in the Barclays PLC parent company profit and loss account on page 124.

Barclays PLC Annual Report 2004

11 Earnings per 25p ordinary share – Barclays PLC

	2004	2003	2002
	£m	£m	£m

Basic and diluted earnings	3,268	2,744	2,230

		Number of shares (millions)
Basic weighted average number of shares	6,381	6,483	6,626
Potential ordinary shares	33	31	47

Diluted weighted average number of shares	6,414	6,514	6,673

Basic and diluted earnings are based upon the results after deducting tax, profit attributable to minority interests and dividends on staff shares.

Certain shares held by incentive plans have been excluded from the calculation of earnings per share in line with UITF 13.

12 Treasury bills and other eligible bills

	2004	2003
	£m	£m

Treasury bills	6,438	6,600
Other eligible bills	220	577

	6,658	7,177

Treasury bills and other eligible bills comprise:
Banking business	1,380	3,113
Trading business	5,278	4,064

	6,658	7,177

Treasury bills and other eligible bills are mainly short term in maturity with a book value not materially different from market value.

The total amount of treasury bills and other eligible bills included above, which are subject to sale and repurchase agreements, was £3,438m at 31st December 2004 (2003: £1,665m).

13 Loans and advances to banks

	2004	2003
	£m	£m

Repayable
on demand	2,710	1,893
not more than three months	51,883	46,146
over three months but not more than one year	6,109	4,996
over one year but not more than five years	10,924	5,207
over five years	3,511	3,698

	75,137	61,940
Less: Provisions	(6)	(16)

	75,131	61,924

Notes to the Accounts
For the year ended 31st December 2004

13 Loans and advances to banks (continued)

	2004	2003
	£m	£m

By geographical area
Banking business:
United Kingdom	21,351	14,315
Other European Union	1,189	1,702
United States	753	110
Rest of the World	1,699	1,143

	24,992	17,270
Less: Provisions	(6)	(16)

Total banking business	24,986	17,254
Total trading business	50,145	44,670

	75,131	61,924

At 31st December 2004, there were loans and advances to banks of £54m (2003: £27m) due from associated undertakings and joint ventures.

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £621m at 31st December 2004 (2003: £346m).

The geographic analysis of the banking business is based on the location of the office from which the lendings are made. The trading business, which is largely carried out in the UK, the US and Japan, is more international in nature and has not been analysed geographically. It primarily constitutes settlement and reverse repo balances.

Provisions include specific provisions of £2m (2003: £12m) and general provisions of £4m (2003: £4m).

Barclays PLC Annual Report 2004

14 Loans and advances to customers

	2004		2003
	£m	£m	£m	£m

Repayable
on demand		18,845		12,179
not more than three months		80,748		76,158
over three months but not more than one year		25,368		15,909
over one year but not more than five years		35,477		34,834
over five years		97,308		90,800

		257,746		229,880
Less:
Provisions	(2,760)		(3,012)
Interest in suspense	(40)		(49)
		(2,800)		(3,061)

		254,946		226,819

By geographical area
Banking business:
United Kingdom		159,094		143,809
Other European Union		20,393		19,027
United States		7,984		3,573
Rest of the World		5,176		4,510

		192,647		170,919
Less: Provisions		(2,760)		(3,012)
Interest in suspense		(40)		(49)

Total banking business		189,847		167,858
Total trading business		65,099		58,961

		254,946		226,819

Loans and advances to customers booked in offices in the UK — banking business

	2004	2003
At 31st December	£m	£m

Financial institutions	11,947	7,721
Agriculture, forestry and fishing	1,947	1,766
Manufacturing	6,282	5,967
Construction	2,476	1,883
Property	7,933	6,341
Energy and water	936	1,286
Wholesale and retail distribution and leisure	9,751	8,886
Transport	2,275	2,579
Communications	454	476
Business and other services	14,281	12,030
Home loans	64,481	61,905
Other personal	23,313	21,905
Overseas customers	7,612	5,477

	153,688	138,222

Finance lease receivables	5,406	5,587

Total	159,094	143,809

Notes to the accounts
For the year ended 31 st December 2004

14 Loans and advances to customers (continued)

Loans and advances to customers booked in offices outside the UK – banking business

	2004	2003
At 31st December	£m	£m

Financial institutions	3,055	3,398
Agriculture, forestry and fishing	296	352
Manufacturing	2,140	2,082
Construction	913	651
Property	644	453
Energy and water	1,598	1,998
Wholesale and retail distribution and leisure	1,177	763
Transport	1,186	1,453
Communications	224	247
Business and other services	4,723	2,132
Home loans	13,192	10,450
Other personal	2,639	2,034
Overseas customers	1,361	807

	33,148	26,820

Finance lease receivables	405	290

	33,553	27,110

At 31st December 2004, there were loans and advances to customers of £236m (2003: £277m) due from associated undertakings and joint ventures.

Mortgage incentive costs of £67m (2003: £81m, 2002: £86m) have been charged to operating income.

The geographical analysis of the banking business is based on the location of the office from which the lendings are made. The trading business, which is largely carried out in the UK, the US and Japan, is more international in nature and has not been analysed geographically. It primarily constitutes settlement and reverse repo balances.

Provisions include specific provisions of £2,200m (2003: £2,221m) and general provisions of £560m (2003: £791m).

Banking business loans and advances to customers include finance lease receivables of £5,811m (2003: £5,877m) which are stated in the balance sheet after deducting £1,254m (2003: £1,737m) of unearned charges and interest. Assets acquired in the year for letting under finance leases amounted to £318m (2003: £645m).

The following unguaranteed residual values are included in finance lease receivables:

	2004	2003
Residual risk under finance leases	£m	£m

Recoverable:
not more than one year	4	7
over one year but not more than two years	1	2
over two years but not more than five years	6	3
over five years	7	11

	18	23

Aggregate amounts received and receivable during the year under finance leases were £482m (2003: £419m, 2002: £433m), including interest income of £272m (2003: £234m, 2002: £225m).

Barclays PLC Annual Report 2004

14 Loans and advances to customers (continued)

Securitised transactions
Loans and advances to customers include balances which have been securitised. These balances are either accounted for on the basis of linked presentation or separate recognition of the gross assets and related funding.

Linked presentation
Loans and advances to customers include certain securitised loans, subject to non-recourse finance arrangements, which meet the requirements for linked presentation under FRS 5 ‘Reporting the substance of transactions’.

Linked presentation has been applied for these loans and the net of the loan and finance is included within Loans and advances to customers on the balance sheet, as follows:

	2004	2003
	£m	£m

Gross loan receivable	4,540	81
Non-recourse finance	(4,446)	(80)

Net amount reported in Loans and advances to customers	94	1

Barclays Bank S.A., Spain
Barclays securitised two static pools of residential mortgage loans originated by Barclays Bank S.A., domiciled in Spain. Both securitisations were effected through the sale of mortgage shares to, respectively, AyT Génova Hipotecario II, Fondo de Titulización Hipotecario (‘Genova II’) and AyT Génova Hipotecario III, Fondo de Titulización Hipotecario (‘Genova III’) (each an ‘Issuer’). Each Issuer is a fund which is managed by Ahorro Y Titulización S.G.F.T. S.A. (the ‘Managing Company’).

To fund the acquisition of these mortgage shares, each Issuer issued floating rate notes (‘FRNs’). All FRNs were publicly subscribed. The offering circulars for both issues of FRNs stated that they are the obligations of the respective Issuer only and are not guaranteed by, or the responsibility of, any other party. Non-returnable proceeds of these two securitisation issues totalled €1.6bn at issue. Each Issuer has entered into a swap agreement with Barclays Bank PLC, Spain branch under which each pays the floating rate of interest on the respective mortgage loans and receives interest linked to 3 month Euribor. The proceeds generated from the loans are used in each case in priority to meet the claims of the FRN holders, after the payment of Managing Company and administration expenses and amounts payable in respect of the interest rate swap arrangements. As at 31st December 2004, the outstanding balance on non-returnable proceeds of these two securitisation issues totalled €1,408m (£996m).

There is no option to transfer additional assets to either of the Issuers. The Managing Company has the right to liquidate the fund if the principal balance of the mortgage shares has fallen below 10% of their initial amount provided all obligations under the bonds can be satisfied in full. In circumstances considered to be remote, the Managing Company also has the right to offer to the market to sell the pool of assets remaining at the time. The price achieved must be the best of five bids given by five major players in the market. Only in these circumstances and on this pricing basis, Barclays Bank S.A. has an option, but not an obligation, to re-purchase the assets then remaining. Barclays Bank PLC Spain branch has provided two subordinated loans to each Issuer in respect of a reserve fund and initial expenses. Barclays Bank S.A. is also remunerated for its roles as Financial Agent and Manager of the mortgage loans on behalf of the Managing Company.

The directors of each of the Issuers have confirmed that Barclays Bank S.A., is not obliged and does not intend to support any losses beyond the recourse to the mortgage loan assets underlying each issue.

Barclays is not obliged, beyond any obligations mentioned above, to support any losses that may be suffered by the FRN holders and does not intend to provide such support.

In 2004 Barclays recognised net income of £0.6m arising from these securitisations, which comprised £0.1m as financial agent and mortgage originator and £0.5m as the amount remaining in Genova II and Genova III after making all other payments in priority.

Barclays Capital, New York
In 2004, Barclays securitised ten static pools of residential mortgage loans in the US, which were originated by unaffiliated mortgage companies. All of the securitisations were effected through the sale of mortgage loans to trusts that are bankruptcy remote from Barclays.

To fund the acquisition of these mortgage loans, the trust issued FRNs. The FRNs were underwritten by Barclays and sold to third party investors. Barclays often retained a residual interest in the securitisation for which financial consideration was given. The offering circulars for the issues of FRNs stated that they are the obligations of the respective trust only and are not guaranteed by, or the responsibility of, any other party. Non-returnable proceeds of these securitisations totalled $7,780m at issue. At 31st December 2004, the outstanding balance on non-returnable proceeds of these securitisation issues totalled $6,629m (£3,450m).

There is no option to transfer additional assets to any of the trusts. A call right exists with the right to liquidate the trust if the principal balance of the mortgage shares has fallen below 10% of their initial amount, provided all obligations under the bonds can be satisfied in full.

Notes to the accounts
For the year ended 31 st December 2004

14 Loans and advances to customers (continued)

Barclays is not obliged and does not intend to support any losses beyond the recourse to the mortgage loan assets underlying each issue.

Barclays is not obliged to support any losses that may be suffered by the FRN holders and does not intend to provide such support.

In 2004 Barclays recognised net income of £40m (2003: £nil) from the whole loan securitisations business.

Gross assets presentation
In 2002, 2003 and 2004, a proportion of the Barclaycard personal credit and charge card receivables portfolio in the UK was securitised. The noteholders in this securitisation have a proportionate interest in each balance in the portfolio and at 31st December 2004 the value of this interest was £3,318m (2003: £2,508m). At 31st December 2004, the Group’s net exposure to this securitisation, after taking into account the limited recourse financing, was £40m (2003: £nil). The total portfolio is included within gross loans and advances and the funding giving rise to the noteholders interest is included within Debt securities in issue (Note 25).

Loans and advances also include £80m of securitised assets within the banking business as at 31st December 2004 which are reported under gross asset presentation. As at 31st December 2003, the gross balances outstanding on these totalled £81m.

In addition to securitised loans and advances, the Group has securitised a portfolio of investment debt securities which are also disclosed on a gross asset presentation basis, as discussed in Note 16, and a securitised portion of life fund disclosed net in Note 22.

15 Provision balances for bad and doubtful debts

	2004			2003			2002
Movements in provision
balances for bad and	Specific	General	Total	Specific	General	Total	Specific	General	Total
doubtful debts	£m	£m	£m	£m	£m	£m	£m	£m	£m

Balance at beginning of year	2,233	795	3,028	2,261	737	2,998	1,971	745	2,716
Acquisitions and disposals	38	(17)	21	27	35	62	(25)	14	(11)
Exchange and other adjustments	(30)	(4)	(34)	(14)	(4)	(18)	(57)	(20)	(77)

	2,241	774	3,015	2,274	768	3,042	1,889	739	2,628
Charge for the year	1,301	(210)	1,091	1,320	27	1,347	1,486	(2)	1,484
Amounts written off, net of recoveries of £255m (2003: £113m, 2002: £106m)	(1,340)	–	(1,340)	(1,361)	–	(1,361)	(1,114)	–	(1,114)

Balance at end of year	2,202	564	2,766	2,233	795	3,028	2,261	737	2,998

	2004	2003
Provision balances at 31st December	£m	£m

Specific provision balances
United Kingdom	1,860	1,856
Other European Union	104	97
United States	128	121
Rest of the World	110	159

	2,202	2,233
General provision balances	564	795

	2,766	3,028

	2004	2003
Non-performing advances	£m	£m

Loans and advances on which interest is in suspense or is not being applied	2,607	2,890
Specific provision balance	(1,563)	(1,527)

	1,044	1,363

Barclays PLC Annual Report 2004

15 Provision balances for bad and doubtful debts (continued)

	2004	2003
	£m	£m

Non-accrual loans	2,115	2,261
Accruing loans where interest is being suspended with or without provisions	492	629
Other accruing loans against which provisions have been made	842	821

Sub total	3,449	3,711

Accruing loans 90 days or more overdue, against which no provisions have been made	521	590
Reduced rate loans	15	4

Total non-performing loans	3,985	4,305

16 Debt securities

	2004				2003
		Gross	Gross			Gross	Gross
	Balance	unrealised	unrealised		Balance	unrealised	unrealised
	sheet	gains	losses	Valuation	sheet	gains	losses	Valuation
Investment securities:	£m	£m	£m	£m	£m	£m	£m	£m

United Kingdom government	19	–	–	19	565	63	(7)	621
other government	11,858	200	(7)	12,051	16,347	475	(50)	16,772
other public bodies	21	–	–	21	78	1	–	79
mortgage-backed securities	6,563	3	(29)	6,537	3,074	7	(4)	3,077
corporate issuers	15,765	36	(5)	15,796	13,826	158	(18)	13,966
other issuers	5,531	20	(4)	5,547	3,691	6	(2)	3,695

	39,757	259	(45)	39,971	37,581	710	(81)	38,210
Other debt securities:
United Kingdom government	2,567	–	–	2,567	2,084	–	–	2,084
other government	37,438	–	–	37,438	28,011	–	–	28,011
other public bodies	8,177	–	–	8,177	4,513	–	–	4,513
bank and building society certificates of deposit	7,063	–	–	7,063	5,796	–	–	5,796
other issuers	32,426	–	–	32,426	19,408	–	–	19,408

	127,428	259	(45)	127,642	97,393	710	(81)	98,022

	2004
			Balance
	Cost	Provisions	sheet
Movements in investment securities	£m	£m	£m

At beginning of year	37,646	(65)	37,581
Exchange and other adjustments	(904)	–	(904)
Acquisitions and transfers	44,114	–	44,114
Redemption of investment securities	(18,441)	–	(18,441)
Sale of investment securities	(22,486)	18	(22,468)
Provisions raised	–	(12)	(12)
Amortisation of discounts and premiums	(113)	–	(113)

At end of year	39,816	(59)	39,757

In the above table the valuation of debt securities is based on market value.

The total value of debt securities at 31st December 2004 includes securities which are subject to sale and repurchase agreements of £58,557m (2003: £42,592m) unamortised net premium on investment securities of £319m (2003: net premium £153m) and holdings by the Group of debt securities of £nil (2003: £4m) issued by associated undertakings or joint ventures. The value of securities due within one year at 31st December 2004 was £12,818m (2003: £20,458m).

During 1999, the Group securitised a portfolio of investment debt securities. Linked presentation under FRS 5 is not available and therefore the portfolio with a sterling equivalent book value of £68m at 31st December 2004 (2003: £192m) is included within the total above. The funding from this transaction is reported in Other liabilities (Note 26 on page 145).

Notes to the accounts
For the year ended 31st December 2004

16 Debt securities (continued)

The Group has a portfolio of investment debt securities, a large portion of which are subject to limited recourse financing. Linked presentation under FRS 5 is not available and therefore the portfolio with a sterling equivalent book value of £4,782m (2003: £3,750m) is included in the total above, with the financing reported in Deposits by banks and Debt securities in issue. At 31st December 2004, the Group’s net exposure to these investment debt securities, after taking into account the limited recourse financing, was £1,149m (2003: £1,203m).

Barclays PLC holds, as an investment, British government stock with a book value of £0.1m (2003: £0.1m).

Gross gains of £34m (2003: £4m, 2002: £5m) and gross losses of £13m (2003: £6m, 2002: £37m) were realised on the sale of investment securities using an average weighted cost approach.

Other debt securities are held at valuation. The cost of Other debt securities is not available and would be unreasonably expensive to obtain.

Of the total debt securities disclosed above, £81,146m (2003: £63,629m) were listed on a recognised exchange. These debt securities had a market value of £81,342m (2003: £64,230m).

		Maturing	Maturing
	Maturing	after one	after five	Maturing
	within	but within	but within	after
	one year	five years	ten years	ten years
Maturities of investment debt securities	£m	£m	£m	£m	£m

Government	2,271	5,660	3,609	337	11,877
Other public bodies	9	12	–	–	21
Other issuers	9,080	13,883	670	4,226	27,859

Total book value	11,360	19,555	4,279	4,563	39,757

Total valuation	11,379	19,660	4,346	4,586	39,971

17 Equity shares

	2004		2003
	Balance		Balance
	sheet	Valuation	sheet	Valuation
	£m	£m	£m	£m

Investment securities	1,293	1,513	954	1,134
Other securities	10,873	10,873	6,905	6,905

	12,166	12,386	7,859	8,039

	2004
			Balance
	Cost	Provisions	sheet
Movements in Investment securities	£m	£m	£m

At beginning of year	973	(19)	954
Acquisitions and transfers	423	(2)	421
Sale of Investment securities	(73)	–	(73)
Exchange/other	(9)	–	(9)

At end of year	1,314	(21)	1,293

In the above table the valuation of equity securities is based on market value.

Gross unrealised gains on equity shares amounted to £220m (2003: £180m). Gross unrealised losses amounted to £nil (2003: £nil).

Gross gains of £200m (2003: £82m, 2002: £91m) and gross losses of £nil (2003: £nil, 2002: £12m) were realised on the sale of Investment securities. Other securities are stated at valuation. The cost of Other securities is not available and would be unreasonably expensive to obtain.

Of the total equity shares disclosed above, £9,675m (2003: £6,471m) were listed on a recognised exchange. These listed equity securities had a market value of £9,753m (2003: £6,486m).

Barclays PLC Annual Report 2004

18 Interests in associated undertakings and joint ventures

	Associates		Joint ventures
	2004	2003	2004	2003
Share of net assets	£m	£m	£m	£m

At beginning of year	370	397	58	58
Exchange and other adjustments	(25)	(25)	–	–
New investments/acquisitions	8	2	23	–
Disposals	(6)	(19)	(50)	(1)
Profit/(loss) retained	34	15	(3)	1

At end of year	381	370	28	58

Interest in FirstCaribbean International Bank
– share of gross assets	2,160	2,294
– share of gross liabilities	(1,932)	(2,082)
– goodwill	114	120
Other associates
– share of net assets	38	38
– goodwill	1	–

Total	381	370

Associated undertakings and joint ventures include £342m in respect of banks (2003: £332m). Dividend income from associated undertakings and joint ventures amount to £15m (2003: £7m). On an historical cost basis, the Group’s interests in associated undertakings and joint ventures at 31st December 2004 amount to £409m (2003: £428m).

The principal associate of Barclays is:

Percentage of
			Percentage of	non-cumulative	Date of
	Country of	Nature	equity share	perpetual preference	last audited
	Incorporation	of business	capital held	share capital held	accounts

FirstCaribbean International Bank	Barbados	Banking	43.7%	100%	31/10/2004

The interest in FirstCaribbean International Bank is owned by Barclays Bank PLC.

Of the above interests in associated undertakings and joint ventures, Gabetti Holding SpA is listed on the Milan stock exchange.

The Group’s share of the total operating income of joint ventures is £32m (2003: £21m, 2002: £17m). The Group’s share of the total operating income of FirstCaribbean International Bank is £133m (2003: £93m).

Included within Barclays share of associates net assets is goodwill as follows:

	2004	2003
Goodwill	£m	£m

Cost
At beginning of year	128	131
Additions/(disposals)	2	(3)

At end of year	130	128

Accumulated amortisation
At beginning of year	8	1
Amortisation charge for year	7	7

At end of year	15	8

Net book value	115	120

Notes to the accounts
For the year ended 31st December 2004

18 Interests in associated undertakings and joint ventures (continued)

The table below provides summarised financial information of associated undertakings and joint ventures in which the Group has an interest (the entities’ entire financial position and results of operations are presented, not Barclays share).

	2004				2003
	FirstCaribbean				FirstCaribbean
	International	Other	Joint		International	Other	Joint
	Bank	associates	ventures	Total	Bank	associates	ventures	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Fixed assets	82	427	102	611	80	405	382	867
Debt and equity securities	513	114	–	627	462	78	–	540
Loans to banks and customers	3,687	61	217	3,965	3,804	144	198	4,146
Other assets	72	153	53	278	267	182	60	509

Total assets	4,354	755	372	5,481	4,613	809	640	6,062

Deposits from banks and customers	3,840	250	2	4,092	4,093	247	287	4,627
Other liabilities	54	226	313	593	97	272	227	596
Shareholders’ funds	460	279	57	796	423	290	126	839

Total liabilities	4,354	755	372	5,481	4,613	809	640	6,062

Profit/(loss) before tax	124	34	(18)	140	50	38	(8)	80
Taxation	(10)	(12)	7	(15)	(5)	(11)	7	(9)

Profit/(loss) after tax	114	22	(11)	125	45	27	(1)	71

The amounts included above are based on accounts made up to 31st December 2004 with the exception of FirstCaribbean International Bank and certain undertakings included within the other associates category for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

19 Intangible fixed assets

	2004	2003
Goodwill cost	£m	£m

At beginning of year	5,232	4,502
Additions	196	750
Disposals	–	(1)
Exchange and other adjustments	(13)	(19)

At end of year	5,415	5,232

Accumulated amortisation

At beginning of year	826	568
Amortisation charge for year	299	265
Exchange and other adjustments	(5)	(7)

At end of year	1,120	826

Net book value	4,295	4,406

Goodwill is amortised to the profit and loss account over its useful economic life, generally estimated to be between five and 20 years.

Barclays PLC Annual Report 2004

20 Tangible fixed assets

	2004			2003
	Total	Property	Equipment	Total	Property	Equipment
Cost or valuation	£m	£m	£m	£m	£m	£m

At beginning of year	4,011	2,184	1,827	3,672	1,968	1,704
Acquisitions and disposals of Group undertakings	6	5	1	234	160	74
Exchange and other adjustments	(30)	(16)	(14)	(2)	(5)	3
Additions at cost	531	219	312	320	86	234
Sale of assets	(186)	(87)	(99)	(207)	(22)	(185)
Fully depreciated assets written off	(4)	(2)	(2)	(6)	(3)	(3)

At end of year	4,328	2,303	2,025	4,011	2,184	1,827

Accumulated depreciation and impairment
At beginning of year	2,221	884	1,337	2,046	797	1,249
Acquisitions and disposals of Group undertakings	–	–	–	1	–	1
Exchange and other adjustments	(14)	14	(28)	12	4	8
Charge for year	295	86	209	289	93	196
Sale of assets	(91)	(4)	(87)	(121)	(7)	(114)
Fully depreciated assets written off	(4)	(2)	(2)	(6)	(3)	(3)

At end of year	2,407	978	1,429	2,221	884	1,337

At valuation
1979 to 1993	610	610	–	618	618	–
At cost	3,718	1,693	2,025	3,393	1,566	1,827

	4,328	2,303	2,025	4,011	2,184	1,827
Accumulated depreciation	(2,407)	(978)	(1,429)	(2,221)	(884)	(1,337)

Net book value	1,921	1,325	596	1,790	1,300	490

	2004	2003
Balance sheet value of property	£m	£m

Freehold	850	978
Leasehold over 50 years unexpired	45	84
Leasehold up to 50 years unexpired	286	236
Assets in the course of construction	144	2

	1,325	1,300

Historical cost of property
At cost	2,081	1,956
Accumulated depreciation and impairment	(968)	(880)

Net book value	1,113	1,076

The net book value of property occupied by the Group for its own use was £1,265m at 31st December 2004 (2003: £1,250m).

The net book value of property at 31st December 2004 included £196m (2003: £191m) in respect of land.

As at 31st December 2004, Barclays Group owns leases or holds under licence properties throughout the world arising from operational activities. The majority of UK properties are retail branches and are widely distributed throughout England, Scotland, Wales and Northern Ireland. The most significant properties are 54 Lombard Street, St Swithins House, Murray House and North and South Colonnade, Canary Wharf, all located in London, together with administrative buildings in Northampton, Knutsford, Coventry and Poole.

Outside the UK Barclays largest branch network lies in Spain. The most significant office premises are in New York, San Francisco and Madrid.

During 2005 Barclays will occupy a new global headquarters at 1 Churchill Place, Canary Wharf, London.

At 31st December 2004, commitments for capital expenditure under contract amounted to £2m (2003: £nil).

Notes to the accounts
For the year ended 31st December 2004

21 Other assets, prepayments and accrued income

	2004	2003
Other assets	£m	£m

Balances arising from off-balance sheet financial instruments	18,174	15,812
Shareholders’ interest in the long-term assurance fund	610	478
London Metal Exchange warrants and other metals trading positions	952	1,290
Sundry debtors	2,418	2,156

	22,154	19,736

	2004	2003
Prepayments and accrued income	£m	£m

Accrued interest and commission	3,538	2,763
Prepayments	1,540	1,158

	5,078	3,921

22 Retail long-term assurance funds

The increase in the shareholders’ interest in the retail long-term assurance funds in the UK is calculated as follows:

	2004	2003
	£m	£m

Value of shareholders’ interest at beginning of year	878	867
Increase in the value for the year after tax	19	11

Value of shareholders’ interest at end of year	897	878
Non-recourse borrowing	(287)	(400)

Value of shareholders’ interest after non-recourse borrowings	610	478

Before tax, the decrease in the value for the year was £1m (2003: £42m).

In 2003, loan notes of £400m were issued. The first £400m of emerging surplus from the retail long-term assurance funds is used to repay these notes with the remaining surplus being available to shareholders. In 2004 £113m of the loan notes were redeemed.

In addition to the increase in the shareholders’ interest in the retail long-term assurance funds detailed above, £9m (2003: £9m) of other income from the long-term assurance business has been recognised in the year.

The principal economic assumptions used in calculating the value of the shareholders’ interest were as follows:

	2004	2003
	%	%

Risk discount rate (net of tax)	7.1	7.3
Gross United Kingdom equities returns for unit linked business (net of irrecoverable tax credit)	7.0	7.2
Gross United Kingdom equities dividend yield for unit linked business (net of irrecoverable tax credit)	2.5	2.5
Gross property and overseas equities returns for unit linked business	7.6	7.8
Gross fixed interest returns for unit linked business	4.6	4.8
Renewal expense inflation (including effect of fixed costs)	5.0	4.8

The retail life-fund assets attributable to policyholders comprise:

	2004	2003
	£m	£m

Assets:
Investments	8,253	7,329
Other debtors	209	984

	8,462	8,313
Current liabilities	(84)	(236)

	8,378	8,077

Barclays PLC Annual Report 2004

23 Deposits by banks

	2004	2003
	£m	£m

Repayable
on demand	9,858	8,086
not more than three months	81,214	67,866
over three months but not more than six months	5,762	2,286
over six months but not more than one year	993	2,135
over one year but not more than two years	1,942	407
over two years but not more than five years	1,738	2,944
over five years	9,517	10,368

	111,024	94,092

By geographical area
Banking business: United Kingdom	52,708	39,068
Other European Union	2,733	2,418
United States	4,956	6,173
Rest of the World	13,814	9,982

Total banking business	74,211	57,641
Total trading business	36,813	36,451

	111,024	94,092

At 31st December 2004, there were deposits by banks of £1,634m (2003: £1,438m) due to associated undertakings and joint ventures.

Deposits by banks are mostly over £50,000.

The average interest rate during 2004 for deposits by banks (excluding trading business) was 2.4% (2003: 2.3%, 2002: 2.9%).

24 Customer accounts

	2004	2003
	£m	£m

Repayable
on demand	106,675	95,253
not more than three months	99,656	79,259
over three months but not more than six months	2,860	2,898
over six months but not more than one year	2,391	2,765
over one year but not more than two years	918	964
over two years but not more than five years	1,615	2,141
over five years	3,603	1,588

	217,718	184,868

By geographical area
Banking business:
United Kingdom	155,946	140,363
Other European Union	8,395	8,510
United States	1,776	1,236
Rest of the World	5,846	5,705

Total banking business	171,963	155,814
Total trading business	45,755	29,054

	217,718	184,868

Notes to the accounts
For the year ended 31st December 2004

24 Customer accounts (continued)

	2004	2003
	£m	£m

By type
In offices in the United Kingdom:
current and demand accounts – interest free	12,509	13,374
current and demand accounts – interest bearing	23,599	20,102
savings accounts	51,061	49,124
other time deposits – retail	31,618	31,801
other time deposits – wholesale	55,195	40,187
In offices outside the United Kingdom:
current and demand accounts – interest free	1,513	1,359
current and demand accounts – interest bearing	3,361	3,534
savings accounts	864	1,561
other time deposits	37,998	23,826

	217,718	184,868

At 31st December 2004, there were customer accounts of £53m (2003: £34m) due to associated undertakings and joint ventures.

Deposits in offices in the UK received from non-residents amounted to £34,183m (2003: £27,593m and 2002: £19,490m).

Other time deposits in the UK and the US are mostly over £50,000.

25 Debt securities in issue

	2004	2003
	£m	£m

Bonds and medium-term notes repayable: within one year	1,438	2,157
over one year but not more than two years	4,797	933
over two years but not more than five years	3,723	5,106
over five years	1,313	2,587

	11,271	10,783
Other debt securities in issue repayable: not more than three months	36,949	17,872
over three months but not more than one year	7,418	13,780
over one year but not more than two years	2,692	1,520
over two years but not more than five years	6,799	3,032
over five years	2,677	2,582

	67,806	49,569

Debt securities in issue at 31st December 2004 included certificates of deposit of £37,213m (2003: £28,536m) and commercial paper of £8,688m (2003: £4,426m). The average interest rates during 2004 for commercial paper was 1.8% (2003: 1.0%, 2002: 2.0%) and for negotiable certificates of deposits was 2.2% (2003: 2.2%, 2002: 3.3%). At 31st December 2004, there were £530m of debt securities in issue due to associated undertakings and joint ventures (2003: £448m).

Debt securities in issue at 31st December 2004 include £3,278m (2003: £2,508m) raised from the securitisation of credit and charge card receivables (see Note 14).

Barclays PLC Annual Report 2004

26 Other liabilities, accruals and deferred income

	2004	2003
Other liabilities	£m	£m

Obligations under finance leases payable: not more than one year	117	22
over one year but not more than two years	100	24
over two years but not more than five years	159	61
over five years	30	53

	406	160
Less: future finance charges	(53)	(50)

	353	110
Balances arising from off-balance sheet financial instruments	18,009	14,797
Short positions in securities	53,714	49,934
Current tax	584	497
Sundry creditors	3,905	4,159

	76,565	69,497

Short positions in securities comprise: Treasury bills and other eligible bills	1,782	2,547
Debt securities – government	38,358	37,526
Debt securities – other public sector	3,186	1,035
Debt securities – other	5,392	4,256
Equity shares	4,996	4,570

	53,714	49,934

Of the total short positions disclosed above, £34,993m (2003: £37,028m) were listed on a recognised exchange.

Other liabilities as at 31st December 2004 include £68m (2003: £192m) raised from the securitisation of investment debt securities (see Note 16).

	2004	2003
Accruals and deferred income	£m	£m

Accrued interest and commission	2,860	2,193
Other accruals and deferred income	3,722	2,790

	6,582	4,983

27 Deferred tax

The movements on deferred tax during the year were:

	2004	2003
	£m	£m

At beginning of year	646	461
Exchange and other adjustments	5	(9)
Charge to profit and loss account	87	194

At end of year	738	646

Deferred tax at 31st December:
Leasing transactions	759	739
Other timing differences	(21)	(93)

	738	646

No tax (2003: £nil) has been calculated on capital gains that might arise on the disposal of Barclays Bank PLC at the amounts at which it is stated. The Directors are of the opinion that the likelihood of any such tax liability arising in the foreseeable future is remote. Tax would become payable only if the investment (and consequently virtually all of the Group’s activities) were disposed of. The amount of tax payable would be dependent upon the level of capital losses available within the Barclays Group to reduce any capital gains that may arise.

Notes to the accounts
For the year ended 31st December 2004

27 Deferred tax (continued)

No tax has been calculated on capital gains (2003: £nil) that might arise on the disposal of properties at their balance sheet amounts. The aggregate disposal of the property portfolio would not be expected to give rise to a significant gain or loss. Tax would become payable only if property were sold without it being possible to claim rollover relief. At present, it is not envisaged that any tax will become payable in the foreseeable future.

The fair values of certain derivatives and financial instruments are disclosed in Note 37. For trading balances, where fair values are recognised in the financial statements and mark to market movements included in the profit and loss account, the gains and losses are subject to current tax and no deferred tax arises. In the case of derivatives used for asset and liability management purposes, tax arises when the gain or loss is recognised in the profit and loss account at the same time as the hedged item. Where fair values are disclosed but not recognised, tax would arise if the assets were sold at their fair value. Tax of £759m (2003: £900m) would become payable on the sale of the non-trading financial assets for which a valuation has been given.

Deferred tax assets have not been recognised on tax losses to the extent that they are not regarded as recoverable in the foreseeable future. The unrecognised asset of £5m (2003: £4m) would be regarded as recoverable to the extent that, on the basis of all available evidence, it was more likely than not that there would be suitable taxable profits from which the tax losses could be deducted.

No deferred tax is recognised on the unremitted earnings of overseas subsidiary undertakings, associated undertakings and joint ventures. Such earnings form part of the balance sheet value and are therefore included in the deferred tax of subsidiaries.

28 Other provisions for liabilities and charges

	Employee
	pension and			Redundancy
	post-retirement		Customer	and
	benefit	Onerous	loyalty	restruct-	Sundry
	contributions	contracts	provisions	uring	provisions	Total
	£m	£m	£m	£m	£m	£m

At 1st January 2004	65	23	32	71	178	369
Acquisitions and disposals of Group undertakings	(3)	–	–	–	–	(3)
Exchange	(5)	4	–	(3)	(6)	(10)
Additions	135	25	12	202	187	561
Amounts used	(28)	(11)	(32)	(161)	(98)	(330)
Unused amounts reversed	(60)	(3)	–	(12)	(46)	(121)
Amortisation of discount	–	1	–	–	–	1

	104	39	12	97	215	467

At 1st January 2003	180	26	55	113	112	486
Acquisitions and disposals of Group undertakings	8	–	–	–	1	9
Exchange	(1)	4	–	4	–	7
Additions	30	7	11	235	121	404
Amounts used	(50)	(10)	(34)	(245)	(35)	(374)
Unused amounts reversed	(102)	(5)	–	(36)	(21)	(164)
Amortisation of discount	–	1	–	–	–	1

	65	23	32	71	178	369

Customer loyalty provisions are made with respect to anticipated future claims on redemption under the Group’s customer loyalty bonus schemes. Sundry provisions are made with respect to commission clawbacks, warranties, cost of customer redress and litigation claims.

The Group has a restructuring programme, largely focused on activities within the UK, which involves the reshaping of the Group’s operations through the centralisation of core processes, application of new technologies, and reduction of workforce. It is anticipated that the majority of remaining liabilities and charges will be utilised in 2005.

Barclays PLC Annual Report 2004

29 Undated loan capital

Undated loan capital, issued by the Bank for the development and expansion of the Group’s business and to strengthen its capital base comprised:

			2004	2003
	Notes		£m	£m

The Bank
6% Callable Perpetual Core Tier One Notes	(a, n	)	400	400
6.86% Callable Perpetual Core Tier One Notes ($1,000m)	(a, n	)	520	560
8.55% Step-up Callable Perpetual Reserve Capital Instruments ($1,250m)	(b, o	)	646	694
7.375% Step-up Callable Perpetual Reserve Capital Instruments ($750m)	(b, p	)	386	415
7.50% Step-up Callable Perpetual Reserve Capital Instruments (€850m)	(c, q	)	595	596
Junior Undated Floating Rate Notes ($121m)	(d, r	)	63	68
Undated Floating Rate Primary Capital Notes Series 1 ($358m)	(d, s	)	186	201
Undated Floating Rate Primary Capital Notes Series 2 ($442m)	(d, s	)	230	248
Undated Floating Rate Primary Capital Notes Series 3	(d, s	)	145	145
9.875% Undated Subordinated Notes	(e, t	)	300	300
9.25% Perpetual Subordinated Bonds (ex-Woolwich plc)	(f, u	)	180	181
9% Permanent Interest Bearing Capital Bonds	(g, v	)	100	100
7.125% Undated Subordinated Notes	(h, w	)	525	525
6.875% Undated Subordinated Notes	(i, x	)	650	650
6.375% Undated Subordinated Notes	(j, y	)	465	465
6.125% Undated Subordinated Notes	(k, z	)	550	550
6.5% Undated Subordinated Notes (FFr1,000m)	(l, aa	)	108	107
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	(m, ab	)	40	42
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000m)	(m, ab	)	60	63

Total undated loan capital			6,149	6,310

Security and subordination
None of the undated loan capital of the Bank is secured or convertible.

The Junior Undated Floating Rate Notes (the ‘Junior Notes’) rank behind the claims against the Bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital.

All other issues of the Bank’s undated loan capital rank pari passu with each other and behind the claims of the holders of Junior Notes, except for the 6% and 6.86% Callable Perpetual Core Tier One Notes (the ‘TONs’) and the 8.55%, 7.375% and 7.5% Step-up Callable Perpetual Reserve Capital Instruments (the ‘RCIs’) (such issues, excluding the TONs and the RCIs, being the ‘Undated Notes and Loans’).

The TONs and the RCIs rank pari passu with each other and behind the claims of the holders of the Undated Notes and Loans.

In accordance with the Barclays Group Reorganisation Act 2002, the 9.25% Perpetual Subordinated Bonds of Woolwich plc were transferred to the Bank by operation of law on 1st December 2003 and accordingly the Bank has become the obligor for this issue from that date.

Interest

Notes
(a)	These TONs bear a fixed rate of interest until 2032. After that date, in the event that the TONs are not redeemed, the TONs will bear interest at rates fixed periodically in advance, based on London interbank rates.

(b)	These RCIs bear a fixed rate of interest until 2011. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

(c)	These RCIs bear a fixed rate of interest until 2010. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on European interbank rates.

(d)	These Notes bear interest at rates fixed periodically in advance, based on London interbank rates.

(e)	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(f)	These Notes bear a fixed rate of interest until 2021. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(g)	The interest rate on these Notes is fixed for the life of this issue.

(h)	These Notes bear a fixed rate of interest until 2020. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

Notes to the accounts
For the year ended 31st December 2004

29 Undated loan capital (continued)

(i)	These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(j)	These Notes bear a fixed rate of interest until 2017. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(k)	These Notes bear a fixed rate of interest until 2027. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(l)	These Notes bear a fixed rate of interest until 2009. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

(m)	These Loans bear a fixed rate of interest until 2028 based on a US Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable which is fixed periodically in advance based on London interbank rates. After that date, in the event that the Loans are not redeemed, the Loans will bear Yen interest at rates fixed periodically in advance, based on London interbank rates.

The Bank is not obliged to make a payment of interest on its Undated Notes and Loans excluding the 9.25% Perpetual Subordinated Bonds if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of the Bank. The Bank is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 months interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances.

No payment of principal or any interest on any such undated loan capital may be made unless the Bank satisfies a specified solvency test.

The Bank may elect to defer any payment of interest on the RCIs for any period of time. Whilst such deferral is continuing, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

The Bank may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the Financial Services Authority. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as the Bank next makes a payment of interest on the TONs, neither the Bank nor Barclays PLC may (a) declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or preference shares, or make payments of interest in respect of the RCIs and (b) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Interest payable on undated loan capital amounted to £419m (2003: £451m, 2002: £407m).

Repayment and conversion

Notes
(n)	These TONs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June 2032.

(o)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June 2011.

(p)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2011.

(q)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2010.

(r)	These Notes are repayable, at the option of the Bank, in whole or in part on any interest payment date.

(s)	These Notes are repayable in each case, at the option of the Bank, in whole on any interest payment date.

(t)	These Notes are repayable, at the option of the Bank, in whole in 2008, or on any fifth anniversary thereafter.

(u)	These Bonds are repayable, at the option of the Bank, in whole in 2021, or on any fifth anniversary thereafter.

(v)	These Bonds are repayable, at the option of the Bank, in whole at any time.

(w)	These Notes are repayable, at the option of the Bank, in whole in 2020, or on any fifth anniversary thereafter.

(x)	These Notes are repayable, at the option of the Bank, in whole in 2015, or on any fifth anniversary thereafter.

(y)	These Notes are repayable, at the option of the Bank, in whole in 2017, or on any fifth anniversary thereafter.

(z)	These Notes are repayable, at the option of the Bank, in whole in 2027, or on any fifth anniversary thereafter.

(aa)	These Notes are repayable, at the option of the Bank, in whole in 2009, or on any fifth anniversary thereafter.

(ab)	These Loans are repayable, at the option of the Bank, in whole in 2028, or on any fifth anniversary thereafter.

In addition, each issue of undated loan capital is repayable, at the option of the Bank in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior approval of the Financial Services Authority.

All issues of undated loan capital have been made in the eurocurrency market and/or under Rule 144A, and no issues have been registered under the US Securities Act of 1933.

Barclays PLC Annual Report 2004

30 Dated loan capital

Dated loan capital, issued by the Bank for the development and expansion of the Group’s business and to strengthen its capital base, and by Barclays Spain, Barclays Bank of Botswana Ltd (‘BBB’) and Barclays Bank Zambia PLC (‘Barclays Zambia’) to enhance their respective capital bases, comprise:

			2004	2003
	Notes		£m	£m

Non-convertible
The Bank
Floating Rate Subordinated Notes 2005 (€115m)	(b, l	)	81	81
Floating Rate Subordinated Notes 2005 (€300m)	(b, l	)	212	212
Floating Rate Unsecured Capital Loan Stock 2006	(b, m, n	)	3	3
Subordinated Floating Rate Notes 2009 (2003: $60m)			–	41
Floating Rate Subordinated Step-up Callable Notes 2009 (2003: $550m)			–	360
Floating Rate Subordinated Step-up Callable Notes 2009 (2003: $115m)			–	79
7.4% Subordinated Notes 2009 ($400m)	(a	)	208	225
Subordinated Fixed to CMS – Linked Notes 2009 (€31m)	(b	)	22	22
Floating Rate Subordinated Step-up Callable Notes 2009 (2003: €150m)			–	106
Variable Floating Rate Subordinated Notes 2009 (2003: Yen 5,000m)			–	26
12% Unsecured Capital Loan Stock 2010	(a	)	25	25
Floating Rate Subordinated Step-up Callable Notes 2011 ($100m)	(b, m	)	52	56
Floating Rate Subordinated Step-up Callable Notes 2011 ($125m)	(b, m	)	65	70
Floating Rate Subordinated Notes 2011 ($400m)	(b, m	)	208	225
5.75% Subordinated Notes 2011 (€1,000m)	(a	)	708	707
5.25% Subordinated Notes 2011 (€250m) (ex-Woolwich plc)	(a	)	169	167
Fixed/Floating Rate Subordinated Notes 2011 (Yen 5,000m)	(d, m	)	25	26
Floating Rate Subordinated Notes 2012	(b, m	)	300	299
Callable Subordinated Floating Rate Notes 2012	(b, m	)	44	44
Step-up Callable Floating Rate Subordinated Bonds 2012 (ex-Woolwich plc)	(b, m	)	148	148
Callable Subordinated Floating Rate Notes 2012 ($150m)	(b, m	)	78	84
Floating Rate Subordinated Notes 2012 ($100m)	(b, m	)	52	56
Capped Floating Rate Subordinated Notes 2012 ($100m)	(b, m	)	52	56
Floating Rate Subordinated Notes 2013 ($1,000m)	(b, k, m	)	551	582
5.015% Subordinated Notes 2013 ($150m)	(a	)	78	84
4.875% Subordinated Notes 2013 (€750m)	(a	)	531	531
5.5% Subordinated Notes 2013 (DM500m)	(e, m	)	181	181
Floating Rate Subordinated Step-up Callable Notes 2013 (Yen 5,500m)	(b, j, m	)	30	30
Floating Rate Subordinated Notes 2013 (AU$150m)	(c, m	)	61	63
5.93% Subordinated Notes 2013 (AU$100m)	(f, m	)	40	42
10.125% Subordinated Notes 2017 (ex-Woolwich plc)	(g, m	)	117	119
Floating Rate Subordinated Notes 2018 (€40m)	(b	)	28	28
Floating Rate Subordinated Notes 2019 (€50m)	(b	)	36	35
Callable Fixed/Floating Rate Subordinated Notes 2019 (€1,000m)	(h	)	708	–
9.5% Subordinated Bonds 2021 (ex-Woolwich plc)	(a	)	254	258
Subordinated Floating Rate Notes 2021 (€100m)	(b	)	71	71
Subordinated Floating Rate Notes 2022 (€50m)	(b	)	36	35
Subordinated Floating Rate Notes 2023 (€50m)	(b	)	36	35
5.75% Fixed Rate Subordinated Notes 2026	(a	)	600	600
5.4% Reverse Dual Currency Subordinated Loan 2027 (Yen 15,000m)	(i	)	75	79
6.33% Subordinated Notes 2032	(a	)	50	50
Subordinated Floating Rate Notes 2040 (€100m)	(b	)	71	71
Barclays Bank SA, Spain (Barclays Spain)
Subordinated Floating Rate Capital Notes 2007 (€60m)	(b	)	42	–
Subordinated Floating Rate Capital Notes 2009 (€42m)	(b	)	30	–
Subordinated Floating Rate Capital Notes 2011 (€50m)	(b	)	35	–

			6,113	6,012

Convertible
Barclays Bank of Botswana Ltd (BBB)
Subordinated Unsecured Floating Rate Capital Notes 2014 (BWP100m)	(m, o	)	12	13
Barclays Bank Zambia PLC
Subordinated Unsecured Floating Rate Capital Notes 2015 (ZMK30bn)	(m, p	)	3	4

Total dated loan capital			6,128	6,029

Repayable
not more than one year			296	3
over one year but not more than two years			–	293
over two years but not more than five years			302	–
over five years			5,530	5,733

			6,128	6,029

Notes to the Accounts
For the year ended 31st December 2004

30 Dated loan capital (continued)

None of the Group’s dated loan capital is secured. The debt obligations of the Bank, Barclays Spain, BBB and Barclays Zambia rank ahead of the interests of holders of their equity. Dated loan capital of the Bank, Barclays Spain, BBB and Barclays Zambia has been issued on the basis that the claims thereunder are subordinated to the respective claims of their depositors and other unsecured unsubordinated creditors.

In accordance with the Barclays Group Reorganisation Act 2002, the 5.25% Subordinated Notes 2011, the Step-up Callable Floating Rate Subordinated Bonds 2012, the 10.125% Subordinated Notes 2017 and the 9.5% Subordinated Bonds 2021 of Woolwich plc were transferred to the Bank by operation of law on 1st December 2003 and accordingly the Bank has become the obligor for these issues from that date.

The loan capital of Barclays Spain was reclassified from Other liabilities to Dated loan capital during 2004.

Interest

Notes
(a)	The interest rates on these Notes are fixed for the life of those issues.

(b)	These Notes bear interest at rates fixed periodically in advance based on London or European interbank rates.

(c)	These Notes bear interest at rates fixed periodically in advance based on Sydney bill of exchange rates.

(d)	These Notes bear a fixed rate of interest until 2006. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.

(e)	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.

(f)	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Sydney Bill of exchange rates.

(g)	These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(h)	These Notes bear a fixed rate of interest until 2014. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

(i)	This Loan bears a fixed rate of interest based on a US Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable which is fixed periodically in advance based on London interbank rates.

(j)	The Bank has swapped the proceeds of these Notes for euro under a swap, the duration of which matches the term of the Notes. The payment obligations of the Bank under this swap are subordinated so that the claims against the Bank in respect of this swap rank pari passu with claims against the Bank in respect of its dated loan capital. The sterling value of these Notes in the figures set out above takes into account this subordinated swap.

(k)	The Bank has swapped US$250m of the proceeds of these Notes for euro under a swap, the duration of which matches the term of the Notes. The payment obligations of the Bank under this swap are subordinated so that the claims against the Bank in respect of this swap rank pari passu with claims against the Bank in respect of its dated loan capital. The sterling value of these Notes in the figures set out above takes into account this subordinated swap.

(l)	The Bank may defer the payment of interest and principal on these Notes in the event that the Financial Services Authority has required or requested the Bank to make such a deferral.

(m)	Repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole.

(n)	Holders of these Notes have certain rights to call for the redemption of their holdings.

(o)	These Notes bear interest at rates fixed periodically in advance based on the Bank of Botswana Certificate Rate. All of these Notes will be compulsorily converted to Preference Shares of BBB, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should BBB experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

(p)	These Notes bear interest at rates fixed periodically in advance based on the Bank of Zambia Treasury Bill rate. All of these Notes will be compulsorily converted to Preference Shares of Barclays Zambia, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should Barclays Zambia experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

Interest payable on loan capital with a final maturity within five years amounted to £23.8m (2003: £10.7m, 2002: £28m).

The 7.4% Subordinated Notes 2009 (the ‘7.4% Notes’) issued by the Bank have been registered under the US Securities Act of 1933. All other issues of dated loan capital by the Bank, Barclays Spain, BBB and Barclays Zambia, which were made in non-US markets, have not been so registered. With respect to the 7.4% Notes, the Bank is not obliged to make (i) a payment of interest on any interest payment date unless a dividend is paid on any class of share capital and (ii) a payment of principal until six months after the respective maturity date with respect to such Notes.

Barclays PLC Annual Report 2004

30 Dated loan capital (continued)

Repayment terms
Unless otherwise indicated, the Group’s dated loan capital outstanding at 31st December 2004 is redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, in the case of BBB and Barclays Zambia, to certain changes in legislation or regulations.

Any repayments prior to maturity require in the case of the Bank, the prior approval of the Financial Services Authority, in the case of BBB, the prior approval of the Bank of Botswana and in the case of Barclays Zambia, the prior approval of the Bank of Zambia.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

31 Called up share capital

The authorised share capital of Barclays PLC is £2,500m (2003: £2,500m), comprising 9,996 million (2003: 9,996 million) ordinary shares of 25p each and 1 million (2003: 1 million) staff shares of £1 each. Called up share capital comprises 6,454 million (2003: 6,563 million) ordinary shares of 25p each and 1 million (2003: 1 million) staff shares of £1 each.

	2004	2003
	£m	£m

Called up share capital, allotted and fully paid
Ordinary shares:
At beginning of year	1,641	1,644
Issued to staff under the SAYE Share Option Scheme	6	7
Issued under Incentive Share Option Plan	1	1
Issued under Woolwich Executive Share Option Plan	–	1
Repurchase of shares	(35)	(12)

At end of year	1,613	1,641
Staff shares	1	1

	1,614	1,642

Share repurchase
The following table shows by month, the number of shares purchased and the average price paid per share. No share repurchases were made in any month not listed below.

			Total number of	Maximum number
			shares purchased	(or approximate value)
			as part of publicly	of shares that may yet
	Total number of	Average price	announced plans	be purchased under
Period	shares purchased	paid per share	or programmes	the plans or programmes

1st February 2004 to 29th February 2004	8,381,800	4.96	–	n/a
1st March 2004 to 31st March 2004	42,341,364	4.85	–	n/a
1st April 2004 to 30th April 2004	39,085,413	4.96	–	n/a
1st May 2004 to 31st May 2004	31,884,909	5.02	–	n/a
1st August 2004 to 31st August 2004	14,170,000	5.04	–	n/a
1st September 2004 to 30th September 2004	4,260,000	5.33	–	n/a

Total	140,123,486	4.96	–

At the 2003 AGM on 24th April, Barclays PLC was authorised to repurchase 985,524,000 of its ordinary shares of 25p. The authorisation was effective until the AGM in 2004. 35,220,413 of the 39,085,413 shares repurchased in April 2004 were repurchased under the 2003 AGM authorisation. At the 2004 AGM on 29th April, Barclays PLC was authorised to repurchase 984,600,000 of its ordinary shares of 25p. The authorisation is effective until the AGM in 2005. 3,865,000 of the 39,085,413 shares repurchased in April 2004 were repurchased under the 2004 AGM authorisation.

As at 28th February 2005, there were 930,420,091 shares that may yet be purchased under the 2004 AGM authorisation.

All shares purchased during the period were open market transactions.

Notes to the Accounts
For the year ended 31st December 2004

32 Shares under option

The Group has three current schemes that give employees rights to subscribe for shares in Group companies. A summary of the key terms of the Incentive Share Option Plan (ISOP) and Sharesave (SAYE) is provided on pages 14 and 15.

The other current scheme is the BGI Equity Ownership Plan (EOP) which provides for options to be granted to certain management personnel for shares in Barclays Global Investors UK Holdings Limited, a subsidiary of Barclays Bank PLC. Under the terms of the Plan, options are normally exercisable upon vesting. One-third of the options will generally vest at each anniversary of the grant date over three years. If unexercised, the options will lapse ten years after the grant.

At 31st December 2004, 7.6 million (2003: 13.5 million) options were outstanding under the terms of the BGI EOP (which would represent a 7.8% interest if exercised), enabling certain management personnel to subscribe for shares in Barclays Global Investors UK Holdings Limited between 2005 and 2014 at prices between £6.11 and £20.11. One year following the exercise of the option, the shareholder has the right to offer to sell the shares to Barclays Bank PLC. Barclays Bank PLC may accept the offer and purchase the shares at the most recent agreed valuation. The most recently agreed valuation at 30th June 2004 was £32.10 (2003: £15.16).

If all the current options were exercised, £96.5m (2003: £128.7m) would be subscribed. At the most recently agreed valuation these shares would be valued at £243.1m, resulting in a gain of £146.7m to the option holders if these shares were sold at this price. Since the scheme was introduced, options over 12.7 million (2003: 4.9 million) shares have been exercised, of which 10 million are still held by employees and represent a minority interest in the Group.

At 31st December 2004, 97.3 million (2003: 106 million) options were outstanding under the terms of the SAYE Share Option Scheme, 0.2 million (2003: 0.6 million) options were outstanding under the terms of the Woolwich SAYE Scheme, 4.5 million (2003: 5.9 million) options were outstanding under the terms of the Executive Share Option Scheme, 2.3 million (2003: 4.4 million) options were outstanding under the terms of the Woolwich ESOP and 137.9 million (2003: 98.9 million) options were outstanding under the terms of the Incentive Share Option Plan, enabling certain Directors and members of staff to subscribe for ordinary shares between 2005 and 2014 at prices ranging from 176p to 562p.

In addition to the above, the independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (ESAS Trust), established by Barclays Bank PLC in 1996, operates the Executive Share Award Scheme (ESAS). ESAS is a deferred share bonus plan for employees of the Group. The key terms of ESAS are described on page 14. The independent trustees of the ESAS Trust make awards of Barclays shares and grant options over Barclays shares to beneficiaries of the ESAS Trust. Beneficiaries of the ESAS Trust include employees and former employees of the Barclays Group.

The independent trustee of the Barclays Group (PSP & ESOS) Employees’ Benefit Trust (PSP Trust), established by Barclays Bank PLC in 1996, operates the Performance Share Plan (PSP) and may satisfy awards under the Executive Share Option Scheme (ESOS). No awards have been made under this trust since 1999. All awards are in the form of options over Barclays shares.

The total number of Barclays shares held in Group employee benefit trusts at 31st December 2004 was 115 million (2003: 82.8 million). Dividend rights have been waived on 1.6 million (2003:1.6 million) of these shares. The total number of shares includes those represented by the reduction to shareholders’ funds of £153m (2003: £99m) where the cost has not yet been fully expensed to the profit and loss account. The total market value of the shares held in trust based on the year-end share price of £5.86 (2003: £4.98) was £674m (2003: £412m). As at 31st December 2004, options over 10.1 million (2003: 7.3m) of the total shares held in the trusts were exercisable.

Barclays PLC Annual Report 2004

33 Shareholders’ funds

	2004			2003
			Associated			Associated
			undertakings			undertakings
			and joint			and joint
	Consolidated	Barclays PLC	ventures	Consolidated	Barclays PLC	ventures
	£m	£m	£m	£m	£m	£m

At beginning of year	16,374	16,374	(14)	15,146	15,146	(8)
Proceeds of shares issued (net of expenses)	114	114	–	149	149	–
Exchange rate translation differences	(58)	–	(25)	(29)	–	(25)
Repurchase of ordinary shares	(699)	(699)	–	(204)	(204)	–
Revaluation of investment in subsidiary undertaking	–	929	–	–	1,079	–
Shares issued to the 2003 QUEST in relation to share option schemes for staff	(1)	(1)	–	(36)	(36)	–
Gain/(loss) arising from transactions with third parties	13	–	–	(4)	–	–
ESOP Trust Shares allocated to staff	(3)	–	–	–	–	–
Other items	–	–	(5)	–	–	3
Profit retained	1,730	700	31	1,404	240	16
Increase in ESOP shares	(54)	–	–	(44)	–	–
Decrease/(increase) in Treasury shares	1	–	–	(8)	–	–

At end of year	17,417	17,417	(13)	16,374	16,374	(14)

Opening shareholders’ funds have been restated due to the adoption of UITF Abstract 38, ‘Accounting for ESOP trusts’. Further information can be found in the changes in accounting policy on page 115.

The revaluation reserve of Barclays PLC arises from the revaluation of the investment in Barclays Bank PLC.

The decrease in consolidated shareholders’ funds of £58m (2003: decrease £29m) arising from exchange rate translation differences is net of a related tax credit of £2m (2003: credit £2m).

Treasury shares are carried at £11m (2003: £12m). The number of treasury shares in issue as at 31st December 2004 is 2 million (2003: 2 million).

34 Investment in Barclays Bank PLC

The investment in Barclays Bank PLC is stated in the balance sheet at Barclays PLC’s share of the book value of the net assets of Barclays Bank PLC including unamortised goodwill. The net increase of £1,043m during the year comprised the cost of additional shares of £114m and an increase of £929m in other net assets of Barclays Bank PLC. The cost of the investment was £7,879m (2003: £7,765m).

Details of subsidiary undertakings, held through Barclays Bank PLC, are shown in Note 50.

Notes to the accounts
For the year ended 31st December 2004

35 Analysis of assets and liabilities

Assets and liabilities denominated in sterling and foreign currencies

	2004	2003
	£m	£m

Denominated in sterling	220,902	190,948
Denominated in currencies other than sterling	301,187	252,314

Total assets	522,089	443,262

Denominated in sterling	205,845	193,561
Denominated in currencies other than sterling	316,244	249,701

Total liabilities	522,089	443,262

Assets pledged to secure liabilities
Barclays has pledged assets as security for liabilities and potential liabilities included under the following headings:

	2004	2003
	£m	£m

Amount of liability secured
Deposits by banks	32,392	25,895
Customer accounts	40,633	28,732
Debt securities in issue	3,016	3,221
Other liabilities	1,414	1,243

Total	77,455	59,091

The amount of assets pledged to secure these liabilities and potential liabilities is included under the following headings:

	2004	2003
	£m	£m

Amount of assets pledged
Treasury bills and other eligible securities	5,807	3,394
Loans and advances to customers	4,334	3,594
Debt securities	70,975	54,336
Other	857	826

Total	81,973	62,150

At 31st December 2004 guarantees and assets pledged as collateral security against contingent liabilities amounted to £30,011m (2003: £24,596m).

Barclays PLC Annual Report 2004

36 Contingent liabilities and commitments

In common with other banks, the Group conducts business involving acceptances, guarantees, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties. In addition, there are other off balance sheet financial instruments, including swaps, futures, forwards and option contracts or combinations thereof (all commonly known as derivatives), the nominal amounts of which are not reflected in the consolidated balance sheet.

Following internationally accepted banking supervisory practice for the calculation of the credit risk associated with such non-derivative off balance sheet items, for the purpose of this Note the contract or underlying principal amounts are either recognised at face value or converted to credit risk equivalents by applying specified conversion factors.

Nature of instruments
For a description of the nature of derivative financial instruments, see page 57.

An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

Guarantees and assets pledged as collateral security are generally written by a bank to support the performance of a customer to third parties. As the Group will only be required to meet these obligations in the event of the customer’s default, the cash requirements of these instruments are expected to be considerably below their nominal amounts.

Other contingent liabilities include transaction related customs and performance bonds and are, generally, short-term commitments to third parties which are not directly dependent on the customer’s creditworthiness.

Commitments to lend are agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

Documentary credits commit the Group to make payments to third parties on production of documents, which are usually reimbursed immediately by customers.

The following table summarises the nominal principal amount of contingent liabilities and commitments with off balance sheet risk as at 31st December 2004:

	2004	2003
	Contract or	Contract or
	underlying	underlying
	principal	principal
	amount	amount
	£m	£m

Contingent liabilities
Acceptances and endorsements	303	671
Guarantees and assets pledged as collateral security	30,011	24,596
Other contingent liabilities	8,245	8,427

Off balance sheet credit risk	38,559	33,694

Commitments
Other commitments:
Arising out of sale and option to resell transactions	1	–
Documentary credits and other short-term trade related transactions	522	359
Forward asset purchases and forward forward deposits placed	55	88
Undrawn formal standby facilities, credit lines and other commitments to lend: Over one year	36,083	27,160
In one year or less	97,390	87,240

Off balance sheet credit risk	134,051	114,847

Current year credit card commitments to lend have been calculated on a contractual basis rather than a modelled basis. Had this method been applied in 2003, reported commitments would have been increased by £5,899m to £120,746m.

As an active participant in international banking markets, the Group has a significant concentration of off balance sheet items with financial institutions, as shown in Note 55.

For a further description of the nature and management of credit risks and market risks, see pages 30 to 71 of the Risk Management section.

Notes to the accounts
For the year ended 31st December 2004

36 Contingent liabilities and commitments (continued)

UK obligations to purchase goods and services
The table below gives details of the Group’s obligations to purchase goods and services at 31st December 2004:

	2004	2003
	£m	£m

Obligations payable
less than one year	296	273
over one year but not more than three years	493	377
over three years but not more than five years	193	123
over five years	103	73

	1,085	846

The obligations mainly relate to contracts for the provision of services such as office supplies, telecommunications, maintenance and sponsorship agreements.

Future rental commitments under operating leases
At 31st December 2004, the Group held various leases on land and buildings, many for extended periods, and other leases for equipment.

	2004		2003
	Property	Equipment	Property	Equipment
	£m	£m	£m	£m

Annual commitments under non-cancellable operating leases expiring:
not more than one year	22	2	9	1
over one year but not more than five years	33	4	45	1
over five years	182	–	142	–

	237	6	196	2

The aggregate rental payments outstanding at 31st December 2004 fall due as follows:

	Year ended 31st December
						Total
	2005	2006	2007	2008	2009	thereafter
	£m	£m	£m	£m	£m	£m

Aggregate rental payments	243	216	200	190	176	1,657

The aggregate rental payments above include the lease commitment for the new headquarters at 1 Churchill Place. The rentals for leasehold land, buildings and equipment, included in operating expenses for the year ended 31st December 2004, amounted to £206m (2003: £192m, 2002: £192m).

Barclays PLC Annual Report 2004

37 Derivatives and other financial instruments

The Group’s objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out on pages 30 to 34 under the headings ‘Risk Management and Control – Overview’; ‘Market Risk Management’ and ‘Treasury Asset and Liability Management’. Short-term debtors and creditors are included in the following interest rate repricing and non-trading currency risk tables. All other disclosures in Note 37 exclude these short-term balances.

Interest rate sensitivity gap analysis
The table below summarises the repricing profiles of the Group’s non-trading book as at 31st December 2004. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date.

Interest rate repricing – as at 31st December 2004

		Over three	Over	Over	Over	Over
		months but	six months	one year	three years	five years
	Not more	not more	but not	but not	but not	but not	Over	Non-
	than three	than six	more than	more than	more than	more than	ten	interest	Trading
	months	months	one year	three years	five years	ten years	years	bearing	balances	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate sensitivity
Assets:
Treasury bills and other eligible bills	500	144	26	41	–	–	–	–	5,947	6,658
Loans and advances to banks	1,855	143	7	403	12	3	–	258	72,450	75,131
Loans and advances to customers	110,267	5,526	8,019	12,739	5,653	3,134	4,956	78	104,574	254,946
Debt securities and equity shares	420	100	64	635	291	87	10	717	137,270	139,594
Other assets	899	–	–	–	–	–	–	12,705	23,778	37,382

Total assets	113,941	5,913	8,116	13,818	5,956	3,224	4,966	13,758	344,019	513,711

Liabilities:
Deposits by banks	5,217	353	2	364	459	–	–	1	104,628	111,024
Customer accounts	125,575	1,580	1,516	998	78	33	208	15,590	72,140	217,718
Debt securities in issue	7,038	222	225	1,178	25	–	207	–	58,911	67,806
Other liabilities	–	–	–	–	–	–	–	10,445	76,123	86,568
Loan capital and other subordinated liabilities	2,523	432	108	25	849	3,853	4,487	–	–	12,277
Minority interests and shareholders’ funds	–	–	–	–	–	–	–	18,318	–	18,318
Internal funding of trading business	(21,620)	(1,073)	(523)	249	221	245	426	(10,142)	32,217	–

Total liabilities	118,733	1,514	1,328	2,814	1,632	4,131	5,328	34,212	344,019	513,711

Off balance sheet items	(10,564)	(18,855)	3,257	9,488	10,654	4,762	1,258	–	–	–

Interest rate repricing gap	(15,356)	(14,456)	10,045	20,492	14,978	3,855	896	(20,454)	–	–

Cumulative gap	(15,356)	(29,812)	(19,767)	725	15,703	19,558	20,454	–	–	–

Total assets and liabilities exclude retail life-fund assets and liabilities. These are not relevant in considering the interest rate risk of the Group.

Trading balances for the purposes of this table are those, within Barclays Capital, where the risk is managed by DVaR (see page 159).

Notes to the accounts

For the year ended 31st December 2004

37 Derivatives and other financial instruments (continued)

Interest rate repricing – as at 31st December 2003

		Over three	Over	Over	Over	Over
		months but	six months	one year	three years	five years
	Not more	not more	but not	but not	but not	but not	Over	Non-
	than three	than six	more than	more than	more than	more than	ten	interest	Trading
	months	months	one year	three years	five years	ten years	years	bearing	balances	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets:
Treasury bills and other eligible bills	592	28	33	35	–	–	–	–	6,489	7,177
Loans and advances to banks	2,632	2	53	48	9	–	–	212	58,968	61,924
Loans and advances to customers	104,397	4,679	7,155	11,739	6,007	2,388	1,102	882	88,470	226,819
Debt securities and equity shares	721	66	420	898	580	259	250	272	101,786	105,252
Other assets	338	–	–	–	–	–	–	12,850	20,825	34,013

Total assets	108,680	4,775	7,661	12,720	6,596	2,647	1,352	14,216	276,538	435,185

Liabilities:
Deposits by banks	4,247	275	105	202	29	235	–	357	88,642	94,092
Customer accounts	118,981	1,369	1,749	1,407	103	13	240	14,056	46,950	184,868
Debt securities in issue	7,101	55	–	1,345	206	–	122	–	40,740	49,569
Other liabilities	–	–	–	–	–	–	–	9,576	68,084	77,660
Loan capital and other subordinated liabilities	3,060	499	22	22	536	3,649	4,551	–	–	12,339
Minority and other interests and shareholders’ funds	–	–	–	–	–	–	–	16,657	–	16,657
Internal funding of trading business	(22,649)	(2,590)	(530)	1,080	666	–	269	(8,368)	32,122	–

Total liabilities	110,740	(392)	1,346	4,056	1,540	3,897	5,182	32,278	276,538	435,185

Off-balance sheet items	(16,637)	(10,301)	(464)	11,341	8,448	4,114	3,499	–	–	–

Interest rate repricing gap	(18,697)	(5,134)	5,851	20,005	13,504	2,864	(331)	(18,062)	–	–

Cumulative gap	(18,697)	(23,831)	(17,980)	2,025	15,529	18,393	18,062	–	–	–

Non-trading currency risk
Non-trading currency risk exposure arises principally from the Group’s investments in overseas branches and subsidiary and associated undertakings, principally in the United States, Japan and Europe.

The Group’s structural currency exposures at 31st December 2004 were as follows:

	Net investments in		Borrowings which hedge		Remaining structural
	overseas operations		the net investments		currency exposures
	2004	2003	2004	2003	2004	2003
Functional currency of the operation involved	£m	£m	£m	£m	£m	£m

United States Dollar	2,050	1,448	2,038	1,166	12	282
Yen	2,594	3,063	2,589	2,984	5	79
Euro	3,148	4,333	3,102	3,520	46	813
Other non-Sterling	753	700	332	255	421	445

Total	8,545	9,544	8,061	7,925	484	1,619

In accordance with Group policy, as at 31st December 2004 and 31st December 2003, there were no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains and losses recognised in the profit and loss account. Instruments used in hedging non-trading exposures are described on page 57.

Barclays PLC Annual Report 2004

37 Derivatives and other financial instruments (continued)

Daily Value at Risk

The Daily Value at Risk (DVaR) methodology of estimating potential losses arising from the Group’s exposure to market risk is explained on pages 47 to 50. The models used in estimating potential losses are based on past movements and may not be indicative of future market conditions. The following table shows an analysis of DVaR for the market risk exposures in Barclays Capital as an average for the year and the high and low during the year.

	Year to 31st December 2004			Year to 31st December 2003
	Average	High(a)	Low(a)	Average	High(a)	Low(a)
	£m	£m	£m	£m	£m	£m

Interest rate risk	25.0	53.6	15.1	21.0	34.1	13.6
Credit spread risk	22.6	32.9	16.0	16.2	29.2	8.9
Foreign exchange risk	2.4	7.4	0.9	2.3	5.0	1.0
Equities risk	4.2	7.9	2.2	2.6	4.9	1.5
Commodities risk	6.0	14.4	2.2	4.4	7.0	2.2
Diversification effect	(25.9)	n/a	n/a	(20.6)	n/a	n/a

Total DVaR(b)	34.3	46.8	24.0	25.9	38.6	17.6

Notes
(a)	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

(b)	The year-end Total DVaR for 2004 was £31.9m (2003: £37.2m).

The hedging tables below summarise, firstly, the unrecognised gains and losses on hedges at 31st December 2004 and 31st December 2003 and the movements therein during the year, and, secondly, the deferred gains and losses on hedges carried forward in the balance sheet at 31st December 2004 and 31st December 2003, pending their recognition in the profit and loss account.

	Gains		Losses		Total net gains/(losses)
	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m

Unrecognised gains and losses on hedges
At 1st January	2,752	3,290	(2,715)	(2,353)	37	937
(Gains)/losses arising in previous years that were recognised in 2004/2003	(1,240)	(1,527)	1,122	999	(118)	(528)

Brought forward gains/(losses) not recognised in 2004/2003	1,512	1,763	(1,593)	(1,354)	(81)	409
Gains/(losses) arising in 2004/2003 that were not recognised in 2004/2003	849	989	(824)	(1,361)	25	(372)

At 31st December	2,361	2,752	(2,417)	(2,715)	(56)	37

Of which:
Gains/(losses) expected to be recognised in 2005/2004	570	870	(324)	(613)	246	257
Gains/(losses) expected to be recognised in 2006/2005 or later	1,791	1,882	(2,093)	(2,102)	(302)	(220)

Deferred gains and losses on hedges carried forward in the balance sheet
At 1st January	41	91	(92)	(107)	(51)	(16)
Deferred (gains)/losses brought forward that were recognised in income in 2004/2003	(32)	(81)	55	64	23	(17)

Brought forward deferred gains/(losses) not recognised in 2004/2003	9	10	(37)	(43)	(28)	(33)
Gains/(losses) that became deferred in 2004/2003	174	31	(172)	(49)	2	(18)

At 31st December	183	41	(209)	(92)	(26)	(51)

Of which:
Gains/(losses) expected to be recognised in income in 2005/2004	61	19	(66)	(39)	(5)	(20)
Gains/(losses) expected to be recognised in income in 2006/2005 or later	122	22	(143)	(53)	(21)	(31)

Where a non-trading derivative no longer represents a hedge because the underlying non-trading asset, liability or position has been de-recognised or transferred into a trading portfolio, it is restated at fair value and any resultant gains or losses taken directly to the profit and loss account. Gains of £354m (2003: £87m) and losses of £427m (2003: £54m) were recognised in the year to 31st December 2004.
The disclosure of the fair value of financial instruments as required by FRS 13 is provided in Note 38 on pages 166 to 167.

Notes to the accounts
For the year ended 31st December 2004

37 Derivatives and other financial instruments (continued)

Derivatives held or issued for trading purposes

The tables set out below analyse the notional principal amounts and fair values (which, after netting, are the book values) of trading instruments entered into with third parties.

	2004
	Contract or	Year-end	Year-end	Average	Average
	underlying	positive	negative	positive	negative
	principal	fair	fair	fair	fair
	amount	value	value	value	value
	£m	£m	£m	£m	£m

Foreign exchange derivatives
Forward foreign exchange	379,375	6,797	7,793	5,694	4,792
Currency swaps	263,727	11,287	11,750	7,476	7,677
OTC options bought and sold	169,150	1,982	1,933	2,346	1,807

OTC derivatives	812,252	20,066	21,476	15,516	14,276
Exchange traded futures – bought and sold	321	–	–	–	14

Total	812,573	20,066	21,476	15,516	14,290

Interest rate derivatives
Swaps	5,236,145	53,782	51,511	46,611	44,669
Forward rate agreements	871,939	265	208	218	189
OTC options bought and sold	1,720,881	9,132	8,912	7,857	7,626

OTC derivatives	7,828,965	63,179	60,631	54,686	52,484
Exchange traded futures – bought and sold	1,029,595	–	–	–	–
Exchange traded options – bought and sold	476,446	–	–	–	–
Exchange traded – swaps	1,761,192	–	–	–	–

Total	11,096,198	63,179	60,631	54,686	52,484

Credit derivatives
Swaps	186,275	1,444	1,186	513	509

Equity and stock index derivatives
OTC options bought and sold	107,328	4,161	5,068	3,051	3,873
Equity swaps and forwards	12,367	269	182	164	182

OTC derivatives	119,695	4,430	5,250	3,215	4,055
Exchange traded futures – bought and sold	33,366	–	–	–	–
Exchange traded options – bought and sold	26,029	–	–	–	–

Total	179,090	4,430	5,250	3,215	4,055

Commodity derivatives
OTC options bought and sold	43,057	1,398	1,184	887	769
Commodity swaps and forwards	82,725	3,557	3,596	3,216	3,315

OTC derivatives	125,782	4,955	4,780	4,103	4,084
Exchange traded futures – bought and sold	11,764	–	–	–	–
Exchange traded options – bought and sold	2,863	–	–	–	–

Total	140,409	4,955	4,780	4,103	4,084

Total trading derivatives		94,074	93,323
Effect of netting		(69,919)	(69,919)
Allowable offset – cash collateral		(5,981)	(5,395)

Balances arising from off-balance sheet financial instruments (see Other assets/Other liabilities, Notes 21 and 26)		18,174	18,009

Non-cash collateral held that reduced credit risk in respect of derivative instruments at 31st December 2004, but did not meet the offset criteria amounted to £1,568m (2003: £672m).

Barclays PLC Annual Report 2004

37 Derivatives and other financial instruments (continued)

	2003
	Contract or	Year-end	Year-end	Average	Average
	underlying	positive	negative	positive	negative
	principal	fair	fair	fair	fair
	amount	value	value	value	value
	£m	£m	£m	£m	£m

Foreign exchange derivatives
Forward foreign exchange	308,671	5,501	7,109	4,288	4,956
Currency swaps	196,450	9,049	9,086	6,572	6,583
OTC options bought and sold	167,513	2,579	2,198	1,315	1,120

OTC derivatives	672,634	17,129	18,393	12,175	12,659
Exchange traded futures – bought and sold	87	–	–	–	–
Exchange traded options – bought and sold	3	–	–	–	–
Exchange traded swaps

Total	672,724	17,129	18,393	12,175	12,659

Interest rate derivatives
Swaps	2,650,289	43,891	41,874	54,517	52,241
Forward rate agreements	352,769	114	104	128	112
OTC options bought and sold	827,569	7,771	7,757	8,459	8,338

OTC derivatives	3,830,627	51,776	49,735	63,104	60,691
Exchange traded futures – bought and sold	761,048	–	–	–	–
Exchange traded options – bought and sold	317,857	–	–	–	–
Exchange traded – swaps	972,173	–	–	–	–

Total	5,881,705	51,776	49,735	63,104	60,691

Credit derivatives
Swaps	43,256	798	584	810	591

Equity and stock index derivatives
OTC options bought and sold	54,488	2,482	3,433	2,173	2,572
Equity swaps and forwards	3,855	257	212	101	72

OTC derivatives	58,343	2,739	3,645	2,274	2,644
Exchange traded futures – bought and sold	20,686	–	–	–	–
Exchange traded options – bought and sold	11,870	–	–	–	–

Total	90,899	2,739	3,645	2,274	2,644

Commodity derivatives
OTC options bought and sold	11,782	266	230	227	225
Commodity swaps and forwards	45,308	1,716	1,812	1,415	1,400

OTC derivatives	57,090	1,982	2,042	1,642	1,625
Exchange traded futures – bought and sold	21,327	–	46	–	1
Exchange traded options – bought and sold	961	–	–	–	–

Total	79,378	1,982	2,088	1,642	1,626

Total trading derivatives		74,424	74,445
Effect of netting		(55,030)	(55,030)
Allowable offset – cash collateral		(3,582)	(4,618)

Balances arising from off-balance sheet financial instruments (see Other assets/Other liabilities, Notes 21 and 26)		15,812	14,797

Non-cash collateral held that reduced credit risk in respect of derivative instruments at 31st December 2003, but did not meet the offset criteria amounted to £672m (2002: £591m).

Notes to the accounts
For the year ended 31st December 2004

37 Derivatives and other financial instruments (continued)

Derivative financial instruments held for the purpose of managing non-trading exposures
The following table, which includes only the derivative components of the Group’s hedging programme, summarises the nominal values, fair values and book values of derivatives held for the purpose of managing non-trading exposures. Included in the amounts below were £10,295m (2003: £10,685m) contract amount of foreign exchange derivatives and £151,957m (2003: £200,126m) of interest rate derivatives which were made for asset and liability management purposes with independently managed dealing units of the Group.

	2004					2003
	Contract or	Year-end	Year-end	Year-end	Year-end	Contract or	Year-end	Year-end
	underlying	positive	negative	positive	negative	underlying	positive	negative
	principal	fair	fair	book	book	principal	fair	fair
	amount	value	value	value	value	amount	value	value
	£m	£m	£m	£m	£m	£m	£m	£m

Foreign exchange derivatives
Forward foreign exchange	1,480	25	14	17	2	1,648	18	23
Currency swaps	10,841	211	842	181	355	10,914	64	786

OTC derivatives	12,321	236	856	198	357	12,562	82	809
Exchange traded futures – bought and sold	–	–	–	–	–	40	–	–

Total	12,321	236	856	198	357	12,602	82	809

Interest rate derivatives
Swaps	174,382	2,806	2,039	1,015	663	294,021	3,656	3,165
Forward rate agreements	22,039	5	5	–	5	28,742	27	5
OTC options bought and sold	4,080	41	78	3	2	15,062	5	66

OTC derivatives	200,501	2,852	2,122	1,018	670	337,825	3,688	3,236
Exchange traded futures – bought and sold	–	–	–	–	–	83	–	–

Total	200,501	2,852	2,122	1,018	670	337,908	3,688	3,236

Credit derivatives	5,133	8	31	4	2	4,194	3	77

Equity, stock index, commodity and precious metals derivatives	1,536	70	23	3	4	1,662	78	34

At 31st December 2003, the total positive book value of derivatives held for the purposes of managing non-trading exposures was £1,856m. The total negative book value of such contracts at 31st December 2003 was £2,198m.

The nominal amounts of OTC foreign exchange derivatives held to manage the non-trading exposure of the Group analysed by currency and final maturity are as follows:

	2004				2003
		Over one				Over one
		year but				year but
		not more				not more
	One year	than five	Over five		One year	than five	Over five
	or less	years	years	Total	or less	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m

£/euro	352	698	–	1,050	406	1,890	–	2,296
£/Yen	905	3,657	–	4,562	1,147	4,097	–	5,244
£/United States Dollar	194	5,205	520	5,919	625	2,797	561	3,983
United States Dollar/euro	105	130	–	235	127	196	–	323
United States Dollar/Yen	22	–	148	170	13	21	159	193
United States Dollar/South African Rand	176	–	–	176	233	–	–	233
Yen/euro	28	28	–	56	22	29	–	51
Other	104	49	–	153	181	58	–	239

Total	1,886	9,767	668	12,321	2,754	9,088	720	12,562

Barclays PLC Annual Report 2004

37 Derivatives and other financial instruments (continued)

Maturity of notional principal amounts as at 31st December 2004
At 31st December 2004, the notional principal amounts, by residual maturity, of the Group’s trading and non-trading derivatives were as follows:

		Over one
		year but
		not more	Over
	One year	than five	five
	or less	years	years	Total
	£m	£m	£m	£m

Foreign exchange derivatives
Forward foreign exchange	360,272	18,971	1,612	380,855
Currency swaps	42,220	144,184	88,164	274,568
OTC options bought and sold	144,162	22,014	2,974	169,150

OTC derivatives	546,654	185,169	92,750	824,573
Exchange traded futures – bought and sold	321	–	–	321

Total	546,975	185,169	92,750	824,894

Interest rate derivatives
Swaps	2,509,842	1,798,816	1,101,869	5,410,527
Forward rate agreements	813,813	80,101	64	893,978
OTC options bought and sold	1,049,865	512,811	162,285	1,724,961

OTC derivatives	4,373,520	2,391,728	1,264,218	8,029,466
Exchange traded futures – bought and sold	606,849	418,939	3,807	1,029,595
Exchange traded options – bought and sold	430,147	46,299	–	476,446
Exchange traded swaps	221,538	861,585	678,069	1,761,192

Total	5,632,054	3,718,551	1,946,094	11,296,699

Credit derivatives
Swaps	5,307	136,049	50,052	191,408

Equity and stock index derivatives
OTC options bought and sold	35,182	70,665	9,675	115,522
Equity swaps and forwards	3,122	2,302	285	5,709

OTC derivatives	38,304	72,967	9,960	121,231
Exchange traded futures – bought and sold	33,362	4	–	33,366
Exchange traded options – bought and sold	15,495	9,904	630	26,029

Total	87,161	82,875	10,590	180,626

Commodity derivatives
OTC options bought and sold	14,060	25,539	3,458	43,057
Commodity swaps and forwards	44,806	35,551	2,368	82,725

OTC derivatives	58,866	61,090	5,826	125,782
Exchange traded futures – bought and sold	9,237	2,407	120	11,764
Exchange traded options – bought and sold	1,303	1,560	–	2,863

Total	69,406	65,057	5,946	140,409

Notes to the accounts

For the year ended 31st December 2004

37 Derivatives and other financial instruments (continued)

Maturity of notional principal amounts as at 31st December 2003
At 31st December 2003, the notional principal amounts, by residual maturity, of the Group’s trading and non-trading derivatives were as follows:

		Over one
		year but
		not more	Over
	One year	than five	five
	or less	years	years	Total
	£m	£m	£m	£m

Foreign exchange derivatives
Forward foreign exchange	290,842	18,269	1,208	310,319
Currency swaps	40,357	107,488	59,519	207,364
OTC options bought and sold	150,700	15,304	1,509	167,513

OTC derivatives	481,899	141,061	62,236	685,196
Exchange traded futures – bought and sold	121	6	–	127
Exchange traded options – bought and sold	3	–	–	3

Total	482,023	141,067	62,236	685,326

Interest rate derivatives
Swaps	848,412	1,228,034	867,864	2,944,310
Forward rate agreements	338,887	42,555	69	381,511
OTC options bought and sold	341,390	387,271	113,970	842,631

OTC derivatives	1,528,689	1,657,860	981,903	4,168,452
Exchange traded futures – bought and sold	518,048	230,563	12,520	761,131
Exchange traded options – bought and sold	246,613	71,244	–	317,857
Exchange traded swaps	119,331	432,237	420,605	972,173

Total	2,412,681	2,391,904	1,415,028	6,219,613

Credit derivatives Swaps	4,471	37,790	5,189	47,450

Equity and stock index derivatives
OTC options bought and sold	14,563	37,226	3,509	55,298
Equity swaps and forwards	3,477	1,046	148	4,671

OTC derivatives	18,040	38,272	3,657	59,969
Exchange traded futures – bought and sold	20,686	–	–	20,686
Exchange traded options – bought and sold	7,932	3,841	97	11,870

Total	46,658	42,113	3,754	92,525

Commodity derivatives
OTC options bought and sold	6,617	4,401	764	11,782
Commodity swaps and forwards	26,636	16,936	1,772	45,344

OTC derivatives	33,253	21,337	2,536	57,126
Exchange traded futures – bought and sold	18,599	2,686	42	21,327
Exchange traded options – bought and sold	671	290	–	961

Total	52,523	24,313	2,578	79,414

Barclays PLC Annual Report 2004

37 Derivatives and other financial instruments (continued)

Maturity analyses of replacement cost and counterparty analyses of net replacement cost
The fair value of a derivative contract represents the amount at which that contract could be exchanged in an arm’s-length transaction, calculated at market rates current at the balance sheet date. The totals of positive and negative fair values arising on trading derivatives at the balance sheet date have been netted where the Group has a legal right of offset with the relevant counterparty. The total positive fair value after permitted netting equates to net replacement cost.

The residual replacement cost by maturity and net replacement cost by counterparty analyses of OTC and non-margined exchange traded derivatives held for trading and non-trading purposes at 31st December 2004 and 31st December 2003 are as follows:

	2004				2003
		Over one				Over one
		year but				year but
	One	not more	Over		One	not more	Over
	year or	than five	five		year or	than five	five
	less	years	years	Total	less	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Replacement cost by residual maturity
Foreign exchange derivatives	9,285	6,886	4,320	20,491	8,357	5,862	2,929	17,148
Interest rate derivatives	6,121	23,130	34,701	63,952	5,661	21,332	25,603	52,596
Equity and stock index derivatives	1,750	2,312	394	4,456	550	1,952	267	2,769
Commodity derivatives	1,791	2,899	265	4,955	1,008	851	123	1,982
Credit derivatives	22	1,098	332	1,452	11	381	408	800

	18,969	36,325	40,012	95,306	15,587	30,378	29,330	75,295

	Total	Total
	2004	2003
	£m	£m

Net replacement cost by counterparty
Central Banks	2,563	1,046
Banks and other financial institutions	7,043	8,364
Other corporate and public bodies	9,552	7,010

	19,158	16,420

Potential credit risk exposure
The potential credit risk exposure for each product equals net replacement cost as reduced by the fair value of collateral provided by the counterparty.

At 31st December 2004 and 31st December 2003, the potential credit risk exposures in respect of the Group’s trading and non-trading OTC derivatives were not significantly different to net replacement cost.

Notes to the Accounts
For the year ended 31st December 2004

38 Fair values of financial instruments

Financial instruments include both financial assets and financial liabilities and also derivatives. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Wherever possible, the Group has estimated fair value using market prices or data available for instruments with characteristics either identical or similar to those of the instruments held by the Group. In certain cases, however, including loans and advances to customers, no ready markets currently exist in the UK wherein exchanges between willing parties occur. Accordingly, various techniques have been developed to estimate what the fair value of such instruments might be.

These estimation techniques are necessarily subjective in nature and involve several assumptions. There have been no significant changes in the estimation techniques or the methodology used compared with those used at 31st December 2003.

Because a variety of estimation techniques are employed and significant estimates made, comparisons of fair values between financial institutions may not be meaningful. Readers of these accounts are thus advised to use caution when using this data to evaluate the Group’s financial position.

Fair value information is not provided for items that do not meet the definitions of a financial instrument. These items include short-term debtors and creditors, intangible assets such as the value of the Group’s branch network, the long-term relationships with depositors (core deposit intangibles), premises and equipment and shareholders’ equity. These items are material and accordingly the fair value information presented does not purport to represent, nor should it be construed to represent, the underlying value of the Group as a going concern at 31st December 2004.

The following table shows the carrying amount and the fair value of the Group’s financial instruments analysed between trading and non-trading assets and liabilities.

			2004		2003
			Carrying	Fair	Carrying	Fair
			amount	value	amount	value
	Note		£m	£m	£m	£m

Trading

Assets
Treasury bills and other eligible bills	(a	)	5,278	5,278	4,064	4,064
Loans and advances to banks (including reverse repurchase agreements)	(a	)	50,145	50,145	44,670	44,670
Loans and advances to customers (including reverse repurchase agreements)	(a	)	65,099	65,099	58,961	58,961
Debt securities	(a	)	87,671	87,671	59,812	59,812
Equity shares	(a	)	10,873	10,873	6,905	6,905
Derivatives (see analysis in Note 37)	(b	)	18,174	18,174	15,812	15,812
London Metal Exchange warrants and other metals trading positions (see Note 21)	(a	)	952	952	1,290	1,290

Liabilities
Deposits by Banks and customers accounts (including repurchase agreements)	(a	)	82,568	82,568	65,505	65,505
Short positions in securities (see Note 26)	(a	)	53,364	53,364	42,228	42,228
Derivatives (see analysis in Note 37)	(b	)	18,009	18,009	14,797	14,797

Barclays PLC Annual Report 2004

38 Fair values of financial instruments (continued)

			2004		2003
			Carrying	Fair	Carrying	Fair
			amount	value	amount	value
	Note		£m	£m	£m	£m

Non-trading

Assets
Cash and balances at central banks	(a	)	1,753	1,753	1,726	1,726
Items in course of collection from other banks	(a	)	1,772	1,772	2,006	2,006
Treasury bills and other eligible bills	(a	)	1,380	1,380	3,113	3,113
Loans and advances to banks	(c	)	24,986	24,982	17,254	17,261
Loans and advances to customers	(d	)	189,847	190,005	167,858	168,047
Debt securities	(e	)	39,757	39,971	37,581	38,210
Equity shares	(e	)	1,293	1,513	954	1,134
Derivatives (see analysis in Note 37)	(b	)	1,223	3,166	1,856	3,851

Liabilities
Deposits by Banks and customers accounts	(f	)	246,174	246,180	213,455	213,470
Debt securities in issue	(g	)	67,806	67,900	49,569	50,888
Items in course of collection due to other banks	(a	)	1,205	1,205	1,286	1,286
Undated loan capital	(h	)	6,149	6,946	6,310	7,048
Dated loan capital	(h	)	6,128	6,483	6,029	6,263
Short positions in securities (see Note 26)	(e	)	350	351	7,706	7,664
Derivatives (see analysis in Note 37)	(b	)	1,033	3,032	2,198	4,156

Notes
(a)	Financial assets and financial liabilities where fair value approximates carrying value because they are either (i) carried at market value or (ii) have minimal credit losses and are either short-term in nature or repriced frequently.

(b)	Derivatives held for trading purposes are carried at fair value. Derivatives held for non-trading purposes are accounted for in accordance with the accounting treatment of the underlying transaction or transactions being hedged. The fair value of these instruments is estimated using market prices or pricing models consistent with the methods used for valuing similar instruments used for trading purposes.

(c)	Within this calculation, the fair value for loans and advances to banks was estimated using discounted cash flows, applying either market rates, where practicable, or rates currently offered by other financial institutions for placings with similar characteristics.

(d)	The Group provides lending facilities of varying rates and maturities to corporate and personal customers. In estimating the fair value of such instruments, the fair value of personal and corporate loans subject to variable interest rates is considered to approximate the carrying value. The fair value of such instruments subject to fixed interest rates was estimated by discounting cash flows using market rates or rates normally offered by the Group.

(e)	The valuation of listed securities and investments is at quoted market prices and that of unlisted securities and investments is based on the Directors’ estimate, which takes into consideration discounted cash flows, price earnings ratios and other suitable valuation techniques.

(f)	Fair values of deposit liabilities payable on demand (interest free, interest bearing and savings deposits) approximate to their carrying value. The fair value of all other deposits and other borrowings was estimated using discounted cash flows, applying either market rates, where practicable, or rates currently offered by the Group for deposits of similar remaining maturities.

(g)	Fair values of short-term debt securities in issue are approximately equal to their carrying amount. Fair values of other debt securities in issue are based on quoted prices where available, or where these are unavailable, are estimated using other valuation techniques.

(h)	The estimated fair values for dated and undated convertible and non-convertible loan capital were based upon quoted market rates for the issue concerned or equivalent issues with similar terms and conditions.

(i)	The Group considers that, given the lack of an established market, the diversity of fee structures and the difficulty of separating the value of the instruments from the value of the overall transaction, it is not meaningful to provide an estimate of the fair value of financial commitments and contingent liabilities.

Notes to the Accounts
For the year ended 31st December 2004

39 Reconciliation of operating profit to net cash flow from operating activities

	2004	2003	2002
	£m	£m	£m

Operating profit	4,502	3,812	3,218
Provisions for bad and doubtful debts	1,091	1,347	1,484
Depreciation and amortisation	594	554	545
Net (decrease)/increase in accrued expenditure and prepayments	489	(216)	(90)
Provisions for contingent liabilities and commitments	2	(1)	1
Other provisions for liabilities and charges	440	241	203
Interest on dated and undated loan capital	691	684	645
Decrease/(increase) in shareholders’ interest in the long-term assurance fund	(112)	42	55
Net (increase)/decrease in accrued interest and deferred income	(86)	(170)	(402)
Net profit on disposal of investments and fixed assets	(211)	(84)	(47)
Other non-cash movements	130	110	85

	7,530	6,319	5,697
Net change in items in course of collection	153	199	(25)
Net increase in other credit balances	5,986	12,139	13,105
Net increase in loans and advances to banks and customers	(40,745)	(26,294)	(35,997)
Net increase in deposits and debt securities in issue	63,465	16,429	33,485
Net increase in other assets	(2,172)	(2,886)	(387)
Net increase in debt securities and equity shares	(28,838)	(8,831)	(8,812)
Net (increase)/decrease in treasury and other eligible bills	530	579	(260)
Other non-cash movements	180	56	(59)

Net cash inflow/(outflow) from operating activities	6,089	(2,290)	6,747

40 Acquisitions

The Group made the following significant acquisitions of Group undertakings in 2004 which are accounted for on an acquisition basis:

	% Acquired	Date

Barclays Bank Egypt (acquired remaining 40%)	40%	11/03/04
Juniper Financial Corporation	100%	1/12/04

Book value
and
Fair value
£m

Net assets acquired
Cash and balances at central banks	16
Loans and advances to banks	79
Loans and advances to customers	753
Other assets	111
Deposits by banks	(4)
Customer accounts	(128)
Other liabilities	(809)

Net assets	18
Goodwill	165

Satisfied by cash	183

The above table reflects all acquisitions made in the year. The fair values of the assets and liabilities acquired given in the above table are provisional, and will be finalised in 2005.

Acquiring Juniper underlines Barclays strategy to grow its global product business. The Group acquired a 100% holding in Juniper for a total consideration of £153m and provisionally generated goodwill in Barclays of £149m. The amount of goodwill acquired will be finalised in 2005.

Barclays PLC Annual Report 2004

41 Analysis of the net outflow of cash in respect of the acquisitions

	2004	2003	2002
	£m	£m	£m

Cash consideration, including acquisition expenses	227	1,103	454
Cash at bank and in hand acquired	(16)	(118)	(3)

Net outflow of cash in respect of the purchase of Group undertakings	211	985	451

42 Sale of Group undertakings during the year

	2004	2003	2002
Net cash outflow from formation of FirstCaribbean International Bank Ltd	£m	£m	£m

Advances and other accounts	–	–	3,277
Deposits and other borrowings	–	–	(3,189)

Net assets disposed of	–	–	88
Balance transferred to associated undertaking	–	–	(366)
Profit on disposal reflected in statement of total recognised gains and losses	–	–	206
Amounts not yet settled (including deferred consideration)	–	–	28
Cash at bank and in hand disposed of	–	–	(116)

Net cash outflow from formation of FirstCaribbean International Bank Ltd	–	–	(160)

In 2002 the balance transferred to associated undertakings comprised the Group’s share of the net assets disposed of and the Group’s share of the net assets acquired from the Canadian Imperial Bank of Commerce and goodwill thereon. Fair value adjustments of (£1m) were applied to the assets acquired primarily relating to loans and advances to customers and customer accounts.

	2004	2003	2002
Sale of Group undertakings	£m	£m	£m

Goodwill written off	–	–	10
Advances and other accounts	–	65	2
Deposits and other borrowings	–	(30)	(1)

Net assets disposed of	–	35	11
Net profit/(loss) on disposal	–	4	(3)
Amounts not yet settled (including deferred consideration)	–	–	(8)
Cash at bank and in hand disposed of	–	–	(1)

Net cash inflow/(outflow) from sale of Group undertakings	–	39	(1)

43 Changes in financing during the year

The following table does not include the premium and legal costs on the repurchase of ordinary shares of £664m and takes account of the Group’s contribution to the Employee Share Option Plan (ESOP) of £54m.

	Non-	Undated	Dated
	recourse	loan	loan	Ordinary	Share	Minority
	financing	capital	capital	shares	premium	interests
	£m	£m	£m	£m	£m	£m

Barclays PLC
At beginning of year	4,513	6,310	6,029	1,642	5,417	283
Exchange rate and other movements	–	(161)	44	–	–	(122)
Net cash inflow/(outflow) from financing	4,264	–	55	(28)	107	740

At end of year	8,777	6,149	6,128	1,614	5,524	901

Notes to the Accounts
For the year ended 31st December 2004

44 Analysis of cash balances

	31st Dec		31st Dec		31st Dec		31st Dec
	2004	Change	2003	Change	2002	Change	2001
	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central bank	1,753	27	1,726	(306)	2,032	751	1,281
Loans and advances to other banks repayable on demand	2,710	817	1,893	(80)	1,973	(2,144)	4,117

	4,463	844	3,619	(386)	4,005	(1,393)	5,398

	2004		2003		2002
	£m	£m	£m	£m	£m	£m

Balance at beginning of year		3,619		4,005		5,398
Net increase/(decrease) in cash before the effect of exchange rate movements	808		(372)		(1,207)
Effect of exchange rate movements	36		(14)		(186)
		844		(386)		(1,393)

Balance at end of year		4,463		3,619		4,005

45 Related party transactions

a) Subsidiary undertakings

Details of the principal subsidiary undertakings are shown in Note 50. In accordance with FRS 8, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

b) Associated undertakings and joint ventures

The Group provides certain banking and financial services for associated undertakings and joint ventures. These are conducted on similar terms to third-party transactions and are not material to the Group’s results. Details of lendings to associated undertakings and joint ventures are set out in Notes 13 and 14. Any loans are made on substantially the same criteria and terms, including interest rates and collateral, as those prevailing at the time for corporate transactions with other persons and did not involve more than the normal risk of collectability or present other unfavourable features.

Astron Document Solutions Limited (previously Edotech Limited), an associate until its disposal on 7th April 2004, provided printing services to the Group. The cost of these services provided in the year was £35.3m (2003: £31.1m, 2002: £24.1m). At the end of the year, a balance outstanding of £2.9m was included in sundry creditors (2003: £3m, 2002: £2.3m).

Intelligent Processing Systems Limited (IPSL) is a joint venture between the Group, Lloyds TSB Bank PLC, HSBC Bank plc and Unisys Limited. The Bank has outsourced its cheque processing services to IPSL. The cost of these core services to the Barclays Group in the UK provided in the year was £36.6m (2003: £26.7m, 2002: £30.2m). At the year end, a balance outstanding of £1.4m was included in sundry creditors (2003: £1.7m, 2002: £2.2m). In addition, a further £15.1m was included in prepayments and accrued income (2003: £16.6m, 2002: £6.3m).

Gresham Insurance Company Limited (Gresham) became an associated undertaking following the acquisition of Woolwich plc. The arrangement enables Gresham to underwrite household insurances provided to customers of the Group. Underwriting payments made to Gresham during the year were £81.9m (2003: £44.8m, 2002: £54.9m) and balances outstanding of £63.2m (2003: £53.2m, 2002: £6.9m) are included in trade creditors.

Global Home Loans Limited (GHL) is an associated undertaking of the Group. Mortgage origination and processing activities are outsourced to GHL and its subsidiaries. The fees payable to GHL during the year were £110.7m (2003: £100.7m, 2002: £57.9m). At the year end, £13.7m was payable to GHL (2003: £11.2m, 2002: £8.9m).

Gabetti Holdings SpA, an associated undertaking, acts as an introducer of mortgage business to Banca Woolwich SpA and received commission of £5.5m in 2004 (2003: £5.1m, 2002: £7m). At the year end, there were no amounts outstanding (2003: £nil, 2002: £1m sundry creditors). The value of the Group’s investment in Gabetti Holdings SpA, based on its listed share price at 31st December 2004, was £9.9m (2003: £8.3m, 2002: £7.4m).

Barclays PLC Annual Report 2004

45 Related party transactions (continued)

Solution Personal Finance Limited (formerly Littlewoods Personal Finance Limited, changed 21st September 2004) is a joint venture between the Group and Littlewoods Ltd. The Group provides a retail financial service to Solution Personal Finance Limited retail customers and charged £7m during 2004 for account servicing, maintenance and development costs (2003: £4.4m, 2002: £1.7m). During 2004, Solution Personal Finance Limited customers’ accounts were hosted on Barclays systems. Solution Personal Finance Limited is entitled to recover the income generated from their customers amounting to £14.9m in 2004 (2003: £11.5m, 2002: £2.8m). At 31st December 2004, £3m was owed to Solution Personal Finance Limited (2003: £0.8m, 2002: £2.2m). There was £4.1m outstanding from Solution Personal Finance Limited at that date (2003: £nil, 2002: £nil).

Xansa Barclaycard Partnership Limited (formerly Barshelfco (No 73) Limited) became a joint venture between the Group and Xansa Plc on 1st February 2002. The company delivers IT services to Barclaycard. The IT service contract has an estimated minimum value of £125m over five years. The cost of providing these services to the Group during the year was £52m (2003: £37.2m, 2002: £38.5m). At 31st December 2004, £3.3m (2003: £1.4m, 2002: £0.6m) was owed to Xansa Barclaycard Partnership Limited.

FirstCaribbean International Bank Limited became an associate of the Group in October 2002 following the combination of the Caribbean retail, corporate and offshore banking operations of Barclays and Canadian Imperial Bank of Commerce. As part of this transaction, the bank has agreed to ensure that the pension scheme assets are sufficient to cover the pension fund liabilities of the affected employees and a £20m provision was created, in 2002, to cover a potential shortfall in pension scheme assets. During 2004 it was established that there were sufficient assets in the scheme and consequently the provision was released. At 31st December 2004, a provision of £nil (2003: £20m, 2002: £20m) was held to cover this liability. Barclaycard received management fees of £nil (2003: £1.2m, 2002: £0.2m) in respect of credit card services supplied to FirstCaribbean Investment Bank in 2004. The value of the Group’s investment in FirstCaribbean International Bank Limited, based on its listed share price as quoted on the Barbados Stock Exchange as at 31st December 2004, was £741m (2003: £498m, 2002: £706m).

E-Crossnet Limited is a joint venture between the Group and Merrill Lynch Mercury Asset Management. The company was established as an electronic crossing network for UK and Continental Equities. During the year, the Group invested a further £1m in this joint venture.

c) Pension funds, unit trusts and investment funds

The Group provides a number of normal current and interest bearing cash accounts to the Group pension funds (principally the UK Retirement Fund and the 1951 Fund) in order to facilitate the day to day financial administration of the funds. Group companies, principally Barclays Global Investors, also provide investment management and custodian services. The Group also provides normal banking services for unit trust and investment funds managed by Group companies. These are all conducted on similar terms to third-party transactions and are not individually material. In aggregate, amounts included in the accounts are as follows:

	2004	2003	2002
	£m	£m	£m

Liabilities of Group – banking facilities	207	228	87
Interest payable – banking facilities	–	1	2
Fees receivable – investment management and custody	19	14	12
Value of schemes’ investments in pooled funds managed by BGI	11,589	13,140	11,866
Income from pooled funds managed by BGI	13	10	11
Investments with other Group companies – OTC derivatives	161	195	330
– Private Equity	11	5	1
Margin loans from other Group companies	64	152	176

d) Directors

Details of Directors’ emoluments are set out in Note 46 and further information on Directors’ emoluments, shareholdings, options and awards is given in the Barclays report on remuneration on pages 13 to 25.

In the ordinary course of business, the Bank makes loans to companies where a Director or officer is also a Director of Barclays. With the exception of an interest free loan of £0.5m to the Charity Bank Limited (part of the Charities Aid Foundation group of which Sir Brian Jenkins is President of Trustees), these loans are made on substantially the same criteria and terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavourable features. The interest free loan to the Charity Bank Limited was repaid on 21st September 2004 and the Bank subscribed on the same date for preference shares of the same value.

Xansa Plc, of which the late Dame Hilary Cropper was Honorary President, provides software support and development resource capability to the Group. The total value of these transactions for the year ending 31st December 2004 was £13.1m (2003: £10.6m, 2002: £14.3m). This is in addition to the transactions with Xansa Barclaycard Partnership Limited discussed in Note (b) above.

Notes to the accounts

For the year ended 31st December 2004

46 Directors’ and officers’ emoluments and interests

Directors’ and officers’ emoluments and other benefits
The aggregate emoluments and other benefits of the Directors of Barclays PLC set out below are disclosed in accordance with Part I of Schedule 6 to the Companies Act 1985.

	2004	2003
	£000	£000

Aggregate emoluments	16,229	7,617
Gains made on the exercise of share options	928	24
Actual pension contributions to money purchase scheme (2004: one Director and 2003: none)	115	–
Notional pension contributions to money purchase schemes (2004: one Director and 2003: one Director)	990	990

As at 31st December 2004, four Directors were accruing retirement benefits under a defined benefit scheme (2003: two Directors).

For US disclosure purposes, the aggregate emoluments of all Directors and officers of Barclays PLC who held office during the year (2004: 30 persons, 2003: 27 persons) for the year ended 31st December 2004 amounted to £48,125,000 (2003: £51,215,000). In addition, the aggregate amount set aside for the year ended 31st December 2004, to provide pension benefits for the Directors and officers amounted to £1,939,000 (2003: £1,741,000). The aggregate emoluments of all Directors and officers of Barclays Bank PLC who held office during the year (2004: 31 persons, 2003: 28 persons) for the year ended 31st December 2004 amounted to £48,263,000 (2003: £51,328,000). In addition, the aggregate amount set aside by the Bank and its subsidiary undertakings, for the year ended 31st December 2004, to provide pension benefits for the Directors and officers amounted to £1,939,000 (2003: £1,741,000).

Directors’ and officers’ shareholding and options
The beneficial ownership of the ordinary share capital of Barclays PLC by all Directors and officers of Barclays PLC (involving 21 persons) and Barclays Bank PLC (involving 22 persons) at 31st December 2004 amounted to 1,681,679 ordinary shares of 25p each (0.03% of ordinary share capital outstanding).

Executive Directors and officers of Barclays PLC as a group (involving 12 persons) held, at 31st December 2004, options to purchase 17,096,750 Barclays PLC ordinary shares of 25p each at prices ranging from 308p to 411p under the SAYE Share Option Scheme, and ranging from 397p to 445p under the Executive Share Option Scheme and ranging from 326p to 534p under the Incentive Share Option Plan, respectively.

Contracts with Directors and connected persons and with managers
The aggregate amounts outstanding at 31st December 2004 under transactions, arrangements and agreements made by authorised institutions within the Group for persons who are, or were during the year, Directors of Barclays PLC and persons connected with them and for managers, within the meaning of the Financial Services and Markets Act 2000, of Barclays Bank PLC were:

	Number of	Number of
	Directors or	connected	Amount
	managers	persons	£000

Directors
Loans	3	–	2,031
Quasi-loans and credit card accounts	4	1	25
Managers
Loans	5	n/a	193
Quasi-loans and credit card accounts	11	n/a	43

Each of the transactions, arrangements and agreements disclosed above were made in accordance with the requirements of the Companies Act 1985 and the US Sarbanes-Oxley Act of 2002.

There are no transactions, arrangements or agreements with Barclays PLC or its subsidiary undertakings in which Directors, or persons connected with them, or managers of Barclays Bank PLC had a material interest and which are disclosable under the relevant provisions of the Companies Act 1985, other than options to subscribe for Barclays PLC ordinary shares as described above.

Barclays PLC Annual Report 2004

47 Other entities

There are a number of entities that do not qualify as subsidiary undertakings but which give rise to benefits that are in substance no different from those that would arise were the entity a subsidiary. In accordance with the disclosure required by FRS 5, the summarised combined results of these entities, which are included in the Group consolidated results, by type of entity for each main financial statement heading where there are material items, are set out below. They are categorised according to the activities in which they are engaged.

	Credit structuring		Asset securitisation		Client
	business		vehicles		intermediation
	2004	2003	2004	2003	2004	2003(a)
	£m	£m	£m	£m	£m	£m

Profit and loss account
Interest receivable	94	121	222	147	5	26
Interest payable	(94)	(121)	(222)	(147)	(5)	(3)

Operating profit	–	–	–	–	–	23

Balance sheet
Fixed assets	–	–	–	–	–	2
Investment in Group subsidiary undertakings	1	1	–	–	–	–
Other investments	–	–	–	–	–	1,530
Debt securities	759	1,306	55	55	–	–
Loans and advances	–	–	6,794	5,777	215	–
Amounts due from Group undertakings	1,228	1,410	287	852	–	4,120
Other debtors	–	–	32	29	–	21
Cash	36	76	–	4	1	67
Debt securities in issue	(2,003)	(2,768)	(134)	(4,490)	–	–
Amounts owed to Group undertakings	(18)	(22)	(7,026)	(2,227)	(216)	(5,391)
Creditors due greater than one year	–	–	(8)	–	–	(349)
Shareholders’ funds – retained profit	(3)	(3)	–	–	–	–

Cash flow Net cash inflow from operating activities	(2)	37	–	78	(49)	–

Note
(a)	Includes entities previously disclosed as financing transactions.

Subsidiary undertakings excluded from consolidation

		Percentage
		of ordinary	Equity	Retained
		share	shareholders’	profit/(loss)
		capital held	funds	for the year
Country of registration or incorporation	Name	%	£m	£m

UK	Oak Dedicated Limited	100	1	5
UK	Oak Dedicated Two Limited	100	(1)	2
UK	Oak Dedicated Three Limited	100	3	1
Cayman Islands	Gallaher (C.I) Limited	100	–	1
Cayman Islands	Core Investments (Cayman) Limited	100	–	–

In accordance with Section 231(5) of the Companies Act 1985 the above information is provided for subsidiary undertakings excluded from consolidation. The subsidiaries are excluded because the Group could not direct the financial and operating policies or on the grounds that another group has a superior economic interest and consolidates the undertaking in their financial statements under UK GAAP. Gallaher (C.I) Limited and Core Investments (Cayman) Limited have non-equity share capital owned by third parties comprising fixed rate redeemable preference shares of £1,502m and £2,000m respectively.

Notes to the accounts
For the year ended 31st December 2004

48 Segmental analysis

	2004		2003		2002
By class of business(a)	£m	%	£m	%	£m	%

Net interest income
UK Banking	3,466	51	3,301	50	3,226	52
UK Retail Banking UK Business Banking	2,059 1,407	30 21	2,000 1,301	30 20	1,979 1,247	32 20
Private Clients and International	783	11	709	10	669	11
Private Clients – ongoing Private Clients – closed life assurance activities International	302 (53 534)	4 (1 8)	288 (40 461)	4 (1 7)	281 (29 417)	5 – 7
Barclaycard	1,600	23	1,555	24	1,354	22
Barclays Capital	1,006	15	1,024	16	939	15
Barclays Global Investors	5	–	9	–	9	–
Head office functions and other operations	(18)	–	6	–	8	–

	6,842	100	6,604	100	6,205	100

Non interest income(b)
UK Banking	2,180	31	2,204	38	1,999	39
UK Retail Banking UK Business Banking	1,356 824	19 12	1,439 765	25 13	1,328 671	26 13
Private Clients and International	946	13	679	12	713	14
Private Clients – ongoing Private Clients – closed life assurance activities International	537 49 360	7 1 5	398 (40 321)	7 (1 6)	488 (64 289)	9 (1 6)
Barclaycard	764	11	673	12	586	11
Barclays Capital	2,375	33	1,702	29	1,387	27
Barclays Global Investors	888	13	663	11	538	11
Head office functions and other operations	(50)	(1)	(114)	(2)	(101)	(2)

	7,103	100	5,807	100	5,122	100

Total income(c)
UK Banking	5,646	40	5,505	45	5,225	46
UK Retail Banking UK Business Banking	3,415 2,231	24 16	3,439 2,066	28 17	3,307 1,918	29 17
Private Clients and International	1,729	12	1,388	11	1,382	12
Private Clients – ongoing Private Clients – closed life assurance activities International	839 (4 894)	6 – 6	686 (80 782)	6 (1 6)	769 (93 706)	7 (1 6)
Barclaycard	2,364	17	2,228	18	1,940	17
Barclays Capital	3,381	25	2,726	22	2,326	21
Barclays Global Investors	893	6	672	5	547	5
Head office functions and other operations	(68)	–	(108)	(1)	(93)	(1)

	13,945	100	12,411	100	11,327	100

Profit/(loss) on ordinary activities before tax(d)(e)
UK Banking	2,298	50	2,103	55	1,904	59
UK Retail Banking UK Business Banking	969 1,329	21 29	983 1,120	26 29	923 981	29 30
Private Clients and International	380	8	238	6	249	8
Private Clients – ongoing Private Clients – closed life assurance activities International	104 (4 280)	2 – 6	73 (80 245)	2 (2 6)	162 (93 180)	5 (3 6)
Barclaycard	760	17	723	19	613	19
Barclays Capital	1,042	23	836	22	646	20
Barclays Global Investors	329	7	178	5	94	3
Head office functions and other operations	(206)	(5)	(233)	(7)	(301)	(9)

	4,603	100	3,845	100	3,205	100

Barclays PLC Annual Report 2004

48 Segmental analysis (continued)

	2004		2003		2002
By class of business(a)(c)	£m	%	£m	%	£m	%

Total assets
UK Banking	122,425	24	113,788	26	110,298	27
UK Retail Banking UK Business Banking	71,614 50,811	14 10	69,745 44,043	16 10	70,462 39,836	17 10
Private Clients and International	31,703	6	27,647	6	16,095	4
Private Clients – ongoing Private Clients – closed life assurance activities International	5,653 653 25,397	1 – 5	4,564 528 22,555	1 – 5	4,484 – 11,611	1 – 3
Barclaycard	23,419	4	20,639	5	19,014	5
Barclays Capital	332,606	64	268,702	61	241,565	60
Barclays Global Investors	970	–	695	–	656	–
Head office functions and other operations	2,588	–	3,714	1	8,095	2
Retail life-fund assets	8,378	2	8,077	1	7,284	2

	522,089	100	443,262	100	403,007	100

Net assets
UK Banking	8,572	47	8,230	49	8,060	53
UK Retail Banking UK Business Banking	5,391 3,181	30 17	5,298 2,932	31 18	5,362 2,698	35 18
Private Clients and International	2,929	16	2,495	15	1,600	11
Private Clients – ongoing Private Clients – closed life assurance activities International	1,063 158 1,708	6 1 9	940 160 1,395	6 1 8	714 169 717	5 1 5
Barclaycard	3,569	19	2,828	17	2,503	16
Barclays Capital	2,662	15	2,464	15	2,510	16
Barclays Global Investors	335	2	334	2	325	2
Head office functions and other operations	251	1	306	2	304	2

	18,318	100	16,657	100	15,302	100

Notes to the accounts
For the year ended 31st December 2004

48 Segmental analysis (continued)

	2004		2003		2002
By geographical segments(a)	£m	%	£m	%	£m	%

Interest receivable
United Kingdom	11,889	87	10,887	88	10,429	87
Other European Union	921	7	865	7	737	6
United States	270	2	152	1	262	2
Rest of the World	585	4	523	4	616	5

	13,665	100	12,427	100	12,044	100

Fees and commissions receivable
United Kingdom	4,154	73	3,653	75	3,396	76
Other European Union	388	7	343	7	247	6
United States	799	14	609	12	537	12
Rest of the World	331	6	291	6	274	6

	5,672	100	4,896	100	4,454	100

Dealing profits
United Kingdom	1,348	90	889	84	642	77
Other European Union	2	–	11	1	8	1
United States	75	5	122	12	136	16
Rest of the World	68	5	32	3	47	6

	1,493	100	1,054	100	833	100

Other operating income
United Kingdom	248	38	86	18	150	41
Other European Union	380	59	399	81	207	57
United States	6	1	1	–	2	1
Rest of the World	10	2	4	1	5	1

	644	100	490	100	364	100

Gross income(c)
United Kingdom	17,639	82	15,515	82	14,617	83
Other European Union	1,691	8	1,618	8	1,199	7
United States	1,150	5	884	5	937	5
Rest of the World	994	5	850	5	942	5

	21,474	100	18,867	100	17,695	100

Barclays PLC Annual Report 2004

48 Segmental analysis (continued)

	2004		2003		2002
By geographical segments(a)	£m	%	£m	%	£m	%

Profit on ordinary activities before tax
United Kingdom	3,443	75	2,742	71	2,898	91
Other European Union	550	12	632	16	351	11
United States	250	5	257	7	(218)	(7)
Rest of the World	360	8	214	6	174	5

	4,603	100	3,845	100	3,205	100

Attributable profit
United Kingdom	2,396	73	1,886	69	2,025	90
Other European Union	469	15	547	20	284	13
United States	143	4	179	6	(161)	(7)
Rest of the World	260	8	132	5	82	4

	3,268	100	2,744	100	2,230	100

Total assets
United Kingdom	389,977	75	341,471	77	302,327	75
Other European Union	27,658	5	29,671	7	26,126	6
United States	80,135	15	49,852	11	51,919	13
Rest of the World	24,319	5	22,268	5	22,635	6

	522,089	100	443,262	100	403,007	100

Net assets
United Kingdom	13,367	73	12,434	75	11,025	72
Other European Union	2,593	14	2,730	16	2,521	16
United States	1,341	7	667	4	1,074	7
Rest of the World	1,017	6	826	5	682	5

	18,318	100	16,657	100	15,302	100

Notes
(a)	Basis of class of business and geographical analysis – see Accounting Presentation on page 117.

(b)	Barclays Capital non-interest income includes £63m (2003: £89m, 2002: £87m) in respect of structured capital market activities on behalf of the Group which are charged to Head office functions and other operations.

(c)	Total income for class of business disclosure analyses operating income from the profit and loss account. Gross income for geographical disclosure includes interest receivable, fees and commissions receivable, dealing profits and other operating income.

(d)	The profit/(loss) on ordinary activities before tax by class of business reflects the following amounts for profit/(losses) from associated undertakings and joint ventures; UK Banking £4m (2003: £10m), Private Clients and International £49m (2003: £17m), Barclaycard £4m (2003: £2m), Barclays Capital £nil (2003: £1m) and Barclays Global Investors (£2m) (2003: (£1m)).

(e)	Goodwill amortisation included in the profit/(loss) on ordinary activities before tax, by class of business, is shown in the Analysis of Results by Business on pages 92 to 98.

49 Retirement benefits

As disclosed in Note 4, Barclays accounts for pensions in accordance with SSAP 24. The disclosure in Note 4 sets out details of the assumptions underlying the SSAP 24 valuation.

FRS 17 ‘Retirement Benefits’ will be effective for companies subject to UK accounting standards for years beginning on or after 1st January 2005. In 2004, the standard requires disclosures to be made of the amount of the asset or liability that would have been recognised in the balance sheet and the amounts that would have been recognised in the performance statements if the standard had been implemented.

As described in Note 4, Barclays provides pension plans for employees in most parts of the world. For the purposes of the standard, the UK Retirement Fund (UKRF) and other defined benefit pension schemes in the UK, US, Germany and Spain, are considered to be material. The scheme in Germany and one of the US schemes are unfunded. The disclosures below reflect interim actuarial valuations as at 31st December 2004 by a professionally qualified independent actuary using the projected unit method. This method results in the current service cost in respect of closed schemes (primarily 1964 Pension Scheme) increasing as the members of the scheme approach retirement.

Notes to the accounts
For the year ended 31st December 2004

49 Retirement benefits (continued)

The protected rights contributions in respect of RIS and PIP were £2.4m for RIS and PIP members in 2004. Other UKRF payments include a £250m contribution in December 2004 as described in Note 4. Other UK schemes paid contributions of £9m in the year (2003: £14m). Overseas schemes paid contributions of £5m in the year (2003: £3m).

The main financial assumptions used in the actuarial valuations were:

	2004		2003		2002
	UK	Overseas	UK	Overseas	UK	Overseas
	schemes	schemes	schemes	schemes	schemes	schemes
	% p.a.	% p.a.	% p.a.	% p.a.	% p.a.	% p.a.

Inflation	2.75	2.0-2.7	2.75	2.0-2.7	2.3	2.0-2.5
Rate of increase in salaries	4.3	3.5-4.5	4.3	3.5-4.5	3.8	3.5-4.5
Rate of increase for pensions in payment and deferred pensions	2.75-3.25	0.0-2.0	2.75-3.25	0.0-2.0	2.3-3.25	0.0-2.0
Rate used to discount scheme liabilities	5.4	4.6-5.75	5.5	5.25-6.25	5.7	5.5-6.75

The value of the assets and liabilities of the schemes, the assumed long-term real rates of return and the assets and liabilities at 31st December 2004, 31st December 2003 and 31st December 2002 were as follows:

	2004				2003				2002
	UK schemes		Overseas schemes		UK schemes		Overseas schemes		UK schemes		Overseas schemes
	Real		Real		Real		Real		Real		Real
	rate of		rate of		rate of		rate of		rate of		rate of
	return	Value	return	Value	return	Value	return	Value	return	Value	return	Value
	%	£m	%	£m	%	£m	%	£m	%	£m	%	£m

United Kingdom equities	5.1	2,636	5.1	10	5.25	2,504	–	–	6.0	2,492	6.0	6
US equities	5.1	1,523	5.1	77	5.25	1,369	5.25	90	6.0	795	6.0	78
Other equities	5.1	2,407	5.1	29	5.25	2,268	5.25	29	6.3	2,077	6.3	15
United Kingdom corporate bonds	2.4	1,624	–	–	2.5	1,391	–	–	3.2-3.3	927	–	–
United Kingdom fixed interest gilts	1.8	117	–	–	2.0	287	–	–	2.1	448	–	–
United Kingdom index-linked gilts	1.7	2,326	–	–	2.0	2,188	–	–	2.1	1,779	–	–
Property	3.8	1,409	–	–	3.9	1,157	–	–	4.7	1,159	–	–
US debt fund	–	–	1.7	31	–	–	1.8	28	–	–	1.9	42
US Treasury stock	1.4	91	–	–	1.4	39	–	–	1.5	61	0.7	34
Other overseas bonds and government stock	1.5-2.8	718	2.2-2.8	80	2.5-3.3	592	2.3-3.3	78	3.3-4.1	475	–	–
Cash	1.5	431	1.5	23	1.5	430	1.0-1.5	14	2.0	231	–	–
Other(a)	–	385	–	–	–	325	–	–	–	205	–	–
Asset transfer following the creation of FirstCaribbean	–	–	–	–	–	(103)	–	–	–	(121)	–	–

Fair value of scheme assets		13,667		250		12,447		239		10,528		175
Present value of scheme liabilities(b)		(15,844)		(303)		(14,037)		(273)		(12,017)		(214)

Net (deficit)/surplus in the schemes(c)		(2,177)		(53)		(1,590)		(34)		(1,489)		(39)

Net deficit in UK schemes at 31st December 2004 includes a deficit of £2,173m (2003: deficit of £1,586m) relating to the UKRF.

Notes
(a)	Other includes £375m (2003: £316m) representing the money purchase assets of the UKRF.

(b)	Present value of scheme liabilities includes £375m (2003: £316m) representing money purchase liabilities of the UKRF.

(c)	The increased UKRF deficit is primarily attributable to a change in mortality assumptions at 31st December 2004. A reduction in corporate bond yields also resulted in a reduced discount rate for valuing liabilities and a further increase in the deficit. These factors more than offset the £250m contribution and better than assumed investment performance over the year.

Barclays PLC Annual Report 2004

49 Retirement benefits (continued)

The surpluses and deficits relating to pension schemes would be presented in the balance sheet as follows:

	2004		2003
	Pension	Pension	Pension	Pension
	asset	liability	asset	liability
	£m	£m	£m	£m

Scheme surpluses/(deficits)	61	(2,291)	52	(1,676)
Related deferred tax (liability)/asset	(18)	687	(16)	503

Net pension asset/(liability)	43	(1,604)	36	(1,173)

As described in Note 4, the Group also provides post-retirement health care to certain UK and US pensioners. Where appropriate, provisions for such benefits are recognised on an actuarial basis. The disclosures below reflect actuarial valuations as at 31st December 2004 by a professionally qualified independent actuary. The long-term rate of increase in medical expenses used in the actuarial valuation was 5% (trending down over five years from 10% in the short term) in the UK (2003: 5.75%) and 5% (trending down over five years from 10% in the short term) in the US (2003: 5%) and the discount rate used was 5.4% in the UK (2003: 5.5%) and 5.75% in the US (2003: 6.25%).

The deficit relating to post-retirement health care would be presented in the balance sheet as follows:

	2004	2003
	£m	£m

Deficit	(66)	(62)
Related deferred tax asset	20	19

Net post-retirement liability	(46)	(43)

The net reserve for pension schemes and post-retirement health care is £1,607m (2003: £1,180m).

The amounts that would have been recognised in the profit and loss account and statement of total recognised gains and losses in respect of pension schemes and post-retirement health care in 2004 were as follows:

	2004	2003
Analysis of amounts which would have been charged to operating profit	£m	£m

Current service cost(a)	331	289
Past service cost	5	12
Gains and losses on settlements and curtailments	(23)	(13)

Total operating charge	313	288

Note
(a)	Current service cost includes £30m (2003: £55m) relating to the money purchase sections of the UKRF.

	2004	2003
Analysis of amounts which would have been included as other finance income	£m	£m

Expected return on scheme assets	814	720
Interest on scheme liabilities	(760)	(680)

Net return	54	40

	2004			2004
	UK schemes			Overseas schemes
			As % of			As % of
			present			present
		As % of	value of		As % of	value of
		scheme	scheme		scheme	scheme
Analysis of amounts which would have been included in the		assets	liabilities		assets	liabilities
Statement of total recognised gains and losses	£m	%	%	£m	%	%

Actual return less expected return on scheme assets	577	4	–	11	4	–
Experience gains and losses arising on the scheme liabilities	36	–	–	–	–	–
Changes in assumptions underlying the present value of scheme liabilities	(1,224)	–	8	(36)	–	10

Actuarial (loss)/gain recognised in statement of total recognised gains and losses	(611)	–	4	(25)	–	7

Notes to the accounts
For the year ended 31st December 2004

49 Retirement benefits (continued)

	2003			2003
	UK schemes			Overseas schemes
			As % of			As % of
			present			present
		As % of	value of		As % of	value of
		scheme	scheme		scheme	scheme
Analysis of amounts which would have been included in the		assets	liabilities		assets	liabilities
statement of total recognised gains and losses	£m	%	%	£m	%	%

Actual return less expected return on scheme assets	938	8	–	17	7	–
Experience gains and losses arising on the scheme liabilities	155	–	1	(1)	–	–
Changes in assumptions underlying the present value of scheme liabilities	(1,624)	–	12	(23)	–	8

Actuarial loss recognised in statement of total recognised gains and losses	(531)	–	4	(7)	–	3

	2002			2002
	UK schemes			Overseas schemes
			As % of			As % of
			present			present
		As % of	value of		As % of	value of
		scheme	scheme		scheme	scheme
Analysis of amounts which would have been included in the		assets	liabilities		assets	liabilities
statement of total recognised gains and losses	£m	%	%	£m	%	%

Actual return less expected return on scheme assets	(2,153)	21	–	(31)	18	–
Experience gains and losses arising on the scheme liabilities	36	–	–	(2)	–	1
Changes in assumptions underlying the present value of scheme liabilities	295	–	2	2	–	1

Actuarial loss recognised in statement of total recognised gains and losses	(1,822)	–	15	(31)	–	14

	2004			2003
			Post-			Post-
	UK	Overseas	retirement	UK	Overseas	retirement
	pension	pension	health	pension	pension	health
Analysis of movements in pension scheme and post-retirement	schemes	schemes	care	schemes	schemes	care
health care surpluses/(deficits) during 2004	£m	£m	£m	£m	£m	£m

Deficit in the schemes at beginning of year	(1,590)	(34)	(62)	(1,489)	(39)	(59)
Contributions	270	5	4	669	3	4
Current service cost	(324)	(6)	(1)	(284)	(4)	(1)
Past service cost	(5)	–	–	(9)	(3)	–
Settlements and curtailments	23	–	–	13	–	–
Exchange movements	–	3	3	–	1	5
Other finance income/(cost)	59	(1)	(4)	47	(3)	(4)
Actuarial loss	(610)	(20)	(6)	(528)	(3)	(7)
Acquisition (loss)/gain	–	–	–	(9)	14	–

Deficit in the schemes at end of year	(2,177)	(53)	(66)	(1,590)	(34)	(62)

Contributions of £270m include a payment of £250m in December 2004, as described in Note 4.

Barclays PLC Annual Report 2004

50 Subsidiary undertakings

			Percentage
			of equity
Country of registration			capital held
or incorporation	Company name	Nature of Business	%

Botswana	Barclays Bank of Botswana Limited	Banking	74.9
Cayman Islands	Barclays Capital Japan Limited	Securities dealing	100	*
Egypt	Barclays Bank Egypt SAE	Banking	100
England	Barclays Bank PLC	Banking, holding company	100	*
England	Barclays Private Bank Limited	Banking	100	*
England	Barclays Mercantile Business Finance Limited	Commercial finance, holding company, leasing	100
England	Barclays Global Investors UK Holdings Limited	Holding company	88.9
England	Barclays Global Investors Limited	Investment management	94.8	*
England	Barclays Life Assurance Company Limited	Life and pensions business	100
England	Barclays Bank Trust Company Limited	Banking, securities industries and trust services	100
England	Barclays Stockbrokers Limited	Stockbroking	100
England	Barclays Capital Securities Limited	Securities dealing	100
England	Barclays Global Investors Pensions Management Limited	Investment management	94.8	*
England	FIRSTPLUS Financial Group PLC	Consumer finance	100	*
England	Gerrard Limited	Banking	100
England	Barclays Financial Planning Limited	Financial advisory services	100	*
Ghana	Barclays Bank of Ghana Limited	Banking	100
Ireland	Barclays Insurance (Dublin) Limited	Insurance	100	*
Ireland	Barclays Assurance (Dublin) Limited	Insurance	100	*
Isle of Man	Barclays Private Clients International Limited	Banking	100
Jersey	Barclays Private Bank and Trust Limited	Banking, holding company	100	*
Kenya	Barclays Bank of Kenya Limited	Banking	68.5
Spain	Barclays Bank SA	Banking	99.8
Switzerland	Barclays Bank (Suisse) SA	Banking and trust services	100	*
USA	Juniper Financial Corporation	Banking	100
USA	Barclays Capital Inc.	Securities dealing	100	*
USA	Barclays Global Investors, National Association	Investment management	94.8	*
Zimbabwe	Barclays Bank of Zimbabwe Limited	Banking	65.8	*

In accordance with Section 231(5) of the Companies Act 1985, the above information is provided solely in relation to principal subsidiary undertakings.

With the exception of Barclays Capital Japan Limited which operates in Japan, the country of registration or incorporation is also the principal area of operation for each of the above undertakings. Investments in these undertakings are held directly by Barclays Bank PLC except where marked*.

Full information of all subsidiaries will be included in the Annual Return.

51 Legal proceedings

Proceedings have been brought in the United States against a number of defendants including Barclays following the collapse of Enron. In each case the claims are against groups of defendants. Barclays considers that the claims against it are without merit and is defending them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the litigation. In addition, in respect of investigations relating to Enron, Barclays is continuing to provide information in response to enquiries by regulatory and governmental authorities in the US and elsewhere including subpoenas from the US Securities and Exchange Commission. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that it might have upon operating results in any particular financial period.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it, which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group.

Notes to the accounts
For the year ended 31st December 2004

52 Differences between UK GAAP and US GAAP accounting principles

The accounts presented in this report have been prepared in accordance with accounting principles generally accepted in the UK (UK GAAP). Such principles vary in significant respects from those generally accepted in the United States (US GAAP). The significant differences applicable to the Group’s accounts are summarised below.

UK GAAP	US GAAP

Goodwill
Goodwill arising on acquisitions of subsidiary and associated undertakings and joint ventures is capitalised and amortised through the profit and loss account over its expected useful economic life (with a maximum of 20 years). Capitalised goodwill is written off when judged to be irrecoverable for acquisitions prior to 1st January 1998, goodwill was charged directly against reserves in accordance with SSAP 22. In the event of a subsequent disposal, any goodwill previously charged directly against reserves will be written back and reflected in the profit or loss on disposal.

Prior to 1st January 2002, goodwill was capitalised and amortised over its useful economic life under the provisions of APB16.

SFAS 141 and SFAS 142 require intangible assets to be separately identified, no amortisation to be charged on goodwill balances and goodwill balances to be reviewed at least annually for impairment.

US GAAP can require the recognition of certain assets and liabilities that would either not be recognised or have a different measurement value under UK GAAP. This will lead to a different value of goodwill for US purposes.

Intangible assets
Intangible assets are recognised under UK GAAP only if they are separately identifiable and can be disposed of without disposing of a business of the entity.

Intangible assets are recognised as an asset apart from goodwill if they arise from contractual or other legal rights regardless of whether these rights are transferable or separable from the acquired entity or from other rights and obligations. If an intangible asset does not arise from contractual or other legal rights it is recognised only if it is capable of being separated.

Intangible assets are initially recognised at fair value. An intangible asset with a finite useful life is amortised over the period for which it contributes to the future cash flows of the entity. An intangible asset with an indefinite useful life is not amortised, but is tested annually for impairment or more frequently if events or changes in circumstances indicate that its carrying value may not be recoverable.

Pensions
In respect of defined benefit schemes, consistent with the requirements of SSAP 24, the assets are assessed at fair value, while the projected liabilities are discounted to a present value at a long-term interest rate reflecting the expected return on the scheme’s assets. Any variation between the SSAP 24 calculation described above and the amount held on the Bank’s balance sheet is allocated over the expected average remaining service lives of current employees.

For defined contribution schemes, the net pension cost recognised in the profit and loss account represents the contributions payable along with an allowance for risk and expense costs.

In respect of defined benefit schemes, the same actuarial calculation approach is used under SFAS 87 as under UK GAAP, but to comply with the relevant standards, differences arise in certain assumptions and methodologies and in the measurement date adopted for calculation purposes. In particular, under SFAS 87, assets are assessed at a fair value and the present value of the projected liabilities are assessed at a current settlement rate as at a measurement date of 30th September each year. The current settlement rate for this purpose reflects the yield on high-quality corporate bonds as at the measurement date. Variations between the funded status of the scheme and the amount held on the Bank’s balance sheet falling outside of the allowable corridor under SFAS 87 are allocated over the average remaining service lives of current employees.

For defined contribution schemes, SFAS 87 provides for the same treatment as under UK GAAP.

Barclays PLC Annual Report 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP

Post-retirement benefits
Where appropriate, post-retirement benefits are assessed actuarially on a similar basis to pension liabilities under SSAP 24 and are discounted at a long-term rate. Variations from regular cost are expressed as a percentage of payroll and spread over the average remaining service lives of current eligible employees.

Where an actuarial basis is not appropriate, provisions are recognised for present obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation and it can be reliably estimated.

Under SFAS 106, there are certain differences in the actuarial method used and variations in the computation of regular cost as compared with UK GAAP.

Where an actuarial basis is not appropriate the treatment is the same as under UK GAAP.

Leasing – lessor
Gross earnings under finance leases are allocated to accounting periods in such a way as to give a constant periodic rate of return on the (post-tax) net cash investment.

Application of SFAS 13 gives rise to a level rate of return on the investment in the lease, but without taking into account tax payments and receipts. This results in income being recognised in different periods than under UK GAAP, the magnitude of the difference depending upon the value and average age of the leasing portfolio at each period end.

Leasing – lessee
In accordance with FRS 5 and SSAP 21, leases are categorised as finance leases when the substance of the agreement is that of a financing transaction and the lessee assumes substantially all of the risks and benefits relating to the asset. All other leases are categorised as operating leases.

Leases are classified as capital leases when certain criteria are met as outlined under SFAS 13. All other leases are classified as operating leases.

Deferred tax
Prior to 1st January 2002 deferred tax was recognised using the liability method on timing differences that have originated but not reversed at the balance sheet date.

Following the introduction of FRS 19, deferred tax is provided in full in respect of timing differences that have originated but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recoverable.

Under SFAS 109, a liability method is used, but deferred tax assets and liabilities are calculated for all temporary differences. A valuation allowance is raised against a deferred tax asset where it is more likely than not that some portion of the deferred tax asset will not be realised.

Compensation arrangements
Where shares are purchased, the difference between the purchase price and any contribution made by the employee is charged to the profit and loss account in the period to which it relates. Where shares are issued, or options granted, the charge made to the profit and loss account is the difference between the fair value at the time the award is made and any contribution made by the employee. For these purposes fair value is equal to the intrinsic value of the option.

Non-share-based compensation arrangements awarded to employees where no performance criteria, other than continued service, are required to be met, are accrued fully on the date of grant.

The Group adopted SFAS 123 which encourages the adoption of accounting for share compensation schemes, based on their estimated fair values at the date of the grant. Accordingly, the Group charges this fair value to the profit and loss account over the period to their vesting dates.

Non-share-based compensation arrangements awarded to employees where no performance criteria, other than continued service, are required to be met, are accrued evenly over the period of grant to date of payout.

Shareholders’ interest in the retail long-term assurance fund
The value of the shareholders’ interest in the retail long-term assurance fund represents an estimate of the net present value of the profits inherent in the in-force policies.

The net present value of the profits inherent in the in-force life and pensions policies of the long-term assurance fund is not recognised by the Group under US GAAP. An adjustment is made for the amortisation of acquisition costs and fees in accordance with SFAS 60 and SFAS 97.

Notes to the accounts
For the year ended 31st December 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP

Restructuring of business provisions
In accordance with FRS 3 and FRS 12, provisions have been made for any direct costs and net future operating losses arising from a business that management is committed to restructure, sell or terminate, has a detailed formal plan for exit, and has raised a valid expectation of carrying out the restructuring plan.

Prior to the issuance of SFAS 146, Emerging Issues Task Force (EITF) 94-3 and Staff Accounting Bulletin (SAB) 100 set out specific conditions which must be met to enable liabilities relating to restructuring, sale or involuntary terminations to be recognised in the period management approve the termination plan. In respect of costs other than employee termination benefits, the basic requirements for recognition at the date of commitment to the plan to terminate are that they are not associated with, or do not benefit from, activities that will be continued.

SFAS 146 is effective for exit or disposal activities initiated after 31st December 2002. Liabilities recognised prior to the initial application of SFAS 146 continue to be accounted for in accordance with EITF 94-3.

Extinguishment of liabilities
Under FRS 5, a liability is extinguished if an entity’s obligation to transfer economic benefits is satisfied, removed or is no longer likely to occur. Satisfaction would encompass an ‘in-substance’ defeasance transaction where liabilities are satisfied from the cash flows arising from essentially risk free assets transferred by the debtor to an irrevocable defeasance trust.

Under SFAS 140, a debtor may derecognise a liability if and only if either (a) the debtor pays the creditor and is relieved of its obligation for the liability, or (b) the debtor is legally released from being the primary obligor under the liability either financially or by the creditor. SFAS 140 does not allow for the derecognition of a liability by means of an ‘in-substance’ defeasance transaction or if it is no longer believed likely that the liability will be settled.

Revaluation of property
Property is carried either at original cost or at subsequent valuation less related depreciation, calculated on the revalued amount where applicable. Prior to 1st January 2000, revaluation surpluses were taken directly to shareholders’ funds, with deficits below cost, less any related depreciation, included in attributable profit.

Following the introduction of FRS 15 in 2000, the revalued book amounts are retained without subsequent revaluation subject to the requirement to test for impairment.

Depreciation is charged on the cost or revalued amounts of freehold and long-leasehold properties over their estimated useful economic lives.

Revaluations of property are not permitted under US GAAP.

Freehold and long-leasehold property is depreciated over its estimated useful economic life based on the historical cost.

Computer software developed or obtained for internal use
The Group’s general policy is to write-off such expenditure as incurred except where the software is required to facilitate the use of new hardware. Capitalised amounts are recorded as tangible fixed assets and amortised over the useful life of the hardware.

AICPA Statement of Position (SOP) 98-1 requires certain costs incurred in respect of software for internal use to be capitalised and subsequently amortised over its useful life. Capitalised amounts are reviewed regularly for impairment.

Barclays PLC Annual Report 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP

Derivatives
Derivatives used for hedging purposes are measured on an accruals basis consistent with the assets, liabilities, positions or future cash flows being hedged. The gains and losses on these instruments (arising from changes in fair value) are not recognised in the profit and loss account immediately as they arise. Such gains are either not recognised in the balance sheet or are recognised and carried forward. When the hedged transaction occurs, the gain or loss is recognised in the profit and loss account at the same time as the hedged item.

Derivatives entered into as trading transactions, together with any associated hedging, are measured at fair value, and the resultant profits and losses are included in dealing profits.

Products which contain embedded derivatives are valued with reference to the total product inclusive of the derivative element.

SFAS 133 requires all derivatives to be recorded at fair value as adjusted by the requirements of EITF 02-03. If certain conditions are met then the derivative may be designated as a fair value hedge, cash flow hedge or hedge of the foreign currency exposure of a net investment in a foreign subsidiary. The change in value of the fair value hedge is recorded in income along with the change in fair value of the hedged asset or liability. The change in value of a cash flow hedge is recorded in other comprehensive income and reclassified to income as the hedged cash flows affect earnings. The change in the value of a net investment hedge is recorded in the currency translation reserve and only released to income when the underlying investment is sold. With a limited number of exceptions, Barclays has chosen not to update the documentation of derivative hedges to comply fully with the requirements of SFAS 133.

Certain terms and conditions of hybrid contracts which themselves would be standalone derivatives are bifurcated from the underlying hybrid contract and fair valued if they are not clearly and closely related to the contract in which they are contained. These are referred to as embedded derivatives.

Fair value of securities
Positions in investment debt securities and investment equity shares are stated at cost less any provision for impairment. The cost of dated investment securities is adjusted for the amortisation of premiums or discount on purchase over the period to redemption. Investment securities are those intended for use on a continuing basis by the Group.

Under SFAS 115, debt and marketable equity securities are classified as one of three types. Trading securities are carried at fair value with changes in fair value taken through profit and loss; held to maturity debt securities are carried at amortised cost where there is the ability and intent to hold to maturity; available for sale securities that are held for continuing use in the business are carried at fair value with movements in fair value recorded in shareholders’ equity. Declines in fair value below cost that are deemed other-than-temporary impairment are recognised on the held to maturity and available for sale categories and are reflected in the profit and loss account.

Non-marketable securities held by investment companies are carried at fair value with movements in fair value recorded in net income.

Foreign exchange on investment debt securities
Movements resulting from changes in foreign currency exchange rates are reflected in the profit and loss account.

Under EITF 96-15, as amended by SFAS 133, the change in value of available for sale debt securities as a result of changes in foreign currency exchange rates is reflected in shareholders’ equity.

Loan origination
Fee income relating to the origination of loans is recognised in the profit and loss account to match the cost over the period in which the service is provided, together with a reasonable profit margin.

The cost of mortgage incentives, which comprise cashbacks and interest discounts, are charged to the profit and loss account as a reduction to interest receivable as incurred.

SFAS 91 requires loan origination fees and incremental direct costs of loan origination to be deferred and amortised over the life of the loan as an adjustment to interest income.

Notes to the accounts
For the year ended 31st December 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP

Consolidation
Entities should be consolidated when they are under the control of the reporting entity. Under FRS 2, control is the ability to direct the financial and operating policies of the entity with a view to gaining economic benefit and may be exercised through majority voting rights or other means. In addition, under FRS 5, entities which give rise to benefits that are, in substance, no different from those that would arise were the entity a subsidiary are included in the consolidated accounts.

Under US GAAP, the Group determines whether it has a controlling financial interest in an entity by initially evaluating whether the entity is a variable interest entity (VIE), voting interest entity, or a qualifying special purpose entity (QSPE).

Under FIN 46-R, a controlling financial interest in a variable interest entity is present where an enterprise has a variable interest, or a combination of variable interests, that will absorb the majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The enterprise with a controlling financial interest is the primary beneficiary and is required to consolidate the VIE.

Voting interest entities are evaluated for consolidation in accordance with ARB 51. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest.

In accordance with SFAS 140 and FIN 46-R, QSPEs are not consolidated.

Securitisations
Where undertakings have issued debt securities or entered into funding arrangements with lenders through special-purpose entities in order to finance specific loans and advances to customers, the balances are either accounted for on the basis of linked presentation or through separate recognition of the gross assets and related funding, in accordance with FRS 5. The special-purpose entities are treated as ‘quasi-subsidiaries’ and are consolidated in accordance with FRS 5.

Transfers of financial assets deemed as sales under SFAS 140 are derecognised and, where appropriate, a servicing asset/liability and retained interest are recognised. The asset/liability is amortised over the period in which the benefits are expected to be received.

Guarantees
Under UK GAAP, a provision will be set up only if it is probable that a transfer of economic benefits will be required to settle the obligation. Where this is not the case, no liability is recognised.

Under FIN 45, guarantees issued or modified from 1st January 2003 are recognised at inception at fair value as a liability on the balance sheet.

Revenue recognition
The Group recognises revenue on both external and internal transactions executed on an arm’s-length basis in accordance with current market practice, FRS 5 and appropriate industry SORPs.

Under US GAAP, there are several sources of guidance on income recognition including SAB 101. The application of this guidance in certain circumstances may lead to an alternative recognition profile, particularly the elimination of intra-Group transactions.

Dividend payable
Dividends declared after the period end are recorded in the period to which they relate.

Dividends are recorded in the period in which they are declared.

Classification of debt and equity and related translation differences
Under UK GAAP, the Reserve Capital Instruments are classified as liabilities.

Certain debt issuances, including Reserve Capital Instruments, are treated as hedges of foreign operations and exchange differences are taken directly to reserves.

Under US GAAP, the Reserve Capital Instruments are classified as equity instruments and are translated at the rate ruling on date of issue.

Other debt issuances designated as hedges under UK GAAP are similarly treated under US GAAP in the instances where the SFAS 133 hedge accounting criteria are met.

Barclays PLC Annual Report 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP

Taxation
Profit before tax and the tax charge for the year includes tax at the effective rate on certain transactions including the shareholders’ interest in the long-term assurance fund.

Income before tax and the tax charge do not include such adjustments for tax.

Earnings per share
Basic earnings per share (EPS) is net income per weighted average share in issue. Diluted EPS reflects the effect that existing options would have on the basic EPS if they were to be exercised, by increasing the number of ordinary shares.

The basic EPS under US GAAP differs to the extent that income under US GAAP differs. In addition, the diluted EPS differs as the increased shares are reduced by the number of shares that could be bought (using the average market price over the year) with the assumed exercise proceeds (actual proceeds arising on exercise plus unamortised compensation costs, where appropriate). Any options that are antidilutive are excluded from this calculation.

Acceptances
Acceptances are bills that the drawee has agreed to pay. They are not recorded within the balance sheet.

Acceptances and the related customer liabilities are recorded within the balance sheet.

Transfer and servicing of financial assets
Under FRS 5, where a transaction involving a previously recognised asset transfers to others (a) all significant rights or other access to benefits relating to that asset and (b) all significant exposure to the risks inherent in those benefits, the entire asset should cease to be recognised.

Under SFAS 140, control passes where the following criteria are met: (a) the assets are isolated from the transferor (the seller), i.e. they are beyond the reach of the transferor, even in bankruptcy or other receivership; (b) the transferee (the buyer) has the right – free of any conditions that constrain it from taking advantage of the right – to pledge or exchange the assets, and (c) the transferor does not maintain effective control over the transferred assets.

Transfers of assets not deemed as sales cause a gross-up of the balance sheet to show the assets transferred as remaining on the balance sheet. In addition, non-cash collateral received on certain stock lending transactions results in a balance sheet gross-up under the provisions of SFAS 140.

Netting
Under FRS 5, items should be aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance.

Under FASB interpretation No. (FIN) 39, netting is only permitted where there is a legal right of set-off and an intention to settle on a net basis. In addition, under FIN 41, repurchase and reverse repurchase agreements may only be netted where they have the same explicit settlement date specified at the inception of the agreement.

Netting presentation differences exist between UK and US GAAP in relation to repurchase and reverse repurchase agreements, securities lending and borrowing agreements, receivables and payables in respect of unsettled trades, long and short securities, and cash collateral held against derivatives.

Investment contracts
In accordance with FRS 5, certain products offered to institutional pension funds are accounted for as investment products when the substance of the investment is that of managed funds. The assets and related liabilities are excluded from the consolidated balance sheet.

Where the legal form of these products is similar to insurance contracts, they are accounted for in accordance with SFAS 97. Accordingly, the assets and liabilities are recorded on the balance sheet.

Notes to the accounts
For the year ended 31st December 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP

Own shares
The number of own shares held in the ESOP trust, which are included in the Group’s accounts, is reduced to the extent that the shares have vested in accordance with GAAP.

The number of shares which have vested under the ESAS plan has been reduced for the anticipated level of forfeitures.

Under SFAS 123, the basic awards under ESAS are fully vested at the date of grant, and no adjustment is made for forfeitures. Consequently, the number of own shares held in the ESOP trust which are included in the Group’s accounts is lower.

Cash flow statement
The cash flow statement is prepared according to the requirements of FRS 1 (revised). It defines cash as cash and balances at central banks and loans and advances to banks repayable on demand.

The cash flow statement for US GAAP is prepared under SFAS 95, as amended by SFAS 104. This defines cash as inclusive of cash equivalents which are short-term highly liquid investments that are both readily convertible into known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally only investments with original maturities of three months or less are included as cash equivalents.

The two statements differ with regard to the classification of items within the cash flow statement and with regard to the definition of cash.

	Classification	Classification
	under FRS 1 (revised)	under SFAS 95/104

Dividends received	Returns on investment and servicing of finance	Operating activities

Dividends paid – equity	Equity dividends paid	Financing activities

Tax paid	Taxation	Operating activities

Net change in loans and advances, including finance lease receivables	Operating activities	Investing activities

Net change in deposits and debt securities in issue	Operating activities	Financing activities

Barclays PLC Annual Report 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

Applicable developments in US GAAP

FIN 46-R: Consolidation of Variable Interest Entities
In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46(R) (Revised December 2003) ‘Consolidation of Variable Interest Entities, an interpretation of ARB No. 51’ (FIN 46-R). FIN 46-R is an update of FASB Interpretation No. 46 ‘Consolidation of Variable Interest Entities, an interpretation of ARB No. 51’ (FIN 46) and contains different implementation dates based on the types of entities subject to the standard and based on whether a company had already adopted FIN 46. The Group originally adopted FIN 46 for all Variable Interest Entities (VIEs) created or acquired after 31st January 2003 during the year ended 31st December 2003. The Group has adopted FIN 46-R for all VIEs, including those created or acquired prior to 31st January 2003 from 1st January 2004.

The impact of the adoption of FIN 46-R in 2004 was a net credit to pre-tax income of £138m, resulting from the release of the majority of the shareholders’ equity adjustment for leasing-lessor to income (£123m) offset by an additional adjustment under US GAAP from differing consolidation treatment of certain entities which gave rise to a pre-tax credit of £15m included in the consolidation adjustment.

For additional information on VIEs see Note 52 on pages 202 and 203.

SFAS 150: Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity
Statement of Financial Accounting Standards No. 150 (SFAS 150) was issued in May 2003. The Statement sets out the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. The Group adopted the Statement prospectively for financial instruments entered into or modified after 31st May 2003 during the year ended 31st December 2003. It has adopted the Statement for all other financial instruments from 1st January 2004. Adoption did not have a material effect on the Group’s results of operations or financial condition as determined under US GAAP for the year ended and as of 31st December 2004.

SOP 03-01: Accounting and Reporting by Insurance Enterprises for Certain Non traditional Long-Duration Contracts and for Separate Accounts
The Statement of Position 03-01 (SOP 03-01) provides guidance on the classification and valuation of long-duration contract liabilities, the accounting for sales inducements and separate account presentation and valuation. The Group adopted SOP 03-01 from 1st January 2004. Adoption did not have a material impact on the Group’s results of operations or financial condition as determined under US GAAP for the year ended and as of 31st December 2004.

SFAS 132: Employers’ disclosures about pensions and other post-retirement benefits
In December 2003, the FASB issued SFAS No. 132 (revised 2003), ‘Employers’ Disclosures about Pensions and Other Post-Retirement Benefits.’ SFAS No. 132 revises employers’ disclosures about pension plans and other post-retirement benefits by requiring additional disclosures such as descriptions of the types of plan assets, investment strategies, measurement dates, plan obligations, cash flows and components of net periodic benefit costs recognised during interim periods. The statement does not change the measurement or recognition of the plans.

The additional disclosures for plans established in the UK were required for the year ended 31st December 2003. The remaining disclosures are required for years ending after 15th June 2004 and therefore included in Note 52 (c) below.

SOP 03-03: Accounting for Certain Loans or Debt Securities Acquired in a Transfer
The Statement of Position 03-03 (SOP 03-03) addresses accounting for differences between the contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. This SOP is effective for loans acquired in accounting periods beginning after 15th December 2004. Barclays is currently assessing the impact of this SOP on its US GAAP reconciliations.

SAB 105: Application of Accounting Principles to Loans Commitments
In March 2004, the SEC issued Staff Accounting Bulletin No. 105 (SAB 105). The SAB addresses the initial recognition and measurement of loan commitments that meet the definition of a derivative. The SAB is effective for all applicable loan commitments entered into, or substantially modified, on or after 1st April 2004. Adoption did not have a material effect on the Group’s results of operations or financial condition as determined under US GAAP for the year ended and as of 31st December 2004.

EITF Issue 03-01: The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments
The EITF Issue 03-01 (EITF 03-01) provides guidance on recognising other-than-temporary impairments on securities classified as either available for sale or held to maturity under SFAS 115 and for investments accounted for under the cost method. In September 2004, the FASB issued FSP EITF 03-01-1 which delayed the effective date of EITF 03-01 until the FASB staff addresses additional measurement issues affecting the consensus.

\

Notes to the accounts
For the year ended 31st December 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

			2004	2003	2002
	Note		£m	£m	£m

Attributable profit of Barclays PLC Group (UK GAAP)			3,268	2,744	2,230

Goodwill	(a	)	246	272	237
Intangible assets	(b	)	(141)	(175)	(64)
Pensions	(c	)	(180)	(139)	(187)
Post-retirement benefits	(c	)	12	27	(18)
Leasing – lessor			120	21	(7)
Leasing – lessee			–	–	(10)
Deferred tax	(d	)	–	–	(32)
Compensation arrangements	(e	)	(15)	(74)	(82)
Shareholders’ interest in the long-term assurance fund	(f	)	(146)	(6)	109
Provisions for restructuring of business	(l	)	–	(16)	(22)
Extinguishment of liabilities			(32)	(135)	(159)
Revaluation of property			11	7	5
Business combinations	(k	)	13	(4)	206
Internal use software	(m	)	(47)	(14)	(207)
Derivatives	(o	)	(364)	(1,102)	553
Fair value of securities	(h	)	80	374	(276)
Foreign exchange on available for sale securities	(n	)	428	(443)	152
Loan origination			(66)	(114)	31
Consolidation	(p	)	15	–	–
Securitisations	(q	)	21	130	–
Guarantees	(t	)	(9)	(8)	–
Revenue recognition			(180)	–	–
Tax effect on the above UK/US GAAP reconciling items			(2)	395	17

Net income (US GAAP)			3,032	1,740	2,476

Barclays PLC Group	Note		p	p	p

Basic earnings per 25p ordinary share	(g	)	47.5	26.8	37.4
Diluted earnings per 25p ordinary share	(g	)	46.8	26.5	37.2

			2004	2003
	Note		£m	£m

Shareholders’ funds (UK GAAP)			17,417	16,473

Prior year adjustment (UK GAAP)	(y	)		(99)
			17,417	16,374

Goodwill	(a	)	812	570
Intangible assets	(b	)	(452)	(315)
Pensions	(c	)	(1,249)	(988)
Post-retirement benefits	(c	)	(11)	(23)
Leasing – lessor			(25)	(145)
Compensation arrangements	(e	)	45	(1)
Shareholders’ interest in the long-term assurance fund	(f	)	(621)	(555)
Extinguishment of liabilities			(326)	(294)
Revaluation of property	(i	)	(212)	(224)
Internal use software	(m	)	20	67
Derivatives	(o	)	(78)	341
Fair value of securities	(h	)	491	876
Dividend payable			1,011	883
Loan origination			(89)	(23)
Consolidation	(p	)	8	–
Securitisations	(q	)	151	130
Guarantees	(t	)	(17)	(8)
Revenue recognition			(180)	–
Translation differences			(260)	–
Own shares			45	–
Tax effect on the above UK/US GAAP reconciling items			473	165

Shareholders’ equity (US GAAP)			16,953	16,830

Selected financial data, adjusted from UK GAAP to reflect the main differences from US GAAP, is given on page 225.

Barclays PLC Annual Report 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

The following table provides the Group’s balance sheet on a UK presentation, incorporating only those adjustments required under US GAAP that are discussed on pages 182 to 188.

	2004	2003
	£m	£m

Cash and balances at central banks	48,855	50,518
Items in course of collection from other banks	1,772	2,006
Treasury bills and other eligible bills	5,002	5,359
Loans and advances to banks	57,380	48,830
Loans and advances to customers	279,438	229,562
Debt and equity securities	151,242	112,450
Interests in associated undertakings and joint ventures	448	428
Intangible and tangible fixed assets	6,537	6,377
Other assets (including prepayments and accrued income)	35,128	29,263
Retail life-fund assets attributable to policyholders	68,778	57,176

Total assets	654,580	541,969

Deposits by banks	139,461	127,591
Customer accounts	235,599	188,218
Items in course of collection to other banks	1,205	1,286
Debt securities in issue	78,989	54,647
Other liabilities (including accruals and deferred income)	97,826	81,637
Provisions for liabilities and charges
– deferred taxation	575	636
– other provisions for liabilities and charges	1,750	1,380
Subordinated liabilities	10,693	10,634
Minority interests – equity and non-equity	2,751	1,934
Shareholders’ equity	16,953	16,830
Retail life-fund liabilities attributable to policyholders	68,778	57,176

Total liabilities and shareholders’ funds	654,580	541,969

Segmental analysis of the Group is provided in Note 48, Segmental analysis. The significant differences for each segment under US GAAP are in respect of netting adjustments as disclosed in Note 52(w), the treatment of insurance products, the consolidation of certain entities and securitisation adjustment. The impact of these adjustments is to increase the total assets of Barclays Capital by £46,750m (2003: £29,672m), increase the total assets of Barclays Global Investors by £68,534m (2003: £58,062m) and decrease the total assets of Barclaycard by £3,122m (2003: £2,350m).

(a) Goodwill
During the year, the Group has reviewed the carrying value of its goodwill based on expected future earnings and considered that there was no impairment to be recognised, with the following exceptions. Goodwill recorded by the Group under US GAAP includes amounts related to interests acquired following the restructuring of businesses to which the Group had previously advanced funds. During 2004, the Group identified an excess in the carrying value of the reporting units over their implied fair value and recorded an impairment charge of £56m (2003: £nil). The impairment was based on revised cash flow projections which were lower than forecasted due to going concern issues within these businesses. Further, a partial write-down of £12m (2003: £nil) was recorded in relation to a Group entity acquired prior to 1st January 1998 in respect of which the goodwill has been written off to reserves under UK GAAP. The impairment was due to achieved cash flows being lower than those required to support the carrying value of goodwill.

The current carrying value of goodwill for US GAAP purposes has been allocated to the reportable business clusters of the Group:

		Reallocation
	At beginning	between				Exchange
	of year	clusters	Additions	Disposals	Impairment	and other	2004
	£m	£m	£m	£m	£m	£m	£m

UK Retail Banking	2,692	–	–	–	–	–	2,692
UK Business Banking	63	–	17	(1)	(17)	–	62
Private Clients	546	–	2	–	–	–	548
International	461	8	16	–	(12)	(19)	454
Barclaycard	245	–	90	–	–	1	336
Barclays Capital	81	–	–	–	(39)	–	42
Barclays Global Investors	80	(8)	47	–	–	(3)	116
Head office functions and other operations	10	–	–	–	–	–	10

	4,178	–	172	(1)	(68)	(21)	4,260

Notes to the accounts
For the year ended 31st December 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(b) Intangible assets

	Core			Purchased	Licences	Merchant
	deposit		Customer	credit card	and other	credit card
	intangible	Brand	lists	relationship	contracts	partnerships	Software	2004
	£m	£m	£m	£m	£m	£m	£m	£m

Cost or valuation
At beginning of year	521	33	184	112	19	–	12	881
Additions	–	–	–	22	1	37	–	60
Exchange/other	–	–	(5)	–	–	–	–	(5)
Cost carried forward	521	33	179	134	20	37	12	936
Accumulated amortisation and impairment
At beginning of year	211	9	55	39	1		–	315
Current year charge	75	20	17	22	5	–	4	143
Exchange/other	–	–	(4)	–	–	–	–	(4)
Amortisation carried forward	286	29	68	61	6	–	4	454

Net book value 2004	235	4	111	73	14	37	8	482

Weighted average amortisation period for additions (months)				120	45	60

The amortisation expense for the net carrying amount of intangible assets is estimated to be £134m in 2005, £131m in 2006, £95m in 2007, £33m in 2008 and £28m in 2009.

(c) Pensions and post-retirement benefits
The disclosures below reflect the amendments to the requirements of SFAS 87 and SFAS 106 arising from SFAS 132 (revised 2003) ‘Employers’ Disclosures about Pensions and Other Post-retirement Benefits’.

The excess of pension plan assets over the projected benefit obligation, as at the transition date, was recognised as a reduction of pension expense on a prospective basis over approximately 15 years, which ended in 2003.

The provisions of US GAAP have been applied to the main UK pension scheme, the UK Retirement Fund (UKRF) based on a valuation date of 30th September 2004. Consequently the £500m contribution made to the UKRF in December 2003 is included in the US GAAP analysis of the plan assets and the £250m contribution made to the UKRF in December 2004 is excluded from the US GAAP analysis of plan assets. The following analysis relates to the UKRF (1964 Pension Scheme, Retirement Investment Scheme, Pension Investment Plan, afterwork and the Career Average Section) which makes up approximately 95% of all the Group’s schemes in terms of assets and actuarial liabilities.

Under the terms of an agreement between the Bank, the Trustees of the Woolwich Pension Fund (WPF) and the Trustees of the UKRF, the final transfer of the liabilities of the WPF into the UKRF was made on 1st May 2004, following which the remaining £56.2m assets in the WPF were transferred to the UKRF and a special contribution of £2m was paid into the UKRF.

The components of the pension and post-retirements expense (where an actuarial basis is appropriate) which arise under US GAAP are as follows:

	2004		2003		2002
		Post-				Post-
		retirement				retirement
	Pensions	benefits	Pensions	Benefits	Pensions	benefits
	£m	£m	£m	£m	£m	£m

Components of net periodic benefit cost
Service cost	319	1	292	1	275	1
Interest cost	692	5	630	5	624	5
Expected return on plan assets	(738)	–	(664)	–	(807)	–
Amortisation of transition adjustment	–	–	(12)	1	(23)	1
Curtailment and termination benefits	–	–	–	–	76	2
Recognised net actuarial deficit	27	2	33	2	–	1

Net periodic benefit cost	300	8	279	9	145	10

For measurement purposes, the calculation assumes a 10.6% and 5% annual rate of increase in the per capita cost of covered medical benefits and dental benefits respectively for pensioners in the US at the end of the 2004 year (12% and 5% at the end of 2003). The rate for 2005 is assumed to be 10% and to decrease 1% annually to 5% in 2010 and remain at that level thereafter.

Barclays PLC Annual Report 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(c) Pensions and post-retirement benefits (continued)
For pensioners in the UK the same assumption for the increase in the per capita cost of covered medical benefits is adopted for the 2004 year-end as in the US (5.6% annual rate as at the end of 2003).

A one percentage point change in assumed health care trend rates would have the following effects for 2004:

	1% increase	1% decrease
	£m	£m

Effect on total of service and interest cost components	1	(1)
Effect on post-retirement benefit obligation	18	(15)

The following table presents the estimated funded status of the pension schemes and post-retirement benefits (the latter are unfunded) under US GAAP:

	2004		2003		2002
		Post-		Post-		Post-
		retirement		retirement		retirement
	Pensions	benefits	Pensions	benefits	Pensions	benefits
	£m	£m	£m	£m	£m	£m

Change in benefit obligation Benefit obligation at beginning of period	13,331	85	12,296	79	10,789	70
Service cost	319	1	292	1	275	1
Interest cost	692	5	630	5	624	5
Plan participants’ contributions	26	–	17	–	6	–
Curtailment and termination benefits	–	–	–	–	76	–
Prior period service cost	1	–	2	–	–	–
Actuarial loss	843	16	559	8	941	12
Benefits paid	(445)	(4)	(465)	(5)	(415)	(4)
Exchange and other	–	(3)	–	(3)	–	(5)

Benefit obligation at end of period	14,767	100	13,331	85	12,296	79

Change in plan assets Fair value of plan assets at beginning of period	10,980	–	10,152	–	11,135	–
Actual return on plan assets	1,284	–	1,102	–	(618)	–
Employer contribution/transfers	511	4	174	5	44	4
Plan participants’ contributions	26	–	17	–	6	–
Benefits paid	(445)	(4)	(465)	(5)	(415)	(4)

Fair value of plan assets at end of period	12,356	–	10,980	–	10,152	–

Funded status — deficit	(2,411)	(100)	(2,351)	(85)	(2,144)	(79)
Unrecognised transition amount	–	5	–	6	(12)	8
Unrecognised net actuarial loss	1,948	46	1,678	31	1,590	24
Unrecognised prior service cost	3	–	2	–	–	–

Accrued benefit cost	(460)	(49)	(671)	(48)	(566)	(47)

Notes to the accounts
For the year ended 31st December 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(c) Pensions and post-retirement benefits (continued)

The minimum liability, prior period service cost and other comprehensive income as at the Measurement Date for the pension schemes is shown in the table below:

	2004	2003
	UKRF	UKRF	WPF
	£m	£m	£m

Scheme assets at market value	12,356	10,943	37
Accumulated Benefit Obligation (ABO)	13,109	11,749	31

Minimum liability (excess of ABO over market value of assets)	753	806	(6)
(Accrued) pension cost	(460)	(595)	(76)

Minimum additional liability	293	211	–
Prior period service cost	(3)	(2)	–

Accumulated other comprehensive income	290	209	–

A long-term strategy has been set for the pension plan asset allocation which comprises a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long-term returns, and some asset classes will be more volatile than others.

One of the factors in the choice of a long-term strategy is to ensure that the investments are adequately diversified. The managers are permitted some flexibility to vary the asset allocation from the long-term strategy within control ranges agreed with the Trustee from time to time.

The table below shows the percentage of the fair value of each major category as at the measurement date.

	UKRF (defined benefits only)
	Target
	(2004)	30/9/04	30/9/03
	%	%	%

Equity securities	51	48	50
Debt securities	37	38	36
Property	12	11	11
All other assets	–	3	3

Total	100	100	100

The expected return on assets is determined by calculating a total return estimate based on a weighted average of estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as inflation, credit spreads and equity risk premiums.

Employer cash contributions for the year to 31st December 2005 for the UKRF scheme is expected to be £352m.

Estimated future benefit payments
The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

		Post-
		retirement
	Pensions	benefits
	£m	£m

2005	407	1
2006	417	1
2007	431	2
2008	446	2
2009	461	2
Years 2010 - 2014	2,704	11

Barclays PLC Annual Report 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(c) Pensions and post-retirement benefits (continued)
The weighted-average assumptions used to determine net periodic benefit cost for pensions are as follows:

	2004	2003	2002
	%	%	%

Discount rate	5.4	5.3	6.0
Rate of compensation increase	4.1	3.8	4.0
Expected long-term return on plan assets	6.8	6.8	7.5

The weighted-average assumptions used to determine benefit obligations for pensions are as follows:

	As at 31st December
	2004	2003	2002
	%	%	%

Discount rate	5.6	5.4	5.3
Rate of compensation increase	4.3	4.1	3.8

Details of the post-retirement health care expense under UK GAAP are given in Note 49 to the accounts.

The accounting for the post-retirement benefits charge assumed a discount rate of 6.25% (2003: 6.25%, 2002: 6.75%) for US benefits and 5.6% (2003: 5.4%, 2002: 5.3%) for UK benefits on a weighted average basis.

The additional pensions cost of £180m (2003: £139m, 2002: £187m) includes a £8m credit (2003: £8m, 2002: £8m) relating to amortisation of an additional fair value adjustment under US GAAP. This is being amortised over the expected life of the relevant pension liability.

(d) Deferred tax
In accordance with SFAS No. 109 ‘Accounting for Income Taxes’, the components of the net US GAAP deferred tax liability are as follows:

	2004	2003
	£m	£m

Deferred tax liabilities: Leasing transactions	(759)	(739)
In respect of UK/US GAAP reconciling items	(224)	(336)
Other	(630)	(592)

Total deferred tax liabilities	(1,613)	(1,667)

Deferred tax assets:
Specific allowances	26	25
General allowance	226	252
Tax losses	299	236
Capital allowances	107	90
In respect of UK/US GAAP reconciling items	387	311
Other	210	224

Total deferred tax assets before valuation allowance	1,255	1,138
Less: valuation allowance	(217)	(107)

Deferred tax assets less valuation allowance	1,038	1,031

Net deferred tax liability under US GAAP	(575)	(636)

The main components of the tax charge attributable to continuing operations are shown in Note 8 to the accounts on pages 129 and 130. Included in the tax effect on net income of UK/US GAAP reconciling items for 2004 is a credit amount of £19m relating to deferred tax (2003: £4m, 2002: £59m).

The valuation allowance relates to the Group’s capital losses and unrelieved overseas tax losses. These assets will be recognised in the future when it becomes likely that they will be utilised.

Notes to the accounts
For the year ended 31st December 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(e) Compensation arrangements
The additional US GAAP charge arising from the application of SFAS 123 in respect of the fair value of options granted since 1995 is £79m (2003: £73m, 2002: £82m). A net credit of £50m (2003: £nil) relates to the write-back of National Insurance liability which will be recognised on exercise of the relevant options.

The net credit with respect to other deferred compensation plans is £14m (2003: charge of £1m, 2002: £nil).

The Executive Share Option Scheme (ESOS), Save As You Earn (SAYE), Incentive Share Option Plan (ISOP), the BGI Equity Ownership Plan (BGI EOP), Executive Share Award Scheme (ESAS), the Woolwich Executive Share Option Plan (Woolwich ESOP) and the Woolwich SAYE scheme fall within the scope of SFAS 123.

Analysis of the movement in the number and weighted average exercise price of options is set out below.

	ESOS (a)				SAYE (a)
	Number		Weighted average		Number		Weighted average
	(000’s)		ex. price (£)		(000’s)		ex. price (£)
	2004	2003	2004	2003	2004	2003	2004	2003

Outstanding at beginning of year	5,952	8,168	4.11	4.09	105,853	126,895	3.59	3.34
Granted in the year	–	–	–	–	21,353	22,284	4.08	3.73
Exercised in the year	(1,296)	(1,134)	4.01	3.73	(22,637)	(32,617)	3.59	2.71
Forfeited or expired in the year	(110)	(1,082)	4.25	4.36	(7,303)	(10,709)	3.66	3.56

Outstanding at end of year	4,546	5,952	4.13	4.11	97,266	105,853	3.69	3.59

	ISOP (a)				BGI EOP (b)
	Number		Weighted average		Number		Weighted average
	(000’s)		ex. price (£)		(000’s)		ex. price (£)
	2004	2003	2004	2003	2004	2003	2004	2003

Outstanding at beginning of year	98,932	77,593	4.56	4.98	13,525	17,809	9.51	8.91
Granted in the year	61,937	28,122	4.80	3.33	2,009	545	20.11	10.92
Exercised in the year	(4,502)	(2,613)	4.18	3.91	(7,783)	(4,122)	9.05	7.10
Forfeited or expired in the year	(18,497)	(4,170)	5.18	4.49	(176)	(707)	12.19	9.44

Outstanding at end of year	137,870	98,932	4.59	4.56	7,575	13,525	12.74	9.51

	Woolwich SAYE (a)				Woolwich ESOP (a)
	Number		Weighted average		Number		Weighted average
	(000’s)		ex. price (£)		(000’s)		ex. price (£)
	2004	2003	2004	2003	2004	2003	2004	2003

Outstanding at beginning of year	609	3,764	3.34	3.16	4,416	8,785	3.80	3.77
Exercised in the year	(393)	(2,898)	3.35	3.12	(2,089)	(4,160)	3.79	3.73
Forfeited or expired in the year	(52)	(257)	3.34	3.20	(26)	(209)	4.02	3.89

Outstanding at end of year	164	609	3.32	3.34	2,301	4,416	3.80	3.80

	ESAS (a)(c)
	Number		Weighted average
	(000’s)		ex. price (£)
	2004	2003	2004	2003

Outstanding at beginning of year	70,967	51,515	–	–
Granted in the year	42,885	34,735	–	–
Exercised in the year	(12,071)	(13,111)	–	–
Forfeited or expired in the year	(1,497)	(2,172)	–	–

Outstanding at end of year	100,284	70,967	–	–

Notes
(a)	Options granted over Barclays PLC shares.
(b)	Options granted over BGI UK Holdings Limited shares.
(c)	ESAS is a nil cost award.

Barclays PLC Annual Report 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(e) Compensation arrangements (continued)
The range of exercise prices, weighted average fair values at the date of grant and the weighted average remaining contractual life for options outstanding at the balance sheet date are as follows:

	2004				2003
		Weighted		Weighted		Weighted		Weighted
	Exercise	average	Weighted	average	Exercise	average	Weighted	average
	price	exercise	average	remaining	price	exercise	average	remaining
	range	price	fair value	life	range	price	fair value	life
	£	£	£	Years	£	£	£	Years

ESOS(a)	1.76-4.45	4.13	1.13	4	1.76-4.45	4.11	1.14	4
SAYE(a)	1.57-4.11	3.69	1.84	4	1.57-4.11	3.59	1.92	3
ISOP(a)	3.26-5.62	4.59	1.71	8	3.26-5.62	4.56	1.71	8
BGI EOP(b)	6.11-20.11	12.74	4.12	8	6.11-10.92	9.51	3.23	8
Woolwich SAYE(a)	3.08-3.37	3.32	2.75	5	3.08-3.37	3.34	2.60	1
Woolwich ESOP(a)	3.29-4.22	3.80	2.68	5	3.29-4.22	3.80	2.69	6
ESAS(a)(c)	–	–	4.15	3	–	–	3.99	3

Fair values for the ISOP, ESOS, SAYE, the Woolwich ESOP, the Woolwich SAYE and the BGI EOP are calculated at the date of grant using the appropriate option pricing model. The significant weighted average assumptions used to estimate the fair value of the options granted in 2004 are as follows:

	ISOP	SAYE	BGI EOP(b)

Risk-free interest rate	4.65%	5.12%	2.81%
Expected life (years)	5	5	5
Expected volatility	34%	25%	25%

ESAS provides nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards is the market value at that date.

The range, weighted average exercise price, weighted average remaining contractual life and number of options outstanding, including those exercisable at year-end (see page 196), are as follows:

	Weighted	Weighted
	average	average
	exercise	remaining	Number of
	price	life	options
Exercise Price Range	£	Years	outstanding

ESOS(a)
£1.50 – £2.49	1.90	1	87,024
£2.50 – £3.49	3.47	1	97,176
£3.50 – £4.49	4.19	4	4,362,014

SAYE(a)
£2.50 – £3.49	3.14	1	17,032,334
£3.50 – £4.49	3.81	4	80,234,128

ISOP(a)
£2.50 – £3.49	3.26	8	25,568,000
£3.50 – £4.49	3.90	6	8,084,068
£4.50 – £5.49	4.97	8	103,895,508
£5.50 – £6.49	5.62	7	322,192

BGI EOP(b)
£6.00 – £13.99	10.15	7	5,605,697
£14.00 – £21.99	20.11	9	1,969,000

ESAS(a)(c)	–	3	100,283,752

Woolwich SAYE(a)
£2.50 – £3.49	3.32	5	164,040

Woolwich ESOP(a)
£2.50 – £3.49	3.29	5	422,648
£3.50 – £4.49	3.92	5	1,878,016

Notes
(a)	Options granted over Barclays PLC shares.
(b)	Options granted over BGI UK Holdings Limited shares.
(c)	ESAS is a nil cost award.

Notes to the accounts
For the year ended 31st December 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(e) Compensation arrangements (continued)
The range, weighted average exercise price and number of options exercisable at the year end are as follows:

	Weighted
	average
	exercise	Number of
	price	options
Exercise Price Range	£	exercisable

ESOS(a)
£1.50 – £2.49	1.90	87,024
£2.50 – £3.49	3.47	97,176
£3.50 – £4.49	4.19	4,362,014

SAYE(a)
£2.50 – £3.49	3.17	268,152
£3.50 – £4.49	3.78	1,141,460

ISOP(a)
£4.50 – £5.49	5.31	9,929,900

BGI EOP(b)
£6.00 – £13.99	9.67	3,482,272

ESAS(a)(c)	–	10,144,101

Woolwich SAYE(a)
£3.50 – £4.49	3.32	164,040

Woolwich ESOP(a)
£2.50 – £3.49	3.29	422,648
£3.50 – £4.49	3.92	1,878,016

Notes
(a)	Options granted over Barclays PLC shares.
(b)	Options granted over BGI UK Holdings Limited shares.
(c)	ESAS is a nil cost award.

The expected dividends for all schemes are assumed to grow in line with the expected increases in share prices for the industry sector until exercise.

The ESOS is a long-term incentive scheme and was available by invitation to certain senior executives of the Group with grants usually made annually. Options were issued at the market price at the date of the grant without any discount, calculated in accordance with the rules of the Scheme, and are normally exercisable between three and ten years from that date. No further awards are made under ESOS.

Eligible employees in the UK may participate in the SAYE. Under this Scheme, employees may enter into contracts to save up to £250 per month and, at the expiry of a fixed term of three, five or seven years, have the option to use these savings to acquire shares in the Company at a discount, calculated in accordance with the rules of the Scheme. The discount is currently 20% of the market price at the date the options were granted.

The ISOP was introduced to replace the ESOS. It is open by invitation to the employees and Directors of Barclays PLC. Options are granted at the market price at the date of grant calculated in accordance with the rules of the Plan, and are normally exercisable between three and ten years from that date. The final number of shares over which the option may be exercised will be determined by reference to set performance criteria. The number of shares under option represents the expected number that will be exercised.

The BGI Equity Ownership Plan is extended to senior employees of BGI. The exercise price of the options is determined by the Remuneration Committee of Barclays PLC based on the fair value as determined by an independent appraiser. The options are granted over shares in BGI UK Holdings Limited, a subsidiary of Barclays Bank PLC. Options are normally not exercisable until vesting, with a third of the options generally becoming exercisable at each anniversary of grant. Options lapse ten years after grant. At 31st December 2004 7.6 million (2003: 13.5 million) options were outstanding under the terms of the BGI Equity Ownership Plan enabling certain members of staff to subscribe for shares in BGI UK Holdings Limited between 2005 and 2014 at prices between £6.11 and £20.11.

For certain employees of the Group an element of their annual bonus is in the form of a deferred award of Barclays PLC shares under ESAS. The total value of the bonus made to the employee of which ESAS is an element is dependent upon the business unit, Group and individual employee performance. The ESAS element of the annual bonus must be held for at least three years and is subject to potential forfeit if the individual resigns and commences work with a competitor business.

(f) Shareholders’ interest in the long-term assurance fund
The adjustment to US GAAP net income in 2004 is £(146)m (2003: £(6)m, 2002: £109m). The difference primarily reflects favourable persistency, mortality and investment experience recognised in UK profits that cannot be recognised in US GAAP net income and the impact of SOP 03-01.

Barclays PLC Annual Report 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(g) Earnings per share

	2004			2003			2002
		Weighted			Weighted			Weighted
		average	Per-share		average	Per-share		average	Per-share
	Income	share no.	amount	Income	share no.	amount	Income	share no.	amount
	£m	(in millions)	pence	£m	(in millions)	pence	£m	(in millions)	pence

Basic EPS
US GAAP net income available to ordinary shareholders	3,032	6,381	47.5	1,740	6,483	26.8	2,476	6,626	37.4
Effect of dilutive securities: – Employee share options		34			26			40
– Other schemes		65			61			(6)

Diluted EPS	3,032	6,480	46.8	1,740	6,570	26.5	2,476	6,660	37.2

Of the total number of shares under option at year-end, the following were not included in the dilution calculation because of the circumstances prevailing at year-end:

	2004	2003	2002
	in millions	in millions	in millions

Number of options	216	224	181

Certain incentive plan shares have been excluded from the calculation of the basic EPS. These shares are subsequently brought into the diluted earnings per share calculation (called ‘Other schemes’) above.

(h) Fair value of securities
Unlisted investment equity securities are outside the scope of SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’. Where the securities are held by an investment company within the Group, the securities are carried at fair value. The unlisted equity securities have a cost of £1,194m at 31st December 2004 (2003: £944m), with a fair value of £1,333m (2003: £1,109m).

All long investment securities are classified as being ‘available for sale’ unless the Group has a clear intention and ability to hold them to maturity. Other securities are classified as trading securities (see Note 16).

The following table shows the gross unrealised losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealised loss position at 31st December 2004.

	Less than 12 months		12 months or more		Total
		Unrealised		Unrealised		Unrealised
	Fair value	losses	Fair value	losses	Fair value	losses
Description of securities	£m	£m	£m	£m	£m	£m

Other government	488	(5)	127	(3)	615	(8)
Mortgage-backed securities	6,922	(31)	347	(1)	7,269	(32)
Corporate issuers	1,100	(1)	421	–	1,521	(1)
Other issuers	1	–	–	–	1	-

Total	8,511	(37)	895	(4)	9,406	(41)

The Group performs a review of each individual investment security on a regular basis to determine whether any evidence of impairment exists. This review considers factors such as the duration and amount at which fair value is below cost, the credit standing and prospects of the issuer, and the intent and ability of the Group to hold the investment security for such sufficient time to allow for any anticipated recovery in fair value.

Under US GAAP, 177 investment debt securities had unrealised losses as at 31st December 2004. Based on a review performed at 31st December 2004, management believes that the unrealised losses are temporary in nature. The unrealised losses are due to market movements in interest rates. The credit quality of the bond issuers remains strong with 100% rated as investment grade or higher and the Group has the ability and intent to hold these positions until recovery.

Notes to the accounts
For the year ended 31st December 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(i) Revaluation of property
In 1990, £449m of property revaluation reserve was capitalised by the issue of bonus shares.

(j) Loan impairment and disclosure
SFAS 114 applies only to impaired loans, the measurement of which is based upon the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market value, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogeneous consumer loans that are collectively evaluated for impairment are outside the scope of SFAS 114, as are debt securities and leases. At 31st December 2004, the element of impaired loans outside the scope of SFAS 114 amounted to £2,599m (2003: £2,605m).

In accordance with SFAS 114, the Group’s total impaired loans being non-performing, less impaired loans outside the scope of SFAS 114, amount to £1,386m at 31st December 2004 (2003: £1,700m). Credit risk provisions of £721m, estimated in accordance with SFAS 114, were held against these loans (2003: £762m). The average level of such impaired lendings in 2004 was £1,736m (2003: £1,832m).

Where cash received represents the realisation of security, or there is doubt regarding the recovery of a loan, such receipts are treated as repayments of the loan principal. Otherwise, cash received in respect of impaired loans is recognised as interest income. Estimated interest income which was recognised in 2004 on impaired loans within the scope of SFAS 114 was £24m (2003: £18m).

SFAS 114 modifies the accounting for in-substance foreclosure, in that collateralised debts where the Group takes physical possession of the collateral, regardless of formal insolvency procedures, would be reclassified as if the collateral had been acquired for cash. At 31st December 2004, under US GAAP, the amount of collateral recorded at the lower of the book value of the debt or the fair value of the collateral that would be reclassified as ‘other real estate owned’ was £7m (2003: £11m) and as debt and equity instruments was £34m (2003: £48m).

Mortgage loans of £3,482m are included within loans and advances to customers which are held with the intention of resale (2003: £nil). During the year £4,762m of loans were sold (2003: £645m) generating a net profit of £31m (2003: net loss of £10m).

(k) Business combination
In 2002, Barclays and Canadian Imperial Bank of Commerce completed the combination of their retail, corporate and offshore banking operations and created FirstCaribbean International Bank. Under both UK and US GAAP, Barclays accounts for the resulting interest as an associate. The transaction generated a gain of £206m under both UK and US GAAP, the gain being recorded through the Statement of Total Recognised Gains and Losses for UK GAAP under UITF 31 but in the income statement account under US GAAP (APB 29 and EITF 01-02). The net assets of the business transferred by Barclays to the new entity were not materially different under US GAAP.

In 2004, an adjustment of £13m (2003: £(4)m) was made to the gain of £206m, also recognised under UK GAAP in the Statement of Total Recognised Gains and Losses.

(l) Provisions for restructuring of business
During 2004, 2003 and 2002, the Group has continued its existing programmes to reduce the workforce. Costs under these programmes, in all three years, have primarily been incurred in UK Retail Banking, UK Business Banking and Private Clients and International. The restructuring programmes are largely focused on activities within the UK involving a reshaping of the Group’s operations through the centralisation of core processes and the application of new technologies.

The Group does not currently have any restructuring programmes which have to be accounted under SFAS 146 ‘Accounting for Costs Associated with Exit or Disposal Activities’.

Barclays PLC Annual Report 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(m) Internal use software

	2004		2003		2002
	£m	£m	£m	£m	£m	£m

Additional US GAAP shareholders’ funds brought forward		67		81		288
Expenditure to be capitalised under US GAAP	23		74		60
Amortisation	(20)		(64)		(136)
Write-offs	(50)		(24)		(131)
Charge to US GAAP net income		(47)		(14)		(207)

Additional US GAAP shareholders’ funds carried forward		20		67		81

A review of costs capitalised in previous years and useful lives assigned is undertaken annually. Capitalised costs which are no longer considered recoverable are written off.

(n) Foreign exchange on available for sale securities
Within individual legal entities Barclays holds securities in a number of different currencies which are classified as available for sale. In general, no foreign exchange exposure arises from this because, although the value of the assets changes in sterling terms according to the exchange rate, there is an identical offsetting change in the sterling value of the related funding. Under UK GAAP both the assets and the liabilities are generally translated at closing exchange rates and the differences between historical book value and current value are reflected in the profit and loss account.

Under US GAAP, the change in value of the investments is taken directly to reserves while the offsetting change in sterling terms of the borrowing is taken to the income statement.

A similar difference arises where foreign currency assets are covered using forward contracts but where the Group does not manage these hedges to conform with the detailed US designation requirements.

The impact of this requirement is to transfer net foreign exchange gains or losses on currency securities from net income to other comprehensive income. No difference between the Group’s UK and US GAAP shareholders’ equity arises from this transfer.

(o) Derivatives
SFAS 133 requires all derivatives to be recorded at fair value. If certain conditions are met then the derivative may be designated as a fair value hedge, cash flow hedge or hedge of the foreign currency exposure of a net investment in a foreign subsidiary. Barclays has chosen not to update the documentation of derivative hedges to fully comply with the requirements of SFAS 133 and therefore, with a limited number of exceptions, economic hedge relationships do not qualify for treatment as hedges under US GAAP. Accordingly, adjustments in current or past periods to US GAAP net income in respect of derivatives which qualify for hedge accounting under UK GAAP, are not necessarily indicative of the magnitude or direction of such adjustments to US GAAP net income in subsequent periods.

The adjustment to net income comprises the following elements:

	2004	2003	2002
	£m	£m	£m

Mark to market adjustment(a)	(586)	(761)	548
Embedded derivatives	182	(194)	109
Deferred gains and losses	10	(46)	12
Amortisation of fair value hedge	(10)	(140)	(156)
Reclassification of gains and losses from Other comprehensive income to net income	40	39	40

	(364)	(1,102)	553

Note
(a)	EITF 02-03 was clarified in November 2002 to require the measurement of the derivative fair values based on quoted market prices, or in the absence of quoted market prices, valuation techniques with observable inputs from active markets. For all Over The Counter derivatives which contain significant valuation inputs not currently evidenced by observable market inputs, inception gains and losses have been fully reserved. They will be released as and when the inputs become observable. The mark to market adjustment in the above table is shown net of the reversal of unrealised day 1 profit and loss on derivative contracts.

Notes to the accounts
For the year ended 31st December 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(p) Consolidation
Under US GAAP, the differences in the consolidation criteria to UK GAAP results in an increase in total assets of £9,672m (2003: £5,829m).

Under US GAAP, the Group consolidates entities in which it has a controlling financial interest. This is determined by initially evaluating whether the entity is a voting interest entity, a variable interest entity (VIE), or a qualifying special purpose entity (QSPE).

Voting interest entities
Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the rights to receive residual returns and the right to make decisions about the entity’s activities. Voting interest entities are consolidated in accordance with ARB 51 which states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest.

Variable interest entities
As defined in FIN 46 and FIN 46-R, an entity is considered a VIE subject to consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest described above. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which are the compensation for the risk of absorbing the expected losses.

VIEs are consolidated by the interest holder that remains exposed to the majority of the entity’s expected losses or residual returns, that is, the primary beneficiary.

The business activities within the Barclays Group where VIEs are used include multi-seller conduit programmes, asset securitisations, client intermediation, credit structuring, asset realisations and fund management.

Multi-seller conduit programmes
Barclays creates, administers and provides liquidity and credit enhancements to several commercial paper conduit programmes, primarily in the United States. These conduits provide clients access to liquidity in the commercial paper markets by allowing them to sell consumer or trade receivables to the conduit, which then issues commercial paper to investors to fund the purchase. The conduits have sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper.

Asset securitisations
The Group assists companies with the formation of asset securitisations. These entities have minimal equity and rely upon funding in the form of notes to purchase the assets for securitisation. The Group provides both senior and/or junior lending and derivative contracts to the entities, where junior notes are provided and in certain circumstances where derivative contracts are provided, the Group may be the primary beneficiary of the entity.

Client intermediation
As a financial intermediary, the Group is involved in structuring transactions to meet investor and client needs. These transactions may involve entities that fall within the scope of FIN 46-R structured by either Barclays or the client and that are used to modify cash flows of third-party assets to create investments with specific risk or return profiles, or to assist clients in the efficient management of other risks. These transactions may include derivative instruments, and often contain contractual clauses to enable Barclays to terminate the transaction under certain circumstances, for example, if the legal or accounting basis on which the transaction was completed changes. In addition, Barclays invests as a limited partner in lessor partnerships and as a parent in wholly owned subsidiaries specifically to acquire assets for leasing. In a portion of these leasing transactions, there may be risk mitigants in place which result in a third-party consolidating the entities as the primary beneficiary.

Credit structuring
The Group structures investments to provide specific risk profiles to investors. This may involve the sale of credit exposures, often by way of credit derivatives, to an entity which subsequently funds the credit exposures by issuing securities. These securities may initially be held by Barclays prior to sale outside of the Group.

Asset realisations
The Group establishes SPEs to facilitate the recovery of banking facilities in circumstances where the borrower has suffered financial loss.

Fund management
The Group provides asset management services to a large number of investment entities on an arm’s-length basis and at market terms and prices. The majority of these entities are investment funds that are owned by a large and diversified number of investors. In addition, there are various partnerships, funds and open-ended investment companies that are used by a limited number of independent third parties to facilitate their tailored private debt, debt securities or hedge fund investment strategies.

Barclays PLC Annual Report 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(p) Consolidation (continued)
The Group is the primary beneficiary in the following VIEs, classified by type of activity:

	2004	2003(a)
	Total assets	Total assets
Activity	£m	£m

Asset securitisations(b)	3,926	4,982
Multi-seller conduit programmes	12,404	–
Client intermediation	216	–
Credit structuring	2,343	–
Asset realisations	68	–

The creditors do not have recourse to the general credit of the Group in respect of the variable interest entities consolidated by the Group.

Under UK GAAP, the Group consolidates all of the above entities with the exception of certain asset securitisation entities.

The Group also has significant variable interests in the following VIEs, classified by type of activity, where the Group is not the primary beneficiary.

	2004		2003(a)
	Total	Maximum	Total	Maximum
	assets	loss(c)	assets	loss
	£m	£m	£m	£m

Asset securitisations	10,199	282	4,435	2,271
Client intermediation	9,799	989	5,400	453
Credit structuring	281	6	–	–
Fund management	2,380	1,028	–	–

Notes
(a)	Due to the transitional arrangements of FIN 46, the disclosures provided for 31st December 2003 reflect only VIEs created after 31st January 2003 where Barclays either was the primary beneficiary or had a significant variable interest.

(b)	Resulting from a refinement of Group policy in respect of vanilla derivative transactions executed with VIEs, the Group no longer believes it is the primary beneficiary of certain entities consolidated in 2003, amounting to £2,978m, which have not been consolidated in 2004.

(c)	The maximum exposure to loss represents a ‘worst case’ scenario in the event that all such entities simultaneously fail. It does not provide an indication of ongoing exposure which is managed within the Group’s risk management framework. Where a maximum exposure to loss is quoted, this represents the Group’s total exposure and includes both drawn and undrawn lending facilities. The Group’s exposure is determined by changes in the value of the variable interests it holds within these entities, which primarily comprise liquidity, credit enhancements, derivative transactions and financing arrangements. Qualifying Special Purpose Entities (QSPEs)

Qualifying Special Purpose Entities (QSPEs)
In accordance with SFAS 140 and FIN 46-R, the Group does not consolidate QSPEs. QSPEs are passive entities used by the Group to hold financial assets transferred to them by the Group and are commonly used in mortgage and other securitisation transactions as described in Note 52(q) below.

(q) Securitisations
Credit card securitisations
The Group transfers portfolios of credit card receivable assets to Gracechurch Receivables Trustee Limited. Barclaycard Funding PLC, a subsidiary of Barclays Bank, has an equitable interest in the cash flows arising from the securitised assets and has issued Loan Note Certificates to the Gracechurch Card Funding vehicles which are Qualifying Special Purpose Entities (‘QSPEs’). QSPEs sell the Medium Term Notes to investors entitling them to receive specified cash flows during the life of the security. The proceeds of the issuance of Medium Term Notes are then distributed by the QSPEs to the Group as consideration for the Loan Note Certificates transferred. Following a securitisation, the Group receives fees for servicing the receivables and providing cash management services and payment of deferred consideration for the sale of the beneficial interest in the excess income over and above the interest paid to the noteholder. The Group maintains an interest in the pool of receivables that are available for securitisation, referred to as the seller’s interest.

Investors have no recourse against the Group if cash flows generated from the securitised assets are not sufficient to service the obligations of the QSPEs.

The Group has no right or obligation to repurchase the benefit of any securitised balance, except if certain representations and warranties given by the Group at the time of transfer are breached.

The Group has entered into interest rate currency swaps with the QSPEs. These swaps convert a proportion of the Sterling variable interest flows arising from the Loan Note Certificates to US Dollar variable and fixed rate interest flows to match the interest payable on the Medium Term Notes issued.

Notes to the accounts
For the year ended 31st December 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(q) Securitisations (continued)
The transfer of receivables is accounted for as a sale under US GAAP where control of the receivables has been relinquished. A gain or loss is recognised on securitisation of the receivables which is calculated based on the previous carrying amount of the loans involved in the transfer (allocated between the receivables sold and the seller’s interest based on their relative fair values at the date of sale).

The Group estimates the fair value of the retained interests by determining the present value of future expected cash flows using valuation models that incorporate management’s best estimates of key assumptions, which include:

(a) the expected prepayment rate of the receivables each year;

(b) the anticipated credit losses from the receivables; and

(c) a discount rate to calculate future income flows.

The retained interests that are subject to prepayment risk such that the Group may not recover substantially all of its investment are recorded at fair value with subsequent adjustments reflected in net income.

The servicing liability represents the shortfall of future servicing income from the Group’s obligation to service the transferred assets compared to the costs of servicing those assets. The servicing liability is amortised over the expected life of the receivables.

Securitisation activity during the year
During 2004, the Group securitised credit card receivables with a book value of £810m (2003: £2,508m) recognising a resultant pre-tax gain on sale of £38m (2003: £132m). The Group has recognised an interest only strip asset and a servicing liability in connection with the transfer.

The derecognition of the securitised assets results in a reduction in net loans and advances to customers of £3,270m (2003: £2,447m).

Mortgage Loans Securitisation
In 2004, Barclays acquired and then securitised ten static pools of residential mortgage loans which were originated by unaffiliated mortgage companies. All of the securitisations were affected through the sale of mortgage loans to Qualifying Special Purpose Vehicles (‘QSPEs’).

To fund the acquisition of these mortgage loans, the trust issued FRNs. The FRNs were underwritten by Barclays and sold to third party investors. The offering circulars for the issues of FRN’s stated that they are the obligations of the respective trust only and are not guaranteed by, or the responsibility of, any other party. A call right is held by the originator with the right to liquidate the trust if the principal balance of the mortgage shares has fallen below 10% of their initial amount, provided all obligations under the bonds can be satisfied in full.

Securitisation activity during the year
Non-returnable proceeds of these securitisations totalled £4,538m at issue. In 2004, Barclays recognised a net gain of £25m arising from the transfer of these assets to the QSPEs.

The retained interests that are subject to prepayment risk such that the Group may not recover substantially all of its investment are recorded at fair value with subsequent adjustments reflected in net income.

Interest only strip
The movement in fair value of retained interests during the period is as follows:

	2004	2003	2004	2003
	Mortgage	Mortgage	Credit card	Credit card
	loans	loans	receivables	receivables
	£m	£m	£m	£m

Value at 1st January	–	–	97	–
Value at inception of new securitisations	270	–	30	107
Transfer to net income	–	–	(10)	(10)
Cash flow from interests retained	(90)	–	–	–
Foreign exchange differences	(9)	–	–	–

Value at 31st December	171	–	117	97

Key economic assumptions used in measuring the interest only strip at the time of the securitisation were as follows:

	2004	2003	2004	2003
	Mortgage	Mortgage	Credit card	Credit card
	loans	loans	receivables	receivables

Fair value of interest only strip at inception of new securitisations	£270m	–	£30m	£107m

Constant prepayment rate per annum	15%-17%	–	100%	100%
Credit losses per annum(a)	2%-4.25%	–	5.5%	5.3%
Discount rate	15%-25%	–	5.0%	5.0%

Note
(a)	Annual percentage credit loss is based only on positions in which expected credit loss is a key assumption in the determination of fair values.

Barclays PLC Annual Report 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(q) Securitisations (continued)
Servicing liabilities
The following table shows the servicing liabilities recognised and amortised during the period:

	2004	2003
	Credit card	Credit card
	receivables	receivables
	£m	£m

Balance at 1st January	28	31
Balance at inception of new securitisations	11	–
Amortisation for the year	6	(3)

Balance at 31st December	45	28

The fair value of the servicing liability is £45m (2003: £28m).

No servicing assets or liabilities arise on the securitisation of the mortgages, as the originator has retained the right to service these assets.

The cash flows between the Group and the securitisation vehicles were as follows during the year ended 31st December 2004:

	2004	2003	2004	2003
	Mortgage	Mortgage	Credit card	Credit card
	loans	loans	receivables	receivables
	£m	£m	£m	£m

Proceeds from new securitisations	4,538	–	810	2,508
Proceeds from collection reinvested in receivables	–	–	7,336	4,277
Cash inflow from servicing fees	–	–	22	13
Cash inflow on interests retained	90	–	216	149

Interest only strip at year end
At 31st December 2004, key economic assumptions and a sensitivity analysis showing the hypothetical effect on the fair value of those interests of two unfavourable variations from the expected levels for each key assumption are as follows:

	2004	2004
	Mortgage	Credit card
	loans	receivables

Fair value of interest only strip	£171m	£117m

Constant prepayment rate per annum	15%-17%	100%
Impact of 33% adverse change	£(69)m	£(18)m
Impact of 50% adverse change	£(79)m	£(50)m

Credit losses per annum(a)	2%-5%	5.5%
Impact of 10% adverse change	£(15)m	£(8)m
Impact of 20% adverse change	£(29)m	£(16)m

Discount rate	15%-25%	5.0%
Impact of 10% adverse change	£(7)m	£(11)m
Impact of 20% adverse change	£(25)m	£(20)m

Note
(a)	Annual percentage credit loss is based only on positions in which expected credit loss is a key assumption in the determination of fair values.

The sensitivity analysis illustrates the potential magnitude of significant adverse changes in key assumptions used in valuing the interest only strip. However, changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Furthermore, the sensitivities for each key variable are calculated independently of changes in the other key variables.

The following tables present information about principal balances of managed and securitised receivables as of and for the year ended 31st December 2004.

	2004			2003
	Credit card receivables			Credit card receivables
	Total	Delinquent	Net	Total	Delinquent	Net
	loans	loans(a)	write-offs(b)	loans	loans(a)	write-offs(b)
	£m	£m	£m	£m	£m	£m

Total receivables managed	14,146	235	515	11,078	228	438
Less: receivables securitised(c)	(3,317)	(49)	(92)	(2,508)	(36)	(52)

Assets on US GAAP balance sheet	10,829	186	423	8,570	192	386

Notes to the accounts
For the year ended 31st December 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(q) Securitisations (continued)

	2004 Mortgages
	Total	Delinquent	Net
	loans	loans	write-offs
	£m	£m	£m

Total receivables managed	8,020	–	–
Less: receivables securitised(c)	(4,538)	–	–

Assets on US GAAP Balanced Sheet	3,482	–	–

Notes
(a)	Delinquent loans are loans 90 days or more past due.

(b)	Net of recoveries during the year.

(c)	Securitised and derecognised from the balance sheet under US GAAP.

(r) Collateral
Under a repo (sale and repurchase agreement), an asset is sold to a counterparty with a commitment to repurchase it at a future date at an agreed price. The Group engages in repos and reverse repos, which are the same transaction in the opposite direction, i.e. the Group buying an asset with a fixed commitment to resell.

The following amounts were included in the balance sheet for repos and reverse repos and are reported on a net basis where permitted:

	2004	2003	2002
	£m	£m	£m

Reverse repos (assets)
Loans and advances to banks	61,075	50,392	41,001
Loans and advances to customers	58,304	49,962	42,505

	119,379	100,354	83,506

Repos (liabilities)
Deposits by banks	42,969	39,810	37,857
Customer accounts	35,382	23,661	24,580

	78,351	63,471	62,437

The average and maximum amount of reverse repos for 2004 were £133,256m and £164,242m (2003: £109,315m and £137,025m, 2002: £76,215m and £103,895m) respectively. The average and maximum amount of repos for 2004 were £100,939m and £133,987m (2003: £84,040m and £109,445m, 2002: £61,416m and £92,219m).

Reverse repos and stock borrowing transactions are accounted for as collateralised loans. It is the Group’s policy to seek collateral at the outset equal to 100% to 105% of the loan amount. The level of collateral held is monitored daily and further collateral calls made to bring the level of cash held and the market value of collateral in line with the loan balance.

Under certain transactions including reverse repo and stock borrowing transactions the Group is allowed to sell or repledge the collateral held. At 31st December 2004, the fair value of collateral held was £167,033m (2003: £126,085m) of which £122,888m (2003: £91,280m) related to items that have been sold or repledged.

Repos and stock lending transactions are accounted for as secured borrowings. At 31st December 2004, the Group had given £114,568m (2003: £58,316m) of its assets as collateral in respect of these transactions. Of the total collateral given £85,611m (2003: £44,002m) was on terms which gave the recipient the right to sell or repledge, comprising debt securities of £83,833m (2003: £43,665m) and equity securities of £1,778m (2003: £337m). The residual £28,957m (2003: £14,314m) was on terms by which the counterparty cannot sell or repledge comprised £28,957m (2003: £14,024m) of debt securities and £nil (2003: £290m) of equity securities.

For the pledge of collateral to secure on-balance sheet liabilities see Note 35.

(s) Provisions for bad and doubtful debts
During 2004, there was a net write-back of £10m (2003: £nil, 2002: £2m write-back) in respect of credit losses on derivatives. £20m of the year end specific provisions related to credit losses on derivatives (2003: £nil).

During 2004, there was a net write-back of £nil (2003: £14m, 2002: £nil) of the general provision in the respect of off-balance sheet exposures (including derivatives). At 31st December 2004, £62m of the general provision (2003: £nil) was held in respect of off-balance sheet exposures (including derivatives).

The specific provision for contingent liabilities and commitments is £nil (2003: £12m).

Barclays PLC Annual Report 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(t) Guarantees
An element of Barclays normal banking business is to issue guarantees on behalf of its customers. In almost all cases, Barclays will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, Barclays issues guarantees on its own behalf. The major categories of these guarantees are:

Financial guarantees
These are given to banks and financial institutions on behalf of customers to secure loans, overdrafts and other banking facilities. These are commonly called facility guarantees.

Included within this category are stock borrowing indemnities. These relate to funds managed by Barclays on behalf of clients, which participate in stock lending programmes. Barclays indemnifies the clients against any losses incurred by the clients resulting from borrower default. Collateral, principally cash, is maintained against all stock borrowing transactions ranging from 102% to 105% of the securities loaned with adjustments to collateral made daily. It is possible that the exposure could exceed the collateral provided should the value of the security rise concurrently with the default of the borrowers.

Standby letters of credit
These are irrevocable commitments to pay a third party, on behalf of our customers, the value of which on demand is subject to certain criteria being complied with. Any amounts paid are debited to the customers accounts. These contracts are used when required in substitution of guarantees due to a greater acceptability in the beneficiary country.

Other guarantees
This category includes the following types of contracts:

Performance guarantees – a guarantee given by the bank on behalf of a customer, undertaking to pay a certain sum if our customer has failed to carry out the terms or certain terms of the contract.

Advance payment guarantees – enables the beneficiary to demand repayment of an advance in funds in certain circumstances.

Tender guarantees – provided during a tender process to lend support to a customer’s commitment to a tender process.

Customs and Excise – guarantees provided to HM Customs and Excise to cover a customer’s liability, most commonly for import duties.

Retention guarantees – similar to advance payments but are used to secure early release of retained contract payments.

The following table provides the maturity analysis of guarantees issued by the Group. The amounts disclosed represent the maximum potential amount of future payments (undiscounted) the Group could be required to make under the guarantee, before any recovery through recourse or collaterisation provisions.

	2004					2003
	Less than	One to	Four to	Over
	one year	three years	five years	five years	Total	Total
	£m	£m	£m	£m	£m	£m

Financial guarantees	19,842	367	292	826	21,327	18,812
Standby letters of credit	4,772	1,721	1,452	739	8,684	5,784
Other guarantees	6,227	1,156	379	483	8,245	8,427

Credit card guarantees
Under the Consumer Credit Act of 1974, Barclays may be liable to customers to refund payments made for unsatisfactory goods or services or unfulfilled contracts where payment was made through a credit card. The maximum liability that Barclays could have is the total credit limits marked to customers of £42,813m (2003: £32,734m). These limits are included within commitments with a maturity of less than one year, as the limit can be revoked at any time.

Warranties and indemnities given as part of acquisition and disposal activity
Warranties and indemnities are routinely provided to counterparties as part of the terms and conditions required in a business acquisition, disposal or investing in joint ventures. Most commonly, these relate to indemnification against tax liabilities arising from pre-transaction activities. Usually the total aggregate liability, in respect of warranties and indemnities for a transaction is capped and the maximum exposure under these is £2,686m (2003: £4,000m). No collateral or recourse to third parties is generally available.

Certain derivative contracts
In addition to the contracts described above, there are certain derivative contracts to which the Group is a counterparty that meet the characteristics of a guarantee under FIN 45. These derivatives are recorded in the Group’s balance sheet at fair value under US GAAP.

Included in other provisions for liabilities and charges is £26m (2003: £nil) in respect of guarantees. The Group considers the amounts provided in the balance sheet represent a reasonable estimate of amounts actually anticipated to be paid under such arrangements.

Notes to the accounts
For the year ended 31st December 2004

52 Differences between UK GAAP and US GAAP accounting principles (continued)

(u) Asset retirement obligation
The Group recognises a liability for an asset retirement obligation and capitalises an amount for asset retirement cost. The entity estimates the initial fair value of the liability using an expected present value technique.

	2004	2003
	£m	£m

Asset retirement obligations at beginning of year	4	–
Liability incurred in the period	36	4

Asset retirement obligations at end of year	40	4

(v) Assets held for sale
The Group acquired an interest in New World Networks International Ltd (NWN) following a debt for equity restructuring in February 2003 and has consequently classified it as an asset held for sale under Statement of Financial Accounting Standards 144. The Group is aiming to partially recover its exposure by disposing of its interest in NWN to a third party and has engaged a third party to find a buyer. The Group is currently in negotiations with several interested parties and anticipate a disposal to occur in 2005. NWN has property, plant and equipment of £76m and liabilities of £83m.

(w) Total assets
Netting
Certain transactions have been netted in the UK as required under FRS 5. To the extent these arrangements do not satisfy the requirement of FIN 39 and FIN 41, total assets have been increased by £65,505m (2003: £45,277m).

	2004	2003
	£m	£m

Repurchase and reverse repurchase agreements	18,572	9,684
Securities lending and borrowing agreements	21,824	18,743
Receivables and payables in respect of unsettled trades	(7,250)	(6,030)
Cash collateral held against derivatives	14,787	7,964
Loans and deposits	17,572	14,916

Total	65,505	45,277

Gross assets and liabilities have been increased by £60,400m (2003: £49,099m) due to inclusion of certain BGI insurance products. The legal form of these products is similar to insurance contracts, which are accounted for in accordance with SFAS 97. Accordingly, the assets and liabilities associated with these products are recorded on the balance sheet.

The inclusion of acceptances resulted in an increase in total assets under US GAAP of £263m (2003: £654m).

(x) Profit and loss account presentation
There are certain differences in the presentation of the profit and loss account between UK GAAP and US GAAP. Exceptional items (2004: £45m profit, 2003: £4m profit, 2002: £3m loss) would be classified as operating income or expense under US GAAP rather than being shown separately. Under US GAAP, net interest received (2004: £(219)m, 2003: £68m, 2002: £75m) relating to trading activities would be shown within net interest revenue, rather than included in dealing profits. Reconciling differences arising from associated undertakings (2004: £7m profit, 2003: £7m profit, 2002: £6m profit) would be included within a single component of net income.

(y) Changes in UK GAAP
During 2004, Barclays restated the 2003 shareholders’ funds under UK GAAP in respect of a change of accounting policy for shares held in ESOP trusts, as required by UITF 38, as described on page 115. The restatement had no impact on net income. There has been no effect on the reported US GAAP figures.

Shareholders’ funds

	Original
	reconciliation	Prior year	Reconciliation
	item	adjustment	item
	£m	£m	£m

2003
Own shares	(99)	99	–

Total affected reconciling items	(99)	99	–

Barclays PLC Annual Report 2004

53 Consolidated statement of cash flows

Interest paid in the year, including amounts relating to trading activities, was £14,842m (2003: £10,768m, 2002: £10,167m).

For the purposes of the US GAAP cash flow, cash and cash equivalents are defined as short-term highly liquid investments which are readily convertible into known amounts of cash with original maturity of three months.

Set out below, for illustrative purposes, is a summary consolidated statement of cash flows presented on a US GAAP basis:

	2004	2003	2002
	£m	£m	£m

Net cash provided by operating activities	9,250	13,367	15,267
Net cash used in investing activities	(73,161)	(30,683)	(46,968)
Net cash provided by financing activities	61,112	16,846	34,977
Effect of exchange rate changes on cash and due from banks	1,136	750	990

Net (decrease)/increase in cash and cash equivalents	(1,663)	280	4,266
Cash and cash equivalents at beginning of year	50,518	50,238	45,972

Cash and cash equivalents at end of year	48,855	50,518	50,238

54 Regulatory capital requirements

Capital adequacy and the use of regulatory capital are monitored by the Group, employing techniques based on the guidelines developed by the Basel Committee on Banking Regulations and Supervisory Practices (the Basel Committee) and European Union Directives, as implemented by the Financial Services Authority (FSA) for supervisory purposes. The FSA regards the risk asset ratio calculation, originally developed by the Basel Committee, as a key supervisory tool and sets individual minimum ratio requirements for banks in the UK at or above the minimum of 8%. The concept of risk weighting and the basis for calculating eligible capital resources are described under capital ratios on page 100.

The following tables summarises capital resources and capital ratios, as defined for supervisory purposes:

Barclays PLC Group and Barclays Bank PLC Group

	Amount	Ratio
As at 31st December 2004	£m	%

Total net capital resources	25,216	11.5
Tier 1 capital resources	16,662	7.6

	Amount	Ratio
As at 31st December 2003	£m	%

Total net capital resources	24,223	12.8
Tier 1 capital resources	14,994	7.9

Notes to the accounts
For the year ended 31st December 2004

55 Significant Group concentration of credit risk

A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Barclays has three significant concentrations of exposures to credit risk: the UK economy, home loans and banks.

Credit exposure is concentrated in the UK where the majority of the Group’s activities are conducted. Gross credit exposure to borrowers on the banking book in the UK (based on the location of the office recording the transaction) was £159bn at 31st December 2004 (2003: £144bn). In the UK, the Group’s collateral policy differs by line of business and product but is broadly consistent with UK market practice. Netting agreements are made with wholesale counterparties whenever practical and to the extent that such agreements are legally enforceable.

Lending in respect of home loans totalled £78bn at 31st December 2004 (2003: £72bn). This represents 40% (2003: 42%) of loans to customers on the banking book. As collateral, Barclays requires a first mortgage over the residential property for the acquisition of which the loan is made.

As an active participant in the international financial markets, the Group has significant credit exposure to banks. In total, credit exposure to banks at 31st December 2004 was estimated to have amounted to £107bn (2003: £87bn) of which £75bn (2003: £62bn) consisted of loans and advances and £10bn (2003: £9bn) of mark-to-market balances in respect of derivatives. The remaining credit exposure is largely related to letters of credit and guarantees. The Group may require collateral before entering into a credit commitment with another bank, depending on the type of the financial product and the counterparty involved. Netting agreements are secured whenever possible and to the extent that such agreements are legally enforceable.

The concentrations of credit exposure described above are not proportionally related to credit loss. Some segments of the Group’s portfolio have and are expected to have proportionally higher credit charges in relation to the exposure than others. Moreover, the volatility of credit loss is different in different parts of the portfolio. Thus comparatively large credit charges could arise in parts of the portfolio not mentioned above.

56 Ratio of earnings to fixed charges and preference share dividends

	2004	2003	2002	2001	2000

Ratio of earnings to fixed charges
UK GAAP:
Excluding interest on deposits	1.48	1.55	1.50	1.40	1.49
Including interest on deposits	1.32	1.35	1.31	1.26	1.29
US GAAP:
Excluding interest on deposits	1.47	1.36	1.58	1.47	1.49
Including interest on deposits	1.31	1.23	1.36	1.30	1.29
Ratio of earnings to combined fixed charges, preference share dividends and payments to Reserve Capital Instrument holders
UK GAAP:
Excluding interest on deposits	1.48	1.55	1.50	1.40	1.48
Including interest on deposits	1.32	1.35	1.31	1.26	1.29
US GAAP:
Excluding interest on deposits	1.46	1.34	1.55	1.45	1.47
Including interest on deposits	1.31	1.22	1.35	1.29	1.28

Barclays PLC Annual Report 2004

SEC Form 20-F cross reference and other information

SEC Form 20-F Cross Reference and Other Information

Form 20-F		Page reference
Item number		in this document

1	Identity of Directors, Senior Management and Advisors
	Not applicable

2	Offer Statistics and Expected Timetable
	Not applicable

3	Key Information
	Risk factors	28
	Currency of presentation	212
	Financial data	73/224
	Dividends	227

4	Information on the Company
	Presentation of information	27
	Glossary	213
	Business description	75
	Acquisitions and disposals	117
	Financial overview	78
	Recent developments	77
	Supervision and regulation	76
	Note 20 Tangible fixed assets	141
	Note 36 Contingent liabilities and commitments	155
	Note 50 Subsidiary undertakings	181
	Note 48 Segmental analysis	174

5	Operating and Financial Review and Prospects
	Financial Review	78
	Capital and liquidity risk management	51

6	Directors, Senior Management and Employees
	Directors and Officers	2
	Directors’ report	5
	Corporate governance report	7
	Barclays report on remuneration	13
	Audit and Accountability	26
	Note 3 Administrative expenses – staff costs	125
	Note 4 Pension costs	126
	Note 45 Related party transactions	170
	Note 46 Directors’ and officers’ emoluments and interests	172

7	Major Shareholders and Related Party Transactions
	Presentation of information	27
	Directors’ report	5
	Note 45 Related party transactions	170
	Trading market for ordinary shares of Barclays PLC	228

8	Financial Information
	Note 10 Dividends – Barclays PLC	130
	Note 51 Legal proceedings	181
	Post balance sheet events
	Not applicable

9	The Offer and Listing
	Trading market for ordinary shares of Barclays PLC	228

Form 20-F		Page reference
Item number		in this document

10	Additional Information
	Memorandum and Articles of Association	230
	Taxation	231
	Exchange controls and other limitations affecting security holders	233
	Documents on display	233

11	Quantitative and qualitative disclosure about market risk
	Risk management and control – overview	30
	Credit risk management	35
	Analysis of loans and advances	38
	Provisions for bad and doubtful debts	43
	Potential credit risk loans	42
	Loans and advances in non-local currencies	63
	Market risk management	47
	Derivatives	57
	Capital and liquidity risk management	51
	Note 37 Derivatives and other financial instruments	157

12	Description of Securities Other than Equity Securities
	Not applicable

13	Defaults, Dividends Arrearages and Delinquencies
	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds
	Not applicable

15	Controls and Procedures
	Disclosure controls and procedures	26

16A	Audit Committee Financial Expert	9

16B	Code of Ethics	12

16C	Principal Accountant Fees and Services	128

16E	Share Repurchases	151

17	Financial Statements
	Not applicable

18	Financial Statements
	US audit report	109
	Accounting policies	110
	Consolidated accounts Barclays PLC	118
	except page	124
	Notes to accounts of Barclays PLC	125
	Consolidated accounts Barclays Bank PLC	214
	Notes to consolidated accounts of Barclays Bank PLC	220

19	Exhibits
	Included in documents as filed with the SEC

SEC Form 20-F cross reference and other information

Currency of Presentation
In this report, unless otherwise specified, all amounts are expressed in pounds Sterling. For the months indicated, the high and low noon buying rates in New York City for cable transfers in pounds Sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate), were:

	(US Dollars per pound Sterling)
	2005		2004
	February	January	December	November	October	September

High	1.92	1.91	1.95	1.91	1.84	1.81
Low	1.86	1.86	1.91	1.83	1.78	1.77

For the years indicated, the average of the noon buying rates on the last day of each month were:

	(US Dollars per pound Sterling)
	2004	2003	2002	2001	2000

Average	1.84	1.64	1.61	1.45	1.51

On 28th February 2005, the noon buying rate was US$1.92 per pound Sterling. No representation is made that pounds Sterling amounts have been, or could have been, or could be, converted into US Dollars at that rate or at any of the above rates. For the purpose of presenting financial information in this report, exchange rates other than those shown above may have been used.

Barclays PLC Annual Report 2004

Glossary

Term used in Annual Report	US equivalent or brief description

Accounts	Financial statements

Allotted	Issued

Attributable profit	Net income

Called up share capital	Ordinary shares, issued and fully paid

Capital allowances	Tax term equivalent to US tax depreciation allowances

Cash at bank and in hand	Cash

Class of business	Industry segment

Fees and commissions receivable	Fee and commission income

Fees and commissions payable	Fee and commission expense

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Interest receivable	Interest income

Interest payable	Interest expense

Loans and advances	Lendings

Loan capital	Long-term debt

Net asset value	Book value

Profit	Income

Profit and loss account	Income statement

Profit and loss account reserve	Retained earnings

Provisions	Allowances

Revaluation reserve	No direct US equivalent. Represents the increase in the valuation of certain assets as compared with historical cost

Share capital	Ordinary shares, capital stock or common stock issued and fully paid

Shareholders’ funds	Shareholders’ equity

Share premium account	Additional paid-up capital or paid-in surplus (not distributable)

Shares in issue	Shares outstanding

Tangible fixed assets	Property and equipment

Write-offs	Charge-offs

Barclays Bank PLC data
Consolidated profit and loss account

Consolidated profit and loss account

For the year ended 31st December

			2004	2003	2002
	Note		£m	£m	£m

Interest receivable:
Interest receivable and similar income arising from debt securities			2,414	2,384	2,030
Other interest receivable and similar income			11,251	10,043	10,014

			13,665	12,427	12,044
Interest payable			(6,823)	(5,823)	(5,839)

Net interest income			6,842	6,604	6,205
Fees and commissions receivable			5,672	4,896	4,454
Less: fees and commissions payable			(706)	(633)	(529)
Dealing profits	1		1,493	1,054	833
Other operating income	(a	)	653	490	364

Operating income			13,954	12,411	11,327

Administrative expenses – staff costs	(b	)	(4,998)	(4,295)	(3,757)
Administrative expenses – other	5		(2,758)	(2,404)	(2,312)
Depreciation	6		(295)	(289)	(303)
Goodwill amortisation	6		(299)	(265)	(254)

Operating expenses			(8,350)	(7,253)	(6,626)

Operating profit before provisions			5,604	5,158	4,701

Provisions for bad and doubtful debts	15		(1,091)	(1,347)	(1,484)
Provisions for contingent liabilities and commitments			(2)	1	(1)

Provisions			(1,093)	(1,346)	(1,485)

Operating profit			4,511	3,812	3,216
(Loss)/profit from joint ventures			(3)	1	(5)
Profit/(loss) from associated undertakings			59	28	(5)
Exceptional items	7		45	4	(3)

Profit on ordinary activities before tax			4,612	3,845	3,203
Tax on profit on ordinary activities	8		(1,289)	(1,076)	(955)

Profit on ordinary activities after tax			3,323	2,769	2,248
Minority interests – equity	9		(44)	(25)	(20)

Profit attributable to the members of Barclays Bank PLC			3,279	2,744	2,228
Profit attributable to non-equity shareholders			(2)	–	–
Dividends payable to Barclays PLC	(d	)	(2,247)	(1,580)	(1,798)

Profit retained for the financial year			1,030	1,164	430

The Note numbers refer to the Notes on pages 125 to 210, whereas the Note letters refer to those on pages 220 to 223.

All results arise from continuing operations. For each of the years reported above, there was no material difference between profit before tax and profit retained and profit on an historical cost basis.

The consolidated profit and loss account of Barclays Bank PLC for the year ended 31st December 2004, contains a credit of £9m (2003: £nil, 2002: £nil) in respect of dividends on own shares within other operating income that is shown as a deduction against dividends in the consolidated accounts of Barclays PLC. Additionally, a charge of £nil (2003: £nil, 2002: £2m) is included within staff costs which is debited directly to revenues in the consolidated accounts of Barclays PLC.

Barclays PLC Annual Report 2004

Barclays Bank PLC data
Statement of total recognised gains and losses

Statement of total recognised gains and losses

For the year ended 31st December

	2004	2003	2002
	£m	£m	£m

Profit for the financial year attributable to the members of Barclays Bank PLC	3,279	2,744	2,228
Exchange rate translation differences	(33)	(4)	(61)
Gain/(loss) arising from transactions with third parties	13	(4)	206
Other items	5	(3)	8
Joint ventures and associated undertakings	(30)	(22)	2

Total recognised gain relating to the period	3,234	2,711	2,383

Barclays Bank PLC data
Consolidated balance sheet

Consolidated balance sheet

As at 31st December

		2004		2003
	Note	£m	£m	£m	£m

Assets
Cash and balances at central banks			1,753		1,726
Items in course of collection from other banks			1,772		2,006
Treasury bills and other eligible bills	12		6,658		7,177
Loans and advances to banks – banking		24,986		17,254
– trading		50,145		44,670
	13		75,131		61,924
Loans and advances to customers – banking		189,847		167,858
– trading		65,099		58,961
	14		254,946		226,819
Debt securities	16		127,428		97,393
Equity shares	17		12,177		7,871
Interests in joint ventures – share of gross assets		147		266
– share of gross liabilities		(119)		(208)
	18		28		58
Interests in associated undertakings	18		381		370
Intangible fixed assets	19		4,295		4,406
Tangible fixed assets	20		1,921		1,790
Other assets	21		22,307		19,835
Prepayments and accrued income	21		5,078		3,921

			513,875		435,296
Retail life-fund assets attributable to policyholders	22		8,378		8,077

Total assets			522,253		443,373

The Note numbers refer to the Notes on pages 125 to 210.

Equity shares for Barclays Bank PLC differ from Barclays PLC by £11m (2003: £12m) due to treasury shares. Other assets for Barclays Bank PLC differ from Barclays PLC by £153m (2003: £99m) due to ESOP shares. The balances reported in Notes 17 and 21 are for Barclays PLC. Additionally, minority interests differ by £690m (2003: £nil). All these differences are matched by a commensurate change in shareholders’ funds.

Barclays PLC Annual Report 2004

Consolidated balance sheet

As at 31st December

			2004		2003
	Note		£m	£m	£m	£m

Liabilities
Deposits by banks – banking			74,211		57,641
– trading			36,813		36,451
	23			111,024		94,092
Customer accounts – banking			171,963		155,814
– trading			45,755		29,054
	24			217,718		184,868
Debt securities in issue	25			67,806		49,569
Items in course of collection due to other banks				1,205		1,286
Other liabilities				76,550		69,497
Balances due to Barclays PLC				1,026		879
Accruals and deferred income	26			6,582		4,983
Provisions for liabilities and charges – deferred tax	27			738		646
Provisions for liabilities and charges – other	28			467		369
Subordinated liabilities:
Undated loan capital – non-convertible	29			6,149		6,310
Dated loan capital – convertible to preference shares			15		17
– non-convertible			6,113		6,012
	30			6,128		6,029

				495,393		418,528

Minority and other interests and shareholders’ funds
Minority interests – equity				211		283
Called up share capital	(c	)	2,316		2,302
Share premium account			6,531		5,743
Revaluation reserve			24		24
Profit and loss account			9,400		8,416
Shareholders’ funds – equity			17,581		16,485
– non-equity			690		–
				18,271		16,485

				18,482		16,768

				513,875		435,296
Retail life-fund liabilities to policyholders	22			8,378		8,077

Total liabilities and shareholders’ funds				522,253		443,373

		2004	2003
	Note	£m	£m

Memorandum items	36
Contingent liabilities:
Acceptances and endorsements		303	671
Guarantees and assets pledged as collateral security		30,011	24,596
Other contingent liabilities		8,245	8,427

		38,559	33,694

Commitments – standby facilities, credit lines and other		134,051	114,847

The Note numbers refer to the Notes on pages 125 to 210, whereas the Note letters refer to those on pages 220 to 223.

Equity shares for Barclays Bank PLC differ from Barclays PLC by £11m (2003: £12m) due to treasury shares. Other assets for Barclays Bank PLC differ from Barclays PLC by £153m (2003: £99m) due to ESOP shares. The balances reported in Notes 17 and 21 are for Barclays PLC. Additionally, minority interests differ by £690m (2003: £nil). All these differences are matched by a commensurate change in shareholders’ funds.

Barclays Bank PLC data
Consolidated statement of changes in reserves

Consolidated statement of changes in reserves

As at 31st December

	2004	2003	2002
	£m	£m	£m

Share premium account
At beginning of year	5,743	5,603	5,475
Premium arising on shares issued	788	140	128

At end of year	6,531	5,743	5,603

Revaluation reserve
At beginning of year	24	24	30
Exchange rate translation differences	–	2	–
Released on transaction with third parties	–	(2)	(6)

At end of year	24	24	24

Profit and loss account
At beginning of year	8,416	7,285	6,694
Profit retained	1,030	1,164	430
Exchange rate translation differences	(58)	(31)	(61)
Goodwill written-back on disposals	–	–	10
Gain/(loss) arising from transaction with third parties	13	(4)	212
Other items	(1)	2	–

At end of year	9,400	8,416	7,285

Total reserves	15,955	14,183	12,912

The Group operates in a number of countries subject to regulations under which a local subsidiary undertaking has to maintain a minimum level of capital. The current policy of the Group is that local capital requirements are met, as far as possible, by the retention of profit. Certain countries operate exchange control regulations which limit the amount of dividends that can be remitted to non-resident shareholders. It is not possible to determine the amount of profit retained and other reserves that is restricted by these regulations, but the net profit retained of overseas subsidiaries, associated undertakings and joint ventures at 31st December 2004 totalled £1,417m (2003: £925m, 2002: £1,038m). If such overseas reserves were to be remitted, other tax liabilities, which have not been provided for in the accounts, might arise.

Accumulated exchange rate translation differences are £578m debit (2003: £520m debit, 2002: £491m debit).

Goodwill amounting to £205m (2003: £205m, 2002: £205m) has been charged directly against reserves in the current and prior years in respect of acquisitions. This amount is net of any goodwill attributable to subsidiary undertakings disposed of prior to the balance sheet date.

Barclays PLC Annual Report 2004

Barclays Bank PLC data
Consolidated cash flow statement

Consolidated cash flow statement

For the year ended 31st December

			2004		2003		2002
	Note		£m	£m	£m	£m	£m	£m

Net cash inflow/(outflow) from operating activities	(e	)		6,122		(2,379)		6,803
Dividends received from joint ventures and associated undertakings				15		7		1
Returns on investments and servicing of finance:
Interest paid on loan capital and other
subordinated liabilities			(652)		(606)		(607)
Preference dividends paid			–		–		–
Dividends paid to minority shareholders			(19)		(14)		(23)
Net cash outflow from returns on investment and servicing of finance				(671)		(620)		(630)
Tax paid				(690)		(910)		(828)
Capital expenditure and financial investment:
Capital expenditure			(532)		(310)		(301)
Sale of property and equipment			125		97		289
Purchase of investment securities			(47,520)		(36,886)		(28,128)
Redemption of investment securities			18,441		17,137		10,247
Sale of investment securities			22,722		21,394		11,137
Net cash (outflow)/inflow from capital expenditure and financial investment				(6,764)		1,432		(6,756)
Acquisitions and disposals:
Net cash outflow from formation of FirstCaribbean International Bank Limited	42		–		–		(160)
Acquisition of subsidiary undertakings	41		(211)		(985)		(451)
Acquisition of associated undertakings and joint ventures			(21)		–		–
Sale of Group undertakings	42		–		39		(1)
Sale of other associated undertakings			47		16		–
Net cash (outflow)/inflow from acquisitions and disposals				(185)		(930)		(612)
Equity dividend paid				(2,139)		(1,400)		(1,796)

Net cash outflow before financing				(4,312)		(4,800)		(3,818)
Financing:
Issue of loan capital and other subordinated liabilities (net of expenses)			666		1,926		2,173
Redemption/repurchase of loan capital and other subordinated liabilities			(611)		(974)		(376)
Net cash inflow from non-recourse financing			4,264		3,262		644
Issue of ordinary shares			61		149		135
Redemption of preference shares			–		–		–
Issue of preference shares			688		–		–
Issue of shares to minority interests			52		65		35
Net cash inflow from financing				5,120		4,428		2,611

Increase/(decrease) in cash	44			808		(372)		(1,207)

The Note numbers refer to the Notes on pages 125 to 210, whereas the Note letters refer to those on pages 220 to 223.

Barclays Bank PLC data
Notes to the accounts

(a) Other operating income

	2004	2003	2002
	£m	£m	£m

Premium income on insurance underwriting	211	264	178
Net gain on disposal of investment securities	181	73	58
Income/(loss) from the long-term assurance business	58	(33)	(51)
Property rentals	9	15	20
Dividend income from equity shares	17	6	7
Other income	177	165	152

	653	490	364

(b) Administrative expenses – staff costs

	2004	2003	2002
	£m	£m	£m

Salaries and accrued incentive payments	4,043	3,441	3,159
Social security costs	339	278	240
Pension costs	160	180	(27)
Post-retirement health care	22	19	15
Other staff costs	434	377	370

	4,998	4,295	3,757

(c) Called up share capital
Ordinary shares
The authorised ordinary share capital of the Bank, as at 31st December 2004, was 3,000 million (2003: 3,000 million) ordinary shares of £1 each.

Preference shares
The authorised preference share capital of Barclays Bank PLC, at 31st December 2004, was 150 million (2003: 150 million) preference shares of US$0.01 each together with 1,000 preference shares of £1 each and 400,000 preference shares of €100 each.

The issued preference share capital of Barclays Bank PLC, at 31st December 2004, comprised 1,000 (2003: nil) preference shares of £1 each and 100,000 (2003: nil) preference shares of €100 each.

	2004	2003
	£m	£m

Called up share capital, allotted and fully paid
At beginning of year	2,302	2,293
Issued for cash	7	9

At end of year	2,309	2,302

Called up preference share capital, allotted and fully paid
At beginning of year	–	–
Issued for cash	7	–

At the end of year	7	–

Called up share capital	2,316	2,302

Sterling preference shares
1,000 sterling cumulative callable preference shares of £1 each (the ‘Sterling Preference Shares’) were issued on 31st December 2004 at nil premium.

The Sterling Preference Shares entitle the holders thereof to receive sterling cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a rate reset semi-annually equal to the sterling interbank offered rate for six-month sterling deposits.

Barclays Bank PLC shall be obliged to pay such dividends if (1) it has profits available for the purpose of distribution under the Companies Act 1985 as at each dividend payment date and (2) it is solvent on the relevant dividend payment date, provided that a capital regulations condition is satisfied on such dividend payment date. The dividends shall not be due and payable on the relevant dividend payment date except to the extent that Barclays Bank PLC could make such payment and still be solvent immediately thereafter. Barclays Bank PLC shall be considered solvent on any date if (i) it is able to pay its debts to senior creditors as they fall due and (ii) its auditors have reported within the previous six months that its assets exceed its liabilities.

Barclays PLC Annual Report 2004

(c) Called up share capital (continued)
If Barclays Bank PLC shall not pay, or shall pay only in part, a dividend for a period of seven days or more after the due date for payment, the holders of the Sterling Preference Shares may institute proceedings for the winding-up of Barclays Bank PLC. No remedy against Barclays Bank PLC shall be available to the holder of any Sterling Preference Shares for the recovery of amounts owing in respect of Sterling Preference Shares other than the institution of proceedings for the winding-up of Barclays Bank PLC and/or proving in such winding-up.

On a winding-up or other return of capital (other than a redemption or purchase by Barclays Bank PLC of any of its issued shares, or a reduction of share capital, permitted by the Articles of Barclays Bank PLC and under applicable law), the assets of Barclays Bank PLC available to shareholders shall be applied in priority to any payment to the holders of Ordinary Shares and any other class of shares in the capital of Barclays Bank PLC then in issue ranking junior to the Sterling Preference Shares on such a return of capital and pari passu on such a return of capital with the holders of any other class of shares in the capital of Barclays Bank PLC then in issue (other than any class of shares in the capital of Barclays Bank PLC then in issue ranking in priority to the Sterling Preference Shares on a winding-up or other such return of capital), in payment to the holders of the Sterling Preference Shares of a sum equal to the aggregate of: (1) an amount equal to the dividends accrued thereon for the then current dividend period (and any accumulated arrears thereof) to the date of the commencement of the winding-up or other such return of capital; and (2) an amount equal to £1 per Sterling Preference Share.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Sterling Preference Shares will have no right or claim to any of the remaining assets of Barclays Bank PLC and will not be entitled to any further participation in such return of capital.

The Sterling Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, subject to the Companies Act and its Articles.

Holders of the Sterling Preference Shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC.

Euro preference shares
100,000 euro 4.875% non-cumulative callable preference shares of €100 each (the ‘4.875% Preference Shares’) were issued on 8th December 2004 for a consideration of €993.6m (£688.4m), of which the nominal value was €10m and the balance was share premium.

The 4.875% Preference Shares entitle the holders thereof to receive euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.875% per annum until 15th December 2014, and thereafter quarterly at a rate reset quarterly equal to 1.05% per annum above the euro interbank offered rate for three-month euro deposits.

The 4.875% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th December 2014, and on each dividend payment date thereafter at €10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

No redemption or purchase of any 4.875% Preference Shares may be made by Barclays Bank PLC without the prior consent of the UK Financial Services Authority and any such redemption will be subject to the Companies Act and the Articles of Barclays Bank PLC.

On a winding-up of Barclays Bank PLC or other return of capital (other than a redemption or purchase of shares of Barclays Bank PLC, or a reduction of share capital), a holder of 4.875% Preference Shares will rank in the application of assets of Barclays Bank PLC available to shareholders (1) junior to the holder of any shares of Barclays Bank PLC in issue ranking in priority to the 4.875% Preference Shares, (2) equally in all respects with holders of other preference shares and any other shares of Barclays Bank PLC in issue ranking pari passu with the 4.875% Preference Share and (3) in priority to the holders of ordinary shares and any other shares of Barclays Bank PLC in issue ranking junior to the 4.875% Preference Shares.

The holders of the £400m 6% Callable Perpetual Core Tier One Notes and the US$1,000m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the ‘TONs’) and the holders of the US$1,250m 8.55% Step-up Callable Perpetual Reserve Capital Instruments, the US$750m 7.375% Step-up Callable Perpetual Reserve Capital Instruments and the €850m 7.50% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (together, the ‘RCIs’) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of preference shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of the 4.875% Preference Shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the 4.875% Preference Shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the 4.875% Preference Shares).

Subject to such ranking, in such event holders of the 4.875% Preference Shares will be entitled to receive out of assets of Barclays Bank PLC available for distributions to shareholders, liquidating distributions in the amount of €10,000 per 4.875% Preference Share plus an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding up or other such return of capital.

If a dividend is not paid in full on any 4.875% Preference Shares on any dividend payment date, then a dividend restriction shall apply. This dividend restriction will mean that neither Barclays Bank PLC nor Barclays PLC may (a) declare or pay a dividend (other than payment by Barclays PLC of a final dividend declared by its shareholders prior to the relevant dividend payment date, or a dividend paid by Barclays Bank PLC to Barclays PLC or to a wholly-owned subsidiary) on any of their respective ordinary shares, other preference shares or other share capital

Barclays Bank PLC data
Notes to the accounts

(c) Called up share capital (continued)
or (b) redeem, purchase, reduce or otherwise acquire any of their respective share capital, other than shares of Barclays Bank PLC held by Barclays PLC or a wholly-owned subsidiary, until the earlier of (1) the date on which Barclays Bank PLC next declares and pays in full a preference dividend and (2) the date on or by which all the 4.875% Preference Shares are redeemed in full or purchased by Barclays Bank PLC.

Holders of the 4.875% Preference Shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC.

Barclays Bank PLC is not permitted to create a class of shares ranking as regards participation in the profits or assets of Barclays Bank PLC in priority to the 4.875% Preference Shares, save with the sanction of a special resolution of a separate general meeting of the holders of the 4.875% Preference Shares (requiring a majority of not less than three-fourths of the holders of the 4.875% Preference Shares voting at the separate general meeting), or with the consent in writing of the holders of three-fourths of the 4.875% Preference Shares.

Except as described above, the holders of the 4.875% Preference Shares have no right to participate in the surplus assets of Barclays Bank PLC.

(d) Dividends

	2004	2003	2002
	£m	£m	£m

On ordinary shares
Interim dividends	1,270	697	1,010
Final dividend	977	883	788

	2,247	1,580	1,798

These dividends are paid to enable Barclays PLC to fund its dividends to its shareholders and, in 2004, to fund the repurchase by Barclays PLC of ordinary share capital at a total cost of £699m (2003: total cost of £204m), and to fund £1m (2003: £36m) for the QUEST (see page 122).

(e) Reconciliation of operating profit to net cash flow from operating activities

	2004	2003	2002
	£m	£m	£m

Net cash inflow/(outflow) from operating activities of Barclays PLC (see Note 39)	6,089	(2,290)	6,747
Increase/(decrease) in balance due by Barclays Bank PLC to Barclays PLC	33	(89)	56

Net cash inflow/(outflow) from operating activities of Barclays Bank PLC	6,122	(2,379)	6,803

The detailed movements disclosed in Note 39 differ for Barclays Bank PLC in the following respects; net increase in debt securities and equity shares by £11m (2003: £8m), dividends paid to own shares of £9m (2003: £nil) and other non-cash movements by £(2)m (2003: £(8)m).

(f) Changes in financing during the year
The following table takes account of the Group’s contribution to the Employee Share Option Plan (ESOP) of £54m.

	Non-	Undated	Dated
	recourse	loan	loan	Ordinary	Preference	Share	Minority
	financing	capital	capital	shares	Shares	premium	interests
	£m	£m	£m	£m	£m	£m	£m

Barclays Bank PLC
At beginning of year	4,513	6,310	6,029	2,302	–	5,743	283
Exchange rate and other movements	–	(161)	44	–	–	–	(124)
Net cash inflow from financing	4,264	–	55	7	7	788	52

At end of year	8,777	6,149	6,128	2,309	7	6,531	211

(g) Segmental analysis

	2004		2003		2002
	£m	%	£m	%	£m	%

By geographical segments(a)
Attributable profit
UK	2,407	73	1,886	69	2,023	90
Other European Union	469	15	547	20	284	13
United States	143	4	179	6	(161)	(7)
Rest of the World	260	8	132	5	82	4

	3,279	100	2,744	100	2,228	100

Note
(a)	For the basis of the geographical analysis, see Analyses by geographical segments and classes of business on page 176.

Barclays PLC Annual Report 2004

(h) Differences between UK and US accounting principles – Barclays Bank PLC
The following table summarises the significant adjustments to consolidated attributable profit (net income under US GAAP) and shareholders’ funds (shareholders’ equity under US GAAP) which would result from the application of US GAAP instead of UK GAAP.

	2004	2003	2002
	£m	£m	£m

Net income (US GAAP) of Barclays PLC Group (from page 190)	3,032	1,740	2,476
Preference share dividends and other appropriations of Barclays Bank PLC	96	102	104
Share compensation charge in Barclays Bank PLC
shown as reserve movement in Barclays PLC	–	–	(2)
Other income in Barclays Bank PLC recorded as reduction in dividend in
Barclays PLC	9	–	–

Net income (US GAAP) of Barclays Bank PLC Group	3,137	1,842	2,578

			2004	2003
	Note		£m	£m

Shareholders’ funds (UK GAAP) of Barclays Bank PLC Group			18,271	16,485
Goodwill	(a	)	812	570
Intangible assets	(b	)	(452)	(315)
Pensions	(c	)	(1,249)	(988)
Post-retirement benefits	(c	)	(11)	(23)
Leasing – lessor			(25)	(145)
Compensation arrangements	(e	)	45	(1)
Shareholders’ interest in the long-term assurance fund	(f	)	(621)	(555)
Extinguishment of liabilities			(326)	(294)
Revaluation of property	(i	)	(212)	(224)
Internal use software	(m	)	20	67
Derivatives	(o	)	(78)	341
Fair value on securities	(h	)	491	876
Dividend payable			971	883
Loan origination			(89)	(23)
Consolidation			8	–
Securitisations	(q	)	151	130
Guarantees	(t	)	(17)	(8)
Revenue recognition			(180)	–
Reserve Capital Instruments			1,612	1,705
Tax effect on the above UK/US GAAP reconciling items			473	165

Shareholders’ equity (US GAAP) of Barclays Bank PLC Group			19,594	18,646

	2004	2003
	£m	£m

Total assets (US GAAP) of Barclays PLC Group (from page 191)	654,580	541,969
Shares in Barclays PLC	119	111

	654,699	542,080

The Notes refer to those parts of Note 52 on pages 191 to 208.

Barclays Bank PLC data
Financial data

	2004	2003	2002	2001	2000
Selected financial statistics	%	%	%	%	%

Attributable profit as a percentage of:
average total assets(a)	0.5	0.6	0.5	0.6	0.8
average shareholders’ funds	19.2	17.0	14.7	17.3	24.6
Average shareholders’ funds as a
percentage of average total assets(a)	2.7	3.3	3.5	3.7	3.3

Selected profit and loss account data	£m	£m	£m	£m	£m

Interest receivable	13,665	12,427	12,044	13,458	11,788
Interest payable	(6,823)	(5,823)	(5,839)	(7,492)	(6,682)
Profit on redemption/repurchase of loan capital	–	–	–	–	2
Non-interest income	7,112	5,807	5,122	5,176	4,386
Operating expenses	(8,350)	(7,253)	(6,626)	(6,556)	(5,492)
Provisions – bad and doubtful debts	(1,091)	(1,347)	(1,484)	(1,149)	(817)
– contingent liabilities and commitments	(2)	1	(1)	(1)	1
(Loss)/profit from joint ventures	(3)	1	(5)	(1)	(1)
Profit/(loss) from associated undertakings	59	28	(5)	(8)	(7)
Exceptional items	45	4	(3)	(4)	214
Profit before tax	4,612	3,845	3,203	3,423	3,392
Profit attributable to members of BB Plc	3,279	2,744	2,228	2,449	2,469

Selected balance sheet data	£m	£m	£m	£m	£m

Shareholders’ funds – equity	17,581	16,485	15,205	14,485	13,183
– non-equity	690	–	–	–	–
Dated and undated loan capital	12,277	12,339	11,537	9,987	7,720
Deposits by banks, customer accounts, debt securities in issue and items in course of collection	397,753	329,815	304,817	273,073	240,607
Loans and advances to banks and customers	330,077	288,743	260,572	228,382	198,536
Total assets	522,253	443,373	403,066	356,612	316,186

Note
(a)	For the purposes of this summary, the retail life-fund assets attributable to policyholders have been excluded from average total assets.

Barclays PLC Annual Report 2004

US GAAP financial data

US GAAP Financial Data
The following financial information has been adjusted from data prepared under UK GAAP to reflect significant differences from accounting principles generally accepted in the US (US GAAP). See Note 52 for an explanation of these differences.

Selected financial statistics

	2004(a)	2004	2003	2002	2001	2000
	¢	p	p	p	p	p

Barclays PLC Group
Earnings per 25p ordinary share	91.2	47.5	26.8	37.4	40.5	36.3
Dividends per 25p ordinary share	41.7	21.7	19.1	17.3	15.3	13.1
Book value per 25p ordinary share	511	266	260	242	246	196

		%	%	%	%	%
Net income as a percentage of:
average total assets		0.45	0.33	0.52	0.60	0.62
average shareholders’ equity		18.02	10.57	16.57	19.00	22.72
Dividends as a percentage of net income		46.54	71.49	44.67	37.63	35.49
Average shareholders’ equity as a percentage of average total assets		2.51	3.16	3.12	3.16	2.75

Barclays Bank PLC Group
Net income as a percentage of:
average total assets		0.47	0.35	0.54	0.62	0.64
average shareholders’ equity		17.16	10.08	15.60	17.73	21.37
Average shareholders’ equity as a percentage of average total assets		2.73	3.50	3.44	3.52	3.00

Selected financial statement data

	2004(a)	2004	2003	2002	2001	2000
	$m	£m	£m	£m	£m	£m

Net income:(b)
Barclays PLC Group	5,821	3,032	1,740	2,476	2,695	2,195
Barclays Bank PLC Group	6,023	3,137	1,842	2,578	2,795	2,252
Shareholders’ equity:(b)
Barclays PLC Group	32,550	16,953	16,830	16,015	14,813	13,029
Barclays Bank PLC Group	37,620	19,594	18,646	17,846	16,645	14,513
Total assets:(b)
Barclays PLC Group	1,256,794	654,580	541,969	491,466	413,580	368,980
Barclays Bank PLC Group	1,257,022	654,699	542,080	491,586	413,586	368,985

Notes
(a)	The Dollar financial information has been translated for convenience at the rate of US$1.92 to £1, the noon buying rate for cable transfers in New York City, payable in pounds Sterling, at 31st December 2004.

(b)	Net income and shareholders’ equity have been adjusted to reflect significant differences between UK and US GAAP, as shown on pages 223 and 224 to the accounts. Total assets have been adjusted to reflect such differences together with adjustments set out in footnotes (s) and (y) to Note 52.

Reconciliation of economic profit

Reconciliation of economic profit
Economic profit for 2004 was £1.9bn. The cumulative total of £5.3bn was generated for the preceding goal period, 2000-2003.

For the new goal period cycle, 2004-2007, the first year of the new goal cycle generated economic profit of £1.9bn.

The 2000-2004 breakdown of economic profit performance is shown below and its reconciliation to profit after tax and minority interests.

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Profit after tax and minority interests	3,268	2,744	2,230	2,446	2,445
Goodwill amortisation	299	265	254	229	51
Tax credit on goodwill	(11)	(7)	(5)	(5)	–
Goodwill relating to associated undertakings	7	7	1	–	–
Goodwill on disposals	–	–	10	–	–
Profit after tax and minority interests excluding goodwill amortisation	3,563	3,009	2,490	2,670	2,496
Gain/(loss) on disposal recognised in the statement of total recognised gains and losses	13	(4)	206	–	–

	3,576	3,005	2,696	2,670	2,496
Average shareholders’ funds including average historical goodwill	18,237	17,019	15,800	14,514	10,117
Post-tax cost of equity	9.5%	9.5%	9.5%	10.5%	11.0%
Cost of average shareholders’ funds including average historical goodwill	(1,691)	(1,575)	(1,458)	(1,441)	(1,094)

Economic profit	1,885	1,430	1,238	1,229	1,402

The difference between the average shareholders’ funds (excluding minority interests) and that reported above represents cumulative goodwill amortisation charged and goodwill previously written off to reserves.

The cost of average shareholders’ funds includes a charge for purchased goodwill. A post-tax cost of equity of 8.5% has been used for goodwill associated with the acquisition of Woolwich plc. A post-tax cost of equity of 9.5% (2003: 9.5%, 2002: 9.5%, 2001: 10.5%) has been used for all other goodwill.

Barclays PLC Annual Report 2004

Shareholder information

Dividends on the ordinary shares of Barclays PLC

Barclays PLC has paid dividends on its ordinary shares every year without interruption since its incorporation in 1896.

The dividends declared for each of the last five years were:

Pence per 25p ordinary share

	2004	2003	2002	2001	2000

Interim	8.25	7.05	6.35	5.75	5.00
Final	15.75	13.45	12.00	10.88	9.50

	24.00	20.50	18.35	16.63	14.50

US Dollars per 25p ordinary share

	2004	2003	2002	2001	2000

Interim	0.15	0.12	0.10	0.08	0.07
Final	0.30	0.24	0.19	0.16	0.13

	0.45	0.36	0.29	0.24	0.20

The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:

US Dollars per American Depositary Share

	2004	2003	2002	2001	2000

Interim	0.60	0.48	0.40	0.34	0.29
Final	1.21	0.95	0.76	0.64	0.54

	1.81	1.43	1.16	0.98	0.83

Dividends expressed in Dollars are translated at the noon buying rates in New York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) for the days on which dividends are paid, except for the 2004 final dividend, payable in the UK on 29th April 2005, which is translated at noon buying rate applicable on 28th February 2005. No representation is made that pounds Sterling amounts have been, or could have been, or could be, converted into Dollars at these rates.

Shareholder information

Trading Market for Ordinary Shares of Barclays PLC

The nominal capital of Barclays PLC is divided into 9,996,000,000 ordinary shares of 25p each (ordinary shares) and 1,000,000 staff shares of £1 each (staff shares). At the close of business on 31st December 2004, 6,453,561,180 25p ordinary shares and 875,000 staff shares were outstanding.

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary share listings were also obtained on the Tokyo Stock Exchange with effect from 1st August 1986 and the New York Stock Exchange (NYSE) with effect from 9th September 1986.

Trading on the NYSE is in the form of ADSs under the symbol ‘BCS’. Each ADS represents four 25p ordinary shares and is evidenced by an American Depositary Receipt (ADR). The ADR depositary is The Bank of New York. Details of trading activity are published in the stock tables of leading daily newspapers in the US.

There were 144 ADR holders and 1,224 recorded holders of ordinary shares with US addresses at 31st December 2004, whose shareholdings represented approximately 2.21% of total outstanding ordinary shares on that date. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

The following table shows the high and low sales prices for the ordinary shares of 25p during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange and the high and low sale prices for ADSs as reported on the NYSE composite tape.

			American
	25p ordinary shares		Depositary Shares
	High	Low	High	Low
	p	p	US$	US$

2005
By month:
January	604	574	45.97	43.33
February	614	565	47.00	43.74

2004
By month:
December	586	545	45.99	42.15
November	577	540	43.15	39.52
October	572	532	41.72	39.04
September	545	520	39.59	37.38
August	524	460	38.81	33.52
July	468	443	35.05	32.78

By quarter:
Fourth quarter	586	532	45.99	39.04
Third quarter	545	443	39.59	32.78
Second quarter	514	470	37.78	34.49
First quarter	536	473	39.88	34.94

2003
Fourth quarter	527	476	36.57	32.04
Third quarter	503	436	33.24	28.28
Second quarter	475	373	32.37	23.34
First quarter	397	311	25.87	20.30

2004	586	443	45.99	32.78
2003	527	311	36.57	20.30
2002	624	355	38.00	21.37
2001	582	379	34.12	22.25
2000	528	334	32.19	22.72

This section incorporates information on the prices at which securities of Barclays PLC and Barclays Bank PLC have traded. It is emphasised that past performance cannot be relied upon as a guide to future performance.

Barclays PLC Annual Report 2004

Shareholdings at 31st December 2004(a)

				Shares held
				as a
	Shareholders			percentage
		Percentage	Number of	of issued
		of total	shares held	ordinary
	Number	holders	(millions)	shares

Classification of shareholders
Personal holders	822,286	97.59	767.1	11.89
Banks and nominees	18,069	2.14	5,493.0	85.11
Other companies	2,119	0.25	136.9	2.12
Insurance companies	18	0.01	23.3	0.36
Pensions funds	40	0.01	33.3	0.52

Totals	842,532	100.00	6,453.6	100.00

Shareholding range
1 – 100	26,632	3.16	1.3	0.02
101 – 250	337,130	40.01	71.7	1.11
251 – 500	234,947	27.89	83.1	1.29
501 – 1,000	113,350	13.45	79.3	1.23
1,001 – 5,000	97,277	11.55	196.6	3.05
5,001 – 10,000	17,274	2.05	121.9	1.89
10,001 – 25,000	10,664	1.27	161.5	2.50
25,001 – 50,000	2,689	0.32	92.3	1.43
50,001 and over	2,569	0.30	5,645.9	87.48

Totals	842,532	100.00	6,453.6	100.00

United States holdings	1,224	0.15	1.9	0.03

Note
(a)	These figures include Barclays Sharestore members.

Shareholder information

Memorandum and Articles of Association
The Company was incorporated in England and Wales on 20th July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares and was re-registered in 1982 as a public limited company under the Companies Acts 1948 to 1980. The Company is registered under company number 48839. The Company was re-registered as Barclays PLC on 1st January 1985.

The objects of the Company are set out in full in clause 4 of its Memorandum of Association which provides, among other things, that the Company’s objects are to carry on business as an investment and holding company in all its aspects.

Directors
A Director may not vote or count towards the quorum on any resolution concerning any proposal in which he (or any person connected with him) has a material interest (other than by virtue of his interest in securities of the Company) or if he has a duty which conflicts or may conflict with the interests of the Company, unless the resolution relates to any proposal:

(i) to indemnify a Director in respect of any obligation incurred for the benefit of the Company (or any other member of the Group);

(ii) to indemnify a third party in respect of any obligation for which the Director has personally assumed responsibility;

(iii) to indemnify a Director for any liability which he may incur in the performance of his duties or to obtain insurance against such a liability;

(iv) involving the acquisition by a Director of any securities of the Company pursuant to an offer to existing holders of securities or to the public;

(v) that the Director underwrite any issue of securities of the Company (or any of its subsidiaries);

(vi) concerning any other company in which the Director is interested as an officer or creditor or shareholder, but only if he owns less than 1% of either the issued equity share capital or of the voting rights of that company;

(vii) concerning any superannuation fund or retirement, death or disability benefits scheme or employees’ share scheme, so long as any such fund or scheme does not give additional advantages to the Directors which are not granted to the employees who are in the fund or scheme; and

(viii) concerning any other arrangement for the benefit of employees of the Company or any other member of the Group under which the Director benefits in a similar manner to the employees concerned and which does not give the Director any advantage which the employees to whom the arrangement relates would not receive.

A Director may not vote or be counted in the quorum on any resolution which concerns his own employment with the Company or any other company in which the Company is interested.

The Directors may exercise all the powers of the Company to borrow money.

A Director must retire from office at the conclusion of the first AGM after he reaches the age of 70. He is however, eligible to stand for re-election at that meeting.

A Director is required to hold an interest in ordinary shares having a nominal value of at least £500. A Director may act before acquiring those shares but must acquire the qualification shares within two months from his or her appointment.

At each AGM one-third of the Directors for the time being (rounded down if necessary) are required to retire from office.

Classes of share
The Company has two classes of shares, ordinary shares and staff shares, to which the provisions set out below apply.

(a) Dividends
Under English law, dividends are payable on the Company’s ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act 1985. The Company in general meeting may declare dividends by ordinary resolution, but such dividend may not exceed the amount recommended by the Directors. The Directors may pay interim or final dividends if it appears they are justified by the Company’s financial position.

The profits which are resolved to be distributed in respect of any financial period are applied first in payment of a fixed dividend of 20% per annum on the staff shares and then in payment of dividends on the ordinary shares.

If a dividend is not claimed after 12 years of it becoming payable, it is forfeited and reverts to the Company.

The Directors may, with the approval of an ordinary resolution of the Company, offer shareholders the right to choose to receive an allotment of new ordinary shares credited as fully paid instead of cash in respect of all or part of any dividend.

(b) Voting
Every member who is present in person or represented at any general meeting of the Company and who is entitled to vote has one vote on a show of hands. On a poll, every member who is present or represented has one vote for every share held.

If any sum remains unpaid in relation to a member’s shareholding, that member is not entitled to vote that share unless the Board otherwise determines.

If any member, or any other person appearing to be interested in any shares in the Company, is served with a notice under Section 212 of the Companies Act 1985 and does not supply the Company with the information required in the notice, then the Board, in its absolute discretion, may direct that that member shall not be entitled to attend or vote at any meeting of the Company.

(c) Liquidation
In the event of any return of capital on liquidation the ordinary shares and the staff shares rank equally in proportion to the amounts paid up or credited as paid up on the shares of each class, except that in the event of a winding up of the Company the holders of the staff shares are only entitled to participate in the surplus assets available for distribution up to the amount paid up on the staff shares plus 10%.

Barclays PLC Annual Report 2004

(d) Redemption provisions
Subject to the Companies Act 1985, any share may be issued on terms that it is, at the option of the Company or the holder of such share, redeemable. The Company has no redeemable shares in issue.

(e) Calls on capital
The Directors may make calls upon the members in respect of any monies unpaid on their shares. A person upon whom a call is made remains liable even if the shares in respect of which the call is made have been transferred.

(f) Variation of rights
The rights attached to any class of shares may be varied with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

Annual and extraordinary general meetings
The Company is required to hold a general meeting each year as its AGM in addition to other meetings (called extraordinary general meetings) as the Directors think fit. The type of the meeting will be specified in the notice calling it. Not more than 15 months may elapse between the date of one AGM and the next.

In the case of an AGM or a meeting for the passing of a special resolution (requiring the consent of a 75% majority) 21 clear days’ notice is required. In other cases 14 clear days’ notice is required. The notice must specify the place, the day and the hour of the meeting, and the general nature of the business to be transacted.

Subject as noted in (b) above, all shareholders are entitled to attend and vote at general meetings. The articles of association do, however, provide that arrangements may be made for simultaneous attendance at a general meeting at a place other than that specified in the notice of meeting, in which case some shareholders may be excluded from the specified place.

Limitations on foreign shareholders
There are no limitations imposed by English law or the Company’s memorandum or articles of association on the right of non-residents or foreign persons to hold or vote the Company’s ordinary shares other than the limitations that would generally apply to all of the Company’s shareholders.

Taxation
The following is a summary of the principal tax consequences for holders of ordinary shares of Barclays PLC, preference shares of the Bank, ADSs representing such ordinary shares or preference shares, who are citizens or residents of the UK or US, or otherwise who are subject to UK tax or US federal income tax on a net income basis in respect of such securities, that own the shares or ADSs as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential tax consequences for such holders, and it does not discuss the tax consequences of members of special classes of holders subject to special rules or holders that, directly or indirectly, hold 10% or more of Barclays voting stock. Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty, as defined below.

A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes (i) a citizen or resident of the US, (ii) a US domestic corporation, (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

Unless otherwise noted, the statements of tax laws set out below are based on the tax laws of the UK in force as at 28th February 2005 and are subject to any subsequent changes in UK law, in particular any announcements made in the Chancellor’s UK Budget on 16th March 2005. This section is also based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions (the Code), and on the Double Taxation Convention between the UK and the US as entered into force in March 2003 (the Treaty), all of which are subject to change, possibly on a retroactive basis.

This section is based in part upon the representations of the ADR Depositary and the assumption that each obligation of the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of the Treaty, the estate and gift tax convention (the Estate Tax Convention) and for the purposes of the Code, the holders of ADRs evidencing ADSs will be treated as owners of the underlying ordinary shares or preference shares, as the case may be. Generally, exchanges of shares for ADRs, and ADRs for shares, will not be subject to US federal income tax or to UK tax, other than stamp duty or stamp duty reserve tax, as described overleaf.

Shareholder information

Taxation of UK holders
Taxation of dividends
In accordance with UK law, Barclays PLC and the Bank pay dividends on ordinary shares and preference shares without any deduction or withholding tax in respect of any taxes imposed by the UK government or any UK taxing authority.

If the shareholder is a UK resident individual liable to income tax only at the basic rate or the lower rate, then there will be no further tax liability in respect of the dividend received. If, however, the individual shareholder is subject to income tax at the higher rate (currently 40%), there will be a further liability to tax. Higher rate taxpayers are taxable on dividend income at a special rate of (currently 32.5%) against which can be offset a tax credit of one-ninth of the dividend paid. Tax credits are no longer repayable to shareholders with no tax liability.

Taxation of shares under the Dividend Reinvestment Plan
Where a shareholder elects to purchase shares using their cash dividend, the individual will be liable for income tax on dividends reinvested in the Plan on the same basis as if they had received the cash and arranged the investment themselves. They should accordingly include the dividend received in their annual tax return in the normal way. The tax consequences for a UK individual are the same as described in ‘Taxation of dividends’ above.

Taxation of capital gains
Where shares are disposed of by open market sale, a capital gain may result if the disposal proceeds exceed the sum of the base cost of the shares sold and any other allowable deductions such as share dealing costs, indexation relief (up to 5th April 1998) and taper relief (generally on shares held at 16th March 1998 and subsequent acquisitions). To arrive at the total base cost of any Barclays PLC shares held, the amount subscribed for rights taken up in 1985 and 1988 must be added to the cost of all other shares held. For this purpose, current legislation permits the market valuation at 31st March 1982 to be substituted for the original cost of shares purchased before that date.

The calculations required to compute chargeable capital gains, particularly taper and indexation reliefs, may be complex. Capital gains may also arise from the gifting of shares to connected parties such as relatives (although not spouses) and family trusts. Shareholders are advised to consult their personal financial adviser if further information regarding a possible tax liability in respect of their holdings of Barclays PLC shares is required.

Stamp duty
On the purchase of shares, stamp duty or stamp duty reserve tax at the rate of 0.5% is normally payable on the purchase price of the shares.

Inheritance tax
An individual may be liable to inheritance tax on the transfer of ordinary shares or preference shares. Where an individual is liable, inheritance tax may be charged on the amount by which the value of his or her estate is reduced as a result of any transfer by way of gift or other gratuitous transaction made by them or treated as made by them.

Taxation of US holders
Taxation of dividends
A US holder is subject to US federal income taxation on the gross amount of any dividend paid by Barclays out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in taxable years beginning before 1st January 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the holder has a holding period of the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by Barclays with respect to the shares or ADSs will generally be qualified dividend income.

A US holder will not be subject to UK withholding tax. The US holder will include in gross income for US federal income tax purposes the amount of the dividend actually received from Barclays.

Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the US, and will generally be ‘passive income’ or ‘financial services income,’ which is treated separately from other types of income for the purposes of computing any allowable foreign tax credit.

The amount of the dividend distribution will be the US Dollar value of the pound Sterling payments made, determined at the spot Pound Sterling/US Dollar rate on the date the dividend distribution is includable in income, regardless of whether the payment is in fact converted into US Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into US Dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the US.

Distributions in excess of Barclays current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain.

Taxation of capital gains
Generally, US holders will not be subject to UK tax, but will be subject to US tax on capital gains realised on the sale or other disposition of ordinary shares, preference shares or ADSs. Capital gain of a non-corporate US holder that is recognised before 1st January 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period of greater than one year.

Taxation of premium on redemption or purchase of shares
No refund of tax will be available under the Treaty in respect of any premium paid on a redemption of preference shares by the Bank or on a purchase by Barclays PLC of its own shares. For US tax purposes, redemption premium generally will be treated as an additional amount realised in the calculation of gain or loss.

Barclays PLC Annual Report 2004

Stamp duty
No UK stamp duty is payable on the transfer of an ADS, provided that the separate instrument of transfer is not executed in, and remains at all times outside, the UK.

Estate and gift tax
Under the Estate Tax Convention, a US holder generally is not subject to UK inheritance tax.

Exchange Controls and Other Limitations Affecting Security Holders
Other than certain emergency restrictions which may be in force from time to time, there are currently no UK laws, decrees or regulations which would restrict the transfer of capital or remittance of dividends, interest and other payments to holders of Barclays securities who are not residents of the UK. There are also no restrictions under the Articles of Association of either Barclays PLC or the Bank, or under current UK laws, which limit the right of non-resident or foreign owners, to hold Barclays securities or, when entitled to vote, to do so.

Documents on Display
It is possible to read and copy documents that have been filed by Barclays PLC and Barclays Bank PLC with the US-Securities and Exchange Commission at the US Securities and Exchange Commission’s public reference room located at 450 5th Street, NW, Washington, DC20549. Please call the US Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the US Securities and Exchange Commission are also available to the public from commercial document retrieval services, and in the website maintained by the SEC at www.sec.gov.

Shareholder Enquiries
Investors who have any questions about their investment in Barclays, or about Barclays in general, may write to the Director, Investor Relations at our Head office as follows:

Director, Investor Relations
Barclays PLC
54 Lombard Street
London EC3P 3AH

or, in the United States of America,

The Corporate Communications Department
Barclays Bank PLC
222 Broadway
New York, NY 10038, USA

Registered and Head office:
54 Lombard Street
London
EC3P 3AH
Tel: +44 (0) 20 7699 5000

Please note that from 31st May 2005, the registered and head office will move to:
1 Churchill Place
London
E14 5HP
Tel: +44 (0) 20 7116 1000

Registrar:
The Registrar to Barclays PLC
The Causeway
Worthing
BN99 6DA
Tel: 0870 609 4535
E-mail: questions@share-registers.co.uk

ADR Depositary:
The Bank of New York
PO Box 11258
Church Street Station
New York
NY 10286-1258
Tel: 1-888-BNY-ADRS (toll-free for US domestic callers)
or +1 610 382 7836
E-mail: shareowner-svcs@bankofny.com

Group senior management and principal offices

Group Senior Management and Principal Offices

Barclays PLC and Barclays Bank PLC
54 Lombard Street*
London
EC3P 3AH
Tel: +44 (0) 20 7699 5000

Matthew W Barrett Chairman
John Varley Group Chief Executive

Group Executive Committee
John Varley Group Chief Executive
Naguib Kheraj Group Finance Director
Paul Idzik Chief Operating Officer
Roger Davis Chief Executive, UK Banking
Robert E Diamond Jr Chief Executive, Barclays Capital, Chairman, Barclays Global Investors
and Chief Executive, Private Clients
Gary Hoffman Chief Executive, Barclaycard
David Roberts Chief Executive, International Retail and Commercial Banking

Central Support
54 Lombard Street
London
EC3P 3AH
Tel: +44 (0) 20 7699 5000

Leigh Bruce Communications Director
Mark Carawan Internal Audit Director
Mike Davis Public Policy Director
Heather Devine Tax Director
Lawrence Dickinson Company Secretary
Peter Goshawk Treasurer
Mark Harding General Counsel
Brian Harte Head of Compliance
Robert Le Blanc Risk Director
Ian Menzies-Conacher Senior Tax Adviser
Mark Merson Financial Controller
Cathy Turner Director, Investor Relations
Colin Walklin Director of Finance
David Weymouth Corporate Responsibility Director

UK Banking
54 Lombard Street
London
EC3P 3AH
Tel: +44 (0) 20 7699 5000

Roger Davis Chief Executive
Wai Au Chief Operating Officer
Alistair Camp Managing Director, Medium Business and Agriculture
Angus Grant Finance Director
Peter Harvey Managing Director, Larger Business
Jim Hytner Group Brand and UK Banking Marketing Director
Frederic Nze Managing Director, Products
Mike Rogers Managing Director, Personal
and Small Business Customers
Andy Simmonds Risk Director
Rachael Yates Human Resources Director

International Retail and Commercial Banking
Murray House
1 Royal Mint Court
London
EC3N 4HH
Tel: +44 (0) 20 7977 7000

David Roberts Chief Executive
John Eaton Chief Operating Officer
Jon Anderson Finance Director
Robert East Risk Director
Allan Fielder Human Resources Director
Dominic Bruynseels Chief Executive, Africa
and Middle East
Jacobo González-Robatto Chief Executive, Southern Europe
Pascal Roché Managing Director and
Country Manager, France

Private Clients
Robert E Diamond Jr Chief Executive
Ray Greenshields Managing Director, Wealth Solutions
Mike Pedersen Managing Director,
International and Private Banking
Richard Ricci Chief Operating Officer

Barclaycard
1234 Pavilion Drive
Northampton
NN4 7SG
Tel: +44 (0) 1604 234 234

Gary Hoffman Chief Executive
Keith Coulter Managing Director, UK Consumer Cards and Loans
Richard Davies Acting Managing Director, Barclaycard Partnerships
Mark Evans Chief Operating Officer,
UK Consumer
Peter Herbert Managing Director, Barclaycard International
Gerald Kitchen Acting Managing Director, Barclaycard Business
Dale Roskom Director, UK Consumer
Credit Risk
Richard Sommers Finance Director
Sue Turner Human Resources Director

Juniper Financial Corporation
100 S. West Street
Wilmington
Delaware 19801
Tel: +1 302 255 8100

Richard Vague Chief Executive
Jim Stewart President

* With effect from 31st May 2005
our registered office will be:
1 Churchill Place
London
E14 5HP
Tel: +44 (0) 20 7116 1000

Barclays PLC Annual Report 2004

Barclays Capital
5 The North Colonnade,
Canary Wharf
London E14 4BB
Tel: +44 (0) 20 7623 2323

Robert E Diamond Jr Chief Executive
Patrick Clackson Chief Financial Officer
Richard Ricci Chief Operating Officer
Hans-Joerg Rudloff Chairman
Jerry del Missier Head of Rates and Private Equity, Regional Head of Europe
Roger Jenkins Head of Structured Capital Markets
Thomas L Kalaris Head of Distribution and Research and Chief Executive, Americas
Grant Kvalheim Head of Investment Banking and Credit Products
Robert Morrice Chairman and Chief Executive, Asia Pacific

Barclays Global Investors
45 Fremont Street
San Francisco
CA 94105 USA
Tel: +1 415 597 2000

Robert E Diamond Jr Chairman
Blake Grossman Global Co-Chief Executive
Andrew Skirton Global Co-Chief Executive
Richard Ricci Chief Operating Officer
Frank Ryan Chief Financial Officer
Lindsay Tomlinson Vice-Chairman, Europe

Barclays Bank PLC and Barclays Capital, Australia
Suite 1, Level 24
400 George Street
Sydney, NSW 2000
Australia
Tel: +61 2 9220 6000

Nicholas Johnson Chief Executive Officer, Australia

Barclays Bank of Botswana Limited,
Botswana
PO Box 478
Gaborone
Botswana
Tel: +267 395 2041

Thulisizwe Johnson Country Managing Director

Barclays Bank Egypt SAE
PO Box 110
Maglis EL Shaab
Cairo
Egypt
Tel: +20 2 366 2600

Colin Plowman Country Managing Director

Barclays Bank PLC, France
32 avenue George V
75008
Paris
France
Tel: +33 1 55 78 78 78

Pascal Roché Managing Director and Country Manager, France

Barclays Capital, France
21 Boulevard de la Madeleine
75038 Paris
Cedex 01
France
Tel: +33 1 44 58 32 32

Jean Barbizet Managing Director

Barclays Bank PLC and Barclays Capital, Germany
Bockenheimer Landstrasse 38-40
60323, Frankfurt am Main
Germany
Tel: +49 69 71 61 00

Dr Rainer Stephan Chairman of the Barclays Capital Board in Germany

Barclays Bank of Ghana Limited, Ghana
PO Box 2949
Accra
Ghana
Tel: +233 21 664 901-4

Margaret Mwanakatwe Country Managing Director

Barclays Bank PLC, Gibraltar
1st Floor, Regal House
3 Queensway
PO Box 187
Gibraltar
Tel: +350 78565

Tim Streatfeild-James Country Director

Barclays Bank PLC, Hong Kong and Barclays Capital Asia Limited
42nd Floor, Citibank Tower
3 Garden Road
Hong Kong
Tel: +852 2903 2000

Robert Morrice Chairman and Chief Executive, Asia Pacific

Barclays Bank PLC and Barclays Capital Securities Limited, India
21/23 Maker Chambers VI,
Nariman Point
Mumbai 400 021
India
Tel: +91 22 5638 7100

Mani Subramanian Co-Chief Executive Officer, India
Madan Menon Co-Chief Executive Officer, India

Barclays Bank PLC, Dublin, Ireland
47/48 St. Stephen’s Green
Dublin 2
Republic of Ireland
Tel: +353 1 6611777

Tom McAleese Managing Director, Ireland and Country Manager

Barclays Private Clients International Limited, Isle of Man
Eagle Court
25 Circular Road
Douglas
Isle of Man
IM99 1RH
Tel: +44 (0) 1624 684444

Tim Parkes Managing Director

Barclays Bank PLC and Barclays Capital, Italy
Via della Moscova 18
20121 Milan
Italy
Tel: +39 02 63 721

Hugh Malim Country Head, Italy
Colin Vincent Managing Director,
Banca Woolwich

Group senior management and principal offices

Barclays Bank PLC and Barclays Capital Limited, Japan
15F Urbannet Otemachi Building
2-2-2 Otemachi
Chiyoda-Ku
Tokyo 100-0004
Japan
Tel: +81 3 3276 1100

Jeffrey Deck Country Head, Japan and Chief Operating Officer, Asia Pacific

Barclays Private Bank and Trust Limited, Jersey
39/41 Broad Street
St. Helier
Jersey
JE4 8PU
Tel: +44 (0) 1534 873741

Leslie W Cunliffe Managing Director

Barclays Bank of Kenya Limited, Kenya
PO Box 30120
Nairobi
Kenya
Email: barclays.kenya@barclays.com

Adan Mohamed Country Managing Director

Barclays Bank PLC and Barclays Capital Securities Limited, Korea
Seoul Representative Office
23rd Floor, Seoul Finance Center
84 Tapeyungro 1-ga
Chung-gu
Seoul 100-768
Korea
Tel: +82 2 2126 2600

Jin Sool Joo Country Manager, Korea

Barclays Bank PLC Mauritius, Mauritius
8th Floor, Harbour Front Building
President J Kennedy Street
Port Louis
Mauritius
Tel: +230 208 9070

Kamal Taposeea Country Managing Director

Barclays Bank PLC, Portugal
Avenida da Republica
50-3rd Floor
1050-196 Lisbon
Portugal
Tel: +351 21 7911100

Rui Semedo Country Manager

Barclays Bank (Seychelles) Limited,
Seychelles
PO Box 167
Independence Avenue
Victoria
Mahe
Seychelles
Tel: +248 383 838

Frank Hoareau Country Managing Director

Barclays Bank PLC and Barclays Capital, Singapore
23 Church Street
13-08 Capital Square
Singapore 049 481
Tel: +65 6 395 3000

Quek Suan Kiat Chief Operating Officer and Country Manager

Barclays Bank PLC and Barclays Capital, South Africa
8 Rivonia Road
Illovo 2196
Johannesburg
South Africa
Tel: +27 11 772 7000

Marcus Andrade Country Managing Director

Barclays Bank SA, Barclays Bank PLC and Barclays Capital, Spain
3rd Floor
Plaza de Colón 1
28046 Madrid
Spain
Tel: +34 91 336 1000

Jacobo González-Robatto Chief Executive, Southern Europe and Country Head
Pedro Fernandez de Santaella Head of Barclays Capital for Spain and Portugal

Barclays Bank (Suisse) SA
PO Box 3941
CH-1211 Geneva 3
Switzerland
Tel: +41 22 81 95 11 1

Michael Morley Chief Executive Officer

Barclays Bank Tanzania Limited, Tanzania
PO Box 5137, TDFL Building
Ohio Street, Dar es Salaam
Tanzania
Tel: +25 5 22 2129381

Karl Stumke Country Managing Director

Barclays Bank PLC and Barclays Capital, Americas
200 Park Avenue
New York, NY 10166
USA
Tel: +1 212 412 4000

Thomas L Kalaris Chief Executive, Americas

Barclays Bank of Uganda Limited, Uganda
PO Box 2971
Kampala
Uganda
Tel: +(256) (41) 230972-6
Email: barclays.uganda@barclays.com

Nick Mbuvi Country Managing Director

Barclays Bank plc, United Arab Emirates
PO Box 1891
Emaar Business Park
Sheikh Zayed Road
Dubai
UAE
Tel: +971 (0) 4362 6888

Mark Petchell Group Country Manager

Barclays Bank of Zambia Limited, Zambia
Kafue House
Cairo Road
Lusaka
Zambia
Tel: +260 1 224 713

Andy Rigg Country Managing Director

Barclays Bank of Zimbabwe Limited, Zimbabwe
2nd Floor, Barclays House
Jason Moyo Avenue
Harare
Zimbabwe
Tel: +263 4 758 280/99

Charity Jinya Country Managing Director

Barclays PLC Annual Report 2004

Annual Report 2004 index

Accountability and Audit	26
Accounting
developments	115
policies	110
Acquisitions and disposals	117
Administrative expenses
other costs	128
staff costs	125
Annual General Meeting	6
Annual Report and Accounts (approval)	118
Assets
analysis	154
by class of business	175
by geographical region	177
other	142
Auditors
report	109
Balance sheet
average	84
consolidated	120
consolidated (Barclays Bank)	216
Barclaycard
business analysis	96
business description	75
senior management	234
Barclays Bank PLC
consolidated accounts	214
financial data	224
notes to the accounts	220
Barclays Capital
business analysis	97
business description	75
senior management	235
Barclays Global Investors
business analysis	98
business description	76
senior management	235
Business description	75
Capital adequacy data
capital ratios and weighted risk assets	100
capital resources	99
Cash flow statement
consolidated	123
consolidated (Barclays Bank)	219
notes to the accounts	168
Competition and outlook	76
Contingent liabilities and commitments	155
Contractual obligations	53
Corporate governance report	7
Critical accounting estimates	80
Currency of presentation	212
Debt securities	137

Deposits
average balances	102
by banks	143
by customer accounts	143
Derivatives and other financial instruments
definitions	57
notes to the accounts	157
Directors’ and officers’
biographies	2
emoluments	17
interests	25
notes to the accounts	172
Directors’ report	5
Dividends	130
Earnings per ordinary share	131
Economic capital	34
Economic profit	226
Employees
equality and diversity	6
involvement	6
Equity shares	138
Fair values of financial instruments	166
Financial data
Barclays Bank PLC	224
Barclays PLC	73
Financial overview	78
Glossary (UK/US)	213
Goodwill	140
Group senior management and principal offices	234
Head office functions and other operations
business analysis	98
business description	76
Intangible fixed assets	140
Internal control	26
International
business analysis	95
business description	75
senior management	234
International Financial Reporting Standards	115
Legal proceedings	181
Liabilities
analysis	154
other	145
Life assurance business	105

Annual Report 2004 index

Loans and advances to banks
interest rate sensitivity	59
maturity analysis	59
notes to the accounts	131
Loans and advances to customers
interest rate sensitivity	60
maturity analysis	62
notes to the accounts	133
Loan capital
dated	149
undated	149
Memorandum and Articles of Association	230
Memorandum items	121
Minority interests	130
Net interest income	83
average balance sheet	84
Off balance sheet arrangements	106
Other operating income	125
Parent company accounts (Barclays PLC)	124
Pensions
directors	18
pension costs	126
Potential credit risk loans	42
Presentation of information	27
Private Clients
business analysis	94
business description	75
senior management	234
Private Clients and International
business analysis	94
business description	75
Profit and loss
consolidated	118
consolidated (Barclays Bank)	214
Provision for bad and doubtful debts
net charge to profit and loss account	44
notes to the accounts	136
risk management	43
Recent developments	77
Related party transactions	170
Remuneration report	13
Results by business	92
Results by nature of income and expense	78
Retirement benefits	177
Risk factors	28
Risk management	30
Risk tendency	36

SEC Form 20-F	211
Securitisation
UK disclosure	135
US disclosure	203
Segmental analysis
by class of business	174
by geographical segments	176
Share capital
called up	151
Shareholder information	227
Shareholders’ funds	153
Short-term borrowings	102
Statement of total recognised gains and losses
consolidated	119
consolidated (Barclays Bank)	215
Subsidiary undertakings	181
Supervision and regulation	76
Tangible fixed assets	141
Taxation
deferred tax	145
notes to the accounts	129
shareholder information	231
UK Banking
business analysis	92
business description	75
senior management	234
UK Business Banking
business analysis	93
business description	75
UK Retail Banking
business analysis	92
business description	75
US GAAP
Barclays Bank	223
differences from UK GAAP accounting principles	182
financial data	225

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 22, 2005	Barclays PLC (Registrant)
	By	/s/ Naguib Kheraj
Naguib Kheraj, Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 22, 2005	Barclays Bank PLC (Registrant)
	By	/s/ Naguib Kheraj
Naguib Kheraj, Group Finance Director

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
1.1	Memorandum and Articles of Association of Barclays PLC (incorporated by reference to the 2002 Form 20-F filed on March 25th, 2003)

1.2	Memorandum and Articles of Association of Barclays Bank PLC

2.1	Long term debt instruments

4.1	Rules of the Barclays Group SAYE Share Option Scheme (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.2	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.3	Rules of the Barclays Group Performance Share Plan (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.4	Trust Deed constituting the Barclays PLC 1991 UK Profit Sharing Scheme (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.5	Rules of the Barclays PLC Approved and Unapproved Incentive Share Option Plans and Appendix relating to eligible employees resident in France

4.6	Trust Deed and Supplemental Trust Deed of the Barclays Group Share Incentive Plan

4.7	Service Contract – Sir Peter Middleton (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.8	Service Contract – Matthew Barrett

4.9	Service Contract – John Varley (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.10	Service Contract – Roger Davis (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.11	Service Contract – Naguib Kheraj (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.12	Service Contract – Gary Hoffman (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.13	Service Contract – David Roberts (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.14	Service Contract and Subsequent Amendment to Service Contract – Chris Lendrum

4.15	Appointment Letter and Subsequent Amendment to appoint as Senior Independent Director – Sir Richard Broadbent

4.16	Appointment Letter – Professor Sandra Dawson

4.17	Appointment Letter and Subsequent Amendment to appoint as Deputy Chairman – Sir Nigel Rudd

4.18	Appointment Letter – Stephen Russell

4.19	Appointment Letter – Dr Jurgen Zech

4.20	Appointment Letter – Leigh Clifford

4.21	Appointment Letter – Sir Andrew Likierman

4.22	Appointment Letter – Sir Brian Jenkins

4.23	Appointment Letter – Dame Hilary Cropper

7.1	Ratios of earnings under UK GAAP to fixed charges

7.2	Ratios of earnings under US GAAP to fixed charges

7.3	Ratios of earnings under UK GAAP to combined fixed charges and preference share dividends

7.4	Ratios of earnings under US GAAP to combined fixed charges, preference share dividends and payments to Reserve Capital Instrument Holders

8.1	List of subsidiaries

11.1	Code of Ethics (incorporated by reference to the 2003 Form 20-F file on March 26th, 2004)

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14b and 18 U.S.C 1350(a) and 1350(b)

14.1	Consent of PricewaterhouseCoopers