Form 20-F
period 2005-12-31
BARCLAYS BANK PLC /ENG/
filed 2006-04-03
CIK 312070

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fiscal year ended December 31, 2005

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to                     .

Commission file numbers:	Barclays PLC 0-13790
Barclays Bank PLC2-71497-01

BARCLAYS PLC

BARCLAYS BANK PLC

(Exact names of registrants as specified in their charters)

ENGLAND

(Jurisdictions of incorporation)

1 CHURCHILL PLACE, LONDON, E14 5HP, ENGLAND

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

	Title of each class	Name of each exchange on which registered
Barclays PLC	25p ordinary shares	New York Stock Exchange*
American Depositary Shares, each representing
	four 25p ordinary shares	New York Stock Exchange

Barclays Bank PLC	7.4% Subordinated Notes 2009	New York Stock Exchange
	Callable Floating Rate Notes 2035	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

Barclays PLC	25p ordinary shares	6,489,514,368
	£1 staff shares	875,000
Barclays Bank PLC	£1 ordinary shares	2,318,360,515
	£1 preference shares	1,000
	£100 preference shares	75,000
	€100 preference shares	240,000
	$100 preference shares	100,000

Indicate by check mark if each registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if each registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☑

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

Yes ☑     No ☐

Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrants have elected to follow.

Item 17 ☐     Item 18 ☑

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrants have filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐     No ☐

This document comprises the Annual report on Form 20-F for the year ended December 31, 2005 of Barclays PLC and Barclays Bank PLC (the “2005 Form 20-F”). Reference is made to the Form 20-F cross reference table on page 268 hereof (the “Form 20-F Cross Reference Table”). Only (i) the information in this document that is referenced in the Form 20-F Cross Reference Table, and (ii) the Exhibits, shall be deemed to be filed with the Securities and Exchange Commission for any purpose, including incorporation by reference into the Registration Statements on Form F-3 (File No. 333-126811, 333-85646, and 333-12384) which were filed by Barclays Bank PLC and the Registration Statements on Form S-8 (File No. 333-12818, 333-112796 and 333-112797) which were filed by Barclays Bank PLC, and any other documents, including any documents filed by Barclays PLC or Barclays Bank PLC pursuant to the Securities Act of 1933, as amended, which purport to incorporate by reference the 2005 Form 20-F. Any information herein which is not referenced in the Form 20-F Cross Reference Table, or contained in the Exhibits themselves, shall not be deemed to be so incorporated by reference.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group’s business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition – a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

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

Section 1 – Responsibilities

Barclays PLC Annual Report 2005	1

Directors and Officers of Barclays PLC and Barclays Bank PLC

Matthew W Barrett

Chairman (age 61) was appointed as Chairman
on 1st September 2004. He had been Group
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
International D’Etudes Bancaires, the Chartered
Management Institute and the European
Financial Services Round Table. He chairs the
Board Corporate Governance and Nominations
Committee.

Sir David Arculus(a) (age 59) joined the Board
in February 1997. He has recently joined the
Board of Telefónica, following the takeover of
O2 plc, where he was Chairman. He is also a
non-executive Director of Pearson Plc. Until the
end of 2005 Sir David was Chairman of the UK
Government’s Better Regulation Task Force. He
is a member of the Finance Committee of
Oxford University Press and is Deputy President
of the CBI. Sir David’s previous positions include
Chairman of Severn Trent plc, Earls Court and
Olympia Group Limited and IPC Group Limited
and Group Managing Director of EMAP plc. He
is a member of the Board HR and Remuneration
Committee and the Board Corporate
Governance and Nominations Committee.

Sir Richard Broadbent(a)

Senior Independent Director (age 52) joined
the Board in September 2003. He was
appointed Senior Independent Director on 1st
September 2004. He is Chairman of Arriva plc
and was previously the Executive Chairman of
HM Customs and Excise from 2000 to 2003. He
was formerly a member of the Group Executive
Committee of Schroders plc and a non-
executive Director of the Securities Institute. He
is a member of the Board HR and Remuneration
Committee and the Board Corporate
Governance and Nominations Committee and,
from 1st January 2006, Chairman of the Board
Risk Committee.

Leigh Clifford(a) (age 58) joined the Board on 1st
October 2004. He is Chief Executive of Rio
Tinto, having worked for the Rio Tinto Group
since 1970. He has extensive experience of
managing a business that operates in a number
of global regions. He was previously Chairman
of the Coal Industry Advisory Board of the
International Energy Agency and until May
2004, a Director of Freeport-McMoran Copper &
Gold Inc. He is a member of the Board HR and
Remuneration Committee.

Fulvio Conti(a) (age 58) will join the Board as a
non-executive Director on 1st April 2006. Fulvio
is Chief Executive Officer and General Manager
of Enel SpA, the Italian energy group, a position
he has held since May 2005. He became Chief
Financial Officer of Enel SpA in 1999. Fulvio
was formerly General Manager and Chief
Financial Officer of Telecom Italia and between
1996 and 1998 was General Manager and Chief
Financial Officer of Ferrovie dello Stato, the
Italian national railway. Fulvio began his career
in 1969 with the Mobil Group, where he held a
number of executive positions in Italy and
abroad, including a period as Chief Financial
Officer for Europe.

Dr Danie Cronjé(a) (age 59) joined the Board on
1st September 2005 following the acquisition by
Barclays of a majority stake in Absa, where he is
Chairman. Danie joined Absa in 1987 and was
formerly Deputy Chief Executive and Group
Chief Executive until 1997. He joined Volkskas
in 1975 and held various positions in Volkskas
Merchant Bank and Volkskas Group. Danie is
also a director of Idion Technology Holdings
Limited. He is a member of the Board Risk
Committee.

Professor Dame Sandra Dawson(a) (age 59)
joined the Board in March 2003. She is currently
KPMG Professor of Management Studies at the
University of Cambridge and has been Director
of Judge Business School at Cambridge since
1995 and Master of Sidney Sussex College,
Cambridge since 1999. Professor Dawson is a
member of the UK-Indian Round Table and has
held a range of non-executive posts in other
organisations including Rand Europe (UK), the
Society for the Advancement of Management
Studies, JP Morgan Fleming Claverhouse
Investment Trust and Riverside Mental Health
Trust. She is a member of the Board Audit
Committee.

Sir Andrew Likierman(a) (age 62) joined the
Board on 1st September 2004. He was
previously Managing Director, Financial
Management, Reporting and Audit and Head of
the Government Accountancy Service at HM
Treasury. He is Professor of Management
Practice in Accounting at the London Business
School and a non-executive Director of the Bank
of England. Sir Andrew was formerly a
non-executive Director and Chairman of MORI
Group Limited. He is a member of the Board
Audit and Board Risk Committees.

Sir Nigel Rudd, DL(a)

Deputy Chairman (age 59) joined the Board in
February 1996 and was appointed Deputy
Chairman on 1st September 2004. He is
currently non-executive Chairman of Pilkington
PLC, Pendragon PLC and Boots Group PLC. He
is Chairman of the Board HR and Remuneration
Committee and a member of the Board
Corporate Governance and Nominations
Committee. Sir Nigel is also Chairman of the
Group’s Brand and Reputation Committee.

2	Barclays PLC Annual Report 2005

Stephen Russell(a) (age 60) joined the Board in October 2000 on completion of the acquisition of Woolwich plc. He joined Woolwich plc’s Board as a non-executive Director in 1998. He was Chief Executive of Boots Group PLC from 2000 until 2003, having worked for Boots since 1967. He is Chairman of the Board Audit Committee and is a member of the Board Risk and Board Corporate Governance and Nominations Committees. Stephen is also a trustee of St John’s Ambulance and Tommy’s the Baby Charity and is on the Council of Nottingham University.

Robert Steel(a) (age 54) joined the Board on 1st June 2005. He retired from Goldman Sachs in January 2004 after more than 25 years with the firm. At the time of his retirement he was a Vice-Chairman of the firm. Bob is also a Senior Fellow at the Center for Business and Government, John F. Kennedy School of Government, Harvard University and Chairman of the Board of Trustees of Duke University. He is also a Member of the New York Stock Exchange (NYSE) Inc. and a former Director of the Securities Industry Association (USA). He is a member of the Board Audit Committee.

John Sunderland(a) (age 60) joined the Board on 1st June 2005. He has been Chairman of Cadbury Schweppes PLC since May 2003. John joined Cadbury Schweppes in 1968 and was appointed Chief Executive in September 1996. He is also Senior Independent non-executive Director of The Rank Group Plc. John is President of the CBI and former President of both ISBA, the Incorporated Society of British Advertisers and the Food and Drink Federation. John is a Director of the Financial Reporting Council, an Advisory Board Member of CVC Capital Partners and of Ian Jones & Partners, a Leadership Council Member of Young Enterprise. He is a member of the Board HR and Remuneration Committee.

John Varley(b)(c)

Group Chief Executive (age 49) was appointed as Group Chief Executive on 1st September 2004, prior to which he had been Group Deputy Chief Executive from 1st January 2004. He held the position of Group Finance Director from 2000 until the end of 2003. He joined the Group Executive Committee in September 1996 and was appointed to the Board in June 1998. He was Chief Executive of Retail Financial Services from 1998 to 2000 and Chairman of the Asset Management Division from 1995 to 1998.

Robert E Diamond Jr(b)(c)

President, Barclays PLC and CEO, Investment Banking and Investment Management

(age 54) was appointed President of Barclays PLC and became an executive Director on 1st June 2005. He is responsible for the investment banking, investment management and wealth management businesses for the Group. He has been a member of the Group Executive Committee since September 1997. He joined Barclays in July 1996 from CSFB where he was Vice-Chairman and Head of Global Fixed Income and Foreign Exchange.

Gary Hoffman(b)(c)

Chairman, UK Banking and Chairman,

Barclaycard (age 45) was appointed as Chief Executive of Barclaycard in September 2001 and joined the Board on 1st January 2004. He was appointed Chairman of UK Banking and Chairman of Barclaycard in December 2005. Gary joined the Group in 1982 and has held a variety of management positions, as well as sitting on the Executive Committee of Retail Financial Services and being a member of the Group Operating Committee. He joined the Group Executive Committee in 2001. Gary is also a non-executive Director of Trinity Mirror PLC.

Paul Idzik(c)

Chief Operating Officer (age 45) joined the Executive Committee and became Chief Operating Officer in November 2004. He is also Chairman of the Group Operating Committee. Paul was formerly Chief Operating Officer of Barclays Capital. He joined Barclays Capital in August 1999 following a career with Booz Allen & Hamilton, where he was a partner and senior member of the Financial Institutions Practice.

Naguib Kheraj(b)(c)

Group Finance Director (age 41) was appointed as Group Finance Director and joined the Board on 1st January 2004. He had previously held the positions of Chief Executive of Barclays Private Clients, Deputy Chairman of Barclays Global Investors, Global Head of Investment Banking and Global Chief Operating Officer at Barclays Capital. He joined the Group Executive Committee in March 2003. Before joining Barclays, he was a Managing Director and held the post of Chief Financial Officer for Europe at Salomon Brothers. Naguib is also a non-executive Director of Absa Group Limited.

David Roberts(b)(c)

Chief Executive, International Retail and Commercial Banking (age 43) was appointed as Chief Executive, International Retail and Commercial Banking on 1st January 2005. David was formerly Chief Executive of Private Clients & International from 1st January 2004 and joined the Board on the same date. He joined the Group in 1983 and has held various management positions, including Chief Executive of Personal Financial Services and Chief Executive of Business Banking. He joined the Group Executive Committee in 2001. David is also a non-executive Director of Absa Group Limited and, on 1st March 2006, became a non-executive Director of BAA plc.

(a)	Independent non-executive Director

(b)	Executive Director

(c)	Group Executive Committee member

Barclays PLC Annual Report 2005	3

Directors and Officers

Current Group Executive Committee members		Appointed to Group Executive Committee

John Varley	Group Chief Executive	1996

Robert E Diamond Jr	President, Barclays PLC, Chief Executive, Investment Banking and Investment Management	1997

Gary Hoffman	Chairman, UK Banking and Chairman, Barclaycard	2001

Paul Idzik	Chief Operating Officer	2004

Naguib Kheraj	Group Finance Director	2003

David Roberts	Chief Executive, International Retail and Commercial Banking	2001

Other officers		Appointed to position

Jonathan Britton	Financial Controller	2006

Lawrence Dickinson	Company Secretary	2002

Patrick Gonsalves	Joint Secretary, Barclays Bank PLC	2002

Mark Harding	General Counsel	2003

Robert Le Blanc	Risk Director	2004

4	Barclays PLC Annual Report 2005

Directors’ Report

Directors’ Report

Profit Attributable

The profit attributable to equity shareholders of the parent for the year amounted to £3,447m, compared with £3,254m in 2004.

Dividends

The final dividends for the year ended 31st December 2005 of 17.4p per ordinary share of 25p each and 10p per staff share of £1 each have been recommended by the Directors. The final dividends will be paid on 28th April 2006 in respect of the ordinary shares registered at the close of business on 3rd March 2006 and in respect of the staff shares so registered on 31st December 2005. With the interim dividends of 9.2p per ordinary share and of 10p per staff share that were paid on 3rd October 2005, the total distribution for 2005 is 26.6p (2004: 24p) per ordinary share and 20p (2004: 20p) per staff share. The dividends for the year absorb a total of £1,687m (2004: £1,529m).

Dividend Reinvestment Plan

Ordinary shareholders may have their dividends reinvested in Barclays PLC ordinary shares by participating in the Dividend Reinvestment Plan. The plan is available to all ordinary shareholders provided that they do not live in, or are subject to the jurisdiction of, any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details of the plan and a mandate form should contact The Plan Administrator to Barclays at The Causeway, Worthing, BN99 6DA. Those wishing to participate for the first time in the plan should send their completed mandate form to The Plan Administrator so as to be received by 7th April 2006 for it to be applicable to the payment of the final dividend on 28th April 2006. Existing participants should take no action unless they wish to alter their current mandate instructions, in which case they should contact The Plan Administrator.

Share Capital

The Company did not repurchase any shares during the year. As at 28th February 2006 (the latest practicable date for inclusion in this report), the Company had an unexpired authority to repurchase shares up to a maximum of 968.6 million ordinary shares.

The issued ordinary share capital was increased by 35.9 million ordinary shares during the year as a result of the exercise of options under the Sharesave and Executive Share Option Schemes. At 31st December 2005 the issued ordinary share capital totalled 6,489.5 million shares.

Substantial Shareholdings

As at 28th February 2006, the Company had been notified under sections 198 to 208 of the Companies Act 1985 of the following notifiable interest in its shares:

Legal & General Group plc                    3.59%.

Board Membership

The membership of the Boards of Directors of Barclays PLC and Barclays Bank PLC is identical and biographical details of the members are set out on pages 2 and 3. Robert E Diamond Jr was appointed as an executive Director with effect from 1st June 2005. Robert Steel and John Sunderland were appointed as non-executive Directors with effect from 1st June 2005 and Dr Danie Cronjé was appointed as a non-executive Director with effect from 1st September 2005. Dr Jürgen Zech retired from the Board on 28th April 2005 and Roger Davis left the Board on 8th December 2005.

Fulvio Conti will join the Board as a non-executive Director with effect from 1st April 2006.

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

The Directors retiring by rotation at the 2006 AGM and offering themselves for re-election are Professor Dame Sandra Dawson, Sir Richard Broadbent, Gary Hoffman and Naguib Kheraj. Sir Nigel Rudd retires annually in accordance with the Combined Code and is offering himself for re-election. In addition, Robert E Diamond Jr, Robert Steel, John Sunderland and Dr Danie Cronjé, who were appointed as Directors since the last AGM, will be offering themselves for re-election at the 2006 AGM. Fulvio Conti, who will join the Board on 1st April 2006, will also offer himself for re-election.

Sir David Arculus is retiring at the AGM and is not offering himself for re-election.

Directors’ Interests

Directors’ interests in the shares of the Group on 31st December 2005, according to the register maintained under the Companies Act 1985, are shown on page 28. The register is available for inspection during business hours at the Group’s head office and will be available for inspection at the 2006 AGM.

Directors’ Emoluments

Information on emoluments of Directors of Barclays PLC, in accordance with the Companies Act 1985 and the Listing Rules of the United Kingdom Listing Authority, is given in the Barclays report on remuneration on pages 15 to 28 and in Note 48 to the accounts.

Directors’ Indemnities

The Company’s Articles of Association entitle every Director of the Company to be indemnified by the Company against any liability, loss or expenditure incurred in connection with their duties, powers or office, to the extent permitted by statute. The scope of the Directors’ ability to be indemnified was widened, with effect from 6th April 2005, by the Companies (Audit, Investigations and Community Enterprise) Act 2004, which permits indemnities to extend, amongst other things, to the payment of a Director’s defence costs, subject to the repayment of such costs in certain circumstances. The Board believes that it is in the best interests of the Group to attract and retain the services of the most able and experienced Directors by offering competitive terms of engagement, including the granting of indemnities on terms consistent with the amended statutory provisions. The Company therefore wrote to each of the Directors to confirm, for the avoidance of doubt, that each of them has the benefit of and is able to rely upon the indemnity in the Company’s Articles of Association and that the terms of the indemnity are expressly incorporated into their terms of employment or appointment, as appropriate. Qualifying third-party indemnity provisions (as defined by section 309B of the Companies Act 1985) were accordingly in force during the course of the financial year ended 31st December 2005 for the benefit of the then Directors and, at the date of this report, are in force for the benefit of the Directors in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office.

5	Barclays PLC Annual Report 2005

Directors’ report

Activities

Barclays PLC Group is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The Group operates through branches, offices and subsidiaries in the UK and overseas. The activities of the Group are described on pages 84 to 86 and developments in the Group’s business during the year and an indication of likely future developments are analysed in the Financial review on pages 87 and 88, with additional information on potential risk factors discussed on pages 31 to 33.

Community Involvement

The total commitment for 2005 was £39.1m (2004: £32m).

Barclays committed £35.3m in support of the community in the UK (2004: £29.5m) and £3.8m was committed in international support (2004: £2.5m). UK commitment includes £16.7m of charitable donations (2004: £11.2m).

Barclays is a member of the PerCent Club – a group of companies that have undertaken to ensure that donations to the community over time amount to at least 1% of their UK pre-tax profit.

Barclays has an extensive community programme covering many countries around the world. The Group provides funding and support to over 7,500 charities and voluntary organisations, ranging from small, local charities like the Whitechapel Mission in East London (UK), to international organisations like the Red Cross. We also have a very successful employee programme, which in 2005 saw more than 26,000 employees and pensioners worldwide taking part in Barclays supported volunteering and fundraising activities.

Political Donations

The Group did not give any money for political purposes in the United Kingdom nor did it make any donations to EU political organisations or incur any EU political expenditure during the year. Absa Group Limited, in which the Group acquired a majority stake in 2005, made donations totalling £224,400 in 2005 in accordance with its policy of making political donations to the major South African political parties to support the development of democracy in South Africa. The Group made no other political donations in 2005.

At the AGM in 2002, shareholders gave a four-year authority for

Barclays Bank PLC and a number of other subsidiaries to make political donations and incur political expenditure, within an agreed limit, as a precautionary measure in light of the wide definitions in The Political Parties, Elections and Referendums Act 2000. These authorities, which have not been used, expire on 26th April 2006. The risk of inadvertently breaching The Political Parties, Elections and Referendums Act 2000 remains and the Directors consider it prudent to seek a renewal of the authorities given by shareholders. Resolutions to authorise the Company and Barclays Bank PLC to make political donations and incur political expenditure up to a maximum aggregate sum of £250,000 are therefore being proposed at the Barclays PLC 2006 AGM.

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

Barclays is also committed to providing employees with opportunities to share their views and provide feedback on issues that are important to them. An annual Employee Opinion Survey is undertaken with results being reported to the Board HR and Remuneration Committee and all employees. Roadshows and employee forums also take place. In addition, Barclays undertakes regular and formal Group, business unit and project specific consultations with Amicus, our recognised union.

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

The Equality and Diversity programme covers employee, customer, supplier and community activities, wherever appropriate.

Health and Safety

Barclays is committed to ensuring the health, safety and welfare of its employees and, as far as is reasonably practicable, to providing and maintaining safe working conditions. This commitment goes beyond just fulfilling its statutory legal obligations; the Group has a wish to be proactive in its management of health and safety in the workplace, and recognises that this will strengthen both its physical and human resources.

It is also recognised that, in addition to its employees, Barclays has responsibilities towards all persons on its premises, such as customers, contractors, visitors and members of the public, and will ensure, as far as is reasonably practicable, that they are not exposed to risks to their health and safety.

Barclays monitors its health and safety performance using a variety of metrics on a monthly basis and the Board HR and Remuneration Committee receives regular reports on health and safety from the Human Resources Director.

Creditors’ Payment Policy

Barclays policy follows the UK DTI’s Better Payment Practice Code, copies of which can be obtained from the Better Payment Practice Group’s website at www.payontime.co.uk. The Code states that a company should have a clear, consistent policy, adhered to by the finance and purchasing departments, that payment terms are agreed at the outset and payment procedures explained to suppliers, that bills are settled in accordance with payment terms agreed with suppliers, that complaints are dealt with quickly and that suppliers are advised of disputes. Barclays values its suppliers and acknowledges the importance of paying invoices, especially those of small businesses, promptly. Normal policy is to pay all small business purchases within 30 days.

Paragraph 12(3) of Schedule 7 of the Companies Act 1985 requires disclosure of trade creditor payment days. Disclosure is required by the Company, rather than the Group. The Group’s principal trading subsidiary in the UK is Barclays Bank PLC, the accounts for which are prepared in accordance with International Financial Reporting Standards.

6	Barclays PLC Annual Report 2005

The components for the trade creditor calculation are not easily identified. However, by identifying as closely as possible the components that would be required if Schedule 4 of the Companies Act applied, the trade creditor payment days for Barclays Bank PLC for 2005 were 35 days (2004: 34 days). This is an arithmetical calculation and does not necessarily reflect our practice, which is described above, nor the experience of any individual creditor.

Financial Instruments

Barclays financial risk management objectives and policies, including the policy for hedging each major type of forecasted transaction for which hedge accounting is used, and the exposure to market risk, credit risk and liquidity risk are set out in pages 34 to 61 under the headings, ‘Risk Management and Control Overview’, ‘Credit Risk Management’, ‘Market Risk Management’, ‘Capital and Liquidity Risk Management’ and ‘Derivatives’ and in Note 15 and Notes 54 to 60 to the accounts.

Events after the Balance Sheet Date

On 1st January 2006, Barclays completed the sale to Absa Group Limited of the Barclays South African branch business. This business consists of the Barclays Capital South African operations and Corporate and Business Banking activities carried out by International Retail and Commercial Banking (South African branch), together with the associated assets and liabilities.

The Auditors

The Board Audit Committee reviews the appointment of the external auditors, as well as their relationship with the Group, including monitoring the Group’s use of the auditors for non-audit services and the balance of audit and non-audit fees paid to the auditors. More details on this can be found on pages 11 and 12 and Note 8 to the accounts. Having reviewed the independence and effectiveness of the external auditors, the Committee has recommended to the Board that the existing auditors, PricewaterhouseCoopers LLP, be reappointed. PricewaterhouseCoopers LLP have signified their willingness to continue in office and ordinary resolutions reappointing them as auditors and authorising the Directors to set their remuneration will be proposed at the 2006 AGM.

The Annual General Meeting

The Barclays PLC AGM will be held at The Queen Elizabeth II Conference Centre on Thursday 27th April 2006. The Notice of Meeting is included in a separate document sent to shareholders.

By order of the Board

/s/ Lawrence Dickinson
Lawrence Dickinson
Company Secretary
9th March 2006

Barclays PLC Annual Report 2005	7

Corporate governance

Corporate governance report

Chairman’s Introduction

We made further progress during 2005 in advancing our Corporate Governance agenda.

We published our ‘Charter of Expectations’ on our website at the beginning of the year, setting out the role description for each position on the Board and the behaviours and competencies required to perform effectively in each role. It is against this Charter that the Board and its members are evaluated each year in the annual Board Effectiveness Review.

We also published in November, for Directors and Shareholders, a document entitled ‘Corporate Governance in Barclays’. This document outlines all policies and practices in place at Barclays in the area of Corporate Governance. A copy can be obtained from our website at www.investorrelations.barclays.co.uk.

This year also saw a number of new appointments to the Board, designed to broaden the range of skills and perspectives available to the Board and its Committees. The Board has been strengthened by the addition of Directors who have extensive experience in leading large, complex, multinational organisations and who have expert knowledge of marketplaces outside the UK which are important to our strategy.

By order of the Board

/s/ Matthew W Barrett
Matthew W Barrett
Chairman
9th March 2006

Statement from Barclays PLC Board of Directors

For the year ended 31st December 2005, we have complied with the provisions set out in section 1 of the Combined Code on Corporate Governance (the Code) and applied the principles of the Code as described below.

Board Structure and Composition

At the date of this report, the Board comprises 16 Directors, under the Chairmanship of Matthew W Barrett, who has no executive responsibilities. There are ten non-executive Directors, each of whom the Board considers to be independent. The team of five executive Directors is led by John Varley, Group Chief Executive. The Chairman and Group Chief Executive roles are separate and their respective responsibilities are set out in the ‘Charter of Expectations’ and in ‘Corporate Governance in Barclays’. Sir Nigel Rudd and Sir Richard Broadbent have continued this year in the roles of Deputy Chairman and Senior Independent Director respectively. The names of all Directors are on pages 2 and 3, along with their biographical details.

The Board has a majority of independent non-executive Directors. The chart set out below reflects the current ratio of independent non-executive Directors to executive Directors on the Board.

We have made a number of new appointments during the year, driven by the annual Board Effectiveness Review. Robert E Diamond Jr, who heads our Investment Banking, Investment Management and Wealth Management businesses, joined the Board this year in recognition of the increasing importance of these businesses to the Group as a whole; John Sunderland, Chairman of Cadbury Schweppes PLC brings a wealth of experience in global products and brands; Robert Steel brings significant US market and global investment banking experience and was Vice-Chairman of Goldman Sachs prior to retirement; Dr Danie Cronjé, Chairman of Absa Group Limited, a leading South African bank, joined the Board as a non-executive Director in September 2005, following our successful acquisition of a majority stake in Absa.

8	Barclays PLC Annual Report 2005

In terms of non-executive Directors, the Board currently comprises five Directors who have FTSE-100 chair and/or executive management experience, together with Directors who have held in their careers senior leadership positions in financial services, government or the public sector and business schools. The charts below give further details of tenure on the Barclays Board and the geographical mix of the current non-executive Directors on the Board.

We are pleased that Fulvio Conti will join the Board as a non-executive Director on 1st April 2006, bringing continental European experience to the Board.

Role of the Board

The Board is responsible to shareholders for creating and sustaining shareholder value through the management of the Group’s businesses. It is also responsible for ensuring that management maintain a system of internal control which provides assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. The Board is the decision-making body for all other matters deemed material to the Group in strategic, financial and reputational terms.

The Board has delegated the responsibility for the day-to-day management of the Group to the Group Chief Executive, who is supported by the Group Executive Committee, which he chairs. The Committee is comprised of the Group Finance Director, the leaders of the Group’s major businesses and the Chief Operating Officer and usually meets weekly to develop strategies and policies for recommendation to the Board and to implement approved strategy.

All Directors invested the time required in 2005 to discharge their responsibilities to the Board. All Directors, including the Chairman, must report any material change in their circumstances to the Board for consideration. Significant non-Barclays commitments of Directors are reported in their biographies on pages 2 and 3. There has been no change to the Chairman’s other commitments in the year.

The Board has reviewed carefully the commitments of the non-executive Directors and is satisfied that each of them is able to devote the time expected of them. The attendance record for the year for Board and Committee meetings was 97%.

Executive Directors are encouraged to be open to serve on one other board in addition to their duties at Barclays. A proposed appointment to another board position must be submitted to the Board for prior approval.

Appointment of Directors

The Board Corporate Governance and Nominations Committee oversees the process for appointing new Directors to the Board. The composition of the Board and its principal Committees is also regularly reviewed by the Committee. Criteria for the desired experience and competencies of new non-executive Directors are recommended by the Committee and reported to the Board. The balance and mix of appropriate skills and experience of non-executive Directors is taken into account when considering a new appointment, along with the Committee’s determination on the optimum size of the Board. In reviewing Board composition, the Committee looks to ensure a geographical mix of Directors, together with representatives from different industry sectors. The Chairman, Group Chief Executive and at least two other members of the Committee will interview each potential new non-executive Director, who has typically been identified with the assistance of external search consultants, before any appointments are recommended to the Board.

Induction and Training

On appointment to the Board and to Board Committees, all Directors receive a comprehensive induction tailored to their individual requirements, which is arranged by the Company Secretary. On an ongoing basis, the Company Secretary will arrange additional training and updates for Directors on particular issues.

During 2005, Board meetings were held at our contact centre at Gadbrook Park, near Crewe, England and, following the completion of the Absa transaction, in South Africa. These meetings allowed Directors the opportunity to see our frontline staff and operations first hand. We also encourage our non-executive Directors to make site visits individually. During the year, for example, a number of non-executive Directors visited branches and/or contact centres. In the first half of 2006, we will hold the first of a number of detailed business presentations for our non-executive Directors as part of a two-year programme, during which each of our key businesses and key operational areas will be covered. These sessions are designed to give the Board, outside of the normal cycle of Board meetings, more detail on the businesses and the competitive issues they are facing.

Board Effectiveness Review

Following the Board Effectiveness Review undertaken at the end of 2004, the Board concluded that it was operating effectively. The action plan for 2005, which included the appointment of new Directors and ensuring that more time at Board meetings was devoted to discussing strategy, was completed.

Towards the end of 2005, we again enlisted the services of the management consultants, Egon Zehnder International, to independently facilitate the evaluation process. The evaluation process was similar to the previous year, with a detailed questionnaire sent to each Director and supplementary individual interviews, which included peer evaluation of Directors.

Barclays PLC Annual Report 2005	9

Corporate governance

Corporate governance report

A report on the performance of the Board as a whole and of Board Committees was presented to the Board at its meeting in December 2005. The Board concluded from the results of the review that it continues to operate effectively. Some areas for further improvement in 2006 were identified. Feedback on individual Directors was discussed with the Chairman. The Chairman then held private meetings with each Director to discuss the results and agree any developmental areas. Sir Richard Broadbent, the Senior Independent Director, led the performance review of the Chairman.

Re-election of Directors

Dr Danie Cronjé, Robert E Diamond Jr, Robert Steel and John Sunderland were each appointed to the Board during the year and will be seeking re-election at the 2006 Annual General Meeting (AGM). Fulvio Conti, who joins the Board on 1st April 2006, will also seek re-election at the 2006 AGM. Professor Dame Sandra Dawson, Sir Richard Broadbent, Gary Hoffman and Naguib Kheraj will each be retiring by rotation and seeking re-election at the AGM. Sir Nigel Rudd, having served as a Director for over nine years, retires annually in accordance with the Code and is seeking re-election.

Sir David Arculus, having served on the Board for nine years, will retire at the AGM and is not offering himself for re-election.

Independence of non-executive Directors

The Board evaluates annually whether each of the non-executive Directors is independent. The Code sets out circumstances which may appear relevant to the Board’s determination of whether a non-executive Director is independent. The Board has carefully considered the issue of independence and has determined that the following behaviours, which are set out in the Board’s ‘Charter of Expectations’, are essential for the Board to consider a Director to be independent:

●	Provides objective challenge to management.

●	Is prepared to challenge others’ assumptions, beliefs or viewpoints as necessary for the good of the organisation.

●	Questions intelligently, debates constructively, challenges rigorously and decides dispassionately.

●	Is willing to stand up to defend their own beliefs and viewpoints in order to support the ultimate good of the organisation.

●	Has a good understanding of the organisation’s businesses and affairs to enable them to properly evaluate the information and responses provided by management.

Having considered the matter carefully, the Board has determined that each of the non-executive Directors is independent.

Sir Nigel Rudd has now served on the Board since February 1996. The Board has therefore given particular consideration to his independence. Having reviewed Sir Nigel’s performance and contribution as part of the annual Board Effectiveness Review, the Board considers that Sir Nigel remains independent and makes an effective contribution in his role as Deputy Chairman. Sir Nigel continues to meet the time commitment expected of him as Deputy Chairman.

Senior Independent Director

The Code states that the Board should appoint one of the independent non-executive Directors as Senior Independent Director. Sir Richard Broadbent was appointed to that position in September 2004 and he reports below on how he has fulfilled that role in 2005.

Senior Independent Director’s Report

I am pleased to have the opportunity to report on my activities during the year as Senior Independent Director. The role of Senior Independent Director is a developing one and I have sought to reflect this by interpreting it broadly. I have set out to provide a point of contact, in case of need, for shareholders and, through meeting with shareholders and intermediaries, to ensure that I am aware of their views. I have led the Chairman’s performance evaluation. I have also met, separately, from time to time with the Group Chief Executive to ensure that I am aware of any relevant issues that the executive team wish to raise.

During 2005, I met with several major shareholders and shareholder bodies to listen to their views on the Group and to discuss any issues they may have. I met privately with our investor relations advisers to discuss the detailed results of their audit of shareholder opinion. I was also available to answer questions from shareholders at the AGM in April 2005.

An important task for me during the year was to lead the non-executive Directors in evaluating the Chairman’s performance. This included half-year and full-year reviews of the Chairman’s performance against the objectives we set for him at the start of the year. Following the annual Board Effectiveness Review, which took place in the last quarter of 2005, I received feedback on the Chairman’s performance and discussed this with the other non-executive Directors and the Group Chief Executive.

There are no issues arising from these discussions that I feel it is necessary to draw to the attention of shareholders.

Sir Richard Broadbent Senior Independent Director 9th March 2006

Board Meetings

The Board meets regularly, usually between eight to ten times a year, including a full day each year, offsite, devoted to review and approval of Group strategy. Regular items for Board meetings include the Finance Director’s Report, the Group Chief Executive’s Report on the key issues affecting the Group and its businesses, strategy updates from our main businesses and reports from the Chairmen of each of the principal Board Committees.

The Board has a formal schedule of matters reserved to it, including the approval of interim and final financial statements, significant changes in accounting policy and practice, the appointment or removal of Directors or the Company Secretary, changes to our capital structure and major acquisitions, mergers, disposals and capital expenditure.

The Chairman meets privately with all the non-executive Directors prior to each Board meeting to brief them on the business to be considered and to address any concerns they may have. Ten such meetings were held in 2005.

Open discussion and frank debate is encouraged and expected at meetings. The findings of our Board Effectiveness Review have confirmed that Board meetings provide a forum for challenging and constructive debate.

All Directors have access to the services of the Company Secretary and his team. Independent professional advice is also available, on request, to all Directors at the Company’s expense.

10	Barclays PLC Annual Report 2005

Board Committees

Specific responsibilities have been delegated to Board Committees, which have access to independent expert advice at the Group’s expense. The terms of reference for our principal Board Committees are available, on request, from the Company Secretary and are available on our website at www.investorrelations.barclays.co.uk. The principal Board Committees are described below.

Board HR and Remuneration Committee

Chairman:	Sir Nigel Rudd, Deputy Chairman

Members:	Sir David Arculus, Sir Richard Broadbent, Leigh Clifford, John Sunderland

Secretary:	Jeremy Orbell, Compensation Director

The Committee is comprised solely of independent non-executive Directors and met four times in 2005. The Chairman of the Board, although not a voting member, has a standing invitation to attend the meeting. Sir Nigel Rudd will continue as Chairman of the Committee to the end of 2006. For 2007, a new Chair will be appointed.

The Committee considers matters relating to the overall reward framework across the Group, including policy for executive Directors’ and senior executives’ remuneration and their individual remuneration awards. The Committee approves changes to incentive and benefits plans applicable to senior executives and governs employee share schemes. Details of the Committee’s role in governing executive Directors’ rewards are set out in our Report on Remuneration on pages 15 to 28.

The Committee also meets periodically to review strategic HR issues including, but not limited to, employee retention, motivation and commitment; equality and diversity; significant employee relations matters; succession planning and the availability of talent for senior roles below executive Director level.

Board Corporate Governance and Nominations Committee

Chairman:	Matthew W Barrett, Chairman

Members:	Sir David Arculus, Sir Richard Broadbent, Sir Nigel Rudd, Stephen Russell

Secretary:	Secretary: Lawrence Dickinson, Company Secretary

The Committee includes the Chairman, Deputy Chairman, Senior Independent Director, the Chairman of the Board Audit Committee, Chairman of the Board Risk Committee and Chairman of the Board HR and Remuneration Committee. It met three times in 2005.

The Committee is responsible for considering matters relating to the composition of the Board, including the appointment of new Directors, making recommendations to the Board as appropriate. It also reviews annually the succession plans for the Chairman and Group Chief Executive positions. The Chairman of the Board chairs the Committee, except when the Committee is considering the Chairman’s succession, in which case the Senior Independent Director or Deputy Chairman takes the chair. The Group Chief Executive, although not a voting member, has a standing invitation to attend meetings.

The Committee’s responsibilities also cover corporate governance issues, including consideration of our responses to important developments in corporate governance, overseeing the annual performance evaluation of the Board, its principal Committees and the Chairman.

During 2005, the Committee recommended to the Board the appointments of Dr Danie Cronjé, Robert E Diamond Jr, John

Sunderland and Robert Steel. The Committee also oversaw the search for a non-executive Director with continental European experience. That search culminated in the appointment of Fulvio Conti with effect from 1st April 2006. The Committee also recommended in 2005 the appointments of Leigh Clifford and John Sunderland to the Board HR and Remuneration Committee, Robert Steel to the Board Audit Committee and Dr Danie Cronjé to the Board Risk Committee. In view of the increasing time commitment and responsibilities faced by Stephen Russell in his role as Chairman of the Board Audit Committee, the Committee also recommended that Sir Richard Broadbent should succeed Stephen Russell as Chairman of the Board Risk Committee. In addition, the Committee reviewed and monitored the action plan arising from the 2004 Board Effectiveness Review.

Board Audit Committee

Chairman:	Stephen Russell

Members:	Professor Dame Sandra Dawson, Sir Andrew Likierman, Robert Steel

Secretary:	Lawrence Dickinson, Company Secretary

The Committee comprises four independent non-executive Directors. Dr Jürgen Zech left the Committee in April 2005 when he ceased to be a Director of the Company. Robert Steel was appointed to the Committee in September 2005. The Board has determined that Sir Andrew Likierman is a ‘financial expert’ as defined by the US Sarbanes-Oxley Act of 2002 and has ‘recent and relevant financial experience’ as recommended by the Code. The Board’s assessment is based on Sir Andrew’s accounting background and his career with HM Treasury.

Board Audit Committee Chairman’s Statement

I am pleased to report to you on the Committee’s activities in 2005. We met six times in 2005, including a meeting to review the 2004 results as restated under new International Financial Reporting Standards and a meeting dedicated to reviewing and approving the internal audit plans for 2006 and the external audit plan for the year ended 2005. We also met privately with the external and internal auditors after four of our meetings.

Our key responsibilities as your Board Audit Committee are set out in the Committee’s terms of reference and I have reported below on how we have discharged those responsibilities this year.

External Auditors

Our responsibilities include approving and reviewing the appointment and retirement of the external auditors and overseeing their relationship with the Group. We annually appraise the effectiveness of the external auditors, using an evaluation questionnaire, which is completed by senior members of the Finance function. The results are then reported to us for review. The lead audit partner is also rotated on a five-year basis and a new lead audit partner was appointed in 2005.

We have a detailed policy on the provision of non-audit services by the external auditors. As part of that policy, we have agreed which services the external auditors are allowed to carry out on behalf of the Group and which ones they are prohibited from doing. This policy aims to safeguard the independence of the external auditor. Non-audit services require the pre-approval of the Committee or a member of the Committee before they can be undertaken. Details of all services carried out by the external auditor are recorded centrally and reported to the next meeting of the Committee and we spend time at each meeting considering the independence of the external auditor based on this information.

Barclays PLC Annual Report 2005	11

Corporate governance

Corporate governance report

During the year we approved a new policy governing the employment of former employees of the external auditor. Under this policy, no former employee of the external auditor may be appointed to a financial oversight role and certain other appointments are required to go through an internal review and approval process before proceeding.

For the year ended 31st December 2005, we have concluded that the external auditor remains independent and is effective. We have recommended to the Board that they propose the reappointment of the external auditors to shareholders at the 2006 AGM.

Relationship with internal audit and monitoring control issues

We are tasked with monitoring the effectiveness of the internal audit function. The Director of Internal Audit, who has a functional reporting line to the Committee, provides regular reports to us and attends each Committee meeting. The Director of Internal Audit has unrestricted access to me, as Chairman of the Committee, and I receive a monthly report from him, which includes key performance indicators and a trend analysis of internal audit findings.

At each Committee meeting, we review the progress of the internal audit plan and, each year, we consider and agree the internal audit plan for the following year. We also regularly review the level of resources allocated to the internal audit function to ensure that the internal audit plan for the year can be delivered. The effectiveness of the Internal Audit function is reviewed annually and we have concluded that it continues to operate effectively.

We receive and review regular reports on control issues of Group level significance, including details of any remediation action being taken. We also receive in-depth reports from the Group’s main business areas on their control environment.

Financial Reporting

We review the Group’s annual and interim financial statements, including reviewing the effectiveness of the Group’s disclosure controls and procedures and systems of internal control.

For the disclosures made in the 2005 Annual Report, we have reviewed the report of the Disclosure Committee and the Turnbull attestations made by all Business Heads, and have concluded and reported to the Board for its approval that the Group has maintained effective disclosure controls and procedures and that management has continued to operate an effective system of internal control.

Regulatory Compliance

We review arrangements established by management for compliance with the requirements of the Group’s regulators. We receive a semi-annual report on compliance.

Whistleblowing

We receive reports on the effectiveness of the Group’s whistleblowing arrangements, as well as reports on specific instances of whistleblowing.

Work of the Committee during 2005

In addition to the regular items discussed by the Committee, which I have described above, we also received regular reports on the progress of two major regulatory projects, namely the implementation of International Financial Reporting Standards, in respect of which we also received an in-depth briefing, and the implementation of s404 of the US Sarbanes-Oxley Act of 2002.

We also spent time this year reviewing the control environment at Absa Group Limited, in which Barclays has acquired a majority stake. We considered and agreed on behalf of the Board the governance arrangements for the Group’s interaction with Absa and will monitor the effectiveness of this framework going forward. Our internal audit function carried out a review of Barclays readiness to complete the transaction, including governance and oversight of the acquisition, as well as a review of the control environment at Absa after completion. In my capacity as Chairman of the Committee, I attended a meeting of the Absa Audit and Compliance Committee in October and the Chairman of Absa’s Committee will attend this Committee’s meeting in April 2006. Going forward, we will continue to receive reports on the effectiveness of the Absa control environment.

Signed on behalf of the Board Audit Committee

/s/ Stephen Russell
Stephen Russell
Chairman, Board Audit Committee
9th March 2006

Board Risk Committee

Chairman:	Sir Richard Broadbent

Members:	Dr Danie Cronjé, Sir Andrew Likierman, Stephen Russell

Secretary:	Lawrence Dickinson, Company Secretary

The Committee met five times in 2005, under the Chairmanship of Stephen Russell. Sir Richard Broadbent succeeded Stephen Russell as Chairman of the Committee from 1st January 2006. Dr Danie Cronjé was appointed to the Committee on 1st December 2005.

The purpose of the Committee is to approve the Group’s overall risk appetite, setting limits for individual types of risk, including credit, market and operational risk. The Committee also approves material changes to the overall risk appetite and monitors the Group’s risk profile, including risk trends and concentrations, loan impairment experience against budget and key performance indicators for risk. A key role of the Committee is also to obtain assurance that the principal risks facing the Group have been properly identified and are being appropriately managed. The Committee also monitors the risks associated with the Group’s principal pension schemes.

In order to assess the effectiveness of the Group’s risk control framework, the Committee regularly reviews the Group’s risk measurement systems and receives reports from management confirming that they have reviewed the Group’s risk control standards. The Committee is also responsible for approving certain policy statements required by the Financial Services Authority. An overview of the Group’s risk management and control framework can be found on pages 34-40.

Attendance at Board and Board Committee Meetings

All Directors are expected to attend each Board meeting and each meeting of Committees of which they are members, unless there are exceptional circumstances that prevent them from doing so. The Chairman and executive Directors attend Committee meetings as requested or as required by each Committee’s terms of reference.

The attendance of Directors at meetings of the Board and of Board Committees of which they were members during 2005 is shown on page 13. Where a Director was appointed to the Board or to a Committee during the year, their attendance shown is only for those

12	Barclays PLC Annual Report 2005

Attendance at Board and Board Committee Meetings

Director	Board	Board Audit Committee	Board HR and Remuneration Committee	Board Corporate Governance and Nominations Committee	Board Risk Committee	Annual General Meeting

Matthew W Barrett	10/10	–	–	3/3	–	1/1

John Varley	10/10	–	–	–	–	1/1

Roger Davis	10/10	–	–	–	–	1/1

Robert E Diamond Jr	6/6	–	–	–	–	–

Gary Hoffman	9/10	–	–	–	–	1/1

Naguib Kheraj	10/10	–	–	–	–	1/1

David Roberts	10/10	–	–	–	–	1/1

Sir David Arculus	8/10	–	4/4	3/3	–	1/1

Sir Richard Broadbent	10/10	–	4/4	3/3	5/5	1/1

Leigh Clifford	8/10	–	2/3	–	–	0/1

Dr Danie Cronjé	4/4	–	–	–	–	–

Professor Dame Sandra Dawson	10/10	6/6	–	–	–	1/1

Sir Andrew Likierman	10/10	6/6	–	–	5/5	1/1

Sir Nigel Rudd	10/10	–	4/4	3/3	–	1/1

Stephen Russell	10/10	6/6	–	3/3	5/5	1/1

Robert Steel	6/6	2/2	–	–	–	–

John Sunderland	6/6	–	3/3	–	–	–

Dr Jürgen Zech	3/3	1/1	–	–	–	–

meetings that took place after their appointment, for example, 9/10 signifies that nine meetings were attended out of a possible ten. Dr Jürgen Zech’s attendance is for meetings that took place prior to 28th April 2005, when he ceased to be a Director.

Statement on US Corporate Governance standards

As a non-US company listed on the New York Stock Exchange (NYSE), we are exempt from most of the NYSE’s Corporate Governance rules (the NYSE Rules), which domestic US companies must follow. However, we are subject to the NYSE rules requiring us to have a Board Audit Committee that meets the requirements of Rule 10A-3 of the US Securities Exchange Act of 1934 and we must provide an Annual Written Affirmation to the NYSE of our compliance with the applicable NYSE Rules. Furthermore, under NYSE Rule 303.A.11, we are required to disclose any significant ways in which our corporate governance practices differ from those followed by domestic US companies listed on the NYSE. As our main listing is on the London Stock Exchange, we follow the UK’s Combined Code on Corporate Governance (the Code) adopted by the Financial Reporting Council. Key differences between the NYSE Rules and the Code are set out below:

Director independence

Under the NYSE Rules the majority of the Board should be independent. Under the Code, at least half of the Board (excluding the Chairman) is required to be independent. The NYSE Rules contain detailed tests for determining Director independence, whereas the Code requires the Board to determine whether each Director is independent in character and judgement and sets out criteria that may be relevant to the Board’s determination. We follow the Code’s recommendations and also developing best practices among other UK public companies. Our Board annually reviews the independence of our non-executive Directors, taking into account the guidance in the Code and the criteria we have established for determining independence, which are described on page 10. For 2005, the Board determined that all the non-executive Directors are independent.

Board Committees

We have a Board Corporate Governance and Nominations Committee and a Board HR and Remuneration (rather than Compensation) Committee, both of which are broadly comparable in purpose and constitution to those required by the NYSE Rules and whose terms of reference comply with the Code’s requirements. Beyond the fact that the Board Corporate Governance and Nominations Committee is chaired by the Chairman of the Board, as permitted by the Code, both Committees are composed solely of non-executive Directors whom the Board has determined to be independent. We follow the Code recommendation that a majority of the Nominations Committee should be independent non-executive Directors, whereas the NYSE Rules state that the Committee must be composed entirely of independent Directors.

We comply with the NYSE Rules regarding the obligation to have a Board Audit Committee that meets the requirements of Rule 10A-3 of the US Securities Exchange Act, including the requirements relating to the independence of Committee members. In August 2005, we made an Annual Written Affirmation of our compliance with these requirements to the NYSE. The Code also requires us to have a Board Audit Committee comprised solely of independent non-executive Directors. We follow the Code recommendations, rather than the NYSE Rules, however, regarding the responsibilities of the Board Audit

Barclays PLC Annual Report 2005	13

Corporate governance

Corporate governance report

Committee, although both are broadly comparable. We also have a Board Risk Committee, comprised solely of independent non-executive Directors, which considers and discusses policies with respect to risk assessment and risk management.

Corporate Governance Guidelines

The NYSE Rules require domestic US companies to adopt and disclose corporate governance guidelines. There is no equivalent recommendation in the Code. The Board Corporate Governance and Nominations Committee has, however, developed corporate governance guidelines, entitled ‘Corporate Governance in Barclays’, which have been approved and adopted by the Board. The guidelines are available on our website at www.investorrelations.barclays.co.uk.

Code of Ethics

The NYSE Rules require that domestic US companies adopt and disclose a code of business conduct and ethics for Directors, officers and employees. Rather than a single consolidated code as envisaged in the NYSE Rules, we have a number of ‘values based’ business conduct and ethics policies, which apply to all employees. In addition, we have adopted a Code of Ethics for the Group Chief Executive and senior financial officers as required by the US Securities and Exchange Commission.

Shareholder approval of equity-compensation plans

The NYSE listing standards require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. We comply with UK requirements, which are similar to the NYSE standards. The Board, however, does not explicitly take into consideration the NYSE’s detailed definition of what are considered ‘material revisions’.

Corporate Responsibility

Our approach to managing the interests of our stakeholders is fully described in our Corporate Responsibility Report, copies of which are available from the Company Secretary or online at www.investorrelations.barclays.co.uk.

Relations with Shareholders

We have a proactive approach to our institutional and private shareholders, totalling around 808,000.

Senior executives hold meetings with our key institutional shareholders to discuss strategy, financial performance and investment activities in the UK, throughout Europe and in the US.

The Chairman meets regularly with investor bodies and investors to discuss our approach to corporate governance issues. In December 2005, the Chairman hosted a corporate governance event for key institutional investors. The purpose of that event was to update our major shareholders on our corporate governance practices and to discuss any issues or concerns that they may have had.

In addition, investor bodies and major investors are given the opportunity to meet with new non-executive Directors on their appointment. Sir Richard Broadbent, the Senior Independent Director, is available to meet with investors if they are unable to resolve issues through the normal channels of the Chairman and Group Chief Executive.

We aim to provide a first-class service to private shareholders to help them in the effective and efficient management of their shareholding in our Company. This year we have encouraged shareholders to hold their shares in Barclays Sharestore, where their shares are held electronically in a cost effective environment. This eliminates the risk of losing shares held in paper form. During 2005, over 20,000 shareholders holding over 36 million shares chose to transfer their shares into Sharestore and to have future dividends paid direct to their bank account or to reinvest them in Barclays shares. In addition, this year we have proactively traced and returned a further £10m to shareholders who had lost touch with the Group, reuniting these shareholders with their assets. For the first time we offered an exclusive deal on Barclays insurance products to our shareholders, offering special deals on general, motor and travel insurance. Further offers are being considered for 2006.

The main methods of communicating with private shareholders are the Annual Report, the Annual Review, the dividend mailings and the AGM.

Our e-view service enables shareholders to receive their documents electronically. It also gives shareholders immediate access to information relating to their personal shareholding and dividend history. Participants can also change their details and dividend mandates online and receive dividend tax vouchers electronically.

Annual General Meeting

All Directors are encouraged to attend the AGM and be available to answer shareholders’ questions. It has been our practice for a number of years that all resolutions are voted on a poll to ensure that the views of all shareholders are reflected proportionately. Each of the resolutions considered at the 2005 AGM was decided on a poll and a copy of the poll results is available from the Company Secretary or on the Company’s website, www.investorrelations.barclays.co.uk. The resolutions to be considered at our 2006 AGM will also be decided on a poll and the results will be made available on our website on 27th April 2006.

Signed on behalf of the Board

/s/ Matthew W Barrett
Matthew W Barrett
Chairman
9th March 2006

14	Barclays PLC Annual Report 2005

Corporate governance

Barclays report on remuneration

Statement from the Chairman of the Board HR and Remuneration Committee (the Committee)

The Committee provides governance and strategic oversight of Barclays Human Resource activities with particular emphasis on talent, remuneration and employee engagement.

Leigh Clifford and John Sunderland joined the Committee during 2005. All Committee members are independent non-executive Directors. The Committee meets a minimum of four times a year.

The focus of the Committee in 2005 was:

●	the introduction of a revised long-term incentive plan, the Performance Share Plan (PSP), which was approved by shareholders at the Barclays Annual General Meeting on 28th April 2005;

●	a formal review of compensation strategy for Barclays Global Investors;

●	the development of policies to manage the impact of the changes to the tax treatment of pensions (known as A day in the UK); and

●	talent management.

The Committee takes very seriously its commitment to good disclosure. The majority of this report details the remuneration of the individual Directors who served Barclays in 2005.

The following comments will provide context to the disclosures, and demonstrate the strong pay for performance link inherent in the design and operation of the Barclays remuneration plans:

●	Barclays performed strongly in 2005 with profit before tax and economic profit(a) up 15% and 12% respectively.

●	Barclays Total Shareholder Return (TSR) for the five years to the end of 2005 was 43%, compared with 6% for the FTSE 100 Index.

●	Annual bonus levels vary by executive Director to reflect a combination of performance of the Group, the businesses and the individual.

●	The main performance condition for executive Directors in the Incentive Share Option Plan (the ISOP) is TSR relative to a peer group of 11 other major international banks. This performance condition is very stretching. The maximum number of shares under option vests only if Barclays is ranked first in the peer group. For the 2002 grant under the ISOP, which vested in 2005, Barclays was ranked fourth in the peer group(b). This was sufficient for only 25% of the maximum number of shares under the TSR condition to vest. The remaining 75% lapsed.

The Committee unanimously recommends that you vote to approve the report at the AGM.

Signed on behalf of the Board

/s/ Sir Nigel Rudd
Sir Nigel Rudd
Board HR and Remuneration Committee Chairman
9th March 2006

Notes

(a)	Economic profit comprises profit after tax and minority interests, less a charge representing the Group’s cost of capital. Please refer to the economic profit reconciliation on page 286.

(b)	The peer group for the 2002 ISOP was: Abbey National, ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, Lloyds TSB, Royal Bank of Scotland and Standard Chartered.

Barclays PLC Annual Report 2005	15

Corporate governance

Barclays report on remuneration

Board HR and Remuneration Committee Members

The Committee comprises the following independent non-executive Directors:

Sir Nigel Rudd, Chairman
Sir David Arculus Sir Richard Broadbent Leigh Clifford (appointed 1st July 2005) John Sunderland (appointed 1st July 2005)

The Committee members are considered by the Board to be independent of management and free from any business or other relationship that could materially affect the exercise of their independent judgement. The constitution and operation of the Committee comply with the Provisions on the Design of Performance Related Remuneration in the Combined Code adopted by the Financial Reporting Council.

The Chairman of the Committee presents a report of each meeting to the full Board.

Advisers to the Committee

The Committee has access to independent consultants to ensure that it receives independent advice. Advisers are appointed by the Committee for specific pieces of work, as necessary, and are required to disclose to the Committee any potential conflict of interest.

In 2005, Kepler Associates(a) were appointed to provide independent advice to Committee members on remuneration matters.

The Chairman of the Board, the Group Chief Executive, the Human Resources Director and, as necessary, members of the Group Executive Committee, also advise the Committee, supported by their teams. They are not permitted to participate in discussions or decisions relating to their own remuneration. The Human Resources Director is responsible for providing professional support to line management in HR policy and administration and for monitoring compliance with prescribed policy and programmes across Barclays. The Human Resources Director is not a Board Director and is not appointed by the Committee.

Remuneration Policy

We are committed to using reward to drive a high-performance culture. Executive Directors can expect outstanding reward if performance is outstanding and below median reward for below median performance. This philosophy applies to reward policies and practices for all employees in the Group. The Committee considers reward levels across the Group when determining remuneration for executive Directors.

Barclays remuneration policy is to:

●	incentivise excellence and balance in both short term (one year) and longer term (three years plus) performance such that the goal of achieving top quartile TSR is met and sustained;

●	enable the Group to attract and retain people of proven ability, experience and skills in the pools in which we compete for talent;

Note

(a)	Kepler Associates have given their written consent to the inclusion of references to their name in the form and context in which it appears.

(b)	Barclays Guiding Principles were introduced during 2005 and provide all parts of the Group with a unifying set of priorities. They are: Winning Together, Best People, Client/Customer Focused, Pioneering and Trusted.

(c)	The PSP has replaced the Incentive Share Option Plan (ISOP) as the principal long-term incentive plan. Awards made in 2004 were made under the ISOP; awards made in 2005 were made under the PSP.
●	encourage behaviour consistent with Barclays Guiding Principles(b) which leads to excellence and the appropriate balance in: financial performance, governance and controls, customer service, human resource management, brand and reputation management, and risk management;

●	promote attention to maximising personal contribution, contribution to the business in which the individual works, and contribution to the Group overall; and

●	ensure, both internally and externally, that remuneration policies and programmes are transparent, well communicated, easily understood and serve well the interests of shareholders.

The graph below shows the TSR for the FTSE 100 Index and Barclays since 31st December 2000. The FTSE 100 Index is the index of the 100 largest UK quoted companies by market capitalisation. It is a widely recognised performance comparison for large UK companies. It shows that, at the end of 2005, a hypothetical £100 invested in Barclays on 31st December 2000 would have generated a total return of £43, compared with a gain of £6 if invested in the FTSE 100 Index. Barclays therefore outperformed the FTSE 100 Index for this period.

Source: Thomson Financial

This graph shows the value, at 31st December 2005, of £100 invested in Barclays on 31st December 2000 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends. The Directors’ Remuneration Report Regulations 2002 require that the graph shows TSR for the five years ending with the relevant financial year.

Reward for executive Directors

Reward for the executive Directors and other senior executives comprises:

●	base salary;

●	annual bonus including mandatory deferral into Barclays shares (the Executive Share Award Scheme (ESAS));

●	the Performance Share Plan (PSP)(c); and

●	pension and other benefits.

The Committee reviews the elements of reward relative to the practice of other comparable organisations. Reward is benchmarked against the markets in which we compete for talent. This includes benchmarking against other leading international banks and financial services organisations, and other companies of similar size to Barclays in the FTSE 100 Index.

16	Barclays PLC Annual Report 2005

Each element of reward is important and has a specific role in achieving the aims of the remuneration policy. The combined potential remuneration from bonus and PSP outweigh the other elements, and are subject to performance conditions, thereby placing the majority of total reward at risk. The relative weighting of each of the key elements of executive Director remuneration (excluding pension and benefits) is shown below. The composition of Robert E Diamond Jr’s compensation is shown separately. His arrangements reflect general practice in the investment banking industry.

	‘FIXED’	‘AT RISK’
	Base salary	Annual performance bonus (Maximum)		Performance Share Plan (Maximum) Fair value
		Cash	Shares

Chief Executive and typical executive Director	20%	37.5%	12.5%	30%

Robert E Diamond Jr	2%	49%	16%	33%

The purpose of each element of remuneration for executive Directors is summarised in the table below and discussed in greater detail in the sections that follow.

Compensation element	Purpose	Delivery	Policy

Base salary	To reflect the market value of the individual and their role	● Cash ● Monthly	● Reviewed annually, with changes typically effective on 1st April
● Pensionable

Annual performance bonus	To incentivise the delivery of annual goals, at the Group, business division and individual levels	● 75% cash ● 25% deferred Barclays shares under ESAS ● Annual ● Non-pensionable	Based on annual performance: ● Group financial results (EP and PBT): 30-40% weighting ● Business unit financial results (EP and PBT): 30-40% ● weighting Leadership: 30-40% weighting

Performance Share Plan	To reward the creation of above median, sustained growth in shareholder value	● Free shares subject to a performance condition ● Annual awards that vest after three years ● Non-pensionable

●         Discretionary awards

●         Reviewed annually

●         Barclays performance over three years determines the number of performance shares released to each individual

●         For awards made in 2005, EP threshold, thereafter TSR performance scale

●         No vesting if TSR ranking is at median or below relative to the peer group

●         For awards to be made in 2006, 50% under a TSR metric and 50% using an EP metric

Pension	To provide market competitive post-retirement benefit	● Deferred cash ● Monthly	● Normal retirement age 60 ● Closed non-contributory, defined benefit scheme or Defined contribution scheme or Cash allowance in lieu of pension contributions

Barclays PLC Annual Report 2005	17

Corporate governance

Barclays report on remuneration

The component parts for each executive Director are detailed in tables accompanying this report.

All the executive Directors meet the Committee’s guideline that, as a minimum, they should hold the equivalent of 1x their base salary in Barclays shares, including shares held on their behalf in ESAS.

Base Salary

The annual base salaries for the current executive Directors are shown in the table below:

	As at 31st Dec 2005	As at 1st April 2006	Date of previous increase

John Varley	£850,000	£900,000	1st Sep 2004
Robert E Diamond Jr	£250,000	£250,000	1st Mar1999
Gary Hoffman	£500,000	£625,000	1st Jan 2004
Naguib Kheraj	£500,000	£700,000	1st Jan 2004
David Roberts	£500,000	£600,000	1st Jan 2004

With effect from 1st January 2005, the start of his first financial year as Chairman, Matthew W Barrett’s salary reduced from £1.1m to £650,000. Also, with effect from 1st January 2005, he is not eligible for a performance bonus, pension contributions or further long-term incentive awards. His salary will not increase on 1st April 2006.

Annual Bonus Including Executive Share Award Scheme (ESAS)

75% of annual bonus is delivered as cash. The remaining 25% is delivered as a provisional allocation of shares under ESAS, which will normally not be released for at least three years and are subject to potential forfeit if the individual resigns and commences employment with a competitor business. See page 24 for details of the Scheme. The maximum bonus opportunity is tailored to the relevant market; this is typically 250% of base salary.

Performance Share Plan (PSP)

The Performance Share Plan (PSP) was approved by shareholders at the 2005 AGM. Performance shares are ‘free’ Barclays shares for which no exercise price is payable and which qualify for dividends. Performance share awards are communicated to participants as an initial allocation. This initial allocation is the ‘expected value’ of the award and is up to the higher of 150% of base salary or 75% of base salary and target annual bonus. Barclays performance over a three-year period determines the final number of shares that may be released to participants. After three years the trustee considers the release of performance shares based on the outcome of two performance conditions:

●	Before any shares are released, Barclays cumulative EP over the performance period must normally be greater than the total for the previous three-year period.

●	For 2005 awards, a multiplier applies to the initial allocation based on Barclays total shareholder return compared to a peer group of major international banks, measured over the three-year performance period (2005 to 2007).

For 2006 awards, 50% of each award will be subject to a relative TSR metric and 50% subject to an EP metric. Relative TSR and EP are both considered to be good measures of value creation to shareholders.

The comparator banks for the 2005 and 2006 awards are:(a)

UK	Mainland Europe	US
HBOS	ABN Amro	Citigroup
HSBC	BBVA	JP Morgan Chase
Lloyds TSB	BNP Paribas
Royal Bank of Scotland	Deutsche Bank
UBS

The performance scale for the 2005 allocation is:(b)

Barclays TSR ranking in the peer group of 12	Multiplier applying to the initial allocation	Number of shares that vest (as a % of maximum)	Example based on initial allocation of 75,000 shares
1st	3 x	100%	225,000
2nd	2.5 x	83%	187,500
3rd	2 x	67%	150,000
4th	1.5 x	50%	112,500
5th	1.25 x	42%	93,750
6th	1 x	33%	75,000
7th or below	0	0	0

Notes

(a)	The reserve companies for the 2005 and 2006 awards are Banco Santander, Morgan Stanley, Bank of America and Wachovia.

(b)	The estimated ‘expected value’ is 33% of the maximum vesting level.

There is no vesting unless Barclays is ranked above median on relative TSR. This is also the scale for the TSR element of the 2006 awards.

The vesting scale is illustrated in the chart below.

Retained Incentive Opportunity

Mr Diamond retains an opportunity to be considered for an award in February 2008 up to a maximum value of £14.85m, subject to performance criteria based on the delivery of EP at Barclays Capital over the period 2005 to 2007. Details of the award are provided on page 25.

Incentive Share Option Plan (ISOP)

The plan was not used for awards to executive Directors in 2005. Details of the plan can be found on page 27. Awards in 2003 and 2004 under the ISOP include financial metrics or thresholds. These have been adjusted where necessary to neutralise the effect of the introduction of the International Financial Reporting Standards.

18	Barclays PLC Annual Report 2005

Sharesave

All eligible employees including executive Directors have the opportunity to participate in Barclays Sharesave Scheme. Sharesave is an HMRC (Her Majesty’s Revenue and Customs) approved all-employee share plan. HMRC does not permit performance conditions to be attached to the exercise of Sharesave options. Under the plan, participants are granted options over Barclays PLC ordinary shares. Each participant may save up to £250 per month to purchase Barclays shares at a discount. For the 2005 grant, the discount was 20% of the market value at the time the option was granted. Following the 2005 invitation, a total of 41,000 employees were participants in Sharesave with 86 million shares under option.

Sharepurchase Plan

The Sharepurchase Plan was introduced in January 2002. It is an HMRC approved all-employee share plan. The plan is open to all eligible UK employees including executive Directors. Under the plan, participants are able to purchase up to £1,500 worth of Barclays PLC ordinary shares each year, which, if kept in trust for five years, can be withdrawn from the plan tax-free. Any shares in the plan will earn dividends in the form of additional shares, which must normally be held by the trustee for three years before being eligible for release.

To encourage employee ownership of Barclays shares, with effect from 5th April 2005, Barclays matches, share for share, the first £600 each employee invests in Sharepurchase in each tax year.

At 31st December 2005, 15,500 employees were participants in the plan, with a total of 6.5 million shares held on their behalf by the Plan Trustee.

Dilution

The outstanding awards under the ISOP and Sharesave schemes are intended to be satisfied by the issue of new Barclays shares or through treasury shares in aggregate within the limits agreed by shareholders when these plans were approved. These limits comply with the Association of British Insurers’ guidelines relating to dilution from employee share plans. The overall limits under the guidelines are that no more than 10% of a company’s issued share capital may be used in any ten-year period, of which up to 5% may be used for management plans. As at 31st December 2005, Barclays headroom under these limits was 3.8% and 2.2% respectively.

Employees’ Benefit Trusts (EBT)

The shares provided to employees in the ESAS and the PSP are held in an EBT. The trustees of the Barclays EBT have informed the Bank that their normal policy is to abstain in any shareholder voting, in respect of the Barclays shares held in trust.

Pensions

A pension is normally payable on retirement at contractual retirement date (normally 60) and is calculated either by reference to an executive Director’s length of service and pensionable salary, normally on the basis of 1/60th per year of service, or to a money purchase arrangement, depending upon date of hire. Annual performance related bonuses are not included in pensionable pay.

John Varley is a member of a closed non-contributory pension scheme and his contract provides for a pension of 60% of pensionable salary, without reduction for early retirement, if he retires from age 55 with 28 years’ service, and two-thirds of pensionable salary at age 60 with 33 years’ service.

Robert E Diamond Jr is a member of the US defined benefit pension plan and 401K defined contribution plan on similar terms to other Barclays senior executives in the US.

From 6th April 2006, when the simplification of pensions taxation takes effect, executive Directors with pension funds close to, or above, the Lifetime Allowance will be eligible to opt for a cash allowance instead of continued pension accrual. The allowance will be no more than the approximate cost of funding the existing pension benefit.

Service Contracts

The Group has service contracts with its Chairman and executive Directors. The effective dates of the contracts for the Chairman and executive Directors who served during 2005 are shown in the table below. The service contracts do not have a fixed term but provide for a notice period from the Group of one year and normally for retirement at age 60. The Committee’s policy is that executive Directors’ contracts should allow for termination with contractual notice from the Company, except in circumstances of gross misconduct when notice is not given.

The Committee’s approach when considering payments in the event of termination is to take account of the individual circumstances including the reason for termination, contractual obligations and share scheme rules.

Directors(a)	Effective date of contract	Notice period	Normal retirement date	Potential compensation for loss of office

Matthew W Barrett(b)	1st Sept 2004	1 year	n/a	1 year’s contractual remuneration
John Varley	1st Sept 2004	1 year	31st Mar 2016	“
Robert E Diamond Jr	1st Jun 2005	1 year	26th July 2016	“
Gary Hoffman	1st Jan 2004	1 year	20th Oct 2020	“
Naguib Kheraj	1st Jan 2004	1 year	14th Jul 2024	“
David Roberts	1st Jan 2004	1 year	11th Sep 2022	“

Former Director
Roger Davis	1st Jan 2004	1 year	n/a	–

Notes

(a)	Details of executive Directors standing for re-election at the 2006 AGM are set out on page 5.

(b)	There is no formal retirement date under Matthew W Barrett’s contract. However, his pension may not commence later than 20th September 2019 (age 75).

Barclays Capital and Barclays Global Investors (BGI)

The Committee has established frameworks for the governance of remuneration in these businesses. Ranges have been set for key financial and compensation ratios such as operating costs to net revenue, compensation to pre-compensation profit before tax and bonus expenditure as a percentage of pre-bonus profits. The Committee approves aggregate bonus and long-term incentive expenditure, and strategic investment for new hires. The Committee also approves individual compensation for the members of the management teams.

Barclays PLC Annual Report 2005	19

Corporate governance

Barclays report on remuneration

Non-executive Directors

The Board determines the fees of non-executive Directors and the fees are reviewed annually. The fee structure is shown below.

Base fee	£55,000
Chairman of Board Audit Committee	£40,000
Chairman of Board Risk Committee	£25,000
Members of the Board Audit Committee	£20,000
Members of the following Board Committees: Risk, HR and Remuneration and Corporate Governance and Nominations	£15,000

As Deputy Chairman, Sir Nigel Rudd receives £200,000, without any additional fee for chairing the Board HR and Remuneration Committee. Similarly, as Chairman, Matthew W Barrett receives a salary of £650,000, without any additional fee for chairing the Board Corporate Governance and Nominations Committee. Sir Richard Broadbent receives an additional £25,000 in respect of his role as Senior Independent Director.

The Board’s policy is that fees should reflect individual responsibilities and membership of Board Committees. Barclays encourages its non-executive Directors to build up a holding in the Company’s shares. £20,000 of each Director’s basic fee of £55,000 is used to buy shares in the Company. These shares, together with reinvested dividends, are retained on behalf of the non-executive Directors until they retire from the Board. They are included in the table of Directors’ interests in ordinary shares of Barclays PLC on page 28. Non-executive Directors do not receive awards in share schemes for employees, nor do they accrue pension benefits from Barclays for their non-executive services.

Non-executive Directors do not have service contracts but each has a letter of appointment. For each non-executive Director, the effective date of their appointment, notice period and the Group’s liability in the event of early termination are shown in the following table.

Non-executive Directors	Effective date of letter of appointment	Notice period	Group liability in the event of early termination

Sir David Arculus	1st Feb 1997	6 months	6 months’ fees

Sir Richard Broadbent	1st Sep 2003	“	“

Leigh Clifford	1st Oct 2004	“	“

Dr Danie Cronjé	1st Sep 2005	“	“

Professor Dame Sandra Dawson	1st Mar 2003	“	“

Sir Andrew Likierman	1st Sep 2004	“	“

Sir Nigel Rudd	1st Feb 1996	“	“

Stephen Russell	25th Oct 2000	“	“

Robert Steel	1st Jun 2005	“	“

John Sunderland	1st Jun 2005	“	“

Former Director Dr Jürgen Zech	30th Jul 2002	–	–

Each appointment is for an initial six-year term, renewable for a single term of three years thereafter, with the exception of Sir Nigel Rudd, whose appointment as Deputy Chairman is reviewed annually.

Details of non-executive Directors standing for re-election at the 2006 AGM are set out on page 5.

Future Policy

The Committee will keep the existing remuneration arrangements, as detailed in this Report, under review during 2006 and ensure that Barclays programmes remain competitive and provide appropriate incentive for performance. As usual, there will be individual reviews of base salary, annual bonus (including ESAS) and awards under the long-term incentive plans.

20	Barclays PLC Annual Report 2005

2005 Annual Remuneration(a)

	Salary and fees £000	Benefits(b) £000	Annual cash bonus £000	2005 Total £000	2004 Total £000	Executive Share Award Scheme ESAS(c)
						2005 £ 000	2004 £000

Chairman
Matthew W Barrett	650	54	–	704	2,827	–	715
Executive Directors
John Varley(d)	850	11	1,388	2,249	2,074	601	569
Robert E Diamond Jr(e)	146	7	4,375	4,528	–	1,896	–
Gary Hoffman(d)	500	11	563	1,074	1,335	244	358
Naguib Kheraj(d)(f)	500	126	825	1,451	1,563	358	406
David Roberts(d)	500	11	825	1,336	1,279	358	333
Non-executive Directors(g)
Sir David Arculus	83	–	–	83	68	–	–
Sir Richard Broadbent	123	–	–	123	83	–	–
Leigh Clifford	60	–	–	60	13	–	–
Dr Danie Cronj(h)	129	3	–	132	–	–	–
Professor Dame Sandra Dawson	71	–	–	71	62	–	–
Sir Andrew Likierman	86	–	–	86	26	–	–
Sir Nigel Rudd	179	–	–	179	98	–	–
Stephen Russell	127	–	–	127	93	–	–
Robert Steel(i)	39	–	–	39	–	–	–
John Sunderland(j)	40	–	–	40	–	–	–
Former Directors
Roger Davis(k)	468	13	1,031	1,512	1,337	–	358
Dr Jürgen Zech(l)	49	–	–	49	62	–	–

Notes

(a)	Emoluments include amounts, if any, payable by subsidiary undertakings. Amounts payable to Dr Danie Cronjé include an amount of R1,193,275 (£109,734) in respect of his Chairmanship of Absa Group Limited. Dr Cronjé also received R37,913 (£3,486) of benefits in respect of his Chairmanship of Absa Group Limited.

(b)	The Chairman and executive Directors receive benefits in kind, which may include life and disability cover, the use of a Company owned vehicle or cash equivalent, medical insurance and tax advice on similar terms to other senior executives.

(c)	The amounts shown for ESAS represent payments which are expected to be made to the trustee to fund the provisional allocation of shares in 2006, including a maximum potential 30% bonus share element.

(d)	John Varley is a Director of Ascot Authority (Holdings) Limited and British Grolux Investments Limited, for which he received fees of £24,648 and £6,000 respectively in 2005. Gary Hoffman is a Director of Visa (Europe) Limited, for which he receives no fee and Trinity Mirror plc, for which he received fees of £39,521 in 2005. Naguib Kheraj is a member of the Board of Governors of the Institute of Ismaili Studies, for which he receives no fee. Naguib Kheraj and David Roberts are non-executive Directors of Absa Group Limited and Absa Bank Limited. They have each waived their fees, which were paid to Barclays. The respective fees for 2005 were R161,033 (£14,809) and R140,366 (£12,908).

(e)	Robert E Diamond Jr joined the Board on 1st June 2005. The amount shown is for the period from that date.

(f)	Naguib Kheraj received an allowance of 23% of base salary (£115,000) in lieu of pension contributions.

(g)	Fees to non-executive Directors include an amount of £20,000 per annum which, after tax, is used to buy Barclays PLC ordinary shares for each non-executive Director. Further details are provided on page 20.

(h)	Dr Danie Cronjé was appointed as a non-executive Director on 1st September 2005.

(i)	Robert Steel was appointed as a non-executive Director on 1st June 2005.

(j)	John Sunderland was appointed as a non-executive Director on 1st June 2005.

(k)	Roger Davis ceased to be a Director on 8th December 2005; his 2005 salary and bonus are pro-rated up to this date. His contract provides for a notice period of 12 months or contractual pay in lieu of notice for 12 months, subject to mitigation if alternative employment is found during the period of pay in lieu of notice. Contractual pay on termination includes base salary (£500,000), pension contribution (£115,000) and a bonus capped at 100% of current base salary (£500,000), totalling £1,115,000. The notice period will commence on 1st April 2006. The contract provides for a discretionary bonus in respect of part-year service up to the date the notice period starts. The bonus for the period 1st January 2006 to 31st March 2006 will be £250,000.

(l)	Dr Jürgen Zech resigned from the Board on 28th April 2005.

Barclays PLC Annual Report 2005	21

Corporate governance

Barclays report on remuneration

Executive Directors’ annual pension accrued assuming retirement at contractual age(a)(b)(c)

	Age at 31st December 2005	Completed years of service	Accrued pension at 31st December 2004(d) £000	Pension accrued during 2005 (including increase for inflation) (e) £000	Pension accrued during 2005 (excluding inflation) £000	Accrued pension at 31st December 2005 £000	Transfer value of accrued pension at 31st December 2004(d) £000	Transfer value of accrued pension at 31st December 2005 £000	Increase in transfer value during the year(e) £000	Other contribu- tions made in 2005 £000
Chairman
Matthew W Barrett(f)	61	6	–	–	–	–	–	–	–	–
Executive Directors
John Varley(g)(h)	49	23	307	67	59	374	4,705	6,338	1,633	–
Robert E Diamond Jr(h)(i)(j)	54	9	33	4	4	37	186	207	21	7
Gary Hoffman(g)(h)	45	23	185	13	8	198	1,488	1,723	235	–
Naguib Kheraj(k)	41	8	–	–	–	–	–	–	–	–
David Roberts(g)(h)	43	22	177	13	8	190	1,295	1,503	208	–
Former Director
Roger Davis(l)	49	8	–	–	–	–	–	–	–	108

Notes

(a)	Pension accrued during the year represents the increase in accrued pension (including inflation at the prescribed rate of 2.7%), which occurred during the entire year with the exception of Robert E Diamond Jr (see Note (e)). These pensions paid from the final salary section of the pension fund are reviewed annually. Pensions increase by a minimum of the increase in the retail price index (up to a maximum of 5%), subject to the scheme rules.

(b)	The transfer values have been calculated in a manner consistent with ‘Retirement Benefit Schemes – Transfer Values (GNII)’ published by the Institute of Actuaries and the Faculty of Actuaries.

(c)	The tax simplification in the Finance Act 2004 will introduce new maximum limits on tax-approved pension benefits. The Committee’s policy is not to increase executive Directors’ benefits to mitigate changes in tax treatment. Individuals with pension benefits affected by the new Lifetime Allowance and who opt out of the scheme for future accrual will be permitted to receive a taxable cash allowance in lieu of pension accrual after 6th April 2006. The allowance will be no more than the approximate cost of funding the existing pension benefit.

(d)	Accrued pension and transfer value of accrued pension shown as at 31st December 2004 for all individuals with the exception of Robert E Diamond Jr. His accrued pension and transfer value of accrued pension are shown as at 1st June 2005 when he was appointed to the Board.

(e)	This relates to the full financial year for all individuals with the exception of Robert E Diamond Jr for whom growth is calculated from 1st June 2005 when he was appointed to the Board.

(f)	Matthew W Barrett is not a member of the Group’s main pension schemes. A notional fund has been accrued on his behalf outside the pension scheme; no contributions were made to this in 2005. Pension benefits for the other Directors shown above are provided on a funded basis. In the event of Mr Barrett’s death before leaving employment, a capital sum of up to four times salary would be payable.

(g)	The Group has a closed non-contributory pension scheme, which provides that, in the case of death before retirement, a capital sum of up to four times salary is payable together with a spouse’s pension of approximately 50% of the member’s prospective pension at retirement. For death in retirement, a spouse’s pension of approximately 50% of the member’s pre-commutation pension is payable. If a member, granted a deferred pension, dies before their pension becomes payable, their widow/widower will immediately be paid a pension of 50% of their deferred pension. In all circumstances, children’s allowances are payable, usually up to the age of 18. Enhanced benefits are payable if a member is unable to continue to work as a result of serious ill health. Gary Hoffman and David Roberts are members of the closed non-contributory pension scheme with benefits of 1/60th of final pensionable salary per year of service. Their Normal Retirement Age is 60. John Varley is also a member of the closed non-contributory pension scheme and he is entitled to a pension of 60% of pensionable salary without reduction for early retirement if he retires from age 55 and two-thirds of pensionable salary at age 60.

(h)	The accrued pension amounts at the end of the year for Gary Hoffman, Robert E Diamond Jr, David Roberts and John Varley are the values if the Director left service on that date.

(i)	Robert E Diamond Jr is a member of the Group’s non-contributory qualified pension plan and the restoration defined benefit pension plan in the USA. The qualified plan provides benefits of 1/60th of final average pensionable pay plus 0.3% of final average pensionable pay in excess of covered compensation formula for each year of service (to a maximum of 30 years). The normal retirement age is 65. On death before retirement, a spouse’s pension is payable of approximately 50% of the benefit the member would have received if he had retired under early retirement on his date of death. On death after retirement a spouse’s pension of 50% of the member’s pension is payable. Enhanced benefits are payable if the member qualifies for disability benefits. The exchange rates on 1st June 2005 and 31st December 2005 were $1.82 to £1 and $1.72 to £1 respectively.

The restoration plan restores reductions in benefits under the qualified plan resulting from the relevant compensation and benefit limitations under the Internal Revenue Code.

(j)	Robert E Diamond Jr is also a member of the 401K defined contribution plan. This is a standard pension arrangement for US employees. Contributions made under this plan have been pro-rated for his time on the Board. Exchange rate $1.77 to £1.

(k)	Naguib Kheraj receives a cash allowance of 23% of salary, in lieu of pension contributions.

(l)	Roger Davis received a money purchase pension contribution of 23% of his salary. He ceased to be a Director on 8th December 2005 and the number shown above is pro-rated on this basis.

22	Barclays PLC Annual Report 2005

Executive Directors: illustration of change in value of Barclays PLC shares owned beneficially, or held under option or awarded under employee share plans during the year (a)

	Number at 31st December 2005							Notional value based on share price of £5.86(f)	Notional value based on share price of £6.11(g)	Change in notional value £
	Shares owned beneficially (b)	Executive Share Award Scheme(c)	Performance Share Plan(d)	Executive Share Option Scheme	Incentive Share Option Plan(e)	Sharesave	Total
Chairman
Matthew W Barrett	302,264	350,534	–	766,628	2,832,000	2,479	4,253,905	7,416,875	8,480,351	1,063,476
Executive Directors
John Varley	360,049	206,074	142,045	–	880,000	4,096	1,592,264	5,388,668	5,786,735	398,067
Robert E Diamond Jr	1,512,575	6,261,163	52,083	100,000	520,000	–	8,445,821	46,633,767	48,743,151	2,109,384
Gary Hoffman(h)	172,702	482,148	75,758	–	700,000	6,091	1,436,699	5,311,750	5,668,124	356,374
Naguib Kheraj	8,550	937,361	87,121	60,000	480,000	4,007	1,577,039	6,795,300	7,189,560	394,260
David Roberts	78,191	334,844	75,758	–	480,000	5,227	974,020	3,481,500	3,724,712	243,212
Former Director
Roger Davis	99,970	511,688	75,758	–	440,000	2,714	1,130,130	4,621,463	4,903,995	282,532

Notes

(a)	The register of Directors’ interests, which shows full details of Directors’ current share awards and options, is available for public inspection at the Group’s head office in London.

(b)	The number shown includes shares held under the Sharepurchase Plan.

(c)	Executive Share Award Scheme (ESAS) includes the maximum potential 30% bonus share element.

(d)	The number of shares shown represent initial allocation shares.

(e)	The number of shares shown represent the target award shares under option, or the actual number of shares under option if the award has vested.

(f)	The value is based on the share price as at 31st December 2004. The notional value of shares under option under the Incentive Share Option Plan (ISOP), Executive Share Option Scheme (ESOS) and Sharesave have been set at zero where the market price at 31st December 2004 is lower than the exercise price per share.

(g)	The value is based on the share price as at 31st December 2005. The notional value of shares under option under ISOP, ESOS and Sharesave has been set at zero where the market price at 31st December 2005 is lower than the exercise price per share.

(h)	On 10th January 2006 Gary Hoffman acquired a further 1,008 shares as a result of an option exercise on 23rd December 2005 under the Sharesave Plan.

(i)	Market price per share at 31st December 2005 was 611p. The highest and lowest market prices per share during the year were 614.5p and 519.5p respectively.

(j)	Under PSP, ESAS, ISOP and ESOS, nothing was paid by these participants on the grant of options or awards.

Barclays PLC Annual Report 2005	23

Corporate governance

Barclays report on remuneration

Executive Directors: shares provisionally allocated and shares under option under Executive Share Award Scheme (ESAS)(a)

		During 2005
	Number at 1st January 2005	Awarded in respect of the results for 2004	Released(b)	Market price at release date £	Exercised(c)	Market price at exercise date £	Bonus shares lapsed	Number at 31st December 2005
Chairman
Matthew W Barrett	293,460	120,982	–	–	58,992	5.51	4,916	350,534
Executive Directors
John Varley	139,695	96,235	29,856	5.65	–	–	–	206,074
Robert E Diamond Jr(d)	6,463,174	–	202,011	6.02	–	–	–	6,261,163
Gary Hoffman	300,002	60,490	14,928	5.65	–	–	–	345,564
Naguib Kheraj	868,622	68,739	–	–	–	–	–	937,361
David Roberts	288,717	56,367	10,240	5.65	–	–	–	334,844
Former Director
Roger Davis	587,682	60,490	136,484	5.65	–	–	–	511,688

Shares under option under ESAS and voluntary ESAS at 31st December 2005 (with the exception of voluntary ESAS, shares under option are included in aggregate figures above)

	Nil cost option granted at 3rd anniversary(e)	Nil cost option held under voluntary ESAS(f)	Date from which exercisable	Latest expiry date
Chairman
Matthew W Barrett	–	–	–	–
Executive Directors
John Varley	45,352	–	23/02/04	25/02/07
Robert E Diamond Jr	428,380	–	23/02/04	23/02/06
Gary Hoffman	29,008	136,584	26/02/99	04/03/14
Naguib Kheraj	212,824	–	25/02/05	25/02/07
David Roberts	24,536	–	23/02/04	25/02/07
Former Director
Roger Davis	99,068	–	23/02/04	25/02/07

Notes

(a)	ESAS is a deferred share award plan in which awards are initially granted in the form of a provisional allocation that does not give rise to any entitlement to the shares. These awards were granted in the years 2001 to 2005, and include mandatory bonus deferrals. For mandatory bonus deferrals under ESAS, the size of any award under ESAS is subject to the same Group and individual performance criteria as the annual cash bonus. Normally, the trustees will permit the executive to call for the shares from the end of the third year from grant of an award by granting a right to acquire shares (a nil cost option) exercisable for two years. As this nil cost option is part of the structure of an ESAS award described above, which is a deferred share award plan, it would not be appropriate to attach a performance condition to the exercise of options. If the right is not exercised, the trustees, will normally at the end of the fifth year, release all of the shares, including bonus shares equal to 30% of the basic award. If the right is exercised, an executive may lose the opportunity of receiving one-third of the bonus shares. The number of shares shown in the table includes the bonus shares where applicable.

(b)	The trustees may release additional shares to participants which represent accumulated net dividends in respect of shares under award. During 2005, the trustees released the following accumulated dividend shares – 6,074 to John Varley, 17,515 to Robert E Diamond Jr, 3,038 to Gary Hoffman, 2,081 to David Roberts and 27,780 to Roger Davis. These are not awarded as part of the original award and consequently are not included in the Released column.

(c)	The trustees may release additional shares to participants which represent accumulated net dividends in respect of the shares under award. During 2005, the trustees released 8,167 accumulated dividend shares to Matthew W Barrett. These are not included as part of the original award and consequently are not included in the Exercised column.

(d)	The number shown in the column headed ‘Number at 1st January 2005’ includes shares held by Robert E Diamond Jr which reflect interests built up over the course of successive years’ service with Barclays. The awards were related to Mr Diamond’s contribution to the performance of Barclays Capital, BGI and the Barclays Group. The number shown is at 1st June 2005, when he was appointed to the Board.

(e)	The shares under option shown in this column are already included in the numbers shown at 1st January 2005 and relate to provisional allocations made in 2001 and 2002 except that the figures do not include accumulated dividend shares under option as follows: 5,459 shares for John Varley, 40,501 for Robert E Diamond Jr, 3,428 for Gary Hoffman, 29,466 for Naguib Kheraj, 3,005 for David Roberts and 9,367 for Roger Davis. Under ESAS, a participant pays £1 to exercise an option, irrespective of the number of shares involved.

(f)	The shares under option in this column are not included in the numbers shown at 1st January 2005. Voluntary ESAS is an additional award under ESAS following a Director requesting that part of the cash bonus to which he would otherwise become entitled to be waived and is granted as a right to acquire shares which will be fully exercisable after five years.

(g)	Awards in respect of 2005 will be made in April 2006. Including a maximum potential 30% bonus shares, the awards will total £601,250 to John Varley, £3,250,000 to Robert E Diamond Jr, £243,750 to Gary Hoffman, £357,500 to Naguib Kheraj and £357,500 to David Roberts.

24	Barclays PLC Annual Report 2005

Executive Directors: awards under the Performance Share Plan (PSP)(a)

	Number at 1st January 2005	Initial allocation shares granted during 2005(b)	Maximum number of shares under award	Market price on award date £(c)	Performance period(d)	Vesting date	Number at 31st December 2005
Executive Directors
John Varley	–	142,045	426,135	5.32	01/01/05-31/12/07	16/06/08	142,045
Robert E Diamond Jr	–	52,083	156,249	5.32	01/01/05-31/12/07	16/06/08	52,083
Gary Hoffman	–	75,758	227,274	5.32	01/01/05-31/12/07	16/06/08	75,758
Naguib Kheraj	–	87,121	261,363	5.32	01/01/05-31/12/07	16/06/08	87,121
David Roberts	–	75,758	227,274	5.32	01/01/05-31/12/07	16/06/08	75,758
Former Director
Roger Davis	–	75,758	227,274	5.32	01/01/05-31/12/07	16/06/08	75,758

Notes

(a)	PSP is a long-term share incentive plan under which share awards are granted in the form of a provisional allocation of shares for which no exercise price is payable. The shares are scheduled for release in June 2008, to the extent that the relative TSR performance condition is achieved. Dividend shares will also be provided on the vested shares only.

(b)	The price used to convert the present fair value of the award to a number of shares was £5.28. This was an average over the period 8th June 2005 to 15th June 2005.

(c)	The price shown is the mid-market closing price on the date of the award.

(d)	The details of the performance conditions for PSP are included earlier in the Remuneration Report.

Executive Directors: Retained Incentive Opportunity(a)(b)

	Date of award	Maximum potential value £000s	Performance period	Vesting date

Robert E Diamond Jr	25/05/05	14,850	01/01/05-31/12/07	No later than 15/03/08

Notes

(a)	This Retained Incentive Opportunity is specific to Robert E Diamond Jr, under which he retains an opportunity broadly equivalent to a prior opportunity to participate in a Barclays Capital long-term incentive arrangement. It is intended to maintain close alignment of reward with Mr Diamond’s continued contribution to the performance of Barclays Capital. The performance measure is the cumulative Economic Profit (EP) performance of Barclays Capital during the period 1st January 2005 to 31st December 2007. To achieve the maximum potential value shown above, Barclays Capital would need to generate cumulative EP of £2bn over the performance period. If EP for the performance period is less than £500m, Mr Diamond will not be eligible for any award. If the minimum performance requirement of £500m EP is met, the potential value of the award would be in a range of £0.65m to £1.08m. The potential value of the Retained Incentive Opportunity between £500m cumulative EP and £2bn cumulative EP is subject to a performance curve graduated to deliver higher proportionate value at higher levels of cumulative EP. Mr Diamond must normally be in the employment of the Barclays Group on the vesting date, to remain eligible. In determining the potential value of the Retained Incentive Opportunity, the HR and Remuneration Committee will take into account Mr Diamond’s individual contribution during the performance period, and the underlying financial health of the Barclays Group. The amount and basis for determining any entitlement under the Retained Incentive Opportunity will not be altered to the advantage of Mr Diamond without prior approval of shareholders in general meeting.

(b)	Under the Retained Incentive Opportunity, 50% of any potential award would be payable in cash on the vesting date. A recommendation would be made to the trustee of the ESAS for an award of Barclays shares, deferred for 12 months in the form of a provisional allocation, in respect of the remaining 50%. The value under the Retained Incentive Opportunity is not pensionable.

Barclays PLC Annual Report 2005	25

Corporate governance

Barclays report on remuneration

Executive Directors: shares under option under Sharesave(a)

		During 2005			Information as at 31st December 2005
	Number held at 1st January 2005	Granted	Exercised	Number at 31st December 2005	Exercise price per share £	Weighted average exercise price £	Market price on date of exercise £	Date from which exercisable	Latest expiry date
Chairman
Matthew W Barrett	2,479	–	–	2,479	–	3.73	–	01/11/06	30/04/07
Executive Directors
John Varley	4,096	–	–	4,096	–	4.11	–	01/11/06	30/04/07
Robert E Diamond Jr	–	–	–	–	–	–	–	–	–
Gary Hoffman	6,874	225	1,008	6,091	3.08	3.90	6.12	01/11/06	30/04/13
Naguib Kheraj	10,319	–	6,312	4,007	3.08	4.08	5.63	01/11/05	30/04/10
David Roberts	4,483	744	–	5,227	–	3.79	–	01/11/05	30/04/11
Former Director
Roger Davis	2,714	–	–	2,714	–	3.50	–	01/11/05	30/04/06

Note

(a)	The Register of Directors’ interests, which shows full details of Directors’ current share awards and options, is available for inspection at the Group’s head office in London.

26	Barclays PLC Annual Report 2005

Executive Directors: plans used in previous years (Executive Share Option Scheme (ESOS), Incentive Share Option Plan (ISOP) and BGI Equity Ownership Plan (BGI EOP))

Executive Directors continue to have interests under the ESOS(a), ISOP(b) and BGI EOP(c) (as indicated in the table below). No awards were made to Directors under these plans during 2005.

Executive Directors: awards under plans used in previous years(d)

	Maximum number of shares under option at 1st January 2005	During the year(e)		Maximum number of shares under option at 31st December 2005	Market price on exercise date	Weighted average exercise price	Date from which exercisable	Latest expiry date	Target/vested number of shares at 31st December 2005(g)

		Exercised	Lapsed
					£	£

Chairman
Matthew W Barrett
ESOS(f)	766,628	–	–	766,628	–	4.43	04/10/02	03/10/09	766,628
ISOP	8,752,000	–	5,920,000	2,832,000	–	4.98	18/05/03	19/03/12	2,832,000

Executive Directors

John Varley
ISOP	2,340,000	–	280,000	2,060,000	–	4.45	18/05/03	22/03/14	880,000
Robert E Diamond Jr
ESOS	100,000	–	–	100,000	–	3.97	14/08/01	13/08/08	100,000
ISOP	1,620,000	–	280,000	1,340,000	–	4.42	12/03/04	22/03/14	520,000
BGI EOP	200,000	–	–	200,000	–	20.11	26/03/05	26/03/14	200,000
						to 26/03/07
Gary Hoffman
ISOP	1,800,000	–	280,000	1,520,000	–	4.34	18/05/03	22/03/14	700,000
Naguib Kheraj
ESOS	60,000	–	–	60,000	–	3.97	14/08/01	13/08/08	60,000
ISOP	1,580,000	–	220,000	1,360,000	–	4.40	12/03/04	22/03/14	480,000
David Roberts
ISOP	1,580,000	–	280,000	1,300,000	–	4.39	12/03/04	22/03/14	480,000

Former Director
Roger Davis
ISOP	1,420,000	–	160,000	1,260,000	–	4.36	12/03/04	22/03/14	440,000

Notes

(a)	Under the ESOS, options granted (at market value) to executives were exercisable only if the growth in earnings per share of the Company over the three-year period was, at least, equal to the percentage increase in the UK Retail Price Index plus 6% over the same period. The performance target for the 1999 ESOS grant was met.

(b)	Under the ISOP, executives were awarded options (at market value) over Barclays PLC ordinary shares which are normally exercisable after three years. The number of shares over which options can be exercised depends upon performance against specific targets. For ISOP awards granted in 2000 to 2003, the first 40,000 target shares under option for each award was subject to an Economic Profit metric. Any amount above 40,000 target shares was subject to a relative TSR metric. Awards in 2004 were subject to a relative TSR metric.

(c)	Robert E Diamond Jr received a grant under the BGI EOP in March 2004. He was not a Director of Barclays PLC at that time. The EOP is an option plan, approved by shareholders in 2000. Under the plan, participants receive an option to purchase shares in Barclays Global Investors UK Holdings Limited. The exercise price is based on the fair value at the time of grant. The option normally vests in three equal tranches on the first, second, and third anniversary of the date of grant. Participants are required to retain their shares for 355 days after the date of exercise, before they may be offered for sale.

(d)	The register of Directors’ interests, which shows full details of Directors’ current share awards and options, is available for public inspection at the Group’s head office in London.

(e)	No options were granted under these plans during 2005.

(f)	The independent trustee of the Barclays Group (ESOS) employees’ benefit trust granted Matthew W Barrett a share award in 1999 comprising of an option on similar terms to options granted under ESOS. For convenience these are described as granted under ESOS in the above table.

(g)	The number of shares shown represent the target award shares under option, or the actual number of shares under option if the award has vested. The target number of shares takes account of the stretch in the performance condition and the probability of vesting. A maximum number is shown for the BGI EOP.

Barclays PLC Annual Report 2005	27

Corporate governance

Barclays report on remuneration

Directors: interests in ordinary shares of Barclays PLC(a)

	At 1st January 2005(b)		At 31st December 2005
	Beneficial	Non- beneficial	Beneficial	Non- beneficial
Chairman
Matthew W Barrett	289,242	–	302,264	–
Executive Directors
John Varley(c)	338,451	–	360,049	–
Robert E Diamond Jr(c)(d)(h)	1,357,318	–	1,512,575	–
Gary Hoffman(c)	161,253	–	172,702	–
Naguib Kheraj(g)	2,238	–	8,550	–
David Roberts(c)(g)	67,405	–	78,191	–
Non-executive Directors(c)
Sir David Arculus	17,428	–	19,770	–
Sir Richard Broadbent	3,992	–	6,068	–
Leigh Clifford	2,000	–	3,460	–
Dr Danie Cronjé(e)(g)	–	–	2,000	–
Professor Dame Sandra Dawson	5,460	–	7,822	–
Sir Andrew Likierman	2,000	–	3,628	–
Sir Nigel Rudd	14,367	–	16,788	–
Stephen Russell	13,774	–	16,221	–
Robert Steel(f)	–	–	100,321	–
John Sunderland(f)	8,000	–	8,308	–

Notes

(a)	Beneficial interests in the table above represent shares held by Directors who were on the Board as at 31st December 2005, either directly or through a nominee, their spouse and children under 18. They include any interests held through Sharepurchase, but do not include any awards under ESAS, ISOP, PSP, ESOS and Sharesave schemes. At 31st December 2005, Matthew W Barrett and the executive Directors, together with other senior executives, were potential beneficiaries in respect of a total of 147,145,847 Barclays PLC ordinary shares (1st January 2005: 115,031,594) held by the trustees of the Barclays Group Employees’ Benefit Trusts. At 28th February 2006, a total of 156,556,203 shares were held by the trustees.

(b)	Or date appointed to the Board if later.

(c)	Between 31st December 2005 and 28th February 2006, John Varley, Gary Hoffman and David Roberts each purchased 40 ordinary shares through Sharepurchase. On 10th January 2006 Gary Hoffman acquired a further 1,008 ordinary shares as a result of an option exercise on 23rd December 2005 under the Sharesave Plan. On 21st February 2006, the non-executive Directors acquired ordinary shares pursuant to arrangements under which part of each Director’s fee is used to buy shares in Barclays. Ordinary shares were acquired by each non-executive Director as follows: Sir David Arculus – 1,084; Sir Richard Broadbent – 946; Leigh Clifford – 864; Dr Danie Cronjé – 669; Professor Dame Sandra Dawson – 983; Sir Andrew Likierman – 926; Sir Nigel Rudd – 1,083; Stephen Russell – 1,060; Robert Steel – 811; John Sunderland – 882. On 28th February 2006, Robert E Diamond Jr acquired 187,957 ordinary shares following the release of a provisional allocation made under ESAS. Except as described in this note, there were no changes to the beneficial or non-beneficial interests of Directors in the period 31st December 2005 to 28th February 2006.

(d)	Appointed to the Board 1st June 2005.

(e)	Appointed a non-executive Director 1st September 2005.

(f)	Appointed a non-executive Director 1st June 2005.

(g)	As at 1st September 2005, Dr Danie Cronjé also held 101,577 shares in Absa Group Limited. As at their date of appointment to the Board of Absa Group Limited (27th July 2005), Naguib Kheraj and David Roberts held no shares in Absa Group Limited. As at 31st December 2005, Naguib Kheraj, David Roberts and Dr Danie Cronjé held 1,200, 1,200 and 101,577 shares in Absa Group Limited, respectively.

(h)	As at 1st June 2005, Robert E Diamond Jr also held 100,000 ‘A’ ordinary shares in Barclays Global Investors UK Holdings Limited, which shares were also held as at 31st December 2005.

28	Barclays PLC Annual Report 2005

Corporate governance

Accountability and audit

Accountability and Audit

Going Concern

The Directors confirm they are satisfied that the Company and the Group have adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing the accounts.

Internal Control

The Directors have responsibility for ensuring that management maintain an effective system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. Throughout the year ended 31st December 2005, and to date, the Group has operated a system of internal control which provides reasonable assurance of effective and efficient operations covering all controls, including financial and operational controls and compliance with laws and regulations. Processes are in place for identifying, evaluating and managing the significant risks facing the Group in accordance with the guidance ‘Internal Control: Guidance for Directors on the Combined Code’ issued by the Institute of Chartered Accountants in England and Wales. The Board regularly reviews these processes through the Board Committees.

The Directors review the effectiveness of the system of internal control semi-annually. An internal control compliance certification process is conducted throughout the Group in support of this review. The effectiveness of controls is periodically reviewed within the business areas. Quarterly risk reports are made to the Board covering risks of Group significance including credit risk, market risk and operational risk, including legal and compliance risk. Regular reports are made to the Board Audit Committee by management, Internal Audit and the Compliance and Legal functions covering particularly financial controls, compliance and operational controls. Reports covering risk measurement standards and risk appetite are made to the Board Risk Committee.

The key document for the Group’s internal control processes is the Group Internal Control and Assurance Framework (‘GICAF’), which describes the Group’s approach to internal control and details Group policies and processes. The GICAF is reviewed and approved on behalf of the Group Chief Executive by the Group Governance and Control Committee. Further details of risk management procedures are given in the Risk management section on pages 34 to 78.

The system of internal financial and operational controls is also subject to regulatory oversight in the United Kingdom and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation on page 85 and 86.

Statement of Directors’ Responsibilities for Accounts

The following statement, which should be read in conjunction with the Auditors’ report set out on page 116, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit or loss for the financial year.

The Directors consider that, in preparing the accounts on pages 118 to 267, and the additional information contained on pages 268 to 297, the Group has used appropriate accounting policies, supported by reasonable judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

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

Disclosure Controls and Procedures

The Group Chief Executive, John Varley, and the Group Finance Director, Naguib Kheraj, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31st December 2005, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within specified time periods. As of the date of the evaluation, the Group Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective. The Group Chief Executive and Group Finance Director also concluded that no significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to their evaluation.

Signed on behalf of the Board

/s/ Matthew W Barrett
Matthew W Barrett
9th March 2006

Barclays PLC Annual Report 2005	29

Presentation of information

Presentation of Information

Barclays PLC is a public limited company registered in England and Wales under company number 48839. The Company, originally named Barclay & Company Limited, was incorporated in England and Wales on 20th July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares. The company name was changed to Barclays Bank Limited on 17th February 1917 and it was reregistered in 1982 as a public limited company under the Companies Acts 1948 to 1980. On 1st January 1985, the company changed its name to Barclays PLC.

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

The term ‘Barclays PLC Group’ means Barclays PLC together with its subsidiaries and the term ‘Barclays Bank PLC Group’ means Barclays Bank PLC together with its subsidiaries. ‘Barclays’ and ‘Group’ are terms which are used to refer to either of the preceding groups when the subject matter is identical. The term ‘Company’ or ‘parent Company’ refers to Barclays PLC and the term ‘Bank’ refers to Barclays Bank PLC. ‘Woolwich plc’ is used, as the context requires, to refer to Woolwich plc and its subsidiaries. The term ‘Absa Group Limited’ is used to refer to Absa Group Limited and its subsidiaries and the term ‘Absa’ is used to refer to the component of the International Retail and Commercial Banking segment represented by this business. In this report, the abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling respectively; the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of US Dollars respectively and ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros respectively.

Statutory Accounts

The consolidated accounts of Barclays PLC and its subsidiary are set out on pages 118 to 283 along with the accounts of Barclays PLC itself on pages 118 to 267. The consolidated accounts of Barclays Bank PLC and its subsidiaries are set out on pages 271 to 283. The accounting policies on pages 118 to 129 and the Notes commencing on page 138 apply equally to both sets of accounts unless otherwise stated.

Adoption of IFRS

The Group has adopted the requirements of International Financial Reporting Standards and International Accounting Standards (collectively IFRS) as adopted by the European Union for the first time for the purpose of preparing financial statements for the year ended 31st December 2005. The IFRS accounting policies, including the choices made under IFRS 1 for the transition are set out, on pages 118 to 129.

First-time application of IFRS relating to Financial Instruments and Insurance Contracts

In addition to the options described above, IFRS 1 also includes specific transitional provisions for International Accounting Standard 32, ‘Financial Instruments, Disclosure and Presentation’, International Accounting Standard 39, ‘Financial Instruments – Recognition and Measurement’ and International Financial Reporting Standard 4, ‘Insurance Contracts’. The Group has decided to adopt these provisions and therefore has not applied these standards to the 2004 comparatives. The impact of these standards is reflected through further adjustments to shareholders’ equity as at 1st January 2005. In the 2004 comparatives, financial instruments and insurance contracts are included using the measurement bases and the disclosure requirements of UK GAAP relating to financial instruments and insurance contracts.

Whilst the change in accounting standards has no impact on the underlying economics or risk of the business, the 2004 results under IFRS are different from the Group’s previously provided 2004 results under UK GAAP. In addition, since, as permitted by IFRS 1, the accounting standards relating to financial instruments and insurance contracts have not been applied to 2004, the comparatives are significantly different from the numbers reported in 2005. The effect of the transition and a description of the differences between UK GAAP and IFRS accounting policies are set out in Note 62 on pages 222 to 245.

N/a has been included in the tables where, as a result of the application of IAS 32, IAS 39 and IFRS 4 in 2005 and UK GAAP in 2004, the disclosure is not applicable.

30	Barclays PLC Annual Report 2005

Risk factors

Risk Factors

The following discussion sets forth certain risk factors that the Group believes could cause its actual future results to differ materially from expected results. However, other factors could also adversely affect the Group results and so the factors discussed in this report should not be considered to be a complete set of all potential risks and uncertainties.

Business Conditions and General Economy

The profitability of Barclays businesses could be adversely affected by a worsening of general economic conditions in the United Kingdom or globally. Factors such as the liquidity of the global financial markets, the level and volatility of equity prices, interest rates, inflation, investor sentiment, and the availability and cost of credit could significantly affect the activity level of customers. A market downturn would be likely to lead to a decline in the volume of transactions that Barclays executes for its customers and, therefore, lead to a decline in the income it receives from fees and commissions. A market downturn or worsening of the economy could cause the Group to incur mark to market losses in its trading portfolios. A market downturn also could potentially result in a decline in the fees Barclays earns for managing assets. For example, a higher level of domestic or foreign interest rates or a downturn in trading markets could affect the flows of assets under management. An economic downturn or significantly higher interest rates could adversely affect the credit quality of Barclays on-balance sheet and off-balance sheet assets by increasing the risk that a greater number of the Barclays customers would be unable to meet their obligations.

Credit Risk

Credit Risk is the risk that Barclays customers, clients or counterparties will not be able or willing to pay interest, repay capital or otherwise to fulfil their contractual obligations under loan agreements or other credit facilities.

Market Risks

The most significant market risks the Group faces are interest rate, credit spread, foreign exchange, commodity price and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending income and borrowing costs. Changes in currency rates, particularly in the Sterling-Dollar, Sterling-euro and Sterling-Rand exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group’s non-UK subsidiaries and may affect revenues from foreign exchange dealing. The performance of financial markets may cause changes in the value of the Group’s investment and trading portfolios and in the amount of revenues generated from assets under management. The Group has implemented risk management methods to mitigate and control these and other market risks to which the Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance, business operations and the value of assets held in the Group’s pension and long-term assurance funds.

Capital Risk

The Group’s authority to operate as a bank is dependent upon the maintenance of an adequate capital base. Capital risk is the risk that it is unable to meet capitalisation requirements in the UK and in other markets where banking activities are undertaken. As the level of capitalisation may affect the Group’s debt rating, the Group also manages its capital to secure the maintenance of its strong rating.

Moreover, a sufficiently strong capital base may assist the Group’s growth and strategic options. Unforeseen circumstances may arise under which the Group is unable to maintain its desired capitalisation.

Liquidity Risk

Liquidity risk is the risk that the Group is unable to meet its payment obligations when they fall due and to replace funds when they are withdrawn; the consequence of which may be the failure to meet obligations to repay depositors and fulfil commitments to lend. The risk that it will be unable to do so is inherent in all banking operations and can be impacted by a range of institution specific and market-wide events including, but not limited to, credit events, merger and acquisition activity, systemic shocks and natural disasters.

Operational Risks

The Group’s businesses are dependent on the ability to process a large number of transactions efficiently and accurately. Operational risks and losses can result from fraud, employee errors, failure to properly document transactions or to obtain proper internal authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems (see page 58 for a fuller list). Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the Group.

Regulatory Compliance Risk

The Group is subject to extensive supervisory and regulatory regimes in all countries in which it operates. Regulatory compliance risk arises from a failure or inability to comply fully with the laws, regulations or codes applicable specifically to the financial services industry. Non-compliance could lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorisation to operate.

Legal Risk

The Group is subject to a comprehensive range of legal obligations in all countries in which it operates. As a result, the Group is exposed to many forms of legal risk, which may arise in a number of ways. Primarily:

●	the Group’s business may not be conducted in accordance with applicable laws around the world;

●	contractual obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;

●	the intellectual property of the Group (such as its trade names) may not be adequately protected; and

●	the Group may be liable for damages to third parties harmed by the conduct of its business.

The Group faces risk where legal proceedings are brought against it. Regardless of whether such claims have merit, the outcome of legal proceedings is inherently uncertain and could result in financial loss. Defending legal proceedings can be expensive and time-consuming and there is no guarantee that all costs incurred will be recovered even if successful.

Although the Group has processes and controls to manage legal risks, failure to manage these risks can impact the Group adversely, both financially and reputationally.

Barclays PLC Annual Report 2005	31

Risk factors

Tax Risk

The Group is subject to the tax laws in all countries in which it operates. A number of bilateral double taxation agreements entered between two countries also impact on the taxation of the Group.

Tax risk is the risk associated with changes in tax law or in the interpretation of tax law. It also includes the risk of changes in tax rates and the risk of failure to comply with procedures required by tax authorities.

Failure to manage tax risks could lead to an additional tax charge. It could also lead to a financial penalty for failure to comply with required tax procedures or other aspects of tax law. If, as a result of a particular tax risk materialising, the tax costs associated with particular transactions are greater than anticipated, it could affect the profitability of those transactions.

The Group takes a number of steps to manage its tax risk. Primarily:

●	tax risks are assessed as part of the Group’s formal governance processes and are reviewed by the Risk Oversight Committee and the Board Risk Committee;

●	the tax risks of proposed transactions or new areas of business are considered before proceeding;

●	the Group employs high-quality tax professionals and provides ongoing technical training;

●	the tax professionals understand and work closely with the different areas of the business;

●	the use of effective, well documented and controlled processes to ensure compliance with tax filing and reporting obligations.

Effect of Governmental Policy and Regulation

The Group’s businesses and earnings can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the UK, the European Union, the US and elsewhere. The nature and impact of future changes in such policies and regulatory action are not predictable and are beyond the Group’s control.

There is continuing political and regulatory scrutiny of, and major changes in, legislation and regulation of the retail banking and consumer credit industries in the UK and elsewhere.

In the EU as a whole, this includes an inquiry into retail banking in all 25 member states by the European Commission’s Directorate General for Competition. The inquiry is looking at retail banking in Europe generally and the Group is co-operating with the inquiry. The outcome of the inquiry is unclear, but it may have an impact on retail banking in one or more of the EU countries in which the Group operates and therefore on the Group’s business in that sector. In the UK, in September 2005 the Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result of its inquiries, the OFT then announced in December 2005 that it will commence a market study on PPI in March 2006. The scope and impact of the study is not known at present.

In relation to UK consumer credit:

●	The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case is being appealed to the Competition Appeals Tribunal and the appeal is expected to be heard towards the end of 2006. The OFT’s investigation in the Visa interchange case is at an earlier stage.

●	The OFT also has a continuing investigation into the level of late and over-limit fees on credit cards. The OFT issued a press release in July 2005 stating that their provisional conclusion was that these fees were excessive and need to be reduced to be fair. The OFT gave Barclaycard, and seven other credit card companies, three months to provide suitable undertakings regarding the basis of these charges or otherwise to address the concerns of the OFT. Barclaycard responded to the OFT in October 2005 further explaining the position Barclaycard takes in respect of late and over-limit fees and has continued to work with the OFT to address its concerns. Barclays continues to consider the impact of the provisional finding on the credit card industry and Barclaycard, including steps to mitigate any financial impact on shareholders.

These investigations are looking at several aspects of the UK consumer credit industry and the Group is co-operating with them. Their outcome is not known but they may have an impact on the consumer credit industry in general and therefore on the Group’s business in this sector.

The OFT announced in January 2006 that it would be reviewing the undertakings given following the conclusion of the Competition Commission Inquiry in 2002 into the supply of banking services to SMEs. The OFT will commence that review in April 2006 and anticipate that it will take them nine months. The Group will co-operate fully with that review.

Other areas where changes could have an impact include:

●	the monetary, interest rate and other policies of central banks and regulatory authorities;

●	general changes in government or regulatory policy that may significantly influence investor decisions in particular markets in which the Group operates;

●	general changes in the regulatory requirements, for example, prudential rules relating to the capital adequacy framework (page 40);

●	changes in competition and pricing environments;

●	further developments in the financial reporting environment;

●	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; and

●	other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for the Group’s products and services.

Impact of Strategic Decisions taken by the Group

The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not deliver as anticipated, the Group’s earnings could grow more slowly or decline.

Competition

The global financial services markets in which the Group operates are highly competitive. Innovative competition for corporate, institutional and retail clients and customers comes both from incumbent players and a steady stream of new market entrants. The landscape is expected to remain highly competitive in all areas, which could adversely affect the Group’s profitability if the Group fails to retain and attract clients and customers.

32	Barclays PLC Annual Report 2005

Impact of External Factors on the Group and Peer Group

The Group’s primary performance goal is to achieve top quartile TSR performance for 2004 to 2007 (inclusive) against a group of peer financial institutions. This goal assumes that external factors will impact all peer group entities similarly. The Group’s ability to achieve the goal will be significantly impacted if the Group is disproportionately impacted by negative external factors. Even if the Group performs well, if others perform better or the market believes others have performed better, we may not achieve our goal.

Barclays devotes considerable resources and expertise to managing the risks to which it is exposed. Our risk management is described in the following pages (pages 34 to 61). Please also refer to the cautionary statement concerning forward-looking statements on the inside of the front cover in conjunction with this section.

Barclays PLC Annual Report 2005	33

Risk management

Risk management and control – overview

Introduction

Barclays business model is about building earnings growth, and one of the main responsibilities of Risk Management is to help manage this growth effectively. To support this, the identification and management of risk remains a high priority and underpins all our business activity. Our approach is built on formal governance processes, relies on individual responsibility and collective oversight, uses advanced analyses, and is informed by comprehensive reporting. Responsibility for risk resides at all levels of management, from the Board down through the organisation to individuals in offices around the world. Each business manager is accountable for managing risk in his or her business area, assisted, where appropriate, by risk specialists. We measure the key risks and understand the viability of transactions while taking risk into account.

How we position and implement risk management is critical to our plans. We do that in two main ways; by developing a clear plan for our Risk Appetite and by ensuring that we develop the functional capability to risk manage the new and expanding businesses. For Risk Appetite, we look at our business plans three years forward and project the possible financial earnings volatility and capital requirements for those plans. We compare this with our targets for capital ratios, dividend cover, and downside stress loss capacity, and we translate the results into risk capacity for each of our main cluster business plans. We believe that this helps us to optimise risk and return characteristics across our business after considering diversification benefits. As a second factor we set business-level mandate and scale limits to ensure that our individual risk components are appropriately balanced. In broad terms, our Risk Appetite increased by about 25% through 2005. To provide strong functional capabilities we have built specialised risk teams in each of our businesses, ensuring a responsive but independent risk management capability. We have made a substantial investment in the infrastructure we need to measure, model, track, and report our risk positions. Finally, as in all businesses, good people make the difference. We have worked hard to recruit and train strong risk professionals and to develop the right culture and attitude toward incorporating good risk management as part of our everyday approach to managing our business.

Risk diversification is an explicit part of our business model. A significant benefit from the acquisition of a majority stake in Absa was risk diversification, provided by earnings that are less correlated with our UK business. The same is true for Barclaycard US (previously Juniper) and the other areas of international growth we have achieved within existing businesses like Barclays Capital and BGI. The development across the Group of new products with new clients and in new geographies has provided good diversification. This synergy is strengthened when we can use the risk skills and systems we have already developed in our core businesses to improve the performance of these new and growing business areas.

The risk environment in 2005 had conflicting characteristics, with stable conditions in wholesale and corporate credit risk, market risk and operational risk but a deterioration in the UK retail credit sector. The UK consumer portfolios were affected by the high level of household indebtedness in the UK and by non-discretionary household expenditure growing faster than income, as higher interest rates, energy costs, local taxes and other outgoings increased the strain on household budgets. This has resulted in a deterioration in consumer credit quality that has been particularly evident in credit card portfolios. We have experienced higher average delinquency balances and faster movement from delinquency through the collection process and charge-off to recovery. Combined with declining recovery rates, these trends have led to a higher impairment charge in the retail sector for the year. Throughout the year Barclaycard has reviewed its risk management processes and implemented a number of measures designed to manage risk more effectively in this environment. These include revised underwriting rules and tighter guidelines for limit assignment and management. The unsecured personal loan business has also been under some strain; however our mortgage book has had negligible impairment, being secured on residential property at generally conservative loan to value ratios. For all of these businesses the outlook for the UK economy is still key, and we expect a reasonable growth environment in 2006.

The credit environment in the larger wholesale and corporate sector was more favourable than retail in 2005, without major corporate defaults and with relatively stable conditions. Credit conditions benefited from widespread positive growth internationally and low inflation which also supported rising stock markets. The favourable impairment performance, the positive market tone and a well capitalised banking industry resulted in very competitive market conditions. While broadly positive, this stability was not uniform across all sectors. The sustained high energy prices seen in 2005 have not resulted in any material increase in portfolio impairment in the short term but the global effect on GDP – a reduction in economic growth, affecting both the corporate and retail businesses – will be felt in the more cyclical sectors and may lead to increased impairment in the medium term. We believe that our lending portfolio is well structured and well diversified to mitigate these risks as we look ahead.

The Market Risk environment was also fairly stable in 2005. Barclays Capital increased trading revenue while running steady levels of risk as measured by DVaR and stress test estimates. This was achieved by diversified business growth from a number of new areas in 2005. Pension risk remains an important focus for us and more generally for UK corporates, where there has been high sensitivity to both the market and the actuarial factors that drive fund valuations. We have a strong risk framework for managing our pension fund obligations and we have recently updated our actuarial assumptions.

Our business plans forecast significant increases in business volumes, and this implies greater challenges in operational risk management. We continue to work to improve our key end-to-end processes and to increase their resilience and capacity to sustain the increasing demands of higher business volumes.

Financial crime risk management received increasing focus in 2005. Although our loss experience was comparable to 2004, a change in the loss mix was evident. Plastic fraud losses decreased as a result of preventative measures introduced, including Chip and Pin technology. We have initiated additional measures to counteract an increase in advances fraud in the credit card business, whilst the same category in personal loans and overdrafts is reducing slowly. We have maintained a good record in preventing cheque fraud. In 2005 we continued to strengthen our anti money laundering activities in an international regulatory environment that is becoming more complex. We are concerned by the general rise in identity theft and we are taking extra precautions to protect our brand.

34	Barclays PLC Annual Report 2005

The principal area of regulatory change ahead of us is the new Basel II Accord. The successful implementation of the provisions of the Accord, scheduled for 2008, involves data, model and system changes in many of our businesses and we have made a significant investment in this area. The main purpose of the Accord is to provide a more sophisticated risk framework for the industry. We have worked to position Barclays at the leading edge of risk management and we believe that our goal of achieving advanced status is appropriate and realistic. We expect our Basel II capital measures to be more closely aligned to our internal economic capital measures, and this should allow us to manage our capital ratios more effectively over time.

We remain committed to our objective of increasing shareholder value by developing and growing business that is consistent with our risk appetite, and through building more effective and sophisticated risk/return management capabilities. We are confident that we are achieving an appropriate balance in our business, and that we are continuing to build the risk management capabilities that will help us to deliver our growth plans.

Robert Le Blanc

Risk Director

Risk Management

The pages that follow describe our approach to risk management. This first section deals with the overall approach – applicable to all risks. It is followed by material covering individual types of risk.

The narrative contains quantitative information mainly in graphical format. In most cases the same data appear in tables in a statistical section beginning on page 62.

Risk Management Process

Barclays applies a five-step approach to risk management.

Responsibilities
Direct	●	Understand the principal risks to achieving Group strategy.
	●	Establish risk appetite.
	●	Establish and communicate the risk management framework including responsibilities, authorities and key controls.
Assess	●	Establish the process for identifying and analysing business-level risks.
	●	Agree and implement measurement and reporting standards and methodologies.
Control	●	Establish key control processes and practices, including limit structures, provisioning criteria and reporting requirements.
	●	Monitor the operation of the controls and adherence to risk direction and limits.
	●	Provide early warning of control or appetite breaches.
	●	Ensure that risk management practices and conditions are appropriate for the business environment.
Report	●	Interpret and report on risk exposures, concentrations and risk-taking outcomes.
	●	Interpret and report on sensitivities and Key Risk Indicators.
	●	Communicate with external parties.
Manage and Challenge	●	Review and challenge all aspects of the Group’s risk profile.
	●	Assess new risk-return opportunities.
	●	Advise on optimising the Group’s risk profile.
	●	Review and challenge risk management practices.

Barclays PLC Annual Report 2005	35

Risk management

Risk management and control – overview

Risk Responsibilities

The principal responsibilities extend throughout the organisation.

●	The Board requires that management maintains an appropriate system of internal control and reviews its effectiveness. The Board approves risk appetite and monitors the Group’s risk profile against this appetite.

●	Business leaders are responsible for the identification and management of risk in their businesses.

●	The Risk Director, under delegated authority from the Group Chief Executive and Group Finance Director, has responsibility for ensuring effective risk management and control.

●	Risk-Type Heads and their teams in Central Support are responsible for establishing a risk control framework and risk oversight.

●	Business risk teams, each under the management of a Business Risk Director, are responsible for assisting business leaders in the identification and management of their business risk profiles and for implementing appropriate controls.

●	Internal Audit is responsible for the independent review of risk management and the control environment.

The internal control framework at Barclays is aligned with the internationally accepted standard Internal Control – Integrated Framework published by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Group’s principal risk categories (set out below) are the subject of Board approved risk control requirements.

Brand Management	Liquidity
Capital	Market
Change	Operations
Corporate Responsibility	People
Credit	Regulatory Compliance
Financial Crime	Strategic
Financial Reporting, Taxation and Budgeting	Technology
Legal

Detailed discussion of our risk management of certain risks follows, starting with credit risk on page 41.

The management of risk at Barclays is guided and monitored by a number of committees. Each has specific functions as shown in the chart on the Governance Structure at Group Level on the next page.

36	Barclays PLC Annual Report 2005

Governance Structure at Group Level

In addition to the Committees shown in the chart, there is a Brand and Reputation Committee reviewing emerging issues with potentially significant reputational impact.

These Committees are informed by regular and comprehensive reports. The Board Risk Committee receives a quarterly report covering all significant risk types. The Board Audit Committee receives quarterly reports on control issues of significance and half-yearly impairment allowances and regulatory reports. Both Committees also receive reports dealing in more depth with specific issues relevant at the time. The proceedings of both Committees are reported to the full Board, which also receives a concise quarterly risk report. Internal Audit supports both Committees by attendance and/or the provision of quarterly reports resulting from its work on governance, risk and control issues of significance. The Board Audit Committee reviews and approves Internal Audit’s plans and resources, and evaluates the effectiveness of Internal Audit. An assessment by external advisers is also carried out periodically.

When the new Basel II Accord is introduced, Barclays aims to achieve advanced status under all risk categories. Barclays considers that the investment required to attain this status is warranted by the internal risk management improvements that will follow, the reputational benefits and the potential for greater capital efficiency.

Barclays PLC Annual Report 2005	37

Risk management

Risk management and control – overview

Work has been undertaken to align Absa’s internal control framework with Barclays. Absa has adopted the Barclays, COSO aligned, internal control framework or has in place suitable COSO aligned alternatives, which are acceptable to Barclays.

The Barclays principal risk categories and control requirements (see previous reference) have been adopted by Absa and work is ongoing to achieve full compliance in 2006.

Risk Appetite

Risk Appetite is the Group’s chosen method of balancing return and risk, recognising a range of possible outcomes, as business plans are implemented. Barclays framework, approved by the Board Risk Committee, uses a formal, quantitive method based on advanced risk analysis, building on the capability developed and used in Barclays since the mid 1990s.

The objectives of the Risk Appetite framework are to:

●	help protect the Group’s performance;

●	enable unused risk capacity to be identified and thus profitable opportunities to be highlighted;

●	improve management confidence and debate regarding our risk profile; and

●	help executive management improve control and co-ordination of risk-taking across businesses.

The Risk Appetite framework considers credit, market and operational risk and is applied using two perspectives: ‘earnings volatility’ and ‘mandate and scale’.

Earnings volatility: This takes account of the potential volatility around our forecast financial performance each year, with appetite being set in the context of strategic objectives, including dividend sustainability and preservation of Barclays rating in stress environments. The portfolio is analysed in this way at four representative levels:

●	expected performance (including the average credit losses based on measurements over many years);

●	a moderate stress level of loss that is likely to occur only infrequently and is meant to correspond to a macroeconomic cycle;

●	a severe stress which is much less likely;

●	an extreme but highly improbable level of stressed loss which is used to determine the Group’s Economic capital.

These ascending but increasingly less likely levels of loss are illustrated in the following chart.

At 31st December 2005, the Group’s expected credit loss in one year was £1,845m (see page 42). The economic capital (i.e. the loss in one year under extreme stress) for all risk types was £14.1bn, estimated with a probability of 1 in 5,000 years.

Mandate and Scale: This second perspective enables the setting of limits to control unacceptable levels of loss that may arise as a result of portfolio concentration. It is our objective that unexpected losses remain within the scope of our communicated strategy and are of a scale that is appropriate for our Group. This perspective uses simple, descriptive measures and limits for relevant exposure types.

Overall, the Risk Appetite framework provides a basis for the allocation of risk capacity to each business. Since the level of loss at each level of probability is dependent on the portfolio of exposures in each business, the statistical measurement for each key risk category gives the Group clearer sight and better control of risk-taking throughout the enterprise.

The Risk Appetite framework is designed to be:

●	simple and practical to apply by measurement and monitoring of exposures;

●	geared to risk/return where capacity is directly related to opportunity;

●	based on a top-down capacity for earnings volatility;

●	based on bottom-up identification of risk factors in each business;

●	relevant, recognising the impact and likelihood of losses;

●	aggregated across businesses where appropriate.

38	Barclays PLC Annual Report 2005

Stress Testing

The Risk Appetite numbers are validated by estimating the Group sensitivity to macroeconomic events using stress testing and scenario analysis. Changes in certain macroeconomic variables represent environmental stresses which may reveal systemic credit and market risk sensitivities in our retail and wholesale portfolios. The stresses considered include, for example, the following sensitivities:

●	Gross Domestic Product weaker;

●	employment weaker;

●	interest rates higher or lower;

●	interest rate curve shifts;

●	equity prices lower;

●	property prices weaker;

●	credit spreads wider;

●	country exposure stressed;

●	industry exposure stressed;

●	sterling stronger.

More complex scenarios, such as recessions, can be represented by combinations of variables. These scenarios allow senior management to gain a better understanding of how the Group is likely to react to changing economic and geopolitical conditions. The stress test simulates the balance sheet and profit and loss effects of stresses across the Group, investigating the impact on profits and the ability to maintain appropriate capital ratios. Insights gained are fully integrated into the management process and the Risk Appetite framework. These analyses and insights, and the close involvement of management, also provide the basis for fulfilling the stress testing requirements of the new Basel II Accord.

We estimate the capital needed to survive an extreme but highly improbable level of stressed loss. The calculation is based on the historical volatility of losses. Capitalisation occurs to a level sufficient to provide a high level of confidence in the Group, with the level of confidence consistent with the Group’s AA rating.

The Application of Economic Capital

Barclays manages both its economic capital supply and demand for economic capital in order to optimise capital efficiency.

The management of the supply of capital occurs via the Group’s shareholders’ capital and regulatory capital ratios as discussed on page 40. See also the management of capital risk on page 56.

The Group assesses the internal demand for capital using its own proprietary economic capital methodology developed and refined over more than a decade.

Economic capital is estimated primarily for the risks listed under principal risks on page 36 as well as insurance risk, risk associated with fixed assets, and risk in private equity investments. The Group computes and assigns economic capital by the risk categories to all operating units. This enables the Group to apply a common, consistent and additive metric to ensure that returns throughout the Group are commensurate with the associated risks. An asset attracts the same cost of capital wherever it is acquired across the Group, although management may target differential hurdle rates which are appropriate to the use of capital.

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

Movements within the business clusters are summarised as follows:

Within UK banking, UK Retail Banking economic capital allocation increased £100m to £2.3bn. The impact of growth was offset by a risk transfer transaction within UK mortgages. UK Business Banking economic capital allocation increased £500m to £2.95bn as a consequence of asset growth and the acquisition of the Iveco Finance business.

Barclays Capital economic capital increased £450m to £2.55bn reflecting underlying growth in loan and derivative portfolios, additional equity investments and the recalibration of business and operational risk economic capital.

Wealth Management ongoing business economic capital allocation increased £100m to £400m as a consequence of general growth across all businesses and the recalibration of business and operational risk economic capital.

Wealth Management – closed life assurance activities economic capital allocation reduced £50m to £50m reflecting the impact of IFRS removing the volatility associated with embedded value accounting.

Barclaycard economic capital allocation increased £350m to £2.8bn, due to growth in outstandings and the inclusion of Barclaycard US for the full year.

International Retail and Commercial Banking excluding Absa economic capital allocation increased £150m to £1.15bn due to the recalibration of business and operational risk economic capital together with growth exposure in Africa and Spain. Absa added £400m to the average economic capital demand reflecting five months of the annual change after excluding the risk borne by the minority interest.

Economic capital held at Group centre fell £350m to £1.05bn. The economic capital required to support Absa, is only partially offset by an increase in available funds to support economic capital.

Barclays PLC Annual Report 2005	39

Risk management

Risk management and control – overview

Management of Regulatory Capital

In addition to the Group’s internal assessment of economic capital demand, Barclays manages consumption of regulatory capital. The Financial Services Authority (FSA) requires the Group to hold sufficient capital to meet minimum regulatory capital requirements, expressed as the ratio of capital to risk weighted assets (Risk Asset Ratio). The risk weights applied to the Group’s assets use calculations developed by the Basel Committee on Banking Supervision.

The Group’s policy of disciplined capital management continued. The tier 1 ratio was 7% for the year ended 31st December 2005, reflecting strong cash flow generation and the efficient use of capital markets. The mix of the Group’s tier 1 capital altered during the year, with an increased use of preference share capital than previously.

The graph opposite shows the Group’s regulatory capital base for Barclays PLC Group broken down by tier. As at December 2005, the Barclays PLC Group Risk Asset Ratio was 11.3%, which is in excess of the minimum requirements of our regulators. Further information on the Group’s capital base is provided in the Financial Overview on pages 87 and 88.

Notes

(a)	Includes Transition Businesses and capital for central functional risks.

(b)	The Group’s practice is to maintain an appropriate level of excess capital held at the Group’s centre, which is not allocated to business units. This variance arises as a result of capital management timing and includes capital held to cover pension contribution risk.

(c)	Includes excess capital held of the Group centre; investments in associates; private equity risk; and insurance risk.

(d)	Less supervisory deductions.

(e)	The regulatory capital reported to the FSA at 31st December 2004 was based on UK GAAP and has not been restated under IFRS.

40	Barclays PLC Annual Report 2005

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

Credit risk is the Group’s largest risk and considerable resources, expertise and controls are devoted to managing it. The importance of credit risk is illustrated by noting that nearly two-thirds of risk-based economic capital is allocated to businesses for credit risks. Credit exposures arise principally in loans and advances.

Credit Risk Management Responsibility

In managing credit risk, the Group applies the five-step risk management process and internal control framework described previously (page 35). The credit risk management teams in each business are accountable to the Business Risk Directors in those businesses who, in turn, report to the heads of their businesses and also to the Risk Director.

The Credit Risk function, led by the Credit Risk Director, provides Group-wide direction of credit risk-taking. This functional team manages the resolution of all significant credit policy issues and administers the Credit Committee which approves major credit decisions.

The principal Committees that review credit risk management are the Risk Oversight Committee and the Board Risk Committee. The Board Audit Committee reviews and approves impairment allowance decisions.

Credit Risk Measurement

Barclays uses statistical modelling techniques throughout its business in its credit rating systems. These systems assist the Bank in frontline credit decisions on new commitments and in managing the portfolio of existing exposures. They enable the application of consistent risk measurement across all credit exposures, retail and wholesale. The key building blocks in the measurement system, which are described below, are the probability of customer default (expressed through an internal risk rating), exposure in the event of default, and severity of loss-given-default. Using these, Barclays builds the analyses that lead to its decision support systems in the Risk Appetite context described previously. However, it should be noted that credit risk measurement, particularly Risk Tendency, can be contrasted with impairment allowances required under accounting standards, which are based on losses known to have been incurred at the balance sheet date and not expected loss.

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

During 2005 Barclays increased the available accuracy of its 12-grade internal rating scale for the wholesale parts of the bank. This was achieved by increasing the number of ratings across the same range to 21. The 12-grade rating scale has historically been mapped to long-term agency ratings. The new 21 default grades represent the best estimate of the level of credit risk for each counterparty based on current economic conditions, so a static link to long-term rating agency ratings is no longer used.

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

From historical information, the Group can estimate how much is likely to be lost, on average, for various types of loans. To illustrate, LGD is low for residential mortgages because of the property pledged as collateral. In contrast, average LGD is about 70% for unsecured personal lending and 30% for corporate loans.

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

Expected Loss: Risk Tendency

The three components described above – the probability of default, exposure at default and LGD – are building blocks used in a variety of applications that measure credit risk across the entire portfolio. One of these applications is a measurement of expected loss called Risk Tendency (RT).

RT is a statistical estimate of the average loss for the loan portfolio for the forthcoming 12 months, taking into account the portfolios size and risk characteristics under current credit conditions. RT provides insight into the credit quality of the portfolio and assists management in tracking risk changes as the Group’s stock of credit exposures evolves in the course of business.

RT is calculated for both corporate and retail loans as follows:

RT = probability of default x expected exposure at default x loss given default.

Barclays PLC Annual Report 2005	41

Risk management

Credit risk management

The RT of each individual loan is aggregated to produce the RT of the various sub-portfolios in the Group and ultimately for the whole Group. At this aggregate level, RT is a statistical estimate of the loss inherent in the Group’s credit exposures over the next 12 months.

Many models are used in the estimation of the components of RT in each of the Group’s businesses. The majority of the models are internally developed using Barclays own historical data and other external information. We also use externally developed models and rating tools. These are validated for use within Barclays before they are introduced. It is a Barclays policy that all models are validated annually to ensure their applicability to the current portfolios and credit conditions.

To interpret RT, the following should be considered:

●         RT is calculated using probabilities of default that are relevant to the current credit conditions for each customer. The RT figures are therefore a point-in-time estimate based on current economic and credit conditions.

●         RT is calculated for different purposes and on different methods to impairment allowances, so RT cannot be used as a forecast of the total allowances for impairment. It is rather a statistical estimate that reflects changes in the size and quality of the loan portfolio. RT does not equate to the Group’s budget or internal forecast of impairment allowance in the coming year.

●         The principal reasons for the difference between impairment and RT are:

–    RT is a forecast estimate of the average loss associated with the current performing portfolio, impairment is the accounting value of incurred loss realised on the whole portfolio.

–    RT covers only the loans at the date of estimation and does not make allowance for subsequent growth or change in the composition of the loan book which can affect impairment.

–    RT is a statistical estimate of losses arising over the next 12 months and therefore it is not calculated for non-performing loans in the wholesale portfolio or for retail loans in recovery.

–    Impairment can include significant additional charges, write-backs and recoveries arising during the year from impaired loans. These items can materially affect the impairment allowance charge, but are not included in RT.

–    The actual credit impairment charge arising from new defaults in any one year, from loans that are performing at the start of the year, vary significantly around the RT value. This can be due to changes during the year in the economic environment or in the business conditions in specific sectors or countries and from unpredictable or unexpected external events. This applies especially in wholesale portfolios where the default of a small number of large exposures will significantly increase the period’s impairment allowance but will not have been included in the RT figure. For retail portfolios, consisting of a very large number of small exposures, the variation in the rate of change in new impairment compared to the RT figure is usually much smaller.

RT increased 32% (£450m) to £1,845m, (2004: £1,395m). The largest increase occurred in Barclaycard, which rose £240m to £1,100m. The increase reflects the deteriorating credit conditions in the UK credit card market. RT increased in UK Business Banking due to the growth in the loan book and the acquisition of the Iveco business.

International Retail and Commercial Banking RT increased 200% to £195m, reflecting the inclusion of Absa in the second half of 2005 and growth in the loan portfolio.

Note (a) Head office functions and other operations comprises discontinued businesses in transition principally relating to Middle Eastern corporate banking businesses and airline leasing activities.

42	Barclays PLC Annual Report 2005

Credit Risk Mitigation

Barclays employs a range of policies and practices to mitigate credit risk. The most traditional of these is the taking of security for funds advanced which is common practice. See the discussion of loan-to-value ratios for mortgages on page 45.

Barclays manages the diversification of its portfolio to avoid unwanted credit risk concentrations. This takes several dimensions. Maximum exposure guidelines are in place relating to the exposures to any individual counterparty. These permit higher exposures to highly rated borrowers than to lower rated borrowers. They also distinguish between types of counterparty, for example, between sovereign governments, banks and corporations. Excesses are considered individually at the time of credit sanctioning, are reviewed regularly, and are reported to the Risk Oversight Committee and the Board Risk Committee. Similarly the Country Risk policy specifies risk appetite by country and avoids excessive concentrations of credits in individual countries. Finally, there are policies that limit lending to certain industries, for example, commercial real estate.

Barclays actively manages its credit exposures. When weaknesses in exposures are detected – either in individual exposures or in groups of exposures – action is taken to mitigate the risks. These include steps to reduce the amounts outstanding (in discussion with the customers, if appropriate), the use of credit derivatives and, sometimes, the sale of the loan assets. Credit derivatives are traded for profit and used for managing non-trading credit exposures. Details of these activities may be found in the statistical section (page 69) and Note 15 to the Accounts.

The value of assets held as loans and advances to customers that have been securitised or subject to similar risk transfer increased £17.3bn to £21.6bn (2004: £4.3bn).

Barclays PLC Annual Report 2005	43

Risk management

Loans and advances to customers

Geographical Analysis and Country Risk

Loans and advances to customers amounted to £272bn (2004: £207bn, 2003: £171bn).

In 2004 and 2005 the geographical analysis presented is based on the location of customers. In 2003 the geographical analysis was based on the location of the banking office.

(See also Table 5 on page 63.)

The loans and advances to customers booked through the Group’s Absa operations in Africa were £29.6bn at 31st December 2005, 10.9% of the Group total. They were comprised of £11.6bn of residential mortgages (39.2%) and £18bn (60.8%) in other loans.

Barclays exposure limits to sub-investment grade countries are shown in the chart below (largest 15 exposure limits).

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. The 2004 analysis excludes reverse repurchase agreements. Further explanation is provided on page 118.

(b)	Excludes non-performing and potential problem loans.

The country exposures shown are the sum of customer limits and unused but available product limits. Both domestic and cross-border exposures are included.

Loans and advances to borrowers in currencies other than the currencies of the borrowers are shown in table 13 on page 68.

Risk Profile of Customer Loans and Advances

The chart below shows Barclays wholesale loan profile by existing risk grade (See page 57 for a description of the rating system). The grade classifications shown in the table is the Barclays Business Grade (BBG) rather than the more recently introduced Default Grade (DG). BBG has been used because the DG classification is not available, at this time, across all parts of the wholesale portfolio. It is important to note that Barclays prices loans for risk. Thus higher risk loans will usually have higher interest rates or fees or both. A portfolio of higher risk loans may therefore be as profitable as, or more profitable than, a portfolio of lower risk loans.

44	Barclays PLC Annual Report 2005

Industry Analysis

An industry analysis of customer loans is shown in the chart below. These classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the parent’s predominant business may be in a different industry.

(See also Table 6 on page 64.)

Excluding financial services, the chart shows that Barclays largest sectoral exposures are to home loans, other personal and business & other services. These categories are generally comprised of small loans, have low volatility of credit risk outcomes, and are intrinsically highly diversified.

The loan-to-value ratios (LTV) on the Group’s UK home loan portfolio are indicated in the next chart.

Notes

(a)	2004 has been restated to reflect location of the customer rather than location of the office. As a result, overseas customers have been reclassified into their correct industry allocation.

(b)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. The 2004 analysis excludes reverse repurchase agreements. Further explanation is provided on page 118.

The valuations in the chart are those which applied at the last credit decision on each loan, i.e. when the customer last requested an increase in the limit or, if there has been no increase, at inception of the loan and shows that the business flows (new business versus loans redeemed) has not materially changed the risk profile of the portfolio.

The impact of house price inflation, despite having slowed over recent months, will result in a reduction in LTV ratios within the mortgage book on a current valuation basis. On this basis, LTV on the mortgage book averaged 35% at the end of 2005 (2004: 35%). This ratio is a point in time analysis of the stock with LTV updated to current house prices by reference to an external price index and as a result may be influenced by external market conditions as well as changes in the stock of loans.

Maturity Analysis

The analysis by contractual maturity, shown in the chart below, indicates that a third of loans to customers have a maturity of more than five years, the majority of which are mortgages.

(See also Table 12 on page 67.)

Barclays PLC Annual Report 2005	45

Risk management

Other credit risks

In addition to drawn loans and advances, Barclays is exposed to other credit risks at the beginning of the discussion on credit risk. These exposures comprise loan commitments, contingent liabilities, debt securities and other exposures arising in the course of trading activities. The risks are managed in a similar way as those in Loans and Advances, and are subject to the same or similar approval and governance processes.

The nature of the credit risks among these exposures differ considerably.

●	Loan commitments may become loans and the risks are thus similar to loans.

●	Contingent liabilities (guarantees, assets pledged as security, acceptances and endorsements, etc) historically experience low loss rates.

●	Losses arising from exposures held for trading (derivatives, debt securities) are accounted for as trading losses, rather than credit charges, even though the fall in value causing the loss may be attributable to credit deterioration.

Further details of these exposures are shown in Note 42 to the accounts.

Barclays is also exposed to settlement risk in its dealings with other financial institutions. These risks arise, for example, in foreign exchange transactions when Barclays pays away its side of the transaction to another bank or other counterparty before receiving payment from the other side. The risk is that the counterparty may not meet its obligation. While these exposures are of short duration, they can be large. In recent years settlement risk has been reduced by several industry initiatives that have enabled simultaneous and final settlement of transactions to be made (such as payment-versus-payment through Continuous Linked Settlement and delivery-versus-payment in central bank money). Barclays has worked with its peers in the development of these arrangements. Increasingly the majority of high value transactions are settled by such mechanisms. Where these mechanisms are not available, the risk is further reduced by dealing predominantly with highly rated counterparties, holding collateral and limiting the size of the exposures according to the rating of the counterparty, with smaller exposures to those of higher risk.

Table A: Other commercial commitments

	Amount of commitment expiration per period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total amounts committed £m

Acceptances and endorsements	283	–	–	–	283
Guarantees and assets pledged as collateral security	28,871	2,761	4,046	2,357	38,035
Other contingent liabilities	5,935	1,070	359	1,461	8,825
Documentary credits and other short-term trade related transactions	301	25	–	54	380
Forward asset purchases and forward deposits placed	43	–	–	–	43
Undrawn formal standby facilities, credit lines and other commitments to lend	151,929	16,696	25,303	9,434	203,362

Table B: Contractual obligations

	Payments due by period
	Less than one year £m	Between one to three years £m	Between three to five years £m	After five years £m	Total £m

Long-term debt	77,792	8,795	3,156	21,651	111,394
Operating lease obligations	305	546	448	1,672	2,971
Purchase obligations	277	361	198	40	876

Total	78,374	9,702	3,802	23,363	115,241

Further information on the contractual maturity of the Group’s assets and liabilities is given in Note 59.

46	Barclays PLC Annual Report 2005

Risk management

Loan impairment: potential credit risk loans

Non-performing loans and potential problem loans

The value of potential credit risk loans (PCRLs) at 31st December 2004 was restated for the adoption of IFRS on 1st January 2005. This restatement has not been applied to the numbers for 2004 and, as a consequence, these numbers are not directly comparable with the current values. In addition, due to enhanced modelling, PCRLs in the mortgage business have been restated causing an increase of £172m at 31st December 2004. This restatement, which has not been applied to periods prior to 2004, does not reflect changes in credit quality but arises from the application of revised methodology. In addition, this restatement does not reflect changes as a result of the application of IAS 39 and as a result the 2004 and 2005 data, included in the graphs below, is not directly comparable.

PCRLs comprise non-performing loans (NPLs) and potential problem loans (PPLs). NPLs are loans where the customers have failed to meet their commitments, either in part or in whole. PPLs are loans where payment of principal and interest is up-to-date and the loans are therefore fully performing, but where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

The US Securities and Exchange Commission (SEC) requires loans to be classified, where applicable, as non-accrual, accruing past due 90 days or more, ‘troubled debt restructurings’ and potential problem loans. Whilst the Group’s risk procedures do not include the classification of loans along these lines, historically balances have been reported based on the SEC categories but with additional categories reported to reflect the particular circumstances pertaining to the UK market.

With effect from 1st January 2005, the application of IAS 39 requires interest to be recognised on the remaining balance of an impaired financial asset (or a group of financial assets) at the effective interest rate for that asset. As a result, interest is credited to the income statement in relation to impaired loans, therefore these loans technically do not fall to be classed as ‘non-accrual’ but are, nonetheless, non-performing. In order to reflect this treatment under IAS 39, the Group has, in 2005, replaced the ‘non-accrual’ category with one termed ‘Impaired loans’. Impaired loans are non-performing loans where, in general, an impairment allowance has been raised. This category may also include non-performing loans which are fully collateralised or where the indebtedness has already been written down to the expected realisable value.

The amounts are shown before deduction of the value of security held, is impairment allowances (for 2005) and provisions or interest suspense (2004 and earlier), all of which might reduce the impact of an eventual loss, should it occur.

Since 31st December 2004, NPL balances, excluding Absa, increased by 10% (including Absa, the increase was 27%). This resulted mainly from a rise in balances in the UK retail portfolios with NPL balances in the wholesale and corporate portfolios decreasing modestly.

PPLs, excluding Absa, decreased 5% (including Absa, the increase was 16%). Retail portfolios PPL balances increased 38%, but this was more than offset by a 24% decline in PPL balances in wholesale and corporate portfolios.

PCRL balances increased 25% to £6,139m (31st December 2004:

£4,913m). Excluding Absa balances of £901m this represented an increase of 7% which occurred mainly in the UK unsecured retail portfolios.

Note

(a)	In 2001-2003 non-performing loans and potential problem loans were disclosed based on the location of the booking office. In 2004-2005 they were disclosed by location of customers.

(b)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

Non-performing loans and potential problem loans

(See also Table 17 on page 70 and Table 18 on page 71).

Non-performing loans and potential problem loans as a percentage of Loans and Advances

Barclays PLC Annual Report 2005	47

Risk management

Allowances for Impairment

Impairment Allowances

It is Barclays policy to establish, through charges against profit, an impairment allowance in respect of the incurred loss inherent in the lending book.

Under IFRS, impairment allowances are recognised where there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition, and where these events have had an impact on the estimated future cash flows of the financial asset or portfolio of financial assets. Impairment of loans and receivables is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If the carrying amount is less than the discounted cash flows, then no allowance is necessary.

Impairment is measured individually, for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

In terms of individual assessment, the trigger point for the impairment calculation is formal classification of an account as exhibiting serious financial problems and where any further deterioration is likely to lead to failure. Two key inputs to the cash flow calculation are the valuation of all security and collateral and the timing of all asset realisations, after allowing for all attendant costs. This method applies in the Corporate portfolios – Business Banking, Barclays Capital and certain areas within International Retail and Commercial Banking.

For collective assessment, the trigger point for impairment is the missing of a contractual payment. The impairment calculation is based on a roll-rate approach, where the percentage of assets that move from the trigger point to default are derived from statistical probabilities based on experience. Recovery amounts and contractual interest rates are calculated using a weighted average for the portfolio. This method applies to parts of International Retail and Commercial Banking, Barclaycard and UK Banking and is consistent with Barclays policy of raising an allowance as soon as impairment is identified.

Impairment allowances, albeit significantly lower in amount than those reported above, are also raised to cover losses which are judged to be incurred but not yet reported in customer exposures at the balance sheet date, and which, therefore, have not been specifically identified.

These impairment allowances are reviewed and adjusted, at least quarterly by an appropriate charge or release of the stock of impairment allowances based on a statistical analysis and management judgement.

The incurred but not yet reported calculation is based on the assets probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to default within a specified period. This is calculated on the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

The emergence periods vary across businesses and are based on actual experience and are reviewed on an annual basis.

This methodology ensures that the Group only captures the loss incurred at the balance sheet date.

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

(b)	Head office functions and other operations comprises discontinued businesses in transition.

Where appropriate, the accuracy of this analysis is periodically assessed against actual losses.

Writing off of Assets

When an advance has been identified as impaired and is subject to an impairment allowance, the stage may be reached whereby it is concluded that there is no realistic prospect of recovery. Write-off will occur, therefore, when, and to the extent that, the whole or part of a debt is considered irrecoverable.

The timing and extent of write-offs may involve a large element of subjective judgement. Nevertheless, a write-off will often be prompted by a specific event, such as the inception of insolvency proceedings or other formal recovery action, which makes it possible to establish that some or the entire advance is beyond realistic prospect of recovery. In any event, the position of impaired loans are reviewed at least quarterly with a view to irrecoverable advances being written off in a prompt and orderly manner and in compliance with any local regulations.

Treatment of Interest on Impaired Loans

IFRS requires that interest on impaired loans be recognised on the net asset value (gross asset value less impairment allowance) at the rate used to discount the expected cash flows (i.e. the original effective interest rate).

As a result of an increase in impairment charges to the retail portfolios, and to a lesser extent in the wholesale and corporate portfolios, the impairment charges for the Group (including Absa) for the full-year were £1,571m (2004: £1,093m).

The chart below shows impairment allowance charges over the last five years.

(See also Table 20 on page 72.)

48	Barclays PLC Annual Report 2005

Risk management

Allowances for Impairment

Total impairment allowances at the end of 2005 increased by 27% (£739m) to £3,450m over the provisions balances for the prior year (£2,711m). Of this increase, £545m is in regard to the acquisition of Absa. Furthermore, due to the adoption of IAS 32 and IAS 39 on 1st January and the consequent restatement of the impairment allowance, the period end value at 31st December 2004 does not correspond to the opening value at the beginning of 2005 which was restated as £2,637m. Excluding Absa, the increase from the opening to closing balances in 2005 was 10%. (See Table 22 on page 73).

An analysis of all the movements in the impairment balances is shown in the following chart.

(See also Table 24 on page 73.)

Notes

(a)	Represents the increase in the allowance for the period following the Group’s assessment of the recoverability of its loans and receivables, in accordance with IAS 39.

(b)	Represents allowances brought in from new subsidiaries acquired in the year including £545m from Absa.

(c)	Represents recoveries of amounts previously written off.

(d)	Includes unwind of discount and other adjustments.

(e)	Includes the effects of IAS 32, IAS 39 and IFRS 4 restatement of 1st January 2005 opening impairment balance.

(f)	Balances are written off when it is considered that there is no possibility of making further recoveries.

Barclays PLC Annual Report 2005	49

Risk management

Allowances for Impairment

Impairment allowances/provisions stock coverage of non-performing loans and potential credit risk loans (NPLs and PPLs)

(See also Table 31 on page 78.)

(See also Table 32 on page 78.)

Including Absa, the NPL and PCRL coverage ratios increased to 66.2% and 56.2% respectively at the end of 2005. These ratios are higher than those excluding Absa due to the fact that Absa has a higher proportion of retail lending which, in general, tends to carry a higher level of coverage than corporate lending.

Excluding Absa, coverage of NPLs and PCRLs by the stock of impairment allowances, at 64.8% (2004: 66.9%) and 55.5% (2004: 56.0%) were broadly in line with those reported at 31st December 2004.

Write-offs

Debts are written off to the extent that there is no realistic prospect of a change in the customer’s condition, or where local conditions dictate, and the whole or part of the debt is considered irrecoverable.

Total write-offs increased to £1,587m (2004: £1,582m).

Note

(a)      Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

50	Barclays PLC Annual Report 2005

Risk management

Market risk management

Market Risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, foreign exchange rates, equity prices, and commodity prices.

The main market risks arise from trading activities. Barclays is also exposed to non-trading market risks relating to the Pension Fund and, to a lesser extent, asset and liability management.

Categorisation of Market Risk

To facilitate the management, control, measurement and reporting of market risk, Barclays has grouped market risk into three broad categories:

●	Trading market risk

These risks arise in trading transactions where Barclays acts as principal with clients or with the market. Barclays policy is that market risks arising from trading activities are concentrated in Barclays Capital.

●	Asset and liability risk

These risks arise from banking activities, including those incurred on non-trading positions such as customer assets and liabilities and capital balances.

●	Other market risks

Barclays also incurs market risks that do not fit into the above categories. The principal risks of this type are defined benefit pension scheme risk and asset management structural market risk.

Market Risk Management and Control Responsibilities

The Board Risk Committee approves the market risk appetite for all types of market risk. The Market Risk Director is responsible for the market risk control framework and, under delegated authority from the Risk Director and Risk Oversight Committee, sets a limit framework within the context of the approved market risk appetite.

The Market Risk Director is assisted by a central market risk team and by risk management departments in the businesses. A daily market risk report summarises Barclays market risk exposures against agreed limits. This daily report is sent to the Risk Director, the Market Risk Director, the Finance Director and the appropriate Business Risk Directors.

The Head of each business, assisted by the business risk management team, is accountable for identifying, measuring and managing all market risks associated with its activities. In managing market risk, businesses also consider liquidity risk where relevant.

In Barclays Capital, the Head of Market Risk is responsible for the market risk governance and control framework. Day to day responsibility for market risk lies with the senior management of Barclays Capital, supported by the Global Market Risk Management team that operates independently of the trading areas. Daily market risk reports are produced for the main Barclays Capital business areas covering the six main risk factor categories, namely interest rate, credit spread, inflation, foreign exchange, equity and commodity risk. A more detailed trading market risk presentation is discussed at Barclays Capital’s Traded Products Risk Review meeting, held fortnightly. The attendees at this meeting include the senior managers from Barclays Capital and the central market risk team.

Outside Barclays Capital, Treasury manages treasury market and structural interest rate risk. Retail market risk, a consequence of the UK banking operations, is managed by the Retail Market Risk team. In the non-UK banking operations, market risk is managed mainly by local treasuries. The chart overleaf gives an overview of the business control structure.

Barclays PLC Annual Report 2005	51

Risk management

Market risk management

Managing market risk – organisational overview

Market Risk Measurement

The measurement techniques used to measure and control market risk include:

●	Daily Value at Risk;

●	Stress Tests;

●	Annual Earnings at Risk;

●	Economic Capital.

Daily Value at Risk (DVaR)

DVaR is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%. Daily losses exceeding the DVaR figure are likely to occur, on average, twice in every 100 business days.

In Barclays Capital, DVaR is an important market risk measurement tool. DVaR is calculated using the historical simulation method with a historical sample of two years. In 2005, the DVaR methodology for credit spread risk was enhanced. The original methodology is currency dependent and incorporates seven credit categories, these being interest rate swaps and six credit rating based categories. The enhanced ‘specific credit spread’ method replaces the rating and currency-based approach with a name specific approach and was rolled out in phases across a number of business lines. The enhanced model captures concentration risk and responds quickly to changing market conditions and individual company circumstances. ‘Specific credit spread’ risk is reported within credit spread risk in the DVaR table.

Also in 2005, a methodology enhancement was introduced for inflation products. Inflation risk is reported within interest rate risk in the DVaR table.

The impact of these methodology changes was not material and has not been reflected in the 2004 comparative data.

The effectiveness of the DVaR model is assessed principally by back-testing which counts the number of days when trading related losses are bigger than the estimated DVaR figure. Back-testing results are shown on page 54. Outside Barclays Capital, Barclays uses a simplified approach to calculate DVaR.

Stress Tests

Stress tests provide an indication of the potential size of losses that could arise in extreme conditions. The stress tests carried out by Barclays Capital include risk factor stress testing where stress movements are applied to each of the six risk categories, namely interest rates, credit spread, inflation, foreign exchange rates, and equity and commodity prices; emerging market stress testing where emerging market portfolios are subject to stress movements; and ad hoc stress testing, which includes applying possible stress events to specific positions or regions, e.g. the stress outcome to a region following a currency peg break.

If the potential stress loss exceeds the trigger limit, the positions captured by the stress test are reviewed and discussed by Barclays Capital Market Risk and the respective Business Head(s). The minutes of the discussion, including the merits of the position and the appropriate course of action, are then sent to the Market Risk Director for review.

52	Barclays PLC Annual Report 2005

Outside Barclays Capital, stress testing is carried out by the business centres and is reviewed by the senior management and business-level asset and liability committees. The stress testing is tailored to the business and is typically scenario analysis and historical stress movements applied to respective portfolios.

Annual Earnings at Risk (AEaR)

AEaR measures the sensitivity of annual earnings to shocks in market rates at the 99th percentile for change over a one-year period. This shock is consistent with the standardised interest rate shock recommended by the Basel II framework for assessing banking book interest rate risk.

AEaR is used to measure structural interest rate market risk and structural asset management risk (see the Other Market Risks section (page 55) for more details).

Economic Capital

Economic capital methodologies are used to calculate risk sensitive capital allocations for businesses incurring market risk. Consequently, the businesses incur capital charges related to their market risk.

Trading Market Risk

Barclays policy is to concentrate trading activities in Barclays Capital. This includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, Barclays manages client and market activities together. In Barclays Capital, trading risk occurs in both the trading book and the banking book as defined for regulatory purposes.

In anticipation of future customer demand, Barclays maintains access to market liquidity by quoting bid and offer prices with other market makers and carries an inventory of capital market and treasury instruments, including a broad range of cash, securities and derivatives. Trading positions and any offsetting hedges are established as appropriate to accommodate customer or Barclays requirements.

Derivatives entered into for trading purposes include swaps, forward rate agreements, futures, credit derivatives, options and combinations of these instruments. For a description of the nature of derivative instruments, see page 61.

Analysis of Trading Market Risk Exposures

The table below shows the DVaR statistics for Barclays Capital’s trading activities (trading book and banking book).

Barclays Capital DVaR: Summary table for 2005 and 2004

	12 months to 31st December 2005			12 months to 31st December 2004
	Average £m	High(a) £m	Low(a) £m	Average £m	High(a) £m	Low(a) £m
Interest rate risk	25.3	44.8	15.4	25.0	53.6	15.1
Credit spread risk	23.0	28.3	19.0	22.6	32.9	16.0
Foreign exchange risk	2.8	5.3	1.4	2.4	7.4	0.9
Equities risk	5.9	8.2	3.9	4.2	7.9	2.2
Commodities risk	6.8	11.4	4.5	6.0	14.4	2.2
Diversification effect	(31.9)	–	–	(25.9)	–	–
Total DVaR(b)	31.9	40.4	25.4	34.3	46.8	24.0

Notes

(a)	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently, a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

(b)	The year-end total DVaR for 2005 was £37.4m (2004: £31.9m).

Barclays PLC Annual Report 2005	53

Risk management

Market risk management

Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk, decreased by 7% in 2005. This was mainly a consequence of increased geographical and product diversification resulting from business growth.

The graph below shows the history of total DVaR on a daily basis for 2004 and 2005.

Analysis of Trading Revenue

The histograms below show the distribution of daily trading revenue for Barclays Capital in 2005 and 2004. It includes dealing profits, net interest income and net fees and commissions relating to primary trading. The average daily revenue in 2005 was £16.3m (2004: £12.5m) and there were 237 positive revenue days out of 252 (2004: 246 positive revenue days out of 254).

DVaR Back-testing

Barclays recognises the importance of assessing the effectiveness of its DVaR model. The main approach employed is the technique known as back-testing, which counts the number of days when trading losses are bigger than the estimated DVaR figure. The regulatory standard for backtesting is to measure DVaR assuming a one-day holding period with a 99% level of confidence. For Barclays Capital’s regulatory trading book, there were no instances in 2005 or 2004, of a daily trading revenue loss exceeding the corresponding back-testing DVaR.

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

Structural interest rate risk arises from the variability of income from non-interest bearing products, managed variable rate products and the Group’s equity. This risk is managed by Treasury, assisted by the Retail Market Risk team.

54	Barclays PLC Annual Report 2005

Market risk is also taken in overseas treasuries to support and facilitate customer activity. The risk is comparatively modest. The market risks are managed by local treasury functions and local asset and liability committees. The central market risk team maintains regular contact with the businesses on treasury issues and oversees a comprehensive financial risk reporting framework.

Other Market Risks

●	Defined benefit pension scheme risk

Barclays maintains a number of defined benefit pension schemes for past and current employees. The ability of the Pension Fund to meet the projected pension payments is maintained through investments. Market risk arises because the estimated market value of the pension fund assets might decline or their investment returns might reduce or because the estimated value of the pension liabilities might increase. In these circumstances, Barclays might be required or might choose to make extra contributions to the pension fund. Financial details of the pension fund are in Note 38.

●	Asset management structural market risk

Asset management structural market risk is the risk that fee and commission income is affected by a change in asset prices. It affects Barclays Global Investors, International Retail and Commercial Banking, Wealth Management and Barclays Life. The risk is controlled and managed by the respective businesses and the central market risk team.

Barclays PLC Annual Report 2005	55

Risk management

Capital and liquidity risk management

The Board Risk Committee has approved minimum control requirements for capital and liquidity risk management.

The Treasurer has established risk control frameworks and a policy and assurance structure to ensure that capital and liquidity risks are managed in accordance with the requirements of the Board. Policies are set by the Treasury Committee which is chaired by the Group Finance Director.

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

The Group’s capital management will continue to maximise shareholder value through optimising both the level and mix of its capital resources, seeking to:

●	meet the individual capital ratios required by our regulators;

●	maintain an AA credit rating;

●	generate sufficient capital to support asset growth and corporate activity;

●	manage the currency exposure to its overall Sterling Risk Asset Ratio.

See page 88 in the Financial Overview for information on the Group’s capital position.

Liquidity Risk Management

Liquidity risk is the risk that the Group is unable to meet its payment obligations when they fall due and to replace funds when they are withdrawn, the consequence of which may be the failure to meet obligations to repay depositors and fulfil commitments to lend.

Liquidity management within the Group has several strands. The first is day to day funding, managed by monitoring future cash flows to ensure that requirements can be met. This includes replenishment of funds as they mature or are borrowed by customers. The Group maintains an active presence in global money markets to enable that to happen. The second is maintaining a portfolio of highly marketable assets that can easily be liquidated as protection against any unforeseen interruption to cash flow. Finally, the ability to monitor, manage and control intraday liquidity in real time is recognised by the Group as a mission critical process: any failure to meet specific intraday commitments would be a public event and may have an immediate impact on the Group’s reputation.

Securitisation remains a proportion of the Group’s current funding profile, providing additional flexibility, and is an important tool in the management of the Group’s capital and funding. During 2005 the Group has continued to securitise elements of the balance sheet, such as credit cards, and has selectively securitised other parts, such as UK mortgages and commercial loans. The Group will look to build on the success of the existing securitisation programmes in broadening the range of asset classes securitised.

The ability to raise funds is in part dependent on maintaining the Bank’s credit rating. The funding impact of a credit downgrade is regularly estimated. Whilst the impact of a single downgrade may affect the price at which funding is available, the effect on liquidity is not considered material in Group terms.

Absa monitor their cash flow against limits expressed as a percentage of their total deposits and current accounts rather than against absolute mismatch limits. Absa also continues to assess the ongoing Rand money markets’ appetite for the Absa name and to improve their stress testing. The difference in approach is not a major risk, and the integration project is working to more closely align Absa’s policies and practices with the Barclays liquidity control requirements.

56	Barclays PLC Annual Report 2005

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

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider, product and term. Whilst 2005 saw relatively stable markets, with no significant consequences for the Group’s liquidity, significant market events over recent years including corporate scandals contributed to a short-term flight to quality in financial markets from which Barclays benefited.

An important source of structural liquidity is provided by our core retail deposits in the UK, Europe and Africa, mainly current accounts and savings accounts. Although current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers – numerically and by depositor type – helps to protect against unexpected fluctuations. Such accounts form a stable funding base for the Group’s operations and liquidity needs.

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

For further details see contractual cash obligations and commercial commitments of the Group on page 46.

Barclays PLC Annual Report 2005	57

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

Business Risk is the risk of adverse outcomes resulting from a weak competitive position or from poor choice of strategy, markets, products, activities or structures. Major potential sources of business risk include: revenue volatility due to factors such as macroeconomic conditions; inflexible cost structures; uncompetitive products or pricing; and structural inefficiencies.

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

Responsibility for and Control of Operational Risk

Barclays has a Group Operational Risk Framework, which is consistent with and part of the Group Internal Control and Assurance Framework. Minimum control requirements have been established for all key areas of identified risk. The risk categories relevant to operational and business risks are: Brand Management, Capital, Change, Corporate Responsibility, Financial Crime, Financial Reporting, Taxation and Budgeting, Legal, Operations, People, Regulatory Compliance, Strategic and Technology.

Responsibility for implementing and overseeing these policies is to be found throughout the organisation as follows:

●	The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. Frontline risk managers are widely distributed throughout the Group in business units. They service and support these areas assisting line managers in managing these risks.

●	Business Risk Directors in each business are responsible for overseeing the implementation of and compliance with Group policies.

●	Governance and Control Committees in each business monitor control effectiveness. The Group Governance and Control Committee receives reports from the committees in the businesses and considers Group-wide control issues and their risk mitigation.

●	In the corporate centre, the Operational Risk Director oversees the range of operational risks across the Group in accordance with the Group Operational Risk Framework.

●	The Internal Audit function provides assurance for operational risk control across the organisation and reports to the Board and senior management.

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

Risk Event Data Collection and Reporting – A standard process is used Group-wide for the recognition, capture, assessment, analysis and reporting of risk events. This process is used to help identify where process and control requirements are needed to reduce the recurrence of risk events. Risk events are loaded onto a central database and reported monthly to the Operational Risk Executive Committee.

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

58	Barclays PLC Annual Report 2005

Risk management

Disclosures about certain trading activities

including non-exchange traded contracts

The Group delivers a fully integrated service to clients for base metals, precious metals, oil and oil related products, power, natural gas and other related commodities.

The Group’s commodity business continues to expand, as market conditions allow, through the addition of new products and markets, with the 2005 expansion of business being driven both by organic growth and acquisitions of portfolios.

The Group offers both over the counter (OTC) and exchange traded derivatives in these commodities. The Group’s base metals business also enters into outright metal purchases and sale transactions, while the power and gas business trades both physical forwards and derivative contracts. The Group continues to develop and offer a range of commodity related structured products.

The Group’s principal commodity related derivative contracts are swaps, options, forwards and futures, which are all similar in nature to such non-commodity related contracts. Commodity derivative contracts include commodity specification and delivery location as well as forward date and notional value.

The fair values of commodity physical and derivative positions are determined through a combination of recognised market observable prices, exchange prices, and established inter-commodity relationships. The fair value of OTC commodity derivative contracts is determined primarily by using valuation models which are based on assumptions supported by prices from observable market transactions in the same instrument or are based on available observable market data.

Where a valuation model is used, the fair value is determined based on the expected cash flows under the terms of each specific contract, discounted back to present value. The expected cash flows for each contract are either determined using market parameters such as commodity price curves, commodity volatilities, commodity correlations, interest rate yield curves and foreign exchange rates, or other market prices.

Where possible, fair values generated by models are independently validated with reference to market price quotes or price sharing with other institutions. Where all significant model inputs can be validated to observable market data at the inception of the contract the valuation of the contract is based on the model value output.

However, where no observable market parameter is available then the contract is valued at transaction price at inception. Following initial recognition, the process of calculating fair value from a valuation model may require estimation of certain pricing parameters, assumptions or model characteristics. These estimates are calibrated against industry standards, economic models and observed transaction prices. The valuation model used for a particular instrument, the quality and liquidity of market data used for pricing, other fair value adjustments not specifically captured by the model, market data and assumptions or estimates in these are all subject to internal review and approval procedures and consistent application between accounting periods.

The tables on page 60 analyse the overall fair value of the commodity derivative contracts by movement over time and source of fair value. Additionally, the positive fair value of such contracts is analysed by counterparty credit risk rating.

Barclays PLC Annual Report 2005	59

Risk management

Disclosures about certain trading activities

including non-exchange traded contracts

The following tables analyse the overall fair value of the commodity derivative contracts by movement over time and source of fair value. As at 31st December 2005 this reflected a gross positive fair value of £21,744m (2004: £4,955m) and a gross negative value of £21,217m (2004: £4,780m). Realised and unrealised profits relating to physical commodity and commodity derivative activities are included within dealing profits. Physical commodity positions are held at fair value and reported under Trading Portfolio Assets in Note 13 to the accounts.

	Total 2005 £m	Total 2004(a) £m
Fair value of contracts outstanding at the beginning of the period	175	(106)
Contracts realised or otherwise settled during the period	(137)	171
Fair value of new contracts entered into during the period	156	313
Other changes in fair values	333	(203)
Fair value of contracts outstanding at the end of the period	527	175

Movement in fair value of commodity derivative positions

Fair value source and maturity analysis

Source of fair value	Fair value of contracts at 31st December 2005
	Maturity less than one year £m	Maturity one to five years £m	Maturity in excess of five years £m	Total fair value £m
Valuation models supported by observable market data	33	182	326	541
Valuation models not supported by observable market data	–	(32)	18	(14)
Total	33	150	344	527

The following table analyses the positive fair value arising on commodity derivative contracts. As at 31st December 2005, this reflects a gross positive fair value of £21,744m. The comparative figure for 2004 of £1,757m reflected the Group’s ability under UK GAAP to net amounts due to the same counterparties.

Analysis of positive commodity derivative fair values included in the balance sheet by counterparty credit risk rating

	Total value 2005 £m	Total value 2004(a) £m
A- to AAA	12,234	1,004
BBB- to BBB+	8,726	538
BB+ and below	784	215
Total	21,744	1,757

All credit risk exposures are actively managed by the Group. Refer to page 41 for more information on the Group’s approach to credit risk management. In particular, at 31st December 2005, 89% of all commodities credit exposure was to counterparties with cross-asset class netting agreements which allow exposure on commodities products to be reduced by amounts owed to the same counterparties in other asset classes. This percentage is consistent across the credit ratings applying to BBB+ and below as well as higher rated counterparties.

Additionally, collateral agreements are held with a majority of these same counterparties that allow collateral to be called against commodity exposures. All non-collateralised exposures are subject to credit limits, and impairment allowances are created against these exposures if appropriate.

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

60	Barclays PLC Annual Report 2005

Risk management

Derivatives

The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities. These instruments are also used to manage the Group’s own exposure to fluctuations in interest, exchange rates and commodity and equity prices as part of its asset and liability management activities.

Barclays Capital manages the trading derivatives book as part of the market risk book. This includes foreign exchange, interest rate, equity, commodity and credit derivatives. The policies regarding market risk management are outlined in the market risk management section on pages 51 to 55.

The policies for derivatives that are used to manage the Group’s own exposure to interest and exchange rate fluctuations are outlined in the asset and liability market risk section on page 54.

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

A description of the impact of first time adoption of International Financial Reporting Standards (IFRS) is provided in Note 62.

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

These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the Group’s customers. In many cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations. The existence of a signed master agreement is intended to give the Group protection in situations where a counterparty is in default.

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

A description of how credit derivatives are used within the Group is provided on page 43.

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

Commodity Derivatives

The Group’s principal commodity related derivative contracts are swaps, options, forwards and futures. The main commodities transacted are base metals, precious metals, oil and oil related products, power and natural gas.

A description of commodity derivatives is provided on page 59.

Barclays PLC Annual Report 2005	61

Risk management

Statistical information

Statistical and Other Risk Information

This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the discussion. For commentary on this information, please refer to the preceding text (pages 41 to 61).

Barclays applied International Financial Reporting Standards (IFRS) with effect from 1st January 2004, with the exception of IAS 32, IAS 39 and IFRS 4, which were applied from 1st January 2005.

N/a has been included in the tables where, as a result of the application of IAS 32, IAS 39 and IFRS 4 in 2005 and UK GAAP in 2004, the disclosure is not applicable.

Credit Risk Management

Table 1: Risk Tendency by business

	2005 £m	2004 £m
UK Banking	450	375
UK Retail Banking	170	150
UK Business Banking	280	225
Barclays Capital	85	70
Wealth Management	5	5
Barclaycard	1,100	860
International Retail and Commercial Banking	195	65
International Retail and Commercial Banking – excluding Absa	75	65
International Retail and Commercial Banking – Absa	120	–
Head office functions and other operations(a)	10	20
Risk Tendency by business	1,845	1,395

(Also see chart on page 42.)

Table 2: Loans and advances

	2005 £m	2004(b) £m

Retail businesses
Banks	1,959	1,692
Customers	144,039	106,296
Total retail businesses	145,998	107,988
Wholesale businesses
Banks	29,150	17,888
Customers	128,303	100,497
Total wholesale businesses	157,453	118,385
Loans and advances excluding reverse repurchase agreements	303,451	226,373
Reverse repurchase agreements	n/a	119,379
Loans and advances	303,451	345,752

Notes

(a)	Head office functions and other operations comprises discontinued businesses in transition.

(b)	Does not reflect the application of IAS 32, IAS 39 or IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

62	Barclays PLC Annual Report 2005

Table 3: Maturity analysis of loans and advances to banks

At 31st December 2005	On demand £m	Not more than three months £m	Over three months but not more than one year £m	Over one year but not more than five years £m	Over five years £m	Total £m
United Kingdom	369	3,647	157	181	270	4,624
Other European Union	585	4,642	145	50	1	5,423
United States	514	3,098	4,645	2,100	2,910	13,267
Africa	722	80	6	59	13	880
Rest of the World	1,739	4,454	222	241	259	6,915
Loans and advances to banks	3,929	15,921	5,175	2,631	3,453	31,109

At 31st December 2004(a)	On demand £m	Not more than three months £m	Over three months but not more than one year £m	Over one year but not more than five years £m	Over five years £m	Total £m
United Kingdom	847	2,748	8	103	243	3,949
Other European Union	289	1,495	–	29	–	1,813
United States	147	4,331	1,363	543	1,284	7,668
Africa	90	274	60	–	1	425
Rest of the World	326	3,473	674	877	375	5,725
Loans and advances to banks excluding reverse repurchase agreements	1,699	12,321	2,105	1,552	1,903	19,580
Reverse repurchase agreements						61,075
Loans and advances to banks						80,655

Table 4: Interest rate sensitivity of loans and advances to banks(b)

At 31st December	2005			2004
	Fixed rate £m	Variable rate £m	Total £m	Fixed rate £m	Variable rate £m	Total £m
United Kingdom	1,384	3,240	4,624	2,352	1,597	3,949
Other European Union	690	4,733	5,423	404	1,409	1,813
United States	1,683	11,584	13,267	1,941	5,727	7,668
Africa	69	811	880	157	268	425
Rest of the World	3,709	3,206	6,915	1,554	4,171	5,725
Loans and advances to banks excluding reverse repurchase agreements	7,535	23,574	31,109	6,408	13,172	19,580
Reverse repurchase agreements			n/a			61,075
Loans and advances to banks			31,109			80,655
Table 5: Interest rate sensitivity of loans and advances to customers
At 31st December	2005			2004(a)
	Fixed rate £m	Variable rate £m	Total £m	Fixed rate £m	Variable rate £m	Total £m
United Kingdom	49,988	113,771	163,759	32,974	113,274	146,248
Other European Union	7,317	31,606	38,923	3,156	23,054	26,210
United States	2,260	20,665	22,925	2,894	18,088	20,982
Africa	4,314	28,907	33,221	461	2,298	2,759
Rest of the World	5,604	7,910	13,514	5,212	5,382	10,594
Loans and advances to customers excluding reverse repurchase agreements	69,483	202,859	272,342	44,697	162,096	206,793
Reverse repurchase agreements			n/a			58,304
Loans and advances to customers			272,342			265,097

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

(b)	Where a loan is earning a fixed rate of interest on the reporting date, it is included as a fixed rate loan, regardless of the term for which the rate is fixed.

Barclays PLC Annual Report 2005	63

Risk management

Statistical information

Table 6: Loans and advances to customers by industry

At 31st December	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m	2002 £m	2001 £m
Financial services	43,102	25,132	9,872	7,587	7,215
Agriculture, forestry and fishing	3,785	2,345	2,115	2,069	1,945
Manufacturing	13,779	9,044	7,844	9,002	10,061
Construction	5,020	3,278	2,534	2,229	2,131
Property	16,325	8,992	6,728	5,863	5,893
Energy and water	6,891	3,709	3,150	3,988	3,101
Wholesale and retail, distribution and leisure	17,760	11,099	9,628	8,415	8,173
Transport	5,960	3,742	3,654	3,900	3,177
Postal and communication	1,313	834	698	950	655
Business and other services	24,247	23,223	13,913	14,179	14,716
Home loans(b)	89,529	80,855	72,318	64,738	54,872
Other personal	35,543	27,602	23,922	22,272	20,800
Overseas customers(c)	–	–	8,666	10,635	11,820
Finance lease receivables	9,088	6,938	5,877	4,389	4,433
Loans and advances to customers excluding reverse repurchase agreements	272,342	206,793	170,919	160,216	148,992
Reverse repurchase agreements	n/a	58,304	n/a	n/a	n/a
Trading business	n/a	n/a	58,961	45,176	34,240
Loans and advances to customers	272,342	265,097	229,880	205,392	183,232

Table 7: Loans and advances to customers in the UK
At 31st December	IFRS		UK GAAP
	2005 £m	2004(d) £m	2003 £m	2002 £m	2001 £m
Financial services	11,958	8,774	7,721	6,158	5,616
Agriculture, forestry and fishing	2,409	1,963	1,766	1,747	1,626
Manufacturing	8,469	5,684	5,967	6,435	6,766
Construction	3,090	2,285	1,883	1,825	1,779
Property	10,547	7,912	6,341	5,695	5,600
Energy and water	2,701	802	1,286	1,290	1,153
Wholesale and retail distribution and leisure	12,747	9,356	8,886	7,858	7,571
Transport	2,797	1,822	2,579	2,366	1,894
Postal and communication	455	440	476	694	368
Business and other services	15,403	13,439	12,030	11,693	10,581
Home loans(b)	61,256	63,039	61,905	58,436	50,945
Other personal	26,724	25,181	21,905	21,357	19,678
Overseas customers(c)	–	–	5,477	6,201	6,472
Finance lease receivables	5,203	5,551	5,587	4,145	4,205
Loans and advances to customers in the UK	163,759	146,248	143,809	135,900	124,254

The category ‘other personal’ includes credit cards, personal loans and personal overdrafts.

The industry classifications in tables 6-10 have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the parent’s predominant business may be in a different industry.

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

(b)	Excludes commercial property mortgages.

(c)	Overseas customers are now classified as part of other industry segments.

(d)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. The 2004 analysis excludes reverse repurchase agreements. Further explanation is provided on page 118.

64	Barclays PLC Annual Report 2005

Table 8: Loans and advances to customers in other European Union countries

At 31st December	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m	2002 £m	2001 £m
Financial services	3,982	2,419	1,205	371	500
Agriculture, forestry and fishing	155	280	147	165	240
Manufacturing	2,254	2,021	1,275	1,422	1,317
Construction	803	716	609	314	298
Property	3,299	344	346	137	241
Energy and water	1,490	940	409	367	282
Wholesale and retail distribution and leisure	952	810	426	215	283
Transport	1,695	640	566	252	318
Postal and communication	432	111	40	173	185
Business and other services	3,594	3,795	1,251	1,648	1,679
Home loans(b)	16,488	11,828	10,334	6,243	3,871
Other personal	1,909	1,369	1,769	721	661
Overseas customers(c)	–	–	438	384	685
Finance lease receivables	1,870	937	212	167	148
Loans and advances to customers in other European Union countries	38,923	26,210	19,027	12,579	10,708

See note under table 7.
Table 9: Loans and advances to customers in the United States
At 31st December	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m	2002 £m	2001 £m
Financial services	16,229	9,942	919	1,036	1,053
Agriculture, forestry and fishing	1	–	1	3	–
Manufacturing	937	388	341	842	1,553
Construction	32	139	2	31	24
Property	329	394	1	15	21
Energy and water	1,261	891	1,358	2,229	1,567
Wholesale and retail distribution and leisure	794	466	77	141	160
Transport	148	186	468	1,248	931
Postal and communication	236	63	153	46	66
Business and other services	1,185	1,565	220	441	901
Home loans(b)	2	5,768	–	–	–
Other personal	1,443	845	–	–	267
Overseas customers(c)	–	–	–	62	23
Finance lease receivables	328	335	33	44	48
Loans and advances to customers in the United States	22,925	20,982	3,573	6,138	6,614

See note under table 7.

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. The 2004 analysis excludes reverse repurchase agreements. Further explanation is provided on page 118.

(b)	Excludes commercial property mortgages.

(c)	Overseas customers are now classified as part of other industry segments.

Barclays PLC Annual Report 2005	65

Risk management

Statistical information

Table 10: Loans and advances to customers in Africa
	IFRS		UK GAAP
At 31st December	2005 £m	2004(a) £m	2003 £m	2002 £m	2001 £m
Financial services	4,350	186	27	22	46
Agriculture, forestry and fishing	1,193	102	201	154	79
Manufacturing	1,501	313	261	303	425
Construction	1,068	76	40	59	30
Property	1,673	87	40	16	31
Energy and water	193	184	97	102	99
Wholesale and retail distribution and leisure	2,774	165	239	201	159
Transport	394	137	41	34	34
Postal and communication	27	52	29	37	36
Business and other services	1,883	1,012	412	397	1,555
Home loans(b)	11,630	214	79	59	56
Other personal	4,955	190	248	194	194
Overseas customers(c)	–	–	–	–	70
Finance lease receivables	1,580	41	45	33	32
Loans and advances to customers in Africa	33,221	2,759	1,759	1,611	2,846

See note under table 7.
Table 11: Loans and advances to customers in the rest of the World
	IFRS		UK GAAP
At 31st December	2005 £m	2004(a) £m	2003 £m	2002 £m	2001 £m
Loans and advances	13,407	10,520	2,751	3,988	4,570
Finance lease receivables	107	74	–	–	–
Loans and advances to customers in the rest of the World	13,514	10,594	2,751	3,988	4,570

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. The 2004 analysis excludes reverse repurchase agreements. Further explanation is provided on page 118.

(b)	Excludes commercial property mortgages.

(c)	Overseas customers are now classified as part of other industry segments.

66	Barclays PLC Annual Report 2005

Table 12: Maturity analysis of loans and advances to customers

At 31st December 2005	On demand £m	Not more than three months £m	Over three months but not more than one year £m	Over one year but not more than five years £m	Over five years £m	Total £m
United Kingdom
Corporate lending(b)	14,305	13,108	4,751	14,556	23,857	70,577
Other lending to customers in the United Kingdom	10,251	7,167	14,512	24,363	36,889	93,182
Total United Kingdom	24,556	20,275	19,263	38,919	60,746	163,759
Other European Union	1,518	5,596	4,093	8,614	19,102	38,923
United States	3,534	8,258	6,003	2,789	2,341	22,925
Africa	5,176	3,240	2,892	7,111	14,802	33,221
Rest of the World	161	6,911	951	1,788	3,703	13,514
Loans and advances to customers	34,945	44,280	33,202	59,221	100,694	272,342

At 31st December 2004(a)	On demand £m	Not more than three months £m	Over three months but not more than one year £m	Over one year but not more than five years £m	Over five years £m	Total £m
United Kingdom
Corporate lending(b)	8,416	8,687	8,079	14,143	13,152	52,477
Other lending to customers in the United Kingdom	4,163	7,532	1,641	8,657	71,778	93,771
Total United Kingdom	12,579	16,219	9,720	22,800	84,930	146,248
Other European Union	720	5,411	6,809	4,292	8,978	26,210
United States	2,966	5,522	7,955	3,002	1,537	20,982
Africa	433	544	637	699	446	2,759
Rest of the World	1,008	3,422	1,341	1,906	2,917	10,594
Loans and advances to customers excluding reverse repurchase agreements	17,706	31,118	26,462	32,699	98,808	206,793
Reverse repurchase agreements						58,304
Loans and advances to customers						265,097
(Also see chart on page 45.)

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

(b)	In the UK, finance lease receivables are included in ‘Other lending’, although some leases are to corporate customers.

Barclays PLC Annual Report 2005	67

Risk management

Statistical information

Table 13: Loans and advances to borrowers in currencies other than the local currency of the borrower for countries where this exceeds 1% of total Group assets

	As % of assets	Total £m	Banks and other financial institutions £m	Governments and official institutions £m	Commercial industrial and other private sectors £m
At 31st December 2005 – IFRS United States	2.6	24,274	15,693	–	8,581
At 31st December 2004 – IFRS(a)
United States	4.0	21,556	10,102	2	11,452
Germany	1.3	7,128	6,614	–	514
France	1.0	5,562	5,019	27	516
At 31st December 2003 – UK GAAP
United States	2.7	12,110	4,679	–	7,431
Germany	1.2	5,127	4,662	7	458

At 31st December 2005 and 2004, on an IFRS basis(a), there were no countries where Barclays had cross-currency loans to borrowers between 0.75% and 1% of total Group assets. At 31st December 2003, on a UK GAAP basis, there were cross-currency loans to borrowers in France of between 0.75% and 1% of total Group assets, amounting to £3,570m.

Table 14: Off-balance sheet and other credit exposures as at 31st December

	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m
Off-balance sheet exposures
Contingent liabilities	47,143	38,559	33,694
Commitments	203,785	134,051	114,847
On-balance sheet exposure
Balances arising from off-balance sheet financial instruments (OTC derivatives)	n/a	18,174	15,812
London Metal Exchange warrants and other trading positions	n/a	952	1,290
Debt securities – held for trading	n/a	87,594	59,812
– non-trading	n/a	42,717	37,581
Trading portfolio assets	155,723	n/a	n/a
Financial assets designated at fair value held on own account	12,904	n/a	n/a
Derivative financial instruments	136,823	n/a	n/a
Available for sale financial instruments	53,497	n/a	n/a

Current and prior year credit cards commitments to lend have been calculated on a contractual basis rather than a modelled basis. Had this method been applied in 2003, reported commitments would have been increased by £5,899m to £120,746m.

Note

(a)	2004 does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

68	Barclays PLC Annual Report 2005

Table 15: Notional principal amounts of credit derivatives at 31st December

	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m
Credit derivatives held or issued for trading purposes(b)	609,381	186,275	43,256
Credit derivatives held for risk management purposes	–	5,133	4,194
Total	609,381	191,408	47,450

Table 16: Non-performing loans summary

	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m	2002 £m	2001 £m
Impaired loans	4,550	n/a	n/a	n/a	n/a
Non-accruing loans	n/a	2,115	2,261	2,542	1,923
Accruing loans where interest is being suspended with or without provisions	n/a	492	629	611	561
Other accruing loans against which provisions have been made	n/a	943	821	819	830
Subtotal	4,550	3,550	3,711	3,972	3,314
Accruing loans which are contractually overdue 90 days or more as to principal or interest	609	550	590	690	648
Restructured loans	51	15	4	6	5
Non-performing loans	5,210	4,115	4,305	4,668	3,967

The value of non-performing loans at 31st December 2004 was restated resulting in an increase of £130m of total non-performing loans at 31st December 2004. The restatement does not reflect changes in credit quality but arises from the application of a revised methodology to the mortgage business. The restatement has not been applied to prior periods.

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

(b)	Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

Barclays PLC Annual Report 2005	69

Risk management

Statistical information

Table 17: Non-performing loans

	IFRS			UK GAAP
	2005 £m	2004 £m	(a)	2003 £m	2002 £m	2001 £m
Impaired loans :
United Kingdom	2,965	n/a		n/a	n/a	n/a
Other European Union	345	n/a		n/a	n/a	n/a
United States	230	n/a		n/a	n/a	n/a
Africa	831	n/a		n/a	n/a	n/a
Rest of the World	179	n/a		n/a	n/a	n/a
Total	4,550	n/a		n/a	n/a	n/a
Non-accrual loans:
United Kingdom	n/a	1,509		1,572	1,557	1,292
Other European Union	n/a	243		143	108	90
United States	n/a	258		383	744	306
Africa	n/a	74		86	72	104
Rest of the World	n/a	31		77	61	131
Total	n/a	2,115		2,261	2,542	1,923
Accruing loans where interest is being suspended with or without provisions:
United Kingdom	n/a	323		559	480	386
Other European Union	n/a	31		29	35	30
United States	n/a	–		–	–	–
Africa	n/a	21		37	44	27
Rest of the World	n/a	117		4	52	118
Total	n/a	492		629	611	561
Other accruing loans against which provisions have been made:
United Kingdom	n/a	865		760	751	756
Other European Union	n/a	27		35	27	20
United States	n/a	26		–	–	11
Africa	n/a	21		22	8	12
Rest of the World	n/a	4		4	33	31
Total	n/a	943		821	819	830
Accruing loans which are contractually overdue 90 days or more as to principal or interest:
United Kingdom	539	513		566	687	621
Other European Union	53	34		24	3	–
United States	–	1		–	–	–
Africa	17	1		–	–	–
Rest of the World	–	1		–	–	27
Total	609	550		590	690	648
Restructured loans:
United Kingdom	5	2		4	4	4
Other European Union	7	–		–	–	–
United States	16	13		–	–	–
Africa	23	–		–	–	–
Rest of the World	–	–		–	2	1
Total	51	15		4	6	5
Total non-performing loans:
United Kingdom	3,509	3,212		3,461	3,479	3,059
Other European Union	405	335		231	173	140
United States	246	298		383	744	317
Africa	871	117		145	124	143
Rest of the World	179	153		85	148	308
Non-performing loans	5,210	4,115		4,305	4,668	3,967

(Also see chart on page 47.)

The value of non-performing loans at 31st December 2004 was restated resulting in an increase of £130m of total non-performing loans in the UK at 31st December 2004. The restatement does not reflect changes in credit quality but arises from the application of a revised methodology to the mortgage business. The restatement has not been applied to prior periods.

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

70	Barclays PLC Annual Report 2005

Table 18: Potential problem loans

	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m	2002 £m	2001 £m
United Kingdom	640	658	989	852	872
Other European Union	26	32	23	–	2
United States	12	27	259	241	369
Africa	248	67	53	63	37
Rest of the World	3	14	3	6	26
Potential problem loans	929	798	1,327	1,162	1,306

(Also see chart on page 47.)

The value of potential problem loans at 31st December 2004 was restated resulting in an increase of £42m of total potential problem loans in the UK at 31st December 2004. The restatement does not reflect changes in credit quality but arises from the application of a revised methodology to the mortgage business. The restatement has not been applied to prior periods.

Table 19: Interest foregone on non-performing loans

	2005 £m	2004(a) £m
Interest income that would have been recognised under the original contractual terms
United Kingdom	304	266
Rest of the World	52	52
Total	356	318

Interest income of approximately £29m (2004: £59m) from such loans was included in profit, of which £20m (2004: £54m) related to domestic lending and the remainder related to foreign lending.

In addition, a further £76m (2004: n/a) was recognised arising from impaired loans. Following impairment, interest income is recognised using the original effective rate of interest which was used to discount the expected future cash flows for the purpose of measuring the impairment loss. £70m (2004: n/a) of this related to domestic impaired loans and the remainder related to foreign impaired loans.

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

Barclays PLC Annual Report 2005	71

Risk management

Statistical information

Table 20: Analysis of impairment/provision charges

	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m	2002 £m	2001 £m
Impairment charge/net specific provisions charge
United Kingdom	1,382	1,021	1,132	1,041	964
Other European Union	75	102	37	14	20
United States	76	57	84	385	136
Africa	37	27	21	24	29
Rest of the World	4	103	46	22	16
Impairment on loans and advances	1,574	n/a	n/a	n/a	n/a
Impairment on available for sale assets	4	n/a	n/a	n/a	n/a
Impairment charge	1,578	n/a	n/a	n/a	n/a
Total net specific provisions charge	n/a	1,310	1,320	1,486	1,165
General provisions (release)/charge	n/a	(206)	27	(2)	(16)
Other credit provisions	(7)	(11)	–	–	–
Impairment/provision charges	1,571	1,093	1,347	1,484	1,149
(Also see chart on page 48.)
Table 21: Impairment/provisions charges ratios (‘Loan loss ratios’)
	IFRS		UK GAAP
	2005%	2004(a) %	2003%	2002%	2001%
Impairment/provisions charges as a percentage of average loans and advances for the year:
Specific provisions charge	n/a	0.40	0.46	0.58	0.52
General provisions charge	n/a	(0.07)	0.01	–	–
Impairment charge	0.58	n/a	n/a	n/a	n/a
Total	0.58	0.33	0.47	0.58	0.52
Amounts written off (net of recoveries)	0.50	0.40	0.48	0.43	0.37

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

72	Barclays PLC Annual Report 2005

Table 22: Analysis of allowance for impairment/provision for bad and doubtful debts

	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m	2002 £m	2001 £m
Impairment allowance/ Specific provisions
United Kingdom	2,266	1,683	1,856	1,790	1,605
Other European Union	284	149	97	84	89
United States	130	155	121	257	89
Africa	647	70	79	60	60
Rest of the World	123	90	80	70	128
Specific provision balances	n/a	2,147	2,233	2,261	1,971
General provision balances	n/a	564	795	737	745
Impairment allowance/(provision) balances	3,450	2,711	3,028	2,998	2,716
Average loans and advances for the year	271,421	328,134	285,963	256,789	223,221

Table 23: Impairment/provision balance ratios
	IFRS		UK GAAP
	2005%	2004(a) %	2003%	2002%	2001%
Allowance for impairment/provision balance at end of year as a percentage of loans and advances at end of year:
Specific provision balances	n/a	0.62	0.77	0.86	0.85
General provision balances	n/a	0.16	0.27	0.28	0.32
Impairment balance	1.14	n/a	n/a	n/a	n/a
Total	1.14	0.78	1.04	1.14	1.17

Table 24: Movements in allowance for impairment/provisions charge for bad and doubtful debts
	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m	2002 £m	2001 £m
Allowance for impairment/provision balance at beginning of year	2,637	2,946	2,998	2,716	2,353
Acquisitions and disposals	555	21	62	(11)	46
Unwind of discount	(76)	n/a	n/a	n/a	n/a
Exchange and other adjustments	125	(33)	(18)	(77)	(1)
Amounts written off	(1,587)	(1,582)	(1,474)	(1,220)	(973)
Recoveries	222	255	113	106	142
Impairment/provision charged against profit(b)	1,574	1,104	1,347	1,484	1,149
Impairment/provision balance at end of year	3,450	2,711	3,028	2,998	2,716

(Also see chart on page 49.)

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

(b)	Does not reflect the impairment of available for sale assets or other credit risk provisions in 2005.

Barclays PLC Annual Report 2005	73

Risk management

Statistical information

Table 25: Amounts written off

	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m	2002 £m	2001 £m
United Kingdom	(1,302)	(1,280)	(1,175)	(950)	(814)
Other European Union	(56)	(63)	(54)	(31)	(36)
United States	(143)	(50)	(215)	(215)	(94)
Africa	(81)	(15)	(13)	(14)	(20)
Rest of the World	(5)	(174)	(17)	(10)	(9)
Amounts written off	(1,587)	(1,582)	(1,474)	(1,220)	(973)

Table 26: Recoveries
	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m	2002 £m	2001 £m
United Kingdom	160	217	95	88	106
Other European Union	13	9	7	7	5
United States	15	14	10	9	27
Africa	16	4	1	1	1
Rest of the World	18	11	–	1	3
Recoveries	222	255	113	106	142
Table 27: Impairment allowances/provision charged against profit
	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m	2002 £m	2001 £m
New and increased impairment allowance/specific provision charge:
United Kingdom	1,763	1,358	1,373	1,210	1,157
Other European Union	113	131	57	33	35
United States	105	85	118	404	173
Africa	109	47	33	36	39
Rest of the World	39	134	47	36	36
	2,129	1,755	1,628	1,719	1,440
Reversals of impairment allowance/specific provision charge:
United Kingdom	(221)	(120)	(146)	(81)	(87)
Other European Union	(25)	(20)	(13)	(12)	(10)
United States	(14)	(14)	(24)	(10)	(10)
Africa	(56)	(16)	(10)	(11)	(9)
Rest of the World	(17)	(20)	(2)	(13)	(17)
	(333)	(190)	(195)	(127)	(133)
Recoveries	(222)	(255)	(113)	(106)	(142)
Net impairment allowance/specific provision charge(b)	1,574	1,310	1,320	1,486	1,165
General provision (release)/charge	n/a	(206)	27	(2)	(16)
Net charge to profit	1,574	1,104	1,347	1,484	1,149

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

(b)	Does not reflect the impairment of available for sale assets or other credit risk provisions in 2005.

74	Barclays PLC Annual Report 2005

Table 28: Total impairment/specific provision charges for bad and doubtful debts by industry

	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m	2002 £m	2001 £m
United Kingdom:
Financial services	22	(1)	13	1	(2)
Agriculture, forestry and fishing	9	–	(3)	(1)	6
Manufacturing	120	28	79	80	62
Construction	14	10	(23)	41	12
Property	18	(42)	(3)	8	3
Energy and water	1	3	13	22	1
Wholesale and retail distribution and leisure	39	66	38	37	44
Transport	(27)	(19)	100	7	6
Postal and communication	3	(1)	1	16	1
Business and other services	45	64	76	62	75
Home loans	(1)	17	9	4	8
Other personal	1,136	894	757	748	782
Overseas customers(b)	–	–	66	13	(34)
Finance lease receivables	3	2	9	3	–
	1,382	1,021	1,132	1,041	964
Overseas	192	289	188	445	201
Impairment/specific provision charges(c)	1,574	1,310	1,320	1,486	1,165

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

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

(b)	Overseas customers are now classified as part of other industry segments.

(c)	Does not reflect the impairment of available for sale investments or other credit risk provisions in 2005.

Barclays PLC Annual Report 2005	75

Risk management

Statistical information

Table 29: Allowance for impairment/specific provision for bad and doubtful debts by industry

	IFRS				UK GAAP
	2005		2004(a)		2003		2002		2001
	£m	%	£m	%	£m	%	£m	%	£m	%
United Kingdom:
Financial services	26	0.8	7	0.3	12	0.5	1	–	5	0.3
Agriculture, forestry and fishing	12	0.3	4	0.2	5	0.2	7	0.3	13	0.7
Manufacturing	181	5.2	37	1.7	58	2.6	98	4.3	49	2.5
Construction	13	0.4	6	0.3	7	0.3	35	1.6	6	0.3
Property	24	0.7	26	1.2	3	0.1	9	0.4	8	0.4
Energy and water	18	0.5	23	1.0	27	1.2	28	1.3	10	0.5
Wholesale and retail distribution and leisure	99	2.9	70	3.3	52	2.3	54	2.4	60	3.0
Transport	32	0.9	55	2.6	103	4.6	7	0.3	6	0.3
Postal and communication	2	0.1	13	0.6	15	0.7	15	0.7	1	0.1
Business and other services	102	3.0	105	4.9	121	5.4	92	4.1	77	3.9
Home loans	50	1.4	58	2.7	55	2.5	53	2.3	60	3.0
Other personal	1,696	49.2	1,265	58.9	1,359	60.9	1,343	59.4	1,252	63.5
Overseas customers(b)	–	–	–	–	24	1.1	39	1.7	52	2.6
Finance lease receivables	11	0.3	14	0.7	15	0.7	9	0.4	6	0.3
	2,266	65.7	1,683	78.4	1,856	83.1	1,790	79.2	1,605	81.4
Overseas	1,184	34.3	464	21.6	377	16.9	471	20.8	366	18.6
Total	3,450	100.0	2,147	100.0	2,233	100.0	2,261	100.0	1,971	100.0

See note under table 28.

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

(b)	Overseas customers are now classified as part of other industry segments.

76	Barclays PLC Annual Report 2005

Table 30: Analysis of amounts written off and recovered by industry

	Amounts written off for the year					Recoveries of amounts previously written off
	IFRS		UK GAAP			IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m	2002 £m	2001 £m	2005 £m	2004(a) £m	2003 £m	2002 £m	2001 £m
United Kingdom:
Financial services	2	7	14	2	3	1	3	12	–	3
Agriculture, forestry and fishing	3	2	–	4	7	–	1	1	2	2
Manufacturing	47	79	126	72	65	11	30	8	22	11
Construction	15	13	19	15	16	1	2	14	3	2
Property	4	2	5	10	5	1	69	1	2	1
Energy and water	22	9	15	4	1	–	2	–	1	–
Wholesale and retail distribution and leisure	85	55	45	53	35	25	7	5	11	9
Transport	29	44	5	7	4	10	15	1	1	–
Postal and communication	15	2	1	2	–	–	1	–	–	–
Business and other services	83	96	58	65	57	14	16	11	13	9
Home loans	2	19	11	11	14	9	5	3	1	4
Other personal	992	948	790	692	599	87	65	38	31	29
Overseas customers(b)	–	–	82	9	2	–	–	–	–	35
Finance lease receivables	3	4	4	4	6	1	1	1	1	1
	1,302	1,280	1,175	950	814	160	217	95	88	106
Overseas	285	302	299	270	159	62	38	18	18	36
Total	1,587	1,582	1,474	1,220	973	222	255	113	106	142

See note under table 28.

Notes

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

(b)	Overseas customers are now classified as part of other industry segments.

Barclays PLC Annual Report 2005	77

Risk management

Statistical information

Table 31: Total impairment allowance/(provision) coverage of non-performing loans

	IFRS		UK GAAP
	2005%	2004(a) %	2003%	2002%	2001%
United Kingdom	64.6	68.1	74.2	71.2	72.5
Other European Union	70.1	60.9	71.4	61.8	78.6
United States	52.8	57.0	39.2	43.7	61.8
Africa	74.3	68.4	54.5	48.4	42.0
Rest of the World	68.7	71.9	94.1	47.3	41.6
Total coverage of non-performing loans	66.2	66.9	71.5	65.9	70.4

(Also see chart on page 50.)

Table 32: Total impairment allowance/(provision) coverage of potential credit risk lending (NPLs and PPLs)

	IFRS		UK GAAP
	2005%	2004(a) %	2003%	2002%	2001%
United Kingdom	54.6	56.5	57.7	57.2	56.4
Other European Union	65.9	55.6	65.0	61.8	77.5
United States	50.4	52.3	23.4	33.0	28.6
Africa	57.8	43.5	39.9	32.1	33.3
Rest of the World	67.6	65.9	90.9	45.5	38.3
Total coverage of potential credit risk lending	56.2	56.0	54.6	52.8	52.9

(Also see chart on page 50.)

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118

78	Barclays PLC Annual Report 2005

Section 2 Results

Barclays PLC Annual Report 2005	79

Financial data Barclays PLC

Consolidated income statement – IFRS

For the year ended 31st December

	2005 £m	2004 £m
Continuing operations
Interest income	17,232	13,880

Interest expense	(9,157)	(7,047)

Net interest income	8,075	6,833

Fee and commission income	6,430	5,509
Fee and commission expense	(725)	(662)

Net fee and commission income	5,705	4,847

Net trading income	2,321	1,487
Net investment income	858	1,027

Principal transactions	3,179	2,514

Net premiums from insurance contracts	872	1,042
Other income	147	131

Total income	17,978	15,367
Net claims and benefits paid on insurance contracts	(645)	(1,259)

Total income net of insurance claims	17,333	14,108
Impairment charge and other credit provisions	(1,571)	(1,093)

Net income	15,762	13,015

Operating expenses excluding amortisation of intangible assets	(10,448)	(8,514)
Amortisation of intangible assets	(79)	(22)

Operating expenses	(10,527)	(8,536)
Share of post-tax results of associates and joint ventures	45	56
Profit on disposal of associates and joint ventures	–	45
Profit before tax	5,280	4,580
Tax	(1,439)	(1,279)

Net profit for the year	3,841	3,301

Profit attributable to minority interests	394	47
Profit attributable to equity holders of the parent	3,447	3,254
	3,841	3,301
Selected financial statistics

Basic earnings per share	54.4p	51.0p
Diluted earnings per share	52.6p	49.8p
Dividends per ordinary share	26.6p	24.0p
Dividend payout ratio	48.9%	47.1%
Profit attributable to the equity holders of the parent as a percentage of:
average shareholders’ equity	21.1%	21.7%
average total assets	0.4%	0.5%
Average United States Dollar exchange rate used in preparing the accounts	1.82	1.83
Average euro exchange rate used in preparing the accounts	1.46	1.47
Average Rand exchange rate used in preparing the accounts	11.57	11.83

The financial information shown here should be read together with, and is qualified by reference to, the accounts and Notes included in this report on pages 131 to 267.

80	Barclays PLC Annual Report 2005

Consolidated profit and loss account summary – UK GAAP

For the year ended 31st December

	2004 £m	2003 £m	2002 £m	2001 £m
Interest receivable	13,665	12,427	12,044	13,458
Interest payable	(6,823)	(5,823)	(5,839)	(7,492)
Net interest income	6,842	6,604	6,205	5,966
Fees and commissions receivable	5,672	4,896	4,454	4,202
Less: fees and commissions payable	(706)	(633)	(529)	(465)
Dealing profits	1,493	1,054	833	1,011
Other operating income	644	490	364	428
Operating income	13,945	12,411	11,327	11,142
Administration expenses – staff costs	(4,998)	(4,295)	(3,755)	(3,714)
Administration expenses – other	(2,758)	(2,404)	(2,312)	(2,303)
Depreciation	(295)	(289)	(303)	(308)
Goodwill amortisation	(299)	(265)	(254)	(229)
Operating expenses	(8,350)	(7,253)	(6,624)	(6,554)
Operating profit before provisions	5,595	5,158	4,703	4,588
Provisions for bad and doubtful debts	(1,091)	(1,347)	(1,484)	(1,149)
Provisions for contingent liabilities and commitments	(2)	1	(1)	(1)
Provisions	(1,093)	(1,346)	(1,485)	(1,150)
Operating profit	4,502	3,812	3,218	3,438
(Loss)/profit from joint ventures	(3)	1	(5)	(1)
Profit/(loss) from associates	59	28	(5)	(8)
Exceptional items	45	4	(3)	(4)
Profit on ordinary activities before tax	4,603	3,845	3,205	3,425
Tax on profit on ordinary activities	(1,289)	(1,076)	(955)	(943)
Profit on ordinary activities after tax	3,314	2,769	2,250	2,482
Minority interests (including non-equity interests)	(46)	(25)	(20)	(36)
Profit for the financial year attributable to the members of Barclays PLC	3,268	2,744	2,230	2,446
Dividends	(1,538)	(1,340)	(1,206)	(1,110)
Profit retained for the financial year	1,730	1,404	1,024	1,336
Selected financial statistics
Basic earnings per share	51.2p	42.3p	33.7p	36.8p
Diluted earnings per share	51.0p	42.1p	33.4p	36.4p
Dividends per ordinary share	24.00p	20.50p	18.35p	16.63p
Dividend payout ratio	46.9%	48.5%	54.5%	45.2%
Attributable profit as a percentage of:
average shareholders’ funds	19.2%	17.0%	14.7%	17.4%
average total assets	0.5%	0.6%	0.5%	0.6%
Average United States Dollar exchange rate used in preparing the accounts	1.83	1.64	1.50	1.44
Average euro exchange rate used in preparing the accounts	1.47	1.45	1.59	1.61
Average Rand exchange rate used in preparing the accounts	11.83	12.33	15.75	12.18

The financial information shown here is extracted from the published accounts for the last four years. This information should be read together with, and is qualified by reference to, the accounts and Notes included in this report on pages 131 to 267.

Barclays PLC Annual Report 2005	81

Financial data Barclays PLC

Consolidated balance sheet summary – IFRS

As at 31st December

	2005 £m	2004 £m
Assets
Cash and other short-term funds	5,807	3,525
Treasury bills and other eligible bills	n/a	6,658
Trading and financial assets designated at fair value	251,820	n/a
Derivative financial instruments	136,823	n/a
Debt securities and equity shares	n/a	141,710
Loans and advances to banks	31,105	80,632
Loans and advances to customers	268,896	262,409
Available for sale investments	53,497	n/a
Reverse repurchase agreements and cash collateral on securities borrowed	160,398	n/a
Insurance assets, including unit-linked assets	114	8,576
Property plant and equipment	2,754	2,282
Other assets	13,143	32,389
Total assets	924,357	538,181

Liabilities
Deposits and items in the course of collection due to banks	77,468	112,229
Customer accounts	238,684	217,492
Trading and financial liabilities designated at fair value	104,949	n/a
Liabilities to customers under investment contracts	85,201	n/a
Derivative financial instruments	137,971	n/a
Debt securities in issue	103,328	83,842
Repurchase agreements and cash collateral on securities lent	121,178	n/a
Insurance contract liabilities, including unit-linked liabilities	3,767	8,377
Subordinated liabilities	12,463	12,277
Other liabilities	14,918	87,200
Total liabilities	899,927	521,417
Shareholders’ equity
Shareholders’ equity excluding minority interests	17,426	15,870
Minority interests	7,004	894
Total shareholders’ equity	24,430	16,764
Total liabilities and shareholders’ equity	924,357	538,181
Weighted risk assets and capital ratios
Weighted risk assets	269,148	218,601
Tier 1 ratio(a)	7.0%	7.6%
Risk asset ratio(a)	11.3%	11.5%
Selected financial statistics
Net asset value per ordinary share	269p	246p
Year-end United States Dollar exchange rate used in preparing the accounts	1.72	1.92
Year-end euro exchange rate used in preparing the accounts	1.46	1.41
Year-end Rand exchange rate used in preparing the accounts	10.87	10.86

Note 63 to the accounts provides a reconciliation of net profit and shareholders’ equity between the amounts calculated under IFRS and US GAAP.

The financial information on page 83 is extracted from the published accounts for the last four years. This information should be read together with, and is qualified by reference to, the accounts and Notes included in this report.

Note

(a)	Capital ratios for 2004 are based on UK GAAP and have not been restated as these remain as reported to the FSA. As at 1st January 2005 the tier 1 ratio was 7.1% and the risk asset ratio was 11.8% reflecting the impact of IFRS including the adoption of IAS 32, IAS 39 and IFRS 4.

82	Barclays PLC Annual Report 2005

Consolidated balance sheet summary – UK GAAP

As at 31st December

	2004 £m	2003 £m	2002 £m	2001 £m
Assets
Loans and advances to banks and customers	330,077	288,743	260,572	228,382
Other assets	177,009	139,818	129,136	113,917
	507,086	428,561	389,708	342,299
Infrastructure	6,625	6,624	6,015	6,137
	513,711	435,185	395,723	348,436
Retail life-fund assets attributable to policyholders	8,378	8,077	7,284	8,170
Total assets	522,089	443,262	403,007	356,606
Liabilities
Deposits by banks, customer accounts and debt securities in issue	396,548	328,529	304,817	273,073
Other liabilities	86,568	77,660	64,067	50,763
	483,116	406,189	368,884	323,836
Capital resources
Undated loan capital	6,149	6,310	6,678	5,054
Dated loan capital	6,128	6,029	4,859	4,933
Minority interests	901	283	156	134
Shareholders’ equity excluding minority interests	17,417	16,374	15,146	14,479
Total shareholders’ equity	18,318	16,657	15,302	14,613
	30,595	28,996	26,839	24,600
	513,711	435,185	395,723	348,436
Retail life-fund liabilities attributable to policyholders	8,378	8,077	7,284	8,170
Total liabilities and shareholders’ equity	522,089	443,262	403,007	356,606
Weighted risk assets and capital ratios
Weighted risk assets	218,601	188,997	172,748	158,873
Tier 1 ratio	7.6%	7.9%	8.2%	7.8%
Risk asset ratio	11.5%	12.8%	12.8%	12.5%
Selected financial statistics
Net asset value per ordinary share	270p	250p	230p	217p
Year-end United States Dollar exchange rate used in preparing the accounts	1.92	1.78	1.61	1.45
Year-end euro exchange rate used in preparing the accounts	1.41	1.41	1.54	1.64
Year-end Rand exchange rate used in preparing the accounts	10.86	11.78	13.85	17.49

The financial information shown here is extracted from the published accounts for the last four years. This information should be read together with, and is qualified by reference to, the accounts and Notes included in this report.

Barclays PLC Annual Report 2005	83

Business description

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.

UK Retail Banking

UK Retail Banking comprises Personal Customers, Mortgages, Small Business and UK Premier. This cluster of businesses aims to build broader and deeper relationships with both existing and new customers. Personal Customers and Mortgages provide a wide range of products and services to retail customers, including current accounts, savings, mortgages, and general insurance. Small Business provides banking services to small businesses. UK Premier provides banking, investment products and advice to affluent customers.

UK Business Banking

UK Business Banking provides relationship banking to Barclays larger and medium business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital. UK Business Banking provides asset financing and leasing solutions through a specialist business.

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets sales, trading and research, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credits, as well as hybrid capital products, asset-based finance, commercial mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk-controlled active products, including hedge funds. BGI also provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 140 funds for institutions and individuals trading in 11 markets globally. BGI’s investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost.

Wealth Management

Wealth Management serves affluent, high net worth and corporate clients, providing private banking, offshore banking, stockbroking, asset management and financial planning services.

Wealth Management – closed life assurance activities

Wealth Management – closed life assurance activities comprise the closed life assurance businesses of Barclays and Woolwich in the UK.

Barclaycard

Barclaycard is a multi-brand international credit card and consumer lending business; it is one of the leading credit card businesses in Europe.

In the UK, Barclaycard manages the Barclaycard branded credit cards and other non-Barclaycard branded card portfolios including Monument, SkyCard and Solution Personal Finance. In consumer lending, Barclaycard manages both secured and unsecured loan portfolios, through Barclays branded loans, being mostly Barclayloan, and also through the FirstPlus and Clydesdale Financial Services businesses.

Outside the UK, Barclaycard provides credit cards in the United States through Barclaycard US (previously Juniper), Germany, Spain, Greece, Italy, Portugal and a number of other countries. In the Nordic region, Barclaycard operates through Entercard, a joint venture with FöreningsSparbanken (Swedbank).

Barclaycard Business processes card payments for retailers and issues purchasing and credit cards to business customers and to the UK Government.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International Retail and Commercial Banking, to leverage their distribution capabilities.

International Retail and Commercial Banking

International Retail and Commercial Banking provides Barclays international personal and corporate customers with banking services. The products and services offered to customers are tailored to meet the regulatory and commercial environments within each country. For reporting purposes in 2005, the operations have been grouped into two components: International Retail and Commercial Banking excluding Absa encompasses Barclays operations in continental Europe, Africa and the Middle East and the Caribbean joint venture; and International Retail and Commercial Banking – Absa represents the total business of Absa Group Limited in which Barclays acquired a majority stake on 27th July 2005.

International Retail and Commercial Banking – excluding Absa

International Retail and Commercial Banking excluding Absa provides a range of banking services, including current accounts, savings, investments, mortgages and loans to personal and corporate customers across Spain, Portugal, France, Italy, the Caribbean, Africa and the Middle East.

International Retail and Commercial Banking excluding Absa works closely with other parts of the Group, including Barclaycard, UK Banking, Barclays Capital and Barclays Global Investors, to leverage synergies from product and service propositions.

84	Barclays PLC Annual Report 2005

International Retail and Commercial Banking – Absa

Absa Group Limited is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including basic bank accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services; for commercial and large corporate customers Absa offers customised business solutions. As at 31st December 2005, Barclays owned 56.6% of Absa Group Limited’s ordinary shares and has voting control.

Head office functions and other operations

Head office functions and other operations comprise:

●	Head office and central support functions

●	discontinued businesses in transition

●	consolidation adjustments

Head office and central support functions comprise the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Discontinued businesses in transition principally relate to Middle Eastern corporate banking businesses and airline leasing activities. These businesses are centrally managed with the objective of maximising recovery from the assets.

Consolidation adjustments largely reflect the elimination of inter segment transactions.

Competition and Outlook

The Barclays Group operates in a number of highly competitive business environments and competes with a wide range of financial services companies, from banks to leasing companies.

In all business areas, competition from both incumbent players and new market entrants continues to increase, and the landscape will remain highly competitive. Across businesses and geographies, the pace of consolidation in the financial services industry has also increased in recent years, and this is likely to continue to accelerate. This consolidation could result in even more intense competition, as larger, better-capitalised firms, with stronger local presence in specific geographies, emerge.

Present in more than 60 countries, the Barclays Group also operates in a number of highly competitive geographic environments, including the UK, Continental Europe, the US, sub-Saharan Africa and the Asia-Pacific region.

Supervision and Regulation

Barclays is an international financial services group involved primarily in Banking, Investment Banking and Asset Management, and has operations in some 60 countries. The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to rules and regulations, including reserve and reporting requirements and conduct of business requirements imposed by the relevant central banks and regulatory authorities.

In the UK, the Financial Services Authority (FSA) is the independent body responsible for the regulation of deposit taking, life insurance, home mortgages, general insurance and investment business. The FSA was established by the Government and it exercises statutory powers under the Financial Services and Markets Act 2000 (FSMA).

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

Under the FSA’s risk-based approach to supervision, the starting point for the FSA’s supervision of all financial institutions is based on a systematic analysis of the risk profile for each authorised firm. The FSA has adopted a homogeneous risk, processes and resourcing model in its approach to its supervisory responsibilities (known as the ARROW model) and the results of the risk assessment are used by the FSA to develop a risk mitigation programme for a firm. The FSA also promulgates requirements that banks and other financial institutions are required to meet on matters such as capital adequacy (see Capital ratios on page 110), limits on large exposures to individual entities and groups of closely connected entities, and liquidity.

Banks, insurance companies and other financial institutions in the UK are subject to a single financial services compensation scheme (the Financial Services Compensation Scheme) where an authorised firm is unable or is likely to be unable to meet claims made against it due to its financial circumstances. Different levels of compensation are available to eligible claimants depending upon whether the protected claim is in relation to a deposit, a contract of insurance or protected investment business. The manager of the Scheme is able to make an offer of compensation or, in respect of insurance contracts, offer to continue cover or provide assistance to an insurance undertaking to allow it to continue insurance business in accordance with the rules of the Scheme. Most deposits made with branches of Barclays Bank PLC within the European Economic Area (EEA) which are denominated in Sterling or other EEA currencies (including the euro) are covered by the Scheme. Most claims made in respect of designated investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state. The Scheme establishes the maximum amounts of compensation payable in respect of protected claims: for eligible protected deposit claims, this is £31,700 (100% of the first £2,000 and 90% of the next £33,000) and for protected investment business, this is £48,000 (100% of the first £30,000 and 90% of the next £20,000). There is no maximum limit for protected insurance claims. The first £2,000 of a valid claim is paid in full together with 90% of the remaining loss.

Outside the UK, the Group has operations (and main regulators) located in continental Europe, in particular France, Germany, Spain, Portugal and Italy (local central banks and other regulatory authorities); Asia Pacific (various regulatory authorities including the Hong Kong Monetary Authority, the Japanese FSA and the Monetary Authority of Singapore); Africa, where the Group’s operations are headquartered in Johannesburg, South Africa (The South African Reserve Bank and the Financial Services Board (FSB)) and the United States of America (the Board of Governors of the Federal Reserve System (FRB) and the Securities and Exchange Commission).

Barclays PLC Annual Report 2005	85

Business description

In Europe, the UK regulatory agenda is considerably shaped and influenced by the directives emanating from the European Union. Barclays has implemented the various requirements imposed by the directives on such matters as the carrying on the business of credit institutions and investment firms, capital adequacy, own funds and large exposures across all its European operations. A number of other European Community Directives are being introduced, for example the ‘Capital Requirements Directive’ and the ‘Markets in Financial Instruments Directive’. These form part of the European Single Market programme, an important feature of which is the framework for the regulation of authorised firms. This framework is designed to enable a credit institution or investment firm authorised in one European Union member state to conduct banking or investment business through the establishment of branches or by the provision of services on a cross-border basis in other member states without the need for local authorisation. Barclays operations in Europe are authorised and regulated by a combination of both home (the FSA) and host regulators.

Barclays operations in South Africa, including Absa Group Limited, are supervised and regulated by the South Africa Reserve Bank (SARB) and the Financial Services Board (FSB). SARB oversees the banking industry and follows a risk-based approach to supervision whilst the FSB oversees the non-banking financial services industry and focuses on enhancing consumer protection and regulating market conduct.

In the United States, Barclays PLC, Barclays Bank PLC, and certain US subsidiaries, and branches of the Bank are subject to a comprehensive regulatory structure, involving numerous statutes, rules and regulations, including the International Banking Act of 1978, the Bank Holding Company Act of 1956, as amended, the Foreign Bank Supervision Enhancement Act of 1991 and the USA PATRIOT Act of 2001. Such laws and regulations impose limitations on the types of businesses, and the ways in which they may be conducted, in the United States and on the location and expansion of banking business there. The Bank’s branch operations are subject to extensive federal and state supervision and regulation by the FRB, the New York State Banking Department and the Florida Office of Financial Regulation; the Office of the Comptroller of the Currency (OCC) (in the case of Barclays Global Investors, NA); and the Delaware State Banking Commissioner and the Federal Deposit Insurance Corporation (in the case of Juniper Bank). The Investment Banking and Asset Management operations are subject to ongoing supervision and regulation by the Securities and Exchange Commission (SEC) as well as a comprehensive scheme of regulation under the US federal securities laws, as enforced by, for example, the National Association of Securities Dealers (NASD) and the OCC.

The Basel Committee on Banking Supervision and the European Commission have also issued a revised framework for the allocation of regulatory capital for credit risk and introduced a capital adequacy requirement for operational risk. These bodies recognise that a more sophisticated approach is required to address both financial innovation and the increasingly complex risks faced by financial institutions. The revised Basel Capital Accord and the EU Capital Requirements Directive will be phased in from the end of 2006.

Recent developments

On 1st January 2006 Barclays completed the sale to Absa Group Limited of the Barclays South African branch business. This business consists of the Barclays Capital South African operations and Corporate and Business Banking activities carried out by International Retail and Commercial Banking (South African branch), together with the associated assets and liabilities.

FirstCaribbean Transaction

On 13th March 2006 Barclays Bank PLC announced that it had signed a non-binding letter of intent with Canadian Imperial Bank of Commerce (‘CIBC’) for the sale of its 43.7% stake in FirstCaribbean International Bank (‘FirstCaribbean’) to CIBC. The transaction is anticipated to take place at a price of US$1.62 per FirstCaribbean share with a total transaction value of approximately US$1.08 billion. The proposed transaction is subject to the completion of due diligence, the negotiation and execution of definitive documentation and regulatory approval. It is anticipated that the transaction will complete late in 2006.

86	Barclays PLC Annual Report 2005

Financial review

Overview

Introduction

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. Operating in over 60 countries and employing 113,300 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide.

Our business was affected by global economic conditions generally and particularly by conditions in the UK. The UK economy was weaker in 2005 than 2004, with the economy growing at 1.8%. The US economy sustained strong growth in 2005, although slightly lower than in 2004, whilst the Eurozone economy growth remained broadly steady from the level of 2004. The South African economy maintained its strong economic growth.

As a financial services group domiciled in the UK, the majority of our earnings currently arise from the UK. Nonetheless, with our global businesses and our international activities, we believe that our diverse portfolio provides a broad spread of earnings capabilities and offers greater resilience against systematic events in any single business or geography. Currently about 40% of Barclays profits come from outside the UK against 20% five years ago.

The profitability of Barclays businesses could be adversely affected by a worsening of general economic conditions in the UK or abroad. Factors such as the liquidity of the global financial markets, the level and volatility of equity prices and interest rates, investor sentiment, inflation, and the availability and cost of credit, could significantly affect the activity level of customers. A continued market downturn would likely lead to a decline in the volume of transactions that Barclays executes for its customers and, therefore, lead to a decline in the income it receives from fees and commissions. In addition, changes in interest rate levels, yields curves and spreads may affect the interest rate margin realised on lending and on borrowing costs.

Continuous focus on improvements in productivity provides the ability to respond flexibly to any pressure on income growth and helps offset its impact on overall profitability.

Key drivers underpinning the financial performance are detailed in the subsequent pages of the ‘Financial review’ section. These include, for net interest income, the volume and rate of growth of asset and liability balances, together with the margin on these balances. Non-interest income is driven primarily by net fees and commissions, although it also includes principal transactions and other operating income.

Net premiums from insurance contracts and claims and benefits paid on insurance contracts are shown separately in the Income Statement.

The principal drivers of operating expenses are staffing levels and their associated costs, including performance related expenditure, and the level of strategic investment spend.

Impairment charges and other credit provisions are largely driven by the quantity and quality of lending and reflect the condition of the credit environment.

In addition to the risk factors outlined on pages 31 to 33, other potential impacts on Barclays profitability are the consequences of potential regulation or legislation.

Note

(a) Restated for IFRS.

Goals

Barclays primary focus is to deliver superior value to its shareholders. To achieve this we use an operating philosophy, the principles of value based management (VBM), to develop strategy, allocate resources and manage performance.

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

The primary goal remains to achieve top quartile total shareholder return (TSR) relative to a peer group of 11 other UK and international financial services institutions. TSR is defined as the value created for shareholders through share price appreciation, plus reinvested dividend payments. In 2004, we announced a new performance cycle TSR goal for the 2004 to 2007 period.

The TSR peer group is reviewed annually to ensure it aligns with our business mix and the direction and scale of our ambition. The peer group for 2005 was: ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Royal Bank of Scotland and UBS. For 2006 the peer group is unchanged.

For the first two years of the new goal period, from 31st December 2003 to 31st December 2005, Barclays was positioned fifth within its peer group, which is second quartile TSR performance.

In addition, economic profit (EP) is used to support the pursuit of the top quartile TSR goal. The strategies we follow and the actions we take are aligned to value creation for all stakeholders. Since the introduction of VBM, Barclays has used EP as its key internal financial measure, to support the achievement of our primary top quartile TSR goal. Barclays uses EP, a non-IFRS measure, as a key indicator of performance because it believes that it provides important discipline in decision-making. Barclays believes that EP encourages both profitable growth and the efficient use of capital. More information on the reconciliation of EP to profit before tax can be found on page 286.

We believe that, given current and expected market conditions, a compound annual growth rate in EP in the range of 10% to 13% p.a., which would translate into cumulative EP generation of £6.5bn to £7.0bn, will be required to deliver top quartile TSR over the 2004 to 2007 goal period. Economic profit for 2005 was £1.75bn, which, added to the £1.57bn generated in 2004, delivered a cumulative total of £3.32bn for the goal period to date. This equates to compound annual growth in economic profit of 18% per annum for the goal period to date.

We will continue to report progress against goals on a regular basis.

Financial Performance 2005(a)

Barclays applied International Financial Reporting Standards (IFRS) with effect from 1st January 2004, with the exception of IAS 32, IAS 39 and IFRS 4, which were applied from 1st January 2005. The effect of these changes is pervasive throughout these results.

The Group’s profit before tax in 2005 increased 15% (£700m) to £5,280m (2004: £4,580m). Total income net of insurance claims increased 23% (£3,225m) to £17,333m (2004: £14,108m) whilst operating expenses

Barclays PLC Annual Report 2005	87

Financial review

Overview

excluding amortisation of intangible assets rose 23% (£1,934m) to £10,448m (2004: £8,514m). Amortisation of intangible assets was £79m (2004: £22m). Impairment charges and other credit provisions rose 44% to £1,571m (2004: £1,093m).

Earnings per share rose 7% to 54.4p (2004: 51.0p), diluted earnings per share rose 6% to 52.6p (2004: 49.8p). Dividends per share rose 11% to 26.6p (2004: 24.0p). Return on average shareholders’ funds was 21% (2004: 22%). Economic profit was up 12%, in line with our expectations and a reflection of tight capital management as well as a good business performance.

Non-performing loans increased £1,095m (27%) to £5,210m. Potential problem loans increased £131m to £929m. Coverage of non-performing loans was broadly steady at 66.2% (2004: 66.9%) while the coverage of potential credit risk loans also remained stable at 56.2% (2004: 56.0%).

Our capital position remained healthy. Shareholders’ equity excluding minority interests increased £1,556m (10%) to £17.4bn, primarily due to profit retention. Total assets increased £386bn (80%) to £924bn. Weighted risk assets increased £50bn (23%) to £269bn. The tier 1 capital ratio decreased to 7% (2004: 7.6%) and the risk asset ratio decreased to 11.3% (2004 11.5%).

Business Performance

There was good growth in profit before tax for the Group as a whole with momentum in the core UK businesses and strong growth in our global product businesses. Our Group as a whole, and the businesses within it, are gaining momentum both in terms of balance sheet and assets under management. Overall, our performance in 2005 reflects consistent execution of our strategy, and has strengthened our position for future growth.

UK Banking produced good profit growth, up 8%, to £2,455m (2004: £2,265m) and outperformed its productivity target for 2005 with the cost:income ratio improving by three percentage points. In UK Banking our ambition is to build the best bank in the UK – and we are making good progress.

UK Retail Banking achieved solid income growth of 4% in 2005. Operating expenses decreased 3% through strong cost control whilst continuing targeted reinvestment to improve customer service and the branch network. Profit before tax grew 7% to £1,027m (2004: £963m). Excluding the gain of £42m on the sale of our stake in Edotech in 2004, underlying profit before tax increased 12%. UK Retail Banking continued to make good progress on its transformation programme, including launching a new general insurance proposition with Aviva, a new initiative in current accounts and making ongoing investments in branding, branches and customer service.

UK Business Banking profit before tax increased 10% to £1,428m (2004: £1,302m), driven by strong income and balance sheet growth. Operating expenses grew slower than income leading to an improved cost:income ratio of 35%. UK Business Banking put in another strong performance based on its business model of relationship management and industry specialisation.

Barclays Capital continued its very strong growth of recent years, with profit before tax in 2005 rising 25% to £1,272m (2004: £1,020m). Income growth of 27% was broadly-based across products and geographies. The year also saw continued investment in building Barclays Capital’s scale and diversity in terms of geography, products and people. As a result of investment and the profit performance, operating expenses grew 28%. Market risk was well controlled with DVaR falling 6% to £32m as a result of increased diversification. The rate of growth of earnings once again exceeded the rate of growth of capital consumption.

Barclays Global Investors achieved outstanding results, with profit before tax rising 61% to £542m (2004: £336m), reflecting strong growth in net new assets and a continuing improvement in operating margins. Income growth of 48% was driven by significant increases in management fees, incentive fees, and securities lending revenues. Operating expenses rose 40%, reflecting higher performance-based compensation and significant investment in the platform and in innovative new products. Barclays Global Investors was one of the leaders in its product markets through operational excellence and a ‘one firm’ approach to meeting client needs.

Profit before tax in Wealth Management rose by 56% to £172m (2004: £110m) – a very strong performance driven by broad-based income growth of 11% and improved cost efficiency. Operating expenses grew by only 3% as efficiency savings funded significant cost restructuring and investment programmes. Our stated goal is to position our Wealth Management business as a leading European wealth manager. During 2005 the transformation of the business for future growth began to deliver results.

Barclaycard profit before tax fell 19% to £687m (2004: £843m), driven by higher levels of impairment in the UK and continued investment in the International businesses. Income growth of 15% reflected good performances by the UK cards and loans businesses and very strong international growth. Operating expenses rose 21%, reflecting continued heavy investment in the business, particularly internationally. Barclaycard US, previously Juniper, grew strongly in line with plan, and cards in Spain and Germany performed strongly. We now have over 4.3 million international cards in issue.

International Retail and Commercial Banking was transformed by the acquisition of Absa. International Retail and Commercial Bank excluding Absa increased profit before tax 21% to £355m (2004: £293m). Income growth of 20% reflected strong balance sheet growth in Europe and Africa. Operating expenses grew in line with income as we accelerated the integration of Banco Zaragozano. Excluding integration costs of £57m, Barclays Spain increased profit before tax 25% to £156m (2004: £125m).

We completed the acquisition of a majority stake in Absa Group Limited in July 2005. For the five-month period of Barclays ownership, Absa contributed £335m to profit before tax. The performance of Absa is ahead of the business plan that underpinned the acquisition.

Head office functions and other operations loss before tax increased to £532m (2004: £235m). This was driven by accounting adjustments to eliminate inter-segment transactions of £204m (2004: £69m) and non-recurring costs of £165m (2004: £32m) including the costs of Head office relocation and a write-off of capitalised IT-related assets.

Across our portfolio, a continuing focus throughout 2005 was on exploiting opportunities for the business in our portfolio to work together. Synergies realised during the year included product offerings from Barclays Global Investors and Barclaycard through our retail businesses in Spain whilst Barclays Capital is now one of the leading debt issuers in Iberia. Our portfolio enables us to continually provide more sophisticated financing and risk management solutions to our larger clients from UK Business Banking through Barclays Capital. We are also beginning to apply our skills to Absa’s portfolio, particularly in wholesale markets and credit card services.

Capital Strength

Our capital position and strong credit rating are sources of competitive advantage. At the end of 2005, our risk asset ratio was 11.3%, and our Tier 1 capital ratio was 7.0%. This strong capital position enhances our ability to pay dividends and invest confidently in business growth. When we look at the balance sheet, we focus capital management on five areas: maintaining our double A credit rating; generating sufficient capital to support weighted risk asset growth in the business; financing corporate activity, delivering dividend growth; and using share buy-backs to manage any excess capital.

88	Barclays PLC Annual Report 2005

Financial review

Critical accounting estimates

Critical Accounting Estimates

The Group’s accounting policies are set out on pages 118 to 129.

Certain of these policies, as well as estimates made by management, are considered to be important to an understanding of the Group’s financial condition since they require management to make difficult, complex or subjective judgements and estimates, some of which may relate to matters that are inherently uncertain. The following accounting policies include estimates which are particularly sensitive in terms of judgements and the extent to which estimates are used. Other accounting policies, such as the determination of the cost of share-based payments also involve significant amounts of judgements and estimates, but the total amounts involved are not significant to the financial statements. Management has discussed the accounting policies and critical accounting estimates with the Board Accounts Committee.

Fair Value of Financial Instruments

Some of the Bank’s financial instruments are carried at fair value through profit or loss, including derivatives held for trading or risk management purposes.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Financial instruments entered into as trading transactions, together with any associated hedging, are measured at fair value and the resultant profits and losses are included in net trading income, along with interest and dividends arising from long and short positions and funding costs relating to trading activities. Assets and liabilities resulting from gains and losses on financial instruments held for trading are reported gross in trading portfolio assets and liabilities or derivative financial instruments, reduced by the effects of qualifying netting agreements with counterparties. Financial instruments are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using financial markets pricing models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. Most market parameters are either directly observable or are implied from instrument prices. However, profits or losses are recognised upon initial recognition only when such profits can be measured solely by reference to observable current market transactions or valuation techniques based solely on observable market inputs.

The calculation of fair value for any financial instrument may also require adjustment of the quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used), or to reflect hedging costs not captured in pricing models (to the extent they would be taken into account by a market participant in determining a price). The process of calculating fair value on illiquid instruments or from a valuation model may require estimation of certain pricing parameters, assumptions or model characteristics. These estimates are calibrated against industry standards, economic models and observed transaction prices. The effect of changing these assumptions for those financial instruments for which the fair values were measured using valuation techniques that are determined in full or in part on assumptions that are not supported by observable market prices to a range of reasonably possible alternative assumptions, would be to provide a range of £87m lower to £121m higher than the fair values recognised in the financial statements.

The fair value of financial instruments is provided in Note 57 to the accounts.

Allowances for Loan Impairment

Allowances for loan impairment represent management’s estimate of the losses incurred in the loan portfolios as at the balance sheet date. Changes to the allowances for loan impairment and changes to the provisions for undrawn contractually committed facilities and guarantees provided are reported in the consolidated income statement as part of the impairment charge and other credit risk provisions.

Within the retail and small businesses portfolios which comprise large numbers of small homogeneous assets with similar risk characteristics where credit scoring techniques are generally used, statistical techniques are used to calculate impairment allowances on a portfolio basis, based on historical recovery rates and assumed emergence periods. These statistical analyses use as primary inputs the extent to which accounts in the portfolio are in arrears and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. The models are updated from time to time. However, experience suggests that the models are reliable and stable, stemming from the very large numbers of accounts from which the model building information is drawn. These models do not contain judgemental inputs, but judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable.

The impairment charge reflected in the income statement for these portfolios is £1,254m and amounts to 80% of the total impairment charge in 2005.

For larger accounts impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account, for example, the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Subjective judgements are made in this process. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken, case by case.

Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. However, the impairment charge reflected in the financial statements in relation to larger accounts is £320m or 20% of the total impairment charge in 2005.

Further information on impairment allowances is set out on pages 48 and 49.

Goodwill

Management have to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the impairment review process requires the identification of independent operating units, by dividing the Group business into as many largely independent income streams as is reasonably practicable. The goodwill is then allocated to these independent operating units. The first element of this allocation is based on the areas of the business expected to benefit from the synergies derived from the acquisition. The second element reflects the allocation of the net assets

Barclays PLC Annual Report 2005	89

Financial review

Critical accounting estimates

acquired and the difference between the consideration paid for those net assets and their fair value. This allocation is reviewed following business reorganisation. The carrying value of the operating unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). In the absence of readily available market price data this calculation is usually based upon discounting expected pre-tax cash flows at the Group’s cost of equity, the determination of both of which requires the exercise of judgement. The goodwill impairment testing in 2005 indicated that none of the goodwill was impaired. The most significant amounts of goodwill relate to the Absa and Woolwich acquisitions.

Intangible Assets

Intangible assets that derive their value from contractual customer relationships or that can be separated and sold and have a finite useful life are amortised over their estimated useful life.

Determining the estimated useful life of these finite life intangible assets requires an analysis of circumstances, and judgement by the Bank’s management. At each balance sheet date, or more frequently when events or changes in circumstances dictate, intangible assets are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount: the higher of the assets’ or the cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arms-length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

On the acquisition of Absa, the value of intangible assets such as brands, core deposit intangibles and customer lists was determined using income approach methodologies, such as the discounted cash flow method and the relief from royalty method that estimate net cash flows attributable to an asset over its economic life and discount to present value using an appropriate rate of return. These approaches assume that the income derived from the asset will, to a large extent, control its value. The discount rate used in the valuations was based on the cost of equity adjusted for risk and ranges from 13.7% to 16.1%. In the case of brands, the pre-tax royalty rates were estimated to be 1.5% based on similar financial services transactions, information about marketing expenditure on the brands and consideration of the unique factors relating to the brand that third parties would consider. Cash flows for customer lists were based on historic revenues and customer numbers adjusted for expected attrition and taking account of applicable costs to determine expected margins. These margins varied, depending on the nature of the customer relationships. A similar approach was applied to core deposit intangibles with cash flows being calculated by charging an appropriate cost to the identified spread, on a historical margins basis. In all the calculations, the rate of tax was estimated to be 31.6% of operating profit.

Further information on intangible assets is set out in Note 28 to the accounts.

Retirement Benefit Obligations

The Group provides pension plans for employees in most parts of the world. Arrangements for staff retirement benefits vary from country to country and are made in accordance with local regulations and customs. For defined contribution schemes, the pension cost recognised in the profit and loss account represents the contributions payable to the scheme. For defined benefit schemes, actuarial valuation of each of the scheme’s obligations using the projected unit credit method and the fair valuation of each of the scheme’s assets are performed annually in accordance with the requirements of IAS 19.

The actuarial valuation is dependent upon a series of assumptions, the key ones being mortality, morbidity, investment returns and expense inflation assumptions. Mortality estimates are based on standard industry and national mortality tables, adjusted where appropriate to reflect the Group’s own experience. The returns on fixed interest investments are set to market yields at the valuation date (less an allowance for risk) to ensure consistency with the asset valuation. The returns on UK and overseas equities are set relative to fixed interest returns by considering the long-term expected equity risk premium. The expense inflation assumption reflects long-term expectations of both earnings and retail price inflation.

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, adjusted for any historic unrecognised actuarial gains or losses and past service cost, is recognised as a liability in the balance sheet. An asset, arising for example, as a result of past over-funding or the performance of the plan investments, is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions. To the extent that any unrecognised gains or losses at the start of the measurement year in relation to any individual defined benefit scheme exceed 10% of the greater of the fair value of the scheme assets and the defined benefit obligation for that scheme, a proportion of the excess is recognised in the income statement.

The Group’s IAS 19 pension deficit across all pension and post-retirement schemes as at 31st December 2005 was £2,879m (2004: £2,464m). This comprises net recognised liabilities of £1,737m (2004: £1,786m) and unrecognised actuarial losses of £1,142m (2004: £678m). The net recognised liabilities comprises retirement benefit liabilities of £1,823m (2004: £1,865m) relating to schemes that are in deficit, and assets of £86m (2004: £79m) relating to schemes that are in surplus.

The Group’s IAS 19 pension deficit in respect of the main UK scheme as at 31st December 2005 was £2,535m (2004: £2,220m). The estimated actuarial funding position of the main UK pension scheme as at 31st December 2005, estimated from the triennial valuation in 2004, was a surplus of £900m (2004: deficit of £50m).

Cash contributions to the Group’s schemes totalled £373m in 2005 (2004: £279m), including £354m to the main UK scheme (2004: £255m).

Further information on retirement benefit obligations is set out in Note 38 to the accounts.

90	Barclays PLC Annual Report 2005

Financial review

Results by nature of income and expense

Results by Nature of Income and Expense

Comparative figures have been restated as a result of the changes in accounting policy and accounting presentation as set out on page 130.

Net interest income

	2005 £m	2004(a) £m
Interest income(b)	17,232	13,880
Interest expense	(9,157)	(7,047)
Net interest income	8,075	6,833

Group net interest income increased 18% (£1,242m) to £8,075m (2004: £6,833m). The inclusion of Absa added net interest income of £514m in the second half of 2005. Group net interest income excluding Absa grew 11% reflecting growth in average balances across all businesses. Growth in net interest income was strongest in UK Banking, particularly reflecting the growth in UK Business Banking average lending and deposit balances. Net interest income also improved in Barclaycard and International Retail and Commercial Banking as a result of strong growth in balances.

In 2005, interest income relating to reverse repurchase agreements has been included within other interest income. In 2004, such income was classified within the loans and advances to banks and the loans and advances to customers categories. Expenditure relating to repurchase agreements has been treated accordingly and is included within other interest expense. In 2004 the expenditure was included within deposits from banks and customer accounts.

Notes

(a)	Does not include IAS 32, IAS 39 or IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

(b)	Following application of IAS 32 and IAS 39 there are a number of reclassifications, which affect the year on year comparisons of interest income and expense:

–	Certain lending related fees and commissions transferred to net interest income.

–	The interest expense of certain capital instruments transferred to minority interests.

A component of the benefit of free funds included in Group net interest income is the structural hedge which functions to reduce the impact of the volatility of short-term interest rate movements. The contribution of the structural hedge has decreased to £145m (2004: £304m), largely due to the impact of higher short-term interest rates and lower medium-term rates. The reduced contribution from the structural hedge has impacted the interest earned on shareholders’ funds and reported liability margins.

Interest income includes £76m accrued on impaired loans, reflecting the application of IAS 32.

Barclays PLC Annual Report 2005	91

Financial review

Results by nature of income and expense

Net fee and commission

	2005 £m	2004 £m
Fee and commission income	6,430	5,509
Less: fee and commission expense	(725)	(662)
Net fee and commission income	5,705	4,847

Net fee and commission income increased 18% (£858m) to £5,705m (2004: £4,847m) reflecting good growth across all businesses. The inclusion of Absa increased net fee and commission income by £334m in the second half of 2005. Group net fee and commission income excluding Absa grew 11%. Excluding the application of IAS 32 and IAS 39 net fee and commission income increased 20%.

Fee and commission income rose 17% (£921m) to £6,430m (2004: £5,509m). The inclusion of Absa increased fee and commission income by £386m. Excluding Absa, fee and commission income grew by 10%. The growth was driven by Barclays Global Investors, reflecting strong growth in net new assets, strong investment performance and higher market levels, and by Barclays Capital, as a result of increased business volumes and higher market share. In addition, Barclaycard fee and commission income increased as a result of higher contributions from Barclaycard Business and FirstPlus and the inclusion of Barclaycard US for the full year. Fee and commission expense increased 10% (£63m) to £725m (2004: £662m), largely reflecting the inclusion of Absa which added £52m.

Total foreign exchange income was £648m (2004: £520m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by UK Retail Banking, UK Business Banking, International Retail and Commercial Banking, Barclaycard, Barclays Global Investors and Wealth Management, both externally and with Barclays Capital, is reported in those respective business units, within fee and commission income. The foreign exchange income earned in Barclays Capital is reported within trading income.

Principal transactions

	2005 £m	2004 £m
Net trading income
Rates related business	1,732	1,141
Credit related business	589	346
Principal transactions	2,321	1,487

Most of the Group’s trading income is generated in Barclays Capital.

Net trading income increased 56% (£834m) to £2,321m (2004: £1,487m) due to strong performances across Barclays Capital Rates and Credit businesses, in particular from commodities, foreign exchange, fixed income and credit derivatives. This was driven by the continued return on prior-year investments and higher volumes of client-led activity across a broad range of products and geographical regions. Group net trading income excluding £9m of Absa income, grew 55%.

Net investment income

	2005 £m	2004 £m
Cumulative gain from disposal of availablefor sale assets/investment securities	120	45
Dividend income	22	17
Net income from financial instruments designated at fair value	389	n/a
Income from assets backing insurance policies	n/a	717
Other investment income	327	248
Net investment income	858	1,027

Net investment income decreased 16% (£169m) to £858m (2004: £1,027m). The inclusion of Absa increased net investment income by £62m in the second half of 2005. Group net investment income excluding Absa decreased 22%.

Following the application of IAS 39 at 1st January 2005, certain assets and liabilities have been designated at fair value. Fair value movements on these items have been reported within net trading income or within net investment income depending on the nature of the transaction. Fair value movements on insurance assets included within net investment income contributed £317m.

From 1st January 2005, investment and insurance contracts are separately accounted for in accordance with IAS 39 and IFRS 4. This has resulted in investment income and the corresponding movement in investment contract liabilities being presented on a net basis within other income. In 2004, all contracts were accounted for as insurance contracts and the gross income relating to these contracts was reported as income from assets backing insurance policies.

Other income

	2005 £m	2004 £m
Increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	9,234	n/a
Increase in liabilities held in respect of linked liabilities to customers under investment contracts	(9,234)	n/a
Property rentals	54	46
Other income	93	85
Other income	147	131

In accordance with IAS 39, from 1st January 2005 certain asset management products offered to institutional clients by Barclays Global Investors are recognised as investment contracts. This results in a substantial increase in the fair value of assets held in respect of linked liabilities to customers under investment contracts and in the related liabilities.

92	Barclays PLC Annual Report 2005

Operating expenses excluding amortisation of intangible assets

	2005 £m	2004 £m
Staff costs (Note 9)	6,318	5,227
Administrative expenses	3,443	2,766
Depreciation (Note 29)	362	297
Impairment loss – intangible assets (Note 28)	9	9
Operating lease rentals	316	215
Operating expenses excluding amortisation of intangible assets	10,448	8,514

Operating expenses increased 23% (£1,934m) to £10,448m (2004: £8,514m). The inclusion of Absa added operating expenses of £622m to the second half of 2005. Group operating expenses excluding Absa grew 15% reflecting higher business activity.

Administrative expenses increased 24% (£677m) to £3,443m (2004: £2,766m). The inclusion of Absa added administrative expenses of £257m in the second half of 2005. Group administrative expenses excluding Absa grew 15% principally as a result of higher business activity in Barclays Capital and Barclays Global Investors and the inclusion of Barclaycard US for the full year. There was a strong focus on cost control across the business, with particularly good results in UK Retail Banking.

Administrative expenses included non-recurring costs relating to the write-down of capitalised IT related assets held centrally of £60m (2004: £nil). Impairment losses of £9m (2004: £9m) reflected a further charge for the impairment of certain capitalised IT related assets following a review of their likely future economic benefit.

Operating lease rentals increased 47% (£101m) to £316m (2004: £215m). The inclusion of Absa added operating lease rentals of £27m in the second half of 2005. Operating lease rentals excluding Absa increased primarily as a consequence of the double occupancy costs associated with the head office relocation to Canary Wharf.

The Group cost:income ratio remained steady at 61%. This reflected improved productivity in UK Banking, Barclays Global Investors and Wealth Management; and a stable performance by International Retail and Commercial Banking, offset by an increase in non-recurring operating expenses in Head office and other functions.

The Group cost:net income(a) ratio was 67% (2004: 66%).

Staff costs

Other operating expenses – staff costs

	2005 £m	2004 £m
Salaries and accrued incentive payments	5,036	4,098
Social security costs	412	339
Pension costs	347	327
Post-retirement health care	27	29
Other staff costs	496	434
Staff costs	6,318	5,227

Included in salaries and accrued incentive payments is £338m (2004: £204m) arising from equity settled share-based payments.

Staff costs increased 21% (£1,091m) to £6,318m (2004: £5,227m). The inclusion of Absa added staff costs of £296m during the second half of the year. Excluding the impact of Absa, staff costs increased 15%.

Salaries and accrued incentive payments rose 23% (£938m) to £5,036m (2004: £4,098m), principally due to increased headcount in Barclays Capital and performance related payments primarily in Barclays Capital and Barclays Global Investors and the inclusion of Absa. Excluding Absa salaries and accrued incentive payments of £276m, salaries and accrued incentive payments rose 16% (£662m).

Pension costs comprise all UK and international pension schemes. Included in pension costs is a charge of £276m (2004: £261m) in respect of the Group’s main UK pension schemes.

Staff numbers

	200	2004
UK Banking	39,900	41,800
UK Retail Banking	31,900	34,400
UK Business Banking	8,000	7,400
Barclays Capital	9,000	7,800
Barclays Global Investors	2,300	1,900
Wealth Management	7,200	7,200
Barclaycard	7,800	6,700
International Retail and Commercial
Banking	46,200	12,100
International Retail and Commercial Banking – ex Absa	12,700	12,100
International Retail and Commercial Banking – Absa	33,500	–
Head office functions and other operations	900	900
Total Group permanent and fixed-term contract staff worldwide	113,300	78,400
Agency staff worldwide	7,000	4,300
Total including agency staff	120,300	82,700

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and contract staff comprise 59,100 (2004: 60,000) in the UK and 54,200 (2004: 18,400) internationally.

Note

(a)	The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Barclays PLC Annual Report 2005	93

Financial review

Results by nature of income and expense

Since 2004 permanent and contract staff numbers increased by 34,900, primarily as a result of the acquisition of Absa Group Limited, offset in part by the implementation of restructuring programmes resulting in a decrease of 2,400 staff.

UK Banking staff numbers fell by 1,900 to 39,900 (2004: 41,800), reflecting the cost management programme in UK Retail Banking partially offset by an increase in UK Business Banking frontline staff and the inclusion of 200 Iveco Finance staff.

Barclays Capital staff numbers rose by 1,200 to 9,000 (2004: 7,800), reflecting the continued expansion of the business.

Barclays Global Investors increased staff numbers by 400 to 2,300 to support strategic initiatives (2004: 1,900).

Barclaycard staff numbers rose by 1,100 to 7,800 (2004: 6,700), reflecting growth of 300 in Barclaycard US, an increase of 200 in other international operations and growth in customer facing staff in the UK.

International Retail and Commercial Banking increased staff numbers by 34,100, primarily due to the inclusion of 33,500 Absa staff. International Retail and Commercial Banking excluding Absa increased staff numbers by 600 to 12,700 (2004: 12,100), mainly due to growth in continental Europe, including over 100 from the acquisition of the ING Ferri business in France.

Head office functions and other operations staff numbers remained stable at 900 (2004: 900).

The increase in agency staff worldwide largely reflects the inclusion of 3,300 temporary staff at Absa.

The number of staff under notice at 31st December 2005, was 2,400.

Depreciation, impairment and amortisation

	2005 £m	2004 £m
Depreciation
Property depreciation	92	86
Equipment depreciation	268	210
Assets under operating lease depreciation	2	1
Depreciation	362	297
Impairment
Intangible assets	9	9
Impairment	9	9
Amortisation of intangible assets
	2005 £m	2004 £m
Internally generated software	20	19
Other software	3	–
Brands	9	–
Customer lists	27	–
Licences	13	3
Core deposit intangibles	7	–
Amortisation of intangible assets	79	22

The increase in the amortisation of intangible assets primarily reflects the inclusion of Absa in the second half of 2005.

Impairment charge and other credit risk provisions/provisions for bad and doubtful debts

	2005 £m	2004 £m
Impairment charge for loans and advances	1,574	n/a
Specific provision charge	n/a	1,310
General provision release	n/a	(206)
	1,574	1,104
Available for sale impairment charge	4	n/a
	1,578	1,104
Other credit risk provisions	(7)	(11)
Impairment charge and other credit risk provisions/provisions for bad and doubtful debts	1,571	1,093

Period-on-period comparison is affected by the adoption of IAS 39 on 1st January 2005, which has changed the absolute value and calculation basis of the impairment charges and Potential Credit Risk Loans (PCRLs). In addition, following the adoption of IAS 39 on 1st January 2005, wholesale and corporate charges now include the impairment of private equity investments.

Total impairment charges and other credit provisions increased 44% (£478m) to £1,571m (2004: £1,093). This reflected some large one-off releases and recoveries in 2004, the impact of acquisitions in 2005 and changes in methodology.

In the UK, pressure on household cash flows due to a range of factors and the high level of household indebtedness have led to a greater strain on personal budgets. This has resulted in a deterioration in consumer credit quality which has been evident from higher average delinquency balances and shorter periods between delinquency and charge-off. Smaller business customers have also shown some limited deterioration in credit quality. Wholesale and corporate credit conditions remained steady. In other key markets for the Group, the US consumer and corporate credit markets remained robust while the consumer and SME markets in Iberia remained well underpinned by strong economic growth. In South Africa, good economic growth has led to buoyant domestic demand for credit, whilst rising debt:income ratios were underpinned by growth in household income and low interest rates.

As a result of an increase in impairment charges to the retail portfolios, and to a lesser extent in the wholesale and corporate portfolios, the impairment charges for the Group (excluding Absa charges of £20m) for the full-year were £1,551m (2004: £1,093m). Impairment charges excluding Absa amounted to 0.57% (2004: 0.48%), as a percentage of period-end total non-trading loans and advances.

Retail impairment charges, excluding Absa charges of £19m, increased to £1,235m (2004: £811m), accounting for just under 80% of the Group’s impairment charges. Excluding Absa, retail impairment charges amounted to 1.05% (2004: 0.72%) of the period-end total non-trading loans and advances. The increase was predominantly in the UK cards and consumer loans portfolios.

94	Barclays PLC Annual Report 2005

In the wholesale and corporate businesses, excluding Absa impairment charges of £20m, impairment charges increased to £323m (2004: £282m). The increase occurred largely in UK Business Banking and reflected the fact that the 2004 results included a large one-off recovery of £57m. Underlying impairment charges excluding this item were broadly flat. Wholesale and corporate impairment charges, excluding Absa, were 0.21% (2004: 0.25%) of period-end total non-trading loans and advances.

Absa’s impairment charge of £20m for the five-month period was low in a benign credit environment and also reflected a reduction in the number and value of non-performing loans and a higher level of releases and recoveries.

Impairment charges by their very nature are subject to exceptional increases, releases and recoveries from time to time. The presence of such items means that the movements in the impairment charge from one period to another will differ from the movement in the underlying trend. In 2004, the credit loss was reduced by a number of one-off items, including an exceptional recovery of £57m in UK Business Banking and a release of mortgage provisions of £40m (2005: release £10m) in UK Retail Banking.

Share of post-tax results of associates and joint ventures

	2005 £m	2004 £m
Loss from joint ventures	(8)	–
Profit from associates	53	56
Share of post-tax results of associates and joint ventures	45	56

The share of post-tax results of associates and joint ventures fell 20% (£11m) to £45m (2004: £56m). A stronger underlying performance by FirstCaribbean in 2005 was more than offset by the impact of a gain in 2004 relating to the sale of shares held in Republic Bank Ltd (Barclays share £28m). Losses from joint ventures primarily related to Intelligent Processing Systems Limited, a cheque processing joint venture in the UK.

Tax

The overall tax charge is explained in the following table:

	2005 £m	2004 £m
Profit before tax	5,280	4,580
Tax charge at average UK corporation tax rate of 30% (2004: 30%)	1,584	1,374
Prior year adjustments	(130)	(26)
Differing overseas tax rates	(35)	(110)
Income not taxable	(129)	(51)
Share-based payments	(12)	–
Deferred tax assets not recognised	(7)	24
Other non-allowable expenses	214	88
Other items	(46)	(20)
Overall tax charge	1,439	1,279
Effective tax rate	27%	28%

The charge for the period is based upon a UK corporation tax rate of 30% for the calendar year 2005 (full-year 2004: 30%). The effective rate of tax for 2005 was 27% (2004: 28%). This is lower than the standard rate due to the beneficial effects of lower tax on certain overseas income and certain non-taxable gains. The tax charge for the year includes £961m (2004: £1,028m) arising in the UK and £478m (2004: £251m) arising overseas.

IFRS compared with US GAAP

The Group also provides results on the basis of accounting principles generally accepted in the United States (US GAAP). The impact on net income and shareholders’ equity of applying US GAAP is set out below. The individual IFRS/US GAAP adjustments are discussed in Note 63.

Profit attributable to equity holders of the parent

(IFRS)/net income (US GAAP)

	2005 £m	2004 £m
Barclays PLC Group
Profit attributable to equity holders of the parent (IFRS)/ Net income (US GAAP)
IFRS	3,447	3,254
US GAAP	2,932	3,032
Barclays Bank PLC Group
Profit attributable to equity holders of the parent (IFRS)/ Net income (US GAAP)
IFRS	3,695	3,263
US GAAP	3,164	3,137
Shareholders’ equity excluding minority interests (IFRS)/shareholders’ equity (US GAAP)
	2005 £m	2004 £m
Barclays PLC Group
Shareholders’ equity excluding minority interests (IFRS)/Shareholders’ equity (US GAAP)
IFRS	17,426	15,870
US GAAP	18,461	16,953
Barclays Bank PLC Group
Shareholders’ equity excluding minority interests (IFRS)/Shareholders’ equity (US GAAP)
IFRS	22,665	16,638
US GAAP	23,114	19,594

The Group does not manage its business with regard to reported trends on a US GAAP basis. Consequently the level of adjustment from the application of US GAAP in current or past periods is not necessarily indicative of the magnitude or direction of such adjustment in subsequent periods.

Barclays PLC Annual Report 2005	95

Financial review

Analysis of results by business

Analysis of Results by Business

The following section analyses the Group’s performance within the businesses. Inter-business activities are included within these figures. The total income and expenditure for the businesses therefore does not necessarily equate to the amounts reported in the Group’s results.

UK Banking

	2005 £m	2004 £m
Net interest income	3,990	3,477
Net fee and commission income	1,776	1,936
Net trading income	–	–
Net investment income	31	5
Principal transactions	31	5
Net premiums from insurance contracts	280	249
Other income	26	37
Total income	6,103	5,704
Net claims and benefits on insurance contracts	(58)	(46)
Total income, net of insurance claims	6,045	5,658
Impairment charges and other credit provisions	(344)	(199)
Net income	5,701	5,459
Operating expenses excluding amortisation of intangible assets	(3,240)	(3,239)
Amortisation of intangible assets	(3)	(2)
Operating expenses	(3,243)	(3,241)
Share of post-tax results of associates and joint ventures	(3)	5
Profit on disposal of associates and joint ventures	–	42
Profit before tax	2,455	2,265

UK Banking profit before tax increased 8% (£190m) to £2,455m (2004: £2,265m) driven by good income growth and strong cost management.

UK Banking has targeted a cost:income ratio reduction of two percentage points per annum in 2005, 2006 and 2007. This has been exceeded in 2005 as the cost:income ratio improved by three percentage points to 54% (2004: 57%). UK Banking has continued to make good progress towards achieving its strategic aims of delivering integrated banking solutions to customers, enhancing the customer service experience, capturing revenue growth opportunities and improving productivity.

UK Retail Banking

	2005 £m	2004 £m
Net interest income	2,174	2,059
Net fee and commission income	1,112	1,123
Net trading income	–	–
Net investment income	9	1
Principal transactions	9	1
Net premiums from insurance contracts	280	249
Other income	17	26
Total income	3,592	3,458
Net claims and benefits on insurance contracts	(58)	(46)
Total income, net of insurance claims	3,534	3,412
Impairment charges and other credit provisions	(142)	(60)
Net income	3,392	3,352
Operating expenses	(2,359)	(2,433)
Share of post-tax results of associates and joint ventures	(6)	2
Profit on disposal of associates and joint ventures	–	42
Profit before tax	1,027	963

UK Retail Banking profit before tax increased 7% (£64m) to £1,027m (2004: £963m). Profit before tax increased 12% excluding the impact of a £42m profit on disposal of a stake in Edotech in 2004.

Total income net of insurance claims increased 4% (£122m) to £3,534m (2004: £3,412m). The full-year growth compares favourably with 1% growth reported for the first half of 2005. There was good growth in current accounts, Small Business and UK Premier, whilst income from retail savings was weaker. The application of IAS 32 and IAS 39 from 1st January 2005, in particular Effective Interest Rate requirements, resulted in the reclassification of certain lending related fees from net fee and commission income to net interest income.

Net interest income increased 6% (£115m) to £2,174m (2004: £2,059m). Growth was driven by higher contributions from Mortgages and Small Business, partly offset by some margin pressure on savings and deposits. Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased 3%.

UK residential mortgage balances ended the period at £59.6bn (2004: £61.7bn). The mortgage business continued to focus on higher margin new business which resulted in an improved new business spread. Gross advances were £11.5bn which represented a market share of 4%. The loan to value ratio within the mortgage book on a current valuation basis averaged 35% (2004: 35%). There was strong balance growth in non-mortgage loans, as Small Business average loan balances increased 14% and within Personal Customers, average overdraft balances increased 8%.

Total average customer deposit balances increased 6% to £72.4bn (2004: £68.5bn). There was strong growth in UK Premier average balances of 11%, and good growth in Small Business average deposits of 5%. Within Personal Customers, retail savings average balances increased 5% and current account average balances increased 3%.

96	Barclays PLC Annual Report 2005

Net fee and commission income decreased 1% (£11m) to £1,112m (2004: £1,123m) with lending related fees impacted by the application of IAS 32 and IAS 39 from 1st January 2005. Excluding this impact, net fee and commission income growth was 5%. There was strong growth in current account fees, including a higher contribution from value-added Additions accounts. UK Premier delivered strong growth reflecting higher income from investment advice. There was also good growth from Small Business, including higher income from money transmission.

Income from principal transactions was £9m (2004: £1m) representing the gain on the sale of the investment in Gresham, an insurance underwriting business, ahead of the launch in 2005 of the new general insurance offering.

Net premiums from insurance underwriting activities increased 12% (£31m) to £280m (2004: £249m). In 2004 there was a provision relating to the early termination of contracts. Adjusting for this, income was slightly lower as a result of reduced insurance take-up on consumer loans.

Impairment charges increased 137% (£82m) to £142m (2004: £60m). Excluding UK mortgage releases (£40m in 2004 and £10m in 2005), impairment charges increased 52% (£52m) to £152m (2004: £100m). The increase principally reflected some deterioration in the delinquency experience and balance growth in overdrafts and small business lending. Losses from the mortgage portfolio remained negligible, with arrears increasing slightly over the year but remaining at low levels.

Operating expenses decreased 3% (£74m) to £2,359m (2004: £2,433m). The successful execution of initiatives focused on reducing back and middle office expenditure continued. Regulatory costs reduced in 2005. Despite continued investment in the business, the cost:income ratio improved four percentage points to 67% (2004: 71%).

UK Business Banking

	2005 £m	2004 £m
Net interest income	1,816	1,418
Net fee and commission income	664	813
Net trading income	–	–
Net investment income	22	4
Principal transactions	22	4
Other income	9	11
Total income	2,511	2,246
Impairment charges and other credit provisions	(202)	(139)
Net income	2,309	2,107
Operating expenses excluding amortisation of intangible assets	(881)	(806)
Amortisation of intangible assets	(3)	(2)
Operating expenses	(884)	(808)
Share of post-tax results of associates and joint ventures	3	3
Profit before tax	1,428	1,302

UK Business Banking profit before tax increased 10% (£126m) to £1,428m (2004: £1,302m), driven by strong income growth. Both Larger Business and Medium Business performed well in highly competitive markets and maintained their respective shares of primary banking relationships. In June 2005, UK Business Banking completed the acquisition of a 51% stake in Iveco Finance.

Total income increased 12% (£265m) to £2,511m (2004: £2,246m), driven by strong balance sheet growth. The application of IAS 32 and IAS 39 from 1st January 2005, in particular, Effective Interest Rate requirements, resulted in the reclassification of certain lending related fees from net fee and commission income to net interest income.

Net interest income increased 28% (£398m) to £1,816m (2004: £1,418m). Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased by 13%.

Balance sheet growth was very strong. The application of IAS 32 and IAS 39 from 1st January 2005 has resulted in the grossing up of previously netted positions (assets and liabilities subject to master netting agreements). As at 31st December 2005 these balances were £8.9bn. Average lending balances (excluding previously netted balances) increased 23% to £54.9bn (2004: £44.6bn), with good contributions from all business areas and in particular large corporates. Iveco Finance contributed £1.1bn of average lending balances. Average deposit balances (excluding previously netted balances) increased 11% to £46.1bn (2004: £41.5bn) with strong growth from large corporate deposits. The underlying lending margin (adjusting for the income reclassification) was broadly stable.

Net fee and commission income decreased 18% (£149m) to £664m (2004: £813m). Excluding the impact of IAS 32 and IAS 39, net fee and commission income increased 8%, as a result of higher lending and transaction fees.

Income from principal transactions was £22m (2004: £4m). The majority of the increase represented gains on equity investments.

Impairment charges increased £63m to £202m (2004: £139m). Excluding the impact of a £57m recovery in the second half of 2004, the impairment charge was broadly stable. Corporate credit conditions remained steady during 2005 with potential credit risk loans unchanged, despite very strong loan growth.

Operating expenses increased 9% (£76m) to £884m (2004: £808m), reflecting volume growth, increased expenditure on frontline staff and the costs of Iveco Finance since acquisition. The cost:income ratio improved one percentage point to 35% (2004: 36%).

Barclays PLC Annual Report 2005	97

Financial review

Analysis of results by business

Barclays Capital

	2005 £m	2004 £m
Net interest income	926	991
Net fee and commission income	724	603
Net trading income	2,194	1,463
Net investment income	401	297
Principal transactions	2,595	1,760
Other income	25	21
Total income	4,270	3,375
Impairment charges and other credit provisions	(103)	(102)
Net income	4,167	3,273
Operating expenses excluding amortisation of intangible assets	(2,894)	(2,253)
Amortisation of intangible assets	(1)	–
Operating expenses	(2,895)	(2,253)
Profit before tax	1,272	1,020

Barclays Capital delivered record profit before tax and net income. Profit before tax increased 25% (£252m) to £1,272m (2004: £1,020m) as a result of the very strong income performance driven by higher business volumes and client activity levels. Net income increased 27% (£894m) to £4,167m (2004: £3,273m).

Total income increased 27% (£895m) to £4,270m (2004: £3,375m) as a result of strong growth across Rates and Credit Businesses. Income by asset category was broadly based with particularly strong growth delivered by credit products, commodities, currency products and equity products. Income by geography was well spread with significant growth in the US. Areas of investment in 2004, such as commodities, commercial mortgage backed securities and equity derivatives, performed well, delivering significant income growth. Market risk was well controlled with average DVaR falling 6% to £32m (2004: £34m) as a result of increased diversification across asset classes.

Secondary income, comprising principal transactions (net trading income and net investment income) and net interest income, is mainly generated from providing financing and client risk management solutions. This increased 28% (£770m) to £3,521m (2004: £2,751m).

Net trading income increased 50% (£731m) to £2,194m (2004: £1,463m) with very strong contributions across the Rates and Credit Businesses; commodities, foreign exchange, fixed income and credit derivatives performed particularly well. These results were driven by the continued return on prior year investments and higher volumes of client led activity across a broad range of products and geographical regions. Net investment income increased 35% (£104m) to £401m (2004: £297m) driven by realisations from credit products. Net interest income decreased 7% (£65m) to £926m (2004: £991m) reflecting flattening yield curves and the impact of IAS 32 and IAS 39.

Primary income, comprising net fee and commission income from advisory and origination activities, grew 20% (£121m) to £724m (2004: £603m). This reflected higher volumes and continued market share gains in a number of key markets, with strong performances from both bonds and loans.

Other income of £25m (2004: £21m) primarily reflected income from operating leases.

Impairment charges of £103m (2004: £102m) were in line with the prior year reflecting the stable wholesale credit environment.

Operating expenses increased 28% (£642m) to £2,895m (2004: £2,253m), reflecting higher business volumes and the ongoing costs associated with staff hired during 2004 and 2005 as part of the business expansion plan. Performance related costs increased due to the strong profit performance. Investment expenditure, primarily in the front office, continued to be significant although less than 2004 as headcount growth slowed. The cost:net income ratio remained stable at 69% (2004: 69%). Total staff costs to net income of 56% was in line with 2004 levels. Approximately half of operating expenses comprised performance related pay, discretionary investment spend and short-term contractor resource, consistent with 2004.

Total headcount increased by 1,200 during 2005 to 9,000 (2004: 7,800). Growth occurred across all regions with over half of the increase in the front office, spread across product, client coverage and distribution.

Barclays Global Investors

	2005 £m	2004 £m
Net interest income	17	5
Net fee and commission income	1,297	882
Net trading income	2	3
Net investment income	4	3
Principal transactions	6	6
Total income	1,320	893
Operating expenses excluding amortisation of intangible assets	(775)	(555)
Amortisation of intangible assets	(4)	(1)
Operating expenses	(779)	(556)
Share of post-tax results of associates and joint ventures	1	(2)
Profit on disposal of associates and joint ventures	–	1
Profit before tax	542	336

Barclays Global Investors (BGI) delivered another year of outstanding financial results, achieving record revenues and profit before tax. The performance was spread across a diverse range of products, distribution channels and geographies. Profit before tax increased 61% (£206m) to £542m (2004: £336m) reflecting substantial income growth and focused investment spend.

Net fee and commission income increased 47% (£415m) to £1,297m (2004: £882m), driven by significant increases in management, incentive and securities lending revenues. Higher margin assets under management, strong investment performance and higher market levels contributed to the significant income growth, which was strong across all areas, particularly in the active and iShares businesses.

Investment performance remained very good for the majority of active funds as they outperformed their respective benchmarks. The growth in global iShares continued apace, with related assets under management up 66% (£45bn) to £113bn (2004: £68bn).

98	Barclays PLC Annual Report 2005

Operating expenses increased 40% (£223m) to £779m (2004: £556m) as a result of higher performance based expenses, significant investment in key growth initiatives and ongoing investment in infrastructure required to support business growth. The cost:income ratio improved to 59% (2004: 62%).

Total headcount rose by 400 to 2,300 (2004: 1,900). Headcount increased in all regions, across product groups and the support functions, reflecting the investments made to support strategic initiatives.

Total assets under management increased 24% (£172bn) to £881bn (2004: £709bn). The growth included £48bn of net new assets, £53bn attributable to favourable exchange rate movements and £71bn as a result of market movements. In US$ terms, the increase in assets under management to US$1,513bn from US$1,362bn (2004) included US$88bn of net new assets and US$121bn of market movements, partially offset by adverse exchange rate movements of US$58bn. BGI manages assets denominated in numerous currencies although the majority are held in US dollars.

Wealth Management

	2005 £m	2004 £m
Net interest income	335	303
Net fee and commission income	589	529
Net trading income	–	–
Net investment income	5	–
Principal transactions	5	–
Other income	(1)	7
Total income	928	839
Impairment charges and other credit provisions	(2)	1
Net income	926	840
Operating expenses excluding amortisation of intangible assets	(752)	(729)
Amortisation of intangible assets	(2)	(1)
Operating expenses	(754)	(730)
Profit before tax	172	110

Wealth Management profit before tax increased 56% (£62m) to £172m (2004: £110m), driven by broad based-income growth and improved cost efficiency.

Total income increased 11% (£89m) to £928m (2004: £839m).

Net interest income increased 11% (£32m) to £335m (2004: £303m) reflecting strong growth in loans and deposits. Total average customer deposits increased 12% to £23bn (2004: £20.6bn) driven by strong growth from offshore and private banking clients. Total average loans increased 22% to £4.4bn (2004: £3.6bn), reflecting growth from corporate clients in the offshore business.

Net fee and commission income increased 11% (£60m) to £589m (2004: £529m). The increase was driven principally by sales of investment products to private banking and financial planning clients, stronger equity markets and higher client transaction volumes.

Operating expenses increased 3% (£24m) to £754m (2004: £730m). The business is being reorganised to establish an integrated global operating model and efficiency savings have enabled the funding of significant restructuring expenditure and the initiation of major investment programmes in people and infrastructure. The cost:income ratio improved six percentage points to 81% (2004: 87%).

The integration of the Gerrard business continued to make good progress with profits well ahead of 2004.

Total customer funds, comprising customer deposits and assets under management, increased to £78.3bn (31st December 2004: £70.8bn). Multi-Manager assets increased to £6bn (31st December 2004: £1.6bn); this growth included existing customer assets.

Wealth management – closed life assurance activities

	2005 £m	2004 £m
Net interest income	(13)	(53)
Net fee and commission income	44	–
Net trading income	–	–
Net investment income	259	596
Principal transactions	259	596
Net premiums from insurance contracts	195	362
Other income	11	4
Total income	496	909
Net claims and benefits on insurance contracts	(375)	(818)
Total income, net of insurance claims	121	91
Operating expenses	(127)	(143)
Loss before tax	(6)	(52)

Wealth Management closed life assurance activities loss before tax reduced to £6m (2004: loss of £52m), predominantly due to lower funding and redress costs in 2005.

Profit before tax excluding customer redress costs of £85m was £79m (2004: £45m).

From 1st January 2005, following the application of IAS 39 and IFRS 4, life assurance products are divided into investment contracts and insurance contracts. Investment income from assets backing investment contracts, and the corresponding movement in investment contract liabilities, has been presented on a net basis in other income. In addition, these standards have impacted the reporting of net claims and benefits paid.

Total income decreased to £496m (2004: £909m), largely due to the application of IFRS. The decrease was offset by a broadly similar reduction in net claims and benefits.

Operating expenses decreased 11% (£16m) to £127m (2004: £143m). Costs relating to redress for customers decreased to £85m (2004: £97m) and other operating expenses decreased 9% (£4m) to £42m (2004: £46m).

Barclays PLC Annual Report 2005	99

Financial review

Analysis of results by business

Barclaycard

	2005 £m	2004 £m
Net interest income	1,773	1,600
Net fee and commission income	972	790
Net premiums from insurance contracts	24	22
Total income	2,769	2,412
Net claims and benefits on insurance contracts	(7)	(5)
Total income, net of insurance claims	2,762	2,407
Impairment charges and other credit provisions	(1,098)	(761)
Net income	1,664	1,646
Operating expenses excluding amortisation of intangible assets	(961)	(804)
Amortisation of intangible assets	(17)	(3)
Operating expenses	(978)	(807)
Share of post-tax results of associates and joint ventures	1	4
Profit before tax	687	843

Barclaycard profit before tax decreased 19% (£156m) to £687m (2004: £843m) as strong income growth was more than offset by higher impairment charges and increased costs from the continued development of the International business. Excluding Barclaycard US (previously Juniper) loss before tax of £56m, profit before tax fell 12% (£102m) to £743m.

Total income, net of insurance claims, increased 15% (£355m) to £2,762m (2004: £2,407m) driven by good performances across the diversified UK cards and loans businesses and Barclaycard Business, and by very strong momentum in international cards. Excluding Barclaycard US income of £75m, income increased 10%. The application of IAS 32 and IAS 39 from 1st January 2005, in particular the Effective Interest Rate requirements, resulted in the reclassification of fee and commission expenses to net interest income.

Net interest income increased 11% (£173m) to £1,773m (2004: £1,600m) as a result of growth in average balances, although the rate of growth in the UK slowed during 2005. UK average extended credit balances rose 5% to £8.6bn (2004: £8.2bn) and international average extended credit balances doubled to £1.8bn (2004: £0.9bn). Excluding Barclaycard US average extended credit balances of £0.9bn, international average extended credit balances increased 26%. UK average consumer lending balances increased 10% to £10.3bn (2004: £9.4bn). Margins in the cards business improved during 2005 to 7.96% (2004: 7.34%) due to the impact of increased card rates and a reduced proportion of total balances on promotional offers. Margins in consumer lending fell to 4.96% (2004: 6.27%), due to the impact of IAS 32 and IAS 39, competitive pressure and a change in the product mix. Excluding the impact of the application of IAS 32 and IAS 39, net interest income increased 14%.

Net fee and commission income increased 23% (£182m) to £972m (2004: £790m) as a result of the inclusion of Barclaycard US and increased contributions from Barclaycard Business and FirstPlus. Excluding the impact of IAS 32 and IAS 39, net fee and commission income increased 16%.

Impairment charges increased 44% (£337m) to £1,098m (2004: £761m). The increase was driven by a rise in delinquent balances, lower rates of recovery from customers, the inclusion of Barclaycard US, and an increase in the size of the average loan book. Excluding Barclaycard US impairment charges of £53m, impairment charges increased 38%. The increases arose in the UK businesses as a result of the industry wide credit experience during 2005. Within the portfolio, the greater increase arose in the UK cards business; impairment charges in the consumer lending business increased at a lower rate. Non-performing loans increased significantly, driven by the growth in delinquent balances.

Operating expenses rose 21% (£171m) to £978m (2004: £807m), mostly as a result of the inclusion of Barclaycard US. Excluding Barclaycard US operating expenses of £111m, operating expenses rose 7% reflecting continued investment in the UK and continental European card businesses and the development of the UK Partnerships business.

Barclaycard International performed strongly, with Germany and Spain delivering excellent results. In June, Barclaycard formed a new joint venture with Swedbank to develop a card business in the Nordic region; the business is performing in line with expectations. Excluding Barclaycard US, Barclaycard International profit before tax was £26m (2004: £8m), with income ahead 22%. Barclaycard US performance and integration proceeded in line with expectations, with strong growth in balances and customers and the establishment of a number of new partnerships. The loss before tax for Barclaycard US was £56m (2004: loss of £2m).

International Retail and Commercial Banking

	2005 £m	2004 £m
Net interest income	1,096	534
Net fee and commission income	711	288
Net trading income	40	–
Net investment income	150	135
Principal transactions	190	135
Net premiums from insurance contracts	227	300
Other income	62	25
Total income	2,286	1,282
Net claims and benefits on insurance contracts	(205)	(390)
Total income, net of insurance claims	2,081	892
Impairment charges and other credit provisions	(33)	(31)
Net income	2,048	861
Operating expenses excluding amortisation of intangible assets	(1,356)	(616)
Amortisation of intangible assets	(48)	(1)
Operating expenses	(1,404)	(617)
Share of post-tax results of associates and joint ventures	46	49
Profit before tax	690	293

100	Barclays PLC Annual Report 2005

International Retail and Commercial Banking profit before tax increased £397m to £690m (2004: £293m). The increase reflected the inclusion of Absa profit before tax of £335m for the period from 27th July 2005 and strong organic growth in Africa and Europe.

From 1st January 2005, following the application of IAS 39 and IFRS 4, life assurance products are divided into investment contracts and insurance contracts. Investment income from assets backing insurance contracts, and the corresponding movement in investment contract liabilities, has been presented on a net basis in other income. In addition, these standards have impacted the reporting of net claims and benefits paid. Also the application of IAS 32 and IAS 39 from 1st January 2005, in particular the Effective Interest Rate requirements, resulted in the reclassification of certain lending related fees from net fee and commission income to net interest income.

International Retail and Commercial Banking – excluding Absa

	2005 £m	2004 £m
Net interest income	582	534
Net fee and commission income	377	288
Net trading income	31	–
Net investment income	88	135
Principal transactions	119	135
Net premiums from insurance contracts	129	300
Other income	23	25
Total income	1,230	1,282
Net claims and benefits on insurance contracts	(161)	(390)
Total income, net of insurance claims	1,069	892
Impairment charges and other credit provisions	(13)	(31)
Net income	1,056	861
Operating expenses excluding amortisation of intangible assets	(734)	(616)
Amortisation of intangible assets	(6)	(1)
Operating expenses	(740)	(617)
Share of post-tax results of associates and joint ventures	39	49
Profit before tax	355	293

International Retail and Commercial Banking excluding Absa performed strongly, with profit before tax increasing 21% (£62m) to £355m (2004: £293m). The performance was broad based, featuring stronger profits in all geographies.

Total income net of insurance claims increased 20% (£177m) to £1,069m (2004: £892m).

Net interest income increased 9% (£48m) to £582m (2004: £534m), reflecting strong balance sheet growth in Europe, Africa and the Middle East, and the development of the corporate businesses in Spain.

Total average customer loans increased 28% to £22.8bn (2004: £17.8bn). Mortgage balance growth in continental Europe was particularly strong with average euro balances up 25%. Average lending balances in Africa and the Middle East increased 34%. Changes in the overall product mix, as a result of growth in European mortgages and competitive pressures in key European markets contributed to lower lending margins. Average customer deposits increased 7% to £9.5bn (2004: £8.9bn), with deposit margins rising modestly.

Net fee and commission income increased 31% (£89m) to £377m (2004: £288m). This reflected a strong performance from the Spanish funds business, where assets under management increased 15%, together with good growth in France, including the contribution of the ING Ferri business which was acquired on 1st July 2005. Fee income also showed solid growth in Italy, Africa and the Middle East. Excluding the impact of IAS 32 and IAS 39, net fee and commission income increased 25%.

Principal transactions reduced to £119m (2004: £135m), reflecting the change in accounting for insurance business, partly offset by investment realisations during 2005 including a gain of £23m from the redemption of preference shares in FirstCaribbean.

Impairment charges decreased 58% (£18m) to £13m (2004: £31m), mainly as a result of releases and recoveries in Africa and the Middle East. In Europe, charges remained broadly stable.

Operating expenses increased 20% (£123m) to £740m (2004: £617m). The increase was in line with the growth in income, and was due to higher integration costs in Spain, the continued expansion of the business in Africa and the Middle East, investments in the European distribution network, particularly in Portugal and Italy, and the acquisition of the ING Ferri business in France. The cost:income ratio remained stable at 69% (2004: 69%).

Barclays Spain continued to perform very strongly with profit before tax, pre-integration costs of £57m, up 25% to £156m (2004: £125m) including integration costs, profit before tax was up 19% to £99m (2004: £83m). This was driven by the continued realisation of benefits from the accelerated integration of Banco Zaragozano, together with good growth in mortgages and assets under management. The integration of Banco Zaragozano continued to be well ahead of plan; integration costs were £57m (2004: £42m). Profit before tax also increased strongly in Italy and Portugal reflecting strong customer acquisition and increased business volumes. France performed well as a result of good organic growth and the acquisition of ING Ferri.

Africa and the Middle East profit before tax increased 14% to £142m (2004: £125m) reflecting continued investment and balance sheet growth across the businesses, particularly in Egypt, United Arab Emirates and South Africa and lower impairment charges.

The post-tax profit from associates decreased £10m to £39m (2004: £49m) due to a lower contribution from FirstCaribbean. The underlying performance in 2005 was stronger; Barclays results in 2004 included £28m relating to the gain made by FirstCaribbean on the sale of shares in Republic Bank Limited.

Barclays PLC Annual Report 2005	101

Financial review

Analysis of results by business

International Retail and Commercial Banking – Absa

Period from 27th July until 31st December 2005	2005 £m
Net interest income	514
Net fee and commission income	334
Net trading income	9
Net investment income	62
Principal transactions	71
Net premiums from insurance contracts	98
Other income	39
Total income	1,056
Net claims and benefits on insurance contracts	(44)
Total income, net of insurance claims	1,012
Impairment charges and other credit provisions	(20)
Net income	992
Operating expenses excluding amortisation of intangible assets	(622)
Amortisation of intangible assets	(42)
Operating expenses	(664)
Share of post-tax results of associates and joint ventures	7
Profit before tax and minority interest	335

Absa’s profit before tax for the period from 27th July 2005 was £335m. On consolidation into Barclays results, a charge of £42m has been taken for the amortisation of intangible assets and is included within operating expenses. The consolidated results for Absa represent 100% of earnings, 43.4% of which is attributable to minority interests. This is deducted from Barclays results as profit attributable to minority interests.

Absa Group Limited experienced good net interest income growth in the period since acquisition from the personal, commercial and wholesale businesses. The areas of strongest balance sheet growth were mortgages, credit cards and instalment finance as the retail credit environment remained strong.

The performance in net fees and commission income was driven by good retail customer transaction volume growth and a strong performance from insurance related activities. This growth was partly offset by income reclassification due to the implementation of IFRS.

Principal transactions growth was predominantly driven by higher treasury trading income.

Impairment charges for the period were low, reflecting the benign credit environment, a reduction in non-performing loans and a higher level of releases and recoveries.

Operating expenses grew as Absa Group Limited invested in the expansion and improvement of the branch and ATM network and in customer service initiatives, including increased staff numbers. Expense growth also reflected higher volumes and regulatory programme expenditure.

102	Barclays PLC Annual Report 2005

Head office functions and other operations

	2005 £m	2004 £m
Net interest expense	(49)	(24)
Net fee and commission expense	(408)	(181)
Net trading income	85	21
Net investment income	8	(9)
Principal transactions	93	12
Net premiums from insurance contracts	146	109
Other income	24	37
Total income	(194)	(47)
Impairment charges and other credit provisions	9	(1)
Net (loss)/income	(185)	(48)
Operating expenses excluding amortisation of intangible assets	(343)	(175)
Amortisation of intangible assets	(4)	(14)
Operating expenses	(347)	(189)
Share of post-tax results of associates and joint ventures	–	2
Loss before tax	(532)	(235)

Head office functions and other operations loss before tax increased £297m to £532m (2004: loss £235m), reflecting the elimination of inter-segment transactions and increased operating expenses.

Group segmental reporting is prepared in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arms-length basis. Consolidation adjustments necessary to eliminate the inter-segment transactions, including adjustments to eliminate the timing differences on the recognition of inter-segment income and expenses, are included in Head office functions and other operations.

The increase in asymmetric consolidation adjustments of £135m to £204m (2004: £69m) mainly arises from the timing of the recognition of insurance premiums included in Barclaycard and UK Banking amounting to £113m (2004: £nil).

In UK Banking, captive insurers pay commissions to other businesses for the introduction of short-term payment protection insurance. The recognition of commissions payable is generally spread over the term of the insurance to match the fact that claims arise over the term of the insurance.

In Barclaycard, introducer commissions received from UK Banking’s captive insurers are recognised as ‘Net fees and commission’ income at the time the service is provided. This is on the basis that the introducer carries none of the related policy risk and provides no ongoing service to the policy holder. In addition, the related cost of introduction is incurred at the inception of any policy.

In 2004 and prior years, Barclaycard dealt with third-party underwriters but from the start of 2005 this activity was undertaken with the captive insurance operation within UK Banking.

In Head office functions and other operations, consolidation adjustments are made:

●	to eliminate the differential timing of the recognition of insurance commissions between UK Banking and Barclaycard; and

●	to reclassify fees and commissions, as recorded in Barclaycard, as net premiums from insurance contracts in Head office functions and other operations.

In addition, there were two other significant consolidation adjustments: internal fees for structured capital markets activities arranged by Barclays Capital of £67m (2004: £63m); and the fees paid to Barclays Capital for capital raising and risk management advice of £50m (2004: £nil). Previously, capital raising fees were amortised over the life of the capital raising and taken as a charge to net interest income. Under IFRS they are recognised as a cost in the year of issue.

Net trading income of £85m (2004: £21m) primarily arose as a result of hedging related transactions in Treasury. The hedge ineffectiveness from 1st January 2005, together with other related Treasury adjustments, amounted to a gain of £18m (2004: £nil) and was reported in net interest income. The cost of hedging the foreign exchange risk on the Group’s investment in Absa amounted to £37m (2004: £nil) and was deducted from net interest income.

Other income primarily comprises property rental income.

Impairment gains reflect recoveries made on loans previously written off in the transition businesses.

Operating expenses rose £158m to £347m (2004: £189m) and included non-recurring costs relating to the head office relocation to Canary Wharf of £105m (2004: £32m) and a charge to write down capitalised IT related assets held centrally of £60m (2004: £nil). Underlying operating expenses, excluding non-recurring costs of £165m, rose by £25m, representing an increase of 16%.

Barclays PLC Annual Report 2005	103

Financial review

Average balance sheet

Average balance sheet and net interest income (year ended 31st December)

	IFRS						UK GAAP
	2005			2004			2003
	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Assets
Treasury bills and other eligible bills:
– in offices in the United Kingdom	n/a	n/a	n/a	1,786	68	3.8	4,048	121	3.0
– in offices outside the United Kingdom	n/a	n/a	n/a	1,989	63	3.2	1,222	66	5.4
Loans and advances to banks:
– in offices in the United Kingdom	14,798	454	3.1	18,144	691	3.8	14,012	574	4.1
– in offices outside the United Kingdom	11,063	403	3.6	9,619	271	2.8	4,272	108	2.5
Loans and advances to customers:
– in offices in the United Kingdom	172,398	10,229	5.9	144,175	8,810	6.1	135,373	7,804	5.8
– in offices outside the United Kingdom	50,699	2,975	5.9	34,017	1,270	3.7	26,323	1,136	4.3
Lease receivables:
– in offices in the United Kingdom	6,521	348	5.3	4,960	220	4.4	4,520	215	4.8
– in offices outside the United Kingdom	1,706	117	6.9	369	21	5.7	265	19	7.2
Debt securities:
– in offices in the United Kingdom	n/a	n/a	n/a	51,212	2,129	4.2	58,435	2,174	3.7
– in offices outside the United Kingdom	n/a	n/a	n/a	11,533	338	2.9	4,267	210	4.9
Financial investments:
– in offices in the United Kingdom	43,133	1,755	4.1	n/a	n/a	n/a	n/a	n/a	n/a
– in offices outside the United Kingdom	10,349	467	4.5	n/a	n/a	n/a	n/a	n/a	n/a
External trading assets
– in offices in the United Kingdom	n/a	n/a	n/a	178,659	4,971	2.8	107,739	3,589	3.3
– in offices outside the United Kingdom	n/a	n/a	n/a	116,645	2,224	1.9	81,707	1,412	1.7
Reverse repurchase agreements and cash collateral on securities borrowed
– in offices in the United Kingdom	156,292	4,617	3.0	n/a	n/a	n/a	n/a	n/a	n/a
– in offices outside the United Kingdom	92,407	2,724	2.9	n/a	n/a	n/a	n/a	n/a	n/a
Trading portfolio assets:
– in offices in the United Kingdom	81,607	2,710	3.3	n/a	n/a	n/a	n/a	n/a	n/a
– in offices outside the United Kingdom	57,452	2,116	3.7	n/a	n/a	n/a	n/a	n/a	n/a
Total average interest earning assets	698,425	28,915	4.1	573,108	21,076	3.7	442,183	17,428	3.9
Impairment allowances/provisions	(3,105)			(2,907)			(2,796)
Non-interest earning assets	278,328			68,742			53,428
Total average assets and interest income	973,648	28,915	3.0	638,943	21,076	3.3	492,815	17,428	3.5
Percentage of total average assets in offices outside the United Kingdom	32.0%			30.4%			26.7%
Total average interest earning assets related to:
Interest income		28,915	4.1		21,076	3.7		17,428	3.9
Interest expense		(20,965)	2.2		(14,464)	2.3		(10,756)	2.4
		7,950	0.8		6,612	1.0		6,672	1.5

104	Barclays PLC Annual Report 2005

Average balance sheet and net interest income (year ended 31st December)

	IFRS						UK GAAP
	2005			2004			2003
	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %	Average balance £m	Interest £m	Average rate %
Liabilities and shareholders’ equity
Deposits by banks:
– in offices in the United Kingdom	54,801	1,665	3.0	46,669	1,225	2.6	40,959	993	2.4
– in offices outside the United Kingdom	21,921	705	3.2	16,610	310	1.9	10,100	184	1.8
Customer accounts:
demand deposits:
– in offices in the United Kingdom	22,593	510	2.3	20,829	310	1.5	18,788	170	0.9
– in offices outside the United Kingdom	6,196	88	1.4	3,317	31	0.9	3,497	48	1.4
Customer accounts:
savings deposits:
– in offices in the United Kingdom	52,569	1,570	3.0	47,583	1,325	2.8	45,565	999	2.2
– in offices outside the United Kingdom	1,904	39	2.0	1,117	21	1.9	813	26	3.2
Customer accounts:
other time deposits – retail:
– in offices in the United Kingdom	33,932	1,470	4.3	34,518	1,306	3.8	35,228	1,171	3.3
– in offices outside the United Kingdom	6,346	260	4.1	4,526	118	2.6	3,678	103	2.8
Customer accounts:
other time deposits – wholesale:
– in offices in the United Kingdom	41,745	1,191	2.9	58,035	1,844	3.2	57,364	1,634	2.8
– in offices outside the United Kingdom	12,545	590	4.7	13,140	342	2.6	8,193	247	3.0
Debt securities in issue:
– in offices in the United Kingdom	46,583	1,631	3.5	47,132	1,233	2.6	34,811	949	2.7
– in offices outside the United Kingdom	52,696	1,695	3.2	17,218	336	2.0	11,906	244	2.0
Dated and undated loan capital and other subordinated liabilities principally
– in offices in the United Kingdom	11,286	605	5.4	12,740	692	5.4	12,312	684	5.6
External trading liabilities:
– in offices in the United Kingdom	n/a	n/a	n/a	190,036	5,611	3.0	131,423	3,847	2.9
– in offices outside the United Kingdom	n/a	n/a	n/a	115,032	1,805	1.6	59,817	1,088	1.8
Repurchase agreements and cash collateral on securities lent:
– in offices in the United Kingdom	130,767	3,634	2.8	n/a	n/a	n/a	n/a	n/a	n/a
– in offices outside the United Kingdom	80,391	2,379	3.0	n/a	n/a	n/a	n/a	n/a	n/a
Trading portfolio liabilities:
– in offices in the United Kingdom	44,349	1,737	3.9	n/a	n/a	n/a	n/a	n/a	n/a
– in offices outside the United Kingdom	36,538	1,196	3.3	n/a	n/a	n/a	n/a	n/a	n/a
Internal funding of trading business	n/a	n/a	n/a	(72,291)	(2,045)	(2.8)	(58,436)	(1,631)	(2.8)
Total average interest bearing liabilities	657,162	20,965	3.2	556,211	14,464	2.6	416,018	10,756	2.6
Interest free customer deposits:
– in offices in the United Kingdom	25,095			15,522			13,819
– in offices outside the United Kingdom	2,053			3,190			1,260
Other non-interest bearing liabilities	267,531			48,614			45,392
Minority and other interests and shareholders’ equity	21,807			15,406			16,326
Total average liabilities, shareholders’ equity and interest expense	973,648	20,965	2.2	638,943	14,464	2.3	492,815	10,756	2.2
Percentage of total average non-capital liabilities in offices outside the United Kingdom	33.3%			30.7%			23.6%

Notes

(a)	Loans and advances to customers and banks include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.

(b)	Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.

Barclays PLC Annual Report 2005	105

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

	2005/2004(a) Change due to increase/(decrease) in:			2004(a) /2003(b) Change due to increase/(decrease) in:
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest receivable
Treasury bills and other eligible bills:
– in offices in the UK	(68)	(68)	n/a	(53)	(80)	27
– in offices outside the UK	(63)	(63)	n/a	(3)	31	(34)
	(131)	(131)	n/a	(56)	(49)	(7)
Loans and advances to banks:
– in offices in the UK	(237)	(115)	(122)	117	160	(43)
– in offices outside the UK	132	45	87	163	149	14
	(105)	(70)	(35)	280	309	(29)
Loans and advances to customers:
– in offices in the UK	1,419	1,681	(262)	1,006	523	483
– in offices outside the UK	1,705	787	918	134	301	(167)
	3,124	2,468	656	1,140	824	316
Lease receivables:
– in offices in the UK	128	78	50	5	20	(15)
– in offices outside the UK	96	91	5	2	7	(5)
	224	169	55	7	27	(20)
Debt securities:
– in offices in the UK	(2,129)	(2,129)	n/a	(45)	(285)	240
– in offices outside the UK	(338)	(338)	n/a	128	241	(113)
	(2,467)	(2,467)	n/a	83	(44)	127
Financial investments:
– in offices in the UK	1,755	1,755	n/a	n/a	n/a	n/a
– in offices outside the UK	467	467	n/a	n/a	n/a	n/a
	2,222	2,222	n/a	n/a	n/a	n/a
External trading assets:
– in offices in the UK and	(4,971)	(4,971)	n/a	1,382	2,051	(669)
– outside the UK	(2,224)	(2,224)	n/a	812	654	158
	(7,195)	(7,195)	n/a	2,194	2,705	(511)
Reverse repurchase agreements and cash collateral on securities borrowed:
– in offices in the UK	4,617	4,617	n/a	n/a	n/a	n/a
– in offices outside the UK	2,724	2,724	n/a	n/a	n/a	n/a
	7,341	7,341	n/a	n/a	n/a	n/a
Trading portfolio assets:
– in offices in the UK	2,710	2,710	n/a	n/a	n/a	n/a
– in offices outside the UK	2,116	2,116	n/a	n/a	n/a	n/a
	4,826	4,826	n/a	n/a	n/a	n/a
Total interest receivable:
– in offices in the UK	3,224	3,558	(334)	2,412	2,389	23
– in offices outside the UK	4,615	3,605	1,010	1,236	1,383	(147)
	7,839	7,163	676	3,648	3,772	(124)

Notes

(a)	2004 figures do not reflect the applications of IAS 32, and IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

(b)	2003 reflects UK GAAP.

106	Barclays PLC Annual Report 2005

Changes in net interest income – volume and rate analysis

	2005/2004(a) Change due to increase/(decrease) in:			2004(a) /2003(b) Change due to increase/(decrease) in:
	Total change £m	Volume £m	Rate £m	Total change £m	Volume £m	Rate £m
Interest payable
Deposits by banks:
– in offices in the UK	440	231	209	232	146	86
– in offices outside the UK	395	121	274	126	121	5
	835	352	483	358	267	91
Customer accounts – demand deposits:
– in offices in the UK	200	28	172	140	20	120
– in offices outside the UK	57	36	21	(17)	(2)	(15)
	257	64	193	123	18	105
Customer accounts – savings deposits:
– in offices in the UK	245	145	100	326	46	280
– in offices outside the UK	18	16	2	(5)	8	(13)
	263	161	102	321	54	267
Customer accounts – other time deposits – retail:
– in offices in the UK	164	(23)	187	135	(24)	159
– in offices outside the UK	142	59	83	15	22	(7)
	306	36	270	150	(2)	152
Customer accounts – other time deposits – wholesale:
– in offices in the UK	(653)	(479)	(174)	210	19	191
– in offices outside the UK	248	(16)	264	95	132	(37)
	(405)	(495)	90	305	151	154
Debt securities in issue:
– in offices in the UK	398	507	(109)	284	(73)	357
– in offices outside the UK	1,359	323	1,036	92	256	(164)
	1,757	830	927	376	183	193
Dated and undated loan capital and other subordinated liabilities principally in offices in the UK	(87)	(78)	(9)	8	23	(15)
External trading liabilities:
– in offices in the UK	(5,611)	(5,611)	n/a	1,764	1,747	17
– outside the UK	(1,805)	(1,805)	n/a	717	884	(167)
	(7,416)	(7,416)	n/a	2,481	2,631	(150)
Repurchase agreements and cash collateral on securities lent:
– in offices in the UK	3,634	3,634	n/a	n/a	n/a	n/a
– in offices outside the UK	2,379	2,379	n/a	n/a	n/a	n/a
	6,013	6,013	n/a	n/a	n/a	n/a
Trading portfolio liabilities:
– in offices in the UK	1,737	1,737	n/a	n/a	n/a	n/a
– in offices outside the UK	1,196	1,196	n/a	n/a	n/a	n/a
	2,933	2,933	n/a	n/a	n/a	n/a
Internal funding of trading businesses	2,045	2,045	n/a	(414)	(392)	(22)
Total interest payable:
– in offices in the UK	2,512	2,136	376	2,685	1,512	1,173
– in offices outside the UK	3,989	2,309	1,680	1,023	1,421	(398)
	6,501	4,445	2,056	3,708	2,933	775
Movement in net interest income
Increase/(decrease) in interest receivable	7,839	7,163	676	3,648	3,772	(124)
(Increase)/decrease in interest payable	(6,501)	(4,445)	(2,056)	(3,708)	(2,933)	(775)
	1,338	2,718	(1,380)	(60)	839	(899)

Notes

(a)	2004 figures do not reflect the applications of IAS 32, and IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118.

(b)	2003 reflects UK GAAP.

Barclays PLC Annual Report 2005	107

Financial review

Total assets and weighted risk assets

Total assets

	2005 £m	2004 £m
UK Banking	141,190	122,380
UK Retail Banking	69,193	71,647
UK Business Banking	71,997	50,733
Barclays Capital	581,865	346,901
Barclays Global Investors	80,900	968
Wealth Management	6,094	5,616
Wealth Management – closed life assurances activities	7,276	6,425
Barclaycard	25,771	23,367
International Retail and Commercial Banking	73,589	28,505
International Retail and Commercial
Banking – ex Absa	34,195	28,505
International Retail and Commercial
Banking – Absa	39,394	–
Head office functions and other operations	7,672	4,019
Total assets	924,357	538,181

Weighted risk assets
	2005 £m	2004 £m
UK Banking	94,195	91,913
UK Retail Banking	32,298	37,111
UK Business Banking	61,897	54,802
Barclays Capital	96,095	79,949
Barclays Global Investors	1,659	1,230
Wealth Management	4,467	4,018
Wealth Management – closed life assurances activities	–	–
Barclaycard	20,438	20,188
International Retail and Commercial Banking	50,071	19,319
International Retail and Commercial
Banking – ex Absa	21,637	19,319
International Retail and Commercial
Banking – Absa	28,434	–
Head office functions and other operations	2,223	1,984
Weighted risk assets	269,148	218,601

Total Assets and Weighted Risk Assets

Total assets increased 72% to £924.4bn (2004: £538.2bn). Weighted risk assets increased 23% to £269.1bn (2004: £218.6bn). Loans and advances to customers that have been securitised or subject to similar risk transfer increased £17.3bn to £21.6bn (2004: £4.3bn). The increase in weighted risk assets since 2004 reflects a rise of £37.6bn in the banking book and a rise of £12.9bn in the trading book.

UK Retail Banking total assets decreased 3% to £69.2bn (2004: £71.6bn). This was mainly attributable to lower residential mortgage balances. Weighted risk assets decreased 13% to £32.3bn (2004: £37.1bn), reflecting lower mortgage balances and a £4.5bn securitisation of mortgage assets in the second half of 2005, which more than offset strong growth in non-mortgage loans.

UK Business Banking total assets increased 42% to £72.0bn (2004: £50.7bn) due to the impact of the adoption of IAS 32 and IAS 39 and strong growth in lending balances. Weighted risk assets increased 13% to £61.9bn (2004: £54.8bn), the increase being lower than asset growth, mostly as a result of £5bn securitisation of corporate loans in the second half of 2005. The acquisition of a 51% stake in Iveco Finance, completed in June, increased total assets and weighted risk assets by £1.8bn. Excluding the impact of Iveco Finance, assets and weighted risk assets increased 38% and 10% respectively.

Barclays Capital total assets increased 68% to £581.9bn (2004: £346.9bn). This was mainly attributable to increases in debt securities and reverse repurchase agreements as the business continued to grow, and in derivative financial instruments as a result of business growth and market movements. Weighted risk assets increased 20% to £96.1bn (2004: £79.9bn), below the rate of balance sheet growth. This reflected trading book weighted risk assets moving in line with risk rather than the balance sheet and the lower weighting of fully collateralised reverse repurchase agreements.

Barclays Global Investors total assets increased £79.9bn to £80.9bn (2004: £1bn) due to the impact of the adoption of IAS 32, IAS 39 and IFRS 4 and growth in asset management products reported on the balance sheet. For the amounts related to asset management products, equal and offsetting balances are reflected within liabilities to customers. Weighted risk assets rose 42% to £1.7bn (2004: £1.2bn) due to growth in the business.

Wealth Management total assets increased 9% to £6.1bn (2004: £5.6bn). Weighted risk assets increased 13% to £4.5bn (2004: £4bn) reflecting good growth in lending balances.

Barclaycard total assets increased 10% to £25.8bn (2004: £23.4bn). Weighted risk assets rose by 1% to £20.4bn (2004: £20.2bn), which is less than the increase in assets, reflecting increased securitisation activity during the second half of 2005.

International Retail and Commercial Banking excluding Absa total assets increased 20% to £34.2bn (2004: £28.5bn) reflecting strong volume growth in European mortgages and African corporate lending. Weighted risk assets increased 12% to £21.6bn (2004: £19.3bn), which was lower than the increase in assets, reflecting strong growth in mortgage balances, which carry a 50% weighting, and the securitisation of assets in Spain during the second half of 2005.

International Retail and Commercial Banking – Absa total assets were £39.4bn and weighted risk assets £28.4bn. Growth in assets since acquisition has been driven by increases in retail lending balances.

Head office functions and other operations total assets increased 93% to £7.7bn (2004: £4bn). The increase includes financial instruments acquired for hedging purposes. Weighted risk assets increased 10% to £2.2bn (2004: £2bn), reflecting assets held for hedging purposes.

108	Barclays PLC Annual Report 2005

Financial review

Capital management and resources

Capital Management

Barclays operates a centralised capital management model, considering both regulatory and economic capital. The capital management strategy is to continue to maximise shareholder value through optimising both the level and mix of capital resources in order to:

●	Meet the individual capital ratios required by our regulators plus a prudent buffer.

●	Maintain an AA credit rating.

●	Generate sufficient capital to support asset growth.

●	Manage the currency exposure to its overall Sterling equivalent capital requirement.

Decisions on the allocation of capital resources are based on a number of factors including return on economic and regulatory capital. This is conducted as part of the strategic planning review.

Capital Resources

The Group manages both its debt and equity capital actively. The Group’s authority to buy-back equity shares was renewed at the 2005 AGM to provide additional flexibility in the management of the Group’s capital resources.

	2005 £m	2004 £m
Barclays PLC Group
Shareholders’ equity excluding minority interests	17,426	15,870
Minority interests	7,004	894
Shareholders’ equity	24,430	16,764
Undated loan capital	4,397	6,149
Dated loan capital	8,066	6,128
Total capital resources	36,893	29,041

The authorised share capital of Barclays PLC is £2,500m (2004: £2,500m) comprising 9,996 million (2004: 9,996 million) ordinary shares of 25p each and 1 million (2004: 1 million) staff shares of £1 each. Called up share capital comprises 6,490 million (2004: 6,454 million); ordinary shares of 25p each and 1 million (2004: 1 million) staff shares of £1 each.

Total capital resources increased £7,852m to £36,893m since 2004.

Shareholders’ equity, excluding minority interests, increased £1,556m since 2004. The increase primarily reflected the impact of the adoption of IAS 32, IAS 39 and IFRS 4, profits attributable to equity holders of the parent of £3,447m, offset by dividends of £1,581m.

Loan capital rose £186m reflecting capital raisings of £1,283m, acquisition of Absa Group Limited’s loan capital of £669m, interest charge of £210m and exchange rate movements of £207m; offset by redemptions of £464m, fair value adjustments of £43m and amortisation of issue expenses of £5m, and IFRS adjustments of £1,671m.

Minority interests increased £6,110m since 2004, primarily reflecting: the purchase of Absa Group Limited with minority interest of £1,351m, the IFRS reclassification of £2,493m of certain capital instruments from loan capital to minority interests and the following issuances of Preference Shares by Barclays Bank PLC during 2005:

●	140,000 Preference Shares of nominal €100 each (Principal amount: €1.4bn; £978m) with a 4.75% dividend issued on 15th March 2005.

●	100,000 Preference Shares of nominal US$100 each (Principal amount: US$1.0bn; £551m) with a 6.278% dividend issued on 8th June 2005.

●	75,000 Preference Shares of nominal £100 each (Principal amount: £750m) with a 6% dividend issued on 22nd June 2005.

The capital instruments reclassified under IFRS and the Preference Shares issued are included within Shareholders’ equity excluding minority interests in Barclays Bank PLC Group.

	2005 £m	2004 £m
Barclays Bank PLC Group
Shareholders’ equity excluding minority interests	22,665	16,638
Minority interests	1,578	211
Shareholders’ equity	24,243	16,849
Undated loan capital	4,397	6,149
Dated loan capital	8,066	6,128
Total capital resources	36,706	29,126

Capital resources for Barclays Bank PLC Group were £187m lower than for Barclays PLC Group (2004: £85m higher).

Barclays PLC Annual Report 2005	109

Financial review

Capital management and resources

Capital Ratios

Capital adequacy and the use of regulatory capital are monitored by the Group, employing techniques based on the guidelines developed by the Basel Committee on Banking Supervision (the Basel Committee) and European Union Directives, as implemented by the Financial Services Authority (FSA) for supervisory purposes.

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

Capital ratios

	IFRS		UK GAAP
	2005		2004(a)
	Barclays PLC Group £m	Barclays Bank PLC Group £m	Barclays PLC Group £m	Barclays Bank PLC Group £m
Capital ratios
Tier 1 ratio	7.0	6.9	7.6	7.6
Risk asset ratio	11.3	11.2	11.5	11.5
Weighted risk assets
Banking book
on-balance sheet	180,808	179,955	148,621	148,621
off-balance sheet	31,351	32,204	26,741	26,741
Associates and joint ventures	3,914	3,914	3,020	3,020
Total banking book	216,073	216,073	178,382	178,382
Trading book
Market risks	23,216	23,216	22,106	22,106
Counterparty and settlement risks	29,859	29,859	18,113	18,113
Total trading book	53,075	53,075	40,219	40,219
Total weighted risk assets	269,148	269,148	218,601	218,601

Note

(a)	Regulatory capital, weighted risk assets and resultant capital ratios for 2004 are based on UK GAAP and have not been restated as these remain as reported to the FSA. As at 1st January 2005, for Barclays PLC Group and Barclays Bank PLC Group the tier 1 ratio was 7.1% and the risk asset ratio was 11.8% reflecting the impact of IFRS including the adoption of IAS 32, IAS 39 and IFRS 4.

110	Barclays PLC Annual Report 2005

	IFRS		UK GAAP
	2005		2004(a)
Capital resources (as defined for regulatory purposes)	Barclays PLC Group £m	Barclays Bank PLC Group £m	Barclays PLC Group £m	Barclays Bank PLC Group £m
Tier 1
Called up share capital	1,623	2,348	1,614	2,316
Eligible reserves	16,837	18,646	15,670	15,656
Minority interests	6,634	3,700	2,890	2,202
Tier One Notes	981	981	920	920
Less: Intangible assets	(7,180)	(7,180)	(4,432)	(4,432)
Total qualifying Tier 1 capital	18,895	18,495	16,662	16,662
Tier 2
Revaluation reserves	25	25	25	25
Available for sale equity	223	223	n/a	n/a
Collectively assessed impairment allowances	2,306	2,306	n/a	n/a
General provisions	n/a	n/a	564	564
Minority interests	515	515	–	_
Qualifying subordinated liabilities(b)
Undated loan capital	3,212	3,212	3,573	3,573
Dated loan capital	7,069	7,069	5,647	5,647
Other(c)	–	–	2	2
Total qualifying Tier 2 capital	13,350	13,350	9,811	9,811
Tier 3: Short-term subordinated liabilities(b)	–	–	286	286
Less: Supervisory deductions
Investments not consolidated for supervisory purposes(d)	(782)	(782)	(1,047)	(1,047)
Other deductions	(961)	(961)	(496)	(496)
Total deductions	(1,743)	(1,743)	(1,543)	(1,543)
Total net capital resources	30,502	30,102	25,216	25,216

The difference in the net capital resources of Barclays PLC Group and Barclays Bank PLC Group at 31st December 2005 arises from the retention by Barclays PLC of dividends paid by Barclays Bank PLC.

Notes

(a)	Regulatory capital, weighted risk assets and resultant capital ratios for 2004 are based on UK GAAP and have not been restated as these remain as reported to the FSA.

(b)	Subordinated liabilities are included in Tiers 2 or 3, subject to limits laid down in the supervisory requirements. Barclays retains significant capacity to raise additional capital within these limits.

(c)	Comprises revaluation reserves attributable to minorities £nil (2004: £2m).

(d)	Includes £nil (2004: £610m) of shareholders’ interest in the retail life-fund.

Barclays PLC Annual Report 2005	111

Financial review

Deposits and short-term borrowings

Deposits

	Average: year ended 31st December
	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m
Deposits from banks
Customers in the United Kingdom	9,703	14,216	41,034
Customers outside the
United Kingdom:
Other European Union	29,092	51,656	2,696
United States	8,670	27,623	597
Africa	3,236	1,168	209
Rest of the World	39,060	38,969	6,606
Total deposits from banks	89,761	133,632	51,142
Customer accounts
Customers in the United Kingdom	155,252	140,486	170,689
Customers outside the
United Kingdom:
Other European Union	20,773	22,175	6,935
United States	15,167	38,818	3,671
Africa	17,169	5,068	3,121
Rest of the World	16,911	14,761	3,706
Customer accounts	225,272	221,308	188,122

A further analysis of deposits from banks and customer accounts at 2005 is given in Note 30 and Note 31 to the accounts.

Note

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which became effective from 1st January 2005. Further explanation is provided on page 118

Short-term Borrowings

Short-term borrowings include deposits by banks as reported in ‘Deposits’, Commercial paper and negotiable certificates of deposit.

Deposits from Banks

Deposits from banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m
Year-end balance	75,127	111,024	57,641
Average balance	89,761	133,632	51,059
Maximum balance	103,397	155,971	77,195
Average interest rate during year	2.6%	2.4%	2.3%
Year-end interest rate	3.6%	2.9%	2.5%

Commercial Paper

Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than $100,000, with maturities of up to 270 days.

	IFRS		UK GAAP
	2005 £m	2004(a) £m	2003 £m
Year-end balance	28,275	20,948	4,426
Average balance	22,309	16,680	3,288
Maximum balance	28,598	20,948	6,284
Average interest rate during year	3.4%	1.8%	1.1%
Year-end interest rate	4.5%	2.2%	1.6%

Negotiable Certificates of Deposit

Negotiable certificates of deposits are issued mainly in the UK and US, generally in denominations of not less than $100,000.

	IFRS		UK GAAP
	2005 £m	2004 £m	2003 £m
Year-end balance	43,109	37,213	28,536
Average balance	45,533	35,409	33,013
Maximum balance	53,456	44,934	40,274
Average interest rate during year	3.5%	2.2%	2.2%
Year-end interest rate	4.5%	2.8%	2.1%

112	Barclays PLC Annual Report 2005

Financial review

Securities

Securities

The following table analyses the book value of securities under IFRS, which are carried at fair value.

			2005
			Book value £m	Amortised cost £m
Investment securities – available for sale
Debt securities:
United Kingdom government			31	31
Other government			14,860	14,829
Other public bodies			216	216
Mortgage and asset backed securities			3,062	3,062
Corporate issuers			25,590	25,595
Other issuers			6,265	6,257
Equity shares			1,250	1,007
Investment securities – available for sale			51,274	50,997
Other securities – held for trading
Debt securities:
United Kingdom government			4,786	n/a
Other government			46,426	n/a
Other mortgage and asset backed securities			10,290	n/a
Bank and building society certificates of deposit			15,837	n/a
Other issuers			51,028	n/a
Equity shares			20,299	n/a
Other securities – held for trading			148,666	n/a
A further analysis of book value and amortised cost is given in Note 21 to the accounts. The following table analyses the book value and valuation of securities under UK GAAP.
	2004		2003
	Book value £m	Valuation £m	Book value £m	Valuation £m
Investment securities
Debt securities:
United Kingdom government	18	18	565	621
Other government	11,858	12,051	16,347	16,772
Other public bodies	21	21	78	79
Mortgage and asset backed securities	8,260	8,234	3,074	3,077
Corporate issuers	17,029	17,062	13,826	13,966
Other issuers	5,531	5,549	3,691	3,695
Equity shares	526	746	954	1,134
Investment securities	43,243	43,681	38,535	39,344
Other securities
Debt securities:
United Kingdom government	2,567	2,567	2,084	2,084
Other government	37,438	37,438	28,011	28,011
Other public bodies	8,177	8,177	4,513	4,513
Bank and building society certificates of deposit	7,063	7,063	5,796	5,796
Other issuers	32,349	32,349	19,408	19,408
Equity shares	10,873	10,873	6,905	6,905
Other securities	98,467	98,467	66,717	66,717

Investment debt securities include government securities held as part of the Group’s treasury management portfolio for asset and liability, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investments listed and unlisted corporate securities. Investment securities were valued at cost, adjusted for the amortisation of premiums or discounts to redemption, less any provision for diminution in value.

Other securities comprise dealing securities which are valued at market value.

Barclays PLC Annual Report 2005	113

Financial review

Securities

Bank and building society certificates of deposit are freely negotiable and have original maturities of up to five years, but are typically held for shorter periods.

A further analysis of the book value and valuation of securities is given in Notes 19 and 20 to the accounts.

In addition to UK government securities shown above, at 31st December 2005 and 2004 the Group held the following government securities which exceeded 10% of shareholders’ equity.

	2005	2004
	Book value(a) £m	Book value £m	Valuation £m
United States government securities	16,093	14,334	14,349
Japanese government securities	14,560	8,494	8,512
German government securities	6,376	6,215	6,229
French government securities	4,822	3,035	3,035
Italian government securities	4,300	6,900	6,930
Netherlands government securities	2,791	484	484
Spanish government securities	2,456	2,597	2,631

Maturities and yield of available for sale debt securities

	Maturing within one year:		Maturing after one but within five years:		Maturing after five but within ten years:		Maturing after ten years:			Total yield %
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m
Government	6,501	4.0	5,342	4.2	2,216	4.5	832	1.0	14,891	4.0
Other public bodies	59	6.3	152	11.2	1	6.4	4	5.7	216	9.7
Other issuers	6,950	4.2	21,635	4.0	2,281	4.9	4,051	3.1	34,917	4.0
Total book value(b)	13,510	4.1	27,129	4.0	4,498	4.7	4,887	2.7	50,024	4.0

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31st December 2005 by the amortised cost of securities held at that date.

Notes

(a)	The book value represents the fair value.

(b)	Yields are determined using the carrying value excluding the fair value uplift.

114	Barclays PLC Annual Report 2005

Financial review

Off-balance sheet arrangements

Off-Balance Sheet Arrangements

In the ordinary course of business and primarily to facilitate client transactions, the Group enters into off-balance sheet arrangements with unconsolidated entities. These arrangements include the provision of guarantees on behalf of the Group’s customers, retained interests in assets which have been transferred to an unconsolidated entity and obligations arising out of variable interests in an unconsolidated entity.

Guarantees

In the normal course of business, the Group issues guarantees on behalf of its customers. In the majority of cases, Barclays will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, Barclays issues guarantees on its own behalf. The main types of guarantees provided are financial guarantees given to banks and financial institutions on behalf of customers to secure loans, overdrafts and other banking facilities, including stock borrowing indemnities and standby letters of credit. Other guarantees provided include performance guarantees, advance payment guarantees, tender guarantees, guarantees to Her Majesty’s Revenue and Customs and retention guarantees. Further details on these guarantees are provided in Note 63(m) to the accounts.

Derivatives on Own Shares

The Group has no obligations under derivative instruments that are indexed to the Group’s own equity shares.

Special Purpose and Variable Interest Entities

The off-balance sheet arrangements entered into by the Group typically involve the use of special purpose entities (SPEs) as defined under SIC 12 and variable interest entities (VIEs) under FIN 46-R. These are entities that are set up for a specific purpose and generally would not enter into an operating activity nor have any employees. The most common form of SPE involves the acquisition of financial assets that are funded by the issuance of securities to external investors, which have cash flows different from those of the underlying instruments. The repayment of these securities is determined by the performance of the assets acquired by the SPE. These entities form an integral part of many financial markets, and are important to the development of the securitisation markets and functioning of the US commercial paper market. The accounting treatment under IFRS and US GAAP is summarised in Note 63 on page 247 with further information on the US GAAP treatment provided in Note 63(k) on pages 259 and 260.

Credit Structuring Business

The Group structures investments with specific risk profiles which are attractive to investors. This business involves the sale by the Group of credit exposures based on an underlying portfolio of assets into SPEs, often using credit derivative contracts. The assets are funded by issuing securities with varying terms. The Group may also provide other financial services, which include the provision of liquidity or contingent liquidity facilities, act as derivatives counterparty as well as the purchasing and warehousing of securities until they are sold to the SPE. The commitments to provide liquidity to these SPEs is a maximum of £1.1bn (2004: £0.6bn).

Asset Securitisations

The Group assists companies with the formation of asset securitisations. These entities have minimal equity and rely on funding in the form of notes to purchase the assets for securitisation. The Group provides financing in the form of senior notes and/or junior notes and may also provide derivatives to the SPE.

The Group has also used SPEs to securitise part of its originated and purchased retail and commercial lending portfolios and credit card receivables. Where the Group has sold the assets to a Qualifying SPE (QSPE), the QSPE is not consolidated by the Group. This results in the derecognition of assets of £6,953m as at 31st December 2005 (2004: £7,660m) under US GAAP. Following the sale of these assets to the securitisation vehicles, the Group may retain servicing rights and an interest in the residual income of the SPEs. Under IFRS, the SPEs are consolidated where the Group is exposed to the majority of the risks and rewards of the transaction. Further details are included in Note 63 to the accounts.

Client Intermediation

The Group is involved in structuring transactions as a financial intermediary to meet investor and client needs. These transactions involve entities structured by either the Group or the client and they are used to modify cash flows of third-party assets to create investments with specific risk or return profiles or to assist clients in the efficient management of other risks. The Group also invests in lessor entities specifically to acquire assets for leasing. Client intermediation also includes arrangements to fund the purchase or construction of specific assets (most common in the property industry). Certain entities that are consolidated in accordance with IAS 27 and SIC 12 under IFRS are deconsolidated under US GAAP where the Group is not the primary beneficiary. The impact on the Group’s total assets under US GAAP is an increase of £327m (2004: reduction of £656m).

Fund Management

The Group provides asset management services to a large number of investment entities on an arm’s-length basis and at market terms and prices. The majority of these entities are investment funds that are owned by a large and diversified number of investors. These funds are not consolidated under either IFRS or US GAAP because the Group does not own either a significant portion of the equity, or the risks and rewards inherent in the assets.

Barclays PLC Annual Report 2005	115

Intentionally left blank

116	Barclays PLC Annual Report 2005

Independent Registered Public Accounting Firm’s report

Report of the Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Barclays PLC and Barclays Bank PLC

We have audited the accompanying consolidated financial statements of Barclays PLC and its subsidiary undertakings on pages 131 to 266 and Barclays Bank PLC and its subsidiary undertakings on pages 271 to 283 as of 31st December 2005 and 2004, which comprise the Consolidated Income Statements, the Consolidated Balance Sheets, the Consolidated Cash Flow Statements, and the Consolidated Statement of Recognised Income and Expense, for each of the two years in the period ended 31st December 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barclays PLC and its subsidiary undertakings and Barclays Bank PLC and its subsidiary undertakings at 31st December 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended 31st December 2005 in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Accounting principles in conformity with IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 63 to the consolidated financial statements.

As discussed in the Significant Accounting Policies of the consolidated financial statements, the Group has applied International Financial Reporting Standards with effect from 1st January 2004, the date of transition in accordance with the transitional provisions set out in IFRS 1, ‘First-time Adoption of International Financial Reporting Standards’. Previously, the Group followed the generally accepted principles of the United Kingdom (‘UK GAAP’).

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

London, United Kingdom

9th March 2006, except for the last paragraph of Note 51, as to which the date is 29th March 2006

Barclays PLC Annual Report 2005	117

Consolidated accounts Barclays PLC

Accounting policies

Significant Accounting Policies

1. Reporting entity

These financial statements are prepared for the Barclays PLC Group (‘Barclays’ or ‘the Group’) under Section 227(2) of the Companies Act 1985. The Group is an international financial services group engaged in the provision of a wide range of financial services, including banking, investment banking, venture capital and asset management. In addition, individual financial statements have been prepared for the holding company, Barclays PLC (‘the Company’), under Section 226(2)(b) of the Companies Act 1985.

Barclays PLC is a public limited company, incorporated in England and Wales and having a registered office in England and Wales.

2. Compliance with International Financial Reporting Standards

The consolidated financial statements of the Barclays PLC Group and the individual financial statements of Barclays PLC, have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) as adopted by the European Union. In all material respects, this is also in accordance with full IFRS.

The principal accounting policies applied in the preparation of the consolidated and separate financial statements are set out below. These policies have been consistently applied, except for the first-time application of IFRS relating to financial instruments and insurance contracts for which the 2004 comparatives have been prepared in accordance with UK generally accepted accounting principles (UK GAAP) as permitted by IFRS 1 and as is described in more detail in the relevant accounting polices.

In addition, the disclosure provisions of amendment to IAS 19 ‘Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures’ have been adopted from 1st January 2004. The other provisions of the amendment have not changed any accounting policies applied to Barclays PLC Group or Barclays PLC individual statements.

3. Basis of preparation

The consolidated and individual financial statements have been prepared under the historical cost convention as modified to include the fair valuation of certain financial instruments and contracts to buy or sell non-financial items and trading inventories to the extent required or permitted under accounting standards and as set out in the relevant accounting polices. They are stated in millions of pounds Sterling, (£m), the currency of the country in which Barclays PLC is incorporated.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the accounting policies. The notes to the financial statements set out areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements such as fair value of financial instruments (Note 57), loan loss impairment (Note 18), goodwill (Note 27), intangible assets (Note 28) and retirement benefit obligations (Note 38).

4. First-time application of IFRS

The Group has applied IFRS in its financial reporting with effect from 1st January 2004, the date of transition, in accordance with the transitional provisions set out in IFRS 1, ‘First-time Adoption of International Financial Reporting Standards’. Previously, the Group followed UK accounting standards issued by the UK Accounting Standards Board and the pronouncements of its Urgent Issues Task Force, Statements of Recommended Practice issued by the British Bankers Association and by the Finance and Leasing Association, and the accounting requirements of the Companies Act 1985 (collectively, ‘UK GAAP’). The Group has used the provisions of IFRS 1 in arriving at appropriate opening balances for the purposes of these financial statements, as follows:

Goodwill

The Group has not applied IFRS 3, ‘Business Combinations’ retrospectively to business combinations prior to the date of transition. The carrying amount of goodwill in the UK GAAP balance sheet as at 31st December 2003 has accordingly been brought forward without adjustment.

Property, plant and equipment

The Group has adopted the carrying values under UK GAAP of all items of property, plant and equipment at the date of transition as their deemed cost rather than either reverting to historical cost or carrying out a valuation as permitted by IFRS 1.

Cumulative foreign currency difference

The Group has brought forward a nil opening balance on the cumulative foreign currency translation adjustment arising from the retranslation of foreign operations, which is shown as a separate item in shareholders’ equity at the date of transition in accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’.

Employee benefits

For defined benefit pension schemes and other post-retirement benefits, the Group has recognised all cumulative actuarial gains and losses at the date of transition.

Derecognition of financial assets and liabilities

The Group has elected not to re-recognise financial assets and liabilities derecognised before 1st January 2004.

Share-based payment

The Group has applied the requirements of IFRS 2 to grants of shares and share options whether they were granted before or after 7th November 2002.

5. First-time application of IFRS relating to Financial Instruments and Insurance Contracts

In addition to the options described above, IFRS 1 also includes specific transitional provisions for International Accounting Standard 32, ‘Financial Instruments, Disclosure and Presentation’, International Accounting Standard 39, ‘Financial Instruments – Recognition and Measurement’ and International Financial Reporting Standard 4, ‘Insurance Contracts’. The Group has decided to adopt these provisions and therefore has not applied these standards to the 2004 comparatives. The impact of these standards is reflected through further adjustments to shareholders’ equity as at 1st January 2005. In the 2004 comparatives, financial instruments and insurance contracts are included using the measurement bases and the disclosure requirements of UK GAAP relating to financial instruments and insurance contracts.

6. Effect of the transition to IFRS

A description of the differences between UK GAAP and IFRS accounting policies is set out in Note 62 to the accounts. Reconciliations of balance sheets prepared under UK GAAP and IFRS at 1st January 2004 and 31st December 2004 are included in Note 62 to the accounts. Reconciliations of the profit and loss account prepared in accordance with UK GAAP and prepared in accordance with IFRS for the year ending 31st December 2004

118	Barclays PLC Annual Report 2005

are included in Note 62 to the accounts. In addition, a reconciliation of the amount of shareholders’ equity at 1st January 2005, before and after the application of IAS 32, IAS 39 and IFRS 4, and an explanation of the effects of their application on the opening 2005 balance sheet, is presented in Note 62 to the accounts.

The Group’s accounting policies set out below, insofar as they relate to financial instruments and insurance contracts set out the policy applied both before and after the application of these standards on 1st January 2005.

7. Consolidation

Subsidiaries

The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries, including certain special purpose entities where appropriate, made up to 31st December. Entities qualify as subsidiaries where the Group has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity. Details of the principal subsidiaries are given in Note 49.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date that control ceases.

The acquisition method of accounting is used to account for the purchase of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus any costs directly related to the acquisition. The excess of the cost of an acquisition over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. See accounting policy 17 on page 126 for the accounting policy for goodwill. Intra-group transactions and balances are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of the consolidation.

As the consolidated financial statements include partnerships where a Group member is a partner, advantage has been taken of the exemption of Regulation 7 of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 with regard to the preparation and filing of individual partnership financial statements.

Associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the operating and financial management policy decisions. This is generally demonstrated by the Group holding in excess of 20%, but no more than 50%, of the voting rights.

A joint venture exists where the Group has a contractual arrangement with one or more parties to undertake activities typically, though not necessarily, through entities which are subject to joint control.

Unless designated as at fair value through profit and loss as set out in policy 10, the Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group’s share of the post-acquisition net income (or loss), or other movements reflected directly in the equity of the associated or jointly controlled entity. Goodwill arising on the acquisition of an associate or joint venture is included in the carrying amount of the investment (net of any accumulated impairment loss). When the Group’s share of losses in an associate or joint venture equals or exceeds the recorded interest, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the entity.

The Group’s share of the results of associates and joint ventures is based on financial statements made up to a date not earlier than three months before the balance sheet date, adjusted to conform with the accounting polices of the Group. Unrealised gains on transactions are eliminated to the extent of the Group’s interest in the investee. Unrealised losses are also eliminated unless the transaction provides evidence of impairment in the asset transferred.

In the individual financial statements, investments in subsidiaries, associates and joint ventures are stated at cost less impairment, if any.

8. Foreign currency translation

The consolidated and individual financial statements are presented in Sterling, which is the functional currency of the parent Company.

Items included in the financial statements of each of the Group’s entities are measured using their functional currency, being the currency of the primary economic environment in which the entity operates.

Foreign currency transactions are translated into the appropriate functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are retranslated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the retranslation and settlement of these items are recognised in the income statement except for qualifying cash flow hedges or hedges of net investments. See accounting policy 15 on page 124 for the policies on hedge accounting.

Non-monetary assets that are measured at fair value are translated using the exchange rate at the date that the fair value was determined. Exchange differences on equities and similar non-monetary items held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on equities classified as available for sale financial assets and non-monetary items are included directly in equity.

For the purposes of translation into the reporting currency, assets, liabilities and equity of foreign operations are translated at the closing rate, and items of income and expense are translated into Sterling at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate to actual rates.

The exchange differences arising on the translation of a foreign operation are included in cumulative translation reserves within shareholders’ equity and included in the profit or loss on disposal or partial disposal of the operation.

Goodwill and fair value adjustments arising on the acquisition of foreign subsidiaries are maintained in the functional currency of the foreign operation, translated at the closing rate and are included in hedges of net investments where appropriate.

9. Interest, fees and commissions

From 1st January 2005

Interest

Interest income is recognised in interest receivable in the income statement for all interest-bearing financial instruments classified as held to maturity, available for sale or other loans and receivables using the effective interest method.

Barclays PLC Annual Report 2005	119

Consolidated accounts Barclays PLC

Accounting policies

The effective interest method is a method of calculating the amortised cost of a financial asset or liability (or group of assets and liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the expected future cash payments or receipts through the expected life of the financial instrument, or when appropriate, a shorter period, to the net carrying amount of the instrument. The application of the method has the effect of recognising income (and expense) receivable (or payable) on the instrument evenly in proportion to the amount outstanding over the period to maturity or repayment.

In calculating effective interest, the Group estimates cash flows (using projections based on its experience of customers’ behaviour) considering all contractual terms of the financial instrument but excluding future credit losses. Fees, including those for early redemption, are included in the calculation to the extent that they can be measured and are considered to be an integral part of the effective interest rate. Cash flows arising from the direct and incremental costs of issuing financial instruments are also taken into account in the calculation. Where it is not possible to otherwise estimate reliably the cash flows or the expected life of a financial instrument, effective interest is calculated by reference to the payments or receipts specified in the contract, and the full contractual term.

Fees and commissions

Unless included in the effective interest calculation, fees and commissions are recognised on an accruals basis as the service is provided. Fees and commissions not integral to effective interest arising from negotiating, or participating in the negotiation of a transaction from a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts. Asset management fees related to investment funds are recognised over the period the service is provided. The same principle is applied to the recognition of income from wealth management, financial planning and custody services that are continuously provided over an extended period of time.

Commitment fees, together with related direct costs, for loan facilities where draw-down is probable are deferred and recognised as an adjustment to the effective interest on the loan once drawn. Commitment fees in relation to facilities where draw-down is not probable are recognised over the term of the commitment.

Prior to 1st January 2005

Interest income is recognised in the income statement as it accrues, with the exception of interest on non-performing loans as set out in accounting policy 11.

Fee income relating to loans and advances is recognised in the income statement to match the cost of providing a continuing service, together with a reasonable profit margin. Where a fee is charged in lieu of interest, it is recognised in the income statement as interest receivable on a level yield basis over the life of the advance. Fees and commissions receivable in respect of all other services provided are recognised in the income statement when the related services are performed and when considered recoverable.

Mortgage indemnity premiums

From 1st January 2005

Mortgage indemnity premiums received are included in the effective interest rate on the associated loan.

Prior to 1st January 2005

Premiums are deferred and included in accruals and deferred income in the Group balance sheet. Following regular reviews of the amount of income required to cover anticipated losses in respect of this lending, deferred income is released to the income statement on an annual basis.

Insurance premiums

Insurance premiums are recognised in the period earned.

Net trading income

Income arises from the margins which are achieved through market-making and customer business and from changes in market value caused by movements in interest and exchange rates, equity prices and other market variables. Trading positions are held at fair value and the resulting gains and losses are included in the Income statement, together with interest and dividends arising from long and short positions and funding costs relating to trading activities.

Lending related fees and commissions payable and incentives

From 1st January 2005

Fees and commissions payable to introducers in respect of obtaining lending business, where these are direct and incremental costs related to the issue of a financial instrument, are included in interest income as part of the effective interest rate.

Prior to 1st January 2005

Fees and commissions payable to introducers in respect of obtaining certain lending business, where this is the primary form of distribution, are charged to the income statement as fees and commissions payable, over the anticipated life of the loans.

The costs of mortgage incentives, which comprise cashbacks and interest discounts, are charged to the income statement as a reduction to interest receivable as incurred.

Dividends from subsidiaries

In the individual financial statements of Barclays PLC, dividends from subsidiaries are accounted for on the basis of dividends received in the accounting period.

10.	Financial assets and liabilities

From 1st January 2005

Financial assets

The Group classifies its financial assets in the following categories: financial instruments designated at fair value through profit or loss; loans and receivables; held to maturity investments and available for sale financial assets. Management determines the classification of financial assets and liabilities at initial recognition.

Financial instruments at fair value through profit or loss

Financial instruments are classified in this category if they are held for trading, or if they are designated by management under the fair value option. Instruments are classified as held for trading if they are:

(i)	acquired principally for the purposes of selling or repurchasing in the near term;

(ii)	part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

(iii)	a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

120	Barclays PLC Annual Report 2005

Financial instruments cannot be transferred into or out of this category after inception. Financial instruments included in this category are recognised initially at fair value and transaction costs are taken directly to the Income statement. Gains and losses arising from changes in fair value are included directly in the Income statement. The instruments are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership and the transfer qualifies for derecognition.

Regular way purchases and sales of financial instruments held for trading or designated under the fair value option are recognised on trade date, being the date on which the Group commits to purchase or sell the asset.

The fair value option is used in the following circumstances:

(i)	financial assets backing insurance contracts and financial assets backing investment contracts are designated at fair value through profit or loss because the related liabilities have cash flows that are contractually based on the performance of the assets or the related liabilities are insurance contracts whose measurement incorporates current information. Fair valuing the assets through profit and loss significantly reduces the recognition inconsistencies that would arise if the financial assets were classified as available for sale;

(ii)	financial assets, loans to customers, financial liabilities, financial guarantees and structured notes may be designated at fair value through profit or loss if they contain substantive embedded derivatives;

(iii)	financial assets, loans to customers, financial liabilities, financial guarantees and structured notes may be designated at fair value through profit or loss where doing so significantly reduces measurement inconsistencies that would arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost; and

(iv)	Certain private equity and other investments that are managed, and evaluated on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis are designated at fair value through profit and loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as available for sale. Loans and receivables are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method (see accounting policy 9 on pages 119 and 120). They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

Regular way purchases and sales of loans and receivables are recognised on contractual settlement.

Held to maturity

Held to maturity investments are non-derivative financial assets with fixed or determinable payments that the Group’s management has the intention and ability to hold to maturity. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method (see accounting policy 9 on pages 119 and 120). They are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

Regular way purchases and sales of held to maturity financial assets are recognised on contractual settlement.

Available for sale

Available for sale assets are non-derivative financial assets that are designated as available for sale and are not categorised into any of the other categories described above. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Interest determined using the effective interest method (see accounting policy 9 on pages 119 and 120), impairment losses and translation differences on monetary items are recognised in the income statement. The assets are derecognised when the rights to receive cash flows have expired or the Group has transferred substantially all the risks and rewards of ownership.

Regular way purchases and sales of available for sale financial instruments are recognised on trade date, being the date on which the Group commits to purchase or sell the asset.

Financial liabilities

Financial liabilities are measured at amortised cost, except for trading liabilities and liabilities designated at fair value, which are held at fair value through profit or loss. Financial liabilities are derecognised when they are extinguished.

Determining fair value

Where the classification of a financial instrument requires it to be stated at fair value, this is determined by reference to the quoted bid price or asking price (as appropriate) in an active market wherever possible. Where no such active market exists for the particular asset, the Group uses a valuation technique to arrive at the fair value, including the use of prices obtained in recent arms-length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Profits or losses are only recognised on initial recognition when such profits can be measured solely by reference-observable current market transactions or valuation techniques based solely on observable market inputs.

Prior to 1st January 2005, financial assets were accounted for as follows:

Loans and advances

Loans and advances, other than those held in a dealing portfolio, are recorded in the balance sheet at cost, less interest in suspense debited to the customer’s account, specific and general provisions. Advances held in a dealing portfolio for the purpose of trading on a secondary market are valued at the lower of cost and market value.

Investment securities

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

Other debt securities and equity shares are stated at market value and profits and losses arising from this revaluation are taken directly to the income

Barclays PLC Annual Report 2005	121

Consolidated accounts Barclays PLC

Accounting policies

statement through dealing profits. Listed securities are valued based on market prices, with long positions at bid and short positions at offer price. Unlisted securities are valued, based on the Directors’ estimate, which takes into consideration discounted cash flows, price earnings ratios and other valuation techniques.

In the case of private equity investments, listed and unlisted investments are stated at cost less any provision for impairment.

11. Impairment of financial assets

From 1st January 2005

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets carried at amortised cost is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’) and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated. Objective evidence that a financial asset or a portfolio is impaired includes observable data that comes to the attention of the Group about the following loss events:

(a)	significant financial difficulty of the issuer or obligor;

(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

(d)	it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

(e)	the disappearance of an active market for that financial asset because of financial difficulties; or

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)	adverse changes in the payment status of borrowers in the portfolio;

(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

For loans and receivables and assets held to maturity, the amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognised using an allowance account and recognised in the income statement.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflect the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar risk characteristics, taking into account asset type, industry, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognised using the original effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

Equity securities acquired in exchange for loans and advances in order to achieve an orderly realisation are accounted for as a disposal of the loan and an acquisition of equity securities. Where control is obtained over an entity as a result of the transaction, the entity is consolidated. Any further impairment of the assets or business acquired is treated as an impairment of the relevant asset or business and not as an impairment of the original instrument.

In the case of equity instruments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement. In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt securities are recognised in the income statement. Reversals of impairment of equity shares are not recognised in the income

122	Barclays PLC Annual Report 2005

statement. Increases in the fair value of equity shares after impairment are recognised directly in equity.

Prior to 1st January 2005

Specific provisions are raised when the Group considers that the creditworthiness of a borrower has deteriorated such that the recovery of the whole or part of an outstanding advance is in serious doubt. Typically, this is done on an individual basis, although scope exists within the retail businesses, where the portfolio comprises homogeneous assets and where statistical techniques are appropriate, to raise specific provisions on a portfolio basis.

General provisions are raised to cover losses which are judged to be present in loans and advances at the balance sheet date, but which have not been specifically identified as such. These provisions are adjusted at least half yearly by an appropriate charge or release of general provision based on a statistical analysis. The accuracy of this analysis is periodically assessed against actual losses. Gradings are used to rate the credit quality of borrowers. Each grade corresponds to an Expected Default Frequency and is calculated by using manual or computer driven score-sheets validated by an analysis of the Group’s own historical data. This grade can be derived from different sources depending upon the borrower (e.g. internal model, credit rating agency). The general provision also takes into account the economic climate in the market in which the Group operates and the level of security held in relation to each category of counterparty. The general provision includes a specifically identified element to cover country transfer risk calculated on a basis consistent with the overall general provision calculation. General provisions are created with respect to the recoverability of assets arising from off-balance sheet exposures in a manner consistent with the general provisioning methodology.

The aggregate specific and general provisions which are made during the year, less amounts released and recoveries of bad debts previously written off, are charged against operating profit and are deducted from loans and advances. Impaired lendings are written off against the balance sheet asset and provision in part, or in whole, when the extent of the loss incurred has been confirmed.

If the collection of interest is doubtful, it is credited to a suspense account and excluded from interest income in the income statement. Although it continues to be charged to the customers’ accounts, the suspense account in the balance sheet is netted against the relevant loan. If the collection of interest is considered to be remote, interest is no longer applied and suspended interest is written off. Loans on which interest is suspended are not reclassified as accruing interest until interest and principal payments are up to date and future payments are reasonably assured.

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the original advance updated as at the date of the exchange. Any subsequent impairment is accounted for as a specific provision.

12. Sale and repurchase agreements (including stock borrowing and lending)

From 1st January 2005

Investment and other securities may be lent or sold subject to a commitment to repurchase them (a ‘repo’). Such securities are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group, and the counterparty liability is included separately on the balance sheet as appropriate.

Similarly, where the Group borrows or purchases securities subject to a commitment to resell them (a ‘reverse repo’) but does not acquire the risks and rewards of ownership, the transactions are treated as collateralised loans, and the securities are not included in the balance sheet.

The difference between sale and repurchase price is accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in net trading income.

Prior to 1st January 2005

The cash legs of repos and reverse repos are included within loans and advances to banks, loans and advances to customers, deposits by banks and customer accounts. The Group aims to earn net interest income and net trading income from these activities, as well as funding its own holdings of securities. The difference between sale and repurchase and purchase and resale prices for such transactions, including dividends received where appropriate, is charged or credited to the income statement over the life of the relevant transactions.

13. Securitisation transactions

Certain Group undertakings have issued debt securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers.

From 1st January 2005

All financial assets continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless:

(i)	substantially all the risks and rewards associated with the financial instruments have been transferred, in which case, the assets are derecognised in full; or

(ii)	if a significant portion, but not all, of the risks and rewards have been transferred, the asset is derecognised entirely if the transferee has the ability to sell the financial asset, otherwise the asset continues to be recognised only to the extent of the Group’s continuing involvement.

Where (i) or (ii) above applies to a fully proportionate share of all or specifically identified cash flows, the relevant accounting treatment is applied to that proportion of the asset.

Transactions undertaken prior to 1st January 2004 that were accounted for on the basis of linked presentation under UK GAAP have been represented by separate recognition of the gross assets and the related funding in 2004.

14. Collateral and netting

The Group enters into master agreements with counterparties whenever possible and, when appropriate, obtains collateral. Master agreements provide that, if an event of default occurs, all outstanding transactions with the counterparty will fall due and all amounts outstanding will be settled on a net basis.

Collateral

The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer’s assets and gives the Group a claim on these assets for both existing and future liabilities.

Barclays PLC Annual Report 2005	123

Consolidated accounts Barclays PLC

Accounting policies

The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts, and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the balance sheet. Collateral received in the form of cash is recorded on the balance sheet with a corresponding liability. These items are assigned to deposits received from bank or other counterparties. Any interest payable or receivable arising is recorded as interest payable or interest income respectively except for funding costs relating to trading activities which are recorded in net trading income.

Netting

From 1st January 2005

Financial assets and liabilities are offset and the net amount reported in the balance sheet if, and only if, there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise an asset and settle the liability simultaneously. In many cases, even though master netting agreements are in place, the lack of an intention to settle on a net basis results in the related assets and liabilities being presented gross in the balance sheet.

Prior to 1st January 2005

Where the amounts owed by both the Group and the counterparty are determinable and in freely convertible currencies, and where the Group has the ability to insist on net settlement which is assured beyond doubt, and is based on a legal right under the netting agreement that would survive the insolvency of the counterparty, transactions with positive carrying values are netted against transactions with negative carrying values.

15. Derivatives and hedge accounting

Derivatives are used to hedge interest rate, exchange rate, commodity, and equity exposures and exposures to certain indices such as house price indices and retail price indices related to non-trading positions. In addition, the use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities. Derivatives entered into for hedging purposes and for trading purposes include foreign exchange, interest rate, credit, equity and commodity derivatives mainly in the form of swaps, forwards, options and combinations of these instrument types.

Derivatives

From 1st January 2005

Derivatives are measured initially at fair value and subsequently remeasured to fair value. Fair values are obtained from quoted prices prevailing in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and option pricing models as appropriate. All derivatives are included in assets when their fair value is positive, and liabilities when their fair value is negative, unless there is the legal ability and intention to settle net (as per accounting policy 14).

Prior to 1st January 2005

Derivatives entered into as trading transactions, together with any associated hedging, are measured at fair value and the resultant profits and losses are included in net trading income, along with interest and dividends arising from long and short positions and funding costs relating to trading activities. Assets and liabilities resulting from gains or losses on derivative and foreign exchange contracts are reported gross and reduced by the effects of qualifying netting agreements with counterparties.
The fair value of derivatives is determined by calculating the expected cash flows under the terms of each specific contract, discounted back to a present value. The expected cash flows for each contract are determined either directly by reference to actual cash flows implicit in observable market prices or through modelling cash flows using appropriate financial-markets pricing models.

The effect of discounting expected cash flows back to present value is achieved by constructing discount curves derived from the market price of the most appropriate observable interest rate products such as deposits, interest rate futures and swaps. The calculation of fair value for any financial instrument may also require adjustment of the quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used), or to reflect hedging costs not captured in pricing models (to the extent they would be taken into account by a market participant in determining a price).

Embedded derivatives

From 1st January 2005

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. Where the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contract, and the host contract itself is not carried at fair value through income, the embedded derivative is bifurcated and reported at fair value with gains and losses being recognised in the income statement.

Profits or losses cannot be recognised on the initial recognition of embedded derivatives unless the host contract is also carried at fair value.

Hedge accounting

From 1st January 2005

Where derivatives are held for risk management purposes, and when transactions meet the criteria specified in IAS 39, the Group applies fair value hedge accounting, cash flow hedge accounting, or hedging of a net investment in a foreign operation as appropriate to the risks being hedged.

When a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Group discontinues hedge accounting when:

(i)	it is determined that a derivative is not, or has ceased to be, highly effective as a hedge;

(ii)	the derivative expires, or is sold, terminated, or exercised;

(iii)	the hedged item matures or is sold or repaid; or

(iv)	a forecast transaction is no longer deemed highly probable.

In certain circumstances, the Group may decide to cease hedge accounting even though the hedge relationship continues to be highly effective by no longer designating the financial instrument as a hedging instrument.

124	Barclays PLC Annual Report 2005

To the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item, the hedge is deemed ineffective. The amount of ineffectiveness, provided it is not so great as to disqualify the entire hedge for hedge accounting, is recorded in the income statement, in net interest income.

Fair value hedge accounting

Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the fair value hedging adjustment cumulatively made to the carrying value of the hedged item is, for items carried at amortised cost, amortised over the period to maturity of the previously designated hedge relationship using the effective interest method. For available for sale items this fair value hedging adjustment remains in equity until the hedged item affects profit or loss.

If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

Cash flow hedges

For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognised initially in shareholders’ equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in equity is immediately transferred to the income statement.

Hedges of net investments

Hedges of net investments in foreign operations, including monetary items that are accounted for as part of the net investment, are accounted for similarly to cash flow hedges; the effective portion of the gain or loss on the hedging instrument is recognised directly in equity and the ineffective portion is recognised immediately in the income statement. The cumulative gain or loss previously recognised in equity is recognised in the income statement on the disposal or partial disposal of the foreign operation.

Hedges of net investments may include non-derivative liabilities as well as derivative financial instruments although for a non-derivative liability only the foreign exchange risk is designated as a hedge.

Derivatives that do not qualify for hedge accounting

Derivative contracts entered into as economic hedges that do not qualify for hedge accounting are held at fair value through profit or loss.

Hedge accounting is not generally applied to credit derivatives that are purchased to reduce credit risk for large portfolios of loans and receivables.

Prior to 1st January 2005

Derivatives used for hedging purposes are measured on an accruals basis consistent with the assets, liabilities, positions or future cash flows being hedged. The gains and losses on these instruments (arising from changes in fair value) are not recognised in the income statement immediately as they arise. Such gains are either not recognised in the balance sheet or are recognised and carried forward. When the hedged transaction occurs, the gain or loss is recognised in the income statement at the same time as the hedged item. The criteria required for a derivative instrument to be classified as a designated hedge are that:

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

Barclays PLC Annual Report 2005	125

Consolidated accounts Barclays PLC

Accounting policies

trading purposes below, prior to being transferred to the trading portfolio. The profit or loss arising from the fair value measurement prior to the transfer to the trading portfolio is included in the category of income or expense relating to the previously hedged transaction.

16. Property, plant and equipment

Property and equipment is stated at cost less accumulated depreciation and provisions for impairment, if any. Additions and subsequent expenditures are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the assets.

Depreciation is provided on the depreciable amount of items of property and equipment on a straight-line basis over their estimated useful lives. The depreciable amount is the gross carrying amount, less the estimated residual value at the end of its economic life.

The Group uses the following annual rates in calculating depreciation:

Freehold buildings and long-leasehold property
(more than 50 years to run)	2-3.3%
Leasehold property	Over the remaining
(less than 50 years to run)	life of the lease
Costs of adaptation of freehold and leasehold property(a)	7-10%
Equipment installed in freehold and leasehold property(a)	7-10%
Computers and similar equipment	20-33%
Fixtures and fittings and other equipment	10-20%

Note

(a)	Where leasehold property has a remaining useful life of less than ten or 15 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

Depreciation rates, methods and the residual values underlying the calculation of depreciation of items of property, plant and equipment are kept under review to take account of any change in circumstances.

When deciding on depreciation rates and methods, the principal factors the Group takes into account are the expected rate of technological developments and expected market requirements for, and the expected pattern of usage of, the assets. When reviewing residual values, the Group estimates the amount that it would currently obtain for the disposal of the asset after deducting the estimated cost of disposal if the asset were already of the age and condition expected at the end of its useful life.

No depreciation is provided on freehold land, although, in common with all long-lived assets, it is subject to impairment testing, if deemed appropriate.

17. Intangible assets

Goodwill

Goodwill arises on the acquisition of subsidiary and associated entities and joint ventures, and represents the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the fair value of the Group’s share of the assets acquired, and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.

Goodwill is capitalised and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Goodwill on acquisitions of associates and joint ventures is included in the amount of the investment. Gains and losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.

Computer software

Computer software is stated at cost, less amortisation and provisions for impairment, if any.

The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised where the software is controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognised as an expense when incurred.

Capitalised computer software is amortised over three to five years.

Other intangible assets

Other intangible assets consist of brands, customer lists, licences and other contracts, core deposit intangibles and customer relationships. Other intangible assets are initially recognised when they are separable or arise from contractual or other legal rights, the cost can be measured reliably and, in the case of intangible assets not acquired in a business combination, where it is probable that future economic benefits attributable to the assets will flow from their use. The value of intangible assets which are acquired in a business combination is generally determined using income approach methodologies such as the discounted cash flow method and the relief from royalty method that estimate net cash flows attributable to an asset over its economic life and discount to present value using an appropriate rate of return based on the cost of equity adjusted for risk.

Other intangible assets are stated at cost less amortisation and provisions for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, generally over 4-25 years.

18. Impairment of property, plant and equipment and intangible assets

At each balance sheet date, or more frequently where events or changes in circumstances dictate, property, plant and equipment and intangible assets, are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. Goodwill is subject to an impairment review as at the balance sheet date each year. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount: the higher of the asset’s or the cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arms-length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the income statement in the period in which it occurs. A previously recognised impairment loss relating to a fixed asset may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the fixed asset’s recoverable amount.

126	Barclays PLC Annual Report 2005

Consolidated accounts Barclays PLC

Accounting policies

The carrying amount of the fixed asset will only be increased up to the amount that it would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed. For the purpose of conducting impairment reviews, cash-generating units are the lowest level at which management monitors the return on investment on assets.

19. Financial guarantees

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument.

Such financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities (‘facility guarantees’), and to other parties in connection with the performance of customers under obligations related to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties.

Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee was given. Other than where the fair value option is applied, subsequent to initial recognition, the bank’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the balance sheet date.

Any increase in the liability relating to guarantees is taken to the income statement in Provisions for undrawn contractually committed facilities and guarantees provided. Any liability remaining is recognised in the income statement when the guarantee is discharged, cancelled or expires.

This is in accordance with the amendments to IAS 39 and IFRS 4, ‘Financial Guarantee Contracts’. This policy has been applied from 1st January 2004 and has had an immaterial impact on the 2004 income statement and earnings per share, and has reduced retained earnings by £34m as at 1st January 2004.

20. Issued debt and equity securities

From 1st January 2005

Issued financial instruments or their components are classified as liabilities where the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset to the holder, to exchange financial instruments on terms that are potentially unfavourable, or to satisfy the obligation otherwise than by the exchange of a fixed amount of cash or another financial asset for a fixed number of equity shares. Issued financial instruments, or their components, are classified as equity where they meet the definition of equity and confer on the holder a residual interest in the assets of the company. Financial instruments issued which contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount, after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component.

Financial liabilities, other than trading liabilities and financial liabilities designated at fair value, are carried at amortised cost using the effective interest method as set out in policy 9. Derivatives embedded in financial liabilities that are not designated at fair value are accounted for as set out in accounting policy 15.

Equity instruments, including share capital, are initially recognised at net proceeds, after deducting transaction costs and any related income tax. Dividend and other payments to equity holders are deducted from equity, net of any related tax.

Prior to 1st January 2005

Debt securities in issue and similar securities are stated at the net issue proceeds adjusted for amortisation of premiums, discounts and expenses related to their issue where the liability is a fixed amount. Where the liability fluctuates, based on, for example, the performance of an index, then the debt security reflects the current value of the liability.

Loan capital in issue is stated at the net issue proceeds adjusted for amortisation of premiums, discounts and expenses related to their issue. Amortisation is calculated in order to achieve a constant yield across the life of the instrument.

21. Share capital

Share issue costs

Incremental costs directly attributable to the issue of new shares or options or the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds.

Dividends on ordinary shares

Dividends on ordinary shares are recognised in equity in the period in which they are paid or, if earlier, approved by the Barclays PLC shareholders.

Treasury shares

Where the Company or any member of the Group purchases the Company’s share capital, the consideration paid is deducted from shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.

22. Insurance contracts and investment contracts

The Group offers wealth management, term assurance, annuity, property and payment protection insurance products to customers that take the form of long- and short-term insurance contracts.

From 1st January 2005

The Group has applied IFRS 4, ‘Insurance contracts’ to insurance contracts and contracts with a discretionary participation feature from 1st January 2005. The Group classifies its wealth management and other products as insurance contracts where these transfer significant insurance risk, generally where the benefits payable on the occurrence of an insured event are at least 5% more than the benefits that would be payable if the insured event does not occur.

Wealth management contracts that do not contain significant insurance risk or discretionary participation features are classified as investment contracts. Financial assets and liabilities relating to investment contracts, and assets backing insurance contracts are classified and measured as appropriate under IAS 39, ‘Financial Instruments: Recognition and Measurement’.

Long-term insurance contracts

These contracts, insure events associated with human life (for example, death or survival) over a long duration. Premiums are recognised as revenue when they become payable by the contract holder. Claims and surrenders are accounted for when notified. Maturities on the policy maturity date and regular withdrawals are accounted for when due.

Barclays PLC Annual Report 2005	127

Consolidated accounts Barclays PLC

Accounting policies

A liability for contractual benefits that are expected to be incurred in the future is recorded when the premiums are recognised, based on the expected discounted value of the benefit payments and directly related administration costs, less the expected discounted value of the future premiums that would be required to meet the benefits and other expenses. The calculation of the liability contains assumptions regarding mortality, maintenance expenses and investment income.

Liabilities under unit-linked life insurance contracts (such as endowment policies) in addition reflect the value of assets held within unitised investment pools.

Short-term insurance contracts

Under its payment protection insurance products the Group is committed to paying benefits to the policyholder rather than forgiving interest or principal on the occurrence of an insured event, such as unemployment, sickness, or injury. Property insurance contracts mainly compensate the policyholders for damage to their property, or for the value of property lost.

Premiums are recognised as revenue proportionally over the period of the coverage. Claims and claims handling costs are charged to income as incurred, based on the estimated liability for compensation owed to policyholders arising from events that have occurred up to the balance sheet date, even if they have not yet been reported to the Group, based on assessments of individual cases reported to the Group and statistical analyses for the claims incurred not reported.

Deferred acquisition costs (DAC)

Commissions and other costs that are related to securing new insurance and investment contracts are capitalised and amortised over the estimated lives of the relevant contracts.

Deferred income liability

Fees that are designed to recover commissions and other costs related to either securing new insurance and investment contracts or renewing existing investment contracts are included as a liability and amortised over the estimated life of the contract.

Value of business acquired

On acquisition of a portfolio of contracts, such as through the acquisition of a subsidiary, the Group recognises an intangible asset representing the value of business acquired (‘VOBA’), representing the future profits embedded in acquired insurance contracts and investment contracts with a discretionary participation feature. The asset is amortised over the remaining terms of the acquired contracts.

Liability adequacy test

Liability adequacy tests are performed at each balance sheet date to ensure the adequacy of contract liabilities net of DAC and VOBA assets. Current best estimates of future contractual cash flows, claims handling and administration costs, and investment returns from the assets backing the liabilities are taken into account in the tests. Where a deficiency is highlighted by the test, DAC and VOBA assets are written off first, and insurance liabilities increased when these are written off in full. Any deficiency is immediately recognised in the income statement.

Reinsurance

Short- and long-term insurance business is ceded to reinsurers under contracts to transfer part or all of one or more of the following risks: mortality, investment and expenses. All such contracts are dealt with as insurance contracts. The benefits to which the Group is entitled under its reinsurance contracts are recognised as reinsurance assets. The Group assesses reinsurance assets at each balance sheet date. If there is objective evidence of impairment, the carrying amount of the reinsurance asset is reduced accordingly, resulting in a charge to the income statement.

Prior to 1st January 2005

Prior to 1st January 2005, the Group treated all products taking the legal form of an insurance contract as insurance contracts.

From 1st January 2004 the Group has chosen to change its accounting policy in relation to insurance contracts to use Modified Statutory Solvency Basis rather than an Embedded Value Basis to account for insurance policies in the UK. This change resulted in insurance contracts and investment contracts being accounted for on a similar basis and represents the most appropriate accounting policy in the circumstances. This change in policy reduced other operating income by £47m in 2004 and reduced retained earnings by £592m as at 1st January 2004. The impact on earnings per share was immaterial.

23. Leases

Lessor

Assets leased to customers under agreements, which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets are held subject to a finance lease, the present value of the lease payments, discounted at the rate of interest implicit in the lease, is recognised as a receivable. The difference between the total payments receivable under the lease and the present value of the receivable is recognised as unearned finance income, which is allocated to accounting periods under the pre-tax net investment method to reflect a constant periodic rate of return.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property, plant and equipment on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Lease income is recognised on a straight-line basis over the period of the lease unless another systematic basis is more appropriate.

Lessee

Operating lease rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

24. Employee benefits

The Group provides employees worldwide with post-retirement benefits mainly in the form of pensions. The Group operates a number of pension schemes which may be funded or unfunded and of a defined contribution or defined benefit nature. In addition, the Group contributes, according to local law in the various countries in which it operates, to governmental and other plans which have the characteristics of defined contribution plans.

For defined benefit schemes, actuarial valuation of each of the scheme’s obligations, using the projected unit credit method and the fair valuation of each of the scheme’s assets, are performed annually, using the assumptions set out in Note 38. The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, adjusted for any historic unrecognised actuarial gains or losses and past service cost, is recognised as a liability in the balance sheet. An asset, arising for example as a result of past overfunding or the performance of the plan investments, is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions.

128	Barclays PLC Annual Report 2005

Cumulative actuarial gains and losses in excess of the greater of 10% of the assets or 10% of the obligations of the plan are recognised in the income statement over the remaining average service lives of the employees of the related plan, on a straight-line basis.

For defined contribution schemes, the Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

The Group also provides health care benefits to certain retired employees, which are accrued as a liability in the financial statements over the period of employment, using a methodology similar to that for defined benefit pensions plans.

Short-term employee benefits, such as salaries, paid absences, and other benefits, are accounted for on an accruals basis over the period which employees have provided services in the year. Bonuses are recognised to the extent that the Group has a present obligation to its employees that can be measured reliably.

All expenses related to employee benefits are recognised in the income statement in staff costs, which is included within operating expenses.

25. Share-based payments to employees

The Group engages in equity settled share-based payment transactions in respect of services received from certain of its employees. The fair value of the services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that the services are received, which is the vesting period. The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Except for those which include terms related to market conditions, vesting conditions included in the terms of the grant are not taken into account in estimating fair value. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that, ultimately, the amount recognised in the income statement reflects the number of vested shares or share options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market-related vesting condition is met, provided that the non-market vesting conditions are met.

26. Provisions

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated.

When a leasehold property ceases to be used in the business provision is made, where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated rental income. The net costs are discounted using market rates of interest to reflect the long-term nature of the cash flows.

Provision is made for the anticipated cost of restructuring, including redundancy costs when an obligation exists. An obligation exists when the Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by starting to implement the plan or announcing its main features. The provision raised is normally utilised within nine months.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed unless they are remote.

27. Taxes, including deferred taxes

Income tax payable on taxable profits (‘current tax’), is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowable losses is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred tax is provided in full, using the liability method, on temporary timing differences arising from the differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates and legislation enacted, or substantially enacted, by the balance sheet date and is expected to apply when the deferred tax asset is realised or the deferred tax liability is settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

28. Segment Reporting

Business segments are distinguishable components of the Group that provide products or services that are subject to risks and rewards that are different to those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and rewards that are different to those of components operating in other economic environments. Business segments are the primary reporting segments. Group costs are allocated to segments on a reasonable and consistent basis. Transactions between segments are generally accounted for in accordance with Group policies as if the segment were a stand-alone business with intra-segment revenue and costs being eliminated in Head office.

The analyses by geographical segment are based on the location of the customer.

29. Cash and cash equivalents

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of less than three months. Trading balances, repurchase agreements and reverse repurchase agreements are not considered to be part of cash equivalents.

30. Trust activities

The Group commonly acts as trustees and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. The assets and income arising thereon are excluded from these financial statements, as they are not assets of the Group.

Barclays PLC Annual Report 2005	129

Consolidated accounts Barclays PLC

Accounting presentation

Changes in Accounting Policy

As a result of the requirement to use the accounting policies applied as at 31st December 2005 to the IFRS transition and 2004 comparatives, there have been no changes in IFRS accounting policies. However, as permitted by IFRS 1, IAS 32, IAS 39 and IFRS 4 have not been applied to the 2004 comparatives. The impact of adopting these standards as at 1st January 2005 is set out in Note 62.

Changes in Accounting Estimates

The Group has undertaken a review of the actual useful economic lives of property, plant and equipment. As a result of this review, the assumed useful economic lives of the costs of adaptation of freehold and leasehold property installed in freehold and leasehold property have increased from 10 to a range of 10-15 years. The useful economic lives of fixtures and fittings and other equipment have increased from 5 to a range of 5-10 years. This change in accounting estimate better reflects historical experience and has been applied prospectively from 1st January 2005. This has reduced the depreciation charge for the year by £30m.

Future Accounting Developments

IFRS 7 (‘Financial Instruments Disclosures’) and an amendment to IAS 1 (‘Presentation of Financial Statements’) on capital disclosures were issued by the IASB in August 2005 for application in accounting periods beginning on or after 1st January 2007 and have been adopted by the European Commission. The new or revised disclosures will be adopted by the Group for reporting in 2007.

Consideration will be given early in 2006 to the implications, if any, of the following IFRIC interpretations issued during 2005 which first apply to accounting periods beginning on or after 1st January 2006:

●	Interpretation 4 – Determining whether an arrangement contains a lease

●	Interpretation 5 – Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

●	Interpretation 6 – Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

Interpretation 7 – Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies, first applies to accounting periods beginning on or after 1st March 2006. While this is unlikely to have any implications for the Group, if necessary, it will be applied from 1st January 2007.

US GAAP

Significant differences exist between accounting principles generally accepted under IFRS and those generally accepted in the US. The effect of US GAAP profit attributable to equity holders of the parent and shareholders’ equity excluding minority interests for Barclays PLC Group is set out in Note 63.

Acquisitions

On 1st June 2005, Barclays Asset and Sales Finance (‘BASF’) acquired a 51% share and controlling stake in Fiat’s Iveco Vehicle Finance Business. The transaction will expand BASF’s commercial vehicle expertise.

On 30th June 2005, EnterCard, the joint venture between Barclays Bank PLC and FöreningsSparbanken (also known as Swedbank), which was announced on 4th February 2005, began operations. Barclays Bank PLC has a 50% economic interest in the joint venture. EnterCard provides credit cards in the Nordic market, initially in Sweden and Norway.

On 1st July 2005, Barclays acquired the wealth business of ING Securities Bank (France) consisting of ING Ferri and ING Private Banking.

On 9th May 2005, Barclays announced the terms of a recommended acquisition of a majority stake in Absa Group Limited (‘Absa’). The acquisition was subject to a number of conditions, one of which was the approval of the South African Minister of Finance, under the Banks Act, 1990, of South Africa. As part of the Banks Act approval process, Barclays confirmed its long-term commitment to investing in South Africa pursuant to the acquisition of Absa and its intention to retain a controlling stake. Barclays also acknowledged the importance of maintaining the South African character of Absa, in which regard the Chairman of Absa, Dr Danie Cronjé, would continue to serve as chairman and would become a non-executive Director of Barclays PLC and Barclays Bank PLC and Dr Steve Booysen would remain as Group Chief Executive of Absa. Three Barclays representatives were appointed to the Absa board. Barclays has consolidated Absa from 27th July 2005. As at 31st December 2005, Barclays shareholding was 377,527,453 ordinary shares (56.6%).

The acquisition was endorsed by Absa’s black economic empowerment partner. Batho Bonke Capital (Proprietary) Limited and the Absa Share Ownership Trust hold redeemable cumulative option-holding preference shares in Absa. These redeemable preference shares have the same rights as ordinary shares, including voting rights (amounting to approximately 11% of the aggregate voting rights), save for the rights relating to dividends, redemption and option liquidation. Each redeemable preference share carries the option to acquire one Absa ordinary share at a discount to the market price during an option exercise period commencing on 2nd July 2007 and ending on 1st July 2009.

130	Barclays PLC Annual Report 2005

Consolidated accounts Barclays PLC

Consolidated income statement

Consolidated income statement

For the year ended 31st December

	Notes	2005 £m	2004 £m
Continuing operations
Interest income	2	17,232	13,880
Interest expense	2	(9,157)	(7,047)
Net interest income		8,075	6,833
Fee and commission income	3	6,430	5,509
Fee and commission expense	3	(725)	(662)
Net fee and commission income		5,705	4,847
Net trading income	4	2,321	1,487
Net investment income	4	858	1,027
Principal transactions		3,179	2,514
Net premiums from insurance contracts	5	872	1,042
Other income	6	147	131
Total income		17,978	15,367
Net claims and benefits paid on insurance contracts	5	(645)	(1,259)
Total income net of insurance claims		17,333	14,108
Impairment charge and other credit provisions	7	(1,571)	(1,093)
Net income		15,762	13,015
Operating expenses excluding amortisation of intangible assets	8	(10,448)	(8,514)
Amortisation of intangible assets	28	(79)	(22)
Operating expenses		(10,527)	(8,536)
Share of post-tax results of associates and joint ventures	26	45	56
Profit on disposal of associates and joint ventures		–	45
Profit before tax		5,280	4,580
Tax	10	(1,439)	(1,279)
Net profit for the year		3,841	3,301
Profit attributable to minority interests	41	394	47
Profit attributable to equity holders of the parent		3,447	3,254
		3,841	3,301
		p	p
Earnings per share
Basic earnings per share	11	54.4	51.0
Diluted earnings per share	11	52.6	49.8
Interim dividend per ordinary share		9.20	8.25
Proposed final dividend per ordinary share	1	17.40	15.75
		£m	£m
Interim dividend		582	528
Proposed final dividend	1	1,105	1,001

The Board of Directors approved the accounts set out on pages 118 to 267 on 9th March 2006.

The accompanying notes form an integral part of the Consolidated Accounts.

Barclays PLC Annual Report 2005	131

Consolidated accounts Barclays PLC

Consolidated balance sheet

Consolidated balance sheet

As at 31st December

	Notes	2005 £m	2004 £m
Assets
Cash and balances at central banks		3,906	1,753
Items in the course of collection from other banks		1,901	1,772
Treasury bills and other eligible bills	12	n/a	6,658
Trading portfolio assets	13	155,723	n/a
Financial assets designated at fair value:
– held on own account	14	12,904	n/a
– held in respect of linked liabilities to customers under investment contracts	14	83,193	n/a
Derivative financial instruments	15	136,823	n/a
Loans and advances to banks	16	31,105	80,632
Loans and advances to customers	17	268,896	262,409
Debt securities	19	n/a	130,311
Equity shares	20	n/a	11,399
Available for sale financial investments	21	53,497	n/a
Reverse repurchase agreements and cash collateral on securities borrowed	22	160,398	n/a
Other assets	23	4,620	25,915
Insurance assets, including unit-linked assets	25	114	8,576
Investments in associates and joint ventures	26	546	429
Goodwill	27	6,022	4,518
Intangible assets	28	1,269	139
Property, plant and equipment	29	2,754	2,282
Deferred tax assets	24	686	1,388
Total assets		924,357	538,181

The accompanying notes form an integral part of the Consolidated Accounts.

Matthew W Barrett Chairman

John Varley Group Chief Executive

Naguib Kheraj Group Finance Director

132	Barclays PLC Annual Report 2005

Consolidated balance sheet

As at 31st December

	Notes	2005 £m	2004 £m
Liabilities
Deposits from banks	30	75,127	111,024
Items in the course of collection due to other banks		2,341	1,205
Customer accounts	31	238,684	217,492
Trading portfolio liabilities	13	71,564	n/a
Financial liabilities designated at fair value: held on own account	32	33,385	n/a
Liabilities to customers under investment contracts	14	85,201	n/a
Derivative financial instruments	15	137,971	n/a
Debt securities in issue	33	103,328	83,842
Repurchase agreements and cash collateral on securities lent	22	121,178	n/a
Other liabilities	34	11,131	82,936
Current tax liabilities	24	747	621
Insurance contract liabilities, including unit-linked liabilities	25	3,767	8,377
Subordinated liabilities:
– Undated loan capital – non-convertible	35	4,397	6,149
– Dated loan capital – convertible	36	38	15
– Dated loan capital – non-convertible	36	8,028	6,113
Deferred tax liabilities	24	700	1,362
Other provisions for liabilities	37	517	416
Retirement benefit liabilities	38	1,823	1,865
Total liabilities		899,927	521,417
Shareholders’ equity
Called up share capital	39	1,623	1,614
Share premium account	39	5,650	5,524
Available for sale reserve	40	225	n/a
Cash flow hedging reserve	40	70	n/a
Capital redemption reserve	40	309	309
Other capital reserve	40	617	617
Translation reserve	40	156	(58)
Retained earnings	40	8,957	7,983
Less: treasury shares	40	(181)	(119)
Shareholders’ equity excluding minority interests		17,426	15,870
Minority interests	41	7,004	894
Total shareholders’ equity		24,430	16,764
Total liabilities and shareholders’ equity		924,357	538,181

	Note	2005 £m	2004 £m
Memorandum items:
Contingent liabilities:	42
Acceptances and endorsements		283	303
Assets pledged as collateral security		38,035	30,011
Other contingent liabilities		8,825	8,245
		47,143	38,559
Commitments		203,785	134,051

The accompanying notes form an integral part of the Consolidated Accounts.

Barclays PLC Annual Report 2005	133

Consolidated accounts Barclays PLC

Consolidated statement of recognised income and expense

Consolidated statement of recognised income and expense

For the year ended 31st December

	2005 £m	2004 £m
Available for sale reserve:
– Net losses from changes in fair value	(249)	n/a
– Gains transferred to net profit on disposal	(120)	n/a
– Losses transferred to net profit due to fair value hedging	260	n/a
Cash flow hedges:
– Net losses from changes in fair value	(50)	n/a
– Gains transferred to net profit	(69)	n/a
Currency translation differences arising during the year	300	(58)
Tax	50	–
Other	(102)	–
Amounts included directly in equity	20	(58)
Net profit for the year	3,841	3,301
Total recognised income and expense for the year	3,861	3,243
Attributable to:
Equity holders of the parent	3,379	3,196
Minority interests	482	47

	3,861	3,243
Effect of adoption of IAS 32, IAS 39 and IFRS 4 (Note 62) on shareholders equity:
Equity holders of the parent	(583)	n/a
Minority interests	2,436	n/a
	1,853	n/a

The accompanying notes form an integral part of the Consolidated Accounts.

134	Barclays PLC Annual Report 2005

Consolidated accounts Barclays PLC

Consolidated cash flow statement

Consolidated cash flow statement

For the year ended 31st December

	Notes	2005 £m	2004 £m
Cash flows (used in)/from operating activities
Cash used in operating activities	44	(18,221)	(583)
Interest paid		(23,319)	(13,857)
Interest received		32,124	20,301
Tax paid		(1,082)	(690)
Net cash (used in)/from operating activities		(10,498)	5,171
Cash flows (used in)/from investing activities
Dividends received from associates, joint ventures and available for sale investments		23	15
Purchase of available for sale investments		(53,483)	(47,520)
Proceeds from sale and redemption of available for sale investments		51,111	41,163
Purchase of intangible assets		(91)	(64)
Purchase of property and equipment		(588)	(532)
Proceeds from sale of property and equipment		98	125
Acquisition of subsidiaries, net of cash acquired	45	(2,115)	(211)
Disposal of associates and joint ventures		40	47
Acquisition of associates and joint ventures		(176)	(21)
Net cash used in investing activities		(5,181)	(6,998)
Cash flows (used in)/from financing activities
Dividends paid		(1,894)	(1,425)
Proceeds from borrowed funds and debt securities		1,179	666
Repayments of borrowed funds and debt securities		(464)	(611)
Issue of equity instruments		135	60
Repurchase of equity instruments		–	(699)
Purchase of treasury shares		(143)	(35)
Sale of treasury shares		3	–
Net issue of shares to minority interests		2,273	740
Net cash from non-recourse financing		14,030	4,264
Net cash from financing activities		15,119	2,960
Net gain on exchange rate changes on cash and cash equivalents		(237)	(470)
Net (decrease)/increase in cash and cash equivalents		(797)	663
Cash and cash equivalents at beginning of year(a)		21,602	13,854
Cash and cash equivalents at end of year		20,805	14,517
Cash and cash equivalents comprise:
Cash and balances with central banks		3,906	1,753
Cash equivalents		16,899	12,764
		20,805	14,517

The accompanying notes form an integral part of the Consolidated Accounts.

Note

(a)	In 2005 the opening cash and cash equivalents balance has been adjusted to reflect the adoption of IAS 32 and IAS 39.

Barclays PLC Annual Report 2005	135

Accounts of Barclays PLC

Parent company accounts

Parent company accounts

Income statement for the year ended 31st December

		2005 £m	2004 £m
Dividends received from subsidiary		2,012	2,138
Interest income		4	3
Management charge from subsidiary undertaking		(4)	(3)
Profit before tax		2,012	2,138
Tax		–	–
Net profit for the year		2,012	2,138
Balance sheet as at 31st December
	Notes	2005 £m	2004 £m
Assets
Non-current assets
Investment in Barclays Bank PLC	46	8,462	8,327
Current assets
Cash and balances at central banks		438	38
Other current assets		4	3
Total assets		8,904	8,368
Liabilities
Current liabilities
Amounts payable within one year		4	3
Shareholders’ equity
Called up share capital	39	1,623	1,614
Share premium account	39	5,650	5,524
Capital redemption reserve	40	309	309
Retained earnings	40	1,318	918
Total shareholders’ equity		8,900	8,365

Total liabilities and shareholders’ equity		8,904	8,368

The accompanying notes form an integral part of the Accounts.

Matthew W Barrett Chairman

John Varley Group Chief Executive

Naguib Kheraj Group Finance Director

136	Barclays PLC Annual Report 2005

Statement of recognised income and expense

For the year ended 31st December

	2005 £m	2004 £m
Net profit for the year	2,012	2,138
Total recognised income and expense for the year	2,012	2,138
Attributable to:
Equity holders of the parent	2,012	2,138
Cash flow statement
For the year ended 31st December
	2005 £m	2004 £m
Cash flows (used in)/from operating activities
Cash used in operating activities	(3)	(4)
Interest received	3	4
Tax paid	–	–
Net cash from operating activities	–	–
Cash flows (used in)/from investing activities
Dividends received from subsidiary undertakings	2,012	2,138
Net cash from investing activities	2,012	2,138
Cash flows (used in)/from financing activities
Dividends paid	(1,612)	(1,413)
Repurchase of ordinary shares	–	(699)
Net cash used in financing activities	(1,612)	(2,112)
Net increase in cash and cash equivalents	400	26
Cash and cash equivalents at beginning of year	38	12
Cash and cash equivalents at end of year	438	38
Cash and cash equivalents comprise:
Cash and balances with central banks	438	38
	438	38

The accompanying notes form an integral part of the Accounts.

Barclays PLC Annual Report 2005	137

Notes to the accounts

For the year ended 31st December 2005

1 Dividends per share

The Directors have recommended the final dividends in respect of 2005 of 17.4p per ordinary share of 25p each and 10p per staff share of £1 each, amounting to a total of £1,105m, which will be paid on 28th April 2006. The financial statements for the year ended 31st December 2005 do not reflect these dividends, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31st December 2006. The financial statements to 31st December 2005 include the 2004 final dividend of £1,001m.

2 Net interest income

	2005 £m	2004 £m
Cash and balances with central banks	9	4
Financial investments	2,272	n/a
Debt securities	n/a	2,597
Loans and advances to banks	690	957
Loans and advances to customers	12,944	10,312
Other	1,317	10
Interest income	17,232	13,880

Deposits from banks	(2.056)	(1,535)
Customer accounts	(2,715)	(2,053)
Debt securities in issue	(3,268)	(1,569)
Subordinated liabilities	(605)	(692)
Other	(513)	(1,198)
Interest expense	(9,157)	(7,047)
Net interest income	8,075	6,833

Interest income includes £76m (2004: n/a) accrued on impaired loans.

In 2005, other interest income principally includes interest income relating to reverse repurchase agreements. In 2004, such income was classified within the loans and advances to banks and the loans and advances to customers categories. Similarly, other interest expense principally includes expenditure relating to repurchase agreements. In 2004, the expenditure was included within deposits from banks and customer accounts.

Included in net interest income is hedge ineffectiveness as detailed in Note 15.

3 Net fee and commission income

	2005 £m	2004 £m
Fee and commission income
Brokerage fees	64	27
Investment management fees	1,250	821
Securities lending	151	111
Securities trading and investment activity fees	1,465	959
Banking and credit related fees and commissions	4,805	4,386
Foreign exchange commission	160	164
Fee and commission income	6,430	5,509
Fee and commission expense	(725)	(662)
Net fee and commission income	5,705	4,847

138	Barclays PLC Annual Report 2005

4 Principal transactions

	2005 £m	2004 £m
Rates related business	1,732	1,141
Credit related business	589	346
Net trading income	2,321	1,487
Gain from disposal of available for sale assets/investment securities	120	45
Dividend income on equity investments	22	17
Net gain from financial instruments designated at fair value	389	n/a
Income from assets backing insurance policies	n/a	717
Other investment income	327	248
Net investment income	858	1,027
Principal transactions	3,179	2,514

Net trading income includes the profits and losses arising both on the purchase and sale of trading instruments and from the revaluation to market value, together with the interest income earned from these instruments and the related funding cost.

The gain/loss from disposal of available for sale assets was calculated on an instrument by instrument basis.

Of the total net trading income, £498m (2004: £556m) was earned on securities and £340m (2004: £213m) was earned in dealings in foreign currencies.

Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets sales, trading and research, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credits, as well as hybrid capital products, asset based finance, commercial mortgage backed securities, credit derivatives, structured capital markets and large asset leasing.

Following the application of IAS 39 at 1st January 2005, certain assets and liabilities have been designated at fair value. Fair value movements on these items have been reported within net trading income or within net investment income depending on the nature of the transaction.

The net gain on financial assets designated as at fair value and included within principal transactions was £391m (2004: n/a). The net loss on financial liabilities designated at fair value and included within principal transactions was £666m (2004: n/a). In many cases these changes in fair values were offset by changes in fair values of other financial instruments, or by transactions which have been realised.

5 Insurance premiums and insurance claims and benefits

	2005 £m	2004 £m
Gross premiums from insurance contracts	909	1,069
Premiums ceded to reinsurers	(37)	(27)
Net premiums from insurance contracts	872	1,042

	2005 £m	2004 £m
Gross claims and benefits paid on insurance contracts	694	1,275
Reinsurers’ share of claims paid	(49)	(16)
Net claims and benefits paid on insurance contracts	645	1,259
6 Other income
	2005 £m	2004 £m
Increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	9,234	n/a
Increase in liabilities held in respect of linked liabilities to customers under investment contracts	(9,234)	n/a
Property rentals	54	46
Other income	93	85
Other income	147	131

Included in other income are sub-lease payments of £18m (2004: £12m).

Barclays PLC Annual Report 2005	139

Notes to the accounts

For the year ended 31st December 2005

7 Impairment charge and other credit provisions

	2005 £m	2004 £m
Impairment charges
The charges for the period in respect of impairment for loans and advances comprise:
– New and increased	2,129	1,755
– Reversals	(333)	(396)
– Recoveries	(222)	(255)
Total impairment charges for loans and advances	1,574	1,104
Impairment on available for sale investments	4	n/a
Other credit provisions
Releases for the period in respect of provision for undrawn contractually committed facilities and guarantees provided	(7)	(11)
Impairment charge and other credit provisions	1,571	1,093

8 Operating expenses excluding amortisation of intangible assets

	2005 £m	2004 £m
Staff costs (Note 9)	6,318	5,227
Administrative expenses	3,443	2,766
Depreciation (Note 29)	362	297
Impairment loss – intangible assets (Note 28)	9	9
Operating lease rentals	316	215
Operating expenses excluding amortisation of intangible assets	10,448	8,514

The gain/loss recognised in profit or loss in the year due to foreign exchange translation, except for those arising on financial instruments measured at fair value through profit or loss, was a gain of £19m in 2005 and a loss of £42m in 2004.

Auditors’ remuneration

Total auditors’ remuneration in relation to statutory audit was £15m (2004: £7m) which included £3m (2004: £nil) paid to auditors other than PricewaterhouseCoopers LLP and its affiliated firms.

Amounts paid and payable to the Group’s principal auditors PricewaterhouseCoopers LLP and its affiliated firms, were as follows:

	2005 £m	2004 £m
Audit related
Group statutory	12	7
Regulatory	5	5
Further assurance services	5	3
Taxation services
Compliance	3	3
Advisory	1	2
Other services
Transaction support	3	2
Total principal auditors’ remuneration	29	22

The figures shown in the above table include amounts paid in the United Kingdom to PricewaterhouseCoopers LLP. Fees for audit services above include all amounts paid to the Group’s auditors in their capacity as such.

Further assurance services include internal control reviews, attestation services not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Taxation services include compliance services such as tax return preparation and advisory services such as consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

Transaction support services includes due diligence related to transactions and accounting consultations and audits in connection with transactions.

Total auditors’ remuneration includes £0.25m (2004: £0.30m) in relation to the audit of Barclays pension schemes.

140	Barclays PLC Annual Report 2005

9 Staff costs

	2005 £m	2004 £m
Salaries and accrued incentive payments	5,036	4,098
Social security costs	412	339
Pension costs – defined contribution plans	76	92
Pension costs – defined benefit plans (Note 38)	271	235
Other post-retirement benefits (Note 38)	27	29
Other	496	434
Staff costs	6,318	5,227

Included in salaries and accrued incentive payments is £338m (2004: £204m) arising from equity settled share-based payments, and £nil (2004: £nil) arising from cash settled share-based payments.

The average number of persons employed by the Group worldwide during the year, excluding agency staff, was 92,800 (2004: 77,000).

10 Tax

The charge for tax is based upon the effective UK corporation tax rate of 30% (2004: 30%) and comprises:

	2005 £m	2004 £m
Current tax
Current year	1,598	1,252
Adjustment for prior years	(59)	(48)
Benefit of previously unrecognised tax losses, tax credits and temporary differences	(15)	(12)
Total	1,524	1,192
Deferred tax (credit)/charge
Origination and reversal of temporary differences	(7)	65
Adjustment for prior years	(71)	22
Other	(7)	–
Total	(85)	87
Tax charge	1,439	1,279

	2005 £m	2004 £m
Current tax
United Kingdom	1,013	938
Overseas	511	254
Total	1,524	1,192
Deferred tax (credit)/charge
United Kingdom	(52)	90
Overseas	(33)	(3)
Total	(85)	87
Tax charge	1,439	1,279

Available overseas tax credits of £270m (2004: £360m) have been applied to reduce UK tax in accordance with UK legislation.

Barclays PLC Annual Report 2005	141

Notes to the accounts

For the year ended 31st December 2005

10 Tax (continued)

The tax for the year in 2004 and 2005 is lower than the standard rate of corporation tax in the UK of 30% (2004: 30%). The differences are set out below:

	2005 £m	2004 £m
Profit before tax	5,280	4,580
Tax charge at average UK corporation tax rate of 30% (2004: 30%)	1,584	1,374
Adjustment for prior years	(130)	(26)
Differing overseas tax rates	(35)	(110)
Income not taxable	(129)	(51)
Share-based payments	(12)	–
Deferred tax assets not recognised	(7)	24
Other non-allowable expenses	214	88
Other items	(46)	(20)
Overall tax charge	1,439	1,279
Effective tax rate	27%	28%

11 Earnings per share

	2005 £m	2004 £m
Profit attributable to equity holders of parent from continuing operations	3,447	3,254
Dilutive impact of convertible options	(38)	(16)
Profit attributable to equity holders of parent including dilutive impact of convertible options	3,409	3,238

	2005 million	2004 million
Number of basic weighted average number of shares	6,337	6,381
Number of potential ordinary shares	149	124
Diluted weighted average number of shares	6,486	6,505

	p	p
Basic earnings per share	54.4	51.0
Diluted earnings per share	52.6	49.8

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the number of basic weighted average number of shares excluding own shares held in employee benefits trusts, currently not vested.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares within certain subsidiary entities. The weighted average number of ordinary shares excluding own shares held in employee benefit trusts, currently not vested, is adjusted for the effects of all dilutive potential ordinary shares, totalling 149 million (2004: 124 million).

Options outstanding at the year end which were not dilutive, but could potentially dilute earnings per share in the future, were 170 million (2004: 208 million). These were excluded from the diluted earnings per share calculation due to certain criteria not met at the year end.

Subsequent to the balance sheet date, the Group continued to make further on-market purchases of treasury shares, under its various employee share schemes. No adjustment has been made to earnings per share in respect of these purchases.

142	Barclays PLC Annual Report 2005

12 Treasury bills and other eligible bills

2004 £m
Treasury bills	6,438
Other eligible bills	220
Treasury bills and other eligible bills	6,658

Treasury bills and other eligible bills are mainly short term in maturity with a book value not materially different from market value.

The total amount of treasury bills and other eligible bills included above, which are subject to sale and repurchase agreements, was £3,438m at 31st December 2004.

From 1st January 2005 treasury bills and other eligible bills have been classified and measured in accordance with IAS 39 and classified as available for sale financial investments or trading assets as appropriate. See Note 62.

13 Trading portfolio

2005 £m
Trading portfolio assets
Treasury and other eligible bills	6,074
Debt securities
United Kingdom government bonds	4,786
Other government bonds	46,426
Other mortgage and asset backed securities	10,290
Bank and building society certificates of deposit	15,837
Other issuers	51,028
thereof:
– Listed	74,458
– Unlisted	53,909
Debt securities	128,367
Equity securities
– Listed	15,177
– Unlisted	5,122
Equity securities	20,299
Traded loans	408
London Metal Exchange warrants and other metals trading positions	575
Trading portfolio assets	155,723
Trading portfolio liabilities
Treasury bills and other eligible bills	(1,120)
Debt securities
United Kingdom government bonds	(7,784)
Other government bonds	(44,601)
Other mortgage and asset backed securities	(40)
Bank and building society certificates of deposit	(45)
Other issuers	(9,903)
thereof:
– Listed	(45,219)
– Unlisted	(17,154)
Debt securities	(62,373)
Equity securities
– Listed	(8,044)
– Unlisted	(27)
Equity securities	(8,071)
Traded deposits	–
Trading portfolio liabilities	(71,564)

Barclays PLC Annual Report 2005	143

Notes to the accounts

For the year ended 31st December 2005

14 Financial assets designated at fair value

Held on own account

2005 £m
Loans and advances designated at fair value	8,600
Other financial assets designated at fair value	4,304
Financial assets designated at fair value – held on own account	12,904

Credit risk on loans and advances designated at fair value

The maximum exposure to credit risk on loans and advances designated at fair value at 31st December 2005 was £8,600m (2004: n/a). The amount by which related credit derivatives and similar instruments mitigate the exposure to credit risk at 31st December 2005 was £2,505m (2004: n/a).

The net gain attributable to changes in credit risk for loans and advances designated at fair value was £3m in 2005 (2004: n/a). The gains or losses on related credit derivatives was £nil for the year (2004: n/a).

The cumulative net gain attributable to changes in credit risk for loans and advances designated at fair value since initial recognition is £3m at 31st December 2005 (2004: n/a). The cumulative change in fair value of related credit derivatives at 31st December 2005 is £nil (2004: n/a).

Securitisations of loans and advances designated at fair value

During the year, Barclays acquired and then securitised static pools of residential mortgage loans which were originated by unaffiliated mortgage companies. The securitisations were effected through the sale of mortgage loans to trusts, which issue notes to fund the acquisition of these loans. The notes were underwritten by Barclays and sold to third-party investors. The offering circulars for the issues of the notes stated that they were the obligations of the respective trust only and are not guaranteed by, or the responsibility of, any other party.

Loans and advances designated at fair value include balances that have been securitised, and continue to be partially recognised to the extent of the Group’s continuing involvement in the original asset. These retained interests are in the form of interest only strips and represent a continuing exposure to the prepayment and credit risk of the underlying securitised assets. The total amount of loans designated at fair value which have been securitised and derecognised on a continuing involvement basis is £6,291m (2004: n/a). The total amount of the continuing involvement asset which has been designated at fair value that we continue to partially recognise is £175m (2004: n/a).

Held in respect of linked liabilities to customers under investment contracts/liabilities arising from investment contracts

2005 £m
Financial assets designated at fair value held in respect of linked liabilities to customers under investment contracts	83,193
Cash and bank balances within the funds	2,008
Assets held in respect of linked liabilities to customers under investment contracts	85,201
Liabilities to customers under investment contracts	(85,201)

A portion of the Group’s fund management business takes the legal form of insurance policies, under which legal title to the underlying investment is held by the Group, but the inherent risks rewards in the investments are borne by the customer. In the normal course of business, the Group’s financial interest in such investments is restricted to fees for investment management services.

Due to the nature of these contracts, the carrying value of the assets is always the same as the value of the liabilities and any change in the value of the assets results in an equal but opposite change in the value of the amounts due to the policyholders.

In the balance sheet, the assets are included as ‘Financial assets designated at fair value – held in respect of linked liabilities to customers under investment contracts’. Cash balances within the portfolio have been included in the Group’s cash balances. The associated obligation to deliver the value of the investments to customers at their fair value on balance sheet date is included as ‘Liabilities to customers under investment contracts’.

The increase/decrease in the value arising from the return on the investments and the corresponding increase/decrease in linked liabilities to customers is included in the Other income note in Note 6.

144	Barclays PLC Annual Report 2005

15 Derivative financial instruments

Financial instruments

The Group’s objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are included in Note 54 under the headings, ‘Financial Risk Management’, ‘Interest Rate Risk, ‘Credit Risk’, ‘Currency Risk’ and ‘Liquidity Risk’.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group’s exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market rates or prices relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly.

The fair value of a derivative contract represents the amount at which that contract could be exchanged in an arms-length transaction, calculated at market rates current at the balance sheet date.

The disclosure of financial instruments in respect of 2004, excluding the impact of IAS 32, IAS 39 and IFRS 4, can be found in Note 60.

The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

	2005
	Notional contract amount £m	Fair value
Year ended 31st December 2005 Derivatives held for trading		Assets £m	Liabilities £m
Foreign exchange derivatives
Forward foreign exchange	585,635	7,574	(6,707)
Currency swaps	351,319	8,316	(8,045)
OTC options bought and sold	244,810	2,595	(2,516)
OTC derivatives	1,181,764	18,485	(17,268)
Exchange traded futures – bought and sold	2,304	–	–
Exchange traded options – bought and sold	6	–	–
Foreign exchange derivatives	1,184,074	18,485	(17,268)
Interest rate derivatives
Interest rate swaps	7,311,939	68,341	(67,669)
Forward rate agreements	1,345,368	431	(434)
OTC options bought and sold	1,267,683	12,256	(11,598)
OTC derivatives	9,924,990	81,028	(79,701)
Exchange traded futures – bought and sold	1,862,606	–	–
Exchange traded options – bought and sold	826,351	–	–
Exchange traded swaps	2,760,110	–	–
Interest rate derivatives	15,374,057	81,028	(79,701)
Credit derivatives
Swaps	609,381	4,172	(4,806)
Equity and stock index derivatives
OTC options bought and sold	208,068	9,974	(13,067)
Equity swaps and forwards	8,108	328	(164)
OTC derivatives	216,176	10,302	(13,231)
Exchange traded futures – bought and sold	52,454	–	–
Exchange traded options – bought and sold	26,789	–	–
Equity and stock index derivatives	295,419	10,302	(13,231)
Commodity derivatives
OTC options bought and sold	68,377	4,070	(3,881)
Commodity swaps and forwards	211,541	17,674	(17,336)
OTC derivatives	279,918	21,744	(21,217)
Exchange traded futures – bought and sold	50,244	–	–
Exchange traded options – bought and sold	11,871	435	(680)
Commodity derivatives	342,033	22,179	(21,897)
Derivative assets/(liabilities) held for trading	17,804,964	136,166	(136,903)

Barclays PLC Annual Report 2005	145

Notes to the accounts

For the year ended 31st December 2005

15 Derivative financial instruments (continued)

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

	2005
	Notional contract amount £m	Fair value
Year ended 31st December 2005 Derivatives held for risk management		Assets £m	Liabilities £m
Derivatives designated as cash flow hedges
Currency swaps	14	1	–
Interest rate swaps	27,042	230	(290)
OTC interest rate options bought	782	1	–
Exchange traded interest rate swaps	11,899	–	–
Commodity swaps and forwards	343	–	(193)
Derivatives designated as cash flow hedges	40,080	232	(483)
Derivatives designated as fair value hedges
Currency swaps	1,686	–	(81)
Interest rate swaps	29,394	387	(190)
Equity options	1,084	36	(46)
Forward foreign exchange	28	–	(14)
OTC interest rate options bought	1,287	–	–
Derivatives designated as fair value hedges	33,479	423	(331)
Derivatives designated as hedges of net investments
Currency swaps	5,919	2	(254)
Derivatives designated as hedges of net investment	5,919	2	(254)
Derivative assets/(liabilities) held for risk management	79,478	657	(1,068)

The Group’s total derivative asset and liability position as reported on the balance sheet is as follows:
	2005
	Notional contract amount £m	Fair value
Year ended 31st December 2005		Assets £m	Liabilities £m
Total derivative assets/(liabilities) held for trading	17,804,964	136,166	(136,903)
Total derivative assets/(liabilities) held for risk management	79,478	657	(1,068)
Recognised derivative assets/(liabilities)	17,884,442	136,823	(137,971)

The Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

	Total £m	Up to one year £m	Between one to two years £m	Between two to three years £m	Between three to four years £m	Between four to five years £m	More than five years £m
Forecast receivable cash flows	3,230	779	768	704	458	265	256
Forecast payable cash flows	2,300	358	350	337	287	238	730

The maximum length of time over which the Group is hedging its exposure to the variability in future cash flows for forecasted transactions excluding those forecasted transactions related to the payment of variable interest on existing financial instruments is 29 years.

No gain or loss on forecast transactions accorded hedge accounting in 2005 that are no longer expected to occur remains in equity.

146	Barclays PLC Annual Report 2005

15 Derivative financial instruments (continued)

The amount of movement in fair value that has been recognised in net interest income in relation to ineffectiveness is:

		2005
	Cash flow hedges £m	Fair value hedges £m	Hedge of net investment £m
Ineffectiveness	(34)	40	(5)
16 Loans and advances to banks
		2005 £m	2004 £m
Repayable:
on demand		3,929	1,699
not more than three months		15,921	12,321
over three months but not more than one year		5,175	2,105
over one year but not more than five years		2,631	1,552
over five years		3,453	1,903
Total		31,109	19,580
Reverse repurchase agreements		n/a	61,075
Less: Allowance for impairment/provisions (Note 18)		(4)	(23)
Loans and advances to banks		31,105	80,632

By geographical area
United Kingdom		4,624	3,949
Other European Union		5,423	1,813
United States		13,267	7,668
Africa		880	425
Rest of the World		6,915	5,725
Total		31,109	19,580
Reverse repurchase agreements		n/a	61,075
Less: Allowance for impairment/provisions (Note 18)		(4)	(23)
Loans and advances to banks		31,105	80,632

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £1,218m at 31st December 2005 (2004: £621m).

Information relating to effective interest rates can be found in Note 55.

The geographical analysis is based on the location of the customer to which the lendings are made.

Barclays PLC Annual Report 2005	147

Notes to the accounts

For the year ended 31st December 2005

17 Loans and advances to customers

	2005 £m	2004 £m
Retail business	144,039	106,296
Wholesale business	128,303	100,497
	272,342	206,793
Reverse repurchase agreements	n/a	58,304
Less: Allowances for impairment/provisions (Note 18)	(3,446)	(2,688)
Loans and advances to customers	268,896	262,409
Repayable:
on demand	34,945	17,706
not more than three months	44,280	31,118
over three months but not more than one year	33,202	26,462
over one year but not more than five years	59,221	32,699
over five years	100,694	98,808
	272,342	206,793
Reverse repurchase agreements	n/a	58,304
Less: Allowance for impairment/provisions (Note 18)	(3,446)	(2,688)
Loans and advances to customers	268,896	262,409
By geographical area
United Kingdom	163,759	146,248
Other European Union	38,923	26,210
United States	22,925	20,982
Africa	33,221	2,759
Rest of the World	13,514	10,594
	272,342	206,793
Reverse repurchase agreements	n/a	58,304
Less: Allowance for impairment/provisions (Note 18)	(3,446)	(2,688)
Loans and advances to customers	268,896	262,409
Loans and advances to customers by industry
At 31st December	2005 £m	2004 £m
Financial services	43,102	25,132
Agriculture, forestry and fishing	3,785	2,345
Manufacturing	13,779	9,044
Construction	5,020	3,278
Property	16,325	8,992
Energy and water	6,891	3,709
Wholesale and retail, distribution and leisure	17,760	11,099
Transport	5,960	3,742
Postal and communication	1,313	834
Business and other services	24,247	23,223
Home loans	89,529	80,855
Other personal	35,543	27,602
Finance lease receivables	9,088	6,938
	272,342	206,793
Reverse repurchase agreements	n/a	58,304
Less: Allowance for impairment/provisions (Note 18)	(3,446)	(2,688)
Loans and advances to customers	268,896	262,409

148	Barclays PLC Annual Report 2005

17 Loans and advances to customers (continued)

Loans and advances to customers in the UK

At 31st December	2005 £m	2004 £m
Financial services	11,958	8,774
Agriculture, forestry and fishing	2,409	1,963
Manufacturing	8,469	5,684
Construction	3,090	2,285
Property	10,547	7,912
Energy and water	2,701	802
Wholesale and retail distribution and leisure	12,747	9,356
Transport	2,797	1,822
Postal and communication	455	440
Business and other services	15,403	13,439
Home loans	61,256	63,039
Other personal	26,724	25,181
Finance lease receivables	5,203	5,551
Loans and advances to customers in the UK	163,759	146,248
Loans and advances to customers outside the UK
At 31st December	2005 £m	2004 £m
Financial services	31,144	16,358
Agriculture, forestry and fishing	1,376	382
Manufacturing	5,310	3,360
Construction	1,930	993
Property	5,778	1,080
Energy and water	4,190	2,907
Wholesale and retail distribution and leisure	5,013	1,743
Transport	3,163	1,920
Postal and communication	858	394
Business and other services	8,844	9,784
Home loans	28,273	17,816
Other personal	8,819	2,421
Finance lease receivables	3,885	1,387
Loans and advances to customers outside the UK	108,583	60,545

Barclays PLC Annual Report 2005	149

Notes to the accounts

For the year ended 31st December 2005

17 Loans and advances to customers (continued)

The geographical analysis is based on the location of the customer to which the lendings are made.

Effective interest rates are included in Note 55.

Loans and advances to customers include the following finance lease receivables:

	2005 £m	2004 £m
Gross investment in finance lease receivables
Not more than one year	2,038	1,351
Over one year but not more than five years	5,345	2,995
Over five years	5,252	6,535
	12,635	10,881
Less unearned future finance income on finance leases	(3,547)	(3,943)
Net investment in finance leases
Not more than one year	1,524	998
Over one year but not more than five years	4,123	1,914
Over five years	3,441	4,026
Total	9,088	6,938
Unguaranteed residual values included in finance lease receivables:
Not more than one year	61	4
Over one year but not more than five years	113	7
Over five years	31	7
Total	205	18

The allowance for uncollectable finance lease receivables included in the allowance for impairment amounted to £11m at 31st December 2005 (2004: £14m).

Assets acquired in the year for renting under finance leases amounted to £2,674m (2004: £1,572m).

Barclays Asset and Sales Finance (BASF) specialises in asset-based lending and works with a broad range of international technology, industrial equipment and commercial companies and provides customised finance programmes to help manufacturers, dealers and distributors of assets.

During the year, Barclays Mercantile Business Finance Limited, (a wholly owned subsidiary of Barclays Bank PLC and the main operating entity within BASF) acquired a 51% share in Iveco Finance Holdings Limited. Iveco Finance Holdings Limited is the holding company for the Iveco Finance group of companies, whose principal activity is the provision of hire purchase, finance leasing, instalment loans and contract and contract hire solutions for the Iveco commercial vehicle operations.

Securitisations

Loans and advances to customers include balances that have been securitised but not derecognised, comprising both UK and overseas residential mortgages and commercial and credit card loans. Beneficial interests in the loans were transferred to special purpose entities which in turn issued floating rate debt securities. Barclays PLC and its subsidiaries are not obliged to support any losses that may be suffered by the noteholders and do not intend to offer such support. The floating rate noteholders only receive payments of interest and principal to the extent that the special purpose vehicles have received sufficient funds from the transferred loans and after certain expenses have been met. In the event of a deficiency, they have no recourse whatsoever to the Group.

A proportion of the Barclaycard personal credit card and charge card portfolio in the UK was also securitised. The noteholders in this securitisation have a proportionate interest in each balance in the portfolio.

The total amounts of loans subject to securitisation are £18,594m (2004: £4,314m) and the related funding received is £18,420m (2004: £3,859m) (see Note 33), included in Debt Securities in issue.

Of the total loans securitised in 2005, £5bn relates to the securitisation of commercial loans utilising a credit default swap. Noteholders have exposure to the credit risk of the securitised commercial loan portfolio and in the event of a loss, have no recourse to the Group.

The Bank participates in the securitisation through the provision of administration and other services, the provision of interest rate and currency swaps and in the form of unsecured loan financing which is subordinate to the interests of the floating rate noteholders.

150	Barclays PLC Annual Report 2005

18 Allowance for impairment/provisions for bad and doubtful debts

Movement in the allowance for impairment/provisions for bad and doubtful debts is as follows:

	2005 £m	2004 £m
At beginning of year(a)	2,637	2,946
Acquisitions and disposals	555	21
Unwind of discount	(76)	n/a
Exchange and other adjustments	125	(33)
Amounts written off	(1,587)	(1,582)
Recoveries	222	255
Amounts charged against profit(b)	1,574	1,104
At end of year	3,450	2,711

Allowances for loan impairment represent management’s estimate of the losses incurred in the loan portfolios at the balance sheet date. For the retail and small business portfolios, which comprise large numbers of small homogenous assets with similar risk characteristics, statistical techniques are used to calculate impairment allowances on a portfolio basis. These models do not contain judgemental inputs. The impairment charge in relation to retail and small business portfolios is £1,254m or 80% of the total impairment charge in 2005. For larger accounts, impairment allowances are calculated on an individual basis using discounted expected future cash flows. Subjective judgements are made in this process. Changes in these estimates could result in a change in allowances and have a direct impact on the impairment charge. However, the impairment charge in relation to larger accounts is £320m or 20% of the total impairment charge in 2005.

Allowance for impairment/provisions for bad and doubtful debts at 31st December	2005 £m	2004 £m
United Kingdom	2,266	1,683
Other European Union	284	149
United States	130	155
Africa	647	70
Rest of the World	123	90
General Provisions	n/a	564
Allowance for impairment/provisions for bad and doubtful debts at 31st December	3,450	2,711

Non-performing loans	2005 £m	2004 £m
Impaired loans	4,550	n/a
Non-accrual loans	n/a	2,115
Accruing loans where interest is being suspended with or without provision	n/a	492
Other accruing loans against which provisions have been made	n/a	943
	4,550	3,550
Accruing loans which are contractually overdue 90 days or more as to principal or interest	609	550
Restructured loans	51	15
Non-performing loans	5,210	4,115

Notes

(a) The 2005 opening balance has been adjusted to reflect the application of IAS 32, IAS 39 and IFRS 4.

(b) Does not reflect the impairment on available for sale investments or other credit risk provisions in 2005.

Barclays PLC Annual Report 2005	151

Notes to the accounts

For the year ended 31st December 2005

19 Debt securities

The following tables show the unrealised gains and losses not recognised in the income statement for the year ended 2004.

From 1st January 2005 debt securities have been classified and measured in accordance with IAS 39 and classified as available for sale financial investments or trading assets as appropriate. See Note 62.

	2004
	Balance sheet £m	Gross unrealised gains £m	Gross unrealised losses £m	Valuation £m
Investment securities
– United Kingdom government	18	–	–	18
– Other government	11,858	200	(7)	12,051
– Other public bodies	21	–	–	21
– Mortgage and asset backed securities	8,260	3	(29)	8,234
– Corporate issuers	17,029	41	(8)	17,062
– Other issuers	5,531	22	(4)	5,549
Investment securities	42,717	266	(48)	42,935
Other debt securities
– United Kingdom government	2,567	–	–	2,567
– Other government	37,438	–	–	37,438
– Other public bodies	8,177	–	–	8,177
– Bank and building society certificates of deposit	7,063	–	–	7,063
– Other issuers	32,349	–	–	32,349
Other debt securities	87,594	–	–	87,594
Debt securities	130,311	266	(48)	130,529
		2004
Movements in investment securities		Cost £m	Provisions £m	Balance sheet £m
At beginning of year		40,860	(65)	40,795
Exchange and other adjustments		(1,158)	–	(1,158)
Acquisitions and transfers		44,114	–	44,114
Redemption of Investment securities		(18,441)	–	(18,441)
Sale of Investment securities		(22,486)	18	(22,468)
Provisions raised		–	(12)	(12)
Amortisation of discounts and premiums		(113)	–	(113)
At end of year		42,776	(59)	42,717

152	Barclays PLC Annual Report 2005

19 Debt securities (continued)

The total value of debt securities at 31st December 2004 includes securities which are subject to sale and repurchase agreements of £58,557m, unamortised net premium on investment securities of £319m and holdings by the Group of debt securities of £nil issued by associates and joint ventures. The value of securities due within one year at 31st December 2004 was £13,399m.

The Group has a portfolio of investment debt securities, a large portion of which are subject to limited recourse financing. This portfolio, with a Sterling equivalent book value of £4,782m is included in the total above, with the financing reported in Deposits by banks and Debt securities in issue. At 31st December 2004, the Group’s net exposure to these investment Debt securities, after taking into account the limited recourse financing, was £1,149m.

Barclays PLC holds, as an investment, British government stock with a book value of £0.1m.

Gross gains of £34m and gross losses of £16m were realised on the sale of investment securities using an average weighted cost approach.

Other debt securities are held at valuation. The cost of other debt securities is not available and would be unreasonably expensive to obtain.

Of the total debt securities disclosed above, £81,146m were listed on a recognised exchange. These listed debt securities had a market value of £81,342m.

Maturities of investment debt securities	Maturing within one year £m	Maturing after one but within five years £m	Maturing after five but within ten years £m	Maturing after ten years £m	Total £m
Government	2,271	5,660	3,609	336	11,876
Other public bodies	9	12	–	–	21
Other issuers	9,661	16,041	1,013	4,105	30,820
Total book value	11,941	21,713	4,622	4,441	42,717
Total valuation	11,960	21,819	4,691	4,465	42,935

20 Equity shares

		2004
		Balance sheet £m	Valuation £m
Investment securities		526	746
Other securities		10,873	10,873
Equity shares		11,399	11,619
		2004
Movements in investment securities	Cost £m	Provisions £m	Balance sheet £m
At beginning of year	210	(19)	191
Acquisitions and transfers	420	(2)	418
Sale of investment securities	(73)	–	(73)
Exchange and other	(10)	–	(10)
At end of year	547	(21)	526

Gross unrealised gains on equity shares amounted to £220m. Gross unrealised losses amounted to £nil.

Gross gains of £200m and gross losses of £nil were realised on the sale of investment securities.

The cost of Other securities is not available and would be unreasonably expensive to obtain.

Of the total equity shares disclosed above, £9,675m were listed on a recognised exchange. These listed equity securities had a market value of £9,753m.

From 1st January 2005, equity shares have been classified and measured in accordance with IAS 39 and classified as available for sale financial investments or trading assets as appropriate. See Note 62.

Barclays PLC Annual Report 2005	153

Notes to the accounts

For the year ended 31st December 2005

21 Available for sale financial investments

2005 £m
Debt securities	50,024
Equity securities	1,250
Treasury bills and other eligible bills	2,223
Available for sale financial investments	53,497

Movement in available for sale financial investments	2005 £m
At beginning of year	48,097
Exchange and other adjustments	1,791
Acquisitions and transfers	54,556
Disposals (sale and redemption)	(50,609)
Losses from changes in fair value recognised in equity	(248)
Impairment	(4)
Amortisation of discounts/premium	(86)
At end of year	53,497

The following table analyses the book value of securities under IFRS, which are carried at fair value.

	2005
	Available for sale securities
	Amortised Cost £m	Gross unrealised gains £m	Gross unrealised losses £m	Book value £m
Debt securities
– United Kingdom government	31	–	–	31
– Other government	14,827	83	(50)	14,860
– Other public bodies	216	2	(2)	216
– Mortgage and asset backed securities	3,062	–	–	3,062
– Corporate issuers	25,597	101	(108)	25,590
– Other issuers	6,257	17	(9)	6,265
Total debt securities	49,990	203	(169)	50,024
Equity securities	1,007	247	(4)	1,250
Treasury bills and other eligible bills	2,223	–	–	2,223
Available for sale financial investments	53,220	450	(173)	53,497

Gross gains of £318m and gross losses of £198m have been realised on the sale of available for sale financial investments.

A maturity analysis of available for sale financial investments is included in Note 59.

The basis of determining cost during the calculation of gains and losses on available for sale investments is on an instrument by instrument basis.

Impairment of available for sale investments totalled £4m in 2005.

154	Barclays PLC Annual Report 2005

22 Securities borrowing, securities lending, repurchase and reverse repurchase agreements

The following amounts were included in the balance sheet and are reported on a net basis where the Group has the intention and the ability to settle net or realise simultaneously.

2005 £m
Reverse repurchase agreements and cash collateral on securities borrowed
Banks	83,610
Customers	76,788
Reverse repurchase agreements and cash collateral on securities borrowed	160,398

Repurchase agreements and cash collateral on securities lent
Banks	66,939
Customers	54,239
Repurchase agreements and cash collateral on securities lent	121,178

Reverse repurchase agreements and cash collateral on securities borrowed are accounted for as collateralised loans. It is the Group’s policy to seek collateral at the outset equal to 100% to 105% of the loan amount. The level of collateral held is monitored daily and further collateral calls made to bring the level of cash held and the market value of collateral in line with the loan balance.

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to sell or repledge the collateral held. The fair value at the balance sheet date of collateral accepted and repledged to others was as follows:

2005 £m
Fair value of securities accepted as collateral under reverse repurchase agreements and stock borrowing transactions which can be repledged or resold	248,010
Of which, fair value of securities repledged/transferred to others	203,777

23 Other assets

	2005 £m	2004 £m
Sundry debtors	3,569	3,711
Prepayments	722	467
Balances arising from off-balance sheet instruments	n/a	18,174
Accrued income	329	3,563
Other assets	4,620	25,915

Included in the above are balances of £3,734m (2004: £15,850m) expected to be recovered within no more than 12 months after the balance sheet date; and balances of £886m (2004: £10,065m) expected to be recovered more than 12 months after the balance sheet date.

Barclays PLC Annual Report 2005	155

Notes to the accounts

For the year ended 31st December 2005

24 Current and deferred tax

The components of taxes are as follows:

	2005		2004
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Current tax
United Kingdom	–	484	–	494
Overseas	–	263	–	127
Current tax	–	747	–	621
Deferred tax
United Kingdom	1,425	1,517	1,157	1,199
Overseas	284	206	231	163
Deferred tax	1,709	1,723	1,388	1,362
Deferred taxes are calculated on all temporary differences under the liability method. The movement on the deferred tax account is as follows:
			2005 £m	2004 £m
At beginning of year(a)			244	91
Income statement charge			85	(87)
Equity
Available for sale investments			10	n/a
Cash flow hedges			(112)	n/a
Share-based payments			101	–
Other equity movements			(24)	–
Acquisitions and disposals			(199)	5
Exchange and other adjustments			(119)	17
At end of year			(14)	26

Note

(a)  The 2005 opening balance has been adjusted to reflect the application of IAS 32, IAS 39 and IFRS 4.

156	Barclays PLC Annual Report 2005

24 Current and deferred tax (continued)

Deferred tax assets and liabilities are attributable to the following items:

	2005 £m	2004 £m
Deferred tax liabilities
Accelerated tax depreciation	883	1,075
Available for sale investments	119	n/a
Cash flow hedges	138	n/a
Other	583	287
Deferred tax liabilities	1,723	1,362
Deferred tax assets
Pensions and other retirement benefits	609	590
Allowance for impairment on loans/provision for bad and doubtful debts	41	39
Other provisions	342	332
Cash flow hedges	44	n/a
Tax losses carried forward	26	25
Share-based payments	232	–
Other	415	402
Deferred tax assets	1,709	1,388
Net deferred tax (liability)/asset	(14)	26

Disclosed as deferred tax liabilities	700	1,362
Disclosed as deferred tax assets	686	1,388
Net deferred tax (liability)/asset	(14)	26

Deferred tax assets and liabilities are offset if, and only if, there is a legally enforceable right to set off and the balances relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities within the same tax group where there is the intention and ability to settle on a net basis or realise the assets and liabilities simultaneously.

The amount of deferred tax liability expected to be settled after more than 12 months is £982m (2004: £776m).

The amount of deferred tax asset expected to be recovered after more than 12 months is £1,686m (2004: £1,370m).

The deferred tax assets balance includes £27m (2004: £169m) which is the excess deferred tax assets over deferred tax liabilities in entities which have suffered a loss in either the current or prior year. This is based on management assessment that it is probable that the relevant entities will have taxable profits against which the temporary differences can be utilised.

The deferred tax charge/(credit) in the income statement comprises the following temporary differences:

	2005 £m	2004 £m
Accelerated tax depreciation	130	138
Pensions and other retirement benefits	39	41
Allowance for impairment on loans/provision for bad and doubtful debts	(1)	(29)
Other provisions	(133)	(141)
Tax losses carry forward	(20)	(23)
Available for sale investments	(52)	n/a
Cash flow hedges	1	n/a
Share-based payments	(115)	3
Other	66	98
Total	(85)	87

Barclays PLC Annual Report 2005	157

Notes to the accounts

For the year ended 31st December 2005

24 Current and deferred tax (continued)

Deferred tax assets have not been recognised in respect of the following items:

	2005 £m	2004 £m
Deductible temporary differences	340	–
Unused tax losses	363	17
Unused tax credits	24	18

The following tax losses expire: £10m in 2006; £8m in 2006-2008; and £78m in 2023-2025. The other tax losses, tax credits and temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits.

The amount of temporary differences associated with investments in subsidiaries, branches, associates and joint ventures for which deferred tax liabilities have not been recognised is £2,126m (2004: £1,888m).

25 Insurance assets and liabilities

Insurance assets including unit-linked assets

Insurance assets, including assets held to cover linked and non-linked liabilities under UK GAAP at 31st December 2004, comprise the following:

	2005 £m	2004 £m
Reinsurers’ share of provisions	114	109
Assets held to cover linked liabilities	–	5,870
Assets held to cover non-linked liabilities	–	2,597
Insurance assets including unit-linked assets	114	8,576

Reinsurance assets relate principally to the Group’s long-term business. Reinsurers’ share of provisions relating to the Group’s short-term business are £15m (2004: £nil).

Of the reinsurers’ share of provisions above, £99m (2004: £109m) is expected to be recovered after more than one year.

From 1st January 2005, assets held to cover linked and non-linked insurance liabilities have been combined with other financial assets held by the Group in the appropriate balance sheet heading.

Insurance contract liabilities including unit-linked liabilities

Insurance liabilities comprise the following:

	2005 £m	2004 £m
Insurance contract liabilities:
– linked liabilities	1,532	5,821
– non-linked liabilities	2,187	2,520
Provision for claims	48	36
Insurance contract liabilities including unit-linked liabilities	3,767	8,377

Insurance contract liabilities relate principally to the Group’s long-term business. Insurance contract liabilities associated with the Group’s short-term non-life business are £133m (2004: £48m).

In 2004, liabilities on products now classified as investment contracts under IAS 39 were reported within insurance liabilities above. In 2005 these are reported in liabilities arising from investment contracts.

158	Barclays PLC Annual Report 2005

25 Insurance assets and liabilities (continued)

Movements in insurance liabilities and reinsurance assets

Movements in insurance assets and insurance contract liabilities were as follows:

	2005
	Gross £m	Reinsurance £m	Net £m
At beginning of year	8,377	(109)	8,268
Effects of the adoption of IAS 39 and IFRS 4 (Note 62)	(4,781)	–	(4,781)
Acquisitions	252	(29)	223
Change in year	(81)	24	(57)
At end of year	3,767	(114)	3,653

Assumptions used to measure insurance liabilities

The assumptions that have the greatest effect on the measurement of the amounts recognised above, and the processes used to determine them were as follows:

Long-term business – linked and non-linked

Mortality – mortality estimates are based on standard industry and national mortality tables, adjusted where appropriate to reflect the Group’s own experience. A margin is added to ensure prudence – for example, future mortality improvements for annuity business.

Renewal expenses level and inflation – expense reserves are a small part of overall insurance liabilities, however, increases in expenses caused by unanticipated inflation or other unforeseen factors could lead to expense reserve increases. Expenses are therefore set using prudent assumptions. Initial renewal expense levels are set by considering expense forecasts for the business and where appropriate building in a margin to allow for the increasing burden of fixed costs on the UK closed life book of business. The inflation assumption is set by adding a margin to the market rate of inflation implied by index-linked gilt yields.

Short-term business

Short-term business – for single premium policies the proportion of unearned premiums is calculated based on estimates of the frequency and severity of incidents.

Changes in assumptions

Sensitivity analysis regarding changes in these assumptions are described at ‘Sensitivities’ on page 160. There have been no changes in assumptions in 2005 that have had a material effect on the financial statements.

Uncertainties associated with cash flows related to insurance contracts and risk management activities

Long-term insurance contracts (linked and non-linked)

For long-term insurance contracts where death is the insured risk, the most significant factors that could detrimentally affect the frequency and severity of claims are the incidence of disease, such as AIDS, or general changes in lifestyle, such as in eating, exercise and smoking. Where survival is the insured risk, advances in medical care and social conditions are the key factors that increase longevity.

The Group manages its exposure to risk by operating in part as a unit-linked business, prudent product design, applying strict underwriting criteria, transferring risk to reinsurers, managing claims and establishing prudent reserves.

Short-term insurance contracts

For payment protection contracts where inability to make payments under a loan contract is the insured risk, the most significant factors are the health of the policyholder and the possibility of unemployment which depends upon, among other things, long-term and short-term economic factors. The Group manages its exposure to such risks through prudent product design, efficient claims management, prudent reserving methodologies and bases, regular product, economic and market reviews and regular adequacy tests on the size of the reserves.

Absa insures property and motor vehicles, for which the most significant factors that could effect the frequency and severity of claims are climatic change and crime. Absa manages its exposure to risk by diversifying insurance risks accepted and transferring risk to reinsurers.

Barclays PLC Annual Report 2005	159

Notes to the accounts

For the year ended 31st December 2005

25 Insurance assets and liabilities (continued)

Concentration of insurance risk

The Group considers that the concentration of insurance risk that is most relevant to the Group financial statements is according to the type of cover offered and the location of insured risk. The following table shows the maximum amounts payable under all of the Group’s insurance products. It ignores the probability of insured events occuring and the contribution from investments backing the insurance policies. The table shows the location of the insured risk and the broad product types; before and after the impact of reinsurance that represents the risk that is passed to other insurers.

	2005
	Before reinsurance £m	Reinsurance £m	After reinsurance £m
Total benefits insured by product type
Long-term insurance contracts	28,877	(12,128)	16,749
Short-term insurance contracts	57,049	(753)	56,296
Total benefits insured	85,926	(12,881)	73,045

	2005
	Before reinsurance £m	Reinsurance £m	After reinsurance £m
Total benefits insured by geographic location
UK	28,687	(8,697)	19,990
Europe	5,418	(2,981)	2,437
Africa	51,821	(1,203)	50,618
Total benefits insured	85,926	(12,881)	73,045

Credit risk

For the long-term business, reinsurance programmes are in place to restrict the amount of cover to any single life. The reinsurance cover is spread across highly rated companies to diversify the risk of reinsurer solvency. Net of insurance reserves include a margin to reflect reinsurer credit risk.

Claims development

The amount and timing of claims payments is normally within one year.

Sensitivity analysis

The following table presents the sensitivity of the level of insurance contract liabilities disclosed in this note to movements in the actuarial assumptions used to calculate them. The percentage change in variable is applied to a range of existing actuarial modelling assumptions to derive the possible impact on net profit after tax. The disclosure is not intended to explain the impact of a percentage change in the insurance assets and liabilities disclosed above.

	Change in variable %	Net profit after tax impact 2005 £m
Long-term insurance contracts:
Improving mortality (annuitants only)	10	19
Worsening of mortality (assured lives only)	10	28
Worsening of base renewal expense level	20	20
Worsening of expense inflation rate	10	5
Short-term insurance contracts:
Worsening of claim expense assumptions	10	13

Any change in net profit after tax would result in a corresponding increase or decrease in shareholders’ equity.

The above analyses are based on a change in a single assumption while holding all other assumptions constant. In practice this is unlikely to occur.

160	Barclays PLC Annual Report 2005

25 Insurance assets and liabilities (continued)

Capital position statement

The Group’s total capital resources available for its life insurance businesses were as follows:

Available capital resources for life business	2005 £m	2004 £m
Total shareholders’ equity in the life business	417	276
Unallocated divisible surplus (UDS) and other sources of capital	15	–
Conversion to regulatory basis	(36)	8
Total available capital resources	396	284
Less: surplus	(207)	(154)
Capital resource requirement	189	130

Reconciliation of capital resources	2005 £m	2004 £m
Shareholder equity available for life business (see above table)	417	276
Shareholders’ equity attributed to other businesses	17,009	15,594
Total shareholders’ equity excluding minority interests	17,426	15,870
Other capital resources attributable to other businesses	19,467	13,171
Total other capital resources	19,467	13,171
Total capital resources	36,893	29,041

Capital management and constraints on the transfer of capital

Capital resource requirements are assessed at company level in accordance with local laws and regulations. However, the aim is that each life fund should be able to meet its own liabilities. In the event that this should not be the case, shareholders’ equity attributed to businesses other than life insurance are available to meet its liabilities to the extent that they could not otherwise be met. Conversely, there are some constraints in moving capital out of the life funds.

The capital management objective is to ensure that sufficient capital is in place to meet liabilities as they fall due. This is supported by risk management policies designed to manage key risks to the life business – credit risk, market risk, liquidity risk, operational risk and insurance risk. Capital management policies include requirements to:

●	Manage credit risk by adopting prudent parameters as constraints for investment managers and by diversifying reinsurance amongst a selection of well capitalised providers.

●	Hold a suitably diversified portfolio of admissible assets of a value sufficient to cover technical provisions and of a suitable currency, term, safety, and yield to ensure that cash inflows from those assets will be sufficient to meet expected cash flows from its insurance liabilities as they fall due.

Although there are a number of factors influencing the capital position of the life business, the key factors include equity risk, inflation risk, mortality shock, and morbidity shock.

Liabilities are sensitive to a downturn in the economy and the investment market, such as increased mortgage protection claims, policy lapses and surrenders at a time when it is difficult to liquidate assets. Barclays has a policy to choose assets which match the nature and the term of the liability and this policy would continue to be applied to any changes in market conditions.

Options and guarantees

The Group’s life contracts do not contain options or guarantees that could confer material risk.

Barclays PLC Annual Report 2005	161

Notes to the accounts

For the year ended 31st December 2005

26 Investment in associates and joint ventures

Share of net assets

	Associates		Joint ventures		Total
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
At beginning of year	399	370	30	58	429	428
Acquisitions as a result of business combinations	72	–	23	–	95	–
Share of results before tax	63	66	(12)	–	51	66
Share of tax	(10)	(10)	4	–	(6)	(10)
Share of post-tax results	53	56	(8)	–	45	56
Dividends paid	(23)	(15)	–	–	(23)	(15)
New investments	–	8	81	23	81	31
Disposals	(39)	(6)	(1)	(50)	(40)	(56)
Exchange and other adjustments	(35)	(14)	(6)	(1)	(41)	(15)
At end of year	427	399	119	30	546	429

Interest in FirstCaribbean International Bank
– share of gross assets	2,400	1,966
– share of gross liabilities	(2,196)	(1,728)
– goodwill	121	121
Other associates – share of net assets	102	40
Share of net assets	427	399

The fair value of the investment in FirstCaribbean International Bank, which is listed on the Barbados stock exchange, is £823m (2004: £741m). The fair value does not reflect the limited liquidity and is therefore not necessarily representative of the realisable value of the Group’s investments.

The fair value of the investment in Gabetti Holding SpA, which is listed on the Milan stock exchange, is £15m (2004: £10m).

The principal associate of Barclays is:

	Country of incorporation	Nature of business	Percentage of equity share capital held	Date of last audited accounts
FirstCaribbean International Bank	Barbados	Banking	43.7%	31/10/2005

The interest in FirstCaribbean International Bank is owned by Barclays Bank PLC. The carrying value including goodwill as at 31st December 2005 was £325m (2004: £359m).

Included within Barclays share of all associates’ assets is goodwill as follows:

Goodwill
	2005 £m	2004 £m
Cost
At beginning of year	122	120
Acquisitions and other adjustments	83	2
At end of year	205	122

162	Barclays PLC Annual Report 2005

26 Investment in associates and joint ventures (continued)

The table below provides summarised financial information of associates and joint ventures, in which the Group has an interest (the entities’ entire financial position and results of operations are presented, not Barclays share).

	2005			2004
	FirstCaribbean International Bank £m	Other associates £m	Joint ventures £m	FirstCaribbean International Bank £m	Other associates £m	Joint ventures £m
Property, plant and equipment	86	454	119	80	427	113
Financial investments	376	66	24	n/a	n/a	n/a
Trading portfolio assets	389	–	–	n/a	n/a	n/a
Debt and equity securities	n/a	n/a	n/a	575	114	–
Loans to banks and customers	4,379	1,575	393	3,624	54	217
Other assets	267	226	16	223	160	36
Total assets	5,497	2,321	552	4,502	755	366
Deposits from banks and customers	4,519	1,527	369	3,831	239	2
Trading portfolio liabilities	115	–	–	n/a	n/a	n/a
Other liabilities	270	572	188	33	237	320
Shareholders’ equity	593	222	(5)	638	279	44
Total liabilities	5,497	2,321	552	4,502	755	366
Net income	234	213	176	275	178	136
Operating expenses	(148)	(161)	(213)	(151)	(144)	(136)
Profit/(loss) before tax	86	52	(37)	124	34	–
Profit/(loss) after tax	76	37	(26)	114	22	–
The amounts included above are based on accounts made up to 31st December 2005 with the exception of FirstCaribbean International Bank and certain undertakings included within the Other associates category for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

The ability of FirstCaribbean International Bank to transfer funds to the Group is restricted by the Exchange Control Act Laws of Barbados which provides that except with the permission of the Exchange Control Authority, no person shall make any payment to, or for the credit of a person resident outside Barbados.

Other associates in 2005 includes £1,885m of assets, £1,741m of liabilities and £20m of profit after tax in associates within the Absa Group.

In addition to the above, the Group’s share of commitments and contingencies incurred in relation to its joint ventures is £1m (2004: £nil).

The Group’s share of contingent liabilities of an associate or joint venture for which it is contingently liable is £252m (2004: £190m).

In 2004 the results of FirstCaribbean International Bank included a gain of £65m on the sale of shares held in Republic Bank Limited.

Barclays PLC Annual Report 2005	163

Notes to the accounts

For the year ended 31st December 2005

27 Goodwill

	2005 £m	2004 £m
Net book value
At beginning of year	4,518	4,393
Acquisitions	1,417	135
Exchange and other adjustments	87	(10)
At end of year	6,022	4,518

Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. There was no impairment identified in 2005 (2004: £nil).

	2005 £m	2004 £m
UK Banking	2,824	2,823
Barclays Capital	–	–
Barclays Global Investors	322	171
Wealth Management	629	629
Barclaycard	418	382
International Retail and Commercial Banking	1,814	498
Head office functions and other operations	15	15
Goodwill	6,022	4,518

Goodwill is allocated to business operations. The recoverable amount of each operation’s goodwill is based on value-in-use calculations using a pre-tax cost of equity of 13.57% (2004: 12.14% – Woolwich goodwill; 2004: 13.57% – other goodwill). The principal goodwill relating to UK Banking and International Retail and Commercial Banking are Woolwich and Absa respectively.

Woolwich and Absa future cash flows are based on approved budgets and plans. Woolwich has applied a growth factor of 3% (proxy for inflation) to cash flows for the period 2009 to 2019. Absa has applied a growth rate of 8% to cash flows for the five years from 2009 to 2013 and a rate of 4% for the years from 2014 to 2019.

Both businesses justify the use of longer cash flow projections due to the long-term perspective of these businesses within the Barclays Group.

164	Barclays PLC Annual Report 2005

28 Intangible assets

	2005
	Internally generated software £m	Other software £m	Core deposit intangibles £m	Brands £m	Customer lists £m	Licences and other £m	Total £m
Cost or valuation
At 1st January 2005	138	5	–	–	36	53	232
Acquisitions as a result of business combinations	–	9	288	172	524	10	1,003
Additions	68	23	–	–	–	82	173
Exchange and other adjustments	(18)	6	18	11	22	(6)	33
At 31st December 2005	188	43	306	183	582	139	1,441
Accumulated amortisation and impairment
At 1st January 2005	(84)	(3)	–	–	(2)	(4)	(93)
Amortisation charge for year	(20)	(3)	(7)	(9)	(27)	(13)	(79)
Impairment charge	(5)	(3)	–	–	–	(1)	(9)
Exchange and other adjustments	19	(9)	–	–	–	(1)	9
At 31st December 2005	(90)	(18)	(7)	(9)	(29)	(19)	(172)
Net book value	98	25	299	174	553	120	1,269

	2004
	Internally generated software £m	Other software £m	Core deposit intangibles £m	Brands £m	Customer lists £m	Licences and other £m	Total £m
Cost or valuation
At 1st January 2004	111	–	–	–	–	15	126
Acquisitions/disposals as a result of business combinations	–	3	–	–	–	–	3
Additions	47	2	–	–	36	38	123
Exchange and other adjustments	(20)	–	–	–	–	–	(20)
At 31st December 2004	138	5	–	–	36	53	232
Accumulated amortisation and impairment
At 1st January 2004	(61)	–	–	–	–	(1)	(62)
Amortisation charge for year	(19)	–	–	–	–	(3)	(22)
Impairment charge	(9)	–	–	–	–	–	(9)
Exchange and other adjustments	5	(3)	–	–	(2)	–	–
At 31st December 2004	(84)	(3)	–	–	(2)	(4)	(93)
Net book value	54	2	–	–	34	49	139

The Group recognised £991m of intangible assets in relation to the Absa acquisition. The Absa brand has a carrying value of £174m as at 31st December 2005 and is being amortised over a period of ten years.

The discount rate used in the intangible asset valuations for Absa was based on the cost of equity adjusted for risk and ranges from 13.7% to 16.1%. In the case of brands, the pre-tax royalty rates were estimated to be 1.5% based on similar financial services transactions, information about marketing expenditure on the brands and consideration of the unique factors relating to the brand that third parties would consider. Cash flows for customer lists were based on historic revenues and customer numbers adjusted for expected attrition and taking account of applicable costs to determine expected margins. These margins varied, depending on the nature of the customer relationships. A similar approach was applied to core deposit intangibles with cash flows being calculated by charging an appropriate cost to the identified spread, on a historical margins basis. In all the calculations, the rate of tax was estimated to be 31.6% of operating profit.

Impairment charges on internally generated and other software reflect impairment of certain capitalised IT assets following a review of the future economic benefits likely to be generated by them.

Barclays had a collaborative arrangement in South Africa with Standard Bank. Following the Group’s acquisition of a majority stake in Absa, Barclaycard and Standard Bank agreed terms for Barclaycard’s exit from the arrangement leading to the impairment of the unamortised portion of the licence.

Impairment charges detailed above have been included within other operating expenses.

Barclays PLC Annual Report 2005	165

Notes to the accounts

For the year ended 31st December 2005

29 Property, plant and equipment

	2005				2004
	Property £m	Equipment £m	Operating leased assets £m	Total £m	Property £m	Equipment £m	Operating leased assets £m	Total £m
Cost
At 1st January	2,303	2,026	361	4,690	2,184	1,827	334	4,345
Acquisitions (Business combinations)	126	159	–	285	5	1	–	6
Exchange and other adjustments	(23)	24	4	5	(16)	(13)	(3)	(32)
Additions	125	463	–	588	219	312	30	561
Disposals	(80)	(130)	–	(210)	(87)	(99)	–	(186)
Fully depreciated assets written off	(1)	(1)	–	(2)	(2)	(2)	–	(4)
At 31st December	2,450	2,541	365	5,356	2,303	2,026	361	4,690
Accumulated depreciation and impairment
At 1st January	(978)	(1,429)	(1)	(2,408)	(884)	(1,338)	–	(2,222)
Acquisitions (Business combinations)	(1)	(1)	–	(2)	–	–	–
Exchange and other adjustments	28	9	(2)	35	(14)	30	–	16
Depreciation charge for year	(92)	(268)	(2)	(362)	(86)	(210)	(1)	(297)
Disposals	20	113	–	133	4	87	–	91
Fully depreciated assets written off	1	1	–	2	2	2	–	4
At 31st December	(1,022)	(1,575)	(5)	(2,602)	(978)	(1,429)	(1)	(2,408)
Net book value	1,428	966	360	2,754	1,325	597	360	2,282

Operating leased assets represent assets such as plant and equipment leased to customers under operating leases.

Of the above total cost of £5,356m, £77m (2004: £28m) is attributable to assets under finance leases.

The accumulated depreciation attributable to these leased assets for the year ended 31st December 2005 was £18m (2004: £9m).

The depreciation charge for the year attributable to these finance leases at 31st December 2005 was £14m (2004: £5m).

	2005 £m	2004 £m
Historical cost of property
At cost	2,257	2,081
Accumulated depreciation and impairment	(1,050)	(968)
Net book value	1,207	1,113

166	Barclays PLC Annual Report 2005

29 Property, plant and equipment (continued)

Commitments receivable

Where the Group acts as a lessor, with respect to operating leases, the future minimum lease payments expected to be received under non-cancellable leases at 31st December 2005 are as follows:

	2005	2004
	Plant and equipment £m	Plant and equipment £m
Not more than one year	22	24
More than one year but not more than two years	17	22
More than two years but not more than five years	14	25
More than five years	10	13
Commitments receivable	63	84

The Group acts as lessor, whereby items of plant and equipment are purchased and leased to third parties under arrangements qualifying as operating leases. The plant and equipment is generally disposed of at the end of the lease term.

30 Deposits from banks

	2005 £m	2004 £m
Repayable
on demand	13,924	9,858
no more than three months	54,620	81,214
over three months but not more than six months	2,488	5,762
over six months but not more than one year	1,168	993
over one year but not more than two years	220	1,942
over two years but not more than five years	947	1,738
over five years	1,760	9,517
Deposits from banks	75,127	111,024
By geographical area
United Kingdom	7,307	12,121
Other European Union	23,496	41,647
United States	7,418	20,139
Africa	4,192	1,160
Rest of the World	32,714	35,957
Deposits from banks	75,127	111,024

Other time deposits in the UK and United States are mostly over £50,000.

The average interest rate during 2005 for deposits by banks was 3.1% (2004: 2.4%).

For details on the effective rate of interest please refer to Note 55.

Barclays PLC Annual Report 2005	167

Notes to the accounts

For the year ended 31st December 2005

31 Customer accounts

	2005 £m	2004 £m
Repayable
on demand	144,015	106,449
no more than three months	72,590	99,656
over three months but not more than six months	9,282	2,860
over six months but not more than one year	2,606	2,391
over one year but not more than two years	2,461	918
over two years but not more than five years	2,114	1,615
over five years	5,616	3,603
Customer accounts	238,684	217,492
By geographical area
United Kingdom	153,686	137,868
Other European Union	19,038	22,190
United States	16,690	38,853
Africa	29,866	4,493
Rest of the World	19,404	14,088
Customer accounts	238,684	217,492
In offices in the United Kingdom:
Current and Demand accounts – interest free	22,980	12,509
Current and Demand accounts – interest bearing	28,416	23,599
Savings accounts	57,715	51,061
Other time deposits – retail	35,142	31,618
Other time deposits – wholesale	42,967	54,969
Total repayable in offices in the United Kingdom	187,220	173,756
In offices outside the United Kingdom:
Current and Demand accounts – interest free	2,300	1,513
Current and Demand accounts – interest bearing	20,494	3,361
Savings accounts	3,230	864
Other time deposits	25,440	37,998
Total repayable in offices outside the United Kingdom	51,464	43,736

At 31st December 2005, there were customer amounts of £35m (2004: £53m) due to associates and joint ventures.

Deposits in offices in the United Kingdom received from non-residents amounted to £33,309m (2004: £34,183m).

Other time deposits in the United Kingdom and the United States are mostly over £50,000.

For details on the effective rate of interest please refer to Note 55.

32 Financial liabilities designated at fair value

	2005
	Fair value £m	Contractual amount due on maturity £m
Financial liabilities designated at fair value	33,385	33,697

Financial liabilities designated at fair value include certain financial instruments that pay out the higher of a guaranteed amount or a notional plus a performance related amount. For these financial instruments the contractual amount due on maturity has been calculated using the guaranteed amount.

There were no significant gains or losses attributable to changes in own credit risk for financial liabilities designated at fair value in 2005 (2004: n/a).

168	Barclays PLC Annual Report 2005

33 Debt securities in issue

	2005 £m	2004 £m
Bonds and medium-term notes repayable:
within one year	6,255	4,888
over one year but not more than two years	2,297	4,797
over two years but not more than five years	5,054	3,723
over five years	7,555	2,309
Other debt securities in issue repayable:
not more than three months	54,950	48,145
over three months but not more than one year	16,563	7,525
over one year but not more than two years	2,988	2,692
over two years but not more than five years	1,332	7,086
over five years	6,334	2,677
Debt securities in issue	103,328	83,842

Debt securities in issue at 31st December 2005 included certificates of deposit of £43,109m (2004: £37,213m) and commercial paper of £28,275m (2004: £20,948m).

Debt securities in issue at 31st December 2005 included £6,798m (2004: £2,863m) raised from the securitisation of credit and charge card receivables, £6,862m (2004: £996m) raised from the securitisation of mortgages, and £4,760m (2004: £nil) raised from the securitisation of commercial loans.

The average interest rate during 2005 for commercial paper was 3.4% (2004: 1.8%) and for negotiable certificates of deposits was 3.5% (2004: 2.2%).

34 Other liabilities

	2005 £m	2004 £m
Obligation under finance leases payable:
not more than one year	99	117
over one year but not more than two years	71	100
over two years but not more than five years	109	159
more than five years	97	30
Less: Future finance charges	(87)	(53)
Net obligation under finance leases payable:	289	353
Balances arising from off-balance sheet financial instruments	n/a	18,009
Sundry creditors	6,131	3,851
Accruals and deferred income	4,711	6,820
Short positions in securities	n/a	53,903
Other liabilities	11,131	82,936
Short positions in securities comprise:
Treasury bills and other eligible bills	n/a	1,782
Debt securities – government	n/a	38,547
Debt securities – other public sector	n/a	3,186
Debt securities – other	n/a	5,392
Equity shares	n/a	4,996
Short positions in securities	n/a	53,903

Included in the above are balances of £8,998m (2004: £23,301m) expected to be settled within no more than 12 months after the balance sheet date; and balances of £2,133m (2004: £59,635m) expected to be settled more than 12 months after the balance sheet date.

Other accruals and deferred income included £113m (2004: n/a) in relation to deferred income from investment contracts and £nil (2004: n/a) in relation to deferred income from insurance contracts.

Sundry creditors in 2005 includes an amount of £903m in relation to the Absa business.

Barclays PLC Annual Report 2005	169

Notes to the accounts

For the year ended 31st December 2005

35 Undated loan capital

	Notes		2005 £m	2004 £m
Non-convertible
The Bank
6% Callable Perpetual Core Tier One Notes	(a,l	)	432	400
6.86% Callable Perpetual Core Tier One Notes ($1,000m)	(a,l	)	623	520
8.55% Step-up Callable Perpetual Reserve Capital Instruments (2004: $1,250m)			n/a	646
7.375% Step-up Callable Perpetual Reserve Capital Instruments (2004: $750m)			n/a	386
7.50% Step-up Callable Perpetual Reserve Capital Instruments (2004: €850m)			n/a	595
Junior Undated Floating Rate Notes ($121m)	(b,m	)	71	63
Undated Floating Rate Primary Capital Notes Series 1 (2004: $358m)			n/a	186
Undated Floating Rate Primary Capital Notes Series 2 (2004: $442m)			n/a	230
Undated Floating Rate Primary Capital Notes Series 3	(b,n	)	147	145
9.875% Undated Subordinated Notes	(c,o	)	319	300
9.25% Perpetual Subordinated Bonds (ex-Woolwich plc)	(d,p	)	186	180
9% Permanent Interest Bearing Capital Bonds	(e,q	)	102	100
7.125% Undated Subordinated Notes	(f,r	)	573	525
6.875% Undated Subordinated Notes	(g,s	)	670	650
6.375% Undated Subordinated Notes	(h,t	)	498	465
6.125% Undated Subordinated Notes	(i,u	)	611	550
6.5% Undated Subordinated Notes (FFr 1,000m)	(j,v	)	107	108
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	(k,w	)	23	40
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000m)	(k,w	)	35	60
Undated loan capital – non convertible			4,397	6,149

Security and subordination

None of the undated loan capital of the Bank is secured.

The Junior Undated Floating Rate Notes (the ‘Junior Notes’) rank behind the claims against the Bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital.

All other issues of the Bank’s undated loan capital rank pari passu with each other and behind the claims of the holders of the Junior Notes, except for the 6% and 6.86% Callable Perpetual Core Tier One Notes (the ‘TONs’) (such issues, excluding the TONs, being the ‘Undated Notes and Loans’).

The TONs rank behind the claims of the holders of the Undated Notes and Loans.

170	Barclays PLC Annual Report 2005

35 Undated loan capital (continued)

Interest

Notes

(a)	These TONs bear a fixed rate of interest until 2032. After that date, in the event that the TONs are not redeemed, the TONs will bear interest at rates fixed periodically in advance, based on London interbank rates.

(b)	These Notes bear interest at rates fixed periodically in advance, based on London interbank rates.

(c)	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(d)	These Notes bear a fixed rate of interest until 2021. After that date, in the event that the Notes are not redeemed, the Notes will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(e)	The interest rate on these Notes is fixed for the life of this issue.

(f)	These Notes bear a fixed rate of interest until 2020. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(g)	These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(h)	These Notes bear a fixed rate of interest until 2017. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(i)	These Notes bear a fixed rate of interest until 2027. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(j)	These Notes bear a fixed rate of interest until 2009. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

(k)	These Loans bear a fixed rate of interest until 2028 based on a US Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable, which is fixed periodically in advance based on London interbank rates. After that date, in the event that the Loans are not redeemed, the Loans will bear Yen interest rates fixed periodically in advance, based on London interbank rates.

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

No payment of principal or any interest may be made unless the Bank satisfies a specified solvency test.

The Bank may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the Financial Services Authority. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as the Bank next makes a payment of interest on the TONs, neither the Bank nor Barclays PLC may (a) declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or preference shares, or make payments of interest in respect of the Bank’s Reserve Capital Instruments and (b) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Interest payable on undated loan capital amounted to £284m (2004: £419m).

Barclays PLC Annual Report 2005	171

Notes to the accounts

For the year ended 31st December 2005

35 Undated loan capital (continued)

Repayment and conversion

Notes

(l)	These TONs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June 2032.

(m)	These Notes are repayable, at the option of the Bank, in whole or in part on any interest payment date.

(n)	These Notes are repayable, at the option of the Bank, in whole on any interest payment date.

(o)	These Notes are repayable, at the option of the Bank, in whole in 2008, or on any fifth anniversary thereafter.

(p)	These Bonds are repayable, at the option of the Bank, in whole in 2021, or on any fifth anniversary thereafter.

(q)	These Bonds are repayable, at the option of the Bank, in whole at any time.

(r)	These Notes are repayable, at the option of the Bank, in whole in 2020, or on any fifth anniversary thereafter.

(s)	These Notes are repayable, at the option of the Bank, in whole in 2015, or on any fifth anniversary thereafter.

(t)	These Notes are repayable, at the option of the Bank, in whole in 2017, or on any fifth anniversary thereafter.

(u)	These Notes are repayable at the option of the Bank, in whole in 2027, or on any fifth anniversary thereafter.

(v)	These Notes are repayable, at the option of the Bank, in whole in 2009, or on any fifth anniversary thereafter.

(w)	These Loans are repayable, at the option of the Bank, in whole in 2028, or on any fifth anniversary thereafter.

In addition, each issue of undated loan capital is repayable, at the option of the Bank, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest.

Any repayments require the prior approval of the Financial Services Authority.

All issues of undated loan capital have been made in the eurocurrency market and/or under Rule 144A, and no issues have been registered under the US Securities Act of 1933.

172	Barclays PLC Annual Report 2005

36 Dated loan capital

Dated loan capital, issued by the Bank for the development and expansion of the Group’s business and to strenghten its capital base, by Barclays Bank Spain SA (Barclays Spain), Barclays Bank of Botswana Ltd (BBB) and Barclays Bank Zambia PLC (Barclays Zambia) to enhance their respective capital bases and by Absa for general corporates purposes, comprise:

	Notes	2005 £m	2004 £m
Non-convertible
The Bank
Floating Rate Subordinated Notes 2005 (2004: €115m)		–	81
Floating Rate Subordinated Notes 2005 (2004: €300m)		–	212
Floating Rate Unsecured Capital Loan Stock 2006	(b,n,o)	2	3
7.4% Subordinated Notes 2009 ($400m)	(a)	233	208
Subordinated Fixed to CMS-Linked Notes 2009 (€31m)	(b)	21	22
12% Unsecured Capital Loan Stock 2010	(a)	26	25
Floating Rate Subordinated Step-up Callable Notes 2011 ($100m)	(b,n)	58	52
Floating Rate Subordinated Step-up Callable Notes 2011 ($125m)	(b,n)	73	65
Floating Rate Subordinated Notes 2011 ($400m)	(b,n)	235	208
5.75% Subordinated Notes 2011 (€1,000m)	(a)	783	708
5.25% Subordinated Notes 2011 (€250m) (ex-Woolwich plc)	(a)	200	169
Fixed/Floating Rate Subordinated Notes 2011 (Yen 5,000m)	(d,n)	25	25
Floating Rate Subordinated Notes 2012	(b,n)	298	300
Callable Subordinated Floating Rate Notes 2012	(b,n)	44	44
Step-up Callable Floating Rate Subordinated Bonds 2012 (ex-Woolwich plc)	(b,n)	150	148
Callable Subordinated Floating Rate Notes 2012 ($150m)	(b,n)	88	78
Floating Rate Subordinated Notes 2012 ($100m)	(b,n)	58	52
Capped Floating Rate Subordinated Notes 2012 ($100m)	(b,n)	58	52
Floating Rate Subordinated Notes 2013 ($1,000m)	(b,n)	585	551
5.015% Subordinated Notes 2013 ( $150m)	(a)	88	78
4.875% Subordinated Notes 2013 (€750m)	(a)	565	531
5.5% Subordinated Notes 2013 (DM 500m)	(e,n)	183	181
Floating Rate Subordinated Step-up Callable Notes 2013 (Yen 5,500m)	(b,n)	27	30
Floating Rate Subordinated Notes 2013 (AU$150m)	(c,n)	65	61
5.93% Subordinated Notes 2013 (AU$100m)	(f,n)	43	40
Callable Floating Rate Subordinated Notes 2015 ($1,500m)	(b,n)	877	–
4.38% Fixed Rate Subordinated Notes 2015 ( $75m)	(a)	42	–
4.75% Fixed Rate Subordinated Notes 2015 ( $150m)	(a)	86	–
Callable Floating Rate Subordinated Notes 2017 ($500m)	(b,n)	292	–
10.125% Subordinated Notes 2017 (ex-Woolwich plc)	(k,n)	115	117
Floating Rate Subordinated Notes 2018 (€40m)	(b)	27	28
Floating Rate Subordinated Notes 2019 (€50m)	(b)	33	36
Callable Fixed/Floating Rate Subordinated Notes 2019 (€1,000m)	(l)	742	708
9.5% Subordinated Bonds 2021 (ex-Woolwich plc)	(a)	297	254
Subordinated Floating Rate Notes 2021 (€100m)	(b)	67	71
Subordinated Floating Rate Notes 2022 (€50m)	(b)	34	36
Subordinated Floating Rate Notes 2023 (€50m)	(b)	34	36
5.75% Fixed Rate Subordinated Notes 2026	(a)	631	600
5.4% Reverse Dual Currency Subordinated Loan 2027 (Yen 15,000m)	(m)	46	75
6.33% Subordinated Notes 2032	(a)	55	50
Subordinated Floating Rate Notes 2040 (€100m)	(b)	69	71
Barclays Bank SA, Spain (Barclays Spain)
Subordinated Floating Rate Capital Notes 2007 (2004: €60m)		–	42
Subordinated Floating Rate Capital Notes 2009 (2004: €42m)		–	30
Subordinated Floating Rate Capital Notes 2011 (€50m)	(b)	27	35
Absa
14.25% Subordinated Callable Notes 2014 (ZAR 3,100m)	(g,n)	318	–
10.75% Subordinated Callable Notes 2015 (ZAR 1,100m)	(h,n)	113	–
Subordinated Callable Notes 2015 (ZAR 400m)	(i,n)	41	–
8.75% Subordinated Callable Notes 2017 (ZAR 1,500m)	(j,n)	174	–
Dated loan capital – non-convertible		8,028	6,113

Barclays PLC Annual Report 2005	173

Notes to the accounts

For the year ended 31st December 2005

36 Dated loan capital (continued)

	Notes	2005 £m	2004 £m
Convertible
Barclays Bank of Botswana (BBB)
Subordinated Unsecured Floating Rate Capital Notes 2014 (BWP 100m)	(n,p)	11	12
Barclays Bank Zambia PLC (Barclays Zambia)
Subordinated Unsecured Floating Rate Capital Notes 2015 (ZMK 30bn)	(n,q)	5	3
Absa
Redeemable cumulative option-holding preference shares (ZAR 147m)	(r)	22	–
Total convertible		38	15
Repayable
not more than one year		2	296
over one year but not more than five years		302	302
over five years		7,762	5,530
Total repayable		8,066	6,128

None of the Group’s dated loan capital is secured. The debt obligations of the Bank, Barclays Spain, BBB, Barclays Zambia and Absa rank ahead of the interests of holders of their equity. Dated loan capital of the Bank, Barclays Spain, BBB, Barclays Zambia and Absa has been issued on the basis that the claims there under are subordinated to the respective claims of their depositors and other unsecured unsubordinated creditors.

Interest

Notes

(a)	The interest rates on these Notes are fixed for the life of those issues.

(b)	These Notes bear interest at rates fixed periodically in advance based on London or European interbank rates.

(c)	These Notes bear interest at rates fixed periodically in advance based on Sydney Bill of exchange rates.

(d)	These Notes bear a fixed rate of interest until 2006. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.

(e)	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.

(f)	These Notes bear a fixed rate of interest until 2008. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Sydney Bill of exchange rates.

(g)	These Notes bear a fixed rate of interest until 2009. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference rate for a further period of five years.

(h)	These Notes bear a fixed rate of interest until 2010. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

(i)	These Notes bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

(j)	These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

(k)	These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

(l)	These Notes bear a fixed rate of interest until 2014. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

(m)	This Loan bears a fixed rate of interest based on a US Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable which is fixed periodically in advance based on London interbank rates.

(n)	Repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole.

(o)	Holders of these Notes have certain rights to call for the redemption of their holdings.

(p)	These Notes bear interest at rates fixed periodically in advance based on the Bank of Botswana Certificate Rate. All of these Notes will be compulsorily converted to Preference Shares of BBB, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should BBB experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

(q)	These Notes bear interest at rates fixed periodically in advance based on the Bank of Zambia Treasury Bill rate. All of these Notes will be compulsorily converted to Preference Shares of Barclays Zambia, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should Barclays Zambia experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

(r)	The dividends are compounded and payable semi-annually in arrears on 30th September and 31st March of each year. The shares were issued by Absa Group Limited on 1st July 2004 and the redemption dates commence on the first business day after the third anniversary of the date of issue of the redeemable preference shares and ending on the fifth anniversary of the date of issue. Such exercise and notice will be deemed to be effective only on the option exercise dates, being 1st March, 1st June, 1st September or 1st December of each year. The shares are convertible into ordinary shares at the option of the preference shareholders on the redemption dates in lots of 100.

Interest payable on loan capital with a final maturity within five years amounted to £20.3m (2004: £23.8m).

174	Barclays PLC Annual Report 2005

36 Dated loan capital (continued)

The 7.4% Subordinated Notes 2009 (the ‘7.4% Notes’) issued by the Bank have been registered under the US Securities Act of 1933. All other issues of dated loan capital by the Bank, Barclays Spain, BBB, Barclays Zambia and Absa, which were made in non-US markets, have not been so registered. With respect to the 7.4% Notes, the Bank is not obliged to make (i) a payment of interest on any interest payment date unless a dividend is paid on any class of share capital and (ii) a payment of principal until six months after the respective maturity date with respect to such Notes.

Repayment terms

Unless otherwise indicated, the Group’s dated loan capital outstanding at 31st December 2005 is redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, in the case of BBB and Barclays Zambia to certain changes in legislation or regulations.

Any repayments prior to maturity require in the case of the Bank, the prior approval of the Financial Services Authority, in the case of BBB, the prior approval of the Bank of Botswana, in the case of Barclays Zambia, the prior approval of the Bank of Zambia, and in the case of Absa, the prior approval of the South African Registrar of Banks.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

37 Other provisions for liabilities

	Onerous contracts £m	Customer loyalty provisions £m	Redundancy and restructuring £m	Undrawn contractually committed facilities and guarantees provided £m	Sundry provisions £m	Total £m
At 1st January 2005	39	n/a	97	55	212	403
Acquisitions and disposals of subsidiaries	–	n/a	–	–	51	51
Exchange	–	n/a	–	–	7	7
Additions	63	n/a	196	20	170	449
Amounts used	(27)	n/a	(178)	–	(104)	(309)
Unused amounts reversed	–	n/a	(41)	(20)	(27)	(88)
Amortisation of discount	4	n/a	–	–	–	4
At 31st December 2005	79	n/a	74	55	309	517
At 1st January 2004	23	32	64	82	179	380
Acquisitions and disposals of subsidiaries	–	–	(3)	–	–	(3)
Exchange	4	–	(8)	–	(6)	(10)
Additions	25	12	337	11	187	572
Amounts used	(11)	(32)	(222)	(38)	(100)	(403)
Unused amounts reversed	(3)	–	(71)	–	(47)	(121)
Amortisation of discount	1	–	–	–	–	1
At 31st December 2004	39	12	97	55	213	416

As at 1st January 2005, the customer loyalty provision has been reclassified to other liabilities.

Other provisions for liabilities expected to be recovered or settled within no more than 12 months after 31st December 2005 was £360m (2004: £297m).

Sundry provisions are made with respect to commission clawbacks, warranties and litigation claims.

The Group has a restructuring programme, largely focused on activities within the UK, which involve the reshaping of the Group’s operations through the centralisation of core processes, application of new technologies, and reduction of workforce. It is anticipated that the majority of the remaining provision will be utilised in 2006.

Barclays PLC Annual Report 2005	175

Notes to the accounts

For the year ended 31st December 2005

38 Retirement benefit obligations

Pension schemes

The UK Retirement Fund (UKRF), which is the main scheme of the Group comprises five sections.

The 1964 Pension Scheme

Most employees recruited before July 1997 are members of this non-contributory defined benefit scheme. Pensions are calculated by reference to service and pensionable salary and are normally subject to a deduction from State pension age.

The Retirement Investment Scheme (RIS)

A defined contribution plan for most joiners between July 1997 and 1st October 2003. Between 5.5% and 13.5% of pensionable pay is credited to members’ retirement accounts in addition to contributions paid by the members themselves; precise amounts are dependent upon each member’s age and contribution decision. This was closed to new entrants on 1st October 2003 and the large majority of existing members of the RIS transferred to afterwork in respect of future benefit accrual with effect from 1st January 2004. There are now no longer any active members of the RIS.

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

In addition to the UKRF, there are other defined benefit and defined contribution schemes in the UK and overseas.

Acquisition of Absa

Employees are members of the Absa Group Pension Fund, which has a defined benefit and a defined contribution structure. The defined benefit structure was closed to new entrants on 31st March 1997 with most members transferring to the defined contribution structure.

The IAS 19 pension surplus of the scheme as at 31st December 2005 was £90m. A net IAS 19 liability of £nil has been recognised on the balance sheet (consisting of £335m defined benefit obligation and £335m fair value of plan assets). These balances are not recognised in the financial statements of the Absa Group Limited in accordance with South African legislative requirements.

The following tables present an analysis of defined benefit obligation and fair value of plan assets for all the Group’s pension schemes and post-retirement benefits (the latter are unfunded) and present the amounts recognised in the income statement including those related to post-retirement healthcare.

	2005			2004
	Pensions £m	Other post- retirement benefits £m	Total £m	Pensions £m	Other post- retirement benefits £m	Total £m
Staff cost charge
Current service cost	348	22	370	330	20	350
Interest cost	853	4	857	772	6	778
Expected return on scheme assets	(898)	–	(898)	(834)	–	(834)
Recognised actuarial loss	4	–	4	–	3	3
Past service cost	13	1	14	1	–	1
Curtailment or settlements	(49)	–	(49)	(34)	–	(34)
Total included in staff costs	271	27	298	235	29	264

Staff costs are included in other operating expenses.

176	Barclays PLC Annual Report 2005

38 Retirement benefit obligations (continued)

Change in benefit obligation

	2005					2004
	Pensions		Post-retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m
Benefit obligation at beginning of year	(15,494)	(522)	(80)	(65)	(16,161)	(13,721)	(521)	(62)	(62)	(14,366)
Current service cost	(332)	(16)	(18)	(4)	(370)	(316)	(14)	(18)	(2)	(350)
Interest cost	(822)	(31)	(3)	(1)	(857)	(742)	(30)	(2)	(4)	(778)
Past service cost	(12)	(1)	–	(1)	(14)	(1)	–	–	–	(1)
Curtailments or settlements	58	3	–	–	61	23	17	–	–	40
Actuarial (loss)/gain	(2,024)	(28)	(18)	(4)	(2,074)	(1,189)	(56)	(15)	(6)	(1,266)
Contributions by plan participants	(13)	(2)	–	–	(15)	(10)	(1)	–	–	(11)
Benefits paid	490	24	16	5	535	462	21	17	5	505
Business combinations	–	(335)	–	–	(335)	–	–	–	–	–
Exchange and other adjustments	–	(30)	–	(9)	(39)	–	62	–	4	66
Benefit obligation at end of year	(18,149)	(938)	(103)	(79)	(19,269)	(15,494)	(522)	(80)	(65)	(16,161)

The UKRF deficit measured using the IAS 19 assumptions has increased over the year from £2.2bn at 31st December 2004 to £2.5bn at 31st December 2005. The increased UKRF deficit is primarily attributable to the decrease in the discount rate reflecting the fall in AA corporate bond yields over the period. This change in assumptions had the effect of increasing liabilities measured for IAS 19 purposes a little under £2bn which more than offset the £354m contribution and strong investment returns achieved over the year.

The actuarial funding position of the UKRF as at 31st December 2005, estimated from the formal triennial valuation in 2004, was a surplus of £900m (2004: deficit of £50m).

Change in plan assets

	2005					2004
	Pensions		Post-retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m
Fair value of plan assets at beginning of the year	13,261	436	–	–	13,697	12,103	441	–	–	12,544
Expected return on plan assets	867	31	–	–	898	805	29	–	–	834
Employer contribution	358	11	1	3	373	263	11	1	4	279
Settlements	(7)	–	–	–	(7)	–	–	–	–	–
Contributions by plan participants	13	2	–	–	15	10	1	–	–	11
Actuarial gain/(loss)	1,599	2	–	–	1,601	570	9	–	–	579
Benefits paid	(490)	(24)	(1)	(3)	(518)	(462)	(21)	(1)	(4)	(488)
Business combinations	–	335	–	–	335	–	–	–	–	–
Exchange and other adjustments	(30)	26	–	–	(4)	(28)	(34)	–	–	(62)
Fair value of plan assets at the end of the year	15,571	819	–	–	16,390	13,261	436	–	–	13,697

The benefit obligation arises from plans that are wholly unfunded and wholly or partly funded as follows:

	2005 £m	2004 £m
Unfunded obligations	(224)	(183)
Wholly or partly funded obligations	(19,045)	(15,978)
Total	(19,269)	(16,161)

Barclays PLC Annual Report 2005	177

Notes to the accounts

For the year ended 31st December 2005

38 Retirement benefit obligations (continued)

The pension and post-retirement benefits assets and liabilities recognised on the balance sheet are as follows:

	2005					2004
	Pensions		Post-retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m
Benefit obligation at end of period	(18,149)	(938)	(103)	(79)	(19,269)	(15,494)	(522)	(80)	(65)	(16,161)
Fair value of plan assets at end of period	15,571	819	–	–	16,390	13,261	436	–	–	13,697
Net obligation	(2,578)	(119)	(103)	(79)	(2,879)	(2,233)	(86)	(80)	(65)	(2,464)
Unrecognised actuarial losses	1,039	63	29	11	1,142	619	41	11	7	678
Unrecognised past service cost	–	–	–	–	–	–	–	–	–	–
Other unrecognised amounts	–	–	–	–	–	–	–	–	–	–
Net recognised liability	(1,539)	(56)	(74)	(68)	(1,737)	(1,614)	(45)	(69)	(58)	(1,786)
Recognised assets	52	34	–	–	86	49	30	–	–	79
Recognised liability	(1,591)	(90)	(74)	(68)	(1,823)	(1,663)	(75)	(69)	(58)	(1,865)
Net recognised liability	(1,539)	(56)	(74)	(68)	(1,737)	(1,614)	(45)	(69)	(58)	(1,786)

The Group is expected to pay contributions of approximately £350m to UK schemes and £15m to overseas schemes next year.

The assets of all the funded plans are held independently of the Group’s assets in separate trustee administered funds. Defined benefit schemes are valued by independent actuaries for accounting purposes using the projected unit credit method every year. The latest actuarial valuations were carried out as at 31st December 2005 using the following assumptions:

	UK schemes		Overseas schemes
	2005 % p.a.	2004 % p.a.	2005 % p.a.	2004 % p.a.
Discount rate	4.8	5.4	1.0-25.0	1.5-24.5
Expected return on plan assets	5.3-7.1	5.3-7.3	0.8-25.0	0.8-25.5
Rate of increase in salaries	4.3	4.3	2.2-22.0	2.2-18.0
Rate of increase for pensions in payment and deferred pensions	2.75	2.75	0.0-17.0	0.0-13.0
Initial health care inflation	10.0	10.0	7.5-11.0	7.5-11.0
Long-term health care inflation	5.0	5.0	5.0-7.5	5.0-7.5

The overseas health care inflation assumptions relate to the US and Mauritius.

Mortality assumptions

The post-retirement mortality assumptions used in valuing the liabilities of the UKRF were based on the standard tables PA92 as published by the Institute and Faculty of Actuaries. These were then adjusted in line with both current industry experience and the actual experience of the UKRF’s own pensioners relative to the standard table. On this basis, the life expectancy assumed at 31st December 2005 for a male pensioner then aged 60 was 25.8 years and for a female pensioner then aged 60 was 29.5 years. Based on the assumed mortality improvements, by 31st December 2025 the life expectancy for a male pensioner then aged 60 will have increased to 27.1 years and for a female then aged 60 years will have increased to 30.6 years.

178	Barclays PLC Annual Report 2005

38 Retirement benefit obligations (continued)

The value of the assets of the schemes and their percentage in relation to total scheme assets at 31st December 2005 and 31st December 2004 were as follows:

	2005						2004
	UK schemes		Overseas schemes		Total		UK schemes		Overseas schemes		Total
	Value £m	% of total fair value of scheme assets	Value £m	% of total fair value of scheme assets	Value £m	% of total fair value of scheme assets	Value £m	% of total fair value of scheme assets	Value £m	% of total fair value of scheme assets	Value £m	% of total fair value of scheme assets
United Kingdom equities	2,782	17.9	13	1.6	2,795	17.1	2,619	19.7	12	2.7	2,631	19.2
US equities	1,734	11.1	90	11.0	1,824	11.1	1,523	11.5	83	18.9	1,606	11.7
Other equities	3,007	19.3	228	27.8	3,235	19.7	2,399	18.1	83	18.9	2,482	18.1
United Kingdom corporate bonds	1,827	11.7	–	–	1,827	11.1	1,621	12.2	–	–	1,621	11.8
United Kingdom fixed interest gilts	212	1.4	–	–	212	1.3	117	0.9	–	–	117	0.9
United Kingdom index-linked gilts	2,517	16.2	–	–	2,517	15.4	2,325	17.5	–	–	2,325	17.0
Derivatives(a)	282	1.8	10	1.2	292	1.8	157	1.2	–	–	157	1.1
Property	1,678	10.8	16	2.0	1,694	10.3	1,409	10.6	14	3.2	1,423	10.4
US debt fund	–	–	37	4.5	37	0.2	–	–	–	–	–	–
US treasury stock	100	0.6	47	5.7	147	0.9	91	0.7	–	–	91	0.7
Other overseas bonds and government stock	799	5.1	259	31.7	1,058	6.5	717	5.4	120	27.8	837	6.1
Cash	474	3.0	33	4.0	507	3.1	275	2.1	35	8.0	310	2.3
Other	159	1.1	86	10.5	245	1.5	8	0.1	89	20.5	97	0.7
Fair value of plan assets(b)	15,571	100	819	100	16,390	100	13,261	100	436	100	13,697	100

Amounts included in the fair value of plan assets include £4m (2004: £5m) relating to shares in Barclays Group, £1m (2004: £1m) relating to bonds issued by the Barclays Group, and £5m (2004: £5m) relating to property occupied by Group companies.

The expected return on assets is determined by calculating a total return estimate based on weighted average estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as inflation, credit spreads and equity risk premiums.

The actual return on plan assets was £2,499m (2004: £1,413m).

The experience adjustments arising on plan liabilities and plan assets is as follows:

	UK schemes		Overseas schemes		Total
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Fair value of plan assets	15,571	13,261	819	436	16,390	13,697
Present value of obligations	(18,252)	(15,574)	(1,017)	(587)	(19,269)	(16,161)
Net deficit in the plans	(2,681)	(2,313)	(198)	(151)	(2,879)	(2,464)
Actuarial losses
– arising on benefit obligation	(2,042)	(1,204)	(32)	(62)	(2,074)	(1,266)
– arising on benefit obligation (% plan liabilities)	11%	8%	3%	11%	11%	8%
Actuarial gains
– arising on plan assets	1,599	570	2	9	1,601	579
– arising on plan assets (% of plan assets)	10%	4%	–	2%	10%	4%

Post-retirement health care

A one percentage point change in assumed health care trend rates, assuming all other assumptions remain constant would have the following effects for 2005:

	1% increase £m	1% decrease £m
Effect on total of service and interest cost components	(0.8)	0.6
Effect on post-retirement benefit obligation	20.5	(25.0)

Notes

(a)	In certain circumstances, derivatives (mainly total return swaps) are used to derive changes in investment strategy in advance of the sales and purchases of assets in accordance with the Scheme’s investment strategy. The percentage of fair value of Scheme assets is based on the derivatives together with their related underlying asset, where necessary to reflect the investment strategy of the scheme.

(b)	Excludes £512m (2004: £375m) representing the money purchase assets of the UKRF.

Barclays PLC Annual Report 2005	179

Notes to the accounts

For the year ended 31st December 2005

39 Ordinary shares and share premium

	Number of shares m	Ordinary share £m	Share premium £m	Total £m
At 1st January 2004	6,563	1,642	5,417	7,059
Issued to staff under the SAYE Share Option Scheme	24	6	82	88
Issued under the Incentive Share Option Plan	5	1	18	19
Issued under the Woolwich ESOP Scheme	2	–	7	7
Repurchase of shares	(140)	(35)	–	(35)
At 31st December 2004	6,454	1,614	5,524	7,138
Issued to staff under the SAYE Share Option Scheme	26	6	79	85
Issued under the Incentive Share Option Plan	8	2	39	41
Issued under the Executive Share Option Scheme	2	1	8	9
At 31st December 2005	6,490	1,623	5,650	7,273

The authorised share capital of Barclays PLC is £2,500m, (2004: £2,500m), comprising 9,996 million (2004: 9,996 million) ordinary shares of 25p each and 1 million (2004: 1 million) staff shares of £1 each. All issued shares are fully paid.

Called up share capital, allotted and fully paid	2005 £m	2004 £m
Ordinary shares:
At beginning of year	1,613	1,641
Issued to staff under the SAYE Share Option Scheme	6	6
Issued under Incentive Share Option Plan	2	1
Issued under Woolwich Executive Share Option Plan	1	–
Repurchase of shares	–	(35)
At end of year	1,622	1,613
Staff shares	1	1
Total	1,623	1,614

Share repurchase

No share repurchases were made during the year (2004: £140m).

At the 2005 AGM on 28th April, Barclays PLC was authorised to repurchase 968,600,800 of its ordinary shares of 25p. The authorisation is effective until the AGM in 2006.

Shares under option

The Group has six current schemes that give employees rights to subscribe for shares in Group companies. A summary of the key terms of each scheme are included in Note 53.

At 31st December 2005, 85.7 million (2004: 97.3 million) options were outstanding under the terms of the SAYE Share Option Scheme, nil (2004: 0.2 million) options were outstanding under the terms of the Woolwich SAYE Scheme, 2.6 million (2004: 4.5 million) options were outstanding under the terms of the Executive Share Option Scheme, 1.3 million (2004: 2.3 million) options were outstanding under the terms of the Woolwich ESOP and 105 million (2004: 137.9 million) options were outstanding under the terms of the Incentive Share Option Plan, enabling certain Directors and members of staff to subscribe for ordinary shares between 2006 and 2015 at prices ranging from 176p to 562p.

In addition to the above, the independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (ESAS Trust), established by Barclays Bank PLC in 1996, operates the Executive Share Award Scheme (ESAS). ESAS is a deferred share bonus plan for employees of the Group. The key terms of ESAS are described in Note 53. The independent trustees of the ESAS Trust make awards of Barclays shares and grant options over Barclays shares to beneficiaries of the ESAS Trust. Beneficiaries of the ESAS Trust include employees and former employees of the Barclays Group.

The independent trustee of the Barclays Group (PSP & ESOS) Employees’ Benefit Trust (PSP Trust), established by Barclays Bank PLC in 1996, operates the Performance Share Plan (PSP) and may satisfy awards under the Executive Share Option Scheme (ESOS). No awards have been made under this trust since 1999. All awards are in the form of options over Barclays shares.

The total number of Barclays shares held in Group employee benefit trusts at 31st December 2005 was 148 million (2004: 115 million). Dividend rights have been waived on nil (2004: 1.6 million) of these shares. The total market value of the shares held in trust based on the year-end share price of £6.11 (2004: £5.86) was £904m (2004: £674m). As at 31st December 2005, options over 9.5 million (2004: 10.1 million) of the total shares held in the trusts were exercisable.

180	Barclays PLC Annual Report 2005

39 Ordinary shares and share premium (continued)

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

At 31st December 2005, 5.4 million (2004: 7.6 million) options were outstanding under the terms of the BGI EOP (which would represent a 5.6% interest if exercised), enabling certain management personnel to subscribe for shares in Barclays Global Investors UK Holdings Limited between 2006 and 2015 at prices between £6.11 and £56.94. One year following the exercise of the option, the shareholder has the right to offer to sell the shares to Barclays Bank PLC. Barclays Bank PLC may accept the offer and purchase the shares at the most recent agreed valuation. The most recently agreed valuation at 30th June 2005 was £56.94 (2004: £32.10). Employees in BGI own 12.1% of the shares in Barclays Global Investors UK Holdings Limited (2004: 11.1%).

If all the current options were exercised, £137.5m (2004: £96.5m) would be subscribed. At the most recently agreed valuation these shares would be valued at £309.9m, resulting in a gain of £172.4m to the option holders if these shares were sold at this price. Since the scheme was introduced, options over 17.1 million (2004: 12.7 million) shares have been exercised, of which 11 million are still held by employees and represent a minority interest in the Group.

At 31st December 2005, there were 25.1 million, 5.4 million and 73.2 million options granted over Absa Group Limited shares under the Absa Group Limited Share Incentive Trust, Absa Group Limited Share Ownership Trust, Absa Group Limited Black Economic Empowerment Scheme respectively.

40 Revaluation reserves, retained earnings and other reserves

Revaluation reserves

	Available for sale reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Total £m
At 1st January 2005	314	302	(58)	558
Net losses from changes in fair value	(250)	(51)	–	(301)
Gains transferred to net profit	(120)	(69)	–	(189)
Currency translation differences arising during the year	–	–	214	214
Changes in insurance liabilities	(64)	–	–	(64)
Losses transferred to net profit due to fair value hedging	260	–	–	260
Tax	85	(112)	–	(27)
At 31st December 2005	225	70	156	451

Translation reserve £m
At 1st January 2004	–
Currency translation differences arising during the year	(58)
At 31st December 2004	(58)

The translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of instruments that have qualified as hedges of net investments.

The cash flow hedging reserve represents the net gains on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transaction affects profit or loss.

The available for sale reserve represents the unrealised change in the fair value of available for sale investments.

Barclays PLC Annual Report 2005	181

Notes to the accounts

For the year ended 31st December 2005

40 Revaluation reserves, retained earnings and other reserves (continued)

Retained earnings and other reserves

	Capital redemption reserve £m	Other capital reserve £m	Retained earnings £m	Treasury shares £m	Total £m
At 1st January 2005	309	617	6,784	(119)	7,591
Profit attributable to equity holders of the parent	–	–	3,447	–	3,447
Equity-settled share schemes	–	–	346	–	346
Tax on equity-settled share schemes	–	–	101	–	101
Amortisation on treasury shares/ESOP	–	–	(78)	78	–
Dividends paid	–	–	(1,581)	–	(1,581)
Purchase/sale of treasury shares	–	–	–	(140)	(140)
Other	–	–	(62)	–	(62)
At 31st December 2005	309	617	8,957	(181)	9,702
At 1st January 2004	274	617	6,774	(84)	7,581
Repurchase of ordinary shares	35	–	(699)	–	(664)
Shares issued to Quest	–	–	(1)	–	(1)
Profit attributable to equity holders of the parent	–	–	3,254	–	3,254
Equity-settled share schemes	–	–	24	–	24
Dividends paid	–	–	(1,413)	–	(1,413)
Purchase/sale of treasury shares	–	–	–	(35)	(35)
Other	–	–	44	–	44
At 31st December 2004	309	617	7,983	(119)	8,790

The capital redemption reserve and other capital reserve represent transfers from retained earnings in accordance with relevant legislation. These reserves are not distributable.

Reserves and retained earnings on 1st January 2005 have been restated for the effects of the application of IAS 32, IAS 39 and IFRS 4. See Note 62 for a description and analysis of the adjustments made.

The Treasury shares primarily relate to shares held by employee benefit trusts, to the extent that they have not yet been expensed.

The Group operates in a number of countries subject to regulations under which a local subsidiary undertaking has to maintain a minimum level of capital. The current policy of the Group is that local capital requirements are met, as far as possible, by the retention of profit. Certain countries operate exchange control regulations which limit the amount of dividends that can be remitted to non-resident shareholders. It is not possible to determine the amount of profit retained and other reserves that is restricted by these regulations, but the net profit retained of overseas subsidiaries, associates and joint ventures at 31st December 2005 totalled £3,980m (2004: £1,606m). If such overseas reserves were to be remitted, other tax liabilities, which have not been provided for in the accounts, might arise.

182	Barclays PLC Annual Report 2005

40 Revaluation reserves, retained earnings and other reserves (continued)

Retained earnings – Barclays PLC (parent company)

	Retained earnings £m	Capital redemption reserve £m	Total £m
At 1st January 2005	918	309	1,227
Net profit	2,012	–	2,012
Dividends paid	(1,612)	–	(1,612)
At 31st December 2005	1,318	309	1,627
At 1st January 2004	893	274	1,167
Repurchase of ordinary shares	(664)	–	(664)
Transfer to capital redemption reserve	(35)	35	–
Shares issued to 2003 QUEST	(1)	–	(1)
Net profit	2,138	–	2,138
Dividends paid	(1,413)	–	(1,413)
At 31st December 2004	918	309	1,227

Details of principal subsidiaries, held through Barclays Bank PLC, are shown in Note 49.

41 Minority interests

	2005 £m	2004 £m
At beginning of year(a)	3,330	283
Share of net profit	394	47
Dividend and other payments	(318)	(20)
Equity issued by subsidiaries	2,273	725
Available for sale reserve:
Net gains from changes in fair value	1	n/a
Cash flow hedges:
Net gains from changes in fair value	1	n/a
Exchange differences on translating foreign operations	86	(9)
Additions	1,281	2
Disposals	4	(124)
Other	(48)	(10)
At end of year	7,004	894

During the year, subsidiaries issued the following preference shares:

●	140,000 preference shares of nominal €100 each (Principal amount: €1.4bn; £978m) with a 4.75% dividend issued on 15th March 2005.

●	100,000 preference shares of nominal US$100 each (Principal amount: US$1.0bn; £551m) with a 6.278% dividend issued on 8th June 2005.

●	75,000 preference shares of nominal £100 each (Principal amount: £750m) with a 6% dividend issued on 22nd June 2005.

Note

(a) The 2005 opening balance has been adjusted to reflect the application of IAS 32, IAS 39 and IFRS 4.

Barclays PLC Annual Report 2005	183

Notes to the accounts

For the year ended 31st December 2005

42 Contingent liabilities and commitments

Contingent liabilities and commitments

In common with other banks, the Group conducts business involving acceptances, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties. In addition, there are other derivative financial instruments, including swaps, futures, forwards and option contracts or combinations thereof (all commonly known as derivatives), the nominal amounts of which are not reflected in the consolidated balance sheet.

Nature of instruments

An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange, which have been paid and subsequently rediscounted.

Assets are pledged as collateral for security to support the performance of a customer to third parties. As the Group will only be required to meet these obligations in the event of the customer’s default, the cash requirements of these instruments are expected to be considerably below their nominal amounts.

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

Documentary credits commit the Group to make payments to third parties, on production of documents, which are usually reimbursed immediately by customers.

The following tables summarise the nominal principal amount of contingent liabilities and commitments with off-balance sheet risk.

	2005 £m	2004 £m
Acceptances and endorsements	283	303
Assets pledged as collateral for security	38,035	30,011
Other contingent liabilities	8,825	8,245
Contingent liabilities	47,143	38,559
Documentary credits and other short-term trade related transactions	380	522
Undrawn note issuance and revolving underwriting facilities:
Forward asset purchases and forward deposits placed	43	55
Standby facilities, credit lines and other	203,362	133,474
Commitments	203,785	134,051

United Kingdom obligations to purchase goods and services

The table below gives details of the Group’s obligations to purchase goods and services at 31st December 2005:

	2005 £m	2004 £m
Less than one year	277	296
Over one year but not more than three years	361	493
Over three years but not more than five years	198	193
Over five years	40	103
Obligations payable	876	1,085

The obligations mainly relate to contracts for the provision of services such as cash management, information technology, telecommunications maintenance and sponsorship agreements.

Capital commitments

At 31st December 2005 the commitments for capital expenditure under contract amounted to £1m (2004: £2m).

184	Barclays PLC Annual Report 2005

42 Contingent liabilities and commitments (continued)

Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to futures, options and exchange memberships. The aggregate amount of secured liabilities is £105,679m (2004: £77,455m).

The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2005 £m	2004 £m
Treasury bills and other eligible bills	n/a	5,807
Trading portfolio assets	79,648	n/a
Loans and advances to banks	4,480	–
Loans and advances to customers	14,094	4,334
Available for sale investments	26,818	n/a
Debt securities	n/a	70,975
Other	55	857
Asset pledged	125,095	81,973

In addition, Barclays has pledged assets as collateral security against contingent liabilities of £38,035m (2004: £30,011m). These assets are generally pledged to support the performance of a customer to third parties. As the Group will only be required to meet these obligations in the event of the customer’s default, the cash requirement is expected to be well below the nominal amount of assets pledged.

Operating lease commitments

Commitments payable

Where the Group is the lessee the future minimum lease payment under non-cancellable building operating leases are as follows:

	2005		2004
	Property £m	Equipment £m	Property £m	Equipment £m
Less than one year	297	8	237	6
Between one to two years	271	7	213	3
Between two to three years	261	7	199	1
Between three to four years	242	2	190	–
Between four to five years	204	–	176	–
Over five years	1,672	–	1,657	–
Commitments payable	2,947	24	2,672	10

The total of future minimum sublease payments to be received under non-cancellable subleases at the balance sheet date is £246m (2004: £311m).

The Group leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payable. The Group also leases equipment under non-cancellable lease arrangements.

43 Legal proceedings

Proceedings, including a class action, have been brought in the United States against a number of defendants, including Barclays, following the collapse of Enron. In each case the claims are against groups of defendants. Barclays considers that the claims against it are without merit and is defending them vigorously. The trial of the class action claims relating to Enron is currently scheduled to begin in October 2006. A court-ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the litigation, although certain other defendants have reached settlements. In addition, in respect of investigations relating to Enron, Barclays is continuing to provide information in response to enquiries by regulatory and governmental authorities in the United States and elsewhere. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that it might have upon operating results in any particular financial period.

Barclays has been in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission’s investigation of transactions between Barclays and Enron. Barclays has also been in negotiations in the Enron bankruptcy proceedings. Barclays does not expect that the amount of any settlement with the Commission or in the bankruptcy proceedings would have a significant adverse effect on its financial position or operating results.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it, which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

Barclays PLC Annual Report 2005	185

Notes to the accounts

For the year ended 31st December 2005

44 Reconciliation of operating profit to net cash flow from operating activities

	2005 £m	2004 £m
Profit for the year before associates and joint ventures	5,229	4,477
Allowance for impairment	1,571	1,093
Depreciation and amortisation	450	328
Other provisions for liabilities and charges	356	440
Interest paid, including amounts relating to trading activities	20,965	14,464
Interest received, including amounts relating to trading activities	(28,915)	(21,076)
Net profit on disposal of investments and fixed assets	(530)	(211)
Retirement benefit obligations	298	263
Net increase in loans and advances to banks and customers	(63,177)	(42,763)
Net increase in deposits and debt securities in issue	52,982	67,447
Net increase in derivative financial instruments	841	–
Net increase in other assets	(3,620)	(2,078)
Net increase in trading assets	(42,589)	(28,686)
Net increase in trading liabilities	9,888	6,925
Net decrease in financial investment	27,129	–
Net decrease in other credit balances	(464)	–
Other non-cash movements	1,365	(1,206)
Net cash outflow from operating activities	(18,221)	(583)

45 Acquisitions

The Group was involved in the following acquisitions in 2005:

(a) Absa

On 9th May 2005, Barclays announced the terms of a recommended acquisition of a majority stake in Absa Group Limited (‘Absa’). The acquisition was subject to a number of conditions, one of which was the approval of the South African Minister of Finance under the Banks Act, 1990, of South Africa. As part of the Banks Act approval process, Barclays confirmed its long-term commitment to investing in South Africa pursuant to the acquisition of Absa and its intention to retain a controlling stake. Barclays also acknowledged the importance of maintaining the South African character of Absa, in which regard the Chairman of Absa, Dr Danie Cronjé, would continue to serve as Chairman and would become a non-executive Director of Barclays PLC and Barclays Bank PLC and Dr Steve Booysen would remain as Group Chief Executive of Absa. Three Barclays representatives were appointed to the Absa board. Barclays has consolidated Absa from 27th July 2005 and its results have contributed £335m to the consolidated profit before tax. As at 31st December 2005, Barclays shareholding was 377,527,453 ordinary shares (56.6%).

The acquisition was endorsed by Absa’s black economic empowerment partner. Batho Bonke Capital (Proprietary) Limited, and the Absa Share Ownership Trust, hold redeemable cumulative option-holding preference shares in Absa. These redeemable preference shares have the same rights as ordinary shares, including voting rights (amounting to approximately 11% of the aggregate voting rights), save for the rights relating to dividends, redemption and option liquidation. Each redeemable preference share carries the option to acquire one Absa ordinary share at a discount to the market price during an option exercise period commencing on 2nd July 2007 and ending on 1st July 2009.

186	Barclays PLC Annual Report 2005

45 Acquisitions (continued)

The assets and liabilities of Absa before and after the acquisition, details of the purchase price and the goodwill arising were as follows:

	Carrying value pre- acquisition £m	Fair value adjustments £m	Fair values £m
Assets
Cash and balances at central banks	792	–	792
Trading portfolio assets	2,853	–	2,853
Financial assets designated at fair value	1,646	–	1,646
Derivative financial instruments	1	–	1
Loans and receivables	26,756	75	26,831
Available for sale financial investments	1,039	34	1,073
Other assets	566	961	1,527
Insurance assets, including unit-linked liabilities	20	–	20
Property, plant and equipment	232	6	238
Total assets	33,905	1,076	34,981
Liabilities
Customer accounts	26,762	21	26,783
Trading portfolio liabilities	2,561	–	2,561
Derivative financial instruments	90	–	90
Insurance contract liabilities, including unit-linked liabilities	642	(3)	639
Debt securities in issue	481	8	489
Other liabilities	1,260	115	1,375
Deferred tax liabilities	19	275	294
Total liabilities	31,815	416	32,231
Net assets	2,090	660	2,750
Group share of net assets acquired			1,557
Goodwill			1,200
Acquisition cost
Cash paid			2,750
Attributable costs			7
Total consideration			2,757

The fair value exercise on acquisition resulted in a number of fair value adjustments to the Absa balance sheet as detailed in the above table converted at the exchange rate at the date of acquisition. The main adjustment was the recognition of intangible assets of £977m, which consists of core deposits (£284m), licences (£5m), customer lists (£516m) and brands (£172m). Other fair value adjustments were made to fair value fixed rate bonds and advances (£63m), wholesale and retail fixed rate liabilities (£29m), variable rate loan assets (£43m) and provisions for contingent liabilities regarding possible legal claims (£28m).

The excess of proceeds over the net assets acquired has generated goodwill of £1,200m, based on the exchange rate at the date of acquisition and is attributable to the operational synergies and earnings potential expected to be realised over the longer term.

Barclays PLC Annual Report 2005	187

Notes to the accounts

For the year ended 31st December 2005

45 Acquisitions (continued)

(b) Other acquisitions

In addition to Absa, the Group acquired control of the following entities, none of which was individually material:

	% Acquired	Date
Iveco Finance Group	51	01/06/05
ING Securities Bank (France) wealth business	100	01/07/05

Details of the net assets acquired and the consideration paid are set out in aggregate below.

	Carrying value pre-acquisitions £m	Fair value adjustments £m	Fair values £m
Cash and balances at central banks	2	–	2
Loans and advances to customers	1,931	3	1,934
Intangible assets	1	19	20
Other assets	148	1	149
Total assets	2,082	23	2,105
Liabilities
Other liabilities	1,998	9	2,007
Total liabilities	1,998	9	2,007
Net assets acquired	84	14	98
Goodwill			53

Acquisition cost
Cash paid			144
Attributable costs			7
Total consideration			151

In aggregate, the acquired businesses contributed £347m to consolidated profit before tax for the period from acquisition date to 31st December 2005.

If all of the above acquisitions had occurred on 1st January 2005 (for 2004 on 1st January 2004), total Group income would have been £19,285m (2004: £17,466m) and profit before tax would have been £5,528m (2004: £4,974m).

Assuming that the acquisition of Absa alone occurred on 1st January 2005 (for 2004 on 1st January 2004) the Group would have reported total income of £19,238m (2004: £17,366m), profit before tax of £5,504m (2004: £4,952m), net profit for the year of £3,999m (2004: £3,567m) and basic earnings per share of 56.1p (2004: 53.7p).

The earnings per share figure assumes the shares issued in relation to the acquisition were issued on 1st January 2005 (for 2004 on 1st January 2004).

The initial accounting for all business combinations that took effect during the year has been determined only provisionally as a result of the proximity of the acquisitions to the year end.

Cash outflows in respect of acquisitions

The aggregate net outflow of cash from the acquisition of the above Group entities was as follows:

2005 £m
Cash consideration	2,909
Cash and cash equivalents acquired	(794)
Cash outflow on acquisition	2,115

188	Barclays PLC Annual Report 2005

46 Investment in Barclays Bank PLC

The investment in Barclays Bank PLC is stated in the balance sheet at Barclays PLC’s share of the cost of Barclays Bank PLC of £8,462m (2004: £8,327m). The net increase of £135m during the year represents the cost of additional shares.

47 Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operation decisions, or one other party controls both.

(a) Subsidiaries

Details of the principal subsidiaries are shown in Note 49.

(b) Associates and joint ventures

The Group provides certain banking and financial services to associates and joint ventures.

The Group also provides a number of normal current and interest bearing cash accounts to the Group pension funds (principally the UK Retirement Fund) in order to facilitate the day to day financial administration of the funds. Group companies, principally within Barclays Global Investors, also provide investment management and custodian services. The Group also provides normal banking services for unit trust and investment funds managed by Group companies. These transactions are conducted on similar terms to third-party transactions and are not individually material.

Details of investment in associates and joint ventures is given in Note 26.

In aggregate, amounts included in the accounts are as follows:

	For the year ended and as at 31st December 2005
	Associates £m	Joint ventures £m	Pension funds unit trusts and investment funds £m	Total £m
Interest received	23	14	–	37
Interest paid	37	45	–	82
Fees received for services rendered (including investment management and custody and commissions)	5	7	17	29
Fees paid for services provided	120	34	–	154
Principal transactions	33	–	1	34

Loans and advances to banks	503	–	–	503
Loans and advances to customers	129	19	–	148
Derivative transactions	36	–	–	36
Other assets	26	1	19	46

Deposits from banks	(827)	–	–	(827)
Customer accounts	(13)	(22)	(501)	(536)
Derivative transactions	(1)	–	–	(1)
Other liabilities	(22)	(6)	–	(28)
Income from pooled funds managed by BGI	–	–	17	17
Value of schemes’ investments in pooled funds managed by BGI	–	–	13,375	13,375

No guarantees, pledges and commitments have been given or received in respect of the above transactions in 2005 or 2004.

There are no leasing transactions between related parties for 2005 and 2004.

Derivatives transacted on behalf of the Pension Funds Unit Trusts and Investment Funds amounted to £280m (2004: £161m).

Barclays PLC Annual Report 2005	189

Notes to the accounts

For the year ended 31st December 2005

47 Related party transactions (continued)

	For the year ended and as at 31st December 2004
	Associates £m	Joint ventures £m	Pension funds unit trusts and investment funds £m	Total £m
Interest received	13	9	1	23
Interest paid	17	31	–	48
Fees received for services rendered (including investment management and custody and commissions)	–	8	19	27
Fees paid for services provided	286	19	–	305

Loans and advances to banks	54	–	–	54
Loans and advances to customers	148	88	30	266
Balances included in other assets	21	4	–	25

Deposits from banks	(1,634)	–	–	(1,634)
Customer accounts	(26)	(28)	(30)	(84)
Balances included in other liabilities	(174)	(3)	–	(177)

Income from pooled funds managed by BGI	–	–	13	13
Value of schemes’ investments in pooled funds managed by BGI	–	–	11,600	11,600

Barclays PLC (parent company)

All transactions between the parent company and its subsidiary undertakings are classified as related party transactions. All significant transactions with related parties are disclosed in full on the face of the parent company’s income statement and balance sheet.

48 Transactions with Directors and other Key Management Personnel

The Officers of Barclays PLC include certain direct reports of the Group Chief Executive and the heads of major business units. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors and Officers of Barclays PLC.

In the ordinary course of business, the Bank makes loans to companies where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays. These loans are made on substantially the same criteria and terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavourable features.

There were no material related party transactions with companies where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

190	Barclays PLC Annual Report 2005

48 Transactions with Directors and other Key Management Personnel (continued)

Details of transactions between Directors and other Key Management Personnel (and their connected persons) and the Group are as follows:

	Directors, other Key Management Personnel and connected persons
Loans	2005 £000	2004 £000
Loans outstanding at 1st January	7,703	6,651
Loans issued during the year	2,124	1,501
Loan repayments during the year	(1,905)	(326)
Loans outstanding at 31st December	7,922	7,826
Interest income earned	392	311
Quasi-loans and credit card accounts
Quasi-loans outstanding at 1st January	114	91
Quasi-loans issued during the year	1,318	1,173
Quasi-loan repayments during the year	(1,296)	(1,140)
Quasi-loans outstanding at 31st December	136	124
Interest income earned	2	–

No provisions have been recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person) (2004: £nil).

Deposits
Deposits at 1st January	2,529	5,947
Deposits received during the year	20,407	18,163
Deposits repaid during the year	(18,243)	(21,106)
Deposits at 31st December	4,693	3,004
Interest expense on deposits	108	107
Fees payable and other expenses	–	–
Fees receivable and other income	11	32
Guarantees issued by the Group	–	–

Of the loans outstanding above, £662,000 (2004: £123,000) relates to Directors and other Key Management Personnel (and persons connected to them) that left the Group during the year. Of the quasi-loans and credit card accounts outstanding above, £34,000 (2004: £13,000) relates to Directors and other Key Management Personnel (and persons connected to them) that left the Group during the year.

All loans, quasi-loans and credit card accounts are provided on normal commercial terms to Directors and other Key Management Personnel (and persons connected to them), with the exception of £5,645 of loans which are provided to non-Director members of Key Management Personnel on staff preferential interest rates (between 5% and 8.3%) and £842 of other loans which are provided on an interest-free basis.

Directors’ and Officers’ shareholdings and options

The beneficial ownership of the ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 21 persons) and Barclays Bank PLC (involving 22 persons) at 31st December 2005 amounted to 2,754,068 ordinary shares of 25p each (0.04% of the ordinary share capital outstanding) and 2,755,440 ordinary shares of 25p each (0.04% of the ordinary share capital outstanding), respectively.

Executive Directors and Officers of Barclays PLC as a group (involving 11 persons) held, at 31st December 2005, options to purchase 15,151,285 Barclays PLC ordinary shares of 25p each at prices ranging from 316p to 444p under Sharesave and ranging from 397p to 445p under the Executive Share Option Scheme and ranging from 326p to 534p under the Incentive Share Option Plan, respectively.

Barclays PLC Annual Report 2005	191

Notes to the accounts

For the year ended 31st December 2005

48 Transactions with Directors and other Key Management Personnel (continued)

Contracts with Directors (and their connected persons) and Managers

The aggregate amounts outstanding at 31st December 2005 under transactions, arrangements and agreements made by authorised institutions within the Group for persons who are, or were during the year, Directors of Barclays PLC and persons connected with them and for Managers, within the meaning of the Financial Services and Markets Act 2000, of Barclays Bank PLC were:

	Number of Directors or Managers	Number of connected persons	Amount £000
Directors
Loans	4	–	805
Quasi-loans and credit card accounts	10	6	112
Managers
Loans	7	n/a	7,294
Quasi-loans and credit card accounts	8	n/a	27

Other information regarding transactions:

Each of the transactions, arrangements and agreements disclosed were made in accordance with the requirements of the Companies Act 1985 and the US Sarbanes-Oxley Act of 2002.

There are no other transactions, arrangements or agreements with Barclays PLC or its subsidiaries in which Directors, or persons connected with them, or Managers of Barclays Bank PLC had a material interest and which are disclosable under the relevant provisions of the Companies Act 1985.

Remuneration of Directors and other Key Management Personnel

The following information is presented in accordance with IAS 24 ‘Related Party Disclosure’, which requires disclosure of the employee benefits of Directors and other Key Management Personnel.

	Directors and other Key Management Personnel
	2005 £000	2004 £000
Salaries and other short-term benefits	32,864	31,675
Pension costs	1,063	2,054
Other long-term benefits	21,500	11,412
Termination benefits	1,522	433
Share-based payments	25,279	14,257
Employer social security charges on emoluments	10,385	7,340

Two Directors (Naguib Kheraj and David Roberts) have agreed to waive their fees as non-executive Directors of Absa Group Limited and Absa Bank Limited. The respective fees for 2005 were R161,033 (£14,809) and R140,366 (£12,908), which fees were paid to Barclays.

For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2005: 25 persons, 2004: 30 persons) for the year ended 31st December 2005 amounted to £75,241,000 (2004: £48,125,000). In addition, the aggregate amount set aside for the year ended 31st December 2005, to provide pension benefits for the Directors and Officers amounted to £240,000 (2004: £1,939,000). The aggregate emoluments of all Directors and Officers of Barclays Bank PLC who held office during the year (2005: 26 persons, 2004: 31 persons) for the year ended 31st December 2005 amounted to £75,390,000 (2004: £48,263,000). In addition, the aggregate amount set aside by the Bank and its subsidiaries for the year ended 31st December 2005, to provide pension benefits for the Directors and Officers amounted to £240,000 (2004: £1,939,000).

The aggregate emoluments and other benefits of the Directors of Barclays PLC set out below are disclosed in accordance with Part 1 of Schedule 6 to the Companies Act 1985.

	2005 £000	2004 £000
Aggregate emoluments	17,300	16,229
Gains made on the exercise of share options	345	928
Amounts paid under long-term incentive schemes	–	–
Actual pension contributions to money purchase scheme (2005: two Directors and 2004: one Director)	115	115
Notional pension contributions to money purchase scheme (2005: no Directors and 2004: one Director)	–	990

As at 31st December 2005, four Directors were accruing retirement benefits under a defined benefit scheme (2004: four Directors).

192	Barclays PLC Annual Report 2005

49 Principal subsidiaries

Country of registration or incorporation	Company name	Nature of business	Percentage of equity capital held %
Botswana	Barclays Bank of Botswana Limited	Banking	74.9
Cayman Islands	Barclays Capital Japan Limited	Securities dealing	100	*
Egypt	Barclays Bank Egypt SAE	Banking	100
England	Barclays Bank PLC – ordinary shares	Banking, holding company	100	*
England	Barclays Private Bank Limited	Banking	100	*
England	Barclays Mercantile Business Finance Limited	Commercial finance, holding company, leasing	100
England	Barclays Global Investors UK Holdings Limited	Holding company	87.9
England	Barclays Global Investors Limited	Investment management	87.9	*
England	Barclays Life Assurance Company Limited	Life and pensions business	100
England	Barclays Bank Trust Company Limited	Banking, securities industries and trust services	100
England	Barclays Stockbrokers Limited	Stockbroking	100
England	Barclays Capital Securities Limited	Securities dealing	100
England	Barclays Global Investors Pensions Management Limited	Investment management	87.9	*
England	FIRSTPLUS Financial Group PLC	Consumer finance	100	*
England	Gerrard Investment Management Limited	Investment management	100	*
Ghana	Barclays Bank of Ghana Limited	Banking	100
Ireland	Barclays Insurance (Dublin) Limited	Insurance	100	*
Ireland	Barclays Assurance (Dublin) Limited	Insurance	100	*
Isle of Man	Barclays Private Clients International Limited	Banking	100
Jersey	Barclays Private Bank & Trust Limited	Banking, holding company	100	*
Kenya	Barclays Bank of Kenya Limited	Banking	68.5
South Africa	Absa Group Limited	Banking	56.6
Spain	Barclays Bank SA	Banking	99.6
Switzerland	Barclays Bank (Suisse) S.A.	Banking and trust services	100	*
USA	Juniper Financial Corporation	Credit card issuer	100
USA	Barclays Capital Inc.	Securities dealing	100	*
USA	Barclays Global Investors, National Association	Investment management and securities industry	87.9	*
Zimbabwe	Barclays Bank of Zimbabwe Limited	Banking	67.7	*

In accordance with Section 231(5) of the Companies Act 1985, the above information is provided solely in relation to principal subsidiaries.

With the exception of Barclays Capital Japan Limited, which operates in Japan, the country of registration or incorporation is also the principal area of operation of each of the above subsidiaries. Investments in these subsidiaries are held directly by Barclays Bank PLC except where marked *.

Full information of all subsidiaries will be included in the Annual Return to be filed at Companies House.

50 Other entities

There are a number of entities that do not qualify as subsidiaries under UK Law but which are consolidated under IAS 27 (SIC-12) when the substance of the relationship between the Group and the entity (usually a Special Purpose Entity (SPE)) indicates that the entity is controlled by the Group. Such entities are deemed to be controlled by the Group when relationships with such entities gives rise to benefits that are in substance no different from those that would arise were the entity a subsidiary.

The consolidation of such entities may be appropriate in a number of situations, but primarily when:

●	the operating and financial polices of the entity are closely defined from the outset (i.e. it operates on an ‘autopilot’ basis) with such policies being largely determined by the Group;

●	the Group has rights to obtain the majority of the benefits of the entity and/or retains the majority of the residual or ownership risks related to the entity; or

●	the activities of the entity are being conducted largely on behalf of the Group according to its specific business objectives.

Such entities are created for a variety of purposes including securitisation, structuring, asset realisation, intermediation and management.

Entities may have a different reporting date from that of the parent of 31st December. Dates may differ for a variety of reasons including local reporting regulations or tax laws. In accordance with our accounting policies, for the purpose of inclusion in the consolidated financial statements of Barclays PLC, entities with different reporting dates are made up until 31st December.

Entities may have restrictions placed on their ability to transfer funds, including payment of dividends and repayment of loans, to their parent entity. Reasons for the restrictions include:

●	Central bank restrictions relating to local exchange control laws.

●	Central bank capital adequacy requirements.

●	Company law restrictions relating to treatment of the entities as going concerns.

Barclays PLC Annual Report 2005	193

Notes to the accounts

For the year ended 31st December 2005

50 Other entities (continued)

Although the Group’s interest in the equity voting rights in certain entities exceeds 50%, these entities are excluded from consolidation because the Group either does not direct the financial and operating policies of these entities, or on the ground that another group has a superior economic interest in such entities. Consequently, these entities are not deemed to be controlled by Barclays under IAS 27 (SIC-12).

The table below includes information in relation to such entities as required by the Companies Act 1985, Section 231(5).

Subsidiaries excluded from consolidation

Country of registration or incorporation	Name	Percentage of ordinary share capital held %	Equity share- holders’ funds £m	Retained profit/ (loss) for the year £m
UK	Oak Dedicated Limited	100	1	–
UK	Oak Dedicated Two Limited	100	(1)	–
UK	Oak Dedicated Three Limited	100	3	–
USA	Ivanhoe Funding LLC(a)	75	6	–
UK	Fitzroy Finance	100	1	–
UK	St James Fleet Investments Two Limited	100	2	–
Cayman Islands	29 Park Investment No1 Limited(b)	–	–	–
Cayman Islands	29 Park Investment No2 Limited(b)	–	–	–

Notes

(a)	Barclays has 51% of voting rights in the entity.

(b)	Barclays appoint the majority of Directors of these entities.

51 Events after the balance sheet date

On 1st January 2006 Barclays completed the sale to Absa Group Limited of the Barclays South African branch business. This business consists of the Barclays Capital South African operations and Corporate and Business Banking activities carried out by International Retail and Commercial Banking (South African branch), together with the associated assets and liabilities.

On 13th March 2006 Barclays Bank PLC announced that it had signed a non-binding letter of intent with Canadian Imperial Bank of Commerce (“CIBC”) for the sale of its 43.7% stake in FirstCaribbean International Bank (“FirstCaribbean”) to CIBC. The transaction is anticipated to take place at a price of US$1.62 per FirstCaribbean share with a total transaction value of approximately US$1.08 billion. The proposed transaction is subject to the completion of due diligence, the negotiation and execution of definitive documentation and regulatory approval. It is anticipated that the transaction will complete late in 2006.

52 Trust Activities

The Group provides custody, trustee, corporate administration, investment management and advisory services to third parties which involve the Group making allocation, purchase and sale decisions in relation to a wide range of financial instruments. Those assets that are held in a fiduciary capacity are not included in these financial statements. At the balance sheet date the Group had the following assets under administration:

	2005 £bn	2004 £bn
Indexed assets	609	490
Active assets	198	147
Managed cash and other assets	153	140
Total	960	777

194	Barclays PLC Annual Report 2005

53 Share-based payments

The Group operates share schemes for employees throughout the world. The main current schemes are:

Sharesave

Eligible employees in the UK may participate in the Barclays Sharesave Scheme. Under this Scheme, employees may enter into contracts to save up to £250 per month and, at the expiry of a fixed term of three, five or seven years, have the option to use these savings to acquire shares in the Company at a discount, calculated in accordance with the rules of the Scheme. The discount is currently 20% of the market price at the date the options are granted. Participants in the Scheme have six months from the date of vest in which the option can be exercised.

Sharepurchase

Sharepurchase was introduced in January 2002. It is an Inland Revenue approved all-employee share plan. The plan is open to all eligible UK employees, including executive Directors. Under the plan, participants are able to purchase up to £1,500 worth of Barclays PLC ordinary shares per tax year, which, if kept in trust for five years, can be withdrawn from the plan tax-free. Matching shares were introduced to the Scheme during 2005 where the purchase of Barclays shares by the participant are matched equally by the Company up to a value of £600 per tax year. Any shares in the plan will earn dividends in the form of additional shares, which must normally be held by the trustee for three years before being eligible for release.

Executive Share Award Scheme (ESAS)

For certain employees of the Group an element of their annual bonus is in the form of a deferred award of a provisional allocation of Barclays PLC shares under ESAS. The total value of the bonus made to the employee of which ESAS is an element is dependent upon the business unit, Group and individual employee performance. The ESAS element of the annual bonus must be held for at least three years and is subject to potential forfeit if the individual resigns and commences work with a competitor business.

Performance Share Plan (PSP)

The Performance Share Plan (PSP) was approved by shareholders at the 2005 AGM to replace the ISOP scheme. Performance shares are ‘free’ Barclays shares for which no exercise price is payable and which qualify for dividends. Performance share awards are communicated to participants as an initial allocation. Barclays performance over a three-year period determines the final number of shares that may be released to participants.

Incentive Share Option Plan (ISOP)

The ISOP is open by invitation to the employees and Directors of Barclays PLC. Options are granted at the market price at the date of grant calculated in accordance with the rules of the Plan, and are normally exercisable between three and ten years from that date. The final number of shares over which the option may be exercised is determined by reference to set performance criteria. The number of shares under option represents the maximum possible number that may be exercised.

Barclays Global Investors Equity Ownership Plan (BGI EOP)

The BGI Equity Ownership Plan is extended to senior employees of BGI. The exercise price of the options is determined by the Remuneration Committee of Barclays PLC based on the fair value of BGI as determined by an independent appraiser. The options are granted over shares in Barclays Global Investors UK Holdings Limited, a subsidiary of Barclays Bank PLC. Options are normally not exercisable until vesting, with a third of the options held becoming exercisable at each anniversary of grant. Options lapse ten years after grant.

Absa Group Limited Share Incentive Trust (AGLSIT)

In terms of the rules of Absa Group Limited Share Incentive Trust the maximum number of shares which may be issued or transferred and/or in respect of which options may be granted to the participants shall be limited to shares representing 10% of the total number of issued shares. Options are allocated to Absa employees according to the normal Human Resources talent management process. The options issued up to August 2005 had no performance criteria linked to them and vested in equal tranches after three, four and five years respectively. No dividends accrue to the option holder over the period. The options expire after a period of ten years from the issuing date. Options issued since August 2005 have vesting performance criteria associated with them, which require headline earnings per share to exceed an agreed benchmark over a three-year period from July 2005 for the options to vest.

Absa Group Limited Share Ownership Trust (AGLSOT)

AGLSOT enabled all Absa employees to participate in a one-off offer to purchase 200 redeemable cumulative option-holding preference shares. Options vest after three years and lapse after five years from the date of issue. Exercise may occur in lots of 100 only and within a price range varying from R48 to R69 (£4.41-£6.35) dependent on the 30-day volume weighted trading price on the JSE Limited. Options are redeemed by Absa on the final exercise date.

Absa Group Limited Black Economic Empowerment (BEE) Scheme

On 25th June 2004, Absa shareholders approved the allocation of 73,152,300, redeemable cumulative option-holding Absa preference shares to Batho Bonke Capital Limited. The shares carry the same rights as ordinary shares including voting rights, and receive dividends which are payable semi-annually. Options vest after three years and lapse after five years from the date of issue. Exercise may occur in lots of 100 only and within a price range varying from R48 to R69 (£4.41-£6.35) dependent on the 30-day volume weighted trading price on the JSE Limited. Options are redeemed by Absa on the final exercise date.

Barclays PLC Annual Report 2005	195

Notes to the accounts

For the year ended 31st December 2005

53 Share-based payments (continued)

In addition, options remain outstanding under the following closed schemes:

Executive Share Option Scheme (ESOS)

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

Woolwich Executive Share Option Plan (Woolwich ESOP)

Options originally granted over Woolwich PLC shares at market value were exercised in 2001 or exchanged, in accordance with the proposals made under the offer to acquire the Woolwich, for options over Barclays PLC shares. Under the rules of ESOP, the performance conditions attached to the exercise of options were disapplied on acquisition of Woolwich PLC by Barclays.

Woolwich Save As You Earn Scheme (Woolwich SAYE)

Under this Scheme, employees entered into contracts to save up to £250 per month and, at the expiry of a fixed term of three, five or seven years, have the option to use these savings to acquire the shares in the Company at a discount calculated in accordance with the rules of the Scheme. The discount was 20% of the market price at the date the options were granted.

The weighted average fair value per option granted during the year is as follows:

	2005 £	2004 £
Sharesave	1.29	1.48
Sharepurchase	5.57	–
ESAS	5.03	4.45
PSP	3.99	–
ISOP	2.78	2.49
BGI EOP	10.41	5.59
AGLSIT	10.13	–

Fair values for Sharesave, PSP, ISOP, BGI EOP and AGLSIT are calculated at the date of grant using either a Black-Scholes or Monte Carlo model. Sharepurchase and ESAS are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards is based on the market value at that date.

The significant weighted average assumptions used to estimate the fair value of the options granted in 2005 are as follows:

	2005
	Sharesave	PSP	ISOP	BGI EOP	AGLSIT
Weighted average share price	5.71	5.33	5.73	39.09	8.25
Exercise price	4.44	n/a	5.66	39.09	8.41
Expected volatility	24%	20%	34%	25%	n/a
Option life	4 years	3 years	5 years	4 years	5-8 years

Implied volatility and dividend yield on the date of grant has been used as inputs into the respective valuation models for Sharesave, PSP and ISOP. Expected volatility has been determined using historical volatility over the last three years for BGI EOP and AGLSIT applies a five-year rolling period (eight years for Executive members).

BBA Libor interest rate curve has been used to derive a risk-free discount rate for all schemes other than BGI EOP and AGLSIT. The risk-free interest rate for BGI EOP uses the US Treasury rate corresponding to the expected option life at the date of grant. The risk-free rate on the AGLSIT represents the yield, recorded on date of option grant, on South African government zero coupon bond of a term equal to the expected life of the option.

For the purposes of determining the expected life and number of options to vest, historical exercise patterns have been used, together with an assumption that a certain percentage of options will lapse due to leavers.

The expected dividends for all schemes are assumed to grow in line with the expected increases in share prices for the industry sector until exercise.

196	Barclays PLC Annual Report 2005

53 Share-based payments (continued)

Analysis of the movement in the number and weighted average exercise price of options is set out below:

	Sharesave(a)				Sharepurchase(a)(c)
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2005	2004	2005	2004	2005	2004	2005	2004
Outstanding at beginning of year	97,266	105,853	3.69	3.59	–	–	–	–
Granted in the year	19,492	21,353	4.44	4.08	1,190	–	–	–
Exercised in the year	(24,365)	(22,637)	3.34	3.59	(41)	–	–	–
Less: Forfeited in the year	(6,670)	(7,266)	3.82	3.66	(23)	–	–	–
Less: expired in the year	(37)	(37)	3.46	3.12	–	–	–	–
Outstanding at end of year	85,686	97,266	3.95	3.69	1,126	–	–	–
Of which exercisable:	1,189	1,410	3.28	3.66	–	–	–	–

	ESAS(a)(c)				PSP(a)
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2005	2004	2005	2004	2005	2004	2005	2004
Outstanding at beginning of year	100,284	70,967	–	–	–	–	–	–
Granted in the year	46,374	42,885	–	–	20,269	–	–	–
Exercised in the year	(22,237)	(12,071)	–	–	–	–	–	–
Less: Forfeited in the year	(2,906)	(1,497)	–	–	–	–	–	–
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	121,515	100,284	–	–	20,269	–	–	–
Of which exercisable:	9,548	10,144	–	–	–	–	–	–

	ISOP(a)				BGI EOP(b)
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2005	2004	2005	2004	2005	2004	2005	2004
Outstanding at beginning of year	137,870	98,932	4.59	4.56	7,575	13,525	12.74	9.51
Granted in the year	220	61,937	5.66	4.80	2,360	2,009	39.09	20.11
Exercised in the year	(8,489)	(4,502)	4.90	4.18	(4,368)	(7,783)	11.21	9.05
Less: Forfeited in the year	(24,520)	(18,497)	5.06	5.18	(125)	(176)	18.52	12.19
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	105,081	137,870	4.46	4.59	5,442	7,575	25.26	12.74
Of which exercisable:	19,970	9,930	4.95	5.31	1,751	3,482	11.18	9.67

Notes

(a)	Options granted over Barclays PLC shares.

(b)	Options granted over Barclays Global Investors UK Holdings Limited shares.

(c)	Nil cost award.

Barclays PLC Annual Report 2005	197

Notes to the accounts

For the year ended 31st December 2005

53 Share-based payments (continued)

	AGLSIT(c)				AGLSOT(c)
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2005	2004	2005	2004	2005	2004	2005	2004
Outstanding at acquisition date	31,138	–	3.33	–	5,509	–	4.41-6.35	–
Granted in the year	4,347	–	8.41	–	–	–	–	–
Exercised in the year	(9,606)	–	2.80	–	–	–	–	–
Less: Forfeited in the year	(753)	–	3.83	–	(150)	–	4.41-6.35	–
Less: Expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	25,126	–	4.38	–	5,359	–	4.41-6.35	–
Of which exercisable:	3,390	–	2.82	–	–	–	–	–

	Absa BEE(c)					ESOS(a)
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2005	2004	2005	2004	2005	2004	2005	2004
Outstanding at acquisition date/beginning of year	73,152	–	4.41-6.35	–	4,546	5,952	4.13	4.11
Granted in the year	–	–	–	–	–	–	–	–
Exercised in the year	–	–	–	–	(1,924)	(1,296)	4.09	4.01
Less: Forfeited in the year	–	–	4.41-6.35	–	(70)	(110)	4.10	4.25
Less: Expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	73,152	–	4.41-6.35	–	2,552	4,546	4.16	4.13
Of which exercisable:	–	–	–	–	2,552	4,546	4.16	4.13

	Woolwich ESOP (a)				Woolwich SAYE (a)
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2005	2004	2005	2004	2005	2004	2005	2004
Outstanding at beginning of year	2,301	4,416	3.80	3.80	164	609	3.32	3.34
Granted in the year	–	–	–	–	–	–	–	–
Exercised in the year	(1,030)	(2,089)	3.81	3.79	(148)	(393)	3.32	3.35
Less: Forfeited in the year	(11)	(26)	3.78	4.02	(13)	(52)	3.34	3.34
Less: Expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	1,260	2,301	3.80	3.80	3	164	3.32	3.32
Of which exercisable:	1,260	2,301	3.80	3.80	3	164	3.32	3.32

The table below shows the weighted average share price at the date of exercise/release of shares:

	2005 £	2004 £
Sharesave(a)	5.63	5.36
Sharepurchase(a)(d)	5.67	–
ESAS(a)(d)	5.69	5.12
ISOP(a)	5.86	5.26
BGI EOP(b)	42.98	24.35
AGLSIT(c)	7.59	–
ESOS(a)	5.89	5.20
Woolwich ESOP(a)	5.78	5.14
Woolwich SAYE(a)	5.61	4.77

Notes

(a)	Options granted over Barclays PLC shares.

(b)	Options granted over Barclays Global Investors UK Holdings Limited shares.

(c)	Options granted over Absa Group Limited shares.

(d)	Nil cost award.

198	Barclays PLC Annual Report 2005

53 Share-based payments (continued)

The exercise price range, the weighted average contractual remaining life, weighted average fair values at the date of grant, and number of options outstanding (including those exercisable) at the balance sheet date are as follows:

	2005				2004
	Weighted average exercise price £	Weighted average remaining contractual life in years	Weighted average fair value £	Number of options outstanding	Weighted average exercise price £	Weighted average remaining contractual life in years	Weighted average fair value £	Number of options outstanding
Sharesave(a)
£2.50-£3.49	3.15	1	1.83	3,081,016	3.14	1	1.72	17,032,334
£3.50-£4.49	3.98	3	1.72	82,605,783	3.81	4	1.87	80,234,128
Sharepurchase(a)(d)	–	3	5.57	1,125,779	–	–	–	–
ESAS(a)(d)	–	3	4.98	121,515,063	–	3	4.15	100,283,752
PSP(a)	–	2	3.99	20,268,666	–	–	–	–
ISOP(a)
£2.50-£3.49	3.26	7	0.75	24,896,000	3.26	8	0.75	25,568, 000
£3.50-£4.49	3.90	5	1.70	4,665,028	3.90	6	1.71	8,084,068
£4.50-£5.49	4.89	8	2.40	75,158,832	4.97	8	2.53	103,895,308
£5.50-£6.49	5.64	6	2.51	361,096	5.62	7	2.10	322,192
BGI EOP(b)
£6.11-£13.99	10.28	7	3.56	1,659,353	10.15	7	3.49	5,605,697
£14.00-£20.11	20.11	8	5.59	1,447,696	20.11	9	5.59	1,969,000
£20.12-£56.94	39.10	9	10.41	2,335,000	–	–	–	–
AGLSIT(c)
£1.92-£8.19	4.38	8	1.42	25,125,744	–	–	–	–
AGLSOT(c)
£4.41-£6.35	4.41-6.35	4	1.36	5,359,400	–	–	–	–
Absa BEE(c)
£4.41-£6.35	4.41-6.35	4	1.36	73,152,300	–	–	–	–
ESOS(a)
£1.50-£2.49	2.22	1	0.59	22,024	1.90	1	0.42	87,024
£2.50-£3.49	3.47	–	1.49	70,576	3.47	1	1.49	97,176
£3.50-£4.49	4.20	3	1.14	2,459,094	4.19	4	1.14	4,362,014
Woolwich ESOP(a)
£2.50-£3.49	3.29	4	2.94	240,826	3.29	5	2.94	422,648
£3.50-£4.49	3.92	4	2.63	1,019,612	3.92	5	2.62	1,878,016
Woolwich SAYE(a)
£2.50-£3.49	3.32	–	2.76	2,632	3.32	5	2.75	164,040

Notes

(a)	Options granted over Barclays PLC shares.

(b)	Options granted over Barclays Global Investors UK Holdings Limited shares.

(c)	Options granted over Absa Group Limited shares.

(d)	Nil cost award.

Barclays PLC Annual Report 2005	199

Notes to the accounts

For the year ended 31st December 2005

53 Share-based payments (continued)

The range, weighted average exercise price and number of options exercisable at the year end are as follows:

Exercise Price Range	Weighted average exercise price £	Number of options exercisable
Sharesave(a)
£2.50-£3.49	3.13	705,372
£3.50-£4.49	3.50	483,296
ESAS(a)(d)	–	9,547,928
ISOP(a)
£3.50-£4.49	3.89	4,340,220
£4.50-£5.49	5.24	15,488,464
£5.50-£6.49	5.62	141,096
BGI EOP(b)
£6.11-£13.99	10.25	1,586,017
£14.00-£20.11	20.11	164,980
AGLSIT(c)
£1.92-£8.19	2.82	3,390,000
ESOS(a)
£1.50-£2.49	2.22	22,024
£2.50-£3.49	3.47	70,576
£3.50-£4.49	4.20	2,459,094
Woolwich ESOP(a)
£2.50-£3.49	3.29	240,826
£3.50-£4.49	3.92	1,019,612
Woolwich SAYE(a)
£2.50-£3.49	3.32	2,632

There were no modifications to the share-based payment arrangements during the period.

Notes

(a)	Options granted over Barclays PLC shares.

(b)	Options granted over Barclays Global Investors UK Holdings Limited shares.

(c)	Options granted over Absa Group Limited shares.

(d)	Nil cost award.

200	Barclays PLC Annual Report 2005

54 Financial risk management

Financial instruments are fundamental to the Group’s business and constitute the core element of its operations. The risks associated with financial instruments are a significant component of the risks faced by the Group. Financial instruments create, modify or reduce the liquidity, credit and market risks of the Group’s balance sheet. These risks and the Group’s policies and objectives for managing such risks are outlined below.

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

The principal committees that review credit risk management are the Risk Oversight Committee and the Board Risk Committee. The Board Audit Committee reviews and approves impairment allowance decisions.

Credit Risk Measurement

Barclays uses statistical modelling techniques throughout its businesses in its credit rating systems. These systems assist the bank in front line credit decisions on new commitments and in managing the portfolio of existing exposures. They enable the application of consistent risk measurement across all credit exposures, retail and wholesale.

The key building blocks in the measurement system are the probability of customer default (PD) (expressed through an internal risk rating), exposure at default (EAD), and severity of loss-given-default (LGD).

Barclays assesses the credit quality and assigns an internal risk rating to all borrowers and other counterparties, including retail customers. Each internal rating corresponds to the statistical probability of a customer in that rating class defaulting within the next 12-month period.

Exposure at default represents the expected level of utilisation of the credit facility when default occurs. At default the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure is typically less than the approved loan limit.

For derivative instruments, EAD is the estimated cost of replacing contracts with a positive value if counterparties should fail to perform their obligations.

When a customer defaults, much of the amount outstanding on its loan or loans is usually recovered. The part that is not recovered, the actual loss, is called the LGD. The severity of the loss is measured as a percentage of the EAD.

The three components described above – PD, EAD and LGD – are building blocks used in a variety of applications that measure credit risk across the entire portfolio. One of these applications is a measurement of expected loss called Risk Tendency (RT).

RT is a statistical estimate of the average loss for the loan portfolio for the forthcoming 12 months, taking into account the portfolio’s size and risk characteristics under current credit conditions. RT provides insight into the credit quality of the portfolio and assists management in tracking risk changes as the Group’s stock of credit exposures evolves in the course of business.

RT is calculated for both corporate and retail loans as follows:

RT = probability of default x expected exposure at default x loss given default.

Barclays PLC Annual Report 2005	201

Notes to the accounts

For the year ended 31st December 2005

54 Financial risk management (continued)

Credit Risk Mitigation

Barclays actively manages its credit exposures. When weaknesses in exposures are detected – either in individual exposures or in groups of exposures – action is taken to mitigate the risks. These include steps to reduce the amounts outstanding (in discussion with the customers, if appropriate), the use of credit derivatives and, on occasion, the sale of the loan assets.

Barclays employs a range of policies and practices to mitigate credit risk. The most traditional of these is the taking of security for funds advanced which is common practice.

Barclays manages the diversification of its portfolio to avoid unwanted credit risk concentrations. For example:

●	maximum exposure guidelines are in place relating to the exposures to any individual counterparty;

●	country risk policy specifies risk appetite by country and avoids excessive concentrations of credit in individual countries; and

●	policies are in place that limit lending to certain industries, for example commercial real estate.

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

Securitisation remains a proportion of the Group’s current funding profile, providing additional flexibility, and is an important tool in the management of the Group’s capital and funding. During 2005 the Group has continued to securitise elements of the balance sheet, such as credit cards, and has selectively securitised other parts, such as UK mortgages and commercial loans.

The ability to raise funds is in part dependent on maintaining the bank’s credit rating. The funding impact of a credit downgrade is regularly estimated. Whilst the impact of a single downgrade may affect the price at which funding is available, the effect on liquidity is not considered material in Group terms.

Absa monitor their cash flow against limits expressed as a percentage of their total deposits and current accounts rather than against absolute mismatch limits. Absa also continues to assess the ongoing Rand money markets’ appetite for the Absa name and to improve their stress testing. The difference in approach is not a major risk, and the integration project is working to more closely align Absa’s policies and practices with the Barclays liquidity control requirements.

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

Treasury develops and implements the process for submitting the Group’s projected cash flows to stress scenarios. The output of stress testing informs the Group’s contingency funding plan. This is maintained by Barclays Treasury and is aligned with the Group and country business resumption plans to encompass decision-making authorities, internal and external communication and, in the event of a systems failure, the restoration of liquidity management and payment systems.

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider, product and term. Whilst 2005 saw relatively stable markets, with no significant consequences for the Group’s liquidity, significant market events over recent years including corporate scandals contributed to a short-term flight to quality in financial markets from which Barclays benefited.

An important source of structural liquidity is provided by our core retail deposits in the UK, Europe and Africa, mainly current accounts and savings accounts. Although current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers – numerically and by depositor type – helps to protect against unexpected fluctuations. Such accounts form a stable funding base for the Group’s operations and liquidity needs.

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

202	Barclays PLC Annual Report 2005

54 Financial risk management (continued)

Market Risk Management

Market Risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, foreign exchange rates, equity prices, and commodity prices.

The main market risks arise from trading activities. Barclays is also exposed to non-trading market risks relating to the Pension Fund and, to a lesser extent, asset and liability management.

Categorisation of Market Risk

To facilitate the management, control, measurement and reporting of market risk, Barclays has grouped market risk into three broad categories:

Trading market risk

These risks arise in trading transactions where Barclays acts as principal with clients or with the market. Barclays policy is that market risks arising from trading activities are concentrated in Barclays Capital.

Asset and liability risk

These risks arise from banking activities, including those incurred on non-trading positions such as customer assets and liabilities and capital balances.

Other market risks

In some instances Barclays also incurs market risks that do not fit into the above categories. The principal risks of this type are defined benefit pension scheme risk and asset management structural market risk.

Market Risk Management and Control Responsibilities

The Board Risk Committee approves the market risk appetite for all types of market risk. The Market Risk Director is responsible for the market risk control framework and, under delegated authority from the Risk Director and Risk Oversight Committee, sets a limit framework within the context of the approved market risk appetite.

The Market Risk Director is assisted by a central market risk team and by risk management departments in the businesses.

In Barclays Capital, the Head of Market Risk is responsible for the market risk governance and control framework. Day-to-day responsibility for market risk lies with the senior management of Barclays Capital, supported by the Global Market Risk Management team that operates independently of the trading areas. Daily market risk reports are produced for the main Barclays Capital business areas covering the six main risk factor categories, namely interest rate, credit spread, inflation, foreign exchange, equity and commodity risk.

Market Risk Measurement

The measurement techniques used to measure and control market risk include:

Daily Value at Risk (DVaR);

Stress Tests;

Annual Earnings at Risk;

Economic Capital.

DVaR is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%. Daily losses exceeding the DVaR figure are likely to occur, on average, twice in every 100 business days.

Stress Tests

Stress tests provide an indication of the potential size of losses that could arise in extreme conditions. The stress tests carried out by Barclays Capital include risk factor stress testing where stress movements are applied to each of the six risk categories as discussed above: emerging market stress testing where emerging market portfolios are subject to stress movements; and ad hoc stress testing, which includes applying possible stress events to specific positions or regions, e.g. the stress outcome to a region following a currency peg break.

If potential stress loss exceeds the trigger limit, the positions captured by the stress test are reviewed and discussed by Barclays Capital Market Risk and the respective Business Head(s).

Outside Barclays Capital, stress testing is carried out by the business centres and is reviewed by the senior management and business-level asset and liability committees. The stress testing is tailored to the business and is typically scenario analysis and historical stress movements applied to respective portfolios.

Annual Earnings at Risk (AEaR) measures the sensitivity of annual earnings to shocks in market rates at the 99th percentile for change over a one-year period. This shock is consistent with the standardised interest rate shock recommended by the Base II framework for assessing banking book interest rate risk.

AEaR is used to measure structural interest rate market risk and structural asset management risk.

Barclays PLC Annual Report 2005	203

Notes to the accounts

For the year ended 31st December 2005

54 Financial risk management (continued)

Trading Market Risk

Group policy is to concentrate trading activities in Barclays Capital. This includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, client and market activities are managed together. In Barclays Capital, trading risk occurs in both the trading book and the banking book as defined for regulatory purposes (not IFRS).

In anticipation of future customer demand, Barclays maintains access to market liquidity by quoting bid and offer prices with other market makers and carries an inventory of capital market and treasury instruments, including a broad range of cash, securities and derivatives. Trading positions and any offsetting hedges are established as appropriate to accommodate customer or Barclays requirements.

Derivatives entered into for trading purposes include swaps, forward rate agreements, futures, credit derivatives, options and combinations of these instruments.

Analysis of trading market risk exposures

The table below shows the DVaR statistics for Barclays Capital’s trading activities (trading book and banking book).

Barclays Capital DVaR: Summary table for 2005 and 2004

	12 months to 31st December 2005			12 months to 31st December 2004
	Average £m	High(a) £m	Low(a) £m	Average £m	High(a) £m	Low(a) £m
Interest rate risk	25.3	44.8	15.4	25.0	53.6	15.1
Credit spread risk	23.0	28.3	19.0	22.6	32.9	16.0
Foreign exchange risk	2.8	5.3	1.4	2.4	7.4	0.9
Equities risk	5.9	8.2	3.9	4.2	7.9	2.2
Commodities risk	6.8	11.4	4.5	6.0	14.4	2.2
Diversification effect	(31.9)	–	–	(25.9)	–	–
Total DVaR(b)	31.9	40.4	25.4	34.3	46.8	24.0

Notes

(a)	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole.

Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

(b)	The year-end total DVaR for 2005 was £37.4m (2004: £31.9m).

204	Barclays PLC Annual Report 2005

54 Financial risk management (continued)

Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk, decreased by 7% in 2005. This was mainly a consequence of increased geographical and product diversification resulting from business growth.

The graph below shows the history of total DVaR on a daily basis for 2004 and 2005.

DVaR Back-testing

Barclays recognises the importance of assessing the effectiveness of its DVaR model. The main approach employed is the technique known as back-testing, which counts the number of days when trading losses are bigger than the estimated DVaR figure. The regulatory standard for backtesting is to measure DVaR assuming a one-day holding period with a 99% level of confidence. For Barclays Capital’s regulatory trading book, there were no instances in 2005 or 2004, of a daily trading revenue loss exceeding the corresponding back-testing DVaR.

Asset and Liability Market Risk

Interest rate exposures arising from mismatches of fixed rate assets and liabilities in UK banking operations are passed to Treasury. Treasury aggregates these positions and then passes the net position to the market via Barclays Capital. Due mainly to timing considerations, market risk can arise when some of the net position stays with Treasury. Similarly, market risk can arise due to the impact of interest rates on customer behaviour. The latter risk is managed and measured by the Retail Market Risk team using behavioural models. The positions are converted into wholesale swap or option exposures, passed to Treasury and managed by the process outlined above.

Structural interest rate risk arises from the variability of income from non-interest bearing products, managed variable rate products and the Group’s equity. This risk is managed by Treasury, assisted by the Retail Market Risk team.

Interest rate exposures, structural interest rate risk and other market risks may be managed through the use of derivatives. Where this is the case, hedge accounting is obtained where possible so that the benefits of risk management are reflected in the financial statements. Hedge accounting techniques used include cash flow hedge accounting and fair value hedge accounting and may involve obtaining hedge accounting with respect to future anticipated transactions.

Barclays PLC Annual Report 2005	205

Notes to the accounts

For the year ended 31st December 2005

55 Interest rate risk

The Group’s objectives and policies in managing the interest risks that arise in connection with the use of financial instruments are set out in Note 56 under the heading ‘Market Risk Management’. The table below summarises the repricing profiles of the Group’s financial instruments and other assets and liabilities as at 31st December 2005. Items are allocated to time periods by reference to the earlier of the next contractual interest rate repricing date and the maturity date.

As at 31st December 2005

	Weighted average effective interest rate %	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Trading derivatives £m	Non- interest bearing £m	Total £m
Assets
Cash and balances at central banks	3.1%	3,695	–	–	–	–	–	–	–	211	3,906
Items in course of collection from other banks	n/a	397	–	–	–	–	–	–	–	1,504	1,901
Trading portfolio assets	n/a	31,095	8,011	8,643	15,129	13,812	20,581	35,468	–	22,984	155,723
Financial assets designated at fair value:
– Held on own account	n/a	2,750	1,968	336	612	590	806	4,611	–	1,231	12,904
– Held in respect of linked liabilities to customers under investment contracts	n/a	1,936	76	458	1,834	930	3,252	12,852	–	61,855	83,193
Derivative financial instruments	n/a	3	1	174	115	32	329	3	136,166	–	136,823
Loans and advances to banks	3.5%	27,454	589	11	18	6	14	1,206	–	1,807	31,105
Loans and advances to customers	4.5%	175,632	26,086	12,255	22,248	10,874	5,574	6,657	–	9,570	268,896
Available for sale financial instruments	4.2%	17,458	7,275	5,561	11,756	2,188	4,164	3,621	–	1,474	53,497
Reverse repurchase agreements and cash collateral on securities	3.4%	152,509	3,656	3,863	99	215	26	30	–	–	160,398
Other assets	n/a	–	–	–	–	–	–	–	–	16,011	16,011
Total assets		412,929	47,662	31,301	51,811	28,647	34,746	64,448	136,166	116,647	924,357

Not more than three months includes instruments at floating interest rates.

206	Barclays PLC Annual Report 2005

55 Interest rate risk (continued)

As at 31st December 2005 (continued)

	Weighted average effective interest rate %	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Trading derivatives £m	Non- interest bearing £m	Total £m
Liabilities
Deposits from other banks	3.6%	69,837	2,418	1,000	243	264	9	165	–	1,191	75,127
Items in course of transmission due to other banks	n/a	117	16	–	–	–	–	–	–	2,208	2,341
Customer accounts	2.5%	191,633	6,948	4,038	2,917	1,119	845	581	–	30,603	238,684
Trading portfolio liabilities	n/a	2,096	1,300	1,671	13,813	9,198	17,018	17,915	–	8,553	71,564
Financial liabilities designated at fair value:
Held on own account	n/a	8,127	3,497	7,243	3,016	3,308	5,629	2,557	–	8	33,385
Liabilities to customers under investment contracts	n/a	–	–	–	–	–	–	–	–	85,201	85,201
Derivative financial instruments	n/a	567	45	12	10	137	264	35	136,901	–	137,971
Debt securities in issue	4.5%	82,044	5,187	1,981	4,890	2,463	206	6,557	–	–	103,328
Repurchase agreements and cash collateral on securities lent	3.1%	106,389	7,186	2,994	431	–	–	4,170	–	8	121,178
Subordinated liabilities	5.6%	3,909	459	97	955	500	2,688	3,738	–	117	12,463
Other liabilities	n/a	–	–	–	–	–	–	–	–	18,685	18,685
Total liabilities		464,719	27,056	19,036	26,275	16,989	26,659	35,718	136,901	146,574	899,927
Interest rate repricing gap		(51,790)	20,606	12,265	25,536	11,658	8,087	28,730
Cumulative gap		(51,790)	(31,184)	(18,919)	6,617	18,275	26,362	55,092

Expected repricing and maturity dates do not differ significantly from the contract dates, except for:

–	Trading Portfolio Assets and Liabilities, which may not be held to maturity as part of the Group’s trading strategies. For these instruments, which are mostly held by Barclays Capital, liquidity and repricing risk is managed through the Daily Value at Risk (DVaR) methodology, see Note 54 for more information.

–	Retail deposits which are repayable on demand or at short notice form a stable base for the Group’s operations and liquidity needs because of the broad base of customers – numerically and by depositor type.

Barclays PLC Annual Report 2005	207

Notes to the accounts

For the year ended 31st December 2005

56 Credit risk

The Group’s objectives and policies in managing the credit risks that arise in connection with the use of financial instruments and other credit exposures are set out in Note 54 under the heading ‘Credit Risk Management’.

A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Barclays has three significant concentrations of exposures to credit risk: the UK economy, home loans, and banks.

Credit exposure is concentrated in the UK where the majority of the Group’s activities are conducted. Gross credit exposure to borrowers in the UK (based on the location of the customer) was £163.8bn at 31st December 2005 (2004: £146.2bn). In the UK, the Group’s collateral policy differs by line of business and product but is broadly consistent with UK market practice. Netting agreements are made with wholesale counterparties whenever practical and to the extent that such agreements are legally enforceable.

Lending in respect of home loans totalled £89.5bn at 31st December 2005 (2004: £80.9bn). This represents 33% (2004: 31%) of loans to customers. As collateral, Barclays requires a first mortgage over the residential property for the acquisition of which the loan is made.

Within the overall exposure, the Group maintains relationships with some 2,592 banking groups in countries all over the world.

As an active participant in the international financial markets, the Group has significant credit exposure to banks and other financial institutions. The maximum credit exposure to banks resulting from loans and advances at 31st December 2005 was £31.1bn (2004: £80.6bn). The Group is also exposed to credit risk with banks on other financial assets including derivatives and also on letters of credit and guarantees. The Group may require collateral before entering into a credit commitment with another bank, depending on the type of the financial product and the counterparty involved. Netting agreements are secured whenever possible and to the extent that such agreements are legally enforceable.

Outside the UK, the Group’s geographical spread ensures a wide variety of counterparties in the main areas of operation in Europe, the United States and other areas of the world.

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

208	Barclays PLC Annual Report 2005

57 Fair value of financial instruments

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, in an arms-length transaction between knowledgeable willing parties.

The following table summarises the carrying amounts of financial assets and financial liabilities presented on the Group’s balance sheet, and their fair values:

		2005
	Notes	Carrying amount £m	Fair value £m
Financial assets:
Cash and balances at central banks	(a)	3,906	3,906
Items in the course of collection from other banks	(a)	1,901	1,901
Trading portfolio assets	(b)	155,723	155,723
Financial assets designated at fair value:
– held on own account	(b)	12,904	12,904
– held in respect of linked liabilities to customers under investment contracts	(b)	83,193	83,193
Derivative financial instruments	(b)	136,823	136,823
Loans and advances to banks	(c)	31,105	31,094
Loans and advances to customers	(c)	268,896	268,786
Available for sale financial investments	(b)	53,497	53,497
Reverse repurchase agreements and cash collateral on securities borrowed	(c)	160,398	160,398
Financial liabilities:
Deposits from banks	(d)	75,127	75,145
Items in the course of collection due to other banks	(d)	2,341	2,341
Customer accounts	(d)	238,684	238,608
Trading portfolio liabilities	(b)	71,564	71,564
Financial liabilities designated at fair value: held on own account	(b)	33,385	33,385
Liabilities to customers under investment contracts	(g)	85,201	85,201
Derivative financial instruments	(b)	137,971	137,971
Debt securities in issue	(e)	103,328	103,294
Repurchase agreements and cash collateral on securities lent	(d)	121,178	121,178
Subordinated liabilities	(f )	12,463	13,610

Notes

(a)	Fair value approximates carrying value due to the minimal credit losses and short-term nature of the financial assets and liabilities.

(b)	Financial instruments at fair value (including those held for trading, designated at fair value, derivatives and available for sale) are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using a valuation model, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. The expected cash flows for each contract are determined either directly by reference to actual cash flows implicit in observable market prices or through modelling cash flows using appropriate financial-markets pricing models. Wherever possible these models use as their basis observable market prices and rates including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates.

The process of calculating fair value on illiquid instruments or from a valuation model may require estimation of certain pricing parameters, assumptions or model characteristics. These estimates are calibrated against industry standards, economic models and observed transaction prices. Changes to assumptions or estimated levels can potentially impact the fair value of an instrument as reported. The effect of changing these assumptions, for those financial instruments for which the fair values were measured using valuation techniques that are determined in full or in part on assumptions that are not supported by observable market prices, to a range of reasonably possible alternative assumptions, would be to increase the fair value by up to £121m or to decrease the fair value by up to £87m. The decrease in fair value was arrived at by imposing more conservative assumptions in the estimation of valuation model inputs. The increase in fair value was arrived at by taking less conservative assumptions in the estimation of valuation model inputs and less conservative assumptions over the uncertainty of valuation models. These variations in the assumptions have been estimated on a product by product basis and form part of the Bank’s internal control processes over the determination of fair value.

The valuation model used for a particular instrument, the quality and liquidity of market data used for pricing, other fair value adjustments not specifically captured by the model, market data and assumptions or estimates in these are all subject to internal review and approval procedures and consistent application between accounting periods.

Barclays PLC Annual Report 2005	209

Notes to the accounts

For the year ended 31st December 2005

57 Fair value of financial instruments (continued)

The net asset fair value position of those financial instruments where the fair values were estimated using valuation techniques which are based in full or in part on assumptions that are not supported by observable market prices decreased by £2,877m for the year ended 31st December 2005. In many cases these changes in fair values were offset by changes in fair values of other financial instruments, which were priced in active markets or valued by using a valuation technique which is supported by observable market prices or rates, or by transactions which have been realised.

(c)	The fair value for loans and advances, and other lending (including reverse repurchase agreements and cash collateral on securities borrowed) is estimated using discounted cash flows, applying either market rates where practicable or, where the counterparty is a bank, rates currently offered by other financial institutions for placings with similar characteristics. In certain cases the fair value approximates carrying value because the instruments are short term in nature or reprice frequently.

(d)	Fair values of deposit liabilities payable on demand (interest free, interest bearing and savings deposits) approximate to their carrying value. The fair value of all other deposits and other borrowings (including repurchase agreements and cash collateral on securities lent) is estimated using discounted cash flows, applying either market rates, where practicable, or rates currently offered by the Group for deposits of similar remaining maturities.

(e)	Fair values of short-term debt securities in issue are approximately equal to their carrying amount. Fair values of other debt securities in issue are based on quoted prices where available, or where these are unavailable, are estimated using other valuation techniques.

(f)	The estimated fair values for dated and undated convertible and non-convertible loan capital were based upon quoted market rates for the issue concerned or equivalent issues with similar terms and conditions.

(g)	The carrying value of liabilities to customers under investment contracts approximates fair value which is the same as the related assets.

(h)	The Group considers that, given the lack of an established market, the diversity of fee structures and the difficulty of separating the value of the instruments from the value of the overall transaction, it is not meaningful to provide an estimate of the fair value of financial commitments and contingent liabilities.

58 Currency risk

Currency risk is the risk of loss resulting from changes in exchange rates. Changes in currency rates affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group’s non-UK subsidiaries and may affect revenues from foreign exchange dealing.

The Group’s objectives and policies in managing currency risks that arise with the use of financial instruments are set out in Note 54 under the heading ‘Market Risk Management’.

At 31st December 2005 the largest combined trading and non-trading currency exposures against Sterling included in the balance sheet, before derivative hedging were USD net liability of £5.2bn, EUR net assets of £10.7bn, JPY net assets of £1.2bn and ZAR net assets of £2.9bn. These amounts do not include any of the notional amounts of foreign currency derivative financial instruments that the Group has used to hedge these exposures.

The non-trading currency exposures include long-term investments in overseas entities; such translation exposures do not impact the income statement since the gains and losses on these exposures flow through the translation reserve in the balance sheet. In addition, these balances include non-Sterling amounts relating to minority interests which are not hedged.

210	Barclays PLC Annual Report 2005

59 Liquidity risk

The Group’s objectives and policies in managing the liquidity risks that arise in connection with the use of financial instruments are set out in Note 54 under the heading ‘Liquidity Risk Management’.

The following table provides detail on the contractual maturity of all financial instruments and other assets and liabilities:

At 31st December 2005	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances with central banks	3,793	113	–	–	–	–	–	–	3,906
Items in course of collection from other banks	1,526	375	–	–	–	–	–	–	1,901
Trading portfolio assets	610	21,430	9,401	14,328	27,077	17,775	22,906	42,196	155,723
Financial assets designated at fair value:
– held on own account	1,436	484	103	555	2,157	822	836	6,511	12,904
– held in respect of linked liabilities to customers under investment contracts	62,636	1,039	75	546	1,841	939	3,261	12,856	83,193
Derivative financial instruments	1,839	16,254	6,924	8,479	29,086	20,246	29,618	24,377	136,823
Loans and advances to banks	3,929	15,917	2,000	3,175	1,844	787	1,048	2,405	31,105
Loans and advances to customers	33,999	43,884	11,407	21,340	32,713	25,476	30,030	70,047	268,896
Available for sale financial investments	476	3,775	2,765	7,744	19,449	9,488	4,798	5,002	53,497
Reverse repurchase agreements and cash collateral on securities borrowed	690	149,276	3,923	4,028	1,537	888	26	30	160,398
Other assets	42	1,124	1,136	2,289	1,157	104	59	10,100	16,011
Total assets	110,976	253,671	37,734	62,484	116,861	76,525	92,582	173,524	924,357
Liabilities
Deposits from banks	13,924	54,620	2,488	1,168	442	725	1,288	472	75,127
Items in the course of collection due to other banks	2,238	103	–	–	–	–	–	–	2,341
Customer accounts	144,015	72,590	9,282	2,606	2,981	1,594	2,223	3,393	238,684
Trading portfolio liabilities	6	1,580	1,448	4,047	18,424	10,172	17,293	18,594	71,564
Financial liabilities designated at fair value:
– held on own account	6	6,692	3,186	7,293	3,582	3,718	5,882	3,026	33,385
Liabilities to customers under investment contracts	79,985	–	–	83	191	213	1,518	3,211	85,201
Derivative financial instruments	1,512	17,238	6,594	8,436	29,740	21,359	29,360	23,732	137,971
Debt securities in issue	894	54,112	13,985	8,777	8,795	2,876	307	13,582	103,328
Repurchase agreements and cash collateral on securities lent	275	104,063	7,217	3,208	431	–	–	5,984	121,178
Subordinated liabilities	2	185	2	74	28	721	4,672	6,779	12,463
Other liabilities	434	3,414	3,455	7,959	3,256	81	59	27	18,685
Total liabilities	243,291	314,597	47,657	43,651	67,870	41,459	62,602	78,800	899,927
Cumulative liquidity gap	(132,315)	(193,241)	(203,164)	(184,331)	(135,340)	(100,274)	(70,294)	24,430	24,430

Expected maturity dates do not differ significantly from the contract dates, except for:

–	Trading Portfolio Assets and Liabilities and derivative financial instruments which may not be held to maturity as part of the Group’s trading strategies. For these instruments, which are mostly held by Barclays Capital, liquidity and repricing risk is managed through the Daily Value at Risk (DVaR) methodology.

–	Retail deposits which are repayable on demand or at short notice form a stable base for the Group’s operations and liquidity needs because of the broad base of customers – numerically and by depositor type.

–	Financial assets designated at fair value held in respect of linked liabilities are managed with the associated liabilities.

Barclays PLC Annual Report 2005	211

Notes to the accounts

For the year ended 31st December 2005

60 2004 Financial instruments (FRS 13)

The Group’s objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out in Note 54 under the heading ‘Financial Risk Management’. Short-term debtors and creditors are included in the following interest rate repricing and non-trading currency risk tables.

Interest rate sensitivity gap analysis

The table below summarises the repricing profiles of the Group’s non-trading book as at 31st December 2004. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date.

Interest rate repricing – as at 31st December 2004	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Non- interest bearing £m	Trading balances £m	Total £m
Interest rates sensitivity
Assets
Treasury bills and other eligible bills	500	144	26	41	–	–	–	–	5,947	6,658
Loans and advances to banks	1,855	143	7	403	12	3	–	258	77,951	80,632
Loans and advances to customers	110,267	6,522	8,019	12,739	5,653	3,134	4,956	78	111,041	262,409
Debt securities and equity shares	420	100	64	635	291	87	10	717	139,386	141,710
Other assets	899	–	–	–	–	–	–	22,064	23,809	46,772
Total assets	113,941	6,909	8,116	13,818	5,956	3,224	4,966	23,117	358,134	538,181
Liabilities
Deposits by banks	5,217	353	2	364	459	–	–	1	104,628	111,024
Customer accounts	125,575	1,580	1,516	998	78	33	208	15,590	71,914	217,492
Debt securities in issue	7,038	1,218	225	1,178	25	–	207	–	73,951	83,842
Other liabilities	–	–	–	–	–	–	–	20,629	76,153	96,782
Loan capital and other subordinated liabilities	2,523	432	108	25	849	3,853	4,487	–	–	12,277
Minority interests and shareholders’ equity	–	–	–	–	–	–	–	16,764	–	16,764
Internal funding of trading business	(21,620)	(1,073)	(523)	249	221	245	426	(9,413)	31,488	–
Total liabilities	118,733	2,510	1,328	2,814	1,632	4,131	5,328	43,571	358,134	538,181
Off-balance sheet items	(10,564)	(18,855)	3,257	9,488	10,654	4,762	1,258	–	–	–
Interest rate repricing gap	(15,356)	(14,456)	10,045	20,492	14,978	3,855	896	(20,454)	–	–
Cumulative gap	(15,356)	(29,812)	(19,767)	725	15,703	19,558	20,454	–	–	–

212	Barclays PLC Annual Report 2005

60 2004 Financial instruments (FRS 13) (continued)

Non-trading currency risk

Non-trading currency risk exposure arises principally from the Group’s investments in overseas branches and subsidiary and associates, principally in the United States, Japan and Europe. The Group’s structural currency exposures at 31st December 2004 were as follows:

	2004
Functional currency of the operation involved	Net investments in overseas operations £m	Borrowings which hedge the net investments £m	Remaining structural currency exposures £m
US Dollar	2,050	2,038	12
Yen	2,594	2,589	5
Euro	3,148	3,102	46
Other non-Sterling	753	332	421
Total	8,545	8,061	484

In accordance with Group policy, as at 31st December 2004, there were no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains and losses recognised in the profit and loss account.

Daily Value at Risk

The Daily Value at Risk (DVaR) methodology of estimating potential losses arising from the Group’s exposure to market risk is explained in Note 54 under the heading ‘Market Risk Management’. The models used in estimating potential losses are based on past movements and may not be indicative of future market conditions. The following table shows an analysis of DVaR for the market risk exposures in Barclays Capital as an average for the year and the high and low during the year.

	Year to 31st December 2004
	Average £m	High(a) £m	Low(a) £m
Interest rate risk	25.0	53.6	15.1
Credit spread risk	22.6	32.9	16.0
Foreign exchange risk	2.4	7.4	0.9
Equities risk	4.2	7.9	2.2
Commodities risk	6.0	14.4	2.2
Diversification effect	(25.9)	–	–
Total DVaR(b)	34.3	46.8	24.0

Notes

(a)	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. A corresponding diversification effect cannot be calculated and is therefore omitted from the above table.

(b)	The year-end total DVaR for 2004 was £31.9m.

Barclays PLC Annual Report 2005	213

Notes to the accounts

For the year ended 31st December 2005

60 2004 Financial instruments (FRS 13) (continued)

The hedging tables below summarise, firstly, the unrecognised gains and losses on hedges at 31st December 2004 and the movements therein during the year, and, secondly, the deferred gains and losses on hedges carried forward in the balance sheet at 31st December 2004, pending their recognition in the profit and loss account.

	2004
	Gains £m	Losses £m	Total net gains/ (losses) £m
Unrecognised gains and losses on hedges
At 1st January	2,752	(2,715)	37
(Gains)/losses arising in previous years that were recognised in 2004	(1,240)	1,122	(118)
Brought forward gains/(losses) not recognised in 2003	1,512	(1,593)	(81)
Gains/(losses) arising in 2004 that were not recognised in 2004	849	(824)	25
At 31st December	2,361	(2,417)	(56)
Of which:
Gains/(losses) expected to be recognised in 2005 or later	570	(324)	246
Gains/(losses) expected to be recognised in 2006 or later	1,791	(2,093)	(302)
Deferred gains and losses on hedges carried forward in the balance sheet
At 1st January	41	(92)	(51)
Deferred (gains)/losses brought forward that were recognised in income in 2004	(32)	55	23
Brought forward deferred gains/(losses) not recognised in 2004	9	(37)	(28)
Gains/(losses) that became deferred in 2004	174	(172)	2
At 31st December	183	(209)	(26)
Of which:
Gains/(losses) expected to be recognised in income in 2005 or later	61	(66)	(5)
Gains/(losses) expected to be recognised in income in 2006 or later	122	(143)	(21)

Where a non-trading derivative no longer represents a hedge because the underlying non-trading asset, liability or position has been derecognised or transferred into a trading portfolio, it is restated at fair value and any resultant gains or losses taken directly to the profit and loss account. Gains of £354m and losses of £427m were recognised in the year to 31st December 2004.

214	Barclays PLC Annual Report 2005

60 2004 Financial instruments (FRS 13) (continued)

Derivatives held or issued for trading purposes

The tables set out below analyse the notional principal amounts and fair values (which, after netting, are the book values) or trading instruments entered into with third parties. Non-cash collateral held that reduced the credit risk in respect of derivative instruments at 31st December 2004, but did not meet the offset criteria amounted to £1,568m.

Year ended 31st December 2004	Contract amount £m	Fair value		Average fair value
		Asset £m	Liabilities £m	Asset £m	Liabilities £m
Foreign exchange derivatives
Forward foreign exchange	379,375	6,797	7,793	5,694	4,792
Currency swaps	263,727	11,287	11,750	7,476	7,677
OTC options bought and sold	169,150	1,982	1,933	2,346	1,807
Total OTC derivatives	812,252	20,066	21,476	15,516	14,276
Exchange traded futures – bought and sold	321	–	–	–	14
Total	812,573	20,066	21,476	15,516	14,290
Interest rate derivatives
Swaps	5,236,145	53,782	51,511	46,611	44,669
Forward rate agreements	871,939	265	208	218	189
OTC options bought and sold	1,720,881	9,132	8,912	7,857	7,626
Total OTC derivatives	7,828,965	63,179	60,631	54,686	52,484
Exchange traded futures – bought and sold	1,029,595	–	–	–	–
Exchange traded options – bought and sold	476,446	–	–	–	–
Exchange traded – swaps	1,761,192	–	–	–	–
Total	11,096,198	63,179	60,631	54,686	52,484
Credit derivatives
Swaps	186,275	1,444	1,186	513	509
Equity and stock index derivatives
OTC options bought and sold	107,328	4,161	5,068	3,051	3,873
Equity swaps and forwards	12,367	269	182	164	182
Total OTC derivatives	119,695	4,430	5,250	3,215	4,055
Exchange traded futures – bought and sold	33,366	–	–	–	–
Exchange traded options – bought and sold	26,029	–	–	–	–
Total	179,090	4,430	5,250	3,215	4,055
Commodity derivatives
OTC options bought and sold	43,057	1,398	1,184	887	769
Commodity swaps and forwards	82,725	3,557	3,596	3,216	3,315
Total OTC derivatives	125,782	4,955	4,780	4,103	4,084
Exchange traded futures – bought and sold	11,764	–	–	–	–
Exchange traded options – bought and sold	2,863	–	–	–	–
Total	140,409	4,955	4,780	4,103	4,084
Total trading derivatives		94,074	93,323
Effect of netting		(69,919)	(69,919)
Allowable offset – cash collateral		(5,981)	(5,395)
Balances arising from off-balance sheet financial instruments		18,174	18,009

Barclays PLC Annual Report 2005	215

Notes to the accounts

For the year ended 31st December 2005

60 2004 Financial instruments (FRS 13) (continued)

Derivative financial instruments held for the purposes of managing non-trading exposures

The following table, which includes only the derivative components of the Group’s hedging programme, summarises the nominal values, fair values and book values of derivatives held for the purpose of managing non-trading exposures. Included in the amounts below were £10,295m contract amount of foreign exchange derivatives and £151,957m of interest rate derivatives which were made for asset and liability management purposes with independently managed dealing units of the Group.

	2004
	Contract or underlying principal amount £m	Year-end positive fair value £m	Year-end negative fair value £m	Year-end positive book value £m	Year-end negative book value £m
Foreign exchange derivatives
Forward foreign exchange	1,480	25	14	17	2
Currency swaps	10,841	211	842	181	355
OTC derivatives	12,321	236	856	198	357
Total	12,321	236	856	198	357
Interest rate derivatives
Swaps	174,382	2,806	2,039	1,015	663
Forward rate agreements	22,039	5	5	–	5
OTC options bought and sold	4,080	41	78	3	2
OTC derivatives	200,501	2,852	2,122	1,018	670
Total	200,501	2,852	2,122	1,018	670
Credit derivatives	5,133	8	31	4	2
Equity, stock index, commodity and precious metals derivatives	1,536	70	23	3	4
The nominal amounts of OTC foreign exchange derivatives held to manage the non-trading exposure of the Group analysed by currency and final maturity are as follows:
		2004
		One year or less £m	Over one year but not more than five years £m	Over five years £m	Total £m
£/euro		352	698	–	1,050
£/yen		905	3,657	–	4,562
£/United States Dollar		194	5,205	520	5,919
United States Dollar/euro		105	130	–	235
United States Dollar/Yen		22	–	148	170
United States Dollar/South African Rand		176	–	–	176
Yen/euro		28	28	–	56
Other		104	49	–	153
Total		1,886	9,767	668	12,321

216	Barclays PLC Annual Report 2005

60 2004 Financial instruments (FRS 13) (continued)

Maturity of notional principal amounts as at 31st December 2004

At 31st December 2004, the notional principal amounts, by residual maturity, of the Group’s trading and non-trading derivatives were as follows:

	One year or less £m	Over one year but not more than five years £m	Over five years £m	Total £m
Foreign exchange derivatives
Forward foreign exchange	360,272	18,971	1,612	380,855
Currency swaps	42,220	144,184	88,164	274,568
OTC options bought and sold	144,162	22,014	2,974	169,150
OTC derivatives	546,654	185,169	92,750	824,573
Exchange traded futures – bought and sold	321	–	–	321
Total	546,975	185,169	92,750	824,894
Interest rate derivatives
Swaps	2,509,842	1,798,816	1,101,869	5,410,527
Forward rate agreements	813,813	80,101	64	893,978
OTC options bought and sold	1,049,865	512,811	162,285	1,724,961
OTC derivatives	4,373,520	2,391,728	1,264,218	8,029,466
Exchange traded futures – bought and sold	606,849	418,939	3,807	1,029,595
Exchange traded options – bought and sold	430,147	46,299	–	476,446
Exchange traded swaps	221,538	861,585	678,069	1,761,192
Total	5,632,054	3,718,551	1,946,094	11,296,699
Credit derivatives
Swaps	5,307	136,049	50,052	191,408
Equity and stock index derivatives
OTC options bought and sold	35,182	70,665	9,675	115,522
Equity swaps and forwards	3,122	2,302	285	5,709
OTC derivatives	38,304	72,967	9,960	121,231
Exchange traded futures – bought and sold	33,362	4	–	33,366
Exchange traded options – bought and sold	15,495	9,904	630	26,029
Total	87,161	82,875	10,590	180,626
Commodity derivatives
OTC options bought and sold	14,060	25,539	3,458	43,057
Commodity swaps and forwards	44,806	35,551	2,368	82,725
OTC derivatives	58,866	61,090	5,826	125,782
Exchange traded futures – bought and sold	9,237	2,407	120	11,764
Exchange traded options – bought and sold	1,303	1,560	–	2,863
Total	69,406	65,057	5,946	140,409

Barclays PLC Annual Report 2005	217

Notes to the accounts

For the year ended 31st December 2005

60 2004 Financial instruments (FRS 13) (continued)

Maturity analyses of replacement cost and counterparty analyses of net replacement cost

The fair value of a derivative contract represents the amount at which that contract could be exchanged in an arms-length transaction, calculated at market rates current at the balance sheet date. The totals of positive and negative fair values arising on trading derivatives at the balance sheet date have been netted where the Group has a legal right of offset with the relevant counterparty. The total positive fair value after permitted netting equates to net replacement cost.

The residual replacement cost by maturity and net replacement cost by counterparty analyses of OTC and non-margined exchange traded derivatives held for trading and non-trading purposes at 31st December 2004 are as follows:

	2004
	One year or less £m	Over one year but not more than five years £m	Over five years £m	Total £m
Replacement cost by residual maturity
Foreign exchange derivatives	9,285	6,886	4,320	20,491
Interest rate derivatives	6,121	23,130	34,701	63,952
Equity and stock index derivatives	1,750	2,312	394	4,456
Commodity derivatives	1,791	2,899	265	4,955
Credit derivatives	22	1,098	332	1,452
Total	18,969	36,325	40,012	95,306

				2004 £m
Net replacement cost by counterparty
Central Banks				2,563
Banks and other financial institutions				7,043
Other corporate and public bodies				9,552
Total				19,158

Potential credit risk exposure

The potential credit risk exposure for each product equals net replacement cost as reduced by the fair value of collateral provided by the counterparty.

At 31st December 2004, the potential credit risk exposures in respect of the Group’s trading and non-trading OTC derivatives were not significantly different to net replacement cost.

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

These estimation techniques are necessarily subjective in nature and involve several assumptions. There have been no significant changes in the estimation techniques or the methodology used compared with those used in the prior year.

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

218	Barclays PLC Annual Report 2005

60 2004 Financial instruments (FRS 13) (continued)

The following table shows the carrying amount and the fair value of the Group’s financial instruments:

			2004
	Notes		Carrying amount £m	Fair value £m
Assets
Cash and balances at central banks	(a	)	1,753	1,753
Items in course of collection from other banks	(a	)	1,772	1,772
Treasury bills and other eligible bills	(a	)	6,658	6,658
Loans and advances to banks	(c	)	80,632	80,628
Loans and advances to customers	(d	)	262,409	262,567
Debt securities	(e	)	130,311	130,529
Equity shares	(e	)	11,399	11,619
Derivatives	(b	)	19,397	21,340
London Metal Exchange warrants and other metals trading positions	(a	)	952	952
Liabilities
Deposits by Banks and customers’ accounts	(f	)	328,516	328,522
Debt securities in issue	(g	)	83,842	83,936
Items in course of collection due to other banks	(a	)	1,205	1,205
Undated loan capital	(h	)	6,149	6,946
Dated loan capital	(h	)	6,128	6,483
Short positions in securities	(e	)	53,903	53,904
Derivatives	(b	)	19,042	21,041

Notes

(a)	Financial assets and financial liabilities where fair value approximates carrying value because they are either (i) carried at market value or (ii) have minimal credit losses and are either short-term in nature or repriced frequently.

(b)	Derivatives held for trading purposes are carried at fair value. Derivatives held for non-trading purposes are accounted for in accordance with the accounting treatment of the underlying transaction or transactions being hedged. The fair value of these instruments is estimated using market prices or pricing models consistent with the methods used for valuing similar instruments used for trading purposes.

(c)	Within this calculation, the fair value for loans and advances to banks was estimated using discounted cash flows, applying either market rates, where practicable, or rates currently offered by other financial institutions for placings with similar characteristics.

(d)	The Group provides lending facilities of varying rates and maturities to corporate and personal customers. In estimating the fair value of such instruments, the fair value of personal and corporate loans subject to variable interest rates is considered to approximate the carrying value.

The fair value of such instruments subject to fixed interest rates was eliminated by discounting cash flows using market rates or rates normally offered by the Group.

(e)	The valuation of listed securities and investments is at quoted market prices and that of unlisted securities and investments is based on the Director’s estimate, which takes into consideration discounted cash flows, price earnings ratios and other suitable valuation techniques.

(f)	Fair values of deposit liabilities payable on demand (interest free, interest bearing and savings deposits) approximate their carrying value. The fair value of all other deposits and other borrowings was estimated using discounted cash flows, applying either market rates, where practicable, or rates currently offered by the Group for deposits of similar remaining maturities.

(g)	Fair values of short-term debt securities in issue are approximately equal to their carrying amount. Fair values of other debt securities in issue are based on quoted prices where available, or where these are unavailable, are estimated using other valuation techniques.

(h)	The estimated fair values for dated and undated convertible and non-convertible loan capital were based upon quoted market rates for the issue concerned or equivalent issues with similar terms and conditions.

(i)	The Group considers that, given the lack of an established market, the diversity of fee structures and the difficulty of separating the value of the instruments from the value of the overall transaction, it is not meaningful to provide an estimate of the fair value of financial commitments and contingent liabilities.

Barclays PLC Annual Report 2005	219

Notes to the accounts

For the year ended 31st December 2005

61 Segmental reporting

Business segments

The Group reports the results of its operations through eight business segments: UK Banking, Barclays Capital, Barclays Global Investors, Wealth Management, Wealth Management – closed life assurance activities, Barclaycard, International Retail and Commercial Banking, and Head office functions and other operations.

UK Banking provides banking solutions to Barclays UK retail and business banking customers. Wealth Management provides banking and asset management services to affluent and high net worth clients. Barclaycard provides credit card services across Europe and the United States. International Retail and Commercial Banking provides banking services to personal and corporate customers in Europe, the Caribbean, Africa and the Middle East. Barclays Capital conducts the Group’s investment banking business providing corporate, institutional and government clients with financing and risk management products. Barclays Global Investors provides investment management products and services to international institutional clients. Head office functions and other operations comprise all the Group’s central function costs and other central items including businesses in transition.

All transactions between business segments are conducted on an arm’s length basis. Internal charges and transfer pricing adjustments are reflected in the performance of each business. Head office functions and other operations contains a centralised treasury function, which deals with the Group’s funding requirements. The funding requirements of each business segment reflects funding at market rates and not internally generated transfer prices and is therefore not separately disclosed within inter-segment net income.

As at 31st December 2005	UK Banking £m	Barclays Capital £m	Barclays Global Investors £m	Wealth Management £m	Wealth Management – closed life assurance activities £m	Barclaycard £m	International Retail and Commercial Banking £m	Head office functions and other operations £m	Total £m
Income from external customers, net of insurance claims	6,012	4,153	1,320	928	121	2,682	2,081	36	17,333
Inter-segment income	33	117	–	–	–	80	–	(230)	–
Total income net of insurance claims	6,045	4,270	1,320	928	121	2,762	2,081	(194)	17,333
Impairment charge and other credit provisions	(344)	(103)	–	(2)	–	(1,098)	(33)	9	(1,571)
Segment expenses – external	(2,529)	(2,901)	(769)	(676)	(105)	(816)	(1,378)	(1,353)	(10,527)
Inter-segment expenses	(714)	6	(10)	(78)	(22)	(162)	(26)	1,006	–
Total expenses	(3,243)	(2,895)	(779)	(754)	(127)	(978)	(1,404)	(347)	(10,527)
Share of post-tax results of associates and joint ventures	(3)	–	1	–	–	1	46	–	45
Business segment performance before tax	2,455	1,272	542	172	(6)	687	690	(532)	5,280
Additional information
Depreciation and amortisation	53	99	10	10	–	41	111	117	441
Impairment loss – intangible assets	–	–	–	–	–	6	3	–	9
Capital expenditure(a)	67	178	155	14	–	165	2,693	194	3,466
Investments in associates and joint ventures	31	20	–	–	–	80	415	–	546
Total assets	141,190	581,865	80,900	6,094	7,276	25,771	73,589	7,672	924,357
Total liabilities	147,060	552,466	80,115	24,775	7,181	1,559	54,709	32,062	899,927

Note

(a)	Capital expenditure comprises purchased goodwill, intangible assets and property, plant and equipment acquired during the year.

220	Barclays PLC Annual Report 2005

61 Segmental reporting (continued)

As at 31st December 2004	UK Banking £m	Barclays Capital £m	Barclays Global Investors £m	Wealth Management £m	Wealth Management – closed life assurance activities £m	Barclaycard £m	International Retail and Commercial Banking £m	Head office functions and other operations £m	Total £m
Income from external customers, net of insurance claims	5,466	3,312	893	839	91	2,599	892	16	14,108
Inter-segment income	192	63	–	–	–	(192)	–	(63)	–
Total income net of insurance claims	5,658	3,375	893	839	91	2,407	892	(47)	14,108

Impairment charge and other credit provisions	(199)	(102)	–	1	–	(761)	(31)	(1)	(1,093)

Segment expenses – external	(2,480)	(2,256)	(556)	(619)	(143)	(668)	(585)	(1,229)	(8,536)
Inter-segment expenses	(761)	3	–	(111)	–	(139)	(32)	1,040	–
Total expenses	(3,241)	(2,253)	(556)	(730)	(143)	(807)	(617)	(189)	(8,536)

Share of post-tax results of associates and joint ventures	5	–	(2)	–	–	4	49	–	56

Profit on disposal of associates and joint ventures	42	–	1	–	–	–	–	2	45
Business segment performance before tax	2,265	1,020	336	110	(52)	843	293	(235)	4,580
Additional information
Depreciation and amortisation	62	73	7	9	–	25	26	117	319
Impairment loss – intangible assets	–	–	–	3	–	4	2	–	9
Capital expenditure(a)	137	146	51	24	–	207	33	230	828
Investments in associates and joint ventures	63	–	–	–	–	–	366	–	429

Total assets	122,380	346,901	968	5,616	6,425	23,367	28,505	4,019	538,181
Total liabilities	121,423	325,405	486	22,881	6,869	1,257	17,754	25,342	521,417

Geographic segments
Year ended 31st December 2005				United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
Total income net of insurance claims				10,697	1,995	2,421	1,445	775	17,333
Total assets (by location of asset)				348,703	196,965	230,200	48,803	99,686	924,357
Capital expenditure (by location of asset)(a)				449	119	276	2,586	36	3,466
Year ended 31st December 2004				United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
Total income net of insurance claims				9,830	1,793	1,551	348	586	14,108
Total assets (by location of asset)				215,451	115,258	142,655	4,690	60,127	538,181
Capital expenditure (by location of asset)(a)				505	6	259	32	26	828

Note

(a)	Capital expenditure comprises purchased goodwill, intangible assets and property, plant and equipment acquired during the year.

Barclays PLC Annual Report 2005	221

Notes to the accounts

For the year ended 31st December 2005

62 First-time adoption of International Financial Reporting Standards (IFRS)

The pages that follow contain detailed reconciliations of UK GAAP to IFRS in accordance with IFRS 1. The reconciliations contain two columns for each period as well as the UK GAAP and IFRS results. The reclassify column includes reclassification and reanalysis of amounts from their UK GAAP profit and loss account and balance sheet lines to the appropriate IFRS income statement and balance sheet lines. The remeasure column sets out the effects of the recognition and measurement changes required by the transition to IFRS. The remeasure columns are further analysed into the type of adjustment.

Differences between UK GAAP and IFRS provide more information on each type of adjustment and are referenced in the remeasure analysis.

Income statement

        Full-year ended 31st December 2004
Remeasure analysis

        Full-year ended 31st December 2004

Balance sheets

        As at 1st January 2005 – assets

        As at 31st December 2004 – assets

        As at 1st January 2004 – assets

        As at 1st January 2005 – liabilities

        As at 31st December 2004 – liabilities

        As at 1st January 2004 – liabilities

        As at 1st January 2005 – shareholders’ equity

        As at 31st December 2004 – shareholders’ equity

        As at 1st January 2004 – shareholders’ equity

Remeasure analysis

        As at 1st January 2005 – assets

        As at 1st January 2005 – liabilities

        As at 1st January 2005 – shareholders’ equity

        As at 31st December 2004 –assets

        As at 31st December 2004 – liabilities

        As at 31st December 2004 – shareholders’ equity

        As at 1st January 2004 – assets

        As at 1st January 2004 – liabilities

        As at 1st January 2004 – shareholders’ equity

222	Barclays PLC Annual Report 2005

62 First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Income statement reconciliations for year ending 31st December 2004

	Full-year ended 31st December 2004
	UK GAAP £m	Reclassify £m	Remeasure £m	IFRS £m
Interest income	13,665	–	215	13,880
Interest expense	(6,823)	–	(224)	(7,047)
Net interest income	6,842	–	(9)	6,833
Fee and commission income	5,672	–	(163)	5,509
Fee and commission expense	(706)	–	44	(662)
Net fee and commission income	4,966	–	(119)	4,847
Dealing profits	1,493	(1,493)	–	–
Net trading income	–	1,493	(6)	1,487
Net investment income	–	287	740	1,027
Principal transactions	–	1,780	734	2,514
Net premiums from insurance contracts	–	211	831	1,042
Other operating income	644	(498)	(15)	131
Total operating income	13,945	–	1,422	15,367
Impairment loss on loans and advances and other credit risk provisions	(1,091)	(2)	–	(1,093)
Provisions for contingent liabilities and commitments	(2)	2	–	–
Net operating income	12,852	–	1,422	14,274
Net claims and benefits on insurance contracts	–	–	(1,259)	(1,259)
Operating expenses	–	(8,350)	(186)	(8,536)
Administrative expenses – staff costs	(4,998)	4,998	–	–
Administrative expenses – other	(2,758)	2,758	–	–
Depreciation and goodwill amortisation	(594)	594	–	–
Share of results of associates and joint ventures	56	(10)	10	56
Exceptional items	45	(45)	–	–
Profit on disposal of associates and joint ventures	–	45	–	45
Profit before tax	4,603	(10)	(13)	4,580
Tax	(1,289)	10	–	(1,279)
Dividends	(1,538)	–	1,538	–
Profit for the year	1,776	–	1,525	3,301
Profit attributable to minority interests	46	–	1	47
Profit attributable to shareholders	1,730	–	1,524	3,254
Net profit	1,776	–	1,525	3,301

Barclays PLC Annual Report 2005	223

Notes to the accounts

For the year ended 31st December 2005

62 First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Analysis of remeasure column in income statement reconciliation for full-year to 31st December 2004

	Full-year 31st December 2004
Notes	Consolidation (a) £m	Life assurance (b) £m	Goodwill (d) £m	Share-based payments (e) £m	Pensions (f) £m
Interest income	228	–	–	–	–
Interest expense	(219)	–	–	–	–
Net interest income	9	–	–	–	–
Fee and commission income	(90)	(51)	–	–	–
Fee and commission expense	44	–	–	–	–
Net fee and commission income	(46)	(51)	–	–	–
Dealing profits	–	–	–	–	–
Net trading income	(6)	–	–	–	–
Net investment income	4	717	–	–	–
Principal transactions	(2)	717	–	–	–
Net premiums from insurance contracts	151	680	–	–	–
Other operating income	14	(47)	–	–	–
Total operating income	126	1,299	–	–	–
Impairment loss on loans and advances and other credit risk provisions	–	–	–	–	–
Provisions for contingent liabilities and commitments	–	–	–	–	–
Net operating income	126	1,299	–	–	–
Net claims and benefits on insurance contracts	(51)	(1,208)	–	–	–
Operating expenses	(74)	(142)	293	(49)	(174)
Administrative expenses – staff costs	–	–	–	–	–
Administrative expenses – other	–	–	–	–	–
Depreciation and goodwill amortisation	–	–	–	–	–
Share of results of associates and joint ventures	–	–	7	–	–
Exceptional items	–	–	–	–	–
Profit on disposal of associates and joint ventures	–	–	–	–	–
Profit before tax	1	(51)	300	(49)	(174)
Tax	–	(64)	–	–	52
Dividends	–	–	–	–	–
Profit for the year	1	(115)	300	(49)	(122)
Profit attributable to minority interests	1	–	–	–	–
Profit attributable to shareholders	–	(115)	300	(49)	(122)
Net profit	1	(115)	300	(49)	(122)

224	Barclays PLC Annual Report 2005

	Full-year 31st December 2004
Notes	Intangible assets (g) £m	Financial guarantees (h) £m	Leasing (i) £m	Dividends (j) £m	Other £m	Total remeasure £m
Interest income	–	18	(31)	–	–	215
Interest expense	–	–	(5)	–	–	(224)
Net interest income	–	18	(36)	–	–	(9)
Fee and commission income	–	(17)	(5)	–	–	(163)
Fee and commission expense	–	–	–	–	–	44
Net fee and commission income	–	(17)	(5)	–	–	(119)
Dealing profits	–	–	–	–	–	–
Net trading income	–	–	–	–	–	(6)
Net investment income	–	–	21	–	(2)	740
Principal transactions	–	–	21	–	(2)	734
Net premiums from insurance contracts	–	–	–	–	–	831
Other operating income	–	–	18	–	–	(15)
Total operating income	–	1	(2)	–	(2)	1,422
Impairment loss on loans and advances and other credit risk provisions	–	–	–	–	–	–
Provisions for contingent liabilities and commitments	–	–	–	–	–	–
Net operating income	–	1	(2)	–	(2)	1,422
Net claims and benefits on insurance contracts	–	–	–	–	–	(1,259)
Operating expenses	(31)	–	(9)	–	–	(186)
Administrative expenses – staff costs	–	–	–	–	–	–
Administrative expenses – other	–	–	–	–	–	–
Depreciation and goodwill amortisation	–	–	–	–	–	–
Share of results of associates and joint ventures	–	–	–	–	3	10
Exceptional items	–	–	–	–	–	–
Profit on disposal of associates and joint ventures	–	–	–	–	–	–
Profit before tax	(31)	1	(11)	–	1	(13)
Tax	9	–	3	–	–	–
Dividends	–	–	–	1,538	–	1,538
Profit for the year	(22)	1	(8)	1,538	1	1,525
Profit attributable to minority interests	–	–	–	–	–	1
Profit attributable to shareholders	(22)	1	(8)	1,538	1	1,524
Net profit	(22)	1	(8)	1,538	1	1,525

Barclays PLC Annual Report 2005	225

Notes to the accounts

For the year ended 31st December 2005

62 First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Balance sheet – assets reconciliation as at periods from 1st January 2004 – 1st January 2005

	1st January 2005
Assets	IFRS (except IAS 32/39 & IFRS 4) £m	Reclassify £m	Remeasure £m	IFRS £m
Cash and balances at central banks	1,753	–	1,485	3,238
Items in the course of collection from other banks	1,772	–	–	1,772
Treasury bills and other eligible bills	6,658	(6,658)	–	–
Trading portfolio assets	–	112,356	(2,323)	110,033
Non-trading financial instruments fair valued through profit and loss:
– held on own account	–	–	9,799	9,799
– held in respect of linked liabilities to customers under investment contracts	–	–	63,124	63,124
Derivative financial instruments	–	17,958	76,253	94,211
Loans and advances to banks	80,632	(60,804)	5,900	25,728
Loans and advances to customers	262,409	(64,408)	9,258	207,259
Debt securities	130,311	(130,311)	–	–
Equity shares	11,399	(11,399)	–	–
Available for sale financial investments	–	46,523	1,574	48,097
Reverse repurchase agreements and cash collateral on securities borrowed	–	119,399	20,175	139,574
Other assets	25,915	(21,812)	(456)	3,647
Insurance assets, including unit-linked assets	8,576	(844)	(7,623)	109
Investments in associates and joint ventures	429	–	–	429
Goodwill	4,518	–	–	4,518
Intangible assets	139	–	–	139
Property, plant and equipment	2,282	–	–	2,282
Prepayments and accrued income	–	–	–	–
Deferred tax assets	1,388	–	253	1,641
Retail life-fund assets attributable to policyholders	–	–	–	–
Total assets	538,181	–	177,419	715,600

Balance sheet – liabilities reconciliation as at periods from 1st January 2004 – 1st January 2005
	1st January 2005
Liabilities	IFRS (except IAS 32/39 & IFRS 4) £m	Reclassify £m	Remeasure £m	IFRS £m
Deposits from banks	111,024	(42,390)	6,101	74,735
Items in the course of collection due to other banks	1,205	–	–	1,205
Customer accounts	217,492	(34,078)	11,064	194,478
Trading portfolio liabilities	–	53,903	5,211	59,114
Non-trading financial instruments fair valued through profit and loss:
– held on own account	–	–	5,320	5,320
Liabilities to customers under investment contracts	–	–	64,609	64,609
Derivative financial instruments	–	18,289	76,140	94,429
Debt securities in issue	83,842	273	(7,961)	76,154
Repurchase agreements and cash collateral on securities lent	–	78,351	20,231	98,582
Other liabilities	82,936	(74,567)	1,500	9,869
Accruals and deferred income	–	–	–	–
Current tax liabilities	621	–	–	621
Insurance contract liabilities including unit-linked liabilities	8,377	–	(4,781)	3,596
Subordinated liabilities:
– undated loan capital – non-convertible	6,149	98	(2,039)	4,208
– dated loan capital – convertible to preference shares	15	–	–	15
– dated loan capital – non-convertible	6,113	121	149	6,383
Deferred tax liabilities	1,362	–	35	1,397
Other provisions for liabilities	416	–	(13)	403
Dividend	–	–	–	–
Retirement benefit liabilities	1,865	–	–	1,865
Retail life-fund liabilities to policyholders	–	–	–	–
Total liabilities	521,417	–	175,566	696,983

226	Barclays PLC Annual Report 2005

	31st December 2004				1st January 2004
Assets	UK GAAP £m	Reclassify £m	Remeasure £m	IFRS £m	UK GAAP £m	Reclassify £m	Remeasure £m	IFRS £m
Cash and balances at central banks	1,753	–	–	1,753	1,726	–	–	1,726
Items in the course of collection from other banks	1,772	–	–	1,772	2,006	–	–	2,006
Treasury bills and other eligible bills	6,658	–	–	6,658	7,177	–	–	7,177
Trading portfolio assets	–	–	–	–	–	–	–	–
Non-trading financial instruments fair valued through profit and loss:
– held on own account	–	–	–	–	–	–	–	–
– held in respect of linked liabilities to customers under investment contracts	–	–	–	–	–	–	–	–
Derivative financial instruments	–	–	–	–	–	–	–	–
Loans and advances to banks	75,131	–	5,501	80,632	61,924	–	5,069	66,993
Loans and advances to customers	254,946	–	7,463	262,409	226,819	–	3,953	230,772
Debt securities	127,428	–	2,883	130,311	97,393	–	2,503	99,896
Equity shares	12,166	–	(767)	11,399	7,859	–	(765)	7,094
Available for sale financial investments	–	–	–	–	–	–	–	–
Reverse repurchase agreements and cash collateral on securities borrowed	–	–	–	–	–	–	–	–
Other assets	22,154	5,078	(1,317)	25,915	19,736	3,921	(929)	22,728
Insurance assets, including unit-linked assets	–	8,378	198	8,576	–	8,077	197	8,274
Investments in associates and joint ventures	409	–	20	429	428	–	10	438
Goodwill	–	4,295	223	4,518	–	4,406	(13)	4,393
Intangible assets	4,295	(4,295)	139	139	4,406	(4,406)	64	64
Property, plant and equipment	1,921	–	361	2,282	1,790	–	333	2,123
Prepayments and accrued income	5,078	(5,078)	–	–	3,921	(3,921)	–	–
Deferred tax assets	–	–	1,388	1,388	–	–	1,348	1,348
Retail life-fund assets attributable to policyholders	8,378	(8,378)	–	–	8,077	(8,077)	–	–
Total assets	522,089	–	16,092	538,181	443,262	–	11,770	455,032

	31st December 2004				1st January 2004
Liabilities	UK GAAP £m	Reclassify £m	Remeasure £m	IFRS £m	UK GAAP £m	Reclassify £m	Remeasure £m	IFRS £m
Deposits from banks	111,024	–	–	111,024	94,092	–	–	94,092
Items in the course of collection due to other banks	1,205	–	–	1,205	1,286	–	–	1,286
Customer accounts	217,718	–	(226)	217,492	184,868	–	(72)	184,796
Trading portfolio liabilities	–	–	–	–	–	–	–	–
Non-trading financial instruments fair valued through profit and loss:
– held on own account	–	–	–	–	–	–	–	–
Liabilities to customers under investment contracts	–	–	–	–	–	–	–	–
Derivative financial instruments	–	–	–	–	–	–	–	–
Debt securities in issue	67,806	–	16,036	83,842	49,569	–	11,900	61,469
Repurchase agreements and cash collateral on securities lent	–	–	–	–	–	–	–	–
Other liabilities	75,981	6,582	373	82,936	69,000	4,983	85	74,068
Accruals and deferred income	6,582	(6,582)	–	–	4,983	(4,983)	–	–
Current tax liabilities	584	–	37	621	497	–	17	514
Insurance contract liabilities including unit-linked liabilities	–	8,378	(1)	8,377	–	8,077	(54)	8,023
Subordinated liabilities:
– undated loan capital – non-convertible	6,149	–	–	6,149	6,310	–	–	6,310
– dated loan capital – convertible to preference shares	15	–	–	15	17	–	–	17
– dated loan capital – non-convertible	6,113	–	–	6,113	6,012	–	–	6,012
Deferred tax liabilities	738	–	624	1,362	646	–	611	1,257
Other provisions for liabilities	467	–	(51)	416	369	–	11	380
Dividend	1,011	–	(1,011)	–	879	–	(879)	–
Retirement benefit liabilities	–	–	1,865	1,865	–	–	1,885	1,885
Retail life-fund liabilities to policyholders	8,378	(8,378)	–	–	8,077	(8,077)	–	–
Total liabilities	503,771	–	17,646	521,417	426,605	–	13,504	440,109

Barclays PLC Annual Report 2005	227

Notes to the accounts

For the year ended 31st December 2005

62 First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Balance sheet – shareholders’ equity reconciliation as at periods from 1st January 2004 – 1st January 2005

	1st January 2005
Shareholders’ equity	IFRS (except IAS 32/39 & IFRS 4) £m	Reclassify £m	Remeasure £m	IFRS £m

Called up share capital	1,614	–	–	1,614
Share premium account	5,524	–	–	5,524
Less: Treasury shares	(119)	–	–	(119)
Available for sale reserve	–	–	314	314
Revaluation reserve	–	–	–	–
Cash flow hedging reserve	–	–	302	302
Capital redemption reserve	309	–	–	309
Other capital reserve	617	–	–	617
Translation reserve	(58)	–	–	(58)
Retained earnings	7,983	–	(1,199)	6,784
Shareholders’ equity excluding minority interests	15,870	–	(583)	15,287
Minority interests	894	–	2,436	3,330
Total shareholders’ equity	16,764	–	1,853	18,617
Total liabilities and shareholders’ equity	538,181	–	177,419	715,600

Analysis of remeasure column in balance sheet – assets as at 1st January 2005

	As at 1st January 2005
Notes Assets	Derivatives, financial instruments and hedge accounting (n),(o) £m	Netting (p) £m	Capital instruments (q) £m	Loan impairment (r) £m
Cash and balances at central banks	–	–	–	–
Items in the course of collection from other banks	–	–	–	–
Treasury bills and other eligible bills	–	–	–	–
Trading portfolio assets	(3,216)	5,211	–	–
Non-trading financial instrument fair valued through profit and loss:
– held on own account	7,063	–	–	–
– held in respect of linked liabilities to customers under investment contracts	–	–	–	–
Derivative financial instruments	354	75,899	–	–
Loans and advances to banks	–	5,602	–	(1)
Loans and advances to customers	(3,661)	12,957	1	(23)
Debt securities	–	–	–	–
Equity securities	–	–	–	–
Available for sale financial investments	819	–	–	–
Reverse repurchase agreements and cash collateral on securities borrowed	–	20,175	–	–
Other assets	(448)	23	–	–
Insurance assets, including unit-linked assets	–	–	–	–
Investments in associates and joint ventures	–	–	–	–
Goodwill	–	–	–	–
Intangible assets	–	–	–	–
Property, plant and equipment	–	–	–	–
Prepayments and accrued income	–	–	–	–
Deferred tax assets	92	–	2	–
Retail life-fund assets attributable to policyholders	–	–	–	–
Total assets	1,003	119,867	3	(24)

228	Barclays PLC Annual Report 2005

	31st December 2004				1st January 2004
Shareholders’ equity	UK GAAP £m	Reclassify £m	Remeasure £m	IFRS £m	UK GAAP £m	Reclassify £m	Remeasure £m	IFRS £m
Called up share capital	1,614	–	–	1,614	1,642	–	–	1,642
Share premium account	5,524	–	–	5,524	5,417	–	–	5,417
Less: Treasury shares	–	(119)	–	(119)	–	(84)	–	(84)
Available for sale reserve	–	–	–	–	–	–	–	–
Revaluation reserve	24	(24)	–	–	24	(24)	–	–
Cash flow hedging reserve	–	–	–	–	–	–	–	–
Capital redemption reserve	309	–	–	309	274	–	–	274
Other capital reserve	617	–	–	617	617	–	–	617
Translation reserve	–	(58)	–	(58)	–	–	–	–
Retained earnings	9,329	201	(1,547)	7,983	8,400	108	(1,734)	6,774
Shareholders’ equity excluding minority interests	17,417	–	(1,547)	15,870	16,374	–	(1,734)	14,640
Minority interests	901	–	(7)	894	283	–	–	283
Total shareholders’ equity	18,318	–	(1,554)	16,764	16,657	–	(1,734)	14,923
Total liabilities and shareholders’ equity	522,089	–	16,092	538,181	443,262	–	11,770	455,032

	As at 1st January 2005
Notes Assets	Effective interest (s) £m	Insurance contracts (t) £m	Derecognition and financial liabilities (u) £m	Other £m	Total remeasure £m
Cash and balances at central banks	–	1,485	–	–	1,485
Items in the course of collection from other banks	–	–	–	–	–
Treasury bills and other eligible bills	–	–	–	–	–
Trading portfolio assets	–	–	(4,318)	–	(2,323)
Non-trading financial instrument fair valued through profit and loss:
– held on own account	–	2,736	–	–	9,799
– held in respect of linked liabilities to customers under investment contracts	–	63,124	–	–	63,124
Derivative financial instruments	–	–	–	–	76,253
Loans and advances to banks	–	–	299	–	5,900
Loans and advances to customers	(16)	–	–	–	9,258
Debt securities	–	–	–	–	–
Equity securities	–	–	–	–	–
Available for sale financial investments	–	755	–	–	1,574
Reverse repurchase agreements and cash collateral on securities borrowed	–	–	–	–	20,175
Other assets	(54)	44	(21)	–	(456)
Insurance assets, including unit-linked assets	–	(7,623)	–	–	(7,623)
Investments in associates and joint ventures	–	–	–	–	–
Goodwill	–	–	–	–	–
Intangible assets	–	–	–	–	–
Property, plant and equipment	–	–	–	–	–
Prepayments and accrued income	–	–	–	–	–
Deferred tax assets	62	–	97	–	253
Retail life-fund assets attributable to policyholders	–	–	–	–	–
Total assets	(8)	60,521	(3,943)	–	177,419

Barclays PLC Annual Report 2005	229

Notes to the accounts

For the year ended 31st December 2005

62 First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Analysis of remeasure column in balance sheet – liabilities as at 1st January 2005

	As at 1st January 2005
Notes Liabilities	Derivatives, financial instruments and hedge accounting (n),(o) £m	Netting (p) £m	Capital instruments (q) £m	Loan impairment (r) £m
Deposits from banks	76	7,726	–	–
Items in the course of collection due to other banks	–	–	–	–
Customer accounts	(1,059)	11,420	49	–
Trading portfolio liabilities	–	5,211	–	–
Non-trading financial instrument fair valued through profit and loss:
– held on own account	5,320	–	–	–
Liabilities to customers under investment contracts	–	–	–	–
Derivative financial instruments	757	75,313	–	–
Debt securities in issue	(4,524)	–	10	–
Reverse repurchase agreements and cash collateral on securities lent	56	20,175	–	–
Other liabilities	39	22	(4)	–
Accruals and deferred income	–	–	–	–
Current tax liabilities	–	–	–	–
Insurance contract liabilities including unit-linked liabilities	–	–	–	–
Subordinated liabilities:
– Undated loan capital – non-convertible	7	–	(2,051)	–
– Dated loan capital – convertible to preference shares	–	–	–	–
– Dated loan capital – non-convertible	146	–	–	–
Deferred tax liabilities	32	–	–	–
Other provisions for liabilities	–	–	–	–
Dividend	–	–	–	–
Retirement benefit liabilities	–	–	–	–
Retail life-fund liabilities to policyholders	–	–	–	–
Total liabilities	850	119,867	(1,996)	–

Analysis of remeasure column in balance sheet – shareholders’ equity as at 1st January 2005

	As at 1st January 2005
Shareholders’ equity	Derivatives, financial instruments and hedge accounting (n),(o) £m	Netting (p) £m	Capital instruments (q) £m	Loan impairment (r) £m
Called up share capital	–	–	–	–
Share premium account	–	–	–	–
Less: Treasury shares	–	–	–	–
Available for sale reserve	314	–	–	–
Revaluation reserve	–	–	–	–
Cash flow hedging reserve	302	–	–	–
Capital redemption reserve	–	–	–	–
Other capital reserve	–	–	–	–
Translation reserve	–	–	–	–
Retained earnings	(461)	–	(439)	(24)
Shareholders’ equity excluding minority interests	155	–	(439)	(24)
Minority interests	(2)	–	2,438	–
Total shareholders’ equity	153	–	1,999	(24)
Total liabilities and shareholders’ equity	1,003	119,867	3	(24)

230	Barclays PLC Annual Report 2005

	As at 1st January 2005
Notes Liabilities	Effective interest (s) £m	Insurance contracts (t) £m	Derecognition and financial liabilities (u) £m	Other £m	Total remeasure £m
Deposits from banks	–	–	(1,701)	–	6,101
Items in the course of collection due to other banks	–	–	–	–	–
Customer accounts	–	514	140	–	11,064
Trading portfolio liabilities	–	–	–	–	5,211
Non-trading financial instrument fair valued through profit and loss:
– held on own account	–	–	–	–	5,320
Liabilities to customers under investment contracts	–	64,609	–	–	64,609
Derivative financial instruments	77	–	(7)	–	76,140
Debt securities in issue	3	–	(3,450)	–	(7,961)
Reverse repurchase agreements and cash collateral on securities lent	–	–	–	–	20,231
Other liabilities	49	78	1,316	–	1,500
Accruals and deferred income	–	–	–	–	–
Current tax liabilities	–	–	–	–	–
Insurance contract liabilities including unit-linked liabilities	–	(4,781)	–	–	(4,781)
Subordinated liabilities:
– Undated loan capital – non-convertible	5	–	–	–	(2,039)
– Dated loan capital – convertible to preference shares	–	–	–	–	–
– Dated loan capital – non-convertible	3	–	–	–	149
Deferred tax liabilities	–	3	–	–	35
Other provisions for liabilities	–	–	(13)	–	(13)
Dividend	–	–	–	–	–
Retirement benefit liabilities	–	–	–	–	–
Retail life-fund liabilities to policyholders	–	–	–	–	–
Total liabilities	137	60,423	(3,715)	–	175,566

	As at 1st January 2005
Shareholders’ equity	Effective interest (s) £m	Insurance contracts (t) £m	Derecognition and financial liabilities (u) £m	Other £m	Total remeasure £m
Called up share capital	–	–	–	–	–
Share premium account	–	–	–	–	–
Less: Treasury shares	–	–	–	–	–
Available for sale reserve	–	–	–	–	314
Revaluation reserve	–	–	–	–	–
Cash flow hedging reserve	–	–	–	–	302
Capital redemption reserve	–	–	–	–	–
Other capital reserve	–	–	–	–	–
Translation reserve	–	–	–	–	–
Retained earnings	(145)	98	(228)	–	(1,199)
Shareholders’ equity excluding minority interests	(145)	98	(228)	–	(583)
Minority interests	–	–	–	–	2,436
Total shareholders’ equity	(145)	98	(228)	–	1,853
Total liabilities and shareholders’ equity	(8)	60,521	(3,943)	–	177,419

Barclays PLC Annual Report 2005	231

Notes to the accounts

For the year ended 31st December 2005

62 First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Analysis of remeasure column in balance sheet – assets as at 31st December 2004

	As at 31st December 2004
Notes Assets	Consolidation (a £m	)	Life assurance (b £m )	Goodwill (d £m	)	Share-based payments (e £m	)	Pensions (f £m )
Cash and balances at central banks	–		–	–		–		–
Items in the course of collection from other banks	–		–	–		–		–
Treasury bills and other eligible bills	–		–	–		–		–
Trading portfolio assets	–		–	–		–		–
Non-trading financial instruments fair valued through profit and loss:
– held on own account	–		–	–		–		–
– held in respect of linked liabilities to customers under investment contracts	–		–	–		–		–
Derivative financial instruments	–		–	–		–		–
Loans and advances to banks	5,376		125	–		–		–
Loans and advances to customers	8,026		–	–		–		–
Debt securities	2,883		–	–		–		–
Equity shares	(768)		–	–		–		–
Available for sale financial investments	–		–	–		–		–
Reverse repurchase agreements and cash collateral on securities borrowed	–		–	–		–		–
Other assets	246		(877)	–		5		(843)
Insurance assets, including unit-linked assets	41		157	–		–		–
Investments in associates and joint ventures	–		–	7		–		–
Goodwill	–		–	223		–		–
Intangible assets	–		–	71		–		–
Property, plant and equipment	–		–	–		–		–
Prepayments and accrued income	–		–	–		–		–
Deferred tax assets	536		–	–		–		756
Retail life-fund assets attributable to policyholders	–		–	–		–		–
Total assets	16,340		(595)	301		5		(87)

Analysis of remeasure column in balance sheet – liabilities as at 31st December 2004

	As at 31st December 2004
Notes Liabilities	Consolidation (a £m	)	Life assurance (b £m	)	Goodwill (d £m	)	Share-based payments (e £m )	Pensions (f £m	)
Deposits from banks	–		–		–		–	–
Items in the course of collection due to other banks	–		–		–		–	–
Customer accounts	(226)		–		–		–	–
Trading portfolio liabilities	–		–		–		–	–
Liabilities to customers under investment contracts	–		–		–		–	–
Derivative financial instruments	–		–		–		–	–
Debt securities in issue	16,036		–		–		–	–
Repurchase agreements and cash collateral on securities lent	–		–		–		–	–
Other liabilities	90		35		–		(22)	–
Accruals and deferred income	–		–		–		–	–
Current tax liabilities	–		37		–		–	–
Insurance contract liabilities including unit-linked liabilities	40		(41)		–		–	–
Subordinated liabilities:
– Undated loan capital – non-convertible	–		–		–		–	–
– Dated loan capital – convertible to preference shares	–		–		–		–	–
Dated loan capital – non-convertible	–		–		–		–	–
Deferred tax liabilities	536		82		–		–	–
Other provisions for liabilities	27		–		–		–	(133)
Dividend	–		–		–		–	–
Retirement benefit liabilities	–		–		–		–	1,865
Retail life-fund liabilities to policyholders	–		–		–		–	–
Total liabilities	16,503		113		–		(22)	1,732

232	Barclays PLC Annual Report 2005

	As at 31st December 2004
Notes Assets	Intangible assets (g £m	)	Financial guarantees (h £m	)	Leasing (i £m )	Dividends (j £m	)	Other £m	Total remeasure £m
Cash and balances at central banks	–		–		–	–		–	–
Items in the course of collection from other banks	–		–		–	–		–	–
Treasury bills and other eligible bills	–		–		–	–		–	–
Trading portfolio assets	–		–		–	–		–	–
Non-trading financial instruments fair valued through profit and loss:
– held on own account	–		–		–	–		–	–
– held in respect of linked liabilities to customers under investment contracts	–		–		–	–		–	–
Derivative financial instruments	–		–		–	–		–	–
Loans and advances to banks	–		–		–	–		–	5,501
Loans and advances to customers	–		–		(618)	–		55	7,463
Debt securities	–		–		–	–		–	2,883
Equity shares	–		–		–	–		1	(767)
Available for sale financial investments	–		–		–	–		–	–
Reverse repurchase agreements and cash collateral on securities borrowed	–		–		–	–		–	–
Other assets	(49)		201		–	–		–	(1,317)
Insurance assets, including unit-linked assets	–		–		–	–		–	198
Investments in associates and joint ventures	–		–		–	–		13	20
Goodwill	–		–		–	–		–	223
Intangible assets	68		–		–	–		–	139
Property, plant and equipment	–		–		361	–		–	361
Prepayments and accrued income	–		–		–	–		–	–
Deferred tax assets	–		12		84	–		–	1,388
Retail life-fund assets attributable to policyholders	–		–		–	–		–	–
Total assets	19		213		(173)	–		69	16,092

	As at 31st December 2004
Notes Liabilities	Intangible assets (g £m	)	Financial guarantees (h £m	)	Leasing (i £m	)	Dividends (j £m )	Other £m	Total remeasure £m
Deposits from banks	–		–		–		–	–	–
Items in the course of collection due to other banks	–		–		–		–	–	–
Customer accounts	–		–		–		–	–	(226)
Trading portfolio liabilities	–		–		–		–	–	–
Liabilities to customers under investment contracts	–		–		–		–	–	–
Derivative financial instruments	–		–		–		–	–	–
Debt securities in issue	–		–		–		–	–	16,036
Repurchase agreements and cash collateral on securities lent	–		–		–		–	–	–
Other liabilities	–		247		23		–	–	373
Accruals and deferred income	–		–		–		–	–	–
Current tax liabilities	–		–		–		–	–	37
Insurance contract liabilities including unit-linked liabilities	–		–		–		–	–	(1)
Subordinated liabilities:
– Undated loan capital – non-convertible	–		–		–		–	–	–
– Dated loan capital – convertible to preference shares	–		–		–		–	–	–
Dated loan capital – non-convertible	–		–		–		–	–	–
Deferred tax liabilities	6		–		–		–	–	624
Other provisions for liabilities	–		–		–		–	55	(51)
Dividend	–		–		–		(1,011)	–	(1,011)
Retirement benefit liabilities	–		–		–		–	–	1,865
Retail life-fund liabilities to policyholders	–		–		–		–	–	–
Total liabilities	6		247		23		(1,011)	55	17,646

Barclays PLC Annual Report 2005	233

Notes to the accounts

For the year ended 31st December 2005

62 First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Analysis of remeasure column in balance sheet – shareholders’ equity as at 31st December 2004

	As at 31st December 2004
Notes Shareholders’ equity	Consolidation (a £m )	Life assurance (b £m )	Goodwill (d £m	)	Share-based payments (e £m	)	Pensions (f £m )
Called up share capital	–	–	–		–		–
Share premium account	–	–	–		–		–
Less: Treasury shares	–	–	–		–		–
Available for sale reserve	–	–	–		–		–
Revaluation reserve	–	–	–		–		–
Cash flow hedging reserve	–	–	–		–		–
Capital redemption reserve	–	–	–		–		–
Other capital reserve	–	–	–		–		–
Translation reserve	–	–	–		–		–
Retained earnings	(156)	(708)	301		27		(1,819)
Shareholders’ equity excluding minority interests	(156)	(708)	301		27		(1,819)
Minority interests	(7)	–	–		–		–
Total shareholders’ equity	(163)	(708)	301		27		(1,819)
Total liabilities and shareholders’ equity	16,340	(595)	301		5		(87)
Analysis of remeasure column in balance sheet – assets as at 1st January 2004
	As at 31st December 2004
Notes Assets	Consolidation (a £m )	Life assurance (b £m )	Goodwill (d £m	)	Share-based payments (e £m	)	Pensions (f £m )
Cash and balances at central banks	–	–	–		–		–
Items in the course of collection from other banks	–	–	–		–		–
Treasury bills and other eligible bills	–	–	–		–		–
Trading portfolio assets	–	–	–		–		–
Non-trading financial instruments fair valued through profit and loss:	–	–	–		–		–
– held on own account	–	–	–		–		–
– held in respect of linked liabilities to customers under investment contracts	–	–	–		–		–
Derivative financial instruments	–	–	–		–		–
Loans and advances to banks	5,036	33	–		–		–
Loans and advances to customers	4,447	–	–		–		–
Debt securities	2,503	–	–		–		–
Equity shares	(768)	–	–		–		–
Available for sale financial investments	–	–	–		–		–
Reverse repurchase agreements and cash collateral on securities borrowed	–	–	–		–		–
Other assets	304	(783)	–		–		(588)
Insurance assets, including unit-linked assets	40	157	–		–		–
Investments in associates and joint ventures	–	–	–		–		–
Goodwill	–	–	(13)		–		–
Intangible assets	–	–	14		–		–
Property, plant and equipment	–	–	–		–		–
Prepayments and accrued income	–	–	–		–		–
Deferred tax assets	548	–	–		–		705
Retail life-fund assets attributable to policyholders	–	–	–		–		–
Total assets	12,110	(593)	1		–		117

234	Barclays PLC Annual Report 2005

	As at 31st December 2004
Notes Shareholders’ equity	Intangible assets (g £m	)	Financial guarantees (h £m )	Leasing (i £m )	Dividends (j £m	)	Other £m	Total remeasure £m
Called up share capital	–		–	–	–		–	–
Share premium account	–		–	–	–		–	–
Less: Treasury shares	–		–	–	–		–	–
Available for sale reserve	–		–	–	–		–	–
Revaluation reserve	–		–	–	–		–	–
Cash flow hedging reserve	–		–	–	–		–	–
Capital redemption reserve	–		–	–	–		–	–
Other capital reserve	–		–	–	–		–	–
Translation reserve	–		–	–	–		–	–
Retained earnings	13		(34)	(196)	1,011		14	(1,547)
Shareholders’ equity excluding minority interests	13		(34)	(196)	1,011		14	(1,547)
Minority interests	–		–	–	–		–	(7)
Total shareholders’ equity	13		(34)	(196)	1,011		14	(1,554)
Total liabilities and shareholders’ equity	19		213	(173)	–		69	16,092

	As at 31st December 2004
Notes Assets	Intangible assets (g £m	)	Financial guarantees (h £m	)	Leasing (i £m )	Dividends (j £m	)	Other £m	Total remeasure £m
Cash and balances at central banks	–		–		–	–		–	–
Items in the course of collection from other banks	–		–		–	–		–	–
Treasury bills and other eligible bills	–		–		–	–		–	–
Trading portfolio assets	–		–		–	–		–	–
Non-trading financial instruments fair valued through profit and loss:	–		–		–	–		–	–
– held on own account	–		–		–	–		–	–
– held in respect of linked liabilities to customers under investment contracts	–		–		–	–		–	–
Derivative financial instruments	–		–		–	–		–	–
Loans and advances to banks	–		–		–	–		–	5,069
Loans and advances to customers	–		–		(576)	–		82	3,953
Debt securities	–		–		–	–		–	2,503
Equity shares	–		–		–	–		3	(765)
Available for sale financial investments	–		–		–	–		–	–
Reverse repurchase agreements and cash collateral on securities borrowed	–		–		–	–		–	–
Other assets	–		138		–	–		–	(929)
Insurance assets, including unit-linked assets	–		–		–	–		–	197
Investments in associates and joint ventures	–		–		–	–		10	10
Goodwill	–		–		–	–		–	(13)
Intangible assets	50		–		–	–		–	64
Property, plant and equipment	–		–		333	–		–	333
Prepayments and accrued income	–		–		–	–		–	–
Deferred tax assets	–		14		81	–		–	1,348
Retail life-fund assets attributable to policyholders	–		–		–	–		–	–
Total assets	50		152		(162)	–		95	11,770

Barclays PLC Annual Report 2005	235

Notes to the accounts

For the year ended 31st December 2005

62 First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Analysis of remeasure column in balance sheet – liabilities as at 1st January 2004

	As at 1st January 2004
Notes Liabilities	Consolidation (a £m )	Life assurance (b £m )	Goodwill (d £m	)	Share-based payments (e £m	)	Pensions (f £m )
Deposits from banks	–	–	–		–		–
Items in the course of collection due to other banks	–	–	–		–		–
Customer accounts	(72)	–	–		–		–
Trading portfolio liabilities	–	–	–		–		–
Liabilities to customers under investment contracts	–	–	–		–		–
Derivative financial instruments	–	–	–		–		–
Debt securities in issue	11,900	–	–		–		–
Repurchase agreements and cash collateral on securities lent	–	–	–		–		–
Other liabilities	(159)	38	–		(1)		–
Accruals and deferred income	–	–	–		–		–
Current tax liabilities	–	17	–		–		–
Insurance contract liabilities including unit-linked liabilities	40	(94)	–		–		–
Subordinated liabilities:
Undated loan capital – non-convertible	–	–	–		–		–
– Dated loan capital – convertible to preference shares	–	–	–		–		–
– Dated loan capital – non-convertible	–	–	–		–		–
Deferred tax liabilities	558	38	–		–		–
Other provisions for liabilities	–	–	–		–		(71)
Dividend	–	–	–		–		–
Retirement benefit liabilities	–	–	–		–		1,885
Retail life-fund liabilities to policyholders	–	–	–		–		–
Total liabilities	12,267	(1)	–		(1)		1,814
Analysis of remeasure column in balance sheet – shareholders’ equity as at 1st January 2004
	As at 1st January 2004
Notes Shareholders’ equity	Consolidation (a £m )	Life assurance (b £m )	Goodwill (d £m	)	Share-based payments (e £m	)	Pensions (f £m )
Called up share capital	–	–	–		–		–
Share premium account	–	–	–		–		–
Less: Treasury shares	–	–	–		–		–
Available for sale reserve	–	–	–		–		–
Revaluation reserve	–	–	–		–		–
Cash flow hedging reserve	–	–	–		–		–
Capital redemption reserve	–	–	–		–		–
Other capital reserve	–	–	–		–		–
Translation reserve	–	–	–		–		–
Retained earnings	(157)	(592)	1		1		(1,697)
Shareholders’ equity excluding minority interests	(157)	(592)	1		1		(1,697)
Minority interests	–	–	–		–		–
Total shareholders’ equity	(157)	(592)	1		1		(1,697)
Total liabilities and shareholders’ equity	12,110	(593)	1		–		117

236	Barclays PLC Annual Report 2005

	As at 1st January 2004
Notes Liabilities	Intangible assets (g £m	)	Financial guarantees (h £m	)	Leasing (i £m	)	Dividends (j £m )	Other £m	Total remeasure £m
Deposits from banks	–		–		–		–	–	–
Items in the course of collection due to other banks	–		–		–		–	–	–
Customer accounts	–		–		–		–	–	(72)
Trading portfolio liabilities	–		–		–		–	–	–
Liabilities to customers under investment contracts	–		–		–		–	–	–
Derivative financial instruments	–		–		–		–	–	–
Debt securities in issue	–		–		–		–	–	11,900
Repurchase agreements and cash collateral on securities lent	–		–		–		–	–	–
Other liabilities	–		185		26		(4)	–	85
Accruals and deferred income	–		–		–		–	–	–
Current tax liabilities	–		–		–		–	–	17
Insurance contract liabilities including unit-linked liabilities	–		–		–		–	–	(54)
Subordinated liabilities:
Undated loan capital – non-convertible	–		–		–		–	–	–
– Dated loan capital – convertible to preference shares	–		–		–		–	–	–
– Dated loan capital – non-convertible	–		–		–		–	–	–
Deferred tax liabilities	15		–		–		–	–	611
Other provisions for liabilities	–		–		–		–	82	11
Dividend	–		–		–		(879)	–	(879)
Retirement benefit liabilities	–		–		–		–	–	1,885
Retail life-fund liabilities to policyholders	–		–		–		–	–	–
Total liabilities	15		185		26		(883)	82	13,504

As at 1st January 2004
Notes Shareholders’ equity	Intangible assets (g £m	)	Financial guarantees (h £m )	Leasing (i £m )	Dividends (j £m	)	Other £m	Total remeasure £m
Called up share capital	–		–	–	–		–	–
Share premium account	–		–	–	–		–	–
Less: Treasury shares	–		–	–	–		–	–
Available for sale reserve	–		–	–	–		–	–
Revaluation reserve	–		–	–	–		–	–
Cash flow hedging reserve	–		–	–	–		–	–
Capital redemption reserve	–		–	–	–		–	–
Other capital reserve	–		–	–	–		–	–
Translation reserve	–		–	–	–		–	–
Retained earnings	35		(33)	(188)	883		13	(1,734)
Shareholders’ equity excluding minority interests	35		(33)	(188)	883		13	(1,734)
Minority interests	–		–	–	–		–	–
Total shareholders’ equity	35		(33)	(188)	883		13	(1,734)
Total liabilities and shareholders’ equity	50		152	(162)	–		95	11,770

Barclays PLC Annual Report 2005	237

Notes to the accounts

For the year ended 31st December 2005

62 First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Material adjustments to the cash flow statement for 2004

The IFRS and UK GAAP cash flow statements have similar objectives and are based on similar principles. However, the UK GAAP cash flow statement was prepared based on cash being defined as cash and balances at central banks and loans and advances to banks repayable on demand. The IFRS cash flow statement is prepared based on cash and cash equivalents being defined as highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of less than three months. Trading balances are not considered to be part of cash equivalents.

The two statements also differ with regard to the classification of items within the cash flow statement. Under UK GAAP, the cash flow statement included the following categories:

●	Operating activities.

●	Dividends from joint ventures and associates.

●	Returns on investments and servicing of finance.

●	Taxation.

●	Capital expenditure and financial investments.

●	Acquisitions and disposals.

●	Equity dividends paid.

●	Management of liquid resources.

●	Financing.

Under IFRS, only three categories are required: operating, investing and financing.

238	Barclays PLC Annual Report 2005

62 First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Differences between UK GAAP and IFRS

The significant differences between the Group’s UK GAAP accounting policies and IFRS accounting policies are summarised below.

UK GAAP	IFRS

(a) Consolidation and presentation

The Group financial statements consolidate the assets, liabilities and the profits and losses of subsidiaries using the acquisition method. Entities which do not qualify as subsidiaries but which in substance give rise to benefits that are in essence no different from those that would arise were the entity a subsidiary, are included in the consolidated financial statements.

In accordance with FRS 5, securitisation transactions which qualified are accounted for on the basis of linked presentation.

The Group financial statements consolidate the assets, liabilities and the profits and losses of subsidiaries using the acquisition method. A subsidiary is an entity which the Group controls, including special purpose entities which are in substance controlled by the Group.

Linked presentation is not available under IFRS. Therefore, the gross assets and the related funding are presented separately.

(b) Life assurance

In order to reflect the different nature of the shareholders’ and policyholders’ interests in the retail long-term assurance business, the value of the long-term assurance business attributable to other shareholders is included in Other assets and the assets and liabilities attributable to policyholders are classified under separate headings in the consolidated balance sheet.

The value of the shareholders’ interest in the retail long-term assurance fund represents an estimate of the net present value of the profits inherent in the in-force policies, (embedded value accounting). All life assurance products are accounted for in the same way; there is no distinction between investment contracts and insurance contracts.

The retail long-term assurance business is consolidated on a line-by-line basis with assets, liabilities and income and expenditure, whether attributable to shareholders or attributable to policyholders, being included in the lines that reflect their nature.

In accordance with IFRS from 2005, life assurance products are divided into investment contracts, which are accounted for under IAS 39 and insurance contracts, which under IFRS 4 continue to be accounted for under UK GAAP. The life fund is closed to new business and the volume of contracts which fall to be accounted for as insurance contracts under IFRS is not significant. Therefore, it was considered more appropriate to change the accounting policy for insurance contracts to a Modified Statutory Solvency Basis. This change will allow the insurance contracts to be accounted for on a similar basis to investment contracts from 2005. This change in policy applies from 1st January 2004 and the Modified Statutory Solvency Basis has been applied to all contracts, whether they will be classified as insurance contracts or as investment contracts in 2005.

(c) Investments in associated companies and joint ventures

Investments in associated companies and joint ventures are accounted for using the equity method where the Group has the ability to exert significant influence and actually does so. Where incurred, losses are recognised in full.

Investments in associates and joint ventures are accounted for using the equity method where the Group has the ability to exert significant influence or control jointly. Losses are recognised up to the point where the investment in the entity or joint venture has been eliminated, and subsequent profits only to the extent that unrecognised cumulative losses have been made good.

Before using the equity accounting method, adjustments are made to ensure that the results of associates and joint ventures have been prepared based on Group accounting policies. The difference between accounts prepared using UK GAAP policies and IFRS policies has resulted in a restatement of the investments in associates and joint ventures as at 1st January 2004.

(d) Goodwill

Goodwill arising on acquisitions of subsidiaries and associated companies and joint ventures is capitalised and amortised through the profit and loss account on a straight-line basis over its expected economic life. Capitalised goodwill is written off when judged to be impaired. Prior to 1998, goodwill arising on the acquisition of subsidiaries was eliminated directly against reserves.

Goodwill arising on acquisitions of subsidiaries and associates and joint ventures is capitalised and tested annually for impairment.

Amounts recognised in the UK GAAP balance sheet at 1st January 2004 have been carried forward without adjustment into the balance sheet prepared in accordance with IFRS as deemed cost after being tested for impairment. Goodwill previously written off to reserves in accordance with UK GAAP has not been reinstated on the balance sheet. Goodwill amortised under UK GAAP in 2004 has been written back in the 2004 IFRS financial statements.

Barclays PLC Annual Report 2005	239

Notes to the accounts

For the year ended 31st December 2005

62 First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Differences between UK GAAP and IFRS

UK GAAP	IFRS

(e) Share-based payment

Where shares are purchased, the difference between the purchase price and any contribution made by the employee is charged to the profit and loss account in the period to which it relates. Where shares are issued or options granted, the charge made to the profit and loss account is the difference between the fair value at the time the award is made and any contribution made by the employee. For these purposes, fair value is equal to intrinsic value.

An annual charge is made in the income statement for share options and other share-based payments based on the fair value of options granted or shares awarded on the date of the grant or award. This charge is spread over the period the employees’ services are received, which is the vesting period. The fair value of options granted is determined using option pricing models.

(f) Pensions and other post-retirement benefits

Pension costs, based on actuarial assumptions, are calculated so as to allocate the cost of providing benefits over the average remaining service lives of the employees.

For defined benefit schemes, an actuarial valuation of the scheme obligation and the fair value of the plan assets are made annually and the difference between fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, together with adjustments for any unrecognised actuarial losses and past service cost is recognised as a liability in the balance sheet.

Cumulative actuarial gains and losses in excess of the greater of 10% of the plan assets or 10% of the obligations of the plan are recognised in the income statement over the remaining average service lives of the employees of the related plan, on a straight-line basis.

At 1st January 2004, pension assets and liabilities have been recognised in full.

(g) Intangible assets other than goodwill

The Group writes off the cost of computer software unless the software is required to facilitate the use of new hardware. Capitalised amounts are included with the hardware within Fixed assets.

IFRS requires the capitalisation of both external and directly related internal costs where the software will result in a directly measurable intangible asset. Amounts capitalised are amortised over their estimated useful lives. Computer software is amortised at a rate of 20-33% per year.

Where software developed is not integral to the related hardware, the costs are classified as an intangible asset.

At 1st January 2004, qualifying amounts previously written off under UK GAAP have been recognised as intangible assets and the 2004 income statement has been adjusted accordingly.

For acquisitions arising after 1st January 2004, intangible assets which are required to be recognised separately from goodwill in accordance with IFRS 3 have been transferred from goodwill to intangible assets as at the date of acquisition.

Intangible assets acquired before 1st January 2004 have been reclassified from goodwill to intangible assets.

(h) Financial guarantees

Credit related instruments (other than credit derivatives) are treated as contingent liabilities and these are not shown on the balance sheet unless, and until, the Group is called upon to make a payment under the instrument. Fees received for providing these instruments are taken to profit over the life of the instrument and reflected in fees and commissions receivable.	Financial guarantees (other than credit derivatives) are initially recognised in the financial statements at fair value on the date that the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the balance sheet date.

240	Barclays PLC Annual Report 2005

62 First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Differences between UK GAAP and IFRS

UK GAAP	IFRS
(i) Leasing
Group as Lessor	Group as Lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership other than legal title are classed as finance leases. All other leases are classified as operating leases.

Amounts due from lessees under finance leases are recorded as Loans and advances to customers at the amount of the Group’s net investment in the lease.

Finance lease income is recognised so as to give a constant periodic rate of return on the net cash investment in the lease taking into account tax payments and receipts associated with the lease.

Rental income from operating leases is recognised on a straight-line basis over the term of the lease unless another systematic basis is more appropriate.

Group as Lessee

Assets held on finance leases are capitalised where the lease transfers the risks and rewards of ownership to the Group. This is achieved generally where the lease payments, when discounted at the rate of interest implicit in the lease, constitute substantially all, generally not less than 90%, of the fair value of the leased asset at the date of the inception of the lease, and the primary lease term equates to the useful life of the asset. Leases related to land and buildings do not qualify for capitalisation, since the useful life of land is not finite.

Lease incentives are spread over the period to the next rent review.

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership other than legal title are classified as finance leases. All other leases are classified as operating leases.

Amounts due from lessees under finance leases are recorded as Loans and advances to customers at the amount of the Group’s net investment in the lease.

Finance lease income is recognised so as to give a constant rate of return on the net cash investment, without taking account of tax payments and receipts (‘the pre-tax actuarial method’).

The assets held for operating leases are included within the Group’s property, plant and equipment and depreciated over their useful economic lives. Lease income is recognised on a straight-line basis over the term of the lease unless another systematic basis is more appropriate.

Group as Lessee

Assets held on finance leases are capitalised where the lease transfers the risks and rewards of ownership to the Group. The conditions for capitalisation are the same as UK GAAP, except that IFRS requires the land and buildings elements of leases to be assessed separately to determine whether the buildings element should be capitalised. This has not resulted in any significant change to the classification or measurement of assets or liabilities arising from finance leases where the Group is lessee.

Lease incentives are spread over the term of the lease.

(j) Dividends
Dividends declared after the period end are recorded in the period to which they relate.	Dividends are recorded in the period in which they are approved by the Company’s shareholders.
(k) Deferred tax

Deferred tax is provided in full for all material timing differences that have not reversed at the balance sheet date. Provision is not made for specific items which are not expected to result in taxable income in the future, namely gains on the revaluation of property and the unremitted earnings of subsidiary and associated companies.

Deferred tax is provided in full based on the concept of temporary differences, including items such as the revaluation of property and the unremitted earnings of subsidiaries and associated companies where the Group is not able to control their distribution policies.

(l) Other credit risk provisions
Provision balances for bad and doubtful debts include provisions raised with respect to undrawn contractually committed facilities and guarantees.

Provisions raised with respect to undrawn contractually committed facilities and guarantees (other credit risk provisions) are presented separately from impairment losses on loans and advances.

In 2004, the other credit risk provisions have been presented separately from provision balances for bad and doubtful debts. However, the measurement of these provisions is unchanged from UK GAAP.

(m) Property, plant and equipment

Property, plant and equipment is carried at either original cost or subsequent valuation, less depreciation calculated on the revalued amount where applicable. From 1st January 2000, following the introduction of FRS 15, the revalued book amounts were retained without subsequent revaluation subject to the requirement to test for impairment.

Depreciation is charged on the cost or revalued amounts of freehold and long leasehold properties over their estimated economic lives.

The carrying value of property, plant and equipment included in the UK GAAP balance sheet at 1st January 2004 has been carried forward into the IFRS balance sheet without adjustment as deemed cost.

Depreciation is charged in a manner consistent with UK GAAP.

Barclays PLC Annual Report 2005	241

Notes to the accounts

For the year ended 31st December 2005

62 First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Differences between UK GAAP and IFRS

Effects of the application of IAS 32, IAS 39 and IFRS 4

The significant differences between the Group’s UK GAAP accounting policies and IFRS accounting policies applied to the treatment of financial instruments and insurance contracts, which have been incorporated into the opening balance sheet as at 1st January 2005, are as follows:

UK GAAP	IFRS
(n) Derivatives and hedge accounting

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

Derivatives that are not hedge accounted are recorded at fair value, with changes in fair value recorded in the profit and loss account.

Products which contain embedded derivatives are valued with reference to the total product inclusive of the derivative element.

IAS 39 requires all derivatives to be recorded at fair value. Provided all hedge accounting conditions are met and the hedging relationship is deemed to be effective, the derivative may be designated as a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation. The change in value of the fair value hedge is recorded in income along with the change in fair value, relating to the hedged risk, of the hedged asset or liability. The change in value of a cash flow hedge is recorded in equity, to the extent it is effective and recycled to income as the hedged cash flows affect the income statement. The change in value of a net investment hedge is recorded in the translation reserve to the extent the hedge is effective and only released to the income statement when the underlying investment is sold.

As at 1st January 2005, all hedging derivatives have been recognised at fair value and adjustments have been made to hedged items where fair value hedge accounting will be applied. Hedges have been designated and documented in compliance with IFRS and, where possible, US GAAP with hedge accounting applied from that date. Where hedges were in place under UK GAAP that have not been designated as hedges under IFRS, adjustments have been made to the hedged item or equity to reflect the hedged position as at 31st December 2004.

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. Where the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, and the host contract itself is not carried at fair value, the embedded derivative is bifurcated and reported at fair value with gains and losses being recognised in the income statement.

At 1st January 2005, all embedded derivatives or the whole contracts containing embedded derivatives have been included on the balance sheet at fair value.

(o) Classification and measurement of financial instruments
Financial instruments are generally divided into banking book, which are carried at cost, and trading book, which are carried at fair value.	IAS 39 requires all financial assets to be classified at initial acquisition and subsequently measured in accordance with the classification:

Positions in investment debt securities and investments in equity shares are stated at cost less provision for diminution in value. Investment securities are those intended for use on a continuing basis by the Group.	Classification	Measurement basis
	Held to maturity	Amortised cost less impairment
	Loan or receivable	Amortised cost less impairment
	Available for sale	Fair value – gains and losses included in shareholders’ equity until disposal or impairment
	Fair value through profit or loss	Fair value – gains and losses included in the income statement

Financial liabilities are classified as held for trading or are carried at amortised cost.

In addition, in certain circumstances financial assets and liabilities may be designated as fair valued through profit and loss at initial acquisition.

242	Barclays PLC Annual Report 2005

62 First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Differences between UK GAAP and IFRS

Effects of the application of IAS 32, IAS 39 and IFRS 4

UK GAAP	IFRS
(o) Classification and measurement of financial instruments (continued)

Investment securities and equity shares are generally classified as available for sale.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument or is based on a valuation technique whose variables include only data from observable markets.

At 1st January 2005, financial instruments have been classified and measured in accordance with IAS 39. In general, financial instruments included in the trading book under UK GAAP have been classified as held for trading, banking book loans and receivables have been classified as loans or receivables and investment securities have been classified as available for sale.

In addition, the fair value of certain trading derivatives has been restated to eliminate any profits recognised that are not evidenced by reference to data from observable markets.

(p) Netting
Under FRS 5, items are aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance.

Financial assets and liabilities are offset and the net amount reported in the balance sheet if, and only if, there is currently a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis at all times, or to realise the asset and settle the liability simultaneously.

The application of IFRS has resulted in certain transactions that qualified for netting under UK GAAP, being presented on a gross basis from 1st January 2005. The primary differences include derivative assets and liabilities subject to master netting agreements, repurchase contracts and cash collateral balances.

(q) Capital instruments
Under FRS 4, capital instruments are classified as debt if they contain an obligation, including a contingent obligation, to transfer economic benefits to another party.

Issued financial instruments are classified as liabilities where the substance of the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset to the holder. In the absence of such an obligation, the financial instrument is classified as equity.

The application of IFRS has resulted in certain funding instruments that were included in undated loan capital under UK GAAP being reclassified as equity from 1st January 2005. Where the instruments have been reclassified, they have been remeasured to net proceeds at the date of issue and the subsequent foreign currency movements have been eliminated.

Barclays PLC Annual Report 2005	243

Notes to the accounts

For the year ended 31st December 2005

62 First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Differences between UK GAAP and IFRS

Effects of the application of IAS 32, IAS 39 and IFRS 4

UK GAAP	IFRS
(r) Loan impairment

Specific provisions are raised when the creditworthiness of a borrower has deteriorated such that the recovery of the whole or part of an outstanding advance is in serious doubt. Specific provisions are generally raised on an individual basis, although specific provisions may be raised on a portfolio basis for homogeneous assets and where statistical techniques are appropriate. General provisions are raised to cover losses which are judged to be present in loans and advances at the balance sheet date, but which have not been specifically identified as such.

If collection of interest is doubtful, it is credited to a suspense account and excluded from interest income in the profit and loss account. The suspense account in the balance sheet is netted against the relevant loan.

Impairment losses are recognised where there is evidence of impairment as a result of one or more loss events that have occurred after initial recognition, and where these events have had an impact on the estimated future cash flows of the financial asset or portfolio of financial assets. Impairment of loans and receivables is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Impairment is measured individually for assets that are individually significant and on a collective basis for portfolios with similar risk characteristics.

Under IFRS, all impairment allowances are calculated in the same manner and there is no distinction between general and specific provisions.

The overall change in the total level of credit impairment is not material. The application of IFRS has resulted in reanalysis of UK GAAP general and specific provisions into IFRS impairment allowances and the reallocation of impairment allowances within the businesses.

Interest on impaired loans is recognised using the original effective interest rate, being the rate used to discount the estimated future cash flows for the purpose of calculating impairment.

(s) Effective interest

Interest is recognised in the income statement as it accrues. Fee income relating to loans and advances is recognised so as to match the cost of providing a continuing service, together with a reasonable profit margin. Where fees are charged in lieu of interest, it is recognised as interest receivable on a level yield basis over the life of the advance. Costs associated with the acquisition of financial assets are either spread over the anticipated life of the loans or recognised as incurred, depending on the nature of the cost.

The effective interest method is a method of calculating the amortised cost of a financial asset or liability (or group of assets and liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the expected future cash payments or receipts through the expected life of the financial instrument, or when appropriate, a shorter period, to the net carrying amount of the instrument. The method results in all fees relating to the origination or settlement of the loan that are in the nature of interest and all direct and incremental costs associated with origination being recognised over the expected life of the loan. The application of the method has the effect of recognising income (or expense) receivable (or payable) on an instrument evenly in proportion to the amount outstanding over the period to maturity or repayment.

(t) Insurance contracts

Certain products offered to institutional pension funds are accounted for as investment products when the substance of the investment is that of managed funds. The assets and related liabilities are excluded from the consolidated balance sheet in order to reflect this substance.

From 1st January 2005, life assurance products are divided into investment contracts and insurance contracts. Investment contracts are accounted for under IAS 39 and insurance contracts are accounted for under the Modified Statutory Solvency Basis. The income and expense and assets and liabilities that arise on the investment contracts are presented separately from those arising under insurance contracts.

Where the legal form of the asset management products offered to institutional pension funds is an insurance contract, the assets and corresponding liabilities associated with these products are recorded on the balance sheet as investment contracts.

244	Barclays PLC Annual Report 2005

62 First-time adoption of International Financial Reporting Standards (IFRS) (continued)

Differences between UK GAAP and IFRS

Effects of the application of IAS 32, IAS 39 and IFRS 4

UK GAAP	IFRS
(u) Derecognition and financial liabilities
Under FRS 5, a liability is derecognised if an entity’s obligation to transfer economic benefits is satisfied, removed or is no longer likely to occur.

A financial liability is extinguished when and only when the obligation is discharged, cancelled or expires. A financial asset can be removed from the balance sheet only where the derecognition conditions have been met, including a requirement to continue to recognise financial assets only to the extent of any continuing involvement in them after the transfer.

The application of IFRS has resulted in certain customer accounts being remeasured as at 1st January 2005 to reflect the entire legal obligation. In addition, certain customer loyalty provisions, which meet the definition of financial liabilities, have been reclassified from provisions to financial liabilities and remeasured accordingly.

Certain securitisation structures that qualified for linked presentation under UK GAAP in 2004, and which were presented on a gross basis under IFRS in 2004, qualified for derecognition on a ‘continuing involvement’ basis under IFRS from 1st January 2005 and have been substantially removed from the balance sheet from that date.

Barclays PLC Annual Report 2005	245

Notes to the accounts

For the year ended 31st December 2005

63 Differences between IFRS and US GAAP accounting principles

The Group has applied IFRS from 1st January 2004, with the exception of the standards relating to financial instruments and insurance contracts which are applied only from 1st January 2005. Therefore the impacts of adopting IAS 32, IAS 39 and IFRS 4 are not included in the IFRS 2004 comparatives and financial instruments and insurance contracts are accounted for under UK GAAP.

Significant differences between IFRS and US GAAP that are applicable to Barclays are summarised below.

IFRS	US GAAP
Goodwill

From 1st January 2004, goodwill recognised in the IFRS balance sheet is not amortised but tested annually for impairment.

Goodwill previously written off to reserves in accordance with UK GAAP has not been reinstated on the balance sheet.

From 1st January 2002, US GAAP required goodwill not to be amortised but tested annually for impairment.

Goodwill previously written off to reserves in accordance with UK GAAP is recorded on the balance sheet.

Intangible assets other than goodwill
For acquisitions arising after 1st January 2004, intangible assets are recognised as an asset apart from goodwill in accordance with IFRS 3.	From 1st January 2002, intangible assets are recognised as an asset apart from goodwill in accordance with SFAS 141.
Pensions

For defined benefit schemes, an actuarial measurement of the scheme obligation and the fair value of the plan assets is made at the end of each year and the difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, together with adjustments for any unrecognised actuarial losses and past service cost, is recognised as a liability in the balance sheet.

Pension assets and liabilities existing at 1st January 2004 were recognised in full.

For defined benefit schemes, the same actuarial approach used under IFRS is used under SFAS 87. Differences arise in certain assumptions and in the measurement and adoption dates used for calculation purposes.

Post-retirement benefits

Post-retirement benefits are assessed actuarially on a similar basis to pension liabilities under IAS 19. From 1st January 2004 these benefits are accrued as a liability in the financial statements over the period of employment.

Under SFAS 106, there are certain differences in the assumptions, measurement and the adoption dates used for calculation purposes.
Compensation arrangements

Non-share-based compensation arrangements awarded to employees where no performance criteria, other than continued service, are required to be met are accrued fully on the date of the grant.

Employer payroll taxes on employee stock-based compensation are recognised over the vesting period.

The disposal of shares from the Group to a minority shareholder, for certain share schemes, is recorded in the income statement.

Non-share-based compensation arrangements awarded to employees where no performance criteria, other than continued service, are required to be met are accrued evenly over the period of the grant to date of payout.

Employer payroll taxes on employee stock-based compensation are recognised on exercise date.

The disposal of shares from the Group to a minority shareholder, for certain share schemes, is recorded directly in equity.

Life assurance

Life assurance products that are not classified as insurance contracts are accounted for under IAS 39. Products with sufficient insurance risk to be classified as insurance contracts are accounted for under the Modified Statutory Solvency Basis or similar bases.

Under US GAAP, life assurance products are accounted for under SFAS 60, SFAS 97 and SOP 03-01, depending on the nature of the underlying product and the level of insurance risk. This gives rise to measurement and classification differences.

Revaluation of property

The carrying amount of property, plant and equipment included in the UK GAAP balance at 31st December 2003 has been carried forward into the IFRS balance sheet at 1st January 2004 without adjustment as deemed cost. This results in property being carried either at original cost or at a subsequent valuation less related depreciation, calculated on the revalued amount where applicable.

Revaluations of property are not permitted under US GAAP.

246	Barclays PLC Annual Report 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

IFRS	US GAAP
Hedging

As at 1st January 2005, all derivatives were recognised at fair value and adjustments were made to hedged items where appropriate to comply with the IFRS First-Time Adoption rules for hedge accounting. Where hedges have been designated and documented in compliance with IFRS, hedge accounting has been subsequently applied from that date.

IFRS First-Time Adoption hedging derivatives adjustments made on the transition to IFRS have been reversed.

In certain instances, positions which achieve hedge accounting under IFRS do not meet hedge accounting conditions under US GAAP, and vice versa.

Financial instruments

Financial assets and financial liabilities may be designated at fair value through profit or loss (the ‘fair value option’) where they contain substantive embedded derivatives, where doing so significantly reduces measurement inconsistencies, or where they are managed and evaluated on a fair value basis with a documented risk management or investment strategy and reported to Key Management Personnel on that basis.

US GAAP does not permit an entity to apply the ‘fair value option’. These instruments have to be measured in accordance with the appropriate US GAAP.

Certain entities have been deemed to be investment companies or broker/dealers in accordance with the specific industry guidance applicable to those entities under US GAAP. The specific industry guidance requires certain financial instruments, held within these entities, to be measured at fair value through income.

Foreign exchange on available for sale securities
Changes in the fair value of available for sale debt securities resulting from movements in foreign currency exchange rates are reflected in the income statement as exchange differences.

Under EITF 96-15, as amended by SFAS 133, changes in the value of available for sale debt instruments due to changes in foreign currency exchange rate are carried in shareholders’ equity and transferred to income on sale of the instrument.

Fee and cost recognition

IAS 39 does not consider certain internal costs to be incremental costs directly attributable to the origination of financial instruments and are excluded from effective interest calculations and are taken as an expense to income.

Redemption fees are deferred and amortised on the balance sheet using the effective yield method.

Specific accounting guidance for leveraged leases does not exist under IFRS. Income is recognised on an effective yield basis.

SFAS 91 requires loan origination fees and direct costs (including certain internal costs) to be deferred and amortised over the life of the loan as an adjustment of yield.

Redemption fees are recorded in income as received.

Leveraged leases require income to be recognised only during the period that the net investment in the lease is positive.

Consolidation of SPEs

Under SIC-12 an SPE is consolidated by the entity that is deemed to control it. Indicators of control include the SPE conducting activities on behalf of the entity or the entity holding the majority of the risks and rewards of the SPE.

In accordance with FIN 46-R Variable Interest Entities (VIEs) are consolidated by the interest holder that remains exposed to the majority of the entity’s expected losses or residual returns, that is, the primary beneficiary.

Where an SPE is deemed a ‘Qualifying Special Purpose Entity’ (QSPE), it is not consolidated.

Securitisations

Group undertakings have issued debt securities or have entered into funding arrangements with lenders in order to finance specific loans and advances to customers. All such loans and advances continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless certain conditions are met.

IFRS allows for the partial derecognition of transferred financial assets where the Group has a continuing involvement in them.

Transfers of financial assets through securitisation are derecognised if the securitisation entity’s activities comply with certain stringent accounting requirements to be considered a QSPE. If the securitisation entity’s activities are sufficiently restricted to be considered a QSPE, the entity is not consolidated by the seller of the transferred assets.

Upon derecognition, a servicing asset/liability and retained interest in the transferred assets, where appropriate, is recognised. Any recognised servicing asset/liability is amortised over the period in which the benefits are expected to be received.

US GAAP does not permit the application of ‘continuing involvement’ principles to achieve partial derecognition of transferred financial assets.

Barclays PLC Annual Report 2005	247

Notes to the accounts

For the year ended 31st December 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

IFRS	US GAAP
Guarantees
All financial guarantees (other than credit derivatives) are initially recognised in the financial statements at fair value on the date that the guarantee was given.	Under FIN 45, only guarantees issued or modified from 1st January 2003 are recognised at inception at fair value as a liability on the balance sheet.
Classification of debt and equity

From 1st January 2005, certain subordinated instruments issued by the Group are treated as equity under IFRS where they contain no present obligation to deliver cash or another financial asset to a holder. If these are held in foreign currency, the instrument is translated into the reporting currency at the exchange rate ruling on the date of issuance.

The subordinated instruments issued by the Group which are treated as equity under IFRS are treated as debt instruments under US GAAP and are translated at the rate ruling at the balance sheet date.
Non-financial instruments
Purchased financial guarantees may be carried at fair value with changes in fair value recognised in the income statement.	All purchased financial guarantees not meeting the definition of a derivative are measured on an accrual basis.
Taxation
Profit before tax and the tax charge includes tax at the effective tax rate on certain transactions.	Income before tax and the tax charge do not include such tax adjustments.
Under IFRS the deferred tax asset on share compensation schemes is calculated using the intrinsic value at the exercise date.	The deferred tax asset on share compensation schemes is calculated using the fair value of options, with reference to the number of options expected to exercise.
Earnings per share

Basic earnings per share (EPS) is net income divided by the weighted average shares in issue during the period. Diluted EPS reflects the effect that potential ordinary shares in the form of existing options would have on the basic EPS if they were to be exercised, by increasing the number of ordinary shares and adjusting income where appropriate.

The basic and diluted US GAAP EPS differs from IFRS EPS only to the extent that net income under US GAAP differs.
Acceptances
Acceptances are bills that the drawee has agreed to pay. They are not recognised on the balance sheet.	Acceptances and the related customer liabilities are recognised on the balance sheet.
Non-cash collateral
Where a transferee sells collateral pledged to it, IFRS requires recognition of the proceeds from the sale and a liability measured at fair value for its obligation to return the collateral.	Where a transferee receives collateral that it has a right to on sell or on pledge, a liability is recognised when the collateral is received.
Netting

Financial assets and liabilities are offset and reported net in the balance sheet if, and only if, there is currently a legally enforceable right to set off the recognised amounts, and there is an intention to settle on a net basis, or to realise an asset and settle the liability simultaneously.

US GAAP permits netting in relation to long and short positions in securities and derivative assets and liabilities subject to a master netting agreement.

248	Barclays PLC Annual Report 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

For those standards that were not adopted until 1st January 2005, UK GAAP continued to be applied throughout 2004 in accordance with IFRS transition rules. Therefore, for 31st December 2004, the differences relating to Derivatives, Fair value of securities, Loan origination and Extinguishment of liabilities are the same as those previously reported and have been provided on page 251.

IFRS (2004 only)	US GAAP (2004 only)
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

Any adjustments included in the reconciliations of IFRS to US GAAP provided on pages 251 to 266 and pages 282 and 283 that are not described above have arisen from refinements of methodology arising from the Group’s conversion to IFRS.

Barclays PLC Annual Report 2005	249

Notes to the accounts

For the year ended 31st December 2005

Applicable developments in US GAAP

SOP 03-03: Accounting for Certain Loans or Debt Securities Acquired in a Transfer

The Statement of Position 03-03 (SOP 03-03) addresses accounting for differences between the contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality.

The Group adopted this SOP from 1st January 2005 and has applied it to its acquisitions during the financial year. Adoption did not have a material impact on the Group’s results of operations or financial condition as determined under US GAAP for the year ended 31st December 2005.

SFAS 123-R: Accounting for Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 (R) (SFAS 123-R) was issued on 16th December 2004. SFAS 123-R requires that companies expense the fair value of employee stock options and other forms of stock-based compensation. The statement requires that companies use fair value to measure stock-based compensation awards and cease using the ‘intrinsic value’ method of accounting, which was allowed by APB 25. To account as an award under SFAS 123-R the terms of the awards have to include at least one of the following three conditions: market condition, performance condition and service condition. The type of condition used in the award governs how the award will be measured.

The statement applies as of the beginning of the fiscal year starting after 15th June 2005. Barclays is assessing the impact of the statement on the Group’s US GAAP position.

SFAS 154: Accounting Changes and Error Corrections

Statement of Financial Accounting Standards No 154 (SFAS 154) issued in May 2005 replaces APB 20 and SFAS 3 and changes the requirements for the accounting and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle, and requires the retrospective application to prior periods’ financial statements of such changes.

SFAS 154 also requires that a change in depreciation, amortisation or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 carries forward without change the guidance in Opinion 20 for reporting the correction of an error in previously issued financial statements.

The statement is effective for accounting changes and correction of errors made in fiscal years beginning after 15th December 2005.

FIN 47: Accounting for Conditional Asset Retirement Obligations

FASB Interpretation No. 47 (FIN 47) was issued in March 2005 and clarifies the term ‘conditional asset retirement obligation’. FIN 47 requires that an entity should recognise a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.

This interpretation is effective no later than the end of fiscal years ending after 15th December 2005. Adoption did not have a material impact on the Group’s results of operations or financial condition as determined under US GAAP for the year ended 31st December 2005.

SFAS 155: Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments’ (SFAS 155), an amendment of SFAS 140 and SFAS 133. SFAS 155 permits election to measure any hybrid financial instrument at fair value (with changes in fair value recognised in earnings) if the hybrid instruments contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible.

The Statement will be effective for all instruments acquired, issued, or subject to a remeasurement event occuring after the beginning of fiscal years that begin after 15th September 2006, with earlier adoption permitted as of the beginning of the Group’s 2006 fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. The Group has decided it will early adopt SFAS 155 effective from 1st January 2006 and is assessing the impact of this change in accounting.

250	Barclays PLC Annual Report 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

	Notes		2005 £m	2004 £m
Profit attributable to equity holders of the parent (IFRS)			3,447	3,254
Goodwill	(a	)	–	(2)
Intangible assets	(b	)	(121)	(137)
Pensions	(c	)	(202)	(14)
Post-retirement benefits	(c	)	(1)	20
Leasing			(136)	n/a
Compensation arrangements			21	34
Life assurance			(35)	(95)
Revaluation of property			9	11
Hedging	(j	)	(208)	n/a
Derivatives			n/a	(364)
Financial instruments			(417)	n/a
Fair value of securities			n/a	80
Foreign exchange on available for sale securities	(i	)	185	428
Fee and cost recognition			58	(180)
Loan origination			n/a	(66)
Consolidation	(k	)	1	88
Securitisations	(l	)	204	21
Guarantees	(m	)	(25)	(10)
Business combinations	(h	)	–	13
Software capitalisation			–	(15)
Extinguishment of liabilities			n/a	(32)
Classification of debt and equity			(57)	–
Impairment			(24)	–
Non-financial instruments			18	–
Tax effect on IFRS/US GAAP reconciling items	(d	)	215	(2)
Net income (US GAAP)			2,932	3,032

Barclays PLC Group			p	p
Basic earnings per 25p ordinary share	(e	)	46.3	47.5
Diluted earnings per 25p ordinary share	(e	)	44.7	46.8

			2005 £m	2004 £m
Shareholders’ equity excluding minority interests (IFRS)			17,426	15,870
Goodwill	(a	)	563	563
Intangible assets	(b	)	(573)	(448)
Pensions	(c	)	1,224	1,235
Post-retirement benefits	(c	)	51	52
Leasing			–	136
Compensation arrangements			104	63
Life assurance			62	(32)
Revaluation of property			(221)	(212)
Hedging	(j	)	254	n/a
Derivatives			n/a	(78)
Financial instruments			(424)	n/a
Fair value of securities			n/a	491
Fee and cost recognition			30	(6)
Loan origination			n/a	(89)
Consolidation	(k	)	51	67
Securitisations	(l	)	355	151
Guarantees	(m	)	6	29
Extinguishment of liabilities			n/a	(326)
Classification of debt and equity			116	(260)
Non-financial instruments			(4)	–
Tax effect on IFRS/US GAAP reconciling items	(d	)	(559)	(253)
Shareholders’ equity (US GAAP)			18,461	16,953

For those standards that were not adopted until 1st January 2005, UK GAAP continued to be applied throughout 2004 in accordance with IFRS transition rules. Therefore, for 31st December 2004, the differences relating to Derivatives, Fair value of securities, Loan origination and Extinguishment of liabilities are the same as those previously reported.

Barclays PLC Annual Report 2005	251

Notes to the accounts

For the year ended 31st December 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

The following table provides the Group’s balance sheet on an IFRS presentation for 2005 and a UK GAAP presentation for 2004, incorporating those adjustments required under US GAAP that are discussed on pages 246 to 249.

	2005 £m	2004 £m
Assets
Cash and balances at central banks	3,908	48,855
Items in the course of collection from other banks	2,017	1,772
Treasury bills and other eligible bills	n/a	5,002
Trading portfolio assets	243,000	n/a
Derivative financial instruments	32,607	n/a
Loans and advances to banks	31,105	57,380
Loans and advances to customers	288,963	279,438
Debt and equity securities	n/a	151,242
Financial investments	55,403	n/a
Reverse repurchase agreements and cash collateral on securities borrowed	160,398	n/a
Other assets	15,557	42,113
Retail life-fund assets attributable to policyholders	n/a	68,778
Total assets	832,958	654,580
Deposits from banks	69,389	139,461
Items in the course of collection due to other banks	2,341	1,205
Customer accounts	253,252	235,599
Trading portfolio liabilities	150,263	n/a
Derivative financial instruments	34,908	n/a
Debt securities in issue	125,600	78.989
Repurchase agreements and cash collateral on securities lent	141,760	n/a
Other liabilities	18,099	100,151
Subordinated liabilities	12,753	10,693
Retail life-fund liabilities attributable to policyholders	n/a	68,778
Total liabilities	808,365	634,876
Shareholders’ equity excluding minority interest	18,461	16,953
Minority interests	6,132	2,751
Total shareholders’ equity	24,593	19,704
Total liabilities and shareholders’ equity	832,958	654,580

Segmental analysis of the Group is provided in Note 61, Segmental analysis. The significant differences for each segment under US GAAP are in respect of netting adjustments as disclosed in Note 63(o), and the securitisation adjustment as disclosed in Note 63(l). The impact of these adjustments is to decrease the total assets of Barclays Capital by £96,741m (2004: increase by £45,257m), increase the total assets of Barclays Global Investors by £9,669m (2004: £68,354m), decrease the total assets of Barclaycard by £6,390m (2004: £3,122m).

Note

(a)	In 2004, the US GAAP cash and cash equivalents figure was included in cash and balances at central banks. In 2005, cash and cash equivalents has been classified in its component lines as required by IFRS.

252	Barclays PLC Annual Report 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

(a) Goodwill

The Group annually reviews the carrying value of its goodwill based on expected future earnings. In 2005, there was no impairment to goodwill under US GAAP.

In 2004, goodwill recorded by the Group under US GAAP included amounts related to interests acquired following the restructuring of businesses to which the Group had previously advanced funds. The Group identified an excess in the carrying value of the reporting units over their implied fair value and recorded an impairment charge of £56m. The impairment was based on revised cash flow projections which were lower than forecasted due to going concern issues within these businesses. Further, a partial write down of £12m was recorded in 2004 in relation to a Group entity acquired prior to 1st January 1998 in respect of which the goodwill had been previously written off to reserves under UK GAAP. The impairment was due to achieved cash flows being lower than those required to support the carrying value of goodwill.

The current carrying value of goodwill for US GAAP purposes has been allocated to the reportable business clusters of the Group:

		At beginning of year £m	Reallocation between clusters £m	Additions £m	Exchange and other £m	2005 £m
UK Banking		2,760	14	1	–	2,775
Wealth Management		548	–	–	–	548
International Retail and Commercial Banking		448	–	1,253	63	1,764
Barclaycard		336	–	24	12	372
Barclays Capital		42	(16)	–	–	26
Barclays Global Investors		116	(6)	139	9	258
Head office functions and other operations		10	8	–	–	18
Goodwill		4,260	–	1,417	84	5,761
(b) Intangible assets
	Core deposit intangible £m	Brand £m	Customer lists £m	Licences and other contracts £m	Other software £m	2005 £m
Cost or valuation
At beginning of year	513	33	313	57	12	928
Acquisitions/disposals as a result of business combinations	186	110	338	2	17	653
Additions	–	–	8	76	3	87
Fully amortised assets written off	–	(25)	–	–	–	(25)
Exchange/other	7	3	33	2	–	45
Cost carried forward	706	121	692	137	32	1,688
Accumulated amortisation and impairment
At beginning of year	(284)	(29)	(129)	(6)	(4)	(452)
Amortisation charge for year	(80)	(7)	(58)	(9)	(6)	(160)
Impairment charge	–	–	–	(1)	–	(1)
Fully amortised assets written off	–	25	–	–	–	25
Exchange/other	5	2	(5)	(1)	–	1
Amortisation carried forward	(359)	(9)	(192)	(17)	(10)	(587)
Net book value 2005	347	112	500	120	22	1,101
Weighted average amortisation period for additions (months)	334	127	332	78	36

The amortisation expense for the net carrying amount of intangible assets is estimated to be £187m in 2006, £139m in 2007, £91m in 2008, £73m in 2009 and £59m in 2010.

In addition to the acquired intangible assets shown in the table above a core deposit intangible asset with a net book value of £6m is recognised in relation to the Group’s equity investment in FirstCaribbean International Bank.

As the amortisation of intangible assets is a deductible expense for income tax purposes, US GAAP requires the recognition of a tax amortisation benefit. The tax amortisation benefit is taken to income over an appropriate life.

Barclays PLC Annual Report 2005	253

Notes to the accounts

For the year ended 31st December 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

(c) Pensions and post-retirement benefits

Upon transition to IFRS, all schemes held by the Group have been reassessed and, consequently, the following schemes are deemed material for US GAAP purposes; the UK Retirement Fund (UKRF), Barclays Capital Retirement Plan and Barclays Capital Restoration Plan (Barclays Capital schemes). Together these schemes make up approximately 95% of all the Group’s schemes in terms of assets and actuarial liabilities. In 2004, the pension scheme assessed under US GAAP was the UKRF which is composed of the 1964 Pension Scheme, Retirement Investment Scheme, Pension Investment Plan, afterwork and the Career Average Section.

The provisions of US GAAP have been applied to the UKRF based on a measurement date of 30th September, and to the remaining schemes based on a measurement date of 31st December. Consequently, the £250m contribution made to the UKRF in December 2004 is included in the US GAAP analysis of the assets and the £350m contribution made to the UKRF in December 2005 is excluded from the US GAAP analysis of plan assets.

Under the terms of an agreement between the Bank, the Trustees of the Woolwich Pension Fund (WPF) and the Trustees of the UKRF, the final transfer of the liabilities of the WPF into the UKRF was made on 1st May 2004, following which the remaining £56.2m assets in the WPF were transferred to the UKRF and a special contribution of £2m was paid into the UKRF.

The components of the pension and post-retirements expense (where an actuarial basis is appropriate) which arise under US GAAP are as follows:

	2005		2004
	Pensions £m	Post- retirement benefits £m	Pensions £m	Post- retirement benefits £m
Components of net periodic benefit cost
Service cost	361	2	319	1
Interest cost	808	6	692	5
Expected return on plan assets	(818)	–	(738)	–
Amortisation of transition adjustment	–	1	–	–
Termination benefits	51	–	–	–
Recognised net actuarial loss	40	2	27	2
Net periodic benefit cost	442	11	300	8

For measurement purposes, the calculation assumes an 11% and 5% annual rate of increase in the per capita cost of covered medical benefits and dental benefits respectively for pensioners in the US at the end of the 2005 year (10.6% and 5% at the end of 2004). The rate for 2006 is assumed to be 10% and to decrease to 5% over five years to 2011 and remain at that level thereafter.

For pensioners in the UK the calculation assumes a 10% increase in the per capita cost of covered medical benefits is adopted for the 2005 year end (10.6% annual rate as at the end of 2004). The rate for 2006 is assumed to be 10% and to decrease to 5% over five years to 2011 and remain at that level thereafter.

A one percentage point change in assumed health care trend rates would have the following effects for 2005:

	1% increase £m	1% decrease £m
Effect on total of service and interest cost components	1	(1)
Effect on post-retirement benefit obligation	22	(19)

254	Barclays PLC Annual Report 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

(c) Pensions and post-retirement benefits (continued)

The following table presents the estimated funded status of the pension schemes and post-retirement benefits (the latter are unfunded) under US GAAP:

	2005		2004
	Pensions £m	Post- retirement benefits £m	Pensions £m	Post- retirement benefits £m
Change in benefit obligation
Benefit obligation at beginning of period for UKRF	14,767	100	13,331	85
Benefit obligation for Barclays Capital schemes	225	–	–	–
Service cost	361	2	319	1
Interest cost	808	6	692	5
Plan participants’ contributions	26	–	26	–
Termination benefits	51	–	–	–
Prior period service cost	4	–	1	–
Actuarial loss	1,691	23	843	16
Benefits paid	(477)	(4)	(445)	(4)
Exchange and other	27	4	–	(3)
Benefit obligation at end of period	17,483	131	14,767	100
Change in plan assets
Fair value of plan assets at beginning of period for UKRF	12,356	–	10,980	–
Fair value of plan assets for Barclays Capital schemes	184	–	–	–
Actual return on plan assets	2,426	–	1,284	–
Employer contribution	266	4	511	4
Plan participants’ contributions	26	–	26	–
Benefits paid	(477)	(4)	(445)	(4)
Exchange and other	21	–	–	–
Fair value of plan assets at end of period	14,802	–	12,356	–
Funded status – deficit	(2,681)	(131)	(2,411)	(100)
Unrecognised transition amount	–	5	–	5
Unrecognised net actuarial loss	2,047	68	1,948	46
Unrecognised prior service cost	7	–	3	–
Accrued benefit cost	(627)	(58)	(460)	(49)

The minimum liability, intangible asset and other comprehensive income as at the measurement date for the pension schemes is shown in the table below:

	2005		2004
	Barclays Capital Retirement Plan £m	Barclays Capital Restoration Plan £m	UKRF £m	UKRF £m
Scheme assets at market value	213	–	14,589	12,356
Accumulated Benefit Obligation (ABO)	249	12	15,149	13,109
Minimum liability (excess of ABO over market value of assets)	36	12	560	753
Prepaid/(accrued) pension cost	18	(13)	(632)	(460)
Minimum additional liability	54	–	–	293
Intangible asset	–	–	–	(3)
Accumulated other comprehensive income	54	–	–	290

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

Barclays PLC Annual Report 2005	255

Notes to the accounts

For the year ended 31st December 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

(c) Pensions and post-retirement benefits (continued)

The table below shows the percentage of the fair value of each major category as at the measurement date.

	Barclays Capital Retirement Plan			UKRF (defined benefits only)
	Target (2005) %	31/12/05%	31/12/04%	Target (2005) %	30/9/05%	30/9/04%

Equity securities	50-70	61	63	40	50	48
Debt securities	30-50	39	37	41	35	38
Property	0-10	–	–	10	11	11
All other assets	0-10	–	–	9	4	3

Total	100	100	100	100	100	100

The expected return on assets is determined by calculating a total return estimate based on a weighted average of estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as inflation, credit spreads and equity risk premiums.

The Group is expected to pay contributions of approximately £350m to the UKRF scheme in 2006 and £1m to the Barclays Capital schemes in 2006.

Estimated future benefit payments

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

	Pensions £m	Post- retirement benefits £m

2006	427	5
2007	441	5
2008	456	5
2009	472	6
2010	487	6
Years 2011 – 2015	2,920	32

The weighted-average assumptions used to determine net periodic benefit cost for pensions are as follows:

	2005	2005	2005	2004
	Barclays Capital Retirement Plan %	Barclays Capital Restoration Plan %	UKRF %	UKRF %

Discount rate	5.8	5.8	5.6	5.4
Rate of compensation increase	4.5	4.5	4.3	4.1
Expected long-term return on plan assets	8.5	n/a	6.7	6.8

The weighted-average assumptions used to determine benefit obligations for pensions are as follows:

	2005	2005	2005	2004
	Barclays Capital Retirement Plan %	Barclays Capital Restoration Plan %	UKRF %	UKRF %

Discount rate	5.5	5.5	5.1	5.6
Rate of compensation increase	4.5	4.5	4.3	4.3

Details of the post-retirement health care expense under IFRS are given in Note 38 to the accounts.

The accounting for the post-retirement benefits charge assumed a discount rate of 5.75% (2004: 6.25%) for US benefits and 5.6% (2004: 5.6%) for UK benefits on a weighted average basis.

The additional pensions cost compared to IFRS of £202m (2004: £14m) includes an £8m credit (2004: £8m) relating to amortisation of an additional fair value adjustment under US GAAP. This is being amortised over the expected life of the relevant pension liability.

256	Barclays PLC Annual Report 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

(d) Deferred tax

In accordance with SFAS No. 109 ‘Accounting for Income Taxes’, the components of US GAAP deferred tax assets and liabilities are as follows:

	2005 £m	2004 £m

Deferred tax liabilities:
Deferred tax liabilities under IFRS (see Note 24)	700	1,362
In respect of IFRS/US GAAP reconciling items	116	251
Total deferred tax liabilities	816	1,613
Deferred tax assets:
Deferred tax assets under IFRS (see Note 24)	686	1,388
Add: valuation allowance	252	217
In respect of IFRS/US GAAP reconciling items	(441)	(350)
Total deferred tax assets before valuation allowance	497	1,255
Less: valuation allowance	(252)	(217)
Deferred tax assets less valuation allowance	245	1,038

The main components of the tax charge attributable to continuing operations are shown in Note 24 to the accounts on pages 156 to 158. Included in the tax effect on net income of IFRS/US GAAP reconciling items for 2005 is a credit amount of £215m relating to deferred tax (2004: charge of £2m).

The valuation allowance relates to the Group’s capital losses and unrelieved overseas tax losses. These assets will be recognised in the future when it becomes more likely than not that they will be utilised.

(e) Earnings per share

	2005			2004
	Income £m	Weighted average share no. (in millions)	Per-share amount pence	Income £m	Weighted average share no. (in millions)	Per-share amount pence
Basic earnings per share
US GAAP net income attributable to equity holders of the parent	2,932	6,337	46.3	3,032	6,381	47.5
Dilutive impact of convertible options	(32)			–
Potential shares		149			99
Diluted earnings per share	2,900	6,486	44.7	3,032	6,480	46.8

Upon adoption of IFRS, the Group amended the methodology for the calculation of potential shares and the dilutive impact of convertible options. Had this change been reflected in the US GAAP diluted earnings per share for 2004, the impact would have been a 0.4p decrease in diluted earnings per share for 2004.

(f) Securities

Unlisted investment equity securities are outside the scope of SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’. Where the securities are held by an investment company within the Group, the securities are carried at fair value.

All investment securities are classified as being ‘available for sale’ unless the Group has a clear intention and ability to hold them to maturity. Other securities are classified as trading securities.

The following table shows the gross unrealised losses and fair value for available for sale and held-to-maturity securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealised loss position at 31st December 2005.

	Less than 12 months		12 months or more		Total
Description of securities	Fair value £m	Unrealised losses £m	Fair value £m	Unrealised losses £m	Fair value £m	Unrealised losses £m
Other government	5,274	(23)	4,003	(27)	9,277	(50)
Mortgage backed securities	3	–	–	–	3	–
Corporate issuers	3,116	(26)	6,697	(82)	9,813	(108)
Other public bodies	118	(2)	–	–	118	(2)
Other issuers	342	(7)	2,034	(2)	2,376	(9)
Total	8,853	(58)	12,734	(111)	21,587	(169)

Barclays PLC Annual Report 2005	257

Notes to the accounts

For the year ended 31st December 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

The Group performs a review of each individual available for sale and held-to-maturity security on a regular basis to determine whether any evidence of other-than-temporary impairment exists. This review considers factors such as the duration and amount at which fair value is below cost, the credit standing and prospects of the issuer, and the intent and ability of the Group to hold the security for such sufficient time to allow for any anticipated recovery in fair value.

Under US GAAP, 177 available for sale and held-to-maturity debt securities had unrealised losses as at 31st December 2005. Based on a review performed at 31st December 2005, management believes that the unrealised losses are temporary in nature. The unrealised losses are due to market movements in interest rates. The credit quality of the bond issuers remains strong with 100% rated as investment grade or higher and the Group has the ability and intent to hold these positions until recovery.

Held-to-maturity securities

		2005			2004
Description of securities	Book value £m	Unrealised gain £m	Fair value £m	Book value £m	Unrealised gain £m	Fair value £m
Mortgage-backed securities	2,099	2	2,101	1,713	1	1,714
Other issuers	3,488	1	3,489	3,757	3	3,760
Total	5,587	3	5,590	5,470	4	5,474

	2005 Book value				2005 Fair value
Description of securities	Maturing within one year £m	Maturing after one but within five years £m	Maturing after five but within ten years £m	Maturing after ten years £m	Maturing within one year £m	Maturing after one but within five years £m	Maturing after five but within ten years £m	Maturing after ten years £m
Mortgage-backed securities	92	1,931	76	–	93	1,932	76	–
Other issuers	1,062	2,199	53	174	1,062	2,199	53	175
Total	1,154	4,130	129	174	1,155	4,131	129	175

The gross unrecognised losses on the held to maturity securities amounted to £4m at 31st December 2005 (2004: £3m).

(g) Loan impairment and disclosure

SFAS 114 applies only to impaired loans, the measurement of which is based upon the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market value, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogeneous consumer loans that are collectively evaluated for impairment are outside the scope of SFAS 114, as are debt securities and leases. At 31st December 2005, the element of impaired loans outside the scope of SFAS 114 amounted to £3,336m (2004: £2,599m).

In accordance with SFAS 114, the Group’s total impaired loans being non-performing, less impaired loans outside the scope of SFAS 114, amount to £1,874m at 31st December 2005 (2004: £1,386m). Credit risk provisions of £935m, estimated in accordance with SFAS 114, were held against these loans (2004: £721m). The average level of such impaired lendings in 2005 was £1,661m (2004: £1,736m).

Where cash received represents the realisation of security, or there is doubt regarding the recovery of a loan, such receipts are treated as repayments of the loan principal. Otherwise, cash received in respect of impaired loans is recognised as interest income. Estimated interest income which was recognised in 2005 on impaired loans within the scope of SFAS 114 was £13m (2004: £24m).

SFAS 114 modifies the accounting for in-substance foreclosure, in that collateralised debts where the Group takes physical possession of the collateral, regardless of formal insolvency procedures, would be reclassified as if the collateral had been acquired for cash. At 31st December 2005, under US GAAP, the amount of collateral recorded at the lower of the book value of the debt or the fair value of the collateral that would be reclassified as ‘other real estate owned’ was £nil (2004: £7m) and as debt and equity instruments was £57m (2004: £34m).

During 2005, there were no mortgage loans held which were held with the intention of resale. In 2004, mortgage loans of £3,482m were included within loans and advances to customers which were held with the intention of resale. During 2004, £4,762m of loans were sold generating a net profit of £31m.

258	Barclays PLC Annual Report 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

(h) Business combination

In 2002, Barclays and Canadian Imperial Bank of Commerce completed the combination of their retail, corporate and offshore banking operations and created FirstCaribbean International Bank. Under both IFRS and US GAAP, Barclays accounts for the resulting interest as an associate. At the time of the transaction, a gain of £206m was generated under both UK and US GAAP, the gain being recorded in equity for UK GAAP but in the income statement under US GAAP (APB 29 and EITF 01-02). The net assets of the business transferred by Barclays to the new entity were not materially different under US GAAP.

In 2004, an adjustment of £13m was made to the gain of £206m, which was also recorded in the income statement under US GAAP.

(i) Foreign exchange differences on available for sale (AFS) debt securities

Under IFRS the translation of foreign currency denominated AFS debt securities into the functional currency of the legal entity in which they are held is recognised directly in the income statement. For US GAAP these movements are reported in shareholders’ equity.

The pre-tax credit of £185m (2004: £428m) represents the reclassification of this amount from the income statement into shareholders’ equity for US GAAP.

(j) Hedging

The US GAAP hedging adjustment results in a decrease in income of £208m. Of this, £69m relates to the reversal of IFRS transition adjustments and the inclusion of SFAS 133 transition adjustments and £139m relates to ongoing hedging differences.

(k) Consolidation

Under US GAAP, the differences in the consolidation criteria to IFRS results in an increase in total assets of £4,268m (2004: decrease of £3,571m).

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

Variable interest entities

As defined in FIN 46-R, an entity is considered a VIE subject to consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest described above. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which are the compensation for the risk of absorbing the expected losses.

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

Barclays PLC Annual Report 2005	259

Notes to the accounts

For the year ended 31st December 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

(k) Consolidation (continued)

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

Asset realisations

The Group establishes SPEs to facilitate the recovery of loans in circumstances where the borrower has suffered financial loss.

Fund management

The Group provides asset management services to a large number of investment entities on an arms-length basis and at market terms and prices. The majority of these entities are investment funds that are owned by a large and diversified number of investors. In addition, there are various partnerships, funds and open-ended investment companies that are used by a limited number of independent third parties to facilitate their tailored private debt, debt securities or hedge fund investment strategies.

The Group is the primary beneficiary in the following VIEs, classified by type of activity:

	2005	2004
Activity	Total assets £m	Total assets £m
Asset securitisations	13,750	3,926
Multi-seller conduit programmes	17,260	12,404
Client intermediation	4,451	216
Credit structuring	641	2,343
Asset realisations	49	68

The creditors do not have recourse to the general credit of the Group in respect of the variable interest entities consolidated by the Group.

The Group also has significant variable interests in the following VIEs, classified by type of activity, where the Group is not the primary beneficiary.

	2005		2004
	Total assets £m	Maximum loss(a) £m	Total assets £m	Maximum loss(a) £m
Asset securitisations	5,746	221	10,199	282
Client intermediation	11,298	3,284	9,799	989
Credit structuring	313	8	281	6
Fund management	6,158	3,222	2,380	1,028

Qualifying Special Purpose Entities (QSPEs)

In accordance with SFAS 140 and FIN 46-R, the Group does not consolidate QSPEs. QSPEs are passive entities used by the Group to hold financial assets transferred to them by the Group and are commonly used in mortgage and other securitisation transactions as described in Note 63(l) below.

Note

(a)	The maximum exposure to loss represents a ‘worst case’ scenario in the event that all such entities simultaneously fail. It does not provide an indication of ongoing exposure which is managed within the Group’s risk management framework. Where a maximum exposure to loss is quoted, this represents the Group’s total exposure and includes both drawn and undrawn lending facilities. The Group’s exposure is determined by changes in the value of the variable interests it holds within these entities, which primarily comprise liquidity, credit enhancements, derivative transactions and financing arrangements.

260	Barclays PLC Annual Report 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

(l) Securitisations

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

Securitisation activity during the year

During 2005, the Group securitised credit card receivables with a book value of £3,497m (2004: £810m) recognising a resultant pre-tax gain on sale under US GAAP of £174m (2004: £38m). The Group has recognised an interest only strip asset and a servicing liability in connection with the transfer.

The derecognition of the securitised assets results in a reduction in net loans and advances to customers of £6,648m (2004: £3,270m).

Mortgage Loans Securitisation

In 2004, Barclays acquired and then securitised ten static pools of residential mortgage loans which were originated by unaffiliated mortgage companies. Certain of these securitisations were affected through the sale of mortgage loans to QSPEs. During 2005, Barclays acquired and then securitised an additional ten pools of residential mortgage loans; however, these securitisations did not qualify for sale accounting and are treated as financing transactions.

To fund the acquisition of these mortgage loans, the trust issued Floating Rate Notes (FRNs). The FRNs were underwritten by Barclays and sold to third party investors. The offering circulars for the issues of FRN’s stated that they are the obligations of the respective trust only and are not guaranteed by, or the responsibility of, any other party. A call right is held by the originator with the right to liquidate the trust if the principal balance of the mortgage shares has fallen below 10% of their initial amount, provided all obligations under the bonds can be satisfied in full.

Securitisation activity during the year

During 2005, no securitisations qualified for sale accounting, and therefore non-returnable proceeds of these securitisations totalled £nil at issue (2004: £4,538m) and a net gain of £nil arising from the transfer of these assets to the QSPEs (2004: £25m) was recognised.

The retained interests that are subject to prepayment risk such that the Group may not recover substantially all of its investment are recorded at fair value with subsequent adjustments reflected in net income.

Barclays PLC Annual Report 2005	261

Notes to the accounts

For the year ended 31st December 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

(l) Securitisations (continued)

Interest only strip

The movement in fair value of retained interests during the period is as follows:

	2005 Mortgage loans £m	2004 Mortgage loans £m	2005 Credit card receivables £m	2004 Credit card receivables £m
Value at 1st January	171	–	117	97
Value at inception of new securitisations	–	270	98	30
Transfer to net income	–	–	(24)	(10)
Cash flow from interests retained/sold	(173)	(90)	–	–
Foreign exchange differences	20	(9)	–	–
Value at 31st December	18	171	191	117
Key economic assumptions used in measuring the interest only strip at the time of the securitisation were as follows:
	2005 Mortgage loans	2004 Mortgage loans	2005 Credit card receivables	2004 Credit card receivables
Fair value of interest only strip at inception of new securitisations	–	£270m	£98m	£30m
Constant prepayment rate per annum	–	15%-17%	100%	100%
Credit losses per annum(a)	–	2%-4.25%	6.5%	5.5%
Discount rate	–	15%-25%	5.0%	5.0%
Servicing liabilities The following table shows the servicing liabilities recognised and amortised during the period:
			2005 Credit card receivables £m	2004 Credit card receivables £m
Balance at 1st January			45	28
Balance at inception of new securitisations			37	11
Amortisation for the year			(12)	6
Balance at 31st December			70	45

The fair value of the servicing liability for credit card receivables is £70m (2004: £45m).

During 2004, no servicing assets or liabilities arose on the securitisation of the mortgages, as the originator had retained the right to service these assets.

The cash flows between the Group and the securitisation vehicles were as follows during the year ended 31st December 2005:

	2005 Mortgage loans £m	2004 Mortgage loans £m	2005 Credit card receivables £m	2004 Credit card receivables £m
Proceeds from new securitisations	–	4,538	3,497	810
Proceeds from collection reinvested in receivables	–	–	11,151	7,336
Cash inflow from servicing fees	–	–	32	22
Cash inflow on interests retained/sold	173	90	291	216

Note

(a)	Annual percentage credit loss is based only on positions in which expected credit loss is a key assumption in the determination of fair values.

262	Barclays PLC Annual Report 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

(l) Securitisations (continued)

Interest only strip at year end

At 31st December 2005, key economic assumptions and a sensitivity analysis showing the hypothetical effect on the fair value of those interests of two unfavourable variations from the expected levels for each key assumption are as follows:

	2005 Mortgage loans	2005 Credit card receivables
Fair value of interest only strip	£18m	£ 191 m
Constant prepayment rate per annum	42%	100%
Impact of 33% adverse change	–	£(83)m
Impact of 50% adverse change	£1m	£(115)m
Credit losses per annum(a)	2%	6.5%
Impact of 10% adverse change	£(2)m	£(78)m
Impact of 20% adverse change	£(3)m	£(91)m
Discount rate	11%	5%
Impact of 10% adverse change	£(1)m	£(17)m
Impact of 20% adverse change	£(1)m	£(31)m

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

The following tables present information about principal balances of managed and securitised receivables as of and for the year ended 31st December 2005.

	2005			2004
	Credit card receivables			Credit card receivables
	Total loans £m	Delinquent loans(b) £m	Net write-offs(c) £m	Total loans £m	Delinquent loans(b) £m	Net write-offs(c) £m
Total receivables managed	12,924	349	726	14,146	235	515
Less: receivables securitised(c)	(6,815)	(149)	(184)	(3,317)	(49)	(92)

Assets on US GAAP balance sheet	6,109	200	542	10,829	186	423

	2005 Mortgages			2004 Mortgages
	Total loans £m	Delinquent loans £m	Net write-offs £m	Total loans £m	Delinquent loans £m	Net write-offs £m
Total receivables managed	6,270	–	–	8,020	–	–
Less: receivables securitised(d)	(563)	–	–	(4,538)	–	–

Assets on US GAAP balance sheet	5,707	–	–	3,482	–	–

Notes

(a) Annual percentage credit loss is based only on positions in which expected credit loss is a key determination of fair values.

(b) Delinquent loans are loans 90 days or more past due.

(c) Net of recoveries during the year.

(d) Securitised and derecognised from the balance sheet under US GAAP.

Barclays PLC Annual Report 2005	263

Notes to the accounts

For the year ended 31st December 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

(m) Guarantees

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

Standby letters of credit

These are irrevocable commitments to pay a third party, on behalf of our customers, the value of which on demand is subject to certain criteria being complied with. Any amounts paid are debited to the customers’ accounts. These contracts are used when required in substitution of guarantees due to a greater acceptability in the beneficiary country.

Other guarantees

This category includes the following types of contracts:

Performance guarantees– a guarantee given by the Bank on behalf of a customer, undertaking to pay a certain sum if our customer has failed to carry out the terms or certain terms of the contract.

Advance payment guarantees– enables the beneficiary to demand repayment of an advance in funds in certain circumstances.

Tender guarantees– provided during a tender process to lend support to a customer’s commitment to a tender process.

Customs and Excise– guarantees provided to HM Revenue and Customs to cover a customer’s liability, most commonly for import duties.

Retention guarantees– similar to advance payments but are used to secure early release of retained contract payments.

The following table provides the maturity analysis of guarantees issued by the Group. The amounts disclosed represent the maximum potential amount of future payments (undiscounted) the Group could be required to make under the guarantee, before any recovery through recourse or collaterisation provisions.

	2005					2004
	Less than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years £m	Total £m	Total £m

Financial guarantees	24,424	1,445	334	846	27,049	21,327
Standby letters of credit	4,447	1,316	3,712	1,511	10,986	8,684
Other guarantees	5,935	1,070	359	1,461	8,825	8,245

Credit card guarantees

Under the Consumer Credit Act of 1974, Barclays may be liable to customers to refund payments made for unsatisfactory goods or services or unfulfilled contracts where payment was made through a credit card. The maximum liability that Barclays could have is the total credit limits marked to customers of £54,479m (2004: £42,813m). These limits are included within commitments with a maturity of less than one year, as the limit can be revoked at any time.

Warranties and indemnities given as part of acquisition and disposal activity

Warranties and indemnities are routinely provided to counterparties as part of the terms and conditions required in a business acquisition, disposal or investing in joint ventures. Most commonly, these relate to indemnification against tax liabilities arising from pre-transaction activities. Usually the total aggregate liability, in respect of warranties and indemnities for a transaction is capped and the maximum exposure under these is £2,139m (2004: £2,686m). No collateral or recourse to third parties is generally available.

Certain derivative contracts

In addition to the contracts described above, there are certain derivative contracts to which the Group is a counterparty that meet the characteristics of a guarantee under FIN 45. These derivatives are recorded in the Group’s balance sheet at fair value under US GAAP.

264	Barclays PLC Annual Report 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

(n) Asset retirement obligation

The Group recognises a liability for an asset retirement obligation and capitalises an amount for asset retirement cost. The entity estimates the initial fair value of the liability using an expected present value technique.

	2005 £m	2004 £m

Asset retirement obligations at beginning of year	40	4
Liability incurred in the period	–	36
Asset retirement obligations at end of year	40	40

This is to cover Barclays legal obligation associated with the retirement of certain operating leases.

(o) Total assets

Netting

Differences between the netting requirements of IFRS and US GAAP (FIN 39) result in a net reduction in total assets reported for US purposes of £85,297m. In 2004 there was an increase in total assets for US purposes of £59,969m reflecting the fact that the IFRS 2004 comparatives do not include the impact of IAS 32 and IAS 39.

	2005 £m	2004 £m

Derivatives	(104,662)	n/a
Securities	(2,491)	n/a
Receivables and payables in respect of unsettled trades	(8,292)	(7,250)
Loans and deposits	9,567	17,572
Repurchase and reverse repurchase agreements	n/a	18,572
Cash collateral held against derivatives	n/a	14,787
Securities lending and borrowing agreements	n/a	1,603
Non-cash collateral on stock lending	20,581	14,685

Total	(85,297)	59,969

Additionally in 2004, gross assets and liabilities under US GAAP increased by £60,400m due to the inclusion of certain BGI insurance products. These products are accounted for in accordance with SFAS 97, and accordingly, the assets and liabilities associated with these products are recorded on the balance sheet. From 1st January 2005, these assets and liabilities are stated gross on the balance sheet under both IFRS and US GAAP.

The inclusion of acceptances resulted in an increase in total assets under US GAAP of £253m (2004: £263m).

Barclays PLC Annual Report 2005	265

Notes to the accounts

For the year ended 31st December 2005

63 Differences between IFRS and US GAAP accounting principles (continued)

(p) Income statement

There are certain differences in the presentation of the income statement between IFRS and US GAAP. Under US GAAP, net interest expense (2005: £126m, 2004: £219m) relating to trading activities would be shown within net interest income, rather than included in net trading income.

(q) Acquisitions

Information on the acquisition of Absa has been provided in Note 45.

The assets and liabilities of Absa at the date of acquisition under US GAAP are set out in the table below. Details of the total consideration paid are set out in Note 45 and there is no difference under US GAAP.

	Carrying value pre- acquisition £m	US GAAP fair value adjustments £m	Fair value under US GAAP £m

Assets
Cash and balances at central banks	792	–	792
Trading portfolio assets	2,853	–	2,853
Financial assets designated at fair value	1,646	–	1,646
Derivative financial instruments	1	–	1
Loans and receivables	26,756	43	26,799
Available for sale financial investments	1,039	19	1,058
Other assets	566	609	1,175
Insurance assets, including unit-linked liabilities	20	–	20
Property, plant and equipment	232	3	235
Total assets	33,905	674	34,579
Liabilities
Customer accounts	26,762	12	26,774
Trading portfolio liabilities	2,561	–	2,561
Derivative financial instruments	90	–	90
Insurance contract liabilities, including unit-linked liabilities	642	(2)	640
Debt securities in issue	481	5	486
Other liabilities	1,260	65	1,325
Deferred tax liabilities	19	156	175
Total liabilities	31,815	236	32,051
Net assets acquired	2,090	438	2,528
Share of net assets acquired			1,627
Goodwill			1,130

The main US GAAP fair value adjustment was the recognition of intangible assets of £625m.

Assuming that the acquisition of Absa occurred on 1st January 2005 (for 2004 on 1st January 2004) the Group would have reported total income excluding impairment charge and other credit provisions under US GAAP of £18,618m (2004: £14,857m), profit before tax of £4,789m (2004: £4,648m), net profit for the year of £3,059m (2004: £3,127m) and basic earnings per share of 48.3p (2004: 49.0p). These combined pro forma figures have not been audited.

With regard to other acquisitions in 2005, no significant differences between IFRS and US GAAP have been identified.

SOP 03-03 addresses accounting for differences between the contractual cash flows and expected cash flows of the loans and debt securities acquired if those differences are attributable at least in part to a deterioration in credit risk since origination. During the acquisition of Absa £205m of loans were acquired which fall within the scope of SOP 03-03. The basis of their recognition within the Group balance sheet was at the present value of expected future cash flows. For loans acquired, the yield at acquisition was £19m and the carrying value at the end of the year was £130m with an associated £5m charge through the income statement for impairment. No available for sale debt securities fell within the scope of SOP 03-03.

266	Barclays PLC Annual Report 2005

64 Regulatory capital requirements

Capital adequacy and the use of regulatory capital are monitored by the Group, employing techniques based on the guidelines developed by the Basel Committee on Banking Regulations and Supervisory Practices (the Basel Committee) and European Community Directives, as implemented by the Financial Services Authority (FSA) for supervisory purposes. The FSA regard the risk asset ratio calculation, originally developed by the Basel Committee, as a key supervisory tool and sets individual minimum ratio requirements for banks in the UK at or above the minimum of 8%. The concept of risk weighting and the basis for calculating eligible capital resources are described under Capital ratios on page 110.

The following tables summarises capital resources and capital ratios, as defined for Supervisory purposes:

Barclays PLC Group
	Amount £m	Ratio %

As at 31st December 2005 – IFRS
Total net capital resources	30,502	11.3
Tier 1 capital resources	18,895	7.0
As at 31st December 2004 – UK GAAP
Total net capital resources	25,216	11.5
Tier 1 capital resources	16,662	7.6

Barclays PLC Annual Report 2005	267

SEC Form 20-F cross reference and other information

SEC Form 20-F Cross Reference and Other Information

Form 20-F item number		Page reference in this document
1	Identity of Directors, Senior Management and Advisers
	Not applicable
2	Offer Statistics and Expected Timetable
	Not applicable
3	Key Information
	Risk factors	31
	Currency of presentation	269
	Financial data	80/284
	Dividends	289
4	Information on the Company
	Presentation of information	30
	Glossary	270
	Business description	84
	Acquisitions	130
	Financial overview	87
	Recent developments	86
	Supervision and regulation	85
	Note 29 Property, plant and equipment	166
	Note 42 Contingent liabilities and commitments	184
	Note 49 Principal subsidiaries	193
	Note 61 Segmental reporting	220
4A	Unresolved staff comments
	Not applicable
5	Operating and Financial Review and Prospects
	Financial Review	87
	Capital and liquidity risk management	56
6	Directors, Senior Management and Employees
	Directors and Officers	2
	Directors’ report	5
	Corporate governance report	8
	Barclays report on remuneration	15
	Accountability and Audit	29
	Note 9 Staff costs	141
	Note 38 Retirement benefit obligations	176
	Note 47 Related party transactions	189
	Note 48 Transactions with Directors and
	other Key Management Personnel	190
7	Major Shareholders and Related Party
	Transactions
	Presentation of information	30
	Directors’ report	5
	Note 47 Related party transactions	189
	Trading market for ordinary shares
	of Barclays PLC	289
8	Financial Information
	Note 1 Dividends per share – Barclays PLC	138
	Note 43 Legal proceedings	185
	Note 51 Events after the balance sheet date	194
	Dividends – Barclays PLC	289
9	The Offer and Listing
	Trading market for ordinary shares
	of Barclays PLC	289

Form 20-F item number		Page reference in this document
10	Additional Information
	Memorandum and Articles of Association	291
	Taxation	292
	Exchange controls and other
	limitations affecting security holders	293
	Documents on display	293
11	Quantitative and qualitative disclosure
	about market risk
	Risk management and control – overview	34
	Credit risk management	41
	Loans and advances to customers	44
	Allowances for impairment	48
	Loan impairment: potential credit risk loans	47
	Loans and advances in non-local currencies	68
	Market risk management	51
	Derivatives	61
	Capital and liquidity risk management	56
	Note 15 Derivative financial instruments	145
12	Description of Securities Other than Equity Securities
	Not applicable
13	Defaults, Dividends Arrearages and Delinquencies
	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds
	Not applicable
15	Controls and Procedures
	Disclosure controls and procedures	29
16A	Audit Committee Financial Expert	11
16B	Code of Ethics	14
16C	Principal Accountant Fees and Services	140
16D	Exemptions from the Listing Standards
	for Audit Committees
	Not applicable
16E	Share Repurchases	180
17	Financial Statements
	Not applicable
18	Financial Statements
	US audit report	117
	Accounting policies	118
	Consolidated accounts Barclays PLC	131
	Notes to accounts of Barclays PLC	138
	Consolidated accounts Barclays Bank PLC	271
	Notes to consolidated accounts
	of Barclays Bank PLC	276
19	Exhibits
	Included in documents as filed with the SEC

268	Barclays PLC Annual Report 2005

Currency of presentation

In this report, unless otherwise specified, all amounts are expressed in Pounds Sterling. For the months indicated, the high and low noon buying rates in New York City for cable transfers in Pounds Sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate), were:

	(US Dollars per Pound Sterling)
	2006		2005
	February	January	December	November	October	September

High	1.78	1.78	1.77	1.78	1.79	1.84
Low	1.73	1.74	1.72	1.71	1.75	1.76

For the years indicated, the average of the noon buying rates on the last day of each month were:

	(US Dollars per Pound Sterling)
	2005	2004	2003	2002	2001

Average	1.78	1.84	1.64	1.61	1.45

On 28th February 2006, the noon buying rate was US$1.75 per Pound Sterling. No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into US Dollars at that rate or at any of the above rates. For the purpose of presenting financial information in this report, exchange rates other than those shown above may have been used.

Barclays PLC Annual Report 2005	269

SEC Form 20-F cross reference and other information

Glossary

Term used in Annual Report	US equivalent or brief description
Accounts	Financial statements
Allotted	Issued
Attributable profit	Net income
Called up share capital	Ordinary shares, issued and fully paid
Capital allowances	Tax term equivalent to US tax depreciation allowances
Cash at bank and in hand	Cash
Class of business	Industry segment
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Loans and advances	Lendings
Loan capital	Long-term debt
Net asset value	Book value
Profit	Income
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share premium account	Additional paid-up capital or paid-in surplus (not distributable)
Shares in issue	Shares outstanding
Write-offs	Charge-offs

270	Barclays PLC Annual Report 2005

Barclays Bank PLC data

Consolidated income statement

Consolidated income statement
For the year ended 31st December
	Notes		2005 £m	2004 £m
Continuing operations
Interest income	2		17,232	13,880

Interest expense	2		(9,157)	(7,047)

Net interest income			8,075	6,833

Fee and commission income	3		6,430	5,509
Fee and commission expense	3		(725)	(662)

Net fee and commission income			5,705	4,847

Net trading income	4		2,321	1,487
Net investment income	4		858	1,027

Principal transactions			3,179	2,514

Net premiums from insurance contracts	5		872	1,042
Other income	(a	)	178	140

Total income			18,009	15,376
Net claims and benefits paid on insurance contracts	5		(645)	(1,259)

Total income net of insurance claims			17,364	14,117
Impairment charge and other credit provisions	7		(1,571)	(1,093)

Net income			15,793	13,024

Operating expenses excluding amortisation of intangible assets	8		(10,448)	(8,514)
Amortisation of intangible assets	28		(79)	(22)

Operating expenses			(10,527)	(8,536)

Share of post-tax results of associates and joint ventures	26		45	56
Profit on disposal of associates and joint ventures			–	45

Profit before tax			5,311	4,589
Tax	10		(1,439)	(1,279)

Net profit for the year			3,872	3,310

Profit attributable to minority interests			177	47
Profit attributable to equity holders			3,695	3,263
			3,872	3,310

The note numbers refer to the notes on pages 138 to 267, whereas the note letters refer to those on pages 276 to 283.

Barclays PLC Annual Report 2005	271

Barclays Bank PLC data

Consolidated balance sheet

Consolidated balance sheet

As at 31st December
	Notes		2005 £m	2004 £m
Assets
Cash and balances at central banks			3,506	1,753
Items in the course of collection from other banks			1,901	1,772
Treasury bills and other eligible bills	12		n/a	6,658
Trading portfolio assets	(b	)	155,730	n/a
Financial assets designated at fair value:
– held on own account	14		12,904	n/a
– held in respect of linked liabilities to customers under investment contracts	14		83,193	n/a
Derivative financial instruments	15		136,823	n/a
Loans and advances to banks	16		31,105	80,632
Loans and advances to customers	17		268,896	262,409
Debt securities	19		n/a	130,311
Equity shares	(c	)	n/a	11,518
Available for sale financial investments	(d	)	53,703	n/a
Reverse repurchase agreements and cash collateral on securities borrowed	22		160,398	n/a
Other assets	23		4,620	25,915
Insurance assets, including unit-linked assets	25		114	8,576
Investments in associates and joint ventures	26		546	429
Goodwill	27		6,022	4,518
Intangible assets	28		1,269	139
Property, plant and equipment	29		2,754	2,282
Deferred tax assets	24		686	1,388
Total assets			924,170	538,300

The note numbers refer to the notes on pages 138 to 267, whereas the note letters refer to those on pages 276 to 283.

272	Barclays PLC Annual Report 2005

Consolidated balance sheet

As at 31st December
	Notes		2005 £m	2004 £m
Liabilities
Deposits from banks	30		75,127	111,024
Items in the course of collection due to other banks			2,341	1,205
Customer accounts	31		238,684	217,492
Trading portfolio liabilities	13		71,564	n/a
Financial liabilities designated at fair value: held on own account	32		33,385	n/a
Liabilities to customers under investment contracts	14		85,201	n/a
Derivative financial instruments	15		137,971	n/a
Debt securities in issue	33		103,328	83,842
Repurchase agreements and cash collateral on securities lent	22		121,178	n/a
Other liabilities	(e	)	11,131	82,970
Current tax liabilities	24		747	621
Insurance contract liabilities, including unit-linked liabilities	25		3,767	8,377
Subordinated liabilities:
– Undated loan capital – non-convertible	35		4,397	6,149
– Dated loan capital – convertible	36		38	15
– Dated loan capital – non-convertible	36		8,028	6,113
Deferred tax liabilities	24		700	1,362
Other provisions for liabilities	37		517	416
Retirement benefit liabilities	38		1,823	1,865
Total liabilities			899,927	521,451
Shareholders’ equity
Called up share capital	(f	)	2,348	2,316
Share premium account	(f	)	8,882	6,531
Available for sale reserve	(g	)	257	n/a
Cash flow hedging reserve	(g	)	70	n/a
Other shareholders’ funds	(h	)	2,490	n/a
Translation reserve	(g	)	156	(58)
Retained earnings	(g	)	8,462	7,849
Shareholders’ equity excluding minority interests			22,665	16,638
Minority interests	(i	)	1,578	211
Total shareholders’ equity			24,243	16,849
Total liabilities and shareholders’ equity			924,170	538,300

	Note		2005 £m	2004 £m
Memorandum items:
Contingent liabilities:	42
Acceptances and endorsements			283	303
Assets pledged as collateral security			38,035	30,011
Other contingent liabilities			8,825	8,245

Total			47,143	38,559
Commitments			203,785	134,051

The note numbers refer to the notes on pages 138 to 267, whereas the note letters refer to those on pages 276 to 283.

These financial statements have been approved for issue by the Board of Directors on 9th March 2006.

Barclays PLC Annual Report 2005	273

Barclays Bank PLC data

Consolidated statement of recognised income and expense

Consolidated statement of recognised income and expense

For the year ended 31st December
	2005 £m	2004 £m

Available for sale reserve:
– Net losses from changes in fair value	(217)	n/a
– Gains transferred to net profit on disposal	(120)	n/a
– Losses transferred to net profit due to fair value hedging	260	n/a
Cash flow hedges:
– Net losses from changes in fair value	(50)	n/a
– Gains transferred to net profit	(69)	n/a
Currency translation differences arising during the year	300	(58)
Tax	50	–
Other	(102)	–
Amounts included directly in equity	52	(58)
Net profit for the year	3,872	3,310
Total recognised income and expense for the year	3,924	3,252

Attributable to:
Equity holders	3,659	3,205
Minority interests	265	47
	3,924	3,252
Effect of adoption of IAS 32, IAS 39 and IFRS 4 on shareholders’ equity:
Equity holders	1,940	n/a
Minority interests	(65)	n/a
	1,875	n/a

274	Barclays PLC Annual Report 2005

Barclays Bank PLC data

Consolidated cash flow statement

Consolidated cash flow statement

For the year ended 31st December
	Notes		2005 £m	2004 £m
Cash flows (used in)/from operating activities
Cash used in operating activities	(k	)	(18,191)	(550)
Interest paid			(23,319)	(13,857)
Interest received			32,124	20,301
Tax paid			(1,082)	(690)
Net cash (used in)/from operating activities			(10,468)	5,204
Cash flows (used in)/from investing activities
Dividends received from associates and joint ventures			23	15
Purchase of securities			(53,626)	(47,555)
Proceeds from sale and redemption of securities			51,114	41,163
Purchase of intangible assets			(91)	(64)
Purchase of property and equipment			(588)	(532)
Proceeds from sale of property and equipment			98	125
Acquisition of subsidiaries, net of cash acquired	45		(2,115)	(211)
Disposal of associates and joint ventures			40	47
Acquisition of associates and joint ventures			(176)	(21)
Net cash used in investing activities			(5,321)	(7,033)
Cash flows (used in)/from financing activities
Dividends paid			(2,325)	(2,158)
Proceeds from borrowed funds and debt securities			1,179	666
Repayments of borrowed funds and debt securities			(464)	(611)
Issue of equity instruments			2,383	749
Net issue of shares to minority interests			26	52
Net cash from non-recourse financing			14,030	4,264
Net cash from financing activities			14,829	2,962
Net gain on exchange rate changes on cash and cash equivalents			(237)	(470)
Net (decrease)/increase in cash and cash equivalents			(1,197)	663
Cash and cash equivalents at beginning of year(a)			21,602	13,854
Cash and cash equivalents at end of year			20,405	14,517
Cash and cash equivalents comprise:
Cash and balances with central banks			3,506	1,753
Cash equivalents			16,899	12,764

Total cash and cash equivalents			20,405	14,517

The note numbers refer to the notes on pages 138 to 267, whereas the note letters refer to those on pages 276 to 283.

Note

(a)  In 2005 the opening cash equivalents balance includes the impacts of adopting IAS 32 and IAS 39 and IFRS 4.

Barclays PLC Annual Report 2005	275

Barclays Bank PLC data

Notes to the accounts

(a) Other income
	2005 £m	2004 £m

Increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	9,234	n/a
Increase in liabilities held in respect of linked liabilities to customers under investment contracts	(9,234)	n/a
Property rentals	54	46
Other income	124	94
Other income	178	140
(b) Trading portfolio
		2005 £m
Trading portfolio assets
Treasury and other eligible bills		6,081
Debt securities
United Kingdom government bonds		4,786
Other government bonds		46,426
Other mortgage-backed securities		10,290
Bank and building society certificates of deposit		15,837
Other issuers		51,028
thereof:
– Listed		74,458
– Unlisted		53,909
Debt securities		128,367
Equity securities
– Listed		15,177
– Unlisted		5,122
Equity securities		20,299
Traded loans		408
London Metal Exchange warrants and other metals trading positions		575
Trading portfolio assets		155,730
(c) Equity shares
	2004
	Balance sheet £m	Valuation £m

Investment securities	526	746
Other securities	10,992	10,992
Equity shares	11,518	11,738

276	Barclays PLC Annual Report 2005

(d) Available for sale financial investments
		2005 £m

Debt securities		50,024
Equity securities		1,250
Treasury bills		2,429
Available for sale financial investments		53,703

Movement in available for sale financial investments		2005 £m
At beginning of year		48,293
Exchange and other adjustments		1,791
Acquisitions and transfers		54,556
Disposals (sale and redemption)		(50,609)
Losses from changes in fair value recognised in equity		(238)
Impairment		(4)
Amortisation of discounts/premium		(86)
At end of year		53,703

Available for sale securities		2005 Book value £m
Debt securities
– United Kingdom government		31
– Other government		14,860
– Other public bodies		216
– Mortgage backed securities		3,062
– Corporate issuers		25,590
– Other issuers		6,265
Equity securities		1,250
Treasury bills and other eligible bills		2,429
Available for sale financial investments		53,703

(e) Other liabilities
	2005 £m	2004 £m
Obligation under finance leases payable:
not more than one year	99	117
over one year but not more than two years	71	100
over two years but not more than five years	109	159
more than five years	97	30
Less: Future finance charges	(87)	(53)
Net obligation under finance leases payable:	289	353
Balances arising from off-balance sheet financial instruments	n/a	18,009
Sundry creditors	6,131	3,885
Accruals and deferred income	4,711	6,820
Short positions in securities	n/a	53,903
Other liabilities	11,131	82,970

Barclays PLC Annual Report 2005	277

Barclays Bank PLC data

Notes to the accounts

(f) Called up share capital

Ordinary shares

The authorised ordinary share capital of the Bank, as at 31st December 2005, was 3,000 million (2004: 3,000 million) ordinary shares of £1 each.

During the year, the Bank issued 9 million ordinary shares with an aggregate nominal value of £9m, for cash consideration of £135m.

Preference shares

The authorised preference share capital of Barclays Bank PLC, at 31st December 2005, was 1,000 Preference Shares (2004: 1,000) of £1; 400,000 Preference Shares of €100 each (2004: 400,000); 400,000 Preference Shares of £100 each (2004: nil); 400,000 Preference Shares of US$100 each (2004: nil); 80 million Preference Shares of US$0.25 each (2004: nil). At 31st December 2004 the authorised preference share capital included 150 million US$0.01 preference shares, however during 2005 these preference shares were consolidated and divided into 6 million preference shares of US$0.25 each.

The issued preference share capital of Barclays Bank PLC, at 31st December 2005, comprised 1,000 (2004: 1,000) Sterling £1 Preference Shares of £1 each; 240,000 (2004: 100,000) Euro Preference Shares of €100 each; 75,000 (2004: nil) Sterling 6% Preference Shares of £100 each; 100,000 (2004: nil) US Dollar Preference Shares of US$100 each.

	2005 £m	2004 £m

Called up share capital, allotted and fully paid
At beginning of year	2,309	2,302
Issued for cash	9	7
At end of year	2,318	2,309

Called up preference share capital, allotted and fully paid
At beginning of year	7	–
Issued for cash	23	7
At end of year	30	7
Called up share capital	2,348	2,316
Share premium
	2005 £m	2004 £m
At beginning of year	6,531	5,743
Ordinary shares issued for cash	126	107
Preference shares issued for cash	2,225	681
At end of year	8,882	6,531

Sterling £1 Preference Shares

1,000 Sterling cumulative callable preference shares of £1 each (the ‘£1 Preference Shares’) were issued on 31st December 2004 at nil premium.

The £1 Preference Shares entitle the holders thereof to receive sterling cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a rate reset semi-annually equal to the sterling interbank offered rate for six-month sterling deposits.

Barclays Bank PLC shall be obliged to pay such dividends if (1) it has profits available for the purpose of distribution under the Companies Act 1985 as at each dividend payment date and (2) it is solvent on the relevant dividend payment date, provided that a capital regulations condition is satisfied on such dividend payment date. The dividends shall not be due and payable on the relevant dividend payment date except to the extent that Barclays Bank PLC could make such payment and still be solvent immediately thereafter. Barclays Bank PLC shall be considered solvent on any date if (1) it is able to pay its debts to senior creditors as they fall due and (2) its auditors have reported within the previous six months that its assets exceed its liabilities.

If Barclays Bank PLC shall not pay, or shall pay only in part, a dividend for a period of seven days or more after the due date for payment, the holders of the £1 Preference Shares may institute proceedings for the winding-up of Barclays Bank PLC. No remedy against Barclays Bank PLC shall be available to the holder of any £1 Preference Shares for the recovery of amounts owing in respect of £1 Preference Shares other than the institution of proceedings for the winding-up of Barclays Bank PLC and/or proving in such winding-up.

On a winding-up or other return of capital (other than a redemption or purchase by Barclays Bank PLC of any of its issued shares, or a reduction of share capital, permitted by the Articles of Barclays Bank PLC and under applicable law), the assets of Barclays Bank PLC available to shareholders shall be applied in priority to any payment to the holders of ordinary shares and any other class of shares in the capital of Barclays Bank PLC then in issue ranking junior to the £1 Preference Shares on such a return of capital and pari passu on such a return of capital with the holders of any other class of shares in the capital of Barclays Bank PLC then in issue (other than any class of shares in the capital of Barclays Bank PLC then in issue ranking in priority to the £1 Preference Shares on a winding-up or other such return of capital), in payment to the holders of the £1 Preference Shares of a sum equal to the aggregate of: (1) an amount equal to the dividends accrued thereon for the then current dividend period (and any accumulated arrears thereof ) to the date of the commencement of the winding-up or other such return of capital; and (2) an amount equal to £1 per £1 Preference Share.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the £1 Preference Shares will have no right or claim to any of the remaining assets of Barclays Bank PLC and will not be entitled to any further participation in such return of capital. The £1 Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, subject to the Companies Act and its Articles.

278	Barclays PLC Annual Report 2005

(f) Called up share capital (continued)

Holders of the £1 Preference Shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC.

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

140,000 euro 4.75% non-cumulative callable preference shares of €100 each (the ‘4.75% Preference Shares’) were issued on 15th March 2005 for a consideration of €1,383.3m (£966.7m), of which the nominal value was €14m and the balance was share premium. The 4.75% Preference Shares entitle the holders thereof to receive euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.75% per annum until 15th March 2020, and thereafter quarterly at a rate reset quarterly equal to 0.71% per annum above the euro interbank offered rate for three-month euro deposits.

The 4.75% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th March 2020, and on each dividend payment date thereafter at €10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

Sterling Preference Shares

75,000 Sterling 6.0% non-cumulative callable preference shares of £100 each (the ‘6.0% Preference Shares’) were issued on 22nd June 2005 for a consideration of £732.6m, of which the nominal value was £7.5m and the balance was share premium. The 6.0% Preference Shares entitle the holders thereof to receive Sterling non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 6% per annum until 15th December 2017, and thereafter quarterly at a rate reset quarterly equal to 1.42% per annum above the London interbank offered rate for three-month Sterling deposits.

The 6.0% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th December 2017, and on each dividend payment date thereafter at £10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

US Dollar Preference Shares

100,000 US Dollar 6.278% non-cumulative callable Preference Shares of US$100 each (the ‘6.278% Preference Shares’), represented by 100,000 American Depositary Shares, Series 1, were issued on 8th June 2005 for a consideration of US$995.4m (£548.1m), of which the nominal value was US$10m and the balance was share premium. The 6.278% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a fixed rate of 6.278% per annum until 15th December 2034, and thereafter quarterly at a rate reset quarterly equal to 1.55% per annum above the London interbank offered rate for three-month US Dollar deposits.

The 6.278% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th December 2034, and on each dividend payment date thereafter at US$10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

No redemption or purchase of any 4.875% Preference Shares, the 4.75% Preference Shares, the 6.0% Preference Shares and the 6.278% Preference Shares (together the ‘Preference Shares’) may be made by Barclays Bank PLC without the prior consent of the UK Financial Services Authority and any such redemption will be subject to the Companies Act and the Articles of Barclays Bank PLC.

On a winding-up of Barclays Bank PLC or other return of capital (other than a redemption or purchase of shares of Barclays Bank PLC, or a reduction of share capital), a holder of Preference Shares will rank in the application of assets of Barclays Bank PLC available to shareholders (1) junior to the holder of any shares of Barclays Bank PLC in issue ranking in priority to the Preference Shares, (2) equally in all respects with holders of other Preference Shares and any other shares of Barclays Bank PLC in issue ranking pari passu with the Preference Shares and (3) in priority to the holders of ordinary shares and any other shares of Barclays Bank PLC in issue ranking junior to the Preference Shares.

The holders of the £400m 6% Callable Perpetual Core Tier One Notes and the US$1,000m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the ‘TONs’) and the holders of the US$1,250m 8.55% Step-up Callable Perpetual Reserve Capital Instruments, the US$750m 7.375% Step-up Callable Perpetual Reserve Capital Instruments and the €850m 7.50% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (together, the ‘RCIs’) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of Preference Shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of the Preference Shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the Preference Shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the Preference Shares).

Subject to such ranking, in such event holders of the Preference Shares will be entitled to receive out of assets of Barclays Bank PLC available for distributions to shareholders, liquidating distributions in the amount of €10,000 per 4.875% Preference Share, €10,000 per 4.75% Preference Share, £10,000 per 6.0% Preference Share and US$10,000 per 6.278% Preference Share plus, in each case, an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding up or other such return of capital. If a dividend is not paid in full on any Preference Shares on any dividend payment date, then a dividend restriction shall apply.

Barclays PLC Annual Report 2005	279

Barclays Bank PLC data

Notes to the accounts

(f) Called up share capital (continued)

This dividend restriction will mean that neither Barclays Bank PLC nor Barclays PLC may (a) declare or pay a dividend (other than payment by Barclays PLC of a final dividend declared by its shareholders prior to the relevant dividend payment date, or a dividend paid by Barclays Bank PLC to Barclays PLC or to a wholly owned subsidiary) on any of their respective ordinary shares, other Preference Shares or other share capital or (b) redeem, purchase, reduce or otherwise acquire any of their respective share capital, other than shares of Barclays Bank PLC held by Barclays PLC or a wholly owned subsidiary, until the earlier of (1) the date on which Barclays Bank PLC next declares and pays in full a preference dividend and (2) the date on or by which all the Preference Shares are redeemed in full or purchased by Barclays Bank PLC.

Holders of the Preference Shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC. Barclays Bank PLC is not permitted to create a class of shares ranking as regards participation in the profits or assets of Barclays Bank PLC in priority to the Preference Shares, save with the sanction of a special resolution of a separate general meeting of the holders of the Preference Shares (requiring a majority of not less than three-fourths of the holders of the Preference Shares voting at the separate general meeting), or with the consent in writing of the holders of three-fourths of the Preference Shares.

Except as described above, the holders of the Preference Shares have no right to participate in the surplus assets of Barclays Bank PLC.

(g) Revaluation reserves, retained earnings and other reserves

Revaluation reserves

	Available for sale reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Total £m
At 1st January 2005	336	302	(58)	580
Net losses from changes in fair value	(240)	(51)	–	(291)
Gains transferred to net profit on disposal	(120)	(69)	–	(189)
Currency translation differences arising during the year	–	–	214	214
Changes in insurance liabilities	(64)	–	–	(64)
Losses transferred to net profit due to fair value hedging	260	–	–	260
Tax	85	(112)	–	(27)
At 31st December 2005	257	70	156	483

Translation reserve £m
As at 1st January 2004	–
Currency translation differences arising during the year	(58)
As at 31st December 2004	(58)
Retained earnings
Retained earnings £m
At 1st January 2005	6,657
Profit attributable to equity holders	3,695
Equity-settled share schemes	346
Tax on equity-settled shares schemes	101
Amortisation of own shares/ESOP	(78)
Dividends paid	(2,012)
Dividends on RCIs, UT2s and Preference Shares	(217)
Other	(30)
At 31st December 2005	8,462
At 1st January 2004	6,684
Profit attributable to equity holders	3,263
Equity-settled share schemes	24
Dividends paid	(2,138)
Other	16
At 31st December 2004	7,849

280	Barclays PLC Annual Report 2005

(h) Other shareholders’ equity

		2005 £m
1st January 2005		2,494
Appropriations		(4)
At 31st December 2005		2,490
(i) Minority interests
	2005 £m	2004 £m

At beginning of year	147	283
Share of net profit	177	47
Dividend and other payments	(96)	(20)
Equity issued by subsidiaries	26	37
Available for sale reserve:
– Gains taken to equity	1	n/a
Cash flow hedges:
– Gains taken to equity	1	n/a
– Exchange differences on translating foreign operations	85	(9)
– Additions	1,281	2
– Disposals	4	(124)
– Other	(48)	(5)
At end of year	1,578	211
(j) Dividends
	2005 £m	2004 £m

On ordinary shares
Final dividend	1,017	882
Interim dividends	995	1,256
Dividends	2,012	2,138

The 2005 dividend disclosure of £1,017m relates to the cash payment of the 2004 final dividend made in April 2005. The 2004 final dividend disclosure of £882m relates to the cash payment of the 2003 final dividend made in April 2004.

These dividends are paid to enable Barclays PLC to fund its dividends to its shareholders and, in 2004, to fund the repurchase by Barclays PLC of ordinary share capital at a total cost of £699m, and to fund contributions of £1m made by Barclays PLC to the QUEST to enable the purchase of new Barclays PLC ordinary shares on the exercise of options under the SAYE Share Option Scheme.

Dividends paid on Preference Shares amounted to £74m (2004: nil).

(k) Reconciliation of operating profit to net cash flow from operating activities

	2005 £m	2004 £m

Net cash outflow from operating activities of Barclays PLC (see Note 44)	(18,221)	(583)
Increase in balance due by Barclays Bank PLC to Barclays PLC	30	33
Net cash outflow from operating activities of Barclays Bank PLC	(18,191)	(550)

The detailed movements disclosed in Note 44 differ for Barclays Bank PLC in the following respects: operating profit by £31m (2004: nil) net increase in trading portfolio assets by £4m (2004: £nil) other credit balances by £(34)m (2004: £nil) and other non-cash movements by £29m (2004: £33m).

Barclays PLC Annual Report 2005	281

Barclays Bank PLC data

Notes to the accounts

(l) Segmental analysis

Year ended 31st December 2005	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
Total income	11,103	2,221	2,421	1,489	775	18,009
Insurance claims and benefits	(375)	(226)	–	(44)	–	(645)
Total income net of insurance claims	10,728	1,995	2,421	1,445	775	17,364
Percentage of total income net of insurance claims (%)	63%	11%	14%	8%	4%	100%
Total assets (by location of asset)	348,516	196,965	230,200	48,803	99,686	924,170
Percentage of total assets (%)	38%	21%	25%	5%	11%	100%
Capital expenditure (by location of asset)(a)	449	119	276	2,586	36	3,466

Year ended 31st December 2004	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m

Total income	10,675	2,216	1,551	348	586	15,376
Insurance claims and benefits	(836)	(423)	–	–	–	(1,259)
Total income net of insurance claims	9,839	1,793	1,551	348	586	14,117
Percentage of total income net of insurance claims (%)	70%	13%	11%	2%	4%	100%
Total assets (by location of asset)	215,570	115,258	142,655	4,690	60,127	538,300
Percentage of total assets (%)	40%	21%	27%	1%	11%	100%
Capital expenditure (by location of asset)(a)	505	6	259	32	26	828

(m) Differences between IFRS and US accounting principles – Barclays Bank PLC

	Note		2005 £m	2004 £m
Profit attributable to equity holders of the parent (IFRS)			3,695	3,263
Goodwill	(a	)	–	(2)
Intangible assets	(b	)	(121)	(137)
Pensions	(c	)	(202)	(14)
Post-retirement benefits	(c	)	(1)	20
Leasing			(136)	–
Compensation arrangements			21	34
Life assurance			(35)	(95)
Revaluation of property			9	11
Hedging	(j	)	(208)	n/a
Derivatives			n/a	(364)
Financial instruments			(417)	n/a
Fair value of securities			n/a	80
Foreign exchange on available for sale securities	(i	)	185	428
Fee and cost recognition			58	(180)
Loan origination			n/a	(66)
Consolidation	(k	)	1	88
Securitisations	(l	)	204	21
Guarantees	(m	)	(25)	(10)
Business combinations	(h	)	–	13
Software capitalisation			–	(15)
Extinguishment of liabilities			n/a	(32)
Classification of debt and equity			(73)	96
Impairment			(24)	–
Non-financial instruments			18	–
Tax effect on IFRS/US GAAP reconciling items	(d	)	215	(2)
Net income (US GAAP)			3,164	3,137

The note letters refer to Note 63.

Note

(a) Capital expenditure comprises purchase goodwill, intangible assets and property, plant and equipment acquired during the year.

282	Barclays PLC Annual Report 2005

Barclays Bank PLC data

Notes to the accounts

(m) Differences between IFRS and US accounting principles – Barclays Bank PLC (continued)

	Note		2005 £m	2004 £m
Shareholders’ equity excluding minority interests (IFRS)			22,665	16,638

Goodwill	(a	)	563	563
Intangible assets	(b	)	(573)	(448)
Pensions	(c	)	1,224	1,235
Post-retirement benefits	(c	)	51	52
Leasing			–	136
Compensation arrangements			104	63
Life assurance			62	(32)
Revaluation of property			(221)	(212)
Hedging	(j	)	254	n/a
Derivatives			n/a	(78)
Financial instruments			(424)	n/a
Fair value of securities			n/a	491
Fee and cost recognition			30	(6)
Loan origination			n/a	(89)
Consolidation	(k	)	51	67
Securitisations	(l	)	355	151
Guarantees	(m	)	6	29
Extinguishment of liabilities			n/a	(326)
Classification of debt and equity			(470)	1,613
Non-financial instruments			(4)	–
Tax effect on IFRS/US GAAP reconciling items	(d	)	(559)	(253)
Shareholders’ equity (US GAAP)			23,114	19,594

For those standards that were not adopted until 1st January 2005, UK GAAP continued to be applied throughout 2004 in accordance with IFRS transition rules. Therefore, for 31st December 2004, the differences relating to Derivatives, Fair value of securities, Loan origination and Extinguishment of liabilities are the same as those previously reported.

	2005 £m	2004 £m

Total assets (US GAAP) of Barclays PLC Group (Note 63)	832,958	654,580
Shares in Barclays PLC – held within Barclays Bank PLC Group	213	119
Cash and balances at central banks – held by Barclays PLC	(400)	–
Total assets (US GAAP) of Barclays Bank PLC Group	832,771	654,699

The note letters refer to Note 63.

Barclays PLC Annual Report 2005	283

Barclays Bank PLC

Financial Data

	IFRS		UK GAAP
Selected financial statistics	2005%	2004%	2003%	2002%	2001%
Attributable profit as a percentage of:
– average total assets(a)	0.4	0.5	0.6	0.5	0.6
– average shareholders’ equity	17.4	21.3	17.0	14.7	17.3
Average shareholders’ equity as a percentage of average total assets(a)	2.2	2.4	3.3	3.5	3.7

Selected income statement data	£m	£m	£m	£m	£m
Interest income	17,232	13,880	12,427	12,044	13,458
Interest expense	(9,157)	(7,047)	(5,823)	(5,839)	(7,492)
Non-interest income	9,934	8,543	5,807	5,122	5,176
Operating expenses	(10,527)	(8,536)	(7,253)	(6,626)	(6,556)
Provisions – bad and doubtful debts	n/a	n/a	(1,347)	(1,484)	(1,149)
– contingent liabilities and commitments	n/a	n/a	1	(1)	(1)
Impairment charge and other credit provisions	(1,571)	(1,093)	n/a	n/a	n/a
(Loss)/profit from associates and joint ventures	45	56	29	(10)	(9)
Exceptional items	n/a	n/a	4	(3)	(4)
Profit before tax	5,311	4,589	3,845	3,203	3,423
Attributable profit	3,695	3,263	2,744	2,228	2,449

Selected balance sheet data	£m	£m	£m	£m	£m
Total shareholders’ equity	24,243	16,849	16,485	15,205	14,485
Dated and undated loan capital	12,463	12,277	12,339	11,537	9,987
Deposits from banks, customer accounts and debt securities in issue	417,139	412,358	329,815	304,817	273,073
Loans and advances to banks and customers	300,001	343,041	288,743	260,572	228,382
Total assets	924,170	538,300	443,373	403,066	356,612

Ratio of earnings to fixed charges, preference share dividends and similar appropriations

	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges
IFRS	1.25	1.31	n/a	n/a	n/a
UK GAAP	n/a	n/a	1.35	1.31	1.26
US GAAP(b)	1.22	1.31	1.24	1.36	1.30
Ratio of earnings to combined fixed charges, preference share dividends and similar appropriations
IFRS	1.23	1.31	n/a	n/a	n/a
UK GAAP	n/a	n/a	1.35	1.31	1.26
US GAAP(b)(c)	1.20	1.29	1.22	1.34	1.29

Note

(a)	For the purposes of this summary, the retail life-fund assets attributable to policyholders have been excluded from average total assets.

(b)	The ratios of earnings to fixed charges and of earnings to combined fixed charges, preference share dividends and similar appropriations under US GAAP for 2004 have been revised to take account of line item reclassifications arising from the Group’s conversion to IFRS.

(c)	Dividends payable on preference shares and similar appropriations are computed as the amount divided by 1 minus the effective or actual tax rate as appropriate. In reporting in previous years, the dividends payable on preference shares and similar appropriations were not grossed up to reflect the effective or actual tax rate. Prior year ratios have been revised accordingly.

284	Barclays PLC Annual Report 2005

US GAAP financial data

US GAAP financial data

The following information has been adjusted from data prepared under IFRS for 2005 and 2004, and UK GAAP for 2003, 2002 and 2001 to reflect significant differences from accounting principles generally accepted in the United States (US GAAP). See Note 63 for an explanation of these differences.

Selected financial data

	2005(a) ¢	2005 p	2004 p	2003 p	2002 p	2001 p
Barclays PLC Group
Earnings per 25p ordinary share (basic)	79.6	46.3	47.5	26.8	37.4	40.5
Dividends per 25p ordinary share	42.91	24.95	21.70	19.05	17.23	15.25
Book value per 25p ordinary share	501	291	266	260	242	246
		%	%	%	%	%
Net income as a percentage of:
– average total assets		0.33	0.45	0.33	0.52	0.60
– average shareholders’ equity		16.75	18.02	10.57	16.57	19.00
Dividends as a percentage of net income		53.99	46.54	71.49	44.67	37.63
Average shareholders’ equity as a percentage of average total assets		2.00	2.51	3.16	3.12	3.16
Barclays Bank PLC Group
Net income as a percentage of:
– average total assets		0.36	0.47	0.35	0.54	0.62
– average shareholders’ equity		13.84	17.16	10.08	15.60	17.73
Average shareholders’ equity as a percentage of average total assets		2.61	2.73	3.50	3.44	3.52

Selected financial statement data
	2005 $m	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m
Net income(b):
Barclays PLC Group	5,043	2,932	3,032	1,740	2,476	2,695
Barclays Bank PLC Group	5,442	3,164	3,137	1,842	2,578	2,795
Shareholders’ equity(b):
Barclays PLC Group	31,753	18,461	16,953	16,830	16,015	14,813
Barclays Bank PLC Group	39,756	23,114	19,594	18,646	17,846	16,645
Total assets(b):
Barclays PLC Group	1,432,688	832,958	654,580	541,969	491,466	413,580
Barclays Bank PLC Group	1,432,366	832,771	654,699	542,080	491,586	413,586

Notes

(a)	The Dollar financial information has been translated for convenience at the rate of $1.72 to £1, the Noon Buying Rate for cable transfers in New York City, payable in Pounds Sterling, at 31st December 2005.

(b)	Net income, shareholders’ equity and total assets for 2005 and 2004 have been adjusted to reflect significant differences between IFRS and US GAAP, as shown on pages 246 to 266 to the accounts of Barclays PLC. Net income, shareholders’ equity and total assets for 2003, 2002 and 2001 have been adjusted to reflect significant differences between UK and US GAAP.

Barclays PLC Annual Report 2005	285

Economic capital

Economic capital

Barclays assesses capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within seven risk categories: Credit Risk, Market Risk, Business Risk, Operational Risk, Insurance Risk, Fixed Assets and Private Equity.

The Group regularly enhances its economic capital methodology and benchmarks outputs to external reference points. The framework has been enhanced to reflect default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus seeking to remove cyclicality from the economic capital calculation. The framework also adjusts economic capital to reflect time horizon, correlation of risks and risk concentrations.

Economic capital is allocated on a consistent basis across all of Barclays businesses and risk activities. A single cost of equity is applied to calculate the cost of risk. Economic capital allocations reflect varying levels of risk.

The total average economic capital required by the Group, as determined by risk assessment models and after considering the Group’s estimated portfolio effects, is compared with the supply of economic capital to evaluate economic capital utilisation. Supply of economic capital is calculated as the average available shareholders’ equity after adjustment and including preference shares.

The economic capital methodology will form the basis of the Group’s submission for the Basel II Internal Capital Adequacy Assessment Process (ICAAP).

Reconciliation of economic profit

Economic profit for 2005 was £1.75bn, which, added to the £1.57bn generated in 2004, delivered a cumulative total of £3.32bn for the 2004-2007 goal period.

The 2004-2005 breakdown of economic profit performance is shown below and its reconciliation to profit after tax and minority interests.

	2005 £m	2004 £m
Profit attributable to equity holders of the parent	3,447	3,254
Addback of amortisation charged on acquired intangible assets(a)	29	6
Profit for economic profit purposes	3,476	3,260
Average shareholders’ equity for economic profit purposes(b) (rounded to nearest £50m)	18,150	17,800
Post-tax cost of equity	9.5%	9.5%
Capital charge(c)	(1,724)	(1,692)
Economic profit	1,752	1,568

Notes

(a)	Amortisation charged for purchased intangibles only, adjusted for tax and minority interests.

(b)	Average shareholders’ equity for economic profit purposes, includes average historic goodwill, and is adjusted to reflect the impact of hedging, available for sale securities and retirement benefits.

(c)	The capital charge includes a charge for purchased goodwill and intangible assets.

286	Barclays PLC Annual Report 2005

Economic capital demand(a)

	2005 £m	2004 £m
UK Banking	5,250	4,650
UK Retail Banking	2,300	2,200
UK Business Banking	2,950	2,450
Barclays Capital	2,550	2,100
Barclays Global Investors	150	150
Wealth Management	400	300
Wealth Management – closed life assurance activities	50	100
Barclaycard	2,800	2,450
International Retail and Commercial Banking	1,550	1,000
International Retail and Commercial Banking – ex Absa	1,150	1,000
International Retail and Commercial Banking – Absa(b)	400	–
Head office functions and other operations(c)	250	200
Business unit economic capital	13,000	10,950
Capital held at Group centre(d)	1,050	1,400
Economic capital requirement (excluding goodwill)	14,050	12,350
Average historic goodwill and intangible assets(e)	6,450	5,600
Total economic capital requirement(f )	20,500	17,950

UK Retail Banking economic capital allocation increased £100m to £2.3bn. The impact of growth was offset by risk transfer transactions within UK mortgages. UK Business Banking economic capital allocation increased £500m to £2.95bn as a consequence of asset growth and the acquisition of the Iveco Finance business.

Barclays Capital economic capital increased £450m to £2.55bn reflecting underlying growth in loan and derivative portfolios, additional equity investments and the growth in business and operational risk economic capital.

Wealth Management economic capital allocation increased £100m to £400m as a consequence of general growth across the business and the recalibration of business and operational risk economic capital.

Wealth Management – closed life assurance activities economic capital allocation reduced £50m to £50m reflecting the impact of IFRS removing the volatility previously associated with embedded value accounting.

Barclaycard economic capital allocation increased £350m to £2.8bn, due to growth in outstandings and the inclusion of Barclaycard US for the full year.

International Retail and Commercial Banking excluding Absa economic capital allocation increased £150m to £1.15bn due to the recalibration of business and operational risk economic capital together with exposure growth in Africa and Spain. Absa added £400m to the average economic capital demand reflecting five months of the allocation after excluding the risk borne by the minority interest.

Capital held at the Group centre fell £350m to £1.05bn as a result of the acquisition of Absa, partially offset by an increase in available funds to support economic capital (see Economic capital supply overleaf ).

Note

(a)	Calculated using a five-point average over the year.

(b)	Average economic capital demand for Absa relates to five months of 2005. As at 31st December 2005 the capital demand amounted to £950m.

(c)	Includes Transition Businesses and capital for central functional risks.

(d)	The Group’s practice is to maintain an appropriate level of excess capital, held at Group centre, which is not allocated to business units. This variance arises as a result of capital management timing and includes capital held to cover pension contribution risk.

(e)	Average goodwill relates to purchased goodwill and intangible assets from business acquisitions. Absa goodwill is included for five months of 2005. As at 31st December 2005 Absa goodwill and intangibles amounted to £1.8bn and total goodwill and intangibles was £7.9bn.

(f)	Total period-end economic capital requirement as at 31st December 2005 stood at £21,850m (2004: £19,400m).

Barclays PLC Annual Report 2005	287

Economic capital

Economic capital supply

The Group has determined that the impacts of IFRS should be modified in calculating available funds for economic capital. This applies specifically to:

●	Cashflow hedging reserve – to the extent that the Group undertakes the hedging of future cash flows, shareholders’ equity will include gains and losses which will be offset against the gain or loss on the hedged item when it is recognised in the income statement at the conclusion of the future hedged transaction. Given the future offset of such gains and losses, they are excluded from shareholders’ equity upon which the capital charge is based.

●	Available for sale reserve – unrealised gains and losses on such securities are included in shareholders’ equity until disposal or impairment. Such gains and losses will be excluded from shareholders’ equity for the purposes of calculating the capital charge. Realised gains and losses, foreign exchange translation differences and any impairment charges recorded in the income statement will impact economic profit.

●	Retirement benefits liability – the Group has recorded a deficit with a consequent reduction in shareholders’ equity. This represents a non-cash reduction in shareholders’ equity. For the purposes of deriving the capital charge, the Group will not deduct the pension deficit from shareholders’ equity.

The capital resources to support economic capital comprise adjusted shareholders’ equity including preference shares but excluding other minority interests. Preference shares have been issued to optimise the long-term capital base of the Group.

The average supply of capital to support the economic capital framework is set out below(a):

	2005 £m	2004 £m
Shareholders’ equity excluding minority interests less goodwill(b)	10,850	10,450
Retirement benefits liability	1,350	1,750
Cash flow hedging reserve	(250)	–
Available for sale reserve	(250)	–
Preference shares	2,350	150
Available funds for economic capital excluding goodwill	14,050	12,350
Average historic goodwill and intangible assets(b)	6,450	5,600
Available funds for economic capital(c)	20,500	17,950

Notes

(a)	Averages for the period will not correspond to period-end balances disclosed in the balance sheet. Numbers are rounded to the nearest £50m for presentational purposes only.

(b)	Average goodwill relates to purchased goodwill and intangible assets from business acquisitions. Absa goodwill is included for five months of 2005. As at 31st December 2005, Absa goodwill and intangibles amounted to £1.8bn.

(c)	Available funds for economic capital as at 31st December 2005 stood at £21,850m (2004: £19,400m).

288	Barclays PLC Annual Report 2005

Shareholder information

Dividends on the ordinary shares of Barclays PLC

Barclays PLC has paid dividends on its ordinary shares every year without interruption since its incorporation in 1896.

The dividends declared for each of the last five years were:

Pence per 25p ordinary share

	2005	2004	2003	2002	2001
Interim	9.20	8.25	7.05	6.35	5.75
Final	17.40	15.75	13.45	12.00	10.88
Total	26.60	24.00	20.50	18.35	16.63
US Dollars per 25p ordinary share
	2005	2004	2003	2002	2001
Interim	0.16	0.15	0.12	0.10	0.08
Final	0.31	0.30	0.24	0.19	0.16
Total	0.47	0.45	0.36	0.29	0.24
The gross dividends applicable to an American Depositary Share (ADS) representing four ordinary shares, before deduction of withholding tax, are as follows:
US Dollars per American Depositary Share
	2005	2004	2003	2002	2001
Interim	0.65	0.60	0.48	0.40	0.34
Final	1.22	1.20	0.95	0.76	0.64
Total	1.87	1.80	1.43	1.16	0.98

Dividends expressed in Dollars are translated at the Noon Buying Rates in New York City for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’) for the days on which dividends are paid, except for the 2005 final dividend, payable in the UK on 28th April 2006, which is translated at Noon Buying Rate applicable on 28th February 2006. No representation is made that Pounds Sterling amounts have been, or could have been, or could be, converted into Dollars at these rates.

Trading market for ordinary shares of Barclays PLC

The nominal capital of Barclays PLC is divided into 9,996,000,000 ordinary shares of 25p each (ordinary shares) and 1,000,000 staff shares of £1 each (staff shares). At the close of business on 31st December 2005, 6,489,514,368 25p ordinary shares and 875,000 staff shares were outstanding.

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

There were 283 ADR holders and 1,305 recorded holders of ordinary shares with US addresses at 31st December 2005, whose shareholdings represented approximately 2.55% of total outstanding ordinary shares on that date. Since certain of the ordinary shares and ADRs were held by brokers or other nominees, the number of recorded holders in the US may not be representative of the number of beneficial holders or of their country of residence.

Barclays PLC Annual Report 2005	289

Shareholder information

The following table shows the high and low sales price for the ordinary shares of 25p during the periods indicated, based on mid-market prices at close of business on the London Stock Exchange and the high and low sale price for ADSs as reported on the NYSE composite tape.

	25p ordinary shares		American Depositary Shares
	High p	Low p	High US$	Low US$

2006
By month:
January	629	588	44.64	41.80
February	674	611	47.14	42.95
2005
By month:
July	578	549	41.29	38.27
August	590	550	42.80	39.25
September	576	556	42.52	40.35
October	587	529	41.68	37.16
November	615	563	42.62	39.56
December	614	596	42.85	41.29
By quarter:
First quarter	614	541	47.00	40.50
Second quarter	570	520	43.41	37.80
Third quarter	590	549	42.80	38.27
Fourth quarter	615	529	42.85	37.16
2004
Fourth quarter	586	532	45.99	39.04
Third quarter	545	443	39.59	32.78
Second quarter	514	470	37.78	34.49
First quarter	536	473	39.88	34.94
2005	615	520	47.00	37.16
2004	586	443	45.99	32.78
2003	527	311	36.57	20.30
2002	624	355	38.00	21.37
2001	582	379	34.12	22.25

This section incorporates information on the prices at which securities of Barclays PLC have traded. It is emphasised that past performance cannot be relied upon as a guide to future performance.

Shareholdings at 31st December 2005(a)

	Shareholders				Shares held as a percentage of issued ordinary shares
	Number	Percentage of total holders	Number of shares held (millions	)

Classification of shareholders
Personal holders	789,629	97.76	736.8		11.35
Banks and nominees	16,000	1.98	5,596.8		86.24
Other companies	2,076	0.26	135.5		2.09
Insurance companies	14	0.00	0.5		0.01
Pensions funds	36	0.00	19.9		0.31
Totals	807,755	100	6,489.5		100
Shareholding range
1-100	27,166	3.36	1.2		0.02
101-250	321,024	39.74	68.5		1.06
251-500	224,735	27.82	79.5		1.23
501-1,000	109,877	13.60	76.7		1.18
1,001-5,000	93,817	11.62	189.0		2.91
5,001-10,000	16,226	2.01	114.5		1.76
10,001-25,000	9,989	1.24	150.8		2.32
25,001-50,000	2,480	0.31	85.0		1.31
50,001 and over	2,441	0.30	5,724.3		88.21
Totals	807,755	100	6,489.5		100
United States holdings	1,305	0.14	2.4		0.04

Note

(a)	These figures include Barclays Sharestore members.

290	Barclays PLC Annual Report 2005

Memorandum and Articles of Association

The Company was incorporated in England and Wales on 20th July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares and was reregistered in 1982 as a public limited company under the Companies Acts 1948 to 1980. The Company is registered under company number 48839. The Company was re-registered as Barclays PLC on 1st January 1985.

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

A Director must retire from office at the conclusion of the first Annual General Meeting (AGM) after he reaches the age of 70. He is however, eligible to stand for re-election at that meeting.

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

Barclays PLC Annual Report 2005	291

Shareholder information

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

Taxation

The following is a summary of the principal tax consequences for holders of ordinary shares of Barclays PLC, preference shares of the Bank, or ADSs representing such ordinary shares or preference shares, and who are citizens or residents of the UK or US, or otherwise who are subject to UK tax or US federal income tax on a net income basis in respect of such securities, that own the shares or ADSs as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential tax consequences for such holders, and it does not discuss the tax consequences of members of special classes of holders subject to special rules or holders that, directly or indirectly, hold 10% or more of Barclays voting stock. Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty, as defined below.

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

Unless otherwise noted, the statements of tax laws set out below are based on the tax laws of the UK in force as at 28th February 2006 and are subject to any subsequent changes in UK law, in particular any announcements made in the Chancellor’s UK Budget in March 2006. This section is also based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions (the Code), and on the Double Taxation Convention between the UK and the US as entered into force in March 2003 (the Treaty), all of which are subject to change, possibly on a retroactive basis.

This section is based in part upon the representations of the ADR Depositary and the assumption that each obligation of the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of the Treaty, the Estate and Gift Tax Convention and for the purposes of the Code, the holders of ADRs evidencing ADSs will be treated as owners of the underlying ordinary shares or preference shares, as the case may be. Generally, exchanges of shares for ADRs, and ADRs for shares, will not be subject to US federal income tax or to UK tax, other than stamp duty or stamp duty reserve tax, as described below.

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

292	Barclays PLC Annual Report 2005

Taxation of US holders

Taxation of dividends

A US holder is subject to US federal income taxation on the gross amount of any dividend paid by Barclays PLC or the Bank, as applicable, out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in taxable years beginning before 1st January 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the holder has a holding period of the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, in the case of preference shares or ADSs relating thereto, if the dividend is attributable to a period or periods aggregating over 366 days, provided that the holder holds the shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meets certain other holding period requirements. Dividends paid by Barclays or the Bank, as applicable, with respect to the ordinary or preference shares or ADSs will generally be qualified dividend income. A US holder will not be subject to UK withholding tax. The US holder will include in gross income for US federal income tax purposes the amount of the dividend actually received from Barclays or the Bank.

Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the US, but dividends paid in taxable years beginning before 1st January 2007 will generally be ‘passive income’ or ‘financial services income,’ and dividends paid in taxable years beginning after 31st December 2006 will, depending on the holder’s circumstances, be ‘passive’ or ‘general’ income which, in either case, is treated separately from other types of income for the purposes of computing any allowable foreign tax credit.

The amount of the dividend distribution includable in income will be the US Dollar value of the pound Sterling payments made, determined at the spot Pound Sterling/US Dollar rate on the date the dividend distribution is includable in income, regardless of whether the payment is in fact converted into US Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into US Dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the US and will not be eligible for the special tax rate applicable to qualified dividend income.

Distributions in excess of current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain.

Taxation of capital gains

Generally, US holders will not be subject to UK tax, but will be subject to US tax on capital gains realised on the sale or other disposition of ordinary shares, preference shares or ADSs. Capital gain of a non-corporate US holder that is recognised before 1st January 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period of greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Estate and gift tax

Under the Estate and Gift Tax Convention, a US holder generally is not subject to UK inheritance tax.

Exchange controls and other limitations affecting security holders

Other than certain emergency restrictions which may be in force from time to time, there are currently no UK laws, decrees or regulations which would affect the transfer of capital or remittance of dividends, interest and other payments to holders of Barclays securities who are not residents of the UK. There are also no restrictions under the Articles of Association of either Barclays PLC or the Bank, or under current UK laws, which limit the right of non-resident or foreign owners, to hold Barclays securities or, when entitled to vote, to do so.

Documents on display

It is possible to read and copy documents that have been filed by Barclays PLC and Barclays Bank PLC with the US Securities and Exchange Commission at the US Securities and Exchange Commission’s office of Investor Education and Assistance located at 100F Street, NE, Washington DC 20549-0213. Please call the US Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the US Securities and Exchange Commission are also available to the public from commercial document retrieval services, and in the website maintained by the SEC at www.sec.gov.

Barclays PLC Annual Report 2005	293

Shareholder enquiries

Investors who have any questions about their investment in Barclays,

or about Barclays in general, may write to the Director, Investor

Relations at our head office as follows:

Director, Investor Relations

Barclays PLC

1 Churchill Place

London

E14 5HP

or, in the United States of America,

The Corporate Communications Department

Barclays Bank PLC

200 Park Avenue

New York, NY 10166, USA

Registered and head office:

1 Churchill Place

London

E14 5HP

Tel: +44 (0) 20 7116 1000

Registrar:

The Registrar to Barclays PLC

The Causeway

Worthing

BN99 6DA

Tel: 0870 609 4535

Email: questions@share-registers.co.uk

ADR Depositary:

The Bank of New York

PO Box 11258

Church Street Station

New York

NY 10286-1258

Tel: 1-888-BNY-ADRS (toll-free for US domestic callers)

or +1 212 815 3700

Email: shareowner-svcs@bankofny.com

294	Barclays PLC Annual Report 2005

Group senior management and principal offices

Group Senior Management

and Principal Offices

Barclays PLC and Barclays Bank PLC	Central Support	Absa Group Limited
1 Churchill Place	1 Churchill Place	3rd Floor, Absa Towers East
London	London	170 Main Street, Johannesburg, 2001
E14 5HP	E14 5HP	Postal address: PO Box 7757
Tel: +44 (0)20 7116 1000	Tel: +44 (0)20 7116 1000	Johannesburg, 2000
Tel: +27 11 350 4000
Matthew W Barrett Chairman	Alistair Camp Corporate Responsibility
John Varley Group Chief Executive	Director	Danie Cronjé Chairman
	Mark Carawan Internal Audit Director	Dave Brink Deputy Chairman
Group Executive Committee	Mike Davis Public Policy Director	Steve Booysen Group Chief Executive
John Varley Group Chief Executive	Heather Devine Director of Tax	Dominic Bruynseels Group Executive Director
Robert E Diamond Jr President, Barclays PLC	Lawrence Dickinson Company Secretary	Jacques Schindehütte Group Executive Director
and CEO Investment Banking and Investment	Chris Grigg Treasurer	Louis von Zeuner Group Executive Director
Management	Mark Harding General Counsel
Gary Hoffman Chairman, UK Banking and	Robert Le Blanc Risk Director	Wealth Management
Chairman, Barclaycard	Jonathan Britton Financial Controller	1 Churchill Place
Paul Idzik Chief Operating Officer	Mark Merson Director, Investor Relations	London
Naguib Kheraj Group Finance Director	Cathy Turner Human Resources Director	E14 5HP
David Roberts Chief Executive, International	Mike Walters Head of Compliance and	Tel: +44 (0)20 7116 1000
Retail and Commercial Banking	Regulatory Affairs
	Steven Whitehead Corporate Affairs Director	Robert E Diamond Jr President, Barclays PLC
Thomas L Kalaris Chief Executive Officer
	UK Banking	Frank McGarahan Chief Operating Officer
	1 Churchill Place	Richard Ricci Chief Operating Officer,
	London	Investment Banking and Investment
	E14 5HP	Management
	Tel: +44 (0)20 7116 1000	Patrick Clackson Chief Financial Officer

Gary Hoffman Chairman, UK Banking and
Chairman, Barclaycard
Angus Grant Finance Director
Peter Harvey Chief Executive, UK Business
Banking
Jim Hytner Group Brand and UK Banking
Marketing Director
Deanna Oppenheimer Chief Executive,
UK Retail Banking
International Retail and Commercial Banking
1 Churchill Place
London
E14 5HP
Tel: +44 (0)20 7116 1000

David Roberts Chief Executive
Jon Anderson Finance Director
Jonathan Baum Risk Director
Steve Booysen Chief Executive, Absa
Christine Brennan Human Resources Director
Dominic Bruynseels Chief Executive, Africa
and Middle East
Sandeep Chouhan IT Director
Jacobo González-Robatto Chief Executive,
Southern Europe
Renier Lemmens Chief Operating Officer
Pascal Roché Managing Director and
Country Manager, France

Barclays PLC Annual Report 2005	295

Group senior management and principal offices

Barclaycard

1234 Pavilion Drive

Northampton

NN4 7SG

Tel: +44 (0) 1604 234 234

Phil Bishop Human Resources Director

Keith Coulter Managing Director, UK Consumer Cards and Loans

Richard Davies Acting Managing Director, Barclaycard Partnerships

Mark Evans Chief Operating Officer

Peter Herbert Managing Director, Barclaycard International

Gary Hoffman Chairman, UK Banking and Chairman, Barclaycard

Antony Jenkins Chief Executive

Gerald Kitchen Managing Director,

Barclaycard Business

Dale Roskom Director, UK Consumer Credit Risk

Colin Walklin Finance Director

Barclaycard US

100 S. West Street

Wilmington

Delaware 19801

Tel: +1 302 255 8000

Richard Vague Chief Executive

James Stewart President

Barclays Capital

5 The North Colonnade

Canary Wharf

London E14 4BB

Tel: +44 (0)20 7623 2323

Robert E Diamond Jr President, Barclays PLC

Richard Ricci Chief Operating Officer, Investment Banking and Investment Management

Jerry del Missier Co-President

Grant Kvalheim Co-President

Hans-Joerg Rudloff Chairman

Roger Jenkins Global Head of Structured Capital Markets

Robert Morrice Chairman and Chief Executive, Asia Pacific

Patrick Clackson Chief Financial Officer

Barclays Global Investors

45 Fremont Street

San Francisco CA 94105 USA

Tel: +1 415 597 2000

Robert E Diamond Jr President, Barclays PLC

Blake Grossman Global Chief Executive Officer

Rohit Bhagat Global Chief Operating Officer

Minder Cheng Global CIO, Active Equities

Lee Kranefuss CEO iShares, Intermediary/ Index and Markets Group

Richard Ricci Chief Operating Officer, Investment Banking and Investment Management

Lindsay Tomlinson Vice-Chairman, Europe

Nigel Williams CEO Europe and Asia (Ex-Japan)

Frank Ryan Chief Financial Officer

Banco Austral, Sarl

Avenida 25 de Setembro No 1184

Maputo, Mozambique

Tel: +44 (0)9258 1 427685

Telefax: +44 (0)9258 1 301094

Email: jane.grob@teledata.mz

Casmiro Francisco Chairman

Gerald Jordaan* Managing Director *Executive in the Absa Group

Barclays Bank PLC and Barclays Capital, Australia

Suite 1, Level 24

400 George Street

Sydney, NSW 2000

Australia

Tel: +61 2 9220 6000

Nicholas Johnson Chief Executive Officer, Australia

Barclays Bank of Botswana Limited, Botswana

PO Box 478

Kherma Cresent

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

21/23 Maker Chambers VI

Nariman Point

Mumbai 400 021

India

Tel: +91 22 5638 7100

Mani Subramanian Co-Chief Executive Officer, India

Madan Menon Co-Chief Executive Officer, India

Barclays Bank PLC, Dublin, Ireland

47/48 St. Stephen’s Green

Dublin 2

Republic of Ireland

Tel: +353 1 6611777

Tom McAleese Managing Director, Ireland and Country Manager

296	Barclays PLC Annual Report 2005

Barclays Private Clients International Limited, Isle of Man	Barclays Bank PLC Mauritius, Mauritius	Barclays Capital, Americas
Eagle Court	8th Floor, Harbour Front Building	200 Park Avenue
25 Circular Road	President J Kennedy Street	New York, NY 10166
Douglas	Port Louis	USA
Isle of Man	Mauritius	Tel: +1 212 412 4000
IM99 1RH	Tel: +230 208 9070	Grant Kvalheim Chief Executive, Americas
Tel: +44 (0) 1624 684444	Kamal Taposeea Country Managing Director	Barclays Bank of Uganda Limited,
Tim Parkes Managing Director	Barclays Bank PLC, Portugal	Uganda
Barclays Bank PLC and Barclays Capital, Italy	Avenida da Republica	PO Box 2971
Via della Moscova 18	50-3rd Floor	Kampala
20121 Milan	1050-196 Lisbon	Uganda
Italy	Portugal	Tel: +(256) (41) 230972-6
Tel: +39 02 63 721	Tel: +351 21 7911100	Email: barclays.uganda@barclays.com
Hugh Malim Country Head, Italy	Rui Semedo Country Manager	Nick Mbuvi Country Managing Director
Colin Vincent Managing Director, Banca Woolwich	Barclays Bank (Seychelles) Limited, Seychelles	Barclays Bank plc, United Arab Emirates
Barclays Bank PLC and Barclays Capital Limited, Japan	PO Box 167	PO Box 1891
15F Urbannet Otemachi Building	Independence Avenue	Emaar Business Park
2-2-2 Otemachi	Victoria	Sheikh Zayed Road
Chiyoda-Ku	Mahe	Dubai
Tokyo 100-0004	Seychelles	UAE
Japan	Tel: +248 383 838	Tel: +971 (0) 4362 6888
Tel: +81 3 3276 1100	Frank Hoareau Country Managing Director	Mark Petchell Group Country Manager
Jeffrey Deck Country Head, Japan and Chief	Barclays Bank PLC and Barclays Capital,	Barclays Bank of Zambia Limited, Zambia
Operating Officer, Asia Pacific	Singapore	Kafue House
Barclays Private Bank and Trust Limited, Jersey	23 Church Street	Cairo Road
39/41 Broad Street	13-08 Capital Square	Lusaka
St. Helier	Singapore 049 481	Zambia
Jersey	Tel: +65 6 395 3000	Tel: +260 1 224 713
JE4 8RA	Quek Suan Kiat Chief Operating Officer and	Danie Nel Country Managing Director
Tel: +44 (0) 1534 873741	Country Manager	Barclays Bank of Zimbabwe Limited,
Leslie W Cunliffe Managing Director	Barclays Bank SA, Barclays Bank PLC and	Zimbabwe
Barclays Bank of Kenya Limited, Kenya	Barclays Capital, Spain	2nd Floor, Barclays House
PO Box 30120	3rd Floor	Jason Moyo Avenue
Nairobi	Plaza de Colón 1	Harare
Kenya	28046 Madrid	Zimbabwe
Email: barclays.kenya@barclays.com	Spain	Tel: +263 4 758 280/99
Adan Mohamed Country Managing Director	Tel: +34 91 336 1000	Charity Jinya Country Managing Director
Barclays Bank PLC and Barclays Capital	Jacobo González-Robatto Chief Executive,	National Bank of Commerce Limited
Securities Limited, Korea	Southern Europe and Country Head	Mezzanine Floor, NBC House
Seoul Representative Office	Pedro Fernandez de Santaella Head of	Sokoine Drive, Dar es Salaam
23rd Floor, Seoul Finance Center	Barclays Capital for Spain and Portugal	Postal address: PO Box 1863
84 Tapeyungro 1-ga	Barclays Bank (Suisse) SA	Dar es Salaam, Tanzania
Chung-gu	PO Box 3941	Tel: +44 (0)9255 222 110959
Seoul 100-768	CH-1211 Geneva 3	Telefax: +44 (0)9255 112887
Korea	Switzerland	Email: cs@noctz.com
Tel: +82 2 2126 2600	Tel: +41 22 81 95 11 1	Charles Nyirabo Chairman
Jin Sool Joo Country Manager, Korea	Michael Morley Chief Executive Officer	Christo de Vries* Managing Director
	Barclays Bank Tanzania Limited, Tanzania	*Executive in the Absa Group
PO Box 5137, TDFL Building
Ohio Street, Dar es Salaam
Tanzania
Tel: +25 5 22 2129381
Karl Stumke Country Managing Director

Barclays PLC Annual Report 2005	297

Annual Report 2005 index

Accountability and Audit	29	Debt securities	169
Accounting		Deposits
developments	130	average balances	112
policies	118	from banks	167
Acquisitions	130	Derivatives and other financial instruments
notes to the accounts	186	definitions	61
Annual General Meeting	7	notes to the accounts	145
Annual Report and Accounts (approval)	131	Directors’ and officers’
Assets		biographies	2
by class of business	220	emoluments	21
by geographical region	221	interests	28
other	155	notes to the accounts	190
Auditors		Directors’ report	5
reports	116	Dividends	138
Balance sheet		Earnings per share	142
average	104	Economic capital	40
consolidated	132	Economic profit	286
consolidated (Barclays Bank)	272	Employees
Barclaycard		equality and diversity	6
business analysis	100	involvement	6
business description	84	Equity shares	153
senior management	296	Fair values of financial instruments	218
Barclays Bank PLC		Financial data
consolidated accounts	271	Barclays Bank PLC	284
financial data	284	Barclays PLC	80
notes to the accounts	276	Financial overview	87
Barclays Capital		Glossary (UK/US)	270
business analysis	98	Goodwill	164
business description	84	Group senior management and principal offices	295
senior management	296	Head office functions and other operations
Barclays Global Investors		business analysis	103
business analysis	98	business description	85
business description	84	Impairment charge and other credit provisions
senior management	296	notes to the accounts	140
Business description	84	risk management	48
Capital adequacy data		Income statement
capital ratios and weighted risk assets	108	consolidated	131
capital resources	109	consolidated (Barclays Bank)	271
Cash flow statement		Intangible assets	165
consolidated	135	Internal control	29
consolidated (Barclays Bank)	275	International Retail and Commercial Banking
notes to the accounts	186	business analysis	100
Cautionary forward looking statement	IFC	business description	84
Competition and outlook	85	senior management	295
Contingent liabilities and commitments	184	International Retail and Commercial Banking – excluding Absa
Contractual obligations	46	business analysis
Corporate governance report	8	business description	101
Critical accounting estimates	89	International Retail and Commercial Banking – Absa	84
Currency of presentation	269	business analysis	102
Customer accounts	168	business description	84
		International Financial Reporting Standards (IFRS)	30
		First-time adoption of IFRS	222
		Legal proceedings	185

298	Barclays PLC Annual Report 2005

Liabilities		notes to the accounts	141
other	169	shareholder information	292
Loans and advances to banks		UK Banking
interest rate sensitivity	63	business analysis	96
maturity analysis	63	business description	84
notes to the accounts	147	senior management	295
Loans and advances to customers		UK Business Banking
interest rate sensitivity	63	business analysis	97
maturity analysis	67	business description	84
notes to the accounts	148	UK Retail Banking
Loan capital		business analysis	96
dated	173	business description	84
undated	170	US GAAP
Memorandum and Articles of Association	291	Barclays Bank	283
Memorandum items	133	differences from IFRS accounting principles	246
Minority interests	183	financial data	285
Net interest income	91	Wealth Management
Off-balance sheet arrangements	115	business analysis	99
Operating expenses		business description	84
excluding intangible assets	140	senior management	295
staff costs	141	Wealth Management – closed life assurance activities
Ordinary shares and share premium		business analysis	99
called up	180	business description	84
Other income	139
Parent company accounts (Barclays PLC)	136
Pensions
directors	22
pension costs	176
Potential credit risk loans	47
Presentation of information	30
Property, plant and equipment	166
Recent developments	86
Related party transactions	189
Remuneration report	15
Results by business	96
Results by nature of income and expense	91
Retirement benefit obligations	176
Risk factors	31
Risk management	34
Risk tendency	41
SEC Form 20-F	268
Securitisation
UK disclosure	150
US disclosure	261
Segmental reporting
by class of business	220
by geographical segments	221
Shareholder information	289
Short-term borrowings	112
Statement of recognised income and expense
consolidated	134
consolidated (Barclays Bank)	274
Subsidiaries	193
Supervision and regulation	85
Taxation	156
deferred tax

Barclays PLC Annual Report 2005	299

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 29, 2006	Barclays PLC (Registrant)

	By	/s/ Naguib Kheraj
Naguib Kheraj, Group Finance Director

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date March 29, 2006	Barclays Bank PLC (Registrant)

	By	/s/ Naguib Kheraj
Naguib Kheraj, Group Finance Director

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Memorandum and Articles of Association of Barclays PLC

1.2	Memorandum and Articles of Association of Barclays Bank PLC

2.1	Long term debt instruments

4.1	Rules and appendix of the Barclays Group Performance Share Plan (2005)

4.2	Rules of the Barclays PLC Renewed 1986 Executive Share Option Scheme (incorporated by reference to the 2000 Form 20-F filed on April 16th, 2001)

4.3	Rules and Second Supplemental Trust Deed of the Barclays Special Awards Performance Share Plan

4.5	Rules of the Barclays PLC Approved Incentive Share Option Plans and Appendix relating to eligible employees resident in France (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.8	Service Contract – Matthew Barrett (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.9	Service Contract – John Varley (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.10	Service Contract – Roger Davis (incorporated by reference to the 2003 Form 20-F filed on March 16th, 2004)

4.11	Service Contract – Naguib Kheraj (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.12	Service Contract and Subsequent Side Letter to Service Contract – Gary Hoffman

4.13	Service Contract – David Roberts (incorporated by reference to the 2003 Form 20-F filed on March 26th, 2004)

4.14	Service Contract – Robert E. Diamond Jr

4.15	Appointment Letter and Subsequent Amendment to appoint as Senior Independent Director – Sir Richard Broadbent (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.16	Appointment Letter – Professor Dame Sandra Dawson (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.17	Appointment Letter and Subsequent Amendment to appoint as Deputy Chairman – Sir Nigel Rudd (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.18	Appointment Letter – Stephen Russell (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.19	Appointment Letter – Dr Jurgen Zech (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.20	Appointment Letter – Leigh Clifford (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.21	Appointment Letter – Sir Andrew Likierman (incorporated by reference to the 2004 Form 20-F filed on March 24th, 2005)

4.22	Appointment Letter – Dr Danie Cronjé

4.23	Appointment Letter – Robert Steel

4.24	Appointment Letter – John Sunderland

4.25	Indemnity Letter – Matthew Barrett

4.26	Indemnity Letter – John Varley

4.27	Indemnity Letter – Roger Davis

4.28	Indemnity Letter – Naguib Kheraj

4.29	Indemnity Letter – Gary Hoffman

4.30	Indemnity Letter – David Roberts

4.31	Indemnity Letter – Robert E. Diamond Jr

4.32	Indemnity Letter – Sir Richard Broadbent

4.33	Indemnity Letter – Professor Dame Sandra Dawson

4.34	Indemnity Letter – Sir Nigel Rudd

4.35	Indemnity Letter – Stephen Russell

4.36	Indemnity Letter – Leigh Clifford

4.37	Indemnity Letter – Sir Andrew Likierman

4.38	Indemnity Letter – Dr. Danie Cronjé

4.39	Indemnity Letter – Robert Steel

4.40	Indemnity Letter – John Sunderland

4.41	Indemnity Letter – Sir David Arculus

7.1	Ratios of earnings to fixed charges, preference share dividends and similar appropriations under IFRS for Barclays Bank PLC Group

7.2	Ratios of earnings to fixed charges, preference share dividends and similar appropriations under UK GAAP for Barclays Bank PLC Group

7.3	Ratios of earnings to fixed charges, preference share dividends and similar appropriations under US GAAP for Barclays Bank PLC Group

8.1	List of subsidiaries

11.1	Code of Ethics (incorporated by reference to the 2003 Form 20-F file on March 26th, 2004)

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certification filed pursuant to 17 CFR 240. 13(a)-14b and 18 U.S.C 1350(a) and 1350(b)

14.1	Consents of PricewaterhouseCoopers