Form 20-F
period 2018-12-31
BARCLAYS BANK PLC
filed 2019-02-21
CIK 312070

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	Barclays Bank PLC	1-10257

BARCLAYS BANK PLC

(Exact Name of Registrant as Specified in its Charter)

ENGLAND

(Jurisdiction of Incorporation or Organization)

1 CHURCHILL PLACE, LONDON E14 5HP, ENGLAND

(Address of Principal Executive Offices)

GARTH WRIGHT, +44 (0)20 7116 3170, GARTH.WRIGHT@BARCLAYS.COM

1 CHURCHILL PLACE, LONDON E14 5HP, ENGLAND

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

As a wholly-owned subsidiary of Barclays PLC, which is a reporting company under the Securities Exchange Act of 1934, Barclays Bank PLC meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to annual reports on Form 20-F, and is therefore filing this Form 20-F with a reduced disclosure format.

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

2.650% Fixed Rate Senior Notes due 2021	New York Stock Exchange

Floating Rate Notes due 2021	New York Stock Exchange

5.140% Lower Tier 2 Notes due October 2020	New York Stock Exchange

iPath® Bloomberg Commodity Index Total ReturnSM ETN	NYSE Arca

iPath® Bloomberg Cocoa Subindex Total ReturnSM ETN	NYSE Arca

iPath® S&P GSCI® Crude Oil Total Return Index ETN	NYSE Arca

iPath® S&P 500 VIX Short-Term FuturesTM ETN	NYSE Arca

iPath® S&P 500 VIX Mid-Term FuturesTM ETN	NYSE Arca

iPath® US Treasury Steepener ETN	NASDAQ

iPath® US Treasury Flattener ETN	NASDAQ

iPath® US Treasury 2-year Bull ETN	NASDAQ

iPath® US Treasury 2-year Bear ETN	NASDAQ

iPath® US Treasury 10-year Bull ETN	NASDAQ

iPath® US Treasury 10-year Bear ETN	NASDAQ

iPath® US Treasury Long Bond Bull ETN	NASDAQ

iPath® US Treasury Long Bond Bear ETN	NASDAQ

iPath® Pure Beta Broad Commodity ETN	NYSE Arca

iPath® Pure Beta Crude Oil ETN	NYSE Arca

iPath® US Treasury 5-year Bull ETN	NASDAQ

iPath® US Treasury 5-year Bear ETN	NASDAQ

iPath® S&P 500 Dynamic VIX ETN	NYSE Arca

iPath® S&P MLP ETN	NYSE Arca

iPath® Series B S&P GCSI Crude Oil Return Index ETN	NYSE Arca

iPath® Series B Bloomberg Agriculture Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Aluminum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Coffee Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Copper Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Cotton Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Energy Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Grains Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Industrial Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Livestock Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Nickel Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Platinum Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Precious Metals Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Softs Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Sugar Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Tin Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B Bloomberg Natural Gas Subindex Total ReturnSM ETN	NYSE Arca

iPath® Series B S&P 500 VIX Short-Term FuturesTM ETNs	CBOE BZX Exchange

iPath® Series B S&P 500 VIX Mid-Term FuturesTM ETNs	CBOE BZX Exchange

Barclays ETN+ S&P 500® VEQTOR™ ETN	NYSE Arca

Barclays ETN+ Shiller CAPETM ETNs	NYSE Arca

Barclays ETN+ Select MLP ETN	NYSE Arca

Barclays ETN+ FI Enhanced Europe 50 ETN	NYSE Arca

Barclays ETN+ FI Enhanced Global High Yield ETN	NYSE Arca

Barclays ETN+ FI Enhanced Europe 50 ETN Series B	NYSE Arca

Barclays Women in Leadership ETN	NYSE Arca

Barclays Return on Disability ETN	NYSE Arca

Barclays Inverse US Treasury Composite ETN	NASDAQ

*	Not for trading, but in connection with the registration of American Depository Shares, pursuant to the requirements to the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuers’ classes of capital or common stock as of the close of the period covered by the annual report.

£1 ordinary shares	2,342,558,515
£1 preference shares	1,000
€100 preference shares	31,856
$100 preference shares	58,133

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

Yes ☐    No ☑

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑    No ☐

Indicate by check mark whether the registrants have submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

*Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☑

Other ☐

*If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐

Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐    No ☐

SEC Form 20-F Cross reference information

Form 20-F item number			Page and caption references in this document*
1		Identity of Directors, Senior Management and Advisers	Not applicable
2		Offer Statistics and Expected Timetable	Not applicable
3		Key Information
	A.	Selected financial data	Omitted
	B.	Capitalization and indebtedness	Not applicable
	C.	Reason for the offer and use of proceeds	Not applicable
	D.	Risk factors	22-29
4		Information on the Company
	A.	History and development of the company	Omitted
	B.	Business overview	124-126 (Note 4), 244-247
	C.	Organizational structure	209-210 (Note 36)
	D.	Property, plants and equipment	176-177 (Note 22)
4A		Unresolved staff comments	Not applicable
5		Operating and Financial Review and Prospects
	A.	Operating results	10, 244-245
	B.	Liquidity and capital resources	Omitted
	C.	Research and development, patents and licenses, etc.	Omitted
	D.	Trend information	–
	E.	Off-balance sheet arrangements	Omitted
	F.	Tabular disclosure of contractual obligations	Omitted
	G.	Safe harbor	ii (Forward-looking statements)
6		Directors, Senior Management and Employees
	A.	Directors and senior management	Omitted
	B.	Compensation	Omitted
	C.	Board practices	5-8, 11-12
	D.	Employees	Omitted
	E.	Share ownership	Omitted
7		Major Shareholders and Related Party Transactions
	A.	Major shareholders	Omitted
	B.	Related party transactions	Omitted
	C.	Interests of experts and counsel	Not applicable
8		Financial Information
	A.	Consolidated statements and other financial information	106-112, 113-230
	B.	Significant changes	Not applicable
9		The Offer and Listing
	A.	Offer and listing details	Not applicable
	B.	Plan of distribution	Not applicable
	C.	Markets	Not applicable
	D.	Selling shareholders	Not applicable
	E.	Dilution	Not applicable
	F.	Expenses of the issue	Not applicable
10		Additional Information
	A.	Share capital	Not applicable
	B.	Memorandum and Articles of Association	195-198 (Note 30), 231-235
	C.	Material contracts	Not applicable
	D.	Exchange controls	239
	E.	Taxation	236-239

	F.	Dividends and paying assets	Not applicable
	G.	Statement by experts	Not applicable
	H.	Documents on display	239
	I.	Subsidiary information	209-210 (Note 36)
11		Quantitative and Qualitative Disclosure about Market Risk	17, 25, 33-34, 70-72
12		Description of Securities Other than Equity Securities
	A.	Debt Securities	Not applicable
	B.	Warrants and Rights	Not applicable
	C.	Other Securities	Not applicable
	D.	American Depositary Shares	Not applicable
13		Defaults, Dividends Arrearages and Delinquencies	Not applicable
14		Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15		Controls and Procedures
	A.	Disclosure controls and procedures	241
	B.	Management’s annual report on internal control over financial reporting	2-3
	C.	Attestation report of the registered public accounting firm	Not applicable
	D.	Changes in internal control over financial reporting	3
16A		Audit Committee Financial Expert	Omitted
16B		Code of Ethics	Omitted
16C		Principal Accountant Fees and Services	12, 220 (Note 42), 240
16D		Exemptions from the Listing Standards for Audit Committees	Not applicable
16E		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	10
16F		Change in Registrant’s Certifying Accountant	Not applicable
16G		Corporate Governance	4-9
17		Financial Statements	Not applicable (See Item 8)
18		Financial Statements	Not applicable (See Item 8)
19		Exhibits	Exhibit Index

*

Certain items are indicated as omitted as Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is a reporting company under the Securities Exchange Act of 1934, and meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to annual reports on Form 20-F, and is therefore filing this Form 20-F with a reduced disclosure format.

Notes

The term Barclays Bank Group refers to Barclays Bank PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2018 to the corresponding twelve months of 2017 and balance sheet analysis as at 31 December 2018 with comparatives relating to 31 December 2017. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary included in this annual report on Form 20-F.

The information in this announcement, which was approved by the Board of Directors on 20 February 2019, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2018, which contain an unqualified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Barclays Bank Group is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Barclays Bank Group.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the continuing impact of IFRS 9 implementation, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Bank Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the United Kingdom from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Bank Group’s forward-looking statements.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Market and other data

This document contains information, including statistical data, about certain Barclays markets and its competitive position. Except as otherwise indicated, this information is taken or derived from Datastream and other external sources. Barclays cannot guarantee the accuracy of information taken from external sources, or that, in respect of internal estimates, a third party using different methods would obtain the same estimates as Barclays.

Uses of Internet addresses

This document contains inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document.

Governance

Chairman’s introduction

It is my pleasure to present the 2018 corporate governance report for Barclays Bank PLC (‘BBPLC’ or the ’Company’), the first since the Company was established as Barclays’ non-ring fenced bank on 1 April 2018.

This year has been very busy for the BBPLC Board and the executive, with a significant amount of change and focus on establishing an effective new structure following structural reform.

The Bank began the year by overseeing the transfer of Barclays Bank UK retail banking business to Barclays Bank UK PLC, the first UK bank to deliver a ring fenced banking structure. The Board oversaw the successful implementation of a governance framework that establishes the interactions between the Boards and executives of the Company, Barclays and Barclays Bank UK. This included a wholesale overhaul of the Board whereby all directors common to the Barclays PLC Board, with the exception of myself, Jes Staley and Tushar Morzaria* stepped away from the Company’s Board. This signified the separation of the governance of the main operating business from Barclays. In the months preceding structural reform, I was engaged in setting up a divisional board of independent non-executive directors in waiting. The divisional directors were recruited, inducted and prepared for their role as the Company’s Board following separation, effective 1 April 2018. The Company’s independent Board, together with a dedicated executive management, are charged with delivering the strategic objectives of the Barclays International business through the Company and its operating subsidiaries.

Since the new structure was implemented, the members of the Board have adhered to the highest standards of corporate governance in directing the Company’s affairs in discharge of their statutory duties and regulated responsibilities. As a Board, we aspire to meet the highest standards of corporate governance and as a non-premium listed company, whilst we do not choose to voluntarily comply with the UK Corporate Governance Code (the Code), we have established a governance framework based on the standards of good practice set out in the Code. The Board does have a statutory duty to promote the success of the Company and to have regard to the long-term consequences of its decisions, and the impact of those decisions, on stakeholder interests.

The Board is absolutely committed to ensuring the Company is able to meet its regulatory responsibilities and maintains an open and transparent dialogue with the regulators.

Board Activities

The Board has spent time familiarising itself with the business and has received a number of targeted inductions and teach-ins from the Barclays International businesses and functions.

The Board has considered a number of specific business items including the Barclays International Strategy and Medium Term Plan that were both considered at a number of meetings before approval.

The resilience of the Barclays International controls environment and technology has been an item of focus, so too has the Company’s ability to provide products and services to clients following the UK’s decision to leave the European Union.

Our Company’s culture is built on a set of strong values and we embody these values in everything that we do. I believe that the Board plays a vital role through effective governance and the measurement of conduct to ensure this continues. During the year, the Board has considered the Company’s culture, values and behaviours, which are set out in Barclays’ Purpose and Values and The Barclays Way, and embedded throughout Barclays International. The CEO, Compliance and HR teams have spent considerable time developing the approach and the Board has played an active and engaged role in helping to shape that direction.

The Board has also reviewed and approved the Barclays International Reward Policy, following recommendation from the Remuneration Committee.

Leadership

Individual roles on the Board and their responsibilities are set out in the Barclays Bank Charter of Expectations. Directors are expected to provide rigorous and constructive challenge on matters that, owing to their strategic, financial or reputational implications or consequences, are considered significant to the Company.

Appointment and Retirement of Directors

The appointment and retirement of directors is governed by the company’s articles of association (the articles), the Companies act 2006 and related legislation.

The articles may only be amended by a special resolution of the shareholders. The BBPLC Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors. Any such Director holds office only until the next AGM and may offer himself/herself for re-election. All Directors will stand for election or re-election at the 2019 AGM.

* Tushar Morzaria resigned from the BBPLC Board on 10 August 2018 when regulatory approval was received for Steven Ewart as BBPLC CFO. Jes Staley resigned from the BBPLC Board on 31 January 2019 when regulatory approval was received for Tim Throsby as BBPLC CEO.

Barclays Bank PLC 2018 Annual Report on Form 20-F 1

Governance

Chairman’s introduction

Effectiveness

The skills, knowledge and experience needed for an effective BBPLC Board are recorded on a skills matrix, which is used by the BBPLC Board Nominations Committee to inform Director recruitment, induction and ongoing development. The BBPLC Board Nominations Committee regularly considers BBPLC Board and senior management succession plans. Appointments to the BBPLC Board were made via a formal, rigorous and transparent process, based on merit, taking into account the skills, experience and diversity needed on the BBPLC Board in the context of Barclays’ Group strategic direction.

As at the date of this report, there are three female directors on the Board meaning we have achieved our goal of 33% female representation on the Board ahead of the 2020 target date. The BBPLC Board is committed to regularly reviewing its broad diversity profile.

We stood up the BBPLC Board in April this year and it now comprises six independent non-executive directors, two executive directors and myself as Chairman. The Company considers the composition of principal BBPLC Board Committees to meet the independence criteria of the Code and there is appropriate cross-membership on the BBPLC Board Committees to further promote effectiveness.

All directors are expected to commit sufficient time to fulfil their duties to Barclays Bank PLC. This includes attending, and being well-prepared for, all Board and Board Committee meetings, as well as making time to understand the business and meet with executives. The Barclays Bank BBPLC Charter of Expectations sets out responsibilities for providing the BBPLC Board with accurate, timely and high-quality information necessary for it to fulfil its duties.

The BBPLC Board takes the quality of its performance seriously and despite the fact that the BBPLC Board has effectively changed almost entirely during the year, I considered it beneficial to engage an independent person to conduct an evaluation of the BBPLC Board in early 2019 to assess the performance and functionality of the BBPLC Board and the individual BBPLC Board members.

Accountability

The BBPLC Board is responsible for setting Barclays Bank Group risk appetite within the overall parameters set by the Barclays Group, that is, the level of risk it is prepared to take in the context of achieving Barclays’ Group strategic objectives. Barclays’ Group Enterprise Risk Management Framework is designed to identify and set minimum requirements in respect of the main risks to achieving the Barclays’ strategic objectives and to provide reasonable assurance that internal controls are effective.

The BBPLC Board, assisted by its Risk Committee, conducts robust assessments of the principal risks facing Barclays Bank PLC, including those that would threaten its business model, future performance, solvency or liquidity.

The BBPLC Board Audit Committee, comprising independent non-executive Directors, oversees the effectiveness of Barclays Bank PLC internal and external auditors.

The Directors also review the effectiveness of the Barclays Bank Group’s systems of internal control and risk management.

The BBPLC Board has put in place processes to support the presentation to stakeholders of fair, balanced and understandable information.

Controls over financial reporting

A framework of disclosure controls and procedures is in place to support the approval of the financial statements of the Barclays Bank Group. Specific governance committees are responsible for examining the financial reports and disclosures to ensure that they have been subject to adequate verification and comply with applicable standards and legislation.

These committees report their conclusions to the BBPLC Board Audit Committee, which debates its conclusions and provides further challenge. Finally, the BBPLC Board scrutinises and approves results announcements and the Barclays Bank PLC Annual Report, and ensures that appropriate disclosures have been made. This governance process ensures that both management and the BBPLC Board are given sufficient opportunity to debate and challenge the financial statements of the Barclays Bank Group and other significant disclosures before they are made public.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of the principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB).

2 Barclays Bank PLC 2018 Annual Report on Form 20-F

Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail,

•	Accurately and fairly reflect transactions and dispositions of assets.
•

Provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorisations of management and the respective Directors.

•	Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the internal control over financial reporting as of 31 December 2018. In making its assessment, management utilised the criteria set out in the 2013 COSO framework and concluded that, based on its assessment, the internal control over financial reporting was effective as of 31 December 2018.

The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 93 to 102.

Changes in internal control over financial reporting

There have been no changes in the Barclays Bank Group’s internal control over financial reporting which have materially affected or are reasonably likely to materially affect the Barclays Bank Group’s internal control over financial reporting during the year. The Barclays Bank Group adopted IFRS 9 on 1 January 2019 and has updated and modified certain controls over financial reporting as a result of the new accounting standard, embedding them into the existing control environment.

Remuneration

The BBPLC Board Remuneration Committee (Remuneration Committee), comprising independent non-executive Directors, reviews and adopts the Group Remuneration Policy for use in the Barclays Bank Group.

Engagement

In a business like ours where the Company is dependent on client relationships and the services provided to our clients, it is vital that we hold true to our values and do the right thing. This extends to engaging meaningfully with our stakeholders. Together with the Chief Executive Officer, I have been actively engaging with clients across our diversified transatlantic Bank, in many of our international locations, illustrating our commitment to clients and our people in the jurisdictions in which we operate.

As a Board, we regularly hold and attend employee and citizenship events, to encourage the culture of inclusiveness and ensure employees are engaged and aligned to the strategy of the business.

In 2018 the BBPLC Board members attended a number of key initiatives for clients and employees, these range from talent events, the inaugural Women’s Managing Director Conference held in London, a Citizenship programme in New York showcasing Unreasonable Impact Brain Trust and opening the proceedings at the Barclays Asia Forum in Singapore.

The Company has been through an enormous amount of change in the year and our people have been asked to do an awful lot to make the transition to an independent Barclays Bank PLC Board effective. There is still a significant amount to do in 2019 as we look to execute the Barclays International strategy.

Sir Gerry Grimstone

Chairman

20 February 2019

Barclays Bank PLC 2018 Annual Report on Form 20-F 3

Governance

Corporate governance statement

Current Directors

Sir Gerry Grimstone - Chairman

Jeremy Scott - Board Audit Committee Chair

Peter Bernard - Board Risk Committee Chair

Hélène Vletter-van Dort - Board Remuneration Committee Chair

Steven Ewart - CFO

Helen Keelan

Maria Richter

Tim Throsby - CEO

Alex Thursby

The Board

We act in a way that we consider promotes the success of Barclays Bank PLC (the ‘Company’ or ‘BBPLC’) for the benefit of its shareholder, and are accountable to our shareholder for creating and delivering sustainable value. It is our responsibility as the BBPLC Board to ensure that management deliver on short-term objectives, whilst promoting the long-term growth of the Company and the Barclays Group. We are also responsible for ensuring that management maintains an effective system of internal control. An effective system of internal control should provide assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. In meeting this responsibility, we consider what is appropriate for the Company’s business and reputation, the materiality of financial and other risks and the relevant costs and benefits of implementing controls.

As part of the Barclays Group Structural Reform Programme (SRP), the current BBPLC Board was stood up on 1 April 2018#. Prior to 1 April 2018, the Company’s Board mirrored that of Barclays PLC (BPLC), however, with the exception of Sir Gerry Grimstone, all other directors of BPLC have resigned from the Board. The current Board had previously operated as a non-statutory divisional board for the Barclays International business division with the primary focus of becoming familiar with the Company’s business, risk, control and governance arrangements ahead of stand up post SRP. The Board has approved a Schedule of Matters Reserved to the Board which specifies those decisions to be taken by the Board, including but not limited to material decisions relating to strategy, risk appetite, medium term plans, capital and liquidity plans, risk management and controls frameworks, approval of financial statements, approval of share allotments and dividends. The Board is also responsible for the establishment and composition of the Board Committees, succession planning for the BBPLC Board and certain senior management, approval of major transactions and the appointment and removal of certain senior executives. The Board has delegated the responsibility for making and implementing operational decisions and running the Company’s business on a day-to-day basis to the BBPLC Chief Executive and his senior management team.

Director	Eligible Meeting Attendance
John McFarlane*	4/4
Mike Ashley*	4/4
Tim Breedon*	4/4
Sir Ian Cheshire*	4/4
Mary Francis*	4/4
Crawford Gillies*	4/4
Michael Turner*	4/4
Reuben Jeffrey III*	4/4
Matthew Lester*	4/4
Tushar Morzaria**	5/8
Dambisa Moyo*	3/4
Diane Schueneman*	4/4
Jes Staley***	8/11
Sir Gerry Grimstone	11/11
Peter Bernard	7/7
Steven Ewart**	3/3
Helen Keelan	7/7
Maria Richter	6/7
Jeremy Scott	7/7
Tim Throsby***	7/7
Alex Thursby	7/7
Hélène Vletter-van Dort	7/7

# On 1 April 2018, the only Directors of Barclays PLC that remained on the Barclays Bank PLC Board were Sir Gerry Grimstone (Chairman), Jes Staley and Tushar Morzaria in their capacities as BBPLC CEO and BBPLC CFO respectively. Jes Staley resigned from the BBPLC Board on 31 January 2019 when regulatory approval was received for Tim Throsby as BBPLC CEO. Tushar Morzaria resigned from the BBPLC Board on 10 August 2018 when regulatory approval was received for Steven Ewart as BBPLC CFO.

* Following the implementation of Structural Reform the Barclays PLC Directors resigned from the Barclays Bank PLC Board once the Barclays International Divisional Board were appointed.

** Following Steven Ewart’s appointment as Chief Financial Officer of Barclays Bank PLC and required regulatory approval, Tushar Morzaria resigned as Chief Financial Officer and Director Barclays Bank PLC, remaining as Finance Director of Barclays PLC.

*** Following Tim Throsby’s appointment as Chief Executive Officer of Barclays Bank PLC and required regulatory approval, Jes Staley resigned as Chief Executive Officer and Director Barclays Bank PLC, remaining as Chief Executive Officer and Director of Barclays PLC.

4 Barclays Bank PLC 2018 Annual Report on Form 20-F

Governance

Corporate governance statement

What we did in 2018

During 2018, the Board focused on the following specific areas:

  Strategy formulation and monitoring

◾

Received deep dive presentations by each area of the Barclays International business and functions, this included but was not restricted to Banking, Markets, Corporate Banking, Private Banking and Overseas Services and Cards & Payments.

◾	Provided with an overview of Structural Reform and their legal and regulatory duties as directors of a non-ring-fenced bank.
◾

Discussed and debated strategic projects and provided input to management on the formulation of the Company’s strategy as part of the overall Barclays Group strategy, and reflected on the Company’s strategy with longer-term views on what could be done to accelerate returns and build allocated capital effectively.

◾	Discussed and considered the transfer of the Barclays UK business from the Company to Barclays Bank UK PLC under the Ring-fencing Transfer Scheme.
◾

Discussed and considered the impact of the UK’s decision to leave the EU and the transfer of the Company’s European business to Barclays Bank Ireland PLC under the European Referendum Response Programme.

◾

Discussed regular updates from the BBPLC Chief Executive and BBPLC President/Barclays International CEO on the progress being made against the BBPLC strategy, key strategic projects and the recruitment of the top industry talent.

  Finance and Liquidity

◾	Debated, assessed and approved the BBPLC Medium Term Plan for 2018-2020.
◾

Regularly assessed financial performance of the various businesses, the BBPLC results through reports from the BBPLC Chief Finance Officer and within the business specific updates to the Board and furthermore providing guidance to senior management.

◾	Reviewed and approved BBPLC’s financial results prior to publication, including approving the interim announcement and dividend to the shareholder.
◾	Provided input, guidance and advice to senior management on the BBPLC Medium Term Plan 2019-2021 and subsequently approved the final plan.

  Governance and risk (including regulatory issues)

◾

Delegated authority to the BBPLC Board Risk Committee to consider and recommend, on behalf of the Board, the adoption by the Company of the Internal Capital Adequacy Assessment Process and Internal Liquidity Adequacy Assessment Process.

◾

Received reports on Barclays’ operational and technology capability, including specific updates on cyber risk capability and resilience, and a service management update from services provided by Barclays Services Limited, the Group services company.

◾	Considered and approved appointments to the BBPLC Board and BBPLC Board Committees following recommendation from the BBPLC Board Nominations Committee.
◾	Received regular reports from the Chairs of each BBPLC Board Committee. See the reports from the BBPLC Board Committee Chairs below and on the following page.
◾	Discussed the BBPLC Board and BBPLC Board Committee governance framework in the context of structural reform and other corporate governance matters.
◾	Adopted the risk limits and mandates within the parameters of the risk appetite set by the Barclays Group.

Board Committees

The main BBPLC Board Committees are the BBPLC Board Audit Committee, the BBPLC Board Nominations Committee, the BBPLC Board Remuneration Committee, and the BBPLC Board Risk Committee. Pursuant to authority granted under our Articles of Association, each BBPLC Board Committee has had specific responsibilities delegated to it by the BBPLC Board. You can read about what each of the BBPLC Board Committees did during 2018 on the following pages.

Board Audit Committee

On 1 April 2018 with the completion of structural reform the separate board of Barclays Bank PLC and its Committees was stood up, including the BBPLC Board Audit Committee (Audit Committee). As part of this process the Audit charter for the Audit Committee and the working arrangements and allocation of responsibilities between the Barclays PLC Board Audit Committee and the Barclays Bank PLC Board Audit Committee were agreed. The Chairs of these two committees along with the Chair of the Barclays Bank UK PLC Board Audit Committee have met regularly to share relevant information and to ensure both the efficient workings of the respective committees as well as the appropriate coverage of responsibilities. In addition, regular dialogue has been held with the Audit Committees of Barclays Bank PLC’s major subsidiaries.

The BBPLC Board Audit Committee is composed solely of independent non-executive Directors, with membership designed to provide the breadth of financial expertise and commercial acumen it needs to fulfil its responsibilities. Its members as a whole have recent and relevant experience of the banking and financial services sector, in addition to general management and commercial experience, and are financially literate. The Audit Committee is chaired by Jeremy Scott who has over 40 years accounting and audit experience. Peter Bernard, Helen Keelan and Alex Thursby are also members. The Audit Committee met three times prior to the stand-up of the new BBPLC Board and BBPLC Board Committees in April 2018, and since stand-up has met five times, with two of the meetings held in New York and one in Hong Kong. Audit Committee meetings are attended by management, including the Chief Financial Officer, Chief Compliance Officer, Chief Controls Officer, Chief Operating Officer, Chief Internal Auditor and BBPLC General Counsel and the Company’s External Auditors, KPMG, as appropriate. The Audit Committee held a number of separate private sessions with each of the Chief Internal Auditor and the lead external audit partner, which were not attended by management.

Barclays Bank PLC 2018 Annual Report on Form 20-F 5

Member	Eligible Meeting Attendance
Mike Ashley	3/3
Tim Breedon	3/3
Crawford Gillies	3/3
Matthew Lester	3/3
Diane Schueneman	3/3
Jeremy Scott	5/5
Peter Bernard	5/5
Helen Keelan	5/5
Alex Thursby	5/5

The principal role and responsibilities of the Audit Committee, pursuant to the Terms of Reference, are:

◾

Financial Reporting: assessing the integrity of the Barclays Bank Group’s financial statements and reviewing any significant financial reporting issues and judgments encountered or made in the preparation of the Company’s, interim report, annual report and accounts;

◾	Internal Controls: reviewing the effectiveness of the Barclays Bank Group’s system of internal controls;
◾

Internal Audit: monitoring and reviewing the effectiveness, independence and objectivity of the Internal Audit function and reviewing reports on internal audit activities and the responsiveness of management to internal audit findings and recommendations;

◾	Regulatory Reporting: reviewing arrangements established by management for compliance with regulatory financial reporting;
◾

External Audit: reviewing and monitoring the independence, objectivity and effectiveness of the external auditor’s audit process, including oversight of the provision of non-audit services for Barclays Bank Group;

◾	Whistleblowing: reviewing the integrity, independence and effectiveness of the Barclays Bank Group’s policies and procedures on whistleblowing; and
◾	Material Legal Matters: maintaining oversight of material legal contentious matters and current or emerging legal risks.

During 2018, the principal activities of the Audit Committee included:

◾	Monitoring the implementation of IFRS9 and the transitional impact;
◾	Assessing the appropriateness of key management judgments and any material conduct provisions;
◾	Monitored the valuation methods applied by management to significant valuation items;
◾	Overseeing the performance of the internal audit function, including the consideration of an independent quality assurance report on its performance;
◾	Receiving deep dives reviews into areas of the business where adverse internal audit reports have been issued and monitoring the progress of management to implement suggested improvements;
◾	Discussing and receiving updates from the BBPLC Chief Controls Officer on the BBPLC internal controls and framework;
◾	Monitoring management progress on the development of the Barclays Control Framework and the Risk Control Self-Assessment framework;
◾	Considering and adopting the Barclays Group policy on the provision of non-audit services by the Barclays Group’s statutory auditor;
◾

Monitoring the Whistleblowing programme and receiving regular Whistleblowing metrics as they relate to the Barclays Bank Group and ensuring that the procedures for protection from detrimental treatment of staff who raise concerns continue to be effective;

◾	Reviewing the interim results, including considering the half-year dividend to shareholders; and
◾	Receiving updates on financial crime activity impacting the Barclays Bank Group during 2018.

A comprehensive internal control framework is in place in the Barclays Bank Group and the Audit Committee receives regular reports on its operation (and its continued enhancement). This includes reports from both the Internal Audit function and External Auditors as well as related plans and management actions to remediate control recommendations raised in those reports. The Audit Committee receives reports at a majority of the meetings from the Chief Controls Officer on the control environment with briefings on relevant topics as processes and approaches are refined within the new post Structural Reform framework. The Chief Controls Officer has kept the Audit Committee apprised of the results of Risk and Control Self Assessments and improvements made in these processes. The Audit Committee has requested, and received, deep dives on particular business units, including where audit reports highlighted particular control enhancements being desirable.

6 Barclays Bank PLC 2018 Annual Report on Form 20-F

Governance

Corporate governance statement

Board Nominations Committee

The BBPLC Board Nominations Committee (Nominations Committee) is composed of a majority of independent non-executive directors. Sir Gerry Grimstone, as Chairman of the BBPLC Board, Peter Bernard, Jeremy Scott and Hélène Vletter-van Dort, being the Chairs of each of the other BBPLC Board Committees are also members.

The Nominations Committee met once prior to the stand-up of the new BBPLC Board and BBPLC Board Committees in April 2018 and since stand-up has met once at the Barclays’ offices in New York. Attendance by the Nominations Committee members is shown in the table below, and Nominations Committee meetings are attended by the Chief Executive Officer, President of BBPLC, BBPLC HR Director, the BBPLC Head of Talent as appropriate.

Member	Eligible Meeting Attendance
John McFarlane	1/1
Mike Ashley	1/1
Tim Breedon	1/1
Sir Ian Cheshire	1/1
Crawford Gillies	1/1
Reuben Jeffrey III	1/1
Sir Gerry Grimstone	2/2
Jeremy Scott	1/1
Peter Bernard	1/1
Hélène Vletter-van Dort	1/1

The principal role and responsibilities of the Nominations Committee, pursuant to the Terms of Reference, are:

◾	Board Appointments to the BBPLC Board, its Committees and its significant subsidiaries;
◾	Composition of the BBPLC Board and its Committees;
◾	Succession planning and talent management;
◾	Board Effectiveness;
◾	Serving Directors tenure;
◾	Board induction and training;
◾	Conflicts of Interest; and
◾	Governance Matters.

During 2018, the principal activities of the Committee included:

◾	Reviewing the Senior Manager appointments for BBPLC, and monitoring the progress of any remaining applications.
◾

Reviewing the BBPLC Board and BBPLC Board Committee composition, taking into account time commitment, skills, knowledge, experience and diversity of the Directors, and identifying any desirable skills to aid the Company in operating and competing effectively.

◾

Review and approval of proposed changes to the Board of a number of the Company’s significant subsidiaries, including but not limited to reviewing the composition of the Board of Barclays Bank Ireland PLC, and approving the appointment of additional directors to ensure the company has sufficient skills and experience to take forward and implement the Barclays Group strategy in Europe.

◾

Receiving updates on the talent and succession management principles in place for the Company, the succession planning review process for the BBPLC Executive Committee and the global Group campaigns to promote a diverse and inclusive workforce, including the Barclays Encore Programme.

Board Remuneration Committee

Following the completion of structural reform on 1 April 2018, the Barclays Bank PLC Remuneration Committee was stood up. In the first year of operation, the Barclays Bank PLC Remuneration Committee has initially focused on reviewing and adopting Barclays Group Remuneration Policies and Standards, the Remuneration Control Framework and the Material Risk Takers methodology. As part of this process, consideration was given to the appropriateness of the Barclays Group approach at the operating entity level. During the year there has been close collaboration between the Barclays Bank PLC Remuneration Committee and the Barclays PLC Remuneration Committee in establishing the delegated authority decisions framework exercised by Barclays Bank PLC Remuneration Committee as part of the wider Barclays Group Remuneration process. This collaboration has extended to careful agenda setting to ensure efficient workings and sequencing of approvals between the Barclays Bank PLC Remuneration Committee and the Barclays PLC Remuneration Committee. In addition, there has been open dialogue between the Chairs of the Barclays Bank PLC Remuneration Committee and the Barclays PLC Remuneration Committee.

The BBPLC Board Remuneration Committee (Remuneration Committee) is comprised solely of independent non-executive directors of the BBPLC Board. The Remuneration Committee is chaired by Hélène Vletter-van Dort. Helen Keelan, Maria Richter and Alex Thursby are also members.

The principle role and responsibilities of the Remuneration Committee, pursuant to the Terms of Reference, is to:

◾	Adopt the over-arching principles of remuneration policy for the Barclays Bank Group within the parameters set by the BPLC Remuneration Committee;
◾

Consider and endorse the incentive pool for the Company and its subsidiaries and the remuneration of key BBPLC executives and other specified individuals as determined by the Remuneration Committee from time to time;

◾	Exercise oversight of remuneration issues within the Barclays Bank Group and of matters that more generally concern people and culture within the Barclays Bank Group; and
◾	Approve the remuneration and compensation arrangement of employees that fall within the remit of the Remuneration Committee.

Barclays Bank PLC 2018 Annual Report on Form 20-F 7

The Remuneration Committee met three times prior to the stand-up of the new BBPLC Board and Committees in April 2018 and since stand-up has met three times. Attendance by the Remuneration Committee members is shown in the table below. Remuneration Committee meetings are attended by management, including the Chief Executive Officer and the Human Resources Director.

Member	Eligible Meeting Attendance
Crawford Gillies	2/2
Tim Breedon	2/2
Mary Francis	2/2
Dambisa Moyo	2/2
Hélène Vletter-van Dort	3/3
Helen Keelan	3/3
Maria Richter	2/3
Alex Thursby	3/3

During the period, the Remuneration Committee’s activities have included:

◾

Approving the Terms of Reference, Reward Policy and Standard Remuneration Committee Control Framework (and revisions), Material Risk Taker Identification Methodology, 2018 Incentive Funding Frameworks;

◾	Endorsing the funding ratio;
◾	Approving the 2018 Ex Ante Risk Adjustment Approach and US Covered employee methodology;
◾	Receiving regular stakeholder, regulatory and legal updates, financial and risk performance updates, pay round timings and approach, Fair Pay Agenda; and
◾	Reviewing specific remuneration arrangements for individuals within the Remuneration Committee’s remit.

Board Risk Committee

On 1 April 2018 with the completion of structural reform, the separate board of Barclays Bank PLC and its Committees were stood up, including the Barclays Bank PLC Board Risk Committee (Risk Committee). Unlike the Board and Committee structure of Barclays PLC, Barclays Bank PLC does not have a separate Board Reputation Committee, and instead oversight of Reputation and Conduct matters are considered at the Barclays Bank PLC Board Risk Committee. As part of the stand-up process, there has been close collaboration in Agenda setting to ensure efficient workings and sequencing of approvals between the Barclays Bank PLC Board Risk Committee and the Barclays PLC Board Risk Committee. In addition, there is open dialogue between the Chairs of the Barclays Bank PLC Board Risk Committee and the Barclays PLC Board Risk and Reputation Committee Chairs.

The BBPLC Board Risk Committee is composed solely of independent non-executive directors and is chaired by Peter Bernard. Jeremy Scott, Maria Richter and Hélène Vletter-van Dort are also members. The Risk Committee met three times prior to the stand-up of the new BBPLC Board and Committees in April 2018 and since stand-up has met five times, with two of the meetings held in New York and one in Hong Kong. The Risk Committee has spent its time reviewing the risk profile and risk appetite of the Barclays Bank Group key risk issues and internal control and risk policies. Risk Committee meetings are attended by management, including the Chief Financial Officer, Chief Risk Officer, Chief Compliance Officer, Chief Internal Auditor and BBPLC General Counsel and the Company’s External Auditors, KPMG.

Member	Eligible Meeting Attendance
Tim Breedon	3/3
Mike Ashley	3/3
Reuben Jeffrey III	2/3
Matthew Lester	3/3
Diane Schueneman	3/3
Peter Bernard	5/5
Jeremy Scott	5/5
Maria Richter	5/5
Hélène Vletter-van Dort	5/5

The principal role and responsibilities of the Risk Committee, pursuant to the Terms of Reference, are:

◾

Risk Appetite and Risk Profile: reviewing and recommending to the BBPLC Board the risk appetite, reviewing and adopting risk limits and mandates for financial and non-financial risk, monitoring the risk profile, and receiving and considering reports on key risk issues;

◾	Regulatory: reviewing and monitoring BBPLC’s capital and liquidity position including considering both the existing and forecasted BBPLC risk profile and the potential impact of stress;
◾

Internal control and risk control framework: reviewing the Enterprise Risk Management Framework, approval of underlying frameworks and policies as they apply to the Company, and review of the effectiveness of the Company’s risk management systems;

◾	Conduct Risk: reviewing effectiveness of the management of Conduct Risk and reviewing the effectiveness of the Conduct Risk Management framework as it applies to BBPLC and its subsidiaries;
◾

Reputation Risk: reviewing the effectiveness of the management of reputation risk within Barclays Bank Group and receiving reports on significant business decisions that may impact BBPLC or Barclays reputation; and

◾	Risk and Compliance Functions: overseeing the BBPLC Risk and Compliance functions, ensuring they are appropriately resourced and operating effectively.

8 Barclays Bank PLC 2018 Annual Report on Form 20-F

Governance

Corporate governance statement

During 2018, the principal activities of the Risk Committee included:

◾

Reviewing regular financial and non-financial risk reporting on each of the principal risks and monitoring the risk profile in accordance with 2018 limits and mandates and monitoring compliance with key portfolio metrics;

◾	Reviewing the capital and liquidity position of BBPLC and any challenges to the capital position;
◾

Reviewing the key risk themes impacting BBPLC and the Barclays Group, including the impact and risks associated with the geopolitical landscape and the exposures held by the Company in certain jurisdictions and industries;

◾	Reviewing the potential impact of European Referendum to BBPLC and the work that has been undertaken by Barclays to analyse the key risks and impacts to the Barclays Bank Group;
◾	Reviewing and adopting relevant Group Policies, including the Enterprise Risk Management Framework and the associated frameworks;
◾

Reviewing significant conduct and reputational risks facing Barclays Bank Group, monitoring the Conduct Risk assessment of the business to understand the Barclays Bank Group Conduct Risk profile and reviewing reports from the Transaction Review Committee on key themes and significant business transactions that have been considered from which may have a reputational impact on BBPLC or Barclays reputation; and

◾	Keeping under review the internal audit assessment of the Risk Function and the risks associated with internal audit findings.

The Risk Committee have considered focused presentations in a number of areas specific to the business and activities of Barclays Bank Group, including a joint session held with the BBPLC Board Audit Committee on the risks and controls associated with Algo and Electronic trading, the

Leveraged Finance business and the risks associated with the UK Retirement Fund which is held by BBPLC. The Risk Committee continually considers the impact of issues on the Barclays Bank Group and reviews steps taken by the business to reduce exposures with higher levels of risk.

Diversity and Inclusion

The Board recognises the importance of ensuring that there is broad diversity among the Directors inclusive of, but not limited to, gender, ethnicity, geography and business experience. In addition, we aim to ensure that employees of all backgrounds are treated equally and have the opportunity to be successful. The Group’s global Diversity and Inclusion (D&I) strategy sets objectives, initiatives and plans across five core pillars: Gender, LGBT, Disability, Multicultural and Multigenerational, in support of that ambition. Further information on the Group’s Board Diversity Policy and D&I strategy can be found on pages 68 and 69 of the Barclays PLC Annual Report 2018.

Barclays Bank PLC 2018 Annual Report on Form 20-F 9

Governance

Directors’ report

The Directors present their report together with the audited accounts for Barclays Bank PLC (‘BBPLC’ or the ‘Company’) for the year ended 31 December 2018.

The particulars of important events affecting the Company since the financial year end can be found in notes to the financial statements.

Other information that is relevant to the Directors’ Report, and which is incorporated by reference into this report, can be located as follows:

Profits and dividends

The Barclays Bank Group operates through branches, offices and subsidiaries in the UK and overseas. The results of the Barclays Bank Group show profit after tax of £835m (2017: loss after tax of £1,154m). The Barclays Bank Group had net assets of £47,711m at 31 December 2018 (2017: £65,734m).

Barclays PLC will pay a full year dividend in respect of 2018 of 4p per ordinary share on 5 April 2019 to shareholders on the share register on 1 March 2019. The Company can contribute a payment towards the Barclays PLC external dividend payment, however, in this case a contribution was not required and the Directors of BBPLC do not recommend the payment of a dividend to Barclays PLC. Further details on total dividends on ordinary shares paid due 2018 are set out in Note 12 to the accounts. Dividends paid on preference shares for the year ended 31 December 2018 amounted to £204m (2017: £242m).

Share Capital

There was no increase in ordinary share capital during the year. Barclays PLC owns 100% of the issued ordinary shares. There are no restrictions on the transfer of securities or agreements between holders of securities known to the Company which may result in restrictions on the transfer of securities or voting rights. Further information on the Company’s share capital can be found in Note 30.

In 2018, the Company reduced its share capital by £12,092m by cancelling share premium and creating distributable reserves of the same amount. The capital reduction was carried out via a court-approved reduction of capital, approved by the Company’s shareholder at a general meeting on 17 July 2018. On 11 September 2018, the capital reduction became effective following confirmation by the High Court of Justice in England and Wales which was registered with the Registrar of Companies on the same day.

Repurchase of shares

The Company did not repurchase any of its ordinary shares during 2018 (2017: none). On 15 December 2018, 106,000,000 Series 5 non-cumulative callable US Dollar preference shares of US$0.25 nominal value each were redeemed in full at the option of the Company.

Powers of Directors to issue or buy back the Company’s shares

The powers of the Directors are determined by the Companies Act 2006 and the Company’s Articles of Association. No shares were issued or bought back in 2018. The Directors are authorised to issue and allot shares and to buy back shares subject to annual shareholder approval at the AGM. Such authorities were granted by shareholders at the 2018 AGM. It will be proposed at the 2019 AGM that the Directors be granted new authorities to allot and buy-back shares.

10 Barclays Bank PLC 2018 Annual Report on Form 20-F

Governance

Directors’ report

Directors

The Directors of the Company are listed on page 4. Changes to Directors during the year and up to the date of signing this report are set out below.

Name	Role	Effective date of appointment/resignation
Mike Ashley	Non- executive Director	Resigned 1 April 2018
Peter Bernard	Non- executive Director	Appointed 1 April 2018
Tim Breedon	Non- executive Director	Resigned 1 April 2018
Sir Ian Cheshire	Non- executive Director	Resigned 1 April 2018
Steven Ewart	Executive Director	Appointed 9 August 2018
Mary Francis	Non- executive Director	Resigned 1 April 2018
Crawford Gillies	Non- executive Director	Resigned 1 April 2018
Reuben Jeffrey III	Non- executive Director	Resigned 1 April 2018
Helen Keelan	Non- executive Director	Appointed 1 April 2018
Matthew Lester	Non- executive Director	Resigned 1 April 2018
John McFarlane	Non- executive Director	Resigned 1 April 2018
Dambisa Moyo	Non- executive Director	Resigned 1 April 2018
Tushar Morzaria	Executive Director	Resigned 10 August 2018
Maria Richter	Non- executive Director	Appointed 1 April 2018
Diane Schueneman	Non- executive Director	Resigned 1 April 2018
Jeremy Scott	Non- executive Director	Appointed 1 April 2018
Tim Throsby	Executive Director	Appointed 1 May 2018
Alexander Thursby	Non- executive Director	Appointed 1 April 2018
Michael Turner	Non- executive Director	Resigned 1 April 2018
Helene Vletter Van Dort	Non- executive Director	Appointed 1 April 2018
Jes Staley	Executive Director	Resigned 31 January 2019

Directors’ Indemnities

Qualifying third party indemnity provisions (as defined by section 234 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2018 for the benefit of the then Directors and, at the date of this report, are in force for the benefit of the Directors in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office. In addition, the Company maintains Directors’ & Officers’ Liability Insurance which gives appropriate cover for legal action brought against its Directors.

Qualifying pension scheme indemnity provisions (as defined by section 235 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2018 for the benefit of the then Directors, and at the date of this report are in force for the benefit of Directors of Barclays Pension Funds Trustees Limited as Trustee of the Barclays Bank UK Retirement Fund. The Directors of the Trustee are indemnified against liability incurred in connection with the company’s activities as Trustee of the Barclays Bank UK Retirement Fund.

Similarly, qualifying pension scheme indemnities were in force during 2017 for the benefit of Directors of Barclays Executive Schemes Trustees Limited as Trustee of Barclays Bank International Limited Zambia Staff Pension Fund (1965), Barclays Capital International Pension Scheme (No.1), and Barclays PLC Funded Unapproved Retirement Benefits Scheme. The Directors of the Trustee are indemnified against liability incurred in connection with the Company’s activities as Trustee of the schemes above.

Political contributions

The Barclays Bank Group did not give any money for political purposes in the UK, the rest of the EU or outside of the EU, nor did it make any political donations to political parties or other political organisations, or to any independent election candidates, or incur any political expenditure during the year. Details of any political contributions made by the wider Barclays Group can be found in the 2018 Barclays PLC Annual Report.

Environment

Barclays focuses on addressing environmental issues where we believe we have the greatest potential to make a difference. We focus on managing our own carbon footprint and reducing our absolute carbon emissions, developing products and services to help enable the transition to a low-carbon economy, and managing the risks of climate change to our operations, clients, customers and society at large. Disclosure of global greenhouse gas emissions (GHG) is done at a Barclays Group level with information available in the Barclays PLC 2018 Annual Report with fuller disclosure available on our website at home.barclays.com/citizenship.

Research and Development

In the ordinary course of business the Barclays Bank Group develops new products and services in each of its business divisions.

Financial Instruments

The Barclays Bank Groups’ financial risk management objectives and policies, including the policy for hedging each major type of forecasted transaction for which hedge accounting is used, and the exposure to market risk, credit risk and liquidity risk are set out in pages 30 to 37.

Change of control

There are no significant agreements to which the Company is a party that are affected by a change of control of the Company following a takeover bid. There are no agreements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs because of a takeover bid.

Barclays Bank PLC 2018 Annual Report on Form 20-F 11

The Auditors

The Barclays PLC Audit Committee reviews the appointment of the external auditors, as well as their relationship with the Barclays Group, including monitoring the Barclays Group’s use of the external auditors for non-audit services and the balance of audit and non-audit fees paid to them. The BBPLC Audit Committee forms part of the governance process for the appointment of external auditors and also monitors the use of the external auditors for non-audit services within BBPLC. More details on this can be found in Note 42 to the accounts.

With effect from the beginning of the 2017 financial year, KPMG was appointed as Barclays’ statutory auditor, replacing PwC following an external audit tender conducted in 2015.

Non-audit services

In order to safeguard the Auditor’s independence and objectivity, Barclays Group has in place a policy setting out the circumstances in which the Auditor may be engaged to provide services other than those covered by the Barclays Group audit. The Barclays Group Policy on the Provision of Services by the Group Statutory Auditor (the Policy) applies to all Barclays’ subsidiaries and other material entities over which Barclays has significant influence. The core principle of the Policy is that non-audit services (other than those legally required to be carried out by the Barclays Group’s Auditor) should only be performed by the Auditor in certain, controlled circumstances. The Policy sets out those types of services that are strictly prohibited and those that are allowable in principle. Any service types that do not fall within either list are considered by the Barclays PLC Audit Committee Chair on a case by case basis, supported by a risk assessment provided by management.

Under the Policy the Barclays PLC Audit Committee has pre-approved all allowable services for which fees are less than £100,000. All requests to engage the Auditor are assessed by independent management before work can commence. Requests for allowable service types in respect of which the fees are expected to meet or exceed the above threshold must be approved by the Chair of the Barclays PLC Audit Committee before work is permitted to begin. Services where the fees are expected to be £250,000 or higher must be approved by the Barclays PLC Audit Committee as a whole. All expenses and disbursements must be included in the fees calculation. More information on this can be found in the Barclays PLC 2018 Annual Report.

The fees payable to KPMG for the year ended 31 December 2018 amounted to £31m, of which £7m (2017: £10m) was payable in respect of non-audit services. A breakdown of the fees payable to the Auditor for statutory audit and non-audit work can be found in Note 42.

Going concern

BBPLC’s business activities, financial position, capital, factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed are discussed in the Strategic Report and Risk Management sections.

The Directors considered it appropriate to prepare the financial statements on a going concern basis.

In preparing each of the Barclays Bank Group and parent Company financial statements, the directors are required to:

◾	assess the Barclays Bank Group and parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
◾	use the going concern basis of accounting unless they either intend to liquidate the Barclays Bank Group or the parent Company or to cease operations, or have no realistic alternative but to do so.

The Barclays Bank Group’s business activities, financial position (including the implications of the UK’s decision to leave the European Union), capital, factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed are discussed in the Strategic Report and Risk Management sections. The Directors have evaluated these risks in the preparation of the financial statements and consider it appropriate to prepare the financial statements on a going concern basis.

Disclosure of Information to the Auditor

Each Director confirms that, so far as he/she is aware, there is no relevant audit information of which the Company’s auditors are unaware and that each of the Directors has taken all the steps that he/she ought to have taken as a Director to make himself /herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information. This confirmation is given pursuant to section 418 of the Companies Act 2006 and should be interpreted in accordance with and subject to those provisions.

Directors’ responsibilities

The following statement, which should be read in conjunction with the Auditors’ report set out on page 104 to 105, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

The Directors are required by the Companies Act 2006 to prepare the Company and the Barclays Bank Group accounts for each financial year and, with regards to Barclays Bank Group accounts, in accordance with Article 4 of the IAS regulation. The Directors have prepared these accounts in accordance with IFRS as adopted by the EU. Under the Companies Act 2006, the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Company and the Barclays Bank Group of their profit or loss for that period.

The Directors consider that, in preparing the financial statements on pages 106 to 230, the Barclays Bank Group has used appropriate accounting policies, supported by reasonable judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

Having taken all the matters considered by the Board and brought to the attention of the Board during the year into account, the Directors are satisfied that the Annual Report and Financial Statements, taken as a whole, are fair, balanced and understandable, and provide the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.

Directors are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

12 Barclays Bank PLC 2018 Annual Report on Form 20-F

Governance

Directors’ report

Directors’ responsibility statement

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the accounts comply with the Companies Act 2006.

The Directors are also responsible for preparing a Strategic Report and Directors’ Report in accordance with applicable law and regulations.

The Directors are responsible for the maintenance and integrity of the Annual Report and Financial Statements as they appear on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

The Directors, whose names are set out on page 4, confirm to the best of their knowledge that:

(a)

The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

(b)

The management report on pages 4 to 15 in the Barclays Bank PLC Annual Report, which is incorporated in the Directors’ Report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Jason Wright

Company Secretary

20 February 2019

Barclays Bank PLC

Registered in England. Company No. 1026167

Barclays Bank PLC 2018 Annual Report on Form 20-F 13

Governance

People

We place a great deal of importance in providing all colleagues with the right support and frameworks to maximise their career goals and opportunities. Barclays Bank PLC colleague themes and initiatives are aligned to Barclays Group values and Barclays Group strategic goals. The following sub-sections are therefore consistent with those detailed in the People Section of the Barclays PLC Annual Report and figures mentioned are for Barclays PLC Group.

Industrial Relations and Workforce

Barclays places great importance on our constructive approach to global employee and industrial relations. During 2018 we continued to work with Unite, our recognised trade union in the UK and with 9 other unions and staff associations directly or through works councils internationally. In the UK, we consulted extensively with Unite on a wide range of restructuring proposals and in respect of changes to compensation structures. Our shared aim where there is restructuring - consistent with our partnership approach to industrial relations - is to minimise compulsory job losses wherever possible. This is achieved through voluntary redundancy and extensive redeployment processes and arrangements. In Europe we held regular consultations with our European Works Council (the Barclays Group European Forum) on a wide range of topics including transnational restructuring proposals, in addition to local consultation with in-country works councils. All colleagues who are displaced as a result of restructuring are offered career transition support. In 2018 c.900 colleagues were supported globally (a take up rate of over 80% of those impacted by restructuring), with over 95% satisfied with the career transition support provided.

Performance Management

Effective Performance management underpins our values-based culture. To support our success, colleagues align their objectives to business and team goals, this is ‘what’ they will deliver. Behavioural expectations are set in the context of our values, this is ‘how’ they will achieve their objectives. We encourage connected performance conversations throughout the year and we continue to run our global recognition programme to recognise the achievements of those who have demonstrated our values in the workplace.

Colleagues are also encouraged to be involved with the Company’s performance by participating in our all-employee share plans, which have been running successfully for over 10 years.

Employee Communications

Barclays regularly updates employees on the financial and economic factors affecting the company’s performance and the delivery of the strategy through Barclays Group CEO and senior leader communications, line manager briefing packs, infographics, videos, interviews and talking points distributed to employees every quarter in accordance with our financial reporting calendar.

We also hold a variety of events for employees so they can hear directly from the Group Executive Committee and employees are kept regularly informed about what is happening in their area and across Barclays through regular local engagement initiatives and communications that allow for discussion and build awareness and understanding. Campaigns and colleague stories throughout the year bring to life how we are living Barclays’ Purpose, ‘Creating opportunities to rise’ and Values: Respect, Integrity, Service, Excellence and Stewardship on a daily basis, providing ongoing evidence of how we are supporting our colleagues, customers and clients and the communities and societies in which we work.

Be Well – Barclays Wellbeing Programme

Barclays global wellbeing programme “Be Well” has focused on two key areas in 2018; a refreshed commitment to make Barclays a “mental health confident” organisation, further development of our supportive culture and the implementation of new global digital infrastructure as the gateway to the programme.

The mental health confident agenda has worked to address both the stigma that can prevent open conversations about mental health – building on Barclays “This is Me” programme – while developing colleagues’ capability to understand, identify and take appropriate action where others need help. The global launch campaign involved a film of senior leaders and Board members sharing their personal reflections on mental health issues and the important role that support from colleagues can play in helping others. The call to action to colleagues was to become mental health confident themselves by completing new online development programmes on “mental health awareness” and “mental health confident”. By year end over 16,000 colleagues had completed “awareness” and c.3,500 had completed the “confident” module.

85% of colleagues already feel that their line manager takes a sincere interest in their wellbeing according to the 2018 Your View survey. To help translate this consistently into practical action, a new guide “Leading our supportive culture” was launched in November for managers, addressing key scenarios and the range of supportive actions that they can take.

The launch in November of a new global Be Well portal and online health check has provided access to all Barclays wellbeing content and support in one place. The portal incorporates an interactive health check tool which targets content in the portal according to colleagues’ identified health risks.

Gender Pay Reporting

Barclays PLC is publishing a Gender Pay Gap report on 21 February 2019. This document will contain Gender Pay Gap information for the Company. The results will also be uploaded to the Government’s Gender Pay Gap reporting portal to meet statutory reporting requirements.

14 Barclays Bank PLC 2018 Annual Report on Form 20-F

Governance

People

Disability & Mental Health

Supporting colleagues with disabilities and mental health conditions to achieve their goals is a key priority. As part of our role as a Disability Confident Leader under the UK Government’s Department of Work and Pensions Disability Confident scheme, Barclays has taken an active role in encouraging more businesses to join the scheme, which now exceeds 7,000. To mark International Day of Persons with Disabilities we launched a paper “Building disability and mental health confidence” which documents our journey to becoming a more accessible and inclusive business.

Our policies for hiring and selection, and in the broad management of our teams, require all employees at Barclays to give full and fair consideration of disabled persons on the basis of their skills and aptitudes. As part of the Disability Confident scheme we actively encourage applications from those with a disability or health condition, and we continually develop different recruitment models to remove the barriers to work for people of all abilities. Our Able to Enable internship is just one example. We encourage everyone who is either working with Barclays, or considering doing so, to open up and share information that will help us to provide the support and adjustments, including appropriate training, that they need to be able to feel valued and fulfilled at work. Barclays’ policies are designed to provide training, career development and promotion opportunities for all, including employees with a disability or health condition.

Reach, the disability and mental health network

Reach, our disability and mental health colleague network, supports colleagues with disabilities, and physical and mental health conditions, to develop and grow their careers within Barclays. It has engaged colleagues through a range of campaigns during 2018 including World Autism Week, Deaf Awareness Week and World Sight Day. They have grown the number of colleague-led mental health peer support groups both within the UK and in the US. In July, they launched a new global interactive version of the Workplace Adjustment Passport to create an even simpler way for colleagues to record their adjustments and make for easier conversations as they move through their careers at Barclays. Through the ‘Your View’ survey 6% of respondents disclosed a disability or mental health condition and the number of colleagues registering as allies through our Reach Purple Champions initiative doubled during 2018 with over 1,600 colleagues registering.

Barclays Bank PLC 2018 Annual Report on Form 20-F 15

Risk review

Content

The management of risk is a critical underpinning to the execution of Barclays Bank Group’s strategy. The material risks and uncertainties Barclays Bank Group faces across its business and portfolios are key areas of management focus.

Risk management		Page
Overview of Barclays Bank Group’s approach to risk management.	◾ Enterprise Risk Management Framework (ERMF) ◾ Principal risks ◾ Risk appetite for the principal risks ◾ Roles and responsibilities in the management of risk ◾ Barclays Group’s risk culture	19 19 19 19 21
Material existing and emerging risks
Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	◾ Material existing and emerging risks potentially impacting more than one principal risk	23
	◾ Credit risk	24
	◾ Market risk	25
	◾ Treasury and capital risk	25
	◾ Operational risk	26
	◾ Model risk	27
	◾ Conduct risk	27
	◾ Reputation risk	28
	◾ Legal risk and legal, competition and regulatory matters	28
Principal Risk management
Barclays Bank Group’s approach to risk management for each Principal Risk with focus on organisation and structure and roles and responsibilities.	◾ Credit risk management	30
	◾ Market risk management	33
	◾ Treasury and capital risk management	35
	◾ Operational risk management	38
	◾ Model risk management	41
	◾ Conduct risk management	42
	◾ Reputation risk management	43
	◾ Legal risk management	44
Risk performance
Credit risk: The risk of loss to the firm from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the firm, including the whole and timely payment of principal, interest, collateral and other receivables.	◾ Credit risk overview and summary of performance	46
	◾ Maximum exposure and effects of netting, collateral and risk transfer	48
	◾ Expected credit losses	50
	◾ Movement in gross exposure and impairment allowance for loans and advances at amortised cost	51
	◾ Measurement uncertainty and sensitivity analysis	56
	◾ Analysis of the concentration of credit risk	57
	◾ Approach to the management and representation of credit quality	65
	◾ Analysis of specific portfolios and asset types	69

16 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Content

Risk performance continued		Page

Market risk: The risk of a loss arising from potential adverse changes in the value of the firm’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

	◾ Market risk overview and summary of performance ◾ Review of management measures	71 72

Treasury and capital risk – Liquidity:

The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

	◾ Liquidity risk overview ◾ Liquidity risk stress testing ◾ Contractual maturity of financial assets and liabilities	74 74 74

Treasury and capital risk – Capital:

The risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the firm’s pension plans.

	◾ Capital risk overview ◾ Foreign exchange risk ◾ Pension risk	79 80 81

Treasury and capital risk – Interest rate risk in the banking book The risk that the firm is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

◾  Interest rate risk in the banking book overview and summary of performance

◾  Net interest income sensitivity

◾  Analysis of equity sensitivity

◾  Volatility of the FVOCI portfolio in the liquidity pool

83 84 85 86

Operational risk: The risk of loss to the firm from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.

	◾ Operational risk overview and summary of performance ◾ Operational risk profile	87 87
Model risk: The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.	◾ Model risk overview and summary of performance	89
Conduct risk: The risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.	◾ Conduct risk overview and summary of performance	90

Barclays Bank PLC 2018 Annual Report on Form 20-F 17

Risk performance continued		Page
Reputation risk: The risk that an action, transaction, investment or event will reduce trust in the firm’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.	◾ Reputation risk overview and summary of performance	91
Legal risk: The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.	◾ Legal risk overview and summary of performance	92
Supervision and regulation
Barclays Bank Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations.	◾ Supervision of Barclays Bank Group ◾ Global regulatory developments ◾ Financial regulatory framework	93 95 95

18 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Risk management

Barclays’ risk management strategy

Barclays Bank Group’s risk management strategy

Introduction

The activities of Barclays Bank Group entail risk taking, every day, throughout its business. This section introduces these risks, and outlines arrangements for identifying and managing them. These include roles and responsibilities, frameworks, policies and standards, assurance and lessons learned processes. Barclays Bank Group’s approach to fostering a strong risk culture is also described.

Enterprise Risk Management Framework (ERMF)

The ERMF sets the strategic direction for risk management by defining standards, objectives and responsibilities for all areas of Barclays Group. It is approved by the Barclays PLC Board on recommendation of the Barclays Group Chief Risk Officer; it is then adopted by the Barclays Bank Group with modifications where needed. It supports senior management in effective risk management and developing a strong risk culture.

The ERMF sets out:

◾	Principal risks faced by Barclays Bank Group
◾	Risk appetite requirements
◾	Roles and responsibilities for risk management
◾	Risk committee structure

Principal risks

Risk appetite for the principal risks

Risk appetite is defined as the level of risk which Barclays Bank Group’s businesses are prepared to accept in the conduct of their activities.

Risk appetite is approved by the Barclays PLC Board and disseminated across legal entities, including Barclays Bank Group. Total Barclays Group appetite and its allocation to Barclays Bank Group are supported by limits to control exposures and activities that have material concentration risk implications.

Roles and responsibilities in the management of risk

The Three Lines of Defence

All colleagues are responsible for understanding and managing risks within the context of their individual roles and responsibilities, as set out below.

First Line of Defence

The First Line of Defence comprises all employees engaged in the revenue generating and client facing areas of Barclays Bank Group and all associated support functions, including Finance, Treasury, Human Resources and the Chief Operating Office (COO) function. Employees in the First Line are responsible for:

◾	identifying the risks in their activities and developing appropriate policies, standards and controls
◾	operating within any and all limits which the Risk and Compliance functions establish over the exposures and activities of the first line; and
◾	escalating risk events to senior managers in Risk and Compliance.

Second Line of Defence

The Second Line of Defence comprises employees of Risk and Compliance. The role of the Second Line is to establish the limits, rules and constraints under which First Line activities shall be performed, consistent with the risk appetite of Barclays Bank Group, and to monitor the performance of the First Line against these limits and constraints. Note that the First Line may also set limits for a number of their activities related to Operational Risk. These will remain subject to supervision by the Second Line.

Third Line of Defence

The Third Line of Defence comprises employees of Internal Audit. They provide independent assurance to the Barclays Bank PLC Board and Executive Management over the effectiveness of governance, risk management and control.

The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance, with respect to operational and conduct risks

Risk Committees

Barclays Bank Group Product/Risk Type Committees consider risk matters relevant to their business, and escalate as required to the Barclays International Risk Committee, whose Chairman, in turn, escalates to the Barclays Group Risk Committee, Barclays Bank PLC Board Committees and the Barclays Bank PLC Board.

There are two Board-level forums which oversee the application of the ERMF and review and monitor risk across the Barclays Bank Group. These are: the Barclays Bank PLC Board Risk Committee and the Barclays Bank PLC Board Audit Committee. Additionally, the Barclays Bank PLC Board Remuneration Committee oversees pay practices focusing on aligning pay to sustainable performance in line with Group Policies. Finally, the Barclays Bank PLC Board receives regular information on the risk profile of Barclays Bank Group, and has ultimate responsibility for risk appetite and capital plans, within the parameters set by the Barclays PLC Board.

Barclays Bank PLC 2018 Annual Report on Form 20-F 19

The Barclays Bank PLC Board

One of the Board’s responsibilities is the approval of risk appetite allocated to Barclays Bank Group. The Board is also responsible for the adoption of the ERMF.

The Barclays Bank PLC Board Risk Committee (BRC)

The BRC monitors Barclays Bank Group’s risk profile against the agreed appetite. Where actual performance differs from expectations, the actions taken by management are reviewed to ascertain that the BRC is comfortable with them. The Barclays Bank PLC CRO regularly presents a report to the BRC summarising developments in the risk environment and performance trends in the key portfolios. The BRC receives regular reports on risk methodologies, the effectiveness of the risk management framework, and Barclays Bank Group’s risk profile, including the material issues affecting each business portfolio and forward risk trends. The committee also commissions in-depth analyses of significant risk topics, which are presented by the Barclays Bank PLC CRO or senior risk managers in the businesses. The Chairman of the BRC provides a verbal update at Barclays Bank PLC Board meetings.

All members are independent non-executive Directors. The Chairman of the BRC also sits on the BAC.

The Barclays Bank PLC Board Audit Committee (BAC)

The BAC receives regular reports on the effectiveness of internal control systems, on material control issues of significance, and on accounting judgements (including impairment). It also receives a half-yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment and Barclays Bank Group’s policies and methodologies. The Chairman of the BAC also sits on the BRC.

The Barclays Bank PLC Board Remuneration Committee (RemCo)

The RemCo receives a detailed report on risk management performance and risk profile, and proposals on ex-ante and ex-post risk adjustments to variable remuneration. These inputs are considered in the setting of performance incentives.

Role of Barclays Group Risk Management Processes and Forums in Barclays Bank Group

The Barclays Group Risk teams and Board Committees conduct risk management activity, and oversight, in respect of Barclays Bank Group:

•	Barclays Group Board allocates a portion of the overall risk appetite to Barclays Bank Group;
•

Certain Barclays Group Committees and executives review, and take decisions on, matters, events or transactions originating in Barclays Bank Group that are relevant to the risk profile of the Barclays Group

•

Barclays Group-wide risk policies are owned by the Barclays Group Risk Function teams, and adopted by Barclays Bank Group. Entity-specific addenda are agreed with the Barclays Group where local regulations would otherwise preclude adoption, or to clarify or emphasise particular aspects.

20 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Risk management

Barclays’ risk management strategy

Barclays’ Group risk culture

Risk culture can be defined as the “norms, attitudes and behaviours related to risk awareness, risk taking and risk management”. This is reflected in how Barclays Bank Group identifies, escalates and manages risk matters.

Our Code of Conduct – the Barclays Way

Globally, all colleagues must attest to the “Barclays Way”, our Code of Conduct, and all frameworks, policies and standards applicable to their roles. The Code of Conduct outlines the Purpose and Values which govern our Barclays Way of working across our business globally. It constitutes a reference point covering the aspects of colleagues’ working relationships, with other Barclays Bank Group employees, customers and clients, governments and regulators, business partners, suppliers, competitors and the broader community.

Embedding of a values-based, conduct culture

Conduct, Culture and Values remain a priority of the Barclays Bank PLC Executive Committee who receive regular, detailed information from the business lines, and clearly communicate their intentions and Barclays Bank Group’s progress to all colleagues. The effectiveness of the Risk and Control environment, for which all colleagues are responsible, depends on the continued embedment of strong values. Colleagues must be willing to meet their risk management responsibilities and escalate issues on a timely basis.

Induction programmes support new colleagues in understanding how risk management culture and practices support how Barclays Bank Group does business and the link to Barclays’ values. The Leadership Curriculum covers the building, sustaining and supporting of a trustworthy organisation and is offered to colleagues globally.

Other risk culture drivers

In addition to values and conduct, we consider the following determinants of risk culture:

◾	Management and governance: This means a consistent tone from the top and clear responsibilities to enable risk identification and challenge.
◾	Motivation and incentives: The right behaviours are rewarded and modelled.
◾	Competence and effectiveness: This means that colleagues are enabled to identify, escalate and resolve risk and control matters.
◾	Integrity: Colleagues are willing to meet their risk management responsibilities, and escalate issues on a timely basis.

Barclays Bank PLC 2018 Annual Report on Form 20-F 21

Risk review

Material existing and emerging risks

Material existing and emerging risks to Barclays Bank Group’s future performance

Material risks are those to which senior management pay particular attention and which could cause the delivery of Barclays Bank Group’s strategy, results of operations, financial condition and/or prospects to differ materially from current expectations.

Emerging risks are those which have largely unknown components, the impact of which could crystallise over a longer time horizon. These could currently be considered immaterial but over time may individually or cumulatively affect Barclays Bank Group’s strategy and cause the same outcomes as material risks. In addition, certain factors beyond Barclays Bank Group’s control, including escalation of terrorism or global conflicts, natural disasters and similar calamities, although not detailed below, could have a similar impact on Barclays Bank Group.

The risks described below are material existing and emerging risks which senior management has identified with respect to Barclays Bank Group.

Material existing and emerging risks potentially impacting more than one principal risk

i) Business conditions, general economy and geopolitical issues

Barclays Bank Group’s business mix spreads across multiple geographies and client types. The breadth of these operations means that deterioration in the economic environment, or an increase in political instability in countries where Barclays Bank Group is active, or in any systemically important economy, could adversely affect Barclays Bank Group’s operating performance, financial condition and prospects.

Although economic activity continued to strengthen globally in 2018, a change in global economic conditions and the reversal of the improving trend may result in lower client activity in Barclays Bank Group, including lower demand for borrowing from creditworthy customers, and/or a reduction in the value of related collateral and/or an increase of Barclays Bank Group’s default rates, delinquencies, write-offs, and impairment charges, which in turn could adversely affect Barclays Bank Group’s performance and prospects. Deteriorating economic conditions could also impact the ability of Barclays Bank Group to raise funding from external investors. In addition, a shift in the forward looking consensus view of economic conditions may materially impact the models used to calculate impairment under IFRS 9, where an increase in impairment could adversely affect Barclays Bank Group’s profitability.

In several countries, reversals of capital inflows, as well as fiscal austerity, have already caused deterioration in political stability. This could be exacerbated by a renewed rise in asset price volatility or sustained pressure on government finances. In addition, geopolitical tensions in some areas of the world are at risk of further deterioration, thus potentially increasing market uncertainties and causing adverse global economic and market conditions, which in turn could adversely affect Barclays Bank Group’s profitability in certain geographical locations.

In the UK, the vote in favour of leaving the European Union (EU), [see ii) Process of UK withdrawal from the European Union below], has given rise to political uncertainty with potential consequences for investment and market confidence. The initial impact was a depreciation of Sterling resulting in higher costs for companies exposed to imports and a more favourable environment for exporters. Rising domestic costs resulting from higher import prices may impact household incomes and the affordability of consumer loans and mortgages. In turn this may affect businesses dependent on consumers for revenue, exacerbated by current pressures on businesses dependent on discretionary purchases, potentially resulting in increased impairment in Barclays Bank Group’s portfolios. There has also been a reduction in activity in both commercial and residential real estate markets which has the potential to impact the value of real estate assets and adversely affect mortgage assets. Furthermore, continued uncertainty in the withdrawal process could have a detrimental effect in the economic environment in continental Europe, which may negatively impact Barclays Bank Group’s business in specific European countries.

In the US, where the economy outperformed other key markets in 2018, there is the possibility of significant continued changes in policy in sectors including trade, healthcare and commodities which may have an impact on associated Barclays Bank Group portfolios. A significant proportion of Barclays Bank Group’s portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. Stress in the US economy, weakening GDP and the associated exchange rate fluctuations, heightened trade tensions, an unexpected rise in unemployment and/or an increase in interest rates could lead to increased levels of impairment, resulting in a negative impact on Barclays Bank Group’s profitability.

As anticipated, most major central banks have started tightening their monetary policies in 2018 and there remains a possibility that this will continue. The risk of large capital flows spawned by divergent or differently timed policies remains, and this will continue to provide financial market turbulence, in particular in emerging market economies. This may negatively impact Barclays Bank Group’s business in the affected regions, under both profiles of credit and market risk.

Sentiment towards emerging markets as a whole continues to be driven in large part by developments in China, where there is some concern around the ability of authorities to manage growth while transitioning from manufacturing towards services. Although the Chinese government’s efforts to stably increase the weight of domestic demand have had some success, the pace of credit growth remains a concern, given the high level of leverage and despite regulatory action. A stronger than expected slowdown could result if authorities fail to appropriately manage the end of the investment and credit-led boom. Deterioration in emerging markets could affect Barclays Bank Group if it results in higher impairment charges for Barclays Bank Group via sovereign or counterparty defaults.

More broadly, a deterioration of conditions in the key markets where Barclays Bank Group operates could affect performance in a number of ways including, for example: (i) deteriorating business, consumer or investor confidence indirectly having a material adverse impact on GDP growth in significant markets and therefore on Barclays Bank Group’s performance; (ii) mark to market losses in trading portfolios resulting from changes in factors such as credit ratings, share prices and solvency of counterparties; (iii) reduced ability to obtain capital from other financial institutions for Barclays Bank Group’s operations; and (iv) lower levels of fixed asset investment and productivity growth overall.

ii) Process of UK withdrawal from the European Union

The uncertainty around Brexit spanned the whole of 2018, and intensified in the second half of the year. The full impact of the withdrawal may only be realised in years to come, as the economy adjusts to the new regime, but Barclays Bank Group continues to monitor the most relevant risks, including those that may have a more immediate impact, for its business:

22 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Material existing and emerging risks

◾	Market volatility, including in currencies and interest rates, might increase which could have an impact on the value of Barclays Bank Group’s trading book positions.

◾

Potential UK financial institutions credit spread widening could lead to reduced investor appetite for Barclays Bank Group’s debt securities; this could negatively impact the cost of, and/or access to, funding. There is potential for continued market and interest rate volatility. This volatility could affect underlying interest rate risk value of the assets in the banking book, and securities held by Barclays Bank Group for liquidity purposes.

◾

A credit rating agency downgrade applied directly to Barclays Bank Group, or indirectly as a result of a credit rating agency downgrade to the UK Government, could significantly increase Barclays Bank Group’s borrowing costs, credit spreads and materially adversely affect Barclays Bank Group’s interest margins and liquidity position.

◾	Changes in the long-term outlook for UK interest rates may adversely affect pension liabilities and the market value of investments funding those liabilities.

◾	Increased risk of a UK recession with lower growth, higher unemployment and falling UK house prices. This would likely negatively impact a number of Barclays Bank Group’s portfolios.

◾

The implementation of trade and customs barriers between the UK and EU could lead to delays and increased costs in the passage of goods for corporate banking customers. This could negatively impact the levels of customer defaults and business volumes which may result in an increase in Barclays Bank Group’s impairment charges and a reduction in revenues.

◾

Changes to current EU ‘Passporting’ rights may require further adjustment to the current model for Barclays Bank Group’s cross-border banking operation which could increase operational complexity and/or costs.

◾

The ability to attract, or prevent the departure of, qualified and skilled employees may be impacted by the UK’s and the EU’s future approach to the EU freedom of movement and immigration from the EU countries and this may impact Barclays’ access to the EU talent pool.

◾

The legal framework within which Barclays Bank Group operates could change and become more uncertain if the UK takes steps to replace or repeal certain laws currently in force, which are based on EU legislation and regulation (including EU regulation of the banking sector) following its withdrawal from the EU. Certainty around the ability to perform existing contracts, enforceability of certain legal obligations and uncertainty around the jurisdiction of the UK courts may be affected until the impacts of the loss of the current legal and regulatory arrangements between the UK and EU and the enforceability of UK judgements across the EU are fully known.

◾

Should the UK lose automatic qualification to be part of Single Euro Payments Area there could be a resultant impact on the efficiency of, and access to, European payment systems. In addition, loss of automatic qualification to the European Economic Area (EEA) or access to Financial Markets Infrastructure including exchanges, central counterparties and payments services could impact service provision for clients, likely resulting in reduced market share and revenue and increased operating costs for Barclays Bank Group.

◾

There are certain execution risks relating to the transfer of Barclays Bank Group’s European businesses to Barclays Bank Ireland. Technology change could result in outages or operational errors leading to delays in the transfer of assets and liabilities to Barclays Bank Ireland, and delayed delivery could lead to European clients losing access to products and service and increased reputational risk.

iii) Interest rate rises adversely impacting credit conditions

To the extent that central banks increase interest rates particularly in Barclays Bank Group’s main markets, in the UK and the US, there could be an impact on consumer debt affordability and corporate profitability.

While interest rate rises could positively impact Barclays Bank Group’s profitability, as retail and corporate business income may increase due to margin de-compression, future interest rate increases, if larger or more frequent than expectations, could cause stress in the lending portfolio and underwriting activity of Barclays Bank Group. Higher credit losses driving an increased impairment allowance would most notably impact retail unsecured portfolios and wholesale non-investment grade lending.

Changes in interest rates could also have an adverse impact on the value of high quality liquid assets which are part of Barclays Bank Group Treasury function’s investment activity. Consequently, this could create more volatility than expected through Barclays Bank Group’s FVOCI reserves.

iv) Regulatory change agenda and impact on business model

Barclays Bank Group remains subject to ongoing significant levels of regulatory change and scrutiny in many of the countries in which it operates (including, in particular, the UK and the US). As a result, regulatory risk will remain a focus for senior management and consume significant levels of business resources. Furthermore, a more intensive regulatory approach and enhanced requirements together with the uncertainty (particularly in light of the UK’s withdrawal from the EU) and potential lack of international regulatory co-ordination as enhanced supervisory standards are developed and implemented may adversely affect Barclays Bank Group’s business, capital and risk management strategies and/or may result in Barclays Bank Group deciding to modify its legal entity, capital and funding structures and business mix, or to exit certain business activities altogether or not to expand in areas despite otherwise attractive potential.

Barclays Bank UK Group was established on 1 April 2018 as the ring-fenced entity under Barclays Group. The transfer of the assets and liabilities of the Barclays UK division from Barclays Bank Group means that the Barclays Bank Group is less diversified than Barclays as a whole. Barclays Bank Group is not the parent of Barclays Bank UK Group and thus does not have recourse to the assets of Barclays Bank UK Group. Relative to Barclays Group, Barclays Bank Group is, amongst other things:

◾

more focused on businesses outside the UK, particularly in the US, and thus more exposed to the US economy and more affected by movements in the US Dollar (and other non-Sterling currencies) relative to Sterling, with a relatively larger portion of its business exposed to US regulation.

Barclays Bank PLC 2018 Annual Report on Form 20-F 23

◾

more focused on wholesale businesses, such as corporate and investment banking and capital markets, which expose Barclays Bank Group to a broader range of market conditions, and to counterparty and operational risks. As such, the financial performance of Barclays Bank Group may be subject to greater fluctuations relative to that of Barclays as a whole or that of Barclays Bank UK Group.

◾

more dependent on wholesale funding sources, as the UK retail deposit base has been transferred to the Barclays Bank UK Group. The UK retail mortgage assets have also been transferred to Barclays Bank UK Group, which reduces Barclays Bank Group’s access to funding sources reliant on residential mortgage collateral. Barclays Bank Group may therefore experience more difficult financing conditions and/or higher costs of funding including in situations of stress. As a result of the implementation of ring-fencing, different Barclays Group entities, such as Barclays Bank Group, may be assessed differently by credit rating agencies, which may result in different, and possibly more negative, assessments of Barclays Bank Group’s credit and thus in lower credit ratings than the credit ratings of Barclays Group, which in turn could adversely affect the sources and costs of funding for Barclays Bank Group.

◾	potentially subject to different regulatory obligations, including different liquidity requirements and capital buffers.

There are several other significant pieces of legislation and areas of focus which will require significant management attention, cost and resource, including:

◾

Changes in prudential requirements (including the risk reduction measures package recently adopted in the EU to amend the Capital Requirements Directive (CRD IV) and the Bank Recovery and Resolution Directive (BRRD)) may impact minimum requirements for own funds and eligible liabilities (MREL) (including requirements for internal MREL), leverage, liquidity or funding requirements, applicable buffers and/or add-ons to such minimum requirements and risk weighted assets calculation methodologies all as may be set by international, EU or national authorities. Such or similar changes to prudential requirements or additional supervisory and prudential expectations, either individually or in aggregate, may result in, among other things, a need for further management actions to meet the changed requirements, such as: increasing capital, MREL or liquidity resources, reducing leverage and risk weighted assets; restricting distributions on capital instruments; modifying the terms of outstanding capital instruments; modifying legal entity structure (including with regard to issuance and deployment of capital, MREL and funding); changing Barclays Bank Group’s business mix or exiting other businesses; and/or undertaking other actions to strengthen Barclays Bank Group’s position. (See Treasury and capital risk on pages 73 to 86 and Supervision and regulation on pages 93 to 102 for more information).

◾

The derivatives market has been the subject of particular focus for regulators in recent years across the G20 countries and beyond, with regulations introduced which require the reporting and clearing of standardised over the counter (OTC) derivatives and the mandatory margining of non-cleared OTC derivatives. Other regulations applicable to swap dealers, including those promulgated by the US Commodity Futures Trading Commission, have imposed significant costs on Barclays Bank Group’s derivatives business. The increased regulation of swaps and security-based swaps may also result in other increases in costs for market participants, as well as reduced liquidity in the markets for such instruments, which could cause further increases in costs and volatility. These and any future requirements, including the US SEC’s regulations relating to security-based swaps and the possibility of overlapping and/or contradictory requirements imposed on derivative transactions by regulators in different jurisdictions, are expected to continue to impact such business in the same manner.

More broadly, compliance with the evolving regulatory framework entails significant costs for market participants and is having a significant impact on certain markets in which Barclays Bank Group operates. The recast Markets in Financial Instruments Directive in Europe (MiFID II), which came into force in January 2018, has fundamentally changed the European regulatory framework entailing significant operational changes for market participants in a wide range of financial instruments as well as changes in market structures and practices. In addition, the EU Benchmarks Regulation, which also came into force in January 2018, regulates the use of benchmarks in the EU. In particular, after 1 January 2020 certain Barclays Bank Group entities will not be permitted to use benchmarks unless the relevant administrator is authorised, registered or qualifies under a third party regime. This may necessitate adapting processes and systems to transition to new alternative benchmarks, which would be a very time consuming and costly process. Separately, the transition to risk-free rates as part of a wider benchmark reform is also expected to be impactful to Barclays Bank Group in respect of the timing of the development of a robust risk free rate market, an unfavourable market reaction and/or inconsistencies in the adoption of products using the new risk free rates, and also in respect of the costs and uncertainties involved in managing and/or changing historical products to reference risk free rates as a result of the proposed discontinuation of certain existing benchmarks.

◾

Barclays Bank Group and certain of its members are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the programmes of the BoE, the EBA, the FDIC and the FRB. These exercises are designed to assess the resilience of banks to adverse economic or financial developments and enforce robust, forward looking capital and liquidity management processes that account for the risks associated with their business profile. Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on Barclays Bank Group’s or certain of its members’ business model, data provision, stress testing capability and internal management processes and controls. The stress testing requirements to which Barclays Bank Group and its members are subject are becoming increasingly stringent. Failure to meet requirements of regulatory stress tests, or the failure by regulators to approve the stress test results and capital plans of Barclays Bank Group, could result in Barclays Bank Group being required to enhance its capital position, limit capital distributions or position additional capital in specific subsidiaries. For more information on stress testing, please see Supervision and regulation on pages 96 to 97.

◾

The introduction and implementation of Payments Service Directive 2 (PSD2) with delivery across 2019 provides third parties and banks with opportunities to change and enhance the relationship between a customer and their bank. It does this by providing customers with the ability to share their transactional data with authorised third party service providers either for aggregation or payment services. It is anticipated that payment services will be offered by third parties to Barclay Bank Group’s customers. PSD2 will also introduce new requirements to the authentication process for a number of actions customers take, including ecommerce transactions. A failure to comply with PSD2 could expose Barclays Bank Group to regulatory sanction. Further, the regime could mean that actions or omissions by third party service providers could expose Barclays Bank Group to potential financial loss from third party fraud, misuse of customer data, litigation and reputational detriment, amongst other things. The changes to authentication may change the fraud environment across the industry as providers implement different approaches to comply.

Material existing and emerging risks impacting individual principal risks

i) Credit risk

a) Impairment

The introduction of the impairment requirements of IFRS 9 Financial Instruments, implemented on 1 January 2018, results in impairment loss allowances that are recognised earlier, on a more forward looking basis and on a broader scope of financial instruments than has been the case under IAS 39 and has had, and may continue to have, a material impact on Barclays Bank Group’s financial condition.

Measurement involves increased complex judgement and impairment charges will tend to be more volatile, particularly under stressed conditions. Unsecured products with longer expected lives, such as revolving credit cards, are the most impacted. Taking into account the transitional regime, the capital treatment on the increased reserves has the potential to adversely impact regulatory capital ratios.

In addition, the move from incurred to expected credit losses has the potential to impact Barclays Bank Group’s performance under stressed

24 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Material existing and emerging risks

economic conditions or regulatory stress tests. For more information, please refer to Note 1 on pages 113 to 117.

b) Specific sectors and concentrations

Barclays Bank Group is subject to risks arising from changes in credit quality and recovery rate of loans and advances due from borrowers and counterparties in a specific portfolio. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector. The following are areas of uncertainties to Barclays Bank Group’s portfolio which could have a material impact on performance:

◾

UK retailers. Softening demand, rising costs and a structural shift to online is fuelling pressure on the UK High Street. Whilst we have not seen any material impact, as the UK retailer market repositions itself the trend represents a potential risk in our UK corporate portfolio.

◾

Consumer affordability has remained a key area of focus for regulators, particularly in unsecured lending, driven by the growth in levels of borrowing over the last two years. Macroeconomic factors, such as rising unemployment, that impact a customer’s ability to service unsecured debt payments could lead to increased arrears in unsecured products.

◾

UK real estate market. UK property represents a significant portion of the overall Barclays Bank Group corporate credit exposure. In 2018, property price growth across the UK continued, however, this growth has slowed in London and the South East where the Barclays Bank Group exposure has high concentration. Barclays Bank Group is at risk of increased impairment from a material fall in property prices due to the depreciation in value of the underlying loan security.

◾

Leverage finance underwriting. Barclays Bank Group takes on sub-investment grade underwriting exposure, including single name risk, particularly in the US and Europe. Barclays Bank Group is exposed to credit events and market volatility during the underwriting period. Any adverse events during this period may potentially result in loss for Barclays Bank Group or an increased capital requirement should there be a need to hold the exposure for an extended period.

◾

Italian portfolio. Barclays Bank Group is exposed to a decline in the Italian economic environment through a mortgage portfolio in run-off and positions to wholesale customers. The Italian economy tipped into an official recession at the end of 2018 and should the economy deteriorate further, there could be a material adverse effect on Barclays Bank Group’s results including, but not limited to, increased credit losses and higher impairment charges.

Barclays Bank Group also has large individual exposures to single name counterparties, both in its lending activities and in its financial services and trading activities, including transactions in derivatives and transactions with brokers, central clearing houses, dealers, other banks, mutual and hedge funds and other institutional clients. The default of such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on Barclays Bank Group’s results due to, for example, increased credit losses and higher impairment charges.

c) Environmental risk

Barclays Bank Group is exposed to credit risks arising from energy and climate change. Indirect risks may be incurred as a result of environmental issues impacting the credit worthiness of the borrower resulting in higher impairment.

ii) Market risk

Market volatility

An uncertain outlook for the direction of monetary policy, the US-China trade conflict, slowing global growth and political concerns in the US and Europe (including Brexit) are some of the factors that could heighten market risks for Barclays Bank Group’s portfolios.

In addition, Barclays Bank Group’s trading business is generally exposed to a prolonged period of elevated asset price volatility, particularly if it negatively affects the depth of marketplace liquidity. Such a scenario could impact Barclays Bank Group’s ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of market risks. These can include having to absorb higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change.

iii) Treasury and capital risk

Barclays Bank Group may not be able to achieve its business plans due to: a) inability to maintain appropriate capital ratios; b) inability to meet its obligations as they fall due; c) rating agency downgrades; d) adverse changes in foreign exchange rates on capital ratios; e) adverse movements in the pension fund; f) non-traded market risk/interest rate risk in the banking book.

a) Inability to maintain prudential ratios and other regulatory requirements

This could lead to Barclays Bank Group’s inability to support business activity; a failure to meet regulatory capital requirements including any additional capital add-ons or the requirements set for regulatory stress tests; increased cost of funding due to deterioration in investor appetite or credit ratings; restrictions on distributions including the ability to meet dividend targets; and/or the need to take additional measures to strengthen Barclays Bank Group’s capital or leverage position.

b) Inability to manage liquidity and funding risk effectively

This may result in Barclays Bank Group either not having sufficient financial resources to meet its payment obligations as they fall due or, although solvent, only being able to meet these obligations at excessive cost. This could cause Barclays Bank Group to fail to meet regulatory liquidity standards or be unable to support day-to-day banking activities.

The stability of Barclays Bank Group’s current funding profile, in particular that part which is based on accounts and deposits payable on demand or at short notice, could be affected by Barclays Bank Group failing to preserve the current level of customer and investor confidence. Barclays Bank Group also regularly accesses the capital markets to provide short-term and long-term funding to support its operations. Several factors, including adverse macroeconomic conditions, adverse outcomes in legal, regulatory or conduct matters and loss of confidence by investors, counterparties and/or customers in Barclays Bank Group, can affect the ability of Barclays Bank Group to access the capital markets and/or the cost and other terms upon which Barclays Bank Group is able to obtain market funding.

Barclays Bank PLC 2018 Annual Report on Form 20-F 25

c) Credit rating changes and the impact on funding costs

Any potential or actual credit rating agency downgrades could significantly increase Barclays Bank Group’s borrowing costs, credit spreads and materially adversely affect Barclays Bank Group’s interest margins and liquidity position. Consequently, this may result in reduced profitability for Barclays Bank Group.

d) Adverse changes in FX rates impacting capital ratios

Barclays Bank Group has capital resources, risk weighted assets and leverage exposures denominated in foreign currencies. Changes in foreign currency exchange rates may adversely impact the Sterling equivalent value of these items. As a result, Barclays Bank Group’s regulatory capital ratios are sensitive to foreign currency movements. Failure to appropriately manage Barclays Bank Group’s balance sheet to take account of foreign currency movements could result in an adverse impact on regulatory capital and leverage ratios.

e) Adverse movements in the pension fund

Adverse movements in pension assets and liabilities for defined benefit pension schemes could result in deficits on a funding and/or accounting basis. This could lead to Barclays Bank Group making substantial additional contributions to its pension plans and/or a deterioration in its capital position. Under IAS 19 the liabilities discount rate is derived from the yields of high quality corporate bonds.

Therefore, the valuation of Barclays Bank Group’s defined benefits schemes would be adversely affected by a prolonged fall in the discount rate due to a persistent low rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund as the liabilities are adversely impacted by an increase in long-term inflation expectations.

f) Non-traded market risk/interest rate risk in the banking book

A shortfall in the liquidity pool investment return could increase Barclays Bank Group’s cost of funds and impact the capital ratios. Barclays Bank Group’s structural hedge programmes for interest rate risk in the banking book rely on behavioural assumptions, as a result, the success of the hedging strategy is not guaranteed. A potential mismatch in the balance or duration of the hedge assumptions could lead to earnings deterioration.

iv) Operational risk

a) Cyber threat

The frequency of cyber-attacks continues to grow and is a global threat which is inherent across all industries, including the financial sector and is a key area of focus for Barclays Bank Group. The financial sector remains a primary target for cyber criminals. There is an increasing level of sophistication in both criminal and nation state hacking for the purpose of stealing money, stealing, destroying or manipulating data, including customer data, and/or disrupting operations, where multiple threats exist including threats arising from malicious emails, distributed denial of service (DDoS) attacks, payment system compromises, supply chain and vulnerability exploitation. Other events have a compounding impact on services and customers, e.g. data breaches in social networking sites, retail companies and payments networks.

Failure to adequately manage this threat could result in increased fraud losses, inability to perform critical economic functions, customer detriment, potential regulatory censure or penalties, legal liability, reduction in shareholder value and reputational damage.

b) Fraud

The level and nature of fraud threats continues to evolve, particularly with the increasing use of digital products and the greater functionality available online. Criminals continue to adapt their techniques and are increasingly focused on targeting customers and clients through ever more sophisticated methods of social engineering. External data breaches also provide criminals with the opportunity to exploit the growing levels of compromised data. These threats could lead to customer detriment, loss of business, regulatory censure, missed business opportunity and reputational damage.

c) Operational resilience

The loss of or disruption to Barclays Bank Group’s business processing is a material inherent risk theme within Barclays Bank Group and across the financial services industry, whether arising through impacts on technology systems, real estate services, personnel availability or the support of major suppliers.

Failure to build resilience into business processes or into the services of technology, real estate or suppliers on which Barclays Bank Group business processes depend may result in significant customer detriment, costs to reimburse losses incurred by our customers, potential regulatory censure or penalties, and reputational damage.

d) Supplier exposure

Barclays Bank Group depends on suppliers, including Barclays Services Limited, for the provision of many of its services and the development of technology. Even though Barclays Bank Group depends on suppliers, it continues to be accountable for risk arising from the actions of such suppliers.

Failure to monitor and control Barclays Bank Group’s suppliers could potentially lead to client information, or critical infrastructures and services, not being adequately protected or available when required. The dependency on suppliers and sub-contracting of outsourced services introduces concentration risk where the failure of specific suppliers could have an impact on our ability to continue to provide services that are material to Barclays Bank Group.

Failure to adequately manage outsourcing risk could result in increased losses, inability to perform critical economic functions, customer detriment, potential regulatory censure, legal liability and reputational damage.

e) Processing error

As a large, complex bank, Barclays Bank Group faces the risk of material errors in operational processes, including payments and client transactions.

Material operational or payment errors could disadvantage Barclays Bank Group’s customers, clients or counterparties and could result in regulatory censure, legal liability, reputational damage and financial loss for Barclays Bank Group.

f) New and emergent technology

Technological advancements present opportunities to develop new and innovative ways of doing business across Barclays Bank Group, with new

26 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Material existing and emerging risks

solutions being developed both in-house and in association with third party companies. Introducing new forms of technology, however, also has the potential to increase inherent risk.

Failure to evaluate, actively manage and closely monitor risk exposure during all phases of business development could lead to customer detriment, loss of business, regulatory censure, missed business opportunity and reputational damage.

g) Ability to hire and retain appropriately qualified employees

As a regulated financial institution, Barclays Bank Group requires diversified and specialist skilled colleagues. Barclays Bank Group’s ability to attract, develop and retain a diverse mix of talent is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors, such as the UK’s decision to leave the EU and the enhanced individual accountability applicable to the banking industry.

Failure to attract or prevent the departure of appropriately qualified and skilled employees could negatively impact our financial performance, control environment and level of employee engagement. Additionally, this may result in disruption to service which could in turn lead to disenfranchising certain customer groups, customer detriment and reputational damage.

h) Tax risk

Barclays Bank Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. The Tax Cuts and Jobs Act has introduced substantial changes to the US tax system, including the introduction of a new tax, the Base Erosion Anti-Abuse Tax. These changes have increased Barclays Bank Group’s tax compliance obligations and require a number of system and process changes which introduce additional operational risk. In addition, increasing customer tax reporting requirements around the world and the digitisation of the administration of tax has potential to increase Barclays Bank Group’s tax compliance obligations further. In light of the above, there is a risk that Barclays Bank Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice, or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of Barclays Bank Group.

i) Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements include credit impairment charges for amortised cost assets, taxes, fair value of financial instruments, pensions and post-retirement benefits, and provisions including conduct and legal, competition and regulatory matters. There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in significant loss to Barclays Bank Group, beyond what was anticipated or provided for.

The further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of Barclays Bank Group.

j) Data management and information protection

Barclays Bank Group holds and processes large volumes of data, including personally identifiable information, intellectual property, and financial data. Failure to accurately collect and maintain this data, protect it from breaches of confidentiality and interference with its availability exposes Barclays Bank Group to the risk of loss or unavailability of data (including customer data covered under vi), c) Data protection and privacy, below) or data integrity issues. This could result in regulatory censure, legal liability and reputational damage, including the risk of substantial fines under the General Data Protection Regulation (GDPR), which strengthens the data protection rights for customers and increases the accountability of Barclays Bank Group in its management of that data.

k) Unauthorised or Rogue Trading

Unauthorised trading, such as a large unhedged position, which arises through a failure of preventative controls or deliberate actions of the trader, may result in large financial losses for Barclays Bank Group, loss of business, damage to investor confidence and reputational damage.

l) Algorithmic Trading

In some areas of the investment banking business, trading algorithms are used to price and risk manage client and principal transactions. An algorithmic error could result in increased market exposure and subsequent financial losses for Barclays Bank Group and potential loss of business, damage to investor confidence and reputational damage.

v) Model risk

Enhanced model risk management requirements

Barclays Bank Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk and reward evaluation, managing client assets, and meeting reporting requirements.

Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs. For instance, the quality of the data used in models across Barclays Bank Group has a material impact on the accuracy and completeness of our risk and financial metrics.

Models may also be misused. Model errors or misuse may result in Barclays Bank Group making inappropriate business decisions and being subject to financial loss, regulatory risk, reputational risk and/or inadequate capital reporting.

vi) Conduct risk

There is the risk of detriment to customers, clients, market integrity, effective competition or Barclays Bank Group from the inappropriate supply of financial services, including instances of wilful or negligent misconduct. This risk could manifest itself in a variety of ways:

a) Product governance and life cycle

Ineffective product governance, including design, approval and review of products, inappropriate controls over internal and third party sales

Barclays Bank PLC 2018 Annual Report on Form 20-F 27

channels and post sales services, such as complaints handling, collections and recoveries, could lead to poor customer outcomes, as well as regulatory sanctions, financial loss and reputational damage.

b) Financial crime

Barclays Bank Group may be adversely affected if it fails to effectively mitigate the risk that third parties or its employees facilitate, or that its products and services are used to facilitate financial crime (money laundering, terrorist financing and proliferation financing, breaches of economic and financial sanctions, bribery and corruption, and the facilitation of tax evasion). UK and US regulations concerning financial institutions continue to focus on combating financial crime. Failure to comply may lead to enforcement action by Barclays Bank Group’s regulators together with severe penalties, affecting Barclays Bank Group’s reputation and financial results.

c) Data protection and privacy

Proper handling of personal data is critical to sustaining long-term relationships with our customers and clients and to meeting privacy laws and obligations. Failure to protect personal data can lead to potential detriment to our customers and clients, reputational damage, regulatory sanctions and financial loss, which under the GDPR may be substantial (see iii (j) Data management and information protection, above).

d) Regulatory focus on culture and accountability

Regulators around the world continue to emphasise the importance of culture and personal accountability and the adoption and enforcement of adequate internal reporting and whistleblowing procedures in helping to promote appropriate conduct and drive positive outcomes for customers, colleagues, clients and markets. Failure to meet the requirements and expectations of the UK Senior Managers Regime, Certification Regime and Conduct Rules may lead to regulatory sanctions, both for the individuals and Barclays Bank Group.

vii) Reputation risk

Barclays’ association with sensitive sectors and its impact on reputation

A risk arising in one business area can have an adverse effect upon Barclays Bank Group’s overall reputation; any one transaction, investment or event that, in the perception of key stakeholders reduces their trust in Barclays Bank Group’s integrity and competence.

Barclays Bank Group’s association with sensitive topics and sectors is an area of concern for stakeholders, including:

◾

Disclosure of climate risks and opportunities, including the activities of certain sections of the client base, which has become the subject of increased scrutiny from regulators, NGOs and other stakeholders.

◾	The risks of association with human rights violations through the perceived indirect involvement in human rights abuses committed by clients and customers.

◾	The manufacture and export of military and riot control goods and services by clients and customers.

These associations have the potential to give rise to reputation risk for Barclays Bank Group and may result in loss of business, regulatory censure and missed business opportunity.

In addition to the above, Reputation risk has the potential to arise from operational issues or conduct matters which cause detriment to customers, clients, market integrity, effective competition or Barclays Bank Group (see iv a) Cyber threat, iv j) Data management and information protection, and vi) Conduct risk, above).

viii) Legal risk and legal, competition and regulatory matters

Legal disputes, regulatory investigations, fines and other sanctions relating to conduct of business and breaches of legislation and/or regulations may negatively affect Barclays Bank Group’s results, reputation and ability to conduct its business.

Barclays Bank Group conducts diverse activities in a highly regulated global market and therefore is exposed to the risk of fines and other sanctions. Authorities have continued to investigate past practices, pursued alleged breaches and imposed heavy penalties on financial services firms. A breach of applicable legislation and/or regulations could result in Barclays Bank Group or its staff being subject to criminal prosecution, regulatory censure, fines and other sanctions in the jurisdictions in which it operates. Where clients, customers or other third parties are harmed by Barclays Bank Group’s conduct, this may also give rise to legal proceedings, including class actions. Other legal disputes may also arise between Barclays Bank Group and third parties relating to matters such as breaches, enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in Barclays Bank Group being liable to third parties, or may result in Barclays Bank Group’s rights not being enforced as intended.

Details of legal, competition and regulatory matters to which Barclays Bank Group is currently exposed are set out in Note 28. In addition to matters specifically described in Note 28, Barclays Bank Group is engaged in various other legal proceedings which arise in the ordinary course of business. Barclays Bank Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which Barclays Bank Group is, or has been, engaged.

The outcome of legal, competition and regulatory matters, both those to which Barclays Bank Group is currently exposed and any others which may arise in the future, is difficult to predict. In connection with such matters, Barclays Bank Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose Barclays Bank Group to any of the following outcomes: substantial monetary damages, settlements and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution; the loss of any existing agreed protection from prosecution; regulatory restrictions on Barclays Bank Group’s business operations including the withdrawal of authorisations; increased regulatory compliance requirements; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on Barclays Bank Group’s reputation; loss of confidence by investors, counterparties, clients and/or customers; risk of credit rating agency downgrades; potential negative impact on the availability and/or cost of funding and liquidity; and/or dismissal or resignation of key individuals. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not be material to Barclays Bank Group’s results of operations or cash flow for a particular period.

28 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Material existing and emerging risks

In January 2017, Barclays Group was sentenced to serve three years of probation from the date of the sentencing order in accordance with the terms of its May 2015 plea agreement with the Department of Justice (DOJ). During the term of probation Barclays Group must, among other things, (i) commit no crime whatsoever in violation of the federal laws of the US, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement, and (iii) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. Potential consequences of Barclays Group, including Barclays Bank Group, breaching the plea agreement include the imposition of additional terms and conditions on Barclays Group, an extension of the agreement, or the criminal prosecution of Barclays Group, which could, in turn, entail further financial penalties and collateral consequences and have a material adverse effect on Barclays Group’s business, operating results or financial position.

There is also a risk that the outcome of any legal, competition or regulatory matters in which Barclays Bank Group is involved may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. A decision in any matter, either against Barclays Bank Group or another financial institution facing similar claims, could lead to further claims against Barclays Bank Group.

Barclays Bank PLC 2018 Annual Report on Form 20-F 29

Risk review

Principal Risk management

Credit risk management

Credit risk (audited)

The risk of loss to the firm from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the firm, including the whole and timely payment of principal, interest, collateral and other receivables.

Overview

The credit risk that Barclays Bank Group faces arises from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts with clients; trading activities, including: debt securities, settlement balances with market counterparties, FVOCI assets and reverse repurchase loans.

Credit risk management objectives are to:

◾	maintain a framework of controls to oversee credit risk;

◾	identify, assess and measure credit risk clearly and accurately across Barclays Bank Group and within each separate business, from the level of individual facilities up to the total portfolio;

◾	control and plan credit risk taking in line with external stakeholder expectations and avoiding undesirable concentrations;

◾	monitor credit risk and adherence to agreed controls;

◾	enable risk-reward objectives to be met.

Organisation and structure

Wholesale and retail portfolios are managed separately to reflect the differing nature of the assets; wholesale balances tend to be larger and are managed on an individual basis, while retail balances are greater in number but lesser in value and are, therefore, managed in aggregated segments.

The credit risk management teams in Barclays Bank Group are accountable to the Barclays Bank PLC CRO, who reports to the Barclays Group CRO.

30 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Principal Risk management

Credit risk management

Roles and responsibilities

The responsibilities of the credit risk management teams in the businesses, the sanctioning team and other shared services include: sanctioning new credit agreements (principally wholesale); setting strategies for approval of transactions (principally retail); setting risk appetite; monitoring risk against limits and other parameters; maintaining robust processes, data gathering, quality, storage and reporting methods for effective credit risk management; performing effective turnaround and workout scenarios for wholesale portfolios via dedicated restructuring and recoveries teams; maintaining robust collections and recovery processes/units for retail portfolios; and development of credit risk measurement models.

For wholesale portfolios, credit risk approval is undertaken by experienced credit risk professionals operating within a clearly defined delegated authority framework, with only the most senior credit officers assigned the higher levels of delegated authority. The largest credit exposures, which are outside the Risk Sanctioning Unit or Risk Distribution Committee authority, require the support of the Barclays Bank PLC Senior Credit Officer. For exposures in excess of the Barclays Bank PLC Senior Credit Officer’s authority, approval by the Barclays Group Senior Credit Officer/Barclays PLC Board Risk Committee is also required. Barclays Group Credit Risk Committee, attended by the Barclays Bank PLC Senior Credit Officer, provides a formal mechanism for the Barclays Group Senior Credit Officer to exercise the highest level of credit authority over the most material Barclays Group single name exposures.

In the wholesale portfolios, credit risk managers are organised in sanctioning teams by geography, industry and/or product.

The role of the Central Risk function is to provide Barclays Group-wide direction, oversight and challenge of credit risk taking. Central Risk sets the Credit Risk Control Framework, which provides the structure within which credit risk is managed, together with supporting credit risk policies and standards.

Governance and oversight of expected credit losses

Barclays Bank Group relies on Barclays Group processes in overseeing the estimation of ECL, including: i) setting requirements in policy, including key assumptions and the application of key judgements; and ii) the design and execution of models.

i.

Impairment policy requirements are set and reviewed regularly by Barclays Group, at a minimum annually, to maintain adherence to accounting standards. Key judgements inherent in policy, including the estimated life of revolving credit facilities and the quantitative criteria for assessing the significant increase in credit risk (SICR), are separately supported by analytical study. In particular, the quantitative thresholds used for assessing SICR are subject to a number of internal validation criteria, particularly in retail portfolios where thresholds decrease as the origination PD of each facility increases. Key policy requirements are also typically aligned to Barclays Bank Group’s credit risk management strategy and practices, for example, wholesale customers that are risk managed on an individual basis are assessed for ECL on an individual basis upon entering Stage 3; furthermore, key internal risk management indicators of high risk are used to set SICR policy, for example, retail customers identified as High Risk Management Accounts are automatically deemed to have met the SICR criteria.

ii.

ECL is estimated in line with internal policy requirements using models which are validated by a qualified independent party to the model development area, the Independent Validation Unit (IVU), before first use and at a minimum annually thereafter. The IVU is a Barclays Group function. Each model is designated an owner who is responsible for:

◾	Monitoring the performance of the model, which includes comparing predicted ECL versus flow into Stage 3 and coverage ratios; and
◾	Proposing post-model adjustments (PMA) to address model weaknesses or to account for situations where known or expected risk factors and information have not been considered in the modelling process. Each PMA above an absolute and relative threshold is approved by the IVU for a set time period (usually a maximum of six months) together with a plan for remediation. The most material PMAs are reviewed by the Barclays Bank PLC Chief Risk Officer.

Models must also assess ECL across a range of future economic conditions. These economic scenarios are generated via an independent model and ultimately set by the Senior Scenario Review Committee, run by Barclays Group. Economic scenarios are regenerated at a minimum annually, to align with Barclays Group’s medium term planning exercise, but also if the external consensus of the UK or US economy materially worsen. The scenario probability weights are also updated when scenarios are regenerated and reviewed by the Senior Scenario Committee. Each model used in the estimation of ECL, including key inputs, are governed by a series of internal controls, which include the validation of completeness and accuracy of data in golden source systems, documented data transformations and documented lineage of data transfers between systems.

iii.

The Barclays Bank Group’s organisational structure and internal governance processes oversee the review of impairment results. The Barclays Bank Group Impairment Forum, formed of members from both Finance, is responsible for overseeing impairment policy and practice across Barclays Bank Group and will approve impairment results. Reported results and key messages are communicated to the Barclays Bank PLC Board Audit Committee, which has an oversight role and provides challenge of key assumptions, including the basis of the scenarios adopted.

Credit risk mitigation

Barclays Bank Group employs a range of techniques and strategies to actively mitigate credit risks. These can broadly be divided into three types:

◾	netting and set-off

◾	collateral

◾	risk transfer.

Netting and set-off

In most jurisdictions in which Barclays Bank Group operates, credit risk exposures can be reduced by applying netting and set-off. In exposure terms, this credit risk mitigation technique has the largest overall impact on net exposure to derivative transactions, compared with other risk mitigation techniques.

For derivative transactions, Barclays Bank Group’s normal practice is to enter into standard master agreements with counterparties (e.g. ISDAs). These master agreements typically allow for netting of credit risk exposure to a counterparty resulting from derivative transactions against the

Barclays Bank PLC 2018 Annual Report on Form 20-F 31

obligations to the counterparty in the event of default, and so produce a lower net credit exposure. These agreements may also reduce settlement exposure (e.g. for foreign exchange transactions) by allowing payments on the same day in the same currency to be set-off against one another.

Collateral

Barclays Bank Group has the ability to call on collateral in the event of default of the counterparty, comprising:

◾

home loans: a fixed charge over residential property in the form of houses, flats and other dwellings. The value of collateral is impacted by property market conditions which drive demand and therefore value of the property. Other regulatory interventions on ability to repossess, longer period to repossession and granting of forbearance may also affect the collateral value.

◾	wholesale lending: a fixed charge over commercial property and other physical assets, in various forms.

◾

other retail lending: includes charges over motor vehicle and other physical assets; second lien charges over residential property, which are subordinate to first charges held either by Barclays Bank Group or by another party; and finance lease receivables, for which typically Barclays Bank Group retains legal title to the leased asset and has the right to repossess the asset on the default of the borrower.

◾

derivatives: Barclays Bank Group also often seeks to enter into a margin agreement (e.g. Credit Support Annex) with counterparties with which Barclays Bank Group has master netting agreements in place. These annexes to master agreements provide a mechanism for further reducing credit risk, whereby collateral (margin) is posted on a regular basis (typically daily) to collateralise the mark to market exposure of a derivative portfolio measured on a net basis. Barclays Bank Group may additionally negotiate the receipt of an independent amount further mitigating risk by collateralising potential mark to market exposure moves.

◾

reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to Barclays Bank Group subject to an agreement to return them for a fixed price.

◾	financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.

Risk transfer

A range of instruments including guarantees, credit insurance, credit derivatives and securitisation can be used to transfer credit risk from one counterparty to another. These mitigate credit risk in two main ways:

◾	if the risk is transferred to a counterparty which is more creditworthy than the original counterparty, then overall credit risk is reduced

◾

where recourse to the first counterparty remains, both counterparties must default before a loss materialises. This is less likely than the default of either counterparty individually so credit risk is reduced.

32 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Principal Risk management

Market risk management

Market risk (audited)

The risk of loss arising from potential adverse changes in the value of the firm’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

Overview

Market risk arises primarily as a result of client facilitation in wholesale markets, involving market making activities, risk management solutions and execution of syndications. Upon execution of a trade with a client, Barclays Bank Group will look to hedge against the risk of the trade moving in an adverse direction. Mismatches between client transactions and hedges result in market risk due to changes in asset prices, volatility or correlations.

Organisation and structure

Market risk oversight and challenge is provided by business Committees and Barclays Group Committees, including the Market Risk Committee.

Roles and responsibilities

The objectives of market risk management are to:

◾	understand and control market risk by robust measurement, limit setting, reporting and oversight
◾	facilitate business growth within a controlled and transparent risk management framework
◾	control market risk in the businesses according to the allocated appetite.

To meet the above objectives, a well-established governance structure is in place to manage these risks consistent with the ERMF.

The Barclays Bank PLC Board Risk Committee recommends market risk appetite to the Barclays Bank PLC Board for their approval, within the parameters set by the Barclays PLC Board.

The Market Risk Committee approves and makes recommendations concerning the Barclays Group-wide market risk profile to the Barclays Group Risk Committee. This includes overseeing the operation of the Market Risk Framework and associated standards and policies; reviewing market or regulatory issues and limits and utilisation. The committee is chaired by the Market Risk Principal Risk Lead.

Management Value at Risk

◾	estimates the potential loss arising from unfavourable market movements, over one day for a given confidence level
◾	differs from the Regulatory VaR used for capital purposes in scope, confidence level and horizon
◾	back testing is performed to evaluate that the model is fit for purpose.

VaR is an estimate of the potential loss arising from unfavourable market movements if the current positions were to be held unchanged for one business day. For internal market risk management purposes, a historical simulation methodology with a two-year equally weighted historical period, at the 95% confidence level is used for all trading books and some banking books.

Barclays Bank PLC 2018 Annual Report on Form 20-F 33

Risk review

Principal Risk management

Market risk management

The Management VaR model in some instances may not appropriately measure some market risk exposures, especially for market moves that are not directly observable via prices. Market risk managers are required to identify risks which are not adequately captured in VaR (‘risks not in VaR’ or ‘RNIVs’).

When reviewing VaR estimates, the following considerations are taken into account:

◾	the historical simulation uses the most recent two years of past data to generate possible future market moves, but the past may not be a good indicator of the future
◾	the one-day time horizon may not fully capture the market risk of positions that cannot be closed out or hedged within one day
◾	VaR is based on positions as at close of business and consequently, it is not an appropriate measure for intra-day risk arising from a position bought and sold on the same day
◾	VaR does not indicate the potential loss beyond the VaR confidence level.

Limits are applied at the total level as well as by risk factor type, which are then cascaded down to particular trading desks and businesses by the market risk management function.

34 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Principal Risk management

Treasury and Capital risk management

Treasury and capital risk

Liquidity risk: The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

Capital risk: The risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the firm’s pension plans.

Interest rate risk in the banking book: The risk that the firm is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

Overview

Barclays Bank Group Treasury manages Treasury and Capital Risk exposure on a day-to-day basis with the Barclays Group Treasury Committee acting as the principal management body. To enforce effective oversight and segregation of duties and in line with the ERMF, the Barclays Group Treasury and Capital Risk function is responsible for oversight of key capital, liquidity, interest rate risk in the banking book (IRRBB) and pension risk management activities. The following describes the structure and governance associated with the risk types within the Treasury and Capital risk function.

Organisation and structure

Liquidity risk management (audited)

Overview

The efficient management of liquidity is essential to Barclays Bank Group in retaining the confidence of the financial markets and maintaining the sustainability of the business. There is a control framework in place for managing liquidity risk and this is designed to maintain liquidity resources that are sufficient in amount and quality and funding tenor profile that is adequate to meet the liquidity risk appetite as expressed by the Barclays Bank PLC Board based on internal and regulatory liquidity metrics.

This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Roles and responsibilities

The Treasury and Capital Risk function is responsible for the management and governance of the liquidity risk mandate defined by the Barclays Bank PLC Board and the production of ILAAPs. Treasury has the primary responsibility for managing liquidity risk within the set risk appetite.

Barclays Bank PLC 2018 Annual Report on Form 20-F 35

Barclays’ comprehensive control framework for managing Barclays Bank Group’s liquidity risk is designed to deliver the appropriate term and structure of funding, consistent with the liquidity risk appetite set by the Barclays Bank PLC Board.

The control framework incorporates a range of ongoing business management tools to monitor, limit and stress test Barclays Bank Group balance sheet and contingent liabilities. Limit setting and transfer pricing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds. In addition, Barclays maintains a Group Recovery Plan which includes application to Barclays Bank Group. Together, these tools reduce the likelihood that a liquidity stress event could lead to an inability to meet Barclays Bank Group’s obligations as they fall due. The control framework is subject to internal conformance testing and internal audit review.

The Barclays Bank PLC Board approves the Barclays Bank Group funding plan, internal stress tests and results of regulatory stress tests. The Barclays Bank PLC Asset Liability Committee is responsible for monitoring and managing liquidity risk in line with Barclays Bank Group’s funding management objectives, funding plan and risk frameworks. The Barclays Group Treasury and Capital Risk Committee monitors and reviews the liquidity risk profile and control environment, providing Second Line oversight of the management of liquidity risk. The Barclays Bank PLC Board Risk Committee reviews the risk profile, and annually reviews risk appetite and the impact of stress scenarios on the Barclays Bank Group funding plan/forecast in order to agree Barclays Bank Group’s projected funding abilities.

Barclays Bank Group maintains a range of management actions for use in a liquidity stress, these are documented in the Barclays Group Recovery Plan. Since the precise nature of any stress event cannot be known in advance, the actions are designed to be flexible to the nature and severity of the stress event and provide a menu of options that can be drawn upon as required. The Barclays Group Recovery Plan also contains more severe recovery options to generate additional liquidity in order to facilitate recovery in a severe stress. Any stress event would be regularly monitored and reviewed using key management information by Treasury, Risk and business representatives.

Capital risk management (audited)

Overview

Capital risk is managed through ongoing monitoring and management of the capital position, regular stress testing and a robust capital governance framework.

Roles and responsibilities

The management of capital risk is integral to Barclays Bank Group’s approach to financial stability and sustainability management, and is embedded in the way Barclays Bank Group and its businesses operate.

Capital risk management is underpinned by a control framework and policy. The capital management strategy, outlined in the relevant legal entity capital plans, is developed in alignment with the control framework and policy for capital risk, and is implemented consistently in order to deliver on Barclays Bank Group’s objectives, which are aligned to those of the Barclays Group.

The Barclays Bank PLC Board approves the Barclays Bank PLC capital plan, internal stress tests and results of regulatory stress tests and those of relevant Barclays Bank Group entities. The Barclays PLC Board also approves the Barclays Group recovery plan which takes into account management actions identified at the Barclays Bank Group level. Barclays International (BI) Asset and Liability Committee (ALCO) together with the Barclays Group Treasury Committee are responsible for monitoring and managing capital risk in line with Barclays Bank Group’s capital management objectives, capital plan and risk frameworks. The Barclays Bank PLC Board Risk Committee monitors and reviews the capital risk profile and control environment, providing Second Line oversight of the management of capital risk.

For relevant Barclays Bank Group subsidiaries, local management assures compliance with an entity’s minimum regulatory capital requirements by reporting to local ALCOs (or equivalents) with oversight by the BI ALCO and the Barclays Group Treasury Committee, as required.

Barclays Bank Group Treasury has the primary responsibility for managing and monitoring capital. The Barclays Group Treasury and Capital Risk function has responsibility for BI capital risk oversight. Production of the Barclays Bank PLC Solo ICAAP is the joint responsibility of Barclays Bank Group Risk and Barclays Bank Group Finance.

In 2018, Barclays complied with all regulatory minimum capital requirements.

36 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Principal Risk management

Treasury and Capital risk management

Pension risk

Barclays Bank Group maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet pension payments is maintained through investments and contributions.

Pension risk arises because the estimated market value of the pension fund assets might decline; investment returns might reduce; or the estimated value of the pension liabilities might increase. Barclays Bank Group monitors the pension risks arising from its defined benefit pension schemes and works with Trustees to address shortfalls. In these circumstances Barclays Bank Group could be required or might choose to make extra contributions to the pension fund. Barclays Bank Group’s main defined benefit scheme was closed to new entrants in 2012.

Interest rate risk in the banking book management

Overview

Banking book operations generate non-traded market risk, primarily through the mismatch between the duration of assets and liabilities and where interest rates on products reset at different dates. As per Barclays Bank Group’s policy to remain within the defined risk appetite, interest rate and FX risks residing in the banking books of the businesses are transferred to Treasury where they are centrally managed. Currently, these risks are transferred to Treasury via funding arrangements, interest rate or FX swaps. However, the businesses remain susceptible to market risk from seven key sources:

◾	repricing/residual risk: the impact from the mismatch between the run-off of product balances and the associated interest rate hedges or from unhedged liquidity buffer investments.

◾	structural risk: the change to the net interest income on hedge replenishment due to adverse movements in interest rates, assuming that the balance sheet remains constant.

◾

prepayment risk: the potential loss in value if actual prepayment or early withdrawal behaviour from customers deviates from the expected or contractually agreed behaviour, which may result in a hedge or funding adjustment at a cost to Barclays Bank Group. Exposures are typically considered (where appropriate) net of any applicable offsetting early repayment charges. This risk principally relates to early repayment of fixed rate loans or withdrawal from fixed rate savings products.

◾

recruitment risk: the potential loss in value if the actual completion or drawdown behaviour from customers deviates from the expected behaviour, which may result in a hedge or funding adjustment at a cost to Barclays Bank Group. This risk principally relates to the completion timing around the Barclays Bank Group’s fixed rate mortgage pipeline process.

◾

margin compression risk: the effect of internal or market forces on Barclays Bank Group’s net margin where, for example, in a low rate environment any fall in rates will further decrease interest income earned on the assets whereas funding cost cannot be reduced as it is already at the minimum level.

◾

lag risk: arises from the delay in repricing customer rates for certain variable/managed rate products, following an underlying change to market interest rates. This is typically driven by either regulatory constraint around customer notification on pricing changes, processing time for Barclays Bank Group’s notification systems or contractual agreements within a product’s terms and conditions.

◾	asset swap spread risk: the spread between Libor and sovereign bond yields that arises from the management of the liquidity buffer investments and its associated hedges.

Furthermore, liquidity buffer investments are generally subject to fair value through other comprehensive income (FVOCI) accounting rules, whereby changes in the value of these assets impact capital via other comprehensive income (OCI), creating volatility in capital directly.

Roles and responsibilities

The non-traded market risk team provides risk management oversight and monitoring of all traded and non-traded market risk in Treasury and customer banking books, which specifically includes:

◾	interest rate risk assessment in the customer banking books

◾	review and challenge the behavioural assumptions used in hedging and transfer pricing

◾	risk management of the liquidity buffer investments and funding activities

◾	oversight of balance sheet hedging

◾	review of residual risk in the hedge accounting solution and hedging of net investments

◾	proposes and monitors risk limits to manage traded and non-traded market risk within the agreed risk appetite.

The Barclays International (BI) Asset and Liability Committee (ALCO), together with the Barclays Group Treasury Committee, are responsible for monitoring and managing IRRBB risk in line with Barclays Bank Group’s management objectives and risk frameworks. The Barclays International Risk Committee monitors and reviews the IRRBB risk profile and control environment, providing Second Line oversight of the management of IRRBB risk. The Barclays Bank PLC Board Risk Committee reviews the interest rate risk profile, including annual review of the risk appetite and the impact of stress scenarios on the interest rate risk of the Barclays Bank Group.

Barclays Bank PLC 2018 Annual Report on Form 20-F 37

Risk review

Principal Risk management

Operational risk management

Operational risk

The risk of loss to the firm from inadequate or failed processes, systems, human factors or due to external events (for example, fraud) where the root cause is not due to credit or market risks.

Overview

The management of operational risk has three key objectives:

◾	Deliver an operational risk capability owned and used by business leaders which is pragmatic, relevant, and enables business leaders to make sound risk decisions over the long term.
◾

Provide the frameworks and policies to enable management to meet their risk management responsibilities while the second line of defence provides robust, independent, and effective oversight and challenge.

◾

Deliver a consistent and aggregated measurement of operational risk that will provide clear and relevant insights, so that the right management actions can be taken to keep the operational risk profile consistent with Barclays Bank Group’s strategy, the stated risk tolerance and stakeholder needs.

Following submission of an application to the PRA relating to Barclays Group’s Advanced Measurement Approach (AMA) permission, Barclays Group received PRA’s approval to use the Standardised Approach (TSA) for operational risk regulatory capital purposes with effect from 1 April 2018. Barclays Group has conservatively elected to retain its previous operational risk RWA amount unchanged for 2018.

Barclays Bank Group is committed to operating within a strong system of internal controls that enables business to be transacted and risk taken without exposing Barclays International to unacceptable potential losses or reputational damages. Barclays Group has an overarching Enterprise Risk Management Framework (ERMF) that sets out the approach to internal governance which Barclays Bank Group adopted.

Organisation and structure

38 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Principal Risk management

Operational risk management

Operational risk comprises a number of specific risk categories defined as follow:

◾	Data Management & Information Risk: The risk that Barclays Bank Group’s information is not captured, retained, used or protected in accordance with its value and legal and regulatory requirements.

◾	Financial Reporting Risk: The risk of a material misstatement or omission within Barclays Bank Group’s external financial reporting, regulatory reporting or internal financial management reporting.

◾

Fraud Risk: The risk of financial loss when an internal or external party acts dishonestly with the intent to obtain an undue benefit, cause a loss to, or to expose either Barclays Bank Group or its customers and clients to a risk of loss.

◾

Payments Process Risk: The risk of payments being processed inaccurately, with delays or without appropriate authentication and authorisation. It includes payments processes from initiation through to external settlement, including any repairs or amendments.

◾

People Risk: The set of risks associated with employing and managing people, including compliance with regulations, appropriate resourcing for requirements, recruitment and development risks (excluding health and safety related risk).

◾	Premises Risk: The risk of business detriment or harm to people due to premises and infrastructure issues.

◾

Physical Security Risk: The risk of business detriment, financial loss or harm to people as a result of any physical security incident impacting Barclays Bank Group or a Barclays Bank Group employee - relating to harm to people, unauthorised access, intentional damage to premises or theft or intentional damage to moveable assets.

◾

Supplier Risk: The risk that is introduced to Barclays Bank Group as a consequence of obtaining services or goods from another legal entity, or entities, whether external or internal as a result of inadequate selection, inadequate management or inadequate exit management.

◾

Tax Risk: The risk of unexpected tax cost in relation to any tax for which Barclays Bank Group is liable, or of reputational damage on tax matters with key stakeholders such as tax authorities, regulators, shareholders or the public. Tax cost includes tax, interest or penalties levied by a taxing authority.

◾	Technology Risk: The risk of dependency on technological solutions and failure to develop, deploy and maintain technology solutions that are stable, reliable and deliver business need.

◾

Transaction Operations Risk: The risk of customer/client or Barclays Bank Group detriment due to unintentional error and/or failure in the end-to-end process of initiation, processing and fulfilment of an interaction between a customer/client and Barclays Bank Group with an underlying financial instrument (e.g. mortgage, derivative product, trade product etc.) in consideration.

In addition to the above, operational risk encompasses risks associated with prudential regulation. This includes the risk of failing to: adhere to prudential regulatory requirements, including capital adequacy requirements; provide regulatory submissions; or monitor and manage adherence to new prudential regulatory requirements.

These risks may result in financial and/or non-financial impacts including legal/regulatory breaches or reputational damage.

Barclays Bank Group also recognises that there are certain threats/risk drivers that are more thematic and have the potential to impact Barclays Bank Group’s strategic objectives. These are Enterprise Risk Themes which require an overarching and integrated risk management approach. Including:

◾

Cyber: The potential loss or detriment to Barclays Bank Group caused by individuals or groups (threat actors) with the capabilities and intention to cause harm or to profit from attacks committed via network information systems against us, our suppliers, or customers/clients.

◾

Data: Aligned to the Data Strategy of the firm and encompassing Data risks to the firm from multiple risk categories, including Data Management, Data Architecture, Data Security & Protection, Data Resilience, Data Retention and Data Privacy.

◾	Execution: The risk of failing to deliver and implement the agreed initiatives, priorities and business outcomes required to deliver Barclays Bank Group’s Strategy within agreed timelines.

◾	Resilience: The risk of the organisation’s ability to survive and prosper in its commercial endeavours in the presence of adverse events, shocks and chronic or incremental changes.

Roles and responsibilities

The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. The operational risk profile and control environment is reviewed by business management through specific meetings which cover these items. Businesses and functions are required to report their operational risks on both a regular and an event-driven basis. The reports include a profile of the material risks that may threaten the achievement of their objectives and the effectiveness of key controls, operational risk events and a review of scenarios.

The Barclays Group Head of Operational Risk is responsible for establishing, owning and maintaining an appropriate Barclays Group-wide Operational Risk Management Framework, meanwhile the Barclays Bank PLC Head of Operational Risk is responsible for overseeing the portfolio of operational risk across all businesses.

Operational Risk Management (ORM) acts in a Second Line of Defence capacity, and is responsible for defining and overseeing the implementation of the framework and monitoring Barclays Bank Group’s operational risk profile. ORM alerts management when risk levels exceed acceptable tolerance in order to drive timely decision making and actions by the first line of defence. Operational risk issues escalated from these meetings are considered through the second line of defence review meetings. Depending on their nature, the outputs of these meetings are presented to the Barclays International Risk Committee, Barclays Bank PLC Board Risk Committee and Barclays Bank PLC Board Audit Committee.

Specific reports are prepared by the business and Barclays Bank PLC Head of Operational Risk on a regular basis for the Barclays International Risk Committee and Barclays Bank PLC Board Risk Committee.

Barclays Bank PLC 2018 Annual Report on Form 20-F 39

Risk review

Principal Risk management

Model risk management

Model risk

The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

Overview

Barclays Bank Group uses models to support a broad range of activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures, conducting stress testing, assessing capital adequacy, managing client assets, and meeting reporting requirements.

Since models are imperfect and incomplete representations of reality, they may be subject to errors affecting the accuracy of their output. Model errors can result in inappropriate business decisions being made, financial loss, regulatory risk, reputational risk and/or inadequate capital reporting. Models may also be misused, for instance applied to products that they were not intended for, or not adjusted, where fundamental changes to their environment would justify re-evaluating their core assumptions. Errors and misuse are the primary sources of model risk.

Robust model risk management is crucial to assessing and managing model risk within a defined risk appetite. Strong model risk culture, appropriate technology environment, and adequate focus on understanding and resolving model limitations are crucial components.

Organisation and structure

Barclays Group allocates substantial resources to identify and record models and their usage, document and monitor the performance of models, validate models and adequately address model limitations. Barclays manages model risk as an enterprise level risk similar to other principal risks.

Barclays Group has a dedicated Model Risk Management (MRM) function that consists of two main units: the Independent Validation Unit (IVU), responsible for model validation and approval, and Model Governance and Controls (MGC), covering model risk governance, controls and reporting, including ownership of model risk policy and the model inventory.

The model risk management framework consists of the model risk policy and standards. The policy prescribes Barclays Group-wide, end-to-end requirements for the identification, measurement and management of model risk, covering model documentation, development, implementation, monitoring, annual review, independent validation and approval, change and reporting processes. The policy is supported by global standards covering model inventory, documentation, validation, complexity and materiality, testing and monitoring, overlays, risk appetite, as well as vendor models and stress testing challenger models.

Barclays Group is continuously enhancing model risk management. The function reports to the Barclays Group CRO and operates a global framework. Implementation of best practice standards is a central objective of Barclays Group. Model risk reporting flows to senior management as depicted below.

Roles and responsibilities

The key model risk management activities include:

◾

Correctly identifying models across all relevant areas of the Barclays Bank Group, and recording models in the Barclays Group Models Database (GMD), the Barclays Group-wide model inventory. The heads of the relevant model ownership

40 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Principal Risk management

Model risk management

annually attest to the completeness and accuracy of the model inventory. MGC undertakes regular conformance reviews on the model inventory.

◾

Enforcing that every model has a model owner who is accountable for the model. The model owner must sign off models prior to submission to IVU for validation. The model owner works with the relevant technical teams (model developers, implementation, monitoring, data services, regulatory) to maintain that the model presented to IVU is and remains fit for purpose.

◾

Overseeing that every model is subject to validation and approval by IVU, prior to being implemented and on a continual basis. While all models are reviewed and re-approved for continued use each year, the validation frequency and the level of review and challenge applied by IVU is tailored to the materiality and complexity of each model. Validation includes a review of the model assumptions, conceptual soundness, data, design, performance testing, compliance with external requirements if applicable, as well as any limitations, proposed remediation and overlays with supporting rationale. Material model changes are subject to prioritised validation and approval.

◾	Defining model risk appetite in terms of risk tolerance, and qualitative metrics which are used to track and report model risk.

◾	Maintaining specific standards that cover model risk management activities relating to stress testing challenger models, model overlays, vendor models, and model complexity and materiality.

Barclays Bank PLC 2018 Annual Report on Form 20-F 41

Risk review

Principal Risk management

Conduct risk management

Conduct risk

The risk of detriment to customers, clients, market integrity, effective competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.

Overview

Barclays Bank Group defines, manages and mitigates conduct risk with the goal of providing positive customer and client outcomes, protecting market integrity and promoting effective competition. This includes taking reasonable steps to assure that Barclays Bank Group culture and strategy are appropriately aligned to these goals; its products and services are reasonably designed and delivered to meet the needs of customers and clients; promoting the fair and orderly operation of the markets in which Barclays Bank Group does business; and Barclays Bank Group does not commit or facilitate money laundering, terrorist financing, bribery and corruption or breaches of economic sanctions.

Product Lifecycle, Culture and Strategy and Financial Crime are the risk categories under conduct risk within the Barclays Group definition of conduct risk.

Organisation and structure

The governance of conduct risk within Barclays Bank Group is fulfilled through management committees and forums operated by the First and Second Lines of Defence with clear escalation and reporting lines to the Barclays Bank PLC Board committees.

The Barclays International Risk Committee is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays Bank Group management of conduct risk.

Roles and responsibilities

The Conduct Risk Management Framework (CRMF) comprises a number of elements that allow Barclays Bank Group to manage and measure its conduct risk profile.

Senior Managers have ownership within their areas for managing conduct risk. These individuals have a Statement of Responsibilities identifying the activities and areas for which they are accountable. The primary responsibility for managing conduct risk and compliance with control requirements sits with the business where the risk arises. The Barclays Bank PLC Controls Committee provides oversight of controls relating to conduct risk.

The Barclays Bank PLC Chief Compliance Officer is responsible for providing effective oversight, management and escalation of Conduct Risk in line with the CRMF. This includes overseeing the development and maintenance of the relevant Conduct Risk Policies and Standards and monitoring and reporting on the consistent application and effectiveness of the implementation of controls to manage Conduct Risk.

Businesses are required to report their conduct risks on both a quarterly and an event-driven basis. The quarterly reports detail conduct risks inherent within the business strategy and include forward looking horizon scanning analysis as well as backward looking evidence-based indicators from both internal and external sources.

The Barclays International Risk Committee is the primary Second Line governance forum for oversight of conduct risk profile and implementation of the CRMF. The responsibilities of the Barclays International Risk Committee include approval of the conduct risk tolerance and the business defined key indicators. Additional responsibilities include the identification and discussion of any emerging conduct risks exposures that have been identified.

42 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Principal Risk management

Reputation risk management

Reputation risk

The risk that an action, transaction, investment or event will reduce trust in the firm’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

Overview

A reduction of trust in Barclays Bank Group’s integrity and competence may reduce the attractiveness of Barclays Bank Group to customers and clients and other stakeholders and could lead to negative publicity, loss of revenue, regulatory or legislative action, loss of existing and potential client business, reduce workforce morale and difficulties in recruiting talent.

Organisation and structure

The governance of reputation risk within Barclays Bank Group is fulfilled through management committees and forums operated by the First and Second Lines of Defence, with clear escalation and reporting lines to the relevant Barclays Bank PLC Board committees.

The Barclays International Risk Committee is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays Bank Group management of reputation risk.

Roles and responsibilities

The Reputation Risk Management Framework (RRMF) comprises a number of elements that allow Barclays Bank Group to manage and measure its reputation risk profile.

Reputation risk is by nature pervasive and can be difficult to quantify, requiring more subjective judgement than many other risks. The RRMF sets out what is required to manage reputation risk effectively.

The Barclays Bank PLC Chief Compliance Officer is responsible for maintaining and assessing the appropriateness of the relevant reputation risk policies and oversight of the implementation of controls to manage the risk. Barclays Bank Group is required to prepare reports for the Barclays Group Risk and Barclays PLC Board Risk Committees highlighting the most significant current and potential reputation risks and issues and how they are being managed.

Barclays Bank PLC 2018 Annual Report on Form 20-F 43

Risk review

Principal Risk management

Legal risk management

Legal risk

The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.

Overview

Overall, Barclays Bank Group has limited tolerance for legal risk, however the multitude of laws and regulations across the globe are highly dynamic and their application to particular circumstances is often unclear. This results in a degree of legal risk. The Barclays Group-wide Legal Risk Management Framework (LRMF), which applies to Barclays Bank Group, comprises a number of integrated components that allows Barclays to identify, manage and measure its legal risk profile, supported by legal risk policies and associated standards aligned to the following legal risks:

◾	contractual arrangements – failure to engage Barclays’ Legal Function in relation to contractual arrangements

◾	litigation management – litigation not being managed by or with the support of Barclays’ Legal Function

◾	intellectual property (IP) – failure to protect Barclays’ IP assets or infringement of third party IP rights

◾	competition/anti-trust – failure to identify and escalate competition/anti-trust issues to Barclays’ Legal Function or inappropriate interactions with competition/anti-trust authorities.

◾	use of law firms – inappropriate instruction of external legal advisors

◾	contact with regulators – inappropriate interactions with regulators or inappropriate handling of confidential supervisory information from regulatory or government agencies

◾	legal engagement – failure to appropriately engage Barclays’ Legal Function in relation to key business decisions.

Organisation and structure

The Legal Executive Committee oversees, monitors and challenges legal risk across Barclays Group. The Barclays Bank PLC Board Risk Committee is the most senior body within the Barclays Bank Group responsible for reviewing and monitoring the effectiveness of management of risk across the Barclays Bank Group. Escalation paths also exist to the Barclays Group Risk Committee, which oversees, monitors and challenges the effectiveness of risk management across Barclays Group.

Roles and responsibilities

The LRMF requires Barclays’ businesses and functions to integrate the management of legal risk within their strategic planning and business decision making, including managing adherence to minimum control requirements. The Barclays Bank Group businesses are accountable and have primary responsibility for identifying legal risk in their area as well as responsibility for adherence to the minimum control requirements and compliance with the LRMF and legal risk policies.

All employees, regardless of their position, business, function or location, must play a part in the Barclays Bank Group’s legal risk management. Employees are responsible for understanding and taking reasonable steps to manage and minimise legal risk that may arise in the context of their individual roles and responsibilities. Employees are required to be familiar with the LRMF and legal risk policies and to know how to escalate actual or potential legal risk issues.

Legal risk management is everyone’s responsibility, as part of a risk culture aligned to Barclays’ values, promoting transparency and timely escalation and management of risks and issues, supported by clearly defined roles and responsibilities across the Three Lines of Defense.

The Legal Function does not sit in any of the Three Lines of Defense but supports them all. The LRMF details the main activities the Legal Function undertakes to support the Barclays Bank Group in managing risk, including the identification of issues and risks, coverage with appropriate expertise and escalation. The LRMF, legal risk policies and activities of the Legal Function are designed so that the Barclays Bank Group receives advice from appropriate legal professionals in circumstances that are most likely to give rise to legal risk.

The Group General Counsel, supported by the Legal Executive Committee and the Global Head of Legal Risk, Governance and Control, is responsible for maintaining an appropriate LRMF, developing non-financial legal risk tolerances and for overseeing legal risk management.

44 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Summary of Contents		Page
Credit risk represents a significant risk to the Barclays Bank Group and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.	◾ Credit risk overview and summary of performance	46
	◾ Maximum exposure and effects of netting, collateral and risk transfer	48
This section outlines the expected credit loss allowances, the movements in allowances during the period, material management adjustments to model output and measurement uncertainty and sensitivity analysis.	◾ Expected credit losses	50
	– Loans and advances at amortised cost by product	50
	– Movement in gross exposure and impairment allowance including provisions for loan commitments and financial guarantees	51
	– Stage 2 decomposition	54

	◾ Management adjustments to models for impairment	55
	◾ Measurement uncertainty and sensitivity analysis	56

The Barclays Bank Group reviews and monitors risk concentrations in a variety of ways. This section outlines performance against key concentration risks.

◾    Analysis of the concentration of credit risk

–     Geographic concentrations

–     Industry concentrations

◾    Approach to management and representation of credit quality

–     Asset credit quality

–     Debt securities

–     Balance sheet credit quality

–     Credit exposures by internal PD grade

		57 62 63 65 66 66 66 68
Credit Risk monitors exposure performance across a range of significant portfolios.	◾ Analysis of specific portfolios and asset types – Credit cards, unsecured loans and other retail lending	69 69

Barclays Bank PLC 2018 Annual Report on Form 20-F 45

Credit risk

The risk of loss to the firm from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the firm, including the whole and timely payment of principal, interest, collateral and other receivables.

All disclosures in this section (pages 46 to 70) are unaudited unless otherwise stated.

Overview

Credit risk represents a significant risk to the Barclays Bank Group and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.

IFRS9 Financial Instruments is effective from 1 January 2018, introducing an expected credit loss model using forward looking information which replaces an incurred loss model. The presentation of credit risk within this risk performance section provides additional disclosures under the new standard. Further detail can be found in the Financial statements section in Note 1 Significant accounting policies, Note 9 Credit impairment charges and other provisions and Note 43 Transition disclosures. Descriptions of IFRS 9 terminology can be found in the glossary, available at home.barclays/annualreport.

Summary of performance in the period

Credit impairment charges and other provisions for Barclays Bank Group decreased to £643m in 2018 (2017: £1,553m) reflecting the transfer of the UK banking business on 1 April 2018 to Barclays Bank UK Group. The reduction is further due to single name charges in 2017, the non-recurrence of a £168m charge in Q317 relating to deferred consideration from the Q117 asset sale in US cards, and improved consensus-based macroeconomic forecasts since the adoption of IFRS 9.

Key metrics

Reduction of £3,259m impairment allowance

Impairment allowances on loans and advances at amortised cost in Barclays Bank Group decreased by £3,259m to £3,843m (1 January 2018: £7,102m) reflecting the transfer of the UK banking business on 1 April 2018 to Barclays Bank UK Group.

Please see credit risk management section on pages 30 to 32 for details of governance, policies and procedures.

46 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Analysis of the Balance Sheet

Maximum exposure and effects of netting, collateral and risk transfer

The following tables present a reconciliation between the Barclays Bank Group’s maximum exposure and its net exposure to credit risk; reflecting the financial effects of risk mitigation reducing the Barclays Bank Group’s exposure.

For financial assets recognised on the balance sheet, maximum exposure to credit risk represents the balance sheet carrying value after allowance for impairment. For off-balance sheet guarantees, the maximum exposure is the maximum amount that the Barclays Bank Group would have to pay if the guarantees were to be called upon. For loan and other credit related commitments, the maximum exposure is the full amount of the committed facilities.

This and subsequent analyses of credit risk exclude other financial assets not subject to credit risk, mainly equity securities.

The Barclays Bank Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer. Further detail on these forms of credit enhancement is presented on page 31 of the credit risk management section.

Overview

As at 31 December 2018, the Barclays Bank Group’s net exposure to credit risk, after taking into account credit risk mitigation, decreased 17% to £655.0bn, driven by the transfer of the UK banking business. Overall, the extent to which the Barclays Bank Group holds mitigation against its total exposure decreased to 40% (2017: 43%).

Of the unmitigated on balance sheet exposure, a significant portion relates to cash held at central banks, cash collateral and settlement balances, and debt securities issued by governments, all of which are considered to be lower risk. Decreases in cash and balances at central banks, loans and advances at amortised cost and off balance sheet loan commitments have driven the decrease in the Barclays Bank Group’s net exposure to credit risk. Trading portfolio liability positions, which to a significant extent economically hedge trading portfolio assets but which are not held specifically for risk management purposes, are excluded from the analysis. The credit quality of counterparties to derivatives, financial investments and wholesale loan assets are predominantly investment grade and there are no significant changes from prior year. Further analysis on the credit quality of assets is presented on pages 65 to 68.

Where collateral has been obtained in the event of default, the Barclays Bank Group does not, ordinarily, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Barclays Bank Group as at 31 December 2018, as a result of the enforcement of collateral, was £6m (2017: £nil).

Barclays Bank PLC 2018 Annual Report on Form 20-F 47

Maximum exposure and effect of netting, collateral and risk transfer (audited)

	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Net exposure
Barclays Bank Group
As at 31 December 2018	£m	£m	£m	£m	£m	£m

On-balance sheet:

Cash and balances at central banks	136,359	-	-	-	-	136,359

Cash collateral and settlement balances	74,352	-	-	-	-	74,352

Loans and advances at amortised cost:

Home loans	13,160	-	(294)	(12,675)	(129)	62

Credit cards, unsecured and other retail lending	33,791	-	(607)	(5,063)	(427)	27,694

Corporate loans	90,008	(7,546)	(63)	(27,853)	(3,971)	50,575

Total loans and advances at amortised cost	136,959	(7,546)	(964)	(45,591)	(4,527)	78,331

Of which credit-impaired (stage 3):

Home loans	887	-	(3)	(854)	(30)	-

Credit cards, unsecured and other retail lending	645	-	(6)	(231)	(38)	370

Corporate loans	558	-	-	(150)	(17)	391

Total credit-impaired loans and advances at amortised cost	2,090	-	(9)	(1,235)	(85)	761

Reverse repurchase agreements and other similar secured lending	1,613	-	(17)	(1,565)	-	31

Trading portfolio assets:

Debt securities	57,134	-	-	(451)	-	56,683

Traded loans	7,234	-	-	(154)	-	7,080

Total trading portfolio assets	64,368	-	-	(605)	-	63,763

Financial assets at fair value through the income statement:

Loans and advances	15,644	-	(11)	(9,690)	-	5,943

Debt securities	4,515	-	-	(445)	-	4,070

Reverse repurchase agreements	119,391	-	(2,996)	(115,951)	-	444

Other financial assets	528	-	-	-	-	528

Total financial assets at fair value through the income statement	140,078	-	(3,007)	(126,086)	-	10,985

Derivative financial instruments	222,683	(172,014)	(31,475)	(5,502)	(4,712)	8,980

Financial assets at fair value through other comprehensive income	44,983	-	-	-	(399)	44,584

Other assets	699	-	-	-	-	699

Total on-balance sheet	822,094	(179,560)	(35,463)	(179,349)	(9,638)	418,084

Off-balance sheet:

Contingent liabilities	19,394	-	(399)	(1,418)	(190)	17,387

Loan commitments[a]	257,768	-	(89)	(36,852)	(1,288)	219,539

Total off-balance sheet	277,162	-	(488)	(38,270)	(1,478)	236,926

Total	1,099,256	(179,560)	(35,951)	(217,619)	(11,116)	655,010

Off-balance sheet exposures are shown gross of provisions of £217m (2017: £79m). See Note 27 for further details.

In addition to the disclosure in this table, Barclays Bank Group holds forward starting reverse repos amounting to £35.5bn (2017: £31.4bn). The balances are fully collateralised.

48 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Maximum exposure and effects of netting, collateral and risk transfer (audited)

	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Net exposure
Barclays Bank Group
As at 31 December 2017	£m	£m	£m	£m	£m	£m

On-balance sheet:

Cash and balances at central banks	171,036	-	-	-	-	171,036

Cash collateral and settlement balances	77,172	-	-	-	-	77,172

Loans and advances at amortised cost:

Home loans	147,002	-	(158)	(146,554)	-	290

Credit cards, unsecured and other retail lending	55,767	-	(228)	(3,995)	(16)	51,528

Corporate loans	121,821	(6,617)	(230)	(46,402)	(4,378)	64,194

Total loans and advances at amortised cost	324,590	(6,617)	(616)	(196,951)	(4,394)	116,012

Reverse repurchase agreements and other similar secured lending	12,546	-	-	(12,226)	-	320

Trading portfolio assets:

Debt securities	51,195	-	-	-	-	51,195

Traded loans	3,140	-	-	(128)	-	3,012

Total trading portfolio assets	54,335	-	-	(128)	-	54,207

Financial assets at fair value through the income statement:

Loans and advances	11,037	-	(440)	(5,497)	(344)	4,756

Debt securities	15	-	-	-	-	15

Reverse repurchase agreements	100,040	-	(426)	(99,428)	-	186

Other financial assets	519	-	-	-	-	519

Total financial assets at fair value through the income statement	111,611	-	(866)	(104,925)	(344)	5,476

Derivative financial instruments	237,987	(184,265)	(33,092)	(6,170)	(5,885)	8,575

Financial assets at fair value through other comprehensive income	57,129	-	-	(463)	(853)	55,813

Other assets	2,994	-	-	-	-	2,994

Total on-balance sheet	1,049,400	(190,882)	(34,574)	(320,863)	(11,476)	491,605

Off-balance sheet:

Contingent liabilities	19,012	-	(318)	(1,482)	(228)	16,984

Loan commitments	315,573	-	(73)	(31,069)	(1,757)	282,674

Total off-balance sheet	334,585	-	(391)	(32,551)	(1,985)	299,658

Total	1,383,985	(190,882)	(34,965)	(353,414)	(13,461)	791,263

Barclays Bank PLC 2018 Annual Report on Form 20-F 49

Risk review

Risk performance

Credit risk

Expected Credit Losses

Loans and advances at amortised cost by product (audited)

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification. Barclays Bank Group does not hold any material purchased or originated credit-impaired assets as at year end.

Barclays Bank Group		Stage 2
As at 31 December 2018	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[a]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	11,486	663	50	147	860	1,194	13,540
Credit cards, unsecured loans and other retail lending	29,548	4,381	305	240	4,926	2,078	36,552
Corporate loans	81,555	7,480	315	443	8,238	917	90,710
Total	122,589	12,524	670	830	14,024	4,189	140,802

Impairment allowance
Home loans	26	29	9	9	47	307	380
Credit cards, unsecured loans and other retail lending	356	694	118	160	972	1,433	2,761
Corporate loans	107	214	11	11	236	359	702
Total	489	937	138	180	1,255	2,099	3,843

Net exposure
Home loans	11,460	634	41	138	813	887	13,160
Credit cards, unsecured loans and other retail lending	29,192	3,687	187	80	3,954	645	33,791
Corporate loans	81,448	7,266	304	432	8,002	558	90,008
Total	122,100	11,587	532	650	12,769	2,090	136,959

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.2	4.4	18.0	6.1	5.5	25.7	2.8
Credit cards, unsecured loans and other retail lending	1.2	15.8	38.7	66.7	19.7	69.0	7.6
Corporate loans	0.1	2.9	3.5	2.5	2.9	39.1	0.8
Total	0.4	7.5	20.6	21.7	8.9	50.1	2.7

Note

a Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £120.1bn (1 January 2018: £128.1bn) and impairment allowance of £11m (1 January 2018: £9m). This comprises £9m ECL on £119.6bn stage 1 assets and £2m on £0.5bn stage 2 fair value through other comprehensive income assets.

50 Barclays Bank PLC 2018 Annual Report on Form 20-F

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. Explanation of the terms: 12-month ECL, lifetime ECL and credit-impaired are included in Note 9 on page 129.

Gross exposure for loans and advances at amortised cost (audited)

Barclays Bank Group	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
As at 1 January 2018	266,173	49,592	9,081	324,846
Disposal of business to Barclays Bank UK PLC	(155,390)	(27,978)	(4,202)	(187,570)
Net transfers between stages	4,999	(6,196)	1,197	-
Business activity in the year	51,044	1,650	122	52,816
Net drawdowns and repayments	(5,635)	767	155	(4,713)
Final repayments	(33,493)	(3,811)	(654)	(37,958)
Disposals	(5,109)	-	(54)	(5,163)
Write-offs	-	-	(1,456)	(1,456)
As at 31 December 2018	122,589	14,024	4,189	140,802

Impairment allowance on loans and advances at amortised cost (audited)

Barclays Bank Group	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
As at 1 January 2018	608	3,112	3,382	7,102
Disposal of business to Barclays Bank UK PLC	(168)	(1,490)	(1,278)	(2,936)
Net transfers between stages	664	(995)	331	-
Business activity in the year	191	114	57	362
Net re-measurement and movement due to exposure and risk parameter changes	(740)	597	1,189	1,046
UK economic uncertainty adjustment	-	50	-	50
Final repayments	(66)	(133)	(72)	(271)
Disposals	-	-	(54)	(54)
Write-offs	-	-	(1,456)	(1,456)
As at 31 December 2018[a]	489	1,255	2,099	3,843

Reconciliation of ECL movement to impairment charge/(release) for the period
ECL movement excluding assets derecognised due to disposals and write-offs				1,187
Net recoveries post write-offs				(86)
Exchange and other adjustments				(212)
Impairment release on loan commitments and financial guarantees[b]				(48)
Impairment charge on other financial assets				3
Income statement charge/(release) for the period[c]				844

Note

a Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £120.1bn (1 January 2018: £128.1bn) and impairment allowance of £11m (1 January 2018: £9m). This comprises £9m ECL on £119.6bn stage 1 assets and £2m on £0.5bn stage 2 fair value through other comprehensive income assets.

b Impairment release of £48m on loan commitments and financial guarantees represents reduction in impairment allowance excluding disposal of business to Barclays Bank UK PLC of £116m and exchange and other adjustments of £68m.

c Barclays Bank PLC transferred its UK banking business on 1 April 2018 to Barclays Bank UK PLC. Net impairment charge of £201m (Impairment charges: £217m and recoveries: £16m) relating to the UK banking business for the three months ended 31 March 2018 is included in the reconciliation in “Income statement charge/(release) for the period”

Barclays Bank PLC 2018 Annual Report on Form 20-F 51

Risk review

Risk performance

Credit risk

Gross exposure on loans and advances has decreased by £184.0bn in 2018 due to the disposal of business to Barclays Bank UK PLC. Excluding this disposal, gross exposure grew by £3.5bn from new lending net of repayments offset by the disposal of a long dated liquidity buffer portfolio of UK gilts.

Net transfers between stages represents the movements of positions from, for example, Stage 1 to Stage 2 following a Significant Increase in Credit Risk (SICR) or to Stage 3 as positions move into default. Equally, improvement in credit quality will result in positions moving to lower stages. These are the primary driver for the changes in impairment allowance and the income statement charge. The improvement in PDs and macroeconomic variables during 2018 resulted in net exposures moving from Stage 2 into Stage 1. The transfers into Stage 3 was from defaulted assets moving mainly from stage 2. Disposals includes the sale of a long dated liquidity buffer portfolio and debt sale activity. Write-offs represent the gross asset write-down during the period.

Excluding the disposal of business to Barclays Bank UK PLC, the impairment allowance decreased by £323m in the period. This is predominantly from write-offs and a positive impact of macroeconomic variables changes during the year, offset by a £50m charge in UK Corporate loans from anticipated economic uncertainty in the UK. Credit quality across wholesale portfolios and underlying arrears rates in the retail portfolio have been relatively stable over the period.

Gross exposure for loan commitments and financial guarantees (audited)

Barclays Bank Group	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
As at 1 January 2018	275,364	38,867	1,442	315,673
Disposal of business to Barclays Bank UK PLC	(60,848)	(6,113)	(294)	(67,255)
Net transfers between stages	14,517	(14,577)	60	-
Business activity in the year	64,155	749	-	64,904
Net drawdowns and repayments	(16,826)	5,505	(562)	(11,883)
Final repayments	(27,772)	(7,987)	(225)	(35,984)
As at 31 December 2018	248,590	16,444	421	265,455

Impairment allowance on loan commitments and financial guarantees (audited)

Barclays Bank Group	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
As at 1 January 2018	133	259	28	420
Disposal of business to Barclays Bank UK PLC	(36)	(51)	-	(87)
Net transfers between stages	42	(43)	1	-
Business activity in the year	18	-	-	18
Net re-measurement and movement due to exposure and risk parameter changes	(51)	(17)	44	(24)
Final repayments	(15)	(44)	(51)	(110)
As at 31 December 2018	91	104	22	217

52 Barclays Bank PLC 2018 Annual Report on Form 20-F

Gross exposure for loans and advances at amortised cost
Continuing operations
Barclays Bank Group	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
As at 1 January 2018	113,375	19,913	4,831	138,119
Net transfers between stages	3,795	(4,588)	793	-
Business activity in the year	43,520	1,188	48	44,756
Net drawdowns and repayments	(2,773)	1,117	486	(1,170)
Final repayments	(30,219)	(3,606)	(590)	(34,415)
Disposals	(5,109)	-	(54)	(5,163)
Write-offs	-	-	(1,325)	(1,325)
As at 31 December 2018	122,589	14,024	4,189	140,802

Impairment allowance on loans and advances at amortised cost
Continuing operations
Barclays Bank Group	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
As at 1 January 2018	437	1,713	2,108	4,258
Net transfers between stages	446	(697)	251	-
Business activity in the year	167	86	30	283
Net re-measurement and movement due to exposure and risk parameter changes	(506)	220	1,151	865
UK economic uncertainty adjustment	-	50	-	50
Final repayments	(55)	(117)	(62)	(234)
Disposals	-	-	(54)	(54)
Write-offs	-	-	(1,325)	(1,325)
As at 31 December 2018	489	1,255	2,099	3,843

Gross exposure for loans and advances at amortised cost
Discontinued operations
Barclays Bank Group	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
As at 1 January 2018	152,798	29,679	4,250	186,727
Net transfers between stages	1,204	(1,608)	404	-
Business activity in the year	7,524	462	74	8,060
Net drawdowns and repayments	(2,862)	(350)	(331)	(3,543)
Final repayments	(3,274)	(205)	(64)	(3,543)
Write-offs	-	-	(131)	(131)
Transferred to Barclays Bank UK PLC on 1 April 2018	155,390	27,978	4,202	187,570

Impairment allowance on loans and advances at amortised cost
Discontinued operations
Barclays Bank Group	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
As at 1 January 2018	171	1,399	1,274	2,844
Net transfers between stages	218	(298)	80	-
Business activity in the year	24	28	27	79
Net re-measurement and movement due to exposure and risk parameter changes	(234)	377	38	181
Final repayments	(11)	(16)	(10)	(37)
Write-offs	-	-	(131)	(131)
Transferred to Barclays Bank UK PLC on 1 April 2018	168	1,490	1,278	2,936

Barclays Bank PLC 2018 Annual Report on Form 20-F 53

Stage 2 decomposition[a]
	Net Exposure	ECL
As at 31 December 2018	£m	£m

Quantitative test	9,241	1,116

Qualitative test	3,206	118

30 dpd backstop	322	21

Total Stage 2	12,769	1,255

Note

a

Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding net exposure and ECL has been assigned in order of categories presented.

Stage 2 exposures are predominantly identified using quantitative tests where the lifetime PD has deteriorated more than a pre-determined amount since origination. This is augmented by inclusion of accounts meeting the designated high risk criteria (including watchlist) for the portfolio under the qualitative test. A small number of other accounts (2% of impairment allowances and 3% of net exposure) are included in stage 2. These accounts are not otherwise identified by the quantitative or qualitative tests but are more than 30 days past due. The percentage triggered by these backstop criteria is a measure of the effectiveness of the stage 2 criteria in identifying deterioration prior to delinquency.

For further detail on the three criteria for determining a significant increase in credit risk required for Stage 2 classification, refer to Note 9 on page 129.

54 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Management adjustments to models for impairment (audited)

Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not incorporated into the relevant impairment models, or to reflect additionally known facts and circumstances at the period end. Where applicable, management adjustments are reviewed and incorporated into future model development.

Portfolios that have total management adjustments to impairment allowance of more than £10m are presented by product below. Information as at 1 January 2018 is prepared on a IFRS 9 basis and information as at 31 December 2017 is prepared on an IAS 39 basis.

During 2018, models have continued to develop and a number of adjustments that were required on IFRS 9 adoption have been incorporated in impairment modelling.

Portfolios that have management adjustments greater than £10m by product[a] (audited)
	As at 31 December 2018		As at 31 December 2017
	Management adjustments to impairment allowances, including forbearance	Proportion of total impairment allowances	Management adjustments to impairment allowances, including forbearance	Proportion of total impairment allowances
	£m	%	£m	%
Credit cards, unsecured loans and other retail lending	(23)	(0.8)	24	0.8

Corporate loans	(11)	(1.6)	68	6.0

Note

a	Positive values relate to an increase in impairment allowance.

Credit cards, unsecured loans and other retail lending: Model adjustments were applied to reflect staging criteria updates during the year.

Corporate loans: Includes a £50m ECL adjustment held in Corporate Bank for the anticipated economic uncertainty in the UK, offset by a material release in the Investment Bank to reduce inappropriate ECL sensitivity to an expanded macroeconomic variable.

Barclays Bank PLC 2018 Annual Report on Form 20-F 55

Measurement uncertainty and sensitivity analysis

The measurement of ECL involves increased complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk. Impairment charges will tend to be more volatile than under IAS39 and will be recognised earlier. Unsecured products with longer expected lives, such as revolving credit cards, are the most impacted.

Barclays Bank Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury, Bloomberg and the Urban Land Institute, which forms the baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a similar severity to internal stress tests, whilst also incorporating IFRS 9 specific sensitivities and non-linearity. Downside 2 is benchmarked to the Bank of England’s annual cyclical scenarios and to the most severe scenario from Moody’s inventory, but is not designed to be the same. The favourable scenarios are calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable benchmark scenarios. The scenarios include six economic core variables, (GDP, unemployment and House Price Index (HPI) in both the UK and US markets), and expanded variables using statistical models based on historical correlations. All five scenarios converge to a steady state after 8 years.

Scenario weights (audited)

The methodology for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historic UK and US macroeconomic variables against the forecast paths of the five scenarios. The methodology works such that the Baseline (reflecting current consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from the Baseline; the further from the Baseline, the smaller the weight. The probability weights of the scenarios as of 31 December 2018 are shown below. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The same scenarios and weights that are used in the estimation of expected credit losses are also used for Barclays Group internal planning purposes. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices and base rates, credit cards and unsecured consumer loans are highly sensitive to unemployment.

The table below shows the core macroeconomic variables for each scenario and the respective scenario weights.

Scenario probability weighting (audited)
As at 31 December 2018	Upside 2%	Upside 1%	Baseline %	Downside 1%	Downside 2%

Scenario probability weighting	9	24	41	23	3

Macroeconomic variables (audited)
As at 31 December 2018	Upside 2%	Upside 1%	Baseline %	Downside 1%	Downside 2%
UK GDP[a]	4.5	3.1	1.7	0.3	(4.1)

UK unemployment[b]	3.4	3.9	4.3	5.7	8.8

UK HPI[c]	46.4	32.6	3.2	(0.5)	(32.1)

US GDP[a]	4.8	3.7	2.1	0.4	(3.3)

US unemployment[b]	3.0	3.4	3.7	5.2	8.4

US HPI[c]	36.9	30.2	4.1	-	(17.4)

As at 1 January 2018

UK GDP[a]	4.5	3.2	1.8	(0.6)	(5.2)

UK unemployment[b]	3.9	4.1	4.6	5.5	9.0

UK HPI[c]	52.9	36.7	2.8	(9.2)	(35.1)

US GDP[a]	6.7	4.6	2.1	(1.0)	(5.2)

US unemployment[b]	3.2	3.5	4.1	5.0	9.6

US HPI[c]	32.1	27.3	3.4	(2.1)	(20.2)

Notes

a	Highest annual growth in Upside scenarios; 5yr average in Baseline; lowest annual growth in Downside scenarios.
b	Lowest point in Upside scenarios; 5yr average in Baseline; highest point in Downside scenarios.
c	5yr cumulative growth in Upside scenarios; 5yr average in Baseline; cumulative fall (peak-to-trough) in Downside scenarios.

Over the year, the macroeconomic Baseline variables improved in the US, notably HPI. The UK macroeconomic Baseline variables improved slightly overall.

56 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

ECL under 100% weighted scenarios for key principal portfolios (audited)

The table below shows the ECL for key principal portfolios assuming scenarios have been 100% weighted. Gross exposures are allocated to a stage based on the individual scenario rather than through a probability-weighted approach as is required for Barclays actual impairment allowances. As a result, it is not possible to back solve the weighted ECL from the individual scenarios as a balance may be assigned to a different stage dependent on the scenario.

Portfolios where the risk resides outside of the UK or the US, certain less material portfolios and exposures where ECL estimation methods are based on benchmark approaches or assigned proxy coverage ratios, have been excluded from the below analysis. Material post-model adjustments have also been excluded so that the scenario specific results are comparable. Portfolio adjustments of greater than £10m can be found on page 75.

Balances allocated to stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 31 December 2018 and not on macroeconomic scenarios.

The Downside 2 scenario represents a severe global recession with substantial falls in both UK and US GDP. Unemployment in both markets rises towards 9% and there are substantial falls in asset prices including housing.

Under the Downside 2 scenario, balances move between stages as the economic environment weakens. This can be seen in the movement of £10.4bn of gross exposure into stage 2 between the Weighted and Downside 2 scenario. ECL increases in Stage 2 predominantly due to unsecured portfolios as economic conditions deteriorate.

	Scenarios
As at 31 December 2018	Weighted	Upside 2	Upside 1	Baseline	Downside 1	Downside 2

Stage 1 Gross Exposure (£m)

Credit cards, unsecured loans and other retail lending	15,399	16,345	15,629	15,437	15,063	12,125

Corporate loans	80,835	81,346	81,180	80,941	80,517	73,715

Stage 1 ECL (£m)

Credit cards, unsecured loans and other retail lending	208	168	202	205	212	231

Corporate loans	175	161	163	162	203	242

Stage 1 Coverage (%)

Credit cards, unsecured loans and other retail lending	1.4	1.0	1.3	1.3	1.4	1.9

Corporate loans	0.2	0.2	0.2	0.2	0.3	0.3

Stage 2 Gross Exposure (£m)

Credit cards, unsecured loans and other retail lending	4,084	3,138	3,853	4,046	4,420	7,358

Corporate loans	11,377	10,866	11,031	11,271	11,694	18,496

Stage 2 ECL (£m)

Credit cards, unsecured loans and other retail lending	937	719	830	901	1,111	2,414

Corporate loans	323	277	290	302	397	813

Stage 2 Coverage (%)

Credit cards, unsecured loans and other retail lending	22.9	22.9	21.5	22.3	25.1	32.8

Corporate loans	2.8	2.5	2.6	2.7	3.4	4.4

Stage 3 Gross Exposure (£m)

Credit cards, unsecured loans and other retail lending	1,396	1,396	1,396	1,396	1,396	1,396

Corporate loans[a]	1,165	n/a	n/a	1,165	n/a	n/a

Stage 3 ECL (£m)

Credit cards, unsecured loans and other retail lending	1,181	1,168	1,174	1,181	1,189	1,207

Corporate loans[a]	333	n/a	n/a	323	n/a	n/a

Stage 3 Coverage (%)

Credit cards, unsecured loans and other retail lending	84.6	83.7	84.1	84.6	85.2	86.5

Corporate loans[a]	28.6	n/a	n/a	27.7	n/a	n/a

Total ECL (£m)

Credit cards, unsecured loans and other retail lending	2,326	2,055	2,206	2,287	2,512	3,852

Corporate loans[a]	831	n/a	n/a	787	n/a	n/a
Note

a

Material corporate loan defaults are individually assessed across different recovery strategies which are impacted by the macroeconomic variables. As a result, only the Baseline scenario is shown together with the weighted estimate which reflects alternative recovery paths.

For the portfolios in scope, the total weighted ECL represents a 3% uplift from the Baseline ECL, largely driven by credit card losses in Barclays Bank Group which have more linear loss profiles than corporate loans positions.

Barclays Bank PLC 2018 Annual Report on Form 20-F 57

Credit cards, unsecured loans and other retail lending: Total weighted ECL of £2,326m represents a 2% increase over the Baseline ECL (£2,287m) reflecting the range of economic scenarios used. Total ECL increases to £3,852m under Downside 2 scenario, mainly driven by Stage 2, where coverage rates increase by 988bps to 32.8% from a Weighted scenario approach (22.9%) and a £3,274m increase in balances that meet the criteria for a significant increase in credit risk and transition from Stage 1 to Stage 2.

Corporate loans: The total weighted ECL excludes a model adjustment release (£72m) made as part of the scenario regeneration. Total weighted ECL of £831m represents a 6% increase over the Baseline ECL (£787m) reflecting the range of economic scenarios used, with exposures in the Investment Bank particularly sensitive to the Downside 2 scenario. Cases in Stage 3 are assessed on an individual basis and cases where the Baseline ECL is greater than £10m are also assessed against a less favourable and a more favourable scenario, based on alternative recovery outcomes in addition to macroeconomic scenarios. Total weighted ECL excludes model adjustments, including the £50m adjustment for anticipated economic uncertainty in the UK.

Staging sensitivity (audited)

An increase of 1% (£1,408m) of total gross exposure into Stage 2 (from Stage 1), would result in an increase in ECL impairment allowance of £120m based purely on applying the difference in Stage 2 and Stage 1 average impairment coverage ratios to the movement in gross exposure (refer to Loans and advances at amortised cost by product on page 50).

ECL sensitivity analysis

The tables on pages 59 and 60 show the estimated ECL impact on key principal portfolios in the event that the UK/US consensus was instead for i) positive growth (Upward scenario); and ii) a mild downturn (Downward scenario). These scenarios assume a moderate upturn and downturn for the UK and the US respectively but with no contagion or headwinds in other economies.

The gross exposures in scope are aligned to those presented in the ECL under 100% weighted scenarios sensitivity analysis but based on portfolio positions as at 30 September 2018 due to operational complexity in scenario regeneration. The portfolios included in scenarios remain broadly stable during Q4 18 and therefore the scenario results are considered representative of year end position. Material post-model adjustments have been excluded from the below analysis to allow the scenario specific results to be comparable. Further detail on management adjustments to impairment allowances can be found on page 55.

Gross exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default and not on macroeconomic scenarios. For individual cases with ECL greater than £10m, three scenarios are assessed taking into account the macroeconomic scenarios and alternative recovery strategies. For these specific cases, the less favourable scenario is assumed to occur in the UK/US Downward scenario (and the more favourable scenario is assumed to occur in the UK/US Upward scenario) which is a conservative upper estimate as certain recovery strategies are idiosyncratic in nature and independent of the macroeconomic economy.

58 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

ECL sensitivity analysis to UK economic forecasts for key principal portfolios

The table below shows the estimated ECL impact on key principal portfolios for both a positive growth (Upward scenario) and a downturn (Downward scenario) of UK consensus macroeconomic variables. The inputs for the Downward scenario have been modelled by replacing the Baseline macroeconomic variables with the Downside 1 variables (with no changes to US and other non-UK macroeconomic variables, as highlighted below). Similarly, the Upward scenario uses Upside 1 UK macroeconomic variables for the Baseline scenario. The Downside 2, Downside 1, Upside 1 and Upside 2 macroeconomic variables are held constant but the probability weights have been re-calibrated.

Barclays Bank Group impairment as at 31 December 2018 includes an adjustment of £50m representing a charge for the estimated impact of current economic uncertainty in the UK. This adjustment was estimated broadly on the output of the UK Downward scenario below.

Scenario probability weighting
	Upside 2%	Upside 1%	Baseline %	Downside 1%	Downside 2%
UK Upward scenario	18	33	36	11	2
UK Downward scenario	8	18	40	28	6

Macroeconomic variables
As at 31 December 2018	Upside 2%	Upside 1%	Baseline %	Downside 1%	Downside 2%
UK Upward scenario
UK GDP	4.5	3.1	3.1	0.3	(4.1)
UK unemployment	3.4	3.9	3.9	5.7	8.8
UK HPI	46.4	32.6	32.6	(0.5)	(32.1)
US GDP	4.8	3.7	2.1	0.4	(3.3)
US unemployment	3.0	3.4	3.7	5.2	8.4
US HPI	36.9	30.2	4.1	-	(17.4)
UK Downward scenario
UK GDP	4.5	3.1	0.3	0.3	(4.1)
UK unemployment	3.4	3.9	5.7	5.7	8.8
UK HPI	46.4	32.6	(0.5)	(0.5)	(32.1)
US GDP	4.8	3.7	2.1	0.4	(3.3)
US unemployment	3.0	3.4	3.7	5.2	8.4
US HPI	36.9	30.2	4.1	-	(17.4)

Sensitivity to UK economic forecasts
	Stage 1		Stage 2		Stage 3		Total
	Δ UK Upward scenario	Δ UK Downward scenario	Δ UK Upward scenario	Δ UK Downward scenario	Δ UK Upward scenario	Δ UK Downward scenario	Δ UK Upward scenario	Δ UK Downward scenario
Gross Exposure (£m)
Corporate loans	79	(13)	(79)	13	-	-	-	-
ECL (£m)
Corporate loans	1	7	(4)	13	(46)	28	(49)	48

Corporate loans: Total ECL decreases by £49m in the Upward scenario predominately driven by more favourable recovery outcomes for large single-names in Stage 3. The Downward scenario results in total ECL impact of £48m, driven by higher coverage (13bps increase) in Stage 2 and less favourable recovery outcomes for large single names in Stage 3.

Barclays Bank PLC 2018 Annual Report on Form 20-F 59

ECL sensitivity analysis to US economic forecasts for key principal portfolios

The table below shows the estimated ECL impact on key principal portfolios for both positive growth (Upward scenario) and a downturn (Downward scenario) of US consensus macroeconomic variables. The inputs for the Downward scenario have been modelled by replacing the Baseline macroeconomic variables by the Downside 1 variables (with no changes to UK and other non-US macroeconomic variables, as highlighted below.) Similarly, the Upward scenario uses Upside 1 UK macroeconomic variables for the Baseline scenario. The Downside 2, Downside 1, Upside 1 and Upside 2 macroeconomic variables are held constant but the probability weights have been re-calibrated. Changes in credit cards, unsecured loans and other retail lending are measured for US cards only.

Scenario probability weighting
	Upside 2%	Upside 1%	Baseline %	Downside 1%	Downside 2%
US Upward scenario	18	33	36	11	2
US Downward scenario	5	14	40	34	7

Macroeconomic variables for US Downward scenario
As at 31 December 2018	Upside 2%	Upside 1%	Baseline %	Downside 1%	Downside 2%
US Upward scenario
UK GDP	4.5	3.1	1.7	0.3	(4.1)
UK unemployment	3.4	3.9	4.3	5.7	8.8
UK HPI	46.4	32.6	3.2	(0.5)	(32.1)
US GDP	4.8	3.7	3.7	0.4	(3.3)
US unemployment	3.0	3.4	3.4	5.2	8.4
US HPI	36.9	30.2	30.2	-	(17.4)
US Downward scenario
UK GDP	4.5	3.1	1.7	0.3	(4.1)
UK unemployment	3.4	3.9	4.3	5.7	8.8
UK HPI	46.4	32.6	3.2	(0.5)	(32.1)
US GDP	4.8	3.7	0.4	0.4	(3.3)
US unemployment	3.0	3.4	5.2	5.2	8.4
US HPI	36.9	30.2	-	-	(17.4)

60 Barclays Bank PLC 2018 Annual Report on Form 20-F

Sensitivity to US economic forecasts

	Stage 1		Stage 2		Stage 3		Total
	Δ US Upward scenario	Δ US Downward scenario	Δ US Upward scenario	Δ US Downward scenario	Δ US Upward scenario	Δ US Downward scenario	Δ US Upward scenario	Δ US Downward scenario
Gross Exposure (£m)
Credit cards, unsecured loans and other retail lending	214	(312)	(214)	312	-	-	-	-
Corporate loans	83	(46)	(83)	46	-	-	-	-
ECL (£m)
Credit cards, unsecured loans and other retail lending	(4)	6	(76)	144	(6)	7	(86)	157
Corporate loans	(3)	10	(15)	34	(35)	54	(53)	98

Credit cards, unsecured loans and other retail lending: Total ECL decreases by £86m in Upward scenario driven by £214m of balance migration as assets transition from Stage 2 to Stage 1 and lower coverage on Stage 2 assets driven by the more favourable consensus forecast. Total ECL impact of £157m in Downward scenario, greater than the Upward scenario, driven by non-linearity effects and the relative severity of the Downward scenario.

Corporate loans: Total ECL increases by £98m in the Downward scenario driven by a less favourable recovery outcome for one large single name in Stage 3, where Barclays estimated additional losses of £39m in addition to the loss estimated under the Baseline scenario (note, the ECL due to this single name was released in Q4 2018 due to improvements in operating efficiency and improvement in forecast revenue streams); and higher coverage in Stage 2 assets driven by the less favourable consensus forecast. There is a greater impact on coverage ratios (Stage 2 in particular) than the UK scenarios driven largely by the underlying portfolio quality, with the US portfolio possessing a higher proportion of unsecured leveraged lending.

Barclays Bank PLC 2018 Annual Report on Form 20-F 61

Risk review

Risk performance

Credit risk

Analysis of the concentration of credit risk

A concentration of credit risk exists when a number of counterparties are located in a common geographical region or are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Barclays Bank Group implements limits on concentrations in order to mitigate the risk. The analyses of credit risk concentrations presented below are based on the location of the counterparty or customer or the industry in which they are engaged.

Geographic concentrations

As at 31 December 2018, the geographic concentration of Barclays Bank Group’s assets decreased in the UK following the transfer of business to Barclays Bank UK PLC. Exposure is concentrated in the Americas 43% (2017: 33%), in the UK 26% (2017: 42%) and Europe 25% (2017: 21%).

Credit risk concentrations by geography (audited)

Barclays Bank Group	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
As at 31 December 2018	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	39,143	51,395	36,045	712	9,064	136,359
Cash collateral and settlement balances	24,611	22,309	22,184	376	4,872	74,352
Loans and advances at amortised cost	54,700	27,470	46,799	3,038	4,952	136,959
Reverse repurchase agreements and other similar secured lending	45	97	68	1,320	83	1,613
Trading portfolio assets	12,296	13,374	34,369	713	3,616	64,368
Financial assets at fair value through the income statement	30,305	20,984	73,475	1,758	13,556	140,078
Derivative financial instruments	69,943	80,003	58,699	1,866	12,172	222,683
Financial assets at fair value through other comprehensive income	9,529	21,546	10,959	163	2,786	44,983
Other assets	448	137	110	1	3	699
Total on-balance sheet	241,020	237,315	282,708	9,947	51,104	822,094

Off-balance sheet:
Contingent liabilities	5,001	3,572	8,996	536	1,289	19,394
Loan commitments	42,224	34,447	175,951	1,836	3,310	257,768
Total off-balance sheet	47,225	38,019	184,947	2,372	4,599	277,162
Total	288,245	275,334	467,655	12,319	55,703	1,099,256

Credit risk concentrations by geography (audited)

Barclays Bank Group	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
As at 31 December 2017	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	53,069	57,158	56,034	57	4,718	171,036
Cash collateral and settlement balances	23,856	24,311	23,440	870	4,695	77,172
Loans and advances at amortised cost	240,689	27,211	47,850	3,385	5,455	324,590
Reverse repurchase agreements and other similar secured lending	203	375	10,521	32	1,415	12,546
Trading portfolio assets	10,604	13,621	25,679	473	3,958	54,335
Financial assets at fair value through the income statement	33,923	23,724	46,288	1,611	6,065	111,611
Derivative financial instruments	81,974	81,566	57,858	2,792	13,797	237,987
Financial investments - debt securities	17,471	23,598	14,110	114	1,836	57,129
Other assets	1,551	1,179	148	33	83	2,994
Total on-balance sheet	463,340	252,743	281,928	9,367	42,022	1,049,400

Off-balance sheet:
Contingent liabilities	7,603	3,039	6,708	529	1,133	19,012
Loan commitments	105,912	36,084	168,003	1,608	3,966	315,573
Total off-balance sheet	113,515	39,123	174,711	2,137	5,099	334,585
Total	576,855	291,866	456,639	11,504	47,121	1,383,985

62 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Industry concentrations

As at 31 December 2018, the concentration of Barclays Bank Group’s assets by industry increased in banks and other financial institutions following the transfer of business to Barclays Bank UK PLC. Total assets concentrated in banks and other financial institutions is 46% (2017: 36%), predominantly within derivative financial instruments and financial assets. The proportion of the overall balance concentrated in governments and central banks is 21% (2017: 20%).

Credit risk concentrations by industry (audited)
Barclays Bank Group	Banks	Other financial insti- tutions	Manu- facturing	Const- ruction and property	Govern- ment and central bank	Energy and water	Wholesale and retail distribution and leisure	Business and other services	Home loans	Cards, unsecured loans and other personal lending	Other	Total
As at 31 December 2018	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	-	-	-	-	136,359	-	-	-	-	-	-	136,359
Cash collateral and settlement balances	17,294	48,340	498	75	6,470	386	223	717	-	-	349	74,352
Loans and advances at amortised cost	9,692	17,734	8,379	13,143	3,474	5,442	9,678	17,222	13,160	32,818	6,217	136,959
Reverse repurchase agreements and other similar secured lending	1,369	169	-	37	38	-	-	-	-	-	-	1,613
Trading portfolio assets	3,502	9,550	3,825	897	34,817	4,202	1,202	3,481	-	-	2,892	64,368
Financial assets at fair value through the income statement	30,374	96,708	-	5,371	5,295	31	13	1,881	405	-	-	140,078
Derivative financial instruments	123,999	80,302	2,390	1,974	5,987	2,791	486	2,012	-	-	2,742	222,683
Financial assets at fair value through other comprehensive income	11,066	1,880	-	200	31,701	-	-	136	-	-	-	44,983
Other assets	288	411	-	-	-	-	-	-	-	-	-	699
Total on-balance sheet	197,584	255,094	15,092	21,697	224,141	12,852	11,602	25,449	13,565	32,818	12,200	822,094

Off-balance sheet:
Contingent liabilities	939	3,841	3,470	626	980	3,491	952	3,455	-	116	1,524	19,394
Loan commitments	1,265	42,844	39,827	12,280	1,629	26,520	14,127	21,702	1,409	71,781	24,384	257,768
Total off-balance sheet	2,204	46,685	43,297	12,906	2,609	30,011	15,079	25,157	1,409	71,897	25,908	277,162
Total	199,788	301,779	58,389	34,603	226,750	42,863	26,681	50,606	14,974	104,715	38,108	1,099,256

Barclays Bank PLC 2018 Annual Report on Form 20-F 63

Credit risk concentrations by industry (audited)
Barclays Bank Group	Banks	Other financial insti- tutions	Manu- facturing	Const- ruction and property	Govern- ment and central bank	Energy and water	Wholesale and retail distribution and leisure	Business and other services	Home loans	Cards, unsecured loans and other personal lending	Other	Total
As at 31 December 2017	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	-	-	-	-	171,036	-	-	-	-	-	-	171,036
Cash collateral and settlement balances	18,395	48,586	124	233	8,219	585	75	577	-	-	378	77,172
Loans and advances at amortised cost	9,931	26,338	9,125	23,473	9,097	5,519	12,375	19,906	147,002	54,205	7,619	324,590
Reverse repurchase agreements and other similar secured lending	7,241	4,844	-	153	307	-	-	1	-	-	-	12,546
Trading portfolio assets	4,683	10,666	3,311	807	26,030	3,900	598	3,324	128	-	888	54,335
Financial assets at fair value through the income statement	21,468	78,506	38	4,666	4,812	2	3	2,083	28	-	5	111,611
Derivative financial instruments	126,248	87,466	2,383	2,103	5,811	8,179	576	3,096	-	-	2,125	237,987
Financial investments - debt securities	10,193	1,379	-	-	44,780	103	-	674	-	-	-	57,129
Other assets	2,229	744	-	-	21	-	-	-	-	-	-	2,994
Total on-balance sheet	200,388	258,529	14,981	31,435	270,113	18,288	13,627	29,661	147,158	54,205	11,015	1,049,400

Off-balance sheet:
Contingent liabilities	1,572	3,556	3,236	675	8	2,605	969	4,947	4	389	1,051	19,012
Loan commitments	1,550	31,427	38,105	12,956	384	31,702	14,507	34,415	10,785	126,169	13,573	315,573
Total off-balance sheet	3,122	34,983	41,341	13,631	392	34,307	15,476	39,362	10,789	126,558	14,624	334,585
Total	203,510	293,512	56,322	45,066	270,505	52,595	29,103	69,023	157,947	180,763	25,639	1,383,985

64 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Approach to management and representation of credit quality

Asset credit quality

The credit quality distribution is based on the IFRS 9 12-month probability of default (PD) at the reporting date. Comparatives are based on the regulatory capital point in time probability of default (PD).

The Barclays Bank Group uses the following internal measures to determine credit quality for loans:

Retail and Wholesale lending
Default Grade	Probability of default	Credit Quality Description

1-3	0.0 to < 0.05%	Strong

4-5	0.05 to < 0.15%

6-8	0.15 to < 0.30%

9-11	0.30 to < 0.60%

12-14	0.60 to < 2.15%	Satisfactory

15-19	2.15 to < 11.35%

20-21	11.35% to < 100%	Higher Risk

22	100%	Credit Impaired

For retail clients, a range of analytical tools is used to derive the probability of default of clients at inception and on an ongoing basis.

These credit quality descriptions can be summarised as follows:

Strong: there is a very high likelihood of the asset being recovered in full.

Satisfactory: while there is a high likelihood that the asset will be recovered and therefore, of no cause for concern to the Barclays Bank Group, the asset may not be collateralised, or may relate to unsecured retail facilities. At the lower end of this grade there are customers that are being more carefully monitored, for example, corporate customers which are indicating some evidence of deterioration, mortgages with a high loan to value, and unsecured retail loans operating outside normal product guidelines.

Higher risk: there is concern over the obligor’s ability to make payments when due. However, these have not yet converted to actual delinquency. There may also be doubts over the value of collateral or security provided. However, the borrower or counterparty is continuing to make payments when due and is expected to settle all outstanding amounts of principal and interest.

Debt securities

For assets held at fair value, the carrying value on the balance sheet will include, among other things, the credit risk of the issuer. Most listed and some unlisted securities are rated by external rating agencies. The Barclays Bank Group mainly uses external credit ratings provided by Standard & Poor’s, Fitch or Moody’s. Where such ratings are not available or are not current, the Barclays Bank Group will use its own internal ratings for the securities.

Balance sheet credit quality

The following tables present the credit quality of Barclays Bank Group assets exposed to credit risk.

Overview

As at 31 December 2018, the ratio of the Barclays Bank Group’s on-balance sheet assets classified as strong (0.0 < 0.60%) remained stable at 86% (2017: 87%) of total assets exposed to credit risk.

Barclays Bank PLC 2018 Annual Report on Form 20-F 65

Balance sheet credit quality (audited)
Barclays Bank Group	PD Range	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total

As at 31 December 2018		£m	£m	£m	£m	%	%	%	%

Cash and balances at central banks		136,359	-	-	136,359	100	-	-	100

Cash collateral and settlement balances		67,585	6,763	4	74,352	91	9	-	100

Loans and advances at amortised cost

Home loans		8,993	3,220	947	13,160	69	24	7	100

Credit cards, unsecured and other retail lending		14,893	17,489	1,409	33,791	44	52	4	100

Corporate loans		65,080	23,562	1,366	90,008	72	26	2	100

Total loans and advances at amortised cost		88,966	44,271	3,722	136,959	65	32	3	100

Reverse repurchase agreements and other similar secured lending		1,125	444	44	1,613	69	28	3	100

Trading portfolio assets:

Debt securities		51,747	4,998	389	57,134	90	9	1	100

Traded loans		1,903	4,368	963	7,234	27	60	13	100

Total trading portfolio assets		53,650	9,366	1,352	64,368	83	15	2	100

Financial assets at fair value through the income statement:

Loans and advances		9,487	6,109	48	15,644	61	39	-	100

Debt securities		4,378	76	61	4,515	97	2	1	100

Reverse repurchase agreements		86,237	31,813	1,341	119,391	72	27	1	100

Other financial assets		524	4	-	528	99	1	-	100

Total financial assets at fair value through the income statement		100,626	38,002	1,450	140,078	72	27	1	100

Derivative financial instruments		211,841	10,790	52	222,683	95	5	-	100

Financial assets at fair value through other comprehensive income		44,835	148	-	44,983	100	-	-	100

Other assets		426	273	-	699	61	39	-	100

Total on-balance sheet		705,413	110,057	6,624	822,094	86	13	1	100

66 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Credit risk

Balance sheet credit quality (audited)

Barclays Bank Group	PD range	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total

As at 31 December 2017		£m	£m	£m	£m	%	%	%	%
Cash and balances at central banks		171,036	-	-	171,036	100	-	-	100
Cash collateral and settlement balances		72,281	4,619	272	77,172	94	6	-	100
Loans and advances at amortised cost
Home loans		135,576	5,781	5,645	147,002	92	4	4	100
Credit cards, unsecured and other retail lending[a]		13,195	34,897	7,675	55,767	24	63	13	100

Corporate loans		76,361	33,093	12,367	121,821	63	27	10	100
Total loans and advances at amortised cost		225,132	73,771	25,687	324,590	69	23	8	100
Reverse repurchase agreements and other similar secured lending		11,430	1,101	15	12,546	91	9	-	100
Trading portfolio assets:

Debt securities		48,484	2,085	626	51,195	95	4	1	100

Traded loans		1,432	1,189	519	3,140	45	38	17	100
Total trading portfolio assets		49,916	3,274	1,145	54,335	92	6	2	100
Financial assets designated at fair value:

Loans and advances		9,457	817	763	11,037	86	7	7	100

Debt securities		-	15	-	15	-	100	-	100

Reverse repurchase agreements		82,263	17,692	85	100,040	82	18	-	100

Other financial assets		482	37	-	519	93	7	-	100
Total financial assets designated at fair value		92,202	18,561	848	111,611	82	17	1	100
Derivative financial instruments		229,580	7,863	544	237,987	97	3	-	100
Financial investments - debt securities		57,107	18	4	57,129	100	-	-	100
Other assets		2,544	409	41	2,994	85	14	1	100
Total on-balance sheet		911,228	109,616	28,556	1,049,400	87	10	3	100

Note

a  2017 figures restated to more accurately reflect the credit quality distribution within credit cards, unsecured and other retail lending

Barclays Bank PLC 2018 Annual Report on Form 20-F 67

Credit exposures by internal PD grade

Credit risk profile by internal PD grade for loans and advances at amortised cost (audited)

		Gross carrying amount				Allowance for ECL				Net exposure	ECL coverage
Barclays Bank Group	PD range	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Credit quality description	%	£m	£m	£m	£m	£m	£m	£m	£m	£m	%

Strong	0.0 to < 0.60%	86,875	2,223	-	89,098	106	26	-	132	88,966	0.1

Satisfactory	0.60 to < 11.35%	35,475	9,752	-	45,227	356	600	-	956	44,271	2.1

Higher Risk	11.35% to < 100%	239	2,049	-	2,288	27	629	-	656	1,632	28.7

Credit Impaired	100%	-	-	4,189	4,189	-	-	2,099	2,099	2,090	50.1
Total		122,589	14,024	4,189	140,802	489	1,255	2,099	3,843	136,959	2.7

Credit risk profile by internal PD grade for contingent liabilities[a] (audited)

		Gross carrying amount				Allowance for ECL				Net exposure	ECL coverage
Barclays Bank Group	PD range	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Credit quality description	%	£m	£m	£m	£m	£m	£m	£m	£m	£m	%

Strong	0.0 to < 0.60%	14,089	444	-	14,533	5	3	-	8	14,525	0.1

Satisfactory	0.60 to < 11.35%	3,542	964	-	4,506	11	13	-	24	4,482	0.5

Higher Risk	11.35% to < 100%	48	229	-	277	-	11	-	11	266	4.0

Credit Impaired	100%	-	-	74	74	-	-	2	2	72	2.7
Total		17,679	1,637	74	19,390	16	27	2	45	19,345	0.2

Credit risk profile by internal PD grade for loan commitments[a] (audited)

		Gross carrying amount				Allowance for ECL				Net exposure	ECL coverage
Barclays Bank Group	PD range	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Credit quality description	%	£m	£m	£m	£m	£m	£m	£m	£m	£m	%

Strong	0.0 to < 0.60%	172,159	4,584	-	176,743	17	4	-	21	176,722	-

Satisfactory	0.60 to < 11.35%	58,084	7,750	-	65,834	55	40	-	95	65,739	0.1

Higher Risk	11.35% to < 100%	668	2,473	-	3,141	3	33	-	36	3,105	1.1

Credit Impaired	100%	-	-	347	347	-	-	20	20	327	5.8
Total		230,911	14,807	347	246,065	75	77	20	172	245,893	0.1

Note

a Excludes loan commitments and financial guarantees carried at fair value amounting £11.7bn for Barclays Bank Group.

Stage 1 higher risk assets, presented gross of associated collateral held, are of weaker credit quality but have not significantly deteriorated since origination. Examples would include leveraged corporate loans or non-prime credit cards.

IFRS 9 Stage 1 and Stage 2 classification is not dependent solely on the absolute probability of default but on elements that determine a Significant Increase in Credit Risk (see Note 9 on page 129), including relative movement in probability of default since initial recognition. There is therefore no direct relationship between credit quality and IFRS 9 stage classification.

68 Barclays Bank PLC 2018 Annual Report on Form 20-F

Analysis of specific portfolios and asset types

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 82% of Barclays Bank Group’s total credit cards, unsecured loans and other retail lending.

Credit cards and unsecured loans principal portfolios
	Gross loans and advances £m	30 day arrears, excluding recovery book %	90 day arrears, excluding recovery book %	Annualised gross charge-off rate %
As at 31 December 2018
US cards	22,178	2.7	1.4	5.7
Barclays partner finance	4,216	1.1	0.4	2.3
Germany consumer lending	3,545	1.9	0.8	2.9
As at 31 December 2017
US cards	21,350	2.6	1.3	5.0
Barclays partner finance	3,814	1.3	0.5	2.6
Germany consumer lending	3,384	2.3	1.0	3.2

US cards: The annualised gross charge-off rate increased to 5.7% (2017: 5.0%) broadly in line with trends across the industry and change in portfolio mix reflecting a one-off asset sale benefitting 2017.

Barclays partner finance: 30 and 90 day arrear rates reduced driven by improved quality of new business and better arrears management.

Germany consumer lending: Arrears and charge off rates reduced due to improved performance in collections along with booking lower risk business.

Barclays Bank PLC 2018 Annual Report on Form 20-F 69

Risk review

Risk performance

Market risk

Summary of Contents	Page
◾ Market risk overview and summary of performance	71	Outlines key measures used to summarise the market risk profile of the bank such as value at risk (VaR). A distinction is made between management and regulatory measures.
◾ Traded market risk ◾ Review of management measures – The daily average, maximum and minimum values of management VaR – Business scenario stresses	72 72 72 72

Barclays Bank Group discloses details on management measures of market risk. Total management VaR includes all trading positions and is presented on a diversified basis by risk factor.

This section also outlines the macroeconomic conditions modelled as part of Barclays Bank Group’s risk management framework.

70 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Market risk

Market risk

The risk of loss arising from potential adverse changes in the value of the firm’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

All disclosures in this section (pages 71 to 86) are unaudited unless otherwise stated.

Overview of market risk

This section contains key statistics describing the market risk profile of Barclays Bank Group:

◾	page 30 covers the management of market risk. Management measures are shown on page 72.

Measures of market risk in Barclays Bank Group and accounting measures

Traded market risk measures such as VaR and balance sheet exposure measures have fundamental differences:

◾	balance sheet measures show accruals-based balances or marked to market values as at the reporting date

◾	VaR measures also take account of current marked to market values, but in addition hedging effects between positions are considered

◾	market risk measures are expressed in terms of changes in value or volatilities as opposed to static values.

For these reasons, it is not possible to present direct reconciliations of traded market risk and accounting measures.

Summary of performance in the period

◾	Overall, Barclays Bank Group has maintained a steady risk profile

◾	Measures of traded market risk have been relatively stable over 2018.

Key metrics

Average management Value at Risk in 2018 at £20m (2017: £19m) remained relatively stable:

+5%

This small increase was driven by a higher volatility environment compared to 2017.

Barclays Bank PLC 2018 Annual Report on Form 20-F 71

Traded market risk review

Review of management measures

The following disclosures provide details on management measures of market risk.

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and the supporting Barclays Bank Group Treasury desks.

Limits are applied against each risk factor VaR as well as total Management VaR, which are then cascaded further by risk managers to each business.

The daily average, maximum and minimum values of management VaR

Management VaR (95%, one day) (audited)
	2018			2017
For the year ended 31 December[a]	Average £m	High[b] £m	Low[b] £m	Average £m	High[b] £m	Low[b] £m

Credit risk	11	16	8	12	18	8

Interest rate risk	8	18	3	8	15	4

Equity risk	7	14	4	8	14	4

Basis risk	6	8	4	5	6	3

Spread risk	6	9	3	5	8	3

Foreign exchange risk	3	7	1	3	7	2

Commodity risk	1	2	-	2	3	1

Inflation risk	3	4	2	2	4	1

Diversification effect[b]	(25)	n/a	n/a	(26)	n/a	n/a

Total management VaR	20	27	15	19	26	14

Notes

a	Excludes BAGL from 23 July 2018.
b

Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Management VaR remained relatively stable year–on–year. The marginal increase in average management VaR in 2018 was due to a higher volatility environment compared to 2017.

Barclays Bank Group Management VaRa (£m)

a	Excludes BAGL from 23 July 2018.

Business scenario stresses

As part of Barclays Bank Group’s risk management framework, on a regular basis the performance of the trading business in hypothetical scenarios characterised by severe macroeconomic conditions is modelled. Up to seven global scenarios are modelled on a regular basis, for example, a sharp deterioration in liquidity, a slowdown in the global economy, global recession, and a sharp increase in economic growth.

In 2018, the scenario analyses showed that the largest market risk related impacts would be due to a severe deterioration in financial liquidity and global recession.

72 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Treasury and Capital risk

Summary of Contents	Page
Liquidity risk performance
◾ Liquidity risk overview ◾ Liquidity risk stress testing	74 74

The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the apporpriate amount, tenor and composition of funding and liquidity to support its assets.

This section provides an overview of the Barclays Bank Group’s liquidity risk.

◾ Contractual maturity of financial assets and liabilities	75	Provides details on the contractual maturity of all financial instruments and other assets and liabilities.
Capital risk performance
◾ Capital risk overview – Capital ratios – Capital resources – Capital Requirements Regulation leverage ratio	79 79 79 79

Capital risk is the risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the firm’s pension plans.

This section details Barclays’ capital and leverage position.

◾ Foreign exchange risk – Transactional foreign currency exposure – Translational foreign exchange exposure – Functional currency of operations	80 80 80 80	Barclays Bank Group disclosures the two sources of foreign exchange risk that it is exposed to.
◾ Pension risk review – Assets and liabilities – IAS 19 position – Risk measurement	81 81 82 82	A review focusing on the UK retirement fund, which represents the majority of Barclays Bank Group’s total retirement benefit obligation.
Interest rate risk in the banking book performance

◾  Interest rate risk in the banking book overview and summary of performance

◾  Net interest income sensitivity

◾  Analysis of equity sensitivity

◾  Volatility of the FVOCI portfolio in the liquidity pool

83 84 85 86

A description of the non-traded market risk framework is provided. Barclays Bank Group discloses a sensitivity analysis on pre-tax net interest income for non-trading financial assets and liabilities. The analysis is carried out by currency.

Barclays Bank Group discloses the overall impact of a parallel shift in interest rates on other comprehensive income and cash flow hedges.

Barclays Bank Group measures the volatility of the value of the FVOCI instruments in the liquidity pool through non-traded market risk VaR.

Barclays Bank PLC 2018 Annual Report on Form 20-F 73

Risk review

Risk performance

Treasury and Capital risk

Liquidity risk

The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

All disclosures in this section (pages 74 to 86) are unaudited unless otherwise stated.

Overview

The liquidity pool increased to £182bn (June 2018: £171bn) driven largely by franchise led net deposit growth during the period. The strong liquidity position reflects the Barclays Bank Group’s prudent approach given the continued macroeconomic uncertainty.

For the purpose of liquidity management, Barclays Bank PLC and its subsidiary Barclays Capital Securities Limited, a UK broker dealer entity, are monitored on a combined basis by the PRA under a Domestic Liquidity Sub-Group (Barclays Bank PLC DoLSub) arrangement.

Liquidity risk stress testing

The liquidity risk assessment measures the potential contractual and contingent stress outflows under a range of stress scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The scenarios include a 30-day Barclays-specific stress event, a 90-day market-wide stress event and a 30-day combined scenario consisting of both a Barclays-specific and market-wide stress event.

The CRD IV Delegated Act Liquidity Coverage Ratio (LCR) requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

As at 31 December 2018, Barclays Bank PLC DoLSub held eligible liquidity assets in excess of 100% of the net stress outflows to its internal and external regulatory requirements. The proportion of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to that for the Barclays Group.

As at 31.12.18 £bn
Barclays Bank Group liquidity pool	182

Contractual maturity of financial assets and liabilities

The table below provides detail on the contractual maturity of all financial instruments and other assets and liabilities. Derivatives (other than those designated in a hedging relationship) and trading portfolio assets and liabilities are included in the ‘on demand’ column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity since they are not held for settlement according to such maturity and will frequently be settled before contractual maturity at fair value. Derivatives designated in a hedging relationship are included according to their contractual maturity.

74 Barclays Bank PLC 2018 Annual Report on Form 20-F

Contractual maturity of financial assets and liabilities (audited)
Barclays Bank Group	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
As at 31 December 2018	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	134,824	1,353	118	–	64	–	–	–	–	–	136,359
Cash collateral and settlement balances	2,388	71,909	27	–	22	2	–	4	–	–	74,352
Loans and advances at amortised cost	8,902	9,674	6,047	3,882	5,497	19,601	18,900	25,858	15,019	23,579	136,959
Reverse repurchase agreements and other similar secured lending	31	550	–	–	–	586	446	–	–	–	1,613
Trading portfolio assets	104,038	–	–	–	–	–	–	–	–	–	104,038
Financial assets at fair value through the income statement	13,590	112,648	7,108	3,124	2,279	3,921	154	286	535	1,605	145,250
Derivative financial instruments	222,522	–	6	1	4	14	11	11	93	21	222,683
Financial assets at fair value through other comprehensive income	11	2,474	1,361	1,119	2,041	5,535	2,402	7,290	17,387	5,374	44,994
Other financial assets	333	303	56	–	7	–	–	–	–	–	699
Total financial assets	486,639	198,911	14,723	8,126	9,914	29,659	21,913	33,449	33,034	30,579	866,947
Other assets											10,753
Total assets											877,700
Liabilities

Deposits at amortised cost	155,788	29,273	6,062	2,410	2,314	1,160	694	541	349	746	199,337
Cash collateral and settlement balances	3,446	64,283	5	2	–	–	–	–	–	–	67,736
Repurchase agreements and other similar secured borrowing	1,331	5,560	–	–	–	3	–	–	484	–	7,378
Debt securities in issue	26	13,718	5,740	4,361	4,235	4,373	982	1,152	4,278	198	39,063
Subordinated liabilities	–	306	–	78	45	1,951	8,269	11,850	5,940	6,888	35,327
Trading portfolio liabilities	36,614	–	–	–	–	–	–	–	–	–	36,614
Financial liabilities designated at fair value	14,280	144,561	6,809	9,050	3,577	10,365	5,689	7,116	4,415	11,879	217,741
Derivative financial instruments	219,527	10	–	–	–	3	3	3	3	43	219,592
Other financial liabilities	141	1,982	–	–	–	343	–	–	–	–	2,466
Total financial liabilities	431,153	259,693	18,616	15,901	10,171	18,198	15,637	20,662	15,469	19,754	825,254
Other liabilities											4,735
Total liabilities											829,989
Cumulative liquidity gap	55,486	(5,296)	(9,189)	(16,964)	(17,221)	(5,760)	516	13,303	30,868	41,693	47,711

Barclays Bank PLC 2018 Annual Report on Form 20-F 75

Risk review

Risk performance

Treasury and Capital risk

Contractual maturity of financial assets and liabilities (audited)
Barclays Bank Group	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
As at 31 December 2017	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	170,190	846	–	–	–	–	–	–	–	–	171,036
Cash collateral and settlement balances	1,794	75,327	32	2	14	3	–	–	–	–	77,172
Loans and advances at amortised cost	13,551	25,845	9,735	5,594	7,733	36,213	26,244	39,978	48,382	111,315	324,590
Reverse repurchase agreements and other similar secured lending	7,522	4,446	578	–	–	–	–	–	–	–	12,546

Trading portfolio assets	113,755	–	–	–	–	–	–	–	–	–	113,755
Financial assets at fair value through the income statement	14,800	77,289	8,828	4,570	1,252	2,095	160	196	557	6,535	116,282
Derivative financial instruments	237,741	41	81	–	–	71	22	15	1	15	237,987
Financial investments	30	2,378	2,717	97	504	5,675	3,928	16,162	17,107	10,365	58,963
Financial assets at fair value through other comprehensive income	–	–	–	–	–	–	–	–	–	–	–
Other financial assets	2,153	725	–	–	–	116	–	–	–	–	2,994
Total financial assets	561,536	186,897	21,971	10,263	9,503	44,173	30,354	56,351	66,047	128,230	1,115,325
Other assets[a]											14,018
Total assets											1,129,343
Liabilities

Deposits at amortised cost	338,550	39,405	8,083	3,820	3,823	2,754	634	1,198	266	656	399,189
Cash collateral and settlement balances	1,808	66,291	16	4	19	4	1	–	–	–	68,143
Repurchase agreements and other similar secured borrowing	3,550	17,841	4,516	2,136	1,396	310	93	10,006	490	–	40,338
Debt securities in issue	907	17,025	8,395	5,107	1,562	6,654	3,881	11,944	9,502	4,409	69,386
Subordinated liabilities	–	2,402	791	7	23	57	1,949	8,751	5,866	4,347	24,193
Trading portfolio liabilities	37,352	–	–	–	–	–	–	–	–	–	37,352
Financial liabilities designated at fair value	13,298	102,860	10,570	5,918	3,139	10,515	7,281	5,879	4,923	9,335	173,718
Derivative financial instruments	237,242	10	3	–	–	10	5	4	41	1,030	238,345
Other financial liabilities	446	4,557	–	–	–	671	–	–	–	–	5,674
Total financial liabilities	633,153	250,391	32,374	16,992	9,962	20,975	13,844	37,782	21,088	19,777	1,056,338
Other liabilities											7,271
Total liabilities											1,063,609
Cumulative liquidity gap	(71,617)	(135,111)	(145,514)	(152,243)	(152,702)	(129,504)	(112,994)	(94,425)	(49,466)	58,987	65,734

76 Barclays Bank PLC 2018 Annual Report on Form 20-F

Expected maturity date may differ from the contractual dates, to account for:

◾	trading portfolio assets and liabilities and derivative financial instruments, which may not be held to maturity as part of Barclays Bank Group’s trading strategies
◾

corporate and retail deposits, which are included within deposits at amortised cost, are repayable on demand or at short notice on a contractual basis. In practice, these instruments form a stable base for Barclays Bank Group’s operations and liquidity needs because of the broad base of customers, both numerically and by depositor type

◾

loans to corporate and retail customers, which are included within loans and advances at amortised cost and financial assets at fair value, may be repaid earlier in line with terms and conditions of the contract

◾	debt securities in issue, subordinated liabilities, and financial liabilities designated at fair value, may include early redemption features.

Contractual maturity of financial liabilities on an undiscounted basis

The table below presents the cash flows payable by the Barclays Bank Group under financial liabilities by remaining contractual maturities at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows of all financial liabilities (i.e. nominal values).

The balances in the below table do not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal as well as those associated with all future coupon payments.

Derivative financial instruments held for trading and trading portfolio liabilities are included in the on demand column at their fair value.

Contractual maturity of financial liabilities - undiscounted (audited)
Barclays Bank Group	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2018
Deposits at amortised cost	155,788	29,301	6,066	4,739	1,887	568	412	816	199,577
Cash collateral and settlement balances	3,446	64,295	5	2	–	–	–	–	67,748
Repurchase agreements and other similar secured borrowing	1,331	5,561	–	–	3	–	486	–	7,381
Debt securities in issue	26	13,749	5,779	8,637	5,454	1,195	4,519	229	39,588
Subordinated liabilities	–	306	–	123	10,477	12,420	6,867	10,393	40,586
Trading portfolio liabilities	36,614	–	–	–	–	–	–	–	36,614
Financial liabilities designated at fair value	14,280	144,693	6,948	12,731	16,528	7,679	5,008	17,621	225,488
Derivative financial instruments	219,527	13	–	–	6	3	4	59	219,612
Other financial liabilities	141	1,982	–	–	343	–	–	–	2,466
Total financial liabilities	431,153	259,900	18,798	26,232	34,698	21,865	17,296	29,118	839,060

As at 31 December 2017
Deposits at amortised cost	338,550	39,421	8,087	7,650	3,405	1,200	267	725	399,305
Cash collateral and settlement balances	1,808	66,298	16	24	5	–	–	–	68,151
Repurchase agreements and other similar secured borrowing	3,550	17,846	4,526	3,557	410	10,259	490	–	40,638
Debt securities in issue	907	17,205	8,497	6,810	10,983	12,053	9,726	4,465	70,646
Subordinated liabilities	–	2,790	1,739	559	4,985	9,789	5,929	6,208	31,999
Trading portfolio liabilities	37,352	–	–	–	–	–	–	–	37,352
Financial liabilities designated at fair value	13,298	102,982	10,609	9,118	18,142	6,177	5,490	12,827	178,643
Derivative financial instruments	237,242	9	3	–	15	5	48	1,755	239,077
Other financial liabilities	446	4,557	–	–	671	–	–	–	5,674
Total financial liabilities	633,153	251,108	33,477	27,718	38,616	39,483	21,950	25,980	1,071,485

Barclays Bank PLC 2018 Annual Report on Form 20-F 77

Maturity of off-balance sheet commitments received and given (audited)

The table below presents the maturity split of the Barclays Bank Group’s off-balance sheet commitments received and given at the balance sheet date. The amounts disclosed in the table are the undiscounted cash flows (i.e. nominal values) on the basis of earliest opportunity at which they are available.

Maturity analysis of off-balance sheet commitments received (audited)
Barclays Bank Group	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2018
Guarantees, letters of credit and credit insurance	5,581	110	20	13	16	65	10	33	10	5	5,863
Other commitments received	93	42	–	–	–	–	–	–	–	–	135
Total off-balance sheet commitments received	5,674	152	20	13	16	65	10	33	10	5	5,998

As at 31 December 2017
Guarantees, letters of credit and credit insurance	6,373	5	2	3	1	8	7	5	3	4	6,411
Other commitments received	–	29	–	–	–	–	–	–	–	–	29
Total off-balance sheet commitments received	6,373	34	2	3	1	8	7	5	3	4	6,440

Maturity analysis of off-balance sheet commitments given (audited)
Barclays Bank Group	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2018
Contingent liabilities	15,435	1,102	553	145	170	415	435	641	319	179	19,394
Documentary credits and other short-term trade related transactions	70	1,263	325	55	14	11	3	–	–	–	1,741
Standby facilities, credit lines and other commitments	250,802	1,734	1,311	397	667	311	257	424	19	105	256,027
Total off-balance sheet commitments given	266,307	4,099	2,189	597	851	737	695	1,065	338	284	277,162

As at 31 December 2017
Contingent liabilities	16,047	1,085	560	92	242	346	80	59	245	256	19,012
Documentary credits and other short-term trade related transactions	34	593	147	26	6	5	1	–	–	–	812
Standby facilities, credit lines and other commitments	311,481	1,144	883	77	778	44	47	259	2	46	314,761
Total off-balance sheet commitments given	327,562	2,822	1,590	195	1,026	395	128	318	247	302	334,585

78 Barclays Bank PLC 2018 Annual Report on Form 20-F

Capital risk

The risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the firm’s pension plans.

All disclosures in this section (pages 79 to 86) are unaudited unless otherwise stated.

Overview

Barclays Bank PLC is currently regulated by the Prudential Regulation Authority (PRA) on a solo-consolidated basis. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, subject to PRA approval. The disclosures below provide key capital metrics for Barclays Bank PLC solo-consolidated with further information on its risk profile included in the Barclays PLC Pillar 3 Report FY 2018.

As at 31 December 2018, Barclays Bank PLC Solo’s transitional CET1 ratio was 13.5% which exceeded the 2018 transitional minimum requirement.

Capital ratios[a,b,c]
As at 31 December	2018	2017
Common equity tier 1 (CET1)	13.5%	13.6%
Tier 1 (T1)	18.4%	18.0%
Total regulatory capital	22.2%	22.9%

Capital resources[a] (audited)
As at 31 December	2018 £bn	2017 £bn
CET1 capital	23.4	35.5
T1 capital	31.9	47.0
Total regulatory capital	38.4	59.8

Total risk weighted assets (unaudited)	173.2	261.4

Capital Requirements Regulation (CRR) leverage ratio[a]
As at 31 December	2018 £bn	2017 £bn
CRR leverage ratio	4.0%	4.5%
T1 capital	31.9	47.0
CRR leverage exposure	791	1,038

a

Capital, RWAs and leverage are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.

b	The fully loaded CET1 ratio was 12.6%, with £21.5bn of CET1 capital and £170.0bn of RWAs calculated without applying the transitional arrangements of the CRR.
c

The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC Tier 2 Contingent Capital Notes, was 13.5%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Barclays Bank PLC 2018 Annual Report on Form 20-F 79

Risk review

Risk performance

Treasury and Capital risk

Foreign exchange risk (audited)

Barclays Bank Group is exposed to two sources of foreign exchange risk.

a) Transactional foreign currency exposure

Transactional foreign currency exposures represent exposure on banking assets and liabilities, denominated in currencies other than the functional currency of the transacting entity.

Barclays Bank Group risk management policies prevent the holding of significant open positions in foreign currencies outside the trading portfolio managed by Barclays International which is monitored through VaR.

Banking book transactional foreign exchange risk outside of Barclays International is monitored on a daily basis by the market risk function and minimised by the businesses.

b) Translational foreign exchange exposure

Barclays Bank Group investments in overseas subsidiaries and branches create capital resources denominated in foreign currencies, principally USD and EUR. Changes in the GBP value of the net investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in CET1 capital.

Barclays Bank Group strategy is to minimise the volatility of the capital ratios caused by foreign exchange movements, by matching the CET1 capital movements to the revaluation of Barclays Bank Group foreign currency RWA exposures.

Functional currency of operations (audited)
	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre- economic hedges £m	Economic hedges £m	Remaining structural currency exposures £m
As at 31 December 2018
USD	28,857	(12,322)	(2,931)	13,604	(4,827)	8,777
EUR	2,672	(3)	-	2,669	(2,146)	523
ZAR	5	-	-	5	-	5
JPY	489	-	-	489	-	489
Other	2,021	-	(37)	1,984	-	1,984
Total	34,044	(12,325)	(2,968)	18,751	(6,973)	11,778

As at 31 December 2017
USD	27,848	(12,404)	(540)	14,904	(6,153)	8,751
EUR	2,489	(3)	-	2,486	(2,127)	359
ZAR	8	-	-	8	-	8
JPY	467	(152)	(301)	14	-	14
Other	2,475	-	(1,299)	1,176	-	1,176
Total	33,287	(12,559)	(2,140)	18,588	(8,280)	10,308

The economic hedges primarily represent the USD and EUR preference shares and Additional Tier 1 (AT1) instruments that are held as equity. These are accounted for at historical cost under IFRS and do not qualify as hedges for accounting purposes.

During 2018, total structural currency exposure net of hedging instruments increased by £1.5bn to £11.8bn (2017: £10.3bn). Foreign currency net investments increased by £0.7bn to £34bn (2017: £33.3bn) driven predominantly by a £1bn increase in US Dollars and a £0.2bn increase in Euro offset by a £0.5bn decrease in other currencies. The hedges associated with these investments increased by £0.6bn to £15.3bn (2017: £14.7bn).

80 Barclays Bank PLC 2018 Annual Report on Form 20-F

Pension risk review

The UK Retirement Fund (UKRF) represents approximately 99% of Barclays Bank Group’s total retirement benefit obligations. As such this risk review section focuses exclusively on the UKRF. The UKRF is closed to new entrants and there is no new final salary benefit being accrued. Existing active members accrue a combination of a cash balance benefit and a defined contribution element. Pension risk arises as the market value of the pension fund assets may decline, investment returns may reduce or the estimated value of the pension liabilities may increase.

Assets

The Trustee Board of the UKRF defines its overall long-term investment strategy with investments across a broad range of asset classes. This results in an appropriate mix of return seeking assets as well as liability matching assets to better match future pension obligations. The main market risks within the asset portfolio are interest rates and equities. The split of scheme assets is shown within Note 35. The fair value of the UKRF assets was £29.0bn as at 31 December 2018 (2017: £30.1bn).

Liabilities

The UKRF retirement benefit obligations are a series of future cash flows with relatively long duration. On an IAS 19 basis these cash flows are sensitive to changes in the expected long-term price inflation rate (RPI) and the discount rate (AA corporate bond yield):

◾	an increase in long-term expected inflation corresponds to an increase in liabilities;
◾	a decrease in the discount rate corresponds to an increase in liabilities.

Pension risk is generated through Barclays Bank Group’s defined benefit schemes and this risk is set to reduce over time as the main defined benefit scheme is closed to new entrants. The chart below outlines the shape of the UKRF’s liability cash flow profile as at 31 December 2018 that takes account of the future inflation indexing of payments to beneficiaries. The majority of the cash flows (approximately 92%) fall between 0 and 40 years, peaking between 11 and 20 years and reducing thereafter. The shape may vary depending on changes to inflation and longevity expectations and any members who elect to transfer out. Transfers out will bring forward the liability cash flows.

For more detail on the UKRF’s financial and demographic assumptions see Note 35 to the financial statements.

Proportion of liability cash flows

Barclays Bank PLC 2018 Annual Report on Form 20-F 81

Risk review

Risk performance

Treasury and Capital risk

IAS 19 pension position in 2018

The graph above shows the UKRF’s net IAS 19 pension position at each month-end for the past two years. During 2017 and 2018 the net improvement in the IAS 19 position was largely driven by bank contributions and credit spreads widening. Changes from other market levels, in particular equity prices and interest rates, were offset by updates to demographic assumptions.

Please see Note 35 for the sensitivity of the UKRF to changes in key assumptions.

Risk measurement

In line with Barclays Bank Group’s risk management framework the assets and liabilities of the UKRF are modelled within a VaR framework to show the volatility of the pension position at a total portfolio level. This enables the risks, diversification and liability matching characteristics of the UKRF obligations and investments to be adequately captured. VaR is measured and monitored on a monthly basis. Risks are reviewed and reported regularly at forums including the Barclays Bank PLC Board Risk Committee, the Barclays International Risk Committee, the Pensions Management Group and the Pension Executive Board. The VaR model takes into account the valuation of the liabilities on an IAS 19 basis (see Note 35). The Trustee receives quarterly VaR measures on a funding basis.

The pension liability is also sensitive to post-retirement mortality assumptions which are reviewed regularly. See Note 35 for more details.

In addition, the impact of pension risk to the Barclays Bank Group is taken into account as part of the stress testing process. Stress testing is performed internally on at least an annual basis. The UKRF exposure is also included as part of regulatory stress tests.

Barclays Bank Group’s defined benefit pension schemes affects capital in two ways:

◾

An IAS 19 deficit is treated as a liability on Barclays Bank Group’s balance sheet. Movement in a deficit due to re-measurements, including actuarial losses, are recognised immediately through Other Comprehensive Income and as such reduces shareholders’ equity and CET1 capital. An IAS 19 surplus is treated as an asset on the balance sheet and increases shareholders’ equity; however, it is deducted for the purposes of determining CET1 capital.

◾

In Barclays Bank Group’s statutory balance sheet an IAS 19 surplus or deficit is partially offset by a deferred tax liability or asset respectively. These may or may not be recognised for calculating CET1 capital depending on the overall deferred tax position of Barclays Bank Group at the particular time.

Pension risk is taken into account in the Pillar 2A capital assessment undertaken by the PRA at least annually. The Pillar 2A requirement forms part of Barclays Bank Group’s overall regulatory minimum requirement for CET1 capital, Tier 1 capital and total capital.

82 Barclays Bank PLC 2018 Annual Report on Form 20-F

Interest rate risk in the banking book

The risk that the firm is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

All disclosures in this section (pages 83 to 86) are unaudited unless otherwise stated.

Overview

The non-traded market risk framework covers exposures in the banking book, mostly relating to accrual accounted and FVOCI instruments. The potential volatility of net interest income is measured by an Annual Earnings at Risk (AEaR) metric which is monitored regularly and reported to Senior Management and the Barclays Bank PLC Board Risk Committee as part of the limit monitoring framework.

Summary of performance in the period

◾	Annual Earnings at Risk (AEaR), is a key measure of interest rate risk in the banking book (IRRBB).

Key metrics

+£23m

AEaR across Barclays Bank Group from a positive 25bps shock in interest rates.

Barclays Bank PLC 2018 Annual Report on Form 20-F 83

Risk review

Risk performance

Treasury and Capital risk

Net interest income sensitivity

The table below shows a sensitivity analysis on pre-tax net interest income for non-trading financial assets and financial liabilities, including the effect of any hedging. The sensitivity has been measured using the Annual Earnings at Risk (AEaR) methodology. Note that this metric assumes an instantaneous parallel change to interest rate forward curves. The model floors shocked market rates at zero; changes in Net Interest Income (NII) sensitivity are only observed where forward rates are greater than zero. The main model assumptions are: (i) one-year time horizon; (ii) balance sheet is held constant; (iii) balances are adjusted for assumed behavioural profiles; and (iv) behavioural assumptions are kept unchanged in all rate scenarios.

Net Interest Income Sensitivity (AEaR) by currency[a]	2018		2017

	+25 basis points	-25 basis points	+25 basis points	-25 basis points

Barclays Bank Group	£m	£m	£m	£m

GBP	13	(26)	12	(76)

USD	1	(1)	1	(1)

EUR	6	(3)	4	(1)

Other currencies	3	(5)	3	(5)

Total	23	(35)	20	(83)

As percentage of net interest income	0.73%	(1.12%)	0.20%	(0.84%)

Note

a Barclays International sensitivity (excluding Investment Banking business and Treasury).

84 Barclays Bank PLC 2018 Annual Report on Form 20-F

Analysis of equity sensitivity

Equity sensitivity table measures the overall impact of a +/- 25bps movement in interest rates on retained earnings, fair value through other comprehensive income (FVOCI) and cash flow hedge reserves. This data is captured using DV01 metric which is an indicator of the shift in value for a 1 basis point in the yield curve.

Analysis of equity sensitivity (audited)	31 December 2018		31 December 2017
Barclays Bank Group	+25 basis points £m	-25 basis points £m	+25 basis points £m	-25 basis points £m
Net interest income	23	(35)	20	(83)

Taxation effects on the above	(6)	9	(6)	25
Effect on profit for the year	17	(26)	14	(58)
As percentage of net profit after tax	2.04%	3.11%	(1.22%)	5.05%

Effect on profit for the year (per above)	17	(26)	14	(58)

Fair value through other comprehensive income reserve	(128)	241	(164)	219

Cash flow hedge reserve	(446)	431	(616)	598

Taxation effects on the above	144	(168)	195	(204)
Effect on equity	(413)	478	(571)	555
As percentage of equity	(0.87%)	1.00%	(0.87%)	0.84%

Movements in the FVOCI reserve would impact CET1 capital, however the movement in the cash flow hedge reserve would not impact CET1 capital.

Barclays Bank PLC 2018 Annual Report on Form 20-F 85

Risk review

Risk performance

Treasury and Capital risk

Volatility of the FVOCI portfolio in the liquidity pool

Changes in value of FVOCI exposures flow directly through capital via the FVOCI reserve. The volatility of the value of the FVOCI investments in the liquidity pool is captured and managed through a value measure rather than an earning measure, i.e. the non-traded market risk VaR.

Although the underlying methodology to calculate the non-traded VaR is identical to the one used in traded management VaR, the two measures are not directly comparable. The non-traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

Non-traded value at risk (£m)

Analysis of volatility of the FVOCI portfolio in the liquidity pool
	2018			2017

For the year ended 31 December	Average £m	High £m	Low £m	Average £m	High £m	Low £m
Non-traded market value at risk (daily, 95%)	42	56	27	36	50	27

The volatility in the FVOCI portfolio was primarily driven by changes in interest rate risk exposure taken in the liquid asset buffer.

86 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Operational risk

Operational risk

The risk of loss to the firm from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks

All disclosures in this section are unaudited unless otherwise stated.

Overview

Operational risks are inherent in Barclays Bank Group’s business activities and it is not always cost effective or possible to attempt to eliminate all operational risks. The Operational Risk Management Framework is therefore focused on identifying operational risks, assessing them and managing them within the Barclays Bank Group’s approved risk appetite.

The Operational Risk Principal Risk comprises the following risks: data management and information, financial reporting, fraud, payments process, people, physical security, premises, prudential regulation, supplier, tax, technology and transaction operations.

For definitions of these risks see page 30. In order to provide complete coverage of the potential adverse impacts on Barclays Bank Group arising from operational risk, the operational risk taxonomy extends beyond the risks listed above to cover operational risks associated with other principal risks too.

This section provides an analysis of Barclays Bank Group’s operational risk profile, including events above Barclays Bank Group’s reportable threshold, which have had a financial impact in 2018.

For information on conduct risk events please see page 42.

Summary of performance in the period

During 2018, total operational risk lossesa amounted to £126m and the number of recorded events for 2018 was 1,354. The total operational risk losses for the year were primarily driven by events falling within the Execution, Delivery and Process Management and External Fraud categories, which tend to be high volume but low impact events.

Key metrics

82%

of Barclays Bank Group’s reportable operational risk events had a loss value of £50,000 or less

56%

of events by number are due to External Fraud

b Operational risk profile

Within operational risk, a high proportion of risk events have a low financial impact whilst a very small proportion of operational risk events will have a material impact on the financial results of Barclays Bank Group. In 2018, 82% of Barclays Bank Group’s reportable operational risk events by volume had a value of less than £50,000, although this type of event accounted for only 16% of Barclays Bank Group’s total net operational risk losses.

The analysis below presents Barclays Bank Group’s operational risk events by Basel event category:

◾

Execution, Delivery and Process Management impacts totalled £89m and accounted for 70% of total operational risk losses. The events in this category are typical of the banking industry as a whole where high volumes of transactions are processed on a daily basis. The volume of events in this category was 478, only 35% of total events.

◾

External Fraud represents the highest volume of events with 759 in 2018 (56% of total volume) however impacts of £23m only accounted for 18% of total operational risk losses. In this category, high volume, low value events are driven by transactional fraud often related to credit card usage.

◾

Business Disruption and System Failures impacts amounted to £10m accounting for 8% of total operational risk losses in 2018. The level of losses was heavily driven by a single event with significant impact which accounted for 55% of total 2018 impacts in this category.

Barclays Bank Group’s operational risk profile is informed by bottom-up risk assessments undertaken by each business unit and top-down qualitative review by the Operational Risk specialists for each risk type. Fraud, Transaction Operations and Technology continue to be highlighted as key operational risk exposures. The operational risk profile is also informed by a number of risk themes: Cyber, Data, Execution and Resilience. These represent threats to Barclays Bank Group that extend across multiple risk types, and therefore require an integrated risk management approach.

Investment continues to be made in improving the control environment across Barclays Bank Group. Particular areas of focus include new and enhanced fraud prevention systems and tools to combat the increasing level of fraud attempts being made and to minimise any disruption to genuine transactions. Fraud remains an industry wide threat and Barclays Bank Group continues to work closely with external partners on various prevention initiatives. Technology, resilience and cyber security risks evolve rapidly so Barclays Bank Group maintains continued focus and investment in our control environment to manage these risks, and actively partners with peers and relevant organisations to understand and disrupt threats originating outside Barclays Bank Group.

Barclays Bank PLC 2018 Annual Report on Form 20-F 87

Risk review

Risk performance

Operational risk

Cyber threats, which are evolving and increasing in sophistication and frequency, continue to be a threat across multiple industries globally. Barclays Bank Group recognises the potential impact of cyber security threats on all areas of its business. This extends to third party suppliers and service providers which also presents a potential source of cyber security threats, leading to the need for increased scrutiny of Barclays Bank Group’s relationships with third parties. The potential impact of cyber security threats includes the potential for operational disruption, reputational harm, and costs associated with possible litigation, regulatory investigation, and remediation. The Regulators in Europe and the US have been increasingly focused on cyber security risk management and operational resilience for banking organisations given the complexity of the transactions they process, the number of jurisdictions in which they operate, and the quantities of sensitive data they hold and process. This has resulted in a number of proposed laws, regulations and other requirements that necessitate implementation of a variety of increased controls and enhancement activities for regulated Barclays Bank Group entities. These include, among others, the adoption of cyber security policies and procedures meeting specified criteria, minimum required security measures, controls and procedures for enhanced reporting and public disclosures, compliance certification requirements, and other cyber and information risk governance measures. Further to this, Barclays Bank Group continues to use an intelligence-driven defence approach, analysing external events for current and emerging cyber threats which allows the delivery of proactive counter measures; Barclays Bank Group also completes cyber threat scenarios and incident playbooks to assess our security posture and business impacts and runs an internal adversarial capability which simulates hackers to proactively test controls and responses. The increased control environment has enhanced and will continue to enhance our security posture and our ability to better protect the organisation and our customers. Cyber-attacks however are increasingly sophisticated and there can be no assurance that the measures implemented will be fully effective to prevent or mitigate future attacks, the consequences of which could be significant to Barclays Bank Group. Furthermore, such measures have resulted and will result in increased technology and other costs in connection with cyber security mitigation and compliance for Barclays Bank Group. Barclays Bank Group currently incurs an additional cost in mitigating its cyber risk via insurance.

For further information, see operational risk management section (pages 38 to 39).

Notes

a

The data disclosed includes operational risk losses for reportable events impacting Barclays Bank Group business areas, having impact of > £10,000 and excludes events that are conduct or legal risk, aggregate and boundary events. A boundary event is an operational risk event that results in a credit risk impact.

b	Amendments were made to the combination of organisational units that make up this entity across 2018 hence prior year comparative values are not reported here.

88 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Model risk

Model risk

The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

All disclosures in this section are unaudited unless otherwise stated.

Overview

Model risk is a focus area for management and the Barclays Bank PLC Board. It is an important component of regulators’ assessment of Barclays Bank Group’s risk management capabilities. Models are used to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risks, valuing exposures, conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk/reward evaluation, managing client assets, or meeting reporting requirements.

Summary of performance in the period

The principal risk framework for model risk in Barclays Group was established in 2016. In 2017, the framework was enhanced and governance and controls capabilities were established. In 2018 the framework was embedded further in the organisation and governance was improved by:

◾	strengthening of the Barclays Group-wide Model Risk Management (MRM) framework, policy and associated standards, validation templates and procedures
◾

broadening governance of models to include qualitative estimation approaches called ‘non-modelled methods’ which cover material decision making and financial and regulatory reporting functions of Barclays Bank Group, such as the primary stress testing programmes and impairment estimations

◾

enhancement of Barclays Bank PLC Board oversight of model risk, through the reporting of the model risk tolerance framework and periodic updates to the Barclays Bank PLC Board on the progress of the MRM implementation

◾	improved collection and attestation of Barclays Group’s global inventory of models
◾	reporting metrics on policy adherence and breaches
◾	enhancement of model development and model identification processes, with the areas of model ownership throughout Barclays Bank Group embedding and improving their own model control functions.

In addition to the governance outlined above, which details how new models are validated and existing models are internally controlled and assessed, models have been classified based on their materiality (the level of reliance placed on the model output for decision making or reporting), and their complexity. A strengthened programme of review and validation for such material models commenced during 2017 and has made significant progress in 2018. In 2019 through to 2020, model risk governance will continue with the programme of model documentation and reviews, targeting prioritised models across Barclays Bank Group as well as focusing on performance monitoring of models already brought into governance to assess compliance with the framework.

Barclays Bank PLC 2018 Annual Report on Form 20-F 89

Risk review

Risk performance

Conduct risk

Conduct risk

The risk of detriment to customers, clients, market integrity, effective competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.

All disclosures in this section are unaudited unless otherwise stated.

Overview

Barclays Bank Group strives to create and maintain mutually beneficial long-term relationships with its customers and clients. This means taking appropriate steps to understand their needs and providing them with products and services that meet those needs appropriately and help them manage their financial affairs.

As a transatlantic consumer, corporate and investment bank, Barclays Bank Group also plays a critical role in promoting fair, open and transparent markets, as well as fostering shared growth for all.

Summary of performance in the period

Barclays Bank Group is committed to continuing to drive the right culture throughout all levels of the organisation. Barclays Bank Group will continue to enhance effective management of conduct risk and appropriately consider the relevant tools, governance and management information in decision-making processes. Focus on management of conduct risk is ongoing and the Barclays Bank Group Conduct Dashboards are a key component of this.

The entity continues to review the role and impact of conduct issues in the remuneration process at both the individual and business level.

Businesses have continued to assess the potential customer, client and market impacts of strategic change. As part of the 2018 Medium-Term Planning Process, material conduct risks associated with strategic and financial plans were assessed.

Throughout 2018, conduct risks were raised by businesses for consideration by the Barclays Bank PLC Board Risk Committee. The Committee reviewed the risks raised and whether management’s proposed actions were appropriate to mitigate the risks effectively. Barclays Bank PLC Board Risk Committee received regular updates with regards to key risks and issues including those relating to structural reform and regulatory change.

Although certain legacy litigation and conduct issues have been resolved, Barclays Bank Group continued to incur costs in relation to litigation and conduct matters, please refer to Note 28 Legal, competition and regulatory matters and Note 26 Provisions, for further details. Costs include customer redress and remediation, as well as fines and settlements. Resolution of these matters remains a necessary and important part of delivering the Barclays Bank Group strategy and an ongoing commitment to improve oversight of culture and conduct.

The Barclays Bank PLC Board and Senior Management received Conduct Dashboards setting out key indicators in relation to conduct, financial crime, culture, and complaints. These continue to be evolved and enhanced to allow effective oversight and decision-making. Barclays Bank Group has operated at the overall set tolerance for conduct risk throughout 2018. The tolerance is assessed by the business through Key Indicators which are aggregated and provide an overall rating which is reported to the Barclays Bank PLC Board Risk Committee as part of the Conduct Dashboard.

Barclays Bank Group remained focused on the continuous improvements being made to manage risk effectively, with an emphasis on enhancing governance and management information to help identify risks at earlier stages.

90 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Risk performance

Reputation risk

Reputation risk

The risk that an action, transaction, investment or event will reduce trust in the firm’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

All disclosures in this section are unaudited unless otherwise stated.

Overview

Reputation risk may arise from any business decision or activity. It may also arise as a result of issues and incidents relevant to other principal risks, in particular other non-financial risks e.g. conduct or operational risk. Reputation risks and issues are identified via regular information gathering from within the business and from external stakeholders. Some risks and issues are specific to Barclays Bank Group, while others are also relevant to the Barclays Group and to the banking sector more generally.

Barclays Bank Group has set tolerances for reputation risk, which take into account the risks arising from specific events or decisions and longer-term strategic themes. The primary responsibility for managing reputation risk lies with each component Barclays Bank Group business where there are processes in place to identify, assess and manage reputation risks and issues.

Barclays Bank Group strives to create and maintain mutually beneficial long-term relationships with its customers and clients. This means taking accountability for understanding their needs and providing them with products and services that meet those needs appropriately and help them manage their financial affairs.

As a transatlantic consumer, corporate and investment bank, Barclays Bank Group also plays a critical role in promoting fair, open and transparent markets, as well as fostering shared growth for all.

Summary of performance in the period

Barclays Bank Group is committed to continuing to drive the right culture throughout all levels of the organisation. Barclays Bank Group will continue to enhance effective management of reputation risk and appropriately consider the relevant tools, governance and management information in decision-making processes.

The Barclays Bank PLC Board Risk Committee was stood up in April 2018 and has since considered reputation risks raised by businesses. This committee has also considered whether management’s proposed actions have been appropriate to mitigate the risks effectively. Finally, the Barclays Bank PLC Board Risk Committee received regular updates on key risks and issues relating to structural reform and regulatory change.

Barclays Bank Group continued to incur significant costs in relation to litigation and conduct matters, please refer to Note 28 Legal, competition and regulatory matters and Note 26 Provisions, for further details. Costs include customer redress and remediation, as well as fines and settlements. Resolution of these matters remains a necessary and important part of delivering Barclays Bank Group’s strategy and an ongoing commitment to improve oversight of culture and conduct and management of reputation risks arising.

Barclays Bank Group remained focused on the continuous improvements being made to manage risk effectively, with an emphasis on enhancing governance and management information to help identify risks at earlier stages.

Barclays Bank PLC 2018 Annual Report on Form 20-F 91

Risk review

Risk performance

Legal risk

Legal risk

The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.

All disclosures in this section are unaudited unless otherwise stated.

Overview

The Barclays Bank Group conducts diverse activities in a highly regulated global market and therefore is exposed to the risk of loss or imposition of penalties, damages, fines, and sanctions relating to a failure to meet its legal obligations in the conduct of its business. Legal risk encompasses the failure of Barclays Group to appropriately seek legal advice, escalate or manage contractual arrangements, litigation, intellectual property, competition/anti-trust issues, its use of law firms and its contact with regulators. Barclays Bank Group has limited tolerance for legal risk, however the multitude of laws and regulations pertaining to its activities across the globe are highly dynamic and their application to particular circumstances is often unclear. A Legal Risk Management Framework (LRMF) includes Barclays Group-wide requirements covering how legal risks are identified, managed and measured to support effective management of legal risk.

Summary of performance in the period

In 2018, Barclays Group remained focused on continuous improvements to manage legal risk effectively, with an emphasis on enhancing and establishing processes to help identify risks at earlier stages and escalate as appropriate.

This is supported by the LRMF, which was reviewed and enhanced to clarify Barclays Group-wide requirements relating to the identification, management and measurement of legal risk. The LRMF is supported by legal risk policies and associated standards covering areas of identified legal risk and mandatory minimum control requirements. An additional legal risk policy has been created and implemented in relation to the engagement of the Legal Function with respect to key business decisions. For further information on the legal risk policies, see legal risk management on page 000. Refreshed legal risk mandatory training was also implemented across Barclays Group, reinforced by ongoing engagement and education of Barclays Group’s businesses and functions.

The Legal Function organisation and coverage model aligns expertise to businesses, functions, products, activities and geographic locations. It continues to provide legal support, oversight, monitoring and challenge across the organisation, including advising on appropriate identification, management and escalation of legal risk. The Legal Executive Committee continues to oversee, monitor and challenge legal risk across Barclays Group.

92 Barclays Bank PLC 2018 Annual Report on Form 20-F

Risk review

Supervision and regulation

Supervision of Barclays Bank Group

Barclays Bank Group’s operations, including its overseas branches, subsidiaries and associates, are subject to a large number of rules and regulations that are a condition for authorisations to conduct banking and financial services business in each of the jurisdictions in which Barclays Bank Group operates. These apply to business operations, impact financial returns and include capital, leverage and liquidity requirements, authorisation, registration and reporting requirements, restrictions on certain activities, conduct of business regulations and many others. These requirements are set in legislation and by the relevant central banks and regulatory authorities that authorise, regulate and supervise Barclays Bank Group in the jurisdictions in which it operates. Often, the requirements may reflect global standards developed by international bodies such as the G20, the Financial Stability Board (FSB), the Basel Committee on Banking Supervision (BCBS), and the International Organisation of Securities Commissions (lOSCO). Various bodies, such as central banks and self-regulatory organisations (SROs), also create voluntary Codes of Conduct which affect the way Barclays Bank Group does business.

Regulatory developments impact Barclays Bank Group globally. We focus particularly on EU, UK and US regulation due to the location of Barclays Bank Group’s principal areas of business. Regulations elsewhere may also have a significant impact on Barclays Bank Group due to the location of its branches, subsidiaries and, in some cases, clients. For more information on the risks related to the supervision and regulation of Barclays Bank Group, including regulatory change, please see the Risk Factor entitled ‘Regulatory Change agenda and impact on Business Model’ on page 23.

Supervision in the UK and EU

Financial regulation in the UK is to a significant degree shaped and influenced by EU legislation. This provides the structure of the European Single Market, an important feature of which is the framework for the regulation of authorised firms in the EU. This framework is designed to enable a credit institution or investment firm authorised in one EU member state to conduct banking or investment business in another member state through the establishment of branches or by the provision of services on a cross-border basis without the need for local authorisation. Barclays Bank Group’s operations in Europe are authorised and regulated by a combination of both home and host regulators. The impact of the UK’s departure from the EU in this respect and, more broadly, its impact on the UK domestic regulatory framework, is yet to be finally determined. In the UK, the Bank of England (BoE) has responsibility for monitoring the UK financial system as a whole, including by way of conducting annual stress tests on UK banks. The day-to-day regulation and supervision of Barclays Bank Group is divided between the Prudential Regulation Authority (PRA) (a division of the BoE) and the Financial Conduct Authority (FCA).

In addition, the Financial Policy Committee (FPC) of the BoE has influence on the prudential requirements that may be imposed on the banking system through its powers of direction and recommendation.

Barclays Bank PLC is authorised and subject to solo-consolidated prudential supervision by the PRA, which comprises Barclays Bank PLC plus certain additional subsidiaries, and subject to conduct regulation and supervision by the FCA. Barclays Group is also subject to prudential supervision by the PRA on a group consolidated basis. Barclays Services Limited is an appointed representative of Barclays Bank PLC and Clydesdale Financial Services Limited (the principals). This status enables Barclays Services Limited to undertake activities which would otherwise require authorisation, with the principals assuming regulatory responsibility for the conduct of Barclays Services Limited as their appointed representative.

Barclays Bank Ireland PLC is licensed as a credit institution by the Central Bank of Ireland and has recently been designated as a significant institution falling under direct supervision on a solo basis by the European Central Bank (ECB) from 1 January 2019. Barclays Bank Ireland PLC has recently acquired an extension of its current licence to support Barclays Bank Group’s ability to provide services to EU clients after Brexit. Barclays Bank Ireland PLC’s German branch is supervised by the ECB as part of Barclays Bank Ireland PLC and is also subject to direct supervision for local conduct purposes by the German Federal Financial Supervisory Authority (BaFIN) in accordance with EU credit institution branch passporting rules. It is expected that all the remaining EU branches of Barclays Bank PLC will have been transferred to Barclays Bank Ireland PLC by the end of Q1 2019 and will, following such transfer, be supervised by the ECB as part of Barclays Bank Ireland PLC and also be subject to direct supervision for local conduct purposes in accordance with EU credit institution branch passporting rules, by national supervisory authorities in the jurisdiction where they are established. Barclays Bank Group is also subject to regulatory initiatives undertaken by the UK Payment Systems Regulator (PSR), as a participant in payment systems regulated by the PSR.

In its role as supervisor, the PRA seeks to maintain the safety and soundness of financial institutions with the aim of strengthening, but not guaranteeing, the protection of customers and the financial system. The PRA’s continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management and non-executive directors to discuss issues such as strategy, operational resilience, risk management, and recovery and resolution.

The regulation and supervision of market conduct matters is the responsibility of the FCA. The FCA’s regulation of the UK firms in Barclays Bank Group is carried out through a combination of proactive engagement, regular thematic work and project work based on the FCA’s sector assessments, which analyse the different areas of the market and the risks that may lie ahead.

Both the PRA and the FCA have continued to develop and apply a more pre-emptive approach to supervision and the application of existing standards. This may include the application of standards that either anticipate or go beyond requirements established by global or EU standards, whether in relation to capital, leverage and liquidity, resolvability and resolution or matters of conduct.

The FCA has retained an approach to enforcement based on credible deterrence that has seen significant growth in the size of regulatory fines. The approach appears to be trending towards a more US model of enforcement including vigorous enforcement of criminal and regulatory breaches, heightened fines and proposed measures related to increased corporate criminal liability.

The FCA has focused strongly on conduct risk and on customer outcomes and will continue to do so. This has included a focus on the design and operation of products, the behaviour of customers and the operation of markets. Recently, the FCA has increased its focus on fair pricing in financial

Barclays Bank PLC 2018 Annual Report on Form 20-F 93

Risk review

Supervision and regulation

services. The FCA is also reviewing whether vulnerable customers pay more for financial services products. These initiatives may affect both the incidence of conduct costs and increase the cost of remediation.

The FCA and the PRA have also increasingly focused on individual accountability within firms. This focus is reflected in the Senior Managers and Certification Regime (the SMCR) which came into force in 2016. The SMCR, which implements the recommendations in the final report of the Parliamentary Commission on Banking Standards relating to individual accountability in banks, imposes a regulatory approval, accountability and fitness and propriety framework in respect of senior or key individuals within relevant firms.

The UK Serious Fraud Office (SFO) has played an active role in recent years in investigating and prosecuting complex fraud, bribery and corruption. If, as a result of an investigation, the SFO determines that it has sufficient evidence to support a realistic prospect of conviction, and to prosecute would be in the public interest, the SFO may bring forward a prosecution. Alternatively, the SFO may consider using a Deferred Prosecution Agreement (DPA). DPAs, which were introduced in February 2014, are judicially supervised agreements between the SFO and organisations that could be prosecuted whereby the SFO suspends prosecution while the organisation in question complies with conditions imposed on it by the DPA, such as the payment of fines.

Supervision in the US

Barclays Bank Group’s US activities and operations are subject to umbrella supervision by the Board of Governors of the Federal Reserve System (FRB), as well as additional supervision, requirements and restrictions imposed by other federal and state regulators and SROs. Barclays PLC, Barclays Bank PLC and their US branches and subsidiaries are subject to a comprehensive regulatory framework involving numerous statutes, rules and regulations, including the International Banking Act of 1978, the Bank Holding Company Act of 1956 (BHC Act), the USA PATRIOT Act of 2001, the Commodity Exchange Act, the federal securities laws, and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (DFA), which comprehensively amended the regulation of financial institutions in the US in response to the financial crisis, including by amending the other aforementioned statutes. In some cases, US requirements may impose restrictions on Barclays Bank Group’s global activities in addition to its activities in the US.

Barclays PLC and Barclays Bank PLC, along with Barclays US LLC (BUSL), Barclays Bank Group’s top-tier US holding company that holds substantially all of Barclays Bank Group’s US subsidiaries (including Barclays Capital Inc. and Barclays Bank Delaware), are regulated as bank holding companies (BHCs) by the FRB. BUSL is subject to requirements that are similar to those applicable to large US domestic bank holding companies, including in respect of capital adequacy, capital planning and stress testing (including FRB non-objection to proposed capital distributions), risk management and governance, liquidity, leverage limits and financial regulatory reporting. Barclays Bank PLC’s US branches are also subject to enhanced prudential supervision requirements relating to, among others, liquidity and risk management.

Because the BHC Act generally restricts the activities of BHCs to banking and activities closely related to banking, Barclays PLC, Barclays Bank PLC and BUSL have elected to be treated as financial holding companies under the BHC Act. Financial holding company status allows these entities to engage in a variety of financial and related activities, directly or through subsidiaries, including underwriting, dealing and market making in securities. Failure to maintain financial holding company status could result in increasingly stringent penalties and ultimately, in the closure or cessation of certain operations in the US. To qualify as a financial holding company, Barclays PLC and Barclays Bank PLC, as foreign banking organisations and BHCs, and BUSL, as a BHC, must maintain certain regulatory capital ratios above minimum requirements and must be deemed to be ‘well managed’ for US bank regulatory purposes. In addition, any US depository institution subsidiaries of the foreign banking organisation or BHC must also maintain certain regulatory capital ratios above minimum requirements and be deemed to be ‘well managed’ and must have at least a ‘satisfactory’ rating under the Community Reinvestment Act of 1977.

In addition to umbrella oversight by the FRB (and applicable Federal Reserve Banks), certain of Barclays Bank Group’s branches and subsidiaries are regulated by additional authorities based on the location or activities of those entities. The New York and Florida branches of Barclays Bank PLC are subject to extensive supervision and regulation by, as applicable, the New York State Department of Financial Services (NYSDFS) and the Florida Office of Financial Regulation. Barclays Bank Delaware, a Delaware chartered commercial bank, is subject to supervision and regulation by the Delaware Office of the State Bank Commissioner. The deposits of Barclays Bank Delaware are insured by the Federal Deposit Insurance Corporation (FDIC) pursuant to the Federal Deposit Insurance Act, which also provides for FDIC supervisory authority over Barclays Bank Delaware and requires that Barclays PLC, Barclays Bank PLC and BUSL act as a source of strength for the insured bank. This could, among other things, require these entities to inject capital into Barclays Bank Delaware if it fails to meet applicable regulatory capital requirements.

Barclays Bank Group’s US securities broker/dealer and investment banking operations, primarily conducted through Barclays Capital Inc., are also subject to ongoing supervision and regulation by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and other government agencies and SROs as part of a comprehensive scheme of regulation of all aspects of the securities and commodities business under US federal and state securities laws.

Similarly, Barclays Bank Group’s US commodity futures, commodity options and swaps-related and client clearing operations are subject to ongoing supervision and regulation by the Commodity Futures Trading Commission (CFTC), the National Futures Association and other SROs. Barclays Bank PLC is also prudentially regulated as a swaps dealer and is subject to the FRB swaps rules with respect to margin and capital requirements.

Barclays Bank Group’s US retail and consumer activities, including the US credit card operations of Barclays Bank Delaware, are subject to direct supervision and regulation by the Consumer Financial Protection Bureau (CFPB). The CFPB has the authority to examine and take enforcement action related to compliance with federal laws and regulations regarding the provision of consumer financial services and the prohibition of ‘unfair, deceptive or abusive acts and practices’.

Supervision in Asia Pacific

Barclays Bank Group’s operations in Asia Pacific are supervised and regulated by a broad range of national regulators including: the Japan Financial Services Agency, the Bank of Japan, the Hong Kong Monetary Authority, the Securities and Futures Commission of Hong Kong, the Monetary

94 Barclays Bank PLC 2018 Annual Report on Form 20-F

Authority of Singapore, the Reserve Bank of India, the Securities and Exchange Board of India, the People’s Bank of China, the State Administration of Foreign Exchange of the People’s Republic of China and the China Banking and Insurance Regulatory Commission. Such supervision and regulation extends to activities conducted through branches of Barclays Bank PLC in the Asia Pacific region as well as subsidiaries of Barclays Bank Group as applicable.

Global regulatory developments

Regulatory change continues to affect all large financial institutions. Such change emanates from global institutions such as the G20, FSB, BCBS and IOSCO, the EU regionally, and national regulators, especially in the UK and US. The level of regulatory and supervisory uncertainty faced by Barclays Bank Group, and the financial markets more broadly, continues to remain elevated in our primary markets. In the EU, the legislative and regulatory bodies have been implementing, and continue to propose, multiple financial regulatory reforms.

There remains much uncertainty regarding the state of the future relationship between the UK and the EU and therefore the potential impact of the UK’s withdrawal from the EU on the financial regulatory framework in the UK. There are several possible outcomes.

First, the UK could leave the EU with no deal or arrangement covering financial services in place. At the time of writing, this will happen on 29 March 2019. Under such a scenario, with no ability to passport, and no third country “equivalence”-based recognition in place, Barclays Bank Group entities in the UK would no longer be able to provide certain of their services from the UK into the EU27 in the way in which these services are currently provided. As a result of the onshoring of EU legislation in the UK, UK firms would (at least initially) be subject to substantially the same rules and regulations as before Brexit, albeit with EU entities, exposures and assets ceasing to enjoy preferential treatment under the UK’s financial regulatory framework (including for capital and liquidity purposes), given that the EU will become a third country for the purposes of such framework. The UK regulators have indicated that they will mitigate the impact of the removal of preferential treatment by providing transitional relief for a period of up to two years during which preferential treatment will continue to apply. The UK may seek to make changes to these rules going forward, particularly in the event of “no deal”, where they are not subject to any requirements to maintain particular rules or standards for equivalence purposes.

Secondly, the UK and EU could agree a deal. This could either take the form of a general withdrawal agreement (such as the draft Withdrawal Agreement that Parliament voted against on 15 January 2019) or could be a series of specific bilateral agreements or unilateral measures on financial services topics to facilitate continued provision of services to and from the UK. In either case, such a deal would likely permit the provision of certain services between the UK and the EU. In this scenario, firms incorporated and authorised in the UK would be able to continue to provide services into the EU27, and firms incorporated and authorised in the EU27 would be able to continue to provide services into the UK in accordance with the terms of such agreement. UK firms would again be subject to substantially the same rules and regulations as before Brexit as a result of the onshoring of EU legislation in the UK. There would likely be less scope for regulatory change in the UK as continued access to the EU27 would depend on the UK maintaining equivalence with the EU (and vice versa) and other constraints as may be agreed in such an agreement.

Thirdly, the UK could decide to delay its withdrawal. This would require the unanimous consent of all other EU member states. In this scenario, UK firms would continue to be subject to EU27 law and services could continue to be provided between the UK and EU on the basis of the existing passporting arrangements until such time as the UK finally withdraws from the EU – in which case one of the two scenarios described above will apply – unless it revokes its intention to do so.

Finally, the UK could decide to revoke its intention to withdraw from the EU. This would likely only happen for the purposes of holding a second referendum, if a delay is not agreed to unanimously by the EU member states. In this scenario, the status quo in relation to the financial regulatory framework would prevail until the result of that referendum was known and action taken to implement such result.

In the US, the financial regulatory environment continues to evolve due to political developments and the ongoing implementation of regulations arising from the DFA and recent amendments to the DFA. Furthermore, the application of various regional rules on a cross-border basis increases regulatory complexity for global financial institutions. For more information, please see the Risk Factor entitled ‘Regulatory Change agenda and impact on Business Model’ on page 23.

The programme of reform of the global regulatory framework previously agreed by the G20 Heads of Government in April 2009 has continued to be taken forward throughout 2018. The G20 continues to monitor emerging risks and vulnerabilities in the financial system and has stated that it will take action to address them if necessary.

The FSB has been designated by the G20 as the body responsible for co-ordinating the delivery of the global reform programme in relation to the financial services industry. It has focused particularly on the risks posed by systemically important financial institutions. In 2011, the G20 Heads of Government adopted FSB proposals to reform the regulation of global systemically important financial institutions (G-SIFIs), including global systemically important banks (G-SIBs), such as Barclays Group. In December 2017, the BCBS finalised ‘Basel III’ (the BCBS international regulatory framework for banks), with the majority of the December 2017 changes expected to be implemented by 1 January 2022, including by regulators in many jurisdictions where Barclays Bank Group operates. Various other measures have been agreed at FSB and BCBS level on capital, including those relating to recovery and resolution planning of CCPs, the identification and management of step-in risk, and TLAC (discussed in detail below).

In December 2018, the Council of the EU and the European Parliament announced they had reached a provisional political agreement on the proposed Risk Reduction Measures package, which includes the CRD V Directive and CRR II Regulation and will transpose many of the Basel III measures into EU law.

Financial regulatory framework

Financial services regulation can broadly be categorised as follows: (a) prudential regulation, which aims to promote safety and soundness of financial institutions and reduce risk in the financial system; (b) recovery and resolution, a key aspect of which is to ensure that G-SIFIs are capable of being resolved without recourse to taxpayer support and minimising market disruption; (c) structural reform and the Volcker rule, aimed at structurally separating certain wholesale activities (such as proprietary trading) from retail-focused activities (such as taking retail deposits); (d) market infrastructure regulation, aimed at enhancing client protection, financial stability and market integrity; and (e) conduct, culture and other regulation,

Barclays Bank PLC 2018 Annual Report on Form 20-F 95

Risk review

Supervision and regulation

which includes regulatory initiatives designed to pursue any other aims not falling within the previous categories (such as improving standards of conduct within financial services firms, ensuring the right culture in firms, and protecting personal data).

(a) Prudential regulation

Certain Basel III standards were implemented in EU law through the Capital Requirements Directive IV (CRD IV), which came into effect in 2014 and included new or enhanced requirements for the quality and quantity of capital, liquidity and leverage. Beyond the minimum standards required by CRD IV, the PRA has expected Barclays Group, in common with other major UK banks and building societies, to meet a 7% Common Equity Tier 1 (CET1) ratio at the level of the consolidated group since 1 January 2016.

G-SIBs are subject to a number of additional prudential requirements, including the requirement to hold additional loss-absorbing capacity and additional capital buffers above the level required by Basel III standards. The level of the G-SIB buffer is set by the FSB according to a bank’s systemic importance and can range from 1% to 3.5% of risk-weighted assets. The G-SIB buffer must be met with common equity.

In November 2018, the FSB published an update to its list of G-SIBs, maintaining the 1.5% G-SIB buffer that applies to Barclays Group. The additional G-SIB buffer was subject to phase-in arrangements, with 50% of the buffer requirement applying in 2017, 75% in 2018 and 100% in January 2019. Barclays Group is also subject to, among other buffers, a countercyclical capital buffer (CCyB) based on rates determined by the regulatory authorities in each jurisdiction in which Barclays Group maintains exposures. These rates may vary in either direction. On 27 June 2017, the FPC raised the UK CCyB rate from 0% to 0.5% with binding effect from 27 June 2018. In November 2017, the FPC raised the UK CCyB rate from 0.5% to 1% with binding effect from 28 November 2018.

Final BCBS standards on securitisation have been implemented under EU law from 1 January 2019, with a one-year grandfathering period for existing transactions. Final BCBS standards on counterparty credit risk, leverage, large exposures and a Net Stable Funding Ratio (NSFR) are being implemented under EU law via the Risk Reduction Measures package. The Risk Reduction Measures package also requires certain credit institutions or investment firms established in the EU with a common parent undertaking established outside the EU to establish an intermediate parent undertaking, authorised and established in, and subject to the supervision of, an EU member state.

The BCBS’s finalisation of Basel III, noted above, among other things, eliminated model-based approaches for certain categories of risk-weighted assets (RWAs), (for example, operational risk RWAs, CVA volatility and credit risk RWAs for equity exposures), revised the standardised approach’s risk weights for a variety of exposure categories, replaced the four current approaches for operational risk (including the advanced measurement approach) with a single standardised measurement approach, established 72.5% of standardised approach RWAs for exposure categories as a floor for RWAs calculated under advanced approaches (referred to as the ‘output floor’), and for G-SIBs introduced a leverage ratio buffer in an amount equal to 50% of the applicable G-SIB buffer used for RWA purposes (meaning, for Barclays Group, a leverage ratio buffer of 0.75%). The majority of the final Basel III changes are expected to be implemented commencing 1 January 2022, with a five-year phase-in period for the output floor. The new market risk framework, including rules made as a result of the ‘fundamental review of the trading book’, is also expected to be implemented from 1 January 2022 (with a potential transitional period until 1 January 2023), following a recalibration of the requirements agreed in January 2019. Precise implementation details will be confirmed once the finalised Basel III requirements are transposed into national and EU law in the jurisdictions where Barclays Bank Group operates.

IFRS 9 (an accounting standard that covers accounting for financial instruments) came into force under EU law on 1 January 2018. A separate EU regulation has provided transitional arrangements for mitigating the impact of the introduction of IFRS 9, largely in relation to CET1 capital arising from the expected credit loss accounting measures set out in IFRS 9. The BCBS is continuing to assess whether permanent changes to the recognition of expected credit loss provisions in regulatory capital are necessary, as well as any corresponding changes to the risk-weighting framework.

In the US, BUSL and Barclays Bank PLC’s US branches are subject to enhanced prudential supervision requirements as required by the DFA and described above in ‘Supervision in the US’.

In addition to prudential regulations already promulgated under the DFA, the FRB has issued proposed regulations for NSFR implementation. The NSFR, as originally proposed by the FRB and other US regulatory agencies, would have applied to US bank holding companies with more than $250bn in total assets or $10bn or more in on-balance sheet foreign exposures, including BUSL, and consolidated depositary institution subsidiaries of such banking organisations with more than $10bn in assets, including Barclays Bank Delaware. Under the proposed rule, such entities would be required to maintain a minimum level of available stable funding that equals or exceeds the amount of required stable funding over a one-year period. In October 2018, the FRB and other US regulatory agencies released proposals to tailor the applicability of prudential requirements, including the proposed NSFR, for large domestic US banking organisations. The FRB has stated that it is working to develop a separate proposal relating to the application of prudential requirements to foreign banks, including Barclays Bank Group. Although the NSFR proposal provided for an effective date of 1 January 2018, the FRB has not finalised its NSFR proposal and the schedule for finalisation is uncertain.

In June 2018, the FRB finalised rules regarding single counterparty credit limit (SCCL). The SCCL applies single counterparty credit limits to the largest US bank holding companies (BHCs) and foreign banks’ (including Barclays Bank Group) US operations. The SCCL creates two separate limits for foreign banks, the first on combined US operations (CUSO) and the second on the US intermediate holding company (BUSL). The SCCL requires that no counterparty of BUSL can exceed 25% of BUSL’s total regulatory capital plus the balance of its allowance for loan and lease losses not included in tier 2 capital. With respect to the CUSO, the SCCL rule allows foreign banks to comply with the rule by certifying to the Federal Reserve that they comply with comparable home country regulation.

Stress testing

Barclays Group and certain of its members are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the annual stress testing programmes of the BoE and the FRB and the biennial stress testing programme of the EBA. These exercises are designed to assess the resilience of banks to adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. Assessment by regulators is on both a quantitative and qualitative

96 Barclays Bank PLC 2018 Annual Report on Form 20-F

basis, the latter focusing on Barclays Group’s data provision, stress testing capability including model risk management and internal management processes and controls. Failure to meet requirements of regulatory stress tests, or the failure by regulators to approve the stress test results and capital plans of Barclays Group or its members subject to these exercises, could result in Barclays Group or certain of its members being required to enhance its capital position or limit capital distributions, to any external holders of its equity or capital or within Barclays Group.

In the US, BUSL participates in the FRB’s Comprehensive Capital Analysis and Review (CCAR) process. In June 2018, the FRB issued its first public CCAR assessment of BUSL. The 2018 results indicated BUSL’s capital ratios would remain above all regulatory minimum required levels and the FRB did not object to BUSL’s capital plan on either a quantitative or qualitative basis. In April 2018, the FRB proposed to amend its CCAR process to combine the CCAR quantitative assessment and the buffer requirements in the FRB’s capital adequacy rules to create a single integrated capital requirement.

(b) Recovery and Resolution

Stabilisation and resolution framework

An important component of the EU legislative framework is the 2014 Bank Recovery and Resolution Directive (BRRD) which establishes a framework for the recovery and resolution of EU credit institutions and investment firms. The UK implemented the BRRD through the Bank Recovery and Resolution Order 2014, which amended the Banking Act 2009 (the Banking Act) and the Financial Services and Markets Act 2000 (FSMA), and the Banks and Building Societies (Depositor Preference and Priorities) Order 2014, which amended the Insolvency Act 1986 (among other insolvency legislation).

In November 2016, the European Commission proposed a package of amendments to the BRRD, including the introduction of two new moratorium tools. Political agreement on this package was reached in December 2018. On 28 December 2017, an EU directive came into force harmonising the priority ranking of unsecured debt instruments under national insolvency laws. All member states were required to transpose the directive by 29 December 2018 and it has been transposed into national law in the UK under the Banks and Building Societies (Priorities on Insolvency) Order 2018.

Under the Banking Act, UK resolution authorities are empowered to intervene in and resolve a UK financial institution that is no longer viable. Pursuant to these laws, the BoE (in consultation with the PRA and HM Treasury as appropriate) has several stabilisation options where a banking institution is failing or likely to fail: (i) transfer some or all of the securities or business of the bank to a commercial purchaser; (ii) transfer some or all of the property, rights and liabilities of the bank to a ‘bridge bank’ wholly owned by the BoE or to a commercial purchaser; (iii) transfer the impaired or problem assets to an asset management vehicle to allow them to be managed over time; (iv) cancel or reduce certain liabilities of the institution or convert liabilities to equity to absorb losses and recapitalise the institution; and (v) transfer the banking institution into temporary public ownership. In addition, the BoE may apply for a court insolvency order in order to wind up or liquidate the institution or to put the institution into special administration. When exercising any of its stabilisation powers, the BoE must generally provide that shareholders bear first losses, followed by creditors in accordance with the priority of their claims under normal insolvency proceedings.

In order to enable the exercise of its stabilisation powers, the BoE may impose a temporary stay on the rights of creditors to terminate, accelerate or close out contracts, and in some cases to override events of default or termination rights that might otherwise be invoked as a result of a resolution action. In addition, the Banking Act gives the BoE the power to override, vary, or impose conditions or contractual obligations between a UK bank, its holding company and its group undertakings, in order to enable any transferee or successor bank to operate effectively after any of the resolution tools have been applied. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use its powers under this regime effectively, potentially with retrospective effect. The Banking Act powers apply regardless of any contractual restrictions and compensation that may be payable.

The BoE’s preferred approach for the resolution of Barclays Group is a bail-in strategy with a single point of entry at Barclays PLC. Under such a strategy, Barclays PLC’s subsidiaries would remain operational while Barclays PLC’s eligible liabilities would be written down or converted to equity in order to recapitalise Barclays Group and allow for the continued provision of services and operations throughout the resolution.

In July 2016, the PRA issued final rules on ensuring operational continuity in resolution. The rules apply from 1 January 2019 and require banks to ensure that their operational structures facilitate effective recovery and resolution planning and the continued provision of functions critical to the economy in a resolution scenario.

In June 2018 the BoE finalised its policy on Minimum Requirement for own funds and Eligible Liabilities (MREL) for UK banks and published indicative MREL levels for UK G-SIBs and D-SIBs, including Barclays Group, to be reached in 2019, 2020 and 2022 (see section on TLAC/ MREL below).

Additionally, the BoE finalised its policy on Valuations in Resolution in June 2018 with an expected compliance timeline of 1 January 2021.

The PRA has made rules that require authorised firms to draw up recovery plans and resolution packs, as required by the BRRD. Recovery plans are designed to outline credible actions that authorised firms could implement in the event of severe stress in order to restore their business to a stable and sustainable condition. The resolution pack contains detailed information on the group, and its significant legal entities (including, in the case of Barclays Group, material subsidiaries within Barclays Bank Group) which will be used to develop resolution strategies for that firm, assess its current level of resolvability against the strategy, and to inform work on identifying barriers to the implementation of operational resolution plans. In the UK, recovery and resolution planning (RRP) work is considered part of continuing supervision. Removal of potential impediments to an orderly resolution of Barclays Group or one or more of its subsidiaries is considered as part of the BoE’s and PRA’s supervisory strategy for each firm, and the PRA can require firms to make significant changes in order to enhance resolvability. Barclays Group currently provides the PRA with a recovery plan annually and with a resolution pack as requested.

In December 2018, the BoE and PRA released a package of consultations setting out how they propose to increase transparency and accountability and clarify the responsibilities on firms with regards to resolution. The package comprises three main components: (i) a BoE Consultation Paper (CP) which proposes how the BoE, as resolution authority, intends to assess individual banks’ resolvability; (ii) a PRA CP which contains proposed

Barclays Bank PLC 2018 Annual Report on Form 20-F 97

Risk review

Supervision and regulation

requirements for banks to assess their preparations for resolution, identifying any risks to implementation and their plans to address these; (iii) proposals for future public disclosures.

The final policy will apply to Barclays Group when published.

While regulators in many jurisdictions have indicated a preference for single point of entry resolution, additional resolution or bankruptcy provisions may apply to certain of Barclays Bank PLC’s subsidiaries or branches. In the US, Title II of the DFA established the Orderly Liquidation Authority, a regime for the orderly liquidation of systemically important financial institutions, which could apply to BUSL. Specifically, when a systemically important financial institution is in default or in danger of default, the FDIC may be appointed as receiver under the Orderly Liquidation Authority instead of the institution being resolved through a voluntary or involuntary proceeding under the US Bankruptcy Code. In certain circumstances, including insolvency, violations of law and unsafe business practices, the licensing authorities of each US branch of Barclays Bank PLC and of Barclays Bank Delaware have the authority to take possession of the business and property of the applicable Barclays Bank Group entity they license or to revoke or suspend such licence. Specific resolution regimes may apply to certain Barclays Bank Group entities or branches in other jurisdictions in which Barclays Bank Group does business.

In the US, Title I of the DFA and the implementing regulations issued by the FRB and the FDIC require each bank holding company with assets of $50bn or more, including those within Barclays Group, to prepare and submit a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure. Barclays Group submitted its US Resolution Plan in respect of its US operations on 1 July 2018. Barclays Group’s next submission of the US Resolution Plan in respect of its US operations will be due on 1 July 2020.

Barclays Group’s 2018 US Resolution Plan in respect of its US operations included two strategies. The first is the global preferred resolution strategy, which is the BoE’s preferred resolution strategy of single point of entry with bail-in at Barclays PLC. The 2018 US Resolution Plan also included a US-specific resolution strategy, which would involve a single-point-of-entry resolution of Barclays Group’s US operations with only BUSL entering bankruptcy or insolvency proceedings. The US-specific resolution strategy is intended as an additional option in case the global preferred resolution strategy is not successful.

In Ireland, as a result of the transfer of Barclays Bank Group’s European businesses to Barclays Bank Ireland PLC, that entity has been designated by the ECB as a significant institution coming under the direct supervision of the ECB for prudential supervisory purposes. As a significant institution, Barclays Bank Ireland PLC now faces the Single Resolution Board (SRB) as the Eurozone resolution authority. The ECB has required Barclays Bank Ireland PLC to submit a standalone BRRD compliant recovery plan on an annual basis. The SRB has the power to require data submissions specific to Barclays Bank Ireland PLC under powers conferred upon it by the BRRD and the Single Resolution Mechanism Regulation (SRMR). The SRB will exercise these powers to determine the optimal resolution strategy for Barclays Bank Ireland PLC in the context of the BoE’s preferred resolution strategy of single point of entry with bail-in at Barclays PLC. The SRB also has the power under the BRRD and the SRMR to develop a resolution plan for Barclays Bank Ireland PLC.

TLAC and MREL

The BRRD requires competent authorities to impose a Minimum Requirement for own funds and Eligible Liabilities (MREL) on financial institutions to facilitate their orderly resolution without broader financial disruption or recourse to public funds. In November 2015, the FSB finalised its proposals to enhance the loss-absorbing capacity of G-SIBs to ensure that there is sufficient loss-absorbing and recapitalisation capacity available in resolution to implement an orderly resolution which minimises the impact on financial stability, ensures the continuity of critical functions and avoids exposing taxpayers to losses. To this end, the FSB has set a new minimum requirement for ‘total loss-absorbing capacity’ (TLAC). As the TLAC standard requires a certain amount of those loss-absorbing resources to be committed to subsidiaries or sub-groups that are located in host jurisdictions and deemed material for the resolution of the G-SIB as a whole, the FSB published guiding principles on internal TLAC on 6 July 2017. These provide guidance on the size and composition of the internal TLAC requirement, cooperation and co-ordination between home and host authorities and the trigger mechanism for internal TLAC.

The EU is implementing the TLAC standard (including internal TLAC) via the MREL requirement and the relevant amendments are contained in the Risk Reduction Measures package. Under the BoE’s statement of policy on MREL, the BoE will set MREL for UK G-SIBs as necessary to implement the TLAC standard and institution or group-specific MREL requirements will depend on the preferred resolution strategy for that institution or group. Internal MREL for operating subsidiaries will be scaled within a 75-90% range of the external requirement that would apply to the subsidiary if it were a resolution entity. The starting point for the scalar will be 90% for ring-fenced bank sub-groups.

The MREL requirements are being phased in as from 1 January 2019 and will be fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK, including Barclays Group, will be required to meet an MREL equivalent to the higher of: (i) two times the sum of its Pillar 1 and Pillar 2A requirements; or (ii) the higher of two times its leverage ratio or 6.75% of leverage exposures. However, the PRA plans to review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation which may drive a different 1 January 2022 MREL requirement than currently proposed. In June 2018, the BoE published indicative MREL levels for UK G-SIBs, including Barclays Group, to be reached in 2020 and 2022.

Barclays Bank Ireland PLC is subject to the SRB’s MREL policy, as issued in January 2019, in respect of the internal MREL that it will be required to issue to Barclays Bank Group. The SRB’s MREL policy will be revised in the near future to reflect the implementation of the Risk Reduction Measures package in the EU. The SRB’s current calibration of MREL is two times the sum of: (i) the firm’s Pillar 1 requirement; (ii) its Pillar 2 requirement; and (iii) its combined buffer requirement, minus 125 basis points. The SRB’s policy does not envisage the application of any scalar in respect of the internal MREL requirement.

In October 2016, the BCBS published its final standard on the prudential treatment of banks’ investments in TLAC instruments issued by other institutions, confirming that internationally active banks (both G-SIBs and non-G-SIBs) must deduct their holdings of TLAC instruments that do not otherwise qualify as regulatory capital from their own Tier 2 capital. Where the investing bank owns less than 10% of the issuing bank’s common

98 Barclays Bank PLC 2018 Annual Report on Form 20-F

shares, TLAC holdings are to be deducted from Tier 2 capital only to the extent that they exceed 10% of the investing bank’s common equity (or 5% for non-regulatory capital TLAC holdings). Below this threshold, holdings would instead be subjected to risk-weighting. G-SIBs may only apply risk-weighting to non-regulatory capital TLAC holdings by the 5% threshold where those holdings are in the trading book and are sold within 30 business days. The EU’s Risk Reduction Measures package requires firms to deduct external MREL holdings from equivalent MREL capital of the firm.

In December 2016, the FRB issued final regulations for TLAC, which apply to BUSL commencing 1 January 2019. The FRB’s final TLAC rule, while generally following the FSB term sheet, contains a number of provisions that are more restrictive. For example, the FRB’s TLAC rule includes provisions that require BUSL (the Barclays IHC) to have: (i) a specified outstanding amount of eligible long-term debt; (ii) a specified outstanding amount of TLAC (consisting of common and preferred equity regulatory capital plus eligible long-term debt); and (iii) a specified common equity buffer. In addition, the FRB’s TLAC rule would prohibit BUSL, for so long as Barclays Group’s overall resolution plan treats BUSL as a non-resolution entity, from issuing TLAC to entities other than Barclays Group and its non-US subsidiaries.

Bank Levy and FSCS

The BRRD requires EU member states to establish a pre-funded resolution financing arrangement with funding equal to 1% of covered deposits by 31 December 2024 to cover the costs of bank resolutions. Where the amount of such pre-funding is insufficient, the BRRD requires that EU member states raise subsequent contributions. The UK government raises both pre-funded and subsequent contributions that would be required were the pre-funded contributions not to cover costs or other expenses incurred by use of the resolution funds by way of a tax on the balance sheets of banks known as the ‘Bank Levy’.

In addition, the UK has a statutory compensation fund called the Financial Services Compensation Scheme (FSCS), which is funded by way of annual levies on most financial services firms authorised under FSMA. The levies consist of a management expenses levy (which funds the costs of running the FSCS) and a compensation costs levy (which funds the costs incurred by the FSCS in paying compensation).

Similar requirements, which include powers for competent authorities to adopt resolution measures, are in force or expected to come into force imminently in various other jurisdictions. These requirements will affect Barclays Bank Group to the extent it has operations in a relevant jurisdiction.

(c) Structural reform

Recent developments in banking law and regulation in the UK have included legislation designed to ring-fence the retail and smaller deposit-taking businesses of large banks. The Financial Services (Banking Reform) Act 2013 put in place a framework for this ring-fencing and secondary legislation passed in 2014 elaborated on the operation and application of the ring-fence. Ring-fencing requires, among other things, the separation of the retail and smaller deposit-taking business activities of UK banks in the UK and branches of UK banks in the European Economic Area (EEA) into a legally distinct, operationally separate and economically independent entity, which is not permitted to undertake a range of activities. Ring-fencing rules have been published by the PRA, further determining how ring-fenced banks will be permitted to operate. Further rules published by the FCA set out the disclosures that non-ring-fenced banks are required to make to prospective account holders of non-ring-fenced banks who are individuals.

In the EU, following the publishing of the Liikanen Report in October 2012, the European Commission adopted a legislative proposal for a regulation on structural measures to improve the resilience of EU banks in January 2014. The reforms included ring-fencing of retail activities from risky trading activities and a ban on proprietary trading for certain banks. However, the legislative proposal was formally withdrawn in July 2018 as a result of the European Parliament and the Council of the EU failing to reach a political agreement.

US regulation places further substantive limits on the activities that may be conducted by banks and holding companies, including foreign banking organisations such as Barclays Group. The ‘Volcker Rule’, which was part of the DFA and which came into effect in the US in 2015, prohibits banking entities from undertaking certain proprietary trading activities and limits such entities’ ability to sponsor or invest in certain private equity funds and hedge funds (in each case broadly defined). As required by the rule, Barclays Group has developed and implemented an extensive compliance and monitoring programme addressing proprietary trading and covered fund activities (both inside and outside of the US). Proposed amendments to the Volcker Rule were published in the Federal Register in July 2018. The existing Volcker framework and implemented processes will remain unchanged until amendments to the regulations become effective. We do not expect any changes to the Volcker rule to be effective prior to Q4 2019.

(d) Market infrastructure regulation

In recent years, regulators as well as global-standard setting bodies such as IOSCO have focused on improving transparency and reducing risk in markets, particularly risks related to over-the-counter (OTC) transactions. This focus has resulted in a variety of new regulations across the G20 countries and beyond that require or encourage on-venue trading, clearing, posting of margin and disclosure of information related to many derivatives transactions. Some of the most significant developments are described below.

The European Market Infrastructure Regulation (EMIR) has introduced requirements designed to improve transparency and reduce the risks associated with the derivatives market, some of which are still to be fully implemented. EMIR requires that certain entities that enter into derivative contracts: report such transactions; clear certain over the counter (OTC) transactions where mandated to do so; and implement risk mitigation standards in respect of uncleared OTC trades. The obligation to clear derivatives only applies to certain counterparties and specified types of derivatives. In October 2016, the European Commission adopted a delegated regulation relating to the exchange of collateral, one of the risk mitigation techniques under EMIR. Provisions relating to initial margin have entered into force, subject to a phase-in until 1 September 2020. Provisions relating to variation margin have already entered into force. EMIR has potential operational and financial impacts on Barclays Bank Group, including by imposing collateral requirements.

The European Commission has recently proposed two sets of changes to EMIR, one containing technical changes to EMIR, and another measure which could result in certain central counterparties (CCPs) used by Barclays Bank Group being forced to relocate to an EU jurisdiction in order to continue clearing for EU members. The changes proposed may have additional operational and financial impacts on Barclays Bank Group’s derivatives business.

Barclays Bank PLC 2018 Annual Report on Form 20-F 99

Risk review

Supervision and regulation

CRD IV aims to complement EMIR by applying higher capital requirements for bilateral, uncleared OTC derivative trades. Lower capital requirements for cleared derivative trades are only available if the CCP through which the trade is cleared is recognised as a ‘qualifying central counterparty’ (QCCP) which has been authorised or recognised under EMIR. Higher capital requirements may apply to Barclays Bank Group following the UK’s departure from the EU if UK CCPs are then no longer regarded as QCCPs and vice versa.

The Markets in Financial Instruments Directive and Markets in Financial Instruments Regulation (collectively referred to as MiFID II) have largely been applicable since 3 January 2018. MiFID II affects many of the investment markets in which Barclays Bank Group operates, the instruments in which it trades and the way it transacts with market counterparties and other customers. Changes introduced by MiFID II include: the introduction of a new type of trading venue (the organised trading facility), capturing non-equity trading that falls outside the MiFID I regime; the strengthening of conduct of business requirements, including in relation to conflicts of interest; the expansion of the concept of, and requirements applicable to, firms which systematically trade against proprietary capital (systematic internalisers); and increased obligations on firms to secure best execution for their clients. Additionally, MiFID II mandates a trading obligation for certain types of cleared derivatives.

MiFID II strengthens investor protections, imposes new curbs on high frequency and commodity trading, increases pre- and post-trade transparency reporting and introduces a new regime for third country (non-EU) firms. MiFID II also includes new requirements relating to non-discriminatory access to trading venues, CCPs and benchmarks, research unbundling and harmonised supervisory powers and sanctions across the EU.

US regulators have imposed similar rules as the EU with respect to the mandatory on-venue trading and clearing of certain derivatives, and post-trade transparency, as well as in relation to the margining of OTC derivatives.

US regulators have addressed the applicability of certain of their regulations to cross-border transactions, and are continuing to review and consider their rules with respect to their application on a cross-border basis, including with respect to their registration requirements in relation to non-US swap dealers and security-based swap dealers. The regulators may adopt further rules, or provide further guidance, regarding the cross-border applicability of such rules. In December 2017, the CFTC and the European Commission recognised the trading venues of each other’s jurisdiction to allow market participants to comply with mandatory on-venue trading requirements while trading on certain venues recognised by the other jurisdiction.

The EU Benchmarks Regulation came into force in June 2016. Although some provisions have applied since 2016, the majority of provisions have applied since 3 January 2018, subject to transitional provisions. This regulation applies to the administration, contribution of data to and use of benchmarks within the EU. Financial institutions within the EU will be prohibited from using benchmarks unless their administrators are authorised, registered or otherwise recognised in the EU. This may impact the ability of Barclays Bank Group to use certain benchmarks in the future. For example, EURIBOR will, as currently stands, no longer be compliant with the Benchmarks Regulation on 1 January 2020, and the FCA has stated that it does not intend to support LIBOR after the end of 2021. International initiatives are therefore underway to develop alternative benchmarks and backstop arrangements. However, adapting processes and systems to transition to these new benchmarks is likely to be a very time-consuming and costly task on an industry-wide basis.

In 2015, the European Commission launched work on establishing a Capital Markets Union (CMU) within the EU. The CMU aims to increase the availability of non-bank financing in the EU, deepen the EU single market for financial services and promote growth and financial stability. The CMU work programme is now being considered in light of Brexit. Recent proposals have therefore included considerably broadened central supervisory powers for the European Supervisory Authorities (ESAs) (including in relation to outsourcing, and delegation and risk transfer by entities authorised in the EU to entities or branches in third countries) and an increased focus by the ESAs on ongoing equivalence assessments in the context of third country regimes in various EU regulations and directives.

Certain participants in US swap markets are required to register with the CFTC as ‘swap dealers’ or ‘major swap participants’ and/or, following the compliance date for relevant SEC rules, with the SEC as ‘security-based swap dealers’ or ‘major security-based swap participants’. Such registrants are subject to CFTC, and would be subject to SEC, regulation and oversight. Entities required to register as swap dealers are subject to business conduct, recordkeeping and reporting requirements under CFTC rules and will be subject to capital and margin requirements in connection with transactions with certain US and non-US counterparties. Barclays Bank PLC has provisionally registered with the CFTC as a swap dealer and is subject to CFTC rules on business conduct, record-keeping and reporting. With respect to margin and capital, Barclays Bank Group is subject to the rules of the FRB in connection with its swap dealer business.

The CFTC has approved certain comparability determinations that permit substituted compliance with non-US regulatory regimes for certain swap regulations related to business conduct and other requirements, while other determinations remain pending. Substituted compliance is permitted, where applicable, only with respect to transactions between a non-US swap dealer and a non-US counterparty. In addition, the CFTC has issued proposed rules that would require a non-US swap dealer to comply with certain CFTC rules in connection with transactions that are “arranged, negotiated or executed” from the US. It is unclear whether the proposed rules will be adopted in the form proposed. Most recently, in October 2017, the CFTC issued an order permitting substituted compliance with EU margin rules for certain uncleared derivatives. However, as Barclays Bank Group is subject to the margin rules of the FRB, it will not benefit from the CFTC’s action unless the FRB takes a similar approach.

It is unclear whether further changes will be made to the CFTC’s proposed rules or when they will become effective. In addition, it is uncertain whether and to what degree other US regulators, such as the FRB, will take an approach similar to the CFTC’s regarding substituted compliance.

The SEC finalised the rules governing security based swap dealer registration in 2015 but clarified that registration timing is contingent upon the finalisation of certain additional rules under Title VII of DFA, several of which are still pending. In particular, the SEC has stated that registration will be required at the later of the SEC’s adoption of final rules on capital and margin, or the compliance dates for the SEC’s rules on recordkeeping and reporting, business conduct or employment of statutorily disqualified persons. Therefore, there is currently no specific timetable for the effectiveness of the security-based swap dealer registration requirement. However, the SEC has recently proposed additional rules, and republished prior proposed

100 Barclays Bank PLC 2018 Annual Report on Form 20-F

rules, regarding security-based swap dealers, and has indicated that it may take the actions that will trigger the registration requirement in the near future.

When security-based swap dealer registration is required, it is anticipated that Barclays Bank PLC and/or one or more of its affiliates will be required to register in that capacity and thus will be required to comply with the SEC’s rules for security-based swap dealers. These rules may impose costs and other requirements or restrictions that could impact our business. In addition, the SEC has provided some limited guidance regarding certain aspects of the cross-border applicability of its security-based swaps rules, including a final rule addressing transactions of a non-US person arranged, negotiated, or executed by personnel located in a US branch or office. However, it remains unclear as to how or when substituted compliance may be available, and which of the SEC’s rules will be eligible.

(e) Conduct, culture and other regulation

Conduct and culture

On 7 March 2016, the PRA and FCA introduced measures to increase the individual accountability of senior managers and other covered individuals in the banking sector. The new regime comprises: the ‘Senior Managers Regime’, which applies to a limited number of individuals with senior management responsibilities within a firm; the ‘Certification Regime’, which is intended to assess and monitor the fitness and propriety of a wider range of employees who could pose a risk of significant harm to the firm or its customers; and conduct rules that individuals subject to either regime must comply with. From March 2017, the conduct rules have applied more widely to other staff of firms within the scope of the regime. The regime will be expanded to apply to all firms authorised under FSMA from 9 December 2019. The Financial Services Act 2010, among other things, requires the UK regulators to make rules about remuneration and to require regulated firms to have a remuneration policy that is consistent with effective risk management.

The Banking Act also amended FSMA to allow the FCA to make rules requiring firms to operate a collective consumer redress scheme to deal with cases of widespread failure by regulated firms to meet regulatory requirements that may have created consumer detriment.

Our regulators have also enhanced their focus on the promotion of cultural values as a key area for banks, although they generally view the responsibility for reforming culture as primarily sitting with the industry.

Data protection and PSD2

Most countries in which Barclays Bank Group has a presence already have privacy laws governing the collection, use and disclosure of personal data, or are considering their introduction. The harmonisation of the European privacy regime through the introduction of the General Data Protection Regulation (GDPR) was a major focus in 2018. However, new laws have also recently been introduced in California, the Cayman Islands, and Brazil, and existing laws in Japan, Guernsey, Jersey and the Isle of Man have been updated. The global nature of our business and IT infrastructure means personal information may be made available or stored in countries other than where it was originally collected. The proper handling and protection of personal data is very important to our clients, employees and to regulators, and there can be considerable regulatory fines for breaches (for example, up to 4% of global turnover under GDPR).

A number of recent developments have indicated a clear political and regulatory desire to make customer account information and transactional services more easily accessible to customers and parties providing services to them, such as the revised Payment Services Directive (PSD2). PSD2 replaced the previous Payment Services Directive and, with respect to certain requirements, has a wider scope, applying transparency and information requirements to payment transactions in all currencies where the provider of at least one leg of the payment service is located in the EU. PSD2 also requires banks which provide accounts to enable access to those accounts through dedicated technology to allow third parties to provide account information and payment initiation services. The requirements relating to this technology will come into effect in September 2019.

Cyber security and operational resilience

Regulators in Europe and the US have been increasingly focused on cyber security risk management and operational resilience for banking organisations. This has resulted in a number of proposed laws, regulations and other requirements that necessitate the implementation of a variety of increased controls and enhancement activities for regulated Barclays Bank Group entities. These include, among others, the adoption of cyber security policies and procedures meeting specified criteria, minimum required security measures, controls and procedures for enhanced reporting and public disclosures, compliance certification requirements, and other cyber and information risk governance measures. These increased controls will enhance our security posture and increase our ability to protect the organisation and our customers. Such measures may result in increased technology and compliance costs for Barclays Bank Group.

Sanctions and financial crime

The UK Bribery Act 2010 introduced a new form of corporate criminal liability focused broadly on a company’s failure to prevent bribery on its behalf. The legislation has broad application and in certain circumstances may have extra-territorial impact on entities, persons or activities located outside the UK, including Barclays PLC and its subsidiaries. In practice, the legislation requires Barclays Bank Group to have adequate procedures to prevent bribery which, due to the extra-territorial nature of the status, makes this both complex and costly.

On 30 September 2017, the Criminal Finances Act 2017 introduced new corporate criminal offences of failing to prevent the facilitation of UK and overseas tax evasion. The legislation has very broad extra-territorial application and may impact entities, persons or activities located outside the UK, including Barclays PLC and its subsidiaries. It also requires Barclays Bank Group to have reasonable prevention procedures in place to prevent the criminal facilitation of tax evasion by persons acting for, or on behalf of, Barclays Bank Group.

In the US, the Bank Secrecy Act, the USA PATRIOT Act 2001 and regulations thereunder contain numerous anti-money laundering and anti-terrorist financing requirements for financial institutions. In addition, Barclays Bank Group is subject to the US Foreign Corrupt Practices Act, which prohibits certain payments to foreign officials, as well as rules and regulations relating to economic sanctions and embargo programs administered by the US Office of Foreign Assets Control which restrict certain business activities with certain individuals, entities, groups, countries and territories.

Barclays Bank PLC 2018 Annual Report on Form 20-F 101

Risk review

Supervision and regulation

Two significant new regulatory rules came into force in the US in 2018: the New York Department of Financial Services (DFS) Rule 504 and the US Department of Treasury’s Financial Crime Enforcement Network (FinCEN) Customer Due Diligence (CDD) Rule. Rule 504 enumerates detailed transaction filtering and screening requirements for potential Bank Secrecy Act and anti-money laundering violations and transactions with sanctioned entities, applicable to institutions regulated by the DFS (including Barclays Bank PLC, New York branch) and requires a senior bank official to certify compliance. The CDD Rule requires Barclays Bank Group US entities to identify natural beneficial owners above a certain threshold for clients that are legal entities.

In some cases, US state and federal regulations addressing sanctions, money laundering and other financial crimes may impact entities, persons or activities located outside the US, including Barclays PLC and its subsidiaries. The enforcement of these regulations has been a major focus of US state and federal government policy relating to financial institutions in recent years, and failure of a financial institution to ensure compliance could have serious legal, financial and reputational consequences for the institution.

102 Barclays Bank PLC 2018 Annual Report on Form 20-F

Financial statements

Contents

Detailed analysis of our statutory accounts, independently audited and providing in-depth disclosure on the financial performance of Barclays Bank Group.

		Page	Note
Consolidated financial statements
	◾Consolidated income statement	106	n/a
	◾Consolidated statement of comprehensive income	107	n/a
	◾Consolidated balance sheet	108	n/a
	◾Consolidated statement of changes in equity	109	n/a
	◾Consolidated cash flow statement	111	n/a
Notes to the financial statements
	◾Significant accounting policies	113	1
	◾Disposal of business and transfer of ownership of subsidiary	117	2
	◾Discontinued operations and assets included in disposal groups classified as held for sale and associated liabilities	120	3
Performance/return	◾Segmental reporting	124	4
	◾Net interest income	126	5
	◾Net fee and commission income	127	6
	◾Net trading income	128	7
	◾Net investment income	129	8
	◾Credit impairment charges and other provisions	129	9
	◾Operating expenses	134	10
	◾Tax	134	11
	◾Dividends on ordinary shares	140	12
Assets and liabilities held at fair value	◾Trading portfolio	141	13
	◾Financial assets at fair value through the income statement	141	14
	◾Derivative financial instruments	142	15
	◾Financial assets at fair value through other comprehensive income and Financial Investments	153	16
	◾Financial liabilities designated at fair value	154	17
	◾Fair value of financial instruments	155	18
	◾Offsetting financial assets and financial liabilities	171	19
Financial instruments held at	◾Loans and advances and deposits at amortised cost	173	20
amortised cost	◾Finance leases	175	21
Non-current assets and other	◾Property, plant and equipment	176	22
investments	◾Goodwill and intangible assets	178	23
	◾Operating leases	180	24
Accruals, provisions, contingent	◾Other liabilities	181	25
liabilities and legal proceedings	◾Provisions	181	26
	◾Contingent liabilities and commitments	183	27
	◾Legal, competition and regulatory matters	183	28
Capital instruments, equity and	◾Subordinated liabilities	191	29
reserves	◾Ordinary shares, share premium and other equity	195	30
	◾Reserves	198	31
	◾Non-controlling interests	199	32
Employee benefits	◾Staff costs	200	33
	◾Share-based payments	200	34
	◾Pensions and post-retirement benefits	203	35
Scope of consolidation	◾Principal subsidiaries	209	36
	◾Structured entities	210	37
	◾Investments in associates and joint ventures	213	38
	◾Securitisations	214	39
	◾Assets pledged	216	40
Other disclosure matters	◾Related party transactions and Directors’ remuneration	217	41
	◾Auditors’ remuneration	220	42
	◾Transition disclosures	221	43

Barclays Bank PLC 2018 Annual Report on Form 20-F 103

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Barclays Bank PLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Barclays Bank PLC and subsidiaries (the Group) as of December 31, 2018 and 2017, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the two year period ended December 31, 2018, and the related notes and specific disclosures described in Note 1 of the financial statements as being part of the consolidated financial statements (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2018, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We have also audited the adjustments described in Note 3 that were applied to the 2016 consolidated financial statements to retrospectively reflect the disposal of the UK banking business. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2016 consolidated financial statements of the Group other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2016 consolidated financial statements taken as a whole.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Group has changed its method of accounting for financial instruments in 2018 due to the adoption of International Financial Reporting Standard 9 Financial Instruments.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Group’s auditor since 2017.

London, United Kingdom

February 20, 2019

Barclays Bank PLC 2018 Annual Report on Form 20-F 104

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barclays Bank PLC

In our opinion, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2016, before the effects of the adjustments to retrospectively reflect the disposal of the UK banking business described in Note 3, present fairly, in all material respects, the results of operations and cash flows of Barclays Bank PLC (the “Bank”) and its subsidiaries for the year ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2016 financial statements before the effects of the adjustments discussed in Note 3 are not presented herein). These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit, before the effects of the adjustments described above, of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the disposal of the UK banking business described in Note 3 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

February 22, 2017

Note that the report set out above is included for the purposes of Barclays Bank PLC’s Annual Report on Form 20-F for 2018 only and does not form part of Barclays Bank PLC’s Annual Report and Accounts for 2018.

105 Barclays Bank PLC 2018 Annual Report on Form 20-F

Consolidated financial statements

Consolidated income statement

For the year ended 31 December	Notes	2018 £m	2017[a] £m	2016[a] £m

Continuing operations

Interest income	5	7,459	6,917	6,891

Interest expense	5	(4,329)	(3,041)	(2,115)

Net interest income		3,130	3,876	4,776

Fee and commission income	6	7,392	7,424	7,215

Fee and commission expense	6	(1,785)	(1,726)	(1,626)

Net fee and commission income		5,607	5,698	5,589

Net trading income	7	4,364	3,396	2,716

Net investment income	8	394	699	1,077

Other income		105	61	44

Total income		13,600	13,730	14,202

Credit impairment charges and other provisions	9	(643)	(1,553)	(1,477)

Net operating income		12,957	12,177	12,725

Staff costs	33	(4,874)	(4,393)	(6,832)

Infrastructure costs	10	(935)	(1,696)	(2,339)

Administration and general expenses[b]	10	(4,224)	(4,141)	(1,975)

Litigation and conduct[b]		(1,706)	(448)	(321)

Operating expenses		(11,739)	(10,678)	(11,467)

Share of post-tax results of associates and joint ventures		68	75	71

Profit on disposal of subsidiaries, associates and joint ventures		-	184	565

Profit before tax		1,286	1,758	1,894

Taxation	11	(404)	(1,526)	(302)

Profit after tax in respect of continuing operations		882	232	1,592

(Loss)/profit after tax in respect of discontinued operations	3	(47)	(1,386)	2,137

Profit/(loss) after tax		835	(1,154)	3,729

Attributable to:

Equity holders of the parent		188	(1,937)	2,867

Other equity instrument holders		647	639	457

Total equity holders of the parent		835	(1,298)	3,324

Non-controlling interests in respect of continuing operations	32	-	4	3

Non-controlling interests in respect of discontinued operations	32	-	140	402

Profit/(loss) after tax		835	(1,154)	3,729

Notes

a

Following the sale of the UK banking business on 1 April 2018 by the Group, the continuing operations for 2016 and 2017 have been restated to disclose the UK banking business as a discontinued operation. Further detail on the discontinued operations can be found in Note 3 on pages 120 to 123.

b

The presentation of administration and general expenses has been amended to include litigation and conduct as a separate line item. The prior year comparatives within administration and general expenses categories have been adjusted accordingly.

106 Barclays Bank PLC 2018 Annual Report on Form 20-F

Consolidated financial statements

Consolidated statement of comprehensive income

For the year ended 31 December	2018 £m	2017[a] £m	2016[a] £m

Profit/(loss) after tax	835	(1,154)	3,729

Profit after tax in respect of continuing operations	882	232	1,592

(Loss)/profit after tax in respect of discontinuing operations	(47)	(1,386)	2,137

Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations:

Currency translation reserve

Currency translation differences[b]	844	(1,310)	3,027

Available for sale reserve[c]

Net gains from changes in fair value	-	404	2,178

Net (gains) transferred to net profit on disposal	-	(294)	(912)

Net losses transferred to net profit due to impairment	-	3	20

Net losses/(gains) transferred to net profit due to fair value hedging	-	283	(1,677)

Changes in insurance liabilities and other liabilities	-	60	53

Tax	-	(27)	(18)

Fair value through other comprehensive income reserve[c]

Net losses from changes in fair value	(475)	-	-

Net losses transferred to net profit on disposal	74	-	-

Net losses transferred to net profit due to impairment	4	-	-

Net losses transferred to net profit due to fair value hedging	165	-	-

Other movements	(25)	-	-

Tax	53	-	-

Cash flow hedging reserve

Net (losses)/gains from changes in fair value	(197)	(428)	689

Net gains transferred to net profit	(213)	(602)	(431)

Tax	103	256	(59)

Other	27	(7)	47

Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations	360	(1,662)	2,917

Other comprehensive income/(loss) not recycled to profit or loss from continuing operations:

Retirement benefit remeasurements	412	115	(1,309)

Fair value through other comprehensive income reserve[c]	(141)	-	-

Own credit	77	(7)	-

Tax	(118)	(66)	329

Other comprehensive income/(loss) not recycled to profit or loss from continuing operations	230	42	(980)

Other comprehensive income/(loss) for the year from continuing operations	590	(1,620)	1,937

Other comprehensive (loss)/income for the year from discontinued operation	(3)	1,301	1,520

Total comprehensive income/(loss) for the year

Total comprehensive income/(loss) for the year, net of tax from continuing operations	1,472	(1,388)	3,529

Total comprehensive (loss)/income for the year, net of tax from discontinued operation	(50)	(85)	3,657

Total comprehensive income/(loss) for the year	1,422	(1,473)	7,186

Attributable to:

Equity holders of the parent	1,422	(1,585)	5,947

Non-controlling interests	-	112	1,239

Total comprehensive income/(loss) for the year	1,422	(1,473)	7,186

Notes

a

Following the sale of the UK banking business on 1 April 2018 by the Group, the continuing operations for 2016 and 2017 have been restated to disclose the UK banking business as a discontinued operation. Further detail on the discontinued operations can be found in Note 3 on pages 120 to 123.

b	Includes £41m loss (2017: £189m loss) on recycling of currency translation differences.
c	Following the adoption of IFRS 9, Financial Instruments on 1 January 2018, the fair value through other comprehensive income reserve was introduced replacing the available for sale reserve.

Barclays Bank PLC 2018 Annual Report on Form 20-F 107

Consolidated financial statements

Consolidated balance sheet

As at 31 December	Notes	2018 £m	2017[a] £m

Assets

Cash and balances at central banks		136,359	171,036

Cash collateral and settlement balances		74,352	77,172

Loans and advances at amortised cost	20	136,959	324,590

Reverse repurchase agreements and other similar secured lending		1,613	12,546

Trading portfolio assets	13	104,038	113,755

Financial assets at fair value through the income statement	14	145,250	116,282

Derivative financial instruments	15	222,683	237,987

Financial investments	16	-	58,963

Financial assets at fair value through other comprehensive income	16	44,994	-

Investments in associates and joint ventures	38	762	718

Goodwill and intangible assets	23	1,327	4,885

Property, plant and equipment	22	947	1,519

Current tax assets	11	1,713	376

Deferred tax assets	11	2,970	3,352

Retirement benefit assets	35	1,768	966

Other assets		1,965	4,003

Assets included in disposal groups classified as held for sale		-	1,193

Total assets		877,700	1,129,343

Liabilities

Deposits at amortised cost		199,337	399,189

Cash collateral and settlement balances		67,736	68,143

Repurchase agreements and other similar secured borrowing		7,378	40,338

Debt securities in issue		39,063	69,386

Subordinated liabilities	29	35,327	24,193

Trading portfolio liabilities	13	36,614	37,352

Financial liabilities designated at fair value	17	217,741	173,718

Derivative financial instruments	15	219,592	238,345

Current tax liabilities	11	621	494

Retirement benefit liabilities	35	283	287

Other liabilities	25	5,170	8,862

Provisions	26	1,127	3,302

Total liabilities		829,989	1,063,609

Equity

Called up share capital and share premium	30	2,348	14,453

Other equity instruments	30	7,595	8,982

Other reserves	31	3,361	3,808

Retained earnings		34,405	38,490

Total equity excluding non-controlling interests		47,709	65,733

Non-controlling interests	32	2	1

Total equity		47,711	65,734

Total liabilities and equity		877,700	1,129,343

The Board of Directors approved the financial statements on pages 106 to 231 on 20 February 2019.

Sir Gerry Grimstone

Barclays Bank Group Chairman

Tim Throsby

Barclays Bank Group Chief Executive

Steven Ewart

Barclays Bank Group Chief Financial Officer

Note
a

Barclays introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. Further detail on the adoption of new accounting policies can be found in Note 1 on pages 113 to 117, Note 42 on pages 218 to 220 and the Credit risk disclosures on pages 45 to 69.

108 Barclays Bank PLC 2018 Annual Report on Form 20-F

Consolidated financial statements

Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instruments[a] £m	Available for sale reserve[b] £m	Fair value through other comprehensive income reserve £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other reserves and other share-holders’ equity[a] £m	Own credit reserve[a] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m
Balance as at 31 December 2017	14,453	8,982	396	-	184	3,084	323	(179)	38,490	65,733	1	65,734
Effects of changes in accounting policies[d]	-	-	(396)	260	-	-	-	-	(2,014)	(2,150)	-	(2,150)
Balance as at 1 January 2018	14,453	8,982	-	260	184	3,084	323	(179)	36,476	63,583	1	63,584
Profit after tax	-	647	-	-	-	-	-	-	235	882	-	882
Currency translation movements	-	-	-	-	-	844	-	-	-	844	-	844
Fair value through other comprehensive income reserve	-	-	-	(345)	-	-	-	-	-	(345)	-	(345)
Cash flow hedges	-	-	-	-	(307)	-	-	-	-	(307)	-	(307)
Pension remeasurement	-	-	-	-	-	-	-	-	313	313	-	313
Own credit reserve	-	-	-	-	-	-	-	58	-	58	-	58
Other	-	-	-	-	-	-	-	-	27	27	-	27
Total comprehensive income net of tax from continuing operations	-	647	-	(345)	(307)	844	-	58	575	1,472	-	1,472
Total comprehensive income net of tax from discontinued operations	-	-	-	(3)	-	-	-	-	(47)	(50)	-	(50)
Total comprehensive income for the year	-	647	-	(348)	(307)	844	-	58	528	1,422	-	1,422
Issue and exchange of other equity instruments	-	683	-	-	-	-	-	-	(312)	371	-	371
Capital reorganisation	(12,092)	-	-	-	-	-	-	-	12,092	-	-	-
Other equity instruments coupons paid	-	(647)	-	-	-	-	-	-	175	(472)	-	(472)
Redemption of preference shares	(13)	-	-	-	-	-	21	-	(2,048)	(2,040)	-	(2,040)
Equity to debt reclassification[c]	-	-	-	-	-	-	(272)	-	-	(272)	-	(272)
Equity settled share schemes	-	-	-	-	-	-	-	-	373	373	-	373
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	-	-	-	-	-	(418)	(418)	-	(418)
Dividends on ordinary shares	-	-	-	-	-	-	-	-	(14,585)	(14,585)	-	(14,585)
Dividends on preference shares and other shareholders equity	-	-	-	-	-	-	-	-	(204)	(204)	-	(204)
Capital contribution from Barclays Plc	-	-	-	-	-	-	-	-	3,000	3,000	-	3,000
Net equity impact of intra-group transfers	-	(2,070)	-	(210)	-	(1)	(96)	-	(638)	(3,015)	-	(3,015)
Other reserve movements	-	-	-	-	-	-	-	-	(34)	(34)	1	(33)
Balance as at 31 December 2018	2,348	7,595	-	(298)	(123)	3,927	(24)	(121)	34,405	47,709	2	47,711

Notes
a	For further details refer to Note 30.
b	For further details refer to Note 31.
c	Following a review of certain equity instruments, certain instruments have been deemed to have characteristics that would qualify them as debt and have subsequently been reclassified.
d

Following the adoption of IFRS 9 Financial Instruments on 1 January 2018, the fair value through other comprehensive income reserve was introduced replacing the available for sale reserve. £260m was reclassified to the fair value through other comprehensive income reserve; £139m reclassified to retained earnings and an impairment charge of £3m through to retained earnings.

Barclays Bank PLC 2018 Annual Report on Form 20-F 109

Consolidated financial statements

Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instruments[a] £m	Available for sale reserve[b] £m	Fair value through other comprehensive income reserve £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other reserves and other shareholders’ equity[a] £m	Own credit reserve[a] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m
Balance as at 31 December 2016	14,462	6,486	(22)	-	954	3,054	309	-	42,190	67,433	3,522	70,955
Effects of changes in accounting policies[c]	-	-	-	-	-	-	-	(175)	175	-	-	-
Balance as at 1 January 2017	14,462	6,486	(22)	-	954	3,054	309	(175)	42,365	67,433	3,522	70,955
Profit after tax	-	639	-	-	-	-	-	-	(411)	228	4	232
Currency translation movements	-	-	-	-	-	(1,309)	-	-	-	(1,309)	(1)	(1,310)
Available for sale investments	-	-	429	-	-	-	-	-	-	429	-	429
Cash flow hedges	-	-	-	-	(774)	-	-	-	-	(774)	-	(774)
Pension remeasurement	-	-	-	-	-	-	-	-	53	53	-	53
Own credit reserve	-	-	-	-	-	-	-	(11)	-	(11)	-	(11)
Other	-	-	-	-	-	-	-	-	(7)	(7)	-	(7)
Total comprehensive income net of tax from continuing operations	-	639	429	-	(774)	(1,309)	-	(11)	(365)	(1,391)	3	(1,388)
Total comprehensive income net of tax from discontinued operations	-	-	(11)	-	4	1,339	-	-	(1,526)	(194)	109	(85)
Total comprehensive income for the year	-	639	418	-	(770)	30	-	(11)	(1,891)	(1,585)	112	(1,473)
Issue and exchange of other equity instruments	-	2,496	-	-	-	-	-	-	-	2,496	-	2,496
Other equity instruments coupons paid	-	(639)	-	-	-	-	-	-	174	(465)	-	(465)
Redemption of preference shares	(9)	-	-	-	-	-	14	-	(1,343)	(1,338)	-	(1,338)
Equity settled share schemes	-	-	-	-	-	-	-	-	550	550	-	550
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	-	-	-	-	-	(78)	(78)	-	(78)
Dividends on ordinary shares	-	-	-	-	-	-	-	-	(674)	(674)	(173)	(847)
Dividends on preference shares and other shareholders equity	-	-	-	-	-	-	-	-	(242)	(242)	-	(242)
Net equity impact of partial BAGL disposal	-	-	-	-	-	-	-	-	(359)	(359)	(3,462)	(3,821)
Other reserve movements	-	-	-	-	-	-	-	7	(12)	(5)	2	(3)
Balance as at 31 December 2017	14,453	8,982	396	-	184	3,084	323	(179)	38,490	65,733	1	65,734

	Called up share capital and share premium[a] £m	Other equity instru- ments[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Own credit reserve[b] £m	Other reserves and treasury shares[b] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m
Balance as at 1 January 2016	14,472	5,350	338	709	(623)	-	509	43,350	64,105	1,914	66,019
Profit after tax	-	457	-	-	-	-	-	1,132	1,589	3	1,592
Currency translation movements	-	-	-	-	3,025	-	-	-	3,025	2	3,027
Available for sale investments	-	-	(356)	-	-	-	-	-	(356)	-	(356)
Cash flow hedges	-	-	-	199	-	-	-	-	199	-	199
Pension remeasurement	-	-	-	-	-	-	-	(980)	(980)	-	(980)
Other	(17)	-	-	-	-	-	-	64	47	-	47
Total comprehensive income net of tax from continuing operations	(17)	457	(356)	199	3,025	-	-	216	3,524	5	3,529
Total comprehensive income net of tax from discontinued operation	-	-	(4)	46	652	-	-	1,729	2,423	1,234	3,657
Total comprehensive income for the year	(17)	457	(360)	245	3,677	-	-	1,945	5,947	1,239	7,186
Issue and exchange other equity instruments	-	1,136	-	-	-	-	-	-	1,136	-	1,136
Other equity instruments coupons paid	-	(457)	-	-	-	-	-	128	(329)	-	(329)
Redemption of preference shares	-	-	-	-	-	-	(199)	(1,378)	(1,577)	-	(1,577)
Equity settled share schemes	-	-	-	-	-	-	-	577	577	-	577
Vesting of shares under employee share schemes	-	-	-	-	-	-	-	(414)	(414)	-	(414)
Dividends on ordinary shares	-	-	-	-	-	-	-	(638)	(638)	(235)	(873)
Dividends on preference shares and other shareholders equity	-	-	-	-	-	-	-	(340)	(340)	-	(340)
Capital contribution for Barclays PLC	-	-	-	-	-	-	-	114	114	-	114
Net equity impact of partial BAGL disposal	-	-	-	-	-	-	-	(349)	(349)	601	252
Net equity impact of partial BCSERL disposal	-	-	-	-	-	-	-	(806)	(806)	-	(806)
Other reserve movements	7	-	-	-	-	-	(1)	1	7	3	10
Balance as at 31 December 2016	14,462	6,486	(22)	954	3,054	-	309	42,190	67,433	3,522	70,955
Notes
a	For further details refer to Note 30.
b	For further details refer to Note 31.
c

As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit which was previously recorded in the income statement is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of £175m has therefore been reclassified from retained earnings to a separate own credit reserve, within other reserves. During 2017 a £3m loss (net of tax) on own credit has been booked in the reserve.

110 Barclays Bank PLC 2018 Annual Report on Form 20-F

Consolidated financial statements

Consolidated cash flow statement

		2018	2017[a]	2016[a]

For the year ended 31 December	Notes	£m	£m	£m

Continuing operations

Reconciliation of profit before tax to net cash flows from operating activities:

Profit before tax		1,286	1,758	1,894

Adjustment for non-cash items:

Allowance for impairment		643	1,553	1,461

Depreciation, amortisation and impairment of property, plant, equipment and intangibles		397	663	1,073

Other provisions, including pensions		2,274	770	463

Net profit on disposal of investments and property, plant and equipment		-	(314)	(708)

Other non-cash movements including exchange rate movements		(3,877)	1,565	(24,732)

Changes in operating assets and liabilities

Net decrease/(increase) in cash collateral and settlement balances		(5,606)	(3,912)	503

Net decrease/(increase) in loans and advances		(3,890)	26,062	(19,204)

Net decrease/(increase) in reverse repurchase agreements and other similar lending		(434)	(1,827)	14,733

Net (decrease)/increase in deposits and debt securities in issue		16,330	938	54,629

Net increase/(decrease) in repurchase agreements and other similar borrowing		2	16,978	(4,852)

Net decrease/(increase) in derivative financial instruments		(6,419)	6,770	(2,370)

Net (increase) in trading assets		10,102	(33,179)	(5,531)

Net increase in trading liabilities		1,688	2,665	880

Net decrease in financial assets and liabilities at fair value through income statement		(6,284)	39,507	854

Net (increase)/decrease in other assets		949	(721)	(9,805)

Net (decrease) in other liabilities		(6,099)	(2,014)	925

Corporate income tax paid	11	(409)	59	(254)

Net cash from operating activities		653	57,321	9,959

Net cash disposed of due to the disposal of the UK banking business		-	-	-

Purchase of available for sale investments		-	(83,233)	(65,086)

Purchase of financial assets at fair value through other comprehensive income		(106,330)	-	-

Proceeds from sale or redemption of available for sale investments		-	88,298	102,384

Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		108,038	-	-

Purchase of property, plant and equipment and intangibles		(422)	(714)	(1,718)

Proceeds from sale of property, plant and equipment and intangibles		35	2,150	7

Disposal of discontinued operation, net of cash disposed		(39,703)	(1,060)	-

Disposal of subsidiaries, net of cash disposed		-	358	595

Net (increase)/decrease in investment in subsidiaries		-	-	-

Other cash flows associated with investing activities		1,191	693	32

Net cash from investing activities		(37,191)	6,492	36,214

Dividends paid		(1,142)	(1,427)	(1,186)

Issuance of subordinated debt	29	221	3,041	857

Redemption of subordinated debt	29	(3,246)	(1,378)	(1,143)

Net issue of shares and other equity instruments		1,925	2,495	1,125

Redemption of shares and other equity instruments		(3,588)	(1,339)	(1,378)

Capital contribution from Barclays PLC		2,000	-	114

Vesting of shares under employee share schemes		(418)	-	-

Net cash from financing activities		(4,248)	1,392	(1,611)

Effect of exchange rates on cash and cash equivalents		4,159	(4,772)	10,468

Net increase in cash and cash equivalents from continuing operations		(36,627)	60,432	55,030

Net cash from discontinued operation	3	(468)	88	2,346

Net increase in cash and cash equivalents		(37,095)	60,520	57,376

Cash and cash equivalents at beginning of year		204,452	143,932	86,556

Cash and cash equivalents at end of year		167,357	204,452	143,932

Cash and cash equivalents comprise:

Cash and balances at central banks		136,359	171,036	102,328

Loans and advances to banks with original maturity less than three months		7,404	8,050	9,073

Cash collateral and settlement balances with banks with original maturity less than three months		22,677	24,656	29,026

Available for sale treasury and other eligible bills with original maturity less than three months		917	682	356

Trading portfolio assets with original maturity less than three months		-	28	-

Cash and cash equivalents held for sale		-	-	3,149
		167,357	204,452	143,932

Note

Barclays Bank PLC 2018 Annual Report on Form 20-F 111

Consolidated financial statements

Consolidated cash flow statement

a

Following the sale of the UK banking business on 1 April 2018 by the Group, the continuing operations for 2016 and 2017 have been restated to disclose the UK banking business as a discontinued operation. Further detail on the discontinued operations can be found in Note 3 on pages 120 to 123.

Interest received by Barclays Bank Group was £18,990m (2017: £21,783m) and interest paid by Barclays Bank Group was £14,800m (2017: £10,388m).

Barclays Bank Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,716m (2017: £3,360m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

112 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

For the year ended 31 December 2018

This section describes Barclays Bank Group’s significant policies and critical accounting estimates that relate to the financial statements and notes as a whole. If an accounting policy or a critical accounting estimate relates to a particular note, the accounting policy and/or critical accounting estimate is contained with the relevant note.

1 Significant accounting policies

1. Reporting entity

Barclays Bank PLC is a public limited company, registered in England under company number 1026167.

These financial statements are prepared for Barclays Bank PLC and its subsidiaries (the Barclays Bank Group) under Section 399 of the Companies Act 2006. The Barclays Bank Group is a major global financial services provider engaged in credit cards, wholesale banking, investment banking, wealth management and investment management services. In addition, individual financial statements have been presented for the holding company.

2. Compliance with International Financial Reporting Standards

The consolidated financial statements of the Barclays Bank Group, and the individual financial statements of Barclays Bank PLC, have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) issued by the Interpretations Committee, as published by the International Accounting Standards Board (IASB). They are also in accordance with IFRS and IFRIC interpretations endorsed by the European Union. The principal accounting policies applied in the preparation of the consolidated and individual financial statements are set out below, and in the relevant notes to the financial statements. These policies have been consistently applied with the exception of the adoption of IFRS 9 Financial Instruments including the early adoption of Prepayment Features with Negative Compensation (Amendments to IFRS 9), IFRS 15 Revenue from Contracts with Customers and the amendments to IFRS 2 Share-based Payment from 1 January 2018.

3. Basis of preparation

The consolidated and individual financial statements have been prepared under the historical cost convention modified to include the fair valuation of investment property, and particular financial instruments, to the extent required or permitted under IFRS as set out in the relevant accounting policies. They are stated in millions of pounds Sterling (£m), the functional currency of Barclays Bank PLC.

The financial statements have been prepared on a going concern basis, in accordance with the Companies Act 2006 as applicable to companies using IFRS.

4. Accounting policies

The Barclays Bank Group prepares financial statements in accordance with IFRS. The Barclays Bank Group’s significant accounting policies relating to specific financial statement items, together with a description of the accounting estimates and judgements that were critical to preparing them, are set out under the relevant notes. Accounting policies that affect the financial statements as a whole are set out below.

(i) Consolidation

Barclays Bank Group applies IFRS 10 Consolidated financial statements.

The consolidated financial statements combine the financial statements of Barclays Bank PLC and all its subsidiaries. Subsidiaries are entities over which Barclays Bank PLC has control. The Barclays Bank Group has control over another entity when the Barclays Bank Group has all of the following:

1) power over the relevant activities of the investee, for example through voting or other rights

2) exposure to, or rights to, variable returns from its involvement with the investee and

3) the ability to affect those returns through its power over the investee.

The assessment of control is based on the consideration of all facts and circumstances. The Barclays Bank Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Intra-group transactions and balances are eliminated on consolidation. Consistent accounting policies are used throughout the Barclays Bank Group for the purposes of the consolidation.

Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has already been obtained and they do not result in loss of control.

As the consolidated financial statements include partnerships where the Barclays Bank Group member is a partner, advantage has been taken of the exemption under Regulation 7 of the Partnership (Accounts) Regulations 2008 with regard to preparing and filing of individual partnership financial statements.

Details of the principal subsidiaries are given in Note 36.

(ii) Foreign currency translation

The Barclays Bank Group applies IAS 21 The Effects of Changes in Foreign Exchange Rates. Transactions in foreign currencies are translated into Sterling at the rate ruling on the date of the transaction. Foreign currency monetary balances are translated into Sterling at the period end exchange rates. Exchange gains and losses on such balances are taken to the income statement. Non-monetary foreign currency balances are carried at historical transaction date exchange rates.

Barclays Bank PLC 2018 Annual Report on Form 20-F 113

1 Significant accounting policies continued

The Barclays Bank Group’s foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside the UK may have different functional currencies. The functional currency of an operation is the currency of the main economy to which it is exposed.

Prior to consolidation (or equity accounting) the assets and liabilities of non-Sterling operations are translated at the period end exchange rate and items of income, expense and other comprehensive income are translated into Sterling at the rate on the date of the transactions. Exchange differences arising on the translation of foreign operations are included in currency translation reserves within equity. These are transferred to the income statement when the Barclays Bank Group disposes of the entire interest in a foreign operation, when partial disposal results in the loss of control of an interest in a subsidiary, when an investment previously accounted for using the equity method is accounted for as a financial asset, or on the disposal of an autonomous foreign operation within a branch.

(iii) Financial assets and liabilities

The Barclays Bank Group applies IFRS 9 Financial Instruments to the recognition, classification and measurement, and derecognition of financial assets and financial liabilities and the impairment of financial assets. The Barclays Bank Group applies the requirements of IAS 39 Financial Instruments: Recognition and Measurement for hedge accounting purposes.

Recognition

The Barclays Bank Group recognises financial assets and liabilities when it becomes a party to the terms of the contract. Trade date or settlement date accounting is applied depending on the classification of the financial asset.

Classification and measurement

Financial assets are classified on the basis of two criteria:

i) the business model within which financial assets are managed; and

ii) their contractual cash flow characteristics (whether the cash flows represent ‘solely payments of principal and interest’ (SPPI)).

The Barclays Bank Group assesses the business model criteria at a portfolio level. Information that is considered in determining the applicable business model includes (i) policies and objectives for the relevant portfolio, (ii) how the performance and risks of the portfolio are managed, evaluated and reported to management, and (iii) the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for such sales.

The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent SPPI. In assessing whether contractual cash flows are SPPI compliant, interest is defined as consideration primarily for the time value of money and the credit risk of the principal outstanding. The time value of money is defined as the element of interest that provides consideration only for the passage of time and not consideration for other risks or costs associated with holding the financial asset. Terms that could change the contractual cash flows so that it would not meet the condition for SPPI are considered, including: (i) contingent and leverage features, (ii) non-recourse arrangements and (iii) features that could modify the time value of money.

Financial assets will be measured at amortised cost if they are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and their contractual cash flows represent SPPI.

Financial assets will be measured at fair value through other comprehensive income if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and their contractual cash flows represent SPPI.

Other financial assets are measured at fair value through profit and loss. There is an option to make an irrevocable election on initial recognition for non-traded equity investments to be measured at fair value through other comprehensive income, in which case dividends are recognised in profit or loss, but gains or losses are not reclassified to profit or loss upon derecognition, and impairment is not recognised in the income statement.

The accounting policy for each type of financial asset or liability is included within the relevant note for the item. The Barclays Bank Group’s policies for determining the fair values of the assets and liabilities are set out in Note 18.

Derecognition

The Barclays Bank Group derecognises a financial asset, or a portion of a financial asset, from its balance sheet where the contractual rights to cash flows from the asset have expired, or have been transferred, usually by sale, and with them either substantially all the risks and rewards of the asset or significant risks and rewards, along with the unconditional ability to sell or pledge the asset.

Financial liabilities are de-recognised when the liability has been settled, has expired or has been extinguished. An exchange of an existing financial liability for a new liability with the same lender on substantially different terms – generally a difference of 10% in the present value of the cash flows or a substantive qualitative amendment – is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

Transactions in which the Barclays Bank Group transfers assets and liabilities, portions of them, or financial risks associated with them can be complex and it may not be obvious whether substantially all of the risks and rewards have been transferred. It is often necessary to perform a quantitative analysis. Such an analysis compares the Barclays Bank Group’s exposure to variability in asset cash flows before the transfer with its retained exposure after the transfer.

A cash flow analysis of this nature may require judgement. In particular, it is necessary to estimate the asset’s expected future cash flows as well as potential variability around this expectation. The method of estimating expected future cash flows depends on the nature of the asset, with market and market-implied data used to the greatest extent possible. The potential variability around this expectation is typically determined by stressing

114 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

For the year ended 31 December 2018

1 Significant accounting policies continued

underlying parameters to create reasonable alternative upside and downside scenarios. Probabilities are then assigned to each scenario. Stressed parameters may include default rates, loss severity, or prepayment rates.

Accounting for reverse repurchase and repurchase agreements including other similar lending and borrowing

Reverse repurchase agreements (and stock borrowing or similar transaction) are a form of secured lending whereby the Barclays Bank Group provides a loan or cash collateral in exchange for the transfer of collateral, generally in the form of marketable securities subject to an agreement to transfer the securities back at a fixed price in the future. Repurchase agreements are where the Barclays Bank Group obtains such loans or cash collateral, in exchange for the transfer of collateral.

The Barclays Bank Group purchases (a reverse repurchase agreement) or borrows securities subject to a commitment to resell or return them. The securities are not included in the balance sheet as the Barclays Bank Group does not acquire the risks and rewards of ownership. Consideration paid (or cash collateral provided) is accounted for as a loan asset at amortised cost, unless it is designated at fair value through profit and loss.

The Barclays Bank Group may also sell (a repurchase agreement) or lend securities subject to a commitment to repurchase or redeem them. The securities are retained on the balance sheet as the Barclays Bank Group retains substantially all the risks and rewards of ownership. Consideration received (or cash collateral provided) is accounted for as a financial liability at amortised cost, unless it is designated at fair value through profit and loss.

(iv) Issued debt and equity instruments

The Barclays Bank Group applies IAS 32, Financial Instruments: Presentation, to determine whether funding is either a financial liability (debt) or equity.

Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Barclays Bank Group having an obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument. If this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised when paid or declared by the members at the AGM and treated as a deduction from equity.

Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the balance of the proceeds is included within equity.

5. New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, with the exception of the adoption of IFRS 9 Financial Instruments including the early adoption of Prepayment Features with Negative Compensation (Amendments to IFRS 9), IFRS 15 Revenue from Contracts with Customers and the amendments to IFRS 2 Share-based Payment from 1 January 2018.

IFRS 9 – Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces key changes in the following areas:

◾	Classification and measurement – requiring asset classification and measurement based upon both business model and product characteristics
◾

Impairment – introducing an expected credit loss model using forward looking information which replaces an incurred loss model. The expected credit loss model introduces a three-stage approach to impairment as follows:

Stage 1 – the recognition of 12 month expected credit losses (ECL), that is the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date, if credit risk has not increased significantly since initial recognition;

Stage 2 – lifetime expected credit losses for financial instruments for which credit risk has increased significantly since initial recognition; and

Stage 3 – lifetime expected credit losses for financial instruments which are credit impaired.

Refer to note 9 for further details regarding the impairment requirements of IFRS 9.

As required by IFRS 9 the Barclays Bank Group applied IFRS 9 retrospectively by adjusting the opening balance sheet at the date of initial application, and comparative periods have not been restated; for more detail refer to Note 43.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers replaces IAS 18 Revenue and IAS 11 Construction Contracts. IFRS 15 establishes a more systematic approach for revenue measurement and recognition by introducing a five-step model governing revenue recognition. The five-step model includes: 1) identifying the contract with the customer, 2) identifying each of the performance obligations included in the contract, 3) determining the amount of consideration in the contract, 4) allocating the consideration to each of the identified performance obligations and 5) recognising revenue as each performance obligation is satisfied. The Barclays Bank Group elected the cumulative effect transition method with a transition adjustment calculated as of 1 January 2018, and recognised in retained earnings without restating comparative periods. There were no significant impacts from the adoption of IFRS 15 in relation to the timing of when the Barclays Bank Group recognises revenues or when revenue should be recognised gross as a principal or net as an agent; for more detail refer to Note 43.

IFRS 2 – Share-based Payment – Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. The amendments are effective for annual periods beginning on or after 1 January 2018. Adoption of the amendments did not have a significant impact on the Barclays Bank Group.

Barclays Bank PLC 2018 Annual Report on Form 20-F 115

1 Significant accounting policies continued

Future accounting developments

There have been and are expected to be a number of significant changes to the Barclays Bank Group’s financial reporting after 2018 as a result of amended or new accounting standards that have been or will be issued by the IASB. The most significant of these are as follows:

IFRS 16 – Leases

In January 2016 the IASB issued IFRS 16 Leases, which was subsequently endorsed by the EU in November 2017, and will replace IAS 17 Leases for period beginning on or after 1 January 2019. IFRS 16 will apply to all leases with the exception of licenses of intellectual property, rights held by licensing agreement within the scope of IAS 38 Intangible Assets, service concession arrangements, leases of biological assets within the scope of IAS 41 Agriculture, and leases of minerals, oil, natural gas and similar non-regenerative resources. A lessee may elect not to apply IFRS 16 to remaining assets within the scope of IAS 38 Intangible Assets.

IFRS 16 will not result in a significant change to lessor accounting; however for lessee accounting there will no longer be a distinction between operating and finance leases. Lessees will be required to recognise both:

◾	a lease liability, measured at the present value of remaining cash flows on the lease, and;
◾

a right of use (ROU) asset, measured at the amount of the initial measurement of the lease liability, plus any lease payments made prior to commencement date, initial direct costs, and estimated costs of restoring the underlying asset to the condition required by the lease, less any lease incentives received.

There is a recognition exception for leases with a term not exceeding 12 months which allows the lessee to apply similar accounting as an operating lease under IAS 17.

Subsequently the lease liability will increase for the accrual of interest, resulting in a constant rate of return throughout the life of the lease, and reduce when payments are made. The right of use asset will amortise to the income statement over the life of the lease.

The Barclays Bank Group IFRS 16 implementation and governance programme has been led by Finance with representation from all impacted departments. The project has identified the contracts impacted by IFRS 16, which are predominantly existing property leases. Other lease types are not material. The project has also established appropriate accounting policies, determined the appropriate transition options to apply, and updated Finance systems and processes to reflect the new accounting and disclosure requirements.

As permitted by the standard, the Barclays Bank Group intends to apply IFRS 16 on a retrospective basis but to take advantage of the option not to restate comparative periods by applying the modified retrospective approach. The Barclays Bank Group intends to take advantage of the following transition options available under the modified retrospective approach:

◾	To calculate the right of use asset equal to the lease liability, adjusted for prepaid or accrued payments;
◾

To rely on the previous assessment of whether leases are onerous in accordance with IAS 37 immediately before the date of initial application as an alternative to performing an impairment review. The Barclays Bank Group will adjust the carrying amount of the ROU asset at the date of initial application by the previous carrying amount of its onerous lease provision;

◾	Apply the recognition exception for leases with a term not exceeding 12 months; and
◾	Use hindsight in determining the lease term if the contract contains options to extend or terminate the lease.

The expected impact of adopting IFRS 16 is an increase in assets of £0.4bn, an increase in liabilities of £0.4bn with no material impact on retained earnings. This impact assessment has been estimated under an interim control environment. The implementation of the comprehensive end state control environment will continue as the Barclays Bank Group introduces business as usual controls through 2019.

IFRS 17 – Insurance contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts that was issued in 2005.

IFRS 17 applies to all types of insurance contracts (i.e. life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The standard is currently effective from 1 January 2021, and the standard has not yet been endorsed by the EU. The Barclays Bank Group is currently assessing the expected impact of adopting this standard.

IFRIC Interpretation 23 – Uncertainty over Income Tax Treatment

IFRIC 23 clarifies the application of IAS 12 to accounting for income tax treatments that have yet to be accepted by tax authorities, in scenarios where it may be unclear how tax law applies to a particular transaction or circumstance, or whether a taxation authority will accept an entity’s tax treatment. The effective date is 1 January 2019. The Barclays Bank Group has considered the guidance included within the interpretation and concluded that the prescribed approach under IFRIC 23 is not expected to have a material impact on the Barclays Bank Group’s financial position.

IAS 12 – Income Taxes – Amendments to IAS 12

In December 2017, as part of the Annual Improvements to IFRS Standards 2015-2017 Cycle, the IASB amended IAS 12 in order to clarify the accounting treatment of the income tax consequences of dividends. Effective from 1 January 2019 the tax consequences of all payments on financial instruments that are classified as equity for accounting purposes, where those payments are considered to be a distribution of profit, will be included in, and will reduce, the income statement tax charge. Refer to note 11 for the expected impact of adopting the amendments of IAS 12.

116 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

For the year ended 31 December 2018

1 Significant accounting policies continued

IAS 19 – Employee Benefits – Amendments to IAS 19

In February 2018 the IASB issued amendments to the guidance in IAS 19 Employee Benefits, in connection with accounting for plan amendments, curtailments and settlements. The amendments must be applied to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after 1 January 2019. The amendments have not yet been endorsed by the EU. Adoption of the amendments is not expected to have significant impact on the Barclays Bank Group.

6. Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying the accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements are highlighted under the relevant note. Critical accounting estimates and judgements are disclosed in:

◾	Credit impairment charges on pages 129 to 134
◾	Tax on pages 134 to 140
◾	Fair value of financial instruments on pages 155 to 170
◾	Pensions and post-retirement benefits – obligations on pages 203 to 208
◾	Provisions including conduct and legal, competition and regulatory matters on pages 181 to 182.

7. Other disclosures

To improve transparency and ease of reference, by concentrating related information in one place, certain disclosures required under IFRS have been included within the Risk review section as follows:

◾	Credit risk on pages 30 to 32 and on pages 46 to 69
◾	Market risk on pages 33 to 34 and on pages 71 to 72
◾	Treasury and capital risk – capital on page 36 and on pages 79 to 86
◾	Treasury and capital risk – liquidity on pages 35 to 36 and on pages 74 to 78.

These disclosures are covered by the Audit opinion (included on pages 104 to 105) where referenced as audited.

2 Disposal of business and transfer of ownership of subsidiary

Following the court approval of the ring-fencing transfer scheme on 9 March 2018, the UK banking business largely comprising Personal Banking, Barclaycard Consumer UK and Business Banking customers, and related assets and liabilities was transferred to Barclays Bank UK PLC on 1 April 2018, to meet the regulatory ring-fencing requirement under the Financial Services (Banking Reform) Act 2013 and related legislation.

The net assets transferred to Barclays Bank UK PLC on 1 April 2018 amounted to £15.9bn of which £12.9bn was transferred in exchange for one ordinary share with the remaining net assets transferred for no consideration. Following the transfer of the UK banking business on 1 April 2018, Barclays Bank PLC transferred the equity ownership in Barclays Bank UK PLC to Barclays PLC through a dividend in specie on the same day. The equity ownership in Barclays Bank UK PLC comprised net assets of £16.2bn, of which £0.3bn was already held by Barclays Bank UK PLC prior to the transfer of the UK banking business. Accordingly, Barclays Bank UK PLC ceased to be a subsidiary of Barclays Bank PLC and became a direct subsidiary of the ultimate parent, Barclays PLC.

The consolidated financial statements of Barclays Bank Group as at 31 December 2018 include the results of Barclays Bank UK PLC and its subsidiaries for the three months ended 31 March 2018, the date prior to the transfer of ownership to Barclays PLC.

Barclays Bank PLC 2018 Annual Report on Form 20-F 117

The transfer of the ownership of Barclays Bank UK PLC to Barclays PLC has resulted in a material change to the consolidated financial position and results of Barclays Bank Group in comparison to the prior period. The impact on the individual balance sheet line items as a result of the transfer of ownership is explained below:

Barclays Bank Group	Disposal of Barclays Bank UK PLC[a]	Other disposals[b]	Total

Assets	£m	£m	£m

Cash and balances at central banks	37,380	-	37,380

Cash collateral and settlement balances	2,317	-	2,317

Loans and advances at amortised cost	184,634	-	184,634

Reverse repurchase agreements and other similar secured lending	415	-	415

Financial assets at fair value through the income statement	5,616	536	6,152

Derivative financial instruments	108	-	108

Financial assets at fair value through other comprehensive income	5,544	1,261	6,805

Goodwill and intangible assets	3,537	-	3,537

Property, plant and equipment	510	-	510

Current tax assets	-	15	15

Deferred tax assets	747	-	747

Other assets	1,402	6	1,408

Total assets	242,210	1,818	244,028

Liabilities

Deposits at amortised cost	192,087	643	192,730

Repurchase agreements and other similar secured borrowing	11,567	-	11,567

Debt securities in issue	12,303	-	12,303

Subordinated liabilities	3,001	-	3,001

Trading portfolio liabilities	1,765	-	1,765

Financial liabilities designated at fair value	-	18	18

Derivative financial instruments	6	-	6

Current tax liabilities	677	3	680

Other liabilities	1,642	5	1,647

Provisions	2,305	1	2,306

Total liabilities	225,353	670	226,023

Notes

a

The movement in net assets relating to the disposal of Barclays Bank UK PLC of £16,865m is stated after the elimination of internal balances between Barclays Bank PLC and Barclays Bank UK PLC on 1 April 2018 of £615m.

b	The movement in net assets relating to the disposal of BAGHL is presented in Other disposals. The movement is stated after the elimination of internal balances of £88m.

The narrative below provides further granularity of the items transferred as part of the disposal of the UK banking business to Barclays Bank UK PLC. The items transferred included (but were not limited to):

◾

Loans and advances at amortised cost of £184,634m related to the UK banking business. The portfolio transferred included home loans of £133,641m, credit cards and unsecured loans of £22,621m, and corporate loans of £27,396m

◾	The disposed assets measured at fair value through the income statement consisted of loans and advances of £4,233m, and reverse repurchase agreements and other similar secured lending of £1,383m

◾

Derivative assets and liabilities disposed consisted of those designated in hedge accounting relationships. The notional amount at the date of transfer was £3,313m, the fair value of the derivative assets was £108m and the fair value of the derivative liabilities was £6m

◾

Goodwill relating to the UK banking business with a net book value of £3,526m and licences and other intangible assets with a net book value amounting to £11m (gross cost of £90m and accumulated amortisation and impairment of £79m)

◾	Property, plant and equipment with a net book value of £510m (gross cost of £971m and accumulated depreciation of £461m)

◾	Deferred tax asset balances of £747m and current tax liabilities of £677m relating to the UK banking business

◾	Other assets of £1,402m included prepayments of £106m, items in the course of collection of £588m, sundry receivables of £535m and accrued income of £146m

◾	Deposits at amortised cost of £192,087m consisted of current, savings and time deposits of UK banking business customers and deposits with banks

◾	Debt securities in issue transferred consisted of covered bonds of £8,302m and other debt securities of £4,001m

◾	Other liabilities of £1,642m included accruals and deferred income of £278m, and sundry creditors of £1,160m

118 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

For the year ended 31 December 2018

2 Disposal of business and transfer of ownership of subsidiary continued

The transfer of equity ownership in Barclays Bank UK PLC had no impact on the share capital and share premium of Barclays Bank Group. Other equity instruments reduced by £2,070m relating to additional tier 1 (AT1) securities transferred to Barclays Bank UK PLC. The fair value through other comprehensive income reserve increased £16m and retained earnings reduced £14,187m.

Barclays Bank PLC 2018 Annual Report on Form 20-F 119

3 Discontinued operations and assets included in disposal groups classified as held for sale and associated liabilities

Accounting for non-current assets held for sale and associated liabilities

The Barclays Bank Group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Non-current assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than continuing use. In order to be classified as held for sale, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary and the sale must be highly probable. Non-current assets (or disposal groups) held for sale are measured at the lower of carrying amount and fair value less cost to sell.

A component of the Barclays Bank Group that has either been disposed of or is classified as held for sale is presented as a discontinued operation if it represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of the separate major line or geographical area of operations, or if it is a subsidiary acquired exclusively with a view to re-sale.

Barclays Bank Group

Assets included in disposal groups classified as held for sale

	2018	2017

	£m	£m

Financial assets at fair value through the income statement	-	3

Loans and advances at amortised cost	-	1,164

Property, plant and equipment	-	26

Total assets included in disposal groups classified as held for sale	-	1,193

During the period year the non-current assets held for sale balance decreased from £1,193m to £nil driven by the disposal of Barclaycard US receivables portfolio of £1,164m.

Discontinued operations

The loss or profit in respect of discontinued operations for each of the years comprises as follows: for 2018 discontinued operations relating to the UK banking business incurred a loss after tax of £47m; for 2017 discontinued operations incurred a loss after tax of £1,386m made up from a £2,195 loss relating to BAGL partially offset by a profit of £809m relating to the UK banking business; and for 2016 discontinued operations incurred a profit after tax of £2,137m made up from a £1,546m profit relating to UK banking business and a profit of £591m relating to the BAGL.

UK banking business

As noted in Note 2, following the court approval of the ring-fencing transfer scheme on 9 March 2018, the UK banking business largely comprising Personal Banking, Barclaycard Consumer UK and Corporate Banking customers, and related assets and liabilities was transferred to Barclays Bank UK PLC on 1 April 2018, to meet the regulatory ring-fencing requirement under the Financial Services (Banking Reform) Act 2013 and related legislation. Barclays Bank PLC transferred the equity ownership in Barclays Bank UK PLC to Barclays PLC through a dividend in specie on the same day. Accordingly, Barclays Bank UK PLC ceased to be a subsidiary of Barclays Bank PLC and became a direct subsidiary of the ultimate parent, Barclay PLC.

Upon the disposal of those shares on 1 April 2018, the UK banking business met the requirements for presentation as a discontinued operation. As such, the results, which have been presented as the profit after tax in respect of the discontinued operation on the face of the Barclays Bank Group income statement, are analysed in the income statement below. The income statement, statement of other comprehensive income and cash flow statement below represent three months of results as a discontinued operation to 31 March 2018, compared to the full years ended 31 December 2017 and 31 December 2016.

120 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

For the year ended 31 December 2018

UK banking business disposal group income statement

	2018	2017	2016

For the year ended 31 December	£m	£m	£m

Net interest income	1,449	5,872	6,681

Net fee and commission income	296	1,176	1,247

Net trading income	(5)	(9)	79

Net investment income	6	160	247

Other income	2	8	13

Total income	1,748	7,207	8,267

Credit impairment charges and other provisions	(201)	(783)	(896)

Net operating income	1,547	6,424	7,371

Staff costs	(321)	(2,052)	(2,379)

Administration and general expenses	(1,135)	(2,959)	(2,502)

Operating expenses	(1,456)	(5,011)	(4,881)

Share of post-tax results of associates and joint ventures	-	(5)	(1)

Profit before tax	91	1,408	2,489

Taxation	(138)	(599)	(943)

(Loss)/profit after tax	(47)	809	1,546

Attributable to:

Equity holders of the parent	(47)	809	1,546

Non-controlling interests	-	-	-

(Loss)/profit after tax	(47)	809	1,546
Other comprehensive loss relating to UK banking business discontinued operations is as follows:

	2018	2017	2016

For the year ended 31 December	£m	£m	£m

Available for sale assets	-	-	-

Fair value through other comprehensive income reserve	(3)	-	-

Currency translation reserves	-	-	-

Cash flow hedge reserves	-	-	-

Other comprehensive loss, net of tax from discontinued operations	(3)	-	-
The cash flows attributed to the UK banking business discontinued operation are as follows:

	2018	2017[a]	2016[a]

For the year ended 31 December	£m	£m	£m

Net cash flows from operating activities	(522)	(355)	1,319

Net cash flows from investing activities	54	470	22

Net cash flows from financing activities	-	(128)	600

Net (decrease)/increase in cash and cash equivalents	(468)	(13)	1,941
Notes

a	Represents the adjustments required to reflect the transfer of the UK banking business.

The comparative financial information in notes 4, 5, 6, 7, 8, 9, 10, 11 and 33 has been revised to reflect the impact of discontinued operations.

The following table contains a reconciliation between the Barclays Bank Group continuing operations income statement for 2017 and 2016, which has been restated to show the UK banking business as a discontinued operation, and the equivalent income statement as published in the prior periods.

Barclays Bank PLC 2018 Annual Report on Form 20-F 121

Reconciliation of consolidated income statement to prior periods
	Published annual report 2017	UK banking business discontinued operations[a] 2017	Restated continuing operations 2017	Published annual report 2016	UK banking business discontinued operations[a] 2016	Restated continuing operations 2016

For the year ended 31 December	£m	£m	£m	£m	£m	£m

Interest income	13,631	6,714	6,917	14,423	7,532	6,891

Interest expense	(3,883)	(842)	(3,041)	(2,966)	(851)	(2,115)

Net interest income	9,748	5,872	3,876	11,457	6,681	4,776

Fee and commission income	8,775	1,351	7,424	8,625	1,410	7,215

Fee and commission expense	(1,901)	(175)	(1,726)	(1,789)	(163)	(1,626)

Net fee and commission income	6,874	1,176	5,698	6,836	1,247	5,589

Net trading income	3,387	(9)	3,396	2,795	79	2,716

Net investment income	859	160	699	1,324	247	1,077

Other income	69	8	61	57	13	44

Total income	20,937	7,207	13,730	22,469	8,267	14,202

Credit impairment charges and other provisions	(2,336)	(783)	(1,553)	(2,373)	(896)	(1,477)

Net operating income	18,601	6,424	12,177	20,096	7,371	12,725

Staff costs	(6,445)	(2,052)	(4,865)	(9,211)	(2,379)	(6,832)

Infrastructure costs	(2,068)	(372)	(1,696)	(2,937)	(598)	(2,339)

Administration and general expenses[b]	(5,969)	(1,828)	(3,669)	(2,837)	(862)	(1,975)

Litigation and conduct[b]	(1,207)	(759)	(448)	(1,363)	(1,042)	(321)

Operating expenses	(15,689)	(5,011)	(10,678)	(16,348)	(4,881)	(11,467)

Share of post-tax results of associates and joint ventures	70	(5)	75	70	(1)	71

Profit on disposal of subsidiaries, associates and joint ventures	184	-	184	565	-	565

Profit before tax	3,166	1,408	1,758	4,383	2,489	1,894

Tax charge	(2,125)	(599)	(1,526)	(1,245)	(943)	(302)

Profit after tax	1,041	809	232	3,138	1,546	1,592

Notes

a	Represents the adjustments required to reflect the transfer of the UK banking business.
b

The presentation of administration and general expenses has been amended to include litigation and conduct as a separate line item. The prior year comparatives within administration and general expenses categories have been adjusted accordingly.

Barclays Africa Group Limited

Following the reduction of the Barclays Bank Group’s interest in BAGL in 2017, Barclays Bank Groups remaining interest in BAGL was reported as a financial asset at fair value through other comprehensive income. On 1 August 2018 Barclays Bank PLC transferred the equity ownership of its subsidiary Barclays Africa Group Holdings (BAGHL) to Barclays PLC through a dividend in specie.

Prior to the disposal of shares on 1 June 2017, BAGL met the requirements for presentation as a discontinued operation. As such, the results, which have been presented as the profit after tax and non-controlling interest in respect of the discontinued operation on the face of the Barclays Bank Group income statement, are analysed in the income statement below. The income statement, statement of other comprehensive income and cash flow statement below represent five months of results as a discontinued operation to 31 May 2017, compared to the full year ended 31 December 2016.

122 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

For the year ended 31 December 2018

Barclays Africa disposal group income statement

	2018	2017	2016

For the year ended 31 December	£m	£m	£m

Net interest income	-	1,024	2,169

Net fee and commission income	-	522	1,072

Net trading income	-	149	281

Net investment income	-	30	45

Net premiums from insurance contracts	-	161	362

Other income	-	(16)	8

Total income	-	1,870	3,937

Net claims and benefits incurred on insurance contracts	-	(84)	(191)

Total income net of insurance claims	-	1,786	3,746

Credit impairment charges and other provisions	-	(177)	(445)

Net operating income	-	1,609	3,301

Staff costs	-	(586)	(1,186)

Administration and general expenses[a]	-	(1,634)	(1,224)

Operating expenses	-	(2,220)	(2,410)

Share of post-tax results of associates and joint ventures	-	5	6

(Loss)/profit before tax	-	(606)	897

Taxation	-	(154)	(306)

(Loss)/profit after tax[b]	-	(760)	591

Attributable to:

Equity holders of the parent	-	(900)	189

Non-controlling interests	-	140	402

(Loss)/profit after tax[b]	-	(760)	591

Notes

a   Includes impairment of £nil (2017: £1,090m; 2016: £nil).

b   Total loss in respect of the discontinued operation was £2,195m which included the £60m loss on sale and £1,375m loss on recycling of other comprehensive loss on reserves.

Other comprehensive income relating to Barclays Africa discontinued operations is as follows:

	2018	2017	2016

For the year ended 31 December	£m	£m	£m

Available for sale assets	-	(3)	(9)

Currency translation reserves	-	(38)	1,451

Cash flow hedge reserves	-	19	89

Other comprehensive (loss)/income, net of tax from discontinued operations	-	(22)	1,531
The cash flows attributed to the Barclays Africa discontinued operation are as follows:

	2018	2017	2016

For the year ended 31 December	£m	£m	£m

Net cash flows from operating activities	-	540	1,164

Net cash flows from investing activities	-	(245)	(691)

Net cash flows from financing activities	-	(165)	(105)

Effect of exchange rates on cash and cash equivalents	-	(29)	37

Net increase in cash and cash equivalents	-	101	405

Barclays Bank PLC 2018 Annual Report on Form 20-F 123

Notes to the financial statements

Performance/return

The notes included in this section focus on the results and performance of the Barclays Bank Group. Information on the segmental performance, income generated, expenditure incurred, tax, and dividends are included here.

4 Segmental reporting

Presentation of segmental reporting

The Barclays Bank Group’s segmental reporting is in accordance with IFRS 8 Operating Segments. Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Committee, which is responsible for allocating resources and assessing performance of the operating segments, and has been identified as the chief operating decision maker. All transactions between business segments are conducted on an arm’s-length basis, with intra-segment revenue and costs being eliminated in Head Office. Income and expenses directly associated with each segment are included in determining business segment performance.

Following the transfer of the UK banking business which largely comprised of Personal Banking, Barclaycard Consumer UK and Business Banking to Barclays Bank UK PLC on 1 April 2018 and the subsequent transfer of ownership of Barclays Bank UK PLC to Barclays PLC on the same day, the Barclays Bank Group divisions have been for segmental reporting purposes defined as Corporate and Investment Bank and Consumer, Cards and Payments. Comparatives have been restated to reflect the new segmentation.

◾	Corporate and Investment Bank which includes the international Corporate business and the Investment Bank.
◾

Consumer, Cards and Payments which includes Barclays US Consumer Bank, Barclaycard Germany, Barclays Partner Finance, Barclaycard Commercial Payments, Barclaycard Payment Solutions and the international Wealth business.

The below table also includes Head Office which comprises head office and central support functions.

The segment results below reflect the continuing operations of Barclays Bank Group and hence the UK banking business is excluded as it meets the requirement to be presented as a discontinued operation under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.

Analysis of results by business
	Corporate and Investment Bank £m	Consumer, Cards and Payments £m	Head Office £m	Barclays Bank Group £m
For the year ended 31 December 2018

Total income[a]	9,741	4,267	(408)	13,600

Credit impairment releases/(charges) and other provisions	152	(808)	13	(643)
Net operating income/(expenses)	9,893	3,459	(395)	12,957

Operating expenses	(7,459)	(2,304)	(130)	(9,893)

GMP charge	-	-	(140)	(140)

Litigation and conduct	(68)	(59)	(1,579)	(1,706)
Total operating expenses	(7,527)	(2,363)	(1,849)	(11,739)

Other net income/(expenses)[b]	28	41	(1)	68
Profit/(loss) before tax from continuing operations	2,394	1,137	(2,245)	1,286
Total assets	£792.5bn	£71.6bn	£13.6bn	£877.7bn
Number of employees (full time equivalent)	9,100	3,300	10,000	22,400

	Corporate and Investment Bank £m	Consumer, Cards and Payments £m	Head Office £m	Barclays Non-Core[c] £m	Barclays Bank Group £m
For the year ended 31 December 2017

Total income	9,901	4,504	(148)	(527)	13,730

Credit impairment charges and other provisions	(213)	(1,293)	(17)	(30)	(1,553)
Net operating income/(expenses)	9,688	3,211	(165)	(557)	12,177

Operating expenses	(7,610)	(2,167)	(202)	(251)	(10,230)

Litigation and conduct	(267)	(2)	(151)	(28)	(448)
Total operating expenses	(7,877)	(2,169)	(353)	(279)	(10,678)

Other net income/(expenses)[b]	133	121	(192)	197	259
Profit/(Loss) before tax from continuing operations	1,944	1,163	(710)	(639)	1,758
Total assets[d]	£788.7bn	£67.4bn	£35.8bn	-	£1,129.3bn
Number of employees (full time equivalent)	8,800	2,700	10,300	-	21,800

Notes

a	£351m of certain capital instrument funding costs are now charged to Head Office, the impact of which would have been materially the same if the charges had been included in full year 2017.
b

Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.

c	Barclays Non-Core segment was closed on 1 July 2017, with financial performance subsequently reported in CIB, Head Office and Barclays Bank UK PLC.
d	Total assets for UK banking business are included within Barclays Bank Group for 2017.

124 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Performance/return

4 Segmental reporting continued

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office[d]	Barclays Non-Core	Barclays Bank Group

	£m	£m	£m	£m	£m
For the year ended 31 December 2016

Total income	10,552	4,462	354	(1,166)	14,202

Credit impairment charges and other provisions	(260)	(1,095)	-	(122)	(1,477)
Net operating income/(expenses)	10,292	3,367	354	(1,288)	12,725

Operating expenses	(7,588)	(1,828)	(124)	(1,606)	(11,146)

Litigation and conduct	(45)	(3)	(27)	(246)	(321)
Total operating expenses	(7,633)	(1,831)	(151)	(1,852)	(11,467)

Other net income[a]	1	31	273	331	636
Profit before tax from continuing operations	2,660	1,567	476	(2,809)	1,894
Total assets[b,c]	£589.3bn	£58.5bn	£76.8bn	£279.7bn	£1,214.0bn
Number of employees (full time equivalent)[c]	28,800	8,100	100	5,500	42,500

Notes

a	Other net income represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
b	Africa Banking assets held for sale are reported in Head Office 2016.
c

As a result, total income, operating expenses and profit before tax attributed to the Head Office segment have decreased by £750m, £1m and £749m respectively when compared to the 2016 published annual report.

Barclays Bank PLC 2018 Annual Report on Form 20-F 125

Income by geographic region
For the year ended 31 December	2018 £m	2017 £m	2016 £m

Continuing operations

United Kingdom	4,532	3,844	3,856

Europe	1,434	1,663	2,078

Americas	6,936	7,443	7,278

Africa and Middle East	142	251	419

Asia	556	529	571

Total	13,600	13,730	14,202

Income from individual countries which represent more than 5% of total income[a]
For the year ended 31 December	2018 £m	2017 £m	2016 £m

Continuing operations

United Kingdom	4,532	3,844	3,856

United States	6,676	6,871	6,876

Note

a	Total income is based on counterparty location. Income from each single external customer does not amount to 10% or greater of the Barclays Bank Group total income.

5 Net interest income

Accounting for interest income and expenses

Interest income on loans and advances at amortised cost, and interest expense on financial liabilities held at amortised cost, are calculated using the effective interest method which allocates interest, and direct and incremental fees and costs, over the expected lives of the assets and liabilities.

The effective interest method requires the Barclays Bank Group to estimate future cash flows, in some cases based on its experience of customers’ behaviour, considering all contractual terms of the financial instrument, as well as the expected lives of the assets and liabilities.

Barclays Bank Group incurs certain costs to originate credit card balances with the most significant being co-brand partner fees. To the extent these costs are attributed to customers that continuously carry an outstanding balance (revolvers), they are capitalised and subsequently included within the calculation of the effective interest rate. They are amortised to interest income over the period of expected repayment of the originated balance. Costs attributed to customers that settle their outstanding balances each period (transactors) are deferred on the balance sheet as a cost of obtaining a contract and amortised to fee and commission expense over the life of the customer relationship (refer to Note 6). There are no other individual estimates involved in the calculation of effective interest rates that are material to the results or financial position.

	2018 £m	2017 £m	2016 £m

Cash and balances at central banks	919	214	109

Loans and advances at amortised cost	5,554	5,951	7,060

Financial investments	-	385	371

Fair value through other comprehensive income	662	-	-

Other	324	367	(649)

Interest income	7,459	6,917	6,891

Deposits at amortised cost	(1,591)	(936)	(1,227)

Debt securities in issue	(493)	(461)	(374)

Subordinated liabilities	(1,397)	(1,225)	(988)

Other	(848)	(419)	474

Interest expense	(4,329)	(3,041)	(2,115)

Net interest income	3,130	3,876	4,776

Interest income presented above represents interest revenue calculated using the effective interest method.

Costs to originate credit card balances of £585m (2017: £486m; 2016: £470m) have been amortised to interest income during the period.

Interest income includes £9m (2017: £16m; 2016: £16m) accrued on impaired loans.

Included in net interest income is hedge ineffectiveness as detailed in Note 15, this amounts to £(127)m in 2018 (2017: £(63)m; 2016: £71m).

126 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Performance/return

6 Net fee and commission income

Accounting for net fee and commission income under IFRS 15 effective from 1 January 2018

The Barclays Bank Group applies IFRS 15 Revenue from Contracts with Customers. The standard establishes a five-step model governing revenue recognition. The five-step model requires Barclays Bank Group to (i) identify the contract with the customer, (ii) identify each of the performance obligations included in the contract, (iii) determine the amount of consideration in the contract, (iv) allocate the consideration to each of the identified performance obligations and (v) recognise revenue as each performance obligation is satisfied.

Barclays Bank Group recognises fee and commission income charged for services provided by the Barclays Bank Group as the services are provided, for example on completion of the underlying transaction.

Accounting for net fee and commission income under IAS 18 for 2017 and 2016

The Barclays Bank Group applies IAS 18 Revenue. Fees and commissions charged for services provided or received by the Barclays Bank Group are recognised as the services are provided, for example on completion of the underlying transaction.

Fee and commission income is disaggregated below by fee types that reflect the nature of the services offered across the Barclays Bank Group and operating segments, in accordance with IFRS 15. It includes a total for fees in scope of IFRS 15. Refer to Note 4 for more detailed information about operating segments.

	2018

	Corporate and Investment Bank £m	Consumer, Cards and Payments £m	Head Office £m	Total £m

Fee type

Transactional	366	2,248	-	2,614

Advisory	772	78	-	850

Brokerage and execution	1,002	71	-	1,073

Underwriting and syndication	2,462	-	-	2,462

Other	24	222	29	275

Total revenue from contracts with customers	4,626	2,619	29	7,274

Other non-contract fee income	114	4	-	118

Fee and commission income	4,740	2,623	29	7,392

Fee and commission expense	(657)	(1,128)	-	(1,785)

Net fee and commission income	4,083	1,495	29	5,607

	2017[a] £m	2016[a] £m

Fee and commission income

Banking, investment management and credit related fees and commissions	7,352	7,161

Foreign exchange commission	72	54

Fee and commission income	7,424	7,215

Fee and commission expense	(1,726)	(1,626)

Net fee and commission income	5,698	5,589

Note

a

The Barclays group elected the cumulative effect transition method on adoption of IFRS 15 from 1 January 2018, and recognised in retained earnings without restating comparative periods. The comparative figures are reported under IAS 18.

Fee types

Transactional

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees including interchange and merchant fee income generated from credit and bank card usage. Transaction and processing fees are recognised at the point in time the transaction occurs or service is performed. They include banking services such as wire transfer fees, balance transfer fees, overdraft or late fees and foreign exchange fees, among others. Interchange and merchant fees are recognised upon settlement of the card transaction payment.

Barclays incurs certain card related costs including those related to cardholder reward programmes and various payments made to co-brand partners. To the extent cardholder reward programmes costs are attributed to customers that settle their outstanding balance each period (transactors) they are expensed when incurred and presented in fee and commission expense while costs related to customers who continuously carry an outstanding balance (revolvers) are included in the effective interest rate of the receivable (refer to note 5). Payments to partners for new cardholder account originations for transactor accounts are deferred as costs to obtain a contract under IFRS 15 while those costs related to revolver accounts are included in the effective interest rate of the receivable (refer to note 5). Those costs deferred under IFRS 15 are capitalised and amortised over the estimated cardholder relationship. Payments to co-brand partners based on revenue sharing are presented as a reduction of fee and commission income while payments based on profitability are presented in fee and commission expense.

Barclays Bank PLC 2018 Annual Report on Form 20-F 127

6 Net fee and commission income continued

Advisory

Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings. Wealth management advisory fees primarily consists of asset-based fees for advisory accounts of wealth management clients and are based on the market value of client assets. They are earned over the period the services are provided and are generally recognised quarterly when the market value of client assets is determined. Investment banking advisory fees are recognised at the point in time when the services related to the transaction have been completed under the terms of the engagement. Investment banking advisory costs are recognised as incurred in fee and commission expense if direct and incremental to the advisory services or otherwise recognised in operating expenses.

Brokerage and execution

Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions. Brokerage and execution fees are recognised at the point in time the associated service has been completed which is generally the trade date of the transaction.

Underwriting and syndication

Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. This includes commitment fees to provide loan financing. Underwriting fees are generally recognised on trade date if there is no remaining contingency, such as the transaction being conditional on closing of an acquisition or other transaction. Underwriting costs are deferred and recognised in fee and commission expense when the associated underwriting fees are recorded. Syndication fees are earned for arranging and administering a loan syndication; however, the associated fee may be subject to variability until the loan has been syndicated to other syndicate members or until other contingencies (such as a successful M&A closing) have been resolved and therefore the fee revenue is deferred until the uncertainty is resolved.

Underwriting and syndication fees were previously reported on a net basis in the income statement. Following the adoption of IFRS 15, expenses associated with underwriting and syndication of £38m are now reported in fee and commission expense.

Including in the underwriting and syndication, commitment fees to provide loan financing includes fees which are not presented as part of the effective interest rate of a loan in accordance with IFRS 9. Loan commitment fees included as IFRS 15 revenues are fees for loan commitments that are not expected to fund, fees received as compensation for unfunded commitments and the applicable portion of fees received for a revolving loan facility, which for that period, are undrawn. Such commitment fees are recognised over time through to the contractual maturity of the commitment.

Contract assets and contract liabilities

The Barclays Bank Group had no material contract assets or contract liabilities as at 31 December 2018.

Impairment on fee receivables and contract assets

During 2018, there have been no material impairments recognised in relation to fees receivable and contract assets. Fees in relation to transactional business can be added to outstanding customer balances. These amounts may be subsequently impaired as part of the overall loans and advances balance.

Remaining performance obligations

The Barclays Bank Group applies the practical expedient of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less or because the Barclays Bank Group has a right to consideration that corresponds directly with the value of the service provided to the client or customer.

Costs incurred in obtaining or fulfilling a contract

The Barclays Bank Group expects that incremental costs of obtaining a contract such as success fee and commission fees paid are recoverable and therefore capitalised such contract costs in the amount of £125.4m at 31 December 2018.

Capitalised contract costs are amortised based on the transfer of services to which the asset relates which typically ranges over the expected life of the relationship. In 2018, the amount of amortisation was £30.4m and there was no impairment loss recognised in connection with the capitalised contract costs.

7 Net trading income

Accounting for net trading income

In accordance with IFRS 9, trading positions are held at fair value, and the resulting gains and losses are included in the income statement, together with interest and dividends arising from long and short positions and funding costs relating to trading activities.

Income arises from both the sale and purchase of trading positions, margins which are achieved through market making and customer business and from changes in fair value caused by movements in interest and exchange rates, equity prices and other market variables.

Gains or losses on non-trading financial instruments designated or mandatorily at fair value with changes in fair value recognised in the income statement are included in net trading income where the business model is to manage assets and liabilities on a fair value basis which includes use of derivatives or where an instrument is designated at fair value to eliminate an accounting mismatch and the related instrument’s gain and losses are reported in trading income.

128 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Performance/return

7 Net trading income continued

	2018 £m	2017 £m	2016 £m

Net gains from financial instruments held for trading	3,101	2,280	2,371

Net gains from financial instruments designated at fair value	259	1,116	380

Net gains from financial instruments mandatorily at fair value	1,004	-	-

Own credit losses [a]	-	-	(35)

Net trading income	4,364	3,396	2,716

Note

a Following the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit on financial liabilities designated at fair value through profit and loss, which was previously reported in income statement, is now recognised in other comprehensive income.

8 Net investment income

Accounting for net investment income

Dividends are recognised when the right to receive the dividend has been established. Other accounting policies relating to net investment income are set out in Note 14 and Note 16.

	2018 £m	2017 £m	2016 £m

Net gains from disposal of available for sale investments [a]	-	298	762

Net gains from disposal of debt instruments at fair value through other comprehensive income	131	-	-

Dividend income	55	48	8

Net gains from financial instruments designated at fair value [b]	-	281	151

Net gains from financial assets mandatorily at fair value	172	-	-

Other investment income	36	72	156

Net investment income	394	699	1,077

Notes

a Following the adoption of IFRS 9, available for sale classification is no longer applicable.

b Following the adoption of IFRS9 this category only includes financial assets designated at fair value to eliminate or reduce an accounting mismatch. The net gain on such instruments are recognised in net trading income where doing so helps to reduce an income statement presentation mismatch.

9 Credit impairment charges and other provisions

Accounting for the impairment of financial assets under IFRS 9 effective from 1 January 2018

Impairment

The Barclays Bank Group is required to recognise expected credit losses (ECLs) based on unbiased forward-looking information for all financial assets at amortised cost, lease receivables, debt financial assets at fair value through other comprehensive income, loan commitments and financial guarantee contracts. Intercompany exposures in the individual financial statements, including loan commitments and financial guarantee contracts, are also in scope of IFRS 9 for ECL purposes.

At the reporting date, an allowance (or provision for loan commitments and financial guarantees) is required for the 12 month (Stage 1) ECLs. If the credit risk has significantly increased since initial recognition (Stage 2), or if the financial instrument is credit impaired (Stage 3), an allowance (or provision) should be recognised for the lifetime ECLs.

The measurement of ECL is calculated using three main components: (i) probability of default (PD) (ii) loss given default (LGD) and (iii) the exposure at default (EAD).

The 12 month ECL is calculated by multiplying the 12 month PD, LGD and the EAD. The 12 month and lifetime PDs represent the PD occurring over the next 12 months and the remaining maturity of the instrument respectively. The EAD represents the expected balance at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdowns of committed facilities. The LGD represents expected losses on the EAD given the event of default, taking into account, among other attributes, the mitigating effect of collateral value at the time it is expected to be realised and the time value of money.

Determining a significant increase in credit risk since initial recognition:

The Barclays Bank Group assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments. The credit risk of an exposure is considered to have significantly increased when:

i)	Quantitative test

The annualised lifetime PD has increased by more than an agreed threshold relative to the equivalent at origination.

Barclays Bank PLC 2018 Annual Report on Form 20-F 129

9 Credit impairment charges and other provisions continued

PD deterioration thresholds are defined as percentage increases, and are set at an origination score band and segment level to ensure the test appropriately captures significant increases in credit risk at all risk levels. Generally, thresholds are inversely correlated to the origination PD, i.e. as the origination PD increases, the threshold value reduces.

The assessment of the point at which a PD increase is deemed ‘significant’, is based upon analysis of the portfolios’ risk profile against a common set of principles and performance metrics (consistent across both retail and wholesale businesses), incorporating expert credit judgement where appropriate.

Wholesale assets apply a 100% increase in PD and 0.2% PD floor to determine a significant increase in credit risk.

Retail assets apply bespoke relative increase and absolute PD thresholds based on product type and origination PD. Thresholds are subject to maximums defined by Barclays Group policy and typically apply minimum relative thresholds of 50-100% and a maximum relative threshold of 400%.

For existing/historical exposures where origination point scores or data are no longer available or do not represent a comparable estimate of lifetime PD, a proxy origination score is defined, based upon:

◾	Back-population of the approved lifetime PD score either to origination date or, where this is not feasible, as far back as possible, (subject to a data start point no later than 1 January 2015); or
◾	Use of available historical account performance data and other customer information, to derive a comparable ‘proxy’ estimation of origination PD.

ii)	Qualitative test

Relevant for accounts that meet the portfolio’s ‘high risk’ criteria and are subject to closer credit monitoring.

High risk customers may not be in arrears but either through an event or an observed behaviour exhibit credit distress. The definition and assessment of high risk includes as wide a range of information as reasonably available, including industry and Group wide customer level data wherever possible or relevant.

Whilst the high risk populations applied for IFRS 9 impairment purposes are aligned with risk management processes, they are also regularly reviewed and validated to ensure that they capture any incremental segments where there is evidence of credit deterioration.

iii) Backstop criteria

Relevant for accounts that are more than 30 calendar days past due. The 30 days past due criteria is a backstop rather than a primary driver of moving exposures into Stage 2.

Exposures will move back to Stage 1 once they no longer meet the criteria for a significant increase in credit risk. This means that, at a minimum: all payments must be up-to-date, the PD deterioration test is no longer met, the account is no longer classified as high risk, and the customer has evidenced an ability to maintain future payments.

Management overlays and other exceptions to model outputs are applied only if consistent with the objective of identifying significant increases in credit risk.

Forward-looking information

The measurement of ECL involves complexity and judgement, including estimation of PD, LGD, a range of unbiased future economic scenarios, estimation of expected lives (where contractual life is not appropriate), and estimation of EAD and assessing significant increases in credit risk. Credit losses are the expected cash shortfalls from what is contractually due over the expected life of the financial instrument, discounted at the original effective interest rate (EIR). ECLs are the unbiased probability-weighted credit losses determined by evaluating a range of possible outcomes and considering future economic conditions.

Barclays Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury, Bloomberg and the Urban Land Institute, which forms the baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a similar severity to internal stress tests, whilst also considering IFRS 9 specific sensitivities and non-linearity. Downside 2 is benchmarked to the Bank of England’s annual cyclical scenarios and to the most severe scenario from Moody’s inventory, but is not designed to be the same. The favourable scenarios are calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable benchmark scenarios. The scenarios include six economic core variables, (GDP, unemployment and House Price Index (HPI) in both the UK and US markets), and expanded variables using statistical models based on historical correlations. All five scenarios converge to a steady state after eight years.

The methodology for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historic UK and US macroeconomic variables against the forecast paths of the five scenarios. The methodology works such that the baseline (reflecting current consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from the baseline; the further from the baseline, the smaller the weight. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices and base rates, credit cards and unsecured consumer loans are highly sensitive to unemployment.

130 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Performance/return

9 Credit impairment charges and other provisions continued

Definition of default, credit impaired assets, write-offs, and interest income recognition

The definition of default for the purpose of determining ECLs, and for internal credit risk management purposes, has been aligned to the Regulatory Capital CRR Article 178 definition of default, to maintain a consistent approach with IFRS 9 and associated regulatory guidance. The Regulatory Capital CRR Article 178 definition of default considers indicators that the debtor is unlikely to pay, includes exposures in forbearance and is no later than when the exposure is more than 90 days past due or 180 days past due in the case of UK mortgages. When exposures are identified as credit impaired or purchased or originated as such interest income is calculated on the carrying value net of the impairment allowance.

Credit impaired is when the exposure has defaulted which is also anticipated to align to when an exposure is identified as individually impaired.

Uncollectible loans are written off against the related allowance for loan impairment on completion of the Barclays Bank Group’s internal processes and when all reasonably expected recoverable amounts have been collected. Subsequent recoveries of amounts previously written off are credited to the income statement. The timing and extent of write-offs may involve some element of subjective judgement. Nevertheless, a write-off will often be prompted by a specific event, such as the inception of insolvency proceedings or other formal recovery action, which makes it possible to establish that some or the entire advance is beyond realistic prospect of recovery.

Loan modifications and renegotiations that are not credit-impaired

When modification of a loan agreement occurs as a result of commercial restructuring activity rather than due to the credit risk of the borrower, an assessment must be performed to determine whether the terms of the new agreement are substantially different from the terms of the existing agreement. This assessment considers both the change in cash flows arising from the modified terms as well as the change in overall instrument risk profile.

Where terms are substantially different, the existing loan will be derecognised and a new loan will be recognised at fair value.

Where terms are not substantially different, the loan carrying value will be adjusted to reflect the present value of modified cash flows discounted at the original EIR, with any resulting gain or loss recognised immediately within the income statement as a modification gain or loss.

Expected life

Lifetime ECLs must be measured over the expected life. This is restricted to the maximum contractual life and takes into account expected prepayment, extension, call and similar options. The exceptions are certain revolver financial instruments, such as credit cards and bank overdrafts, that include both a drawn and an undrawn component where the entity’s contractual ability to demand repayment and cancel the undrawn commitment does not limit the entity’s exposure to credit losses to the contractual notice period. For revolving facilities, expected life is analytically derived to reflect behavioural life of the asset, i.e. the full period over which the business expects to be exposed to credit risk. Behavioural life is typically based upon historical analysis of the average time to default, closure or withdrawal of facility. Where data is insufficient or analysis inconclusive, an additional ‘maturity factor’ may be incorporated to reflect the full estimated life of the exposures, based upon experienced judgement and/or peer analysis. Potential future modifications of contracts are not taken into account when determining the expected life or EAD until they occur.

Discounting

ECLs are discounted at the EIR at initial recognition or an approximation thereof and consistent with income recognition. For loan commitments the EIR is the rate that is expected to apply when the loan is drawn down and a financial asset is recognised. Issued financial guarantee contracts are discounted at the risk free rate. Lease receivables are discounted at the rate implicit in the lease. For variable/floating rate financial assets, the spot rate at the reporting date is used and projections of changes in the variable rate over the expected life are not made to estimate future interest cash flows or for discounting.

Modelling techniques

ECLs are calculated by multiplying three main components, being the PD, LGD and the EAD, discounted at the original EIR. The regulatory Basel Committee of Banking Supervisors (BCBS) ECL calculations are leveraged for IFRS 9 modelling but adjusted for key differences which include:

◾

BCBS requires 12 month through the economic cycle losses whereas IFRS 9 requires 12 months or lifetime point in time losses based on conditions at the reporting date and multiple forecasts of the future economic conditions over the expected lives;

◾

IFRS 9 models do not include certain conservative BCBS model floors and downturn assessments and require discounting to the reporting date at the original EIR rather than using the cost of capital to the date of default;

◾

Management adjustments are made to modelled output to account for situations where known or expected risk factors and information have not been considered in the modelling process, for example forecast economic scenarios for uncertain political events; and

◾

ECL is measured at the individual financial instrument level, however a collective approach where financial instruments with similar risk characteristics are grouped together, with apportionment to individual financial instruments, is used where effects can only be seen at a collective level, for example for forward-looking information.

For the IFRS 9 impairment assessment, Barclays Bank Group’ risk models are used to determine the PD, LGD and EAD. For Stage 2 and 3, Barclays Bank Group applies lifetime PDs but uses 12 month PDs for Stage 1. The ECL drivers of PD, EAD and LGD are modelled at an account level which considers vintage, among other credit factors. Also, the assessment of significant increase in credit risk is based on the initial lifetime PD curve, which accounts for the different credit risk underwritten over time.

Forbearance

A financial asset is subject to forbearance when it is modified due to the credit distress of the borrower. A modification made to the terms of an asset due to forbearance will typically be assessed as a non-substantial modification that does not result in derecognition of the original loan, except in circumstances where debt is exchanged for equity.

Barclays Bank PLC 2018 Annual Report on Form 20-F 131

9 Credit impairment charges and other provisions continued

Both performing and non-performing forbearance assets are classified as Stage 3 except where it is established that the concession granted has not resulted in diminished financial obligation and that no other regulatory definitions of default criteria has been triggered, in which case the asset is classified as Stage 2. The minimum probationary period for non-performing forbearance is 12 months and for performing forbearance, 24 months. Hence, a minimum of 36 months is required for non-performing forbearance to move out of a forborne state.

No financial instrument in forbearance can transfer back to Stage 1 until all of the Stage 2 thresholds are no longer met and can only move out of Stage 3 when no longer credit impaired.

Accounting for the impairment of financial assets under IAS 39 for 2017 and 2016

Loans and other assets held at amortised cost

In accordance with IAS 39, the Barclays Bank Group assesses at each balance sheet date whether there is objective evidence that loan assets will not be recovered in full and, wherever necessary, recognises an impairment loss in the income statement.

An impairment loss is recognised if there is objective evidence of impairment as a result of events that have occurred and these have adversely impacted the estimated future cash flows from the assets. These events include:

◾	becoming aware of significant financial difficulty of the issuer or obligor
◾	a breach of contract, such as a default or delinquency in interest or principal payments
◾	the Group, for economic or legal reasons relating to the borrower’s financial difficulty, grants a concession that it would not otherwise consider
◾	it becomes probable that the borrower will enter bankruptcy or other financial reorganisation
◾	the disappearance of an active market for that financial asset because of financial difficulties
◾

observable data at a portfolio level indicating that there is a measurable decrease in the estimated future cash flows, although the decrease cannot yet be ascribed to individual financial assets in the portfolio – such as adverse changes in the payment status of borrowers in the portfolio or national or local economic conditions that correlate with defaults on the assets in the portfolio.

Impairment assessments are conducted individually for significant assets, which comprise all wholesale customer loans and larger retail business loans, and collectively for smaller loans and for portfolio level risks, such as country or sectoral risks. For the purposes of the assessment, loans with similar credit risk characteristics are grouped together – generally on the basis of their product type, industry, geographical location, collateral type, past due status and other factors relevant to the evaluation of expected future cash flows.

The impairment assessment includes estimating the expected future cash flows from the asset or the group of assets, which are then discounted using the original effective interest rate calculated for the asset. If this is lower than the carrying value of the asset or the portfolio, an impairment allowance is raised.

If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

Following impairment, interest income continues to be recognised at the original effective interest rate on the restated carrying amount,

representing the unwind of the discount of the expected cash flows, including the principal due on non-accrual loans.

Uncollectable loans are written off against the related allowance for loan impairment on completion of the Barclays Bank Group’s internal processes when all reasonably expected recoverable amounts have been collected. Subsequent recoveries of amounts previously written off are credited to the income statement.

Available for sale financial assets

Impairment of available for sale debt instruments

Debt instruments are assessed for impairment in the same way as loans. If impairment is deemed to have occurred, the cumulative decline in the fair value of the instrument that has previously been recognised in the available for sale reserve is removed from reserves and recognised in the income statement. This may be reversed if there is evidence that the circumstances of the issuer have improved.

Impairment of available for sale equity instruments

Where there has been a prolonged or significant decline in the fair value of an equity instrument below its acquisition cost, it is deemed to be impaired. The cumulative net loss that has been previously recognised directly in the available for sale reserve is removed from reserves and recognised in the income statement.

Increases in the fair value of equity instruments after impairment are recognised directly in other comprehensive income. Further declines in the fair value of equity instruments after impairment are recognised in the income statement.

Critical accounting estimates and judgements

IFRS 9 impairment involves several important areas of judgement, including estimating forward looking modelled parameters (PD, LGD and EAD), developing a range of unbiased future economic scenarios, estimating expected lives and assessing significant increases in credit risk, based on the Barclays Bank Group’s experience of managing credit risk. The determination of expected life is most material for Barclays credit card portfolios which is obtained via behavioural life analysis. As a result, the expected life of credit card portfolios is currently modelled over 10 years to materially capture the risk of these facilities.

Within the retail and small businesses portfolios, which comprise large numbers of small homogenous assets with similar risk characteristics, the impairment allowance is calculated using forward looking modelled parameters which are typically run at account level. There are many models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to

132 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Performance/return

9 Credit impairment charges and other provisions continued

use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable.

For individually significant assets in stage 3, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows across a range of economic scenarios are taken into account. These considerations can be subjective and can include the business prospects for the customer, the realisable value of collateral, the Barclays Bank Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. The economic scenarios considered are the same as those used in Barclays Group’s ECL models. The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge.

	2018			2017[a]			2016[a]
	Impairment Charges £m	Recoveries[b] £m	Total £m	Impairment Charges £m	Recoveries[b] £m	Total £m	Impairment Charges £m	Recoveries[b] £m	Total £m
Loans and advances	774	(86)	688	1,724	(188)	1,536	1,641	(194)	1,447
Provision for undrawn contractually committed facilities and guarantees provided	(48)	-	(48)	14	-	14	9	-	9
Loans impairment	726	(86)	640	1,738	(188)	1,550	1,650	(194)	1,456
Cash collateral and Settlement balances	(1)	-	(1)	-	-	-	-	-	-
Financial investments	-	-	-	3	-	3	21	-	21
Financial instruments at fair value through OCI	4	-	4	-	-	-	-	-	-
Credit impairment charges and other provisions[c]	729	(86)	643	1,741	(188)	1,553	1,671	(194)	1,477

Notes

a	2017 and 2016 numbers are presented on an IAS 39 basis
b	Cash recoveries of previously written off amounts
c

Barclays Bank PLC transferred its UK banking business on 1 April 2018 to Barclays Bank UK PLC. Results relating to the UK banking business for the three months ended 31 March 2018 (Impairment charges: £217m and recoveries: £16m) and for the twelve months ended 31 December 2017 (Impairment charges: £929m and recoveries: £146m) and 31 December 2016 (Impairment charges: £1,067m and recoveries: £171m) have been reported as discontinued operations

The movement in gross exposures and impairment allowance for loans and advances at amortised cost table under IFRS 9 is presented on pages 50 to 53 in the Credit Risk section. The prior year comparative table for movement in allowance under IAS 39 is presented below.

Movements in allowance for impairment by asset class
Barclays Bank Group	At beginning of year £m	Acquisitions and disposals £m	Unwind of discount £m	Exchange and other adjustments £m	Amounts written off £m	Recoveries £m	Amounts charged to income statement £m	Balance at 31 December £m
2017
Home loans	467	-	(5)	(4)	(29)	-	29	458
Credit cards, unsecured and other retail lending	3,060	-	(43)	(223)	(2,042)	252	2,051	3,055
Corporate loans	1,093	(5)	-	(13)	(258)	82	240	1,139
Total impairment allowance	4,620	(5)	(48)	(240)	(2,329)	334	2,320	4,652

Write-offs subject to enforcement activity

The contractual amount outstanding on financial assets that were written off during the period ended 31 December 2018 and that are still subject to enforcement activity is £1,152m. This is lower than the write-offs presented in the movement in gross exposures and impairment allowance table due to assets sold during the year post write-offs and post write-off recoveries.

Barclays Bank PLC 2018 Annual Report on Form 20-F 133

9 Credit impairment charges and other provisions continued

Modification of financial assets

Financial assets of £784m were subject to non-substantial modification during the period, with a resulting loss of £19m. The gross carrying amount at 31 December 2018 of financial assets for which the loss allowance has changed to a 12 month ECL during the year amounts to £114m.

10 Operating expenses

	2018 £m	2017 £m	2016 £m

Infrastructure costs

Property and equipment	380	792	853

Depreciation of property, plant and equipment	119	275	469

Operating lease rentals	158	248	410

Amortisation of intangible assets	276	362	515

Impairment of property, equipment and intangible assets	2	19	92

Total infrastructure costs	935	1,696	2,339

Administration and general costs

Consultancy, legal and professional fees[a]	400	505	486

Subscriptions, publications, stationery and communications	285	330	567

Marketing, advertising and sponsorship	316	292	320

Travel and accommodation	108	86	98

UK bank levy	223	306	362

Other administration and general expenses[a]	2,892	2,622	142

Total administration and general costs	4,224	4,141	1,975

Staff costs	4,874	4,393	6,832

Provisions for litigation and conduct[a]	1,706	448	321

Operating expenses	11,739	10,678	11,467

Note

a	The presentation of other costs has been amended to include litigation and conduct as a separate line item. The prior year comparatives within other cost categories have been adjusted accordingly.

For further details on staff costs including accounting policies, refer to Note 33.

11 Tax

Accounting for income taxes

Barclays Bank Group applies IAS 12 Income Taxes in accounting for taxes on income. Income tax payable on taxable profits (current tax) is recognised as an expense in the periods in which the profits arise. Withholding taxes are also treated as income taxes. Income tax recoverable on tax allowable losses is recognised as a current tax asset only to the extent that it is regarded as recoverable by offsetting against taxable profits arising in the current or prior periods. Current tax is measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except in certain circumstances where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss. Deferred tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date which are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are only offset when there is both a legal right to set-off and an intention to settle on a net basis.

Barclays Bank Group considers an uncertain tax position to exist when it considers that ultimately, in the future, the amount of profit subject to tax may be greater than the amount initially reflected in the Barclays Bank Group’s tax returns. The Barclays Bank Group accounts for provisions in respect of uncertain tax positions in two different ways.

A current tax provision is recognised when it is considered probable that the outcome of a review by a tax authority of an uncertain tax position will alter the amount of cash tax due to, or from, a tax authority in the future. From recognition, the current tax provision is then measured at the amount the Barclays Bank Group ultimately expects to pay the tax authority to resolve the position, taking into account any interest and penalties potentially payable to the tax authority.

134 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Performance/return

11 Tax continued

Deferred tax provisions are adjustments made to the carrying value of deferred tax assets in respect of uncertain tax positions. A deferred tax provision is recognised when it is considered probable that the outcome of a review by a tax authority of an uncertain tax position will result in a reduction in the carrying value of the deferred tax asset. From recognition of a provision, measurement of the underlying deferred tax asset is adjusted to take into account the expected impact of resolving the uncertain tax position on the loss or temporary difference giving rise to the deferred tax asset.

The approach taken to measurement takes account of whether the uncertain tax position is a discrete position that will be reviewed by the tax authority in isolation from any other position, or one of a number of issues which are expected to be reviewed together concurrently and resolved simultaneously with a tax authority. Barclays Bank Group’s measurement of provisions is based upon its best estimate of the additional profit that will become subject to tax. For a discrete position, consideration is given only to the merits of that position. Where a number of issues are expected to be reviewed and resolved together, Barclays Bank Group will take into account not only the merits of its position in respect of each particular issue but also the overall level of provision relative to the aggregate of the uncertain tax positions across all the issues that are expected to be resolved at the same time. In addition, in assessing provision levels, it is assumed that tax authorities will review uncertain tax positions and that all facts will be fully and transparently disclosed.

Critical accounting estimates and judgements

There are two key areas of judgement that impact the reported tax position. Firstly, the level of provisioning for uncertain tax positions; and secondly, the recognition and measurement of deferred tax assets.

The Barclays Bank Group does not consider there to be a significant risk of a material adjustment to the carrying amount of current and deferred tax balances, including provisions for uncertain tax positions in the next financial year. The provisions for uncertain tax positions cover a diverse range of issues and reflect advice from external counsel where relevant. It should be noted that only a proportion of the total uncertain tax positions will be under audit at any point in time, and could therefore be subject to challenge by a tax authority over the next year.

Deferred tax assets have been recognised based on business profit forecasts. Details on the recognition of deferred tax assets is provided in this note.

	2018 £m	2017 £m	2016 £m

Current tax charge/(credit)

Current year	269	(315)	336

Adjustment in respect of prior years	(200)	44	(359)

	69	(271)	(23)

Deferred tax charge/(credit)

Current year	372	1,862	260

Adjustment in respect of prior years	(37)	(65)	65

	335	1,797	325

Tax charge	404	1,526	302

Barclays Bank PLC 2018 Annual Report on Form 20-F 135

11 Tax continued

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Barclays Bank Group’s profit before tax.

	2018 £m	2018%	2017 £m	2017%	2016 £m	2016%
Profit before tax from continuing operations	1,286		1,758		1,894
Tax charge based on the standard UK corporation tax rate of 19% (2017: 19.25%, 2016: 20.0%)	244	19.0%	339	19.3%	379	20.0%
Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 27.1% (2017: 38.2%, 2016: 41.9%))	104	8.1%	333	18.9%	415	21.9%

Recurring items:

Non-creditable taxes including withholding taxes	156	12.1%	191	10.9%	277	14.6%

Non-deductible expenses	67	5.2%	76	4.3%	100	5.3%

Impact of UK bank levy being non-deductible	42	3.3%	59	3.4%	72	3.8%

Tax adjustments in respect of share-based payments	11	0.9%	2	0.1%	34	1.8%

Non-taxable gains and income	(232)	(18.0%)	(191)	(10.9%)	(180)	(9.5%)

Changes in recognition of deferred tax and effect of unrecognised tax losses	(104)	(8.1%)	(72)	(4.1%)	(178)	(9.4%)

Impact of Barclays Bank PLC’s overseas branches being taxed both locally and in the UK	16	1.2%	(61)	(3.5%)	(128)	(6.8%)

Adjustments in respect of prior years	(237)	(18.4%)	(21)	(1.2%)	(294)	(15.5%)

Banking surcharge and other items	(17)	(1.3%)	(57)	(3.2%)	(128)	(6.8%)

Non-recurring items:

One off re-measurement of US deferred tax assets	-	-	1,177	67.0%	-	-

Impact of the UK branch exemption on deferred tax assets	-	-	(276)	(15.7%)	-	-

Non-deductible provisions for UK customer redress	8	0.6%	-	-	-	-

Non-deductible provisions for investigations and litigation	346	26.9%	66	3.8%	48	2.5%

Non-taxable gains and income on divestments	-	-	(39)	(2.2%)	(142)	(7.5%)

Non-deductible impairments and losses on divestments	-	-	-	-	27	1.4%
Total tax charge	404	31.4%	1,526	86.8%	302	15.9%

Factors driving the effective tax rate

The effective tax rate of 31.4% is higher than the UK corporation tax rate of 19% primarily due to profits earned outside the UK being taxed at local statutory tax rates that are higher than the UK tax rate, investigations and litigation being non-deductible for tax purposes, non-creditable taxes and non-deductible expenses including UK bank levy. These factors, which have each increased the effective tax rate, are partially offset by the impact of non-taxable gains and income in the period, changes in the recognition of deferred tax, and the impact of adjustments in respect of prior years.

Barclays Bank Group’s future tax charge will be sensitive to the geographic mix of profits earned and the tax rates in force in the jurisdictions that the Group operates in. In the UK, legislation to reduce the corporation tax rate to 17% from 1 April 2020 has been enacted.

Effective from 1 January 2019, a change in accounting standards requires the tax consequences of all payments on financial instruments that are classified as equity for accounting purposes, where those payments are considered to be a distribution of profit, to be included in the income statement tax charge. The Barclays Bank Group currently includes the tax credit associated with deductions for payments made under Additional Tier 1 instruments as a movement in reserves. This accounting change will result in that tax credit being included in the income statement tax charge, and this will have the effect of reducing the Barclays Bank Group’s effective tax rate from 2019.

For illustrative purposes, if this future accounting approach had been applied in 2018, then the tax credit on payments under Additional Tier 1 instruments would have reduced the Barclays Bank Group’s total income statement tax charge by £175m.

Tax in other comprehensive income

Tax relating to each component of other comprehensive income on page 107 can be found in the consolidated statement of comprehensive income which includes within Other a tax credit of £27m (2017: £7m charge) on other items including share based payments.

Tax in respect of discontinued operations

Tax relating to the discontinued operations can be found in the disposal groups income statement (see Note 2). The tax charge of £138m (2017: £753m) relates to the profit from the ordinary activities of the discontinued operations.

136 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Performance/return

11 Tax continued

Current tax assets and liabilities

Movements on current assets and liabilities were as follows:

	Barclays Bank Group
	2018 £m	2017 £m

Assets	376	501

Liabilities	(494)	(708)

As at 1 January	(118)	(207)

Income statement from continuing operations	(69)	271

Income statement from discontinued UK banking business	(90)	(974)

Other comprehensive income	168	26

Corporate income tax paid from continuing operations	409	(58)

Corporate income tax paid from discontinued UK banking business	-	730

Transfer to Barclays Bank UK PLC[a]	677	-

Other movements	115	94

	1,092	(118)

Assets	1,713	376

Liabilities	(621)	(494)

As at 31 December	1,092	(118)

Note

a	Related to the transfer of current tax liabilities to Barclays Bank UK PLC as part of the disposal of the UK banking business. Refer to Note 2 for further information.

Deferred tax assets and liabilities

The deferred tax amounts on the balance sheet were as follows:

	Barclays Bank Group
	2018 £m	2017 £m

Intermediate Holding Company (“IHC Tax Group”)	1,454	1,413

US Branch Tax Group	1,087	1,234

UK Tax Group	3	413

Other	426	292

Deferred tax asset	2,970	3,352

Deferred tax liability	-	-

Net deferred tax	2,970	3,352

US deferred tax assets in the IHC and the US Branch

The deferred tax asset in the IHC Tax Group of £1,454m (2017: £1,413m) includes £220m (2017: £286m) relating to tax losses and the deferred tax asset in the US Branch Tax Group of £1,087m (2017: £1,234m) includes £167m (2017: £283m) relating to tax losses. Under US tax rules, losses occurring prior to 1 January 2018 can be carried forward and offset against profits for a period of 20 years. The losses first arose in 2011 in the IHC and 2008 in the US Branch and therefore any unused amounts may begin to expire in 2031 and 2028 respectively. The remaining US deferred tax assets relate to temporary differences for which there is no time limit on recovery. The deferred tax assets for the IHC tax losses and the US Branch tax losses are currently projected to be fully utilised by 2020.

UK Tax Group deferred tax asset

The deferred tax asset in the UK Tax Group of £3m (2017: £413m) relates entirely to temporary differences.

Other deferred tax assets

The deferred tax asset of £426m (2017: £292m) in other entities within the Barclays Bank Group includes £142m (2017: £27m) relating to tax losses carried forward. These deferred tax assets relate to a number of different territories and their recognition is based on profit forecasts or local country law which indicate that it is probable that the losses and temporary differences will be utilised.

Of the deferred tax asset of £426m (2017: £292m), an amount of £245m (2017: £218m) relates to entities which have suffered a loss in either the current or prior year. This has been taken into account in reaching the above conclusion that these deferred tax assets will be fully recovered in the future.

The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet and in the preceding table as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Barclays Bank PLC 2018 Annual Report on Form 20-F 137

11 Tax continued

Barclays Bank Group	Fixed asset timing differences £m	Fair value through other comprehensive income £m	Cash flow hedges £m	Retirement benefit obligations £m	Loan impairment allowance £m	Other provisions £m	Tax losses carried forward £m	Share based payments and deferred compensation £m	Other £m	Total £m
Assets[a]	1,232	188	1	49	735	157	596	341	1,346	4,645

Liabilities	(28)	(143)	(69)	(218)	-	-	-	-	(208)	(666)
At 1 January 2018[a]	1,204	45	(68)	(169)	735	157	596	341	1,138	3,979
Income statement from continuing operations	61	(9)	-	(124)	(76)	(62)	(104)	(28)	7	(335)
Income statement from discontinued UK banking business	(48)	-	-	-		-	-	-	-	(48)
Other comprehensive income	-	97	103	(98)	(18)	8	1	(10)	(8)	75
Transfer to Barclays Bank UK PLC[b]	(447)	-	-	-	(279)	-	-	-	(21)	(747)

Other movements	(28)	7	1	(4)	(3)	9	36	6	22	46
	742	140	36	(395)	359	112	529	309	1,138	2,970

Assets	758	175	38	39	359	112	529	309	1,336	3,655

Liabilities	(16)	(35)	(2)	(434)	-	-	-	-	(198)	(685)
At 31 December 2018	742	140	36	(395)	359	112	529	309	1,138	2,970

Assets	1,772	183	-	91	151	251	503	664	2,004	5,619

Liabilities	(92)	(141)	(326)	-	-	-	-	-	(301)	(860)
At 1 January 2017	1,680	42	(326)	91	151	251	503	664	1,703	4,759
Income statement from continuing operations	(855)	-	-	(195)	(38)	(69)	131	(307)	(464)	(1,797)
Income statement from discontinued UK banking business	497	-	-	(127)	-	-	-	-	5	375
Other comprehensive income	-	(3)	261	49	-	-	-	(21)	22	308
Other movements	(118)	6	(3)	13	(5)	(25)	(38)	5	(128)	(293)
	1,204	45	(68)	(169)	108	157	596	341	1,138	3,352

Assets	1,232	188	1	49	108	157	596	341	1,346	4,018

Liabilities	(28)	(143)	(69)	(218)	-	-	-	-	(208)	(666)
At 31 December 2017	1,204	45	(68)	(169)	108	157	596	341	1,138	3,352

Notes

a	Due to the adoption of IFRS 9 and IFRS 15 on 1 January 2018, additional deferred tax assets of £627m were recognised. For further information, refer to Note 43.
b	Related to the transfer of deferred tax assets to Barclays Bank UK PLC as part of the disposal of the UK banking business. Refer to Note 2 for further information.

138 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Performance/return

11 Tax continued

Other movements include the impact of changes in foreign exchange rates as well as deferred tax amounts relating to acquisitions and disposals.

The amount of deferred tax liability expected to be settled after more than 12 months for the Barclays Bank Group is £576m (2017: £486m). The amount of deferred tax asset expected to be recovered after more than 12 months for the Barclays Bank Group is £2,932m (2017: £3,363m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Unrecognised deferred tax

Tax losses and temporary differences

Deferred tax assets have not been recognised in respect of gross deductible temporary differences of £174m (2017: £157m), unused tax credits of £203m (2017: £546m), and gross tax losses of £16,313m (2017: £17,919m). The tax losses include capital losses of £3,225m (2017: £3,126m). Of these tax losses, £240m (2017: £409m) expire within five years, £259m (2017: £193m) expire within six to ten years, £948m (2017: £2,016m) expire within 11 to 20 years and £14,866m (2017: £15,301m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.

Barclays Bank PLC 2018 Annual Report on Form 20-F 139

11 Tax continued

Barclays Bank Group investments in subsidiaries, branches and associates

Deferred tax is not recognised in respect of the value of Barclays Bank Group’s investments in subsidiaries, branches and associates where the Barclays Bank Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The aggregate amount of these temporary differences for which deferred tax liabilities have not been recognised was £0.6bn (2017: £0.1bn).

12 Dividends on ordinary shares

The 2018 financial statements include £14,585m (2017: £674m) of dividends paid. This includes the final dividend declared in relation to the prior year of £142m (2017: £165m), half year dividends of £149m (2017: £208m) and dividends in specie of £14,294m primarily relating to the holding in Barclays Bank UK PLC. These result in a total dividend for the year of £6.23 (2017: 29p) per ordinary share.

Dividends paid on preference shares amounted to £204m (2017: £242m). Dividends paid on the 4.75% €100 preference shares amounted to £421.16 per share (2017: £415.65). Dividends paid on the 6.278% US$100 preference shares amounted to £446.17 per share (2017: £483.37). Dividends paid on the 8.125% US$0.25 preference shares amounted to £1.54 per share (2017: £1.58).

Dividends paid on other equity instruments amounted to £647m (2017: £639m). For further detail on other equity instruments, please refer to Note 30.

140 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

The notes included in this section focus on assets and liabilities the Barclays Bank Group holds and recognises at fair value. Fair value refers to the price that would be received to sell an asset or the price that would be paid to transfer a liability in an arm’s-length transaction with a willing counterparty, which may be an observable market price or, where there is no quoted price for the instrument, may be an estimate based on available market data. Detail regarding the Barclays Bank Group’s approach to managing market risk can be found on pages 33 to 34.

13 Trading portfolio

Accounting for trading portfolio assets and liabilities

In accordance with IFRS 9, all assets and liabilities held for trading purposes are held at fair value with gains and losses in the changes in fair value taken to the income statement in net trading income (Note 7).

	Barclays Bank Group
	2018 £m	2017 £m

Debt securities and other eligible bills	57,134	51,195

Equity securities	39,565	59,338

Traded loans	7,234	3,140

Commodities	105	82

Trading portfolio assets	104,038	113,755

Debt securities and other eligible bills	(24,125)	(29,046)

Equity securities	(12,489)	(8,306)

Trading portfolio liabilities	(36,614)	(37,352)

14 Financial assets at fair value through the income statement

Accounting for financial assets mandatorily at fair value

Financial assets that are held for trading are recognised at fair value through profit or loss. In addition, financial assets are held at fair value through profit or loss if they do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling.

Accounting for financial assets designated at fair value

Financial assets, other than those held for trading, are classified in this category if they are so irrevocably designated at inception and the use of the designation removes or significantly reduces an accounting mismatch.

Subsequent changes in fair value for these instruments are recognised in the income statement in net investment income, except if reporting it in trading income reduces an accounting mismatch.

The details on how the fair value amounts are derived for financial assets at fair value are described in Note 18.

	Barclays Bank Group
	2018 £m	2017 £m

Loans and advances	1,387	11,037

Debt securities	3,855	15

Equity securities	-	4,671

Reverse repurchase agreements and other similar secured lending	106	100,040

Other financial assets	-	519

Financial assets designated at fair value	5,348	116,282

Loans and advances	14,257	-

Debt securities	660	-

Equity securities	5,172	-

Reverse repurchase agreements and other similar secured lending	119,285	-

Other financial assets	528	-

Financial assets mandatorily at fair value	139,902	-

Total	145,250	116,282

Barclays Bank PLC 2018 Annual Report on Form 20-F 141

14 Financial assets at fair value through the income statement continued

Credit risk of loans and advances designated at fair value and related credit derivatives

The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk, and the cumulative changes in fair value since initial recognition together with the amount by which related credit derivatives mitigate this risk:

	Barclays Bank Group

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2018 £m	2017 £m	2018 £m	2017 £m	2018 £m	2017 £m
Loans and advances designated at fair value, attributable to credit risk	1,387	11,037	2	10	(8)	2

Value mitigated by related credit derivatives	-	256	-	1	-	(12)

15 Derivative financial instruments

Accounting for derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. They include swaps, forward-rate agreements, futures, options and combinations of these instruments and primarily affect the Barclays Bank Group’s net interest income, net trading income and derivative assets and liabilities. Notional amounts of the contracts are not recorded on the balance sheet. Derivatives are used to hedge interest rate, exchange rate, commodity, and equity exposures and exposures to certain indices such as house price indices and retail price indices related to non-trading positions.

All derivative instruments are held at fair value through profit or loss, except for derivatives that are in a designated cash flow or net investment hedge accounting relationship. Derivatives are classified as assets when their fair value is positive or as liabilities when their fair value is negative. This includes terms included in a contract or financial liability (the host), which, had it been a standalone contract, would have met the definition of a derivative. If these are separated from the host, i.e. when the economic characteristics of the embedded derivative are not closely related with those of the host contract and the combined instrument is not measured at fair value through profit or loss, then they are accounted for in the same way as derivatives. For financial assets, the requirements are whether the financial asset contain contractual terms that give rise on specified dates to cash flows that are SPPI, and consequently the requirements for accounting for embedded derivatives are not applicable to financial assets.

Hedge accounting

The Barclays Bank Group applies the requirements of IAS 39 Financial Instruments: Recognition and Measurement for hedge accounting purposes. The Barclays Bank Group applies hedge accounting to represent, the economic effects of its interest rate, currency and contractually linked inflation risk management strategies. Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the Barclays Bank Group applies fair value hedge accounting, cash flow hedge accounting, or hedging of a net investment in a foreign operation, as appropriate to the risks being hedged.

Fair value hedge accounting

Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The fair value changes adjust the carrying value of the hedged asset or liability held at amortised cost.

If hedge relationships no longer meet the criteria for hedge accounting, hedge accounting is discontinued. For fair value hedges of interest rate risk, the fair value adjustment to the hedged item is amortised to the income statement over the period to maturity of the previously designated hedge relationship using the effective interest method. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement. For items classified as fair value through other comprehensive income, the hedge accounting adjustment is included in other comprehensive income.

Cash flow hedge accounting

For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognised initially in other comprehensive income, and then recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in equity is immediately transferred to the income statement.

Hedges of net investments

The Barclays Bank Group’s net investments in foreign operations, including monetary items accounted for as part of the net investment, are hedged for foreign currency risks using both derivatives and foreign currency borrowings. Hedges of net investments are accounted for similarly to cash flow hedges; the effective portion of the gain or loss on the hedging instrument is being recognised directly in other comprehensive income and the

142 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

15 Derivative financial instruments continued

ineffective portion being recognised immediately in the income statement. The cumulative gain or loss recognised in other comprehensive income is recognised in the income statement on the disposal or partial disposal of the foreign operation, or other reductions in the Barclays Bank Group’s investment in the operation.

	Barclays Bank Group
	Notional contract amount £m	Fair value
		Assets £m	Liabilities £m

As at 31 December 2018

Total derivative assets/(liabilities) held for trading	43,920,658	222,522	(219,527)

Total derivative assets/(liabilities) held for risk management	116,441	161	(65)

Derivative assets/(liabilities)	44,037,099	222,683	(219,592)

As at 31 December 2017

Total derivative assets/(liabilities) held for trading	35,747,945	237,741	(237,242)

Total derivative assets/(liabilities) held for risk management	175,785	246	(1,103)

Derivative assets/(liabilities)	35,923,730	237,987	(238,345)

Derivative asset exposures would be £203bn (2017: £217bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which Barclays Bank Group holds cash collateral. Similarly, derivative liabilities would be £202bn (2017: £217bn) lower reflecting counterparty netting and collateral placed. In addition, non-cash collateral of £6bn (2017: £6bn) was held in respect of derivative assets. The Barclays Bank Group received collateral from clients in support of over the counter derivative transactions. These transactions are generally undertaken under International Swaps and Derivative Association (ISDA) agreements governed by either UK or New York law.

Further Information on netting arrangements of derivative financial instruments can be found within Note 19 Offsetting financial assets and financial liabilities.

Trading derivatives are managed within the Barclays Bank Group’s market risk management policies, which are outlined on pages 33 to 34.

The Barclays Bank Group’s exposure to credit risk arising from derivative contracts are outlined in the Credit Risk section on pages 46 to 69.

Barclays Bank PLC 2018 Annual Report on Form 20-F 143

15 Derivative financial instruments continued

The fair values and notional amounts of derivatives held for trading are set out in the following table:

Derivatives held for trading	Barclays Bank Group
	Notional contract amount £m	Fair value
		Assets £m	Liabilities £m

As at 31 December 2018

Foreign exchange derivatives

Forward foreign exchange	3,465,171	32,584	(33,055)

Currency swaps	1,182,800	27,139	(25,972)

OTC options bought and sold	552,853	4,259	(4,805)

OTC derivatives	5,200,824	63,982	(63,832)

Foreign exchange derivatives cleared by central counterparty	72,526	163	(233)

Exchange traded futures and options – bought and sold	23,585	7	(7)

Foreign exchange derivatives	5,296,935	64,152	(64,072)

Interest rate derivatives

Interest rate swaps	7,343,450	102,869	(96,400)

Forward rate agreements	342,883	171	(306)

OTC options bought and sold	2,292,525	20,922	(22,589)

OTC derivatives	9,978,858	123,962	(119,295)

Interest rate derivatives cleared by central counterparty	15,794,162	974	(1,014)

Exchange traded futures and options – bought and sold	11,087,714	356	(323)

Interest rate derivatives	36,860,734	125,292	(120,632)

Credit derivatives

OTC swaps	386,508	6,575	(5,239)

Credit derivatives cleared by central counterparty	372,567	4,180	(4,280)

Credit derivatives	759,075	10,755	(9,519)

Equity and stock index derivatives

OTC options bought and sold	57,840	4,542	(7,719)

Equity swaps and forwards	132,656	5,169	(4,111)

OTC derivatives	190,496	9,711	(11,830)

Exchange traded futures and options – bought and sold	692,435	11,171	(12,066)

Equity and stock index derivatives	882,931	20,882	(23,896)

Commodity derivatives

OTC options bought and sold	1,648	26	(34)

Commodity swaps and forwards	8,108	495	(374)

OTC derivatives	9,756	521	(408)

Exchange traded futures and options – bought and sold	111,227	920	(1,000)

Commodity derivatives	120,983	1,441	(1,408)

Derivatives with subsidiaries	-	-	-

Derivative assets/(liabilities) held for trading	43,920,658	222,522	(219,527)

Total OTC derivatives held for trading	15,766,442	204,751	(200,604)

Total derivatives cleared by central counterparty held for trading	16,239,255	5,317	(5,527)

Total exchange traded derivatives held for trading	11,914,961	12,454	(13,396)

Derivative assets/(liabilities) held for trading	43,920,658	222,522	(219,527)

144 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

15 Derivative financial instruments continued

Derivatives held for trading	Barclays Bank Group
	Notional contract amount £m	Fair value
		Assets £m	Liabilities £m

As at 31 December 2017

Foreign exchange derivatives

Forward foreign exchange	3,131,184	26,534	(26,177)

Currency swaps	1,103,555	23,799	(22,003)

OTC options bought and sold	506,156	4,056	(4,665)

OTC derivatives	4,740,895	54,389	(52,845)

Foreign exchange derivatives cleared by central counterparty	59,618	607	(585)

Exchange traded futures and options – bought and sold	24,266	30	(30)

Foreign exchange derivatives	4,824,779	55,026	(53,460)

Interest rate derivatives

Interest rate swaps	5,680,651	121,479	(112,193)

Forward rate agreements	268,277	87	(88)

OTC options bought and sold	2,384,453	27,235	(29,635)

OTC derivatives	8,333,381	148,801	(141,916)

Interest rate derivatives cleared by central counterparty	13,271,435	3,675	(3,390)

Exchange traded futures and options – bought and sold	7,644,560	362	(358)

Interest rate derivatives	29,249,376	152,838	(145,664)

Credit derivatives

OTC swaps	411,900	7,789	(6,233)

Credit derivatives cleared by central counterparty	303,841	4,954	(5,319)

Credit derivatives	715,741	12,743	(11,552)

Equity and stock index derivatives

OTC options bought and sold	58,456	5,262	(9,591)

Equity swaps and forwards	103,283	2,235	(5,478)

OTC derivatives	161,739	7,497	(15,069)

Exchange traded futures and options– bought and sold	632,662	7,201	(9,050)

Equity and stock index derivatives	794,401	14,698	(24,119)

Commodity derivatives

OTC options bought and sold	4,465	32	(103)

Commodity swaps and forwards	12,755	662	(753)

OTC derivatives	17,220	694	(856)

Exchange traded futures and options – bought and sold	146,428	1,742	(1,591)

Commodity derivatives	163,648	2,436	(2,447)

Derivatives with subsidiaries	-	-	-

Derivative assets/(liabilities) held for trading	35,747,945	237,741	(237,242)

Total OTC derivatives held for trading	13,665,135	219,170	(216,919)

Total derivatives cleared by central counterparty held for trading	13,634,894	9,236	(9,294)

Total exchange traded derivatives held for trading	8,447,916	9,335	(11,029)

Derivative assets/(liabilities) held for trading	35,747,945	237,741	(237,242)

Barclays Bank PLC 2018 Annual Report on Form 20-F 145

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

Derivatives held for risk management	Barclays Bank Group
	Notional contract amount £m	Fair value
		Assets £m	Liabilities £m

As at 31 December 2018

Derivatives designated as cash flow hedges

Interest rate swaps	2,622	18	(7)

Interest rate derivatives cleared by central counterparty	45,995	-	-

Derivatives designated as cash flow hedges	48,617	18	(7)

Derivatives designated as fair value hedges

Interest rate swaps	2,598	143	(48)

Interest rate derivatives cleared by central counterparty	62,258	-	-

Derivatives designated as fair value hedges	64,856	143	(48)

Derivatives designated as hedges of net investments

Forward foreign exchange	2,968	-	(10)

Derivatives designated as hedges of net investment	2,968	-	(10)

Derivative assets/(liabilities) held for risk management	116,441	161	(65)

Total OTC derivatives held for risk management	8,188	161	(65)

Total derivatives cleared by central counterparty held for risk management	108,253	-	-

Derivative assets/(liabilities) held for risk management	116,441	161	(65)

As at 31 December 2017

Derivatives designated as cash flow hedges

Currency swaps	-	-	-

Interest rate swaps	1,808	88	(3)

Interest rate derivatives cleared by central counterparty	66,214	-	-

Derivatives designated as cash flow hedges	68,022	88	(3)

Derivatives designated as fair value hedges

Interest rate swaps	7,345	117	(1,090)

Forward foreign exchange	-	-	-

Interest rate derivatives cleared by central counterparty	97,436	-	-

Derivatives designated as fair value hedges	104,781	117	(1,090)

Derivatives designated as hedges of net investments

Forward foreign exchange	2,982	41	(10)

Derivatives designated as hedges of net investment	2,982	41	(10)

Derivatives with subsidiaries	-	-	-

Derivative assets/(liabilities) held for risk management	175,785	246	(1,103)

Total OTC derivatives held for risk management	12,135	246	(1,103)

Total derivatives cleared by central counterparty held for risk management	163,650	-	-

Derivative assets/(liabilities) held for risk management	175,785	246	(1,103)

146 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

The Barclays Bank Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

	Total £m	Up to one year £m	One to two years £m	Two to three years £m	Three to four years £m	Four to five years £m	More than five years £m

2018

Barclays Bank Group

Forecast receivable cash flows	2,526	562	592	477	356	255	284

2017

Barclays Bank Group

Forecast receivable cash flows	2,272	370	470	497	424	293	218

The maximum length of time over which the Barclays Bank Group hedges exposure to the variability in future cash flows for forecast transactions, excluding those forecast transactions related to the payment of variable interest on existing financial instruments is 10 years (2017: 10 years).

Amounts recognised in net interest income	Barclays Bank Group
	2018 £m	2017 £m

Gains on the hedged items attributable to the hedged risk	231	519

Losses on the hedging instruments	(300)	(383)

Fair value ineffectiveness	(69)	136

Cash flow hedging ineffectiveness	(57)	(201)

Net investment hedging ineffectiveness	(1)	2

Gains and losses transferred from the cash flow hedging reserve to the income statement include a £213m gain (2017: £586m gain) to net interest income for Barclays Bank Group.

Hedge accounting

Hedge accounting is applied predominantly for the following risks:

(i)

Interest rate risk - Interest rate risk predominantly arises due to a mismatch between fixed interest rates and floating interest rates. Interest rate risk also includes exposure to inflation risk for certain types of investments. fixed interest rate exposures into variable rates.

(ii)

Currency risk - Currency risk arises due to assets or liabilities being denominated in different currencies than the functional currency of the relevant entity. At a consolidated level currency risk also arises when the functional currency of subsidiaries is different from the parent.

(iii)

Contractually linked Inflation risk - Hedged inflation risk arises from financial instruments with contractually specified inflation risk. Barclays Bank Group does not hedge inflation risk that arises from other activities.

In order to hedge the risks to which Barclays Bank Group is exposed, the hedging instruments employed are interest rate swaps, inflation swaps, currency swaps, and foreign currency debt which are used to:

(i)	Swap fixed interest rate exposures into variable rates.
(ii)	Swap variable interest rate exposures into fixed rates.
(iii)	Swap inflation exposure into either fixed or variable interest rates.
(iv)	Swap foreign currency net investment exposure to local currency.

The hedging instruments share the same risk exposures as the hedged items, being interest rate risk, inflation risk and foreign currency risk. Hedge effectiveness is assessed with reference to the shared risks, but to the extent hedging instruments are exposed to different risks than the hedged items, this could result in hedge ineffectiveness or hedge accounting failures.

Barclays Bank PLC 2018 Annual Report on Form 20-F 147

15 Derivative financial instruments continued

In some cases, certain items which are economically hedged may be ineligible hedged items for the purposes of IAS 39, such as core deposits and equity. In these instances, a proxy hedging solution can be utilised whereby portfolios of floating rate assets are designated as eligible hedged items in cash flow hedges.

The ratio between the hedged item and the hedging instruments is typically determined with reference to the sensitivity of the hedged item on designation to the risk factor, compared to that of the hedging instrument. In many cases the ratio is 100%.

In some hedging relationships, Barclays Bank Group would designate risk components of hedged items as follows:

(i)	Benchmark interest rate risk as a component of interest rate risk, such as the LIBOR component;
(ii)	Inflation risk as a contractually specified component of a debt instrument;
(iii)	Spot exchange rate risk for foreign currency financial assets or financial liabilities;
(iv)	Components of cash flows of hedged items, for example certain interest payments for part of the life of an instrument.

Using the benchmark interest rate risk results in other risks such as credit risk and liquidity risk being excluded from the hedge accounting relationship. LIBOR is considered the predominant interest rate risk and therefore the hedged items change in fair value on a fully proportionate basis with reference to this risk.

For disclosures of the extent of risk exposures that Barclays Bank Group manages please refer to Risk review section.

In respect of many of the Barclays’ Bank Group hedge accounting relationships, the hedged item and hedging instrument change frequently due to the dynamic nature of the risk management and hedge accounting strategy.

The Barclays Bank Group risk management strategy is to hedge interest rate risk with interest rate derivatives (predominantly interest rate swaps), currency risk with currency derivatives and inflation risk with inflation derivatives. The interest rate risk management strategy is to reduce Barclays Bank Group’s exposure to interest rate risk to within approved risk limits.

Barclays Bank Group applies hedge accounting to dynamic scenarios, predominantly in relation to interest rate risk, with a combination of hedged items (some hedged items are designated by proxy) in order for its financial statements to reflect as closely as possible the economic risk management undertaken. Hedge relationships are analysed and rebalanced on a daily basis. In some cases, if the hedge accounting objective changes, the relevant hedge accounting relationship is de-designated; in some cases a de-designated relationship is replaced with a different hedge accounting relationship.

Changes in the GBP value of net investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in CET1 capital. The Barclays Bank Group’s strategy is to minimise the volatility of the capital ratios caused by foreign exchange movements, by matching the CET1 capital movements to the revaluation of the Barclays Group’s foreign currency RWA exposures. Net investment hedges are designated where necessary to reduce the exposure to movement in a particular exchange rate to within mandated limits. As far as possible, existing external currency liabilities are designated as the hedging instruments. Hedging relationships are reviewed, and adjusted if necessary, at least once a month.

Sources of ineffectiveness affecting hedge accounting are as follows:

(i)	Mismatches between the contractual terms of the hedged item and hedging instrument, including basis differences between the hedged risk and the risk exposure of the hedging instrument;
(ii)	Changes in credit risk of the hedging instruments;
(iii)

If a hedge accounting relationship becomes over hedged. This might occur in hedges of net investments if the net asset value designated at the start of the period falls below the amount of the hedging instrument;

(iv)	In cash flow hedging solution, when a hedge is built using external swaps having non-zero present value, it creates ineffectiveness.

No other source of ineffectiveness has arisen during the period. Hedge effectiveness is determined with reference to quantitative tests, predominantly regression testing, which takes into account the regression co-efficient, the slope of the regression line, and ensuring that the relevant confidence intervals are complied with. There were no instances of forecast transactions for which hedge accounting had been used in the previous period, but which are no longer expected to occur.

148 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

15 Derivative financial instruments continued

Amount, timing and uncertainty of future cash flows

The following table shows the hedging instruments which are carried on the Barclays Bank Group’s balance sheet:

		Carrying value			Nominal amount £m	Change in fair value used as a basis to determine ineffectiveness £m
Hedge type	Risk category	Derivative assets £m	Derivative liabilities £m	Loan liabilities £m

As at 31 December 2018

Barclays Bank Group

Fair value	Interest rate risk	125	(44)	-	61,331	(329)

	Inflation risk	18	(4)	-	3,525	29

Cash flow	Interest rate risk	18	(7)	-	48,617	(248)

Net investment	Foreign exchange risk	-	(10)	(12,325)	15,300	(745)

The following table profiles the expected notional values of current hedging instruments in future years:

As at 31 December 2018	2019 £m	2020 £m	2021 £m	2022 £m	2023 £m	2024 and later £m

Barclays Bank Group

Fair value hedges of interest rate risk

Notional amount	61,791	54,711	42,856	34,892	29,058	23,830

Fair value hedges of inflation risk

Notional amount	3,107	1,998	1,754	1,331	1,159	986

For Barclays Bank Group, there are 975 fair value hedges of interest rate risk and 44 fair value hedges of inflation risk with an average fixed rate of 2.31% and 1% respectively across the relationships.

Barclays Bank PLC 2018 Annual Report on Form 20-F 149

15 Derivative financial instruments continued

Hedged items in fair value hedge accounting relationships including the ineffectiveness recognised in the income statement

		Accumulated fair value adjustment included in carrying amount

Hedged item statement of financial position classification and risk category	Carrying amount	Total	Of which: Accumulated fair value adjustment on items no longer in a hedge relationship	Change in fair value used as a basis to determine ineffectiveness	Hedge ineffectiveness recognised in the income statement	Line item in the income
As at 31 December 2018	£m	£m	£m	£m	£m	statement used to recognise ineffectiveness
Barclays Bank Group

Assets

Loans and advances classified as amortised cost
- Interest rate risk	924	63	54	(236)	(84)	Net interest income
- Inflation risk	512	312	-	2	(1)	Net interest income

Debt securities classified as FVOCI
- Interest rate risk	26,340	392	-	(75)	20	Net interest income
- Inflation risk	2,907	(21)	-	(50)	(18)	Net interest income

Liabilities

Debt securities in issue classified as amortised cost
- Interest rate risk	32,508	(295)	(317)	590	14	Net interest income

For items classified as fair value through other comprehensive income, the hedge accounting adjustment is not included in the carrying amount, but rather adjusts other comprehensive income.

150 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

Hedged items in cash flow hedge accounting and hedges of net investments in foreign operations including the effect on the income statement and OCI
Description of hedge relationship and hedged risk	Change in value of hedged item used as the basis for recognising ineffectiveness	Balance in cash flow hedge reserve for continuing hedges	Balance in foreign currency reserve for continuing hedges	Balances remaining in cash flow hedge reserve for which hedge accounting is no longer applied	Balances remaining in foreign currency translation reserve for which hedge accounting is no longer applied	Hedging gains or losses recognised in OCI during the period	Hedge ineffectiveness recognised within the income statement	Line item in the statement of
As at 31 December 2018	£m	£m	£m	£m	£m	£m	£m	comprehensive income used to recognise ineffectiveness

Barclays Bank Group

Cash flow hedge of interest rate risk

Loans and advances classified as amortised cost	191	61	-	88	-	189	(57)	Net interest income

Hedge of net investment in foreign operation

USD foreign operations	719	-	1,646	-	-	719	-

EUR foreign operations	-	-	-	-	86	-	-

ZAR foreign operations	-	-	-	-	(1)	-	-

CHF foreign operations	4	-	-	-	53	4	-

HKD foreign operations	2	-	-	-	23	2	-

JPY foreign operations	14	-	-	-	77	14	-

MXN foreign operations	21	-	-	-	(14)	21	-

SEK foreign operations	(13)	-	-	-	13	(13)	-

SGD foreign operations	1	-	-	-	78	1	(1)	Net interest income

TWD foreign operations	-	-	-	-	2	-	-

BRL foreign operations	(4)	-	(3)	-	-	(4)	-

CNY foreign operations	-	-	-	-	2	-	-

INR foreign operations	-	-	-	-	6	-	-

Total	744	-	1,643	-	325	744	(1)

Barclays Bank PLC 2018 Annual Report on Form 20-F 151

Impact on the income statement and OCI of recycling amounts in respect of Cash flow hedges and Net investment hedges of foreign operations during the period:
Description of hedge relationship and hedged risk	Amount recycled from OCI during the period due to hedged item affecting income statement £m	Amount recycled from OCI during the period due to hedged cash flow no longer expected to occur £m

As at 31 December 2018

Barclays Bank Group

Cash flow hedge of interest rate risk

- Recycled to interest income	213

Hedge of net investment in foreign operation

- Recycled to other income		(41)

A detailed reconciliation of the movements of the cash flow hedge reserve and the currency translation reserve is as follows:

	Cash flow hedge reserve £m	Currency translation reserve £m

Barclays Bank Group

Balance on 1 January 2018	184	3,084

Currency translation movements[a]	(8)	803

Hedging gains / losses for the reporting period	(189)	-

Amounts reclassified to profit or loss

- In relation to cash flows no longer expected to occur	-	41

- In relation to cash flows affecting profit or loss	(213)	-

Tax	103	-

Balance on 31 December 2018	(123)	3,928

Note

a	Currency translation movements include amounts attributable to items which are not in net investment hedges (Barclays Bank Group includes a £60m gain).

152 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

16 Financial assets at fair value through other comprehensive income and Financial investments

Accounting for financial assets at fair value through other comprehensive income (‘FVOCI’) under IFRS 9 effective from 1 January 2018

Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling and that contain contractual terms that give rise on specified dates to cash flows that are SPPI are measured at FVOCI. They are subsequently re-measured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognised in other comprehensive income until the assets are sold. Interest (calculated using the effective interest method) is recognised in the income statement in net interest income (Note 5). Upon disposal, the cumulative gain or loss recognised in other comprehensive income is included in net investment income.

In determining whether the business model is achieved by both collecting contractual cash flows and selling financial assets, it is determined that both collecting contractual cash flows and selling financial assets are integral to achieving the objective of the business model. The Barclays Bank Group will consider past sales and expectations about future sales to establish if the business model is achieved.

For equity securities that are not held for trading, the Barclays Bank Group may make an irrevocable election on initial recognition to present subsequent changes in the fair value of the instrument in other comprehensive income (except for dividend income which is recognised in profit or loss). Gains or losses on the de-recognition of these equity securities are not transferred to profit or loss. These assets are also not subject to the impairment requirements and therefore no amounts are recycled to the income statement. Where the Barclays Bank Group has not made the irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, equity securities are measured at fair value through profit or loss.

Accounting for financial investments under IAS 39 for 2017

Available for sale financial assets are held at fair value with gains and losses being included in other comprehensive income. The Barclays Bank Group uses this classification for assets that are not derivatives and are not held for trading purposes or otherwise designated at fair value through profit or loss, or at amortised cost. Dividends and interest (calculated using the effective interest method) are recognised in the income statement in net interest income or, net investment income. On disposal, the cumulative gain or loss recognised in other comprehensive income is also included in net investment income.

Held to maturity assets are held at amortised cost. The Barclays Bank Group uses this classification when there is an intent and ability to hold the asset to maturity. Interest on the investments are recognised in the income statement within net interest income.

	Barclays Bank Group
	2018 £m	2017 £m

Debt securities and other eligible bills at fair value through other comprehensive income	44,315	-

Equity securities at fair value through other comprehensive income	11	-

Loans and advances at fair value through other comprehensive income	668	-

Available for sale debt securities and other eligible bills		52,020

Available for sale equity securities		1,834

Held to maturity debt securities		5,109

Financial assets at fair value through other comprehensive income/Financial investments	44,994	58,963

Barclays Bank PLC 2018 Annual Report on Form 20-F 153

17 Financial liabilities designated at fair value

Accounting for liabilities designated at fair value through profit and loss

In accordance with IFRS 9, financial liabilities may be designated at fair value, with gains and losses taken to the income statement within net trading income (Note 7) and net investment income (Note 8). Movements in own credit are reported through other comprehensive income. On derecognition of the financial liability no amount relating to own credit risk are recycled to the income statement. The Barclays Bank Group has the ability to make the fair value designation when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), or is managed by the Barclays Bank Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (Note 15).

The details on how the fair value amounts are arrived for financial liabilities designated at fair value are described in Note 18.

	Barclays Bank Group
	2018		2017
	Fair value £m	Contractual amount due on maturity £m	Fair value £m	Contractual amount due on maturity £m

Debt securities	46,649	54,159	42,563	46,920

Deposits	31,706	32,053	4,448	4,414

Repurchase agreements and other similar secured borrowing	139,386	139,626	126,691	126,822

Other financial liabilities	-	-	16	16

Financial liabilities designated at fair value	217,741	225,838	173,718	178,172

The cumulative own credit net loss recognised is £121m (2017: £179m).

154 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments

Accounting for financial assets and liabilities – fair values

Financial instruments that are held for trading are recognised at fair value through profit or loss. In addition, financial assets are held at fair value through profit or loss if they do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling. Subsequent changes in fair value for these instruments are recognised in the income statement in net investment income, except if reporting it in trading income reduces an accounting mismatch.

All financial instruments are initially recognised at fair value on the date of initial recognition (including transaction costs, other than financial instruments held at fair value through profit or loss) and, depending on the classification of the asset or liability, may continue to be held at fair value either through profit or loss or other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Wherever possible, fair value is determined by reference to a quoted market price for that instrument. For many of the Barclays Bank Group’s financial assets and liabilities, especially derivatives, quoted prices are not available and valuation models are used to estimate fair value. The models calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market inputs including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates.

For financial liabilities measured at fair value, the carrying amount reflects the effect on fair value of changes in own credit spreads derived from observable market data such as in primary issuance and redemption activity for structured notes.

On initial recognition, it is presumed that the transaction price is the fair value unless there is observable information available in an active market to the contrary. The best evidence of an instrument’s fair value on initial recognition is typically the transaction price. However, if fair value can be evidenced by comparison with other observable current market transactions in the same instrument, or is based on a valuation technique whose inputs include only data from observable markets, then the instrument should be recognised at the fair value derived from such observable market data.

For valuations that have made use of unobservable inputs, the difference between the model valuation and the initial transaction price (Day One profit) is recognised in profit or loss either: on a straight-line basis over the term of the transaction; or over the period until all model inputs will become observable where appropriate; or released in full when previously unobservable inputs become observable.

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the marketplace, the maturity of market modelling and the nature of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependent on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities or other analytical techniques.

The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 164.

Critical accounting estimates and judgements

The valuation of financial instruments often involves a significant degree of judgement and complexity, in particular where valuation models make use of unobservable inputs (‘Level 3’ assets and liabilities). This note provides information on these instruments, including the related unrealised gains and losses recognised in the period, a description of significant valuation techniques and unobservable inputs, and a sensitivity analysis.

Valuation

IFRS 13 Fair value measurement requires an entity to classify its assets and liabilities according to a hierarchy that reflects the observability of significant market inputs. The three levels of the fair value hierarchy are defined below.

Quoted market prices – Level 1

Assets and liabilities are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Valuation technique using observable inputs – Level 2

Assets and liabilities classified as Level 2 have been valued using models whose inputs are observable either directly or indirectly. Valuations based on observable inputs include assets and liabilities such as swaps and forwards which are valued using market standard pricing techniques, and options that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

Valuation technique using significant unobservable inputs – Level 3

Assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price. Unobservable input levels are generally determined via reference to observable inputs, historical observations or using other analytical techniques.

Barclays Bank PLC 2018 Annual Report on Form 20-F 155

18 Fair value of financial instruments continued

The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2018				2017
	Valuation technique using				Valuation technique using
Barclays Bank Group	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Trading portfolio assets	51,029	49,396	3,613	104,038	63,925	47,853	1,977	113,755

Financial assets at fair value through the income statement	8,918	131,682	4,650	145,250	4,347	104,188	7,747	116,282
Derivative financial assets	6,813	210,655	5,215	222,683	3,786	228,867	5,334	237,987

Available for sale investments	-	-	-	-	22,841	30,618	395	53,854

Financial assets at fair value through other comprehensive income	15,751	28,888	355	44,994	-	-	-	-
Investment property	-	-	9	9	-	-	116	116

Assets included in disposal groups classified as held for sale[a]	-	-	-	-	-	-	29	29
Total assets	82,511	420,621	13,842	516,974	94,899	411,526	15,598	522,023

Trading portfolio liabilities	(19,401)	(17,210)	(3)	(36,614)	(20,905)	(16,443)	(4)	(37,352)

Financial liabilities designated at fair value	(76)	(217,404)	(261)	(217,741)	-	(173,238)	(480)	(173,718)

Derivative financial liabilities	(6,152)	(208,697)	(4,743)	(219,592)	(3,631)	(229,517)	(5,197)	(238,345)
Total liabilities	(25,629)	(443,311)	(5,007)	(473,947)	(24,536)	(419,198)	(5,681)	(449,415)

Note

a	Disposal groups held for sale and measured at fair value less cost to sell are in included in the fair value table.

156 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

Assets and liabilities held at fair value by product type
	Assets Valuation technique using			Liabilities Valuation technique using
Barclays Bank Group	Level 1 £m	Level 2 £m	Level 3 £m	Level 1 £m	Level 2 £m	Level 3 £m

As at 31 December 2018

Interest rate derivatives	-	122,975	2,478	-	(118,231)	(2,456)

Foreign exchange derivatives	-	63,960	192	-	(63,897)	(185)

Credit derivatives	-	9,374	1,381	-	(9,188)	(331)

Equity derivatives	6,813	12,933	1,136	(6,152)	(16,001)	(1,743)

Commodity derivatives	-	1,413	28	-	(1,380)	(28)

Government and government sponsored debt	38,910	47,882	14	(8,143)	(11,154)	-

Corporate debt	-	14,529	456	-	(5,085)	-

Certificates of deposit, commercial paper and other money market instruments	-	1,135	-	-	(8,556)	(10)

Margin lending	-	10,388	-	-	(26,875)	-

Reverse repurchase and repurchase agreements	-	118,623	768	-	(139,361)	-

Non-asset backed loans	-	7,378	4,452	-	-	-

Asset backed securities	-	2,265	688	-	(245)	-

Issued debt	-	-	-	-	(42,104)	(251)

Equity cash products	36,705	7,195	698	(11,258)	(1,181)	(3)

Private equity investments	7	-	190	-	-	-

Assets and liabilities held for sale	-	-	-	-	-	-

Other[a]	76	571	1,361	(76)	(53)	-

Total	82,511	420,621	13,842	(25,629)	(443,311)	(5,007)

As at 31 December 2017

Interest rate derivatives	-	150,325	2,718	-	(143,890)	(2,867)

Foreign exchange derivatives	-	54,907	160	-	(53,346)	(124)

Credit derivatives	-	11,357	1,386	-	(11,312)	(240)

Equity derivatives	3,786	9,848	1,064	(3,631)	(18,527)	(1,961)

Commodity derivatives	-	2,430	6	-	(2,442)	(5)

Government and government sponsored debt	34,782	49,853	49	(13,079)	(13,116)	-

Corporate debt	-	15,098	871	-	(3,580)	(4)

Certificates of deposit, commercial paper and other money market instruments	-	1,491	-	-	(7,377)	(250)

Reverse repurchase and repurchase agreements	-	100,038	-	-	(126,691)	-

Non-asset backed loans	-	5,710	6,657	-	-	-

Asset backed securities	-	1,837	626	-	(221)	-

Issued debt	-	-	-	-	(38,177)	(214)

Equity cash products [b]	56,323	7,733	502	(7,826)	(388)	-

Private equity investments	8	1	817	-	-	(16)

Assets and liabilities held for sale	-	-	29	-	-	-

Other[a,b]	-	898	713	-	(131)	-

Total	94,899	411,526	15,598	(24,536)	(419,198)	(5,681)

Notes

a	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.
b	Level 3 preference shares of £390m were reclassified from others to equity cash products.

Barclays Bank PLC 2018 Annual Report on Form 20-F 157

18 Fair value of financial instruments continued

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of the valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivities are dynamically calculated on a monthly basis. The calculation is based on range or spread data of a reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

The valuation techniques used for the material products within Levels 2 and 3, and observability and sensitivity analysis for products within Level 3, are described below.

Interest rate derivatives

Description: Derivatives linked to interest rates or inflation indices. The category includes futures, interest rate and inflation swaps, swaptions, caps, floors, inflation options, balance guaranteed swaps and other exotic interest rate derivatives.

Valuation: Interest rate and inflation derivatives are generally valued using curves of forward rates constructed from market data to project and discount the expected future cash flows of trades. Instruments with optionality are valued using volatilities implied from market inputs, and use industry standard or bespoke models depending on the product type.

Observability: In general, inputs are considered observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity to unobservable valuation inputs is based on the dispersion of consensus data services where available, or alternatively it is based on stress scenarios or historic data.

Foreign exchange derivatives

Description: Derivatives linked to the foreign exchange (FX) market. The category includes FX forward contracts, FX swaps and FX options. The majority are traded as over the counter (OTC) derivatives.

Valuation: FX derivatives are valued using industry standard and bespoke models depending on the product type. Valuation inputs include FX rates, interest rates, FX volatilities, interest rate volatilities, FX interest rate correlations and others as appropriate.

Observability: FX correlations, forwards and volatilities are generally observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity relating to unobservable valuation inputs is primarily based on the dispersion of consensus data services.

Credit derivatives

Description: Derivatives linked to the credit spread of a referenced entity, index or basket of referenced entities or a pool of referenced assets (e.g. a securitised product). The category includes single name and index credit default swaps (CDS) and asset backed CDS.

Valuation: CDS are valued on industry standard models using curves of credit spreads as the principal input. Credit spreads are observed directly from broker data, third party vendors or priced to proxies.

Observability: CDS contracts referencing entities that are actively traded are generally considered observable. Other valuation inputs are considered observable if products with significant sensitivity to the inputs are actively traded in a liquid market. Unobservable valuation inputs are generally determined with reference to recent transactions or inferred from observable trades of the same issuer or similar entities.

Level 3 sensitivity: Sensitivity to unobservable CDS contracts is determined by applying a shift to credit spread curves based on the average range of pricing observed in the market for similar CDS.

Equity derivatives

Description: Exchange traded or OTC derivatives linked to equity indices and single names. The category includes vanilla and exotic equity products.

Valuation: Equity derivatives are valued using industry standard models. Valuation inputs include stock prices, dividends, volatilities, interest rates, equity repurchase curves and, for multi-asset products, correlations.

Observability: In general, valuation inputs are observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity is generally estimated using the dispersion of consensus data services.

158 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Commodity derivatives

Description: Exchange traded and OTC derivatives based on underlying commodities such as metals, crude oil and refined products, agricultural, power and natural gas.

Valuation: Commodity swaps and options are valued using models incorporating discounting of cash flows and other industry standard modelling techniques. Valuation inputs include forward curves, volatilities implied from market observable inputs and correlations.

Observability: Commodity correlations, forwards and volatilities are generally observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set with reference to similar observable products, or by applying extrapolation techniques to observable inputs.

Level 3 sensitivity: Sensitivity is determined primarily by measuring historical variability over a period of years. Where historical data is unavailable or uncertainty is due to volumetric risk, sensitivity is measured by applying appropriate stress scenarios or using proxy bid-offer spread levels.

Complex derivative instruments

Valuation estimates made by counterparties with respect to complex derivative instruments, for the purpose of determining the amount of collateral to be posted, often differ, sometimes significantly, from Barclays Bank Group’s own estimates. In almost all cases, Barclays Bank Group has been able to successfully resolve such differences or otherwise reach an accommodation with respect to collateral posting levels, including in certain cases by entering into compromise collateral arrangements. Due to the ongoing nature of collateral calls, Barclays Bank Group will often be engaged in discussion with one or more counterparties in respect of such differences at any given time. Valuation estimates made by counterparties for collateral purposes are considered, like any other third party valuation, when determining Barclays Bank Group’s fair value estimates.

Government and government sponsored debt

Description: Government bonds, supra sovereign bonds and agency bonds.

Valuation: Liquid bonds that are actively traded through an exchange or clearing house are marked to the levels observed in these markets. Other actively traded bonds are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing sources.

Observability: Prices for actively traded bonds are considered observable. Unobservable bonds prices are generally determined by reference to bond yields for actively traded bonds from the same (or a similar) issuer.

Level 3 sensitivity: Sensitivity is generally determined by using a range of observable alternative prices.

Corporate debt

Description: Primarily corporate bonds.

Valuation: Corporate bonds are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing sources.

Observability: Prices for actively traded bonds are considered observable. Unobservable bonds prices are generally determined by reference to bond yields or CDS spreads for actively traded instruments issued by or referencing the same (or a similar) issuer.

Level 3 sensitivity: Sensitivity is generally determined by applying a shift to bond yields using the average ranges of external levels observed in the market for similar bonds.

Certificates of deposit, commercial paper and other money market instruments

Description: Certificates of deposit, commercial paper and other money market instruments.

Valuation: Instruments are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing services.

Observability: Prices for actively traded instruments are considered observable. Unobservable instrument prices are generally determined by reference to bond yields or CDS spreads for actively traded instruments issued by or referencing the same (or a similar) issuer.

Level 3 sensitivity: Sensitivity is generally calculated by using a range of observable alternative prices.

Margin Lending

Description: Includes Prime Brokerage Margin lending, and other similar secured lending agreements. The agreements are primarily short-term in nature.

Valuation: Prime Brokerage Margin Lending transactions are generally valued by discounting the expected future cash flows using industry standard models that incorporate market interest rates and repurchase rates, based on the specific details of the transaction.

Observability: Inputs are deemed observable up to liquid maturities, and are determined based on the specific features of the transaction. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity is generally estimated using the dispersion of consensus data services, or historic trade data. In general, the sensitivity of unobservable inputs is not significant to the overall valuation given the predominantly short-term nature of the agreements.

Barclays Bank PLC 2018 Annual Report on Form 20-F 159

18 Fair value of financial instruments continued

Reverse repurchase and repurchase agreements

Description: Includes securities purchased under resale agreements, securities sold under repurchase agreements, and other similar secured lending agreements. The agreements are primarily short-term in nature.

Valuation: Repurchase and reverse repurchase agreements are generally valued by discounting the expected future cash flows using industry standard models that incorporate market interest rates and repurchase rates, based on the specific details of the transaction.

Observability: Inputs are deemed observable up to liquid maturities, and are determined based on the specific features of the transaction. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity is generally estimated using the dispersion of consensus data services, stress scenarios or historic data. In general, the sensitivity of unobservable inputs is not significant to the overall valuation given the predominantly short-term nature of the agreements.

Non-asset backed loans

Description: Largely made up of fixed rate loans.

Valuation: Fixed rate loans are valued using models that discount expected future cash flows based on interest rates and loan spreads.

Observability: Within this loan population, the loan spread is generally unobservable. Unobservable loan spreads are determined by incorporating funding costs, the level of comparable assets such as gilts, issuer credit quality and other factors.

Level 3 sensitivity: The sensitivity of fixed rate loans is calculated by applying a shift to loan spreads.

Asset backed securities

Description: Securities that are linked to the cash flows of a pool of referenced assets via securitisation. The category includes residential mortgage backed securities, commercial mortgage backed securities, CDOs, collateralised loan obligations (CLOs) and other asset backed securities.

Valuation: Where available, valuations are based on observable market prices sourced from broker quotes and inter-dealer prices. Otherwise, valuations are determined using industry standard discounted cash flow analysis that calculates the fair value based on valuation inputs such as constant default rate, conditional prepayment rate, loss given default and yield. These inputs are determined by reference to a number of sources including proxying to observed transactions, market indices or market research, and by assessing underlying collateral performance.

Proxying to observed transactions, indices or research requires an assessment and comparison of the relevant securities’ underlying attributes including collateral, tranche, vintage, underlying asset composition (historical losses, borrower characteristics and loan attributes such as loan to value ratio and geographic concentration) and credit ratings (original and current).

Observability: Where an asset backed product does not have an observable market price and the valuation is determined using a discounted cash flow analysis, the instrument is considered unobservable.

Level 3 sensitivity: The sensitivity analysis for asset backed products is based on externally sourced pricing dispersion or by stressing the inputs of discount cash flow analysis.

Issued debt

Description: Debt notes issued by Barclays Bank Group.

Valuation: Issued debt is valued using discounted cash flow techniques and industry standard models incorporating various inputs observed for each instrument.

Observability: Barclays Bank Group issued notes are generally observable. Structured notes are debt instruments containing embedded derivatives. Where either an input to the embedded derivative or the debt instrument is deemed unobservable and significant to the overall valuation of the note, the structured note is classified as Level 3.

Level 3 sensitivity: Sensitivity to the unobservable input in the embedded derivative is calculated in line with the method used for the derivative instrument concerned.

Equity cash products

Description: Includes listed equities, Exchange Traded Funds (ETF) and preference shares.

Valuation: Valuation of equity cash products is primarily determined through market observable prices.

Observability: Prices for actively traded equity cash products are considered observable. Unobservable equity prices are generally determined by reference to actively traded instruments that are similar in nature, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity is generally calculated based on applying a shift to the valuation of the underlying asset.

Private equity investments

Description: Includes private equity holdings and principal investments.

160 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Valuation: Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation Guidelines’ which require the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar entities, discounted cash flow analysis and comparison with the earnings multiples of listed companies. While the valuation of unquoted equity instruments is subjective by nature, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time.

Observability: Inputs are considered observable if there is active trading in a liquid market of products with significant sensitivity to the inputs. Unobservable inputs include earnings estimates, multiples of comparative companies, marketability discounts and discount rates.

Level 3 sensitivity: Private equity valuation models are each sensitive to a number of key assumptions, such as projected future earnings, comparator multiples, marketability discounts and discount rates. Valuation sensitivity is generally estimated by shifting assumptions to reasonable alternative levels.

Assets and liabilities held for sale

Description: Assets and liabilities held for sale consist of disposal groups Barclays Bank Group intend to sell.

Valuation: Assets and liabilities held for sale are valued at the lower of carrying value and fair value less costs to sell.

Level 3 sensitivity: The disposal groups that are measured at fair value less cost to sell are valued at the agreed price less costs to sell and are not expected to display significant sensitivity. The sensitivity of the assets and liabilities measured at carrying value is explained within the relevant product descriptions.

Other

Description: Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

Assets and liabilities reclassified between Level 1 and Level 2

During the period, there were no material transfers between Level 1 to Level 2 (2017: £3,807m of government bond assets, and £1,023m/£(950)m of commodity derivative assets and liabilities transferred from Level 1 to Level 2).

Level 3 movement analysis

The following table summarises the movements in the Level 3 balances during the period. Transfers have been reflected as if they had taken place at the beginning of the year.

Assets and liabilities included in disposal groups classified as held for sale and measured at fair value less cost to sell are not included as these are measured at fair value on a non-recurring basis.

Asset and liability transfers between Level 2 and Level 3 are primarily due to 1) an increase or decrease in observable market activity related to an input or 2) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Barclays Bank PLC 2018 Annual Report on Form 20-F 161

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2018[a] £m					Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI £m	Transfers		As at 31 December 2018 £m
Barclays Bank Group		Purchases £m	Sales £m	Issues £m	Settlements £m	Trading income £m	Other income £m		In £m	Out £m
Government and government sponsored debt	49	14	(49)	-	-	-	-	-	-	-	14

Corporate debt	871	108	(88)	-	(23)	9	-	-	39	(528)	388

Non-asset backed loans	166	5,514	(3,480)	-	-	-	-	-	71	(8)	2,263

Asset backed securities	627	205	(168)	-	(2)	(21)	-	-	58	(35)	664

Equity cash products	68	18	(9)	-	-	(16)	-	-	107	(32)	136

Other	196	4	(6)	-	(20)	(32)	-	-	145	(139)	148
Trading portfolio assets	1,977	5,863	(3,800)	-	(45)	(60)	-	-	420	(742)	3,613

Non-asset backed loans	6,073	364	(4,432)	-	(194)	25	-	-	-	-	1,836

Private equity investments	688	188	(7)	-	(231)	2	(10)	-	60	(499)	191

Equity cash products	398	87	(1)	-	-	1	74	-	-	-	559

Other	360	6,624	(4,920)	-	(47)	29	18	-	-	-	2,064
Financial assets at fair value through the income statement	7,519	7,263	(9,360)	-	(472)	57	82	-	60	(499)	4,650

Equity cash products	36	-	(16)	-	-	-	-	-	-	(18)	2

Private equity investments	129	-	-	-	-	-	-	-	-	(129)	-

Other	40	-	-	-	-	-	-	(1)	314	-	353
Financial assets at fair value through other comprehensive income	205	-	(16)	-	-	-	-	(1)	314	(147)	355

Investment property	116	9	(115)	-	-	-	(1)	-	-	-	9

Trading portfolio liabilities	(4)	-	-	-	-	(3)	-	-	-	4	(3)

Certificates of deposit, commercial paper and other money market instruments	(250)	-	-	-	5	-	(3)	-	-	238	(10)

Issued debt	(214)	-	-	(4)	9	33	-	-	(225)	150	(251)

Other	(16)	-	-	-	-	-	-	-	-	16	-
Financial liabilities designated at fair value	(480)	-	-	(4)	14	33	(3)	-	(225)	404	(261)

Interest rate derivatives	(150)	1	(1)	-	196	(25)	-	-	(71)	72	22

Foreign exchange derivatives	37	-	-	-	(9)	5	-	-	(13)	(13)	7

Credit derivatives	1,146	(6)	3	-	(12)	(85)	-	-	7	(3)	1,050

Equity derivatives	(896)	72	(570)	-	125	73	1	-	128	460	(607)

Commodity derivatives	-	-	-	-	-	-	-	-	-	-	-
Net derivative financial instruments[b]	137	67	(568)	-	300	(32)	1	-	51	516	472
Total	9,470	13,202	(13,859)	(4)	(203)	(5)	79	(1)	620	(464)	8,835

Notes

a	Balances as at 1 January 2018 include the IFRS 9 transition impact. Balances as at 31 December 2017 have been presented on an IAS 39 basis.
b

The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £5,215m (2017: £5,334m) and derivative financial liabilities are £4,743m (2017: £5,197m).

162 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

Analysis of movements in Level 3 assets and liabilities

	As at 1					Total gains and losses in the period recognised in the income statement		Total gains or losses	Transfers		As at 31
Barclays Bank Group	January 2017 £m	Purchases £m	Sales £m	Issues £m	Settlements £m	Trading income £m	Other income £m	recognised in OCI £m	In £m	Out £m	December 2017 £m
Government and government sponsored debt	3	46	-	-	-	-	-	-	-	-	49

Corporate debt	969	73	(47)	-	(98)	21	-	-	6	(53)	871

Non-asset backed loans	151	435	(187)	-	(221)	(8)	-	-	1	(5)	166

Asset backed securities	515	195	(78)	-	(9)	9	-	-	-	(5)	627

Equity cash products	77	24	(11)	-	-	(19)	-	-	-	(3)	68

Other	350	2	(77)	-	(97)	25	(1)	-	3	(9)	196
Trading portfolio assets	2,065	775	(400)	-	(425)	28	(1)	-	10	(75)	1,977

Non-asset backed loans	8,616	-	-	-	(2,284)	159	-	-	-	-	6,491

Asset backed loans	201	27	(25)	-	(3)	(17)	(3)	-	6	(31)	155

Private equity investments	562	26	(127)	-	(1)	(1)	29	-	21	(11)	498

Equity cash products[a]	185	-	-	-	(1)	(7)	205	-	16	-	398

Other[a]	383	4,675	(4,646)	-	(247)	41	(8)	-	16	(9)	205
Financial assets at fair value through the income statement	9,947	4,728	(4,798)	-	(2,536)	175	223	-	59	(51)	7,747

Equity cash products	73	-	-	-	-	-	1	2	5	(45)	36

Private equity investments	294	15	(78)	-	-	-	(5)	37	60	(4)	319

Other	5	36	-	-	(2)	-	-	1	-	-	40
Available for sale investments	372	51	(78)	-	(2)	-	(4)	40	65	(49)	395

Investment property	81	114	(69)	-	-	-	(10)	-	-	-	116

Trading portfolio liabilities	(7)	(4)	1	-	-	2	-	-	(1)	5	(4)

Certificates of deposit, commercial paper and other money market instruments	(319)	-	69	-	-	-	9	-	(104)	95	(250)

Issued debt	(298)	-	84	-	-	-	-	-	-	-	(214)

Other	(223)	-	-	-	204	-	(6)	-	-	9	(16)
Financial liabilities designated at fair value	(840)	-	153	-	204	-	3	-	(104)	104	(480)

Interest rate derivatives	899	58	(1)	-	(208)	(166)	-	-	(11)	(721)	(150)

Foreign exchange derivatives	81	-	-	-	(12)	27	-	-	(13)	(46)	37

Credit derivatives	1,370	5	(2)	-	(29)	(128)	-	-	(69)	(1)	1,146

Equity derivatives	(970)	(220)	(14)	-	374	(43)	-	-	(16)	(7)	(896)

Commodity derivatives	(5)	-	-	-	-	4	-	-	1	-	-
Net derivative financial instruments	1,375	(157)	(17)	-	125	(306)	-	-	(108)	(775)	137

Assets and liabilities held for sale	574	-	(574)	-	-	-	-	-	-	-	-

Total	13,567	5,507	(5,782)	-	(2,634)	(101)	211	40	(79)	(841)	9,888
Net assets held for sale measured at fair value on non-recurring basis											29

Total	13,567	5,507	(5,782)	-	(2,634)	(101)	211	40	(79)	(841)	9,917

Note

a	Preference shares of £390m were reclassified from others to equity cash products.

Barclays Bank PLC 2018 Annual Report on Form 20-F 163

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at year end
	2018				2017
	Income statement		Other		Income statement		Other
Barclays Bank Group As at 31 December	Trading income £m	Other income £m	compre- hensive income £m	Total £m	Trading income £m	Other income £m	compre- hensive income £m	Total[a] £m

Trading portfolio assets	(60)	-	-	(60)	(34)	-	-	(34)

Financial assets at fair value through the income statement	44	68	-	112	147	200	-	347

Available for sale investments	-	-	-	-	-	(4)	29	25

Fair value through other comprehensive income	-	-	(1)	(1)	-	-	-	-

Investment property	-	(1)	-	(1)	-	(10)	-	(10)

Trading portfolio liabilities	(3)	-	-	(3)	3	-	-	3

Financial liabilities designated at fair value	55	-	-	55	58	10	-	68

Net derivative financial instruments	(14)	-	-	(14)	(301)	-	-	(301)

Total	22	67	(1)	88	(127)	196	29	98

Sensitivity analysis of valuations using unobservable inputs
	2018				2017
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement £m	Equity £m	Income statement £m	Equity £m	Income statement £m	Equity £m	Income statement £m	Equity £m

Interest rate derivatives	80	-	(162)	-	114	-	(138)	-

Foreign exchange derivatives	7	-	(10)	-	6	-	(6)	-

Credit derivatives	126	-	(73)	-	106	-	(79)	-

Equity derivatives	110	-	(112)	-	99	-	(99)	-

Commodity derivatives	1	-	(1)	-	3	-	(3)	-

Corporate debt	10	-	(2)	-	4	-	(3)	-

Non asset backed loans	141	-	(210)	-	243	-	(468)	-

Asset backed securities	-	-	-	-	1	-	-	-

Equity cash products	121	-	(155)	-	12	24	(8)	(24)

Private equity investments	-	-	(10)	-	133	13	(138)	(13)

Other[a]	2	-	(2)	-	5	-	(5)	-

Total	598	-	(737)	-	726	37	(947)	(37)

Note

a	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

164 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £598m (2017: £763m) or to decrease fair values by up to £737m (2017: £984m) with all the potential effect impacting profit and loss.

Significant unobservable inputs

The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

			2018 Range		2017 Range

	Valuation technique(s) [a]	Significant unobservable inputs	Min	Max	Min	Max	Units[b]
Derivative financial instruments[c]

Interest rate derivatives	Discounted cash flows	Inflation forwards	1	2	1	3	%
		Credit spread	6	897	45	1,320	bps
		Yield	0.1	0.2	0.1	0.1	bps
	Comparable pricing	Price	-	100	-	100	points
	Option model	Inflation volatility	33	174	35	201	bps vol
		IR - IR correlation	(26)	100	(24)	99	%
		FX - IR correlation	(30)	78	(30)	24	%
		Interest rate volatility	10	199	5	353	bps vol
Credit derivatives	Discounted cash flows	Credit spread	142	209	122	190	bps
	Comparable pricing	Price	10	96	97	97	points
Equity derivatives	Option model	Equity volatility	2	81	3	92	%
		Equity -equity correlation	(100)	100	(100)	100	%
	Discounted cash flow	Discounted margin	(171)	301	(105)	301	bps
Non-derivative financial instruments

Non-asset backed loans	Discounted cash flows	Loan spread	30	196	30	596	bps
		Credit spread	25	800	300	726	bps
		Price	-	118	-	50	points
	Comparable pricing	Price	-	100	-	100	points
Reverse repurchase and repurchase agreements	Discounted cash flows	Funding spread	(20)	139	-	-	bps

Asset backed securities	Comparable pricing	Price	-	102	-	99	points

Other[d]	Discounted cash flows	Credit spread	143	575	152	299	bps

Notes

a	A range has not been provided for Net Asset Value as there would be a wide range reflecting the diverse nature of the positions.
b

The units used to disclose ranges for significant unobservable inputs are percentages, points and basis points. Points are a percentage of par; for example, 100 points equals 100%    of par. A basis point equals 1/100th of 1%; for example, 150 basis points equals 1.5%.

c

Certain derivative instruments are classified as Level 3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation Adjustment for the instruments. The range of significant unobservable credit spreads is between 6-897bps (2017: 31-596bps).

d	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

Barclays Bank PLC 2018 Annual Report on Form 20-F 165

18 Fair value of financial instruments continued

The following section describes the significant unobservable inputs identified in the table above, and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs. Where sensitivities are described, the inverse relationship will also generally apply.

Where reliable interrelationships can be identified between significant unobservable inputs used in fair value measurement, a description of those interrelationships is included below.

Forwards

A price or rate that is applicable to a financial transaction that will take place in the future.

In general, a significant increase in a forward in isolation will result in a fair value increase for the contracted receiver of the underlying (currency, bond, commodity, etc.), but the sensitivity is dependent on the specific terms of the instrument.

Credit spread

Credit spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Credit spreads reflect the additional yield that a market participant demands for taking on exposure to the credit risk of an instrument and form part of the yield used in a discounted cash flow calculation.

In general, a significant increase in credit spread in isolation will result in a movement in a fair value decrease for a cash asset.

For a derivative instrument, a significant increase in credit spread in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Volatility

Volatility is a measure of the variability or uncertainty in return for a given derivative underlying. It is an estimate of how much a particular underlying instrument input or index will change in value over time. In general, volatilities are implied from observed option prices. For unobservable options the implied volatility may reflect additional assumptions about the nature of the underlying risk, and the strike/maturity profile of a specific contract.

In general a significant increase in volatility in isolation will result in a fair value increase for the holder of a simple option, but the sensitivity is dependent on the specific terms of the instrument.

There may be interrelationships between unobservable volatilities and other unobservable inputs (e.g. when equity prices fall, implied equity volatilities generally rise) but these are generally specific to individual markets and may vary over time.

Correlation

Correlation is a measure of the relationship between the movements of two variables. Correlation can be a significant input into valuation of derivative contracts with more than one underlying instrument. Credit correlation generally refers to the correlation between default processes for the separate names that make up the reference pool of a CDO structure.

A significant increase in correlation in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Comparable price

Comparable instrument prices are used in valuation by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable observable instrument, then adjusting that yield (or spread) to account for relevant differences such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable and unobservable instruments in order to establish a value.

In general, a significant increase in comparable price in isolation will result in an increase in the price of the unobservable instrument. For derivatives, a change in the comparable price in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Loan spread

Loan spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Loan spreads typically reflect credit quality, the level of comparable assets such as gilts and other factors, and form part of the yield used in a discounted cash flow calculation.

The ESHLA portfolio primarily consists of long-dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors. The loans are categorised as Level 3 in the fair value hierarchy due to their illiquid nature and the significance of unobservable loan spreads to the valuation. Valuation uncertainty arises from the long-dated nature of the portfolio, the lack of secondary market in the loans and the lack of observable loan spreads. The majority of ESHLA loans are to borrowers in heavily regulated sectors that are considered extremely low credit risk, and have a history of zero defaults since inception. While the overall loan spread range is from 30bps to 196bps (2017: 30bps to 596bps), the vast majority of spreads are concentrated towards the bottom end of this range, with 99% of the loan notional being valued with spreads less than 200bps consistently for both years.

In general, a significant increase in loan spreads in isolation will result in a fair value decrease for a loan.

166 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Loss given default

Loss given default represents the expected loss upon liquidation of the collateral as a percentage of the balance outstanding.

In general, a significant increase in the loss given default in isolation will translate to lower recovery and lower projected cash flows to pay to the securitisation, resulting in a movement in fair value that is unfavourable for the holder of the securitised product.

EBITDA multiple

EBITDA multiple is the ratio of the valuation of the investment to the earnings before interest, taxes, depreciation and amortisation.

In general, a significant increase in the multiple will result in a fair value increase for an investment.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	2018 £m	2017 £m

Exit price adjustments derived from market bid-offer spreads	(451)	(391)

Uncollateralised derivative funding	(47)	(45)

Derivative credit valuation adjustments	(125)	(103)

Derivative debit valuation adjustments	237	131

Exit price adjustments derived from market bid-offer spreads

Barclays Bank Group uses mid-market pricing where it is a market maker and has the ability to transact at, or better than, mid-price (which is the case for certain equity, bond and vanilla derivative markets). For other financial assets and liabilities, bid-offer adjustments are recorded to reflect the exit level for the expected close out strategy. The methodology for determining the bid-offer adjustment for a derivative portfolio involves calculating the net risk exposure by offsetting long and short positions by strike and term in accordance with the risk management and hedging strategy.

Bid-offer levels are generally derived from market quotes such as broker data. Less liquid instruments may not have a directly observable bid-offer level. In such instances, an exit price adjustment may be derived from an observable bid-offer level for a comparable liquid instrument, or determined by calibrating to derivative prices, or by scenario or historical analysis.

Exit price adjustments derived from market bid-offer spreads have increased by £60m to £451m as a result of movements in market bid offer spreads.

Discounting approaches for derivative instruments

Collateralised

In line with market practice, the methodology for discounting collateralised derivatives takes into account the nature and currency of the collateral that can be posted within the relevant credit support annex (CSA). The CSA aware discounting approach recognises the ‘cheapest to deliver’ option that reflects the ability of the party posting collateral to change the currency of the collateral.

Uncollateralised

A fair value adjustment of £47m is applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised and partially collateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. This adjustment is referred to as the Funding Fair Value Adjustment (FFVA). FFVA has increased by £2m to £47m mainly as a result of change in Barclays funding spreads and trading activity.

FFVA is determined by calculating the net expected exposure at a counterparty level and applying a funding rate to the exposure that reflects the market cost of funding. Barclays Bank Group’s internal Treasury rates are used as an input to the calculation. The approach takes into account the probability of default of each counterparty, as well as any mandatory break clauses.

FFVA incorporates a scaling factor which is an estimate of the extent to which the cost of funding is incorporated into observed traded levels. On calibrating the scaling factor, it is with the assumption that Credit Valuation Adjustments (CVA) and Debit Valuation Adjustments (DVA) are retained as valuation components incorporated into such levels. The effect of incorporating this scaling factor at 31 December 2018 was to reduce FFVA by £141m (2017: £138m).

The approach outlined above has been in use since 2012 with no significant changes.

Barclays Bank Group continues to monitor market practices and activity to ensure the approach to uncollateralised derivative valuation remains appropriate.

Derivative credit and debit valuation adjustments

CVA and DVA are incorporated into derivative valuations to reflect the impact on fair value of counterparty credit risk and Barclays Bank Group’s own credit quality respectively. These adjustments are calculated for uncollateralised and partially collateralised derivatives across all asset classes. CVA and DVA are calculated using estimates of exposure at default, probability of default and recovery rates, at a counterparty level. Counterparties include (but are not limited to) corporates, sovereigns and sovereign agencies and supranationals.

Barclays Bank PLC 2018 Annual Report on Form 20-F 167

18 Fair value of financial instruments continued

Exposure at default is generally estimated through the simulation of underlying risk factors through approximating with a more vanilla structure, or by using current or scenario-based mark to market as an estimate of future exposure.

Probability of default and recovery rate information is generally sourced from the CDS markets. Where this information is not available, or considered unreliable, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market-based default and recovery information. In particular, this applies to sovereign related names where the effect of using the recovery assumptions implied in CDS levels would imply a £50m (2017: £50m) increase in CVA.

Correlation between counterparty credit and underlying derivative risk factors, termed ‘wrong-way,’ or ‘right-way’ risk, is not systematically incorporated into the CVA calculation but is adjusted where the underlying exposure is directly related to the counterparty.

CVA increased by £22m to £125m because of widening of counterparty credit spreads, changes in non-credit factors impacting CVA and trading activity. DVA increased by £106m to £237m, primarily as a result of Barclays’ credit spreads widening.

Portfolio exemptions

Barclays Bank Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, Barclays Bank Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £141m (2017: £109m) for financial instruments measured at fair value and £31m (2017: £253m) for financial instruments carried at amortised cost. The increase in financial instruments measured at fair value of £32m was driven by additions £65m (2017: £34m) offset by a transfer out of £15m (December 2017: £nil) to Barclays Bank UK PLC and £18m (2017: £104m) of amortisation and releases. The decrease of £222m in financial instruments carried at amortised cost was driven by the transfer out of £222m (December 2017: £nil) to Barclays Bank UK PLC and £2m (2017: £22m) of amortization and releases offset by additions of £2m (2017: £119m).

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the US. The FDIC is funded by premiums that Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £4,797m (2017: £4,070m).

168 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

Comparison of carrying amounts and fair values

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on Barclays Bank Group’s balance sheet:

Barclays Bank Group	2018					2017
As at 31 December	Carrying amount £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m	Carrying amount £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
Financial assets
Loans and advances at amortised cost
– Home loans	13,160	12,592	-	-	12,592	147,002	145,262	-	-	145,262
– Credit cards, unsecured and other retail lending	31,921	33,115	-	-	33,115	55,767	55,106	655	-	54,451
– Finance lease receivables[a]	1,886	2,057				2,854	2,964
– Corporate loans	89,992	89,671	223	66,703	22,745	124,076	122,209	8,986	64,472	48,751
Reverse repurchase agreements and other similar secured lending	1,613	1,613	-	1,613	-	12,546	12,546	-	12,546	-
Assets included in disposal groups classified as held for sale[b]	-	-	-	-	-	1,164	1,195	-	-	1,195

Financial liabilities
Deposits at amortised cost
– Banks	(15,569)	(15,569)	(4,623)	(10,946)	-	(12,335)	(12,341)	(4,375)	(7,966)	-
– Current and demand accounts	(77,264)	(77,264)	(77,264)	-	-	(146,255)	(146,232)	(146,232)	-	-
– Savings accounts	(26,980)	(26,980)	(26,980)	-	-	(134,339)	(134,369)	(134,369)	-	-
– Other time deposits	(79,524)	(79,524)	(48,573)	(30,951)	-	(106,260)	(106,325)	(62,750)	(37,724)	(5,851)
Repurchase agreements and other similar secured lending	(7,378)	(7,378)	-	(7,378)	-	(40,338)	(40,338)	-	(40,338)	-
Debt securities in issue	(39,063)	(39,083)	-	(36,967)	(2,116)	(69,386)	(70,824)	-	(68,503)	(2,321)
Subordinated liabilities	(35,327)	(36,174)	-	(36,174)	-	(24,193)	(25,451)	-	(25,451)	-

Notes

a	The fair value hierarchy for finance lease receivables is not required as part of the standard.
b	Disposal groups held for sale and measured at fair value less cost to sell are included in the fair value table.

The fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a wide range of valuation techniques are available, it may not be appropriate to directly compare this fair value information to independent market sources or other financial institutions. Different valuation methodologies and assumptions can have a significant impact on fair values which are based on unobservable inputs.

Financial assets

The carrying value of financial assets held at amortised cost (including loans and advances to banks and customers, and other lending such as reverse repurchase agreements and cash collateral on securities borrowed) is determined in accordance with the relevant accounting policy in Note 20.

Loans and advances at amortised cost

The fair value of loans and advances, for the purpose of this disclosure, is derived from discounting expected cash flows in a way that reflects the current market price for lending to issuers of similar credit quality. Where market data or credit information on the underlying borrowers is unavailable, a number of proxy/extrapolation techniques are employed to determine the appropriate discount rates.

For retail lending (i.e. Home loans and Credit cards) tailored discounted cash flow models are predominantly used to estimate the fair value of different product types. For example, for home loans different models are used to estimate fair values of tracker, offset and fixed rate mortgage products. Key inputs to these models are the differentials between historic and current product margins and estimated prepayment rates.

The fair value of Corporate loans is calculated by the use of discounted cash flow techniques where the gross loan values are discounted at a rate of difference between contractual margins and hurdle rates or spreads where Barclays Bank Group charges a margin over LIBOR depending on credit quality and loss given default and years to maturity.

Reverse repurchase agreements

The fair value of reverse repurchase agreements approximates carrying amount as these balances are generally short dated and fully collateralised.

Barclays Bank PLC 2018 Annual Report on Form 20-F 169

18 Fair value of financial instruments continued

Financial liabilities

The carrying value of financial liabilities held at amortised cost (including customer accounts, other deposits, repurchase agreements and cash collateral on securities lent, debt securities in issue and subordinated liabilities) is determined in accordance with the accounting policy in Note 1.

Deposits at amortised cost

In many cases, the fair value disclosed approximates carrying value because the instruments are short term in nature or have interest rates that reprice frequently, such as customer accounts and other deposits and short-term debt securities.

The fair value for deposits with longer-term maturities, mainly time deposits, are estimated using discounted cash flows applying either market rates or current rates for deposits of similar remaining maturities. Consequently, the fair value discount is minimal.

Debt securities in issue

Fair values of other debt securities in issue are based on quoted prices where available, or where the instruments are short dated, carrying amount approximates fair value.

Repurchase agreements

The fair value of repurchase agreements approximates carrying amounts as these balances are generally short dated.

Subordinated liabilities

Fair values for dated and undated convertible and non-convertible loan capital are based on quoted market rates for the issuer concerned or issuers with similar terms and conditions.

170 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Assets and liabilities held at fair value

19 Offsetting financial assets and financial liabilities

In accordance with IAS 32 Financial Instruments: Presentation, the Barclays Bank Group reports financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set-off the recognised amounts and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:

◾	all financial assets and liabilities that are reported net on the balance sheet

◾

all derivative financial instruments and reverse repurchase and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

The table identifies the amounts that have been offset in the balance sheet and also those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements of IAS 32 described above.

The ‘Net amounts’ presented in the table below are not intended to represent the Barclays Bank Group’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to netting and collateral arrangements.

Barclays Bank Group	Amounts subject to enforceable netting arrangements
	Effects of offsetting on-balance sheet			Related amounts not offset
As at 31 December 2018	Gross amounts £m	Amounts offset[a] £m	Net amounts reported on the balance sheet £m	Financial instruments £m	Financial collateral[b] £m	Net amount £m	Amounts not subject to enforceable netting arrangements[c] £m	Balance sheet total[d] £m
Derivative financial assets	239,344	(18,687)	220,657	(172,014)	(36,977)	11,666	2,026	222,683

Reverse repurchase agreements and other similar secured lending[e]	353,660	(235,703)	117,957	-	(117,515)	442	3,047	121,004

Total assets	593,004	(254,390)	338,614	(172,014)	(154,492)	12,108	5,073	343,687
Derivative financial liabilities	(233,492)	18,229	(215,263)	172,014	32,900	(10,349)	(4,329)	(219,592)

Repurchase agreements and other similar secured borrowing[e]	(375,841)	235,703	(140,138)	-	140,099	(39)	(5,724)	(145,862)

Total liabilities	(609,333)	253,932	(355,401)	172,014	172,999	(10,388)	(10,053)	(365,454)

As at 31 December 2017
Derivative financial assets	257,199	(21,638)	235,561	(184,265)	(39,262)	12,034	2,426	237,987

Reverse repurchase agreements and other similar secured lending[e]	326,340	(223,495)	102,845	-	(102,380)	465	9,741	112,586

Total assets	583,539	(245,133)	338,406	(184,265)	(141,642)	12,499	12,167	350,573
Derivative financial liabilities	(253,030)	21,065	(231,965)	184,265	36,444	(11,256)	(6,380)	(238,345)

Repurchase agreements and other similar secured borrowing[e]	(374,616)	223,495	(151,121)	-	151,073	(48)	(15,908)	(167,029)

Total liabilities	(627,646)	244,560	(383,086)	184,265	187,517	(11,304)	(22,288)	(405,374)

Notes

a

Amounts offset for Derivative financial assets include cash collateral netted of £2,187m (2017: £2,393m). Amounts offset for Derivative financial liabilities include cash collateral netted of £2,645m (2017: £1,820m). Settlements assets and liabilities have been offset amounting to £23,095m (2017: £13,241m). No other significant recognised financial assets and liabilities were offset in the balance sheet. Therefore, the only balance sheet categories necessary for inclusion in the table are those shown above.

b

Financial collateral of £36,977m (2017: £39,262m) was received in respect of derivative assets, including £31,475m (2017: £33,092m) of cash collateral and £5,502m (2017: £6,170m) of non-cash collateral. Financial collateral of £32,900m (2017: £36,444m) was placed in respect of derivative liabilities, including £29,783m (2017: £32,575m) of cash collateral and £3,117m (2017: £3,869m) of non-cash collateral. The collateral amounts are limited to net balance sheet exposure so as to not include over-collateralisation.

c	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
d	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
e

Repurchase and Reverse Repurchase agreements include instruments at amortised cost and instruments designated at fair value through profit and loss. Reverse Repurchase agreements and other similar secured lending of £121,004m (2017: £112,586m) is split by fair value £119,391m (2017: £100,040m) and amortised cost £1,613m (2017: £12,546m). Repurchase agreements and other similar secured borrowing of £145,862m (2017: £167,029m) is split by fair value £138,484m (2017: £126,691m) and amortised cost £7,378m (2017: £40,338m).

Derivative assets and liabilities

The ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as the ISDA Master Agreement or derivative exchange or clearing counterparty agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transactions covered by the agreements if an event of default or other predetermined events occur.

Financial collateral refers to cash and non-cash collateral obtained, typically daily or weekly, to cover the net exposure between counterparties by enabling the collateral to be realised in an event of default or if other predetermined events occur.

Barclays Bank PLC 2018 Annual Report on Form 20-F 171

19 Offsetting financial assets and financial liabilities continued

Repurchase and reverse repurchase agreements and other similar secured lending and borrowing

The ‘Amounts offset’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as Global Master Repurchase Agreements and Global Master Securities Lending Agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transactions covered by the agreements if an event of default or other predetermined events occur.

Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

These offsetting and collateral arrangements and other credit risk mitigation strategies used by the Barclays Bank Group are further explained in the Credit risk mitigation section on pages 31 to 32.

172 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Financial instruments held at amortised cost

The notes included in this section focus on instruments that are held at amortised cost arising from the Barclays Bank Group’s retail and wholesale lending including loans and advances, deposits and finance leases. Details regarding the Barclays Bank Group’s liquidity and capital position can be found on pages 74 to 86.

20 Loans and advances and deposits at amortised cost

Accounting for loans and advances and deposits held at amortised cost under IFRS 9 effective from 1 January 2018

Loans and advances to customers and banks, customer accounts, debt securities and most financial liabilities, are held at amortised cost. That is, the initial fair value (which is normally the amount advanced or borrowed) is adjusted for repayments and the amortisation of coupon, fees and expenses to represent the effective interest rate of the asset or liability. Balances deferred on-balance sheet as effective interest rate adjustments are amortised to interest income over the life of the financial instrument to which they relate.

Financial assets that are held in a business model to collect the contractual cash flows and that contain contractual terms that give rise on specified dates to cash flows that are SPPI, are measured at amortised cost. The carrying value of these financial assets at initial recognition includes any directly attributable transaction costs. Refer to note 1 for details on ‘solely payments of principal and interest’.

In determining whether the business model is a ‘hold to collect’ model, the objective of the business model must be to hold the financial asset to collect contractual cash flows rather than holding the financial asset for trading or short-term profit taking purposes. While the objective of the business model must be to hold the financial asset to collect contractual cash flows this does not mean Barclays Bank Group is required to hold the financial assets until maturity. When determining if the business model objective is to collect contractual cash flows Barclays Bank Group will consider past sales and expectations about future sales.

Accounting for loans and advances and deposits held at amortised cost under IAS 39 for 2017

Loans and advances to customers and banks, customer accounts, debt securities and most financial liabilities, are held at amortised cost.

That is, the initial fair value (which is normally the amount advanced or borrowed) is adjusted for repayments and the amortisation of coupon, fees and expenses to represent the effective interest rate of the asset or liability. Balances deferred on-balance sheet as effective interest rate adjustments are amortised to interest income over the life of the financial instrument to which they relate.

In accordance with IAS 39, where the Barclays Bank Group no longer intends to trade in financial assets it may transfer them out of the held for trading classification and measure them at amortised cost if they meet the definition of a loan. The initial value used for the purposes of establishing amortised cost is fair value on the date of the transfer.

Barclays Bank PLC 2018 Annual Report on Form 20-F 173

20 Loans and advances and deposits at amortised cost continued

Loans and advances at amortised cost
	Barclays Bank Group
	2018			2017
As at 31 December	Loans to banks £m	Loans to customers £m	Total £m	Loans to banks £m	Loans to customers £m	Total £m
Gross loans and advances at amortised cost excluding debt securities at amortised cost	10,229	128,728	138,957	11,179	316,692	327,871

Less: allowance for impairment	(1)	(3,837)	(3,838)	-	(4,652)	(4,652)
Loans and advances at amortised cost excluding debt securities at amortised cost	10,228	124,891	135,119	11,179	312,040	323,219

Gross debt securities at amortised cost	-	1,845	1,845	-	1,371	1,371

Less: allowance for impairment	-	(5)	(5)	-	-	-
Debt securities at amortised cost	-	1,840	1,840	-	1,371	1,371

Total gross loans and advances at amortised cost	10,229	130,573	140,802	11,179	318,063	329,242

Less: allowance for impairment	(1)	(3,842)	(3,843)	-	(4,652)	(4,652)
Total loans and advances at amortised cost	10,228	126,731	136,959	11,179	313,411	324,590

Deposits at amortised cost
	Barclays Bank Group
	2018			2017

As at 31 December	Deposits from banks £m	Deposits from customers £m	Total £m	Deposits from banks £m	Deposits from customers £m	Total £m
Deposits at amortised cost	15,569	183,768	199,337	12,335	386,854	399,189

174 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Financial instruments held at amortised cost

21 Finance leases

Accounting for finance leases

The Barclays Bank Group applies IAS 17 Leases in accounting for finance leases, both where it is the lessor or the lessee. A finance lease is a lease which confers substantially all the risks and rewards of the leased assets on the lessee. Where the Barclays Bank Group is the lessor, the leased asset is not held on the balance sheet; instead a finance lease receivable is recognised representing the minimum lease payments receivable under the terms of the lease, discounted at the rate of interest implicit in the lease. Where the Barclays Bank Group is the lessee, the leased asset is recognised in property, plant and equipment and a finance lease liability is recognised, representing the minimum lease payments payable under the lease, discounted at the rate of interest implicit in the lease.

Interest income or expense is recognised in interest receivable or payable, allocated to accounting periods to reflect a constant periodic rate of return.

Finance lease receivables

Finance lease receivables are included within loans and advances at amortised cost. The Barclays Bank Group specialises in the provision of leasing and other asset finance facilities across a broad range of asset types to business customers.

	2018				2017
	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Un- guaranteed residual values £m	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Un-guaranteed residual values £m

Barclays Bank Group	-	-	-	-

Not more than one year	1,333	(110)	1,223	86	1,130	(91)	1,039	69

Over one year but not more than five years	2,012	(171)	1,841	148	1,750	(135)	1,615	156

Over five years	381	(44)	337	22	284	(32)	252	21

Total	3,726	(325)	3,401	256	3,164	(258)	2,906	246

The impairment allowance for uncollectable finance lease receivables amounted to £87m (2017: £57m).

Finance lease liabilities

The Barclays Bank Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease liabilities are included within Note 25.

As at 31 December 2018, the total future minimum payments under finance leases were £4m (2017: £3m). The carrying amount of assets held under finance leases was £3m (2017: £3m).

Barclays Bank PLC 2018 Annual Report on Form 20-F 175

The notes included in this section focus on the Barclays Bank Group’s non-current tangible and intangible assets and property, plant and equipment, which provide long-term future economic benefits.

22 Property, plant and equipment

Accounting for property, plant and equipment

The Barclays Bank Group applies IAS 16 Property Plant and Equipment and IAS 40 Investment Properties.

Property, plant and equipment is stated at cost, which includes direct and incremental acquisition costs less accumulated depreciation and provisions for impairment, if required. Subsequent costs are capitalised if these result in enhancement of the asset.

Depreciation is provided on the depreciable amount of items of property, plant and equipment on a straight-line basis over their estimated useful economic lives. Depreciation rates, methods and the residual values underlying the calculation of depreciation of items of property, plant and equipment are kept under review to take account of any change in circumstances. The Barclays Bank Group uses the following annual rates in calculating depreciation:

Annual rates in calculating depreciation	Depreciation rate

Freehold land
Freehold buildings and long-leasehold property (more than 50 years to run)
Leasehold property over the remaining life of the lease (less than 50 years to run)

Costs of adaptation of freehold and leasehold property

Equipment installed in freehold and leasehold property
Computers and similar equipment

Not depreciated 2-3.3% Over the remaining life of the lease 6-10% 6-10% 17-33%
Fixtures and fittings and other equipment	9-20%

Costs of adaptation and installed equipment are depreciated over the shorter of the life of the lease or the depreciation rates noted in the table above.

Investment property

The Barclays Bank Group initially recognises investment property at cost, and subsequently at fair value at each balance sheet date, reflecting market conditions at the reporting date. Gains and losses on remeasurement are included in the income statement.

176 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Non-current assets and other investments

22 Property, plant and equipment continued

	Barclays Bank Group
	Investment property £m	Property £m	Equipment £m	Leased assets £m	Total £m
Cost

As at 1 January 2018	116	2,243	1,066	9	3,434

Transfer of UK banking business	-	(958)	-	-	(958)

Additions	9	155	79	-	243

Disposals	(115)	(45)	(101)	-	(261)

Change in fair value of investment properties	(3)	-	-	-	(3)

Exchange and other movements	2	68	35	-	105
As at 31 December 2018	9	1,463	1,079	9	2,560
Accumulated depreciation and impairment

As at 1 January 2018	-	(983)	(923)	(9)	(1,915)

Transfer of UK banking business	-	448	-	-	448

Additions		(60)	(32)	-	(92)

Depreciation charge	-	(61)	(58)	-	(119)

Impairment charge	-	(1)	-	-	(1)

Disposals	-	22	94	-	116

Exchange and other movements	-	(23)	(27)	-	(50)
As at 31 December 2018	-	(658)	(946)	(9)	(1,613)
Net book value	9	805	133	-	947

Cost

As at 1 January 2017	81	3,101	2,862	10	6,054

Additions	114	173	176	-	463

Disposals	(69)	(895)	(1,893)	(1)	(2,858)

Change in fair value of investment properties	(5)	-	-	-	(5)

Exchange and other movements	(5)	(136)	(79)	-	(220)
As at 31 December 2017	116	2,243	1,066	9	3,434

Accumulated depreciation and impairment

As at 1 January 2017	-	(1,312)	(2,267)	(9)	(3,588)

Depreciation charge	-	(141)	(162)	-	(303)

Impairment charge	-	(28)	-	-	(28)

Disposals	-	487	1,518	-	2,005

Exchange and other movements	-	11	(12)	-	(1)
As at 31 December 2017	-	(983)	(923)	(9)	(1,915)
Net book value	116	1,260	143	-	1,519
Property rentals of £ nil (2017: £1m) and £6m (2017: £6m) have been included in net investment income and other income respectively by Barclays Bank Group.

The fair value of investment property is determined by reference to current market prices for similar properties, adjusted as necessary for condition and location, or by reference to recent transactions updated to reflect current economic conditions. Discounted cash flow techniques may be employed to calculate fair value where there have been no recent transactions, using current external market inputs such as market rents and interest rates. Valuations are carried out by management with the support of appropriately qualified independent valuers. Refer to Note 18 for further details.

Barclays Bank PLC 2018 Annual Report on Form 20-F 177

23 Goodwill and intangible assets

Accounting for goodwill and intangible assets

Goodwill

The carrying value of goodwill is determined in accordance with IFRS 3 Business Combinations and IAS 36 Impairment of Assets.

Goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the purchase consideration over the fair value of the Barclays Bank Group’s share of the assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. The test involves comparing the carrying value of goodwill with the present value of the pre-tax cash flows, discounted at a rate of interest that reflects the inherent risks, of the cash generating unit (CGU) to which the goodwill relates, or the CGU’s fair value if this is higher.

Intangible assets

Intangible assets other than goodwill are accounted for in accordance with IAS 38 Intangible Assets.

Intangible assets are initially recognised when they are separable or arise from contractual or other legal rights, the cost can be measured reliably and, in the case of intangible assets not acquired in a business combination, where it is probable that future economic benefits attributable to the assets will flow from their use.

Intangible assets are stated at cost (which is, in the case of assets acquired in a business combination, the acquisition date fair value) less accumulated amortisation and provisions for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, generally using the amortisation periods set out below:

Annual rates in calculating amortisation	Amortisation period
Goodwill Internally generated software[a] Other software Customer lists Licences and other	Not amortised 12 months to 6 years 12 months to 6 years 12 months to 25 years 12 months to 25 years

Note

a Exceptions to the above rate relate to useful lives of certain core banking platforms that are assessed individually and, if appropriate, amortised over longer periods ranging from 10 to 15 years

Intangible assets are reviewed for impairment when there are indications that impairment may have occurred.

	Goodwill £m	Internally generated software £m	Other software £m	Customer lists £m	Licences and other £m	Total £m
Barclays Bank Group

Cost

As at 1 January 2018	4,710	1,287	96	1,547	490	8,130

Transfer of UK banking business	(4,276)	-	-	(90)	-	(4,366)

Additions and disposals		(8)	11		13	16

Exchange and other movements	11	63	(7)	83	29	179
As at 31 December 2018	445	1,342	100	1,540	532	3,959

Accumulated amortisation and impairment

As at 1 January 2018	(860)	(787)	(75)	(1,210)	(313)	(3,245)

Transfer of UK banking business	750	-	-	79	-	829

Additions and disposals		161	(1)		12	172

Amortisation charge	-	(156)	(11)	(78)	(31)	(276)

Impairment charge	-	(1)	-	-	-	(1)

Exchange and other movements	(1)	(29)	9	(68)	(22)	(111)
As at 31 December 2018	(111)	(812)	(78)	(1,277)	(354)	(2,632)
Net book value	334	530	22	263	178	1,327

178 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Non-current assets and other investments

	Goodwill £m	Internally generated software £m	Other software £m	Customer lists £m	Licences and other £m	Total £m
Barclays Bank Group

Cost

As at 1 January 2017	4,797	4,422	150	1,708	551	11,628

Additions and disposals	-	(2,911)	(49)	(12)	(19)	(2,991)

Exchange and other movements	(87)	(224)	(5)	(149)	(42)	(507)

As at 31 December 2017	4,710	1,287	96	1,547	490	8,130

Accumulated amortisation and impairment

As at 1 January 2017	(930)	(1,666)	(109)	(1,232)	(343)	(4,280)

Disposals	-	1,132	45	15	36	1,228

Amortisation charge	-	(329)	(14)	(101)	(34)	(478)

Impairment charge	-	(12)	-	-	-	(12)

Exchange and other movements	70	88	3	108	28	297

As at 31 December 2017	(860)	(787)	(75)	(1,210)	(313)	(3,245)

Net book value	3,850	500	21	337	177	4,885

Goodwill

Goodwill is allocated to business operations according to business segments as follows:

	Barclays Bank Group
	2018 £m	2017 £m

Consumer, Cards and Payments	334	325

Total net book value of goodwill	334	325

Goodwill

Testing goodwill for impairment involves a significant amount of judgement. This includes the identification of independent CGUs and the allocation of goodwill to these units based on which units are expected to benefit from the acquisition. The allocation is reviewed following business reorganisations. Cash flow projections necessarily take into account changes in the market in which a business operates including the level of growth, competitive activity, and the impacts of regulatory change. Determining both the expected pre-tax cash flows and the risk adjusted interest rate appropriate to the operating unit requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding long-term sustainable cash flows.

Other intangible assets

Determining the estimated useful lives of intangible assets (such as those arising from contractual relationships) requires an analysis of circumstances. The assessment of whether an asset is exhibiting indicators of impairment as well as the calculation of impairment, which requires the estimate of future cash flows and fair values less costs to sell, also requires the preparation of cash flow forecasts and fair values for assets that may not be regularly bought and sold.

Impairment testing of goodwill

During 2018, Barclays Bank Group recognised an impairment charge of £nil (2017: £nil).

Key assumptions

The key assumptions used for impairment testing are set out below for each significant goodwill balance. Other goodwill of £95m (2017: £95m) was allocated to multiple CGUs which are not considered individually significant.

Goodwill within Barclays US Consumer Bank was £239m (2017: £230m). The carrying value of the CGUs have been determined by using net asset values. The recoverable amounts of the CGUs, calculated as value in use, have been determined using cash flow predictions based on financial budgets approved by management, covering a five-year period, with a terminal growth rate range of 0% to 3.5% (2017: 3.5% to 4.8%) applied thereafter. The forecasted cash flows have been discounted at a pre-tax rate of 13.7% (2017: 13.9%). Based on these assumptions, the total recoverable amount exceeded the carrying amount including goodwill by £6,643m (2017: £5,326m). A one percentage point change in the discount rate or terminal growth rate would increase or decrease the recoverable amount by £1,164m (2017: £707m) and £797m (2017: £411m) respectively. A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £1,231m (2017: £855m).

Barclays Bank PLC 2018 Annual Report on Form 20-F 179

24 Operating leases

Accounting for operating leases

The Barclays Bank Group applies IAS 17 Leases, for operating leases. An operating lease is a lease where substantially all of the risks and rewards of the leased assets remain with the lessor. Where the Barclays Bank Group is the lessor, lease income is recognised on a straight-line basis over the period of the lease unless another systematic basis is more appropriate. The Barclays Bank Group holds the leased assets on-balance sheet within property, plant and equipment.

Where the Barclays Bank Group is the lessee, rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

Operating lease commitments

The Barclays Bank Group leases various offices, branches and other premises under non-cancellable operating lease arrangements. With such operating lease arrangements, the asset is kept on the lessor’s balance sheet and the Barclays Bank Group reports the future minimum lease payments as an expense over the lease term. The leases have various terms, escalation and renewal rights. There are no contingent rents payable.

Operating lease rentals of £158m (2017: £248m) have been included in administration and general expenses.

The future minimum lease payments by the Barclays Bank Group under non-cancellable operating leases are as follows:

	Barclays Bank Group

	2018		2017

	Property £m	Equipment £m	Property £m	Equipment £m

Not more than one year	115	-	203	-

Over one year but not more than five years	258	-	476	9

Over five years	698	-	619	-
Total	1,071	-	1,298	9

Total future minimum sublease payments to be received under non-cancellable subleases was £13m (2017: £45m) for the Barclays Bank Group.

180 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

The notes included in this section focus on the Barclays Bank Group’s accruals, provisions and contingent liabilities. Provisions are recognised for present obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated. Contingent liabilities reflect potential liabilities that are not recognised on the balance sheet.

25 Other liabilities

	Barclays Bank Group
	2018 £m	2017 £m

Accruals and deferred income	2,680	3,147

Other creditors	2,327	5,235

Items in the course of collection due to other banks	141	446

Obligations under finance leases (see Note 21)	4	3

Insurance contract liabilities, including unit-linked liabilities	18	31

Other liabilities	5,170	8,862

26 Provisions

Accounting for provisions

The Barclays Bank Group applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets in accounting for non-financial liabilities.

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, which can be reliably estimated. Provision is made for the anticipated cost of restructuring, including redundancy costs when an obligation exists; for example, when the Barclays Bank Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by announcing its main features or starting to implement the plan. Provision is made for undrawn loan commitments if it is probable that the facility will be drawn and result in the recognition of an asset at an amount less than the amount advanced.

Critical accounting estimates and judgements

The financial reporting of provisions involves a significant degree of judgement and is complex. Identifying whether a present obligation exists and estimating the probability, timing, nature and quantum of the outflows that may arise from past events requires judgements to be made based on the specific facts and circumstances relating to individual events and often requires specialist professional advice. When matters are at an early stage, accounting judgements and estimates can be difficult because of the high degree of uncertainty involved. Management continues to monitor matters as they develop to re-evaluate on an ongoing basis whether provisions should be recognised, however there can remain a wide range of possible outcomes and uncertainties, particularly in relation to legal, competition and regulatory matters, and as a result it is often not practicable to make meaningful estimates even when matters are at a more advanced stage.

The complexity of such matters often requires the input of specialist professional advice in making assessments to produce estimates. Customer redress and legal, competition and regulatory matters are areas where a higher degree of professional judgement is required. The amount that is recognised as a provision can also be very sensitive to the assumptions made in calculating it. This gives rise to a large range of potential outcomes which require judgement in determining an appropriate provision level. See below for information on payment protection redress and Note 28 for more detail of legal, competition and regulatory matters.

Barclays Bank PLC 2018 Annual Report on Form 20-F 181

26 Provisions continued

			Undrawn	Conduct redress
	Onerous contracts £m	Redundancy and restructuring £m	contractually committed facilities and guarantees provided[a] £m	Payment Protection Insurance £m	Other customer redress £m	Legal, competition and regulatory matters £m	Sundry provisions £m	Total £m

Barclays Bank Group

As at 1 January 2018	143	106	420	1,606	639	435	294	3,643

Additions	58	82	462	400	119	1,668	37	2,826

Amounts utilised	(51)	(71)	(11)	(308)	(182)	(1,633)	(63)	(2,319)

Unused amounts reversed	(15)	(29)	(554)	-	(12)	(98)	(24)	(732)

Transfer of UK banking business	(48)	(16)	(87)	(1,698)	(428)	(2)	(26)	(2,305)

Exchange and other movements	3	(4)	(13)	-	(9)	41	(4)	14

As at 31 December 2018	90	68	217	-	127	411	214	1,127

Note

a Undrawn contractually committed facilities and guarantees provisions are accounted for under IFRS 9.

Provisions expected to be recovered or settled within no more than 12 months after 31 December 2018 for Barclays Bank Group were £791m (2017: £2,242m).

In Q1 2018, prior to the transfer of the UK banking business to Barclays Bank UK PLC, a £400m addition relating to PPI was recognised in Barclays Bank Group.

Onerous contracts

Onerous contract provisions comprise an estimate of the costs involved with fulfilling the terms and conditions of contracts net of any expected benefits to be received.

Redundancy and restructuring

These provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists. Additions made during the year relate to formal restructuring plans and have either been utilised, or reversed, where total costs are now expected to be lower than the original provision amount.

Undrawn contractually committed facilities and guarantees

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision. Provisions are made if it is probable that a facility will be drawn and the resulting asset is expected to have a realisable value that is less than the amount advanced.

Customer redress

Customer redress provisions comprise the estimated cost of making redress payments to customers, clients and counterparties for losses or damages associated with inappropriate judgement in the execution of Barclays Bank Group’s business activities. Provisions for other customer redress include smaller provisions across the retail and corporate businesses which are likely to be utilised in the next 12 months.

Legal, competition and regulatory matters

The Barclays Bank Group is engaged in various legal proceedings, both in the UK and a number of other overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties, please refer to Note 28.

Sundry provisions

This category includes provisions that do not fit into any of the other categories, such as fraud losses and dilapidation provisions.

182 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

27 Contingent liabilities and commitments

Accounting for contingent liabilities

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is uncertain or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the likelihood of an outflow of economic resources is remote.

The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on-balance sheet:

	Barclays Bank Group

	2018 £m	2017 £m
Guarantees and letters of credit pledged as collateral security	15,046	14,275
Performance guarantees, acceptances and endorsements	4,348	4,737
Total contingent liabilities	19,394	19,012
Of which: Financial guarantees carried at fair value	4

Documentary credits and other short-term trade related transactions	1,741	812
Standby facilities, credit lines and other commitments	256,027	314,761
Total commitments	257,768	315,573
Of which: Loan commitments carried at fair value	11,703

Provisions held against contingent liabilities and commitments equal £217m for Barclays Bank Group. Post IFRS 9, loan commitments carried at fair value amounted to £18.9bn as at 1 January 2018.

Contingent liabilities and commitment balances transferred to Barclays Bank UK Group as part of the business disposal included guarantees and letters of credit pledged as collateral security of £793m and standby facilities, credit lines and other commitments of £67,791m.

The Financial Services Compensation Scheme (the FSCS) is the UK’s government-backed compensation scheme for customers of authorised institutions that are unable to pay claims. The compensation paid out to customers is funded through loan facilities provided by HM Treasury to the FSCS which at 31 December 2018 has been completely repaid and has nil balance (2017: £4.7bn).

Further details on contingent liabilities relating to legal and competition and regulatory matters can be found in Note 28.

28 Legal, competition and regulatory matters

The Barclays Bank Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on Barclays of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

In connection with the implementation of structural reform in the UK, on 1 April 2018, the UK banking business was transferred from Barclays Bank PLC to Barclays Bank UK PLC, a separate subsidiary of Barclays PLC. This transfer included the rights and liabilities in respect of certain of the matters described below (which are also disclosed in the financial statements of Barclays Bank UK PLC), although Barclays Bank PLC may remain the party on record to the relevant proceedings.

Investigations into certain advisory services agreements and other matters and civil action

The UK Serious Fraud Office (SFO), the Financial Conduct Authority (FCA), the US Department of Justice (DoJ) and the US Securities and Exchange Commission (SEC) have been conducting investigations into two advisory services agreements entered into by Barclays Bank PLC. These agreements were entered into with Qatar Holding LLC (Qatar Holding) in June and October 2008 (the Agreements). The FCA commenced an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings). The existence of the June 2008 advisory services agreement was disclosed, but the entry into the advisory services agreement in October 2008 and the fees payable under the Agreements, which amounted to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the Capital Raisings. The SFO also commenced an investigation into the Agreements and into a $3bn loan (the Loan) provided by Barclays Bank PLC in November 2008 to the State of Qatar.

SFO Proceedings

In 2017, the SFO charged Barclays PLC with two offences of conspiring with certain former senior officers and employees of Barclays to commit fraud by false representations relating to the Agreements and one offence of unlawful financial assistance in relation to the Loan. In February 2018, the SFO also charged Barclays Bank PLC with the same offence in respect of the Loan. In May 2018, the Crown Court dismissed all charges against Barclays PLC and Barclays Bank PLC, and in October 2018, the High Court denied the SFO’s application to reinstate the charges, which were consequently dismissed.

Barclays Bank PLC 2018 Annual Report on Form 20-F 183

28 Legal, competition and regulatory matters continued

FCA Proceedings and other investigations

In 2013, the FCA issued warning notices (the Notices) finding that, while Barclays PLC and Barclays Bank PLC believed at the time of the execution of the Agreements that there should be at least some unspecified and undetermined value to be derived from them, the primary purpose of the Agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the Capital Raisings. The Notices concluded that Barclays PLC and Barclays Bank PLC were in breach of certain disclosure-related listing rules and Barclays PLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that Barclays PLC and Barclays Bank PLC acted recklessly. The financial penalty provided in the Notices against Barclays is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. The FCA action has been stayed due to the SFO proceedings pending against certain former Barclays executives, trial in respect of which commenced in January 2019.

In addition, the DoJ and the SEC have been conducting investigations relating to the Agreements.

Civil Action

In 2016, PCP Capital Partners LLP and PCP International Finance Limited (PCP) served a claim on Barclays Bank PLC seeking damages for fraudulent misrepresentation and deceit, arising from alleged statements made by Barclays Bank PLC to PCP in relation to the terms on which securities were to be issued to potential investors, allegedly including PCP, in the November 2008 capital raising. PCP seeks damages of up to £1,477m (plus interest from November 2017) and costs. Barclays Bank PLC is defending the claim and trial is scheduled to commence in October 2019.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. The financial penalty provided in the FCA’s Notices against Barclays is £50m. PCP has made a claim against Barclays Bank PLC for damages of up to £1,477m plus interest and costs. These amounts do not necessarily reflect Barclays’ potential financial exposure in respect of these matters.

Investigations into certain business relationships

In 2012, the DoJ and SEC commenced investigations in relation to whether certain relationships with third parties who assist Barclays PLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. Various regulators in other jurisdictions are also being briefed on the investigations. Separately, Barclays is cooperating with the DoJ and SEC in relation to an investigation into certain of its hiring practices in Asia and elsewhere and is keeping certain regulators in other jurisdictions informed.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigations relating to whistleblowing systems and controls

In 2017, the FCA and the Prudential Regulation Authority (PRA) commenced investigations into the Barclays Group Chief Executive Officer (CEO), relating to his attempt in 2016 to identify the author of a letter that was treated by Barclays Bank PLC as a whistleblow, and into Barclays Bank PLC, as to its responsibilities relating to the attempt by the CEO to identify the author of the letter, as well as Barclays’ systems and controls and culture relating to whistleblowing.

In May 2018, the FCA and PRA published final notices confirming their finding that the CEO’s actions in relation to this matter represented a breach of Individual Conduct Rule 2 (requirement to act with due skill, care and diligence). There were no findings by the FCA or PRA that the CEO acted with a lack of integrity nor any findings that he lacked fitness and propriety to continue to perform his role as Group Chief Executive Officer.

In respect of its investigation relating to Barclays Bank PLC, the FCA and PRA concluded that they would not take enforcement action in respect of this matter. However, each of Barclays Bank PLC and Barclays Bank UK PLC agreed to be subject to requirements to report to the FCA and PRA on certain aspects of their whistleblowing programmes.

The New York Department of Financial Services (NYDFS) and the Federal Reserve Bank of New York also conducted their own investigations in respect of this matter. In December 2018, the NYDFS issued a consent order that imposed a $15m civil penalty on Barclays Bank PLC, which has been paid, for failings in its whistleblowing programme as well as certain remediation and reporting obligations related to its whistleblowing programme. All regulatory investigations relating to these events are now concluded.

Claimed amounts/Financial impact

Aside from the settlement discussed above, there is no financial impact on Barclays’ operating results, cash flows or financial position.

Investigations into LIBOR and other benchmarks

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have been conducting investigations relating to Barclays Bank PLC’s involvement in manipulating certain financial benchmarks, such as LIBOR and EURIBOR. In 2012, Barclays Bank PLC announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the US Commodity Futures Trading Commission (CFTC) and the DoJ in relation to their investigations concerning certain benchmark interest rate submissions, and Barclays Bank PLC paid total penalties of £290m. The settlement with the DoJ was made by entry into a Non-Prosecution Agreement (NPA) which has now expired. Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. (BCI) have reached settlements with certain other regulators and law enforcement agencies. Barclays Bank PLC continues to respond to requests for information from the SFO in relation to its ongoing LIBOR investigation, including in respect of Barclays Bank PLC.

184 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

28 Legal, competition and regulatory matters continued

Claimed amounts/Financial impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

LIBOR and other benchmark civil actions

Following settlement of the investigations referred to above in ‘Investigations into LIBOR and other benchmarks’, various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to LIBOR and/or other benchmarks. While certain cases have been dismissed, settled or settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims), other actions remain pending and their ultimate impact is unclear.

USD LIBOR Cases in the Multidistrict Litigation Court

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the US District Court in the Southern District of New York (SDNY).

The complaints are substantially similar and allege, amongst other things, that Barclays PLC, Barclays Bank PLC, BCI and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Certain of the proposed class actions have been settled. Barclays has settled claims purportedly brought on behalf of plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions (OTC Class); (ii) purchased USD LIBOR-linked financial instruments on an exchange; (iii) purchased USD LIBOR-linked debt securities; or (iv) issued loans linked to USD LIBOR (Lender Class) and paid $120m, $20m, $7.1m and $4m respectively. The settlements with the OTC Class and the Lender Class have received final court approval. The other settlements remain subject to final court approval and/or the right of class members to opt out of the settlement and to seek to file their own claims.

The remaining putative class actions and individual actions seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including Barclays Bank PLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO.

EURIBOR Case in the SDNY

In 2015, $94m was paid in settlement of a EURIBOR-related class action. The court granted final approval of Barclays’ settlement in May 2018.

Additional USD LIBOR Cases in the SDNY

In 2015, an individual action against Barclays Bank PLC and other panel bank defendants was dismissed by the SDNY. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. In March 2018, the court denied the plaintiff’s motion for leave to amend its complaint and dismissed the case. The plaintiff’s appeal of the court’s order is pending.

In January 2019, two putative class actions were filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust and unjust enrichment claims on allegations that, beginning in 2014, defendants manipulated USD LIBOR through defendants’ submissions to ICE, which took over rate-setting duties for LIBOR from the British Bankers’ Association in 2014. These two actions were consolidated in February 2019.

Sterling LIBOR Case in SDNY

In 2015, a putative class action was filed in the SDNY against Barclays Bank PLC and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that the defendants manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, Antitrust Act, and RICO violations. In 2016, this class action was consolidated with an additional putative class action making similar allegations against Barclays Bank PLC and BCI and other Sterling LIBOR panel banks. The defendants’ motion to dismiss was granted in December 2018. The plaintiff has asked the court to reconsider this decision.

Japanese Yen LIBOR Cases in SDNY

In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which Barclays Bank PLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and Antitrust Act between 2006 and 2010. In 2014, the court dismissed the plaintiff’s antitrust claims in full, but the plaintiff’s CEA claims remain pending. Discovery is ongoing.

In 2017, a second putative class action concerning Yen LIBOR which was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI was dismissed in full. The complaint makes similar allegations to the 2012 class action. The plaintiffs have appealed the dismissal.

SIBOR/SOR Case in the SDNY

In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). The plaintiffs amended their complaint in 2017 following dismissal by the court of the claims against Barclays for failure to state a claim. In October 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI, a decision that the plaintiffs are challenging.

Barclays Bank PLC 2018 Annual Report on Form 20-F 185

28 Legal, competition and regulatory matters continued

Non-US Benchmarks Cases

In the UK, certain local authorities have brought claims against Barclays asserting that they entered into loans in reliance on misrepresentations made by Barclays in respect of its conduct in relation to LIBOR.

In addition to the US and UK actions described above, legal proceedings have been brought or threatened against Barclays in connection with alleged manipulation of LIBOR and EURIBOR and other benchmarks in the UK, a number of other jurisdictions in Europe, Israel and Argentina. Additional proceedings in other jurisdictions may be brought in the future.

Claimed amounts/Financial impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Foreign Exchange Investigations

Various regulatory and enforcement authorities across multiple jurisdictions have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading.

In 2015 Barclays reached settlements with the CFTC, the DoJ, the NYDFS, the Board of Governors of the Federal Reserve System (Federal Reserve) and the FCA (together, the 2015 Resolving Authorities) in relation to investigations into certain sales and trading practices in the Foreign Exchange market. In connection with these settlements, Barclays paid total penalties of approximately $2.38bn and agreed to undertake certain remedial actions.

Under the plea agreement with the DoJ, in addition to a criminal fine, Barclays PLC agreed to a term of probation of three years during which Barclays PLC, including its subsidiaries, must, amongst other things, (i) commit no crime whatsoever in violation of the federal laws of the US, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement, (iii) report credible evidence of criminal violations of US antitrust or fraud laws to the relevant US authority, and (iv) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. In January 2017, the US District Court for the District of Connecticut accepted the plea agreement and in accordance with the agreement sentenced Barclays PLC to pay $650m as a fine and $60m for violating the NPA (which amounts are part of the $2.38bn referred to above) and to serve three years of probation from the date of the sentencing order. Barclays also continues to provide relevant information to certain of the 2015 Resolving Authorities.

The European Commission is one of a number of authorities still conducting an investigation into certain trading practices in the Foreign Exchange market.

The DoJ has also conducted an investigation into conduct relating to certain trading activities in connection with certain transactions during 2011 and 2012. Barclays has been providing information to the DoJ and other relevant authorities reviewing this conduct. In February 2018, the DoJ issued a letter closing its investigation of Barclays in exchange for, among other things, Barclays’ agreement to pay $12.9m in disgorgement and restitution, which can be offset by any settlement amount paid as civil restitution. Barclays resolved a related civil dispute. The amount paid was not material to Barclays.

Claimed amounts/Financial impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have on Barclays’ operating results, cash flows or financial position in any particular period.

Civil actions in respect of Foreign Exchange

Following settlement of certain investigations referred to above in ‘Foreign Exchange Investigations’ a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to Foreign Exchange or may do so in the future. Certain of these cases have been dismissed, settled or settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims).

Consolidated FX Action

In 2014, a number of civil actions filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of Foreign Exchange markets under the Antitrust Act and New York state law and naming several international banks as defendants, including Barclays Bank PLC, were combined into a single consolidated action (Consolidated FX Action). In 2015, Barclays Bank PLC and BCI settled the Consolidated FX Action and paid $384m. The settlement received final court approval in August 2018.

FX Opt Out Action

In November 2018, a group of sixteen plaintiffs (and several of their affiliates) who opted out of the Consolidated FX Action settlement filed a complaint in the SDNY against the Consolidated FX Action defendants, including Barclays Bank PLC and BCI.

ERISA FX Action

Since 2015, several civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs purporting to allege different legal theories of injury (other than those alleged in the Consolidated FX Action) related to alleged manipulation of Foreign Exchange rates, including claims under the US Employee Retirement Income Security Act (ERISA) statute (ERISA Claims), and naming several international banks as defendants, including

Barclays PLC, Barclays Bank PLC and BCI. The Court dismissed the ERISA Claims. This dismissal was affirmed on appeal in 2018 and is not subject to further appeal.

186 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

28 Legal, competition and regulatory matters continued

Retail Basis Action

A putative action was filed in the Northern District of California (and subsequently transferred to the SDNY) against several international banks, including Barclays PLC and BCI, on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The Court has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against Barclays and all other defendants. The plaintiffs amended their complaint and sought to expand the action to include credit card, debit card and wire transactions, which expansion the Court denied.

State Law FX Action

In 2016, a putative class action was filed in the SDNY under federal, New York and California law on behalf of proposed classes of stockholders of Exchange Traded Funds and others who supposedly were indirect investors in FX Instruments. The plaintiffs’ counsel subsequently amended the complaint to bring claims on behalf of a proposed class of investors under federal and various state laws who traded FX Instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. A different group of plaintiffs subsequently filed another action and asserted substantively similar claims. These two actions were consolidated and a consolidated complaint was filed in 2017. The consolidated action was dismissed, but the plaintiffs were permitted to file an amended complaint, except as to their federal claims, in November 2018.

Non-US FX Actions

In addition to the actions described above, legal proceedings have been brought or are threatened against Barclays in connection with manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe and Israel, and additional proceedings may be brought in the future.

Claimed amounts/Financial impact

Aside from the settlement described above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Metals investigations

Barclays Bank PLC has provided information to the DoJ, the CFTC and other authorities in connection with investigations into metals and metals-based financial instruments.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Civil actions in respect of the gold and silver fix

A number of civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the Antitrust Act, and state antitrust and consumer protection laws.

Also, in the US, a proposed class of plaintiffs filed a complaint against a number of banks, including Barclays Bank PLC, BCI and Barclays Capital Services Ltd., alleging manipulation of the price of silver in violation of the CEA and antitrust laws. The court has dismissed this action as against the Barclays entities.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc., BCI and Barclays Capital PLC on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices in violation of Canadian law.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

US residential and commercial mortgage-related activity and litigation

There have been various investigations and civil litigation relating to secondary market trading of US Residential Mortgage-Backed Securities (RMBS) and US Commercial Mortgage-Backed Securities (CMBS).

DoJ Civil Action

In December 2016, the DoJ filed a civil complaint against Barclays Bank PLC, Barclays PLC, BCI, Barclays Group US Inc., Barclays US LLC, BCAP LLC, Securitized Asset Backed Receivables LLC and Sutton Funding LLC, in the US District Court in the Eastern District of New York (EDNY) containing a number of allegations, including mail and wire fraud, relating to mortgage-backed securities sold between 2005 and 2007. In March 2018, Barclays reached a settlement with the DoJ to resolve this complaint. Barclays paid a civil penalty of $2bn in connection with this settlement.

RMBS Repurchase Requests

Barclays was the sole provider of various loan-level representations and warranties (R&Ws) with respect to:

●	approximately $5bn of Barclays sponsored securitisations;
●	approximately $0.2bn of sales of loans to government sponsored enterprises (GSEs); and
●	approximately $3bn of loans sold to others

In addition, an entity that Barclays acquired in 2007 (Acquired Subsidiary) provided R&Ws on $19.4bn of loans it sold to third parties.

R&Ws on the remaining Barclays sponsored securitisations were primarily provided by third-party originators directly to the securitisation trusts with a Barclays subsidiary, such as the depositor for the securitisation, providing more limited R&Ws. There are no stated expiration provisions applicable to most R&Ws made by Barclays, the Acquired Subsidiary or these third parties.

Barclays Bank PLC 2018 Annual Report on Form 20-F 187

28 Legal, competition and regulatory matters continued

Under certain circumstances, Barclays and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached.

The unresolved repurchase requests received on or before 31 December 2018 associated with all R&Ws made by Barclays or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities had an original unpaid principal balance of approximately $2.1bn at the time of such sale.

The unresolved repurchase requests discussed above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that Barclays and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees and other parties making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. This litigation is ongoing.

In May 2018, the Acquired Subsidiary agreed to a settlement of a civil action relating to claims for indemnification for losses allegedly suffered by a loan purchaser as a result of alleged breaches of R&Ws provided by the Acquired Subsidiary in connection with loan sales to the purchaser during the period 1997 to 2007. The amount paid was not material to Barclays.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Alternative trading systems

In 2014, the New York State Attorney General (NYAG) filed a complaint (NYAG Complaint) against Barclays PLC and BCI in the Supreme Court of the State of New York alleging, amongst other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, Barclays’ SEC-registered alternative trading system (ATS). In February 2016, Barclays reached separate settlement agreements with the SEC and the NYAG to resolve those agencies’ claims against Barclays PLC and BCI relating to the operation of LX and paid $35m to each.

Barclays PLC and BCI were named in a purported class action by an institutional financial services firm under California law based on allegations similar to those in the NYAG Complaint. In October 2016, the federal court in California granted the motion of Barclays PLC and BCI to dismiss the entire complaint. In July 2018, the court of appeals affirmed the dismissal.

Following the filing of the NYAG Complaint, Barclays PLC and BCI were also named in a putative shareholder securities class action along with certain current and former executives. The plaintiffs claim that holders of Barclays American Depository Receipts (ADRs) suffered damages when the ADRs declined in value as a result of the allegations in the NYAG Complaint. The parties have agreed to a settlement of this action for $27m, which is subject to final court approval.

Claimed amounts/Financial impact

Barclays does not expect the financial impact of the actions described to be material to Barclays’ operating results, cash flows or financial position.

Treasury auction securities civil actions and related matters

Various civil actions have been filed against Barclays Bank PLC, BCI and other financial institutions alleging violations of antitrust and other laws relating to the markets for US Treasury securities and Supranational, Sovereign and Agency securities. Certain governmental authorities are also conducting investigations relating to trading of certain government and agency securities in various markets.

Numerous putative class action complaints have been filed in US Federal Court against Barclays Bank PLC, BCI and other financial institutions that have served as primary dealers in US Treasury securities. Those actions have been consolidated and in 2017, plaintiffs in the putative class action filed a consolidated amended complaint in the US Federal Court in New York against the defendants as well as certain corporations that operate electronic trading platforms on which US Treasury securities are traded. The complaint purports to assert claims under US federal antitrust laws and state common law based on allegations that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The defendants have filed a motion to dismiss.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions that have served as primary dealers in US Treasury securities. This complaint alleges that defendants conspired to fix and manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law.

Barclays PLC, Barclays Bank PLC, BCI, Barclays Services Limited, Barclays Capital Securities Limited and certain other financial institutions have been named as defendants in a civil antitrust complaint that alleges that the defendants engaged in a conspiracy to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds (SSA Bonds) from 2009 through 2015. The defendants have moved to dismiss the action. In February 2019, indirect purchasers of SSA Bonds filed a separate but related complaint making similar allegations.

Certain governmental authorities are conducting investigations into activities relating to the trading of certain government and agency securities in various markets and Barclays has been providing information to various authorities on an ongoing basis.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Mexican Government Bond civil action

Barclays PLC, Barclays Bank PLC, BCI, Barclays Capital Securities Limited, Barclays Bank Mexico, S.A., Grupo Financiero Barclays Mexico, S.A. de C.V. and Banco Barclays S.A., together with other financial institutions that allegedly transacted in Mexican government bonds (MGB), are named as defendants in a class action consolidated in the SDNY. The plaintiffs assert antitrust and state law claims arising out of an alleged conspiracy to fix the prices of MGB from 2006 through mid-2017. Defendants have moved to dismiss the consolidated action.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

American Depositary Shares

Barclays PLC and Barclays Bank PLC were named as defendants in a securities class action consolidated in the SDNY that alleged misstatements and omissions in offering documents for certain American Depositary Shares issued by Barclays Bank PLC in April 2008 with an original face amount of approximately $2.5 billion (the April 2008 Offering). The plaintiffs asserted claims under the Securities Act of 1933, alleging misstatements and omissions concerning (amongst other things) Barclays Bank PLC’s exposure to mortgage and credit market risk and its financial condition. In 2017, the SDNY granted the defendants’ motion for summary judgment on all claims against them, a decision affirmed by the appellate court in November 2018.

Claimed amounts/Financial impact

Absent the summary judgment decision being overturned on appeal, Barclays does not expect the financial impact of the action described to be material to Barclays’ operating results, cash flows or financial position.

BDC Finance L.L.C.

In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the NY Supreme Court alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement) when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s 2008 demand (Demand).

BDC asserts that under the Agreement Barclays Bank PLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled Barclays Bank PLC to dispute the Demand before making the transfer, Barclays Bank PLC failed to dispute the Demand. BDC demands damages totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. Following a trial on certain liability issues, the court ruled in December 2018 that Barclays Bank PLC was not a defaulting party. In January 2019, BDC filed a notice of appeal of that decision.

188 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The Connecticut case is currently stayed.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. BDC has made claims against Barclays totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. This amount does not necessarily reflect Barclays’ potential financial exposure if a ruling were to be made against it.

Civil actions in respect of the US Anti-Terrorism Act

Civil complaints against Barclays Bank PLC and other banks allege engagement in a conspiracy and violation of the US Anti-Terrorism Act (ATA). These include various civil complaints filed in the US Federal Courts in the EDNY and SDNY by separate groups of plaintiffs (aggregating over 4,000) alleging that Barclays Bank PLC and a number of other banks engaged in a conspiracy and violated the ATA by facilitating US dollar denominated transactions for the Government of Iran and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs’ family members. The plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages and attorneys’ fees. In respect of a motion by defendants to dismiss one of the complaints, in July 2018, a magistrate judge (to whom the court referred the motion) issued a recommendation that the motion be denied; the defendants objected to that recommendation; and the motion is pending before the court.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), Trade Web, and ICAP, are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages, treble damages and legal fees. Plaintiffs include certain swap execution facilities, as well as buy-side investors. The buy-side investors claim to represent a class that transacted in fixed-for-floating IRS with defendants in the US from 2008 to the present, including, for example, US retirement and pension funds, municipalities, university endowments, corporations, insurance companies and investment funds. The case is in discovery.

Barclays Bank PLC 2018 Annual Report on Form 20-F 189

28 Legal, competition and regulatory matters continued

In 2017, a separate suit was filed in the US District Court in the SDNY against the same financial institution defendants in the IRS cases, including Barclays PLC, Barclays Bank PLC, and BCI, claiming that certain conduct alleged in the IRS cases also caused plaintiff to suffer harm with respect to the Credit Default Swaps market. The defendants have moved to dismiss this action. Separately, in June 2018, trueEX LLC filed an antitrust class action in the SDNY against eleven financial institutions that act as dealers in the IRS market, including Barclays Bank PLC and BCI, alleging that the defendants unlawfully conspired to block trueEX from successfully entering the market with its IRS trading platform. trueEX LLC also alleges that the defendants more generally boycotted other anonymous, all-to-all IRS trading platforms. In November 2018, the court dismissed certain claims for unjust enrichment and tortious interference, but denied a motion to dismiss the federal and state antitrust claims which remain pending.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Portuguese Competition Authority investigation

The Portuguese Competition Authority is investigating whether competition law was infringed by the exchange of information about retail credit products amongst 15 banks in Portugal, including Barclays, over a period of 11 years with particular reference to mortgages, consumer lending and lending to small and medium enterprises. Barclays is cooperating with the investigation.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the matter described on Barclays or what effect it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigations relating to retail structured deposits and capital protected structured notes

In 2015, the FCA commenced an enforcement investigation relating to the design, manufacture and sale of structured deposits by Barclays from November 2009. In January 2018, the FCA also commenced an enforcement investigation relating to the design, manufacture and sale of capital protected structured notes by Barclays from June 2008 to July 2014. The FCA has now closed these investigations with no action to be taken against Barclays.

Claimed amounts/Financial impact

There is no financial impact on Barclays’ operating results, cash flows or financial position.

Investigation into collections and recoveries relating to unsecured lending

In February 2018, the FCA commenced an enforcement investigation in relation to whether or not Barclays implemented effective systems and controls with respect to collections and recoveries and whether or not it paid due consideration to the interests of customers in default and arrears.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the investigation on Barclays or what effect that it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. Barclays has appealed HMRC’s decision to the First Tier Tribunal (Tax Chamber).

Claimed amounts/Financial impact

The total amount of the HMRC assessments is approximately £181m, inclusive of interest.

General

Barclays Bank PLC and its subsidiaries are engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. The Barclays Bank Group is subject to legal proceedings brought by and against Barclays which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Barclays Bank Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which Barclays is or has been engaged. Barclays is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays Bank PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays Bank PLC’s results, operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

190 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Capital instruments, equity and reserves

The notes included in this section focus on the Barclays Bank Group’s loan capital and shareholders’ equity including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-controlling interests). For more information on capital management and how the Barclays Bank Group maintains sufficient capital to meet our regulatory requirements refer to page 36.

29 Subordinated liabilities

Accounting for subordinated liabilities

Subordinated liabilities are measured at amortised cost using the effective interest method under IFRS 9.

	Barclays Bank Group

	2018 £m	2017 £m
Opening balance as at 1 January	24,193	23,871

Issuances	221	3,041

Redemptions	(3,246)	(1,378)

Other	14,159	(1,341)

Total subordinated liabilities	35,327	24,193

Issuances of USD floating rate notes totalling £221m.

Redemptions totalling £3,246m include £500m Fixed/Floating Rate Subordinated Callable Notes, €1,750m 6% Fixed Rate Subordinated Notes (£1,532m), $1,000m 7.75% Contingent Capital Notes (£713m), $99m 7.7% Undated Subordinated Notes (£72m), €40m Floating Rate Subordinated Notes 2018 (£35m), €235m CMS Linked Subordinated Notes (£206m), £140m 8.25% Undated Subordinated Notes and a number of small redemptions by Barclays Securities Japan Limited totalling £48m.

Other movements include an increase of £16,987m due to a change in the level of subordination of certain loans made to Barclays Bank PLC by Barclays PLC which were previously reported as debt securities in issue. This was part of amendments made to the loans to meet internal minimum requirements for own funds and eligible liabilities (MREL) criteria to ensure they will qualify as internal MREL resources under MREL requirements applying in 2019. In addition, there was an increase of £294m as a result of a 2018 reclassification of equity to debt. These increases were partially offset by £3,001m relating to the disposal of the UK banking business.

Subordinated liabilities include accrued interest and comprise undated and dated subordinated liabilities as follows:

	Barclays Bank Group

	2018 £m	2017 £m
Undated subordinated liabilities	4,313	4,192

Dated subordinated liabilities	31,014	20,001

Total subordinated liabilities	35,327	24,193

None of the Barclays Bank Group’s subordinated liabilities are secured.

Barclays Bank PLC 2018 Annual Report on Form 20-F 191

29 Subordinated liabilities continued

Undated subordinated liabilities		Barclays Bank Group

		2018	2017

	Initial call date	£m	£m

Barclays Bank PLC externally issued subordinated liabilities

Tier One Notes (TONs)

6% Callable Perpetual Core Tier One Notes	2032	16	16

6.86% Callable Perpetual Core Tier One Notes (USD 179m)	2032	199	197

Reserve Capital Instruments (RCIs)

6.3688% Step-up Callable Perpetual Reserve Capital Instruments	2019	34	36

14% Step-up Callable Perpetual Reserve Capital Instruments	2019	3,189	3,142

5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	51	52

Undated Notes

7.7% Undated Subordinated Notes (USD 99m)	2018	-	74

8.25% Undated Subordinated Notes	2018	-	144

7.125% Undated Subordinated Notes	2020	173	182

6.125% Undated Subordinated Notes	2027	42	43

Junior Undated Floating Rate Notes (USD 38m)	Any interest payment date	30	28
Undated Floating Rate Primary Capital Notes Series 1 (USD 167m)[a]	Any interest payment date	95	-
Undated Floating Rate Primary Capital Notes Series 2 (USD 295m)[a]	Any interest payment date	199	-
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	21	21

Bonds

9.25% Perpetual Subordinated Bonds (ex-Woolwich Plc)	2021	83	87

9% Permanent Interest Bearing Capital Bonds	At any time	44	45

Loans

5.03% Reverse Dual Currency Undated Subordinated Loan (JPY 8,000m)	2028	56	51

5% Reverse Dual Currency Undated Subordinated Loan (JPY 12,000m)	2028	81	73

Total undated subordinated liabilities		4,313	4,192

Note

a

Following a review, these instruments are deemed to have characteristics that would qualify them as subordinated liabilities rather than equity. They have subsequently been reclassified in December 2018 resulting in a £294m movement.

Undated subordinated liabilities

Undated subordinated liabilities are issued by Barclays Bank PLC and its subsidiaries for the development and expansion of their business and to strengthen their capital bases. The principal terms of the undated subordinated liabilities are described below:

Subordination

All undated subordinated liabilities rank behind the claims against the bank of depositors and other unsecured unsubordinated creditors and holders of dated subordinated liabilities in the following order: Junior Undated Floating Rate Notes; other issues of Undated Notes, Bonds and Loans ranking pari passu with each other; followed by TONs and RCIs ranking pari passu with each other.

Interest

All undated subordinated liabilities bear a fixed rate of interest until the initial call date, with the exception of the 9% Bonds which are fixed for the life of the issue, and the Junior and Series 1, Series 2 and Series 3 Undated Notes which are floating rate at rates fixed periodically in advance based on the related interbank rate.

After the initial call date, in the event that they are not redeemed, the 7.125%, 6.125% Undated Notes, and the 9.25% Bonds will bear interest at rates fixed periodically in advance for five-year periods based on market rates. All other undated subordinated liabilities will bear interest at rates fixed periodically in advance based on London interbank rates.

Payment of interest

Barclays Bank PLC is not obliged to make a payment of interest on its Undated Notes, Bonds and Loans excluding the 9.25% Bonds if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of Barclays Bank PLC. Barclays Bank PLC is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 month interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, Barclays Bank PLC declared and paid dividends on its ordinary shares and on all classes of preference shares.

192 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Capital instruments, equity and reserves

29 Subordinated liabilities continued

No payment of principal or any interest may be made unless Barclays Bank PLC satisfies a specified solvency test.

Barclays Bank PLC may elect to defer any payment of interest on the RCIs. Any such deferred payment of interest must be paid on the earlier of: (i) the date of redemption of the RCIs, (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment, and (iii) in respect of the 14% RCIs only, substitution. Whilst such deferral is continuing, neither Barclays Bank PLC nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

Barclays Bank PLC may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the PRA. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as Barclays Bank PLC next makes a payment of interest on the TONs, neither Barclays Bank PLC nor Barclays PLC may (i) declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or Preference Shares, or make payments of interest in respect of Barclays Bank PLC’s Reserve Capital Instruments and (ii) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Repayment

All undated subordinated liabilities are repayable, at the option of Barclays Bank PLC generally in whole at the initial call date and on any subsequent coupon or interest payment date or in the case of the 7.125%, 6.125% Undated Notes and the 9.25% Bonds on any fifth anniversary after the initial call date. In addition, each issue of undated subordinated liabilities is repayable, at the option of Barclays Bank PLC, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior approval of the PRA.

Other

All issues of undated subordinated liabilities are non-convertible.

Barclays Bank PLC 2018 Annual Report on Form 20-F 193

29 Subordinated liabilities continued

Dated subordinated liabilities			Barclays Bank Group

	Initial call date	Maturity date	2018 £m	2017 £m
Barclays Bank PLC externally issued subordinated liabilities
Floating Rate Subordinated Notes (EUR 40m)		2018	-	36
6% Fixed Rate Subordinated Notes (EUR 1,750m)		2018	-	1,643
CMS-Linked Subordinated Notes (EUR 100m)		2018	-	93
CMS-Linked Subordinated Notes (EUR 135m)		2018	-	124
Fixed/Floating Rate Subordinated Callable Notes	2018	2023	-	533
7.75% Contingent Capital Notes (USD 1,000m)	2018	2023	-	888
Floating Rate Subordinated Notes (EUR 50m)		2019	45	44
5.14% Lower Tier 2 Notes (USD 1,094m)		2020	851	841
6% Fixed Rate Subordinated Notes (EUR 1,500m)		2021	1,474	1,484
9.5% Subordinated Bonds (ex-Woolwich Plc)		2021	256	273
Subordinated Floating Rate Notes (EUR 100m)		2021	89	88
10% Fixed Rate Subordinated Notes		2021	2,194	2,261
10.179% Fixed Rate Subordinated Notes (USD 1,521m)		2021	1,143	1,118
Subordinated Floating Rate Notes (EUR 50m)		2022	45	44
6.625% Fixed Rate Subordinated Notes (EUR 1,000m)		2022	1,032	1,043
7.625% Contingent Capital Notes (USD 3,000m)		2022	2,502	2,429
Subordinated Floating Rate Notes (EUR 50m)		2023	45	44
5.75% Fixed Rate Subordinated Notes		2026	351	366
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	107	97
6.33% Subordinated Notes		2032	61	62
Subordinated Floating Rate Notes (EUR 68m)		2040	61	60
External issuances by other subsidiaries		2019-2023	384	59
Barclays Bank PLC notes issued intra-group to Barclays PLC
2.625% Fixed Rate Subordinated Callable Notes (EUR 1,250m)	2020	2025	-	1,118
2% Fixed Rate Subordinated Callable Notes (EUR 1,500m)	2023	2028	1,361	1,314
4.375% Fixed Rate Subordinated Notes (USD 1,250m)		2024	-	945
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	116	111
5.20% Fixed Rate Subordinated Notes (USD 1,367m)		2026	1,001	1,424
4.836% Fixed Rate Subordinated Callable Notes (USD 1,200m)	2027	2028	911	1,459
Barclays Bank PLC intra-group loans from Barclays PLC
Various Fixed Rate Subordinated Loans			10,147	-
Various Subordinated Floating Rate Loans			1,023	-
Various Fixed Rate Subordinated Callable Loans			3,754	-
Various Subordinated Floating Rate Callable Loans			2,061	-
Total dated subordinated liabilities			31,014	20,001

194 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Capital instruments, equity and reserves

29 Subordinated liabilities continued

Dated subordinated liabilities

Dated subordinated liabilities are issued by Barclays Bank PLC and respective subsidiaries for the development and expansion of their business and to strengthen their respective capital bases. The principal terms of the dated subordinated liabilities are described below:

Currency and maturity

In addition to the individual dated subordinated liabilities listed in the table, the £16,985m of intra-group loans is made up of various fixed and floating rate loans from Barclays PLC with notional amounts denominated in USD (13,994m), EUR (4,024m), GBP (£250m), JPY (213,600m), AUD (775m), SEK (500m), NOK (970m) and CHF (175m), with maturities ranging from 2020 to 2047. Certain intra-group loans have a call date one year prior to their maturity.

Subordination

All dated subordinated liabilities, both externally issued and issued intra-group to Barclays PLC, rank behind the claims against the bank of depositors and other unsecured unsubordinated creditors but before the claims of the undated subordinated liabilities and the holders of their equity. The Barclays Bank PLC intra-group loans from Barclays PLC rank pari passu amongst themselves but ahead of the Barclays Bank PLC notes issued intra-group to Barclays PLC and the Barclays Bank PLC externally issued subordinated liabilities. The external dated subordinated liabilities issued by subsidiaries, are similarly subordinated as the external subordinated liabilities issued by Barclays Bank PLC.

Interest

Interest on floating rate notes and loans is set by reference to market rates at the time of issuance and fixed periodically in advance, based on the related interbank or local bank rates.

Interest on fixed rate notes and loans is set by reference to market rates at the time of issuance and fixed until maturity.

Interest on fixed rate callable notes and loans is set by reference to market rates at the time of issuance and fixed until the call date. After the call date, in the event that the notes or loans are not redeemed, the interest rate will be re-set to either a fixed or floating rate until maturity based on market rates.

Repayment

Those subordinated liabilities with a call date are repayable at the option of the issuer, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated subordinated liabilities outstanding at 31 December 2018 are redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, to certain changes in legislation or regulations.

Any repayments prior to maturity may require, in the case of Barclays Bank PLC, the prior approval of the PRA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction and of the PRA in certain circumstances.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

Other

The 7.625% Contingent Capital Notes will be automatically transferred from investors to Barclays PLC (or another entity within the Barclays Group) for nil consideration in the event the Barclays PLC consolidated CRD IV CET1 ratio (FSA October 2012 transitional statement) falls below 7.0%.

30 Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid
	Ordinary share capital £m	Preference share capital £m	Share premium £m	Total share capital and share premium £m	Other equity instruments £m

As at 1 January 2018	2,342	19	12,092	14,453	8,982

AT1 securities issuance	-	-	-	-	1,925

AT1 securities redemption	-	-	-	-	(1,242)

Redemption of preference shares	-	(13)	-	(13)	-

Capital reorganisation	-	-	(12,092)	(12,092)	-

Net equity impact of intra-group transfers	-	-	-	-	(2,070)

As at 31 December 2018	2,342	6	-	2,348	7,595

As at 1 January 2017	2,342	28	12,092	14,462	6,486

AT1 securities issuance	-	-	-	-	2,496

Redemption of preference shares	-	(9)	-	(9)	-

As at 31 December 2017	2,342	19	12,092	14,453	8,982

Ordinary shares

The issued ordinary share capital of Barclays Bank PLC, as at 31 December 2018, comprised 2,342m (2017: 2,342m) ordinary shares of £1 each.

Ordinary share capital and share premium constitutes 100% (2017: 60%) of total share capital and share premium issued.

Barclays Bank PLC 2018 Annual Report on Form 20-F 195

30 Ordinary shares, share premium, and other equity continued

Preference shares

The issued preference share capital of Barclays Bank PLC, as at 31 December 2018, comprised 1,000 Sterling Preference Shares of £1 each (2017: 1,000); 31,856 Euro Preference Shares of €100 each (2017: 31,856); and 58,133 US Dollar Preference Shares of $100 each (2017: 58,133). In the last quarter of 2018, 106 million US Dollar Preference Shares of $0.25 each were redeemed.

Sterling £1 Preference Shares

1,000 Sterling cumulative callable preference shares of £1 each (the £1 Preference Shares) were issued on 31 December 2004 at nil premium.

The £1 Preference Shares entitle the holders thereof to receive Sterling cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a rate reset semi-annually equal to the Sterling interbank offered rate for six-month sterling deposits.

Barclays Bank PLC shall be obliged to pay such dividends if: (1) it has profits available for the purpose of distribution under the Companies Act 2006 as at each dividend payment date; and (2) it is solvent on the relevant dividend payment date, provided that a capital regulations condition is satisfied on such dividend payment date. The dividends shall not be due and payable on the relevant dividend payment date except to the extent that Barclays Bank PLC could make such payment and still be solvent immediately thereafter. Barclays Bank PLC shall be considered solvent on any date if: (1) it is able to pay its debts to senior creditors as they fall due; and (2) its auditors have reported within the previous six months that its assets exceed its liabilities. If Barclays Bank PLC shall not pay, or shall pay only in part, a dividend for a period of seven days or more after the due date for payment, the holders of the £1 Preference Shares may institute proceedings for the winding-up of Barclays Bank PLC. No remedy against Barclays Bank PLC shall be available to the holder of any £1 Preference Shares for the recovery of amounts owing in respect of £1 Preference Shares other than the institution of proceedings for the winding-up of Barclays Bank PLC and/or proving in such winding-up.

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

The £1 Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, subject to the Companies Act 2006 and its Articles. Holders of the £1 Preference Shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC.

Euro Preference Shares

140,000 Euro 4.75% non-cumulative callable preference shares of €100 each (the 4.75% Preference Shares) were issued on 15 March 2005 for a consideration of €1,383.3m (£966.7m), of which the nominal value was €14m and the balance was share premium. The 4.75% Preference Shares entitle the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.75% per annum on the amount of €10,000 per preference share until 15 March 2020, and thereafter quarterly at a rate reset quarterly equal to 0.71% per annum above the Euro interbank offered rate for three-month Euro deposits.

The 4.75% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15 March 2020, and on each dividend payment date thereafter at €10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

US Dollar Preference Shares

100,000 US Dollar 6.278% non-cumulative callable preference shares of $100 each (the 6.278% Preference Shares), represented by 100,000 American Depositary Shares, Series 1, were issued on 8 June 2005 for a consideration of $995.4m (£548.1m), of which the nominal value was $10m and the balance was share premium. The 6.278% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a fixed rate of 6.278% per annum on the amount of $10,000 per preference share until 15 December 2034, and thereafter quarterly at a rate reset quarterly equal to 1.55% per annum above the London interbank offered rate for three-month US Dollar deposits.

The 6.278% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15 December 2034, and on each dividend payment date thereafter at $10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

106 million US Dollar 8.125% non-cumulative callable preference shares of $0.25 each (the 8.125% Preference Shares), represented by 106 million American Depositary Shares, Series 5, were issued on 11 April 2008 and 25 April 2008 for a total consideration of $2,650m (£1,345m), of which the nominal value was $26.5m and the balance was share premium. The 8.125% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 8.125% per annum on the amount of $25 per preference share.

The 8.125% Preference Shares were redeemed in full on December 15, 2018, with payment being made on Monday, December 17, 2018.

196 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Capital instruments, equity and reserves

30 Ordinary shares, share premium, and other equity continued

No redemption or purchase of any 4.75% Preference Shares and the 6.278% Preference Shares (together, the Preference Shares) may be made by Barclays Bank PLC without the prior approval of the UK PRA and any such redemption will be subject to the Companies Act 2006 and the Articles of Barclays Bank PLC.

On a winding-up of Barclays Bank PLC or other return of capital (other than a redemption or purchase of shares of Barclays Bank PLC, or a reduction of share capital), a holder of Preference Shares will rank in the application of assets of Barclays Bank PLC available to shareholders: (1) junior to the holder of any shares of Barclays Bank PLC in issue ranking in priority to the Preference Shares; (2) equally in all respects with holders of other preference shares and any other shares of Barclays Bank PLC in issue ranking pari passu with the Preference Shares; and (3) in priority to the holders of ordinary shares and any other shares of Barclays Bank PLC in issue ranking junior to the Preference Shares.

The holders of the £13m 6% Callable Perpetual Core Tier One Notes and the $179m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the TONs) and the holders of the £35m 5.3304% Step-up Callable Perpetual Reserve Capital Instruments, the £33m 6.3688% Step-up Callable Perpetual Reserve Capital Instruments and the £3,000m 14% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (together, the RCIs) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of preference shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of the preference shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the preference shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the preference shares).

Subject to such ranking, in such event, holders of the preference shares will be entitled to receive out of assets of Barclays Bank PLC available for distributions to shareholders, liquidating distributions in the amount of €10,000 per 4.75% Preference Share and $10,000 per 6.278% Preference Share, plus, in each case, an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding-up or other such return of capital. If a dividend is not paid in full on any preference shares on any dividend payment date, then a dividend restriction shall apply.

This dividend restriction will mean that neither Barclays Bank PLC nor Barclays PLC may (a) declare or pay a dividend (other than payment by Barclays PLC of a final dividend declared by its shareholders prior to the relevant dividend payment date, or a dividend paid by Barclays Bank PLC to Barclays PLC) on any of their respective ordinary shares, other preference shares or other share capital or (b) redeem, purchase, reduce or otherwise acquire any of their respective share capital, other than shares of Barclays Bank PLC held by Barclays PLC or a wholly owned subsidiary, until the earlier of: (1) the date on which Barclays Bank PLC next declares and pays in full a preference dividend; and (2) the date on or by which all the preference shares are redeemed in full or purchased by Barclays Bank PLC.

Holders of the preference shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC. Barclays Bank PLC is not permitted to create a class of shares ranking as regards participation in the profits or assets of Barclays Bank PLC in priority to the preference shares, save with the sanction of a special resolution of a separate general meeting of the holders of the preference shares (requiring a majority of not less than three-fourths of the holders of the preference shares voting at the separate general meeting) or with the consent in writing of the holders of three-fourths of the preference shares.

Except as described above, the holders of the preference shares have no right to participate in the surplus assets of Barclays Bank PLC.

Capital Reorganisation

On 11 September 2018, the High Court of Justice in England and Wales confirmed the cancellation of the share premium account of Barclays Bank PLC, with the balance of £12,092m credited to retained earnings.

Other equity instruments

Other equity instruments of £7,595m (2017: £8,982m) include AT1 securities issued by Barclays Bank PLC. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

In 2018, there was one issuance (2017: two issuances) of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amount totalling $2.5bn (2017: £2.5bn). There was also one redemption in 2018 (2017: none), with principal amount totalling $2.0bn. During the year, £2,070m of Additional Tier 1 (AT1) securities issued by Barclays PLC were transferred from Barclays Bank PLC to Barclays Bank UK PLC.

Barclays Bank PLC 2018 Annual Report on Form 20-F 197

30 Ordinary shares, share premium, and other equity continued

AT1 equity instruments

	Initial call date	2018 £m	2017 £m

AT1 equity instruments - Barclays Bank PLC

8.25% Perpetual Subordinated Contingent Convertible Securities (USD 2,000m)	2018	-	1,242

7.0% Perpetual Subordinated Contingent Convertible Securities	2019	-	698

6.625% Perpetual Subordinated Contingent Convertible Securities (USD 1,211m)	2019	715	715

6.5% Perpetual Subordinated Contingent Convertible Securities (EUR 1,077m)	2019	860	860

8.0% Perpetual Subordinated Contingent Convertible Securities (EUR 1,000m)	2020	836	836

7.875% Perpetual Subordinated Contingent Convertible Securities	2022	1,000	1,000

7.875% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2022	1,136	1,136

7.25% Perpetual Subordinated Contingent Convertible Securities	2023	500	1,250

7.75% Perpetual Subordinated Contingent Convertible Securities (USD 2,500m)	2023	1,925	-

5.875% Perpetual Subordinated Contingent Convertible Securities	2024	623	1,245

Total AT1 equity instruments		7,595	8,982

31 Reserves

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Bank Group net investment in foreign operations, net of the effects of hedging.

Available for sale reserve

Following the adoption of IFRS 9, accumulated fair value changes of £260m previously recognised in the available for sale reserve are now recorded in fair value through other comprehensive income.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represent the changes in the fair value of fair value through other comprehensive income investments since initial recognition.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

Other reserves and other shareholders’ equity

Other reserves relate to redeemed ordinary and preference shares issued by the Barclays Bank Group.

Included in other shareholders’ equity are capital notes which bear interest at rates fixed periodically in advance, based on London interbank rates. These notes are repayable at the option of the Barclays Bank PLC, in whole on any interest payment date. Barclays Bank PLC is not obliged to make a payment of interest on its capital notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC.

	Barclays Bank Group

	2018 £m	2017 £m

Currency translation reserve	3,927	3,084

Available for sale reserve	-	396

Fair value through other comprehensive income reserve	(298)	-

Cash flow hedging reserve	(123)	184

Own credit reserve	(121)	(179)

Other reserves and other shareholders’ equity	(24)	323

Total	3,361	3,808

198 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Capital instruments, equity and reserves

32 Non-controlling interests

	Profit attributable to non-controlling interest			Equity attributable to non-controlling interest			Dividends paid to non-controlling interest

	2018	2017	2016	2018	2017	2016	2018	2017	2016

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays Africa Group Limited	-	140	402	-	-	3,507	-	173	235

Other non-controlling interests	-	4	3	2	1	15	-	-	-
Total	-	144	405	2	1	3,522	-	173	235

Barclays Bank Group’s shareholding in BAGL has reduced from 50.1% in 2016 to 14.9% in 2017. Following the disposal BAGL is not considered as a subsidiary of Barclays Bank Group and has been deconsolidated for accounting purposes and is accounted for as an available for sale asset in 2017.

Barclays Bank PLC 2018 Annual Report on Form 20-F 199

The notes included in this section focus on the costs and commitments associated with employing our staff.

33 Staff costs

Accounting for staff costs

The Barclays Bank Group applies IAS 19 Employee benefits in its accounting for most of the components of staff costs.

Short-term employee benefits – salaries, accrued performance costs and social security are recognised over the period in which the employees provide the services to which the payments relate.

Performance costs – recognised to the extent that the Barclays Bank Group has a present obligation to its employees that can be measured reliably and are recognised over the period of service that employees are required to work to qualify for the services.

Deferred cash and share awards are made to employees to incentivise performance over the period employees provide services. To receive payment under an award, employees must provide service over the vesting period. The period over which the expense for deferred cash and share awards is recognised is based upon the period employees consider their services contribute to the awards. For past awards, the Barclays Bank Group considers that it is appropriate to recognise the awards over the period from the date of grant to the date that the awards vest. In relation to awards granted in 2018, the Barclays Bank Group, taking into account the changing employee understanding surrounding those awards, considered it appropriate for expense to be recognised over four years including the financial year prior to the grant date.

The accounting policies for share-based payments, and pensions and other post-retirement benefits are included in Note 34 and Note 35 respectively.

	2018	2017[c]	2016

	£m	£m	£m

Performance costs	1,300	917	1,555

Salaries[a]	2,269	2,229	3,117

Social security costs	263	272	466

Post-retirement benefits[b]	302	208	326

Other compensation costs	246	119	10
Total compensation costs	4,380	3,745	5,474

Other resourcing costs

Outsourcing	287	472	594

Redundancy and restructuring	87	24	336

Temporary staff costs	54	100	332

Other	66	52	96
Total other resourcing costs	494	648	1,358

Total staff costs	4,874	4,393	6,832

Notes

a	£54m (2017: £238m; 2016: £212m) of Group compensation was capitalised as internally generated software.
b	Post-retirement benefits charge includes £99m (2017: £110m; 2016: £182m) in respect of defined contribution schemes and £203m (2017: £97m; 2016: £138m) in respect of defined benefit schemes.
c

In 2017 £472m of performance costs recharged by Barclays Services Limited to Barclays Bank PLC has been included in Other administration and general expenses within Operating expenses. For further details on Operating expenses refer to Note 10.

34 Share-based payments

Accounting for share-based payments

The Barclays Group applies IFRS 2 Share-based Payments in accounting for employee remuneration in the form of shares.

Employee incentives include awards in the form of shares and share options, as well as offering employees the opportunity to purchase shares on favourable terms. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that employees provide services. The overall cost of the award is calculated using the number of shares and options expected to vest and the fair value of the shares or options at the date of grant.

The number of shares and options expected to vest takes into account the likelihood that performance and service conditions included in the terms of the awards will be met. Failure to meet the non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services.

The fair value of shares is the market price ruling on the grant date, in some cases adjusted to reflect restrictions on transferability. The fair value of options granted is determined using option pricing models to estimate the numbers of shares likely to vest. These take into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Market conditions that must be met in order for the award to vest are also reflected in the fair value of the award, as are any other non-vesting conditions – such as continuing to make payments into a share-based savings scheme.

200 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Employee benefits

34 Share-based payments continued

The charge for the year arising from share based payment schemes was as follows:

	Charge for the year

	2018 £m	2017 £m
Share Value Plan	40	87

Deferred Share Value Plan	195	65

Others	131	55
Total equity settled	366	207

Cash settled	1	1
Total share based payments	367	208

The terms of the main current plans are as follows:

Share Value Plan (SVP)

The SVP was introduced in March 2010 and approved by shareholders (for Executive Director participation and use of new issue shares) at the AGM in April 2011. SVP awards are granted to participants in the form of a conditional right to receive Barclays PLC shares or provisional allocations of Barclays PLC shares which vest or are considered for release over a period of three, five or seven years. Participants do not pay to receive an award or to receive a release of shares. The grantor may also make a dividend equivalent payment to participants on release of a SVP award. SVP awards are also made to eligible employees for recruitment purposes. All awards are subject to potential forfeiture in certain leaver scenarios.

Deferred Share Value Plan (DSVP)

The DSVP was introduced in February 2017. The terms of the DSVP are materially the same as the terms of the SVP as described above, save that Executive Directors are not eligible to participate in the DSVP and the DSVP operates over market purchase shares only.

Other schemes

In addition to the SVP and DSVP, the Barclays Group operates a number of other schemes settled in Barclays PLC Shares including Sharesave (both UK and Ireland), Sharepurchase (both UK and overseas), and the Barclays Group Long Term Incentive Plan. A delivery of upfront shares to ‘Material Risk Takers’ can be made as Share Incentive Award.

Share option and award plans

The weighted average fair value per award granted, weighted average share price at the date of exercise/release of shares during the year, weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date are as follows:

	2018				2017

	Weighted average fair value per award granted in year £	Weighted average share price at exercise/ release during year £	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)	Weighted average fair value per award granted in year £	Weighted average share price at exercise/ release during year £	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)

SVP[a,b]	1.99	2.11	<1	58,370	2.30	2.30	1	167,476

DSVP[a,b]	1.94	2.10	1	183,962	2.25	2.07	1	115,929

Others[a]	0.36-2.11	1.82-2.11	0-3	38,092	0.41-2.30	1.52-2.30	0-3	129,307

Notes

a	Options/award granted over Barclays PLC shares.
b	Nil cost award and therefore the weighted average exercise price was nil.

SVP and DSVP are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently, the fair value of these awards is based on the market value at that date.

Barclays Bank PLC 2018 Annual Report on Form 20-F 201

34 Share-based payments continued

Movements in options and awards

The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	SVP[a,b]		DSVP[a,b]		Others[a,c]

	Number (000s)		Number (000s)		Number (000s)		Weighted average ex. price (£)

	2018	2017	2018	2017	2018	2017	2018	2017

Outstanding at beginning of year/acquisition date	167,476	291,464	115,929	-	129,307	180,265	1.39	1.38

Transfers in the year[d]	(2,450)	59,990	(2,547)	-	(90,609)	(49,822)	-	-

Granted in the year	855	322	119,668	121,885	61,736	88,597	1.51	1.66

Exercised/released in the year	(102,752)	(172,718)	(39,820)	(1,964)	(56,498)	(73,762)	1.50	1.52

Less: forfeited in the year	(4,759)	(11,582)	(9,268)	(3,992)	(5,844)	(12,247)	1.52	1.42

Less: expired in the year	-	-	-	-	-	(3,724)	1.72	2.03

Outstanding at end of year	58,370	167,476	183,962	115,929	38,092	129,307	1.39	1.41

Of which exercisable:	-	18	-	-	4,083	15,620	1.90	1.58

Notes

a	Options/award granted over Barclays PLC shares.
b	Nil cost award and therefore the weighted average exercise price was nil.
c

The number of awards within Others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was (1,339,640)). The weighted average exercise price relates to Sharesave.

d	Awards of employees transferred between Barclays Bank Group and the rest of Group.

Certain of the Barclays Bank Group’s share option plans enable certain directors and employees to subscribe for new ordinary shares of Barclays PLC.

There were no significant modifications to the share based payments arrangements in 2018 and 2017.

As at 31 December 2018, the total liability arising from cash-settled share based payments transactions was £2m (2017: £2m).

202 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Employee benefits

35 Pensions and post-retirement benefits

Accounting for pensions and post-retirement benefits

The Barclays Bank Group operates a number of pension schemes and post-employment benefit schemes.

Defined contribution schemes – the Barclays Bank Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

Defined benefit schemes – the Barclays Bank Group recognises its obligations to members of each scheme at the period end, less the fair value of the scheme assets after applying the asset ceiling test.

Each scheme’s obligations are calculated using the projected unit credit method. Scheme assets are stated at fair value as at the period end.

Changes in pension scheme liabilities or assets (remeasurements) that do not arise from regular pension cost, net interest on net defined benefit liabilities or assets, past service costs, settlements or contributions to the scheme, are recognised in other comprehensive income. Remeasurements comprise experience adjustments (differences between previous actuarial assumptions and what has actually occurred), the effects of changes in actuarial assumptions, return on scheme assets (excluding amounts included in the interest on the assets) and any changes in the effect of the asset ceiling restriction (excluding amounts included in the interest on the restriction).

Post-employment benefit schemes – the cost of providing healthcare benefits to retired employees is accrued as a liability in the financial statements over the period that the employees provide services to the Barclays Group, using a methodology similar to that for defined benefit pension schemes.

Pension schemes

UK Retirement Fund (UKRF)

The UKRF is Barclays Bank Group’s main scheme, representing 97% of Barclays Bank Group’s total retirement benefit obligations. Barclays Bank PLC is the principal employer of the UKRF. The UKRF was closed to new entrants on 1 October 2012, and comprises 10 sections, the two most significant of which are:

◾

Afterwork, which comprises a contributory cash balance defined benefit element, and a voluntary defined contribution element. The cash balance element is accrued each year and revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (up to a maximum of 5% p.a.). An increase of up to 2% a year may also be added at Barclays’ discretion. Between 1 October 2003 and 1 October 2012 the majority of new UK employees (except for the employees of the investment banking business within Barclays International) were eligible to join this section. The costs of ill-health retirements and death in service benefits for Afterwork members are borne by the UKRF. The main risks that Barclays runs in relation to Afterwork are limited although additional contributions are required if pre-retirement investment returns are not sufficient to provide for the benefits.

◾

The 1964 Pension Scheme. Most employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April 2010, members became eligible to accrue future service benefits in either Afterwork or the Pension Investment Plan (PIP), a historic defined contribution section which is now closed to future contributions. The risks that Barclays runs in relation to the 1964 section are typical of final salary pension schemes, principally that investment returns fall short of expectations, that inflation exceeds expectations, and that retirees live longer than expected.

Barclays Pension Savings Plan (BPSP)

From 1 October 2012, a new UK pension scheme, the BPSP, was established to satisfy Auto Enrolment legislation. The BPSP is a defined contribution scheme providing benefits for all new UK hires from 1 October 2012, employees of the investment banking business within Barclays International who were in PIP as at 1 October 2012, and also all UK employees who were not members of a pension scheme at that date. As a defined contribution scheme, BPSP is not subject to the same investment return, inflation or life expectancy risks for Barclays that defined benefit schemes are. Members’ benefits reflect contributions paid and the level of investment returns achieved.

Other

Apart from the UKRF and the BPSP, Barclays operates a number of smaller pension and long-term employee benefits and post-retirement health care plans globally, the largest of which are the US defined benefit schemes. Many of the schemes are funded, with assets backing the obligations held in separate legal vehicles such as trusts. Others are operated on an unfunded basis. The benefits provided, the approach to funding, and the legal basis of the schemes, reflect local environments.

Governance

The UKRF operates under trust law and is managed and administered on behalf of the members in accordance with the terms of the Trust Deed and Rules and all relevant legislation. The Corporate Trustee is Barclays Pension Funds Trustees Limited, a private limited company and a wholly owned subsidiary of Barclays Bank PLC. The Trustee is the legal owner of the assets of the UKRF which are held separately from the assets of Barclays PLC.

The Trustee Board comprises six Management Directors selected by Barclays, of whom three are independent Directors with no relationship with Barclays (and who are not members of the UKRF), plus three Member Nominated Directors selected from eligible active staff and pensioner members who apply for the role.

The BPSP is a Group Personal Pension arrangement which operates as a collection of personal pension plans. Each personal pension plan is a direct contract between the employee and the BPSP provider (Legal & General Assurance Society Limited), and is regulated by the FCA.

Similar principles of pension governance apply to Barclays Bank PLC’s other pension schemes, depending on local legislation.

Barclays Bank PLC 2018 Annual Report on Form 20-F 203

35 Pensions and post-retirement benefits continued

Amounts recognised

The following tables include amounts recognised in the income statement and an analysis of benefit obligations and scheme assets for all Barclays Bank Group defined benefit schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded and unfunded post-retirement benefits.

Income statement charge
	2018 £m	2017 £m
Current service cost	64	261
Net finance cost	(24)	(12)
Past service cost	134	(3)
Other movements	5	-
Total	179	246

Barclays Bank Group is the principal employer of the UKRF and hence Scheme Assets and Defined Benefit Obligations relating to the UKRF are recognised within Barclays Bank Group. Barclays Bank UK and Barclays Execution Services are participating employers in the UKRF and their share of the UKRF service cost is borne by them. Of the £240m current service cost in the below table, £69m relates to Barclays Bank UK PLC, £83m relates to Barclays Execution Services and £24m relates to an adjustment made for discontinued operations relating to Barclays Bank UK PLC. While the entire current service cost is accounted for in Barclays Bank Group on balance sheet, the income statement charge is accounted for across all the participating employers.

Balance sheet reconciliation	2018		2017
	Barclays Bank Group Total £m	Of which relates to UKRF £m	Barclays Bank Group Total £m	Of which relates to UKRF £m
Benefit obligation at beginning of the year	(30,243)	(29,160)	(33,020)	(31,847)
Current service cost	(240)	(226)	(261)	(245)
Interest costs on scheme liabilities	(705)	(677)	(843)	(810)
Past service cost	(134)	(140)	3	-
Remeasurement loss - financial	1,129	1,075	(386)	(330)
Remeasurement (loss)/gain - demographic	(242)	(245)	(229)	(240)
Remeasurement (loss)/gain - experience	(75)	(94)	(612)	(614)
Employee contributions	(4)	(1)	(5)	(1)
Benefits paid	2,205	2,167	4,970	4,927
Exchange and other movements	72	-	140	-
Benefit obligation at end of the year	(28,237)	(27,301)	(30,243)	(29,160)
Fair value of scheme assets at beginning of the year	30,922	30,112	32,657	31,820
Interest income on scheme assets	729	709	855	831
Employer contribution	754	741	1,152	1,124
Settlements	(106)	-	-	-
Remeasurement - return on plan assets greater than discount rate	(400)	(360)	1,333	1,263
Employee contributions	4	1	5	1
Benefits paid	(2,205)	(2,167)	(4,970)	(4,927)
Exchange and other movements	24	-	(110)	-
Fair value of scheme assets at the end of the year	29,722	29,036	30,922	30,112
Net surplus/(deficit)	1,485	1,735	679	952
Retirement benefit assets	1,768	1,735	966	952
Retirement benefit liabilities	(283)	-	(287)	-
Net retirement benefit assets/(liabilities)	1,485	1,735	679	952

Included within the Barclays Bank Group’s benefit obligation was £757m (2017: £894m) relating to overseas pensions and £172m (2017: £189m) relating to other post-employment benefits.

As at 31 December 2018, the UKRF’s scheme assets were in surplus versus IAS 19 obligations by £1,735m (2017: £952m). The movement for the UKRF was driven by an increase in the discount rate and payment of deficit contributions, offset by lower than assumed asset returns and revised early retirement and cash commutation factors. Barclays Bank Group has considered all of the implications of the High Court ruling in the Lloyds Banking Group Pension Trustees case on the requirement to equalise pensions in respect of Guaranteed Minimum Pensions (GMP). This resulted in a £140m increase in pension obligation which has been recognised as a past service cost. Any future clarifications to GMP equalisation leading to a change in financial assumptions are expected to be recognised in equity.

Of the £2,167m (2017: £4,927m) UKRF benefits paid out, £1,420m (2017: £4,151m) related to transfers out of the fund.

204 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Employee benefits

35 Pensions and post-retirement benefits continued

Where a scheme’s assets exceed its obligation, an asset is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions (the “asset ceiling”). In the case of the UKRF the asset ceiling is not applied as, in certain specified circumstances such as wind-up, Barclays expects to be able to recover any surplus. The Trustee does not have a substantive right to augment benefits, nor do they have the right to wind up the plan except in the dissolution of the Barclays Bank Group or termination of contributions by the Barclays Bank Group. The application of the asset ceiling to other plans is considered on an individual plan basis.

Critical accounting estimates and judgements

Actuarial valuation of the schemes’ obligation is dependent upon a series of assumptions. Below is a summary of the main financial and demographic assumptions adopted for the UKRF.

Key UKRF financial assumptions	2018	2017

	% p.a.	% p.a.

Discount rate	2.71	2.46

Inflation rate (RPI)	3.25	3.22

The UKRF discount rate assumption for 2018 was based on a variant of the standard Willis Towers Watson RATE Link model. This variant includes all bonds rated AA by at least one of the four major ratings agencies, and assumes that yields after year 30 are flat. The RPI inflation assumption for 2018 was set by reference to the Bank of England’s implied inflation spot curve, assuming the spot curve remains flat after 30 years. The inflation assumption incorporates a deduction of 20 basis points as an allowance for an inflation risk premium. The methodology used to derive the discount rate and price inflation assumptions is consistent with that used at the prior year end.

The UKRF’s post-retirement mortality assumptions are based on a best estimate assumption derived from an analysis in 2016 of Barclays own post-retirement mortality experience, and taking account of the recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2017 core projection model published by the Continuous Mortality Investigation Bureau subject to a long-term trend of 1.25% pa in future improvements. The methodology used is consistent with the prior year end, except that the 2016 core projection model was used at 2017. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the past three years:

Assumed life expectancy	2018	2017	2016
Life expectancy at 60 for current pensioners (years)

– Males	27.7	27.8	27.9

– Females	29.4	29.4	29.7
Life expectancy at 60 for future pensioners currently aged 40 (years)

– Males	29.2	29.3	29.7

– Females	31.0	31.0	31.7

The assumption for future transfers out has been adjusted to reflect volumes experienced in 2018 which were lower than previously assumed. The revised assumption is that 7.5% of the benefit obligation in respect of deferred members will transfer out during 2019, 5% in 2020, 2.5% in 2021, tapering down to 0% from 2022 onwards (2017: 15% of the benefit obligation in respect of deferred members will transfer out during 2019, 10% in 2020, 5% in 2021, tapering down to 0% from 2022 onwards).

Sensitivity analysis on actuarial assumptions

The sensitivity analysis has been calculated by valuing the UKRF liabilities using the amended assumptions shown in the table below and keeping the remaining assumptions the same as disclosed in the table above, except in the case of the inflation sensitivity where other assumptions that depend on assumed inflation have also been amended correspondingly. The difference between the recalculated liability figure and that stated in the balance sheet reconciliation table above is the figure shown. The selection of these movements to illustrate the sensitivity of the defined benefit obligation to key assumptions should not be interpreted as Barclays expressing any specific view of the probability of such movements happening.

Barclays Bank PLC 2018 Annual Report on Form 20-F 205

35 Pensions and post-retirement benefits continued

Change in key assumptions

	2018	2017

	(Decrease)/Increase in UKRF defined benefit obligation £bn	(Decrease)/Increase in UKRF defined benefit obligation £bn
Discount rate
0.50% p.a. increase	(2.1)	(2.4)
0.25% p.a. increase	(1.1)	(1.2)
0.25% p.a. decrease	1.1	1.3
0.50% p.a. decrease	2.4	2.8
Assumed RPI
0.50% p.a. increase	1.3	1.6
0.25% p.a. increase	0.7	0.8
0.25% p.a. decrease	(0.6)	(0.7)
0.50% p.a. decrease	(1.3)	(1.5)
Life expectancy at 60
One year increase	0.9	1.0
One year decrease	(0.9)	(1.0)

The weighted average duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 17 years.

Assets

A long-term investment strategy has been set for the UKRF, with its asset allocation comprising a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others. The long-term investment strategy ensures, among other aims, that investments are adequately diversified. Asset managers are permitted some flexibility to vary the asset allocation from the long-term investment strategy within control ranges agreed with the Trustee from time to time.

The UKRF also employs derivative instruments, where appropriate, to achieve a desired exposure or return, or to match assets more closely to liabilities. The value of assets shown reflects the assets held by the scheme, with any derivative holdings reflected on a fair value basis.

206 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Employee benefits

35 Pensions and post-retirement benefits continued

The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets

	Barclays Bank Group Total		Of which relates to UKRF
	Value £m	% of total fair value of scheme assets %	Value £m	% of total fair value of scheme assets %

As at 31 December 2018
Equities - quoted	2,916	9.8	2,787	9.6
Equities - non-quoted	1,995	6.7	1,995	6.9
Bonds - fixed government[a]	4,099	13.8	3,840	13.2
Bonds - index-linked government[a]	11,960	40.2	11,951	41.1
Bonds - corporate and other[a]	5,653	19.0	5,479	18.9
Property - commercial[b]	1,712	5.8	1,702	5.9
Derivatives[b]	266	0.9	266	0.9
Other[c]	1,121	3.8	1,016	3.5

Fair value of scheme assets	29,722	100.0	29,036	100.0

As at 31 December 2017
Equities - quoted	4,377	14.1	4,151	13.8
Equities - non-quoted	2,001	6.5	2,001	6.6
Bonds - fixed government[a]	2,433	7.9	2,184	7.3
Bonds - index-linked government[a]	13,089	42.3	13,078	43.4
Bonds - corporate and other[a]	5,195	16.8	4,999	16.6
Property - commercial[b]	1,911	6.2	1,902	6.3
Derivatives[b]	816	2.6	816	2.7
Other[c]	1,100	3.6	981	3.3

Fair value of scheme assets	30,922	100.0	30,112	100.0

Notes

a	Assets held are predominately quoted.
b	Assets held are predominantly non-quoted.
c	Assets held are predominantly in Infrastructure Funds.

Included within the fair value of scheme assets were: £nil (2017: £0.1m) relating to shares in Barclays PLC and £nil (2017: £0.6m) relating to bonds issued by Barclays PLC. The UKRF also invests in pooled investment vehicles which may hold shares or debt issued by Barclays PLC.

The UKRF scheme assets also include £1m (2017: £15m) relating to UK private equity investments and £1,994m (2017: £1,986m) relating to overseas private equity investments. These are disclosed above within Equities – non-quoted.

Approximately 46% of the UKRF assets are invested in liability-driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.

Funding

The Scheme Actuary prepares an annual update of the UKRF funding position in addition to the full triennial actuarial valuation. The latest annual update was carried out as at 30 September 2018 and showed a deficit of £4.04bn and a funding level of 88.4%.

The last triennial actuarial valuation of the UKRF had an effective date of 30 September 2016 and was completed in July 2017. This valuation showed a funding deficit of £7.87bn and a funding level of 81.5%.

The improvement in funding position between 30 September 2016 and 30 September 2018 was largely due to payment of deficit contributions, higher than assumed asset returns, higher Government bond yields, and transfers out of the scheme.

At the 2016 triennial actuarial valuation the Group and UKRF Trustee agreed a revised scheme-specific funding target, statement of funding principles, schedule of contributions, a recovery plan to seek to eliminate the deficit relative to the funding target and some additional support measures. The agreement with the UKRF Trustee also takes into account the changes to the Group structure that were implemented as a result of ring-fencing.

The main differences between the funding and IAS 19 assumptions were a different approach to setting the discount rate and a more conservative longevity assumption for funding.

Barclays Bank PLC 2018 Annual Report on Form 20-F 207

35 Pensions and post-retirement benefits continued

The deficit reduction contributions agreed with the UKRF Trustee as part of the 30 September 2016 valuation recovery plan are shown in the table below.

Year	Deficit contributions 30 September 2016 valuation £m
2017	740
2018	500
2019	500
2020	500
2021 to 2026	1,000 each year

The deficit reduction contributions are in addition to the regular contributions to meet the Barclays Bank Group’s share of the cost of benefits accruing over each year. The next funding valuation of the UKRF is due to be completed in 2020 with an effective date of 30 September 2019.

Other support measures agreed at the same time as the valuation

Collateral - The UKRF Trustee and Barclays Bank PLC have entered into an arrangement whereby a collateral pool has been put in place to provide security for the UKRF funding deficit as it increases or decreases over time, and associated deficit recovery contributions. The collateral pool is currently made up of government securities. Agreement was made with the Trustee to increase the proportion of the deficit covered from 88.5% to 100% effective from 26 March 2018 with an overall cap remaining of £9.0bn. The arrangement provides the UKRF Trustee with dedicated access to the pool of assets in the event of Barclays Bank PLC not paying a deficit reduction contribution to the UKRF or in the event of Barclays Bank PLC’s insolvency. These assets are included within Note 40 Assets pledged.

Support from Barclays PLC - In the event of Barclays Bank PLC not paying a deficit reduction contribution payment required under the 2016 valuation recovery plan by a specified pre-payment date, Barclays PLC has entered into an arrangement whereby it will be required to use, in first priority, dividends received from Barclays Bank UK PLC (if any) to invest the proceeds in Barclays Bank PLC (up to the maximum amount of the deficit reduction contribution unpaid by Barclays Bank PLC). The proceeds of the investment will be used to discharge Barclays Bank PLC’s unpaid deficit reduction contribution.

Participation - As permitted under the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, Barclays Bank UK PLC is a participating employer in the UKRF and will remain so during a transitional phase until September 2025 as set out in a deed of participation. Barclays Bank UK PLC will make contributions for the future service of its employees who are currently Afterwork members and, in the event of Barclays Bank PLC’s insolvency during this period provision has been made to require Barclays Bank UK PLC to become the principal employer of the UKRF. Barclays Bank PLC’s Section 75 debt would be triggered by the insolvency (the debt would be calculated after allowing for the payment to the UKRF of the collateral above).

Defined benefit contributions paid with respect to the UKRF were as follows:

Contributions paid
£m
2018	741
2017	1,124
2016	634

There were £nil (2017: £153m; 2016: £112m) Section 75 contributions included within the Barclays Group’s contributions paid as no participating employers left the UKRF scheme in 2018.

The Barclays Group’s expected contribution to the UKRF in respect of defined benefits in 2019 is £725m (2018: £716m). In addition, the expected contributions to UK defined contribution schemes in 2019 is £34m (2018: £35m) to the UKRF and £168m (2018: £146m) to the BPSP.

208 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Scope of consolidation

The section presents information on the Barclays Bank Group’s investments in subsidiaries, joint ventures and associates and its interests in structured entities. Detail is also given on securitisation transactions the Barclays Bank Group has entered into and arrangements that are held off-balance sheet.

36 Principal subsidiaries

Barclays Bank Group applies IFRS 10 Consolidated Financial Statements. The consolidated financial statements combine the financial statements of Barclays Bank PLC and all of its subsidiaries. Subsidiaries are entities over which Barclays Bank Group has control. Under IFRS 10, this is when Barclays Bank Group is exposed or has rights to variable returns from its involvement in the entity and has the ability to affect those returns through its power over the entity.

Barclays Bank Group reassesses whether it controls an entity if facts and circumstances indicate that there have been changes to its power, its rights to variable returns or its ability to use its power to affect the amount of its returns.

Intra-group transactions and balances are eliminated on consolidation and consistent accounting policies are used throughout the Barclays Bank Group for the purposes of the consolidation. Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has been obtained and they do not result in loss of control.

The significant judgements used in applying this policy are set out below.

Accounting for investment in subsidiaries

In the individual financial statements of Barclays Bank PLC, investments in subsidiaries are stated at cost less impairment.

Investments in subsidiaries, the principal of which are engaged in banking related activities, are recorded on the balance sheet at historical cost less any impairment. At 31 December 2018 the historical cost of investments in subsidiaries was £15,452m (2017: £15,525m), and impairment allowances recognised against these investments totalled £494m (2017: £911m). The decrease in historic cost is predominantly due to intra-group transfers, partially offset by capital injections into various subsidiaries. The decrease in impairment is predominantly due to the release of impairment on an investment transferred to Barclays Bank UK PLC.

Principal subsidiaries for the Barclays Bank Group are set out below. This includes those subsidiaries that are most significant in the context of the Barclays Bank Group’s business, results or financial position.

Company Name	Principal place of business or incorporation	Nature of business	Percentage of voting rights held %	Non-controlling interests - proportion of ownership interests %	Non-controlling interests - proportion of voting interests %

Barclays Bank Ireland PLC	Ireland	Banking, holding company	100	-	-

Barclays Capital Inc.	United States	Securities dealing	100	-	-

Barclays Capital Securities Limited	England	Securities dealing	100	-	-

Barclays Securities Japan Limited	Japan	Securities dealing	100	-	-

Barclays Bank Delaware	United States	Credit card issuer	100	-	-

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries.

Ownership interests are in some cases different to voting interests due to the existence of non-voting equity interests, such as preference shares. See Note 30 for more information.

Significant judgements and assumptions used to determine the scope of the consolidation

Determining whether the Barclays Bank Group has control of an entity is generally straightforward based on ownership of the majority of the voting capital. However, in certain instances, this determination will involve significant judgement, particularly in the case of structured entities where voting rights are often not the determining factor in decisions over the relevant activities. This judgement will involve assessing the purpose and design of the entity. It will also often be necessary to consider whether the Barclays Bank Group, or another involved party with power over the relevant activities, is acting as a principal in its own right or as an agent on behalf of others.

There is also often considerable judgement involved in the ongoing assessment of control over structured entities. In this regard, where market conditions have deteriorated such that the other investors’ exposures to the structure’s variable returns have been substantively eliminated, the Barclays Bank Group may conclude that the managers of the structured entity are acting as its agent and therefore will consolidate the structured entity.

An interest in equity voting rights exceeding 50% would typically indicate that the Barclays Bank Group has control of an entity. However, the entity set out below is excluded from consolidation because the Barclays Bank Group does not have exposure to its variable returns.

Country of registration or incorporation	Company name	Percentage of voting rights held (%)	Equity shareholders’ funds (£m)	Retained profit for the year (£m)

Cayman Islands	Palomino Limited	100	-	-

Barclays Bank PLC 2018 Annual Report on Form 20-F 209

36 Principal subsidiaries continued

This entity is managed by an external counterparty and consequently is not controlled by the Barclays Bank Group. Interests relating to this entity are included in Note 37.

Significant restrictions

As is typical for a Group of its size and international scope, there are restrictions on the ability of the Barclays Bank Group to obtain distributions of capital, access the assets or repay the liabilities of members of its Group due to the statutory, regulatory and contractual requirements of its subsidiaries and due to the protective rights of non-controlling interests. These are considered below.

Regulatory requirements

The Barclays Bank Group’s principal subsidiary companies have assets and liabilities before intercompany eliminations of £246bn (2017: £276bn) and £238bn (2017: £268bn) respectively. The assets and liabilities are subject to prudential regulation and regulatory capital requirements in the countries in which they are regulated. These require entities to maintain minimum capital levels which cannot be returned to the Parent company, Barclays Bank PLC on a going concern basis.

In order to meet capital requirements, subsidiaries may issue certain equity accounted and debt accounted financial instruments such as Tier 1 and Tier 2 capital instruments and other forms of subordinated liabilities. Refer to Note 30 and Note 29 for particulars of these instruments. These instruments may be subject to cancellation clauses or preference share restrictions that would limit the ability of the entity to repatriate the capital on a timely basis.

Liquidity requirements

Regulated subsidiaries of the Barclays Bank Group are required to meet PRA or local regulatory requirements pertaining to liquidity. Some of the regulated subsidiaries include Barclays Capital Inc. and Barclays Bank Delaware. See pages 74 to 78 for further details of liquidity requirements, including those of the Barclays Bank Group’s significant subsidiaries.

Statutory requirements

The Barclays Bank Group’s subsidiaries are subject to statutory requirements not to make distributions of capital and unrealised profits and generally to maintain solvency. These requirements restrict the ability of subsidiaries to make remittances of dividends to Barclays Bank PLC, the parent, except in the event of a legal capital reduction or liquidation. In most cases the regulatory restrictions referred to above exceed the statutory restrictions.

Contractual requirements

Asset encumbrance

The Barclays Bank Group uses its financial assets to raise finance in the form of securitisations and through the liquidity schemes of central banks, as well as to provide security for the UK Retirement Fund. Once encumbered, the assets are not available for transfer around the Barclays Bank Group. The assets typically affected are disclosed in Note 40.

Assets held by consolidated structured entities

None of the assets (2017: £nil) included in the Barclays Bank Group’s balance sheet relate to consolidated investment funds, held to pay return and principal to the holders of units in the funds.

Other restrictions

The Barclays Bank Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,717m (2017: £3,360m).

37 Structured entities

A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well-defined objective with restrictions around their ongoing activities.

Depending on the Barclays Bank Group’s power over the activities of the entity and its exposure to and ability to influence its own returns, it may consolidate the entity. In other cases, it may sponsor or have exposure to such an entity but not consolidate it.

Consolidated structured entities

The Barclays Bank Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities:

Securitisation vehicles

The Barclays Bank Group uses securitisation as a source of financing and a means of risk transfer. Refer to Note 39 for further detail.

The Barclays Bank Group, in previous periods, has provided liquidity facilities to certain securitisation vehicles. At 31 December 2018, there were no outstanding loan commitments to these entities (2017: £nil).

Commercial paper (CP) and medium-term note conduits

The Barclays Bank Group provided £11.7bn (2017: £10.2bn) in undrawn contractual backstop liquidity facilities to CP conduits.

210 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Scope of consolidation

37 Structured entities continued

Fund management entities

In previous periods, Barclays had contractually guaranteed the performance of certain cash investments in a number of managed investment funds which resulted in their consolidation. As at 31 December 2018, the notional value of the guarantees were £nil (2017: £nil) as the European Wealth Funds associated with these guarantees were either closed or ownership has been transferred outside the Barclays Bank Group and they are no longer consolidated.

Employee benefit and other trusts

Barclays Bank PLC provides capital contributions to employee benefit trusts to enable them to meet obligations to the employees of Barclays Bank PLC in relation to Barclays Group’s share-based remuneration arrangements. During 2018, the Barclays Bank Group provided undrawn liquidity facilities of £2.6bn (2017: £1.8bn) to certain trusts.

Unconsolidated structured entities in which the Barclays Bank Group has an interest

An interest in a structured entity is any form of contractual or non-contractual involvement which creates variability in returns arising from the performance of the entity for the Barclays Bank Group. Such interests include holdings of debt or equity securities, derivatives that transfer financial risks from the entity to the Barclays Bank Group, lending, loan commitments, financial guarantees and investment management agreements.

Interest rate swaps, foreign exchange derivatives that are not complex and which expose the Barclays Bank Group to insignificant credit risk by being senior in the payment waterfall of a securitisation and derivatives that are determined to introduce risk or variability to a structured entity are not considered to be an interest in an entity and have been excluded from the disclosures below.

The nature and extent of the Barclays Bank Group’s interests in structured entities is summarised below:

Summary of interests in unconsolidated structured entities

	Secured financing £m	Short-term traded interests £m	Traded derivatives £m	Other interests £m	Total £m

As at 31 December 2018

Assets

Trading portfolio assets	-	12,206	-	-	12,206

Financial assets at fair value through the income statement	32,359	-	-	2,595	34,954

Derivative financial instruments	-	-	5,236	-	5,236

Loans and advances at amortised cost	-	-	-	15,019	15,019

Other assets	-	-	-	13	13

Total assets	32,359	12,206	5,236	17,627	67,428

Liabilities

Derivative financial instruments	-	-	6,438	2,586	9,024

As at 31 December 2017

Assets

Trading portfolio assets	-	10,788	-	699	11,487

Financial assets at fair value through the income statement	31,520	-	-	2,721	34,241

Derivative financial instruments	-	-	4,380	-	4,380

Loans and advances at amortised cost	5,481	-	-	17,386	22,867

Reverse repurchase agreements and other similar secured lending	753	-	-	-	753

Other assets	-	-	-	509	509

Total assets	37,754	10,788	4,380	21,315	74,237

Liabilities

Derivative financial instruments	-	-	5,193	3,356	8,549

Secured financing arrangements, short-term traded interests and traded derivatives are typically managed under market risk management policies described on pages 33 to 34 which includes an indication of the change of risk measures compared to last year. For this reason, the total assets of these entities are not considered meaningful for the purposes of understanding the related risks and so have not been presented. Other interests include conduits and lending where the interest is driven by normal customer demand.

Secured financing

The Barclays Bank Group routinely enters into reverse repurchase contracts, stock borrowing and similar arrangements on normal commercial terms where the counterparty to the arrangement is a structured entity. Due to the nature of these arrangements, especially the transfer of collateral and ongoing margining, the Barclays Bank Group has minimal exposure to the performance of the structured entity counterparty. This includes margin lending which is presented under financial assets at fair value through the income statement to align to the balance sheet presentation.

Barclays Bank PLC 2018 Annual Report on Form 20-F 211

37 Structured entities continued

Short-term traded interests

The Barclays Bank Group buys and sells interests in structured entities as part of its trading activities, for example, retail mortgage-backed securities, collateralised debt obligations and similar interests. Such interests are typically held individually or as part of a larger portfolio for no more than 90 days. In such cases, the Barclays Bank Group typically has no other involvement with the structured entity other than the securities it holds as part of trading activities and its maximum exposure to loss is restricted to the carrying value of the asset.

As at 31 December 2018, £8,436m (2017: £9,645m) of the Barclays Bank Group’s £12,206m (2017: £10,788m) short-term traded interests were comprised of debt securities issued by asset securitisation vehicles.

Traded derivatives

The Barclays Bank Group enters into a variety of derivative contracts with structured entities which reference market risk variables such as interest rates, foreign exchange rates and credit indices among other things. The main derivative types which are considered interests in structured entities include index-based and entity specific credit default swaps, balance guaranteed swaps, total return swaps, commodities swaps, and equity swaps. A description of the types of derivatives and the risk management practices are detailed in Note 15. The risk of loss may be mitigated through ongoing margining requirements as well as a right to cash flows from the structured entity which are senior in the payment waterfall. Such margining requirements are consistent with market practice for many derivative arrangements and in line with the Barclays Bank Group’s normal credit policies.

Derivative transactions require the counterparty to provide cash or other collateral under margining agreements to mitigate counterparty credit risk. The Barclays Bank Group is mainly exposed to settlement risk on these derivatives which is mitigated through daily margining. Total notionals amounted to £1,477,753m (2017: £1,680,615m).

Except for credit default swaps where the maximum exposure to loss is the swap notional amount, it is not possible to estimate the maximum exposure to loss in respect of derivative positions as the fair value of derivatives is subject to changes in market rates of interest, exchange rates and credit indices which by their nature are uncertain. In addition, the Barclays Bank Group’s losses would be subject to mitigating action under its traded market risk and credit risk policies that require the counterparty to provide collateral in cash or other assets in most cases.

Other interests in unconsolidated structured entities

The Barclays Bank Group’s interests in structured entities not held for the purposes of short-term trading activities are set out below, summarised by the purpose of the entities and limited to significant categories, based on maximum exposure to loss.

Nature of interest
	Multi-seller conduit programmes £m	Lending £m	Investment funds and trusts £m	Others £m	Total £m

As at 31 December 2018

Financial assets at fair value through the income statement

– Debt securities	444	-	-	114	558

– Loans and advances	-	-	-	2,037	2,037

Loans and advances at amortised cost	6,100	8,269	-	650	15,019

Other assets	9	3	1	-	13

Total on-balance sheet exposures	6,553	8,272	1	2,801	17,627

Total off-balance sheet notional amounts	11,671	4,172	-	431	16,274

Maximum exposure to loss	18,224	12,444	1	3,232	33,901

Total assets of the entity	73,109	187,176	455	21,255	281,995

As at 31 December 2017

Trading portfolio assets

– Debt securities	-	-	-	699	699

Financial assets at fair value through the income statement

– Loans and advances	-	-	-	2,721	2,721

Loans and advances at amortised cost	5,424	11,497	-	465	17,386

Other assets	468	11	8	22	509

Total on-balance sheet exposures	5,892	11,508	8	3,907	21,315

Total off-balance sheet notional amounts	6,270	6,337	-	446	13,053

Maximum exposure to loss	12,162	17,845	8	4,353	34,368

Total assets of the entity	103,057	179,994	11,137	22,669	316,857

212 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Scope of consolidation

37 Structured entities continued

Maximum exposure to loss

Unless specified otherwise below, the Barclays Bank Group’s maximum exposure to loss is the total of its on-balance sheet positions and its off-balance sheet arrangements, being loan commitments and financial guarantees. Exposure to loss is mitigated through collateral, financial guarantees, the availability of netting and credit protection held.

Multi-seller conduit programme

The multi-seller conduit engages in providing financing to various clients and holds whole or partial interests in pools of receivables or similar obligations. These instruments are protected from loss through over-collateralisation, seller guarantees, or other credit enhancements provided to the conduit. The Barclays Bank Group’s off-balance sheet exposure included in the table above represents liquidity facilities that are provided to the conduit for the benefit of the holders of the commercial paper issued by the conduit and will only be drawn where the conduit is unable to access the commercial paper market. If these liquidity facilities are drawn, the Barclays Bank Group is protected from loss through over-collateralisation, seller guarantees, or other credit enhancements provided to the conduit.

Lending

The portfolio includes lending provided by the Barclays Bank Group to unconsolidated structured entities in the normal course of its lending business to earn income in the form of interest and lending fees and includes loans to structured entities that are generally collateralised by property, equipment or other assets. All loans are subject to the Barclays Bank Group’s credit sanctioning process. Collateral arrangements are specific to the circumstances of each loan with additional guarantees and collateral sought from the sponsor of the structured entity for certain arrangements. During the period the Barclays Bank Group incurred an impairment of £66m (2017: £11m) against such facilities.

Investment funds and trusts

In the course of its fund management activities, the Barclays Bank Group establishes pooled investment funds that comprise investments of various kinds, tailored to meet certain investors’ requirements. The Barclays Bank Group’s interest in funds is generally restricted to a fund management fee, the value of which is typically based on the performance of the fund.

The Barclays Bank Group acts as trustee to a number of trusts established by or on behalf of its clients. The purpose of the trusts, which meet the definition of structured entities, is to hold assets on behalf of beneficiaries. The Barclays Bank Group’s interest in trusts is generally restricted to unpaid fees which, depending on the trust, may be fixed or based on the value of the trust assets. Barclays Bank PLC has no other risk exposure to the trusts.

Other

This includes fair value loans with structured entities where the market risk is materially hedged with corresponding derivative contracts, interests in debt securities issued by securitisation vehicles and drawn and undrawn loan facilities to these entities.

Assets transferred to sponsored unconsolidated structured entities

Assets transferred to sponsored unconsolidated structured entities were immaterial.

38 Investments in associates and joint ventures

Accounting for associates and joint ventures

The Barclays Bank Group applies IAS 28 Investments in Associates and IFRS 11 Joint Arrangements. Associates are entities in which the Barclays Bank Group has significant influence, but not control, over the operating and financial policies. Generally, the Barclays Bank Group holds more than 20%, but less than 50%, of their voting shares. Joint ventures are arrangements where the Barclays Bank Group has joint control and rights to the net assets of the entity.

The Barclays Bank Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Barclays Bank Group’s share of the post-acquisition profit/(loss). The Barclays Bank Group ceases to recognise its share of the losses of equity accounted associates when its share of the net assets and amounts due from the entity have been written off in full, unless it has a contractual or constructive obligation to make good its share of the losses. In some cases, investments in these entities may be held at fair value through profit or loss, for example, those held by private equity businesses.

There are no individually significant investments in joint ventures or associates held by Barclays Bank Group.

	2018			2017

	Associates £m	Joint ventures £m	Total £m	Associates £m	Joint ventures £m	Total £m

Equity accounted	481	281	762	402	316	718

Held at fair value through profit or loss	-	509	509	-	447	447

Total	481	790	1,271	402	763	1,165

Summarised financial information for the Barclays Bank Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the net income of the investees, not just the Barclays Bank Group’s share for the year ended 31 December 2018, with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

Barclays Bank PLC 2018 Annual Report on Form 20-F 213

38 Investments in associates and joint ventures continued

	Associates		Joint ventures

	2018 £m	2017 £m	2018 £m	2017 £m

Profit from continuing operations	173	117	54	77

Other comprehensive income / (expenses)	28	-	32	(15)

Total comprehensive income from continuing operations	201	117	86	62

Unrecognised shares of the losses of individually immaterial associates and joint ventures were £nil (2017: £nil).

The Barclays Bank Group’s associates and joint ventures are subject to statutory or contractual requirements such that they cannot make remittances of dividends or make loan repayments to Barclays Bank PLC without agreement from the external parties.

The Barclays Bank Group’s share of commitments and contingencies of its associates and joint ventures comprised unutilised credit facilities provided to customers of £1,715m (2017: £1,712m). In addition, the Barclays Bank Group has made commitments to finance or otherwise provide resources to its joint ventures and associates of £318m (2017: £246m).

39 Securitisations

Accounting for securitisations

The Barclays Bank Group uses securitisations as a source of finance and a means of risk transfer. Such transactions generally result in the transfer of contractual cash flows from portfolios of financial assets to holders of issued debt securities.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets and the recognition of the debt securities issued in the transaction; lead to partial continued recognition of the assets to the extent of the Barclays Bank Group’s continuing involvement in those assets or to derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer. Full derecognition only occurs when the Barclays Bank Group transfers both its contractual right to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment, and also transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk.

In the course of its normal banking activities, Barclays Bank Group makes transfers of financial assets, either where legal rights to the cash flows from the asset are passed to the counterparty or beneficially, where Barclays Bank Group retains the rights to the cash flows but assumes a responsibility to transfer them to the counterparty. Depending on the nature of the transaction, this may result in derecognition of the assets in their entirety, partial derecognition or no derecognition of the assets subject to the transfer.

A summary of the main transactions, and the assets and liabilities and the financial risks arising from these transactions, is set out below:

Transfers of financial assets that do not result in derecognition

Securitisations

Barclays Bank Group was party to securitisation transactions involving its credit card balances.

In these transactions, the assets, interests in the assets, or beneficial interests in the cash flows arising from the assets, are transferred to a special purpose entity, which then issues interest bearing debt securities to third party investors.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets and the recognition of the debt securities issued in the transaction. Partial continued recognition of the assets to the extent of Barclays Bank Group’s continuing involvement in those assets can also occur or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer.

214 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Scope of consolidation

39 Securitisations continued

The following table shows the carrying amount of securitised assets that have not resulted in full derecognition, together with the associated liabilities, for each category of asset on the balance sheet:

	2018				2017

	Assets		Liabilities		Assets		Liabilities
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value

	£m	£m	£m	£m	£m	£m	£m	£m

Barclays Bank Group

Loans and advances at amortised cost

Credit card, unsecured lending and other retail lending	3,042	3,094	(2,975)	(2,962)	3,772	3,757	(3,635)	(3,626)

Balances included within loans and advances at amortised cost represent securitisations where substantially all the risks and rewards of the asset have been retained by Barclays Bank Group.

The relationship between the transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes, although the contractual terms of their notes may be different to the maturity and interest of the transferred assets.

For transfers of assets in relation to repurchase agreements, see Note 40

Continuing involvement in financial assets that have been derecognised

In some cases, the Barclays Bank Group may have transferred a financial asset in its entirety but may have continuing involvement in it. This arises in asset securitisations where loans and asset backed securities were derecognised as a result of the Barclays Bank Group’s involvement with commercial mortgage backed securities. Continuing involvement largely arises from providing financing into these structures in the form of retained notes, which do not bear first losses.

The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement[a]			Gain/(loss) from continuing involvement
	Carrying amount	Fair value	Maximum exposure to loss	For the year ended	Cumulative to 31 December

Type of transfer	£m	£m	£m	£m	£m

2018

Commercial mortgage backed securities	135	135	135	2	3

2017

Commercial mortgage backed securities	94	94	94	1	1

Note

a	Assets which represent the Barclays Bank Group’s continuing involvement in derecognised assets are recorded in Loans and advances at amortised cost.

Barclays Bank PLC 2018 Annual Report on Form 20-F 215

40 Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	Barclays Bank Group

	2018 £m	2017 £m

Cash collateral	53,540	56,351

Loans and advances at amortised cost	12,597	41,772

Trading portfolio assets	63,373	73,899

Financial assets at fair value through the income statement	7,450	4,798

Financial Investments	-	15,058

Financial assets at fair value through other comprehensive income	9,179	-

Assets pledged	146,139	191,878

Barclays Bank Group has an additional £4bn of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and are available to support future issuances.

Total assets pledged includes a collateral pool put in place to provide security for the UKRF funding deficit. Refer to Note 35 for further details.

Collateral held as security for assets

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, Barclays Bank Group is allowed to resell or re-pledge the collateral held. The fair value at the balance sheet date of collateral accepted and re-pledged to others was as follows:

	Barclays Bank Group

	2018 £m	2017 £m

Fair value of securities accepted as collateral	597,100	608,412

Of which fair value of securities re-pledged/transferred to others	530,364	547,637

Additional disclosure has been included in collateral and other credit enhancements (pages 48 to 49).

216 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Other disclosure matters

The notes included in this section focus on related party transactions, Auditors’ remuneration, Directors’ remuneration, and Transition disclosures. Related parties include any subsidiaries, associates, joint ventures and Key Management Personnel.

41 Related party transactions and Directors’ remuneration

Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both.

The disposal of the UK banking business to Barclays Bank UK PLC and transfer of ownership of Barclays Bank UK PLC to Barclays PLC has materially affected the financial position and the performance of the Barclays Bank Group during this period with regards to its related party transactions. Refer to Note 2 for further details, including intra-group balances.

Parent company

The parent company, which is also the ultimate parent company, is Barclays PLC, which holds 100% of the issued ordinary shares of Barclays Bank PLC.

Subsidiaries

Transactions between Barclays Bank PLC and its subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Barclays Bank Group’s financial statements. A list of the Barclays Bank Group’s principal subsidiaries is shown in Note 36.

Fellow subsidiaries

Transactions between the Barclays Bank Group and other subsidiaries of the parent company also meet the definition of related party transactions.

Associates, joint ventures and other entities

The Barclays Bank Group provides banking services to its associates, joint ventures and the Barclays Bank Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Barclays Bank Group companies also provide investment management and custodian services to the Barclays Bank Group pension schemes. All of these transactions are conducted on the same terms as third party transactions. Summarised financial information for the Barclays Bank Group’s investments in associates and joint ventures is set out in Note 38.

Amounts included in the Barclays Bank Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Parent £m	Fellow subsidiaries £m	Associates £m	Joint ventures £m	Pension funds £m

For the year ended and as at 31 December 2018

Total income	(416)	(3)	-	7	3

Credit impairment and other provisions	-	-	-	-	-

Operating expenses	(122)	(3,630)	(1)	(7)	-

Total assets	727	1,091	12	1,288	3

Total liabilities	21,405	2,058	85	2	139

For the year ended and as at 31 December 2017

Total income	3	1	(20)	61	4

Credit impairment and other provisions	-	-	2	-	-

Operating expenses	(999)	(4,009)	-	(23)	-

Total assets	716	163	2	1,048	2

Total liabilities	24,205	1,015	75	2	162

Guarantees, pledges or commitments given in respect of these transactions in the year were £20m (2017: £27m) predominantly relating to associates. No guarantees, pledges or commitments were received in the year. Derivatives transacted on behalf of the pensions funds were £3m (2017: £3m).

It is the normal practice of Barclays Bank PLC to provide its subsidiaries with support and assistance by way of guarantees, indemnities, letters of comfort and commitments, as may be appropriate, with a view to enabling them to meet their obligations and to maintain their good standing, including commitment of capital and facilities. For dividends paid to Barclays PLC see Note 12.

Key Management Personnel

Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays Bank PLC (directly or indirectly) and comprise the Directors and Officers of Barclays Bank PLC, certain direct reports of the Chief Executive Officer and the heads of major business units and functions.

There were no material related party transactions with entities under common directorship where a member of Key Management Personnel (or any connected person) is also a member of Key Management Personnel (or any connected person) of Barclays Bank PLC.

The Barclays Bank Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Barclays Bank PLC 2018 Annual Report on Form 20-F 217

Loans outstanding

	2018 £m	2017 £m

As at 1 January	4.8	9.2

Loans issued during the year[a]	12.6	0.5

Loan repayments during the year[b]	(2.8)	(4.9)

As at 31 December	14.6	4.8

Notes
a	Includes loans issued to existing Key Management Personnel and new or existing loans issued to newly appointed Key Management Personnel.
b	Includes loan repayments by existing Key Management Personnel and loans to former Key Management Personnel.

No allowances for impairment were recognised in respect of loans to Key Management Personnel (or any connected person).

Deposits outstanding

	2018 £m	2017 £m

As at 1 January	6.9	7.3

Deposits received during the year[a]	17.4	25.7

Deposits repaid during the year[b]	(21.4)	(26.1)

As at 31 December	2.9	6.9

Notes
a	Includes deposits received from existing Key Management Personnel and new or existing deposits received from newly appointed Key Management Personnel.
b	Includes deposits repaid by existing Key Management Personnel and deposits of former Key Management Personnel.

Total commitments outstanding

Total commitments outstanding refer to the total of any undrawn amounts on credit card and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2018 were £0.5m (2017: £0.3m).

Loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were generally made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

41 Related party transactions and Directors’ remuneration continued

Remuneration of Key Management Personnel

Total remuneration awarded to Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Key Management Personnel.

	2018 £m	2017 £m

Salaries and other short-term benefits	50.7	33.9

Pension costs	0.3	0.1

Other long-term benefits	12.6	18.4

Share-based payments	24.8	26.8

Employer social security charges on emoluments	8.5	9.6

Costs recognised for accounting purposes	96.9	88.8

Employer social security charges on emoluments	(8.5)	(9.6)

Other long-term benefits – difference between awards granted and costs recognised	4.5	(9.8)

Share-based payments – difference between awards granted and costs recognised	(2.1)	(11.7)

Total remuneration awarded	90.8	57.7

218 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Other disclosure matters

Disclosure required by the Companies Act 2006

The following information regarding Barclays Bank PLC Board of Directors is presented in accordance with the Companies Act 2006:

	2018 £m	2017 £m

Aggregate emoluments[a]	10.5	8.5

Amounts paid under LTIPs[b]	0.6	1.1

	11.1	9.6

Notes

a

The aggregate emoluments include amounts paid for the 2018 year. In addition, deferred cash and share awards for 2018 with a total value at grant of £5.1m will be made to Directors which will only vest subject to meeting certain conditions.

b	The figure above for ‘Amounts paid under LTIPs’ for 2018 relates to an LTIP award that was released to a Director in 2018. Dividend shares released on the award are excluded.

Pension contributions totalling £11,848 were paid to defined contribution schemes on behalf of Directors (2017: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2018, there were no Directors accruing benefits under a defined benefit scheme (2017: nil).

Of the figures in the table above, the amounts attributable to the highest paid Director are as follows:

	2018 £m	2017 £m

Aggregate emoluments[a]	3.6	2.3

Amounts paid under LTIPs	-	1.1

	3.6	3.4

Note

a

The aggregate emoluments include amounts paid for the 2018 year. In addition, deferred cash and share awards for 2018 with a total value at grant of £4.1m will be made to the highest paid Director which will only vest subject to meeting certain conditions.

There were no actual pension contributions paid to defined contribution schemes (2017: £nil). There were no notional pension contributions to defined contribution schemes.

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2018 to persons who served as Directors during the year was £nil (2017: £0.2m). The total value of guarantees entered into on behalf of Directors during 2018 was £nil (2017: £nil).

Barclays Bank PLC 2018 Annual Report on Form 20-F 219

42 Auditors’ remuneration

Auditors’ remuneration is included within consultancy, legal and professional fees in administration and general expenses and comprises:

	2018 £m	2017 £m	2016 £m
Audit of the Barclays Bank Group’s annual accounts	14	11	14

Other services:

Audit of the Company’s subsidiaries[a]	10	27	27

Other audit related fees[b]	6	8	4

Other services[c]	1	2	4
Total Auditors’ remuneration	31	48	49

Notes

a

Comprises the fees for the statutory audit of the subsidiaries both inside and outside UK and fees for the work performed by associates of KPMG in respect of the consolidated financial statements of the Company.

b

Comprises services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing Rules of the UK listing authority.

c	Includes consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

KPMG became the Barclays Group’s principal auditor in 2017. PwC was the principal auditor in 2016.

The figures shown in the above table relate to fees paid to KPMG or PwC as principal auditor, of which the fees paid in relation to discontinued operations were £nil (KPMG 2017: £4m, PwC 2016: £12m).

Under SEC regulations, the remuneration of our auditors is required to be presented as follows: audit fees £27m (2017: £42m, 2016: £44m), audit-related fees £3m (2017: £4m, 2016: £1m), tax fees £nil (2017: £nil, 2016: £nil), and all other fees £1m (2017: £2m, 2016: £4m).

220 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Other disclosure matters

43 Transition disclosures

Impairment allowance reconciliations

Reconciliation from IAS 39 to IFRS 9 - financial assets under IFRS 9 subject to an increase in impairment allowance

The table below reconciles the closing impairment allowances for financial assets in accordance with IAS 39, and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets as at 31 December 2017, and the opening impairment allowances determined in accordance with IFRS 9 as at 1 January 2018.

Reconciliation of impairment allowance and provisions

	As at 31 December 2017			As at 1 January 2018

Barclays Bank Group	Impairment allowance under IAS 39 or provisions under IAS 37 £m	Reclassification impact £m	Additional IFRS 9 impairment allowance £m	Impairment allowance under IFRS 9 £m

Loans and advances at amortised cost and other assets[a]	4,652	(52)	2,508	7,108
Available for sale investments/financial assets at fair value through other comprehensive income	38	(38)	3	3

Total on-balance sheet	4,690	(90)	2,511	7,111

Provision for undrawn contractually committed facilities and guarantee contracts	79	-	341	420

Total impairment and provision	4,769	(90)	2,852	7,531

Note

a	Includes impairment of £5m for cash collateral and settlement balances and £1m for other assets.

◾

The introduction of IFRS 9 increased the total impairment allowance held by Barclays Bank Group by £2.8bn, from £4.8bn as at 31 December 2017 to £7.5bn as at 1 January 2018, as a result of earlier recognition of impairment allowances.

◾	The reclassification impact is due to assets moving to a fair value through income statement treatment that do not have an impairment allowance under IFRS 9.

Barclays Bank PLC 2018 Annual Report on Form 20-F 221

Balance sheet movement – impact of transition to IFRS 9 and IFRS 15

The table below presents the impact of the changes to balance sheet presentation and of the transition to IFRS 9 and IFRS 15 on Barclays Bank Group balance sheet showing separately the changes arising from reclassification and any associated remeasurement, and the impact of increased impairment.

			As at 31 December 2017		As at 31 December 2017					As at 1 January 2018
Barclays Bank Group Assets	IAS 39 measurement category	IFRS 9 measurement category	Published IAS 39 carrying amount £m	Balance sheet presentation changes £m	Revised IAS 39 carrying amount £m	IFRS 15 impact £m	IFRS 9 presentation changes £m	IFRS 9 classification and measurement £m	IFRS 9 impairment change £m	IFRS 9 carrying amount £m
Cash and balances at central banks	Amortised cost	Amortised cost	171,036	-	171,036	-	-	-	-	171,036
Items in the course of collection from other banks	Amortised cost	Amortised cost	2,153	(2,153)	-	-	-	-	-	-
Loans and advances to banks	Amortised cost	Amortised cost	36,209	(36,209)	-	-	-	-	-	-
Loans and advances to customers	Amortised cost	Amortised cost	365,553	(365,553)	-	-	-	-	-	-
Cash collateral and settlement balances	Amortised cost	Amortised cost	-	77,172	77,172	-	-	(2,398)	(5)	74,769
Loans and advances at amortised cost	Amortised cost	Amortised cost	-	324,590	324,590	-	5,109	(9,453)	(2,502)	317,744
Reverse repurchase agreements and other similar secured lending	Amortised cost	Amortised cost	12,546	-	12,546	-	-	(11,949)	-	597
Trading portfolio assets	FVTPL	FVTPL	113,755	-	113,755	-	-	413	-	114,168
Financial assets designated at fair value	FVTPL	FVTPL	116,282	(116,282)	-	-	-	-	-	-
Financial assets at fair value through the income statement[a]	FVTPL	FVTPL	-	116,282	116,282	-	-	23,929	-	140,211
Derivative financial instruments	FVTPL	FVTPL	237,987	-	237,987	-	-	-	-	237,987
Financial investments	AFS - debt instruments	FVOCI	52,067	-	52,067	-	(50,932)	(1,135)	-	-
Financial investments	AFS - equity instruments	FVOCI	1,787	-	1,787	-	(1,422)	(365)	-	-
Financial investments	Amortised cost	Amortised cost	5,109	-	5,109	-	(5,109)	-	-	-
Financial assets at fair value through other comprehensive income	AFS	FVOCI	-	-	-	-	52,354	934	-	53,288
Investments in associates and joint ventures	N/A	N/A	718	-	718	-	-	(19)	-	699
Goodwill and intangible assets	N/A	N/A	4,885	-	4,885	-	-	-	-	4,885
Property, plant and equipment	N/A	N/A	1,519	-	1,519	-	-	-	-	1,519
Current tax assets	N/A	N/A	376	-	376	-	-	-	-	376
Deferred tax assets	N/A	N/A	3,352	-	3,352	(22)	-	-	649	3,979
Retirement benefit assets	N/A	N/A	966	-	966	-	-	-	-	966
Prepayments, accrued income and other assets	Amortised cost	Amortised cost	1,850	(1,850)	-	-	-	-	-	-
Other assets	Amortised cost	Amortised cost	-	4,003	4,003	89	-	28	(1)	4,119
Assets included in disposal groups classified as held for sale	N/A	N/A	1,193	-	1,193	-	-	-	-	1,193
Total assets			1,129,343	-	1,129,343	67	-	(15)	(1,859)	1,127,536

Note

a	Comprised of mandatory fair value assets of £130.2bn and designated fair value assets of £10.0bn.

222 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Other disclosure matters

			As at 31 December 2017		As at 31 December 2017					As at 1 January 2018
Barclays Bank Group Liabilities	IAS 39 measurement category	IFRS 9 measurement category	Published IAS 39 carrying amount £m	Balance sheet presentation changes £m	Revised IAS 39 carrying amount £m	IFRS 15 impact £m	IFRS 9 presentation changes £m	IFRS 9 classification and measurement £m	IFRS 9 impairment change £m	IFRS 9 carrying amount £m
Deposits from banks	Amortised cost	Amortised cost	37,906	(37,906)	-	-	-	-	-	-
Deposits at amortised cost	Amortised cost	Amortised cost	-	399,189	399,189	-	-	(18,860)	-	380,329
Items in the course of collection due to other banks	Amortised cost	Amortised cost	446	(446)	-	-	-	-	-	-
Customer accounts	Amortised cost	Amortised cost	429,426	(429,426)	-	-	-	-	-	-
Cash collateral and settlement balances	Amortised cost	Amortised cost	-	68,143	68,143	-	-	(2,218)	-	65,925
Repurchase agreements and other similar secured borrowing	Amortised cost	Amortised cost	40,338	-	40,338	-	-	(25,285)	-	15,053
Debt securities in issue	Amortised cost	Amortised cost	69,386	-	69,386	-	-	-	-	69,386
Subordinated liabilities	Amortised cost	Amortised cost	24,193	-	24,193	-	-	-	-	24,193
Trading portfolio liabilities	FVTPL	FVTPL	37,352	-	37,352	-	-	-	-	37,352
Financial liabilities designated at fair value	FVTPL	FVTPL	173,718	-	173,718	-	-	46,365	-	220,083
Derivative financial instruments	FVTPL	FVTPL	238,345	-	238,345	-	-	-	-	238,345
Current tax liabilities	N/A	N/A	494	-	494	-	-	-	-	494
Deferred tax liabilities	N/A	N/A	-	-	-	-	-	-	-	-
Retirement benefit liabilities	N/A	N/A	287	-	287	-	-	-	-	287
Accruals, deferred income and other liabilities	Amortised cost	Amortised cost	8,416	(8,416)	-	-	-	-	-	-
Other liabilities	Amortised cost	Amortised cost	-	8,862	8,862	-	-	-	-	8,862
Provisions	N/A	N/A	3,302	-	3,302	-	-	-	341	3,643
Total liabilities			1,063,609	-	1,063,609	-	-	2	341	1,063,952

Equity
Called up share capital and share premium	N/A	N/A	14,453	-	14,453	-	-	-	-	14,453
Other reserves	N/A	N/A	3,808	-	3,808	-	-	(139)	3	3,672
Retained earnings	N/A	N/A	38,490	-	38,490	67	-	122	(2,203)	36,476
Other equity instruments	N/A	N/A	8,982	-	8,982	-	-	-	-	8,982
Total equity excluding non-controlling interests	N/A	N/A	65,733	-	65,733	67	-	(17)	(2,200)	63,583
Non-controlling interests	N/A	N/A	1	-	1	-	-	-	-	1
Total equity			65,734	-	65,734	67	-	(17)	(2,200)	63,584

Total liabilities and equity			1,129,343	-	1,129,343	67	-	(15)	(1,859)	1,127,536

Barclays Bank PLC 2018 Annual Report on Form 20-F 223

43 Transition disclosures continued

Balance sheet and IFRS 9 presentation changes

The following voluntary changes in presentation have been made as a result of the review of accounting presentation following the adoption of IFRS 9, and is expected to provide more relevant information to the users of the financial statements. These presentational changes have no effect on the measurement of these items and therefore had no impact on retained earnings or profit for any period. The effect of these presentational changes on transition are noted below:

◾

‘Items in the course of collection from other banks’ and ‘prepayments, accrued income and other assets’ are reported in ‘other assets’. Equally, ‘items in the course of collection due to other banks’ and ‘accruals, deferred income and other liabilities’ are reported in ‘other liabilities’

◾	‘Loans and advances to banks’ and ‘loans and advances to customers’ have been disaggregated and are now reported in ‘loans and advances at amortised cost’ and ‘cash collateral and settlement balances’
◾	‘Deposits from banks’ and ‘customer accounts’ have been disaggregated and are now reported in ‘deposits at amortised cost’ and ‘cash collateral and settlement balances’
◾	‘Financial assets designated at fair value’ are now reported within ‘financial assets at fair value through the income statement’
◾	The majority of available for sale assets which were previously reported in ‘financial investments’ are now reported in ‘financial assets at fair value through other comprehensive income’
◾	Held to maturity assets which were previously reported in ‘financial investments’ are now reported in ‘loans and advances at amortised cost’.

IFRS 15 impact

On adoption of IFRS 15, Barclays Bank Group changed its accounting treatment in relation to certain costs incurred in obtaining contracts with credit card customers. The costs of acquiring such contracts had previously been recognised as operating expenses when they were incurred. The adoption of IFRS 15 has resulted in the costs being capitalised as a cost to obtain an asset and recognised within ‘other assets’ on the balance sheet. The asset will be amortised over the expected life of the customer relationship, with the corresponding expense recognised in the income statement. The cumulative effect of the change as of 1 January 2018 was an increase to retained earnings of £67m and the recognition of an asset of £89m. There were no other material changes to fee recognition from the adoption of IFRS 15.

IFRS 9 classification and measurement

This column represents the changes to the balance sheet from classification and measurement. The net effect is a decrease in shareholders’ equity of £17m, with no significant offsetting movements. The classification changes include the transfer of certain Barclays International Prime Services and Equities positions from an amortised cost to a fair value approach.

There are no other changes in measurement category.

IFRS 9 impairment change

Additional impairment from the adoption of IFRS 9 is shown in the impairment change column. The increase in impairment results in the recognition of a deferred tax asset. The post-tax impact is a reduction in shareholders’ equity of £2.2bn. Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

Impact of IFRS 9 per financial statement line item

The narrative below provides further granularity on the impact of changes to the balance sheet from the transition to IFRS 9 and IFRS 15 on Barclays Bank Group’s balance sheet as presented in the table on page 109. The analysis shows transfers between balance sheet lines arising from reclassification and any associated remeasurement, and the impact of increased impairment. Further details are provided for balance sheet lines with multiple impacts.

Assets

Cash collateral and settlement balances – measured on an amortised cost basis

Transfer out: Balances of £2,398m are reclassified to ‘Financial assets at fair value through the income statement’ as a result of the assessment of the business model. Balances are reclassified from amortised cost to fair value through profit and loss as the business model is classified as ‘Other’ rather than ‘Hold to Collect’ as the portfolio is risk managed on a fair value basis.

Expected credit losses have decreased the balances by £5m.

224 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Other disclosure matters

Loans and advances at amortised cost

Transfer in: Held to maturity assets of £5,109m which were previously reported in ‘Financial Investments’ are reported in this balance sheet line. ‘Financial investments’ (available for sale) balances of £653m, ‘Financial assets designated at fair value’ balances of £485m, and ‘Trading portfolio assets’ of £73m are reclassified to this balance sheet line following the assessment of the business model which is classified as ‘Hold to Collect’ and meets the SPPI test. There has been a remeasurement impact of £29m due to reclassification to an amortised cost line from ‘Financial assets designated at fair value’.

Transfer out: Balances of £9,266m are reclassified to ‘Financial assets mandatory at fair value’, balances of £478m moved to ‘Trading portfolio assets’, and balances of £15m reclassified to ‘Financial assets designated at fair value’ as a result of the assessment of the business model which is classified as ‘Other’ rather than ‘Hold to Collect’. The balances are subsequently measured on a fair value basis rather than amortised cost. In addition, balances of £934m are reclassified to ‘Financial assets at fair value through other comprehensive income’ as a result of the assessment of the business model which is classified as ‘Hold to Collect and Sell’ and meets the SPPI test.

Expected credit losses have decreased the balance by £2,502m.

	As at 31 December 2017						As at 1 January 2018

Barclays Bank Group	Revised IAS 39 carrying amount £m	IFRS 15 impact £m	IFRS 9 presentation changes £ m	IFRS 9 classification £m	IFRS 9 measurement £m	IFRS 9 impairment change £m	IFRS 9 carrying amount £m

Loans and advances at amortised cost

Opening balance	324,590						324,590

Transfer in:

– From financial investments (held to maturity)	-	-	5,109	-	-	-	5,109

– From financial investments (available for sale)	-	-	-	653	-	-	653

– From financial assets designated at fair value	-	-	-	485	29	-	514

– From trading portfolio assets	-	-	-	73	-	-	73

Transfer out:					-

– To financial assets mandatory at fair value	-	-	-	(9,266)	-	-	(9,266)
– To financial assets at fair value through other comprehensive income	-	-	-	(934)	-	-	(934)

– To trading portfolio assets	-	-	-	(478)	-	-	(478)

– To financial assets designated at fair value	-	-	-	(15)	-	-	(15)

Increase in expected credit losses	-	-	-	-	-	(2,502)	(2,502)

Total loans and advances at amortised cost	324,590	-	5,109	(9,482)	29	(2,502)	317,744

Reverse repurchase agreements and other similar secured lending – measured on an amortised cost basis

Transfer out: Balances of £11,949m are reclassified to ‘Financial assets at fair value through the income statement’ as a result of the assessment of the business model which is classified as ‘Other’ rather than ‘Hold to Collect’. The balances are subsequently measured on a fair value basis rather than amortised cost.

Trading portfolio assets – measured on a fair value basis

Transfer in: Balances from ‘Loans and advances at amortised cost’ of £478m, ‘Financial investments’ of £10m, and ‘Financial assets mandatory at fair value’ of £9m are reclassified to this balance sheet line as a result of assessment of business model in accordance with IFRS 9. There has been a remeasurement impact of £11m due to reclassification from an amortised cost basis.

Transfers out: Balances of £73m are reclassified to ‘Loans and advances at amortised cost’ as a result of assessment of business model which is classified as ‘hold to collect’ and meets the SPPI test.

Barclays Bank PLC 2018 Annual Report on Form 20-F 225

Financial assets at fair value through the income statement

Balances of £105,844m are moved to Financial assets mandatory at fair value’ for presentational purposes and in accordance with IFRS 9.

Transfer in: Balance of £15m from ‘Loans and advances at amortised cost’ are elected to ‘Financial assets designated at fair value’. ‘Reverse repurchase agreements and other similar secured lending’ of £11,949m, ‘Loans and advances at amortised cost’ of £9,266m and ‘Cash collateral and settlement balances’ of £2,398m are reclassified to this balance sheet line as a result of the assessment of business model which is classified as ‘Other’ rather than ‘Hold to Collect’. The balances are subsequently measured on a fair value basis rather than amortised cost. There has been a remeasurement impact of £14m due to reclassification from an amortised cost basis. Balances of £838m are reclassified from ‘Financial investments (available for sale)’ as a result of the assessment of the business model which is classified as ‘Other’ rather than ‘Hold to Collect and Sell’. The balances are subsequently measured on a fair value basis rather than amortised cost.

Transfer out: Balances of £485m are reclassified to ‘Loans and advances at amortised cost’ as a result of the assessment of the business model which is classified as ‘Hold to Collect’ and meets the SPPI test. In addition, balances of £28m and £9m are reclassified to ‘Other assets’ and ‘Trading portfolio assets’ as a result of the assessment of the business model in accordance with IFRS 9.

	As at 31 December 2017						As at 1 January 2018

	Revised IAS 39 carrying amount	IFRS 15 impact	IFRS 9 presentation changes	IFRS 9 classification	IFRS 9 measurement	IFRS 9 impairment change	IFRS 9 carrying amount

Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m

Financial assets at fair value through the income statement

Financial assets designated at fair value

Opening balance	116,282						116,282

Transfer in:

– From loans and advances at amortised cost	-	-	-	15	-	-	15

Transfer out:

– To financial assets mandatory at fair value	-	-	(105,844)	-	-	-	(105,844)

– To loans and advances at amortised cost	-	-	-	(485)	-	-	(485)

Financial assets mandatory at fair value

Transfer in:

– From financial assets designated at fair value	-	-	105,844	-	-	-	105,844

– From reverse repurchase agreements	-	-	-	11,949	-	-	11,949

– From loans and advances at amortised cost	-	-	-	9,266	(14)	-	9,252

– From cash collateral and settlement balances	-	-	-	2,398	-	-	2,398

– From financial investments (available for sale)	-	-	-	838	-	-	838

Transfer out:

– To other assets	-	-	-	(28)	-	-	(28)

– To trading portfolio assets	-	-	-	(9)	-	-	(9)

Total financial assets at fair value through the income statement	116,282	-	-	23,943	(14)	-	140,211

226 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Other disclosure matters

Financial investments

Transfer out: The Barclays Bank Group has applied the fair value through other comprehensive income option under IFRS 9 for the value of £52,354m as a result of the assessment of the business model with balances moving to ‘Financial assets at fair value through other comprehensive income’. Balances of £838m are reclassified to ‘Financial assets at fair value through the income statement’ and balances of £9m reclassified to ‘Trading portfolio assets’ as a result of the assessment of the business model which is classified as ‘Other’ rather than ‘Hold to Collect’. Balances of £653m are reclassified to ‘Loans and advances at amortised cost’ as a result of the assessment of the business model which is classified as ‘Hold to Collect’ and meets the SPPI test.

From a presentational basis, Held to maturity assets of £5,109m are now reported in ‘Loans and advances at amortised cost’.

	As at 31 December 2017						As at 1 January 2018

	Revised IAS 39 carrying amount	IFRS 15 impact	IFRS 9 presentation changes	IFRS 9 classification	IFRS 9 measurement	IFRS 9 impairment change	IFRS 9 carrying amount

Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m

Financial investments

Available for sale (measured at fair value)

Opening balance	53,854						53,854

Transfer out:
– To financial assets at fair value through other comprehensive income	-	-	(52,354)	-	-	-	(52,354)
– To other financial assets at fair value through the income statement	-	-	-	(838)	-	-	(838)

– To trading portfolio assets	-	-	-	(9)	-	-	(9)

– To loans and advances at amortised cost	-	-	-	(653)	-	-	(653)

Held to maturity (measured at amortised cost)

Opening balance	5,109						5,109

Transfer out:

– To loans and advances at amortised cost	-	-	(5,109)	-	-	-	(5,109)

Total financial investments	58,963	-	(57,463)	(1,500)	-	-	-

Financial assets at fair value through other comprehensive income

Transfer in: As above, Barclays has applied the fair value through other comprehensive income option under IFRS 9 for the value of £52,354m. Balances of £934m are reclassified from ‘Loans and advances at amortised cost’ as a result of the assessment of the business model which is classified as ‘Hold to Collect and Sell’ and meets the SPPI test.

Investments in associates and joint ventures

The adoption of IFRS 9 on associates and joint ventures results in a lower Barclays Bank Group share of profit and loss, thereby decreasing the investment by £19m.

Deferred tax assets

The balance has increased by £627m due to the tax impact of expected credit losses of £649m, offset by £22m due to the impact of IFRS 15.

Other assets

Transfer in: Balances of £28m reclassified from ‘Financial assets at fair value through the income statement’ as a result of the assessment of the business model which is classified as ‘Hold to Collect’ and meets the SPPI test.

In addition, the balance increased by £89m due to the impact of IFRS 15.

Expected credit losses have decreased the balance by £1m.

Barclays Bank PLC 2018 Annual Report on Form 20-F 227

Liabilities

Deposits at amortised cost

Transfer out: Balances of £18,860m are reclassified to ‘Financial liabilities designated at fair value’ as a result of trades that are linked to assets for accounting symmetry.

Cash collateral and settlement balances – measured on an amortised cost basis

Transfer out: Balances of £2,218m are reclassified to ‘Financial liabilities designated at fair value’ as a result of trades that are linked to assets for accounting symmetry.

Repurchase agreements and other similar secured borrowing – measured on an amortised cost basis

Transfer out: Balances of £25,285m are reclassified to ‘Financial liabilities designated at fair value’ as a result of trades that are linked to assets for accounting symmetry.

Financial liabilities designated at fair value

Transfer in: ‘Repurchase agreements and other similar secured borrowing’ balances of £25,285m, ‘Deposits at amortised cost’ balances of £18,860m, and ‘Cash collateral and settlement balances’ of £2,218m reclassified to this balance sheet line as a result of trades that are linked to assets for accounting symmetry. There has been a remeasurement impact of £2m due to reclassification from ‘Repurchase agreements and other similar secured borrowing’ on an amortised cost basis.

	As at 31 December 2017						As at 1 January 2018

	Revised IAS 39 carrying amount	IFRS 15 impact	IFRS 9 presentation changes	IFRS 9 classification	IFRS 9 measurement	IFRS 9 impairment change	IFRS 9 carrying amount

Barclays Bank Group	£m	£m	£m	£m		£m	£m

Financial liabilities designated at fair value

Opening balance	173,718						173,718

Transfers in:

- From repurchase agreements and other similar secured borrowing	-	-	-	25,285	2	-	25,287

- From deposits at amortised cost	-	-	-	18,860	-	-	18,860

- From cash collateral and settlement balances	-	-	-	2,218	-	-	2,218

Total financial liabilities designated at fair value	173,718	-	-	46,363	2	-	220,083

Provisions

The balance has increased by £341m due to expected credit losses on off balance sheet positions.

228 Barclays Bank PLC 2018 Annual Report on Form 20-F

Notes to the financial statements

Other disclosure matters

Equity

The adoption of IFRS 9 results in a credit moving from the fair value through other comprehensive income reserve (formerly available for sale reserve) to retained earnings to reflect the cumulative impairment recognised in profit or loss in accordance with IFRS 9 (net of impairment losses previously recognised in profit or loss under IAS 39). The amount transferred from ‘Other reserves’ to ‘Retained earnings’ was £139m. In addition, a £3m increase relates to expected credit losses on ‘Fair value through other comprehensive income’. The cumulative remeasurement due to reclassification was £17m. The cumulative expected credit losses (post-tax) recognised in ‘Retained earnings’ was £2,203m.

In addition, the balance increased by £67m due to the impact of IFRS 15.

	As at 31 December 2017						As at 1 January 2018

	Revised IAS 39 carrying amount	IFRS 15 impact	IFRS 9 presentation changes	IFRS 9 classification	IFRS 9 measurement	IFRS 9 impairment change	IFRS 9 carrying amount

Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m

Other reserves

Opening balance	3,808						3,808

Transfers out:

- To retained earnings	-	-	-	(139)	-	-	(139)

Increases in expected credit losses	-	-	-	-	-	3	3

Total other reserves	3,808	-	-	(139)	-	3	3,672

	As at 31 December 2017						As at 1 January 2018

	Revised IAS 39 carrying amount	IFRS 15 impact	IFRS 9 presentation changes	IFRS 9 classification	IFRS 9 measurement	IFRS 9 impairment change	IFRS 9 carrying amount

Barclays Bank Group	£m	£m	£m	£m		£m	£m

Retained earnings

Opening balance	38,490						38,490

Increases/(decreases):

From other reserves	-	-	-	139	-	-	139

Remeasurement due to reclassifications	-	-	-	(17)	-	-	(17)

Increases due to IFRS 15	-	67	-	-	-	-	67

Impairment (after tax)	-	-	-	-	-	(2,203)	(2,203)

Total retained earnings	38,490	67	-	122	-	(2,203)	36,476

Barclays Bank PLC 2018 Annual Report on Form 20-F 229

Reclassification to amortised cost

The following table shows the effects of the reclassification of financial assets and financial liabilities from IAS 39 categories into the amortised cost category under IFRS 9. The table shows the fair value gains or losses that would have been recognised had these balances not been reclassified to amortised cost.

Barclays Bank Group	Total

As at 31 December 2018	£m
From available for sale financial assets under IAS 39

Fair value as at 31 December 2018	490

Fair value loss that would have been recognised for the year ended 31 December 2018 in other comprehensive income if the financial assets had not been reclassified	(1)
From financial assets at fair value through the income statement under IAS 39

Fair value as at 31 December 2018	86

Fair value gain that would have been recognised for the year ended 31 December 2018 in profit or loss if the financial liabilities had not been reclassified	1

Effective interest rate determined on the date of initial application	1%

Interest income recognised for the year ended 31 December 2018	1

◾

The balance as at 31 December 2018 of £490m reflects a decrease since transition due to disposals of assets of £162m during the year and the fair value decrease of £1m (1 January 2018: £653m). The majority of the balance is related to the Municipals portfolio that contains highly rated floating rate bonds measured at par with no fair value impact. The fair value loss that would have been recognised is £1m related to collateralised mortgage obligations.

◾	The balance as at 31 December 2018 of £86m is mainly related to the ESHLA portfolio and the fair value gain that would have been recognised for the period was £1m (1 January 2018: £85m).

Due to the implementation of structural reform in the UK, on 1 April 2018, the UK banking business was transferred from Barclays Bank PLC to Barclays Bank UK PLC, a separate subsidiary of Barclays PLC. Further details on the discontinued operations can be found in the Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees table within the Credit Risk Section.

230 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

Shareholder information

Additional shareholder information

Articles of Association

Barclays Bank PLC (the “Company”) is a public limited company registered in England and Wales under company number 01026167(formerly called Barclays Bank International Limited, a company incorporated under the name The Colonial Bank by the Colonial Bank Act 1925 and which changed its name on 15th September 1925 to Barclays Bank (Dominion, Colonial and Overseas) and further changed its name on 22nd September 1954 to Barclays Bank D.C.O. and on 1st October 1971 to Barclays Bank International Limited,) was incorporated under the Companies Acts 1948 to 1967 as a limited company on 4th October 1971 and changed its name on 1st January 1985 to Barclays Bank PLC.

Under the Companies Act 2006 a company’s Memorandum of Association now need only contain the names of the subscribers and the number of shares each subscriber has agreed to take. For companies in existence as of 1 October 2009, all other provisions which were contained in the company’s Memorandum of Association, including the company’s objects, are now deemed to be contained in the company’s articles. The Companies Act 2006 also states that a company’s objects are unrestricted unless the company’s articles provide otherwise.

The Articles of Association were adopted by Special Resolution on 30 April 2010.

The following is a summary and explanation of the current Articles of Association, which are available for inspection.

Directors

(i) The minimum number of Directors (excluding alternate Directors) is five. There is no maximum limit. There is no age limit for Directors. A director shall not be required to hold any shares in the Company by way of qualification.

(ii) Excluding executive remuneration and any other entitlement to remuneration for extra services (including service on board committees) under the Articles, a Director is entitled to a fee at a rate determined by the Board but the aggregate fees paid to all Directors shall not exceed £2,000,000 per annum or such higher amount as may be approved by an ordinary resolution of the Company. Each Director is entitled to reimbursement for all reasonable travelling, hotel and other expenses properly incurred by him/her in or about the performance of his/her duties.

(iii) A Director may hold any other office of the Company on such terms as the Board shall determine.

(iv) No director shall be required to retire from office at any annual general meeting by rotational retirement.

(v) The Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors. Any Director so appointed holds office until the next AGM, when he/she may offer himself/herself for reappointment.

(vi) The Board may appoint any Director to any executive position or employment in the Company on such terms as they determine.

(vii) The Company may by ordinary resolution remove a Director before the expiry of his/her period of office (without prejudice to a claim for damages for breach of contract or otherwise) and may by ordinary resolution appoint another person who is willing to act to be a Director in his/her place.

(viii) A Director may appoint either another Director or some other person approved by the Board to act as his/her alternate with power to attend Board meetings and generally to exercise the functions of the appointing Director in his/her absence (other than the power to appoint an alternate).

Barclays Bank PLC 2018 Annual Report on Form 20-F 231

Additional information

(ix) The Board may authorise any matter in relation to which a Director has, or can have, a direct interest that conflicts, or possibly may conflict with, the Company’s interests. Only Directors who have no interest in the matter being considered will be able to authorise the relevant matter and they may impose limits or conditions when giving authorisation if they think this is appropriate.

(x) A Director may hold positions with or be interested in other companies and, subject to legislation applicable to the Company and the FCA’s requirements, may contract with the Company or any other company in which the Company is interested. A Director may not vote or count towards the quorum on any resolution concerning any proposal in which he/she (or any person connected with him/her) has a material interest (other than by virtue of his/her interest in securities of the Company) or if he/she has a duty which conflicts or may conflict with the interests of the Company, unless the resolution relates to any proposal:

(a) to indemnify a Director or provide him/her with a guarantee or security in respect of money lent by him/her to, or any obligation incurred by him/her or any other person for the benefit of (or at the request of), the Company (or any other member of the Group);

(b) to indemnify or give security or a guarantee to a third party in respect of a debt or obligation of the Company (or any other member of the Group) for which the Director has personally assumed responsibility;

(c) involving the acquisition by a Director of any securities of the Company (or any other member of the Group) pursuant to an offer to existing holders of securities or to the public;

(d) concerning any other company in which the Director is interested as an officer or creditor or Shareholder but, broadly, only if he/she (together with his/her connected persons) is directly or indirectly interested in less than 1% of either any class of the issued equity share capital or of the voting rights of that company; and

(e) concerning any other arrangement for the benefit of employees of the Company (or any other member of the Group) under which the Director benefits or stands to benefit in a similar manner to the employees concerned and which does not give the Director any advantage which the employees to whom the arrangement relates would not receive.

(f) to obtain insurance for the benefit of Directors;

Classes of Shares

The Company authorized capital comprise of Ordinary Shares, Euro, US Dollar and Sterling Preference Shares (collectively, the “Preference Shares”) and Series 1 Sterling Preference Shares. A list and description the outstanding Ordinary Shares and Preference Shares of the Company is included in Note 30 to the Financial Statements (Ordinary shares, share premium, and other equity).

Dividends

Subject to the provisions of the Articles and applicable legislation, the Company in general meeting may declare dividends on the Ordinary Shares by ordinary resolution, but any such dividend may not exceed the amount recommended by the Board. The Board may also pay interim or final dividends if it appears they are justified by the Company’s financial position.

Each Preference Share confers the right to a preferential dividend (“Preference Dividend”) payable in such currency at such rates (whether fixed or calculated by reference to or in accordance with a specified procedure or mechanism), on such dates and on such other terms as may be determined by the Board prior to allotment thereof.

The Preference Shares rank in regard to payment of dividends in priority to the holders of Ordinary Shares and any other class of shares in the Company ranking junior to the Preference Shares.

232 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

Dividends may be paid on the Preference Shares if, in the opinion of the Board, the Company has sufficient distributable profits, after payment in full or the setting aside of a sum to provide for all dividends payable on (or in the case of shares carrying a cumulative right to dividends, before) the relevant dividend payment date on any class of shares in the Company ranking pari passu with or in priority to the relevant series of Preference Shares as regards participation in the profits of the Company.

If the Board considers that the distributable profits of the Company available for distribution are insufficient to cover the payment in full of Preference Dividends, Preference Dividends shall be paid to the extent of the distributable profits on a pro rata basis with equivalent ranking securities.

Notwithstanding the above, the Board may, at its absolute discretion, determine that any Preference Dividend which would otherwise be payable may either not be payable at all or only payable in part.

If any Preference Dividend on a series of Preference Shares is not paid, or is only paid in part, for the reasons described above, holders of Preference Shares will not have a claim in respect of such non-payment whether or not a Preference Dividend is declared for any future period.

If any dividend on a series of Preference Shares is not paid in full on the relevant dividend payment date, a dividend restriction shall apply. The dividend restriction means that, subject to certain exceptions, neither the Holding Company nor the Company may (a) pay a dividend on, or (b) redeem, purchase, reduce or otherwise acquire, any of their respective ordinary shares, other preference shares or other share capital ranking equal or junior to the relevant series of Preference Shares until the earlier of such time as the Company next pays in full a dividend on the relevant series of Preference Shares or the date on which all of the relevant series of Preference Shares are redeemed.

All unclaimed dividends payable in respect of any share may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. If a dividend is not claimed after 12 years of it becoming payable, it is forfeited and reverts to the Company.

Redemption and Purchase

Subject to applicable legislation and the rights of the other shareholders, any share may be issued on terms that it is, at the option of the Company or the holder of such share, redeemable. The Directors are authorised to determine the terms, conditions and manner of redemption of any such shares under the Articles of Association.

Calls on capital

The Directors may make calls upon the members in respect of any monies unpaid on their shares. A person upon whom a call is made remains liable even if the shares in respect of which the call is made have been transferred. Interest will be chargeable on any unpaid amount called at a rate determined by the Board (of not more than 20% per annum).

If a member fails to pay any call in full (following notice from the Board that such failure will result in forfeiture of the relevant shares), such shares (including any dividends declared but not paid) may be forfeited by a resolution of the Board, and will become the property of the Company. Forfeiture shall not absolve a previous member for amounts payable by him/her (which may continue to accrue interest).

The Company also has a lien over all partly paid shares of the Company for all monies payable or called on that share and over the debts and liabilities of a member to the Company. If any monies which are the subject of the lien remain unpaid after a notice from the Board demanding payment, the Company may sell such shares.

Annual and other general meetings

The Company is required to hold an AGM in addition to such other general meetings as the Directors think fit. The type of the meeting will be specified in the notice calling it. Under the Companies Act 2006, the AGM must be held within six months of the accounting reference date. A general meeting may be convened by the Board on requisition in accordance with the applicable legislation.

Barclays Bank PLC 2018 Annual Report on Form 20-F 233

Additional information

In the case of an AGM, a minimum of 21 clear days’ notice is required. The notice must be in writing and must specify the place, the day and the hour of the meeting, and the general nature of the business to be transacted. A notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as such. The accidental failure to give notice of a general meeting or the non-receipt of such notice will not invalidate the proceedings at such meeting.

Subject as noted above, all Shareholders are entitled to attend and vote at general meetings. The Articles do, however, provide that arrangements may be made for simultaneous attendance at a satellite meeting place or, if the meeting place is inadequate to accommodate all members and proxies entitled to attend, another meeting place may be arranged to accommodate such persons other than that specified in the notice of meeting, in which case Shareholders may be excluded from the principal place.

Holders of Preference Shares have no right to receive notice of, attend or vote at, any general meetings of the Company as a result of holding Preference Shares.

Notices

Save where the articles expressly require otherwise, a document or information may be sent by the Company in hard copy form, electronic form, by being made available on a website, or by another means agreed with the recipient, in accordance with the provisions set out in the Companies Act 2006. Accordingly, a document or information may only be sent in electronic form to a person who has agreed to receive it in that form or, in the case of a company, who has been deemed to have so agreed pursuant to applicable legislation. A document or information may only be sent by being made available on a website if the recipient has agreed to receive it in that form or has been deemed to have so agreed pursuant to applicable legislation, and has not revoked that agreement.

In respect of joint holdings, documents or information shall be sent to the joint holder whose name stands first in the register.

A member who (having no registered address within the UK) has not supplied an address in the UK at which documents or information may be sent in hard copy form, or an address to which notices, documents or information may be sent or supplied by electronic means, is not entitled to have documents or information sent to him/her.

In addition, the Company may cease to send notices to any member who has been sent documents on two consecutive occasions over a period of at least 12 months and when each of those documents is returned undelivered or notification is received that they have not been delivered.

Capitalisation of profits

The Company may, by ordinary resolution, upon the recommendation of the Board capitalise all or any part of an amount standing to the credit of a reserve or fund to be set free for distribution provided that amounts from the share premium account, capital redemption reserve or any profits not available for distribution should be applied only in paying up unissued shares to be allotted to members credited as fully paid and no unrealised profits shall be applied in paying up debentures of the Company or any amount unpaid on any share in the capital of the Company.

Indemnity

Subject to applicable legislation, every current and former Director or other officer of the Company (other than any person engaged by the company as auditor) shall be indemnified by the Company against any liability in relation to the Company, other than (broadly) any liability to the Company or a member of the Group, or any criminal or regulatory fine.

Variation of Rights

The rights attached to any class of shares may be varied either with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights of shares shall not (unless expressly provided by the rights attached to such shares) be deemed varied by the creation of further shares ranking equally with them or subsequent to them.

234 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

Limitations on foreign shareholders

There are no restrictions imposed by the Articles of Association or (subject to the effect of any economic sanctions that may be in force from time to time) by current UK laws which relate only to non-residents of the UK and which limit the rights of such non-residents to hold or (when entitled to do so) vote the ordinary shares.

Special rights

There are no persons holding securities that carry special rights with regard to the control of the company.

Barclays Bank PLC 2018 Annual Report on Form 20-F 235

Additional information

Taxation of UK holders

The following is a summary of certain UK tax issues which are likely to be material to the holding and disposal of Preference Shares of Barclays Bank PLC or ADSs representing such Preference Shares (the ‘Shares’).

It is based on the current laws of England and Wales, UK tax law and the practice of Her Majesty’s Revenue and Customs (‘HMRC’), each of which may be subject to change, possibly with retrospective effect. It is a general guide for information purposes and should be treated with appropriate caution. It is not intended as tax advice and it does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser, holder or disposer of Shares. In particular, save where expressly stated to the contrary, this summary deals with shareholders who are resident and, in the case of individuals, domiciled in (and only in) the UK for UK tax purposes, who hold their Shares as investments (other than under an individual savings account) and who are the absolute beneficial owners of their Shares and any dividends paid on them.

The statements are not addressed to: (i) shareholders who own (or are deemed to own) 10 per cent. or more of the voting power of Barclays Bank PLC; (ii) shareholders who hold Shares as part of hedging transactions; (iii) investors who have (or are deemed to have) acquired their Shares by virtue of an office or employment; and (iv) shareholders who hold Shares in connection with a trade, profession or vocation carried on in the UK (whether through a branch or agency or, in the case of a corporate shareholder, through a permanent establishment, or otherwise). It does not discuss the tax treatment of classes of shareholder subject to special rules, such as dealers in securities.

Persons who are in any doubt as to their tax position should consult their professional advisers. Persons who may be liable to taxation in jurisdictions other than the UK in respect of their acquisition, holding or disposal of Shares are particularly advised to consult their professional advisers as to whether they are so liable.

(i) Taxation of dividends

In accordance with UK law, Barclays Bank PLC pays dividends on the Shares without any deduction or withholding for or on account of any taxes imposed by the UK government or any UK taxing authority.

The total dividends (including any dividends paid by Barclays Bank PLC) paid to a UK resident individual shareholder in a tax year (the ‘Total Dividend Income’) will generally form part of that shareholder’s total income for UK income tax purposes, and will be subject to UK income tax at the rates discussed below.

For dividends paid on or after 6 April 2016, the rate of UK income tax applicable to the Total Dividend Income will depend on the amount of the Total Dividend Income and the UK income tax band(s) that the Total Dividend Income falls within when included as part of the shareholder’s total income for UK income tax purposes for that tax year.

For the tax year from 6 April 2018 to 5 April 2019 (inclusive), a nil rate of UK income tax applies to the first £2,000 of Total Dividend Income received by an individual shareholder in that tax year (the ‘Nil Rate Amount’). For the 2016-2017 and 2017-2018 tax years, the Nil Rate Amount was £5,000.

Where the Total Dividend Income received by an individual shareholder in a tax year exceeds the relevant Nil Rate Amount for that tax year, the excess amount (the ‘Remaining Dividend Income’) will be subject to UK income tax at the following rates:

(a)	at the rate of 7.5% on any portion of the Remaining Dividend Income that falls within the basic tax band;

(b)	at the rate of 32.5% on any portion of the Remaining Dividend Income that falls within the higher tax band; and

(c)	at the rate of 38.1% on any portion of the Remaining Dividend Income that falls within the additional tax band.

In determining the tax band, the Remaining Dividend Income falls within for a tax year, the individual shareholder’s Total Dividend Income for the tax year in question (including the portion comprising the Nil Rate Amount) will be treated as the top slice of the shareholder’s total income for UK income tax purposes.

Subject to special rules for small companies, UK resident shareholders within the charge to UK corporation tax will be subject to UK corporation tax on the dividends paid on the Shares unless the dividend falls within an exempt class and certain conditions are met.

(ii) Taxation of capital gains

The disposal of Shares may, depending on the shareholder’s circumstances, give rise to a liability to UK tax on chargeable capital gains.

Where Shares are sold, a liability to UK tax may result if the proceeds from that sale exceed the sum of the base cost of the Shares sold and any other allowable deductions such as share dealing costs and, in certain circumstances, indexation relief (discussed further below). For this purpose, current legislation permits the market valuation at 31 March 1982 to be substituted for the original cost of shares purchased before that date. Shareholders other than those within the charge to UK corporation tax should note that, following the Finance Act 2008, no indexation allowance will be available. Following the Finance Act 2018, Shareholders within the charge to UK corporation tax may be eligible for indexation allowance for the period of ownership of their Shares up to December 2017, but no indexation allowance will be available in respect of the period of ownership starting on or after 1 January 2018.

Chargeable capital gains may also arise from the gifting of Shares to connected parties such as relatives (although not spouses or civil partners) and family trusts.

236 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

The calculations required to compute chargeable capital gains may be complex. Shareholders are advised to consult their personal financial adviser if further information regarding a possible tax liability in respect of their holdings of shares is required.

(iii) Stamp duty and stamp duty reserve tax

Dealings in Shares will generally be subject to UK stamp duty or stamp duty reserve tax (although see the comments below as regards ADSs in the section ‘Taxation of US holders – (vi) UK stamp duty and stamp duty reserve tax’). The transfer on sale of Shares will generally be liable to stamp duty at 0.5% of the consideration paid for that transfer. An unconditional agreement to transfer Shares, or any interest therein, will generally be subject to stamp duty reserve tax at 0.5% of the consideration given. Such liability to stamp duty reserve tax will be cancelled, or a right to a repayment (generally with interest) in respect of the stamp duty reserve tax liability will arise, if the agreement is completed by a duly stamped transfer within six years of the agreement having become unconditional. Both stamp duty and stamp duty reserve tax are normally the liability of the transferee.

Paperless transfers of Shares within CREST are liable to stamp duty reserve tax rather than stamp duty.

Stamp duty reserve tax on transactions settled within the CREST system or reported through it for regulatory purposes will be collected by CREST.

Special rules apply to certain categories of person, including intermediaries, market makers, brokers, dealers and persons connected with depositary arrangements and clearance services.

(iv) Inheritance tax

An individual may be liable to inheritance tax on the transfer of Shares. Where an individual is so liable, inheritance tax may be charged on the amount by which the value of his or her estate is reduced as a result of any transfer by way of gift or other gratuitous transaction made by them or treated as made by them.

Taxation of US holders

The following is a summary of the principal US federal income tax consequences and certain UK tax consequences for US holders (as defined below) of Preference Shares of Barclays Bank PLC or ADSs representing such Preference Shares, who own the shares or ADSs as capital assets for tax purposes. It is not, however, a comprehensive analysis of all the potential US or UK tax consequences for such holders and it does not discuss the tax consequences of members of special classes of holders subject to special rules, including (i) dealers in securities, (ii) traders in securities that elect to use a mark-to-market method of accounting for securities holdings, (iii) tax-exempt organisations, (iv) life insurance companies, (v)) holders that actually or constructively own 10 per cent or more of the stock of Barclays Bank PLC measured either by voting power or value, (vi) holders that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, (vii) holders that purchase or sell shares or ADSs as part of a wash sale, (viii) holders whose functional currency is not the US dollar, or (ix) holders who are resident, or (in the case of individuals) ordinarily resident, or who are carrying on a trade, in the UK. The summary also does not address any aspect of US federal taxation other than US federal income taxation (such as the estate and gift tax, the alternative minimum tax or the Medicare tax on net investment income). Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty, as defined below.

This section is also based on the Internal Revenue Code of 1986, as amended (the ‘Code’), its legislative history, existing and proposed regulations, published rulings and court decisions, and on the Double Taxation Convention between the UK and the US as entered into force in March 2003 (the ‘Treaty’), and, in respect of UK tax, the Estate and Gift Tax Convention between the UK and the US as entered into force on 11 November 1979 (the ‘Estate and Gift Tax Convention’), the current UK tax law and the practice of HMRC, all of which are subject to change, possibly on a retroactive basis. This section is based in part upon the representations of the ADR Depositary and the assumption that each obligation of the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A “US holder” is a beneficial owner of shares or ADSs that is, for US federal income tax purposes, (i) a citizen or resident of the US, (ii) a US domestic corporation, (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust. If a partnership holds the shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax adviser with regard to the US federal income tax treatment of an investment in the shares or ADSs.

For the purposes of the Treaty, the Estate and Gift Tax Convention, and the Code, the holders of ADRs evidencing ADSs will be treated as owners of the underlying Preference Shares. Generally, exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK capital gains tax.

(i) Taxation of dividends

Subject to the PFIC rules discussed below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by Barclays Bank PLC, as applicable, out of its current or accumulated earnings and profits (as determined for US federal income tax purposes).

Dividends paid by Barclays Bank PLC with respect to the Preference Shares or ADSs will generally be qualified dividend income. Dividends paid to a non-corporate US holder that constitute qualified dividend income will be taxable to the holder at preferential rates, provided that the holder has a holding period of the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or, if the dividend is attributable to a period or periods aggregating over 366 days, provided that the holder holds the shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex- dividend date and meets certain other holding period requirements. A US holder will not be subject to UK withholding tax. Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US

Barclays Bank PLC 2018 Annual Report on Form 20-F 237

Additional information

corporations in respect of dividends received from other US corporations. For foreign tax credit purposes, dividends will generally be income from sources outside the US and will, depending on a US holder’s circumstances, generally be ‘passive’ income for purposes of computing the foreign tax credit allowable to a US holder.

The amount of the dividend distribution includable in income will be the US Dollar value of the Pound Sterling payments made, determined at the spot Pound Sterling/US Dollar rate on the date the dividend distribution is includable in income, regardless of whether the payment is in fact converted into US Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date the payment is converted into US Dollars will be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the US, and will not be eligible for the special tax rates applicable to qualified dividend income.

Distributions in excess of current or accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. Because Barclays Bank PLC does not currently maintain calculations of earnings and profits for US federal income tax purposes, it is expected that distributions with respect to the shares and ADSs will generally be reported to US holders as dividends.

(ii) Taxation of capital gains

Subject to the PFIC rules discussed below, generally, US holders will not be subject to UK tax, but will be subject to US tax on capital gains realised on the sale or other disposition of Preference Shares or ADSs. Generally, a US holder will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US Dollar value of the amount realised and a US holder’s tax basis, determined in US Dollars, in its shares or ADSs. Capital gain of a noncorporate US holder is generally taxed at preferential rates where the holder has a holding period of greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

(iii) Taxation of premium on redemption of shares

No refund of tax will be available under the Treaty in respect of any premium paid on a redemption of Preference Shares by Barclays Bank PLC. For US tax purposes, redemption premium generally will be treated as an additional amount realised in the calculation of a US holder’s gain or loss. A redemption of the Preference Shares will be treated for US federal income tax purposes as a sale of the Preference Shares that is taxable as described above under “—Taxation of capital gains”, if: (i) as is likely in most cases, the redemption is “not essentially equivalent to a dividend”; or (ii) the US holder does not hold any actual or constructive interest that is classified as equity of Barclays Bank PLC subsequent to the redemption. If neither of these tests are satisfied, then a payment in redemption of the Preference Shares will generally be treated as a distribution subject to the tax treatment described above under “—Taxation of dividends”.

(iv) Taxation of passive foreign investment companies (PFICs)

Barclays Bank PLC believes that its shares and ADSs should not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If Barclays Bank PLC were to be treated as a PFIC, then the gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to its shares or ADSs, such gain and certain ‘excess distributions’ would be treated as having been realised ratably over a US holder’s holding period for the shares or ADSs and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

With certain exceptions, a US holder’s shares or ADSs will be treated as stock in a PFIC if Barclays Bank PLC was a PFIC at any time during such holder’s holding period in its shares or ADSs. Dividends that a US holder receives will not be eligible for the special tax rates applicable to qualified dividend income if Barclays Bank PLC is treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

(v) Certain Reporting Requirements

US holders should consult their tax advisers regarding any tax reporting or filing requirements that may apply to receiving payments on or with respect to, acquiring, owning, or disposing of the shares or ADSs. Failure to comply with certain reporting obligations could result in the imposition of substantial penalties.

(vi) UK stamp duty and stamp duty reserve tax

No obligation to pay UK stamp duty will arise on the transfer on sale of an ADS, provided that any instrument of transfer is not executed in, and remains at all times outside, the UK. No UK stamp duty reserve tax is payable in respect of an agreement to transfer an ADS. For the UK stamp duty and stamp duty reserve tax implications of dealings in shares, see the section “Taxation of UK holders – (iii) Stamp duty and stamp duty reserve tax” above.

(vii) UK estate and gift tax

Under the Estate and Gift Tax Convention, a US holder generally is not subject to UK inheritance tax.

FATCA Risk Factor

In certain circumstances, shares or ADSs may be subject to US “passthru” withholding tax starting on the date that is two years after the date on which final regulations defining this concept are adopted in the US. The US has enacted rules, commonly referred to as ‘FATCA’, that generally impose a new reporting and withholding regime with respect to certain US source payments (including dividends and interest) and certain payments made by, and financial accounts held with, entities that are classified as financial institutions under FATCA. The US has entered into an intergovernmental agreement regarding the implementation of FATCA with the UK (the “UK IGA”). Under the UK IGA, as currently drafted, it is not expected that Barclays Bank PLC will be required to withhold tax under FATCA on payments made with respect to the shares or ADSs. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not

238 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

become relevant with respect to payments made on or with respect to the shares or ADS in the future. Investors should consult their own tax advisers regarding the potential impact of FATCA.

The Barclays Group has registered with the Internal Revenue Service (‘IRS’) for FATCA. The Global Intermediary Identification Number (GIIN) for Barclays Bank PLC in the United Kingdom is E1QAZN.00001.ME.826 and it is a Reporting Model 1 FFI. The GIINs for other parts of the Barclays Group or Barclays branches outside of the UK may be obtained from your usual Barclays contact on request. The IRS list of registered Foreign Financial Institutions is publicly available at https://apps.irs.gov/app/fatcaFfList/flu.jsf.

Exchange controls and other limitations affecting security holders

Other than certain economic sanctions which may be in force from time to time, there are currently no UK laws, decrees or regulations which would affect the transfer of capital or remittance of dividends, interest and other payments to holders of Barclays securities who are not residents of the UK. There are also no restrictions under the Articles of Association of Barclays Bank PLC, or (subject to the effect of any such economic sanctions) under current UK laws, which relate only to non-residents of the UK, and which limit the right of such non-residents to hold Barclays securities or, when entitled to vote, to do so.

Documents on display

It is possible to read and copy documents that have been filed by Barclays Bank PLC with the US Securities and Exchange Commission via commercial document retrieval services, and from the website maintained by the US Securities and Exchange Commission at www.sec.gov.

Barclays Bank PLC 2018 Annual Report on Form 20-F 239

Additional information

External auditor objectivity and independence: non-audit services

Our policy on the provision of services by the Barclays Bank Group’s statutory Auditor (the ‘Policy’) sets out the circumstances in which the auditor may be permitted to undertake non-audit work for the Barclays Bank Group.

The Board Audit Committee oversees compliance with the Policy and considers and, if appropriate, approves requests to use the Auditor for non-audit work. Allowable services are pre-approved up to but not including £100,000. The Group Finance Director and the Company Secretary and their teams deal with day-to-day administration of the Policy, facilitating requests for approval.

Details of the services that are prohibited and allowed under the Policy are set out below:

Services that are prohibited include:

◾	bookkeeping;

◾	design and implementation of financial information systems;

◾	design or implementation of internal controls or risk management services related to financial information;

◾	*appraisal or valuation services;

◾	fairness opinions or contribution-in-kind reports;

◾	*actuarial services;

◾	internal audit;

◾	management and Human Resources functions;

◾	broker or dealer, investment advisor or investment banking services;

◾	legal, expert and certain *tax services or personal services to persons in a financial reporting role; and

◾	transaction-related and restructuring services.

*these may be permissible subject to compliance with certain requirements.

Allowable services that the Board Audit Committee considers for approval include:

◾	statutory audit and audit related services and regulatory non-audit services;

◾	other attest and assurance services;

◾	training, surveys and software;

◾	risk management and controls advice;

◾	transaction support;

◾	tax compliance services;

◾	business support and recoveries; and

◾	translation services.

240 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

Disclosure controls and procedures

The Chief Executive Officer, Tim Throsby, and the Chief Financial Officer, Steven Ewart, conducted with Barclays Bank Group Management an evaluation of the effectiveness of the design and operation of the Barclays Bank Group’s disclosure controls and procedures of each of Barclays Bank PLC as at 31 December 2018, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Barclays Bank PLC 2018 Annual Report on Form 20-F 241

Additional information

Section 13(r) to the US Securities Exchange Act of 1934 (Iran sanctions and related disclosure)

Section 13(r) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”) requires each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The requirement includes disclosure of activities not prohibited by US or other law even if conducted outside the US by non-US companies or affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act we note the following in relation to activity occurring in 2018, the period covered by this annual report, or in relation to activity we became aware of in 2018 relating to disclosable activity prior to the reporting period. Barclays attributed revenue of no more than GBP 2,400 in 2018 in relation to the activities disclosed below.

Legacy guarantees

Between 1993 and 2006, Barclays entered into several guarantees for the benefit of Iranian banks in connection with the supply of goods and services by Barclays’ customers to Iranian buyers. These were counter guarantees issued to the Iranian banks to support guarantees issued by these banks to the Iranian buyers. The Iranian banks and a number of the Iranian buyers were subsequently designated as Specially Designated Nationals and Blocked Persons (“SDNs”) by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”). In addition, between 1993 and 2005, Barclays entered into similar guarantees for the benefit of a Syrian bank that was subsequently designated pursuant to Executive Order 13382 in August 2011.

The guarantees were issued either on:

(i)

an “extend or pay” basis which means that, although the guarantee is of limited duration on its face, until there is full performance under the contract to provide goods and services, the terms of the guarantee require Barclays to either maintain the guarantee or pay the beneficiary bank the full amount of the guarantee; or

(ii)	the basis that Barclays’ obligations can only be discharged with the consent of the beneficiary counterparty.

Barclays is not able to exit its obligations under the guarantees unilaterally, and thus maintains a limited legacy portfolio of these guarantees. The guarantees were in compliance with applicable laws and regulations at the time at which they were entered into.

In 2016, Barclays terminated a number of these Iran-related legacy guarantees and intends to terminate the remainder where an agreement can be reached with the counterparty, in accordance with applicable laws and regulations. All payments made in connection with termination of the guarantees have been made in compliance with applicable laws and regulations.

Barclays attributed revenue of no more than GBP 1,250 in 2018 in relation to this activity.

Lease payments

Barclays is party to a long-term lease, entered into in 1979, with the National Iranian Oil Company (“NIOC”), pursuant to which Barclays rents part of NIOC House in London for a Barclays bank branch. NIOC is the custodian trustee for the NIOC Pension Fund. The lease is for 60 years, contains no early termination clause, and has 21 years remaining. Barclays makes quarterly lease payments to Naft Trading and Technology Ltd, a wholly-owned subsidiary of the NIOC Pension Fund. NIOC is wholly-owned by the Iranian Government and was an SDN until it was delisted by OFAC and the EU in January 2016 following implementation of sanctions relief under the Joint Comprehensive Plan of Action. In December 2012, NIOC Pension Fund was added to a sanctions list in the UK by HM Treasury (“HMT”). As a result of the listing, quarterly lease payments were made to a frozen account at Turkiye Is Bankasi in line with applicable laws and regulations. Sanctions on NIOC Pension Fund were lifted by HMT on 18 January 2017. NIOC was relisted as an SDN by OFAC in November 2018. Barclays attributed no revenue in 2018 in relation to this activity.

Local clearing systems

Banks in the United Arab Emirates (“UAE”), including certain Iranian banks that are or were SDNs, participate in the various banking payment and settlement systems used in the UAE (the “UAE Clearing Systems”). Barclays, by virtue of its banking activities in the UAE, participates in the UAE Clearing Systems, in compliance with applicable laws and regulations. However, in order to help mitigate the risk of participating in transactions in which participant Iranian SDN banks may be involved, Barclays has implemented restrictions relating to its participation in the UAE Image Cheque Clearance System and the UAE Funds Transfer System activity, as well as restricting activity via the Wages Protection Scheme. Barclays attributed no revenue in 2018 in relation to this activity.

Payments notified

In last year’s disclosure, Barclays reported payments relating to a customer designated under the Specially Designated Global Terrorist regime in March 2016. Barclays continues to receive credit card repayments from this customer in accordance with applicable laws and regulations. A block continues to be applied to the card to prevent any further spending. Barclays attributed revenue of no more than GBP 950 in 2018 in relation to this activity.

Barclays maintains a customer relationship with a UK-incorporated air cargo management company. In 2018, Barclays processed three EUR payments relating to Iranian overflight charges for an aircraft registered in Iceland and operated by an Icelandic company, on behalf of the customer, to an aviation services company in the UAE. The ultimate beneficiary of the payments was an Iranian entity, owned by the Government of Iran. These payments were made in accordance with applicable laws and regulations and all payments were made to the aviation services company in the UAE; no payments were made directly to Iran or any entity owned by the Government of Iran. OFAC has issued a general licence, 31 C.F.R. § 560.522, which authorises payments for services rendered by the Government of Iran in connection with the overflight of Iran if the aircraft is owned by a United States person or registered in the United States. However, the instant payments do not fall squarely into the general license as the aircraft was not owned by a United States person or registered in the United States, therefore, Barclays is including them in this report. Barclays attributed revenue of no more than GBP 60 in 2018 in relation to this activity.

Barclays maintains customer relationships with two UK-based insurance companies. In 2018, Barclays processed two payments on behalf of these customers relating to matters where the Government of Iran was involved in the underlying insurance claim. The first payment related to a

242 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

re-insurance matter where the underlying insured party was a vessel owned by the Government of Iran. The second payment related to a dispute regarding the shipment of oil that had been purchased from a Government of Iran-owned entity. Barclays attributed revenue of no more than GBP 100 in 2018 in relation to this activity.

Barclays Bank PLC 2018 Annual Report on Form 20-F 243

Additional information

Income statement commentary

2018 compared to 2017

Profit before tax decreased 27% to £1,286m driven by a loss in Head Office of £2,245m (2017: £710m) primarily due to the £1.4bn settlement with US Department of Justice (DoJ) relating to Residential Mortgage-Backed Securities (RMBS). This is partially offset by 23% increase in Corporate and Investment Bank to £2,394m and a non-recurrence of losses associated with the former Non-Core division, which was closed on 1 July 2017.

The 3% depreciation of average USD against GBP adversely impacted profits and income, and positively impacted credit impairment charges and total operating expenses

Total Income decreased 1% to £13,600m. Corporate and Investment Bank income decreased 2% to £9,741m as Markets income increased 9%, reflecting gains in market share, offset by a decrease in Banking income of 6%. FICC income was stable with significant share gains despite a challenging environment. Equities income increased, becoming one of the highest growing Equities franchises relative to peers, substantially improving our global ranking. Banking fee income decreased as Barclays maintained its highest rank and global fee share in 4 years, including a record year in Advisory, which was more than offset by debt and equity underwriting fees being down across the industry. Corporate lending income reduced reflecting the strategy of redeploying RWAs within the CIB towards higher returning business and the transfer of clients between Barclays UK and Barclays International as part of structural reform. Transaction banking income was stable as strong and targeted growth in deposits was offset by the transfer of clients between Barclays UK and Barclays International as part of structural reform.

Head Office income was an expense of £408m (2017: £148m) reflecting legacy capital funding costs of £351m now charged to Head Office and hedge accounting. This was partially offset by a one off gain of £155m from the settlement of receivables relating to the Lehman Brothers acquisition in Q2 2018 and higher Absa Group Limited (formerly known as BAGL) dividend income.

Credit impairment charges decreased 59% to £643m. Corporate and Investment Bank credit impairment charges decreased to a £152m release (2017: charge of £213m) primarily due to single name recoveries, improved consensus based macroeconomic forecasts and single name charges in 2017, partially offset by Q4 2018 £50m specific charge for economic uncertainty in the UK. Consumer, Cards and Payments credit impairment charges decreased 38% to £808m reflecting non-recurrence of a £168m charge in Q3 2017 relating to deferred consideration from Q1 2017 asset sale in US cards, improved consensus based macroeconomic forecasts in the US and the impact of repositioning the US cards portfolio towards a lower risk mix.

Total operating expenses increased 10% to £11,739m as Head Office total operating expenses increased to £1,849m (2017: £353m) due to higher litigation and conduct costs including settlement of £1.4bn relating to RMBS with the US DoJ and a £140m charge for the GMP in relation to the equalisation of obligations for members of the Barclays Bank UKRF. Operating expenses decreased 3% to £9,893m due to lower restructuring and structural reform costs, and a reduced impact from the change in compensation awards introduced in Q4 2016.

Other net income decreased to £68m (2017: £259m) primarily reflecting the non-recurrence of gains on the sale of Barclays’ share in Vocalink to MasterCard and a joint venture in Japan in Q2 2017.

Loss after tax in respect if discontinued operations of £47m (2017: £1,386m) included the results of the three months ended 31 March 2018 relating to the UK banking business that was transferred to Barclays Bank UK PLC. 2017 included results relating to BAGL and the UK banking business.

The effective tax rate decreased to 31.4% (2017: 86.8%). This rate includes the impact of litigation and conduct and, in 2017, a one-off net charge due to the re-measurement of US deferred tax assets (DTAs).

2017 compared to 2016

Profit before tax decreased 7% to £1,758m driven by a 3% reduction in income and lower other net income, partially offset by a 7% reduction in total operating expenses. Results were impacted by the appreciation of average USD and EUR against GBP of 5% and 7% respectively, compared to 2016, which positively impacted income and adversely affected impairment and total operating expenses.

Following the closure of Barclays Non-Core on 1 July 2017, Barclays Bank Group results for 2017 included a Barclays Non-Core loss before tax for the six months ended 30 June 2017 of £639m, compared to a loss before tax of £2,809m for the full year in 2016. From 1 July

244 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

Income statement commentary

2017, residual Barclays Non-Core assets and liabilities were reintegrated into, and associated financial performance subsequently reported in Corporate and Investment Bank, Head Office and Barclays Bank UK PLC.

Total income decreased to £13,730m (2016: £14,202m) reflecting a £651m reduction in CIB and a £502m decrease in Head Office, partially offset by a reduction in losses related to Non-Core.

Markets income decreased as Macro reduction was driven by lower market volatility in rates, the exit of the energy-related commodities business and the integration of Non-Core assets on 1 July 2017. Credit income increased due to improved performance in municipals. Equities income decreased driven by US equity derivatives as a result of lower market volatility, partially offset by improved performance in equity financing. Banking income increased driven by Banking fees reflecting higher debt and equity underwriting fees, with fee share gains in banking overall and debt underwriting. Corporate lending declined driven by lower lending balances due to the realignment of certain clients between Barclays UK and Barclays International in preparation for structural reform and the reallocation of RWAs within CIB, as well as the non-recurrence of prior year treasury gains and lower work-out gains. Transaction banking declined driven by lower trade balances and the non-recurrence of prior year treasury gains, partially offset by higher average deposit balances.

Credit impairment charges increased 5% to £1,553m primarily due to an increase in Consumer, Cards and Payments offset by a reduction in Corporate and Investment Bank and impairment charges related to Non- Core.

Total operating expenses decreased 7% to £10,678m driven primarily by lower Non-Core related operating expenses.

Other net income of £259m (2016: £636m) primarily reflected a gain of £109m on the sale of Barclays’ share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan.

Barclays Bank PLC 2018 Annual Report on Form 20-F 245

Additional information

Balance sheet commentary

Total assets

Total assets decreased by £252bn to £878bn.

Cash and balances at central banks decreased £35bn to £136bn as a result of the disposal of Barclays UK business to BBUKPLC.

Cash collateral and settlement balances decreased £3bn to £74bn as a result of the disposal of Barclays UK business to BBUKPLC (£2bn) and the transition to IFRS 9 (£2bn), partially offset by an increase in settlement balances (£2bn).

Loans and advances at amortised cost decreased £188bn to £137bn as a result of the disposal of Barclays UK business to BBUKPLC (£185bn) and the transition to IFRS 9 (£7bn), partially offset by increased lending (£4bn).

Reverse repurchase agreements and other similar secured lending decreased £11bn to £2bn reflecting the reclassification to financial assets at fair value through the income statement on transition to IFRS 9.

Trading portfolio assets decreased £10bn to £104bn. Financial assets at fair value through the income statement increased £29bn to £145bn primarily due to the impact arising from the transition to IFRS 9 and increased reverse repurchase agreements activity, partially offset by the disposal of Barclays UK business to BBUKPLC (£6bn).

Derivative financial instrument assets decreased from £238bn to £223bn which is consistent with the movement in derivative financial instrument liabilities. The decrease in both was as a result of an increase in major interest rate forward curves and the adoption of daily settlement under the London Clearing House (LCH), partially offset by increased foreign exchange and equity derivative volumes.

Financial investments have been reclassified to financial assets at fair value through other comprehensive income following the implementation of IFRS 9. As part of the reclassification £5bn of held to maturity securities were classified as loans and advances at amortised cost.

Total liabilities

Total liabilities decreased £234bn to £830bn.

Deposits at amortised cost decreased £200bn to £199bn as the disposal of Barclays UK business to BBUKPLC and effects of transition to IFRS 9 more than offset substantial and targeted increases in Barclays International deposits.

Cash collateral and settlement balances remained flat at £68bn.

Repurchase agreements and other similar secured borrowing decreased £33bn to £7bn reflecting the reclassification to financial liabilities at fair value on transition to IFRS 9 and the disposal of Barclays UK business to BBUKPLC.

Debt securities in issue and subordinated liabilities has a net decrease of £19bn as a result of the disposal of Barclays UK business to BBUKPLC and maturities of issuances in the year.

Trading portfolio liabilities remained flat at £37bn. Financial liabilities designated at fair value increased £44bn to £218bn primarily as a result of the effects of transition to IFRS 9 and additional client margin deposits from the growth of the Equities business.

Derivative financial instruments decreased from £238bn to £220bn in line with the decrease in derivative financial instrument assets.

Total shareholders’ equity

Total shareholders’ equity decreased £18bn to £48bn.

246 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

Balance sheet commentary

Share capital and share premium decreased £12.1bn to £2.3bn. In September 2018, the High Court of Justice in England and Wales confirmed the cancellation of the share premium account of Barclays PLC, with the balance of £12.1bn credited to retained earnings.

Other equity instruments decreased £1.4bn to £7.6bn driven by the transfer of £2bn of internal AT1 instruments to Barclays Bank UK PLC a redemption of one USD AT1 security with a principal amount of $2.0bn partially offset by the issuance of one USD AT1 security with a principal amount of $2.5bn.

The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition. Following the adoption of IFRS 9, accumulated fair value changes of £260m previously recognised in the available for sale reserve are now recorded in fair value through other comprehensive income.

The decrease in the year of £0.6bn was primarily driven by changes in the fair value of bonds held and a decrease in the Absa Group Limited share price.

The cash flow hedging reserve has decreased £0.3bn to £0.1bn as a result of the fair value movements of interest rate swaps held for hedging purposes as interest rate forward curves increased whilst gains transferred to net profit.

The currency translation reserve increased £0.8bn reflecting the increase in value of period end USD against GBP.

Excluding the impact on transition to IFRS9 of £2bn, retained earnings decreased £2bn driven by £14.6bn of dividends paid on ordinary shares and a £2bn redemption of preference shares offset by a £12.1bn increase due to the transfer of the Group’s share premium account into retained earnings and a £3bn a capital contribution from Barclays PLC. The remaining movement was made up of several smaller items.

Barclays Bank PLC 2018 Annual Report on Form 20-F 247

Additional information

Additional financial disclosure (unaudited)

Deposits and short-term borrowings

Deposits

Deposits include deposits from banks and customer accounts.

	2018	2017	2016
Average for the year ended 31 December	£m	£m	£m

Deposits at amortised cost
UK	211,102	272,730	255,866
Europe	25,560	32,886	31,752
Americas	24,073	44,562	41,575
Asia	5,089	6,062	6,197
Africa	5,007	6,702	12,077
Total deposits at amortised cost	270,731	362,942	347,467

	2018	2017	2016
For the year ended 31 December	£m	£m	£m
Deposits at amortised cost	199,337	399,189	392,107

In offices in the United Kingdom:

Current and demand accounts

- interest free	33,121	93,630	85,296

- interest bearing	28,116	39,641	37,200

Savings accounts	17,410	125,868	123,833

Other time deposits - retail	6,900	15,029	14,526

Other time deposits - wholesale	72,339	70,946	65,999

Total repayable in offices in the United Kingdom	157,886	345,114	326,854

In offices outside the United Kingdom:

Current and demand accounts

- interest free	9,250	7,328	9,722

- interest bearing	6,777	5,407	5,986

Savings accounts	9,570	8,470	9,511

Other time deposits	15,854	32,870	40,034

Total repayable in offices outside the United Kingdom	41,451	54,075	65,253

Deposits at amortised cost amounts in offices in the United Kingdom received from non-residents amounted to £55,979m (2017: £45,626m).

Short-term borrowings

Short-term borrowings include deposits from banks, commercial paper, negotiable certificates of deposit and repurchase agreements.

Deposits from banks

Deposits from banks are taken from a wide range of counterparties and generally have maturities of less than one year.

	2018	2017[b]	2016[b]

	£m	£m	£m

Year-end balance	14,305	37,723	48,214

Average balancea,	19,841	49,938	59,681

Maximum balance[a]	26,546	56,348	66,404

Average interest rate during year	2.0%	0.8%	0.4%

Year-end interest rate	2.7%	0.8%	0.4%

Notes

a	Calculated based on month-end balances.
b	The balance includes non-interest bearing settlement balances.

Commercial paper

Commercial paper is issued by the Group, mainly in the United States, generally in denominations of not less than $100,000, with maturities of up to 270 days.

248 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

	2018	2017	2016

	£m	£m	£m

Year-end balance	13,381	7.981	8,132

Average balance[a]	11,279	8,375	7,711

Maximum balance[a]	14.108	9,056	8,471

Average interest rate during year	1.2%	1.2%	0.8%

Year-end interest rate	1.0%	1.3%	1.0%

Note

a	Calculated based on month-end balances.

Negotiable certificates of deposit

Negotiable certificates of deposits are issued mainly in the United Kingdom and United States, generally in denominations of not less than $100,000.

	2018	2017	2016

	£m	£m	£m

Year-end balance	10,585	21,874	20,373

Average balance[a]	18,406	29,984	15,540

Maximum balance[a]	24,098	30,529	20,373

Average interest rate during year	1.2%	0.7%	0.4%

Year-end interest rate	2.0%	0.8%	0.5%

Note

a	Calculated based on month-end balances.

Repurchase agreements

Repurchase agreements are entered into with both customers and banks and generally have maturities of not more than three months.

	2018	2017	2016

	£m	£m	£m

Year-end balance	7,378	40,338	19,760

Average balance[a]	11,719	33,435	24,966

Maximum balance[a]	17,705	40,338	28,057

Average interest rate during year	0.0%	1.8%	0.8%

Year-end interest rate	0.0%	1.4%	0.7%

Note

a	Calculated based on month-end balances.

Barclays Bank PLC 2018 Annual Report on Form 20-F 249

Additional information

Additional financial disclosure (unaudited)

Commitments and contractual obligations

Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments

	Amount of commitment expiration per period

	Less than one year	Between one to three years	Between three to five years	After five years	Total amounts committed

	£m	£m	£m	£m	£m

As at 31 December 2018

Guarantees and letters of credit pledged as collateral security	13,203	729	637	477	15,046

Performance guarantees, acceptances and endorsements	4,201	122	4	21	4,348

Documentary credits and other short-term trade related transactions	1,727	14	-	-	1,741

Standby facilities, credit lines and other commitments	254,911	568	424	124	256,027

As at 31 December 2017

Guarantees and letters of credit pledged as collateral security	13,631	227	49	368	14,275

Performance guarantees, acceptances and endorsements	4,396	199	10	133	4,738

Documentary credits and other short-term trade related transactions	806	6	-	-	812

Standby facilities, credit lines and other commitments	314,364	90	259	48	314,761
Contractual obligations include debt securities, operating leases and purchase obligations.

Contractual obligations

	Payments due by period

	Less than one year	Between one to three years	Between three to five years	After five years	Total

	£m	£m	£m	£m	£m

As at 31 December 2018

Long-term debt[a]	28,620	15,931	13,615	22,008	80,174

Operating lease obligations	115	167	91	698	1,071

Purchase obligations[b]	-	-	-	-	-

Total	28,735	16,098	13,706	22,706	81,245

As at 31 December 2017

Long-term debt[a]	38,507	15,968	21,842	26,328	102,645

Operating lease obligations	203	309	176	619	1,307

Purchase obligations	-	-	-	-	-

Total	38,710	16,277	22,018	26,947	103,952

Note

a	Long-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.
b	Following SRP all purchase orders are managed by the service company, hence there are no material purchase obligations for Barclays Bank Group

Net cash flows from derivatives used to hedge long-term debt amount to £1.4bn (2017: £2.4bn).

Further information on the contractual maturity of the Group’s assets and liabilities is given in the Funding section of the Risk Review.

250 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Securities

Analysis of securities

	2018	2017	2016

As at 31 December	£m	£m	£m

Investment securities[a]

US government, other public bodies and agencies	9,078	13,284	11,032

United Kingdom government	7,516	15,096	15,351

Other government	15,483	17,077	19,353

Mortgage and asset backed securities	617	546	804

Corporate and other issuers	13,466	11,126	16,340

Debt securities	46,160	57,129	62,880

Equity securities	11	1,834	485

Investment securities	46,171	58,963	63,365

Other securities[b]

US government, other public bodies and agencies	23,890	16,168	12,283

United Kingdom government	10,005	4,379	4,794

Other government	9,825	11,839	8,246

Mortgage and asset backed securities	2,023	1,974	1,568

Corporate and other issuers	15,906	16,850	11,983

Debt securities	61,649	51,210	38,874

Equity securities	44,737	64,009	42,887

Other securities	106,386	115,219	81,761

Notes
a

Investment securities for 2018 includes securities reported within loans and advances at amortised cost and financial assets at fair value through other comprehensive income. Investment securities for 2017 & 2016 includes securities reported within financial investments.

b	Other securities includes securities reported within trading portfolio and financial assets at fair value through the income statement.

Investment debt securities include government securities held as part of the Group’s treasury management portfolio for asset and liability, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investments listed and unlisted corporate securities.

Maturities and yield of investment securities

	Maturing with one year		Maturing one but within five years		Maturing after five but within ten years		Maturing after ten years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
As at 31 December 2018

	£m	%	£m	%	£m	%	£m	%	£m	%

US government, other public bodies and agencies	504	0.1%	4,614	1.3%	2,390	1.6%	1,570	2.0%	9,078	1.4%

United Kingdom government	2,375	0.4%	603	1.2%	3,053	2.2%	1,485	2.3%	7,516	1.6%

Other government	602	1.5%	3,734	2.4%	9,069	1.1%	2,078	1.7%	15,483	1.5%

Other issuers	2,925	1.3%	7,390	1.9%	3,077	1.9%	691	1.2%	14,083	1.7%

Total book value	6,406	0.9%	16,341	1.8%	17,589	1.5%	5,824	1.8%	46,160	1.6%

The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at reporting date by the book value of securities held at that date.

Barclays Bank PLC 2018 Annual Report on Form 20-F 251

Additional information

Additional financial disclosure (unaudited)

Average balance sheet

Average balances are based upon monthly averages.

Assets				2018
		Average balance	Interest presented within net interest income	Interest presented elsewhere[e]	Total interest	Rate

		£m	£m	£m	£m	%

Cash and balances at central banks	UK	42,611	93	127	220	0.5

Cash and balances at central banks	Non-UK	106,344	826	-	826	0.8

Cash and balances at central banks[a]	Total	148,955	919	127	1,046	0.7

Loans and advances at amortised cost	UK	133,590	2,225	1,518	3,743	2.8

Loans and advances at amortised cost	Non-UK	65,851	3,329	-	3,329	5.1

Loans and advances at amortised cost[a,b]	Total	199,441	5,554	1,518	7,072	3.5

Reverse repurchase agreements	UK	580	2	-	2	0.3

Reverse repurchase agreements	Non-UK	855	10	-	10	1.2

Reverse repurchase agreements[c]	Total	1,435	12	-	12	0.8

Interest earning assets at fair value through other comprehensive income	UK	49,733	589	132	721	1.4

Interest earning assets at fair value through other comprehensive income	Non-UK	2,857	73	-	73	2.6

Interest earning assets at fair value through other comprehensive income[a]	Total	52,590	662	132	794	1.5

Other interest income[d]		-	312	(11)	301	-

Total interest earning assets not at fair value through P&L		402,421	7,459	1,766	9,225	2.3

Less interest expense			(4,329)	(316)	(4,646)

Net interest		402,421	3,130	1,449	4,579	1.1

Interest earning assets at fair value through P&L	UK	170,459

Interest earning assets at fair value through P&L	Non-UK	77,129

Interest earning assets at fair value through P&L	Total	247,588

Total interest earning assets		650,009

Impairments		(4,851)

Non-interest earning assets [a]		391,684

Total		1,036,842

Percentage of total average interest earning assets in offices outside the UK		39%

Notes

a

Barclays Bank Group introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. Further detail on the adoption of new accounting policies can be found in Note 1 on pages 00 to 00, Note 42 on pages 00 to 00 and the Credit risk disclosures on pages 00 to 00.

b

Loans and advances at amortised cost include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Bank Group.

c

Average balances for reverse repurchase agreements have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Barclays Bank Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.

d	Other interest income principally relates to hedging activity.
e	Net Interest Income from discontinued operations is included within Interest presented elsewhere.

252 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Assets				2017
		Average balance	Interest presented within net interest income	Interest presented elsewhere[e]	Total interest	Rate

		£m	£m	£m	£m	%

Cash and balances at central banks	UK	55,453	(222)	369	147	0.3

Cash and balances at central banks	Non-UK	96,227	436	-	436	0.5

Cash and balances at central banks[a]	Total	151,680	214	369	583	0.4

Loans and advances at amortised cost	UK	242,866	2,643	6,193	8,836	3.6

Loans and advances at amortised cost	Non-UK	53,791	3,308	232	3,540	6.6

Loans and advances at amortised cost[a,b]	Total	296,657	5,951	6,425	12,376	4.2

Financial investments	UK	54,265	282	369	651	1.2

Financial investments	Non-UK	4,316	103	-	103	2.4

Financial investments[a]	Total	58,581	385	369	754	1.3

Reverse repurchase agreements	UK	2,832	51	20	71	2.5

Reverse repurchase agreements	Non-UK	14,507	30	374	404	2.8

Reverse repurchase agreements[c]	Total	17,339	81	394	475	2.7

Other interest income[d]			286	(140)	146	-

Total interest earning assets not at fair value through P&L		524,257	6,917	7,417	14,334	2.7

Less interest expense			(3,041)	(1,245)	(4,286)	-

Net interest		524,257	3,876	6,172	10,048	1.9

Interest earning assets at fair value through P&L	UK	81,644

Interest earning assets at fair value through P&L	Non-UK	87,253

Interest earning assets at fair value through P&L	Total	168,897

Total interest earning assets		693,154

Impairments		(4,700)

Non-interest earning assets [a]		526,309

Total		1,214,763

Percentage of total average interest earning assets in offices outside the UK		37%

Notes

a

Barclays Bank Group introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. Further detail on the adoption of new accounting policies can be found in Note 1 on pages 00 to 00, Note 42 on pages 00 to 00 and the Credit risk disclosures on pages 00 to 00.

b

Loans and advances at amortised cost include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Bank Group.

c

Average balances for reverse repurchase agreements have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Barclays Bank Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.

d	Other interest income principally relates to hedging activity.
e	Net Interest Income from discontinued operations is included within Interest presented elsewhere.

Barclays Bank PLC 2018 Annual Report on Form 20-F 253

Additional information

Additional financial disclosure (unaudited)

Liabilities		2018
		Average balance	Interest presented within net interest income	Interest presented elsewhere[c]	Total interest	Rate

		£m	£m	£m	£m	%

Deposits at amortised cost	UK	154,191	641	218	859	0.6

Deposits at amortised cost	Non-UK	57,664	950	-	950	1.6

Deposits at amortised cost[a]	Total	211,855	1,591	218	1,809	0.9

Debt securities in issue	UK	22,570	75	233	308	1.4

Debt securities in issue	Non-UK	32,176	418	-	418	1.3

Debt securities in issue	Total	54,746	493	233	726	1.3

Subordinated liabilities	UK	20,753	1,382	-	1,382	6.7

Subordinated liabilities	Non-UK	143	15	-	15	10.5

Subordinated liabilities	Total	20,896	1,397	-	1,397	6.7

Repurchase agreements	UK	5,416	1	-	1	-

Repurchase agreements	Non-UK	6,302	-	-	-	-

Repurchase agreements[a]	Total	11,718	1	-	1	-

Other interest expense[b]			847	(134)	713

Total interest bearing liabilities not at fair value through P&L		299,215	4,329	317	4,646	1.6

Interest bearing liabilities at fair value through P&L	UK	250,273

Interest bearing liabilities at fair value through P&L	Non-UK	51,249

Interest bearing liabilities at fair value through P&La	Total	301,522

Total interest bearing liabilities		600,737

Interest free customer deposits	UK	49,380

Interest free customer deposits	Non-UK	9,496

Interest free customer deposits	Total	58,876

Other non-interest bearing liabilities		326,635

Shareholders’ equity		50,594

Total		1,036,842

Percentage of total average interest bearing liabilities in offices outside the UK		25%

Notes

a

Barclays Bank Group introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. Further detail on the adoption of new accounting policies can be found in Note 1 on pages 00 to 00, Note 42 on pages 00 to 00 and the Credit risk disclosures on pages 00 to 00.

b	Other interest expense principally relates to hedging activity.
c	Interest Income from discontinued operations is included within Interest presented elsewhere.

254 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Liabilities				2017
		Average balance	Interest presented within net interest income	Interest presented elsewhere	Total interest	Rate

		£m	£m	£m	£m	%

Deposits at amortised cost	UK	233,458	277	578	855	0.4

Deposits at amortised cost	Non-UK	31,318	659	708	1,367	4.4

Deposits at amortised cost	Total	264,776	936	1,286	2,222	0.8

Debt securities in issue	UK	38,516	377	437	814	2.1

Debt securities in issue	Non-UK	34,819	84	-	84	0.2

Debt securities in issue	Total	73,335	461	437	898	1.2

Subordinated liabilities	UK	24,335	1,225	-	1,225	5.0

Subordinated liabilities	Non-UK	52	-	-	-	-

Subordinated liabilities	Total	24,387	1,225	-	1,225	5.0

Repurchase agreements	UK	25,319	22	202	224	0.9

Repurchase agreements	Non-UK	15,431	24	314	338	2.2

Repurchase agreements	Total	40,750	46	516	562	1.4

Other interest expense[b]			373	(151)	222	-

Total interest bearing liabilities not at fair value through P&L		403,248	3,041	2,088	5,129	1.3

Interest bearing liabilities at fair value through P&L	UK	99,332

Interest bearing liabilities at fair value through P&L	Non-UK	81,565

Interest bearing liabilities at fair value through P&L	Total	180,897

Total interest bearing liabilities		584,145

Interest free customer deposits	UK	88,813

Interest free customer deposits	Non-UK	9,353

Interest free customer deposits	Total	98,166

Other non-interest bearing liabilities		467,747

Shareholders’ equity		64,705

Total		1,214,763

Percentage of total average interest bearing liabilities in offices outside the UK		28%

Notes

a

Average balances for repurchase agreements and cash collateral on securities lent have been stated on a gross basis prior to any offsetting to provide a more meaningful comparison to the related interest income and expense. The Group balance sheet offsets financial assets and liabilities where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis or to realise an asset and liability simultaneously.

b	Other interest expense principally relates to hedging activity.

Barclays Bank PLC 2018 Annual Report on Form 20-F 255

Additional information

Additional financial disclosure (unaudited)

Changes in total interest – volume and rate analysis

The following tables allocate changes in interest between changes in volume and changes in interest rates for the last two years. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. Where variances have arisen from changes in both volumes and interest rates, these have been allocated proportionately between the two.

Interest income

		2018/2017 Change due to increase/(decrease) in:			2017/2016 Change due to increase/(decrease) in:

		Total change	Volume	Rate	Total change	Volume	Rate

		£m	£m	£m	£m	£m	£m

Cash and balances at central banks	UK	73	(40)	113	67	94	(27)

Cash and balances at central banks	Non-UK	390	50	340	329	104	225

Cash and balances at central banks	Total	463	10	453	396	198	198

Loans and advances at amortised cost	UK	(5,093)	(3,371)	(1,722)	(1,359)	(82)	(1,277)

Loans and advances at amortised cost	Non-UK	(211)	704	(915)	68	(408)	476

Loans and advances at amortised cost	Total	(5,304)	(2,667)	(2,637)	(1,291)	(490)	(801)

Financial investments	UK	(651)	nm	nm	88	(160)	248

Financial investments	Non-UK	(103)	nm	nm	(117)	(84)	(33)

Financial investments	Total	(754)	nm	nm	(29)	(244)	215

Reverse repurchase agreements	UK	(69)	(33)	(36)	7	(47)	54

Reverse repurchase agreements	Non-UK	(394)	(244)	(150)	83	(5)	88

Reverse repurchase agreements	Total	(463)	(277)	(186)	90	(52)	142

Interest earning assets at fair value through other comprehensive income	UK	721	nm	nm	–	–	–

Interest earning assets at fair value through other comprehensive income	Non-UK	73	nm	nm	–	–	–

Interest earning assets at fair value through other comprehensive income	Total	794	nm	nm	–	–	–

Other interest income		153		153	119	–	119

Total interest receivable		(5,111)	(2,934)	(2,217)	(715)	(588)	(127)

Note

a   Included in Other is the movement related to the adoption of IFRS9 where financial investment assets were reclassified to assets held at fair value through other comprehensive income, which is neither volume or rate driven.

Interest expense

		2018/2017 Change due to increase/(decrease) in:			2017/2016 Change due to increase/(decrease) in:

		Total change	Volume	Rate	Total change	Volume	Rate

		£m	£m	£m	£m	£m	£m

Deposits at amortised cost	UK	4	(349)	353	158	29	129

Deposits at amortised cost	Non-UK	(417)	739	(1,156)	60	(113)	173

Deposits at amortised cost	Total	(413)	390	(803)	218	(84)	302

Debt securities in issue	UK	(506)	(273)	(233)	356	(17)	373

Debt securities in issue	Non-UK	334	(6)	340	(148)	62	(210)

Debt securities in issue	Total	(172)	(279)	107	208	45	163

Subordinated liabilities	UK	157	(198)	355	237	64	173

Subordinated liabilities	Non-UK	15	–	15	–	–	–

Subordinated liabilities	Total	172	(198)	370	237	64	173

Repurchase agreements	UK	(223)	(99)	(124)	(2)	134	(136)

Repurchase agreements	Non-UK	(338)	(126)	(212)	179	68	111

Repurchase agreements	Total	(561)	(225)	(336)	177	202	(25)

Other interest expense		491		491	1,107	–	1,107

Total interest payable		(483)	(312)	(171)	1,947	227	1,720

256 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Credit risk additional disclosure

This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the Risk review section.

Risk elements in loans and advances

There are three main higher credit risk elements identified in loans and advances:

Loans assessed as Stage 3 credit impaired under IFRS 9

Stage 3 credit impaired loans are loans in default assessed for lifetime expected credit losses. Further details on the approach to expected credit loss provisioning under IFRS 9, including the classification into stages of gross exposures and approach to the measurement of lifetime expected credit losses, can be found in Note 1 Significant Accounting Policies.

Loans greater than 90 days past due not considered Stage 3 credit impaired

Under a US reporting framework, all accruing loans greater than 90 days past due are considered to be at higher risk of loss. Barclays Bank Group classifies all loans and advances past due 90 days except mortgages as Stage 3 credit impaired loans and therefore these are already considered a higher credit risk. However, in addition to Stage 3 gross loans and advances past due 90 days as at 31 December 2018, there are a further £19m of Stage 2 mortgage loans between 90 to 180 days past due.

Restructured loans not included above

Restructured loans: comprises loans not included above where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Restructured loans not classified as Stage 3 credit impaired and not greater than 90 days past due are £115m as at 31 December 2018.

These risk elements in loans and advances may be analysed between the United Kingdom and Rest of the World as follows:

Risk elements in loans and advances
	2018	2017[a]	2016[a]

As at 31 December	£m	£m	£m
Gross Stage 3 credit impaired loans (2014 to 2017: Individually impaired loans):

United Kingdom	872	2,648	2,688

Rest of the world	3,317	1,756	1,926
Total	4,189	4,404	4,614

Accruing gross loans which are not Stage 3 credit impaired loans and are contractually overdue 90 days or more as to principal or interest (2014 to 2017: Accruing gross loans which are not individually impaired loans and are contractually overdue 90 days or more as to principal or interest)

United Kingdom	19	752	810

Rest of the world	-	516	664
Total	19	1,268	1,474
Other gross restructured loans (2014 to 2017 Impaired and restructured loans):

United Kingdom	-	179	217

Rest of the world	115	143	186
Total	115	322	403
Total

United Kingdom	891	3,579	3,715

Rest of the world	3,432	2,415	2,776
Total	4,323	5,994	6,491

Note

a	The comparatives for 2017 and 2016 have been presented on an IAS 39 basis.

Barclays Bank PLC 2018 Annual Report on Form 20-F 257

Additional information

Additional financial disclosure (unaudited)

Interest forgone on risk elements in loans and advances
	2018	2017	2016

	£m	£m	£m

Interest income that would have been recognised under the original contractual terms

United Kingdom	–	87	91

Rest of the World	180	151	196
Total	180	238	287

Potential Problem Loans

Potential problem loans are those loans for which serious doubt exists as to the ability of the borrower to continue to comply with repayment terms in the near future.

Loans and advances at amortised cost by product on page 50 includes gross exposure and associated impairment allowance for assets classified as Stage 2, but not past due i.e. assets satisfying the criteria for a Significant Increase in Credit Risk, but which are still complying with repayment terms.

Forbearance measures consist of concessions towards a debtor that is experiencing or is about to experience difficulties in meeting their financial commitments. Both performing and non-performing forbearance assets are classified as Stage 3 except where it is established that the concession granted has not resulted in diminished financial obligation and that no other regulatory definition of default criteria has been triggered, in which case the asset is classified as Stage 2. The minimum probationary period for non-performing forbearance is 12 months and for performing forbearance, 24 months. Hence, a minimum of 36 months is required for non-performing forbearance to move out of a forborne state.

In order to assess asset credit quality, 12-month PDs are used to map assets into strong, satisfactory, higher risk or credit impaired. A credit risk profile by internal PD grade for gross loans and advances at amortised cost and allowance for ECL is shown in the credit risk section on page 57, analysing each of these categories by stage.

Wholesale accounts that are deemed to contain heightened levels of risk are recorded on graded watchlists comprising four categories, graded in line with the perceived severity of the risk attached to the lending, and its probability of default. Where a counterparty’s financial health gives grounds for concern, it is immediately placed into the appropriate category. Once an account has been placed on a watch list, the exposure is monitored and, where appropriate, exposure reductions are effected.

Impairment

The introduction of IFRS 9 has increased the total impairment allowance on Loans and advances held by Barclays Bank Group by £2,450m from £4,652m as at 31 December 2017 to £7,102m as at 1 January 2018. Barclays Bank PLC transferred its UK banking business on 1 April 2018 to Barclays Bank UK PLC. Results relating to the UK banking business for the three months ended 31 March 2018 (£201m) and for the twelve months ended 31 December 2017 (£783m) and 31 December 2016 (£896m) have been reported as discontinued operations. The comparatives for 2017, 2016, 2015 and 2014 are presented on an IAS 39 basis.

Movements in allowance for impairment by geography
	2018[a]	2017	2016

	£m	£m	£m

Allowance for impairment as at 1 January	7,102	4,620	4,921

Exchange and other adjustments[b]	(2,837)	(293)	(816)

Amounts written off:

United Kingdom	(514)	(1,111)	(1,272)

Europe	(62)	(157)	(218)

Americas	(862)	(1,038)	(664)

Africa and Middle East	–	(9)	(20)

Asia	(18)	(14)	(19)

New and increased/(released) impairment allowance:

United Kingdom	91	1,345	1,371

Europe	84	110	260

Americas	809	1,192	1,025

Africa and Middle East	32	23	44

Asia	18	(16)	8

Allowance for impairment as at 31 December	3,843	4,652	4,620

Average loans and advances for the year	199,441	296,799	305,323

Notes

a

Other financial assets subject to impairment not included in the table above include £12m impairment allowance relating to cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets

b	Exchange and other adjustments include £2,936m relating to the disposal of Barclays Bank UK PLC

Analysis of impairment charges
	2018	2017	2016

As at 31 December	£m	£m	£m

Impairment charges:

United Kingdom	(163)	354	232

Europe	52	92	245

Americas	758	1,084	920

Africa and Middle East	16	22	43

Asia	25	(16)	7

Loans and advances	688	1,536	1,447

Provision for undrawn contractually committed facilities and guarantees provided	(48)	14	9

Loans impairment	640	1,550	1,456

Cash collateral and settlement balances	(1)	–	–

Financial instruments at fair value through other comprehensive income	4	3	21

Impairment charges	643	1,553	1,477

258 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

The industry classifications in the tables below have been prepared at the level of the borrowing entity. This means that a loan to a subsidiary of a major corporation is classified by the industry in which the subsidiary operates, even though the Parent’s predominant business may be in a different industry.

Total impairment charges on loans and advances by industry

	2018	2017	2016

As at 31 December	£m	£m	£m

United Kingdom:

Financial institutions	66	(42)	(1)

Manufacturing	(4)	(12)	39

Construction	(2)	4	5

Property	(26)	(19)	(11)

Energy and water	(1)	35	12

Wholesale and retail distribution and leisure	(45)	39	36

Business and other services	(116)	232	53

Home loans	(15)	9	18

Cards, unsecured and other personal lending	54	104	60

Other	(74)	4	21

Total United Kingdom	(163)	354	232

Overseas	851	1,182	1,215

Total Impairment charges	688	1,536	1,447

Barclays Bank PLC 2018 Annual Report on Form 20-F 259

Additional information

Additional financial disclosure (unaudited)

Allowance for impairment by industry

	2018[a]		2017		2016

As at 31 December	£m	%	£m	%	£m	%

United Kingdom:

Financial institutions	66	1.7	11	0.2	5	0.1

Manufacturing	30	0.8	34	0.7	60	1.3

Construction	27	0.7	37	0.8	35	0.8

Property	39	1.0	48	1.0	89	1.9

Government and central bank	-	-	1	-	-	-

Energy and water	5	0.1	108	2.3	114	2.5

Wholesale and retail distribution and leisure	93	2.4	186	4.0	143	3.1

Business and other services	135	3.5	482	10.4	252	5.5

Home loans	19	0.5	137	2.9	144	3.1

Cards, unsecured and other personal lending	193	5.0	1,671	35.9	1,653	35.8

Other	38	1.0	42	0.9	49	1.1

Total United Kingdom	645	16.8	2,757	59.3	2,544	55.1

Overseas	3,198	83.2	1,895	40.7	2,076	44.9

Total	3,843	100.0	4,652	100.0	4,620	100.0

Note

a

Other financial assets subject to impairment not included in the table above include £12m impairment allowance relating to cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.

Amounts written off and recovered by industry
	Amounts written off			Recoveries of amounts previously written off

	2018	2017	2016	2018	2017	2016

As at 31 December	£m	£m	£m	£m	£m	£m

United Kingdom:

Financial institutions	2	2	2	1	47	-

Manufacturing	11	2	15	3	-	3

Construction	7	10	5	-	-	1

Property	31	22	18	4	-	11

Energy and water	4	32	-	-	-	2

Wholesale and retail distribution and leisure	34	23	25	14	-	5

Business and other services	214	105	52	6	(5)	10

Home loans	5	13	11	-	-	-

Cards, unsecured and other personal lending	191	897	1,134	-	19	36

Other	15	5	10	2	-	2

Total United Kingdom	514	1,111	1,272	30	61	70

Overseas	942	1,218	921	56	127	124

Total	1,456	2,329	2,193	86	188	194

Impairment ratios

	2018	2017	2016

	%	%	%
Impairment charges as a percentage of average loans and advances	0.32	0.52	0.48

Amounts written off (net of recoveries) as a percentage of average loans and advances	0.69	0.72	0.65

Allowance for impairment balance as a percentage of loans and advances as at 31 December	2.73	1.41	1.32

260 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Maturity analysis of loans and advances

Maturity analysis of loans and advances at amortised cost

	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total

As at 31 December 2018	£m	£m	£m	£m	£m	£m	£m	£m	£m

United Kingdom

Corporate lending	447	2,185	1,236	2,697	12,864	9,914	4,619	11,144	45,106

Other lending to customers in the United Kingdom	1,036	1,226	1,041	872	2,267	1,738	798	1,261	10,239

Total United Kingdom	1,483	3,411	2,277	3,569	15,131	11,652	5,417	12,405	55,345

Europe	2,756	1,990	1,122	2,050	8,489	3,919	3,266	4,703	28,295

Americas	4,325	2,228	1,707	3,288	13,700	9,933	6,813	7,043	49,037

Africa and Middle East	344	662	562	188	724	480	48	131	3,139

Asia	647	1,672	541	512	1,095	357	127	35	4,986

Total loans and advances at amortised cost	9,555	9,963	6,209	9,607	39,139	26,341	15,671	24,317	140,802

As at 31 December 2017

United Kingdom

Corporate lending	2,681	4,360	1,844	3,273	26,251	12,797	4,860	13,253	69,319

Other lending to customers in the United Kingdom	3,710	4,343	3,278	5,060	18,055	16,379	35,346	87,956	174,127

Total United Kingdom	6,391	8,703	5,122	8,333	44,306	29,176	40,206	101,209	243,446

Europe	4,980	3,553	1,102	1,548	6,719	3,313	2,622	3,922	27,759

Americas	1,988	10,500	2,571	3,949	10,805	7,236	5,652	6,390	49,091

Africa and Middle East	405	1,327	172	226	838	274	102	124	3,468

Asia	1,007	1,981	865	626	433	285	95	186	5,478

Total loans and advances at amortised cost	14,771	26,064	9,832	14,682	63,101	40,284	48,677	111,831	329,242

Barclays Bank PLC 2018 Annual Report on Form 20-F 261

Additional information

Additional financial disclosure (unaudited)

Industrial and geographical concentrations of loans and advances

Loans and advances at amortised cost by industry

	2018	2017	2016

As at 31 December	£m	£m	£m

Financial institutions	27,540	36,196	50,030

Manufacturing	8,444	9,193	12,198

Construction	2,486	3,284	3,525

Property	10,745	20,364	20,831

Government and central bank	3,476	9,090	9,312

Energy and water	5,508	5,644	7,154

Wholesale and retail distribution and leisure	9,831	12,605	13,070

Business and other services	17,438	20,381	21,390

Home loans	13,530	147,460	145,184

Cards, unsecured loans and other personal lending	35,498	57,245	59,851

Other	6,306	7,780	8,357

Loans and advances at amortised cost	140,802	329,242	350,902

Loans and advances at amortised cost in the UK

	2018	2017	2016

As at 31 December	£m	£m	£m

Financial institutions	5,605	6,820	8,672

Manufacturing	4,035	6,198	6,816

Construction	2,277	3,025	3,254

Property	7,892	18,168	18,145

Government and central bank	1,012	7,906	7,226

Energy and water	2,595	2,501	2,229

Wholesale and retail distribution and leisure	7,993	10,617	10,586

Business and other services	12,542	16,385	16,425

Home loans	2,521	134,820	131,945

Cards, unsecured loans and other personal lending	6,122	30,786	31,260

Other	2,751	6,220	6,464

Loans and advances at amortised cost in the UK	55,345	243,446	243,022

Loans and advances at amortised cost in Europe

	2018	2017	2016

As at 31 December	£m	£m	£m

Financial institutions	5,937	6,130	5,531

Manufacturing	1,335	1,347	2,522

Construction	85	80	30

Property	708	734	1,047

Government and central bank	1,778	323	702

Energy and water	675	621	1,217

Wholesale and retail distribution and leisure	735	808	907

Business and other services	991	1,023	1,014

Home loans	10,157	11,578	12,189

Cards, unsecured loans and other personal lending	5,055	4,483	4,283

Other	839	632	385

Loans and advances at amortised cost in Europe	28,295	27,759	29,827

262 Barclays Bank PLC 2018 Annual Report on Form 20-F

Additional information

Additional financial disclosure (unaudited)

Loans and advances at amortised cost in the Americas

	2018	2017	2016

As at 31 December	£m	£m	£m

Financial institutions	12,430	18,559	30,348

Manufacturing	2,426	1,262	2,348

Construction	71	147	204

Property	2,071	1,272	1,463

Government and central bank	424	-	162

Energy and water	1,667	1,986	2,709

Wholesale and retail distribution and leisure	612	660	949

Business and other services	2,970	2,629	3,322

Home loans	433	567	595

Cards, unsecured loans and other personal lending	23,746	21,486	23,700

Other	2,187	523	828

Loans and advances at amortised cost in the Americas	49,037	49,091	66,628

Loans and advances at amortised cost in Africa and Middle East

	2018	2017	2016

As at 31 December	£m	£m	£m

Financial institutions	1,319	1,067	1,065

Manufacturing	51	13	60

Construction	-	-	2

Property	52	112	80

Government and central bank	262	860	1,031

Energy and water	200	252	494

Wholesale and retail distribution and leisure	123	219	328

Business and other services	221	64	237

Home loans	331	378	357

Cards, unsecured loans and other personal lending	484	406	494

Other	96	97	200

Loans and advances at amortised cost in Africa and Middle East	3,139	3,468	4,348

Loans and advances at amortised cost in Asia

	2018	2017	2016

As at 31 December	£m	£m	£m

Financial institutions	2,249	3,620	4,414

Manufacturing	597	373	452

Construction	53	32	35

Property	22	78	96

Government and central bank	-	1	191

Energy and water	371	284	505

Wholesale and retail distribution and leisure	368	301	300

Business and other services	714	280	392

Home loans	88	117	98

Cards, unsecured loans and other personal lending	91	84	114

Other	433	308	480

Loans and advances at amortised cost in Asia	4,986	5,478	7,077

Note

a	The comparatives for 2017, 2016, 2015 and 2014 have been presented on an IAS 39 basis.

Interest rate sensitivity of gross loans and advances at amortised cost

		2018			2017

	Fixed rate[a]	Variable rate	Total	Fixed rate[a]	Variable rate	Total

As at 31 December	£m	£m	£m	£m	£m	£m
Gross loans and advances at amortised cost	32,253	108,549	140,802	110,276	218,966	329,242

Barclays Bank PLC 2018 Annual Report on Form 20-F 263

Additional information

Additional financial disclosure (unaudited)

Foreign outstandings in currencies other than the local currency of the borrower for countries where this exceeds 0.75% of total Group assets

	As % of assets	Total	Banks and other financial institutions	Government and official institutions	Commercial industrial and other private sectors

	%	£m	£m	£m	£m

As at 31 December 2018[a]

United States	20.1	174,649	10,677	14,373	149,599

Germany	2.0	15,099	13,227	1,872	-

France	5.4	41,989	29,346	3,720	8,923

Cayman Islands	1.8	11,757	-	-	11,757

Switzerland	0.8	8,384	1,917	4,094	2,373

Netherlands	1.0	6,098	670	784	4,644

Spain	0.9	6,479	3,641	1,682	1,156

Italy	0.8	5,959	2,818	2,260	881

Canada	1.0	9,276	1,091	1,287	6,898

As at 31 December 2017[a]

United States	12.8	138,235	10,075	10,316	117,844

Germany	2.4	24,370	9,638	9,979	4,753

France	4.3	41,829	26,101	4,948	10,780

Cayman Islands	2.2	16,443	-	-	16,443

Switzerland	1.0	11,708	548	9,462	1,698

Netherlands	0.8	7,169	26	1,829	5,314

Spain	0.8	7,977	5,069	1,606	1,302

Hong Kong	0.9	9,952	466	24	9,462

As at 31 December 2016[a]

United States	7.9	97,034	11,777	10,173	75,084

Germany	1.6	18,088	10,229	4,696	3,163

France	2.9	33,178	20,634	4,192	8,352

Cayman Islands	2.1	16,351	28	2	16,321

Switzerland	0.8	10,193	654	7,551	1,988

Note

a	Figures are net of short securities.

Off-balance sheet and other credit exposures

	2018	2017	2016

As at 31 December	£m	£m	£m

Off-balance sheet exposures

Contingent liabilities	19,394	19,012	19,939

Commitments	257,768	315,573	303,686

On-balance sheet exposures

Trading portfolio assets	104,038	113,755	80,255

Financial assets at fair value through the income statement	145,250	116,282	78,608

Derivative financial instruments	222,683	237,987	346,820

Financial investments	-	58,963	63,365

Financial assets at fair value through other comprehensive income	44,994	-	-

Notional principal amounts of credit derivatives

	2018	2017	2016

As at 31 December	£m	£m	£m

Credit derivatives held or issued for trading purposes[a]	759,075	715,741	947,800

Note

a	Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

264 Barclays Bank PLC 2018 Annual Report on Form 20-F

Glossary of terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Barclays Bank Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Barclays Bank Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ AT1 capital largely comprises eligible non-common equity capital securities and any related share premium.

‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.

‘Advanced Measurement Approach (AMA)’ Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an adverse interest rate movements over a predefined time horizon.

‘Annualised cumulative weighted average lifetime PD’ The probability of default over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed Accounts’ Arrears Managed Accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays PLC adjusted for the after tax amounts of capital securities classified as equity.

‘Average allocated tangible shareholders equity’ Calculated as the average of the previous month’s period end allocated tangible shareholders’ equity and the current month’s period end allocated tangible shareholders’ equity. The average allocated tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Average tangible shareholders’ equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Average UK leverage ratio’ As per the PRA rulebook, is calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘BAGL’ or ‘Barclays Africa’ Barclays Africa Group Limited, which was previously a subsidiary of the Barclays Bank Group. Following a sell down of shares resulting in a loss of control, the Barclays Bank Group’s shareholding in BAGL is now classified as a financial asset at fair value through other comprehensive income.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + ... ) / total outstandings in portfolio.

Barclays Bank PLC 2018 Annual Report on Form 20-F 265

Glossary of terms

‘Barclaycard’ An international consumer payments business serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany and Scandinavia.

‘Barclays’ or ’Barclays Bank Group’ Barclays PLC together with its subsidiaries.

‘Barclays Bank Group’ Barclays Bank PLC together with its subsidiaries.

‘Barclays Bank UK Group’ Barclays Bank UK PLC together with its subsidiaries.

‘Barclays Operating businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal business, the small UK Corporate and UK Wealth businesses and the Barclaycard UK consumer credit cards business) and Barclays International (which include the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business; and Barclaycard Business Solutions).

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses.

‘Barclays Execution Services’ or ‘BX’ or BSerL’ or ‘Group Service Company’ Barclays Services Limited, the Group services company set up to provide services to Barclays UK and Barclays International to deliver operational continuity.

‘Barclays International’ The segment of Barclays held by Barclays Bank PLC which has not been ring-fenced as part of regulatory ring fencing requirements. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business (consisting of the US, German and Nordic consumer credit cards businesses); and Barclaycard Business Solutions (including merchant acquiring).

‘Barclays Non-Core’ The previously reported unit comprising of a group of businesses and assets that were exited or run down by Barclays, which was closed in 2017.

‘Barclays UK’ The segment of Barclays held by Barclays Bank UK PLC which has been ring-fenced as part of regulatory ring fencing requirements. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business.

‘Basel 3’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.

‘Basel Committee of Banking Supervision (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.

‘Basic Indicator Approach (BIA)’ Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Index/Tenor risk, that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘Book quality’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

‘Book size’ In the context of the Funding Risk, Capital Risk section, changes in RWAs driven by business activity, including net originations or repayments.

‘Business Banking’ Offers specialist advice, products and services to small and medium enterprises in the UK.

‘Business Lending’ Business Lending in Barclays UK that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital ratios’ Key financial ratios measuring the Bank’s capital adequacy or financial strength expressed as a percentage of Risk Weighted Assets.

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, which accompanies CRD IV and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity.

266 Barclays Bank PLC 2018 Annual Report on Form 20-F

Glossary of terms

‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating Risk Weighted Assets for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.

‘Capital resources’ Common Equity Tier 1, Additional Tier 1 and Tier 2 capital those are eligible to satisfy capital requirements under CRD IV.

‘Capital risk’ The risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Bank Group’s pension plans.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Charges add-on and non VaR’ In the context of Risk Weighted Assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk Charges and Correlation Risk.

‘Client Assets’ Assets managed or administered by Barclays Bank Group on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Combined Buffer Requirement’ In the context of the CRD IV capital obligations, the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the OSII buffer, the Systemic Risk buffer and an institution specific counter-cyclical buffer.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under Basel III that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.

‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of Risk Weighted Assets.

‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the United States assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.

‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).

‘Conduct risk’ The risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.

‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

Barclays Bank PLC 2018 Annual Report on Form 20-F 267

Glossary of terms

‘Consumer, Cards and Payments’ The international Barclaycard business, Barclays Business Solutions and the international Wealth business.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays Bank Group or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of the Barclays Bank Group’s Common Equity Tier 1 (CET1) ratio falling below a specific level, or at the direction of regulators.

‘Conversion Trigger’ Used in the context of Contingent Capital Notes and AT1 securities. A capital adequacy trigger event occurs when the CET1 ratio of the bank falls below a certain level (the trigger) as defined in the Terms & Conditions of the instruments issued. See Contingent Capital Notes.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution.

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Corporate and Investment Banking (CIB)’ Barclays Corporate and Investment Banking businesses which form part of Barclays International.

‘Cost: income ratio’ Operating expenses divided by total income.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income less credit impairment charges and other provisions.

‘Cost to income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.

‘Counter-Cyclical Capital Buffer (CCyB)’ CET1 Capital that is required to be held under CRD IV rules to ensure that banks build up surplus capital when macroeconomic conditions indicate areas of the economy are overheating.

‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that applies to all Prudential Regulation Authority (PRA) regulated institutions from 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC). The CCLB applies in addition to the minimum of 3.25% and any G-SII additional Leverage Ratio Buffer that applies.

‘Counterparty credit risk’ The risk related to a counterparty defaulting before the final settlement of a transaction’s cash flows. In the context of Risk Weighted Assets, a component of Risk Weighted Assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate Risk Weighted Assets.

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents credit products and Securitised Products.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

‘Credit Rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.

‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: (i) impaired loans; (ii) accruing past due 90 days or more; and (iii) restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

268 Barclays Bank PLC 2018 Annual Report on Form 20-F

Glossary of terms

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; collateral, netting and set-off, and risk transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRLs (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘CRR leverage exposure’ Is calculated in accordance with article 429 as per the CRR.

‘CRR leverage ratio’ Is calculated using the CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as the denominator.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Funding Risk, Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Bank Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Barclays Bank Group. The charge is prescribed by the CRR.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Bank Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Bank Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Bank Group default or not perform any contractual obligations.

‘Debt buy-backs’ Purchases of the Barclays Bank Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Bank Group. These are liabilities of the Barclays Bank Group and include certificates of deposit and commercial paper.

‘Default grades’ Barclays Bank Group classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Default fund contributions’ The amount of contribution made by members of a central counterparty (CCP). All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by that member.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed Accounts limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total earnings per share.

‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.

‘Effective Expected Positive Exposure (EEPE)’ The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.

Barclays Bank PLC 2018 Annual Report on Form 20-F 269

Glossary of terms

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays Bank Group risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Bank Group; sets out risk appetite requirements; sets out roles and responsibilities for risk management; and sets out risk committee structure.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Bank Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smoothen the income over a medium/long term.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Banking Authority (EBA)’ The European Banking Authority (EBA) is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, efficiency and orderly functioning of the banking sector.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.

‘Eurozone’ Represents the 19 European Union countries that have adopted the euro as their common currency. The 19 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and must reflect the unbiased and probability weighted assessment of a range of outcomes.

‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an internals ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays Bank Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

‘Exposure at Default (EAD)’ The estimation of the extent to which Barclays Bank Group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRD IV.

‘Federal Reserve Board (FRB)’ Is the governing board of the Federal Reserve System of the United States of America, in charge of making the country’s monetary policy.

‘Financial Policy Committee (FPC)’ The Bank of England’s Financial Policy Committee (FPC) identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating Risk Weighted Asset values.

270 Barclays Bank PLC 2018 Annual Report on Form 20-F

Glossary of terms

‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.

‘Fitch’ A credit rating agency.

‘Forbearance Programmes’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Barclays Bank Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRD IV.

‘Funded credit protection’ Is a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with, the amount of the difference between the amount of the exposure and the amount of a claim on the institution.

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General Data Protection Regulations (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation by which the European Parliament, the Council of the European Union and the European Commission intend to strengthen and unify data protection for all individuals within the European Union.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of globally systemically important banks.

‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to globally systemically important banks (G-SIBs) and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined systemic risk buffers that applies to the bank.

Barclays Bank PLC 2018 Annual Report on Form 20-F 271

Glossary of terms

‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.

’Grandfathering’ In the context of CRD IV capital resources, the phasing in of the application of instrument eligibility rules which allows CRR non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office’ A division comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.

‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the United States.

‘IMA / Internal Model Approach’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

‘IMM / Internal Model Method’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Identified Impairment (II)’ Specific impairment allowances for financial assets, individually estimated.

‘IFRS9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.

‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Impairment Coverage Ratio’ Impairment allowance held against balances in a specific portfolio expressed as a percentage of balances in the specific portfolio.

‘Income’ Total income, unless otherwise specified.

‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Independent Validation Unit (IVU)’ The function within the bank responsible for independent review, challenge and approval of all models.

‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance Risk’ The risk of the Barclays Bank Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a

272 Barclays Bank PLC 2018 Annual Report on Form 20-F

Glossary of terms

notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Bank Group’s net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank’s internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the Barclays Bank Group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the Barclays Bank Group’s risk appetite, economic capital and stress testing frameworks.

‘Internal model method (IMM)’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘A-IRB’): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

‘Investment Bank’ The Barclays Bank Group’s investment bank which consists of origination led and returns focused markets and banking business which forms part of the Corporate and Investment Banking segment of Barclays International.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

‘Lag risk’ Arises from the delay in re-pricing customer rates for certain variable/managed rate products, following an underlying change to market interest rates. This is typically driven by either regulatory constraint around customer notification on pricing changes, processing time for the Barclays Bank Group’s and/or Entity’s notification systems or contractual agreements within a product’s terms and conditions.

‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank’s eligible capital.

‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Bank Group to meet its legal obligations including regulatory or contractual requirements.

‘Lender Option Borrower Option (LOBO)’ A clause previously included in ESHLA loans that allowed Barclays, on specific dates, to raise the fixed interest rate on the loan, upon which the borrower had the option to either continue with the loan at the higher rate, or re-pay the loan at par.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include, for example, lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

Barclays Bank PLC 2018 Annual Report on Form 20-F 273

Glossary of terms

‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.

‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’ The Barclays Bank Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Bank Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity Risk’ The risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that is does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Bank Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC) and which incorporates liquidity policies, systems and controls that the Barclays Bank Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, currency and commodities income.

‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current mark to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Bank Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.

‘Medium-Term Notes’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

274 Barclays Bank PLC 2018 Annual Report on Form 20-F

Glossary of terms

‘Methodology and policy’ In the context of the Funding Risk, Capital Risk section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘MiFid2’ The Markets in Financial Instruments Directive 2004/39/EC (known as “MiFID” 1) as subsequently amended to MiFID 2 is a European Union law that provides harmonised regulation for investment services across the 31 member states of the European Economic Area.

‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution. An institution’s MREL requirement is set by its resolution authority. Amendments are proposed to align MREL and TLAC requirements for EU G-SIBs.

‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

‘Model updates’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of Risk Weighted Assets, Market risk calculated using value at risk models laid down by the CRR and supervised by the PRA.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

‘Net interest income (NII)’ The difference between interest income on assets and interest expense on liabilities.

‘Net interest margin (NIM)’ Net interest income divided by the sum of average customer assets.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

Barclays Bank PLC 2018 Annual Report on Form 20-F 275

Glossary of terms

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-performing balances impairment coverage ratio’ Impairment allowance held against non performing balances expressed as a percentage of non performing balances.

‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact bank’s capital and/or earnings due to adverse movements in Interest or Foreign Exchange Rates.

‘Non-Traded VaR’ Reflects the volatility in the value of the available for sale investments in the liquidity pool which flow directly through capital via the available for sale reserve. The underlying methodology to calculate non traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non Traded VaR represents the volatility to capital driven by the available for sale exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.

‘Operational risk’ The risk of loss to the bank from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.

‘Operational Riskdata eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin, low capital fee based activities and related hedging opportunities.

‘Origination exposure model’ A technique used to measure the counterparty credit risk of losing anticipated cash flows from forwards, swaps, options and other derivatives contracts in the event the counterparty to the contract should default.

‘OSII’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Barclays Bank Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Barclays Bank Group’s earnings and capital being adversely impacted by the Barclays Bank Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Personal Banking’ Offers retail advice, products and services to community and premier customers in the UK.

‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded Risk Weighted Assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Bank Group uses for capital planning purposes. Head Office tangible equity represents the difference between the Barclays Bank Group’s tangible equity and the amounts allocated to businesses.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Future Exposure (PFE) on Derivatives’ A regulatory calculation in respect of the Barclays Bank Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

276 Barclays Bank PLC 2018 Annual Report on Form 20-F

Glossary of terms

‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Principal Risks’ the principal risks affecting the Barclays Bank Group described in the risk review section of the Barclays PLC Annual Report.

‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge in place to reduce earnings volatility on product balances with an instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.

‘Properties in Possession held as ’Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa, where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.

‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). It includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Barclays Bank Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Bank Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

Barclays Bank PLC 2018 Annual Report on Form 20-F 277

Glossary of terms

‘Repricing lag risk’ The risk that when underlying interest rates change it can take a number of months to change the customer rate e.g. should rates decrease then we would need to let our variable savings rate customers know that we would be decreasing their savings rates. This could result in a loss of income as it may take several months, whereas the “funding/investment” benefit reduces immediately.

‘Repurchase agreement (Repo)’ / ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a Reverse repurchase agreement or Reverse repo.

‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Bank Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

‘Re-securitisations’ The repackaging of Securitised Products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average Risk Weighted Assets’ Statutory profit as a proportion of average Risk Weighted Assets.

‘Return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Return on average tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments, adjusted for the deduction of intangible assets and goodwill.

‘Return on average allocated tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible shareholders’ equity.

‘Risk Appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRD IV and local regulators.

‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Barclays Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate Bank.

‘Securities Financing Transactions (SFT)’ In the context of Risk Weighted Assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

278 Barclays Bank PLC 2018 Annual Report on Form 20-F

Glossary of terms

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitised Products’ A business within the Investment Bank that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.

‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach are detailed in BIPRU 4.5.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.

‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.

‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.

‘Standard & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised Approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Bank Group (either financial or non-financial), assessing the Barclays Bank Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.

‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smoothen the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Structured finance/notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Barclays Bank PLC 2018 Annual Report on Form 20-F 279

Glossary of terms

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Systemic Risk Buffer’ CET1 capital that may be required to be held as part of the Combined Buffer Requirement increasing the capacity of UK banks to absorb stress and limiting the damage to the economy as a results of restricted lending.

‘Tangible net asset value’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Tangible net asset value per share’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill, divided by the number of issued ordinary shares.

‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The Fundamental Review of the Trading Book (FRTB)’ Is a comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III applicable to banks’ wholesale trading activities.

‘The Standardised Approach (TSA)’ Under the TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Bank Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitors their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line).

‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of Risk Weighted Assets under CRD IV.

‘Tier 2 (T2) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation.

‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital in the context of CRD IV.

‘Total capital ratio’ Total Regulatory capital as a percentage of Risk Weighted Assets.

‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution.

‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against Forbearance balances expressed as a percentage of balance in forbearance.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the Banking Book.

‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.

‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Unidentified Impairment (UI)’ Impairment for losses which are judged to be incurred but not yet specifically identified in customer exposures at the balance sheet date, and which, therefore, have not been specifically reported. The incurred but not yet reported calculation is based on the asset’s probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to

280 Barclays Bank PLC 2018 Annual Report on Form 20-F

Glossary of terms

default within a specified period, termed as the outcome period. This is calculated on the present value of estimated future cash flows discounted at the financial asset’s effective interest rate. The emergence and outcome periods vary across products.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘UK leverage exposure’ Is calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.

‘UK leverage ratio’ As per the PRA rulebook, means a bank’s tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.

‘Unfunded credit protection’ Is a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Utilisation rate’ Utilisation of MCA balances expressed as a percentage of total MCA reserve limits.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released.

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

Barclays Bank PLC 2018 Annual Report on Form 20-F 281

EXHIBIT INDEX

Exhibit	Description

1.1	Articles of Association of Barclays Bank PLC (incorporated by reference to the Form 6-K filed on May 13th, 2010).

2.1	Long Term Debt Instruments: Barclays Bank PLC is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of its total assets (on a consolidated basis) is authorised to be issued. Barclays Bank PLC hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

4.1	Barclays Bank PLC Directors Deferred Compensation Plan (incorporated by reference to the Barclays Bank PLC Registration Statement on Form S-8 (File no. 333-149301) filed on February 19, 2008).

4.2	Barclays Bank PLC Senior Management Deferred Compensation Plan (incorporated by reference to the Barclays Bank PLC Registration Statement on Form S-8 (File no. 333-149302) filed on February 19, 2008).

4.3

Barclays Bank PLC 1999 Barclays Bank PLC Deferred Compensation Plan (incorporated by reference to the Barclays Bank PLC Registration Statement on Form S-8 (File no. 333-112796) filed on February 13, 2004).

4.4

Barclays Bank PLC U.S. Senior Management Deferred Compensation Plan (incorporated by reference to the Barclays Bank PLC Registration Statement on Form S-8 (File no. 333-112797) filed on February 13, 2004).

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of KPMG LLP for incorporation by reference of reports in certain securities registration statements of Barclays Bank PLC.

15.2	Consent of PricewaterhouseCoopers LLP for incorporation by reference of reports in certain securities registration statements of Barclays Bank PLC.

99.1	A table setting forth the issued share capital of Barclays Bank Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2018.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

Barclays Bank PLC 2018 Annual Report on Form 20-F 282

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date February 21, 2019	Barclays Bank PLC (Registrant)

	By	/s/ Steven Ewart
Steven Ewart, Chief Financial Officer

283 Barclays Bank PLC 2018 Annual Report on Form 20-F