Form 20-F
period 2019-12-31
BARCLAYS BANK PLC
filed 2020-02-14
CIK 312070

UNITED

STATES

SECURITIES

AND

EXCHANGE

COMMISSION

WASHINGTON,

DC

20549

FORM

20

-F

(Mark

One)

☐

REGISTRATION

STATEMENT

PURSUANT

TO

SECTION

12(b)

OR

12(g)

OF

THE

SECURITIES

EXCHANGE

ACT

OF

1934

OR

☑

ANNUAL

REPORT

PURSUANT

TO

SECTION

13

OR

15(d)

OF

THE

SECURITIES

EXCHANGE

ACT

OF

1934

For

the

fiscal

year

ended

December

31,

2019

OR

☐

TRANSITION

REPORT

PURSUANT

TO

SECTION

13

OR

15(d)

OF

THE

SECURITIES

EXCHANGE

ACT

OF

1934

For

the

transition

period

from

to

OR

☐

SHELL

COMPANY

REPORT

PURSUANT

TO

SECTION

13

OR

15(d)

OF

THE

SECURITIES

EXCHANGE

ACT

OF

1934

Date

of

event

requiring

this

shell

company

report

Commission

file

number
Barclays

Bank

PLC
1

-

10257

BARCLAYS

BANK

PLC

(Exact

Name

of

Registrant

as

Specified

in

its

Charter)

ENGLAND

(Jurisdiction

of

Incorporation

or

Organization)

1

CHURCHILL

PLACE,

LONDON

E14

5HP,

ENGLAND

(Address

of

Principal

Executive

Offices)

GARTH

WRIGHT,

+44

(0)20

7116

3170,

GARTH.WRIGHT@BARCLAYS.COM

1

CHURCHILL

PLACE,

LONDON

E14

5HP,

ENGLAND

(Name,

Telephone,

E-mail

and/or

Facsimile

number

and

Address

of

Company

Contact

Person)

As

a

wholly

-

owned

subsidiary

of

Barclays

PLC,

which

is

a

reporting

company

under

the

Securities

Exchange

Act

of

1934,

Barclays

Bank

PLC

meets
the

conditions

set

forth

in

General

Instruction

I(1)(a)

and

(b)

of

Form

10

-

K,

as

applied

to

annual

reports

on

Form

20

-

F,

and

is

therefore

filing

this
Form

20

-

F

with

a

reduced

disclosure

format.
Securities

registered

or

to

be

registered

pursuant

to

Section

12(b)

of

the

Act:

Title

of

Each

Class

Trading

Symbol(s)

Name

of

Each

Exchange
On

Which

Registered

2.650%

Fixed

Rate

Senior

Notes

due

2021
BCS21E
New

York

Stock

Exchange
Floating

Rate

Notes

due

2021
BCS21D
New

York

Stock

Exchange
5.140%

Lower

Tier

2

Notes

due

October

2020
BCS/20
New

York

Stock

Exchange
iPath
®

Bloomberg

Commodity

Index

Total

Return
SM

ETN
DJP
NYSE

Arca
iPath
®

Series

B

Bloomberg

Agriculture

Subindex

Total

Return
SM

ETN
JJA
NYSE

Arca
iPath
®

Series

B

Bloomberg

Aluminum

Subindex

Total

Return
SM

ETN
JJU
NYSE

Arca
iPath
®

Bloomberg

Cocoa

Subindex

Total

Return
SM

ETN
NIB
NYSE

Arca
iPath
®

Series

B

Bloomberg

Coffee

Subindex

Total

Return
SM

ETN
JO
NYSE

Arca

iPath
®

Series

B

Bloomberg

Copper

Subindex

Total

Return
SM

ETN
JJC
NYSE

Arca
iPath
®

Series

B

Bloomberg

Cotton

Subindex

Total

Return
SM

ETN
BAL
NYSE

Arca
iPath
®

Series

B

Bloomberg

Energy

Subindex

Total

Return
SM

ETN
JJE
NYSE

Arca
iPath
®

Series

B

Bloomberg

Grains

Subindex

Total

Return
SM

ETN
JJG
NYSE

Arca
iPath
®

Series

B

Bloomberg

Industrial

Metals

Subindex

Total

Return
SM

ETN
JJM
NYSE

Arca
iPath
®

Bloomberg

Lead

Subindex

Total

Return
SM

ETN
LD
NYSE

Arca
iPath
®

Series

B

Bloomberg

Livestock

Subindex

Total

Return
SM

ETN
COW
NYSE

Arca
iPath
®

Series

B

Bloomberg

Nickel

Subindex

Total

Return
SM

ETN
JJN
NYSE

Arca
iPath
®

Series

B

Bloomberg

Platinum

Subindex

Total

Return
SM

ETN
PGM
NYSE

Arca
iPath
®

Series

B

Bloomberg

Precious

Metals

Subindex

Total

Return
SM

ETN
JJP
NYSE

Arca
iPath
®

Series

B

Bloomberg

Softs

Subindex

Total

Return
SM

ETN
JJS
NYSE

Arca
iPath
®

Series

B

Bloomberg

Sugar

Subindex

Total

Return
SM

ETN
SGG
NYSE

Arca
iPath
®

Series

B

Bloomberg

Tin

Subindex

Total

Return
SM

ETN
JJT
NYSE

Arca
iPath
®

Series

B

Bloomberg

Natural

Gas

Subindex

Total

Return
SM

ETN
GAZ
NYSE

Arca
iPath
®

S&P

GSCI
®

Total

Return

Index

ETN
GSP
NYSE

Arca
iPath
®
Series

B

S&P

GSCI

Crude

Oil

Return

Index

ETN
OIL
NYSE

Arca
iPath
®

Pure

Beta

Broad

Commodity

ETN
BCM
NYSE

Arca
iPath
®

Pure

Beta

Crude

Oil

ETN
OLEM
NYSE

Arca
iPath
®

Series

B

Carbon

ETN
GRN
NYSE

Arca
iPath
®

Gold

ETN
GBUG
NYSE

Arca
iPath
®

Silver

ETN
SBUG
NYSE

Arca
Barclays

ETN+

Shiller

CAPE
TM

ETNs
CAPE
NYSE

Arca
Barclays

ETN+

FI

Enhanced

Europe

50

ETN

Series

C
FFEU
NYSE

Arca
Barclays

ETN+

FI

Enhanced

Global

High

Yield

ETN

Series

B
FIYY
NYSE

Arca
Barclays

ETN+

FI

Enhanced

Europe

50

ETN

Series

B
FLEU
NYSE

Arca
iPath
®

Series

B

S&P

500

VIX

Short

-

Term

Futures
TM

ETNs
VXX
CBOE

BZX

Exchange
iPath
®

Series

B

S&P

500

VIX

Mid

-

Term

Futures
TM

ETNs
VXZ
CBOE

BZX

Exchange
iPath
®

S&P

MLP

ETN
IMLP
CBOE

BZX

Exchange
iPath
®

S&P

500

Dynamic

VIX

ETN
XVZ
CBOE

BZX

Exchange
Barclays

ETN+

Select

MLP

ETN
ATMP
CBOE

BZX

Exchange
Barclays

ETN+

S&P

VEQTOR™

ETN
VQT
CBOE

BZX

Exchange
Barclays

Women

in

Leadership

ETN
WIL
CBOE

BZX

Exchange
Barclays

Return

on

Disability

ETN
RODI
CBOE

BZX

Exchange
iPath
®

US

Treasury

Steepener

ETN
STPP
CBOE

BZX

Exchange

iPath
®

US

Treasury

Flattener

ETN
FLAT
CBOE

BZX

Exchange
iPath
®

US

Treasury

2

-

year

Bull

ETN
DTUL
CBOE

BZX

Exchange
iPath
®

US

Treasury

2

-

year

Bear

ETN
DTUS
CBOE

BZX

Exchange
iPath
®

US

Treasury

5

-

year

Bull

ETN
DFVL
CBOE

BZX

Exchange
iPath
®

US

Treasury

5

-

year

Bear

ETN
DFVS
CBOE

BZX

Exchange
iPath
®

US

Treasury

10

-

year

Bull

ETN
DTYL
CBOE

BZX

Exchange
iPath
®

US

Treasury

10

-

year

Bear

ETN
DTYS
CBOE

BZX

Exchange
iPath
®

US

Treasury

Long

Bond

Bear

ETN
DLBS
CBOE

BZX

Exchange
Barclays

Inverse

US

Treasury

Composite

ETN
TAPR
CBOE

BZX

Exchange

Securities

registered

or

to

be

registered

pursuant

to

Section

12(g)

of

the

Act:

None

Securities

for

which

there

is

a

reporting

obligation

pursuant

to

Section

15(d)

of

the

Act:

None

Indicate

the

number

of

outstanding

shares

of

each

of

the

issuer’s

classes

of

capital

or

common

stock

as

of

the

close

of

the

period

covered

by

the
annual

report.

£1

ordinary

shares
2,342,558,515
£1

preference

shares
1,000
€100

preference

shares
31,856
$100

preference

shares
58,133
Indicate

by

check

mark

if

the

registrant

is

a

well-known

seasoned

issuer,

as

defined

in

Rule

405

of

the

Securities

Act.

Yes ☐

No
☑

If

this

report

is

an

annual

or

transition

rep

ort,

indicate

by

check

mark

if

the

registrant

is

not

required

to

file

reports

pursuant

to

Section

13

or

15(d)
of

the

Securities

Exchange

Act

1934.

Yes ☐

No
☑

Note

–

Checking

the

box

above

will

not

relieve

any

registrant

required

to

file

reports

pursua

nt

to

Section

13

or

15(d)

of

the

Securities

Exchange

Act
of

1934

from

their

obligations

under

those

Sections.

Indicate

by

check

mark

whether

the

registrant

(1)

has

filed

all

reports

required

to

be

filed

by

Section

13

or

15(d)

of

the

Securities

Exchange

Ac

t

of
1934

during

the

preceding

12

months

(or

for

such

shorter

period

that

the

registrant

was

required

to

file

such

reports),

and

(2)

has

been

subject

to
such

filing

requirements

for

the

past

90

days.

Yes ☑

No
☐

Indicate

by

check

mark

whether

the

registrant

has

submitted

electronically

every

Interactive

Data

File

required

to

be

submitted

pursuant

to

Rule
405

of

Regulation

S-T

(§

232.405

of

this

chapter)

during

the

preceding

12

months

(or

for

such

shorter

period

that

the

registrant

was

required

to
submit

such

files).
Yes ☑

No
☐

Indicate

by

check

mark

whether

the

registrant

is

a

large

accelerated

filer,

an

accelerated

filer,

a

non

-

accelerated

filer,

or

an

emerging

growth
company.

See

definition

of

“large

accelerated

filer”,

“accelerated

filer”

and

“emerging

growth

company”

in

Rule

12b

-

2

of

the

Exchange

Act:

Large

Accelerated

Filer
☐
Accelerated

Filer
☐
Non

-

Accelerated

Filer
☑
Emerging

growth

company
☐

If

an

emerging

growth

company

that

prepares

its

financial

statements

in

accordance

with

U.S.

GAAP,

indicate

by

check

mark

if

the

registrant

has
elected

not

to

use

the

extended

transition

period

for

complying

with

any

new

or

revised

financial

accounting

standards†

provided

pursuant

to
Section

13(a)

of

the

Exchange

Act.
☐
†

The

term

“new

or

revised

financial

accounting

standard”

refers

to

any

update

issued

by

the

Financial

Accounting

Standards

Board

to

its
Accounting

Standards

Codification

after

April

5,

2012.
*Indicate

by

check

mark

which

basis

of

accounting

the

registrant

has

used

to

prepare

the

financial

statements

included

in

this

filing:

U.S.

GAAP
☐

International

Financial

Reporting

Standards

as

issued

by

the

International

Accounting

Standards

Board

☑

Other ☐

*If

“Other”

has

been

checked

in

response

to

the

previous

question,

indicate

by

chec

k

mark

which

financial

statement

item

the

registrant

has
elected

to

follow:

Item

17
☐

Item

18
☐

If

this

is

an

annual

report,

indicate

by

check

mark

whether

the

registrant

is

a

shell

company

(as

defined

in

Rule

12b

-

2

of

the

Exchange

Act).

Yes ☐

No
☑

(APPLICABLE

ONLY

TO

ISSUERS

INVOLVED

IN

BANKRUPTCY

PROCEEDINGS

DURING

THE

PAST

FIVE

YEARS)

Indicate

by

check

mark

whether

the

registrant

has

filed

all

documents

and

reports

required

to

be

filed

by

Section

12,

13

or

15(d)

of

the

Securities
Exchange

Act

of

1934

subsequent

to

the

distribution

of

securities

under

a

plan

confirmed

by

a

court.

Yes ☐

No
☐

SEC

Form

20

-F

Cross

reference

information

Form

20

-F

item

number
Page

and

caption

references
in

this

document*
1
Identity

of

Directors,

Senior

Management

and

Advisers
Not

applicable
2
Offer

Statistics

and

Expected

Timetable
Not

applicable
3
Key

Information

A.

Selected

financial

data
Omitted

B.

Capitalization

and

indebtedness
Not

applicable

C.

Reason

for

the

offer

and

use

of

proceeds
Not

applicable

D.

Risk

factors
25

-

36
4
Information

on

the

Company

A.

History

and

development

of

the

company
Omitted

B.

Business

overview
i

(Market

and

other

data),

88

-

94,

110

-

111
(Note

2),

211

C.

Organizational

structure
182

-

187

(Notes

33

and

34),

208

-

210

D.

Property,

plants

and

equipment
154

-

156

(Note

20)
4A
Unresolved

staff

comments
Not

applicable
5
Operating

and

Financial

Review

and

Prospects

A.

Operating

results
28

-

36,

39

-

43,

78,

84

-

94,

127

-

136

(Note

13),
211

B.

Liquidity

and

capital

resources
Omitted

C.

Research

and

development,

patents

and

licenses,

etc.
Omitted

D.

Trend

information
28

-

36,

211

E.

Off-balance

sheet

arrangements
Omitted

F.

Tabular

disclosure

of

contractual

obligations
Omitted

G.

Safe

harbor
i

(Forward

-

looking

statements)
6
Directors,

Senior

Management

and

Employees

A.

Directors

and

senior

management
Omitted

B.

Compensation
Omitted

C.

Board

practices
8

-

9,

13

-

14,

17

D.

Employees
Omitted

E.

Share

ownership
Omitted
7
Major

Shareholders

and

Related

Party

Transactions

A.

Major

shareholders
Omitted

B.

Related

party

transactions
C.

Interests

of

experts

and

counsel
Omitted
Not

applicable
8
Financial

Information

A.

Consolidated

statements

and

other

financial

information
96

-

196,

B.

Significant

changes
Not

applicable
9
The

Offer

and

Listing

A.

Offer

and

listing

details
Not

applicable

B.

Plan

of

distribution
Not

applicable

C.

Markets
Not

applicable

D.

Selling

shareholders
Not

applicable

E.

Dilution
Not

applicable

F.

Expenses

of

the

issue
Not

applicable
10
Additional

Information

A.

Share

capital
Not

applicable

B.

Memorandum

and

Articles

of

Association
197

-

200

C.

Material

contracts
Not

applicable

D.

Exchange

controls
204

E.

Taxation
201

-

204

F.

Dividends

and

paying

assets
Not

applicable

G.

Statement

by

experts
Not

applicable

H.

Documents

on

display
204

I.

Subsidiary

information
182

-

183

(Note

33),

208

-

210
11
Quantitative

and

Qualitative

Disclosure

about

Market

Risk
22

-

94,

129

-

150

(Notes

13

-

16)
12
Description

of

Securities

Other

than

Equity

Securities

A.

Debt

Securities
Not

applicable

B.

Warrants

and

Rights
Not

applicable

C.

Other

Securities
Not

applicable

D.

American

Depositary

Shares
Not

applicable
13
Defaults,

Dividends

Arrearages

and

Delinquencies
Not

applicable
14
Material

Modifications

to

the

Rights

of

Security

Holders

and

Use

of

Proceeds
Not

applicable
15
Controls

and

Procedures

A.

Disclosure

controls

and

procedures
205

B.

Management’s

annual

report

on

internal

control

over

financial

reporting
14

C.

Attestation

report

of

the

registered

public

accounting

firm
Not

applicable

D.

Changes

in

internal

control

over

financial

reporting
14

16A
Audit

Committee

Financial

Expert
Omitted
16B
Code

of

Ethics
Omitted
16C
Principal

Accountant

Fees

and

Services
18

-

19,

196

(Note

40),

205
16D
Exemptions

from

the

Listing

Standards

for

Audit

Committees
Not

applicable
16E
Purchases

of

Equity

Securities

by

the

Issuer

and

Affiliated

Purchasers
16
16F
Change

in

Registrant’s

Certifying

Accountant
Not

applicable
16G
Corporate

Governance
3

-

15
17
Financial

Statements
Not

applicable

(See

Item

8)
18
Financial

Statements
Not

applicable

(See

Item

8)
19 Exhibits
Exhibit

Index
*

Certain

items

are

indicated

as

omitted

as

Barclays

Bank

PLC

is

a

wholly

owned

subsidiary

of

Barclays

PLC,

which

is

a

reporting

company

under
the

Securities

Exchange

Act

of

1934,

and

meets

the

conditions

set

forth

in

General

Instruction

I(1)(a)

and

(b)

of

Form

10

-

K,

as

applied

to

annual
reports

on

Form

20

-

F,

and

is

therefore

filing

this

Form

20

-

F

with

a

reduced

disclosure

format.

Notes
The

term

Barclays

Bank

Group

refers

to

Barclays

Bank

PLC

together

with

its

subsidiaries.

Unless

otherwise

stated,

the

income

statement

analysis
compares

the

year

ended

31

December

2019

to

the

corresponding

twelve

months

of

2018

and

balance

sheet

analysis

as

at

31

December

2019
with

comparatives

relating

to

31

December

2018.

The

abbreviations

‘£m’

and

‘£bn’

represent

millions

and

thousands

of

millions

of

Pounds

Sterling
respectively;

the

abbreviations

‘$m’

and

‘$bn’

represent

millions

and

thousands

of

millions

of

US

Dollars

respectively;

and

the

abbreviations

‘€m’
and

‘€bn’

represent

millions

and

thousands

of

millions

of

Euros

res

pectively.

Forward

-looking

statements
This

document

contains

certain

forward

-

looking

statements

within

the

meaning

of

Section

21E

of

the

US

Securities

Exchange

Act

of

1934,

as
amended,

and

Section

27A

of

the

US

Securities

Act

of

1933,

as

amended,

with

respect

to

the

Barclays

Bank

Group.

Barclays

cautions

readers

that
no

forward

-

looking

statement

is

a

guarantee

of

future

performance

and

that

actual

results

or

other

financial

condition

or

performance

measures
could

differ

materially

from

those

contained

in

the

forward

-

looking

statements.

These

forward

-

looking

statements

can

be

identified

by

the

fact

that
they

do

not

relate

only

to

historical

or

current

facts.

Forward

-

looking

statements

sometimes

use

words

such

as

‘may’,

‘will’,

‘seek’,

‘continue’,

‘aim’,
‘anticipate’,

‘target’,

‘projected’,

‘expect’,

‘estimate’,

‘intend’,

‘plan’,

‘goal’,

‘believe’,

‘achieve’

or

other

words

of

similar

meaning.

Forward

-

looking
statements

can

be

made

in

writing

but

also

may

be

made

verbally

by

members

of

the

management

of

the

Barclays

Bank

Group

(including,

without
limitation,

during

management

presentations

to

financial

analysts)

in

connection

with

this

document.

Examples

of

forward

-

looking

statements
include,

among

others,

statements

or

guidance

regarding

or

relating

to

the

B

arclays

Bank

Group’s

future

financial

position,

income

growth,

assets,
impairment

charges,

provisions,

business

strategy,

capital,

leverage

and

other

regulatory

ratios,

payment

of

dividends

(including

dividend

payout
ratios

and

expected

payment

strategies),

projected

levels

of

growth

in

the

banking

and

financial

markets,

projected

costs

or

savings,

any
commitments

and

targets,

estimates

of

capital

expenditures,

plans

and

objectives

for

future

operations,

projected

employee

numbers,

IFRS

impacts
and

other

statements

that

are

not

historical

fact.

By

their

nature,

forward

-

looking

statements

involve

risk

and

uncertainty

because

they

relate

to
future

events

and

circumstances.

The

forward

-

looking

statements

speak

only

as

at

the

date

on

which

they

are

made

and

such

statements

may

be
affected

by

changes

in

legislation,

the

development

of

standards

and

interpretations

under

IFRS,

including

evolving

practices

with

regard

to

the
interpretation

and

application

of

accounting

and

regulatory

standards,

the

outcome

of

curren

t

and

future

legal

proceedings

and

regulatory
investigations,

future

levels

of

conduct

provisions,

the

policies

and

actions

of

governmental

and

regulatory

authorities,

geopolitical

risks

and

the
impact

of

competition.

In

addition,

factors

including

(but

no

t

limited

to)

the

following

may

have

an

effect:

capital,

leverage

and

other

regulatory
rules

applicable

to

past,

current

and

future

periods;

UK,

US,

Eurozone

and

global

macroeconomic

and

business

conditions;

the

effects

of

any
volatility

in

credit

markets;

market

related

risks

such

as

changes

in

interest

rates

and

foreign

exchange

rates;

effects

of

changes

in

valuation

of
credit

market

exposures;

changes

in

valuation

of

issued

securities;

volatility

in

capital

markets;

changes

in

credit

ratings

of

any

entity

within

the
Barclays

Bank

Group

or

any

securities

issued

by

such

entities;

instability

as

a

result

of

the

exit

by

the

UK

from

the

European

Union

and

the
disruption

that

may

subsequently

result

in

the

UK

and

globally;

and

the

success

of

future

acquisitions,

disposals

and

other

strategic

transactions.

A
number

of

these

influences

and

factors

are

beyond

the

Barclays

Bank

Group’s

control.

As

a

result,

the

Barclays

Bank

Group’s

actual

financial
position,

future

results,

dividend

payments,

capital,

leverage

or

o

ther

regulatory

ratios

or

other

financial

and

non

-

financial

metrics

or

performance
measures

may

differ

materially

from

the

statements

or

guidance

set

forth

in

the

Barclays

Bank

Grou

p’s

forward

-

looking

statements.

Subject

to

our

obligations

under

the

applicable

laws

and

regulations

of

any

relevant

jurisdiction,

(including,

without

limitation,

the

UK

and

the

US),
in

relation

to

disclosure

and

ongoing

information,

we

undertake

no

obligation

to

update

publicly

or

revise

any

forward

-

looking

statements,

whether
as

a

result

of

new

information,

future

events

or

otherwise.

Market

and

other

data
This

document

contains

information,

including

statistical

data,

about

certain

Barclays

markets

and

its

competitive

position.

Except

as

otherwise
indicated,

this

information

is

taken

or

derived

from

Datastream

and

other

external

sources.

Barclays

cannot

guarantee

the

accuracy

of

information
taken

from

external

sources,

or

that,

in

respect

of

internal

estimates,

a

third

party

using

different

methods

would

obtain

the

same

estimates

as
Barclays.

Uses

of

Internet

addresses
This

document

contains

inactive

textual

addresses

to

internet

websites

operated

by

us

and

third

parties.

Reference

to

such

websites

is

made

for
information

purposes

only,

and

information

found

at

such

websites

is

not

incorporated

by

reference

into

this

document.

Governance
C

ontents

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

1
Our

corporate

governance

processes

and

the

role

they

play

in

supporting

the

delivery

of

our

strategy.

Governance
Page
◾

Chairman’s

introduction

2
◾

Corporate

Governance

Statement
3
◾

Directors’

report
16
◾

Our

people

our

culture
21

Governance
Chairman’s

introduction

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

The

2019

corporate

governance

report

("Governance

Report")

for

Barclays

Bank

PLC

("BBPLC"

or

the

"Company”)

provides

an

overview

of

how

the
BBPLC

governance

framework

operates

and

of

the

Board’s

key

areas

of

focus

during

the

year.

Following

the

structural

reform

to

realign

the

Barclays

Group

and

ring

-

fence

the

Group's

UK

consumer

banking

business,

BBPLC

became

the

non-
ring

-

fenced

bank

in

April

2018.

Initially,

BBPLC

and

its

parent

company,

BPLC,

had

different

(and

non

-

overlapping)

board

and

board

committee
members.

However,

as

we

moved

into

2019,

following

a

further

review

of

the

corporate

governance

structure

of

BBPLC

and

BPLC

and

reflecting

the
outcomes

of

discussions

with

the

Group's

regulators,

a

decision

was

taken

to

consolidate

and

streamline

the

memb

ership

of

the

BBPLC

and

BPLC
boards,

such

that

membership

of

our

Board

now

comprises

a

subset

of

that

of

the

BPLC

Board,

with

all

members

of

the

BPLC

board,

except

the
Senior

Independent

Director,

the

Chairman

of

BBUKPLC

and

one

Non

-

Executive

Director,

now

also

serving

on

the

board

of

BBPLC.

This

has

significantly

increased

coordination

and

efficiency,

and

reduced

complexity

and

duplication.

This

revised

structure

vests

oversight

over

the
activities

of

BBPLC

in

a

board

the

members

of

which

also

have

direct

accountability

to

BPLC’s

shareholders

through

their

separate

responsibilities
as

members

of

the

BPLC

board.

As

a

result

of

this

consolidation,

during

2019

the

former

Board

members

of

BBPLC

all

stepped

down

and

a

new

Board,

including

myself,

took

office.
We

thank

those

Board

members

who

left

us

this

year

for

their

valued

contribution.

Strategy

During

2019,

the

Board

spent

considerable

time

overseeing

the

development

of

the

Company's

strategy

that

is

being

shaped

by

the

increasingly
sophisticated

needs

of

our

clients

and

technological

evolution

across

our

industry,

in

order

to

fulfil

Barclays'

common

purpose

of

"Creating
Opportunities

to

Rise".

Governance

This

year,

as

required

under

the

Companies

(Miscellaneous

Reporting)

Regulations

2018

(the

"2018

Regulations"),

we

have

included

on

page

7,

a
statement

of

the

Company's

corporate

governance

arrangements.

In

addition,

the

Governance

Report

reflects

the

enhanced

requirements

to

report
on

the

Company’s

engagement

with

employees,

suppliers,

customer

s

and

others

in

a

business

relationship

with

the

Company,

which

are

now

in
force

pursuant

to

the

2018

Regulations.

These

new

requirements

have

prompted

us

to

look

afresh

at

the

governance

principles

that

underpin

our
corporate

governance

arrangements.

You

can

read

more

about

these

principles

and

how

we

apply

them

in

our

Corporate

Governance

Statement,
where

you

can

also

find

out

more

about

the

work

of

the

Board

and

our

Board

Committees

during

2019.

I

would

like

to

thank

fellow

Board

members

and

our

colleag

ues

for

their

support

and

hard

work

throughout

2019.

Nigel

Higgins

Chairman

–

Barclays

Bank

Group

12

February

2020

Governance
Corporate

Governance

Statement

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

The

Board

aspires

to

have

high

standards

of

corporate

governance

and,

in

accordance

with

the

2018

Regulations,

has

during

the

year

considered
which

corporate

governance

arrangements

would

be

most

appropriate

to

apply.

The

Board

has

chosen

not

to

adopt

an

d

report

against

the

2018

UK

Corporate

Governance

Code,

which

is

designed

for

premium

listed

companies
and,

whilst

we

fully

support

the

introduction

of

the

Wates

Corporate

Governance

Principles

for

Large

Private

Companies

(in

particular

the

focus

on
purpos

e,

culture

and

employee

and

stakeholder

engagement),

the

Board

considers

they

are

less

appropriate

for

a

wholly

-

owned

subsidiary

of

a
premium

listed

company

which

is

also

a

complex

financial

institution

subject

to

a

comprehensive

regulatory

regime.

We

have

therefore

adopted
our

own

corporate

governance

arrangements

which

we

believe

are

most

appropriate

for

the

Company

and

are

designed

to

ensure

effective
decision

-

making

to

promote

the

Company’s

success

for

the

long

term.

Our

primary

aim

is

that

our

governa

nce

is:

●

effective

in

providing

challenge,

advice

and

support

to

management;
●

providing

checks

and

balances,

and

encourage

constructive

challenge;
●

driving

informed,

collaborative

and

accountable

decision

-

making;

and
●

creating

long

-

term

sustainable

value

for

our

shareholder,

the

ultimate

shareholders

of

Barclays

PLC

(‘Barclays’),

and

our

wider

stakeholders.

Set

out

below

are

the

principles

which

underpin

our

corporate

governance

arrangements

and

how

these

principles

have

been

applied

during

2019.
Certain

addi

tional

information,

signposted

throughout

this

section,

will

be

available

in

the

‘Board

and

Committee

Governance’

section

on

pages

6

–
12.

Our

group

-

wide

governance

framework

is

set

by

Barclays

and

has

been

designed

to

facilitate

the

effective

management

of

the

Barclays

Group.

This
includes

the

setting

of

Group

policies

in

relation

to

matters

such

as

Barclays

values,

Barclays’

Remuneration

Policy

and

the

Barclays’

Charter

of
Expectations.

Where

appropriate,

this

corporate

governance

statement

makes

referen

ce

to

those

Group

policies

which

are

relevant

to

the

way

in
which

the

Company

is

governed.

Our

corporate

governance

principles

and

how

the

Company

has

applied

them

during

2019

and

to

the

date

of

this

report
Principle

One:

Board

leadership

and

company

purpose
A

successful

company

is

led

by

an

effective

and

entrepreneurial

board

whose

role

is

to

establish

the

company’s

purpose,

values

and

strategy,
aligned

to

its

culture,

and

make

decisions

to

promote

its

success

for

the

long

term

benefit

of

its

shareholder

,

having

regard

to

the

interests

of

other
relevant

stakeholders

and

factors.
◾

Through

the

leadership

of

the

Board,

a

clear

vision

for

the

Company’s

purpose

and

overall

values

is

articulated,

underpinning

and

defining

the
strategy

and

culture

of

the

organisation.

This

is

embedded

at

every

level

of

management.
◾

Time

was

spent

in

2019

overseeing

the

development

of

the

Company's

strategy

that

is

shaped

by

the

increasingly

sophisticated

needs

of

our
clients,

and

technological

evolution

across

our

indu

stry,

to

fulfil

the

Barclays

common

purpose

of

'Creating

Opportunities

to

Rise'.

◾

Culture

remains

a

core

area

of

focus

with

the

Board

actively

promoting

ethical

leadership

and

accountability

and

supporting

and

reinforcing

the
Barclays

’

Code

of

Conduct,

the

Barclays

Way,

and

the

Barclays

Values,

to

achieve

a

dynamic

and

positive

culture.

Principle

Two:

Division

of

responsibilities
An

effective

board

requires

a

clear

division

of

responsibilities

with

the

Chair

leading

the

board

and

being

responsible

for

its

overall

effectiveness,

and
the

executive

leadership

of

the

company’s

business

being

delegated

to

the

Chief

Executive.

The

board

should

consist

of

an

appropriate

combination
of

executive

and

independent

non

-

executive

directors

each

with

a

clear

understanding

of

their

accountability

and

responsibilities.

The

board’s
policies

and

procedures

should

support

effective

decision

-

making

and

independent

challenge.
◾

Clear

division

of

responsibilities

between

the

Chairman

and

Chief

Executive

Officer.

Detail

on

the

role

of

each

can

be

found

on

page

6.

Page

7

lists
‘who

is

on

the

Board’

with

a

majority

of

the

Board

comprised

of

independent

Non

-Executive

Directors.

◾

Polic

ies

and

protocols

are

in

place

to

support

effective

decision

-

making

and

independent

challenge,

including

the

Company’s

Charter

of
Expectations,

setting

out

clearly

the

role

and

responsibilities

of

each

Director.

The

Chairman

meets

privately

with

the

Non

-

Executive

Directors
when

appropriate

,

to

promote

required

independence.
◾

Board

duties

are

executed

in

part

through

Board

Committees,

which

provide

oversight

and

make

recommendations

on

the

matters

delegated

to
them

by

the

Board.

Detail

on

the

principal

Commi

ttees,

their

core

responsibilities

and

activities

in

2019

is

set

out

on

pages

6

to

12.
◾

Appropriate

information

and

support

is

provided

to

the

Board,

to

enable

them

to

undertake

their

work

with

due

care

and

discharge

their
responsibilities.

See

page

7

for

further

detail.
◾

The

Barclays

Group’s

Corporate

Governance

Manual

clearly

sets

out

guidelines

of

how

the

Barclays

Group

entities

and

their

respective

Boards
and

Board

committees

should

interact,

while

also

providing

guidance

and

clarity

for

management

and

directors

as

to

how

these

relationships

and
processes

should

work

in

practice.

It

is

a

dynamic

document

that

continues

to

evolve

with

the

changing

nature

of

the

Barclays

Group.

Governance
Corporate

Governance

Statement

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Principle

Three:

Composition,

succession

and

evaluation
A

board

with

the

right

balance

of

skills,

experience

and

diversity

is

critical

to

the

sustainable

delivery

of

value

to

the

company’s

shareholder

and
broader

stakeholders.

The

size

of

the

board

should

be

guided

by

the

scale

and

complexity

of

the

company

and

appointments

should

b

e

based

on
merit

and

objective

criteria

and

with

a

view

to

promoting

diversity

and

subject

to

a

formal,

rigorous

and

transparent

procedure

which

is
underpinned

by

an

effective

succession

plan

for

board

and

senior

management.

A

successful

board

is

a

cohesiv

e

board

that

provides

informed

and
constructive

challenge

to

the

management

team

and

measures

its

effectiveness.
◾

The

size

and

composition

of

the

Board

is

appropriate

for

the

business

of

the

Barclays

Bank

Group.

There

is

a

good

balance

between

Executive

and
independent

N

on

-

Executive

directors

with

the

N

on

-

Executive

Directors

providing

independent

challenge.

The

Board

members

have

a

strong
combination

of

technical,

finance

(including

significant

financial

services

experience)

and

commercial

skills,

with

broader

experience

in

culture
and

colleague

engagement.

◾

Diversity

across

the

Barclays

Group

remains

a

key

area

of

focus

and

the

Board

diversity

target

of

33%

female

directors

was

reached

n

2019

.

◾

All

appointments

to

the

Board

and

senior

management

are

based

on

merit

and

objective

criteria.

With

a

continued

strong

belief

in

the

benefits

of
diversity

(gender,

ethnicity

and

thought)

for

an

effective

Board

and

organisation.

This

will

remain

a

key

area

of

focus

as

we

continue

to

strive

to
build

a

workfor

ce

that

reflects

the

diversity

of

our

customers

and

the

communities

we

serve.

The

approach

is

set

out

in

the

Barclays

Group
Diversity

Policy

and

further

detail

can

be

found

on

page

15.

◾

There

is

regular

review

of

the

leadership

and

succession

needs

of

the

business

to

ensure

the

depth

and

diversity

of

the

talent

and

succession
pipeline

at

the

Board,

Executive

and

one

level

down.

This

remains

a

key

focus

for

2020

to

ensure

the

quality

of

leadership

is

in

place

to

lead

the
business

in

the

delivery

of

the

strategy,

against

a

challenging

economic

and

operating

environment.
◾

As

part

of

the

simpler

and

more

effective

governance

structure,

the

membership

of

the

Board

was

largely

consolidated

with

the

BPLC

b

oard

with
effect

from

25

September

2019.

Further

detail

can

be

found

on

page

7.

◾

Effectiveness

is

driven

through

routine

evaluations

of

the

Board

and

Board

Committees.

Key

findings

are

included

for

each

committee

on

pages

6
to

13.
◾

Ongoing

focus

on

training

and

professional

development

to

provide

Board

members

with

a

deeper

and

more

granular

understanding

of

the
business

contributing

to

informed

and

sound

decision

-

making.

Further

detail

on

'training

and

induction'

can

be

found

on

page

14.

Principle

Four:

Audit,

Risk

and

Internal

Control
The

board

should

establish

formal

and

transparent

policies

and

procedures

to

(i)

identify

the

nature

and

extent

of

principal

risks

the

company

is
willing

to

take

in

order

to

achieve

its

long

-

term

strategic

o

bjectives;

(ii)

manage

such

risks

effectively;

(iii)

oversee

the

internal

control

framework;
(iv)

promote

the

independence

and

effectiveness

of

internal

and

external

audit

functions;

and

(v)

satisfy

itself

on

the

integrity

of

financial

reporting.
◾

Principal

risks

have

been

identified,

as

articulated

on

pages

25

to

43

in

line

with

the

ERMF,

with

robust

processes

in

place

to

evaluate

and

manage
such

risks;

including

regular

reporting

to,

and

oversight

by

the

Risk

Committee

and

the

Board.

◾

The

Board

ap

proves

the

Company's

risk

appetite;

the

level

of

risk

the

Company

is

prepared

to

accept

across

different

risk

types.

Significant

steps
have

been

taken

in

recent

years

to

de

-

risk

the

business,

setting

us

up

for

sustainable

growth

and

value

creation

in

the

future.
◾

Effectiveness

of

risk

management

and

internal

controls

is

reviewed

regularly

by

the

Risk

Committee

(responsible

for

providing

oversight

on
current

and

potential

future

risk

exposures)

and

the

Audit

Committee

(responsible

for

controls,

including

revi

ewing

audit

reports,

internal
controls

and

risk

management

systems).

Please

see

pages

8

–

13

for

further

detail

on

the

role

of

these

Committees.
◾

The

Audit

Committee

continues

to

provide

its

oversight

of

the

financial

reporting

processes

and

the

work

of

the

external

and

internal

auditors
(including

independence

and

effectiveness).

Further

detail

can

be

found

on

page

8.

Governance
Corporate

Governance

Statement

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Principle

Five:

Remuneration
The

remuneration

policies

and

practices

should

support

strategy

and

promote

long

-

term

sustainable

success,

and

be

developed

in

accordance

with
formal

and

transparent

procedures,

ensuring

no

director

is

involved

in

deciding

their

own

remuneration

outcome.

Executive

remuneration

should
be

aligned

to

the

company’s

purpose

and

values

and

the

successful

delivery

of

the

strategy;

with

outcomes

taking

account

of

company

and
individual

performance,

and

wider

circumstances

such

as

pay

across

the

Company’s

workforce

and

Barclays’

Fair

Pay

agenda.
◾

Barclays’

Remuneration

Policy

is

set

by

the

BPLC

r

emuneration

c

ommittee,

but

adopted

by

the

Company’s

independent

Remuneration
Committee.

Remuneration

is

aligned

to

the

Company’s

strategy

and

risk

management

approach

and

designed

to

promote

the

long

-

term

success
of

the

Company.

◾

Executive

and

senior

management

remuneration

appr

oaches

are

developed

in

accordance

with

the

Group’s

formal

procedures

(ensuring

no
Director

is

involved

in

deciding

their

own

remuneration

outcome)

and

having

regard

to

workforce

remuneration

policies

and

alignment

of
incentives

and

rewards

with

culture

an

d

performance

as

reviewed

annually

by

the

B

PLC

r

emuneration

committee

and

shared

with

the

Company

’s
Remuneration

Committee.

◾

The

Remuneration

Committee

has

clearly

defined

terms

of

reference,

with

responsibility

for

the

development

of

a

remuneration

approv

al
framework

to

ensure

an

appropriate

level

of

oversight

of

senior

remuneration

decisions,

as

well

as

annual

consideration

of

the

Company
incentive

pool

to

ensure

alignment

with

delivery

of

the

Company’s

strategic

ambitions.

◾

Barclays

remains

focussed

on

improving

its

gender

pay

gap

position,

with

the

2019

gender

pay

gap

statistics

due

to

be

published

on

the
Government’s

Gender

Pay

Gap

reporting

portal

on

13

February

2020,

along

with

a

Pay

Gaps

report

in

which

B

arclays

makes

both

statutory
g

ender

p

ay

gap

disclosures

and

voluntary

ethnicity

p

ay

g

ap

disclosures.
Principle

Six:

Stakeholder

r

elationships

and

engagement
Directors

should

foster

effective

stakeholder

relationships

aligned

to

the

company’s

purpose.

The

board

should

recognise

the

importance

of
listening

to,

and

understanding

the

views

of

its

stakeholders,

including

the

workforce,

and

specifically

the

impact

of

the

company’s

behaviour

and
business

on

customers

and

clients,

colleagues,

suppliers,

communities

and

society

more

broadly;

having

regard

to

these

views

and

impact

when
taking

decisions.
◾

Through

the

Company’s

defined

purpose

and

strategy,

key

stakeholders

on

whom

the

success

of

the

Company

depends

are

identified.

◾

The

Board

seeks

to

understand

key

stakeholders’

views,

and

the

impact

of

our

behaviour

and

business

on

customers

and

clients,

colleagues,
suppliers,

communities

and

society

more

broadly.

There

is

more

to

be

done

in

this

regard

in

2020.
◾

The

Board

monitors

key

indicators

across

areas

such

as

culture,

citizenship,

conduct

and

customer

satisfaction

on

a

continuing

and

ongoing
basis.

◾

Engagement

by

Board

and

management

throughout

the

year

with

broader

stakeholders

through

participation

in

forums

and

roundtables

and
joining

industry,

sector

and

topic

debates.

◾

Our

long

-

standing

commitment

to

the

importance

and

value

of

colleague

engagement

continues;

our

people

are

our

most

valuable

asset.

Governance
Corporate

Governance

Statement

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Current

Directors

Nigel

Higgins

–

Chairman
Mike

Ashley

–

Non

-

Executive

Director

and

Board

Audit

Committee

Chairman
Tim

Breedon

–

Non

-

Executive

Director,

Board

Risk

Committee

and

Remuneration

Committee

Chairman
Mary

Anne

Citrino

–

Non

-

Executive

Director
Mohamed

A.

El-Erian

(Appointed

1

January

2020)

-

Non

-

Executive

Director
Dawn

Fitzpatrick

-

Non

-

Executive

Director
Mary

Francis

-

Non

-

Executive

Director
Diane

Schueneman

-

Non

-

Executive

Director
Jes

Staley

–

Chief

Executive

Officer
Tushar

Morzaria

–

Executive

Director

The

Board
Executive

and

Non

-

Executive

Directors

share

the

same

duties

and

are

subject

to

the

same

constraints.

However,

a

clear

division

of

responsibilities
has

been

established.

The

Chairman

is

responsible

for

leading

the

Board

and

its

overall

effectiveness,

demons

trating

objective

judgement

and
promoting

a

culture

of

openness

and

constructive

debate

between

all

Directors.

The

Chairman

facilitates

constructive

board

relations,

the

effective
contribution

of

all

Non

-

Executive

Directors

and

ensures

Directors

receive

accurate,

clear

and

timely

information.

It

is

our

responsibility

as

the

Board
to

ensure

that

management

deliver

on

short

-

term

objectives,

whilst

promoting

the

long

-

term

success

of

the

Company

and

the

Barclays

Group.

We
are

also

responsible

for

ensuring

that

management

maintains

an

effective

system

of

internal

control.

An

effective

system

of

internal

control

should
provide

assurance

of

effective

and

efficient

operations,

internal

financial

controls

and

compliance

with

law

and

regulation.

In

meeting

this
respon

sibility,

we

consider

what

is

appropriate

for

the

Company’s

business

and

reputation,

the

materiality

of

financial

and

other

risks

and

the
relevant

costs

and

benefits

of

implementing

controls.

Since

BBPLC

became

a

non

-

ring

fenced

bank

in

April

2018,

the

Board

has

been

responsible

for

the

Barclays

Bank

Group,

Barclays

International
division,

some

of

its

head

office

and

legacy

matters.

The

previous

Chairman,

Sir

Gerry

Grimstone,

resigned

from

the

BBPLC

Board

in

February

2019
and

Nigel

Higgins

was

appointe

d

in

his

stead

on

1

March

2019.

Since

his

appointment,

Nigel

has,

with

BPLC

b

oard

and

regulators,

been

reviewing
the

operation

of

the

Board

particularly

with

a

view

to

optimising

the

effectiveness

of

the

Barclays

Groups’

governance

through

consolidation

an

d
simplification

wherever

possible,

reducing

duplication

and

complexity,

ensuring

that

the

most

critical

issues

are

handled

directly

by

the

BPLC

b

oard.

This

has

ultimately

resulted

in

a

decision

to

largely

consolidate

membership

of

the

Board

with

that

of

the

BPLC

b

oard

to

create

a

simpler,

more
efficient

governance

structure.

This

resulted

in

the

reconstitution

of

the

Board

with

its

membership

drawn

exclusively

from

the

BPLC

b

oard.

The

BBPLC

Schedule

of

Matters

Reserved

to

the

Board

has

been

reviewed

an

d

revised

to

ensure

that

appropriate

coordination

with

the

governance
of

the

consolidated

boards

is

in

place.

Similarly,

a

review

has

been

undertaken

to

ensure

the

B

oard

Committees

are

appropriately

constituted

and
coordinated

with

the

Board

c

ommittees

of

BPLC.

The

Matters

Reserved

specifies

those

decisions

to

be

taken

by

the

Board,

including

but

not

limited
to

material

decisions

relating

to

strategy,

risk

appetite,

medium

term

plans,

capital

and

liquidity

plans,

risk

management

and

controls

frameworks,
app

roval

of

financial

statements,

approval

of

share

allotments

and

dividends.

The

Board

has

delegated

the

responsibility

for

making

and
implementing

operational

decisions

and

running

the

Company’s

business

on

a

day

-

to-

day

basis

to

the

Chief

Executive

Officer

and

his

senior
management

team.

As

listed

in

‘Current

Directors’

above,

the

Board

comprises

a

Chairman,

who

was

independent

on

appointment,

two

Executive

Directors

and

seven
independent

Non

-

Executive

Directors.

The

majority

of

the

Board

are

independent

Non

-Executive

Directors

bringing

significant

expertise

(including
external

perspectives)

and

independent

challenge.

The

independence

of

our

Non-

Executive

Directors

is

considered

annually.

Governance
Corporate

Governance

Statement

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Attendance

Directors

are

expected

to

attend

every

Board

meeting.

I

n

2019,

attendance

was

very

strong

at

scheduled

meetings,

as

reflected

in

the

table

below:

Director

Eligible

Meeting

Attendance
(excluding

ad

hoc

meetings)
Appointment

Dates
Nigel

Higgins
7/7
Appointed

1

March

2019
Mike

Ashley
3/3
Appointed

25

September

2019
Tim

Breedon
3/3
Appointed

25

September

2019
Mary

Anne

Citrino
3/3
Appointed

25

September

2019
Mary

Francis
3/3
Appointed

25

September

2019
Dawn

Fitzpatrick
3/3
Appointed

25

September

2019
Matthew

Lester
3/3
Appointed

25

September

2019;

retired

1

January

2020
Tushar

Morzaria*
3/3
Appointed

25

September

2019
Diane

Schueneman
3/3
Appointed

25

September

2019
Jes

Staley**
6/6
Appointed

26

March

2019
Sir

Gerry

Grimstone
2/2
Resigned

28

February

2019
Peter

Bernard
6/7
Resigned

25

September

2019
Steven

Ewart*
7/7
Resigned

25

September

2019
Helen

Keelan

6/7
Resigned

25

September

2019
Maria

Richter

6/7
Resigned

25

September

2019
Jeremy

Scott
7/7
Resigned

25

September

2019
Tim

Throsby**
3/3
Resigned

26

March

2019
Alex

Thursby

6/7
Resigned

25

September

2019
Hélène

Vletter

-

van

Dort
7/7
Resigned

25

September

2019

*

Following

Steven

Ewart’s

resignation

as

a

Director

on

25

September

2019,

Tushar

Morzaria

was

appointed

as

an

Executive

Director.

Steven

Ewart

remains

as

the

Chief

Financial
Officer.
**

Following

Tim

Throsby’s

resignation

as

Chief

Executive

Officer

and

Director,

Jes

Staley

was

appointed

as

Chief

Executive

Officer

and

Executive

Director

of

Barclays

Bank

PLC.

What

we

did

in

2019

During

2019,

the

Board

focused

on

the

following

specific

areas:

Strategy

and

operational

matters
◾

Received

deep

dive

business

presentations

from

Banking,

Merchant

Acquiring,

Barclays

Partner

Finance

and

Private

Banking

and

Overseas
Services.
◾

Provided

with

an

overview

of

BX,

its

structure

and

costs.
◾

Discussed

and

considered

the

impact

of

the

UK’s

decision

to

leave

the

EU

and

the

transfer

of

the

Company’s

European

business

to

Barclays

Bank
Ireland

PLC

under

the

European

Referendum

Response

Programme.
◾

Discussed

regular

updates

from

the

Chief

Executive

Officer

and

BBPLC

President

on

the

progress

being

made

against

the

BBPLC

strategy,

key
strategic

p

rojects

and

recruitment.
Finance

and

liquidity
◾

Regularly

assessed

financial

performance

of

the

various

businesses

and

the

Barclays

Bank

Group

results

through

reports

from

the

BBPLC

Chief
Financial

Officer

and

through

business

specific

updates

to

the

Board.

◾

Reviewed

and

approved

BBPLC’s

financial

results

prior

to

publication.
◾

Considered

and

approved

the

BBPLC

elements

of

the

Group

Recovery

Plan.

◾

Consider

ed

and

approved

the

BBPLC

Medium

Term

Plan

(‘MTP’)

in

which

strategy

is

embedded,

together

with

related

funding

and

capital

plans
for

BBPLC.
Governance

and

risk

(including

regulatory

issues)
◾

Delegated

authority

to

the

Risk

Committee

to

consider

and

recommend,

on

behalf

of

the

Board,

the

adoption

by

the

Company

of

the

Internal
Capital

Adequacy

Assessment

Process

and

Internal

Liquidity

Adequacy

Assessment

Process.
◾

Received

regular

updates

on

key

risk

themes

and

approved

the

Company’s

r

isk

appetite.

◾

Re

ceived

reports

on

Barclays’

operational

and

technology

capability,

including

specific

updates

on

cyber

risk

capability

and

resilience,

and

a
service

management

update

in

respect

of

services

provided

by

BX

Limited,

the

Barclays

Group

service

company.
◾

Considered

and

approved

appointments

to

the

BBPLC

Board

and

appointment

of

senior

executives

following

recommendation

from

the
Nominations

Committee.
◾

Received

regular

reports

from

the

Chairmen

of

each

Board

Committee.

See

the

reports

from

the

Committee

Chairmen

below

and

on

the

following
page.
◾

Received

and

considered

the

feedback

from

the

Barclays

Group’s

principal

regulators

including

the

PRA

PSM

Letter,

FCA

Firm

Evaluation

Letter,
FED

Letter

in

respect

of

the

IHC

Governance

review

and

the

FDIC

Exam

on

the

governance

of

Barclays

Bank

Delaware.

◾

Provided

an

attestation

to

the

PRA

in

respect

of

the

ring

-

fenced

bank

and

operational

resilience.

◾

Considered

the

results

of

the

external

Board

Evaluation

conducted

by

Independent

Board

Evaluation.

Governance
Corporate

Governance

Statement

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Board

Committees
The

main

Board

Committees

are

the

Audit

Committee,

the

Nominations

Committee,

the

Remuneration

Committee

and

the

Risk

Committee.
Pursuant

to

authority

granted

under

our

Articles

of

Association,

each

Board

Committee

has

had

specific

responsibilities

delegated

to

it

by

the
Board.

You

can

read

about

what

each

of

the

Committees

did

during

2019

on

the

following

pages.

The

Chairmen

of

each

Board

Committee

provide

a

report

on

Committee

business

at

each

Board

meeting,

including

the

matters

being
recomme

nded

by

a

Committee

for

Board

approval.

Board

Audit

Committee
The

Audit

Committee

is

comprised

solely

of

independent

Non

-

Executive

Directors,

with

membership

designed

to

provide

the

breadth

of

financial
expertise

and

commercial

acumen

it

needs

to

fulfil

its

responsibilities.

Its

members

as

a

whole

have

recent

and

relevant

experience

of

the

banking
and

financial

services

sector,

in

addition

to

general

management

and

commercial

experience,

and

are

financially

literate.

The

Audit

Committee

is
chaired

by

Mike

Ashley

who

has

over

20

years

accounting

and

audit

experience.

Diane

Schueneman

and

Tim

Breedon

are

members

of

the
Committee.

Matthew

Lester

was

a

member

of

the

Committee

until

he

stepped

down

from

the

Board

on

1

January

2020.

The

Audit

Committee

met
nine

times

during

2019.

Audit

Committee

meetings

were

attended

by

representatives

from

management

in

respect

of

matters

relevant

to

their
function

or

business

area,

including

the

BBPLC

Chief

Financial

Officer

and,

Barclays

Group

and/or

BBPLC

Chief

Compliance

Officer,

Chief

Controls
Officer,

Chief

Operating

Officer,

Chief

Internal

Auditor,

General

Counsel

,

as

appropriate

and

the

Company’s

External

Auditors,

KPMG.

The

Audit
Committee

held

a

number

of

separate

private

sessions

with

each

of

the

Chief

Internal

Auditor

and

the

lead

external

audit

partner,

which

were

not
attended

by

management.

As

part

of

the

Company’s

commitment

to

effective

oversight

and

allocation

of

responsibilities

between

the

BPLC

audit

committee,

the

Barclays
Bank

UK

PLC

audit

committee

and

the

Committee,

the

Audit

Chairs

of

these

committees

met

regularly

during

2019

to

share

relevant

information
and

to

ensure

embedment

of

information

flows

and

governance

practice.

In

addition,

regular

dialogue

has

been

held

with

the

Audit

Committees

of
the

Company’s

major

subsidiaries,

Barclays

Bank

Ireland

PLC

and

the

Barclays

US

LLC.

An

externally

facilitated

review

of

the

effectiveness

of

the

Board

and

Board

members

was

undertaken

in

the

first

quarter

of

2019.

Following

the
consolidation

and

streamlining

of

the

membership

of

the

BPLC

and

BBPLC

b

oards

and

the

change

in

membership

of

the

Audit

Committee

,

it

was
agreed

that

the

recommendations

from

the

re

view

of

the

performance

of

the

BPLC

Audit

Committee

would

be

adopted

as

the

review

of

Audit
Committee

performance

in

2019.

The

results

confirm

that

the

Audit

Committee

is

operating

effectively

and

provide

s

an

effective

level

of

challenge
and

oversight

of

the

areas

within

its

remit.

It

was

noted

that

coverage

of

BBPLC

matters

within

concurrent

meetings

was

considered

appropriate
and

would

benefit

from

further

embedment.

Attendance

at

the

Audit

Committee

du

ring

2019

was

as

follows:

Member
Eligible

Meeting

Attendance
Appointment

Dates
Mike

Ashley

(Chairman)
2/2
Appointed

25

September

2019
Tim

Breedon
2/2
Appointed

25

September

2019
Matthew

Lester
2/2
Appointed

25

September

2019;

retired

1

January
2020
Diane

Schueneman
2/2
Appointed

25

September

2019
Jeremy

Scott

(Former

Chairman)
7/7
Retired

25

September

2019
Peter

Bernard
7/7
Retired

25

September

2019
Helen

Keelan
7/7
Retired

25

September

2019
Alex

Thursby
7/7
Retired

25

September

2019

The

principal

role

and

responsibilities

of

the

Audit

Committee,

pursuant

to

its

Terms

of

Reference,

are:

◾

Assessing

the

integrity

of

the

Barclays

Bank

Group’s

financial

reporting

and

satisfying

itself

that

any

significant

financial

judgements

made

by
management

are

sound;
◾

Evaluating

the

effectiveness

of

the

Barclays

Bank

Group’s

internal

controls,

including

internal

financial

controls;
◾

Scrutinising

the

activities

and

performance

of

the

internal

and

external

auditors,

including

monitoring

their

independ

ence

and

objectivity;

◾

Overseeing

the

relationship

with

the

Barclays

Bank

Group’s

external

auditor;
◾

Reviewing

and

monitoring

the

effectiveness

of

the

Barclays

Bank

Group’s

whistleblowing

procedures;
◾

Overseeing

significant

legal

and

regulatory

investigations,

including

the

proposed

litigation

statement

for

inclusion

in

the

Company’s

statutory
accounts.

During

2019,

the

principal

activities

of

the

Audit

Committee

included:
◾

Financial

reporting:

assessing

the

appropriateness

of

key

accounting

themes,

disclosures,

issues

and

judgements,

including

in

respect

of

IFRS9.
◾

Impairment:

assessing

the

appropriateness

of

impairment

experience

against

forecast

and

considering

whether

impairment

provisions

were
appropriate.
◾

Conduct

provisions:

analysing

the

judgeme

nts

and

estimates

made

with

regard

to

the

Barclays

Bank

Group’s

material

conduct

provisions.

Governance
Corporate

Governance

Statement

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

9

◾

Legal,

competition

and

regulatory

provisions:

evaluating

advice

on

the

status

of

current

legal,

competition

and

regulatory

matters

and
considering

the

adequacy

of

disclosures;

assessing

management’s

judgements

and

estimates

regarding

provisions.
◾

Valuations:

monitoring

the

valuation

methods

applied

by

management

to

significant

valuation

items

and

areas

of

judgement.
◾

Tax:

overseeing

tax

matters

relating

to

the

Barcla

ys

Bank

Group,

including

tax

risk

provisions

and

regulatory

matters.
◾

Internal

controls

and

business

control

environment:

evaluating

the

status

of

the

most

material

control

issues

identified

by

management,

including
the

Barclays

Group

Internal

Control

Enhan

cement

Programme;

receiving

deep

dives

on

the

status

of

specific

control

issues

across

the

business

of
the

Barclays

Bank

Group

and

functions,

and

on

progress

of

the

related

remediation

programmes

and

lessons

learned

from

critical

risk

events.
Utilising

the

output

from

the

Risk

and

Control

Self

Assessments

(RCSA)

to

review

and

monitor

the

control

environment

and

related

risks.

◾

Raising

concerns:

reviewing

the

annual

report

on

whistleblowing

matters,

including

reporting

and

training

and

key

areas

of

the

Barcl

ays

Bank
Group’s

whistleblowing

procedures

and

controls.

Monitoring

whistleblowing

metrics

and

instances

of

retaliation

reports,

including

whether

any
instances

had

been

substantiated.

◾

Internal

audit:

receiving

thematic

control

and

operational

reporting

from

Barclays

Internal

Audit;

overseeing

issues

arising

from

unsatisfactory
audit

reports;

evaluating

reports

regarding

Barclays

Internal

Audit’s

assessment

of

the

management

control

approach

and

control

environment

in
the

Barclays

Bank

Group.

◾

External

audit:

reviewing

and

approving

the

annual

audit

plan

for

the

Barclays

Bank

Group,

including

the

main

areas

of

focus,

and

assessing

the
progress

of

the

2019

audit.

The

Audit

Committee

also

reviewed

audit

quality

and

discussed

KPMG’s

feedback

on

the

Company’

s

critical
accounting

estimates

and

judgements.

In

2020

the

Committee

will

still

continue

to

monitor

the

embedment

of

IFRS

processes

and

further

enhancements

to

our

disclosure,

particular

as
regards

sensitivities.

We

will

also

be

looking

to

assess

the

reporting

of

control

issues

after

the

conclusion

of

Barclays

Internal

Controls

Enhancement
Programme

(‘BICEP’)

as

well

as

monitor

the

satisfactory

completion

of

remediation

programmes

which

are

due

to

extend

beyond

31

March

2020

,
in

particular

the

Designated

Market

Activities

(‘DMA’)

remediation

plan.

Board

Nominations

Committee
The

Nominations

Committee

is

comp

rised

solely

of

independent

Non

-

Executive

Directors.

Nigel

Higgins,

as

Chairman

of

the

BBPLC

Board,

Mike
Ashley,

Tim

Breedon

and

Diane

Schueneman,

are

also

members.

The

Nominations

Committee

met

three

times

during

2019.

Attendance

by

the

Nominations

Committee

members

is

shown

in

the

table

below,

and
Nominations

Committee

meetings

were

attended

during

the

ye

ar

by

the

Chief

Executive

Officer,

President

of

BBPLC,

the

BPLC

HR

Director

and

the
BBPLC

Head

of

Talent

as

appropriate.

An

externally

facilitated

review

of

the

effectiveness

of

the

Board

and

Board

members

was

undertaken

in

the

first

quarter

of

2019.

Fol

lowing

the
consolidation

and

streamlining

of

the

membership

of

the

BPLC

and

BBPLC

Boards

and

the

change

in

membership

of

the

n

ominations

c

ommittee,

it
was

agreed

that

the

recommendations

from

the

review

of

the

performance

of

the

BPLC

Nominations

Committee

would

be

adopted

as

the

review

of
Nominations

Committee

performance

in

2019.

The

results

confirm

that

the

Nominations

Committee

is

operating

effectively

and

provides

an
effective

level

of

challenge

and

oversight

of

the

areas

within

its

remit.

It

was

noted

that

coverage

of

BBPLC

matters

within

concurrent

meetings

was
considered

appropriate

and

would

benefit

from

further

embedment.

Attendance

at

the

Nominations

Committee

during

2019

was

as

follows:

Member
Eligible

Meeting

Attendance
(excluding

ad

hoc

meetings)
Appointment

Dates
Nigel

Higgins

(Chairman)
2/2
Appointed

1

March

2019
Mike

Ashley
2/2
Appointed

25

September

2019
Tim

Breedon
2/2
Appointed

25

September

2019
Diane

Schueneman
2/2
Appointed

25

September

2019
Sir

Gerry

Grimstone

(Former

Chairman)
1/1
Resigned

28

February

2019
Jeremy

Scott
1/1
Resigned

25

September

2019
Peter

Bernard
1/1
Resigned

25

September

2019
Hélène

Vletter

-

van

Dort
1/1
Resigned

25

September

2019

The

principal

role

and

responsibilities

of

the

Nominations

Committee,

pursuant

to

its

Terms

of

Reference,

are:

◾

Considering

b

oard

appointments

to

the

Board,

its

Committees

and

its

significant

subsidiaries;
◾

Considering

composition

of

the

Board

and

its

Committees;
◾

Considering

succession

planning

and

talent

management

;
◾

Evaluating

Board

effectiveness;
◾

Assessing

serving

Directors

tenure;
◾

Considering

b

oard

induction

and

training;
◾

Evaluating

conflicts

of

interest;

and
◾

Evaluating

g

overnance

m

atters.

Governance
Corporate

Governance

Statement

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

During

2019,

the

principal

activities

of

the

Committee

included:

◾

Reviewing

the

Board

and

Board

Committee

composition,

taking

into

account

time

commitment,

skills,

knowledge,

experience

and

diversity

of

the
Directors,

and

identifying

any

desirable

skills

to

aid

the

Company

in

operating

and

competing

effectively;
◾

Review

and

approv

al

of

proposed

changes

to

the

Board

of

a

number

of

the

Company’s

significant

subsidiaries,

including

but

not

limited

to
reviewing

the

composition

of

the

b

oards

of

Barclays

US

LLC,

Barclays

Bank

Delaware

and

Barclays

Capital

Securities

Limited;

and
◾

Receiving

updates

on

the

Company

’s

executive

governance

framework,

talent

and

succession

management

and

key

appointments

to

the
Executive

Committee,

the

succession

planning

review

process

for

the

Executive

Committee

and

the

global

Barclays

Group

campaigns

to

promote
a

diverse

and

inclusive

workforce.

Board

Remuneration

Committee
The

Remuneration

Committee

is

comprised

solely

of

independent

Non

-

Executive

Directors.

The

Remuneration

Committee

is

chaired

by

Tim
Breedon

with

Mary

Francis

as

a

member.

The

principal

role

and

responsibilities

of

the

Remuneration

Committee,

pursuant

to

its

Terms

of

Reference,

is

to:
◾

Adopt

the

over

-

arching

principles

of

remuneration

policy

for

the

Barclays

Bank

Group

within

the

parameters

set

by

the

BPLC

r

emuneration
commit

tee;
◾

Consider

and

endorse

the

incentive

pool

for

the

Company

and

its

subsidiaries

and

the

remuneration

of

key

BBPLC

executives

and

other

specified
individuals

as

determined

by

the

Remuneration

Committee

from

time

to

time;
◾

Exercise

oversight

of

remuneration

issues

within

the

Barclays

Bank

Group

and

of

matters

that

more

generally

concern

people

and

culture

within
the

Barclays

Bank

Group;

and
◾

Approve

the

remuneration

and

compensation

arrangement

of

employees

that

fall

within

the

remit

of

the

Remuneration

Commi

ttee.

The

Remuneration

Committee

met

five

times

during

2019

.

Attendance

by

the

Remuneration

Committee

members

is

shown

in

the

table

below.
Remuneration

Committee

meetings

are

attended

by

management,

including

the

Chief

Executive

Officer

and

the

BPLC

HR

Director.

An

externally

facilitated

review

of

the

effectiveness

of

the

Board

and

Board

members

was

undertaken

in

the

first

quarter

of

2019.

Following

the
streamlining

of

the

membership

of

the

BPLC

and

BBPLC

b

oards

and

the

change

in

membership

of

the

Remune

ration

Committee,

it

was

agreed

that
the

recommendations

from

the

review

of

the

performance

of

the

BPLC

Remuneration

Committee

would

be

adopted

as

the

review

of

Remuneration
Committee

performance

in

2019.

The

results

confirm

that

the

Remuneration

Committee

is

operating

effectively

and

provides

an

effective

level

of
challenge

and

oversight

of

the

areas

within

its

remit.

It

was

noted

that

coverage

of

BBPLC

matters

within

concurrent

meetings

was

considered
appropriate

and

would

benefit

from

further

embedment.

Attendance

at

the

Remuneration

Committee

during

2019

was

as

follows:

Member
Eligible

Meeting

Attendance
(excluding

ad

hoc

meetings)
Appointment

Dates
Tim

Breedon

(Chairman)
2/2
Appointed

25

September

2019
Mary

Francis
2/2
Appointed

25

September

2019
Hélène

Vletter

-

van

Dort

(Former

Chair)
3/3
Resigned

25

September

2019
Helen

Keelan
3/3
Resigned

25

September

2019
Maria

Richter
3/3
Resigned

25

September

2019
Alex

Thursby
3/3
Resigned

25

September

2019

During

the

period,

the

Remuneration

Committee’s

activities

have

included:

◾

Approving

the

Group

People

Risk

Reward

Policy,

Material

Risk

Taker

Identification

Methodology,

and

2019

Incentive

Funding

Frameworks;
◾

Endorsing

the

funding

ratio;

◾

Approving

the

201

9

Ex

Ante

Risk

adjustments;
◾

Approving

the

ex

-

post

risk

and

conduct

adjustments

approach

for

individual

remuneration;
◾

Receiving

regular

stakeholder,

regulatory

and

legal

updates,

financial

and

risk

performance

updates,

pay

round

timings

and

approach,

and
co

nsolidation

of

the

Fair

Pay

Agenda;

and

◾

Reviewing

specific

remuneration

arrangements

for

individuals

within

the

Remuneration

Committee’s

remit.

Board

Risk

Committee

The

Risk

Committee

is

comprised

solely

of

independent

Non

-

Executive

Directors

.

Following

the

consolidation

and

streamlining

of

the

BPLC

and
BBPLC

boards

in

September

2019,

membership

of

the

Risk

Committee

was

aligned

with

the

BPLC

risk

committee.

The

Risk

Committee

is

chaired

by
Tim

Breedon.

Mike

Ashley,

Mary

Anne

Citrino,

Dawn

Fitzpatrick

and

Diane

Schueneman

are

members

of

the

Committee.

Matthew

Lester

was

a
member

of

the

Committee

until

he

stepped

down

from

the

Board

on

1

January

2020.

During

2019,

the

Risk

Committee

met

eight

times,

and

also
held

a

number

of

ad

hoc

meetings

duri

ng

the

year.

One

of

the

key

roles

of

the

Risk

Committee

is

to

review

and

challenge

the

risk

profile

and

risk
appetite

of

the

Barclays

Bank

Group,

and

to

consider

key

risk

issues

and

internal

control

and

risk

policies

concerning

the

Barclays

Bank

Group.

Risk
Committee

meetings

are

attended

by

management,

including

the

BBPLC

Chief

Financial

Officer

and,

Barclays

Group

and/or

BBPLC

Chief

Risk
Officer,

Chief

Compliance

Officer,

Chief

Internal

Auditor,

General

Counsel,

as

appropriate

and

the

Company’s

External

A

uditors,

KPMG.

Following
the

BPLC

and

BBPLC

consolidation,

the

Committee

continued

to

invite

the

relevant

BBPLC

Senior

Manager

to

attend

meetings

for

the

appropriate
agenda

items.

Governance
Corporate

Governance

Statement

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

An

externally

facilitated

review

of

the

effectiveness

of

the

Board

and

Boar

d

members

was

undertaken

in

the

first

quarter

of

2019.

Following

the
streamlining

of

the

membership

of

the

BPLC

and

BBPLC

b

oards

and

the

change

in

membership

of

the

Risk

Committee,

it

was

agreed

that

the
recommendations

from

the

review

of

the

performance

o

f

the

BPLC

r

isk

committee

would

be

adopted

as

the

review

of

Risk

Committee

performance
in

2019.

The

results

confirm

that

the

Risk

Committee

is

operating

effectively

and

provides

an

effective

level

of

challenge

and

oversight

of

the

areas
within

its

remit.

I

t

was

noted

that

coverage

of

BBPLC

matters

within

concurrent

meetings

was

considered

appropriate

and

would

benefit

from
further

embedment.

Attendance

at

the

Risk

Committee

during

2019

was

as

follows:

Member
Eligible

Meeting

Attendance

in

2019
(excluding

ad

hoc

meetings)
Appointment

Dates
Tim

Breedon

(Chairman)
3/3
Appointed

25

September

2019
Mike

Ashley
3/3
Appointed

25

September

2019
Mary

Anne

Citrino
3/3
Appointed

25

September

2019
Dawn

Fitzpatrick
Nil
Appointed

1

January

2020
Matthew

Lester
3/3
Appointed

25

September

2019;

retired

1

January

2020
Diane

Schueneman
3/3
From

25

September

2019
Peter

Bernard

(Former

Chairman)
5/5
Retired

25

September

2019
Jeremy

Scott
5/5
Retired

25

September

2019
Maria

Richter
5/5
Retired

25

September

2019
Hélène

Vletter

-

van

Dort
5/5
Retired

25

September

2019

The

principal

role

and

responsibilities

of

the

Risk

Committee,

pursuant

to

its

Terms

of

Reference,

is

to

review,

on

behalf

of

the

Board,

management’s
recommendations

on

the

principal

risks

as

set

out

in

the

ERMF

with

the

exception

of

Reputation

r

isk

which

is

a

matter

reserved

to

the

Board,

and

in
particular:

◾

Review,

on

behalf

of

the

Board,

the

management

of

the

principal

risks

in

the

ERMF;
◾

Consider

and

recommend

to

the

Board,

within

the

risk

p

arameters

set

by

the

BPLC

r

isk

committee,

the

Company’s

risk

appetite

and

tolerance

for
those

principal

risks;
◾

Review,

on

behalf

of

the

Board,

the

Barclays

Bank

Group’s

risk

profile

for

those

principal

risks;

and
◾

Commission,

receive

and

consider

reports

on

key

risk

issues.

During

2019,

the

principal

activities

of

the

Risk

Committee

included:

◾

Advising

the

Board

on

the

appropriate

risk

appetite

and

risk

tolerance

for

the

principal

risks

in

the

ERMF

when

determining

strategy,

including
recommending

to

the

Bo

ard

for

approval

the

proposed

overall

r

isk

appetite

and

risk

limits

for

the

Company.

◾

Considering

and

approving

the

Company’s

capital

and

liquidity

stress

test

scenarios,

and

the

results

of

different

stress

and

reverse

stress
assumptions,

including

both

internal

stress

tests

and

those

proposed

by

external

regulatory

bodies.

◾

Ensuring

that

the

Company

has

enough

capital,

liquidity

and

financial

resources

to

meet

its

regulatory

requirements

and

obligations.

◾

Reviewing

and

considering

the

operational

risks

arising

from

the

Company’s

procedures,

processes,

systems

and

policies,

and

annual

approval

of
the

operational

risk

tolerance

statement.
◾

Evaluating

the

appropriateness

of

Barclays’

Model

r

isk

management

framework

and

receiving

and

considering

reports

from

management

on
specific

modelling

processes.

◾

Overseeing

the

management

of

Conduct

r

isk

within

BBPLC,

and

the

performance

of

the

Compliance

function.
◾

Overseeing

the

Company’s

regulatory

requirements,

as

they

relate

to

risk

management,

including

regulatory

and

internal

capital

and

funding
requirements,

approving

the

Company’s

Internal

Capital

Adequacy

Assessment

Process

and

Individual

Liquidity

Adequacy

Assessment

Process
and

considering

and

recommending

the

Company’s

Resolution

and

Recovery

Plan

to

the

Board

for

approval.
◾

Reviewing

the

frameworks,

policies

and

resources

in

place

to

support

effective

risk

management

and

oversight

of

the

Barclays

Bank

Grou

p.

◾

Reviewing

performance

against

risk

metrics

and

advising

the

Remuneration

Committee

when

making

remuneration

decisions

for

2019.

◾

Reviewing

and

approving

strategic

transactions

above

standard

thresholds,

taking

account

of

the

impact

on

the

Company’s

risk

profile

and
overall

r

isk

appetite.

◾

Reviewing

and

endorsing

statements

in

relation

to

the

Company’s

principal

risks

and

the

effectiveness

of

the

Company’s

risk

management
systems

made

in

the

Company’s

Strategic

Report,

A

nnual

Report,

and

Pillar

3

report

ing.

Governance
Corporate

Governance

Statement

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

The

Risk

Committee

continually

considers

the

impact

of

issues

on

the

Barclays

Bank

Group

and

the

risk

environment

in

which

it

operates.

It

reviews
steps

taken

by

the

business

to

manage

exposures

in

this

context.

The

Risk

Committee

also

received

focused

presentations

on

a

number

of

areas
specific

to

the

business

and

activities

of

Barclays

Bank

Group

(including

through

joint

presentations

with

the

BPLC

r

isk

committee),

including:

◾

Risk

appetite

and

risk

profile:

to

review

the

key

themes

arising

from

the

current

and

prospective

macroeconomic,

geopolitical,

macro

-

prudential
and

financial

environment

and

their

impact

on

the

Company’s

risk

appetite

and

risk

profi

le.

◾

Conduct

r

isk:

to

receive

an

overview

of

the

oversight

and

management

of

Conduct

r

isk

across

the

Barclays

Bank

Group

and

the

role

of

the
Compliance

function

in

the

management

of

Conduct

r

isk.
◾

Stress

testing:

the

Risk

Committee

considered

the

2019

Group

Recovery

Plan

for

BBPLC

ahead

of

approval

by

the

Board

and

the

initial

submission
of

the

Biennial

Exploratory

Scenario

submission

to

the

Bank

of

England.

◾

Deep

dive

on

the

Structured

Products

business:

to

provide

the

Risk

Committee

with

an

update

on

the

governance

processes

embedded

by

the
Risk

Function

to

ensure

the

structured

products

business

is

grown

in

a

controlled

manner.
◾

Certain

important

sovereign

exposures

of

the

bank.
◾

US

credit

c

ard

r

isk:

to

inform

the

Risk

Comm

ittee

on

the

risk

profile

and

risk

performance

of

the

business

within

both

current

and

stressed

macro-
economic

conditions;

and

continued

progress

in

embedding

the

control

environment.
◾

Strategic

transactions:

to

review

and

approve

strategic

transactions

abo

ve

standard

thresholds,

taking

account

of

the

impact

on

the

Company’s
risk

profile

and

overall

risk

appetite.

In

2020,

the

Risk

Committee

will

continue

to

focus

on

the

impact

of

the

external

environment

on

the

risk

profile

of

the

Barclays

Bank

Group,
particularly

as

the

negotiations

on

the

future

trade

relationship

with

the

EU

progress

and

the

broader

geopolitical

context

evolves

in

the

run
up

to

the

US

presidential

election.

The

Risk

Committee

will

continue

to

evaluate

progress

made

by

the

Risk

function

in

further

developing

its
capabilities

and

impact.

Leadership

Individual

roles

on

the

Board

and

their

responsibilities

are

set

out

in

the

Company’s

Charter

of

Expectations.

This

includes

role

profiles

and

the
behaviours

and

competencies

required

for

each

role

on

the

Board,

namely

the

Chair

man

,

Non

-

Executive

Directors,

Executive

Directors

and
Committee

Chairs.

Pursuant

to

the

Charter

of

Expectations,

Non

-

Executive

Directors

provide

effective

oversight

and

scrutiny,

strategic

guidance
and

constructive

challenge

whilst

holding

the

Executive

Directors

to

account

against

their

agreed

performance

objectives.

A

copy

of

the

Chart

er

of
Expectations

can

be

found

at

home.barclays/corporate

governance.

Appointment

and

r

etirement

of

Directors

The

appointment

and

retirement

of

Directors

is

governed

by

the

Company’s

Articles

of

Association

(the

A

rticles),

the

Act

and

related

legislation.

The

Articles

may

only

be

amended

by

a

special

resolution

of

the

shareholders.

The

Board

has

the

power

to

appoint

additional

Directors

or

to

fill

a
casual

vacancy

amongst

the

Directors.

Any

such

Director

holds

office

only

until

the

next

Annual

General

Me

eting

(‘AGM’)

and

may

offer
himself/herself

for

re

-

election.

All

Directors

will

stand

for

election

or

re

-

election

at

the

2020

AGM.

All

appointments

to

the

Board

and

senior

management

are

viewed

through

a

diversity

lens

and

are

based

on

merit

and

objective

criteria,

which
focus

on

the

skills

and

experience

required

for

the

Board’s

effectiveness

and

the

delivery

of

the

Company’s

strategy.

Board

appointments

are

made
following

a

rigorous

and

transparent

proces

s

facilitated

by

the

Nomination

s

Committee,

with

the

aid

of

an

external

search

consultancy

firm.

You
can

read

more

about

the

work

of

the

Nomination

s

Committee

on

pages

9

to

10.

Diversity

across

the

Barclays

Group

remains

a

key

area

of

focus.
For

more

detail

on

the

Barclays

Bank

Group

actions

to

increase

diversity

please

see

page

15.

The

Nominations

Committee

regularly

reviews

the

composition

of

the

Board,

Board

Committees

and

Executive

Committee

and

the

core
competencies,

diversity

and

experience

required.

For

the

Board,

it

is

standard

practice

to

appoint

any

new

non

-

executive

director

or

chairman

for
an

initial

three

-

year

term

subject

to

annual

re

-

election

at

the

AGM,

which

may

be

extended

for

up

to

a

further

three

-

year

term.

As

such,

non-
executive

directors

typ

ically

serve

up

to

a

total

of

six

years.

Effectiveness

Appointments

to

the

Board

were

made

via

a

formal,

rigorous

and

transparent

process,

based

on

merit,

taking

into

account

the

skills,

experience
and

diversity

needed

on

the

Board

in

the

context

of

the

B

arclays’

Group’s

strategic

direction.

As

at

the

date

of

this

report,

we

have

met

the

Board
gender

diversity

target

of

33%

with

four

female

directors.

The

Board

is

committed

to

regularly

reviewing

its

broad

diversity

profile.

The

Company

considers

the

composition

of

principal

Board

Committees

to

meet

the

independence

criteria

of

the

2018

UK

Corporate

Governance
Code

as

it

applied

to

BBPLC

and

there

is

appropriate

cross

-

membership

on

the

Board

Committees

to

further

promote

effec

tiveness.

All

Directors

are

expected

to

commit

sufficient

time

to

fulfil

their

duties

to

the

Company

.

This

includes

attending,

and

being

well-prepared

for,

all
Board

and

Board

Committee

meetings,

as

well

as

making

time

to

understand

the

business

and

meet

with

executives.

The

Company’s
Charter

of
Expectations

sets

out

responsibilities

for

providing

the

Board

with

accurate,

timely

and

high

-

quality

information

necessary

for

it

to

fulfil

its

duties.

Governance
Corporate

Governance

Statement

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Director

effectiveness

assessment:

disclosure

of

regulatory

investigation

Barclays

PLC

has

disclosed

the

following

in

relation

to

its

annual

director

effectiveness

assessment:

In

accordance

with

the

UK

Corporate

Governance

Code,

all

of

the

current

Directors

of

Barclays

PLC

will

be

submitting

themselves

for

election

or

re-
election

at

the

Annual

General

Meeting

to

be

held

on

7

May

2020,

and

will

be

unanimously

recommended

by

the

Barclays

PLC

Board

for

election

or
re

-

election

as

appropriate.

Further

information

in

this

regard

will

be

set

out

in

the

Notice

of

Meeting

which

will

be

published

in

due

course.

In

deciding

whether

to

recommend

Jes

Staley

for

re

-

election,

the

Board

has

carried

out

its

usual

formal

and

rigorous

performance

assessment,
which

it

does

in

respect

of

the

effectiveness

of

each

of

the

Directors.

As

part

of

its

determination

in

respect

of

Mr.

Staley,

the

Board

has

had

regard
to

media

reports

in

the

past

6

months

that

have

highlighte

d

historical

links

between

Mr.

Staley

and

Jeffrey

Epstein.

As

has

been

widely

reported,

earlier

in

his

career

Mr.

Staley

developed

a

professional

relationship

with

Mr.

Epstein.

In

the

summer

of

2019,

in

light
of

the

renewed

media

interest

in

the

relationship,

Mr.

Staley

volunteered

and

gave

to

certain

executives,

and

the

Chairman,

an

explanation

of

his
relationship

with

Mr.

Epstein.

Mr.

Staley

also

confirmed

to

the

Board

that

he

has

had

no

contact

whatsoever

with

Mr.

Epstein

at

any

time

since
taking

up

his

role

as

Barclays

Group

CEO

in

December

2015.

The

relationship

between

Mr.

Staley

and

Mr.

Epstein

was

the

subject

of

an

enquiry

from

the

Financial

Conduct

Authority

(FCA),

to

which

the
Company

responded.

The

FCA

and

the

Prudential

Regulation

Authority

subsequently

commenced

an

investigation,

which

is

ongoing,

into

Mr.
Staley's

characterisation

to

the

Company

of

his

relationship

with

Mr.

Epstein

and

the

subsequent

description

of

that

relationship

in

the

Company’s
response

to

the

FCA.

Based

on

a

review

,

conducted

with

the

support

of

external

counsel,

of

the

information

available

to

us

and

representations

made

by

Mr.

Staley,

the
Board

(the

Executive

Directors

having

been

recused)

believes

that

Mr.

Staley

has

been

sufficiently

transparent

with

the

Company

as

regards

the
nature

and

extent

of

his

relationship

with

Mr.

Epstein.

Accordingly,

Mr.

Staley

retains

the

full

confidence

of

the

Board,

and

is

being

unanimously
recommended

for

re

-

election

at

the

Annual

General

Meeting.

The

Board

will

continue

to

coope

rate

fully

with

the

regulatory

investigation,

and

will

provide

a

further

update

as

and

when

it

is

appropriate

to

do

so.

Accountability

The

Board

is

responsible

for

setting

Barclays

Bank

Group

risk

appetite

within

the

overall

parameters

set

by

the

Barclays

Group,

that

is,

the

level

of
risk

it

is

prepared

to

take

in

the

context

of

achieving

the

Barclays’

Group

strategic

objectives.

The

ERMF

is

designed

to

identify

and

set

minimum
requirements

in

respect

of

the

main

risks

to

achieving

Barclays’

strategic

obje

ctives

and

to

provide

reasonable

assurance

that

internal

controls

are
effective.

The

Board,

assisted

by

the

Risk

Committee,

conducts

robust

assessments

of

the

principal

risks

facing

the

Company

,

including

those

that

would
threaten

its

business

model,

future

performance,

solvency

or

liquidity.

The

Audit

Committee

oversees

the

effectiveness

of

BB

PLC

internal

and

external

auditors.

The

Directors

also

review

the

effectiveness

of

the

Barclays
Bank

Group’s

systems

of

internal

control

and

risk

management.

The

Board

has

put

in

place

processes

to

support

the

presentation

to

stakeholders

of

fair,

balanced

and

understandable

information.

Remuneration

The

Remuneration

Committee

reviews

and

adopts

the

Barclays

Group

’s

Remuneration

Policy

for

use

in

the

Barclays

Ban

k

Group.

The

purpose

and
activities

of

which

are

contained

in

the

Remuneration

Committee

report

on

page

10.

The

Board

has

delegated

responsibility

for

the

consideration

and

approval

of

the

remuneration

arrangements

of

the

Chairman,

Executive

Directors,
other

senior

executives

and

certain

Barclays

Bank

Group

employees

to

the

Remuneration

Committee.

The

Remuneration

Committee

when
considering

the

remuneration

policies

and

practices

will

seek

to

ensure

that

they

support

the

Company’s

strategy

and

promote

the

long

-

term
success

of

the

business

and

that

they

are

aligned

to

successful

delivery

of

the

Barclays

Group’s

strategy.

All

executive

and

senior

management
remuneration

policies

will

only

be

developed

in

accordance

with

the

Barclays

Group’s

formal

and

tran

sparent

procedures

(ensuring

that

no

Director
is

involved

in

deciding

his/her

own

remuneration

outcome)

and

having

regard

to

workforce

remuneration

and

related

policies

and

the

alignment

of
incentives

and

rewards

with

culture.

All

Remuneration

Committee

m

embers

will

demonstrate

independent

judgement

and

discretion

when
determining

and

approving

remuneration

outcomes.

The

Board

as

a

whole,

with

the

Non

-

Executive

Directors

abstaining,

considers

annually

the
fees

p

aid

to

Non

-

Executive

Directors.

Governance
Corporate

Governance

Statement

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Controls

over

financial

reporting

A

framework

of

disclosure

controls

and

procedures

is

in

place

to

support

the

approval

of

the

financial

statements

of

the

Barclays

Bank

Group.
Specific

governance

committees

are

responsible

for

examining

the

financial

reports

and

disclosures

to

ensure

that

they

have

been

subject

to
adequate

verification

and

comply

with

applicable

standards

and

legislation.

These

committ

ees

report

their

conclusions

to

the

Audit

Committee,

which

debates

its

conclusions

and

provides

further

challenge.

Finally,

the

Board
scrutinises

and

approves

results

announcements

and

the

BBPLC

PLC

Annual

Report,

and

ensures

that

appropriate

disclosures

h

ave

been

made.
This

governance

process

ensures

that

both

management

and

the

Board

are

given

sufficient

opportunity

to

debate

and

challenge

the

financial
statements

of

the

Barclays

Bank

Group

and

other

significant

disclosures

before

they

are

made

public.

A

udit,

Risk

and

Internal

Control

The

Company

is

committed

to

operating

within

a

strong

system

of

internal

control

that

enables

business

to

be

transacted

and

risk

taken

without
exposure

to

unacceptable

potential

losses

or

reputational

damage.

As

referenced

above,

the

Board

is

responsible

for

ensuring

that

management

maintains

an

effective

system

of

risk

management

and

internal
control

and

for

assessing

its

effectiveness.

Such

a

system

is

designed

to

identify,

evaluate

and

manage,

rather

than

eliminate,

the

risk

of

failure

to
achieve

business

objectives

and

can

only

provide

reasonable

and

not

absolute

assurance

against

material

misstatement

or

loss.

Processes

are

in

place

for

identifying,

evaluating

and

managing

the

Principal

Risks

facing

the

Company.

A

key

component

of

the

framework

is

the
ERMF

which

supports

the

business

in

its

aim

to

embed

effective

risk

management

and

a

strong

risk

management

culture.

The

ERMF

is

designed

to
identify

and

set

minimum

requirements,

in

respect

of

the

main

risks,

to

achieving

the

Company’s

strategic

objectives

and

to

provide

reasonable
assurance

that

internal

controls

are

effective.

The

effectiveness

of

the

risk

management

and

internal

control

systems

is

reviewed

regularly

by

the

Risk

Committee

and

the

Audit

Committee

(as
detailed

above).

The

Risk

Committee

is

responsible

for

providing

oversight

and

advice

to

the

Board

in

relation

to

current

and

potential

future

risk

exposures
examining

reports

covering

the

principal

risks

including

those

that

would

threaten

its

business

mode

l,

future

performance,

solvency

or

liquidity,

as
well

as

reports

on

risk

measurement

methodologies

and

risk

appetite.

Further

detail

of

the

work

of

the

Risk

Com

mittee

can

be

found

on

pages

10
to

12.

As

referenced

above,

the

Audit

Committee

carries

out

several

duties,

delegated

to

it

by

the

Board,

including

oversight

of

financial

reporting
processes,

reviewing

the

effectiveness

of

internal

controls,

considering

whistle-blowing

arrangements

and

oversight

of

the

work

of

the

external

and
internal

auditors.

Throughout

the

year

ended

31

December

2019

and

to

date,

the

Company

has

operated

a

system

of

internal

control

that

provides
reasonable

assurance

of

effective

operations

covering

all

controls,

including

financial

and

operational

controls

and

compliance

with

laws

and
regulations.

The

Board

together

with

the

Audit

Committee

is

responsible

for

ensuring

the

independent

and

effectiveness

of

the

internal

and

external

audit
functions.

For

this

reason

the

Audit

Committee

members

met

regularly

with

the

Head

of

Barcl

ays

Internal

Audit

and

the

External

Audit

Partner
without

management

present.

Further

detail

of

the

work

of

the

Audit

Com

mittee

can

be

found

on

pages

8

to

9.

Management

is

responsible

for

establishing

and

maintaining

adequate

internal

controls

over

financ

ial

reporting

under

the

supervision

of

the
principal

executive

and

financial

officers,

to

provide

reasonable

assurance

regarding

the

reliability

of

financial

reporting

and

the

preparation

of
financial

statements,

in

accordance

with

International

Financial

Reporting

Standards

(IFRS).

Internal

control

over

financial

reporting

includes
policies

and

procedures

that

pertain

to

the

maintenance

of

records

that,

in

reasonable

detail:

◾

Accurately

and

fairly

reflect

transactions

and

dispositions

of

assets;
◾

Provide

reasonable

assurances

that

transactions

are

recorded

as

necessary

to

permit

preparation

of

financial

statements

in

accordance

with
IFRS

and

that

receipts

and

expenditures

are

being

made

only

in

accordance

with

authorisations

of

manageme

nt

and

the

respectiv

e

Directors;
and
◾

Provide

reasonable

assurance

regarding

prevention

or

timely

detection

of

unauthorised

acquisition,

use

or

disposition

of

assets

that

could
have

a

material

effect

on

the

financial

statements.

Internal

control

systems,

no

matter

how

well

de

signed,

have

inherent

limitations

and

may

not

prevent

or

detect

misstatements.

Also,

projections

of
any

evaluation

of

effectiveness

to

future

periods

are

subject

to

the

risk

that

internal

controls

may

become

inadequate

because

of

changes

in
conditions,

or

that

the

degree

of

compliance

with

the

policies

or

procedures

may

deteriorate.

Management

has

assessed

the

internal

control

over

financial

reporting

as

of

31

December

2019.

In

making

its

assessment,

management

utilised
the

criteria

set

out

in

the

2013

COSO

framework

and

concluded

that,

based

on

its

assessment,

the

internal

control

over

financial

reporting

was
effective

as

of

31

December

2019.

Governance
Corporate

Governance

Statement

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

The

system

of

internal

financial

and

operational

controls

is

also

subject

to

regulatory

oversight

in

the

UK

and

ov

erseas.

Further

information

on
supervision

by

the

financial

services

regulators

is

provided

under

Supervision

and

Regulation

in

the

Risk

review

section

on

pages

88

to

94.

Changes

in

internal

control

over

financial

reporting

There

have

been

no

changes

in

the

Barclays

Group’s

internal

control

over

financial

reporting

that

occurred

during

the

period

covered

by

this

report,
which

have

materially

affected

or

are

reasonably

likely

to

materially

affect

the

Barclays

Group’s

internal

control

over

financial

reporting.

Executive

Committee

During

2019,

the

Executive

Committee

membership

included

the

BBPLC

President,

Chief

Financial

Officer,

Chief

Risk

Officer,

and

leaders

of

each
business

unit,

Human

Resources,

Legal

and

Compliance.

The

Executive

Committee

meets

weekly

and

is

chaired

by

the

Chief

Executive

Officer.

In
addition

to

the

day

-

to-

day

management

of

the

Company

,

the

Executive

Committee

supports

the

Chief

Executive

Officer

in

ensuring

that

the

values,
strategy

and

culture

align,

are

implemented

and

are

com

municated

consistently

to

colleagues

–

for

example

through

regular

leadership

team
conferences,
roadshows

and

communications

that

are

available

to

all

colleagues
.

Non

-Executive

Directors

time

commitment

and

conflict

Non

-

Executive

Directors,

including

the

Chairman,

are

informed

of

the

minimum

time

commitment

prior

to

their

appointment

and

they

are

required
to

devote

sufficient

time

to

the

Company

to

discharge

their

responsibilities

effectively.

The

time

commitments

of

Directors

are

considered

by

the

Boar

d

on

appointment

and

are

reviewed

when

appropriate.

External

appointments

must
be

agreed

with

the

Chairman

and

disclosed

to

the

Board,

before

appointment,

with

an

indication

of

the

time

involved

The

Board

is

satisfied

that
there

are

no

Directors

whose

time

commitment

is

considered

to

be

a

matter

for

concern

In

accordance

with

the

Act

and

the

Articles

of

Association,

the

Board

has

authority

to

authorise

conflicts

of

interest,

and

this

ensures

that

the
influence

of

third

parties

does

not

compromise

or

overri

de

independent

judgement

of

the

Board.

The

Company

Secretary

maintains

a

conflicts
register,

which

is

a

record

of

actual

and

potential

conflicts,

together

with

any

Board

authorisation

of

the

conflict.

Training

and

induction

During

2019

,

Directors

met

regularly

with

senior

management,

as

well

as

attending

town

halls

and

senior

leadership

gatherings.

In

addition,
Directors

are

regularly

provided

with

the

opportunity

to

take

part

in

ongoing

training

and

development

and

can

also

request

specific

training

they
may

consider

necessary

or

useful.

During

2019

,

the

Directors

received

training

on

legal

and

regulatory

developments,

including

w

histleblowing

and
the

Senior

Manager’s

Regime.

There

is

an

induction

programme

for

all

new

Directors

which

is

tailored

to

their

specific

experience

and

knowledge,

providing

access

to

all

parts

of
the

business,

to

support

Directors

in

understanding

the

nature

of

the

business

and

the

key

issues

the

Company

faces.

When

a

Director

joins

a

Board
Committee,

the

schedule

includes

an

induction

to

the

operation

of

that

Board

Committee.

Diversity

and

i

nclusion
The

Board

recognises

the

importance

of

ensuring

that

there

is

broad

diversity

among

the

Directors

inclusive

of,

but

not

limited

to,

gender,

ethnicity,
geography

and

business

experience.

In

addition,

the

Company

aims

to

ensure

that

employees

of

all

backgrounds

are

treated

equally

and

have

the
opportunity

to

be

successful.

The

Barclays

Group’s

G

lobal

Diversity

and

Inclusion

(D&I)

strategy

sets

objectives,

initiatives

and

plans

across

five
core

pillars:

Gender,

LGBT+,

Disability,

Multicultural

and

Multigenerational,

in

support

of

that

ambition.

Further

information

on

the

Barclays

Group’s
Board

Diversity

Policy

and

D&I

strategy

can

be

found

on

page

62

of

the

Barclays

PLC

Annual

Report

2019.

Governance

Directors’

report

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

The

Directors

present

their

report

together

with

the

audited

accounts

for

the

Company

for

the

year

ended

31

December

2019.

BBPLC

has

addressed

the

Non

-

Financial

Reporting

requirements

contained

in

sections

414CA

and

414CB

of

the

Act

through

the

disclosure
contained

in

the

Barclays

PLC

Annual

Report

on

pages
  39
to

40
.

In

addition,

the

Company

has

chosen,

in

accordance

with

section

414

C(11)

of

the
Act,

and

as

noted

in

this

Directors’

Report,

to

include

certain

matters

in

its

Strategic

Report

that

would

otherwise

be

disclosed

in

this

Directors’
Report.

The

particulars

of

important

events

affecting

the

Company

since

the

financial

year

end

can

be

found

in

the

notes

to

the

financial

statements.

Other

information

that

is

relevant

to

the

Directors’

Report,

and

which

is

incorporated

by

reference

into

this

re

port,

can

be

located

at:

Pages
Corporate

Governance

Report
3
Risk

Management
25
Principal

Risks
38
Disclosures

required

pursuant

to

Large

and

Medium

-sized

Companies

and

Groups

(Accounts

and

Reports)

Regulations

2008

as

updated
by

Companies

(Miscellaneous

Reporting)

2018

Regulations

can

be

found

on

the

following

pages:
Engagement

with

employees

(Sch.7

Para

11

and

11A

2008/2018

Regs

and

S172

(1)

Statement)
21
Policy

concerning

the

employment

of

disabled

persons

(Sch.7

Para

10

2008

Regs)
21
Financial

Instruments

(Sch.7

Para

6

2008

Regs)
38
Hedge

accounting

policy

(Sch.7

Para

6

2008

Regs)
127

Profits

and

dividends
The

results

of

the

Barclays

Bank

Group

show

statutory

profit

after

tax

of

£2,780m

(2018:

£1,010m
1
).

The

Barclays

Bank

Group

had

net

assets

of
£50,615m

at

31

December

2019

(2018:

£

47,711m

).

Barclays

PLC

will

pay

a

full

year

dividend

in

respect

of

2019

of

6p

per

ordinary

share

on
  3   April
2020

to

shareholders

on

the

share

register

on
  28
February

2020.

The

Company

will

pay

a

dividend

to

Barclays

PLC

in

order

to

fund

its

external

dividend

payment.

The

Directors

of
  BBPLC
recommend

a

dividend

of

no

more

than
  £263m
to

satisfy

this

requirement.

Further

details

on

total

dividends

on

ordinary

shares

paid

in

2019

are
set

out

in

Note

9

to

the

financial

statements.

Dividends

paid

on

preference

shares

for

the

year

ended

31

December

2019

amounted

to

£41m

(2018:
£

204

m).

Share

Capital
There

was

no

increase

in

ordinary

share

capital

during

the

year.

Barclays

PLC

owns

100%

of

the

issued

ordinary

shares.

There

are

no

restrictions

on
the

transfer

of

ordinary

shares

or

agreements

between

holders

of

ordinary

shares

known

to

the

Company

which

may

result

in

restrictions

on

the
transfer

of

securities

or

voting

rights.

Further

information

on

the

Company’s

share

capital

can

be

found

in

Note

27

of

the

financial

statements.

Powers

of

Directors

to

issue

or

buy

back

the

Company’s

shares
The

powers

of

the

Directors

are

determined

by

the

Act

and

the

Company’s

Articles

of

Association.

No

shares

were

issued

or

bought

back

in

2019.
The

Directors

are

authorised

to

issue

and

allot

shares

and

to

buy

back

shares

subject

to

annual

shareholder

approval

at

the

AGM.

Such

authorities
were

granted

by

shareholders

at

the

2019

AGM.

It

will

be

proposed

at

the

2020

AGM

that

the

Directors

be

granted

new

authorities

to

allot

and

buy-
back

shares.

Repurchase

of

preference

shares
No

p

reference

shares

were

redeem

ed

by

the

Company

during

2019.

1

From

2019,

due

to

an

IAS

12

update,

the

tax

relief

on

payments

in

relation

to

equity

instruments

has

been

recognised

in

the

tax

charge

of

the

income

statement,

whereas

it

was
previously

recorded

within

retained

earnings.

Comparatives

have

been

restated,

reducing

the

tax

charge

for

FY18

by

£175m.

Further

detail

can

be

found

in

Note

1.

Governance

Directors’

report

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Directors

The

list

of

current

Directors

of

the

Company

can

be

found

in

the

Corporate

Governance

Statement.

Changes

to

Directors

during

the

year

and

up

to
the

date

of

signing

this

report

are

set

out

below.

Name Role
Effective

date

of

appointment/resignation
Mike

Ashley
Non

-

Executive

Director
Appointed

25

September

2019
Peter

Bernard
Non

-

Executive

Director
Resigned

25

September

2019
Tim

Breedon
Non

-

Executive

Director
Appointed

25

September

2019
Mary

Anne

Citrino
Non

-

Executive

Director
Appointed

25

September

2019
Steven

Ewart
Executive

Director
Resigned

25

September

2019
Mohamed

A.

El-Erian
Non

-

Executive

Director
Appointed

1

January

2020
Mary

Francis
Non

-

Executive

Director
Appointed

25

September

2019
Dawn

Fitzpatrick
Non

-

Executive

Director
Appointed

25

September

2019
Sir

Gerry

Grimstone
Non

-

Executive

Director
Resigned

28

February

2019
Nigel

Higgins
Non

-

Executive

Director
Appointed

1

March

2019
Helen

Keelan
Non

-

Executive

Director
Resigned

25

September

2019
Matthew

Lester
Non

-

Executive

Director
Appointed

25

September

2019

and
Resigned

1

January

2020
Tushar

Morzaria
Executive

Director
Appointed

25

September

2019
Maria

Richter
Non

-

Executive

Director
Resigned

25

September

2019
Diane

Schueneman
Non

-

Executive

Director
Appointed

25

September

2019
Jeremy

Scott
Non

-

Executive

Director
Resigned

25

September

2019
Jes

Staley
Executive

Director
Appointed

26

March

2019
Tim

Throsby
Executive

Director
Resigned

26

March

2019
Alexander

Thursby
Non

-

Executive

Director
Resigned

25

September

2019
Helene

Vletter

Van

Dort
Non

-

Executive

Director
Resigned

25

September

2019

Directors’

i

ndemnities

Qualifying

third

party

indemnity

provisions

(as

defined

by

section

234

of

the

Act)

were

in

force

during

the

course

of

the

financial

year

ended

31
December

2019

for

the

benefit

of

the

then

Directors

and,

at

the

date

of

this

report,

are

in

force

for

the

benefit

of

the

Directors

in

relation

to

certain
losses

and

liabilities

which

they

may

incur

(or

have

incurred)

in

connection

with

their

duties,

powers

or

office.

In

addition,

the

Company

maintains
Directors’

&

Officers’

Liability

Insurance

which

gives

appropriate

cover

for

legal

action

brought

against

its

Directors.

Qualifying

pension

scheme

indemnity

provisions

(as

defined

by

section

235

of

the

Act)

were

in

force

during

the

course

of

the

financial

year

ended
31

December

2019

for

the

benefit

of

the

then

Directors,

and

at

the

date

of

this

report

are

in

force

for

the

benefit

of

Directors

of

Barc

lays

Pension
Funds

Trustees

Limited

as

Trustee

of

the

Barclays

Bank

UK

Retirement

Fund.

The

Directors

of

the

Trustee

are

indemnified

against

liability

incurred
in

connection

with

the

company’s

activities

as

Trustee

of

the

Barclays

Bank

UK

Retirement

Fund.

Similarly,

qualifying

pension

scheme

indemnities

were

in

force

during

2019

for

the

benefit

of

Directors

of

Barclays

Executive

Schemes

Trustees
Limited

as

Trustee

of

Barclays

Bank

International

Limited

Zambia

Staff

Pension

Fund

(1965),

Barclays

Capital

Int

ernational

Pension

Scheme

(No.1),
and

Barclays

PLC

Funded

Unapproved

Retirement

Benefits

Scheme.

The

Directors

of

the

Trustee

are

indemnified

against

liability

incurred

in
connection

with

the

Company’s

activities

as

Trustee

of

the

schemes

above.

Politica

l

donations
The

Barclays

Bank

Group

did

not

give

any

money

for

political

purposes

in

the

UK,

the

rest

of

the

EU

or

outside

the

EU,

nor

did

it

make

any

political

donations

to

political

parties

or

other

political

organisations,

or

to

any

independent

election

candidates,

or

incur

any

political

expenditure

during

the

year.

Details

of

any

political

contributions

made

by

the

wider

Barclays

Group

can

be

found

in

the

2019

Barclays

PLC

Annual

Report.

Environment

Barclays

focuses

on

addressing

environmental

issues

where

we

believe

we

have

the

greatest

potential

to

make

a

difference.

We

focus

on

managing
our

own

carbon

footprint

and

reducing

our

absolute

carbon

emissions,

developing

products

and

services

to

help

enable

the

transition

to

a

low-
carbon

economy,

and

man

aging

the

risks

of

climate

change

to

our

operations,

clients,

customers

and

society

at

large.

We

invest

in

improving

the

energy

efficiency

of

our

operations

and

offset

the

emissions

remaining

through

the

purchase

of

carbon

credits.

We

also
have

a

long

-

standing

commitment

to

managing

the

environmental

and

social

risks

associated

with

our

lending

practices,

which

is

embedded

into
our

risk

processes.

A

governance

structure

is

in

place

to

facilitate

clear

dialogue

across

the

business

and

with

suppliers

around

issues

of

potential
environmental

and

social

risk.

Disclosure

of

global

greenhouse

gas

emissions

is

done

at

a

Barclays

Group

level

with

information

available

in

the

Barclays

PLC

2019

Annual

Report
with

fuller

disclosure

available

on

our

website

at

home.barclays.com/citizenship.

Governance

Directors’

report

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Engagement

with

customers,

suppliers

and

others

in

a

business

relationship

with

the

Company
Customers

and

clients

are

the

heart

of

the

Barclays

business

–

without

them,

Barclays

would

not

exist.

Barclays

works

hard

to

understand

the
needs

of

its

customers

and

clients

to

inform

and

improve

its

products

and

services.

Barclays

engages

with

them

in

a

variety

of

ways,

including
conducting

a

wide

-

range

of

customer

and

client

research;

using

the

invaluable

insight

to

inform

bu

siness

decisions

on

the

development

of

services
and

initiatives.

As

an

illustration,

during

2019,

the

Company

continued

the

roll

out

of

the

Corporate

Bank’s

European

platform,

providing

clients

with

a

consistent
digital

cash

management

offering

and

servicing

model

across

the

continent

and

launched

BARX

as

a

newly

integrated,

cross

-

asset

electronic
trading

platform

to

create

a

better

experience

for

Investment

Bank

clients.

Barclays

supply

chain

helps

it

deliver

for

all

of

its

customers,

clients

and

stakeholders.

Barclays

engages

with

its

suppliers

through

its

contractual
arrangements

and

requirements

to

ensure

suppliers

adhere

to

the

Barclays’

Supplier

Control

Obligations

and

the

Supplier

Code

of

Conduct.

From
such

engagement

suppliers

have

identified

prom

pt

payment

as

critical.

Barclays

is

a

signatory

to

the

Prompt

Payment

Code

in

the

UK

and

is
committed

to

paying

its

suppliers

within

clearly

defined

terms,

and

to

ensuring

there

is

a

proper

process

for

dealing

with

any

issues

that

may

arise.
Please

see

pag

e

33

of

the

Barclays

PLC

2019

Annual

Report

for

detail

on

Barclays’

supplier

payment

on

-

time

performance

in

2019.

For

further

detail

on

customer,

client

and

supplier

engagement

is

set

out

on

page

33

of

the

Barclays

PLC

2019

Annual

Report.

Branches

and

Country-by-Country

r

eporting
The

Barclays

Bank

Group

operates

through

branches,

offices

and

subsidiaries

in

the

UK

and

overseas.

Those

branches

are

in

a

number

of

different
jurisdictions

including

in

Hong

Kong,

Singapore

and

New

York.

The

Company

is

exemp

t

from

publishing

information

required

by

The

Capital

Requirements

(Country

-

by

-

Country

Reporting)

Regulations

2013

as
this

information

is

published

by

its

parent

Barclays

PLC.

This

information

is

due

to

be

published

on

or

around

13

February

2020

and

will

b

e

available
at

home.barclays.com/citizenship.

Research

and

d

evelopment

In

the

ordinary

course

of

business,

the

Barclays

Bank

Group

develops

new

products

and

services

in

each

of

its

business

divisions.

Change

of

control
There

are

no

significant

agreements

to

which

the

Company

is

a

party

that

are

affected

by

a

change

of

control

of

the

Company

following

a

takeover
bid.

There

are

no

agreements

between

the

Company

and

its

Directors

or

employees

providing

for

compensation

for

loss

of

office

or

employment
that

occurs

because

of

a

takeover

bid.

The

Auditors
The

BPLC

audit

committee

reviews

the

appointment

of

the

external

auditors,

as

well

as

their

relationship

with

the

Barclays

Group,

including
monitoring

the

Barclays

Group’s

use

of

the

external

auditors

for

non

-

audit

services

and

the

balance

of

audit

and

non

-

audit

fees

paid

to

them.

The
BBPLC

Audit

Committee

also

monitors

the

use

of

the

external

auditors

for

non

-

audit

services

within

BBPLC.

More

details

on

this

can

be

found

in
Note   40
to

the

financial

statements.

An

external

audit

tender

was

conducted

in

2015

and

the

decision

was

made

to

appoint

KPMG

as

Barclays

Group’s

external

auditor

with

effect

from
the

2017

financial

year,

with

PwC

resigning

as

Barclays

Group’s

statutory

auditor

at

the

conclusion

of

the

2016

audit.

The

Company

is

in

compliance

with

the

requirements

of

The

Statutory

Audit

Services

for

Large

Companies

Market

Investigation

(Mandatory

Use

of
Competitive

Tender

Processes

and

Audit

Committee

Responsibilities)

Order

2014,

which

relates

to

the

frequency

and

governance

of

tenders

for

the
appointment

of

the

external

auditor

and

the

setting

of

a

policy

on

the

provision

of

non

-

audit

services.

Provided

that

KPMG

continue

to

maintain

their

independence

and

objectivity,

and

the

BPLC

audit

committee

remains

satisfied

with

their
performance,

the

Barclays

Group

has

no

intention

of

appointing

an

alternative

external

auditor

before

the

end

of

the

current

required

period

of

10
years.

Non

-audit

s

ervices
In

order

to

safeguard

the

auditor’s

independence

and

objectivity,

the

Barclays

Group

has

in

place

a

policy

setting

out

the

circumstances

in

which
the

Auditor

may

be

engaged

to

provide

services

other

than

those

covered

by

the

Barclays

Group

audit.

The

Barcl

ays

Group

Policy

on

the

Provision
of

Services

by

the

Group

Statutory

Auditor

(the

Policy)

applies

to

all

Barclays’

subsidiaries

and

other

material

entities

over

which

Barclays

has
significant

influence.

The

core

principle

of

the

Policy

is

that

non

-

audit

services

(other

than

those

legally

required

to

be

carried

out

by

the

Barclays
Group’s

Auditor)

should

only

be

performed

by

the

Auditor

in

certain,

controlled

circumstances.

The

P

olicy

sets

out

those

types

of

services

that

are
strictly

prohibited

and

those

that

are

allowable

in

principle.

Any

service

types

that

do

not

fall

within

either

list

are

considered

by

the

chairman

of

the
BPLC

audit

c

ommittee

a

case-by

-

case

basis,

supported

by

a

risk

assessment

provided

by

management.

Under

the

policy

the

BPLC

audit

c

o

mmittee

has

pre

-

approved

all

allowable

services

for

which

fees

are

less

than

£100,000.

All

requests

to

engage
the

Auditor

are

assessed

by

independent

management

before

work

can

commence.

Requests

for

allowable

service

types

in

respect

of

which

the
fees

are

expected

to

meet

or

exceed

the

above

threshold

must

be

approved

by

the

chairman

of

the

BPLC

audit

committee

before

work

is

permitted
to

begin.

Services

where

the

fees

are

expected

to

be

£250,000

or

higher

must

be

approved

by

the

BPLC

audit

committee

as

a

whole.

All

expenses
and

disbursements

must

be

included

in

the

fees

calculation.

More

information

on

this

can

be

found

in

the

Barclays

PLC

2019

Annual

Report.

Governance

Directors’

report

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

The

fees

payable

to

KPMG

for

the

year

ended

31

December

2019

amounted

to

£35m,

of

which

£4m

(2018:

£4m)

was

payable

in

respect

of

non-
audit

services.

A

breakdown

of

the

fees

payable

to

the

auditor

for

statutory

audit

and

non

-

audit

work

can

be

found

in

Note

40.

Disclosure

of

i

nformation

to

the

Auditor

Each

Director

confirms

that,

so

far

as

he/she

is

aware,

there

is

no

relevant

audit

information

of

which

the

Company’s

auditors

are

unaware

and

that
each

of

the

Directors

has

taken

all

the

steps

that

he/she

ought

to

have

taken

as

a

Director

to

make

himself/herself

aware

of

any

relevant

audit
information

and

to

establish

that

the

Company's

auditors

are

aware

of

that

information.

This

conﬁrmation

is

given

pursuant

to

section

418

of

the
Act

and

should

be

interpreted

in

accordance

with

and

subject

to

those

provisions.

Directors’

responsibilities

Th

e

following

statement,

which

should

be

read

in

conjunction

with

the

auditors’

report

set

out

on

page

96,

is

made

with

a

view

to

distinguishing

for
shareholders

the

respective

responsibilities

of

the

directors

and

of

the

auditors

in

relation

to

the

accounts

.

Going

concern
BBPLC’s

business

activities,

financial

position,

capital,

factors

likely

to

affect

its

future

development

and

performance

and

its

objectives

and

policies
in

managing

the

financial

risks

to

which

it

is

exposed

are

discussed

in

the

Strategic

Report

section

of

the

Barclays

Bank

Annual

Report

and

the

Risk
Review

section.

The

Directors

considered

it

appropriate

to

prepare

the

financial

statements

on

a

going

concern

basis.

In

preparing

each

of

the

Barclays

Bank

Group

and

Company

financial

statements,

the

Directors

are

required

to:
●

assess

the

Barclays

Bank

Group

and

Company’s

ability

to

continue

as

a

going

concern,

disclosing,

as

applicable,

matters

related

to

going
concern;

and
●

use

the

going

concern

basis

of

accounting

unless

they

either

intend

to

liquidate

the

Barclays

Bank

Group

or

to

cease

operations,

or

have

no
realistic

alternative

but

to

do

so.

The

Barclays

Bank

Group’s

business

activities,

financial

position

(including

the

implications

of

the

UK’s

decision

to

leave

the

European

Union

),
capital,

factors

likely

to

affect

its

future

development

and

performance

and

its

objectives

and

policies

in

managing

the

financial

risks

to

which

it

is
exposed

are

discussed

in

the

risk

management

sections.

The

Directors

have

evaluated

these

risks

in

the

preparation

of

the
financial

statements

and

consider

it

appropriate

to

prepare

the

financial

statements

on

a

going

concern

basis.

Preparation

of

accounts
The

Directors

are

required

by

the

Act

to

prepare

the

Company

and

the

Barclays

Bank

Group

accounts

for

each

financial

year

and,

with

regards

to
Barclays

Bank

Group

accounts,

in

accordance

with

article

4

of

the

IAS

regulation.

The

Directors

have

prepared

these

accounts

in

accordance

with
IFRS

as

adopted

by

the

EU.

Under

the

Act,

the

Directors

must

not

approve

the

accounts

unless

they

are

satisfied

that

they

give

a

true

and

fair

view
of

the

state

of

affairs

of

the

Barclays

Bank

Group

and

the

Company

and

of

their

profit

or

loss

for

that

period.

The

Directors

consider

that,

in

preparing

the

financial

statements

the

Barclays

Bank

Group

and

the

Company

has

used

appropriate

accounting
policies,

supported

by

reasonable

judgements

and

estimates,

and

that

all

accounting

standards

which

they

consider

to

be

applicable

have

been
followed.

The

Directors

are

satisfied

that

the

Annual

Report

and

Financial

Statements,

taken

as

a

whole,

are

fair,

balanced

and

understandable,

and

provide
the

information

necessary

for

shareholders

to

assess

the

Company’s

position

and

performance,

business

model

and

strategy.

Directors

are

responsible

for

such

internal

control

as

they

determine

is

necessary

to

enable

the

preparation

of

financial

statements

that

are

free
from

material

misstatement,

whether

due

to

fraud

or

error.

Directors’

r

esponsibility

s

tatement

The

Directors

have

respon

sibility

for

ensuring

that

the

Company

and

the

Barclays

Bank

Group

keeps

accounting

records

which

disclose

with
reasonable

accuracy

the

financial

position

of

the

Company

and

the

Barclays

Bank

Group

and

which

enable

them

to

ensure

that

the

accounts
comply

w

ith

the

Act.

The

Directors

are

also

responsible

for

preparing

a

Strategic

Report,

Directors’

Report

and

Corporate

Governance

Statement

in

accordance

with
applicable

law

and

regulations.

The

Directors

are

responsible

for

the

maintenance

and

integrity

of

the

Annual

Report

and

Financial

Statements

as

they

appear

on

the

Company’s
website.

Legislation

in

the

UK

governing

the

preparation

and

dissemination

of

financial

statements

may

differ

from

legislation

in

other

jurisdictions.

The

Directors

have

a

general

responsibility

for

taking

such

steps

as

are

reasonably

open

to

them

to

safeguard

the

assets

of

the

Company

and

to
prevent

and

detect

fraud

and

other

irregularities.

The

Directors,

whose

names

are

set

out

on

page

7,

confirm

to

the

best

of

their

knowledge

that:
(a)

the

financial

statements,

prepared

in

accordance

with

the

applicable

set

of

accounting

standards,

give

a

true

and

fair

view

of

the

assets,
liabilities,

financial

position

and

profit

or

loss

of

the

Company

and

the

undertakings

included

in

the

consolida

tion

taken

as

a

whole;

and

Governance

Directors’

report

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

(b)

the

management

report,

in

Strategic

Report

within

Barclays

Bank

PLC

Annual

Report

on

pages

1

to

9,

which

is

incorporated

in

the

Directors’
Report,

includes

a

fair

review

of

the

development

and

performance

of

the

business

and

the

position

of

the

Company

and

the

undertakings
included

in

the

consolidation

taken

as

a

whole,

together

with

a

description

of

the

principal

risks

and

uncertainties

that

they

face.

By

order

of

the

Board

Stephen

Shapiro
Company

Secretary
12

February

2020

Barclays

Bank

PLC
Registered

in

England.

Company

No.

1026167

Governance
Our

people

and

culture

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Our

people

and

culture

We

believe

that

the

culture

of

Barclays

is

built

and

shaped

by

the

thousands

of

professionals

around

the

world

who

serve

our

customers

and

clients
with

a

shared

purpose

and

values.

Our

people

make

a

critical

difference

to

our

success,

and

our

investment

in

them

protects

and

strengthens

our
culture.

The

following

sub

-

sections

are

therefore

consistent

with

those

detailed

in

the

People

Section

of

the

Barclays

PLC

Annual

Report

and
figures

mentioned

are

for

Barclays

PLC

Group

other

than

specifically

mentioned.

Colleague

engagement

We

have

an

established

approach

to

engaging

colleagues,

based

on

best

practice

set

out

by

the

UK’s

Financial

Reporting

Council

and

in

line

with
new

governance

requirements

in

2019.

This

ensures

that

we

understand

their

perspective,

take

it

into

account

in

our

decision

making

at

the

most
senior

level,

and

share

with

them

our

strategy

and

progress.

That

extends

to

those

who

work

for

us

indirectly

as

well,

such

as

contractors,

although
in

a

more

limited

way.

In

2020,

our

supplier

code

of

conduct

will

require

these

organisations

to

demonstrate

that

they

have

an

effective

workforce
engagement

approach

of

their

own.

It’s

important

to

us

that

our

Board

members

are

engaged

with

our

people

–

directly,

and

indirectly

through

our

management

team.

We

regularly
report

on

our

colleague

engagement

activity

to

our

Boards.

Together

with

direct

engagement,

this

comprehensive

reporting

approach

and

dedicated

time

at

board

meetings

helps

our

Board

take

the

issues

of
interest

to

our

colleagues

into

account

in

their

decision

making.

This

has

enabled

them

to

confirm

that

our

workforce

engagement

approach

is
effective.

Listening

to

our

people

Our

regular

colleague

survey

formally

captures

the

views

of

all

our

people

and

is

a

key

part

of

how

we

track

colleague

engagement,

alongside

more
granular

colleague

sentiment

tracking

across

our

businesses.

Barclay

Bank

Group’s

overall

engagement

score

reduced

slightly

to

73%

in

2019,

but
77%

of

our

colleagues

would

still

recommend

Barclays

as

a

good

place

to

work.

The

results

from

the

survey

are

an

important

part

of

the

conversati

ons

our

leaders

have

about

how

we

run

the

business,

and

it’s

a

specific

focus

for
our

Executive

Committee

and

our

Board.

We

monitor

our

culture

across

the

organisation,

and

in

individual

business

areas,

through

Culture

Dashboards.

These

combine

colleague

survey
data

with

other

metrics

about

our

business,

so

that

we

can

see

the

effect

our

people’s

engagement

has

on

our

perfor

mance,

and

on

the

continued
strength

of

our

culture.

82%

of

our

people

have

heard

or

read

senior

leaders

across

the

Group

talking

about

the

character

and

culture

of

Barclays.

Keeping

our

people

informed

In

addition

to

these

data

sources,

our

leaders,

inc

luding

our

Board,

engage

face

to

face

with

colleagues

to

hear

what

they

think.

That

might

be
through

site

visits,

large

-

scale

town

halls,

training

and

development

activity,

mentoring,

informal

breakfast

sessions,

committee

membership,
diversity

and

wellbeing

programmes,

or

focus

and

consultative

groups.

We

make

sure

we’re

regularly

keeping

everyone

up

to

date

on

the

strategy,

performance

and

progress

of

the

organisation

through

a

strategically-
coordinated,

multichannel

approach

across

a

combination

of

leader

-

led

engagement,

and

digital

and

print

communication,

including

blogs,

vlogs
and

podcasts.

We

also

engage

with

our

people

collectively

through

a

strong

and

effective

partnership

with

Unite,

as

well

as

the

Barclays

Group

European

Forum,
which

represent

s

all

Barclays

Group

colleagues

within

the

European

Union.

These

conversations

help

us

to

deliver

things

like

a

collective

pay

deal

for

our

Unite

covered

colleagues,

who

represent

84%

of

our

UK

-

based
colleagues,

as

well

as

more

complex

business

change

an

d

our

long

-

term

focus

on

colleague

wellbeing.

We

regularly

brief

our

union

partners

on

the
strategy

and

progress

of

the

business

and

seek

their

input

on

ways

in

which

we

can

improve

the

colleague

experience

of

working

in

Barclays.

The
collective

bargaining

coverage

of

Unite

in

the

UK

represents

c.52%

of

our

global

workforce.

Building

a

supportive

culture

Diversity

of

thought

and

experience

works

best

when

everyone

feels

included.

People

who

feel

they

can

be

themselves

at

work

are

happier

and
more

producti

ve,

so

we

believe

that

creating

an

inclusive

and

diverse

culture

isn’t

just

the

right

thing

to

do,

but

is

also

best

for

our

business.

Our

policies

require

managers

to

give

full

and

fair

consideration

to

those

with

a

disability

on

the

basis

of

their

aptitudes

and

abilities;

both

when
hiring

and

through

ongoing

people

management,

as

well

as

ensuring

opportunities

for

training,

career

development

and

promotion

are

available

to
all.

As

part

of

our

Disability

Confident

scheme,

we

actively

encourage

application

s

from

people

with

a

disability,

or

a

physical

or

mental

health
condition.

We

encourage

our

people

to

benefit

from

Barclays’

performance

by

enrolling

in

our

share

plans,

further

strengthening

their

commitment

to

the
organisation.

Risk

review
Contents

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

22
The

management

of

risk

is

a

critical

underpinning

to

the

execution

of

the

Barclays

Bank

Group’s

strategy.

The

material
risks

and

uncertainties

the

Barclays

Bank

Group

faces

across

its

business

and

portfolios

are

key

areas

of

management
focus.
Risk

management

strategy
Page
Overview

of

the

Barclays

Bank

Group’s

approach

to
risk

management.
◾
Enterprise

Risk

Management

Framework

(ERMF)
◾

Segregation

of

duties

–

the

“Three

Lines

of

Defence”

model
◾

Principal

risks
◾

Risk

appetite

for

the

principal

risks
◾

Risk

committees
◾

Barclays’

risk

culture
25
25
25
25
26
27
Material

existing

and

emerging

risks
Insight

into

the

level

of

risk

across

our

business

and
portfolios,

the

material

existing

and

emerging

risks
and

uncertainties

we

face

and

the

key

areas

of
management

focus.
◾

Material

existing

and

emerging

risks

potentially

impacting

more

than
one

principal

risk
28
◾

Credit

risk
31
◾

Market

risk
32
◾

Treasury

and

capital

risk

32
◾

Operational

risk

33
◾

Model

risk
34
◾

Conduct

risk

34
◾

Reputation

risk
35
◾

Legal

risk

and

legal,

competition

and

regulatory

matters
36
Climate

change

risk

management
Overview

of

the

Barclays

Bank

Group’s

approach

to
managing

climate

change

risk.
◾

Overview,

organisation

and

structure
◾
Risk

management

policy
37
37
Principal

risk

management
The

Barclays

Bank

Group’s

approach

to

risk
management

for

each

principal

risk

with

focus

on
organisation

and

structure

and

roles

and
responsibilities.
◾

Credit

risk

management
38
◾

Market

risk

management
39
◾

Treasury

and

capital

risk

management
39
◾

Operational

risk

management
41
◾

Model

risk

management
42
◾

Conduct

risk

management
42
◾
Reputation

risk

management
43
◾

Legal

risk

management
43
Risk

performance
Credit

risk:

The

risk

of

loss

to

the

Barclays

Bank
Group

from

the

failure

of

clients,

customers

or
counterparties,

including

sovereigns,

to

fully

honour
their

obligations

to

the

Barclays

Bank

Group,
including

the

whole

and

timely

payment

of

principal,
interest,

collateral

and

other

receivables.
◾

Credit

risk

overview

and

summary

of

performance
45
◾

Maximum

exposure

and

effects

of

netting,

collateral

and

risk

transfer
46
◾

Expected

credit

losses
49
◾

Movement

in

gross

exposure

and

impairment

allowance

including
provisions

for

loan

commitments

and

financial

guarantees
50
◾

Measurement

uncertainty

and

sensitivity

analysis
55
◾

Analysis

of

the

concentration

of

credit

risk
61
◾

Approach

to

the

management

and

representation

of

credit

quality
63
◾

Analysis

of

specific

portfolios

and

asset

types
67

Risk

review
Contents

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

23
Risk

performance

continued
Page
Market

risk:

The

risk

of

a

loss

arising

from

potential
adverse

changes

in

the

value

of

the

Barclays

Bank
Group’s

assets

and

liabilities

from

fluctuation

in
market

variables

including,

but

not

limited

to,
interest

rates,

foreign

exchange,

equity

prices,
commodity

prices,

credit

spreads,

implied

volatilities
and

asset

correlations.
◾

Market

risk

overview

and

summary

of

performance
◾

Review

of

management

measures
69
69
Treasury

and

capital

risk

–

Liquidity:

The

risk

that

the

Barclays

Bank

Group

is

unable

to
meet

its

contractual

or

contingent

obligations

or
that

it

does

not

have

the

appropriate

amount,

tenor
and

composition

of

funding

and

liquidity

to

support
its

assets.
◾

Liquidity

risk

overview
◾

Liquidity

risk

stress

testing
◾

Contractual

maturity

of

financial

assets

and

liabilities
72
72
72
Treasury

and

capital

risk

–

Capital:

The

risk

that

the

Barclays

Bank

Group

has

an
insufficient

level

or

composition

of

capital

to
support

its

normal

business

activities

and

to

meet
its

regulatory

capital

requirements

under

normal
operating

environments

or

stressed

conditions
(both

actual

and

as

defined

for

internal

planning

or
regulatory

testing

purposes).

This

also

includes

the
risk

from

the

Barclays

Bank

Group’s

pension

plans.
◾

Capital

risk

overview
77
Treasury

and

capital

risk

–

Interest

rate

risk

in

the
banking

book

:
The

risk

that

the

Barclays

Bank
Group

is

exposed

to

capital

or

income

volatility
because

of

a

mismatch

between

the

interest

rate
exposures

of

its

(non

-

traded)

assets

and

liabilities.
◾

Interest

rate

risk

in

the

banking

book

overview

and

summary

of
performance
◾

Net

interest

income

sensitivity
◾

Analysis

of

equity

sensitivity
◾

Volatility

of

the

fair

value

through

other

comprehensive

income
(

FVOCI

)

portfolio

in

the

liquidity

pool
81
81
82
83
Operational

risk:
The

risk

of

loss

to

the

Barclays
Bank

Group

from

inadequate

or

failed

processes

or
systems,

human

factors

or

due

to

external

events
(for

example

fraud)

where

the

root

cause

is

not

due
to

credit

or

market

risks.
◾

Operational

risk

overview

and

summary

of

performance
◾

Operational

risk

profile
87
87
Model

risk:
The

risk

of

the

potential

adverse
consequences

from

financial

assessments

or
decisions

based

on

incorrect

or

misused

model
outputs

and

reports.
◾

Model

risk

overview

and

summary

of

performance
87
Conduct

risk:
The

risk

of

detriment

to

customers,
clients,

market

integrity,

effective

competition

or
Barclays

from

the

inappropriate

supply

of

financial
services,

including

instances

of

wilful

or

negligent
misconduct.
◾

Conduct

risk

overview

and

summary

of

performance
87
Reputation

risk:
The

risk

that

an

action,

transaction,
investment,

event,

decision,

or

business

relationship
will

reduce

trust

in

the

Barclays

Bank

Group’s
integrity

and/or

competence.
◾

Reputation

risk

overview

and

summary

of

performance
87

Risk

review
Contents

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

24
Page
Legal

risk:
The

risk

of

loss

or

imposition

of
penalties,

damages

or

fines

from

the

failure

of

the
Barclays

Bank

Group

to

meet

its

legal

obligations
including

regulatory

or

contractual

requirements.
◾

Legal

risk

overview

and

summary

of

performance
87
Su

pervision

and

regulation
The

Barclays

Bank

Group’s

operations,

including
its

overseas

offices,

subsidiaries

and

associates,
are

subject

to

a

significant

body

of

rules

and
regulations.
◾

Supervision

of

the

Barclays

Bank

Group

◾

Global

regulatory

developments
◾

Financial

regulatory

framework
88
88
89

Risk

review
Risk

management
Barclays’

risk

management

strategy

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

25

The

Barclays

Bank

Group’s

risk

management

strategy
This

section

introduces

the

Barclays

Bank

Group’s

approach

to

managing

and

identifying

risks,

and

for

fostering

a

strong

risk

culture.
Enterprise

Risk

Management

Framework

(ERMF)
The

ERMF

sets

the

strategic

approach

for

risk

management

by

defining

standards,

objectives

and

responsibilities

for

all

areas

of

the

Barclays

Group.
It

is

approved

by

the

Barclays

PLC

Board

on

recommendation

of

the

Barclays

Group

Chief

Risk

Officer

(CRO)

;

it

is

then

adopted

by

the

Barclays

Bank
Group

with

modifications

where

needed.

It

supports

senior

management

in

effective

risk

management

and

developing

a

strong

risk

culture.

The

ERMF

sets

out:

◾

Segregation

of

duties:

The

ERMF

defines

a

Three

Lines

of

Defence

model

.
◾

Principal

risks

faced

by

the

Barclays

Bank

Group

:

This

list

guides

the

organisation

of

the

risk

management

function,

and

the

identification,
management

and

reporting

of

risks.
◾

Risk

appetite

requirements

:

This

helps

define

the

level

of

risk

we

are

willing

to

undertake

in

our

business.
◾

Roles

and

responsibilities

for

risk

management:

The

ERMF

sets

out

the

accountabilities

of

the

Barclays

Bank

Group

CEO

and

other

senior
managers,

as

well

as

the

Barclays

Bank

Group

committees.
The

ERMF

is

complemented

by

frameworks,

policies

and

standards

which

are

mainly

aligned

to

individual

Principal

Risks:

◾

Frameworks

cover

the

management

approach

for

a

collection

of

related

activities

and

define

the

associated

policies

used

to

govern

them.
◾

Policies

set

out

principles

and

other

core

requirements

for

the

activities

of

the

Barclays

Bank

Group

.

Policies

describe

“what”

must

be

done.
◾

Standards

set

out

the

key

control

objectives

that

describe

how

the

requirem

ents

set

out

in

the

p

olicy

are

met,

and

who

needs

to

carry

them

out.
Standards

describe

“how”

controls

should

be

undertaken.
Segregation

of

duties

-

the

"Three

Lines

of

Defence"

model
The

ERMF

sets

out

a

clear

lines

of

defence

model.

All

colleagues

are

responsible

for

understanding

and

managing

risks

within

the

context

of

their
individual

roles

and

responsibilities,

as

set

out

below:

◾

First

line

comprises

all

employees

engaged

in

the

revenue

generating

and

client

facing

areas

of

the

Barclays

Bank

Group

an

d

all

associated
support

functions,

including

Finance,

Treasury,

and

Human

Resources.

The

first

line

is

responsible

for

identifying

and

managing

the

risks

they
generate,

establishing

a

control

framework,

and

escalating

risk

events

to

Risk

and

Compliance.
◾

Second

line

is

comprised

of

the

Risk

and

Compliance

functions.

The

role

of

the

second

line

is

to

establish

the

limits,

rules

and

constraints

under
which

first

line

activities

shall

be

performed,

consistent

with

the

r

isk

appetite

of

the

Barclays

Bank

Group

,

and

to

monitor

the

performance

of

the
first

line

against

these

limits

and

constraints.

Note

that

limits

for

a

number

of

first

line

activities,

related

to

o

perational

r

isk,

will

be

set

by

the

first
line

and

overseen

by

the

Chief

Con

trols

Office.

These

will

remain

subject

to

supervision

by

the

second

line.
◾

Third

line

of

defence

is

Internal

Audit,

who

are

responsible

for

providing

independent

assurance

over

the

effectiveness

of

governance,

risk
management

and

control

over

current,

systemic

and

evolving

risks.
◾

The

Legal

function

provides

support

to

all

areas

of

the

bank

and

is

not

formally

part

of

any

of

the

three

lines.

However

,

it

is

subject

to

second

line
oversight.
Principal

risks
The

ERMF

identifies

eight

principal

risks

(see

pages

31

to

36)

and

sets

out

associated

responsibilities

and

expectations

around

risk

management.

Each

of

the

principal

r

isks

is

overseen

by

an

accountable

executive

within

the

Barclays

Group

who

is

responsible

for

the

framework,

p

olicies

and
standards

that

detail

the

related

requirem

ents.

Risk

reports

to

executive

and

Board

committees

are

clearly

organised

by

p

rincipal

r

isk.

In

addition,
certain

risks

span

more

than

one

principal

risk;

these

are

also

subject

to

the

ERMF

and

are

reported

to

executive

and

Board

committees.

Risk

appetite

for

the

principal

risks
Risk

appetite

is

defined

as

the

level

of

risk

which

the

Barclays

Bank

Group’s

businesses

are

prepared

to

accept

in

the

conduct

of

their

activities.

It
sets

the

‘tone

from

the

top’

and

provides

a

basis

for

ongoing

dialogue

between

management

and

Board

with

respect

to

the

Barclays

Bank

Group’s
current

and

evolving

risk

profile,

allowing

strategic

and

financial

decisions

to

be

made

on

an

informed

basis.

The

Barclays

Group

’s

total

risk

appetite

and

its

allocation

to

the

Barclays

Bank

G

roup

are

supported

by

limits

to

control

exposures

and

activities

that
have

material

concentration

risk

implications.

Risk

review
Risk

management
Barclays’

risk

management

strategy

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

26

Risk

Committees
Barclays

Bank

Group

Product/Risk

Type

Committees

consider

risk

matters

relevant

to

their

business,

and

escalate

as

required

to

the

Barclays

Group
Risk

Committee,

whose

Chairman,

in

turn,

escalates

to

the

Barclays

Bank

PLC

Board

Committees

and

the

Barclays

Bank

PLC

Board.

There

are

two

Board

-

level

forums

which

oversee

the

application

of

the

ERMF

and

review

and

monitor

r

isk

across

Barclays

Bank

PLC.

These

are:

the
Barclays

Bank

PLC

Board

Risk

Committee

and

the

Barclays

Bank

PLC

Board

Audit

Committee.

Additionally,

the

Barclays

Bank

PLC

Board
Remuneration

Committee

oversees

pay

practices

focusing

on

aligning

pay

to

sustainable

performance

in

line

with

p

olicies.

Finally,

the

Barclays
Bank

PLC

Board

receives

regular

information

on

the

risk

profile

of

Barclays

Bank

Group,

and

has

ultimate

responsibility

for

risk

appetite

and

capital
plans,

within

the

parameters

set

by

the

Barc

lays

PLC

Board.

◾

The

Barclays

Bank

PLC

Board:

One

of

the

Board’s

responsibilities

is

the

approval

of

the

risk

appetite

of

Barclays

Bank

Group.

Risk

appetite

is
approved

by

the

B

arclays

PLC

Board

and

disseminated

across

legal

entities,

including

the

Barclays

Bank

Group

.

The

Barclays

Bank

Group

may
choose

to

adopt

a

lower

risk

appetite

than

allocated

to

it

by

the

Barclays

Group.

The

Barclays

Bank

PLC

Board

is

also

responsible

for

the

adoption
of

the

ERMF.
◾

The

Barclays

Bank

PLC

Board

Risk

Committee

(BRC
):

The

BRC

monitors

Barclays

Bank

Group’s

risk

profile

against

the

agreed

appetite.

Where
actual

performance

differs

from

expectations,

the

actions

taken

by

management

are

reviewed

to

ascertain

that

the

BRC

is

comfortable

with

them.
The

Barclays

Bank

Group

CRO

regularly

presents

a

report

to

the

BRC

summarising

developments

in

the

risk

environment

and

performance

trends
in

the

key

portfolios.

The

BRC

also

reviews

certain

key

risk

methodol

ogies,

the

effectiveness

of

risk

management,

and

the

Barclays

Bank

Grou

p
risk

profile,

including

the

material

issues

affecting

each

business

portfolio

and

forward

risk

trends.

The

committee

also

commissions

in-

depth
analyses

of

significant

risk

topics,

which

are

presented

by

the

Barclays

Bank

Group

CRO

or

senior

r

isk

managers

in

the

businesses.
All

members

are

independent

non

-

executive

Directors

.

The

Chairman

of

the

BRC

also

sits

on

the

BAC.
◾

The

Barclays

Bank

PLC

Board

Audit

Committee

(BAC):

The

BAC

receives

regular

reports

on

the

effectiveness

of

internal

control

systems,

on
material

control

issues

of

significance,

and

on

accounting

judgements

(including

impairment).

It

also

receives

a

half-yearly

review

of

the
adequacy

of

impairment

allowan

ces,

which

it

reviews

relative

to

the

risk

inherent

in

the

portfolios,

the

business

environment

and

Barclays

Bank
Group

policies

and

methodologies.

The

Chairman

of

the

BAC

also

sits

on

the

BRC.
◾

The

Barclays

Bank

PLC

Board

Remuneration

Committee

(RemCo):

Th

e

RemCo

receives

a

detailed

report

on

risk

management

performance

and
risk

profile,

and

proposals

on

ex

-

ante

and

ex

-

post

risk

adjustments

to

variable

remuneration.

These

inputs

are

considered

in

the

setting

of
performance

incentives.
A

small

number

of

risk

management

forums,

supported

by

reporting

processes,

include

representation

from

the

Barclays

Group

risk

management
executives,

as

well

as

from

the

operating

entities

(including

the

Barclays

Bank

Group

)

as

appropriate.

This

is

typically

to

consider

matters

that

are
relevant

to

the

risk

profile

of

the

Barclays

Group,

and/or

where

it

is

appropriate

to

make

decisions

that

apply

uniformly

across

the

Barclays

Group
(for

instance,

the

Barclays

Group

Impairment

Committee

approves

impairment

results).

Role

o

f

the

Barclays

Group

Risk

Management

Processes

and

Forums

in

the

Barclays

Bank

Group
The

Barclays

Group

Risk

teams

and

Board

Committees

conduct

risk

management

activity,

and

oversight,

in

respect

of

the

Barclays

Bank

Group:

◾

The

Barclays

Group

Board

allocates

a

portion

of

the

overall

risk

appetite

to

the

Barclays

Bank

Group;
◾

Certain

Barclays

Group

Committees

and

executives

review,

and

take

decisions

on,

matters,

events

or

transactions

originating

in

the

Barclays

Bank
Group

that

are

relevant

to

the

risk

profile

of

the

Barclays

Group

;

Risk

review
Risk

management
Barclays’

risk

management

strategy

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

27

◾

Barclays

Group

-

wide

risk

policies

are

owned

by

the

Barclays

Group

Risk

Function

teams,

and

adopted

by

the

Barclays

Bank

Group.

Entity-specific
addenda

are

agreed

with

the

Barclays

Group

where

local

regulations

would

otherwi

se

preclude

adoption,

or

to

clarify

or

emphasise

particular
aspects.
Barclays’

risk

culture
Risk

culture

can

be

defined

as

the

norms,

attitudes

and

behaviours

related

to

risk

awareness,

risk

taking

and

risk

management

.

This

is

reflected

in
how

the

Barclays

Bank

Group

identifies,

escalates

and

manages

risk

matters.

The

Barclays

Bank

Group

is

committed

to

maintaining

a

robust

risk

culture

in

which:

◾

management

expect,

model

and

reward

the

right

behaviours

from

a

risk

and

control

perspective;

◾

colleagues

identify,

manage

and

escalate

risk

and

control

matters,

and

meet

their

responsibilities

around

risk

management.

Specifically,

all

employees

regardless

of

their

positions,

functions

or

locations

must

play

their

part

in

the

Barclays

Bank

Group’s

risk

managem

ent.
Employees

are

required

to

be

familiar

with

risk

management

policies

which

are

relevant

to

their

responsibilities,

know

how

to

escalate

actual

or
potential

risk

issues,

and

have

a

role

-

appropriate

level

of

awareness

of

the

risk

management

process

as

de

fined

by

the

ERMF.

Our

Code

of

Conduct

–

the

Barclays

Way

Globally,

all

colleagues

must

attest

to

the

“Barclays

Way”,

our

Code

of

Conduct,

and

comply

with

all

frameworks,

policies

and

standards

applicable
to

their

roles.

The

Code

of

Conduct

outlines

the

purpose

and

values

which

govern

our

“Barclays

Way”

of

working

across

our

business

globally.

It
constitutes

a

reference

point

covering

the

aspects

of

colleagues’

working

relationships,

with

other

Barclays

employees,

customers

and

clients,
governments

and

regulators,

business

partners,

suppliers,

competitors

and

the

broader

community.

Risk

review

Material

existing

and

emerging

risks

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

28
Material

existing

and

emerging

risks

to

the

Barclays

Bank

Group’s

future

performance

The

Barclays

Bank

Group

has

identified

a

broad

range

of

risks

to

which

its

businesses

are

exposed

.

Material

risks

are

those

to

which

senior
management

pay

particular

attention

and

which

could

cause

the

delivery

of

the

Barclays

Bank

Group’s

strategy,

results

of

operations,

financial
condition

and/or

prospects

to

differ

materially

from

expectations.

Emerging

risks

are

those

which

have

unknown

components,

the

impact

of
which

could

crystallise

over

a

longer

time

peri

od.

In

addition,

certain

other

factors

beyond

the

Barclays

Bank

Group’s

control,

including

escalation
of

terrorism

or

global

conflicts,

natural

disasters,

epidemic

outbreaks

and

similar

events,

although

not

detailed

below,

could

have

a

similar

impact
on

the

Barclays

Bank

Group.

Material

existing

and

emerging

risks

potentially

impacting

more

than

one

principal

risk
i)

Business

conditions,

general

economy

and

geopolitical

issues

The

Barclays

Bank

Group’s

operations

are

subject

to

potentially

unfavourable

global

and

local

economic

and

market

conditions,

as

well

as
geopolitical

developments,

which

may

have

a

material

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and
prospects.
A

deterioration

in

global

or

local

economic

and

market

conditions

may

lead

to

(among

other

things)

:

(i)

deteriorating

business,

consumer

or
investor

confidence

and

lower

levels

of

fixed

asset

investment

and

productivity

growth,

which

in

turn

may

lead

to

lower

client

activity,

including
lower

demand

for

borrowing

from

creditworthy

customers;

(ii)

higher

default

rates,

delinquencies,

write-

offs

and

impairment

charges

as
borrowers

struggle

with

the

burden

of

additional

debt;

(iii)

subdued

asset

prices

and

payment

patterns,

including

the

value

of

any

collateral

held

by
the

Barclays

Bank

Group;

(iv)

mark

-

to-

market

losses

in

trading

portfolios

resulting

from

changes

in

factors

such

as

credit

ratings,

share

prices

and
solvency

of

counterparties;

and

(v)

revisions

to

calculated

expected

credit

losses

(ECLs)

leading

to

increases

in

impairment

allowances.

In

addition,
the

Barclays

Bank

Group’s

ability

to

borrow

from

other

financial

institutions

or

raise

funding

from

external

investors

may

be

affected

by
deteriorating

economic

co

nditions

and

market

disruption.
Geo

political

events

may

lead

to

further

financial

instability

and

affect

economic

growth.

In

particular:
◾

In

the

UK

,

the

decision

to

leave

the

European

Union

(EU)

may

give

rise

to

further

economic

and

political

consequences

including

for

investment
and

market

confidence

in

the

UK

and

the

remainder

of

EU

.

See

“(ii)

Process

of

UK

withdrawal

from

the

EU

”

below

for

further

details.
◾

A

significant

proportion

of

the

Barclays

Bank

Group’s

portfolio

is

located

in

the

US,

including

a

major

credit

card

portfolio

and

a

range

of
corporate

and

investment

banking

exposures.

The

possibility

of

significant

continued

changes

in

US

policy

in

certain

sectors

(including

trade,
healthcare

and

commodities),

may

have

an

impact

on

the

Barclays

Bank

Group’s

associated

portfolios.

Stress

in

the

US

economy,

weakening
GDP

and

the

associated

exchange

rate

fluctuations,

heightened

trade

tensions

(

such

as

the

current

dispute

between

the

US

and

China)

,

an
unexpected

rise

in

unemployment

and/or

an

increase

in

interest

rates

could

lead

to

incre

ased

levels

of

impairment,

resulting

in

a

negative
impact

on

the

Barclays

Bank

Group’s

profitability.
◾

Global

GDP

growth

weakened

in

2019,

as

elevated

policy

uncertainty

weighed

on

manufacturing

activity

and

investment.

As

a

result,

a

number
of

central

bank

s,

most

notably

the

Federal

Reserve

and

European

Central

Bank

(

ECB)

,

pursued

monetary

easing.

Growth

is

expected

to

stabilise
in

2020,

but

macroeconomic

risks

remain

skewed

to

the

downside,

while

concerns

around

the

efficacy

of

existing

policy

tools

to

cou

nter

these
risks

persist.

An

escalation

in

geopolitical

tensions,

increased

use

of

protectionist

measures

or

a

disorderly

withdrawal

from

the

EU

may
negatively

impact

the

Barclays

Bank

Group’s

business

in

the

affected

regions.

◾

In

China

the

pace

of

credit

growth

remains

a

concern,

given

the

high

level

of

leverage

and

despite

government

and

regulatory

action.

A

stronger
than

expected

slowdown

could

result

if

authorities

fail

to

appropriately

manage

growth

during

the

transition

from

manufacturing

towards
serv

ices

and

the

end

of

the

investment

and

credit

-

led

boom.

Deterioration

in

emerging

markets

could

affect

the

Barclays

Bank

Group

if

it

results
in

higher

impairment

charges

via

sovereign

or

counterparty

defaults.
ii)

Process

of

UK

withdrawal

from

the

EU
The

manner

in

which

the

UK

withdraws

from

the

EU

will

likely

have

a

marked

impact

on

general

economic

conditions

in

the

UK

and

the

EU.

The
UK’s

future

relationship

with

the

EU

and

its

trading

relationships

with

the

rest

of

the

world

could

take

a

number

of

years

to

resolve.

This

may

lead
to

a

prolonged

period

of

uncertainty,

unstable

economic

conditions

and

market

volatility,

including

fluctuations

in

interest

rates

and

foreign
exchange

rates.
Whilst

the

exact

impact

of

the

UK’s

withdrawal

from

the

EU

is

unk

nown,

the

Barclays

Bank

Group

continues

to

monitor

the

risks

that

may

have

a
more

immediate

impact

for

its

business,

including,

but

not

limited

to:

◾

Market

volatility,

including

in

currencies

and

interest

rates,

might

increase

which

could

have

an

impact

on

the

value

of

the

Barclays

Bank

Group’s
trading

book

positions.

◾

Credit

spreads

could

widen

leading

to

reduced

investor

appetite

for

the

Barclays

Bank

Group’s

debt

securities.

This

could

negatively

impact

the
Barclays

Bank

Group’s

cost

of

and/or

access

to

fu

nding.

In

addition,

market

and

interest

rate

volatility

could

affect

the

underlying

value

of

assets
in

the

banking

book

and

securities

held

by

the

Barclays

Bank

Group

for

liquidity

purposes.

◾

A

credit

rating

agency

downgrade

applied

directly

to

the

Barclays

Bank

Group,

or

indirectly

as

a

result

of

a

credit

rating

agency

downgrade

to

the
UK

Government,

could

significantly

increase

the

Barclays

Bank

Group’s

cost

of

and/or

reduce

its

access

to

funding,

widen

credit

spreads

and
materially

adversely

affect

the

Ba

rclays

Bank

Group’s

interest

margins

and

liquidity

position.

◾

A

UK

recession

with

lower

growth,

higher

unemployment

and

falling

UK

property

prices

could

lead

to

increased

impairments

in

relation

to

a
number

of

the

Barclays

Bank

Group’s

portfolios,

including

,

but

not

limited

to,

its

corporate

portfolios

and

commercial

real

estate

exposures.

◾

The

ability

to

attract,

or

prevent

the

departure

of,

qualified

and

skilled

employees

may

be

impacted

by

the

UK’s

and

the

EU’s

future

approach

to
the

EU

freedom

of

movement

and

immigration

from

the

EU

countries

and

this

may

impact

the

Barclays

Bank

Group’

s

access

to

the

EU

talent
pool.

Risk

review

Material

existing

and

emerging

risks

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

29
◾

A

disorderly

exit

from

the

EU

may

put

a

strain

on

the

capabilities

of

the

Barclays

Bank

Group’s

systems,

increasing

the

risk

of

failure

of

those
systems

and

potentially

resulting

in

losses

and

reputational

damage

for

the

Barclays

Bank

Group.
◾

Changes

to

current

EU

‘Passporting’

rights

may

require

further

adjustment

to

the

current

model

for

the

Barclays

Bank

Group’s

cross

-

border
banking

operation

which

could

increase

operational

complexity

and/or

costs

for

the

Barclays

Bank

Group.
◾

The

legal

framework

within

which

the

Barclays

Bank

Group

operates

could

change

and

become

more

uncertain

if

the

UK

takes

steps

to

replace
or

repeal

certain

laws

currently

in

force,

which

are

based

on

EU

legislation

and

regulation

(including

EU

regulation

of

the

banking

sector)
following

its

withdrawal

from

the

EU.

Certainty

around

the

ability

to

maintain

existing

contracts,

enforceability

of

certain

legal

obligations

and
uncertainty

around

the

jurisdiction

of

the

UK

courts

may

be

affected

until

the

impacts

of

the

loss

of

the

current

legal

and

regulatory
arrangements

between

the

UK

and

EU

and

the

enforceabil

ity

of

UK

judgements

across

the

EU

are

fully

known.

◾

Should

the

UK

see

reduced

access

to

financial

markets

infrastructures

(including

exchanges,

central

counterparties

and

payments

services,

or
other

support

services

provided

by

third

party

suppliers)

service

provision

for

clients

could

be

impacted

,

likely

resulting

in

reduced

market

share
and

revenue

and

increased

operating

costs

for

the

Barclays

Bank

Group.

iii)

The

impact

of

interest

rate

changes

on

the

Barclays

Bank

Group’s

profitability
Any

changes

to

interest

rates

are

significant

for

the

Barclays

Bank

Group,

especially

given

the

uncertainty

as

to

the

direction

of

interest

rates

and
the

pace

at

which

interest

rates

may

change

particularly

in

the

Barclays

Bank

Group’s

main

markets

of

the

UK

and

the

US.

A

continued

period

of

low

interest

rates

and

flat

yield

curves,

including

any

further

cuts,

may

affect

and

continue

to

put

pressure

on

the

Barclays
Bank

Group’s

net

interest

margins

(the

difference

between

its

lending

income

and

borrowing

costs)

and

could

adversely

affect

the

profitability

and
prospects

of

the

Barclays

Bank

Group.
However,

whilst

interest

rate

rises

could

positively

impact

the

Barclays

Bank

Group’s

profitability

as

retail

and

corporate

business

income

increases
due

to

margin

de

-

compression

,

further

increases

in

interest

rates,

if

larger

or

more

frequent

than

expected,

could

lead

to

general

ly

weaker

than
expected

growth,

reduced

business

confidence

and

higher

unemployment,

which

in

turn

could

cause

stress

in

the

lending

portfolio

and
underwr

iting

activity

of

the

Barclays

Bank

Group.

Resultant

higher

credit

losses

driving

an

increased

impairment

charge

would

most

notably
impact

retail

unsecured

portfolios

and

wholesale

non

-

investment

grade

lending

and

could

have

a

material

effect

on

the

Barcla

ys

Bank

Group’s
business,

results

of

operations,

financial

condition

and

prospects.
In

addition,

changes

in

interest

rates

could

have

an

adverse

impact

on

the

value

of

the

securities

held

in

the

Barclays

Bank

Group’s

liquid

asset
portfolio.

Consequently,

this

could

create

more

volatility

than

expected

through

the

Barclays

Bank

Group’s

FVOCI

reserves.
iv)

The

competitive

environments

of

the

banking

and

financial

services

industry
The

Barclays

Bank

Group’s

businesses

are

conducted

in

competitive

environments

(in

particular,

in

the

UK

and

US),

with

increased

competition
scrutiny,

and

the

Barclays

Bank

Group’s

financial

performance

depends

upon

the

Barclays

Bank

Group’s

ability

to

respond

effectively

to
competitive

pressures

whether

due

to

competitor

behaviour,

new

entrants

to

the

market,

consumer

demand,

technological

changes

or

otherwise.
This

competitive

environment,

and

the

Barclays

Bank

Group’s

response

to

it,

may

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s
ability

to

maintain

existing

or

capture

additional

market

share,

business,

results

of

operations,

financial

condition

and

prospects.
v)

Regulatory

change

agenda

and

impact

on

bus

iness

model
The

Barclays

Bank

Group

remains

subject

to

ongoing

significant

levels

of

regulatory

change

and

scrutiny

in

many

of

the

countries

in

which

it
operates

(including,

in

particular,

the

UK

and

the

US).

As

a

result,

regulatory

risk

will

remain

a

focus

for

senior

management

.

Furthermore,

a

more
intensive

regulatory

approach

and

enhanced

requirements

together

with

the

potential

lack

of

international

regulatory

co

-

ordination

as

enhanced
supervisory

standards

are

developed

and

implemented

may

adverse

ly

affect

the

Barclays

Bank

Group’s

business,

capital

and

risk

management
strategies

and/or

may

result

in

the

Barclays

Bank

Group

deciding

to

modify

its

legal

entity,

capital

and

funding

structures

and

business

mix,

or

to
exit

certain

business

activities

altogether

or

not

to

expand

in

areas

despite

otherwise

attractive

potential.
There

are

several

significant

pieces

of

legislation

and

areas

of

focus

which

will

require

significant

management

attention,

cost

and

resource,
including:
◾

Chan

ges

in

prudential

requ

irements

may

impact

minimum

requirements

for

own

funds

and

eligible

liabilities

(MREL)

(including

requirements

for
internal

MREL),

leverage,

liquidity

or

funding

requirements,

applicable

buffers

and/or

add

-

ons

to

such

minimum

requirements

and

risk

weighted
assets

calculation

methodologies

all

as

may

be

set

by

international,

EU

or

national

authorities.

Such

or

similar

changes

to

prudential
requirements

or

additional

supervisory

and

prudential

expectations,

either

individually

or

in

aggregate,

may

result

in,

among

other

things,

a

need
for

further

management

actions

to

meet

the

changed

requirements,

such

as:
-

increasing

capital,

MREL

or

liquidity

resources,

reducing

leverage

and

risk

weighted

assets;

-

restricting

distributions

on

capital

instruments;
-

modifying

the

terms

of

outstanding

capital

instruments;

-

modifying

legal

entity

structure

(including

with

regard

to

issuance

and

deployment

of

capital,

MREL

and

funding);

-

changing

the

Barclays

Bank

Group’s

business

mix

or

exiting

other

businesses;

-

and/or

undertaking

other

actions

to

strengthen

the

Barclays

Bank

Group’s

position.
◾

The

derivatives

market

has

been

the

subject

of

particular

focus

for

regulators

in

recent

years

across

the

G20

countries

and

beyond,

with
regulations

introduced

which

require

the

reporting

and

clearing

of

standardised

over

the

counter

(OTC)

derivatives

and

the

mandatory
margining

of

non

-

cleared

OTC

derivatives.

The

se

regulation

s

may

increase

costs

for

market

participants,

as

well

as

reduce

liquidity

in

the
derivatives

markets.

More

broadly

,

changes

to

the

regulatory

framework

(in

particular,

the

review

of

the

second

Markets

in

Financial

Instruments
Directive

and

the

implementation

of

the

Benchmarks

Regulation)

could

entail

significant

costs

for

market

participants

and

may

hav

e

a

significant
impact

on

certain

markets

in

which

the

Barclays

Bank

Group

operates.

Risk

review

Material

existing

and

emerging

risks

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

30
◾

The

Barclays

Group

and

certain

of

its

members

including

Barclays

Bank

PLC

are

subject

to

supervisory

stress

testing

exercises

in

a

number

of
jurisdictions.

These

exercises

currently

include

the

programmes

of

the

Bank

of

England

(BoE)

,

the

European

Banking

Authority

(EBA)

,

the

Federal
Deposit

Insurance

Corporation

(

FDIC)

and

the

Federal

Reserve

Board

(

FRB

).

Failure

to

meet

the

requirements

of

regulatory

stress

tests,

or

the
failure

by

regulators

to

approve

the

stress

test

results

and

capital

plans

of

the

Barclays

Group,

could

result

in

the

Barclays

Group

or

certain

of

its
members

including

Barclays

Bank

PLC

being

required

to

enhance

their

capital

position,

limit

capital

distributions

or

position

additional

capital

in
specific

subsidiaries.

For

further

details

on

the

regulatory

supervision

of,

and

regulations

applicable

to,

the

Barclays

Bank

Group,

see

Supervision

and

regulation

on
pages

88

to

94.
vi)

The

impact

of

climate

change

on

the

Barclays

Bank

Group’s

business

The

risks

associated

with

climate

change

are

subject

to

rapidly

increasing

societal,

regulatory

and

political

focus,

both

in

the

UK

and

internationally.
Embedding

climate

risk

into

the

Barclays

Bank

Group’s

risk

framework

in

line

with

regulatory

expectations,

and

adapting

the

Barcl

ays

Bank

Group’s
operations

and

business

strategy

to

address

both

the

financial

risks

resulting

from:

(i)

the

physical

risk

of

climate

change;

and

(ii)

the

risk

from

the
transition

to

a

low

carbon

economy

,

could

have

a

significant

impact

on

the

Barclays

Ba

nk

Group’s

business.
Physical

risks

from

climate

change

arise

from

a

number

of

factors

and

relate

to

specific

weather

events

and

longer

-

term

shifts

in

the

climate.

The
nature

and

timing

of

extreme

weather

events

are

uncertain

but

they

are

increasing

in

frequency

and

their

impact

on

the

economy

is

predicted

to
be

more

acute

in

the

future.

The

potential

impact

on

the

economy

includes,

but

is

not

limited

to,

lower

GDP

growth,

higher

unemployment

and
significant

changes

in

asset

prices

and

profitability

of

industries.

Damage

to

the

properties

and

operations

of

borrowers

could

impair

asset

values
and

the

creditworthiness

of

customers

leading

to

increased

default

rates,

delinquencies,

write-

offs

and

impairment

charges

in

the

Barclays

Bank
Group’s

portfolios

.

In

addition,

the

Barclays

Bank

Group’s

premises

and

resilience

may

also

suffer

physical

damage

due

to

weather

events

leading
to

increased

costs

for

the

Barclays

Bank

Group.
As

the

economy

transitions

to

a

low

-

carbon

economy,

financial

institutions

such

as

the

Barclays

Bank

Group

may

face

significant

and

rapid
developments

in

stakeholder

expectations,

policy,

law

and

regulation

which

could

impact

the

lending

activities

the

Barclays

Bank

Group
undertakes,

as

well

as

the

risks

associated

with

its

lending

portfol

ios,

and

the

value

of

the

Barclays

Bank

Group’s

financial

assets.

As

sentiment
towards

climate

change

shifts

and

societal

preferences

change,

the

Barclays

Bank

Group

may

face

greater

scrutiny

of

the

type

of

business

it
conducts,

adverse

media

coverage

and

reputational

damage,

which

may

in

turn

impact

customer

demand

for

the

Barclays

Bank

Group's

products,
returns

on

certain

business

activities

and

the

value

of

certain

assets

and

trading

positions

resulting

in

impairment

charges.
In

addition,

the

impacts

of

physical

and

transition

climate

risks

can

lead

to

second

order

connected

risks,

which

have

the

potential

to

affect

the
Barclays

Bank

Group’s

retail

and

wholesale

portfolios.

The

impacts

of

climate

change

may

increase

losses

for

those

sectors

sensitive

to

the

effects
of

physical

and

transition

risks.

Any

subsequent

increase

in

defaults

and

rising

unemployment

could

create

recessionary

pressures,

which

may
lead

to

wider

deterioration

in

the

creditworthiness

of

the

Barclays

Bank

Group’s

clients,

higher

ECLs,

and

increased

charge

-

offs

and

defaults
among

retail

customers.
If

the

Barclays

Bank

Group

does

not

adequately

embed

risks

associated

with

climate

change

into

its

risk

framework

to

appropriately

measure,
manage

and

disclose

the

various

financial

and

operational

risks

it

faces

as

a

result

of

climate

change,

or

fails

to

adapt

its

strategy

and

business
model

to

the

changing

regulatory

requirements

and

market

expectations

on

a

timely

basis,

it

may

have

a

material

and

adverse

impact

on

the
Barclays

Bank

Gr

oup’s

level

of

business

growth,

competitiveness,

profitability,

capital

requirements,

cost

of

funding,

and

financial

condition.
For

further

details

on

the

Barclays

Bank

Group’s

approach

to

climate

change,

see

page

of

climate

change

risk

management.
vii)

Impact

of

benchmark

interest

rate

reforms

on

the

Barclays

Bank

Group
For

several

years,

global

regulators

and

central

banks

have

been

driving

international

efforts

to

reform

key

benchmark

interest

rates

and

indices,
such

as

the

London

Interbank

Offered

Rate

(“LIBOR”),

which

are

used

to

determine

the

amounts

payable

under

a

wide

range

of

transactions

and
make

them

more

reliable

and

robust.

This

has

resulted

in

significant

changes

to

the

methodology

and

operation

of

certain

benchmarks

and
indices,

the

adoptio

n

of

alternative

“risk-free”

reference

rates

and

the

proposed

discontinuation

of

certain

reference

rates

(including

LIBOR),

with
further

changes

anticipated.
Uncertainty

as

to

the

nature

of

such

potential

changes,

the

availability

and/or

suitability

of

alternative

“risk-free”

reference

rates

and

other

reforms
may

adversely

affect

a

broad

range

of

transactions

(including

any

securities,

loans

and

derivatives

which

use

LIBOR

to

determine

the

amount

of
interest

payable

that

are

included

in

the

Barclays

Bank

Gr

oup’s

financial

assets

and

liabilities)

that

use

these

reference

rates

and

indices

and
introduce

a

number

of

risks

for

the

Barclays

Bank

Group,

including,

but

not

limited

to:
◾

Conduct

risk:

in

undertaking

actions

to

transition

away

from

using

certain

reference

rates

(including

LIBOR),

the

Barclays

Bank

Group

faces
conduct

risks,

which

may

lead

to

customer

complaints,

regulatory

sanctions

or

reputational

impact

if

the

Barclays

Bank

Group

is

(

i)

considered
to

be

undertaking

market

activities

that

are

manipulative

or

create

a

false

or

misleading

impression,

(ii)

misusing

sensitive

information

or

not
identifying

or

appropriately

managing

or

mitigating

conflicts

of

interest,

(iii)

providing

custom

ers

with

inadequate

advice,

misleading
information,

unsuitable

products

or

unacceptable

service,

(iv)

not

taking

an

appropriate

or

consistent

response

to

remediation

activity

or
customer

complaints,

(v)

providing

regulators

with

inaccurate

regulatory

repor

ting

or

(vi)

colluding

or

inappropriately

sharing

information

with
competitors;
◾

Financial

risks:

the

valuation

of

certain

Barclays

Bank

Group’s

financial

assets

and

liabilities

may

change.

Moreover,

transitioning

to

alternative
“risk-free”

reference

rates

may

impact

the

ability

of

members

of

the

Barclays

Bank

Group

to

calculate

and

model

amounts

rece

ivable

by

them

on
certain

financial

assets

and

determine

the

amounts

payable

on

certain

financial

liabilities

(such

as

debt

securities

issued

by

them)

because
currently

alternative

“risk-free”

reference

rates

(such

as

the

Sterling

Overnight

Index

Average

(

SONIA)

and

the

Secured

Overnight

Financing

Rate
(SOFR))

are

look

-

back

rates

whereas

term

rates

(such

as

LIBOR)

allow

borrowers

to

calculate

at

the

start

of

any

interest

period

exactly

how
much

is

payable

at

the

end

of

such

interest

period.

This

may

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

cashflows;

Risk

review

Material

existing

and

emerging

risks

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

31
◾

Pricing

risk:

changes

to

existing

reference

rates

and

indices,

discontinuation

of

any

reference

rate

or

indices

and

transition

to

alternative

“risk-
free”

reference

rates

may

impact

the

pricing

mechanisms

used

by

the

Barclays

Bank

Group

on

certain

transactions;
◾

Operational

risk:

changes

to

existing

reference

rates

and

indices,

discontinuation

of

any

reference

rate

or

index

and

transition

to

alternative
“risk-free”

reference

rates

may

require

cha

nges

to

the

Barclays

Bank

Group’s

IT

systems,

trade

reporting

infrastructure,

operational

processes,
and

controls.

In

addition,

if

any

reference

rate

or

index

(such

as

LIBOR)

is

no

longer

available

to

calculate

amounts

payable,

the

Barclays

Bank
Group

may

incur

additional

expenses

in

amending

documentation

for

new

and

existing

transactions

and/or

effecting

the

transition

from

the
original

reference

rate

or

index

to

a

new

reference

rate

or

index;

and
◾

Accounting

risk:

an

inability

to

apply

hedge

accounting

in

accordance

with

IFRS

could

lead

to

increased

volatility

in

the

Barclays

Bank

Group’s
financial

results

and

performance.
Any

of

these

factors

may

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

conditi

on

and
prospects.
For

further

details

on

the

impacts

of

benchmark

interest

rate

reforms

on

the

Barclays

Bank

Group,

see

Note

13

.
Material

existing

and

emerging

risks

impacting

individual

principal

risks
i)

Credit

risk
Credit

risk

is

the

risk

of

loss

to

the

Barclays

Bank

Group

from

the

failure

of

clients,

customers

or

counterparties,

including

sovereigns,

to

fully
honour

their

obligations

to

members

of

the

Barclays

Bank

Group,

including

the

whole

and

timely

payment

of

pr

incipal,

interest,

collateral

and

other
receivables.
a)

Impairment
The

introduction

of

the

impairment

requirements

of

IFRS

9
Financial

Instruments
,

resulted

in

impairment

loss

allowances

that

are

recognised
earlier,

on

a

more

forward

-

looking

basis

and

on

a

broader

scope

of

financial

instruments,

and

may

continue

to

have,

a

material

impact

on

the
Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects.

Measurement

involves

complex

judgement

and

impairment

charges

could

b

e

volatile,

particularly

under

stressed

conditions.

Unsecured

products
with

longer

expected

lives,

such

as

credit

cards,

are

the

most

impacted.

Taking

into

account

the

transitional

regime,

the

capital

treatment

on

the
increased

reserves

has

the

potential

to

adversely

impact

the

Barclays

Bank

Group’s

regulatory

capital

ratios.
In

addition,

the

move

from

incurred

losses

to

ECLs

has

the

potential

to

impact

the

Barclays

Bank

Group’s

performance

under

stressed

economic
conditions

or

regulatory

stress

tests.

For

more

information,

refer

to

Note

1.

b)

Specific

sectors

and

concentrations
The

Barclays

Bank

Group

is

subject

to

risks

arising

from

changes

in

credit

quality

and

recovery

rate

s

of

loans

and

advances

due

from

borrowers
and

counterparties

in

any

specific

portfol

io.

Any

deterioration

in

credit

quality

could

lead

to

lower

recoverability

and

higher

impairment

in

a

specific
sector.

The

following

are

areas

of

uncertainties

to

the

Barclays

Bank

Group’s

portfolio

which

could

have

a

material

impact

on

performance:

◾

UK

retail,

hospitality

&

leisure.
Softening

demand,

rising

costs

and

a

structural

shift

to

online

shopping

is

fuelling

pressure

on

the

UK

High

Street
and

other

sectors

heavily

reliant

on

consumer

discretionary

spending.

As

these

sectors

continue

to

reposit

ion

themselves,

the

trend

represents

a
potential

risk

in

the

Barclays

Bank

Group’s

UK

corporate

portfolio

from

the

perspective

of

the

its

interactions

with

both

retailers

and

their
landlords.
◾

Consumer

affordability

has

remained

a

key

area

of

focus,

particularly

in

unsecured

lending.

Macroeconomic

factors,

such

as

rising
unemployment,

that

impact

a

customer’s

ability

to

service

unsecured

debt

payments

could

lead

to

increased

arrears

in

unsecured

products.
Barclays

Ba

nk

Group

is

exposed

to

the

adverse

credit

performance

of

unsecured

products,

particularly

in

the

US

through

its

US

Cards

business.
◾

UK

real

estate

market.
UK

property

represents

a

significant

portion

of

the

Barclays

Bank

Group’s

overall

corporate

credit

exp

osure.

In

2019,
property

price

growth

across

the

UK

has

slowed,

particularly

in

London

and

the

South

East

where

the

Barclays

Bank

Group’s

exposure

has

high
concentration.

The

Barclays

Bank

Group

is

at

risk

of

increased

impairment

from

a

material

fall

in

pr

operty

prices.

◾

Leverage

finance

underwriting.
The

Barclays

Bank

Group

takes

on

sub

-

investment

grade

underwriting

exposure,

including

single

name

risk,
particularly

in

the

US

and

Europe.

The

Barclays

Bank

Group

is

exposed

to

credit

events

and

market

volatility

during

the

underwriting

period.

Any
adverse

events

during

this

period

may

potentially

result

in

loss

for

the

Barclays

Bank

Group,

or

an

increased

capital

requirement

should

there

be
a

need

to

hold

the

exposure

for

an

extended

period.
◾

Italian

mortgage

portfolio.

The

Barclays

Bank

Group

is

exposed

to

a

decline

in

the

Italian

economic

environment

through

a

mortgage

portfolio
in

run

-

off

and

positions

to

wholesale

customers.

Growth

in

the

Italian

economy

remained

weak

in

2019

and

should

the

economy

deteriora

te
further,

there

could

be

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

results

including,

but

not

limited

to,

increased

credit

losses

and
higher

impairment

charges.
The

Barclays

Bank

Group

also

has

large

individual

exposures

to

single

name

count

erparties,

both

in

its

lending

activities

and

in

its

financial

services
and

trading

activities,

including

transactions

in

derivatives

and

transactions

with

brokers,

central

clearing

houses,

dealers,

other

banks,

mutual

and
hedge

funds

and

other

institutional

clients.

The

default

of

such

counterparties

could

have

a

significant

impact

on

the

carrying

value

of

these
assets.

In

addition,

where

such

counterparty

risk

has

been

mitigated

by

taking

collateral,

credit

risk

may

remain

high

if

the

collateral

held

cann

ot

be
realised,

or

has

to

be

liquidated

at

prices

which

are

insufficient

to

recover

the

full

amount

of

the

loan

or

derivative

exposure.

Any

such

defaults
could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

results

due

to,

for

example,

increas

ed

credit

losses

and

higher

impairment
charges.
For

further

details

on

the

Barclays

Bank

Group’s

approach

to

credit

risk,

see

credit

risk

management

on

pages

to

39

and

credit

risk

performance
on

pages

45

to

67.

Risk

review

Material

existing

and

emerging

risks

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

32
ii)

Market

risk
Market

risk

is

the

risk

of

loss

arising

from

potential

adverse

change

in

the

value

of

the

Barclays

Bank

Group’s

assets

and

liabilities

from

fluctuation
in

market

variables

including,

but

not

limited

to,

interest

rates,

foreign

exchange,

equity

prices,

commodity

prices,

credit

spread

s,

implied
volatilities

and

asset

correlations.

A

broadening

in

trade

tensions

between

the

US

and

its

major

trading

partners,

slowing

global

growth

and

political

concerns

in

the

US

and

Europe
(including

Brexit)

are

some

of

the

factors

that

could

heighten

market

risks

for

the

Barclays

Bank

Group’s

portfolios.

In

addition,

the

Barclays

Bank
Group’s

trading

business

is

generally

exposed

to

a

prolonged

period

of

elevated

asset

price

volatility,

particularly

if

it

negatively

affects

the

depth

of
marketplace

liquidity.

Such

a

scenario

could

impact

the

Barclays

Bank

Group’s

ability

to

execute

client

trades

and

may

also

result

in

lower

client
flow

-

driven

income

and/or

market

-

based

losses

on

its

existing

portfolio

of

market

risks.

These

can

include

having

to

absorb

higher

hedging

costs
from

rebalancing

risks

that

need

to

be

managed

dynamically

as

market

levels

and

their

associated

volatilities

change.
It

is

difficult

to

predict

changes

in

market

conditions,

and

such

changes

could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s
business,

results

of

operations,

financial

condition

and

prospects.

For

further

details

on

the

Barclays

Bank

Group’s

approach

to

market

risk,

see

market

risk

management

on

page

39

and

market

risk

performance
on

pages

68

to

70.
iii)

Treasury

and

capital

risk
There

are

three

primary

types

of

treasury

and

capital

risk

faced

by

the

Barclays

Bank

Group:
a)

Liquidity

risk

Liquidity

risk

is

the

risk

that

the

Barclays

Bank

Group

is

unable

to

meet

its

contractual

or

contingent

obligations

or

that

it

does

not

have

the
appropriate

amount,

tenor

and

composition

of

funding

and

liquidity

to

support

its

assets.

This

could

cause

the

Barclays

Bank

Group

to

fail

to

meet
regulatory

liquidity

standards

or

be

unable

to

support

day

-

to-

day

banking

activities.

Key

liquidity

risks

that

the

Barclays

Bank

Group

faces

include:
◾

The

stability

of

the

Barclays

Bank

Group’s

current

funding

profile:

In

particular,

that

part

which

is

based

on

accounts

and

deposits

payable

on
demand

or

at

short

notice,

could

be

affected

by

the

Barclays

Bank

Group

failing

to

preserve

the

current

level

of

customer

and

investor
confidence.

The

Barclays

Bank

Group

also

regularly

accesses

the

money

and

capital

markets

to

provide

short

-

term

and

long

-

term

funding

to
support

its

operations.

Several

factors,

including

adverse

macroeconomic

conditions,

adverse

outcomes

in

conduct

and

legal,

competition

and
regulatory

matters

and

loss

of

confidence

by

investors,

counterparties

and/or

customers

in

the

Barclays

Bank

Group,

can

affect

the

ability

of

the
Barclays

Bank

Group

to

access

the

capital

markets

and/or

the

cost

and

other

terms

upon

which

the

Barclays

Bank

Group

is

able

to

obtain

market
funding .
◾

Credit

rating

changes

and

the

impact

on

funding

costs
:

Rating

agencies

regularly

review

credit

ratings

given

to

Barclays

Bank

PLC

and

certain
members

of

the

Barclays

Bank

Group.

Credit

ratings

are

based

on

a

number

of

factors,

including

some

which

are

not

within

the

Barclays

Bank
Group’s

control

(such

as

political

and

regulatory

developments,

changes

in

rating

methodologies,

macro

-

economic

conditions

and

the

sovereign
credi

t

rating

s

of

the

countries

in

which

the

Barclays

Bank

Group

operates

).
Whilst

the

impact

of

a

credit

rating

change

will

depend

on

a

number

of

factors

(including

the

type

of

issuance

and

prevailing

market

conditions),
any

reductions

in

a

credit

rating

(in

p

articular,

any

downgrade

below

investment

grade)

may

affect

the

Barclays

Bank

Group’s

access

to

the
money

or

capital

markets

and/or

terms

on

which

the

Barclays

Bank

Group

is

able

to

obtain

market

funding,

increase

costs

of

funding

and

credit
spreads,

reduc

e

the

size

of

the

Barclays

Bank

Group’s

deposit

base,

trigger

additional

collateral

or

other

requirements

in

derivative

contracts

and
other

secured

funding

arrangements

or

limit

the

range

of

counterparties

who

are

willing

to

enter

into

transactions

with

the

Barclays

Bank

Group.
Any

of

these

factors

could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and
prospects.

b)

Capital

risk

Capital

risk

is

the

risk

that

the

Barclays

Bank

Group

has

an

insufficient

level

or

composition

of

capital

to

support

its

normal

business

activities

and
to

meet

its

regulatory

capital

requirements

under

normal

operating

environments

or

stressed

conditions

(both

actual

and

as

defined

for

internal
planning

or

regulator

y

stress

testing

purposes).

This

includes

the

risk

from

the

Barclays

Bank

Group’s

pension

plans.

Key

capital

risks

that

the
Barclays

Bank

Group

faces

include:
◾

Failure

to

meet

prudential

capital

requirements
:

This

could

lead

to

the

Barclays

Bank

Group

being

unable

to

support

some

or

all

of

its

business
activities,

a

failure

to

pass

regulatory

stress

tests,

increased

cost

of

funding

due

to

deterioration

in

investor

appetite

or

credit

ratings,

restrictions
on

distributions

including

the

ability

to

meet

dividend

targets,

and/or

the

need

to

take

additional

measures

to

strengthen

the

Barclays

Bank
Group's

capital

or

leverage

position.
◾

Adverse

changes

in

FX

rates

impacting

capital

ratios
:

The

Barclays

Bank

Group

has

capital

resources,

risk

weighted

assets

and

leverage
exposures

denominated

in

foreign

currencies.

Changes

in

foreign

currency

exchange

rates

may

adversely

impact

the

Sterling

equivalent

value

of
these

items.

As

a

result,

the

Barclays

Bank

Group’s

regulatory

capital

ratios

are

sensitive

to

foreign

currency

movements.

Failure

to

appropriately
manage

the

Barclays

Bank

Group’s

balance

sheet

to

take

account

of

foreign

currency

movements

could

result

in

an

adverse

impact

on

the
Barclays

Bank

Group’s

regulatory

capital

and

leverage

ratios.

◾

Adverse

movements

in

the

pension

fund
:
Adverse

movements

in

pension

assets

and

liabilities

for

defined

benefit

pension

schemes

could
  result
in

deficits

on

a

funding

and/or

accounting

basis.

This

could

lead

to

the

Barclays

Bank

Group

making

substantial

additional

contributions

to

its
pension

plans

and/or

a

deterioration

in

its

capital

position.

Under

IAS

19,

the

liabilities

discount

rate

is

derived

from

the

yields

of

high

quality
corporate

bonds.

Therefore,

the

valuation

of

the

Barclays

Bank

Group’s

defined

benefits

schemes

would

be

adversely

affected

by

a

prolonged

fall
in

the

discount

rate

due

to

a

persistent

low

interest

rate

and/or

credit

spread

environment.

Inflation

is

another

significant

risk

driver

to

the
pension

fund

as

the

liabilities

are

ad

versely

impacted

by

an

increase

in

long

-

term

inflation

expectations.

Risk

review

Material

existing

and

emerging

risks

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

33
c)

Interest

rate

risk

in

the

banking

book

Interest

rate

risk

in

the

banking

book

is

the

risk

that

the

Barclays

Bank

Group

is

exposed

to

capital

or

income

volatility

because

of

a

mismatch
between

the

interest

rate

exposures

of

its

(non

-

traded)

assets

and

liabilities.

The

Barclays

Bank

Group’s

hedge

programmes

for

interest

rate

risk

in
the

banking

book

rely

on

behavioural

assumptions

and,

as

a

result,

the

success

of

the

hedging

strategy

can

not

be

guaranteed.

A

potential
mismatch

in

the

balance

or

duration

of

the

hedge

assumptions

could

lead

to

earnings

deterioration.

A

decline

in

interest

rates

in

G3

currencies
may

also

compress

net

interest

margin

on

retail

portfolios.

In

addition,

the

Barc

lays

Bank

Group’s

liquidity

pool

is

exposed

to

potential

capital
and/or

income

volatility

due

to

movements

in

market

rates

and

prices.

For

further

details

on

the

Barclays

Bank

Group’s

approach

to

treasury

and

capital

risk,

see

treasury

and

capital

risk

management

on

pages

to

41
and

treasury

and

capital

risk

performance

on

pages

71

to

83.
iv)

Operational

risk
Operational

risk

is

the

risk

of

loss

to

the

Barclays

Bank

Group

from

inadequate

or

failed

processes

or

systems,

human

factors

or

due

to

external
events

where

the

root

cause

is

not

due

to

credit

or

market

risks.

Examples

include:

a)

Operational

resilience
The

loss

of

or

disruption

to

business

processing

is

a

material

inherent

risk

within

the

Barclays

Bank

Group

and

across

the

financial

services
industry,

whether

arising

through

impacts

on

the

Barclays

Bank

Group’s

technology

systems

or

availability

of

perso

nnel

or

services

supplied

by
third

parties.

Failure

to

build

resilience

and

recovery

capabilities

into

business

processes

or

into

the

services

of

technology,

real

estate

or

suppliers
on

which

the

Barclays

Bank

Group’s

business

processes

depend,

may

result

in

significant

customer

detriment,

costs

to

reimburse

losses

incurred
by

the

Barclays

Bank

Group’s

customers,

and

reputational

damage.
b)

Cyber

threats

The

frequency

of

cyber

-

attacks

continues

to

grow

and

is

a

global

threat

that

is

inheren

t

across

all

industries.

The

financial

sector

remains

a

primary
target

for

cyber

criminals,

hostile

nation

states,

opportunists

and

hacktivists

and

there

is

an

increasing

level

of

sophistication

in

criminal

hacking
for

the

purpose

of

stealing

money,

stealing,

destroying

or

manipulating

data

(including

customer

data)

and/or

disrupting

operations,

where
multiple

threats

exist

including

threats

arising

from

malicious

emails,

distributed

denial

of

service

(DDoS)

attacks,

payment

system

compromises,
insider

attackers,

supply

chain

and

vulnerability

exploitation.

Cyber

events

have

a

compounding

impact

on

services

and

customers,

e.g.

data
breaches

in

social

networking

sites,

retail

companies

and

payments

networks.

Any

failure

in

the

Barclays

Bank

Group’s

cyber

-

security

policies,

procedures

or

controls

and/or

its

IT

systems,

may

result

in

significant

financial
losses,

major

business

disruption,

inability

to

deliver

customer

services,

or

loss

of

data

or

other

sensitive

information

(including

as

a

result

of

an
outage)

and

may

cause

associated

reputational

damage.

Any

of

these

factors

could

increase

costs

(including,

but

not

limited

to,

costs

relating

to
notification

of,

or

compensation

for

customers)

or

may

affect

the

Barclays

Bank

Group’s

ability

to

retain

an

d

attract

customers.

Regulators

in

the
UK,

US

and

Europe

continue

to

recognise

cyber

-

security

as

an

increasing

systemic

risk

to

the

financial

sector

and

have

highlighted

the

need

for
financial

institutions

to

improve

their

monitoring

and

control

of,

and

re

silience

(particularly

of

critical

services)

to

cyber

-

attacks,

and

to

provide
timely

notification

of

them,

as

appropriate.

Given

the

Barclays

Bank

Group’s

reliance

on

technology,

a

cyber

-

attack

could

have

a

material

adverse
effect

on

its

business,

results

of

operations,

financial

condition

and

prospects.
For

further

details

on

the

Barclays

Bank

Group’s

approach

to

cyber

threats,

see

operational

risk

performance

on

pages

84

to

86.
c)

New

and

emergent

technology
Technological

advancements

present

opportunities

to

develop

new

and

innovative

ways

of

doing

business

across

the

Barclays

Bank

Group,

with
new

solutions

being

developed

both

in-

house

and

in

association

with

third

-

party

companies.

Introducing

new

forms

of

technology,

however,

also
has

the

potential

to

increase

inherent

risk.

Failure

to

evaluate,

actively

manage

and

closely

monitor

risk

exposure

during

all

phases

of

business
development

could

introduce

new

vulnerabilities

and

security

flaws

and

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,
results

of

operations,

financial

condition

and

prospects

.
d)

External

fraud

T

he

level

and

nature

of

fraud

threats

continues

to

evolve,

particularly

with

the

increasing

use

of

digital

products

and

the

greater

functionality
available

online.

Criminals

continue

to

adapt

their

techniques

and

are

increasingly

focused

on

targeting

customers

and

clients

through

ever

more
sophisticated

methods

of

social

engineering.

External

data

breaches

also

provide

criminal

s

with

the

opportunity

to

exploit

the

growing

levels

of
compromised

data.

These

fraud

threats

could

lead

to

customer

detriment,

loss

of

business,

missed

business

opportunity

and

reputational

damage,
all

of

which

could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects.
e)

Data

management

and

information

protection

The

Barclays

Bank

Group

holds

and

processes

large

volumes

of

data,

including

personally

identifiable

information,

intellectual

property,

and
financial

data.

The

General

Data

Protection

Regulation

(GDPR)

has

strengthened

the

data

protection

rights

of

customers

and

increased

the
accountability

of

the

Barclays

Bank

Group

in

its

management

of

such

data.

Failure

to

accurat

ely

collect

and

maintain

this

data,

protect

it

from
breaches

of

confidentiality

and

interference

with

its

availability

exposes

the

Barclays

Bank

Group

to

the

risk

of

loss

or

unavailability

of

data
(including

customer

data

discussed

under

“vi)

Conduct

risk,

c)

Data

protection

and

privacy”

below)

or

data

integrity

issues.

Any

of

these

failures
could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects.

f)

Algorithmic

trading
In

some

areas

of

the

investment

banking

business,

trading

algorithms

are

used

to

price

and

risk

manage

client

and

principal

transactions.

An
algorithmic

error

could

result

in

erroneous

or

duplicated

transactions,

a

system

outage,

or

impact

the

Barclays

Bank

Group’s

pric

ing

abilities,

which
could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects

and

reputation.

g)

Processing

error

As

a

large,

complex

financial

institution,

the

Barclays

Bank

Group

faces

the

risk

of

material

errors

in

existing

operational

processes,

or

from

new
processes

as

a

result

of

on

-

going

change

activity,

including

payments

and

client

transactions.

Material

operational

or

payment

errors

could
disadvantage

the

Barclays

Bank

Grou

p’s

customers,

clients

or

counterparties

and

could

have

a

material

adverse

effect

on

the

Barclays

Bank

Risk

review

Material

existing

and

emerging

risks

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

34
Group’s

business,

results

of

operations,

financial

condition

and

prospects

.
h)

Supplier

exposure

The

Barclays

Bank

Group

depends

on

suppliers,

including

Barclays

Execution

Services

Limited,

for

the

provision

of

many

of

its

services

and

the
development

of

technology.

Whilst

the

Barclays

Bank

Group

depends

on

suppliers,

it

remains

fully

accountable

for

any

risk

arising

from

the

actions
of

suppliers.

The

dependency

on

suppliers

and

sub

-

contracting

of

outsourced

services

introduces

concentration

risk

where

the

failure

of

specific
suppliers

could

have

an

impact

on

the

Barclays

Bank

Group’s

ability

to

contin

ue

to

provide

material

services

to

its

customers.

Failure

to

adequately
manage

supplier

risk

could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and
prospects.
i)

Critical

accounting

estimates

and

judgements
The

preparation

of

financial

statements

in

accordance

with

IFRS

requires

the

use

of

estimates.

It

also

requires

management

to

exercise

judgement
in

applying

relevant

accounting

policies.

The

key

areas

involving

a

higher

degree

of

judgement

or

complexity,

or

areas

where

assumptions

are
significant

to

the

consolidated

and

individual

financial

statements,

include

credit

impairment

charges

for

amortised

cost

assets,

taxes,

fair

value

of
financial

instruments,

pensions

and

post-

retirement

benefits,

and

provisions

including

conduct

and

legal,

competition

and

regulatory

matters.
There

is

a

risk

that

if

the

judgement

exercised,

or

the

estimates

or

assumptions

used,

subsequently

turn

out

to

be

incorrect,

this

could

result

in
material

losses

to

the

Bar

clays

Bank

Group,

beyond

what

was

anticipated

or

provided

for.

Further

development

of

standards

and

interpretations
under

IFRS

could

also

materially

impact

the

financial

results,

condition

and

prospects

of

the

Barclays

Bank

Group.

For

further

details

on

the
accounting

estimates

and

policies,

see

the

Notes

to

the

audited

financial

statements

on

pages

105

to

196.

j)

Tax

risk
The

Barclays

Bank

Group

is

required

to

comply

with

the

domestic

and

international

tax

laws

and

practice

of

all

countries

in

which

it

has

business
operations.

There

is

a

risk

that

the

Barclays

Bank

Group

could

suffer

losses

due

to

additional

tax

charges,

other

financial

costs

or

reputational
damage

as

a

result

of

failing

to

comply

with

such

laws

and

practice,

or

by

failing

to

manage

its

tax

affairs

in

an

appropriate

manner,

with

much

of
this

risk

attributable

to

the

international

structure

of

the

Barclays

Bank

Group.

In

addition,

increasing

reporting

and

disclosure

requirements

around
the

world

and

the

digitisation

of

the

administration

of

tax

has

potential

to

increase

the

Barclays

Bank

Group’s

tax

compliance

obligations

further.
k)

Ability

to

hire

and

retain

appropriately

qualified

employees
As

a

regulated

financial

institution,

the

Barclays

Bank

Group

requires

diversified

and

specialist

skilled

colleagues.

The

Barclays

Bank

Group’s

ability
to

attract,

develop

and

retain

a

diverse

mix

of

talent

is

key

to

the

delivery

of

its

core

business

activity

and

strategy.

This

is

impacted

by

a

range

of
external

and

internal

factors,

such

as

the

UK’s

decision

to

leave

the

EU

and

the

enhanced

individual

accountability

applicable

to

the

banking
industry.

Failure

to

attract

or

prevent

the

departure

of

appropriately

qualified

and

skilled

employees

could

have

a

material

adverse

effect

on

the
Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects

.

Additionally,

this

may

result

in

disruption

to

service

which
could

in

turn

lead

to

disenfranchising

certain

customer

groups,

customer

detriment

and

reputational

damage.
For

further

details

on

the

Barclays

Bank

Group’s

approach

to

operational

risk,

see

operational

risk

management

on

pages

to

42

and

operational
risk

performance

on

pages

84

to

86

.
v)

Model

risk
Model

risk

is

the

risk

of

potential

adverse

consequences

from

financial

assessments

or

decisions

based

on

incorrect

or

misused

model

outputs

and
reports.

The

Barclays

Bank

Group

relies

on

models

to

support

a

broad

range

of

business

and

risk

management

activities,

including

informing
business

decisions

and

strategies,

measuring

and

limiting

risk,

valuing

exposures

(including

the

calculation

of

impairment),

conducting

stress
testing,

assessing

capital

adequacy,

supporting

new

business

acceptance

and

risk

and

reward

evaluation,

managing

client

assets,

and

meeting
reporting

requirements.

Models

are,

by

their

nature,

imperfect

and

incomplete

representations

of

reality

because

they

rely

on

assumptions

and
inputs,

and

so

they

may

be

subject

to

errors

affecting

the

accuracy

of

their

outputs.

For

instance,

the

quality

of

the

data

used

in

models

across

the
Barclays

Bank

Group

has

a

material

impact

on

the

accuracy

and

completeness

of

its

risk

and

financial

metrics.

Models

may

also

be

misused.

Mod

el
errors

or

misuse

may

result

in

(among

other

things)

the

Barclays

Bank

Group

making

inappropriate

business

decisions

and/or

inaccuracies

or
errors

being

identified

in

the

Barclays

Bank

Group’s

risk

management

and

regulatory

reporting

processes.

This

coul

d

result

in

significant

financial
loss,

imposition

of

additional

capital

requirements,

enhanced

regulatory

supervision

and

reputational

damage,

all

of

which

could

have

a

material
adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects.

For

further

details

on

the

Barclays

B

ank

Group’s

approach

to

model

risk,

see

model

risk

management

on

page

and

model

risk

performance

on
pages   87.
vi)

Conduct

risk
Conduct

risk

is

the

risk

of

detriment

to

customers,

clients,

market

integrity,

effective

competition

or

the

Barclays

Bank

Group

from

the
inappropriate

supply

of

financial

services,

including

instances

of

wilful

or

negligent

misconduct.

This

risk

could

manifest

itself

in

a

variety

of

ways:
a)

Employee

misconduct
The

Barclays

Bank

Group’s

businesses

are

exposed

to

risk

from

potential

non

-

compliance

with

its

policies

and

instances

of

wilful

and

negligent
misconduct

by

employees,

all

of

which

could

result

in

enforcement

action

or

r

eputational

harm.

It

is

n

ot

always

possible

to

deter

employee
misconduct,

and

the

precautions

we

take

to

prevent

and

detect

this

activity

may

not

always

be

effective.

Employee

misconduct

could

have

a
material

adverse

effect

on

the

Barclays

Bank

Group’s

customers,

clients,

market

integrity

as

well

as

reputation,

financial

condition

and

prospects.

b)

Product

governance

and

life

cycle
The

ongoing

review,

management

and

governance

of

new

and

amended

products

has

come

under

increasing

regulatory

focus

(for

example,

the
recast

of

the

Markets

in

Financial

Instruments

Directive

and

guidance

in

relation

to

the

adoption

o

f

the

EU

Benchmarks

Regulation)

and

the
Barclays

Bank

Group

expects

this

to

continue.

The

following

could

lead

to

poor

customer

outcomes:

(i)

ineffective

product

governance,

including
design,

approval

and

review

of

products,

and

(ii)

inappropriate

controls

over

internal

and

third

party

sales

channels

and

post

sales

services,

such

as
complaints

handling,

collections

and

recoveri

es.

The

Barclays

Bank

Group

is

at

risk

of

financial

loss

and

reputational

damage

as

a

result.

Risk

review

Material

existing

and

emerging

risks

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

35
c)

Financial

crime
The

Barclays

Bank

Group

may

be

adversely

affected

if

it

fails

to

effectively

mitigate

the

risk

that

third

parties

or

its

employees

facilitate,

or

that

its
products

and

services

are

used

to

facilitate,

financial

crime

(money

laundering,

terrorist

financing

and

proliferation

financing,

breaches

of
economic

and

financial

sanctions,

bribery

and

corruption,

and

the

facilitation

of

tax

evasion).

UK

and

US

regulations

cov

ering

financial

institutions
continue

to

focus

on

combating

financial

crime.

Failure

to

comply

may

lead

to

enforcement

action

by

the

B

arclays

Bank

Group’s

regulators,
including

severe

penalties,

which

may

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,

financial

condition

and

prospects.

d)

Data

protection

and

privacy
Proper

handling

of

personal

data

is

critical

to

sustaining

long

-

term

relationships

with

our

customers

and

clients

and

complying

with

privacy

laws
and

regulations.

Failure

to

protect

personal

data

can

lead

to

potential

detriment

to

our

customers

and

clients,

reputational

damage,

enforcement
action

and

financial

loss,

which

may

be

substantial

(see

“iv)

Operational

risk,

(e)

Data

management

and

information

protection”

above).

e)

Regulatory

focus

on

culture

and

accountability
Regulators

around

the

world

continue

to

emphasise

the

importance

of

culture

and

personal

accountability

and

enforce

the

adoption

of

adequate
internal

reporting

and

whistleblowing

procedures

to

help

to

promote

appropriate

conduct

and

driv

e

positive

outcomes

for

customers,

colleagues,
clients

and

markets.

The

requirements

and

expectations

of

the

UK

Senior

Managers

Regime,

Certification

Regime

and

Conduct

Rules

have

driven
additional

accountabilities

for

individuals

across

the

Barclays

Bank

Group

with

an

increased

focus

on

governance

and

rigour.

Failure

to

meet

these
requirements

and

expectations

may

lead

to

regulatory

sanctions,

both

for

the

individuals

and

the

Barclays

Bank

Group.

For

further

details

on

the

Barclays

Bank

Group’s

approach

to

conduct

risk,

see

conduct

risk

management

on

page

and

conduct

risk
performance

on

page

87

.
vii)

Reputation

risk
Reputation

risk

is

the

risk

that

an

action,

transaction,

investment,

event,

decision

or

business

relationship

will

reduce

trust

in

the

Barclays

Bank
Group’s

integrity

and

competence.
Any

material

lapse

in

standards

of

integrity,

compliance,

customer

service

or

operating

efficiency

may

represent

a

potential

reputation

risk.
Stakeholder

expe

ctations

constantly

evolve,

and

so

reputation

risk

is

dynamic

and

varies

between

geographical

regions,

groups

and

individuals.

A
risk

arising

in

one

business

area

can

have

an

adverse

effect

upon

the

Barclays

Bank

Group’s

overall

reputation

and

any

one

tran

saction,

investment
or

event

(in

the

perception

of

key

stakeholders)

can

reduce

trust

in

the

Barclays

Bank

Group’s

integrity

and

competence.

The

Barclays

Bank
Group’s

association

with

sensitive

topics

and

sectors

has

been,

and

in

some

instances

continues

to

be,

an

area

of

concern

for

stakeholders,
including

(i)

the

financing

of,

and

investments

in,

businesses

which

operate

in

sectors

that

are

sensitive

because

of

their

relative

carbon

intensity

or
local

environmental

impact;

(ii)

potential

association

with

human

rights

violations

(including

combating

modern

slavery)

in

the

Barclays

Bank
Group’s

operations

or

supply

chain

and

by

clients

and

customers;

and

(iii)

the

financing

of

businesses

which

manufacture

and

export

military

and
riot

control

goods

and

services.
Reputation

risk

could

also

arise

from

negative

public

opinion

about

the

actual,

or

perceived,

manner

in

which

the

Barclays

Bank

Group

conducts

its
business

activities,

or

the

Barclays

Bank

Group’s

financial

performance,

as

well

as

actual

or

perceived

practices

in

banking

and

the

financial
services

industry

generally.

Modern

technologies,

in

particular

online

social

media

channels

and

other

broadcast

tools

that

facilitate
communication

with

large

au

diences

in

short

time

frames

and

with

minimal

costs,

may

significantly

enhance

and

accelerate

the

distribution

and
effect

of

damaging

information

and

allegations.

Negative

public

opinion

may

adversely

affect

the

Barclays

Bank

Group’s

ability

to

retain

and

attract
customers,

in

particular,

corporate

and

retail

depositors,

and

to

retain

and

motivate

staff,

and

could

have

a

material

adverse

effect

on

the

Barclays
Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects.
In

addition

to

the

above,

reputation

risk

has

the

potential

to

arise

from

operational

issues

or

conduct

matters

which

cause

detriment

to

customers,
clients,

market

integrity,

effective

competition

or

the

Barclays

Bank

Group

(see

“iv)

Operational

risk”

above).

For

furthe

r

details

on

the

Barclays

Bank

Group’s

approach

to

reputation

risk,

see

reputation

risk

management

on

page

and

reputation

risk
performance

on

page

87

.

Risk

review

Material

existing

and

emerging

risks

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

36
viii)

Legal

risk

and

legal,

competition

and

regulatory

matters
The

Barclays

Bank

Group

conducts

activities

in

a

highly

regulated

market

which

exposes

it

to

legal

risk

arising

from

(i)

the

multitude

of

laws

and
regulations

that

apply

to

the

businesses

it

operates,

which

are

highly

dynamic,

may

vary

between

jurisdictions,

and

are

often

unclear

in

their
application

to

particular

circumstances

especially

in

new

and

emerging

areas;

and

(ii)

the

diversified

and

evolving

nature

of

the

Barclays

Bank
Group’s

businesses

and

business

practices.

In

each

case,

this

exposes

the

Barclays

Bank

Group

to

the

risk

of

loss

or

the

imposition

of

penalties,
damages

or

fines

from

the

failure

of

members

of

the

Barclays

Bank

Group

to

meet

their

respective

legal

obligations,

including

legal

or

contractual
requirements.

Legal

risk

may

arise

in

relation

to

a

number

of

the

risk

factors

identified

above,

including

(without

limitation)

as

a

result

of

(i)

the
UK’s

withdrawal

from

the

EU,

(ii)

benchmark

reform,

(iii)

the

regulatory

change

agenda,

and

(iv)

rapidly

evolving

rules

and

regulations

in

relation

to
data

protection,

privacy

and

cyber

-

security.
A

breach

of

applicable

legislation

and/or

regulations

by

the

Barclays

Bank

Group

or

its

employees

could

result

in

criminal

prosecution,

regulatory
censure,

potentially

significant

fines

and

other

sanctions

in

the

jurisdictions

in

which

the

Barclays

Bank

Group

operates.

Where

clients,

customers
or

other

third

parties

are

harmed

by

the

Barclays

Bank

Group’s

conduct,

this

may

also

give

rise

to

civil

legal

proceedings,

including

class

actions.
Other

legal

disputes

may

also

arise

between

the

Barclays

Bank

Group

and

third

parties

relating

to

matters

such

as

breaches

or

enforcement

of

legal
rights

or

obligations

arising

under

contracts,

statutes

or

common

law.

Adverse

findings

in

any

such

matters

may

result

in

the

Barclays

Bank

Group
being

liable

to

third

pa

rties

or

may

result

in

the

Barclays

Bank

Group’s

rights

not

being

enforced

as

intended.
Details

of

legal,

competition

and

regulatory

matters

to

which

the

Barclays

Bank

Group

is

currently

exposed

are

set

out

in

Note

25.

In

addition

to
matters

specifically

d

escribed

in

Note

25,

the

Barclays

Bank

Group

is

engaged

in

various

other

legal

proceedings

which

arise

in

the

ordinary

course
of

business.

The

Barclays

Bank

Group

is

also

subject

to

requests

for

information,

investigations

and

other

reviews

by

regulators,

governmental

and
other

public

bodies

in

connection

with

business

activities

in

which

the

Barclays

Bank

Group

is,

or

has

been,

engaged.
The

outcome

of

legal,

competition

and

regulatory

matters,

both

those

to

which

the

Barclays

Bank

Group

is

currently

exposed

and

any

others
which

may

arise

in

the

future,

is

difficult

to

predict.

In

connection

with

such

matters,

the

Barclays

Bank

Group

may

incur

significant

expense,
regardless

of

the

ultimate

outcome,

and

any

such

matters

could

expose

the

Barclays

Bank

Group

to

any

of

the

following

outcomes:

substantial
monetary

damages,

settlements

and/or

fines;

remediation

of

affected

customers

and

clients;

other

penal

ties

and

injunctive

relief;

additional
litigation;

criminal

prosecution;

the

loss

of

any

existing

agreed

protection

from

prosecution;

regulatory

restrictions

on

the

Barclays

Bank

Group’s
business

operations

including

the

withdrawal

of

authorisations;

incre

ased

regulatory

compliance

requirements

or

changes

to

laws

or

regulations;
suspension

of

operations;

public

reprimands;

loss

of

significant

assets

or

business;

a

negative

effect

on

the

Barclays

Bank

Group’s

reputation;

loss
of

confidence

by

investors,

coun

terparties,

clients

and/or

customers;

risk

of

credit

rating

agency

downgrades;

potential

negative

impact

on

the
availability

and/or

cost

of

funding

and

liquidity;

and/or

dismissal

or

resignation

of

key

individuals.

In

light

of

the

uncertainties

involved

in

legal,
competition

and

regulatory

matters,

there

can

be

no

assurance

that

the

outcome

of

a

particular

matter

or

matters

will

not

have

a

material

adverse
effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects.

Risk

review
Climate

change

risk

management

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Climate

Change

Risk

Management

Overview
The

Barclays

Group

has

a

longstanding

commitment

to

Environmental

Risk

Management

(ERM)

and

its

approach,

aided

by

regulatory

initiatives,
has

continued

to

evolve,

incorporating

climate

change

in

recent

years

as

the

understanding

of

associated

risks

has

grown.

In

2018,

a

dedicated
Sustainability

team

was

created

to

consider

how

the

Barclays

Group

approaches

wider

sustainability

and

ESG

matters,

working

closely

with

the
ERM

function.
In

2019,

the

Barclays

Group

pub

lished

an

Energy

&

Climate

Change

Statement
(
https://home.barclays/statements/barclays

-energy

-and-climate-
change-statement )
which

articulates

our

focus

on

three

areas:

financing

growth

of

renewables

and

businesses

addressing

environmental

challenges;
taking

a

responsible

approach

to

financing

energy

sources

with

a

greater

carbon

intensity;

and

reducing

our

own

carbon

footprint.

It

is

supported
by

an

internal

standard

containing

guidelines

for

restricting

or

supporting

financing

activities

in

carbon

-

intensive

energy

sectors,

as

well

as
enhanced

due

diligence

requirements

for

environmentally

or

socially

sensitive

sectors.
For

more

detail

on

how

climate

change

risks

arise

and

their

impact

on

the

Barclays

Bank

Group,

refer

to

material

existing

and

emerging

risks

on
page

28.
Organisation

and

Structure
The

matters

and

risks

associated

with

climate

change

are

managed

at

a

Barclays

Group

level,

with

additional

input

and

oversight

provided

by

the
Barclays

Bank

Group

CRO

for

matters

pertaining

to

the

Barclays

Bank

Grou

p

.
On

behalf

of

the

Barclays

PLC

Board,

the

Barclays

PLC

BRC

reviews

and

approves

the

Barclays

Group’s

approach

to

managing

the

financial

and
operational

risks

associated

with

climate

change.

Broadly,

climate

change

matters

are

co

-

ordinated

by

the

Sustainability

team,

including

reputation

risks

linked

to

the

Barclays

Group’s

financial

and
societal

impact.

In

2019,

reputation

risk

became

the

responsibility

of

the

Barclays

PLC

Board,

where

the

most

material

issues

facing

the

Barclays
Group

are

escalated

to

and

directly

handled

by

the

Barclays

PLC

Board.

Risk

management

–

Policy

In

2019,

the

Barclays

Group

published

a

‘Climate

Change

Financial

Risk

and

Operational

Risk

Policy’.

This

introduced

climate

change

as

an
overarching

risk

impacting

certain

principal

risks:

credit

risk,

market

risk,

treasury

&

capital

risk

and

operational

risk.

The

policy

is

jointly

owned

by
the

relevant

Principal

Risk

Leads

with

oversight

by

the

Barclays

PLC

BRC,

and

applies

across

the

Barclays

Group

including

within

the

Bar

clays

Bank
Group

.
Each

relevant

Principal

Risk

Lead

has

developed

a

methodology

and

implementation

plan

for

quantifying

climate

change

risk.

Risk

review
Principal

r

isk

management

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Credit

risk

management

(audited)

The

risk

of

loss

to

the

Barclays

Bank

Group

from

the

failure

of

clients,

customers

or

counterparties,

including

sovereigns,

to

fully

hono

ur

their
obligations

to

the

Barclays

Bank

Group

,

including

the

whole

and

timely

payment

of

principal,

intere

st,

collateral

and

other

receivables.

Overview
The

credit

risk

that

the

Barclays

Bank

Gro

up

faces

arises

from

wholesale

and

retail

loans

and

advances

together

with

the

counterparty

credit

risk
arising

from

derivative

contracts

with

clients;

trading

activities,

including:

debt

securities,

settlement

balances

with

market

counterparties,

FVOCI
assets

and

reverse

repurchase

loans.

Credit

risk

management

objectives

are

to:
◾

maintain

a

framework

of

controls

to

oversee

credit

risk;
◾

identify,

assess

and

measure

credit

risk

clearly

and

accurately

across

the

Barclays

Bank

Group

and

within

each

separate

business,

from

the

level
of

individual

facilities

up

to

the

total

portfolio;
◾

control

and

plan

credit

risk

taking

in

line

with

external

stakeholder

expectations

and

avoiding

undesirable

concentrations;

and
◾

monitor

credit

risk

and

adherence

to

agreed

control

s.
Organisation,

roles

and

responsibilities
The

first

line

of

defence

has

primary

responsibility

for

managing

credit

risk

within

the

risk

appetite

and

limits

set

by

the

Risk

function,

supported

by
a

defined

set

of

policies,

standards

and

controls.

In

the

Barclays

Bank

Group

,

business

risk

committees

(attended

by

the

first

line)

monitor

and
review

the

credit

risk

profile

of

each

business

unit

where

the

most

material

issues

are

escalated

to

the

Retail

Credit

Risk

Management

Committee,
Wholesale

Credit

Risk

M

anagement

Committee

and

the

Barclays

Group

Risk

Committee.
Wholesale

and

retail

portfolios

are

managed

separately

to

reflect

the

differing

nature

of

the

assets;

wholesale

balances

tend

to

be

larger

and

are
managed

on

an

individual

basis,

while

retail

balan

ces

are

greater

in

number

but

lesser

in

value

and

are,

therefore,

managed

in

aggregated
segments.
The

responsibilities

of

the

credit

risk

management

teams

in

the

businesses,

the

sanctioning

team

and

other

shared

services

include:

sanctioning
new

credit

agr

eements

(principally

wholesale);

setting

strategies

for

approval

of

transactions

(principally

retail);

setting

risk

appetite;

monitoring
risk

against

limits

and

other

parameters;

maintaining

robust

processes,

data

gathering,

quality,

storage

and

reporting

methods

for

effective

credit
risk

management;

performing

effective

turnaround

and

workout

scenarios

for

wholesale

portfolios

via

dedicated

restructuring

and

recoveries
teams;

maintaining

robust

collections

and

recovery

processes/units

for

retail

portfolios

;

and

review

and

validation

of

credit

risk

measurement
models.

The

credit

risk

management

teams

in

the

Barclays

Bank

Group

are

accountable

to

the

Barclays

Bank

PLC

CRO,

who

reports

to

the

Barclays
Group

CRO.
For

wholesale

portfolios

,

credit

risk

managers

are

organised

in

sanctioning

teams

by

geography,

industry

and/or

product.

In

wholesale

portfolios,
credit

risk

approval

is

undertaken

by

experienced

credit

risk

professionals

operating

within

a

clearly

defined

delegated

authority

framework,

with
only

the

most

senior

credit

officers

assigned

the

higher

levels

of

delegated

authority.

The

largest

credit

exposures,

which

are

outside

the

Risk
Sanctioning

Unit

or

Risk

Distribution

Committee

authority,

require

the

support

of

the

Barclays

Bank

PLC

Senior

Credit

Officer.

For

exposures

in
excess

of

the

Barclays

Bank

PLC

Senior

Credit

Officer’s

authority,

approval

by

the

Barclays

Group

Senior

Credit

Officer/Barclays

PLC

Board

Risk
Committee

is

also

required.

The

Barclays

Group

Credit

Risk

Committee,

attended

by

the

Ba

rclays

Bank

PLC

Senior

Credit

Officer,

provides

a

formal
mechanism

for

the

Barclays

Group

Senior

Credit

Officer

to

exercise

the

highest

level

of

credit

authority

over

the

most

material

Barclays

Group

single
name

exposures.

Credit

risk

mitigation

The

Barc

lays

Bank

Group

employs

a

range

of

techniques

and

strategies

to

actively

mitigate

credit

risks.

These

can

broadly

be

divided

into

three
types:
◾

netting

and

set-off
◾

collateral
◾

risk

transfer.
Netting

and

set-off
Cre

dit

risk

exposures

can

be

reduced

by

applying

netting

and

set-off.

For

derivative

transactions,

the

Barclays

Bank

Group’s

normal

practice

is

to
enter

into

standard

master

agreements

with

counterparties

(e.g.

ISDAs).

These

master

agreements

typically

allow

for

netting

of

credit

risk

exposure
to

a

counterparty

resulting

from

derivative

transactions

against

the

obligations

to

the

counterparty

in

the

event

of

default,

and

so

produce

a

lower
net

credit

exposure.

These

agreements

may

also

reduce

settlement

exposu

re

(e.g.

for

foreign

exchange

transactions)

by

allowing

payments

on

the
same

day

in

the

same

currency

to

be

set-off

against

one

another.
Collateral
The

Barclays

Bank

Group

has

the

ability

to

call

on

collateral

in

the

event

of

default

of

the

counterparty,

comprising:

◾

home

loans:

a

fixed

charge

over

residential

property

in

the

form

of

hou

ses,

flats

and

other

dwellings.
◾

wholesale

lending:

a

fixed

charge

over

commercial

property

and

other

physical

assets,

in

various

forms.
◾

other

retail

lending:

includes

charges

over

motor

vehicle

s

and

other

physical

assets;

second

lien

charges

over

residential

property

and

finance
lease

receivables

.
◾

derivatives:

the

Barclays

Bank

Group

also

often

seeks

to

enter

into

a

margin

agreement

(e.g.

Credit

Support

Annex)

with

counterparties

with
which

the

Barclays

Bank

Group

has

master

netting

agreements

in

place.

These

annexes

to

master

agreements

provide

a

mechanism

for

further
reducing

credit

risk,

whereby

collateral

(margin)

is

posted

on

a

regular

basis

(typically

daily)

to

collateralise

the

mark

to

market

exposure

of

a
derivative

por

tfolio

measured

on

a

net

basis.

Risk

review
Principal

r

isk

management

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

39

◾

reverse

repurchase

agreements:

collateral

typically

comprises

highly

liquid

securities

which

have

been

legally

transferred

to

the

Barclays

Bank
Group

subjec

t

to

an

agreement

to

return

them

for

a

fixed

price.
◾

financial

guarantees

and

similar

off-balance

sheet

commitments:

cash

collateral

may

be

held

against

these

arrangements.
Risk

transfer
A

range

of

instruments

including

guarantees,

credit

insurance,

credit

derivatives

and

securitisation

can

be

used

to

transfer

credit

risk

from

one
counterparty

to

another.

These

mitigate

credit

risk

in

two

main

ways

:
◾

if

the

risk

is

transferred

to

a

counterparty

which

is

more

creditworthy

than

the

original

counterparty,

then

o

verall

credit

risk

is

reduced
◾

where

recourse

to

the

first

counterparty

remains,

both

counterparties

must

default

before

a

loss

materialises.

This

is

less

likely

than

the

default

of
either

counterparty

individually

so

credit

risk

is

reduced.
Market

risk

management

(audited)

The

risk

of

loss

arising

from

potential

adverse

changes

in

the

value

of

the

Barclays

Bank

Group’s

assets

and

liabilities

from

fluctuation

in

market
variables

including,

but

not

limited

to,

interest

rates,

foreign

exchange,

equity

prices,

commodity

prices,

credit

spreads,

implied

volatilities

and

asset
correlations.

Overview

Market

risk

arises

primarily

as

a

result

of

client

facilitation

in

wholesale

markets,

involving

market

making

activities,

risk

management

solutions

and
execution

of

syndications.

Upon

execution

of

a

trade

with

a

client,

the

Barclays

Bank

Group

will

look

to

hedge

against

the

risk

of

the

trade

moving
in

an

adverse

direction.

Mismatches

between

client

transactions

and

hedges

result

in

market

risk

due

to

changes

in

asset

prices

,

volatility

or
correlations.

Organisation,

roles

and

responsibilities

Market

risk

in

the

businesses

resides

primarily

in

CIB

and

Treasury.

These

businesses

have

the

mandate

to

assume

market

risk.

The

front

office

and
Treasury

trading

desks

are

responsible

for

managing

market

risk

on

a

day

-

to-

day

basis,

where

they

are

required

to

understand

and

adhere

to

all
limits

applicable

to

their

businesses.

The

Market

Risk

team

support

the

trading

desks

with

the

day

-

to-

day

limit

management

of

market

risk
exposures

through

governance

processes

which

are

outlined

in

supporting

market

risk

polic

ies

and

standards.

Market

risk

oversight

and

cha

llenge

is

provided

by

business

committees

and

Barclays

Group

c

ommittees,

including

the

Market

Risk

Committee.

The

objectives

of

market

risk

management

are

to:

◾

Identify,

understand

and

control

market

risk

by

robust

measurement,

limit

setting,

reporting

and

oversight
◾

facilitate

business

growth

within

a

controlled

and

transparent

risk

management

framework
◾

control

market

risk

in

the

businesses

according

to

the

allocated

appetite.
To

meet

the

above

objectives,

a

governance

structure

is

in

place

to

manage

these

risks

consistent

with

the

ERMF.
The

Barclays

Bank

PLC

Board

Risk

Committee

recommends

market

risk

appetite

to

the

Barclays

Bank

PLC

Board

for

their

approval,

within

the
parameters

set

by

the

Barclays

PLC

Boa

rd.
The

Market

Risk

Committee

approves

and

makes

recommendations

concerning

the

Barclays

Group

-

wide

market

risk

profile

to

the

Barclays

Group
Risk

Committee.

This

includes

overseeing

the

operation

of

the

Market

Risk

Framework

and

associated

standards

and

p

olicies;

reviewing

market

or
regulatory

issues

and

limits

and

utilisation.

The

committee

is

chaired

by

the

Market

Risk

Principal

Risk

Lead

and

attendees

include

the

business
heads

of

market

risk

and

business

aligned

market

risk

managers.
Management

value

at

r

isk

(VaR)
VaR

is

an

estimate

of

the

potential

loss

arising

from

unfavourable

market

movements

if

the

current

positions

were

to

be

held

unchanged

for

one
business

day.

For

internal

market

risk

management

purposes,

a

historical

simulation

methodology

with

a

two

-

year

equally

weighted

historical
period,

at

the

95%

confidence

level

is

used

for

all

trading

books

and

some

banking

books.

In

some

instances,

historical

data

is

not

available

for

particular

market

risk

factors

for

the

entire

look

-

back

period,

for

example,

complete

historical
data

would

not

be

available

for

an

equity

security

following

an

initial

public

offering.

In

these

cases,

market

risk

managers

will

proxy

the

unavailable
market

risk

factor

data

with

available

data

for

a

related

market

risk

factor.

Limits

are

applied

at

the

total

level

as

well

as

by

risk

factor

type,

which

are

then

cascaded

down

to

particular

trading

desks

and

businesses

by

the
market

risk

management

function.
See

page

for

a

review

of

management

VaR

in

2019.

Treasury

and

capital

risk

management
This

comprises

:
Liquidity

risk:
The

risk

that

Barclays

Bank

Group

is

unable

to

meet

its

contractual

or

contingent

obligations

or

that

it

does

not

have

the

appropriate
amount,

tenor

and

composition

of

funding

and

liquidity

to

support

its

assets.

Risk

review
Principal

r

isk

management

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

40

Capital

risk:
The

risk

that

Barclays

Bank

Group

has

an

insufficient

level

or

composition

of

capital

to

support

its

normal

business

activities

and

to
meet

its

regulatory

capital

requirements

under

normal

operating

environments

or

stressed

conditions

(both

actual

and

as

defined

for

internal
planning

or

r

egulatory

testing

purposes).

This

also

includes

the

risk

from

Barclays

Bank

Group’s

pension

plans.

Interest

rate

risk

in

the

banking

book:
The

risk

that

Barclays

Bank

Group

is

exposed

to

capital

or

income

volatility

because

of

a

mismatch

between
the

intere

st

rate

exposures

of

its

(non

traded)

assets

and

liabilities.
The

Barclays

Bank

Group

Treasury

manages

treasury

and

capital

risk

exposure

on

a

day

-

to-

day

basis

with

the

Barclays

Group

Treasury

Committee
acting

as

the

principal

management

body.

The

Barclays

Group

Treasury

and

Capital

Risk

function

is

responsible

for

over

sight

and

provide

insight
into

key

capital,

liquidity,

interest

rate

risk

in

the

banking

book

(IRRBB)

and

pension

risk

management

activities.
Liquidity

risk

management

(audited)
Overview
The

efficient

management

of

liquidity

is

essential

to

the

Barclays

Bank

Group

in

order

to

retain

the

confidence

of

the

financial

markets

and

maintain
the

sustainability

of

the

business.

The

liquidity

risk

control

framework

is

used

to

manage

all

liquidity

risk

exposures

under

both

BAU

and

stressed
conditions.

The

framework

is

designed

to

maintain

liquidity

resources

that

are

sufficient

in

amount,

quality

and

funding

tenor

profile

to

support

the
liquidity

risk

appetite

as

expressed

by

the

Barclays

Bank

PLC

Board.

The

liquidity

risk

appetite

is

monitored

against

bot

h

internal

and

regulatory
liquidity

metrics.

Organisation,

roles

and

responsibilities

Treasury

has

the

primary

responsibility

for

managing

liquidity

risk

within

the

set

risk

appetite.

Both

Risk

and

Treasury

contribute

to

the

production
of

the

I

nternal

Liqu

idity

A

dequacy

A

ssessment

P

rocess

(ILAAP).

The

Treasury

and

Capital

Risk

function

is

responsible

for

the

management

and
governance

of

the

liquidity

risk

mandate,

as

defined

by

the

Barclays

Bank

PLC

Board

.
The

liquidity

risk

control

framework

is

designed

to

deliver

the

appropriate

term

and

structure

of

funding,

consistent

with

the

liquidity

risk

appetite
set

by

the

Barclays

Bank

PLC

Board.

The

control

framework

incorporates

a

range

of

ongoing

business

management

tools

to

monitor,

limit

and

stress

test

the

Barclays

Bank

Group
balance

sheet

and

contingent

liabilities.

Limit

setting

and

transfer

pricing

are

tools

that

are

designed

to

control

the

level

of

liquidity

risk

taken

and
drive

the

appropriate

mix

of

funds.

In

addition,

Barclays

maintains

a

Group

reco

very

plan

which

includes

application

to

the

Barclays

Bank

Group.
Together,

these

tools

reduce

the

likelihood

that

a

liquidity

stress

event

could

lead

to

an

inability

to

meet

the

Barclays

Bank

Group’

s

obligations

as
they

fall

due.
The

Barclays

Bank

PLC

Boar

d

approves

the

Barclays

Bank

Group

funding

plan,

internal

stress

tests

and

results

of

regulatory

stress

tests.

The
Barclays

Bank

PLC

Treasury

Committee

is

responsible

for

monitoring

and

managing

liquidity

risk

in

line

with

the

Barclays

Bank

Group’s

funding
management

objectives,

funding

plan

and

risk

frameworks.

The

Barclays

Group

Treasury

and

Capital

Risk

Committee

monitors

and

reviews

the
liquidity

risk

profile

and

control

environment,

providing

second

line

oversight

of

the

management

of

liquidity

risk.

The

Barclays

Bank

PLC

Board

Risk
Committee

reviews

the

risk

profile,

and

annually

reviews

risk

appetite

and

the

impact

of

stress

scenarios

on

the

Barclays

Bank

Group

funding
plan/forecast

in

order

to

agree

the

Barclays

Bank

Group’s

projected

funding

abilities.

Capital

risk

management

(audited)
Overview
Capital

risk

is

managed

through

ongoing

monitoring

and

management

of

the

capital

position,

regular

stress

testing

and

a

robust

capital
governance

framework.

The

objectives

of

the

framework

are

to

maintain

adequate

capital

for

the

Barclays

Bank

Group

and

its

legal

entities

to
withstand

the

impact

of

the

risks

that

may

arise

under

normal

and

stressed

conditions,

and

maintain

adequate

capital

to

cover

current

and

forecast
business

needs

and

associated

risks

to

provide

a

viable

and

sustainable

business

offering.
Organisation,

r

oles

and

responsibilities

Treasury

has

the

primary

responsibility

for

managing

and

monitoring

capital.

The

Barclays

Bank

Group

Treasury

and

Capital

Risk

function

provides
oversight

of

capital

risk

and

is

an

independent

risk

function

that

reports

to

the

Barclays

Bank

Group

CRO.

Production

of

the

Barclays

Bank

PLC
I

nternal

Capital

A

dequacy

A

ssessment

P

rocess

(ICAAP)

is

the

responsibility

of

Treasury.
Capital

risk

management

is

underpinned

by

a

control

framework

and

policy.

The

capital

management

strategy,

outlined

in

the

relevant

legal

entity
capital

plans,

is

developed

in

alignment

with

the

control

framework

and

pol

icy

for

capital

risk,

and

is

implemented

consistently

in

order

to

deliver

on
the

Barclays

Bank

Group’s

objectives,

which

are

aligned

to

those

of

the

Barclays

Group.

The

Barclays

Bank

PLC

Board

approves

the

Barclays

Bank

PLC

capital

plan,

internal

stress

tests

and

results

of

regulatory

stress

tests

and

those

of
the

relevant

Barclays

Bank

Group

entities.

The

Barclays

PLC

Board

also

approves

the

Barclays

Group

recovery

plan

which

takes

into

account
management

actions

identified

at

the

Barclays

Bank

Group

level.

The

Barclays

Bank

PLC

Treasury

Committee

together

with

the

Barclays

Group
Treasury

Committee

are

responsible

for

monitoring

and

managing

capital

risk

in

line

with

Barclays

Bank

Group’s

capital

management

objectives,
capital

plan

and

risk

frameworks.

The

BRC

monitors

and

reviews

the

capital

risk

profile

and

control

environment,

providing

second

line

oversight

of
the

management

of

capital

risk.

For

the

relevant

Barclays

Bank

Group

subsidiaries,

local

management

assures

compliance

with

an

entity’s

minimum

re

gulatory

capital

requirements
by

reporting

to

local

Asset

and

Liability

Committees

(or

equivalents)

with

oversight

by

the

Barclays

Bank

PLC

Treasury

Committee

and

the

Barclays
Group

Treasury

Committee,

as

required.

In

2019,

Barclays

complied

with

all

regul

atory

minimum

capital

requirements.
Pension

risk

The

Barclays

Bank

Group

maintains

a

number

of

defined

benefit

pension

schemes

for

past

and

current

employees.

The

ability

of

schemes

to

meet
pension

payments

is

achieved

with

investments

and

contributions.

Risk

review
Principal

r

isk

management

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Pension

risk

arises

because

the

market

value

of

pension

fund

assets

might

decline;

investment

returns

might

reduce;

or

the

estimated

value

of
pension

liabilities

might

increase.

The

Barclays

Bank

Group

monitors

the

pension

risks

arising

from

its

defined

b

enefit

pension

schemes

and

works
with

Trustees

to

address

shortfalls.

In

these

circumstances

the

Barclays

Bank

Group

could

be

required

or

might

choose

to

make

extra

contributions
to

the

pension

fund.

The

Barclays

Bank

Group

’s

main

defined

benefit

scheme

wa

s

closed

to

new

entrants

in

2012.
Interest

rate

risk

in

the

banking

book

management

(IRRBB)
Overview
Interest

rate

risk

in

the

banking

book

is

driven

by

customer

deposit

taking

and

lending

activities,

investments

in

the

liquid

asset

portfolio

and
funding

activities.

As

per

the

Barclays

Bank

Group’s

policy

to

remain

within

the

defined

risk

appetite,

businesses

and

Treasury

execute

hedging
strategies

to

mitigate

the

risks.

However,

the

Barclays

Bank

Group

remains

susceptible

to

interest

rate

risk

and

other

non

-

traded

market

risks

from
key

sources:
◾

Interest

rate

and

repricing

risk:

the

risk

that

net

interest

income

could

be

adversely

impacted

by

a

change

in

interest

rates,

differences

in

the
timing

of

interest

rate

changes

between

assets

and

liabilities,

and

other

constraints

on

interest

rate

changes

as

per

product

terms

and

conditions.
◾

Customer

behavioural

risk:
the

risk

that

net

interest

income

could

be

adversely

impacted

by

the

discretion

that

custom

ers

and

counterparties
may

have

in

respect

of

being

able

to

vary

their

contractual

obligations

with

the

Barclays

Bank

Group.

This

risk

is

often

referred

to

by

industry
regulators

as

‘embedded

option

risk’.
◾

Investment

risks

in

the

liquid

asset

portfolio:
the

risk

that

the

fair

value

of

assets

held

in

the

liquid

asset

portfolio

and

associated

risk
management

portfolios

could

be

adversely

impacted

by

market

volatility,

creating

volatility

in

capital

directly.
Organisation,

roles

and

responsibilities
The

Barclays

Bank

PLC

Treasury

Committee,

together

with

the

Barclays

Group

Treasury

Committee,

are

responsible

for

monitoring

and

managing
IRRBB

risk

in

line

with

Barclays

Bank’s

management

objectives

and

risk

frameworks.

The

BRC

and

Treasury

and

Capital

Risk

Committee

monitors
and

reviews

the

IRRBB

risk

profile

and

control

environment,

providing

second

line

oversight

of

the

management

of

IRRBB.

The

BRC

reviews

the
interest

rate

risk

profile,

including

annual

review

of

the

risk

appetite

and

the

impact

of

stress

scenarios

on

the

interest

rate

risk

of

the

Barclays

Bank
Group’s

banking

books.

In

addition,

the

Barclays

Bank

Group’s

IRRBB

policy

sets

out

the

processes

and

key

controls

required

to

identify

all

IRRBB

risks

arising

from

banking
book

operations,

to

monitor

the

risk

exposures

via

a

set

of

metrics

with

a

frequency

in

line

with

the

risk

management

horizon,

and

to

manage

these
risks

within

agreed

risk

appetite

and

limits.

Operational

risk

management

The

risk

of

loss

to

Barclays

Bank

Group

from

inadequate

or

failed

processes

or

systems,

human

factors

or

due

to

external

events

(for

example
fraud)

where

the

root

cause

is

not

due

to

credit

or

market

risks.

Overview
The

management

of

operational

risk

has

three

key

objectives:
◾

d

eliver

an

operational

risk

capability

owned

and

used

by

business

leaders

to

enable

sound

ri

sk

decisions

over

the

long

term;
◾

p

rovide

the

frameworks,

policies

and

standards

to

enable

management

to

meet

their

risk

management

responsibilities

while

the

second

line

of
defence

provides

robust,

independent,

and

effective

oversight

and

challenge;

and
◾

d

eliver

a

consistent

and

aggregated

measurement

of

operational

risk

that

will

provide

clear

and

relevant

insights,

so

that

the

right

management
actions

can

be

taken

to

keep

the

operational

risk

profile

consistent

with

the

Barclays

Bank

Group’s

strategy,

the

stated

risk

appetite

and
stakeholder

needs.
The

Barclays

Bank

Group

operates

within

a

system

of

internal

controls

that

enables

business

to

be

transacted

and

risk

taken

without

exposing

it

to
unacceptable

potential

losses

or

reputational

damages

.
Organisation,

roles

and

responsibilities
The

prime

responsibility

for

the

management

of

operational

risk

and

the

compliance

with

control

requirements

rests

within

the

business

and
functional

units

where

the

risk

arises.

The

operational

risk

profile

and

control

environment

is

reviewed

by

management

through

business

risk
committees

and

control

committees.

Businesses

and

functions

are

required

to

report

their

operational

r

isks

on

both

a

regular

and

an

event

-

driven
basis.

The

reports

include

a

profile

of

the

material

risks

that

may

threaten

the

achievement

of

their

objectives

and

the

effectiveness

of

key

controls,
operational

risk

events

and

a

review

of

scenarios.

The

Barclays

Group

Head

of

Operational

Risk

is

responsible

for

establishing,

owning

and

maintaining

an

appropriate

Barclays

Group

-wide
Operational

Risk

Management

Framework,

meanwhile

the

Barclays

Bank

PLC

Head

of

Operational

Risk

is

responsible

for

overse

eing

the

portfolio

of
operational

risk

across

all

businesses.

Operational

Risk

Management

(ORM)

acts

in

a

second

line

of

defence

capacity,

and

is

responsible

for

defining

and

overseeing

the

implementation
of

the

framework

and

monitoring

Barclays

Bank

Group

’s

operational

risk

profile.

ORM

alerts

management

when

risk

levels

exceed

acceptable
tolerance

in

order

to

drive

timely

decision

making

and

actions

by

the

first

line

of

defence.

Operational

risk

issues

escalated

from

these

meetings

are
considered

through

the

second

line

of

defence

review

meetings.

Depending

on

their

nature,

the

outputs

of

these

meetings

are

presented

to

the
Barclays

Bank

Risk

Forum,

BRC

or

the

BAC.

In

addition,

specific

reports

are

prepared

by

the

business

and

Barclays

Bank

PLC

Head

of

Operational
Risk

on

a

regular

basis

for

the

Barclays

Bank

Risk

Forum

and

the

BRC.

Operational

risk

categories

Operational

risks

are

grouped

into

risk

categories

to

support

effective

risk

management,

measurement

and

reporting.

These

comprise:

Data
Management

&

Information

Risk;

Financial

Reporting

Risk;

Fraud

Risk;

Payments

Process

Risk;

People

Risk;

Premises

Risk;

Physical

Security

Risk;
Supplier

Risk;

Tax

Risk;

Technology

Risk;

Transaction

Operations

Risk

and

Execution

Risk.

Risk

review
Principal

r

isk

management

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

In

addition

to

the

above,

operational

risk

encompasses

risks

associated

with

prudential

regulation.

This

includes

the

risk

of

failing

to:

adhere

to
prudential

regulatory

requirements,

provide

regulatory

submissions;

or

monitor

and

manage

adherence

to

new

prudential

regulatory

requirements.

Enterprise

risk

themes

The

Barclays

Bank

Group

also

recognises

that

there

are

certain

threats/risk

drivers

that

are

more

thematic

and

have

the

potential

to

impact

the
Barclays

Bank

Group’s

strategic

objectives.

These

are

enterprise

risk

themes

which

require

an

overarching

and

integrated

risk

management
approach.

The

Barclays

Bank

Group’s

enterprise

risk

themes

include

Cyber,

Data

and

Resilience.

For

definitions

of

the

Barclays

Bank

Group’s

operational

risk

categories

and

enterpris

e

risk

themes,

refer

to

pages

199

to

200

of

the

Barclays

PLC
Pillar

3

Report

2019.

Model

risk

management
The

risk

of

the

potential

adverse

consequences

from

financial

assessments

or

decisions

based

on

incorrect

or

misused

model

outputs

and

reports.
Overview
The

Barclays

Bank

Group

uses

models

to

support

a

broad

range

of

activities,

including

informing

business

decisions

and

strategies,

measuring

and
limiting

risk,

valuing

exposures,

conducting

stress

testing,

assessing

capital

adequacy,

managing

client

assets,

and

meeting

reporting

requirements.

Since

models

are

imperfect

and

incomplete

representations

of

reality,

they

may

be

subject

to

errors

affecting

the

accuracy

of

their

output.

Model
errors

and

misuse

are

the

primary

sources

of

model

risk.
Organisation,

roles

and

responsibilities
The

Barclays

Group

has

a

dedicated

Model

Risk

Management

(MRM)

function

that

consists

of

two

main

units:

the

Independent

Validation

Unit
(IVU),

responsible

for

model

validation

and

approval,

and

Model

Governance

and

Controls

(MGC),

covering

model

risk

governance,

controls

and
reporting,

including

ownership

of

model

risk

policy

and

the

model

inventory.
The

model

risk

management

framework

consists

of

the

model

risk

policy

and

standards.

The

policy

prescribes

the

Barclays

G

roup

-

wide,

en

d

-

to-
end

requirements

for

the

identification,

measurement

and

management

of

model

risk,

covering

model

documentation,

development,
implementation,

monitoring,

annual

review,

independent

validation

and

approval,

change

and

reporting

processes.

The

policy

is

supported

by
global

standards

covering

model

inventory,

documentation,

validation,

complexity

and

materiality,

testing

and

monitoring,

overlays,

risk

appetite,
as

well

as

vendor

models

and

stress

testing

challenger

models.
The

function

reports

to

the

Barclays

Group

CRO

and

operates

a

global

framework.

Implementation

of

best

practice

standards

is

a

centr

al

objective
of

the

Barclays

Group.
The

key

model

risk

management

activities

include:

◾

Correctly

identifying

models

across

all

relevant

areas

of

the

Bar

clays

Bank

Group,

and

recording

models

in

the

Barclays

Group

Models

Database
(GMD),

the

Barclays

Group

-

wide

model

inventory.
◾

Enforcing

that

every

model

has

a

model

owner

who

is

accountable

for

the

model.

The

model

owner

must

sign

off

models

prior

to

submission

to
IVU

for

validation

and

maintain

that

the

model

presented

to

IVU

is

and

remains

fit

for

purpose.
◾

Overseeing

that

every

model

is

subject

to

validation

and

approval

by

IVU,

prior

to

being

implemented

and

on

a

continual

basis.
◾

Defining

model

risk

appetite

in

terms

of

risk

tolerance,

and

qualitative

metrics

which

are

used

to

track

and

report

model

risk.

Conduct

risk

management
The

risk

of

detriment

to

customers,

clients,

market

integrity,

effective

competition

or

Barclays

from

the

inappropriate

supply

of

financial

services,
including

instances

of

wilful

or

negligent

misconduct.
Overview
The

Barclays

Bank

Group

defines,

manages

and

mitigates

conduct

risk

with

the

objective

of

providing

good

customer

and

client

outcomes,

prote

cting
market

integrity

and

promoting

effective

competition.

Product

Lifecycle,

Culture

and

Strategy

and

Financial

Crime

are

the

risk

categories

under

the

Barclays

Group

definition

of

conduct

risk.

Organisation,

roles

and

responsibilities
The

governance

of

conduct

risk

within

the

Barclays

Bank

Group

is

fulfilled

through

management

committees

and

forums

operated

by

the

first

and
second

lines

of

d

efence

with

clear

escalation

and

reporting

lines

to

the

Barclays

Bank

PLC

Board

committees.

The

Barclays

Group

Risk

Committee

is

the
most

senior

executive

body

responsible

for

reviewing

and

m

onitoring

the

effectiveness

of

both

the

Barclays

Bank

Group

and

the

Barclays

Group’s
management

of

conduct

risk.

The

Conduct

Risk

Management

Framework

(CRMF)

comprises

a

number

of

elements

that

allow

the

Barclays

Bank

Group

to

manage

and

measure

its
conduct

risk

profile.

Senio

r

m

anagers

have

accountability

for

managing

conduct

risk

in

their

areas

of

responsibility.

This

is

expressed

in

their

Statement

of

Responsibilities
which

identifies

the

activities

and

areas

for

which

they

are

accountable.

The

primary

responsibility

for

managing

conduct

risk

and

compliance

with
control

requirements

sits

with

the

business

where

the

risk

arises.

The

Barclays

Bank

Group

Controls

Committee

provi

des

oversight

of

controls

relating
to

conduct

risk.

The

Barclays

Bank

Group

Chief

Compliance

Officer

is

responsible

for

providing

effective

oversight,

management

and

escalation

of

conduct

r

isk

in

line
with

the

CRMF.

This

includes

overseeing

the

development

and

maintenance

of

the

relevant

conduct

risk

p

olicies

and

standards

and

monitoring

and
reporting

on

the

consistent

application

and

effectiveness

of

the

implem

entation

of

controls

to

manage

conduct

r

isk.

Risk

review
Principal

r

isk

management

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

The

Barclays

Group

Risk

Committee

is

the

primary

second

line

governance

committee

for

the

oversight

of

conduct

risk

profile

and

implementation

of
the

CRMF

for

the

Barclays

Bank

Group.

The

responsibilities

of

the

Barclays

Group

Risk

Committee

in

relation

to

the

Barclays

Bank

Group

include
adoption

of

the

co

nduct

risk

tolerance

and

the

business

defined

key

indicators.

Additional

responsibilities

include

the

identification

and

discussion

of
any

emerging

conduct

risks

exposures

that

have

been

identified.

Reputation

risk

management
The

risk

that

an

action,

transaction,

investment,

event,

decision,

or

business

relationsh

ip

will

reduce

trust

in

Barclays

Bank

Group

’s

integrity

and/or
competence

.
Overview
A

reduction

of

trust

in

the

Barclays

Bank

Group’s

integrity

and

competence

may

reduce

the

attractiveness

of

Barclays

Bank

Group

to

customers

and
clients

and

other

stakeholders

and

could

lead

to

negative

publicity,

loss

of

revenue,

regulatory

or

legislative

action,

loss

of

existing

and

potential

client
business,

reduce

workforce

morale

and

difficulties

in

recruiting

talent.

Ultimately

it

may

destroy

shareholder

value.
Organisation,

roles

and

responsibilities
The

governance

of

reputation

risk

within

the

Barclays

Bank

Group

is

fulfilled

through

managem

ent

committees

and

forums

operated

by

the

First

and
Second

Lines

of

Defence,

with

clear

escalation

and

reporting

lines

to

the

relevant

Barclays

Bank

Group

Board

committees.

The

Barclays

Group

Risk

Committee

is

the

most

senior

executive

body

responsible

fo

r

reviewing

and

monitoring

the

effectiveness

of

the

Barclays

Bank
Group

management

of

reputation

risk.
The

Reputation

Risk

Management

Framework

(RRMF)

comprises

a

number

of

elements

that

allow

the

Barclays

Bank

Group

to

manage

and

measure
its

reputation

ri

sk

profile.

The

RRMF

sets

out

what

is

required

to

manage

reputation

risk

across

the

Barclays

Bank

Group.

The

Barclays

Bank

PLC

Chief

Compliance

Officer

is

responsible

for

assessing

the

appropriateness

of

the

relevant

reputation

risk

policy

and

standards
an

d

oversight

of

the

implementation

of

controls

to

manage

the

risk.

The

Barclays

Bank

Group

is

required

to

prepare

reports

for

the

Barclays

Group

Risk
Committee

highlighting

the

most

significant

current

and

potential

reputation

risks

and

issues

and

how

they

are

being

managed.

Legal

risk

management
The

risk

of

loss

or

imposition

of

penalties,

damages

or

fines

from

the

failure

of

Barclays

Bank

Group

to

meet

its

legal

obligations

including
regulatory

or

contractual

requirements.
Overview

The

Barclays

Bank

Group

has

no

tolerance

for

wilful

breaches

of

laws,

regulations

or

other

legal

obligations.

However,

the

multitude

of

laws

and
regulations

across

the

globe

are

highly

dynamic

and

their

application

to

particular

circumstances

is

often

unclear;

this

results

in

a

level

of

inherent
legal

risk,

for

which

the

Barclays

Bank

Group

has

limited

tolerance.

Organisation,

roles

and

responsibilities
The

Barclays

Bank

Group’s

businesses

and

functions

have

primary

responsibility

for

identifying,

managing

and

escalating

legal

risk

in

their

area

as
well

as

responsibility

for

adherence

to

minimum

control

requirements.
The

Legal

Function

organisation

and

coverage

model

aligns

expertise

to

businesses,

functions,

products,

activities

and

geographic

locations

so
that

the

Barclays

Bank

Group

receives

legal

support

from

appropriate

legal

professionals.

The

senior

management

o

f

the

Legal

Function

oversees,
monitors

and

challenges

legal

risk

across

the

Barclays

Group.

The

Legal

Funct

ion

does

not

sit

in

any

of

the

three

lines

of

d

efence

but

supports
them

all.
The

Barclays

Group

General

Counsel

is

responsible

for

maintaining

an

ap

propriate

Barclays

Group

-

wide

legal

risk

management

framework.

This
includes

defining

the

relevant

legal

risk

policies

and

oversight

of

the

implementation

of

controls

to

manage

and

escalate

legal

risk.

The

legal

risk

profile

and

control

environment

is

reviewed

by

management

through

business

risk

committe

es

and

control

committees.

The

BRC

is
the

most

senior

body

responsible

for

reviewing

and

monitoring

the

effectiveness

of

risk

management

across

the

Barclays

Bank

Group.

Escalation
paths

from

this

committee

exist

to

the

Barclays

Group

Risk

Committee.

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Summary

of

Contents

Page
Credit

risk

represents

a

significant

risk

to

the

Barclays
Bank

Group

and

mainly

arises

from

exposure

to
wholesale

and

retail

loans

and

advances

together

with
the

counterparty

credit

risk

arising

from

derivative
contracts

entered

into

with

clients.
◾

Credit

risk

overview

and

summary

of

performance
◾

M

aximum

exposure

and

effects

of

netting,

collateral

and

risk

transfer
45
46
This

section

outlines

the

expected

credit

loss
allowances,

the

movements

in

allowances

during

the
period,

material

management

adjustments

to

model
output

and

measurement

uncertainty

and

sensitivity
analysis.
◾

Expected

credit

losses
-

Loans

and

advances

at

amortised

cost

by

product
-

Movement

in

gross

exposure

and

impairment

allowance

for

loans
and

advances

at

amortised

cost

including

provisions

for

loan
commitments

and

financial

guarantees
-

Stage

2

decomposition
-

Stage

3

decomposition

◾

Management

adjustments

to

models

for

impairment
◾

Measurement

uncertainty

and

sensitivity

analysis
49
49
50
54
54
55
55
The

Barclays

Bank

Group

reviews

and

monitors

risk
concentrations

in

a

variety

of

ways.

This

section

outlines
performance

against

key

concentration

risks.
◾

Analysis

of

the

concentration

of

credit

risk
-

Geographic

concentrations
-

Industry

concentrations
◾

A

pp

roach

to

management

and

representation

of

credit

quality
-

Asset

credit

quality
-

Debt

securities
-

Balance

sheet

credit

quality
-

Credit

exposures

by

internal

PD

grade
61
61
62
63
63
63
63
65
Credit

Risk

monitors

exposure

performance

across

a
range

of

significant

portfolios.
◾

Analysis

of

specific

portfolios

and

asset

types

-

Credit

cards,

unsecured

loans

and

other

retail

lending

67
67

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

A

ll

disclosures

in

this

section

pages

to

67

are

unaudited

unless

otherwise

stated.

Overview
Credit

risk

represents

a

significant

risk

to

the

Barclays

Bank

Group

and

mainly

arises

from

exposure

to

wholesale

and

retail

loans

and

advances
together

with

the

counterparty

credit

risk

arising

from

derivative

contracts

entered

into

with

clients.
Further

detail

can

be

found

in

the

Financial

statements

section

in

Note

7

Credit

impairment

charges.

Descriptions

of

terminology

can

be

found

in
the

glossary,

available

at

home.barclays/annualreport.
Summary

of

performance

in

the

period
Credit

impairment

charges

increased

87%

to

£1,202m.

CIB

credit

impairment

charges

increased

to

£157m

(2018:

release

of

£152m)

due

to

the
non

-

recurrence

of

favourable

macroeconomic

scenario

updates

and

single

name

recove

ries

in

2018.

CC&P

credit

impairment

charges

increased

to
£1,016m

(2018:

£808m)

due

to

growth

in

cards

balance

and

the

non

-

recurrence

of

favourable

US

macroeconomic

scenario

updates

in

2018.

Credit
metrics

remained

stable,

with

US

cards

30

and

90

day

arrears

of

2.7%

(Q418:

2.7%)

and

1.4%

(Q41

8:

1.4%)

respectively.

Key

metrics
Decrease

of

£112m

impairment

allowance

Impairment

allowances

on

loans

and

advances

at

amortised

cost,

including

off

-

balance

sheet

elements

of

the

allowance

in

Barcl

ays

Bank

Group
decreased

by

£112

m

to

£3,948m

(2018:

£4,060m)

during

the

year.

This

is

driven

by

a

decrease

in

Home

Loans

£32m,

Credit

cards,

unsecured
loans

and

other

retail

lending

of

£144m

offset

by

an

increase

in

Wholesale

Loans

of

£29m

and

an

increase

in

off

-

balance

sheet

provisions

of

£35m.
Please

refer

to

Pg

00

Expected

Credit

loss

section

for

further

details.
Please

see

risk

management

section

on

pages
  25   to   27
for

details

of

governance,

policies

and

procedures.

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Analysis

of

the

Balance

Sheet

Barclays

Bank

Group’s

maximum

exposure

and

effects

of

netting,

collateral

and

risk

transfer

The

following

tables

present

a

reconciliation

between

the

Barclays

Bank

Group’s

maximum

exposure

and

its

net

exposure

to

credit

risk,

reflecting
the

financial

effects

of

risk

mitigation

reducing

the

Barclays

Bank

Group’s

exposure.

For

financial

assets

recognised

on

the

balance

sheet,

maximum

exposure

to

credit

risk

represents

the

balance

sheet

carrying

value

after

allowance
for

impairment.

For

off

-

balance

sheet

guarantees,

the

maximum

exposure

is

the

maximum

amount

that

the

Barclays

Bank

Group

would

have

to
pay

if

the

guarantees

w

ere

to

be

called

upon.

For

loan

and

other

credit

related

commitments

,

the

maximum

exposure

is

the

full

amount

of

the
committed

facilities.

This

and

subsequent

analyses

of

credit

risk

exclude

other

financial

assets

not

subject

to

credit

risk,

mainly

equity

securities.

The

Barclays

Bank

Group

mitigates

the

credit

risk

to

which

it

is

exposed

through

netting

and

set-off,

collateral

and

risk

transfer.

Furt

her

detail

on
these

forms

of

credit

enhan

cement

is

presented

on

page

31

of

the

credit

risk

management

section.
Overview
As

at

31

December

2019,

the

Barclays

Bank

Group’s

net

exposure

to

credit

risk,

after

taking

into

account

credit

risk

mitigation,

increase

d

0

.4%

to
£657.7

bn

.

Overall,

the

extent

to

which

the

Barclays

Bank

Group

holds

mitigation

against

its

total

exposure

remained

unchanged

at

4

0%

(2018:
40%).

Of

the

unmitigated

on

balance

sheet

exposure,

a

significant

portion

relates

to

cash

held

at

central

banks,

cash

collateral

and

settlement

balances,
and

debt

securities

issued

by

governments,

all

of

which

are

considered

to

be

lower

risk.

The

increase

in

the

Barclays

Bank

Group’s

net

exposure

to
credit

risk

has

been

driven

by

increases

in

cash

col

lateral

and

settlement

balances,

wholesale

corporate

loans

and

off

-

balance

sheet

loan
commitments,

offset

by

decreases

in

cash

and

balances

at

central

banks

and

trading

portfolio

assets.

Trading

portfolio

liability

positions,

which

to

a
significant

extent

economically

hedge

trading

portfolio

assets

but

which

are

not

held

specifically

for

risk

management

purposes,

are

excluded

from
the

analysis.

The

credit

quality

of

counterparties

to

derivatives,

financial

investments

and

wholesale

loan

assets

are

predomina

ntly

investment
grade

and

there

are

no

significant

changes

from

prior

year.

Further

analysis

on

the

credit

quality

o

f

assets

is

presented

on

pages

63

to

64

.

Collateral

obtained
Where

collateral

has

been

obtained

in

the

event

of

default,

the

Barclays

Bank

Group

does

not,

ordinarily,

use

such

assets

for

its

own

operations

and
they

are

usually

sold

on

a

timely

basis.

The

carrying

value

of

assets

held

by

the

Barclays

Bank

Group

as

at

31

December

2019,

as

a

result

of

the
en

forcement

of

collateral,

was

£6

m

(2018

:

£6m).

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Maximum

exposure

and

effect

of

netting,

collateral

and

risk

transfer

(audited)
Maximum
exposure
Netting

and
set

-off
Cash
collateral
Non

-cash
collateral
Risk

transfer
Net

exposure
Barclays

Bank

Group
As

at

31

December

2019
£m £m £m £m £m £m
On-balance

sheet:
Cash

and

balances

at

central

banks
125,940 - - - - 125,940
Cash

collateral

and

settlement

balances
79,486 - - - - 79,486
Loans

and

advances

at

amortised

cost:
Home

loans
10,986 - (293) (10,582) (69) 42
Credit

cards,

unsecured

loans

and

other

retail

lending
33,503 - (695) (4,753) (256) 27,799
Wholesale

loans
97,147 (7,636) (146) (25,915) (4,550) 58,900
Total

loans

and

advances

at

amortised

cost
141,636 (7,636) (1,134) (41,250) (4,875) 86,741

Of

which

credit

-impaired

(Stage

3):

Home

loans
764 - (2) (749) (13) -

Credit

cards,

unsecured

loans

and

other

retail

lending
658 - (7) (271) (3) 377

Wholesale

loans
780 - (9) (209) (19) 543

Total

credit

-impaired

loans

and

advances

at

amortised

cost
2,202 - (18) (1,229) (35) 920
Reverse

repurchase

agreements

and

other

similar

secured

lending
1,731 - - (1,731) - -
Trading

portfolio

assets:
Debt

securities
51,880 - - (423) - 51,457
Traded

loans
5,378 - - (134) - 5,244
Total

trading

portfolio

assets
57,258 - - (557) - 56,701
Financial

assets

at

fair

value

through

the

income

statement:
Loans

and

advances
19,137 - (14) (14,791) (57) 4,275
Debt

securities
5,220 - - - - 5,220
Reverse

repurchase

agreements
97,823 - (1,132) (96,672) - 19
Other

financial

assets
742 - - - - 742
Total

financial

assets

at

fair

value

through

the

income

statement
122,922 - (1,146) (111,463) (57) 10,256
Derivative

financial

instruments
229,641 (176,022) (33,469) (5,403) (5,564) 9,183
Financial

assets

at

fair

value

through

other

comprehensive

income
45,405 - - (305) (727) 44,373
Other

assets
614 - - - - 614
Total

on

-balance

sheet
804,633 (183,658) (35,749) (160,709) (11,223) 413,294
Off-balance

sheet:
Contingent

liabilities
23,777 - (400) (4,412) (159) 18,806
Loan

commitments
270,027 - (48) (42,420) (1,913) 225,646
Total

off-balance

sheet
293,804 - (448) (46,832) (2,072) 244,452
Total

1,098,437 (183,658) (36,197) (207,541) (13,295) 657,746

Off-balance

sheet

exposures

are

shown

gross

of

provisions

of

£252m

(2018:

£217m).

See

Note

24

for

further

details.

In

addition

to

the

above,

Barclays

Bank

Group

holds

forward

starting

reverse

repos

amounting

to

£31.1

bn

(2018:

£35.5bn).

The

balances

are

fully
collateralised.

For

further

information

on

credit

risk

mitigation

techniques,

refer

to

page

31

within

the

credit

risk

management

section.

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Maximum

exposure

and

effects

of

netting,

collateral

and

risk

transfer

(audited)
Maximum
exposure
Netting

and
set

-off
Cash
collateral
Non-cash
collateral
Risk

transfer
Net

exposure
Barclays

Bank

Group
As

at

31

December

2018
£m £m £m £m £m £m
On-balance

sheet:
Cash

and

balances

at

central

banks
136,359 - - - - 136,359
Cash

collateral

and

settlement

balances
74,352 - - - - 74,352
Loans

and

advances

at

amortised

cost:
Home

loans
13,160 - (294) (12,675) (129) 62
Credit

cards,

unsecured

loans

and

other

retail

lending
33,791 - (607) (5,063) (427) 27,694
Corporate

loans
90,008 (7,546) (63) (27,853) (3,971) 50,575
Total

loans

and

advances

at

amortised

cost
136,959 (7,546) (964) (45,591) (4,527) 78,331

Of

which

credit

-impaired

(Stage

3):

Home

loans
887 - (3) (854) (30) -

Credit

cards,

unsecured

loans

and

other

retail

lending
645 - (6) (231) (38) 370

Corporate

loans
558 - - (150) (17) 391

Total

credit

-impaired

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

on

-balance

sheet
822,094 (179,560) (35,463) (179,349) (9,638) 418,084
Off-balance

sheet:
Contingent

liabilities
19,394 - (399) (1,418) (190) 17,387
Loan

commitments
257,768 - (89) (36,852) (1,288) 219,539
Total

off-balance

sheet
277,162 - (488) (38,270) (1,478) 236,926
Total

1,099,256 (179,560) (35,951) (217,619) (11,116) 655,010

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Expected

Credit

Losses
Loans

and

advances

at

amortised

cost

by

product
The

table

below

presents

a

breakdown

of

loans

and

advances

at

amortised

cost

and

the

impairment

allowance

with

stage

allocation

by

asset
classification.

Impairment

allowance

under

IFRS

9

considers

both

the

drawn

and

the

undrawn

counterparty

exposure.

For

r

etail

portfolios,

the

total
impairment

allowance

is

allocated

to

the

drawn

exposure

to

the

extent

that

the

allowance

does

not

exceed

the

exposure

as

ECL

is

not

reported
separately.

Any

excess

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

prov

ision.

For

wholesale

portfolios

the

impairment

allowance

on

the
undrawn

exposure

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision

.
Barclays

Bank

Group

(audited)
Stage

2

As

at

31

December

2019
Stage

1
Not

past

due
<=30

days
past

due

>30

days
past

due
Total
Stage

3
Total
a
Gross

exposure
£m £m £m £m £m £m £m
Home

loans
9,604 544 48 82 674 1,056 11,334
Credit

cards,

unsecured

loans

and

other

retail

lending
29,541 3,806 304 340 4,450 2,129 36,120
Wholesale

loans
89,200 6,489 354 672 7,515 1,163 97,878
Total 128,345 10,839 706 1,094 12,639 4,348 145,332
Impairment

allowance
Home

loans
16 24 9 7 40 292 348
Credit

cards,

unsecured

loans

and

other

retail

lending
362 523 99 162 784 1,471 2,617
Wholesale

loans
114 219 8 7 234 383 731
Total 492 766 116 176 1,058 2,146 3,696
Net

exposure
Home

loans
9,588 520 39 75 634 764 10,986
Credit

cards,

unsecured

loans

and

other

retail

lending
29,179 3,283 205 178 3,666 658 33,503
Wholesale

loans
89,086 6,270 346 665 7,281 780 97,147
Total 127,853 10,073 590 918 11,581 2,202 141,636
Coverage

ratio
% % % % % % %
Home

loans
0.2 4.4 18.8 8.5 5.9 27.7 3.1
Credit

cards,

unsecured

loans

and

other

retail

lending
1.2 13.7 32.6 47.6 17.6 69.1 7.2
Wholesale

loans
0.1 3.4 2.3 1.0 3.1 32.9 0.7
Total 0.4 7.1 16.4 16.1 8.4 49.4 2.5
As

at

31

December

2018
Gross

exposure
£m £m £m £m £m £m £m
Home

loans
11,486 663 50 147 860 1,194 13,540
Credit

cards,

unsecured

loans

and

other

retail

lending
29,548 4,381 305 240 4,926 2,078 36,552
Wholesale

loans
81,555 7,480 315 443 8,238 917 90,710
Total 122,589 12,524 670 830 14,024 4,189 140,802
Impairment

allowance
Home

loans
26 29 9 9 47 307 380
Credit

cards,

unsecured

loans

and

other

retail

lending
356 694 118 160 972 1,433 2,761
Wholesale

loans
107 214 11 11 236 359 702
Total 489 937 138 180 1,255 2,099 3,843
Net

exposure
Home

loans
11,460 634 41 138 813 887 13,160
Credit

cards,

unsecured

loans

and

other

retail

lending
29,192 3,687 187 80 3,954 645 33,791
Wholesale

loans
81,448 7,266 304 432 8,002 558 90,008
Total 122,100 11,587 532 650 12,769 2,090 136,959
Coverage

ratio
% % % % % % %
Home

loans
0.2 4.4 18.0 6.1 5.5 25.7 2.8
Credit

cards,

unsecured

loans

and

other

retail

lending
1.2 15.8 38.7 66.7 19.7 69.0 7.6
Wholesale

loans
0.1 2.9 3.5 2.5 2.9 39.1 0.8
Total 0.4 7.5 20.6 21.7 8.9 50.1 2.7
Note
a

Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through

other
comprehensive

income,

accrued

income

and

sundry

debtors.

These

have

a

total

gross

exposure

of

£125.5bn

(December

2018:

£120.1bn)

and

impairment

allowance

of

£22m
(December

2018:

£11m).

This

comprises

£10m

(December

2018:

£9m)

ECL

on

£124.7bn

(December

2018:

£119.6bn)

Stage

1

assets

and

£2m

(December

2018:£2m)

on

£0.8bn
(December

2018:

£

0.5bn)

Stage

2

fair

value

through

other

comprehensive

income

assets,

cash

collateral

and

settlement

assets

and

£10m

(December

2018:

£n

il)

on

£10m

Stage

3
(December

2018:

£nil)

other

assets.

Loan

commitments

and

financial

guarantee

contracts

have

total

ECL

of

£252m

(December

2018:

£217m).

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Movement

in

gross

exposures

and

impairment

allowance

including

provisions

for

loan

commitments

and

financial

guarantees
The

following

tables

present

a

reconciliation

of

the

opening

to

the

closing

balance

of

the

exposure

and

impairment

allowance.

Explanation

of

the
terms:

12

-

month

ECL,

lifetime

ECL

and

credit

-

impaired

are

included

in

page

115

The

disclosure

has

been

enhanced

in

2019

to

provide

further
granularity

by

product.

Transfers

between

stages

in

the

tables

have

been

reflected

as

if

they

had

taken

place

at

the

beginning

of

the

year.

The
movements

are

measured

over

a

12

-

month

period.
Loans

and

advances

at

amortised

cost
(audited)
Stage

1
Stage

2
Stage

3
Total
Barclays

Bank

Group
Gross ECL Gross ECL Gross ECL Gross ECL
£m £m £m £m £m £m £m £m
Home

loans
As

at

1

January

2019
11,486 26 860 47 1,194 307 13,540 380
Transfers

from

Stage

1

to

Stage

2
(320) (1) 320 1 - - - -
Transfers

from

Stage

2

to

Stage

1
301 11 (301) (11) - - - -
Transfers

to

Stage

3
(103) - (94) (12) 197 12 - -
Transfers

from

Stage

3
13 - 70 2 (83) (2) - -
Business

activity

in

the

year
785 1 - - - - 785 1
Changes

to

models

used

for

calculation
a - - - - - - - -
Net

drawdowns,

repayments,

net

re-
measurement

and

movements

due

to

exposure
and

risk

parameter

changes
(793) (19) (58) 19 (70) 1 (921) 1
Final

repayments
(1,042) (1) (61) (2) (159) (5) (1,262) (8)
Disposals
b
(723) (1) (62) (4) (2) - (787) (5)
Write-offs
c
- - - - (21) (21) (21) (21)
As

at

31

December

2019
d
9,604 16 674 40 1,056 292 11,334 348
Credit

cards,

unsecured

loans

and

other

retail

lending
As

at

1

January

2019
29,548 356 4,926 972 2,078 1,433 36,552 2,761
Transfers

from

Stage

1

to

Stage

2
(1,611) (41) 1,611 41 - - - -
Transfers

from

Stage

2

to

Stage

1
2,134 312 (2,134) (312) - - - -
Transfers

to

Stage

3
(585) (15) (524) (244) 1,109 259 - -
Transfers

from

Stage

3
4 3 16 8 (20) (11) - -
Business

activity

in

the

year
6,007 75 311 56 45 10 6,363 141
Changes

to

models

used

for

calculation
a
- 16 - (57) - (7) - (48)
Net

drawdowns,

repayments,

net

re-
measurement

and

movements

due

to

exposure
and

risk

parameter

changes
(3,690) (318) 410 346 341 1,018 (2,939) 1,046
Final

repayments
(2,266) (26) (166) (26) (202) (31) (2,634) (83)
Disposals
b
- - - - (54) (32) (54) (32)
Write-offs
c
- - - - (1,168) (1,168) (1,168) (1,168)
As

at

31

December

2019
d
29,541 362 4,450 784 2,129 1,471 36,120 2,617
Wholesale

loans
As

at

1

January

2019
81,555 107 8,238 236 917 359 90,710 702
Transfers

from

Stage

1

to

Stage

2
(2,465) (6) 2,465 6 - - - -
Transfers

from

Stage

2

to

Stage

1
2,905 42 (2,905) (42) - - - -
Transfers

to

Stage

3
(305) (1) (381) (13) 686 14 - -
Transfers

from

Stage

3
52 - 92 15 (144) (15) - -
Business

activity

in

the

year
31,714 44 1,496 22 31 - 33,241 66
Changes

to

models

used

for

calculation
a
- (9) - (19) - - - (28)
Net

drawdowns,

repayments,

net

re-
measurement

and

movements

due

to

exposure
and

risk

parameter

changes
7,366 (33) 615 70 139 220 8,120 257
Final

repayments
(31,622) (30) (2,105) (41) (362) (91) (34,089) (162)
Disposals
b
- - - - - - - -
Write-offs
c
- - - - (104) (104) (104) (104)
As

at

31

December

2019
d
89,200 114 7,515 234 1,163 383 97,878 731
Notes
a

Changes

to

models

used

for

calculation

include

a

£48m

movement

in

Credit

cards,

unsecured

loans

and

other

retail

lending

and

a

£28m

movement

in

Wholesale

loans

.

These
reflect

methodology

changes

made

during

the

year.

Barclays

continually

review

the

output

of

models

to

determine

accuracy

of

the

ECL

calculation

including

review

of

model
monitoring,

external

benchmarking

and

experience

of

model

operation

over

an

extended

period

of

time.

This

ensures

that

the

models

used

continue

to

reflect

the

risks

inherent
across

the

businesses.
b

The

£787m

movement

of

gross

loans

and

advances

disposed

of

across

Home

Loans

relates

to

the

sale

of

a

portfolio

of

mortgages

from

the

Italian

loan

book.

The

£54m

disposal
reported

within

Credit

cards,

unsecured

loans

and

other

retai

l

lending

portfolio

relates

to

debt

sa

les

undertaken

during

the

year.

c
In

2019,

gross

write

-offs

amounted

to

£1,

293m

(2018:

£1,456m)

and

post

write

-off

recoveries

amounted

to

£73m

(2018:

£86m).

Net

write

-offs

represent

gross

write

-offs

less
post

write

-off

recoverie

s

and

amounted

to

£1,220m

(2018:

£1,370m).
d

Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through

other
comprehensive

income,

accrued

income

and

sundry

debtors.

These

have

a

total

gross

exposure

of

£125.5bn

(December

2018:

£120.1bn)

and

impairment

allowance

of

£22m
(December

2018:

£11m).

This

comprises

£10m

ECL

(December

2018

£9m)

on

£124.7bn

stage

1

assets

(December

2018:

£119.6bn)

and

£2m

(December

2018:

£2m)

on

£0.8bn
stage

2

fair

value

through

other

comprehensive

income

assets,

cash

collateral

and

settlement

assets

(December

2018:

£0.5bn)

and

£10m

(December

2018:

£

nil

)

on

£10m

Stage

3
other

assets

(December

2018:

£nil

).

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

51
Reconciliation

of

ECL

movement

to

impairment

charge/(release)

for

the

period
£m
Home

loans
(6)
Credit

cards,

unsecured

loans

and

other

retail

lending
1,056
Wholesale

loans
133
ECL

movement

excluding

assets

derecognised

due

to

disposals

and

write

-offs
1,183
Post

write

-

off

recoveries
(73)
Exchange

and

other

adjustments
a
31
Impairment

charge

on

loan

commitments

and

financial

guarantees
55
Impairment

charge

on

other

financial

assets
b
6
Income

statement

charge

for

the

period
1,202
Notes
a

Includes

foreign

exchange

and

interest

and

fees

in

suspense.
b

Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through

other
comprehensive

income,

accrued

income

and

sundry

debtors.

These

have

a

total

gross

exposure

of

£125.5bn

(December

2018:

£120.1bn)

and

impairment

allowance

of

£22m
(December

2018:

£11m).

This

comprises

£10m

ECL

(December

2018

£9m)

on

£124.7bn

stage

1

assets

(December

2018:

£119.6bn)

and

£2m

(December

2018:

£2m)

on

£0.8bn
stage

2

fair

value

through

other

comprehensive

income

assets,

cash

collateral

and

settlement

assets

(December

2018:

£0.5bn)

and

£10m

(December

2018:

£nil

)

on

£10m

Stage

3
other

assets

(December

2018:

£nil).

Loan

commitments

and

financial

guarantees
(audited)
Stage

1
Stage

2
Stage

3
Total
Barclays

Bank

Group
Gross ECL Gross ECL Gross ECL Gross ECL
£m £m £m £m £m £m £m £m
Home

loans
As

at

1

January

2019
15 - 1 - - - 16 -
Net

transfers

between

stages
- - - - - - - -
Business

activity

in

the

year
18 - - - - - 18 -
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to

exposure
and

risk

parameter

changes
1 - (1) - - - - -
Final

repayments
- - - - - - - -
As

at

31

December

2019
34 - - - - - 34 -
Credit

cards,

unsecured

loans

and

other

retail

lending
As

at

1

January

2019
74,624 32 4,304 21 69 20 78,997 73
Net

transfers

between

stages
251 4 (981) (3) 730 (1) - -
Business

activity

in

the

year
13,322 2 173 - 6 6 13,501 8
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to

exposure
and

risk

parameter

changes
1,169 (15) (810) (2) (725) (10) (366) (27)
Final

repayments
(11,109) (1) (633) (1) (13) (1) (11,755) (3)
As

at

31

December

2019
78,257 22 2,053 15 67 14 80,377 51
Wholesale

loans
As

at

1

January

2019
173,951 59 12,139 83 352 2 186,442 144
Net

transfers

between

stages
(881) 7 585 (8) 296 1 - -
Business

activity

in

the

year
53,666 22 2,777 22 16 - 56,459 44
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to

exposure
and

risk

parameter

changes
686 (1) 1,211 36 238 41 2,135 76
Final

repayments
(44,421) (24) (4,659) (36) (266) (3) (49,346) (63)
As

at

31

December

2019
183,001 63 12,053 97 636 41 195,690 201

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

52
Gross

exposure

for

loans

and

advances

at

amortised

cost

(audited)
Barclays

Bank

Group
Stage

1
Stage

2
Stage

3
Total
£m £m £m £m
As

at

1

January

2018
266,173 49,592 9,081 324,846
Disposal

of

business

to

Barclays

Bank

UK

PLC
(155,390) (27,978) (4,202) (187,570)
Net

transfers

between

stages
4,999 (6,196) 1,197 -
Business

activity

in

the

year
51,044 1,650 122 52,816
Net

drawdowns

and

repayments
(5,635) 767 155 (4,713)
Final

repayments
(33,493) (3,811) (654) (37,958)
Disposals (5,109) - (54) (5,163)
Write-

offs
- - (1,456) (1,456)
As

at

31

December

2018
122,589 14,024 4,189 140,802
Impairment

allowance

on

loans

and

advances

at

amortised

cost

(audited)
Barclays

Bank

Group
Stage

1
Stage

2
Stage

3
Total
£m £m £m £m
As

at

1

January

2018
608 3,112 3,382 7,102
Disposal

of

business

to

Barclays

Bank

UK

PLC
(168) (1,490) (1,278) (2,936)
Net

transfers

between

stages
664 (995) 331 -
Business

activity

in

the

year
191 114 57 362
Net

re

-measurement

and

movement

due

to

exposure

and

risk
parameter

changes
(740) 597 1,189 1,046
UK

economic

uncertainty

adjustment
- 50 - 50
Final

repayments
(66) (133) (72) (271)
Disposals - - (54) (54)
Write-

offs
- - (1,456) (1,456)
As

at

31

December

2018
a
489 1,255 2,099 3,843
Reconciliation

of

ECL

movement

to

impairment

charge/(release)
for

the

period
ECL

movement

excluding

assets

derecognised

due

to

disposals

and
write-

offs
1,187
Post

write-

off

recoveries
(86)
Exchange

and

other

adjustments
(212)
Impairment

release

on

loan

commitments

and

financial

guarantees
b
(48)
Impairment

charge

on

other

financial

assets
3
Income

statement

charge/(release)

for

the

period
c
844
Notes
a

Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through

other
comprehensive

income,

accrued

income

and

sundry

debtors.

These

have

a

total

gross

exposure

of

£120.1bn

(1

January

2018:

£128.1bn)

and

impairment

allowance

of

£11m

(1
January

2018:

£9m).

This

comprises

£9m

ECL

on

£119.6bn

stage

1

as

sets

and

£2m

on

£0.5bn

stage

2

fair

value

through

other

comprehensive

income

assets.

b

Impairment

release

of

£48m

on

loan

commitments

and

financial

guarantees

represents

reduction

in

impairment

allowance

excluding

disposal

of

business

to

Barclays

Bank

UK

PLC
of

£116m

and

exchange

and

other

adjustments

of

£68m.
c

Barclays

Bank

PLC

transferred

its

UK

banking

business

on

1

April

2018

to

Barclays

Bank

UK

PLC.

Net

impairment

charge

of

£201m

(Impairment

charges:

£217m

and

recoveries:
£16m)

relating

to

the

UK

banking

business

for

the

three

months

ended

31

March

2018

is

included

in

the

reconciliation

in

“Income

statement

charge/(release)

for

the

period”.

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

53
Gross

exposure

for

loans

and

advances

at

amortised

cost
Continuing

operations
Barclays

Bank

Group
Stage

1
Stage2 Stage3 Total
£m £m £m £m
As

at

1

January

2018
113,375 19,913 4,831 138,119
Net

transfers

between

stages
3,795 (4,588) 793 -
Business

activity

in

the

year
43,520 1,188 48 44,756
Net

drawdowns

and

repayments
(2,773) 1,117 486 (1,170)
Final

repayments
(30,219) (3,606) (590) (34,415)
Disposals (5,109) - (54) (5,163)
Write-offs - - (1,325) (1,325)
As

at

31

December

2018
122,589 14,024 4,189 140,802
Impairment

allowance

on

loans

and

advances

at

amortised

cost
Continuing

operations
Barclays

Bank

Group
Stage

1
Stage2 Stage3 Total
£m £m £m £m
As

at

1

January

2018
437 1,713 2,108 4,258
Net

transfers

between

stages
446 (697) 251 -
Business

activity

in

the

year
167 86 30 283
Net

re-measurement

and

movement

due

to

exposure

and

risk

parameter
changes
(506) 220 1,151 865
UK

economic

uncertainty

adjustment
- 50 - 50
Final

repayments
(55) (117) (62) (234)
Disposals - - (54) (54)
Write-offs - - (1,325) (1,325)
As

at

31

December

2018
489 1,255 2,099 3,843
Gross

exposure

for

loans

and

advances

at

amortised

cost
Discontinued

operations
Barclays

Bank

Group
Stage

1
Stage2 Stage3 Total
£m £m £m £m
As

at

1

January

2018
152,798 29,679 4,250 186,727
Net

transfers

between

stages
1,204 (1,608) 404 -
Business

activity

in

the

year
7,524 462 74 8,060
Net

drawdowns

and

repayments
(2,862) (350) (331) (3,543)
Final

repayments
(3,274) (205) (64) (3,543)
Write-offs - - (131) (131)
Transferred

to

Barclays

Bank

UK

PLC

on

1

April

2018
155,390 27,978 4,202 187,570
Impairment

allowance

on

loans

and

advances

at

amortised

cost
Discontinued

operations
Barclays

Bank

Group
Stage

1
Stage2 Stage3 Total
£m £m £m £m
As

at

1

January

2018
171 1,399 1,274 2,844
Net

transfers

between

stages
218 (298) 80 -
Business

activity

in

the

year
24 28 27 79
Net

re-measurement

and

movement

due

to

exposure

and

risk

parameter
changes
(234) 377 38 181
Final

repayments
(11) (16) (10) (37)
Write-offs - - (131) (131)
Transferred

to

Barclays

Bank

UK

PLC

on

1

April

2018
168 1,490 1,278 2,936

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

54
Stage

2

decomposition
Loans

and

advances

at

amortised

cost
a
2019 2018
Gross

Exposure
Impairment
allowance
Gross

Exposure
Impairment
allowance
As

at

31

December
£m

£m
£m

£m
Quantitative

test
8,415 848 10,357 1,116
Qualitative

test
3,365 181 3,324 118
30

days

past

due

backstop
859 29 343 21
Total

Stage

2
12,639 1,058 14,024 1,255

Note
a

Where

balances

satisfy

more

than

one

of

the

above

three

criteria

for

determining

a

significant

increase

in

credit

risk,

the

corresponding

gross

exposure

and

ECL

has

been

assigned
in

order

of

categories

presented.

Stage

2

exposures

are

predominantly

identified

using

quantitative

tests

where

the

lifetime

PD

has

deteriorated

more

than

a

pre

-

determined

amount
since

origination.

This

is

augmented

by

inclusion

of

accounts

meeting

the

designated

high

risk

criteria

(including

watchlist)

for

the

portfolio

under
the

qualitative

test.

Qualitative

tests

include

£1.7bn

relating

to

Corporate

and

Investment

Bank,

£0.9bn

relating

to

Barclaycard

International

and
£0.7bn

relating

to

Private

Bank.
A

small

number

of

other

accounts

(3%

of

impairment

allowances

and

7%

of

gross

exposure)

are

included

in

Stage

2.

These

accounts

are

not
otherwise

identified

by

the

quantitative

or

qualitative

tests

but

are

more

than

30

day

s

past

due.

The

percentage

triggered

by

these

backstop

criteria
is

a

measure

of

the

effectiveness

of

the

Stage

2

criteria

in

identifying

deterioration

prior

to

delinquency.

These

balances

include

items

in

Corporate
and

Investment

Bank

for

reasons

such

as

outstanding

interest

and

fees

rather

than

principal

balances

.
For

further

detail

on

the

three

criteria

for

determining

a

significant

increase

in

credit

risk

required

for

Stage

2

classification,

refer

to

Note

7.

Stage

3

decomposition
Loans

and

advances

at

amortised

cost
2019 2018
Gross

Exposure
Impairment
allowance
Gross

Exposure
Impairment
allowance
As

at

31

December
£m

£m
£m

£m
Exposures

not

charged

-off

including

within

cure

period
a
1,429 490 1,410 509
Exposures

individually

assessed

or

in

recovery

book
b
2,919 1,656 2,779 1,590
Total

Stage

3
4,348 2,146 4,189 2,099
Notes
a

Includes

£0.6bn

of

gross

exposure

in

a

cure

period

that

must

remain

in

Stage

3

for

a

minimum

of

12

months

before

moving

to

Stage

2.
b

Exposures

individually

assessed

or

in

recovery

book

cannot

cure

out

of

Stage

3.
Management

adjustments

to

models

for

impairment

(audited)
Management

adjustments

to

impairment

models

are

applied

in

order

to

factor

in

certain

conditions

or

changes

in

policy

that

are

not

fully
incorporated

into

the

impairment

models,

or

to

reflect

additional

facts

and

circumstances

at

the

period

end.

Management

adjustments

are
reviewed

and

incorporated

into

future

model

development

where

applicable.
Total

management

adjustments

to

impairment

allowance

are

presented

by

product

below.

Management

adjustments

to

models

for

impairment

(audited)
a
2019 2018
Management
adjustments

to
impairment
allowances
Proportion

of
total

impairment
allowances
Management
adjustments

to
impairment
allowances
Proportion

of
total

impairment
allowances
As

at

31

December
£m % £m %
Home

loans
- - 4 1.1
Credit

cards,

unsecured

loans

and

other

retail

lending
3 0.1 (18) (0.7)
Wholesale

loans
(40) (5.5) (12) (1.7)
Total (37) (1.0) (26) (0.7)
Note
a

Positive

values

relate

to

an

in

crease

in

impairment

allowance.

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

55
Credit

cards,

unsecured

loans

and

other

retail

lending:

Following

recent

portfolio

analysis

and

industry

benchmarking,

a

release

was

applied

to
the

US

Cards

portfolio

to

account

for

changes

in

the

modelled

lifetime

of

credit

cards

in

Stage

2.

This

adjustment

will

be

removed

once

updates

to
the

model

have

been

incorporated.

Wholesale

loans:

Adjustments

include

a

release

in

Investment

Bank

to

reduce

inappropriate

ECL

sensitivity

to

a

macroeconomic

variable

and

model
adjustments

in

CIB

related

to

Probability

of

Default

at

origination

and

Loss

Given

Default

floors.
A

£50m

ECL

adjustment

is

held

in

CIB

for

the

anticipated

impact

of

economic

uncertainty

in

the

UK,

first

taken

in

December

2018

and

retained

as

at
2019

year

-

end.

Measurement

uncertainty

and

sensitivity

analysis
The

measurement

of

ECL

involves

complexity

and

judgement,

including

estimation

of

probabilities

of

default

(PD),

loss

given

default

(LGD),

a

range
of

unbiased

future

economic

scenarios,

estimation

of

expected

lives,

estimation

of

exposures

at

default

(EAD)

and

assessing

significant

increases

in
credit

risk.

The

Barclays

Bank

Group

uses

a

five-

scenario

model

to

calculate

ECL.

An

external

consensus

foreca

st

is

assembled

from

key

sources,

including

HM
Treasury

(short

and

medium

term

forecasts)

,

Bloomberg

(based

on

median

of

economic

forecasters)

and

the

Urban

Land

Institute

(for

US

House
Prices)

,

which

forms

the

B

aseline

scenario.

In

addition,

two

adverse

scenarios

(Downside

1

and

Downside

2)

and

two

favourable

scenarios

(Upside
1

and

Upside

2)

are

derived,

with

associated

probability

weightings.

The

adverse

scenarios

are

calibrated

to

a

similar

severity

to

internal

stress

tests,
whilst

also

considering

IFR

S

9

specific

sensitivities

and

non

-

linearity.

Downside

2

is

benchmarked

to

the

Bank

of

England’s

annual

cyclical

scenarios
and

to

the

most

severe

scenario

from

Moody’s

inventory,

but

is

not

designed

to

be

the

same.

The

favourable

scenarios

are

calibrated

to

be
symmetric

to

the

adverse

scenarios,

subject

to

a

ceiling

calibrated

to

relevant

recent

favourable

benchmark

scenarios.

All

scenarios

are

regenerated
at

a

minimum

annually.

The

scenarios

include

eight

economic

variables,

(GDP,

unemployment,

House

Price

Index

(HPI)

and

base

rates

in

both

the
UK

and

US

markets),

and

expanded

variables

using

statistical

models

ba

sed

on

historical

correlations.

The

upside

and

downside

shocks

are
designed

to

evolve

over

a

five-

year

stress

horizon,

with

all

five

scenarios

con

verging

to

a

steady

state

after

approximately

eight

years.

Scenario

weights

(audited)
The

methodology

for

estimating

probability

weights

for

each

of

the

scenarios

involves

a

comparison

of

the

distribution

of

key

historical

UK

and

US
macroeconomic

variables

against

the

forecast

paths

of

the

five

scenarios.

The

m

ethodology

works

such

that

the

B

aseline

(reflecting

current
consensus

outlook)

has

the

highest

weight

and

the

weights

of

adverse

and

favourable

scenarios

de

pend

on

the

deviation

from

the

Baseline;

the
further

from

the

B

aseline,

the

smaller

the

weight.

This

is

reflected

in

the

table

below

where

the

probability

weights

of

the

scenarios

as

of

31
December

2019

are

shown.

A

single

set

of

five

scenarios

is

used

across

all

po

rtfolios

and

all

five

weights

are

normalised

to

equate

to

100%.

The
same

scenarios

and

weights

that

are

used

in

the

estimation

of

expected

credit

losses

are

also

used

for

the

Barclays

Bank

Group

internal

planning
purposes.

The

impacts

across

the

portfolios

are

different

because

of

the

sensitivities

of

each

of

the

portfolios

to

specific

macroeconomic

variables,
for

example,

mortgages

are

highly

sensitive

to

house

prices

and

base

rates,

credit

cards

and

unsecured

consumer

loans

are

highly

sensitive

to
unemployment.

The

tables

below

show

the

macroeconomic

variables

for

each

scenario

and

their

respective

scenario

weights.

Macroeconomic

variables

are
presented

using

the

most

relevant

basis

for

each

variable.

5

-

year

average

tables

and

movement

over

time

graphs

provide

additional

transparency.

Scenario

probability

weighting

(audited)
Upside

2
Upside

1
Baseline
Downside

1
Downside

2

%

%

%

%

%
As

at

31

December

2019
Scenario

probability

weighting
10.1 23.1 40.8 22.7 3.3
As

at

31

December

2018
Scenario

probability

weighting
9.0 24.0 41.0 23.0 3.0

The

weights

of

Upside

2

and

Downside

2

have

increased

slightly

reflecting

the

small

decrease

in

dispersion

in

the

scenarios.

The

impact

on

ECL

is
immaterial.

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

56
Macroeconomic

variables

used

in

the

calculation

of

ECL

(specific

bases)

(audited)
a
Upside

2
Upside

1
Baseline
Downside

1
Downside

2

%

%

%

%

%
As

at

31

December

2019
UK

GDP
b
4.2 2.9 1.6 0.2 (4.7)
UK

unemployment
c
3.4 3.8 4.2 5.7 8.7
UK

HPI
d
46.0 32.0 3.1 (8.2) (32.4)
UK

bank

rate
c
0.5 0.5 0.7 2.8 4.0
US

GDP
b
4.2 3.3 1.9 0.4 (3.4)
US

unemployment
c
3.0 3.5 3.9 5.3 8.5
US

HPI
d
37.1 23.3 3.0 0.5 (19.8)
US

federal

funds

rate
c
1.5 1.5 1.7 3.0 3.5
As

at

31

December

2018
UK

GDP
b
4.5 3.1 1.7 0.3 (4.1)
UK

unemployment
c
3.4 3.9 4.3 5.7 8.8
UK

HPI
d
46.4 32.6 3.2 (0.5) (32.1)
UK

bank

rate
c
0.8 0.8 1.0 2.5 4.0
US

GDP
b
4.8 3.7 2.1 0.4 (3.3)
US

unemployment
c
3.0 3.4 3.7 5.2 8.4
US

HPI
d
36.9 30.2 4.1 - (17.4)
US

federal

funds

rate
c
2.3 2.3 2.7 3.0 3.5

Macroeconomic

variables

used

in

the

calculation

of

ECL

(5

-year

averages)

(audited)
a
Upside

2
Upside

1
Baseline
Downside

1
Downside

2

%

%

%

%

%
As

at

31

December

2019
UK

GDP
3.2 2.4 1.6 0.8 (0.7)
UK

unemployment
3.5 3.9 4.2 5.4 7.7
UK

HPI
7.9 5.7 3.1 (1.1) (6.5)
UK

bank

rate
0.5 0.5 0.7 2.5 3.7
US

GDP
3.5 2.8 1.9 1.0 (0.5)
US

unemployment
3.1 3.6 3.9 5.0 7.5
US

HPI
6.5 4.3 3.0 1.3 (3.7)
US

federal

funds

rate
1.6 1.7 1.7 2.9 3.4
As

at

31

December

2018
UK

GDP
3.4 2.6 1.7 0.9 (0.6)
UK

unemployment
3.7 4.0 4.3 5.1 7.9
UK

HPI
7.9 5.8 3.2 0.9 (6.4)
UK

bank

rate
0.8 0.8 1.0 2.3 3.7
US

GDP
3.7 3.0 2.1 1.1 (0.5)
US

unemployment
3.1 3.5 3.7 4.7 7.4
US

HPI
6.5 5.4 4.1 2.4 (2.6)
US

federal

funds

rate
2.3 2.3 2.7 3.0 3.4

Notes

a

UK

GDP

=

Real

GDP

growth

seasonally

adjusted;

UK

unemployment

=

UK

unemployment

rate

16-year+;

UK

HPI

=

Halifax

All

Houses,

All

Buyers

Index;

US

GDP

=

Real

GDP

growth
seasonally

adjusted;

US

unemployment

=

US

civilian

unemployment

rate

16-year+;

US

HPI

=

FHFA

house

price

index.
b

Highest

annual

growth

in

Upside

scenarios;

5-year

average

in

Baseline;

lowest

annual

growth

in

Downside

scenarios.
c

Lowest

yearly

average

in

Upside

scenarios;

5-year

average

in

Baseline;

highest

yearly

average

in

Downside

scenarios.
d

Cumulative

growth

(trough

to

peak)

in

Upside

scenarios;

5-year

average

in

Baseline;

cumulative

fall

(peak-to-trough)

in

Downside

scenarios.
Over

the

year,

the

macroeconomic

baseline

variables

have

worsened

in

the

US,

in

part

due

to

the

trade

dispute

with

Ch

ina.

Baseline

expectations

for
the

US

federal

funds

rate

have

also

moved

lower

from

2.7%

to

1.7%

averaged

over

the

first

five

years.

Macroeconomic

baseline

variables

in

the

UK
have

remained

fairly

flat

with

a

small

decrease

in

bank

rates

driven

by

market

expectations

of

lower

interest

rates

in

the

next

few

years.

The

other
scenarios

are

generally

unchanged

from

2018,

with

the

exception

of

UK

HPI

in

the

Downside

1

scenario

where

the

cumulative

fall

in

house

prices
now

represents

a

mo

re

severe

fall

of

8.2%

versus

0.5%

in

2018.

The

graphs

below

plot

the

historical

data

for

GDP

growth

rate

and

unemployment

rate

in

the

UK

and

US

as

well

as

the

forecasted

data

under

each
of

the

five

scenarios.

## UK GDP

%

5
4
3
2
1
0
-1
-2
-3
-4
-5
-6
2016
2018
2020
2022
2024
2026
2028
Downside 2
Downside 1
Baseline
Upside 1
Upside 2

## UK unemployment rate

%

10
9
8
7
6
5
4
3
2
1
0
2016
2018
2020
2022
2024
2026
2028
Downside 2
Downside 1
Baseline
Upside 1
Upside 2

## US GDP

%

5
4
3
2
1
0
-1
-2
-3
-4
-5
2016
2018
2020
2022
2024
2026
2028
Downside 2
Downside 1
Baseline
Upside 1
Upside 2

## US unemployment rate

%
9
8
7
6
5
4
3
2
1
0
2016
2018
2020
2022
2024
2026
2028
Downside 2
Downside 1
Baseline
Upside 1
Upside 2

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

57

ECL

under

100%

weighted

scenarios

for

modelled

portfolios

(audited)
The

table

below

shows

the

Expected

Credit

Risk

(ECL)

assuming

scenarios

have

been

100

%

weighted.

Model

exposures

are

allocated

to

a

stage
based

on

the

individual

scenario

rather

than

through

a

probability

-

weighted

approach

as

required

for

Barclays

reported

impairment

allowances.

As
a

result,

it

is

not

possible

to

back

solve

to

the

final

re

ported

weighted

ECL

from

the

individual

scenarios

as

a

balance

may

be

assigned

to

a

different
stage

dependent

on

the

scenario.

Model

exposure

uses

Exposure

at

default

(EAD)

values

and

is

not

directly

comparable

to

gross

exposure

used

in
prior

disclosures.

For

Credit

cards,

unsecured

loans

and

other

retail

lending,

an

average

EAD

measure

is

used

(12

month

or

lifetime

depending

on
stage

allocation

in

each

scenario).

Therefore,

the

model

exposure

movement

into

Stage

2

is

higher

than

the

corresponding

Stage

1

r

eduction.
All

ECL

using

a

model

is

included,

with

the

ex

ception

of

Treasury

assets

(£7.7

m

of

ECL),

providing

additional

coverage

as

compared

to

the

2018
year

-

end

disclosure.

Non

-

modelled

exposures

and

management

adjustments

are

excluded.

Management

adjustments

can

be

found

on

page

54

.
The

prior

year

comparative

includes

key

principal

portfolios

amounting

to

circa

80%

of

total

impairment

allowance.
Model

Exposures

allocated

to

Stage

3

do

not

change

in

any

of

the

scenarios

as

the

transition

criteria

relies

only

on

observable

evidence

of

default

as
at

31

December

2019

and

not

on

macroeconomic

scenarios.
The

Downside

2

scenario

represents

a

severe

globa

l

recession

with

substantial

falls

in

UK

GDP.

Unemployment

rises

towards

9%

and

there

are
substantial

falls

in

asset

prices

including

housing.
Under

the

Downside

2

scenario,

model

exposure

moves

between

stages

as

the

economic

environment

weakens.

This

can

be

seen

in

the

movement
of

£17bn

of

model

exposure

into

Stage

2

between

the

Weighted

and

Downside

2

scenario.

ECL

increases

in

Stage

2

predominantly

due

to
unsecured

portfolios

as

economic

conditions

deteriorate.

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

58
Scenarios
As

at

31

December

2019
Weighted
Upside

2
Upside

1
Baseline
Downside

1
Downside

2
Stage

1

Model

Exposure

(£m)
Home

loans
4,887 4,902 4,894 4,887 4,876 4,863
Credit

cards,

unsecured

loans

and

other

retail

lending
37,599 37,361 37,534 37,269 37,921 38,414
Wholesale

loans
141,272 142,393 142,125 141,806 139,227 126,882
Stage

1

Model

ECL

(£m)
Home

loans
5 4 4 5 5 5
Credit

cards,

unsecured

loans

and

other

retail

lending
350 344 347 342 349 356
Wholesale

loans
184 141 152 164 244 268
Stage

1

Coverage

(%)
Home

loans
0.1 0.1 0.1 0.1 0.1 0.1
Credit

cards,

unsecured

loans

and

other

retail

lending
0.9 0.9 0.9 0.9 0.9 0.9
Wholesale

loans
0.1 0.1 0.1 0.1 0.2 0.2
Stage

2

Model

Exposure

(£m)
Home

loans
511 496 505 512 522 535
Credit

cards,

unsecured

loans

and

other

retail

lending
4,228 3,350 3,540 4,025 5,615 7,204
Wholesale

loans
13,099 11,979 12,246 12,566 15,145 27,489
Stage

2

Model

ECL

(£m)
Home

loans
36 32 34 35 41 47
Credit

cards,

unsecured

loans

and

other

retail

lending
784 584 638 739 1,115 2,450
Wholesale

loans
352 253 280 314 493 1,240
Stage

2

Coverage

(%)
Home

loans
7.1 6.6 6.7 6.8 7.8 8.8
Credit

cards,

unsecured

loans

and

other

retail

lending
18.5 17.4 18.0 18.4 19.8 34.0
Wholesale

loans
2.7 2.1 2.3 2.5 3.3 4.5
Stage

3

Model

Exposure

(£m)
Home

loans
711 711 711 711 711 711
Credit

cards,

unsecured

loans

and

other

retail

lending
1,697 1,697 1,697 1,697 1,697 1,697
Wholesale

loans
a
279 279 279 279 279 279
Stage

3

Model

ECL

(£m)
Home

loans
260 258 259 260 261 264
Credit

cards,

unsecured

loans

and

other

retail

lending
1,382 1,367 1,374 1,380 1,395 1,418
Wholesale

loans
a
3 2 2 3 4 5
Stage

3

Coverage

(%)
Home

loans
36.5 36.3 36.4 36.5 36.7 37.2
Credit

cards,

unsecured

loans

and

other

retail

lending
81.5 80.5 81.0 81.3 82.2 83.6
Wholesale

loans
a
1.0 0.8 0.9 0.9 1.3 1.9
Total

Model

ECL

(£m)
Home

loans
301 294 297 300 307 316
Credit

cards,

unsecured

loans

and

other

retail

lending
2,516 2,295 2,359 2,461 2,859 4,224
Wholesale

loans
a
539 396 434 481 741 1,513

Note
a

Material

wholesale

loan

defaults

are

individually

assessed

across

different

recovery

strategies.

As

a

result,

ECL

of

£398m

is

reported

as

non-
model

led

in

the

table

below.

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

59
Reconciliation

to

total

ECL
£m
Total

model

ECL
3,355
ECL

from

non

-modelled,

individually

assessed,

and

other
adjustments
630
ECL

from

management

adjustments
(37)
Total

ECL
3,948

The

total

weighted

ECL

represents

a

4%

uplift

from

the

Baseline

ECL,

largely

driven

by

wholesale

loans.
Home

loans:

Total

weighted

ECL

of

£30

1

m

represents

a

0.4%

increase

over

the

Baseline

ECL

(£300

m),

reflecting

the

nature

of

the

Italy

portfolio.
Credit

cards,

unsecured

loans

and

other

retail

lending:

Total

weighted

ECL

of

£2,516m

represents

a

2%

increase

o

ver

the

Baseline

ECL

(£2,461m)
reflecting

the

range

of

economic

scenarios

used,

mainly

impacted

by

Unemployment.

Total

ECL

increases

to

£4,22

4

m

under

Downside

2

scenario,
mainly

driven

by

Stage

2,

wh

ere

coverage

rates

increase

to

3

4.0

%

from

a

weighted

scenario

approach

of

18

.5%

and

a

£

3bn

increase

in

model
exposure

that

meets

the

Significant

Increase

in

Credit

Risk

criteria

and

tran

sitions

from

Stage

1

to

Stage

2.
Wholesale

loans:

Total

weighted

ECL

of

£539m

represents

a

12%

increase

over

the

Baseline

ECL

(

£481m)

reflecting

the

range

of

economic
scenarios

used,

with

exposures

in

the

Investment

Bank

particularly

sensitive

to

Downside

2

scenario.

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

60
Scenarios
As

at

31

December

2018
Weighted
Upside

2
Upside

1
Baseline
Downside

1
Downside

2
Stage

1

Gross

Exposure

(£m)
Credit

cards,

unsecured

loans

and

other

retail

lending
15,399 16,345 15,629 15,437 15,063 12,125
Wholesale

loans
80,835 81,346 81,180 80,941 80,517 73,715
Stage

1

ECL

(£m)
Credit

cards,

unsecured

loans

and

other

retail

lending
208 168 202 205 212 231
Wholesale

loans
175 161 163 162 203 242
Stage

1

Coverage

(%)
Credit

cards,

unsecured

loans

and

other

retail

lending
1.4 1.0 1.3 1.3 1.4 1.9
Wholesale

loans
0.2 0.2 0.2 0.2 0.3 0.3
Stage

2

Gross

Exposure

(£m)
Credit

cards,

unsecured

loans

and

other

retail

lending
4,084 3,138 3,853 4,046 4,420 7,358
Wholesale

loans
11,377 10,866 11,031 11,271 11,694 18,496
Stage

2

ECL

(£m)
Credit

cards,

unsecured

loans

and

other

retail

lending
937 719 830 901 1,111 2,414
Wholesale

loans
323 277 290 302 397 813
Stage

2

Coverage

(%)
Credit

cards,

unsecured

loans

and

other

retail

lending
22.9 22.9 21.5 22.3 25.1 32.8
Wholesale

loans
2.8 2.5 2.6 2.7 3.4 4.4
Stage

3

Gross

Exposure

(£m)
Credit

cards,

unsecured

loans

and

other

retail

lending
1,396 1,396 1,396 1,396 1,396 1,396
Wholesale

loans
a
1,165 n/a n/a 1,165 n/a n/a
Stage

3

ECL

(£m)
Credit

cards,

unsecured

loans

and

other

retail

lending
1,181 1,168 1,174 1,181 1,189 1,207
Wholesale

loans
a
333 n/a n/a 323 n/a n/a
Stage

3

Coverage

(%)
Credit

cards,

unsecured

loans

and

other

retail

lending
84.6 83.7 84.1 84.6 85.2 86.5
Wholesale

loans
a
28.6 n/a n/a 27.7 n/a n/a
Total

ECL

(£m)
Credit

cards,

unsecured

loans

and

other

retail

lending
2,326 2,055 2,206 2,287 2,512 3,852
Wholesale

loans
a
831 n/a n/a 787 n/a n/a

Note
a

Material

corporate

loan

defaults

are

individually

assessed

across

different

recovery

strategies

which

are

impacted

by

the

macroeconomic
variables.

As

a

result,

only

the

Baseline

scenario

is

shown

together

with

the

weighted

estimate

which

reflects

alternative

recovery

paths.

Staging

sensitivity

(audited)
An

increase

of

1%

(£1,4

53

m)

of

total

gross

exposure

into

Stage

2

(from

Stage

1),

would

result

in

an

increase

in

ECL

impairment

allowance

of
£1

16

m

based

on

applying

the

difference

in

Stage

2

and

Stage

1

average

impairment

coverage

ratios

to

the

movement

in

gross

exposure

(refer

to
Loans

and

advances

at

amo

rtised

cost

by

product

on

page

49

).

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

61
Analysis

of

the

concentration

of

credit

risk
A

concentration

of

credit

risk

exists

when

a

number

of

counterparties

are

located

in

a

common

geographical

region

or

are

engaged

in

similar
activities

and

have

similar

economic

characteristics

that

would

cause

their

ability

to

meet

contractual

obligations

to

be

similarly

affected

by
changes

in

economic

or

other

conditions.

Barclays

Bank

Group

implements

limits

on

concentrations

in

order

to

mitigate

the

risk.

The

analyses

of
credit

risk

concentrations

prese

nted

below

are

based

on

the

location

of

the

counterparty

or

customer

or

the

ind

ustry

in

which

they

are

engaged

.

Geographic

concentrations
Exposure

is

concentrated

in

the

Americas

43%

(2018:

43%),

in

the

UK

26%

(2018:

26%)

and

Europe

24%

(2018:

25

%).

Credit

risk

concentrations

by

geography

(audited)
Barclays

Bank

Group
United
Kingdom Americas Europe Asia
Africa

and
Middle

East
Total
As

at

31

December

2019
£m £m £m £m £m £m
On-balance

sheet:
Cash

and

balances

at

central

banks
29,791 28,273 52,003 15,128 745 125,940
Cash

collateral

and

settlement

balances

23,775 23,593 25,955 5,326 837 79,486
Loans

and

advances

at

amortised

cost
62,568 45,863 24,450 5,881 2,874 141,636
Reverse

repurchase

agreements

and

other

similar

secured

lending
12 15 401 470 833 1,731
Trading

portfolio

assets
11,538 27,249 12,922 4,786 763 57,258
Financial

assets

at

fair

value

through

the

income

statement
26,363 70,832 11,272 12,534 1,921 122,922
Derivative

financial

instruments
70,256 63,337 83,165 11,189 1,694 229,641
Financial

assets

at

fair

value

through

other

comprehensive

income
8,383 16,092 17,884 2,945 101 45,405
Other

assets
407 124 81 2 - 614
Total

on

-balance

sheet
233,093 275,378 228,133 58,261 9,768 804,633
Off-balance

sheet:
Contingent

liabilities
6,789 10,838 3,862 1,562 726 23,777
Loan

commitments
39,247 192,857 33,182 3,130 1,611 270,027
Total

off-balance

sheet
46,036 203,695 37,044 4,692 2,337 293,804
Total
279,129 479,073 265,177 62,953 12,105 1,098,437
As

at

31

December

2018
On-balance

sheet:
Cash

and

balances

at

central

banks
39,143 36,045 51,395 9,064 712 136,359
Cash

collateral

and

settlement

balances
24,611 22,184 22,309 4,872 376 74,352
Loans

and

advances

at

amortised

cost
54,700 46,799 27,470 4,952 3,038 136,959
Reverse

repurchase

agreements

and

other

similar

secured

lending
45 68 97 83 1,320 1,613
Trading

portfolio

assets
12,296 34,369 13,374 3,616 713 64,368
Financial

assets

at

fair

value

through

the

income

statement
30,305 73,475 20,984 13,556 1,758 140,078
Derivative

financial

instruments
69,943 58,699 80,003 12,172 1,866 222,683
Financial

investments

-

debt

securities
9,529 10,959 21,546 2,786 163 44,983
Other

assets
448 110 137 3 1 699
Total

on

-balance

sheet
241,020 282,708 237,315 51,104 9,947 822,094
Off-balance

sheet:
Contingent

liabilities
5,001 8,996 3,572 1,289 536 19,394
Loan

commitments
42,224 175,951 34,447 3,310 1,836 257,768
Total

off-balance

sheet
47,225 184,947 38,019 4,599 2,372 277,162
Total 288,245 467,655 275,334 55,703 12,319 1,099,256

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

62
Industry

concentrations
Total

assets

concentrated

in

banks

and

other

financial

institutions

is

46%

(2018:

4

6%),

predominantly

within

derivative

financial

instruments

and
financial

assets.

The

proportion

of

the

overall

balance

concentrated

in

gov

ernments

and

central

banks

is

20%

(2018:

21

%).
Credit

risk

concentrations

by

industry

(audited)
Barclays

Bank

Group
Banks
Other
financial
insti-
tutions
Manu

-
facturing
Const

-
ruction
and

property
Govern-
ment

and
central
bank
Energy
and
water
Wholesale
and

retail
distribution

and

leisure
Business
and

other
services
Home
loans
Cards,

unsecured
loans

and

other
personal

lending Other Total
As

at

31

December

2019
£m £m £m £m £m £m £m £m £m £m £m £m
On

-balance

sheet:
Cash

and

balances

at
central

banks
4 - - - 125,936 - - - - - - 125,940
Cash

collateral

and
settlement

balances

16,638 54,582 516 64 6,122 536 51 642 - - 335 79,486
Loans

and

advances

at
amortised

cost
9,185 20,230 7,940 13,610 11,402 5,278 8,226 14,588 10,986 33,560 6,631 141,636
Reverse

repurchase
agreements

and

other
similar

secured

lending
1,172 486 - - 73 - - - - - - 1,731
Trading

portfolio

assets
2,806 9,050 2,787 1,053 32,298 2,996 842 3,158 - - 2,268 57,258
Financial

assets

at

fair

value
through

the

income
statement 11,694 97,824 620 3,609 5,340 37 - 3,318 358 - 122 122,922
Derivative

financial
instruments 125,612 83,286 2,049 2,273 7,811 3,077 562 1,635 - 2 3,334 229,641
Financial

assets

at

fair

value
through

other
comprehensive

income
13,158 2,938 - 208 28,489 - - 415 - - 197 45,405
Other

assets
180 312 1 - 2 7 - 104 - 2 6 614
Total

on

-balance

sheet
180,449 268,708 13,913 20,817 217,473 11,931 9,681 23,860 11,344 33,564 12,893 804,633
Off

-balance

sheet:
Contingent

liabilities
1,250 8,043 3,549 703 1,231 3,318 1,072 2,831 - 109 1,671 23,777
Loan

commitments
1,861 47,619 42,001 13,358 1,703 29,865 14,320 22,491 49 73,573 23,187 270,027
Total

off

-balance

sheet
3,111 55,662 45,550 14,061 2,934 33,183 15,392 25,322 49 73,682 24,858 293,804
Total 183,560 324,370 59,463 34,878 220,407 45,114 25,073 49,182 11,393 107,246 37,751 1,098,437
As

at

31

December

2018
On

-balance

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

on

-balance

sheet
197,584 255,094 15,092 21,697 224,141 12,852 11,602 25,449 13,565 32,818 12,200 822,094
Off

-balance

sheet:
Contingent

liabilities
939 3,841 3,470 626 980 3,491 952 3,445
-

116 1,524 19,384
Loan

commitments
1,265 42,844 39,827 12,280 1,629 26,520 14,127 21,702 1,409 71,781 24,384 257,768
Total

off

-balance

sheet
2,204 46,685 43,297 12,906 2,609 30,011 15,079 25,147 1,409 71,897 25,908 277,162
Total 199,788 301,779 58,389 34,603 226,750 42,863 26,681 50,606 14,974 104,715 38,108 1,099,256

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

63
Approach

to

management

and

representation

of

credit

quality
Asset

credit

quality

The

credit

quality

distribution

is

based

on

the

IFRS

9

12

month

probability

of

default

(PD)

at

the

reporting

date

to

ensure

comparability

with

other
ECL

disclosures

on

pages

49

to

54.
The

Barclays

Bank

Group

uses

the

following

internal

measures

to

determine

credit

quality

for

loans:
Retail

and

Wholesale
lending
Default

Grade
Probability

of

default
Credit

Quality

Description
1

-

3
0.0

to

<

0.05%
Strong
4

-

5

0.05

to

<

0.15%
6

-

8

0.15

to

<

0.30%
9

-

11

0.30

to

<

0.60%
12

-

14
0.60

to

<

2.15%
Satisfactory
15

-

19

19

2.15

to

<

10

%

10

to

<

11.35%
20

-

21

11.35%

to

<

100

%
Higher

Risk
22 100%
Credit

Impaired

For

retail

clients,

a

range

of

analytical

tools

is

used

to

derive

the

probability

of

default

of

clients

at

inception

and

on

an

ongoing

basis.

T

hese

credit

quality

descriptions

can

be

summarised

as

follows:
Strong:

there

is

a

very

high

likelihood

of

the

asset

being

recovered

in

full.
Satisfactory:

while

there

is

a

high

likelihood

that

the

asset

will

be

recovered

and

therefore,

of

no

cause

for

concern

to

the

Barclays

Bank

Group,

the
asset

may

not

be

collateralised,

o

r

may

relate

to

unsecured

retail

facilities.

At

the

lower

end

of

this

grade

there

are

customers

that

are

being

more
carefully

monitored,

for

example,

corporate

customers

which

are

indicating

some

evidence

of

deterioration,

mortgages

with

a

high

loan

to

value,
and

unsecured

retail

loans

operating

outside

normal

product

guidelines.
Higher

risk:

there

is

concern

over

the

obligor’s

ability

to

make

payments

when

due.

However,

these

have

not

yet

converted

to

actual

delinquency

.
There

may

also

be

doubts

over

the

value

of

collateral

or

security

provided.

However,

the

borrower

or

counterparty

is

continuing

to

make

payments
when

due

and

is

expected

to

settle

all

outstanding

amounts

of

principal

and

interest.

Debt

securities
For

assets

held

at

fair

value,

the

carryin

g

value

on

the

balance

sheet

will

include,

among

other

things,

the

credit

risk

of

the

issuer.

Most

listed

and
some

unlisted

securities

are

rated

by

external

rating

agencies.

The

Barclays

Bank

Group

mainly

uses

external

credit

ratings

provided

by

Standard

&
Poor’s,

Fitch

or

Moody’s

.

Where

such

ratings

are

not

available

or

are

not

current,

the

Barclays

Bank

Group

will

use

its

own

internal

ratings

for

the
securities.

Balance

sheet

credit

quality
The

following

tables

present

the

credit

quality

of

Barclays

Bank

Group

assets

exposed

to

credit

risk.

Overview
As

at

31

December

2019

,

the

ratio

of

the

Barclays

Bank

Group’s

on

-

balance

sheet

assets

classified

as

strong

(0.0

<

0.60%)

remained

stable

at

85

%
(2018:

86

%)

of

total

assets

exposed

to

credit

risk.

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

64
Balance

sh

eet

credit

quality

(audited)
Barclays

Bank

Group
PD

Range
0.0

to
<0.60%
0.60

to
<11.35%
11.35%

to
100% Total
0.0

to
<0.60%
0.60

to
<11.35%
11.35%

to
100% Total
As

at

31

December

2019
£m £m £m £m % % % %
Cash

and

balances

at

central

banks
125,940 - - 125,940 100 - - 100
Cash

collateral

and

settlement

balances
69,351 10,135 - 79,486 87 13 - 100
Loans

and

advances

at

amortised

cost
Home

loans
7,536 2,626 824 10,986 68 24 8 100
Credit

cards,

unsecured

loans

and

other

retail
lending
13,631 18,019 1,853 33,503 40 54 6 100
Wholesale

loans
75,638 19,716 1,793 97,147 78 20 2 100
Total

loans

and

advances

at

amortised

cost
96,805 40,361 4,470 141,636 69 28 3 100
Reverse

repurchase

agreements

and

other
similar

secured

lending
1,642 89
-
1,731 95 5 - 100
Trading

portfolio

assets:
Debt

securities
48,258 3,479 143 51,880 93 7 - 100
Traded

loans
864 3,219 1,295 5,378 16 60 24 100
Total

trading

portfolio

assets
49,122 6,698 1,438 57,258 85 12 3 100
Financial

assets

at

fair

value

through

the
income

statement:
Loans

and

advances
11,030 7,880 227 19,137 58 41 1 100
Debt

securities
4,786 404 30 5,220 91 8 1 100
Reverse

repurchase

agreements
63,411 34,232 180 97,823 65 35 - 100
Other

financial

assets
736 6 - 742 99 1 - 100
Total

financial

assets

at

fair

value

through

the
income

statement
79,963 42,522 437 122,922 65 35 - 100
Derivative

financial

instruments
216,508 13,012 121 229,641 94 6 - 100
Financial

assets

at

fair

value

through

other
comprehensive

income
45,405 - - 45,405 100 - - 100
Other

assets
501 113 - 614 82 18 - 100
Total

on

-balance

sheet
685,237 112,930 6,466 804,633 85 14 1 100
As

at

31

December

2018
Cash

and

balances

at

central

banks
136,359 - - 136,359 100 - - 100
Cash

collateral

and

settlement

balances
67,585 6,763 4 74,352 91 9 - 100
Loans

and

advances

at

amortised

cost
Home

loans
8,993 3,220 947 13,160 69 24 7 100
Credit

cards,

unsecured

loans

and

other

retail
lending
14,893 17,489 1,409 33,791 44 52 4 100
Wholesale

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
100,626 38,002 1,450 140,078 72 27 1 100
Derivative

financial

instruments
211,841 10,790 52 222,683 95 5 - 100
Financial

assets

at

fair

value

through

other
comprehensive

income
44,835 148 - 44,983 100 - - 100
Other

assets
426 273 - 699 61 39 - 100
Total

on

-balance

sheet
705,413 110,057 6,624 822,094 86 13 1 100

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

65
Credit

exposures

by

internal

PD

grade
The

below

tables

represents

credit

risk

profile

by

PD

grade

for

loans

and

advances

at

amortised

cost,

contingent

liabilities

and

loan

commitments.
Stage

1

higher

risk

assets,

presented

gross

of

associated

collateral

held,

are

of

weaker

credit

quality

but

have

not

significantly

deteriorated

since
origination.

Examples

would

include

leveraged

corporate

loans

or

non

-

prime

credit

cards.
IFRS

9

Stage

1

and

Stage

2

classification

is

not

dependent

solely

on

the

absolute

probability

of

default

but

on

elements

that

determine

a

Significant
Increase

in

Credit

Risk

(see

Note

7

on

pg

115

),

including

relative

movement

in

probability

of

default

since

initial

recognition.

There

is

therefore

no
direct

relationship

between

credit

quality

and

IFRS

9

stage

classification.

Barclays

Bank

Group
As

at

31

December

2019
Credit

risk

profile

by

internal

PD

grade

for

loans

and

advances

at

amortised

cost

(audited)
Gross

carrying

amount
Allowance

for

ECL
Net
exposure
Coverage
ratio
PD

range
Credit

quality
description
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
Grading % £m £m £m £m £m £m £m £m £m %
1

-

3
0.0

to

<

0.05%
Strong 37,430 564 - 37,994 9 15 - 24 37,970 0.1
4

-

5
0.05

to

<

0.15%
Strong 17,117 783 - 17,900 6 - - 6 17,894 -
6

-

8
0.15

to

<

0.30%
Strong
15,020 581 - 15,601 16 1 - 17 15,584
0.1
9

-

11
0.30

to

<

0.60%
Strong
24,490 944 - 25,434 71 6 - 77 25,357
0.3
12

-

14
0.60

to

<

2.15%
Satisfactory 24,211 1,740 - 25,951 134 102 - 236 25,715 0.9
15

-

19
2.15

to

<

10%
Satisfactory 7,491 5,450 - 12,941 185 339 - 524 12,417 4.0
19
10

to

<

11.35%
Satisfactory 1,945 339 - 2,284 21 34 - 55 2,229 2.4
20

-

21
11.35

to

<

100%
Higher

Risk
641 2,238 - 2,879 50 561 - 611 2,268 21.2
22 100%
Credit
Impaired
- - 4,348 4,348 - - 2,146 2,146 2,202
49.4
Total 128,345 12,639 4,348 145,332 492 1,058 2,146 3,696 141,636 2.5

As

at

31

December

2018
Credit

risk

profile

by

internal

PD

grade

for

loans

and

advances

at

amortised

cost

(audited)
Gross

carrying

amount
Allowance

for

ECL
Net
exposure
Coverage
ratio
PD

range
Credit

quality
description
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
Grading % £m £m £m £m £m £m £m £m £m %
1

-

3
0.0

to

<

0.05%
Strong 27,116 434 - 27,550 21 7 - 28 27,522 0.1
4

-

5
0.05

to

<

0.15%
Strong 17,651 556 - 18,207 2 1 - 3 18,204 -
6

-

8
0.15

to

<

0.30%
Strong 12,531 353 - 12,884 19 7 - 26 12,858 0.2
9

-

11
0.30

to

<

0.60%
Strong 29,577 880 - 30,457 64 11 - 75 30,382 0.2
12

-

14
0.60

to

<

2.15%
Satisfactory
28,638 3,344 - 31,982 178 139 - 317 31,665
1.0
15

-

19
2.15

to

<

10%
Satisfactory
5,696 5,101 - 10,797 163 404 - 567 10,230
5.3
19
10

to

<

11.35%
Satisfactory 1,141 1,307 - 2,448 15 57 - 72 2,376 2.9
20

-

21
11.35

to

<

100%
Higher

Risk
239 2,049 - 2,288 27 629 - 656 1,632 28.7
22 100%
Credit
Impaired
- - 4,189 4,189 - - 2,099 2,099 2,090
50.1
Total 122,589 14,024 4,189 140,802 489 1,255 2,099 3,843 136,959 2.7

As

at

31

December

2019
Credit

risk

profile

by

internal

PD

grade

for

contingent

liabilities
a

(audited)
Gross

carrying

amount
Allowance

for

ECL
Net
exposure
Coverage
ratio
PD

range
Credit

quality
description
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
Grading % £m £m £m £m £m £m £m £m £m %
1

-

3
0.0

to

<

0.05%
Strong 6,198 118 - 6,316 1 - - 1 6,315 -
4

-

5
0.05

to

<

0.15%
Strong 4,199 40 - 4,239 1 - - 1 4,238 -
6

-

8
0.15

to

<

0.30%
Strong
2,953 103 - 3,056 1 - - 1 3,055
-
9

-

11
0.30

to

<

0.60%
Strong
4,551 136 - 4,687 2 2 - 4 4,683
0.1
12

-

14
0.60

to

<

2.15%
Satisfactory 2,529 654 - 3,183 7 8 - 15 3,168 0.5
15

-

19
2.15

to

<

10%
Satisfactory 663 244 - 907 4 8 - 12 895 1.3
19
10

to

<

11.35%
Satisfactory 421 172 - 593 9 9 - 18 575 3.0
20

-

21
11.35

to

<

100%
Higher

Risk
117 282 - 399 - 30 - 30 369 7.5
22 100%
Credit
Impaired
- - 354 354 - - 5 5 349
1.4
Total 21,631 1,749 354 23,734 25 57 5 87 23,647 0.4

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

66
As

at

31

December

2018
Credit

risk

profile

by

internal

PD

grade

for

contingent

liabilities
a

(audited)
Gross

carrying

amount
Allowance

for

ECL
Net
exposure
Coverage
ratio
PD

range
Credit

quality
description
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
Grading % £m £m £m £m £m £m £m £m £m %
1

-

3
0.0

to

<

0.05%
Strong
5,763 38 - 5,801 2 - - 2 5,799
-
4

-

5
0.05

to

<

0.15%
Strong
3,687 129 - 3,816 1 - - 1 3,815
-
6

-

8
0.15

to

<

0.30%
Strong
1,433 55 - 1,488 1 - - 1 1,487
0.1
9

-

11
0.30

to

<

0.60%
Strong
3,206 222 - 3,428 1 3 - 4 3,424
0.1
12

-

14
0.60

to

<

2.15%
Satisfactory
2,544 509 - 3,053 4 5 - 9 3,044
0.3
15

-

19
2.15

to

<

10%
Satisfactory
464 252 - 716 1 3 - 4 712
0.6
19
10

to

<

11.35%
Satisfactory
534 203 - 737 6 5 - 11 726
1.5
20

-

21
11.35

to

<

100%
Higher

Risk
48 229 - 277 - 11 - 11 266
4.0
22 100%
Credit
Impaired
- - 74 74 - - 2 2 72
2.7
Total 17,679 1,637 74 19,390 16 27 2
45 19,345
0.2

As

at

31

December

2019
Credit

risk

profile

by

internal

PD

grade

for

loan

commitments
a

(audited)
Gross

carrying

amount
Allowance

for

ECL
Net
exposure
Coverage
ratio
PD

range
Credit

quality
description
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
Grading % £m £m £m £m £m £m £m £m £m %
1

-

3
0.0

to

<

0.05%
Strong
77,725 990 - 78,715 4 - - 4 78,711
-
4

-

5
0.05

to

<

0.15%
Strong
53,910 1,480 - 55,390 3 - - 3 55,387
-
6

-

8
0.15

to

<

0.30%
Strong
43,728 811 - 44,539 6 1 - 7 44,532
-
9

-

11
0.30

to

<

0.60%
Strong
28,813 1,294 - 30,107 10 2 - 12 30,095
-
12

-

14
0.60

to

<

2.15%
Satisfactory
27,115 2,066 - 29,181 26 9 - 35 29,146
0.1
15

-

19
2.15

to

<

10%
Satisfactory
4,322 2,050 - 6,372 7 21 - 28 6,344
0.4
19
10

to

<

11.35%
Satisfactory
3,454 1,814 - 5,268 4 7 - 11 5,257
0.2
20

-

21
11.35

to

<

100%
Higher

Risk
594 1,852 - 2,446 - 15 - 15 2,431
0.6
22 100%
Credit
Impaired
- - 349 349 - - 50 50 299
14.3
Total 239,661 12,357 349 252,367 60 55 50
165 252,202
0.1

As

at

31

December

2018
Credit

risk

profile

by

internal

PD

grade

for

loan

commitments
a

(audited)
Gross

carrying

amount
Allowance

for

ECL
Net
exposure
Coverage
ratio
PD

range
Credit

quality
description
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
Grading % £m £m £m £m £m £m £m £m £m %
1

-

3
0.0

to

<

0.05%
Strong
71,089 1,590 - 72,679 4 1 - 5 72,674
-
4

-

5
0.05

to

<

0.15%
Strong
50,221 1,368 - 51,589 3 1 - 4 51,585
-
6

-

8
0.15

to

<

0.30%
Strong
24,109 581 - 24,690 3 1 - 4 24,686
-
9

-

11
0.30

to

<

0.60%
Strong
26,740 1,045 - 27,785 7 1 - 8 27,777
-
12

-

14
0.60

to

<

2.15%
Satisfactory
41,076 2,766 - 43,842 31 10 - 41 43,801
0.1
15

-

19
2.15

to

<

10%
Satisfactory
16,089 4,388 - 20,477 23 23 - 46 20,431
0.2
19
10

to

<

11.35%
Satisfactory
919 596 - 1,515 1 7 - 8 1,507
0.5
20

-

21
11.35

to

<

100%
Higher

Risk
668 2,473 - 3,141 3 33 - 36 3,105
1.1
22 100%
Credit
Impaired
- - 347 347 - - 20 20 327
5.8
Total 230,911 14,807 347 246,065 75 77 20
172 245,893
0.1

Note
a

Excludes

loan

commitments

and

financial

guarantees

carried

at

fair

value

of

£17.7bn

(2018:

£11.7

bn)

for

Barclays

Bank

Group

.

Risk

review
Risk

performance
Credit

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

67
Analysis

of

specific

portfolios

and

asset

types
Credit

cards,

unsecured

loans

and

other

retail

lending
The

principal

portfolios

listed

below

accounted

for

83%

(2018:

82%

)

of

Barclays

Bank

Group’s

total

credit

cards,

unsecured

loans

and

other

retail
lending.
Credit

cards

and

unsecured

loans

principal

portfolios
Gross

exposure
30

day

arrears
rate,

excluding
recovery

book
90

day

arrears
rate,

excluding
recovery

book
Annualised

gross
write-off

rate
Annualised

net
write-off

rate
£m % % % %
As

at

31

December

2019
US

cards
22,041 2.7 1.4 4.5 4.4
Barclays

Partner

Finance
4,134 0.9 0.3 1.7 1.7
Germany

consumer

lending
3,683 1.7 0.7 1.1 1.0
As

at

31

December

2018
US

cards
22,178 2.7 1.4 3.6 3.4
Barclays

Partner

Finance
4,216 1.1 0.4 1.7 1.7
Germany

consumer

lending
3,545 1.9 0.8 1.2 1.1

US

cards:
30

and

90

-

day

arrears

rates

remained

stable.

The

annualised

gross

and

net

write-

off

rates

increased

to

4.5%

(2018:

3.6%)

and

4.4%
(2018:

3.4%)

respectively

primarily

driven

by

an

increase

in

charge

-

offs

in

2018.

The

percentage

of

write-

offs

to

charge

-

offs

was

stable

year

on
year.

Barclays

Partner

Finance:
Improvement

in

30

and

90

days

arrears

was

driven

by

better

arrears

management

and

improved

customer

selection.
Annualised

write-

off

rates

remained

flat.

Germany

consumer

lending:
Improvement

in

30

and

90

days

arrears

was

driven

by

better

collections

performance

across

all

products.

Risk

review
Risk

performance
Market

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Summary

of

Contents
Page
◾

Market

risk

overview

and

summary

of

performance
69
Outlines

key

measures

used

to

summarise

the

market

risk

profile

of
the

bank

such

as

value

at

risk

(VaR).
◾

Traded

market

risk
◾

Review

of

management

measures
-

The

daily

average,

maximum

and

minimum

values

of
management

VaR
-

Business

scenario

stresses
69
69
69
70
The

Barclays

Bank

Group

discloses

details

on

management

measures
of

market

risk.

Total

management

VaR

includes

all

trading

positions
and

is

presented

on

a

diversified

basis

by

risk

factor.
This

section

also

outlines

the

macroeconomic

conditions

modelled

as
part

of

the

Barclays

Bank

Group’s

risk

management

framework.

Risk

review
Risk

performance
Market

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

69

All

disclosures

in

this

section

(pages

to

70

)

are

unaudited

unless

otherwise

stated.

Overview

This

section

contains

key

statistics

describing

the

market

risk

profile

of

Barclays

Bank

Group

:
●

page

39

covers

the

management

of

market

risk.

Management

measures

are

shown

on

page

69.
Measures

of

market

risk

in

the

Barclays

Bank

Group

and

accounting

measures
Traded

market

risk

measures

such

as

VaR

and

balance

sheet

exposure

measures

have

fundamental

differences:
●

balance

sheet

measures

show

accruals

-

based

balances

or

marked

to

market

values

as

at

the

reporting

date
●

VaR

measures

also

take

account

of

current

marked

to

market

values,

but

in

addition

hedging

effects

between

positions

are

considered

●

market

risk

measures

are

expressed

in

terms

of

changes

in

value

or

volatilities

as

opposed

to

static

values.
For

these

reasons,

it

is

not

possible

to

present

direct

reconciliations

of

traded

market

risk

and

accounting

measures.
Summary

of

performance

in

the

period
Overall,

the

Barclays

Bank

Group

has

maintained

a

steady

market

risk

profile.

Average

management

VaR

increased

by

15%

to

£23m

in

2019

(2018:
£20m)

and

remained

relatively

stable

during

the

period.

The

increase

in

average

management

VaR

in

2019

was

driven

by

a

small

increase

in

equity
risk

and

credit

risk,

partially

offset

by

a

slight

decrease

in

interest

rate

risk

compared

to

2018.

Traded

market

risk

review
Review

of

management

measures

The

following

disclosures

provide

details

on

management

measures

of

market

risk.

The

table

below

shows

the

total

management

VaR

on

a

diversified

basis

by

risk

factor.

Total

management

VaR

includes

all

trading

positions

in

CIB
and

the

supporting

Barclays

Bank

Group

Treasury

desks.
Limits

are

applied

against

each

risk

factor

VaR

as

well

as

total

Management

VaR,

which

are

then

cascaded

further

by

risk

managers

to

each
business.
The

daily

average,

maximum

and

minimum

values

of

management

VaR

Management

VaR

(95%,

one

day)

(audited)

2019 2018
Average High
b
Low
b
Average High
b
Low
b
For

the

year

ended

31

December
a
£m £m £m £m £m £m
Credit

risk

12 17 8 11 16 8
Interest

rate

risk

6 11 3 8 18 3
Equity

risk

10 22 5 7 14 4
Basis

risk

8 11 6 6 8 4
Spread

risk

4 5 3 6 9 3
Foreign

exchange

risk

3 5 2 3 7 1
Commodity

risk

1 2 - 1 2 -
Inflation

risk

2 3 1 3 4 2
Diversification

effect
b
(23) n/a n/a (25) n/a n/a
Total

management

VaR
23 29 16 20 27 15

Notes
a

Excludes

BAGL

from

23

July

2018.
b

Diversification

effects

recognise

that

forecast

losses

from

different

assets

or

businesses

are

unlikely

to

occur

concurrently,

hence

the

expected

aggregate

loss

is

lower

than

the
sum

of

the

expected

losses

from

each

area.

Historical

correlations

between

losses

are

taken

into

account

in

making

these

assessments.

The

high

and

low

VaR

figures

reported

for
each

category

did

not

necessarily

occur

on

the

same

day

as

the

high

and

low

VaR

reported

as

a

whole.

Consequently,

a

diversification

effect

balance

fo

r

the

high

and

low

VaR
figures

would

not

be

meaningful

and

is

therefore

omitted

from

the

above

table.

Risk

review
Risk

performance
Market

risk

0
20
40
60
Jan

2018
Jan

2019
Dec

2019

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Barclays

Bank

Group

Management

VaR
a

(£m)

a

Excludes

BAGL

from

23

July

2018.
Business

scenario

stresses
As

part

of

the

Barclays

Bank

Group’s

ri

sk

management

framework,

on

a

regular

basis

the

performance

of

the

trading

business

in

hypothetical
scenarios

characterised

by

severe

macroeconomic

conditions

is

modelled.

Up

to

seven

global

scenarios

are

modelled

on

a

regular

basis,

for
example,

a

sharp

deterioration

in

liquidity,

a

slowdown

in

the

global

economy,

global

recession,

and

a

sharp

increase

in

economic

growth.

In

2019,

the

scenario

analyses

showed

that

the

largest

market

risk

related

impacts

would

be

due

to

a

severe

deterioration

in

financial

liquidity

and

a
global

recession.

Risk

review
Risk

performance
Treasury

and

Capital

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Summary

of

Contents
Page
Liquidity

risk

performance
◾

Liquidity

risk

overview
◾

Liquidity

risk

stress

testing
72
72
The

risk

that

the

firm

is

unable

to

meet

its

contractual

or

contingent
obligations

or

that

it

does

not

have

the

appropriate

amount,

tenor
and

composition

of

funding

and

liquidity

to

support

its

assets
.
This

section

provides

an

overview

of

the

Barclays

Bank

Group’s
liquidity

risk.
◾

Contractual

maturity

of

financial

assets

and

liabilities
72
Provides

details

on

the

contractual

maturity

of

all

financial
instruments

and

other

assets

and

liabilities.
Capital

risk

performance
◾

Capital

risk

overview

-

Capital

ratios
-

Capital

resources
-

Capital

Requirements

Regulation

leverage

ratio
77
77
77
77
Capital

risk

is

the

risk

that

the

firm

has

an

insufficient

level

or
composition

of

capital

to

support

its

normal

business

activities

and

to
meet

its

regulatory

capital

requirements

under

normal

operating
environments

or

stressed

conditions

(both

actual

and

as

defined

for
internal

planning

or

regulatory

testing

purposes).

This

also

includes
the

risk

from

the

firm’s

pe

nsion

plans.
This

section

details

Barclays

Bank

Group

’s

capital

and

leverage
position.
◾

Foreign

exchange

risk
-

Transactional

foreign

currency

exposure
-

Translational

foreign

exchange

exposure
-

Functional

currency

of

operations
78
78
78
78
Barclays

Bank

Group

discloses

the

two

sources

of
foreign

exchange

risk

that

it

is

exposed

to.
◾

Pension

risk

review
-

Assets

and

liabilities
-

IAS

19

position
-

Risk

measurement
79
79
80
80
A

review

focusing

on

the

UK

retirement

fund,

which

represents

the
majority

of

Barclays

Bank

Group’s

total

retirement

benefit

obligation.
Interest

rate

risk

in

the

banking

book

performance
◾

Interest

rate

risk

in

the

banking

book

overview

and

summary

of
performance
◾

Net

interest

income

sensitivity
◾

Analysis

of

equity

sensitivity

◾

Volatility

of

the

FVOCI

portfolio

in

the

liquidity

pool
81
81
82
83
A

description

of

the

non

-

traded

market

risk

framework

is

provided.
Barclays

Bank

Group

discloses

a

sensitivity

analysis

on

pre

-

tax

net
interest

income

for

non

-

trading

financial

assets

and

liabilities.

The
analysis

is

carried

out

by

currency.
Barclays

Bank

Group

discloses

the

overall

impact

of

a

parallel

shift

in
interest

rates

on

other

comprehensive

income

and

cash

flow

hedges.
Barclays

Bank

Group

measures

the

volatility

of

the

value

of

the

FVOCI
instruments

in

the

liquidity

pool

through

non

-

traded

market

risk

VaR.

Risk

review
Risk

performance
Treasury

and

Capital

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Liquidity

risk
All

disclosures

in

this

section

(pages

to

76

)

are

unaudited

unless

otherwise

stated.
Overview
The

liquidity

pool

decreased

to

£

169

bn

(December

201

8

:

£1

82bn).

The

liquidity

pool,

LCR

and

surplus

have

been

managed

down

through

the
course

of

the

year,

supporting

increased

business

funding

requirements

while

maintaining

a

prudent

liquidity

position.

For

the

purpose

of

liquidity

management,

Barclays

Bank

PLC

and

its

subsidiary

Barclays

Capital

Securities

Limited,

a

UK

broker

dealer

entity,

are
monitored

on

a

combined

basis

by

the

PRA

under

a

Domestic

Liquidity

Sub

-

Group

(Barclays

Bank

PLC

DoLSub)

arrangement.

Liquidity

risk

stress

testing
The

liquidity

risk

assessment

measures

the

potential

contractual

and

contingent

stress

outflows

under

a

range

of

stress

scenarios,

which

are

then
used

to

determine

the

size

of

the

liquidity

pool

that

is

immediately

available

to

meet

anticipated

outflows

if

a

stress

occurs.

The

scenarios

include

a
30

day

Barclays

-

specific

stress

event,

a

90

day

market

-

wide

stress

event

and

a

30

day

combined

scenario

consisting

of

both

a

Barclays

specific

and
market

-

wide

stress

event.

The

CRR

(amended

by

CRRII)

Liquidity

Co

verage

Ratio

(

LCR)

requirement

takes

into

account

the

relative

stability

of

different

sources

of

funding
and

potential

incremental

funding

requirements

in

a

stress.

The

LCR

is

designed

to

promote

short

-

term

resilience

of

a

bank’s

liquidity

risk

profile

by
holding

sufficient

high

quality

liquid

assets

to

survive

an

acute

stress

scenario

lasting

for

30

days.

As

at

As

at

31.12.19 31.12.18
£bn £bn
Barclays

Bank

Group

liquidity

pool

169 182

Contractual

maturity

of

financial

assets

and

liabilities

The

table

on

the

next

page

provides

detail

on

the

contractual

maturity

of

all

financial

instruments

and

other

assets

and

liabilities.

Derivatives

(other
than

those

designated

in

a

hedging

relationsh

ip)

and

trading

portfolio

assets

and

liabilities

are

included

in

the

‘on

demand’

column

at

their

fair
value.

Liquidity

risk

on

these

items

is

not

managed

on

the

basis

of

contractual

maturity

since

they

are

not

held

for

settlement

according

to

such
maturity

and

will

frequently

be

settled

before

contractual

maturity

at

fair

value.

Derivatives

designated

in

a

hedging

relationship

are

included
according

to

their

contractual

maturity.

Risk

review
Risk

performance
Treasury

and

Capital

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Contractual

maturity

of

financial

assets

and

liabilities

(audited)
Barclays

Bank

Group
On
demand
Not

more
than

three
months
Over

three
months

but
not

more
than

six
months
Over

six
months

but
not

more
than

nine
months
Over

nine
months

but
not

more
than

one
year
Over

one
year

but

not
more

than
two

years
Over

two
years

but
not

more
than

three
years
Over

three
years

but
not

more
than

five
years
Over

five
years

but
not

more
than

ten
years
Over

ten
years Total
As

at

31

December
2019
£m £m £m £m £m £m £m £m £m £m £m
Assets
Cash

and

balances

at
central

banks
125,065 766 109 – – – – – – – 125,940
Cash

collateral

and
settlement

balances
2,122 77,361 3 – – – – – – –
79,486
Loans

and

advances
at

amortised

cost
11,396 10,376 9,764 4,513 6,227 17,780 18,460 26,294 14,565 22,261 141,636
Reverse

repurchase
agreements

and
other

similar

secured
lending 13 1,449 – – – 77 190 – – 2 1,731
Trading

portfolio
assets 113,337 – – – – – – – – – 113,337
Financial

assets

at
fair

value

through

the
income

statement
14,257 90,292 13,969 3,431 1,150 1,082 313 888 1,803 2,285 129,470
Derivative

financial
instruments 229,460 49 – – – 7 21 1 78 25 229,641
Financial

assets

at
fair

value

through
other

comprehensive
income – 3,176 1,672 817 455 3,510 4,305 9,737 17,544 4,190 45,406
Other

financial

assets
307 168 126 – 13 – – – – – 614
Total

financial

assets
495,957 183,637 25,643 8,761 7,845 22,456 23,289 36,920 33,990 28,763 867,261
Other

assets
9,411
Total

assets
876,672
Liabilities
Deposits

at

amortised
cost 158,218 39,831 7,127 2,291 3,147 1,102 536 530 545 554 213,881
Cash

collateral

and
settlement

balances
3,077 64,592 13 – – – – – – –
67,682
Repurchase
agreements

and
other

similar

secured
borrowing 7 1,489 – – – – – 470 – 66 2,032
Debt

securities

in
issue – 12,418 4,601 3,262 3,036 2,989 131 3,444 3,366 289
33,536
Subordinated
liabilities – 207 834 397 832 7,999 6,836 7,627 4,784 3,909 33,425
Trading

portfolio
liabilities 35,212 – – – – – – – – – 35,212
Financial

liabilities
designated

at

fair
value 13,952 128,078 10,890 6,519 3,797 6,968 6,235 7,702 7,127 13,178 204,446
Derivative

financial
instruments 228,338 – – 8 – 36 41 42 88 387 228,940
Other

financial
liabilities 217 1,388 19 18 16 777 29 86 183 70 2,803
Total

financial
liabilities 439,021 248,003 23,484 12,495 10,828 19,871 13,808 19,901 16,093 18,453 821,957
Other

liabilities
4,100
Total

liabilities
826,057
Cumulative

liquidity
gap 56,936 (7,430) (5,271) (9,005) (11,988) (9,403) 78 17,097 34,994 45,304 50,615

Risk

review
Risk

performance
Treasury

and

Capital

risk

Barclays

Bank

PLC

2019

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

investments

–

–

–

–

–

–

–

–

–

–
–
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

Risk

review
Risk

performance
Treasury

and

Capital

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Expected

maturity

date

may

differ

from

the

contractual

dates,

to

account

for:

◾

Tr

ading

portfolio

assets

and

liabilities

and

derivative

financial

instruments,

which

may

not

be

held

to

maturity

as

part

of

Barclays

Bank

Group’s
trading

strategies
◾

Corporate

and

retail

deposits,

reported

under

deposits

at

amortised

cost,

are

repayable

on

demand

or

at

short

notice

on

a

contractual

basis.

In
practice,

their

behavioural

maturity

is

typically

longer

than

their

contractual

maturity,

and

therefore

provide

stable

funding

for

Barclays

Bank
Group’s

operations

and

liquidity

needs

.

◾

Loans

to

corporate

and

retail

customers,

which

are

included

within

loans

and

advances

at

amortised

cost

and

financial

assets

at

fair

value,

may

be
repaid

earlier

in

line

with

terms

an

d

conditions

of

the

contract
◾

Debt

securities

in

issue,

subordinated

liabilities,

and

financial

liabilities

designated

at

fair

value,

may

include

early

redemption

features.

Contractual

maturity

of

financial

liabilities

on

an

undiscounted

basis

The

table

below

presents

the

cash

flows

payable

by

the

Barclays

Bank

Group

under

financial

liabilities

by

remaining

contractual

maturities

at

the
balance

sheet

date.

The

amounts

disclosed

in

the

table

are

the

contractual

undiscounted

cash

flows

of

all

financial

liabilities

(i.e.

nominal

values).

The

balances

in

the

below

table

do

not

agree

directly

to

the

balances

in

the

consolidated

balance

sheet

as

the

table

incorporates

all

cash

flows,

on
an

undiscounted

basis,

related

to

both

principal

as

well

as

those

associated

with

all

future

coupon

payments.

Derivative

financial

instruments

held

for

trading

and

trading

portfolio

liabilities

are

included

in

the

on

demand

column

at

their

fair

value.

Contractual

maturity

of

financial

liabilities

-

undiscounted

(audited)
Barclays

Bank

Group
On
demand
Not

more
than

three
months
Over

three
months

but
not

more
than

six
months
Over

six
months

but
not

more
than

one
year
Over

one
year

but

not
more

than
three

years
Over

three
years

but
not

more
than

five
years
Over

five
years

but
not

more
than

ten
years
Over

ten
years Total
£m £m £m £m £m £m £m £m £m
As

at

31

December

2019
Deposits

at

amortised

cost
158,218 39,844 7,138 5,457 1,648 532 554 595 213,986
Cash

collateral

and

settlement
balances 3,077 64,614 13 – – – – – 67,704
Repurchase

agreements

and
other

similar

secured

borrowing
7 1,491 – – – 485 – 149 2,132
Debt

securities

in

issue
– 12,473 4,627 6,332 3,229 3,582 3,508 290 34,041
Subordinated

liabilities
– 207 845 1,302 18,750 9,875 6,364 8,617 45,960
Trading

portfolio

liabilities
35,212 – – – – – – – 35,212
Financial

liabilities

designated

at
fair

value
13,952 128,203 11,020 10,597 13,500 8,054 7,519 19,392 212,237
Derivative

financial

instruments
228,338 – – 8 79 45 99 396 228,965
Other

financial

liabilities
217 1,388 19 34 819 99 197 98 2,871
Total

financial

liabilities
439,021 248,220 23,662 23,730 38,025 22,672 18,241 29,537 843,108
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
431,153 259,900 18,798 26,232 34,698 21,865 17,296 29,118 839,060

Risk

review
Risk

performance
Treasury

and

Capital

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Maturity

of

off-balance

sheet

commitments

received

and

given

The

table

below

presents

the

maturity

split

of

the

Barclays

Bank

Group’s

off

-

balance

sheet

commitments

received

and

given

at

the

balance

sheet
date.

The

amounts

disclosed

in

the

table

are

the

undiscounted

cash

flows

(i.e.

nominal

values)

on

the

basis

of

earliest

opportunity

at

which

they

are
available.
Maturity

analysis

of

off-balance

sheet

commitments

received

(audited)
On
demand
Not

more
than

three
months
Over

three
months

but
not

more
than

six
months
Over

six
months

but
not

more
than

nine
months
Over

nine
months

but
not

more
than

one
year
Over

one
year

but
not

more
than

two
years
Over

two
years

but
not

more
than

three
years
Over

three
years

but
not

more
than

five
years
Over

five
years

but
not

more
than

ten
years
Over

ten
years Total
Barclays

Bank

Group
£m £m £m £m £m £m £m £m £m £m £m
As

at

31

December

2019
Guarantees,

letters

of
credit

and

credit
insurance 5,205 106 22 81 – 11 12 21 12 34 5,504
Other

commitments
received 91 – – 2,373 – – – – – – 2,464
Total

off-balance

sheet
commitments

received
5,296 106 22 2,454 – 11 12 21 12 34 7,968
As

at

31

December

2018
Guarantees,

letters

of
credit

and

credit
insurance 5,581 110 20 13 16 65 10 33 10 5 5,863
Other

commitments
received 93 42 – – – – – – – – 135
Total

off

-balance

sheet
commitments

received
5,674 152 20 13 16 65 10 33 10 5 5,998

Maturity

analysis

of

off-balance

sheet

commitments

given

(audited)
On
demand
Not

more
than

three
months
Over

three
months

but
not

more
than

six
months
Over

six
months

but
not

more
than

nine
months
Over

nine
months

but
not

more
than

one
year
Over

one
year

but
not

more
than

two
years
Over

two
years

but
not

more
than

three
years
Over

three
years

but
not

more
than

five
years
Over

five
years

but
not

more
than

ten
years
Over

ten
years Total
Barclays

Bank

Group
£m £m £m £m £m £m £m £m £m £m £m
As

at

31

December
2019
Contingent

liabilities
22,836 366 86 125 140 143 42 28 3 8 23,777
Documentary

credits

and
other

short

-term

trade
related

transactions
1,287 3 1 – – – – – – – 1,291
Standby

facilities,

credit
lines

and

other
commitments 264,346 1,134 792 973 638 118 98 273 139 225 268,736
Total

off-balance

sheet
commitments

given
288,469 1,503 879 1,098 778 261 140 301 142 233 293,804
As

at

31

December
2018
Contingent

liabilities
15,435 1,102 553 145 170 415 435 641 319 179 19,394
Documentary

credits

and
other

short

-term

trade
related

transactions
70 1,263 325 55 14 11 3 – – – 1,741
Standby

facilities,

credit
lines

and

other
commitments 250,802 1,734 1,311 397 667 311 257 424 19 105 256,027
Total

off-balance

sheet
commitments

given
266,307 4,099 2,189 597 851 737 695 1,065 338 284 277,162

Risk

review
Risk

performance
Treasury

and

Capital

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Capital

risk
All

disclosures

in

this

section

(pages

to

80)

are

unaudited

unless

otherwise

stated.
Overview
Barclays

Bank

PLC

is

currently

regulated

by

the

PRA

on

a

solo-

consolidated

basis.

Barclays

Bank

PLC

solo-

consolidated

comprises

Barclays

Bank
PLC

plus

certain

additional

subsidiaries,

subject

to

PRA

approval.

The

disclosures

below

provide

key

capital

metrics

for

Barclays

Bank

PLC

solo-
consolidated

with

further

information

on

its

risk

profile

to

be

included

in

the

Barclays

PLC

Pillar

3

Report

FY

2019

,

available

at
home.barclays/investor

-

r

elations/repor

ts-and

-

events/annual-reports.
On

27

June

2019,

CRR

II

came

into

force

amending

CRR.

As

an

amending

regulation,

the

existing

provisions

of

CRR

apply

unless

they

are

amended
by

CRR

II.

Certain

provisions

took

immediate

effect.

Amendments

within

this

section

include

changes

to

qualifying

criteria

for

CET1,

Additional

Tier

1

(

AT1

)
and

Tier

2

instruments,

and

an

amendment

to

the

treatment

of

deferred

tax

assets.

Other

CRR

II

amendments

are

expected

to

take

effect

from

28
June

2021

.
Certain

aspects

of

CRR

II

ar

e

dependent

on

final

technical

standards

to

be

issued

by

the

European

Banking

Authority

(EBA)

and

adopted

by

the
European

Commission

as

well

as

UK

implementation

of

the

rules.

The

disclosures

in

the

following

section

reflect

Barclays’

interpretation

of

the
current

rules

and

guidance.
As

at

31

December

201

9

,

Barclays

Bank

PLC

Solo’s

transitional

CET1

ratio

was

13.9%

which

exceeded

the

2019

minimum

requirement.

Capital

ratios
a,b,c
As

at

31

December
2019 2018
CET1 13.9% 13.5%
Tier

1

(T1)
18.1% 18.4%
Total

regulatory

capital
22.1% 22.2%
Capital

resources

(audited)
2019 2018
As

at

31

December
£bn £bn
CET1

capital
22.1 23.4
T1

capital
28.6 31.9
Total

regulatory

capital
35.0 38.4
Total

risk

weighted

assets

(RWAs)

(unaudited)
158.4 173.2
Capital

Requirements

Regulation

(CRR)

leverage

ratio
a
2019 2018
As

at

31

December
£bn £bn
CRR

leverage

ratio
3.9% 4.0%
T1

capital
28.6 31.9
CRR

leverage

exposure
732 791
Notes
a

Capital,

RWAs

and

leverage

are

calculated

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II

applicable

as

at

the

reporting

date.

This

includes

IFRS

9
t

ransitional

arrangements

and

the

grandfathering

of

CRR

and

CRR

II

non

-compliant

capital

instruments

.
b

The

fully

loaded

CET1

ratio

was

13.6%,

with

£21.4bn

of

CET1

capital

and

£157.8bn

of

RWAs,

calculated

without

applying

the

transitional

arrangements

of

the

CRR

as

amended
by

CRR

II

applicable

as

at

the

reporting

date.
c

The

Barclays

PLC

CET1

ratio,

as

is

relevant

for

assessing

against

the

convers

ion

trigger

in

Barclays

Bank

PLC

Tier

2

Contingent

Capital

Notes,

was

13.8%.

For

this

calculation
CET1

capital

and

RWAs

are

calculated

applying

the

transitional

arrangements

under

the

CRR,

including

the

IFRS

9

transitional

arrangements.

The

benefit

of

the

Financial
Services

Authority

(FSA)

October

2012

interpretation

of

the

transitional

provisions,

relating

to

the

implementation

of

CRD

IV,

expired

in

December

2017.

Risk

review
Risk

performance
Treasury

and

Capital

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Foreign

exchange

risk

(audited)
Barclays

Bank

Group

is

exposed

to

two

sources

of

foreign

exchange

risk.
a)

Transactional

foreign

currency

exposure

Transactional

foreign

currency

exposures

represent

exposure

on

banking

assets

and

liabilities,

denominated

in

currencies

other

than

the
functional

currency

of

the

transacting

entity.
Barclays

Bank

Group

risk

management

policies

are

designed

to

prevent

the

holding

of

significant

open

positions

in

foreign

currencies

outside
the

trading

portfolio

managed

by

Barclays

International

which

is

monitored

through

VaR.
Banking

book

transactional

foreign

exchange

risk

outside

of

Barclays

International

is

monitored

on

a

daily

basis

by

the

market

risk

function

and
minimised

by

the

businesses.
b)

Translational

foreign

exchange

exposure

Barclays

Bank

Group

investments

in

overseas

subsidiaries

and

branches

create

capital

resources

denominated

in

foreign

currencies,

principally

USD
and

EUR

.

Changes

in

the

GBP

value

of

the

net

investments

due

to

foreign

currency

movements

are

captured

in

the

currency

translation

reserve,
resulting

in

a

movement

in

CET1

capital.
Barclays

Bank

Group

strategy

is

to

minimise

the

volatility

of

the

capital

ratios

caused

by

foreign

exchange

movements,

by

matching

the
CET1

capital

movements

to

the

revaluation

of

Barclays

Bank

Group

foreign

currency

RWA

exposures.
Functional

currency

of

operations

(audited)
Foreign
currency
net
investments
Borrowings
which

hedge
the

net
investments
Derivatives
which

hedge
the

net
investments
Structural
currency
exposures
pre

-

economic
hedges
Economic
hedges
Remaining
structural
currency
exposures
£m £m £m £m £m £m
As

at

31

December

2019
USD 25,628 (8,073) (1,111) 16,443 (5,339) 11,104
EUR 2,987 (3) - 2,984 (1,122) 1,862
JPY 533 - - 533 - 533
Other 1,741 - (34) 1,707 - 1,707
Total 30,889 (8,076) (1,145) 21,667 (6,461) 15,206
As

at

31

December

2018
USD 28,857 (12,322) (2,931) 13,604 (4,827) 8,777
EUR 2,672 (3) - 2,669 (2,146) 523
JPY 489 - - 489 - 489
Other 2,026 - (37) 1,989 - 1,989
Total 34,044 (12,325) (2,968) 18,751 (6,973) 11,778

Economic

hedges

relate

to

exposures

arising

on

foreign

currency

denominated

preference

share

and

AT1

instruments.

These

are

accounted

for
at

historical

cost

under

IFRS

and

do

not

qualify

as

hedges

for

accounting

purposes.

The

gain

or

loss

arising

from

changes

in

the

GBP

value

of
these

instruments

is

recognised

on

redemption

in

retained

earnings.

During

2019,

total

structural

currency

exposure

net

of

hedging

instruments

increased

by

£3.4bn

to

£15.2bn

(2018:

£11.8bn).

For

eign

currenc

y
net

investments

de

creased

by

£

3.1

bn

to

£

30.9

bn

(2018:

£34

.0bn)

driven

predominantly

by

a

£3.

3bn

de

crease

in

US

Dollars

and

a

£

0.2

bn

decrease
in

other

currencies

offset

by

a

£0.3bn

increase

in

Euro

.

The

hedges

associated

with

these

investments

decreased

by

£6

.1

bn

to

£9

.2bn

(2018:
£15.3bn).

Risk

review
Risk

performance
Treasury

and

Capital

risk

1.1%
5.8%
13.6%
24.7%
29.9%
24.9%
0-10

Years
11-20

Years
21-30

Years
31-40

Years
41-50

Years
51

Years

+

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Pension

risk

review
The

UKRF

represents

approximately

97

%

(2018:

9

7

%)

of

the

Barclays

Bank

Group’s

total

retirement

benefit

obligations

globally.

As

such

this

risk
review

section

focuses

exclusively

on

the

UKRF.

The

UKRF

is

closed

to

new

entrants

and

there

is

no

new

final

salary

benefit

being

accrued.

Existing
active

members

accrue

a

combination

of

a

cash

balance

benefit

and

a

defined

contribution

element.

Pension

risk

arises

as

the

market

value

of

the
pension

fund

assets

may

decline,

investment

returns

may

reduce

or

the

estimated

value

of

the

pension

liabilities

may

increase.
Assets
The

Trustee

Board

of

the

UKRF

defines

its

overall

long

-

term

investment

strategy

with

investments

across

a

broad

range

of

asset

classes.

T

his
results

in

an

appropriate

mix

of

return

seeking

assets

as

well

as

liability

matching

assets

to

better

match

future

pension

obligations.

The

two

largest
market

risks

within

the

asset

portfolio

are

interest

rates

and

equities.

The

split

of

scheme

assets

is

shown

within

Note

32.

The

fair

value

of

the

UKRF
assets

was

£31.4bn

as

at

31

December

2019

(2018:

£29.0bn).
Liabilities
The

UKRF

retirement

benefit

obligations

are

a

series

of

future

cash

flows

with

relatively

long

duration.

On

an

IAS

19

basis

these

cash

flows

are
sensitive

to

changes

in

the

expected

long

-

term

price

inflation

rate

(RPI)

and

the

discount

rate

(GBP

AA

corporate

bond

yield):
◾

An

increase

in

long

-

term

expected

inflation

corresponds

to

an

increase

in

liabilities
◾

A

decrease

in

the

discount

rate

corresponds

to

an

increase

in

liabilities.
Pension

risk

is

generated

through

the

Barclays

Bank

Group’s

defined

benefit

schemes

and

this

risk

is

set

to

reduce

over

time

as

the

main

defined
benefit

scheme

is

closed

to

new

entrants.

The

chart

below

outlines

the

shape

of

the

UKRF’s

liability

cash

flow

profile

as

at

31

December

2019

that
takes

account

of

the

future

inflation

indexing

of

payments

to

beneficiaries.

The

majority

of

the

cash

flows

(approximately

93%)

fall

between

0

and
40

years,

peaking

between

11

and

20

years

and

reducing

thereafter.

The

shape

may

vary

depending

on

changes

to

inflation

and

longevity
expectations

and

any

members

who

elect

to

transfer

out.

Transfers

out

will

bring

forward

the

liability

cash

flows.
For

more

detail

on

the

UKRF’s

financial

and

demographic

assumptions

see

Note

32

to

the

financial

statements.

Proportion

of

liability

cash

flows

Risk

review
Risk

performance
Treasury

and

Capital

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

IAS

19

pension

position

in

2019

The

graph

above

shows

the

evolution

of

the

UKRF’s

net

IAS

19

position

over

the

last

two

years.

During

2019

the

net

improvement

in

the

IAS

19
position

was

largely

driven

by

bank

contributions.

Credit

spreads

tightening

during

the

year

had

a

negative

impact

which

was

broadly

offset

by
changes

in

other

market

levels,

in

particular

equity

prices

and

interest

rates,

and

updates

to

demographic

assumptions.
Refer

to

Note

32

for

the

sensitivity

of

the

UKRF

to

changes

in

key

assumptions.
Risk

measurement
In

line

with

the

Barclays

Bank

Group’s

risk

management

framework

the

assets

and

liabilities

of

the

UKRF

are

modelled

within

a

VaR

framework

to
show

the

volatility

of

the

pension

position

at

a

total

portfolio

level.

This

enables

the

risks,

diversification

and

liability

matching

characteristics

of

the
UKRF

obligations

and

inv

estments

to

be

adequately

captured.

VaR

is

measured

and

monitored

on

a

monthly

basis.

Risks

are

reviewed

and

reported
regularly

at

forums

including

the

Barclays

PLC

BRC,

the

Barclays

Group

Risk

Committee,

the

Pensions

Management

Group

and

the

Pension
Execu

tive

Board.

The

VaR

model

takes

into

account

the

valuation

of

the

liabilities

on

an

IAS

19

basis

(see

Note

32).

The

Trustee

receives

quarterly
VaR

measures

on

a

funding

basis.
The

pension

liability

is

also

sensitive

to

post-

retirement

mortality

assumptions

which

are

reviewed

regularly.

See

Note

32

for

more

details.
In

addition,

the

impact

of

pension

risk

to

the

Barclays

Bank

Group

is

taken

into

account

as

part

of

the

stress

testing

process.

Stress

testing

is
performed

internally

on

at

least

an

annual

basis.

The

UKRF

exposure

is

also

included

as

part

of

regulatory

stress

tests.

The

Barclays

Bank

Group’s

defined

benefit

pension

schemes

affects

capital

in

two

ways:
◾

An

IAS

19

deficit

is

treated

as

a

liability

on

the

Barclays

Bank

Group’s

balance

sheet.

Movement

in

a

deficit

due

to

remeasurements,

including
actuarial

losses,

are

recognised

immediately

through

Other

Comprehensive

Income

and

as

such

reduces

shareholders’

equity

and

CET1

capital.
An

IAS

19

surplus

is

treated

as

an

asset

on

the

balance

sheet

and

increases

shareholders’

equity;

however,

it

is

deducted

for

the

purposes

of
determining

CET1

capital.
◾

In

the

Barclays

Bank

Group’s

statutory

balance

sheet

an

IAS

19

surplus

or

deficit

is

partially

offset

by

a

deferred

tax

liability

or

asset

respectively.
These

may

or

may

not

be

recognised

for

calculating

CET1

capital

depending

on

the

overall

deferred

tax

position

of

the

Barclays

Bank

Group

at
the

particular

time.
Pen

sion

risk

is

taken

into

account

in

the

Pillar

2A

capital

assessment

undertaken

by

the

PRA

at

least

annually.

The

Pillar

2A

requirement

forms

part
of

the

Barclays

Bank

Group’s

overall

regulatory

minimum

requirement

for

CET1

capital,

Tier

1

capital

and

total

capital.

Risk

review
Risk

performance
Treasury

and

Capital

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Interest

rate

risk

in

the

banking

book
All

disclosure

s

in

this

section

(pages

to

83

)

are

unaudited

unless

otherwise

stated.
Overview
The

treasury

and

capital

risk

framework

covers

interest

rate

sensitive

exposures

held

in

the

banking

book,

mostly

relating

to

accrual

accounted

and
FVOCI

instruments.

The

potential

volatility

of

net

interest

income

is

measured

by

an

Annual

Earnings

at

Risk

(AEaR)

metric

which

is

monitored
regularly

and

reported

to

senior

management

and

the

Barclays

Bank

PLC

Boa

rd

Risk

Committee

as

part

of

the

limit

monitoring

framework.
Summary

of

performance

in

the

period
◾

Annual

Earnings

at

Risk

(AEaR),

is

a

key

measure

of

interest

rate

risk

in

the

banking

book

(IRRBB).
Key

metrics
+£25m
AEaR

across

the

Barclays

Bank

Group

from

a

positive

25bps

shock

to

forward

interest

rate

curves.

Net

interest

income

sensitivity
The

table

below

shows

a

sensitivity

analysis

on

pre

-

tax

net

interest

income

for

non

-

traded

financial

assets

and

liabilities,

including

the

effect

of

any
hedging.

NII

sensitivity

uses

the

Annual

Earnings

at

Risk

(AEaR)

metric.

Note

that

this

metric

assumes

an

instantaneous

parallel

change

to

forward
interest

rate

curves.

The

model

does

not

apply

floors

to

shocked

market

rates,

but

does

recogni

se

contractual

product

specific

interest

rate

floors
where

relevant.

The

main

model

assumptions

are:

(i)

one

-

year

ahead

time

horizon;

(ii)

balance

sheet

is

held

constant;

(iii)

balances

are

adjusted

for
assumed

behavioural

profiles

(i.e.

considers

that

customers

may

prepay

the

mortgages

before

the

contractual

maturity);

and

(iv)

behavioural
assumptions

are

kept

unchanged

in

all

rate

scenarios.
Net

Interest

Income

Sensitivity

(AEaR)

by

currency
a,

b
(audited)
2019 2018
+25

basis
points
-25

basis
points
+25

basis
points
-25

basis
points
Barclays

Bank

Group
£m £m £m £m
GBP
19

(34)
23

(36)
USD
29

(32)
39

(40)
EUR (14) (16) (8)
6

Other

currencies
(9)
8

1

(3)
Total
25

(74)
55

(73)
Notes
a

Excludes

minor

investment

banking

business.
b

NII

sensitivity

for

December

2018

restated

due

to

increased

portfolio

coverage,

primarily

the

inclusion

of

the

Treasury

portfolio.

NII

asymmetry

arises

due

to

the

current

low

interest

rate

levels

as

some

customer

products

have

embedded

floors

.

NII

sensiti

vity

to

a

+25bp

shock

to

rates

has

decreased

year

on
year

as

a

result

of

increased

bond

holding

s

outright

in

the

liquidity

pool.

Risk

review
Risk

performance
Treasury

and

Capital

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Analysis

of

equity

sensitivity

Equity

sensitivity

table

measures

the

overall

impact

of

a

+/

-

25bps

movement

in

interest

rates

on

retained

earnings,

fair

value

through

other
comprehensive

income

(FVOCI),

cash

flow

hedge

reserves

and

pensions.

For

non

-

NII

items

a

DV01

metric

is

used,

which

is

an

indicator

of

the

shift
in

value

for

a

1

basis

point

movement

in

the

yield

curve.

Analysis

of

equity

sensitivity
a

(audited)
31

December

2019
31

December

2018
+25

basis
points
-25

basis
points
+25

basis
points
-25

basis
points
Barclays

Bank

Group
£m £m £m £m
Net

interest

income
25 (74) 55 (73)
Taxation

effects

on

the

above
(6) 18 (14) 19
Effect

on

profit

for

the

year
19 (56) 41 (54)
As

percentage

of

net

profit

after

tax
0.7% (2.0%) 4.1% (5.3%)
Effect

on

profit

for

the

year

(per

above)
19 (56) 41 (54)
Fair

value

through

other

comprehensive

income

reserve
(295) 303 (238) 245
Cash

flow

hedge

reserve
(497) 497 (446) 446
Taxation

effects

on

the

above
198 (200) 171 (173)
Effect

on

equity
(575) 544 (472) 464
As

percentage

of

equity
(1.1%) 1.1% (1.0%) 1.0%

Note
a

December

2018

sensitivities

restated

due

to

increased

portfolio

coverage,

primarily

the

inclusion

of

the

Treasury

portfolio.
Movements

in

the

FVOCI

reserve

impact

CET1

capital.

However,

movements

in

the

cash

flow

hedge

reserve

and

pensions

remeasurement

reserve
recognised

in

FVOCI

do

not

affect

CET1

capital.

Risk

review
Risk

performance
Treasury

and

Capital

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

Volatility

of

the

FVOCI

portfolio

in

the

liquidity

pool

Changes

in

value

of

FVOCI

exposures

flow

directly

through

capital

via

the

FVOCI

reserve.

The

volatility

of

the

value

of

the

FVOCI

investments

in

the
liquidity

pool

is

captured

and

managed

through

a

va

lue

measure

rather

than

an

earning

measure,

i.e.

non

-

traded

market

risk

VaR.
Although

the

underlying

methodology

to

calculate

the

non

-traded

VaR

is

identical

to

the

one

used

in

traded

management

VaR,

the

two

measures

are
not

directly

comparable.

The

non-

traded

VaR

represents

the

volatility

to

capital

driven

by

the

FVOCI

exposures.

These

exposures

are

in

the

banking
book

and

do

not

meet

the

criteria

for

trading

book

treatment.

Analysis

of

volatility

of

the

FVOCI

portfolio

in

the

liquidity

pool
2019 2018
Average High Low Average High Low
For

the

year

ended

31

December
£m £m £m £m £m £m
Non

-

traded

market

value

at

risk

(daily,

95%)
42 49 34 42 56 27

DVaR

trended

upwards

for

the

first

3

quarters

of

2019

as

outright

duration

and

asset

swap

spread

risk

increased.

The

liquidity

pool

de

-

risked
substantially

in

early

Q4,

causing

an

associated

reduction

in

DVaR.

Risk

review
Risk

performance
Operational

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

84
All

disclosures

in

this

section

are

unaudited

unless

otherwise

stated.
Overview
Operational

risks

are

inherent

in

the

Barclays

Bank

Group’s

business

activities

and

it

is

not

cost

effective

or

possible

to

attempt

to

eliminate

all
operational

risks.

The

Operational

Risk

Framework

is

therefore

focused

on

identifying

operational

risks,

assessing

them

and

managing

them

within
the

Barclays

Bank

Group’s

approved

risk

appetite.
The

Operational

Risk

principal

risk

comprises

the

followi

ng

risks:

Data

Management

&

Information

Risk;

Financial

Reporting

Risk;

Fraud

Risk;
Payments

Process

Risk;

People

Risk;

Premises

Risk;

Physical

Security

Risk;

Supplier

Risk;

Tax

Risk;

Technology

Risk;

Transaction

Operations

Risk

and
Execution

Risk.

The

ope

rational

risk

profile

is

also

informed

by

a

number

of

risk

themes:

Cyber,

Data

and

Resilience.

These

represent

threats

to

the
Barclays

Bank

Group

that

extend

across

multiple

risk

types,

and

therefore

require

an

integrated

risk

management

approach.
For

definitions

of

these

risks

refe

r

to

pages

199

to

200

of

the

Barclays

PLC

Pillar

3

Report

2019.

In

order

to

provide

complete

coverage

of

the
potential

adverse

impacts

on

the

Barclays

Bank

Group

arising

from

operational

risk,

the

operational

risk

taxonomy

extend

s

beyond

the

risks

listed
above

to

cover

operational

risks

associated

with

other

principal

risks

too.
This

section

provides

an

analysis

of

the

Barclays

Bank

Group’s

operational

risk

profile,

including

events

above

the

Barclays

Bank

Group’s

reportable
thres

hold,

which

have

had

a

financial

impact

in

2019.

The

Barclays

Bank

Group’s

operational

risk

profile

is

informed

by

bottom

-

up

risk

assessments
undertaken

by

each

business

unit

and

top

-

down

qualitative

review

by

the

Operational

Risk

specialists

for

each

risk

type.

Fraud,

Transaction
Operations

and

Technology

continue

to

be

highlighted

as

key

operational

risk

exposures.

For

information

on

conduct

risk

please

see

page

42

.
Summary

of

performance

in

the

period
During

2019

,

total

operational

risk

losses
a

decreased

to

£119m

(2018
b
:

£127m)

and

the

number

of

recorded

events

for

2019

decreased

to

1,057
from

1,363

events

recorded

during

the

prior

year.

The

total

operational

risk

losses

for

the

year

were

mainly

driven

by

events

falling

within

the
Execution,

Delivery

and

Process

Management

and

External

Fraud

categories,

which

tend

to

be

high

volume

but

low

impact

events.
Key

metrics
79%
of

the

Barclays

Bank

Group’s

net

reportable

operational

risk

events

had

a

loss

value

of

£50,000

or

less

51%
of

events

by

number

are

due

to

external

fraud
66%
of

losses

are

from

events

aligned

to

Execution,

Delivery

and

Process

Management
Operational

risk

profile
Within

operational

risk,

there

are

a

large

number

of

small

risk

events.

In

2019,

79%

(2018:

81%)

of

the

Barclays

Bank

Group’s

reportable
operational

risk

events

by

volume

had

a

value

of

less

than

£50,000

each.

Cumulatively,

events

under

this

£50,000

threshold

accounted

for

only
13%

(2018:

17%)

of

the

Barclays

Bank

Group’s

total

net

operational

risk

losses.

A

small

proport

ion

of

operational

risk

events

have

a

material

impact
on

the

financial

results

of

the

Barclays

Bank

Group.
The

analysis

below

presents

the

Barclays

Bank

Group’s

operational

risk

events

by

Basel

event

category:

Notes
a

The

data

disclosed

includes

operational

risk

losses

for

reportable

events

impacting

the

Barclays

Bank

Group

business

areas,

having

impact

of

>

£10,000

and

excludes

Gain

or
Insurance

Recovery

impacts,

events

that

are

Conduct

or

Legal

risk,

aggregate

and

boundary

events.

A

boundary

event

is

an

operational

risk

event

that

results

in

a

credit

risk
impact.

Due

to

the

nature

of

risk

events

that

keep

evolving,

prior

year

losses

are

updated.
b

Amendment

s

were

made

to

the

combination

of

organisational

units

that

make

up

this

entity

at

the

end

of

Q1

2018,

which

will

impact

comparison

against

prior

year

values.

Risk

review
Risk

performance
Operational

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

85

◾

Execution,

Delivery

and

Process

Management

impacts

decreased

to

£78m

(2018:

£91m)

and

accounted

for

a

reduced

level

of

66%

(2018:

72%)
of

total

operational

risk

losses.

The

events

in

this

category

are

typical

of

the

banking

industry

as

a

whole

where

high

volumes

of

transactions

are
processed

on

a

daily

basis,

mapping

mainly

to

Barclays

Transaction

Operations

risk

type.

The

overall

frequency

of

events

in

this

category
increased

slightly

in

2019

to

41%

of

total

events

by

volume

(2018:

36%),

the

decrease

in

total

impacts

was

due

to

a

lower

number

of

events

with
high

loss

values

compared

to

the

prior

yea

r.
◾

External

Fraud

remains

the

category

with

the

highest

frequency

of

events

at

51%

of

total

events

in

2019,

although

down

from

56%

in

prior

year.
In

this

category,

high

volume,

low

value

events

are

driven

by

transactional

fraud

often

related

to

debit

and

credit

card

usage.

Ratio

of

losses

in
this

category

increased

to

22%

of

total

2019

losses

(2018:

17%),

driven

mainly

by

increased

fraud

attacks

on

the

Barclays

Bank

Group’s

systems
following

implementation

of

Cheque

Imaging

as

part

of

the

clearing

process.

◾

Business

Disruption

and

System

Failures

impacts

remained

broadly

stable

at

£14m

(2018:

£12m)

and,

while

the

count

of

events

decreased
slightly

year

-

on

-

year

to

71

(2018:

81),

losses

in

this

category

accounted

for

12%

of

total

losses,

slightly

increased

fro

m

the

previous

year

(2018:
10%).
Investment

continues

to

be

made

in

improving

the

control

environment

across

the

Barclays

Bank

Group.

Particular

areas

of

focus

include

new

and
enhanced

fraud

prevention

systems

and

tools

to

combat

the

increasing

level

of

fr

aud

attempts

being

made

and

to

minimise

any

disruption

to
genuine

transactions.

Fraud

remains

an

industry

wide

threat

and

the

Barclays

Bank

Group

continues

to

work

closely

with

external

partners

on
various

prevention

initiatives.

Operational

Resilience

is

a

key

area

of

focus

for

the

Barclays

Bank

Group.

Disruption

to

our

business

activities

is

a

material

inherent

risk

within

the
Group

and

across

the

financial

services

industry,

whether

arising

through

impacts

on

our

technology

systems,

our

real

estate

serv

ices,

availability

of
personnel

or

services

supplied

by

third

parties.

Failure

to

build

resilience

and

recovery

capabilities

into

our

business

activities

may

result

in
significant

customer

detriment,

costs

to

reimburse

losses

incurred

by

the

Barclays

Bank

Group’s

customers,

market

impact

and

reputational
damage.

In

common

with

the

rest

of

the

Financial

Services

industry,

the

Barclays

Bank

Group

expects

continued

regulatory

scrutiny

in

relation

to
resilience.

Technology,

resilience

and

cyber

security

risks

evolve

rapidly

so

the

Barclays

Bank

Group

maintains

continued

focus

and

investment

in
our

control

environment

to

manage

these

risks,

and

actively

partners

with

peers

and

relevant

organisations

to

understand

and

disrupt

threats
originating

outside

the

Barcl

ays

Bank

Group.
Cyber

-

attacks

are

a

global

threat

that

are

inherent

across

all

industries.

The

financial

sector

remains

a

primary

target

for

cyber

criminals,

hostile
nation

states,

opportunists

and

hacktivists.

There

are

high

levels

of

sophistication

in

criminal

hacking

for

the

purpose

of

stealing

money,

stealing,
destroying

or

manipulating

data

(including

customer

data)

and/or

disrupting

operations,

where

multiple

threats

exist

including

threats

arising

from
malicious

emails,

distributed

denial

of

service

(DDoS)

attacks,

payment

system

compromises,

insider

attackers,

supply

chain

and

vulnerability

Risk

review
Risk

performance
Operational

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

86
exploitation.

Cyber

events

can

have

a

compounding

impact

on

services

and

customers,

e.g.

data

breaches

in

social

networking

sites,

retail
co

mpanies

and

payments

networks.

The

threat

of

cyber

-

attack

is

recognised

by

the

Barclays

Bank

Group

along

with

the

significant

potential

impact

on

all

areas

of

its

business

ranging
from

operational

matters

to

its

scrutiny

of

its

relationships

with

its

suppliers,

customers

and

other

external

stakeholders.

Regulators

in

the

UK,

US
and

Europe

continue

to

focus

on

cyber

-

security

risk

management

in

the

financial

sector

and

have

highlighted

the

need

for

financial

institutions

to
improve

their

monitoring

and

control

of,

and

resilience

(particularly

of

critical

services)

to

cyber

-

attacks,

and

to

provide

timely

notification

of

them,
as

appropriate.

This

has

resulted

in

a

number

of

proposed

laws,

regulations

and

other

requirements

that

necessitate

implementation

of

a

variety

of
increased

controls

and

enhancement

activities

for

regulated

Barclays

Bank

Group

entities.

These

include,

among

others,

the

adoption

of

cyber
security

policies

and

procedures

meeting

specified

criteria,

minimum

required

security

measures,

controls

and

procedures

for

enhanced

reporting
and

public

disclosures,

compliance

certification

requirements,

and

other

cyber

and

information

risk

governance

measures.

The

Barclays

Bank
Group

continues

to

use

an

intelligence-driven

defence

approach,

analysing

external

events

for

curr

ent

and

emerging

cyber

threats

which

allows

the
delivery

of

proactive

counter

measures;

the

Barclays

Bank

Group

also

completes

cyber

threat

scenarios

and

incident

playbooks

to

assess

our
security

posture

and

business

impacts

and

runs

an

internal

adversaria

l

capability

which

simulates

hackers

to

proactively

test

controls

and
responses.

The

increased

control

environment

will

continue

to

enhance

our

security

posture

and

our

ability

to

better

protect

the

organisation

and
our

customers.

Cyber

-

attacks

however

are

increasingly

sophisticated

and

there

can

be

no

assurance

that

the

measures

implemented

will

be

fully
effective

to

prevent

or

mitigate

future

attacks,

the

consequences

of

which

could

be

significant

to

the

Barclays

Bank

Group.

Furthermore,

such
measures

hav

e

resulted

and

will

result

in

increased

technology

and

other

costs

in

connection

with

cyber

security

mitigation

and

compliance

for

the
Barclays

Bank

Group.
For

further

information,

see

operational

risk

management

section

(pages

41

to

42).

Risk

review
Risk

performance
Model

risk,

Conduct

risk,

Reputation

risk,

Legal

risk

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

87
All

disclosures

in

this

section

are

unaudited

unless

otherwise

stated.
Model

risk
Since

the

inception

of

model

risk

as

a

principal

risk,

key

achievements

to

date

include

creating

a

complete

model

inventory

across

the

firm,

roll

out
of

a

robust

Model

Risk

Management

(MRM)

framework

and

the

validation

of

all

high

material

models.

In

2019

the

framework

and

governance

of
model

risk

was

further

improved

by:
◾

enhancing

the

Barclays

Bank

PLC

Board

oversight

of

model

risk,

through

the

reporting

of

the

model

risk

tolerance

framework

and

periodic
updates

to

the

Barclays

Bank

PLC

Board

on

the

progress

of

the

MRM

implementation

;
◾

v

alidating

a

third

of

the

po

pulation

of

low

material

models;
◾

strengthening

the

model

inventory

identification

process,

including

enhancing

the

model

lifecycle

technology

platform

;

and
◾

b

etter

alignment

of

documentation

re

quirements

to

model

materiality.
Conduct

risk
The

Barclays

Bank

Group

is

committed

to

continuing

to

drive

the

right

culture

throughout

all

levels

of

the

organisation.

The

Barclays

Bank

Group

will
continue

to

enhance

effective

management

of

conduct

risk

and

appropriately

consider

the

relevant

tools,

go

vernance

and

management

information

in
decision

-

making

processes.

Focus

on

management

of

conduct

risk

is

ongoing

and

the

Barclays

Bank

Group

Conduct

Dashboards

are

a

key

component
of

this.

The

Barclays

Bank

Group

continues

to

review

the

role

and

impact

of

conduct

issues

in

the

remuneration

process

at

both

the

individual

and

business
level.
Businesses

have

continued

to

assess

the

potential

customer,

client

and

market

impacts

of

strategic

change.

As

part

of

the

2019

Medium-Term

Planning
Process,

material

con

duct

risks

associated

with

strategic

and

financial

plans

were

assessed.

Throughout

2019,

conduct

risks

were

raised

by

each

business

area

for

consideration

by

the

Barclays

Bank

PLC

Board

Risk

Committee.

The

Committee
reviewed

the

risks

raised

and

whether

m

anagement’s

proposed

actions

were

appropriate

to

mitigate

the

risks

effectively.

The

Barclays

Bank

PLC

Board
Risk

Committee

received

regular

updates

with

regards

to

key

risks

and

issues

including

those

relating

to

structural

reform

and

regulatory

change.

Although

certain

legacy

litigation

and

conduct

issues

have

been

resolved,

the

Barclays

Bank

Group

continued

to

incur

costs

in

relation

to

litigation

and
conduct

matters,

please

refer

to

Note

25

Legal,

competition

and

regulatory

matters

and

Note

23

Provisions,

for

further

details.

Costs

include

customer
redress

and

remediation,

as

well

as

fines

and

settlements.

Resolution

of

these

matters

remains

a

necessary

and

important

part

of

delivering

the

Barclays
Bank

Group

strategy

and

an

ongoing

commitment

to

improve

oversight

of

culture

and

conduct.

The

Barclays

Bank

Group

has

operated

at

the

overall

set

tolerance

for

conduct

risk

throughout

2019.

The

tolerance

is

assessed

by

the

business

through
Key

Indicators

which

are

aggregated

and

provide

an

overall

rating

which

is

reported

to

the

Barclays

Bank

PLC

Board

Risk

Comm

ittee

as

part

of

the
Conduct

Dashboard.
Reputation

risk
The

Barclays

Bank

Group

is

committed

to

continuing

to

drive

the

right

culture

throughout

all

levels

of

the

organisation.

The

Barclays

Bank

Group

will
continue

to

enhance

effective

m

anagement

of

reputation

risk

and

appropriately

consider

the

relevant

tools,

governance

and

management

information
in

decision

-

making

processes.

The

Barclays

Bank

PLC

Board

considers

reputation

risks

raised

by

businesses.

The

Board

has

also

considered

whether

management’s

proposed

actions
have

been

appropriate

to

mitigate

the

risks

effectively.

Barclays

Bank

Group

continued

to

incur

costs

in

relation

to

litigation

and

conduct

matters,

please

refer

to

Note

25

Legal,

competition

and

regulatory
matters

and

N

ote

23

Provisions,

for

further

details.

Costs

include

customer

redress

and

remediation,

as

well

as

fines

and

settlements.

Resolution

of
these

matters

is

an

ongoing

commitment

to

improve

oversight

of

culture

and

conduct

and

management

of

reputation

risks

ar

ising.
The

Barclays

Bank

Group

remains

focused

on

the

continuous

improvements

being

made

to

manage

risk

effectively,

with

an

emphasis

on

enhancing
governance

and

management

information

to

help

identify

risks

at

earlier

stages.
Legal

risk

The

Barclays

Bank

Group

remains

committed

to

continuous

improvements

to

manage

legal

risk

effectively.

A

number

of

enhancements

have

been
implemented

during

2019,

including

updating

the

Barclays

Group

framework

for

managing

legal

risk

and

associated

policies

as

well

as

reviewing
legal

risk

tolerances

and

risk

appetite.

Updated

legal

risk

m

andatory

training

was

also

implemented

across

the

Barclays

Group,

reinforced

by
ongoing

engagement

and

education

of

the

Barclays

Group’s

businesses

and

functions.
Throughout

2019,

the

Barclays

Bank

Group

operated

within

set

tolerances

for

legal

risk.

Tolerance

adherence

is

assessed

through

key

indicators,
which

are

reviewed

through

the

relevant

risk

and

control

committees.

In

addition

to

ongoing

monitoring,

legal

risk

controls

are

reviewed

and
assessed

annually

as

part

of

the

Risk

and

Control

Self-Assessment

process.

Risk

review
Supervision

and

regulation

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

88
Supervision

of

the

Barclays

Bank

Group
The

Barclays

Bank

Group’s

operations,

including

its

overseas

branches,

subsidiaries

and

associates,

are

subject

to

a

large

number

of

rules

and
regulations

that

are

a

condition

for

authorisation

to

conduct

banking

and

financial

services

business

in

each

of

the

jurisdictions

in

which

the
Barclays

Bank

Group

operates.

These

apply

to

business

operations,

impact

financial

returns

and

include

capital,

leverage

and

liquidity

requirements,
authorisation,

registration

and

reporting

requirements,

restrictions

on

cert

ain

activities,

conduct

of

business

regulations

and

many

others.

Regulatory

developments

impact

the

Barclays

Bank

Group

globally.

We

focus

particularly

on

EU,

UK

and

US

regulation

due

to

the

location

of

the
Barclays

Bank

Group’s

principal

areas

of

business.

Regulations

elsewhere

may

also

have

a

significant

impact

on

the

Barclays

Bank

Group

due

to

the
location

of

its

branches,

subsidiaries

and,

in

some

cases,

clients.

For

more

information

on

the

risks

related

to

the

supervision

and

regulation

of

the
Barclay

s

Bank

Group,

including

regulatory

change,

see

the

Risk

Factor

entitled

‘Regulatory

Change

agenda

and

impa

ct

on

Business

Model’

on

page
29

.

Supervision

in

the

UK

and

EU

The

Barclays

Bank

Group’s

operations

in

Europe

are

authorised

and

regulated

by

a

com

bination

of

its

UK

home

regulators

and

host

regulators

in
the

European

countries

where

the

Barclays

Group

operates.

The

impact

of

the

UK’s

departure

from

the

EU

in

this

respect

and,

more

broadly,

its
impact

on

the

UK

domestic

regulatory

framework,

is

yet

to

be

finally

determined.

In

the

UK,

day

-

to-

day

regulation

and

supervision

of

the

Barclays
Bank

Group

is

divided

between

the

Prudential

Regulation

Authority

(PRA)

(a

division

of

the

Bank

of

England

(BoE))

and

the

Financial

Conduct
Authority

(FCA).

In

addition,

the

Financial

Policy

Committee

(FPC)

of

the

BoE

has

influence

on

the

prudential

requirements

that

may

be

imposed

on
the

banking

system

through

its

powers

of

direction

and

recommendation.

Barclays

Bank

PLC

is

an

authorised

credit

institution

and

subject

to

solo-

consolidated

prudential

supervision

by

the

PRA,

which

comprises

Barclays
Bank

PLC

plus

certain

additional

subsidiaries,

and

subject

to

conduct

regulation

and

supervision

by

the

FCA.

The

Barclays

Group

is

also

subject

to
prudential

supervision

by

the

PRA

on

a

group

consolidated

basis.

Barclays

Capital

Securities

Limited

is

authorised

and

supervised

by

the

PRA

as

a
PRA

-

designated

investment

firm

and

subject

to

conduct

regulation

and

supervision

by

the

FCA.

Barclays

Services

Limited

is

an

appointed
representative

of

Barclays

Bank

PLC

and

Clydesdale

Financial

Services

Limited.

Barclays

Bank

Ireland

PLC

is

licensed

as

a

credit

institution

by

the

Central

Bank

of

Ireland

(CBI)

and

is

designated

as

a

significant

institution

falling
under

direct

supervision

on

a

solo

basis

by

the

European

Central

Bank

(ECB).

Barclays

Bank

Ireland

PLC’s

EU

branches

are

supervised

by

the

ECB
and

are

also

subject

to

direct

supervision

for

local

conduct

purposes

by

national

supervisory

authorities

in

the

jurisdictions

where

they

are
established.

The

Barclays

Bank

Group

is

also

subject

to

regulatory

initiatives

undertaken

by

the

UK

Payment

Systems

Regulator

(PSR),

as

a

participant

in
payment

systems

regulated

by

the

PSR.
The

PRA’s

continuing

supervision

of

the

Barclays

Group

is

conducted

through

a

variety

of

regulatory

tools,

including

the

collection

of

information
by

way

of

prudential

returns

or

cross

-

firm

reviews,

reports

obtained

from

skilled

persons,

regular

supervisory

visits

to

firms

and

regular

meetings
with

management

an

d

directors

to

discuss

issues

such

as

strategy,

governance,

financial

resilience,

operational

resilience,

risk

management,

and
recovery

and

resolution.

Parliament

gave

the

FCA

a

single

strategic

objective

–

to

ensure

that

relevant

markets

function

well

–

and

three

operational

objectives:

to

protect
consumers,

enhance

market

integrity

and

promote

competition.

The

FCA’s

supervision

of

the

UK

firms

in

the

Barclays

Bank

Group

is

carried

out
through

a

combination

of

proactive

engagement,

regular

thematic

work

and

project

work

based

on

the

FCA’s

sector

assessments,

which

analyse
the

different

areas

of

the

market

and

the

risks

that

may

lie

ahead.

Both

the

PRA

and

the

FCA

apply

standards

that

either

anticipate

or

go

beyond

requirements

established

by

global

or

EU

standards,

whether

in
relation

to

capital,

leverage

and

liquidity,

resolvability

and

resolution

or

matters

of

conduct.

The

FCA

has

focused

on

conduct

risk

and

on

customer

outcomes

and

will

continue

to

do

so.

This

has

included

a

focus

on

the

design

and

op

eration
of

products,

the

behaviour

of

customers

and

the

operation

of

markets.

The

FCA

is

conducting

on

-

going

work

on

fair

pricing

in

financial

services,
affordability

and

fair

treatment

of

vulnerable

customers.

These

initiatives

may

impact

future

revenues

and

increase

conduct

costs

and

costs

of
remediation.

The

FCA

and

the

PRA

also

apply

the

Senior

Managers

and

Certification

Regime

(the

SMCR)

which

imposes

a

regulatory

approval,

individual
accountability

and

fitness

and

propriety

framework

in

respect

of

senior

or

key

individuals

within

relevant

firms.

Supervision

in

the

US

The

Barclays

Bank

Group’s

US

activities

and

operations

are

subject

to

umbrella

supervision

by

the

Board

of

Governors

of

the

Federal

Reserve
System

(FRB),

as

well

as

additional

supervision,

requirements

and

restrictions

imposed

by

other

federal

and

state

regulators

and

self-regulatory
organisations

(SROs).

Barclays

PLC,

Barclays

Bank

PLC

and

its

US

branches

and

subsidiaries

are

subject

to

a

comprehensive

regulatory

framework
invo

lving

numerous

statutes,

rules

and

regulations.

In

some

cases,

US

requirements

may

impose

restrictions

on

the

Barclays

Bank

Group’s

global
activities,

in

addition

to

its

activities

in

the

US.

Barclays

PLC,

Barclays

Bank

PLC

and

Barclays

US

LLC

(BUSL)

are

regulated

as

bank

holding

companies

(BHCs)

by

the

FRB.

BUSL

is

the

Barclays
Bank

Group’s

top

-

tier

US

holding

company

that

holds

substantially

all

of

the

Barclays

Bank

Group’s

US

subsidiaries

(including

Barclays

Capital

Inc.
and

Barclays

Bank

Delaware).

BUS

L

is

subject

to

requirements

in

respect

of

capital

adequacy,

capital

planning

and

stress

testing,

risk

management
and

governance,

liquidity,

leverage

limits,

large

exposure

limits,

activities

restrictions

and

financial

regulatory

reporting.

Barclays

Bank

P

LC’s

US
branches

are

also

subject

to

enhanced

prudential

supervision

requirements

relating

to,

among

other

things,

liquidity

and

risk

management.

Barclays

PLC,

Barclays

Bank

PLC

and

BUSL

have

elected

to

be

treated

as

financial

holding

companies

(FHCs)

und

er

the

Bank

Holding

Company

Act
of

1956.

FHC

status

allows

these

entities

to

engage

in

a

variety

of

financial

and

related

activities,

directly

or

through

subsidiaries,

including
underwriting,

dealing

and

market

making

in

securities.

Failure

to

maintain

FHC

status

could

result

in

increasingly

stringent

penalties

and

ultimately,
in

the

closure

or

cessation

of

certain

operations

in

the

US.

In

addition

to

umbrella

oversight

by

the

FRB,

many

of

the

Barclays

Bank

Group’s

branches

and

subsidiaries

are

regulated

b

y

additional

authorities
based

on

the

location

or

activities

of

those

entities.

The

New

York

and

Florida

branches

of

Barclays

Bank

PLC

are

subject

to

supervision

and
regulation

by,

respectively,

the

New

York

State

Department

of

Financial

Services

(NYSDFS)

and

the

Florida

Office

of

Financial

Regulation,

as

well

as
the

applicable

Federal

Reserve

Banks.

Barclays

Bank

Delaware,

a

Delaware

chartered

commercial

bank,

is

subject

to

supervision

and

regulation

by
the

Delaware

Office

of

the

State

Bank

Commissioner,

the

Federal

Deposit

Insurance

Corporation

(FDIC),

and

the

Consumer

Financial

Protection

Risk

review
Supervision

and

regulation

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

89
Bureau

(CFPB).

The

deposits

of

Barclays

Bank

Delaware

are

insured

by

the

FDIC

and

Barclays

PLC,

Barclays

Bank

PLC

and

BUSL

are

required

to

act
as

a

source

of

strength

fo

r

Barclays

Bank

Delaware.

This

could,

among

other

things,

require

these

entities

to

inject

capital

into

Barclays

Bank
Delaware

if

it

fails

to

meet

applicable

regulatory

capital

requirements.

Barclays

Bank

Delaware

is

subject

to

direct

supervision

and

regul

ation

by

the
CFPB,

which

has

the

authority

to

examine

and

take

enforcement

action

related

to

compliance

with

US

federal

consumer

financial

laws

and
regulations.
The

Barclays

Bank

Group’s

US

securities

broker/dealer

and

investment

banking

operations,

primarily

conducted

through

Barclays

Capital

Inc.,

are
also

subject

to

ongoing

supervision

and

regulation

by

the

Securities

and

Exchange

Commission

(SEC),

the

Financial

Industry

Regulatory

Authority
(FINRA)

and

other

government

agencies

and

SROs

under

US

federal

and

state

securities

laws.

The

Barclays

Bank

Group’s

US

commodity

futures,

commodity

options

and

swaps-

related

and

client

clearing

operations

are

subject

to

ongoing
supervision

and

regulation

by

the

Commodity

Futures

Trading

Commission

(CFTC),

the

National

Futures

Association

and

other

SROs.

Barclays
Bank

PLC

is

also

a

US

registered

swap

dealer

and

is

subject

to

the

FRB

swaps

rules

with

respect

to

margin

and

capital

requirements.

Supervision

in

Asia

Pacific

The

Barclays

Bank

Group’s

operations

in

Asia

Pacific

are

supervised

and

regulated

by

a

broad

range

of

national

banking

and

financial

services
regulators.

Brexit
There

remains

much

uncertainty

regarding

the

state

of

the

future

relationship

between

the

UK

and

the

EU

and

therefore

the

potential

impact

of

the
UK's

withdrawal

from

the

EU

on

the

financial

re

gulatory

framework

in

the

UK.

Following

the

UK’s

withdrawal

from

the

EU

on

31

January

2020
pursuant

to

the

withdrawal

agreement

negotiated

between

the

UK

and

the

EU

in

October

2019,

firms

incorpo

rated

and

authorised

in

the

UK

are
able

to

continue

to

provide

services

into

the

EU27,

and

firms

incorporated

and

authorised

in

the

EU27

are

able

to

continue

to

provide

services

into
the

UK

in

accordance

with

the

terms

of

the

withdrawal

agreement

for

the

d

uration

of

the

transition

period

set

out

in

the

agreement.

Following

the
expiry

of

that

transitional

period

in

December

2020,

the

ability

of

UK

firms

to

access

the

EU

market

and

vice

versa

would

depend

upon

the

terms

of
any

future

trade

deal

between

the

UK

and

the

EU,

including

whether

such

deal

provides

for

any

access

rights

in

respect

of

financial

services.

It
would

also

depend

upon

whether

the

EU

grants

equivalence

to

the

UK

as

a

third

country

pursuant

to

equivalence

regimes

in

existing

EU

financial
serv

ices

legislation.

If,

after

the

expiry

of

the

transitional

period

in

December

2020,

there

is

no

deal

or

arrangement

covering

financial

services

in
place,

with

no

ability

to

passport,

and

assuming

no

third

country

"equivalence"

-

based

recognition

in

place,

the

Barclays

Bank

Group

entities

in

the
UK

would

no

longer

be

able

to

provide

certain

of

their

services

from

the

UK

into

the

EU27

in

the

way

in

which

these

services

are

currently

provided.
As

a

result

of

the

onshoring

of

EU

legislation

in

the

UK,

UK

firms

w

ould

(at

least

initially)

be

subject

to

substantially

the

same

rules

and

regulations
as

before

Brexit.

The

UK

may

seek

to

make

changes

to

these

rules

going

forward,

particularly

in

the

event

of

no

deal

or

arrangement

covering
financial

services,

where

they

are

not

subject

to

any

requirements

to

maintain

particular

rules

or

standards

for

equivalence

purposes.

Financial

regulatory

framework

(a)

Prudential

regulation

Certain

Basel

III

standards

were

implemented

in

EU

law

through

the

Capital

Requirements

Regulation

(CRR)

and

the

Capital

Requirements

Directive
IV

(CRD

IV).

Beyond

the

minimum

standards

required

by

CRD

IV,

the

PRA

has

expected

the

Barclays

Group,

in

common

with

other

major

UK

banks
and

building

societies,

to

meet

a

7%

Common

Equity

Tier

1

(CET1)

ratio

at

the

level

of

the

consolidated

group

since

1

January

2016.

Global

systemically

important

banks

(G

-

SIBs),

such

as

the

Barclays

Group,

are

subject

to

a

number

of

additional

prudential

requirements,

including
the

requirement

to

hold

additional

loss-absorbing

capacity

and

additional

capital

buffers

above

the

level

required

by

Basel

III

standards.

The

level

of
the

G

-

SIB

buffer

is

set

by

the

Financial

Stability

Board

(FSB)

according

to

a

bank’s

systemic

importance

and

can

range

from

1%

to

3.5%

of

risk-
weighted

assets

(RWAs).

The

G

-

SIB

buffer

must

be

met

with

CET1.

In

November

2019,

the

FSB

published

an

update

to

its

list

of

G

-

SIBs,

maintaining

the

1.5%

G

-

SIB

buffer

that

applies

to

the

Barclays

Group.

The

Barclays

Group

is

also

subject

to

a

‘combined

buffer

requirement’

consisting

of

(i)

a

capital

conservation

buffer,

and

(ii)

a

countercyclical
capital

buffer

(CCyB).

The

CCyB

is

based

on

rates

determined

by

the

regulatory

authorities

in

each

jurisdiction

in

which

the

Barclays

Group
maintains

exposures

.

These

rates

may

vary

in

either

direction.

In

December

2019,

the

FPC

raised

the

UK

CCyB

rate

from

1%

to

2%

with

binding
effect

from

December

2020.

The

PRA

requires

UK

firms

to

hold

additional

capital

to

cover

risks

which

the

PRA

assesses

are

not

fully

captured

by

the

Pillar

1

capital

requirement.
The

PRA

sets

this

additional

capital

requirement

(Pillar

2A)

at

least

annually,

derived

from

each

firm's

individual

capital

guidance.

Under

current
PRA

rules,

the

Pillar

2A

must

be

met

with

at

least

56%

CET1

capital

and

no

more

than

25%

tier

2

capital.

In

addition,

the

capital

that

firms

use

to
meet

their

minimum

requirements

(Pillar

1

and

Pillar

2A)

cannot

be

counted

towards

meeting

the

combined

buffer

requirement.
The

PRA

may

also

impose

a

'PRA

buffer'

to

cove

r

risks

over

a

forward

looking

planning

horizon,

including

with

regard

to

firm

-

specific

stresses

or
management

and

governance

weaknesses.

If

the

PRA

buffer

is

imposed

on

a

specific

firm,

it

must

be

met

separately

to

the

combined

buffer
requirement,

and

mus

t

be

met

fully

with

CET1

capital.
Final

BCBS

standards

on

counterparty

credit

risk,

leverage,

large

exposures

and

a

Net

Stable

Funding

Ratio

(NSFR)

are

being

implemented

under

EU
law

via

the

Risk

Reduction

Measures

package,

which

was

published

in

the

Official

Journal

in

June

2019

and

includes

the

CRR

II

regulation,

the

CRD
V

directive

and

the

BRRD

II

directive.

The

BCBS’s

finalisation

of

‘Basel

III

–

post-

crisis

regulatory

reforms’

in

December

2017,

among

other

things,

eliminated

model

-

based

approaches

for
certain

categories

of

RWAs,

revised

the

standardised

approach’s

risk

weights

for

a

variety

of

exposure

categories,

replaced

the

four

current
approaches

for

operational

risk

(including

the

advanced

measurement

approach)

with

a

single

standardised

measureme

nt

approach,

established
72.5%

of

standardised

approach

RWAs

for

exposure

categories

as

a

floor

for

RWAs

calculated

under

advanced

approaches

(referred

to

as

the
‘output

floor’),

and

for

G

-

SIBs

introduced

a

leverage

ratio

buffer

in

an

amount

equal

to

50%

o

f

the

applicable

G

-

SIB

buffer

used

for

RWA

purposes
(meaning,

for

the

Barclays

Group,

a

leverage

ratio

buffer

of

0.75%).

The

majority

of

the

final

Basel

III

changes

are

due

to

be

implemented
commencing

1

January

2022,

with

a

five-

year

phase

-

in

period

for

the

output

floor,

although

the

precise

timing

as

it

applies

to

the

Barclays

Group
depends

on

national

and

EU

legislative

processes.

The

new

market

risk

framework,

including

rules

made

as

a

result

of

the

‘fundamental

review

of

Risk

review
Supervision

and

regulation

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

90
the

trading

book’,

is

expected

to

be

implemented

in

the

UK

first

as

a

reporting

requirement,

with

further

legislation

needed

to

replace

the

existing,
binding

market

risk

requirements.

In

the

US,

in

October

2019,

the

FRB

and

other

US

regulatory

agencies

released

final

rules

to

tailor

the

applicability

of

prudential

requirements

for
large

domestic

US

banking

organisations,

foreign

banking

organisations

and

their

intermediate

holding

companies

(IHCs),

including

BUSL.

In

the
final

rule,

BUSL

is

a

“Category

III”

IHC.

BUSL

is

therefore

subjec

t

to

full

standardised

liquidity

requirements,

including

the

liquidity

coverage

ratio,
which

has

been

implemented

by

the

US

regulatory

agencies,

and

the

NSFR,

which

has

been

proposed

by

the

US

regulatory

agencies

but

does

not
have

a

clear

timeframe

for

finalisation.
In

June

2018

and

October

2019,

the

FRB

finalised

rules

regarding

single

counterparty

credit

limits

(SCCL).

The

SCCL

apply

to

the

largest

US

BHCs
and

foreign

banks’

(including

the

Barclays

Bank

Group’s)

US

operations.

The

SCCL

creates

two

separat

e

limits

for

foreign

banks,

the

first

on
combined

US

operations

(CUSO)

and

the

second

on

the

US

IHC

(BUSL).

The

SCCL

for

US

BHCs,

including

BUSL,

will

go

into

effect

in

2020

and
requires

that

exposure

to

an

unaffiliated

counterparty

of

BUSL

not

exceed

25%

of

BUSL’s

tier

1

capital.

With

respect

to

the

CUSO,

the

SCCL

rule
allows

certification

to

the

FRB

that

a

foreign

bank

complies

with

comparable

h

ome

country

regulation.
In

November

2019,

the

FRB

issued

a

proposal

to

extend

by

18

months

the

initial

compliance

date

for

foreign

banks'

CUSO

to

allow

the

home
countries

of

foreign

banks

time

to

finalize

comparable

home

country

regulation.

Under

the

propo

sal,

Barclays

Bank

PLC

would

not

need

to

comply
with

the

CUSO

requirement

until

July

1,

2021.

In

order

to

give

the

FRB

time

to

finalize

the

November

proposal,

in

December

2019

the

FRB
separately

granted

Barclays

Bank

PLC

relief

from

the

SCCL

CUSO

requirem

ent

through

a

letter

indicating

that

Barclays

Bank

PLC

is

not

required

to
provide

the

CUSO

certification

until

1

July

2020.

Stress

testing

The

Barclays

Group

and

certain

of

its

members,

including

Barclays

Bank

PLC,

are

subject

to

supervisory

stress

testing

exercises

in

a

number

of
jurisdictions,

designed

to

assess

the

resilience

of

banks

to

adverse

economic

or

financial

developments

and

ensure

that

they

have

robust,

forward-
looking

capital

planning

processes

that

account

for

the

risks

associated

with

their

business

profile.

Assessment

by

regulators

is

on

both

a
quantitative

and

qualitative

basis,

the

latter

focusing

on

such

elements

as

data

provision,

stress

testing

capability

including

model

risk

management
and

internal

management

processes

and

controls.

(b)

Recovery

and

Resolution

Stabilisation

and

resolution

framework

The

2014

Bank

Recovery

and

Resolution

Directive

(BRRD)

established

a

framework

for

the

recovery

and

resolution

of

EU

credit

institutions

and
investment

firms.

Amendments

to

BRRD

(referred

to

as

BRRD

II)

were

made

via

the

finalisation

of

the

EU

Risk

Reduction

Measures.

Member

states
are

required

to

transpose

BRRD

II

into

national

law

by

28

December

2020

(subject

to

certain

exceptions).

On

28

December

2017,

a

related

EU

directive

c

ame

into

force

harmonising

the

priority

ranking

of

unsecured

debt

instruments

under

national
insolvency

laws.

The

directive

has

been

transposed

into

national

law

in

the

UK,

dividing

a

financial

institution’s

non

-

preferred

debts

into

three
classes

in

a

descending

ranking

order

(ordinary,

secondary

and

tertiary

non

-

preferential

debts).

UK

resolution

authorities

are

empowered

by

law

to

intervene

in

and

resolve

a

UK

financial

institution

that

is

failing

or

likely

to

fail.

The

BoE

(in
consultation

with

the

PRA

and

HM

Treasury

as

appropriate)

has

several

stabilisation

options

where

a

banking

institution

is

failing

or

likely

to

fail,
including,

for

example,

to

transfer

some

or

all

of

the

securities

or

business

of

the

bank

to

a

commercial

purchaser

or

a

‘bridge

ban

k’

owned

by

the
BoE

or

to

transfer

the

banking

institution

into

temporary

public

ownership.

When

exercising

any

of

its

stabilisation

powers,

the

BoE

must

generally
provide

that

shareholders

bear

first

losses,

followed

by

creditors

in

accordance

with

the

pr

iority

of

their

claims

in

insolvency.

In

order

to

enable

the

exercise

of

its

stabilisation

powers,

the

BoE

may

impose

a

temporary

stay

on

the

rights

of

creditors

to

terminate,

accelerate

or
close

out

contracts,

or

override

events

of

default

or

termination

rights

that

might

otherwise

be

invoked

as

a

result

of

a

resolution

action

and

modify
contractual

arrangements

in

certain

circumstances

(including

a

variation

of

the

terms

of

any

securities).

In

addition,

the

BoE

has

the

power

to
override,

vary,

or

impose

conditions

or

contractual

obligations

between

a

UK

bank,

its

holding

company

and

its

group

undertakings,

in

order

to
enable

any

transferee

or

successor

bank

to

operate

effectively

after

any

of

the

resolution

tools

have

been

applied.

HM

Treasury

may

also

am

end

the
law

for

the

purpose

of

enabling

it

to

use

its

powers

under

this

regime

effectively,

potentially

with

retrospective

effect.

These

powers

apply
regardless

of

any

contractual

restrictions

and

compensation

that

may

be

payable.

In

addition,

the

BoE

is

required

by

law

to

permanently

write-

down,

or

convert

into

equity,

tier

1

capital

instruments

and

tier

2

capital

instruments

at
the

point

of

non

-

viability

of

the

bank.

This

power

will

be

extended

to

include

eligible

liabilities

(such

as

liabilities

under

M

REL

instruments

(see

TLAC
and

MREL

below))

once

BRRD

II

is

implemented.
The

BoE’s

preferred

approach

for

the

resolution

of

the

Barclays

Group

is

a

bail-

in

strategy

with

a

single

point

of

entry

at

Barclays

PLC.

Under

such

a
strategy,

Barclays

PLC’s

subsidiaries

would

remain

operational

while

Barclays

PLC’s

eligible

liabilities

would

be

written

down

or

converted

to

equity
in

order

to

recapitalise

the

Barclays

Group

and

allow

for

the

continued

provision

of

services

and

operations

throughout

the

resolution.

The

order

in
which

the

bail-

in

tool

is

applied

reflects

the

hierarchy

of

capital

instruments.

Accordingly,

the

more

subordinated

the

claim,

the

more

likely

losses
will

be

suffered.
The

PRA

has

made

rules

that

require

authorised

firms

to

draw

up

recovery

plans

and

resolution

packs,

as

required

by

the

BRRD.

Recovery

plans

are
designed

to

outline

credible

actions

that

authorised

firms

could

implement

in

the

event

of

severe

stress

in

order

to

restore

their

business

to

a

stable
and

sustainable

condition.

Removal

of

potential

impediments

to

an

orderly

resolution

of

a

banking

group

or

one

or

more

of

its

subsidiaries

is
considered

as

part

of

the

BoE’s

and

PRA’s

supervisory

strategy

for

each

firm,

and

the

PRA

can

require

firms

to

make

significant

changes

in

order

to
enh

ance

resolvability.

The

Barclays

Group

currently

provides

the

PRA

with

a

recovery

plan

annually

and

with

a

resolution

pack

as

requested.

In

July

2019,

the

BoE

and

PRA

published

final

policies

on

the

Resolvability

Assessment

Framework

(RAF),

designed

to

increase

transparency

and
accountability

and

clarify

the

responsibilities

on

firms

with

respect

to

resolution.

The

RAF

consists

of

three

components:

(i)

how

the

BoE

will

assess
resolvability;

(ii)

the

requirement

for

certain

firms

to

perform

an

assessment

of

their

preparations

for

resolution,

submit

a

report

to

the

PRA

and
publish

a

summary

of

their

most

recent

report;

and

(iii)

the

BoE’s

publication

of

a

statement

concerning

the

resolvability

of

each

in-

scope

firm.

The
BoE

will

assess

firms

against

three

res

olvability

outcomes

they

must

meet

by

2022:

(i)

adequate

financial

resources;

(ii)

being

able

to

continue

to

do
business

through

resolution

and

restructuring;

and

(iii)

being

able

to

communicate

and

coordinate

within

the

firm

and

with

authorities.

While

regulators

in

many

jurisdictions

have

indicated

a

preference

for

single

point

of

entry

resolution

for

the

Barclays

Group,

additional

resolution
or

bankruptcy

provisions

may

apply

to

certain

Barclays

Bank

Group

entities

or

branches.

Risk

review
Supervision

and

regulation

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

91
In

the

US,

BUSL

is

subject

to

the

Orderly

Liquidation

Authority

established

by

Title

II

of

the

Dodd

-

Frank

Act,

a

regime

for

the

orderly

liquidation

of
systemically

important

financial

institutions

by

the

FDIC,

as

an

alternative

to

proceedings

under

the

US

Bankruptcy

Code.

In

add

ition,

the

licensing
authorities

of

each

US

branch

of

Barclays

Bank

PLC

and

of

Barclays

Bank

Delaware

have

the

authority

to

take

possession

of

the

business

and
property

of

the

applicable

branch

or

entity

they

license

and/or

to

revoke

or

suspend

such

licence.

In

the

US,

Title

I

of

the

DFA,

as

amended,

and

the

implementing

regulations

issued

by

the

FRB

and

the

FDIC

require

each

bank

holding

company
with

assets

of

$250bn

or

more,

including

those

within

the

Barclays

Group,

to

prepare

and

submit

a

plan

for

the

orderly

resolution

of

subsidiaries
and

operations

in

the

event

of

future

material

financial

distress

or

failure.

The

Barclays

Group’s

next

submission

of

the

US

Resolution

Plan

in

respect
of

its

US

operations

will

be

due

on

1

July

2020.

Barclays

Bank

Ireland

PLC,

as

a

significant

institution

under

the

Single

Resolution

Mechanism

Regulation

(SRMR),

is

subject

to

the

powers

of

the
Single

Resolution

Board

(SRB)

as

the

Eurozone

resolution

authority.

The

CBI

and

the

ECB

require

Barclays

Bank

I

reland

PLC

to

submit

a

standalone
BRRD

-

compliant

recovery

plan

on

an

annual

basis.

The

SRB

has

the

power

to

require

data

submissions

specific

to

Barclays

Bank

Ireland

PLC

under
powers

conferred

upon

it

by

the

BRRD

and

the

SRMR.

The

SRB

will

exercise

these

powers

to

determine

the

optimal

resolution

strategy

for

Barclays
Bank

Ireland

PLC

in

the

context

of

the

BoE’s

preferred

resolution

strategy

of

single

point

of

entry

with

bail-

in

at

Barclays

PLC.

The

SRB

also

has

the
power

under

the

BRRD

and

the

SRMR

to

dev

elop

a

resolution

plan

for

Barclays

Bank

Ireland

PLC.

TLAC

and

MREL

The

BRRD

requires

competent

authorities

to

impose

a

Minimum

Requirement

for

own

funds

and

Eligible

Liabilities

(MREL)

on

financial

institutions
to

facilitate

their

orderly

resolution

without

broader

financial

disruption

or

recourse

to

public

funds.

In

November

2015,

the

FSB

finalised

its
proposals

to

enhance

the

loss-absorbing

capacity

of

G

-

SIBs

and

set

a

new

minimum

requirement

for

‘total

loss-absorbing

capacity’

(TLAC).

The
FSB

also

pub

lished

guiding

principles

on

internal

TLAC

in

July

2017.

The

EU

is

implementing

the

TLAC

standard

(including

internal

TLAC)

via

the

MREL

requirement

for

G

-

SIBs

and

the

relevant

amendments

are
contained

in

the

Risk

Reduction

Measures

package.

Under

the

BoE’s

2018

statement

of

policy

on

MREL,

the

BoE

will

set

MREL

for

UK

G

-

SIBs

as
necessary

to

implement

the

TLAC

standard

and

institution

or

group

-

specific

MREL

requirements

will

depend

on

the

preferred

resolution

strategy
for

that

institution

or

group.

Int

ernal

MREL

for

operating

subsidiaries

will

be

scaled

within

a

75

-

90%

range

of

the

external

requirement

that

would
apply

to

the

subsidiary

if

it

were

a

resolution

entity.

The

starting

point

for

the

scalar

will

be

90%

for

ring

-

fenced

bank

sub

-

groups.
The

MREL

requirements

are

being

phased

in

as

from

1

January

2019.

From

1

January

2020,

G

-

SIBs

with

resolution

entities

incorporated

in

the

UK,
including

the

Barclays

Group,

will

be

subject

to

an

MREL

requirement

equivalent

to

the

higher

of:

(i)

the

sum

of

two

times

the

Pillar

1

requirement
and

one

times

the

Pillar

2A

requirement;

or

(ii)

the

higher

of

two

times

the

leverage

ratio

or

6%

of

leverage

exposures.

The

MREL

requirements

will
be

fully

implemented

by

1

January

2022,

at

which

time

such

G

-

SIBs

will

be

requi

red

to

meet

an

MREL

equivalent

to

the

higher

of:

(i)

two

times

the
sum

of

their

Pillar

1

and

Pillar

2A

requirements;

or

(ii)

the

higher

of

two

times

their

leverage

ratio

or

6.75%

of

leverage

exposures.

Barclays

Bank

Ireland

PLC

is

subject

to

the

SRB’s

MREL

policy,

as

issued

in

January

2019,

in

respect

of

the

internal

MREL

that

it

will

be

required

to
issue

to

Barclays

Bank

Group.

The

SRB’s

MREL

policy

will

be

revised

in

the

near

future

to

reflect

the

implementation

of

the

Risk

Reduction

Measures
package

in

the

EU.

The

SRB’s

current

calibration

of

MREL

is

two

times

the

sum

of:

(i)

the

firm’s

Pillar

1

requirement;

(ii)

its

Pillar

2

requirement;

and
(iii)

its

combined

buffer

requirement,

minus

125

basis

points.

The

SRB’s

policy

does

not

envisage

the

application

of

any

scalar

in

respect

of

the
internal

MREL

requirement.

In

the

US,

the

FRB’s

TLAC

rule

includes

provisions

that

require

BUSL

to

have:

(i)

a

specified

outstanding

amount

of

eligible

long

-

term

debt;

(ii)

a
specified

outstanding

amount

of

TLAC

(consisting

of

common

and

preferred

equity

regulatory

capital

plus

eligible

long

-

term

debt);

and

(iii)

a
specified

common

equity

buffer.

In

addition,

the

FRB’s

TLAC

rule

prohibits

BUSL,

for

so

long

as

the

Barclays

Group’s

overall

resolution

plan

treats
BUSL

as

a

no

n

-

resolution

entity,

from

issuing

TLAC

to

entities

other

than

those

within

the

Barclays

Group.

Bank

Levy

and

FSCS
The

BRRD

requires

EU

member

states

to

establish

a

pre

-

funded

resolution

financing

arrangement

with

funding

equal

to

1%

of

covered

deposits

by
31

December

2024

to

cover

the

costs

of

bank

resolutions.

The

UK

has

implemented

this

requirement

by

way

of

a

tax

o

n

the

balance

sheets

of
banks

known

as

the

‘Bank

Levy’.

In

addition,

the

UK

has

a

statutory

compensation

fund

called

the

Financial

Services

Compensation

Scheme

(FSCS),

which

is

funded

by

way

of
annual

levies

on

most

financial

services

firms

authorised

und

er

FSMA.

(c)

Structural

reform

In

the

UK,

the

Financial

Services

(Banking

Reform)

Act

2013

put

in

place

a

framework

for

ring

-

fencing

certain

operations

of

large

banks

and
secondary

legislation

passed

in

2014

elaborated

on

the

operation

and

application

of

the

ring

-

fence.

Ring

-

fencing

requires,

among

other

things,

the
separation

of

the

retail

and

smaller

deposit

-

taking

business

activities

of

UK

banks

into

a

legally

distinct,

operationally

separate

and

economically
independent

entity,

which

is

not

permitte

d

to

undertake

a

range

of

activities.

US

regulation

places

further

substantive

limits

on

the

activities

that

may

be

conducted

by

banks

and

holding

companies,

including

foreign

banking
organisations

such

as

the

Barclays

Group.

The

‘Volcker

Rule’,

which

was

part

of

the

DFA

and

which

came

into

effect

in

the

US

in

2015,

prohibits
banking

entities

from

undertaking

certain

proprietary

trading

activities

and

limits

such

entities’

ability

to

sponsor

or

invest

in

certain

private

equity
funds

and

hedge

funds

(in

each

case

broadly

defined).

As

required

by

the

rule,

the

Barclays

Group

has

developed

and

implemented

an

extensive
compliance

and

monitoring

programme

addressing

proprietary

trading

and

covered

fund

activities

(both

inside

and

outside

of

the

US).

In

August
20

19

the

Volcker

regulatory

agencies

finalised

amendments

to

the

Volcker

Rule’s

proprietary

trading

provisions,

which

became

effective

on

1
January

2020

(with

a

mandatory

compliance

date

of

1

January

2021).

The

amendments

generally

provide

greater

flexibility

for

banking

entities,

and
in

particular

for

business

units

that

operate

solely

outside

the

US.

The

Volcker

Rule

agencies

have

indicated

that

further

changes

are

likely

to

be
proposed

in

2020

with

regard

to

the

Volcker

covered

funds

provisions.

Risk

review
Supervision

and

regulation

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

92
(d)

Market

infrastructure

regulation

In

recent

years,

regulators

as

well

as

global

-

standard

setting

bodies

such

as

the

International

Organisation

of

Securities

Commissions

(IOSCO)

have
focused

on

improving

transparency

and

reducing

risk

in

markets,

particularly

ri

sks

related

to

over

-

the-

counter

(OTC)

transactions.

This

focus

has
resulted

in

a

variety

of

new

regulations

across

the

G20

countries

and

beyond

that

require

or

encourage

on

-

venue

trading,

clearing,

posting

of
margin

and

disclosure

of

pre

-

trade

and

post-

tra

de

information.

Some

of

the

most

significant

developments

are

described

below.

The

European

Market

Infrastructure

Regulation,

as

amended,

(EMIR)

has

introduced

requirements

designed

to

improve

transparency

and

reduce
the

risks

associated

with

the

derivati

ves

market,

some

of

which

are

still

to

be

fully

implemented.

EMIR

has

potential

operational

and

financial
impacts

on

the

Barclays

Group,

including

by

imposing

new

collateral

require

ments.

Over

the

coming

months,

European

regulators

will

undergo

a
review

of

the

exchange

of

collateral

rules,

raising

the

possibility

of

some

alterations

to

the

existing

rules.

European

regulators

are

also

currently
consulting

on

details

of

the

recent

amendments

to

EMIR,

which

could

potentially

have

a

significant

impact

on

our

clearing

business.
CRD

IV

complements

EMIR

by

applying

higher

capital

requirements

for

bilateral,

uncleared

OTC

derivative

trades.

Lower

capital

requirements

for
cleared

derivative

trades

are

only

available

if

the

central

counterparty

(CCP)

through

which

the

trade

is

cleared

is

recognised

as

a

‘qualifying

central
counterparty’

(QCCP)

which

has

been

authorised

or

recognised

under

EMIR.

The

Markets

in

Financial

Instruments

Directive

and

Markets

in

Financial

Instruments

Regulation

(collectively

referred

to

as

M

iFID

II)

have

largely
been

applicable

since

3

January

2018.

MiFID

II

affects

many

of

the

investment

markets

in

which

the

Barclays

Group

operates,

the

instruments

in
which

it

trades

and

the

way

it

transacts

with

market

counterparties

and

other

customers.

MiFID

II

is

currently

undergoing

a

review

process

in

order
to

determine

those

areas

of

the

regulation

that

require

further

amendment.

These

amendments

are

being

considered

particularly

in

light

of

the

EU’s
ongoing

focus

on

the

development

of

a

stronger

Capital

Markets

Union.

As

part

of

the

EU’s

sustainable

finance

action

plan,

new

regulatory

requirements

are

being

introduced

to

provide

greater

transparency

on

the
environmental

and

social

impact

of

financial

investments.

These

include

(i)

the

Regulation

on

Sustainability-Related

Disclosures,

which

introduces
disclosure

obligations

regarding

the

way

in

which

financial

institutions

integrate

environmental,

social

and

governance

factors

in

their

investment
decisions,

and

(ii)

the

Taxonomy

Regulation,

which

provid

es

for

a

general

framework

for

the

development

of

an

EU

-

wide

classification

system

for
environmentally

sustainable

economic

activities.

These

new

requirements

will

have

an

impact

on

the

Barclays

Bank

Group

as

an

intermediary
performing

investment

services

for

customers

and

investors.

The

EU

Benchmarks

Regulation

applies

to

the

administration,

contribution

of

data

to

and

use

of

benchmarks

within

the

EU.

Financial

institutions
within

the

EU

are

prohibited

from

using

benchmarks

unless

their

administrators

are

authorised,

registered

or

otherwise

recognised

in

the

EU,
subject

to

transitional

provisions

expiring

on

1

January

2022.

For

example,

EURIBOR

is

no

longer

compliant

with

the

Benchmarks

Regulation,

and
the

FCA

has

stated

that

it

does

not

intend

to

support

LIBOR

after

the

end

of

2021.

International

initiatives

are

therefore

underway

to

develop
alternative

benchmarks

and

backstop

arrangements.

US

regulators

have

imposed

similar

rules

as

the

EU

with

respect

to

the

mandatory

on

-

venue

trading

and

clearing

of

certain

derivatives,

and

post-
trade

transparency,

as

well

as

in

relation

to

the

margining

of

OTC

derivatives.

US

regulators

are

continuing

to

review

and

consider

their

rules

with

respect

to

their

application

on

a

cross

-

border

basis,

including

with

respect

to
their

registration

requirements

in

relation

to

non

-

US

swap

dealers

and

security-

based

swap

dealers.

The

regulators

may

adopt

further

rules,

or
provide

further

guidance,

regarding

cross-border

applicability.

In

December

2017,

the

CFTC

and

the

European

Commission

recognised

the

trading
venues

of

each

other’s

jurisdiction

to

allow

market

participants

to

comply

with

mandatory

on

-

venue

trading

requirements

while

trading

on

certain
venues

recognised

by

the

other

jurisdiction.

In

April

2019,

the

CFTC

issued

temporary

relief

that

would

permit

trading

venues

and

market
participants

located

in

the

UK

to

continue

to

rely

on

this

mutual

recognition

framework

following

a

withdrawal

of

the

UK

from

the

EU.
Certain

participants

in

US

swap

markets

are

required

to

register

with

the

CFTC

as

‘swap

dealers’

or

‘major

swap

participants’

and/or,

following

the
compliance

date

for

relevant

SEC

rules,

with

the

SEC

as

‘security-based

swap

dealers’

or

‘major

security-

based

swap

participants’.

Such

registrants
are

subject

to

CFTC,

an

d

will

be

subject

to

SEC,

regulation

and

oversight.

Entities

required

to

register

as

swap

dealers

are

subject

to

business
conduct,

recordkeeping

and

reporting

requirements

under

CFTC

rules.

Barclays

Bank

PLC

is

subject

to

regulation

by

the

FRB,

and

has

pro

visionally
registered

with

the

CFTC

as

a

swap

dealer.

Accordingly,

Barclays

Bank

PLC

is

subject

to

CFTC

rules

on

business

conduct,

record

-

keeping

and
reporting

and

to

FRB

rules

on

capital

and

margin.

The

CFTC

has

approved

certain

comparability

determinati

ons

that

permit

substituted

compliance

with

non

-

US

regulatory

regimes

for

certain

swap
regulations.

Substituted

compliance

is

permitted

for

certain

transaction

-

level

requirements,

where

applicable,

only

with

respect

to

transactions
between

a

non

-

US

swap

de

aler

and

a

non

-

US

counterparty,

whereas

entity-level

determinations

generally

apply

on

an

entity-wide

basis

regardless
of

counterparty

status.

In

April

2019,

the

CFTC

issued

temporary

relief

that

would

permit

swap

dealers

located

in

the

UK

to

continue

to

r

ely

on
existing

CFTC

substituted

compliance

determinations

with

respect

to

EU

requirements

in

the

event

of

a

withdrawal

of

the

UK

from

the

EU.

In
addition,

the

CFTC

has

issued

guidance

that

would

require

a

non

-

US

swap

dealer

to

comply

with

certain

CFTC

rul

es

in

connection

with

transactions
that

are

“arranged,

negotiated

or

executed”

from

the

US.

The

CFTC

has

provided

temporary

no

-

action

relief

from

application

of

the

guidance.

In
December

2019

the

CFTC

proposed

rules

that

would,

for

certain

CFTC

requirement

s,

codify

on

a

permanent

basis,

the

temporary

no

-

action

relief
for

transactions

that

are

arranged,

negotiated

or

executed

in

the

US.

The

proposed

rules

would

also

codify

certain

aspects

of

the

CFTC's

current
cross

-

border

framework

with

respect

to

internal

and

external

business

conduct

requirements,

and

it

is

expected

that

the

CFTC

will

introduce
additional

proposed

rules

addressing

mandatory

clearing,

trading

and

reporting

requirements

.

In

October

2017,

the

CFTC

issued

an

order
permitting

substituted

compliance

with

EU

margin

rules

for

certain

uncleared

derivatives.

However,

as

the

Barclays

Bank

Group

is

subject

to

the
margin

rules

of

the

FRB,

it

will

not

benefit

from

the

CFTC’s

action

unless

the

FRB

takes

a

similar

approach.

The

SEC

finalised

the

rul

es

governing

security

based

swap

dealer

registration

in

2015

but

clarified

that

registration

timing

is

contingent

upon

the
finalisation

of

certain

additional

rules

under

Title

VII

of

DFA

.

In

December

of

2019

the

SEC

adopted

a

final

cross

-

border

rule

that,

upon

publication
in

the

federal

register,

will

trigger

the

timeline

for

security-

based

swap

dealer

registration,

which

will

be

required

18

months

following

the

effective
date

of

those

rules,

currently

expected

in

September

2021.

When

security-

based

swap

d

ealer

registration

is

required,

it

is

anticipated

that

Barclays

Bank

PLC

and/or

one

or

more

of

its

affiliates

will

be

required
to

register

in

that

capacity

and

thus

will

be

required

to

comply

with

the

SEC’s

rules

for

security-

based

swap

dealers.

These

rule

s

may

impose

costs
and

other

requirements

or

restrictions

that

could

impact

our

business.

As

with

similar

CFTC

rules,

substituted

compliance

will

be

available

for
certain

security-

based

swap

dealer

requirements;

however,

the

SEC

has

not

yet

issued

any

comp

arability

determinations,

and

the

ultimate

scope
and

applicability

of

such

determinations

remains

unclear.

Risk

review
Supervision

and

regulation

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

93
(e)

Conduct,

culture

and

other

regulation

Conduct

and

culture

The

PRA

and

FCA

measures

to

increase

the

individual

accountability

of

senior

managers

and

other

covered

individuals

in

the

banking

sector
include:

the

‘Senior

Managers

Regime’,

which

applies

to

a

limited

number

of

individuals

with

senior

management

responsibilities

within

a

firm;

the
‘Certification

Regime’,

which

is

intended

to

assess

and

monitor

the

fitness

and

propriety

of

a

wider

range

of

employees

who

could

pose

a

risk

of
significant

harm

to

the

firm

or

its

customers;

and

conduct

rules

that

individuals

subject

to

either

regime

must

comply

with.

From

March

2017,

the
conduct

rules

have

applied

more

widely

to

other

staff

of

firms

within

the

scope

of

the

regime,

including

the

Barclays

Group.

Our

regulators

have
also

enhanced

their

focus

on

the

promotion

of

cultural

values

as

a

key

area

for

banks,

although

they

generally

view

the

resp

onsibility

for

reforming
culture

as

primarily

sitting

with

the

industry.

Data

protection

and

PSD2

Most

countries

in

which

the

Barclays

Bank

Group

operates

have

comprehensive

laws

governing

the

collection

and

use

of

personal

information.
Prominent

media

reporting

of

recent

cyber

-

security

breaches

or

data

losses

and

the

significant

penalties

being

handed

down

by

European

privacy
regulators

have

heightened

interest

in

data

privacy

worldwide.

The

introduction

of

the

EU’s

General

Data

Protection

Regulation

(G

DPR)

does

not
significantly

alter

the

core

principles

established

under

the

earlier

Data

Protection

Directive,

but

it

creates

a

harmonised

privacy

regime

across
European

member

states

with

penalties

up

to

the

higher

of

4%

of

global

turnover

or

€20

million.

The

GDPR

also

institutes

new

mandatory

breach
notification

requirements,

enhances

the

rights

of

individual

data

subjects

and

introduces

an

accountability

principle

concerned

with

openly
demonstrating

compliance.

The

international

nature

of

our

business

and

IT

infrastructure

means

personal

information

may

be

available

in
countries

other

than

from

where

it

originated.

The

GDPR

has

extra

-

territorial

effect

where

a

business

established

outside

the

EU

is

processing
personal

data

of

persons

located

in

the

EU

(

e.g.

European

based

customers

or

clients)

and

such

processing

relates

to

the

offering

of

goods

or
services

to

such

persons,

or

the

monitoring

of

their

behaviour

in

the

EU.

In

the

United

States,

the

California

Consumer

Privacy

Protection

Act

(CCPA),

effec

tive

1

January

2020

requires

companies

that

process

information
regarding

California

residents

to

make

new

disclosures

to

consumers

about

their

data

collection,

use

and

sharing

practices,

allows

consumers

to
opt

out

of

certain

data

sharing

with

third

parti

es

and

provides

a

new

cause

of

action

for

data

breaches.

It

remains

unclear

what

modifications

will
be

made,

if

any,

to

the

CCPA

and

its

regulations

and

how

these

will

be

interpreted.

The

introduction

of

the

CCPA

has

prompted

several

other

US
states

to

con

sider

similar

legislation.

Elsewhere

non

-

EU

countries

such

as

Bermuda,

Brazil,

India,

Cayman

Islands,

China,

Guernsey,

Jersey,

Isle

of
Man,

and

Switzerland

have

introduced

or

updated

existing

legislation,

or

are

considering

new

laws,

with

provisions

that

are

either

inspired

by

the
GDPR

or

that

otherwise

provide

enhanced

rights

to

data

subjects.

The

revised

Payment

Services

Directive

(PSD2)

introduces

additional

security

requirements

when

customers

and

clients

are

accessing

accounts

or
making

payments

onlin

e.

In

August

2019,

the

FCA

agreed

an

18

-

month

plan

for

firms

to

implement

these

requirements,

referred

to

as

Strong
Customer

Authentication

(SCA).

Cyber

security

and

operational

resilience

Regulators

in

Europe

and

the

US

continue

to

focus

on

cyber

security

risk

management

and

organisational

operational

resilience

and

overall
soundness

across

all

financial

services

firms,

with

customer

and

market

expectations

of

continuous

access

to

financial

services

at

an

all-time

high.

This

has

a

led

to

a

number

of

proposed

laws

and

changes

to

regulatory

frameworks

being

published,

such

as

the

UK

regulators’

proposals

for

a

new
operational

resilience

regime,

that

necessitate

the

implementation

of

a

variety

of

increased

controls

and

enhancement

activities

for

regulate

d
Barclays

Bank

Group

entities.

To

comply

with

these

new

requirements,

firms

such

as

the

Barclays

Bank

Group

have

adopted

or

will

adopt

a

variety
of

increased

controls

and

processes,

including,

among

others,

the

amendment

of

cyber

security

policies

and

pro

cedures

to

include

specified
criteria,

additional

security

measures

for

enhanced

reporting

and

public

disclosures,

compliance

certification

requirements,

operational

resilience
and

more

advanced

recovery

solutions,

as

well

as

other

cyber

and

information

ri

sk

governance

measures.

These

increased

controls

will

enhance
industry

standardisation,

expand

and

enhance

our

resilience

capabilities

as

well

as

increase

our

ability

to

protect

and

maintain

customer

service
during

potential

disruptions.

Such

measures

are

likely

to

result

in

increased

technology

and

compliance

costs

for

the

Barclays

Bank

Group.

Sanctions

and

financial

crime

The

UK

Bribery

Act

2010

introduced

a

new

form

of

corporate

criminal

liability

focused

broadly

on

a

company’s

failure

to

prevent

bri

bery

on

its
behalf.

The

Criminal

Finances

Act

2017

introduced

new

corporate

criminal

offences

of

failing

to

prevent

the

facilitation

of

UK

and

overseas

tax
evasion.

Both

pieces

of

legislation

have

broad

application

and

in

certain

circumstances

may

have

extra

-

territorial

impact

on

entities,

persons

or
activities

located

outside

the

UK,

including

Barclays

PLC

and

its

subsidiaries.

The

UK

Bribery

Act

requires

the

Barclays

Bank

Group

to

have

adequate
procedures

to

prevent

bribery

which,

due

to

the

extra

-

territo

rial

nature

of

the

Act,

makes

this

both

complex

and

costly.

Additionally,

the

Criminal
Finances

Act

requires

the

Barclays

Group

to

have

reasonable

prevention

procedures

in

place

to

prevent

the

criminal

facilitation

of

tax

evasion

by
persons

acting

for,

or

on

behalf

of,

the

Barclays

Group.
In

May

2018,

the

Sanctions

and

Anti-

Money

Laundering

Act

became

law

in

the

UK.

The

Act

allows

for

the

adoption

of

an

autonomous

UK
Sanctions

regime,

as

well

as

a

more

flexible

licensing

regime

post-

Brexit.

In

July

2018,

the

5th

EU

Anti-

Money

Laundering

Directive

entered

into

force.

Amongst

other

things,

the

Directive

introduces

changes

to

the
Enhanced

Due

Diligence

measures

that

are

required

in

respect

of

customer

relationships

or

transactions

involving

high

risk

non

-

EU

countries.

EU
Member

States

are

required

to

implement

the

requirements

of

the

Directive

by

January

2020.

The

UK

Government

has

confirmed

that

it

will
implement

the

requirements

of

the

Directive,

regardless

of

the

outcome

of

Brexit.

In

the

US,

the

Ban

k

Secrecy

Act,

the

USA

PATRIOT

Act

2001

and

regulations

thereunder

contain

numerous

anti-money

laundering

and

anti-
terrorist

financing

requirements

for

financial

institutions.

In

addition,

the

Barclays

Bank

Group

is

subject

to

the

US

Foreign

Corrupt

Practi

ces

Act,
which

prohibits

certain

payments

to

foreign

officials,

as

well

as

rules

and

regulations

relating

to

economic

sanctions

and

embargo

programs
administered

by

the

US

government,

including

the

US

Office

of

Foreign

Assets

Control

and

the

US

Department

of

State,

which

restrict

certain
business

activities

with

certain

individuals,

entities,

groups,

countries

and

territories.
In

some

cases,

US

state

and

federal

regulations

addressing

sanctions,

money

laundering

and

other

financial

crimes

may

impact

entities,

persons

or
activities

located

outside

the

US,

including

Barclays

PLC

and

its

subsidiaries.

The

enforcement

of

these

regulations

has

been

a

major

focus

of

US

Risk

review
Supervision

and

regulation

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

94
state

and

federal

government

policy

relating

to

financial

institutions

in

recent

years,

and

failure

of

a

financial

institution

to

ensure

compliance

could
have

serious

legal,

financial

and

reputational

consequences

for

the

institution.

Financial

statements
Contents
Credit

risk

management

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

95
Detailed

analysis

of

our

consolidated

financial

statements

,

independently

audited

and

providing
in-

depth

disclosure

on

the

financial

performance

of

Barclays

Bank

Group.
Consolidated

financial

statements
Page

Note
◾

Report

of

independent

registered

public

accounting

firm
96
n/a
◾

Consolidated

income

statement
97
n/a
◾

Consolidated

statement

of

comprehensive

income
98
n/a
◾

Consolidated

balance

sheet
99
n/a
◾

Consolidated

statement

of

changes

in

equity
100
n/a
◾

Consolidated

cash

flow

statement
103
n/a
Notes

to

the

financial

statements
◾

Significant

accounting

policies
105
1
Performance/return
◾

Segmental

reporting
110
2
◾

Net

interest

income
111
3
◾

Net

fee

and

commission

income
112
4
◾

Net

trading

income
114
5
◾

Net

investment

income
115
6
◾

Credit

impairment

charges

115
7
◾

Operating

expenses
120
8
◾

Tax   120
9
◾

Dividends

on

ordinary

shares
125
10
Assets

and

liabilities

held

at

fair

value
◾

Trading

portfolio
126
11
◾

Financial

assets

at

fair

value

through

the

income

statement
126
12
◾

Derivative

financial

instruments
127
13
◾

Financial

assets

at

fair

value

through

other

comprehensive

income
136
14
◾

Financial

liabilities

designated

at

fair

value
137
15
◾

Fair

value

of

financial

instruments
138
16
◾

Offsetting

financial

assets

and

financial

liabilities
150
17
Assets

at

amortised

cost

and

other
◾

Loans

and

advances

and

deposits

at

amortised

cost
152
18
i

nvestments
◾

Property,

plant

and

equipment
152
19
◾

Leases
154
20
◾

Goodwill

and

intangible

assets
156
21
Accruals,

provisions,

contingent
◾

Other

liabilities
159
22
liabilities

and

legal

proceedings
◾

Provisions 159
23
◾

Contingent

liabilities

and

commitments
161
24
◾

Legal,

competition

and

regulatory

matters
161
25
Capital

instruments,

equity

and
◾

Subordinated

liabilities
166
26
reserves
◾

Ordinary

shares,

share

premium

and

other

equity
169
27
◾

R eserves 171
28
◾

Non

-

controlling

interests
172
29
Employee

benefits
◾

Staff

costs
173
30
◾

Share

-

based

payments
173
31
◾

Pensions

and

post-

retirement

benefits
176
32
Scope

of

consolidation
◾

Principal

subsidiaries
182
33
◾

Structured

entities
183
34
◾

Investments

in

associates

and

joint

ventures
187
35
◾

S ecuritisations 188
36
◾

Assets

pledged

,

collateral

received

and

assets

transferred
189
37
Other

disclosure

matters
◾

Related

party

transactions

and

Directors’

remuneration
191
38
◾

Disposal

of

businesses

and

d

iscontinued

operations
194
39
◾

Auditor

’s

remuneration
196
40

Report

of

Independent

Registered

Public

Accounting

Firm

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

96
Report

of

Independent

Registered

Public

Accounting

Firm
To

the

Shareholders

and

Board

of

Directors
Barclays

Bank

PLC:
Opinion

on

the

Consolidated

Financial

Statements

We

have

audited

the

accompanying

consolidated

balance

sheets

of

Barclays

Bank

PLC

and

subsidiaries

(the

Group)

as

of

December

31,

2019

and
2018,

the

related

consolidated

income

statements,

statements

of

comprehensive

income,

statements

of

changes

in

equity,

and

cash

flow
statements

for

each

of

the

years

in

the

three

-

year

period

ended

December

31,

2019,

and

the

related

notes

and

specific

disclosures

described

in
Note

1

of

the

consolidated

financial

statements

as

being

part

of

the

consolidated

financial

statements

(collectively,

the

consolidated

financial
statements).

In

our

opinion,

the

consolidated

financial

statements

present

fairly,

in

all

material

respects,

the

financial

position

of

the

Group

as

of
December

31,

2019

and

2018,

and

the

results

of

its

operations

and

its

cash

flows

for

each

of

the

years

in

the

three

-

year

period

ended

December

31,
2019,

in

conformity

with

International

Financial

Reporting

Standards,

as

issued

by

the

International

Accounting

Standards

Board.
Change

in

Accounting

Principle
The

Group

changed

its

meth

od

of

accounting

for

financial

instruments

in

2018

due

to

the

adoption

of

International

Financial

Reporting

Standard

9
Financial

Instruments.
Basis

for

Opinion
These

consolidated

financial

statements

are

the

responsibility

of

the

Group’s

management.

Our

re

sponsibility

is

to

express

an

opinion

on

these
consolidated

financial

statements

based

on

our

audits.

We

are

a

public

accounting

firm

registered

with

the

Public

Company

Accounting

Oversight
Board

(United

States)

(PCAOB)

and

are

required

to

be

independent

w

ith

respect

to

the

Group

in

accordance

with

the

U.S.

federal

securities

laws
and

the

applicable

rules

and

regulations

of

the

Securities

and

Exchange

Commission

and

the

PCAOB.
We

conducted

our

audits

in

accordance

with

the

standards

of

the

PCAOB.

Those

standards

require

that

we

plan

and

perform

the

audit

to

obtain
reasonable

assurance

about

whether

the

consolidated

financial

statements

are

free

of

material

misstatement,

whether

due

to

error

or

fraud.

The
Group

is

not

required

to

have,

nor

were

we

engaged

to

perform,

an

audit

of

its

internal

control

over

financial

reporting.

As

part

of

our

audits,

we

are
required

to

obtain

an

understanding

of

internal

control

over

financial

reporting

but

not

for

the

purpose

of

expressing

an

opinion

on

the
effectiveness

of

the

Group’s

internal

control

over

financial

reporting.

Accordingly,

we

express

no

such

opinion.
Our

audits

included

performing

procedures

to

assess

the

risks

of

material

misstatement

of

the

consolidated

financial

statements,

whether

due

to
error

or

fraud,

and

performing

procedures

that

respond

to

those

risks.

Such

procedures

included

examining,

on

a

test

basis,

evidence

regarding

the
amounts

and

disclosures

in

the

consolidated

financial

statements.

Our

audits

also

included

evaluating

the

accounting

principles

u

sed

and
significant

estimates

made

by

management,

as

well

as

evaluating

the

overall

presentation

of

the

consolidated

financial

statements.

We

believe

that
our

audits

provide

a

reasonable

basis

for

our

opinion.
We

have

served

as

the

Group’s

auditor

since

2017.

/s/

KPMG

LLP
London,

United

Kingdom
February

12,

2020

Consolidated

financial

statements
Consolidated

income

statement

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

97
2019 2018
a
2017
a,b
For

the

year

ended

31

December
Notes £m £m £m
Continuing

operations
Interest

income
3 8,085 7,459 6,917
Interest

expense
3 (4,178) (4,329) (3,041)
Net

interest

income
3,907 3,130 3,876
Fee

and

commission

income
4 7,664 7,392 7,424
Fee

and

commission

expense
4 (1,992) (1,785) (1,726)
Net

fee

and

commission

income
5,672 5,607 5,698
Net

trading

income
5 4,073 4,364 3,396
Net

investment

income
6 420 394 699
Other

income
79 105 61
Total

income

14,151 13,600 13,730
Credit

impairment

charges
7 (1,202) (643) (1,553)
Net

operating

income
12,949 12,957 12,177
Staff

costs
30 (4,565) (4,874) (4,393)
Infrastructure

costs
8 (835) (935) (1,696)
Administration

and

general

expenses
8 (4,318) (4,224) (4,141)
Provision

for

litigation

and

conduct
8 (264) (1,706) (448)
Operating

expenses
8 (9,982) (11,739) (10,678)
Share

of

post-

tax

results

of

associates

and

joint

ventures
57 68 75
Profit

on

disposal

of

subsidiaries,

associates

and

joint

ventures
88 - 184
Profit

before

tax

3,112 1,286 1,758
Taxation 9 (332) (229) (1,352)
Profit

after

tax

in

respect

of

continuing

operations
2,780 1,057 406
(Loss)/profit

after

tax

in

respect

of

discontinued

operations
39 - (47) (1,386)
Profit/(loss)

after

tax
2,780 1,010 (980)
Attributable

to:
Equity

holders

of

the

parent
2,120 363 (1,763)
Other

equity

instrument

holders
660 647 639
Total

equity

holders

of

the

parent
2,780 1,010 (1,124)
Non

-

controlling

interests

in

respect

of

continuing

operations
29 - - 4
Non

-

controlling

interests

in

respect

of

discontinued

operations
29 - - 140
Profit/(loss)

after

tax
2,780 1,010 (980)

Note
a

From

2019,

due

to

an

IAS

12

update,

the

tax

relief

on

payments

in

relation

to

equity

instruments

has

been

recognised

in

the

tax

charge

of

the

income

statement,

whereas

it

was
previously

recorded

in

retained

earnings.

Comparatives

have

been

restated,

reducing

the

tax

charge

for

2018

by

£

175m

and

2017

by

£174m.

This

change

does

not

impact
earnings

per

share

or

return

on

average

tangible

shareholders’

equity.

Further

detail

can

be

found

in

Note

1.
b

Following

the

sale

of

the

UK

banking

business

on

1

April

2018

by

the

Group,

the

continuing

operations

for

2017

have

been

restated

to

disclose

the

UK

banking

business

as

a
discontinued

operation.

Further

detail

on

the

discontinued

operations

can

be

found

in

Note

39.

Consolidated

financial

statements
Consolidated

statement

of

comprehensive

income

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

98
2019 2018 2017
a
For

the

year

ended

31

December
£m £m £m
Profit/(loss)

after

tax
2,780 1,010 (980)
Profit

after

tax

in

respect

of

continuing

operations
2,780 1,057 406
Loss

after

tax

in

respect

of

discontinuing

operations
- (47) (1,386)
Other

comprehensive

income/(loss)

that

may

be

recycled

to

profit

or

loss

from

continuing
operations:
Currency

translation

reserve
Currency

translation

differences
b (544) 844 (1,310)
Fair

value

through

other

comprehensive

income

reserve

movement

relating

to

debt

securities
c
Net

gains/(losses)

from

changes

in

fair

value
2,465 (475) -
Net

(gains)/losses

transferred

to

net

profit

on

disposal
(454) 74 -
Net

losses

transferred

to

net

profit

due

to

impairment
1 4 -
Net

(losses)/gains

due

to

fair

value

hedging
(1,782) 165 -
Other

movements
(8) (25) -
Tax (63) 53 -
Cash

flow

hedging

reserve
Net

gains/(losses)

from

changes

in

fair

value
823 (197) (428)
Net

gains

transferred

to

net

profit
(141) (213) (602)
Tax (171) 103 256
Available

for

sale

reserve
c
- - 429
Other 16 27 (7)
Other

comprehensive

income/(loss)

that

may

be

recycled

to

profit

or

loss

from

continuing
operations 142 360 (1,662)
Other

comprehensive

(loss)/income

not

recycled

to

profit

or

loss

from

continuing

operations:
Retirement

benefit

remeasurements
(280) 412 115
Fair

value

through

other

comprehensive

income

reserve

movements

relating

to

equity

instruments
c
- (141) -
Own

credit
(316) 77 (7)
Tax 150 (118) (66)
Other

comprehensive

(loss)/income

not

recycled

to

profit

or

loss

from

continuing

operations
(446) 230 42
Other

comprehensive

(loss)/income

for

the

year

from

continuing

operations
(304) 590 (1,620)
Other

comprehensive

(loss)/gains

for

the

year

from

discontinued

operation
- (3) 1,301
Total

comprehensive

income/(loss)

for

the

year
Total

comprehensive

income/(loss)

for

the

year,

net

of

tax

from

continuing

operations
2,476 1,647 (1,214)
Total

comprehensive

loss

for

the

year,

net

of

tax

from

discontinued

operation
- (50) (85)
Total

comprehensive

income/(loss)

for

the

year
2,476 1,597 (1,299)
Attributable

to:
Equity

holders

of

the

parent
2,476 1,597 (1,411)
Non-controlling

interests
- - 112
Total

comprehensive

income/(loss)

for

the

year
2,476 1,597 (1,299)

Note
a

Following

the

sale

of

the

UK

banking

business

on

1

April

2018

by

the

Group,

the

continuing

operations

for

2017

have

been

restated

to

disclose

the

UK

banking

business

as

a
discontinued

operation.

Further

detail

on

the

discontinued

operations

can

be

found

i

n

Note

39.
b

Includes

£15

m

profit

(2018:

£41m

loss;

2017:£189m

loss)

on

recycling

of

currency

translation

differences.
c

Following

the

adoption

of

IFRS

9,

Financial

Instruments

on

1

January

2018,

the

fair

value

through

other

comprehensive

income

reserve

was

introduced

replacing

the

available

for
sale

reserve.

Consolidated

financial

statements
Consolidated

balance

sheet

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

99
2019 2018
As

at

31

December
Notes £m £m
Assets
Cash

and

balances

at

central

banks
125,940 136,359
Cash

collateral

and

settlement

balances
79,486 74,352
Loans

and

advances

at

amortised

cost
18 141,636 136,959
Reverse

repurchase

agreements

and

other

similar

secured

lending
1,731 1,613
Trading

portfolio

assets
11 113,337 104,038
Financial

assets

at

fair

value

through

the

income

statement
12 129,470 145,250
Derivative

financial

instruments

13 229,641 222,683
Financial

assets

at

fair

value

through

other

comprehensive

income
14 45,406 44,994
Investments

in

associates

and

joint

ventures
35 295 762
Goodwill

and

intangible

assets
21 1,212 1,327
Property,

plant

and

equipment
19 1,631 947
Current

tax

assets
9 898 1,713
Deferred

tax

assets
9 2,460 2,970
Retirement

benefit

assets
32 2,108 1,768
Other

assets
1,421 1,965
Total

assets
876,672 877,700
Liabilities
Deposits

at

amortised

cost
18 213,881 199,337
Cash

collateral

and

settlement

balances
67,682 67,736
Repurchase

agreements

and

other

similar

secured

borrowing
2,032 7,378
Debt

securities

in

issue
33,536 39,063
Subordinated

liabilities
26 33,425 35,327
Trading

portfolio

liabilities
11 35,212 36,614
Financial

liabilities

designated

at

fair

value
15 204,446 217,741
Derivative

financial

instruments
13 228,940 219,592
Current

tax

liabilities
9 320 621
Deferred

tax

liabilities
9 80 -
Retirement

benefit

liabilities
32 313 283
Other

liabilities
22 5,239 5,170
Provisions 23 951 1,127
Total

liabilities
826,057 829,989
Equity
Called

up

share

capital

and

share

premium
27 2,348 2,348
Other

equity

instruments
27 8,323 7,595
Other

reserves
28 3,235 3,361
Retained

earnings
36,709 34,405
Total

equity

excluding

non

-

controlling

interests
50,615 47,709
Non

-

controlling

interests
29 - 2
Total

equity
50,615 47,711
Total

liabilities

and

equity
876,672 877,700

The

Board

of

Directors

approved

the

financial

statements

on

pages

97

to

196
  on   12
February

2020.

James

E

Staley

Barclays

Bank

Group

–

Chief

Executive

Officer

Steven

Ewart
Barclays

Bank

Group

–

Chief

Financial

Officer

Consolidated

financial

statements
Consolidated

statement

of

changes

in

equity

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

100
Called

up
share
capital
and

share
premium
a
Other
equity
instruments
a
Other

reserves
b
Retained
earnings
Total

equity
excluding

non-
controlling
interests
Non

-
controlling
interests
Total
equity
£m £m £m £m £m £m £m
Balance

as

at

1

January

2019
2,348 7,595 3,361 34,405 47,709 2 47,711
Profit

after

tax
-

660
-

2,120 2,780
-

2,780
Currency

translation

movements
-

-

(544)
-

(544)
-

(544)
Fair

value

through

other

comprehensive
income

reserve
-

-

159
-

159
-

159
Cash

flow

hedges
-

-

511
-

511
-

511
Retirement

benefit

remeasurement
-

-

-

(194) (194)
-

(194)
Own

credit

reserve
-

-

(252)
-

(252)
-

(252)
Other
-

-

-

16 16
-

16
Total

comprehensive

income

for

the
year
-

660 (126) 1,942 2,476
-

2,476
Issue

and

exchange

of

other

equity
instruments
-

728
-

(406) 322
-

322
Other

equity

instruments

coupons

paid
-

(660)
-

-

(660)
-

(660)
Equity

settled

share

schemes
-

-

-

392 392
-

392
Vesting

of

Barclays

PLC

shares

under
share

-

based

payment

schemes
-

-

-

(349) (349)
-

(349)
Dividends

on

ordinary

shares
-

-

-

(233) (233)
-

(233)
Dividends

on

preference

shares

and
other

shareholders

equity
-

-

-

(41) (41)
-

(41)
Capital

contribution

from

Barclays

Plc
-

-

-

995 995
-

995
Other

reserve

movements
-

-

-

4 4 (2) 2
Balance

as

at

31

December

2019
2,348 8,323 3,235 36,709 50,615
-

50,615
Notes

a

For

further

details

refer

to

Note

27.
b

For

further

details

refer

to

Note

28.

Consolidated

financial

statements
Consolidated

statement

of

changes

in

equity

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

101
Called

up
share
capital
and

share
premium
a
Other
equity
instruments
a
Other

reserves
b
Retained
earnings
c
Total

equity
excluding

non-
controlling
interests
Non

-
controlling
interests
Total
equity
£m £m £m £m £m £m £m
Balance

as

at

31

December

2017
14,453 8,982 3,808 38,490 65,733 1 65,734
Effects

of

changes

in

accounting

policies
d
-

-

(136) (2,014) (2,150)
-

(2,150)
Balance

as

at

1

January

2018
14,453 8,982 3,672 36,476 63,583 1 63,584
Profit

after

tax
-

647
-

410 1,057
-

1,057
Currency

translation

movements
-

-

844
-

844
-

844
Fair

value

through

other

comprehensive
income

reserve
-

-

(345)
-

(345)
-

(345)
Cash

flow

hedges
-

-

(307)
-

(307)
-

(307)
Retirement

benefit

remeasurement
-

-

-

313 313
-

313
Own

credit

reserve
-

-

58
-

58
-

58
Other
-

-

-

27 27
-

27
Total

comprehensive

income

net

of

tax
from

continuing

operations
-

647 250 750 1,647
-

1,647
Total

comprehensive

income

net

of

tax
from

discontinued

operations
-

-

(3) (47) (50)
-

(50)
Total

comprehensive

income

for

the
year
-

647 247 703 1,597
-

1,597
Issue

and

exchange

of

other

equity
instruments
-

683
-

(312) 371
-

371
Capital

reorganisation
(12,092)
-

-

12,092
-

-

-

Other

equity

instruments

coupons

paid
-

(647)
-

-

(647)
-

(647)
Redemption

of

preference

shares
(13)
-

21 (2,048) (2,040)
-

(2,040)
Equity

to

debt

reclassification
e
-

-

(272)
-

(272)
-

(272)
Equity

settled

share

schemes
-

-

-

373 373
-

373
Vesting

of

Barclays

PLC

shares

under
share

-

based

payment

schemes
-

-

-

(418) (418)
-

(418)
Dividends

on

ordinary

shares
-

-

-

(14,585) (14,585)
-

(14,585)
Dividends

on

preference

shares

and

other
shareholders

equity
-

-

-

(204) (204)
-

(204)
Capital

contribution

from

Barclays

Plc
-

-

-

3,000 3,000
-

3,000
Net

equity

impact

of

intra

-

group

transfers
-

(2,070) (307) (638) (3,015)
-

(3,015)
Other

reserve

movements
-

-

-

(34) (34) 1 (33)
Balance

as

at

31

December

2018
2,348 7,595 3,361 34,405 47,709 2 47,711

Notes

a

For

further

details

refer

to

Note

27.
b

For

further

details

refer

to

Note

28.
c

From

2019,

due

to

an

IAS

12

update,

the

tax

relief

on

payments

in

relation

to

AT1

instruments

has

been

recognised

in

the

tax

charge

of

the

income

statement,

whereas

it

was
previously

recorded

in

retained

earnings.

This

change

does

not

impact

earnings

per

share

or

return

on

average

tangible

shareholders’

equity.

Comparatives

have

been

restated,
reducin

g

the

tax

charge

for

2018

by

£175

m.

Further

detai

l

can

be

found

in

Note

1.
d

Effects

of

changes

in

accounting

policies

relate

to

the

adoption

of

IFRS

9

Financial

Instruments

and

IFRS

15

Revenue

from

Contracts

with

Customers

on

1

January

2018.

The
impact

of

IFRS

15

Revenue

from

Contracts

with

Customers

was

an

increase

to

retained

earnings

of

£67m

with

the

remainder

due

to

the

impact

of

IFRS

9

Financial

Instruments

.
e

Following

a

review

of

certain

equity

instruments,

certain

instruments

have

been

deemed

to

have

characteristics

that

would

qualify

them

as

debt

and

have

subsequently

been
reclassified.

Consolidated

financial

statements
Consolidated

statement

of

changes

in

equity

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

102
Called

up
share
capital
and

share
premium
a
Other
equity
instruments
a
Other

reserves
b
Retained
earnings
Total

equity
excluding

non-
controlling
interests
Non

-
controlling
interests
Total
equity
£m £m £m £m £m £m £m
Balance

as

at

31

December

2016
14,462 6,486 4,295 42,190 67,433 3,522 70,955
Effects

of

changes

in

accounting
policies
c
-

-

(175) 175
-

-

-

Balance

as

at

1

January

2017
14,462 6,486 4,120 42,365 67,433 3,522 70,955
Profit

after

tax
-

639 (411) 228 4 232
Currency

translation

movements
-

-

(1,309)
-

(1,309) (1) (1,310)
Fair

value

through

other

comprehensive
income

reserve
-

-

429
-

429
-

429
Cash

flow

hedges
-

-

(774)
-

(774)
-

(774)
Retirement

benefit

remeasurement
-

-

53 53
-

53
Own

credit

reserve
-

-

(11)
-

(11)
-

(11)
Other
-

-

-

(7) (7)
-

(7)
Total

comprehensive

income

net

of

tax
from

continuing

operation
-

639 (1,665) (365) (1,391) 3 (1,388)
Total

comprehensive

income

net

of

tax
from

discontinued

operation
-

-

1,332 (1,526) (194) 109 (85)
Total

comprehensive

income

for

the
year
-

639 (333) (1,891) (1,585) 112 (1,473)
Issue

and

exchange

of

other

equity
instruments
-

2,496
-

-

2,496
-

2,496
Other

equity

instruments

coupons

paid
-

(639)
-

174 (465)
-

(465)
Redemption

of

preference

shares
(9)
-

14 (1,343) (1,338)
-

(1,338)
Equity

settled

share

schemes
-

-

-

550 550
-

550
Vesting

of

Barclays

PLC

shares

under
share

-

based

payment

schemes
-

-

-

(78) (78)
-

(78)
Dividends

on

ordinary

shares
-

-

-

(674) (674) (173) (847)
Dividends

on

preference

shares

and
other

shareholders

equity
-

-

-

(242) (242)
-

(242)
Capital

contribution

from

Barclays

Plc
-

-

-

-

-

-

-

Net

equity

impact

of

intra

-group
transfers
-

-

-

(359) (359) (3,462) (3,821)
Other

reserve

movements
-

-

7 (12) (5) 2 (3)
Balance

as

at

31

December

2017
14,453 8,982 3,808 38,490 65,733 1 65,734

Note
a

For

further

details

refer

to

Note

27.
b

For

further

details

refer

to

Note

28.
c

As

a

result

of

the

early

adoption

of

the

own

credit

provisions

of

IFRS

9

on

1

January

2017,

own

credit

which

was

previously

recorded

in

the

income

statement

is

now

recognised
within

other

comprehensive

income.

The

cumulative

unrealised

own

credit

net

loss

of

£175m

was

therefore

reclassified

from

retained

earnings

to

a

separate

own

credit

reserve,
within

other

reserves.

During

2017,

a

£

3m

loss

(net

of

tax)

on

own

credit

was

booked

in

the

reserve.

Consolidated

financial

statements
Consolidated

cash

flow

statement

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

103
2019 2018 2017
a
For

the

year

ended

31

December
Notes £m £m £m
Continuing

operations
Reconciliation

of

profit

before

tax

to

net

cash

flows

from

operating

activities:
Profit

before

tax
3,112 1,286 1,758
Adjustment

for

non-cash

items:
Credit

impairment

charges
1,202 643 1,553
Depreciation,

amortisation

and

impairment

of

property,

plant,

equipment

and

intangibles
459 397 663
Other

provisions,

including

pensions
417 2,274 770
Net

profit

on

disposal

of

investments

and

property,

plant

and

equipment
(84)
-

(314)
Other

non-cash

movements

including

exchange

rate

movements
1,060 (3,877) 1,565
Changes

in

operating

assets

and

liabilities
Net

increase

in

cash

collateral

and

settlement

balances
(6,427) (5,606) (3,912)
Net

(increase)/decrease

in

loans

and

advances

at

amortised

cost
(5,125) (3,890) 26,062
Net

increase

in

reverse

repurchase

agreements

and

other

similar

secured

lending
(118) (434) (1,827)
Net

increase

in

deposits

and

debt

securities

in

issue
8,782 16,330 938
Net

(decrease)/increase

in

repurchase

agreements

and

other

similar

secured

borrowing
(5,346) 2 16,978
Net

decrease/(increase)

in

derivative

financial

instruments
2,390 (6,419) 6,770
Net

(increase)/decrease

in

trading

assets
(9,299) 10,102 (33,179)
Net

(decrease)/increase

in

trading

liabilities
(1,402) 1,688 2,665
Net

decrease/(increase)

in

financial

assets

and

liabilities

designated

at

fair

value
2,485 (6,284) 39,507
Net

(increase)/decrease

in

other

assets
(44) 949 (721)
Net

decrease

in

other

liabilities
(991) (6,099) (2,014)
Corporate

income

tax

received/(paid)
9 894 (409) 59
Net

cash

from

operating

activities
(8,035) 653 57,321
Purchase

of

financial

assets

at

fair

value

through

other

comprehensive

income
(67,056) (106,330)
-

Purchase

of

available

for

sale

investments
-

-

(83,233)
Proceeds

from

sale

or

redemption

of

financial

assets

at

fair

value

through

other

comprehensive

income
67,743 108,038
-

Proceeds

from

sale

or

redemption

of

available

for

sale

investments
-

-

88,298
Purchase

of

property,

plant

and

equipment

and

intangibles
(610) (422) (714)
Proceeds

from

sale

of

property,

plant

and

equipment

and

intangibles
-

35 2,150
Disposal

of

discontinued

operation,

net

of

cash

disposed
-

(39,703) (1,060)
Disposal

of

subsidiaries

and

associates,

net

of

cash

disposed

617
-

358
Other

cash

flows

associated

with

investing

activities
95 1,191 693
Net

cash

from

investing

activities
789 (37,191) 6,492
Dividends

paid

and

coupon

payments

on

other

equity

instruments
(934) (1,142) (1,427)
Issuance

of

subordinated

debt
26 6,785 221 3,041
Redemption

of

subordinated

debt
26 (6,574) (3,246) (1,378)
Issue

of

shares

and

other

equity

instruments
2,292 1,925 2,495
Redemption

of

shares

and

other

equity

instruments
(1,970) (3,588) (1,339)
Capital

contribution

from

Barclays

PLC
-

2,000
-

Vesting

of

shares

under

employee

share

schemes
(349) (418)
-

Net

cash

from

financing

activities
(750) (4,248) 1,392
Effect

of

exchange

rates

on

cash

and

cash

equivalents
(3,345) 4,159 (4,773)
Net

(decrease)/increase

in

cash

and

cash

equivalents

from

continuing

operations
(11,341) (36,627) 60,432
Net

cash

from

discontinued

operation
40
-

(468) 88
Net

(decrease)/increase

in

cash

and

cash

equivalents
(11,341) (37,095) 60,520
Cash

and

cash

equivalents

at

beginning

of

year
167,357 204,452 143,932
Cash

and

cash

equivalents

at

end

of

year
156,016 167,357 204,452
Cash

and

cash

equivalents

comprise:
Cash

and

balances

at

central

banks
125,940 136,359 171,036
Loans

and

advances

to

banks

with

original

maturity

less

than

three

months
8,158 7,404 8,050
Cash

collateral

and

settlement

balances

with

banks

with

original

maturity

less

than

three

months
21,438 22,677 24,656
Treasury

and

other

eligible

bills

with

original

maturity

less

than

three

months
480 917 682
Trading

portfolio

assets

with

original

maturity

less

than

three

months
-

-

28
156,016 167,357 204,452

Consolidated

financial

statements
Consolidated

cash

flow

statement

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

104
Note
a

Following

the

sale

of

the

UK

banking

business

on

1

April

2018

by

the

Group,

the

continuing

operations

for

2017

have

been

restated

to

disclose

the

UK

banking

business

as

a
discontinued

operation.

Further

detail

on

the

discontinued

operations

can

be

found

in

Note

39.

Interest

received

by

Barclays

Bank

Group

was

£

26,

637m

(2018:

£

1

8,990m)

and

interest

paid

by

Barclays

Bank

Group

was

£

21,314

m

(2018:
£1

4,800

m).

Barclays

Bank

Group

is

required

to

maintain

balances

with

central

banks

and

other

regulatory

authorit

ies

and

these

amounted

to

£4,505

m

(

2018

:
£4

,716

m).

For

the

purposes

of

the

cash

flow

statement,

cash

comprises

cash

on

hand

and

demand

deposits

and

cash

equivalents

comprise

highly

liquid
investments

that

are

convertible

into

cash

with

an

insignificant

risk

of

changes

in

value

with

original

maturities

of

three

months

or

less.

Repurchase
and

reverse

repurchase

agreements

are

not

considered

to

be

part

of

cash

equivalents.

Notes

to

the

financial

statements

For

the

year

ended

31

December

2019

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

105
This

section

describes

Barclays

Bank

Group’s

significant

policies

and

critical

accounting

estimates

that

relate

to

the

financial

statements

and

notes
as

a

whole.

If

an

accounting

policy

or

a

critical

accounting

estimate

relates

to

a

particular

note,

the

account

ing

policy

and/or

critical

accounting
estimate

is

contained

with

the

relevant

note.

1

Significant

accounting

policies
1.

Reporting

entity
Barclays

Bank

PLC

is

a

public

limited

company,

registered

in

England

under

company

number

1026167.

These

financial

statements

are

prepared

for

Barclays

Bank

PLC

and

its

subsidiaries

(the

Barclays

Bank

Group)

under

Section

399

of

the

Companies
Act

2006.

The

Barclays

Bank

Group

is

a

major

global

financial

services

provider

engaged

in

credit

cards,

wholesale

banking,

inve

stment

banking,
wealth

management

and

investment

management

services.

In

addition,

separate

financial

statements

have

been

presented

for

the

holding
company.

2.

Compliance

with

International

Financial

Reporting

Standards
The

consolidated

financial

statements

of

the

Barclays

Bank

Group

have

been

prepared

in

accordance

with

International

Financial

Reporting
Standards

(IFRS)

and

interpretations

(IFRICs)

issued

by

the

Interpretations

Committee,

as

published

by

the

International

Accounting

Standards
Boar

d

(IASB).

They

are

also

in

accordance

with

IFRS

and

IFRIC

interpretations

endorsed

by

the

European

Union.

The

principal

accounting

policies
applied

in

the

preparation

o

f

the

consolidated

and

separate

financial

statements

are

set

out

below,

and

in

the

relev

ant

notes

to

the

financial
statements.

These

policies

have

been

consistently

applied

with

the

exception

of

the

adoption

of

IFRS

16
Leases,

IFRIC

Interpretation

23
Uncertainty
over

Income

Tax

Treatments,

the

amendments

to

IAS

12
Income

Taxes,

the

amendments

to

IAS

19
Employee

Benefits,

and

the

amendments

to
IFRS

9,

IAS

39

and

IFRS

7

which

were

applied

from

1

January

2019.

3.

Basis

of

preparation
The

consolidated

financial

statements

have

been

prepared

under

the

historical

cost

convention

modified

to

include

the

fair

valuation

of

investment
property,

and

particular

financial

instruments,

to

the

extent

required

or

permitted

under

IFRS

as

set

out

in

the

relevant

acc

ounting

policies.

They

are
stated

in

millions

of

pounds

Sterling

(£m),

the

functional

currency

of

Barclays

Bank

PLC.

The

financial

statements

have

been

prepared

on

a

going

concern

basis,

in

accordance

with

the

Companies

Act

2006

as

applicable

to

companies
using

IFRS.

4.

Accounting

policies
The

Barclays

Bank

Group

prepares

financial

statements

in

accordance

with

IFRS.

The

Barclays

Bank

Group

’s

significant

accounting

policies

relating
to

specific

financial

statement

items,

together

with

a

description

of

the

accounting

estimates

and

judgements

that

were

critical

to

preparing

them,
are

set

out

under

the

relevant

notes.

Accounting

policies

that

affect

the

financial

statements

as

a

whole

are

set

out

below.

(i)

Consolidation

Barclays

Bank

Group

applies

IFRS

10
Consolidated

financial

statements
.

The

consolidated

financial

statements

combine

the

financial

statements

of

Barclays

Bank

PLC

and

all

its

subsidiaries.

Subsidiaries

are

entities

over
which

Barclays

Bank

PLC

has

control.

The

Barclays

Bank

Group

has

contro

l

over

another

entity

when

the

Barclays

Bank

Group

has

all

of

the
following:

1)

power

over

the

relevant

activities

of

the

investee,

for

example

through

voting

or

other

rights
2)

exposure

to,

or

rights

to,

variable

returns

from

its

involvement

with

the

investee

and
3)

the

ability

to

affect

those

returns

through

its

power

over

the

investee.

The

assessment

of

control

is

based

on

the

consideration

of

all

facts

and

circumstances.

The

Barclays

Bank

Group

reassesses

whether

it

controls

an
investee

if

facts

and

circumstances

indicate

that

there

are

changes

to

one

or

more

of

the

three

elements

of

control.

Intra

-

group

transactions

and

balances

are

eliminated

on

consolidation.

Consistent

accounting

policies

are

used

throughout

the

Barclays

Bank
Group

for

the

purpos

es

of

the

consolidation.

Changes

in

ownership

interests

in

subsidiaries

are

accounted

for

as

equity

transactions

if

they

occur

after

control

has

already

been

obtained

and
they

do

not

result

in

loss

of

control.

As

the

consolidated

financial

statements

inc

lude

partnerships

where

the

Barclays

Bank

Group

member

is

a

partner,

advantage

has

been

taken

of
the

exemption

under

Regulation

7

of

the

Partnership

(Accounts)

Regulations

2008

with

regard

to

preparing

and

filing

of

individual

partnership
financial

statements.

Details

of

the

principal

subsidiaries

are

given

in

Note

33

,.

(ii)

Foreign

currency

translation
The

Barclays

Bank

Group

applies

IAS

21
The

Effects

of

Changes

in

Foreign

Exchange

Rates
.

Transactions

in

foreign

currencies

are

translated

into
Sterling

at

the

rate

ruling

on

the

date

of

the

transaction.

Foreign

currency

monetary

balances

are

translated

into

Sterling

at

the

period

end
exchange

rates.

Exchange

gains

and

losses

on

such

balances

are

taken

to

the

income

statement.

Non

-

monetary

foreign

currenc

y

balances

are
carried

at

historical

transaction

date

exchange

rates.

The

Barclays

Bank

Group

’s

foreign

operations

(including

subsidiaries,

joint

ventures,

associates

and

branches)

based

mainly

outside

the

UK

may
have

different

functional

currencies.

The

functional

currency

of

an

operation

is

the

currency

of

the

main

economy

to

which

it

is

exposed.

Notes

to

the

financial

statements

For

the

year

ended

31

December

2019

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

106
1

Significant

accounting

policies

continued

Prior

to

consolidation

(or

equity

accounting)

the

assets

and

liabilities

of

non

-

Sterling

operations

are

translated

at

the

period

end

exchange

rate

and
items

of

income,

expense

and

other

comprehensive

income

are

translated

into

Sterling

at

the

rate

on

the

date

of

the

transactions.

Exchange
differences

arising

on

the

translation

of

foreign

operations

are

inclu

ded

in

currency

translation

reserves

within

equity.

These

are

transferred

to

the
income

statement

when

the

Barclays

Bank

Group

disposes

of

the

entire

interest

in

a

foreign

operation,

when

partial

disposal

results

in

the

loss

of
control

of

an

interest

in

a

subsidiary,

when

an

investment

previously

accounted

for

using

the

equity

method

is

accounted

for

as

a

financial

asset,

or
on

the

disposal

of

an

autonomous

foreign

operation

within

a

branch.

(iii)

Financial

assets

and

liabilities

The

Barclays

Bank

Group

applies

IFRS

9
Financial

Instruments

to

the

recognition,

classification

and

measurement,

and

derecognition

of

financial
assets

and

financial

liabilities

and

the

impairment

of

financial

assets.

The

Barclays

Bank

Group

applies

the

req

uirements

of

IAS

39
Financial
Instruments:

Recognition

and

Measurement

for

hedge

accounting

purposes.

Recognition
The

Barclays

Bank

Group

recognises

financial

assets

and

liabilities

when

it

becomes

a

party

to

the

terms

of

the

contract.

Trade

date

or

settlement
date

accounting

is

applied

depending

on

the

classification

of

the

financial

asset.

Classification

and

measurement
Financial

assets

are

classified

on

the

basis

of

two

criteria:

i)

the

business

model

within

which

financial

assets

are

managed;

and

ii)

their

contractual

cash

flow

characteristics

(whether

the

cash

flows

represent

‘solely

payments

of

principal

and

interest’

(SPPI)).

The

Barclays

Bank

Group

assesses

the

business

model

criteria

at

a

portfolio

level.

In

formation

that

is

considered

in

determining

the

applicable
business

model

includes

(i)

policies

and

objectives

for

the

relevant

portfolio,

(ii)

how

the

performance

and

risks

of

the

portfolio

are

managed,
evaluated

and

reported

to

management,

and

(iii)

the

frequency,

volume

and

timing

of

sales

in

prior

periods,

sales

expectation

for

future

periods,
and

the

reasons

for

such

sales.

The

contractual

cash

flow

characteristics

of

financial

assets

are

assessed

with

reference

to

whether

the

cash

flows

represent

SPP

I.

In

assessing
whether

contractual

cash

flows

are

SPPI

compliant,

interest

is

defined

as

consideration

primarily

for

the

time

value

of

money

and

the

credit

risk

of
the

principal

outstanding.

The

time

value

of

money

is

defined

as

the

element

of

interest

that

provides

consideration

only

for

the

passage

of

time
and

not

consideration

for

other

risks

or

costs

associated

with

holding

the

financial

asset.

Terms

that

could

change

the

contractual

cash

flows

so
that

it

would

not

meet

the

condition

for

SPPI

are

consi

dered,

including:

(i)

contingent

and

leverage

features,

(ii)

non

-

recourse

arrangements

and
(iii)

features

that

could

modify

the

time

value

of

money.

Financial

assets

ar

e

measured

at

amortised

cost

if

they

are

held

within

a

business

model

whose

objective

is

to

hold

financial

assets

in

order

to
collect

contractual

cash

flows,

and

their

contractual

cash

flows

represent

SPPI

.

Financial

assets

ar

e

measured

at

fair

value

through

other

comprehensive

income

if

they

are

held

within

a

business

model

whose

objective

is
achieved

by

both

collecting

contractual

cash

flows

and

selling

financial

assets,

and

their

contractual

cash

flows

represent

SPPI

.

Other

financial

assets

are

measured

at

fair

value

through

profit

and

loss.

There

is

an

option

to

make

an

irrevocable

election

on

initial

recognition

for
non

traded

equity

investments

to

be

measured

at

fair

value

through

other

comprehensive

income,

in

which

case

dividends

are

recognised

in

profit
or

loss,

but

gains

or

losses

are

not

reclassified

to

profit

or

loss

upon

derecognition,

and

the

impairment

requirements

of

IFRS

9

do

not

apply

.

The

accounting

policy

for

each

type

of

financial

asset

or

liability

is

included

within

the

relevant

note

for

the

item.

The

Barclays

Bank

Group’s

policies
for

determining

the

fair

values

of

the

assets

and

liabilities

are

set

out

in

Note

16.

Derecognition
The

Barclays

Bank

Group

derecognises

a

financial

asset,

or

a

portion

of

a

financial

asset,

from

its

balance

sheet

where

the

contractual

rights

to

cash
flows

from

the

asset

have

expired,

or

have

been

transferred,

usually

by

sale,

and

with

them

either

substantially

all

the

risks

and

rewards

of

the

asset
or

significant

risks

and

rewa

rds,

along

with

the

unconditional

ability

to

sell

or

pledge

the

asset.

Financial

liabilities

are

de

-

recognised

when

the

liability

has

been

settled,

has

expired

or

has

been

extinguished.

An

exchange

of

an

existing

financial
liability

for

a

new

liability

with

the

same

lender

on

substantially

different

terms

–

generally

a

difference

of

10%

or

more

in

the

present

value

of

the
cash

flows

or

a

substantive

qualitative

amendment

–

is

accounted

for

as

an

extinguishment

of

the

original

financial

liability

and

the

re

cognition

of

a
new

financial

liability.

Transactions

in

which

the

Barclays

Bank

Group

transfers

assets

and

liabilities,

portions

of

them,

or

financial

risks

associated

with

them

can

be
complex

and

it

may

not

be

obvious

whether

substantially

all

of

the

risks

and

rewards

have

been

transferred.

It

is

often

necessary

to

perform

a
quantitative

analysis.

Such

an

analysis

compares

the

Barclays

Bank

Group’s

exposure

to

variability

in

asset

cash

flows

before

the

transfer

with

its
retained

exposure

after

the

transfe

r.

A

cash

flow

analysis

of

this

nature

may

require

judgement.

In

particular,

it

is

necessary

to

estimate

the

asset’s

expected

future

cash

flows

as

well

as
potential

variability

around

this

expectation.

The

method

of

estimating

expected

future

cash

flows

depends

on

the

nature

of

the

asset,

with

market
and

market

-

implied

data

used

to

the

greatest

extent

possible.

The

potential

variability

around

this

expectation

is

typically

determined

by

stressing
underlying

parameters

to

create

reasonable

alternative

upside

and

downside

scenarios.

Probabilities

are

then

assigned

to

each

scenario.

Stressed
parameters

may

include

default

rates,

loss

severity,

or

prepayment

rates.

Notes

to

the

financial

statements

For

the

year

ended

31

December

2019

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

107
1

Significant

accounting

policies

continued

Accounting

for

reverse

repurchase

and

repurchase

agreements

including

other

similar

lending

and

borrowing
Reverse

repurchase

agreements

(and

stock

borrowing

or

similar

transaction)

are

a

form

of

secured

lending

whereby

the

Barclays

Bank

Group
provides

a

lo

an

or

cash

collateral

in

exchange

for

the

transfer

of

collateral,

generally

in

the

form

of

marketable

securities

subject

to

an

agreement

to
transfer

the

securities

back

at

a

fixed

price

in

the

future.

Repurchase

agreements

are

where

the

Barclays

Bank

Group

obtains

such

loans

or

cash
collateral,

in

exchange

for

the

transfer

of

collateral.

The

Barclays

Bank

Group

purchases

(a

reverse

repurchase

agreement)

or

borrows

securities

subject

to

a

commitment

to

resell

or

return

them.

The
securities

are

not

included

in

the

balance

sheet

as

the

Barclays

Bank

Group

does

not

acquire

the

risks

and

rewards

of

ownership.

Consideration

paid
(or

cash

collateral

provided)

is

accounted

for

as

a

loan

asset

at

amortised

cost,

unless

it

is

designated

or

mandatorily

at

fair

value

through

profit

and
loss.

The

Barclays

Bank

Group

may

also

sell

(a

repurchase

agreement)

or

lend

securities

subject

to

a

commitment

to

repurchase

or

redeem

them.

The
securities

are

retained

on

the

balance

sheet

as

the

Barclays

Bank

Group

retains

substantially

all

the

risks

and

rewards

of

ownership.

Consideration
received

(or

cash

collateral

provided)

is

accounted

for

as

a

financial

liability

at

amortised

cost,

unless

it

is

designated

at

fair

value

through

profit

and
loss.

(iv)

Issued

debt

and

equity

instruments

The

Barclays

Bank

Group

applies

IAS

32,
Financial

Instruments:

Presentation
,

to

determine

whether

funding

is

either

a

financial

liability

(debt)

or
equity.

Issued

financial

instruments

or

their

components

are

classified

as

liabilities

if

the

contractual

arrangement

results

in

the

Barclays

Bank

Group
having

an

obligation

to

either

deliver

cash

or

another

financial

asset,

or

a

variable

number

of

equity

shares,

to

the

holder

of

the

instrument.

If

this

is
not

the

case,

the

instrument

is

generally

an

equity

instrument

and

the

proceeds

included

in

equity,

net

of

transaction

costs.

Dividends

and

other
returns

to

equity

holders

are

recognised

when

paid

or

declared

by

the

members

at

the

AGM

and

treated

as

a

deduction

fro

m

equity.

Where

issued

financial

instruments

contain

both

liability

and

equity

components,

these

are

accounted

for

separately.

The

fair

value

of

the

debt

is
estimated

first

and

the

balance

of

the

proceeds

is

included

within

equity.

5.

New

and

amended

standards

and

interpretations

The

accounting

policies

adopted

are

consistent

with

those

of

the

previous

financial

year,

with

the

exception

of

the

adoption

of

IFRS

16
Leases ,
IFRIC

Interpretation

23
Uncertainty

over

Income

Tax

Treatment
,

the

amendments

to

IAS

12
Income

Taxes
,

the

amendments

to

IAS

19
Employee
Benefits
,

and

the

amendments

to

IFRS

9,

IAS

39

and

IFRS

7

which

were

applied

from

1

January

2019.

IFRS

16

–

Leases
IFRS

16
Leases
,

which

replaced

IAS

17
Leases
,

was

applied

effective

from

1

January

2019.

IFRS

16

does

not

result

in

a

significant

change

to

lessor
accounting;

however,

for

lessee

accounting

there

is

no

longer

a

distinction

between

operating

and

finance

leases.

Instead,

the

lessee

is

required

to
recognis

e

both

a

r

ight

of

use

(ROU)

Asset

and

lease

liability

on

-

balance

sheet.

There

is

a

recognition

exemption

permitted

for

leases

with

a

term

of
12

months

or

less.

The

Barclays

Bank

Group

applied

IFRS

16

on

a

modified

retrospective

basis

and

took

advantage

of

the

optio

n

not

to

restate

comparative

periods.
The

Barclays

Bank

Group

applied

the

following

transition

options

available

under

the

modified

retrospective

approach:
●

To

calculate

the

right

of

use

asset

equal

to

the

lease

liability,

adjusted

for

prepaid

or

accrued

payments.
●

To

rely

on

the

previous

assessment

of

whether

leases

are

onerous

in

accordance

with

IAS

37

immediately

before

the

date

of

initial

application
as

an

alternative

to

performing

an

impairment

review.

The

Barclays

Bank

Group

adjusted

the

carrying

amou

nt

of

the

ROU

asset

at

the

date

of
initial

application

by

the

previous

carrying

amount

of

its

onerous

lease

provision.
●

To

apply

the

recognition

exception

for

leases

with

a

term

not

exceeding

12

months.
●

To

use

hindsight

in

determining

the

lease

term

if

the

contract

contains

options

to

extend

or

terminate

the

lease.

Upon

adoption

of

IFRS

16,

the

Barclays

Bank

Group

applied

the

transition

option

which

permitted

the

ROU

asset

to

equal

the

lease

liability,

adjusted
for

prepaid

or

accrued

prepayments.

This

approach

resulted

in

a

lease

liability

of

£569m

and

an

ROU

asset

o

f

£509m

being

recognised

as

at

1
January

2019.

Th

e

difference

in

the

lease

liability

and

the

ROU

asset

was

a

result

of

the

following

adjustments:
●

An

increase

in

the

ROU

asset

as

a

result

of

rental

prepayments

o

f

£

1

4m

and,
●

A

decrease

in

the

ROU

asset

as

a

result

of

onerous

lease

provisions

previously

reco

gnised

of

£46m,

£

25

m

of

rent

free

adjustments

and

£3m

of
finance

sublease

arrangements

.

The

ROU

asset

was

recorded

in

property,

plant

and

equipment

and

the

lease

liability

within

other

liabilitites.

When

measuring

lease

liabilities,

the

Barclays

Bank

Group

discounted

lease

payments

using

the

incremental

borrowing

rate

at

1

January

2019.

The
weighted

average

applied

was

4.59%.

Notes

to

the

financial

statements

For

the

year

ended

31

December

2019

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

108
The

following

shows

a

reconciliation

between

the

operating

lease

commitments

as

at

31

December

2018

and

the

lease

liability

recorded

as

at

1
January

2019.

£m
Operating

lease

commitment

as

at

31

December

2018

as

disclosed

in

the

Barclays

Bank

Group

consolidated

financial
statements 1,071
Impact

of

discounting

using

the

Barclays

Bank

Group's

incremental

borrowing

rate
(488)
Recognition

exemption

for

short

term

leases
(3)
Extension

and

termination

options

reasonably

certain

to

be

exercised
(11)
Lease

liability

recognised

as

at

1

January

2019
569
IFRIC

Interpretation

23

–

Uncertainty

over

Income

Tax

Treatment
IFRIC

23

clarifies

the

application

of

IAS

12

to

accounting

for

income

tax

treatments

that

have

yet

to

be

accepted

by

tax

authorities,

in

scenarios
where

it

may

be

unclear

how

tax

law

applies

to

a

particular

transaction

or

circumstance,

or

whether

a

taxation

authority

will

accept

an

entity’s

tax
treatment.

There

was

no

significant

effect

from

the

adoption

of

IFRIC

23

in

relation

to

accounti

ng

for

uncertain

tax

positions.

IAS

12

–

Income

Taxes

–

Amendments

to

IAS

12
The

IASB

amended

IAS

12

in

order

to

clarify

the

accounting

treatment

of

the

income

tax

consequences

of

dividends.

As

a

result

of

the

amendment,
the

tax

consequences

of

all

paymen

ts

on

financial

instruments

that

are

classified

as

equity

for

accounting

purposes,

where

those

payments

are
considered

to

be

a

distribution

of

profit,

will

be

included

in,

and

will

reduce,

the

income

statement

tax

charge.

The

amendments

of

IAS

12

were
appl

ied

to

the

income

tax

consequences

of

dividends

recognised

on

or

after

the

beginning

of

the

earliest

comparative

period.

This

resulted

in
reducing

the

tax

charge

and

increasing

profit

after

tax

for

2019

by

£171m,

2018

by

£175

m

and

2017

by

£174m.

This

chang

e

does

not

impact
retained

earnings.

IAS

19

–

Employee

Benefits

–

Amendments

to

IAS

19
The

IASB

issued

amendments

to

the

guidance

in

IAS

19,

Employee

Benefits,

in

connection

with

accounting

for

plan

amendments,

curtailments

and
settlements.

There

was

no

significant

effect

from

the

adoption

of

the

amendments

of

IAS

19.

IFRS

9,

IAS

39

and

IFRS

7

Amendments

relating

to

Interest

Rate

Benchmark

Reform
IFRS

9,

IAS

39

and

IFRS

7

were

amended

in

September

2019.

The

amendments

are

effective

for

periods

beginning

on

or

after

1

January

2020

with
earlier

application

permitted.

The

Barclays

Bank

Group

elected

to

early

adopt

the

amendments

with

effect

from

1

January

2019.

The

amendments
have

been

endorsed

by

the

EU.

IFRS

9

allows

companies

when

they

first

apply

IFRS

9

,

to

choose

as

an

accounting

policy

to

continue

to

apply

the

hedge

accounting

requirements
of

IAS

39.

The

Barclays

Bank

Group

made

the

election

to

continue

to

apply

the

IAS

39

hedge

accounting

requirements

,

and

consequently,

the
amendments

to

IAS

39

have

b

een

adopted

by

the

Barclays

Bank

Group.

The

objective

of

the

amendments

are

to

provide

temporary

exceptions

from

applying

specific

hedge

accounting

requirements

during

the

period

of
uncertainty

resulting

from

interest

rate

benchmark

reform.

Each

of

the

ex

ceptions

adopted

by

the

Barclays

Bank

Group

are

described

below.

◾

Highly

probable

requirement
When

determining

whether

a

forecast

transaction

or

cash

flow

is

highly

probable,

the

Barclays

Bank

Group

assumes

that

the

interest

rate
benchmark

on

which

the

hed

ged

cash

flows

are

based

is

not

altered

as

a

result

of

the

reform.

This

amendment

has

also

been

applied

when

cash
flows

are

still

expected

to

occur

in

respect

of

amounts

remaining

in

the

cash

flow

hedge

reserve.

◾

Prospective

assessments
When

performing

pro

spective

assessments,

the

Barclays

Bank

Group

assumes

that

the

interest

rate

benchmark

on

which

the

hedged

risk

and/or
hedging

instrument

are

based

is

not

altered

as

a

result

of

the

interest

rate

benchmark

reform.

◾

Retrospective

assessments
The

Barclays

Bank

Group

will

not

discontinue

hedge

accounting

during

the

period

of

IBOR

-

related

uncertainty

solely

because

the

retrospective
effectiveness

falls

outside

the

required

80

-

125%

range.

◾

Hedge

of

a

non

-

contractually

specified

benchmark

portion

of

an

interest

rate
The

Barclays

Bank

Group

only

considers

at

inception

of

such

a

hedging

relationship

whether

the

separately

identifiable

requirement

is

met.

The

amendments

to

IFRS

7

require

certain

disclosures

to

be

made

in

the

first

period

that

the

amendments

to

IFRS

9

or

IAS

39

are

adopted.

Refer

to
Note

13

where

these

disclosures

have

been

included.

Future

accounting

developments
The

following

accounting

standards

have

been

issued

by

the

IASB

but

are

not

yet

effective:

IFRS

17

–

Insurance

contracts
In

May

2017,

the

IASB

issued

IFRS

17
Insurance

Contracts
,

a

comprehensive

new

accounting

standard

for

insurance

contracts

covering

recognition
and

measurement,

presentation

and

disclosure.

Once

effective,

IFRS

17

will

replace

IFRS

4
Insurance

Contracts

that

was

issued

in

2005.

Notes

to

the

financial

statements

For

the

year

ended

31

December

2019

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

109
IFRS

17

applies

to

all

types

of

insurance

contracts

(i.e.

life,

non

-

life,

direct

insurance

and

re

-

insurance),

regardless

of

the

type

of

entities

that

issue
them,

as

well

as

to

certain

guarantees

and

financial

instruments

with

discretionary

participation

features.

A

few

scope

exceptions

will

apply.

In

June

2019,

the

IASB

published

an

exposure

draft

with

proposed

amendments

to

IFRS

17.

The

proposed

amendments

that

are

expected

to

be
relevant

to

the

Barclays

Bank

Group

are

changes

to

the

scoping

of

IFRS

17,

changes

in

the

effective

date

of

IFRS

17

and

changes

to

IFRS

9

which
were

consequential

amendments

as

a

result

of

IFRS

17.

The

standard

is

currently

effective

from

1

January

2021,

although

the

amendments

would

change

the

effective

date

to

January

2022,

and

the
standard

has

not

yet

been

endorsed

by

the

EU.

The

Barclays

Bank

Group

is

currently

assessing

the

expected

impact

of

adopting

this

standard.

6.

Critical

accounting

estimates

and

judgements
The

preparation

of

financial

statements

in

accordance

with

IFRS

requires

the

use

of

estimates.

It

also

requires

management

to

exercise

judgement
in

applying

the

accounting

policies.

The

key

areas

involving

a

higher

degree

of

judgement

or

complexity,

or

areas

where

assumptions

are

significant
to

the

consolidated

and

individual

financial

statements

are

highlighted

under

the

relevant

note.

Critical

accounting

estimates

and

judgements

are
disclosed

in:

◾

Cre

dit

impairment

charges

on

page

115

to

119
◾

Tax

on

page

120

to

124
◾

Fair

value

of

financial

instruments

on

page

138

to

149
◾

Pensions

and

post-

retirement

benefits

–

obligations

on

page

176

to

181
◾

Provisions

including

conduct

and

legal,

competition

and

regulatory

matters

on

page

159

to

160

.

7.

Other

disclosures
To

improve

transparency

and

ease

of

reference,

by

concentrating

rela

ted

information

in

one

place,

certain

disclosures

required

under

IFRS

have
been

included

within

the

Risk

review

section

as

follows:

◾

Credit

risk

on

page

38

to

39

and

on

pages

45

to

67
◾

Market

risk

on

page

39

and

on

pages

68

to

70
◾

Treasury

and

capital

risk

–

capital

on

page

40

to

41

and

on

page

77
◾

Treasury

and

c

apital

risk

–

liquidity

on

page

40

and

on

pages

72

to

76

.

These

disclosures

are

covered

by

the

A

udit

opinion

(included

on

page

96)

where

referenced

as

audited.

Notes

to

the

financial

statements
Performance/return

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

110
The

notes

included

in

this

section

focus

on

the

results

and

performance

of

the

Barclays

Bank

Group

.

Information

on

the

segmental

performance,
income

generated,

expenditure

incurred,

tax,

and

dividends

are

included

here.

Segment

al

reporting

Presentation

of

segmental

reporting

The

Barclays

Bank

Group’s

segmental

reporting

is

in

accordance

with

IFRS

8
Operating

Segments
.

Operating

segments

are

reported

in

a

manner
consistent

with

the

internal

reporting

provided

to

the

Executive

Committee,

which

is

responsible

for

allocating

resou

rces

and

assessing
performance

of

the

operating

segments,

and

has

been

identified

as

the

chief

operating

decision

maker.

All

transactions

between

business
segments

are

conducted

on

an

arm’s-

length

basis,

with

intra

-

segment

revenue

and

costs

being

eliminated

in

Head

Office.

Income

and

expenses
directly

associated

with

each

segment

are

included

in

determining

business

segment

performance.

T

he

Barclays

Bank

Group

divisions

have

been

for

segmental

reporting

purposes

defined

as

Corporate

and

Investment

Bank

and

Consumer,

Cards
and

Payments.
◾

Corporate

and

Investment

Bank

which

includes

the

international

Corporate

business

and

the

Investment

Bank.
◾

Consumer,

Cards

and

Payments

which

includes

Barclays

US

Consumer

Bank,

Barclaycard

Germany,

Barclays

Partner

Finance,

Barclaycard
Commercial

Payments,

Barclaycard

Payment

Solutions

and

the

international

Wealth

business.

The

below

table

also

includes

Head

Office

which

comprises

head

office

and

central

support

functions.

Analysis

of

results

by

business
Corporate

and

Investment

Bank
Consumer,

Cards

and

Payments
Head

Office
Barclays

Bank

Group
£m £m £m £m
For

the

year

ended

31

December

2019
Total

income
10,009 4,462 (320) 14,151
Credit

impairment

charges
(157) (1,016) (29) (1,202)
Net

operating

income/(expenses)
9,852 3,446 (349) 12,949
Operating

expenses
(7,267) (2,359) (92) (9,718)
Litigation

and

conduct
(108) (7) (149) (264)
Total

operating

expenses
(7,375) (2,366) (241) (9,982)
Other

net

income/(expenses)
a
113 40 (8) 145
Profit/(loss)

before

tax
2,590 1,120 (598) 3,112
Total

assets
799.6 65.7 11.4 876.7
Number

of

employees

(full

time

equivalent)
8,100 3,100 9,300 20,500
Average

number

of

employees

(full

time

equivalent)
21,700

Corporate

and
Investment

Bank
Consumer,

Cards

and

Payments
Head

Office
Barclays

Bank

Group
£m £m £m £m
For

the

year

ended

31

December

2018
Total

income
b
9,741
4,267 (408)
13,600
Credit

impairment

releases/(charges)
152 (808) 13 (643)
Net

operating

income/(expenses)
9,893 3,459 (395) 12,957
Operating

expenses

(7,459) (2,304) (130) (9,893)
GMP

charge
- - (140) (140)
Litigation

and

conduct
(68) (59) (1,579) (1,706)
Total

operating

expenses
(7,527) (2,363) (1,849) (11,739)
Other

net

income/(expenses)
a
28 41 (1) 68
Profit/(loss)

before

tax
2,394 1,137 (2,245) 1,286
Total

assets
792.5 71.6 13.6 877.7
Number

of

employees

(full

time

equivalent)
9,100 3,300 10,000 22,400

Notes
a

Other

net

income/(expenses)

represents

the

share

of

post

-tax

results

of

associates

and

joint

ventures,

profit

(or

loss)

on

disposal

of

subsidiaries,

associates

and

joint

ventures,

and

gains

on

acquisitions.
b

£

351m

of

certain

capital

instrument

funding

costs

are

now

charged

to

Head

Office,

the

impact

of

which

would

have

been

materially

the

same

if

the

charges

had

been

included

in
full

year

2017.

Notes

to

the

financial

statements
Performance/return

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

111

Corporate

and

Investment

Bank
Consumer,

Cards

and

Payments
Head

Office
Barclays

Non

-Core
a
Barclays

Bank
Group
£m £m £m £m £m
For

the

year

ended

31

December

2017
Total

income
9,901 4,504 (148) (527) 13,730
Credit

impairment

charges
(213) (1,293) (17) (30) (1,553)
Net

operating

income/(expenses)
9,688 3,211 (165) (557) 12,177
Operating

expenses
(7,610) (2,167) (202) (251) (10,230)
Litigation

and

conduct
(267) (2) (151) (28) (448)
Total

operating

expenses
(7,877) (2,169) (353) (279) (10,678)
Other

net

income
b
133 121 (192) 197 259
Profit

before

tax

from

continuing

operations
1,944 1,163 (710) (639) 1,758
Total

assets
c
788.7 67.4 35.8 - 1,129.3
Number

of

employees

(full

time

equivalent)
8,800 2,700 10,300 - 21,800

Notes
a

Barclays

Non-Core

segment

was

closed

on

1

July

2017,

with

financial

performance

subsequently

reported

in

Corporate

and

Investment

Bank,

Head

Office

and

UK

banking

business.
b

Other

net

income/(expenses)

represents

the

share

of

post

-tax

results

of

associates

and

joint

ventures,

profit

(or

loss)

on

disposal

of

subsidiaries,

associates

and

joint

ventures,

and

gains

on

acqui

sitio

ns.
c

Total

assets

for

UK

banking

business

are

included

within

Barclays

Bank

Group

for

2017.

Income

by

geographic

region
a
2019 2018 2017
For

the

year

ended

31

December

£m £m £m
Continuing

operations
United

Kingdom
4,084 4,007 3,582
Europe

1,752 1,615 1,985
Americas

7,251 7,048 7,194
Africa

and

Middle

East
62 44 137
Asia

1,002 886 832
Total 14,151 13,600 13,730
Income

from

individual

countries

which

represent

more

than

5%

of

total

income
a
2019 2018 2017
For

the

year

ended

31

December

£m £m £m
Continuing

operations
United

Kingdom
4,084 4,007 3,582
United

States

7,121 6,916 7,049

Note
a

The

geographical

analysis

is

now

based

on

the

location

of

office

where

the

transactions

are

recorded,

whereas

it

was

previously

based

on

counterparty

location.

The

new

approach
is

better

aligned

to

the

geographical

view

of

the

business

following

the

implementation

of

structural

reform.

Prior

year

comparatives

have

been

restated.

Net

interest

income

Accounting

for

interest

income

and

expenses
Interest

income

on

loans

and

advances

at

amortised

cost,

and

interest

expense

on

financial

liabilities

held

at

amortised

cost,

are

calculated

using
the

effective

interest

method

which

allocates

interest,

and

direct

and

increme

ntal

fees

and

costs,

over

the

expected

lives

of

the

assets

and

liabilities.

The

effective

interest

method

requires

the

Barclays

Bank

Group

to

estimate

future

cash

flows,

in

some

cases

based

on

its

experience

of

customers’
behaviour,

considering

all

contra

ctual

terms

of

the

financial

instrument,

as

well

as

the

expected

lives

of

the

assets

and

liabilities.

Barclays

Bank

Group

incurs

certain

costs

to

originate

credit

card

balances

with

the

most

significant

being

co

-

brand

partner

fees.

To

the

extent
these

costs

are

attributed

to

customers

that

continuously

carry

an

outstanding

balance

(revolvers),

they

are

cap

italised

and

subsequently

included
within

the

calculation

of

the

effective

interest

rate.

They

are

amortised

to

interest

income

over

the

period

of

expected

repayment

of

the

originated
balance.

Costs

attributed

to

customers

that

settle

their

outstanding

bal

ances

each

period

(transactors)

are

deferred

on

the

balance

sheet

as

a

cost
of

obtaining

a

contract

and

amortised

to

fee

and

commission

expense

over

the

life

of

the

customer

relationship

(refer

to

Note

4

)

.

There

are

no
other

individual

estimates

involved

in

the

calculation

of

effective

interest

rates

that

are

material

to

the

results

or

financial

position.

Notes

to

the

financial

statements
Performance/return

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

112

2019 2018 2017
£m £m £m
Cash

and

balances

at

central

banks
919 919 214
Loans

and

advances

at

amortised

cost
5,514 5,554 5,951
Financial

investments
- - 385
Fair

value

through

other

comprehensive

income
831 662 -
Other

821 324 367
Interest

income
8,085 7,459 6,917
Deposits

at

amortised

cost
(1,778) (1,591) (936)
Debt

securities

in

issue
(873) (493) (461)
Subordinated

liabilities
(1,096) (1,397) (1,225)
Other

(431) (848) (419)
Interest

expense
(4,178) (4,329) (3,041)
Net

interest

income
3,907 3,130 3,876

Interest

income

presented

above

represents

interest

revenue

calculated

using

the

effective

interest

method.

Costs

to

originate

credit

card

balances
o

f

£

684m

(2018:

£585m;

2017:

£486

m)

have

been

amortised

to

interest

income

during

the

period.

Intere

st

income

includes

£9

m

(2018:

£

9

m;
201

7

:

£16m)

accrued

on

impaired

loans

.

Other

interest

expense

includes

£25m

relating

to

IFRS

16

lease

interest

expenses.

Net

fee

and

commission

income

Accounting

for

net

fee

and

commission

income

under

IFRS

15

effective

from

1

January

2018
The

Barclays

Bank

Group

applies

IFRS

15

Revenue

from

Contracts

with

Customers.

The

standard

establishes

a

five-

step

model

governing

revenue
recognition.

The

five-

step

model

requires

the

Barclays

Bank

Group

to

(i)

identify

the

contract

with

the

customer,

(ii)

identify

each

of

the
performance

obligations

included

in

the

contract,

(iii)

determine

the

amount

of

consideration

in

the

contract,

(iv)

allocate

the

consideration

to

each
of

the

identified

performance

obligations

and

(v)

recognise

revenue

as

each

performance

obligation

is

satisfied.

The

Barclays

Bank

Group

recognises

fee

and

com

mission

income

charged

for

services

provided

by

the

Barclays

Bank

Group

as

the

services

are
provided,

for

example

on

completion

of

the

underlying

transaction.

Accounting

for

net

fee

and

commission

incom

e

under

IAS

18

for

2017
The

Barclays

Bank

Group

appl

ies

IAS

18

Revenue.

Fees

and

commissions

charged

for

services

provided

or

received

by

the

Barclays

Bank

Group

are
recognised

as

the

services

are

provided,

for

example

on

completion

of

the

underlying

transaction.

Fee

and

commission

income

is

disaggregated

below

by

fee

types

that

reflect

the

nature

of

the

services

offered

across

the

Barclays

Bank

Group

and
operating

segments,

in

accordance

with

IFRS

15.

It

includes

a

total

for

fees

in

scope

of

IFRS

15.

Refer

to

Note

2

for

more

detailed

information

about
ope

rating

segments.

2019
Corporate

and
Investment

Bank
Consumer,
Cards

and
Payments
Head

Office
Total
£m £m £m £m
Fee

type
Transactional 391 2,418 - 2,809
Advisory 821 83 - 904
Brokerage

and

execution
1,082 49 - 1,131
Underwriting

and

syndication
2,358 - - 2,358
Other 90 227 30 347
Total

revenue

from

contracts

with

customers
4,742 2,777 30 7,549
Other

non

-

contract

fee

income
110 5 - 115
Fee

and

commission

income
4,852 2,782 30 7,664
Fee

and

commission

expense
(743) (1,249) - (1,992)
Net

fee

and

commission

income
4,109 1,533 30 5,672

Notes

to

the

financial

statements
Performance/return

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

113
2018
Corporate

and
Investment

Bank
Consumer,
Cards

and
Payments
Head

Office
Total
£m £m £m £m
Fee

type
Transactional 366 2,248 - 2,614
Advisory 772 78 - 850
Brokerage

and

execution
1,002 71 - 1,073
Underwriting

and

syndication
2,462 - - 2,462
Other 24 222 29 275
Total

revenue

from

contracts

with

customers
4,626 2,619 29 7,274
Other

non

-

contract

fee

income
114 4 - 118
Fee

and

commission

income
4,740 2,623 29 7,392
Fee

and

commission

expense
(657) (1,128) - (1,785)
Net

fee

and

commission

income
4,083 1,495 29 5,607

2017
£m
Fee

and

commission

income
Banking,

investment

management

and

credit

related

fees

and

commissions
7,352
Foreign

exchange

commission
72
Fee

and

commission

income
7,424
Fee

and

commission

expense
(1,726)
Net

fee

and

commission

income
5,698

Note
a

The

Barclays

Group

elected

the

cumulative

effect

transition

method

on

adoption

of

IFRS

15

for

1

January

2018,

and

recognised

in

retained

earnings

without

restating

comparative
periods.

The

comparative

figures

are

reported

under

IAS

18.

Fee

types
Transactional
Transactional

fees

are

service

charges

on

deposit

accounts,

cash

management

services

and

transactional

processing

fees

including

interchange
and

merchant

fee

income

generated

from

credit

and

bank

card

usage.

Transaction

and

processing

fees

are

recognised

at

the

point

in

time

the
transaction

occurs

or

service

is

performed.

They

include

banking

services

such

as

Automated

Teller

Machine

(ATM)

fees,

wire

transfer

fees,
balance

transfer

fees,

overdraft

or

late

fees

and

foreign

exchange

fees,

among

others.

Interchange

and

merchant

fees

are

recognised

upon
settlement

of

the

card

transaction

payment.

Barclays

incurs

certain

card

related

costs

including

those

related

to

cardholder

reward

programmes

and

various

payments

made

to

co

-

brand
partners.

To

the

extent

cardholder

reward

programmes

costs

are

attributed

to

customers

that

settle

their

outstanding

balance

each

period
(transactors)

they

are

expensed

wh

en

incurred

and

presented

in

fee

and

commission

expense

while

costs

related

to

customers

who

continuously
carry

an

outstanding

balance

(revolvers)

are

included

in

the

effective

interest

rate

of

the

receivable

(refer

to

Note

3).

Payments

to

partners

for

new
cardholder

account

originations

for

transactor

accounts

are

deferred

as

costs

to

obtain

a

contract

under

IFRS

15

while

those

costs

related

to
revolver

accounts

are

included

in

the

effective

interest

rate

of

the

receivable

(refer

to

Note

3).

Those

costs

de

ferred

under

IFRS

15

are

capitalised
and

amortised

over

the

estimated

cardholder

relationship.

Payments

to

co

-

brand

partners

based

on

revenue

sharing

are

presented

as

a

reduction
of

fee

and

commission

income

while

payments

based

on

profitability

are

presen

ted

in

fee

and

commission

expense.

Advisory
Advisory

fees

are

generated

from

wealth

management

services

and

investment

banking

advisory

services

related

to

mergers,

acquisitions

and
financial

restructurings.

Wealth

management

advisory

fees

primarily

consi

sts

of

asset-based

fees

for

advisory

accounts

of

wealth

management
clients

and

are

based

on

the

market

value

of

client

assets.

They

are

earned

over

the

period

the

services

are

provided

and

are

generally

recognised
quarterly

when

the

market

value

of

client

assets

is

determined.

Investment

banking

advisory

fees

are

recognised

at

the

point

in

time

when

the
services

related

to

the

transaction

have

been

completed

under

the

terms

of

the

engagement.

Investment

banking

advisory

costs

are

recognised

as
incurred

in

fee

and

commission

expense

if

direct

and

incremental

to

the

advisory

services

or

otherwise

recognised

in

operating

expenses.

Brokerage

and

execution
Brokerage

and

execution

fees

are

earned

for

executing

client

transactions

with

various

exchanges

and

over

-

the

-

counter

markets

and

assisting
clients

in

clearing

transactions.

Brokerage

and

execution

fees

are

recognised

at

the

point

in

time

the

associated

service

has

been

completed

which
is

generally

the

trade

date

of

the

transaction.

Notes

to

the

financial

statements
Performance/return

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

114

Underwriting

and

syndication

Underwriting

and

syndication

fees

are

earned

for

the

distribution

of

client

equity

or

debt

securities

and

the

arrangement

and

administration

of

a
loan

syndication.

This

includes

commitment

fees

to

provide

loan

financing.

Underwriting

fees

are

generally

r

ecognised

on

trade

date

if

there

is

no
remaining

contingency,

such

as

the

transaction

being

conditional

on

the

closing

of

an

acquisition

or

another

transaction.

Underwriting

costs

are
deferred

and

recognised

in

fee

and

commission

expense

when

the

associated

underwriting

fees

are

recorded.

Syndication

fees

are

earned

for
arranging

and

administering

a

loan

syndication;

however,

the

associated

fee

may

be

subject

to

variability

until

the

loan

has

been

syndicated

to
other

syndicate

members

or

until

other

conting

encies

(such

as

a

successful

M&A

closing)

have

been

resolved

and

therefore

the

fee

revenue

is
deferred

until

the

uncertainty

is

resolved.

Included

in

underwriting

and

syndication,

are

commitment

fees

to

provide

loan

financing

which

are

not

presented

as

pa

rt

of

the

carrying

value

of
the

loan

in

accordance

with

IFRS

9,

for

example

as

part

of

the

effective

interest

rate.

Loan

commitment

fees

included

as

IFRS

15

revenues

are

fees
for

loan

commitments

that

are

not

expected

to

fund,

fees

received

as

compensation

for

unfunded

commitments

and

the

applicable

portion

of

fees
received

for

a

revolving

loan

facility,

which

for

that

period,

are

undrawn.

Such

commitment

fees

are

recognised

over

time

through

to

the
contractual

maturity

of

the

commitment.

Contract

assets

and

contract

liabilities

The

Barclays

Bank

Group

had

no

material

contract

assets

or

contract

liabilities

as

at

31

December

2019

(2018:

nil).

Impairment

on

fee

receivables

and

contract

assets

During

201

9

,

there

have

been

no

material

impairments

recognised

in

relation

to

fees

receivable

and

contract

assets

(2018:

nil).

Fees

in

relation

to
transactional

business

can

be

added

to

outstanding

customer

balances.

These

amounts

may

be

subsequently

impaired

as

par

t

of

the

overall

loans
and

advances

balance.

Remaining

performance

obligations

The

Barclays

Bank

Group

applies

the

practical

expedient

of

IFRS

15

and

does

not

disclose

information

about

remaining

performance

obligations
that

have

original

expected

durations

of

one

year

or

less

or

because

the

Barclays

Bank

Group

has

a

right

to

consideration

that

corresponds

directly
with

the

value

of

the

service

provided

to

the

client

or

customer.

Costs

incurred

in

obtaining

or

fulfilling

a

contract

The

Barclays

Bank

Group

expects

that

incremental

costs

of

obtaining

a

contract

such

as

success

fee

and

commission

fees

paid

are

recoverable

and
therefore

capitalised

such

con

tract

costs

in

the

amount

of

£153

m

at

31

December

2019

(2018:

£125m).

Capitalised

contract

costs

are

amortised

based

on

the

transfer

of

services

to

which

the

asset

relates

which

typically

ranges

over

the

expected

life

of
the

relationship.

In

2019,

the

amount

of

amortisation

was

£

29

m

(2018:

£30m)

and

there

was

no

impairment

loss

recognised

in

connection

with
the

capitalised

contract

costs

(2018:

nil).

Net

trading

income

Accounting

for

net

trading

income

In

accordance

with

IFRS

9,

trading

positions

are

held

at

fair

value,

and

the

resulting

gains

and

losses

are

included

in

the

income

statement,

together
with

interest

and

dividends

arising

from

long

and

short

positions

and

funding

costs

relating

to

trading

activities.

Income

arises

from

both

the

sale

and

purchase

of

trading

positions,

margins

which

are

achieved

through

market

making

and

customer

business
and

from

changes

in

fair

value

caused

by

movements

in

interest

and

exchange

rates,

equity

prices

and

othe

r

market

variables.

Gains

or

losses

on

non

-

trading

financial

instruments

designated

or

mandatorily

at

fair

value

with

changes

in

fair

value

recognised

in

the

income
statement

are

included

in

net

trading

income

where

the

business

model

is

to

manage

assets

and

liabilities

on

a

fair

value

basis

which

includes

use
of

derivatives

or

where

an

instrument

is

designated

at

fair

value

to

eliminate

an

accounting

mismatch

and

the

related

instrument's

gain

and

losses
are

reported

in

trading

income.

2019 2018 2017
£m £m £m
Net

gains

from

financial

instruments

held

for

trading
2,795 3,101 2,280
Net

gains

from

financial

instruments

designated

at

fair

value
240 259 1,116
Net

gains

from

financial

instruments

mandatorily

at

fair

value
1,038 1,004 -
Net

trading

income
4,073 4,364 3,396

Notes

to

the

financial

statements
Performance/return

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

115
6

Net

investment

income

Accounting

for

net

investment

income

Dividends

are

recognised

when

the

right

to

receive

the

dividend

has

been

established.

Other

accounting

policies

relating

to

net

investment

income
are

set

out

in

Note

12

and

Note

14.

2019 2018 2017
£m £m £m
Net

gains

from

financial

assets

mandatorily

at

fair

value
218 172 -
Net

gains

from

disposal

of

debt

instruments

at

fair

value

through

other

comprehensive
income 454 131 -
Net

gains/(losses)

from

disposal

of

financial

assets

and

liabilities

measured

at

amortised

cost
(38) (20) 86
Dividend

income
-
55 48
Net

(losses)/gains

on

other

investments
(214) 56 (14)
Net

gains

from

financial

instruments

designated

at

fair

value
a
- - 281
Net

gains

from

disposal

of

available

for

sale

investments
b
- - 298
Net

investment

income
420 394 699

Notes

a

Following

the

adoption

of

IFRS

9

in

2018,

gains

or

losses

on

financial

assets

designated

at

fair

value

to

eliminate

or

reduce

an

accounting

mismatch

are

recognised

in

net

trading
income

lines.

b

Following

the

adoption

of

IFRS

9

in

2018,

available

for

sale

classification

is

no

longer

applicable.

Credit

impairment

charges
Accounting

for

the

impairment

of

financial

assets

under

IFRS

9

effective

from

1

January

2018

Impairment

The

Barclays

Bank

Group

is

required

to

recognise

expected

credit

losses

(ECLs)

based

on

unbiased

forward

-

looking

information

for

all

financial
assets

at

amortised

cost,

lease

receivables,

debt

financial

assets

at

fair

value

through

other

comprehensive

income,

loan

commitments

and

financial
guarantee

con

tracts.

Intercompany

exposures

in

the

individual

financial

statements,

including

loan

commitments

and

financial

guarantee
contracts,

are

also

in

scope

of

IFRS

for

ECL

purposes.

At

the

reporting

date,

an

allowance

(or

provision

for

loan

commitments

and

financial

guarantees)

is

required

for

the

12

month

(Stage

1)

ECLs.

If

the
credit

risk

has

significantly

increased

since

initial

recognition

(Stage

2),

or

if

the

financial

instrument

is

credit

impaired

(Stage

3),

an

allowance

(or
provision)

should

be

recogni

sed

for

the

lifetime

ECLs.

The

measurement

of

ECL

is

calculated

using

three

main

components:

(i)

probability

of

default

(PD)

(ii)

loss

given

default

(LGD)

and

(iii)

the
exposure

at

default

(EAD).

The

12

month

and

lifetime

ECLs

are

calculated

by

multiplying

the

respective

PD,

LGD

and

the

EAD.

The

12

month

and

lifetime

PDs

represent

the

PD
occurring

over

the

next

12

months

and

the

remaining

maturity

of

the

instrument

respectively.

The

EAD

represents

the

expected

balance

at

default,
taking

into

account

the

repayment

of

principal

and

interest

from

the

balance

sheet

date

to

the

default

event

together

with

any

expected
drawdowns

of

committed

facilities.

The

LGD

represents

expected

losses

on

the

EAD

given

the

event

of

default,

taking

into

account,

among

other
attributes,

the

mitigating

effect

of

collateral

value

at

the

time

it

is

expected

to

be

realised

and

the

time

value

of

money.

Determining

a

significant

increase

in

credit

risk

since

initial

recognition:

The

Barclays

Bank

Group

assesses

when

a

significant

increase

in

credit

risk

has

occurred

based

on

quantitative

and

qualitative

assessments.

The
credit

risk

of

an

exposure

is

considered

to

have

significantly

increased

when

:

i)

Quantitative

test
The

annualised

lifetime

PD

has

increased

by

more

than

an

agreed

threshold

relative

to

the

equivalent

at

origination.

PD

deterioration

thresholds

are

defined

as

percentage

increases,

and

are

set

at

an

origination

score

band

and

segment

level

to

ensure

the

test
appropriately

captures

significant

increases

in

credit

risk

at

all

risk

levels.

Generally,

thresholds

are

inversely

correlated

to

the

origination

PD,

i.e.

as
the

origination

PD

increases,

the

threshold

value

reduces.

The

assessment

of

the

point

at

which

a

PD

increase

is

deemed

‘significant’,

is

based

upon

analysis

of

the

portfolios’

risk

profile

against

a

common
set

of

principles

and

performance

metrics

(consistent

across

both

retail

and

wholesale

businesses),

incorporating

expert

credit

judgement

where
appropriate.

Application

of

quantitative

PD

floors

does

not

r

epresent

the

use

of

the

low

credit

risk

exemption

as

exposures

can

separately

move
into

stage

2

via

the

qualitative

route

described

below.

Notes

to

the

financial

statements
Performance/return

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

116
Wholesale

assets

apply

a

100%

increase

in

PD

an

d

0.2%

PD

floor

to

determine

a

significant

increase

in

credit

risk.

Retail

assets

apply

bespoke

relative

increase

and

absolute

PD

thresholds

based

on

product

type

and

origination

PD.

Thresholds

are

subject

to
maximums

defined

by

Barclays

Bank

Group

policy

and

typically

apply

minimum

relative

thresholds

of

50

-

100%

and

a

max

imum

relative

threshold
of

400%.

For

existing/historical

exposures

where

origination

point

scores

or

data

are

no

longer

available

or

do

not

represent

a

comparable

estimate

of
lifetime

PD,

a

proxy

origination

score

is

defined,

based

upon:

◾

Back

-

population

of

the

approved

lifetime

PD

score

either

to

origination

date

or,

where

this

is

not

feasible,

as

far

back

as

possible,

(subject

to

a
data

start

point

no

later

than

1

January

2015);

or
◾

Use

of

available

historical

account

performance

data

and

other

customer

information,

to

derive

a

comparable

‘proxy’

estimation

of

origination
PD.

ii)

Qualitative

test
This

is

relevant

for

accounts

that

meet

the

portfolio’s

‘high

risk’

criteria

and

are

subject

to

closer

credit

monitoring.

High

risk

customers

may

not

be

in

arrears

but

either

through

an

event

or

an

observed

behaviour

exhibit

credit

distress.

The

definition

and
assessment

of

high

risk

includes

as

wide

a

range

of

information

as

reasonably

available,

such

as

industry

and

Group

-

wide

customer

level

data,
including

but

not

limited

to

bureau

scores

and

high

consumer

indebtedness

index,

wherever

possible

or

relevant.

Whilst

the

high

risk

populations

applied

for

IFRS

impairment

purposes

are

aligned

with

risk

management

processes,

they

are

also

regularly
reviewed

and

validated

to

ensure

that

they

capture

any

incremental

segments

where

there

is

evidence

of

credit

deterioration.

iii)

Backstop

criteria
This

is

relevant

for

accounts

that

are

more

than

30

calendar

days

past

due.

The

30

days

past

due

cr

iteria

is

a

backstop

rather

than

a

primary

driver
of

moving

exposures

into

Stage

2.

The

criteria

for

determining

a

significant

increase

in

credit

risk

for

assets

with

bullet

repayments

follows

the

same

principle

as

all

other

assets,

i.e.
quantitative,

qualitative

and

backstop

tests

are

all

applied.

Exposures

will

move

back

to

Stage

1

once

they

no

longer

meet

the

criteria

for

a

significant

increase

in

credit

risk.

This

means

that,

at

a

minimum

all
payments

must

be

up

-

to-

date,

the

PD

deterioration

test

is

no

longer

met,

the

account

is

no

longer

classified

as

high

risk,

and

the

customer

has
evidenced

an

ability

to

maintain

future

payments.

Exposures

are

only

removed

from

Stage

3

and

re

-

assigned

to

Stage

2

once

the

original

default

trigger

event

no

longer

applies.

Exposures

b

eing
removed

from

Stage

3

must

no

longer

qualify

as

credit

impaired,

and:
a)

the

obligor

will

also

have

demonstrated

consistently

good

payment

behaviour

over

a

12

-

month

period,

by

making

all

consecutive

contractual
payments

due

and,

fo

r

forborne

exposures,

the

relevant

EBA

defined

probationary

period

has

also

been

successfully

completed

or;
b)

(for

non

-

forborne

exposures)

the

performance

conditions

are

defined

and

approved

within

an

appropriately

sanctioned

restructure

plan,
including

12

months’

payment

history

have

been

met.

Management

overlays

and

other

exceptions

to

model

outputs

are

applied

only

if

consistent

with

the

objective

of

identifying

significant

increases

in
credit

risk.

Forward

-

looking

information
The

measurement

of

ECL

involves

complexity

and

judgement,

including

estimation

of

PD,

LGD,

a

range

of

unbiased

future

economic

scenarios,
estimation

of

expected

lives

(where

contractual

life

is

not

appropriate),

and

estimation

of

EAD

and

assessing

significant

increases

in

credit

risk.

Credit

losses

are

the

expected

cash

shortfalls

from

what

is

contractually

due

over

the

expected

life

of

the

financial

instrument,

discounted

at

the
original

effective

interest

rate

(EIR).

ECLs

are

the

unbiased

probability

-

wei

ghted

credit

losses

determined

by

evaluating

a

range

of

possible
outcomes

and

considering

future

economic

conditions.

The

Barclays

Bank

Group

uses

a

five-

scenario

model

to

calculate

ECL.

An

external

consensus

forecast

is

assembled

from

key

sources,

including

HM
Treasury

(short

and

medium

term

forecasts),

Bloomberg

(based

on

median

of

economic

forecasters)

and

the

Urban

Land

Institute

(for

US

House
Prices),

which

forms

the

b

aseline

scenario.

In

addition,

two

adverse

scenarios

(Downside

1

and

Downside

2)

and

two

favourable

scenarios

(Upside
1

and

Upside

2)

are

derived,

with

associated

probability

weightings.

The

adverse

scenarios

are

calibrated

to

a

similar

severity

to

internal

stress

tests,
whilst

also

considering

IFRS

specific

sensitivities

and

non

-

linearity.

Downside

2

is

benchmarked

to

the

Bank

of

England’s

annual

cyclical

scenarios
and

to

the

most

severe

scenario

from

Moody’s

inventory,

but

is

not

designed

to

be

the

same.

The

favourable

scenarios

are

calibrated

to

be
symmetric

to

the

adverse

scenarios,

subject

to

a

ceiling

calibrated

to

relevant

recent

favourable

benchmark

scenarios.

The

scenarios

include

eight
economic

variables,

(GDP,

unemployment,

House

Price

Index

(HPI)

and

base

rates

in

both

the

UK

and

US

markets),

and

expanded

variables

using
statistical

models

based

on

historical

correlations.

The

upside

and

downside

shocks

are

designed

to

evolve

over

a

five-

year

stress

horizon,

with

all
five

scenarios

converging

to

a

steady

state

after

approximately

eight

years.

The

methodology

for

estimating

probability

weights

for

each

of

the

scenarios

involves

a

comparison

of

the

distribution

of

key

historical

UK

and

US
macroeconomic

variables

against

the

forecast

paths

of

the

five

scenarios.

The

m

ethodology

works

such

that

the

b

aseline

(reflecting

curren

t

Notes

to

the

financial

statements
Performance/return

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

117
consensus

outlook)

has

the

highest

weight

and

the

weights

of

adverse

and

favourable

scenarios

depend

o

n

the

deviation

from

the

b

aseline;

the
further

from

the

b

aseline,

the

smaller

the

weight.

A

single

set

of

five

scenarios

is

used

across

all

portfolios

and

all

five

weights

are

normalised

to
equate

to

100%.

The

same

scenarios

and

weights

that

are

used

in

the

estimation

of

expected

credit

losses

are

also

used

for

the

Barclays

Group
internal

planning

purposes.

The

impacts

across

the

portfolios

are

different

because

of

the

sensitivities

of

each

of

the

portfolios

to

specific
macroeconomic

variables,

for

example,

mortgages

are

highly

sensitive

to

house

prices

and

base

rates,

credit

cards

and

unsecured

consumer

loans
are

highly

sensitive

to

unemployment.

Definition

of

default,

credit

impaired

assets,

write

-

offs,

and

interest

income

recognition
The

definition

of

default

for

the

purpose

of

determining

ECLs,

and

for

internal

credit

risk

management

purposes,

has

been

aligned

to

the

Regulatory
Capital

CRR

Article

178

definition

of

default,

to

maintain

a

consistent

approach

with

IFRS

and

associated

regulatory

guidance.

The

Regulatory
Capital

CRR

Article

178

definition

of

default

considers

indicators

that

the

debtor

is

unlikely

to

pay,

includes

exposures

in

forbearance

and

is

no

later
than

when

the

exposure

is

more

than

90

days

past

due

or

180

days

past

due

in

the

case

of

UK

mortgages.

When

exposures

are

identified

as

cr

edit
impaired

or

purchased

or

originated

as

such

interest

income

is

calculated

on

the

carrying

value

net

of

the

impairment

allowance.

An

asset

is

considered

credit

impaired

when

one

or

more

events

occur

that

have

a

detrimental

impact

on

the

estimated

futu

re

cash

flows

of

the
financial

asset.

This

comprises

assets

defined

as

defaulted

and

other

individually

assessed

exposures

where

imminent

default

or

actual

loss

is
identified.

Uncollectible

loans

are

written

off

against

the

related

allowance

for

loan

impa

irment

on

completion

of

the

Barclays

Bank

Group’s

internal

processes
and

when

all

reasonably

expected

recoverable

amounts

have

been

collected.

Subsequent

recoveries

of

amounts

previously

written

off

are

credited
to

the

income

statement.

The

timing

and

extent

of

write-

offs

may

involve

some

element

of

subjective

judgement.

Nevertheless,

a

write-

off

will
often

be

prompted

by

a

specific

event,

such

as

the

inception

of

insolvency

proceedings

or

other

formal

recovery

action,

which

makes

it

possible

to
establish

that

some

or

the

entire

advance

is

beyond

realistic

prospect

of

recovery

.

Loan

modifications

and

renegotiations

that

are

not

credit

-

impaired
When

modification

of

a

loan

agreement

occurs

as

a

result

of

commercial

restructuring

activity

rather

than

due

to

the

credit

risk

of

the

borrower,

an
assessment

must

be

performed

to

determine

whether

the

terms

of

the

new

agreement

are

substantially

different

from

the

terms

of

the

existing
agreement.

This

assessment

considers

both

the

change

in

cash

flows

arising

from

the

modified

terms

as

well

as

the

change

in

overall

instrument
risk

profile.

Where

terms

are

substantially

different,

the

existing

loan

will

be

derecognised

and

a

new

loan

will

be

recognised

at

fair

value,

with

any

difference

in
valuation

recognised

immediately

within

the

income

statement,

subject

to

observability

criteria.

Where

terms

are

not

substantially

different,

the

loan

carrying

value

will

be

adjusted

to

reflect

the

present

value

of

modified

cash

flows

discounted

at
the

original

EIR,

with

any

resulting

gain

or

loss

recognised

immediately

within

the

income

statement

as

a

modification

gain

or

loss.

Expected

life
Lifetime

ECLs

must

be

measure

d

over

the

expected

life.

This

is

restricted

to

the

maximum

contractual

life

and

takes

into

account

expected
prepayment,

extension,

call

and

similar

options.

The

exceptions

are

certain

revolver

financial

instruments,

such

as

credit

cards

and

bank

overdraft

s,
that

include

both

a

drawn

and

an

undrawn

component

where

the

entity’s

contractual

ability

to

demand

repayment

and

cancel

the

undrawn
commitment

does

not

limit

the

entity’s

exposure

to

credit

losses

to

the

contractual

notice

period.

For

revolvi

ng

facilities,

expected

life

is

analytically
derived

to

reflect

behavioural

life

of

the

asset,

i.e.

the

full

period

over

which

the

business

expects

to

be

exposed

to

credit

risk.

Behavioural

life

is
typically

based

upon

historical

analysis

of

the

average

time

to

defa

ult,

closure

or

withdrawal

of

facility.

Where

data

is

insufficient

or

analysis
inconclusive,

an

additional

‘maturity

factor’

may

be

incorporated

to

reflect

the

full

estimated

life

of

the

exposures,

based

upon

experienced
judgement

and/or

peer

analysis.

Pot

ential

future

modifications

of

contracts

are

not

taken

into

account

when

determining

the

expected

life

or

EAD
until

they

occur.

Discounting
ECLs

are

discounted

at

the

EIR

at

initial

recognition

or

an

approximation

thereof

and

consistent

with

income

recogn

ition.

For

loan

commitments

the
EIR

is

the

rate

that

is

expected

to

apply

when

the

loan

is

drawn

down

and

a

financial

asset

is

recognised.

Issued

financial

guarantee

contracts

are
discounted

at

the

risk

free

rate.

Lease

receivables

are

discounted

at

the

ra

te

implicit

in

the

lease.

For

variable/floating

rate

financial

assets,

the

spot
rate

at

the

reporting

date

is

used

and

projections

of

changes

in

the

variable

rate

over

the

expected

life

are

not

made

to

estimate

future

interest

cash
flows

or

for

discounting

.

Modelling

techniques
ECLs

are

calculated

by

multiplying

three

main

components,

being

the

PD,

LGD

and

the

EAD,

discounted

at

the

original

EIR.

The

regulatory

Basel
Committee

of

Banking

Supervisors

(BCBS)

ECL

calculations

are

leveraged

for

IFRS

9

modellin

g

but

adjusted

for

key

differences

which

include:

◾

BCBS

requires

12

month

through

the

economic

cycle

losses

whereas

IFRS

9

requires

12

months

or

lifetime

point

in

time

losses

based

on
conditions

at

the

reporting

date

and

multiple

forecasts

of

the

future

economic

conditions

over

the

expected

lives;
◾

IFRS

9

models

do

not

include

certain

conservative

BCBS

model

floors

and

downturn

assessments

and

require

discounting

to

the

reporting

date

at
the

original

EIR

rather

than

using

the

cost

of

capital

to

the

date

of

default;
◾

Management

adjustments

are

made

to

modelled

output

to

account

for

situations

where

known

or

expected

risk

factors

and

information

have

not
been

considered

in

the

modelling

process,

for

example

forecast

economic

scenarios

for

uncertain

political

events;

and
◾

ECL

is

measured

at

the

individual

financial

instrument

level,

however

a

collective

approach

where

financial

instruments

with

similar

risk
characteristics

are

grouped

together,

with

apportionment

to

individual

financial

instruments,

is

used

where

effects

can

only

be

seen

at

a

collective

Notes

to

the

financial

statements
Performance/return

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

118
level,

for

example

for

forward

-

looking

information.

For

the

IFRS

9

impairment

assessment,

the

Barclays

Bank

Group’

risk

models

are

used

to

determine

the

PD,

LGD

and

EAD.

For

Stage

2

and

3,

the
Barclays

Bank

Group

applies

lifetime

PDs

but

uses

12

month

PDs

for

Stage

1.

The

ECL

drivers

of

PD,

EAD

and

LGD

are

modelled

at

an

account

level
which

considers

vintage,

among

other

credit

factors.

Also,

the

assessment

of

significant

increase

in

credit

risk

is

based

on

the

initial

lifetime

PD
curve,

which

accounts

for

the

different

credit

risk

underwritten

over

time.

Forbearance
A

financial

asset

is

subject

to

forbearance

when

it

is

modified

due

to

the

credit

distress

of

the

borrower.

A

modification

made

to

the

terms

of

an
asset

due

to

forbearance

will

typically

be

assessed

as

a

non

-

substantial

modification

that

does

not

result

in

derecognition

of

the

original

loan,
except

in

circumstances

where

debt

is

exchanged

for

equity.

Both

performing

and

non

-performing

forbearance

assets

are

classified

as

Stage

3

except

where

it

is

established

that

the

concession

granted

has
not

resulted

in

diminished

financial

obligation

and

that

no

other

regulatory

definitions

of

default

criteria

has

been

triggered,

in

which

case

the

asset
is

classified

as

Stage

2.

The

minimum

probationary

period

for

non

-

performing

forbearance

is

12

months

and

for

performing

forbearance,

24
months.

Hence,

a

minimum

of

36

months

is

required

for

non

-

performing

forbearance

to

move

out

of

a

forborne

state.

No

financial

instrument

in

forbearance

can

transfer

back

to

Stage

1

until

all

of

the

Stage

2

thresholds

are

no

longer

met

and

can

only

move

out

of
Stage

3

when

no

longer

credit

impaired.

Accounting

for

the

impairment

of

financial

assets

under

IAS

39

for

2017
Loans

and

other

assets

held

at

amortised

cost

In

accordance

with

IAS

39,

the

Barclays

Bank

Group

assesses

at

each

balance

sheet

date

whether

there

is

objective

evidence

that

loan

assets

will
not

be

recovered

in

full

and,

wherever

necessary,

recognises

an

impairment

loss

in

the

income

statement.

An

impairment

loss

is

recognised

if

there

is

objective

evidence

of

impairment

as

a

result

of

events

that

have

occurred

and

these

have

adversely
impacted

the

estimated

future

cash

flows

fro

m

the

assets.

These

events

include:
◾

becoming

aware

of

significant

financial

difficulty

of

the

issuer

or

obligor
◾

a

breach

of

contract,

such

as

a

default

or

delinquency

in

interest

or

principal

payments
◾

the

Group,

for

economic

or

legal

reasons

relating

to

the

borrower’s

financial

difficulty,

grants

a

concession

that

it

would

not

otherwise

consider
◾

it

becomes

probable

that

the

borrower

will

enter

bankruptcy

or

other

financial

reorganisation
◾

the

disappearance

of

an

active

market

for

that

financial

asset

be

cause

of

financial

difficulties
◾

observable

data

at

a

portfolio

level

indicating

that

there

is

a

measurable

decrease

in

the

estimated

future

cash

flows,

although

the

decrease
cannot

yet

be

ascribed

to

individual

financial

assets

in

the

portfolio

–

such

as

adverse

changes

in

the

payment

status

of

borrowers

in

the

portfolio
or

national

or

local

economic

conditions

that

correlate

with

defaults

on

the

assets

in

the

portfolio.

Impairment

assessments

are

conducted

individually

for

significant

assets,

which

comprise

all

wholesale

customer

loans

and

larger

retail

business
loans,

and

collectively

for

smaller

loans

and

for

portfolio

level

risks,

such

as

country

or

sectoral

risks.

For

the

purposes

of

the

assessment,

loans

with
similar

credit

risk

characteristics

are

grouped

together

–

generally

on

the

basis

of

their

product

type,

industry,

geographical

location,

collateral

type,
past

due

status

and

other

factors

relevant

to

the

evaluation

of

expected

future

cash

flows.

The

impairment

assessment

includes

estimating

the

expected

future

cash

flows

from

the

asset

or

the

group

of

assets,

which

are

then

discounted
using

the

original

effective

interest

rate

calculated

for

the

asset.

If

this

is

lower

than

the

carrying

value

of

the

asset

or

the

portfolio,

an

impairment
allowance

is

raised.

If,

in

a

subsequent

period,

the

amount

of

the

impairment

loss

decreases,

and

the

decrease

can

be

related

objectively

to

an

event

occurring

after

the
impairment

was

recognised,

the

previously

recognised

impairment

loss

is

reversed

by

adju

sting

the

allowance

account.

The

amount

of

the

reversal
is

recognised

in

the

income

statement.

Following

impairment,

interest

income

continues

to

be

recognised

at

the

original

effective

interest

rate

on

the

restated

carrying

amount,
representing

the

unwind

of

the

discount

of

the

expected

cash

flows,

including

the

principal

due

on

non

-

accrual

loans.

Uncollectable

loans

are

written

off

against

the

related

allowance

for

loan

impairment

on

completion

of

the

Barclays

Bank

Group

’s

internal

processes
when

all

reasonably

expected

recoverable

amounts

have

been

collected.

Subsequent

recoveries

of

amounts

previously

written

off

are

credited

to
the

income

statement.

Available

for

sale

financial

assets
Impairment

of

available

for

sale

debt

instruments
Debt

instruments

are

assessed

for

impairment

in

the

same

way

as

loans.

If

impairment

is

deemed

to

have

occurred,

the

cumulative

decline

in

the
fair

value

of

the

instrument

that

has

previously

been

recognised

in

the

available

for

sale

reserve

is

removed

from

res

erves

and

recognised

in

the
income

statement.

This

may

be

reversed

if

there

is

evidence

that

the

circumstances

of

the

issuer

have

improved.

Impairment

of

available

for

sale

equity

instruments
Where

there

has

been

a

prolonged

or

significant

decline

in

the

fair

value

of

an

equity

instrument

below

its

acquisition

cost,

it

is

deemed

to

be
impaired.

The

cumulative

net

loss

that

has

been

previously

recognised

directly

in

the

available

for

sale

reserve

is

removed

from

reserves

and
recognised

in

the

income

statement.

Notes

to

the

financial

statements
Performance/return

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

119

Increases

in

the

fair

value

of

equity

instruments

after

impairment

are

recognised

directly

in

other

comprehensive

income.

Further

declines

in

the

fair
value

of

equity

instruments

after

impairment

are

recognised

in

the

income

statement.

Critical

accounting

estimates

and

judgements

IFRS

9

impairment

involves

several

important

areas

of

judgement,

including

estimating

forward

looking

modelled

parameters

(PD,

LGD

and

EAD),
developing

a

range

of

unbiased

future

economic

scenarios,

estimating

expected

lives

and

assessing

significant

increases

in

credit

risk,

based

on

the
Barclays

Bank

Group’s

experience

of

managing

credit

risk.

The

determination

of

expected

life

is

most

material

for

Barclays

credit

card

portfolios
which

is

obtained

via

behavioural

life

analysis

to

materially

capture

the

risk

of

these

facilities.

The

behavioural

life

analysis

for

US

Cards

has

been
updated

during

the

year

to

include

more

recent

portfolio

data,

as

a

consequence

the

expected

life

of

the

US

credit

card

portfolio

has

fallen

fr

o

m

10
years

to

7

years.

These

reductions

led

to

management

adjustment

releases

against

impairment

of

£28m

for

US

Cards.

Within

the

retail

and

small

businesses

portfolios,

which

comprise

large

numbers

of

small

homogenous

assets

with

similar

risk

characteristics

where
credit

scoring

techniques

are

generally

used,

the

impairment

allowance

is

calculated

using

forward

looking

modelled

parameters

which

are
typically

run

at

account

level.

There

are

many

models

in

use,

each

tailored

to

a

product,

line

of

business

or

customer

category.

Judgement

and
knowledge

is

needed

in

selecting

the

statistical

methods

to

use

when

the

models

are

developed

or

revised.

The

impairment

allowance

reflected

in
the

financial

statements

for

these

portfolios

is

therefore

conside

red

to

be

reasonable

and

supportable.

For

individually

significant

assets

in

Stage

3,

impairment

allowances

are

calculated

on

an

individual

basis

and

all

relevant

considerations

that

have

a
bearing

on

the

expected

future

cash

flows

across

a

range

of

econo

mic

scenarios

are

taken

into

account.

These

considerations

can

be

subjective
and

can

include

the

business

prospects

for

the

customer,

the

realisable

value

of

collateral,

the

Barclays

Bank

Group’s

position

relative

to

other
claimants,

the

reliability

of

customer

information

and

the

likely

cost

and

duration

of

the

work

-

out

process.

The

level

of

the

impairment

allowance

is
the

difference

between

the

value

of

the

discounted

expected

future

cash

flows

(discounted

at

the

loan’s

original

effective

interest

rate),

and

its
carrying

amount.

Furthermore,

judgements

change

with

time

as

new

information

becomes

available

or

as

work

-

out

strategies

evolve,

resulting

in
frequent

revisions

to

the

impairment

allowance

as

individual

decisions

are

taken.

Changes

in

these

estimates

would

result

in

a

change

in

the
allowances

and

have

a

direct

impact

on

the

impairment

charge.

2019 2018 2017
a
Impairment
Charges
Recoveries
b
Total
Impairment
Charges
Recoveries
b
Total
Impairment
Charges
Recoveries
b
Total
£m £m £m £m £m £m £m £m £m
Loans

and

advances
1,214 (73) 1,141 774 (86) 688 1,724 (188) 1,536
Provision

for

undrawn

contractually
committed

facilities

and

guarantees

provided
55 - 55 (48) - (48) 14 - 14
Loans

impairment
1,269 (73) 1,196 726 (86) 640 1,738 (188) 1,550
Cash

collateral

and

settlement

balances
1 - 1 (1) - (1) - - -
Financial

investments
- - - - - - 3 - 3
Financial

instruments

at

fair

value

through
OCI - - - 4 - 4 - - -
Other

financial

assets

measured

at

cost
5 - 5 - - - - - -
Credit

impairment

charges
c
1,275 (73) 1,202 729 (86) 643 1,741 (188) 1,553

Notes
a

2017

numbers

are

pre

sented

on

an

IAS

39

basis

.
b

Cash

recoveries

of

previously

written

off

amounts
c

Barclays

Bank

PLC

transferred

its

UK

banking

business

on

1

April

2018

to

Barclays

Bank

UK

PLC.

Results

relating

to

the

UK

banking

business

for

the

three

months

ended

31

March
2018

(Impairment

charges

:

£217m

and

recoveries

:

£16m

)

and

for

the

twelve

months

ended

31

December

2017

(Impairment

charges

:

£

929m

and

recoveries

:

£1

46m)

have

been
reported

as

discontinued

operations

Write-offs

subject

to

enforcement

activity
The

contractual

amount

outstanding

on

financial

assets

that

were

written

off

during

the

period

ended

31

December

201

9

and

that

are

still

subject
to

enforcement

activity

is

£1,119m

(2018:

£1,152

m).

This

is

lower

than

the

write-

offs

presented

in

the

movement

in

gross

exposures

and
impairment

allowance

table

due

to

assets

sold

during

the

year

post

write-

offs

and

post

write-

off

recoveries.

Mo

dification

of

financial

assets
Financial

assets

of

£1,311m

(2018:

£784m)

were

subject

to

non

-

substantial

modification

during

the

period,

with

a

resulting

loss

of

£20

m

(2018:
£19m).

The

gross

carrying

amount

at

31

December

201

9

of

financial

assets

for

which

the

loss

allowance

has

changed

to

a

12

month

ECL

during
the

year

amounts

to

£

401

m

(2018:

£:114m)

.

Notes

to

the

financial

statements
Performance/return

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

120
8

Operating

expenses

2019 2018 2017
£m £m £m
Infrastructure

costs
Property

and

equipment
368 380 792
Depreciation

and

amortisation
a
457 395 637
Lease

payments
a
7 158 248
Impairment

of

property,

equipment

and

intangible

assets
3 2 19
Total

infrastructure

costs
835 935 1,696
Administration

and

general

costs
Consultancy,

legal

and

professional

fees
362 400 505
Marketing

and

advertising
258 316 292
UK

bank

levy
185 223 306
Other

administration

and

general

expenses
3,513 3,285 3,038
Total

administration

and

general

costs
4,318 4,224 4,141
Staff

costs
4,565 4,874 4,393
Provisions

for

litigation

and

conduct
264 1,706 448
Operating

expenses
9,982 11,739 10,678

Note
a

With

adoption

of

IFRS

16

from

1

January

2019,

the

depreciation

charge

associated

with

right

of

use

assets

is

reported

within

the

depreciation

and

amortisation

charge

for

2019.

For

further

details

on

staff

costs

including

accounting

policies,

refer

to

Not

e

30.

9

Tax

Accounting

for

income

taxes
Barclays

Bank

Group

applies

IAS

12
Income

Taxes
in

accounting

for

taxes

on

income.

Income

tax

payable

on

taxable

profits

(current

tax)

is
recognised

as

an

expense

in

the

periods

in

which

the

profits

arise.

Withholding

taxes

are

also

treated

as

income

taxes.

Income

tax

recoverable

on
tax

allowable

losses

is

recognised

as

a

current

tax

asset

only

to

the

extent

that

it

is

regarded

as

recoverab

le

by

offsetting

against

taxable

profits
arising

in

the

current

or

prior

periods.

Current

tax

is

measured

using

tax

rates

and

tax

laws

that

have

been

enacted

or

substantively

enacted

at

the
balance

sheet

date.

Deferred

tax

assets

are

recognised

to

the

extent

that

it

is

probable

that

taxable

profit

will

be

available

against

which

the

deductible

temporary
differences,

and

the

carry

forward

of

unused

tax

credits

and

unused

tax

losses

can

be

utilised,

except

in

certain

circumstances

where

the

deferred
tax

asset

relating

to

the

deductible

temporary

difference

arises

from

the

initial

recognition

of

an

asset

or

liability

in

a

transaction

that

is

not

a
business

combination

and,

at

the

time

of

the

transaction,

affects

neither

the

accounting

profit

nor

taxable

prof

it

or

loss.

Deferred

tax

is

determined
using

tax

rates

and

legislation

enacted

or

substantively

enacted

by

the

balance

sheet

date

which

are

expected

to

apply

when

the

deferred

tax

asset
is

realised

or

the

deferred

tax

liability

is

settled.

Deferred

tax

assets

and

liabilities

are

only

offset

when

there

is

both

a

legal

right

to

set-off

and

an
intention

to

settle

on

a

net

basis.

Barclays

Bank

Group

considers

an

uncertain

tax

position

to

exist

when

it

considers

that

ultimately,

in

the

future,

the

amount

of

pr

ofit

subject

to

tax
may

be

greater

than

the

amount

initially

reflected

in

the

Barclays

Bank

Group’s

tax

returns.

The

Barclays

Bank

Group

accounts

for

provisions

in
respect

of

uncertain

tax

positions

in

two

different

ways.

A

current

tax

provision

is

recogn

ised

when

it

is

considered

probable

that

the

outcome

of

a

review

by

a

tax

authority

of

an

uncertain

tax

position

will
alter

the

amount

of

cash

tax

due

to,

or

from,

a

tax

authority

in

the

future.

From

recognition,

the

current

tax

provision

is

then

measured

at

the
amount

the

Barclays

Bank

Group

ultimately

expects

to

pay

the

tax

authorit

y

to

resolve

the

position.

Effective

from

1

January

2019,

the

Barclays
Bank

Group

changed

its

accounting

policy

on

the

accrual

of

interest

and

penalty

amounts

in

respect

of

unc

ertain

income

tax

positions

and

now
recognises

such

amounts

as

an

expense

within

profit

before

tax

and

will

continue

to

do

so

in

future

periods.

The

prior

periods’

tax

charges

have

not
been

restated

because

the

accrual

for

interest

and

penalties

in

those

p

eriods

in

respect

of

uncertain

tax

positions

was

not

material.

Deferred

tax

provisions

are

adjustments

made

to

the

carrying

value

of

deferred

tax

assets

in

respect

of

uncertain

tax

positions.

A

deferred

tax
provision

is

recognised

when

it

is

considered

pr

obable

that

the

outcome

of

a

review

by

a

tax

authority

of

an

uncertain

tax

position

will

result

in

a
reduction

in

the

carrying

value

of

the

deferred

tax

asset.

From

recognition

of

a

provision,

measurement

of

the

underlying

deferred

tax

asset

is
adjusted

to

take

into

account

the

expected

impact

of

resolving

the

uncertain

tax

position

on

the

loss

or

temporary

difference

giving

rise

to

the
deferred

tax

asset.

The

approach

taken

to

measurement

takes

account

of

whether

the

uncertain

tax

position

is

a

discrete

position

that

will

be

reviewed

by

the

tax
authority

in

isolation

from

any

other

position,

or

one

of

a

number

of

issues

which

are

expected

to

be

reviewed

together

concurrently

and

resolved
simultaneously

with

a

tax

authority.

The

Barclays

Bank

Gr

oup’s

measurement

of

provisions

is

based

upon

its

best

estimate

of

the

additional

profit

Notes

to

the

financial

statements
Performance/return

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

121
that

will

become

subject

to

tax.

For

a

discrete

position,

consideration

is

given

only

to

the

merits

of

that

position.

Where

a

number

of

issues

are
expected

to

be

revi

ewed

and

resolved

together,

the

Barclays

Bank

Group

will

take

into

account

not

only

the

merits

of

its

position

in

respect

of

each
particular

issue

but

also

the

overall

level

of

provision

relative

to

the

aggregate

of

the

uncertain

tax

positions

across

all

the

issues

that

are

expected
to

be

resolved

at

the

same

time.

In

addition,

in

assessing

provision

levels,

it

is

assumed

that

tax

authorities

will

review

uncertain

tax

positions

and
that

all

facts

will

be

fully

and

transparently

disclosed.

Critical

accounting

estimates

and

judgements
There

are

two

key

areas

of

judgement

that

impact

the

reported

tax

position.

Firstly,

the

level

of

provisioning

for

uncertain

tax

positions;

and
secondly,

the

recognition

and

measurement

of

deferred

tax

assets.

The

Barc

lays

Bank

Group

does

not

consider

there

to

be

a

significant

risk

of

a

material

adjustment

to

the

carrying

amount

of

current

and

deferred
tax

balances,

including

provisions

for

uncertain

tax

positions

in

the

next

financial

year.

The

provisions

for

uncertai

n

tax

positions

cover

a

diverse
range

of

issues

and

reflect

advice

from

external

counsel

where

relevant.

It

should

be

noted

that

only

a

proportion

of

the

total

uncertain

tax
positions

will

be

under

audit

at

any

point

in

time,

and

could

therefore

be

subjec

t

to

challenge

by

a

tax

authority

over

the

next

year.

Deferred

tax

assets

have

been

recognised

based

on

business

profit

forecasts.

Details

on

the

recog

nition

of

deferred

tax

assets

are

provided

in

this
note.

2019 2018 2017
£m £m £m
Current

tax

charge/(credit)
Current

year
a
327

94

(489)
Adjustments

in

respect

of

prior

years
(50) (200)
44

277

(106) (445)
Deferred

tax

charge/(credit)
Current

year
157

372

1,862

Adjustments

in

respect

of

prior

years
(102) (37) (65)
55

335

1,797

Tax

charge
332

229

1,352

Note
a

From

2019,

due

to

an

IAS

12

update,

the

tax

relief

on

payments

in

relation

to

AT1

instruments

has

been

recognised

in

the

tax

charge

of

the

income

statement,

whereas

it

was
previously

recorded

in

retained

earnings.

Comparatives

have

been

restated,

reducing

the

tax

charge

for

2018

by

£175m

and

2017

by

£174m.

Further

detail

can

be

found

in

Note

1.

The

table

below

shows

the

reconciliation

between

the

actual

tax

charge

and

the

tax

charge

that

would

result

from

applying

the

standard

UK
corporation

tax

rate

to

the

Ba

rclays

Bank

Group’s

profit

before

tax.

Notes

to

the

financial

statements
Performance/return

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

122
2019 2019 2018 2018 2017 2017
£m % £m % £m %
Profit

before

tax

from

continuing

operations
3,112 1,286 1,758
Tax

charge

based

on

the

standard

UK

corporation

tax

rate

of

19%

(2018:

19%,
2017:

19.25%)

593
19.0%

244
19.0%

339
19.3%

Impact

of

profits/losses

earned

in

territories

with

different

statutory

rates

to

the
UK

(weighted

average

tax

rate

is

26%

(2018:

27.1%,

2017:

38.2%))
217
7.0%

104
8.1%

333
18.9%

Recurring

items:

Non

-

creditable

taxes

including

withholding

taxes
146
4.7%

156
12.1%

191
10.9%

Impact

of

UK

bank

levy

being

non

-

deductible
35
1.1%

42
3.3%

59
3.4%

Non

-

deductible

expenses
34
1.1%

67
5.2%

76
4.3%

Impact

of

Barclays

Bank

PLC's

overseas

branches

being

taxed

both

locally

and

in
the

UK
15
0.5%

16
1.2%

(61) (3.5%)
Tax

adjustments

in

respect

of

share

-

based

payments
(7) (0.2%) 11
0.9%

2
0.1%

Changes

in

recognition

of

deferred

tax

and

effect

of

unrecognised

tax

losses
(85) (2.7%) (104) (8.1%) (72) (4.1%)
Banking

surcharge

and

other

items
a
(103) (3.3%) (69) (5.4%) (108) (6.1%)
AT1

tax

credit
a
(121) (3.9%) (123) (9.6%) (123) (7.0%)
Adjustments

in

respect

of

prior

years
(152) (4.9%) (237) (18.4%) (21) (1.2%)
Non

-

taxable

gains

and

income
(240) (7.7%) (232) (18.0%) (191) (10.9%)
Non

-

recurring

items:
One

off

re

-

measurement

of

US

deferred

tax

assets
-

-

-

-

1,177
67.0%

Impact

of

the

UK

branch

exemption

on

deferred

tax

assets
-

-

-

-

(276) (15.7%)
Non

-

deductible

provisions

for

UK

customer

redress
-

-

8
0.6%

-

-

Non

-

deductible

provisions

for

investigations

and

litigation

-

-

346
26.9%

66
3.8%

Non

-

taxable

gains

and

income

on

divestments
-

-

-

-

(39) (2.2%)
Total

tax

charge
332
10.7%

229 17.8% 1,352 76.9%
Note
a

From

2019,

due

to

an

IAS

12

update,

the

tax

relief

on

payments

in

relation

to

AT1

instruments

has

been

recognised

in

the

tax

charge

of

the

income

statement,

whereas

it

was
previously

recorded

in

retained

earnings.

The

tax

charge

for

the

current

period

has

been

reduced

by

£

171m

(relief

at

the

standar

d

UK

corporation

tax

rate

is

£121m

and

the

relief
at

the

banking

surcharge

rate

is

£

50m).

Comparatives

have

been

restated,

reducing

the

tax

charge

for

2018

by

£175m

and

2017

by

£174m

(relief

at

the

standard

UK

corporation
tax

rate

is

£123m

(2017

and

2018)

and

the

relief

at

the

banking

surcharge

rate

is

£52m

(2018)

and

£51m

(2017)).

The

table

above

has

the

AT1

tax

credit

for

the

current

year

and
prior

periods

split

between

the

AT1

tax

cr

edit

line

and

the

banking

surcharge

line.

Further

detail

can

be

found

in

Note

1.

Factors

driving

the

effective

tax

rate

The

effective

tax

rate

of

10.7%

is

lower

than

the

UK

corporation

tax

rate

of

19

%

primarily

due

to

the

impact

of

non

-

taxable

gains

and

income

in

the
period,

adjustments

in

respect

of

prior

periods

and

tax

relief

on

payments

made

under

AT1

instruments.

These

factors,

which

have

each

decreased
the

effective

tax

rate,

are

partially

offset

by

the

impact

of

profits

earned

outside

the

UK

being

taxed

at

local

statutory

tax

rates

that

are

higher

than
the

UK

tax

rate

and

non

-

creditable

taxes.

Effective

from

1

January

2019,

a

change

in

accounting

standards

requires

the

tax

consequences

of

all

p

ayments

on

financial

instruments

that

are
classified

as

equity

for

accounting

purposes,

where

those

payments

are

considered

to

be

a

distribution

of

profit,

to

be

included

in

the

income
statement

tax

charge.

Excluding

this

accounting

change

which

resulted

in

tax

relief

on

payments

in

relation

to

AT1

instruments

of

£

171

m

(2018:
£175m)

being

included

in

the

income

statement

tax

charge,

the

Barclays

Bank

Group’s

effective

tax

rate

would

have

been

16.2

%

(2018:

31

.4%).

Barclays

Bank

Group’s

future

tax

charge

will

be

sensitive

to

the

geographic

mix

of

profits

earned

and

the

tax

rates

in

force

in

the

jurisdictions

that
the

Group

operates

in.

In

the

UK,

legislation

to

reduce

the

corporation

tax

rate

to

17%

from

1

April

2020

has

been

enacted.

However,

the

UK
Gover

nment

has

announced

its

intention

to

introduce

legislation

to

reverse

the

planned

rate

reduction

and

to

maintain

the

current

rate

of

19%.

Tax

in

other

comprehensive

income

Tax

relating

to

each

component

of

other

comprehensive

income

on

page

98

can

be

found

in

the

consolidated

statement

of

comprehensive

income
which

includes

within

Other

a

tax

credit

of

£16m

(2018:

£27m

credit)

on

other

items

including

share

based

payments

.

Tax

in

respect

of

discontinued

operations

Tax

relating

to

the

discontinued

operations

can

be

found

in

the

disposal

groups

income

statement

(see

Note

39).

The

tax

charge

of

£nil

(2018:
£138m)

relates

to

the

profit

from

the

ordinary

activities

of

the

discontinued

operations.

Notes

to

the

financial

statements
Performance/return

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

123
Current

tax

assets

and

liabilities

Movements

on

current

assets

and

liabilities

were

as

follows:

Barclays

Bank

Group
2019 2018
£m £m
Assets
1,713

376

Liabilities (621) (494)
As

at

1

January

1,092

(118)
Income

statement

from

continuing

operations
a
(277)
106

Income

statement

from

discontinued

UK

banking

business
-

(90)
Other

comprehensive

income

and

reserves
a
293

(7)
Corporate

income

tax

(received)/paid
(894)
409

Transfer

to

Barclays

Bank

UK

PLC
b
-

677

Other

movements
364

115

578

1,092

Assets

898

1,713

Liabilities (320) (621)
As

at

31

December

578

1,092

Note
a

Due

to

the

IAS

12

update

impacting

AT1

tax

credits,

the

2018

comparative

has

been

restated

to

reflect

the

£175m

tax

credit

in

the

income

statement

,

whereas

it

was

previously
recorded

in

retained

earnings

.

Further

detail

can

be

found

in

Note

1.

b

Related

to

the

transfer

of

current

tax

liabilities

to

Barclays

Bank

UK

PLC

as

part

of

the

disposal

of

the

UK

banking

business.

Deferred

tax

assets

and
  liabilities
The

deferred

tax

amounts

on

the

balance

sheet

were

as

follows:

Barclays

Bank

Group
2019 2018
£m £m
Intermediate

Holding

Company

("IHC

Tax

Group")

1,037

1,454

US

Branch

Tax

Group
1,015

1,087

UK

Tax

Group
-

3

Other
408

426

Deferred

tax

asset

2,460

2,970

Deferred

tax

liability

-

UK

Tax

Group
(80)
-

Net

deferred

tax

2,380

2,970

US

deferred

tax

assets

in

the

IHC

and

the

US

Branch
The

deferred

tax

asset

in

the

IHC

Tax

Group

of

£1,037m

(2018:

£1,454m)

includes

£54m

(2018:

£220m)

relating

to

tax

losses

and

the

deferred

tax
asset

in

Barclays

Bank

PLC’s

US

Branch

Tax

Group

of

£1,015m

(2018:

£1,087m)

includes

£84m

(2018:

£167m)

relating

to

tax

losses.

Under

US

tax
rules,

losses

occurring

prior

to

1

January

2018

can

be

carried

forward

and

offset

against

profits

for

a

period

of

20

years.

The

losses

first

arose

in
2011

in

the

IHC

Tax

Group

and

2008

in

the

US

Branch

Tax

Group

and

therefore,

any

unused

amounts

may

begin

to

expire

in

2031

and

2028
respectively.

The

deferred

tax

assets

for

the

IHC

and

the

US

Branch

Tax

Groups’

tax

losses

are

currently

projected

to

be

fully

utilised

by

2020.

UK

Tax

Group

deferred

tax

assets/liabilities

The

deferred

tax

liability

in

the

UK

Tax

Group

of

£

80

m

(2018:

£3m

deferred

tax

asset)

includes

a

deferred

tax

asset

o

f

£268m

(2018:

£nil)

relating
to

tax

losses

which

is

offset

by

a

£348m

deferred

tax

liability

relating

to

temporary

differences.

There

is

no

time

limit

on

utilisation

of

UK

tax

losses
and

business

profit

forecasts

indicate

these

will

be

fully

recovered.

Other

deferred

tax

assets
The

deferred

tax

asset

of

£408m

(2018:

£426m)

in

other

entities

within

the

Barclays

Bank

Group

includes

£117m

(2018:

£142m)

relating

to

tax
losses.

These

deferred

tax

assets

relate

to

a

number

of

different

territories

and

their

recognition

is

based

on

profit

forecasts

or

local

country

law
which

indicate

that

it

is

probable

that

the

losses

and

temporary

differences

will

be

utilised.

Notes

to

the

financial

statements
Performance/return

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

124
Of

the

deferred

tax

asset

of

£408m

(2018:

£426m),

an

amount

of

£148m

(2018:

£245m)

relates

to

entities

which

have

suffered

a

loss

in

either

the
current

or

prior

year.

This

has

been

taken

into

acco

unt

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

Barclays

Bank

Group
Fixed

asset
timing
differences
Fair

value
through

other
comprehensiv
e

income
Cash
flow
hedges
Retirement
benefit
obligations
Loan
impairment
allowance
Other
provisions
Tax
losses
carried
forward
Share

based
payments
and
deferred
compensati
on Other Total
£m £m £m £m £m £m £m £m £m £m
Assets 758 175 38 39 359 112 529 309 1,336 3,655
Liabilities (16) (35) (2) (434) - - - - (198) (685)
At

1

January

2019
742 140 36 (395) 359 112 529 309 1,138 2,970
Income

statement

66 - - (5) (55) 23 17 (7) (94) (55)
Other

comprehensive
income

and

reserves
- (46) (175) (205) (10) 2 - 8 71 (355)
Other

movements
(118) (2) - (4) (10) (10) (23) (5) (8) (180)
690 92 (139) (609) 284 127 523 305 1,107 2,380
Assets 719 110 - 31 284 127 523 305 1,329 3,428
Liabilities (29) (18) (139) (640) - - - - (222) (1,048)
At

31

December

2019
690 92 (139) (609) 284 127 523 305 1,107 2,380
Assets
a
1,232 188 1 49 735 157 596 341 1,346 4,645
Liabilities (28) (143) (69) (218) - - - - (208) (666)
At

1

January

2018
a
1,204 45 (68) (169) 735 157 596 341 1,138 3,979
Income

statement

from
continuing

operations
61 (9) - (124) (76) (62) (104) (28) 7 (335)
Income

statement

from
discontinued

UK

banking
business (48) - - - - - - - - (48)
Other

comprehensive
income

and

reserves
- 97 103 (98) (18) 8 1 (10) (8) 75
Transfer

to

Barclays

Bank
UK

PLC
b
(447) - - - (279) - - - (21) (747)
Other

movements
(28) 7 1 (4) (3) 9 36 6 22 46
742 140 36 (395) 359 112 529 309 1,138 2,970
Assets 758 175 38 39 359 112 529 309 1,336 3,655
Liabilities (16) (35) (2) (434) - - - - (198) (685)
At

31

December

2018
742 140 36 (395) 359 112 529 309 1,138 2,970

Notes

a

Due

to

the

adoption

of

IFRS

and

IFRS

15

on

1

January

2018,

additional

deferred

tax

assets

of

£627m

were

recognised.

b

Related

to

the

transfer

of

deferred

tax

assets

to

Barclays

Bank

UK

PLC

as

part

of

the

disposal

of

the

UK

banking

business.

Unrecognised

deferred

tax

Tax

losses

and

temporary

differences
Deferred

tax

assets

have

not

been

recognised

in

respect

of

gross

deductible

temporary

differences

of

£208m

(2018:

£1

7

4

m),

unused

tax

credits

of
£247m

(2018:

£203

m),

and

gross

tax

losses

of

£18,582m

(2018:

£16,313

m).

The

tax

losses

include

capital

losses

of

£2,980m

(2018:

£3,225

m).

Of
these

tax

losses,

£41m

(2018:

£240

m)

expire

within

five

years,

£239m

(2018:

£259

m)

expire

within

six

to

ten

years,

£5,178m

(2018:

£948

m)
expire

w

ithin

11

to

20

years

and

£13,124m

(2018:

£14,866

m)

can

be

carried

forward

indefinitely.

Deferred

tax

assets

have

not

been

recognised

in
respect

o

f

these

items

because

it

is

not

probable

that

future

taxable

profits

and

gains

will

be

available

against

which

they

can

be

utilised.

Barclays

Bank

Group

investments

in

subsidiaries,

branches

and

associates
Deferred

tax

is

not

recognised

in

respect

of

the

value

of

Barclays

Bank

Group's

investments

in

subsidiaries,

branches

and

associates

where

the
Barclays

Bank

Group

is

able

to

control

the

timing

of

the

reversal

of

the

temporary

differences

and

it

is

probable

that

such

differences

will

not
reverse

in

the

foreseeable

future.

The

aggregate

amount

of

these

temporary

differences

for

which

deferred

tax

liabilities

have

not

been

reco

gnised
was

£0.7bn

(2018:

£0.6

bn).

Notes

to

the

financial

statements
Performance/return

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

125

Dividends

on

ordinary

shares

and

other

equity

instruments

The

2019

financial

statements

include

£233m

(2018:

£14,585m)

of

dividends

paid.

A

half

year

dividend

was

paid

of

£233m

(2018:

£149m).

There
was

£nil

final

dividend

paid

in

relation

to

the

prior

year

(2018:

£142m)

or

£nil

dividend

in

specie

paid

(2018:

£14

,294m).

These

result

in

a

total
dividend

for

the

year

of

£0.10

(2018:

£6.23)

per

ordinary

share.

Dividends

paid

on

preference

shares

amounted

to

£

41

m

(2018:

£204m).

Dividends

paid

on

the

4.75%

€100

preference

shares

amounted

to
£

409.44

per

share

(2018:

£421.16).

Dividends

paid

on

the

6.278%

US$100

preference

shares

amounted

to

£485.94

per

share

(2018:

£446.17).
Dividends

paid

on

the

8.125%

US$0.25

preference

shares

amounted

to

£

nil

per

share

(2018:

£1.54).

Dividends

paid

on

other

equity

instruments

amo

unted

to

£660m

(2018:

£647m).

For

further

detail

on

other

equity

instruments,

please

refer

to

Note
27.

The

Directors

have

approved

a

full

year

dividend

in

respect

of

2019

of

£263m,

which

will

be

paid

on

25

March

2020.

The

financial

statements

for
the

year

ended

31

December

2019

do

not

reflect

this

dividend,

which

will

be

accounted

for

in

shareholders’

equity

as

an

appropriation

of

retained
profits

in

the

year

ending

31

December

2020.

Dividends

are

funded

out

of

distributable

reserves

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

126
The

notes

included

in

this

section

focus

on

assets

and

liabilities

the

Barclays

Bank

Group

holds

and

recognises

at

fair

value.

Fair

value

refers

to

the
price

that

would

be

received

to

sell

an

asset

or

the

price

that

would

be

paid

to

transfer

a

liability

in

an

arm’s-

length

transaction

with

a

willing
counterparty,

which

may

be

an

observable

marke

t

price

or,

where

there

is

no

quoted

price

for

the

instrument,

may

be

an

estimate

based

on
available

market

data.

Detail

regarding

the

Barclays

Bank

Group

’s

approach

to

managing

market

risk

can

be

found

on

page

39.

Trading

portfolio
Accounting

for

trading

portfolio

assets

and

liabilities
In

accordance

with

IFRS

9,

all

assets

and

liabilities

held

for

trading

purposes

are

held

at

fair

value

with

gains

and

losses

in

the

changes

in

fair

value
taken

to

the

income

statement

in

net

trading

income

(Note

5).

Barclays

Bank

Group
2019 2018
£m £m
Debt

securities

and

other

eligible

bills
51,881 57,134
Equity

securities
56,000 39,565
Traded

loans
5,378 7,234
Commodities 78 105
Trading

portfolio

assets
113,337 104,038
Debt

securities

and

other

eligible

bills
(22,038) (24,125)
Equity

securities
(13,174) (12,489)
Trading

portfolio

liabilities
(35,212) (36,614)

Financial

assets

at

fair

value

through

the

income

statement

Accounting

for

financial

assets

mandatorily

at

fair

value
Financial

assets

that

are

held

for

trading

are

recognised

at

fair

value

through

profit

or

loss.

In

addition,

financial

assets

are

held

at

fair

value

through
profit

or

loss

if

they

do

not

contain

contractual

terms

that

give

rise

on

specified

dates

to

cash

flows

that

are

SPPI,

or

if

the

financial

asset

is

not

held
in

a

business

model

that

is

either

(i)

a

business

model

to

collect

the

contractual

cash

flows

or

(ii)

a

business

model

that

is

achieved

by

both
collecting

contractual

cash

flows

and

selling.

Accounting

for

financial

assets

designated

at

fair

value
Financial

assets,

other

than

those

held

for

trading,

are

classified

in

this

category

if

they

are

so

irrevocably

designated

at

inception

and

the

use

of

the
designation

removes

or

significantly

reduces

an

accounting

mismatch.

Subsequent

changes

in

fair

value

for

these

instruments

are

recognised

in

the

income

statement

in

net

investment

income,

except

if

reporting

it

in
trading

income

reduces

an

accounting

mismatch.

The

details

on

how

the

fair

value

amounts

are

derived

for

financial

assets

at

fair

value

are

described

in

Note

16.

Barclays

Bank

Group
2019 2018
£m £m
Loans

and

advances
1,333 1,387
Debt

securities
3,995 3,855
Reverse

repurchase

agreements

and

other

similar

secured

lending

40 106
Financial

assets

designated

at

fair

value

5,368 5,348
Loans

and

advances
17,804 14,257
Debt

securities
1,225 660
Equity

securities
6,548 5,172
Reverse

repurchase

agreements

and

other

similar

secured

lending

97,783 119,285
Other

financial

assets
742 528
Financial

assets

mandatorily

at

fair

value

124,102 139,902
Total 129,470 145,250

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

127
Credit

risk

of

financial

assets

designated

at

fair

value

and

related

credit

derivatives
The

following

table

shows

the

maximum

exposure

to

credit

risk,

the

changes

in

fair

value

attributable

to

changes

in

credit

risk,

and

the

cumulative
changes

in

fair

value

since

initial

recognition

for

loans

and

advances.

The

table

does

not

include

debt

securities

and

reverse

repurchase

agreements
and

other

similar

secured

lending

designated

at

FV

as

they

have

minimal

exposure

to

credit

risk.

Reverse

repurchase

agreements

are

collateralised
and

debt

securities

are

primarily

relating

to

high

quality

sovereigns.

Barclays

Bank

Group
Maximum

exposure

as

at

31

December
Changes

in

fair

value

during

the

year
ended
Cumulative

changes

in

fair

value

from
inception
2019 2018 2019 2018 2019 2018
£m £m £m £m £m £m
Loans

and

advances

designated

at
fair

value,

attributable

to

credit

risk
a
1,333 1,387 2 2 (5) (8)
Note
a

Loans

and

advances

credit

risk

hedged

by

credit

derivatives

for

Barclays

Bank

Group

is

£nil

(2018:

£nil)

and

for

Barclays

Bank

PLC

is

£nil

(2018:

£nil)

Derivative

financial

instruments

Accounting

for

derivatives
Derivative

instruments

are

contracts

whose

value

is

derived

from

one

or

more

underlying

financial

instruments

or

indices

defined

in

the

contract.
They

include

swaps,

forward

-

rate

agreements,

futures,

options

and

combinations

of

these

instruments

and

primarily

affect

the

Barclays

Bank
Group’s

net

interest

income,

net

trading

income

and

derivative

assets

and

liabilities.

Notional

amounts

of

the

contracts

are

not

recorded

on

the
balance

sheet.

Derivatives

are

used

to

hedge

interest

rate,

credit

risk,

inflation

risk,

exchange

rate,

commodity,

and

equity

exposures

and

exposures
to

certain

indices

such

as

house

price

indices

and

retail

price

indices

related

to

non

-

trading

positions

All

derivative

instruments

are

held

at

fair

value

through

profit

or

loss,

except

for

derivatives

that

are

in

a

designated

cash

flow

or

net

investment
hedge

accounting

relationship.

Derivatives

are

classified

as

assets

when

their

fair

value

is

positive

or

as

liabilities

when

their

fair

value

is

negative.
This

includes

terms

included

in

a

contract

or

financial

liability

(the

ho

st),

which,

had

it

been

a

standalone

contract,

would

have

met

the

definition

of
a

derivative.

If

these

are

separated

from

the

host,

i.e.

when

the

economic

characteristics

of

the

embedded

derivative

are

not

closely

related

with
those

of

the

host

contract

an

d

the

combined

instrument

is

not

measured

at

fair

value

through

profit

or

loss,

then

they

are

accounted

for

in

the
same

way

as

derivatives.

For

financial

assets,

the

requirements

are

whether

the

financial

asset

contain

contractual

terms

that

give

rise

on

specified
dates

to

cash

flows

that

are

SPPI,

and

consequently

the

requirements

for

accounting

for

embedded

derivatives

are

not

applicable

to

financial
assets.

Hedge

accounting
The

Barclays

Bank

Group

applies

the

requirements

of

IAS

39
Financial

Instruments:

Recognition

and

Measurement

for

hedge

accounting

purposes.
The

Barclays

Bank

Group

applies

hedge

accounting

to

represent

,

the

economic

effects

of

its

interest

rate,

currency

and

contractually

linked

inflation
risk

management

strategies.

Where

derivative

s

are

held

for

risk

management

purposes,

and

when

transactions

meet

the

required

criteria

for
documentation

and

hedge

effectiveness,

the

Barclays

Bank

Group

applies

fair

value

hedge

accounting,

cash

flow

hedge

accounting,

or

hedging

of

a
net

investment

in

a

foreign

operation,

as

appropriate

to

the

risks

being

hedged.

The

Barclays

Bank

Group

has

elected

to

early

adopt

the

‘Amendments

to

IAS

39

and

IFRS

7

Interest

Rate

Benchmark

Reform’

issued

in

September
2019.

In

accordance

with

the

transition

provisions,

the

amendments

have

been

adopted

retrospectively

to

hedging

relationships

that

existed

at

the
start

of

the

reporting

period

or

were

designated

thereafter,

and

to

the

amount

accumulated

in

the

cash

flow

hedge

reserve

at

that

date.

The

amendments

provide

temporary

relief

from

applying

specific

hedge

accounting

requirements

to

hedging

relation

ships

directly

affected

by

IBOR
(‘Interbank

Offered

Rates’)

reform.

The

reliefs

have

the

effect

that

IBOR

reform

should

not

generally

cause

hedge

accounting

to

terminate.
However,

any

hedge

ineffectiveness

continues

to

be

recorded

in

the

income

statement.

Furthermore,

the

amendments

set

out

triggers

for

when

the
reliefs

will

end,

which

include

the

uncertainty

arising

from

interest

rate

benchmark

reform

no

longer

being

present.

In

summary,

the

reliefs

provided

by

the

amendments

that

apply

to

the

Barclays

Ba

nk

Group

are:
◾

When

considering

the

‘highly

probable’

requirement,

the

Barclays

Bank

Group

has

assumed

that

the

IBOR

interest

rates

upon

which

our

hedged
items

are

based

do

not

change

as

a

result

of

IBOR

Reform.
◾

In

assessing

whether

the

hedge

is

expected

to

be

highly

effective

on

a

forward

-

looking

basis

the

Barclays

Bank

Group

has

assumed

that

the

IBOR
interest

rates

upon

which

the

cash

flows

of

the

hedged

items

and

the

interest

rate

swaps

that

hedge

them

are

based

are

not

altered

by

IBOR
reform.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

128

◾

The

Barclays

Bank

Group

will

not

discontinue

hedge

accounting

during

the

period

o

f

IBOR

-

related

uncertainty

solely

because

the

retrospective
effectiveness

falls

outside

the

required

80

–125%

range.
◾

The

Barclays

Bank

Group

has

not

recycled

the

cash

flow

hedge

reserve

relating

to

the

period

after

the

reforms

are

expected

to

take

effect.
◾

The

Barclays

Bank

Group

has

assessed

whether

the

hedged

IBOR

risk

component

is

a

separately

identifiable

risk

only

when

it

first

designates

a
hedged

item

in

a

fair

value

hedge

and

not

on

an

ongoing

basis.

Further

amendments

are

expected

for

future

accounting

periods

following

completion

of

the

second

part

of

the

IASB’s

two

-

phased

project

which
focuses

on

the

impacts

of

IBOR

reform

on

financial

reporting.

Fair

value

hedge

accounting

Changes

in

fair

value

of

derivatives

that

q

ualify

and

are

designated

as

fair

value

hedges

are

recorded

in

the

income

statement,

together

with
changes

in

the

fair

value

of

the

hedged

asset

or

liability

that

are

attributable

to

the

hedged

risk.

The

fair

value

changes

adjust

the

carrying

value

of
the

hedged

asset

or

liability

held

at

amortised

cost.

If

hedge

relationships

no

longer

meet

the

criteria

for

hedge

accounting,

hedge

accounting

is

discontinued.

For

fair

value

hedges

of

interest

rate

risk,
the

fair

value

adjustment

to

the

hedged

item

is

amort

ised

to

the

income

statement

over

the

period

to

maturity

of

the

previously

designated

hedge
relationship

using

the

effective

interest

method.

If

the

hedged

item

is

sold

or

repaid,

the

unamortised

fair

value

adjustment

is

recognised
immediately

in

the

incom

e

statement.

For

items

classified

as

fair

value

through

other

comprehensive

income,

the

hedge

accounting

adjustment

is
included

in

other

comprehensive

income.

Cash

flow

hedge

accounting
For

qualifying

cash

flow

hedges,

the

fair

value

gain

or

loss

associated

with

the

effective

portion

of

the

cash

flow

hedge

is

recognised

initially

in

other
comprehensive

income,

and

then

recycled

to

the

income

statement

in

the

periods

when

the

hedged

item

will

affect

profit

o

r

loss.

Any

ineffective
portion

of

the

gain

or

loss

on

the

hedging

instrument

is

recognised

in

the

income

statement

immediately.

When

a

hedging

instrument

expires

or

is

sold,

or

when

a

hedge

no

longer

meets

the

criteria

for

hedge

accounting,

any

cumulativ

e

gain

or

loss
existing

in

equity

at

that

time

remains

in

equity

and

is

recognised

when

the

hedged

item

is

ultimately

recognised

in

the

income

statement.

When

a
forecast

transaction

is

no

longer

expected

to

occur,

the

cumulative

gain

or

loss

that

was

recog

nised

in

equity

is

immediately

transferred

to

the
income

statement.

Hedges

of

net

investments

The

Barclays

Bank

Group’s

net

investments

in

foreign

operations,

including

monetary

items

accounted

for

as

part

of

the

net

investment,

are

hedged
for

foreign

cu

rrency

risks

using

both

derivatives

and

foreign

currency

borrowings.

Hedges

of

net

investments

are

accounted

for

similarly

to

cash
flow

hedges;

the

effective

portion

of

the

gain

or

loss

on

the

hedging

instrument

is

being

recognised

directly

in

other

compre

hensive

income

and

the
ineffective

portion

being

recognised

immediately

in

the

income

statement.

The

cumulative

gain

or

loss

recognised

in

other

comprehensive

income
is

recognised

in

the

income

statement

on

the

disposal

or

partial

disposal

of

the

foreign

o

peration,

or

other

reductions

in

the

Barclays

Bank

Group’s
investment

in

the

operation.

Barclays

Bank

Group
Notional

contract

amount
Fair

value
Assets Liabilities
£m £m £m
As

at

31

December

2019
Total

derivative

assets/(liabilities)

held

for

trading
41,778,195 229,459 (228,338)
Total

derivative

assets/(liabilities)

held

for

risk

management
109,762 182 (602)
Derivative

assets/(liabilities)
41,887,957 229,641 (228,940)
As

at

31

December

2018
Total

derivative

assets/(liabilities)

held

for

trading
43,920,658 222,522 (219,527)
Total

derivative

assets/(liabilities)

held

for

risk

management
116,441 161 (65)
Derivative

assets/(liabilities)
44,037,099 222,683 (219,592)

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

129
Further

information

on

netting

arrangements

of

derivative

financial

instruments

can

be

found

within

Note

17.

The

fair

values

and

notional

amounts

of

derivatives

held

for

trading

are

set

out

in

the

following

table:

Derivatives

held

for

trading

and

risk

management
Barclays

Bank

Group
Notional

contract

amount
Fair

value
Assets Liabilities
£m £m £m
Derivatives

held

for

trading
As

at

31

December

2019
Foreign

exchange

derivatives
OTC

derivatives
4,910,084 56,535 (56,793)
Derivatives

cleared

by

central

counterparty
74,136 84 (145)
Exchange

traded

derivatives
18,520 12 (31)
Foreign

exchange

derivatives
5,002,740 56,631 (56,969)
Interest

rate

derivatives
OTC

derivatives
12,631,723 140,553 (133,408)
Derivatives

cleared

by

central

counterparty
17,088,755 862 (859)
Exchange

traded

derivatives
5,041,948 1,251 (1,265)
Interest

rate

derivatives
34,762,426 142,666 (135,532)
Credit

derivatives
OTC

derivatives
399,386 5,253 (5,399)
Derivatives

cleared

by

central

counterparty
426,130 2,962 (2,687)
Credit

derivatives
825,516 8,215 (8,086)
Equity

and

stock

index

derivatives
OTC

derivatives
232,050 10,628 (15,785)
Exchange

traded

derivatives
841,994 10,178 (10,849)
Equity

and

stock

index

derivatives
1,074,044 20,806 (26,634)
Commodity

derivatives
OTC

derivatives
7,327 303 (256)
Exchange

traded

derivatives
106,142 838 (861)
Commodity

derivatives
113,469 1,141 (1,117)
Derivatives

with

subsidiaries
-

-

-

Derivative

assets/(liabilities)

held

for

trading
41,778,195 229,459 (228,338)
Total

OTC

derivatives

held

for

trading
18,180,570 213,272 (211,641)
Total

derivatives

cleared

by

central

counterparty

held

for
trading 17,589,021 3,908 (3,691)
Total

exchange

traded

derivatives

held

for

trading
6,008,604 12,279 (13,006)
Derivatives

with

subsidiaries

held

for

trading
Derivative

assets/(liabilities)

held

for

trading
41,778,195 229,459 (228,338)
Derivatives

held

for

risk

management
Derivatives

designated

as

cash

flow

hedges
Interest

rate

swaps
2,085 28 (1)
Interest

rate

derivatives

cleared

by

central

counterparty
43,594
-

-

Derivatives

designated

as

cash

flow

hedges
45,679 28 (1)
Derivatives

designated

as

fair

value

hedges
Interest

rate

swaps
7,619 124 (601)
Forward

foreign

exchange
-

-

-

Interest

rate

derivatives

cleared

by

central

counterparty
55,319
-

-

Derivatives

designated

as

fair

value

hedges
62,938 124 (601)
Derivatives

designated

as

hedges

of

net

investments
Forward

foreign

exchange
1,145 30
-

Foreign

exchange

derivatives

cleared

by

central
counterparty
-

-

-

Derivatives

designated

as

hedges

of

net

investments
1,145 30
-

Derivative

assets/(liabilities)

held

for

risk

management
109,762 182 (602)
Total

OTC

derivatives

held

for

risk

management
10,849 182 (602)
Total

derivatives

cleared

by

central

counterparty

held

for

risk
management 98,913
-

-

Derivative

assets/(liabilities)

held

for

risk

management
109,762 182 (602)

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

130
Derivatives

held

for

trading

and

risk

management
Barclays

Bank

Group
Notional

contract

amount
Fair

value
Assets Liabilities
£m £m £m
Derivatives

held

for

trading
As

at

31

December

2018
Foreign

exchange

derivatives
OTC

derivatives
5,200,824 63,982 (63,832)
Derivatives

cleared

by

central

counterparty
72,526 163 (233)
Exchange

traded

derivatives
23,585 7 (7)
Foreign

exchange

derivatives
5,296,935 64,152 (64,072)
Interest

rate

derivatives
OTC

derivatives
9,978,858 123,962 (119,295)
Derivatives

cleared

by

central

counterparty
15,794,162 974 (1,014)
Exchange

traded

derivatives
11,087,714 356 (323)
Interest

rate

derivatives
36,860,734 125,292 (120,632)
Credit

derivatives
OTC

derivatives
386,508 6,575 (5,239)
Derivatives

cleared

by

central

counterparty
372,567 4,180 (4,280)
Credit

derivatives
759,075 10,755 (9,519)
Equity

and

stock

index

derivatives
OTC

derivatives
190,496 9,711 (11,830)
Exchange

traded

derivatives
692,435 11,171 (12,066)
Equity

and

stock

index

derivatives
882,931 20,882 (23,896)
Commodity

derivatives
OTC

derivatives
9,756 521 (408)
Exchange

traded

derivatives
111,227 920 (1,000)
Commodity

derivatives
120,983 1,441 (1,408)
Derivatives

with

subsidiaries
-

-

-

Derivative

assets/(liabilities)

held

for

trading
43,920,658 222,522 (219,527)
Total

OTC

derivatives

held

for

trading
15,766,442 204,751 (200,604)
Total

derivatives

cleared

by

central

counterparty

held

for

trading
16,239,255 5,317 (5,527)
Total

exchange

traded

derivatives

held

for

trading
11,914,961 12,454 (13,396)
Derivatives

with

subsidiaries

held

for

trading

-

-

-

Derivative

assets/(liabilities)

held

for

trading
43,920,658 222,522 (219,527)
Derivatives

held

for

risk

management
Derivatives

designated

as

cash

flow

hedges
OTC

interest

rate

derivatives
2,622 18 (7)
Interest

rate

derivatives

cleared

by

central

counterparty
45,995
-

-

Derivatives

designated

as

cash

flow

hedges
48,617 18 (7)
Derivatives

designated

as

fair

value

hedges
OTC

interest

rate

derivatives
2,598 143 (48)
Interest

rate

derivatives

cleared

by

central

counterparty
62,258
-

-

Derivatives

designated

as

fair

value

hedges
64,856 143 (48)
Derivatives

designated

as

hedges

of

net

investments
OTC

foreign

exchange

derivatives
2,968
-

(10)
Derivatives

designated

as

hedges

of

net

investment
2,968
-

(10)
Derivative

assets/(liabilities)

held

for

risk

management
116,441 161 (65)
Total

OTC

derivatives

held

for

risk

management
8,188 161 (65)
Total

derivatives

cleared

by

central

counterparty

held

for

risk
management 108,253
-

-

Derivative

assets/(liabilities)

held

for

risk

management
116,441 161 (65)

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

131
Hedge

accounting
Hedge

accounting

is

applied

predominantly

for

the

following

risks:
◾

Interest

rate

risk

–

arises

due

to

a

mismatch

between

fixed

interest

rates

and

floating

interest

rates.

Interest

rate

risk

also

includes

exposure

to
inflation

risk

for

certain

types

of

investments.
◾

Currency

risk

–

arises

due

to

assets

or

liabilities

being

denominated

in

different

currencies

than

the

functiona

l

currency

of

the

relevant

entity.

At

a
consolidated

level,

currency

risk

also

arises

when

the

functional

currency

of

subsidiaries

are

different

from

the

parent.
◾

Contractually

linked

inflation

risk

–

arises

from

financial

instruments

within

contractually

specified

inflation

risk.

The

Barclays

Bank

Group

does
not

hedge

inflation

risk

that

arises

from

other

activities.

In

order

to

hedge

these

risks,

the

Barclays

Bank

Group

uses

the

following

hedging

instruments:
◾

Interest

rate

derivatives

to

swap

interest

rat

e

exposures

into

either

fixed

or

variable

rates.
◾

Currency

derivatives

to

swap

foreign

currency

net

investment

exposure

to

local

currency.
◾

Inflation

derivatives

to

swap

inflation

exposure

into

either

fixed

or

variable

interest

rates.

In

some

cases,

certain

items

which

are

economically

hedged

may

be

ineligible

hedged

items

for

the

purposes

of

IAS

39,

such

as

core

deposits

and
equity.

In

these

instances,

a

proxy

hedging

solution

can

be

utilised

whereby

portfolios

of

floating

rate

assets

are

designated

as

eligible

hedged

items
in

cash

flow

hedges.

In

some

hedging

relationships,

the

Barclays

Bank

Group

designates

risk

components

of

hedged

items

as

follows:
◾

Benchmark

interest

rate

risk

as

a

component

of

interest

rate

risk,

such

as

the

LIBOR

or

Risk

Free

Rate

(RFR)

component.
◾

Inflation

risk

as

a

contractually

specified

component

of

a

debt

instrument.
◾

Spot

exchange

rate

risk

for

foreign

currency

financial

assets

or

financial

liabilities.
◾

Components

of

cash

flows

of

hedged

items,

for

example

ce

rtain

interest

payments

for

part

of

the

life

of

an

instrument.

Using

the

benchmark

interest

rate

risk

results

in

other

risks,

such

as

credit

risk

and

liquidity

risk,

being

excluded

from

the

hedge

accounting
relationship.

LIBOR

is

considered

the

predominan

t

interest

rate

risk

and

therefore

the

hedged

items

change

in

fair

value

on

a

fully

proportionate
basis

with

reference

to

this

risk.

In

respect

of

many

of

the

Barclays

Bank

Group’s

hedge

accounting

relationships,

the

hedged

item

and

hedging

instrument

change

frequently

due
to

the

dynamic

nature

of

the

risk

management

and

hedge

accounting

strategy.

The

Barclays

Bank

Group

applies

hedge

acc

ounting

to

dynamic
scenarios,

predominantly

in

relation

to

interest

rate

risk,

with

a

combination

of

hedged

items

in

order

for

its

financial

statements

to

reflect

as

closely
as

possible

the

economic

risk

management

undertaken.

In

some

cases,

if

the

hedge

accounting

objective

changes,

the

relevant

hedge

accounting
relationship

is

de

-

designated

and

is

replaced

with

a

different

hedge

accounting

relationship.

Changes

in

the

GBP

value

of

net

investments

due

to

foreign

currency

movements

are

captured

in

the

curr

ency

translation

reserve,

resulting

in

a
movement

in

CET1

capital.

The

Barclays

Bank

Group

mitigates

this

by

matching

the

CET1

capital

movements

to

the

revaluation

of

the

foreign
currency

RWA

exposures.

Net

investment

hedges

are

designated

where

necessary

to

reduce

the

exposure

to

movement

in

a

particular

exchange
rate

to

within

limits

mandated

by

Risk.

As

far

as

possible,

existing

external

currency

liabilities

are

designated

as

the

hedging

instruments.

The

hedging

instruments

share

the

same

risk

exposures

as

the

hedged

items.

Hedge

effectiveness

is

determined

with

reference

to

quantitative
tests,

predominantly

regression

testing,

but

to

the

extent

hedging

instruments

are

exposed

to

different

risks

than

the

hedged

items,

this

could
result

in

hedge

ineffectiveness

or

hedge

accounting

failures.

Sources

of

ineffectiveness

include

the

following:
◾

Mismatches

between

the

contractual

terms

of

the

hedged

item

and

hedging

instrument,

including

basis

differences.
◾

Changes

in

credit

risk

of

the

hedging

instruments.
◾

If

a

hedging

relationship

becomes

over

-

hedged,

for

example

in

hedges

of

net

investments

if

the

net

asset

value

designated

at

the

start

of

the
period

falls

below

the

amount

of

the

hedging

instrument.
◾

Cash

flow

hedges

using

external

swaps

with

non

-

zero

fair

valu

es.
◾

The

effects

of

the

forthcoming

reforms

to

IBOR

,

because

these

might

take

effect

at

a

different

time

and

have

a

different

impact

on

hedged

items
and

hedging

instruments

Across

all

benchmarks

which

Barclays

is

materially

exposed

to,

there

is

still

uncertainty

regarding

the

precise

timing

and

effects

of

IBOR

reform.
There

is

yet

to

be

full

consensus

regarding

methodologies

for

converging

existing

IBORs

to

their

final

benchmark

rates.

As

such,

Barclays

has

not
incorporated

any

change

in

assumptions

fo

r

affected

benchmarks

into

its

expectations

or

calculations.

Barclays

does,

however,

assume

sufficient
liquidity

in

IBOR

linked

benchmarks

to

provide

reliable

valuation

calculations

of

both

hedged

items

and

hedging

instruments

(notwithstanding
reliefs

alre

ady

applied

within

the

financial

reporting).

Interest

Rate

Benchmark

Reform
Following

the

financial

crisis,

the

reform

and

replacement

of

benchmark

interest

rates

such

as

IBOR

has

become

a

priority

for

global

regulators.
Since

the

changes

are

market

driven,

there

is

currently

some

uncertainty

around

the

timing

and

precise

nature

of

these

changes.

The

Barclays

Bank

Group’s

r

isk

exposure

is

directly

affected

by

interest

rate

benchmark

reform,

across

both

its

cash

flow

hedge

accounting
activities;

where

IBOR

-

linked

derivatives

are

designated

as

a

cash

flow

hedge

of

IBOR

-

linked

cash

flows,

and

its

fair

value

hedge

accounting
activities;

where

IBOR

-

linked

derivatives

are

designated

as

a

fair

value

hedge

of

fixed

interest

rate

assets

and

liabilities.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

132
The

Barclays

Bank

Group’s

risk

exposure

is

predominately

to

GBP,

USD,

EUR,

JPY

and

AUD

LIBOR

with

the

vast

majority

concentrated

in

derivatives
within

the

Corporate

and

Investment

Bank.

Some

additional

exposure

resides

on

floating

rate

loans

and

advances

and

debt

securities

held

and
issued

within

the

Corporate

and

Investment

Bank.

Approaches

to

transition

will

vary

product

by

product,

and

counterparty

by

counterparty.
Barclays

expected

derivative

contracts

facing

central

clearing

counterparties

to

follow

a

market

-

wide,

standardised

approach

to

reform.

Whereas
bilateral

derivative

agreements,

loan

agreements

and

other

cash

securities

to

largely

be

negotiated

bilaterally

with

the

counterparty.

There

are

key

differences

between

IBORs

and

RFRs.

IBORs

are

‘term

rates’,

which

means

that

they

are

published

for

a

borrowing

period

(for
example

three

months),

and

they

are

‘forward

-

looking’,

because

they

are

published

at

the

beginning

of

a

borrowing

period,

based

upon

an
estimated

inter

-

bank

borrowing

cost

for

the

period.

RFRs

are

typically

‘backward

-

looking’

rates,

as

they

are

based

upon

overnight

rates

from

actual
transactions,

and

are

there

fore

published

at

the

end

of

the

overnight

borrowing

period.

Furthermore,

IBORs

include

a

credit

spread

over

the

RFR.
Therefore,

to

transition

existing

contracts

and

agreements

to

RFR,

adjustments

for

term

and

credit

differences

may

need

to

be

applied

to

RFR-
linked

rates

to

enable

the

two

benchmarks

to

be

economically

equivalent

upon

transition.

The

methodologies

for

determining

these

adjustments
are

undergoing

in-

depth

consultations

by

industry

working

groups,

on

behalf

of

the

respective

global

regulators

and

related

market

participants.

Barclays

has

established

a

Group

-

wide

LIBOR

Transition

Programme,

with

oversight

from

the

Barclays

Group

Finance

Director

and

with

cross-
business

line

and

functions

-

support

governance.

The

Transition

Programme

follows

a

ri

sk

management

approach,

based

upon

recognised

‘change
delivery’

control

standards,

to

drive

strategic

execution,

and

identify,

manage

and

resolve

key

risks

and

issues

as

they

arise.

Accountable

Executives
are

in

place

within

key

working

groups,

with

overal

l

Board

oversight

delegated

to

the

Barclays

PLC

Board

Risk

Committee

and

the

Barclays

PLC
Group

Finance

Director.

Barclays

performs

a

prominent

stewardship

role

to

drive

orderly

transition

via

our

representation

on

official

sector

and
industry

working

grou

ps

across

all

major

jurisdictions

and

product

classes.

The

Barclays

Bank

Group

is

actively

engaging

with

the

counterparties

to
include

appropriate

fallback

provisions

in

its

floating

rate

assets

and

liabilities

with

maturities

after

2021,

when

most

IBORs

are

expected

to

cease

to
exist.

We

expect

that

the

hedging

instruments

will

be

modified

by

the

amendments

to

the

2006

ISDA

definitions

that

will

include

fallback

provisions
for

when

the

existing

IBORs

are

permanently

discontinued.

Additionally,

the

Barclays

Group

Finance

Director

is

Chair

of

the

UK’s

‘Working

Group

on
Sterling

Risk-Free

Reference

Rates’,

whose

mandate

is

to

catalyse

a

broad

-

based

transition

to

using

SONIA

(‘Sterling

Overnight

Index

Average’)

as
the

primary

sterling

interest

rate

benchmark

in

bond,

loan

and

derivatives

markets.

Further,

hedge

accounting

specific

impacts

of

IBOR

reform

are
expected

as

transition

progresses,

with

impact

on

financial

reporting

becoming

clearer

following

anticipated

completion

of

Phase

2

of

the

IASB’s
IBOR

Reform

project.

The

following

table

summarises

the

significant

hedge

accounting

exposures

impacted

by

the

IBOR

reform

as

at

31

December

2019:

Barclays

Bank

Group
Nominal

amount
of

hedged

items
directly

impacted
by

IBOR

reform

Nominal

amount
of

hedging
instruments
directly

impacted
by

IBOR

reform
Current

benchmark

rate
Expected

convergence

to

RFR
£m £m
GBP

London

Interbank

Offered

rate

(LIBOR)
Reformed

Sterling

Overnight

Index

Average

(SONIA)
23,911 24,339
USD

LIBOR

/

Effective

Federal

Funds

Rate

(EFFR)
Secured

Overnight

Financing

Rate

(SOFR)
38,667 37,911
JPY

LIBOR
Tokyo

Overnight

Average

(TONA)
1,567 1,511
AUD

LIBOR
Bank

Bill

Swap

Rate

(BBSW)

/

Overnight

Cash

Rate

(AONIA)
1,183 1,183
All

Other

IBORs
Various

Other

RFRs
1,281 1,102
Total

IBOR

Notionals
66,609 66,046

The

Barclays

Bank

Group

’s

exposure

risk

management

also

includes

the

use

of

the

Euro

Interbank

Offered

Rate

(‘EURIBOR’).

The

calculation
methodology

of

EURIBOR

changed

during

2019.

In

July

2019,

the

Belgian

Financial

Services

and

Markets

Authority

granted

authorisation

with
respect

to

EURIBOR

under

the

European

Union

Benchmarks

Regulation.

This

allows

market

participants

to

continue

to

use

EURIBOR

after

1

January
2020

for

both

existing

and

new

contracts.

The

Barclays

Bank

Group

expects

that

EURIBOR

will

continue

to

exist

as

a

benchmark

rate

for

the
foreseeable

future.

The

Barclays

Bank

Group

does

not

anticipate

changing

the

hedged

risk

to

a

different

benchmark.

For

these

reasons,

the

Barclays
Bank

Group

does

not

consider

its

fair

v

alue

or

cash

flow

hedges

of

the

EURIBOR

benchmark

interest

rate

to

be

directly

affected

by

interest

rate
benchmark

reform

at

31

December

2019.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

133
Amount,

timing

and

uncertainty

of

future

cash

flows
The

following

table

shows

the

hedging

instruments

which

are

carried

on

the

Barclays

Bank

’s

balance

sheet:

Barclays

Bank

Group
Carrying

value
Nominal

amount
Change

in

fair
value

used

as

a
basis

to
determine
ineffectiveness
Nominal

amount
directly

impacted
by

IBOR

reform
Derivative

assets

Derivative
liabilities
Loan

liabilities
Hedge

type
Risk

category
£m £m £m £m £m £m
As

at

31

December

2019
Fair

value

Interest

rate

risk
111 (104) - 55,691 (786) 33,805
Inflation

risk
13 (497) - 7,247 (92) 5,345
Cash

flow
Interest

rate

risk
24 (1) - 44,421 816 26,896
Inflation

risk
4 - - 1,258 31 -
Net

investment
Foreign

exchange

risk
30 - (8,076) 9,221 (282) -
Total

Hedging
Instruments 182 (602) (8,076) 117,838 (313) 66,046
As

at

31

December

2018
Fair

value

Interest

rate

risk
125 (44) - 61,331 (329) n/a
Inflation

risk
18 (4) - 3,525 29 n/a
Cash

flow
Interest

rate

risk
18 (7) - 48,617 (248) n/a
Net

investment
Foreign

exchange

risk
- (10) (12,332) 15,300 (745) n/a
Total

Hedging
Instruments 161 (65) (12,332) 128,773 (1,293) n/a

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

134
The

followi

ng

table

shows

the

hedged

items

effect

on

the

Barclays

Bank:

Hedged

items

in

fair

value

hedges
Barclays

Bank

Group
Accumulated

fair

value

adjustment
included

in

carrying

amount
Carrying

amount
Total
Of

which:
Accumulated

fair
value

adjustment
on

items

no
longer

in

a

hedge
relationship
Change

in

fair
value

used

as

a
basis

to
determine
ineffectiveness
Hedge
ineffectiveness
recognised

in

the
income
statement
a
Hedged

item

statement

of

financial

position

classification

and

risk

category
£m £m £m £m £m
2019
Assets
Loans

and

advances

at

amortised

cost
-

Interest

rate

risk
1,083 91 24 36 (1)
-

Inflation

risk
525 325 - 3 -
Financial

assets

at

fair

value

through

other

comprehensive
income
-

Interest

rate

risk
21,243 734 467 1,699 (15)
-

Inflation

risk
7,146 94 - 118 (13)
Debt

securities

classified

as

amortised

cost
-

Interest

rate

risk
600 - - - -
-

Inflation

risk
2,258 (41) - (41) 1
Liabilities
Debt

securities

in

issue
-

Interest

rate

risk
(32,304) (782) (460) (938) 27
Total

Hedged

Items
551 421 31 877 (1)
2018
Assets
Loans

and

advances

at

amortised

cost
-

Interest

rate

risk
924 63 54 (236) (84)
-

Inflation

risk
512 312 - 2 (1)
Financial

assets

at

fair

value

through

other

comprehensive
income
-

Interest

rate

risk
26,340 392 - (75) 20
-

Inflation

risk
2,907 (21) - (50) (18)
Liabilities
Debt

securities

in

issue
-

Interest

rate

risk
(32,508) (295) (317) 590 14
Total

Hedged

Items
(1,825) 451 (263) 231 (69)

Note
a

Hedge

ineffectiveness

is

recognised

in

net

interest

income.

For

items

classified

as

fair

value

through

other

comprehensive

income

,

the

hedge

accounting

adjustment

is

not

included

in

the

carrying

amount,
but

rather

adjusts

other

comprehensive

income

.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

135
Hedged

items

in

cash

flow

hedges

and

hedges

of

net

investments

in

foreign

operations
Barclays

Bank

Group
Change

in

value
of

hedged

item
used

as

the
basis

for
recognising
ineffectiveness
Balance

in
cash

flow
hedging
reserve

for
continuing
hedges
Balance

in
currency
translation
reserve

for
continuing
hedges
Balances
remaining

in

cash
flow

hedging
reserve

for

which
hedge

accounting
is

no

longer
applied
Balances
remaining

in
currency
translation
reserve

for

which
hedge

accounting
is

no

longer
applied
Hedging

gains
or

losses
recognised

in
other
comprehensiv
e

income
Hedge
ineffectivenes
s

recognised
in

the

income
statement
a
Description

of

hedge

relationship

and

hedged

risk
£m £m £m £m £m £m £m
2019
Cash

flow

hedge

of

interest

rate

risk
Loans

and

advances

at

amortised

cost
(826) (142) - (366) - (802) (10)
Cash

flow

hedge

of

inflation

risk
Debt

securities

classified

as

amortised

cost
(28) (26) - - - (26) 3
Total

cash

flow

hedges
(854) (168) - (366) - (828) (7)
Hedge

of

net

investment

in

foreign
operations
USD

foreign

operations
209 - 1,092 - - 209 -
EUR

foreign

operations
70 - (1) - 15 70 -
Other

foreign

operations
3 - 1 - 217 3 -
Total

foreign

operations
282 - 1,092 - 232 282 -
2018
Cash

flow

hedge

of

interest

rate

risk
Loans

and

advances

at

amortised

cost
191 61 - 88 - 189 (57)
Total

cash

flow

hedges
191 61 - 88 - 189 (57)
Hedge

of

net

investment

in

foreign
operations
USD

foreign

operations
719 - 1,646 - - 719 -
EUR

foreign

operations
- - - - 86 - -
Other

foreign

operations
25 - (3) - 239 25 (1)
Total

foreign

operations
744 - 1,643 - 325 744 (1)

Note
a

Hedge

ineffectiveness

is

recognised

in

net

interest

income.

The

following

table

profiles

the

expected

notional

values

of

current

hedging

instruments

for

fair

value

hedging

in

future

years:
2020 2021 2022 2023 2024
2025

and

later
As

at

31

December

2019
£m £m £m £m £m £m
Barclays

Bank

Group
Fair

value

hedges

of

interest

rate

risk
Notional

amount
52,734 42,100 34,228 28,698 22,077 19,754
Fair

value

hedges

of

inflation

risk
Notional

amount
6,360 5,204 4,495 3,524 3,021 2,009
For

Barclays

Bank

Group,

there

are

876

(2018:

975)

interest

rate

risk

fair

value

hedges

with

an

average

fixed

rate

of

1.6%

(2018:

2.3%)

across

the
relationships

and

82

(2018:

44)

inflation

risk

fair

value

hedges

with

an

average

rate

of

0.8%

(2018:

1.0%)

across

the

relatio

nships.

The

Barclays

Bank

Group

has

hedged

the

following

forecast

cash

flows,

which

primarily

vary

with

interest

rates.

These

cash

flows

are

expected

to
impact

the

income

statement

in

the

following

periods,

excluding

any

hedge

adjustments

that

may

be

applied:

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

136
To

tal
Up

to

one

year
One

to

two

years
Two

to

three

years
Three

to

four

years
Four

to

five

years
More

than

five

years
£m £m £m £m £m £m £m
2019
Barclays

Bank

Group
Forecast

receivable

cash

flows
1,870 365 335 320 309 259 282
2018
Barclays

Bank

Group
Forecast

receivable

cash

flows
2,526 562 592 477 356 255 284

The

maximum

length

of

time

over

which

the

Barclays

Bank

Group

hedges

exposure

to

the

variability

in

future

cash

flows

for

forecast

transactions,
excluding

those

forecast

transactions

related

to

the

payment

of

variable

interest

on

existing

financial

instruments

is

10

years

(2018

:

10

years).

The

effect

on

the

income

statement

and

other

comprehensive

income

of

recycling

amounts

in

respect

of

cash

flow

hedges

and

net

investment
hedges

of

foreign

operations

is

set

out

in

the

following

table:
Barclays

Bank

Group
2019 2018
Amount

recycled

from
other

comprehensive
income

due

to

hedged

item
affecting

income

statement
Amount

recycled

from
other

comprehensive
income

due

to

sale

or
disposal

of

investment
Amount

recycled

from

other
comprehensive

income

due
to

hedged

item

affecting
income

statement
Amount

recycled

from

other
comprehensive

income

due
to

sale

or

disposal

of
investment
Description

of

hedge

relationship

and

hedged

risk
£m £m £m £m
Cash

flow

hedge

of

interest

rate

risk
Recycled

to

interest

income
105 36 213 -
Hedge

of

net

investment

in

foreign

operations
Recycled

to

other

income
- (15) - (41)

A

detailed

reconciliation

of

the

movements

of

the

cash

flow

hedging

reserve

and

the

currency

translation

reserve

is

as

follows:
2019 2018
Cash

flow

hedging
reserve
Currency
translation
reserve
Cash

flow

hedging
reserve
Currency
translation

reserve
£m £m £m £m
Barclays

Bank

Group
Balance

on

1

January
(123) 3,928 184 3,084
Currency

translation

movements
(5) (771) (8) 803
Hedging

gains/(losses)

for

the

year
828 240 (189) -
Amounts

reclassified

in

relation

to

cash

flows

affecting

profit

or

loss
(141) (15) (213) 41
Tax (171) - 103 -
Balance

on

31

December
388 3,382 (123) 3,928

14

Financial

assets

at

fair

value

through

other

comprehensive

income

Accounting

for

financial

assets

at

fair

value

through

other

comprehensive

income

(‘FVOCI’)

under

IFRS

9

effective

from

1

January

2018
Financial

assets

that

are

debt

instruments

held

in

a

business

model

that

is

achieved

by

both

collecting

contractual

cash

flows

and

selling

and

that
contain

contractual

terms

that

give

rise

on

specified

dates

to

cash

flows

that

are

SPPI

are

measured

at

FVOCI.

They

are

subsequently

re

-

measured
at

fair

value

and

changes

therein

(except

for

those

relating

to

impairment,

interest

income

and

foreign

currency

exchange

gains

and

losses)

are
recognised

in

other

comprehensi

ve

income

until

the

assets

are

sold.

Interest

(calculated

using

the

effective

interest

method)

is

recognised

in

the
income

statement

in

net

interest

income

(Note

3).

Upon

disposal,

the

cumulative

gain

or

loss

recognised

in

other

comprehensive

income

is
inc

luded

in

net

investment

income.

In

determining

whether

the

business

model

is

achieved

by

both

collecting

contractual

cash

flows

and

selling

financial

assets,

it

is

determined

that
both

collecting

contractual

cash

flows

and

selling

financial

assets

are

integral

to

achieving

the

objective

of

the

business

model.

The

Barclays

Bank
Group

will

consider

past

sales

and

expectations

about

future

sales

to

establish

if

the

business

model

is

achieved

.

For

equity

securities

that

are

not

held

for

trading,

the

Barclays

Bank

Group

may

make

an

irrevocable

election

on

initial

recognition

to

present
subsequent

changes

in

the

fair

value

of

the

instrument

in

other

comprehensive

income

(except

for

dividend

income

which

is

recognised

in

profit

or

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

137
loss).

Gains

or

losses

on

the

de

-

recognition

of

these

equity

securities

are

not

transferred

to

profit

or

loss.

These

assets

are

also

not

subject

to

the
impairment

requirements

and

therefore

no

amounts

are

recycled

to

the

income

statement.

Where

the

Barclays

Bank

Group

has

not

ma

de

the
irrevocable

election

to

present

subsequent

changes

in

the

fair

value

of

the

instrument

in

other

comprehensive

income,

equity

securities

are
measured

at

fair

value

through

profit

or

loss.

Accounting

for

financial

investments

under

IAS

39

for

2017

Available

for

sale

financial

assets

are

held

at

fair

value

with

gains

and

losses

being

included

in

other

comprehensive

income.

The

Barclays

Bank
Group

uses

this

classification

for

assets

that

are

not

derivatives

and

are

not

held

for

trading

purposes

or

otherwise

designated

at

fair

value

through
profit

or

loss,

or

at

amortised

cost.

Dividends

and

interest

(calculated

using

the

effective

interest

method)

are

recognised

in

the

income

statement
in

net

interest

income

or,

net

investment

income.

On

disposal,

the

cumulative

gain

or

loss

recognised

in

other

comprehensive

income

is

also
included

in

net

investment

income.

Held

to

maturity

assets

are

held

at

amort

ised

cost.

The

Barclays

Bank

Group

uses

this

classification

when

there

is

an

intent

and

ability

to

hold

the
asset

to

maturity.

Interest

on

the

investments

are

recognised

in

the

income

statement

within

net

interest

income.

Barclays

Bank

Group
2019 2018
£m £m
Debt

securities

and

other

eligible

bills
44,781 44,315
Equity

securities
1 11
Loans

and

advances
624 668
Financial

assets

at

fair

value

through

other

comprehensive

income
45,406 44,994

15

Financial

liabilities

designated

at

fair

value

Accounting

for

liabilities

designated

at

fair

value

through

profit

and

loss
In

accordance

with

IFRS

9,

financial

liabilities

may

be

designated

at

fair

value,

with

gains

and

losses

taken

to

the

income

statement

within

net
trading

income

(Note

5)

and

net

inv

estment

income

(Note

6).

Movements

in

own

credit

are

reported

thro

ugh

other

comprehensive

income,

unless
the

effects

of

changes

in

the

liability's

credit

risk

would

creat

e

or

enlarge

an

accounting

mismatch

in

profit

and

loss.

In

these

scenarios,

all

gains

and
losses

on

that

liability

(including

the

effects

of

changes

in

the

credit

risk

of

the

liability)

are

presented

in

profit

and

loss.

On

derecognition

of

the
financial

liability

no

amount

relating

to

own

credit

risk

are

recycled

to

the

income

statement.

Th

e

Barclays

Bank

Group

has

the

ability

to

make

the
fair

value

designation

when

holding

the

instruments

at

fair

value

reduces

an

accounting

mismatch

(caused

by

an

offsetting

liability

or

asset

being
held

at

fair

value),

or

is

managed

by

the

Barclays

Bank

Gro

up

on

the

basis

of

its

fair

value,

or

includes

terms

that

have

substantive

derivative
characteristics

(Note

13).

The

details

on

how

the

fair

value

amounts

are

arrived

for

financial

liabilities

designated

at

fair

value

are

described

in

Note

16.

Barclays

Bank

Group
2019 2018
Fair

value
Contractual

amount

due

on

maturity
Fair

value
Contractual

amount

due

on

maturity
£m £m £m £m
Debt

securities
49,559 56,891 46,649 54,159
Deposits 25,526 25,725 31,706 32,053
Repurchase

agreements

and

other

similar

secured

borrowing
128,686 128,845 139,386 139,626
Other

financial

liabilities
675 675 - -
Financial

liabilities

designated

at

fair

value
204,446 212,136 217,741 225,838

The

cumulative

own

credit

net

loss

recognis

ed

for

Barclays

Bank

Group

is

£

373

m

(

2018:

£121m).

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

138
16

Fair

value

of

financial

instruments

Accounting

for

financial

assets

and

liabilities

–

fair

values

Financial

instruments

that

are

held

for

trading

are

recognised

at

fair

value

through

profit

or

loss.

In

addition,

financial

assets

are

held

at

fair

value
through

profit

or

loss

if

they

do

not

contain

contractual

terms

that

give

rise

on

specified

dates

to

cash

flows

that

are

SPPI,

or

if

the

financial

asset

is
not

held

in

a

business

model

that

is

either

(i)

a

business

model

to

collect

the

contractual

cash

flows

or

(ii)

a

business

model

that

is

achieved

by

both
collecting

contractual

cash

flows

and

selling.

Subsequent

changes

in

fair

value

for

these

instruments

are

recognised

in

the

income

statement

in

net
investment

income,

except

if

reporting

it

in

trading

income

reduces

an

accounting

mismatch.

All

financial

instruments

are

initially

recognised

at

fair

value

on

the

date

of

initial

recognition

(including

transaction

costs,

other

than

financial
instruments

held

at

fair

va

lue

through

profit

or

loss)

and

depending

on

the

subsequent

classification

of

the

financial

asset

or

liability,

may

continue
to

be

held

at

fair

value

either

through

profit

or

loss

or

other

comprehensive

income.

The

fair

value

of

a

financial

instrument

is

the

price

that

would
be

received

to

sell

an

asset

or

paid

to

transfer

a

liability

in

an

orderly

transaction

between

market

participants

at

the

measurement

date.

Wherever

possible,

fair

value

is

determined

by

reference

to

a

quoted

market

price

for

that

instrument.

For

many

of

the

Barclays

Bank

Group’s
financial

assets

and

liabilities,

especially

derivatives,

quoted

prices

are

not

available

and

valuation

models

are

used

to

estimate

fair

value.

The
models

calculate

the

expected

cash

flows

under

the

terms

of

each

specific

contract

and

then

discount

these

values

back

to

a

present

value.

These
models

use

as

their

basis

independently

sourced

market

inputs

including,

for

example,

interest

rate

yield

curves,

equities

and

commodities

prices,
option

volatilities

and

currency

rates.

For

financial

liabilities

measured

at

fair

value,

the

carrying

amount

reflects

the

effect

on

fair

value

of

changes

in

own

credit

spreads

derived

from
observable

market

data

such

as

in

primary

issuance

and

redemption

activity

for

structured

notes.

On

initial

recognition,

it

is

presumed

that

the

transaction

price

is

the

fair

value

unless

there

is

observable

information

available

in

an

active

market
to

the

contrary.

The

best

evidence

of

an

instrument’s

fair

value

on

initial

recognition

is

typically

the

transaction

price.

However,

if

fair

value

can

be
evidenced

by

comparison

with

other

observable

current

market

transactions

in

the

same

instrument,

or

is

based

on

a

valuation

technique

whose
inputs

include

only

data

from

observable

markets,

then

the

instrument

should

be

recognised

at

the

fair

value

derived

from

such

observable

market
data.

For

valuations

that

have

made

use

of

unob

servable

inputs,

the

difference

between

the

model

valuation

and

the

initial

transaction

price

(Day

One
profit)

is

recognised

in

profit

or

loss

either:

on

a

straight-

line

basis

over

the

term

of

the

transaction;

or

over

the

period

until

all

model

inputs

will
become

observable

where

appropriate;

or

released

in

full

when

previously

unobservable

inputs

become

observable.

Various

factors

influence

the

availability

of

observable

inputs

and

these

may

vary

from

product

to

product

and

change

over

time.

Factors

inclu

de
the

depth

of

activity

in

the

relevant

market,

the

type

of

product,

whether

the

product

is

new

and

not

widely

traded

in

the

marketplace,

the

maturity
of

market

modelling

and

the

nature

of

the

transaction

(bespoke

or

generic).

To

the

extent

that

valuation

is

based

on

models

or

inputs

that

are

not
observable

in

the

market,

the

determination

of

fair

value

can

be

more

subjective,

dependent

on

the

significance

of

the

unobservable

input

to

the
overall

valuation.

Unobservable

inputs

are

determined

based

on

the

b

est

information

available,

for

example

by

reference

to

similar

assets,

similar
maturities

or

other

analytical

techniques.

The

sensitivity

of

valuations

used

in

the

financial

statements

to

possible

changes

in

significant

unobservable

inputs

is

shown

on

page

147

.

Critical

accounting

estimates

and

judgements
The

valuation

of

financial

instruments

often

involves

a

significant

degree

of

judgement

and

complexity,

in

particular

where

valuation

models

make
use

of

unobservable

inputs

(‘Level

3’

assets

and

liabilities).

This

note

provides

information

on

these

instruments,

including

the

related

unrealised
gains

and

losses

recognised

in

the

period,

a

description

of

significant

valuation

techniques

and

unobservable

inputs,

and

a

sensitivity

analysis.

Valuation
IFRS

13
Fair

value

measurement

requires

an

entity

to

classify

its

assets

and

liabilities

according

to

a

hierarchy

that

reflects

the

observability

of
significant

market

inputs.

The

three

levels

of

the

fair

value

hierarchy

are

defined

below.

Quoted

market

prices

–

Level

1

Assets

and

liabilities

are

classified

as

Level

1

if

their

value

is

observable

in

an

active

market.

Such

instruments

are

valued

by

reference

to

unadjusted
quoted

prices

for

identical

assets

or

liabilities

in

active

markets

wh

ere

the

quoted

price

is

readily

available,

and

the

price

represents

actual

and
regularly

occurring

market

transactions.

An

active

market

is

one

in

which

transactions

occur

with

sufficient

volume

and

frequency

to

provide
pricing

information

on

an

ongoing

ba

sis.

Valuation

technique

using

observable

inputs

–

Level

2

Assets

and

liabilities

classified

as

Level

2

have

been

valued

using

models

whose

inputs

are

observable

either

directly

or

indirectly.

Valuations

based
on

observable

inputs

include

assets

and

liabilities

such

as

swaps

and

forwards

which

are

valued

using

market

standard

pricing

techniques,

and
options

that

are

commonly

traded

in

markets

where

all

the

inputs

to

the

market

standard

pricing

models

are

observable.

Valuation

technique

using

significant

unobservable

inputs

–

Level

3

Assets

and

liabilities

are

classified

as

Level

3

if

their

valuation

incorporates

significant

inputs

that

are

not

based

on

observable

market

data
(unobservable

inputs).

A

valuation

input

is

considered

observable

if

it

can

be

directly

observed

from

transactions

in

an

active

market,

or

if

there

is
compelling

external

evidence

demonstrating

an

executable

exit

price.

Unobservable

input

levels

are

generally

determined

via

reference

to
observable

inputs,

historical

observations

or

using

other

analytical

techniques.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

139
The

following

table

shows

Barclays

Bank

Group’s

assets

and

liabilities

that

are

held

at

fair

value

disaggregated

by

valuation

technique

(fair

value
hierarchy)

and

balance

sheet

classification:

Assets

and

liabilities

held

at

fair

value
2019 2018
Valuation

technique

using
Valuation

technique

using
Level

1
Level

2
Level

3
Total
Level

1
Level

2
Level

3
Total
Barclays

Bank

Group
£m £m £m £m £m £m £m £m
Trading

portfolio

assets
59,968 51,105 2,264 113,337 51,029 49,396 3,613 104,038
Financial

assets

at

fair

value

through

the
income

statement
10,300 115,008 4,162 129,470 8,918 131,682 4,650 145,250
Derivative

financial

assets
5,439 221,048 3,154 229,641 6,813 210,655 5,215 222,683
Financial

assets

at

fair

value

through

other
comprehensive

income
11,577 33,400 429 45,406 15,751 28,888 355 44,994
Investment

property
- - 13 13 - - 9 9
Total

assets
87,284 420,561 10,022 517,867 82,511 420,621 13,842 516,974
Trading

portfolio

liabilities
(19,645) (15,567) - (35,212) (19,401) (17,210) (3) (36,614)
Financial

liabilities

designated

at

fair

value
(82) (204,021) (343) (204,446) (76) (217,404) (261) (217,741)
Derivative

financial

liabilities
(5,305) (219,646) (3,989) (228,940) (6,152) (208,697) (4,743) (219,592)
Total

liabilities
(25,032) (439,234) (4,332) (468,598) (25,629) (443,311) (5,007) (473,947)
The

following

table

shows

Barclays

Bank

Group’s

Level

3

assets

and

liabilities

that

are

held

at

fair

value

disaggregated

by

product

type:

Level

3

Assets

and

liabilities

held

at

fair

value

by

product

type
2019 2018
Assets Liabilities Assets Liabilities
Barclays

Bank

Group
£m £m £m £m
Interest

rate

derivatives

605 (812) 2,478 (2,456)
Foreign

exchange

derivatives

291 (298) 192 (185)
Credit

derivatives
539 (342) 1,381 (331)
Equity

derivatives

1,710 (2,528) 1,136 (1,743)
Commodity

derivatives

9 (9) 28 (28)
Corporate

debt

521 - 456 -
Reverse

repurchase

and

repurchase

agreements

- (167) 768 -
Non

-

asset

backed

loans

3,280 - 4,452 -
Asset

backed

securities

756 - 688 -
Equity

cash

products

1,228 - 698 (3)
Private

equity

investments
112 - 190 -
Other
a
971 (176) 1,375 (261)
Total 10,022 (4,332) 13,842 (5,007)

Note
a

Other

includes

commercial

real

estate

loans,

funds

and

fund-linked

products

,

issued

debt,

government

sponsored

debt

and

investment

property.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

140
Valuation

techniques

and

sensitivity

analysis
Sensitivity

analysis

is

performed

on

products

with

significant

unobservable

inputs

(Level

3)

to

generate

a

range

of

reasonably

possible

alternative
valuations.

The

sensitivity

methodologies

applied

take

account

of

the

nature

of

the

valuation

techniques

used,

as

well

as

the

availability

an

d
reliability

of

observable

proxy

and

historical

data

and

the

impact

of

using

alternative

models.

Sensitivities

are

dynamically

calculated

on

a

monthly

basis.

The

calculation

is

based

on

range

or

spread

data

of

a

reliable

reference

source

or

a
scenario

b

ased

on

relevant

market

analysis

alongside

the

impact

of

using

alternative

models.

Sensitivities

are

calculated

without

reflecting

the
impact

of

any

diversification

in

the

portfolio.

The

valuation

techniques

used,

observability

and

sensitivity

analysis

for

material

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

liqu

id

maturities

which

are

determined

separately

for

each

input

and

underlying.
Unobservable

inputs

are

generally

set

by

referencing

liquid

market

instruments

and

applying

extrapolation

techniques

or

inferred

via

another
reasonable

method.

Foreign

exchange

d

erivatives
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

pro

duct).

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

Equity

derivatives
Description
:

Exchange

traded

or

OTC

derivatives

linked

to

equity

indices

and

single

names.

The

category

includes

vanilla

and

exotic

equity
products.

Valuation:

Equity

derivatives

are

valued

using

industry

standard

models.

Valuation

inputs

include

stock

prices,

divide

nds,

volatilities,

interest

rates,
equity

repurchase

curves

and,

for

multi-asset

products,

correlations.

Observability:

In

general,

valuation

inputs

are

observable

up

to

liquid

maturities

which

are

determined

separately

for

each

input

and

underlying.
Unob

servable

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

observabl

e

up

to

liquid

maturities

which

are

determined

separately

for
each

input

and

underlying.

Unobservable

inputs

are

set

with

reference

to

similar

observable

products,

or

by

applying

extrapolation

techniques

to
observable

inputs.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

141
Corporate

debt
Description:

P

rimarily

corporate

bonds.

Valuation:

Corporate

bonds

are

valued

using

observable

market

prices

sourced

from

broker

quotes,

inter

-

dealer

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

short

-

term

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

Non

-

asset

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

inter

-

dealer

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

(

historical

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

P

rices

for

actively

traded

equity

cash

products

are

considered

observable.

Unobservable

equity

prices

are

generally

determined

by
reference

to

actively

traded

instruments

that

are

similar

in

nature,

or

inferred

via

another

reasonable

method.

Private

equity

investments
Description:

Includes

private

equity

holdings

and

principal

investments.

Valuation:

P

rivate

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

part

icipants

and

have

been

consistently

applied

over
time.

Observability:

Inputs

are

considered

observable

if

there

is

active

trading

in

a

liquid

market

of

products

with

significant

sensitivity

to

the

inputs.
Unobservable

inputs

include

earnings

estimates,

mu

ltiples

of

comparative

companies,

marketability

discounts

and

discount

rates.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

142
Other
Description:

Other

includes

commercial

real

estate

loans,

funds

and

fund

-

linked

products,

asset

backed

loans,

physical

commodities

and
investment

property.

Assets

and

liabilities

reclas

sified

between

Level

1

and

Level

2
During

the

period

,

there

were

no

material

transfers

between

Level

1

to

Level

2.

(2018:

there

were

no

material

transfers

between

Level

1

and

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

non

-

recurring

basis.

Asset

and

liability

transfers

between

Level

2

and

Level

3

are

primarily

due

to

1)

an

increase

or

decrease

in

observable

market

activity

related

to

an
input

or

2)

a

change

in

the

significance

of

the

unobservable

input,

with

assets

and

liabilities

classified

as

Level

3

if

an

unobservable

input

is

deemed
significant.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

143
Analysis

of

movements

in

Level

3

assets

and

liabilities
As

at

1
January
2019
Total

gains

and

losses
in

the

period
recognised

in

the
income

statement
Total

gains
or

losses
recognised
in

OCI
Transfers

As

at

31
December
2019 Purchases Sales Issues Settlements
Trading
income
Other
income In Out
Barclays

Bank

Group
£m £m £m £m £m £m £m £m £m £m £m
Corporate

debt
388

126

(52)

-

(311)
1

-

-

45

(77)
120

Non

-

asset

backed

loans
2,263

1,844

(2,799)

-

(134)
24

-

-

200

(424)
974

Asset

backed

securities
664

202

(166)

-

-

(30)

-

-

16

(30)
656

Equity

cash

products
136

62

(40)

-

-

(31)

-

-

293

(28)
392

Other
162

-

-

-

(1) (24)

-

-

-

(15)
122

Trading

portfolio

assets
3,613

2,234

(3,057)

-

(446) (60)

-

-

554

(574)
2,264

Non

-

asset

backed

loans
1,836

235

-

-

(204)
99

(1)

-

-

(1)
1,964

Equity

cash

products
559

66

-

-

(2)
3

209

-

-

-

835

Private

equity

investments
191

5

(9)

-

(2)

-

(17)

-

-

(55)
113

Other
2,064

5,716

(5,720)

-

(9)
12

(33)

-

24

(804)
1,250

Financial

assets

at

fair

value
through

the

income

statement
4,650

6,022

(5,729)

-

(217)
114

158

-

24

(860)
4,162

Non

-

asset

backed

loans

-

283

-

-

-

-

-

60

-

-

343

Asset

backed

securities

-

116

(30)

-

-

-

-

-

-

-

86

Equity

cash

products
2

-

(1)

-

-

-

-

(1)

-

-

-

Other
353

-

-

-

(135)

-

-

-

-

(218)

-

Financial

assets

at

fair

value
through

other

comprehensive
income
355

399

(31)

-

(135)

-

-

59

-

(218)
429

Investment

property
9

5

-

-

-

-

(1)

-

-

-

13

Trading

portfolio

liabilities
(3)

-

-

-

-

-

-

-

-

3

-

Financial

liabilities

designated

at
fair

value
(261) (179)
10

(42)
41

67

(2)

-

(27)
50

(343)
Interest

rate

derivatives
22

(9)

-

-

88

(92)

-

-

(177) (38) (206)
Foreign

exchange

derivatives
7

-

-

-

25

(12)

-

-

(32)
5

(7)
Credit

derivatives
1,050

(59)
3

-

(866)
76

-

-

(9)
3

198

Equity

derivatives
(607) (296) (35)

-

(2) (296)

-

-

(37)
453

(820)
Net

derivative

financial
instruments
a
472

(364) (32)

-

(755) (324)

-

-

(255)
423

(835)
Total
8,835

8,117

(8,839) (42) (1,512) (203)
155

59

296

(1,176)
5,690

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

144
Analysis

of

movements

in

Level

3

assets

and

liabilities
As

at

1
January
2018 Purchases Sales Issues
Settlements

Total

gains

and

losses
in

the

period
recognised

in

the
income

statement
Total

gains
or

losses
recognised
in

OCI
Transfers

As

at

31
December
2018
Trading
income
Other
income In Out
Barclays

Bank

Group
£m £m £m £m £m £m £m £m £m £m £m
Corporate

debt
871

108

(88)

-

(23)
9

-

-

39

(528)
388

Non

-

asset

backed

loans
166

5,514

(3,480)

-

- -

-

-

71

(8)
2,263

Asset

backed

securities
627

205

(168)

-

(2) (21)

-

-

58

(35)
664

Equity

cash

products
68

18

(9)

-

- (16)

-

-

107

(32)
136

Other
245

18

(55) - (20) (32) - -
145

(139)
162

Trading

portfolio

assets
1,977

5,863

(3,800)

-

(45) (60) -

-

420

(742)
3,613

Non

-

asset

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
instruments
a
137 67 (568) - 300 (32) 1 - 51 516 472
Total 9,470 13,202 (13,859) (4) (203) (5) 79 (1) 620 (464) 8,835

Note
a

The

derivative

financial

instruments

are

represented

on

a

net

basis.

On

a

gross

basis,

derivative

financial

assets

are

£3,154m

(2018:

£5,215m)

and

derivative

financial

liabilit

ies

are
£3,989m

(2018:

£4,743

m).

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

145
Unrealised

gains

and

losses

on

Level

3

financial

assets

and

liabilities
The

following

tables

disclose

the

unrealised

gains

and

losses

recognised

in

the

year

arising

on

Level

3

financial

assets

and

liabilities

held

at

year

end.

Unrealised

gains

and

losses

recognised

during

the

period

on

Level

3

assets

and

liabilities

held

at

year

end
2019 2018
Income

statement
Other
compre

-
hensive
income
Income

statement
Other

compre

-
hensive
income
Barclays

Bank

Group
Trading
income
Other
income Total
Trading
income
Other
income Total
As

at

31

December
£m £m £m £m £m £m £m £m
Trading

portfolio

assets
(57) - - (57) (60) - - (60)
Financial

assets

at

fair

value

through

the

income
statement 101 199 - 300 44 68 - 112
Fair

value

through

other

comprehensive

income
- - 60 60 - - (1) (1)
Investment

property
- (1) - (1) - (1) - (1)
Trading

portfolio

liabilities
- - - - (3) - - (3)
Financial

liabilities

designated

at

fair

value
64 - - 64 55 - - 55
Net

derivative

financial

instruments

(459) - - (459) (14) - - (14)
Total (351) 198 60 (93) 22 67 (1) 88

Significant

unobservable

inputs
The

following

table

discloses

the

valuation

techniques

and

significant

unobservable

inputs

for

assets

and

liabilities

recognised

at

fair

value

and
classified

as

Level

3

along

with

the

range

of

values

used

for

those

significant

unobservable

inputs:

Valuation

technique(s)
a
Significant

unobservable

inputs
2019
Range
2018
Range
Min Max Min Max Units
b
Derivative

financial
instruments
c
Interest

rate

derivatives
Discounted

cash

flows
Inflation

forwards
1 3 1 2%
Credit

spread
41 1,620 6 897 bps
Comparable

pricing
Price - 37 - 100 points
Option

model
Inflation

volatility
47 190 33 174
bps

vol
Interest

rate

volatility
8 431 10 199
bps

vol
IR

-

IR

correlation
(30) 100 (26) 100%
Credit

derivatives
Discounted

cash

flows
Credit

spread
72 200 142 209 bps
Comparable

pricing
Price - 155 10 96 points
Equity

derivatives
Option

model
Equity

volatility
1 200 2 81%
Equity

-

equity

correlation
(20) 100 (100) 100%
Discounted

cash

flow
Discounted

margin
(500) 1,100 (171) 301 bps
Non

-derivative

financial
instruments
Non

-

asset

backed

loans
Discounted

cash

flows
Loan

spread
31 624 30 196 bps
Credit

spread
180 1,223 25 800 bps
Price - 133 - 118 points
Comparable

pricing
Price - 123 - 100 points
Asset

backed

securities
Comparable

pricing
Price - 99 - 102 points
Other
d
Discounted

cash

flows
Credit

spread
126 649 143 575 bps

Notes
a

A

range

has

not

been

provided

for

Net

Asset

Value

as

there

would

be

a

wide

range

reflecting

the

diverse

nature

of

the

positions

.

b

The

units

used

to

disclose

ranges

for

significant

unobservable

inputs

are

percentages,

points

and

basis

points.

Points

are

a

percentage

of

par;

for

example,

100

points

equals

100%

of

par

.

A

basis

point

equals

1/100th

of

1%;

for

example,

150

basis

points

equals

1.5%.
c

Certain

derivative

instruments

are

classified

as

Level

3

due

to

a

significant

unobservable

credit

spread

input

into

the

calculation

of

the

Credit

Valuation

Adjustment

for

the

instruments.

The

range

of

significant

unobservable

credit

spreads

is

between

41-1,620bps

(2018:

6-897bps).
d

Other

includes

commercial

real

estate

loans,

funds

and

fu

nd-linked

products,

issued

debt,

government

sponsored

debt

and

investment

property.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

146
The

following

section

describes

the

significant

unobservable

inputs

identified

in

the

table

above,

and

the

sensitivity

of

fair

value

measurement

of
the

instruments

categorised

as

Level

3

assets

or

liabilities

to

increases

in

significant

unobservable

inputs.

Where

sensitivities

are

described,

the
inverse

relationship

will

also

generally

apply.

Where

reliable

interrelationships

can

be

identified

between

significant

unobservable

inputs

used

in

fair

value

measurement,

a

description

of

those
interrelationships

is

included

below.

Forwards
A

price

or

rate

that

is

applicable

to

a

financial

transaction

that

will

take

place

in

the

future.

In

general,

a

significant

increase

in

a

forward

in

isolation

will

result

in

a

fair

value

increase

for

the

contracted

receiver

of

the

underlying

(currency,
bond,

commodity,

etc.),

but

the

sensitivity

is

dependent

on

the

specific

terms

of

the

instrument.

Cred

it

spread

Credit

spreads

typically

represent

the

difference

in

yield

between

an

instrument

and

a

benchmark

security

or

reference

rate.

Credit

spreads

reflect

the

additional

yield

that

a

market

participant

demands

for

taking

on

exposure

to

the

credit

risk

o

f

an

instrument

and

form

part

of

the

yield

used

in

a
discounted

cash

flow

calculation.

In

general,

a

significant

increase

in

credit

spread

in

isolation

will

result

in

a

movement

in

a

fair

value

decrease

for

a

cash

asset.

For

a

derivative

instrument,

a

significant

increase

in

credit

spread

in

isolation

can

result

in

a

fair

value

increase

or

decrease

depending

on

the
specific

terms

of

the

instrument.

Volatility
Volatility

is

a

measure

of

the

variability

or

uncertainty

in

return

for

a

given

derivative

underlying.

It

is

an

estimate

of

how

much

a

particular
underlying

instrument

input

or

index

will

change

in

value

over

time.

In

general,

volatilities

are

implied

from

observed

option

prices.

For
unobservable

options

the

implied

volatility

may

reflect

additional

assumptions

about

the

nature

of

the

underlying

risk,

and

the

strike/maturity
profile

of

a

specific

contract.

In

general

a

significant

increase

in

volatility

in

isolation

will

result

in

a

fair

value

increase

for

the

holder

of

a

simple

option,

but

the

sensitivity

is
dependent

on

the

specific

terms

of

the

instrument.

There

may

be

interrelationships

between

unobservable

volatilities

and

other

unobservable

inputs

(

e.g.

when

equity

prices

fall,

implied

equity
volatilities

generally

rise)

but

these

are

generally

specific

to

individual

markets

and

may

vary

over

time.

Correlation
Correlation

is

a

measure

of

the

relationship

between

the

movements

of

two

variables.

Corre

lation

can

be

a

significant

input

into

valuation

of
derivative

contracts

with

more

than

one

underlying

instrument.

Credit

correlation

generally

refers

to

the

correlation

between

default

processes

for
the

separate

names

that

make

up

the

reference

pool

of

a

CDO

structure.

A

significant

increase

in

correlation

in

isolation

can

result

in

a

fair

value

increase

or

decrease

depending

on

the

specific

terms

of

the

instrument.

Comparable

price

Comparable

instrument

prices

are

used

in

valuation

by

calculating

an

implied

yield

(or

spread

over

a

liquid

benchmark)

from

the

price

of

a
comparable

observable

instrument,

then

adjusting

that

yield

(or

spread)

to

account

for

relevant

differences

such

as

maturity

or

credit

quality.
Alternatively,

a

price

-

to-

price

basis

can

be

assumed

between

the

comparable

and

unobservable

instruments

in

order

to

establish

a

value.

In

general,

a

significant

increase

in

comparable

price

in

isolation

will

result

in

an

increase

in

the

price

of

the

unobservable

instrument.

For
derivatives,

a

ch

ange

in

the

comparable

price

in

isolation

can

result

in

a

fair

value

increase

or

decrease

depending

on

the

specific

terms

of

the
instrument.

Loan

spread

Loan

spreads

typically

represent

the

difference

in

yield

between

an

instrument

and

a

benchmark

security

or

reference

rate.

Loan

spreads

typically
reflect

credit

quality,

the

level

of

comparable

assets

such

as

gilts

and

other

factors,

and

form

part

of

the

yield

used

in

a

discounted

cash

flow
calculation.

The

ESHLA

portfolio

primarily

consists

of

long

-

dated

fixed

rate

loans

extended

to

counterparties

in

the

UK

Education,

Social

Housing

and

Local
Authority

sectors.

The

loans

are

categorised

as

Level

3

in

the

fair

value

hierarchy

due

to

their

illiquid

nature

and

the

significance

of

unobservable
loan

spreads

to

the

valuation.

Valuation

uncertainty

arises

from

the

long

-

dated

nature

of

the

portfolio,

the

lack

of

secondary

market

in

the

loans
and

the

lack

of

observable

loan

spreads.

The

majority

of

ESHLA

loans

are

to

borrowers

in

heavily

regulated

sectors

that

are

considered

extremely
low

credit

risk,

and

have

a

history

of

near

zero

defaults

since

inception.

Wh

ile

the

overall

loan

spread

range

is

from

31bps

to

624

bps

(2018

:

30bps
to

196

bps),

the

vast

majority

of

spreads

are

concentrated

towards

the

bottom

end

of

this

range,

with

99%

of

the

loan

notional

being

valued

with
spreads

less

than

200bps

consistently

for

both

years.

In

general,

a

significant

increase

in

loan

spreads

in

isolation

will

result

in

a

fair

value

decrease

for

a

loan.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

147
Sensitivity

analysi

s

of

valuations

using

unobservable

inputs
2019 2018
Favourable

changes
Unfavourable

changes
Favourable

changes
Unfavourable

changes
Income
statement Equity
Income
statement Equity
Income
statement Equity
Income
statement Equity
£m £m £m £m £m £m £m £m
Interest

rate

derivatives
44 - (127) - 80 - (162) -
Foreign

exchange

derivatives
5 - (7) - 7 - (10) -
Credit

derivatives
73 - (47) - 126 - (73) -
Equity

derivatives
114 - (119) - 110 - (112) -
Commodity

derivatives
- - - - 1 - (1) -
Corporate

debt
11 - (16) - 10 - (2) -
Non

asset

backed

loans
125 8 (228) (8) 141 - (210) -
Equity

cash

products
123 - (175) - 121 - (155) -
Private

equity

investments
16 - (25) - - - (10) -
Other
a
1 - (1) - 2 - (2) -
Total 512 8 (745) (8) 598 - (737) -

Note
a

Other

includes

commercial

real

estate

loans,

funds

and

fund-linked

products,

issued

debt,

government

sponsored

debt

and

investment

property.

The

effect

of

stressing

unobservable

inputs

to

a

range

of

reasonably

possible

alternatives,

alongside

considering

the

impact

of

using

alternative
models,

would

be

to

increase

fair

values

by

up

to

£

520

m

(2018:

£598

m)

or

to

decrease

fair

values

by

up

to

£

753

m

(2018

:

£737m)

with
substantially

all

the

potential

effect

impacting

prof

it

and

loss

rather

than

reserves

.

Fair

value

adjustments
Key

balance

sheet

valuation

adjustments

are

quantified

below

:

2019 2018
£m £m
Exit

price

adjustments

derived

from

market

bid

-

offer

spreads
(420) (451)
Uncollateralised

derivative

funding
(57) (47)
Derivative

credit

valuation

adjustments
(135) (125)
Derivative

debit

valuation

adjustments
155 237

Exit

price

adjustments

derived

from

market

bid

-

offer

spreads

Barclays

Bank

Group

uses

mid

-

market

pricing

where

it

is

a

market

maker

and

has

the

ability

to

transact

at,

or

better

than,

mid

price

(which

is

the
case

for

certain

equity,

bond

and

vanilla

derivative

markets).

For

other

financial

assets

and

liabilities,

bi

d

-

offer

adjustments

are

recorded

to

reflect
the

exit

level

for

the

expected

close

out

strategy.

The

methodology

for

determining

the

bid

-

offer

adjustment

for

a

derivative

portfolio

involves
calculating

the

net

risk

exposure

by

offsetting

long

and

short

positions

by

strike

and

term

in

accordance

with

the

risk

management

and

hedging
strategy.

Bid

-

offer

levels

are

generally

derived

from

market

quotes

such

as

broker

data.

Less

liquid

instruments

may

not

have

a

directly

observable

bid

-

offer
level.

In

such

instances,

an

exit

price

adjustment

may

be

derived

from

an

observable

bid

-

offer

level

for

a

comparable

liquid

instrument,

or
determined

by

calibrating

to

derivative

prices,

or

by

scenario

or

historical

analysis.

Exit

price

adjustments

derived

from

market

bid

-

of

fer

spreads

h

ave

decreased

by

£31m

to

£420m

as

a

result

of

movements

in

market

bid

offer
spreads.

Discounting

approaches

for

derivative

instruments

Collateralised
In

line

with

market

practice,

the

methodology

for

discounting

collateralised

derivatives

takes

into

account

the

nature

and

currency

of

the

collateral
that

can

be

posted

within

the

relevant

credit

support

annex

(CSA).

The

CSA

aware

discounting

approach

recognises

the

‘cheapest

to

deliver’

option
that

reflects

the

ability

of

the

party

posting

collateral

to

change

the

currency

of

the

collateral.

Uncollateralised
A

fair

value

adjustment

of

£57

m

is

applied

to

account

for

the

impact

of

incorporating

the

cost

of

funding

into

the

valuation

of

uncollateralised
and

partially

collateralised

derivative

portfolios

and

collateralised

derivatives

where

the

terms

of

the

agreement

do

not

allow

the

rehypothec

ation
of

collateral

received.

This

adjustment

is

referred

to

as

the

Funding

Fair

Valu

e

Adjustment

(FFVA).

FFVA

has

increased

by

£10m

to

£57

m

as

a
result

of

increase

in

underlying

derivative

exposures.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

148

FFVA

incorporates

a

scaling

factor

which

is

an

estimate

of

the

extent

to

which

the

cost

of

funding

is

incorporated

into

observed

traded

levels.

On
calibrating

the

scaling

factor,

it

is

with

the

assumption

that

Credit

Valuation

Adjustments

(CVA)

and

Debit

Valuation

Adjustments

(DVA)

are
retained

as

valu

ation

components

incorporated

into

such

levels.

The

effect

of

incorporating

this

scaling

factor

at

31

December

2019

was

to
reduce

FFVA

by

£170

m

(2018:

£141

m).

Derivative

credit

and

debit

valuation

adjustments

CVA

and

DVA

are

incorporated

into

derivative

valuations

to

reflect

the

impact

on

fair

value

of

counte

rparty

credit

risk

and

Barclays

Bank

Group’s
own

credit

quality

respectively.

These

adjustments

are

calculated

for

uncollateralised

and

partially

collateralised

derivatives

across

all

asset

classes.
CVA

and

DVA

are

calculated

using

estimates

of

exposure

at

default,

probability

of

default

and

recovery

rates,

at

a

counterparty

level.

Counterparties
include

(but

are

not

limited

to)

corporates,

sovereigns

and

sovereign

agencies

and

supranationals.

Exposu

re

at

default

is

generally

estimated

through

the

simulation

of

underlying

risk

factors

through

approximating

with

a

more

vanilla

structure,

or
by

using

current

or

scenario

-

based

mark

to

market

as

an

estimate

of

future

exposure.

Probability

of

default

and

recovery

rate

information

is

generally

sourced

from

the

CDS

markets.

Where

this

information

is

not

available,

or
considered

unreliable,

alternative

approaches

are

taken

based

on

mapping

internal

counterparty

ratings

onto

historical

or

market

-

based

default
and

recovery

information.

In

particular,

this

applies

to

sovereign

related

names

where

the

effect

of

using

the

recovery

assumptions

implied

in

CDS
levels

would

imply

a

£36

m

(2018:

£50m)

increase

in

CVA.

Correlation

between

counterparty

credit

and

underlying

derivative

risk

factors,

termed

‘wrong

-

way,’

or

‘right

-

way’

risk,

is

not

systematically
incorporated

into

the

CVA

calculation

but

is

adjusted

where

the

underlying

exposure

is

directly

related

to

the

counterparty.

CVA

increased

by

£10m

to

£135

m

as

a

result

of

increase

in

underlying

derivative

exposures

offset

by

general

tightening

in

Credit

Spreads.

DVA
decreased

by

£82m

to

£155

m,

as

a

result

of

tightening

in

Barclays’

credit

spreads.

Barclays

continues

to

monitor

market

practices

and

activity

to

ensure

the

approach

to

uncollateralised

derivative

valuation

remains

appropriate.

Portfolio

exemptions

Barclays

Bank

Group

uses

the

portfolio

exemption

in

IFRS

13
Fair

Value

Measurement

to

measure

the

fair

value

of

groups

of

financial

assets

and
liabilities.

Instruments

are

measured

using

the

price

that

would

be

received

to

sell

a

net

long

position

(i.e.

an

asset)

for

a

particular

risk

exposure

or
to

transfer

a

net

short

position

(i.e.

a

liability)

for

a

particular

risk

exposure

in

an

orderly

transaction

between

market

participants

at

the

balance
sheet

date

under

current

mar

ket

conditions.

Accordingly,

Barclays

Bank

Group

measures

the

fair

value

of

the

group

of

financial

assets

and

liabilities
consistently

with

how

market

participants

would

price

the

net

risk

exposure

at

the

measurement

date.

Unrecognised

gains

as

a

result

of

the

use

of

valuation

models

using

unobse

rvable

inputs

The

amount

that

has

yet

to

be

recognised

in

income

that

relates

to

the

difference

between

the

transaction

price

(the

fair

value

at

initial

recognition)
and

the

amount

that

would

have

arisen

had

valuation

models

using

unobservable

inputs

been

used

on

initial

recognition,

less

amounts
subsequently

recognised,

is

£100

m

(201

8:

£127

m)

for

financial

instruments

measured

at

fair

value

and

£

31

m

(2018:

£31

m)

for

financial
instruments

carried

at

amortised

cost.

The

decrease

in

financial

instruments

measured

at

fair

value

of

£27

m

(2018:

£32m

increase)

was

driven

by
additions

£40

m

(2018:

£65

m)

offset

by

a

transfer

out

of

£nil

(2018:

£15m)

to

Barclays

Bank

UK

PLC

and

£67

m

(2018:

£18

m)

of

amortisation

and
r

eleases.

The

decrease

of

£

nil

(2018:

£222m)

in

financial

instruments

carried

at

amortised

cost

was

driven

by

the

transfer

out

of

£nil

(2018:
£222m)

to

Barclays

Bank

UK

PLC

and

£2m

(2018:

£2m)

of

amortization

and

releases

offset

by

additions

of

£2m

(2018:

£2m).

Third

party

credit

enhancements

Structured

and

brokered

certificates

of

deposit

issued

by

Barclays

Bank

Group

are

insured

up

to

$250,000

per

depositor

by

the

Federal

Deposit
Insurance

Corporation

(FDIC)

in

the

US.

The

FDIC

is

funded

by

premiums

that

Barclays

Bank

Group

and

other

banks

pay

for

deposit

insurance
coverage.

The

carrying

value

of

these

issued

certificates

of

deposit

that

are

designated

under

the

IFRS

9

fair

value

option

includes

this

third

party
credit

enhancement.

The

on

-

balance

sheet

value

of

these

brokered

certificates

of

deposit

amounted

to

£3,218

m

(2018:

£4,797

m).

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

149
Comparison

of

carrying

amounts

and

fair

values

The

following

tables

summarises

the

fair

value

of

financial

assets

and

liabilities

m

easured

at

amortised

cost

on

Barclays

Bank

Group’s

and

Barclays
Bank

PLC

’s

balance

sheet:

Barclays

Bank

Group
2019 2018
Carrying
amount
Fair

value
Level

1
Level

2
Level

3
Carrying
amount
Fair

value
Level

1
Level

2
Level

3
As

at

31

December
£m £m £m £m £m £m £m £m £m £m
Financial

assets
Loans

and

advances

at
amortised

cost
a
141,636 141,251 6,827 69,289 63,133 136,959 137,435 223 66,703 68,452
Reverse

repurchase

agreements
and

other

similar

secured
lending 1,731 1,731
-

1,731
-

1,613 1,613
-

1,613
-

Financial

liabilities
Deposits

at

amortised

cost
(213,881) (213,897) (135,398) (78,494) (5) (199,337) (199,337) (157,440) (41,897)
-

Repurchase

agreements

and
other

similar

secured

borrowing
(2,032) (2,032)
-

(2,032)
-

(7,378) (7,378)
-

(7,378)
-

Debt

securities

in

issue
(33,536) (33,529)
-

(31,652) (1,877) (39,063) (39,083)
-

(36,967) (2,116)
Subordinated

liabilities
(33,425) (34,861)
-

(34,861)
-

(35,327) (36,174)
-

(36,174)
-

Note
a

The

fair

value

hierarchy

for

finance

lease

receivables

presented

within

loans

and

advances

at

amortised

cost,

with

fair

value

amounting

to

£2,002m

(2018:

£2,057m),

is

not
required

as

part

of

the

standard.

The

fair

value

is

an

estimate

of

the

price

that

would

be

received

to

sell

an

asset

or

paid

to

transfer

a

liability

in

an

orderly

transaction

between
market

participants

at

the

measurement

date.

As

a

wide

range

of

valuation

techniques

are

available,

it

may

not

be

appropriate

to

directly

compare
this

fair

value

information

to

independent

market

sources

or

other

financial

institutions.

Different

valuation

methodologies

and

assumptions

can
have

a

significant

impact

on

fair

values

which

are

based

on

unobservable

inputs.

Financial

assets

The

carrying

value

of

financial

assets

held

at

amortised

cost

(including

loans

and

advances

to

banks

and

customers,

and

other

lending

such

as
reverse

repurchase

agreements

and

cash

collateral

on

securities

borrowed)

is

determined

in

accordance

with

the

relevant

accounting

policy

in

Note
18.

Loans

and

advances

at

amortised

cost

The

fair

value

of

loans

and

advances,

for

the

purpose

of

this

disclosure,

is

derived

from

discounting

expected

cash

flows

in

a

way

that

reflects

the
current

market

price

for

lending

to

issuers

of

similar

credit

quality.

Where

market

data

or

credit

information

on

the

underlying

borrowers

is
unavailable,

a

number

of

proxy/extrapolation

techniques

are

employed

to

determine

the

appropriate

discount

rat

es.

Reverse

repurchase

agreements

and

other

similar

secured

lending

The

fair

value

of

reverse

repurchase

agreements

approximates

carrying

amount

as

these

balances

are

generally

short

dated

and

fully

collateralised.

Financial

liabilities

The

carrying

value

of

financial

liabilities

held

at

amortised

cost

(including

customer

accounts,

other

deposits,

repurchase

agreements

and

cash
collateral

on

securities

lent,

debt

securities

in

issue

and

subordinated

liabilities)

is

determined

in

accordance

with

the

accounting

policy

in

Note

1.

Deposits

at

amortised

cost

In

many

cases,

the

fair

value

disclosed

approximates

carrying

value

because

the

instruments

are

short

term

in

nature

or

have

interest

rates

that
reprice

frequently,

such

as

customer

accounts

and

other

deposits

and

short

-

term

debt

securities.

The

fair

valu

e

for

deposits

with

longer

-

term

maturities,

mainly

time

deposits,

are

estimated

using

discounted

cash

flows

applying

either

market
rates

or

current

rates

for

deposits

of

similar

remaining

maturities.

Consequently

the

fair

value

discount

is

minimal.

Repurc

hase

agreements

and

other

similar

secured

borrowing

The

fair

value

of

repurchase

agreements

approximates

carrying

amounts

as

these

balances

are

generally

short

dated.

Debt

securities

in

issue

Fair

values

of

other

debt

securities

in

issue

are

based

on

quoted

prices

where

available,

or

where

the

instruments

are

short

dated,

carrying

amount
approximates

fair

value.

Subordinated

liabilities

Fair

values

for

dated

and

undated

convertible

and

non

-

convertible

loan

capital

are

based

on

quoted

market

rates

for

the

issuer

concerned

or

issuers
with

similar

terms

and

conditions.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

150

17

Offsetting

financial

assets

and

financial

liabilities
In

accordance

with

IAS

32
Financial

Instruments:

Presentation
,

the

Barclays

Bank

Group

reports

financial

assets

and

financial

liabilities

on

a

net
basis

on

the

balance

sheet

only

if

there

is

a

legally

enforceable

right

to

set-off

the

recognised

amounts

and

there

is

intention

to

settle

on

a

net

basis,
or

to

realise

the

asset

and

settle

the

liability

simultaneously.

The

following

table

shows

the

impact

of

netting

arrangements

on:
◾

all

financial

assets

and

liabilities

that

are

reported

net

on

the

balance

sheet
◾

all

derivative

financial

instruments

and

reverse

repurchase

and

repurchase

agreements

and

other

similar

secured

lending

and

borrowing
agreements

that

are

subject

to

enforceable

master

netting

arrangements

or

similar

agreements,

but

do

not

qualify

for

balan

ce

sheet

netting.
The

‘Net

amounts’

presented

in

the

table

below

are

not

intended

to

represent

the

Barclays

Bank

Group

’s

actual

exposure

to

credit

risk,

as

a

variety
of

credit

mitigation

strategies

are

employed

in

addition

to

netting

and

collateral

arrange

ments.

Barclays

Bank

Group
Amounts

subject

to

enforceable

netting

arrangements
Amounts

not
subject

to
enforceable
netting
arrangements
c
Balance

sheet
total
d
Effects

of

offsetting

on

-balance

sheet
Related

amounts

not

offset
Gross

amounts
Amounts
offset
a
Net

amounts
reported

on

the
balance

sheet
Financial
instruments
Financial
collateral
b
Net

amount
As

at

31

December

2019
£m £m £m £m £m £m £m £m
Derivative

financial

assets
260,611 (32,546) 228,065 (176,022) (38,872) 13,171 1,576 229,641
Reverse

repurchase

agreements
and

other

similar

secured

lending
e
373,775 (276,234) 97,541 - (97,541) - 2,013 99,554
Total

assets
634,386 (308,780) 325,606 (176,022) (136,413) 13,171 3,589 329,195
Derivative

financial

liabilities
(255,005) 31,180 (223,825) 176,022 38,343 (9,460) (5,115) (228,940)
Repurchase

agreements

and

other
similar

secured

borrowing
e
(405,166) 276,234 (128,932) - 128,930 (2) (1,786) (130,718)
Total

liabilities
(660,171) 307,414 (352,757) 176,022 167,273 (9,462) (6,901) (359,658)
As

at

31

December

2018
Derivative

financial

assets
239,344 (18,687) 220,657 (172,014) (36,977) 11,666 2,026 222,683
Reverse

repurchase

agreements
and

other

similar

secured

lending
e
353,660 (235,703) 117,957 - (117,515) 442 3,047 121,004
Total

assets
593,004 (254,390) 338,614 (172,014) (154,492) 12,108 5,073 343,687
Derivative

financial

liabilities
(233,492) 18,229 (215,263) 172,014 32,900 (10,349) (4,329) (219,592)
Repurchase

agreements

and

other
similar

secured

borrowing
e
(375,841) 235,703 (140,138) - 140,099 (39) (5,724) (145,862)
Total

liabilities
(609,333) 253,932 (355,401) 172,014 172,999 (10,388) (10,053) (365,454)

Notes
a

Amounts

offset

for

Derivative

financial

assets

additionally

includes

cash

collateral

netted

of

£4,099m

(2018:

£2,187m).

Amounts

offset

for

Derivative

financial

liabilities

additionally
include

s

cash

collateral

netted

of

£

5,465m

(2018:

£

2,645m).

Settlements

assets

and

liabilities

have

been

offset

amounting

to

£

14,079m

(2018:

£

23,095m).

b

Financial

collateral

of

£

38,872m

(2018:

£36,977m)

was

received

in

respect

of

derivative

assets,

including

£

33,469m

(2018:

£31,475m)

of

cash

collateral

and

£

5,403m

(2018:
£

5,502m)

of

non

-cash

collateral.

Financial

collateral

of

£38,343m

(2018:

£32,900m)

was

placed

in

respect

of

derivat

ive

liabilities,

including

£35,423m

(2018:

£

29,783m)

of

cash
collateral

and

£

2,920m

(2018:

£

3,117

m)

of

non

-cash

collateral.

The

collateral

amounts

are

limited

to

net

balance

sheet

exposure

so

as

to

not

include

over

-collateralisation.
c

This

column

includes

contractual

rights

of

set-off

that

are

subject

to

uncertainty

under

the

laws

of

the

relevant

jurisdiction.
d

The

balance

sheet

total

is

the

sum

of

‘Net

amounts

reported

on

the

balance

sheet’

that

are

subject

to

enforceable

netting

arrang

ements

and

‘Amounts

not

subject

to

enforceable
netting

arrangements’.
e

Reverse

Repurchase

agreements

and

other

similar

secured

lending

of

£

99,554m

(2018:

£1

21,004m)

is

split

by

fair

value

£

97,

823m

(2018:

£1

19,391m)

and

amortised

cost
£

1,731m

(2018:

£

1,613m).

Repurchase

agreements

and

other

similar

secured

borrowing

of

£

130,718m

(2018:

£1

45,862m)

is

split

by

fa

ir

value

£

128,686m

(2018:

£138,484m)
and

amortised

cost

£

2,032m

(2018:

£

7,378m).

Derivative

assets

and

liabilities

The

‘Financial

instruments’

column

identifies

financial

assets

and

liabilities

that

are

subject

to

set

off

under

netting

agreements,

such

as

the

ISDA
Master

Agreement

or

derivative

exchange

or

clearing

counterparty

agreements,

whereby

all

outstanding

transactions

with

the

same

counterparty
can

be

offset

and

close-out

netting

applied

across

all

outstanding

transactions

covered

by

the

agreements

if

an

event

of

default

or

other
predetermined

events

occur.

Financial

collateral

refers

to

cash

and

non

-

cash

collateral

obtained,

typically

daily

or

weekly,

to

cover

the

net

exposure

between

counterparties

by
enabling

the

collateral

to

be

realised

in

an

event

of

default

or

if

other

predetermined

events

occur.

Reverse

repurchase

and

repurchase

agreements

and

other

similar

secured

lending

and

borrowing

The

‘Amounts

offset’

column

identifies

financial

assets

and

liabilities

that

are

subject

to

set

off

under

netting

agreements,

such

as

Global

Master
Repurchase

Agreements

and

Global

Master

Securities

Lending

Agreements,

whereby

all

outstanding

transactions

with

the

same

counterparty

can

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

151
be

offset

and

close-out

netting

applied

across

all

outstanding

transactions

covered

by

the

agreements

if

an

event

of

default

or

other

predetermined
events

occur.

Financial

collateral

typically

comprises

highly

liquid

securities

which

are

legally

transferred

and

can

be

liquidated

in

the

event

of

counterparty
default.

These

offsetting

and

collateral

arrangements

and

other

credit

risk

mitigation

strategies

used

by

the

Barclays

Bank

Group

are

further

explained

in
the

Credit

risk

mitigation

section

on

page

s

38

and

39.

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

152
The

notes

included

in

this

section

focus

on

the

Barclays

Bank

Group’s

loans

and

advances

and

deposits

at

amortised

cost,

leases,

property,

plant
and

equipment

and

goodwill

and

intangible

assets.

Details

regarding

the

Barclays

Bank

Group’s

liquidity

and

capital

position

can

be

found

on

pages
72

to

83.

18

Loans

and

advances

and

deposits

at

amortised

cost

Accounting

for

loans

and

advances

and

deposits

held

at

amortised

cost

under

IFRS

9

effective

from

1

January

2018
Loans

and

advances

to

customers

and

banks,

customer

accounts,

debt

securities

and

most

financial

liabilities,

are

held

at

amortised

cost.

That

is,
the

initial

fair

value

(which

is

normally

the

amount

advanced

or

borrowed)

is

adjusted

for

repayments

and

the

amortisation

of

coupon,

fees

and
ex

penses

to

represent

the

effective

interest

rate

of

the

asset

or

liability.

Balances

deferred

on

-

balance

sheet

as

effective

interest

rate

adjustments
are

amortised

to

interest

income

over

the

life

of

the

financial

instrument

to

which

they

relate.

Financial

assets

that

are

held

in

a

business

model

to

collect

the

contractual

cash

flows

and

that

contain

contractual

terms

that

give

rise

on

specified
dates

to

cash

flows

that

are

SPPI,

are

measured

at

amortised

cost.

The

carrying

value

of

these

financial

assets

at

initial

recognition

includes

any
directly

attributable

transaction

costs.

Refer

to

note

1

for

details

on

‘solely

payments

of

principal

and

interest’.

In

determining

whether

the

business

model

is

a

‘hold

to

collect’

model,

the

objective

of

the

business

model

must

be

to

hold

the

financial

asset

to
collect

contractual

cash

flows

rather

than

holding

the

financial

asset

for

trading

or

short

-

term

profit

taking

purposes.

While

the

objective

of

the
business

model

must

be

to

hold

the

financial

asset

to

collect

contractual

cash

flows

this

does

not

mean

the

Barclays

Bank

Group

is

required

to

hold
the

financial

assets

until

maturity.

When

determining

if

the

business

model

objective

is

to

collect

contractual

cash

flows

the

Barclays

Bank

Group
will

consider

past

sales

and

expectations

about

future

sales.

Accounting

for

loans

and

advances

and

deposits

held

at

amortised

cost

under

IAS

39

for

2017

Loans

and

advances

to

customers

and

banks,

customer

accounts,

debt

securities

and

most

financial

liabilities,

are

held

at

amortised

cost.
That

is,

the

initial

fair

value

(which

is

normally

the

amount

advanced

or

borrowed)

is

adjusted

for

repayments

and

the

amortisation

of

coupon,

fees
and

expenses

to

represent

the

effective

interest

rate

of

the

asset

or

liability.

Balances

deferred

on

-

balanc

e

sheet

as

effective

interest

rate
adjustments

are

amortised

to

interest

income

over

the

life

of

the

financial

instrument

to

which

they

relate.
Loans

and

advances

and

deposits

at

amortised

cost
Barclays

Bank

Group
2019 2018
As

at

31

December
£m £m
Loans

and

advances

at

amortised

cost

to

banks
9,722 10,228
Loans

and

advances

at

amortised

cost

to

customers
121,015 124,891
Debt

securities

at

amortised

cost
10,899 1,840
Total

loans

and

advances

at

amortised

cost
141,636 136,959
Deposits

at

amortised

cost

from

banks
18,144 15,569
Deposits

at

amortised

cost

from

customers
195,737 183,768
Total

deposits

at

amortised

cost
213,881 199,337

19

Property,

plant

and

equipment

Accounting

for

property,

plant

and

equipment
The

Barclays

Bank

Group

applies

IAS

16
Property

Plant

and

Equipment

and

IAS

40
Investment

Properties
.

Property,

plant

and

equipment

is

stated

at

cost,

which

includes

direct

and

incremental

acquisition

costs

less

accumulated

depreciation

and
provisions

for

imp

airment,

if

required.

Subsequent

costs

are

capitalised

if

these

result

in

enhancement

of

the

asset.

Depreciation

is

provided

on

the

depreciable

amount

of

items

of

property,

plant

and

equipment

on

a

straight-

line

basis

over

their

estimated

useful
economic

lives.

Depreciation

rates,

methods

and

the

residual

values

underlying

the

calculation

of

depreciation

of

items

of

property,

plant

and
equipment

are

kept

under

review

to

take

account

of

any

change

in

circumstances.

The

Barclays

Bank

Group

uses

the

followin

g

annual

rates

in
calculating

depreciation:

Annual

rates

in

calculating

depreciation
Depreciation

rate

Freehold

land

Freehold

buildings

and

long

-

leasehold

property

(more

than

50

years

to

run)

Leasehold

property

over

the

remaining

life

of

the

lease

(less

than

50

years

to

run)
Costs

of

adaptation

of

freehold

and

leasehold

property
Equipment

installed

in

freehold

and

leasehold

property
Computers

and

similar

equipment
Fixtures

and

fittings

and

other

equipment
Not

depreciated
2

-

3.3%
Over

the

remaining

life

of

the

lease

6

-

10%
6

-

10%
17

-

33%
9

-20%

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

153
Costs

of

adaptation

and

installed

equipment

are

depreciated

over

the

shorter

of

the

life

of

the

lease

or

the

depreciation

rates

noted

in

the

table
above.

Investment

property
The

Barclays

Bank

Group

initially

recognises

investment

property

at

cost,

and

subsequently

at

fair

value

at

each

balance

sheet

date,

reflecting
market

conditions

at

the

reporting

date.

Gains

and

losses

on

remeasurement

are

included

in

the

income

statement.

Barclays

Bank

Group
Investment
property Property Equipment
Leased

assets
Right

of

use

assets
a
Total
£m £m £m £m £m £m
Cost
As

at

31

December

2018
9 1,463 1,079 9 - 2,560
Effects

of

changes

in

accounting

policies

(see
Note

1)
- - - - 580 580
As

at

1

January

2019
9 1,463 1,079 9 580 3,140
Additions 5 233 182 - 45 465
Disposals - (19) (144) - (6) (169)
Exchange

and

other

movements
(1) (42) (46) - 2 (87)
As

at

31

December

2019
13 1,635 1,071 9 621 3,349
Accumulated

depreciation

and

impairment
As

at

31

December

2018
- (658) (946) (9) - (1,613)
Effects

of

changes

in

accounting

policies

(see
Note

1)
- - - - (71) (71)
As

at

1

January

2019
- (658) (946) (9) (71) (1,684)
Additions - - (31) - - (31)
Depreciation

charge
- (72) (65) - (75) (212)
Disposals - 13 142 - - 155
Exchange

and

other

movements
- 20 34 - - 54
As

at

31

December

2019
- (697) (866) (9) (146) (1,718)
Net

book

value

13 938 205 - 475 1,631
Cost
As

at

1

January

2018
116 2,243 1,066 9 - 3,434
Transfer

of

UK

banking

business
- (958) - - - (958)
Additions 9 155 79 - - 243
Disposals (115) (45) (101) - - (261)
Change

in

fair

value

of

investment

properties
(3) - - - - (3)
Exchange

and

other

movements
2 68 35 - - 105
As

at

31

December

2018
9 1,463 1,079 9 - 2,560
Accumulated

depreciation

and

impairment
As

at

1

January

2018
- (983) (923) (9) - (1,915)
Transfer

of

UK

banking

business
- 448 - - - 448
Additions - (60) (32) - - (92)
Depreciation

charge
- (61) (58) - - (119)
Impairment

charge
- (1) - - - (1)
Disposals - 22 94 - - 116
Exchange

and

other

movements
- (23) (27) - - (50)
As

at

31

December

2018
- (658) (946) (9) - (1,613)
Net

book

value

9 805 133 - - 947

Note
a

Right

of

use

(ROU)

asset

balances

relate

to

Property

Leases

under

IFRS

16,

which

Barclays

adopted

on

1

January

2019.

Refer

to

Note

20

for

further

details.

Property

rentals

of

£

1

0

m

(2018:

£6m)

have

been

included

in

other

income

within

Barclays
  Bank   Group.

The

fair

value

of

investment

property

is

determined

by

reference

to

current

market

prices

for

similar

properties,

adjusted

as

necessary

for

condition
and

location,

or

by

reference

to

recent

transactions

updated

to

reflect

current

economic

conditions.

Discounted

cash

flow

techniques

may

be
employed

to

calculate

fair

value

where

there

have

been

no

recent

transactions,

using

current

external

market

inputs

such

as

market

rents

and
interest

rates.

Valuations

are

carried

out

by

management

with

the

support

of

appr

opriately

qualified

independent

valuers.

Refer

to

Note

16

for
further

details.

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

154
20

Leases

Accounting

for

leases

under

IFRS

16

effective

from

1

January

2019
IFRS

16

applies

to

all

leases

with

the

exception

of

licenses

of

intellectual

property,

rights

held

by

licensing

agree

ment

within

the

scope

of

IAS

38
Intangible

Assets,

service

concession

arrangements,

leases

of

biological

assets

within

the

scope

of

IAS

41
Agriculture

and

leases

of

minerals,

oil,
natural

gas

and

similar

non

-

regenerative

resources.

IFRS

16

includes

an

accounting

policy

choice

for

a

lessee

to

elect

not

to

apply

IFRS

16

to
remaining

assets

within

the

scope

of

IAS

38

Intangible

Assets

which

the

Barclays

Ba

nk

Group

has

decided

to

apply.

When

the

Barclays

Bank

Group

is

the

lessee,

it

is

required

to

recognise

both:
◾

A

lease

liability,

measured

at

the

present

value

of

remaining

cash

flows

on

the

lease,

and

◾

A

right

of

use

(ROU)

asset,

measured

at

the

amount

of

the

initial

measurement

of

the

lease

liability,

plus

any

lease

payments

made

prior

to
commencement

date,

initial

direct

costs,

and

estimated

costs

of

restoring

the

underlying

asset

to

the

condition

required

by

the

lease,

less

any
lease

incentives

received

.

Subsequently

the

lease

liability

will

increase

for

the

accrual

of

interest,

resulting

in

a

constant

rate

of

return

throughout

the

life

of

the

lease,

and
reduce

when

payments

are

made.

The

right

of

use

asset

will

amortise

to

the

income

statement

over

the

life

of

the

lease.

The

lease

liability

is
remeasured

when

there

is

a

cha

nge

in

the

one

of

the

following:
◾

Future

lease

payments

arising

from

a

change

in

an

index

or

rate;
◾

The

Barclays

Bank

Group

’s

estimate

of

the

amount

expected

to

be

payable

under

a

residual

value

guarantee;

or
◾

The

Barclays

Bank

Group

’s

assessment

of

whether

it

will

exercise

a

purchase,

extension

or

termination

option.

When

the

lease

liability

is

remeasured

a

corresponding

adjustment

is

made

to

the

carrying

amount

of

the

ROU

asset,

o

r

is

recorded

in

the

income
statement

if

the

carrying

amount

of

the

ROU

asset

has

been

reduced

to

nil.

On

the

balance

sheet,

the

ROU

assets

are

included

within

property,

plant

and

equipment

and

the

lease

liabilities

are

included

within

other

liabilities.

The

Barclays

Bank

Group

applies

the

recognition

exemption

in

IFRS

for

leases

with

a

term

not

exceeding

12

months

.

For

these

leases

the

lease
payments

are

recognised

as

an

expense

on

a

straight

line

basis

over

the

lease

term

unless

another

systematic

basis

is

more

appropriate.

When

the

Barclays

Bank

Group

is

the

lessor,

the

lease

must

be

classified

as

either

a

finance

lease

or

an

operating

lease.

A

finance

lease

is

a

lease
which

confers

substantially

all

the

risks

and

rewards

of

the

leased

assets

on

the

lessee.

An

operating

lease

is

a

lease

where

substantially

all

of

the
risks

and

rewards

of

the

leased

asset

remain

with

the

lessor.

When

the

lease

is

deemed

a

finance

lease,

the

leased

asset

is

not

held

on

the

balance

sheet;

instead

a

finance

lease

receivable

is

recognised
representing

the

minimum

lease

payments

receivable

under

the

terms

of

the

lease,

discounted

at

the

rate

of

interest

implicit

in

the

lease.

When

the

lease

is

deemed

an

operating

lease,

the

lease

income

is

recognised

on

a

straight-

line

basis

over

the

period

of

the

lease

unless

another
systematic

basis

is

more

appropriate.

The

Barclays

Bank

Group

holds

the

leased

assets

on

-

balance

sheet

within

property,

plant

and

equipment.

Accounting

for

finance

leases

under

IAS

17

for

2018

and

2017
Under

IAS

17,

a

finance

lease

is

a

lease

which

confers

substantially

all

the

risks

and

rewards

of

the

leased

assets

on

the

lessee.

Where

the

Barclays
Bank

Group

is

the

lessor,

the

leased

asset

is

not

held

on

the

balance

sheet;

instead

a

finance

lease

receivable

is

recognised

representing

the
minimum

lease

payments

receivable

under

the

terms

of

the

lease,

discounted

at

the

rate

of

interest

implicit

in

the

lease.

Where

the

Barclays

Bank
Group

is

the

lessee,

the

leased

asset

is

recognised

in

property,

plant

and

equipment

and

a

finance

lease

liability

is

recognised,

representing

the
minimum

lease

payments

payable

under

the

lease,

discounted

at

the

rate

of

interest

implicit

in

the

lease.

Interest

income

or

expense

is

recognised

in

interest

receivable

or

payable,

allocated

to

accounting

periods

to

reflect

a

constant

periodic

rate

of
return.

Accounting

for

operating

leases

under

IAS

17

for

2018

and

2017
An

operating

lease

under

IAS

is

a

lease

where

substantially

all

of

the

risks

and

rewards

of

the

leased

assets

remain

with

the

lessor.

Where

the
Barclays

Bank

Group

is

the

lessor,

lease

income

is

recognised

on

a

straight-

line

basis

over

the

period

of

the

lease

unless

another

systematic

basis

is
more

appropriate.

The

Barclays

Bank

Gr

oup

holds

the

leased

assets

on

-

balance

sheet

within

property,

plant

and

equipment.

Where

the

Barclays

Bank

Group

is

the

lessee,

rentals

payable

are

recognised

as

an

expense

in

the

income

statement

on

a

straight-

line

basis

over

the
lease

term

unless

anothe

r

systematic

basis

is

more

appropriate.

As

a

Lessor
Finance

lease

receivables

are

included

within

loans

and

advances

at

amortised

cost.

The

Barclays

Bank

Group

specialises

in

the

provision

of

leasing
and

other

asset

finance

facilities

across

a

broad

range

of

asset

types

to

business

and

individual

customers.

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

155
The

following

table

sets

out

a

maturity

analysis

of

lease

receivables,

showing

the

lease

payments

to

be

received

after

the

reporting

date:

2019 2018
Gross
investment

in
finance

lease
receivables
Future

finance
income
Present

value
of

minimum
lease
payments
receivable
Un-
guaranteed
residual
values
Gross
investment

in
finance

lease
receivables
Future

finance
income
Present

value
of

minimum
lease
payments
receivable
Un

-guaranteed
residual

values
£m £m £m £m £m £m £m £m
Barclays

Bank

Group
- - - -
Not

more

than

one

year
1,403 (115) 1,288 77 1,333 (110) 1,223 86
One

to

two

year
909 (76) 833 53 827 (69) 758 53
Two

to

three

year
593 (49) 544 45 599 (49) 550 55
Three

to

four

year
354 (28) 326 43 401 (38) 363 20
Four

to

five

year
123 (8) 115 19 185 (15) 170 20
Over

five

years
115 (17) 98 22 381 (44) 337 22
Total 3,497 (293) 3,204 259 3,726 (325) 3,401 256

The

Barclays

Bank

Group

does

not

have

any

material

operating

leases

as

a

lessor.

The

impairment

allowance

for

finance

lease

receivables

amounted

to

£55m

(2018:

£87m).

Finance

lease

income
Finance

lease

income

is

included

within

interest

income.

The

following

table

shows

amounts

recognised

in

the

income

statement

during

the

year.

Barclays

Bank

Group
2019
£m
Finance

income

from

net

investment

in

lease
141
Profit

on

sales
6

As

a

Lessee

The

Barclays

Bank

Group

leases

various

offices,

branches

and

other

premises

under

non

-

cancellable

lease

arrangements

to

meet

its

operational
business

requirements.

In

some

instances,

Barclays

Bank

Group

will

sublease

property

to

third

parties

when

it

is

no

longer

need

ed

to

meet

business
requirements.

Currently,

Barclays

Bank

Group

does

not

have

any

material

subleasing

arrangements

.

ROU

asset

balances

relate

to

property

leases

only.

Refer

to

Note

for

a

breakdown

of

the

carrying

amount

of

ROU

assets.

The

Barclays

Bank

Group

recognised

total

expense

of

£

3

m

for

short

term

leases

during

the

year

.

The

portfolio

of

short

term

leases

to

which
Barclays

Bank

Group

is

exposed

at

the

end

of

the

year

is

not

dissimilar

to

the

expenses

recognised

in

the

year.

Lease

liabilities

Barclays

Bank

Group
2019
£m
As

at

31

December

2018
-
Effect

of

changes

in

accounting

policies

(see

Note

1)
569
As

at

1

January

2019
569
Interest

expense
25
New

leases
43
Disposals (7)
Cash

payments
(106)
Exchange

and

other

movements
5
As

at

31

December

2019

(see

Note

22)

529

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

156
The

below

table

sets

out

a

maturity

analysis

of

undiscounted

lease

liabilities,

showing

the

lease

payments

to

be

paid

after

the

reporting

date.

Undiscounted

lease

liabilities

maturity

analysis
Barclays

Bank

Group
Barclays

Bank

PLC
2019 2019
£m £m
Not

more

than

one

year
112 34
One

to

two

years
86 30
Two

to

three

years

66 28
Three

to

four

years
57 27
Four

to

five

years
52 26
Five

to

ten

years
199 120
Greater

than

ten

years
84 53
Total

undiscounted

lease

liabilities

as

at

31

December

2019
656 318

In

addition

to

the

cash

flows

identified

above,

Barclays

Bank

Group

is

exposed

to:

◾

Variable

lease

payments:

This

variability

will

typically

arise

from

either

inflation

index

instruments

or

market

based

pricing

adjustments.

Currently,

Barclays

Bank

Group

has

71

leases

out

of

the

total

143

leases

which

have

variable

lease

payment

terms

based

on

market

based

pricing
adjustments.

Of

the

gross

cash

flows

identified

above,

£

403

m

is

attributable

to

leases

with

some

degree

of

variability

predominately

linked

to
market

based

pricing

adjustments.

◾

Extension

and

termination

options:

The

table

above

represents

Barclays

Bank

Group’s

best

estimate

of

future

cash

out

flows

for

leases,

including
assumptions

regarding

the

exercising

of

contractual

extension

and

termination

options.

The

above

gross

cash

flows

have

been

reduced

by
£408m

for

leases

where

Barclays

Bank

Group

are

highly

expected

to

exercise

an

early

termination

option.

However,

there

is

no

significant

impact
where

Barclays

Bank

Group

is

expected

to

exercise

an

extension

option.

The

Barclays

Bank

Group

currently

does

not

have

any

significant

sale

and

lease

back

transactions.

The

Barclays

Bank

Group

does

not

have

any
restrictions

or

covenants

imposed

by

the

lessor

on

its

property

leases

which

restrict

its

businesses.

Operating

lease

commitments

under

IAS

17

in

2018
In

2018,

o

perating

lease

rentals

of

£158

m

were

included

in

infrastructure

costs.

The

prior

year

comparative

table

for

future

minimum

lease

payments

by

the

Barclays

Bank

Group

under

non

-

cancellable

operating

leases

ar

e

as
follows:

Barclays

Bank

Group
2018
Property
£m
Not

more

than

one

year
115
Over

one

year

but

not

more

than

five

years
258
Over

five

years
698
Total 1,071

Goodwill

and

intangible

assets

Accounting

for

goodwill

and

intangible

assets
Goodwill
The

carrying

value

of

goodwill

is

determined

in

accordance

with

IFRS

3
Business

Combinations

and

IAS

36
Impairment

of

Assets.

Goodwill

arising

on

the

acquisition

of

subsidiaries

represents

the

excess

of

the

fair

value

of

the

purchase

consideration

over

the

fair

value

of

the
Barclays

Bank

Group’s

share

of

the

assets

acquired

and

the

liabilities

and

contingent

liabilities

assumed

on

the

date

of

the

acquisition.

Goodwill

is

reviewed

annually

for

impairment,

or

more

frequently

when

there

are

indications

that

impairment

may

have

occurred.

The

test

involves
comparing

the

carrying

value

of

the

cash

generating

unit

(CGU)

including

goodwill

with

the

present

value

of

the

pre

-

tax

cash

flows,

discounted

at

a
rate

of

interest

that

reflects

the

inhe

rent

risks,

of

the

CGU

to

which

the

goodwill

relates,

or

the

CGU’s

fair

value

if

this

is

higher.

Intangible

assets

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

157
Intangible

assets

other

than

goodwill

are

accounted

for

in

accordance

with

IAS

38
Intangible

Assets
.

Intangible

assets

are

initially

reco

gnised

when

they

are

separable

or

arise

from

contractual

or

other

legal

rights,

the

cost

can

be

measured

reliably
and,

in

the

case

of

intangible

assets

not

acquired

in

a

business

combination,

where

it

is

probable

that

future

economic

benefits

attributable

to

the
assets

will

flow

from

their

use.

Intangible

assets

are

stated

at

cost

(which

is,

in

the

case

of

assets

acquired

in

a

business

combination,

the

acquisition

date

fair

value)

less
accumulated

amortisation

and

provisions

for

impairment,

if

any,

and

are

amortised

over

their

useful

lives

in

a

manner

that

reflects

the

pattern

to
which

they

contribute

to

future

cash

flows,

generally

using

the

amortisation

periods

set

out

below:

Annual

rates

in

calculating

amortisation
Amortisation

period
Goodwill

Internally

generated

software
a
Other

software
Customer

lists
Licences

and

other
Not

amortised
12

months

to

6

years
1

2

months

to

6

years
12

months

to

25

years
12

months

to

25

years

Intangible

assets

are

reviewed

for

impairment

when

there

are

indications

that

impairment

may

have

occurred.

Note
a

Exceptions

to

the

above

rate

relate

to

useful

lives

of

certain

core

banking

platforms

that

are

assessed

individually

and,

if

appropriate,

amortised

over

longer

periods

ranging

from
10

to

15

years.

Intangible

assets
Goodwill
Internally
generated
software
Other

software
Customer

lists
Licences

and
other Total
£m £m £m £m £m £m
Barclays

Bank

Group
Cost
As

at

1

January

2019

445

1,342

100

1,540

532

3,959
Additions

and

disposals
(33)

133
(15) (128) (39) (82)
Exchange

and

other

movements
(6) (45) (4) (41) (35) (131)
As

at

31

December

2019

406

1,430

81

1,371

458

3,746
Accumulated

amortisation

and

impairment
As

at

1

January

2019
(111) (812) (78) (1,277) (354) (2,632)
Disposals
-

63

31

128

36

258
Amortisation

charge
-

(154) (13) (44) (34) (245)
Impairment

charge
-

(2)
-

-

-

(2)
Exchange

and

other

movements
-

35

6

34

12

87
As

at

31

December

2019
(111) (870) (54) (1,159) (340) (2,534)
Net

book

value

295

560

27

212

118

1,212

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

158
Goodwill
Internally
generated
software
Other

software
Customer

lists
Licences

and
other Total
£m £m £m £m £m £m
Barclays

Bank

Group
Cost
As

at

1

January

2018
4,710

1,287

96

1,547

490

8,130

Transfer

of

UK

banking

business
(4,276)

-

-

(90)

-

(4,366)
Additions

and

disposals

-

(8)
11

-

13

16

Exchange

and

other

movements
11

63

(7)
83

29

179

As

at

31

December

2018
445

1,342

100

1,540

532

3,959

Accumulated

amortisation

and

impairment
As

at

1

January

2018
(860) (787) (75) (1,210) (313) (3,245)
Transfer

of

UK

banking

business
750

-

-

79

-

829

Additions

and

disposals

-

161

(1)

-

12

172

Amortisation

charge

-

(156) (11) (78) (31) (276)
Impairment

charge

-

(1)

-

-

-

(1)
Exchange

and

other

movements
(1) (29)
9

(68) (22) (111)
As

at

31

December

2018
(111) (812) (78) (1,277) (354) (2,632)
Net

book

value
334

530

22

263

178

1,327

Goodwill
Goodwill

is

allocated

to

business

operations

according

to

business

segments

as

follows:

Barclays

Bank

Group
2019 2018
£m £m
Consumer,

Cards

and

Payments
295 334
Total

net

book

value

of

goodwill
295 334

Goodwill

Testing

goodwill

for

impairment

involves

a

significant

amount

of

judgement.

This

includes

the

identification

of

independent

CGUs

and

the
allocation

of

goodwill

to

these

units

based

on

which

units

are

expected

to

benefit

from

the

acquisition.

Cash

flow

projections

take

into

account
change

s

in

the

market

in

which

a

business

operates

including

the

level

of

growth,

competitive

activity,

and

the

impacts

of

regulatory

change.

The
estimation

of

pre

-

tax

cash

flows

is

sensitive

to

the

periods

for

which

detailed

forecasts

are

available

and

to

assumptions

regarding

long

-

term
sustainable

cash

flows.

Goodwill

within

the

Consumer,

Cards

and

Payments

segment

was

£

295

m

(201

8:

£334

m).

The

carrying

value

of

the

CGUs

have

been

determined

by
using

net

asset

values.

The

recoverable

amounts

of

the

CGUs,

calculated

as

value

in

use,

have

been

determined

using

cash

flow

predictions

based
on

financial

budgets

approved

by

management,

covering

a

five-

year

period,

with

a

terminal

growth

rat

e

of

1.5%

(2018:

0.0%

to

3.5

%)

applied
thereafter.

The

forecasted

cash

flows

have

been

discounted

at

a

pre

-

tax

rate

of

1

1

.0%

to

13.

2

%

(2018

:

11.1%

to

13.

7

%).

Based

on

these
assumptions,

the

total

recoverable

amount

exceeded

the

carrying

amount

including

goodwill

by

£7,288m

(2018:

£10

,553

m).

A

one

percentage

point
change

in

the

discount

rate

or

terminal

growth

rate

would

increase

or

decrease

the

recoverable

amount

by

£1,108m

(2018:

£1,618m)

and

£730m
(2018:

£1,148

m)

respectively.

A

reduction

in

the

forecast

cash

flows

of

1

5

%

per

annum

(2018:

10%)

would

redu

ce

the

recoverable

amount

by
£896m

(2018:

£1,675

m).

Other

intangible

assets

Determining

the

estimated

useful

lives

of

intangible

assets

(such

as

those

arising

from

contractual

relationships)

requires

an

analysis

of
circumstances.

The

assessment

of

whether

an

asset

is

exhibiting

indicators

of

impairment

as

well

as

the

calculation

of

impairment,

which

requires
the

estimate

of

future

cash

flows

and

fair

values

less

costs

to

sell,

also

requires

the

preparation

of

cash

flow

forecasts

and

fair

values

for

assets

that
may

not

be

regula

rly

bought

and

sold.

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

159
The

notes

included

in

this

section

focus

on

the

Barclays

Bank

Group’s

accruals,

provisions

and

contingent

liabilities.

Provisions

are

recognised

for
present

obligations

arising

as

consequences

of

past

events

where

it

is

probable

that

a

transfer

of

economic

benefit

will

be

necessary

to

settle

the
obligat

ion,

and

it

can

be

reliably

estimated.

Contingent

liabilities

reflect

potential

liabilities

that

are

not

recognised

on

the

balance

sheet.

Other

liabilities

Barclays

Bank

Group
2019 2018
£m £m
Accruals

and

deferred

income
2,419 2,680
Other

creditors
2,116 2,345
Items

in

the

course

of

collection

due

to

other

banks
175 141
Obligation

under

Finance

Lease
- 4
Lease

liabilities
a

(refer

to

Note

20)
529 -
Other

liabilities
5,239 5,170

Note
a

Lease

liabilities

represents

the

minimum

lease

payments

under

the

lease

discounted

at

the

rate

implicit

in

the

lease.

Provisions

Accounting

for

provisions
The

Barclays

Bank

Group

applies

IAS

37
Provisions,

Contingent

Liabilities

and

Contingent

Assets
in

accounting

for

non

-

financial

liabilities.

Provisions

are

recognised

for

present

obligations

arising

as

consequences

of

past

events

where

it

is

more

likely

than

not

that

a

transfer

of

economic
benefit

will

be

necessary

to

settle

the

obligation,

which

can

be

reliably

estimated.

Provision

is

made

for

the

anticipated

cost

of

restructuring,
including

redundancy

costs

when

an

obligation

exists;

for

example,

when

the

Barclays

Bank

Group

has

a

detailed

formal

plan

for

restructuring

a
business

and

has

raised

v

alid

expectations

in

those

affected

by

the

restructuring

by

announcing

its

main

features

or

starting

to

implement

the

plan.
Provision

is

made

for

undrawn

loan

commitments

if

it

is

probable

that

the

facility

will

be

drawn

and

result

in

the

recognition

of

an

asset

at

an
amount

less

than

the

amount

advanced.

Critical

accounting

estimates

and

judgements

The

financial

reporting

of

provisions

involves

a

significant

degree

of

judgement

and

is

complex.

Identifying

whether

a

present

obligation

exists

and
estimating

the

probability,

timing,

nature

and

quantum

of

the

outflows

that

may

arise

from

past

events

requires

judgements

to

be

made

based

on
the

specific

facts

and

circumstances

relating

to

individual

events

and

often

requires

specialist

professional

advice.

When

matters

are

at

an

early
stage,

accounting

judgements

and

estimates

can

be

difficult

because

of

the

high

degree

of

uncertainty

involved.

Management

continues

to

monitor
matters

as

they

develop

to

re

-

evaluate

on

an

ongoing

basis

whether

provisions

should

be

recognised,

however

there

can

remain

a

wide

range

of
possible

outcomes

and

uncertainties,

particularly

in

relation

to

legal,

competition

and

regulatory

matters,

and

as

a

result

it

is

often

not

practicable
to

make

meaningful

estimates

even

when

matters

are

at

a

more

advanced

stage.

The

complexity

of

such

matters

often

requires

the

input

of

specialist

professional

advice

in

making

assessments

to

produce

estimates.

Customer
redress

and

legal,

competition

and

regulatory

matters

are

areas

where

a

higher

degree

of

professional

judgement

is

required.

The

amount

that

is
recognised

as

a

provision

can

also

be

very

sensitive

to

the

assumptions

made

in

calculating

it.

This

gives

rise

to

a

large

range

of

potential

outcomes
which

require

judgement

in

determining

an

appr

opriate

provision

level.

See

below

for

information

on

payment

protection

redress

and

Note

for
more

detail

of

legal,

competition

and

regulatory

matters.

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

160
Undrawn
contractually
committed
facilities

and
guarantees
provided
a
Legal,
competition

and
regulatory
matters
Onerous
contracts
Redundancy
and
restructuring
Customer
redress
Sundry
provisions Total
£m £m £m £m £m £m £m
Barclays

Bank

Group
As

at

December

2018
90 68 217 127 411 214 1,127
Effects

of

changes

in

accounting

policies
b
(46) - - - - - (46)
As

at

1

January

2019
44 68 217 127 411 214 1,081
Additions 11 86 373 20 286 35 811
Amounts

utilised
(30) (60) - (66) (302) (48) (506)
Unused

amounts

reversed
- (29) (332) (15) (16) (13) (405)
Exchange

and

other

movements
(5) (2) (6) 5 (5) (17) (30)
As

at

31

December

2019
20 63 252 71 374 171 951

Note
a

Undrawn

contractually

committed

facilities

and

guarantees

provisions

are

accounted

for

under

IFRS

9.
b

Upon

adoption

of

IFRS

16

on

1

January

2019,

£46m

of

onerous

lease

provisions

in

Barclays

Bank

Group

were

transferred

to

right

of

use

asset

impairment

allowance.

Please

see
page

107

in

note

1

for

further

detail.

Provisions

expected

to

be

recovered

or

settled

within

no

more

than

12

months

after

31

December

201

9

for

Barclays

Bank

Group

were

£739

m
(2018:

£791

m)

.

Onerous

contracts

Onerous

contract

provisions

comprise

an

estimate

of

the

costs

involved

with

fulfilling

the

terms

and

conditions

of

contracts

net

of

any

expected
benefits

to

be

received.

Redundancy

and

restructuring

These

provisions

comprise

the

estimated

cost

of

restructuring,

including

redundancy

costs

where

an

obligation

exists.

Additions

made

during

the
year

relate

to

formal

restructuring

plans

and

have

either

been

utilised,

or

reversed,

where

total

costs

are

now

expected

to

be

lower

than

the
original

provision

amount.

Undrawn

contractually

committed

facilities

and

guarantees

Impairment

allowance

under

IFRS

9

considers

both

the

drawn

and

the

undrawn

counterparty

exposure.

For

retail

portfolios,

the

total

impairment
allowance

is

allocated

to

the

drawn

exposure

to

the

extent

that

the

allowance

does

not

exceed

the

exposure

as

ECL

is

not

reported

separately.

Any
excess

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.

For

wholesale

portfolios

the

impairment

allowance

on

the

undrawn
exposure

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision

.

P

rovisions

are

made

if

it

is

probable

that

a

facility

will

be

drawn

and
the

resulting

asset

is

expected

to

have

a

realisable

value

that

is

less

than

the

amount

advanced.

Customer

redress

Customer

redress

provisions

comprise

the

estimated

cost

of

making

redress

payments

to

customers,

clients

and

counterparties

for

losses

or
damages

associated

with

inappropriate

judgement

in

the

execution

of

Barclays

Bank

Group

’s

business

activities.

Provisions

for

other

customer
redress

include

smaller

p

rovisions

across

the

corporate

businesses

which

are

expected

to

be

utilised

in

the

next

12

-

months.

Legal,

competition

and

regulatory

matters

The

Barclays

Bank

Group

is

engaged

in

various

legal

proceedings,

both

in

the

UK

and

a

number

of

other

overseas

jurisdictions,

including

the

US.

For
further

information

in

relation

to

legal

proceedings

and

discussion

of

the

associated

uncertainties,

please

refer

to

Note

25.

Sundry

provisions

This

category

includes

provisions

that

do

not

fit

into

any

of

the

other

categories,

such

as

fraud

losses

and

dilapidation

provisions
.

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

161
24

Contingent

liabilities

and

commitments
Accounting

for

contingent

liabilities
Contingent

liabilities

are

possible

obligations

whose

existence

will

be

confirmed

only

by

uncertain

future

events,

and

present

obligations

where

the
transfer

of

economic

resources

is

uncertain

or

cannot

be

reliably

measured.

Contingent

liabilities

are

not

recognised

on

the

balance

sheet

but

are
disclosed

unless

the

likelihood

of

an

outflow

of

economic

resources

is

remote.

The

following

table

summarises

the

nominal

principal

amount

of

contingent

liabilities

and

commitments

which

are

not

recorded

on

-

balance

sheet:

Barclays

Bank

Group
2019 2018
£m £m
Guarantees

and

letters

of

credit

pledged

as

collateral

security
17,006 15,046
Performance

guarantees,

acceptances

and

endorsements
6,771 4,348
Total

contingent

liabilities
23,777 19,394

Of

which:

Financial

guarantees

carried

at

fair

value
43 4
Documentary

credits

and

other

short

-

term

trade

related

transactions
1,291 1,741
Standby

facilities,

credit

lines

and

other

commitments
268,736 256,027
Total

commitments
270,027 257,768

Of

which:

Loan

commitments

carried

at

fair

value
17,660 11,703

Provisions

held

against

contingent

liabilities

and

commitments

equal

£252m

(2018:

£217m)

for

Barclays

Bank

Group

.

Further

details

on

contingent

liabilities

relating

to

legal

and

competition

and

regulatory

matters

can

be

found

in

Note

25.

Legal,

competition

and

regulatory

matters

Barclays

Bank

Group

face

legal,

competition

and

regulatory

challenges,

many

of

which

are

beyond

our

control.

The

extent

of

the

impact

of

these
matters

cannot

always

be

predicted

but

may

materially

impact

our

operations,

financial

results,

condition

and

prospects.

Matters

arising

from

a

set
of

similar

circumstances

can

give

rise

to

either

a

contingent

liability

or

a

provision,

or

both,

depending

on

the

relevant

facts

and

circumstances.

The

recognition

of

provisions

in

relation

to

such

matters

involves

critical

accounting

estimates

and

judgments

in

accordance

with

the

relevant
accounting

po

licies

as

described

in

Note

23,

Provisions.

We

have

not

disclosed

an

estimate

of

the

potential

financial

impact

or

effect

on

the

Barclays
Bank

Group

of

contingent

liabilities

where

it

is

not

currently

practicable

to

do

so.

Various

matters

detailed

in

this

note

seek

damages

of

an
unspecified

amount.

While

certain

matters

specify

the

damages

claimed,

such

claimed

amounts

do

not

necessarily

reflect

the

Barclays

Bank
Group’s

potential

financial

exposure

in

respect

of

those

matters.

Investigations

into

certain

advisory

services

agreements

and

other

matters

and

civil

action

FCA

proceedings

In

2008,

Barclays

Bank

PLC

and

Qatar

Holdings

LLC

entered

into

two

advisory

service

agreements

(the

Agreements).

The

Financial

Conduct
Authority

(FCA),

is

conducting

an

inve

stigation

into

whether

the

Agreements

may

have

related

to

Barclays

PLC’s

capital

raisings

in

June

and
November

2008

(the

Capital

Raisings)

and

therefore

should

have

been

disclosed

in

the

announcements

or

public

documents

relating

to

the

Capital
Raisings.

I

n

2013,

the

FCA

issued

warning

notices

(the

Notices)

finding

that

Barclays

PLC

and

Barclays

Bank

PLC

acted

recklessly

and

in

breach

of
certain

disclosure

-

related

listing

rules,

and

that

Barclays

PLC

was

also

in

breach

of

Listing

Principle

3.

The

financial

penalty

provided

in

the

Notices
is

£50m.

Barclays

PLC

and

Barclays

Bank

PLC

continue

to

contest

the

findings.

The

FCA

action

has

been

stayed

due

to

the

UK

Serious

Fraud

Office
(SFO)

proceedings

pending

against

certain

former

Barclays

executives.

All

charge

s

brought

by

the

SFO

against

Barclays

PLC

and

Barclays

Bank

PLC
in

relation

to

the

Agreements

were

dismissed

in

2018.

Civil

action

PCP

Capital

Partners

LLP

and

PCP

International

Finance

Limited

(PCP)

are

seeking

damages

of

approximately

£1.6bn

from

Barclays

Bank

PLC

for
fraudulent

misrepresentation

and

deceit,

arising

from

alleged

statements

made

by

Barclays

Bank

PLC

to

PCP

in

relation

to

the

terms

on

which
securities

were

to

be

issued

to

potential

investors,

allegedly

including

PCP,

in

the

November

2008

capital

raising.

Barclays

Bank

PLC

is

defending

the
claim

and

trial

is

scheduled

to

commence

in

June

2020.

Investigation

into

historic

hiring

practices

In

2019,

the

Barclays

Group

reached

a

settlement

of

$6.4m

with

the

US

Securities

and

Exchanges

Co

mmission

(SEC)

in

relation

to

certain

of

its
hiring

practices

in

Asia,

resolving

this

matter.

Investigations

into

LIBOR

and

other

b

enchmarks

and

related

civil

actions

Regulators

and

law

enforcement

agencies,

including

certain

competition

authorities,

from

a

number

of

governments

have

been

conducting
investigations

relating

to

Barclays

Bank

PLC’s

involvement

in

allegedly

manipulating

certain

financial

benchmarks,

such

as

LIBOR.

The

SFO

has
closed

its

investigation

with

no

action

to

be

taken

against

the

Barclays

Group.

Various

individuals

and

corporates

in

a

range

of

jurisdictions

have

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

162
threatened

or

brought

civil

actions

against

the

Barclays

Group

and

other

banks

in

relation

to

the

alleged

manipulation

of

LIBOR

and/or

other
benchmarks.

Certain

actions

rem

ain

pending.

USD

LIBOR

civil

actions

The

majority

of

the

USD

LIBOR

cases,

which

have

been

filed

in

various

US

jurisdictions,

have

been

consolidated

for

pre

-

trial

purposes

in

the

US
District

Court

in

the

Southern

District

of

New

York

(SDNY).

The

complaints

are

substantially

similar

and

allege,

among

other

things,

that

Barclays
PLC,

Barclays

Bank

PLC,

Barclays

Capital

Inc.

(BCI)

and

other

financial

institutions

individually

and

collectively

violated

provisions

of

the

US

Sherman
Antitrust

Act

(Antitrust

Act),

the

US

Commodity

Exchange

Act

(CEA),

the

US

Racketeer

Influenced

and

Corrupt

Organizations

Act

(RICO),

the
Securities

Exchange

Act

of

1934

and

various

state

laws

by

manipulating

USD

LIBOR

rates.

Putative

class

actions

and

individual

actions

seek

unspecif

ied

damages

with

the

exception

of

five

lawsuits,

in

which

the

plaintiffs

are

seeking

a
combined

total

in

excess

of

$1.25bn

in

actual

damages

and

additional

punitive

damages

against

all

defendants,

including

Barclays

Bank

PLC.

Some
of

the

lawsuits

also

seek

trebling

of

damages

under

the

Antitrust

Act

and

RICO.

Barclays

has

previously

settled

certain

claims.

Two

of

the

class
action

settlements

where

Barclays

has

paid

$20m

and

$7.1m,

respectively,

remain

subject

to

final

court

approval

and/or

the

right

of

class

members
to

opt

out

of

the

settlement

to

file

their

own

claims.

Sterling

LIBOR

civil

actions

In

2016,

two

putative

class

actions

filed

in

the

SDNY

against

Barclays

Bank

PLC,

BCI

and

other

Sterling

LIBOR

panel

banks

alleging,

among

other
things,

that

the

defendants

manipulated

the

Sterling

LIBOR

rate

in

violation

of

the

Antitrust

Act,

CEA

and

RICO,

were

consolidated.

The

defendants’
motion

to

dismiss

the

claims

was

granted

in

December

2018.

The

plaintiffs

have

appealed

the

dismissal.

Japanese

Yen

LIBOR

civil

actions

In

2012,

a

putative

class

action

was

filed

in

the

SDNY

against

Barclays

Bank

PLC

and

other

Japanese

Yen

LIBOR

panel

banks

by

a

lead

plaintiff
involved

in

exchange

-

traded

derivatives

and

members

of

the

Japanese

Bankers

Association’s

Euroyen

Tokyo

Interbank

Offered

Rate

(Euroyen
TIBOR)

panel.

The

complaint

alleges,

among

other

things,

manipulation

of

the

Euroyen

TIBOR

and

Yen

LIBOR

rates

and

breaches

of

the

CEA

and
the

Antitrust

Act.

In

2014,

the

court

dismissed

the

plaintiff’s

antitrust

claims

in

full,

but

the

plaintiff’s

CEA

claims

remain

pending.

In

2015,

a

second

putative

class

action,

making

similar

allegations

to

the

above

class

action,

was

filed

in

the

SDNY

against

Barclays

PLC,

Barclays
Bank

PLC

and

BCI.

In

2017,

this

action

was

dismissed

in

full

and

the

plaintiffs

have

appealed

the

dismissal.

SIBOR/SOR

civil

action

In

2016,

a

putative

class

action

was

filed

in

the

SDNY

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI

and

other

defendants,

alleging

manipulation

of
the

Singapore

Interbank

Offered

Rate

(SIBOR)

and

Singapore

Swap

Offer

Rate

(SOR).

In

October

2018,

the

court

dismissed

all

claims

against
Barclays

PLC,

Barclays

Bank

PLC

and

BCI.

The

plaintiffs

have

appealed

the

dismissal.

ICE

LIBOR

civil

actions
In

2019,

several

putative

class

actions

have

been

filed

in

the

SDNY

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI,

other

financial

institution
defendants

and

Intercontinental

Exchange

Inc.

and

certain

of

its

affiliates

(ICE),

asserting

antitrust

claims

that

defendants

manipulated

USD

LIBO

R
through

defendants’

submissions

to

ICE.

These

actions

have

been

consolidated.

The

defendants

have

filed

a

motion

to

dismiss.

Non

-US

benchmarks

civil

actions

Legal

proceedings

(which

include

the

claims

referred

to

below

in

‘Local

authority

civil

actions

concerning

LIBOR’)

have

been

brought

or

threatened
against

Barclays

Bank

PLC

(and,

in

certain

cases,

Barclays

Bank

UK

PLC)

in

the

UK

in

connection

with

alleged

manipulation

of

LIBOR,

EURIBOR

and
other

benchmarks.

Proceedings

have

also

been

brought

in

a

num

ber

of

other

jurisdictions

in

Europe

and

Israel.

Additional

proceedings

in

other
jurisdictions

may

be

brought

in

the

future.

Foreign

Exchange

i

nvestigations

and

related

civil

actions

In

2015,

the

Barclays

Group

reached

settlements

totalling

approximately

$2.38bn

with

various

US

federal

and

state

authorities

and

the

FCA

in
relation

to

investigations

into

certain

sales

and

trading

practices

in

the

Foreign

Exchange

market.

Under

the

related

plea

agreement

with

the

US
Department

of

Justice

(DoJ),

which

receiv

ed

final

court

approval

in

January

2017,

the

Barclays

Group

agreed

to

a

term

of

probation

of

three

years.
The

Barclays

Group

also

continues

to

provide

relevant

information

to

certain

authorities.

The

European

Commission

is

one

of

a

number

of

authorities

still

conducting

an

investigation

into

certain

trading

practices

in

Foreign

Exchange
markets.

The

European

Commission

announced

two

settlements

in

May

2019

and

the

Barclays

Group

paid

penalties

totalling

approximately
€210m.

In

June

2019,

the

Swiss

Competi

tion

Commission

announced

two

settlements

and

the

Barclays

Group

paid

penalties

totalling
approximately

CHF

27m.

The

financial

impact

of

the

ongoing

matters

is

not

expected

to

be

material

to

the

Barclays

Bank

Group’s

operating

results,
cash

flows

or

financ

ial

position.

A

number

of

individuals

and

corporates

in

a

range

of

jurisdictions

have

also

threatened

or

brought

civil

actions

against

the

Barclays

Group

and
other

banks

in

relation

to

alleged

manipulation

of

Foreign

Exchange

markets,

and

may

do

so

in

the

future.

Certain

actions

remain

pending.

FX

opt

out

civil

action

In

2018,

Barclays

Bank

PLC

and

BCI

settled

a

consolidated

action

filed

in

the

SDNY,

alleging

manipulation

of

Foreign

Exchange

markets
(Consolidated

FX

Action),

for

a

total

amount

of

$384m.

Also

in

2018,

a

group

of

plaintiffs

who

opted

out

of

the

Consolidated

FX

Action

filed

a
complaint

in

the

SDNY

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI

and

other

defendants.

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

163
Retail

basis

civil

action

In

2015,

a

putative

class

action

was

filed

against

several

international

banks,

including

Barclays

PLC

and

BCI,

on

behalf

of

a

proposed

class

of
individuals

who

exchanged

currencies

on

a

retail

basis

at

bank

branches

(Retail

Basis

Claims).

The

SDNY

has

ruled

that

the

Retail

Basis

Claims

are
not

covered

by

the

settlement

agreement

in

the

Consolidated

FX

Actio

n.

The

Court

subsequently

dismissed

all

Retail

Basis

Claims

against

the
Barclays

Group

and

all

other

defendants.

The

plaintiffs

have

filed

an

amended

complaint.

State

law

FX

civil

action

In

2017,

the

SDNY

dismissed

consolidated

putative

class

actions

brought

under

federal

and

various

state

laws

on

behalf

of

proposed

classes

of

(i)
stockholders

of

Exchange

Traded

Funds

and

others

who

purportedly

were

indirect

investors

in

FX

instruments,

and

(ii)

investors

who

traded

FX
instruments

through

FX

dealers

or

brokers

not

alleged

to

have

manipulated

Foreign

Exchange

Rates.

The

plaintiffs’

amended

complaint

as

to

their
state

law

claims

is

pending.

Non

-US

FX

civil

actions

In

addition

to

the

actions

describe

d

above,

legal

proceedings

have

been

brought

or

are

threatened

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI

and
Barclays

Execution

Services

Limited

(BX)

in

connection

with

alleged

manipulation

of

Foreign

Exchange

in

the

UK,

a

number

of

other

jurisdictions

in
Europe,

Israel

and

Australia

and

additional

proceedings

may

be

brought

in

the

future.

Metals

investigations

and

related

civil

actions

Barclays

Bank

PLC

previously

provided

information

to

the

DoJ,

the

US

Commodity

Futures

Trading

Commission

and

other

authorities

in

connection
with

investigations

into

metals

and

metals-based

financial

instruments.

A

number

of

US

civil

complaints,

each

on

behalf

of

a

proposed

class

of

plaintiffs,

have

been

consolidated

and

transferred

to

the

SDNY.

The
complaints

allege

that

Barclays

Bank

PLC

and

other

members

of

The

London

Gold

Market

Fixing

Ltd.

manipulated

the

prices

of

gold

and

gold
derivative

contracts

in

violation

of

US

antitrust

and

other

federal

laws.

This

consolidated

putative

class

action

remains

pending.

A

separate

US

civil
complaint

by

a

proposed

class

of

plaintiffs

against

a

number

of

banks,

including

Barclays

Bank

PLC,

BCI

and

BX

(formerly,

Bar

clays

Capital

Services
Limited),

alleging

manipulation

of

the

price

of

silver

in

violation

of

the

CEA,

the

Antitrust

Act

and

state

antitrust

and

consumer

protection

laws,

has
been

dismissed

as

against

the

Barclays

entities.

The

plaintiffs

have

the

option

to

seek

the

court’s

permission

to

appeal.

Civil

actions

have

also

been

filed

in

Canadian

courts

against

Barclays

PLC,

Barclays

Bank

PLC,

Barclays

Capital

Canada

Inc.

and

BCI

on

behalf

of
proposed

classes

of

plaintiffs

alleging

manipulation

of

gold

and

silver

prices.

US

residential

mortgage

related

civil

actions

There

are

various

pending

civil

actions

relating

to

US

Residential

Mortgage

-

Backed

Securities

(RMBS),

including

four

actions

arising

from
unresolved

repurch

ase

requests

submitted

by

Trustees

for

certain

RMBS,

alleging

breaches

of

various

loan

-

level

representations

and

warranties
(R&Ws)

made

by

Barclays

Bank

PLC

and/or

a

subsidiary

acquired

in

2007

(the

Acquired

Subsidiary).

The

unresolved

repurchase

requests

received
as

at

31

December

2019

had

an

original

unpaid

principal

balance

of

approximately

$2.1bn.

The

Trustees

have

also

alleged

that

the

relevant

R&Ws
may

have

been

breached

with

respect

to

a

greater

(but

unspecified)

amount

of

loans

than

previously

stated

in

the

unresolved

repurchase

requests.

These

repurchase

actions

are

ongoing.

In

one

repurchase

action,

the

New

York

Court

of

Appeals

held

that

claims

related

to

certain

R&Ws

are

time-
barred.

Barclays

Bank

PLC

has

reached

a

settlement

to

resolve

two

of

the

repurchase

actions,

which

is

subject

to

final

court

approval.

The

financial
impact

of

the

settlement

is

not

expected

to

be

material

to

the

Barclays

Bank

Group’s

operating

results,

cash

flows

or

financial

position.

The
remaining

two

repurchase

actions

are

pending.

Government

and

agency

securities

civil

actions

and

related

matters
Certain

governmental

authorities

are

conducting

investigations

into

activities

relating

to

the

trading

of

certain

government

and

agency

securities

in
various

markets.

The

Barclays

Group

provided

information

in

cooperation

with

such

investigations.

Civil

actions

have

also

been

filed

on

the

basis

of
similar

allegations,

as

described

below.

Treasury

auction

securities

civil

actions
Consolidated

putative

class

action

complaints

filed

in

US

federal

court

against

Barclays

Bank

PLC,

BCI

and

other

financial

institutions

under

the
Antitrust

Act

and

state

common

law

allege

that

the

defendants

(i)

conspired

to

manipulate

the

US

Treasury

securities

market

and/or

(ii)

conspired
to

prevent

the

creation

of

certain

platforms

by

boycotting

or

threatening

to

boycott

such

trading

platforms.

The

defendants

have

filed

a

motion

to
dismiss.

In

addition,

certain

plaintiffs

have

filed

a

related,

direct

action

against

BCI

and

certain

other

financial

institutions,

alleging

that

defendants

conspired
to

fix

and

manipulate

the

US

Treasury

securities

mar

ket

in

violation

of

the

Antitrust

Act,

the

CEA

and

state

common

law.

Supranational,

Sovereign

and

Agency

bonds

civil

actions
Civil

antitrust

actions

have

been

filed

in

the

SDNY

and

Federal

Court

of

Canada

in

Toronto

against

Barclays

Bank

PLC,

BCI,

BX

(for

merly,

Barclays
Services

Limited),

Barclays

Capital

Securities

Limited

and,

with

respect

to

the

civil

action

filed

in

Canada

only,

Barclays

Capital

Canada,

Inc.

and
other

financial

institutions

alleging

that

the

defendants

conspired

to

fix

prices

and

restrain

competition

in

the

market

for

US

dollar

-

denominated
Supranational,

Sovereign

and

Agency

bonds.

In

one

of

the

actions

filed

in

the

SDNY,

the

court

granted

the

defendants’

motion

to

dismiss

the

plaintiffs’

complaint

with

respect

to

Barclays

Bank
P

LC

and

certain

Barclays

Group

entities.

Defendants

have

filed

a

motion

to

dismiss

those

plaintiffs’

remaining

claims

against

BCI.

The

remaining
action

filed

in

the

SDNY

is

stayed.

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

164

Variable

Rate

Demand

Obligations

civil

actions
Civil

actions

have

been

filed

against

Barclays

Bank

PLC

and

BCI

and

other

financial

institutions

alleging

the

defendants

conspired

or

colluded

to
artificially

inflate

interest

rates

set

for

Variable

Rate

Demand

Obligations

(VRDOs).

VRDOs

are

municipal

bond

s

with

interest

rates

that

reset

on

a
periodic

basis,

most

commonly

weekly.

Two

actions

in

state

court

have

been

filed

by

private

plaintiffs

on

behalf

of

the

states

of

Illinois

and
California.

Two

putative

class

action

complaints,

which

have

been

consolida

ted,

have

been

filed

in

the

SDNY.

Government

bond

civil

actions
In

a

putative

class

action

filed

in

the

SDNY

in

2019,

plaintiffs

alleged

that

BCI

and

certain

other

bond

dealers

conspired

to

fix

the

prices

of

US
government

sponsored

entity

bonds

in

violation

of

US

antitrust

law.

BCI

has

agreed

a

settlement

of

$87m,

subject

to

court

approval.

In

2019,

the
Louisiana

Attorney

General

and

the

City

of

Baton

Rouge

each

filed

a

complaint

against

Barclays

Bank

PLC

and

other

financial

institutions

m

aking
similar

allegations

as

the

class

action

plaintiffs.

In

2018,

a

separate

putative

class

action

against

various

financial

institutions

including

Barclays

PLC,

Barclays

Bank

PLC,

BCI,

Barclays

Bank

Mexico,
S.A.,

and

certain

other

subsidiaries

of

the

Gr

oup

was

consolidated

in

the

SDNY.

The

plaintiffs

asserted

antitrust

and

state

law

claims

arising

out

of
an

alleged

conspiracy

to

fix

the

prices

of

Mexican

Government

bonds.

Barclays

PLC

has

settled

the

claim,

subject

to

court

approval.

The

financial
impact

of

the

settlement

is

not

material

to

the

Barclays

Bank

Group’s

operating

results,

cash

flows

or

financial

position.

BDC

Finance

L.L.C.

In

2008,

BDC

Finance

L.L.C.

(BDC)

filed

a

complaint

in

the

NY

Supreme

Court,

demanding

damages

of

$298m,

alleging

that

Barclays

Bank

PLC

had
breached

a

contract

in

connection

with

a

portfolio

of

total

return

swaps

governed

by

an

ISDA

Master

Agreement

(collectively,

the

Agreement).
Following

a

trial

on

certain

liability

issues,

the

court

ruled

in

December

2018

that

Barclay

s

Bank

PLC

was

not

a

defaulting

party,

which

was

affirmed
on

appeal.

In

2011,

BDC’s

investment

advisor,

BDCM

Fund

Adviser,

L.L.C.

and

its

parent

company,

Black

Diamond

Capital

Holdings,

L.L.C.

also

sued

Barclays
Bank

PLC

and

BCI

in

Connecticut

State

Court

for

unspecified

damages

allegedly

resulting

from

Barclays

Bank

PLC’s

conduct

relating

to

the
Agreement,

asserting

claims

for

violation

of

the

Connecticut

Unfair

Trade

Practices

Act

and

tortious

interference

with

business

and

prospective
business

relations.

This

case

is

currently

stayed.

Civil

actions

in

r

espect

of

the

US

Anti

-Terrorism

Act

There

are

a

number

of

civil

actions,

on

behalf

of

more

than

4,000

plaintiffs,

filed

in

US

federal

courts

in

the

US

District

Court

in

the

Eastern

District
of

New

York

(

EDNY)

and

SDNY

against

Barclays

Bank

PLC

and

a

number

of

other

banks.

The

complaints

generally

allege

that

Barclays

Bank

PLC
and

those

banks

engaged

in

a

conspiracy

to

facilitate

US

dollar

-

denominated

transactions

for

the

Government

of

Iran

and

various

Ira

nian

banks,
which

in

turn

funded

acts

of

terrorism

that

injured

or

killed

plaintiffs

or

plaintiffs’

family

members.

The

plaintiffs

seek

to

recover

damages

for

pain,
suffering

and

mental

anguish

under

the

provisions

of

the

US

Anti-

Terrorism

Act,

which

allow

for

the

trebling

of

any

proven

damages.

The

court

granted

the

defendants’

motion

to

dismiss

one

action

in

the

EDNY,

and

plaintiffs

have

filed

a

notice

of

appeal.

The

defendants

have
moved

to

dismiss

two

other

EDNY

actions.

The

court

also

granted

the

defendants’

motion

to

dismiss

another

action

in

the

SDNY,

but

the

plaintiffs
have

moved

to

file

an

amended

complaint.

The

remaining

actions

are

stayed

pending

decisions

in

these

cases.

Interest

rate

swap

and

credit

default

swap

US

civil

actions

Barclays

PLC,

Barclays

Bank

PLC

and

BCI,

together

with

other

financial

institutions

that

act

as

market

makers

for

interest

rate

swaps

(IRS)

are
named

as

defendants

in

several

antitrust

class

actions

which

were

consolidated

in

the

SDNY

in

2016.

The

complaints

allege

the

defendants
conspired

to

prevent

the

development

of

exchanges

for

IRS

and

demand

unspecified

money

damages.

In

2018,

trueEX

LLC

filed

an

antitrust

class

action

in

the

SDNY

against

a

number

of

financial

institutions

including

Barclays

PLC,

Barclays

B

ank

PLC
and

BCI

based

on

similar

allegations

with

respect

to

trueEX

LLC’s

development

of

an

IRS

platform.

In

2017,

Tera

Group

Inc.

filed

a

separate

civil
antitrust

action

in

the

SDNY

claiming

that

certain

conduct

alleged

in

the

IRS

cases

also

caused

the

plaintiff

to

suffer

harm

with

respect

to

the

Credit
Default

Swaps

market.

In

November

2018

and

July

2019,

respectively,

the

court

dismissed

certain

claims

in

both

cases

for

unjust

enrichment

and
tortious

interference

but

denied

motions

to

dismiss

the

federal

and

state

antitrust

claims,

which

remain

pending.

Portuguese

Competition

Authority

investigation

The

Portuguese

Competition

Authority

found

that

a

subsidiary

of

Barclays

Bank

PLC

and

other

banks

violated

competition

law

by

exchanging
information

about

retail

credit

products

relating

to

mortgages,

consumer

lending

and

lending

to

small

and

medium

enterprises.

The

Barclays

Group
applied

for

immunity

and

received

no

fine.

Investigation

into

collections

and

recoveries

relating

to

unsecured

lending

Since

February

2018,

the

FCA

has

been

investigating

whether

the

Barclays

Group

implemented

effective

systems

and

controls

with

respect

to
collections

and

recoveries

and

whether

it

paid

due

consideration

to

the

interests

of

customers

in

default

and

arrears.

The

FCA

investigation

is

at

an
advanced

stage.

HM

Revenue

&

Customs

(HMRC)

assessments

concerning

UK

Value

Added

Tax

In

2018,

HMRC

issued

notices

that

have

the

effect

of

removing

certain

overseas

subsidiaries

that

have

operations

in

the

UK

from

Barclays’

UK

VAT
group,

in

which

group

supplies

between

members

are

generally

free

from

VAT.

The

notices

have

retrospective

effect

and

correspond

to
assessments

of

£181m

(

inclusive

of

interest),

of

which

Barclays

would

expect

to

attribute

an

amount

of

approximately

£128m

to

Barclays

Bank

UK
PLC

and

£53m

to

Barclays

Bank

PLC.

HMRC’s

decision

has

been

appealed

to

the

First

Tier

Tribunal

(Tax

Chamber).

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

165

Local

authority

civil

actions

concerning

LIBOR

Following

settlement

by

Barclays

Bank

PLC

of

various

governmental

investigations

concerning

certain

benchmark

interest

rate

submissions

referred
to

above

in

‘Investigations

into

LIBOR

and

other

benchmarks

and

related

civil

actions’,

in

the

UK,

certain

local

authorities

have

brought

claims
against

Barclays

Bank

PLC

(and,

in

certain

cases,

Barclays

Bank

UK

PLC)

asserting

that

they

entered

into

loans

in

reliance

on

misrepresentations
made

by

Barclays

Bank

PLC

in

respect

of

its

conduct

in

relation

to

LIBOR.

Barclays

has

applied

to

strike

out

the

claims.

General
The

Barclays

Bank

Group

is

engaged

in

various

other

legal,

competition

and

regulatory

matters

in

the

UK,

the

US

and

a

number

of

other

overseas
jurisdictions.

It

is

subject

to

legal

proceedings

brought

by

and

against

the

Barclays

Bank

Group

which

arise

in

the

ordinary

course

of

business

from
time

to

time,

including

(but

not

limited

to)

disputes

in

relation

to

contracts,

securities,

debt

collection,

consumer

credit,

fraud,

trusts,

client

assets,
competition,

data

management

and

protection,

money

laundering,

financial

crime,

employment,

environmental

and

other

statutory

and

common
law

issues.

The

Barclays

Bank

Group

is

also

subject

to

enquiries

and

examinations,

requests

for

infor

mation,

audits,

investigations

and

legal

and

other
proceedings

by

regulators,

governmental

and

other

public

bodies

in

connection

with

(but

not

limited

to)

consumer

protection

measures,
compliance

with

legislation

and

regulation,

wholesale

trading

activity

and

other

areas

of

banking

and

business

activities

in

which

the

Barclays

Bank
Group

is

or

has

been

engaged.

The

Barclays

Bank

Group

is

cooperating

with

the

relevant

authorities

and

keeping

all

relevant

agencies

briefed

as
appropriate

in

relation

to

these

m

atters

and

others

described

in

this

note

on

an

ongoing

basis.

At

the

present

time,

Barclays

Bank

PLC

does

not

expect

the

ultimate

resolution

of

any

of

these

other

matters

to

have

a

material

adverse

effect

on

its
financial

position.

However,

in

light

of

the

uncertainties

involved

in

such

matters

and

the

matters

specifically

described

in

this

note,

there

can

be

no
assurance

that

the

outcome

of

a

particular

matter

or

matters

(including

formerly

active

matters

or

those

matters

arising

after

the

date

of

this

note)
will

not

be

material

to

Barclays

Bank

PLC’s

results,

operations

or

cash

flow

for

a

particular

period,

depending

on,

among

other

things,

the

amount

of
the

loss

resulting

from

the

matter(s)

and

the

amount

of

profit

otherwise

reported

for

the

reporting

period.

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

166
The

notes

included

in

this

section

focus

on

the

Barclays

Bank

Group

’s

loan

capital

and

shareholders’

equity

including

issued

share

capital,

retained
earnings,

other

equity

balances

and

interests

of

minority

shareholders

in

our

subsidiary

entities

(non

-

cont

rolling

interests).

For

more

information

on
capital

management

and

how

the

Barclays

Bank

Group

maintains

sufficient

capital

to

meet

our

regulatory

requirements

refer

to

page

40

.

26

Subordinated

liabilities

Accounting

for

subordinated

liabilities
Subordinated

liabilities

are

measured

at

amortised

cost

using

the

effective

interest

method

under

IFRS

9.

Barclays

Bank

Group
2019 2018
£m £m
As

at

1

January
35,327 24,193
Issuances 6,785 221
Redemptions (7,804) (3,246)
Other (883) 14,159
As

at

31

December
33,425 35,327

Issuances

of

£6,785m

comprises

£3,534m

intra

-

group

loans

from

and

£3,093m

intra

-

group

notes

to

Barclays

PLC

as

well

as

£158m

externally
issued

USD

Floating

Rate

Notes.

Redemptions

of

£7,804m

comprises

£3,033m

externally

issued

Step-up

Callable

Perpetual

Reserve

Capital

Instruments,

£43m

externally

issued
EUR

Floating

Rate

Notes,

£

4,556m

intra

-

gr

oup

loans

from

Barclays

PLC,

£158m

externally

issued

USD

Floating

Rate

Notes

and

£14m

externally
issued

JPY

Floating

Rate

Loans.

Other

movements

predominantly

include

foreign

exchange

and

accrued

interest,

partially

offset

by

fair

value

hedge
adjustments.

Subordinated

liabilities

include

accrued

interest

and

compris

e

undated

and

dated

subordinated

liabilities

as

follows:

Barclays

Bank

Group
2019 2018
£m £m
Undated

subordinated

liabilities
1,073 4,313
Dated

subordinated

liabilities
32,352 31,014
Total

subordinated

liabilities
33,425 35,327

None

of

the

Ba

rclays

Bank

Group’s

subordinated

liabilities

are

secured.

Undated

subordinated

liabilities

Barclays

Bank

Group
2019 2018
Initial

call

date
£m £m
Barclays

Bank

PLC

externally

issued

subordinated

liabilities
Tier

One

Notes

(TONs)
6%

Callable

Perpetual

Core

Tier

One

Notes
2032 16 16
6.86%

Callable

Perpetual

Core

Tier

One

Notes

(USD

179m)
2032 203 199
Reserve

Capital

Instruments

(RCIs)
6.3688%

Step-up

Callable

Perpetual

Reserve

Capital

Instruments
2019 - 34
14%

Step-up

Callable

Perpetual

Reserve

Capital

Instruments
2019 - 3,189
5.3304%

Step-up

Callable

Perpetual

Reserve

Capital

Instruments
2036 53 51
Undated

Notes
7.125%

Undated

Subordinated

Notes
2020 165 173
6.125%

Undated

Subordinated

Notes
2027 42 42
Junior

Undated

Floating

Rate

Notes

(USD

38m)
Any

interest

payment

date
29 30
Undated

Floating

Rate

Primary

Capital

Notes

Series

1

(USD

167m)
Any

interest

payment

date
92 95
Undated

Floating

Rate

Primary

Capital

Notes

Series

2

(USD

295m)
Any

interest

payment

date
191 199
Undated

Floating

Rate

Primary

Capital

Notes

Series

3
Any

interest

payment

date
21 21
Bonds
9.25%

Perpetual

Subordinated

Bonds

(ex

-

Woolwich

Plc)
2021 81 83
9%

Permanent

Interest

Bearing

Capital

Bonds
At

any

time
44 44
Loans
5.03%

Reverse

Dual

Currency

Undated

Subordinated

Loan

(JPY

8,000m)
2028 55 56
5%

Reverse

Dual

Currency

Undated

Subordinated

Loan

(JPY

12,000m)
2028 81 81
Total

undated

subordinated

liabilities
1,073 4,313

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

167

Undated

subordinated

liabilities
Undated

subordinated

liabilities

are

issued

by

Barclays

Bank

PLC

and

its

subsidiaries

for

the

development

and

expansion

of

their

business

and

to
strengthen

their

capital

bases.

The

principal

terms

of

the

undated

subordinated

liabilities

are

described

below:

Subordination

All

undated

subordinated

liabilities

rank

be

hind

the

claims

against

the

bank

of

depositors

and

other

unsecured

unsubordinated

creditors

and
holders

of

dated

subordinated

liabilities

in

the

following

order:

Junior

Undated

Floating

Rate

Notes;

other

issues

of

Undated

Notes,

Bonds

and

Loans
ranking

par

i

passu

with

each

other;

followed

by

TONs

and

RCIs

ranking

pari

passu

with

each

other.

Interest

All

undated

subordinated

liabilities

bear

a

fixed

rate

of

interest

until

the

initial

call

date,

with

the

exception

of

the

9%

Bonds

which

are

fixed

for

the
life

of

the

issue,

and

the

Junior

and

Series

1,

Series

2

and

Series

3

Undated

Notes

which

are

floating

rate

at

rates

fixed

periodically

in

advance

based
on

the

related

interbank

rate.

After

the

initial

call

date,

in

the

event

that

they

are

not

redeemed,

the

7

.125%,

6.125%

Undated

Notes,

and

the

9.25%

Bonds

will

bear

interest

at
rates

fixed

periodically

in

advance

for

five-

year

periods

based

on

market

rates.

All

other

undated

subordinated

liabilities

will

bear

interest

at

rates
fixed

periodically

in

advance

based

on

London

interbank

rates.

Payment

of

interest

Barclays

Bank

PLC

is

not

obliged

to

make

a

payment

of

interest

on

its

Undated

Notes,

Bonds

and

Loans

excluding

the

9.25%

Bonds

if,

in

the
preceding

six

months,

a

dividend

has

not

been

declared

or

paid

on

any

class

of

shares

of

Barclays

PLC

or,

in

certain

cases,

any

class

of

preference
shares

of

Barclays

Bank

PLC.

Barclays

Bank

PLC

is

not

obliged

to

make

a

payment

of

interest

on

its

9.25%

Perpetual

Subordinated

Bonds

if,

in

the
imm

ediately

preceding

12

month

interest

period,

a

dividend

has

not

been

paid

on

any

class

of

its

share

capital.

Interest

not

paid

becomes

payable
in

each

case

if

such

a

dividend

is

subsequently

paid

or

in

certain

other

circumstances.

During

the

year,

Barclays

Bank

PLC

and

Barclays

PLC
declared

and

paid

dividends

on

its

ordinary

shares

and

on

all

classes

of

preference

shares.

No

payment

of

principal

or

any

interest

may

be

made

unless

Barclays

Bank

PLC

satisfies

a

specified

solvency

test.

Barclays

Bank

PLC

may

elect

to

defer

any

payment

of

interest

on

the

RCIs.

Any

such

deferred

payment

of

interest

must

be

paid

on

the

earlier

of:

(i)
the

date

of

redemption

of

the

RCIs,

and

(ii)

the

coupon

payment

date

falling

on

or

nearest

to

the

tenth

anniversary

of

the

d

ate

o

f

deferral

of

such
payment.

Whilst

such

deferral

is

continuing,

neither

Barclays

Bank

PLC

nor

Barclays

PLC

may

(i)

declare

or

pay

a

dividend,

subject

to

certain
exceptions,

on

any

of

its

ordin

ary

shares

or

preference

shares

and

(ii)

certain

restrictions

on

the

redemption,

purchase

or

reduction

of

their
respective

share

capital

and

certain

other

securities

also

apply.

Barclays

Bank

PLC

may

elect

to

defer

any

payment

of

interest

on

the

TONs

if

it

determines

that

it

is,

or

such

payment

would

result

in

it

bein

g,

in
non

-

compliance

with

capital

adequacy

requirements

and

policies

of

the

PRA.

Any

such

deferred

payment

of

interest

will

only

be

payable

on

a
redemption

of

the

TONs.

Until

such

time

as

Barclays

Bank

PLC

next

makes

a

payment

of

interest

on

the

TONs,

neither

Barclays

Bank

PLC

nor
Barclays

PLC

may

(i)

declare

or

pay

a

dividend,

subject

to

certain

exceptions,

on

any

of

their

respective

ordinary

shares

or

Preference

Shares,

or
make

payments

of

interest

in

respect

of

Barclays

Bank

PLC’s

Reserve

Capital

Instrum

ents

and

(ii)

certain

restrictions

on

the

redemption,

purchase
or

reduction

of

their

respective

share

capital

and

certain

other

securities

also

apply.

Repayment

All

undated

subordinated

liabilities

are

repayable,

at

the

option

of

Barclays

Bank

PLC

general

ly

in

whole

at

the

initial

call

date

and

on

any
subsequent

coupon

or

interest

payment

date

or

in

the

case

of

the

7.125%,

6.125%

Undated

Notes

and

the

9.25%

Bonds

on

any

fifth

anniversary
after

the

initial

call

date.

In

addition,

each

issue

of

undated

subor

dinated

liabilities

is

repayable,

at

the

option

of

Barclays

Bank

PLC,

in

whole

for
certain

tax

reasons,

either

at

any

time,

or

on

an

interest

payment

date.

There

are

no

events

of

default

except

non

-

payment

of

principal

or
mandatory

interest.

Any

repayments

require

the

prior

approval

of

the

PRA.

Other
All

issues

of

undated

subordinated

liabilities

are

non

-convertible.

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

168
26

Subordinated

liabilities
continued
Dated

subordinated

liabilities
Barclays

Bank

Group
2019 2018
Initial

call

date
Maturity

date
£m £m
Barclays

Bank

PLC

externally

issued

subordinated

liabilities
Floating

Rate

Subordinated

Notes

(EUR

50m)
2019 - 45
5.14%

Lower

Tier

2

Notes

(USD

1,094m)
2020 832 851
6%

Fixed

Rate

Subordinated

Notes

(EUR

1,500m)
2021 1,375 1,474
9.5%

Subordinated

Bonds

(ex

-

Woolwich

Plc)
2021 239 256
Subordinated

Floating

Rate

Notes

(EUR

100m)
2021 85 89
10%

Fixed

Rate

Subordinated

Notes

2021 2,157 2,194
10.179%

Fixed

Rate

Subordinated

Notes

(USD

1,521m)
2021 1,123 1,143
Subordinated

Floating

Rate

Notes

(EUR

50m)
2022 43 45
6.625%

Fixed

Rate

Subordinated

Notes

(EUR

1,000m)
2022 957 1,032
7.625%

Contingent

Capital

Notes

(USD

3,000m)
2022 2,453 2,502
Subordinated

Floating

Rate

Notes

(EUR

50m)
2023 42 45
5.75%

Fixed

Rate

Subordinated

Notes
2026 350 351
5.4%

Reverse

Dual

Currency

Subordinated

Loan

(JPY

15,000m)
2027 105 107
6.33%

Subordinated

Notes

2032 62 61
Subordinated

Floating

Rate

Notes

(EUR

68m)
2040 58 61
External

issuances

by

other

subsidiaries
2021

-

2024
358 384
Barclays

Bank

PLC

notes

issued

intra

-group

to

Barclays

PLC
2%

Fixed

Rate

Subordinated

Callable

Notes

(EUR

1,500m)
2023 2028 1,309 1,361
3.75%

Fixed

Rate

Resetting

Subordinated

Callable

Notes

(SGD

200m)
2025 2030 116 116
5.20%

Fixed

Rate

Subordinated

Notes

(USD

1,367m)
2026 1,036 1,001
4.836%

Fixed

Rate

Subordinated

Callable

Notes

(USD

1,200m)
2027 2028 944 911
5.088%

Fixed

-

to-

Floating

Rate

Subordinated

Callable

Notes

(USD

1,300m)
2029 2030 994 -
5.25%

Fixed

Rate

Subordinated

Notes

(USD

827m)
2045 651 -
4.95%

Fixed

Rate

Subordinated

Notes

(USD

1,250m)
2047 849 -
Floating

Rate

Subordinated

Notes

(USD

456m)
2047 350 -
Barclays

Bank

PLC

intra

-group

loans

from

Barclays

PLC
Various

Fixed

Rate

Subordinated

Loans
7,548 10,147
Various

Subordinated

Floating

Rate

Loans
1,094 1,023
Various

Fixed

Rate

Subordinated

Callable

Loans
5,225 3,754
Total

dated

subordinated

liabilities
32,352 31,014

Dated

subordinated

liabilities
Dated

subordinated

liabilities

are

issued

by

Barclays

Bank

PLC

and

respective

subsidiaries

for

the

development

and

expansion

of

their

business

and
to

strengthen

their

respective

capital

bases.

The

principal

terms

of

the

dated

subordinated

liabilities

are

describ

ed

below:

Currency

and

maturity

In

addition

to

the

individual

dated

subordinated

liabilities

listed

in

the

table,

the

£1

5

,864

m

of

intra

-

group

loans

is

made

up

of

various

fixed,

fixed

to
floating

and

floating

rate

loans

from

Barclays

PLC

with

notio

nal

amou

nts

denominated

in

USD

13,

187

m

,

EUR

3,024m

,

GBP

250m

,

JPY

2

33,600m,
AUD

1,

715m,

SEK

500m

,

NOK

970m

and

CHF

175m

,

with

maturities

ranging

from

2020

to

2047.

Certain

intra

-

group

loans

have

a

call

date

one

year
prior

to

their

maturity

.

Subordination

All

dated

subordinated

liabilities,

both

externally

issued

and

issued

intra

-

group

to

Barclays

PLC,

rank

behind

the

claims

against

the

bank

of
depositors

and

other

unsecured

unsubordinated

creditors

but

before

the

claims

of

the

undated

subordinated

liabilities

and

the

holders

of

their
equity.

The

Barclays

Bank

PLC

intra

-

group

loans

from

Barclays

PLC

rank

pari

passu

amongst

themselves

but

ahead

of

the

Barclays

Bank

PLC

notes
issued

intra

-

group

to

Barclays

PLC

and

the

Barclays

Bank

PLC

externally

issued

subor

dinated

liabilities.

The

external

dated

subordinated

liabilities
issued

by

subsidiaries,

are

similarly

subordinated

as

the

external

subordinated

liabilities

issued

by

Barclays

Bank

PLC

.

Interest

Interest

on

floating

rate

notes

and

loans

is

set

by

referen

ce

to

market

rates

at

the

time

of

issuance

and

fixed

periodically

in

advance,

based

on

the
related

interbank

or

local

bank

rates.

Interest

on

fixed

rate

notes

and

loans

is

set

by

reference

to

market

rates

at

the

time

of

issuance

and

fixed

until

maturity.

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

169
Interest

on

fixed

rate

callable

notes

and

loans

is

set

by

reference

to

market

rates

at

the

time

of

issuance

and

fixed

until

the

call

date.

After

the

call
date,

in

the

event

that

the

notes

or

loans

are

not

redeemed,

the

interest

rate

will

be

re

-

set

to

either

a

fixed

or

floating

rate

until

maturity

based

on
market

rates.

Repayment

Those

subordinated

liabilities

with

a

call

date

are

repayable

at

the

option

of

the

issuer,

on

conditions

governing

the

respective

debt

obligations,
some

in

whole

or

in

part,

and

some

only

in

whole.

The

remaining

dated

subordinated

liabilities

outstanding

at

31

December

2019

are

redeemable
only

on

maturity,

subject

in

particular

cases,

to

provisions

allowing

an

early

redemption

in

the

event

of

certain

changes

in

tax

law

or,

to

cert

ain
changes

in

legislation

or

regulations.

Any

repayments

prior

to

maturity

may

require,

in

the

case

of

Barclays

Bank

PLC,

the

prior

approval

of

the

PRA,

or

in

the

case

of

the

overseas

issues,
the

approval

of

the

local

regulator

for

that

jurisdiction

and

of

the

PRA

in

certain

circumstances.

There

are

no

committed

facilities

in

existence

at

the

balance

sheet

date

which

permit

the

refinancing

of

debt

beyond

the

date

of

maturity.

Other
The

7.625%

Contingent

Capital

Notes

will

be

automatically

transferred

from

investors

to

Barclays

PLC

(or

another

entity

within

the

Barclays

Group)
for

nil

consideration

in

the

event

the

Barclays

PLC

consolidated

CRD

IV

CET1

ratio

(FSA

October

2012

transitional

statement)

falls

below

7.0%.

27

Ordinary

shares,

share

premium,

and

other

equity

Called

up

share

capital,

allotted

and

fully

paid
Ordinary

share
capital
Preference
share

capital
Share

premium
Total

share
capital

and
share

premium
Other

equity
instruments
£m £m £m £m £m
As

at

1

January

2019
2,342 6 - 2,348 7,595
AT1

securities

issuance
- - - - 2,302
AT1

securities

redemption
- - - - (1,574)
As

at

31

December

2019
2,342 6 - 2,348 8,323
As

at

1

January

2018
2,342 19 12,092 14,453 8,982
AT1

securities

issuance
- - - - 1,925
AT1

securities

redemption
- - - - (1,242)
Redemption

of

preference

shares
- (13) - (13) -
Capital

reorganisation
- - (12,092) (12,092) -
Net

equity

impact

of

intra

-

group

transfers
- - - - (2,070)
As

at

31

December

2018
2,342 6 - 2,348 7,595

Ordinary

shares
The

issued

ordinary

share

capital

of

Barclays

Bank

PLC,

as

at

31

December

2019,

comprised

2,342

m

(201

8:

2,342m)

ordinary

shares

of

£1

each.

Preference

shares
The

issued

preference

share

capital

of

Barclays

Bank

PLC,

as

at

31

December

201

9

,

comprised

1,000

Sterling

Preference

Shares

of

£1

each

(201

8

:
1,000);

31,856

Euro

Preference

Shares

of

€100

each

(201

8:

31,856);

and

58,133

US

Dollar

Preference

Shares

of

$100

each

(201

8

:

58,133).

Ordinary

share

capital,

p

reference

share

Capital

and

share

premium

constitutes

100

%

(201

8

:

10

0%)

of

total

share

capital

and

share

premium
issued.

Sterling

£1

Preference

Shares
1,000

Sterling

cumulative

callable

preference

shares

of

£1

each

(the

£1

Preference

Shares)

were

issued

on

31

December

2004

at

nil

premium.

The

£1

Preference

Shares

entitle

the

holders

thereof

to

receive

Sterling

cumulative

cash

dividends

out

of

distributable

profits

of

Barclays

Bank

PLC,
semi-annually

at

a

rate

reset

semi-annually

equal

to

the

Sterling

interbank

offered

rate

for

six-month

sterling

deposits.

Barclays

Bank

PLC

shall

be

obliged

to

pay

such

dividends

if:

(1)

it

has

profits

available

for

the

purpose

of

distribution

under

the

Companies

Act

2006
as

at

each

dividend

payment

date;

and

(2)

it

is

solvent

on

the

relevant

dividend

payment

date,

provided

that

a

capital

regulations

condition

is
satisfied

on

such

dividend

payment

date.

The

dividends

shall

not

be

due

and

payable

on

the

relevant

dividend

payment

date

except

to

the

extent
that

Barclays

Bank

PLC

could

make

such

pa

yment

and

still

be

solvent

immediately

thereafter.

Barclays

Bank

PLC

shall

be

considered

solvent

on

any
date

if:

(1)

it

is

able

to

pay

its

debts

to

senior

creditors

as

they

fall

due;

and

(2)

its

auditors

have

reported

within

the

previous

six

months

that

its

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

170
assets

exceed

its

liabilities.

If

Barclays

Bank

PLC

shall

not

pay,

or

shall

pay

only

in

part,

a

dividend

for

a

period

of

seven

days

or

more

after

the

due
date

for

payment,

the

holders

of

the

£1

Preference

Shares

may

institute

proceedings

for

the

winding

-

up

of

Barclays

Bank

PLC.

No

remedy

against
Barclays

Bank

PLC

shall

be

available

to

the

holder

of

any

£1

Preference

Shares

for

the

recovery

of

amounts

owing

in

respect

of

£1

Preference
Shares

other

than

the

institution

of

proceedings

for

the

winding

-

up

of

B

arclays

Bank

PLC

and/or

proving

in

such

winding

-

up.

On

a

winding

-

up

or

other

return

of

capital

(other

than

a

redemption

or

purchase

by

Barclays

Bank

PLC

of

any

of

its

issued

shares,

or

a

reduction

of
share

capital,

permitted

by

the

Articles

of

Barclays

Ba

nk

PLC

and

under

applicable

law),

the

assets

of

Barclays

Bank

PLC

available

to

shareholders
shall

be

applied

in

priority

to

any

payment

to

the

holders

of

ordinary

shares

and

any

other

class

of

shares

in

the

capital

of

Barclays

Bank

PLC

then

in
issue

rankin

g

junior

to

the

£1

Preference

Shares

on

such

a

return

of

capital

and

pari

passu

on

such

a

return

of

capital

with

the

holders

of

any

other
class

of

shares

in

the

capital

of

Barclays

Bank

PLC

then

in

issue

(other

than

any

class

of

shares

in

the

capital

of

Ba

rclays

Bank

PLC

then

in

issue
ranking

in

priority

to

the

£1

Preference

Shares

on

a

winding

-

up

or

other

such

return

of

capital),

in

payment

to

the

holders

of

the

£1

Preference
Shares

of

a

sum

equal

to

the

aggregate

of:

(1)

an

amount

equal

to

the

dividends

accrued

thereon

for

the

then

current

dividend

period

(and

any
accumulated

arrears

thereof)

to

the

date

of

the

commencement

of

the

winding

-

up

or

other

such

return

of

capital;

and

(2)

an

amount

equal

to

£1
per

£1

Preference

Share.

After

payment

of

the

full

am

ount

of

the

liquidating

distributions

to

which

they

are

entitled,

the

holders

of

the

£1
Preference

Shares

will

have

no

right

or

claim

to

any

of

the

remaining

assets

of

Barclays

Bank

PLC

and

will

not

be

entitled

to

any

further

participation
in

such

return

o

f

capital.

The

£1

Preference

Shares

are

redeemable

at

the

option

of

Barclays

Bank

PLC,

in

whole

but

not

in

part

only,

subject

to

the

Companies

Act

2006

and
its

Articles.

Holders

of

the

£1

Preference

Shares

are

not

entitled

to

receive

notice

of,

or

to

attend,

or

vote

at,

any

general

meeting

of

Barclays

Bank
PLC.

Euro

Preference

Shares
140,000

Euro

4.75%

non-

cumulative

callable

preference

shares

of

€100

each

(the

4.75%

Preference

Shares)

were

issued

on

15

March

2005

for

a
consideration

of

€1,383.3m

(£966.7m

),

of

which

the

nominal

value

was

€14m

and

the

balance

was

share

premium.

The

4.75%

Preference

Shares
entitle

the

holders

thereof

to

receive

Euro

non

-

cumulative

cash

dividends

out

of

distributable

profits

of

Barclays

Bank

PLC,

annually

at

a

fixed

rate

of
4

.75%

per

annum

on

the

amount

of

€10,000

per

preference

share

until

15

March

2020,

and

thereafter

quarterly

at

a

rate

reset

quarterly

equal

to
0.71%

per

annum

above

the

Euro

interbank

offered

rate

for

three

-

month

Euro

deposits.

The

4.75%

Preference

Shares

are

redeemable

at

the

option

of

Barclays

Bank

PLC,

in

whole

but

not

in

part

only,

on

15

March

2020,

and

on

each
dividend

payment

date

thereafter

at

€10,000

per

share

plus

any

dividends

accrued

for

the

then

current

dividend

period

to

the

date

fixed

for
red

emption.

US

Dollar

Preference

Shares
100,000

US

Dollar

6.278%

non

-

cumulative

callable

preference

shares

of

$100

each

(the

6.278%

Preference

Shares),

represented

by

100,000
American

Depositary

Shares,

Series

1,

were

issued

on

8

June

2005

for

a

consideration

of

$995.4m

(£548.1m),

of

which

the

nominal

value

was
$10m

and

the

balance

was

share

premium.

The

6.278%

Preference

Shares

entitle

the

holders

thereof

to

receive

US

Dollar

non

-

cumulative

cash
dividends

out

of

distributable

profits

of

Barclays

Bank

PLC,

semi-annually

at

a

fixed

rate

of

6.278%

per

annum

on

the

amount

of

$10,000

per
preference

share

until

15

December

2034,

and

thereafter

quarterly

at

a

rate

reset

quarterly

equal

to

1.55%

per

annum

above

the

London

interbank
offered

rate

for

three

-

month

US

Dollar

deposits.

The

6.278%

Preference

Shares

are

redeemable

at

the

option

of

Barclays

Bank

PLC,

in

whole

but

not

in

part

only,

on

15

December

2034,

and

on
each

dividend

payment

date

thereafter

at

$10,000

per

share

plus

any

dividends

accrued

for

the

then

current

dividend

period

to

the

date

fixed

for
redemption.

106

million

US

Dollar

8.125%

non

-

cumulative

callable

preference

shares

of

$0.25

each

(the

8.125%

Preference

Shares),

represented

by

106

million
American

Depositary

Shares,

Series

5,

were

issued

on

11

April

2008

and

25

April

2008

for

a

total

consideration

of

$2,650m

(£1,345m),

of

which
the

nominal

value

was

$26.5m

and

the

balance

was

share

premium.

The

8.125%

Preference

Shares

entitle

the

holders

thereof

to

receive

US

Dollar
non

-

cumulative

c

ash

dividends

out

of

distributable

profits

of

Barclays

Bank

PLC,

quarterly

at

a

fixed

rate

of

8.125%

per

annum

on

the

amount

of
$25

per

preference

share.

The

8.125%

Preference

Shares

were

redeemed

in

full

on

December

15,

2018,

with

payment

being

made

on

M

onday,

December

17,

2018.

No

redemption

or

purchase

of

any

4.75%

Preference

Shares

and

the

6.278%

Preference

Shares

(together,

the

Preference

Shares)

may

be

made

by
Barclays

Bank

PLC

without

the

prior

approval

of

the

UK

PRA

and

any

such

redemption

will

be

subject

to

the

Companies

Act

2006

and

the

Articles

of
Barclays

Bank

PLC.

On

a

winding

-

up

of

Barclays

Bank

PLC

or

other

return

of

capital

(other

than

a

redemption

or

purchase

of

shares

of

Barclays

Bank

PLC,

or

a
reduction

of

share

capital),

a

holder

of

Pr

eference

Shares

will

rank

in

the

application

of

assets

of

Barclays

Bank

PLC

available

to

shareholders:

(1)
junior

to

the

holder

of

any

shares

of

Barclays

Bank

PLC

in

issue

ranking

in

priority

to

the

Preference

Shares;

(2)

equally

in

all

respects

with

holde

rs

of
other

preference

shares

and

any

other

shares

of

Barclays

Bank

PLC

in

issue

ranking

pari

passu

with

the

Preference

Shares;

and

(3)

in

priority

to

the
holders

of

ordinary

shares

and

any

other

shares

of

Barclays

Bank

PLC

in

issue

ranking

junior

to

the

P

reference

Shares.

The

holders

of

the

£13m

6%

Callable

Perpetual

Core

Tier

One

Notes

and

the

$179m

6.86%

Callable

Perpetual

Core

Tier

One

Notes

of

Barclays

Bank
PLC

(together,

the

TONs)

and

the

holders

of

the

£35m

5.3304%

Step-up

Callable

Perpetual

Reserve

Capital

Instruments,

the

£33m

6.3688%

Step-
up

Callable

Perpetual

Reserve

Capital

Instruments

and

the

£3,000m

14%

Step-up

Callable

Perpetual

Reserve

Capital

Instruments

of

Barclays

Bank
PLC

(together,

the

RCIs)

would,

for

the

purposes

only

of

calculating

the

amounts

payable

in

respect

of

such

securities

on

a

winding

-

up

of

Barclays

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

171
Bank

PLC,

subject

to

limited

exceptions

and

to

the

extent

that

the

TONs

and

the

RCIs

are

then

in

issue,

rank

pari

passu

with

the

holders

of

the

most
senior

class

or

classes

of

pre

ference

shares

then

in

issue

in

the

capital

of

Barclays

Bank

PLC.

Accordingly,

the

holders

of

the

preference

shares
would

rank

equally

with

the

holders

of

such

TONs

and

RCIs

on

such

a

winding

-

up

of

Barclays

Bank

PLC

(unless

one

or

more

classes

of

shares

of
Barclays

Bank

PLC

ranking

in

priority

to

the

preference

shares

are

in

issue

at

the

time

of

such

winding

-

up,

in

which

event

the

holders

of

such

TONs
and

RCIs

would

rank

equally

with

the

holders

of

such

shares

and

in

priority

to

the

holders

of

the

preferenc

e

shares).

Subject

to

such

ranking,

in

such

event,

holders

of

the

preference

shares

will

be

entitled

to

receive

out

of

assets

of

Barclays

Bank

PLC

available

for
distributions

to

shareholders,

liquidating

distributions

in

the

amount

of

€10,000

per

4.75%

Preference

Share

and

$10,000

per

6.278%

Preference
Share,

plus,

in

each

case,

an

amount

equal

to

the

accrued

dividend

for

the

then

current

dividend

period

to

the

date

of

the

commencement

of

the
winding

-

up

or

other

such

return

of

capital.

If

a

dividend

is

not

paid

in

full

on

any

preference

shares

on

any

dividend

payment

date,

then

a

dividend
restriction

shall

apply.

This

dividend

restriction

will

mean

that

neither

Barclays

Bank

PLC

nor

Barclays

PLC

may

(a)

declare

or

pay

a

dividend

(other

than

payment

by
Barclays

PLC

of

a

final

dividend

declared

by

its

shareholders

prior

to

the

relevant

dividend

payment

date,

or

a

div

idend

paid

by

Barclays

Bank

PLC

to
Barclays

PLC)

on

any

of

their

respective

ordinary

shares,

other

preference

shares

or

other

share

capital

or

(b)

redeem,

purchase,

reduce

or
otherwise

acquire

any

of

their

respective

share

capital,

other

than

shares

of

Bar

clays

Bank

PLC

held

by

Barclays

PLC

or

a

wholly

owned

subsidiary,
until

the

earlier

of:

(1)

the

date

on

which

Barclays

Bank

PLC

next

declares

and

pays

in

full

a

preference

dividend;

and

(2)

the

date

on

or

by

which

all
the

preference

shares

are

redeemed

in

full

or

purchased

by

Barclays

Bank

PLC.

Holders

of

the

preference

shares

are

not

entitled

to

receive

notice

of,

or

to

attend,

or

vote

at,

any

general

meeting

of

Barclays

Bank

PLC.

Barclays
Bank

PLC

is

not

permitted

to

create

a

class

of

shares

ranking

as

r

egards

participation

in

the

profits

or

assets

of

Barclays

Bank

PLC

in

priority

to

the
preference

shares,

save

with

the

sanction

of

a

special

resolution

of

a

separate

general

meeting

of

the

holders

of

the

preference

shares

(requiring

a
majority

of

not

less

than

three

-

fourths

of

the

holders

of

the

preference

shares

voting

at

the

separate

general

meeting)

or

with

the

consent

in

writing
of

the

holders

of

three

-

fourths

of

the

preference

shares.

Except

as

described

above,

the

holders

of

the

preference

shares

hav

e

no

right

to

participate

in

the

surplus

assets

of

Barclays

Bank

PLC.

Capital

Reorganisation
On

11

September

2018,

the

High

Court

of

Justice

in

England

and

Wales

confirmed

the

cancellation

of

the

share

premium

account

of

Barclays

Bank
PLC,

with

the

balanc

e

of

£

12,092

m

credited

to

retained

earnings.

Other

equity

instruments
Other

equity

instruments

of

£

8,323

m

(201

8

:

£

7

,595

m)

include

AT1

securities

that

are

issued

to

the

market

by

Barclays

PLC

.

Barclays

PLC

uses
funds

from

the

market

issuance

to

purchase

AT1

from

Barclays

Bank

Group

.

The

AT1

securities

are

perpetual

securities

with

no

fixed

maturity

and
are

structured

to

q

ualify

as

AT1

instruments

under

prevailing

capital

rules

applicable

as

at

the

relevant

issue

date.

In

201

9,

there

were

three

issuances

of

AT1

instruments,

in

the

form

of

Fixed

Rate

Resetting

Perpetual

Subordinated

Contingent

Convertible
Securities

(201

8

:

one

issuance)

totalling

£

2

,302

m

(201

8

:

£

1

,925

m

).

There

w

ere

also

two

redemption

s

in

201

9

(201

8

:

one

redemption)

totalling
£

1,574

m

(2018:

£1,242m)

.

AT1

equity

instruments
2019 2018
Initial

call

date
£m £m
AT1

equity

instruments

-

Barclays

Bank

Group
6.625%

Perpetual

Subordinated

Contingent

Convertible

Securities

(USD

1,211m)
2019
-
715
6.5%

Perpetual

Subordinated

Contingent

Convertible

Securities

(EUR

1,077m)
2019
-
860
8.0%

Perpetual

Subordinated

Contingent

Convertible

Securities

(EUR

1,000m)
2020
836
836
7.875%

Perpetual

Subordinated

Contingent

Convertible

Securities
2022
1,000
1,000
7.875%

Perpetual

Subordinated

Contingent

Convertible

Securities

(USD

1,500m)
2022
1,136
1,136
7.25%

Perpetual

Subordinated

Contingent

Convertible

Securities
2023
500
500
7.75%

Perpetual

Subordinated

Contingent

Convertible

Securities

(USD

2,500m)
2023
1,925
1,925
5.875%

Perpetual

Subordinated

Contingent

Convertible

Securities
2024
623
623
8%

Perpetual

Subordinated

Contingent

Convertible

Securities

(USD

2,000m)
2024
1,509
-
7.125%

Perpetual

Subordinated

Contingent

Convertible

Securities
2025
299
-
6.375%

Perpetual

Subordinated

Contingent

Convertible

Securities
2025
495
-
Total

AT1

equity

instruments
8,323
7,595

28

Reserves

Currency

translation

reserve

The

currency

translation

reserve

represents

the

cumulative

gains

and

losses

on

the

retranslation

of

the

Barclays

Bank

Group

net

investment

in
foreign

operations,

net

of

the

effects

of

hedging.

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

172

Fair

value

through

other

comprehensive

income

reserve
The

fair

value

through

other

comprehensive

income

reserve

represent

s

the

changes

in

the

fair

value

of

fair

value

through

other

comprehensive
income

investments

since

initial

recognition.

Cash

flow

hedging

reserve
The

cash

flow

hedging

reserve

represents

the

cumulative

gains

and

losses

on

effective

cash

flow

hedging

instruments

that

will

be

recycled

to

the
income

statement

when

the

hedged

transactions

affect

profit

or

loss.

Own

credit

r

eserve
The

own

credit

reserve

reflects

the

cumulative

own

credit

gains

and

losses

on

financial

liabilities

at

fair

value.

Amounts

in

the

own

credit

reserve

are
not

recycled

to

profit

or

loss

in

future

periods.

Other

reserves

and

other

shareholders’

equity
Other

reserves

relate

to

redeemed

ordinary

and

preference

shares

issued

by

the

Barclays

Bank

Group.

Included

in

other

shareholders’

equity

are

capital

notes

which

bear

interest

at

rates

fixed

periodically

in

advance,

based

on

London

interbank

rates.
These

notes

are

repayable

at

the

option

of

the

Barclays

Bank

PLC

,

in

whole

on

any

interest

payment

date.

B

arclays

Bank

PLC

is

not

obliged

to

make
a

payment

of

interest

on

its

capital

notes

if,

in

the

preceding

six

months,

a

dividend

has

not

been

declared

or

paid

on

any

class

of

shares

of

Barclays
PLC

.

Barclays

Bank

Group
2019 2018
£m £m
Currency

translation

reserve
3,383 3,927
Fair

value

through

other

comprehensive

income

reserve
(139) (298)
Cash

flow

hedging

reserve
388 (123)
Own

credit

reserve
(373) (121)
Other

reserves

and

other

shareholders'

equity
(24) (24)
Total 3,235 3,361

29
Non

-controlling

interests

Profit

attributable

to

non-
controlling

interest
Equity

attributable

to

non-
controlling

interest
Dividends

paid

to

non-
controlling

interest
2019 2018 2019 2018 2019 2018
£m £m £m £m £m £m
Other

non

-

controlling

interests
- - - 2 - -

Notes

to

the

financial

statements
Employee

benefits

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

173
The

notes

included

in

this

section

focus

on

the

costs

and

commitments

associated

with

employing

our

staff.

30

Staff

costs

Accounting

for

staff

costs
The

Barclays

Bank

Group

applies

IAS

19
Employee

benefits

in

its

accounting

for

most

of

the

components

of

staff

costs.

Short-

term

employee

benefits

–

salaries,

accrued

performance

costs

and

social

security

are

recognised

over

the

period

in

which

the

employees
provide

the

services

to

which

the

payments

relate.

Performance

costs

–

recognised

to

the

extent

that

the

Barclays

Bank

Group

has

a

present

obl

igation

to

its

employees

that

can

be

measured

reliably
and

are

recognised

over

the

period

of

service

that

employees

are

required

to

work

to

qualify

for

the

payment

s.

Deferred

cash

and

share

awards

are

made

to

employees

to

incentivise

performance

over

the

period

employees

provide

services.

To

receive

payment
under

an

award,

employees

must

provide

service

over

the

vesting

period.

The

period

over

which

the

expense

for

deferred

cash

and

share

awards

is
recognised

is

based

upon

the

period

employees

consider

their

services

contribute

to

the

awards.

For

past

awards,

the

Barclays

Bank

Group

considers
that

it

is

appropriate

to

recognise

the

awards

over

the

period

from

the

date

of

grant

to

the

date

that

the

awards

vest.

In

r

elation

to

awards

granted
from

2017

,

the

Ba

rclays

Bank

Group,

taking

into

account

the

changing

employee

understanding

surrounding

those

awards,

considered

it

appropriate
for

expense

to

be

recognised

over

four

years

including

the

financial

year

prior

to

the

grant

date.

The

accounting

policies

for

share

-

based

payments,

and

pensions

and

other

post-

retirement

benefits

are

included

in

Note

31

and

Note

32

respectively.

2019 2018 2017
c
£m £m £m
Performance

costs
1,104 1,300 917
Salaries
a
2,373 2,269 2,229
Social

security

costs
269 263 272
Post

-retirement

benefits
b
184 302 208
Other

compensation

costs
237 246 119
Total

compensation

costs
4,167 4,380 3,745
Other

resourcing

costs
Outsourcing 211 287 472
Redundancy

and

restructuring
69 87 24
Temporary

staff

costs
48 54 100
Other 70 66 52
Total

other

resourcing

costs
398 494 648
Total

staff

costs
4,565 4,874 4,393

Notes
a

£

123m

(2018:

£

54m;

2017:

£238m)

of

Group

compensation

was

capitalised

as

internally

generated

software.
b

Post

-retirem

ent

benefits

charge

includes

£126m

(2018:

£

99m;

2017:

£1

10m)

in

respect

of

defin

ed

contribution

schemes

and

£57m

(2018:

£

203m;

2017:

£

97m)

in

respect

of
defined

benefit

schemes.
c

In

2017,

£472m

of

performance

costs

recharged

by

Barclays

Execution

Services

Limited

to

B

arclays

B

ank

PLC

has

been

included

in

Other

administration

and

general

expenses
within

Operating

expenses.

For

further

details

on

Operating

expenses

refer

to

Note

8.

31

Share

-based

payments

Accounting

for

share

-based

payments
The

Barclays

Group

applies

IFRS

2
Share

-

based

Payments

in

accounting

for

employee

remuneration

in

the

form

of

shares.

Employee

incentives

include

awards

in

the

form

of

shares

and

share

options,

as

well

as

offering

employees

the

opportunity

to

purchase

shares

on
favourable

terms.

The

cost

of

the

empl

oyee

services

received

in

respect

of

the

shares

or

share

options

granted

is

recognised

in

the

income
statement

over

the

period

that

employees

provide

services.

The

overall

cost

of

the

award

is

calculated

using

the

number

of

shares

and

options
expected

to

v

est

and

the

fair

value

of

the

shares

or

options

at

the

date

of

grant.

The

number

of

shares

and

options

expected

to

vest

takes

into

account

the

likelihood

that

performance

and

service

conditions

included

in

the

terms
of

the

awards

will

be

met.

Failure

to

meet

the

non

-

vesting

condition

is

treated

as

a

cancellation,

resulting

in

an

acceleration

of

recognition

of

the
cost

of

the

employee

services.

The

fair

value

of

shares

is

the

market

price

ruling

on

the

grant

date,

in

some

cases

adjusted

to

reflect

restrictions

on

transferability.

The

fair

value

of
options

granted

is

determined

using

option

pricing

models

to

estimate

the

numbers

of

shares

likely

to

vest.

These

take

into

account

the

exercise
price

of

the

option,

the

current

share

price,

the

risk-free

intere

st

rate,

the

expected

volatility

of

the

share

price

over

the

life

of

the

option

and

other

Notes

to

the

financial

statements
Employee

benefits

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

174
relevant

factors.

Market

conditions

that

must

be

met

in

order

for

the

award

to

vest

are

also

reflected

in

the

fair

value

of

the

award,

as

are

any

other
non

-

vesting

co

nditions

–

such

as

continuing

to

make

payments

into

a

share

-

based

savings

scheme.

The

charge

for

the

year

arising

from

share

based

payment

schemes

was

as

follows:

Charge

for

the

year
2019 2018 2017
£m £m £m
Share

Value

Plan
4 40 87
Deferred

Share

Value

Plan
240 195 65
Others 148 131 55
Total

equity

settled
392 366 207
Cash

settled
3 1 1
Total

share

based

payments

395 367 208

The

terms

of

the

main

current

plans

are

as

follows:

Share

Value

Plan

(SVP)
The

SVP

was

introduced

in

March

2010.

SVP

awards

have

been

granted

to

participants

in

the

form

of

a

conditional

right

to

receive

Barclays

PLC
shares

or

provisional

allocations

of

Barclays

PLC

shares

which

vest

or

are

considered

for

release

over

a

period

of

three,

five

or

seven

years.
Participants

do

not

pay

to

receive

an

award

or

to

receive

a

release

of

shares.

For

awards

granted

before

Dec

ember

2017

,

the

grantor

may

also

make
a

dividend

equivalent

payment

to

participants

on

release

of

a

SVP

award.

SVP

awar

ds

are

also

made

to

eligible

employees

for

recruitment

purposes.
All

awards

are

subject

to

potential

forfeiture

in

certain

leaver

scenarios.

Deferred

Share

Value

Plan

(DSVP)
The

DSVP

was

introduced

in

February

2017.

The

terms

of

the

DSVP

are

materially

the

same

as

the

terms

of

the

SVP

as

described

above,

save

that
Executive

Directors

are

not

eligible

to

participate

in

the

DSVP

and

the

DSVP

operates

ov

er

market

purchase

shares

only.

Other

schemes

In

addition

to

the

SVP

and

DSVP,

the

Barclays

Group

opera

tes

a

number

of

other

schemes

settled

in

Barclays

PLC

Shares

including

Sharesave

(both
UK

and

Ireland

),

Sharepurchase

(both

UK

and

overseas),

and

the

Barclays

Group

Long

Term

Incentive

Plan

.

A

delivery

of

upfront

shares

to

‘Material
Risk

Takers’

can

be

mad

e

as

a

Share

Incentive

Award

(Holding

Period)

.

Share

option

and

award

plans
The

weighted

average

fair

value

per

award

granted,

weighted

average

share

price

at

the

date

of

exercise/release

of

shares

during

the

year,
weighted

average

contractual

remaining

life

and

number

of

options

and

awards

outstanding

(including

those

exercisable)

at

the

balance

sheet

date
were

as

follows:

2019 2018
Weighted

average
fair

value

per
award

granted

in
year
Weighted

average
share

price

at
exercise/

release
during

year
Weighted
average
remaining
contractual
life

in

years
Number

of
options/
awards
outstanding
(000s)
Weighted

average
fair

value

per
award

granted

in
year
Weighted

average
share

price

at
exercise/

release
during

year
Weighted
average
remaining
contractual
life

in

years
Number

of
options/
awards
outstanding
(000s)
£ £ £ £
SVP
a,b
1.43 1.59 1 2,940 1.99 2.11 <1 58,370
DSVP
a,b
1.43 1.60 1 294,209 1.94 2.10 1 183,962
Others
a
0.40

-1.60
1.57

-1.70
0

-3
37,481
0.36

-

2.11
1.82

-

2.11
0

-

3
38,092

SVP

and

DSVP

are

nil

cost

awards

on

which

the

performance

conditions

are

substantially

completed

at

the

date

of

grant.

Consequently,

the

fair
value

of

these

awards

is

based

on

the

market

value

at

that

date.

Notes

to

the

financial

statements
Employee

benefits

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

175
Movements

in

options

and

awards
The

movement

in

the

number

of

options

and

awards

for

the

major

schemes

and

the

weighted

average

exercise

price

of

options

was:

SVP
a,b
DSVP
a,b
Others
a,c
Number

(000s)
Number

(000s)
Number

(000s)
Weighted

average
ex.

price

(£)
2019 2018 2019 2018 2019 2018 2019 2018
Outstanding

at

beginning

of
year/acquisition

date

58,370 167,476 183,962 115,929 38,092 129,307 1.39 1.39
Transfers

in

the

year
d
823 (2,450) 2,111 (2,547) (3,042) (90,609) - -
Granted

in

the

year
1,653 855 197,231 119,668 101,881 61,736 1.19 1.51
Exercised/released

in

the

year
(56,316) (102,752) (74,379) (39,820) (91,337) (56,498) 1.21 1.50
Less:

forfeited

in

the

year
(1,590) (4,759) (14,716) (9,268) (7,081) (5,844) 1.51 1.52
Less:

expired

in

the

year
- - - - (1,032) - 2.00 1.72
Outstanding

at

end

of

year
2,940 58,370 294,209 183,962 37,481 38,092 1.27 1.39
Of

which

exercisable:
- - - - 5,499 4,083 1.31 1.90

Notes
a

Options/award

granted

over

Barclays

PLC

shares.

b

Weighted

average

exercise

price

is

not

applicable

for

SVP

and

DSVP

awards

as

these

are

not

share

option

schemes.
c

The

number

of

awards

within

Others

at

the

end

of

the

year

principally

relates

to

Sharesave

(number

of

awards

exercisable

at

end

of

year

was

2,693,798).

The

weighted

average
exercise

price

relates

to

Shar

esave.
d

Awards

of

employees

transferred

between

Barclays

Bank

Group

and

the

rest

of

the

Group.

Awards

and

options

granted

to

employees

and

former

employees

of

Barclays

Bank

Group

under

the

Barclays

Group

share

plans

may

be

satisfied
using

new

issue

shares,

treasury

shares

and

market

purchase

shares

of

Barclays

PLC.

Awards

granted

to

employees

and

former

employees

of
Barclays

Bank

Group

under

DSVP

may

only

be

satisfied

using

market

purchase

shares

of

Barclays

PLC.

There

were

no

significant

modifications

to

the

share

based

payments

arrangements

in

201

9

and

201

8.

As

at

31

December

201

9

,

the

total

liability

arising

from

cash-

settled

share

based

payments

transactions

was

£

3m

(2018

:

£2m).

Notes

to

the

financial

statements
Employee

benefits

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

176
32

Pensions

and

post

-retirement

benefits

Accounting

for

pensions

and

post

-retirement

benefits
The

Barclays

Bank

Group

operates

a

number

of

pension

schemes

and

post-

employment

benefit

schemes.

Defined

contribution

schemes

–

the

Barclays

Bank

Group

recognises

contributions

due

in

respect

of

the

accounting

period

in

the

income

statement.
Any

contributions

unpaid

at

the

balance

sheet

date

are

included

as

a

liability.

Defined

benefit

schemes

–

the

Barclays

Bank

Group

recognises

its

obligations

to

members

of

each

scheme

at

the

period

end,

less

the

fair

value

of
the

scheme

assets

after

applying

the

asset

ceiling

test.

Each

scheme’s

obligations

are

calculated

using

the

projected

unit

credit

me

thod.

Scheme

assets

are

stated

at

fair

value

as

at

the

period

end.

Changes

in

pension

scheme

liabilities

or

assets

(remeasurements)

that

do

not

arise

from

regular

pension

cost,

net

interest

on

net

defined

benefit
liabilities

or

assets,

past

service

costs,

settlements

or

contributions

to

the

scheme,

are

recognised

in

other

comprehensive

income.
Remeasurements

comprise

experience

adjustments

(differences

between

previous

actuarial

assumptions

and

what

has

actually

occurred),

the
effects

of

changes

in

actuari

al

assumptions,

return

on

scheme

assets

(excluding

amounts

included

in

the

interest

on

the

assets)

and

any

changes

in
the

effect

of

the

asset

ceiling

restriction

(excluding

amounts

included

in

the

interest

on

the

restriction).

Post

-

employment

benefit

schemes

–

the

cost

of

providing

healthcare

benefits

to

retired

employees

is

accrued

as

a

liability

in

the

financial
statements

over

the

period

that

the

employees

provide

services

to

the

Barclays

Bank

Group

,

using

a

methodology

similar

to

that

for

defined

b

enefit
pension

schemes.

Pension

schemes

UK

Retirement

Fund

(UKRF)
The

UKRF

is

Barclays

Bank

Group’s

main

scheme,

representing

97%

of

Barclays

Bank

Group’s

total

retirement

benefit

obligations.

Barclays

Bank
PLC

is

the

principal

employer

of

the

UKRF.

The

UKRF

was

closed

to

new

entrants

on

1

October

2012,

and

comprises

10

sections,

the

two

most
significant

of

which

are:

◾

Afterwork,

which

comprises

a

contributory

cash

balance

defined

benefit

element,

and

a

voluntary

defined

contribution

element.

The

cash
balance

element

is

accrued

each

year

and

revalued

until

Normal

Retirement

Age

in

line

with

the

increase

in

Retail

Price

Index

(RPI)

(up

to

a
maximum

of

5%

p.a.).

An

increase

of

up

to

2%

a

year

may

also

be

added

at

Barclays’

discretion.

The

costs

of

ill-health

retirements

and

death

in
service

benefits

for

Afterwork

members

are

borne

by

the

UKRF.

The

main

risks

that

Barclays

runs

in

relation

to

Afterwork

are

limited

although
additional

contributions

are

required

if

pre

-

retirement

investment

returns

are

n

ot

sufficient

to

provide

for

the

benefits.

◾

The

1964

Pension

Scheme.

Most

employees

recruited

before

July

1997

built

up

benefits

in

this

non

-

contributory

defined

benefit

scheme

in
respect

of

service

up

to

31

March

2010.

Pensions

were

calculated

by

reference

to

service

and

pensionable

salary.

From

1

April

2010,

members
became

eligible

to

accrue

future

service

benefits

in

either

Afterwork

or

the

Pension

Investment

Plan

(PIP),

a

historic

defined

contribution

section
which

is

now

closed

to

future

contri

butions.

The

risks

that

Barclays

runs

in

relation

to

the

1964

section

are

typical

of

final

salary

pension
schemes,

principally

that

investment

returns

fall

short

of

expectations,

that

inflation

exceeds

expectations,

and

that

retirees

live

longer

than
expec

ted.

Barclays

Pension

Savings

Plan

(BPSP)
The

BPSP

is

a

defined

contribution

scheme

providing

benefits

for

all

new

UK

hires

from

1

October

2012,

BPSP

is

not

subject

to

the

same

investment
return,

inflation

or

life

expectancy

risks

for

Barclays

that

define

d

benefit

schemes

are.

Members’

benefits

reflect

contributions

paid

and

the

level

of
investment

returns

achieved.

Other
Apart

from

the

UKRF

and

the

BPSP,

Barclays

operates

a

number

of

smaller

pension

and

long

-

term

employee

benefits

and

post-

retirement

health
care

plans

globally,

the

largest

of

which

are

the

US

defined

benefit

schemes.

Many

of

the

schemes

are

funded,

with

assets

backing

the

obligations
held

in

separate

legal

vehicles

such

as

trusts.

Others

are

operated

on

an

unfunded

basis.

The

benefits

provided,

the

approach

to

funding,

and

the
legal

basis

of

the

schemes,

reflect

local

environments.

Governance

The

UKRF

operates

under

trust

law

and

is

managed

and

administered

on

behalf

of

the

members

in

accordance

with

the

terms

of

the

Trust

Deed
and

Rules

and

all

relevant

legislation.

The

Corporate

Trustee

is

Barclays

Pension

Funds

Trustees

Limited,

a

private

limited

company

and

a

wholly
owned

subsidiary

of

Barclays

Bank

PLC.

The

Trustee

is

the

legal

owner

of

the

assets

of

the

UKRF

which

are

held

separately

from

the

assets

of
Barclays

Bank

P

lc.

The

Trustee

Board

comprises

six

Management

Directors

selected

by

Barclays,

of

whom

three

are

independent

Directors

with

no

relationship

with
Barclays

(and

who

are

not

members

of

the

UKRF),

plus

three

Member

Nominated

Directors

selected

from

eligible

active

staff,

deferred

and
pensioner

members

who

apply

for

the

role.

The

BPSP

is

a

Group

Personal

Pension

arrangement

which

operates

as

a

collection

of

personal

pension

plans.

Each

personal

pension

plan

is

a

direct
contract

between

the

employee

and

the

BPSP

pro

vider

(Legal

&

General

Assurance

Society

Limited),

and

is

regulated

by

the

FCA.

Similar

principles

of

pension

governance

apply

to

Barclays

Bank

PLC’s

other

pension

schemes,

depending

on

local

legislation.

Notes

to

the

financial

statements
Employee

benefits

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

177
Amounts

recognised
The

following

tables

include

amounts

recognised

in

the

income

statement

and

an

analysis

of

benefit

obligations

and

scheme

assets

for

all

Barclays
Bank

Group

defined

benefit

schemes.

The

net

position

is

reconciled

to

the

assets

and

liabilities

recognised

on

the

balance

sheet.

The

tables

include
funded

and

unfunded

post-

retirement

benefits.

Income

statement

charge
2019 2018
£m £m
Current

service

cost
58 64
Net

finance

cost
(48) (24)
Past

service

cost
- 134
Other

movements
1 5
Total 11 179

The

Barclays

Bank

Group

is

the

principal

employer

of

the

UKRF

and

hence

Scheme

Assets

and

Defined

Benefit

Obligations

relating

to

the

UKRF

are
recognised

within

the

Barclays

Bank

Group.

Barclays

Bank

UK

Plc

and

Barclays

Execution

services

Limited

are

participa

ting

employers

in

the

UKRF
and

their

share

of

the

UKRF

service

cost

is

borne

by

them.

Of

the

£226

m

current

service

cost

in

the

table

on

the

next

page,

£90

m

rela

tes

to

Barclays
Bank

UK

Plc

and

£78

m

relates

to

Ba

rclays

Execution

services

Limited.

While

the

entire

current

service

cost

is

accounted

for

in

the

Barclays

Bank
Group

on

balance

sheet,

the

income

statement

charge

is

accounted

for

across

all

the

participating

employers.

Balance

sheet

reconciliation
2019 2018
Barclays

Bank

Group

Total
Of

which

relates

to

UKRF
Barclays

Bank

Group

Total
Of

which

relates

to

UKRF
£m £m £m £m
Benefit

obligation

at

beginning

of

the

year
(28,237) (27,301) (30,243) (29,160)
Current

service

cost
(226) (210) (240) (226)
Interest

costs

on

scheme

liabilities
(747) (718) (705) (677)
Past

service

cost

-

-

(134) (140)
Remeasurement

(loss)/gain

-

financial
(3,087) (2,964) 1,129 1,075
Remeasurement

(loss)/gain

-

demographic
223 214 (242) (245)
Remeasurement

(loss)/gain

-

experience
277 266 (75) (94)
Employee

contributions
(5) (1) (4) (1)
Benefits

paid
1,459 1,410 2,205 2,167
Exchange

and

other

movements
45

-

72

-

Benefit

obligation

at

end

of

the

year
(30,298) (29,304) (28,237) (27,301)
Fair

value

of

scheme

assets

at

beginning

of

the
year 29,722 29,036 30,922 30,112
Interest

income

on

scheme

assets
795 774 729 709
Employer

contribution
755 731 754 741
Settlements (2)

-

(106) -
Remeasurement

-

return

on

plan

assets

greater
than

discount

rate
2,312 2,230 (400) (360)
Employee

contributions
5 1 4 1
Benefits

paid
(1,459) (1,410) (2,205) (2,167)
Exchange

and

other

movements
(35)

-

24

-

Fair

value

of

scheme

assets

at

the

end

of

the

year
32,093 31,362 29,722 29,036
Net

surplus/(deficit)
1,795 2,058 1,485 1,735
Retirement

benefit

assets
2,108 2,058 1,768 1,735
Retirement

benefit

liabilities
(313)

-

(283) -
Net

retirement

benefit

assets/(liabilities)
1,795 2,058 1,485 1,735

Included

within

the

Barclays

Bank

Group’s

benefit

obligation

was

£

760

m

(2018:

£757

m)

relating

to

overseas

pensions

and

£

166

m

(2018:

£172

m)
relating

to

other

post-

employment

benefits.

Notes

to

the

financial

statements
Employee

benefits

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

178
As

at

31

December

2019

,

the

UKRF’s

scheme

assets

were

in

surplus

versus

IAS

19

obligations

by

£2,

058m

(2018

:

£

1

,735

m).

The

movement

for

the
UKRF

was

driven

by

higher

than

assumed

asset

returns,

payment

of

deficit

reduction

contributions,

updated

mortality

assumptions,

and

lower

than
expected

inflation,

partially

offset

by

a

decrease

in

the

discount

rate

.

The

weighted

average

duration

of

the

benefit

payments

reflected

in

the

defined

benefit

obligation

for

the

UKRF

is

17

years.

The

UKRF

expected
benefits

are

projected

to

be

paid

out

for

in

excess

of

50

years,

although

25%

of

the

total

benefits

are

expected

to

be

paid

in

the

next

10

years;

30%
in

years

11

to

20

and

25%

in

years

20

to

30.

The

remainder

of

the

benefits

are

expected

to

be

paid

beyond

30

years.

Of

the

£1,410

m

(2018:

£2,16

7m)

UKRF

bene

fits

paid

out,

£580

m

(2018:

£1,420

m)

related

to

transfers

out

of

the

fund.

Where

a

scheme’s

assets

exceed

its

obligation,

an

asset

is

recognised

to

the

extent

that

it

does

not

exceed

the

present

value

of

future

contribution
holidays

or

refunds

of

contribu

tions

(the

asset

ceiling).

In

the

case

of

the

UKRF

the

asset

ceiling

is

not

applied

as,

in

certain

specified

circumstances
such

as

wind

-

up,

the

Barclays

Bank

Group

expects

to

be

able

to

recover

any

surplus.

Similarly,

a

liability

in

respect

of

future

minimum

funding
requirements

is

not

recognised.

The

Trustee

does

not

have

a

substantive

right

to

augment

benefits,

nor

do

they

have

the

right

to

wind

up

the

plan
except

in

the

dissolution

of

the

Barclays

Bank

Group

or

termination

of

contributions

by

the

Barclays

Bank

Grou

p.

The

application

of

the

asset

ceiling
to

other

plans

and

recognition

of

additional

liabilities

in

respect

of

future

minimum

funding

requirements

are

considered

on

an

individual

plan

basis.

Critical

accounting

estimates

and

judgements
Actuarial

valuation

of

the

schemes’

obligation

is

dependent

upon

a

series

of

assumptions.

Below

is

a

summary

of

the

main

financial

and
demographic

assumptions

adopted

for

the

UKRF.

Key

UKRF

financial

assumptions
2019 2018
%

p.a.
%

p.a.
Discount

rate
1.92 2.71
Inflation

rate

(RPI)
3.02 3.25

The

UKRF

discount

rate

assumption

for

2019

was

based

on

a

variant

of

the

standard

Willis

Towers

Watson

RATE

Link

model.

This

variant

includes
all

bonds

rated

AA

by

at

least

one

of

the

four

major

ratings

agencies,

and

assumes

that

forward

rates

after

year

3

0

are

flat.

The

RPI

inflation
assumption

for

2019

was

set

by

reference

to

the

Bank

of

England’s

implied

inflation

curve,

assuming

the

forward

rates

remain

flat

after

years.
The

inflation

assumption

incorporates

a

deduction

of

20

basis

points

as

an

allow

ance

for

an

inflation

risk

premium.

The

methodology

used

to
derive

the

discount

rate

and

price

inflation

assumptions

is

consistent

with

that

used

at

the

prior

year

end,

except

for

a

switch

to

holding

forward
rates

rather

spot

rates

flat

after

year

30.

The

UKRF’s

post-

retirement

mortality

assumptions

are

based

on

a

best

estimate

assumption

derived

from

an

analysis

in

2019

of

the

UKRF’s

own
post-

retirement

mortality

experience,

and

taking

account

of

recent

evidence

from

published

mortality

surveys.

An

allowa

nce

has

been

made

for
future

mortality

improvements

based

on

the

2018

core

projection

model

published

by

the

Continuous

Mortality

Investigation

Bureau

subject

to

a
long

-

term

trend

of

1.5%

per

annum

in

future

improvements.

The

methodology

used

is

consistent

with

the

prior

year

end,

except

that

the

2017

core
projection

model

was

used

at

2018,

and

a

long

-

trend

of

1.25%

p

er

annum

was

applied.

The

table

below

shows

how

the

assumed

life

expectancy

at
60,

for

members

of

the

UKRF,

has

varied

over

the

past

three

yea

rs:

Assumed

life

expectancy
2019 2018 2017
Life

expectancy

at

60

for

current

pensioners

(years)
–

Males
27.1 27.7 27.8
–

Females
29.3 29.4 29.4
Life

expectancy

at

60

for

future

pensioners

currently

aged

40

(years)
–

Males
28.9 29.2 29.3
–

Females
31.1 31.0 31.0

The

assumption

for

future

transfers

out

has

been

removed,

to

reflect

lower

volumes

experienced

in

2019

and

immaterial

volumes

expected

going
forwards.

The

previous

assumption

was

that

5%

of

the

benefit

obligation

in

respect

of

deferred

members

will

transfer

out

during

2020,

2.5%

in
2021,

tapering

down

to

0%

from

2022

onwards.

Sensitivity

analysis

on

actuarial

assumptions
The

sensitivity

analysis

has

been

calculated

by

valuing

the

UKRF

liabilities

using

the

amended

assumptions

shown

in

the

table

below

and

keeping
the

remaining

assumptions

the

same

as

disclosed

in

the

table

above,

except

in

the

case

of

the

inflation

sensitivity

where

other

assumptions

that
depend

on

assumed

inflation

have

also

been

amended

correspondingly.

The

difference

between

the

recalculated

liability

figure

and

that

stated

in
the

balance

sheet

reconciliation

table

above

is

the

figure

shown.

The

selection

of

these

movements

to

illustrate

the

sensitivity

of

the

defined

benefit
obligation

to

key

assumptions

shou

ld

not

be

interpreted

as

Barclays

expressing

any

specific

view

of

the

probability

of

such

movements

happening.

Notes

to

the

financial

statements
Employee

benefits

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

179
Change

in

key

assumptions
2019 2018
(Decrease)/Incre
ase

in

UKRF
defined

benefit
obligation
(Decrease)/Increa
se

in

UKRF

defined
benefit

obligation
£bn £bn
Discount

rate
0.50%

p.a.

increase
(2.3) (2.1)
0.25%

p.a.

increase
(1.2) (1.1)
0.25%

p.a.

decrease
1.2 1.1
0.50%

p.a.

decrease
2.6 2.4
Assumed

RPI
0.50%

p.a.

increase
1.5 1.3
0.25%

p.a.

increase
0.8 0.7
0.25%

p.a.

decrease
(0.7) (0.6)
0.50%

p.a.

decrease
(1.4) (1.3)
Life

expectancy

at

60
One

year

increase
1 0.9
One

year

decrease
(1) (0.9)

Assets
A

long

-

term

investment

strategy

has

been

set

for

the

UKRF,

with

its

asset

allocation

comprising

a

mixture

of

equities,

bonds,

property

and

other
appropriate

assets.

This

recognises

that

different

asset

classes

are

likely

to

produce

different

long

-

term

retu

rns

and

some

asset

classes

may

be
more

volatile

than

others.

The

long

-

term

investment

strategy

ensures,

among

other

aims,

that

investments

are

adequately

diversified.

The

UKRF

also

employs

derivative

instruments,

where

appropriate,

to

achieve

a

desired

exposure

or

return,

or

to

match

assets

more

closely

to
liabilities.

The

value

of

assets

shown

reflects

the

assets

held

by

the

scheme,

with

any

derivative

holdings

reflected

on

a

fair

value

basis.

The

value

of

the

assets

of

the

schemes

and

their

percentage

in

relation

to

total

scheme

assets

were

as

follows:
Analysis

of

scheme

assets
Barclays

Bank

Group

Total
Of

which

relates

to

UKRF
Value
%

of

total

fair

value

of

scheme

assets Value
%

of

total

fair

value

of

scheme

assets
£m % £m %
As

at

31

December

2019
Equities 2,349 7.3 2,174 6.9
Private

equities

2,083 6.5 2,083 6.6
Bonds

-

fixed

government
3,447 10.7 3,175 10.1
Bonds

-

index

-

linked

government
11,036 34.4 11,027 35.2
Bonds

-

corporate

and

other
9,234 28.8 9,042 28.8
Property 1,644 5.1 1,633 5.2
Infrastructure 1,558 4.9 1,558 5.0
Cash

and

liquid

assets
742 2.3 670 2.2
Fair

value

of

scheme

assets

32,093 100.0 31,362 100.0
As

at

December

2018
Equities 3,349 11.3 3,211 11.1
Private

equities

1,995 6.7 1,995 6.9
Bonds

-

fixed

government
3,320 11.2 3,062 10.5
Bonds

-

index

-

linked

government
10,945 36.8 10,936 37.7
Bonds

-

corporate

and

other
6,371 21.4 6,197 21.3
Property 1,712 5.8 1,702 5.9
Infrastructure 1,196 4.0 1,196 4.1
Cash

and

liquid

assets
834 2.8 737 2.5
Fair

value

of

scheme

assets

29,722 100.0 29,036 100.0

Notes

to

the

financial

statements
Employee

benefits

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

180
Included

within

the

fair

value

of

scheme

assets

were

nil

(2018

:

nil)

relating

to

shares

in

Barclays

PLC

and

nil

(2018:

nil)

relating

to

bonds

issued

by
Barclays

PLC.

The

UKRF

also

invests

in

pooled

investment

vehicles

which

may

hold

shares

or

debt

issued

by

Barclays

PLC.

The

UKRF

assets

above

do

not

include

the

Senior

Notes

asset

referred

to

in

the

section

below

on

Triennial

Valuation,

as

these

are

non

-

transferable
instrument

s

and

not

recognised

under

IAS19.

Approximately

44

%

of

the

UKRF

assets

are

invested

in

liability-driven

investment

strategies;

primarily

UK

gilts

as

well

as

interest

rate

and

inflation
swaps.

These

are

used

to

better

match

the

assets

to

its

liabilities.

Th

e

swaps

are

used

to

reduce

the

scheme’s

inflation

and

duration

risks

against

its
liabilities.

Triennial

Valuation
The

latest

triennial

actuarial

valuation

of

the

UKRF

with

an

effective

date

of

30

September

2019

has

been

completed.

This

valuation

showed

a
funding

deficit

of

£2.3bn

and

a

funding

level

of

94%,

compared

to

a

£4.0bn

funding

deficit

in

the

30

September

2018

update,

and

a

£7.9bn

funding
deficit

in

the

previous

triennial

valuation

(effective

date

30

September

2016).

The

decrease

in

funding

deficit

over

the

year

to

30

September

2019
was

mainly

driven

by

the

payment

of

deficit

reduction

contributions

and

changes

to

mortality

assumptions.

The

Bank

and

UKRF

Trustee

have

agreed

a

revised

statement

of

funding

principles,

schedule

of

contributions,

and

recovery

plan

to

seek

to

eliminate
the

funding

deficit.

The

main

differences

between

the

funding

and

accounting

assumptions

are

a

different

approach

to

setting

the

discount

rate

and

a

more
conservative

longevity

assumption

for

funding.

The

deficit

reduc

tion

contributions

agreed

with

the

UKRF

Trustee

as

part

of

the

30

September

2019

triennial

valuation

recovery

plan

are

show

n
alongside

the

deficit

reduction

contributions

agreed

in

2017

for

the

prior

30

September

2016

triennial

valuation.

Deficit

reduction
contributions

under

the

Deficit

reduction
contributions

under

the

30

September

2016

valuation
30

September

2019

valuation
Year
£m £m
Cash

paid:
2019

-

paid

in

two

installments

of

£250m

in

April

and

September
500 -
2019

-

paid

in

December
- 500
Future

commitments:
2020 500 500
2021 1,000 700
2022 1,000 294
2023 1,000 286
2024

-

2026
1,000

each

year
-

As

part

of

the

triennial

actuarial

valuation,

Barclays

Bank

PLC

agreed

to

pay

a

£500

m

contribution

on

11

December

2019

and

at

the

same

time

the
UKRF

subscribed

for

non

-

transferrable

listed

senior

fixed

rate

notes

for

£500m,

backed

by

UK

gilts

(the

Senior

Notes).

The

Senior

Notes

were

issued
by

Heron

Issuer

Limited

(Heron),

an

entity

that

is

consolidated

within

the

Barclays

Group

under

IFRS10.

The

Senior

Notes

entitle

the

UKRF

to

semi-
annual

coupon

payments

for

five

years,

and

full

repayment

of

the

subscription

in

cash

at

maturity

in

2024.

Heron

acquired

the

gilts

from

BBPLC

for
cash

of

£60

0m

to

support

these

payments.

BBPLC

also

subscrib

ed

for

Junior

notes

issued

by

Heron

for

£100m.

The

contribution

forms

part

of

the
recovery

plan

agreed

as

part

of

the

2019

valuation

of

the

UKRF.

No

liability

is

rec

o

gnised

under

IAS19

for

the

obligation

to

make

deficit

reduction
contributions,

for

the

obligation

of

Heron

to

repay

the

Senior

Notes,

or

for

the

cash

received

by

BBPLC

from

Heron

for

the

transfer

of

the

gilts,

as
settlement

in

2024

gives

rise

to

both

a

reduction

in

cash

and

a

corresponding

increa

se

in

net

defined

benefit

assets.

The

deficit

reduction

contributions

are

in

addition

to

the

regular

contributions

to

meet

the

Barclays

Bank

Group’s

share

of

the

cost

of

benefits
accruing

over

each

year.

The

next

funding

valuation

of

the

UKRF

is

due

to

be

completed

in

202

3

with

an

effective

date

of

30

September

20

22

.

Other

support

measures

agreed

which

remain

in

place
Collateral

–

The

UKRF

Trustee

and

Barclays

Bank

PLC

have

entered

into

an

arrangement

whereby

a

collateral

pool

has

been

put

in

place

to

provide
security

for

the

UKRF

funding

deficit

as

it

increases

or

decreases

over

time.

The

collateral

pool

is

currently

made

up

of

government

securities,

and
agreement

was

made

with

the

Trustee

to

cover

100%

of

the

funding

deficit

with

an

overall

cap

of

£9b

n.

The

arrangement

provides

the

UKRF
Trustee

with

dedicated

access

to

the

pool

of

assets

in

the

event

of

Barclays

Bank

PLC

not

paying

a

deficit

reduction

contribution

to

the

UKRF

or

in
the

event

of

B

arclays

Bank

PLC’s

insolvency.

These

assets

are

included

within

Note

37

Assets

pledged,

collateral

received

and

assets

transferred.

Support

from

Barclays

PLC

–

In

the

event

of

Barclays

Bank

PLC

not

paying

a

deficit

reduction

contribution

payment

required

by

a

specified

pre-
payment

date,

Barclays

PLC

has

entered

into

an

arrangement

whereby

it

will

be

required

to

use,

in

first

priority,

dividends

received

from

Barclays
Bank

UK

PLC

(if

any)

to

invest

the

proceeds

in

Barclays

Bank

PLC

(up

to

the

maximum

amount

of

the

deficit

reduction

contribution

unpaid

by
Barclays

Bank

PLC).

The

proceeds

of

the

investment

will

be

used

to

discharge

Barclays

Bank

PLC’s

unpaid

deficit

reduction

contribution.

Notes

to

the

financial

statements
Employee

benefits

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

181

Participation

–

As

permitted

under

the

Financial

Services

and

Markets

Act

2000

(Banking

Reform)

(Pensions)

Regulations

2015,

Barclays

Bank

UK
PLC

is

a

participating

employer

in

the

UKRF

and

will

remain

so

during

a

transitional

phase

until

September

2025

as

set

out

in

a

deed

of
participation.

Barclays

Bank

UK

PLC

will

make

contributions

for

the

future

service

of

its

employees

who

are

currently

Afterwork

members

and,

in
the

event

of

Barclays

Bank

PLC’s

insolvency

during

this

period

provision

has

been

made

to

require

Barclays

Bank

UK

PLC

to

become

the

principal
employer

of

the

UKRF.

Barclays

Bank

PLC’s

Section

75

debt

would

be

trigg

ered

by

the

insolvency

(the

debt

would

be

calculated

after

allowing

for
the

payment

to

the

UKRF

of

the

collateral

above)

.

Defined

benefit

c

ontributions

paid

with

respect

to

the

UKRF

were

as

follows:

Contributions

paid
£m
2019 1,231
2018 741
2017 1,124

There

were

nil

(2018:

nil;

2017:

£153

m)

Section

75

contributions

included

within

the

Barclays

Bank

Group’s

contributions

paid

as

no

participating
employ

ers

left

the

UKRF

scheme

in

2019

.

The

Barclays

Bank

Group’s

expected

contribution

to

the

UKRF

in

respect

of

defined

benefits

in

2020

is

£

560m

(2019

:

£

562

m).

In

addition,

the
expected

contributions

to

UK

defined

con

tribution

schemes

in

2020

is

£7

m

(2019:

£7m)

to

the

UKRF

and

£41m

(2019:

£37

m)

to

the

BPSP.

Notes

to

the

financial

statements
Scope

of

consolidation

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

182
The

section

presents

information

on

the

Barclays

Bank

Group

’s

investments

in

subsidiaries,

joint

ventures

and

associates

and

its

interests

in
structured

entities.

Detail

is

also

given

on

securitisation

transactions

the

Barclays

Bank

Group

has

entered

into

and

arrangements

that

are

held

off-
balance

sheet.

Principal

subsidiaries

Barclays

Bank

Group

applies

IFRS

10
Consolidated

Financial

Statements
.

The

consolidated

financial

statements

combine

the

financial

statements

of
Barclays

Bank

PLC

and

all

of

its

subsidiaries.

Subsidiaries

are

entities

over

which

Barclays

Bank

Group

has

con

trol.

Under

IFRS

10,

this

is

when
Barclays

Bank

Group

is

exposed

or

has

rights

to

variable

returns

from

its

involvement

in

the

entity

and

has

the

ability

to

affect

those

returns

through
its

power

over

the

entity.

Barclays

Bank

Group

reassesses

whether

it

controls

an

entity

if

facts

and

circumstances

indicate

that

there

have

been

changes

to

its

power,

its
rights

to

variable

returns

or

its

ability

to

use

its

power

to

affect

the

amount

of

its

returns.

Intra

-

group

transactions

and

balances

are

eliminated

on

consolidation

and

consistent

accounting

policies

are

used

throughout

the

Barclays

Bank
Group

for

the

purposes

of

the

consolidation.

Changes

in

ownership

interests

in

subsidiaries

are

accounted

for

as

equity

transactions

if

they

occur
after

control

has

been

obtained

and

they

do

not

result

in

loss

of

control.

The

significant

judgements

used

in

applying

this

policy

are

set

out

below.

Accounting

for

investment

in

subsidiaries
In

the

individual

financial

statements

of

Barclays

Bank

PLC,

investments

in

subsidiaries

are

stated

at

cost

less

impairment.

Investment

s

in

subsidiaries,

the

majority

of

which

are

engaged

in

banking

related

activities,

are

recorded

on

the

balance

sheet

at

historical

cost

less
any

impairment.

At

31

December

201

9

the

historical

cost

of

inve

stments

in

subsidiaries

was

£16,606m

(2018:

£15,452

m),

and

impairment
allowances

recognised

against

these

inve

stments

totalled

£501m

(2018:

£494m).

The

increase

in

historical

cost

is

predominantly

due

to

capital
injections

into

Barclays

Bank

Ireland

PLC,

partially

offset

by

intra

-

group

transfers.

At

the

end

of

each

reporting

period

an

impairment

review

is

undertaken

in

respect

of

investment

in

subsidiaries.

Impairment

is

required

where

the
investment

exceeds

the

recoverable

amou

nt.

The

recoverable

amount

is

calculated

using

a

value

in

use

(VIU)

methodology

to

arrive

at

the

present
value

of

future

cash

flows

expected

to

be

derived

from

the

investment.

The

VIU

calculation

uses

forecast

attributable

profit,

based

on

financial
budget

s

approved

by

management,

covering

a

five-

year

period,

as

an

approximation

of

future

cash

flows.

Terminal

growth

rates

ranging

from
0.5%

to

1.5%

have

been

applied

to

arrive

at

cash

flows

thereafter,

which

are

based

on

long

term

expected

growth

rates

publis

hed

by

the
International

Monetary

Fund.

The

forecasted

cash

flows

have

been

discounted

at

pre

-

tax

rate

s

ranging

from

13.7%

to

15.3%

.

There

has

been

no
material

change

to

the

carrying

value

of

investments

in

subsidiaries

as

a

result

of

the

impairment

review

.

Principal

subsidiaries

for

the

Barclays

Bank

Group

are

set

out

below.

This

includes

those

subsidiaries

that

are

most

significant

in

the

context

of

the
Barclays

Bank

Group’s

business,

results

or

financial

position.

Principal

place

of
business

or
incorporation
Percentage

of
voting

rights

held
Non

-controlling
interests

-
proportion

of
ownership
interests
Non

-controlling
interests

-
proportion

of
voting

interests
Company

Name
Nature

of

business
% % %
Barclays

Bank

Ireland

PLC
Ireland
Banking,

holding

company
100 - -
Barclays

Capital

Inc.
United

States
Securities

dealing
100 - -
Barclays

Capital

Securities

Limited
United

Kingdom
Securities

dealing
100 - -
Barclays

Securities

Japan

Limited
Japan
Securities

dealing
100 - -
Barclays

US

LLC
United

States
Holding

company
100 - -
Barclays

Bank

Delaware
United

States
Credit

card

issuer

100 - -

The

country

of

registration

or

incorporation

is

also

the

principal

area

of

operation

of

each

of

the

above

subsidiaries.

Ownership

interests

are

in

some

cases

different

to

voting

interests

due

to

the

existence

of

non

-

voting

equity

interests,

such

as

preference

shares.
See

Note

29

for

more

information.

Significant

judgements

and

assumptions

used

to

determine

the

scope

of

the

consolidation
Determining

whether

the

Barclays

Bank

Group

has

control

of

an

entity

is

generally

straightforward

based

on

ownership

of

the

majority

of

the

voting
capital.

However,

in

certain

instances,

this

determination

will

involve

significant

judgement,

particularly

in

the

case

of

structured

entities

where
voting

rights

are

often

not

the

determining

factor

in

decisions

over

the

relevant

activities.

This

judgement

will

involve

assessing

the

purpose

and
design

of

the

entity.

It

will

also

often

be

necessary

to

consider

whether

the

B

arclays

Bank

Group,

or

another

involved

party

with

power

over

the
relevant

activities,

is

acting

as

a

principal

in

its

own

right

or

as

an

agent

on

behalf

of

others.

Notes

to

the

financial

statements
Scope

of

consolidation

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

183
There

is

also

often

considerable

judgement

involved

in

the

ongoing

assessment

of

control

over

structured

entities.

In

this

regard,

where

market
conditions

have

deteriorated

such

that

the

other

investors’

exposures

to

the

structure’s

variable

returns

have

been

substantively

eliminated,

the
Barclays

Bank

Group

may

conclude

that

the

managers

of

the

structured

entity

are

acting

as

its

agent

and

therefore

will

consolidate

the

structured
entity.

An

interest

in

equity

voting

rights

exceeding

50%

would

typically

indicate

that

the

Barclays

Bank

Group

has

control

of

an

entity.

However,

the

entity
set

out

below

is

excluded

from

consolidation

because

the

Barclays

Bank

Group

does

not

have

exposure

to

its

variable

returns.

Country

of

registration

or

incorporation
Company

name
Percentage

of

voting
rights

held

(%)
Equity

shareholders'

funds
(£m)
Retained

profit

for

the
year

(£m)
Cayman

Islands
Palomino

Limited
100 - -

This

entity

is

managed

by

an

external

counterparty

and

consequently

is

not

controlled

by

the

Barclays

Bank

Group.

Interests

relating

to

this

entity
are

included

in

Note

34.

Significant

restrictions
As

is

typical

for

a

g

roup

of

its

size

and

international

scope,

there

are

restrictions

on

the

ability

of

the

Barclays

Bank

Group

to

obtain

distributions

of
capital,

access

the

assets

or

repay

the

liabilities

of

members

of

its

Group

due

to

the

statutory,

regulatory

and

contractual

requirements

of

its
subsidiaries

and

due

to

the

protective

rights

of

non

-

controlling

interests.

These

are

considered

below.

Regulatory

requirements
The

Barclays

Bank

Group’s

principal

subsidiary

companies

have

assets

and

liabilities

before

intercompany

eliminations

of

£307bn

(2018:

£265bn)
and

£285bn

(2018

:

£2

46bn)

respectively.

The

assets

and

liabilities

are

subject

to

prudential

regulation

and

regulatory

capital

requirements

in

the
countries

in

which

they

are

regulat

ed.

These

require

entities

to

maintain

minimum

capital

levels

which

cannot

be

returned

to

the

p

arent

company,
Barclays

Bank

PLC

on

a

going

concern

basis.

In

order

to

meet

capital

requirements,

subsidiaries

may

issue

certain

equity

accounted

and

debt

accounted

financial

instruments

such

as

Tier

1

and
Tier

2

capital

instruments

and

other

forms

of

subordinated

liabilities.

Refer

to

Note

26

and

Note

27

for

particulars

of

these

instruments.

These
instruments

may

be

subject

to

cancellation

clauses

or

preference

share

restrictions

that

would

limit

the

ability

of

the

entity

to

repatriate

the

capital
on

a

timely

basis.

Liquidity

requirements
Regulated

subsidiaries

of

the

Barclays

Bank

Group

are

required

to

meet

PRA

or

local

regulatory

requirements

pertaining

to

liquidity.

Some

of

the
regulated

subsidiaries

include

Barclays

Capital

Securities

Limited

(which

is

regulated

on

a

combined

basis

with

Barclays

Bank

PLC

under

a

Domestic
Liquidity

Sub

-

Group

(DoLSub)

arrangement

)

,

Barclays

Bank

Ireland

PLC,

Barclays

Capital

Inc.

and

Barc

lays

Bank

Delaware.

See

pages

72

to

76

for
further

details

of

liquidity

requirements,

including

those

of

the

Barclays

Ba

nk

Group’s

significant

subsidiaries.

Statutory

requirements

The

Barclays

Bank

Group’s

subsidiaries

are

subject

to

statutory

requirements

not

to

make

distributions

of

capital

and

unrealised

profits

and
generally

to

maintain

solvency.

These

requirements

restrict

the

ability

of

subsidiaries

to

make

remittances

of

dividends

to

Barclays

Bank

PLC,

the
parent,

except

in

the

event

of

a

legal

capital

reduction

or

liquidation.

In

most

cases

the

regulatory

restrictions

referred

to

above

exceed

the

statutory
restrictions.

Contractual

requirements
Asset

encumbrance
The

Barclays

Bank

Group

uses

its

financial

assets

to

raise

finance

in

the

form

of

securitisations

and

through

the

liquidity

schemes

of

central

banks

,
as

well

as

to

provide

security

for

the

UK

Retirement

Fund

.

Once

encumbered,

the

assets

are

not

available

for

transfer

around

the

Barclays

Bank
Group.

The

assets

typically

affected

are

disclosed

in

Note

37.

Other

restrictions
The

Barclays

Bank

Group

is

required

to

maintain

balances

with

central

banks

and

other

regulatory

authorit

ies

and

these

amounted

to

£4,505m
(2018:

£4,717

m).

Structured

entities

A

structured

entity

is

an

entity

in

which

voting

or

similar

rights

are

not

the

dominant

factor

in

deciding

control.

Structured

entities

are

generally
created

to

achieve

a

narrow

and

well-defined

objective

with

restrictions

around

their

ongoing

activities.

Depending

on

the

Barclays

Bank

Group’s

power

over

the

activities

of

the

entity

and

its

exposure

to

and

ability

to

influence

its

own

returns,

it

may
consolidate

the

entity.

In

other

cases,

it

may

sponsor

or

have

exposure

to

such

an

entity

but

not

consolida

te

it.

Consolidated

structured

entities

The

Barclays

Bank

Group

has

contractual

arrangements

which

may

require

it

to

provide

financial

support

to

the

following

types

of

consolidated
structured

entities:

Notes

to

the

financial

statements
Scope

of

consolidation

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

184
Securitisation

vehicles
The

Barclays

Bank

Group

uses

securitisation

as

a

source

of

financing

and

a

means

of

risk

transfer.

Refer

to

Note

for

further

detail.

Commercial

paper

(CP)

and

medium

-

term

note

conduits
The

Barclays

Bank

Group

provided

£8.3

bn

(2018:

£1

1.7

bn)

in

undrawn

contractual

backstop

liquidity

facilities

to

CP

conduits.

Fund

management

entities
In

previous

periods,

Barclays

Bank

Group

had

contractually

guaranteed

the

performance

of

certain

cash

investments

in

a

number

of

managed
investment

funds

which

resulted

in

their

consolidation.

As

at

31

December

2019,

the

notional

value

of

the

guarantees

were

£

nil

(2018:

£nil)

as

the
European

Wealth

Funds

associated

with

these

guarantees

were

either

closed

or

ownership

has

been

transferred

outside

the

Barclays

Bank

Group
and

they

are

no

longer

conso

lidated.

Employee

benefit

and

other

trusts
The

Barclays

Bank

Group

provides

capital

contributions

to

employee

benefit

trusts

to

enable

them

to

meet

obligations

to

employees

in

relation

to
share

-

based

remuneration

arrangements.

During

2019,

the

Barclays

Bank

Group

provided

undrawn

liquidity

facilities

of

£2.5

bn

(2018:

£2

.6

bn)

to
certain

trusts.

Unconsolidated

structured

entities

in

which

the

Barclays

Bank

Group

has

an

interest

An

interest

in

a

structured

entity

is

any

form

of

contractual

or

non

-

contractual

involvement

which

creates

variability

in

returns

arising

from

the
performance

of

the

entity

for

the

Barclays

Bank

Group.

Such

interests

include

holdings

of

debt

or

equity

securities,

derivatives

that

transfer

financial
risks

from

the

entity

to

the

Barclays

Bank

Group,

lending,

loan

commitments,

financial

guarantees

and

investment

management

agreements.

Interest

rate

swaps,

foreign

exchange

derivatives

that

are

not

complex

and

which

expose

the

Barclays

Bank

Group

to

insignificant

credit

risk

by
being

senior

in

the

payment

waterfall

of

a

securitisation

and

derivatives

that

are

determined

to

introduce

risk

or

variability

to

a

structured

entity

are
not

considered

to

be

an

interest

in

an

entity

and

have

been

excluded

from

the

disclosures

below.

The

nature

and

extent

of

the

Barclays

Bank

Group’s

interests

in

structured

entities

is

summarised

below:

Notes

to

the

financial

statements
Scope

of

consolidation

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

185
Summary

of

interests

in

unconsolidated

structured

entities
Secured
financing
Short

-term
traded

interests
Traded
derivatives
Other

interests
Total
£m £m £m £m £m
As

at

31

December

2019
Assets
Trading

portfolio

assets
- 9,585 - 76 9,661
Financial

assets

at

fair

value

through

the

income

statement
32,859 - - 2,500 35,359
Derivative

financial

instruments
- - 2,369 - 2,369
Financial

assets

at

fair

value

through

other

comprehensive

income
- - - 391 391
Loans

and

advances

at

amortised

cost
- - - 17,092 17,092
Reverse

repurchase

agreements

and

other

similar

secured

lending
77 - - - 77
Other

assets
- - - 22 22
Total

assets
32,936 9,585 2,369 20,081 64,971
Liabilities
Derivative

financial

instruments
- - 3,171 2,437 5,608
As

at

31

December

2018
Assets
Trading

portfolio

assets
- 12,206 - - 12,206
Financial

assets

at

fair

value

through

the

income

statement
32,359 - - 2,595 34,954
Derivative

financial

instruments
- - 5,236 - 5,236
Financial

assets

at

fair

value

through

other

comprehensive

income
- - - - -
Loans

and

advances

at

amortised

cost
- - - 15,019 15,019
Reverse

repurchase

agreements

and

other

similar

secured

lending
- - - - -
Other

assets
- - - 13 13
Total

assets
32,359 12,206 5,236 17,627 67,428
Liabilities
Derivative

financial

instruments
- - 6,438 2,586 9,024

Secured

financing

arrangements,

short

-

term

traded

interests

and

traded

derivatives

are

typically

managed

under

market

risk

manageme

nt

policies
described

on

page

39

which

includes

an

indication

of

the

change

of

risk

measures

compared

to

last

year.

For

this

reason,

the

total

assets

of

these
entities

are

not

considered

meaningful

for

the

purposes

of

understanding

the

related

risks

and

so

have

not

been

presented.

Other

interests

include
conduits

and

lending

where

the

interest

is

driven

by

normal

customer

demand

.

Secured

financing

The

Barclays

Bank

Group

routinely

enters

into

reverse

repurchase

contracts,

stock

borrow

ing

and

similar

arrangements

on

normal

commercial
terms

where

the

counterparty

to

the

arrangement

is

a

structured

entity.

Due

to

the

nature

of

these

arrangements,

especially

the

transfer

of
collateral

and

ongoing

margining,

the

Barclays

Bank

Group

has

minimal

exposure

to

the

performance

of

the

structured

entity

counterparty.

This
includes

margin

lending

which

is

presented

under

financial

assets

at

fair

value

through

the

income

statement

to

align

to

the

balance

sheet
presentation.

Short-

term

traded

interests

The

Barclays

Bank

Group

buys

and

sells

interests

in

structured

entities

as

part

of

its

trading

activities,

for

example,

retail

mortgage

-

backed
securities,

collateralised

debt

obligations

and

similar

interests.

Such

interests

are

typically

held

individually

or

as

part

of

a

larger

portfoli

o

for

no
more

than

90

days.

In

such

cases,

the

Barclays

Bank

Group

typically

has

no

other

involvement

with

the

structured

entity

other

than

the

securities

it
holds

as

part

of

trading

activities

and

its

maximum

exposure

to

loss

is

restricted

to

the

carrying

value

of

the

asset.

As

at

31

December

2019,

£

8

,903

m

(2018:

£

8

,436

m)

of

the

Barclays

Bank

Group’s

£

9,585

m

(2018:

£12,206m)

short-term

traded

interests

were
comprised

of

debt

securities

issued

by

asset

securitisation

vehicles.

Traded

derivatives
The

Barclays

Bank

Group

enters

into

a

variety

of

derivative

contracts

with

structured

entities

which

reference

market

risk

variables

such

as

interest
rates,

foreign

exchange

rates

and

credit

indices

among

other

things.

The

main

derivative

types

which

are

consi

dered

interests

in

structured

entities
include

index

-

based

and

entity

specific

credit

default

swaps,

balance

guaranteed

swaps,

total

return

swaps,

commodities

swaps,

and

equity

swaps.
A

description

of

the

types

of

derivatives

and

the

risk

management

practi

ces

are

detailed

in

Note

13.

The

risk

of

loss

may

be

mitigated

through
ongoing

margining

requirements

as

well

as

a

right

to

cash

flows

from

the

structured

entity

which

are

senior

in

the

payment

waterfall.

Such

Notes

to

the

financial

statements
Scope

of

consolidation

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

186
margining

requirements

are

consistent

with

mar

ket

practice

for

many

derivative

arrangements

and

in

line

with

the

Barclays

Bank

Group’s

normal
credit

policies.

Derivative

transactions

require

the

counterparty

to

provide

cash

or

other

collateral

under

margining

agreements

to

mitigate

counterparty

credit
risk.

The

Barclays

Bank

Group

is

mainly

exposed

to

settlement

risk

on

these

derivatives

which

is

mitigated

through

daily

margining

.

Total

notionals
amounted

to

£

314

,170

m

(2018:

£246,774

m).

Except

for

credit

default

swaps

where

the

maximum

exposure

to

loss

is

the

swap

notional

amount,

it

is

not

possible

to

estimate

the

maximum
exposure

to

loss

in

respect

of

der

ivative

positions

as

the

fair

value

of

derivatives

is

subject

to

changes

in

market

rates

of

interest,

exchange

rates
and

credit

indices

which

by

their

nature

are

uncertain.

In

addition,

the

Barclays

Bank

Group’s

losses

would

be

subject

to

mitigating

action

under

its
traded

market

risk

and

credit

risk

policies

that

require

the

counterparty

to

provide

collateral

in

cash

or

other

assets

in

most

cases.

Other

interests

in

unconsolidated

structured

entities
The

Barclays

Bank

Group’s

interests

in

structured

entities

not

held

for

the

purposes

of

short

-

term

trading

activities

are

set

out

below,

summarised
by

the

purpose

of

the

entities

and

limited

to

significant

categories,

based

on

maximum

exposure

to

loss.

Nature

of

interest
Multi

-seller
conduit
programmes Lending
Investment

funds
and

trusts
Others Total
£m £m £m £m £m
As

at

31

December

2019
Trading

portfolio

assets
-

-

-

76 76
Financial

assets

at

fair

value

through

the

income

statement
–

Debt

securities
-

-

-

80 80
–

Loans

and

advances
-

-

-

2,417 2,417
–

Equity

securities
-

-

-

3 3
Financial

assets

at

fair

value

through

other

comprehensive
income
-

-

-

391 391
Loans

and

advances

at

amortised

cost
5,930 7,874
-

3,288 17,092
Other

assets
17 4 1
-

22
Total

on

-balance

sheet

exposures
5,947 7,878 1 6,255 20,081
Total

off

-

balance

sheet

notional

amounts
8,649 3,732
-

1,621 14,002
Maximum

exposure

to

loss
14,596 11,610 1 7,876 34,083
Total

assets

of

the

entity
78,716 139,210 501 15,638 234,065
As

at

31

December

2018
Trading

portfolio

assets
-

-

-

-

-

Financial

assets

at

fair

value

through

the

income

statement
–

Debt

securities
444
-

-

114 558
–

Loans

and

advances
-

-

-

2,037 2,037
–

Equity

securities
-

-

-

-

-

Financial

assets

at

fair

value

through

other

comprehensive
income
-

-

-

-

-

Loans

and

advances

at

amortised

cost
6,100 8,269
-

650 15,019
Other

assets
9 3 1
-

13
Total

on

-balance

sheet

exposures
6,553 8,272 1 2,801 17,627
Total

off

-

balance

sheet

notional

amounts
11,671 4,172
-

431 16,274
Maximum

exposure

to

loss
18,224 12,444 1 3,232 33,901
Total

assets

of

the

entity
73,109 187,176 455 21,255 281,995

Maximum

exposure

to

loss
Unless

specified

otherwise

below,

the

Barclays

Bank

Group’s

maximum

exposure

to

loss

is

the

total

of

its

on

-

balance

sheet

positions

and

its

off-
balance

sheet

arrangements,

being

loan

commitments

and

financial

guarantees.

Exposure

to

loss

is

mitigated

through

collateral,

financial
guarantees,

the

availability

of

netting

and

credit

protection

held.

Multi-seller

conduit

programme

Notes

to

the

financial

statements
Scope

of

consolidation

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

187
The

multi-seller

conduit

engages

in

providing

financing

to

various

clients

and

holds

whole

or

partial

interests

in

pools

of

receivables

or

similar
obligations.

These

instruments

are

protected

from

loss

through

over

-

collateralisation,

seller

guarantees,

or

other

credit

enhancements

provided

to
the

conduit.

The

Barclays

Bank

Group’s

off

-

balance

sheet

exposure

included

in

the

table

above

represents

liquidity

facilities

that

are

provided

to

the
conduit

for

the

benefit

of

the

holders

of

the

commercial

paper

issued

by

the

conduit

and

will

only

be

drawn

where

the

conduit

is

unable

to

access
the

commercial

paper

market.

If

these

liquidity

facilities

are

drawn,

the

Barclays

Bank

Group

is

protected

from

loss

through

over

-

collateralisation,
seller

guarantees,

or

other

credit

enhanc

ements

provided

to

the

conduit.

Lending
The

portfolio

includes

lending

provided

by

the

Barclays

Bank

Group

to

unconsolidated

structured

entities

in

the

normal

course

of

its

lending
business

to

earn

income

in

the

form

of

interest

and

lending

fees

and

includes

loans

to

structured

entities

that

are

generally

collateralised

by
property,

equipment

or

other

assets.

All

loans

are

subject

to

the

Barclays

Bank

Group’s

credit

sanctioning

process.

Collateral

arrangements

are
specific

to

the

circumstances

of

each

loan

with

additional

guarantees

and

collateral

sought

from

the

sponsor

of

the

structured

entity

for

certain
arrangements.

During

the

period

the

Barclays

Bank

Gr

oup

incurred

an

impairment

of

£7m

(2018:

£66

m)

against

such

facilities.

Investment

funds

and

trusts

In

the

course

of

its

fund

management

activities,

the

Barclays

Bank

Group

establishes

pooled

investment

funds

that

comprise

investments

of

various
kinds,

tailored

to

meet

certain

investors’

requirements.

The

Barclays

Bank

Group’s

interest

in

funds

is

generally

restricted

to

a

fund

management
fee,

the

value

of

which

is

typ

ically

based

on

the

performance

of

the

fund.

The

Barclays

Bank

Group

acts

as

trustee

to

a

number

of

trusts

established

by

or

on

behalf

of

its

clients.

The

purpose

of

the

trusts,

which

meet

the
definition

of

structured

entities,

is

to

hold

assets

on

behalf

of

beneficiaries.

The

Barclays

Bank

Group’s

interest

in

trusts

is

generally

restricted

to
unpaid

fees

which,

depending

on

the

trust,

may

be

fixed

or

based

on

the

value

of

the

trust

assets.

Barclays

Bank

PLC

has

no

other

risk

exposure

to
the

trusts.

Other
This

includes

fair

value

loans

with

structured

entities

where

the

market

risk

is

materially

hedged

with

corresponding

derivative

contracts,

interests
in

debt

securities

issued

by

securitisation

vehicles

and

drawn

and

undrawn

loan

facilities

to

these

entities.

Assets

transferred

to

sponsored

unconsolidated

structured

entities

Assets

transferred

to

sponsored

unconsolidated

structured

entities

were

£471m

(2

018:

£516m).

Investments

in

associates

and

joint

ventures

Accounting

for

associates

and

joint

ventures
The

Barclays

Bank

Group

applies

IAS

28
Investments

in

Associates

and

IFRS

11
Joint

Arrangements
.

Associates

are

entities

in

which

the

Barclays
Bank

Group

has

significant

influence,

but

not

control,

over

the

operating

and

financial

policies.

Generally

the

Barclays

Bank

Group

holds

more

than
20%,

but

less

than

50%,

of

their

voting

shares.

Joint

ventures

are

arrangements

where

the

Barclays

Bank

Group

has

joint

control

and

rights

to

the
net

assets

of

the

entity.

The

Barclays

Bank

Group’s

investments

in

associates

and

joint

ventures

are

initially

recorded

at

cost

and

increased

(or

decreased)

each

year

by

the
Barclays

Bank

Group’s

share

of

the

post

acquisition

profit/(loss).

The

Barclays

Bank

Group

ceases

to

recognise

its

share

of

the

losses

of

equity
accounted

associates

when

its

share

of

the

net

assets

and

amounts

due

from

the

entity

have

been

written

off

in

full,

unless

it

has

a

contractual

or
constructi

ve

obligation

to

make

good

its

share

of

the

losses.

In

some

cases,

investments

in

these

entities

may

be

held

at

fair

value

through

profit

or
loss,

for

example,

those

held

by

private

equity

businesses.

There

are

no

individually

significant

investments

in

joint

ventures

or

associates

held

by

Barclays

Bank

Group.

2019 2018
Associates
Joint

ventures
Total Associates
Joint

ventures
Total
£m £m £m £m £m £m
Equity

accounted
30 265 295 481 281 762
Held

at

fair

value

through

profit

or

loss
- 516 516 - 509 509
Total 30 781 811 481 790 1,271

Summarised

financial

information

for

the

Barclays

Bank

Group’s

equity

accounted

associates

and

joint

ventures

is

set

out

below.

The

amounts
shown

are

the

net

income

of

the

investees,

not

just

the

Barclays

Bank

Group’s

share

,

for

the

year

ended

31

December

2019,

with

the

exception

of
certain

undertakings

for

which

the

amounts

are

based

on

accounts

made

up

to

dates

not

earlier

than

three

months

before

the

balance

sheet

date.

Notes

to

the

financial

statements
Scope

of

consolidation

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

188
Associates
Joint

ventures
2019 2018 2019 2018
£m £m £m £m
Profit

from

continuing

operations
83 173 86 54
Other

comprehensive

income

/

(expenses)
- 28 3 32
Total

comprehensive

income

from

continuing

operations
83 201 89 86

Unrecognised

shares

of

the

losses

of

individually

immaterial

associates

and

joint

ventures

were

£nil

(2018:

£nil).

The

Barclays

Bank

commitments

and

contingencies

to

its

associates

and

joint

ventures

comprised

unutilised

credit

facilities

provided

to

customers
of

£1,726

m

(2018:

£1,71

5m).

In

addition,

the

Barclays

B

ank

Group

has

made

commitments

to

finance

or

otherwise

provide

resources

to

its

joint
ventures

and

associates

of

£nil

(2018:

£318m).

Securitisations

Accounting

for

securitisations
The

Barclays

Bank

Group

uses

securitisations

as

a

source

of

finance

and

a

means

of

risk

transfer.

Such

transactions

generally

result

in

the

transfer
of

contractual

cash

flows

from

portfolios

of

financial

assets

to

holders

of

issued

debt

securities.

Securitisations

may,

dependin

g

on

the

individual

arrangement,

result

in

continued

recognition

of

the

securitised

assets

and

the

recognition

of

the
debt

securities

issued

in

the

transaction;

lead

to

partial

continued

recognition

of

the

assets

to

the

extent

of

the

Barclays

Bank

Group’s

continuing
involvement

in

those

assets

or

to

derecognition

of

the

assets

and

the

separate

recognition,

as

assets

or

liabilities,

of

any

rights

and

obligations
created

or

retained

in

the

transfer.

Full

derecognition

only

occurs

when

the

Barclays

Bank

Group

transfers

both

its

contractual

right

to

receive

cash
flows

from

the

financial

assets,

or

retains

the

contractual

rights

to

receive

the

cash

flows,

but

assumes

a

contractual

obligation

to

pay

the

cash
flows

to

another

party

without

material

delay

or

reinves

tment,

and

also

transfers

substantially

all

the

risks

and

rewards

of

ownership,

including
credit

risk,

prepayment

risk

and

interest

rate

risk.

In

the

course

of

its

normal

banking

activities,

Barclays

Bank

Group

makes

transfers

of

financial

assets,

either

where

legal

rights

to

the

cash

flows
from

the

asset

are

passed

to

the

counterparty

or

beneficially,

where

Barclays

Bank

Group

retains

the

rights

to

the

cash

flows

but

assumes

a
responsibility

to

transfer

them

to

the

counterparty.

Depending

on

the

nature

of

the

transaction,

this

may

result

in

derecognition

of

the

assets

in
their

entirety,

partial

derecognition

or

no

derecognition

of

the

assets

subject

to

the

transfer.

A

summary

of

the

main

transactions,

and

the

assets

and

liabilities

and

the

financial

risks

arising

from

these

transactions,

is

set

out

below:

Transfers

of

financial

assets

that

do

not

result

in

derecognition

Securitisations
Barclays

Bank

Group

was

party

to

securitisation

transactions

involving

its

credit

card

balances.

In

these

transactions,

the

assets,

interests

in

the

assets,

or

beneficial

interests

in

the

cash

flows

arising

from

the

assets,

are

transferred

to

a

special
purpose

entity,

which

then

issues

interest

bearing

debt

securities

to

third

party

investors.

Securitisations

may,

depending

on

the

individual

arrangement,

result

in

continued

recognition

of

the

securitised

assets

and

the

recognition

of

the
debt

securities

issued

in

the

transaction.

Partial

continued

recognition

of

the

assets

to

the

extent

of

Barclays

Bank

Group’s

cont

inuing

involvement
in

those

assets

can

also

occur

or

derecognition

of

the

assets

and

the

separate

recognition,

as

assets

or

liabilities,

of

any

rights

and

obligations
created

or

retained

in

the

transfer.

The

following

table

shows

the

carrying

amount

of

securitised

assets

that

have

not

resulted

in

full

derecognition,

together

with

the

associated
liabilities,

for

each

category

of

asset

on

the

balance

sheet:

2019 2018
Assets
Liabilties

Assets
Liabilties

Carrying
amount

Fair

value
Carrying
amount

Fair

value
Carrying
amount

Fair

value
Carrying
amount

Fair

value
£m £m £m £m £m £m £m £m
Barclays

Bank

Group
Loans

and

advances

at

amortised

cost
Credit

cards,

unsecured

loans

and

other
retail

lending
3,035 3,183 (2,426) (2,429) 3,042 3,094 (2,975) (2,962)

Balances

included

within

loans

and

advances

at

amortised

cost

represent

securitisations

where

substantially

all

the

risks

and

rewards

of

the

asset
have

been

retained

by

Barclays

Bank

Group.

Notes

to

the

financial

statements
Scope

of

consolidation

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

189
The

relationship

between

the

transferred

assets

and

the

associated

liabilities

is

that

holders

of

notes

may

only

look

to

cash

flows

from

the
securitised

assets

for

payments

of

principal

and

interest

due

to

them

under

the

terms

of

their

notes,

although

the

contractual

terms

of

their

no

tes
may

be

different

to

the

maturity

and

interest

of

the

transferred

assets.

For

transfers

of

assets

in

relation

to

r

epurchase

agreements,

see

Note

37

Continuing

involvement

in

fin

ancial

assets

that

have

been

derecognised

In

some

cases,

the

Barclays

Bank

Group

may

have

transferred

a

financial

asset

in

its

entirety

but

may

hav

e

continuing

involvement

in

it.

This

arises
in

asset

securitisations

where

loans

and

asset

backed

securities

were

derecognised

as

a

result

of

the

Barcl

ays

Bank

Gr

oup’s

involvement

with
commercial

mortgage

backed

securities.

Continuing

involvement

largely

arises

from

providing

financing

into

these

structures

in

the

form

of
retained

notes,

which

do

not

bear

first

losses.

The

table

below

shows

the

potent

ial

financial

implications

of

such

continuing

involvement:

Continuing

involvement
a
Gain/(loss)

from

continuing
involvement
Carrying

amount

Fair

value
Maximum
exposure

to

loss
For

the

year
ended
Cumulative

to

31
December
Type

of

transfer
£m £m £m £m £m
2019
Commercial

mortgage

backed

securities
189 188 189 1 4
2018
Commercial

mortgage

backed

securities
135 135 135 2 3

Note
a

Assets

which

represent

the

Barclays

Bank

Group’s

continuing

involvement

in

derecognised

assets

are

recorded

in

Loans

and

advances

at

amortised

cost.

Assets

pledge

d,

collateral

received

and

assets

transferred

Assets

are

pledged

or

transferred

as

collateral

to

secure

liabilities

under

repurchase

agreements,

securitisations

and

stock

lending

agreements

or

as
security

deposits

relating

to

derivatives.

Assets

transferred

are

non

-

cash

assets

transferred

to

a

third

party

that

do

not

qualify

for

derecognition
from

the

Barclays

Bank

Group

balance

sheet,

for

example

because

Barclays

retains

substantially

all

the

exposure

to

those

assets

under

an
agreement

to

repurchase

them

in

the

future

for

a

fixed

price.

Where

non

-

cash

assets

are

pledged

or

transferred

as

collateral

for

cash

received,

the

asset

continues

to

be

recognised

in

full,

and

a

related

liability
is

also

recognised

on

the

balance

sheet.

Liabilities

are

shown

on

a

net

basis

in

acc

ordance

with

IAS

32.

Where

non

-

cash

assets

are

pledged

or
transferred

as

collateral

in

an

exchange

for

non

-

cash

assets,

the

transferred

asset

continues

to

be

recognised

in

full,

and

there

is

no

associated
liability

as

the

non

-

cash

collateral

received

is

not

recognised

on

the

balance

sheet.

The

Barclays

Bank

Group

is

unable

to

use,

sell

or

pledge

the
transferred

assets

for

the

duration

of

the

transaction

and

re

mains

exposed

to

interest

rate

risk

and

credit

risk

on

these

pledged

assets.

Unless
stated,

the

counterparty's

recourse

is

not

limited

to

the

transferred

assets.

The

following

table

summarises

the

nature

and

carrying

amount

of

the

assets

pledged

as

secur

ity

against

these

liabilities:

Barclays

Bank

Group
2019 2018
£m £m
Cash

collateral

and

settlements
61,158 53,540
Loans

and

advances

at

amortised

cost
18,726 12,597
Trading

portfolio

assets
65,341 63,373
Financial

assets

at

fair

value

through

the

income

statement
8,107 7,450
Financial

assets

at

fair

value

through

other

comprehensive

income
8,011 9,179
Assets

pledged
161,343 146,139

Notes

to

the

financial

statements
Scope

of

consolidation

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

190
The

following

table

summarises

the

transferred

financial

assets

and

the

associated

liabilities:

Barclays

Bank

Group
Transferred

assets
Associated

liabilities
£m £m
At

31

December

2019
Derivatives 64,061 (64,061)
Repurchase

agreements
35,562 (22,981)
Securities

lending

arrangements
53,099 -
Other 8,621 (4,430)
161,343 (91,472)
At

31

December

2018
Derivatives 55,082 (55,082)
Repurchase

agreements
38,811 (25,721)
Securities

lending

arrangements
41,766 -
Other 10,480 (7,840)
146,139 (88,643)

Included

within

other

are

agreements

where

a

counterparty's

recourse

is

limited

to

the

transferred

assets.

The

relationship

between

the

transferred
assets

and

the

associated

liabilities

is

that

holders

of

notes

may

only

look

to

cash

flows

from

the

securitised

assets

for

payments

of

principal

and
interest

due

to

them

under

the

terms

of

their

notes.

Carrying

value
Fair

value
Transferred
assets
Associated
liabilities
Transferred
assets
Associated
liabilities
Net

position
£m £m £m £m £m
Barclays

Bank

Group
2019
Recourse

to

transferred

assets

only
3,035 (2,426) 3,183 (2,429) 754
2018
Recourse

to

transferred

assets

only
3,042 (2,975) 3,094 (2,962) 132

Barclays

Bank

Group

has

an

additional

£

2.5bn

(2018:

£4.0bn)

of

loans

and

advances

within

its

asset

backed

funding

programmes

that

can

readily
be

used

to

raise

additional

secured

funding

and

are

available

to

support

future

issuances.

Total

assets

pledged

includes

a

collateral

pool

put

in

place

to

provide

security

for

the

UKRF

funding

deficit.

Refer

to

Note

32

for

further

details.

Collateral

held

as

security

for

assets
Under

certain

transactions,

including

reverse

repurchase

agreements

and

stock

borrowing

transactions,

Barclays

Bank

Group

is

allowed

to

resell

or
re

-

pledge

the

collateral

held.

The

fair

value

at

the

balance

sheet

date

of

collateral

accepted

and

re

-

pledged

to

others

was

as

follows:

Barclays

Bank

Group
2019 2018
£m £m
Fair

value

of

securities

accepted

as

collateral
660,999 597,100
Of

which

fair

value

of

securities

re

-

pledged/transferred

to

others
554,111 530,364

Additional

disclosure

has

been

included

in

collateral

and

other

credit

enhancements

on

pages

47

to

48.

Notes

to

the

financial

statements
Other

disclosure

matters

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

191
The

notes

included

in

this

section

focus

on

related

party

transactions,

Auditors’

remuneration,

Directors’

remuneration

and

Transition

disclosures.
Related

parties

include

any

subsidiaries,

associates,

joint

ventures

and

Key

Management

Personnel.

Related

party

transactions

and

Directors’

remuneration

Related

party

transactions

Parties

are

considered

to

be

related

if

one

party

has

the

ability

to

control

the

other

party

or

exercise

significant

influence

over

the

other

party

in
making

financial

or

operational

decisions,

or

one

other

party

controls

both.

The

transfer

of

European

operations

to

Barclays

Bank

Ireland

PLC

has

materially

affected

the

financial

statements

of

Barclays

Bank

PLC

during

the
year

with

regards

to

its

related

party

transactions.

There

was

no

impact

on

the

consolidated

financial

statements

of

the

Barclays

Bank

Group.

Refer
to

Note

for

further

details,

including

intra

-

group

bal

ances.

Parent

company
The

parent

company,

which

is

also

the

ultimate

parent

company,

is

Barclays

PLC,

which

holds

100%

of

the

issued

ordinary

shares

of

Barclays

Bank
PLC.

Subsidiaries
Transactions

between

Barclays

Bank

PLC

and

its

subsidiaries

also

meet

the

definition

of

related

party

transactions.

Where

these

are

eliminated

on
consolidation,

they

are

not

disclosed

in

the

Barclays

Bank

Group’s

financial

statements.

A

list

of

the

Barclays

Bank

Group’s

principal

subsidiaries

is
shown

in

Note

33.

Fellow

su

bsidiaries
Transactions

between

the

Barclays

Bank

Group

and

other

subsidiaries

of

the

parent

company

also

meet

the

definition

of

related

party

transactions.

Associates,

jo

int

ventures

and

other

entities
The

Barclays

Bank

Group

provides

banking

services

to

its

associates,

joint

ventures

and

the

Barclays

Bank

Group

pension

funds

(principally

the

UK
Retirement

Fund),

providing

loans,

overdrafts,

interest

and

non

-

interest

bearing

deposits

and

current

accounts

to

these

entities

as

well

as

other
services.

Barc

lays

Bank

Group

companies

also

provide

investment

management

and

custodian

services

to

the

Barclays

Bank

Group

pension
schemes.

All

of

these

transactions

are

conducted

on

the

same

terms

as

third

party

transactions.

Summarised

financial

information

for

the

Barclays
Bank

Group’s

investments

in

associates

and

joint

ventures

is

set

out

in

Note

35.

Amounts

included

in

the

Barclays

Bank

Group’s

financial

statements,

in

aggregate,

by

category

of

related

party

entity

are

as

follows:

Parent
Fellow
subsidiaries Associates
Joint

ventures
Pension

funds
£m £m £m £m £m
For

the

year

ended

and

as

at

31

December

2019
Total

income
(717) 53 - 12 3
Credit

impairment

charges
- - - - -
Operating

expenses
(90) (3,023) (5) - -
Total

assets
2,097 2,165 - 1,303 3
Total

liabilities
24,876 1,600 - - 75
For

the

year

ended

and

as

at

31

December

2018
Total

income
(416) (3) - 7 3
Credit

impairment

charges
- - - - -
Operating

expenses
(122) (3,630) (1) (7) -
Total

assets
727 1,091 12 1,288 3
Total

liabilities
21,405 2,058 85 2 139

An

entity

that

is

consolidated

within

the

Group

under

IFRS

10

has

issued

Senior

No

tes

to

the

UKRF

with

a

nominal

value

of

£500m.

This

is

not
included

within

the

table

above.

Refer

to

Note

32

for

further

details.

Total

liabilities

includes

total

liabilities

are

d

erivatives

transacted

on

behalf

of
the

pensions

funds

of

£6

m

(

2018:

£3

m).

Key

Management

Personnel

Key

Management

Personnel

are

defined

as

those

persons

having

authority

and

responsibility

for

planning,

directing

and

controlling

the

activities

of
Barclays

Bank

PLC

(directly

or

indirectly)

and

comprise

the

Directors

and

Officers

of

Barclays

Bank

PLC,

certain

direct

reports

of

the

Chief

Executive
Officer

and

the

heads

of

major

business

units

and

functions.

Notes

to

the

financial

statements
Other

disclosure

matters

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

192
The

Barclays

B

ank

Group

provides

banking

services

to

Key

Management

Personnel

and

persons

connected

to

them.

Transactions

during

the

year
and

the

balances

outstanding

were

as

follows:

Loans

outstanding
2019 2018
£m £m
As

at

1

January
14.6 4.8
Loans

issued

during

the

year
a
0.1 12.6
Loan

repayments

during

the

year
b
(14.7) (2.8)
As

at

31

December

- 14.6

Notes
a

Includes

loans

issued

to

existing

Key

Management

Personnel

and

new

or

existing

loans

issued

to

newly

appointed

Key

Management

Personnel.
b

Includes

loan

repayments

by

existing

Key

Management

Personnel

and

loans

to

former

Key

Management

Personnel.

No

allowances

for

impairment

were

recognised

in

respect

of

loans

to

Key

Management

Personnel

(or

any

connected

person).

Deposits

outstanding
2019 2018
£m £m
As

at

1

January
2.9 6.9
Deposits

received

during

the

year
a
11.5 17.4
Deposits

repaid

during

the

year
b
(10.2) (21.4)
As

at

31

December

4.2 2.9

Notes
a

Includes

deposits

received

from

existing

Key

Management

Personnel

and

new

or

existing

deposits

received

from

newly

appointed

Key

Management

Personnel.
b

Includes

deposits

repaid

by

existing

Key

Management

Personnel

and

deposits

of

former

Key

Management

Personnel.

Total

commitments

outstanding
Total

commitments

outstanding

refer

to

the

total

of

any

undrawn

amounts

on

credit

card

and/or

overdraft

facilities

provided

to

Key

Management
Personnel.

Total

commitments

outstanding

as

at

31

December

2019

were

£0.1m

(2018:

£0.5

m).

Loans

to

Key

Management

Personnel

(and

persons

connected

to

them)

were

made

in

the

ordinary

course

of

business;

were

made

on

substantially
the

same

terms,

including

interest

rates

and

collateral,

as

those

prevailing

at

the

same

time

for

comparable

transactions

with

other

persons

;

and

did
not

involve

more

than

a

normal

risk

of

collectability

or

present

other

unfavourable

features.

Notes

to

the

financial

statements
Other

disclosure

matters

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

193
Remuneration

of

Key

Management

Personnel
Total

remuneration

awarded

to

Key

Management

Personnel

below

represents

the

awards

made

to

individuals

that

have

been

approved

by

the
Board

Remuneration

Committee

as

part

of

the

latest

remuneration

decisions.

Costs

recognised

in

the

income

statement

reflect

the

accounting
charge

for

the

year

included

within

operating

expenses.

The

difference

between

the

values

awarde

d

and

the

recognised

income

statement

charge
principally

relates

to

the

recognition

of

deferred

costs

for

prior

year

awards.

Figures

are

provided

for

the

period

that

individuals

met

the

definition

of
Key

Management

Personnel.

2019 2018
£m £m
Salaries

and

other

short

-

term

benefits
37.6 50.7
Pension

costs
0.2 0.3
Other

long

-

term

benefits
9.1 12.6
Share

-

based

payments
14.2 24.8
Employer

social

security

charges

on

emoluments
6.0 8.5
Costs

recognised

for

accounting

purposes
67.1 96.9
Employer

social

security

charges

on

emoluments
(6.0) (8.5)
Other

long

-

term

benefits

–

difference

between

awards

granted

and

costs

recognised
(1.0)
4.5

Share

-

based

payments

–

difference

between

awards

granted

and

costs

recognised
(0.7) (2.1)
Total

remuneration

awarded
59.4 90.8

Disclosure

required

by

the

Companies

Act

2006
The

following

information

regarding

Barclays

Bank

PLC

Board

of

Directors

is

presented

in

accordance

with

the

Companies

Act

2006:

2019 2018
£m £m
Aggregate

emoluments
a
7.6 10.5
Amounts

paid

under

LTIPs
b
0.2 0.6
7.8 11.1

Notes
a

The

aggregate

emoluments

include

amounts

paid

for

the

2019

year

.

In

addition,

deferr

ed

cash

and

share

awards

for

2019

with

a

total

value

at

grant

of

£

1.9m

will

be

made

to
Directors

which

will

only

vest

subjec

t

to

meeting

certain

conditions

.

b

The

figure

above

for

‘Amounts

paid

under

LTIPs’

for

2019

re

lates

to

an

LTIP

award

released

to

a

Director

in

2019.

Dividend

shares

released

on

the

award

are

excluded.

Pen

sion

contributions

totalling

£11,

932

were

paid

to

defined

contribution

schemes

on

behalf

of

Directors

(2018:

£11,848

).

There

were

no

notional
pension

contributions

to

defined

contribution

schemes.

As

at

31

December

2019,

there

were

no

Directors

accruing

benefits

under

a

defined

benefit

scheme

(2018:

nil).

The

aggregate

amou

nt

of

compensation

payable

to

departing

officer

s

in

respect

of

loss

of

office

was

£3,929,875.

Of

the

figures

in

the

table

above,

the

amounts

attributable

to

the

highest

paid

Director

in

respect

of

qualifying

services

are

as

follows:

2019 2018
£m £m
Aggregate

emoluments
a
3.2 3.6
Amounts

paid

under

LTIPs
- -
3.2 3.6

Note
a

The

aggregate

emoluments

include

amounts

paid

for

the

2019

year.

In

addition,

a

deferred

share

award

for

2019

with

a

value

at

grant

of

£1.2m

will

be

made

to

the

highest

paid
Director

which

will

only

vest

subject

to

meeting

certain

conditions.

There

were

no

actual

pension

contributions

to

defined

contribution

schemes

on

behalf

of

the

highest

paid

Director

(2

018:

£nil).

There

were

no
notional

pension

contributions

to

defined

contribution

schemes.

Advances

and

credit

to

Directors

and

guarantees

on

behalf

of

Directors
In

accordance

with

Section

413

of

the

Companies

Act

2006,

the

total

amount

of

advances

and

credits

made

available

in

2019

to

persons

who
served

as

Directors

during

the

year

was

£nil

(2018:

£nil).

The

total

value

of

guarantees

entered

into

on

behalf

of

Directors

during

2019

was

£nil
(2018:

£nil).

Notes

to

the

financial

statements
Other

disclosure

matters

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

194
39

Discontinued

operations

and

assets

included

in

disposal

groups

classified

as

held

for

sale

and

associated

liabilities

Accounting

for

non

-current

assets

held

for

sale

and

associated

liabilities
The

Barclays

Bank

Group

applies

IFRS

5
Non

-

current

Assets

Held

for

Sale

and

Discontinued

Operations.

Non

-

current

assets

(or

disposal

groups)

are

classified

as

held

for

sale

when

their

carrying

amount

is

to

be

recovered

principally

through

a

sale
transaction

rather

than

continuing

use.

In

order

to

be

classified

as

held

for

sale,

the

asset

must

be

available

for

immediate

sale

in

its

present
condition

subject

only

to

terms

that

are

usual

and

customary

and

the

sale

must

be

highly

probable.

Non

-

current

assets

(or

disposal

groups)

held
for

sale

are

measured

at

the

lower

of

carrying

amount

and

fair

value

less

cost

to

sell.

A

component

of

the

Barclays

Bank

Group

that

has

either

been

disposed

of

or

is

classified

as

held

for

sale

is

presented

as

a

discontinued

operation

if
it

represents

a

separate

major

line

of

business

or

g

eographical

area

of

operations,

is

part

of

a

single

coordinated

plan

to

dispose

of

the

separate
major

line

or

geographical

area

of

operations,

or

if

it

is

a

subsidiary

acquired

exclusively

with

a

view

to

re

-

sale.

Barclays

Bank

Group
On

21

November

2019

Barclays

Bank

PLC

sold

its

investment

in

The

Logic

Group

Holdings

Limited

to

Barclays

Principal

Investments

Limited

at

its
fair

value

of

£112m.

On

26

December

2019

Barclays

Bank

PLC

sold

its

investment

in

Barclays

Funds

Investments

Limited

to

Barclays

Equity
Holdings

Limited

at

its

fair

value

of

£505m.

Barclays

Bank

PLC

recorded

profit

on

disposal

of

£56m

and

£23m

respectively.

UK

banking

business
Following

the

court

approval

of

the

ring

-

fencing

transfer

scheme

on

9

March

2018,

the

UK

banking

business

largely

comprising

Personal

Banking,
Barclaycard

Consumer

UK

and

Business

Banking

customers,

and

related

assets

and

liabilities

was

transferred

to

Barclays

Bank

UK

PLC

on

1

April
2018,

to

meet

the

regulatory

ring

-

fencing

requirement

under

the

Financial

Services

(Banking

Reform)

Act

2013

and

related

legislation.

Following
the

transfer

of

the

UK

banking

business,

Barclays

Bank

PLC

transferred

the

equity

ownership

in

Barclays

Bank

UK

PLC

to

Barclays

PLC

through

a
dividend

in

specie

on

the

same

day.

Accordingly,

Barclays

Bank

UK

PLC

ceased

to

be

a

subsidiary

of

Barclays

Bank

PLC

and

became

a

direct
subsidiary

of

the

ultimate

parent,

Barclays

PLC.

The

results

of

Barclays

Bank

UK

PLC

and

its

subsidiaries

for

the

three

months

ended

31

March

2018

,

the

date

prior

to

the

transfer

of

ownership

to
Barclays

PLC,

are

included

in

the

consolidated

financial

statements

of

Barclays

Bank

Group.

The

transfer

of

the

ownership

of

Barclays

Bank

UK

PLC

to

Barclays

PLC

resulted

in

a

material

change

to

the

consoli

dated

financial

position

and
results

of

Barclays

Bank

Group

in

2018,

in

comparison

to

prior

periods.

It

had

no

impact

on

the

share

capital

and

share

premium

of

Barclays

Bank
Group.

Other

equity

instruments

reduced

by

£2,070m

relating

to

additional

tier

1

(

AT1)

securities

transferred

to

Barclays

Bank

UK

PLC.

The

fair
value

through

other

comprehensive

income

reserve

increased

by

£16m

and

retained

earnings

reduced

by

£14,187m.
Upon

disposal

of

the

equity

ownership

of

Barclays

Bank

UK

PLC

on

1

April

2018,

the

UK

banking

business

met

the

requirements

for

presentation

as
a

discontinued

operation.

As

such,

the

results,

which

have

been

presented

as

the

profit

after

tax

in

respect

of

discontinued

operations

on

the

face
of

the

Barclays

Bank

Group

income

statement,

are

analysed

in

the

income

statement

below.

In

2018,

discontinued

operations

relating

to

the

UK
banking

business

incurred

a

loss

after

tax

of

£47m

and

in

2017

discontinued

op

erations

related

to

the

UK

banking

business

generated

a

profit

of
£809m

(discontinued

operations

in

total

incurred

a

loss

after

tax

of

£1,386m,

which

includes

a

loss

of

£2,195m

loss

relating

to

BAGL).

The

income
statement

and

cash

flow

statement

below

rep

resent

three

months

of

results

as

a

discontinued

operation

to

31

March

2018,

compared

to

the

full
year

ended

31

December

2017.

Notes

to

the

financial

statements
Other

disclosure

matters

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

195
UK

banking

business

disposal

group

income

statement
2019 2018 2017
For

the

year

ended

31

December
£m £m £m
Net

interest

income
- 1,449 5,872
Net

fee

and

commission

income
- 296 1,176
Net

trading

income
- (5) (9)
Net

investment

income
- 6 160
Other

income
- 2 8
Total

income
- 1,748 7,207
Credit

impairment

charges

and

other

provisions
- (201) (783)
Net

operating

income
- 1,547 6,424
Staff

costs
- (321) (2,052)
Administration

and

general

expenses
- (1,135) (2,959)
Operating

expenses
- (1,456) (5,011)
Share

of

post-

tax

results

of

associates

and

joint

ventures
- - (5)
Profit

before

tax

- 91 1,408
Taxation - (138) (599)
(Loss)/profit

after

tax
- (47) 809
Attributable

to:
Equity

holders

of

the

parent

- (47) 809
Non

-

controlling

interests
- - -
(Loss)/profit

after

tax
- (47) 809

The

cash

flows

attributed

to

the

UK

banking

business

discontinued

operation

are

as

follows:
2019 2018 2017
For

the

year

ended

31

December
£m £m £m
Net

cash

flows

from

operating

activities
- (522) (355)
Net

cash

flows

from

investing

activities
- 54 470
Net

cash

flows

from

financing

activities
- - (128)
Net

(decrease)/increase

in

cash

and

cash

equivalents
- (468) (13)

Barclays

Africa

Group

Holdings

Limited

and

Barclays

Africa

Group

Limited

On

1

August

2018

Barclays

Bank

PLC

transferred

the

equity

ownership

of

its

subsidiary

Barclays

Africa

Group

Holdings

Limited

(BAGHL)

to

Barclays
PLC

through

a

dividend

in

specie.

Accordingly,

BAGHL

ceased

to

be

a

subsidiary

of

Barclays

Bank

PLC

and

became

a

direct

subsidiary

of

the
ultimate

parent,

Barclays

PLC.

The

value

of

this

dividend,

representing

the

historic

cost

of

investment

of

Barclays

Bank

PLC

in

BAGHL

was

£269m.

BAGHL

was

subsequently

renamed

Barclays

Principal

Investments

Limited.

Notes

to

the

financial

statements
Other

disclosure

matters

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

196
Following

the

reduction

of

the

Barclays

Bank

Group’s

interest

in

BAGL

in

2017,

Barclays

Bank

Group’s

remaining

interest

in

BAGL

was

reported

as

a
financial

asset

at

fair

value

through

other

comprehensive

income.

Prior

to

the

disposal

of

shares

on

1

June

2017,

BAGL

met

the

requirements

for
presentation

as

a

discontinued

operation.

As

such,

the

results,

which

have

been

presented

as

the

profit

after

tax

and

non

-

controlling

interest

in
respect

of

the

discontinued

operation

on

the

face

of

the

Barclays

Bank

Group

income

statement,

are

analysed

in

the

income

statement

below,
which

represents

five

months

of

results

as

a

discontinued

operation

to

31

May

2017.

Barclays

Africa

disposal

group

income

statement
2019 2018 2017
For

the

year

ended

31

December
£m £m £m
Net

interest

income
- - 1,024
Net

fee

and

commission

income
- - 522
Net

trading

income
- - 149
Net

investment

income
- - 30
Other

income
- - 61
Total

income
- - 1,786
Credit

impairment

charges

and

other

provisions
- - (177)
Net

operating

income
- - 1,609
Staff

costs
- - (586)
Administration

and

general

expenses
a
- - (1,634)
Operating

expenses
- - (2,220)
Share

of

post-

tax

results

of

associates

and

joint

ventures
- - 5
Loss

before

tax

- - (606)
Taxation - - (154)
Loss

after

tax
b
- - (760)
Attributable

to:
Equity

holders

of

the

parent

- - (900)
Non

-

controlling

interests
- - 140
Loss

after

tax
b
- - (760)

Notes
a

Includes

impairment

of

£1,090

in

2017.
b

Total

loss

in

respect

of

the

discontinued

operation

in

2017

was

£2,195m,

which

included

the

£60m

loss

on

sale

and

£1,375m

loss

on

recycling

of

other

comprehensive

loss

on
reserves.

40

Auditor

’s

remuneration

Auditor

’s

remuneration

is

included

within

consultancy,

legal

and

professional

fees

in

administration

and

general

expenses

and

comprises:

2019 2018 2017
£m £m £m
Audit

of

the

Barclays

Bank

Group's

annual

accounts
16 14 11
Other

services:
Audit

of

the

Company's

subsidiaries
a
12 10 27
Other

audit

related

fees
b
6 6 8
Other

services
1 1 2
Total

Auditor's

remuneration
35 31 48

Notes
a

Comprises

the

fees

for

the

statutory

audit

of

the

subsidiaries

both

inside

and

outside

UK

and

fees

for

the

work

performed

by

associates

of

KPMG

in

respect

of

the

consolidated
financial

statements

of

the

Company.

b

Comprises

services

in

relation

to

statutory

and

regulatory

filings.

These

include

audit

services

for

the

review

of

the

interim

financial

information

under

the

Listing

Rules

of

the

UK
listing

authority.

The

figures

shown

in

the

above

table

relate

to

fees

paid

to

KPMG

as

principal

auditor,

of

which

the

fees

paid

in

relation

to

discontinued

operations
were

£

nil

(2018:

£nil,

2017

:

£4

m).

Under

SEC

regulations,

the

remuneration

of

our

auditors

is

required

to

be

presented

as

follows:

audit

fees

£31m

(2018:

£27m,

2017:

£42m),

audit-
related

fees

£3m

(2018:

£3m,

2017:

£4m),

tax

fees

£nil

(2018:

£nil,

2017:

£nil),

and

all

other

fees

£1m

(2018:

£

1m,

2017:

£2m).

Additional

information

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

197
Shareholder

information

Additional

shareholder

information

Articles

of

Association

Barclays

Bank

PLC

(the

“Company”)

is

a

public

limited

company

registered

in

England

and

Wales

under

company

number

01026167

(formerly
called

Barclays

Bank

International

Limited,

a

company

incorporated

under

the

name

The

Colonial

Bank

by

the

Colonial

Bank

Act

1925

and

which
changed

its

name

on

15

September

1925

to

Barclays

Bank

(Dominion,

Colonial

and

Overseas)

and

further

changed

its

name

on

22

September

1954
to

Barclays

Bank

D.C.O.

and

on

1

October

1971

to

Barclays

Bank

International

Limited)

was

incorporated

under

the

Companies

Acts

1948

to

1967
as

a

limited

company

on

4

October

1971

and

changed

its

name

on

1

January

1985

to

Barclays

Bank

PLC.

Under

the

Companies

Act

2006

a

company’s

Memorandum

of

Association

now

need

only

contain

the

names

of

the

subscribers

and

the

number

of
shares

each

subscriber

has

agreed

to

take.

For

companies

in

existence

as

of

1

October

2009,

all

other

provisions

which

were

contain

ed

in

the
company’s

Memorandum

of

Association,

including

the

company’s

objects,

are

now

deemed

to

be

contained

in

the

company’s

articles.

The
Companies

Act

2006

also

states

that

a

company’s

objects

are

unrestricted

unless

the

company’s

articles

provide

otherwise.

The

Articles

of

Association

were

adopted

by

Special

Resolution

on

30

April

2010.

The

following

is

a

summary

and

explanation

of

the

current

Articles

of

Association,

which

are

available

for

inspection.

Directors

(i)

The

minimum

number

of

Directors

(excluding

alternate

Directors)

is

five.

There

is

no

maximum

limit.

There

is

no

age

limit

for

Directors.

A
director

shall

not

be

required

to

hold

any

shares

in

the

Company

by

way

of

qualification.

(ii)

Excluding

executive

remuneration

and

any

other

entitlement

to

remuneration

for

extra

services

(including

service

on

board

committees)

under
the

Articles,

a

Director

is

entitled

to

a

fee

at

a

rate

determined

by

the

Board

but

the

aggregate

fees

paid

to

all

Directors

shall

not

exceed

£2,000,000
per

annum

or

such

higher

amount

as

may

be

approved

by

an

ordinary

resolution

of

the

Company.

Each

Director

is

entitled

to

reimbursement

for

all
reasonable

travelling,

hotel

and

other

expenses

properly

incurred

by

him/her

in

or

about

the

performance

of

his/her

duties.

(iii)

A

Director

may

hold

any

other

office

of

the

Company

on

such

terms

as

the

Board

shall

determine.

(iv)

No

director

shall

be

required

to

retire

from

office

at

any

annual

general

meeting

by

rotational

retirement.

(v)

The

Board

has

the

power

to

appoint

additional

Directors

or

to

fill

a

casual

vacancy

amongst

the

Directors.

Any

Director

so

appointed

holds
office

until

the

next

AGM,

when

he/she

may

offer

himself/herself

for

reappointment.

(vi)

The

Board

may

appoint

any

Director

to

any

executive

position

o

r

employment

in

the

Company

on

such

terms

as

they

determine.

(vii)

The

Company

may

by

ordinary

resolution

remove

a

Director

before

the

expiry

of

his/her

period

of

office

(without

prejudice

to

a

claim

for
damages

for

breach

of

contract

or

otherwise)

and

ma

y

by

ordinary

resolution

appoint

another

person

who

is

willing

to

act

to

be

a

Director

in

his/her

place.

(viii)

A

Director

may

appoint

either

another

Director

or

some

other

person

approved

by

the

Board

to

act

as

his/her

alternate

with

power

to

attend
Boar

d

meetings

and

generally

to

exercise

the

functions

of

the

appointing

Director

in

his/her

absence

(other

than

the

power

to

appoint

an
alternate).

(ix)

The

Board

may

authorise

any

matter

in

relation

to

which

a

Director

has,

or

can

have,

a

direct

interest

that

conflicts,

or

possibly

may

conflict
with,

the

Company’s

interests.

Only

Directors

who

have

no

interest

in

the

matter

being

considered

will

be

able

to

authorise

the

relevant

matter

and
they

may

impose

limits

or

conditions

when

giving

authorisation

if

they

think

this

is

appropriate.

(x)

A

Director

may

hold

positions

with

or

be

interested

in

other

companies

and,

subject

to

legislation

applicable

to

the

Company

and

the

FCA’s
requirements,

may

contract

with

the

Company

or

any

other

company

in

which

the

Compa

ny

is

interested.

A

Director

may

not

vote

or

count
towards

the

quorum

on

any

resolution

concerning

any

proposal

in

which

he/she

(or

any

person

connected

with

him/her)

has

a

material

interest
(other

than

by

virtue

of

his/her

interest

in

securities

of

the

Co

mpany)

or

if

he/she

has

a

duty

which

conflicts

or

may

conflict

with

the

interests

of
the

Company,

unless

the

resolution

relates

to

any

proposal:

(a)

to

indemnify

a

Director

or

provide

him/her

with

a

guarantee

or

security

in

respect

of

money

lent

by

him/he

r

to,

or

any

obligation

incurred

by
him/her

or

any

other

person

for

the

benefit

of

(or

at

the

request

of),

the

Company

(or

any

other

member

of

the

Group);

(b)

to

indemnify

or

give

security

or

a

guarantee

to

a

third

party

in

respect

of

a

debt

or

obligation

of

the

Company

(or

any

other

member

of

the
Group)

for

which

the

Director

has

personally

assumed

responsibility;

Additional

information

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

198
(c)

to

obtain

insurance

for

the

benefit

of

Directors;

(d)

involving

the

acquisition

by

a

Director

of

any

securities

of

the

Company

(or

any

other

member

of

the

Group)

pursuant

to

an

offer

to

existing
holders

of

securities

or

to

the

public;

(e)

concerning

any

other

company

in

which

the

Director

is

interested

as

an

officer

or

creditor

or

Shareholder

but,

broadly,

only

if

he/she

(together
with

his/her

connected

persons)

is

directly

or

indirectly

interested

in

less

than

1%

of

either

any

class

of

the

issued

equity

share

capital

or

of

the
voting

rights

of

that

company;

and

(f)

concerning

any

other

arrangement

for

the

benefit

of

employees

of

the

Co

mpany

(or

any

other

member

of

the

Group)

under

which

the

Director
benefits

or

stands

to

benefit

in

a

similar

manner

to

the

employees

concerned

and

which

does

not

give

the

Director

any

advantage

which

the
employees

to

whom

the

arrangement

relates

would

not

receive.

(g)

to

obtain

insurance

for

the

benefit

of

Directors.

Classes

of

Shares

The

Company

authorized

capital

comprise

of

Ordinary

Shares,

Euro,

US

Dollar

and

Sterling

Preference

Shares

(collectively,

the

“Preference

Shares”)
and

Series

1

Sterling

Preference

Shares.

A

list

and

description

the

outstanding

Ordinary

Shares

and

Preference

Shares

of

the

Company

is

included

in
Note

27

to

the

Financial

Statements

(Ordinary

shares,

share

premium,

and

other

equity).

Dividends

Subject

to

the

provisions

of

the

Articles

and

applicable

legislation,

the

Company

in

general

meeting

may

declare

dividends

on

the

Ordinary

Shares
by

ordinary

resolution,

but

any

such

dividend

may

not

exc

eed

the

amount

recommended

by

the

Board.

The

Board

may

also

pay

interim

or

final
dividends

if

it

appears

they

are

justified

by

the

Company’s

financial

position.

Each

Preference

Share

confers

the

right

to

a

preferential

dividend

(“Preference

Dividend”)

pay

able

in

such

currency

at

such

rates

(whether

fixed

or
calculated

by

reference

to

or

in

accordance

with

a

specified

procedure

or

mechanism),

on

such

dates

and

on

such

other

terms

as

may

be
determined

by

the

Board

prior

to

allotment

thereof.

The

Preference

Shares

rank

in

regard

to

payment

of

dividends

in

priority

to

the

holders

of

Ordinary

Shares

and

any

other

class

of

shares

in

the
Company

ranking

junior

to

the

Preference

Shares.

Dividends

may

be

paid

on

the

Preference

Shares

if,

in

the

opinion

of

the

Boar

d,

the

Company

has

sufficient

distributable

profits,

after

payment

in
full

or

the

setting

aside

of

a

sum

to

provide

for

all

dividends

payable

on

(or

in

the

case

of

shares

carrying

a

cumulative

right

to

dividends,

before)

the
relevant

dividend

payment

date

on

any

class

of

shares

in

the

Company

ranking

pari

passu

with

or

in

priority

to

the

relevant

series

of

Preference
Shares

as

regards

participation

in

the

profits

of

the

Company.

If

the

Board

considers

that

the

distributable

profits

of

the

Company

available

for

distribution

are

insufficient

to

cover

the

payment

in

full

of
Preference

Dividends,

Preference

Dividends

shall

be

paid

to

the

extent

of

the

distributable

profits

on

a

pro

rata

basis.

Notwithstanding

the

above,

the

Board

may,

at

its

absolute

discretio

n,

determine

that

any

Preference

Dividend

which

would

otherwise

be

payable
may

either

not

be

payable

at

all

or

only

payable

in

part.

If

any

Preference

Dividend

on

a

series

of

Preference

Shares

is

not

paid,

or

is

only

paid

in

part,

for

the

reasons

described

above,

holders

of

Preference
Shares

will

not

have

a

claim

in

respect

of

such

non

-payment.

If

any

dividend

on

a

series

of

Preference

Shares

is

not

paid

in

full

on

the

relevant

dividend

payment

date,

a

dividend

restriction

shall

apply.

The
dividen

d

restriction

means

that,

subject

to

certain

exceptions,

neither

the

Company

nor

Barclays

Bank

may

(a)

pay

a

dividend

on,

or

(b)

redeem,
purchase,

reduce

or

otherwise

acquire,

any

of

their

respective

ordinary

shares,

other

preference

shares

or

other

share

capital

ranking

equal

or

junior
to

the

relevant

series

of

Preference

Shares

until

the

earlier

of

such

time

as

the

Company

next

pays

in

full

a

dividend

on

the

relevant

series

of
Preference

Shares

or

the

date

on

which

all

of

the

relevant

series

of

Preference

Shares

are

redeemed.

All

unclaimed

dividends

payable

in

respect

of

any

share

may

be

invested

or

otherwise

made

use

of

by

the

Board

for

the

benefit

of

the

Company
until

claimed.

If

a

dividend

is

not

claimed

after

12

years

of

it

becoming

payable,

it

is

fo

rfeited

and

reverts

to

the

Company.

Redemption

and

Purchase

Subject

to

applicable

legislation

and

the

rights

of

the

other

shareholders,

any

share

may

be

issued

on

terms

that

it

is,

at

the

option

of

the

Company
or

the

holder

of

such

share,

redeemable.

The

Directors

are

authorised

to

determine

the

terms,

conditions

and

manner

of

redemption

of

any

such
shares

under

the

Articles

of

Association.

Calls

on

capital

Additional

information

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

199
The

Directors

may

make

calls

upon

the

members

in

respect

of

any

monies

unpaid

on

their

shares.

A

p

erson

upon

whom

a

call

is

made

remains
liable

even

if

the

shares

in

respect

of

which

the

call

is

made

have

been

transferred.

Interest

will

be

chargeable

on

any

unpaid

amount

called

at

a

rate
determined

by

the

Board

(of

not

more

than

20%

per

annum).

If

a

member

fails

to

pay

any

call

in

full

(following

notice

from

the

Board

that

such

failure

will

result

in

forfeiture

of

the

relevant

shares),

such

shares
(including

any

dividends

declared

but

not

paid)

may

be

forfeited

by

a

resolution

of

the

Board,

and

will

b

ecome

the

property

of

the

Company.
Forfeiture

shall

not

absolve

a

previous

member

for

amounts

payable

by

him/her

(which

may

continue

to

accrue

interest).

The

Company

also

has

a

lien

over

all

partly

paid

shares

of

the

Company

for

all

monies

payable

or

called

on

that

share

and

over

the

debts

and
liabilities

of

a

member

to

the

Company.

If

any

monies

which

are

the

subject

of

the

lien

remain

unpaid

after

a

notice

from

the

Board

demanding
payment,

the

Company

may

sell

such

shares.

Annual

and

other

general

meetings

The

Company

is

required

to

hold

an

AGM

in

addition

to

such

other

general

meetings

as

the

Directors

think

fit.

The

type

of

the

meeting

will

be
specified

in

the

notice

calling

it.

Under

the

Companies

Act

2006,

the

AGM

must

be

held

within

six

months

of

the

accounting

reference

date.

A
general

meeting

may

be

convened

by

the

Board

on

requisition

in

accordance

with

the

applicable

legislation.

In

the

case

of

an

AGM,

a

minimum

of

21

clear

days’

notice

is

required.

The

notice

must

be

in

writing

and

must

specify

the

place,

the

day

and

the
hour

of

the

meeting,

and

the

general

nature

of

the

business

to

be

transacted.

A

notice

convening

a

meeting

to

pass

a

special

resolution

shall

specify
the

intention

to

propose

the

resolution

as

such.

The

accid

ental

failure

to

give

notice

of

a

general

meeting

or

the

non

-

receipt

of

such

notice

will

not
invalidate

the

proceedings

at

such

meeting.

Subject

as

noted

above,

all

Shareholders

are

entitled

to

attend

and

vote

at

general

meetings.

The

Articles

do,

however

,

provide

that

arrangements
may

be

made

for

simultaneous

attendance

at

a

satellite

meeting

place

or,

if

the

meeting

place

is

inadequate

to

accommodate

all

members

and
proxies

entitled

to

attend,

another

meeting

place

may

be

arranged

to

accommodate

such

per

sons

other

than

that

specified

in

the

notice

of
meeting,

in

which

case

Shareholders

may

be

excluded

from

the

principal

place.

Holders

of

Preference

Shares

have

no

right

to

receive

notice

of,

attend

or

vote

at,

any

general

meetings

of

the

Company

as

a

resu

lt

of

holding
Preference

Shares.

Notices

Save

where

the

articles

expressly

require

otherwise,

a

document

or

information

may

be

sent

by

the

Company

in

hard

copy

form,

electronic

form,

by
being

made

available

on

a

website,

or

by

another

means

agreed

with

the

recipient,

in

accordance

with

the

provisions

set

out

in

the

Companies

Act
2006.

Accordingly,

a

document

or

information

may

only

be

sent

in

electronic

form

to

a

person

who

has

agreed

to

receive

it

in

that

form

or,

in

the
case

of

a

company,

who

has

been

de

emed

to

have

so

agreed

pursuant

to

applicable

legislation.

A

document

or

information

may

only

be

sent

by
being

made

available

on

a

website

if

the

recipient

has

agreed

to

receive

it

in

that

form

or

has

been

deemed

to

have

so

agreed

pursuant

to

applicable
legislation,

and

has

not

revoked

that

agreement.

In

respect

of

joint

holdings,

documents

or

information

shall

be

sent

to

the

joint

holder

whose

name

stands

first

in

the

register.

A

member

who

(having

no

registered

address

within

the

UK)

has

not

supplied

an

address

in

the

UK

at

which

documents

or

information

may

be
sent

in

hard

copy

form,

or

an

address

to

which

notices,

documents

or

information

may

be

sent

or

supplied

by

electronic

means,

is

not

entitled

to
have

documents

or

information

sent

to

him/her.

In

addition,

the

Company

may

cease

to

send

notices

to

any

member

who

has

been

sent

documents

on

two

consecutive

occasions

over

a

period

of
at

least

12

months

and

when

each

of

those

documents

is

returned

undelivered

or

notification

is

received

that

they

have

n

ot

been

delivered.

Capitalisation

of

profits

The

Company

may,

by

ordinary

resolution,

upon

the

recommendation

of

the

Board

capitalise

all

or

any

part

of

an

amount

standing

to

the

credit

of

a
reserve

or

fund

to

be

set

free

for

distribution

provided

that

am

ounts

from

the

share

premium

account,

capital

redemption

reserve

or

any

profits

not
available

for

distribution

should

be

applied

only

in

paying

up

unissued

shares

to

be

allotted

to

members

credited

as

fully

paid

and

no

unrealised
profits

shall

be

applied

in

paying

up

debentures

of

the

Company

or

any

amount

unpaid

on

any

share

in

the

capital

of

the

Company.

Indemnity

Subject

to

applicable

legislation,

every

current

and

former

Director

or

other

officer

of

the

Company

(other

than

any

person

engaged

by

the
com

pany

as

auditor)

shall

be

indemnified

by

the

Company

against

any

liability

in

relation

to

the

Company,

other

than

(broadly)

any

liability

to

the
Company

or

a

member

of

the

Group,

or

any

criminal

or

regulatory

fine.

Variation

of

Rights

The

rights

attached

to

any

class

of

shares

may

be

varied

either

with

the

consent

in

writing

of

the

holders

of

at

least

75%

in

nominal

value

of

the
issued

shares

of

that

class,

or

with

the

sanction

of

a

special

resolution

passed

at

a

separate

meeting

of

the

holders

of

the

shar

es

of

that

class.

The
rights

of

shares

shall

not

(unless

expressly

provided

by

the

rights

attached

to

such

shares)

be

deemed

varied

by

the

creation

of

further

shares
ranking

equally

with

them

or

subsequent

to

them.

Additional

information

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

200

Limitations

on

foreign

shareholders

Ther

e

are

no

restrictions

imposed

by

the

Articles

of

Association

or

(subject

to

the

effect

of

any

economic

sanctions

that

may

be

in

force

from

time
to

time)

by

current

UK

laws

which

relate

only

to

non

-

residents

of

the

UK

and

which

limit

the

rights

of

such

non

-

residents

to

hold

or

(when

entitled
to

do

so)

vote

the

ordinary

shares.

Special

rights

There

are

no

persons

holding

securities

that

carry

special

rights

with

regard

to

the

control

of

the

company.

Additional

information

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

201
Taxation

of

UK

holders
The

following

is

a

summary

of

certain

UK

tax

issues

which

are

likely

to

be

material

to

the

holding

and

disposal

of

Preference

Shares

of

Barclays
Bank

PLC

or

ADSs

representing

such

Preference

Shares

(the

‘Shares’).

It

is

based

on

the

current

laws

of

England

and

Wales,

UK

tax

law

and

the

practice

of

Her

Majesty’s

Revenue

and

Customs

(‘HMRC’),

each

of

which
may

be

subject

to

change,

possibly

with

retrospective

effect.

It

is

a

general

guide

for

information

purposes

and

should

be

treated

with

appropriate
caution.

It

is

not

intended

as

tax

advice

and

it

does

not

purport

to

describe

all

of

the

tax

considerations

that

may

be

relevant

to

a

prospective
purchaser,

holder

or

disposer

of

Shares.

In

particular,

save

where

expressly

stated

to

the

contrary,

this

summary

deals

with

shareholders

who

are
resident

and,

in

the

case

of

individuals,

domiciled

in

(and

only

in)

the

UK

for

UK

tax

purposes,

who

hold

their

Shares

as

investments

(other

than
under

an

individual

savings

account)

and

who

are

the

absolute

beneficial

owners

of

their

Shares

and

any

divide

nds

paid

on

them.

The

statements

are

not

addressed

to:

(i)

shareholders

who

own

(or

are

deemed

to

own)

10%

or

more

of

the

voting

power

of

Barclays

Bank

PLC;

(ii)
shareholders

who

hold

Shares

as

part

of

hedging

transactions;

(iii)

investors

who

have

(or

are

deemed

to

have)

acquired

their

Shares

by

virtue

of

an
office

or

employment;

and

(iv)

shareholders

who

hold

Shares

in

connection

with

a

trade,

profession

or

vocation

carried

on

in

the

UK

(whether
through

a

branch

or

agency

or,

in

the

case

of

a

corporate

shareholder,

through

a

permanent

establishment,

or

otherwise).

It

does

not

discuss

the
tax

treatment

of

classes

of

shareholder

subject

to

special

rules,

such

as

dealers

in

securities.

Persons

who

are

in

any

doubt

as

to

their

tax

position

should

consult

their

professional

advisers.

Persons

who

may

be

liable

to

taxation

in
jurisdictions

other

than

the

UK

in

respect

of

their

acquisition,

holding

or

disposal

of

Shares

are

particularly

advised

to

consult

their

professional
advisers

as

to

whether

they

are

so

liable.

(i)

Taxation

of

dividends
In

accordance

with

UK

law,

Barclays

Bank

PLC

pays

dividends

on

the

Shares

without

any

deduction

or

withholding

for

or

on

account

of

any

taxes
imposed

by

the

UK

government

or

any

UK

taxing

authority.

The

total

dividends

(including

any

dividends

paid

by

Barclays

Bank

PLC)

paid

to

a

UK

resident

individual

shareholder

in

a

tax

year

(the

‘Total
Dividend

Income’)

will

generally

form

part

of

that

shareholder’s

total

income

for

UK

income

tax

purposes,

and

will

be

subject

to

UK

income

tax

at
the

rates

discussed

below.

For

dividends

paid

on

or

after

6

April

2016,

the

rate

of

UK

income

tax

applicable

to

the

Total

Dividend

Income

will

depend

on

the

amount

of

the
Total

Dividend

Income

and

the

UK

income

tax

band(s)

that

the

Total

Dividend

Income

falls

within

when

included

as

part

of

the

shareholder’s

total
income

for

UK

income

tax

purposes

for

that

tax

year.

For

the

tax

year

from

6

April

2019

to

5

April

2020

(inclusive),

a

nil

rate

of

UK

income

tax

applies

to

the

first

£2,00

0

of

Total

Dividend

Income
received

by

an

individual

shareholder

in

that

tax

year

(the

‘Nil

Rate

Amount’).

For

the

2018

-

2019

tax

year,

the

Nil

Rate

Amount

was

£2,000.

For

the
2016

-

2017

and

2017

-

2018

tax

years,

the

Nil

Rate

Amount

was

£5,000.

Where

the

Tot

al

Dividend

Income

received

by

an

individual

shareholder

in

a

tax

year

exceeds

the

relevant

Nil

Rate

Amount

for

that

tax

year,

the
excess

amount

(the

‘Remaining

Dividend

Income’)

will

be

subject

to

UK

income

tax

at

the

following

rates:
(a)

at

the

rate

of

7.5%

on

any

portion

of

the

Remaining

Dividend

Income

that

falls

within

the

basic

tax

band;
(b)

at

the

rate

of

32.5%

on

any

portion

of

the

Remaining

Dividend

Income

that

falls

within

the

higher

tax

band;

and
(c)

at

the

rate

of

38.1%

on

any

portion

of

the

Remaining

Dividend

Income

that

falls

within

the

additional

tax

band.

In

determining

the

tax

band

the

Remaining

Dividend

Income

falls

within

for

a

tax

year,

the

individual

shareholder’s

Total

Dividend

Income

for

the
tax

year

in

question

(including

the

portion

comprising

the

Nil

Rate

Amount)

will

be

treated

as

the

top

slice

of

the

shareholder’s

total

income

for

UK
income

tax

purposes.

Subject

to

special

rules

for

small

companies,

UK

resident

shareholders

within

the

charge

to

U

K

corporation

tax

will

not

generally

be

subject

to

UK
corporation

tax

on

the

dividends

paid

on

the

Shares,

provided

the

dividend

falls

within

an

exempt

class

and

certain

conditions

are

met.

(ii)

Taxation

of

capital

gains
The

disposal

of

Shares

may,

depending

on

the

shareholder’s

circumstances,

give

rise

to

a

liability

to

UK

tax

on

chargeable

capital

gains.

Where

Shares

are

sold,

a

liability

to

UK

tax

may

result

if

the

proceeds

from

that

sale

exceed

the

sum

of

the

base

cost

of

the

Shares

sold

an

d

any
other

allowable

deductions

such

as

share

dealing

costs

and,

in

certain

circumstances,

indexation

relief

(discussed

further

below).

For

this

purpose,
current

legislation

permits

the

market

valuation

at

31

March

1982

to

be

substituted

for

the

original

cost

of

shares

purchased

before

that

date,
subject

to

certain

exceptions

for

shareholders

within

the

charge

to

UK

corporation

tax.

Shareholders

other

than

those

within

the

charge

to

UK
corporation

tax

should

note

that,

following

the

Finance

Act

2008,

no

indexation

allowance

will

be

available.

Following

the

Finance

Act

2018,
shareholders

within

the

charge

to

UK

corporation

tax

may

be

eligible

for

indexation

allowance

for

the

period

of

ownership

of

their

Shares

up

to
December

2017,

but

no

indexation

allowance

will

be

available

in

respect

of

the

period

of

ownership

starting

on

or

after

1

January

2018.

Chargeable

capital

gains

may

also

arise

from

the

gifting

of

Shares

to

connected

parties

such

as

relatives

(although

not

spouses

or

civil

partners)
and

family

tru

sts.

The

calculations

required

to

compute

chargeable

capital

gains

may

be

complex.

Shareholders

are

advised

to

consult

their

personal

financial

adviser
if

further

information

regarding

a

possible

tax

liability

in

respect

of

their

holdings

of

shares

is

req

uired.

Additional

information

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

202

(iii)

Stamp

duty

and

stamp

duty

reserve

tax
Dealings

in

Shares

will

generally

be

subject

to

UK

stamp

duty

or

stamp

duty

reserve

tax

(although

see

the

comments

below

as

regards

ADSs

in

the
section

‘Taxation

of

US

holders

–

UK

stamp

duty

and

stamp

duty

reserve

tax’).

The

transfer

on

sale

of

Shares

will

generally

be

liable

to

stamp

duty
at

0.5%

of

the

consideration

paid

for

that

transfer

(rounded

up

to

the

next

£

5).

An

unconditional

agreement

to

transfer

Shares,

or

any

interest
therein,

will

generally

be

subject

to

stamp

duty

reserve

tax

at

0.5%

of

the

consideration

given.

Such

liability

to

stamp

duty

reserve

tax

will

be
cancelled,

or

a

right

to

a

repayment

(generally

with

interest)

in

respect

of

the

stamp

duty

reserve

tax

liability

will

arise,

if

the

agreement

is
completed

by

a

duly

stamped

transfer

within

six

years

of

the

agreement

having

become

unconditional.

Both

stamp

duty

and

stamp

duty

reserve

tax
are

normally

the

liability

of

the

transferee.
Paperless

transfers

of

Shares

within

CREST

ar

e

liable

to

stamp

duty

reserve

tax

rather

than

stamp

duty.

Stamp

duty

reserve

tax

on

transactions

settled

within

the

CREST

system

or

reported

through

it

for

regulatory

purposes

will

be

collected

by

CREST.

Special

rules

apply

to

certain

categories

of

person,

including

intermediaries,

market

makers,

brokers,

dealers

and

persons

connected

with
depositary

arrangements

and

clearance

services.

(iv)

Inheritance

tax
An

individual

may

be

liable

to

inheritance

tax

on

the

transfer

of

Shares.

Where

an

individual

is

so

liable,

inheritance

tax

may

be

charged

on

the
amount

by

which

the

value

of

his

or

her

estate

is

reduced

as

a

result

of

any

transfer

by

way

of

gift

or

other

gratuitous

transaction

made

by

them

or
treated

as

made

by

them.

Taxation

of

US

Hol

ders
The

following

is

a

summary

of

certain

US

federal

income

tax

considerations

and

certain

UK

tax

considerations

to

the

purchase,

ownership,

and
disposition

of

Preference

Shares

of

Barclays

Bank

PLC

or

ADSs

representing

such

Preference

Shares

(the

"
Shares
")

that

are

likely

to

be

relevant

for
US

Holders

(as

defined

below)

who

own

the

Shares

as

capital

assets

for

tax

purposes.

This

discussion

is

not

a

comprehensive

analysis

of

all

the
potential

US

or

UK

tax

consequences

that

may

be

relevant

to

US

Holders

and

does

not

discuss

particular

tax

consequences

that

may

be

applicable
to

US

Holders

who

may

be

subject

to

special

tax

rules

such

as

banks,

brokers

or

dealers

in

securities

or

currencies,

traders

in

securities

that

elect

to
use

a

mark

-

to-

market

method

of

acc

ounting

for

securities

holdings,

financial

institutions,

tax-exempt

organisations,

regulated

investment
companies,

life

insurance

companies,

entities

or

arrangements

that

are

treated

as

partnerships

for

US

federal

income

tax

purposes

(or

partners
therein),

holders

that

own

or

are

treated

as

owning

10%

or

more

of

the

stock

of

Barclays

Bank

PLC

measured

either

by

voting

power

or

value,
holders

that

hold

Shares

as

part

of

a

straddle

or

a

hedging

or

conversion

transaction,

holders

that

purchase

or

sell

Shares

as

part

of

a

wash

sale,
holders

whose

functional

currency

is

not

the

US

Dollar,

or

holders

who

are

resident,

or

who

are

carrying

on

a

trade,

in

the

UK.

The

summary

also
does

not

address

state

or

local

taxes

or

any

aspect

of

US

federal

taxation

other

than

US

federal

income

taxation

(such

as

the

estate

and

gift

tax,

the
alternative

minimum

tax

or

the

Medicare

tax

on

net

investment

income).

Investors

are

advised

to

consult

their

tax

advisers

regarding

the

tax
implications

of

their

particular

holdings,

including

the

consequences

under

applicable

state

and

local

law,

and

in

particular

whether

they

are

eligible
for

the

benefits

of

the

Treaty

(as

defined

below).

This

discussion

is

based

on

the

Internal

Revenue

Code

of

1986,

as

amended

(the

‘Code’),

its

legislative

history,

existing

and

proposed

regulations,
published

rulings

and

court

decisions,

and

on

the

Double

Taxation

Convention

between

the

UK

and

the

US

as

entered

into

force

in

March

2003

(the
‘Treaty’),

and,

in

respect

of

UK

tax,

the

Estate

and

Gift

Tax

Conven

tion

between

the

UK

and

the

US

as

entered

into

force

on

11

November

1979

(the
‘Estate

and

Gift

Tax

Convention’),

the

current

UK

tax

law

and

the

practice

of

HMRC,

all

of

which

are

subject

to

change,

possibly

on

a

retroactive
basis.

This

discussion

is

based

in

part

upon

the

representations

of

the

ADR

Depositary

and

the

assumption

that

each

obligation

of

the

Deposit
Agreement

and

any

related

agreement

will

be

performed

in

accordance

with

its

terms.

A

“US

Holder”

is

a

beneficial

owner

of

Shares

that

is

a

citizen

or

resident

of

the

United

States

or

a

US

domestic

corporation

or

that

otherwise

is
subject

to

US

federal

income

taxation

on

a

net

income

basis

in

respect

of

such

Shares

and

that

is

fully

eligible

for

benefits

under

the

Treaty.

In

general,

the

holders

o

f

ADRs

evidencing

ADSs

will

be

treated

as

owners

of

the

underlying

Preference

Shares

for

the

purposes

of

the

Treaty,

the
Estate

and

Gift

Tax

Convention,

and

the

Code.

Generally,

exchanges

of

shares

for

ADRs

and

ADRs

for

shares

will

not

be

subject

to

US

fed

eral
income

tax

or

to

UK

capital

gains

tax.

Taxation

of

dividends
Subject

to

the

PFIC

rules

discussed

below,

the

gross

amount

of

any

distribution

of

cash

or

property

with

respect

to

the

Shares

(including

any
amount

withheld

in

respect

of

UK

taxes)

that

is

paid

out

of

Barclays

Bank

PLC’s

current

or

accumulated

earnings

and

profits

(as

determined

for

US
federal

income

tax

purposes)

will

be

includible

in

a

US

Holder’s

taxable

income

as

ordinary

dividend

income

on

the

day

such

US

Holder

receives

the
dividend,

in

the

case

of

Preference

Shares,

or

the

date

the

Depositary

receives

the

dividends,

in

the

case

of

ADRs,

and

will

not

be

eligible

for

the
dividends

-

received

deduction

allowed

to

corporations

under

the

Code.

Subject

to

certain

exceptions

for

short

-

term

positions,

dividends

paid

by

Barclays

Bank

PLC

to

an

individual

with

respect

to

the

Shares

will

generally
be

subject

to

taxation

at

a

preferential

rate

if

the

dividends

are

“qualified

dividend

income.”

Dividends

paid

on

the

Shares

will

be

treated

as

qualified
dividend

income

if

(i)

the

Shares

are

readily

tradable

on

an

established

securities

market

in

the

United

States

or

Barclays

Bank

PLC

is

eligible

for

the
benefits

of

a

comprehensive

tax

treaty

with

the

United

States

that

the

US

Treasury

determines

is

satisfactory

for

purposes

of

this

provision

and

that
includes

an

exchange

of

information

program,

and

(ii)

Barclays

Bank

PLC

was

not

a

PFIC

(as

defined

below)

in

the

year

of

the

distribution

or

the
immediately

preceding

taxable

year.

The

US

Treasury

ha

s

determined

that

the

Treaty

meets

the

requirements

for

reduced

rates

of

taxation,

and
Barclays

Bank

PLC

believes

that

it

is

eligible

for

the

benefits

of

the

Treaty.

Based

on

its

audited

financial

statements

and

relevant

market

and
shareholder

date,

Barcla

ys

Bank

PLC

believes

that

it

was

not

treated

as

a

PFIC

for

US

federal

income

tax

purposes

with

respect

to

its

2019

or

2018

Additional

information

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

203
taxable

years.

In

addition,

based

on

its

audited

financial

statements

and

current

expectations

regarding

the

value

and

nature

of

its

assets,

the
sources

and

nature

of

its

income,

and

relevant

market

and

shareholder

data,

Barclays

Bank

PLC

does

not

anticipate

becoming

a

PFIC

for

its

current
taxable

year

or

in

the

foreseeable

future.

Dividends

paid

by

Barclays

Bank

PLC

to

a

US

Holder

with

respect

to

the

Shares

will

not

be

subject

to

UK

withholding

tax.

For

foreign

tax

credit
purposes,

dividends

will

generally

be

income

from

sources

outside

the

US

and

will

generally

be

“passive”

income

for

purposes

of

computing

the
foreign

tax

credit

allow

able

to

a

US

Holder.

The

amount

of

the

dividend

distribution

includable

in

income

will

be

the

US

Dollar

value

of

the

distribution,

determined

at

the

spot

Pound
Sterling/US

Dollar

rate

on

the

date

the

dividend

distribution

is

includable

in

income,

regardle

ss

of

whether

the

payment

is

in

fact

converted

into

US
Dollars.

Generally,

any

gain

or

loss

resulting

from

currency

exchange

fluctuations

during

the

period

from

the

date

the

dividend

payment

is
includable

in

income

to

the

date

the

payment

is

converted

into

US

Dollars

will

be

treated

as

ordinary

income

or

loss

and,

for

foreign

tax

credit
limitation

purposes,

from

sources

within

the

US,

and

will

not

be

eligible

for

the

special

tax

rates

applicable

to

qualified

dividend

income.

Distributions

in

excess

of

curr

ent

or

accumulated

earnings

and

profits,

as

determined

for

US

federal

income

tax

purposes,

will

be

treated

as

a

return
of

capital

to

the

extent

of

the

US

Holder’s

basis

in

the

Shares

and

thereafter

as

capital

gain.

Because

Barclays

Bank

PLC

does

not

curren

tly

maintain
calculations

of

earnings

and

profits

for

US

federal

income

tax

purposes,

US

Holders

should

expect

that

distributions

with

respect

to

the

Shares

will
generally

be

treated

as

dividends.

US

Holders

that

receive

a

distribution

of

additional

share

s

or

rights

to

subscribe

for

additional

shares

as

part

of

a

pro

rata

distribution

to

all

our
shareholders

generally

will

not

be

subject

to

US

federal

income

tax

in

respect

of

the

distribution,

unless

the

US

Holder

has

the

right

to

receive

cash
or

property,

in

which

case

the

US

Holder

will

be

treated

as

if

it

received

cash

equal

to

the

fair

market

value

of

the

distribution.

Taxable

sale

or

other

disposition

of

Shares
Subject

to

the

PFIC

rules

discussed

below,

upon

a

sale

or

other

taxable

disposition

of

the

Shares,

US

Holders

generally

will

not

be

subject

to

UK

tax,
but

will

realise

gain

or

loss

for

US

federal

income

tax

purposes

in

an

amount

equal

to

the

difference

between

the

US

Dollar

value

of

the

amount
realised

on

the

disposition

and

the

US

Holder’s

adju

sted

tax

basis

in

the

Shares,

as

determined

in

US

Dollars.

Such

gain

or

loss

will

be

capital

gain

or
loss,

and

will

generally

be

long

-

term

capital

gain

or

loss

if

the

Shares

have

been

held

for

more

than

one

year.

Long

-

term

capital

gain

of

a
noncorporate

US

Holder

is

generally

taxed

at

preferential

rates.

The

gain

or

loss

will

generally

be

income

or

loss

from

sources

within

the

United
States

for

foreign

tax

credit

limitation

purposes.

The

deductibility

of

capital

losses

is

subject

to

limitations.

Taxation

of

passive

foreign

investment

companies

(PFICs)
Barclays

Bank

PLC

believes

that

its

Shares

should

not

be

treated

as

stock

of

a

passive

foreign

investment

company

(“PFIC”)

for

US

federal

income
tax

purposes,

but

this

conclusion

is

a

factual

determination

that

is

made

annually

and

thus

may

be

subject

to

change.

In

general,

Barclays

Bank

PLC
will

be

a

PFIC

with

respect

to

a

US

Holder

if,

for

any

taxable

year

in

which

a

US

Holder

holds

the

Shares,

either

(i)

at

least

75%

of

the

gross

income
of

Barclays

Bank

PLC

for

the

taxable

year

is

passive

income,

or

(ii)

at

least

50%

of

the

value,

determined

on

the

basis

of

a

quarterly

average,

of
Barclays

Bank

PLC’s

assets

is

attributable

to

assets

that

produce

or

are

held

for

the

production

of

passive

income

(including

cash).

With

certain
exceptions,

a

US

Holder’s

Shares

will

be

treated

as

stock

of

a

PFIC

if

Barclays

Bank

PLC

was

a

PFIC

at

any

time

during

such

holder’s

holding

period
in

its

Shares.

If

Barclays

Bank

PLC

were

to

be

treated

as

a

PFIC

with

respect

to

a

US

Hold

er,

unless

such

US

Holder

elected

to

be

taxed

annually

on

a

mark

-

to-
market

basis

with

respect

to

its

Shares,

such

gain

and

certain

‘excess

distributions’

would

be

treated

as

having

been

realised

ratably

over

a

US
Holder’s

holding

period

for

the

Shares

and

generally

would

be

taxed

at

the

highest

tax

rate

in

effect

for

each

such

year

to

which

the

gain

was
allocated,

together

with

an

interest

charge

in

respect

of

the

tax

attributable

to

each

such

year.

UK

stamp

duty

and

stamp

duty

reserve

tax
No

obligation

to

pay

UK

stamp

duty

will

arise

on

the

transfer

on

sale

of

an

ADS,

provided

that

any

instrument

of

transfer

is

not

executed

in,

and
remains

at

all

times

outside,

the

UK.

No

UK

stamp

duty

reserve

tax

is

payable

in

respect

of

an

agreement

to

transfer

an

ADS.

For

the

UK

stamp

duty
and

stamp

duty

reserve

tax

implications

of

dealings

in

Preference

Shares,

see

the

section

“Taxation

of

UK

holders

–

(iii)

Stamp

duty

and

stamp

duty
reserve

tax”

above.

UK

estate

and

gift

tax
Under

the

Estate

and

Gift

Tax

Convention,

Shares

held

by

an

individual

a

US

holder

who

is

US

domiciled

for

the

purposes

of

the

Estate

and

Gift

Tax
Convention

and

who

is

not

for

such

purposes

a

UK

national

generally

will

not,

provided

any

US

federal

estate

or

gift

tax

chargeable

has

been

paid,
be

subject

to

UK

inheritance

tax

on

the

individual’s

death

or

on

a

lifetime

transfer

of

Shares,

except

in

certain

cases

where

the

Shares

are

comprised
in

a

settlement

(unless

the

settlor

was

US

domiciled

and

not

a

UK

national

at

the

time

of

the

settlement),

ar

e

part

of

the

business

property

of

a

UK
permanent

establishment

of

an

enterprise,

or

pertain

to

a

UK

fixed

base

of

an

individual

used

for

the

performance

of

independent

personal

services.
In

cases

where

the

Shares

are

subject

to

both

UK

inheritance

tax

and

US

federal

estate

or

gift

tax,

the

Estate

and

Gift

Tax

Convention

generally
provides

a

credit

against

US

federal

tax

liability

for

the

amount

of

any

inheritance

tax

paid

in

the

UK.
Foreign

Financial

Asset

Reporting

Certain

US

Holders

that

own

“specified

foreign

financial

assets”

with

an

aggregate

value

in

excess

of

US$50,000

on

the

last

day

of

the

taxable

year
or

US$75,000

at

any

time

during

the

taxable

year

are

generally

required

to

file

an

information

statement

along

with

their

tax

returns,

currently

on
Form

8938,

with

respect

to

such

assets.

“Specified

foreign

financial

assets”

include

any

financial

accounts

held

at

a

non

-

US

financial

institution,

as
well

as

securities

issued

by

a

non

-

US

issuer

that

are

not

held

in

accounts

maintained

by

financial

institutions.

The

understatement

of

income

Additional

information

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

204
attributable

to

“specified

foreign

financial

assets”

in

excess

of

US$5,000

extends

the

statute

of

limitations

with

respect

to

the

tax

return

to

six

years
after

the

return

was

filed.

US

Holders

who

fail

to

report

the

req

uired

information

could

be

subject

to

substantial

penalties.

Prospective

investors

are
encouraged

to

consult

with

their

own

tax

advisors

regarding

the

possible

application

of

these

rules,

including

the

application

of

the

rules

to

their
particular

circumsta

nces.
Backup

Withholding

and

Information

Reporting
Dividends

paid

on,

and

proceeds

from

the

sale

or

other

disposition

of,

the

Shares

to

a

US

Holder

generally

may

be

subject

to

the

information
reporting

requirements

of

the

Code

and

may

be

subject

to

backup

withholding

unless

the

US

Holder

provides

an

accurate

taxpayer

identification
number

and

makes

any

other

required

certification

or

otherwise

establishes

an

exemption.

Backup

withholding

is

not

an

additional

tax.

The
amount

of

any

backup

withholding

from

a

payment

to

a

US

Holder

will

be

allowed

as

a

refund

or

credit

against

the

US

Holder’s

US

federal

income
tax

liability,

provided

the

required

information

is

furnished

to

the

US

Internal

Revenue

Service

(“IRS”)

in

a

timely

manner.
A

holder

that

is

not

a

US

Ho

lder

may

be

required

to

comply

with

certification

and

identification

procedures

in

order

to

establish

its

exemption

from
information

reporting

and

backup

withholding.
FATCA

Risk

Factor
In

certain

circumstances,

payments

on

shares

or

ADSs

may

be

subject

to

US

withholding

taxes

on

“passthru

payments,”

starting

on

the

date

that

is
two

years

after

the

date

on

which

final

regulations

defining

this

concept

are

adopted

in

the

United

States.

Under

the

“Foreign

Account

Tax
Compliance

Act”

(or

“FATCA”),

as

well

as

intergovernmental

agreements

between

the

United

States

and

other

countries

and

implementing

laws

in
respect

of

the

foregoing,

certain

US-

source

payments

(including

dividends

and

interest)

and

certain

payments

mad

e

by,

and

financial

accounts

held
with,

entities

that

are

classified

as

financial

institutions

under

FATCA

are

subject

to

a

special

information

reporting

and

withholding

tax

regime.
Regulations

implementing

withholding

in

respect

of

“passthru

payments”

und

er

FATCA

have

not

yet

been

adopted

or

proposed.

The

United

States
has

entered

into

an

intergovernmental

agreement

regarding

the

implementation

of

FATCA

with

the

UK

(the

“UK

IGA”).

Under

the

UK

IGA,

as
currently

drafted,

it

is

not

expected

that

Barclays

Ban

k

PLC

will

be

required

to

withhold

tax

under

FATCA

on

payments

made

with

respect

to

the
shares

or

ADSs.

However,

significant

aspects

of

when

and

how

FATCA

will

apply

remain

unclear,

and

no

assurance

can

be

given

that

withholding
under

FATCA

will

not

become

relevant

with

respect

to

payments

made

on

or

with

respect

to

the

shares

or

ADSs

in

the

future.

Investors

should
consult

their

own

tax

advisers

regarding

the

potential

impact

of

FATCA.

The

Barclays

Group

has

registered

with

the

Internal

Revenue

Service

(‘IRS’)

for

FATCA.

The

Global

Intermediary

Identification

Number

(GIIN)

for
Barclays

Bank

PLC

in

the

United

Kingdom

is

E1QAZN.00001.ME.826

and

it

is

a

Reporting

Model

1

FFI.

The

GIINs

for

other

parts

of

the

Barclays
Group

or

Barclays

branches

outside

of

the

UK

may

be

obtained

from

your

usual

Barclays

contact

on

request.

The

IRS

list

of

registered

Foreign
Financial

Institutions

is

publicly

available

on

the

IRS

website.

Exchange

controls

and

other

limitations

affecting

security

holders

Other

than

certain

economic

sanctions

which

may

be

in

force

from

time

to

time,

there

are

currently

no

UK

laws,

decrees

or

regulations

which
would

affect

the

transfer

of

capital

or

remittance

of

dividends,

interest

and

other

payments

to

holders

of

Barclays

securities

who

are

not

residents
of

the

UK.

There

are

also

no

restrictions

under

the

Articles

of

Association

of

Barclays

Bank

PLC

,

or

(subject

to

the

effect

of

any

such

economic
sanctions)

under

current

UK

laws,

which

relate

only

to

non

-

residents

of

the

UK,

and

which

limit

the

right

of

such

non

-

residents

to

hold

Barclays
securities

or,

when

entitled

to

vote,

to

do

so.

Documents

on

display

It

is

possible

to

read

and

copy

documents

that

have

been

filed

by

Barclays

Bank

PLC

with

the

US

Securities

and

Exchange

Commission

via
commercial

document

retrieval

services,

and

from

the

website

maintained

by

the

US

Securities

and

Exchange

Commission

at
www.sec.gov .

Additional

information

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

205
External

auditor

objectivity

and

independence:

non

-audit

services

Our

policy

on

the

provision

of

services

by

the

Barclays

Bank

Group

’s

statutory

Auditor

(the

‘Policy’)

sets

out

the

circumstances

in

which

the

auditor
may

be

permitted

to

undertake

non

-

audit

work

for

the

Barclays

Bank

Group.

The

Board

Audit

Committee

overs

ees

compliance

with

the

Policy

and

considers

and,

if

appropriate,

approves

requests

to

use

the

Auditor

for

non-
audit

work.

Allowable

services

are

pre

-

approved

up

to

but

not

including

£100,000

.

The

Group

Finance

Director

and

the

Company

Secretary

and
their

teams

deal

with

day

-

to-

day

administration

of

the

Policy,

facilitating

requests

for

approval.

Details

of

the

services

that

are

prohibited

and

allowed

under

the

Policy

are

set

out

below:

Services

that

are

prohibited

include:
◾

b

ookkeeping;
◾

design

and

implementation

of

financial

information

systems;
◾

design

or

implementation

of

internal

controls

or

risk

management

services

related

to

financial

information

;
◾

*appraisal

or

valuation

services;
◾

fairness

opinions

or

contribution

-

in-

kind

reports;
◾

*actuarial

services;
◾

internal

audit;
◾

management

and

Human

Resources

functions;
◾

broker

or

dealer,

investment

advisor

or

investment

banking

services;

◾

legal,

expert

and

certain

*tax

services

or

personal

services

to

persons

in

a

financial

reporting

role;

and
◾

transaction

-

related

and

restructuring

services.

*these

may

be

permissible

subject

to

compliance

with

certain

requirements

.

Allowable

services

that

the

Board

Audit

Committee

considers

for

approval

include:
◾

statutory

audit

and

audit

related

services

and

regulatory

non

-

audit

services;
◾

other

attest

and

assurance

services;
◾

training,

surveys

and

software;
◾

risk

management

and

controls

advice;
◾

transaction

support;
◾

tax

compliance

services;
◾

business

support

and

recoveries;

and
◾

translation

services.

Disclosure

controls

and

procedures

The

Chief

Executive

Officer,

Jes

Staley,

and

the

Chief

Financial

Officer,

Steven

Ewart

,

conducted

with

Barclays

Bank

Group

Management

an
evaluation

of

the

effectiveness

of

the

design

and

operation

of

the

Barclays

Bank

Group’s

disclosure

co

ntrols

and

procedures

of

Barclays

Bank

PLC
as

at

31

December

2019,

which

are

defined

as

those

controls

and

procedures

designed

to

ensure

that

information

required

to

be

disclosed

in
reports

filed

or

submitted

under

the

US

Securities

Exchange

Act

of

1934

is

recorded,

processed,

summarised

and

reported

within

the

time

periods
specified

in

the

US

Securities

and

Exchange

Commission’s

rules

and

forms.

As

of

the

date

of

the

evaluation,

the

Chief

Executive

Officer

and

Chief
Financial

Officer

concluded

that

the

design

and

operation

of

these

disclosure

controls

and

procedures

were

effective.

Additional

information

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

206
Section

13(r)

to

the

US

Securities

Exchange

Act

of

1934

(Iran

sanctions

and

related

disclosure)
Section

13(r)

of

the

U.S.

Securities

Exchange

Act

of

1934,

as

amended

(the

“Exchange

Act”)

requires

each

SEC

reporting

issuer

to

disclose

in

its
annual

and,

if

applicable,

quarterly

reports

whether

it

or

any

of

its

affiliates

have

knowingly

engaged

in

certain

activities,

transactions

or

dealings
relating

to

Iran

o

r

with

the

Government

of

Iran

or

certain

designated

natural

persons

or

entities

involved

in

terrorism

or

the

proliferation

of

weapons
of

mass

destruction

during

the

period

covered

by

the

report.

The

requirement

includes

disclosure

of

activities

not

prohibi

ted

by

U.S.

or

other

law
even

if

conducted

outside

the

U.S.

by

non

-

U.S.

companies

or

affiliates

in

compliance

with

local

law.

Pursuant

to

Section

13(r)

of

the

Exchange

Act
we

note

the

following

in

relation

to

activity

occurring

in

2019,

the

period

covered

by

this

annual

report,

or

in

relation

to

activity

we

became

aware
of

in

2019

relating

to

disclosable

activity

prior

to

the

reporting

period.

Except

as

noted

below,

Barclays

intends

to

continue

the

activities

described.

Barclays

does

not

allocate

profits

at

the

level

of

these

activities,

which

in

any

event

would

not

be

significant,

and

we

therefore

report

only

gross
revenue

where

measurable.

Barclays

attributed

revenue

of

approximately

GBP

665

in

2019

in

relation

to

the

activities

disclosed

below.

Legacy

Guarantees
Between

1993

and

2006,

Barclays

entered

into

several

guarantees

for

the

benefit

of

Iranian

banks

in

connection

with

the

supply

of

goods

and
services

by

Barclays

customers

to

Iranian

buyers.

These

were

counter

guarantees

issued

to

the

Iranian

ban

ks

to

support

guarantees

issued

by

these
banks

to

the

Iranian

buyers.

The

Iranian

banks

and

a

number

of

the

Iranian

buyers

were

subsequently

designated

as

Specially

Designated

Nationals
and

Blocked

Persons

(“SDN”)

by

the

U.S.

Department

of

the

Treasury,

Office

of

Foreign

Assets

Control

(“OFAC”).

In

addition,

between

1993

and
2005,

Barclays

entered

into

similar

guarantees

for

the

benefit

of

a

Syrian

bank

that

was

subsequently

designated

pursuant

to

the

Weapons

of

Mass
Destruction

Proliferators

Sanctions

Regu

lations

in

August

2011.

The

guarantees

were

issued

either

on:
(i)

an

“extend

or

pay”

basis

which

means

that,

although

the

guarantee

is

of

limited

duration

on

its

face,

until

there

is

full

performance

under

the
contract

to

provide

goods

and

services,

the

terms

of

the

guarantee

require

Barclays

to

either

maintain

the

guarantee

or

pay

the

beneficiary
bank

the

full

amount

of

the

guarantee;

or
(ii)

the

basis

that

Barclays

obligations

can

only

be

discharged

with

the

consent

of

the

beneficiary

counterparty.

Barclays

is

not

able

to

exit

its

obligations

under

the

guarantees

unilaterally,

and

thus

maintains

a

limited

legacy

portfolio

of

these

guarantees.

The
guarantees

were

in

compliance

with

applicable

laws

and

regulations

at

the

time

at

which

they

were

entered

into.

Barclays

intends

to

terminate

the
guarantees

where

an

agreement

can

be

reached

with

the

counterparty,

in

accordance

with

applicable

laws

and

regulations.

Barclays

attributed

no

revenue

in

2019

in

relation

to

this

activity.

Lease

Payments
Barclays

is

party

to

a

long

-

term

lease,

entered

into

in

1979,

with

the

National

Iranian

Oil

Company

(“NIOC”),

pursuant

to

which

Barclays

rents

part
of

NIOC

House

in

London

for

a

Barclays

bank

branch.

The

lease

is

for

60

years,

contains

no

early

termination

clause,

and

has

20

years

remaining.
Barclays

makes

quarterly

lease

payments

in

GBP

to

an

entity

that

is

owned

by

the

Government

of

Iran.

The

payments

are

made

in

accordance

with
applicable

laws

and

regulations.

Barclays

attributed

no

revenue

in

2019

in

relation

to

this

activity.

Local

Clearing

Systems
Banks

in

the

United

Arab

Emirates

(“UAE”),

including

certain

Iranian

banks

that

are

SDNs,

participate

in

the

various

banking

payment

and
settlement

systems

used

in

the

UAE

(the

“UAE

Clearing

Systems”).

Barclays,

by

v

irtue

of

its

banking

activities

in

the

UAE,

participates

in

the

UAE
Clearing

Systems,

in

accordance

with

applicable

laws

and

regulations.

However,

in

order

to

help

mitigate

the

risk

of

engaging

in

transactions

in
which

participant

Iranian

SDN

banks

may

be

involved,

Barclays

has

implemented

restrictions

relating

to

its

involvement

in

the

UAE

Image

Cheque
Clearance

System

and

the

UAE

Funds

Transfer

System

activity,

as

well

as

restricting

activity

via

the

Wages

Protection

Scheme.

Barclays

attributed
no

revenue

in

2019

in

relation

to

this

activity.

Payments

Notified
A

Barclays

customer

was

designated

pursuant

to

the

Global

Terrorism

Sanctions

Regulations

(“GTSR”)

in

March

2016.

Barclays

continues

to
receive

credit

card

repayments

from

this

customer

in

accordanc

e

with

applicable

laws

and

regulations.

A

block

continues

to

be

applied

to

the

card
to

prevent

any

further

spending.

Barclays

attributed

revenue

of

approximately

GBP

480

in

2019

in

relation

to

this

activity.

In

2019,

Barclays

processed

three

euro

payments

relating

to

overflight

charges,

a

portion

of

which

were

for

the

overflight

of

Iranian

airspace.

It

is
presumed

that

the

ultimate

beneficiary

of

the

outbound

payments

was

a

Government

of

Iran

owned

entity.

The

payments

were

made

in
accordance

with

applicable

laws

and

regulations.

No

payments

were

made

directly

to

Iran

or

any

entity

owned

or

controlled

by

the

Government

of
Iran.

Although

OFAC

has

issued

a

general

license

relating

to

payments

for

overflights

of

Iranian

airspace,

it

does

not

technically

apply

to

aircraft
owned

by

non

-

U.S.

persons,

or

registered

outside

of

the

U.S.

Barclays

attributed

revenue

of

approximately

GBP

30

in

2019

in

relation

to

this

activity.

Barclays

maintains

customer

relationships

with

UK

-

incorporated

medical

manufacturing

companies.

In

2018

and

2019,

Barclays

processed

several
payments,

for

the

benefit

of

our

customer,

relating

to

the

export

of

medical

devices

to

privately

-

owned

Iranian

entities.

The

end

users

of

these
medical

devices

include

hospitals

or

clinics

that

may

be

owned

or

controlled

by

the

Government

of

Iran.

The

payments

were

made

in

accordance
with

applicable

laws

and

regulations.

All

payments

were

received

from

the

privately

-

owned

Iranian

entities;

no

payments

were

received

directly
from

any

entity

owned

or

controlled

by

the

Government

of

Iran.

Although

OFAC

has

issued

general

licenses

relating

to

the

sale

of

medical

devices,
they

do

not

technically

apply

to

sales

of

non

-

U.S.

origin

items

by

non

-

U.S.

persons.

Barclays

attributed

revenue

of

approximately

GBP

60

in

2019

in
relation

to

this

activity.

Barclays

maintains

customer

relationships

with

several

individuals

who

work

for

UK

-

based

entities

that

are

ultimately

owned

by

the

Government

of
Iran

and

are

OFAC

SDNs.

Payments

are

received,

in

GBP,

from

a

UK

-

based

payment

services

company,

in

cash,

or

from

the

customer’s

account

at

Additional

information

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

207
another

UK

-

based

financial

institution,

and

are

credited

to

the

customers’

accounts

with

Barclays.

The

payments

are

processed

in

accordance

with
applicable

laws

and

regulations.

No

paymen

ts

are

received

directly

from

any

entity

owned

by

the

Government

of

Iran

or

any

OFAC

SDN.

Barclays
attributed

no

revenue

in

2019

in

relation

to

this

activity.

Barclays

maintains

a

relationship

with

HM

Revenue

&

Customs

(“HMRC”),

a

UK

government

agency,

wh

ich

receives

funds

from

an

Iranian

SDN
financial

institution

in

relation

to

the

settlement

of

tax

liabilities

with

the

UK

Government.

The

payments

are

received

by

Barclays

and

credited

to
the

HMRC

account.

The

payment

activity

is

covered

by

a

license

issued

by

UK

HM

Treasury.

Barclays

attributed

revenue

of

approximately

GBP

40

in
2019

in

relation

to

this

activity.

Barclays

processed

three

transactions

to

embassies

of

the

Government

of

Iran

in

the

European

Union

in

relation

to

fees

for

renewing

Iranian
passports

or

replacing

Iranian

passports

that

had

been

lost

or

stolen.

The

payments

were

processed

in

accordance

with

applicable

laws

and
regulations.

Barclays

attributed

revenue

of

approximately

GBP

55

in

2019

in

relation

to

this

activity.

In

April

2019,

a

Barclays

customer

was

designated

by

OFAC

as

an

SDN

pursuant

to

the

GTSR.

Barclays

exited

the

relationship

with

the

customer
and

their

account

was

closed.

Barclays

attributed

no

revenue

in

2019

in

relation

to

this

activity.

Barclays

remitted

one

transac

tion

to

the

Embassy

of

the

Government

of

Iran

in

the

UK

in

relation

to

redress

owed

to

the

Embassy

following

the
application

of

an

incorrect

foreign

exchange

rate

being

applied

to

a

payment

the

Embassy

remitted

from

Barclays

in

2012,

which

was

identified
d

uring

a

remediation

project.

The

one

-

time

payment

was

processed

in

accordance

with

applicable

laws

and

regulations.

Barclays

attributed

no
revenue

in

2019

in

relation

to

this

activity.

Additional

information

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

208
Related

Undertakings
The

Barclays

Bank

PLC

corporate

structure

consists

of
a

number

of

related

undertakings,

comprising
subsidiaries,

joint

ventures,

associates

and

significant
other

interests.

A

full

list

of

these

undertakings,

the
country

of

incorporation

and

the

ownership

of

each
share

class

is

set

out

below.

The

information

is
provided

as

at

31

December

2019.
The

entities

are

grouped

by

the

countries

in

which

they
are

incorporated.

The

profits

earned

by

the

activities

of
these

entities

are

in

some

cases

taxed

in

countries
other

than

the

country

of

incorporation.

Barclays

PLC’s
2019

Country

Snapshot

provides

details

of

where

the
Barclays

PLC

Group

carries

on

its

business,

where

its
profits

are

subject

to

tax

and

the

taxes

it

pays

in

each
country

it

operates

in.
Wholly

owned

subsidiaries
Unless

otherwise

stated

the

undertakings

below

are
wholly

owned

and

consolidated

by

Barclays

Bank

PLC
and

the

share

capital

disclosed

comprises

ordinary
and/or

common

shares,

100%

of

the

nominal

value

of
which

is

held

by

Barclays

Bank

PLC

Group

subsidiaries.
Notes
A
Directly

held

by

Barclays

Bank

PLC
Ordinary

Shares,

Class

C

Preference

Shares,
B
Partnership

Interest
Class

D

Ordinary

Shares,

Class

D

Preference
C
Membership

Interest
Shares,

Class

E

Ordinary

Shares,

Class

E
D
Trust

Interest
Preference

Shares,

Class

F

Ordinary

Shares,
E Guarantor
Class

F

Preference

Shares,

Class

H

2012
F
Preference

Shares
Ordinary

Shares,

Class

H

2012

Preference
G
A

Preference

Shares
Shares,

Class

H

Ordinary

Shares,

Class

H
H
B

Preference

Shares
Preference

Shares,

Class

I

Preference

Shares,
I
Ordinary/Common

Shares

in

addition

to

other
Class

J

Ordinary

Shares,

Class

J

Preference

Shares
shares W
First

Class

Common

Shares,

Second

Class
J
A

Ordinary

Shares
Common

Shares
K
B

Ordinary

Shares
X
Class

B

Redeemable

Preference

Shares
L
C

Ordinary

Shares
Y
EUR

Tracker

1

Shares,

GBP

Tracker

1
N
W

Ordinary

Shares
Shares,

USD

Tracker

3

Shares,
M
F

Ordinary

Shares
USD

Tracker

1

Shares,

USD

Tracker

2

Shares
O
First

Preference

Shares,

Second

Preference
Z
Not

Consolidated

(see

Note34

Structured
Shares entities)
P
Registered

Address

not

in

country

of
AA
USD

Linked

Ordinary

Shares
incorporation BB
Redeemable

Class

B

Shares
Q
Core

Shares,

Insurance

(Classified)

Shares
CC
Class

A

Redeemable

Preference

Shares
R
Capital

Contribution

Shares
DD
Nominal

Shares
S
A

Unit

Shares,

B

Unit

Shares
Shares,

Class

E

Ordinary

Shares,

Class

E
T
Non-Redeemable

Ordinary

Shares
Preference

Shares,

Class

F

Ordinary

Shares,
U
C

Preference

Shares,

D

Preference

Shares
V
Class

A

Ordinary

Shares,

Class

A

Preference
Shares,

Class

B

Ordinary

Shares,

Class

C
Wholly

owned

subsidiaries
Note
Wholly

owned

subsidiaries
Note
Wholly

owned

subsidiaries
Note
United

Kingdom
Dorset

Home

Loans

Limited
A
Gerrard

Management

Services

Limited

(In
A
-

1

Churchill

Place,

London,

E14

5HP
Durlacher

Nominees

Limited
A Liquidation)
Aequor

Investments

Limited
Eagle

Financial

and

Leasing

Services

(UK)
A
Lombard

Street

Nominees

Limited

(In
A
Ardencroft

Investments

Limited
A Limited Liquidation)
B

D

&

B

Investments

Limited
Equity

Value

Investments

No.1

Limited
A
Ruthenium

Investments

Limited

(In
A
B.P.B.

(Holdings)

Limited
A
Equity

Value

Investments

No.2

Limited
Liquidation)
Barafor

Limited
Finpart

Nominees

Limited
A
Woolwich

Plan

Managers

Limited

(In
A
Barclay

Leasing

Limited
Foltus

Investments

Limited
Liquidation)
Barclays

(Barley)

Limited
J,

K
Hawkins

Funding

Limited
A
Woolwich

Surveying

Services

Limited

(In
A
Barclays

Aldersgate

Investments

Limited
A
Heraldglen

Limited
I,

O
Liquidation)
Barclays

Capital

Asia

Holdings

Limited
A
J.V.

Estates

Limited
-

1

More

London

Place,

London

SE1

2AF
Barclays

Capital

Finance

Limited
A
Isle

of

Wight

Home

Loans

Limited
A
CP

Propco

1

Limited

(In

Liquidation)
Barclays

Capital

Japan

Securities

Holdings
Kirsche

Investments

Limited
A
CP

Propco

2

Limited

(In

Liquidation)
Limited
Long

Island

Assets

Limited
CP

Topco

Limited

(In

Liquidation)
J,

K
Barclays

Capital

Nominees

(No.2)

Limited
Maloney

Investments

Limited
A
-

5

The

North

Colonnade,

London,

E14

4BB
Barclays

Capital

Nominees

(No.3)

Limited
A
Menlo

Investments

Limited
A
Leonis

Investments

LLP
A,

B
Barclays

Capital

Nominees

Limited
A
Mercantile

Credit

Company

Limited
A
-

9,

allée

Scheffer,

L-2520,

Luxembourg
Barclays

Capital

Principal

Investments

Limited
A
Mercantile

Leasing

Company

(No.132)
A
Barclays

Claudas

Investments

Partnership
B,

P
Barclays

Capital

Securities

Client

Nominee
A Limited
Barclays

Pelleas

Investments

Limited
B,

P
Limited
MK

Opportunities

LP
B Partnership
Barclays

Capital

Securities

Limited
A,

F,

I
Murray

House

Investment

Management
A
Blossom

Finance

General

Partnership
B,

P
Barclays

CCP

Funding

LLP
A,

B
Limited
Barclays

Directors

Limited
A
Naxos

Investments

Limited
A Argentina
Barclays

Executive

Schemes

Trustees

Limited
A
Northwharf

Nominees

Limited
A
-

855

Leandro

N.Alem

Avenue,

8th

Floor,
Barclays

Group

Holdings

Limited
A
Real

Estate

Participation

Management
Buenos

Aires
Barclays

Investment

Management

Limited
A Limited
Compañía

Sudamerica

S.A.
A
Barclays

Leasing

(No.9)

Limited
Real

Estate

Participation

Services

Limited
-

Marval,

O’Farrell

&

Mairal,

Av.

Leandro

N.
Barclays

Long

Island

Limited
A
Relative

Value

Investments

UK

Limited
B
Alem

882,

Buenos

Aires,

C1001AAQ
Barclays

Marlist

Limited
A
Liability

Partnership
Compañia

Regional

del

Sur

S.A.
A
Barclays

Mercantile

Business

Finance

Limited
A
Relative

Value

Trading

Limited
Barclays

Nominees

(George

Yard)

Limited
A
Roder

Investments

No.

1

Limited
A,

I,

Y
Brazil
Barclays

Pension

Funds

Trustees

Limited
A
Roder

Investments

No.

2

Limited
A,

I,

Y
-

Av.

Brigadeiro

Faria

Lima,

No.

4.440,

12th
Barclays

Private

Bank
RVT

CLO

Investments

LLP
B
Floor,

Bairro

Itaim

Bibi,

Sao

Paulo,

CEP,
Barclays

Services

(Japan)

Limited
A
Surety

Trust

Limited
A
04538

-132
Barclays

Shea

Limited
A
Swan

Lane

Investments

Limited
Barclays

Brasil

Assessoria

Financeira

Ltda.
A
Barclays

Term

Funding

Limited

Liability
B
US

Real

Estate

Holdings

No.1

Limited
BNC

Brazil

Consultoria

Empresarial

Ltda
A
Partnership
US

Real

Estate

Holdings

No.2

Limited
Barclays

Wealth

Nominees

Limited
A
US

Real

Estate

Holdings

No.3

Limited
Canada
Barcosec

Limited
A
Wedd

Jefferson

(Nominees)

Limited
A
-

333

Bay

Street,

Suite

4910,

Toronto

ON

M5H
Barsec

Nominees

Limited
A
Westferry

Investments

Limited
A 2R2
BB

Client

Nominees

Limited
A
Woolwich

Qualifying

Employee

Share
A
Barclays

Capital

Canada

Inc.
BMBF

(No.24)

Limited
Ownership

Trustee

Limited
-

Stikeman

Elliot

LLP,

199

Bay

Street,

5300
BMI

(No.9)

Limited
Zeban

Nominees

Limited
A
Commerce

Court

West,

Toronto

ON

M5L

1B9
Carnegie

Holdings

Limited
A,

I,

J,

K
-

Hill

House,

1

Little

New

Street,

London,
Barclays

Corporation

Limited
A
Chapelcrest

Investments

Limited
EC4A

3TR
Clydesdale

Financial

Services

Limited
Barclays

Nominees

(Branches)

Limited

(In
A
Cayman

Islands
Cobalt

Investments

Limited
A Liquidation)
-

Maples

Corporate

Services

Limited,

PO

Box
Cornwall

Homes

Loans

Limited
A
Barclays

Nominees

(K.W.S.)

Limited

(In
A

309,

Ugland

House,

George

Town,

Grand
CP

Flower

Guaranteeco

(UK)

Limited
A,

E
Liquidation)

(Dissolved

on

22

January
Cayman,

KY1-1104
DMW

Realty

Limited
A 2020)
Alymere

Investments

Limited
G,

H,

I

Additional

information

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

209
Wholly

owned

subsidiaries
Note
Wholly

owned

subsidiaries
Note
Wholly

owned

subsidiaries
Note
Analytical

Trade

UK

Limited
A
Isle

of

Man
Servicios

Barclays,

S.A.

de

C.V.
Barclays

Capital

(Cayman)

Limited
A
-

P

O

Box

9,

Victoria

Street,
Barclays

Securities

Financing

Limited
F,

I
Douglas,

IM99

1AJ
Monaco
Braven

Investments

No.1

Limited
Barclays

Nominees

(Manx)

Limited
A
-

31

Avenue

de

la

Costa,

Monte

Carlo
Calthorpe

Investments

Limited
Barclays

Private

Clients

International
A,

J,

K
BP

339
Capton

Investments

Limited
A Limited
Barclays

Private

Asset

Management
Claudas

Investments

Limited
A,

I,

CC,

X
(Monaco)

S.A.M
Claudas

Investments

Two

Limited
Japan
CPIA

Investments

No.1

Limited
V
-

10

-1,

Roppongi

6-chome,

Minato-ku,
Netherlands
CPIA

Investments

No.2

Limited
F,

I
Tokyo
-

Prins

Bernhardplein

200,

1097

JB
Gallen

Investments

Limited
Barclays

Funds

and

Advisory

Japan

Limited
Amsterdam
Hurley

Investments

No.1

Limited
Barclays

Securities

Japan

Limited
Chewdef

BidCo

BV.

(In

Liquidation)
A
JV

Assets

Limited
L
Barclays

Wealth

Services

Limited
Mintaka

Investments

No.

4

Limited
Philippines
OGP

Leasing

Limited
Jersey
-

21/F,

Philamlife

Tower,

8767

Paseo

de
Palomino

Limited
A,

Z
-

2
nd

Floor,

Gaspé

House,

66-72
Roxas,

Makati

City,

1226
Pelleas

Investments

Limited
A
Esplanade,

St.

Helier,

JE1

1GH
Meridian

(SPV-AMC)

Corporation
Pippin

Island

Investments

Limited
A
CP

Newco

1

Limited

(In

liquidation)
A
Razzoli

Investments

Limited
A,

F,

I
CP

Newco2

Limited

(In

liquidation)
J,

K
Saudi

Arabia
RVH

Limited
A,

F,

I
CP

Newco3

Limited

(In

liquidation)
-

3
rd

Floor

Al

Dahna

Center,

114

Al-Ahsa
Wessex

Investments

Limited
Barclays

Services

Jersey

Limited
A
Street,

PO

Box

1454,

Riyadh

11431
-

Walkers

Corporate

Limited,

Cayman
-

39

-

41

Broad

Street,

St

Helier,

JE2

3RR
Barclays

Saudi

Arabia

(In

Liquidation)
A
Corporate

Centre,

27

Hospital

Road,

George
Barclays

Wealth

Management

Jersey
A
Town,

KY1-

9008
Limited Singapore
Long

Island

Holding

B

Limited
A
BIFML

PTC

Limited
A
-

10

Marina

Boulevard,

#24-01

Marina

Bay
-

13

Castle

Street,

St.

Helier,

JE4

5UT

Financial

Centre,

Tower

2,

018983
Germany
Barclays

Index

Finance

Trust
S
Barclays

Capital

Futures

(Singapore)

Private
-

TaunusTurm,

Taunustor

1,

60310,
-

Lime

Grove

House,

Green

Street,
Limited

Frankfurt
St

Helier,

JE1

2ST
Barclays

Capital

Holdings

(Singapore)
A
Barclays

Capital

Effekten

GmbH
A
Barbridge

Limited

(In

Liquidation)
A,

I,

DD
Private

Limited
-

Stuttgarter

Straße

55-57,

73033
-

13

Library

Place,

St

Helier,

JE4

8NE
Barclays

Merchant

Bank

(Singapore)

Ltd.
Göppingen
Barclays

Nominees

(Jersey)

Limited
A
Holding

Stuttgarter

Straße

GmbH
Barclaytrust

Channel

Islands

Limited
A Spain
-

Estera

Trust

(Jersey)

Limited,

13-14
-

Calle

Jose,

Abascal

51,

28003,

Madrid
Guernsey
Esplanade,

St

Helier,

JE1

1EE
Barclays

Tenedora

De

Inmuebles

SL.
A
-

P.O.

Box

33,

Dorey

Court,

Admiral

Park,

St.
MK

Opportunities

GP

Ltd
A
BVP

Galvani

Global,

S.A.U.
A

Peter

Port,

GY1

4AT
Barclays

Insurance

Guernsey

PCC

Limited
A,

Q
Luxembourg Switzerland
-

PO

BOX

41,

Floor

2,

Le

Marchant

House,

Le
-

9,

allée

Scheffer,

L-2520
-

Chemin

de

Grange

Canal

18-20,

PO

Box

Truchot,

St

Peter

Port,

GY1

3BE
Barclays

Alzin

Investments

S.à

r.l.
3941,

1211,

Geneva
Barclays

Nominees

(Guernsey)

Limited
A
Barclays

Bayard

Investments

S.à

r.l.
J,

K
Barclays

Bank

(Suisse)

SA
Barclays

Bedivere

Investments

S.à

r.l.
BPB

Holdings

SA
Hong

Kong
Barclays

Bordang

Investments

S.à

r.l.
-

42nd

floor

Citibank

Tower,

Citibank

Plaza,
Barclays

BR

Investments

S.à

r.l.
United

States
3

Garden

Road
Barclays

Cantal

Investments

S.à

r.l.

-

Corporation

Trust

Company,

Corporation
Barclays

Bank

(Hong

Kong

Nominees)

Limited
A
Barclays

Capital

Luxembourg

S.à

r.l.
Trust

Center,

1209

Orange

Street,
(in

Liquidation)
Barclays

Capital

Trading

Luxembourg

S.à

r.l.
J,

K
Wilmington

,

DE

19801
Barclays

Capital

Asia

Nominees

Limited

(In
Barclays

Claudas

Investments

S.à

r.l.
Archstone

Equity

Holdings

Inc
Liquidation)
Barclays

Equity

Index

Investments

S.à

r.l.
Barclays

Capital

Derivatives

Funding

LLC
C
-

Level

41,

Cheung

Kong

Center,

2

Queen's
Barclays

International

Luxembourg

Dollar
Barclays

Capital

Energy

Inc.
Road,

Central
Holdings

S.à

r.l.
Barclays

Capital

Holdings

Inc.
G,

H,

I
Barclays

Asia

Limited

(In

Liquidation)
A
Barclays

Lamorak

Investments

S.à

r.l.
T
Barclays

Capital

Real

Estate

Finance

Inc.
Barclays

Capital

Asia

Limited
A
Barclays

Leto

Investments

S.à

r.l.
Barclays

Capital

Real

Estate

Holdings

Inc.
Barclays

Luxembourg

EUR

Holdings

S.à

r.l
T
Barclays

Capital

Real

Estate

Inc.
India
Barclays

Luxembourg

Finance

S.à

r.l.
Barclays

Commercial

Mortgage

Securities
C
-

208

Ceejay

House,

Shivsagar

Estate,

Dr

A
Barclays

Luxembourg

GBP

Holdings

S.à

r.l.
T LLC
Beasant

Road,

Worli,

Mumbai,

400

018
Barclays

Luxembourg

Global

Funding

S.à

r.l.
Barclays

Electronic

Commerce

Holdings

Inc.
Barclays

Securities

(India)

Private

Limited
Barclays

Luxembourg

Holdings

S.à

r.l.
I,

AA
Barclays

Financial

LLC
C
Barclays

Wealth

Trustees

(India)

Private
Barclays

Luxembourg

Holdings

SSC
B
Barclays

Group

US

Inc.
G,

I
Limited
Barclays

Pelleas

Investments

S.à

r.l.
Barclays

Oversight

Management

Inc.
-

Level

10,

Block

B6,

Nirlon

Knowledge
-

68

-70

Boulevard

de

la

Petrusse,

L-2320
Barclays

Receivables

LLC
C
Park,

Off

Western

Express

Highway
Adler

Toy

Holding

Sarl
Barclays

Services

Corporation

Goregaon

(East),

Mumbai,

40063
Barclays

US

CCP

Funding

LLC
C
Barclays

Investments

&

Loans

(India)
A,

F,

I
Mauritius
Barclays

US

Funding

LLC
C
Private

Limited
-

C/O

Rogers

Capital

Corporate

Services
Barclays

US

Investments

Inc.
J,

K
Limited,

3
rd

Floor,

Rogers

House,

No.5
Barclays

US

LLC
G,H,I,

U
Ireland
President

John

Kennedy

Street,

Port

Louis
BCAP

LLC
C
-

One

Molesworth

Street,

Dublin

2,
Barclays

Capital

Mauritius

Limited
A
Crescent

Real

Estate

Member

LLC
C
D02RF29
Barclays

Capital

Securities

Mauritius
A
Gracechurch

Services

Corporation
Barclaycard

International

Payments

Limited
A Limited
Long

Island

Holding

A

LLC
C
Barclays

Bank

Ireland

Public

Limited
A
-

Fifth

Floor,

Ebene

Esplanade,

24
LTDL

Holdings

LLC
C
Company
Cybercity,

Ebene
Marbury

Holdings

LLC
Barclays

Europe

Client

Nominees
Barclays

Mauritius

Overseas

Holdings
A
Protium

Finance

I

LLC
C
Designated

Activity

Company
Limited
Protium

Master

Mortgage

LP
B
Barclays

Europe

Firm

Nominees

Designated
Protium

REO

I

LP
B
Activity

Company
Mexico
Sutton

Funding

LLC
C
Barclays

Europe

Nominees

Designated
-

Paseo

de

la

Reforma

505,

41

Floor,

Torre
TPProperty

LLC
C

Activity

Company
Mayor,

Col.

Cuauhtemoc,

CP

06500
US

Secured

Investments

LLC
R
-

25

-28

North

Wall

Quay,

Dublin

1,
Barclays

Bank

Mexico,

S.A.

K,

M
-

1201

North

Market

Street,

P.O.

Box

1347
D01H104
Barclays

Capital

Casa

de

Bolsa,

S.A.

de

C.V.

K,

M
Wilmington,

DE19801
Erimon

Home

Loans

Ireland

Limited
A
Grupo

Financiero

Barclays

Mexico,
A,

K,

M
Barclays

Bank

Delaware
F,

I
S.A.

de

C.V.
Procella

Investments

No.2

LLC
C

Additional

information

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

210

Wholly

owned

subsidiaries
Note
Other

Related

Undertakings
Unless

otherwise

stated,

the

undertakings

below
are

consolidated

and

the

share

capital

disclosed
comprises

ordinary

and/or

common

shares

which
are

held

by

subsidiaries

of

the

Barclays

Bank

PLC
Group.

The

Barclays

Bank

PLC

Group’s

overall
ownership

percentage

is

provided

for

each
undertaking.
Other

Related

Undertakings
% Note
Procella

Investments

No.3

LLC
C Portugal
Verain

Investments

LLC
Av.

Manuel

Júlio

Carvalho

e
-

2711

Centerville

Road,

Suite

400,

Costa

no.

15

-A,

2750

-423
Wilmington,

DE

19808
Cascais
Protium

Master

Grantor

Trust
D
Projepolska,

S.A.
24.50 Z
-

251

Little

Falls

Drive,

New

Castle

County,
Sweden
Wilmington

DE

19808
-

c/o

ForeningsSparbanken
Barclays

Capital

Equities

Trading

GP
B
Other

Related

Undertakings
% Note
AB,

105

34

Stockholm
Lagalla

Investments

LLC
United

Kingdom
EnterCard

Group

AB
40.00

A,

K,

Z
Relative

Value

Holdings,

LLC
-

1

Churchill

Place,

London,

E14

5HP
Surrey

Funding

Corporation
PSA

Credit

Company

Limited
50.00
A,

J,

L
United

States

of

America
Sussex

Purchasing

Corporation
(In

Liquidation)
-

Corporation

Trust

Company,
-

745

Seventh

Avenue,

New

York

NY

10019
-

3

-

5

London

Road,

Rainham,

Kent,
Corporation

Trust

Center,
Alynore

Investments

Limited

Partnership
B
ME8

7RG
1209

Orange

Street,
Barclays

Payment

Solutions

Inc.
Trade

Ideas

Limited
20.00
A,

Z
Wilmington,

DE

19801
Curve

Investments

GP
B
-

50

Lothian

Road,

Festival

Square,
DG

Solar

Lessee

II,

LLC
75.00
C,

Z
Preferred

Liquidity,

LLC
J
Edinburgh,

EH3

9WJ
DG

Solar

Lessee,

LLC
75.00
C,

Z
-

CT

Corporation

System,

One

Corporate
Equistone

Founder

Partner

II

L.P.
20.00
A,

B,

Z
VS

BC

Solar

Lessee

I

LLC
50.00
C,

Z
Center,

Floor

11,

Hartford

CT

06103

-3220
Equistone

Founder

Partner

III

L.P.
35.00
A,

B,

Z
-1415

Louisiana

Street

Suite
Barclays

Capital

Inc.
-

Enigma,

Wavendon

Business

Park
1600

Houston,

Texas,

77002
-

c/o

RL&F

Service

Corp,

One

Rodney
Milton

Keynes,

MK17

8LX
Sabine

Oil

&

Gas

Holdings,

Inc.
23.25 Z
Square,

10th

Floor,

Tenth

and

King

Streets,
Intelligent

Processing

Solutions

Limited
19.50
A,

Z
Subsidiaries

by

virtue

of

control
The

related

undertakings

below

are
Subsidiaries

in

accordance

with

s.1162
Companies

Act

2006

as

Barclays

can
exercise

dominant

influence

or

control

over
them.
Wilmington,

DE

19801
-

65A

Basinghall

Street,

London,
Analytical

Trade

Holdings

LLC
EC2V

5DZ
Analytical

Trade

Investments

LLC
BB
Cyber

Defence

Alliance

Limited
25.00
A,

E,

Z
-

100

South

West

Street,

Wilmington

DE
-

15

Canada

Square,

London,

E14

5GL
19801
Woolwich

Countryside

Limited
50.00
A,

N,

Z
Barclays

Dryrock

Funding

LLC
C
In

Liquidation)
Wilmington

Riverfront

Receivables

LLC
J,

K
Korea,

Republic

of
Subsidiaries

by

virtue

of

control
% Note
-

15

East

North

Street,

Dover

DE

19801
-

18
th

Floor,

Daishin

Finance

Center,
United

Kingdom
Barclays

Services

LLC
C
343,

Samil-daero,

Jung

-go,

Seoul
-

1

Churchill

Place,

London,
-

CT

Corporation

System,

225

Hillsborough
Woori

BC

Pegasus
70.00
A,

W
E14

5HP
Street,

Raleigh,

NC

27603
Securitization

Specialty

Co.,
Oak

Pension

Asset

0.00 Z
Barclays

US

GPF

Inc.
Limited
Management

Limited
-

500

Forest

Point

Circle,

Charlotte,

North
Water

Street

Investments
0.00 Z
Carolina

28273
Luxembourg Limited
Equifirst

Corporation

(In

Liquidation)
-

9,

allée

Scheffer,

L-2520
33.33 X
-

Aon

Insurance

Managers,

76

Paul

Street,
Preferred

Funding

S.à

r.l.
33.33
I,

X
Cayman

Islands
Suite

500,

Burlington,

VT05401
Preferred

Investments

S.à

r.l.
-

PO

Box

309GT,

Ugland
Barclays

Insurance

U.S.

Inc.
House

South

Church

Street,
Malta
Grand

Cayman,

KY1

-1104
Zimbabwe
-

RS2

Buildings,

Fort

Road,
18.25
A,

Z
Hornbeam

Limited
0.00 Z
-

2

Premium

Close,

Mount

Pleasant

Business
Mosta

MST

1859
Barclays

US

Holdings

Limited

10.00
A,

J
Park,

Mount

Pleasant,

Harare
RS2

Software

PLC
Branchcall

Computers

(Pvt)

Limited
Monaco 75.00 A
-

31

Avenue

de

la

Costa,

Monte
Carlo
Societe

Civile

Immobiliere

31

Additional

information

Income

statement

commentary

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

211
Income

Statement

commentary

2019

Compared

to

2018
Profit

before

tax

increased

142%

to

£

3,112m

driven

by

reduced

losses

in

Head

Office

of

£598m

(2018:

£2,245m),

primarily

due

to

a

non-
recurrence

of

the

£1.4bn

settlement

with

US

Department

of

Justice

relating

to

Residential

Mortgage

-

Backed

Securities

(RMBS),

and

an

8%

increase
in

CIB

to

£2,590m

(2018:

2,394m).

This

was

partially

offset

by

a

decrease

in

CC&P

to

£1,120m

(2018:

£1,137m).

The

4%

appreciation

of

average

USD

against

GBP

positively

impacted

income

and

profits,

and

adversely

impacted

credit

impairment

charges

and
operating

expenses.

Total

Income

increased

4%

to

£14,151m.

CIB

income

increased

3%

to

£10,009m.

Within

CIB,

Markets

income

increased

3%,

reflecting

further
gains

in

market

share

in

a

declining

revenue

pool
a
.

FICC

income

increased

reflecting

a

strong

performance

in

rates

and

growth

in

securitised
products.

Equities

income

decreased

driven

by

equity

derivatives,

which

were

impacted

by

reduced

client

activity.

Banking

fees

income

increas

ed
1%.

The

Banking

business

also

continued

to

gain

market

share

in

a

declining

fee

pool
b
.

CC&P

income

increased

5%

to

£4,462m

reflecting

growth

in
US

co

-

branded

cards

and

payments

partnerships.

Head

Office

income

expense

improved

22%

to

£320m

(2018:

£408m)

driven

by

lower

hedge

accounting

losses

and

legacy

capital

funding

costs,
partially

offset

by

non

-

recurrence

of

a

prior

year

gain

of

£155m

from

the

settlement

of

receivables

relating

to

the

Lehman

Brothers

acquisition

and
the

Absa

Group

Limited

(for

merly

known

as

BAGL)

dividend

income.

Credit

impairment

charges

increased

87%

to

£1,202m.

CIB

credit

impairment

charges

increased

to

£157m

(2018:

release

of

£152m)

due

to

the
non

-

recurrence

of

favourable

macroeconomic

scenario

updates

and

single

name

reco

veries

in

2018.

CC&P

credit

impairment

charges

increased

to
£1,016m

(2018:

£808m)

due

to

cards

balance

growth

and

the

non

-

recurrence

of

favourable

US

macroeconomic

scenario

updates

in

2018,

as

well
as

higher

unsecured

gross

exposures

due

to

balance

growth

in

cards.

Credit

metrics

remained

stable,

with

US

cards

30

and

90

day

arrears

of

2.7%
(Q418:

2.7%)

and

1.4%

(Q418:

1.4%)

respectively

.

Total

operating

expenses

decreased

15%

to

£

9,982m

.

Head

Office

total

operating

expenses

decreased

to

£241m

(2018:

£1,849

m)

due

to

the

non-
recurrence

of

a

settlement

relating

to

RMBS

with

the

US

DoJ

of

£1.4bn

and

the

£140m

charge

for

the

GMP

in

relation

to

the

equalisation

of
obligations

for

members

of

the

Barclays

Bank

UKRF.

CIB

total

operating

expenses

decreased

2%

to

£7

,375m

as

cost

efficiencies

were

partially

offset

by

continued

investment.

CC&P

total

operating
expenses

were

stable

at

£2,366m

(2018:

£2,363m)

reflecting

continued

investment

and

efficiencies.

Other

net

income

increased

to

£145m

(2018:

£68m)

reflecting

ga

ins

on

disposals

following

the

sale

of

number

of

subsidiaries

to

Barclays

Principal
Investment

Limited

in

Q4

2019.

Please

refer

to

the

Financial

review

section

in

the

Annual

Report

on

form

20

-

F

2018

for

a

comparative

discussion

of

2018

financial

results
compared

to

2017.

Notes
a

Data

Source:

Coalition,

FY19

Preliminary

Competitor

Analysis.

Market

share

represents

Barclays

share

of

the

total

industry

Revenue

Pool.

Analysis

is

based

on

Barclays

internal

business

structure
and

internal

revenues.
b

Data

Source:

Dealogic,

for

the

period

covering

1

January

to

31

December

2019.

2019 2018
For

the

year

ended

31

December

£m £m
Return

on

average

total

assets

0.21

%
0.04

%
Dividend

payout

ratio
11

%
80

%
Average

total

equity

to

average

total

assets

5.0

%
5.

0

%
Guide

3

ratios

Additional

information

Balance

sheet

commentary

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

212
Total

assets
Total

assets

decreased

by

£1bn

to

£877bn.

Cash

and

balances

at

central

banks

decreased

£10bn

to

£126bn

mainly

due

to

a

reduction

in

cash

at

central

banks

held

as

part

of

the

liquidity

pool.

Cash

collateral

and

settlement

balances

increased

£5bn

to

£79bn

as

a

result

of

£7bn

increase

in

cash

collateral

predominantly

held

in

relation

to
derivatives,

partially

offset

by

a

£2bn

decrease

in

settlement

balances.

Loans

and

advances

increased

£5bn

to

£142bn

mainly

due

to

an

increase

in

debt

securities.

Reverse

repurchase

agreements

and

other

similar

secured

lending

remained

flat

at

£2bn.

Trading

portfolio

assets

increased

£9bn

to

£113bn

due

to

increased

trading

activity,

principally

relating

to

the

Equities

business.

Financial

assets

at

fair

value

through

the

income

statement

decreased

£16bn

to

£129bn

d

riven

by

a

focus

on

capital-efficient

secured

financing.

Derivative

financial

instruments

increased

£7bn

to

£230bn,

driven

by

a

decrease

in

major

interest

rate

curves,

partially

offset

by

a

decrease

in
foreign

exchange

volumes.

Financial

assets

at

fair

value

through

other

comprehensive

income

remained

flat

at

£45bn.

Total

liabilities
Total

liabilities

decreased

£4bn

to

£826bn.

Deposits

at

amortised

cost

increased

£15bn

to

£214bn

due

to

increased

deposits

within

CIB

including

the

broadening

of

the

business

across
Europe.

Cash

collateral

and

settlement

balances

remained

flat

at

£68bn.

Repurchase

agreements

and

other

similar

secured

borrowing

decreased

£5bn

to

£2bn

reflecting

a

reduct

ion

in

funding

requirements.

Debt

securities

in

issue

and

subordinated

liabilities

had

a

net

decrease

of

£7bn

due

to

the

maturity

of

a

number

of

issuances

which

were

not
refinanced.

Trading

portfolio

liabilities

remained

broadly

flat

at

£35bn

Financial

liabilities

designated

at

fair

value

decreased

£13bn

to

£204bn

primarily

due

to

capital-efficient

secured

lending

partially

offset

by
increased

issuances

of

equity

linked

notes.

Derivative

financial

instruments

increased

£9bn

to

£229bn,

driven

by

a

decre

ase

in

major

interest

rate

curves,

partially

offset

by

a

decrease

in
foreign

exchange

volumes.

This

is

consistent

with

the

movement

in

derivative

financial

instrument

assets.

Total

shareholders’

equity
Total

shareholders’

equity

increased

£3bn

to

£51bn.

Other

equity

instruments

increased

£0.7bn

to

£8.3bn

driven

by

AT1

instrument

issuances

of

£2.3bn,

partially

offset

by

AT1

redemptions

during

the
year

with

principal

amounts

of

£1.6bn.

AT1

securities

are

perpetual

subordinated

contingent

convertible

securities

structured

to

qualify

as

AT1
instruments

under

prevailing

capital

rules

applicable

as

at

the

relevant

issue

date.

The

fair

value

through

other

comprehensive

income

reserve

decreased

£0.2bn

to

£0.1bn

The

cash

flow

hedging

reserve

increased

£0.5bn

as

a

result

of

the

fair

value

movements

of

interest

rate

swaps

held

for

hedging

purposes

due

to

a
decrease

in

major

interest

rate

curves

The

currency

translation

reserve

decreased

£0.5bn

to

£3.3bn

reflecting

the

increase

in

value

of

period

end

GBP

against

USD

and

EUR

of

3%

and

5%
respectively

.

The

own

credit

reserve

decreased

£0.3bn

to

£0.4bn

debit

due

to

a

tightening

of

Barclays’

credit

spreads

increasing

the

fair

value

of

liabilities

on
balance

sheet.

Retained

earnings

increased

£2.3bn

driven

by

£2.1bn

profit

after

tax

and

a

£1.0bn

capital

contribution

received

from

Barclays

PLC,

partially

offset
by

£0.4bn

foreign

exchange

impact

on

redemption

of

AT1

instruments

and

dividends

paid

on

ordinary

and

preference

shares

totalling

£0.3bn

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

213
Deposits

and

short-term

borrowings

Deposits

Deposits

include

deposits

from

banks

and

customer

accounts.

2019 2018
Average

for

the

year

ended

31

December
£m £m
Deposits

at

amortised

cost
UK 130,726 211,002
Europe 39,496 25,560
Americas 31,815 24,073
Asia 9,268 5,089
Africa 7,802 5,007
Total

deposits

at

amortised

cost
219,107 270,731

2019 2018
For

the

year

ended

31

December
a
£m £m
Deposits

at

amortised

cost
213,881 199,337
In

offices

in

the

United

Kingdom:
Current

and

demand

accounts
-

interest

free
31,865 31,624
-

interest

bearing
25,040 22,695
Savings

accounts
14,059 13,801
Other

time

deposits

-

retail
4,846 3,353
Other

time

deposits

-

wholesale
62,949 61,523
Total

repayable

in

offices

in

the

United

Kingdom
138,759 132,996
In

offices

outside

the

United

Kingdom:
Current

and

demand

accounts
-

interest

free
10,613 10,747
-

interest

bearing
12,932 12,198
Savings

accounts
14,110 13,179
Other

time

deposits
37,467 30,217
Total

repayable

in

offices

outside

the

United

Kingdom
75,122 66,341

Deposits

at

amortised

cost

amounts

in

offices

in

the

United

Kingdom

received

from

non

-

residents

amounted

to

£32,499

m

(

2018

:

£31,089m).
b

Note
a

The

UK/Non

UK

Deposit

analysis

has

been

updated

for

comparative

periods

reflecting

a

geographical

analysis

based

on

location

of

office

which

is

consistent

with

Group

disclosures.

UK

balances
received

from

non-residents

have

been

updated

accordingly.

b

T

he

changes

were

£25bn

in

2018

and

£23bn

in

2017

moving

from

UK

to

Non

UK.

UK

non-resident

balances

were

reduced

by

£25bn

in

2018

and

£7bn

in

2017

as

a

result.

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

214
Short

-term

borrowings

Short

-

term

borrowings

include

deposits

from

banks,

commercial

paper,

negotiable

certificates

of

deposit

and

repurchase

agreements.

Deposits

from

banks
Deposits

from

banks

are

taken

from

a

wide

range

of

counterparties

and

generally

have

maturities

of

less

than

one

year.

2019 2018
£m £m
Year

-

end

balance
18,144 15,569
Average

balance
a,b
24,812 21,105
Maximum

balance
a
29,754 27,810
Average

interest

rate

during

year
1.5% 2.0%
Year

-

end

interest

rate
2.2% 2.7%
Notes
a

Calculated

based

on

month

-end

balances.

Commercial

paper
Commercial

paper

is

issued

by

the

Group,

mainly

in

the

United

States,

generally

in

denominations

of

not

less

than

$100,000,

with

maturities

of

up
to

270

days.

2019 2018
£m £m
Year

-

end

balance
13,874 13,381
Average

balance
a
17,475 11,279
Maximum

balance
a
20,381 14,108
Average

interest

rate

during

year
1.0% 1.2%
Year

-

end

interest

rate
1.2% 1.0%
Note
a

Calculated

based

on

month

-end

balances.

Negotiable

certificates

of

deposit
Negotiable

certificates

of

deposits

are

issued

mainly

in

the

United

Kingdom

and

United

States,

generally

in

denominations

of

not

less

than
$100,000.

2019 2018
£m £m
Year

-

end

balance
7,716 10,585
Average

balance
a
10,619 18,406
Maximum

balance
a
13,315 24,098
Average

interest

rate

during

year
3.0% 1.2%
Year

-

end

interest

rate
4.1% 2.0%
Note
a

Calculated

based

on

month

-end

balances.
Repurchase

agreements
Repurchase

agreements

are

entered

into

with

both

customers

and

banks

and

generally

have

maturities

of

not

more

than

three

months.
2019 2018
£m £m
Year

-

end

balance
2,032 7,378
Average

balance
a
4,542 11,719
Maximum

balance
a
9,739 17,705
Average

interest

rate

during

year
0.7% 0.2%
Year

-

end

interest

rate
1.5% 0.3%
Note
a

Calculated

based

on

month

-end

balances.

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

215
Commitments

and

contractual

obligations
Commercial

commitments

include

guarantees,

contingent

liabilities

and

standby

facilities.

Commercial

commitments
Amount

of

commitment

expiration

per

period
Less

than

one
year

Between

one

to
three

years
Between

three

to
five

years

After

five

years
Total

amounts
committed
£m £m £m £m £m
As

at

31

December

2019
Guarantees

and

letters

of

credit

pledged

as

collateral

security

16,893

107

6
-

17,006
Performance

guarantees,

acceptances

and

endorsements

6,660

78

22

11

6,771
Documentary

credits

and

other

short

-

term

trade

related

transactions

1,291
-

-

-

1,291
Standby

facilities,

credit

lines

and

other

commitments

267,883

216

273

364

268,736
As

at

31

December

2018
Guarantees

and

letters

of

credit

pledged

as

collateral

security

13,203

729

637

477

15,046
Performance

guarantees,

acceptances

and

endorsements

4,201

122

4

21

4,348
Documentary

credits

and

other

short

-

term

trade

related

transactions

1,727

14
-

-

1,741
Standby

facilities,

credit

lines

and

other

commitments

254,911

568

424

124

256,027

Contractual

obligations

include

debt

securities.

Contractual

obligations

Payments

due

by

period
Less

than

one
year
Between

one

to
three

years
Between

three

to
five

years
After

five

years

Total
£m £m £m £m £m
As

at

31

December

2019
Long

-term

debt
a
25,786 21,979 13,457 18,779 80,001
As

at

31

December

2018
Long

-term

debt
a
28,620 15,931 13,615 22,008 80,174
Operating

lease

obligations
b
115 167 91 698 1,071
Total 28,735 16,098 13,706 22,706 81,245

Note
a

Long-term

debt

has

been

prepared

to

reflect

cash

flows

on

an

undiscounted

basis

,

which

includes

interest

payments.
b

Following

the

adoption

of

accounting

standard

IFRS

16

on

1

January

2019,

operating

lease

obligations

are

recorded

On

balance

sheet

Net

cash

flows

from

derivatives

used

to

hedge

long

-

term

debt

amount

to

£1.6

bn

(201

8

:

£

1

.4

bn).

Further

information

on

the

contractual

maturity

of

the

Group

’s

assets

and

liabilities

is

given

in

the

Liquidity

section

of

the

Risk

Review.

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

216
Securities

Analysis

of

securities
2019 2018 2017
As

at

31

December
£m £m £m
Investment

securities
a
US

government,

other

public

bodies

and

agencies
11,628 9,078 13,284
United

Kingdom

government
12,880 7,516 15,096
Other

government
11,685 15,483 17,077
Mortgage

and

asset

backed

securities
1,019 617 546
Corporate

and

other

issuers
18,476 13,466 11,126
Debt

securities
55,688 46,160 57,129
Equity

securities

1 11 1,834
Investment

securities
55,689 46,171 58,963
Other

securities
b
US

government,

other

public

bodies

and

agencies
19,410 23,890 16,168
United

Kingdom

government
10,380 10,005 4,379
Other

government
11,622 9,825 11,839
Mortgage

and

asset

backed

securities

2,354 2,023 1,974
Corporate

and

other

issuers
13,334 15,906 16,850
Debt

securities
57,100 61,649 51,210
Equity

securities

62,549 44,737 64,009
Other

securities
119,649 106,386 115,219

Notes
a

Investment

securities

for

2019

&

2018

includes

securities

reported

within

loans

and

advances

at

amortised

cost

and

financial

assets

at

fair

value

through

other
comprehensive

income.

Investment

securities

for

2017

includes

securities

reported

within

financial

investments.
b

Other

securities

include

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

debt

securities
Maturing

within

one

year
Maturing

after

one

but
within

five

years

Maturing

after

five

but
within

ten

years

Maturing

after

ten

years
Total
Amount Yield Amount Yield Amount Yield Amount Yield Amount Yield
As

at

31

December

2019
£m % £m % £m % £m % £m %
US

government,

other

public
bodies

and

agencies
1,131 0.6% 5,341 0.9% 3,961 1.2% 1,195 2.4% 11,628 1.2%
United

Kingdom

government
3,522 2.1% 3,075 1.6% 3,871 1.7% 2,412 1.3% 12,880 1.7%
Other

government
1,258 0.8% 2,959 2.7% 5,831 1.5% 1,637 2.6% 11,685 1.9%
Other

issuers

3,079 1.6% 9,449 2.1% 4,820 1.8% 2,148 1.3% 19,496 1.9%
Total

book

value
8,990 1.6% 20,824 1.8% 18,483 1.6% 7,392 1.8% 55,689 1.7%

The

yield

for

each

range

of

maturities

is

calculated

by

dividing

the

annualised

interest

income

prevailing

at

reporting

date

by

the

book

value

of
securities

held

at

that

date.

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

217
Average

balance

sheet
Average

balances

are

based

upon

monthly

averages.

Assets
2019
Average
balance
Interest
presented
within

net
interest
income
Interest
presented
elsewhere
Total

interest
Rate
£m £m £m £m %
Cash

and

balances

at

central

banks
UK 38,450 293 - 293 0.8
Cash

and

balances

at

central

banks
Non

-

UK
101,371 626 (153) 473 0.5
Cash

and

balances

at

central

banks
Total 139,821 919 (153) 766 0.5
Loans

and

advances

at

amortised

cost
UK 74,894 1,746 (13) 1,733 2.3
Loans

and

advances

at

amortised

cost
Non

-

UK
71,925 3,768 - 3,768 5.2
Loans

and

advances

at

amortised

cost
a
Total 146,819 5,514 (13) 5,501 3.7
Cash

collateral
UK 56,091 394 - 394 0.7
Cash

collateral
Non

-

UK
7,400 49 - 49 0.7
Cash

collateral
c
Total 63,491 443 - 443 0.7
Reverse

repurchase

agreements
UK 1,284 46 - 46 3.6
Reverse

repurchase

agreements
Non

-

UK
2,041 11 - 11 0.5
Reverse

repurchase

agreements
Total 3,325 57 - 57 1.7
Interest

earning

assets

at

fair

value

through

other
comprehensive

income
UK 49,399 756 - 756 1.5
Interest

earning

assets

at

fair

value

through

other
comprehensive

income
Non

-

UK
2,961 75 - 75 2.5
Interest

earning

assets

at

fair

value

through

other
comprehensive

income
Total 52,360 831 - 831 1.6
Other

interest

income
b
321 - 321 -
Total

interest

earning

assets

not

at

fair

value

through

P&L
405,816 8,085 (166) 7,919 2.0
Less

interest

expense
(4,178) 166 (4,012) -
Net

interest
405,816 3,907 - 3,907 1.0
Interest

earning

assets

at

fair

value

through

P&L
UK 188,811
Interest

earning

assets

at

fair

value

through

P&L
Non

-

UK
68,031
Interest

earning

assets

at

fair

value

through

P&L
Total 256,842
Total

interest

earning

assets
662,658
Impairments (3,776)
Non

-

interest

earning

assets

348,215
Total 1,007,097
Percentage

of

total

average

interest

earning

assets

in
offices

outside

the

UK
38%

Notes
a

Loans

and

advances

at

amortised

cost

include

all

doubtful

lendings,

including

non

-accrual

lendings.

Interest

receivable

on

such

lendings

has

been

included

to

the

extent

to

which
either

cash

payments

have

been

received

or

interest

has

been

accrued

in

accordance

with

the

income

recognition

policy

of

the

Barclays

Bank

Group
b

Other

interest

income

principally

relates

to

hedging

activity.

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

218
Assets
2018
Average
balance
Interest
presented
within

net
interest
income
Interest
presented
elsewhere
c
Total

interest
Rate
£m £m £m £m %
Cash

and

balances

at

central

banks
UK 42,611 93 127 220 0.5
Cash

and

balances

at

central

banks
Non

-

UK
106,344 826 - 826 0.8
Cash

and

balances

at

central

banks
Total 148,955 919 127 1,046 0.7
Loans

and

advances

at

amortised

cost
UK 133,590 2,225 1,518 3,743 2.8
Loans

and

advances

at

amortised

cost
Non

-

UK
65,851 3,329 - 3,329 5.1
Loans

and

advances

at

amortised

cost
a
Total 199,441 5,554 1,518 7,072 3.5
Cash

collateral
UK 50,437 324 - 324 0.6
Cash

collateral
Non

-

UK
5,343 47 - 47 0.9
Cash

collateral
b
Total 55,780 371 - 371 0.7
Reverse

repurchase

agreements
UK 580 2 - 2 0.3
Reverse

repurchase

agreements
Non

-

UK
855 10 - 10 1.2
Reverse

repurchase

agreements
Total 1,435 12 - 12 0.8
Interest

earning

assests

at

fair

value

through

other
comprehensive

income
UK 49,733 589 132 721 1.4
Interest

earning

assests

at

fair

value

through

other
comprehensive

income
Non

-

UK
2,857 73 - 73 2.6
Interest

earning

assets

at

fair

value

through

other
comprehensive

income
Total 52,590 662 132 794 1.5
Other

interest

income
d
- (59) (11) (70) -
Total

interest

earning

assets

not

at

fair

value

through

P&L
458,201 7,459 1,766
-
9,225 2.3
Less

interest

expense
(4,329) (316) (4,646)
Net

interest
458,201 3,130 1,449 4,579 1.0
Interest

earning

assests

at

fair

value

through

P&L
UK 170,459
Interest

earning

assests

at

fair

value

through

P&L
Non

-

UK
77,129
Interest

earning

assests

at

fair

value

through

P&L
Total 247,588
Total

interest

earning

assets
705,789
Impairments (4,851)
Non

-

interest

earning

assets

335,903
Total 1,036,841
Percentage

of

total

average

interest

earning

assets

in
offices

outside

the

UK
37%

Notes
a

Loans

and

advances

at

amortised

cost

include

all

doubtful

lendings,

including

non

-accrual

lendings.

Interest

receivable

on

such

lendings

has

been

included

to

the

extent

to

which
either

cash

payments

have

been

received

or

interest

has

been

accrued

in

accordance

with

the

income

recognition

policy

of

the

Barclays

Bank

Group.
b

Prior

year

balances

have

been

restated

to

provide

additi

onal

detail

on

cash

collateral

and

repurchase

agreements.
c

Net

Interest

Income

from

discontinued

operations

is

included

within

Interest

presented

elsewhere.
d

Other

interest

income

principally

relates

to

hedging

activity.

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

219
Liabilities
2019
Average
balance
Interest
presented
within

net
interest
income
Interest
presented
elsewhere
Total

interest
Rate
£m £m £m £m %
Deposits

at

amortised

cost
UK 110,455 636 - 636 0.6
Deposits

at

amortised

cost
Non

-

UK
67,628 1,142 (153) 989 1.5
Deposits

at

amortised

cost
Total 178,083 1,778 (153) 1,625 0.9
Cash

collateral
UK 50,985 214 (13) 201 0.4
Cash

collateral
Non

-

UK
8,332 82 - 82 1.0
Cash

collateral
Total 59,317 296 (13) 283 0.5
Debt

securities

in

issue
UK 15,832 101 - 101 0.6
Debt

securities

in

issue
Non

-

UK
25,730 772 - 772 3.0
Debt

securities

in

issue
Total 41,562 873 - 873 2.1
Subordinated

liabilities
UK 35,590 1,072 - 1,072 3.0
Subordinated

liabilities
Non

-

UK
374 24 - 24 6.4
Subordinated

liabilities
Total 35,964 1,096 - 1,096 3.0
Repurchase

agreements
UK 2,160 11 - 11 0.5
Repurchase

agreements
Non

-

UK
2,381 20 - 20 0.8
Repurchase

agreements
Total 4,541 31 - 31 0.7
Other

interest

expense
a
104 - 104 -
Total

interest

bearing

liabilities

not

at

fair

value

through

P&L
319,467 4,178 (166) 4,012 1.3
Interest

bearing

liabilities

at

fair

value

through

P&L
UK 231,224
Interest

bearing

liabilities

at

fair

value

through

P&L
Non

-

UK
62,304
Interest

bearing

liabilities

at

fair

value

through

P&L
Total 293,528
Total

interest

bearing

liabilities
612,995
Interest

free

customer

deposits
UK 30,688
Interest

free

customer

deposits
Non

-

UK
10,375
Interest

free

customer

deposits
Total 41,063
Other

non

-

interest

bearing

liabilities
303,005
Shareholders'

equity
50,034
Total 1,007,097
Percentage

of

total

average

interest

bearing

liabilities

in

offices
outside

the

UK
27%

Note
a

Other

interest

expense

principally

relates

to

hedging

activity.

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

220
Liabilities
2018
Average
balance
Interest
presented
within

net
interest

income
Interest
presented
elsewhere
b
Total

interest
Rate
£m £m £m £m %
Deposits

at

amortised

cost
UK 154,191 641 218 859 0.6
Deposits

at

amortised

cost
Non

-

UK
57,664 950 - 950 1.6
Deposits

at

amortised

cost
Total 211,855 1,591 218 1,809 0.9
Cash

collateral
UK 44,782 176 - 176 0.4
Cash

collateral
Non

-

UK
5,498 70 - 70 1.3
Cash

collateral
a
Total 50,280 246 - 246 0.5
Debt

securities

in

issue
UK 22,570 75 233 308 1.4
Debt

securities

in

issue
Non

-

UK
32,176 418 - 418 1.3
Debt

securities

in

issue
Total 54,746 493 233 726 1.3
Subordinated

liabilities
UK 20,753 1,382 - 1,382 6.7
Subordinated

liabilities
Non

-

UK
143 15 - 15 10.5
Subordinated

liabilities
Total 20,896 1,397 - 1,397 6.7
Repurchase

agreements
UK 5,416 9 - 9 0.2
Repurchase

agreements
Non

-

UK
6,302 12 - 12 0.2
Repurchase

agreements
Total 11,718 21 - 21 0.2
Other

interest

expense
c
581 (134) 447 -
Total

interest

bearing

liabilities

not

at

fair

value

through

P&L
349,495 4,329 317 4,646 1.3
Interest

bearing

liabilities

at

fair

value

through

P&L
UK 250,273
Interest

bearing

liabilities

at

fair

value

through

P&L
Non

-

UK
51,249
Interest

bearing

liabilities

at

fair

value

through

P&L
Total 301,522
Total

interest

bearing

liabilities
651,017
Interest

free

customer

deposits
UK 49,380
Interest

free

customer

deposits
Non

-

UK
9,496
Interest

free

customer

deposits
Total 58,876
Other

non

-

interest

bearing

liabilities
276,409
Shareholders'

equity
50,539
Total 1,036,841
Percentage

of

total

average

interest

bearing

liabilities

in

offices
outside

the

UK
24%

Notes
a

Prior

year

balances

have

been

restated

to

provide

additional

detail

on

cash

collateral

and

repurchase

agreements.
b

Interest

Income

from

discontinued

operations

is

included

within

Interest

presented

elsewhere.
c

Other

interest

expense

principally

relates

to

hedging

activity.

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

221
Changes

in

total

interest

–

volume

and

rate

analysis
The

following

tables

allocate

changes

in

interest

between

changes

in

volume

and

changes

in

interest

rates

for

the

last

two

years.

Volume

and

rate
variances

have

been

calculated

on

the

movement

in

the

average

balances

and

the

change

in

the

interest

rates

o

n

average

interest

earning

assets
and

average

interest

bearing

liabilities.

Where

variances

have

arisen

from

changes

in

both

volumes

and

interest

rates,

these

have

been

allocated
proportionately

between

the

two.

Interest

income
2019/2018

Change

due

to
increase/(decrease)

in:
2018/2017

Change

due

to

increase/(decrease)
in:
Total
change Volume Rate
Total
change Volume Rate Other
a
£m £m £m £m £m £m £m
Cash

and

balances

at

central

banks
UK

73
(23)

96

73
(40)

113
-

Cash

and

balances

at

central

banks
Non

-

UK
(353) (37) (316)

390

50

340
-

Cash

and

balances

at

central

banks
Total (280) (60) (220)

463

10

453
-

Loans

and

advances

at

amortised

cost
UK (2,010) (1,439) (571) (5,093) (3,371) (1,722)
-

Loans

and

advances

at

amortised

cost
Non

-

UK

439

315

124
(211)

704
(915)
-

Loans

and

advances

at

amortised

cost
Total (1,571) (1,124) (447) (5,304) (2,667) (2,637)
-

Cash

collateral
UK

70

38

32

104

24

80
-

Cash

collateral
Non

-

UK

2

16
(14) (2) (2)
-

-

Cash

collateral
b
Total

72

54

18

102

22

80
-

Financial

investments
UK
-

-

-

(651)
-

-

(651)
Financial

investments
Non

-

UK
-

-

-

(103)
-

-

(103)
Financial

investments
Total
-

-

-

(754)
-

-

(754)
Reverse

repurchase

agreements
UK

44

4

40
(69) (33) (36)
-

Reverse

repurchase

agreements
Non

-

UK

1

9
(8) (394) (244) (150)
-

Reverse

repurchase

agreements
Total

45

13

32
(463) (277) (186)
-

Interest

earning

assets

at

fair

value

through

other
comprehensive

income
UK

35
(5)

40

721
(57)

127

651
Interest

earning

assets

at

fair

value

through

other
comprehensive

income
Non

-

UK

2

3
(1)

73
(37)

7

103
Interest

earning

assets

at

fair

value

through

other
comprehensive

income
Total

37
(2)

39

794
(94)

134

754
Other

interest

income

391
-

391

51
-

51
-

Total

interest

receivable
(1,306) (1,119) (187) (5,111) (3,006) (2,105)
-

Note
a

Included

in

Other

is

the

movement

related

to

the

adoption

of

IFRS9

where

financial

investment

assets

were

reclassified

to

assets

held

at

fair

value

through

other

comprehensive
income,

which

is

neither

volume

or

rate

driven.
b.

Prior

year

balances

have

been

restated

to

provide

additional

detail

on

cash

collateral

and

repurchase

agreements

.

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

222
Interest

expense
2019/2018

Change

due

to
increase/(decrease)

in:
2018/2017

Change

due

to
increase/(decrease)

in:
Total

change
Volume Rate
Total

change
Volume Rate
£m £m £m £m £m £m
Deposits

at

amortised

cost
UK (223) (251)

28

4
(417)

421
Deposits

at

amortised

cost
Non

-

UK

40

153
(113) (417)

136
(553)
Deposits

at

amortised

cost
Total (183) (98) (85) (413) (281) (132)
Cash

collateral

liabilities
UK

25

24

1

57

2

55
Cash

collateral

liabilities
Non

-

UK

12

30
(18) (2) (11)

9
Cash

collateral

liabilities
a
Total

37

54
(17)

55
(9)

64
Debt

securities

in

issue
UK (207) (74) (133) (506) (273) (233)
Debt

securities

in

issue
Non

-

UK

354
(99)

453

334
(6)

340
Debt

securities

in

issue
Total

147
(173)

320
(172) (279)

107
Subordinated

liabilities
UK (310)

682
(992)

157
(198)

355
Subordinated

liabilities
Non

-

UK

9

16
(7)

15
-

15
Subordinated

liabilities
Total (301)

698
(999)

172
(198)

370
Repurchase

agreements
UK

2
(7)

9
(215) (106) (109)
Repurchase

agreements
Non

-

UK

8
(11)

19
(326) (128) (198)
Repurchase

agreements
a
Total

10
(18)

28
(541) (234) (307)
Other

interest

expense
(344)
-

(344)

416
-

416
Total

interest

payable
(634)

463
(1,097) (483) (1,001)

518
a.

Prior

year

balances

have

been

restated

to

provide

additional

detail

on

cash

collateral

and

repurchase

agreements.

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

223
Credit

risk

additional

disclosure
This

section

of

the

report

contains

supplementary

information

that

is

more

detailed

or

contains

longer

histories

than

the

data

presented

in

the

Risk
review

section.

Risk

elements

in

loans

and

advances

at

amortised

cost

There

are

three

main

higher

credit

risk

elements

identified

in

loans

and

advances:

Loans

assessed

as

S

tage

3

credit

impaired

Stage

3

credit

impaired

loans

are

loans

in

default

assessed

for

lifetime

expected

credit

losses.

Further

details

on

the

approach

to

expected

credit
loss

provisioning,

including

the

classification

into

stages

of

gross

exposures

and

approach

to

the

measurement

of

lifetime

expected

credit

losses,
can

be

found

in

Note

1
Significant

Accounting

Policies
.

Loans

greater

than

9

0

days

past

due

not

considered

S

tage

3

credit

impaired
Under

a

US

reporting

framework,

all

accruing

loans

greater

than

90

days

past

due

are

considered

to

be

at

higher

risk

of

loss.

Barclays

Bank

Group
classifies

all

loans

and

advances

past

d

ue

90

days

except

mortgages

as

Stage

3

credit

impaired

loans

and

therefore

these

are

already

considered

a
higher

credit

risk.

However,

in

addition

to

Stage

3

gross

loans

and

advances

past

due

90

days

as

at

31

December

2019,

there

are

a

further

£8

m

of
Stage

2

mortgages

loans

between

90

to

180

days

past

due.

Restructured

loans

not

included

above
Restructured

loans:

comprises

loans

not

included

above

where,

for

economic

or

legal

reasons

related

to

the

debtor’s

financial

difficulties,

a
concession

has

been

granted

to

the

debtor

that

would

not

otherwise

be

considered.

Restruc

tured

loans

not

classified

as

Stage

3

credit

impaired
and

not

great

er

than

90

days

past

due

are

£118m

as

at

31

December

2019

.

These

risk

elements

in

loans

and

advances

at

amortised

cost

may

be

analysed

between

the

United

Kingdom

and

Rest

of

the

World

as

follows:

Risk

elements

in

loans

and

advances

at

amortised

cost
2019 2018
2017
a
As

at

31

December
£m £m £m
Gross

stage

3

credit

impaired

loans

(2017:

Individually

impaired

loans):
United

Kingdom
1,037 872 2,648
Rest

of

the

world
3,311 3,317 1,756
Total 4,348 4,189 4,404
Accruing

gross

loans

which

are

not

stage

3

credit

impaired

loans

and

are

contractually
overdue

90

days

or

more

as

to

principal

or

interest

(2017:

Accruing

gross

loans

which

are
not

individually

impaired

loans

and

are

contractually

overdue

90

days

or

more

as

to

principal
or

interest)
United

Kingdom
8 19 752
Rest

of

the

world
- - 516
Total 8 19 1,268
Other

gross

restructured

loans

(2017

Impaired

and

restructured

loans):
United

Kingdom
- - 179
Rest

of

the

world
118 115 143
Total 118 115 322
Total

risk

elements

in

loans

and

advances

at

amortised

cost
United

Kingdom
1,045 891 3,579
Rest

of

the

world
3,429 3,432 2,415
Total 4,474 4,323 5,994

Notes
a

The

comparatives

for

2017

ha

s

been

presented

on

an

IAS

39

basis

.

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

224
Interest

forgone

on

risk

elements

in

loans

and

advances
2019 2018 2017
£m £m £m
Interest

income

that

would

have

been

recognised

under

the

original

contractual

terms
United

Kingdom
- - 87
Rest

of

the

World
184 180 151
Total 184 180 238

Potential

Problem

Loans

Potential

problem

loans

are

those

loans

for

which

serious

doubt

exists

as

to

the

ability

of

the

borrower

to

continue

to

comply

with

repayment

terms
in

the

near

future.

Loans

and

advances

at

amortised

cost

by

product

on

page

49

includes

gross

exposure

and

associated

impairment

allowance

for

assets

classified

as
Stage

2,

but

not

past

due

i.e.

assets

satisfying

the

criteria

for

a

Significant

Increase

in

Credit

Risk,

but

which

are

still

complying

with

repayment
terms.

Forbearance

measures

consist

of

concessions

towards

a

debtor

that

is

experiencing

or

is

about

to

experience

difficulties

in

meeting

their

financial
commitments.

Both

performing

and

non-

performing

forbearance

assets

are

classified

as

Stage

3

except

where

it

is

established

that

the

concession
granted

has

not

resulted

in

diminished

financial

obligation

and

that

no

other

regulatory

definition

of

default

criteria

has

been

triggered,

in

which
case

the

asset

is

classified

as

Stage

2.

The

minimum

probationary

period

for

non-

performing

forbearance

is

12

months

and

for

performing
forbearance,

24

months.

Hence,

a

minimum

of

36

months

is

required

for

non

-

performing

forbearance

to

move

out

of

a

forborne

state.

In

order

to

assess

asset

credit

quality,

12

-

month

PDs

are

used

to

map

assets

into

strong,

satisfactory,

higher

risk

or

credit

impaired.

A

credit

risk
profile

by

internal

PD

grade

for

gross

loans

and

advances

at

amortised

cost

and

allowance

for

ECL

is

shown

in

the

credit

risk

section

on

page

58

,
analysing

each

of

these

categor

ies

by

stage.

Wholesale

accounts

that

are

deemed

to

contain

heightened

levels

of

risk

are

recorded

on

graded

watchlists

comprising

four

categories,

graded

in
line

with

the

perceived

severity

of

the

risk

attached

to

the

lending,

and

its

probability

of

defa

ult.

Where

a

counterparty’s

financial

health

gives
grounds

for

concern,

it

is

immediately

placed

into

the

appropriate

category.

Once

an

account

has

been

placed

on

a

watchlist,

the

exposure

is
monitored

and,

where

appropriate,

exposure

reductions

are

effected.

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

225
Impairment

The

comparatives

for

2017

are

presented

on

an

IAS

39

basis.

Movements

in

allowance

for

impairment

by

geography
2019
a
2018
a
2017
£m £m £m
Allowance

for

impairment

as

at

1

January
3,843 7,102 4,620
Exchange

and

other

adjustments
(168) (2,837) (293)
Amounts

written

off:
United

Kingdom
(146) (514) (1,111)
Europe (96) (62) (157)
Americas (1,036) (862) (1,038)
Africa

and

Middle

East
(9) - (9)
Asia (6) (18) (14)
New

and

increased/(released)

impairment

allowance:
United

Kingdom
147 91 1,345
Europe 116 84 110
Americas 1,071 809 1,192
Africa

and

Middle

East
(30) 32 23
Asia 10 18 (16)
Allowance

for

impairment

as

at

31

December
3,696 3,843 4,652
Average

loans

and

advances

at

amortised

cost

for

the

year
210,310 199,441 296,799

Analysis

of

impairment

charges
2019 2018 2017
As

at

31

December
£m £m £m
Impairment

charges:
United

Kingdom
93 (163) 354
Europe 127 52 92
Americas 927 758 1,084
Africa

and

Middle

East
(14) 16 22
Asia 8 25 (16)
Loans

and

advances

at

amortised

cost
1,141 688 1,536
Provision

for

undrawn

contractually

committed

facilities

and

guarantees

provided
55 (48) 14
Loans

impairment
1,196 640 1,550
Cash

collateral

and

settlement

balances
1 (1) -
Financial

instruments

at

fair

value

through

other

comprehensive

income
- 4 3
Other

financial

assets

measured

at

amortised

cost
5 - -
Impairment

charges
1,202 643 1,553

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

226
The

industry

classifications

in

the

tables

below

have

been

prepared

at

the

level

of

the

borrowing

entity.

This

means

that

a

loan

to

a

subsidiary

of

a
major

corporation

is

classified

by

the

industry

in

which

the

subsidiary

operates,

even

though

the

Parent’s

predominant

business

may

be

in

a
different

indu

stry.

Total

impairment

charges

on

loans

and

advances

at

amortised

cost

by

industry
2019 2018 2017
As

at

31

December
£m £m £m
United

Kingdom:
Financial

institutions
(4) 66 (42)
Manufacturing (7) (4) (12)
Construction (6) (2) 4
Property (5) (26) (19)
Energy

and

water
6 (1) 35
Wholesale

and

retail

distribution

and

leisure
32 (45) 39
Business

and

other

services
10 (116) 232
Home

loans
- (15) 9
Cards,

unsecured

and

other

personal

lending
43 54 104
Other 24 (74) 4
Total

United

Kingdom
93 (163) 354
Overseas 1,048 851 1,182
Total

Impairment

charges
1,141 688 1,536
Allowance

for

impairment

by

industry
2019
a
2018 2017
As

at

31

December
£m % £m % £m %
United

Kingdom:
Financial

institutions
63 1.7 66 1.7 11 0.2
Manufacturing 33 0.9 30 0.8 34 0.7
Construction 25 0.7 27 0.7 37 0.8
Property 38 1.0 39 1.0 48 1.0
Government

and

central

bank
- - - - 1 -
Energy

and

water
20 0.5 5 0.1 108 2.3
Wholesale

and

retail

distribution

and

leisure
103 2.8 93 2.4 186 4.0
Business

and

other

services
138 3.7 135 3.5 482 10.4
Home

loans
11 0.3 19 0.5 137 2.9
Cards,

unsecured

and

other

personal

lending
181 4.9 193 5.0 1,671 35.9
Other 33 0.9 38 1.0 42 0.9
Total

United

Kingdom
645 17.4 645 16.8 2,757 59.3
Overseas 3,051 82.6 3,198 83.2 1,895 40.7
Total 3,696 100 3,843 100.0 4,652 100.0

Note
a

Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

£22m

impairment

allowance

relating

to

cash

collateral

and

settlement

balances,

financial
assets

at

fair

value

through

other

comprehensive

income

and

other

assets.

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

227
Amounts

written

off

and

recov

ered

by

industry
Amounts

written

off
Recoveries

of

amounts
previously

written

off
2019 2018 2017 2019 2018 2017
As

at

31

December
£m £m £m £m £m £m
United

Kingdom:
Financial

institutions
6 2 2 5 1 47
Manufacturing 2 11 2 4 3 -
Construction 6 7 10 1 - -
Property 2 31 22 5 4 -
Energy

and

water
- 4 32 - - -
Wholesale

and

retail

distribution

and

leisure
12 34 23 19 14 -
Business

and

other

services
39 214 105 6 6 (5)
Home

loans
4 5 13 - - -
Cards,

unsecured

and

other

personal

lending
71 191 897 - - 19
Other 4 15 5 4 2 -
Total

United

Kingdom
146 514 1,111 44 30 61
Overseas 1,147 942 1,218 29 56 127
Total 1,293 1,456 2,329 73 86 188

Impairment

ratios
2019 2018 2017
% % %
Impairment

charges

as

a

percentage

of

average

loans

and

advances

at

amortised

cost
0.57 0.32 0.52
Amounts

written

off

(net

of

recoveries)

as

a

percentage

of

average

loans

and

advances

at

amortised

cost
0.58 0.69 0.72
Allowance

for

impairment

balance

as

a

percentage

of

loans

and

advances

at

amortised

cost

as

at

31

December
2.54 2.73 1.41

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

228
Maturity

analysis

of

Gross

l

oans

and

advances

at

amortised

cost

Maturity

analysis

of

Gross

loans

and

advances

at

amortised

cost
On

demand
Not

more

than

three

months
Over

three

months

but

not

more

than

six

months

Over

six

months

but

not

more

than

one

year
Over

one

year

but

not

more

than

three

years
Over

three

years

but

not

more

than

five

years
Over

five

years

but

not

more

than

ten

years
Over

ten

years Total
As

at

31

December

2019
£m £m £m £m £m £m £m £m £m
United

Kingdom
Corporate

lending
2,150 3,063 937 2,987 13,614 10,105 3,844 8,592 45,292
Other

lending

to

customers

in

the

United
Kingdom 1,156 930 3,646 1,020 4,869 1,354 1,204 3,742 17,921
Total

United

Kingdom

3,306 3,993 4,583 4,007 18,483 11,459 5,048 12,334 63,213
Europe 2,762 1,892 961 2,405 6,833 4,303 2,573 3,514 25,243
Americas 4,450 2,454 2,473 3,907 10,748 9,732 7,285 6,978 48,027
Africa

and

Middle

East
482 662 267 126 375 761 167 95 2,935
Asia 1,245 1,414 1,634 455 531 532 84 19 5,914
Total

loans

and

advances

at

amortised
cost 12,245 10,415 9,918 10,900 36,970 26,787 15,157 22,940 145,332
As

at

31

December

2018
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

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

229
Industrial

and

g

eographical

concentrations

of

Gross

l

oans

and

advances

at

amortised

cost

Gross

Loans

and

advances

at

amortised

cost

by

industry
2019 2018
2017
a
As

at

31

December
£m £m £m
Financial

institutions
29,516 27,540 36,196
Manufacturing 8,000 8,444 9,193
Construction 2,574 2,486 3,284
Property 11,121 10,745 20,364
Government

and

central

bank
11,404 3,476 9,090
Energy

and

water
5,373 5,508 5,644
Wholesale

and

retail

distribution

and

leisure
8,363 9,831 12,605
Business

and

other

services
14,816 17,438 20,381
Home

loans
11,334 13,530 147,460
Cards,

unsecured

loans

and

other

personal

lending
36,109 35,498 57,245
Other 6,722 6,306 7,780
Loans

and

advances

at

amortised

cost
145,332 140,802 329,242

Gross

Loans

and

advances

at

amortised

cost

in

the

UK
2019 2018
2017
a
As

at

31

December
£m £m £m
Financial

institutions
7,821 5,605 6,820
Manufacturing 4,512 4,035 6,198
Construction 2,320 2,277 3,025
Property 8,373 7,892 18,168
Government

and

central

bank
7,997 1,012 7,906
Energy

and

water
2,707 2,595 2,501
Wholesale

and

retail

distribution

and

leisure
6,686 7,993 10,617
Business

and

other

services
9,859 12,542 16,385
Home

loans
2,502 2,521 134,820
Cards,

unsecured

loans

and

other

personal

lending
6,903 6,122 30,786
Other 3,533 2,751 6,220
Loans

and

advances

at

amortised

cost

in

the

UK
63,213 55,345 243,446

Loans

and

advances

at

amortised

cost

in

Europe
2019 2018 2017
a
As

at

31

December
£m £m £m
Financial

institutions
5,668 5,937 6,130
Manufacturing 1,072 1,335 1,347
Construction 133 85 80
Property 504 708 734
Government

and

central

bank
1,459 1,778 323
Energy

and

water
828 675 621
Wholesale

and

retail

distribution

and

leisure
752 735 808
Business

and

other

services
907 991 1,023
Home

loans
7,985 10,157 11,578
Cards,

unsecured

loans

and

other

personal

lending
5,090 5,055 4,483
Other 845 839 632
Loans

and

advances

at

amortised

cost

in

Europe
25,243 28,295 27,759

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

230
Gross

Loans

and

advances

at

amortised

cost

in

the

Americas
2019 2018 2017
a
As

at

31

December
£m £m £m
Financial

institutions
12,308 12,430 18,559
Manufacturing 1,782 2,426 1,262
Construction 77 71 147
Property 2,123 2,071 1,272
Government

and

central

bank
319 424
-

Energy

and

water
1,437 1,667 1,986
Wholesale

and

retail

distribution

and

leisure
635 612 660
Business

and

other

services
3,620 2,970 2,629
Home

loans
380 433 567
Cards,

unsecured

loans

and

other

personal

lending
23,439 23,746 21,486
Other 1,907 2,187 523
Loans

and

advances

at

amortised

cost

in

the

Americas
48,027 49,037 49,091

Gross

Loans

and

advances

at

amortised

cost

in

Africa

and

Middle

East
2019 2018 2017
a
As

at

31

December
£m £m £m
Financial

institutions
948 1,319 1,067
Manufacturing 160 51 13
Property 55 52 112
Government

and

central

bank
269 262 860
Energy

and

water
116 200 252
Wholesale

and

retail

distribution

and

leisure
67 123 219
Business

and

other

services
363 221 64
Home

loans
391 331 378
Cards,

unsecured

loans

and

other

personal

lending
530 484 406
Other 36 96 97
Loans

and

advances

at

amortised

cost

in

Africa

and

Middle

East
2,935 3,139 3,468

Gross

Loans

and

advances

at

amortised

cost

in

Asia
2019 2018 2017
a
As

at

31

December
£m £m £m
Financial

institutions
2,771 2,249 3,620
Manufacturing 474 597 373
Construction 44 53 32
Property 66 22 78
Government

and

central

bank
1,360
-

1
Energy

and

water
285 371 284
Wholesale

and

retail

distribution

and

leisure
223 368 301
Business

and

other

services
67 714 280
Home

loans
76 88 117
Cards,

unsecured

loans

and

other

personal

lending
147 91 84
Other 401 433 308
Loans

and

advances

at

amortised

cost

in

Asia
5,914 4,986 5,478

Note
a

The

comparatives

for

2017

have

been

presented

on

an

IAS

39

basis.

Interest

rate

sensitivity

of

gross

loans

and

advances

at

amortised

cost
2019 2018
Fixed

rate
Variable

rate
Total
Fixed

rate
a
Variable

rate
a
Total
As

at

31

December
£m £m £m £m £m £m
Gross

loans

and

advances

at

amortised

cost
39,282 106,050 145,332 30,937 109,865 140,802

Note
a

Comparatives

have

been

restated

to

better

reflect

the

interest

rate

classifications.

Additional

information

Additional

financial

disclosure

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

231
Foreign

outstandings

for

countries

where

this

exceeds

0.75%

of

total

Group

assets
a
As

%

of

assets
Total
Banks

and

other
financial
institutions
Government
and

official
institutions
Commercial
industrial

and
other

private
sectors
Financial
guarantees
% £m £m £m £m £m
As

at

31

December

2019
b
United

States
11.5 100,677 64,463 15,053 20,378 783
Germany 1.3 11,031 9,488 - 1,447 96
France 1.2 10,314 9,158 - 1,097 59
Netherlands 1.1 9,988 7,018 686 2,084 200
As

at

31

December

2018
b
United

States
10.8 95,199 61,382 14,375 18,241 1,201
Germany 0.9 8,101 4,554 1,612 1,819 116
France 2.2 19,556 11,976 3,508 4,037 35
As

at

31

December

2017
b
United

States
7.5 84,215 46,888 13,081 23,609 637
Germany 1.6 17,642 2,818 12,554 2,206 64
France 2.3 25,599 15,156 4,067 6,248 128

Note
a

Foreign

outstanding

includes

cross

border

exposure

in

non

-local

currency

of

the

Barclays

branches

and

subsidiaries,

and

in

country

foreign

currency

exposure.

b

Comparatives

have

been

restated

to

reflect

the

carrying

value

on

the

balance

sheet.

Figures

are

net

of

short

securities

.

Off-balance

sheet

and

other

credit

exposures
2019 2018 2017
As

at

31

December
£m £m £m
Off-balance

sheet

exposures
Contingent

liabilities
23,777 19,394 19,012
Commitments 270,027 257,768 315,573
On-balance

sheet

exposures
Trading

portfolio

assets
113,337 104,038 113,755
Financial

assets

at

fair

value

through

the

income

statement
129,470 145,250 116,282
Derivative

financial

instruments
229,641 222,683 237,987
Financial

investments
a
- - 58,963
Financial

assets

at

fair

value

through

other

comprehensive

income
45,406 44,994 -

Note
a

Following

the

adoption

of

IFRS

9

in

2018,

financial

investments

classification

is

no

longer

applicable.

Notional

principal

amounts

of

credit

derivatives
2019 2018 2017
As

at

31

December
£m £m £m
Credit

derivatives

held

or

issued

for

trading

purposes
a
825,516 759,075 715,741

Note
a

Includes

credit

derivatives

held

as

economic

hedges

which

are

not

designated

as

hedges

for

accounting

purposes.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

232
‘A

-

IRB’

/

‘Advanced

-

Internal

Ratings

Based’

See

‘Internal

Ratings

Based

(IRB)’.

‘ABS

CDO

Super

Senior’

Super

senior

tranches

of

debt

linked

to

collateralised

debt

obligations

of

asset

backed

securities

(defined

below).

Payment
of

super

senior

tranches

takes

priority

over

other

obligations.

‘Acceptances

and

endorsements’

An

acceptance

is

an

undertaking

by

a

bank

to

pay

a

bill

of

exchange

drawn

on

a

customer.

The

Barclays

Bank
Group

expects

most

acceptances

to

be

presented,

but

reimbursement

by

the

customer

is

normally

immediate.

Endorsements

are

residual

liabilities
of

the

Barclays

Bank

Group

in

respect

of

bills

of

exchange

which

have

been

paid

and

subsequently

rediscounted.

‘Additional

Tier

1

(AT1)

capital’

AT1

capital

largely

comprises

eligible

non

-

common

equity

capital

securities

and

any

related

share

premium.

‘Additional

Tier

1

(AT1)

securities’

Non

-

co

mmon

equity

securities

that

are

eligible

as

AT1

capital.

‘Advanced

Measurement

Approach

(AMA)’

Under

the

AMA,

banks

are

allowed

to

develop

their

own

empirical

model

to

quantify

required

capital
for

operational

risk.

Banks

can

only

use

this

approach

subject

to

approval

from

their

local

regulators.

‘Agencies’

Bonds

issued

by

state

and

/

or

governmen

t

agencies

or

government

-

sponsored

entities.

‘Agency

Mortgage

-

Backed

Securities’

Mortgage

-

Backed

Securities

issued

by

government

-

sponsored

entities.

‘All

price

risk

(APR)’
An

estimate

of

all

the

material

market

risks,

including

rating

migration

and

defaul

t

for

the

correlation

trading

portfolio.
‘American

Depository

Receipts

(ADR)’
A

negotiable

certificate

that

represents

the

ownership

of

shares

in

a

non

-

US

company

(for

example

Barclays)
trading

in

US

financial

markets.

‘Americas’

Geographic

segment

comprising

the

US,

Canada

and

countries

where

Barclays

operates

within

Latin

America.
‘Annual

Earnings

at

Risk

(AEaR)’

A

measure

of

the

potential

change

in

Net

Interest

Income

(NII)

due

to

an

interest

rate

movement

over

a

one

-

year
perio

d.
‘Annualised

cumulative

weighted

average

lifetime

PD’

The

probability

of

default

over

the

remaining

life

of

the

asset,

expressed

as

an

annual

rate,
reflecting

a

range

of

possible

economic

scenarios.
‘Application

scorecards’
Algorithm

based

decision

tools

used

to

aid

business

decisions

and

manage

credit

risk

based

on

available

customer

data

at
the

point

of

application

for

a

product.

‘Arrears’

Customers

are

said

to

be

in

arrears

when

they

are

behind

in

fulfilling

their

obligations

with

the

result

that

an

outstanding

loan

is

unpaid

or
overdue.

Such

customers

are

also

said

to

be

in

a

state

of

delinquency.

When

a

customer

is

in

arrears,

their

entire

outstanding

balance

is

said

to

be
delinquent,

meaning

that

delinquent

balances

are

the

total

outstanding

loans

on

which

payments

are

overdue.

‘Asia’

Geographic

segment

comprising

countries

where

Barclays

operates

within

Asia

and

the

Middle

East.

‘Asset

Backed

Commercial

Paper’

Typically

short

-

term

notes

secured

on

specified

assets

issued

by

consolidated

special

purpose

entities

for

funding
purposes.

‘Asset

Backed

Securities

(ABS)’

Securities

that

represent

an

interest

in

an

underlying

pool

of

referenced

assets.

The

referenced

pool

can

c

omprise
any

assets

which

attract

a

set

of

associated

cash

flows

but

are

commonly

pools

of

residential

or

commercial

mortgages

and,

in

the

case

of
Collateralised

Debt

Obligations

(CDOs),

the

referenced

pool

may

be

ABS

or

other

classes

of

assets.

‘Attributa

ble

profit’

Profit

after

tax

that

is

attributable

to

ordinary

equity

holders

of

Barclays

adjusted

for

the

after

tax

amounts

of

capital

securities
classified

as

equity.

‘Average

allocated

tangible

equity’
Calculated

as

the

average

of

the

previous

month’s

period

end

allocated

tangible

equity

and

the

current

month’s
period

end

allocated

tangible

equity.

The

average

allocated

tangible

equity

for

the

period

is

the

average

of

the

monthly

averages

within

that

period.

‘Average

tangible

shareholders’

equity’
Calculated

as

the

average

of

the

previous

month’s

period

end

tangible

equity

and

the

current

month’s
period

end

tangible

equity.

The

average

tangible

shareholders’

equity

for

the

period

is

the

average

of

the

monthly

averages

within

that

period.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

233
‘Average

UK

leverage

ratio’

As

per

the

PRA

rulebook,

is

calculated

as

the

average

capital

measure

based

on

the

last

day

of

each

month

in

the
quarter

divided

by

the

average

exposure

measure

for

the

quarter,

where

the

average

exposure

is

based

on

each

day

in

the

quarter.

‘Back

testing’
Includes

a

number

of

techniques

that

assess

the

continued

statistical

validity

of

a

model

by

simulating

how

the

model

would

have
predicted

recent

experience.
‘Barclays

Africa’

or

‘Absa’
Barclays

Africa

Group

Limited

(now

Absa

Group

Limited),

which

was

previously

a

subsidiary

of

the

Barclays

Group.

‘Balance

weighted

Loan

to

Value

(LTV)

ratio’

In

the

context

of

the

credit

risk

disclosures

on

secured

home

loans,

a

means

of

calculating

marke

d

to
market

LTVs

derived

by

calculating

individual

LTVs

at

account

level

and

weighting

it

by

the

balances

to

arrive

at

the

average

position.

Balance
weighted

loan

to

value

is

calculated

using

the

following

formula:

LTV

=

((loan

balance

1

x

MTM

LTV%

for

loan

1)

+

(loan

balance

2

x

MTM

LTV%
for

loan

2)

+

...)

/

total

outstandings

in

portfolio.
‘Barclaycard’

An

international

consumer

payments

business

serving

the

needs

of

businesses

and

consumers

through

credit

cards,

consumer
lending,

merchant

acquiring,

com

mercial

cards

and

point

of

sale

finance.

Barclaycard

has

scaled

operations

in

the

UK,

US,

Germany

and
Scandinavia.

‘Barclaycard

Consumer

UK’

The

UK

Barclaycard

business.
‘Barclays’

or

’Barclays

Group’

Barclays

PLC,

together

with

its

subsidiaries.

‘Barclays

Bank

Group’

Barclays

Bank

PLC,

together

with

its

subsidiaries.

‘Barclays

Bank

UK

Group’

Barclays

Bank

UK

PLC,

together

with

its

subsidiaries.

‘Barclays

Operating

businesses’
The

core

Barclays

businesses

operated

by

Barclays

UK

(which

include

the

UK

Personal

banking;

UK

business
banking

and

the

Barclaycard

consumer

UK

businesses)

and

Barclays

International

(the

large

UK

Corporate

business;

the

international

Corporate

and
Private

Bank

businesses;

the

Investment

Bank;

the

international

Barclaycard

business;

and

payments).
‘Barclays

Direct’

A

Barclays

brand,

comprising

the

savings

and

mortgage

businesses.
‘Barclays

Execution

Services’

or

‘BX’

or

‘BSerL’

or

‘Group

Service

Company’
Barclays

Execution

Services

Limited,

the

Group

services

company

set

up
to

provide

services

to

Barclays

UK

and

Barclays

International

to

deliver

operational

continuity.

‘Barclays

International’
The

segment

of

Barclays

held

by

Barclays

Bank

PLC

which

has

not

been

ring

-

fenced

as

part

of

regulatory

ring

fencing
requirements.

The

division

includes

the

large

UK

Corporate

business;

the

international

Corporate

and

Private

Bank

businesses;

the

Investment
Bank;

the

international

Barclaycard

business;

and

payments.
‘Barclays

Non

-

Core’
The

previously

reported

unit

comprising

of

a

group

of

businesses

and

assets

that

were

exited

or

run

down

by

Barclays,

which
was

closed

in

2017.

‘Barclays

UK’
The

segment

of

Barclays

held

by

Barclays

Bank

UK

PLC

which

has

been

ring

-

fenced

as

part

of

regulatory

ring

fencing

requirements.

The

division

includes

the

UK

Personal

banking;

UK

business

banking

and

the

Barclaycard

consumer

UK

businesses.

‘Basel

3’

The

third

of

the

Basel

Accords,

setting

minimum

requirements

and

standards

that

apply

to

internationally

active

banks.

Basel

3

is

a

set

of
measures

developed

by

the

Basel

Committee

on

Banking

Supervision

aiming

to

strengthen

the

regulation,

supervision

and

risk

management

of
banks.
‘Basel

Committee

of

Banking

Supervision

(BCBS

or

The

Basel

Committee)’

A

forum

for

regular

cooperation

on

banking

supervisory

matters

which
develops

global

supervisory

standards

for

the

banking

industry.

Its

45

members

are

officials

from

central

banks

or

prudential

supervisors

from

28
jurisdictions.

‘Basic

Indicator

Approach

(BIA)’
Under

the

BIA,

banks

are

required

to

hold

regulatory

capital

for

operational

risk

equal

to

15%

of

the

annual
average,

calculated

over

a

rolling

three

-

year

period,

of

the

relevant

income

indicator

for

the

bank

as

whole.
‘Basis

point(s)’

/

‘bp(s)’

One

hundre

dth

of

a

per

cent

(0.01%);

100

basis

points

is

1%.

The

measure

is

used

in

quoting

movements

in

interest

rates,
yields

on

securities

and

for

other

purposes.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

234
‘Basis

risk’

Index/Tenor

risk,

that

arises

when

floating

rate

products

are

linked

to

different

interest

rate

indices,

which

are

imperfectly

correlated,
especially

under

stressed

market

conditions.
‘Behavioural

scorecards’
Algorithm

based

decision

tools

used

to

aid

business

decisions

and

manage

credit

risk

based

on

existing

customer

data
derived

from

account

usage.
‘Book

quality’
In

the

context

of

the

Capital

Risk

section,

changes

in

RWAs

caused

by

factors

such

as

underlying

customer

behaviour

or
demographics

leading

to

changes

in

risk

profile.
‘Book

size’
In

the

context

of

the

Capital

Risk

section
,

changes

in

RWAs

driven

by

business

activity,

including

net

originations

or

repayments

.

‘Business

Banking’

Offers

specialist

advice,

products

and

services

to

small

and

medium

enterprises

in

the

UK.
‘Business

Lending’
Business

Lending

in

Barclays

UK

that

primarily

relates

to

small

and

medium

enterprises

typically

with

exposures

up

to

£3m

or
with

a

turnover

up

to

£5m.

‘Business

scenario

stresses’

Multi

asset

scenario

analysis

of

extreme,

but

plausible

events

that

may

impact

the

market

risk

exposures

of

the
Investment

Bank.

‘Buy

to

let

mortgage’
A

mortgage

where

the

intention

of

the

customer

(investor)

was

to

let

the

property

at

origination.
‘Capital

Conservation

Buffer

(CCB)’
A

capital

buffer

of

2.5%

of

a

bank’s

total

exposures

that

needs

to

be

met

with

an

additional

amount

of

Common
Equity

Tier

1

capital

above

the

4.5%

minimum

requirement

for

Common

Equity

Tier

1

set

out

in

CRR.

Its

objective

is

to

conserve

a

bank’s

capital

by
ensuring

that

banks

build

up

surplus

capital

outside

periods

of

stress

which

can

be

drawn

down

if

losses

are

incurred.

‘Capital

ratios’

Key

financial

ratios

measuring

the

Bank's

capital

adequacy

or

financial

strength

expressed

as

a

percentage

of

RWAs.

‘Capital

Requirements

Directive

(CRD)’
Directive

2013/36/EU,

a

component

of

the

CRD

IV

package

which

accompanies

the

Capital

Requirements
Regulation

and

sets

out

macroprudential

standards

including

the

countercyclical

capital

buffer

and

capital

buffers

for

systemically

important
institutions.

Directive

(EU)

2019/878,

published

as

part

of

the

EU

Risk

Reduction

Measure

package

amends

CRD.

These

amendments

enter

into
force

from

27

June

2019,

with

EU

member

states

required

to

adopt

the

measures

within

the

Directive

by

28

December

2020.

‘Capital

Requ

irements

Regulation

(CRR)’
Regulation

(EU)

No

575/2013,

a

component

of

the

CRD

IV

package

which

accompanies

the

Capital
Requirements

Directive

and

sets

out

detailed

rules

for

capital

eligibility,

the

calculation

of

RWAs,

the

measurement

of

leverage,

the

ma

nagement

of
large

exposures

and

minimum

standards

for

liquidity.

Between

27

June

2019

and

28

June

2023,

this

regulation

will

be

amended

in

line

with

the
requirements

of

amending

Regulation

(EU)

2019/876

(CRR

II).

‘Capital

Requirements

Regulation

II

(CRR

II

)’
Regulation

(EU)

2019/876,

amending

Regulation

(EU)

No

575/2013

(CRR).

This

is

a

component

of

the
EU

Risk

Reduction

Measure

package.

The

requirements

set

out

in

CRR

II

will

be

introduced

between

27

June

2019

and

28

June

2023.
‘Capital

requirements

on

the

underlying

exposures

(KIRB)’
An

approach

available

to

banks

when

calculating

RWAs

for

securitisation

exposures.

This
is

based

upon

the

RWA

amounts

that

would

be

calculated

under

the

IRB

approach

for

the

underlying

pool

of

securitised

exposures

in

the

program,
had

such

exposures

not

been

securitised.
‘Capital

resources’

Common

Equity

Tier

1,

Additional

Tier

1

and

Tier

2

capital

that

are

eligible

to

satisfy

capital

requirements

under

CRD.

Referred

to
as

‘own

funds’

within

EU

regulatory

texts.

‘Capital

risk’

The

risk

that

the

Barclays

Bank

Group

has

an

insufficient

level

or

composition

of

capital

to

support

its

normal

business

activities

and

to
meet

its

regulatory

capital

requirements

under

normal

operating

environments

or

stressed

conditions

(both

actual

and

as

defined

for

internal
planning

or

regulatory

testing

purposes).

This

includes

the

risk

from

the

Barclays

Bank

Group’s

pension

plans.
‘Central

Counterparty’

/

‘Central

Clearing

Counterparties

(CCPs)’

A

clearing

house

mediating

between

the

buyer

and

the

seller

in

a

financial
transaction,

such

as

a

derivative

contract

or

repurchase

agreement

(repo).

Where

a

central

counterparty

is

used,

a

single

bi-

lateral

contract
between

the

buyer

and

seller

is

replaced

with

two

contracts,

one

between

the

buyer

and

the

CCP

and

one

between

the

CCP

and

the

seller.

The

use
of

CCPs

allows

for

greater

oversight

and

improved

credit

risk

mitigation

in

over

-

the-

counter

(OTC)

markets.

‘Charge

-off’

In

the

retail

segment

this

refers

to

the

point

in

time

when

collections

activity

changes

from

the

collection

of

arrears

to

the

recovery

of
the

full

balance.

This

is

normally

when

six

payments

are

in

arrears.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

235
‘Client

Assets’
Assets

managed

or

administered

by

Barclays

Bank

Group

on

behalf

of

clients

including

assets

under

management

(A

UM),

custody
assets,

assets

under

administration

and

client

deposits.
‘CLOs

and

Other

insured

assets’

Highly

rated

CLO

positions

wrapped

by

monolines,

non

-

CLOs

wrapped

by

monolines

and

other

assets

wrapped
with

Credit

Support

Annex

(CSA)

protection.
‘Collateralised

Debt

Obligation

(CDO)’

Securities

issued

by

a

third

party

which

reference

Asset

Backed

Securities

(ABSs)

(defined

above)

and/or
certain

other

related

assets

purchased

by

the

issuer.

CDOs

may

feature

exposure

to

sub

-

prime

mortgage

assets

thr

ough

the

underlying

assets.

‘Collateralised

Loan

Obligation

(CLO)’

A

security

backed

by

the

repayments

from

a

pool

of

commercial

loans.

The

payments

may

be

made

to
different

classes

of

owners

(in

tranches).

‘Collateralised

Mortgage

Obligation

(CMO)’

A

type

of

security

backed

by

mortgages.

A

special

purpose

entity

receives

income

from

the

mortgages
and

passes

them

on

to

investors

of

the

security.
‘Combined

Buffer

Requirement’
In

the

context

of

the

CRD

capital

obligations,

the

combined

requirements

of

the

Capital

Conservation

Buffer,

the
GSII

Buffer,

the

OSII

buffer,

the

Systemic

Risk

buffer

and

an

institution

specific

counter

-

cyclical

buffer.
‘Commercial

paper

(CP)’

Short

-

term

notes

issued

by

entities,

including

banks,

for

funding

purposes.

‘Commercia

l

real

estate

(CRE)’
Commercial

real

estate

includes

office

buildings,

industrial

property,

medical

centres,

hotels,

retail

stores,

shopping
centres,

farm

land,

multifamily

housing

buildings,

warehouses,

garages,

and

industrial

properties

and

other

similar

properties.

Commercial

real
estate

loans

are

loans

backed

by

a

package

of

commercial

real

estate.

Note:

for

the

purposes

of

the

Credit

Risk

section,

the

UK

CRE

portfolio
includes

property

investment,

development,

trading

and

housebuilders

but

excludes

soc

ial

housing

contractors.
‘Committee

of

Sponsoring

Organisations

of

the

Treadway

Commission

Framework

(COSO)’
A

joint

initiative

of

five

private

sector

organisations
dedicated

to

the

development

of

frameworks

and

providing

guidance

on

enterprise

risk

manage

ment,

internal

control

and

fraud

deterrence.
‘Commodity

derivatives’

Exchange

traded

and

over

-

the-

counter

(OTC)

derivatives

based

on

an

underlying

commodity

(e.g.

metals,

precious

metals,
oil

and

oil

related,

power

and

natural

gas).

‘Commodity

risk’

Measures

the

impact

of

changes

in

commodity

prices

and

volatilities,

including

the

basis

between

related

commodities

(e.g.

Brent
vs.

WTI

crude

prices).

‘Common

Equity

Tier

1

(CET1)

capital’

The

highest

quality

form

of

regulatory

capital

under

CRR

that

comprise

s

common

shares

issued

and

related
share

premium,

retained

earnings

and

other

reserves,

less

specified

regulatory

adjustments.
‘Common

Equity

Tier

1

(CET1)

ratio’

A

measure

of

Common

Equity

Tier

1

capital

expressed

as

a

percentage

of

RWAs.
‘Compensation:

income

ratio’
The

ratio

of

compensation

expense

over

total

income.

Compensation

represents

total

staff

costs

less

non-
compensation

items

consisting

of

outsourcing,

staff

training,

redundancy

costs

and

retirement

costs.
‘
Comprehensive

Capital

Analysis

and

Review

(CCAR)’
An

annual

exercise,

required

by

and

evaluated

by

the

Federal

Reserve,

through

which

the
largest

bank

holding

companies

operating

in

the

US

assess

whether

they

have

sufficient

capital

to

continue

operations

through

periods

of
ec

onomic

and

financial

stress

and

have

robust

capital-planning

processes

that

account

for

their

unique

risks.
‘Comprehensive

Risk

Measure

(CRM)’
An

estimate

of

all

the

material

market

risks,

including

rating

migration

and

default

for

the

correlation

trading
portfolio.

Also

referred

to

as

All

Price

Risk

(APR)

and

Comprehensive

Risk

Capital

Charge

(CRCC).
‘Conduct

risk’

The

risk

of

detriment

to

customers,

clients,

market

integrity,

competition

or

Barclays

from

the

inappropriate

supply

of

financial
services,

inc

luding

instances

of

wilful

or

negligent

misconduct.
‘Constant

Currency

Basis’
Excluding

the

impact

of

foreign

currency

conversion

to

GBP

when

comparing

financial

results

in

two

different

financial
periods.
‘Consumer,

Cards

and

Payments’
Barclays

US

Consume

r

Bank,

Barclaycard

Germany,

Barclays

Partner

Finance,

Barclaycard

Commercial

Payments,
Barclaycard

Payment

Solutions

(including

merchant

acquiring)

and

the

international

Wealth

business.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

236
‘Contingent

capital

notes

(CCNs)’

Interest

bearing

debt

securities

issued

by

Barclays

Bank

Group

or

its

subsidiaries

that

are

either

permanently
written

off

or

converted

into

an

equity

instrument

from

the

issuer's

perspective

in

the

event

of

the

Common

Equity

Tier

1

(CET1)

ratio

of

the
re

levant

Barclays

Bank

Group

entity

falling

below

a

specific

level,

or

at

the

direction

of

regulators.

‘Conversion

Trigger’
Used

in

the

context

of

Contingent

Capital

Notes

and

AT1

securities.

A

capital

adequacy

trigger

event

occurs

when

the

CET1
ratio

of

the

bank

falls

below

a

certain

level

(the

trigger)

as

defined

in

the

Terms

&

Conditions

of

the

instruments

issued.

See

‘Contingent

capital
notes’.
‘Core

deposit

intangibles’

Premium

paid

to

acquire

the

deposit

base

of

an

institution.
‘Correlation

risk’

Re

fers

to

the

change

in

marked

to

market

value

of

a

security

when

the

correlation

between

the

underlying

assets

changes

over
time.
‘Corporate

and

Investment

Bank

(CIB)’
Barclays

Corporate

and

Investment

Bank

businesses

which

form

part

of

Barclays

Internation

al.

‘Cost:

income

ratio’

Total

operating

expenses

divided

by

total

income.

‘Cost

of

Equity’

The

rate

of

return

targeted

by

the

equity

holders

of

a

company.

‘Cost:

net

operating

income

ratio’

Operating

expenses

compared

to

total

income

less

credit

impairment

charges

and

other

provisions.

‘Cost

to

income

jaws’

Relationship

of

the

percentage

change

movement

in

operating

expenses

relative

to

total

income.
‘Count

ercyclical

Capital

Buffer

(CCyB)’
An

additional

buffer

introduced

as

part

of

the

CRD

IV

package

that

requires

banks

to

have

an

additional
cushion

of

CET

1

capital

with

which

to

absorb

potential

losses,

enhancing

their

resilience

and

contributing

to

a

stable

financial

system.

‘Countercyclical

leverage

ratio

buffer

(CCLB)’
A

macroprudential

buffer

that

has

applied

to

specific

PRA

regulated

institutions

since

2018

and

is
calculated

at

35%

of

any

risk

weighted

countercyclical

capital

buffer

set

by

the

Financial

Policy

Committee

(FPC).

The

CCLB

applies

in

addition

to
the

minimum

of

3.25%

and

any

G

-

SII

additional

Leverage

Ratio

Buffer

that

applies.
‘Counterparty

credit

risk’

The

risk

related

to

a

counterparty

defaulting

before

the

final

settlement

of

a

transaction’s

cash

flows.

In

the

context

of
RWAs,

a

component

of

RWAs

that

represents

the

risk

of

loss

in

derivatives,

repurchase

agreements

and

similar

transactions

resulting

from

the
default

of

the

counterparty.
‘Coverage

ratio’

This

represents

the

percentage

of

impairment

allowance

reserve

against

the

gross

exposure.
‘Covered

bonds’

Debt

securities

backed

by

a

portfolio

of

mortgages

that

are

segregated

from

the

issuer’s

other

assets

solely

for

the

benefit

of

the
holders

of

the

covered

bonds.

‘CRD

IV’
The

Fourth

Capital

Requirements

Directive,

an

EU

Directive

and

an

accompanying

Regulation

(CRR)

that

together

prescribe

EU

capital
adequacy

and

liquidity

requirements

and

implements

Basel

3

in

the

European

Union.
‘CRD

V’
The

Fifth

Capital

Requirements

Directive,

comprising

an

EU

amending

Directive

and

an

accompanying

amending

Regulation

(CRR

II)

that
together

prescribe

EU

capital

adequacy

and

liquidity

requirements

and

implements

enhanced

Basel

3

proposals

in

the

European

Union.

‘Credit

conversion

factor

(CCF)’
Factor

used

to

estimate

the

risk

from

off

-

balance

sheet

commitments

for

the

purpose

of

calculating

the

total
Exposure

at

Default

(EAD)

used

to

calculate

RWAs.
‘Credit

default

swaps

(CDS)’

A

contract

under

which

the

protection

seller

receives

premiums

or

interest-related

payments

in

return

for

contracting
to

make

payments

to

the

protection

buyer

in

the

event

of

a

defined

credit

event.

Credit

events

normally

include

bankruptcy,

payment

default

on

a
reference

asset

or

assets,

or

downgrades

by

a

rating

agency.

‘Credit

derivatives

(CDs)’

An

arrangement

whereby

the

credit

risk

of

an

asset

(the

reference

asset)

is

transferred

from

the

buyer

to

the

seller

of

the
protection.

‘Credit

impairment

charges’

Also

known

as

‘credit

impairment’.

Impairment

charges

on

loans

and

advances

to

customers

and

banks

and
impairment

charges

on

fair

value

through

other

comprehensive

income

assets

and

reverse

repurchase

agreements.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

237
‘Credit

market

exposures’

Assets

and

o

ther

instruments

relating

to

commercial

real

estate

and

leveraged

finance

businesses

that

have

been
significantly

impacted

by

the

deterioration

in

the

global

credit

markets.

The

exposures

include

positions

subject

to

fair

value

movements

in

the
Income

Statement,

positions

that

are

classified

as

loans

and

advances

and

available

for

sale

and

other

assets.
‘Credit

quality

step’

In

the

context

of

the

Standardised

Approach

to

calculating

credit

risk

RWAs,

a

“credit

quality

assessment

scale”

maps

the

credit
assessments

of

a

recognised

credit

rating

agency

or

export

credit

agency

to

credit

quality

steps

that

determine

the

risk

weight

to

be

applied

to

an
exposure.
‘Credit

Rating’
An

evaluation

of

the

creditworthiness

of

an

entity

seeking

to

enter

into

a

credit

agreement.

‘Credit

risk’

The

risk

of

loss

to

Barclays

from

the

failure

of

clients,

customers

or

counterparties,

including

sovereigns,

to

fully

honour

their
obligations

to

Barclays,

including

the

whole

and

timely

payment

of

principal,

interest,

collateral

and

other

receivables.

In

the

context

of

RWAs,

it

is
the

component

of

RWAs

that

represents

the

risk

of

loss

in

loans

and

advances

and

similar

transactions

resulting

from

the

default

of

the
counterparty.
‘Credit

risk

mitigation’

A

range

of

techniques

and

strategies

to

actively

mitigate

credit

risks

to

which

the

bank

is

exposed.

These

can

be

broadly
divided

into

three

types;

collateral,

netting

and

set-off,

and

risk

transfer.

‘Credit

spread’

The

premium

over

the

benchmark

or

risk-free

rate

required

by

the

market

to

accept

a

lower

credit

quality.

‘Credit

Valuation

Adjustment

(CVA)’

The

difference

between

the

risk-free

value

of

a

portfolio

of

trades

and

the

market

value

which

takes

into
account

the

counterparty’s

risk

of

default.

The

CVA

therefore

represents

an

estimate

of

the

adjustment

to

fair

value

that

a

market

participant

would
make

to

incorporate

the

credit

risk

of

the

counterparty

due

to

any

failure

to

perform

on

contractual

agreements.

‘CRR

leverage

exposure’

Is

calculated

in

accordance

with

article

429

as

per

the

CRR.
‘CRR

leverage

ratio’
Is

calculated

using

the

CRR

definition

of

Tier

1

capital

for

the

numerator

and

the

CRR

definition

of

leverage

exposure

as

the
denominator.
‘Customer

assets’

Represents

loans

and

advances

to

customers.

Average

balances

are

calculated

as

the

sum

of

all

daily

balances

for

the

year

to
date

divided

by

number

of

days

in

the

year

to

date.

‘Customer

deposits’

In

the

context

of

the

Liquidity

Risk

section,

money

deposited

by

all

individuals

and

companies

that

are

not

credit

institutions.
Such

funds

are

recorded

as

liabilities

in

the

Barclays

Bank

Group’s

balance

sheet

under

deposits

at

amortised

cost.

‘Customer

liabilities’

See

‘Customer

deposits’.

‘Customer

net

interest

income’

The

sum

of

customer

asset

and

customer

liability

net

interest

income.

Customer

net

interest

income

reflects

interest
related

to

customer

assets

and

liabilities

only

and

does

not

include

any

interest

on

securities

or

other

non

-

customer

assets

and

liabilities.

‘CVA

volatility

charge’

The

volatility

charge

added

to

exposures

that

adjusts

for

mid

-

market

valuation

on

a

portfolio

of

transactions

with

a
counterparty.

This

is

to

reflect

the

current

market

value

of

the

credit

risk

associated

with

the

counterparty

to

the

Barclays

Bank

Group.

The

charge
is

prescribed

by

the

CRR.

‘DBRS’

A

credit

rating

agency.

‘Debit

Valuation

Adjustment

(DVA)’

The

opposite

of

Credit

Valuation

Adjustment

(CVA).

It

is

the

difference

between

the

risk-free

value

of

a
portfolio

of

trades

and

the

market

value

which

takes

into

account

the

Barclays

Bank

Grou

p’s

risk

of

default.

The

DVA,

therefore,

represents

an
estimate

of

the

adjustment

to

fair

value

that

a

market

participant

would

make

to

incorporate

the

credit

risk

of

the

Barclays

Bank

Group

due

to

any
failure

to

perform

on

contractual

obligations.

The

DVA

decreases

the

value

of

a

liability

to

take

into

account

a

reduction

in

the

remaining

balance
that

would

be

settled

should

the

Barclays

Bank

Group

default

or

not

perform

any

contractual

obligations.

‘Debt

buybacks’

Purchases

of

the

Barclays

Bank

Group’s

issued

debt

securities,

including

equity

accounted

instruments,

leading

to

their

de-
recognition

from

the

balance

sheet.

‘Debt

securities

in

issue’

Transferable

securities

evidencing

indebtedness

of

the

Barclays

Bank

Group.

These

are

liabilities

of

the

Barc

lays

Bank
Group

and

include

certificates

of

deposit

and

commercial

paper.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

238
‘Default

grades’

Barclays

Bank

Group

classify

ranges

of

default

probabilities

into

a

set

of

21

intervals

called

default

grades,

in

order

to

distinguish
differences

in

the

probabilit

y

of

default

risk.
‘Default

fund

contributions’

The

amount

of

contribution

made

by

members

of

a

central

counterparty

(CCP).

All

members

are

required

to

contribute
to

this

fund

in

advance

of

using

a

CCP.

The

default

fund

can

be

used

by

the

CCP

to

cover

losses

incurred

by

the

CCP

where

losses

are

greater

than
the

margins

provided

by

that

member.

‘Derivatives

netting’

Adjustments

applied

across

asset

and

liability

mark

-

to-

market

derivative

positions

pursuant

to

legally

enforceable

bilateral
netting

agreements

and

eligible

cash

collateral

received

in

derivative

transactions

that

meet

the

requirements

of

BCBS

270.
‘Diversification

effect’

Reflects

the

fact

the

risk

of

a

diversified

portfolio

is

smaller

than

the

sum

of

the

risks

of

its

constituent

parts

.

It

is

measured

as
the

sum

of

the

individual

asset

class

DVaR

estimates

less

the

total

DVaR.

‘Dodd

-

Frank

Act

(DFA)’

The

US

Dodd

-

Frank

Wall

Street

Reform

and

Consumer

Protection

Act

of

2010.

‘Early

warning

lists

(EWL)’

Categorisations

for

wholesale

customers

used

to

identify

at

an

early

stage

those

customers

where

it

is

believed

that
difficulties

may

develop,

allowing

timely

corrective

action

to

be

taken.

There

are

three

categories

of

EWL,

with

risk

increasing

from

EWL

1

(caution)
to

EWL

2

(medium)

and

EWL

3

(high).

It

is

expected

that

most

cases

would

be

categorised

EWL

1

before

moving

to

2

or

3,

but

it

is

recognised

that
some

cases

may

be

categorised

to

EWL

2

or

3

directly.
‘Early

Warning

List

(EWL)

Managed

accounts’
EWL

Managed

accounts

are

Business

Len

ding

customers

that

exceed

the

Arrears

Managed

Accounts
limits

and

are

monitored

with

standard

processes

that

record

heightened

levels

of

risk

through

an

EWL

grading.
‘Earnings

per

Share

contribution’
The

attributable

profit

or

loss

generated

by

a

particul

ar

business

or

segment

divided

by

the

weighted

average
number

of

Barclays

shares

in

issue

to

illustrate

on

a

per

share

basis

how

that

business

or

segment

contributes

total

earnings

per

share.

‘Economic

Value

of

Equity

(EVE)’

A

measure

of

the

potential

change

in

value

of

expected

future

cash

flows

due

to

an

adverse

interest

rate
movement,

based

on

existing

balance

sheet

run

-

off

profile.
'Effective

Expected

Positive

Exposure

(EEPE)'

The

weighted

average

over

time

of

effective

exp

ected

exposure.

The

weights

are

the

proportion

that
an

individual

exposure

represents

of

the

entire

exposure

horizon

time

interval.
‘Eligible

liabilities’
Liabilities

and

capital

instruments

that

are

eligible

to

meet

MREL

that

do

not

already

qualify

as

own

funds.

‘Encumbrance’
The

use

of

assets

to

secure

liabilities,

such

as

by

way

of

a

lien

or

charge.

‘Enterprise

Risk

Management

Framework

(ERMF)’

Barclays

Bank

Group

risk

management

responsibilities

are

laid

out

in

the

Enterprise

Risk
Management

Framework

,

which

describes

how

Barclays

identifies

and

manages

risk.

The

framework

identifies

the

principal

risks

faced

by

the
Barclays

Bank

Group;

sets

out

risk

appetite

requirements;

sets

out

roles

and

responsibilities

for

risk

management;

and

sets

out

risk

commi

ttee
structure.
‘Equities’

Trading

businesses

encompassing

Cash

Equities,

Equity

Derivatives

&

Equity

Financing

.
‘Equity

and

stock

index

derivatives’

Derivatives

whose

value

is

derived

from

equity

securities.

This

category

includes

equity

and

stock

index

swaps
and

options

(including

warrants,

which

are

equity

options

listed

on

an

exchange).

The

Barclays

Bank

Group

also

enters

into

fund

-

linked

derivatives,
being

swaps

and

options

whose

underlyings

include

mutual

funds,

hedge

funds,

indices

and

multi-asset

portfolios.

An

equity

swap

is

an

agreement
between

two

parties

to

exchange

periodic

payments,

based

upon

a

notional

principal

amount,

with

one

side

paying

fixed

or

floating

interest

and
the

other

side

paying

based

on

the

actual

return

of

the

stock

or

stock

index.

An

equity

option

provides

the

buyer

with

the

right,

but

not

the
obligation,

either

to

purchase

or

sell

a

specified

stock,

basket

of

stocks

or

stock

index

at

a

specified

price

or

level

on

or

before

a

specified

date.

‘Equity

risk’

In

the

context

of

trading

book

capital

requirements,

the

risk

of

change

in

market

value

of

an

equity

investment.

‘Equity

structural

hedge’

An

interest

rate

hedge

in

place

to

reduce

earnings

volatility

of

the

overnight

/

short

term

equity

investment

and

to
smoothen

the

income

over

a

medium/long

term.

‘EU

Risk

Reduction

Measure

package’
A

collection

of

amending

Regulations

and

Directives

that

update

core

EU

regulatory

texts

and

which

came
into

force

on

27

June

2019.

‘Euro

Interbank

Offered

Rate

(EURIBOR)’

A

benchmark

interest

rate

at

which

banks

can

borrow

funds

from

other

banks

in

the

European

interbank
market.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

239
‘Europe’

Geographic

segment

comprising

countries

in

which

Barclays

operates

within

the

EU

(excluding

UK),

Northern

Continental

and

Eastern
Europe.

‘European

Banking

Authority

(EBA)’

The

European

Banking

Authority

(EBA)

is

an

independent

EU

Authority

which

works

to

ensure

effective

and
consistent

prudential

regulation

and

supervision

across

the

European

banking

sector.

Its

overall

objectives

are

to

maintain

financial

stability

in

the
EU

and

to

safeguard

the

integrity,

efficiency

and

orderly

functioning

of

the

banking

sector.
‘European

Securities

and

Markets

Authority

(ESMA)’
An

independent

European

Supervisory

Authority

with

the

rem

it

of

enhancing

the

protection

of
investors

and

reinforcing

stable

and

well-functioning

financial

markets

in

the

European

Union.

‘Eurozone’
Represents

the

19

European

Union

countries

that

have

adopted

the

euro

as

their

common

currency.

The

19

countries

are

Austria,
Belgium,

Cyprus,

Estonia,

Finland,

France,

Germany,

Greece,

Ireland,

Italy,

Latvia,

Lithuania,

Luxembourg,

Malta,

Netherlands,

Portugal,

Slovakia,
Slovenia

and

Spain.
‘Expected

Credit

Losses

(ECL)’

A

present

value

measure

of

the

credit

losses

expected

to

result

from

default

events

that

may

occur

during

a

specified
period

of

time.

ECLs

must

reflect

the

present

value

of

cash

shortfalls,

and

must

reflect

the

unbiased

and

probability

weighted

assessment

of

a

range
of

outcomes.

‘Expected

Losses’

A

regulatory

measure

of

anticipated

losses

for

exposures

captured

under

an

internals

ratings

based

credit

risk

approach

for
capital

adequacy

calculations.

It

is

measured

as

the

Barclays

Bank

Group's

modelled

view

of

anticipated

losses

based

on

Probability

o

f

Default

(PD),
Loss

Given

Default

(LGD)

and

Exposure

at

Default

(EAD),

with

a

one

-

year

time

horizon.
’Expert

lender

models’

Models

of

risk

measures

that

are

used

for

parts

of

the

portfolio

where

the

risk

drivers

are

specific

to

a

particular
counterparty,

but

where

there

is

insufficient

data

to

support

the

construction

of

a

statistical

model.

These

models

utilise

the

knowledge

of

credit
experts

that

have

in

depth

experience

of

the

specific

customer

type

being

modelled.
‘Exposure’
Generally

refers

to

positions

or

actions

taken

by

the

bank,

or

consequences

thereof,

that

may

put

a

certain

amount

of

a

bank’s

resources
at

risk.
‘Exposure

at

Default

(EAD)’

The

estimation

of

the

extent

to

which

Barclays

Bank

Group

may

be

exposed

to

a

customer

or

counterparty

in

the

event
of,

and

at

the

time

of,

that

counterparty’s

default.

At

default,

the

customer

may

not

have

drawn

the

loan

fully

or

may

already

have

repaid

some

of
the

principal,

so

that

exposure

may

be

less

than

the

approved

loan

limit.
‘External

Credit

Assessment

Institutions

(ECAI)’
Institutions

whose

credit

assessments

may

be

used

by

credit

institutions

for

the

determination

of
risk

weight

exposures

according

to

CRR.
‘Federal

Reserve

Board

(FRB)’
Is

the

governing

board

of

the

Federal

Reserve

System

of

the

US,

in

charge

of

making

the

country's

monetary

policy.

'FICC'
Represents

Macro

(including

rates

and

currency),

Credit

and

Securitised

products.

'Financial

Policy

Committee

(FPC)'

The

Bank

of

England’s

Financial

Policy

Committee

(FPC)

identifies,

monitors

and

takes

action

to

remove

or
reduce

systemic

risks

with

a

view

to

protecting

and

enhancing

the

resilience

of

the

UK

financial

system.

The

FPC

also

has

a

secondary

objective

to
support

the

economic

policy

of

the

UK

Government.
‘F-IRB

/

Foundation

-

Internal

Ratings

Based’

See

‘Internal

Ratings

Based

(IRB)’.

‘Financial

Conduct

Authority

(FCA)’

The

statutory

body

responsible

for

conduct

of

business

regulation

and

supervision

of

UK

authorised

firms.

The
FCA

also

has

responsibility

for

the

prudential

regulation

of

firms

that

do

not

fall

within

the

PRA’s

scope.

‘Financial

Services

Compensation

Scheme

(FSCS)’

The

UK’s

fund

for

compensation

of

authorised

financial

services

firms

that

are

u

nable

to

pay
claims.

‘Financial

collateral

comprehensive

method

(FCCM)’

A

counterparty

credit

risk

exposure

calculation

approach

which

applies

volatility

adjustments
to

the

market

value

of

exposure

and

collateral

when

calculating

RWA

values.
‘Financial

Stability

Board

(FSB)’
An

international

body

that

monitors

and

makes

recommendations

about

the

global

financial

system.

It

promotes
international

financial

stability

by

coordinating

national

financial

authorities

and

international

standard

-

setting

bodies

as

they

work

toward
developing

strong

regulatory,

supervisory

and

other

financial

sector

policies.

It

fosters

a

level

playing

field

by

encouraging

coherent

implementation
of

these

policies

across

sectors

and

jurisdictions.

‘Fitch’

A

credit

ratin

g

agency.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

240
‘Forbearance

Programmes’

Forbearance

programmes

to

assist

customers

in

financial

difficulty

through

agreements

to

accept

less

than

contractual
amounts

due

where

financial

distress

would

otherwise

prevent

satisfactory

repayment

within

the

original

terms

and

conditions

of

the

contr

act.
These

agreements

may

be

initiated

by

the

customer,

Barclays

or

a

third

party

and

include

approved

debt

counselling

plans,

minimum

due
reductions,

interest

rate

concessions

and

switches

from

capital

and

interest

repayments

to

interest-only

payments.

‘Forbearance

Programmes

for

Credit

Cards’

Can

be

split

into

2

main

types:

Repayment

plans-

A

temporary

reduction

in

the

minimum

payment

due,
for

a

maximum

of

60

months.

This

may

involve

a

reduction

in

interest

rates

to

prevent

negative

amortization;

Fully

amortising

-

A

permanent
conversion

of

the

outstanding

balance

into

a

fully

amortising

loan,

over

a

maximum

period

of

60

months.
‘Forbearance

Programmes

for

Home

Loans’

Can

be

split

into

4

main

types:

Interest

-

only

conversions

-

A

temporary

change

from

a

cap

ital

and
interest

repayment

to

an

interest-only

repayment,

for

a

maximum

of

24

months;

Interest

rate

reductions

-

A

temporary

reduction

in

interest

rate,
for

a

maximum

of

12

months;

Payment

concessions

-

An

agreement

to

temporarily

accept

reduced

loan

repaym

ents,

for

a

maximum

of

24

months;
Term

extensions-

A

permanent

extension

to

the

loan

maturity

date

which

may

involve

a

reduction

in

interest

rates,

and

usually

involves

the
capitalisation

of

arrears.
‘Forbearance

Programmes

for

Unsecured

Loans’

Can

be

split

into

3

main

types:

Payment

concessions

-

An

agreement

to

temporarily

accept
reduced

loan

repayments,

for

a

maximum

of

12

months;

Term

extensions-

A

permanent

extension

to

the

loan

maturity

date,

usually

involving

the
capitalisation

of

arrears;

Fully

amort

ising-

A

permanent

conversion

of

the

outstanding

balance

into

a

fully

amortising

loan,

over

a

maximum

period
of

120

months

for

loans.
‘Foreclosures

in

Progress’
The

process

by

which

the

bank

initiates

legal

action

against

a

customer

with

the

intention

of

terminating

a

loan
agreement

whereby

the

bank

may

repossess

the

property

subject

to

local

law

and

recover

amounts

it

is

owed.

‘Foreign

exchange

derivatives’

The

Barclays

Bank

Group

’s

principal

exchange

rate

-

related

contracts

are

forward

foreign

exchange

contracts,
currency

swaps

and

currency

options.

Forward

foreign

exchange

contracts

are

agreements

to

buy

or

sell

a

specified

quantity

of

foreign

currency,
usually

on

a

specified

future

date

at

an

agreed

rate.

Currency

swaps

generally

involves

the

exchange,

or

notional

exchange,

of

equivalent

amounts
of

two

currencies

and

a

commitment

to

exchange

interest

periodically

until

the

principal

amounts

are

re

-

exchanged

on

a

future

date.

Currency
options

provide

the

buyer

with

the

right,

but

not

the

obligat

ion,

either

to

purchase

or

sell

a

fixed

amount

of

a

currency

at

a

specified

exchange

rate
on

or

before

a

future

date.

As

compensation

for

assuming

the

option

risk,

the

option

writer

generally

receives

a

premium

at

the

start

of

the

option
period.
‘Foreign

exchange

risk’

In

the

context

of

DVaR,

the

impact

of

changes

in

foreign

exchange

rates

and

volatilities.

‘Front

Arena’
A

deal

solution

that

helps

to

trade

and

manage

positions

and

risk

in

the

global

capital

markets.

‘Full

time

equivalent’

Full

time

equivalent

units

are

the

on

-

job

hours

paid

for

employee

services

divided

by

the

number

of

ordinary-

time

hours
normally

paid

for

a

full-time

staff

member

when

on

the

job

(or

contract

employees

where

applicable).

‘Fully

loaded’

When

a

measure

is

presented

or

described

as

being

on

a

fully

loaded

basis,

it

is

calculated

without

applying

the

transitional

provisions
set

out

in

Part

Ten

of

CRR.

‘Funded

credit

protection’

Is

a

technique

of

credit

risk

mitigation

where

the

reduction

of

the

credit

risk

on

the

exposure

of

an

institution

derives
from

the

right

of

that

institution,

in

the

event

of

the

default

of

the

counterparty

or

on

the

occurrence

of

other

specified

credit

events

relating

to

the
counterparty,

to

liquidate,

or

to

obtain

transfer

or

appropriation

of,

or

to

retain

certain

assets

or

amounts,

or

to

reduce

the

amount

of

the

exposure
to,

or

to

replace

it

with,

the

amount

of

the

difference

between

the

amount

of

the

exposure

and

the

amount

of

a

claim

on

the

institution.
‘Funding

for

Lending

Scheme

(FLS)’

A

scheme

launched

by

the

Bank

of

England

to

incentivise

banks

and

building

societies

to

lend

to

UK
households

and

non

-

financial

companies

through

reduced

funding

costs,

the

benefits

of

which

are

passed

on

to

UK

borrowers

in

the

form

of
cheaper

and

more

easily

available

loans.

‘Funding

mismatch’

In

the

context

of

Eurozone

balance

sheet

funding

exposures,

the

excess

of

local

euro

denominated

external

assets,

such

as
customer

loans,

over

local

euro

denominated

liabilities,

such

as

customer

deposits.

‘Gains

o

n

acquisitions’

The

amount

by

which

the

acquirer’s

interest

in

the

net

fair

value

of

the

identifiable

assets,

liabilities

and

contingent

liabilities,
recognised

in

a

business

combination,

exceeds

the

cost

of

the

combination.

‘General

Data

Protection

Regulation

(GDPR)’
GDPR

(Regulation

(EU)

2016/679)

is

a

regulation

by

which

the

European

Parliament,

the

Council

of
the

European

Union

and

the

European

Commission

intend

to

strengthen

and

unify

data

protection

for

all

individuals

w

ithin

the

European

Union.

‘General

market

risk’

The

risk

of

a

price

change

in

a

financial

instrument

due

to

a

change

in

level

of

interest

rates

or

owing

to

a

broad

equity

market
movement

unrelated

to

any

specific

attributes

of

individual

securities.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

241
‘Global

-

Systemically

Important

Banks

(G

-

SIBs

or

G

-SIIs)’

Global

financial

institutions

whose

size,

complexity

and

systemic

interconnectedness,
mean

that

their

distress

or

failure

would

cause

significant

disruption

to

the

wider

financial

system

and

economic

activity.

The

Financial

Stability
Board

and

the

Basel

Committee

on

Banking

Supervision

publish

a

list

of

globally

systemically

important

banks.

‘G-SII

additional

leverage

ratio

buffer

(G

-

SII

ALRB)’
A

macroprudential

buffer

that

applies

to

globally

systemically

important

banks

(G

-

SIBs)

and
other

major

domestic

UK

banks

and

building

societies,

including

banks

that

are

subject

to

ring

-

fencing

requirements.

The

G

-

SII

ALRB

will

be
calibrated

as

35%

(on

a

phased

basis)

of

the

combined

systemic

risk

buffers

that

applies

to

the

bank.
‘GSII

Buffer’
Common

Equity

Tier

1

capital

required

to

be

held

under

CRD

to

ensure

that

G

-

SIBs

build

up

surplus

capital

to

compensate

for

the
systemic

risk

that

such

institutions

represent

to

the

financial

system.
’Grandfathering’

In

the

context

of

capital

resources,

the

phasing

in

of

the

application

of

instrument

eligibility

rules

which

allows

CRR

and

CRR

II
non

-

compliant

capital

instruments

to

be

included

in

regulatory

capital

subject

to

certain

thresholds

which

decrease

over

the

tra

nsitional

period.
‘Gross

charge

-

off

rates’

Represents

the

balances

charged

-

off

to

recoveries

in

the

reporting

period,

expressed

as

a

percentage

of

average
outstanding

balances

excluding

balances

in

recoveries.

Charge

-

off

to

recoveries

generally

occurs

when

the

collections

focus

switches

from

the
collection

of

arrears

to

the

recovery

of

the

entire

outstanding

balance,

and

represents

a

fundamental

change

in

the

relationship

between

the

bank
and

the

customer.

This

is

a

measure

of

the

proportion

of

customers

that

have

gone

into

default

during

the

period.

‘Gross

write-

off

rates’

Expressed

as

a

percentage

and

represents

balances

written

off

in

the

reporting

period

divided

by

gross

loans

and

advances
held

at

amortised

cost

at

the

balance

sheet

date.
‘Gross

new

lending’

New

lending

advanced

to

customers

during

the

period.

‘Guarantee’

Unless

otherwise

described,

an

undertaking

by

a

third

party

to

pay

a

creditor

should

a

debtor

fail

to

do

so.

It

is

a

form

of

credit
substitution.

‘Head

Office’

A

division

comprisin

g

Brand

and

Marketing,

Finance,

Head

Office,

Human

Resources,

Internal

Audit,

Legal,

Compliance,

Risk,

Treasury
and

Tax

and

other

operations.

‘High

-

Net-Worth’

Businesses

within

Barclays

UK

and

Barclays

International

that

provide

banking

and

other

services

to

high

net

worth

customers.

‘High

Risk’
In

retail

banking,

‘High

Risk’

is

defined

as

the

subset

of

up

-

to-

date

customers

who,

either

through

an

event

or

observed

behaviour
exhibit

potential

financial

difficulty.

Where

appropriate,

these

customers

are

pro

actively

contacted

to

assess

whether

assistance

is

required.
‘Home

loan’

A

loan

to

purchase

a

residential

property.

The

property

is

then

used

as

collateral

to

guarantee

repayment

of

the

loan.

The

borrower
gives

the

lender

a

lien

against

the

property

and

the

lender

can

foreclose

on

the

property

if

the

borrower

does

not

repay

the

loan

per

the

agreed
terms.

Also

known

as

a

residential

mortgage.

‘IHC’

or

‘US

IHC’

Barclays

US

LLC,

the

intermediate

holding

company

established

by

Barclays

in

July

2016,

which

holds

most

of

Barclays’

subsidiaries
and

assets

in

the

US.
‘IMA

/

Internal

Model

Approach’
In

the

context

of

RWAs,

RWAs

for

which

the

exposure

amount

has

been

derived

via

the

use

of

a

PRA

approved
internal

market

risk

model.

‘IMM

/

Internal

Model

Method’
In

the

context

of

RWAs,

RWAs

for

which

the

exposure

amount

has

been

derived

via

the

use

of

a

PRA

approved
internal

counterparty

credit

risk

model.
‘Identified

Impairment

(II)’

Specific

impairment

allowances

for

financial

assets,

individually

estimated.
‘IFRS

9

transitional

arrangements’
Following

the

application

of

IFRS

9

as

of

1

January

2018,

Article

473a

of

CRR

permits

institutions

to

phase

-

in

the
impact

on

capital

and

leverage

ratios

of

the

impairment

requirements

under

the

new

accounting

standard.

‘Impairment

Allowances’

A

provision

held

on

the

balance

sheet

as

a

result

of

the

raising

of

a

charge

against

profit

for

expected

losses

in

the

lending
book.

An

impairment

allowance

may

either

be

identified

or

unidentified

and

individual

or

collective.

‘Income’

Total

income,

unless

otherwise

specified.

‘Incremental

Risk

Charge

(IRC)’
An

estimate

of

the

incremental

risk

arising

from

rating

migrations

and

defaults

for

traded

debt

instruments

beyond
what

is

already

captured

in

specific

market

risk

VaR

for

the

non

-

correlation

trading

portfolio.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

242
‘Independent

Commission

on

Banking

(ICB)’

Body

set

up

by

HM

Government

to

identify

structural

and

non

-

structural

measures

to

reform

the

UK
banking

system

and

promote

competition.

‘Independent

Validation

Unit

(IVU)’
The

function

within

the

bank

responsible

for

independent

review,

challenge

and

approval

of

all

models.
‘Individual

liquidity

guidance

(ILG)’

Guidance

given

to

a

bank

about

the

amount,

quality

and

funding

profile

of

liquidity

resources

that

the

PRA

has
asked

the

bank

to

maintain.

‘Inflation

risk’

In

the

context

of

DVaR,

the

impact

of

changes

in

inflation

rates

and

volatilities

on

cash

instruments

and

derivatives.

‘Insurance

Risk’

The

risk

of

the

Barclays

Bank

Group’s

aggregate

insurance

premiums

received

from

policyholders

under

a

portfolio

of

insurance
contracts

being

inadequate

to

cover

the

claims

arising

from

those

policies.

‘Interchange’

Income

paid

to

a

credit

card

issuer

for

the

clearing

and

settlement

of

a

sale

or

cash

advance

transaction.
‘Interest-

only

home

loans’
Under

the

terms

of

these

loans,

the

customer

makes

payments

of

interest

only

for

the

entire

term

of

the

mortgage,
although

customers

may

make

early

repayments

of

the

principal

within

the

terms

of

their

agreement.

The

customer

is

responsible

fo

r

repaying

the
entire

outstanding

principal

on

maturity,

which

may

require

the

sale

of

the

mortgaged

property.
‘Interest

rate

derivatives’

Derivatives

linked

to

interest

rates.

This

category

includes

interest

rate

swaps,

collars,

floors

options

and

swaptions.

An
interest

rate

swap

is

an

agreement

between

two

parties

to

exchange

fixed

rate

and

floating

rate

interest

by

means

of

periodic

payments

based
upon

a

notional

principal

amount

and

the

interest

rates

defined

in

the

contract.

Certain

agreements

combine

interest

rate

and

foreign

currency
swap

transactions,

which

may

or

may

not

include

the

exchange

of

principal

amounts.

A

basis

swap

is

a

form

of

interest

rate

swap,

in

which

both
parties

exchange

interest

payments

based

on

floating

rates,

where

the

floating

rates

are

based

upon

different

underlying

reference

indices.

In

a
forward

rate

agreement,

two

parties

agree

a

future

settlement

of

the

difference

between

an

agreed

rate

and

a

future

interest

rate,

applied

to

a
notional

principal

amount.

The

settlement,

wh

ich

generally

occurs

at

the

start

of

the

contract

period,

is

the

discounted

present

value

of

the
payment

that

would

otherwise

be

made

at

the

end

of

that

period.
‘Interest

rate

risk’

The

risk

of

interest

rate

volatility

adversely

impacting

the

Barclays

Bank

Group’s

net

interest

margin.

In

the

context

of

the
calculation

of

market

risk

DVaR,

measures

the

impact

of

changes

in

interest

(swap)

rates

and

volatilities

on

cash

instruments

and

derivatives.
‘Interest

rate

risk

in

the

banking

book

(IRRBB)’
The

risk

that

the

Barclays

Bank

Group

is

exposed

to

capital

or

income

volatility

because

of

a
mismatch

between

the

interest

rate

exposures

of

its

(non

-

traded)

assets

and

liabilities.
‘Internal

Assessment

Approach

(IAA)’
One

of

three

types

of

calculation

that

a

bank

with

permission

to

use

the

Internal

Ratings

Based

(IRB)
approach

may

apply

to

securitisation

exposures.

It

consists

of

mapping

a

bank's

internal

rating

methodology

for

credit

exposures

to

those

of

an
External

Credit

Assessment

Institution

(ECAI)

to

determ

ine

the

appropriate

risk

weight

based

on

the

ratings

based

approach.

Its

applicability

is
limited

to

ABCP

programmes

related

to

liquidity

facilities

and

credit

enhancement.
‘Internal

Capital

Adequacy

Assessment

Process

(ICAAP)’
Companies

are

required

to

perform

a

formal

Internal

Capital

Adequacy

Assessment
Process

(ICAAP)

as

part

of

the

Pillar

2

requirements

(BIPRU)

and

to

provide

this

document

to

the

PRA

on

a

yearly

basis.

The

ICAAP

document
summarises

the

Barclays

Bank

Group’s

risk

management

framework,

including

approach

to

managing

all

risks

(i.e.

Pillar

1

and

non

-

Pillar

1

risks);
and,

the

Barclays

Bank

Group’s

risk

appetite,

economic

capital

and

stress

testing

frameworks.

‘Internal

model

method

(IMM)’

In

the

context

of

RWAs,

RWAs

for

which

the

exposur

e

amount

has

been

derived

via

the

use

of

a

PRA

approved
internal

counterparty

credit

risk

model.

‘Internal

Ratings

Based

(IRB)’

An

approach

under

the

CRR

framework

that

relies

on

the

bank’s

internal

models

to

derive

the

risk

weights.

The

IRB
approach

is

d

ivided

into

two

alternative

applications,

Advanced

and

Foundation:

–
Advanced

IRB

(A

-

IRB):

the

bank

uses

its

own

estimates

of

probability

of

default

(PD),

loss

given

default

(LGD)

and

credit

conversion
factor

to

model

a

given

risk

exposure.

–
Foundation

IRB:

the

bank

applies

its

own

PD

as

for

Advanced,

but

it

uses

standard

parameters

for

the

LGD

and

the

credit

conversion
factor.

The

Foundation

IRB

approach

is

specifically

designed

for

wholesale

credit

exposures.

Hence

retail,

equity,

securitisation

positions
and

non

-

credit

obligations

asset

exposures

are

treated

under

standardised

or

A

-

IRB.

‘Investment

Bank’
The

Barclays

Bank

Group’s

investment

bank

which

consists

of

origination

led

and

returns

focused

markets

and

banking

business
which

forms

part

of

the

Corp

orate

and

Investment

Bank

segment

of

Barclays

International

.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

243
‘Investment

Banking

Fees’

In

the

context

of

Investment

Bank

Analysis

of

Total

Income,

fees

generated

from

origination

activity

businesses

–
including

financial

advisory,

debt

and

equity

underwriting.

‘Investment

grade’

A

debt

security,

treasury

bill

or

similar

instrument

with

a

credit

rating

of

AAA

to

BBB

as

measured

by

external

credit

rating
agencies.

‘ISDA

Master

Agreement’

The

most

commonly

used

master

contract

for

OTC

derivative

transactions

internationally.

It

is

part

of

a

framework

of
documents,

designed

to

enable

OTC

deriv

atives

to

be

documented

fully

and

flexibly.

The

framework

consists

of

a

master

agreement,

a

schedule,
confirmations,

definition

booklets,

and

a

credit

support

annex.

The

ISDA

master

agreement

is

published

by

the

International

Swaps

and

Derivatives
Association

(ISDA).

‘Key

Risk

Scenarios

(KRS)’
Key

Risk

Scenarios

are

a

summary

of

the

extreme

potential

risk

exposure

for

each

Key

Risk

in

each

business

and

function,
including

an

assessment

of

the

potential

frequency

of

risk

events,

the

average

size

of

losses

and

three

extreme

scenarios.

The

Key

Risk

Scenario
assessments

are

a

key

input

to

the

Advanced

Measurement

Approach

calculation

of

regulatory

and

economic

capital

requirements.
‘Large

exposure’
A

large

exposure

is

defined

as

the

total

exposure

of

a

bank

to

a

counterparty

or

group

of

connected

clients,

whether

in

the

banking
book

or

trading

book

or

both,

which

in

aggregate

equals

or

exceeds

10%

of

the

bank's

eligible

capital.
‘Legal

risk’

The

risk

of

loss

or

imposition

of

penalties,

damages

or

fines

from

the

failure

of

the

Barclays

Bank

Group

to

meet

its

legal

obligations
including

regulatory

or

contractual

requirements.
‘Lender

Option

Borrower

Option

(LOBO)’

A

clause

previously

included

in

ESHLA

loans

that

allowed

Barclays,

on

specific

dates,

to

raise

the

fixed
interest

rate

on

the

loan,

upon

which

the

borrower

had

the

option

to

either

continue

with

the

loan

at

the

higher

rate,

or

re

-

pay

the

loan

at

par.
‘Lending’
In

the

context

of

Investment

Bank

Analysis

of

Total

Income,

lending

income

includes

net

interest

income,

gains

or

losses

on

loan

sale
activity,

and

risk

management

activity

relating

to

the

loan

portfolio.
‘Letters

of

credit’

A

letter

typically

used

for

the

purposes

of

international

trade

guaranteeing

that

a

debtor’s

payment

to

a

creditor

will

be

made

on
time

and

in

full.

In

the

event

that

the

debtor

is

unable

to

make

payment,

the

bank

will

be

required

to

cover

the

full

or

rem

aining

amount

of

the
purchase.
‘Level

1

assets’
High

quality

liquid

assets

under

the

Basel

Committee’s

Liquidity

Coverage

Ratio

(LCR),

including

cash,

central

bank

reserves

and
higher

quality

government

securities.

‘Level

2

assets’

Under

the

Basel

Committe

e’s

Liquidity

Coverage

Ratio

high

quality

liquid

assets

(HQLA)

are

comprised

of

Level

1

and

Level

2

assets,
with

the

latter

comprised

of

Level

2A

and

Level

2B

assets.

Level

2A

assets

include,

for

example,

lower

quality

government

securities,

covered

bonds
and

corporate

debt

securities.

Level

2B

assets

include,

for

example,

lower

rated

corporate

bonds,

residential

mortgage

backed

securities

and
equities

that

meet

certain

conditions.
‘Lifetime

expected

credit

losses’

An

assessment

of

expected

losses

associated

with

default

events

that

may

occur

during

the

life

of

an

exposure,
reflecting

the

present

value

of

cash

shortfalls

over

the

remaining

expected

life

of

the

asset.
‘Lifetime

Probability’

The

likelihood

of

accounts

entering

default

during

the

expected

remai

ning

life

of

the

asset.
‘Liquidity

Coverage

Ratio

(LCR)’

The

ratio

of

the

stock

of

high

quality

liquid

assets

to

expected

net

cash

outflows

over

the

next

30

days.

High

-

quality
liquid

assets

should

be

unencumbered,

liquid

in

markets

during

a

time

of

stress

and,

ideally,

be

central

bank

eligible.

These

include,

for

example,
cash

and

claims

on

central

governments

and

central

banks.

‘Liquidity

Pool’

The

Barclays

Bank

Group

liquidity

pool

comprises

cash

at

central

banks

and

highly

liquid

collateral

specifically

held

by

the

Barclays
Bank

Group

as

a

contingency

to

ena

ble

the

bank

to

meet

cash

outflows

in

the

event

of

stressed

market

conditions.

‘Liquidity

Risk’
The

risk

that

the

Barclays

Bank

Group

is

unable

to

meet

its

contractual

or

contingent

obligations

or

that

is

does

not

have

the
appropriate

amount,

tenor

and

composition

of

funding

and

liquidity

to

support

its

assets.

‘Liquidity

risk

appetite

(LRA)’

The

level

of

liquidity

risk

that

the

Barclays

Bank

Group

chooses

to

take

in

pursuit

of

its

business

objectives

and

in
meeting

its

regulatory

obligations.
‘Liquidity

Risk

Management

Framework

(the

Liquidity

Framework)’
The

Liquidity

Risk

Management

Framework

(the

Liquidity

Framework),

which

is
sanctioned

by

the

Board

Risk

Committee

(BRC)

and

which

incorporates

liquidity

policies,

systems

and

controls

that

the

Barclays

Bank

Group

has
implemented

to

manage

liquidity

risk

within

tolerances

approved

by

the

Board

and

regulatory

agencies.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

244
‘Litigation

and

conduct

charges’

or

‘Litigation

and

conduct’
Litigation

and

conduct

charges

include

regulatory

fines,

litigation

settlements

and
conduct

related

customer

redress.
‘Loan

loss

rate’

Quoted

in

basis

points

and

represents

total

impairment

charges

divided

by

gross

loans

and

advances

held

at

amortised

cost

at

the
balance

sheet

date.
‘Loan

to

deposit

ratio’

Loans

and

advances

at

amortised

costs

divided

by

deposits

at

amortised

cost.
‘Loan

to

value

(LTV)

ratio’

Expresses

the

amount

borrowed

against

an

asset

(i.e.

a

mortgage)

as

a

percentage

of

the

appraised

value

of

the

asset.
The

ratios

are

used

in

determini

ng

the

appropriate

level

of

risk

for

the

loan

and

are

generally

reported

as

an

average

for

new

mortgages

or

an

entire
portfolio.

Also

see

‘Marked

to

market

(MTM)

LTV

ratio.’

‘London

Interbank

Offered

Rate

(LIBOR)’

A

benchmark

interest

rate

at

which

banks

can

borrow

funds

from

other

banks

in

the

London

interbank
market.

‘Long

-

term

refinancing

operation

(LTRO)’

The

European

Central

Bank’s

3

year

long

term

bank

refinancing

operation.

‘Loss

Given

Default

(LGD)’

The

p

ercentage

of

Exposure

at

Default

(EAD)

(defined

above)

that

will

not

be

recovered

following

default.

LGD
comprises

the

actual

loss

(the

part

that

is

not

expected

to

be

recovered),

together

with

the

economic

costs

associated

with

the

recovery

process.

‘Management

VaR’

A

measure

of

the

potential

loss

of

value

arising

from

unfavourable

market

movements

at

a

specific

confidence

level,

if

current
positions

were

to

be

held

unchanged

for

predefined

period.

Corporate

and

Investment

Bank

uses

Management

VaR

with

a

two

-

year

equally
weighted

historical

period,

at

a

95%

confidence

level,

with

a

one

day

holding

period.

‘Mandatory

break

clause’

In

the

context

of

counterparty

credit

risk,

a

contract

clause

that

means

a

trade

will

be

ended

on

a

particular

date.
‘Marked

to

market

approach’

A

counterparty

credit

risk

exposure

calculation

approach

which

uses

the

current

mark

to

market

value

of

derivative
positions

as

well

as

a

potential

future

exposure

add

-

on

to

calculate

an

exposure

to

which

a

risk

weight

can

be

applied.

Thi

s

is

also

known

as

the
Current

Exposure

Method.
‘Marked

to

market

(MTM)

LTV

ratio’

The

loan

amount

as

a

percentage

of

the

current

value

of

the

asset

used

to

secure

the

loan.

Also

see

‘Balance
weighted

Loan

to

Value

(LTV)

ratio’

and

‘Valuation

weighted

Loan

to

Value

(LTV)

ratio.’
‘Market

risk’

The

risk

of

loss

arising

from

potential

adverse

changes

in

the

value

of

the

Barclays

Bank

Group’s

assets

and

liabilities

from

fluctuation
in

market

variables

including,

but

not

limited

to,

interest

rates,

foreign

excha

nge,

equity

prices,

commodity

prices,

credit

spreads,

implied

volatilities
and

asset

correlations.

‘Master

netting

agreements’

An

agreement

that

provides

for

a

single

net

settlement

of

all

financial

instruments

and

collateral

covered

by

the
agreement

in

the

event

of

the

counterparty’s

default

or

bankruptcy

or

insolvency,

resulting

in

a

reduced

exposure.
‘Master

trust

securitisation

programmes’

A

securitisation

structure

where

a

trust

is

set

up

for

the

purpose

of

acquiring

a

pool

of

receivables.

The
trust

issues

multiple

series

of

securities

backed

by

these

receivables.
‘Matchbook

(or

matched

book)’

An

asset/liability

management

strategy

where

assets

are

matched

against

liabilities

of

equivalent

value

and
maturity.

‘Material

Risk

Takers

(MRTs)’
Categories

o

f

staff

whose

professional

activities

have

or

are

deemed

to

have

a

material

impact

on

Barclays’

risk
profile,

as

determined

in

accordance

with

the

European

Banking

Authority

regulatory

technical

standard

on

the

identification

of

such

staff.
‘Medium

-

Term

Notes’

Corporate

notes

(or

debt

securities)

continuously

offered

by

a

company

to

investors

through

a

dealer.

Investors

can

choose
from

differing

maturities,

ranging

from

nine

months

to

30

years.

They

can

be

issued

on

a

fixed

or

floating

coupon

basis

or

with

an

exotic

coupon;
with

a

fixed

maturity

date

(non

-

callable)

or

with

embedded

call

or

put

options

or

early

repayment

triggers.

MTNs

are

most

generally

issued

as
senior,

unsecured

debt.
‘Methodology

and

policy’
In

the

context

of

the

Capital

Risk

section,

the

effect

on

RWAs

of

methodology

changes

driven

by

regulatory

policy
changes

.

‘MiFId

II’
The

Markets

in

Financial

Instruments

Directive

2004/39/EC

(known

as

"MiFID"

I)

as

subsequently

amended

to

MiFID

II

is

a

European
Union

law

that

provides

harmonised

regulation

for

investment

services

across

the

31

member

states

of

the

European

Economic

Area.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

245
‘Minimum

requirement

for

own

funds

and

eligible

liabilities

(MREL)’

A

European

Union

wide

requirement

under

the

Bank

Recovery

and

Resolution
Directive

for

all

European

banks

and

investment

banks

to

hold

a

minimum

level

of

equity

and/or

loss

absorbing

eligible

liabilities

to

ensure

the
operation

of

the

bail-

in

tool

to

absorb

losses

and

recapitalise

an

institution

in

resolution.

An

institution’s

MREL

requirement

is

set

by

its

resolution
authority.

Amendments

in

the

EU

Risk

Reduction

Measure

package

are

designed

to

align

MREL

and

TLAC

for

EU

G

-

SIBs.

‘Model

risk’
The

risk

of

the

potential

adverse

consequences

from

financial

assessments

or

decisions

based

on

incorrec

t

or

misused

model

outputs
and

reports.

‘Model

updates’
In

the

context

of

the

Capital

Risk

section,

changes

in

RWAs

caused

by

model

implementation,

changes

in

model

scope

or

any
changes

required

to

address

model

malfunctions.

‘Model

validation’

Process

through

which

models

are

independently

challenged,

tested

and

verified

to

prove

that

they

have

been

built,

implemented
and

used

correctly,

and

that

they

continue

to

be

fit-for

-purpose.

‘Modelled

—VaR’

In

the

context

of

RWAs,

Market

risk

calculated

using

value

at

risk

models

laid

down

by

the

CRR

and

supervised

by

the

PRA.

‘Money

market

funds’

Investment

funds

typically

invested

in

short

-

term

debt

securities.

‘Monoline

derivatives’

Derivatives

with

a

monoline

insurer

such

as

credit

default

swaps

referencing

the

underlying

exposures

held.
‘Moody’s’

A

credit

rating

agency.

‘Mortgage

Current

Accounts

(MCA)

Reserves’
A

secured

overdraft

facility

available

to

home

loan

customers

which

allows

them

to

borrow

against
the

equity

in

their

home.

It

allows

draw

-

down

up

to

an

agreed

available

limit

on

a

separate

but

connected

account

to

the

main

mortgage

loan
facility.

The

balance

drawn

must

be

repaid

on

redemption

of

the

mortgage.
‘Multilateral

development

banks’

Financial

institutions

created

for

the

purposes

of

development,

where

membership

transcends

national
boundaries.
‘National

discretion’

Discretions

in

CRD

given

to

member

states

to

allow

the

local

regulator

additional

powers

in

the

application

of

certain

CRD

rules
in

its

jurisdiction.

‘Net

asset

value

per

share’

Calculated

by

dividing

shareholders’

equity,

excluding

non

-

controlling

interests

and

other

equity

instruments,

b

y

the
number

of

issued

ordinary

shares.

‘Net

interest

income

(NII)’

The

difference

between

interest

income

on

assets

and

interest

expense

on

liabilities.

‘Net

interest

margin

(NIM)’

Net

interest

income

divided

by

the

sum

of

average

customer

assets.
‘Net

investment

income’

Changes

in

the

fair

value

of

financial

instruments

designated

at

fair

value,

dividend

income

and

the

net

result

on

disposal
of

available

for

sale

assets.

‘Net

Stable

Funding

Ratio

(NSFR)’

The

ratio

of

available

stable

funding

to

require

d

stable

funding

over

a

one

year

time

horizon,

assuming

a

stressed
scenario.

The

ratio

is

required

to

be

over

100%.

Available

stable

funding

would

include

such

items

as

equity

capital,

preferred

stock

with

a

maturity
of

over

1

year,

or

liabilities

with

a

m

aturity

of

over

1

year.

The

required

amount

of

stable

funding

is

calculated

as

the

sum

of

the

value

of

the

assets
held

and

funded

by

the

institution,

multiplied

by

a

specific

required

stable

funding

(RSF)

factor

assigned

to

each

particular

asset

type,

adde

d

to

the
amount

of

potential

liquidity

exposure

multiplied

by

its

associated

RSF

factor.

‘Net

trading

income’

Gains

and

losses

arising

from

trading

positions

which

are

held

at

fair

value,

in

respect

of

both

market

-

making

and

customer
business,

together

with

interest,

dividends

and

funding

costs

relating

to

trading

activities.
‘Net

write-

off

rate’

Expressed

as

a

p

ercentage

and

represents

balances

written

off

in

the

reporting

period

less

any

post

write-

off

recoveries

divided
by

gross

loans

and

advances

held

at

amortised

cost

at

the

balance

sheet

date.
‘Net

written

credit

protection’

In

the

context

of

leverage

exposu

re,

the

net

notional

value

of

credit

derivatives

protection

sold

and

credit

derivatives
protection

bought.

‘New

bookings’
The

total

of

the

original

balance

on

accounts

opened

in

the

reporting

period,

including

any

applicable

fees

and

charges

included

in
the

loan

amount.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

246
‘Non

-

asset

backed

debt

instruments’

Debt

instruments

not

backed

by

collateral,

including

government

bonds;

US

agency

bonds;

corporate

bonds;
commercial

paper;

certificates

of

deposit;

convertible

bonds;

corporate

bonds

and

issued

notes.

‘Non

-

customer

net

interest

income’

/

‘Non

-

customer

interest

income’

Principally

comprises

the

impact

of

product

and

equity

structural

hedges,

as
well

as

certain

other

net

interest

income

received

on

government

bonds

and

other

debt

securities

held

for

the

pu

rposes

of

interest

rate

hedging

and
liquidity

for

local

banking

activities.

‘Non

-

model

method

(NMM)’

In

the

context

of

RWAs,

Counterparty

credit

risk,

RWAs

where

the

exposure

amount

has

been

derived

through

the

use
of

CRR

norms,

as

opposed

to

an

internal

model.

‘Non

-

performance

costs’

Costs

other

than

performance

costs.
‘Non

-

performing

proportion

of

outstanding

balances’

Defined

as

balances

greater

than

90

days

delinquent

(including

forbearance

accounts

greater
than

90

days

and

accounts

charged

off

to

recoveries),

expressed

as

a

percentage

of

outstanding

balances.

‘Non

-

performing

balances

impairment

coverage

ratio’

Impairment

allowance

held

against

non

performi

ng

balances

expressed

as

a

percentage

of
non

performing

balances.
‘Non

-

Traded

Market

Risk’
The

risk

that

the

current

or

future

exposure

in

the

banking

book

(i.e.

non

-

traded

book)

will

impact

bank's

capital

and/or
earnings

due

to

adverse

movements

in

Intere

st

or

foreign

exchange

rates.
‘Non

-

Traded

VaR’
Reflects

the

volatility

in

the

value

of

the

fair

value

through

other

comprehensive

income

(FVOCI)

investments

in

the

liquidity

pool
which

flow

directly

through

capital

via

the

FVOCI

reserve.

The

underlying

methodology

to

calculate

non

-

traded

VaR

is

similar

to

Traded
Management

VaR,

but

the

two

measures

are

not

directly

comparable.

The

Non

-

Traded

VaR

represents

the

volatility

to

capital

driven

by

the

FVOCI
exposures.

These

exposures

are

in

the

banking

book

and

d

o

not

meet

the

criteria

for

trading

book

treatment.

‘Notch’

A

single

unit

of

measurement

in

a

credit

rating

scale.

‘Notional

amount’
The

nominal

or

face

amount

of

a

financial

instrument,

such

as

a

loan

or

a

derivative,

that

is

used

to

calculate

payments

m

ade

on
that

instrument.

‘Open

Banking’
The

Payment

Services

Directive

(PSD2)

and

the

Open

API

standards

and

data

sharing

remedy

imposed

by

the

UK

Competition

and
Markets

Authority

following

its

Retail

Banking

Market

Investigation

Order.

‘Operational

risk’

The

risk

of

loss

to

the

bank

from

inadequate

or

failed

processes

or

systems,

human

factors

or

due

to

external

events

(for

example,
fraud)

where

the

root

cause

is

not

due

to

credit

or

market

risks.
‘Operational

Riskdata

eXchange

(ORX)’

The

Operational

Riskdata

eXchange

Association

(ORX)

is

a

not

-

for

-

profit

industry

association

dedicated

to
advancing

the

measurement

and

management

of

operational

risk

in

the

global

financial

services

industry.

Barclays

is

a

member

of

ORX.
‘Origination

led’

Focus

on

high

marg

in,

low

capital

fee

based

activities

and

related

hedging

opportunities.

‘Origination

exposure

model’

A

technique

used

to

measure

the

counterparty

credit

risk

of

losing

anticipated

cash

flows

from

forwards,

swaps,
options

and

other

derivatives

contracts

in

the

event

the

counterparty

to

the

contract

should

default.
‘OSII’
Other

systemically

important

institutions

are

institutions

that

are

deemed

to

create

risk

to

financial

stability

due

to

their

systemic

importance.

‘Over

-

the-

counter

(OTC)

derivatives’

Deriv

ative

contracts

that

are

traded

(and

privately

negotiated)

directly

between

two

parties.

They

offer
flexibility

because,

unlike

standardised

exchange

-

traded

products,

they

can

be

tailored

to

fit

specific

needs.
‘Overall

capital

requirement’

The

overall

capital

requirement

is

the

sum

of

capital

required

to

meet

the

total

of

a

Pillar

1

requirement,

a

Pillar

2A
requirement,

a

Global

Systemically

Important

Institution

(G

-

SII)

buffer,

a

Capital

Conservation

Buffer

(CCB)

and

a

Countercyclical

Capital

Buffer
(CCyB).
‘Own

credit’

The

effect

of

changes

in

the

Barclays

Bank

Group’s

own

credit

standing

on

the

fair

value

of

financial

liabilities.

‘Owner

occupied

mortgage’
A

mortgage

where

the

intention

of

the

customer

was

to

occupy

the

property

at

origination.

‘Own

funds’
The

sum

of

Tier

1

and

Tier

2

capital.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

247
‘Past

due

items’
Refers

to

loans

where

the

borrower

has

failed

to

make

a

payment

when

due

under

the

terms

of

the

loan

contract.

‘Payment

Protection

Insurance

(PPI)

redress’

Provision

for

the

settlement

of

PPI

miss-selling

claims

and

related

claims

management

costs.
‘Pension

Risk’
The

risk

of

the

Barclays

Bank

Group’s

earnings

and

capital

being

adversely

impacted

by

the

Barclays

Bank

Group’s

defined

benefit
obligations

increa

sing

or

the

value

of

the

assets

backing

these

defined

benefit

obligations

decreasing

due

to

changes

in

both

the

level

and

volatility
of

prices.

‘Performance

costs’

The

accounting

charge

recognised

in

the

period

for

performance

awards.

For

deferred

incentives

and

long

-

term

incentives,

the
accounting

charge

is

spread

over

the

relevant

periods

in

which

the

employee

delivers

service.

‘Personal

Banking’
Offers

retail

ad

vice,

products

and

services

to

community

and

premier

customers

in

the

UK.

‘Period

end

allocated

tangible

equity’

Allocated

tangible

equity

is

calculated

as

13.0%

(2018:

13.0%)

of

RWAs

for

each

business,

adjusted

for

capital
deductions,

excluding

goodwill

and

intangible

assets,

reflecting

assumptions

the

Barclays

Bank

Group

uses

for

capital

planning

purposes.

Head
Office

allocated

tangible

equity

represents

the

difference

between

the

Barclays

Bank

Group’s

tangible

shareholders’

equity

and

the

amounts
allocated

to

businesses.

‘Pillar

1

requirements’
The

minimum

regulatory

capital

requirements

to

meet

the

sum

of

credit

(including

counterparty

credit),

market

and
operational

risk.

‘Pillar

2A

requirements’
The

additional

regulatory

capital

requirement

to

meet

risks

not

captured

under

Pillar

1

requirements.

This

requirement

is
the

outcome

of

the

bank’s

Internal

Capital

Adequacy

Assessment

Process

(ICAAP)

and

the

complementary

supervisory

review

and

evaluation
carried

out

by

the

PRA.

‘Post

-

model

adjustment

(PMA)’

In

the

context

of

Basel

models,

a

PMA

is

a

short

term

increase

in

regulatory

capital

applied

at

portfolio

level

to
account

for

model

input

data

deficiencies,

inadequate

model

performance

or

changes

to

regulatory

definitions

(e.g.

definition

of

defau

lt)

to

ensure
the

model

output

is

accurate,

complete

and

appropriate.
‘Potential

Future

Exposure

(PFE)

on

Derivatives’

A

regulatory

calculation

in

respect

of

the

Barclays

Bank

Group’s

potential

future

credit

exposure

on
both

exchange

traded

and

OTC

derivat

ive

contracts,

calculated

by

assigning

a

standardised

percentage

(based

on

the

underlying

risk

category

and
residual

trade

maturity)

to

the

gross

notional

value

of

each

contract.
‘PRA

waivers’

PRA

approvals

that

specifically

give

permission

to

the

bank

to

either

modify

or

waive

existing

rules.

Waivers

are

specific

to

an
organisation

and

require

applications

being

submitted

to

and

approved

by

the

PRA.
‘Primary

securitisations’

The

issuance

of

securities

(bonds

and

commercial

papers)

for

fund

-raising.
‘Primary

Stress

Tests’

In

the

context

of

Traded

Market

Risk,

Stress

Testing

provides

an

estimate

of

potentially

significant

future

losses

that

might
arise

from

extreme

market

moves

or

scenarios.

Primary

Stress

Tests

apply

stress

moves

to

key

liquid

risk

factors

for

each

of

the

major

trading

asset
classes.
‘Prime

Services’

Involves

financing

of

fixed

income

and

equity

positions

using

Repo

and

stock

lending

facilities.

The

Prime

Services

business

also
provides

brokerage

facilitation

services

for

hedge

fund

clients

offering

execution

and

clearance

facilities

for

a

variety

of

asset

classes.

‘Principal’

In

the

context

of

a

loan,

the

amount

borrowed,

or

the

part

of

the

amount

borrowed

which

remains

unpaid

(excluding

interest).

‘Principal

Investments’

Private

equ

ity

investments.

‘Principal

Risks’

The

principal

risks

affecting

the

Barclays

Bank

Group

described

in

the

risk

review

section

of

the

Barclays

PLC

Annual

Report.
‘Private

equity

investments’

Investments

in

equity

securities

in

operating

companies

not

quoted

on

a

public

exchange.

Investment

in

private

equity
often

involves

the

investment

of

capital

in

private

companies

or

the

acquisition

of

a

public

company

that

results

in

the

delisting

of

public

equity.
Capital

for

private

equity

investment

is

raised

b

y

retail

or

institutional

investors

and

used

to

fund

investment

strategies

such

as

leveraged

buyouts,
venture

capital,

growth

capital,

distressed

investments

and

mezzanine

capital.

‘Private

-

label

securitisation’

Residential

mortgage

backed

security

transactions

sold

or

guaranteed

by

entities

that

are

not

sponsored

or

owned

by
the

government.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

248
‘Probability

of

Default

(PD)’

The

likelihood

that

a

loan

will

not

be

repaid

and

will

fall

into

default.

PD

may

be

calculated

for

each

client

who

has

a
loan

(normally

applicable

to

wholesale

customers/clients)

or

for

a

portfolio

of

clients

with

similar

attributes

(normally

applicable

to

retail
customers).

To

calculate

PD,

Barclays

assesses

the

credit

quality

of

borrowers

and

other

counterparties

and

assigns

them

an

internal

risk

rating.
Multiple

rating

methodologies

may

be

used

to

inform

the

rating

decision

on

individual

large

credits,

such

as

internal

and

external

models,

rating
agency

ratings,

and

for

wholesale

assets

market

information

such

as

credit

spreads.

For

smaller

credits,

a

single

source

may

suffice

such

as

the
result

from

an

internal

rating

model.
‘Product

structural

hedge’

An

interest

rate

hedge

in

place

to

reduce

earnings

volatility

on

product

balances

with

an

instant

access

(such

as

non-
interest

bearing

current

accounts

and

managed

rate

deposits)

and

to

smoothen

the

income

over

a

medium/long

term.

‘Properties

in

Possession

held

as

’Loans

and

Advances

to

Customers’’
Properties

in

the

UK

and

Italy

where

the

customer

continues

to

retain

legal
title

but

where

the

bank

has

enforced

the

possession

order

as

part

of

the

foreclosure

process

to

allow

for

the

disposal

of

the

asset

or

the

court

has
ordered

the

auction

of

the

property.
‘Properties

in

Possession

held

as

‘Other

Real

Estate

Owned’’
Properties

in

South

Africa,

where

the

bank

has

taken

legal

ownership

of

the

title

as

a
result

of

purchase

at

an

auction

or

similar

and

treated

as

‘Other

Real

Estate

Owned’

within

other

assets

on

the

bank’s

balance

sheet.
‘Proprietary

trading’

When

a

bank,

brokerage

or

other

financial

institution

trades

on

its

own

account,

at

its

own

risk,

rather

than

on

behalf

of
customers,

so

as

to

make

a

profit

for

itself.

‘Prudential

Regulation

Authority

(PRA)’

The

statutory

body

responsible

for

the

pruden

tial

supervision

of

banks,

building

societies,

insurers

and

a
small

number

of

significant

investment

banks

in

the

UK.

The

PRA

is

a

subsidiary

of

the

Bank

of

England.

‘Prudential

valuation

adjustment

(PVA)’

A

calculation

which

adjusts

the

accounting

values

of

positions

held

on

balance

sheet

at

fair

value

to

comply
with

regulatory

valuation

standards,

which

place

greater

emphasis

on

the

inherent

uncertainty

around

the

value

at

which

a

trading

book

position
could

be

exited.
‘Public

benchmark’

Unsecured

medium

term

notes

issued

in

public

syndicated

transactions.

‘Qualifying

central

bank

claims’
An

amount

calculated

in

line

with

the

PRA

policy

statement

allowing

banks

to

exclude

claims

on

the

central

bank
from

the

calculation

of

the

leverage

exposure

measure,

as

long

as

these

are

matched

by

deposits

denominated

in

the

same

currency

and

of
identical

or

longer

maturity.

‘Qualifying

Revolving

Retail

Exposure

(QRRE)’

In

the

context

of

the

IRB

approach

to

credit

risk

RWA

calculations,

an

exposure

meeting

the

criter

ia
set

out

in

BIPRU

4.6.42

R

(2).

It

includes

most

types

of

credit

card

exposure.
‘Rates’

In

the

context

of

Investment

Bank

income

analysis,

trading

revenue

relating

to

government

bonds

and

linear

interest

rate

derivatives.
‘Re-

aging’
The

returning

of

a

de

linquent

account

to

up

-

to-

date

status

without

collecting

the

full

arrears

(principal,

interest

and

fees).
‘Real

Estate

Mortgage

Investment

Conduits

(REMICs)’
An

entity

that

holds

a

fixed

pool

of

mortgages

and

that

is

separated

into

multiple

classes

of
interests

for

issuance

to

investors.
‘Recoveries

Impairment

Coverage

Ratio’

Impairment

allowance

held

against

recoveries

balances

expressed

as

a

percentage

of

balance

in

recoveries.

‘Recoveries

proportion

of

outstanding

balances’

Represents

the

amount

of

recoveries

(gross

month

-

end

customer

balances

of

all

accounts

that
have

charged

-

off)

as

at

the

period

end

compared

to

total

outstanding

balances.

The

size

of

the

recoveries

book

would

ultimately

have

an

impact

on
the

overall

impairment

requirement

on

the

p

ortfolio.

Balances

in

recoveries

will

decrease

if:

assets

are

written

-

off;

amounts

are

collected;

or

assets
are

sold

to

a

third

party

(i.e.

debt

sale).

‘Recovery

book’

Represents

the

total

amount

of

exposure

which

has

been

transferred

to

recovery

units

wh

o

set

and

implement

strategies

to
recover

the

Group’s

exposure.

‘Regulatory

capital’

The

amount

of

capital

that

a

bank

holds

to

satisfy

regulatory

requirements.

‘Renegotiated

loans’

Loans

are

generally

renegotiated

either

as

part

of

an

ongoing

customer

r

elationship

or

in

response

to

an

adverse

change

in

the
circumstances

of

the

borrower.

In

the

latter

case

renegotiation

can

result

in

an

extension

of

the

due

date

of

payment

or

repayment

plans

under
which

the

Barclays

Bank

Group

offers

a

concessionary

rate

of

interest

to

genuinely

distressed

borrowers.

This

will

result

in

the

asset

continuing

to
be

overdue

and

will

be

individually

impaired

where

the

renegotiated

payments

of

interest

and

principal

will

not

recover

the

original

carrying

amount
of

the

asset.

In

other

cases,

renegotiation

will

lead

to

a

new

agreement,

which

is

treated

as

a

new

loan.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

249
‘Repurchase

agreement

(Repo)’

/

‘Reverse

repurchase

agreement

(Reverse

repo)’

Arrangements

that

allow

counterparties

to

use

financial
securities

as

collateral

for

an

interest

bearing

cash

loan.

The

borrower

agrees

to

sell

a

security

to

the

lender

subject

to

a

commitment

to

repurchase
the

asset

at

a

specified

price

on

a

given

date.

For

the

party

selling

the

security

(and

agreeing

to

repurchase

it

in

the

future)

it

is

a

Repurchase
agreement

or

Repo;

for

the

counterparty

to

the

transaction

(buying

the

security

and

agreeing

to

sell

in

the

future)

it

is

a

Reverse

repurchase
agreement

or

Reverse

repo.

‘Reputation

risk’

The

risk

that

an

action,

transaction,

investment

or

even

t

will

reduce

trust

in

the

Barclays

Bank

Group’s

integrity

and

competence

by
clients,

counterparties,

investors,

regulators,

employees

or

the

public.
‘Re-securitisations’

The

repackaging

of

Securitised

Products

into

securities.

The

resulting

securities

are

therefore

securitisation

positions

where

the
underlying

assets

are

also

predominantly

securitisation

positions.

‘Reserve

Capital

Instruments

(RCIs)’

Hybrid

issued

capital

securities

which

may

be

debt

or

equity

accounted,

depending

on

the

terms.

‘Residential

Mortgage

-

Backed

Securities

(RMBS)’

Securities

that

represent

interests

in

a

group

of

residential

mortgages.

Investors

in

these

securities
have

the

right

to

cash

received

from

future

mortgage

payments

(interest

and/or

principal).

‘Residual

maturity’
The

remaining

contractual

term

of

a

credit

obligation

associated

with

a

credit

exposure.
‘Restructured

loans’

Comprises

loans

where,

for

economic

or

legal

reasons

related

to

the

debtor’s

financial

difficulties,

a

concession

has

been
granted

to

the

d

ebtor

that

would

not

otherwise

be

considered.

Where

the

concession

results

in

the

expected

cash

flows

discounted

at

the

original
effective

interest

rate

being

less

than

the

loan’s

carrying

value,

an

impairment

allowance

will

be

raised.

‘Retail

Loans’

Loan

s

to

individuals

or

small

and

medium

sized

enterprises

rather

than

to

financial

institutions

and

larger

businesses.

It

includes

both
secured

and

unsecured

loans

such

as

mortgages

and

credit

card

balances,

as

well

as

loans

to

certain

smaller

business

custom

ers,

typically

with
exposures

up

to

£3m

or

with

a

turnover

up

to

£5m.

‘Return

on

average

Risk

Weighted

Assets’

Statutory

profit

after

tax

as

a

proportion

of

average

RWAs.

‘Return

on

average

tangible

shareholders’

equity’

(RoTE)
Profit

after

tax

attributa

ble

to

ordinary

equity

holders

of

the

parent,

as

a

proportion

of
average

shareholders’

equity

excluding

non

-

controlling

interests

and

other

equity

instruments

adjusted

for

the

deduction

of

intangible

assets

and
goodwill.

‘Return

on

average

allocated

tangible

equity’
Profit

after

tax

attributable

to

ordinary

equity

holders

of

the

parent,

as

a

proportion

of

average
allocated

tangible

equity.
‘Risk

appetite’

The

level

of

risk

that

Barclays

is

prepared

to

accept

whilst

pursuin

g

its

business

strategy,

recognising

a

range

of

possible

outcomes

as
business

plans

are

implemented.
‘Risk

weighted

assets

(RWAs)’

A

measure

of

a

bank’s

assets

adjusted

for

their

associated

risks.

Risk

weightings

are

established

in

accordance

with
the

Basel

rules

as

implemented

by

CRR

and

local

regulators.

‘Risks

not

in

VaR

(RNIVS)’

Refers

to

all

the

key

market

risks

which

are

not

captured

or

not

well

captured

within

the

VaR

model

framework.
‘Roll

rate

analysis’

The

measurement

of

the

rate

at

which

retail

accounts

deteriorate

through

delinquency

phases.
‘Sales

commissions,

commitments

and

other

incentives’

Includes

commission

-

based

arrangements,

guaranteed

incentives

and

Long

Term
Incentive

Plan

awards.

‘Sarbanes

-

Oxley

requirements’

The

Sarbanes

-

Oxley

Act

2002

(SOX),

which

was

introduced

by

the

US

Government

to

safeguard

against

corporate
governance

scandals

such

as

Enron,

WorldCom

and

Tyco.

All

US-

listed

companies

must

comply

with

SOX.
‘Second

Lien’

Debt

that

is

issued

against

the

same

collateral

as

higher

lien

debt

but

that

is

subordinate

to

it.

In

the

case

of

default,

compensation

for
this

debt

will

only

be

received

after

the

first

lien

has

been

repaid

and

thus

represents

a

riskier

investment

than

the

first

lien.

‘Secondary

Stress

Tests’

Secondary

stress

tests

are

used

in

measuring

potential

losses

arising

from

illiquid

market

risks

that

cannot

be

hedged

or
reduced

within

the

time

period

covered

in

Primary

Stress

Tests.
‘Secured

Overnight

Financing

Rate

(SOFR)’
A

broad

measure

of

the

cost

of

borrowing

cash

overnight

collateralized

by

U.S.

Treasury

securities

in

the
repurchase

agreement

(repo)

market.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

250
‘Securities

Financing

Transactions

(SFT)’

In

the

context

of

RWAs,

any

of

the

following

transactions:

a

repurchase

transaction,

a

securities

or
commodities

lending

or

borrowing

transaction,

or

a

margin

lending

transaction

whereby

cash

collateral

is

received

or

paid

in

respect

of

the

transfer
of

a

related

asset.

‘Securities

financing

transactions

adjustments’

In

the

context

of

leverage

ratio,

a

regulatory

add

-

on

calculated

as

exposure

less

collateral,

taking
into

account

master

netting

agreements.
‘Securities

lending

arrangements’

Arrangements

whereby

securities

are

legally

transferred

to

a

third

party

subject

to

an

agreement

to

return

them
at

a

future

date.

The

counterparty

generally

provides

collateral

against

non

performance

in

the

form

of

cash

or

other

assets.

‘Securitisation’

Typically,

a

process

by

which

debt

instruments

such

as

mortgage

loans

or

credit

card

balances

are

aggregated

into

a

pool,

which

is
used

to

back

new

securities.

A

company

sells

assets

to

a

special

purpose

vehicle

(SPV)

which

then

issues

securities

backed

b

y

the

assets.

This
allows

the

credit

quality

of

the

assets

to

be

separated

from

the

credit

rating

of

the

original

borrower

and

transfers

risk

to

external

investors.

‘Set-off

clauses’

In

the

context

of

Counterparty

credit

risk,

contract

clauses

that

allow

Barclays

to

set

off

amounts

owed

to

us

by

a

counterparty
against

amounts

owed

by

us

to

the

counterparty.
‘Settlement

balances’

Are

receivables

or

payables

recorded

between

the

date

(the

trade

date)

a

financial

instrument

(such

as

a

bond)

is

sold,
purchased

or

otherwise

closed

out,

and

the

date

the

asset

is

delivered

by

or

to

the

entity

(the

settlement

date)

and

cash

is

received

or

paid.
‘Settlement

risk’

The

risk

that

settlement

in

a

transfer

system

will

not

take

place

as

expected,

usually

owing

to

a

party

defaulting

on

one

or

more
settlement

obligations.
‘Significant

Increase

in

Credit

Risk

(SICR)’

Barclays

assesses

when

a

significant

increase

in

credit

risk

has

occurred

based

on

quantitative

and
qualitative

assessments.
‘Slotting’

Slotting

is

a

Basel

2

app

roach

that

requires

a

standard

set

of

rules

to

be

used

in

the

calculation

of

RWAs,

based

upon

an

assessment

of
factors

such

as

the

financial

strength

of

the

counterparty.

The

requirements

for

the

application

of

the

Slotting

approach

are

detailed

in

BIPRU

4

.5.
‘Sovereign

exposure(s)’

Exposures

to

central

governments,

including

holdings

in

government

bonds

and

local

government

bonds.

‘Specific

market

risk’

A

risk

that

is

due

to

the

individual

nature

of

an

asset

and

can

potentially

be

diversified

or

the

risk

of

a

price

change

in

an
investment

due

to

factors

related

to

the

issuer

or,

in

the

case

of

a

derivative,

the

issuer

of

the

underlying

investment.
‘Spread

risk’

Measures

the

impact

of

changes

to

the

swap

spread,

i.e.

the

difference

between

swap

rates

and

government

bond

yields.

‘SRB

ALRB’

The

systemic

risk

buffer

(SRB)

additional

leverage

ratio

buffer

(ALRB)

is

firm

specific

requirement

set

by

the

PRA

using

its

powers

under
section

55M

of

the

Financial

Services

and

Markets

Act

(2000).

Barclays

is

required

to

hold

an

amount

of

CET1

capital

that

is

equal

to

or

greater
than

its

ALRB.
‘Stage

1’

This

represents

financial

instruments

where

the

credit

risk

of

the

financial

instrument

has

not

increased

significantly

since

initial
recognition.

Stage

1

financial

instruments

are

required

to

recognise

a

12

month

expected

credit

loss

allowance.
‘Stage

2’

This

represents

financial

instruments

where

the

credit

risk

of

the

financial

instrument

has

increased

significantly

since

initial

recognition.
Stage

2

financial

instruments

are

required

to

recognise

a

lifetime

expected

credit

loss

allowance.
‘Stage

3’

This

represents

financial

instruments

where

the

financial

instrument

is

considered

impaired.

Stage

3

financial

instruments

are

required

to
recognise

a

lifetime

expected

credit

loss

allowance.
‘Standard

&

Poor’s’

A

credit

rating

agency.

‘Standby

facilities,

credit

lines

and

other

commitments’

Agreements

to

lend

to

a

customer

in

the

future,

subject

to

certain

conditions.

Such
commitments

are

either

made

for

a

fixed

period,

or

have

no

specific

maturity

but

are

cancellable

by

the

lender

subject

to

notice

requirements.

‘Statutory’

Line

items

of

income,

expense,

profit

or

loss,

assets,

liabilities

or

equity

stated

in

accordance

with

the

requirements

of

the

UK

Companies
Act

2006

and

the

requirements

of

International

Financial

Reporting

Standards

(IFRS).
‘Statutory

return

on

average

shareholders’

equity’

Statutory

profit

after

tax

attributable

to

ordinary

shareholders

as

a

proportion

of

average
shareholders’

equity.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

251
‘STD’

/

‘Standardised

Approach’

A

method

of

calculating

RWAs

that

relies

on

a

mandatory

framework

set

by

the

regulator

to

derive

risk

weights
based

on

counterparty

type

and

a

credit

rating

provided

by

an

External

Credit

Assessment

Institute.

‘Sterling

Over

Night

Index

Average

(SONIA)’

Reflects

bank

and

building

societies’

wholesale

overnight

funding

rates

in

the

sterling

u

nsecured
market

administrated

and

calculated

by

the

Bank

of

England

.
‘Stress

Testing’

A

process

which

involves

identifying

possible

future

adverse

events

or

changes

in

economic

conditions

that

could

have
unfavourable

effects

on

the

Barclays

Bank

Group

(either

financial

or

non

-

financial),

assessing

the

Barclays

Bank

Group’s

ability

to

withstand

such
changes,

and

identifying

management

actions

to

mitigate

the

impact.

‘Stressed

Value

at

Risk

(SVaR)’
An

estimate

of

the

potential

loss

arising

from

a

12

-

month

p

eriod

of

significant

financial

stress

calibrated

to

99%
confidence

level

over

a

10

-

day

holding

period.
‘Structured

entity’

An

entity

in

which

voting

or

similar

rights

are

not

the

dominant

factor

in

deciding

control.

Structured

entities

are

generally
create

d

to

achieve

a

narrow

and

well

defined

objective

with

restrictions

around

their

ongoing

activities.
‘Structural

hedge’

/

‘hedging’

An

interest

rate

hedge

in

place

to

reduce

earnings

volatility

and

to

smoothen

the

income

over

a

medium/long

term
on

positions

that

exist

within

the

balance

sheet

and

do

not

re

-

price

in

line

with

market

rates.

See

also

‘Equity

structural

hedge’

and

‘Product
structural

hedge’.

‘Structural

model

of

default’
A

model

based

on

the

assumption

that

an

obligor

will

default

when

its

assets

are

insufficient

to

cover

its

liabilities.
‘Structured

credit’

Includes

legacy

structured

credit

portfolio

primarily

comprising

derivative

exposure

and

financing

exposure

to

structured

credit
vehicles.
‘Structured

finance/notes’

A

structured

note

is

an

investment

tool

that

pays

a

return

linked

to

the

value

or

level

of

a

specified

asset

or

index

and
sometimes

offers

capital

protection

if

the

value

declines.

Structured

notes

can

be

linked

to

equities,

interest

rates,

funds,

commodities

and

foreign
currency

.

‘Sub

-prime’

Sub

-

prime

is

defined

as

loans

to

borrowers

typically

having

weakened

credit

histories

that

include

payment

delinquencies

and
potentially

more

severe

problems

such

as

court

judgments

and

bankruptcies.

They

may

also

display

reduced

repayment

capacity

as

measured

by
credit

scores,

high

debt

-

to-

income

ratios,

or

other

criteria

indicating

heightened

risk

of

default.
‘Subordinated

liabilities’

Liabilities

which,

in

the

event

of

insolvency

or

liquidation

of

the

issuer,

are

subordinated

to

the

claims

of

depositors

and
other

creditors

of

the

issuer.

‘Supranational

bonds’

Bonds

issued

by

an

international

organisation,

where

membership

transcends

n

ational

boundaries

(e.g.

the

European

Union
or

World

Trade

Organisation).
‘Synthetic

Securitisation

Transactions’

Securitisation

transactions

effected

through

the

use

of

derivatives.
‘Systemic

Risk

Buffer’

CET1

capital

that

may

be

required

to

be

held

as

pa

rt

of

the

Combined

Buffer

Requirement

increasing

the

capacity

of

UK

banks
to

absorb

stress

and

limiting

the

damage

to

the

economy

as

a

result

of

restricted

lending.
‘Tangible

net

asset

value’

Shareholders’

equity

excluding

non

-

controlling

interests

adjusted

for

the

deduction

of

intangible

assets

and

goodwill.

‘Tangible

net

asset

value

per

share

(TNAV)’

Calculated

by

dividing

shareholders’

equity,

excluding

non

-

controlling

interests

and

other

equity
instruments,

less

goodwill

and

intangible

assets,

by

the

number

of

issued

ordinary

shares.

‘Tangible

shareholders’

equity’

Shareholders’

equity

excluding

non

-

controlling

interests

and

other

equity

instruments

adjusted

for

the

deduction

of
intangibl

e

assets

and

goodwill.

‘Term

premium’

Additional

interest

required

by

investors

to

hold

assets

with

a

longer

period

to

maturity.

‘The

Fundamental

Review

of

the

Trading

Book

(FRTB)’

Is

a

comprehensive

suite

of

capital

rules

developed

by

the

Basel

Committe

e

on

Banking
Supervision

as

part

of

Basel

III

applicable

to

banks’

wholesale

trading

activities.
‘The

Standardised

Approach

(TSA)’
Under

the

TSA,

banks

are

required

to

hold

regulatory

capital

for

operational

risk

equal

to

the

annual

average,
calculated

over

a

rolling

three

-

year

period,

of

the

relevant

income

indicator

(across

all

business

lines),

multiplied

by

a

supervisory

defined
percentage

factor

by

business

lines.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

252
‘The

three

lines

of

defence’
The

three

lines

of

defence

operating

model

enables

Barclays

to

separate

risk

management

activities

between

those
client

facing

areas

of

the

Barclays

Bank

Group

and

associated

support

functions

responsible

for

identifying

risk,

operating

within

applicable

limits
and

escalating

risk

events

(first

line);

colleagues

in

Risk

and

Compliance

who

establish

the

limits,

rules

and

constraints

under

which

the

first

line
operates

and

monitors

their

performance

against

those

limits

and

constraints

(second

line);

and,

col

leagues

in

Internal

Audit

who

provide
assurance

to

the

Board

and

Executive

Management

over

the

effectiveness

of

governance,

risk

management

and

control

over

risks

(third

line).

The
Legal

function

does

not

sit

in

any

of

the

three

lines,

but

supports

them

all.

The

Legal

function

is,

however,

subject

to

oversight

from

Risk

and
Compliance

with

respect

to

operational

and

conduct

risks.
‘Tier

1

capital’

The

sum

of

the

Common

Equity

Tier

1

capital

and

Additional

Tier

1

capital.

‘Tier

1

capital

ratio’

The

ratio

which

expresses

Tier

1

capital

as

a

percentage

of

RWAs

under

CRR.

‘Tier

2

(T2)

capita
l’

A

type

of

capital

as

defined

in

the

CRR

principally

composed

of

capital

instruments,

subordinated

loans

and

share

premium
accounts

where

qualifying

conditio

ns

have

been

met.
‘Tier

2

(T2)

securities’

Securities

that

are

treated

as

Tier

2

(T2)

capital

in

the

context

of

CRR.

‘Total

capital

ratio’
Total

Regulatory

capital

as

a

percentage

of

RWAs.
‘Total

Loss

Absorbing

Capacity

(TLAC)’

A

standard

published

by

the

FSB

which

is

applicable

to

G

-

SIBs

and

requires

a

G

-

SIB

to

hold

a

prescriptive
minimum

level

of

instruments

and

liabilities

that

should

be

readily

available

for

bail-

in

within

resolution

to

absorb

losses

and

recapitalise

the
institution.
‘Total

outstanding

balance’
In

retail

banking,

total

outstanding

balance

is

defined

as

the

gross

month

-

end

customer

balances

on

all

accounts
including

accounts

charged

off

to

recoveries.

‘Total

return

swap’

An

instrument

whereby

the

seller

of

protection

r

eceives

the

full

return

of

the

asset,

including

both

the

income

and

change

in

the
capital

value

of

the

asset.

The

buyer

of

the

protection

in

return

receives

a

predetermined

amount.
‘Total

balances

on

forbearance

programmes

coverage

ratio’

Impairment

allowa

nce

held

against

Forbearance

balances

expressed

as

a

percentage

of
balance

in

forbearance.
‘Traded

Market

Risk’
The

risk

of

a

reduction

to

earnings

or

capital

due

to

volatility

of

trading

book

positions.

‘Trading

book’
All

positions

in

financial

instrument

s

and

commodities

held

by

an

institution

either

with

trading

intent,

or

in

order

to

hedge

positions
held

with

trading

intent.
‘Traditional

Securitisation

Transactions’

Securitisation

transactions

in

which

an

underlying

pool

of

assets

generates

cash

flows

to

service

payments
to

investors.
‘Transitional’

When

a

measure

is

presented

or

described

as

being

on

a

transitional

basis,

it

is

calculated

in

accordance

with

the

transitional
provisions

set

out

in

Part

Ten

of

CRR.
‘Treasury

and

Capital

Risk’

This

comprises

of

Liquidity

Risk,

Capital

Risk

and

Interest

Rate

Risk

in

the

Banking

Book.
‘Twelve

month

expected

credit

losses’

The

portion

of

the

lifetime

ECL

arising

if

default

occurs

within

12

months

of

the

reporting

date

(or

shorter
period

if

the

expected

life

is

less

than

12

months),

weighted

by

the

probability

of

said

default

occurring.
‘Twelve

month

PD’

The

likelihood

of

accounts

entering

default

within

12

months

of

the

reporting

date.
‘Unencumbered’

Assets

not

used

to

secure

liabilities

or

otherwise

pledged.

‘United

Kingdom

(UK)’

Geographic

segment

where

Barclays

operates

comprising

the

UK.

Also

see

‘Europe’.

‘UK

Bank

levy’

A

levy

that

applies

to

UK

banks,

building

societies

and

the

UK

operations

o

f

foreign

banks.

The

levy

is

payable

based

on

a

percentage
of

the

chargeable

equity

and

liabilities

of

the

bank

on

its

balance

sheet

date.

Glossary

of

terms

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

253
‘UK

leverage

exposure’
Is

calculated

as

per

the

PRA

rulebook,

where

the

exposure

calculation

also

includes

the

FPC’s

recommendation

to

allow
banks

to

exclude

claims

on

the

central

bank

from

the

calculation

of

the

leverage

exposure

measure,

as

long

as

these

are

matched

by

deposits
denominated

in

the

same

currency

and

of

identical

or

longer

maturity.
‘UK

leverage

ratio’
A

s

per

the

PRA

rulebook,

means

a

bank’s

tier

1

capital

divided

by

its

total

exposure

measure,

with

this

ratio

expressed

as

a
percentage.
‘Unfunded

credit

protection’

Is

a

technique

of

credit

risk

mitigation

where

the

reduction

of

the

credit

risk

on

the

expo

sure

of

an

institution

derives
from

the

obligation

of

a

third

party

to

pay

an

amount

in

the

event

of

the

default

of

the

borrower

or

the

occurrence

of

other

specified

credit

events.
‘US

Partner

Portfolio’

Co

-

branded

credit

card

programs

with

companies

acros

s

various

sectors

including

travel,

entertainment,

retail

and

financial
sectors.
‘US

Residential

Mortgages’

Securities

that

represent

interests

in

a

group

of

US

residential

mortgages.

‘Utilisation

rate’

Utilisation

of

MCA

balances

expressed

as

a

percentag

e

of

total

MCA

reserve

limits.

‘Valuation

weighted

Loan

to

Value

(LTV)

Ratio’

In

the

context

of

credit

risk

disclosures

on

secured

home

loans,

a

means

of

calculating

marked

to
market

LTVs

derived

by

comparing

total

outstanding

balance

and

the

value

of

total

collateral

we

hold

against

these

balances.

Valuation

weighted
loan

to

value

is

calculated

using

the

following

formula:

LTV

=

total

outstandings

in

portfolio/total

property

values

of

total

outstandings

in

portfolio.
‘Value

at

Risk

(VaR)’

A

measure

of

the

potential

loss

of

value

arising

from

unfavourable

market

movements

at

a

specific

confidence

level

and

within
a

specific

timeframe.
‘Weighted

off

balance

sheet

commitments’

Regulatory

add

-

ons

to

the

leverage

exposure

measure

based

on

credi

t

conversion

factors

used

in

the
Standardised

Approach

to

credit

risk.
‘Wholesale

loans’

/

‘lending’

Lending

to

larger

businesses,

financial

institutions

and

sovereign

entities.

‘Write-off

(gross)’

The

point

where

it

is

determined

that

an

asset

is

irrecoverable,

or

it

is

no

longer

considered

economically

viable

to

try

to

recover
the

asset

or

it

is

deemed

immaterial

or

full

and

final

settlement

is

reached

and

the

shortfall

written

off.

In

the

event

of

write-

off,

the

customer
balance

is

removed

from

the

balance

sheet

and

the

impairment

allowance

held

against

the

asset

is

released.

Net

write-

offs

represent

gross

write-
offs

less

post

write-

off

recoveries.

‘Wrong

-

way

risk’
Arises,

in

a

trading

exposure,

when

there

is

significant

correlation

between

the

u

nderlying

asset

and

the

counterparty,

which

in
the

event

of

default

would

lead

to

a

significant

mark

to

market

loss.

When

assessing

the

credit

exposure

of

a

wrong

-

way

trade,

analysts

take

into
account

the

correlation

between

the

counterparty

and

the

underl

ying

asset

as

part

of

the

sanctioning

process.

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

254
EXHIBIT

INDEX

Exhibit

Description
1.1
Articles

of

Association

of

Barclays

Bank

PLC

(incorporated

by

reference

to

the

Form

6

-

K

filed

on

May

13
th
,

2010)
2.1
Long

Term

Debt

Instruments:

Barclays

Bank

PLC

is

not

party

to

any

single

instrument

relating

to

long

-

term

debt

pursuant

to

which

a
total

amount

of

securities

exceeding

10%

of

its

total

assets

(on

a

consolidated

basis)

is

authorised

to

be

issued.

Barclays

PLC

hereby
agrees

to

furnish

to

the

Securities

and

Exchange

Commission

(the

“Commission”),

upon

its

request,

a

copy

of

any

instrument

defining
the

r

ights

of

holders

of

its

long

-

term

debt

or

the

rights

of

holders

of

the

long

-

term

debt

of

any

of

its

subsidiaries

for

which

consolidated
or

unconsolidated

financial

statements

are

required

to

be

filed

with

the

Commission.
2.2
Description

of

the

Registrant’s

Securities

Registered

Pursuant

to

Section

12

of

the

Securities

Exchange

Act

of

1934
4.1
Barclays

Bank

PLC

Directors

Deferred

Compensation

Plan

(incorporated

by

reference

to

the

Barclays

Bank

PLC

Registration

Statement
on

Form

S-8

(File

no.

333

-

149301)

filed

on

February

19,

2008).
4.2
Barclays

Bank

PLC

Senior

Management

Deferred

Compensation

Plan

(incorporated

by

reference

to

the

Barclays

Bank

PLC

Registration
Statement

on

Form

S-8

(File

no.

333

-

149302)

filed

on

February

19,

2008).
4.3
Barclays

Bank

PLC

1999

Barclays

Bank

PLC

Deferred

Compensation

Plan

(incorporated

by

reference

to

the

Barclays

Bank

PLC
Registration

Statement

on

Form

S-8

(File

no.

333

-

112796)

filed

on

February

13,

2004).
4.4
Barclays

Bank

PLC

U.S.

Senior

Management

Deferred

Compensation

Plan

(incorporated

by

reference

to

the

Barclays

Bank

PLC
Registration

Statement

on

Form

S-8

(File

no.

333

-

112797)

filed

on

February

13,

2004).
12.1
Certifications

filed

pursuant

to

17

CFR

240.

13(a)

-14(a)
13.1
Certifications

filed

pursuant

to

17

CFR

240.

13(a)

and

18

U.S.C

1350(a)

and

1350(b)

15.1
Consent

of

KPMG

LLP

for

incorporation

by

reference

of

reports

in

certain

securities

registration

statements

of

Barclays

Bank

PLC.
99.1
A

table

setting

forth

the

issued

share

capital

of

Barclays

Bank

Group’s

total

shareholders’

equity,

indebtedness

and

contingent

liabilities
as

at

31

December

2019.
101.INS
XBRL

Instance

Document
101.SCH
XBRL

Taxonomy

Extension

Schema
101.CAL
XBRL

Taxonomy

Extension

Schema

Calculation

Linkbase
101.DEF
XBRL

Taxonomy

Extension

Schema

Definition

Linkbase
101.LAB
XBRL

Taxonomy

Extension

Schema

Label

Linkbase
101.PRE
XBRL

Taxonomy

Extension

Schema

Presentation

Linkbase

Barclays

Bank

PLC

2019

Annual

Report

on

Form

20-F

255
Signatures

The

registrant

hereby

certifies

that

it

meets

all

of

the

requirements

for

filing

on

Form

20

-

F

and

that

it

has

duly

caused

and

authorised

the
undersigned

to

sign

this

annual

report

on

its

behalf.

Date

February

13,

2020
Barclays

Bank

PLC
(Registrant)

By
/s/

Steven

Ewart

Steven

Ewart,

Chief

Financial

Officer