Form 20-F
period 2020-12-31
BARCLAYS BANK PLC
filed 2021-02-18
CIK 312070

UNITED

STATES
SECURITIES

AND

EXCHANGE

COMMISSION
WASHINGTON,

DC

20549
FORM

20-F
(Mark

One)

☐

REGISTRATION

STATEMENT

PURSUANT

TO

SECTION

12(b)

OR

12(g)

OF

THE

SECURITIES

EXCHANGE

ACT

OF

1934
OR

☑

ANNUAL

REPORT

PURSUANT

TO

SECTION

13

OR

15(d)

OF

THE

SECURITIES

EXCHANGE

ACT

OF

1934
For

the

fiscal

year

ended

December

31,

2020

OR

☐

TRANSITION

REPORT

PURSUANT

TO

SECTION

13

OR

15(d)

OF

THE

SECURITIES

EXCHANGE

ACT

OF

1934
For

the

transition

period

from

to

OR

☐

SHELL

COMPANY

REPORT

PURSUANT

TO

SECTION

13

OR

15(d)

OF

THE

SECURITIES

EXCHANGE

ACT

OF

1934
Date

of

event

requiring

this

shell

company

report

Commission

file

number
Barclays

Bank

PLC
1-10257

BARCLAYS

BANK

PLC

(Exact

Name

of

Registrant

as

Specified

in

its

Charter)

ENGLAND

(Jurisdiction

of

Incorporation

or

Organization)

1

CHURCHILL

PLACE,

LONDON

E14

5HP,

ENGLAND

(Address

of

Principal

Executive

Offices)

GARTH

WRIGHT,

+44

(0)20

7116

3170,

GARTH.WRIGHT@BARCLAYS.COM
1

CHURCHILL

PLACE,

LONDON

E14

5HP,

ENGLAND
(Name,

Telephone,

E-mail

and/or

Facsimile

number

and

Address

of

Company

Contact

Person)

As

a

wholly-owned

subsidiary

of

Barclays

PLC,

which

is

a

reporting

company

under

the

Securities

Exchange

Act

of

1934,

Barclays

Bank

PLC
meets

the

conditions

set

forth

in

General

Instruction

I(1)(a)

and

(b)

of

Form

10-K,

as

applied

to

annual

reports

on

Form

20-F,

and

is

therefore
filing

this

Form

20-F

with

a

reduced

disclosure

format.
Securities

registered

or

to

be

registered

pursuant

to

Section

12(b)

of

the

Act:

Title

of

Each

Class

Trading

Symbol(s)

Name

of

Each

Exchange
On

Which

Registered

1.700%

Fixed

Rate

Senior

Notes

due

2022
BCS22A
New

York

Stock

Exchange
iPath
®

Bloomberg

Commodity

Index

Total

Return
SM

ETN
DJP
NYSE

Arca
iPath ®

Series

B

Bloomberg

Agriculture

Subindex

Total

Return
SM

ETN
JJA
NYSE

Arca
iPath
®

Series

B

Bloomberg

Aluminum

Subindex

Total

Return
SM

ETN
JJU
NYSE

Arca
iPath
®

Bloomberg

Cocoa

Subindex

Total

Return
SM

ETN
NIB
NYSE

Arca
iPath ®

Series

B

Bloomberg

Coffee

Subindex

Total

Return
SM

ETN
JO
NYSE

Arca
iPath ®

Series

B

Bloomberg

Copper

Subindex

Total

Return
SM

ETN
JJC
NYSE

Arca
iPath ®

Series

B

Bloomberg

Cotton

Subindex

Total

Return
SM

ETN
BAL
NYSE

Arca
iPath ®

Series

B

Bloomberg

Energy

Subindex

Total

Return
SM

ETN
JJE
NYSE

Arca
iPath ®

Series

B

Bloomberg

Grains

Subindex

Total

Return
SM

ETN
JJG
NYSE

Arca
iPath ®

Series

B

Bloomberg

Industrial

Metals

Subindex

Total

Return
SM

ETN
JJM
NYSE

Arca
iPath ®

Bloomberg

Lead

Subindex

Total

Return
SM

ETN
LD
NYSE

Arca
iPath ®

Series

B

Bloomberg

Livestock

Subindex

Total

Return
SM

ETN
COW
NYSE

Arca
iPath ®

Series

B

Bloomberg

Nickel

Subindex

Total

Return
SM

ETN
JJN
NYSE

Arca
iPath ®

Series

B

Bloomberg

Platinum

Subindex

Total

Return
SM

ETN
PGM
NYSE

Arca
iPath ®

Series

B

Bloomberg

Precious

Metals

Subindex

Total

Return
SM

ETN
JJP
NYSE

Arca
iPath ®

Series

B

Bloomberg

Softs

Subindex

Total

Return
SM

ETN
JJS
NYSE

Arca
iPath
®

Series

B

Bloomberg

Sugar

Subindex

Total

Return
SM

ETN
SGG
NYSE

Arca
iPath ®

Series

B

Bloomberg

Tin

Subindex

Total

Return
SM

ETN
JJT
NYSE

Arca
iPath
®

Series

B

Bloomberg

Natural

Gas

Subindex

Total

Return
SM

ETN
GAZ
NYSE

Arca
iPath ®

S&P

GSCI
®

Total

Return

Index

ETN
GSP
NYSE

Arca
iPath ®

Pure

Beta

Broad

Commodity

ETN
BCM
NYSE

Arca
iPath ®

Pure

Beta

Crude

Oil

ETN
OLEM
NYSE

Arca
iPath ®

Series

B

Carbon

ETN
GRN
NYSE

Arca
Pacer
®

iPath
®

Gold

ETN
GBUG
NYSE

Arca
iPath ®

Silver

ETN
SBUG
NYSE

Arca
Barclays

ETN+

Shiller

CAPE
TM

ETNs
CAPE
NYSE

Arca
iPath ®

Series

B

S&P

500

VIX

Short-Term

Futures
TM

ETNs
VXX
CBOE

BZX

Exchange
iPath ®

Series

B

S&P

500

VIX

Mid-Term

Futures
TM

ETNs
VXZ
CBOE

BZX

Exchange
iPath
®

S&P

MLP

ETN
IMLP
CBOE

BZX

Exchange
iPath ®

S&P

500

Dynamic

VIX

ETN
XVZ
CBOE

BZX

Exchange
Barclays

ETN+

Select

MLP

ETN
ATMP
CBOE

BZX

Exchange
Barclays

Women

in

Leadership

ETN
WIL
CBOE

BZX

Exchange

Barclays

Return

on

Disability

ETN
RODI
CBOE

BZX

Exchange
iPath ®

US

Treasury

5-year

Bull

ETN
DFVL
CBOE

BZX

Exchange
iPath
®

US

Treasury

5-year

Bear

ETN
DFVS
CBOE

BZX

Exchange

Securities

registered

or

to

be

registered

pursuant

to

Section

12(g)

of

the

Act:

None

Securities

for

which

there

is

a

reporting

obligation

pursuant

to

Section

15(d)

of

the

Act:

None

Indicate

the

number

of

outstanding

shares

of

each

of

the

issuer’s

classes

of

capital

or

common

stock

as

of

the

close

of

the

period

covered

by
the

annual

report.

£1

ordinary

shares
2,342,558,515
£1

preference

shares
1,000
€100

preference

shares
31,856
$100

preference

shares
58,133
Indicate

by

check

mark

if

the

registrant

is

a

well-known

seasoned

issuer,

as

defined

in

Rule

405

of

the

Securities

Act.

Yes
☑

No
☐

If

this

report

is

an

annual

or

transition

report,

indicate

by

check

mark

if

the

registrant

is

not

required

to

file

reports

pursuant

to

Section

13

or

15(d)
of

the

Securities

Exchange

Act

1934.

Yes
☐

No
☑

Note

–

Checking

the

box

above

will

not

relieve

any

registrant

required

to

file

reports

pursuant

to

Section

13

or

15(d)

of

the

Securities

Exchange
Act

of

1934

from

their

obligations

under

those

Sections.

Indicate

by

check

mark

whether

the

registrant

(1)

has

filed

all

reports

required

to

be

filed

by

Section

13

or

15(d)

of

the

Securities

Exchange

Act
of

1934

during

the

preceding

12

months

(or

for

such

shorter

period

that

the

registrant

was

required

to

file

such

reports),

and

(2)

has

been
subject

to

such

filing

requirements

for

the

past

90

days.

Yes

☑

No
☐

Indicate

by

check

mark

whether

the

registrant

has

submitted

electronically

every

Interactive

Data

File

required

to

be

submitted

pursuant

to

Rule
405

of

Regulation

S-T

(§

232.405

of

this

chapter)

during

the

preceding

12

months

(or

for

such

shorter

period

that

the

registrant

was

required

to
submit

such

files).
Yes
☑

No
☐

Indicate

by

check

mark

whether

the

registrant

is

a

large

accelerated

filer,

an

accelerated

filer,

a

non-accelerated

filer,

or

an

emerging

growth
company.

See

definition

of

“large

accelerated

filer”,

“accelerated

filer”

and

“emerging

growth

company”

in

Rule

12b-2

of

the

Exchange

Act:

Large

Accelerated

Filer
☐
Accelerated

Filer
☐
Non-Accelerated

Filer
☑
Emerging

growth

company
☐
If

an

emerging

growth

company

that

prepares

its

financial

statements

in

accordance

with

U.S.

GAAP,

indicate

by

check

mark

if

the

registrant
has

elected

not

to

use

the

extended

transition

period

for

complying

with

any

new

or

revised

financial

accounting

standards†

provided

pursuant
to

Section

13(a)

of

the

Exchange

Act.
☐
†

The

term

“new

or

revised

financial

accounting

standard”

refers

to

any

update

issued

by

the

Financial

Accounting

Standards

Board

to

its
Accounting

Standards

Codification

after

April

5,

2012.
Indicate

by

check

mark

whether

the

registrant

has

filed

a

report

on

and

attestation

to

its

management’s

assessment

of

the

effectiveness

of

its
internal

control

over

financial

reporting

under

Section

404(b)

of

the

Sarbanes-Oxley

Act

(15

U.S.C.

7262(b))

by

the

registered

public

accounting
firm

that

prepared

or

issued

its

audit

report.

☐

*Indicate

by

check

mark

which

basis

of

accounting

the

registrant

has

used

to

prepare

the

financial

statements

included

in

this

filing:

U.S.

GAAP
☐

International

Financial

Reporting

Standards

as

issued

by

the

International

Accounting

Standards

Board

☑

Other
☐

*If

“Other”

has

been

checked

in

response

to

the

previous

question,

indicate

by

check

mark

which

financial

statement

item

the

registrant

has
elected

to

follow:

Item

17
☐

Item

18
☐

If

this

is

an

annual

report,

indicate

by

check

mark

whether

the

registrant

is

a

shell

company

(as

defined

in

Rule

12b-2

of

the

Exchange

Act).

Yes
☐

No
☑

(APPLICABLE

ONLY

TO

ISSUERS

INVOLVED

IN

BANKRUPTCY

PROCEEDINGS

DURING

THE

PAST

FIVE

YEARS)

Indicate

by

check

mark

whether

the

registrant

has

filed

all

documents

and

reports

required

to

be

filed

by

Section

12,

13

or

15(d)

of

the

Securities
Exchange

Act

of

1934

subsequent

to

the

distribution

of

securities

under

a

plan

confirmed

by

a

court.

Yes
☐

No
☐

SEC

Form

20-F

Cross

reference

information
Form

20-F

item

number
Page

and

caption

references
in

this

document*
1
Identity

of

Directors,

Senior

Management

and

Advisers
Not

applicable
2
Offer

Statistics

and

Expected

Timetable
Not

applicable
3
Key

Information

A.

Selected

financial

data
Omitted

B.

Capitalization

and

indebtedness
Not

applicable

C.

Reason

for

the

offer

and

use

of

proceeds
Not

applicable

D.

Risk

factors
24-38
4
Information

on

the

Company

A.

History

and

development

of

the

company
Omitted

B.

Business

overview
i

(Market

and

other

data),

94-99,

116

-117
(Note

2),

208

C.

Organizational

structure
181-185

(Notes

32

and

33),

205-207

D.

Property,

plants

and

equipment
153-156

(Note

20)
4A
Unresolved

staff

comments
Not

applicable
5
Operating

and

Financial

Review

and

Prospects

A.

Operating

results
27-38,

41-45,

85,

90-99,

131-139

(Note

13),
208

B.

Liquidity

and

capital

resources
Omitted

C.

Research

and

development,

patents

and

licenses,

etc.
Omitted

D.

Trend

information
27-38,

208

E.

Off

-balance

sheet

arrangements
Omitted

F.

Tabular

disclosure

of

contractual

obligations
Omitted

G.

Safe

harbor
i

(Forward-looking

statements)
6
Directors,

Senior

Management

and

Employees

A.

Directors

and

senior

management
Omitted

B.

Compensation
Omitted

C.

Board

practices
6-12

D.

Employees
Omitted

E.

Share

ownership
Omitted
7
Major

Shareholders

and

Related

Party

Transactions

A.

Major

shareholders
Omitted

B.

Related

party

transactions
C.

Interests

of

experts

and

counsel
Omitted
Not

applicable
8
Financial

Information

A.

Consolidated

statements

and

other

financial

information
101-196

B.

Significant

changes
Not

applicable
9
The

Offer

and

Listing

A.

Offer

and

listing

details
Not

applicable

B.

Plan

of

distribution
Not

applicable

C.

Markets
Not

applicable

D.

Selling

shareholders
Not

applicable

E.

Dilution
Not

applicable

F.

Expenses

of

the

issue
Not

applicable
10
Additional

Information

A.

Share

capital
Not

applicable

B.

Memorandum

and

Articles

of

Association
197-199

C.

Material

contracts
Not

applicable

D.

Exchange

controls
203

E.

Taxation
200-203

F.

Dividends

and

paying

assets
Not

applicable

G.

Statement

by

experts
Not

applicable

H.

Documents

on

display
203

I.

Subsidiary

information
181-182

(Note

32),

205-207
11
Quantitative

and

Qualitative

Disclosure

about

Market

Risk
21-99,

131-151

(Notes

13-16)
12
Description

of

Securities

Other

than

Equity

Securities

A.

Debt

Securities
Not

applicable

B.

Warrants

and

Rights
Not

applicable

C.

Other

Securities
Not

applicable

D.

American

Depositary

Shares
Not

applicable
13
Defaults,

Dividends

Arrearages

and

Delinquencies
Not

applicable
14
Material

Modifications

to

the

Rights

of

Security

Holders

and

Use

of

Proceeds
Not

applicable
15
Controls

and

Procedures

A.

Disclosure

controls

and

procedures
203

B.

Management’s

annual

report

on

internal

control

over

financial

reporting
13

C.

Attestation

report

of

the

registered

public

accounting

firm
Not

applicable

D.

Changes

in

internal

control

over

financial

reporting
14
16A
Audit

Committee

Financial

Expert
Omitted
16B
Code

of

Ethics
Omitted
16C
Principal

Accountant

Fees

and

Services
17,

192

(Note

39)
16D
Exemptions

from

the

Listing

Standards

for

Audit

Committees
Not

applicable
16E
Purchases

of

Equity

Securities

by

the

Issuer

and

Affiliated

Purchasers
15
16F
Change

in

Registrant’s

Certifying

Accountant
Not

applicable
16G
Corporate

Governance
3-14
17
Financial

Statements
Not

applicable

(See

Item

8)
18
Financial

Statements
Not

applicable

(See

Item

8)
19 Exhibits
Exhibit

Index
*

Certain

items

are

indicated

as

omitted

as

Barclays

Bank

PLC

is

a

wholly

owned

subsidiary

of

Barclays

PLC,

which

is

a

reporting

company
under

the

Securities

Exchange

Act

of

1934,

and

meets

the

conditions

set

forth

in

General

Instruction

I(1)(a)

and

(b)

of

Form

10-K,

as

applied
to

annual

reports

on

Form

20-F,

and

is

therefore

filing

this

Form

20-F

with

a

reduced

disclosure

format.

Notes
The

term

Barclays

Bank

Group

refers

to

Barclays

Bank

PLC

together

with

its

subsidiaries.

Unless

otherwise

stated,

the

income

statement
analysis

compares

the

year

ended

31

December

2020

to

the

corresponding

twelve

months

of

2019

and

balance

sheet

analysis

as

at

31
December

2020

with

comparatives

relating

to

31

December

2019.

The

abbreviations

‘£m’

and

‘£bn’

represent

millions

and

thousands

of

millions
of

Pounds

Sterling

respectively;

the

abbreviations

‘$m’

and

‘$bn’

represent

millions

and

thousands

of

millions

of

US

Dollars

respectively;

and

the
abbreviations

‘€m’

and

‘€bn’

represent

millions

and

thousands

of

millions

of

Euros

respectively.
Forward-looking

statements
This

document

contains

certain

forward-looking

statements

within

the

meaning

of

Section

21E

of

the

US

Securities

Exchange

Act

of

1934,

as
amended,

and

Section

27A

of

the

US

Securities

Act

of

1933,

as

amended,

with

respect

to

the

Barclays

Bank

Group.

Barclays

cautions

readers
that

no

forward-looking

statement

is

a

guarantee

of

future

performance

and

that

actual

results

or

other

financial

condition

or

performance
measures

could

differ

materially

from

those

contained

in

the

forward-looking

statements.

These

forward-looking

statements

can

be

identified

by
the

fact

that

they

do

not

relate

only

to

historical

or

current

facts.

Forward-looking

statements

sometimes

use

words

such

as

‘may’,

‘will’,

‘seek’,
‘continue’,

‘aim’,

‘anticipate’,

‘target’,

‘projected’,

‘expect’,

‘estimate’,

‘intend’,

‘plan’,

‘goal’,

‘believe’,

‘achieve’

or

other

words

of

similar

meaning.
Forward-looking

statements

can

be

made

in

writing

but

also

may

be

made

verbally

by

members

of

the

management

of

the

Barclays

Bank

Group
(including,

without

limitation,

during

management

presentations

to

financial

analysts)

in

connection

with

this

document.

Examples

of

forward-
looking

statements

include,

among

others,

statements

or

guidance

regarding

or

relating

to

the

Barclays

Bank

Group’s

future

financial

position,
income

growth,

assets,

impairment

charges,

provisions,

business

strategy,

capital,

leverage

and

other

regulatory

ratios,

capital

distributions
(including

dividend

payout

ratios

and

expected

payment

strategies),

projected

levels

of

growth

in

the

banking

and

financial

markets,

projected
costs

or

savings,

any

commitments

and

targets,

estimates

of

capital

expenditures,

plans

and

objectives

for

future

operations,

projected
employee

numbers,

IFRS

impacts

and

other

statements

that

are

not

historical

fact.

By

their

nature,

forward-looking

statements

involve

risk

and
uncertainty

because

they

relate

to

future

events

and

circumstances.

The

forward-looking

statements

speak

only

as

at

the

date

on

which

they

are
made.

Forward-looking

statements

may

be

affected

by

changes

in

legislation,

the

development

of

standards

and

interpretations

under

IFRS,
including

evolving

practices

with

regard

to

the

interpretation

and

application

of

accounting

and

regulatory

standards,

the

outcome

of

current

and
future

legal

proceedings

and

regulatory

investigations,

future

levels

of

conduct

provisions,

the

policies

and

actions

of

governmental

and
regulatory

authorities,

the

Group's

ability

along

with

government

and

other

stakeholders

to

manage

and

mitigate

the

impacts

of

climate

change
effectively,

geopolitical

risks

and

the

impact

of

competition.

In

addition,

factors

including

(but

not

limited

to)

the

following

may

have

an

effect:
capital,

leverage

and

other

regulatory

rules

applicable

to

past,

current

and

future

periods;

UK,

US,

Eurozone

and

global

macroeconomic

and
business

conditions;

the

effects

of

any

volatility

in

credit

markets;

market

related

risks

such

as

changes

in

interest

rates

and

foreign

exchange
rates;

effects

of

changes

in

valuation

of

credit

market

exposures;

changes

in

valuation

of

issued

securities;

volatility

in

capital

markets;

changes
in

credit

ratings

of

any

entity

within

the

Barclays

Bank

Group

or

any

securities

issued

by

such

entities;

direct

and

indirect

impacts

of

the
coronavirus

(COVID-19)

pandemic;

instability

as

a

result

of

the

exit

by

the

UK

from

the

European

Union

(EU),

the

effects

of

the

EU-UK

Trade
and

Cooperation

Agreement

and

the

disruption

that

may

subsequently

result

in

the

UK

and

globally;

the

risk

of

cyber-attacks,

information

or
security

breaches

or

technology

failures

on

the

Group's

business

or

operations;

and

the

success

of

future

acquisitions,

disposals

and

other
strategic

transactions.

A

number

of

these

influences

and

factors

are

beyond

the

Barclays

Bank

Group’s

control.

As

a

result,

the

Barclays

Bank
Group’s

actual

financial

position,

future

results,

capital

distributions,

capital,

leverage

or

other

regulatory

ratios

or

other

financial

and

non-
financial

metrics

or

performance

measures

may

differ

materially

from

the

statements

or

guidance

set

forth

in

the

Barclays

Bank

Group’s

forward-
looking

statements.
Subject

to

our

obligations

under

the

applicable

laws

and

regulations

of

any

relevant

jurisdiction,

(including,

without

limitation,

the

UK

and

the
US),

in

relation

to

disclosure

and

ongoing

information,

we

undertake

no

obligation

to

update

publicly

or

revise

any

forward-looking

statements,
whether

as

a

result

of

new

information,

future

events

or

otherwise.
Market

and

other

data
This

document

contains

information,

including

statistical

data,

about

certain

Barclays

markets

and

its

competitive

position.

Except

as

otherwise
indicated,

this

information

is

taken

or

derived

from

Datastream

and

other

external

sources.

Barclays

cannot

guarantee

the

accuracy

of
information

taken

from

external

sources,

or

that,

in

respect

of

internal

estimates,

a

third

party

using

different

methods

would

obtain

the

same
estimates

as

Barclays.
Uses

of

Internet

addresses
This

document

contains

inactive

textual

addresses

to

internet

websites

operated

by

us

and

third

parties.

Reference

to

such

websites

is

made

for
information

purposes

only,

and

information

found

at

such

websites

is

not

incorporated

by

reference

into

this

document.

Governance
Contents
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

1
Our

corporate

governance

processes

and

the

role

they

play

in

supporting

the

delivery

of

our

strategy.
Governance
Page
◾

Chairman’s

introduction
2
◾

Corporate

Governance

Statement
3
◾

Directors’

report
15
◾

Our

people

and

culture
19

Governance
Chairman’s

introduction
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

2
The

2020

corporate

governance

report

(Governance

Report)

for

Barclays

Bank

PLC

(BBPLC

or

the

Company)

provides

an

overview

of

how

the
BBPLC

governance

framework

operates

and

of

the

Board’s

key

areas

of

focus

during

the

year.
Strategy

and

performance
Barclays

Bank

PLC

is

the

non

ring-fenced

bank

within

the

Barclays

Group

(Barclays

PLC

together

with

its

subsidiaries).

The

Barclays

Bank
Group

(Barclays

Bank

PLC

together

with

its

subsidiaries)

contains

the

majority

of

the

Barclays

Group’s

Barclays

International

division,

which

is
comprised

of

the

CIB

and

CC&P

businesses.

The

Board

of

BBPLC

comprises

a

subset

of

the

BPLC

Board,

with

all

members

of

the

BPLC
board,

except

the

Senior

Independent

Director,

the

Chairman

of

Barclays

Bank

UK

PLC

and

one

other

Non-Executive

Director,

serving

on

the
Board

of

BBPLC.
During

a

challenging

year

due

to

the

COVID-19

pandemic,

the

businesses

in

our

CIB

have

seen

heightened

activity

from

our

clients

and
customers

during

2020,

with

our

Markets

business

in

particular

benefitting

from

increased

trading

volumes

and

wider

margins.

At

the

same

time,
our

CC&P

businesses

have

faced

challenges

as

a

result

of

the

economic

shock

and

long-term

low

interest

rate

environment.
Looking

ahead,

across

our

CIB

we

will

remain

focused

on

maintaining

our

client-centric

approach

and,

in

doing

so,

developing

opportunities

to
grow

our

business

and

increase

returns.

Within

our

CC&P

businesses,

we

intend

to

accelerate

our

strategy

to

invest

in

and

build

world-class
technology

and

digital

capabilities.
The

Board
I

am

very

grateful

for

the

support

and

hard

work

of

all

my

Board

colleagues

during

2020,

not

least

for

the

additional

commitment

required

of
each

of

them

in

order

to

oversee

our

response

to

the

COVID-19

pandemic.

During

the

course

of

the

year,

scheduled

Board

meetings

were
supplemented

by

additional

Board

meetings

(including

a

number

scheduled

at

short

notice)

in

order

to

discuss

key

issues

arising

throughout

the
pandemic.
We

were

fortunate

to

welcome

Mohamed

El-Erian

to

the

Board

in

January

2020

who

brought

with

him

a

wealth

of

valuable

insight

and
experience,

relevant

to

the

markets

and

geographies

in

which

we

operate.

Matthew

Lester

stepped

down

from

the

Board

on

1

January

2020

and
Mary

Anne

Citrino

stepped

down

from

the

Board

on

30

September

2020

and

I

would

like

to

extend

my

personal

thanks

and

those

of

the

Board
to

Matthew

and

Mary

Anne

for

their

service

to

the

Company.
The

future
With

positive

progress

being

made

on

the

rollout

of

COVID-19

vaccines,

there

is

cause

for

optimism.

Whilst

undoubtedly

the

ongoing

pandemic
will

continue

to

weaken

the

global

economy

for

some

time

to

come

and

impact

our

businesses,

I

believe

that

we

are

well

placed

to

respond

to
any

challenges

that

lie

ahead.
My

thanks

to

all

those

with

whom

we

have

worked

alongside

this

year

-

our

clients,

customers,

regulators

and

governments.

But

let

me

finish

by
thanking,

most

wholeheartedly,

all

our

colleagues

around

the

globe

who

have

responded

so

magnificently

to

the

challenges

we

have

faced.
Nigel

Higgins
Chairman

–

Barclays

Bank

Group
17

February

2021

Governance
Corporate

Governance

Statement
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

3
Introduction

Following

the

structural

reform

programme

to

realign

the

Barclays

Group

and

ring-fence

the

Barclays

Group's

UK

consumer

banking

business

in
April

2018,

and

a

further

review

(post

structural

reform

programme)

of

the

corporate

governance

structure

of

BBPLC

and

Barclays

PLC
(Barclays

or

BPLC)

(reflecting

outcomes

of

discussions

with

the

Barclays

Group's

regulators)

in

2019,

the

membership

of

the

BBPLC

and

BPLC
boards

was

consolidated,

such

that

membership

of

the

BBPLC

Board

now

comprises

a

subset

of

the

BPLC

Board,

with

all

members

of

the
BPLC

board,

except

the

Senior

Independent

Director,

the

Chairman

of

BBUKPLC

and

one

other

Non-Executive

Director,

also

serving

on

the
board

of

BBPLC.

This

has

helped

improve

coordination

and

efficiency

between

the

two

boards

and

reduced

complexity

and

unnecessary
duplication.

This

structure

vests

oversight

over

the

activities

of

BBPLC

in

a

board

the

members

of

which

also

have

direct

accountability

to
BPLC’s

shareholders

through

their

separate

responsibilities

as

members

of

the

BPLC

board.

The

Board

aspires

to

have

high

standards

of
corporate

governance

and,

in

accordance

with

the

Companies

(Miscellaneous

Reporting)

Regulations

2018

(the

2018

Regulations),

has
adopted

its

own

corporate

governance

arrangements,

which

it

believes

are

appropriate

to

apply

and

are

designed

to

ensure

effective

decision-
making

to

promote

the

Company’s

success

for

the

long

term.
The

Board

chose

not

to

adopt

and

report

against

the

2018

UK

Corporate

Governance

Code,

which

is

designed

for

premium

listed

companies
and,

whilst

fully

supportive

of

the

Wates

Corporate

Governance

Principles

for

Large

Private

Companies

(in

particular

the

focus

on

purpose,
culture

and

employee

and

stakeholder

engagement),

the

Board

considers

that

those

Principles

are

less

appropriate

for

a

wholly-owned
subsidiary

of

a

premium

listed

company,

which

is

also

a

complex

financial

institution

subject

to

a

comprehensive

regulatory

regime.

This
approach

is

consistent

with

the

approach

of

other

significant

subsidiaries

within

the

Barclays

Group,

which

are

subject

to

the

2018

Regulations.
The

Board’s

primary

aim

is

that

its

governance

arrangements:
●

are

effective

in

providing

advice

and

support

to

management;
●

provide

checks

and

balances

and

encourage

constructive

challenge;
●

drive

informed,

collaborative

and

accountable

decision-making;
●

create

long-term

sustainable

value

for

the

Company’s

shareholder,

the

ultimate

shareholders

of

BPLC

and

our

wider

stakeholders.
Set

out

below

are

the

principles

which

underpin

our

corporate

governance

arrangements

and

how

these

principles

have

been

applied

during
2020.
Our

Group-wide

governance

framework

is

set

by

Barclays

and

has

been

designed

to

facilitate

the

effective

management

of

the

Barclays

Group.
This

includes

the

setting

of

Barclays

Bank

Group

policies

and

approach

in

relation

to

matters

such

as

Barclays’

purpose

and

values,

Barclays’
Remuneration

Policy

and

the

Barclays’

Charter

of

Expectations.

Where

appropriate,

this

corporate

governance

statement

makes

reference

to
those

Group

policies,

which

are

relevant

to

the

way

in

which

the

Company

is

governed.
The

Company’s

corporate

governance

principles

and

how

the

Company

has

applied

them

during

2020

and

to

the

date

of

this

report
Principle

One:

Board

leadership

and

company

purpose
A

successful

company

is

led

by

an

effective

and

entrepreneurial

board,

whose

role

is

to

establish

the

company’s

purpose,

values

and

strategy,
aligned

to

its

culture

and

make

decisions

to

promote

its

success

for

the

long

term

benefit

of

its

shareholder,

having

regard

to

the

interests

of
other

relevant

stakeholders

and

factors.
◾

Through

the

leadership

of

the

Board,

a

clear

vision

for

the

Company’s

purpose

and

overall

values

is

articulated,

underpinning

and

defining

the
strategy

and

culture

of

the

organisation.

This

is

embedded

at

every

level

of

management.
◾

The

challenges

presented

by

the

COVID-19

pandemic

reinforced

the

importance

for

the

Board

of

our

purpose

in

everything

we

do,

in
particular,

embedding

it

in

our

response

to

the

pandemic.

We

want

to

reinforce

that

clarity

and

conviction

about

our

purpose

and

our

values,
and

stay

true

to

that

way

of

thinking

about

how

we

take

action

at

pace.

Accordingly,

during

2020,

the

Board

adopted

a

new,

extended
narrative

of

the

Barclays

Group’s

purpose

and

the

refreshed

descriptions

of

our

values

to

make

sure

they

are

still

relevant

for

the

challenges
ahead.

◾

The

Board

believes

that

positive

culture,

supported

by

effective

leadership

and

a

consistent

‘tone

from

the

top’

is

crucial

to

our

success.
Culture

remains

a

core

area

of

focus

for

the

Board

and

is

reviewed

in

a

number

of

ways.

The

Board

supports

The

Barclays

Way

which

sets
the

framework

for

achieving

a

dynamic

and

positive

culture.
◾

The

current

COVID-19-related

challenges

are

unprecedented

in

nature

and,

as

the

Board

has

discussed

at

length,

the

macro-economic
environment

brings

a

significant

degree

of

uncertainty.

This

has

far-reaching

impacts

across

our

business

and

raised

significant

matters

for
consideration

by

the

Board

in

the

context

of

the

Board’s

responsibility

for

the

Company’s

long-term

sustainable

success.

To

clearly

establish
and

implement

the

Company’s

strategy,

and

be

effective,

with

management,

in

addressing

the

challenges

arising

from

the

pandemic,

the
Board

has

continued

to

deepen

its

understanding

of

our

business

and

the

risks

and

opportunities

it

faces.

◾

A

prioritised

series

of

‘deep

dives’

forms

an

important

part

of

each

Board

meeting,

enabling

the

Board

to

spend

a

good

proportion

of

its

time
considering

longer-term

and

strategic

issues

and

the

Company’s

operational

resilience,

with

strategy

considered

at

every

Board

meeting.
Deep

dive

topics

were

informed

by

discussions

with

our

shareholder

and

other

stakeholders,

as

well

as

formal

and

informal

Board
discussions.

In

response

to

the

growing

pandemic,

during

2020

our

deep

dives

programme

was

kept

under

review

to

give

time

to

the
discussion

of

new

topics

flowing

directly

from

the

COVID-19

pandemic.

◾

Further

detail

on

the

Company’s

strategy

can

be

found

on

pages

11

to

13

of

the

BPLC

Annual

Report

2020

and

the

Board's

role

in

creation

of
the

Company’s

strategy

on

page

7

'What

The

Board

did

in

2020'

available

at

home.barclays/annualreport.
Principle

Two:

Division

of

responsibilities

Governance
Corporate

Governance

Statement
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

4
An

effective

board

requires

a

clear

division

of

responsibilities

with

the

Chair

leading

the

board

and

being

responsible

for

its

overall

effectiveness,
and

the

executive

leadership

of

the

company’s

business

being

delegated

to

the

Chief

Executive

Officer.

The

board

should

consist

of

an
appropriate

combination

of

executive

and

independent

non-executive

directors,

each

with

a

clear

understanding

of

their

accountability

and
responsibilities.

The

board’s

policies

and

procedures

should

support

effective

decision-making

and

independent

challenge.
◾

There

is

a

clear

division

of

responsibilities

between

the

Chairman

and

Chief

Executive

Officer.

Detail

on

the

role

of

each

can

be

found

on

page
6
of

this

report.

Page

6

sets

out

details

of

who

is

on

the

Board

with

a

majority

of

the

Board

comprised

of

independent

Non-Executive

Directors.

◾

Policies

and

protocols

are

in

place

to

support

effective

decision-making

and

independent

challenge,

including

the

Company’s

Charter

of
Expectations,

setting

out

clearly

the

role

and

responsibilities

of

each

Director.

The

Chairman

meets

privately

with

the

Non-Executive

Directors
when

appropriate,

to

promote

required

independence.
◾

The

Board’s

responsibilities

are

executed

in

part

through

Board

Committees,

which

provide

oversight

and

make

recommendations

on

the
matters

delegated

to

them

by

the

Board.

Detail

on

the

principal

Committees

and

their

core

responsibilities

and

activities

in

2020

is

set

out

on
pages

8

to

14

of

this

report.
◾

Appropriate

information

and

support

is

provided

to

the

Board,

to

enable

it

to

undertake

its

work

with

due

care

and

discharge

its
responsibilities.

See

page

6

for

further

details.
◾

The

Barclays

Group’s

Corporate

Governance

Manual

clearly

sets

out

guidelines

as

to

how

the

Barclays

Group

entities

and

their

respective
Boards

and

Board

committees

should

interact,

while

also

providing

guidance

and

clarity

for

management

and

directors

as

to

how

these
relationships

and

processes

should

work

in

practice.

It

is

a

dynamic

document

that

continues

to

evolve

with

the

changing

nature

of

the
Barclays

Group.

Principle

Three:

Composition,

succession

and

evaluation
A

board

with

the

right

balance

of

skills,

experience

and

diversity

is

critical

to

the

sustainable

delivery

of

value

to

the

company’s

shareholder

and
broader

stakeholders.

The

size

of

the

board

should

be

guided

by

the

scale

and

complexity

of

the

company

and

appointments

should

be

based
on

merit

and

objective

criteria,

with

a

view

to

promoting

diversity

and

subject

to

a

formal,

rigorous

and

transparent

procedure,

which

is
underpinned

by

an

effective

succession

plan

for

board

and

senior

management.

A

successful

board

is

a

cohesive

board

that

provides

informed
and

constructive

challenge

to

the

management

team

and

measures

its

effectiveness.
◾

The

size

and

composition

of

the

Board

is

considered

appropriate

for

the

business

of

the

Barclays

Bank

Group.

There

is

a

good

balance
between

Executive

and

independent

Non-Executive

Directors,

with

the

Non-Executive

Directors

providing

independent

challenge.

The

Board
members

have

a

strong

combination

of

technical,

finance

(including

significant

financial

services

experience)

and

commercial

skills

and

have
broader

experience

in

culture

and

colleague

engagement.

◾

The

membership

of

the

Board

is

drawn

exclusively

from

the

BPLC

Board.
◾

All

appointments

to

the

Board

and

senior

management

are

based

on

merit

and

objective

criteria,

with

a

continued

strong

belief

in

the

benefits
of

diversity

(of

gender,

social

and

ethnic

backgrounds,

cognitive

and

personal

strengths)

for

an

effective

Board

and

organisation.

This

will
remain

a

key

area

of

focus

as

the

Company

continues

to

strive

to

build

a

workforce

that

reflects

the

diversity

of

its

customers

and

the
communities

it

serves.

◾

There

is

regular

review

of

the

leadership

and

succession

needs

of

the

business

to

maintain

the

depth

and

diversity

of

the

talent

and
succession

pipeline

at

the

Board,

Executive

and

key

management

level.

This

remains

a

key

focus

to

maintain

the

quality

of

leadership

that

is
in

place

to

lead

the

business

in

the

delivery

of

the

strategy,

against

a

challenging

economic

and

operating

environment.
◾

The

Board

approved

a

number

of

changes

to

our

Executive

management

team

during

2020.

You

can

read

more

about

these

on

page

7

of

this
report.
◾

Effectiveness

is

supported

through

routine

evaluations

of

the

Board

and

Board

Committees.

Key

findings

are

included

for

each

Board
Committee

on

pages

8

to

14

of

this

report.
◾

Ongoing

training

and

professional

development

is

a

key

focus

to

provide

Board

members

with

a

deeper

and

more

granular

understanding

of
the

business,

contributing

to

informed

and

sound

decision-making.

Further

detail

on

'training

and

induction'

can

be

found

on

page

14

of

this
report.
◾

Diversity

across

the

Barclays

Group

remains

a

key

area

of

focus.

For

2020,

Barclays

will

publish

a

separate

Diversity

&

Inclusion

report
explaining

Barclays’

Diversity

&

Inclusion

strategy

and

progress

during

2020.
Principle

Four:

Audit,

Risk

and

Internal

Control
A

board

should

establish

formal

and

transparent

policies

and

procedures

to

(i)

identify

the

nature

and

extent

of

principal

risks

the

company

is
willing

to

take

in

order

to

achieve

its

long-term

strategic

objectives;

(ii)

manage

such

risks

effectively;

(iii)

oversee

the

internal

control

framework;
(iv)

promote

the

independence

and

effectiveness

of

internal

and

external

audit

functions;

and

(v)

satisfy

itself

on

the

integrity

of

financial
reporting.
◾

Principal

risks

have

been

identified,

with

robust

processes

in

place

to

evaluate

and

manage

such

risks;

including

regular

reporting

to,

and
oversight

by

the

Risk

Committee

and

the

Board.

A

key

component

of

the

risk

management

framework

is

the

ERMF,

which

supports

the
business

in

its

aim

to

embed

effective

risk

management

and

a

strong

risk

management

culture.

The

ERMF

is

designed

to

identify

and

set

Governance
Corporate

Governance

Statement
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

5
minimum

requirements,

in

respect

of

the

m

ain

risks,

to

achieve

the

Company’s

strategic

objectives

and

to

provide

reasonable

assurance

that
internal

controls

are

effective.

Further

detail

on

the

principal

risks

and

management

of

them

can

be

found

on

pages

39

to

45.
◾

The

Board

approves

the

Company's

risk

appetite

(the

level

of

risk

the

Company

is

prepared

to

accept

across

different

risk

types)

within

the
parameters

set

by

the

BPLC

Risk

Committee.

Significant

steps

have

been

taken

in

recent

years

to

de-risk

the

business,

to

support

sustainable
growth

and

value

creation

in

the

future.
◾

Effectiveness

of

risk

management

and

internal

controls

is

reviewed

regularly

by

the

Risk

Committee

(responsible

for

providing

oversight

on
current

and

potential

future

risk

exposures)

and

the

Audit

Committee

(responsible

for

controls,

including

reviewing

audit

reports,

internal
controls

and

risk

management

systems).

Please

see

pages

8

to

11

for

further

detail

on

the

role

of

these

Committees.
◾

The

Audit

Committee

continues

to

provide

its

oversight

of

the

financial

reporting

processes

and

the

work

of

the

external

and

internal

auditors
(including

independence

and

effectiveness).

Further

detail

can

be

found

on

pages

8

to

9

of

this

report.
Principle

Five:

Remuneration
The

remuneration

policies

and

practices

should

support

strategy

and

promote

long-term

sustainable

success,

and

be

developed

in

accordance
with

formal

and

transparent

procedures,

ensuring

no

director

is

involved

in

deciding

their

own

remuneration

outcome.

Executive

remuneration
should

be

aligned

to

the

company’s

purpose

and

values

and

the

successful

delivery

of

the

strategy;

with

outcomes

taking

account

of

company
and

individual

performance,

and

wider

circumstances

such

as

pay

across

the

Company’s

workforce

and

Barclays’

Fair

Pay

agenda.
◾

Barclays’

Remuneration

Policy

is

set

by

the

BPLC

Remuneration

Committee,

but

adopted

by

the

Company’s

independent

Remuneration
Committee.

Remuneration

is

aligned

to

the

Company’s

strategy

and

risk

management

approach

and

designed

to

promote

the

long-term
success

of

the

Company.

◾

Executive

and

senior

management

remuneration

approaches

are

developed

in

accordance

with

the

Group’s

formal

procedures

(ensuring

no
Director

is

involved

in

deciding

their

own

remuneration

outcome)

and

having

regard

to

workforce

remuneration

policies

and

alignment

of
incentives

and

rewards

with

culture

and

performance

as

reviewed

annually

by

the

BPLC

Remuneration

Committee

and

shared

with

the
Company’s

Remuneration

Committee.

◾

The

Remuneration

Committee

has

clearly

defined

terms

of

reference,

with

responsibility

for

the

development

of

a

remuneration

approval
framework

to

ensure

an

appropriate

level

of

oversight

of

senior

remuneration

decisions,

as

well

as

annual

consideration

of

the

Company
incentive

pool

to

ensure

alignment

with

delivery

of

the

Company’s

strategic

ambitions.

◾

Barclays

remains

focussed

on

improving

its

gender

pay

gap

position.

The

2020

gender

pay

gap

statistics

are

due

to

be

published

on

the
Government’s

Gender

Pay

Gap

reporting

portal

before

the

end

of

February

2021,

along

with

the

voluntary

disclosure

of

Barclays’

Ethnicity
Pay

Gap

in

the

UK.

For

2020,

Barclays

will

also

publish

a

Fair

Pay

report

summarising

its

approach

to

pay

fairness.
Principle

Six:

Stakeholder

relationships

and

engagement
Directors

should

foster

effective

stakeholder

relationships

aligned

to

the

company’s

purpose.

The

board

should

recognise

the

importance

of
listening

to,

and

understanding

the

views

of

its

stakeholders,

including

the

workforce,

and

specifically

the

impact

of

the

company’s

behaviour
and

business

on

customers

and

clients,

colleagues,

suppliers,

communities

and

society

more

broadly;

having

regard

to

these

views

and

impact
when

taking

decisions.
◾

Through

the

Company’s

defined

purpose

and

strategy,

key

stakeholders,

on

whom

the

success

of

the

Company

depends,

are

identified.

◾

The

Board

seeks

to

understand

the

views

of

key

stakeholders

and

the

impact

of

the

Company’s

behaviour

and

business

on

customers

and
clients,

colleagues,

suppliers,

communities

and

society

more

broadly.

◾

The

Board

and

management

engage

throughout

the

year

with

broader

stakeholders.
◾

The

Company’s

long-standing

commitment

to

the

importance

and

value

of

colleague

engagement

continues;

the

Company’s

people

are

its
most

valued

asset.

Governance
Corporate

Governance

Statement
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

6
The

Board
The

Directors

who

served

during

the

period

ended

31

December

2020

are

set

out

in

the

table

below,

together

with

the

composition

of

each

of
the

Board’s

Committees.

Matthew

Lester

resigned

on

1

January

2020

and

is

not

reflected

in

the

table

below.
Board
Audit

Committee
Risk

Committee
Remuneration
Committee
Nominations
Committee
Nigel

Higgins
Chair

of

the

Board

C C
Mike

Ashely
Independent

Non-Executive

Director
M C M M
Tim

Breedon
Independent

Non-Executive

Director

M M C C M
Mary

Anne

Citrino*
Independent

Non-Executive

Director
M M
Mohamed

El-Erian
Independent

Non-Executive

Director
M M+
Dawn

Fitzpatrick
Independent

Non-Executive

Director
M M
Mary

Francis
Independent

Non-Executive

Director
M M
Diane

Schueneman

Independent

Non-Executive

Director
M M M M
Jes

Staley
Chief

Executive

Officer
M
Tushar

Morzaria

Executive

Director
M
C

Chair

of

Board

or

Committee
M
Member

of

Board

or

Committee
*

Resigned

30

September

2020
+

Mohamed

El-Erian

joined

the

Risk

Committee

with

effect

from

1

July

2020
The

Board
Executive

and

Non-Executive

Directors

share

the

same

duties

and

are

subject

to

the

same

constraints.

However,

a

clear

division

of
responsibilities

has

been

established.

The

Chairman

is

responsible

for

leading

the

Board

and

its

overall

effectiveness,

demonstrating

objective
judgement

and

promoting

a

culture

of

openness

and

constructive

debate

between

all

Directors.

The

Chairman

facilitates

the

effective
contribution

of

all

Non-Executive

Directors

and

ensures

Directors

receive

accurate,

clear

and

timely

information.

It

is

the

Board’s

responsibility

to
ensure

that

management

deliver

on

short-term

objectives,

whilst

promoting

the

long-term

success

of

the

Company

and

the

Barclays

Group.

The
Board

is

also

responsible

for

ensuring

that

management

maintains

an

effective

system

of

internal

control

which

should

provide

assurance

of
effective

and

efficient

operations,

internal

financial

controls

and

compliance

with

law

and

regulation.

In

meeting

this

responsibility,

the

Board
considers

what

is

appropriate

for

the

Company’s

business

and

reputation,

the

materiality

of

financial

and

other

risks

and

the

relevant

costs

and
benefits

of

implementing

controls.
The

Board

is

responsible

for

the

Barclays

Bank

Group,

which

contains

the

majority

of

the

Barclays

Group’s

Barclays

International

division,

which
is

comprised

of

the

CIB

and

CC&P

businesses.
The

BBPLC

Schedule

of

Matters

Reserved

to

the

Board

ensures

that

appropriate

coordination

with

the

governance

of

the

consolidated

boards
is

in

place.

The

Schedule

of

Matters

Reserved

specifies

those

decisions

to

be

taken

by

the

Board,

including

but

not

limited

to

material

decisions
relating

to

strategy,

risk

appetite,

medium

term

plans,

capital

and

liquidity

plans,

risk

management

and

controls

frameworks,

approval

of

financial
statements,

approval

of

large

transactions,

approval

of

share

allotments

and

dividends.

The

Board

has

delegated

the

responsibility

for

making
and

implementing

operational

decisions

and

running

the

Company’s

business

on

a

day-to-day

basis

to

the

Chief

Executive

Officer

and

his
senior

management

team.
The

current

Board

comprises

a

Chairman,

who

was

independent

on

appointment,

two

Executive

Directors

and

six

independent

Non-Executive
Directors.

The

majority

of

the

Board

are

independent

Non-Executive

Directors

bringing

significant

expertise

(including

external

perspectives)
and

independent

challenge.

The

independence

of

the

Non-Executive

Directors

is

considered

annually.

Governance
Corporate

Governance

Statement
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

7
Attendance
Directors

are

expected

to

attend

every

Board

meeting.

During

2020

there

were

a

number

of

additional

Board

meetings

convened

(often

at

short
notice)

due

to

the

COVID-19

pandemic

in

addition

to

the

usual

schedule

of

Board

meetings.

Attendance

was

very

strong

at

both

scheduled

and
ad

hoc

meetings,

as

reflected

in

the

table

below:
Director

Scheduled

eligible

meetings
attendance
Additional

eligible
meetings

attendance
Appointment/Resignation

Dates
Nigel

Higgins
7/7 6/6
Appointed

1

March

2019
Mike

Ashley
7/7 6/6
Appointed

25

September

2019
Tim

Breedon
7/7 5/6
Appointed

25

September

2019
Mohamed

El-Erian
7/7 6/6
Appointed

1

January

2020
Mary

Francis
7/7 6/6
Appointed

25

September

2019
Dawn

Fitzpatrick
7/7 6/6
Appointed

25

September

2019
Tushar

Morzaria*
7/7 4/4
Appointed

7

February

2020
Diane

Schueneman
7/7 6/6
Appointed

25

September

2019
Jes

Staley
7/7 4/4
Appointed

26

March

2019
Mary

Anne

Citrino
5/7 5/6
Appointed

25

September

2019;

resigned

30
September

2020
*

Tushar

Morzaria

was

appointed

as

an

Executive

Director,

pending

regulatory

approval,

on

25

September

2019.

Regulatory

approval

was

given
on

7

February

2020,

the

date

on

which

his

formal

appointment

became

effective.
What

the

Board

did

in

2020
During

2020,

the

Board

focused

on

the

following

specific

areas:

Strategy

and

operational

matters
◾

As

part

of

the

Board’s

direct

oversight

of

matters

relating

to

reputation,

received

regular

updates

throughout

the

COVID-19

pandemic

on

a
range

of

stakeholder

interests

and

matters

key

to

reputation

and

considered

and

maintained

oversight

of

our

response

to

the

crisis.
◾

Increased

oversight

and

received

regular

updates

in

respect

of

culture,

workforce

engagement

and

wellbeing

(particularly

in

supporting
colleagues’

needs

during

the

pandemic).
◾

Received

updates

on

sustainability,

including

the

climate

change

agenda

and

initiatives

and

social

responsibility.
◾

Discussed

regular

updates

from

the

Chief

Executive

Officer

and

BBPLC

Co-Presidents

on

the

progress

being

made

against

the

BBPLC
strategy

and

business

performance,

operational

and

technology

matters.

The

Board

received

increased

reporting

on

operational

matters

in
particular,

during

the

height

of

the

pandemic.
◾

Adopted

a

new,

extended

narrative

of

the

Barclays

Group’s

purpose

and

the

refreshed

descriptions

of

our

values

to

make

sure

they

are

still
relevant

for

the

challenges

ahead.

Finance

and

liquidity
◾

Regularly

assessed

the

financial

performance

of

the

various

businesses

and

the

Barclays

Bank

Group

results

through

reports

from

the
BBPLC

Chief

Financial

Officer

and

through

business

specific

updates

to

the

Board.

◾

Reviewed

and

approved

BBPLC’s

financial

results

prior

to

publication.

◾

Considered

and

approved

the

BBPLC

elements

of

the

Barclays

Group

Recovery

Plan.

◾

Considered

and

approved

the

BBPLC

Medium

Term

Plan

(MTP)

in

which

strategy

is

embedded.
Governance

and

risk

(including

regulatory

issues)
◾

Delegated

authority

to

the

Risk

Committee

to

consider

and

recommend,

on

behalf

of

the

Board,

the

adoption

by

the

Company

of

the

Internal
Capital

Adequacy

Assessment

Process

and

Internal

Liquidity

Adequacy

Assessment

Process.
◾

Received

regular

updates

on

key

risk

themes,

including

the

impact

of

the

COVID-19

pandemic,

and

approved

the

Company’s

risk

appetite.

◾

Received

reports

on

cyber

risk

capability

and

resilience

and

a

service

management

update

in

respect

of

services

provided

by

Barclays
Execution

Services

Limited,

the

Barclays

Group

service

company.
◾

Considered

and

approved

appointments

of

senior

executives

following

recommendation

from

the

Nominations

Committee.

This

included

the
creation

of

the

roles

of

Co-President

of

the

Company

to

ensure

our

Corporate

Bank,

Banking

and

Markets

businesses

work

more

closely
together.

Mr

Venkatakrishnan

was

appointed

as

Co-President

alongside

Mr

Compton.

The

Board

also

approved

changes

to

the

BBPLC
Executive

Committee,

and

the

appointment

of

a

new

BBPLC

Chief

Risk

Officer.
◾

Received

regular

reports

from

the

Chair

of

each

Board

Committee.

See

the

reports

from

the

Committee

Chairs

below

and

on

the

following
page.
◾

Received

and

considered

the

feedback

from

the

Barclays

Group’s

principal

regulators.

◾

Considered

the

results

of

the

internal

Board

effectiveness

evaluation.

Board

Committees
The

main

Board

Committees

are

the

Audit

Committee,

the

Nominations

Committee,

the

Remuneration

Committee

and

the

Risk

Committee.
Pursuant

to

authority

granted

under

the

Company’s

Articles

of

Association,

each

Board

Committee

has

had

specific

responsibilities

delegated

to
it

by

the

Board.

You

can

read

about

what

each

of

the

Committees

did

during

2020

on

the

following

pages.
The

Chair

of

each

Board

Committee

provides

a

report

on

Committee

business

at

each

Board

meeting,

including

any

matters

being
recommended

by

the

Committee

for

Board

approval.

Governance
Corporate

Governance

Statement
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

8
Board

Audit

Committee
The

Audit

Committee

is

comprised

solely

of

independent

Non-Executive

Directors,

with

membership

of

the

Audit

Committee

aligned

with

the
BPLC

Audit

Committee

and

designed

to

provide

the

breadth

of

financial

expertise

and

commercial

acumen

it

needs

to

fulfil

its

responsibilities.
Its

members

as

a

whole

have

recent

and

relevant

experience

of

the

banking

and

financial

services

sector,

in

addition

to

general

management
and

commercial

experience,

and

are

financially

literate.

The

Audit

Committee

is

chaired

by

Mike

Ashley

who

has

over

20

years

accounting

and
audit

experience.

Diane

Schueneman

and

Tim

Breedon

are

members

of

the

Committee.

Audit

Committee

meetings

were

attended

by
representatives

from

Barclays

Group

and/or

BBPLC

management

in

respect

of

matters

relevant

to

their

function

or

business

area,

including

the
BBPLC

Chief

Financial

Officer,

Chief

Compliance

Officer,

Chief

Controls

Officer,

Chief

Operating

Officer,

Chief

Internal

Auditor,

and

General
Counsel,

as

appropriate,

and

the

Company’s

External

Auditors,

KPMG.

The

Audit

Committee

held

a

number

of

separate

private

sessions

with
each

of

the

Chief

Internal

Auditor

and

the

lead

audit

engagement

partner

of

the

external

auditor,

which

were

not

attended

by

management.
As

part

of

the

Company’s

commitment

to

effective

oversight

and

allocation

of

responsibilities

between

the

BPLC

Audit

Committee,

the

Barclays
Bank

UK

PLC

Audit

Committee

and

the

Committee,

Mike

Ashley

met

regularly

during

2020

with

the

Barclays

Bank

UK

PLC

Audit

Committee
Chair

to

share

relevant

information

and

to

ensure

embedment

of

information

flows

and

governance

practice.

In

addition,

regular

dialogue

has
been

held

with

the

Audit

Committee

Chairs

of

the

Company’s

major

subsidiaries,

Barclays

Bank

Ireland

PLC

and

Barclays

US

LLC.
Attendance

at

the

Audit

Committee

during

2020

was

as

follows:
Member

Meetings

attended/eligible

to

attend
Appointment

Dates
Mike

Ashley

(Chairman)
10/10
Appointed

25

September

2019
Tim

Breedon
10/10
Appointed

25

September

2019
Diane

Schueneman
10/10
Appointed

25

September

2019
The

principal

role

and

responsibilities

of

the

Audit

Committee,

pursuant

to

its

Terms

of

Reference,

are:

◾

Assessing

the

integrity

of

the

Barclays

Bank

Group’s

financial

reporting

and

satisfying

itself

that

any

significant

financial

judgements

made

by
management

are

sound
◾

Evaluating

the

effectiveness

of

the

Barclays

Bank

Group’s

internal

controls,

including

internal

financial

controls
◾

Scrutinising

the

activities

and

performance

of

the

internal

and

external

auditors,

including

monitoring

their

independence

and

objectivity

◾

Overseeing

the

relationship

with

the

Barclays

Bank

Group’s

external

auditor
◾

Reviewing

and

monitoring

the

effectiveness

of

the

Barclays

Bank

Group’s

whistleblowing

procedures
◾

Overseeing

significant

legal

and

regulatory

investigations,

including

the

proposed

litigation

statement

for

inclusion

in

the

Company’s

statutory
accounts.
During

2020,

the

principal

activities

of

the

Audit

Committee

included:
◾

Financial

reporting:

assessing

the

appropriateness

of

key

accounting

themes,

disclosures,

issues

and

judgements,

including

in

respect

of
IFRS9

and

in

particular

Expected

Credit

Loss

(ECL)

judgements

and

disclosures

from

an

IFRS

perspective

in

light

of

guidance

issued

by
regulators

as

part

of

their

response

to

the

COVID-19

pandemic
◾

Impairment:

assessing

the

appropriateness

of

impairment

experience

against

forecast

and

considering

whether

impairment

provisions

were
appropriate.

As

part

of

its

monitoring,

the

Committee

considered

a

number

of

reports

from

management

(among

others)

on

the

economic
impact

of

the

COVID-19

pandemic,

and

the

continued

development

and

embedding

of

controls

over

internal

processes

supporting

the

ECL
calculation

and

related

assessment

of

US

Sarbanes

Oxley

Act

(SOx)

compliance

◾

Conduct

provisions:

analysing

the

judgements

and

estimates

made

with

regard

to

the

Barclays

Bank

Group’s

material

conduct

provisions

◾

Legal,

competition

and

regulatory

provisions:

evaluating

advice

on

the

status

of

current

legal,

competition

and

regulatory

matters

and
considering

the

adequacy

of

disclosures;

assessing

management’s

judgements

and

estimates

regarding

provisions
◾

Valuations:

monitoring

the

valuation

methods

applied

by

management

to

significant

valuation

items

and

areas

of

judgement
◾

Tax:

overseeing

tax

matters

relating

to

the

Barclays

Bank

Group,

including

tax

risk

provisions

and

regulatory

matters
◾

Internal

controls

and

business

control

environment:

evaluating

the

status

of

the

most

material

control

issues

identified

by

management,
including

the

Barclays

Group

Internal

Control

Enhancement

Programme

(which

was

substantially

concluded

in

March

2020);

monitored

and
evaluated

the

status

of

significant

control

issues

across

the

business

of

the

Barclays

Bank

Group

and

functions

through

regular

reports

from
the

Chief

Controls

Officer,

including

updates

on

progress

of

the

related

remediation

programmes

and

lessons

learned

from

critical

risk

events;
utilising

the

output

from

the

Risk

and

Control

Self

Assessments

to

review

and

monitor

the

control

environment

and

related

risks

◾

Raising

concerns:

reviewing

the

annual

report

on

whistleblowing

matters,

including

reporting

and

training

and

key

areas

of

the

Barclays

Bank
Group’s

whistleblowing

procedures

and

controls.

Monitoring

whistleblowing

metrics

and

instances

of

retaliation

reports,

including

whether

any
instances

had

been

substantiated

◾

Internal

audit:

receiving

thematic

control

and

operational

reporting

from

Barclays

Internal

Audit;

overseeing

issues

arising

from

unsatisfactory
audit

reports;

evaluating

reports

regarding

Barclays

Internal

Audit’s

assessment

of

the

management

control

approach

and

control

environment
in

the

Barclays

Bank

Group

◾

External

audit:

reviewing

and

approving

the

annual

audit

plan

for

the

Barclays

Bank

Group,

including

the

main

areas

of

focus,

and

assessing
the

progress

of

the

2020

audit.

The

Audit

Committee

also

reviewed

audit

quality

and

discussed

KPMG’s

feedback

on

the

Company’s

critical
accounting

estimates

and

judgements.
An

internal

review

of

the

effectiveness

of

the

Audit

Committee

was

undertaken

in

respect

of

the

Committee’s

performance

in

2020.

The

results
confirm

that

the

Committee

is

operating

effectively.

It

is

considered

well-constituted

and

provides

an

effective

and

appropriately

broad

level

of
challenge

and

oversight

of

the

areas

within

its

remit.

Governance
Corporate

Governance

Statement
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

9
Following

the

consolidation

of

the

membership

of

the

Committee

with

the

BPLC

Board

Audit

Committee

in

September

2019,

coverage

of

BBPLC
within

concurrent

meetings

was

considered

adequate.

Board

Nominations

Committee
The

Nominations

Committee

is

comprised

solely

of

independent

Non-Executive

Directors.

The

Nominations

Committee

members

are

Nigel
Higgins,

as

Chairman

of

the

BBPLC

Board

along

with

Mike

Ashley,

Tim

Breedon

and

Diane

Schueneman.
In

addition

to

scheduled

meetings,

the

Nominations

Committee

also

held

a

number

of

additional

meetings

during

2020.

Attendance

by

the
Nominations

Committee

members

is

shown

in

the

table

below.

Nominations

Committee

meetings

were

attended

during

the

year

by

the

Chief
Executive

Officer,

the

BPLC

HR

Director

and

the

BBPLC

HR

Director,

as

appropriate.
Attendance

at

the

Nominations

Committee

during

2020

was

as

follows:
Member
Meetings

attended/eligible

to

attend
Appointment

Dates
Nigel

Higgins

(Chairman)
6/6
Appointed

1

March

2019
Mike

Ashley
6/6
Appointed

25

September

2019
Tim

Breedon
6/6
Appointed

25

September

2019
Diane

Schueneman
6/6
Appointed

25

September

2019
The

principal

role

and

responsibilities

of

the

Nominations

Committee,

pursuant

to

its

Terms

of

Reference,

are:
◾

Considering

appointments

to

the

Board,

its

Committees

and

BBPLC

significant

subsidiaries
◾

Considering

the

composition

of

the

Board

and

its

Committees
◾

Considering

succession

planning

and

talent

management
◾

Evaluating

Board

effectiveness
◾

Assessing

the

length

of

Directors’

tenure
◾

Considering

Board

induction

and

training
◾

Evaluating

conflicts

of

interest
◾

Evaluating

governance

matters.
During

2020,

the

principal

activities

of

the

Committee

included:
◾

Reviewing

the

Board

and

Board

Committee

composition,

taking

into

account

tenure,

time

commitment,

skills,

knowledge,

experience

and
diversity

of

the

Directors,

and

identifying

any

desirable

skills

to

aid

the

Company

in

operating

and

competing

effectively
◾

Considering

the

effectiveness

of

the

Board

during

the

COVID-19

pandemic

as,

on

a

practical

level,

the

Board

was

required

to

convene
remotely

in

order

to

comply

with

Government

guidelines
◾

Receiving

updates

on

the

Company’s

executive

governance

framework,

talent

and

succession

management

and

key

appointments

to

the
Executive

Committee,

the

succession

planning

review

process

for

the

Executive

Committee

and

the

global

Barclays

Group

campaigns

to
promote

a

diverse

and

inclusive

workforce.

◾

Alongside

the

Board,

continuing

to

champion

Barclays’

Global

Race

at

Work

agenda,

designed

to

reinforce

Barclays

zero

tolerance

stance

on
racism

and

improve

opportunities

and

representation

for

ethnically

diverse

colleagues.

This

included

a

review

of

the

Race

at

Work

action

plan
focussed

on

opening

up

opportunities

to

attract,

develop

and

add

to

our

Black

talent,

which

was

implemented

during

the

year.

More
information

on

diversity

and

inclusion,

including

Barclays’

Global

Race

at

Work

agenda

and

latest

Ethnicity

data,

is

available

in

Barclays
Diversity

and

Inclusion

Report

published

on

18

February

2021

◾

Considering

changes

to

the

composition

of

the

boards

of

a

number

of

the

Company’s

significant

subsidiaries,

including

but

not

limited

to
Barclays

US

LLC,

Barclays

Bank

Delaware

and

Barclays

Capital

Securities

Limited
◾

Reviewing

emergency

cover

planning

for

key

executive

roles

in

the

context

of

the

COVID-19

pandemic

◾

Considering

the

Board’s

director

training

and

development.
An

internal

review

of

the

effectiveness

of

the

Nominations

Committee

was

undertaken

in

respect

of

Committee

performance

in

2020.

The

results
confirm

that

the

Committee

is

operating

effectively.

This

year’s

review

highlights

that

the

Committee

continues

to

be

well

constituted

and

that

the
role

and

responsibilities

of

the

Committee

are

clear

and

well

understood.

The

Committee’s

interaction

with

the

Board,

Board

Committees

and
senior

management

is

considered

effective.

This

year’s

review

noted

that

the

Committee

continued

to

operate

effectively

in

the

context

of

the
COVID-19

pandemic.

The

review

noted

that

the

Committee

may

benefit

from

a

more

formalised

meeting

schedule.

Due

to

the

nature

of

the
Committee’s

roles

and

responsibilities

this

may

not

always

be

possible,

but

further

consideration

will

be

given

to

this

during

the

year.

Following

the

consolidation

of

the

membership

of

the

Committee

with

the

BPLC

Board

Nominations

Committee

in

September

2019,

coverage

of
BBPLC

within

concurrent

meetings

was

considered

effective.
Board

Remuneration

Committee
The

Remuneration

Committee

is

comprised

solely

of

independent

Non-Executive

Directors.

The

Remuneration

Committee

is

chaired

by

Tim
Breedon,

with

Mary

Francis

as

the

other

member.

The

principal

role

and

responsibilities

of

the

Remuneration

Committee,

pursuant

to

its

Terms

of

Reference,

are

to:
◾

Adopt

the

over-arching

principles

of

remuneration

policy

for

the

Barclays

Bank

Group

within

the

parameters

set

by

the

BPLC

Remuneration
Committee
◾

Consider

and

endorse

the

incentive

pool

for

the

Company

and

its

subsidiaries

and

the

remuneration

of

key

BBPLC

executives

and

other
specified

individuals

as

determined

by

the

Remuneration

Committee

from

time

to

time
◾

Exercise

oversight

of

remuneration

issues

within

the

Barclays

Bank

Group.

Governance
Corporate

Governance

Statement
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

10
◾

Approve

the

remuneration

and

compensation

arrangement

of

employees

that

fall

within

the

remit

of

the

Remuneration

Committee.
In

addition

to

scheduled

meetings,

the

Remuneration

Committee

also

held

a

number

of

additional

meetings

during

2020.

Attendance

by

the
Remuneration

Committee

members

is

shown

in

the

table

below.

Remuneration

Committee

meetings

are

attended

by

management,

including
the

Chief

Executive

Officer

and

the

BPLC

HR

Director.

Attendance

at

the

Remuneration

Committee

during

2020

was

as

follows:
Member
Meetings

attended/eligible

to

attend
Appointment

Dates
Tim

Breedon

(Chairman)
6/6
Appointed

25

September

2019
Mary

Francis
6/6
Appointed

25

September

2019
During

2020,

the

principal

activities

of

the

Committee

included:

◾

Reviewing

and

adopting

the

Barclays

Group

People

Risk

Reward

Policy,

Material

Risk

Taker

Identification

Methodology

and

2020

Incentive
Funding

Frameworks
◾

Adopting

the

funding

ratio

◾

Endorsing

the

2020

ex-ante

risk

adjustments
◾

Considering

regular

updates

on

stakeholder,

regulatory

and

legal,

financial

and

risk

performance,

pay

round

timings

and

approach

◾

Reviewing

specific

remuneration

arrangements

for

individuals

within

the

Remuneration

Committee’s

remit
◾

Reviewing

Committee

effectiveness.
An

internal

review

of

the

effectiveness

of

the

Remuneration

Committee

was

undertaken

in

respect

of

Committee

performance

in

2020.

The
results

confirm

that

the

Committee

is

operating

effectively.

The

Committee

continues

to

provide

an

effective

level

of

challenge

and

oversight

of
the

areas

within

its

remit.

The

Committee’s

interaction

with

the

Board,

Board

Committees

and

senior

management

is

considered

effective,

with
continued

positive

engagement

and

dialogue

with

senior

management.
Following

the

consolidation

of

the

membership

of

the

Committee

with

the

BPLC

Board

Remuneration

Committee

in

September

2019,

coverage
of

BBPLC

matters

within

aligned

meetings

was

considered

adequate.
Board

Risk

Committee
The

Risk

Committee

is

comprised

solely

of

independent

Non-Executive

Directors

with

membership

of

the

Committee

broadly

aligned

with

the
BPLC

Risk

Committee.

The

Risk

Committee

is

chaired

by

Tim

Breedon.

Mike

Ashley,

Mohamed

El-Erian

(with

effect

from

1

July

2020),

Dawn
Fitzpatrick

and

Diane

Schueneman

are

the

other

members

of

the

Committee.

Mary

Anne

Citrino

was

a

member

of

the

Committee

until

she
stepped

down

from

the

Board

on

30

September

2020.

In

addition

to

scheduled

meetings,

the

Risk

Committee

also

held

a

number

of

additional
meetings

during

2020.

One

of

the

key

roles

of

the

Risk

Committee

is

to

review

and

challenge

the

risk

profile

and

risk

appetite

of

the

Barclays
Bank

Group

and

to

consider

key

risk

issues

and

internal

control

and

risk

policies

concerning

the

Barclays

Bank

Group.

Risk

Committee
meetings

are

attended

by

management,

including

the

Barclays

Group

Finance

Director

and

Barclays

Group

and/or

BBPLC

Chief

Risk

Officer,
Chief

Compliance

Officer,

Chief

Internal

Auditor,

General

Counsel,

as

appropriate,

and

the

Company’s

external

auditors,

KPMG.

Following

the
BPLC

and

BBPLC

consolidation,

the

Committee

continued

to

invite

the

relevant

BBPLC

Senior

management

to

attend

meetings

for

the
appropriate

agenda

items.
Attendance

at

the

Risk

Committee

during

2020

was

as

follows:
Member

Meetings

attended/eligible

to

attend
Appointment/Resignation

Dates
Tim

Breedon

(Chairman)
12/12
Appointed

25

September

2019
Mike

Ashley
12/12
Appointed

25

September

2019
Mohamed

El-Erian
5/5
Appointed

1

July

2020
Dawn

Fitzpatrick
10/12
Appointed

1

January

2020
Diane

Schueneman
9/12
Appointed

25

September

2019
Mary

Anne

Citrino
7/9
Appointed

25

September

2019;

resigned

30
September

2020
The

principal

role

and

responsibilities

of

the

Risk

Committee,

pursuant

to

its

Terms

of

Reference,

are:
◾

Review,

on

behalf

of

the

Board,

the

management

of

the

principal

risks

as

set

out

in

the

ERMF

with

the

exception

of

Reputation

Risk

which

is

a
matter

reserved

to

the

Board
◾

Consider

and

recommend

to

the

Board,

within

the

risk

parameters

set

by

the

BPLC

risk

committee,

the

Company’s

risk

appetite

and

tolerance
for

those

principal

risks
◾

Review,

on

behalf

of

the

Board,

the

Barclays

Bank

Group’s

risk

profile

for

those

principal

risks
◾

Commission,

receive

and

consider

reports

on

key

risk

issues.
During

2020,

the

principal

activities

of

the

Risk

Committee

included:
◾

Advising

the

Board

on

the

appropriate

risk

appetite

and

risk

tolerance

for

the

principal

risks

in

the

ERMF

when

determining

strategy,

including
recommending

to

the

Board

for

approval

the

proposed

overall

risk

appetite

statement

and

risk

limits

for

the

Company.

The

Committee
continued,

periodically,

to

review

and

/or

approve

risk

appetite

and

risk

limits

throughout

the

year
◾

Considering

and

approving

the

Company’s

internal

stress

test

themes

and

scenarios

and

the

results

of

different

stress

and

reverse

stress
assumptions,

including

both

internal

stress

tests

and

a

climate

change

stress

test

in

the

context

of

consideration

of

the

MTP

and

risk

appetite
for

2021

Governance
Corporate

Governance

Statement
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

11
◾

Reviewing

enhancements

to

the

stress

testing

process

and

models
◾

Receiving

updates

on

the

positive

quantitative

and

qualitative

results

of

Barclays

US

LLC’s

submission

of

the

Comprehensive

Capital

Analysis
and

Review

following

submission

of

the

CCAR

stress

test

results

to

the

Federal

Reserve

Bank

(the

FRB).

The

FRB

also

required

US

banks,
including

Barclays

US

LLC,

to

resubmit

capital

plans

using

new

supervisory

and

internal

baseline

stress

scenarios,

which

were

reviewed

by
the

Committee

◾

Ensuring

that

the

Company

has

enough

capital,

liquidity

and

financial

resources

to

meet

its

regulatory

requirements

and

obligations,

taking
into

account

potential

impacts

for

the

COVID-19

pandemic

and

other

macro-economic

factors
◾

Reviewing

and

considering

the

operational

risks

arising

from

the

Company’s

procedures,

processes,

systems

and

policies,

and

annual
approval

of

the

operational

risk

tolerance

statement.

The

Committee

focussed

particular

attention

on

the

financial

and

capital

implications

of
operational

risk

throughout

the

year,

including

in

light

of

the

COVID-19

pandemic

as

the

workforce

largely

switched

to

remote

working

◾

Evaluating

the

appropriateness

of

Barclays’

Model

Risk

Management

framework

and

receiving

and

considering

reports

from

management

in
relation

to

managing

model

risk

◾

Overseeing

the

management

of

Conduct

risk

within

BBPLC,

and

the

performance

of

the

Compliance

function
◾

Overseeing

the

Company’s

regulatory

requirements,

as

they

relate

to

risk

management,

including

regulatory

and

internal

capital

and

funding
requirements,

approving

the

Company’s

Internal

Capital

Adequacy

Assessment

Process

and

Individual

Liquidity

Adequacy

Assessment
Process,

including

reviewing

later

updates

to

reflect

the

impact

of

the

COVID-19

pandemic

◾

Reviewing

the

frameworks,

policies

and

resources

in

place

to

support

effective

risk

management

and

oversight

of

the

Barclays

Bank

Group

◾

Reviewing

performance

against

risk

metrics

and

advising

the

Remuneration

Committee

when

making

remuneration

decisions

for

2020

◾

Reviewing

and,

as

appropriate,

endorsing

statements

in

relation

to

the

Company’s

principal

risks

and

the

effectiveness

of

the

Company’s

risk
management

systems

made

in

the

Company’s

Strategic

Report,

Annual

Report,

and

BBPLC

elements

of

the

BPLC

Pillar

3

reporting.
The

Risk

Committee

continually

considers

the

impact

of

issues

on

the

Barclays

Bank

Group

and

the

risk

environment

in

which

it

operates.

It
reviews

steps

taken

by

the

business

to

manage

exposures

in

this

context.

The

Risk

Committee

also

received

focused

presentations

on

a
number

of

areas

specific

to

the

business

and

activities

of

Barclays

Bank

Group

(including

through

joint

presentations

with

the

BPLC

Risk
Committee),

including:
◾

Risk

appetite

and

risk

profile:

to

review

the

key

themes

arising

from

the

current

and

prospective

macro-economic,

geopolitical,

macro-
prudential

and

financial

environment

and

their

impact

on

the

Company’s

risk

appetite

and

risk

profile.

This

included

responses

to

the

COVID

–
19

pandemic

and

management

actions

to

manage

its

impact
◾

Conduct

risk:

to

receive

an

overview

of

the

oversight

and

management

of

Conduct

risk

across

the

Barclays

Bank

Group

and

the

role

of

the
Compliance

function

in

the

management

of

conduct

risk.

This

included

a

review

of

the

Compliance

functions

contribution

in

supporting

the
Company’s

response

to

the

COVID-19

pandemic

through

monitoring

areas

of

heightened

conduct

risk

and

overseeing

the

implementation

of
additional

controls,

particularly

in

the

context

of

ongoing

remediation

activities,

monitoring

working

from

home

arrangements

and
reprioritisation

of

risks

◾

Stress

testing:

the

Risk

Committee

considered

stress

test

scenarios

for

an

internal

stress

test,

reverse

stress

test

and

climate

change

stress.

◾

Deep

dives

on

key

operational

risks

including,

amongst

others,

settlements,

cyber-security

and

suppliers

and

credit

risks

in

light

of

the

COVID-
19

pandemic,

including

updates

on

risks

from

the

CIB.
An

internal

review

of

the

effectiveness

of

the

Risk

Committee

was

undertaken

in

respect

of

Committee

performance

in

2020.

The

results

of

the
review

were

positive

and

indicated

that

the

Committee

is

operating

effectively;

and

that

it

is

well

constituted

and

provides

an

effective

and

broad
level

of

challenge

and

oversight

of

the

areas

within

its

remit.

The

Committee

was

considered

to

be

both

challenging

and

influential,

providing
strong

support

to

the

new

Chief

Risk

Officer.

The

review

noted

that

the

Committee

has

a

broad

remit

having

taken

on

oversight

of

Conduct

and
Compliance

matters

in

2019

following

the

disbanding

of

the

Reputation

Committee

and

that

a

continued

focus

on

these

areas

was

considered

to
be

beneficial.

The

review

concluded

that

the

Committee’s

interaction

with

the

Board,

Board

Committees

and

senior

management

is

considered
effective.
Following

the

consolidation

of

the

membership

of

the

Committee

with

the

BPLC

Board

Risk

committee

in

September

2019,

coverage

of

BBPLC
matters

within

concurrent

meetings

was

considered

appropriate.
Leadership
Individual

roles

on

the

Board

and

their

responsibilities

are

set

out

in

the

Company’s

Charter

of

Expectations.

This

includes

role

profiles

and

the
behaviours

and

competencies

required

for

each

role

on

the

Board,

namely

the

Chair,

Non-Executive

Directors,

Executive

Directors

and
Committee

Chairs.

In

accordance

with

the

Charter

of

Expectations,

Non-Executive

Directors

provide

effective

oversight

and

scrutiny,

strategic
guidance

and

constructive

challenge

whilst

holding

the

Executive

Directors

to

account

against

their

agreed

performance

objectives.

A

copy

of
the

Charter

of

Expectations

can

be

found

at

home.barclays/who-we-are/ourgovernance/board-responsibilities.
Appointment

and

retirement

of

Directors
The

appointment

and

retirement

of

Directors

is

governed

by

the

Company’s

Articles

of

Association

(the

Articles),

the

Companies

Act

2006

(the
Act)

and

related

legislation.
The

Articles

may

be

amended

only

by

a

special

resolution

of

the

shareholders.

The

Board

has

the

power

to

appoint

additional

Directors

or

to

fill
a

casual

vacancy

amongst

the

Directors.

Any

such

Director

holds

office

only

until

the

next

Annual

General

Meeting

(AGM)

and

may

offer
himself/herself

for

re-election.

All

Directors

will

stand

for

election

or

re-election

at

the

2021

AGM.
All

appointments

to

the

Board

and

senior

management

are

viewed

through

a

diversity

lens

and

are

based

on

merit

and

objective

criteria,

which
focus

on

the

skills

and

experience

required

for

the

Board’s

effectiveness

and

the

delivery

of

the

Company’s

strategy.

Board

appointments

are
made

following

a

rigorous

and

transparent

process

facilitated

by

the

Nominations

Committee,

with

the

aid

of

an

external

search

consultancy
firm.
You

can

read

more

about

the

work

of

the

Nominations

Committee

on

page

9.

Governance
Corporate

Governance

Statement
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

12
Diversity

across

the

Barclays

Group

remains

a

key

area

of

focus.

For

more

detail

on

the

Barclays

Bank

Group

actions

to

increase

diversity
please

see

page

14.
The

Nominations

Committee

regularly

reviews

the

composition

of

the

Board,

Board

Committees

and

Executive

Committee

and

the

core
competencies,

diversity

and

experience

required.

For

the

Board,

it

is

standard

practice

to

appoint

any

new

Non-Executive

Director

or

Chair

for
an

initial

three-year

term,

subject

to

annual

re-election

at

the

AGM,

which

may

be

extended

for

up

to

a

further

three-year

term.

As

such,

Non-
Executive

directors

typically

serve

up

to

a

total

of

six

years.
Effectiveness
Appointments

to

the

Board

are

made

via

a

formal,

rigorous

and

transparent

process,

based

on

merit,

taking

into

account

the

skills,

experience
and

diversity

needed

on

the

Board

in

the

context

of

the

Company’s

strategic

direction.
As

at

the

date

of

this

report,

we

have

met

the

Board

gender

diversity

target

of

33%

with

three

female

directors.

The

Board

is

committed

to
regularly

reviewing

its

broad

diversity

profile.
The

Company

considers

the

composition

of

principal

Board

Committees

to

meet

the

independence

criteria

of

the

2018

UK

Corporate
Governance

Code,

notwithstanding

that

the

Company

has

chosen

not

to

adopt

and

report

against

the

2018

UK

Corporate

Governance

Code,

as
stated

above,

and

there

is

appropriate

cross-membership

on

the

Board

Committees

to

further

promote

effectiveness.
All

Directors

are

expected

to

commit

sufficient

time

to

fulfil

their

duties

to

the

Company.

This

includes

attending,

and

being

well-prepared

for,

all
Board

and

Committee

meetings,

as

well

as

making

time

to

understand

the

business

and

meet

with

executives.
The

Company’s

Charter

of
Expectations

sets

out

responsibilities

for

providing

the

Board

with

accurate,

timely

and

high-quality

information

necessary

for

it

to

fulfil

its

duties.
An

internal

evaluation

of

the

Board

and

Board

Committees,

led

by

the

Senior

Independent

Director

of

Barclays

PLC

Chair

and

the

Company
Secretary

has

been

concluded,

relating

to

2020

activity.

The

results

confirm

the

Board

was

operating

effectively,

Challenge

by

the

Board

was
considered

to

be

strong

yet

constructive

and

collegiate.
In

its

2020

Annual

Report

Barclays

PLC

has

disclosed

the

following

in

relation

to

its

annual

director

effectiveness

assessment:
In

accordance

with

the

Code,

all

of

the

current

Directors

of

Barclays

PLC,

other

than

Sir

Ian

Cheshire

who

is

stepping

down

from

the

Board

at
the

end

of

the

AGM,

will

be

submitting

themselves

for

election

or

re-election

at

the

2021

AGM

to

be

held

on

5

May

2021

and

will

be

unanimously
recommended

by

the

Board

for

election

or

re-election

as

appropriate.

As

part

of

its

decision

in

respect

of

Mr

Staley,

the

Board

has

had

regard

to
the

conclusions

it

reached

last

year,

which

conclusions

remain

unchanged,

in

relation

to

the

investigations

by

the

PRA

and

the

FCA,

details

of
which

were

disclosed

in

our

2019

Annual

Report

and

which

remain

ongoing.
Accountability
The

Board

is

responsible

for

setting

the

Barclays

Bank

Group

risk

appetite

within

the

overall

parameters

set

by

the

Barclay’s

Group,

being

the
level

of

risk

it

is

prepared

to

take

in

the

context

of

achieving

the

Barclays’

Group

strategic

objectives.

The

ERMF

is

designed

to

identify

and

set
minimum

requirements

in

respect

of

the

main

risks

to

achieving

Barclays’

strategic

objectives

and

to

provide

reasonable

assurance

that

internal
controls

are

effective.
The

Board,

assisted

by

the

Risk

Committee,

conducts

robust

assessments

of

the

principal

risks

facing

the

Company,

including

those

that

would
threaten

its

business

model,

future

performance,

solvency

or

liquidity.
The

Audit

Committee

oversees

the

effectiveness

of

BBPLC

internal

and

external

auditors.

The

Directors

also

review

the

effectiveness

of

the
Barclays

Bank

Group’s

systems

of

internal

control

and

risk

management.
The

Board

has

put

in

place

processes

to

support

the

presentation

to

stakeholders

of

fair,

balanced

and

understandable

information.
Remuneration
The

Remuneration

Committee

reviews

and

adopts

the

Barclays

Group’s

Remuneration

Policy

for

use

in

the

Barclays

Bank

Group.

The

purpose
and

activities

of

this

Committee

are

contained

in

the

Remuneration

Committee

report

on

pages

9-10

of

this

report.
The

Board

has

delegated

responsibility

to

the

Remuneration

Committee

for

the

consideration

and

approval

of

the

remuneration

arrangements

of
the

Chair,

Executive

Directors,

other

senior

executives

and

certain

Barclays

Bank

Group

employees.

The

Remuneration

Committee

when
considering

the

remuneration

policies

and

practices,

seeks

to

ensure

that

they

support

the

Company’s

strategy

and

promote

the

long-term
success

of

the

Company

and

that

they

are

aligned

to

successful

delivery

of

the

Barclays

Group’s

strategy.

All

executive

and

senior

management
remuneration

policies

will

be

developed

only

in

accordance

with

the

Barclays

Group’s

formal

and

transparent

procedures

(ensuring

that

no
Director

is

involved

in

deciding

his/her

own

remuneration

outcome)

and

having

regard

to

workforce

remuneration

and

related

policies

and

the
alignment

of

incentives

and

rewards

with

culture.

All

Remuneration

Committee

members

are

expected

to

demonstrate

independent

judgement
and

discretion

when

determining

and

approving

remuneration

outcomes.

The

Board

as

a

whole,

with

the

Non-Executive

Directors

abstaining,
considers

annually

the

fees

paid

to

Non-Executive

Directors.

Governance
Corporate

Governance

Statement
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

13
Controls

over

financial

reporting
A

framework

of

disclosure

controls

and

procedures

is

in

place

to

support

the

approval

of

the

financial

statements

of

the

Barclays

Bank

Group.
Specific

governance

committees

are

responsible

for

examining

the

financial

reports

and

disclosures

to

ensure

that

they

have

been

subject

to
adequate

verification

and

comply

with

applicable

standards

and

legislation.
These

committees

report

their

conclusions

to

the

Audit

Committee,

which

debates

the

conclusions

and

provides

further

challenge.

Finally,

the
Board

scrutinises

and

approves

results

announcements

and

the

BBPLC

Annual

Report,

and

ensures

that

appropriate

disclosures

have

been
made.

This

governance

process

ensures

that

both

management

and

the

Board

are

given

sufficient

opportunity

to

debate

and

challenge

the
financial

statements

of

the

Barclays

Bank

Group

and

other

significant

disclosures

before

they

are

made

public.
Audit,

Risk

and

Internal

Control
The

Company

is

committed

to

operating

within

a

strong

system

of

internal

control

that

enables

business

to

be

transacted

and

risk

taken

without
exposure

to

unacceptable

potential

losses

or

reputational

damage.
As

referenced

above,

the

Board

is

responsible

for

ensuring

that

management

maintains

an

effective

system

of

risk

management

and

internal
control

and

for

assessing

its

effectiveness.

Such

a

system

is

designed

to

identify,

evaluate

and

manage,

rather

than

eliminate,

the

risk

of

failure
to

achieve

business

objectives

and

can

provide

only

reasonable,

rather

than

absolute,

assurance

against

material

misstatement

or

loss.
Processes

are

in

place

for

identifying,

evaluating

and

managing

the

Principal

Risks

facing

the

Company.

A

key

component

of

the

framework

is
the

ERMF

which

supports

the

business

in

its

aim

to

embed

effective

risk

management

and

a

strong

risk

management

culture.

The

ERMF

is
designed

to

identify

and

set

minimum

requirements,

in

respect

of

the

main

risks,

to

achieve

the

Company’s

strategic

objectives

and

to

provide
reasonable

assurance

that

internal

controls

are

effective.
The

effectiveness

of

the

risk

management

and

internal

control

systems

is

reviewed

regularly

by

the

Risk

Committee

and

the

Audit

Committee
(as

detailed

above).
The

Risk

Committee

is

responsible

for

providing

oversight

and

advice

to

the

Board

in

relation

to

current

and

potential

future

risk

exposures
examining

reports

covering

the

Principal

Risks

including

those

that

would

threaten

its

business

model,

future

performance,

solvency

or

liquidity,
as

well

as

reports

on

risk

measurement

methodologies

and

risk

appetite.

Further

detail

of

the

work

of

the

Risk

Committee

can

be

found

on
pages

10

to

11

of

this

report.
As

referenced

above,

the

Audit

Committee

carries

out

several

duties,

delegated

to

it

by

the

Board,

including

oversight

of

financial

reporting
processes,

reviewing

the

effectiveness

of

internal

controls,

considering

whistle-blowing

arrangements

and

oversight

of

the

work

of

the

external
and

internal

auditors.

Throughout

the

year

ended

31

December

2020

and

to

date,

the

Company

has

operated

a

system

of

internal

control

that
provides

reasonable

assurance

of

effective

operations

covering

all

controls,

including

financial

and

operational

controls

and

compliance

with
laws

and

regulations.
The

Board,

together

with

the

Audit

Committee,

is

responsible

for

ensuring

the

independence

and

effectiveness

of

the

internal

and

external

audit
functions.

For

this

reason,

the

Audit

Committee

members

met

regularly

with

the

Chief

Barclays

Internal

Auditor

and

the

Lead

Audit

Engagement
Partner

of

the

external

auditor

without

management

present.

Further

details

of

the

work

of

the

Audit

Committee

can

be

found

on

pages

8
to

9

of
this

report.
Management

is

responsible

for

establishing

and

maintaining

adequate

internal

controls

over

financial

reporting

under

the

supervision

of

the
principal

executive

and

financial

officers,

to

provide

reasonable

assurance

regarding

the

reliability

of

financial

reporting

and

the

preparation

of
financial

statements,

in

accordance

with

International

Financial

Reporting

Standards

(IFRS).

Internal

control

over

financial

reporting

includes
policies

and

procedures

that

pertain

to

the

maintenance

of

records

that,

in

reasonable

detail:
◾

Accurately

and

fairly

reflect

transactions

and

dispositions

of

assets
◾

Provide

reasonable

assurances

that

transactions

are

recorded

as

necessary

to

permit

preparation

of

financial

statements

in

accordance
with

IFRS

and

that

receipts

and

expenditures

are

being

made

only

in

accordance

with

authorisations

of

management

and

the

respective
Directors
◾

Provide

reasonable

assurance

regarding

prevention

or

timely

detection

of

unauthorised

acquisition,

use

or

disposition

of

assets

that

could
have

a

material

effect

on

the

financial

statements.
Internal

control

systems,

no

matter

how

well

designed,

have

inherent

limitations

and

may

not

prevent

or

detect

misstatements.

Also,

projections
of

any

evaluation

of

effectiveness

to

future

periods

are

subject

to

the

risk

that

internal

controls

may

become

inadequate

because

of

changes

in
conditions,

or

that

the

degree

of

compliance

with

the

policies

or

procedures

may

deteriorate.
Management

has

assessed

the

internal

control

over

financial

reporting

as

of

31

December

2020.

In

making

its

assessment,

management
utilised

the

criteria

set

out

in

the

2013

COSO

framework

and

concluded

that,

based

on

its

assessment,

the

internal

control

over

financial
reporting

was

effective

as

of

31

December

2020.
The

system

of

internal

financial

and

operational

controls

is

also

subject

to

regulatory

oversight

in

the

UK

and

overseas.

Further

information

on
supervision

by

the

financial

services

regulators

is

provided

under

Supervision

and

Regulation

in

the

Risk

review

section

on

pages

94

to

99.

Governance
Corporate

Governance

Statement
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

14
Changes

in

internal

control

over

financial

reporting
There

have

been

no

changes

in

the

Barclays

Bank

Group’s

internal

control

over

financial

reporting

that

occurred

during

the

period,

covered

by
this

report,

which

have

materially

affected

or

are

reasonably

likely

to

materially

affect

the

Barclays

Bank

Group’s

internal

control

over

financial
reporting.
Executive

Committee
During

2020,

the

Executive

Committee

membership

included

the

Chief

Executive

Officer,

Global

Heads

of

Markets

and

Banking

(the

Co-
Presidents

of

BBPLC),

Corporate

Banking

and

Consumer

Banking

&

Payments

along

with

their

functional

partners,

the

Chief

Financial

Officer,
Chief

Risk

Officer

and

other

functional

partners.

The

Executive

Committee

meets

monthly

and

is

chaired

by

the

Chief

Executive

Officer.

In
addition

to

the

day-to-day

management

of

the

Company,

the

Executive

Committee

supports

the

Chief

Executive

Officer

in

ensuring

that

the
values,

strategy

and

culture

align,

are

implemented

and

are

communicated

consistently

to

colleagues

–

for

example

through

regular

leadership
team

conferences,
and

communications

that

are

available

to

all

colleagues
.
Non-Executive

Directors

time

commitment

and

conflict

of

interest
Non-Executive

Directors,

including

the

Chairman,

are

informed

of

the

minimum

time

commitment

prior

to

their

appointment

and

they

are
required

to

devote

sufficient

time

to

the

Company

to

discharge

their

responsibilities

effectively.
The

time

commitments

of

Directors

are

considered

by

the

Board

on

appointment

and

are

reviewed

when

appropriate.

External

appointments
must

be

agreed

with

the

Chairman

and

disclosed

to

the

Board,

before

appointment,

with

an

indication

of

the

time

involved.

The

Board

is
satisfied

that

there

are

no

Directors

whose

time

commitment

is

considered

to

be

a

matter

for

concern.
In

accordance

with

the

Act

and

the

Articles,

the

Board

has

authority

to

authorise

conflicts

of

interest,

and

this

ensures

that

the

influence

of

third
parties

does

not

compromise

or

override

independent

judgement

of

the

Board.

The

Company

Secretary

maintains

a

conflicts

register,

which

is

a
record

of

actual

and

potential

conflicts,

together

with

any

Board

authorisation

of

the

conflict.
Training

and

induction
During

2020,

Directors

engaged

regularly

(albeit

virtually

for

the

majority

of

the

year)

with

senior

management,

as

well

as

attending

town

halls
and

senior

leadership

gatherings

(virtually).
In

addition,

Directors

are

regularly

provided

with

the

opportunity

to

take

part

in

ongoing

training

and
development

and

can

also

request

specific

training

they

may

consider

necessary

or

useful.

Opportunities

for

in-person

Director

training

were
more

limited

in

2020

as

a

result

of

social

distancing

and

as

the

Board

and

senior

management

focussed

on

the

response

to

the

COVID-19
pandemic.

However,

training

and

development

was

supported

through

Board

deep

dives.

The

Board

also

received

an

annual

briefing

on
regulatory

responsibilities

including

the

Senior

Mangers

Regime

and

on

Barclays’

conduct

and

financial

crime

policies

and

standards.
There

is

an

induction

programme

for

all

new

Directors

which

is

tailored

to

their

specific

experience

and

knowledge,

providing

access

to

all

parts
of

the

business,

to

support

Directors

in

understanding

the

nature

of

the

business

and

the

key

issues

the

Company

faces.

When

a

Director

joins
a

Board

Committee,

the

schedule

includes

an

induction

to

the

operation

of

that

Board

Committee.
Diversity

and

inclusion
The

Board

recognises

the

importance

of

ensuring

that

there

is

broad

diversity

among

the

Directors

inclusive

of,

but

not

limited

to,

gender,
ethnicity,

geography

and

business

experience.

In

addition,

the

Company

aims

to

ensure

that

employees

of

all

backgrounds

are

treated

equally
and

have

the

opportunity

to

be

successful.

The

Barclays

Group’s

Global

Diversity

and

Inclusion

(D&I)

strategy

sets

objectives,

initiatives

and
plans

across

five

core

pillars:

Gender,

LGBT+,

Disability,

Multicultural

and

Multigenerational,

in

support

of

that

ambition.

Further

information

on
the

Barclays

Group’s

Board

Diversity

Policy,

as

adopted

by

the

Board,

and

D&I

strategy

can

be

found

on

page

84

of

the

Barclays

PLC

Annual
Report

2020
available

at

home.barclays/annualreport.

Governance

Directors’

report
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

15
The

Directors

present

their

report

together

with

the

audited

accounts

for

the

Company

for

the

year

ended

31

December

2020.
Other

information

that

is

relevant

to

the

Directors’

Report,

and

which

is

incorporated

by

reference

into

this

report,

can

be

located

at:

Pages
Corporate

Governance

Report
3
Risk

Management
24
Principal

Risks
39
Disclosures

required

pursuant

to

Large

and

Medium-sized

Companies

and

Groups

(Accounts

and

Reports)

Regulations
2008

as

updated

by

the

2018

Regulations

can

be

found

on

the

following

pages:
Engagement

with

employees

(Sch.7

Para

11

and

11A

Regs

2008/2018

and

S172(1)

Statement)
19
Policy

concerning

the

employment

of

disabled

persons

(Sch.7

Para

10

Regs

2008)
20
Financial

Instruments

(Sch.7

Para

6

Regs

2008

)
130
Hedge

accounting

policy

(Sch.7

Para

6

Regs

2008

)
131
Profits

and

dividends
The

results

of

the

Barclays

Bank

Group

show
statutory

profit

after

tax

of

£2,451m

(2019:

£2,780m).

The

Barclays

Bank

Group

had

net

assets

of
£53,710m

at

31

December

2020

(2019:

£50,615m).

Barclays

PLC

will

pay

a

full

year

dividend

in

respect

of

2020

of

1p

(2019:

nil)

per

ordinary

share

on
1

April
2021

to

shareholders

on

the

share
register

on
26
February

2021.

The

Company

will

pay

a

£174m

dividend

to

Barclays

PLC

in

order

to

fund

Barclays

PLC’s

external

dividend
payment.

In

addition,

the

Company

will

pay

a

£520m

dividend

to

Barclays

PLC

in

order

to

partially

fund

a

share

buy-back.

Further

details

on
total

dividends

on

ordinary

shares

paid

in

2020

are

set

out

in

Note

10
to

the

financial

statements.

Dividends

paid

on

preference

shares

for

the
year

ended

31

December

2020

amounted

to

£42m

(2019:

£41m).
Share

Capital
There

was

no

increase

in

ordinary

share

capital

during

the

year.

Barclays

PLC

owns

100%

of

the

issued

ordinary

shares.

There

are

no
restrictions

on

the

transfer

of

ordinary

shares

or

agreements

between

holders

of

ordinary

shares

known

to

the

Company

which

may

result

in
restrictions

on

the

transfer

of

securities

or

voting

rights.

Further

information

on

the

Company’s

share

capital,

including

preference

shares

can

be
found

in

Note

27
of

the

financial

statements.
Powers

of

Directors

to

issue

or

buy

back

the

Company’s

shares
The

powers

of

the

Directors

are

determined

by

the

Act

and

the

Articles.

No

shares

were

issued

or

bought

back

in

2020.

The

Directors

are
authorised

to

issue

and

allot

shares

and

to

buy

back

shares

subject

to

annual

shareholder

approval

at

the

AGM.

Such

authorities

were

granted

by
shareholders

at

the

2020

AGM.

It

will

be

proposed

at

the

2021

AGM

that

the

Directors

be

granted

new

authorities

to

allot

and

buy-back

shares.
Repurchase

of

preference

shares
No

preference

shares

were

redeemed

by

the

Company

during

2020.

Governance

Directors’

report
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

16
Directors
The

list

of

current

Directors

of

the

Company

can

be

found

in

the

Corporate

Governance

Statement.

Changes

to

Directors

during

the

year

and

up
to

the

date

of

signing

this

report

are

set

out

below.
Name Role
Effective

date

of

appointment/resignation
Mohamed

El

Erian
Non-Executive

Director
Appointed

1

January

2020
Tushar

Morzaria*
Executive

Director
Appointed

7

February

2020
Matthew

Lester
Non-Executive

Director
Resigned

1

January

2020
Mary

Anne

Citrino
Non-Executive

Director
Resigned

30

September

2020
*Tushar

Morzaria

was

appointed

as

an

Executive

Director,

pending

regulatory

approval,

on

25

September

2019.

Regulatory

approval

was

given

on

7

February

2020,

the

date

on
which

his

formal

appointment

became

effective.
Directors’

indemnities
Qualifying

third

party

indemnity

provisions

(as

defined

by

section

234

of

the

Act)

were

in

force

during

the

course

of

the

financial

year

ended

31
December

2020

for

the

benefit

of

the

then

Directors

and,

at

the

date

of

this

report,

are

in

force

for

the

benefit

of

the

Directors

in

relation

to
certain

losses

and

liabilities

which

they

may

incur

(or

have

incurred)

in

connection

with

their

duties,

powers

or

office.

In

addition,

the

Company
maintains

Directors’

&

Off

icers’

Liability

Insurance

which

gives

appropriate

cover

for

legal

action

brought

against

its

Directors.
Qualifying

pension

scheme

indemnity

provisions

(as

defined

by

section

235

of

the

Act)

were

in

force

during

the

course

of

the

financial

year
ended

31

December

2020

for

the

benefit

of

the

then

directors;

and

at

the

date

of

this

report

are

in

force

for

the

benefit

of

directors

of

Barclays
Pension

Funds

Trustees

Limited

as

trustee

of

the

Barclays

Bank

UK

Retirement

Fund,

Barclays

Capital

International

Pension

Scheme

(No.1)
and

Barclays

PLC

Funded

Unapproved

Retirement

Benefits

Scheme.

The

directors

of

the

trustee

are

indemnified

against

liability

incurred

in
connection

with

the

trustee’s

activities

in

relation

to

the

aforementioned

schemes.
Political

donations
The

Barclays

Bank

Group

did

not

give

any

money

for

political

purposes

in

the

UK,

the

EU

or

outside

the

EU,

nor

did

it

make

any
political

donations

to

political

parties

or

other

political

organisations

or

to

any

independent

election

candidates,

or

incur

any

political

expenditure
during

the

year.

Details

of

any

political

contributions

made

by

the

wider

Barclays

Group

can

be

found

in

the

Barclays

PLC

Annual

Report

2020
available

at

home.barclays/annualreport.
Environment

The

Barclays

Group

focuses

on

addressing

environmental

issues

where

it

felt

that

there

is

the

greatest

potential

to

make

a

difference.

As

the
global

effort

to

tackle

climate

change

grows,

the

Barclays

Group

is

moving

rapidly

to

take

a

leading

role

in

contributing

to

the

transition

to

a

low
carbon

economy.

In

March

2020,

Barclays

Group

set

out

its

ambition

to

be

a

net

zero

bank

by

2050.

In

November

2020,

on

its

way

to

achieving
that

ambition,

Barclays

Group

set

out

the

methodology

and

targets

that

begin

to

align

the

emissions

Barclays

finances

with

the

Paris

Climate
Agreement.

More

information

is

set

out

in

the

Barclays

Group

Environmental

Social

Governance

Report,

published

alongside

the

Barclays

PLC
Annual

Report

2020

available

at

home.barclays/annualreport.
Barclays

Group

focusses

on

managing

its

own

carbon

footprint

and

reducing

its

absolute

carbon

emissions,

developing

products

and

services

to
help

enable

the

transition

to

a

low-carbon

economy

and

managing

the

risks

of

climate

change

to

its

operations,

clients,

customers

and

society

at
large.

Barclays

Group

invests

in

improving

the

energy

efficiency

of

its

operations

and

offsets

the

emissions

remaining

through

the

purchase

of

carbon
credits.

Barclays

Group

also

has

a

long-standing

commitment

to

managing

the

environmental

and

social

risks

associated

with

its

lending
practices,

which

is

embedded

into

its

risk

management

processes.

A

governance

structure

is

in

place

to

facilitate

clear

dialogue

across

the
business

and

with

suppliers

around

issues

of

potential

environmental

and

social

risk.

For

more

information

about

how

Barclays

Group’s

is
helping

to

tackle

climate

change

please

see

the

Barclays

PLC

Annual

Report

2020

available

at

home.barclays/annualreport.
Disclosure

of

global

greenhouse

gas

emissions

is

done

at

a

Barclays

Group

level

with

information

available

in

the

Barclays

PLC

Annual

Report
2020

available

at

home.barclays/annualreport

with

fuller

disclosure

available

on

the

Barclays

Group

website

at

home.barclays.com/esg.
Engagement

with

customers,

suppliers

and

others

in

a

business

relationship

with

the

Company
Our

engagement

with

suppliers

is

important.

The

Directors

have

regard,

via

management

oversight,

to

the

need

to

foster

business

relationships
with

suppliers

and,

as

such,

engage

with

them

to

ensure

adherence

to

the

Barclays’

Supplier

Code

of

Conduct

and

Supply

Control

obligations
which

cover

our

expectations

of

suppliers.

Adherence

is

confirmed

through

pre-contract

attestation.

Further,

Barclays

is

a

signatory

to

the
Prompt

Payment

Code

in

the

UK,

committing

to

pay

our

suppliers

within

clearly

defined

terms.
For

further

information

on

managing

our

supply

chain,

please

see

our

ESG

Report

at
home.barclays/esg .
Branches

and

Country-by-Country

reporting
The

Barclays

Bank

Group

operates

through

branches,

offices

and

subsidiaries

in

the

UK

and

overseas.

Those

branches

are

in

a

number

of
different

jurisdictions

including

in

Hong

Kong,

Singapore

and

New

York.
The

Company

is

exempt

from

publishing

information

required

by

The

Capital

Requirements

(Country-by-Country

Reporting)

Regulations

2013
as

this

information

is

published

by

its

parent

Barclays

PLC.

This

information

is

available

on

the

Barclays

website;

hone.barclays/annualreport.
Research

and

development

In

the

ordinary

course

of

business,

the

Barclays

Bank

Group

develops

new

products

and

services

in

each

of

its

business

divisions.

Governance

Directors’

report
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

17
Change

of

control
There

are

no

significant

agreements

to

which

the

Company

is

a

party

that

are

affected

by

a

change

of

control

of

the

Company

following

a
takeover

bid.

There

are

no

agreements

between

the

Company

and

its

Directors

or

employees

providing

for

compensation

for

loss

of

office

or
employment

that

occurs

because

of

a

takeover

bid.
The

Auditors
The

BPLC

Audit

Committee

reviews

the

appointment

of

the

external

auditors,

as

well

as

their

relationship

with

the

Barclays
Group,

including
monitoring

the

Barclays

Group’s

use

of

the

external

auditors

for

non-audit

services

and

the

balance

of

audit

and

non-audit

fees

paid

to

them.
The

BBPLC

Audit

Committee

also

monitors

the

use

of

the

external

auditors

for

non-audit

services

within

BBPLC.

More

details

on

this

can

be
found

in

Note

39
to

the

financial

statements.
An

external

audit

tender

was

conducted

in

2015

and

the

decision

was

made

to

appoint

KPMG

as

Barclays

Group’s

external

auditor

with

effect
from

the

2017

financial

year,

with

PwC

resigning

as

Barclays

Group’s

statutory

auditor

at

the

conclusion

of

the

2016

audit.
The

Company

is

in

compliance

with

the

requirements

of

The

Statutory

Audit

Services

for

Large

Companies

Market

Investigation

(Mandatory
Use

of

Competitive

Tender

Processes

and

Audit

Committee

Responsibilities)

Order

2014,

which

relates

to

the

frequency

and

governance

of
tenders

for

the

appointment

of

the

external

auditor

and

the

setting

of

a

policy

on

the

provision

of

non-audit

services.
Provided

that

KPMG

continue

to

maintain

its

independence

and

objectivity,

and

the

BPLC

Audit

Committee

remains

satisfied

with

its
performance,

the

Barclays

Group

has

no

intention

of

appointing

an

alternative

external

auditor

before

the

end

of

the

current

required

period

of
10

years.
Non-audit

services
In

order

to

safeguard

the

auditor’s

independence

and

objectivity,

the

Barclays

Group

has

in

place

a

policy

setting

out

the

circumstances

in

which
the

auditor

may

be

engaged

to

provide

services

other

than

those

covered

by

the

Barclays

Group

audit.

The

Barclays

Group

Policy

on

the
Provision

of

Services

by

the

Group

Statutory

Auditor

(the

Policy)

applies

to

all

Barclays’

subsidiaries

and

other

material

entities

over

which
Barclays

has

significant

influence.

The

core

principle

of

the

Policy

is

that

non-audit

services

(other

than

those

legally

required

to

be

carried

out
by

the

Barclays

Group’s

auditor)

should

be

performed

by

the

auditor

only

in

certain

controlled

circumstances.

The

Policy

sets

out

those

types

of
services

that

are

strictly

permitted.
Under

the

Policy,

except

for

specific

categories

of

‘permitted’

services

that

require

explicit

Committee

approval,

the

BPLC

audit

committee

has
pre-approved

all

permitted

services

for

which

fees

are

less

than

£100,000.

All

requests

to

engage

the

auditor

are

assessed

by

independent
management

before

work

can

commence.

Requests

for

permitted

service

types

in

respect

of

which

the

fees

are

expected

to

meet

or

exceed

the
above

threshold

must

be

approved

by

the

Chairman

of

the

BPLC

audit

committee

before

work

is

permitted

to

begin.

Services

where

the

fees

are
expected

to

be

£250,000

or

higher

must

be

approved

by

the

BPLC

Audit

Committee

as

a

whole.

All

expenses

and

disbursements

must

be
included

in

the

fees

calculation.

More

information

on

this

can

be

found

in

the

Barclays

PLC

Annual

Report

2020

available

at
home.barclays/annualreport.
The

fees

payable

to

KPMG

for

the

year

ended

31

December

2020

amounted

to

£38m

(2019:£35m),

of

which

£8m
(2019:£7m)

was

payable

in
respect

of

non-audit

services.

A

breakdown

of

the

fees

payable

to

the

auditor

for

statutory

audit

and

non-audit

work

can

be

found

in

Note

39
to
the

financial

statements.
Disclosure

of

information

to

the

Auditor

Each

Director

confirms

that,

so

far

as

he/she

is

aware,

there

is

no

relevant

audit

information

of

which

the

Company’s

auditors

are

unaware

and
that

each

of

the

Directors

has

taken

all

the

steps

that

he/she

ought

to

have

taken

as

a

Director

to

make

himself/herself

aware

of

any

relevant
audit

information

and

to

establish

that

the

Company's

auditors

are

aware

of

that

information.

This

conﬁrmation

is

given

pursuant

to

section

418
of

the

Act

and

should

be

interpreted

in

accordance

with

and

subject

to

those

provisions.
Directors’

responsibilities

The

following

statement,

which

should

be

read

in

conjunction

with

the

auditor’s

report

set

out

on

pages

101

to

104,

is

made

with

a

view

to
distinguishing

for

shareholders

the

respective

responsibilities

of

the

Directors

and

of

the

auditor

in

relation

to

the

accounts.
Going

concern
The

Directors

considered

it

appropriate

to

prepare

the

financial

statements

on

a

going

concern

basis.
In

preparing

each

of

the

Barclays

Bank

Group

and

Company

financial

statements,

the

Directors

are

required

to:
●

assess

the

Barclays

Bank

Group

and

Company’s

ability

to

continue

as

a

going

concern,

disclosing,

as

applicable,

matters

related

to

going
concern;

and
●

use

the

going

concern

basis

of

accounting

unless

they

either

intend

to

liquidate

the

Barclays

Bank

Group

or

to

cease

operations,

or

have

no
realistic

alternative

but

to

do

so.
The

Barclays

Bank

Group’s

business

activities,

financial

position,

capital,

factors

likely

to

affect

its

future

development

and

performance,

and

its
objectives

and

policies

in

managing

the

financial

risks

to

which

it

is

exposed

are

discussed

in

the

Strategic

Report

available

at
home.barclays/annualreport

and

Risk

Management

sections.
The

Directors

have

evaluated

these

risks

in

the

preparation

of

the

financial

statements

and

consider

it

appropriate

to

prepare

the

financial
statements

on

a

going

concern

basis.
Preparation

of

accounts
The

Directors

are

required

by

the

Act

to

prepare

the

Company

and

the

Barclays

Bank

Group

accounts

for

each

financial

year

and,

with

regard

to
Barclays

Bank

Group

accounts,

in

accordance

with

article

4

of

the

IAS

regulation.

The

Directors

have

prepared

these

accounts

a)

in

accordance
with

international

accounting

standards

in

conformity

with

the

requirements

of

the

Companies

Act

2006;

and

b)

international

financial

reporting
standards

as

issued

by

the

IASB

and

adopted

pursuant

to

Regulation

EC

No.

1606/2002

as

it

applies

in

the

European

Union.

Pursuant

to

the

Governance

Directors’

report
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

18
Companies

Act

2006,

the

Directors

must

not

approve

the

accounts

unless

they

are

satisfied

that

they

give

a

true

and

fair

view

of

the

state

of
affairs

of

the

Barclays

Bank

Group

and

the

Company

and

of

their

profit

or

loss

for

that

period.
The

Directors

consider

that,

in

preparing

the

financial

statements,

the

Barclays

Bank

Group

and

the

Company

have

used

appropriate
accounting

policies,

supported

by

reasonable

judgements

and

estimates,

and

that

all

accounting

standards

which

they

consider

to

be

applicable
have

been

followed.
The

Directors

are

satisfied

that

the

Annual

Report

and

Financial

Statements,

taken

as

a

whole,

are

fair,

balanced

and

understandable,

and
provide

the

information

necessary

for

shareholders

to

assess

the

Company’s

position

and

performance,

business

model

and

strategy.
Directors

are

responsible

for

such

internal

control

as

they

determine

is

necessary

to

enable

the

preparation

of

financial

statements

that

are

free
from

material

misstatement,

whether

due

to

fraud

or

error.
Directors’

responsibility

statement

The

Directors

have

responsibility

for

ensuring

that

the

Company

and

the

Barclays

Bank

Group

keeps

accounting

records

which

disclose,

with
reasonable

accuracy,

the

financial

position

of

the

Company

and

the

Barclays

Bank

Group,

and

which

enable

them

to

ensure

that

the

accounts
comply

with

the

Act.
The

Directors

are

also

responsible

for

preparing

a

Strategic

Report,

Directors’

Report

and

Corporate

Governance

Statement

in

accordance

with
applicable

law

and

regulations.
The

Directors

are

responsible

for

the

ma

intenance

and

integrity

of

the

Annual

Report

and

Financial

Statements

as

they

appear

on

the
Company’s

website.

Legislation

in

the

UK

governing

the

preparation

and

dissemination

of

financial

statements

may

differ

from

legislation

in
other

jurisdictions.
The

Directors

have

a

general

responsibility

for

taking

such

steps

as

are

reasonably

open

to

them

to

safeguard

the

assets

of

the

Company

and
to

prevent

and

detect

fraud

and

other

irregularities.
The

Directors,

whose

names

and

functions

are

set

out

on

page

6,

confirm

to

the

best

of

their

knowledge

that:
(a)

the

financial

statements,

prepared

in

accordance

with

the

applicable

set

of

accounting

standards,

give

a

true

and

fair

view

of

the

assets,
liabilities,

financial

position

and

profit

or

loss

of

the

Company

and

the

undertakings

included

in

the

consolidation

taken

as

a

whole;

and
(b)

the

management

report,

in

Strategic

Report

within

Barclays

Bank

PLC

Annual

Report

on

pages

1

to

10,

which

is

incorporated

in

the
Directors’

Report,

includes

a

fair

review

of

the

development

and

performance

of

the

business

and

the

position

of

the

Company

and

the
undertakings

included

in

the

consolidation

taken

as

a

whole,

together

with

a

description

of

the

principal

risks

and

uncertainties

that

they
face.
By

order

of

the

Board
Stephen

Shapiro
Company

Secretary
17

February

2021
Barclays

Bank

PLC
Registered

in

England.

Company

No.

1026167

Governance

People

and

Culture
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

19
The

strength

and

success

of

Barclays

is

in

our

people.

We

want

to

support

their

health

and

wellbeing,

enable

them

to

build

their

career

and
empower

and

motivate

them

to

be

able

to

provide

excellent

service.

The

following

sub-sections

are

consistent

with

those

detailed

in

the

People
Section

of

the

Barclays

PLC

Annual

Report

2020

and

figures

mentioned

are

for

the

Barclays

Group

other

than

where

specifically

mentioned.

Adapting

to

challenge
Events

over

the

last

12

months

have

affected

all

our

lives,

and

the

potential

for

disruption

has

been

significant.

Nevertheless,

we

have

continued
to

invest

in

our

colleagues

in

order

to

strengthen

our

business

and

protect

our

culture.

Our

people

have

shown

extraordinary

adaptability

and
resilience,

and

thanks

to

them

so

has

Barclays.
Throughout

the

COVID-19

pandemic,

colleagues

around

the

world

have

been

working

incredibly

hard

to

continue

to

support

our

customers

and
clients.

Many

were

designated

as

frontline

or

critical

workers

in

the

countries

in

which

they

work.

At

all

times,

we

have

worked

tirelessly

to
prioritise

each

other’s

safety

and

wellbeing,

as

well

as

taking

all

necessary

steps

to

slow

the

spread

of

the

virus.
We

put

in

place

a

set

of

global

principles

to

ensure

we

were

doing

as

much

as

possible

to

support

our

people.

This

included

instigation

of

new
working

patterns

and

technology.

We

also

helped

colleagues

cope

with

some

of

the

personal

challenges

the

COVID-19

pandemic

created,
including

offering

paid

leave

to

support

self-quarantine,

sickness

or

care

for

dependents,

financial

help

with

childcare

and

advice

made

available
to

help

protect

physical

and

mental

health.

Through

our

colleague

surveys,

we

have

also

regularly

checked

in

with

our

people

to

better
understand

the

impact

that

working

through

the

COVID-19

pandemic

has

had.
Barclays

continues

to

believe

that

people

working

together

in

the

same

physical

location

reinforces

our

culture

and

helps

with

collaboration

and
inspiration.

Where

possible,

and

in

line

with

local

government

guidance,

we

have

instigated

gradual

returns

to

the

office

in

certain

parts

of

the
business

and

in

certain

parts

of

the

world.

In

time,

with

the

safety

and

wellbeing

of

colleagues

as

our

first

priority,

we

envisage

more

people

will
return

to

on-site

working.

In

advance

of

this,

we

have

already

put

in

place

additional

measures

to

ensure

we

are

COVID-secure,

including

risk
assessments

at

our

sites

and

Return

to

Office

Crews

to

support

social

distancing

and

minimise

risks.
Over

the

last

12

months,

we

have

learnt

an

enormous

amount

about

the

benefits

and

challenges

of

working

more

flexibly.

Ultimately,

we

believe
this

will

inform

our

ambitions

for

future

ways

of

working.
A

continuous

conversation

with

colleagues
We

think

colleague

engagement

should

be

a

two-way

exercise,

with

equal

weight

placed

on

listening

to

our

people

as

it

is

on

keeping

them
informed.

We

want

to

be

able

to

consider

our

colleagues’

perspective

when

we

make

decisions,

including

at

the

most

senior

level.
Our

regular

Here

to

Listen

and

Your

View

surveys

are

a

key

part

of

how

we

track

engagement.

In

2020,

in

part

in

response

to

the

challenge

of
the

COVID-19

pandemic,

we

improved

the

effectiveness

and

regularity

of

how

we

do

this.
We

saw

a

3

percentage

point

increase

in

the

response

rate

to

our

annual

Your

View

employee

engagement

survey

with

62%

of

Barclays

Bank
PLC

colleagues

responding.

The

results

showed

an

increase

in

Barclays

Bank

PLC

engagement

levels,

up

9

percentage

points

to

82%,

and

an
increase

of

9

percentage

points

to

86%

of

colleagues

saying

they

would

recommend

Barclays

as

a

good

place

to

work.

We

were

also

very
pleased

to

see

that

our

colleagues

have

continued

their

focus

on

customer

and

client

feedback,

with

83%

of

Barclays

Bank

PLC

respondents
responding

favourably

to

this

question.

In

addition,

93%

of

Barclays

Bank

PLC

respondents

said

they

believe

they

and

their

teams

do

a

good

job
of

role

modelling

the

values

every

day,

an

increase

of

2

percentage

points.
Overall,

we

are

encouraged

by

our

ability

to

work

remotely

in

many

more

roles

than

we

had

previously

thought

possible.

Our

colleagues

told

us
that

they

enjoyed

having

more

flexibility

in

their

lives,

with

73%

of

Barclays

Bank

PLC

respondents

saying

they

have

been

able

to

balance
personal

and

work

demands,

and

78%

saying

there

is

effective

collaboration

between

teams.
With

that

said,

we

recognise

there

are

also

areas

where

we

need

to

do

more.

We

saw

a

3

percentage

point

decrease

this

year

to

77%

in

the
number

of

Barclays

Bank

PLC

colleagues

who

feel

it

is

safe

to

speak

up,

while

colleague

feedback

also

indicates

we

have

room

to

make

our
internal

processes

more

user

friendly,

with

only

52%

of

Barclays

Bank

PLC

colleagues

saying

work

processes

make

it

easy

for

employees

to

be
productive.
We

maintain

an

engagement

approach

that

is

in

line

with

the

UK’s

Financial

Reporting

Council

(FRC)

governance

requirements.

This

extends

to
those

who

work

for

us

indirectly

as

well,

such

as

contractors,

although

in

a

more

limited

way.

As

of

2020,

our

supplier

code

of

conduct

requires
organisations

with

more

than

250

employees

to

demonstrate

that

they

have

an

effective

workforce

engagement

approach

of

their

own.
The

results

from

our

surveys

are

an

important

part

of

the

conversations

our

Executive

Committee

and

Board

have

about

our

culture

and

how

we
run

Barclays.

We

also

update

the

Board

and

its

relevant

sub-committees

throughout

the

year.
We

monitor

our

culture

across

the

organisation,

and

in

individual

business

areas,

through

culture

dashboards.

These

combine

colleague

survey
data

with

other

metrics

about

our

business,

so

wider

leadership

can

identify

areas

of

continued

strength

of

our

culture

and

areas

of

focus

for
leaders.
In

addition

to

these

data

sources,

our

leaders

engage

regularly

with

colleagues

locally

to

hear

what

they

think.

Where

possible

this

year,

leaders
visited

branches

or

trading

floors

to

support

colleagues

during

the

COVID-19

pandemic.

However,

the

majority

of

engagement

activities

moved
to

virtual

forums,

with

opportunities

for

face

to

face

engagement

being

more

limited

due

to

social

distancing

requirements,

including

large-scale
virtual

town

halls,

training

and

development

activity,

mentoring,

informal

breakfast

sessions,

committee

membership,

ex-officio

roles,

diversity
and

wellbeing

programmes,

focus

and

consultative

groups.

Governance

People

and

Culture
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

20
Direct

engagement,

a

comprehensive

reporting

approach

and

dedicated

time

at

board

meetings,

helps

our

Board

take

the

issues

of

interest

to
our

colleagues

into

account

in

their

decision

making.

This

has

enabled

them

to

confirm

that

our

workforce

engagement

approach

is

effective.
We

make

sure

we

are

keeping

everyone

up

to

date

on

the

strategy,

performance

and

progress

of

the

organisation

through

a

strategic,
multichannel

approach.

This

combines

leader-led

engagement,

digital

and

print

communication,

blogs,

vlogs

and

podcasts.

In

response

to

the
COVID-19

pandemic,

this

year

we

also

provided

additional

regular

updates

to

colleagues

to

provide

practical

advice

and

support,

including

via

a
dedicated

COVID-19

pandemic

intranet-page.
We

also

engage

with

our

people

collectively

through

a

strong

and

effective

partnership

with

Unite,

as

well

as

the

Barclays

Group

European
Forum,

which

represents

all

colleagues

within

the

European

Union.

In

2020

we

worked

together

closely

with

the

specific

goal

of

ensuring

the
safety

and

wellbeing

of

our

colleagues

throughout

the

COVID-19

pandemic.

Unite

strongly

supported

the

transition

of

many

colleagues

to
homeworking,

as

well

as

the

introduction

of

measures

to

protect

colleagues

working

in

our

branches

and

offices.

As

we

progress

to

return

more
colleagues

to

work,

our

union

partners

remain

centrally

involved.
We

regularly

brief

our

union

partners

on

the

strategy

and

progress

of

the

business,

seeking

their

input

on

ways

in

which

we

can

improve

the
colleague

experience

of

working

for

Barclays.

The

collective

bargaining

coverage

of

Unite

in

the

UK

represents

around

84%

of

the

Barclays
Group

UK

workforce

and

50%

of

the

global

Barclays

workforce.

We

consult

in

detail

with

colleague

representatives

on

major

change
programmes

affecting

our

people.

We

do

this

to

help

us

minimise

compulsory

job

losses

wherever

possible,

including

through

voluntary
redundancy

and

redeployment.
Creating

an

inclusive

and

supportive

culture
Creating

an

inclusive

and

supportive

culture

is

not

only

the

right

thing

to

do,

but

also

best

for

our

business.

It

creates

a

sense

of

belonging

and
value

and

enables

colleagues

to

perform

at

their

best.
In

2020,

we

increased

our

focus

on

embedding

a

culture

of

inclusion

and

encouraged

colleagues

to

become

allies

in

the

workplace.

Through

a
new

toolkit

we

supported

them

to

take

conscious,

positive

steps

to

make

everyone

feel

that

they

belong,

and

develop

empathy

towards

another
group’s

challenges

or

issues.

In

our

Your

View

survey,

83%

of

Barclays

Bank

PLC

colleagues

told

us

they

believe

we

are

all

in

this

together.
Events

last

year

rightly

prompted

organisations

like

ours

to

appraise

what

we

have

been

doing

to

aid

the

fight

against

racism,

and

to

ask
ourselves

whether

we

can

do

m

ore.

Over

recent

months,

Barclays

has

worked

extensively

with

its

Black

colleague

forums

in

both

the

UK

and
the

US

to

produce

a

Race

at

Work

Action

Plan.

The

plan

comprises

a

thorough

set

of

actions

that

will

open

up

new

opportunities

to

attract,
develop,

and

add

to

our

great

Black

talent,

using

data

to

measure

success.

From

2021,

we

will

expand

our

plan

to

include

all

ethnically

diverse
groups

as

well

as

actions

to

enhance

our

long-standing

support

for

citizenship

programmes

dedicated

to

tackling

racial

inequalities

in
communities,

as

well

as

support

of

this

agenda

for

customers

and

clients.
We

want

to

become

one

of

the

most

accessible

and

inclusive

FTSE

companies

for

all

our

customers,

clients

and

colleagues.

We

require
managers

to

give

full

and

fair

consideration

to

those

with

a

disability

on

the

basis

of

strengths,

potential

and

ability,

both

when

hiring

and
managing.

We

also

ensure

opportunities

for

training,

career

development

and

promotion

are

available

to

all.

As

part

of

the

UK

Government
Disability

Confident

scheme,

we

encourage

applications

from

people

with

a

disability,

or

a

physical

or

mental

health

condition.
Through

our

BeWell

programme,

we

continue

to

provide

expert

advice

and

guidance

on

the

practical

steps

colleagues

can

take

to

look

after
their

physical

and

mental

health.

In

2020,

our

Mental

Health

Awareness

e-learning

became

mandatory,

and

we

regularly

check-in

with
managers

to

ensure

they

are

supporting

colleagues’

wellbeing.

We

were

also

one

of

the

first

businesses

to

sign

up

to

the

Mental

Health

at

Work
Commitment.

In

our

Your

View

survey,

77%

of

Barclays

Bank

PLC

colleagues

told

us

that

Barclays

supports

their

efforts

to

enhance

their
wellbeing.
We

encourage

our

people

to

benefit

from

Barclays’

performance

by

enrolling

in

our

share

ownership

plans,

further

strengthening

their
commitment

to

the

organisation.

Risk

review
Contents
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

21
The

management

of

risk

is

a

critical

underpinning

to

the

execution

of

the

Barclays

Bank

Group’s

strategy.

The
material

risks

and

uncertainties

the

Barclays

Bank

Group

faces

across

its

business

and

portfolios

are

key
areas

of

management

focus.
Risk

managem

ent

strategy
Page
Overview

of

the

Barclays

Bank

Group’s

approach
to

risk

management.
◾

Enterprise

Risk

Management

Framework

(ERMF)
◾

Segregation

of

duties

–

the

“Three

Lines

of

Defence”

model
◾

Principal

risks
◾

Risk

appetite

for

the

principal

risks
◾

Risk

Committees
◾

Barclays’

risk

culture
24
24
24
24
25
25
Material

existing

and

emerging

risks
Insight

into

the

level

of

risk

across

our

business
and

portfolios,

the

material

existing

and

emerging
risks

and

uncertainties

we

face

and

the

key

areas
of

management

focus.
◾

Material

existing

and

emerging

risks

potentially

impacting

more

than
one

principal

risk
27
◾

Credit

risk
32
◾

Market

risk
33
◾

Treasury

and

capital

risk

33
◾

Operational

risk

34
◾

Model

risk
36
◾

Conduct

risk

37
◾

Reputation

risk
37
◾

Legal

risk

and

legal,

competition

and

regulatory

matters
38
Climate

change

risk

management
Overview

of

the

Barclays

Bank

Group’s

approach
to

managing

climate

change

risk.
◾

Overview
◾

Organisation

and

Structure
38
38
◾

Risk

management

-

Policy
39
Principal

risk

management
The

Barclays

Bank

Group’s

approach

to

risk
management

for

each

principal

risk

with

focus

on
organisation

and

structure

and

roles

and
responsibilities.
◾

Credit

risk

management
39
◾

Market

risk

management
41
◾

Treasury

and

capital

risk

management
41
◾

Operational

risk

management
43
◾

Model

risk

management
44
◾

Conduct

risk

management
44
◾

Reputation

risk

management
44
◾

Legal

risk

management
45
Risk

performance
Credit

risk:

The

risk

of

loss

to

the

Barclays

Bank
Group

from

the

failure

of

clients,

customers

or
counterparties,

including

sovereigns,

to

fully
honour

their

obligations

to

the

Barclays

Bank
Group,

including

the

whole

and

timely

payment

of
principal,

interest,

collateral

and

other

receivables.
◾

Credit

risk

overview

and

summary

of

performance
47
◾

Maximum

exposure

and

effects

of

netting,

collateral

and

risk

transfer
48
◾

Expected

credit

losses
51
◾

Management

adjustments

to

models

for

impairment
56
◾

Measurement

uncertainty

and

sensitivity

analysis
57
◾

Analysis

of

the

concentration

of

credit

risk
68
◾

Approach

to

the

management

and

representation

of

credit

quality
70
◾

Analysis

of

specific

portfolios

and

asset

types
75

Risk

review
Contents
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

22
Risk

performance

continued
Page
Market

risk:

The

risk

of

a

loss

arising

from
potential

adverse

changes

in

the

value

of

the
Barclays

Bank

Group’s

assets

and

liabilities

from
fluctuation

in

market

variables

including,

but

not
limited

to,

interest

rates,

foreign

exchange,

equity
prices,

commodity

prices,

credit

spreads,

implied
volatilities

and

asset

correlations.
◾

Market

risk

overview

and

summary

of

performance
◾

Review

of

management

measures
76
76
Treasury

and

capital

risk

–

Liquidity:

The

risk

that

the

Barclays

Bank

Group

is

unable

to
meet

its

contractual

or

contingent

obligations

or
that

it

does

not

have

the

appropriate

amount,

tenor
and

composition

of

funding

and

liquidity

to

support
its

assets.
◾

Liquidity

risk

overview
◾

Liquidity

risk

stress

testing
◾

Contractual

maturity

of

financial

assets

and

liabilities
79
79
79
Treasury

and

capital

risk

–

Capital:

The

risk

that

the

Barclays

Bank

Group

has

an
insufficient

level

or

composition

of

capital

to
support

its

normal

business

activities

and

to

meet
its

regulatory

capital

requirements

under

normal
operating

environments

or

stressed

conditions
(both

actual

and

as

defined

for

internal

planning

or
regulatory

testing

purposes).

This

also

includes
the

risk

from

the

Barclays

Bank

Group’s

pension
plans.
◾

Capital

risk

overview
84
Treasury

and

capital

risk

–

Interest

rate

risk

in
the

banking

book:
The

risk

that

the

Barclays
Bank

Group

is

exposed

to

capital

or

income
volatility

because

of

a

mismatch

between

the
interest

rate

exposures

of

its

(non-traded)

assets
and

liabilities.
◾

Interest

rate

risk

in

the

banking

book

overview

and

summary

of
performance
◾

Net

interest

income

sensitivity
◾

Analysis

of

equity

sensitivity
◾

Volatility

of

the

fair

value

through

other

comprehensive

income
(FVOCI)

portfolio

in

the

liquidity

pool
87
88
88
89
Operational

risk:
The

risk

of

loss

to

the

Barclays
Bank

Group

from

inadequate

or

failed

processes
or

systems,

human

factors

or

due

to

external
events

(for

example

fraud)

where

the

root

cause

is
not

due

to

credit

or

market

risks.
◾

Operational

risk

overview

and

summary

of

performance
◾

Operational

risk

profile
90
90
Model

risk:
The

risk

of

the

potential

adverse
consequences

from

financial

assessments

or
decisions

based

on

incorrect

or

misused

model
outputs

and

reports.
◾

Model

risk

overview

and

summary

of

performance
93
Conduct

risk:
The

risk

of

detriment

to

customers,
clients,

market

integrity,

effective

competition

or
Barclays

from

the

inappropriate

supply

of

financial
services,

including

instances

of

wilful

or

negligent
misconduct.
◾

Conduct

risk

overview

and

summary

of

performance
93
Reputation

risk:
The

risk

that

an

action,
transaction,

investment,

event,

decision,

or
business

relationship

will

reduce

trust

in

the
Barclays

Bank

Group’s

integrity

and/or
competence.
◾

Reputation

risk

overview

and

summary

of

performance
93

Risk

review
Contents
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

23
Page
Legal

risk:
The

risk

of

loss

or

imposition

of
penalties,

damages

or

fines

from

the

failure

of

the
Barclays

Bank

Group

to

meet

its

legal

obligations
including

regulatory

or

contractual

requirements.
◾

Legal

risk

overview

and

summary

of

performance
93
Supervision

and

regulation
The

Barclays

Bank

Group’s

operations,

including
its

overseas

offices,

subsidiaries

and

associates,
are

subject

to

a

significant

body

of

rules

and
regulations.
◾

Supervision

of

the

Barclays

Bank

Group

94

Risk

review
Risk

management
Barclays’

risk

management

strategy
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

24
The

Barclays

Bank

Group’s

risk

management

strategy
This

section

introduces

the

Barclays

Bank

Group’s

approach

to

managing

and

identifying

risks,

and

for

fostering

a

strong

risk

culture.
Enterprise

Risk

Management

Framework

(ERMF)
The

ERMF

sets

the

strategic

approach

for

risk

management

by

defining

standards,

objectives

and

responsibilities

for

all

areas

of

the

Barclays
Group.

It

is

approved

by

the

Barclays

PLC

Board

on

recommendation

of

the

Barclays

Group

Chief

Risk

Officer

(CRO);

it

is

then

adopted

by

the
Barclays

Bank

Group

with

modifications

where

needed.

It

supports

senior

management

in

effective

risk

management

and

developing

a

strong
risk

culture.
The

ERMF

sets

out:
◾

Segregation

of

duties:

The

ERMF

defines

a

Three

Lines

of

Defence

model.
◾

Principal

risks

faced

by

the

Barclays

Bank

Group:

This

list

guides

the

organisation

of

the

risk

management

function,

and

the

identification,
management

and

reporting

of

risks.
◾

Risk

appetite

requirements:

This

helps

define

the

level

of

risk

we

are

willing

to

undertake

in

our

business.
◾

Roles

and

responsibilities

for

risk

management:

The

ERMF

sets

out

the

accountabilities

of

the

Barclays

Bank

Group

CEO

and

other

senior
managers,

as

well

as

the

Barclays

Bank

Group

committees.
The

ERMF

is

complemented

by

frameworks,

policies

and

standards

which

are

mainly

aligned

to

individual

Principal

Risks:
◾

Frameworks

cover

the

management

approach

for

a

collection

of

related

activities

and

define

the

associated

policies

used

to

govern

them.
◾

Policies

set

out

principles

and

other

core

requirements

for

the

activities

of

the

Barclays

Bank

Group.

Policies

describe

“what”

must

be

done.
◾

Standards

set

out

the

key

control

objectives

that

describe

how

the

requirements

set

out

in

the

policy

are

met,

and

who

needs

to

carry

them
out.

St

andards

describe

“how”

controls

should

be

undertaken.
Segregation

of

duties

-

the

"Three

Lines

of

Defence"

model
The

ERMF

sets

out

a

clear

lines

of

defence

model.

All

colleagues

are

responsible

for

understanding

and

managing

risks

within

the

context

of
their

individual

roles

and

responsibilities,

as

set

out

below:
◾

First

line

comprises

all

employees

engaged

in

the

revenue

generating

and

client

facing

areas

of

the

Barclays

Bank

Group

and

all

associated
support

functions,

including

Finance,

Treasury,

and

Human

Resources.

The

first

line

is

responsible

for

identifying

and

managing

the

risks

they
generate,

establishing

a

control

framework,

and

escalating

risk

events

to

Risk

and

Compliance.
◾

Second

line

is

comprised

of

the

Risk

and

Compliance

functions.

The

role

of

the

second

line

is

to

establish

the

limits,

rules

and

constraints
under

which

first

line

activities

shall

be

performed,

consistent

with

the

risk

appetite

of

the

Barclays

Bank

Group,

and

to

monitor

the
performance

of

the

first

line

against

these

limits

and

constraints.

Note

that

limits

for

a

number

of

first

line

activities,

related

to

operational

risk,
will

be

set

by

the

first

line

and

overseen

by

the

Chief

Controls

Office.

These

will

remain

subject

to

supervision

by

the

second

line.
◾

Third

line

of

defence

is

Internal

Audit,

who

are

responsible

for

providing

independent

assurance

over

the

effectiveness

of

governance,

risk
management

and

control

over

current,

systemic

and

evolving

risks.
◾

The

Legal

function

provides

support

to

all

areas

of

the

bank

and

is

not

formally

part

of

any

of

the

three

lines.

However,

it

is

subject

to

second
line

oversight.
Principal

risks
The

ERMF

identifies

eight

principal

risks

(see

managing

risks

in

the

strategic

report

section)

and

sets

out

associated

responsibilities

and
expectations

around

risk

management.

The

principal

risks

are:

credit

risk,

market

risk,

treasury

and

capital

risk,

operational

risk,

model

risk,
conduct

risk,

reputation

risk

and

legal

risk.
Each

of

the

principal

risks

is

overseen

by

an

accountable

executive

within

the

Barclays

Group

who

is

responsible

for

the

framework,

policies

and
standards

that

detail

the

related

requirements.

Risk

reports

to

executive

and

Board

committees

are

clearly

organised

by

principal

risk.

In
addition,

certain

risks

span

more

than

one

principal

risk;

these

are

also

subject

to

the

ERMF

and

are

reported

to

executive

and

Board
committees.
Risk

appetite

for

the

principal

risks
Risk

appetite

is

defined

as

the

level

of

risk

which

the

Barclays

Bank

Group’s

businesses

are

prepared

to

accept

in

the

conduct

of

their

activities.
It

provides

a

basis

for

ongoing

dialogue

between

management

and

Board

with

respect

to

the

Barclays

Bank

Group’s

current

and

evolving

risk
profile,

allowing

strategic

and

financial

decisions

to

be

made

on

an

informed

basis.
The

Barclays

Group’s

total

risk

appetite

and

its

allocation

to

the

Barclays

Bank

Group

are

supported

by

limits

to

control

exposures

and

activities
that

have

material

concentration

risk

implications.

Risk

review
Risk

management
Barclays’

risk

management

strategy
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

25
Risk

Committees
Barclays

Bank

Group

Product/Risk

Type

Committees

consider

risk

matters

relevant

to

their

business,

and

escalate

as

required

to

the

Barclays
Group

Risk

Committee,

whose

Chairman,

in

turn,

escalates

to

the

Barclays

Bank

PLC

Board

Committees

and

the

Barclays

Bank

PLC

Board.
There

are

two

Board-level

forums

which

oversee

the

application

of

the

ERMF

and

review

and

monitor

risk

across

Barclays

Bank

PLC.

These
are:

the

Barclays

Bank

PLC

Board

Risk

Committee

and

the

Barclays

Bank

PLC

Board

Audit

Committee.

Additionally,

the

Barclays

Bank

PLC
Board

Remuneration

Committee

oversees

pay

practices

focusing

on

aligning

pay

to

sustainable

performance

in

line

with

policies.

Finally,

the
Barclays

Bank

PLC

Board

receives

regular

information

on

the

risk

profile

of

Barclays

Bank

Group,

and

has

ultimate

responsibility

for

risk
appetite

and

capital

plans,

within

the

parameters

set

by

the

Barclays

PLC

Board.
◾
The

Barclays

Bank

PLC

Board:

One

of

the

Board’s

responsibilities

is

the

approval

of

the

risk

appetite

of

Barclays

Bank

Group.

Risk

appetite
is

approved

by

the

Barclays

PLC

Board

and

disseminated

across

legal

entities,

including

the

Barclays

Bank

Group.

The

Barclays

Bank

Group
may

choose

to

adopt

a

lower

risk

appetite

than

allocated

to

it

by

the

Barclays

Group.

The

Barclays

Bank

PLC

Board

is

also

responsible

for

the
adoption

of

the

ERMF.
◾
The

Barclays

Bank

PLC

Board

Risk

Committee

(BRC
):

The

BRC

monitors

Barclays

Bank

Group’s

risk

profile

against

the

agreed

appetite.
Where

actual

performance

differs

from

expectations,

the

actions

taken

by

management

are

reviewed

to

ascertain

that

the

BRC

is

comfortable
with

them.

The

Barclays

Bank

Group

CRO

regularly

presents

a

report

to

the

BRC

summarising

developments

in

the

risk

environment

and
performance

trends

in

the

key

portfolios.

The

BRC

also

reviews

certain

key

risk

methodologies,

the

effectiveness

of

risk

management,

and

the
Barclays

Bank

Group

risk

profile,

including

the

material

issues

affecting

each

business

portfolio

and

forward

risk

trends.

The

committee

also
commissions

in-depth

analyses

of

significant

risk

topics,

which

are

presented

by

the

Barclays

Bank

Group

CRO

or

senior

risk

managers

in

the
businesses.
All

members

are

independent

non-executive

Directors.

The

Chairman

of

the

BRC

also

sits

on

the

BAC.
◾
The

Barclays

Bank

PLC

Board

Audit

Committee

(BAC):
The

BAC

receives

regular

reports

on

the

effectiveness

of

internal

control

systems,
on

material

control

issues

of

significance,

and

on

accounting

judgements

(including

impairment),

and

a

quarterly

review

of

the

adequacy

of
impairment

allowances,

relative

to

the

risk

inherent

in

the

portfolios,

the

business

environment,

and

Barclays

policies

and

methodologies.
◾
The

Barclays

Bank

PLC

Board

Remuneration

Committee

(RemCo):

The

RemCo

receives

a

detailed

report

on

risk

management
performance

and

risk

profile,

and

proposals

on

ex-ante

and

ex-post

risk

adjustments

to

variable

remuneration.

These

inputs

are

considered

in
the

setting

of

performance

incentives.
A

small

number

of

risk

management

forums,

supported

by

reporting

processes,

include

representation

from

the

Barclays

Group

risk
management

executives,

as

well

as

from

the

operating

entities

(including

the

Barclays

Bank

Group)

as

appropriate.

This

is

typically

to

consider
matters

that

are

relevant

to

the

risk

profile

of

the

Barclays

Group,

and/or

where

it

is

appropriate

to

make

decisions

that

apply

uniformly

across
the

Barclays

Group

(for

instance,

the

Barclays

Group

Impairment

Committee

approves

impairment

results).
Role

of

the

Barclays

Group

Risk

Management

Processes

and

Forums

in

the

Barclays

Bank

Group
The

Barclays

Group

Risk

teams

and

Board

Committees

conduct

risk

management

activity,

and

oversight,

in

respect

of

the

Barclays

Bank
Group:
◾

The

Barclays

Group

Board

allocates

a

portion

of

the

overall

risk

appetite

to

the

Barclays

Bank

Group;
◾

Certain

Barclays

Group

Committees

and

executives

review,

and

take

decisions

on,

matters,

events

or

transactions

originating

in

the

Barclays
Bank

Group

that

are

relevant

to

the

risk

profile

of

the

Barclays

Group;
◾

Barclays

Group-wide

risk

policies

are

owned

by

the

Barclays

Group

Risk

Function

teams,

and

adopted

by

the

Barclays

Bank

Group.

Entity-
specific

addenda

are

agreed

with

the

Barclays

Group

where

local

regulations

would

otherwise

preclude

adoption,

or

to

clarify

or

emphasise
particular

aspects.
Barclays’

risk

culture
Risk

culture

can

be

defined

as

the

norms,

attitudes

and

behaviours

related

to

risk

awareness,

risk

taking

and

risk

management.

This

is

reflected
in

how

the

Barclays

Bank

Group

identifies,

escalates

and

manages

risk

matters.
The

Barclays

Bank

Group

is

committed

to

maintaining

a

robust

risk

culture

in

which:
◾

management

expect,

model

and

reward

the

right

behaviours

from

a

risk

and

control

perspective;

Risk

review
Risk

management
Barclays’

risk

management

strategy
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

26
◾

colleagues

identify,

manage

and

escalate

risk

and

control

matters,

and

meet

their

responsibilities

around

risk

management.
Specifically,

all

employees

regardless

of

their

positions,

functions

or

locations

must

play

their

part

in

the

Barclays

Bank

Group’s

risk
management.

Employees

are

required

to

be

familiar

with

risk

management

policies

which

are

relevant

to

their

responsibilities,

know

how

to
escalate

actual

or

potential

risk

issues,

and

have

a

role-appropriate

level

of

awareness

of

the

risk

management

process

as

defined

by

the
ERMF.
Our

Code

of

Conduct

–

the

Barclays

Way
Globally,

all

colleagues

must

attest

to

the

“Barclays

Way”,

our

Code

of

Conduct,

and

comply

with

all

frameworks,

policies

and

standards
applicable

to

their

roles.

The

Code

of

Conduct

outlines

the

purpose

and

values

which

govern

our

“Barclays

Way”

of

working

across

our

business
globally.

It

constitutes

a

reference

point

covering

the

aspects

of

colleagues’

working

relationships,

with

other

Barclays

employees,

customers
and

clients,

governments

and

regulators,

business

partners,

suppliers,

competitors

and

the

broader

community.

Risk

review
Material

existing

and

emerging

risks
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

27
Material

existing

and

emerging

risks

to

the

Barclays

Bank

Group’s

future

performance
The

Barclays

Bank

Group

has

identified

a

broad

range

of

risks

to

which

its

businesses

are

exposed.

Material

risks

are

those

to

which

senior
management

pay

particular

attention

and

which

could

cause

the

delivery

of

the

Barclays

Bank

Group’s

strategy,

results

of

operations,

financial
condition

and/or

prospects

to

differ

materially

from

expectations.

Emerging

risks

are

those

which

have

unknown

components,

the

impact

of
which

could

crystallise

over

a

longer

time

period.

In

addition,

certain

other

factors

beyond

the

Barclays

Bank

Group’s

control,

including
escalation

of

terrorism

or

global

conflicts,

natural

disasters,

pandemics

and

similar

events,

although

not

detailed

below,

could

have

a

similar
impact

on

the

Barclays

Bank

Group.

Material

existing

and

emerging

risks

potentially

impacting

more

than

one

principal

risk
i)
Risks

relating

to

the

impact

of

COVID-19
The

COVID-19

pandemic

has

had,

and

continues

to

have,

a

material

impact

on

businesses

around

the

world

and

the

economic

environments
in

which

they

operate.

There

are

a

number

of

factors

associated

with

the

pandemic

and

its

impact

on

global

economies

that

could

have

a
material

adverse

effect

on

(among

other

things)

the

profitability,

capital

and

liquidity

of

financial

institutions

such

as

Barclays

Bank

Group.

The

COVID-19

pandemic

has

caused

disruption

to

the

Barclays

Bank

Group's

customers,

suppliers

and

staff

globally.

Most

jurisdictions

in
which

the

Barclays

Bank

Group

operates

have

implemented

severe

restrictions

on

the

movement

of

their

respective

populations,

with

a
resultant

significant

impact

on

economic

activity

in

those

jurisdictions.

These

restrictions

are

being

determined

by

the

governments

of

individual
jurisdictions

(including

through

the

implementation

of

emergency

powers)

and

impacts

(including

the

timing

of

implementation

and

any
subsequent

lifting

or

extension

of

restrictions)

may

vary

from

jurisdiction

to

jurisdiction

and/or

within

jurisdictions.

It

remains

unclear

how

the
COVID-19

pandemic

will

evolve

through

2021

(including

whether

there

will

be

further

waves

of

the

COVID-19

pandemic,

whether

COVID-19
vaccines

approved

for

use

by

regulatory

authorities

will

be

deployed

successfully

with

desired

results,

whether

further

new

strains

of

COVID-19
will

emerge

and

whether,

and

in

what

manner,

additional

restrictions

will

be

imposed

and/or

existing

restrictions

extended)

and

the

Barclays
Bank

Group

continues

to

monitor

the

situation

closely.

However,

despite

the

COVID-19

contingency

plans

established

by

the

Barclays

Bank
Group,

the

ability

to

conduct

business

may

be

adversely

affected

by

disruptions

to

infrastructure,

business

processes

and

technology

services,
resulting

from

the

unavailability

of

staff

due

to

illness

or

the

failure

of

third

parties

to

supply

services.

This

may

cause

significant

customer
detriment,

costs

to

reimburse

losses

incurred

by

the

Barclays

Bank

Group’s

customers,

potential

litigation

costs

(including

regulatory

fines,
penalties

and

other

sanctions),

and

reputational

damage.
In

many

of

the

jurisdictions

in

which

the

Barclays

Bank

Group

operates,

schemes

have

been

initiated

by

central

banks,

national

governments
and

regulators

to

provide

financial

support

to

parts

of

the

economy

most

impacted

by

the

COVID-19

pandemic.

These

schemes

have

been
designed

and

implemented

at

pace,

meaning

lenders

(including

Barclays)

continue

to

address

operational

issues

which

have

arisen

in
connection

with

the

implementation

of

the

schemes,

including

resolving

the

interaction

between

the

schemes

and

existing

law

and

regulation.

In
addition,

the

full

extent

of

how

these

schemes

will

impact

the

Barclays

Bank

Group’s

customers

and

therefore

the

impact

on

the

Barclays

Bank
Group

remains

uncertain

at

this

stage.

However,

certain

actions

(such

as

the

introduction

of

payment

holidays

for

various

consumer

lending
products

or

the

cancellation

or

waiver

of

fees

associated

with

certain

products)

may

negatively

impact

the

effective

interest

rate

earned

on
certain

of

the

Barclays

Bank

Group's

portfolios

and

may

reduce

fee

income

being

earned

on

certain

products

and

negatively

impact

the
Barclays

Bank

Group's

profitability.

Furthermore,

the

introduction

of,

and

participation

in,

central-bank

supported

loan

and

other

financing
schemes

introduced

as

a

result

of

the

COVID-19

pandemic

may

negatively

impact

the

Barclays

Bank

Group's

risk

weighted

assets

(RWAs),
level

of

impairment

and,

in

turn,

capital

position

(particularly

when

any

transitional

relief

applied

to

the

calculation

of

RWAs

and

impairment
expires).

This

may

be

exacerbated

if

the

Barclays

Bank

Group

is

required

by

any

government

or

regulator

to

offer

forbearance

or

additional
financial

relief

to

borrowers

or

if

the

Barclays

Bank

Group

is

unable

to

rely

on

guarantees

provided

by

governments

in

connection

with

financial
support

schemes

as

a

result

of

the

Barclays

Banks

Group’s

failure

to

comply

with

scheme

requirements

or

otherwise.
As

these

schemes

and

other

financial

support

schemes

provided

by

national

governments

(such

as

job

retention

and

furlough

schemes)

expire,
are

withdrawn

or

are

no

longer

supported,

economic

growth

may

be

negatively

impacted

which

may

impact

the

Barclays

Bank

Group’s

results
of

operations

and

profitability.

In

addition,

the

Barclays

Bank

Group

may

experience

a

higher

volume

of

defaults

and

delinquencies

in

certain
portfolios

and

may

initiate

collection

and

enforcement

actions

to

recover

defaulted

debts.

Where

defaulting

borrowers

are

harmed

by

the
Barclays

Bank

Group’s

conduct,

this

may

give

rise

to

civil

legal

proceedings,

including

class

actions,

regulatory

censure,

potentially

significant
fines

and

other

sanctions,

and

reputational

damage.

Other

legal

disputes

may

also

arise

between

the

Barclays

Bank

Group

and

defaulting
borrowers

relating

to

matters

such

as

breaches

or

enforcement

of

legal

rights

or

obligations

arising

under

loan

and

other

credit

agreements.
Adverse

findings

in

any

such

matters

may

result

in

the

Barclays

Bank

Group’s

rights

not

being

enforced

as

intended.

For

further

details,

refer

to
“viii)

Legal

risk

and

legal,

competition

and

regulatory

matters”

below.
The

actions

taken

by

various

governments

and

central

banks,

in

particular

in

the

United

Kingdom

and

the

United

States,

may

indicate

a

view

on
the

potential

severity

of

any

economic

downturn

and

post

recovery

environment,

which

from

a

commercial,

regulatory

and

risk

perspective
could

be

significantly

different

to

past

crises

and

persist

for

a

prolonged

period.

The

COVID-19

pandemic

has

led

to

a

weakening

in

gross
domestic

product

(GDP)

in

most

jurisdictions

in

which

the

Barclays

Bank

Group

operates

and

an

expectation

of

higher

unemployment

in

those
same

jurisdictions.

These

factors

all

have

a

significant

impact

on

the

modelling

of

expected

credit

losses

(ECLs)

by

the

Barclays

Bank

Group.
As

a

result,

the

Barclays

Bank

Group

experienced

higher

ECLs

in

2020

compared

to

prior

periods

and

this

trend

ma

y

continue

in

2021.

The
economic

environment

remains

uncertain

and

future

impairment

charges

may

be

subject

to

further

volatility

(including

from

changes

to
macroeconomic

variable

forecasts)

depending

on

the

longevity

of

the

COVID-19

pandemic

and

related

containment

measures

and

the

efficacy
of

any

COVID-19

vaccines,

as

well

as

the

longer

term

effectiveness

of

central

bank,

government

and

other

support

measures.

For

further
details

on

macroeconomic

variables

used

in

the

calculation

of

ECLs,

refer

to

the

credit

risk

performance

section.

In

addition,

ECLs

may

be
adversely

impacted

by

increased

levels

of

default

for

single

name

exposures

in

certain

sectors

directly

impacted

by

the

COVID-19

pandemic
(such

as

the

oil

and

gas,

retail,

airline,

and

hospitality

and

leisure

sectors).

Risk

review
Material

existing

and

emerging

risks
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

28
Furthermore,

the

Barclays

Bank

Group

relies

on

models

to

support

a

broad

range

of

business

and

risk

management

activities,

including
informing

business

decisions

and

strategies,

measuring

and

limiting

risk,

valuing

exposures

(including

the

calculation

of

impairment),
conducting

stress

testing

and

assessing

capital

adequacy.

Models

are,

by

their

nature,

imperfect

and

incomplete

representations

of

reality
because

they

rely

on

assumptions

and

inputs,

and

so

they

may

be

subject

to

errors

affecting

the

accuracy

of

their

outputs

and/or

misused.

This
may

be

exacerbated

when

dealing

with

unprecedented

scenarios,

such

as

the

COVID-19

pandemic,

due

to

the

lack

of

reliable

historical
reference

points

and

data.

For

further

details

on

model

risk,

refer

to

“(v)

Model

risk”

below.

The

disruption

to

economic

activity

globally

caused

by

the

COVID-19

pandemic

could

adversely

impact

the

Barclays

Bank

Group's

other

assets
such

as

goodwill

and

intangibles,

and

the

value

of

Barclays

Bank

PLC’s

investments

in

subsidiaries.

It

could

also

impact

the

Barclays

Bank
Group's

income

due

to

lower

lending

and

transaction

volumes

due

to

volatility

or

weakness

in

the

capital

markets.

Other

potential

risks

include
credit

rating

migration

which

could

negatively

impact

the

Barclays

Bank

Group's

RWAs

and

capital

position,

and

potential

liquidity

stress

due

to
(among

other

things)

increased

customer

drawdowns,

notwithstanding

the

significant

initiatives

that

governments

and

central

banks

have

put

in
place

to

support

funding

and

liquidity.

Furthermore,

a

significant

increase

in

the

utilisation

of

credit

cards

by

customers

could

have

a

negative
impact

on

the

Barclays

Bank

Group's

RWAs

and

capital

position.
Furthermore,

in

order

to

support

lending

activity

to

promote

economic

growth,

governments

and/or

regulators

may

limit

management’s

flexibility
in

managing

its

business,

require

the

deployment

of

capital

in

particular

business

lines

or

otherwise

restrict

or

limit

capital

distributions

and
capital

allocation.
Any

and

all

such

events

mentioned

above

could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group's

business,

financial

condition,
results

of

operations,

prospects,

liquidity,

capital

position

and

credit

ratings

(including

potential

credit

rating

agency

changes

of

outlooks

or
ratings),

as

well

as

on

the

Barclays

Bank

Group's

customers,

employees

and

suppliers.

ii)

Business

conditions,

general

economy

and

geopolitical

issues
The

Barclays

Bank

Group’s

operations

are

subject

to

potentially

unfavourable

global

and

local

economic

and

market

conditions,

as

well

as
geopolitical

developments,

which

may

have

a

material

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition
and

prospects.
A

deterioration

in

global

or

local

economic

and

market

conditions

may

lead

to

(among

other

things):

(i)

deteriorating

business,

consumer

or
investor

confidence

and

lower

levels

of

fixed

asset

investment

and

productivity

growth,

which

in

turn

may

lead

to

lower

client

activity,

including
lower

demand

for

borrowing

from

creditworthy

customers;

(ii)

higher

default

rates,

delinquencies,

write-offs

and

impairment

charges

as
borrowers

struggle

with

the

burden

of

additional

debt;

(iii)

subdued

asset

prices

and

payment

patterns,

including

the

value

of

any

collateral

held
by

the

Barclays

Bank

Group;

(iv)

mark-to-market

losses

in

trading

portfolios

resulting

from

changes

in

factors

such

as

credit

ratings,

share
prices

and

solvency

of

counterparties;

and

(v)

revisions

to

calculated

ECLs

leading

to

increases

in

impairment

allowances.

In

addition,

the
Barclays

Bank

Group’s

ability

to

borrow

from

other

financial

institutions

or

raise

funding

from

external

investors

may

be

affected

by

deteriorating
economic

conditions

and

market

disruption.
Geopolitical

events

may

lead

to

further

financial

instability

and

affect

economic

growth.

In

particular:
◾

Global

GDP

growth

weakened

sharply

in

the

first

half

of

2020

as

a

result

of

the

COVID-19

pandemic.

Whilst

a

number

of

central

banks

and
governments

implemented

financial

stimulus

packages

to

counter

the

economic

impact

of

the

pandemic,

recovery

has

been

slower

than
anticipated

and

concerns

remain

as

to

whether

(a)

there

will

be

subsequent

waves

of

the

COVID-19

pandemic,

(b)

further

financial

stimulus
will

be

required

and/or

(c)

governments

will

be

required

to

significantly

increase

taxation

to

fund

these

commitments.

All

of

these

factors

could
adversely

affect

economic

growth,

affect

specific

industries

or

countries

or

affect

the

Barclays

Bank

Group’s

employees

and

business
operations

in

affected

countries.

See

“i)

Risks

relating

to

the

impact

of

COVID-19”

above

for

further

details.
◾

In

the

UK,

the

decision

to

leave

the

European

Union

(EU)

may

give

rise

to

further

economic

and

political

consequences

including

for
investment

and

market

confidence

in

the

UK

and

the

remainder

of

EU.

See

“(iii)

The

UK’s

withdrawal

from

the

European

Union”

below

for
further

details.
◾

A

significant

proportion

of

the

Barclays

Bank

Group’s

portfolio

is

located

in

the

US,

including

a

major

credit

card

portfolio

and

a

range

of
corporate

and

investment

banking

exposures.

The

possibility

of

significant

continued

changes

in

US

policy

in

certain

sectors

(including

trade,
healthcare

and

commodities)

may

have

an

impact

on

the

Barclays

Bank

Group’s

associated

portfolios.

Stress

in

the

US

economy,

weakening
GDP

and

the

associated

exchange

rate

fluctuations,

heightened

trade

tensions

(such

as

the

current

dispute

between

the

US

and

China),

an
unexpected

rise

in

unemployment

and/or

an

increase

in

interest

rates

could

lead

to

increased

levels

of

impairment,

resulting

in

a

negative
impact

on

the

Barclays

Bank

Group’s

profitability.
◾
An

escalation

in

geopolitical

tensions

or

increased

use

of

protectionist

measures

may

negatively

impact

the

Barclays

Bank

Group’s

business
in

the

affected

regions.
◾

In

China

the

pace

of

credit

growth

remains

a

concern,

given

the

high

level

of

leverage

and

despite

government

and

regulatory

action.

A
stronger

than

expected

slowdown

could

result

if

authorities

fail

to

appropriately

manage

growth

during

the

transition

from

manufacturing
towards

services

and

the

end

of

the

investment

and

credit-led

boom.

Deterioration

in

emerging

markets

could

affect

the

Barclays

Bank

Group
if

it

results

in

higher

impairment

charges

via

sovereign

or

counterparty

defaults.
iii)
The

UK’s

withdrawal

from

the

European

Union
There

are

a

number

of

factors

associated

with

the

UK’s

withdrawal

from

the

EU,

which

could

have

a

material

adverse

effect

on

the

Barclays
Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects.
Trade

and

economic

activity

between

the

EU

and

UK
The

EU-UK

Trade

and

Cooperation

Agreement

(TCA),

which

provides

a

new

economic

and

social

partnership

between

the

EU

and

UK
(including

zero

tariffs

and

zero

quotas

on

all

goods

that

comply

with

the

appropriate

rules

of

origin)

came

into

force

provisionally

on

1

January
2021.

Risk

review
Material

existing

and

emerging

risks
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

29
The

TCA

is

a

new,

unprecedented

arrangement

between

the

EU

and

the

UK,

and

there

is

some

uncertainty

as

to

its

operation

and

the

manner
in

which

trading

arrangements

will

be

enforced

by

both

the

EU

and

the

UK.

Furthermore,

the

EU

and/or

the

UK

can

invoke

trade

remedies
(such

as

tariffs

and

non-tariff

barriers)

against

each

other

in

certain

circumstances

under

the

TCA.

Resultant

trading

disruption

may

have

a
significant

impact

on

economic

activity

in

the

EU

and

the

UK

which

(in

turn)

could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s
business,

results

of

operations,

financial

condition

and

prospects.

Unstable

economic

conditions

could

result

in

(among

other

things):
◾

a

recession

in

the

UK

and/or

one

or

more

member

states

of

the

EEA

in

which

it

operates,

with

lower

growth,

higher

unemployment

and
falling

property

prices,

which

could

lead

to

increased

impairments

in

relation

to

a

number

of

the

Barclays

Bank

Group’s

portfolios
(including,

but

not

limited

to,

its

UK

mortgage

portfolio,

unsecured

lending

portfolio

(including

credit

cards)

and

commercial

real

estate
exposures);
◾

increased

market

volatility

(in

particular

in

currencies

and

interest

rates),

which

could

impact

the

Barclays

Bank

Group’s

trading

book
positions

and

affect

the

underlying

value

of

assets

in

the

banking

book

and

securities

held

by

the

Barclays

Bank

Group

for

liquidity
purposes;
◾

a

credit

rating

downgrade

for

one

or

more

members

of

the

Barclays

Bank

Group

(either

directly

or

indirectly

as

a

result

of

a

downgrade

in
the

UK

sovereign

credit

ratings),

which

could

significantly

increase

the

Barclays

Bank

Group’s

cost

of

and/or

reduce

its

access

to

funding,
widen

credit

spreads

and

materially

adversely

affect

the

Barclays

Bank

Group’s

interest

margins

and

liquidity

position;

and/or
◾

a

widening

of

credit

spreads

more

generally

or

reduced

investor

appetite

for

the

Barclays

Bank

Group’s

debt

securities,

which

could
negatively

impact

the

Barclays

Bank

Group’s

cost

of

and/or

access

to

funding.
Current

provision

of

financial

services
The

TCA

does

not

cover

financial

services

regulation.

Accordingly,

UK-based

entities

within

the

Barclays

Group

(such

as

Barclays

Bank

PLC
and

Barclays

Bank

UK

PLC)

are

no

longer

able

to

rely

on

the

European

passporting

framework

for

financial

services.

Barclays

Bank

PLC

and
Barclays

Capital

Securities

Limited

have

put

in

place

new

arrangements

in

the

provision

of

cross-border

banking

and

investment

services

to
customers

and

counterparties

in

the

EEA

(including

by

servicing

EEA

clients

through

the

Barclays

Group’s

EEA

hub

(Barclays

Bank

Ireland
PLC),

whilst

Barclays

Bank

UK

PLC

remains

focused

on

UK

customers.

The

TCA

was

accompanied

by

a

Joint

Declaration

on

Financial

Services,

requiring

the

parties

to

agree

a

Memorandum

of

Understanding
(MoU),

by

March

2021,

establishing

the

framework

for

cooperation

in

financial

services.

The

MoU

will

also

cover

how

to

move

forward

on
equivalence

determinations

between

the

EU

and

the

UK.

There

can

be

no

assurance

that

the

EU

and

the

UK

will

reach

further

agreement

on

equivalence

decisions.

As

a

result,

equivalence

decisions
which

would

enable

UK

firms

to

access

EEA

clients

on

a

cross

border

basis

for

certain

markets

products,

cannot

be

relied

upon

to

allow

UK-
based

entities

within

the

Barclays

Bank

Group

to

meet

all

of

the

needs

of

customers

and

clients

based

in

the

EEA.

However,

there

are

certain
other

types

of

equivalence

decisions

which

are

material

to

the

operations

of

the

Barclays

Bank

Group.

To

date,

the

EU

and

the

UK

have

only
agreed

a

temporary

position

on

mutual

equivalence

in

relation

to

clearing

and

settlement

(CCP

equivalence).

If

the

current

mutual,

temporary
equivalence

decision

in

relation

to

CCP

equivalence

expires

and

is

not

replaced,

this

could

have

a

material

adverse

effect

on

the

Barclays

Bank
Group’s

business

as

well

as

its

clients.

In

addition,

HM

Treasury

has

made

certain

unilateral

equivalence

decisions,

(including

under

the

Capital
Requirements

Regulation

(CRR)

and

the

removal

of

such

decisions

could

have

a

material

impact

on

the

operations

of

the

Barclays

Bank
Group.

The

Barclays

Bank

Group

provides

the

majority

of

its

cross-border

banking

and

investment

services

to

EEA

clients

via

Barclays

Bank

Ireland
PLC.

Additionally,

in

certain

EEA

Member

States,

Barclays

Bank

PLC

and

Barclays

Capital

Securities

Limited

(BCSL)

have

applied

for

and
received

cross

border

licences

to

enable

them

to

continue

to

conduct

a

limited

range

of

activities,

including

accessing

EEA

trading

venues

and
interdealer

trading.

As

a

result

of

the

onshoring

of

EU

legislation

in

the

UK

and

the

exercise

of

the

UK

regulators’

Temporary

Transitional
Powers,

UK-based

entities

within

the

Barclays

Bank

Group

are

currently

subject

to

substantially

the

same

rules

and

regulations

as

prior

to

the
UK’s

withdrawal

from

the

EU.

It

is

the

UK’s

intention

eventually

to

recast

onshored

EU

legislation

as

part

of

UK

legislation

and

PRA

and

FCA
rules,

which

could

result

in

changes

to

regulatory

requirements

in

the

UK.
If

the

regulatory

regimes

for

EU

and

UK

financial

services

change

further,

or

if

temporary

permissions

and

equivalence

decisions

expire,

and
are

not

replaced,

the

provision

of

cross-border

banking

and

investment

services

across

the

Barclays

Bank

Group

may

become

more

complex
and

costly

which

could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business

and

results

of

operations

and

could

result

in

the
Barclays

Bank

Group

modifying

its

legal

entity,

capital

and

funding

structures

and

business

mix,

exiting

certain

business

activities

altogether

or
not

expanding

in

areas

despite

otherwise

attractive

potential

returns.

This

may

also

be

exacerbated

if,

Barclays

Bank

Ireland

PLC

expands
further

and,

as

a

result

of

its

growth

and

importance

to

the

Barclays

Bank

Group

and

the

EEA

banking

system

as

a

whole,

Barclays

Bank
Ireland

PLC

is

made

subject

to

higher

capital

requirements

or

restrictions

are

imposed

by

regulators

on

capital

allocation

and

capital
distributions

by

Barclays

Bank

Ireland

PLC.

Risk

review
Material

existing

and

emerging

risks
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

30
iv)
The

impact

of

interest

rate

changes

on

the

Barclays

Bank

Group’s

profitability
Changes

to

interest

rates

are

significant

for

the

Barclays

Bank

Group,

especially

given

the

uncertainty

as

to

the

direction

of

interest

rates

and
the

pace

at

which

they

may

change

particularly

in

the

Barclays

Bank

Group’s

main

markets

of

the

UK

and

the

US.

A

continued

period

of

low

interest

rates

and

flat

yield

curves,

including

any

further

rate

cuts

and/or

negative

interest

rates,

may

affect

and
continue

to

put

pressure

on

the

Barclays

Bank

Group’s

net

interest

margins

(the

difference

between

its

lending

income

and

borrowing

costs)
and

could

adversely

affect

the

profitability

and

prospects

of

the

Barclays

Bank

Group.
Interest

rate

rises

could

positively

impact

the

Barclays

Bank

Group’s

profitability

as

retail

and

corporate

business

income

increases

due

to
margin

de-compression.

However,

further

increases

in

interest

rates,

if

larger

or

more

frequent

than

expected,

could

lead

to

generally

weaker
than

expected

growth,

reduced

business

confidence

and

higher

unemployment.

This,

in

turn,

could

cause

stress

in

the

lending

portfolio

and
underwriting

activity

of

the

Barclays

Bank

Group

with

resultant

higher

credit

losses

driving

an

increased

impairment

charge

which

would

most
notably

impact

retail

unsecured

portfolios

and

wholesale

non-investment

grade

lending

and

could

have

a

material

effect

on

the

Barclays

Bank
Group’s

business,

results

of

operations,

financial

condition

and

prospects.
In

addition,

changes

in

interest

rates

could

have

an

adverse

impact

on

the

value

of

the

securities

held

in

the

Barclays

Bank

Group’s

liquid

asset
portfolio.

Consequently,

this

could

create

more

volatility

than

expected

through

the

Barclays

Bank

Group’s

Fair

Value

through

Other
Comprehensive

Income

(FVOCI)

reserves.
v)
Competition

in

the

banking

and

financial

services

industry
The

Barclays

Bank

Group

operates

in

a

highly

competitive

environment

(in

particular,

in

the

UK

and

US)

in

which

it

must

evolve

and

adapt

to
the

significant

changes

as

a

result

of

financial

regulatory

reform,

technological

advances,

increased

public

scrutiny

and

current

economic
conditions.

The

Barclays

Bank

Group

expects

that

competition

in

the

financial

services

industry

will

continue

to

be

intense

and

may

have

a
material

adverse

effect

on

the

Barclays

Bank

Group’s

future

business,

results

of

operations

and

prospects.

New

competitors

in

the

financial

services

industry

continue

to

emerge.

For

example,

technological

advances

and

the

growth

of

e-commerce
have

made

it

possible

for

non-banks

to

offer

products

and

services

that

traditionally

were

banking

products.

This

has

allowed

financial
institutions

and

other

companies

to

provide

electronic

and

internet-based

financial

solutions,

including

electronic

securities

trading,

payments
processing

and

online

automated

algorithmic-based

investment

advice.

Furthermore,

both

financial

institutions

and

their

non-banking
competitors

face

the

risk

that

payments

processing

and

other

services

could

be

significantly

disrupted

by

technologies,

such

as
cryptocurrencies,

that

require

no

intermediation.

New

technologies

have

required

and

could

require

the

Barclays

Bank

Group

to

spend

more

to
modify

or

adapt

its

products

or

make

additional

capital

investments

in

its

businesses

to

attract

and

retain

clients

and

customers

or

to

match
products

and

services

offered

by

its

competitors,

including

technology

companies.

Ongoing

or

increased

competition

may

put

pressure

on

the

pricing

for

the

Barclays

Bank

Group’s

products

and

services,

which

could

reduce
the

Barclays

Bank

Group's

revenues

and

profitability,

or

may

cause

the

Barclays

Bank

Group

to

lose

market

share,

particularly

with

respect

to
traditional

banking

products

such

as

deposits,

bank

accounts

and

mortgage

lending.

This

competition

may

be

on

the

basis

of

quality

and

variety
of

products

and

services

offered,

transaction

execution,

innovation,

reputation

and

price.

The

failure

of

any

of

the

Barclays

Bank

Group’s
businesses

to

meet

the

expectations

of

clients

and

customers,

whether

due

to

general

market

conditions,

under-performance,

a

decision

not

to
offer

a

particular

product

or

service,

changes

in

client

and

customer

expectations

or

other

factors,

could

affect

the

Barclays

Bank

Group’s

ability
to

attract

or

retain

clients

and

customers.

Any

such

impact

could,

in

turn,

reduce

the

Barclays

Bank

Group’s

revenues.
vi)
Regulatory

change

agenda

and

impact

on

business

model
The

Barclays

Bank

Group

remains

subject

to

ongoing

significant

levels

of

regulatory

change

and

scrutiny

in

many

of

the

countries

in

which

it
operates

(including,

in

particular,

the

UK

and

the

US).

As

a

result,

regulatory

risk

will

remain

a

focus

for

senior

management.

Furthermore,

a
more

intensive

regulatory

approach

and

enhanced

requirements

together

with

the

potential

lack

of

international

regulatory

co-ordination

as
enhanced

supervisory

standards

are

developed

and

implemented

may

adversely

affect

the

Barclays

Bank

Group’s

business,

capital

and

risk
management

strategies

and/or

may

result

in

the

Barclays

Bank

Group

deciding

to

modify

its

legal

entity,

capital

and

funding

structures

and
business

mix,

or

to

exit

certain

business

activities

altogether

or

not

to

expand

in

areas

despite

otherwise

attractive

potential.
There

are

several

significant

pieces

of

legislation

and

areas

of

focus

which

will

require

significant

management

attention,

cost

and

resource,
including:
◾

Changes

in

prudential

requirements

may

impact

minimum

requirements

for

own

funds

and

eligible

liabilities

(MREL)

(including

requirements
for

internal

MREL),

leverage,

liquidity

or

funding

requirements,

applicable

buffers

and/or

add-ons

to

such

minimum

requirements

and

risk
weighted

assets

calculation

methodologies

all

as

may

be

set

by

international,

EU

or

national

authorities.

Such

or

similar

changes

to
prudential

requirements

or

additional

supervisory

and

prudential

expectations,

either

individually

or

in

aggregate,

may

result

in,

among

other
things,

a

need

for

further

management

actions

to

meet

the

changed

requirements,

such

as:
-

increasing

capital,

MREL

or

liquidity

resources,

reducing

leverage

and

risk

weighted

assets;

-

restricting

distributions

on

capital

instruments;
-

modifying

the

terms

of

outstanding

capital

instruments;

-

modifying

legal

entity

structure

(including

with

regard

to

issuance

and

deployment

of

capital,

MREL

and

funding);

-

changing

the

Barclays

Bank

Group’s

business

mix

or

exiting

other

businesses;

and/or
-

undertaking

other

actions

to

strengthen

the

Barclays

Bank

Group’s

position.
◾

The

derivatives

market

has

been

the

subject

of

particular

focus

for

regulators

in

recent

years

across

the

G20

countries

and

beyond,

with
regulations

introduced

which

require

the

reporting

and

clearing

of

standardised

over

the

counter

(OTC)

derivatives

and

the

mandatory
margining

of

non-cleared

OTC

derivatives.

These

regulations

may

increase

costs

for

market

participants,

as

well

as

reduce

liquidity

in

the
derivatives

markets,

in

particular

if

there

are

areas

of

overlapping

or

conflicting

regulation.

More

broadly,

changes

to

the

regulatory

framework
(in

particular,

the

review

of

the

second

Markets

in

Financial

Instruments

Directive

and

the

implementation

of

the

Benchmarks

Regulation)
could

entail

significant

costs

for

market

participants

and

may

have

a

significant

impact

on

certain

markets

in

which

the

Barclays

Bank

Group
operates.

Risk

review
Material

existing

and

emerging

risks
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

31
◾

The

Barclays

Group

and

certain

of

its

members

(including

Barclays

Bank

PLC)

are

subject

to

supervisory

stress

testing

exercises

in

a
number

of

jurisdictions.

These

exercises

currently

include

the

programmes

of

the

Bank

of

England,

the

European

Banking

Authority

(EBA),
the

Federal

Deposit

Insurance

Corporation

(FDIC)

and

the

Federal

Reserve

Board

(FRB).

Failure

to

meet

the

requirements

of

regulatory
stress

tests,

or

the

failure

by

regulators

to

approve

the

stress

test

results

and

capital

plans

of

the

Barclays

Group,

could

result

in

the

Barclays
Group

or

certain

of

its

members

(including

Barclays

Bank

PLC)

being

required

to

enhance

their

capital

position,

limit

capital

distributions

or
position

additional

capital

in

specific

subsidiaries.

For

further

details

on

the

regulatory

supervision

of,

and

regulations

applicable

to,

the

Barclays

Bank

Group,

see

the

Supervision

and

regulation
section.
vii)
The

impact

of

climate

change

on

the

Barclays

Bank

Group’s

business
The

risks

associated

with

climate

change

are

subject

to

rapidly

increasing

societal,

regulatory

and

political

focus,

both

in

the

UK

and
internationally.

Embedding

climate

risk

into

the

Barclays

Bank

Group’s

risk

framework

in

line

with

regulatory

expectations,

and

adapting

the
Barclays

Bank

Group’s

operations

and

business

strategy

to

address

the

financial

risks

resulting

from

both:

(i)

the

physical

risk

of

climate
change;

and

(ii)

the

risk

from

the

transition

to

a

low

carbon

economy,

could

have

a

significant

impact

on

the

Barclays

Bank

Group’s

business.
Physical

risks

from

climate

change

arise

from

a

number

of

factors

and

relate

to

specific

weather

events

and

longer-term

shifts

in

the

climate.
The

nature

and

timing

of

extreme

weather

events

are

uncertain

but

they

are

increasing

in

frequency

and

their

impact

on

the

economy

is
predicted

to

be

more

acute

in

the

future.

The

potential

impact

on

the

economy

includes,

but

is

not

limited

to,

lower

GDP

growth,

higher
unemployment

and

significant

changes

in

asset

prices

and

profitability

of

industries.

Damage

to

the

properties

and

operations

of

borrowers
could

impair

asset

values

and

the

creditworthiness

of

customers

leading

to

increased

default

rates,

delinquencies,

write-offs

and

impairment
charges

in

the

Barclays

Bank

Group’s

portfolios.

In

addition,

the

Barclays

Bank

Group’s

premises

and

resilience

may

also

suffer

physical
damage

due

to

weather

events

leading

to

increased

costs

for

the

Barclays

Bank

Group.
As

the

economy

transitions

to

a

low-carbon

economy,

financial

institutions

such

as

the

Barclays

Bank

Group

may

face

significant

and

rapid
developments

in

stakeholder

expectations,

policy,

law

and

regulation

which

could

impact

the

lending

activities

the

Barclays

Bank

Group
undertakes,

as

well

as

the

risks

associated

with

its

lending

portfolios,

and

the

value

of

the

Barclays

Bank

Group’s

financial

assets.

As

sentiment
towards

climate

change

shifts

and

societal

preferences

change,

the

Barclays

Bank

Group

may

face

greater

scrutiny

of

the

type

of

business

it
conducts,

adverse

media

coverage

and

reputational

damage,

which

may

in

turn

impact

customer

demand

for

the

Barclays

Bank

Group's
products,

returns

on

certain

business

activities

and

the

value

of

certain

assets

and

trading

positions

resulting

in

impairment

charges.
In

addition,

the

impacts

of

physical

and

transition

climate

risks

can

lead

to

second

order

connected

risks,

which

have

the

potential

to

affect

the
Barclays

Bank

Group’s

retail

and

wholesale

portfolios.

The

impacts

of

climate

change

may

increase

losses

for

those

sectors

sensitive

to

the
effects

of

physical

and

transition

risks.

Any

subsequent

increase

in

defaults

and

rising

unemployment

could

create

recessionary

pressures,
which

may

lead

to

wider

deterioration

in

the

creditworthiness

of

the

Barclays

Bank

Group’s

clients,

higher

ECLs,

and

increased

charge-offs

and
defaults

among

retail

customers.
If

the

Barclays

Bank

Group

does

not

adequately

embed

risks

associated

with

climate

change

into

its

risk

framework

to

appropriately

measure,
manage

and

disclose

the

various

financial

and

operational

risks

it

faces

as

a

result

of

climate

change,

or

fails

to

adapt

its

strategy

and

business
model

to

the

changing

regulatory

requirements

and

market

expectations

on

a

timely

basis,

it

may

have

a

material

and

adverse

impact

on

the
Barclays

Bank

Group’s

level

of

business

growth,

competitiveness,

profitability,

capital

requirements,

cost

of

funding,

and

financial

condition.
For

further

details

on

the

Barclays

Bank

Group’s

approach

to

climate

change,

see

the

climate

change

risk

management

section.
viii)
Impact

of

benchmark

interest

rate

reforms

on

the

Barclays

Bank

Group
For

several

years,

global

regulators

and

central

banks

have

been

driving

international

efforts

to

reform

key

benchmark

interest

rates

and
indices,

such

as

the

London

Interbank

Offered

Rate

(LIBOR),

which

are

used

to

determine

the

amounts

payable

under

a

wide

range

of
transactions

and

make

them

more

reliable

and

robust.

This

has

resulted

in

significant

changes

to

the

methodology

and

operation

of

certain
benchmarks

and

indices,

the

adoption

of

alternative

“risk-free”

reference

rates

and

the

proposed

discontinuation

of

certain

reference

rates
(including

LIBOR),

with

further

changes

anticipated,

including

UK,

EU

and

US

legislative

proposals

to

deal

with

‘tough

legacy’

contracts

that
cannot

convert

into

or

cannot

add

fall-back

risk-free

reference

rates.

The

consequences

of

reform

are

unpredictable

and

may

have

an

adverse
impact

on

any

financial

instruments

linked

to,

or

referencing,

any

of

these

benchmark

interest

rates.

Uncertainty

as

to

the

nature

of

such

potential

changes,

the

availability

and/or

suitability

of

alternative

“risk-free”

reference

rates

and

other
reforms

may

adversely

affect

a

broad

range

of

transactions

(including

any

securities,

loans

and

derivatives

which

use

LIBOR

to

determine

the
amount

of

interest

payable

that

are

included

in

the

Barclays

Bank

Group’s

financial

assets

and

liabilities)

that

use

these

reference

rates

and
indices

and

introduce

a

number

of

risks

for

the

Barclays

Bank

Group,

including,

but

not

limited

to:
◾
Conduct

risk:

in

undertaking

actions

to

transition

away

from

using

certain

reference

rates

(such

as

LIBOR)

to

new

alternative,

risk-free

rates,
the

Barclays

Bank

Group

faces

conduct

risks.

These

may

lead

to

customer

complaints,

regulatory

sanctions

or

reputational

impact

if

the
Barclays

Bank

Group

is

considered

to

be

(among

other

things)

(i)

undertaking

market

activities

that

are

manipulative

or

create

a

false

or
misleading

impression,

(ii)

misusing

sensitive

information

or

not

identifying

or

appropriately

managing

or

m

itigating

conflicts

of

interest,

(iii)
providing

customers

with

inadequate

advice,

misleading

information,

unsuitable

products

or

unacceptable

service,

(iv)

not

taking

a

consistent
approach

to

remediation

for

customers

in

similar

circumstances,

(v)

unduly

delaying

the

communication

and

migration

activities

in

relation

to
client

exposure,

leaving

them

insufficient

time

to

prepare

or

(vi)

colluding

or

inappropriately

sharing

information

with

competitors;
◾
Financial

risks:

the

valuation

of

certain

of

the

Barclays

Bank

Group’s

financial

assets

and

liabilities

may

change.

Moreover,

transitioning

to
alternative

“risk-free”

reference

rates

may

impact

the

ability

of

members

of

the

Barclays

Bank

Group

to

calculate

and

model

amounts
receivable

by

them

on

certain

financial

assets

and

determine

the

amounts

payable

on

certain

financial

liabilities

(such

as

debt

securities
issued

by

them)

because

currently

alternative

“risk-free”

reference

rates

(such

as

the

Sterling

Overnight

Index

Average

(SONIA)

and

the
Secured

Overnight

Financing

Rate

(SOFR))

are

look-back

rates

whereas

term

rates

(such

as

LIBOR)

allow

borrowers

to

calculate

at

the

start
of

any

interest

period

exactly

how

much

is

payable

at

the

end

of

such

interest

period.

This

may

have

a

material

adverse

effect

on

the
Barclays

Bank

Group’s

cashflows;
◾
Pricing

risk:

changes

to

existing

reference

rates

and

indices,

discontinuation

of

any

reference

rate

or

indices

and

transition

to

alternative
“risk-free”

reference

rates

may

impact

the

pricing

mechanisms

used

by

the

Barclays

Bank

Group

on

certain

transactions;

Risk

review
Material

existing

and

emerging

risks
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

32
◾
Operational

risk:

changes

to

existing

reference

rates

and

indices,

discontinuation

of

any

reference

rate

or

index

and

transition

to

alternative
“risk-free”

reference

rates

may

require

changes

to

the

Barclays

Bank

Group’s

IT

systems,

trade

reporting

infrastructure,

operational
processes,

and

controls.

In

addition,

if

any

reference

rate

or

index

(such

as

LIBOR)

is

no

longer

available

to

calculate

amounts

payable,

the
Barclays

Bank

Group

may

incur

additional

expenses

in

amending

documentation

for

new

and

existing

transactions

and/or

effecting

the
transition

from

the

original

reference

rate

or

index

to

a

new

reference

rate

or

index;

and
◾
Accounting

risk:

an

inability

to

apply

hedge

accounting

in

accordance

with

IFRS

could

lead

to

increased

volatility

in

the

Barclays

Bank
Group’s

financial

results

and

performance.
Any

of

these

factors

may

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and
prospects.
For

further

details

on

the

impacts

of

benchmark

interest

rate

reforms

on

the

Barclays

Bank

Group,

see

Note

40

to

the

financial

statements.
Material

existing

and

emerging

risks

impacting

individual

principal

risks
i)

Credit

risk
Credit

risk

is

the

risk

of

loss

to

the

Barclays

Bank

Group

from

the

failure

of

clients,

customers

or

counterparties,

including

sovereigns,

to

fully
honour

their

obligations

to

members

of

the

Barclays

Bank

Group,

including

the

whole

and

timely

payment

of

principal,

interest,

collateral

and
other

receivables.
a)

Impairment
The

introduction

of

the

impairment

requirements

of

IFRS

9

Financial

Instruments,

resulted

in

impairment

loss

allowances

that

are

recognised
earlier,

on

a

more

forward-looking

basis

and

on

a

broader

scope

of

financial

instruments,

and

may

continue

to

have,

a

material

impact

on

the
Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects.
Measurement

involves

complex

judgement

and

impairment

charges

could

be

volatile,

particularly

under

st

ressed

conditions.

Unsecured
products

with

longer

expected

lives,

such

as

credit

cards,

are

the

most

impacted.

Taking

into

account

the

transitional

regime,

the

capital
treatment

on

the

increased

reserves

has

the

potential

to

adversely

impact

the

Barclays

Bank

Group’s

regulatory

capital

ratios.
In

addition,

the

move

from

incurred

losses

to

ECLs

has

the

potential

to

impact

the

Barclays

Bank

Group’s

performance

under

stressed
economic

conditions

or

regulatory

stress

tests.

For

more

information,

refer

to

Note

7

to

the

financial

statements.
b)

Specific

sectors

and

concentrations
The

Barclays

Bank

Group

is

subject

to

risks

arising

from

changes

in

credit

quality

and

recovery

rates

of

loans

and

advances

due

from
borrowers

and

counterparties

in

any

specific

portfolio.

Any

deterioration

in

credit

quality

could

lead

to

lower

recoverability

and

higher
impairment

in

a

specific

sector.

The

following

are

areas

of

uncertainties

to

the

Barclays

Bank

Group’s

portfolio

which

could

have

a

material
impact

on

performance:
◾
UK

retail,

hospitality

and

leisure.
Softening

demand,

rising

costs

and

a

structural

shift

to

online

shopping

is

fuelling

pressure

on

the

UK
High

Street

and

other

sectors

heavily

reliant

on

consumer

discretionary

spending.

As

these

sectors

continue

to

reposition

themselves,

the
trend

represents

a

potential

risk

in

the

Barclays

Bank

Group’s

UK

corporate

portfolio

from

the

perspective

of

its

interactions

with

both

retailers
and

their

landlords.
◾
Consumer

affordability

has

remained

a

key

area

of

focus,

particularly

in

unsecured

lending.

Macroeconomic

factors,

such

as

rising
unemployment,

that

impact

a

customer’s

ability

to

service

unsecured

debt

payments

could

lead

to

increased

arrears

in

both

unsecured

and
secured

products.

The

Barclays

Bank

Group

is

exposed

to

the

adverse

credit

performance

of

unsecured

products,

particularly

in

the

US
through

its

US

Cards

business.

◾
UK

real

estate

market.
Barclays

Bank

Group’s

corporate

credit

exposure

is

vulnerable

to

the

impacts

of

the

ongoing

COVID-19

stress,

with
particular

weakness

in

retail

property

as

a

result

of

reduced

rent

collections

and

residential

development,

and

faces

the

risk

of

increased
impairment

from

a

material

fall

in

property

prices.
◾
Leverage

finance

underwriting
.

The

Barclays

Bank

Group

takes

on

sub-investment

grade

underwriting

exposure,

including

single

name
risk,

particularly

in

the

US

and

Europe.

The

Barclays

Bank

Group

is

exposed

to

credit

events

and

market

volatility

during

the

underwriting
period.

Any

adverse

events

during

this

period

may

potentially

result

in

loss

for

the

Barclays

Bank

Group,

or

an

increased

capital

requirement
should

there

be

a

need

to

hold

the

exposure

for

an

extended

period.
◾

I
talian

mortgage

and

wholesale

exposure
.

The

Barclays

Bank

Group

is

exposed

to

a

decline

in

the

Italian

economic

environment

through

a
mortgage

portfolio

in

run-off

and

positions

to

wholesale

customers.

The

Italian

economy

was

severely

impacted

by

the

COVID-19

pandemic
in

2020

and

recovery

has

been

slower

than

anticipated.

Should

the

Italian

economy

deteriorate

further

or

any

recovery

take

longer

to
materialise,

there

could

be

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

results

of

operations

including,

but

not

limited

to,
increased

credit

losses

and

higher

impairment

charges.

◾
Oil

&

Gas

sector.
The

Barclays

Bank

Group’s

corporate

credit

exposure

includes

companies

whose

performance

is

dependent

on

the

oil

and
gas

sector.

Weaker

demand

for

energy

products,

in

particular

as

a

result

of

the

COVID-19

pandemic,

combined

with

a

sustained

period

of
lower

energy

prices

has

led

to

the

erosion

of

balance

sheet

strength,

particularly

for

higher

cost

producers

and

those

businesses

who

supply
goods

and

services

to

the

oil

and

gas

sector.

Any

recovery

from

the

drop

in

demand

is

likely

to

remain

volatile

and

energy

prices

could
remain

subdued

at

low

levels

for

the

foreseeable

future,

below

the

break-even

point

for

some

companies.

Furthermore,

in

the

longer

term,
costs

associated

with

the

transition

towards

renewable

sources

of

energy

may

place

great

demands

on

companies

that

the

Barclays

Bank
Group

has

exposure

to

globally.

These

factors

could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of
operations

and

financial

condition

through

increased

impairment

charges.

Risk

review
Material

existing

and

emerging

risks
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

33
The

Barclays

Bank

Group

also

has

large

individual

exposures

to

single

name

counterparties,

both

in

its

lending

activities

and

in

its

financial
services

and

trading

activities,

including

transactions

in

derivatives

and

transactions

with

brokers,

central

clearing

houses,

dealers,

other

banks,
mutual

and

hedge

funds

and

other

institutional

clients.

The

default

of

such

counterparties

could

have

a

significant

impact

on

the

carrying

value
of

these

assets.

In

addition,

where

such

counterparty

risk

has

been

mitigated

by

taking

collateral,

credit

risk

may

remain

high

if

the

collateral
held

cannot

be

realised,

or

has

to

be

liquidated

at

prices

which

are

insufficient

to

recover

the

full

amount

of

the

loan

or

derivative

exposure.

Any
such

defaults

could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

results

due

to,

for

example,

increased

credit

losses

and
higher

impairment

charges.
For

further

details

on

the

Barclays

Bank

Group’s

approach

to

credit

risk,

see

the

credit

risk

management

and

credit

risk

performance

sections.
ii)

Market

risk
Market

risk

is

the

risk

of

loss

arising

from

potential

adverse

change

in

the

value

of

the

Barclays

Bank

Group’s

assets

and

liabilities

from
fluctuation

in

market

variables

including,

but

not

limited

to,

interest

rates,

foreign

exchange,

equity

prices,

commodity

prices,

credit

spreads,
implied

volatilities

and

asset

correlations.

Economic

and

financial

market

uncertainties

remain

elevated,

as

the

path

of

the

COVID-19

pandemic

is

inherently

difficult

to

predict.

Further
waves

of

the

COVID-19

pandemic,

deployment

of

COVID-19

vaccines

not

being

as

successful

as

desired,

intensifying

social

unrest

that

weighs
on

market

sentiment,

and

deteriorating

trade

and

geopolitical

tensions

are

some

of

the

factors

that

could

heighten

market

risks

for

the

Barclays
Bank

Group’s

portfolios.
In

addition,

the

Barclays

Bank

Group’s

trading

business

is

generally

exposed

to

a

prolonged

period

of

elevated

asset

price

volatility,

particularly
if

it

negatively

affects

the

depth

of

marketplace

liquidity.

Such

a

scenario

could

impact

the

Barclays

Bank

Group’s

ability

to

execute

client

trades
and

may

also

result

in

lower

client

flow-driven

income

and/or

market-based

losses

on

its

existing

portfolio

of

market

risks.

These

can

include
having

to

absorb

higher

hedging

costs

from

rebalancing

risks

that

need

to

be

managed

dynamically

as

market

levels

and

their

associated
volatilities

change.
It

is

difficult

to

predict

changes

in

market

conditions,

and

such

changes

could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s
business,

results

of

operations,

financial

condition

and

prospects.
For

further

details

on

the

Barclays

Bank

Group’s

approach

to

market

risk,

see

the

market

risk

management

and

market

risk

performance
sections.
iii)

Treasury

and

capital

risk
There

are

three

primary

types

of

treasury

and

capital

risk

faced

by

the

Barclays

Bank

Group:
a)

Liquidity

risk

Liquidity

risk

is

the

risk

that

the

Barclays

Bank

Group

is

unable

to

meet

its

contractual

or

contingent

obligations

or

that

it

does

not

have

the
appropriate

amount,

tenor

and

composition

of

funding

and

liquidity

to

support

its

assets.

This

could

cause

the

Barclays

Bank

Group

to

fail

to
meet

regulatory

liquidity

standards

or

be

unable

to

support

day-to-day

banking

activities.

Key

liquidity

risks

that

the

Barclays

Bank

Group

faces
include:
◾
The

stability

of

the

Barclays

Bank

Group’s

current

funding

profile:
In

particular,

that

part

which

is

based

on

accounts

and

deposits
payable

on

demand

or

at

short

notice,

could

be

affected

by

the

Barclays

Bank

Group

failing

to

preserve

the

current

level

of

customer

and
investor

confidence.

The

Barclays

Bank

Group

also

regularly

accesses

the

money

and

capital

markets

to

provide

short-term

and

long-term
funding

to

support

its

operations.

Several

factors,

including

adverse

macroeconomic

conditions,

adverse

outcomes

in

conduct

and

legal,
competition

and

regulatory

matters

and

loss

of

confidence

by

investors,

counterparties

and/or

customers

in

the

Barclays

Bank

Group,

can
affect

the

ability

of

the

Barclays

Bank

Group

to

access

the

capital

markets

and/or

the

cost

and

other

terms

upon

which

the

Barclays

Bank
Group

is

able

to

obtain

m

arket

funding.
◾
Credit

rating

changes

and

the

impact

on

funding

costs:
Rating

agencies

regularly

review

credit

ratings

given

to

Barclays

Bank

PLC

and
certain

members

of

the

Barclays

Bank

Group.

Credit

ratings

are

based

on

a

number

of

factors,

including

some

which

are

not

within

the
Barclays

Bank

Group’s

control

(such

as

political

and

regulatory

developments,

changes

in

rating

methodologies,

macroeconomic

conditions
and

the

sovereign

credit

ratings

of

the

countries

in

which

the

Barclays

Bank

Group

operates).
Whilst

the

impact

of

a

credit

rating

change

will

depend

on

a

number

of

factors

(including

the

type

of

issuance

and

prevailing

market

conditions),
any

reductions

in

a

credit

rating

(in

particular,

any

downgrade

below

investment

grade)

may

affect

the

Barclays

Bank

Group’s

access

to

the
money

or

capital

markets

and/or

terms

on

which

the

Barclays

Bank

Group

is

able

to

obtain

market

funding,

increase

costs

of

funding

and

credit
spreads,

reduce

the

size

of

the

Barclays

Bank

Group’s

deposit

base,

trigger

additional

collateral

or

other

requirements

in

derivative

contracts
and

other

secured

funding

arrangements

or

limit

the

range

of

counterparties

who

are

willing

to

enter

into

transactions

with

the

Barclays

Bank
Group.

Any

of

these

factors

could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial
condition

and

prospects.
b)

Capital

risk

Capital

risk

is

the

risk

that

the

Barclays

Bank

Group

has

an

insufficient

level

or

composition

of

capital

to

support

its

normal

business

activities
and

to

meet

its

regulatory

capital

requirements

under

normal

operating

environments

or

stressed

conditions

(both

actual

and

as

defined

for
internal

planning

or

regulatory

stress

testing

purposes).

This

includes

the

risk

from

the

Barclays

Bank

Group’s

pension

plans.

Key

capital

risks
that

the

Barclays

Bank

Group

faces

include:
◾
Failure

to

meet

prudential

capital

requirements:
This

could

lead

to

the

Barclays

Bank

Group

being

unable

to

support

some

or

all

of

its
business

activities,

a

failure

to

pass

regulatory

stress

tests,

increased

cost

of

funding

due

to

deterioration

in

investor

appetite

or

credit

ratings,
restrictions

on

distributions

including

the

ability

to

meet

dividend

targets,

and/or

the

need

to

take

additional

measures

to

strengthen

the
Barclays

Bank

Group's

capital

or

leverage

position.
◾
Adverse

changes

in

FX

rates

impacting

capital

ratios:
The

Barclays

Bank

Group

has

capital

resources,

risk

weighted

assets

and

leverage
exposures

denominated

in

foreign

currencies.

Changes

in

foreign

currency

exchange

rates

may

adversely

impact

the

Sterling

equivalent
value

of

these

items.

As

a

result,

the

Barclays

Bank

Group’s

regulatory

capital

ratios

are

sensitive

to

foreign

currency

movements.

Failure

to
appropriately

manage

the

Barclays

Bank

Group’s

balance

sheet

to

take

account

of

foreign

currency

movements

could

result

in

an

adverse
impact

on

the

Barclays

Bank

Group’s

regulatory

capital

and

leverage

ratios.

Risk

review
Material

existing

and

emerging

risks
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

34
◾
Adverse

movements

in

the

pension

fund:
Adverse

movements

in

pension

assets

and

liabilities

for

defined

benefit

pension

schemes

could
result

in

deficits

on

a

funding

and/or

accounting

basis.

This

could

lead

to

the

Barclays

Bank

Group

making

substantial

additional

contributions
to

its

pension

plans

and/or

a

deterioration

in

its

capital

position.

Under

IAS

19,

the

liabilities

discount

rate

is

derived

from

the

yields

of

high
quality

corporate

bonds.

Therefore,

the

valuation

of

the

Barclays

Bank

Group’s

defined

benefits

schemes

would

be

adversely

affected

by

a
prolonged

fall

in

the

discount

rate

due

to

a

persistent

low

interest

rate

and/or

credit

spread

environment.

Inflation

is

another

significant

risk
driver

to

the

pension

fund

as

the

liabilities

are

adversely

impacted

by

an

increase

in

long-term

inflation

expectations.
c)

Interest

rate

risk

in

the

banking

book

Interest

rate

risk

in

the

banking

book

is

the

risk

that

the

Barclays

Bank

Group

is

exposed

to

capital

or

income

volatility

because

of

a

mismatch
between

the

interest

rate

exposures

of

its

(non-traded)

assets

and

liabilities.

The

Barclays

Bank

Group’s

hedge

programmes

for

interest

rate
risk

in

the

banking

book

rely

on

behavioural

assumptions

and,

as

a

result,

the

success

of

the

hedging

strategy

cannot

be

guaranteed.

A
potential

mismatch

in

the

balance

or

duration

of

the

hedge

assumptions

could

lead

to

earnings

deterioration.

A

decline

in

interest

rates

in

G3
currencies

may

also

compress

net

interest

margin

on

retail

portfolios.

In

addition,

the

Barclays

Bank

Group’s

liquid

asset

portfolio

is

exposed

to
potential

capital

and/or

income

volatility

due

to

movements

in

market

rates

and

prices.

For

further

details

on

the

Barclays

Bank

Group’s

approach

to

treasury

and

capital

risk,

see

the

treasury

and

capital

risk

management

and
treasury

and

capital

risk

performance

sections.
iv)

Operational

risk
Operational

risk

is

the

risk

of

loss

to

the

Barclays

Bank

Group

from

inadequate

or

failed

processes

or

systems,

human

factors

or

due

to

external
events

where

the

root

cause

is

not

due

to

credit

or

market

risks.

Examples

include:

a)

Operational

resilience
The

Barclays

Bank

Group

functions

in

a

highly

competitive

market,

with

market

participants

that

expect

consistent

and

smooth

business
processes.

The

loss

of

or

disruption

to

business

processing

is

a

material

inherent

risk

within

the

Barclays

Bank

Group

and

across

the

financial
services

industry,

whether

arising

through

impacts

on

the

Barclays

Bank

Group’s

technology

systems

or

availability

of

personnel

or

services
supplied

by

third

parties.

Failure

to

build

resilience

and

recovery

capabilities

into

business

processes

or

into

the

services

of

technology,

real
estate

or

suppliers

on

which

the

Barclays

Bank

Group’s

business

processes

depend,

may

result

in

significant

customer

detriment,

costs

to
reimburse

losses

incurred

by

the

Barclays

Bank

Group’s

customers,

and

reputational

damage.
b)

Cyber-attacks
Cyber-attacks

continue

to

be

a

global

threat

that

is

inherent

across

all

industries,

with

a

spike

in

both

number

and

severity

of

attacks

observed
recently.

The

financial

sector

remains

a

primary

target

for

cyber

criminals,

hostile

nation

states,

opportunists

and

hacktivists.

The

Barclays

Bank
Group,

like

other

financial

institutions,

experiences

numerous

attempts

to

compromise

its

cyber

security.

The

Barclays

Bank

Group

dedicates

significant

resources

to

reducing

cyber

security

risks,

but

it

cannot

provide

absolute

security

against

cyber-
attacks.

Malicious

actors

are

increasingly

sophisticated

in

their

methods,

seeking

to

steal

money,

gain

unauthorised

access

to,

destroy

or
manipulate

data,

and

disrupt

operations,

and

some

of

their

attacks

may

not

be

recognised

until

launched,

such

as

zero-day

attacks

that

are
launched

before

patches

and

defences

can

be

readied.

Cyber-attacks

can

originate

from

a

wide

variety

of

sources

and

target

the

Barclays
Bank

Group

in

numerous

ways,

including

attacks

on

networks,

systems,

or

devices

used

by

the

Barclays

Bank

Group

or

parties

such

as

service
providers

and

other

suppliers,

counterparties,

employees,

contractors,

customers

or

clients,

presenting

the

Barclays

Bank

Group

with

a

vast
and

complex

defence

perimeter.

Moreover,

the

Barclays

Bank

Group

does

not

have

direct

control

over

the

cyber

security

of

the

systems

of

its
clients,

customers,

counterparties

and

third-party

service

providers

and

suppliers,

limiting

the

Barclays

Bank

Group’s

ability

to

effectively
defend

against

certain

threats.
A

failure

in

the

Barclays

Bank

Group’s

adherence

to

its

cyber

security

policies,

procedures

or

controls,

employee

malfeasance,

and

human,
governance

or

technological

error

could

also

compromise

the

Barclays

Bank

Group’s

ability

to

successfully

defend

against

cyber-attacks.
Furthermore,

certain

legacy

technologies

that

are

at

or

approaching

end-of-life

may

not

be

able

to

be

able

to

maintained

to

acceptable

levels

of
security.

The

Barclays

Bank

Group

has

experienced

cyber

security

incidents

and

near-misses

in

the

past,

and

it

is

inevitable

that

additional
incidents

will

occur

in

the

future.

Cyber

security

risks

will

continue

to

increase,

due

to

factors

such

as

the

increasing

demand

across

the
industry

and

customer

expectations

for

continued

expansion

of

services

delivered

over

the

Internet;

increasing

reliance

on

Internet-based
products,

applications

and

data

storage;

and

changes

in

ways

of

working

by

the

Barclays

Bank

Group’s

employees,

contractors,

and

third

party
service

providers

and

suppliers

and

their

sub-contractors

in

response

to

the

COVID-19

pandemic.

Bad

actors

have

taken

advantage

of

remote
working

practices

and

modified

customer

behaviours

during

the

COVID-19

pandemic,

exploiting

the

situation

in

novel

ways

that

may

elude
defences.
Common

types

of

cyber-attacks

include

deployment

of

malware,

including

destructive

ransomware;

denial

of

service

and

distributed

denial

of
service

(DDoS)

attacks;

infiltration

via

business

email

compromise,

including

phishing,

or

via

social

engineering,

including

vishing

and

smishing;
automated

attacks

using

botnets;

and

credential

validation

or

stuffing

attacks

using

login

and

password

pairs

from

unrelated

breaches.

A
successful

cyber-attack

of

any

type

has

the

potential

to

cause

serious

harm

to

the

Barclays

Bank

Group

or

its

clients

and

customers,

including
exposure

to

potential

contractual

liability,

litigation,

regulatory

or

other

government

action,

loss

of

existing

or

potential

customers,

damage

to

the
Barclays

Bank

Group’s

brand

and

reputation,

and

other

financial

loss.

The

impact

of

a

successful

cyber-attack

also

is

likely

to

include
operational

consequences

(such

as

unavailability

of

services,

networks,

systems,

devices

or

data)

remediation

of

which

could

come

at
significant

cost.

Risk

review
Material

existing

and

emerging

risks
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

35
Regulators

worldwide

continue

to

recognise

cyber

security

as

an

increasing

systemic

risk

to

the

financial

sector

and

have

highlighted

the

need
for

financial

institutions

to

improve

their

monitoring

and

control

of,

and

resilience

to

cyber-attacks.

A

successful

cyber-attack

may,

therefore,
result

in

significant

regulatory

fines

on

the

Barclays

Bank

Group.

For

further

details

on

the

Barclays

Bank

Group’s

approach

to

cyber-attacks,

see

the

operational

risk

performance

section.
c)

New

and

emergent

technology
Technology

is

fundamental

to

the

Barclays

Bank

Group’s

business

and

the

financial

services

industry.

Technol

ogical

advancements

present
opportunities

to

develop

new

and

innovative

ways

of

doing

business

across

the

Barclays

Bank

Group,

with

new

solutions

being

developed

both
in-house

and

in

association

with

third-party

companies.

For

example,

payment

services

and

securities,

futures

and

options

trading

are
increasingly

occurring

electronically,

both

on

the

Barclays

Bank

Group’s

own

systems

and

through

other

alternative

systems,

and

becoming
automated.

Whilst

increased

use

of

electronic

payment

and

trading

systems

and

direct

electronic

access

to

trading

markets

could

significantly
reduce

the

Barclays

Bank

Group’s

cost

base,

it

may,

conversely,

reduce

the

commissions,

fees

and

margins

made

by

the

Barclays

Bank

Group
on

these

transactions

which

could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial
condition

and

prospects.
Introducing

new

forms

of

technology,

however,

has

the

potential

to

increase

inherent

risk.

Failure

to

evaluate,

actively

manage

and

closely
monitor

risk

exposure

during

all

phases

of

business

development

could

introduce

new

vulnerabilities

and

security

flaws

and

have

a

material
adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects.
d)

External

fraud
The

nature

of

fraud

is

wide-ranging

and

continues

to

evolve,

as

criminals

continually

seek

opportunities

to

target

the

Barclays

Bank

Group’s
business

activities

and

exploit

changes

to

customer

behaviour

and

product

and

channel

use

(such

as

the

increased

use

of

digital

products

and
enhanced

online

services).

Fraud

attacks

can

be

very

sophisticated

and

are

often

orchestrated

by

highly

organised

crime

groups

who

use

ever
more

sophisticated

techniques

to

target

customers

and

clients

directly

to

obtain

confidential

or

personal

information

that

can

be

used

to

commit
fraud.

The

impact

from

fraud

can

lead

to

customer

detriment,

financial

losses

(including

the

reimbursement

of

losses

incurred

by

customers),
loss

of

business,

missed

business

opportunities

and

reputational

damage,

all

of

which

could

have

a

material

adverse

impact

on

the

Barclays
Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects.
e)

Data

management

and

information

protection
The

Barclays

Bank

Group

holds

and

processes

large

volumes

of

data,

including

personally

identifiable

information,

intellectual

property,

and
financial

data

and

the

Barclays

Bank

Group’s

businesses

are

subject

to

complex

and

evolving

laws

and

regulations

governing

the

privacy

and
protection

of

personal

information

of

individuals,

including

Regulation

(EU)

2016/679

(General

Data

Protection

Regulation

(GDPR)).

The
protected

parties

can

include:

(i)

the

Barclays

Bank

Group’s

clients

and

customers,

and

prospective

clients

and

customers;

(ii)

clients

and
customers

of

the

Barclays

Bank

Group’s

clients

and

customers;

(iii)

employees

and

prospective

employees;

and

(iv)

employees

of

the

Barclays
Bank

Group’s

suppliers,

counterparties

and

other

external

parties.

The

international

nature

of

both

the

Barclays

Bank

Group’s

business

and

its

IT

infrastructure

also

means

that

personal

information

may

be
available

in

countries

other

than

those

from

where

it

originated.

Accordingly,

the

Barclays

Bank

Group

needs

to

ensure

that

its

collection,

use,
transfer

and

storage

of

personal

information

complies

with

all

applicable

laws

and

regulations

in

all

relevant

jurisdictions,

which

could:

(i)
increase

the

Barclays

Bank

Group’s

compliance

and

operating

costs;

(ii)

impact

the

development

of

new

products

or

services,

impact

the
offering

of

existing

products

or

services,

or

affect

how

products

and

services

are

offered

to

clients

and

customers;

(iii)

demand

significant
oversight

by

the

Barclays

Bank

Group’s

management;

and

(iv)

require

the

Barclays

Bank

Group

to

review

some

elements

of

the

structure

of

its
businesses,

operations

and

systems

in

less

efficient

ways.

Concerns

regarding

the

effectiveness

of

the

Barclays

Bank

Group’s

measures

to

safeguard

personal

information,

or

even

the

perception

that
those

measures

are

inadequate,

could

expose

the

Barclays

Bank

Group

to

the

risk

of

loss

or

unavailability

of

data

or

data

integrity

issues
and/or

cause

the

Barclays

Bank

Group

to

lose

existing

or

potential

clients

and

customers,

and

thereby

reduce

the

Barclays

Bank

Group’s
revenues.

Furthermore,

any

failure

or

perceived

failure

by

the

Barclays

Bank

Group

to

comply

with

applicable

privacy

or

data

protection

laws
and

regulations

may

subject

it

to

potential

contractual

liability,

litigation,

regulatory

or

other

government

action

(including

significant

regulatory
fines)

and

require

changes

to

certain

operations

or

practices

which

could

also

inhibit

the

Barclays

Bank

Group’s

development

or

marketing

of
certain

products

or

services,

or

increase

the

costs

of

offering

them

to

customers.

Any

of

these

events

could

damage

the

Barclays

Bank

Group’s
reputation

and

otherwise

materially

adversely

affect

its

business,

results

of

operations,

financial

condition

and

prospects.
f)

Algorithmic

trading
In

some

areas

of

the

investment

banking

business,

trading

algorithms

are

used

to

price

and

risk

manage

client

and

principal

transactions.

An
algorithmic

error

could

result

in

erroneous

or

duplicated

transactions,

a

system

outage,

or

impact

the

Barclays

Bank

Group’s

pricing

abilities,
which

could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects

and
reputation.

Risk

review
Material

existing

and

emerging

risks
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

36
g)

Processing

error
The

Barclays

Bank

Group’s

businesses

are

highly

dependent

on

its

ability

to

process

and

monitor,

on

a

daily

basis,

a

very

large

number

of
transactions,

many

of

which

are

highly

complex

and

occur

at

high

volumes

and

frequencies,

across

numerous

and

diverse

markets

in

many
currencies.

As

the

Barclays

Bank

Group’s

customer

base

and

geographical

reach

expand

and

the

volume,

speed,

frequency

and

complexity

of
transactions,

especially

electronic

transactions

(as

well

as

the

requirements

to

report

such

transactions

on

a

real-time

basis

to

clients,
regulators

and

exchanges)

increase,

developing,

maintaining

and

upgrading

operational

systems

and

infrastructure

becomes

more

challenging,
and

the

risk

of

systems

or

human

error

in

connection

with

such

transactions

increases,

as

well

as

the

potential

consequences

of

such

errors
due

to

the

speed

and

volume

of

transactions

involved

and

the

potential

difficulty

associated

with

discovering

errors

quickly

enough

to

limit

the
resulting

consequences.

Furthermore,

events

that

are

wholly

or

partially

beyond

the

Barclays

Bank

Group’s

control,

such

as

a

spike

in
transaction

volume,

could

adversely

affect

the

Barclays

Bank

Group’s

ability

to

process

transactions

or

provide

banking

and

payment

services.
Processing

errors

could

result

in

the

Barclays

Bank

Group,

among

other

things,

(i)

failing

to

provide

information,

services

and

liquidity

to

clients
and

counterparties

in

a

timely

manner;

(ii)

failing

to

settle

and/or

confirm

transactions;

(iii)

causing

funds

transfers,

capital

markets

trades

and/or
other

transactions

to

be

executed

erroneously,

illegally

or

with

unintended

consequences;

and

(iv)

adversely

affecting

financial,

trading

or
currency

markets.

Any

of

these

events

could

materially

disadvantage

the

Barclays

Bank

Group’s

customers,

clients

and

counterparties
(including

them

suffering

financial

loss)

and/or

result

in

a

loss

of

confidence

in

the

Barclays

Bank

Group

which,

in

turn,

could

have

a

material
adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects.
h)

Supplier

exposure
The

Barclays

Bank

Group

depends

on

suppliers

for

the

provision

of

many

of

its

services

and

the

development

of

technology.

Whilst

the
Barclays

Bank

Group

depends

on

suppliers,

it

remains

fully

accountable

for

any

risk

arising

from

the

actions

of

suppliers.

The

dependency

on
suppliers

and

sub-contracting

of

outsourced

services

introduces

concentration

risk

where

the

failure

of

specific

suppliers

could

have

an

impact
on

the

Barclays

Bank

Group’s

ability

to

continue

to

provide

material

services

to

its

customers.

Failure

to

adequately

manage

supplier

risk

could
have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects.
i)

Estimates

and

judgements

relating

to

critical

accounting

policies

and

capital

disclosures
The

preparation

of

financial

statements

requires

the

application

of

accounting

policies

and

judgements

to

be

made

in

accordance

with

IFRS.
Regulatory

returns

and

capital

disclosures

are

prepared

in

accordance

with

the

relevant

capital

reporting

requirements

and

also

require
assumptions

and

estimates

to

be

made.

The

key

areas

involving

a

higher

degree

of

judgement

or

complexity,

or

areas

where

assumptions

are
significant

to

the

consolidated

and

individual

financial

statements,

include

credit

impairment

charges,

taxes,

fair

value

of

financial

instruments,
pensions

and

post-retirement

benefits,

and

provisions

including

conduct

and

legal,

competition

and

regulatory

matters

(see

the

notes

to

the
audited

financial

statements

for

further

details).

There

is

a

risk

that

if

the

judgement

exercised,

or

the

estimates

or

assumptions

used,
subsequently

turn

out

to

be

incorrect,

this

could

result

in

material

losses

to

the

Barclays

Bank

Group,

beyond

what

was

anticipated

or

provided
for.

Further

development

of

accounting

standards

and

capital

interpretations

could

also

materially

impact

the

Barclays

Bank

Group’s

results

of
operations,

financial

condition

and

prospects.
j)

Tax

risk
The

Barclays

Bank

Group

is

required

to

comply

with

the

domestic

and

international

tax

laws

and

practice

of

all

countries

in

which

it

has
business

operations.

There

is

a

risk

that

the

Barclays

Bank

Group

could

suffer

losses

due

to

additional

tax

charges,

other

financial

costs

or
reputational

damage

as

a

result

of

failing

to

comply

with

such

laws

and

practice,

or

by

failing

to

manage

its

tax

affairs

in

an

appropriate

manner,
with

much

of

this

risk

attributable

to

the

international

structure

of

the

Barclays

Bank

Group.

In

addition,

increasing

reporting

and

disclosure
requirements

around

the

world

and

the

digitisation

of

the

administration

of

tax

has

potential

to

increase

the

Barclays

Bank

Group’s

tax
compliance

obligations

further.
k)

Ability

to

hire

and

retain

appropriately

qualified

employees
As

a

regulated

financial

institution,

the

Barclays

Bank

Group

requires

diversified

and

specialist

skilled

colleagues.

The

Barclays

Bank

Group’s
ability

to

attract,

develop

and

retain

a

diverse

mix

of

talent

is

key

to

the

delivery

of

its

core

business

activity

and

strategy.

This

is

impacted

by

a
range

of

external

and

internal

factors,

such

as

the

UK’s

decision

to

leave

the

EU

and

the

enhanced

individual

accountability

applicable

to

the
banking

industry.

Failure

to

attract

or

prevent

the

departure

of

appropriately

qualified

and

skilled

employees

could

have

a

material

adverse
effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects.

Additionally,

this

may

result

in

disruption
to

service

which

could

in

turn

lead

to

disenfranchising

certain

customer

groups,

customer

detriment

and

reputational

damage.
For

further

details

on

the

Barclays

Bank

Group’s

approach

to

operational

risk,

see

the

operational

risk

management

and

operational

risk
performance

sections.
v)

Model

risk
Model

risk

is

the

risk

of

potential

adverse

consequences

from

financial

assessments

or

decisions

based

on

incorrect

or

misused

model

outputs
and

reports.

The

Barclays

Bank

Group

relies

on

models

to

support

a

broad

range

of

business

and

risk

management

activities,

including
informing

business

decisions

and

strategies,

measuring

and

limiting

risk,

valuing

exposures

(including

the

calculation

of

impairment),
conducting

stress

testing,

assessing

capital

adequacy,

supporting

new

business

acceptance

and

risk

and

reward

evaluation,

managing

client
assets,

and

meeting

reporting

requirements.
Models

are,

by

their

nature,

imperfect

and

incomplete

representations

of

reality

because

they

rely

on

assumptions

and

inputs,

and

so

they

may
be

subject

to

errors

affecting

the

accuracy

of

their

outputs

and/or

misused.

This

may

be

exacerbated

when

dealing

with

unprecedented
scenarios,

such

as

the

COVID-19

pandemic,

due

to

the

lack

of

reliable

historical

reference

points

and

data.

For

instance,

the

quality

of

the

data
used

in

models

across

the

Barclays

Bank

Group

has

a

material

impact

on

the

accuracy

and

completeness

of

its

risk

and

financial

metrics.
Model

errors

or

misuse

may

result

in

(among

other

things)

the

Barclays

Bank

Group

making

inappropriate

business

decisions

and/or
inaccuracies

or

errors

being

identified

in

the

Barclays

Bank

Group’s

risk

management

and

regulatory

reporting

processes.

This

could

result

in
significant

financial

loss,

imposition

of

additional

capital

requirements,

enhanced

regulatory

supervision

and

reputational

damage,

all

of

which
could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects.
For

further

details

on

the

Barclays

Bank

Group’s

approach

to

model

risk,

see

the

model

risk

management

and

model

risk

performance

sections.

Risk

review
Material

existing

and

emerging

risks
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

37
vi)

Conduct

risk
Conduct

risk

is

the

risk

of

detriment

to

customers,

clients,

market

integrity,

effective

competition

or

the

Barclays

Bank

Group

from

the
inappropriate

supply

of

financial

services,

including

instances

of

wilful

or

negligent

misconduct.

This

risk

could

manifest

itself

in

a

variety

of
ways:
a)

Employee

misconduct
The

Barclays

Bank

Group’s

businesses

are

exposed

to

risk

from

potential

non-compliance

with

its

policies

and

standards

and

instances

of
wilful

and

negligent

misconduct

by

employees,

all

of

which

could

result

in

potential

customer

and

client

detriment,

enforcement

action

(including
regulatory

fines

and/or

sanctions),

increased

operation

and

compliance

costs,

redress

or

remediation

or

reputational

damage

which

in

turn
could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects.

Examples
of

employee

misconduct

which

could

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business

include

(i)

employees

improperly
selling

or

marketing

the

Barclays

Bank

Group’s

products

and

services;

(ii)

employees

engaging

in

insider

trading,

market

manipulation

or
unauthorised

trading;

or

(iii)

employees

misappropriating

confidential

or

proprietary

information

belonging

to

the

Barclays

Bank

Group,

its
customers

or

third

parties.

These

risks

may

be

exacerbated

in

circumstances

where

the

Barclays

Bank

Group

is

unable

to

rely

on

physical
oversight

and

supervision

of

employees

(such

as

during

the

COVID-19

pandemic

where

employees

have

worked

remotely).

b)

Customer

engagement

The

Barclays

Bank

Group

must

ensure

that

its

customers,

particularly

those

that

are

vulnerable,

are

able

to

make

well-informed

decisions

on
how

best

to

use

the

Barclays

Bank

Group’s

financial

services

and

understand

that

they

are

appropriately

protected

if

something

goes

wrong.
Poor

customer

outcomes

can

result

from

the

failure

to:

(i)

communicate

fairly

and

clearly

with

customers;

(ii)

provide

services

in

a

timely

and

fair
manner;

and

(iii)

undertake

appropriate

activity

to

address

customer

detriment,

including

the

adherence

to

regulatory

and

legal

requirements

on
complaint

handling.

The

Barclays

Bank

Group

is

at

risk

of

financial

loss

and

reputational

damage

as

a

result.
c)

Product

design

and

review

risk
Products

and

services

must

meet

the

needs

of

clients,

customers,

markets

and

the

Barclays

Bank

Group

throughout

their

lifecycle,

However,
there

is

a

risk

that

the

design

and

review

of

the

Barclays

Bank

Group

products

and

services

fail

to

reasonably

consider

and

address

potential

or
actual

negative

outcomes,

which

may

result

in

customer

detriment,

enforcement

action

(including

regulatory

fines

and/or

sanctions),

redress
and

remediation

and

reputational

damage.

Both

the

design

and

review

of

products

and

services

are

a

key

area

of

focus

for

regulators

and

the
Barclays

Bank

Group,

and

this

focus

is

set

to

continue

in

2021.
d)

Financial

crime
The

Barclays

Bank

Group

may

be

adversely

affected

if

it

fails

to

effectively

mitigate

the

risk

that

third

parties

or

its

employees

facilitate,

or

that
its

products

and

services

are

used

to

facilitate,

financial

crime

(money

laundering,

terrorist

financing,

breaches

of

economic

and

financial
sanctions,

bribery

and

corruption,

and

the

facilitation

of

tax

evasion).

UK

and

US

regulations

covering

financial

institutions

continue

to

focus

on
combating

financial

crime.

Failure

to

comply

may

lead

to

enforcement

action

by

the

Barclays

Bank

Group’s

regulators,

including

severe
penalties,

which

may

have

a

material

adverse

effect

on

the

Barclays

Bank

Group’s

business,

financial

condition

and

prospects.
e)

Regulatory

focus

on

culture

and

accountability
Regulators

around

the

world

continue

to

emphasise

the

importance

of

culture

and

personal

accountability

and

enforce

the

adoption

of

adequate
internal

reporting

and

whistleblowing

procedures

to

help

to

promote

appropriate

conduct

and

drive

positive

outcomes

for

customers,
colleagues,

clients

and

markets.

The

requirements

and

expectations

of

the

UK

Senior

Managers

Regime,

Certification

Regime

and

Conduct
Rules

have

reinforced

additional

accountabilities

for

individuals

across

the

Barclays

Bank

Group

with

an

increased

focus

on

governance

and
rigour.

Failure

to

meet

these

requirements

and

expectations

may

lead

to

regulatory

sanctions,

both

for

the

individuals

and

the

Barclays

Bank
Group.
For

further

details

on

the

Barclays

Bank

Group’s

approach

to

conduct

risk,

see

the

conduct

risk

management

and

conduct

risk

performance
sections.
vii)

Reputation

risk
Reputation

risk

is

the

risk

that

an

action,

transaction,

investment,

event,

decision

or

business

relationship

will

reduce

trust

in

the

Barclays

Bank
Group’s

integrity

and

competence.
Any

material

lapse

in

standards

of

integrity,

compliance,

customer

service

or

operating

efficiency

may

represent

a

potential

reputation

risk.
Stakeholder

expectations

constantly

evolve,

and

so

reputation

risk

is

dynamic

and

varies

between

geographical

regions,

groups

and
individuals.

A

risk

arising

in

one

business

area

can

have

an

adverse

effect

upon

the

Barclays

Bank

Group’s

overall

reputation

and

any

one
transaction,

investment

or

event

(in

the

perception

of

key

stakeholders)

can

reduce

trust

in

the

Barclays

Bank

Group’s

integrity

and
competence.

The

Barclays

Bank

Group’s

association

with

sensitive

topics

and

sectors

has

been,

and

in

some

instances

continues

to

be,

an
area

of

concern

for

stakeholders,

including

(i)

the

financing

of,

and

investments

in,

businesses

which

operate

in

sectors

that

are

sensitive
because

of

their

relative

carbon

intensity

or

local

environmental

impact;

(ii)

potential

association

with

human

rights

violations

(including
combating

modern

slavery)

in

the

Barclays

Bank

Group’s

operations

or

supply

chain

and

by

clients

and

customers;

and

(iii)

the

financing

of
businesses

which

manufacture

and

export

military

and

riot

control

goods

and

services.
Reputation

risk

could

also

arise

from

negative

public

opinion

about

the

actual,

or

perceived,

manner

in

which

the

Barclays

Bank

Group
conducts

its

business

activities,

or

the

Barclays

Bank

Group’s

financial

performance,

as

well

as

actual

or

perceived

practices

in

banking

and

the
financial

services

industry

generally.

Modern

technologies,

in

particular

online

social

media

channels

and

other

broadcast

tools

that

facilitate
communication

with

large

audiences

in

short

time

frames

and

with

minimal

costs,

may

significantly

enhance

and

accelerate

the

distribution

and
effect

of

damaging

information

and

allegations.

Negative

public

opinion

m

ay

adversely

affect

the

Barclays

Bank

Group’s

ability

to

retain

and
attract

customers,

in

particular,

corporate

and

retail

depositors,

and

to

retain

and

motivate

staff,

and

could

have

a

material

adverse

effect

on

the
Barclays

Bank

Group’s

business,

results

of

operations,

financial

condition

and

prospects.
In

addition

to

the

above,

reputation

risk

has

the

potential

to

arise

from

operational

issues

or

conduct

matters

which

cause

detriment

to
customers,

clients,

market

integrity,

effective

competition

or

the

Barclays

Bank

Group

(see

“iv)

Operational

risk”

above).

Risk

review
Material

existing

and

emerging

risks
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

38
For

further

details

on

the

Barclays

Bank

Group’s

approach

to

reputation

risk,

see

reputation

risk

management

and

reputation

risk

performance
sections.
viii)

Legal

risk

and

legal,

competition

and

regulatory

matters
The

Barclays

Bank

Group

conducts

activities

in

a

highly

regulated

market

which

exposes

it

and

its

employees

to

legal

risk

arising

from

(i)

the
multitude

of

laws

and

regulations

that

apply

to

the

businesses

it

operates,

which

are

highly

dynamic,

may

vary

between

jurisdictions,

and

are
often

unclear

in

their

application

to

particular

circumstances

especially

in

new

and

emerging

areas;

and

(ii)

the

diversified

and

evolving

nature
of

the

Barclays

Bank

Group’s

businesses

and

business

practices.

In

each

case,

this

exposes

the

Barclays

Bank

Group

and

its

employees

to
the

risk

of

loss

or

the

imposition

of

penalties,

damages

or

fines

from

the

failure

of

members

of

the

Barclays

Bank

Group

to

meet

their

respective
legal

obligations,

including

legal

or

contractual

requirements.

Legal

risk

may

arise

in

relation

to

any

number

of

the

risk

material

existing

and
emerging

risks

identified

above.
A

breach

of

applicable

legislation

and/or

regulations

by

the

Barclays

Bank

Group

or

its

employees

could

result

in

criminal

prosecution,
regulatory

censure,

potentially

significant

fines

and

other

sanctions.

Where

clients,

customers

or

other

third

parties

are

harmed

by

the

Barclays
Bank

Group’s

conduct,

this

may

also

give

rise

to

civil

legal

proceedings,

including

class

actions.

Other

legal

disputes

may

also

arise

between
the

Barclays

Bank

Group

and

third

parties

relating

to

matters

such

as

breaches

or

enforcement

of

legal

rights

or

obligations

arising

under
contracts,

statutes

or

common

law.

Adverse

findings

in

any

such

matters

may

result

in

the

Barclays

Bank

Group

being

liable

to

third

parties

or
may

result

in

the

Barclays

Bank

Group’s

rights

not

being

enforced

as

intended.
Details

of

legal,

competition

and

regulatory

matters

to

which

the

Barclays

Bank

Group

is

currently

exposed

are

set

out

in

Note

25.

In

addition

to
matters

specifically

described

in

Note

25,

the

Barclays

Bank

Group

is

engaged

in

various

other

legal

proceedings

which

arise

in

the

ordinary
course

of

business.

The

Barclays

Bank

Group

is

also

subject

to

requests

for

information,

investigations

and

other

reviews

by

regulators,
governmental

and

other

public

bodies

in

connection

with

business

activities

in

which

the

Barclays

Bank

Group

is,

or

has

been,

engaged.
The

outcome

of

legal,

competition

and

regulatory

matters,

both

those

to

which

the

Barclays

Bank

Group

is

currently

exposed

and

any

others
which

may

arise

in

the

future,

is

difficult

to

predict.

In

connection

with

such

matters,

the

Barclays

Bank

Group

may

incur

significant

expense,
regardless

of

the

ultimate

outcome,

and

any

such

matters

could

expose

the

Barclays

Bank

Group

to

any

of

the

following

outcomes:

substantial
monetary

damages,

settlements

and/or

fines;

remediation

of

affected

customers

and

clients;

other

penalties

and

injunctive

relief;

additional
litigation;

criminal

prosecution;

the

loss

of

any

existing

agreed

protection

from

prosecution;

regulatory

restrictions

on

the

Barclays

Bank

Group’s
business

operations

including

the

withdrawal

of

authorisations;

increased

regulatory

compliance

requirements

or

changes

to

laws

or
regulations;

suspension

of

operations;

public

reprimands;

loss

of

significant

assets

or

business;

a

negative

effect

on

the

Barclays

Bank

Group’s
reputation;

loss

of

confidence

by

investors,

counterparties,

clients

and/or

customers;

risk

of

credit

rating

agency

downgrades;

potential

negative
impact

on

the

availability

and/or

cost

of

funding

and

liquidity;

and/or

dismissal

or

resignation

of

key

individuals.

In

light

of

the

uncertainties
involved

in

legal,

competition

and

regulatory

matters,

there

can

be

no

assurance

that

the

outcome

of

a

particular

matter

or

matters

(including
formerly

active

matters

or

those

arising

after

the

date

of

this

Annual

Report)

will

not

have

a

material

adverse

effect

on

the

Barclays

Bank
Group’s

business,

results

of

operations,

financial

condition

and

prospects.
Climate

Change

Risk

Management
Overview
The

Barclays

Group

has

a

longstanding

commitment

to

Environmental

Risk

Management

(ERM)

and

its

approach,

aided

by

regulatory
initiatives,

has

continued

to

evolve,

incorporating

climate

change

in

recent

years

as

the

understanding

of

associated

risks

has

grown.

A
dedicated

Sustainability

team

considers

how

the

Barclays

Group

approaches

wider

sustainability

and

environmental,

social

and

governance
(ESG)

matters,

working

closely

with

the

ERM

function.
In

2020

the

bank

has

implemented

a

Financial

and

Operational

Risks

of

Climate

Change

Plan

built

around

three

ma

in

pillars:

1.

Embedding

climate

risk

into

ERMF,

via

the

Climate

Change

Financial

and

Operational

Risk

Policy.

2.

Developing

methodologies

and

including

climate

in

stress

testing

(see

Barclays

PLC

Climate-related

financial

disclosures

2020
in

the

Risk

Management

Section).

3.

Developing

a

carbon

methodology

to

assess

risk

within

high

emitting

sectors

(see

Barclays

PLC

Climate-related

financial
disclosures

2020

in

the

Strategy

Section).

For

more

detail

on

how

climate

change

risks

arise

and

their

impact

on

the

Barclays

Bank

Group,

refer

to

the

‘material

existing

and

emerging
risks’

section.
Organisation

and

Structure
The

matters

and

risks

associated

with

climate

change

are

managed

at

a

Barclays

Group

level,

with

additional

input

and

oversight

provided

by
the

Barclays

Bank

Group

CRO

for

matters

pertaining

to

the

Barclays

Bank

Group.
On

behalf

of

the

Barclays

PLC

Board,

the

Barclays

PLC

BRC

reviews

and

approves

the

Barclays

Group’s

approach

to

managing

the

financial
and

operational

risks

associated

with

climate

change.

Reputation

risk

is

the

responsibility

of

the

Barclays

PLC

Board,

which

directly

handles

the
most

material

issues

facing

the

Barclays

Group.

Broader

sustainability

matters

and

other

reputation

risks

associated

with

climate

change

are

co-
ordinated

by

the

Sustainability

team.
Two

new

roles

were

introduced

in

2020:

a

Barclays

Group

Head

of

Public

Policy

and

Corporate

Responsibility,

reporting

to

the

CEO;

and

a
Barclays

Group

Head

of

Climate

Risk

appointed

to

develop

Barclays’

climate

risk

methodologies

and

manage

climate

risk

in

the

portfolio.
Working

groups

have

been

established

to

support

management

of

climate

risk

at

Barclays

International

and

Barclays

Bank

UK

Group.

Risk

review
Climate

change

risk

management
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

39
Risk

management

–

Policy
Financial

and

Operational

Risks:
The

Barclays

Group’s
‘Climate

Change

Financial

Risk

and

Operational

Risk

Policy’

considers

climate

change

as

an

overarching

risk

impacting
certain

principal

risks:

credit

risk,

market

risk,

treasury

&

capital

risk

and

operational

risk.

The

policy

is

jointly

owned

by

the

relevant

Principal
Risk

Delegates

with

oversight

by

the

Barclays

PLC

BRC

and

applies

across

the

Barclays

Group

including

within

the

Barclays

Bank

Group.
Each

relevant

Principal

Risk

Delegate

has

developed

a

methodology

and

implementation

plan

for

quantifying

climate

change

risk.

Linking

with

ESG

and

Reputation

Risk:
The

Barclays

Group

has

developed

an

internal

standard

to

reflect

its

net

zero

carbon

ambition

in

more

detail

and

together

with

other

climate-
related

Standards

(such

as

the

Forestry

&

Palm

Oil

Standard),

these

now

determine

the

approach

to

climate

change

and

relevant

sensitive
sectors.

These

standards

sit

under

the

management

of

reputation

risk

within

the

ERMF

and

are

enforced

through

an

existing

transaction
origination,

review

and

approval

process.
Credit

risk

management

(audited)
The

risk

of

loss

to

the

Barclays

Bank

Group

from

the

failure

of

clients,

customers

or

counterparties,

including

sovereigns,

to

fully

honour

their
obligations

to

the

Barclays

Bank

Group,

including

the

whole

and

timely

payment

of

principal,

interest,

collateral

and

other

receivables.
Overview
The

credit

risk

that

the

Barclays

Bank

Group

faces

arises

from

wholesale

and

retail

loans

and

advances

together

with

the

counterparty

credit

Risk

review
Principal

risk

management
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

40
risk

arising

from

derivative

contracts

with

clients;

trading

activities,

including:

debt

securities,

settlement

balances

with

market

counterparties,
FVOCI

assets

and

reverse

repurchase

loans.
Credit

risk

management

objectives

are

to:
◾

maintain

a

framework

of

controls

to

oversee

credit

risk;
◾

identify,

assess

and

measure

credit

risk

clearly

and

accurately

across

the

Barclays

Bank

Group

and

within

each

separate

business,

from

the
level

of

individual

facilities

up

to

the

total

portfolio;
◾

control

and

plan

credit

risk

taking

in

line

with

external

stakeholder

expectations

and

avoiding

undesirable

concentrations;

and
◾

monitor

credit

risk

and

adherence

to

agreed

controls.
Organisation,

roles

and

responsibilities
The

first

line

of

defence

has

primary

responsibility

for

managing

credit

risk

within

the

risk

appetite

and

limits

set

by

the

Risk

function,

supported
by

a

defined

set

of

policies,

standards

and

controls.

In

the

Barclays

Bank

Group,

business

risk

committees

(attended

by

the

first

line)

monitor
and

review

the

credit

risk

profile

of

each

business

unit

where

the

most

material

issues

are

escalated

to

the

Retail

Credit

Risk

Management
Committee,

Wholesale

Credit

Risk

Management

Committee

and

the

Barclays

Group

Risk

Committee.
Wholesale

and

retail

portfolios

are

managed

separately

to

reflect

the

differing

nature

of

the

assets;

wholesale

balances

tend

to

be

larger

and

are
managed

on

an

individual

basis,

while

retail

balances

are

greater

in

number

but

lesser

in

value

and

are,

therefore,

managed

in

aggregated
segments.
The

responsibilities

of

the

credit

risk

management

teams

in

the

businesses,

the

sanctioning

team

and

other

shared

services

include:

sanctioning
new

credit

agreements

(principally

wholesale);

setting

strategies

for

approval

of

transactions

(principally

retail);

setting

risk

appetite;

monitoring
risk

against

limits

and

other

parameters;

maintaining

robust

processes,

data

gathering,

quality,

storage

and

reporting

methods

for

effective

credit
risk

management;

performing

effective

turnaround

and

workout

scenarios

for

wholesale

portfolios

via

dedicated

restructuring

and

recoveries
teams;

maintaining

robust

collections

and

recovery

processes/units

for

retail

portfolios;

and

review

and

validation

of

credit

risk

measurement
models.

The

credit

risk

management

teams

in

the

Barclays

Bank

Group

are

accountable

to

the

Barclays

Bank

PLC

CRO,

who

reports

to

the
Barclays

Group

CRO.
For

wholesale

portfolios,

credit

risk

managers

are

organised

in

sanctioning

teams

by

geography,

industry

and/or

product.

In

wholesale

portfolios,
credit

risk

approval

is

undertaken

by

experienced

credit

risk

professionals

operating

within

a

clearly

defined

delegated

authority

framework,

with
only

the

most

senior

credit

officers

assigned

the

higher

levels

of

delegated

authority.

The

largest

credit

exposures,

which

are

outside

the

Risk
Sanctioning

Unit

or

Risk

Distribution

Committee

authority,

require

the

support

of

the

Barclays

Bank

PLC

Senior

Credit

Officers.

For

exposures

in
excess

of

the

Barclays

Bank

PLC

Senior

Credit

Officers’

authority,

approval

by

the

Barclays

Group

Senior

Credit

Officer/Barclays

PLC

Board
Risk

Committee

is

also

required.

The

Barclays

Group

Credit

Risk

Committee,

attended

by

the

Barclays

Bank

PLC

Senior

Credit

Officers,
provides

a

formal

mechanism

for

the

Barclays

Group

Senior

Credit

Officer

to

exercise

the

highest

level

of

credit

authority

over

the

most

material
Barclays

Group

single

name

exposures.
Credit

risk

mitigation

The

Barclays

Bank

Group

employs

a

range

of

techniques

and

strategies

to

actively

mitigate

credit

risks.

These

can

broadly

be

divided

into

three
types:
◾

netting

and

set-off
◾

collateral
◾

risk

transfer.
Netting

and

set-off
Credit

risk

exposures

can

be

reduced

by

applying

netting

and

set-off.

For

derivative

transactions,

the

Barclays

Bank

Group’s

normal

practice

is
to

enter

into

standard

master

agreements

with

counterparties

(e.g.

ISDAs).

These

master

agreements

typically

allow

for

netting

of

credit

risk
exposure

to

a

counterparty

resulting

from

derivative

transactions

against

the

obligations

to

the

counterparty

in

the

event

of

default,

and

so
produce

a

lower

net

credit

exposure.

These

agreements

may

also

reduce

settlement

exposure

(e.g.

for

foreign

exchange

transactions)

by
allowing

payments

on

the

same

day

in

the

same

currency

to

be

set-off

against

one

another.
Collateral
The

Barclays

Bank

Group

has

the

ability

to

call

on

collateral

in

the

event

of

default

of

the

counterparty,

comprising:
◾
home

loans:

a

fixed

charge

over

residential

property

in

the

form

of

houses,

flats

and

other

dwellings.
◾
wholesale

lending:

a

fixed

charge

over

commercial

property

and

other

physical

assets,

in

various

forms.
◾
other

retail

lending:

includes

charges

over

motor

vehicles

and

other

physical

assets;

second

lien

charges

over

residential

property

and
finance

lease

receivables.
◾ derivatives:

the

Barclays

Bank

Group

also

often

seeks

to

enter

into

a

margin

agreement

(e.g.

Credit

Support

Annex)

with

counterparties

with
which

the

Barclays

Bank

Group

has

master

netting

agreements

in

place.

These

annexes

to

master

agreements

provide

a

mechanism

for
further

reducing

credit

risk,

whereby

collateral

(margin)

is

posted

on

a

regular

basis

(typically

daily)

to

collateralise

the

mark

to

market
exposure

of

a

derivative

portfolio

measured

on

a

net

basis.
◾
reverse

repurchase

agreements:

collateral

typically

comprises

highly

liquid

securities

which

have

been

legally

transferred

to

the

Barclays
Bank

Group

subject

to

an

agreement

to

return

them

for

a

fixed

price.
◾
financial

guarantees

and

similar

off-balance

sheet

commitments:

cash

collateral

may

be

held

against

these

arrangements.
Risk

transfer
A

range

of

instruments

including

guarantees,

credit

insurance,

credit

derivatives

and

securitisation

can

be

used

to

transfer

credit

risk

from

one
counterparty

to

another.

These

mitigate

credit

risk

in

two

main

ways:
◾

if

the

risk

is

transferred

to

a

counterparty

which

is

more

creditworthy

than

the

original

counterparty,

then

overall

credit

risk

is

reduced.

Risk

review
Principal

risk

management
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

41
◾

where

recourse

to

the

first

counterparty

remains,

both

counterparties

must

default

before

a

loss

materialises.

This

is

less

likely

than

the

default
of

either

counterparty

individually

so

credit

risk

is

reduced.
Market

risk

management

(audited)
The

risk

of

loss

arising

from

potential

adverse

changes

in

the

value

of

the

Barclays

Bank

Group’s

assets

and

liabilities

from

fluctuation

in

market
variables

including,

but

not

limited

to,

interest

rates,

foreign

exchange,

equity

prices,

commodity

prices,

credit

spreads,

implied

volatilities

and
asset

correlations.
Overview
Market

risk

arises

primarily

as

a

result

of

client

facilitation

in

wholesale

markets,

involving

market

making

activities,

risk

management

solutions
and

execution

of

syndications.

Upon

execution

of

a

trade

with

a

client,

the

Barclays

Bank

Group

will

look

to

hedge

against

the

risk

of

the

trade
moving

in

an

adverse

direction.

Mismatches

between

client

transactions

and

hedges

result

in

market

risk

due

to

changes

in

asset

prices,
volatility

or

correlations.
Organisation,

roles

and

responsibilities
Market

risk

in

the

businesses

resides

primarily

in

CIB

and

Treasury.

These

businesses

have

the

mandate

to

assume

market

risk.

The

front
office

and

Treasury

trading

desks

are

responsible

for

managing

market

risk

on

a

day-to-day

basis,

where

they

are

required

to

understand

and
adhere

to

all

limits

applicable

to

their

businesses.

The

Market

Risk

team

support

the

trading

desks

with

the

day-to-day

limit

management

of
market

risk

exposures

through

governance

processes

which

are

outlined

in

supporting

market

risk

policies

and

standards.
Market

risk

oversight

and

challenge

is

provided

by

business

committees

and

Barclays

Group

committees,

including

the

Market

Risk

Committee
(MRC).
The

objectives

of

market

risk

management

are

to:
◾

Identify,

understand

and

control

market

risk

by

robust

measurement,

limit

setting,

reporting

and

oversight
◾

facilitate

business

growth

within

a

controlled

and

transparent

risk

management

framework
◾

control

market

risk

in

the

businesses

according

to

the

allocated

appetite.
To

meet

the

above

objectives,

a

governance

structure

is

in

place

to

manage

these

risks

consistent

with

the

ERMF.
The

Barclays

Bank

PLC

Board

Risk

Committee

recommends

market

risk

appetite

to

the

Barclays

Bank

PLC

Board

for

their

approval,

within

the
parameters

set

by

the

Barclays

PLC

Board.
The

Market

Risk

Committee

(MRC)

reviews

and

makes

recommendations

concerning

the

Barclays

Group-wide

market

risk

profile.

This

includes
overseeing

the

operation

of

the

Market

Risk

Framework

and

associated

standards

and

policies;

reviewing

market

or

regulatory

issues

and

limits
and

utilisation.

The

committee

is

chaired

by

the

Market

Risk

Principal

Risk

Lead

and

attendees

include

the

business

heads

of

market

risk

and
business

aligned

market

risk

managers.
In

addition

to

MRC,

the

Corporate

and

Investment

Bank

Risk

Committee

(CIBRC)

is

the

main

forum

in

which

market

risk

exposures

are
discussed

and

reviewed

with

senior

business

heads.

The

Committee

is

chaired

by

the

CRO

of

Barclays

International

and

meets

weekly,
covering

current

market

events,

notable

market

risk

exposures,

and

key

risk

topics.

New

business

initiatives

are

generally

socialised

at

CIBRC
before

any

changes

to

risk

appetite

or

associated

limits

are

considered

in

other

governance

committees.
Management

value

at

risk

(VaR)
VaR

is

an

estimate

of

the

potential

loss

arising

from

unfavourable

market

movements

if

the

current

positions

were

to

be

held

unchanged

for

one
business

day.

For

internal

market

risk

management

purposes,

a

historical

simulation

methodology

with

a

two-year

equally

weighted

historical
period,

at

the

95%

confidence

level

is

used

for

all

trading

books

and

some

banking

books.

In

some

instances,

historical

data

is

not

available

for

particular

market

risk

factors

for

the

entire

look-back

period,

for

example,

complete
historical

data

would

not

be

available

for

an

equity

security

following

an

initial

public

offering.

In

these

cases,

market

risk

managers

will

proxy

the
unavailable

market

risk

factor

data

with

available

data

for

a

related

market

risk

factor.

Limits

are

applied

at

the

total

level

as

well

as

by

risk

factor

type,

which

are

then

cascaded

down

to

particular

trading

desks

and

businesses

by
the

market

risk

management

function.
See

page

76

for

a

review

of

management

VaR

in

2020.
Treasury

and

capital

risk

management
This

comprises:
Liquidity

risk:
The

risk

that

Barclays

Bank

PLC

is

unable

to

meet

its

contractual

or

contingent

obligations

or

that

it

does

not

have

the
appropriate

amount,

tenor

and

composition

of

funding

and

liquidity

to

support

its

assets.
Capital

risk:
The

risk

that

Barclays

Bank

Group

has

an

insufficient

level

or

composition

of

capital

to

support

its

normal

business

activities

and

to
meet

its

regulatory

capital

requirements

under

normal

operating

environments

or

stressed

conditions

(both

actual

and

as

defined

for

internal
planning

or

regulatory

testing

purposes).

This

also

includes

the

risk

from

Barclays

Bank

Group’s

pension

plans.
Interest

rate

risk

in

the

banking

book:
The

risk

that

Barclays

Bank

Group

is

exposed

to

capital

or

income

volatility

because

of

a

mismatch
between

the

interest

rate

exposures

of

its

(non-traded)

assets

and

liabilities.
The

Barclays

Bank

Group

Treasury

manages

treasury

and

capital

risk

exposure

on

a

day-to-day

basis

with

the

Barclays

Group

Treasury
Committee

acting

as

the

principal

management

body.

The

Barclays

Group

Treasury

and

Capital

Risk

function

is

responsible

for

oversight

and
provide

insight

into

key

capital,

liquidity,

interest

rate

risk

in

the

banking

book

(IRRBB)

and

pension

risk

management

activities.

Risk

review
Principal

risk

management
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

42
Liquidity

risk

management

(audited)
Overview
The

efficient

management

of

liquidity

is

essential

to

Barclays

Bank

PLC

in

order

to

retain

the

confidence

of

the

financial

markets

and

maintain
the

sustainability

of

the

business.

The

liquidity

risk

control

framework

is

used

to

manage

all

liquidity

risk

exposures

under

both

BAU

and
stressed

conditions.

The

framework

is

designed

to

maintain

liquidity

resources

that

are

sufficient

in

amount,

quality

and

funding

tenor

profile

to
support

the

liquidity

risk

appetite

as

expressed

by

the

Barclays

Bank

PLC

Board.

The

liquidity

risk

appetite

is

monitored

against

both

internal
and

regulatory

liquidity

metrics.
Organisation,

roles

and

responsibilities
Treasury

has

the

primary

responsibility

for

managing

liquidity

risk

within

the

set

risk

appetite.

Both

Risk

and

Treasury

contribute

to

the
production

of

the

Internal

Liquidity

Adequacy

Assessment

Process

(ILAAP).
The

Treasury

and

Capital

Risk

function

is

responsible

for

the
management

and

governance

of

the

liquidity

risk

mandate,

as

defined

by

the

Barclays

Bank

PLC

Board.
The

liquidity

risk

control

framework

is

designed

to

deliver

the

appropriate

term

and

structure

of

funding,

consistent

with

the

liquidity

risk

appetite
set

by

the

Barclays

Bank

PLC

Board.

The

control

framework

incorporates

a

range

of

ongoing

business

management

tools

to

monitor,

limit

and

stress

test

the

Barclays

Bank

PLC
balance

sheet

and

contingent

liabilities.

Limit

setting

and

transfer

pricing

are

tools

that

are

designed

to

control

the

level

of

liquidity

risk

taken

and
drive

the

appropriate

mix

of

funds.

In

addition,

Barclays

maintains

a

Group

recovery

plan

which

includes

application

to

Barclays

Bank

PLC.
Together,

these

tools

reduce

the

likelihood

that

a

liquidity

stress

event

could

lead

to

an

inability

to

meet

Barclays

Bank

PLC

obligations

as

they
fall

due.
The

Barclays

Bank

PLC

Board

approves

the

Barclays

Bank

PLC

funding

plan,

internal

stress

tests

and

of

regulatory

stress

tests

results,
recovery

plan

and

Liquidity

Risk

Appetite.

Barclays

Bank

PLC’s

Asset

and

Liability

Committee

(‘ALCO’)

is

responsible

for

monitoring

and
managing

liquidity

risk

in

line

with

Barclays

Bank

PLC’s

funding

management

objectives,

funding

plan

and

risk

appetite.

.

The

Barclays

Group
Treasury

and

Capital

Risk

Committee

monitors

and

reviews

the

liquidity

risk

profile

and

control

environment,

providing

second

line

oversight

of
the

management

of

liquidity

risk.

The

Barclays

Bank

PLC

Board

Risk

Committee

reviews

the

risk

profile,

and

annually

reviews

risk

appetite

and
the

impact

of

stress

scenarios

on

Barclays

Bank

PLC’s

funding

plan/forecast

in

order

to

agree

Barclays

Bank

PLC’s

projected

funding

abilities.
Capital

risk

management

(audited)
Overview
Capital

risk

is

managed

through

ongoing

monitoring

and

management

of

the

capital

position,

regular

stress

testing

and

a

robust

capital
governance

framework.

The

objectives

of

the

framework

are

to

maintain

adequate

capital

for

the

Barclays

Bank

Group

and

its

legal

entities

to
withstand

the

impact

of

the

risks

that

may

arise

under

normal

and

stressed

conditions,

and

maintain

adequate

capital

to

cover

current

and
forecast

business

needs

and

associated

risks

to

provide

a

viable

and

sustainable

business

offering.
Organisation,

roles

and

responsibilities
Treasury

has

the

primary

responsibility

for

managing

and

monitoring

capital.

The

Barclays

Bank

Group

Treasury

and

Capital

Risk

function
provides

oversight

of

capital

risk

and

is

an

independent

risk

function

that

reports

to

the

Barclays

Bank

Group

CRO.

Production

of

the

Barclays
Bank

PLC

Internal

Capital

Adequacy

Assessment

Process

(ICAAP)

is

the

responsibility

of

Treasury.
Capital

risk

management

is

underpinned

by

a

control

framework

and

policy.

The

capital

management

strategy,

outlined

in

the

relevant

legal
entity

capital

plans,

is

developed

in

alignment

with

the

control

framework

and

policy

for

capital

risk,

and

is

implemented

consistently

in

order

to
deliver

on

the

Barclays

Bank

Group’s

objectives,

which

are

aligned

to

those

of

the

Barclays

Group.
The

Barclays

Bank

PLC

Board

approves

the

Barclays

Bank

PLC

capital

plan,

internal

stress

tests

and

results

of

regulatory

stress

tests

and
those

of

the

relevant

Barclays

Bank

Group

entities.

The

Barclays

PLC

Board

also

approves

the

Barclays

Group

recovery

plan

which

takes

into
account

management

actions

identified

at

the

Barclays

Bank

Group

level.

The

Barclays

Bank

PLC

Treasury

Committee

together

with

the
Barclays

Group

Treasury

Committee

are

responsible

for

monitoring

and

managing

capital

risk

in

line

with

Barclays

Bank

Group’s

capital
management

objectives,

capital

plan

and

risk

frameworks.

The

BRC

monitors

and

reviews

the

capital

risk

profile

and

control

environment,
providing

second

line

oversight

of

the

management

of

capital

risk.
For

the

relevant

Barclays

Bank

Group

subsidiaries,

local

management

assures

compliance

with

an

entity’s

minimum

regulatory

capital
requirements

by

reporting

to

local

Asset

and

Liability

Committees

(or

equivalents)

with

oversight

by

the

Barclays

Bank

PLC

Treasury

Committee
and

the

Barclays

Group

Treasury

Committee,

as

required.

In

2020,

Barclays

complied

with

all

regulatory

minimum

capital

requirements.
Pension

risk

The

Barclays

Bank

Group

maintains

a

number

of

defined

benefit

pension

schemes

for

past

and

current

employees.

The

ability

of

schemes

to
meet

pension

payments

is

achieved

with

investments

and

contributions.

Pension

risk

arises

because

the

market

value

of

pension

fund

assets

might

decline;

investment

returns

might

reduce;

or

the

estimated

value

of
pension

liabilities

might

increase.

The

Barclays

Bank

Group

monitors

the

pension

risks

arising

from

its

defined

benefit

pension

schemes

and
works

with

Trustees

to

address

shortfalls.

In

these

circumstances

the

Barclays

Bank

Group

could

be

required

or

might

choose

to

make

extra
contributions

to

the

pension

fund.

The

Barclays

Bank

Group’s

main

defined

benefit

scheme

was

closed

to

new

entrants

in

2012.
Interest

rate

risk

in

the

banking

book

management

(IRRBB)
Overview
Interest

rate

risk

in

the

banking

book

is

driven

by

customer

deposit

taking

and

lending

activities,

investments

in

the

liquid

asset

portfolio

and
funding

activities.

As

per

the

Barclays

Bank

Group’s

policy

to

remain

within

the

defined

risk

appetite,

hedging

strategies

are

executed

to

mitigate
the

risks.

However,

the

Barclays

Bank

Group

remains

susceptible

to

interest

rate

risk

and

other

non-traded

market

risks

from

key

sources:
◾
Interest

rate

and

repricing

risk:

the

risk

that

net

interest

income

could

be

adversely

impacted

by

a

change

in

interest

rates,

differences

in

the
timing

of

interest

rate

changes

between

assets

and

liabilities,

and

other

constraints

on

interest

rate

changes

as

per

product

terms

and
conditions.

Risk

review
Principal

risk

management
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

43
◾
Customer

behavioural

risk:
the

risk

that

net

interest

income

could

be

adversely

impacted

by

the

discretion

that

customers

and
counterparties

may

have

in

respect

of

being

able

to

vary

their

contractual

obligations

with

the

Barclays

Bank

Group.

This

risk

is

often

referred
to

by

industry

regulators

as

‘embedded

option

risk’.
◾
Investment

risks

in

the

liquid

asset

portfolio:
the

risk

that

the

fair

value

of

assets

held

in

the

liquid

asset

portfolio

and

associated

risk
management

portfolios

could

be

adversely

impacted

by

market

volatility,

creating

volatility

in

capital

directly.
Organisation,

roles

and

responsibilities
The

Barclays

Bank

PLC

Treasury

Committee,

together

with

the

Barclays

Group

Treasury

Committee,

are

responsible

for

monitoring

and
managing

IRRBB

risk

in

line

with

Barclays

Bank’s

management

objectives

and

risk

frameworks.

The

BRC

and

Treasury

and

Capital

Risk
Committee

monitors

and

reviews

the

IRRBB

risk

profile

and

control

environment,

providing

second

line

oversight

of

the

management

of

IRRBB.
The

BRC

reviews

the

interest

rate

risk

profile,

including

annual

review

of

the

risk

appetite

and

the

impact

of

stress

scenarios

on

the

interest

rate
risk

of

the

Barclays

Bank

PLC’s

banking

books.
In

addition,

the

Barclays

Bank

Group’s

IRRBB

policy

sets

out

the

processes

and

key

controls

required

to

identify

all

IRRBB

risks

arising

from
banking

book

operations,

to

monitor

the

risk

exposures

via

a

set

of

metrics

with

a

frequency

in

line

with

the

risk

management

horizon,

and

to
manage

these

risks

within

agreed

risk

appetite

and

limits.
Operational

risk

management
The

risk

of

loss

to

Barclays

Bank

Group

from

inadequate

or

failed

processes

or

systems,

human

factors

or

due

to

external

events

(for

example
fraud)

where

the

root

cause

is

not

due

to

credit

or

market

risks.
Overview
The

management

of

operational

risk

has

three

key

objectives:
◾

deliver

an

operational

risk

capability

owned

and

used

by

business

leaders

to

enable

sound

risk

decisions

over

the

long

term;
◾

provide

the

frameworks,

policies

and

standards

to

enable

management

to

meet

their

risk

management

responsibilities

while

the

second

line

of
defence

provides

robust,

independent,

and

effective

oversight

and

challenge;

and
◾

deliver

a

consistent

and

aggregated

measurement

of

operational

risk

that

will

provide

clear

and

relevant

insights,

so

that

the

right
management

actions

can

be

taken

to

keep

the

operational

risk

profile

consistent

with

the

Barclays

Bank

Group’s

strategy,

the

stated

risk
appetite

and

stakeholder

needs.
The

Barclays

Bank

Group

operates

within

a

system

of

internal

controls

that

enables

business

to

be

transacted

and

risk

taken

without

exposing

it
to

unacceptable

potential

losses

or

reputational

damages.
Organisation,

roles

and

responsibilities
The

prime

responsibility

for

the

management

of

operational

risk

and

the

compliance

with

control

requirements

rests

within

the

business

and
functional

units

where

the

risk

arises.

The

operational

risk

profile

and

control

environment

is

reviewed

by

management

through

business

risk
committees

and

control

committees.

Operational

risk

issues

escalated

from

these

meetings

are

considered

through

the

second

line

of

defence
review

meetings.

Depending

on

their

nature,

the

outputs

of

these

meetings

are

presented

to

the

Operational

Risk

Profile

Forum,
the

Operational
Risk

Committee,

the

Barclays

Bank

Risk

Forum,

the

Barclays

Bank

PLC

Board

Risk

Committee

or

the

Barclays

Bank

PLC

Board

Audit
Committee.

In

addition,

specific

reports

are

prepared

by

Operational

Risk

on

a

regular

basis

for

the

Barclays

Bank

Risk

Forum,

GRC

and

the
Barclays

Bank

PLC

Board

Risk

Committee.

Businesses

and

functions

are

required

to

report

their

operational

risks

on

both

a

regular

and

an

event-driven

basis.

The

reports

include

a

profile
of

the

material

risks

that

may

threaten

the

achievement

of

their

objectives

and

the

effectiveness

of

key

controls,

operational

risk

events

and

a
review

of

scenarios.
The

Barclays

Group

Head

of

Operational

Risk

is

responsible

for

establishing,

owning

and

maintaining

an

appropriate

Barclays

Group-wide
Operational

Risk

Management

Framework,

meanwhile

the

Barclays

Bank

PLC

Head

of

Operational

Risk

is

responsible

for

overseeing

the
portfolio

of

operational

risk

across

all

businesses.
The

Operational

Risk

function

acts

in

a

second

line

of

defence

capacity,

and

is

responsible

for

defining

and

overseeing

the

implementation

of
the

framework

and

monitoring

Barclays

Bank

Group’s

operational

risk

profile.

The

Operational

Risk

function

alerts

management

when

risk

levels
exceed

acceptable

tolerance

in

order

to

drive

timely

decision

making

and

actions

by

the

first

line

of

defence.

Operational

risk

categories
Operational

risks

are

grouped

into

risk

categories

to

support

effective

risk

management,

measurement

and

reporting.

These

comprise:

Data
Management

Risk;

Financial

Reporting

Risk;

Fraud

Risk;

Information

Security

Risk;

Operational

Resilience

Planning

Risk;

Payments

Process
Risk;

People

Risk;

Premises

Risk;

Physical

Security

Risk;

Strategic

Investment

Change

Management

Risk;

Supplier

Risk;

Tax

Risk;

Technology
Risk;

and

Transaction

Operations

Risk.
In

addition

to

the

above,

operational

risk

encompasses

risks

associated

with

prudential

regulation.

This

includes

the

risk

of

failing

to:

adhere

to
prudential

regulatory

requirements,

provide

regulatory

submissions;

or

monit

or

and

manage

adherence

to

new

prudential

regulatory
requirements.
Risk

themes
The

Barclays

Bank

Group

also

recognises

that

there

are

certain

threats/risk

drivers

that

are

more

thematic

and

have

the

potential

to

impact

the
Barclays

Bank

Group’s

strategic

objectives.

These

are

risk

themes

which

require

an

overarching

and

integrated

risk

management

approach.
The

Barclays

Bank

Group’s

risk

themes

include

Cyber,

Data

and

Resilience.
For

definitions

of

the

Barclays

Bank

Group’s

operational

risk

categories

and

enterprise

risk

themes,

refer

to

pages

202

to

203

of

the

Barclays
PLC

Pillar

3

Report

2020.

Risk

review
Principal

risk

management
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

44
Model

risk

management
The

risk

of

the

potential

adverse

consequences

from

financial

assessments

or

decisions

based

on

incorrect

or

misused

model

outputs

and
reports.
Overview
The

Barclays

Bank

Group

uses

models

to

support

a

broad

range

of

activities,

including

informing

business

decisions

and

strategies,

measuring
and

limiting

risk,

valuing

exposures,

conducting

stress

testing,

assessing

capital

adequacy,

managing

client

assets,

and

meeting

reporting
requirements.

Since

models

are

imperfect

and

incomplete

representations

of

reality,

they

may

be

subject

to

errors

affecting

the

accuracy

of

their

output.

Model
errors

and

misuse

are

the

primary

sources

of

model

risk.
Organisation,

roles

and

responsibilities
The

Barclays

Group

has

a

dedicated

Model

Risk

Management

(MRM)

function

that

consists

of

four

teams:

(i)

Independent

Validation

Unit

(IVU),
responsible

for

model

validation

and

approval;

(ii)

Model

Governance

and

Controls

(MGC),

responsible

for

regulatory,

audit,

policy,

standards,
conformance

and

controls;

(iii)

Strategy

and

Transformation

responsible

for

inventory,

strategy,

communications

and

business

management

and
(iv)

Model

Risk

Measurement

and

Quantification

(MRMQ),

responsible

for

the

design

of

the

framework

and

methodology

to

accurately

measure
and

quantify

model

risk.
The

model

risk

management

framework

consists

of

the

model

risk

policy

and

standards.

The

policy

prescribes

the

Barclays

Group-wide,

end-to-
end

requirements

for

the

identification,

measurement

and

management

of

model

risk,

covering

model

documentation,

development,
implementation,

monitoring,

annual

review,

independent

validation

and

approval,

change

and

reporting

processes.

The

policy

is

supported

by
global

standards

covering

model

inventory,

documentation,

validation,

complexity

and

materiality,

testing

and

monitoring,

overlays,

risk

appetite,
as

well

as

vendor

models

and

stress

testing

challenger

models.
The

function

reports

to

the

Barclays

Group

CRO

and

operates

a

global

framework.

Implementation

of

best

practice

standards

is

a

central
objective

of

the

Barclays

Group.
The

key

model

risk

management

activities

include:

◾

Correctly

identifying

models

across

all

relevant

areas

of

the

Barclays

Bank

Group,

and

recording

models

in

the

Barclays

Group

Models
Database

(GMD),

the

Barclays

Group-wide

model

inventory.
◾

Enforcing

that

every

model

has

a

model

owner

who

is

accountable

for

the

model.

The

model

owner

must

sign

off

models

prior

to

submission

to
IVU

for

validation

and

maintain

that

the

model

presented

to

IVU

is

and

remains

fit

for

purpose.
◾

Overseeing

that

every

model

is

subject

to

validation

and

approval

by

IVU,

prior

to

being

implemented

and

on

a

continual

basis.
◾

Defining

model

risk

appetite

in

terms

of

risk

tolerance,

and

qualitative

metrics

which

are

used

to

track

and

report

model

risk.
Conduct

risk

management
The

risk

of

detriment

to

customers,

clients,

market

integrity,

effective

competition

or

Barclays

from

the

inappropriate

supply

of

financial

services,
including

instances

of

wilful

or

negligent

misconduct.
Overview
The

Barclays

Bank

Group

defines,

manages

and

mitigates

conduct

risk

with

the

objective

of

providing

good

customer

and

client

outcomes,
protecting

market

integrity

and

promoting

effective

competition.

Conduct

risk

incorporates

risks

associated

with

the

maintenance

of

market

integrity,

customer

protection,

and

product

and

services

lifecycle
governance

and

the

prevention

of

financial

crime.

Organisation,

roles

and

responsibilities
The

Conduct

Risk

Management

Framework

(CRMF)

outlines

how

the

Barclays

Bank

Group

manages

and

measures

its

Conduct

Risk

Profile.

The
Barclays

Group

Chief

Compliance

Officer

is

accountable

for

developing,

maintaining

and

overseeing

a

group-wide

CRMF.

The

Barclays

Bank
Group

Chief

Compliance

Officer

is

responsible

for

providing

effective

oversight,

management

and

escalation

of

conduct

risk

in

line

with

the

CRMF.
This

includes

overseeing

the

development

and

maintenance

of

the

relevant

conduct

risk

policies

and

standards

and

monitoring

and

reporting

on

the
consistent

application

and

effectiveness

of

the

implementation

of

controls

to

manage

conduct

risk.

It

is

the

responsibility

of

the

first

line

of

defence

to
establish

controls

to

manage

its

performance

and

assess

conformance

to

these

policies

and

controls.

Senior

managers

are

accountable

within

their

areas

of

responsibility

for

owning

and

managing

conduct

risk

in

accordance

with

the

CRMF,

as
defined

within

their

regulatory

Statement

of

Responsibilities.

Compliance

as

an

independent

second

line

function

is

designed

to

help

prevent,

detect

and

manage

breaches

of

applicable

laws,

rules,

regulations
and

procedures

and

has

a

key

role

in

helping

Barclays

Bank

Group

achieve

the

right

conduct

outcomes

and

evolve

a

conduct-focused

culture.

The

governance

of

conduct

risk

within

the

Barclays

Bank

Group

is

fulfilled

through

management

committees

and

forums

operated

by

the

first

and
second

lines

of

defence

with

clear

escalation

and

reporting

lines

to

the

Board.

The

Barclays

Group

and

Barclays

Bank

Group

Risk

Committee

is

the
primary

second

line

governance

committees

for

the

oversight

of

the

Conduct

Risk

Profile.

The

risk

committee’s

responsibilities

include

the
identification

and

discussion

of

any

emerging

conduct

risks

exposures

in

the

Barclays

Group

and

Barclays

Bank

Group.
Reputation

risk

management
The

risk

that

an

action,

transaction,

investment,

event,

decision,

or

business

relationship

will

reduce

trust

in

Barclays

Bank

Group’s

integrity
and/or

competence.
Overview
A

reduction

of

trust

in

the

Barclays

Bank

Group’s

integrity

and

competence

may

reduce

the

attractiveness

of

Barclays

Bank

Group

to

customers
and

clients

and

other

stakeholders

and

could

lead

to

negative

publicity,

loss

of

revenue,

regulatory

or

legislative

action,

loss

of

existing

and

Risk

review
Principal

risk

management
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

45
potential

client

business,

reduce

workforce

morale

and

difficulties

in

recruiting

talent.

Ultimately

it

may

destroy

shareholder

value.
Organisation,

roles

and

responsibilities
The

governance

of

reputation

risk

within

the

Barclays

Bank

Group

is

fulfilled

through

management

committees

and

forums

operated

by

the

First

and
Second

Lines

of

Defence,

with

clear

escalation

and

reporting

lines

to

the

relevant

Barclays

Bank

Group

Board

committees.

The

Barclays

Bank

Group

Risk

Committee

is

the

most

senior

executive

body

responsible

for

reviewing

and

monitoring

the

effectiveness

of

the
Barclays

Bank

Group

management

of

reputation

risk.
The

Reputation

Risk

Management

Framework

(RRMF)

comprises

a

number

of

elements

that

allow

the

Barclays

Bank

Group

to

manage

and
measure

its

reputation

risk

profile.

The

RRMF

sets

out

what

is

required

to

manage

reputation

risk

across

the

Barclays

Bank

Group.
The

Barclays

Bank

PLC

Chief

Compliance

Officer

is

responsible

for

assessing

the

appropriateness

of

the

relevant

reputation

risk

policy

and
standards

and

oversight

of

the

implementation

of

controls

to

manage

the

risk.

The

Barclays

Bank

Group

is

required

to

prepare

reports

for

the
Barclays

Bank

Group

Risk

Committee

highlighting

the

most

significant

current

and

potential

reputation

risks

and

issues

and

how

they

are

being
managed.
Legal

risk

management
The

risk

of

loss

or

imposition

of

penalties,

damages

or

fines

from

the

failure

of

Barclays

Bank

Group

to

meet

its

legal

obligations

including
regulatory

or

contractual

requirements.
Overview

The

Barclays

Bank

Group

has

no

tolerance

for

wilful

breaches

of

laws,

regulations

or

other

legal

obligations.

However,

the

multitude

of

laws
and

regulations

across

the

globe

are

highly

dynamic

and

their

application

to

particular

circumstances

is

often

unclear.

This

results

in

a

high
level

of

inherent

legal

risk

which

Barclays

Bank

Group

seeks

to

mitigate

through

the

operation

of

a

Group-wide

legal

risk

management
framework,

including

the

implementation

of

Group-wide

legal

risk

policies

requiring

the

engagement

of

legal

professionals

in

situations

that
have

the

potential

for

legal

risk.

Notwithstanding

these

mitigating

actions,

Barclays

Bank

Group

operates

with

a

level

of

residual

legal

risk,

for
which

the

Barclays

Bank

Group

has

limited

tolerance.
Organisation,

roles

and

responsibilities
The

Barclays

Bank

Group’s

businesses

and

functions

have

primary

responsibility

for

identifying

and

escalating

legal

risk

in

their

area

as

well

as
responsibility

for

adherence

to

minimum

control

requirements.
The

Legal

Function

organisation

and

coverage

model

aligns

legal

expertise

to

businesses,

functions,

products,

activities

and

geographic
locations

so

that

the

Barclays

Bank

Group

receives

support

from

appropriate

legal

professionals,

working

in

partnership

to

manage

legal

risk.
The

senior

management

of

the

Legal

Function

oversees,

challenges

and

monitors

the

legal

risk

profile

and

effectiveness

of

the

legal

risk
control

environment

across

the

Barclays

Group.

The

Legal

Function

does

not

sit

in

any

of

the

Three

Lines

of

Defence

but

supports

them

all.
The

Barclays

Group

General

Counsel

is

responsible

for

maintaining

a

Barclays

Group-wide

legal

risk

management

framework.

This

includes
defining

the

relevant

legal

risk

policies

and

oversight

of

the

implementation

of

controls

to

manage

and

escalate

legal

risk.

The

legal

risk

profile

and

control

environment

is

reviewed

by

management

through

business

risk

committees

and

control

committees.

The
Barclays

Bank

Group

Board

Risk

Committee

is

the

most

senior

body

responsible

for

reviewing

and

monitoring

the

effectiveness

of

risk
management

across

the

Barclays

Bank

Group.

Escalation

paths

from

this

committee

exist

to

the

Barclays

Group

Risk

Committee.

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

46
Summary

of

Contents

Page
Credit

risk

represents

a

significant

risk

to

the

Barclays
Bank

Group

and

mainly

arises

from

exposure

to
wholesale

and

retail

loans

and

advances

together

with
the

counterparty

credit

risk

arising

from

derivative
contracts

entered

into

with

clients.
◾

Credit

risk

overview

and

summary

of

performance
◾

Maximum

exposure

and

effects

of

netting,

collateral

and

risk

transfer
47
48
This

section

outlines

the

expected

credit

loss
allowances,

the

movements

in

allowances

during

the
period,

material

management

adjustments

to

model
output

and

measurement

uncertainty

and

sensitivity
analysis.
◾

Expected

credit

losses
-

Loans

and

advances

at

amortised

cost

by

product
-

Movement

in

gross

exposure

and

impairment

allowance

for

loans
and

advances

at

amortised

cost

including

provisions

for

loan
commitments

and

financial

guarantees
-

Stage

2

decomposition
-

Stage

3

decomposition

◾

Management

adjustments

to

models

for

impairment
◾

Measurement

uncertainty

and

sensitivity

analysis
51
51
52
56
56
56
57
The

Barclays

Bank

Group

reviews

and

monitors

risk
concentrations

in

a

variety

of

ways.

This

section
outlines

performance

against

key

concentration

risks.
◾

Analysis

of

the

concentration

of

credit

risk
-

Geographic

concentrations
-

Industry

concentrations
◾

Approach

to

management

and

representation

of

credit

quality
-

Asset

credit

quality
-

Debt

securities
-

Balance

sheet

credit

quality
-

Credit

exposures

by

internal

PD

grade
68
68
69
70
70
70
70
72
Credit

Risk

monitors

exposure

performance

across

a
range

of

significant

portfolios.
◾

Analysis

of

specific

portfolios

and

asset

types
-

Credit

cards,

unsecured

loans

and

other

retail

lending
75
75

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

47
All

disclosures

in

this

section

pages

47

to

75

are

unaudited

unless

otherwise

stated.
Overview
Credit

risk

represents

a

significant

risk

to

the

Barclays

Bank

Group

and

mainly

arises

from

exposure

to

wholesale

and

retail

loans

and

advances
together

with

the

counterparty

credit

risk

arising

from

derivative

contracts

entered

into

with

clients.
The

impact

of

the

COVID-19

pandemic

has

increased

the

level

of

judgement

that

management

has

been

required

to

exercise

over

the

course

of
2020.

Customer

and

client

default

rates

have

remained

relatively

stable

despite

the

impact

of

the

pandemic

and

volatile

macroeconomic
environment.

In

retail

cards,

credit

profiles

improved

or

were

stable

versus

pre-pandemic

levels

as

a

result

of

government

support

measures

and
customer

deleveraging.

In

wholesale,

furlough

and

liquidity

funding

schemes

are

supporting

businesses

through

the

pandemic,

with

limited
credit

deterioration.

This

lack

of

deterioration,

combined

in

some

cases

with

improving

economics,

is

leading

to

large

scale

credit

loss

stock
releases

on

a

modelled

basis

in

pockets

of

the

portfolio.

Given

this

backdrop,

management

has

applied

COVID-19

specific

adjustments

to
modelled

outputs

to

ensure

the

full

potential

impacts

of

stress

are

provided

for.

These

adjustments

address

the

temporary

nature

of

ongoing
government

support,

the

uncertainty

in

relation

to

the

timing

of

stress

and

the

degree

to

which

economic

consensus

has

yet

captured

the

range
of

economic

uncertainty,

particularly

in

the

UK.

Refer

to

the

Management

adjustment

to

models

for

impairment

section

on

pages

56

to

57

for
further

details.
Further

detail

can

be

found

in

the

financial

statements

section

in

Note

7

Credit

impairment

charges.

Descriptions

of

terminology

can

be

found

in
the

glossary,

available

at

home.barclays/annualreport.
Summary

of

performance

in

the

period
Credit

impairment

charges

increased

to

£3,377m

(2019:

£1,202m).

CIB

credit

impairment

charges

increased

to

£1,565m

(2019:

£157m)

and
CC&P

credit

impairment

charges

increased

to

£1,720m

(2019:

£1,016m)

due

to

the

deterioration

in

economic

outlook

driven

by

the

COVID-19
pandemic.

The

current

year

charge

is

broadly

driven

by

non-default

provision

for

potential

future

customer

and

client

stress

of

£711m

in

CIB

and
£752m

in

CC&P,

and

£800m

of

single

name

wholesale

charges.

As

at

31

December

2020,

30

and

90

days

arrears

rates

in

US

cards

were

2.5%
(2019:

2.7%)

and

1.4%

(2019:

1.4%)

respectively.
Key

metrics
Increase

of

£1,887m

impairment

allowance

Impairment

allowances

on

loans

and

advances

at

amortised

cost,

including

off-balance

sheet

elements

of

the

allowance

in

Barclays

Bank

Group
increased

by

£1,887m

to

£5,835m

(2019:

£3,948m)

during

the

year.

This

is

driven

by

an

increase

in

Wholesale

Loans

of

£922m,

Credit

cards,
unsecured

loans

and

other

retail

lending

of

£362m

and

Home

Loans

£86m

and

an

increase

in

off-balance

sheet

provisions

of

£517m.

Please
refer

to

page

51

Expected

Credit

loss

section

for

further

details.
Please

see

risk

management

section

on

pages
39 to 41
for

details

of

governance,

policies

and

procedures.

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

48
Analysis

of

the

Balance

Sheet

Barclays

Bank

Group’s

maximum

exposure

and

effects

of

netting,

collateral

and

risk

transfer
The

following

tables

present

a

reconciliation

between

the

Barclays

Bank

Group’s

maximum

exposure

and

its

net

exposure

to

credit

risk,
reflecting

the

financial

effects

of

risk

mitigation

reducing

the

Barclays

Bank

Group’s

exposure.

For

financial

assets

recognised

on

the

balance

sheet,

maximum

exposure

to

credit

risk

represents

the

balance

sheet

carrying

value

after
allowance

for

impairment.

For

off-balance

sheet

guarantees,

the

maximum

exposure

is

the

maximum

amount

that

the

Barclays

Bank

Group
would

have

to

pay

if

the

guarantees

were

to

be

called

upon.

For

loan

and

other

credit

related

commitments,

the

maximum

exposure

is

the

full
amount

of

the

committed

facilities.
This

and

subsequent

analyses

of

credit

risk

exclude

other

financial

assets

not

subject

to

credit

risk,

mainly

equity

securities.
The

Barclays

Bank

Group

mitigates

the

credit

risk

to

which

it

is

exposed

through

netting

and

set-off,

collateral

and

risk

transfer.

Further

detail

on
these

forms

of

credit

enhancement

is

presented

on

page

40

of

the

credit

risk

management

section.
Overview
As

at

31

December

2020,

the

Barclays

Bank

Group’s

net

exposure

to

credit

risk,

after

taking

into

account

credit

risk

mitigation,

increased

9%

to
£719.6bn.

Overall,

the

extent

to

which

the

Barclays

Bank

Group

holds

mitigation

against

its

total

exposure

increased

to

43%

(2019:

40%).
Of

the

unmitigated

on

balance

sheet

exposure,

a

significant

portion

relates

to

cash

held

at

central

banks,

cash

collateral

and

settlement
balances,

and

debt

securities

issued

by

governments,

all

of

which

are

considered

to

be

lower

risk.

The

increase

in

the

Barclays

Bank

Group’s
net

exposure

to

credit

risk

has

been

driven

by

increases

in

cash

and

balances

at

central

banks,

cash

collateral

and

settlement

balances,

trading
portfolio

assets

and

derivative

financial

instruments.

Trading

portfolio

liability

positions,

which

to

a

significant

extent

economically

hedge

trading
portfolio

assets

but

which

are

not

held

specifically

for

risk

m

anagement

purposes,

are

excluded

from

the

analysis.

The

credit

quality

of
counterparties

to

derivatives,

financial

investments

and

wholesale

loan

assets

are

predominantly

investment

grade

and

there

are

no

significant
changes

from

prior

year.

Further

analysis

on

the

credit

quality

of

assets

is

presented

on

pages

70

to

75.
Collateral

obtained
Where

collateral

has

been

obtained

in

the

event

of

default,

the

Barclays

Bank

Group

does

not,

ordinarily,

use

such

assets

for

its

own

operations
and

they

are

usually

sold

on

a

timely

basis.

The

carrying

value

of

assets

held

by

the

Barclays

Bank

Group

as

at

31

December

2020,

as

a

result
of

the

enforcement

of

collateral,

was

£6m

(2019:

£6m).

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

49
Maximum

exposure

and

effect

of

netting,

collateral

and

risk

transfer

(audited)
Maximum
exposure
Netting

and
set-off
Cash
collateral
Non-cash
collateral
Risk
transfer
Net
exposure
Barclays

Bank

Group
As

at

31

December

2020
£m £m £m £m £m £m
On-balance

sheet:
Cash

and

balances

at

central

banks
155,902 - - - - 155,902
Cash

collateral

and

settlement

balances
97,616 - - - - 97,616
Loans

and

advances

at

amortised

cost:
Home

loans
11,193 - (283) (10,782) (85) 43
Credit

cards,

unsecured

loans

and

other

retail

lending
23,368 - (827) (3,459) (195) 18,887
Wholesale

loans
99,706 (6,988) (50) (24,328) (4,419) 63,921
Total

loans

and

advances

at

amortised

cost
134,267 (6,988) (1,160) (38,569) (4,699) 82,851

Of

which

credit-impaired

(Stage

3):

Home

loans
723 - (13) (708) - 2

Credit

cards,

unsecured

loans

and

other

retail

lending
600 - (10) (218) (2) 370

Wholesale

loans
1,327 - (4) (167) (85) 1,071

Total

credit-impaired

loans

and

advances

at

amortised

cost
2,650 - (27) (1,093) (87) 1,443
Reverse

repurchase

agreements

and

other

similar

secured

lending
8,981 - - (8,981) - -
Trading

portfolio

assets:
Debt

securities
56,196 - - (391) - 55,805
Traded

loans
8,348 - - (374) - 7,974
Total

trading

portfolio

assets
64,544 - - (765) - 63,779
Financial

assets

at

fair

value

through

the

income

statement:
Loans

and

advances
27,449 - (9) (21,819) - 5,621
Debt

securities
1,697 - - (292) - 1,405
Reverse

repurchase

agreements
138,558 - (685) (137,466) - 407
Other

financial

assets
315 - - - - 315
Total

financial

assets

at

fair

value

through

the

income

statement
168,019 - (694) (159,577) - 7,748
Derivative

financial

instruments
302,693 (233,088) (43,164) (4,656) (6,409) 15,376
Financial

assets

at

fair

value

through

other

comprehensive

income
51,901 - - (106) (1,065) 50,730
Other

assets
614 - - - - 614
Total

on-balance

sheet
984,537 (240,076) (45,018) (212,654) (12,173) 474,616
Off-balance

sheet:
Contingent

liabilities
20,932 - (1,095) (2,135) (282) 17,420
Loan

commitments
265,022 - (56) (35,970) (1,479) 227,517
Total

off-balance

sheet
285,954 - (1,151) (38,105) (1,761) 244,937
Total

1,270,491 (240,076) (46,169) (250,759) (13,934) 719,553
Off

-balance

sheet

exposures

are

shown

gross

of

provisions

of

£769m

(2019:

£252m).

See

Note

24

for

further

details.
In

addition

to

the

above,

Barclays

Bank

Group

holds

forward

starting

reverse

repos

amounting

to

£30.8bn

(2019:

£31.1bn).

The

balances

are
fully

collateralised.
Wholesale

loans

and

advances

at

amortised

cost

include

£1bn

of

CBILs

and

CLBILs

supported

by

UK

government

guarantees.
For

further

information

on

credit

risk

mitigation

techniques,

refer

to

page

40

within

the

credit

risk

management

section.

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

50
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
Corporate

loans
97,147 (7,636) (146) (25,915) (4,550) 58,900
Total

loans

and

advances

at

amortised

cost
141,636 (7,636) (1,134) (41,250) (4,875) 86,741

Of

which

credit-impaired

(Stage

3):

Home

loans
764 - (2) (749) (13) -

Credit

cards,

unsecured

loans

and

other

retail

lending
658 - (7) (271) (3) 377

Corporate

loans
780 - (9) (209) (19) 543

Total

credit-impaired

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

on-balance

sheet
804,633 (183,658) (35,749) (160,709) (11,223) 413,294
Off-balance

sheet:
Contingent

liabilities
23,777 - (400) (4,412) (159) 18,806
Loan

commitments
270,027 - (48) (42,420) (1,913) 225,646
Total

off-balance

sheet
293,804 - (448) (46,832) (2,072) 244,452
Total

1,098,437 (183,658) (36,197) (207,541) (13,295) 657,746

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

51
Expected

Credit

Losses
Loans

and

advances

at

amortised

cost

by

product
The

table

below

presents

a

breakdown

of

loans

and

advances

at

amortised

cost

and

the

impairment

allowance

with

stage

allocation

by

asset
classification.
Impairment

allowance

under

IFRS

9

considers

both

the

drawn

and

the

undrawn

counterparty

exposure.

For

retail

portfolios,

the

total

impairment
allowance

is

allocated

to

the

drawn

exposure

to

the

extent

that

the

allowance

does

not

exceed

the

exposure

as

ECL

is

not

reported

separately.
Any

excess

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.

For

wholesale

portfolios

the

impairment

allowance

on

the
undrawn

exposure

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.
Barclays

Bank

Group

(audited)
Stage

2

As

at

31

December

2020
Stage

1
Not

past

due
<=30

days
past

due

>30

days
past

due
Total
Stage

3
Total a
Gross

exposure
£m £m £m £m £m £m £m
Home

loans
9,627 761 53 87 901 1,099 11,627
Credit

cards,

unsecured

loans

and

other

retail

lending
18,923 4,987 393 191 5,571 1,853 26,347
Wholesale

loans
83,254 14,184 1,066 688 15,938 2,167 101,359
Total 111,804 19,932 1,512 966 22,410 5,119 139,333
Impairment

allowance
Home

loans
6 40 6 6 52 376 434
Credit

cards,

unsecured

loans

and

other

retail

lending
399 1,092 111 124 1,327 1,253 2,979
Wholesale

loans
280 475 49 9 533 840 1,653
Total 685 1,607 166 139 1,912 2,469 5,066
Net

exposure
Home

loans
9,621 721 47 81 849 723 11,193
Credit

cards,

unsecured

loans

and

other

retail

lending
18,524 3,895 282 67 4,244 600 23,368
Wholesale

loans
82,974 13,709 1,017 679 15,405 1,327 99,706
Total 111,119 18,325 1,346 827 20,498 2,650 134,267
Coverage

ratio
% % % % % % %
Home

loans
0.1 5.3 11.3 6.9 5.8 34.2 3.7
Credit

cards,

unsecured

loans

and

other

retail

lending
2.1 21.9 28.2 64.9 23.8 67.6 11.3
Wholesale

loans
0.3 3.3 4.6 1.3 3.3 38.8 1.6
Total 0.6 8.1 11.0 14.4 8.5 48.2 3.6
As

at

31

December

2019
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
89,086 6,270 346 665 7,281 780 97,147
Total 127,853 10,073 590 918 11,581 2,202 141,636
Coverage

ratio
% % % % % % %
Home

loans
0.2 4.4 18.8 8.5 5.9 27.7 3.1
Credit

cards,

unsecured

loans

and

other

retail

lending
1.2 13.7 32.6 47.6 17.6 69.1 7.2
Wholesale

loans
0.1 3.4 2.3 1.0 3.1 32.9 0.7
Total 0.4 7.1 16.4 16.1 8.4 49.4 2.5
Note
a

Other

financial

assets

subject

to

impairment

excluded

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through

other
comprehensive

income,

accrued

income

and

sundry

debtors.

These

have

a

total

gross

exposure

of

£150.3bn

(December

2019:

£125.5bn)

and

impairment

allowance

of

£145m
(December

2019:

£22m).

This

comprises

£7m

(December

2019:

£10

m)

ECL

on

£

146.3bn

(December

2019:

£124.7bn)

Stage

1

assets,

£6m

(December

2019:

£2m)

on

£3.8bn
(December

2019:

£0.8bn)

Stage

2

fair

value

through

other

comprehensive

income

assets,

cash

collateral

and

settlement

assets

and

£132m

(December

201

9:

£10m)

on
£132m

(December

2019:

£10m)

Stage

3

other

assets.

Loan

commitme

nts

and

financial

guarantee

contracts

have

total

ECL

of

£769m

(December

2019:

£252

m).

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

52
Movement

in

gross

exposures

and

impairment

allowance

including

provisions

for

loan

commitments

and

financial

guarantees
The

following

tables

present

a

reconciliation

of

the

opening

to

the

closing

balance

of

the

exposure

and

impairment

allowance.

Explanation

of

the
terms:

12-month

ECL,

lifetime

ECL

and

credit-impaired

are

included

in

page

121.

Transfers

between

stages

in

the

tables

have

been

reflected

as
if

they

had

taken

place

at

the

beginning

of

the

year.

The

movements

are

measured

over

a

12-month

period.
Loans

and

advances

at

amortised

cost
(audited)
Stage

1
Stage

2
Stage

3
Total
Barclays

Bank

Group
Gross ECL Gross ECL Gross ECL Gross ECL
£m £m £m £m £m £m £m £m
Home

loans
As

at

1

January

2020
9,604 16 674 40 1,056 292 11,334 348
Transfers

from

Stage

1

to

Stage

2
(537) (1) 537 1 - - - -
Transfers

from

Stage

2

to

Stage

1
204 7 (204) (7) - - - -
Transfers

to

Stage

3
(157) - (52) (7) 209 7 - -
Transfers

from

Stage

3
29 - 55 1 (84) (1) - -
Business

activity

in

the

year
1,193 1 - - 1 - 1,194 1
Net

drawdowns,

repayments,

net

re-
measurement

and

movements

due

to
exposure

and

risk

parameter

changes
133 (17) (62) 25 32 96 103 104
Final

repayments
(842) - (47) (1) (98) (1) (987) (2)
Disposals
b - - - - - - - -
Write

-offs
c - - - - (17) (17) (17) (17)
As

at

31

December

2020
d
9,627 6 901 52 1,099 376 11,627 434
Credit

cards,

unsecured

loans

and

other

retail

lending
As

at

1

January

2020
29,541 362 4,450 784 2,129 1,471 36,120 2,617
Transfers

from

Stage

1

to

Stage

2
(4,116) (92) 4,116 92 - - - -
Transfers

from

Stage

2

to

Stage

1
994 139 (994) (139) - - - -
Transfers

to

Stage

3
(464) (19) (516) (188) 980 207 - -
Transfers

from

Stage

3
21 12 59 8 (80) (20) - -
Business

activity

in

the

year
3,467 35 130 32 29 7 3,626 74
Net

drawdowns,

repayments,

net

re-
measurement

and

movements

due

to
exposure

and

risk

parameter

changes
(4,613) 15 (1,231) 806 38 731 (5,806) 1,552
Final

repayments
(2,232) (29) (168) (23) (68) (8) (2,468) (60)
Transfers

to

Barclays

Group
a (2,182) (16) (92) (25) (47) (41) (2,321) (82)
Disposals b (1,493) (8) (183) (20) (92) (58) (1,768) (86)
Write

-offs
c - - - - (1,036) (1,036) (1,036) (1,036)
As

at

31

December

2020
d 18,923 399 5,571 1,327 1,853 1,253 26,347 2,979
Wholesale

loans
As

at

1

January

2020
89,200 114 7,515 234 1,163 383 97,878 731
Transfers

from

Stage

1

to

Stage

2
(10,213) (31) 10,213 31 - - - -
Transfers

from

Stage

2

to

Stage

1
2,651 25 (2,651) (25) - - - -
Transfers

to

Stage

3
(772) (3) (642) (50) 1,414 53 - -
Transfers

from

Stage

3
189 - 34 1 (223) (1) - -
Business

activity

in

the

year
19,773 44 1,954 144 393 67 22,120 255
Net

drawdowns,

repayments,

net

re-
measurement

and

movements

due

to
exposure

and

risk

parameter

changes
7,033 154 2,969 248 5 687 10,007 1,089
Final

repayments
(24,098) (22) (2,844) (28) (283) (59) (27,225) (109)
Transfers

to

Barclays

Group
a (509) (1) (600) (22) (18) (6) (1,127) (29)
Disposals
b - - (10) - - - (10) -
Write

-offs
c - - - - (284) (284) (284) (284)
As

at

31

December

2020
d 83,254 280 15,938 533 2,167 840 101,359 1,653
Notes
a

Transfers

to

Barclays

Group

include

a

£2.3

bn

transfer

of

the

Barclays

Partner

Finance

retail

portfolio

reported

within

Credit

cards,

unsecured

loans

and

other

retail

lending

and
£1.1bn

transfer

of

the

Barclays

Mercantile

Business

Finance

Limited

reported

within

Wholesale

loans

to

Barclay

s

Principa

l

Investments

Limited.
b

The

£1.8bn
disposals

reported

within

Credit

cards,

unsecured

loans

and

other

retail

lending

portfolio

include

sale

of

motor

financing

business

within

the

Barclays

Partner
Finance

business.

Disposal

within

W

holesale

loans

include

sale

of

debt

securities

as

part

of

Group

Treasury

Operations.
c

In

2020,

gross

write

-offs

amounted

to

£

1,337m

(2019:

£1,293m)

and

post

write

-off

recoveries

amounted

to

£

4m

(2019:

£73

m).

Net

write

-offs

represent

gross

write

-offs

less
post

write

-off

recoverie

s

and

amounted

to

£1,333m

(2019:

£1,220m).
d

Other

financial

assets

subject

to

impairment

excluded

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through

other
comprehensive

income,

accrued

income

and

sundry

debtors.

These

have

a

total

gross

exposure

of

£150.3bn

(December

2019:

£125.5bn)

and

impairment

allowance

of

£145m
(December

2019:

£22m).

This

comprises

£7m

(December

2019:

£10m)

ECL

on

£146.3bn

(December

2019:

£124.7bn)

Stage

1

assets,

£6m

(December

2019:

£2m)

on

£3.8bn
(December

2019:

£0.8bn)

Stage

2

fair

value

through

other

comprehensive

income

assets,

cash

collateral

and

settlement

assets

and

£132m

(December

2019:

£10m)

on
£132m

(December

2019:

£10m)

Stage

3

other

assets.

Loan

commitments

and

financial

guarantee

contracts

have

total

ECL

of

£769m

(December

2019:

£252m).

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

53
Reconciliation

of

ECL

movement

to

impairment

charge/(release)

for

the

period
£m
Home

loans
103
Credit

cards,

unsecured

loans

and

other

retail

lending
1,484
Wholesale

loans
1,206
ECL

movement

excluding

assets

derecognised

due

to

disposals

and

write-offs
2,793
Recoveries

and

reimbursements
a (368)
Exchange

and

other

adjustments
b 267
Impairment

charge

on

loan

commitments

and

financial

guarantees
547
Impairment

charge

on

other

financial

assets
c 138
Income

statement

charge

for

the

period
3,377
Notes
a

Recoveries

and

reimbursements

includes

£364m

for

reimbursements

expected

to

be

received

under

the

arrangement

where

Group

has

entered

into

financial

guarantee
contracts

which

provide

credit

protection

over

certain

loans

assets

with

third

parties.

Cash

recoveries

of

previ

ously

written

off

amounts

to

£4m.
b

Includes

foreign

exchange

and

interest

and

fees

in

suspense
c

Other

financial

assets

subject

to

impairment

excluded

in

the

table

above

include

cash

collateral

and

settlement

balances,

financial

assets

at

fair

value

through

other
comprehensive

income,

accrued

income

and

sundry

debtors.

These

have

a

total

gross

exposure

of

£150.3bn

(December

2019:

£125.5bn)

and

impairment

allowance

of

£145m
(December

2019:

£22m).

This

comprises

£7m

(December

2019:

£10m)

ECL

on

£146.3bn

(December

2019:

£124.7bn)

Stage

1

assets,

£6m

(December

2019:

£2m)

on

£3.8bn
(December

2019:

£0.8bn)

Stage

2

fair

value

through

other

comprehensiv

e

income

assets,

cash

collateral

and

settlement

assets

and

£132m

(December

2019:

£10m)

on
£132m

(December

2019:

£10m)

Stage

3

other

assets.

Loan

commitments

and

financial

guarantee

contracts

have

total

ECL

of

£769m

(December

2019:

£252m).
Loan

commitments

and

financial
guarantees

(audited)
Stage

1
Stage

2
Stage

3
Total
Barclays

Bank

Group
Gross ECL Gross ECL Gross ECL Gross ECL
£m £m £m £m £m £m £m £m
Home

loans
As

at

1

January

2020
34 - - - - - 34 -
Net

transfers

between

stages
(4) - 4 - - - - -
Business

activity

in

the

year
113 - - - - - 113 -
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to
exposure

and

risk

parameter

changes
1 - - - 4 - 5 -
Limit

management

and

final

repayments
(19) - (2) - - - (21) -
As

at

31

December

2020
125 - 2 - 4 - 131 -
Credit

cards,

unsecured

loans

and

other

retail

lending
As

at

1

January

2020
78,257 22 2,053 15 67 14 80,377 51
Net

transfers

between

stages
(4,124) 6 3,603 (2) 521 (4) - -
Business

activity

in

the

year
4,591 2 128 1 1 1 4,720 4
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to
exposure

and

risk

parameter

changes
1,471 5 1,076 20 (553) 15 1,994 40
Limit

management

and

final

repayments
(11,984) (1) (616) (1) (6) (3) (12,606) (5)
As

at

31

December

2020
68,211 34 6,244 33 30 23 74,485 90
Wholesale

loans
As

at

1

January

2020
183,001 63 12,053 97 636 41 195,690 201
Net

transfers

between

stages
(28,048) 67 27,052 (72) 996 5 - -
Business

activity

in

the

year
42,904 32 4,705 102 774 2 48,383 136
Net

drawdowns,

repayments,

net

re-
measurement

and

movement

due

to
exposure

and

risk

parameter

changes
12,755 50 (219) 334 (79) (19) 12,457 365
Limit

management

and

final

repayments
(50,208) (7) (4,165) (15) (296) (1) (54,669) (23)
As

at

31

December

2020
160,404 205 39,426 446 2,031 28 201,861 679

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

54
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
Write

-offs
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
Write

-offs
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
Write

-offs
c
- - - - (104) (104) (104) (104)
As

at

31

December

2019
d 89,200 114 7,515 234 1,163 383 97,878 731
Notes
a

Changes

to

models

used

for

calculation

include

a

£48m

movement

in

Credit

cards,

unsecured

loans

and

other

retail

lending

and

a

£28m

movement

in

Wholesale

loans.

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

retail

lending

portfolio

relates

to

debt

sales

undertaken

during

the

year.
c
In

2019,

gross

write

-offs

amounted

to

£1,

293

m

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

(Decemb

er

2018:

£120.1bn)

and

impairment

allowance

of

£22m
(December

2018:

£11m).

This

comprises

£10m

ECL

(December

2018

£9m)

on

£124.7bn

stage

1

assets

(December

2018:

£119.6bn)

and

£2m

(December

2018:

£2m)

on
£0.8bn

stage

2

fair

value

through

other

comprehensiv

e

income

assets,

cash

collateral

and

settlement

assets

(December

2018:

£0.5bn)

and

£10m

(December

2018:

£

nil

)

on
£10m

Stage

3

other

assets

(December

2018:

£nil

).

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

55
Reconciliation

of

ECL

movement

to

impairment

charge/(release)

for

the

period
£m
Home

loans
(6)
Credit

cards,

unsecured

loans

and

other

retail

lending
1,056
Wholesale

loans
133
ECL

movement

excluding

assets

derecognised

due

to

disposals

and

write-offs
1,183
Recoveries

and

reimbursements
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

£

125.5bn

(December

201

8

:

£120.1bn)

and

impairment

allow

ance

of

£22m
(December

2018

:

£11

m).

This

comprises

£10m

ECL

(December

2018

:

£9m)

on

£124.7

bn

stage

1

assets

(December

2018:

£119

.6bn)

and

£2

m

(December

2018:

£2m)

on
£0.8bn

stage

2

fair

value

through

other

comprehensive

income

assets,

cash

collateral

and

settle

ment

assets

(December

201

8:

£0.5bn)

and

£10

m

(December

2018:

£

nil)

on
£10m

Stage

3

other

assets

(December

201

8:

£

nil).
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
Limit

management

and

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
Limit

management

and

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
Limit

management

and

final

repayments
(44,421) (24) (4,659) (36) (266) (3) (49,346) (63)
As

at

31

December

2019
183,001 63 12,053 97 636 41 195,690 201

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

56
Stage

2

decomposition
Loans

and

advances

at

amortised

cost
a
2020 2019
Gross

Exposure
Impairment
allowance
Gross

Exposure
Impairment
allowance
As

at

31

December
£m

£m
£m

£m
Quantitative

test
17,434 1,698 8,415 848
Qualitative

test
3,228 180 3,365 181
30

days

past

due

backstop
1,748 34 859 29
Total

Stage

2
22,410 1,912 12,639 1,058
Note
a

Where

balances

satisfy

more

than

one

of

the

above

three

criteria

for

determining

a

significant

increase

in

credit

risk,

the

corresponding

gross

exposure

and

ECL

has

been
assigned

in

order

of

categories

presented.
Stage

2

exposures

are

predominantly

identified

using

quantitative

tests

where

the

lifetime

probability

of

default

(PD)

has

deteriorated

more

than
a

pre-determined

amount

since

origination

during

the

year

driven

by

changes

in

macro-economic

variables.

This

is

augmented

by

inclusion

of
accounts

meeting

the

designated

high

risk

criteria

(including

watchlist)

for

the

portfolio

under

the

qualitative

test.

Qualitative

tests

include

£2bn
(2019:

£1.7bn)

relating

to

Corporate

and

Investment

Bank,

£0.3bn

(2019:

£0.9bn)

relating

to

Barclaycard

International

and

£0.7bn

(2019:
£0.7bn)

relating

to

Private

Bank.
A

small

number

of

other

accounts

(2%

of

impairment

allowances

and

8%

of

gross

exposure)

are

included

in

Stage

2.

These

accounts

are

not
otherwise

identified

by

the

quantitative

or

qualitative

tests

but

are

more

than

30

days

past

due.

The

percentage

triggered

by

these

backstop
criteria

is

a

measure

of

the

effectiveness

of

the

Stage

2

criteria

in

identifying

deterioration

prior

to

delinquency.

These

balances

include

items

in
Corporate

and

Investment

Bank

for

reasons

such

as

outstanding

interest

and

fees

rather

than

principal

balances.
For

further

detail

on

the

three

criteria

for

determining

a

significant

increase

in

credit

risk

required

for

Stage

2

classification,

refer

to

Note

7.
Stage

3

decomposition
Loans

and

advances

at

amortised

cost
2020 2019
Gross

Exposure
Impairment
allowance
Gross

Exposure
Impairment
allowance
As

at

31

December
£m

£m
£m

£m
Exposures

not

charged-off

including

within

cure

period
a 1,294 398 1,429 490
Exposures

individually

assessed

or

in

recovery

book
b 3,825 2,071 2,919 1,656
Total

Stage

3
5,119 2,469 4,348 2,146
Notes
a

Includes

£0.6bn

(2019:

£0.6

bn)

of

gross

exposure

in

a

cure

period

that

must

remain

in

Stage

3

for

a

minimum

of

12

months

before

moving

to

Stage

2.
b

Exposures

individually

assessed

or

in

recovery

book

cannot

cure

out

of

Stage

3.
Management

adjustments

to

models

for

impairment

(audited)
Management

adjustments

to

impairment

models

are

applied

in

order

to

factor

in

certain

conditions

or

changes

in

policy

that

are

not

fully
incorporated

into

the

impairment

models,

or

to

reflect

additional

facts

and

circumstances

at

the

period

end.

Management

adjustments

are
reviewed

and

incorporated

into

future

model

development

where

applicable.
Total

management

adjustments

to

impairment

allowance

are

presented

by

product

below.
Management

adjustments

to

models

for

impairment

(audited)
a
2020 2019
Management
adjustments

to
impairment
allowances
Proportion

of
total

impairment
allowances
Management
adjustments

to
impairment
allowances
Proportion

of
total

impairment
allowances
b
As

at

31

December
£m % £m %
Home

loans
54 12.4 - -
Credit

cards,

unsecured

loans

and

other

retail

lending
960 31.3 3 0.1
Wholesale

loans
(78) (3.3) (40) (4.3)
Total 936 16.0 (37) (0.9)

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

57
Management

adjustments

to

models

for

impairment

charges

(audited)
a
Impairment
allowance

pre
management
adjustments c
Economic
uncertainty
adjustments
Other
adjustments
Total

impairment
allowance
As

at

31

December

2020
£m £m £m £m
Home

loans
380 21 33 434
Credit

cards,

unsecured

loans

and

other

retail

lending
2,109 986 (26) 3,069
Wholesale

loans
2,410 379 (457) 2,332
Total 4,899 1,386 (450) 5,835
Note
a

Positive

values

relate

to

an

increase

in

impairment

allowance

.
b

The

2019

comparative

figures

have

been

restated

to

include

impairment

allowance

on

both

drawn

and

undrawn

exposures.
c

Includes

£3.9

bn

of

modelled

ECL,

£0.8bn

of

individual

ly

assessed

impairments

and

£0.2bn

ECL

from

non-modelled

exposures.
Economic

uncertainty

adjustments:

The

pandemic

impacted

the

global

economy

throughout

2020

and

macroeconomic

forecasts

indicate
longer

term

impacts

will

result

in

higher

unemployment

levels

and

customer

and

client

stress.

However,

to

date,

little

real

credit

deterioration

has
occurred,

largely

as

a

result

of

government

and

bank

support.

Observed

30

day

arrears

rates

in

consumer

loans

in

particular

have

remained
stable

in

US

cards

(2020:

2.5%;

2019:

2.7%).

A

similar

phenomenon

is

observed

in

wholesale,

where

the

average

risk

profile

of

the

portfolio

has
broadly

remained

stable

between

Dec’19

and

Dec’20

and

has

not

deteriorated

in

line

with

the

macro-economic

crisis.

Given

this

backdrop,

management

has

applied

COVID-19

specific

adjustments

to

modelled

outputs

to

ensure

the

full

potential

impacts

of

stress
are

provided

for.

These

adjustments

address

the

temporary

nature

of

ongoing

government

support,

the

uncertainty

in

relation

to

the

timing

of
stress

and

the

degree

to

which

economic

consensus

has

not

yet

captured

the

range

of

economic

uncertainty.
The

COVID-19

adjustments

of

£1.4bn

are

broadly

comprised

as

follows:

●
Use

of

expert

judgement

to

adjust

the

probability

of

default

£0.1bn

to

pre-COVID

levels

to

reflect

the

impact

of

temporary

support
measures

on

underlying

customer

behaviour.
●
Adjusting

macro-economic

variables

deemed

temporarily

influenced

by

support

measures,

enabling

models

to

consume

the

expected
stress,

£1.0bn.
●

A

£0.3bn

adjustment

has

been

applied

to

selected

sectors

in

Stage

1

to

increase

the

ECL

coverage

on

these

names

in

line

with

the
average

Stage

2

coverage

of

the

respective

sector.

This

adjustment

is

materially

in

response

to

the

increased

stress

in

these

sectors
not

captured

through

the

ECL

models.
Other

adjustments:
Wholesale

loans:

Adjustments

include

a

release

in

the

Investment

Bank

to

limit

excessive

ECL

sensitivity

to

the

macroeconomic

variable

for
Federal

Tax

Receipts

and

a

correction

to

Corporate

and

Investment

Bank

ECL

to

adjust

for

model

inaccuracies

informed

by

back-testing.

Management

adjustments

of

£37m

in

2019

represent

a

number

of

small

adjustments

to

PDs

and

losses

given

default

(LGD)

partially

offset

by
£50m

for

UK

economic

uncertainty,

now

subsumed

within

managements

broader

approach

to

economic

uncertainty.
Measurement

uncertainty

and

sensitivity

analysis
The

measurement

of

ECL

involves

complexity

and

judgement,

including

estimation

of

PDs,

LGD,

a

range

of

unbiased

future

economic
scenarios,

estimation

of

expected

lives,

estimation

of

exposures

at

default

(EAD)

and

assessing

significant

increases

in

credit

risk.
The

Group

uses

a

five-scenario

model

to

calculate

ECL.

An

external

consensus

forecast

is

assembled

from

key

sources,

including

HM

Treasury
(short

and

medium

term

forecasts),

Bloomberg

(based

on

median

of

economic

forecasts)

and

the

Urban

Land

Institute

(for

US

House

Prices),
which

forms

the

Baseline

scenario.

In

addition,

two

adverse

scenarios

(Downside

1

and

Downside

2)

and

two

favourable

scenarios

(Upside

1
and

Upside

2)

are

derived,

with

associated

probability

weightings.

The

adverse

scenarios

are

calibrated

to

a

broadly

similar

severity

to

Barclays’
internal

stress

tests

and

stress

scenarios

provided

by

regulators

whilst

also

considering

IFRS

9

specific

sensitivities

and

non-linearity.

Downside
2

is

benchmarked

to

the

Bank

of

England’s

stress

scenarios

and

to

the

most

severe

scenario

from

Moody’s

inventory,

but

is

not

designed

to

be
the

same.

The

favourable

scenarios

are

calibrated

to

reflect

upside

risks

to

the

Baseline

scenario

to

the

extent

that

is

broadly

consistent

with
recent

favourable

benchmark

scenarios.

All

scenarios

are

regenerated

at

a

minimum

annually.

The

scenarios

include

eight

economic

variables,
(GDP,

unemployment,

House

Price

Index

(HPI)

and

base

rates

in

both

the

UK

and

US

markets),

and

expanded

variables

using

statistical
models

based

on

historical

correlations.

The

upside

and

downside

shocks

are

designed

to

evolve

over

a

five-year

stress

horizon,

with

all

five
scenarios

converging

to

a

steady

state

after

approximately

eight

years.
Scenarios

used

to

calculate

the

Group’s

ECL

charge

were

reviewed

and

updated

regularly

throughout

2020,

following

the

outbreak

of

the
COVID-19

pandemic

in

the

first

quarter.

The

current

Baseline

scenario

reflects

the

latest

consensus

economic

forecasts

with

a

steady

recovery
in

GDP

in

the

UK

and

the

US,

and

unemployment

continuing

to

decrease

in

the

US

and

peaking

at

Q221

in

the

UK

followed

by

a

steady

decline.
In

the

downside

scenarios,

an

economic

downturn

in

early

2021

in

the

UK

and

the

US

begins

to

recover

later

in

the

year,

with

unemployment
increasing

to

the

end

of

2021.

In

the

upside

scenarios,

the

strong

rebound

in

UK

and

US

GDP

continues

into

2021,

following

the

bounce-back

in
growth

in

Q320

and,

subsequently,

the

projections

stay

above

the

year

on

year

growth

rates

seen

in

the

Baseline

for

a

prolonged

period

of

time
before

finally

reverting

to

the

long

term

run

rate.

This

reflects

the

assumption

of

approved

vaccines

being

successfully

rolled

out

throughout
2021

and

pent

up

savings

being

deployed

into

a

more

certain

consumer

environment

to

drive

significant

growth.

Scenario

weights

have

been
updated

to

reflect

the

latest

economics.

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

58
As

a

result

of

government

and

bank

support

measures,

significant

credit

deterioration

has

not

yet

occurred.

This

delay

increases

uncertainty

on
the

timing

of

the

stress

and

the

realisation

of

defaults.

Management

has

applied

COVID-19

specific

adjustments

to

modelled

outputs

to

reflect
the

temporary

nature

of

ongoing

government

support,

the

uncertainty

in

relation

to

the

timing

of

stress

and

the

degree

to

which

economic
consensus

has

yet

captured

the

range

of

economic

uncertainty,

particularly

in

the

UK.

As

a

result,

ECL

is

higher

than

would

be

the

case

if

it
were

based

on

the

forecast

economic

scenarios

alone.

Scenario

weights

(audited)
The

methodology

for

estimating

probability

weights

for

each

of

the

scenarios

involves

a

comparison

of

the

distribution

of

key

historical

UK

and
US

macroeconomic

variables

against

the

forecast

paths

of

the

five

scenarios.

The

methodology

works

such

that

the

Baseline

(reflecting

current
consensus

outlook)

has

the

highest

weight

and

the

weights

of

adverse

and

favourable

scenarios

depend

on

the

deviation

from

the

Baseline;

the
further

from

the

Baseline,

the

smaller

the

weight.

This

is

reflected

in

the

table

below

where

the

probability

weights

of

the

scenarios

are

shown.

A
single

set

of

five

scenarios

is

used

across

all

portfolios

and

all

five

weights

are

normalised

to

equate

to

100%.

The

same

scenarios

and

weights
that

are

used

in

the

estimation

of

expected

credit

losses

are

also

used

for

Barclays

internal

planning

purposes.

The

impacts

across

the

portfolios
are

different

because

of

the

sensitivities

of

each

of

the

portfolios

to

specific

macroeconomic

variables,

for

example,

mortgages

are

highly
sensitive

to

house

prices

and

credit

cards

and

unsecured

consumer

loans

are

highly

sensitive

to

unemployment.
The

range

of

forecast

paths

generated

in

the

calculation

of

the

weights

at

31

December

2020

is

much

wider

than

in

previous

periods

due

to

the
uncertainty

caused

by

COVID-19,

thus

the

Upside

and

Downside

scenarios

are

further

away

from

the

tails

of

the

distribution

than

previously
resulting

in

a

more

even

spread

of

weights

than

at

31

December

2019.

The

economic

environment

remains

uncertain

and

future

impairment

charges

may

be

subject

to

further

volatility

(including

from

changes

to
macroeconomic

variable

forecasts)

depending

on

the

longevity

of

the

COVID-19

pandemic

and

related

containment

measures,

as

well

as

the
longer

term

effectiveness

of

central

bank,

government

and

other

support

measures.

The

tables

on

the

next

page

show

the

key

consensus

macroeconomic

variables

used

in

the

five

scenarios

(Three-year

annual

paths),

the
probability

weights

applied

to

each

scenario

and

the

macroeconomic

variables

by

scenario

using

‘specific

bases’

i.e.

the

most

extreme

position
of

each

variable

in

the

context

of

the

scenario,

for

example,

the

highest

unemployment

for

downside

scenarios

and

the

lowest

unemployment

for
upside

scenarios.

Five-year

average

tables

and

movement

over

time

graphs

provide

additional

transparency.
Annual

paths

show

quarterly

averages

for

the

year

(unemployment

and

base

rate)

or

change

in

the

year

(GDP

and

HPI).

Expected

worst

point

is
the

most

negative

quarter,

in

the

relevant

3

year

period,

which

is

calculated

relative

to

the

start

point

for

GDP

and

HPI.

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

59
Baseline

average

macroeconomic

variables

used

in

the

calculation

of

ECL
2021 2022 2023
Expected

Worst
Point

As

at

31.12.20

%

%
%

%
UK

GDP
a
6.3 3.3 2.6 1.2
UK

unemployment
b
6.7 6.4 5.8 7.4
UK

HPI
c
2.4 2.3 5.0 0.6
UK

bank

rate
–

(0.1) - (0.1)
US

GDP
a
3.9 3.1 2.9 1.0
US

unemployment
d
6.9 5.7 5.6 7.5
US

HPI
e
2.8 4.7 4.7 0.7
US

federal

funds

rate
0.3 0.3 0.3 0.3
2020 2021 2022
Expected

Worst
Point

As

at

31.12.19

%

%
%

%
UK

GDP
a
1.3 1.5 1.6 0.3
UK

unemployment
b
4.1 4.2 4.2 4.2
UK

HPI
c
1.9 3.1 3.6 0.3
UK

bank

rate
0.6 0.5 0.8 0.5
US

GDP
a
2.1 1.9 1.9 0.5
US

unemployment
d
3.6 3.9 4.0 4.0
US

HPI
e
3.4 2.9 2.8 1.0
US

federal

funds

rate
1.7 1.5 1.7 1.5
Downside

2

average

macroeconomic

variables

used

in

the

calculation

of

ECL
2021 2022 2023
Expected

Worst
Point

As

at

31.12.20

%

%
%

%
UK

GDP
a
(3.9) 6.5 2.6 (11.0)
UK

unemployment
b
8.0 9.3 7.8 10.1
UK

HPI
c
(13.6) (10.8) 0.5 (23.0)
UK

bank

rate
(0.2) (0.2) (0.1) (0.2)
US

GDP
a
(2.4) 3.6 2.1 (6.0)
US

unemployment
d
13.4 11.9 10.1 13.7
US

HPI
e
(17.2) (0.7) 0.6 (17.8)
US

federal

funds

rate
0.3 0.3 0.3 0.3
2020 2021 2022
Expected

Worst
Point

As

at

31.12.19

%

%
%

%
UK

GDP
a
(2.3) (2.7) (0.3) (5.7)
UK

unemployment
b
5.7 8.2 8.7 8.8
UK

HPI
c
(7.8) (22.2) (5.8) (32.4)
UK

bank

rate
2.7 4.0 4.0 1.5
US

GDP
a
(1.2) (2.6) (0.6) (5.3)
US

unemployment
d
4.9 7.7 8.5 8.5
US

HPI
e
(4.4) (13.6) (2.9) (19.8)
US

federal

funds

rate
3.1 3.5 3.5 2.5

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

60
Downside

1

average

macroeconomic

variables

used

in

the

calculation

of

ECL
2021 2022 2023
Expected

Worst
Point

As

at

31.12.20

%

%
%

%
UK

GDP
a
0.1 6.6 3.2 (7.0)
UK

unemployment
b
7.3 8.0 6.9 8.4
UK

HPI
c
(6.7) (3.5) 1.7 (10.0)
UK

bank

rate
(0.1) (0.1) - (0.1)
US

GDP
a
0.4 3.6 2.3 (3.0)
US

unemployment
d
11.0 8.9 6.9 11.5
US

HPI
e
(5.9) 1.8 2.6 (5.9)
US

federal

funds

rate
0.3 0.3 0.3 0.3
2020 2021 2022
Expected

Worst
Point

As

at

31.12.19

%

%
%

%
UK

GDP
a
0.6 0.3 0.6 0.1
UK

unemployment
b
4.7 5.7 5.7 5.8
UK

HPI
c
(2.6) (4.1) (1.7) (8.2)
UK

bank

rate
1.7 2.8 2.8 0.8
US

GDP
a
1.2 0.4 0.8 0.2
US

unemployment
d
4.0 5.1 5.3 5.4
US

HPI
e
1.2 0.5 0.8 0.5
US

federal

funds

rate
2.6 3.0 3.0 2.0
Upside

2

average

macroeconomic

variables

used

in

the

calculation

of

ECL
2021 2022 2023
Expected

Worst
Point

As

at

31.12.20

%

%
%

%
UK

GDP
a
12.2 5.3 3.9 5.0
UK

unemployment
b
6.2 5.5 4.8 7.4
UK

HPI
c
6.6 10.4 10.8 1.1
UK

bank

rate
0.1 0.3 0.3 0.1
US

GDP
a
7.1 4.6 4.0 3.4
US

unemployment
d
5.5 4.3 4.1 6.1
US

HPI
e
8.8 9.1 8.9 1.7
US

federal

funds

rate
0.3 0.4 0.6 0.3
2020 2021 2022
Expected

Worst
Point

As

at

31.12.19

%

%
%

%
UK

GDP
a
3.0 4.0 3.4 0.9
UK

unemployment
b
3.7 3.4 3.5 3.9
UK

HPI
c
6.8 10.8 9.9 1.0
UK

bank

rate
0.6 0.5 0.5 0.5
US

GDP
a
3.4 4.2 3.6 1.0
US

unemployment
d
3.3 3.0 3.0 3.5
US

HPI
e
7.4 7.6 7.2 1.6
US

federal

funds

rate
1.7 1.5 1.5 1.5

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

61
Upside

1

average

macroeconomic

variables

used

in

the

calculation

of

ECL
2021 2022 2023
Expected

Worst
Point

As

at

31.12.20

%

%
%

%
UK

GDP
a
9.3 3.9 3.4 3.5
UK

unemployment
b
6.4 6.0 5.2 7.4
UK

HPI
c
4.6 6.1 6.1 0.8
UK

bank

rate
0.1 0.1 0.3 0.1
US

GDP
a
5.5 4.0 3.7 2.1
US

unemployment
d
6.0 4.8 4.6 6.7
US

HPI
e
6.8 6.7 6.3 1.4
US

federal

funds

rate
0.3 0.3 0.5 0.3
2020 2021 2022
Expected

Worst
Point

As

at

31.12.19

%

%
%

%
UK

GDP
a
2.2 2.8 2.5 0.6
UK

unemployment
b
3.9 3.8 3.9 4.0
UK

HPI
c
5.0 7.0 6.8 0.7
UK

bank

rate
0.6 0.5 0.5 0.5
US

GDP
a
2.8 3.3 2.9 0.8
US

unemployment
d
3.5 3.6 3.7 3.7
US

HPI
e
5.1 4.7 4.4 1.4
US

federal

funds

rate
1.7 1.5 1.5 1.5
Notes
a

Average

Real

GDP

seasonally

adjusted

change

in

year;

expected

worst

point

is

the

minimum

growth

relative

to

Q420

(2019:

Q419)

based

on

a

12

quarter

period.
b

Averag

e

UK

unemployment

rate

16-year+;

expected

worst

point

is

the

highest

rate

in

the

12

quarter

period

starting

Q121

(2019:

Q120).
c

Change

in

year

end

UK

HPI

=

Halifax

All

Houses,

All

Buyers

index,

relative

to

prior

year

end;

worst

point

is

based

on

minimum

growth

relative

to

Q420

(2019:
Q419)

based

on

a

12

quarter

period.
d

Average

US

civilian

unemployment

rate

16-year+;

expected

worst

point

is

the

highest

rate

in

the

12

quarter

period

starting

Q121

(2019:

Q120).
e

Change

in

year

end

US

HPI

=

FHFA

house

price

index,

relative

to

prior

year

end;

worst

point

is

based

on

minimum

growth

relative

to

Q420

(2019:

Q419)

based
on

a

12

quarter

period.
Scenario

probability

weighting

(audited)
Upside

2
Upside

1
Baseline
Downside

1
Downside

2

%

%

%

%

%
As

at

31

December

2020
Scenario

probability

weighting
20.2 24.2 24.7 15.5 15.4
As

at

31

December

2019
Scenario

probability

weighting
10.1 23.1 40.8 22.7 3.3
Specific

bases

show

the

most

extreme

position

of

each

variable

in

the

context

of

the

scenario,

for

example,

the

highest

unemployment

for
downside

scenarios,

average

unemployment

for

baseline

scenarios

and

lowest

unemployment

for

upside

scenarios.

GDP

and

HPI

downside
and

upside

scenario

data

represents

the

lowest

and

highest

points

relative

to

the

start

point

in

the

20

quarter

period.

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

62
Macroeconomic

variables

used

in

the

calculation

of

ECL

(specific

bases)

(audited)
a
Upside

2
Upside

1
Baseline
Downside

1
Downside

2

%

%

%

%

%
As

at

31

December

2020
UK

GDP
b
14.2 8.8 0.7 (22.1) (22.1)
UK

unemployment
c
4.0 4.0 5.7 8.4 10.1
UK

HPI
d
48.2 30.8 3.6 (4.5) (18.3)
UK

bank

rate
c
0.1 0.1
–

0.6 0.6
US

GDP
b
15.7 12.8 1.6 (10.6) (10.6)
US

unemployment
c
3.8 3.8 6.4 13.0 13.7
US

HPI
d
42.2 30.9 3.8 (3.7) (15.9)
US

federal

funds

rate
c
0.1 0.1 0.3 1.3 1.3
As

at

31

December

2019
UK

GDP
b
15.4 11.7 1.5 0.2 (4.6)
UK

unemployment
c
3.4 3.8 4.1 5.8 8.8
UK

HPI
d
41.1 28.8 2.8 (6.3) (31.1)
UK

bank

rate
c
0.5 0.5 0.7 2.8 4.0
US

GDP
b
17.9 14.9 2.1 0.5 (3.0)
US

unemployment
c
3.0 3.5 3.9 5.4 8.5
US

HPI
d
35.8 23.7 3.2 0.3 (16.7)
US

federal

funds

rate
c
1.5 1.5 1.8 3.0 3.5
Average

basis

represents

the

average

quarterly

value

of

variables

in

the

20

quarter

period

with

GDP

and

HPI

based

on

yearly

average

and
quarterly

CAGRs

respectively.
Macroeconomic

variables

used

in

the

calculation

of

ECL

(5-year

averages)

(audited)
a
Upside

2
Upside

1
Baseline
Downside

1
Downside

2

%

%

%

%

%
As

at

31

December

2020
UK

GDP
e
2.5 1.6 0.7 0.1 (0.9)
UK

unemployment
f 5.0 5.3 5.7 6.5 7.2
UK

HPI
g 8.2 5.5 3.6 (0.2) (3.6)
UK

bank

rate
f
0.3 0.2
–

–

(0.1)
US

GDP
e
2.9 2.4 1.6 0.8 0.1
US

unemployment
f 5.3 5.7 6.4 8.3 10.4
US

HPI
g 7.3 5.5 3.8 0.8 (3.0)
US

federal

funds

rate
f
0.5 0.5 0.3 0.3 0.3
As

at

31

December

2019
UK

GDP
e 2.9 2.2 1.5 0.8 (0.6)
UK

unemployment
f 3.6 3.9 4.1 5.1 7.0
UK

HPI
g 7.1 5.2 2.8 (1.1) (6.9)
UK

bank

rate
f 0.6 0.6 0.7 2.1 3.1
US

GDP
e 3.4 2.9 2.1 1.3 (0.1)
US

unemployment
f 3.2 3.7 3.9 4.7 6.6
US

HPI
g 6.3 4.3 3.2 1.6 (3.4)
US

federal

funds

rate
f 1.7 1.7 1.8 2.8 3.2
Notes
a

UK

GDP

=

Real

GDP

growth

seasonally

adjusted;

UK

unemployment

=

UK

unemployment

rate

16-year+;

UK

HPI

=

Halifax

All

Houses,

All

Buyers

Index;

US

GDP

=

Real

GDP
growth

seasonally

adjusted;

US

unemployment

=

US

civilian

unemployment

rate

16-

year+;

US

HPI

=

FHFA

house

price

index.
b

Maximum

growth

relative

to

Q419

(2019:

Q418),

based

on

20

quarter

period

in

Upside

scenarios;

5-year

yearly

average

CAGR

in

Baseline;

minimum

growth

relative

to

Q419
(2019:

Q418),

based

on

20

quarter

period

in

Downside

scenarios.
c

Lowest

quarter

in

Upside

sce

narios;

5-year

average

in

Baseline;

highest

quarter

in

Downside

scenarios.

Period

based

on

20

quarters

from

Q120

(2019:

Q119).
d

Maximum

growth

relative

to

Q419

(2019:

Q418),

based

on

20

quarter

period

in

Upside

scenarios;

5-year

quarter

end

CAGR

in

Baseline;

minimum

growth

relative

to

Q419
(2019:

Q418),

based

on

20

quarter

period

in

Downside

scenarios.
e

5-year

yearly

average

CAGR,

starting

2019

(2019:

2018)
f

5-year

average.

Period

based

on

20

quarters

from

Q120

(2019:

Q1

19)
g

5-year

quarter

end

CAGR,

starting

Q419

(2019:

Q418)
2019

data

presented

on

a

revised,

simplified

basis

for

ease

of

comparison.

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

63
-25
-15
-5
5
15
25
35
2017 2019 2021 2023 2025 2027 2029
%
UK

GDP
U2 U1 BL D1 D2
0
2
4
6
8
10
12
2017 2019 2021 2023 2025 2027 2029
%
UK

Unemployment
U2 U1 BL D1 D2
-15
-10
-5
0
5
10
15
2017 2019 2021 2023 2025 2027 2029
%
US

GDP
U2 U1 BL D1 D2
0
2
4
6
8
10
12
14
16
2017 2019 2021 2023 2025 2027 2029
%
US

Unemployment
U2 U1 BL D1 D2
GDP

growth

based

on

year

on

year

growth

each

quarter

(Q/(Q-4))
ECL

under

100%

weighted

scenarios

for

modelled

portfolios

(audited)
The

table

below

shows

the

Expected

Credit

Risk

(ECL)

assuming

scenarios

have

been

100%

weighted.

Model

exposures

are

allocated

to

a
stage

based

on

the

individual

scenario

rather

than

through

a

probability-weighted

approach

as

required

for

Barclays

reported

impairment
allowances.

As

a

result,

it

is

not

possible

to

back

solve

to

the

final

reported

weighted

ECL

from

the

individual

scenarios

as

a

balance

may

be
assigned

to

a

different

stage

dependent

on

the

scenario.

Model

exposure

uses

Exposure

at

default

(EAD)

values

and

is

not

directly

comparable
to

gross

exposure

used

in

prior

disclosures.

For

Credit

cards,

unsecured

loans

and

other

retail

lending,

an

average

EAD

measure

is

used

(12
month

or

lifetime

depending

on

stage

allocation

in

each

scenario).

Therefore,

the

model

exposure

movement

into

Stage

2

is

higher

than

the
corresponding

Stage

1

reduction.
All

ECL

using

a

model

is

included,

with

the

exception

of

Treasury

assets

(£8.8m

of

ECL),

providing

additional

coverage

as

compared

to

the
2019

year-end

disclosure.

Non-modelled

exposures

and

management

adjustments

are

excluded.

Management

adjustments

can

be

found

on
pages

56

to

57.
Model

Exposures

allocated

to

Stage

3

do

not

change

in

any

of

the

scenarios

as

the

transition

criteria

relies

only

on

observable

evidence

of
default

as

at

31

December

2020

and

not

on

macroeconomic

scenarios.
The

Downside

2

scenario

represents

a

severe

global

recession

with

substantial

falls

in

UK

GDP.

Unemployment

rises

towards

10%

in

UK
markets

and

14%

in

US

markets

and

there

are

substantial

falls

in

asset

prices

including

housing.
Under

the

Downside

2

scenario,

model

exposure

moves

between

stages

as

the

economic

environment

weakens.

This

can

be

seen

in

the
movement

of

£17bn

of

model

exposure

into

Stage

2

between

the

Weighted

and

Downside

2

scenario.

ECL

increases

in

Stage

2

predominantly
due

to

unsecured

portfolios

as

economic

conditions

deteriorate.

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

64
Scenarios
As

at

31

December

2020
Weighted
Upside

2
Upside

1
Baseline
Downside

1
Downside

2
Stage

1

Model

Exposure

(£m)
Home

loans
4,404 4,422 4,416 4,407 4,387 4,365
Credit

cards,

unsecured

loans

and

other

retail

lending
24,980 24,929 25,097 24,820 24,411 24,247
Wholesale

loans
115,949 121,769 120,741 118,930 113,027 101,759
Stage

1

Model

ECL

(£m)
Home

loans
4 4 4 4 5 5
Credit

cards,

unsecured

loans

and

other

retail

lending
236 187 204 230 258 263
Wholesale

loans
219 239 231 205 218 221
Stage

1

Coverage

(%)
Home

loans
0.1 0.1 0.1 0.1 0.1 0.1
Credit

cards,

unsecured

loans

and

other

retail

lending
0.9 0.8 0.8 0.9 1.1 1.1
Wholesale

loans
0.2 0.2 0.2 0.2 0.2 0.2
Stage

2

Model

Exposure

(£m)
Home

loans
557 539 545 554 575 597
Credit

cards,

unsecured

loans

and

other

retail

lending
3,171 2,111 2,462 3,215 4,721 5,796
Wholesale

loans
29,834 24,015 25,043 26,853 32,757 44,024
Stage

2

Model

ECL

(£m)
Home

loans
33 31 31 32 36 40
Credit

cards,

unsecured

loans

and

other

retail

lending
512 327 382 481 796 1,045
Wholesale

loans
1,358 922 1,010 1,174 1,683 2,751
Stage

2

Coverage

(%)
Home

loans
5.9 5.8 5.7 5.8 6.3 6.7
Credit

cards,

unsecured

loans

and

other

retail

lending
16.1 15.5 15.5 15.0 16.9 18.0
Wholesale

loans
4.6 3.8 4.0 4.4 5.1 6.2
Stage

3

Model

Exposure

(£m)
Home

loans
728 728 728 728 728 728
Credit

cards,

unsecured

loans

and

other

retail

lending
1,279 1,279 1,279 1,279 1,279 1,279
Wholesale

loans
a
863 863 863 863 863 863
Stage

3

Model

ECL

(£m)
Home

loans
298 278 281 284 306 363
Credit

cards,

unsecured

loans

and

other

retail

lending
1,190 1,170 1,180 1,191 1,211 1,210
Wholesale

loans
a 25 20 21 23 29 40
Stage

3

Coverage

(%)
Home

loans
40.9 38.2 38.6 39.0 42.0 49.9
Credit

cards,

unsecured

loans

and

other

retail

lending
93.0 91.5 92.3 93.1 94.7 94.6
Wholesale

loans
a 2.9 2.3 2.4 2.7 3.4 4.6
Total

Model

ECL

(£m)
Home

loans
335 313 316 320 347 408
Credit

cards,

unsecured

loans

and

other

retail

lending
1,938 1,684 1,766 1,902 2,265 2,518
Wholesale

loans
a 1,602 1,181 1,262 1,402 1,930 3,012
Total

ECL
3,875 3,178 3,344 3,624 4,542 5,938
Note
a

Material

wholesale

loan

defaults

are

individually

assessed

across

different

recovery

strategies.

As

a

result,

ECL

of

£835m

is

reported

as

individually

assessed

impairments

in
the

table

below.

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

65
Reconciliation

to

total

ECL
£m
Total

model

ECL
3,875
ECL

from

individually

assessed

impairments
835
ECL

from

non-modelled

and

other

management

adjustments
a
1,125
Total

ECL
5,835
Note
a

Includes

£0.9bn

of

post

model

adjustments

and

£0.2bn

ECL

from

non-modelled

exposures.
The

dispersion

of

results

around

the

Baseline

is

an

indication

of

uncertainty

around

the

future

projections.

The

disclosure

highlights

the

results
of

the

alternative

scenarios

enabling

the

reader

to

understand

the

extent

of

the

impact

on

exposure

and

ECL

from

the

upside/downside
scenarios.

Consequently,

the

use

of

five

scenarios

with

associated

weightings

results

in

a

total

weighted

ECL

uplift

from

the

Baseline

ECL

of
7%,

largely

driven

wholesale

loans.
Home

loans:

Total

weighted

ECL

of

£335m

represents

a

5%

increase

over

the

Baseline

ECL

(£320m)

reflecting

the

nature

of

the

Italy

portfolio.

Credit

cards,

unsecured

loans

and

other

retail

lending:

Total

weighted

ECL

of

£1,938m

represents

a

2%

increase

over

the

Baseline

ECL
(£1,902m)

reflecting

the

range

of

economic

scenarios

used,

mainly

impacted

by

Unemployment

and

key

retail

variables.

Total

ECL

increases

to
£2,518m

under

the

Downside

2

scenario,

mainly

driven

by

Stage

2,

where

coverage

rates

increase

to

18%

from

a

weighted

scenario

approach
of

16.1%

and

a

£3bn

increase

in

model

exposure

that

meets

the

Significant

Increase

in

Credit

Risk

criteria

and

transitions

from

Stage

1

to

Stage
2.
Wholesale

loans:

Total

weighted

ECL

of

£1,602m

represents

a

14%

increase

over

the

Baseline

ECL

(£1,402m)

reflecting

the

range

of
economic

scenarios

used,

with

exposures

in

the

Investment

Bank

particularly

sensitive

to

the

Downside

2

scenario.

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

66
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
13,099 11,979 12,246 12,566 15,145 27,489
Stage

2

Model

ECL

(£m)
Home

loans
36 32 34 35 41 47
Credit

cards,

unsecured

loans

and

other

retail

lending
784 584 638 739 1,115 2,450
Wholesale

loans
352 253 280 314 493 1,240
Stage

2

Coverage

(%)
Home

loans
7.1 6.6 6.7 6.8 7.8 8.8
Credit

cards,

unsecured

loans

and

other

retail

lending
18.5 17.4 18.0 18.4 19.8 34.0
Wholesale

loans
2.7 2.1 2.3 2.5 3.3 4.5
Stage

3

Model

Exposure

(£m)
Home

loans
711 711 711 711 711 711
Credit

cards,

unsecured

loans

and

other

retail

lending
1,697 1,697 1,697 1,697 1,697 1,697
Wholesale

loans
a 279 279 279 279 279 279
Stage

3

Model

ECL

(£m)
Home

loans
260 258 259 260 261 264
Credit

cards,

unsecured

loans

and

other

retail

lending
1,382 1,367 1,374 1,380 1,395 1,418
Wholesale

loans
a 3 2 2 3 4 5
Stage

3

Coverage

(%)
Home

loans
36.5 36.3 36.4 36.5 36.7 37.2
Credit

cards,

unsecured

loans

and

other

retail

lending
81.5 80.5 81.0 81.3 82.2 83.6
Wholesale

loans
a
1.0 0.8 0.9 0.9 1.3 1.9
Total

Model

ECL

(£m)
Home

loans
301 294 297 300 307 316
Credit

cards,

unsecured

loans

and

other

retail

lending
2,516 2,295 2,359 2,461 2,859 4,224
Wholesale

loans
a 539 396 434 481 741 1,513
Total

ECL
3,356 2,985 3,090 3,242 3,907 6,053
Note
a

Material

wholesale

loan

defaults

are

individually

assessed

across

different

recovery

strategies.

As

a

result,

ECL

of

£398m

is

reported

as

individually

assessed

impairments

in
the

table

below
.

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

67
Reconciliation

to

total

ECL
a
£m
Total

model

ECL
3,355
ECL

from

individually

assessed

impairments
398
ECL

from

non-modelled

and

other

management

adjustments
195
Total

ECL
3,948
Note
a

The

table

has

been

re-presented

to

separately

show

the

impact

of

individually

assessed

impairments

of

£398m.

This

was

included

in

the

Barclays

Bank

PLC

Annual

Report
2019

with

non-modelled

and

other

adjustments

of

£232m.

Non-modelled

and

other

adjustments

are

now

disclosed

within

the

other

management

adjustments

category

of
£195m.
Staging

sensitivity

(audited)
An

increase

of

1%

(£1,393m)

of

total

gross

exposure

into

Stage

2

(from

Stage

1),

would

result

in

an

increase

in

ECL

impairment

allowance

of
£110

m

based

on

applying

the

difference

in

Stage

2

and

Stage

1

average

impairment

coverage

ratios

to

the

movement

in

gross

exposure

(refer
to

Loans

and

advances

at

amortised

cost

by

product

on

page

51).

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

68
Analysis

of

the

concentration

of

credit

risk
A

concentration

of

credit

risk

exists

when

a

number

of

counterparties

are

located

in

a

common

geographical

region

or

are

engaged

in

similar
activities

and

have

similar

economic

characteristics

that

would

cause

their

ability

to

meet

contractual

obligations

to

be

similarly

affected

by
changes

in

economic

or

other

conditions.

Barclays

Bank

Group

implements

limits

on

concentrations

in

order

to

mitigate

the

risk.

The

analyses

of
credit

risk

concentrations

presented

below

are

based

on

the

location

of

the

counterparty

or

customer

or

the

industry

in

which

they

are

engaged.
Geographic

concentrations
Exposure

is

concentrated

in

the

Americas

41%

(2019:

43%),

in

the

UK

25%

(2019:

26%)

and

Europe

26%

(2019:

24%).

Credit

risk

concentrations

by

geography

(audited)
Barclays

Bank

Group
United
Kingdom Americas Europe Asia
Africa

and
Middle

East
Total
As

at

31

December

2020
£m £m £m £m £m £m
On-balance

sheet:
Cash

and

balances

at

central

banks
31,235 36,063 69,962 17,987 655 155,902
Cash

collateral

and

settlement

balances

30,261 27,255 30,105 9,487 508 97,616
Loans

and

advances

at

amortised

cost
61,754 40,403 23,931 4,859 3,320 134,267
Reverse

repurchase

agreements

and

other

similar

secured

lending
10 152 323 8,285 211 8,981
Trading

portfolio

assets
9,787 31,003 16,861 5,947 946 64,544
Financial

assets

at

fair

value

through

the

income

statement
31,745 88,302 25,706 14,742 7,524 168,019
Derivative

financial

instruments
93,685 90,796 101,099 14,532 2,581 302,693
Financial

assets

at

fair

value

through

other

comprehensive

income
6,921 19,451 22,138 3,276 115 51,901
Other

assets
392 185 37 - - 614
Total

on-balance

sheet
265,790 333,610 290,162 79,115 15,860 984,537
Off-balance

sheet:
Contingent

liabilities
5,200 10,121 3,809 1,222 580 20,932
Loan

commitments
46,746 175,893 36,713 4,132 1,538 265,022
Total

off-balance

sheet
51,946 186,014 40,522 5,354 2,118 285,954
Total
317,736 519,624 330,684 84,469 17,978 1,270,491
As

at

31

December

2019
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

investments

-

debt

securities
8,383 16,092 17,884 2,945 101 45,405
Other

assets
407 124 81 2 - 614
Total

on-balance

sheet
233,093 275,378 228,133 58,261 9,768 804,633
Off-balance

sheet:
Contingent

liabilities
6,789 10,838 3,862 1,562 726 23,777
Loan

commitments
39,247 192,857 33,182 3,130 1,611 270,027
Total

off-balance

sheet
46,036 203,695 37,044 4,692 2,337 293,804
Total
279,129 479,073 265,177 62,953 12,105 1,098,437

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

69
Industry

concentrations
Total

exposures

concentrated

in

banks

and

other

financial

institutions

is

51%

(2019:

46%),

predominantly

within

derivative

financial

instruments
and

financial

assets.

The

proportion

of

the

overall

exposure

concentrated

in

governments

and

central

banks

is

21%

(2019:

20%).

Further
details

on

material

and

emerging

risks

can

be

found

on

pages

27

to

38.
Credit

risk

concentrations

by

industry

(audited)
Barclays

Bank

Group
Banks
Other
financial
insti-
tutions
Manu-
facturing
Const-
ruction
and

property
Govern-
ment

and
central
bank
Energy
and
water
Wholesale
and

retail
distributio
n

and
leisure
Business
and

other
services
Home
loans
Cards,

unsecured
loans

and

other
personal

lending Other Total
As

at

31

December

2020
£m £m £m £m £m £m £m £m £m £m £m £m
On-balance

sheet:
Cash

and

balances

at

central
banks 3 - - - 155,899 - - - - - - 155,902
Cash

collateral

and

settlement
balances

17,961 66,696 375 35 10,828 871 30 576 - - 244 97,616
Loans

and

advances

at

amortised
cost
8,649 24,766 7,122 12,889 13,759 4,554 7,814 13,528 11,193 23,955 6,038 134,267
Reverse

repurchase

agreements
and

other

similar

secured

lending
656 7,964 - - 361 - - - - - - 8,981
Trading

portfolio

assets
2,752 11,464 4,104 516 35,607 3,052 1,883 2,625 - - 2,541 64,544
Financial

assets

at

fair

value
through

the

income

statement
22,766 131,929 603 2,481 5,519 13 64 3,479 971 - 194 168,019
Derivative

financial

instruments
155,986 116,421 4,126 2,725 11,649 3,288 1,235 2,496 - - 4,767 302,693
Financial

assets

at

fair

value
through

other

comprehensive
income 13,003 4,258 1 333 33,774 - - 527 - - 5 51,901
Other

assets
303 193 5 3 1 10 1 95 - - 3 614
Total

on-balance

sheet
222,079 363,691 16,336 18,982 267,397 11,788 11,027 23,326 12,164 23,955 13,792 984,537
Off-balance

sheet:
Contingent

liabilities
1,150 5,501 3,187 1,260 1,028 3,223 978 2,283 - 155 2,167 20,932
Loan

commitments
1,773 51,900 39,447 12,843 1,398 25,766 16,626 24,001 134 69,646 21,488 265,022
Total

off-balance

sheet
2,923 57,401 42,634 14,103 2,426 28,989 17,604 26,284 134 69,801 23,655 285,954
Total 225,002 421,092 58,970 33,085 269,823 40,777 28,631 49,610 12,298 93,756 37,447 1,270,491
As

at

31

December

2019
On-balance

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

on-balance

sheet
180,449 268,708 13,913 20,817 217,473 11,931 9,681 23,860 11,344 33,564 12,893 804,633
Off-balance

sheet:
Contingent

liabilities
1,250 8,043 3,549 703 1,231 3,318 1,072 2,831 - 109 1,671 23,777
Loan

commitments
1,861 47,619 42,001 13,358 1,703 29,865 14,320 22,491 49 73,573 23,187 270,027
Total

off-balance

sheet
3,111 55,662 45,550 14,061 2,934 33,183 15,392 25,322 49 73,682 24,858 293,804
Total
183,560 324,370 59,463 34,878 220,407 45,114 25,073 49,182 11,393 107,246 37,751 1,098,437

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

70
Approach

to

management

and

representation

of

credit

quality
Asset

credit

quality
The

credit

quality

distribution

is

based

on

the

IFRS

9

12

month

probability

of

default

(PD)

at

the

reporting

date

to

ensure

comparability

with

other
ECL

disclosures

on

pages

51

to

56.
The

Barclays

Bank

Group

uses

the

following

internal

measures

to

determine

credit

quality

for

loans:
Retail

and

Wholesale
lending
Default

Grade
Probability

of

default
Credit

Quality

Description
1-3
0.0

to

<

0.05%
Strong
4-5

0.05

to

<

0.15%
6-8

0.15

to

<

0.30%
9-11

0.30

to

<

0.60%
12-14
0.60

to

<

2.15%
Satisfactory
15-19

19

2.15

to

<

10%

10

to

<
11.35%
20-21

11.35%

to

<
100%
Higher

Risk
22 100%
Credit

Impaired
For

retail

clients,

a

range

of

analytical

tools

is

used

to

derive

the

probability

of

default

of

clients

at

inception

and

on

an

ongoing

basis.
These

credit

quality

descriptions

can

be

summarised

as

follows:
Strong:

there

is

a

very

high

likelihood

of

the

asset

being

recovered

in

full.
Satisfactory:

while

there

is

a

high

likelihood

that

the

asset

will

be

recovered

and

therefore,

of

no

cause

for

concern

to

the

Barclays

Bank

Group,
the

asset

may

not

be

collateralised,

or

may

relate

to

unsecured

retail

facilities.

At

the

lower

end

of

this

grade

there

are

customers

that

are

being
more

carefully

monitored,

for

example,

corporate

customers

which

are

indicating

some

evidence

of

deterioration,

mortgages

with

a

high

loan

to
value,

and

unsecured

retail

loans

operating

outside

normal

product

guidelines.
Higher

risk:

there

is

concern

over

the

obligor’s

ability

to

make

payments

when

due.

However,

these

have

not

yet

converted

to
actual

delinquency.

There

may

also

be

doubts

over

the

value

of

collateral

or

security

provided.

However,

the

borrower

or

counterparty

is
continuing

to

make

payments

when

due

and

is

expected

to

settle

all

outstanding

amounts

of

principal

and

interest.
Debt

securities
For

assets

held

at

fair

value,

the

carrying

value

on

the

balance

sheet

will

include,

among

other

things,

the

credit

risk

of

the

issuer.

Most

listed
and

some

unlisted

securities

are

rated

by

external

rating

agencies.

The

Barclays

Bank

Group

mainly

uses

external

credit

ratings

provided

by
Standard

&

Poor’s,

Fitch

or

Moody’s.

Where

such

ratings

are

not

available

or

are

not

current,

the

Barclays

Bank

Group

will

use

its

own

internal
ratings

for

the

securities.
Balance

sheet

credit

quality
The

following

tables

present

the

credit

quality

of

Barclays

Bank

Group

assets

exposed

to

credit

risk.

Overview
As

at

31

December

2020,

the

ratio

of

the

Barclays

Bank

Group’s

on-balance

sheet

assets

classified

as

strong

(0.0

<

0.60%)

remained

stable

at
86%

(2019:

85%)

of

total

assets

exposed

to

credit

risk.

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

71
Balance

sheet

credit

quality

(audited)
Barclays

Bank

Group
PD
Range
0.0

to
<0.60%
0.60

to
<11.35%
11.35%

to
100% Total
0.0

to
<0.60%
0.60

to
<11.35%
11.35%

to
100% Total
As

at

31

December

2020
£m £m £m £m % % % %
Cash

and

balances

at

central

banks
155,902 - -
155,902
100 - - 100
Cash

collateral

and

settlement

balances
86,882 10,725 9
97,616
89 11 - 100
Loans

and

advances

at

amortised

cost
Home

loans
7,582 2,840 771 11,193 68 25 7 100
Credit

cards,

unsecured

loans

and

other

retail
lending
10,742 11,259 1,367 23,368 46 48 6 100
Wholesale

loans
75,672 20,828 3,206 99,706 76 21 3 100
Total

loans

and

advances

at

amortised

cost
93,996 34,927 5,344 134,267
70 26 4 100
Reverse

repurchase

agreements

and

other
similar

secured

lending
8,969 12 -
8,981 100 - - 100
Trading

portfolio

assets:
Debt

securities
51,109 4,871 216 56,196 91 9 - 100
Traded

loans
704 5,107 2,537 8,348 9 61 30 100
Total

trading

portfolio

assets
51,813 9,978 2,753 64,544 80 16 4 100
Financial

assets

at

fair

value

through

the
income

statement:
Loans

and

advances
13,174 14,232 43 27,449 48 52 - 100
Debt

securities
1,136 515 46 1,697 67 30 3 100
Reverse

repurchase

agreements
96,318 41,566 674 138,558 70 30 - 100
Other

financial

assets
302 13 - 315 96 4 - 100
Total

financial

assets

at

fair

value

through
the

income

statement
110,930 56,326 763 168,019 66 34 - 100
Derivative

financial

instruments
282,864 19,352 477 302,693 94 6 - 100
Financial

assets

at

fair

value

through

other
comprehensive

income
51,893 8 - 51,901 100 - - 100
Other

assets
572 42 - 614 93 7 - 100
Total

on-balance

sheet
843,821 131,370 9,346 984,537 86 13 1 100
As

at

31

December

2019
Cash

and

balances

at

central

banks
125,940 - - 125,940 100 - - 100
Cash

collateral

and

settlement

balances
69,351 10,135 - 79,486 87 13 - 100
Loans

and

advances

at

amortised

cost
Home

loans
7,536 2,626 824 10,986 68 24 8 100
Credit

cards,

unsecured

loans

and

other

retail
lending
13,631 18,019 1,853 33,503 40 54 6 100
Wholesale

loans
75,638 19,716 1,793 97,147 78 20 2 100
Total

loans

and

advances

at

amortised

cost
96,805 40,361 4,470 141,636 69 28 3 100
Reverse

repurchase

agreements

and

other
similar

secured

lending
1,642 89
-
1,731 95 5 - 100
Trading

portfolio

assets:
Debt

securities
48,258 3,479 143 51,880 93 7 - 100
Traded

loans
864 3,219 1,295 5,378 16 60 24 100
Total

trading

portfolio

assets
49,122 6,698 1,438 57,258 85 12 3 100
Financial

assets

at

fair

value

through

the
income

statement:
Loans

and

advances
11,030 7,880 227 19,137 58 41 1 100
Debt

securities
4,786 404 30 5,220 91 8 1 100
Reverse

repurchase

agreements
63,411 34,232 180 97,823 65 35 - 100
Other

financial

assets
736 6 - 742 99 1 - 100
Total

financial

assets

at

fair

value

through
the

income

statement
79,963 42,522 437 122,922 65 35 - 100
Derivative

financial

instruments
216,508 13,012 121 229,641 94 6 - 100
Financial

assets

at

fair

value

through

other
comprehensive

income
45,405 - - 45,405 100 - - 100
Other

assets
501 113 - 614 82 18 - 100
Total

on-balance

sheet
685,237 112,930 6,466 804,633 85 14 1 100

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

72
Credit

exposures

by

internal

PD

grade
The

below

tables

represents

credit

risk

profile

by

PD

grade

for

loans

and

advances

at

amortised

cost,

contingent

liabilities

and

loan
commitments.
Stage

1

higher

risk

assets,

presented

gross

of

associated

collateral

held,

are

of

weaker

credit

quality

but

have

not

significantly

deteriorated
since

origination.

Examples

would

include

leveraged

corporate

loans

or

non-prime

credit

cards.
IFRS

9

Stage

1

and

Stage

2

classification

is

not

dependent

solely

on

the

absolute

probability

of

default

but

on

elements

that

determine

a
Significant

Increase

in

Credit

Risk

(see

Note

7

to

the

financial

statements

on

page

121),

including

relative

movement

in

probability

of

default
since

initial

recognition.

There

is

therefore

no

direct

relationship

between

credit

quality

and

IFRS

9

stage

classification.
Barclays

Bank

Group
As

at

31

December

2020
Credit

risk

profile

by

internal

PD

grade

for

loans

and

advances

at

amortised

cost

(audited)
Gross

carrying

amount
Allowance

for

ECL
Net
exposure
Coverage
ratio
PD

range
Credit

quality
description
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
Grading % £m £m £m £m £m £m £m £m £m %
1-3
0.0

to

<

0.05%
Strong
36,388 689 - 37,077 2 3 - 5 37,072
–

4-5
0.05

to

<

0.15%
Strong
17,008 627 - 17,635 17 4 - 21 17,614 0.1
6-8
0.15

to

<

0.30%
Strong
13,667 2,463 - 16,130 34 52 - 86 16,044 0.5
9-11
0.30

to

<

0.60%
Strong
21,049 2,432 - 23,481 88 127 - 215 23,266 0.9
12-14
0.60

to

<

2.15%
Satisfactory
16,951 4,913 - 21,864 293 351 - 644 21,220 2.9
15-19
2.15

to

<

10%
Satisfactory
5,264 6,661 - 11,925 183 651 - 834 11,091 7.0
19
10

to

<

11.35%
Satisfactory
1,042 1,698 - 2,740 25 99 - 124 2,616 4.5
20-21
11.35

to

<

100%
Higher

Risk
435 2,927 - 3,362 43 625 - 668 2,694 19.9
22 100%
Credit
Impaired
- - 5,119 5,119 - - 2,469 2,469 2,650 48.2
Total 111,804 22,410 5,119 139,333 685 1,912 2,469
5,066 134,267 3.6
As

at

31

December

2019
Credit

risk

profile

by

internal

PD

grade

for

loans

and

advances

at

amortised

cost

(audited)
Gross

carrying

amount
Allowance

for

ECL
Net
exposure
Coverage
ratio
PD

range
Credit

quality
description
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
Grading % £m £m £m £m £m £m £m £m £m %
1-3
0.0

to

<

0.05%
Strong
37,430 564 - 37,994 9 15 - 24 37,970 0.1
4-5
0.05

to

<

0.15%
Strong
17,117 783 - 17,900 6 - - 6 17,894 -
6-8
0.15

to

<

0.30%
Strong
15,020 581 - 15,601 16 1 - 17 15,584 0.1
9-11
0.30

to

<

0.60%
Strong
24,490 944 - 25,434 71 6 - 77 25,357 0.3
12-14
0.60

to

<

2.15%
Satisfactory
24,211 1,740 - 25,951 134 102 - 236 25,715 0.9
15-19
2.15

to

<

10%
Satisfactory
7,491 5,450 - 12,941 185 339 - 524 12,417 4.0
19
10

to

<

11.35%
Satisfactory
1,945 339 - 2,284 21 34 - 55 2,229 2.4
20-21
11.35

to

<

100%
Higher

Risk
641 2,238 - 2,879 50 561 - 611 2,268 21.2
22 100%
Credit
Impaired
- - 4,348 4,348 - - 2,146 2,146 2,202 49.4
Total 128,345 12,639 4,348 145,332 492 1,058 2,146 3,696 141,636
2.5

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

73
As

at

31

December

2020
Credit

risk

profile

by

internal

PD

grade

for

contingent

liabilities
a

(audited)
Gross

carrying

amount
Allowance

for

ECL
Net
exposure
Coverage
ratio
PD

range
Credit

quality
description
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
Grading % £m £m £m £m £m £m £m £m £m %
1-3
0.0

to

<

0.05%
Strong
5,502 188 - 5,690 1 - - 1 5,689
–

4-5
0.05

to

<

0.15%
Strong
2,765 428 - 3,193 3 2 - 5 3,188 0.2
6-8
0.15

to

<

0.30%
Strong
1,468 165 - 1,633 3 4 - 7 1,626 0.4
9-11
0.30

to

<

0.60%
Strong
3,524 552 - 4,076 5 33 - 38 4,038 0.9
12-14
0.60

to

<

2.15%
Satisfactory
2,712 546 - 3,258 8 25 - 33 3,225 1.0
15-19
2.15

to

<

10%
Satisfactory
305 398 - 703 7 21 - 28 675 4.0
19
10

to

<

11.35%
Satisfactory
264 423 - 687 17 83 - 100 587 14.6
20-21
11.35

to

<

100%
Higher

Risk
40 769 - 809 - 61 - 61 748 7.5
22 100%
Credit
Impaired
- - 654 654 - - 10 10 644 1.5
Total 16,580 3,469 654 20,703 44 229 10
283 20,420 1.4
As

at

31

December

2019
Credit

risk

profile

by

internal

PD

grade

for

contingent

liabilities
a

(audited)
Gross

carrying

amount
Allowance

for

ECL
Net
exposure
Coverage
ratio
PD

range
Credit

quality
description
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
Grading % £m £m £m £m £m £m £m £m £m %
1-3
0.0

to

<

0.05%
Strong
6,198 118 - 6,316 1 - - 1 6,315 -
4-5
0.05

to

<

0.15%
Strong
4,199 40 - 4,239 1 - - 1 4,238 -
6-8
0.15

to

<

0.30%
Strong
2,953 103 - 3,056 1 - - 1 3,055 -
9-11
0.30

to

<

0.60%
Strong
4,551 136 - 4,687 2 2 - 4 4,683 0.1
12-14
0.60

to

<

2.15%
Satisfactory
2,529 654 - 3,183 7 8 - 15 3,168 0.5
15-19
2.15

to

<

10%
Satisfactory
663 244 - 907 4 8 - 12 895 1.3
19
10

to

<

11.35%
Satisfactory
421 172 - 593 9 9 - 18 575 3.0
20-21
11.35

to

<

100%
Higher

Risk
117 282 - 399 - 30 - 30 369 7.5
22 100%
Credit
Impaired
- - 354 354 - - 5 5 349 1.4
Total
21,631 1,749 354 23,734 25 57
5
87 23,647 0.4

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

74
As

at

31

December

2020
Credit

risk

profile

by

internal

PD

grade

for

loan

commitments
a

(audited)
Gross

carrying

amount
Allowance

for

ECL
Net
exposure
Coverage
ratio
PD

range
Credit

quality
description
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
Grading % £m £m £m £m £m £m £m £m £m %
1-3
0.0

to

<

0.05%
Strong
52,522 5,311 - 57,833 3 1 - 4 57,829
–

4-5
0.05

to

<

0.15%
Strong
62,677 5,730 - 68,407 11 8 - 19 68,388
–

6-8
0.15

to

<

0.30%
Strong
41,621 6,260 - 47,881 15 20 - 35 47,846 0.1
9-11
0.30

to

<

0.60%
Strong
25,461 6,187 - 31,648 14 19 - 33 31,615 0.1
12-14
0.60

to

<

2.15%
Satisfactory
20,730 6,978 - 27,708 113 18 - 131 27,577 0.5
15-19
2.15

to

<

10%
Satisfactory
3,621 2,991 - 6,612 23 44 - 67 6,545 1.0
19
10

to

<

11.35%
Satisfactory
4,778 4,971 - 9,749 11 25 - 36 9,713 0.4
20-21
11.35

to

<

100%
Higher

Risk
750 3,775 - 4,525 5 115 - 120 4,405 2.7
22 100%
Credit
Impaired
- - 1,411 1,411 - - 41 41 1,370 2.9
Total
212,160 42,203 1,411 255,774 195 250 41 486 255,288 0.2
As

at

31

December

2019
Credit

risk

profile

by

internal

PD

grade

for

loan

commitments
a

(audited)
Gross

carrying

amount
Allowance

for

ECL
Net
exposure
Coverage
ratio
PD

range
Credit

quality
description
Stage

1
Stage

2
Stage

3
Total
Stage

1
Stage

2
Stage

3
Total
Grading % £m £m £m £m £m £m £m £m £m %
1-3
0.0

to

<

0.05%
Strong
77,725 990 - 78,715 4 - - 4 78,711 -
4-5
0.05

to

<

0.15%
Strong
53,910 1,480 - 55,390 3 - - 3 55,387 -
6-8
0.15

to

<

0.30%
Strong
43,728 811 - 44,539 6 1 - 7 44,532 -
9-11
0.30

to

<

0.60%
Strong
28,813 1,294 - 30,107 10 2 - 12 30,095 -
12-14
0.60

to

<

2.15%
Satisfactory
27,115 2,066 - 29,181 26 9 - 35 29,146 0.1
15-19
2.15

to

<

10%
Satisfactory
4,322 2,050 - 6,372 7 21 - 28 6,344 0.4
19
10

to

<

11.35%
Satisfactory
3,454 1,814 - 5,268 4 7 - 11 5,257 0.2
20-21
11.35

to

<

100%
Higher

Risk
594 1,852 - 2,446 - 15 - 15 2,431 0.6
22 100%
Credit
Impaired
- - 349 349 - - 50 50 299 14.3
Total
239,661 12,357 349 252,367 60 55 50 165 252,202 0.1
Note
a

Excludes

loan

commitments

and

financial

guarantees

carried

at

fair

value

of

£9.5bn

(2019:

£17.7bn)

for

Barclays

Bank

Group

.

Risk

review
Risk

performance
Credit

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

75
Analysis

of

specific

portfolios

and

asset

types
Credit

cards,

unsecured

loans

and

other

retail

lending
The

principal

portfolios

listed

below

accounted

for

77%

(2019:

83%)

of

Barclays

Bank

Group’s

total

credit

cards,

unsecured

loans

and

other
retail

lending.
Credit

cards

and

unsecured

loans

principal

portfolios
Gross

exposure
30

day

arrears
rate,

excluding
recovery

book
90

day

arrears
rate,

excluding
recovery

book
Annualised
gross

write

-off
rate
Annualised

net
write

-off

rate
£m % % % %
As

at

31

December

2020
US

cards
16,845 2.5 1.4 5.6 5.6
Germany

consumer

lending
3,458 1.9 0.8 1.2 1.1
As

at

31

December

2019
US

cards
22,041 2.7 1.4 4.5 4.4
Barclays

Partner

Finance
a 4,134 0.9 0.3 1.7 1.7
Germany

consumer

lending
3,683 1.8 0.7 1.1 1.0
Notes
a

On

1

April

2020,

the

Barclays

Partner

Finance

business

moved

from

Barclays

International

to

Barclays

UK.

The

2019

comparative

figures

have

not

been

restated.
US

cards:

30

days

arrears

rate

decreased

to

2.5%

(2019:

2.7%)

due

to

government

support

schemes

and

payment

holidays

resulting

in

fewer
accounts

entering

into

delinquency.

90

day

arrears

rate

remained

stable

at

1.4%.

Write

-off

rates

were

in

line

with

seasonal

trends.

A

total

of
251k

payment

holidays

were

provided

to

customers

in

the

year.

At

31

December

2020,

the

book

value

of

the

portfolio

where

payment

holidays
remain

in

place

was

£54.7m,

representing

0.3%

of

the

portfolio.
Germany

consumer

lending:

Increases

in

30

and

90

days

arrears

rates

were

primarily

driven

by

the

drop

in

the

overall

balances.

A

total

of

9k
payment

holidays

were

provided

to

customers

in

the

year.

At

31

December

2020,

the

book

value

of

the

portfolio

where

payment

holidays

remain
in

place

was

£0.24m,

representing

0.01%

of

the

portfolio.

Risk

review
Risk

performance
Market

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

76
Summary

of

Contents
Page
◾

Market

risk

overview
◾

Measures

of

market

risk

in

the

Barclays

Bank

Group

and
accounting

measures
◾

Summary

of

performance

in

the

period
76
76
76
Outlines

key

measures

used

to

summarise

the

market

risk

profile

of
the

Barclays

Bank

Group

such

as

VaR.

◾

Traded

market

risk
◾

Review

of

management

measures
-

The

daily

average,

maximum

and

minimum

values

of
management

VaR
-

Business

scenario

stresses
76
76
77
77
The

Barclays

Bank

Group

discloses

details

on

management
measures

of

market

risk.

Total

management

VaR

includes

all
trading

positions

and

is

presented

on

a

diversified

basis

by

risk
factor.

This

section

also

outlines

the

macroeconomic

conditions

modelled
as

part

of

the

Barclays

Bank

Group’s

risk

management

framework.
All

disclosures

in

this

section

(pages

76

to

77)

are

unaudited

unless

otherwise

stated.
Overview
This

section

contains

key

statistics

describing

the

market

risk

profile

of

the

Barclays

Bank

Group:
●

Page

41

covers

the

management

of

market

risk.

Management

measures

are

shown

on

page

76.
Measures

of

market

risk

in

the

Barclays

Bank

Group

and

accounting

measures
Traded

market

risk

measures

such

as

VaR

and

balance

sheet

exposure

measures

have

fundamental

differences:
●

Balance

sheet

measures

show

accruals-based

balances

or

marked

to

market

values

as

at

the

reporting

date.
●

VaR

measures

also

take

account

of

current

marked

to

market

values

but,

in

addition,

hedging

effects

between

positions

are

considered.

●

Market

risk

measures

are

expressed

in

terms

of

changes

in

value

or

volatilities

as

opposed

to

static

values.
For

these

reasons,

it

is

not

possible

to

present

direct

reconciliations

of

traded

market

risk

and

accounting

measures.
Summary

of

performance

in

the

period
Average

management

VaR

increased

to

£31m

(2019:

£23m),

driven

by

an

increase

in

market

volatility

in

late

Q1

and

Q2

during

the

initial

phase
of

the

COVID-19

pandemic.

Management

VaR

stabilised

and

declined

in

the

second

half

of

the

year.

Traded

market

risk

review
Review

of

management

measures
The

following

disclosures

provide

details

of

management

measures

of

market

risk.
The

table

below

shows

the

total

management

VaR

on

a

diversified

basis

by

risk

factor.

Total

management

VaR

includes

all

trading

positions

in
CIB

and

the

supporting

Barclays

Bank

Group

Treasury

desks.
Limits

are

applied

against

each

risk

factor

VaR

as

well

as

total

m

anagement

VaR,

which

are

then

cascaded

further

by

risk

managers

to

each
business.

Risk

review
Risk

performance
Market

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

77
The

daily

average,

maximum

and

minimum

values

of

management

VaR
Management

VaR

(95%,

one

day)

(audited)

2020 2019
Average High Low
Average High Low
For

the

year

ended

31

December
£m £m £m
£m £m £m
Credit

risk

20 38 10 12 17 8
Interest

rate

risk

10 17 6 6 11 3
Equity

risk

13 35 6 10 22 5
Basis

risk

9 14 7 8 11 6
Spread

risk

5 9 3 4 5 3
Foreign

exchange

risk

4 7 2 3 5 2
Commodity

risk

1 1
–

1 2 -
Inflation

risk

2 3 1 2 3 1
Diversification

effect
a (33) n/a n/a (23) n/a n/a
Total

management

VaR
31 57 17 23 29 16
Notes
a

Diversification

effects

recognise

that

forecast

losses

from

different

assets

or

businesses

are

unlikely

to

occur

concurrently,

hence

the

expected

aggregate

loss

is

lower

than

the
sum

of

the

expected

losses

from

each

area.

Historical

correlations

between

losses

are

taken

into

account

in

making

these

assessments.

The

high

and

low

VaR

figures
reported

for

each

category

did

not

necessarily

occur

on

the

same

day

as

the

high

and

low

VaR

reported

as

a

whole.

Consequently,

a

diversification

effect

balance

for

the

high
and

low

VaR

figures

would

not

be

meaningful

and

is

therefore

omitted

from

the

above

table.
Barclays

Bank

Group

Management

VaR
a

(£m)

Business

scenario

stresses
As

part

of

the

Barclays

Bank

Group’s

risk

management

framework,

on

a

regular

basis

the

performance

of

the

trading

business

in

hypothetical
scenarios

characterised

by

severe

macroeconomic

conditions

is

modelled.

Up

to

seven

global

scenarios

are

modelled

on

a

regular

basis,

for
example,

a

sharp

deterioration

in

liquidity,

a

slowdown

in

the

global

economy,

global

recession

and

a

sharp

increase

in

economic

growth.
In

2020

the

scenario

analyses

showed

that

the

largest

market

risk

related

impacts

would

be

due

to

a

severe

deterioration

in

financial

liquidity
and

a

global

recession.

Risk

review
Risk

performance
Treasury

and

Capital

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

78
Summary

of

Contents
Page
Liquidity

risk

performance
◾

Liquidity

risk

overview
◾

Liquidity

risk

stress

testing
79
79
The

risk

that

the

firm

is

unable

to

meet

its

contractual

or

contingent
obligations

or

that

it

does

not

have

the

appropriate

amount,

tenor
and

composition

of

funding

and

liquidity

to

support

its

assets
.
This

section

provides

an

overview

of

the

Barclays

Bank

Group’s
liquidity

risk.
◾

Contractual

maturity

of

financial

assets

and

liabilities
79
Provides

details

on

the

contractual

maturity

of

all

financial
instruments

and

other

assets

and

liabilities.
Capital

risk

performance
◾

Capital

risk

overview

-

Capital

ratios
-

Capital

resources
-

Capital

Requirements

Regulation

(CRR)

leverage

ratio
84
84
84
84
Capital

risk

is

the

risk

that

the

firm

has

an

insufficient

level

or
composition

of

capital

to

support

its

normal

business

activities

and
to

meet

its

regulatory

capital

requirements

under

normal

operating
environments

or

stressed

conditions

(both

actual

and

as

defined

for
internal

planning

or

regulatory

testing

purposes).

This

also

includes
the

risk

from

the

firm’s

pension

plans.
This

section

details

Barclays

Bank

Group’s

capital

and

leverage
position.
◾

Foreign

exchange

risk
-

Transactional

foreign

currency

exposure
-

Translational

foreign

exchange

exposure
-

Functional

currency

of

operations
85
85
85
85
Barclays

Bank

Group

discloses

the

two

sources

of
foreign

exchange

risk

that

it

is

exposed

to.
◾

Pension

risk

review
-

Assets
-

Liabilities
-

IAS

19

position
-

Risk

measurement
86
86
86
87
87
A

review

focusing

on

the

UK

retirement

fund,

which

represents

the
majority

of

Barclays

Bank

Group’s

total

retirement

benefit

obligation.
Interest

rate

risk

in

the

banking

book
performance
◾

Interest

rate

risk

in

the

banking

book

overview

and

summary
of

performance
◾

Net

interest

income

sensitivity
◾

Analysis

of

equity

sensitivity

◾

Volatility

of

the

FVOCI

portfolio

in

the

liquidity

pool
87
88
88
89
A

description

of

the

non-traded

market

risk

framework

is

provided.
Barclays

Bank

Group

discloses

a

sensitivity

analysis

on

pre-tax

net
interest

income

for

non-trading

financial

assets

and

liabilities.

The
analysis

is

carried

out

by

currency.
Barclays

Bank

Group

discloses

the

overall

impact

of

a

parallel

shift
in

interest

rates

on

other

comprehensive

income

and

cash

flow
hedges.

Barclays

Bank

Group

measures

the

volatility

of

the

value

of

the
FVOCI

instruments

in

the

liquidity

pool

through

non-traded

market
risk

VaR.

Risk

review
Risk

performance
Treasury

and

Capital

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

79
Liquidity

risk
All

disclosures

in

this

section

(pages

79

to

83)

are

unaudited

unless

otherwise

stated.
Overview
The

efficient

management

of

liquidity

is

essential

to

the

Barclays

Bank

Group

in

order

to

retain

the

confidence

of

markets

and

maintain

the
sustainability

of

the

business.

The

liquidity

risk

control

framework

is

used

to

manage

all

liquidity

risk

exposures

under

both

BAU

and

stressed
conditions.

The

framework

is

designed

to

maintain

liquidity

resources

that

are

sufficient

in

amount,

quality

and

funding

tenor

profile

to

support
the

liquidity

risk

appetite

as

expressed

by

the

Barclays

Bank

PLC

Board.

The

liquidity

risk

appetite

is

monitored

against

both

internal

and
regulatory

liquidity

metrics.

For

the

purpose

of

liquidity

management,

Barclays

Bank

PLC

and

its

subsidiary

Barclays

Capital

Securities

Limited,

a

UK

broker

dealer

entity,
are

monitored

on

a

combined

basis

by

the

PRA

under

a

Domestic

Liquidity

Sub-Group

(Barclays

Bank

PLC

DoLSub)

arrangement.
Liquidity

risk

stress

testing
The

liquidity

risk

assessment

measures

the

potential

contractual

and

contingent

stress

outflows

under

a

range

of

stress

scenarios,

which

are
then

used

to

determine

the

size

of

the

liquidity

pool

that

is

immediately

available

to

meet

anticipated

outflows

if

a

stress

occurs.

The

scenarios
include

a

30

day

Barclays-specific

stress

event,

a

90

day

market-wide

stress

event

and

a

30

day

combined

scenario

consisting

of

both

a
Barclays

specific

and

market-wide

stress

event.

The

CRR

(amended

by

CRR

II)

Liquidity

Coverage

Ratio

(LCR)

requirement

takes

into

account

the

relative

stability

of

different

sources

of
funding

and

potential

incremental

funding

requirements

in

a

stress.

The

LCR

is

designed

to

promote

short-term

resilience

of

a

bank’s

liquidity
risk

profile

by

holding

sufficient

high

quality

liquid

assets

to

survive

an

acute

stress

scenario

lasting

for

30

days.

As

at

31

December

2020,

Barclays

Bank

PLC

DoLSub

held

eligible

liquid

assets

well

above

100%

of

net

stressed

outflows

to

its

internal

and
regulatory

requirements.

The

split

of

the

liquidity

pool

between

cash

and

deposits

with

central

banks,

government

bonds

and

other

eligible
securities

is

broadly

similar

to

the

Barclays

Group.
A

significant

proportion

of

the

liquidity

pool

is

located

in

Barclays

Bank

PLC

and

Barclays

Bank

Ireland

PLC.

The

residual

portion

of

the

liquidity
pool,

which

is

predominantly

in

the

US

subsidiaries,

is

held

against

entity-specific

stress

outflows

and

local

regulatory

requirements.
The

liquidity

pool

increased

to

£206bn

(December

2019:

£169bn)

and

the

LCR

remained

above

the

100%

regulatory

requirement

at

145%
(December

2019:141%).

The

increase

in

the

liquidity

pool

was

driven

by

a

14%

growth

in

deposits

and

lower

unsecured

lending

in

Consumer,
Cards

and

Payments.

The

growth

in

deposits

was

largely

a

consequence

of

government

and

central

bank

policy

response

to

the

COVID19
pandemic.

As

at

As

at

31.12.20 31.12.19
£bn £bn
Barclays

Bank

Group

liquidity

pool

206 169
% %
Barclays

Bank

PLC

DoLSub

Liquidity

Coverage

Ratio

145 141
The

Barclays

Bank

Group

has

direct

access

to

US,

European

and

Asian

capital

markets

through

its

global

investment

banking

operations

and

to
long-term

investors

through

its

clients

worldwide.

Key

sources

of

wholesale

funding

include

money

markets,

certificates

of

deposit,

commercial
paper,

medium

term

issuances

(including

structured

notes)

and

securitisations.

This

funding

capacity

enables

the

Barclays

Bank

Group

to
maintain

a

stable

and

diversified

funding

base.
The

Barclays

Bank

Group

also

supports

various

central

bank

monetary

initiatives,

such

as

the

Bank

of

England’s

Term

Funding

Scheme

(TFS)
and

Term

Funding

Scheme

with

additional

incentives

for

SMEs

(TFSME),

and

the

European

Central

Bank’s

Targeted

Long-Term

Refinancing
Operations

(TLTRO).

These

are

reported

under

‘repurchase

agreements

and

other

similar

secured

borrowing’

on

the

balance

sheet.

In

addition
to

the

£1.4bn

TFS

balance

outstanding

at

the

beginning

of

the

year,

the

Barclays

Bank

Group

drew

£3.6bn

under

TFSME

and

£2.2bn

under
TLTRO

during

the

year.

These

balances

were

outstanding

at

the

year-end.
Contractual

maturity

of

financial

assets

and

liabilities

The

table

on

the

next

page

provides

detail

on

the

contractual

maturity

of

all

financial

instruments

and

other

assets

and

liabilities.

Derivatives
(other

than

those

designated

in

a

hedging

relationship)

and

trading

portfolio

assets

and

liabilities

are

included

in

the

‘on

demand’

column

at

their
fair

value.

Liquidity

risk

on

these

items

is

not

managed

on

the

basis

of

contractual

maturity

since

these

items

are

not

held

for

settlement
according

to

such

maturity

and

will

frequently

be

settled

before

contractual

maturity

at

fair

value.

Derivatives

designated

in

a

hedging
relationship

are

included

according

to

their

contractual

maturity.

Risk

review
Risk

performance
Treasury

and

Capital

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

80
Contractual

maturity

of

financial

assets

and

liabilities

(audited)
Barclays

Bank
Group
On
demand
Not

more
than

three
months
Over

three
months

but
not

more
than

six
months
Over

six
months

but
not

more
than

nine
months
Over

nine
months

but
not

more
than

one
year
Over

one
year

but

not
more

than
two

years
Over

two
years

but
not

more
than

three
years
Over

three
years

but
not

more
than

five
years
Over

five
years

but
not

more
than

ten
years
Over

ten
years Total
As

at

31

December
2020
£m £m £m £m £m £m £m £m £m £m £m
Assets
Cash

and

balances
at

central

banks
155,122 182 598 - - - - - - - 155,902
Cash

collateral

and
settlement

balances
1,281 96,335 - - - - - - - - 97,616
Loans

and

advances
at

amortised

cost
12,854 11,149 6,291 3,770 4,314 21,271 16,663 22,387 14,127 21,441 134,267
Reverse

repurchase
agreements

and
other

similar

secured
lending
150 8,648 - - - - 183 - - - 8,981
Trading

portfolio
assets
127,664 - - - - - - - - - 127,664
Financial

assets

at
fair

value

through

the
income

statement
17,377 123,948 7,547 6,959 4,027 4,294 1,216 2,284 1,853 2,256 171,761
Derivative

financial
instruments
302,429 24 - - - 15 15 112 77 21 302,693
Financial

assets

at
fair

value

through
other

comprehensive
income
- 3,086 1,627 151 95 3,059 3,770 12,741 19,236 8,137 51,902
Other

financial
assets
213 286 107 5 - 3 - - - - 614
Total

financial
assets
617,090 243,658 16,170 10,885 8,436 28,642 21,847 37,524 35,293 31,855 1,051,400
Other

assets
8,331
Total

assets
1,059,731
Liabilities
Deposits

at
amortised

cost
181,455 39,409 13,975 3,665 2,283 1,144 532 602 1,252 379 244,696
Cash

collateral

and
settlement

balances
1,944 83,605 - - - - - - - - 85,549
Repurchase
agreements

and
other

similar

secured
borrowing
4 2,545 - - - 1,400 2,329 4,073 - 92 10,443
Debt

securities

in
issue
- 12,207 3,808 3,833 1,791 2,124 640 2,815 1,995 210 29,423
Subordinated
liabilities
- 3,708 3,222 459 143 3,545 4,811 6,241 5,629 4,247 32,005
Trading

portfolio
liabilities
46,139 - - - - - - - - - 46,139
Financial

liabilities
designated

at

fair
value
15,555 172,250 8,677 5,067 2,928 8,593 6,939 8,576 8,344 12,697 249,626
Derivative

financial
instruments
299,637 - 50 - - 66 67 174 183 403 300,580
Other

financial
liabilities
70 2,072 15 15 16 233 50 90 187 62 2,810
Total

financial
liabilities
544,804 315,796 29,747 13,039 7,161 17,105 15,368 22,571 17,590 18,090 1,001,271
Other

liabilities
4,750
Total

liabilities
1,006,021
Cumulative
liquidity

gap
72,286 148 (13,429) (15,583) (14,308) (2,771) 3,708 18,661 36,364 50,129 53,710

Risk

review
Risk

performance
Treasury

and

Capital

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

81
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
125,065 766 109 - - - - - - - 125,940
Cash

collateral

and
settlement

balances
2,122 77,361 3 - - - - - - - 79,486
Loans

and

advances
at

amortised

cost
11,396 10,376 9,764 4,513 6,227 17,780 18,460 26,294 14,565 22,261 141,636
Reverse

repurchase
agreements

and

other
similar

secured

lending
13 1,449 - - - 77 190 - - 2 1,731
Trading

portfolio
assets
113,337 - - - - - - - - - 113,337
Financial

assets

at

fair
value

through

the
income

statement
14,257 90,292 13,969 3,431 1,150 1,082 313 888 1,803 2,285 129,470
Derivative

financial
instruments
229,460 49 - - - 7 21 1 78 25 229,641
Financial

investments
- - - - - - - - - - -
Financial

assets

at

fair
value

through

other
comprehensive

income
- 3,176 1,672 817 455 3,510 4,305 9,737 17,544 4,190 45,406
Other

financial

assets
307 168 126 - 13 - - - - - 614
Total

financial

assets
495,957 183,637 25,643 8,761 7,845 22,456 23,289 36,920 33,990 28,763 867,261
Other

assets
9,411
Total

assets
876,672
Liabilities
Deposits

at

amortised
cost
158,218 39,831 7,127 2,291 3,147 1,102 536 530 545 554 213,881
Cash

collateral

and
settlement

balances
3,077 64,592 13 - - - - - - - 67,682
Repurchase
agreements

and

other
similar

secured
borrowing
7 1,489 - - - - - 470 - 66 2,032
Debt

securities

in

issue
- 12,418 4,601 3,262 3,036 2,989 131 3,444 3,366 289 33,536
Subordinated

liabilities
- 207 834 397 832 7,999 6,836 7,627 4,784 3,909 33,425
Trading

portfolio
liabilities
35,212 - - - - - - - - - 35,212
Financial

liabilities
designated

at

fair
value
13,952 128,078 10,890 6,519 3,797 6,968 6,235 7,702 7,127 13,178 204,446
Derivative

financial
instruments
228,338 - - 8 - 36 41 42 88 387 228,940
Other

financial
liabilities
217 1,388 19 18 16 777 29 86 183 70 2,803
Total

financial
liabilities
439,021 248,003 23,484 12,495 10,828 19,871 13,808 19,901 16,093 18,453 821,957
Other

liabilities
4,100
Total

liabilities
826,057
Cumulative

liquidity
gap
56,936 (7,430) (5,271) (9,005) (11,988) (9,403) 78 17,097 34,994 45,304 50,615
Expected

maturity

date

may

differ

from

the

contractual

dates,

to

account

for:
◾

Tr

ading

portfolio

assets

and

liabilities

and

derivative

financial

instruments,

which

may

not

be

held

to

maturity

as

part

of

the

Barclays

Bank
Group’s

trading

strategies.
◾

Corporate

and

retail

deposits,

reported

under

deposits

at

amortised

cost,

are

repayable

on

demand

or

at

short

notice

on

a

contractual

basis.

In
practice,

their

behavioural

maturity

is

typically

longer

than

their

contractual

maturity,

and

therefore

provide

stable

funding

for

the

Barclays

Bank
Group’s

operations

and

liquidity

needs.

◾

Loans

to

corporate

and

retail

customers,

which

are

included

within

loans

and

advances

at

amortised

cost

and

financial

assets

at

fair

value,
may

be

repaid

earlier

in

line

with

terms

and

conditions

of

the

contract.
◾

Debt

securities

in

issue,

subordinated

liabilities,

and

financial

liabilities

designated

at

fair

value,

may

include

early

redemption

features.

Risk

review
Risk

performance
Treasury

and

Capital

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

82
Contractual

maturity

of

financial

liabilities

on

an

undiscounted

basis
The

following

table

presents

the

cash

flows

payable

by

the

Barclays

Bank

Group

under

financial

liabilities

by

remaining

contractual

maturities

at
the

balance

sheet

date.

The

amounts

disclosed

in

the

table

are

the

contractual

undiscounted

cash

flows

of

all

financial

liabilities

(i.e.

nominal
values).
The

balances

in

the

below

table

do

not

agree

directly

to

the

balances

in

the

consolidated

balance

sheet

as

the

table

incorporates

all

cash

flows,
on

an

undiscounted

basis,

related

to

both

principal

as

well

as

those

associated

with

all

future

coupon

payments.
Derivative

financial

instruments

held

for

trading

and

trading

portfolio

liabilities

are

included

in

the

on

demand

column

at

their

fair

value.
Contractual

maturity

of

financial

liabilities

-

undiscounted

(audited)
Barclays

Bank

Group
On
demand
Not

more
than

three
months
Over

three
months

but
not

more
than

six
months
Over

six
months

but
not

more
than

one
year
Over

one
year

but

not
more

than
three

years
Over

three
years

but
not

more
than

five
years
Over

five
years

but
not

more
than

ten
years
Over

ten
years Total
£m £m £m £m £m £m £m £m £m
As

at

31

December

2020
Deposits

at

amortised

cost
181,455 39,409 13,975 5,949 1,686 600 1,258 385 244,717
Cash

collateral

and

settlement
balances
1,944 83,605 - - - - - - 85,549
Repurchase

agreements

and
other

similar

secured

borrowing
4 2,545 - - 3,729 4,087 - 154 10,519
Debt

securities

in

issue
- 12,226 3,818 5,629 2,799 2,923 2,098 277 29,770
Subordinated

liabilities
- 3,716 3,342 703 8,845 6,555 6,922 6,500 36,583
Trading

portfolio

liabilities
46,139 - - - - - - - 46,139
Financial

liabilities

designated

at
fair

value
15,555 172,282 8,684 7,998 15,599 8,586 8,369 20,398 257,471
Derivative

financial

instruments
299,637 4 50 - 133 175 190 442 300,631
Other

financial

liabilities
70 2,076 19 39 313 113 227 86 2,943
Total

financial

liabilities
544,804 315,863 29,888 20,318 33,104 23,039 19,064 28,242 1,014,322
As

at

31

December

2019
Deposits

at

amortised

cost
158,218 39,844 7,138 5,457 1,648 532 554 595 213,986
Cash

collateral

and

settlement
balances
3,077 64,614 13 - - - - - 67,704
Repurchase

agreements

and
other

similar

secured

borrowing
7 1,491 - - - 485 - 149 2,132
Debt

securities

in

issue
- 12,473 4,627 6,332 3,229 3,582 3,508 290 34,041
Subordinated

liabilities
- 207 845 1,302 18,750 9,875 6,364 8,617 45,960
Trading

portfolio

liabilities
35,212 - - - - - - - 35,212
Financial

liabilities

designated

at
fair

value
13,952 128,203 11,020 10,597 13,500 8,054 7,519 19,392 212,237
Derivative

financial

instruments
228,338 - - 8 79 45 99 396 228,965
Other

financial

liabilities
217 1,388 19 34 819 99 197 98 2,871
Total

financial

liabilities
439,021 248,220 23,662 23,730 38,025 22,672 18,241 29,537 843,108
Maturity

of

off-balance

sheet

commitments

received

and

given
The

table

below

presents

the

maturity

split

of

the

Barclays

Bank

Group’s

off-balance

sheet

commitments

received

and

given

at

the

balance
sheet

date.

The

amounts

disclosed

in

the

table

are

the

undiscounted

cash

flows

(i.e.

nominal

values)

on

the

basis

of

earliest

opportunity

at
which

they

are

available.

Risk

review
Risk

performance
Treasury

and

Capital

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

83
Maturity

analysis

of

off-balance

sheet

commitments

received

(audited)
On
demand
Not

more
than

three
months
Over

three
months
but

not
more

than
six

months
Over

six
months
but

not
more

than
nine
months
Over

nine
months
but

not
more

than
one

year
Over

one
year

but
not

more
than

two
years
Over

two
years

but
not

more
than

three
years
Over

three
years

but
not

more
than

five
years
Over

five
years

but
not

more
than

ten
years
Over

ten
years Total
Barclays

Bank

Group
£m £m £m £m £m £m £m £m £m £m £m
As

at

31

December
2020
Guarantees,

letters

of
credit

and

credit
insurance
6,462 86 37 68 8 18 14 47 40 25 6,805
Other

commitments
received
92 - - - - - - - - - 92
Total

off-balance

sheet
commitments

received
6,554 86 37 68 8 18 14 47 40 25 6,897
As

at

31

December
2019
Guarantees,

letters

of
credit

and

credit
insurance
5,205 106 22 81 - 11 12 21 12 34 5,504
Other

commitments
received
91 - - 2,373 - - - - - - 2,464
Total

off

-balance

sheet
commitments

received
5,296 106 22 2,454 - 11 12 21 12 34 7,968
Maturity

analysis

of

off-balance

sheet

commitments

given

(audited)
On
demand
Not

more
than

three
months
Over

three
months
but

not
more

than
six
months
Over

six
months
but

not
more

than
nine
months
Over

nine
months
but

not
more

than
one

year
Over

one
year

but
not

more
than

two
years
Over

two
years

but
not

more
than

three
years
Over

three
years

but
not

more
than

five
years
Over

five
years

but
not

more
than

ten
years
Over

ten
years Total
Barclays

Bank

Group
£m £m £m £m £m £m £m £m £m £m £m
As

at

31

December
2020
Contingent

liabilities
20,630 213 57 6 1 25 - - - - 20,932
Documentary

credits
and

other

short-term
trade

related
transactions
1,084 1 1 - - - - - - - 1,086
Standby

facilities,

credit
lines

and

other
commitments
262,586 564 93 123 95 49 196 202 21 7 263,936
Total

off-balance

sheet
commitments

given
284,300 778 151 129 96 74 196 202 21 7 285,954
As

at

31

December
2019
Contingent

liabilities
22,836 366 86 125 140 143 42 28 3 8 23,777
Documentary

credits
and

other

short-term
trade

related
transactions
1,287 3 1 - - - - - - - 1,291
Standby

facilities,

credit
lines

and

other
commitments
264,346 1,134 792 973 638 118 98 273 139 225 268,736
Total

off-balance

sheet
commitments

given
288,469 1,503 879 1,098 778 261 140 301 142 233 293,804

Risk

review
Risk

performance
Treasury

and

Capital

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

84
Capital

risk
All

disclosures

in

this

section

(pages

84

to

87)

are

unaudited

unless

otherwise

stated.
Overview
Barclays

Bank

PLC

is

currently

regulated

by

the

PRA

on

a

solo-consolidated

basis.

Barclays

Bank

PLC

solo-consolidated

comprises

Barclays
Bank

PLC

plus

certain

additional

subsidiaries,

subject

to

PRA

approval.

The

disclosures

below

provide

key

capital

metrics

for

Barclays

Bank
PLC

solo-consolidated

with

further

information

on

its

risk

profile

to

be

included

in

the

Barclays

PLC

Pillar

3

Report

2020,

due

to

be

published

on
18

February

2021

and

which

will

be

available

at

home.barclays/investor-relations/reports-and-events/annual-reports.
Under

the

withdrawal

agreement

between

the

UK

and

the

EU,

the

11

-month

transition

period

expired

at

11pm

on

31

December

2020.

Any
references

to

CRR

as

amended

by

CRR

II

mean,

unless

otherwise

specified,

CRR

as

amended

by

CRR

II,

as

it

forms

part

of

UK

law

pursuant
to

the

European

Union

(Withdrawal)

Act

2018

and

subject

to

the

temporary

transitional

powers

(TTP)

available

to

UK

regulators

to

delay

or
phase-in

on-shoring

changes

to

UK

regulatory

requirements

arising

at

the

end

of

the

transition

period

until

31

March

2022,

as

at

the

applicable
reporting

date.

Throughout

the

TTP

period,

the

Bank

of

England

and

PRA

are

expected

to

review

the

UK

legislation

framework

and

any
disclosures

made

by

the

Barclays

Bank

Group

will

be

subject

to

any

resulting

guidance.
Following

its

stated

intention

to

consult,

on

12

February
2021

the

PRA

launched

a

consultation

on

certain

items

within

the

Basel

standards

that

remain

to

be

implemented

in

the

UK

as

well

as

setting
out

proposed

new

PRA

CRR

rules.
The

following

regulatory

updates

formed

part

of

CRR

as

amended

by

CRR

II

prior

to

31

December

2020

and

subsequently

form

part

of

UK

law
as

defined

above.
On

22

April

2020,

the

regulatory

technical

standards

on

prudent

valuation

were

amended

to

include

an

increase

to

diversification

factors

applied
to

certain

additional

valuation

adjustments.

The

amendments

temporarily

reduced

the

additional

value

adjustment

deduction

(PVA)

and

were
applied

until

31

December

2020

inclusive.
On

27

June

2020,

CRR

as

amended

by

CRR

II

was

further

amended

to

accelerate

specific

CRR

II

measures

and

implement

a

new

IFRS

9
transitional

relief

calculation.

Previously

due

to

be

implemented

in

June

2021,

the

accelerated

measures

primarily

relate

to

the

CRR

leverage
calculation

to

include

additional

settlement

netting

and

limited

changes

to

the

calculation

of

RWAs.
The

IFRS

9

transitional

arrangements

have

been

extended

by

two

years

and

a

new

modified

calculation

has

been

introduced.

100%

relief

will
be

applied

to

increases

in

Stage

1

and

Stage

2

provisions

from

1

January

2020

throughout

2020

and

2021;

75%

in

2022;

50%

in

2023;

25%

in
2024

with

no

relief

applied

from

2025.

The

phasing

out

of

transitional

relief

on

the

“day

1”

impact

of

IFRS

9

as

well

as

increases

in

Stage

1

and
Stage

2

provisions

between

1

January

2018

and

31

December

2019

under

the

modified

calculation

remain

unchanged

and

continue

to

be
subject

to

70%

transitional

relief

throughout

2020;

50%

for

2021;

25%

for

2022

and

with

no

relief

applied

from

2023.

Capital

ratios
a,b,c
As

at

31

December
2020 2019
CET1 14.2% 13.9%
Tier

1

(T1)
18.1% 18.1%
Total

regulatory

capital
21.0% 22.1%
Capital

resources

(audited)
2020 2019
As

at

31

December
£m £m
CET1

capital
25,227 22,080
T1

capital
32,172 28,600
Total

regulatory

capital
37,493 34,955
Total

risk

weighted

assets

(RWAs)

(unaudited)
178,156 158,393
Capital

Requirements

Regulation

(CRR)

leverage

ratio
a,d,e
2020 2019
As

at

31

December
£m £m
CRR

leverage

ratio
3.9% 3.9%
T1

capital
32,172 28,600
CRR

leverage

exposure
826,371 731,715
Notes
a

Capital,

RWAs

and

leverage

are

calculated

applying

the

transitional

arrangements

of

the

CRR

as

amended

by

CRR

II.

This

includes

IFRS

9

transitional

arrangements

and
the

grandfathering

of

CRR

and

CRR

II

non

-compliant

capital

instruments.
b

The

fully

loaded

CET1

ratio

was

13.6%,

with

£24.1bn

of

CET1

capital

and

£177

.3

bn

of

RWAs,

calculated

without

applying

the

transitional

arrangements

of

the

CRR

as
amended

by

CRR

II.

Risk

review
Risk

performance
Treasury

and

Capital

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

85
c

The

Barclays

PLC

CET1

ratio,

as

is

relevant

for

assessing

against

the

conversion

trigger

in

Barclays

Bank

PLC

7.625%

Contingent

Capital

Notes,

was

15.1%.

For

this
calculation

CET1

capital

and

RWAs

are

calculated

applying

the

transitional

arrangements

under

the

CRR,

as

amended

by

CRR

II,

including

the

IFRS

9

transitional
arrangements.

The

benefit

of

the

Financial

Services

Authority

(FSA)

October

2012

interpretation

of

the

transitional

provisions,

relating

to

the

implementation

of

CRD

IV,
expired

in

December

2017.
d

Barclays

Bank

PLC

solo

-consolidated

is

not

subject

to

the

UK

leverage

framework

and

discloses

the

CRR

Leverage

ratio

which

had

no

binding

requirement

as

at

31
December

2020.

Had

the

UK

leverage

rules

been

applied,

which

provides

a

similar

exclusion

on

qualifying

claims

on

central

banks

as

under

CRR

II,

the

31

December

2020
leverage

exposure

would

have

reduced

to

£731.4bn

and

the

leverage

ratio

would

have

increased

to

4.3%.

The

exclusion

for

qualifying

claims

on

central

banks

under

CRR

II
is

subject

to

PRA

approval

for

all

UK

banks

and

as

at

31

December

2020

this

approval

had

not

been

given.

e

The

Financial

Policy

Committee

intends

to

review

the

UK

leverage

framework

in

2021.
Foreign

exchange

risk

(audited)
The

Barclays

Bank

Group

is

exposed

to

two

sources

of

foreign

exchange

risk.
a)

Transactional

foreign

currency

exposure
Transactional

foreign

currency

exposures

represent

exposure

on

banking

assets

and

liabilities,

denominated

in

currencies

other

than

the
functional

currency

of

the

transacting

entity.
The

Barclays

Bank

Group’s

risk

management

policies

are

designed

to

prevent

the

holding

of

significant

open

positions

in

foreign
currencies

outside

the

trading

portfolio

managed

by

Barclays

International

which

is

monitored

through

VaR.
Banking

book

transactional

foreign

exchange

risk

outside

of

Barclays

International

is

monitored

on

a

daily

basis

by

the

market

risk

function

and
minimised

by

the

businesses.
b)

Translational

foreign

exchange

exposure
The

Barclays

Bank

Group

investments

in

overseas

subsidiaries

and

branches

create

capital

resources

denominated

in

foreign

currencies,
principally

USD

and

EUR.

Changes

in

the

GBP

value

of

the

net

investments

due

to

foreign

currency

movements

are

captured

in

the

currency
translation

reserve,

resulting

in

a

movement

in

shareholders’

equity.
Functional

currency

of

operations

(audited)
Foreign
currency
net
investments
Borrowings
which

hedge
the

net
investments
Derivatives
which

hedge
the

net
investments
Structural
currency
exposures
pre-

economic
hedges
Economic
hedges
Remaining
structural
currency
exposures
£m £m £m £m £m £m
As

at

31

December

2020
USD 24,262 (4,512) (764) 18,986 (5,918) 13,068
EUR 5,174 (278) (3) 4,893 (286) 4,607
JPY 582 - - 582 - 582
Other 1,596 (42) (24) 1,530 - 1,530
Total
31,614 (4,832) (791) 25,991 (6,204) 19,787
As

at

31

December

2019
USD 25,628 (8,073) (1,111) 16,443 (5,339) 11,104
EUR 2,987 (3) - 2,984 (1,122) 1,862
JPY 533 - - 533 - 533
Other 1,741 - (34) 1,707 - 1,707
Total 30,889 (8,076) (1,145) 21,667 (6,461) 15,206
Economic

hedges

relate

to

exposures

arising

on

foreign

currency

denominated

preference

share

and

AT1

instruments.

These

instruments
are

accounted

for

at

historical

cost

under

IFRS

and

do

not

qualify

as

hedges

for

accounting

purposes.

The

gain

or

loss

arising

from

changes
in

the

GBP

value

of

these

instruments

is

recognised

on

redemption

in

retained

earnings.
During

2020,

total

structural

currency

exposure

net

of

hedging

instruments

increased

by

£4.6bn

to

£19.8bn

(2019:

£15.2bn).

Foreign

currency
net

investments

increased

by

£0.7bn

to

£31.6bn

(2019:

£30.9bn)

driven

predominantly

by

a

£2.2bn

increase

in

Euro

offset

by

a

£1.4bn
decrease

in

US

dollars

and

£0.1bn

decrease

in

other

currencies.

The

hedges

associated

with

these

foreign

currency

investments

decreased

by
£3.6bn

to

£5.6bn

(2019:

£9.2bn).

Risk

review
Risk

performance
Treasury

and

Capital

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

86
0.7%
4.7%
12.2%
23.9%
31.1%
27.5%
0-10

Years
11-20

Years
21-30

Years
31-40

Years
41-50

Years
51

Years

+
Pension

risk

review
The

UK

Retirement

Fund

(UKRF)

represents

approximately

97%

(2019:

97%)

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

relate

to

interest

rates

and

equities.

The

split

of

scheme

assets

is

shown

within

Note

31

to

the
financial

statements.

The

fair

value

of

the

UKRF

assets

was

£33.9bn

as

at

31

December

2020

(2019:

£31.4bn).
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

liabilities.
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
2020

that

takes

account

of

the

future

inflation

indexing

of

payments

to

beneficiaries.

The

majority

of

the

cash

flows

(approximately

95%)

fall
between

0

and

40

years,

peaking

between

11

and

20

years

and

reducing

thereafter.

The

shape

may

vary

depending

on

changes

to

inflation

and
longevity

expectations

and

any

members

who

elect

to

transfer

out.

Transfers

out

will

bring

forward

the

liability

cash

flows.
For

more

detail

on

the

UKRF’s

financial

and

demographic

valuation

assumptions

see

Note

31
to

the

financial

statements.

Proportion

of

liability

cash

flows

Risk

review
Risk

performance
Treasury

and

Capital

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

87
IAS

19

pension

position

in

2019
The

graph

above

shows

the

evolution

of

the

UKRF’s

net

IAS

19

position

over

the

last

two

years.

During

2020

the

reduction

in

the

IAS

19
position

was

driven

by

the

net

effect

of

bank

contributions

and

a

structured

transaction

agreed

between

the

Barclays

Bank

Group

and

the
Trustee

which

deferred

the

regulatory

capital

impact

of

the

contributions

until

2023-2025.

Credit

spreads

tightening

during

the

year

had

a
negative

impact

which

was

broadly

offset

by

changes

in

other

market

levels,

in

particular

equity

prices

and

interest

rates,

and

updates

to

the
discount

rate

methodology

and

demographic

assumptions.
Refer

to

Note

31

to

the

financial

statements

for

the

sensitivity

of

the

UKRF

to

changes

in

key

assumptions

and

further

information

on

the
structured

transaction.
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

Board

Risk

Committee,

the

Barclays

Group

Risk

Committee,

the

Pensions

Management
Group

and

the

Pension

Executive

Board.

The

VaR

model

takes

into

account

the

valuation

of

the

liabilities

on

an

IAS

19

basis

(see

Note

31

to
the

financial

statements).

The

Trustee

receives

quarterly

Va

R

measures

on

a

funding

basis.
The

pension

liability

is

also

sensitive

to

post-retirement

mortality

assumptions

which

are

reviewed

regularly

(see

Note

31

to

the

financial
statements

for

more

details).

To

mitigate

part

of

this

risk

the

UKRF

has

entered

into

a

longevity

swap

hedging

approximately

a

quarter

of

current
pensioner

liabilities.
In

addition,

the

impact

of

pension

risk

to

the

Barclays

Bank

Group

is

taken

into

account

as

part

of

the

stress

testing

process.

Stress

testing

is
performed

internally

on

at

least

an

annual

basis.

The

UKRF

exposure

is

also

included

as

part

of

regulatory

stress

tests.

The

Barclays

Bank

Group’s

defined

benefit

pension

schemes

affects

shareholders’

equity

in

two

ways:
◾

An

IAS

19

deficit

is

treated

as

a

liability

on

the

Barclays

Bank

Group’s

balance

sheet

and

an

IAS19

surplus

as

an

asset.

Movements

in

the
IAS19

position

due

to

remeasurements,

including

actuarial

losses,

are

recognised

immediately

through

Other

Comprehensive

Income

and

as
such

impact

shareholders’

equity.

◾

In

the

Barclays

Bank

Group’s

statutory

balance

sheet

an

IAS

19

surplus

or

deficit

is

partially

offset

by

a

deferred

tax

liability

or

asset
respectively.

Interest

rate

risk

in

the

banking

book
All

disclosures

in

this

section

(pages

87

to

89)

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

Risk

review
Risk

performance
Treasury

and

Capital

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

88
Summary

of

performance

in

the

period
◾

NII

sensitivity

to

a

-25bp

shock

to

rates

has

increased

year

on

year

due

to

additional

margin

compression

exposure

driven

by

central

bank

rate
cuts

and

growth

in

customer

deposit

balances

through

the

year.

The

increase

in

margin

compression

exposure

is

partially

mitigated

by
hedging

and

potential

margin

decompression

benefit

on

variable

rate

loans.

Key

metrics
-£263m
AEaR

across

the

Barclays

Bank

Group

from

a

negative

25bps

shock

to

forward

interest

rate

curves.
Net

interest

income

sensitivity
The

table

below

shows

a

sensitivity

analysis

on

pre-tax

net

interest

income

for

non-traded

financial

assets

and

liabilities,

including

the

effect

of

any
hedging.

NII

sensitivity

uses

the

Annual

Earnings

at

Risk

(AEaR)

metric.

Note

that

this

metric

assumes

an

instantaneous

parallel

change

to
forward

interest

rate

curves.

The

model

does

not

apply

floors

to

shocked

market

rates,

but

does

recognise

contractual

product

specific

interest
rate

floors

where

relevant.

The

main

model

assumptions

are:

(i)

one-year

ahead

time

horizon;

(ii)

balance

sheet

is

held

constant;

(iii)

balances

are
adjusted

for

assumed

behavioural

profiles

(i.e.

considers

that

customers

may

prepay

the

mortgages

before

the

contractual

maturity);

and

(iv)
behavioural

assumptions

are

kept

unchanged

in

all

rate

scenarios.
Net

Interest

Income

sensitivity

(AEaR)

by

currency
(audited)
2020 2019
+25

basis
points
-25

basis
points
+25

basis
points
-25

basis
points
Barclays

Bank

Group
£m £m £m £m
GBP
32

(169)
19

(34)
USD
47

(61)
29

(32)
EUR
9

(32) (14) (16)
Other

currencies
(2) (1) (9)
8

Total
86

(263)
25

(74)
NII

sensitivity

asymmetry

arises

due

to

the

current

low

interest

rate

levels

as

some

customer

products

have

embedded

floors.

NII

sensitivity

to

a
-25bp

shock

to

rates

has

increased

year

on

year

due

to

additional

margin

compression

exposure

driven

by

central

bank

rate

cuts

and

growth

in
customer

deposit

balances

through

the

year.

NII

Sensitivity

to

a

+25bps

shock

has

increased

year

on

year

primarily

driven

by

the

growth

in
customer

deposit

balances.
Analysis

of

equity

sensitivity
The

analysis

of

equity

sensitivity

table

measures

the

overall

impact

of

a

+/-

25bps

movement

in

interest

rates

on

profit

after

tax,

the

FVOCI
reserve

and

the

cash

flow

hedging

reserve;

encompassing

pension

obligations.

For

non-NII

items

a

DV01

metric

is

used,

which

is

an

indicator

of
the

shift

in

value

for

a

1

basis

point

movement

in

the

yield

curve.

Risk

review
Risk

performance
Treasury

and

Capital

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

89
Analysis

of

equity

sensitivity

(audited)
31

December

2020
31

December

2019
+25

basis
points
-25

basis
points
+25

basis
points
-25

basis
points
Barclays

Bank

Group
£m £m £m £m
Net

interest

income
86 (263) 25 (74)
Taxation

effects

on

the

above
(21) 63 (6) 18
Effect

on

profit

for

the

year
65 (200) 19 (56)
As

percentage

of

net

profit

after

tax
2.7% (8.2%)
0.7% (2.0%)
Effect

on

profit

for

the

year

(per

above)
65 (200) 19 (56)
Fair

value

through

other

comprehensive

income

reserve
(417) 433
(295) 303
Cash

flow

hedging

reserve
(554) 554 (497) 497
Taxation

effects

on

the

above
262 (266) 198 (200)
Effect

on

equity
(644) 521 (575) 544
As

percentage

of

equity
(1.2%) 1.0%
(1.1%) 1.1%
Movements

in

the

FVOCI

reserve

impact

CET1

capital.

However,

movements

in

the

pensions

remeasurement

reserve

recognised

in

FVOCI
only

affect

CET1

capital

if

there

is

an

IAS

19

pension

deficit.

Movements

in

the

cash

flow

hedge

reserve

do

not

affect

CET1

capital.
Volatility

of

the

FVOCI

portfolio

in

the

liquidity

pool
Changes

in

value

of

FVOCI

exposures

directly

impact

through

capital

via

the

FVOCI

reserve.

The

volatility

in

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
2020 2019
Average High Low Average High Low
For

the

year

ended

31

December
£m £m £m £m £m £m
Non-traded

market

value

at

risk

(daily,

95%)
47 59 31 42 49 34
Daily

VaR

trended

upwards

in

H1

2020

due

to

an

increase

in

time

series

volatility

caused

by

the

COVID-19

pandemic

stress.

Risk

in

the

liquidity
pool

was

reduced

at

the

start

of

Q320,

which

caused

a

downward

trend

in

daily

VaR,

and

daily

VaR

was

stable

in

Q420.

Risk

review
Risk

performance
Operational

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

90
All

disclosures

in

this

section

on

pages

90

to

92

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

Data

Management

Risk;

Financial

Reporting

Risk;

Fraud

Risk;

Information
Security

Risk,

Operational

Resilience

Planning

Risk,

Payments

Process

Risk;

People

Risk;

Physical

Security

Risk;

Premises

Risk;

Supplier
Risk;

Tax

Risk;

Technology

Risk

and

Transaction

Operations

Risk.

The

operational

risk

profile

is

also

informed

by

a

number

of

risk

themes:
Cyber;

Data;

and

Resilience.

These

themes

represent

threats

to

the
Barclays

Bank

Group

that

extend

across

multiple

risk

types,

and

therefore
require

an

integrated

risk

management

approach.
For

definitions

of

these

risks

refer

to

pages

121

to

122

of

the

Barclays

PLC

Pillar

3

Report

2020.

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

threshold,

which

have

had

a

financial

impact

in

2020.

The

Barclays

Bank

Group’s

operational

risk

profile

is

informed

by

bottom-up
risk

assessments

undertaken

by

each

business

unit

and

top-down

qualitative

review

by

the

Operational

Risk

specialists

for

each

risk

type.
Fraud,

Transacti

on

Operations,

Information

Security

and

Technology

continue

to

be

highlighted

as

key

operational

risk

exposures.

For

information

on

conduct

risk

events,

see

the

conduct

risk

section.
Summary

of

performance

in

the

period
During

2020,

total

operational

risk

losses
a

decreased

to

£109m

(2019:

£124m)

and

the

number

of

recorded

events

for

2020

decreased

to

879
from

1,044

events

recorded

during

the

prior

year.

The

total

operational

risk

losses

for

the

year

were

mainly

driven

by

events

falling

within

the
Execution,

Delivery

&

Process

Management

category,

which

tend

to

be

high

volume

but

low

impact

events.
Key

metrics
70%
of

the

Barclays

Bank

Group’s

net

reportable

operational

risk

events

had

a

loss

value

of

£50,000

or

less

56%
of

events

by

number

are

due

to

Execution,

Delivery

and

Process

Management
86%
of

losses

are

from

events

aligned

to

Execution,

Delivery

and

Process

Management
Operational

risk

profile
Within

operational

risk,

there

are

a

large

number

of

small

value

risk

events.

In

2020,

70%

(2019:

79%)

of

the

Barclays

Bank

Group’s

reportable
operational

risk

events

by

volume

had

a

value

of

less

than

£50,000

each.

Cumulatively,

events

under

this

£50,000

threshold

accounted

for

only
11%

(2019:

12%)

of

the

Barclays

Bank

Group’s

total

net

operational

risk

losses.

A

small

proportion

of

operational

risk

events

have

a

material
impact

on

the

financial

results

of

the

Barclays

Bank

Group.
The

analysis

below

presents

the

Barclays

Bank

Group’s

operational

risk

events

by

Basel

event

category:

Risk

review
Risk

performance
Operational

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

91
Note
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

data

for

prior

year

losses

are

updated.
◾

Execution,

Delivery

and

Process

Management

impacts

during

2020

of

£94m

increased

from

previous

year

(2019:

£86m)

and

accounted

for

a
higher

proportion,

86%

of

total

operational

risk

losses

(2019:

69%).

The

events

in

this

category

are

typical

of

the

banking

industry

as

a

whole
where

high

volumes

of

transactions

are

processed

on

a

daily

basis,

mapping

mainly

to

Barclays

Transaction

Operations

risk

type.

The

overall
frequency

of

events

in

this

category

increased

in

2020

to

56%

of

total

events

by

volume

(2019:

41%).
◾

External

Fraud

frequency

of

events

fell

significantly

in

2020

to

36%

of

total

events

(2019:

50%),

with

volume

decreasing

to

317

events

from
526

in

the

previous

year.

In

this

category,

high

volume,

low

value

events

are

driven

by

transactional

fraud

often

related

to

debit

and

credit

card
usage.

Ratio

of

losses

in

this

category

dropped

to

8%

of

total

2020

losses

(2019:

21%).

◾

Business

Disruption

and

System

Failures

impacts

accounted

for

a

reduced

share

of

total

impacts

at

6%

(2019:

9%),

with

actual

losses

down
to

£6m

(2019:

£11m)

and

volume

of

events

fell

down

to

39

(2019:

76).
Investment

continues

to

be

made

in

improving

the

control

environment

across

the

Barclays

Bank

Group.

Particular

areas

of

focus

include

new
and

enhanced

fraud

prevention

systems

and

tools

to

combat

the

increasing

level

of

fraud

attempts

being

made

and

to

minimise

any

disruption
to

genuine

transactions.

Fraud

remains

an

industry-wide

threat

and

the

Barclays

Bank

Group

continues

to

work

closely

with

external

partners

on
various

prevention

initiatives.

Operational

Resilience

is

and

has

been

a

key

area

of

focus

for

the

Barclays

Bank

Group.

The

COVID-19

pandemic

is

the

most

severe

global
health

emergency

the

World

Health

Organization

(WHO)

has

ever

declared.

Whilst

overall

the

Barclays

Bank

Group

proved

to

be

resilient,

the
COVID-19

pandemic

has

caused

disruption

to

the

Barclays

Bank

Group’s

customers,

suppliers,

and

staff

globally.

The

COVID-19

pandemic

has
reinforced

our

continued

focus

on

resilience

risk.

Due

to

the

COVID-19

pandemic,

the

Barclays

Bank

Group

experienced

operational

disruptions

primarily

during

the

Barclays

Bank

Group’s

and
its

suppliers’

transition

to

a

Work

-from-Home

environment

and

in

response

to

high

market

volatility.

Further,

the

prolonged

nature

of

the

event
identified

the

need

to

enhance

our

resilience

planning

programme

to

improve

our

response

to

similar

events

with

an

extreme

and

prolonged
impact.

Despite

these

issues,

the

early

activation

of

our

Crisis

Leadership

Team

facilitated

swift

and

decisive

actions

to

limit

and

manage

the
impacts

which

resulted

in

normal

risk

exposures

as

reported

above.

For

additional

information

on

the

risk

exposure

due

to

the

COVID-19
pandemic,

see

the

operational

risk

management

section.
Likewise,

operational

risk

associated

with

cyber-security

remains

a

top

focus

for

the

Barclays

Bank

Group.

The

sophistication

of

threat

actors
continues

to

grow

as

noted

by

multiple

external

risk

events

observed

throughout

the

year.

Multiple

ransomware

attacks

across

the

global
Barclays

supplier

base

were

observed

and

we

worked

closely

with

the

affected

suppliers

to

manage

potential

impacts

to

the

Barclays

Bank

Risk

review
Risk

performance
Operational

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

92
Group

and

its

clients

and

customers.

The

Barclays

Bank

Group’s

cyber-security

events

were

managed

within

its

risk

tolerances

and

there

were
limited

to

no

loss

events

associated

with

cyber-security

recorded

within

the

event

categories

above.

For

additional

information

on

the

Barclays
Bank

Group’s

cyber-security

risk

exposure,

see

the

operational

risk

management

section.
For

further

information,

refer

to

the

operational

risk

management

section.

Risk

review
Risk

performance
Model

risk,

Conduct

risk,

Reputation

risk,

Legal

risk
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

93
All

disclosures

in

these

model

risk,

conduct

risk,

reputation

risk

and
legal

risk

sections

on

page

93

are

unaudited

unless

otherwise
stated.
Model

risk
Since

the

inception

of

model

risk

as

a

principal

risk,

key
achievements

to

date

include

creating

a

Barclays

Group-wide
model

inventory,

design

and

roll

out

of

a

robust

Model

Risk
Management

(MRM)

framework

and

the

validation

of

high
materiality

models.

In

2020

the

framework

and

governance

of
model

risk

was

further

improved

by:
◾

strengthening

the

model

inventory

management
infrastructure

by

moving

onto

a

new

strategic

technology
platform,

which

will

enable

future

enhancements

and
automation

of

controls;
◾

progressing

the

validation

of

low

materiality

models

to
achieve

95%

target

for

models

under

governance;

and
◾

enhancing

model

risk

management

oversight

with

the
establishment

of

dedicated

MRM

forums

which

bring
together

model

developers,

model

owners

and

model
validators.
In

2021

MRM

will

continue

to

focus

on

the

validation

of

low
materiality

models,

further

embedding

of

validation

and
governance

activities

and

on

expanding

the

coverage

of

the

MRM
framework

to

new

model

types.

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

and,
alongside

other

relevant

business

and

control

management
information,

the

Barclays

Bank

Group

Conduct

Risk

Dashboards

are
a

key

component

of

this.

The

Barclays

Bank

Group

continues

to

review

the

role

and

impact

of
conduct

risk

events

and

issues

in

remuneration

decisions

at

both

the
individual

and

business

level.
During

2020,

the

COVID-19

pandemic

created

new

risks

and
heightened

existing

ones.

To

date,

the

Barclays

Bank

Group

has
focused

on

managing

the

heightened

inherent

conduct

risks

and
continues

to

monitor

these

as

the

pandemic

continues.
Businesses

have

continued

to

assess

the

potential

customer,

client
and

market

impacts

of

strategic

change.

As

part

of

the

2020
Medium-Term

Planning

Process

and

associated

Strategic

Risk
Assessment,

material

conduct

risks

associated

with

strategic

and
financial

plans

were

assessed.

Throughout

2020,

conduct

risks

were

raised

by

each

business

area
for

consideration

by

the

Barclays

PLC

and

Barclays

Bank

PLC
Board

Risk

Committees.

The

Committees

reviewed

the

risks

raised
and

whether

management’s

proposed

actions

were

appropriate

to
mitigate

the

risks

effectively.

The

Barclays

Bank

Group

continued

to

incur

costs

in

relation

to
litigation

and

conduct

matters,

please

refer

to

Note

25

to

the

financial
statements

(Legal,

competition

and

regulatory

matters)

and

Note

23
to

the

financial

statements

(Provisions),

for

further

details.

Related
costs

include

customer

redress

and

remediation,

as

well

as

fines

and
settlements.

Resolution

of

these

litigation

and

conduct

matters
remains

a

necessary

and

important

part

of

delivering

the

Barclays
Bank

Group’s

strategy

and

an

ongoing

commitment

to

improve
oversight

of

culture

and

conduct.

The

Barclays

Bank

PLC

Board

Risk

Committee

and

senior
management

received

Conduct

Risk

Dashboards

setting

out

key
indicators

in

relation

to

Conduct,

Financial

Crime,

Culture

and
Complaints.

These

continue

to

be

evolved

and

enhanced

to

allow
effective

oversight

and

decision-making.

The

Barclays

Bank

Group
has

operated

at

the

overall

set

tolerance

for

conduct

risk

throughout
2020.

The

tolerance

adherence

is

assessed

by

the

business

through
key

indicators

which

are

aggregated

to

provide

an

overall

risk

profile
rating

and

reported

to

the

Barclays

Bank

PLC

Board

Risk

Committee
as

part

of

the

Conduct

Risk

Dashboard.
The

Barclays

Bank

Group

remains

focused

on

continuous
improvements

being

made

to

manage

risk

effectively

with

an
emphasis

on

enhancing

governance

and

management

information
to

identify

risk

at

earlier

stages.
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

Note

25

to

the

financial
statements

(Legal,

competition

and

regulatory

matters)

and

Note

23
to

the

financial

statements

(Provisions),

for

further

details.

Related
costs

include

customer

redress

and

remediation,

as

well

as

fines

and
settlements.
Resolution

of

these

litigation

and

conduct

matters

is

an
ongoing

commitment

to

improve

oversight

of

culture

and

conduct
and

management

of

reputation

risks

arising.
The

Barclays

Bank

Group

remains

focused

on

the

continuous
improvements

being

made

to

manage

risk

effectively,

with

an
emphasis

on

enhancing

governance

and

management

information
to

help

identify

risks

at

earlier

stages.
Legal

risk

Summary

of

performance

in

the

period

The

Barclays

Bank

Group

remains

committed

to

continuous
improvements

to

manage

legal

risk

effectively.

A

number

of
enhancements

have

been

implemented

during

2020,

including

a
refresh

of

the

Barclays

Group-wide

legal

risk

management
framework

and

a

review

and

update

of

the

supporting

legal

risk
policies,

legal

risk

tolerances

and

risk

appetite.

Legal

risk

reporting
has

been

enhanced

both

in

terms

of

format

and

content.

There

has
also

been

a

re-write

of

the

Barclays

Group-wide

legal

risk
mandatory

training,

reinforced

by

ongoing

engagement

with

and
education

of

the

Barclays

Group’s

businesses

and

functions

by
Legal

Function

colleagues.
Throughout

2020,

the

Barclays

Bank

Group

has

operated

within
set

tolerances

for

legal

risk.

Tolerance

adherence

is

assessed
through

key

indicators,

which

are

also

used

to

evaluate

the

legal
risk

profile

and

are

reviewed,

at

least

annually,

through

the
relevant

risk

and

control

committees.

Minimum

mandatory

controls
to

manage

legal

risks

are

set

out

in

the

legal

risk

standards

and
are

subject

to

ongoing

monitoring.

Risk

review
Supervision

and

regulation
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

94
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

UK,

US

and

EU

regulation

due

to

the

location

of
the

Barclays

Bank

Group’s

principal

areas

of

business.

Regulations

elsewhere

may

also

have

a

significant

impact

on

the

Barclays

Bank

Group
due

to

the

location

of

its

branches,

subsidiaries

and,

in

some

cases,

clients.

For

more

information

on

the

risks

related

to

the

supervision

and
regulation

of

the

Barclays

Bank

Group,

including

regulatory

change,

see

the

material

existing

and

emerging

risk

entitled

‘Regulatory

Change
agenda

and

impact

on

Business

Model’

in

the

Material

existing

and

emerging

risks

section.
Supervision

in

the

UK

In

the

UK,

day-to-day

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

prudential

supervision

by

the

PRA

and

subject

to

conduct

regulation

and
supervision

by

the

FCA.

The

Barclays

Group

is

also

subject

to

prudential

supervision

by

the

PRA

on

a

group

consolidated

basis.

Barclays
Capital

Securities

Limited

is

authorised

and

supervised

by

the

PRA

as

a

PRA-designated

investment

firm

and

subject

to

conduct

regulation

and
supervision

by

the

FCA.

Barclays

Execution

Services

Limited

is

an

appointed

representative

of

Barclays

Bank

PLC,

Barclays

Bank

UK

PLC

and
Clydesdale

Financial

Services

Limited.
The

Barclays

Group

is

also

subject

to

regulatory

initiatives

undertaken

by

the

UK

Payment

Systems

Regulator

(PSR),

as

a

participant

in
payment

systems

regulated

by

the

PSR.
The

PRA’s

supervision

of

the

Barclays

Group

is

conducted

through

a

variety

of

regulatory

tools,

including

the

collection

of

information

by

way

of
prudential

returns

or

cross-firm

reviews,

reports

obtained

from

skilled

persons,

regular

supervisory

visits

to

firms

and

regular

meetings

with
management

and

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

FCA’s

supervision

of

the

UK

firms

in

the

Barclays

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
FCA

supervision

has

focused

on

conduct

risk

and

customer/client

outcomes,

including

product

design,

customer

behaviour,

market

operations,
LIBOR

transition,

fair

pricing,

affordability,

access

to

cash,

and

fair

treatment

of

vulnerable

customers.
PRA

supervision

has

focused

on

capital

management,

credit

risk

management,

Board

effectiveness,

operational

resilience

and

resolvability.

Both

the

PRA

and

the

FCA

have

assessed

the

impact

of

COVID-19

and

Brexit

on

UK

financial

markets

and

customers.

Supervision

in

the

EU
The

Barclays

Bank

Group’s

operations

in

Europe

are

authorised

and

regulated

by

a

combination

of

its

home

regulators

and

host

regulators

in
the

European

countries

where

the

Barclays

Bank

Group

operates.

Barclays

Bank

Ireland

PLC

is

licensed

as

a

credit

institution

by

the

Central

Bank

of

Ireland

(CBI)

and

is

designated

as

a

significant

institution
falling

under

direct

supervision

on

a

solo

basis

by

the

European

Central

Bank

(ECB)

for

prudential

purposes.

Barclays

Bank

Ireland

PLC’s

EU
branches

are

supervised

by

the

ECB

and

are

also

subject

to

direct

supervision

for

local

conduct

purposes

by

national

supervisory

authorities

in
the

jurisdictions

where

they

are

established.

Barclays

Bank

Ireland

PLC

is

also

subject

to

supervision

by

the

CBI

as

home

state

or

competent
authority

under

various

EU

financial

services

directives

and

regulations.
Brexit
The

EU-UK

Trade

and

Cooperation

Agreement

(TCA),

which

provides

a

new

economic

and

social

partnership

between

the

EU

and

UK,

came
into

force

provisionally

on

1

January

2021.

The

TCA

does

not

cover

the

provision

of

financial

services

into

the

EU

and

there

is

no

agreement

on
passporting,

equivalence

or

regulatory

cooperation.

Therefore,

UK-based

entities

within

the

Barclays

Group

(such

as

Barclays

Bank

PLC

and
Barclays

Bank

UK

PLC)

are

no

longer

able

to

rely

on

the

EU

passporting

framework

for

the

provision

of

financial

services

to

EU

clients.
Accordingly,

Barclays

Bank

PLC

and

Barclays

Capital

Securities

Limited

have

put

in

place

new

arrangements

in

the

provision

of

cross-border
banking

and

investment

services

to

customers

and

counterparties

in

the

EEA,

including

by

servicing

EEA

clients

through

the

Barclays

Group’s
EEA

hub

(Barclays

Bank

Ireland

PLC).

The

EU

and

the

UK

have

agreed

to

establish

structured

regulatory

cooperation

on

financial

services,

with

the

aim

of

establishing

a

durable

and
stable

relationship,

based

on

a

shared

commitment

to

preserve

financial

stability,

market

integrity,

and

the

protection

of

investors

and
consumers.

The

EU

and

the

UK

have

committed

to

agreeing

a

Memorandum

of

Understanding

setting

out

a

“framework”

for

regulatory
cooperation

in

financial

services

by

March

2021.

We

anticipate

that

consideration

will

be

given

to

equivalence

determinations

as

part

of

the
discussions.

Mutual

equivalence

decisions

between

the

UK

and

EU

relating

to

market

access

would

allow

UK-based

entities

within

the

Barclays

Group

to
offer

a

restricted

number

of

financial

products

and

services

to

customers

and

clients

based

in

the

EEA,

including

permanent

access

to

EU

Risk

review
Supervision

and

regulation
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

95
trading

venues

as

well

as

allowing

EEA

based

clients

to

access

some

UK

originated

products

and

services,

including

permanent

access

to

UK
trading

venues.

However,

the

EU

equivalence

regime

is

very

different

to

benefiting

from

passporting

rights;

the

equivalence

regimes

that
facilitate

access

to

customers

and

clients

based

in

the

EEA

under

EU

law

differ

significantly

in

their

scope,

operation

and

impact.

Equivalence
decisions

do

not

cover

services

to

retail

customers,

for

example.

Under

the

current

framework,

equivalence

decisions

can

be

revoked

at

any
time.

To

date,

the

EU

and

UK

have

only

agreed

a

temporary

position

on

mutual

equivalence

in

relation

to

clearing

and

settlement

(CCPs).

In
addition,

HM

Treasury

has

made

certain

unilateral

equivalence

decisions,

including

under

the

Capital

Requirements

Regulation

(CRR)

and
European

Market

Infrastructure

Regulation

(EMIR).

‘Onshoring’

was

the

process

of

amending

EU

legislation

and

regulatory

requirements

in

the

UK

so

that

they

work

in

a

UK-only

context,

including
directly

applicable

EU

legislation

such

as

EU

regulations

and

decisions

that

form

part

of

UK

law

by

virtue

of

the

European

Union

(Withdrawal)
Act

2018,

now

that

the

Brexit

transition

period

has

ended.
The

onshoring

process

means

that

there

are

some

areas

where

the

requirements

on

UK

firms

and

other

regulated

persons

have

changed.

To
help

UK

firms

adapt

to

their

new

requirements,

HM

Treasury

gave

UK

financial

regulators

the

power

to

make

transitional

provisions

to

financial
services

legislation

for

a

temporary

period.

This

is

known

as

the

Temporary

Transitional

Power

(TTP).
The

FCA

has

applied

the

TTP

on

a

broad

basis

from

the

end

of

the

transition

period

until

31

March

2022.

This

means

UK

firms

and

other
regulated

persons

do

not

generally

need

to

adjust

to

the

changes

to

their

UK

regulatory

obligations

brought

about

by

onshoring

straight

away,
although

there

are

some

exceptions

to

this

and

obligations

which

have

changed

and

which

took

effect

from

1

January

2021

include

reporting
obligations

under

various

EU

financial

services

directives

and

regulations,

certain

requirements

under

the

Market

Abuse

Regulation,

issuer
rules,

contractual

recognition

of

bail-in,

securitisation,

use

of

credit

ratings,

mortgage

lending

after

the

transition

period

against

land

in

the

EEA,
payments

services

and

certain

other

matters.
On

31

December,

the

FCA

published

a

statement

on

its

use

of

the

TTP

to

modify

the

UK’s

derivatives

trading

obligation

(the

UK

DTO).

Without
mutual

equivalence,

some

firms

and

EEA

clients

will

be

caught

by

a

conflict

of

law

between

the

EU

DTO

and

the

UK

DTO.

The

FCA

is

therefore
using

the

TTP

to

modify

the

application

of

the

UK

DTO.

Where

firms

that

are

subject

to

the

UK

DTO

trade

with,

or

on

behalf

of,

EU

clients

that
are

subject

to

the

EU

DTO,

they

will

be

able

to

transact

or

execute

those

trades

on

EU

venues

providing

that:

(i)

firms

take

reasonable

steps

to
be

satisfied

the

client

does

not

have

arrangements

in

place

to

execute

the

trade

on

a

trading

venue

to

which

both

the

UK

and

EU

have

granted
equivalence

(for

example,

a

US

venue

such

as

a

swap

execution

facility);

and

(ii)

the

EU

venue

has

the

necessary

regulatory

status

to

do
business

in

the

UK

(such

venues

include

those

that

are

a

Recognised

Overseas

Investment

Exchange,

have

been

granted

the

relevant
temporary

permission,

or

are

certain

that

they

benefit

from

the

Overseas

Person

Exclusion).

This

modification

of

the

application

of

the

UK

DTO
applies

to

UK

firms,

EU

firms

using

the

UK’s

temporary

permissions

regime,

and

branches

of

overseas

firms

in

the

UK.

Transactions

concluded
by

an

EEA

UCITS

fund

or

an

EEA

AIF

are

currently

outside

the

scope

of

the

UK

DTO.

The

relief

under

the

TTP

does

not

apply

to

trades

with
non-EU

clients,

proprietary

trading

conducted,

for

example,

to

hedge

a

firm’s

own

risk

exposure,

and

trades

between

UK

branches

of

EU

firms.
These

trades

remain

subject

to

the

UK

DTO

and

firms

are

required

to

take

reasonable

steps

to

ensure

compliance

during

Q1

2021.

The

FCA
will

consider

by

31

March

2021

whether

market

or

regulatory

developments

warrant

a

review

of

its

approach.
On

28

December

2020,

the

PRA

published

a

policy

statement

(PS30/20)

on

changes

to

its

rules,

as

well

as

the

use

of

temporary

transitional
directions.

The

PRA’s

transitional

direction

and

the

majority

of

the

provisions

in

the

rulebook

instrument

came

into

force

at

the

end

of

the
transition

period

on

31

December

2020.

The

transitional

direction

delays

onshoring

changes

that

fall

within

the

PRA's

remit.

The

PRA

TTP

will
apply

until

31

March

2022,

unless

otherwise

stated

in

the

direction

or

it

is

varied

or

revoked

before

then.
As

a

result

of

the

onshoring

of

EU

legislation

in

the

UK

and

the

exercise

of

the

TTPs,

UK

firms

in

the

Barclays

Group

are

currently

subject

to
substantially

the

same

rules

and

regulations

as

before

Brexit.

The

UK

intends

to

recast

onshored

EU

legislation

into

PRA

and

FCA

rules

and

to
complete

UK

implementation

of

the

remaining

Basel

III

reforms.

The

regulatory

regimes

for

EU

and

UK

financial

services

may

change

further,
and

temporary

permissions

and

equivalence

decisions

may

expire,

and

not

be

replaced,

which

would

result

in

further

adjustments

to

the

UK
regulatory

landscape.

Supervision

in

the

US
Barclays

PLC,

Barclays

Bank

PLC

and

its

New

York

branch,

and

Barclays

Bank

PLC’s

US

subsidiaries

are

subject

to

a

comprehensive
regulatory

framework

involving

numerous

statutes,

rules

and

regulations

in

the

US.

For

example,

the

Barclays

Bank

Group’s

US

activities

and
operations

are

subject

to

supervision

and

regulation

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
Barclays

PLC,

Barclays

Bank

PLC,

Barclays

US

Holdings

Limited

(BUSHL),

Barclays

US

LLC

(BUSL)

and

Barclays

Group

US

Inc.

(BGUS)

are
regulated

as

bank

holding

companies

(BHCs)

by

the

FRB.

BUSL

is

the

Barclays

Bank

Group’s

top-tier

US

holding

company

that

holds
substantially

all

of

the

Barclays

Bank

Group’s

US

subsidiaries

(including

Barclays

Capital

Inc.

and

Barclays

Bank

Delaware).

BUSL

is

subject

to
requirements

in

respect

of

capital

adequacy,

capital

planning

and

stress

testing,

risk

management

and

governance,

liquidity,

leverage

limits,
large

exposure

limits,

activities

restrictions

and

financial

regulatory

reporting.

Barclays

Bank

PLC’s

New

York

branch

is

also

subject

to

enhanced
prudential

standards

relating

to,

among

other

things,

liquidity

and

risk

management.
Barclays

PLC,

Barclays

Bank

PLC,

BUSHL

and

BUSL

have

elected

to

be

treated

as

financial

holding

companies

(FHCs)

under

the

Bank
Holding

Company

Act

of

1956.

FHC

status

allows

these

entities

to

engage

in

a

variety

of

financial

and

related

activities,

directly

or

through
subsidiaries,

including

underwriting,

dealing

and

market

making

in

securities.

Failure

to

maintain

FHC

status

could

result

in

increasingly
stringent

penalties

and,

ultimately,

in

the

closure

or

cessation

of

certain

operations

in

the

US.
In

addition

to

oversight

by

the

FRB,

Barclays

Bank

PLC’s

New

York

branch

and

many

of

the

Barclays

Bank

Group’s

subsidiaries

are

regulated
by

additional

authorities

based

on

the

location

or

activities

of

those

entities.

The

New

York

branch

of

Barclays

Bank

PLC

is

subject

to
supervision

and

regulation

by

the

New

York

State

Department

of

Financial

Services

(NYSDFS).

Barclays

Bank

Delaware,

a

Delaware

chartered
bank,

is

subject

to

supervision

and

regulation

by

the

Delaware

Office

of

the

State

Bank

Commissioner,

the

Federal

Deposit

Insurance
Corporation

(FDIC),

the

Federal

Reserve

Bank

of

New

York

and

the

Consumer

Financial

Protection

Bureau

(CFPB).

The

deposits

of

Barclays
Bank

Delaware

are

insured

by

the

FDIC.

Barclays

PLC,

Barclays

Bank

PLC,

BUSHL,

BUSL,

and

BGUS

are

required

to

act

as

a

source

of
strength

for

Barclays

Bank

Delaware.

This

could,

among

other

things,

require

these

entities

to

inject

capital

into

Barclays

Bank

Delaware

if

it
fails

to

meet

applicable

regulatory

capital

requirements.

Risk

review
Supervision

and

regulation
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

96
The

Barclays

Bank

Group’s

US

securities

broker/dealer

and

investment

banking

operations,

are

conducted

primarily

through

Barclays

Capital
Inc.,

and

are

also

subject

to

ongoing

supervision

and

regulation

by

the

Securities

and

Exchange

Commission

(SEC),

the

Financial

Industry
Regulatory

Authority

(FINRA)

and

other

government

agencies

and

SROs

under

US

federal

and

state

securities

laws.
The

Barclays

Bank

Group’s

US

futures,

options

and

swaps-related

activities,

including

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

Requirements
Directive

IV

(CRD

IV),

as

amended

by

CRR

II

and

CRD

V.

Under

the

terms

of

the

EU-UK

Withdrawal

Agreement

of

24

January

2020,

Barclays
Bank

PLC

plus

certain

additional

subsidiaries

remained

subject

to

the

EU

regulatory

framework

until

the

end

of

the

transition

period

on

31
December

2020.

Beyond

the

minimum

standards

required

by

CRR,

the

PRA

has

expected

the

Barclays

Group,

in

common

with

other

major

UK
banks

and

building

societies,

to

meet

a

7%

Common

Equity

Tier

1

(CET1)

ratio

at

the

level

of

the

consolidated

group

since

1

January

2016.
Global

systemically

important

banks

(G-SIBs),

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

assets

(RWAs).

The

G-SIB

buffer

must

be

met

with

CET1.

In

November

2020,

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

exposures.

In

March

2020,

the

FPC

cut

the

UK

CCyB

rate

to

0%

with

immediate

effect

in

order

to

support

the

supply

of

credit
expected

as

a

result

of

the

COVID-19

pandemic.
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

cover

risks

over

a

forward

looking

planning

horizon,

including

with

regard

to

firm-specific

stresses

or
management

and

governance

weaknesses.

If

the

PRA

buffer

is

imposed

on

a

specific

firm,

it

must

be

met

separately

to

the

combined

buffer
requirement,

and

must

be

met

fully

with

CET1

capital.
In

the

US,

in

October

2019,

the

FRB

and

other

US

regulatory

agencies

released

final

rules

to

tailor

the

applicability

of

prudential

requirements
for

large

domestic

US

banking

organisations,

foreign

banking

organisations

and

their

intermediate

holding

companies

(IHCs),

including

BUSL.
BUSL

is

a

“Category

III”

IHC.

BUSL

(and

Barclays

Bank

Delaware)

is

therefore

subject

to

reduced

(calibrated

at

85%)

standardised

liquidity
requirements,

including

the

liquidity

coverage

ratio,

which

has

been

implemented

by

the

US

regulatory

agencies,

and

the

NSFR,

which

will
become

effective

on

1

July

2021.
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

home

country

regulation.
Barclays

Bank

PLC

is

not

required

to

comply

with

the

CUSO

requirement

until

1

July

2021.

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
Recovery

and

Resolution
Stabilisation

and

resolution

framework
The

UK

framework

for

recovery

and

resolution

was

established

by

the

Banking

Act

2009,

as

amended.

The

EU

framework

was

established

by
the

2014

Bank

Recovery

and

Resolution

Directive

(BRRD),

as

amended

by

BRRD

II.

The

BoE,

as

the

UK

resolution

authority,

has

the

power

to

resolve

a

UK

financial

institution

that

is

failing

or

likely

to

fail

by

exercising

several
stabilisation

options,

including

transferring

such

institution’s

business

or

securities

to

a

commercial

purchaser

or

a

‘bridge

bank’

owned

by

the
BoE

or

transferring

the

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

HM

Treasury

may
also

amend

the

law

for

the

purpose

of

enabling

it

to

use

its

powers

under

this

regime

effectively,

potentially

with

retrospective

effect.

Risk

review
Supervision

and

regulation
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

97
In

addition,

the

BoE

has

the

power

to

permanently

write-down,

or

convert

into

equity,

tier

1

capital

instruments,

tier

2

capital

instruments

and
internal

eligible

liabilities

at

the

point

of

non-viability

of

the

bank.

The

BoE’s

preferred

approach

for

the

resolution

of

the

Barclays

Group

is

a

bail-in

strategy

with

a

single

point

of

entry

at

Barclays

PLC.

Under
such

a

strategy,

Barclays

PLC’s

subsidiaries

would

remain

operational

while

Barclays

PLC’s

capital

instruments

and

eligible

liabilities

would

be
written

down

or

converted

to

equity

in

order

to

recapitalise

the

Barclays

Group

and

allow

for

the

continued

provision

of

services

and

operations
throughout

the

resolution.

The

order

in

which

the

bail-in

tool

is

applied

reflects

the

hierarchy

of

capital

instruments

under

CRD

IV

and

otherwise
respecting

the

hierarchy

of

claims

in

an

ordinary

insolvency.

Accordingly,

the

more

subordinated

the

claim,

the

more

likely

losses

will

be
suffered

by

owners

of

the

claim.
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

Firms

are

required

to

develop

capabilities

by

1

January
2022

covering

three

resolvability

outcomes:

(i)

adequate

financial

resources;

(ii)

being

able

to

continue

to

do

business

through

resolution

and
restructuring;

and

(iii)

being

able

to

communicate

and

co-ordinate

within

the

firm

and

with

authorities.

The

first

self-assessment

report

on

these
capabilities

is

expected

to

be

submitted

to

the

PRA/BoE

by

October

2021

with

public

disclosures

by

both

firms

and

the

PRA/BoE

in

June

2022
(and

every

two

years

thereafter).

While

regulators

in

many

jurisdictions

have

indicated

a

preference

for

single

point

of

entry

resolution

for

the

Barclays

Group,

additional
resolution

or

bankruptcy

provisions

may

apply

to

certain

Barclays

Bank

Group

entities

or

branches.
In

the

US,

BUSL

is

subject

to

the

Orderly

Liquidation

Authority

established

by

Title

II

of

the

Dodd-Frank

Act

(DFA),

a

regime

for

the

orderly
liquidation

of

systemically

important

financial

institutions

by

the

FDIC,

as

an

alternative

to

proceedings

under

the

US

Bankruptcy

Code.

In
addition,

the

licensing

authorities

of

Barclays

Bank

PLC

New

York

branch

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

a

“targeted

plan”

due

on

17

December

2021.
Barclays

Bank

Ireland

PLC,

as

a

significant

institution

under

the

Single

Resolution

Mechanism

Regulation

(SRMR),

is

subject

to

the

powers

of
the

Single

Resolution

Board

(SRB)

as

the

Eurozone

resolution

authority.

The

CBI

and

the

ECB

require

Barclays

Bank

Ireland

PLC

to

submit

a
standalone

BRRD-compliant

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

MREL
The

Barclays

Group

is

subject

to

a

Minimum

Requirement

for

own

funds

and

Eligible

Liabilities

(MREL),

which

includes

a

component

reflecting
the

FSB’s

standards

on

total

loss

absorbency

capacity

(TLAC).

The

MREL

requirements

will

be

fully

implemented

by

1

January

2022,

at

which

time

G-SIBs

with

resolution

entities

incorporated

in

the

UK

will
be

required

to

meet

an

MREL

equivalent

to

the

higher

of:

(i)

two

times

the

sum

of

their

Pillar

1

and

Pillar

2A

requirements;

or

(ii)

the

higher

of
two

times

their

leverage

ratio

or

6.75%

of

leverage

exposures.

Internal

MREL

for

operating

subsidiaries

is

subject

to

a

scalar

in

the

75-90%
range

of

the

external

requirement

that

would

apply

to

the

subsidiary

if

it

were

a

resolution

entity.

The

starting

point

for

the

scalar

is

90%

for

ring-
fenced

bank

sub-groups.
Barclays

Bank

Ireland

PLC

is

subject

to

the

SRB’s

MREL

policy,

as

issued

in

May

2020,

in

respect

of

the

internal

MREL

that

it

will

be

required

to
issue

to

Barclays

Bank

Group.

The

SRB’s

current

calibration

of

internal

MREL

for

non-resolution

entities

is

expressed

as

two

ratios

that

have

to
be

met

in

parallel:

(a)

two

times

the

sum

of:

(i)

the

firm’s

Pillar

1

requirement;

(ii)

its

Pillar

2

requirement;

and

(b)

two

times

the

leverage

ratio.
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

established

a

requirement

for

EU

member

states

to

set

up

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

authorised

financial

services

firms.
Structural

reform
In

the

UK,

the

Financial

Services

(Banking

Reform)

Act

2013

put

in

place

a

framework

for

ring-fencing

certain

operations

of

large

banks.

Ring-
fencing

requires,

among

other

things,

the

separation

of

the

retail

and

smaller

deposit-taking

business

activities

of

UK

banks

into

a

legally
distinct,

operationally

separate

and

economically

independent

entity,

which

is

not

permitted

to

undertake

a

range

of

activities.

Risk

review
Supervision

and

regulation
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

98
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

pre-trade

and

post-trade

information.

The

European

Market

Infrastructure

Regulation

(EMIR)

has

introduced

requirements

designed

to

improve

transparency

and

reduce

the

risks
associated

with

the

derivatives

market.

EMIR

has

potential

operational

and

financial

impacts

on

the

Barclays

Group,

including

by

imposing

new
collateral

requirements.

Over

the

coming

months

alterations

to

the

existing

derivative

margin

rules

are

expected

to

be

finalised.
The

Markets

in

Financial

Instruments

Directive

and

Markets

in

Financial

Instruments

Regulation

(collectively

referred

to

as

MiFID

II)

have
affected

many

of

the

markets

in

which

the

Barclays

Group

operates,

the

instruments

in

which

it

trades

and

the

way

it

transacts

with

market
counterparties

and

other

customers.

MiFID

II

is

currently

undergoing

a

review

process,

including

as

part

of

the

EU’s

ongoing

focus

on

the
development

of

a

stronger

Capital

Markets

Union.
The

EU

Regulation

on

Sustainability-Related

Disclosures

introduces

disclosure

obligations

requiring

financial

institutions

to

explain

how

they
integrate

environmental,

social

and

governance

factors

in

their

investment

decisions

for

certain

financial

products.

In

addition,

the

EU

Taxonomy
Regulation

provides

for

a

general

framework

for

the

development

of

an

EU-wide

classification

system

for

environmentally

sustainable

economic
activities.

Finally,

the

UK

and

EU

regulators

are

consulting

on,

amongst

other

things,

proposals

for

regulatory

measures

to

enhance

climate

and
environmental

disclosures

and

climate

risk

assessments,

which

will

have

an

impact

on

the

Barclays

Bank

Group’s

existing

practices

in

these
areas.
The

EU

Benchmarks

Regulation

applies

to

the

administration,

contribution

and

use

of

benchmarks

within

the

EU.

Financial

institutions

within

the
EU

are

prohibited

from

using

benchmarks

unless

their

administrators

are

authorised,

registered

or

otherwise

recognised

in

the

EU,

subject

to
transitional

provisions

expiring

on

1

January

2022

(or

31

December

2022

under

the

UK

onshored

Benchmarks

Regulation).

Amendments

to
extend

these

provisions

are

underway

for

both

the

EU

and

UK

Benchmarks

Regulations.

The

FCA

has

stated

that

it

does

not

intend

to

support
LIBOR

after

the

end

of

2021.

International

initiatives

in

conjunction

with

global

regulators

are

therefore

underway

to

develop

alternative
benchmarks

and

risk-free

rate

fallback

arrangements,

including

updates

to

existing,

as

well

as

new,

applicable

legislation.
US

regulators

have

imposed

similar

rules

as

the

EU

with

respect

to

the

mandatory

on-venue

trading

and

clearing

of

certain

derivatives,

and
post-trade

transparency,

as

well

as

in

relation

to

the

margining

of

OTC

derivatives.

US

regulators

have

finalised

certain

aspects

of

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

November

2020,

the

CFTC

extended

temporary

relief

that

would

permit

trading

venues

and

market

participants

located

in

the

UK
to

continue

to

rely

on

this

mutual

recognition

framework

following

the

withdrawal

of

the

UK

from

the

EU.
Certain

participants

in

US

swap

markets

are

required

to

register

with

the

CFTC

as

‘swap

dealers’

or

‘major

swap

participants’

and/or,

beginning
in

November

2021,

with

the

SEC

as

‘security-based

swap

dealers’

or

‘major

security-based

swap

participants’.

Such

registrants

are

subject

to
CFTC,

and

will

be

subject

to

SEC,

regulation

and

oversight.

Entities

required

to

register

as

swap

dealers

are

subject

to

business

conduct,
record-keeping

and

reporting

requirements

under

CFTC

rules.

Barclays

Bank

PLC

is

subject

to

regulation

by

the

FRB,

and

has

provisionally
registered

with

the

CFTC

as

a

swap

dealer.

Accordingly,

Barclays

Bank

PLC

is

subject

to

CFTC

rules

on

business

conduct,

record-keeping

and

reporting

and

to

FRB

rules

on

capital

and
margin.

The

CFTC

has

approved

certain

comparability

determinations

that

permit

substituted

compliance

with

non-US

regulatory

regimes

for
certain

swap

regulations.

Substituted

compliance

is

permitted

for

certain

transaction-level

requirements,

where

applicable,

only

with

respect

to
transactions

between

a

non-US

swap

dealer

and

a

non-US

counterparty,

whereas

entity-level

determinations

generally

apply

on

an

entity-wide
basis

regardless

of

counterparty

status.

In

November

2020,

the

CFTC

extended

temporary

relief

that

would

permit

swap

dealers

located

in

the
UK

to

continue

to

rely

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

no-action

relief

from
application

of

the

guidance.

In

July

2020

the

CFTC

adopted

rules

that,

for

certain

CFTC

requirements,

codify

on

a

permanent

basis,

the
temporary

no-action

relief

for

transactions

that

are

arranged,

negotiated

or

executed

in

the

US.

The

final

rules

also

codify

certain

aspects

of

the
CFTC’s

current

cross-border

framework

with

respect

to

internal

and

external

business

conduct

requirements,

and

it

is

expected

that

the

CFTC
will

introduce

additional

rules

addressing

the

application

of

the

cross-border

framework

to

mandatory

clearing,

trading

and

reporting
requirements.

In

October

2017,

the

CFTC

issued

an

order

permitting

substituted

compliance

with

EU

margin

rules

for

certain

uncleared
derivatives.

However,

as

the

Barclays

Bank

Group

is

subject

to

the

margin

rules

of

the

FRB,

it

will

not

benefit

from

the

CFTC’s

action

unless

the
FRB

takes

a

similar

approach.
The

SEC

has

finalised

the

rules

governing

security

based

swap

dealer

registration

in

2015,

and

registration

of

security-based

swap

dealers,

as
well

as

compliance

with

applicable

security

based

swap

dealer

requirements,

is

expected

to

begin

in

November

2021.
It

is

anticipated

that

Barclays

Bank

PLC

and/or

one

or

more

of

its

affiliates

will

be

required

to

register

as

a

security-based

swap

dealer

and

will
be

required

to

comply

with

the

SEC’s

rules

for

security-based

swap

dealers.

These

rules

may

impose

costs

and

other

requirements

or
restrictions

that

could

impact

our

business.

As

with

similar

CFTC

rules,

it

is

expected

that

substituted

compliance

will

be

available

for

certain
security-based

swap

dealer

requirements;

however,

the

SEC

is

currently

considering

applications

for

substituted

compliance

but

has

only

issued
a

final

comparability

determination

for

Germany,

and

the

ultimate

scope

and

applicability

of

other

determinations,

including

in

respect

of

the

UK,
remains

unclear.

Risk

review
Supervision

and

regulation
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

99
Other

regulation
Culture
Our

regulators

have

enhanced

their

focus

on

the

promotion

of

cultural

values

as

a

key

area

for

banks,

although

they

generally

view

the
responsibility

for

reforming

culture

as

primarily

sitting

with

the

industry.
Data

protection

and

PSD2
Most

countries

where

Barclays

Group

operates

have

comprehensive

laws

requiring

openness

and

transparency

about

the

collection

and

use

of
personal

information,

and

protection

against

loss

and

unauthorised

or

improper

access.

The

EU’s

General

Data

Protection

Regulation

(GDPR)
created

a

broadly

harmonised

privacy

regime

across

EU

member

states,

introducing

mandatory

breach

notification,

enhanced

individual

rights,
a

need

to

openly

demonstrate

compliance,

and

significant

penalties

for

breaches.

The

extraterritorial

effect

of

the

GDPR

means

entities
established

outside

the

EU

may

fall

within

the

Regulation’s

ambit

when

offering

goods

or

services

to

European

based

customers

or

clients.
Following

the

UK’s

withdrawal

from

the

EU,

the

UK

continues

to

apply

the

GDPR

framework

(as

onshored

into

UK

law

and

hence

now

referred
to

as

the

‘UK

GDPR’

-

this

sits

alongside

an

amended

version

of

the

UK

Data

Protection

Act

2018).

Two

years

after

its

introduction

the

GDPR
has

become

the

global

touchstone

as

countries

around

the

world

either

usher

in

or

contemplate

similar

data

privacy

laws,

or

align

their

existing
legislation.

During

2020

new

privacy

laws

have

been

passed

in

Switzerland,

took

effect

in

Brazil

and

Dubai,

and

were

proposed

in

India

and
China.

In

the

US,

Barclays

US

Consumer

Bank

is

subject

to

the

US

Federal

Gramm-Leach-Bliley

Act

(GLBA)

and

the

California

Consumer

Privacy

Act
of

2018,

which

came

into

effect

on

1

January

2020

(CCPA).

The

GLBA

limits

the

use

and

disclosure

of

non-public

personal

information

to

non-
affiliated

third

parties

and

requires

financial

institutions

to

provide

written

notice

of

their

privacy

policies

and

practices.

Any

violations

of

the
GLBA

could

subject

the

US

Consumer

Bank

to

additional

reporting

requirements

or

regulatory

investigation

or

audits

by

the

financial

regulators.
The

CCPA

only

applies

to

personal

information

that

is

not

collected,

processed,

sold

or

disclosed

pursuant

to

the

GLBA,

and

it

requires

the

US
Consumer

Bank

to

provide

California

consumers

with

additional

disclosures

regarding

the

collection,

use

and

sharing

of

personal

information,
and

grants

California

consumers

access,

deletion,

and

other

rights

with

respect

to

their

personal

information.

The

CCPA

subjects

the

US
Consumer

Bank

to

enforcement

penalties

by

the

Attorney

General

of

the

State

of

California,

and

grants

a

private

right

of

action

with

respect

to
certain

data

breaches.

From

14

September

2019,

new

rules

apply

under

the

revised

Payment

Services

Directive

(PSD2)

that

affect

the

way

banks

and

other

payment
services

providers

check

that

the

person

requesting

access

to

an

account

or

trying

to

make

a

payment

is

permitted

to

do

so.

This

is

referred

to
as

strong

customer

authentication

(SCA).

In

April

2020,

the

FCA

provided

an

additional

six

months

(to

14

September

2021)

for

the

industry

to
implement

SCA

for

e-commerce.
Cyber

security

and

operational

resilience
Regulators

in

the

UK,

the

EU

and

the

US

continue

to

focus

on

cyber

security

risk

management,

organisational

operational

resilience

and

overall
soundness

across

all

financial

services

firms,

with

customer

and

market

expectations

of

continuous

access

to

financial

services

at

an

all-time
high.
This

is

evidenced

by

the

publication

of

a

number

of

proposed

laws

and

changes

to

regulatory

frameworks.

For

example,

the

UK

regulators
published

for

consultation

a

new

framework

for

operational

resilience

that

focuses

on

the

identification

of

important

business

services,

setting
impact

tolerances

for

them,

and

then

testing

against

them.

The

European

Commission

has

proposed

legislation

on

cyber

security

and
operational

resilience

for

the

financial

services

sector,

including

oversight

of

third

party

service

providers.

The

regulatory

focus

has

been

further
heightened

by

the

COVID-19

pandemic.

The

existing

and

anticipated

requirements

for

increased

controls

will

serve

to

improve

industry
standardisation

and

resilience

capabilities,

enhancing

our

ability

to

deliver

services

during

periods

of

potential

disruption.

However,

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

extraterritorial

impact

on

entities,

persons

or
activities

located

outside

the

UK,

including

Barclays

PLC’s

subsidiaries

outside

the

UK.

The

UK

Bribery

Act

requires

the

Barclays

Bank

Group

to
have

adequate

procedures

to

prevent

bribery

which,

due

to

the

extraterritorial

nature

of

the

Act,

makes

this

both

complex

and

costly.
Additionally,

the

Criminal

Finances

Act

requires

the

Barclays

Group

to

have

reasonable

prevention

procedures

in

place

to

prevent

the

criminal
facilitation

of

tax

evasion

by

persons

acting

for,

or

on

behalf

of,

the

Barclays

Group.
In

May

2018,

the

Sanctions

and

Anti-Money

Laundering

Act

became

law

in

the

UK.

The

Act

allows

for

the

adoption

of

an

autonomous

UK
sanctions

regime,

as

well

as

a

more

flexible

licensing

regime

post-Brexit.

On

6

July

2020,

the

UK

Government

announced

the

first

sanctions

that
have

been

implemented

independently

by

the

UK

outside

the

auspices

of

the

UN

and

EU.

The

autonomous

UK

sanctions

regime

came

into
force

on

1

January

2021.

Those

sanctions

apply

within

the

UK

and

in

relation

to

the

conduct

of

all

UK

persons

wherever

they

are

in

the

world;
they

also

apply

to

overseas

branches

of

UK

companies.
In

the

US,

the

Bank

Secrecy

Act,

the

USA

PATRIOT

Act

2001,

the

Anti-Money

Laundering

Act

of

2020

and

regulations

thereunder

contain
numerous

anti-money

laundering

and

anti-terrorist

financing

requirements

for

financial

institutions.

In

addition,

the

Barclays

Bank

Group

is
subject

to

the

US

Foreign

Corrupt

Practices

Act,

which

prohibits,

among

other

things,

corrupt

payments

to

foreign

government

officials.

It

is

also
subject

to

various

economic

sanctions

laws,

regulations

and

executive

orders

administered

by

the

US

government,

which

prohibit

or

restrict
some

or

all

business

activities

and

other

dealings

with

or

involving

certain

individuals,

entities,

groups,

countries

and

territories.
In

some

cases,

US

state

and

federal

regulations

addressing

sanctions,

money

laundering

and

other

financial

crimes

may

impact

entities,
persons

or

activities

located

or

undertaken

outside

the

US,

including

Barclays

PLC

and

its

subsidiaries.

US

government

authorities

have
aggressively

enforced

these

laws

against

financial

institutions

in

recent

years.

Failure

of

a

financial

institution

to

ensure

compliance

with

such
laws

could

have

serious

legal,

financial

and

reputational

consequences

for

the

institution.

Financial

statements
Contents
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

100
Detailed

analysis

of

our

consolidated

financial

statements

,

independently

audited

and

providing
in-depth

disclosure

on

the

financial

performance

of

Barclays

Bank

Group.
Consolidated

financial

statements
Page

Note
◾

Report

of

independent

registered

public

accounting

firm
101
n/a
◾

Consolidated

income

statement
105
n/a
◾

Consolidated

statement

of

comprehensive

income
106
n/a
◾

Consolidated

balance

sheet
107
n/a
◾

Consolidated

statement

of

changes

in

equity
108
n/a
◾

Consolidated

cash

flow

statement
110
n/a
Notes

to

the

financial

statements
◾

Significant

accounting

policies
112
1
Performance/return ◾

Segmental

reporting
116
2
◾

Net

interest

income
117
3
◾

Net

fee

and

commission

income
118
4
◾

Net

trading

income
120 5
◾

Net

investment

income
121 6
◾

Credit

impairment

charges

121
7
◾

Operating

expenses
125
8
◾

Tax
125 9
◾

Dividends

on

ordinary

shares
128
10
Assets

and

liabilities

held

at

fair
value
◾

Trading

portfolio
130 11
◾

Financial

assets

at

fair

value

through

the

income

statement
130 12
◾

Derivative

financial

instruments
131 13
◾

Financial

assets

at

fair

value

through

other

comprehensive

income
139 14
◾

Financial

liabilities

designated

at

fair

value
140
15
◾

Fair

value

of

financial

instruments
140
16
◾

Offsetting

financial

assets

and

financial

liabilities
151
17
Assets

at

amortised

cost

and

other
◾

Loans

and

advances

and

deposits

at

amortised

cost
153 18
investments ◾

Property,

plant

and

equipment
153 19
◾

Leases
154 20
◾

Goodwill

and

intangible

assets
156 21
Accruals,

provisions,

contingent
◾

Other

liabilities
160 22
liabilities

and

legal

proceedings
◾

Provisions
160
23
◾

Contingent

liabilities

and

commitments
160
24
◾

Legal,

competition

and

regulatory

matters
161 25
Capital

instruments,

equity

and
◾

Subordinated

liabilities
166 26
reserves
◾

Ordinary

shares,

share

premium

and

other

equity
169 27
◾

Reserves
171 28
Employee

benefits
◾

Staff

costs
173 29
◾

Share-based

payments
173
30
◾

Pensions

and

post-retirement

benefits
175
31
Scope

of

consolidation
◾

Principal

subsidiaries
181 32
◾

Structured

entities
182 33
◾

Investments

in

associates

and

joint

ventures
185
34
◾

Securitisations
185 35
◾

Assets

pledged,

collateral

received

and

assets

transferred
186
36
Other

disclosure

matters
◾

Related

party

transactions

and

Directors’

remuneration
189 37
◾

Disposal

of

businesses

and

discontinued

operations
191
38
◾

Auditor’s

remuneration
192
39
◾

Interest

rate

benchmark

reform
193
40

Report

of

Independent

Registered

Public

Accounting

Firm
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

101
Report

of

Independent

Registered

Public

Accounting

Firm
To

the

Shareholders

and

Board

of

Directors
Barclays

Bank

PLC:
Opinion

on

the

Consolidated

Financial

Statements
We

have

audited

the

accompanying

consolidated

balance

sheets

of

Barclays

Bank

PLC

and

subsidiaries

(the

Company)

as

of

December

31,
2020

and

2019,

the

related

consolidated

income

statements,

consolidated

statements

of

comprehensive

income,

consolidated

statements

of
changes

in

equity,

and

consolidated

cash

flows

statements

for

each

of

the

years

in

the

three-year

period

ended

December

31,

2020

and

the
related

notes

and

specific

disclosures

described

in

Note

1

of

the

consolidated

financial

statements

as

being

part

of

the

consolidated

financial
statements

(collectively,

the

consolidated

financial

statements).

In

our

opinion,

the

consolidated

financial

statements

present

fairly,

in

all

material
respects,

the

financial

position

of

the

Company

as

of

December

31,

2020

and

2019,

and

the

results

of

its

operations

and

its

cash

flows

for

each
of

the

years

in

the

three-year

period

ended

December

31,

2020,

in

conformity

with

International

Financial

Reporting

Standards,

as

issued

by

the
International

Accounting

Standards

Board.
Basis

for

Opinion
These

consolidated

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

Company

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
Company

is

not

required

to

have,

nor

were

we

engaged

to

perform,

an

audit

of

its

internal

control

over

financial

reporting.

As

part

of

our

audits,
we

are

required

to

obtain

an

understanding

of

internal

control

over

financial

reporting

but

not

for

the

purpose

of

expressing

an

opinion

on

the
effectiveness

of

the

Company’s

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
Critical

Audit

Matters
The

critical

audit

matters

communicated

below

are

matters

arising

from

the

current

period

audit

of

the

consolidated

financial

statements

that
were

communicated

or

required

to

be

communicated

to

the

audit

committee

and

that:

(1)

relate

to

accounts

or

disclosures

that

are

material

to
the

consolidated

financial

statements

and

(2)

involved

our

especially

challenging,

subjective,

or

complex

judgments.

The

communication

of
critical

audit

matters

does

not

alter

in

any

way

our

opinion

on

the

consolidated

financial

statements,

taken

as

a

whole,

and

we

are

not,

by
communicating

the

critical

audit

matters

below,

providing

separate

opinions

on

the

critical

audit

m

atters

or

on

the

accounts

or

disclosures

to
which

they

relate.
Impairment

allowance

for

loans

and

advances

at

amortized

cost,

including

off-balance

sheet

elements

of

the

allowance
As

discussed

in

the

credit

risk

disclosures

on

pages

47

to

75,

the

Company’s

impairment

allowance

for

loans

and

advances,

including

off-
balance

sheet

elements

at

amortized

cost

was

£5.8bn

as

at

31

December

2020.
We

identified

the

assessment

of

impairment

allowance

for

loans

and

advances

at

amortized

cost,

including

off

-balance

sheet

elements

as

a
critical

audit

matter.

A

high

degree

of

audit

effort,

including

specialized

skills

and

knowledge,

was

required

because

it

involved

significant
measurement

uncertainty.

Specifically,

complex

and

subjective

auditor

judgement

was

required

to

assess

the

following:
◾

Model

estimations

–

Complex

and

subjective

auditor

judgement

was

applied

in

assessing

the

Company’s

modelled

estimations

of

Expected
Credit

Losses

(“ECL”)

due

to

the

inherently

judgmental

nature

of

the

underlying

models,

namely

the

IFRS

9

Probability

of

Default

(“PD”),

the
Loss

Given

Default

(“LGD”),

the

Probability

of

Survival

(“PS”)

and

the

Exposure

at

Default

(“EAD”).

The

IFRS

9

PD

and

revolving

PS

models

Report

of

Independent

Registered

Public

Accounting

Firm
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

102
are

the

key

drivers

of

complexity

in

the

Company’s

calculation

of

impairment

allowance

for

loans

and

advances

at

amortized

cost,

including
off

-balance

sheet

elements,

and

also

impact

the

staging

of

assets;
◾

Economic

scenarios

–

Complex

and

subjective

auditor

judgement

was

applied

in

assessing

the

forward-looking

economic

scenarios

used

by
the

Company

and

the

probability

weightings

applied

to

them,

especially

when

considering

the

uncertain

economic

environment;

and,
◾

Qualitative

adjustments

–

Adjustments

to

the

model-driven

impairment

allowance

for

loans

and

advances

at

amortized

cost,

including

off-
balance

sheet

elements

are

raised

by

the

Company

to

address

known

model

limitations

or

emerging

trends

as

well

as

risks

not

captured

by
models.

These

adjustments

represent

approximately

16.0%

of

the

impairment

allowance

for

loans

and

advances

at

amortized

cost,
including

off-balance

sheet

elements.

Complex

and

subjective

auditor

judgement

was

applied

in

assessing

qualitative

adjustments

to

the
model-driven

impairment

allowance

due

to

the

inherent

estimation

uncertainty

associated

with

these

adjustments,

especially

in

relation

to
adjustments

introduced

to

respond

to

the

impact

of

economic

uncertainty.
In

addition,

auditor

judgement

was

required

to

evaluate

the

sufficiency

of

audit

evidence

obtained.
The

following

are

the

primary

procedures

we

performed

to

address

this

critical

audit

matter.
◾

We

evaluated

the

design

and

tested

the

operating

effectiveness

of

certain

internal

controls

over

the

Company’s

process

for

estimating

the
impairment

allowance

for

loans

and

advances

at

amortized

cost,

including

off

-balance

sheet

elements.

This

included

controls

relating

to

the
(1)

application

of

the

staging

criteria,

(2)

model

validation,

implementation

and

monitoring,

(3)

authorization

and

calculation

of

qualitative
adjustments

and

management

overlays,

and

(4)

selection

and

implementation

of

economic

variables

and

the

controls

over

the

economic
scenario

selection

and

probabilities.
◾

We

involved

credit

risk

modelling

professionals

with

specialized

skills

and

knowledge,

who

assisted

in

the

following:
o

evaluating

the

Company’s

impairment

methodologies

for

compliance

with

IFRS

(including

the

staging

criteria

used);
o

reperforming

and

inspecting

model

code

for

the

calculation

of

certain

components

of

the

ECL

model

(including

the

staging

criteria)

to
assess

its

consistency

with

the

Company’s

approved

staging

criteria

and

the

output

of

the

model;
o

evaluating

for

a

selection

of

models

which

were

changed

or

updated

during

the

year

as

to

whether

the

changes

(including

the

updated
model

code)

were

appropriate

by

assessing

the

updated

model

methodology

against

the

applicable

accounting

standard;
o
evaluating

the

model

output

for

a

selection

of

models

by

inspecting

the

corresponding

model

functionality

and

independently
implementing

the

model

by

rebuilding

the

model

code

and

comparing

our

independent

output

with

management’s

output;

and
o

assessing

and

reperforming,

for

a

selection

of

models,

the

reasonableness

of

the

model

predictions

by

comparing

them

against

actual
results

and

evaluating

the

resulting

differences.
◾

In

addition,

we

involved

economic

professionals

with

specialized

skills

and

knowledge,

who

assisted

in:
o

assessing

the

reasonableness

of

the

Company’s

methodology

for

determining

the

economic

scenarios

used

and

the

probability
weightings

applied

to

them;
o

assessing

key

economic

variables

which

included

comparing

samples

of

economic

variables

to

external

sources;
o

assessing

the

overall

reasonableness

of

the

economic

forecasts

by

comparing

the

Company’s

forecasts

to

our

own

modelled

forecasts;
and
o

assessing

the

reasonableness

of

the

Company’s

qualitative

adjustments

by

challenging

key

economic

assumptions

applied

in

their
calculation

based

on

external

sources.
We

evaluated

the

collective

results

of

the

procedures

performed

to

assess

the

sufficiency

of

the

audit

evidence

obtained

related

to

the
Company’s

impairment

allowance

for

loans

and

advances

at

amortized

cost,

including

off-balance

sheet

elements

of

the

allowance.
Valuation

of

certain

difficult-to-value

financial

instruments

recorded

at

fair

value
As

discussed

in

Note

16

to

the

Company’s

consolidated

financial

statements,

the

balance

of

financial

assets

and

liabilities

recorded

at

fair

value
as

at

December

31,

2020

was

£654.0bn

and

£596.3bn,

respectively.

Of

these

amounts,

Level

3

assets

(£10.9bn)

and

liabilities

(£6.6bn)
represented

1.7%

of

the

Company’s

financial

assets

carried

at

fair

value

and

1.1%

of

the

Company’s

financial

liabilities

carried

at

fair

value.

The

Report

of

Independent

Registered

Public

Accounting

Firm
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

103
Company

has

Level

2

financial

assets

at

fair

value

of

£556.8bn

and

financial

liabilities

at

fair

value

of

£557.5bn.

Included

in

these

amounts

are
certain

difficult-to-value

fair

value

financial

instruments

for

which

the

Company

is

required

to

apply

valuation

techniques

which

often

involve

the
exercise

of

significant

judgment

and

the

use

of

assumptions

and

valuation

models.
We

identified

the

valuation

of

certain

difficult

-to-value

financial

instruments

recorded

at

fair

value

as

a

critical

audit

matter.

This

is

because

there
was

significant

measurement

uncertainty

associated

with

the

fair

value

estimates

of

these

instruments

and

subjective

auditor

judgment

was
required

to

evaluate

pricing

data

inputs,

valuation

models

and

fair

value

adjustments

(“FVA”),

including

portfolio-level

FVAs

related

to

credit

and
funding

(commonly

referred

to

as

“XVAs”).

The

following

are

the

primary

procedures

we

performed

to

address

this

critical

audit

matter:
◾

We

evaluated

the

design

and

tested

the

operating

effectiveness

of

certain

internal

controls

over

the

Company’s

process

to

measure

fair
value

of

these

portfolios.

This

included

controls

related

to

(1)

the

independent

price

verification

(‘IPV’)

of

certain

market

pricing

data

inputs,
(2)

the

determination

or

calculation

of

FVAs,

including

exit

adjustments

(to

mark

the

portfolio

to

bid

or

offer

prices),

model

shortcoming
reserves

to

address

model

limitations

and

XVAs

and

(3)

the

validation,

implementation

and

usage

of

valuation

models

including

assessment
of

the

impact

of

model

limitations

and

assumptions;
◾

For

a

selection

of

material

collateral

disputes

identified

through

management’s

control

we

challenged

management’s

valuation

where
significant

fair

value

differences

were

observable

through

comparison

with

the

market

participant’s

valuation

on

the

other

side

of

the

trade;
◾

For

a

subset

of

portfolios

that

are

subject

to

collateralization,

we

assessed

the

valuation

methodology,

and

in

certain

instances

for

trades
that

are

subject

to

collateral

disputes,

developed

an

independent

estimate

of

fair

value

for

those

trades

based

on

external

datasets;
◾

We

performed

a

retrospective

review

by

inspecting

significant

gains

and

losses

on

a

selection

of

new

trades,

trade

exits,

novations

and
restructurings

and

evaluated

whether

these

data

points

indicated

elements

of

fair

value

not

incorporated

in

the

current

valuation
methodologies;
◾

We

inspected

movements

in

unobservable

inputs

throughout

the

period

to

assess

whether

gains

or

losses

generated

were

in

line

with

the
accounting

standards;
◾

We

involved

valuation

professionals

with

specialized

skills

and

knowledge

who

assisted

in

the

following:
o

assessing

the

conceptual

soundness

of

significant

models

and

methodologies

used

in

calculating

fair

values,

risk

exposures

and

in
calculating

FVAs;

and
o

developing

an

independent

estimate

of

fair

value

for

a

selection

of

trades

from

the

above

portfolios

and

challenging

the

Company

where
their

valuations

were

outside

our

tolerance.
Valuation

of

the

defined

benefit

pension

obligation

and

certain

difficult-to-value

pension

assets

in

respect

of

UK

Retirement

Fund
(‘UKRF’)
As

discussed

in

Note

31

to

the

consolidated

financial

statements,

the

Company

operates

defined

benefit

pension

plans

and

the

majority

of

the
balance

relates

to

the

UKRF.

The

total

fair

value

of

the

defined

benefit

pension

obligation

and

the

associated

assets

offsetting

these

obligations
as

of

31

December

2020

was

£33.2bn

and

£34.7bn,

respectively.

Of

these

amounts,

£32.1bn

of

the

obligation

and

£33.9bn

of

the

asset

related
to

UKRF.

The

determination

of

the

Company’s

defined

benefit

pension

asset

with

respect

to

these

plans

is

dependent

on

the

selection

of

certain
actuarial

assumptions,

including

the

discount

rate

used.

In

addition,
the

UKRF

is

invested

in

a

diverse

portfolio

which

includes

certain

difficult-to-
value

pension

plan

assets,

including

property

and

private

equity

investments.

We

identified

the

valuation

of

the

defined

benefit

pension

obligation

in

respect

of

UKRF

as

a

critical

audit

matter.

Subjective

and

complex

auditor
judgement,

including

specialized

skills

and

knowledge,

was

required

in

evaluating

the

discount

rates,

retail

price

index

(‘RPI’)

volatility

impact

on
pension

increases

and

mortality

assumptions

used,

as

well

as

the

methodology

used

by

Company

to

determine

these

assumptions,

as

small
changes

would

have

a

significant

impact

on

the

measurement

of

the

defined

benefit

pension

obligation.

In

addition,

specialized

skills

and
knowledge

were

required

in

assessing

the

valuation

of

certain

difficult-to-value

pension

plan

assets,

specifically

property

and

private

equity
investments,

due

to

the

subjective

nature

of

judgements

required

of

management

and

the

measurement

uncertainty

associated

with

the

use

of
lagged

prices.
The

following

are

the

primary

procedures

we

performed

to

address

this

critical

audit

matter.

Report

of

Independent

Registered

Public

Accounting

Firm
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

104
◾

We

evaluated

the

design

and

tested

the

operating

effectiveness

of

certain

internal

controls

over

the

Company’s

defined

benefit

pension
obligation

process.

This

included

controls

related

to

(1)

management’s

review

of

IAS19

assumptions

including

discount

rate,

RPI

volatility
impact

on

pension

increases

and

mortality

assumptions

as

well

as

the

methodology

used,

(2)

investment

controls

including

over

property
valuation

and

(3)

private

equity

retrospective

review

controls.
◾

We

involved

actuarial

professionals

with

specialized

skills

and

knowledge

who

assisted

in

an

independent

assessment

of

the

methodology
used,

as

well

as

the

following

for

the

discount

rate,

pension

increases,

and

mortality

rates

used

by

the

Company:
o

assessing

the

appropriateness

of

the

Company’s

methodology

for

determining

the

assumptions

by

comparing

to

generally

accepted
actuarial

methods;

and
o

evaluating

the

reasonableness

of

selected

assumptions

against

publicly

available

benchmark

information.
◾

We

involved

property

professionals

with

specialized

skills

and

knowledge

who

assisted

in

the

following:
o

evaluating

the

fair

value

of

the

property

portfolio

by

analyzing

the

year

on

year

movement;

and
o

assessing

the

movement

of

fair

value

within

the

property

portfolio

and

challenging

the

returns

per

the

Company’s

expert

for

a

selection
of

specific

properties

within

the

portfolio

on

the

basis

of

equivalent

yields

observed

in

the

applicable

property

market.
◾

For

a

selection

of

private

equity

interests,

we

performed

a

retrospective

review

by

comparing

the

Company’s

previous

estimates

of

fair

value
of

the

net

asset

value

(‘NAV’)

to

the

NAVs

audited

by

third

parties

to

assess

the

Company’s

ability

to

accurately

estimate

fair

value.
◾

We

evaluated

the

reasonableness

of

the

Company’s

best

estimate

of

the

fair

value

of

its

private

equity

interests

by

developing

an
independent

estimate

of

market

movement

based

on

the

Company’s

specific

portfolio

and

its

associated

market

exposure

and

equivalent
indices.

We

have

served

as

the

Company’s

auditor

since

2017.
London,

United

Kingdom
February

17,

2021

Consolidated

financial

statements
Consolidated

income

statement
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

105
2020 2019 2018
For

the

year

ended

31

December
Notes £m £m £m
Continuing

operations
Interest

and

similar

income
3 6,006 8,085 7,459
Interest

and

similar

expense
3 (2,846) (4,178) (4,329)
Net

interest

income
3,160 3,907 3,130
Fee

and

commission

income
4 7,417 7,664 7,392
Fee

and

commission

expense
4 (1,758) (1,992) (1,785)
Net

fee

and

commission

income
5,659 5,672 5,607
Net

trading

income
5 7,076 4,073 4,364
Net

investment

(expense)/income
6 (121) 420 394
Other

income
4 79 105
Total

income

15,778 14,151 13,600
Credit

impairment

charges
7 (3,377) (1,202) (643)
Net

operating

income
12,401 12,949 12,957
Staff

costs
29 (4,365) (4,565) (4,874)
Infrastructure

costs
8 (816) (835) (935)
Administration

and

general

expenses
8 (4,202) (4,318) (4,224)
Litigation

and

conduct
8 (76) (264) (1,706)
Operating

expenses
8 (9,459) (9,982) (11,739)
Share

of

post-tax

results

of

associates

and

joint

ventures
7 57 68
Profit

on

disposal

of

subsidiaries,

associates

and

joint

ventures
126 88 -
Profit

before

tax

3,075 3,112 1,286
Taxation 9 (624) (332) (229)
Profit

after

tax

in

respect

of

continuing

operations
2,451 2,780 1,057
Loss

after

tax

in

respect

of

discontinued

operations
38 - - (47)
Profit

after

tax
2,451 2,780 1,010
Attributable

to:
Equity

holders

of

the

parent
1,774 2,120 363
Other

equity

instrument

holders
677 660 647
Total

equity

holders

of

the

parent
2,451 2,780 1,010
Profit

after

tax
2,451 2,780 1,010

Consolidated

financial

statements
Consolidated

statement

of

comprehensive

income
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

106
2020 2019 2018
For

the

year

ended

31

December
£m £m £m
Profit

after

tax
2,451 2,780 1,010
Profit

after

tax

in

respect

of

continuing

operations
2,451 2,780 1,057
Loss

after

tax

in

respect

of

discontinuing

operations
- - (47)
Other

comprehensive

income/(loss)

that

may

be

recycled

to

profit

or

loss

from

continuing
operations:
Currency

translation

reserve
Currency

translation

differences
a (647) (544) 844
Fair

value

through

other

comprehensive

income

reserve

movement

relating

to

debt

securities
Net

gains/(losses)

from

changes

in

fair

value
2,402 2,465 (475)
Net

(gains)/losses

transferred

to

net

profit

on

disposal
(251) (454) 74
Net

losses

transferred

to

net

profit

due

to

impairment
1 1 4
Net

(losses)/gains

due

to

fair

value

hedging
(1,640) (1,782) 165
Other

movements
- (8) (25)
Tax (130) (63) 53
Cash

flow

hedging

reserve
Net

gains/(losses)

from

changes

in

fair

value
1,366 823 (197)
Net

gains

transferred

to

net

profit
(282) (141) (213)
Tax (291) (171) 103
Other 3 16 27
Other

comprehensive

income

that

may

be

recycled

to

profit

or

loss

from

continuing

operations
531
142 360
Other

comprehensive

(loss)/income

not

recycled

to

profit

or

loss

from

continuing

operations:
Retirement

benefit

remeasurements
(77) (280) 412
Fair

value

through

other

comprehensive

income

reserve

movements

relating

to

equity

instruments
1 - (141)
Own

credit
(810) (316) 77
Tax 198 150 (118)
Other

comprehensive

(loss)/income

not

recycled

to

profit

or

loss

from

continuing

operations
(688) (446) 230
Other

comprehensive

(loss)/income

for

the

year

from

continuing

operations
(157) (304) 590
Other

comprehensive

loss

for

the

year

from

discontinued

operation
-
- (3)
Total

comprehensive

income/(loss)

for

the

year
Total

comprehensive

income

for

the

year,

net

of

tax

from

continuing

operations
2,294 2,476 1,647
Total

comprehensive

loss

for

the

year,

net

of

tax

from

discontinued

operation
- - (50)
Total

comprehensive

income

for

the

year
2,294
2,476 1,597
Attributable

to:
Equity

holders

of

the

parent
2,294 2,476 1,597
Total

comprehensive

income

for

the

year
2,294 2,476 1,597
Note
a

Includes

£8m

loss

(2019:

£15m

profit;

2018:

£41m

loss)

on

recycling

of

currency

translation

differences.

Consolidated

financial

statements
Consolidated

balance

sheet
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

107
2020 2019
As

at

31

December
Notes £m £m
Assets
Cash

and

balances

at

central

banks
155,902 125,940
Cash

collateral

and

settlement

balances
97,616 79,486
Loans

and

advances

at

amortised

cost
18 134,267 141,636
Reverse

repurchase

agreements

and

other

similar

secured

lending
8,981 1,731
Trading

portfolio

assets
11 127,664 113,337
Financial

assets

at

fair

value

through

the

income

statement
12 171,761 129,470
Derivative

financial

instruments

13 302,693 229,641
Financial

assets

at

fair

value

through

other

comprehensive

income
14 51,902 45,406
Investments

in

associates

and

joint

ventures
34 24 295
Goodwill

and

intangible

assets
21 1,154 1,212
Property,

plant

and

equipment
19 1,537 1,631
Current

tax

assets
424 898
Deferred

tax

assets
9 2,552 2,460
Retirement

benefit

assets
31 1,814 2,108
Other

assets
1,440 1,421
Total

assets
1,059,731 876,672
Liabilities
Deposits

at

amortised

cost
18 244,696 213,881
Cash

collateral

and

settlement

balances
85,549 67,682
Repurchase

agreements

and

other

similar

secured

borrowing
10,443 2,032
Debt

securities

in

issue
29,423 33,536
Subordinated

liabilities
26 32,005 33,425
Trading

portfolio

liabilities
11 46,139 35,212
Financial

liabilities

designated

at

fair

value
15 249,626 204,446
Derivative

financial

instruments
13 300,580 228,940
Current

tax

liabilities
644 320
Deferred

tax

liabilities
9 225 80
Retirement

benefit

liabilities
31 232 313
Other

liabilities
22 5,251 5,239
Provisions 23 1,208 951
Total

liabilities
1,006,021 826,057
Equity
Called

up

share

capital

and

share

premium
27 2,348 2,348
Other

equity

instruments
27 8,621 8,323
Other

reserves
28 3,183 3,235
Retained

earnings
39,558 36,709
Total

equity
53,710 50,615
Total

liabilities

and

equity
1,059,731 876,672
The

Board

of

Directors

approved

the

financial

statements

on

pages
105

to

196
on

17
February

2021
James

E

Staley

Barclays

Bank

Group

–

Chief

Executive

Officer
Steven

Ewart
Barclays

Bank

Group

–

Chief

Financial

Officer

Consolidated

financial

statements
Consolidated

statement

of

changes

in

equity
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

108
Called

up
share
capital
and

share
premium
a
Other
equity
instruments
a
Other
reserves
b
Retained
earnings
Total

equity
excluding

non-
controlling
interests
Non-
controlling
interests
Total
equity
£m £m £m £m £m £m £m
Balance

as

at

1

January

2020
2,348 8,323 3,235 36,709 50,615
-

50,615
Profit

after

tax
-

677
-

1,774 2,451
-

2,451
Currency

translation

movements
-

-

(647)
-

(647)
-

(647)
Fair

value

through

other

comprehensive
income

reserve
-

-

383
-

383
-

383
Cash

flow

hedges
-

-

793
-

793
-

793
Retirement

benefit

remeasurement
-

-

-

(108) (108)
-

(108)
Own

credit

reserve
-

-

(581)
-

(581)
-

(581)
Other
-

-

-

3 3
-

3
Total

comprehensive

income

for

the
year
-

677 (52) 1,669 2,294
-

2,294
Issue

and

exchange

of

other

equity
instruments
-

298
-

(53) 245
-

245
Other

equity

instruments

coupons

paid
-

(677)
-

-

(677)
-

(677)
Equity

settled

share

schemes
-

-

-

349 349
-

349
Vesting

of

Barclays

PLC

shares

under
share-based

payment

schemes
-

-

-

(300) (300)
-

(300)
Dividends

on

ordinary

shares
-

-

-

(263) (263)
-

(263)
Dividends

on

preference

shares

and
other

shareholders

equity
-

-

-

(42) (42)
-

(42)
Capital

contribution

from

Barclays

Plc
-

-

-

1,500 1,500
-

1,500
Other

reserve

movements
-

-

-

(11) (11)
-

(11)
Balance

as

at

31

December

2020
2,348 8,621 3,183 39,558 53,710
-

53,710

Consolidated

financial

statements
Consolidated

statement

of

changes

in

equity
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

109
Called

up
share
capital
and

share
premiuma
Other
equity
instruments
a
Other
reserves
b
Retained
earnings
Total

equity
excluding

non-
controlling
interests
Non-
controlling
interests
Total
equity
£m £m £m £m £m £m £m
Balance

as

at

1

January

2019
2,348 7,595 3,361 34,405 47,709 2 47,711
Profit

after

tax
-

660
-

2,120 2,780
-

2,780
Currency

translation

movements
-

-

(544)
-

(544)
-

(544)
Fair

value

through

other

comprehensive
income

reserve
-

-

159
-

159
-

159
Cash

flow

hedges
-

-

511
-

511
-

511
Retirement

benefit

remeasurement
-

-

-

(194) (194)
-

(194)
Own

credit

reserve
-

-

(252)
-

(252)
-

(252)
Other
-

-

-

16 16
-

16
Total

comprehensive

income

for

the
year
-

660 (126) 1,942 2,476
-

2,476
Issue

and

exchange

of

other

equity
instruments
-

728
-

(406) 322
-

322
Other

equity

instruments

coupons

paid
-

(660)
-

-

(660)
-

(660)
Equity

settled

share

schemes
-

-

-

392 392
-

392
Vesting

of

Barclays

PLC

shares

under
share-based

payment

schemes
-

-

-

(349) (349)
-

(349)
Dividends

on

ordinary

shares
-

-

-

(233) (233)
-

(233)
Dividends

on

preference

shares

and
other

shareholders

equity
-

-

-

(41) (41)
-

(41)
Capital

contribution

from

Barclays

Plc
-

-

-

995 995
-

995
Other

reserve

movements
-

-

-

4 4 (2) 2
Balance

as

at

31

December

2019
2,348 8,323 3,235 36,709 50,615
-

50,615
Notes

a

For

further

details

refer

to

Note

27.
b

For

further

details

refer

to

Note

28.

Consolidated

financial

statements
Consolidated

cash

flow

statement
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

110
2020 2019 a 2018 a
For

the

year

ended

31

December
Notes £m £m £m
Continuing

operations
Reconciliation

of

profit

before

tax

to

net

cash

flows

from

operating

activities:
Profit

before

tax
3,075 3,112 1,286
Adjustment

for

non

-cash

items:
Credit

impairment

charges
3,377 1,202 643
Depreciation,

amortisation

and

impairment

of

property,

plant

and

equipment

and

intangibles
441 459 397
Other

provisions,

including

pensions
634 417 2,274
Net

profit

on

disposal

of

investments

and

property,

plant

and

equipment
(119) (84)
-

Other

non-cash

movements

including

exchange

rate

movements
c (2,362) (742) (4,097)
Changes

in

operating

assets

and

liabilities
Net

decrease/(increase)

in

cash

collateral

and

settlement

balances
b 4,098 (5,762) (4,862)
Net

decrease/(increase)

in

loans

and

advances

at

amortised

cost
c 7,142 3,937 (7,215)
Net

increase

in

reverse

repurchase

agreements

and

other

similar

secured

lending
(7,250) (118) (434)
Net

increase

in

deposits
31,148 14,544 16,316
Net

(decrease)/increase

debt

securities

in

issue
(4,113) (5,762) 14
Net

increase/(decrease)

in

repurchase

agreements

and

other

similar

secured

borrowing
8,411 (5,346) 2
Net

(increase)/decrease

in

derivative

financial

instruments
(1,604) 2,390 (6,419)
Net

(increase)/decrease

in

trading

assets
(14,327)
(9,299) 10,102
Net

increase/(decrease)

in

trading

liabilities
10,927
(1,402) 1,688
Net

decrease/(increase)

in

financial

assets

and

liabilities

designated

at

fair

value
2,889
2,485 (6,284)
Net

(increase)/decrease

in

other

assets
(93)
(44) 949
Net

increase/(decrease)

in

other

liabilities
13
(991) (6,099)
Corporate

income

tax

(paid)/received
(12)
894 (409)
Net

cash

from

operating

activities
42,275 (110) (2,148)
Purchase

of

debt

securities

at

amortised

cost
c
(7,890) (8,565) (1,564)
Proceeds

from

sale

or

redemption

of

debt

securities

at

amortised

cost
c
3,527 1,305 5,109
Purchase

of

financial

assets

at

fair

value

through

other

comprehensive

income
(57,640) (67,056) (106,330)
Proceeds

from

sale

or

redemption

of

financial

assets

at

fair

value

through

other

comprehensive

income
53,367 67,743 108,038
Purchase

of

property,

plant

and

equipment

and

intangibles
(303) (610) (422)
Proceeds

from

sale

of

property,

plant

and

equipment

and

intangibles
-

-

35
Disposal

of

discontinued

operation,

net

of

cash

disposed
-

-

(39,703)
Disposal

of

subsidiaries

and

associates,

net

of

cash

disposed

736 617
-

Other

cash

flows

associated

with

investing

activities
11 95 1,191
Net

cash

from

investing

activities
(8,192)
(6,471) (33,646)
Dividends

paid

and

coupon

payments

on

other

equity

instruments
(982) (934) (1,142)
Issuance

of

subordinated

debt
26 3,856 6,785 221
Redemption

of

subordinated

debt
(4,746) (6,574) (3,246)
Issue

of

shares

and

other

equity

instruments
1,134 2,292 1,925
Redemption

of

shares

and

other

equity

instruments
(903) (1,970) (3,588)
Capital

contribution

from

Barclays

PLC
-

-

2,000
Vesting

of

shares

under

employee

share

schemes
(300) (349) (418)
Net

cash

from

financing

activities
(1,941) (750) (4,248)
Effect

of

exchange

rates

on

cash

and

cash

equivalents
1,669
(3,345) 4,159
Net

increase/(decrease)

in

cash

and

cash

equivalents

from

continuing

operations
33,811 (10,676) (35,883)
Net

cash

from

discontinued

operation
38
-

-

(468)
Net

increase/(decrease)

in

cash

and

cash

equivalents
33,811 (10,676) (36,351)
Cash

and

cash

equivalents

at

beginning

of

year
139,314 149,990 186,341
Cash

and

cash

equivalents

at

end

of

year
173,125 139,314 149,990
Cash

and

cash

equivalents

comprise:
Cash

and

balances

at

central

banks
155,902
125,940 136,359
Loans

and

advances

to

banks

with

original

maturity

less

than

three

months
7,281
8,158 7,404
Cash

collateral

balances

with

central

banks

with

original

maturity

less

than

three

months
b
9,086
4,736 5,310
Treasury

and

other

eligible

bills

with

original

maturity

less

than

three

months
856
480 917
173,125 139,314 149,990
Notes
a

2019

and

2018

comparative

figures

have

been

restated

to

make

the

cash

flow

statement

more

relevant

following

a

review

of

the

disclosure

and

the

accounting

policies
applied.

Amendments

have

been

made

to

the

classification

of

cash

collateral

reported

within

cash

and

cash

equivalents

and

to

the

presentation

of

items

within

net

cash

flows
from

operating

and

investing

activities.

Footnotes

b

and

c

below

quantify

the

impact

of

the

changes

to

the

respective

cash

flow

categories

in

prior

periods

and

provide

further
detail.
b

“Cash

collateral

balances

with

central

banks

with

original

maturity

less

than

three

months”

was

previously

labelled

“Cash

collateral

and

settlement

balances

with

banks

with
original

maturity

less

than

three

months”.

This

line

item

has

been

restated

to

include

only

balances

that

the

Barclays

Bank

Group

holds

at

central

banks

related

to

payment
schemes.

Previously,

cash

collateral

and

settlement

balances

with

non-central

bank

counterparties

were

also

classified

as

cash

equivalents

and

included

within

this

balance.
Comparatives

have

been

restated.

The

effect

of

this

change

decreased

cash

equivalents

by

£16,702m

as

at

31

December

2019

,

£17,367m

as

at

31

December

2018

and
£18,111m

as

at

31

December

2017.

As

a

result,

net

cash

from

operating

activi

ties

increased

by

£665m

in

2019

and

£744m

in

2018

representing

the

net

decrease/(increase)

in
the

cash

collateral

and

settlement

balances

line

item

in

those

periods

.

c
Movements

in

cash

and

cash

equivalents

relating

to

debt

securities

at

amortised

cost

were

previously

shown

within

loans

and

advances

to

banks

and

customers

in

operating

activities.

These

debt

securities

holdings

are

now

considered

to

be

part

of

the

investing

activity

performed

by

the

Barclays

Bank

Group

following

a

change

in

accounting

policy
and

have

been

presented

within

investing

activities

in

2020.

Comparatives

have

been

restated.

The

effect

of

this

change

was

to

reclassify

£7,260m

of

net

cash

outflows

from
operating

activities

to

investing

activities

in

2019

and

inflows

of

£3,544m

i

n

2018.

Interest

received

by

the

Barclays

Bank

Group

was

£12,860m

(2019:

£26,637m)

and

interest

paid

by

the

Barclays

Bank

Group

was

£8,653m
(2019:

£21,314m).

Consolidated

financial

statements
Consolidated

cash

flow

statement
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

111
The

Barclays

Bank

Group

is

required

to

maintain

balances

with

central

banks

and

other

regulatory

authorities

and

these

amounted

to

£3,119

m
(2019:

£4,505m).

For

the

purposes

of

the

cash

flow

statement,

cash

comprises

cash

on

hand

and

demand

deposits

and

cash

equivalents

comprise

highly

liquid
investments

that

are

convertible

into

cash

with

an

insignificant

risk

of

changes

in

value

with

original

maturities

of

three

months

or

less.
Repurchase

and

reverse

repurchase

agreements

are

not

considered

to

be

part

of

cash

equivalents.

Notes

to

the

financial

statements
For

the

year

ended

31

December

2020
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

112
This

section

describes

Barclays

Bank

Group’s

significant

policies

and

critical

accounting

estimates

that

relate

to

the

financial

statements

and
notes

as

a

whole.

If

an

accounting

policy

or

a

critical

accounting

estimate

relates

to

a

particular

note,

the

accounting

policy

and/or

critical
accounting

estimate

is

contained

with

the

relevant

note.
1

Significant

accounting

policies
1.

Reporting

entity
Barclays

Bank

PLC

is

a

public

limited

company,

registered

in

England

under

company

number

1026167.
These

financial

statements

are

prepared

for

Barclays

Bank

PLC

and

its

subsidiaries

(the

Barclays

Bank

Group)

under

Section

399

of

the
Companies

Act

2006.

The

Barclays

Bank

Group

is

a

major

global

financial

services

provider

engaged

in

credit

cards,

wholesale

banking,
investment

banking,

wealth

management

and

investment

management

services.

In

addition,

separate

financial

statements

have

been

presented
for

the

holding

company.
2.

Compliance

with

International

Financial

Reporting

Standards
The

consolidated

financial

statements

of

the

Barclays

Bank

Group,

and

the

separate

financial

statements

of

Barclays

Bank

PLC,

have

been
prepared

in

accordance

with

international

accounting

standards

in

conformity

with

the

requirements

of

the

Company

Act

2006

and

in
accordance

with

International

Financial

Reporting

Standards

(IFRS)

and

interpretations

(IFRICs)

as

issued

by

the

IASB

and

adopted

pursuant

to
Regulation

(EC)

No

1606/2002

as

it

applies

in

the

European

Union.

These

standards

have

also

been

endorsed

by

the

UK.

The

principal
accounting

policies

applied

in

the

preparation

of

the

consolidated

and

separate

financial

statements

are

set

out

below,

and

in

the

relevant

notes
to

the

financial

statements.

These

policies

have

been

consistently

applied

with

the

exception

of

the

early

adoption

of
Interest

Rate

Benchmark
Reform

–

Phase

2

(Amendments

to

IFRS

9,

IAS

39,

IFRS

7,

IFRS

4

and

IFRS

16)
which

was

applied

from

1

January

2020.
3.

Basis

of

preparation
The

consolidated

and

separate

financial

statements

have

been

prepared

under

the

historical

cost

convention

modified

to

include

the

fair
valuation

of

investment

property,

and

particular

financial

instruments,

to

the

extent

required

or

permitted

under

IFRS

as

set

out

in

the

relevant
accounting

policies.

They

are

stated

in

millions

of

pounds

Sterling

(£m),

the

functional

currency

of

Barclays

Bank

PLC.
The

financial

statements

have

been

prepared

on

a

going

concern

basis,

in

accordance

with

the

Companies

Act

2006

as

applicable

to
companies

using

IFRS.

The

financial

statements

are

prepared

on

a

going

concern

basis,

as

the

Board

is

satisfied

that

the

Barclays

Bank

Group
and

parent

company

have

the

resources

to

continue

in

business

for

a

period

of

at

least

12

months

from

approval

of

the

financial

statements.

In
making

this

assessment,

the

Board

has

considered

a

wide

range

of

information

relating

to

present

and

future

conditions.

This

involved

a

review

of

a

working

capital

report

(WCR)

for

the

Barclays

Bank

Group.

The

WCR

is

used

by

the

Barclays

Bank

Group

and

the
Board

to

assess

the

future

performance

of

the

business

and

that

it

has

the

resources

in

place

that

are

required

to

meet

its

ongoing

regulatory
requirements.

The

assessment

is

based

upon

business

plans

which

contain

future

forecasts

of

profitability

taken

from

the

Barclays

Bank
Group’s

three-year

medium

term

plan

as

well

as

projections

of

future

regulatory

capital

requirements

and

business

funding

needs.

The

WCR
also

includes

details

of

the

impact

of

internally

generated

stress

testing

scenarios

on

the

liquidity

and

capital

requirement

forecasts.

The

stress
tests

used

were

based

an

assessment

of

reasonably

possible

downside

economic

scenarios

that

the

Barclays

Bank

Group

could

experience.

The

WCR

showed

that

the

Barclays

Bank

Group

had

sufficient

capital

in

place

to

support

its

future

business

requirements

and

remained

above
its

regulatory

minimum

requirements

in

the

stress

scenarios.

It

also

showed

that

the

Barclays

Bank

Group

has

an

expectation

that

it

can
continue

to

meet

its

funding

requirements

during

the

scenarios.

Accordingly,

the

Board

concluded

that

there

was

a

reasonable

expectation

that
the

Barclays

Bank

Group

has

adequate

resources

to

continue

as

a

going

concern

for

a

period

of

at

least

12

months

from

the

date

of

approval

of
the

financial

statements.
4.

Accounting

policies
The

Barclays

Bank

Group

prepares

financial

statements

in

accordance

with

IFRS.

The

Barclays

Bank

Group’s

significant

accounting

policies
relating

to

specific

financial

statement

items,

together

with

a

description

of

the

accounting

estimates

and

judgements

that

were

critical

to
preparing

them,

are

set

out

under

the

relevant

notes.

Accounting

policies

that

affect

the

financial

statements

as

a

whole

are

set

out

below.
(i)

Consolidation
The

Barclays

Bank

Group

applies

IFRS

10
Consolidated

financial

statements
.
The

consolidated

financial

statements

combine

the

financial

statements

of

Barclays

Bank

PLC

and

all

its

subsidiaries.

Subsidiaries

are

entities
over

which

Barclays

Bank

PLC

has

control.

The

Barclays

Bank

Group

has

control

over

another

entity

when

the

Barclays

Bank

Group

has

all

of
the

following:

1)

power

over

the

relevant

activities

of

the

investee,

for

example

through

voting

or

other

rights
2)

exposure

to,

or

rights

to,

variable

returns

from

its

involvement

with

the

investee

and
3)

the

ability

to

affect

those

returns

through

its

power

over

the

investee.
The

assessment

of

control

is

based

on

the

consideration

of

all

facts

and

circumstances.

The

Barclays

Bank

Group

reassesses

whether

it
controls

an

investee

if

facts

and

circumstances

indicate

that

there

are

changes

to

one

or

more

of

the

three

elements

of

control.
Intra-group

transactions

and

balances

are

eliminated

on

consolidation.

Consistent

accounting

policies

are

used

throughout

the

Barclays

Bank
Group

for

the

purposes

of

the

consolidation.
Changes

in

ownership

interests

in

subsidiaries

are

accounted

for

as

equity

transactions

if

they

occur

after

control

has

already

been

obtained
and

they

do

not

result

in

loss

of

control.
As

the

consolidated

financial

statements

include

partnerships

where

the

Barclays

Bank

Group

member

is

a

partner,

advantage

has

been

taken
of

the

exemption

under

Regulation

7

of

the

Partnership

(Accounts)

Regulations

2008

with

regard

to

preparing

and

filing

of

individual

partnership
financial

statements.
Details

of

the

principal

subsidiaries

are

given

in

Note

32.

Notes

to

the

financial

statements
For

the

year

ended

31

December

2020
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

113
(ii)

Foreign

currency

translation
The

Barclays

Bank

Group

applies

IAS

21
The

Effects

of

Changes

in

Foreign

Exchange

Rates
.

Transactions

in

foreign

currencies

are

translated
into

Sterling

at

the

rate

ruling

on

the

date

of

the

transaction.

Foreign

currency

monetary

balances

are

translated

into

Sterling

at

the

period

end
exchange

rates.

Exchange

gains

and

losses

on

such

balances

are

taken

to

the

income

statement.

Non-monetary

foreign

currency

balances

in
relation

to

items

measured

in

terms

of

historical

cost

are

carried

at

historical

transaction

date

exchange

rates.

Non-monetary

foreign

currency
balances

in

relation

to

items

measured

at

fair

value

are

translated

using

the

exchange

rate

at

the

date

when

the

fair

value

was

measured.

The

Barclays

Bank

Group’s

foreign

operations

(including

subsidiaries,

joint

ventures,

associates

and

branches)

based

mainly

outside

the

UK
may

have

different

functional

currencies.

The

functional

currency

of

an

operation

is

the

currency

of

the

main

economy

to

which

it

is

exposed.
Prior

to

consolidation

(or

equity

accounting)

the

assets

and

liabilities

of

non-Sterling

operations

are

translated

at

the

period

end

exchange

rate
and

items

of

income,

expense

and

other

comprehensive

income

are

translated

into

Sterling

at

the

rate

on

the

date

of

the

transactions.
Exchange

differences

arising

on

the

translation

of

foreign

operations

are

included

in

currency

translation

reserves

within

equity.

These

are
transferred

to

the

income

statement

when

the

Barclays

Bank

Group

disposes

of

the

entire

interest

in

a

foreign

operation,

when

partial

disposal
results

in

the

loss

of

control

of

an

interest

in

a

subsidiary,

when

an

investment

previously

accounted

for

using

the

equity

method

is

accounted

for
as

a

financial

asset,

or

on

the

disposal

of

an

autonomous

foreign

operation

within

a

branch.

(iii)

Financial

assets

and

liabilities
The

Barclays

Bank

Group

applies

IFRS

9
Financial

Instruments

to

the

recognition,

classification

and

measurement,

and

derecognition

of
financial

assets

and

financial

liabilities

and

the

impairment

of

financial

assets.

The

Barclays

Bank

Group

applies

the

requirements

of

IAS

39
Financial

Instruments:

Recognition

and

Measurement

for

hedge

accounting

purposes.

Recognition
The

Barclays

Bank

Group

recognises

financial

assets

and

liabilities

when

it

becomes

a

party

to

the

terms

of

the

contract.

Trade

date

or
settlement

date

accounting

is

applied

depending

on

the

classification

of

the

financial

asset.
Classification

and

measurement
Financial

assets

are

classified

on

the

basis

of

two

criteria:

i)

the

business

model

within

which

financial

assets

are

managed;

and

ii)

their

contractual

cash

flow

characteristics

(whether

the

cash

flows

represent

‘solely

payments

of

principal

and

interest’

(SPPI)).
The

Barclays

Bank

Group

assesses

the

business

model

criteria

at

a

portfolio

level.

Information

that

is

considered

in

determining

the

applicable
business

model

includes

(i)

policies

and

objectives

for

the

relevant

portfolio,

(ii)

how

the

performance

and

risks

of

the

portfolio

are

managed,
evaluated

and

reported

to

management,

and

(iii)

the

frequency,

volume

and

timing

of

sales

in

prior

periods,

sales

expectation

for

future

periods,
and

the

reasons

for

such

sales.
The

contractual

cash

flow

characteristics

of

financial

assets

are

assessed

with

reference

to

whether

the

cash

flows

represent

SPPI.

In

assessing
whether

contractual

cash

flows

are

SPPI

compliant,

interest

is

defined

as

consideration

primarily

for

the

time

value

of

money

and

the

credit

risk
of

the

principal

outstanding.

The

time

value

of

money

is

defined

as

the

element

of

interest

that

provides

consideration

only

for

the

passage

of
time

and

not

consideration

for

other

risks

or

costs

associated

with

holding

the

financial

asset.

Terms

that

could

change

the

contractual

cash
flows

so

that

it

would

not

meet

the

condition

for

SPPI

are

considered,

including:

(i)

contingent

and

leverage

features,

(ii)

non-recourse
arrangements

and

(iii)

features

that

could

modify

the

time

value

of

money.
Financial

assets

are

measured

at

amortised

cost

if

they

are

held

within

a

business

model

whose

objective

is

to

hold

financial

assets

in

order

to
collect

contractual

cash

flows,

and

their

contractual

cash

flows

represent

SPPI.
Financial

assets

are

measured

at

fair

value

through

other

comprehensive

income

if

they

are

held

within

a

business

model

whose

objective

is
achieved

by

both

collecting

contractual

cash

flows

and

selling

financial

assets,

and

their

contractual

cash

flows

represent

SPPI.
Other

financial

assets

are

measured

at

fair

value

through

profit

and

loss.

There

is

an

option

to

make

an

irrevocable

election

on

initial

recognition
for

non

traded

equity

investments

to

be

measured

at

fair

value

through

other

comprehensive

income,

in

which

case

dividends

are

recognised

in
profit

or

loss,

but

gains

or

losses

are

not

reclassified

to

profit

or

loss

upon

derecognition,

and

the

impairment

requirements

of

IFRS

9

do

not
apply.
The

accounting

policy

for

each

type

of

financial

asset

or

liability

is

included

within

the

relevant

note

for

the

item.

The

Barclays

Bank

Group’s
policies

for

determining

the

fair

values

of

the

assets

and

liabilities

are

set

out

in

Note

16.
Derecognition
The

Barclays

Bank

Group

derecognises

a

financial

asset,

or

a

portion

of

a

financial

asset,

from

its

balance

sheet

where

the

contractual

rights

to
cash

flows

from

the

asset

have

expired,

or

have

been

transferred,

usually

by

sale,

and

with

them

either

substantially

all

the

risks

and

rewards

of
the

asset

or

significant

risks

and

rewards,

along

with

the

unconditional

ability

to

sell

or

pledge

the

asset.
Financial

liabilities

are

de-recognised

when

the

liability

has

been

settled,

has

expired

or

has

been

extinguished.

An

exchange

of

an

existing
financial

liability

for

a

new

liability

with

the

same

lender

on

substantially

different

terms

–

generally

a

difference

of

10%

or

more

in

the

present
value

of

the

cash

flows

or

a

substantive

qualitative

amendment

–

is

accounted

for

as

an

extinguishment

of

the

original

financial

liability

and

the
recognition

of

a

new

financial

liability.
Transactions

in

which

the

Barclays

Bank

Group

transfers

assets

and

liabilities,

portions

of

them,

or

financial

risks

associated

with

them

can

be
complex

and

it

may

not

be

obvious

whether

substantially

all

of

the

risks

and

rewards

have

been

transferred.

It

is

often

necessary

to

perform

a
quantitative

analysis.

Such

an

analysis

compares

the

Barclays

Bank

Group’s

exposure

to

variability

in

asset

cash

flows

before

the

transfer

with
its

retained

exposure

after

the

transfer.
A

cash

flow

analysis

of

this

nature

may

require

judgement.

In

particular,

it

is

necessary

to

estimate

the

asset’s

expected

future

cash

flows

as
well

as

potential

variability

around

this

expectation.

The

method

of

estimating

expected

future

cash

flows

depends

on

the

nature

of

the

asset,
with

market

and

market-implied

data

used

to

the

greatest

extent

possible.

The

potential

variability

around

this

expectation

is

typically

determined

Notes

to

the

financial

statements
For

the

year

ended

31

December

2020
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

114
by

stressing

underlying

parameters

to

create

reasonable

alternative

upside

and

downside

scenarios.

Probabilities

are

then

assigned

to

each
scenario.

Stressed

parameters

may

include

default

rates,

loss

severity,

or

prepayment

rates.
Accounting

for

reverse

repurchase

and

repurchase

agreements

including

other

similar

lending

and

borrowing
Reverse

repurchase

agreements

(and

stock

borrowing

or

similar

transaction)

are

a

form

of

secured

lending

whereby

the

Barclays

Bank

Group
provides

a

loan

or

cash

collateral

in

exchange

for

the

transfer

of

collateral,

generally

in

the

form

of

marketable

securities

subject

to

an
agreement

to

transfer

the

securities

back

at

a

fixed

price

in

the

future.

Repurchase

agreements

are

where

the

Barclays

Bank

Group

obtains
such

loans

or

cash

collateral,

in

exchange

for

the

transfer

of

collateral.
The

Barclays

Bank

Group

purchases

(a

reverse

repurchase

agreement)

or

borrows

securities

subject

to

a

commitment

to

resell

or

return

them.
The

securities

are

not

included

in

the

balance

sheet

as

the

Barclays

Bank

Group

does

not

acquire

the

risks

and

rewards

of

ownership.
Consideration

paid

(or

cash

collateral

provided)

is

accounted

for

as

a

loan

asset

at

amortised

cost,

unless

it

is

designated

or

mandatorily

at

fair
value

through

profit

and

loss.

The

Barclays

Bank

Group

may

also

sell

(a

repurchase

agreement)

or

lend

securities

subject

to

a

commitment

to

repurchase

or

redeem

them.
The

securities

are

retained

on

the

balance

sheet

as

the

Barclays

Bank

Group

retains

substantially

all

the

risks

and

rewards

of

ownership.
Consideration

received

(or

cash

collateral

provided)

is

accounted

for

as

a

financial

liability

at

amortised

cost,

unless

it

is

designated

at

fair

value
through

profit

and

loss.

(iv)

Issued

debt

and

equity

instruments
The

Barclays

Bank

Group

applies

IAS

32,
Financial

Instruments:

Presentation
,

to

determine

whether

funding

is

either

a

financial

liability

(debt)
or

equity.
Issued

financial

instruments

or

their

components

are

classified

as

liabilities

if

the

contractual

arrangement

results

in

the

Barclays

Bank

Group
having

an

obligation

to

either

deliver

cash

or

another

financial

asset,

or

a

variable

number

of

equity

shares,

to

the

holder

of

the

instrument.

If

this
is

not

the

case,

the

instrument

is

generally

an

equity

instrument

and

the

proceeds

included

in

equity,

net

of

transaction

costs.

Dividends

and
other

returns

to

equity

holders

are

recognised

when

paid

or

declared

by

the

members

at

the

AGM

and

treated

as

a

deduction

from

equity.
Where

issued

financial

instruments

contain

both

liability

and

equity

components,

these

are

accounted

for

separately.

The

fair

value

of

the

debt

is
estimated

first

and

the

balance

of

the

proceeds

is

included

within

equity.
5.

New

and

amended

standards

and

interpretations
The

accounting

policies

adopted

are

consistent

with

those

of

the

previous

financial

year,

with

the

exception

of

the

early

adoption

of
Interest

Rate
Benchmark

Reform

–

Phase

2

(Amendments

to

IFRS

9,

IAS

39,

IFRS

7,

IFRS

4

and

IFRS

16)

which

was

applied

from

1

January

2020.
IFRS

9,

IAS

39,

IFRS

7,

IFRS

4

and

IFRS

16

–

Amendments

relating

to

Interest

Rate

Benchmark

Reform

(Phase

2

amendments)
IFRS

9,

IAS

39,

IFRS

7,

IFRS

4

and

IFRS

16

were

amended

in

August

2020,

which

are

effective

for

periods

beginning

on

or

after

1

January
2021

with

earlier

adoption

permitted.

The

Barclays

Bank

Group

elected

to

early

adopt

the

amendments

with

effect

from

1

January

2020.

The
amendments

have

been

endorsed

by

the

EU

and

by

the

UK.
IFRS

9

allows

companies

when

they

first

apply

IFRS

9,

to

make

an

accounting

policy

choice

to

continue

to

apply

the

hedge

accounting
requirements

of

IAS

39.

The

Barclays

Bank

Group

made

the

election

to

continue

to

apply

the

IAS

39

hedge

accounting

requirements,

and
consequently,

the

amendments

to

IAS

39

in

respect

of

hedge

accounting

have

been

adopted

by

the

Barclays

Bank

Group.

The

objective

of

the

amendments

is

to

provide

certain

reliefs

to

companies

when

changes

are

made

to

the

contractual

cash

flows

or

hedging
relationships

resulting

from

interest

rate

benchmark

reform.

The

reliefs

adopted

by

the

Barclays

Bank

Group

have

been

described

below.
Changes

in

the

basis

for

determining

contractual

cash

flows
A

change

in

the

basis

of

determining

the

contractual

cash

flows

of

a

financial

instrument

that

are

required

by

the

reform

is

accounted

for

by
updating

the

effective

interest

rate,

without

the

recognition

of

an

immediate

gain

or

loss.

This

practical

expedient

is

only

applied

where

(1)

the
change

to

the

contractual

cash

flows

is

necessary

as

a

direct

consequence

of

the

reform

and

(2)

the

new

basis

for

determining

the

contractual
cash

flows

is

economically

equivalent

to

the

previous

basis.

For

changes

made

in

addition

to

those

required

by

the

reform,

the

practical
expedient

is

applied

first,

after

which

the

normal

IFRS

9

requirements

for

modifications

of

financial

instruments

is

applied.
Hedge

accounting
The

IAS

39

requirements

in

respect

of

hedge

accounting

have

been

amended

in

two

phases.

The

Phase

1

amendments,

which

were

adopted
by

the

Barclays

Bank

Group

in

2019,

provide

relief

to

the

hedge

accounting

requirements

prior

to

changing

a

hedge

relationship

due

to

the
interest

rate

benchmark

reform

(refer

to

Note

13).

The

Phase

2

amendments

provide

relief

when

changes

are

made

to

hedge

relationships

as

a
result

of

the

interest

rate

benchmark

reform.

The

Phase

2

amendments

adopted

by

the

Barclays

Bank

Group

are

described

below.
◾

Under

a

temporary

exception,

changes

to

the

hedge

designation

and

hedge

documentation

due

to

the

interest

rate

benchmark

reform

would
not

constitute

the

discontinuation

of

the

hedge

relationship

nor

the

designation

of

a

new

hedging

relationship.
◾

In

respect

of

the

retrospective

hedge

effectiveness

assessment,

the

Barclays

Bank

Group

may

elect

on

a

hedge-by-hedge

basis

to

reset

the
cumulative

fair

value

changes

to

zero

when

the

exception

to

the

retrospective

assessment

ends

(Phase

1

relief).

Any

hedge

ineffectiveness
will

continue

to

be

measured

and

recognised

in

full

in

profit

or

loss.
◾

Amounts

accumulated

in

the

cash

flow

hedge

reserve

would

be

deemed

to

be

based

on

the

alternative

benchmark

rate

(on

which

the

hedge
future

cash

flows

are

determined)

when

there

is

a

change

in

basis

for

determining

the

contractual

cash

flows.
◾

For

hedges

of

groups

of

items

(such

as

those

forming

part

of

a

macro

cash

flow

hedging

strategy),

the

amendments

provide

relief

for

items
within

a

designated

group

of

items

that

are

amended

for

changes

directly

required

by

the

reform.
◾

In

respect

of

whether

a

risk

component

of

a

hedged

item

is

separately

identifiable,

the

amendments

provide

temporary

relief

to

entities

to

meet
this

requirement

when

an

alternative

risk

free

rate

(RFR)

financial

instrument

is

designated

as

a

risk

component.

These

amendments

allow
entities

upon

designation

of

the

hedge

to

assume

that

the

separately

identifiable

requirement

is

met

if

the

entity

reasonably

expects

the

RFR
risk

will

become

separately

identifiable

within

the

next

24

months.

This

relief

applies

to

each

RFR

on

a

rate-by-rate

basis

and

starts

when

the
entity

first

designates

the

RFR

as

a

non-contractually

specified

risk

component.

Notes

to

the

financial

statements
For

the

year

ended

31

December

2020
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

115
The

amendments

to

IFRS

7

require

certain

disclosures

to

be

made

to

enable

users

of

financial

statements

to

understand

the

effect

of

interest
rate

benchmark

reform

on

an

entity’s

financial

instruments

and

risk

management

strategy.

Refer

to

Note

40

where

these

disclosures

have

been
included.
Future

accounting

developments
The

following

accounting

standards

have

been

issued

by

the

IASB

but

are

not

yet

effective:

IFRS

17

–

Insurance

contracts
In

May

2017,

the

IASB

issued

IFRS

17
Insurance

Contracts
,

a

comprehensive

new

accounting

standard

for

insurance

contracts

covering
recognition

and

measurement,

presentation

and

disclosure.

Once

effective,

IFRS

17

will

replace

IFRS

4
Insurance

Contracts

that

was

issued

in
2005.
IFRS

17

applies

to

all

types

of

insurance

contracts

(i.e.

life,

non-life,

direct

insurance

and

re-insurance),

regardless

of

the

type

of

entities

that
issue

them,

as

well

as

to

certain

guarantees

and

financial

instruments

with

discretionary

participation

features.

A

few

scope

exceptions

will
apply.

In

June

2020,

the

IASB

published

amendments

to

IFRS

17.

The

amendments

that

are

relevant

to

the

Barclays

Bank

Group

are

the

scope
exclusion

for

credit

card

contracts

and

similar

contracts

that

provide

insurance

coverage,

the

optional

scope

exclusion

for

loan

contracts

that
transfer

significant

insurance

risk,

and

clarification

that

only

financial

guarantees

issued

are

in

scope

of

IFRS

9.
The

amendments

also

defer

the

effective

date

of

IFRS

17,

including

the

above

amendments,

to

annual

reporting

periods

beginning

on

or

after

1
January

2023.

IFRS

17,

including

the

amendments

to

IFRS

17,

has

not

yet

been

endorsed

by

the

EU

as

of

the

date

that

the

financial

statements

are

authorised
for

issue.

Following

the

UK’s

withdrawal

from

the

EU

on

31

December

2020,

the

UK-adopted

international

accounting

standards

will

be

applicable.

IFRS
17,

including

the

amendments

to

IFRS

17,

has

not

yet

been

endorsed

by

the

UK.

The

Barclays

Bank

Group

is

currently

assessing

the

expected
impact

of

adopting

this

standard.
6.

Critical

accounting

estimates

and

judgements
The

preparation

of

financial

statements

in

accordance

with

IFRS

requires

the

use

of

estimates.

It

also

requires

management

to

exercise
judgement

in

applying

the

accounting

policies.

The

key

areas

involving

a

higher

degree

of

judgement

or

complexity

or

areas

where

assumptions
are

significant

to

the

consolidated

and

individual

financial

statements

are

highlighted

under

the

relevant

note.

Critical

accounting

estimates

and
judgements

are

disclosed

in:
◾

Credit

impairment

charges

on

page

121

to

124
◾

Tax

on

page

125

to

128
◾

Fair

value

of

financial

instruments

on

page

140

to

151
◾

Pensions

and

post-retirement

benefits

–

obligations

on

page

175

to

180
◾

Provisions

including

conduct

and

legal,

competition

and

regulatory

matters

on

page

160

to

165
7.

Other

disclosures
To

improve

transparency

and

ease

of

reference,

by

concentrating

related

information

in

one

place,

certain

disclosures

required

under

IFRS
have

been

included

within

the

Risk

review

section

as

follows:
◾

Credit

risk

on

page

39

to

41

and

on

pages

47

to

75
◾

Market

risk

on

page

41

and

on

pages

76

to

77
◾

Treasury

and

capital

risk

–

capital

on

page

42

and

on

pages

84

to

85
◾

Treasury

and

capital

risk

–

liquidity

on

page

42

and

on

pages

79

to

83
These

disclosures

are

covered

by

the

Audit

opinion

(included

on

pages

101

to

104)

where

referenced

as

audited.

Notes

to

the

financial

statements
Financial

performance

and

returns
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

116
The

notes

included

in

this

section

focus

on

the

results

and

performance

of

the

Barclays

Bank

Group.

Information

on

the

segmental

performance,
income

generated,

expenditure

incurred,

tax,

and

dividends

are

included

here.
2

Segmental

reporting
Presentation

of

segmental

reporting
The

Barclays

Bank

Group’s

segmental

reporting

is

in

accordance

with

IFRS

8
Operating

Segments
.

Operating

segments

are

reported

in

a
manner

consistent

with

the

internal

reporting

provided

to

the

Executive

Committee,

which

is

responsible

for

allocating

resources

and

assessing
performance

of

the

operating

segments,

and

has

been

identified

as

the

chief

operating

decision

maker.

All

transactions

between

business
segments

are

conducted

on

an

arm’s-length

basis,

with

intra-segment

revenue

and

costs

being

eliminated

in

Head

Office.

Income

and
expenses

directly

associated

with

each

segment

are

included

in

determining

business

segment

performance.
The

Barclays

Bank

Group

divisions

have

been

for

segmental

reporting

purposes

defined

as

Corporate

and

Investment

Bank

and

Consumer,
Cards

and

Payments.
◾
Corporate

and

Investment

Bank

which

includes

Investment

Banking,

Corporate

Banking

and

global

Markets

businesses.
◾
Consumer,

Cards

and

Payments

which

includes

Barclays

US

Consumer

Bank,

Barclays

Payments,

Barclaycard

Germany

and

Private
Bank.
The

below

table

also

includes

Head

Office

which
comprises

head

office

and

certain

central

support

functions

including

the

Barclays

Bank

Group
service

company

full

time

equivalent

employees.

Analysis

of

results

by

business
Corporate

and

Investment

Bank
Consumer,

Cards

and

Payments
Head

Office
Barclays

Bank

Group
£m £m £m £m
For

the

year

ended

31

December

2020
Total

income
12,607 3,490 (319) 15,778
Credit

impairment

charges
(1,565) (1,720) (92) (3,377)
Net

operating

income/(expenses)
11,042 1,770 (411) 12,401
Operating

expenses
(7,125) (2,132) (126) (9,383)
Litigation

and

conduct
(4) (44) (28) (76)
Total

operating

expenses
(7,129) (2,176) (154) (9,459)
Other

net

income/(expenses)
a 16 114 3 133
Profit/(loss)

before

tax
3,929 (292) (562) 3,075
Total

assets

(£bn)
990.9 57.8 11.0 1,059.7
Number

of

employees

(full

time

equivalent)
7,800 3,000 10,100 20,900
Average

number

of

employees

(full

time

equivalent)
20,145
Corporate

and
Investment

Bank
Consumer,

Cards

and

Payments
Head

Office
Barclays

Bank

Group
£m £m £m £m
For

the

year

ended

31

December

2019
Total

income
10,009
4,462 (320)
14,151
Credit

impairment

charges
(157) (1,016) (29) (1,202)
Net

operating

income/(expenses)
9,852 3,446 (349) 12,949
Operating

expenses
(7,267) (2,359) (92) (9,718)
Litigation

and

conduct
(108) (7) (149) (264)
Total

operating

expenses
(7,375) (2,366) (241) (9,982)
Other

net

income/(expenses)
a
113 40 (8) 145
Profit/(loss)

before

tax
2,590 1,120 (598) 3,112
Total

assets

(£bn)
799.6 65.7 11.4 876.7
Number

of

employees

(full

time

equivalent)
8,100 3,100 9,300 20,500
Average

number

of

employees

(full

time

equivalent)
21,700

Note
a

Other

net

income/(expenses)

represents

the

share

of

post

-tax

results

of

associates

and

joint

ventures,

profit

(or

loss)

on

disposal

of

subsidiaries,

associates

and

joint

ventures,
and

gains

on

acquisitions.

Notes

to

the

financial

statements
Financial

performance

and

returns
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

117
Corporate

and

Investment

Bank
Consumer,

Card

s

and

Payments
Head

Office
Barclays

Bank
Group
£m £m £m £m
For

the

year

ended

31

December

2018
Total

income
9,741 4,267 (408) 13,600
Credit

impairment

releases/(charges)
152 (808) 13 (643)
Net

operating

income/(expenses)
9,893 3,459 (395) 12,957
Operating

expenses

(7,459) (2,304) (130) (9,893)
GMP

charge
- - (140) (140)
Litigation

and

conduct
(68) (59) (1,579) (1,706)
Total

operating

expenses
(7,527) (2,363) (1,849) (11,739)
Other

net

income/(expenses)
a
28 41 (1) 68
Profit/(loss)

before

tax
2,394 1,137 (2,245) 1,286
Total

assets

(£bn)
792.5 71.6 13.6 877.7
Number

of

employees

(full

time

equivalent)
9,100 3,300 10,000 22,400
Note
a

Other

net

income/(expenses)

represents

the

share

of

post

-tax

results

of

associates

and

joint

ventures,

profit

(or

loss)

on

disposal

of

subsidiaries,

associates

and

joint

ventures,
and

gains

on

acquisitio

ns.
Income

by

geographic

region
a
2020 2019 2018
For

the

year

ended

31

December

£m £m £m
United

Kingdom
4,954 4,084 4,007
Europe

2,119 1,752 1,615
Americas

7,590 7,251 7,048
Africa

and

Middle

East
37 62 44
Asia

1,078 1,002 886
Total 15,778 14,151 13,600
Income

from

individual

countries

which

represent

more

than

5%

of

total

income
a
2020 2019 2018
For

the

year

ended

31

December

£m £m £m
United

Kingdom
4,954
4,084 4,007
United

States

7,471
7,121 6,916
Note
a

The

geographical

analysis

is

based

on

the

location

of

the

office

where

the

transactions

are

recorded.
3

Net

interest

income
Accounting

for

interest

income

and

expenses
Interest

income

on

loans

and

advances

at

amortised

cost

and

financial

assets

at

fair

value

through

other

comprehensive

income,

and

interest
expense

on

financial

liabilities

held

at

amortised

cost,

are

calculated

using

the

effective

interest

method

which

allocates

interest,

and

direct

and
incremental

fees

and

costs,

over

the

expected

lives

of

the

assets

and

liabilities.
The

effective

interest

method

requires

the

Barclays

Bank

Group

to

estimate

future

cash

flows,

in

some

cases

based

on

its

experience

of
customers’

behaviour,

considering

all

contractual

terms

of

the

financial

instrument,

as

well

as

the

expected

lives

of

the

assets

and

liabilities.

The

Barclays

Bank

Group

incurs

certain

costs

to

originate

credit

card

balances

with

the

most

significant

being

co-brand

partner

fees.

To

the
extent

these

costs

are

attributed

to

customers

that

continuously

carry

an

outstanding

balance

(revolvers)

and

incremental

to

the

origination

of
credit

card

balances,

they

are

capitalised

and

subsequently

included

within

the

calculation

of

the

effective

interest

rate.

They

are

amortised

to
interest

income

over

the

period

of

expected

repayment

of

the

originated

balance.

Costs

attributed

to

customers

that

settle

their

outstanding
balances

each

period

(transactors)

are

deferred

on

the

balance

sheet

as

a

cost

of

obtaining

a

contract

and

amortised

to

fee

and

commission
expense

over

the

life

of

the

customer

relationship

(refer

to

Note

4).

There

are

no

other

individual

estimates

involved

in

the

calculation

of

effective
interest

rates

that

are

material

to

the

results

or

financial

position.

Notes

to

the

financial

statements
Financial

performance

and

returns
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

118
2020 2019
a
2018
a
£m £m £m
Cash

and

balances

at

central

banks
226 919 919
Loans

and

advances

at

amortised

cost
4,510 5,514 5,554
Fair

value

through

other

comprehensive

income
604 831 662
Negative

interest

on

liabilities
68 13 35
Other

598 808 289
Interest

and

similar

income
6,006 8,085 7,459
Deposits

at

amortised

cost
(644) (1,778) (1,591)
Debt

securities

in

issue
b (424) (873) (493)
Subordinated

liabilities
(1,112)
(1,096) (1,397)
Negative

interest

on

assets
(325)
(250) (228)
Other

(341) (181) (620)
Interest

and

similar

expense
(2,846) (4,178) (4,329)
Net

interest

income
3,160 3,907 3,130
Notes
a
Comparatives

for

negative

interest

income

on

liabilities

and

negative

interest

expense

on

assets

have

been

re-presented

from

Other

interest

income

and

Other

interest
expense.
b

Barclays

Bank

Group

has

amended

the

presentation

of

the

premium

paid

for

purchased

financial

guarantees

which

are

embedded

in

notes

it

issues

directly

to

the

market.

From
2020

onwards,

the

full

note

coupon

(£99m)

is

presented

as

interest

and

similar

expense

within

net

interest

income.

The

financial

guarantee

element

of

the

coupon

had

previously
been

recognised

in

net

investment

income

(2019:

£24m,

2018:

£1m).

The

comparatives

have

not

been

restated.
Interest

and

similar

income

presented

above

represents

interest

revenue

calculated

using

the

effective

interest

method.

Costs

to

originate

credit
card

balances

of

£687m

(2019:

£684m;

2018:

£585m)

have

been

amortised

to

interest

and

similar

income

during

the

period.

Interest

and

similar
income

includes

£9m

(2019:

£9m;

2018:

£9m)

accrued

on

impaired

loans.

Other

interest

expense

includes

£23m

(2019:

£25m)

relating

to

IFRS
16

lease

interest

expenses.
4

Net

fee

and

commission

income
Accounting

for

net

fee

and

commission

income

The

Barclays

Bank

Group

applies

IFRS

15

Revenue

from

Contracts

with

Customers.

IFRS

15

establishes

a

five-step

model

governing

revenue
recognition.

The

five-step

model

requires

the

Barclays

Bank

Group

to

(i)

identify

the

contract

with

the

customer,

(ii)

identify

each

of

the
performance

obligations

included

in

the

contract,

(iii)

determine

the

amount

of

consideration

in

the

contract,

(iv)

allocate

the

consideration

to
each

of

the

identified

performance

obligations

and

(v)

recognise

revenue

as

each

performance

obligation

is

satisfied.
The

Barclays

Bank

Group

recognises

fee

and

commission

income

charged

for

services

provided

by

the

Barclays

Bank

Group

as

the

services
are

provided,

for

example,

on

completion

of

the

underlying

transaction.

Where

the

contractual

arrangements

also

result

in

the

Barclays

Bank
Group

recognising

financial

instruments

in

scope

of

IFRS

9,

such

financial

instruments

are

initially

recognised

at

fair

value

in

accordance

with
IFRS

9

before

applying

the

provisions

of

IFRS

15.
Fee

and

commission

income

is

disaggregated

below

by

fee

types

that

reflect

the

nature

of

the

services

offered

across

the

Barclays

Bank

Group
and

operating

segments,

in

accordance

with

IFRS

15.

The

below

table

includes

a

total

for

fees

in

scope

of

IFRS

15.

Refer

to

Note

2

for

more
detailed

information

about

operating

segments.
2020
Corporate

and
Investment

Bank
Consumer,

Cards

and
Payments
Head

Office
Total
£m £m £m £m
Fee

type
Transactional 357 1,973 - 2,330
Advisory 593 100 - 693
Brokerage

and

execution
1,116 57 - 1,173
Underwriting

and

syndication
2,867 - - 2,867
Other 54 152 29 235
Total

revenue

from

contracts

with

customers
4,987 2,282 29 7,298
Other

non-contract

fee

income
114 5 - 119
Fee

and

commission

income
5,101 2,287 29 7,417
Fee

and

commission

expense
(768) (988) (2) (1,758)
Net

fee

and

commission

income
4,333 1,299 27 5,659

Notes

to

the

financial

statements
Financial

performance

and

returns
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

119
2019
Corporate

and
Investment

Bank
Consumer,

Cards

and
Payments
Head

Office
Total
£m £m £m £m
Fee

type
Transactional 391 2,418 - 2,809
Advisory 821 83 - 904
Brokerage

and

execution
1,082 49 - 1,131
Underwriting

and

syndication
2,358 - - 2,358
Other 90 227 30 347
Total

revenue

from

contracts

with

customers
4,742 2,777 30 7,549
Other

non-contract

fee

income
110 5 - 115
Fee

and

commission

income
4,852 2,782 30 7,664
Fee

and

commission

expense
(743) (1,249) - (1,992)
Net

fee

and

commission

income
4,109 1,533 30 5,672
2018
Corporate

and
Investment

Bank
Consumer,

Cards

and
Payments
Head

Office
Total
£m £m £m £m
Fee

type
Transactional 366 2,248 - 2,614
Advisory 772 78 - 850
Brokerage

and

execution
1,002 71 - 1,073
Underwriting

and

syndication
2,462 - - 2,462
Other 24 222 29 275
Total

revenue

from

contracts

with

customers
4,626 2,619 29 7,274
Other

non-contract

fee

income
114 4 - 118
Fee

and

commission

income
4,740 2,623 29 7,392
Fee

and

commission

expense
(657) (1,128) - (1,785)
Net

fee

and

commission

income
4,083 1,495 29 5,607
Fee

types
Transactional
Transactional

fees

are

service

charges

on

deposit

accounts,

cash

management

services

and

transactional

processing

fees.

These

include
interchange

and

merchant

fee

income

generated

from

credit

and

bank

card

usage.

Transaction

and

processing

fees

are

recognised

at

the

point
in

time

the

transaction

occurs

or

service

is

performed.

Interchange

and

merchant

fees

are

recognised

upon

settlement

of

the

card

transaction
payment.
The

Barclays

Bank

Group

incurs

certain

card

related

costs

including

those

related

to

cardholder

reward

programmes

and

payments

to

co-brand
partners.

Cardholder

reward

programmes

costs

related

to

customers

that

settle

their

outstanding

balance

each

period

(transactors)

are
expensed

when

incurred

and

presented

in

fee

and

commission

expense

while

costs

related

to

customers

that

continuously

carry

an

outstanding
balance

(revolvers)

are

included

in

the

effective

interest

rate

of

the

receivable

(refer

to

Note

3).

Payments

to

partners

for

new

cardholder
account

originations

related

to

transactor

accounts

are

deferred

as

costs

to

obtain

a

contract

under

IFRS

15,

while

costs

related

to

revolver
accounts

are

included

in

the

effective

interest

rate

of

the

receivable

(refer

to

Note

3).

Those

costs

deferred

under

IFRS

15

are

capitalised

and
amortised

over

the

estimated

life

of

the

customer

relationship.

Payments

to

co-brand

partners

based

on

revenue

sharing

are

presented

as

a
reduction

of

fee

and

commission

income

while

payments

based

on

profitability

are

presented

in

fee

and

commission

expense.
Advisory
Advisory

fees

are

generated

from

wealth

management

services

and

investment

banking

advisory

services

related

to

mergers,

acquisitions

and
financial

restructurings.

Wealth

management

advisory

fees

are

earned

over

the

period

the

services

are

provided

and

are

generally

recognised
quarterly

when

the

market

value

of

client

assets

is

determined.

Investment

banking

advisory

fees

are

recognised

at

the

point

in

time

when

the
services

related

to

the

transaction

have

been

completed

under

the

terms

of

the

engagement.

Investment

banking

advisory

costs

are

recognised
as

incurred

in

fee

and

commission

expense

if

direct

and

incremental

to

the

advisory

services

or

are

otherwise

recognised

in

operating
expenses.
Brokerage

and

execution
Brokerage

and

execution

fees

are

earned

for

executing

client

transactions

with

various

exchanges

and

over-the-counter

markets

and

assisting
clients

in

clearing

transactions.

Brokerage

and

execution

fees

are

recognised

at

the

point

in

time

the

associated

service

has

been

completed
which

is

generally

the

trade

date

of

the

transaction.

Notes

to

the

financial

statements
Financial

performance

and

returns
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

120
Underwriting

and

syndication
Underwriting

and

syndication

fees

are

earned

for

the

distribution

of

client

equity

or

debt

securities

and

the

arrangement

and

administration

of

a
loan

syndication.

This

includes

commitment

fees

to

provide

loan

financing.

Underwriting

fees

are

generally

recognised

on

trade

date

if

there

is
no

remaining

contingency,

such

as

the

transaction

being

conditional

on

the

closing

of

an

acquisition

or

another

transaction.

Underwriting

costs
are

deferred

and

recognised

in

fee

and

commission

expense

when

the

associated

underwriting

fees

are

recorded.

Syndication

fees

are

earned
for

arranging

and

administering

a

loan

syndication;

however,

the

associated

fee

may

be

subject

to

variability

until

the

loan

has

been

syndicated
to

other

syndicate

members

or

until

other

contingencies

have

been

resolved

and

therefore

the

fee

revenue

is

deferred

until

the

uncertainty

is
resolved.
Included

in

underwriting

and

syndication

fees

are

loan

commitment

fees

which

are

not

presented

as

part

of

the

carrying

value

of

the

loan

in
accordance

with

IFRS

9.

Such

commitment

fees

are

recognised

over

time

through

to

the

contractual

maturity

of

the

commitment.
Contract

assets

and

contract

liabilities
The

Barclays

Bank

Group

had

no

material

contract

assets

or

contract

liabilities

as

at

31

December

2020

(2019:

nil;

2018:

nil).
Impairment

of

fee

receivables

and

contract

assets
During

2020,

there

have

been

no

material

impairments

recognised

in

relation

to

fees

receivable

and

contract

assets

(2019:

nil;

2018:

nil).

Fees
in

relation

to

transactional

business

can

be

added

to

outstanding

customer

balances.

These

amounts

may

be

subsequently

impaired

as

part

of
the

overall

loans

and

advances

balance.
Remaining

performance

obligations
The

Barclays

Bank

Group

applies

the

practical

expedient

of

IFRS

15

and

does

not

disclose

information

about

remaining

performance
obligations

that

have

original

expected

durations

of

one

year

or

less

or

because

the

Barclays

Bank

Group

has

a

right

to

consideration

that
corresponds

directly

with

the

value

of

the

service

provided

to

the

client

or

customer.
Costs

incurred

in

obtaining

or

fulfilling

a

contract
The

Barclays

Bank

Group

expects

that

incremental

costs

of

obtaining

a

contract

such

as

success

fee

and

commission

fees

paid

are

recoverable
and

therefore

capitalised

such

contract

costs

in

the

amount

of

£135m

at

31

December

2020

(2019:

£153m;

2018:

£125m).
Capitalised

contract

costs

are

amortised

based

on

the

transfer

of

services

to

which

the

asset

relates

which

typically

ranges

over

the

expected
life

of

the

relationship.

In

2020,

the

amount

of

amortisation

was

£35m

(2019:

£29m;

2018:

£30m)

and

there

was

no

impairment

loss

recognised
in

connection

with

the

capitalised

contract

costs

(2019:

nil;

2018:

nil).
5

Net

trading

income
Accounting

for

net

trading

income
In

accordance

with

IFRS

9,

trading

positions

are

held

at

fair

value,

and

the

resulting

gains

and

losses

are

included

in

the

income

statement,
together

with

interest

and

dividends

arising

from

long

and

short

positions

and

funding

costs

relating

to

trading

activities.
Income

arises

from

both

the

sale

and

purchase

of

trading

positions,

margins

which

are

achieved

through

market

making

and

customer

business
and

from

changes

in

fair

value

caused

by

movements

in

interest

and

exchange

rates,

equity

prices

and

other

market

variables.
Gains

or

losses

on

non-trading

financial

instruments

designated

or

mandatorily

at

fair

value

with

changes

in

fair

value

recognised

in

the

income
statement

are

included

in

net

trading

income

where

the

business

model

is

to

manage

assets

and

liabilities

on

a

fair

value

basis

which

includes
use

of

derivatives

or

where

an

instrument

is

designated

at

fair

value

to

eliminate

an

accounting

mismatch

and

the

related

instrument's

gain

and
losses

are

reported

in

trading

income.
2020
2019 2018
£m
£m £m
Net

gains

from

financial

instruments

held

for

trading
5,392 2,795 3,101
Net

gains

from

financial

instruments

designated

at

fair

value
695 240 259
Net

gains

from

financial

instruments

mandatorily

at

fair

value
989 1,038 1,004
Net

trading

income
7,076 4,073 4,364

Notes

to

the

financial

statements
Financial

performance

and

returns
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

121
6

Net

investment

(expense)/income
Accounting

for

net

investment

income
Dividends

are

recognised

when

the

right

to

receive

the

dividend

has

been

established.

Other

accounting

policies

relating

to

net

investment
income

are

set

out

in

Note

12

and

Note

14.

2020 2019 2018
£m £m £m
Net

(losses)/gains

from

financial

assets

mandatorily

at

fair

value
(39) 218 172
Net

gains

from

disposal

of

debt

instruments

at

fair

value

through

other

comprehensive

income
251 454 131
Net

(losses)/gains

from

disposal

of

financial

assets

and

liabilities

measured

at

amortised

cost
a (128) (38) (20)
Dividend

income
- - 55
Net

(losses)/gains

on

other

investments
b (205) (214) 56
Net

investment

(expense)/income
(121) 420 394
Notes
a

Included

within

the

2020

balance

are

losses

of

£115m

relating

to

the

partial

redemption

of

contingent

capital

notes.
b

Barclays

has

amended

the

presentation

of

the

premium

paid

for

purchased

financial

guarantees

which

are

embedded

in

notes

it

issues

directly

to

the

market.

From

2020
onwards,

the

full

note

coupon

is

presented

as

interest

expense

within

net

interest

income.

The

financial

guarantee

element

of

the

coupon

had

previously

been

recognised

in
net

investment

income.

The

reclassification

into

interest

expense

is

£99m

for

2020

(2019:

£25m,

2018:

£1m).

The

comparatives

have

not

been

restated.

7

Credit

impairment

charges
Accounting

for

the

impairment

of

financial

assets

Impairment

In

accordance

with

IFRS

9,

the

Barclays

Bank

Group

is

required

to

recognise

expected

credit

losses

(ECLs)

based

on

unbiased

forward-looking
information

for

all

financial

assets

at

amortised

cost,

lease

receivables,

debt

financial

assets

at

fair

value

through

other

comprehensive

income,
loan

commitments

and

financial

guarantee

contracts.

Intercompany

exposures

in

the

individual

financial

statements,

including

loan
commitments

and

financial

guarantee

contracts,

are

also

in

scope

of

IFRS

9

for

ECL

purposes.
At

the

reporting

date,

an

allowance

(or

provision

for

loan

commitments

and

financial

guarantees)

is

required

for

the

12

month

(Stage

1)

ECLs.

If
the

credit

risk

has

significantly

increased

since

initial

recognition

(Stage

2),

or

if

the

financial

instrument

is

credit

impaired

(Stage

3),

an
allowance

(or

provision)

should

be

recognised

for

the

lifetime

ECLs.

The

measurement

of

ECL

is

calculated

using

three

main

components:

(i)

probability

of

default

(PD)

(ii)

loss

given

default

(LGD)

and

(iii)

the
exposure

at

default

(EAD).

The

12

month

and

lifetime

ECLs

are

calculated

by

multiplying

the

respective

PD,

LGD

and

the

EAD.

The

12

month

and

lifetime

PDs

represent
the

PD

occurring

over

the

next

12

months

and

the

remaining

maturity

of

the

instrument

respectively.

The

EAD

represents

the

expected

balance
at

default,

taking

into

account

the

repayment

of

principal

and

interest

from

the

balance

sheet

date

to

the

default

event

together

with

any
expected

drawdowns

of

committed

facilities.

The

LGD

represents

expected

losses

on

the

EAD

given

the

event

of

default,

taking

into

account,
among

other

attributes,

the

mitigating

effect

of

collateral

value

at

the

time

it

is

expected

to

be

realised

and

the

time

value

of

money.

Determining

a

significant

increase

in

credit

risk

since

initial

recognition:
The

Barclays

Bank

Group

assesses

when

a

significant

increase

in

credit

risk

has

occurred

based

on

quantitative

and

qualitative

assessments.
The

credit

risk

of

an

exposure

is

considered

to

have

significantly

increased

when:
i)

Quantitative

test
The

annualised

lifetime

PD

has

increased

by

more

than

an

agreed

threshold

relative

to

the

equivalent

at

origination.
PD

deterioration

thresholds

are

defined

as

percentage

increases,

and

are

set

at

an

origination

score

band

and

segment

level

to

ensure

the

test
appropriately

captures

significant

increases

in

credit

risk

at

all

risk

levels.

Generally,

thresholds

are

inversely

correlated

to

the

origination

PD,

i.e.
as

the

origination

PD

increases,

the

threshold

value

reduces.
The

assessment

of

the

point

at

which

a

PD

increase

is

deemed

‘significant’,

is

based

upon

analysis

of

the

portfolio’s

risk

profile

against

a
common

set

of

principles

and

performance

metrics

(consistent

across

both

retail

and

wholesale

businesses),

incorporating

expert

credit
judgement

where

appropriate.

Application

of

quantitative

PD

floors

does

not

represent

the

use

of

the

low

credit

risk

exemption

as

exposures

can
separately

move

into

stage

2

via

the

qualitative

route

described

below.
Wholesale

assets

apply

a

100%

increase

in

PD

and

0.2%

PD

floor

to

determine

a

significant

increase

in

credit

risk.
Retail

assets

apply

bespoke

relative

increase

and

absolute

PD

thresholds

based

on

product

type

and

origination

PD.

Thresholds

are

subject

to
maximums

defined

by

Barclays

Bank

Group

policy

and

typically

apply

minimum

relative

thresholds

of

50-100%

and

a

maximum

relative
threshold

of

400%.
For

existing/historical

exposures

where

origination

point

scores

or

data

are

no

longer

available

or

do

not

represent

a

comparable

estimate

of
lifetime

PD,

a

proxy

origination

score

is

defined,

based

upon:

◾

back

-population

of

the

approved

lifetime

PD

score

either

to

origination

date

or,

where

this

is

not

feasible,

as

far

back

as

possible

(subject

to

a
data

start

point

no

later

than

1

January

2015);

or

Notes

to

the

financial

statements
Financial

performance

and

returns
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

122
◾

use

of

available

historical

account

performance

data

and

other

customer

information,

to

derive

a

comparable

‘proxy’

estimation

of

origination
PD.
ii)

Qualitative

test
This

is

relevant

for

accounts

that

meet

the

portfolio’s

‘high

risk’

criteria

and

are

subject

to

closer

credit

monitoring.
High

risk

customers

may

not

be

in

arrears

but

either

through

an

event

or

an

observed

behaviour

exhibit

credit

distress.

The

definition

and
assessment

of

high

risk

includes

as

wide

a

range

of

information

as

reasonably

available,

such

as

industry

and

Group-wide

customer

level

data,
including

but

not

limited

to

bureau

scores

and

high

consumer

indebtedness

index,

wherever

possible

or

relevant.
Whilst

the

high

risk

populations

applied

for

IFRS

9

impairment

purposes

are

aligned

with

risk

management

processes,

they

are

also

regularly
reviewed

and

validated

to

ensure

that

they

capture

any

incremental

segments

where

there

is

evidence

of

credit

deterioration.
iii)

Backstop

criteria
This

is

relevant

for

accounts

that

are

more

than

30

calendar

days

past

due.

The

30

days

past

due

criteria

is

a

backstop

rather

than

a

primary
driver

of

moving

exposures

into

Stage

2.
The

criteria

for

determining

a

significant

increase

in

credit

risk

for

assets

with

bullet

repayments

follows

the

same

principle

as

all

other

assets,
i.e.

quantitative,

qualitative

and

backstop

tests

are

all

applied.
Exposures

will

move

back

to

Stage

1

once

they

no

longer

meet

the

criteria

for

a

significant

increase

in

credit

risk.

This

means

that,

at

a

minimum
all

payments

must

be

up-to-date,

the

PD

deterioration

test

is

no

longer

met,

the

account

is

no

longer

classified

as

high

risk,

and

the

customer
has

evidenced

an

ability

to

maintain

future

payments.
Exposures

are

only

removed

from

Stage

3

and

re-assigned

to

Stage

2

once

the

original

default

trigger

event

no

longer

applies.

Exposures

being
removed

from

Stage

3

must

no

longer

qualify

as

credit

impaired,

and:
a)

the

obligor

will

also

have

demonstrated

consistently

good

payment

behaviour

over

a

12-month

period,

by

making

all

consecutive

contractual
payments

due

and,

for

forborne

exposures,

the

relevant

EBA

defined

probationary

period

has

also

been

successfully

completed

or;
b)

(for

non-forborne

exposures)

the

performance

conditions

are

defined

and

approved

within

an

appropriately

sanctioned

restructure

plan,
including

12

months’

payment

history

have

been

met.

Management

overlays

and

other

exceptions

to

model

outputs

are

applied

only

if

consistent

with

the

objective

of

identifying

significant

increases
in

credit

risk.
Forward-looking

information
The

measurement

of

ECL

involves

complexity

and

judgement,

including

estimation

of

PD,

LGD,

a

range

of

unbiased

future

economic

scenarios,
estimation

of

expected

lives

(where

contractual

life

is

not

appropriate),

and

estimation

of

EAD

and

assessing

significant

increases

in

credit

risk.
Credit

losses

are

the

expected

cash

shortfalls

from

what

is

contractually

due

over

the

expected

life

of

the

financial

instrument,

discounted

at

the
original

effective

interest

rate

(EIR).

ECLs

are

the

unbiased

probability-weighted

credit

losses

determined

by

evaluating

a

range

of

possible
outcomes

and

considering

future

economic

conditions.

The

Barclays

Bank

Group

uses

a

five-scenario

model

to

calculate

ECL.

An

external

consensus

forecast

is

assembled

from

key

sources,
including

HM

Treasury

(short

and

medium

term

forecasts),

Bloomberg

(based

on

median

of

economic

forecasters)

and

the

Urban

Land

Institute
(for

US

House

Prices),

which

forms

the

baseline

scenario.

In

addition,

two

adverse

scenarios

(Downside

1

and

Downside

2)

and

two

favourable
scenarios

(Upside

1

and

Upside

2)

are

derived,

with

associated

probability

weightings.

The

adverse

scenarios

are

calibrated

to

a

similar

severity
to

internal

stress

tests,

whilst

also

considering

IFRS

9

specific

sensitivities

and

non-linearity.

Downside

2

is

benchmarked

to

the

Bank

of
England’s

annual

cyclical

scenarios

and

to

the

most

severe

scenario

from

Moody’s

inventory,

but

is

not

designed

to

be

the

same.

The
favourable

scenarios

are

calibrated

to

be

symmetric

to

the

adverse

scenarios,

subject

to

a

ceiling

calibrated

to

relevant

recent

favourable
benchmark

scenarios.

The

scenarios

include

eight

economic

variables

(GDP,

unemployment,

House

Price

Index

(HPI)

and

base

rates

in

both
the

UK

and

US

markets)

and

expanded

variables

using

statistical

models

based

on

historical

correlations.

The

upside

and

downside

shocks

are
designed

to

evolve

over

a

five-year

stress

horizon,

with

all

five

scenarios

converging

to

a

steady

state

after

approximately

eight

years.
The

methodology

for

estimating

probability

weights

for

each

of

the

scenarios

involves

a

comparison

of

the

distribution

of

key

historical

UK

and
US

macroeconomic

variables

against

the

forecast

paths

of

the

five

scenarios.

The

m

ethodology

works

such

that

the

baseline

(reflecting

current
consensus

outlook)

has

the

highest

weight

and

the

weights

of

adverse

and

favourable

scenarios

depend

on

the

deviation

from

the

baseline;

the
further

from

the

baseline,

the

smaller

the

weight.

A

single

set

of

five

scenarios

is

used

across

all

portfolios

and

all

five

weights

are

normalised

to
equate

to

100%.

The

same

scenarios

and

weights

that

are

used

in

the

estimation

of

expected

credit

losses

are

also

used

for

the

Barclays

Bank
Group’s

internal

planning

purposes.

The

impacts

across

the

portfolios

are

different

because

of

the

sensitivities

of

each

of

the

portfolios

to
specific

macroeconomic

variables,

for

example,

mortgages

are

highly

sensitive

to

house

prices,

and

credit

cards

and

unsecured

consumer

loans
are

highly

sensitive

to

unemployment.
Definition

of

default,

credit

impaired

assets,

write-offs,

and

interest

income

recognition
The

definition

of

default

for

the

purpose

of

determining

ECLs,

and

for

internal

credit

risk

management

purposes,

has

been

aligned

to

the
Regulatory

Capital

CRR

Article

178

definition

of

default,

to

maintain

a

consistent

approach

with

IFRS

9

and

associated

regulatory

guidance.

The
Regulatory

Capital

CRR

Article

178

definition

of

default

considers

indicators

that

the

debtor

is

unlikely

to

pay,

includes

exposures

in

forbearance
and

is

no

later

than

when

the

exposure

is

more

than

90

days

past

due

or

180

days

past

due

in

the

case

of

UK

mortgages.

When

exposures

are
identified

as

credit

impaired

at

the

time

when

they

are

purchased

or

originated

interest

income

is

calculated

on

the

carrying

value

net

of

the
impairment

allowance.
An

asset

is

considered

credit

impaired

when

one

or

more

events

occur

that

have

a

detrimental

impact

on

the

estimated

future

cash

flows

of

the
financial

asset.

This

comprises

assets

defined

as

defaulted

and

other

individually

assessed

exposures

where

imminent

default

or

actual

loss

is

Notes

to

the

financial

statements
Financial

performance

and

returns
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

123
identified.
Uncollectible

loans

are

written

off

against

the

related

allowance

for

loan

impairment

on

completion

of

the

Barclays

Bank

Group’s

internal
processes

and

when

all

reasonably

expected

recoverable

amounts

have

been

collected.

Subsequent

recoveries

of

amounts

previously

written
off

are

credited

to

the

income

statement.

The

timing

and

extent

of

write-offs

may

involve

some

element

of

subjective

judgement.

Nevertheless,

a
write-off

will

often

be

prompted

by

a

specific

event,

such

as

the

inception

of

insolvency

proceedings

or

other

formal

recovery

action,

which
makes

it

possible

to

establish

that

some

or

the

entire

advance

is

beyond

realistic

prospect

of

recovery.
Accounting

for

purchased

financial

guarantee

contracts
The

Barclays

Bank

Group

may

enter

into

a

financial

guarantee

contract

which

requires

the

issuer

of

such

contract

to

reimburse

the

Barclays
Bank

Group

for

a

loss

it

incurs

because

a

specified

debtor

fails

to

make

payment

when

due

in

accordance

with

the

terms

of

a

debt

instrument.
For

these

separate

financial

guarantee

contracts,

the

Barclays

Bank

Group

recognises

a

reimbursement

asset

aligned

with

the

recognition

of
the

underlying

ECLs,

if

it

is

considered

virtually

certain

that

a

reimbursement

would

be

received

if

the

specified

debtor

fails

to

make

payment
when

due

in

accordance

with

the

terms

of

the

debt

instrument.
Loan

modifications

and

renegotiations

that

are

not

credit-impaired
When

modification

of

a

loan

agreement

occurs

as

a

result

of

commercial

restructuring

activity

rather

than

due

to

the

credit

risk

of

the

borrower,
an

assessment

must

be

performed

to

determine

whether

the

terms

of

the

new

agreement

are

substantially

different

from

the

terms

of

the
existing

agreement.

This

assessment

considers

both

the

change

in

cash

flows

arising

from

the

modified

terms

as

well

as

the

change

in

overall
instrument

risk

profile.

In

respect

of

payment

holidays

granted

to

borrowers

which

are

not

due

to

forbearance,

if

the

revised

cash

flows

on

a
present

value

basis

(based

on

the

original

EIR)

are

not

substantially

different

from

the

original

cash

flows,

the

loan

is

not

considered

to

be
substantially

modified.
Where

terms

are

substantially

different,

the

existing

loan

will

be

derecognised

and

a

new

loan

will

be

recognised

at

fair

value,

with

any
difference

in

valuation

recognised

immediately

within

the

income

statement,

subject

to

observability

criteria.

Where

terms

are

not

substantially

different,

the

loan

carrying

value

will

be

adjusted

to

reflect

the

present

value

of

modified

cash

flows
discounted

at

the

original

EIR,

with

any

resulting

gain

or

loss

recognised

immediately

within

the

income

statement

as

a

modification

gain

or

loss.

Note

1

sets

out

details

for

changes

in

the

basis

of

determining

the

contractual

cash

flows

of

a

financial

instrument

that

are

required

by

interest
rate

benchmark

reform.
Expected

life
Lifetime

ECLs

must

be

measured

over

the

expected

life.

This

is

restricted

to

the

maximum

contractual

life

and

takes

into

account

expected
prepayment,

extension,

call

and

similar

options.

The

exceptions

are

certain

revolver

financial

instruments,

such

as

credit

cards

and

bank
overdrafts,

that

include

both

a

drawn

and

an

undrawn

component

where

the

entity’s

contractual

ability

to

demand

repayment

and

cancel

the
undrawn

commitment

does

not

limit

the

entity’s

exposure

to

credit

losses

to

the

contractual

notice

period.

For

revolving

facilities,

expected

life

is
analytically

derived

to

reflect

behavioural

life

of

the

asset,

i.e.

the

full

period

over

which

the

business

expects

to

be

exposed

to

credit

risk.
Behavioural

life

is

typically

based

upon

historical

analysis

of

the

average

time

to

default,

closure

or

withdrawal

of

facility.

Where

data

is
insufficient

or

analysis

inconclusive,

an

additional

‘maturity

factor’

may

be

incorporated

to

reflect

the

full

estimated

life

of

the

exposures,

based
upon

experienced

judgement

and/or

peer

analysis.

Potential

future

modifications

of

contracts

are

not

taken

into

account

when

determining

the
expected

life

or

EAD

until

they

occur.
Discounting
ECLs

are

discounted

at

the

EIR

at

initial

recognition

or

an

approximation

thereof

and

consistent

with

income

recognition.

For

loan

commitments
the

EIR

is

the

rate

that

is

expected

to

apply

when

the

loan

is

drawn

down

and

a

financial

asset

is

recognised.

Issued

financial

guarantee
contracts

are

discounted

at

the

risk

free

rate.

Lease

receivables

are

discounted

at

the

rate

implicit

in

the

lease.

For

variable/floating

rate

financial
assets,

the

spot

rate

at

the

reporting

date

is

used

and

projections

of

changes

in

the

variable

rate

over

the

expected

life

are

not

made

to

estimate
future

interest

cash

flows

or

for

discounting.
Modelling

techniques
ECLs

are

calculated

by

multiplying

three

main

components,

being

the

PD,

LGD

and

the

EAD,

discounted

at

the

original

EIR.

The

regulatory
Basel

Committee

of

Banking

Supervisors

(BCBS)

ECL

calculations

are

leveraged

for

IFRS

9

modelling

but

adjusted

for

key

differences

which
include:
◾

BCBS

requires

12

month

through

the

economic

cycle

losses

whereas

IFRS

9

requires

12

months

or

lifetime

point

in

time

losses

based

on
conditions

at

the

reporting

date

and

multiple

forecasts

of

the

future

economic

conditions

over

the

expected

lives;
◾

IFRS

9

m

odels

do

not

include

certain

conservative

BCBS

model

floors

and

downturn

assessments

and

require

discounting

to

the

reporting
date

at

the

original

EIR

rather

than

using

the

cost

of

capital

to

the

date

of

default;
◾

Management

adjustments

are

made

to

modelled

output

to

account

for

situations

where

known

or

expected

risk

factors

and

information

have
not

been

considered

in

the

modelling

process,

for

example

forecast

economic

scenarios

for

uncertain

political

events;

and
◾

ECL

is

measured

at

the

individual

financial

instrument

level,

however

a

collective

approach

where

financial

instruments

with

similar

risk
characteristics

are

grouped

together,

with

apportionment

to

individual

financial

instruments,

is

used

where

effects

can

only

be

seen

at

a
collective

level,

for

example

for

forward-looking

information.
For

the

IFRS

9

impairment

assessment,

the

Barclays

Bank

Group’s

risk

models

are

used

to

determine

the

PD,

LGD

and

EAD.

For

Stage

2

and
3,

the

Barclays

Bank

Group

applies

lifetime

PDs

but

uses

12

month

PDs

for

Stage

1.

The

ECL

drivers

of

PD,

EAD

and

LGD

are

modelled

at

an
account

level

which

considers

vintage,

among

other

credit

factors.

Also,

the

assessment

of

significant

increase

in

credit

risk

is

based

on

the
initial

lifetime

PD

curve,

which

accounts

for

the

different

credit

risk

underwritten

over

time.
Forbearance
A

financial

asset

is

subject

to

forbearance

when

it

is

modified

due

to

the

credit

distress

of

the

borrower.

A

modification

made

to

the

terms

of

an
asset

due

to

forbearance

will

typically

be

assessed

as

a

non-substantial

modification

that

does

not

result

in

derecognition

of

the

original

loan,

Notes

to

the

financial

statements
Financial

performance

and

returns
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

124
except

in

circumstances

where

debt

is

exchanged

for

equity.

Both

performing

and

non-performing

forbearance

assets

are

classified

as

Stage

3

except

where

it

is

established

that

the

concession

granted
has

not

resulted

in

diminished

financial

obligation

and

that

no

other

regulatory

definitions

of

default

criteria

have

been

triggered,

in

which

case
the

asset

is

classified

as

Stage

2.

The

minimum

probationary

period

for

non-performing

forbearance

is

12

months

and

for

performing
forbearance,

24

months.

Hence,

a

minimum

of

36

months

is

required

for

non-performing

forbearance

to

move

out

of

a

forborne

state.
No

financial

instrument

in

forbearance

can

transfer

back

to

Stage

1

until

all

of

the

Stage

2

thresholds

are

no

longer

met

and

can

only

move

out
of

Stage

3

when

no

longer

credit

impaired.
Critical

accounting

estimates

and

judgements
IFRS

9

impairment

involves

several

important

areas

of

judgement,

including

estimating

forward

looking

modelled

parameters

(PD,

LGD

and
EAD),

developing

a

range

of

unbiased

future

economic

scenarios,

estimating

expected

lives

and

assessing

significant

increases

in

credit

risk,
based

on

the

Barclays

Bank

Group’s

experience

of

managing

credit

risk.

The

determination

of

expected

life

is

most

material

for

Barclays

credit
card

portfolios

which

is

obtained

via

behavioural

life

analysis

to

materially

capture

the

risk

of

these

facilities.
Within

the

retail

and

small

businesses

portfolios,

which

comprise

large

numbers

of

small

homogenous

assets

with

similar

risk

characteristics
where

credit

scoring

techniques

are

generally

used,

the

impairment

allowance

is

calculated

using

forward

looking

modelled

parameters

which
are

typically

run

at

account

level.

There

are

many

models

in

use,

each

tailored

to

a

product,

line

of

business

or

customer

category.

Judgement
and

knowledge

is

needed

in

selecting

the

statistical

methods

to

use

when

the

models

are

developed

or

revised.

The

impairment

allowance
reflected

in

the

financial

statements

for

these

portfolios

is

therefore

considered

to

be

reasonable

and

supportable.
For

individually

significant

assets

in

Stage

3,

impairment

allowances

are

calculated

on

an

individual

basis

and

all

relevant

considerations

that
have

a

bearing

on

the

expected

future

cash

flows

across

a

range

of

economic

scenarios

are

taken

into

account.

These

considerations

can

be
particularly

subjective

and

can

include

the

business

prospects

for

the

customer,

the

realisable

value

of

collateral,

the

Barclays

Bank

Group’s
position

relative

to

other

claimants,

the

reliability

of

customer

information

and

the

likely

cost

and

duration

of

the

work-out

process.

The

level

of
the

impairment

allowance

is

the

difference

between

the

value

of

the

discounted

expected

future

cash

flows

(discounted

at

the

loan’s

original
effective

interest

rate),

and

its

carrying

amount.

Furthermore,

judgements

change

with

time

as

new

information

becomes

available

or

as

work-
out

strategies

evolve,

resulting

in

frequent

revisions

to

the

impairment

allowance

as

individual

decisions

are

taken.

Changes

in

these

estimates
would

result

in

a

change

in

the

allowances

and

have

a

direct

impact

on

the

impairment

charge.

Temporary

adjustments

to

calculated

IFRS9

impairment

allowances

may

be

applied

in

limited

circumstances

to

account

for

situations

where
known

or

expected

risk

factors

or

information

have

not

been

considered

in

the

ECL

assessment

or

modelling

process.

For

further

information
please

see

page

56

in

credit

risk

performance.
2020 2019 2018
Impairment
Charges
Recoveries and
Reimbursements
a
Total
Impairment
Charges
Recoveries

and
Reimbursements
Total
Impairment
Charges
Recoveries and
Reimbursements
Total
£m £m £m £m £m £m £m £m £m
Loans

and

advances
3,060 (368) 2,692 1,214 (73) 1,141 774 (86) 688
Provision

for

undrawn

contractually
committed

facilities

and

guarantees

provided
547 - 547 55 - 55 (48) - (48)
Loans

impairment
3,607 (368) 3,239 1,269 (73) 1,196 726 (86) 640
Cash

collateral

and

settlement

balances
2 - 2 1 - 1 (1) - (1)
Financial

instruments

at

fair

value

through
OCI - - - - - - 4 - 4
Other

financial

assets

measured

at

cost
136 - 136 5 - 5 - - -
Credit

impairment

charges
b 3,745 (368) 3,377 1,275 (73) 1,202 729 (86) 643
Notes
a

Recoveries

and

reimbursements

includes

£364m

for

reimbursements

expected

to

be

received

under

the

arrangement

where

Group

has

entered

into

financial

guarantee
contracts

which

provide

credit

protection

over

certain

loans

assets

with

third

parties.

Cash

recoveries

of

previously

written

off

amounts

to

£4m.
b

Barclays

Bank

PLC

transferred

its

UK

banking

business

on

1

April

2018

to

Barclays

Bank

UK

PLC.

Results

relating

to

the

UK

banking

business

for

the

three

months

ended

31
March

2018

(Impairment

charges:

£217m

and

recoveries:

£16m)

have

been

repo

rted

as

discontinued

operations.
Write-offs

subject

to

enforcement

activity
The

contractual

amount

outstanding

on

financial

assets

that

were

written

off

during

the

period

ended

31

December

2020

and

that

are

still
subject

to

enforcement

activity

is

£816m

(2019:

£1,119

m

).

This

is

lower

than

the

write-offs

presented

in

the

movement

in

gross

exposures

and
impairment

allowance

table

due

to

assets

sold

during

the

year

post

write-offs

and

post

write-off

recoveries.
Modification

of

financial

assets
Financial

assets

of

£3,781m

(2019:

£1,311

m)

were

subject

to

non-substantial

modification

during

the

period,

with

a

resulting

loss

of

£21m
(2019:

£20m).

The

gross

carrying

amount

at

31

December

2020

of

financial

assets

for

which

the

loss

allowance

has

changed

to

a

12

month
ECL

during

the

year

amounts

to

£1,194m

(2019:

£401m).

Notes

to

the

financial

statements
Financial

performance

and

returns
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

125
8

Operating

expenses

2020 2019 2018
£m £m £m
Infrastructure

costs
Property

and

equipment
373 368 380
Depreciation

and

amortisation
a
421 457 395
Lease

payments
a 1
7 158
Impairment

of

property,

equipment

and

intangible

assets
21 3 2
Total

infrastructure

costs
816 835 935
Administration

and

general

expenses
Consultancy,

legal

and

professional

fees
345 362 400
Marketing

and

advertising
176 258 316
UK

bank

levy
249 185 223
Other

administration

and

general

expenses
3,432 3,513 3,285
Total

administration

and

general

expenses
4,202 4,318 4,224
Staff

costs
4,365 4,565 4,874
Litigation

and

conduct
76 264 1,706
Operating

expenses
9,459 9,982 11,739
Note
a

With

adoption

of

IFRS

16

from

1

January

2019,

the

depreciation

charge

associated

with

right

of

use

assets

is

reported

within

the

depreciation

and

amortisation

charge

for

2019
and

2020.

For

further

details

on

staff

costs

including

accounting

policies,

refer

to

Note

29.
9

Tax
Accounting

for

income

taxes
The

Barclays

Bank

Group

applies

IAS

12
Income

Taxes
in

accounting

for

taxes

on

income.

Income

tax

payable

on

taxable

profits

(current

tax)

is
recognised

as

an

expense

in

the

periods

in

which

the

profits

arise.

Withholding

taxes

are

also

treated

as

income

taxes.

Income

tax

recoverable
on

tax

allowable

losses

is

recognised

as

a

current

tax

asset

only

to

the

extent

that

it

is

regarded

as

recoverable

by

offsetting

against

taxable
profits

arising

in

the

current

or

prior

periods.

Current

tax

is

measured

using

tax

rates

and

tax

laws

that

have

been

enacted

or

substantively
enacted

at

the

balance

sheet

date.

Deferred

tax

assets

are

recognised

to

the

extent

that

it

is

probable

that

taxable

profit

will

be

available

against

which

the

deductible

temporary
differences,

and

the

carry

forward

of

unused

tax

credits

and

unused

tax

losses

can

be

utilised,

except

in

certain

circumstances

where

the
deferred

tax

asset

relating

to

the

deductible

temporary

difference

arises

from

the

initial

recognition

of

an

asset

or

liability

in

a

transaction

that

is
not

a

business

combination

and,

at

the

time

of

the

transaction,

affects

neither

the

accounting

profit

nor

taxable

profit

or

loss.

Deferred

tax

is
determined

using

tax

rates

and

legislation

enacted

or

substantively

enacted

by

the

balance

sheet

date

which

are

expected

to

apply

when

the
deferred

tax

asset

is

realised

or

the

deferred

tax

liability

is

settled.

Deferred

tax

assets

and

liabilities

are

only

offset

when

there

is

both

a

legal
right

to

set-off

and

an

intention

to

settle

on

a

net

basis.

The

Barclays

Bank

Group

considers

an

uncertain

tax

position

to

exist

when

it

considers

that

ultimately,

in

the

future,

the

amount

of

profit

subject
to

tax

may

be

greater

than

the

amount

initially

reflected

in

the

Barclays

Bank

Group’s

tax

returns.

The

Barclays

Bank

Group

accounts

for
provisions

in

respect

of

uncertain

tax

positions

in

two

different

ways.
A

current

tax

provision

is

recognised

when

it

is

considered

probable

that

the

outcome

of

a

review

by

a

tax

authority

of

an

uncertain

tax

position
will

alter

the

amount

of

cash

tax

due

to,

or

from,

a

tax

authority

in

the

future.

From

recognition,

the

current

tax

provision

is

then

measured

at

the
amount

the

Barclays

Bank

Group

ultimately

expects

to

pay

the

tax

authority

to

resolve

the

position.

Effective

from

1

January

2019,

the

Barclays
Bank

Group

changed

its

accounting

policy

on

the

accrual

of

interest

and

penalty

amounts

in

respect

of

uncertain

income

tax

positions

and

now
recognises

such

amounts

as

an

expense

within

profit

before

tax

and

will

continue

to

do

so

in

future

periods.

The

prior

periods’

tax

charges

have
not

been

restated

because

the

accrual

for

interest

and

penalties

in

those

periods

in

respect

of

uncertain

tax

positions

was

not

material.
Deferred

tax

provisions

are

adjustments

made

to

the

carrying

value

of

deferred

tax

assets

in

respect

of

uncertain

tax

positions.

A

deferred

tax
provision

is

recognised

when

it

is

considered

probable

that

the

outcome

of

a

review

by

a

tax

authority

of

an

uncertain

tax

position

will

result

in

a
reduction

in

the

carrying

value

of

the

deferred

tax

asset.

From

recognition

of

a

provision,

measurement

of

the

underlying

deferred

tax

asset

is
adjusted

to

take

into

account

the

expected

impact

of

resolving

the

uncertain

tax

position

on

the

loss

or

temporary

difference

giving

rise

to

the
deferred

tax

asset.

The

approach

taken

to

measurement

takes

account

of

whether

the

uncertain

tax

position

is

a

discrete

position

that

will

be

reviewed

by

the

tax
authority

in

isolation

from

any

other

position,

or

one

of

a

number

of

issues

which

are

expected

to

be

reviewed

together

concurrently

and
resolved

simultaneously

with

a

tax

authority.

The

Barclays

Bank

Group’s

measurement

of

provisions

is

based

upon

its

best

estimate

of

the
additional

profit

that

will

become

subject

to

tax.

For

a

discrete

position,

consideration

is

given

only

to

the

merits

of

that

position.

Where

a

number
of

issues

are

expected

to

be

reviewed

and

resolved

together,

the

Barclays

Bank

Group

will

take

into

account

not

only

the

merits

of

its

position

in
respect

of

each

particular

issue

but

also

the

overall

level

of

provision

relative

to

the

aggregate

of

the

uncertain

tax

positions

across

all

the

issues
that

are

expected

to

be

resolved

at

the

same

time.

In

addition,

in

assessing

provision

levels,

it

is

assumed

that

tax

authorities

will

review
uncertain

tax

positions

and

that

all

facts

will

be

fully

and

transparently

disclosed.

Notes

to

the

financial

statements
Financial

performance

and

returns
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

126
Critical

accounting

estimates

and

judgements
There

are

two

key

areas

of

judgement

that

impact

the

reported

tax

position.

Firstly,

the

level

of

provisioning

for

uncertain

tax

positions;

and
secondly,

the

recognition

and

measurement

of

deferred

tax

assets.

The

Barclays

Bank

Group

does

not

consider

there

to

be

a

significant

risk

of

a

material

adjustment

to

the

carrying

amount

of

current

and

deferred
tax

balances,

including

provisions

for

uncertain

tax

positions

in

the

next

financial

year.

The

provisions

for

uncertain

tax

positions

cover

a

diverse
range

of

issues

and

reflect

advice

from

external

counsel

where

relevant.

It

should

be

noted

that

only

a

proportion

of

the

total

uncertain

tax
positions

will

be

under

audit

at

any

point

in

time,

and

could

therefore

be

subject

to

challenge

by

a

tax

authority

over

the

next

year.

Deferred

tax

assets

have

been

recognised

based

on

business

profit

forecasts.

Details

on

the

recognition

of

deferred

tax

assets

are

provided

in
this

note.
2020 2019 2018
£m £m £m
Current

tax

charge/(credit)
Current

year
993

327

94

Adjustments

in

respect

of

prior

years
3

(50) (200)
996

277

(106)
Deferred

tax

charge/(credit)
Current

year
(563)
157

372

Adjustments

in

respect

of

prior

years
191

(102) (37)
(372)
55

335

Tax

charge
624

332

229

The

table

below

shows

the

reconciliation

between

the

actual

tax

charge

and

the

tax

charge

that

would

result

from

applying

the

standard

UK
corporation

tax

rate

to

the

Barclays

Bank

Group’s

profit

before

tax.
2020 2020 2019 2019 2018 2018
£m % £m % £m %
Profit

before

tax

from

continuing

operations
3,075
3,112 1,286
Tax

charge

based

on

the

standard

UK

corporation

tax

rate

of

19%

(2019:

19%,

2018:
19%)

584
19.0%

593
19.0%

244
19.0%

Impact

of

profits/losses

earned

in

territories

with

different

statutory

rates

to

the

UK
(weighted

average

tax

rate

is

25.0%

(2019:

26.0%,

2018:

27.1%))
183
6.0%

217
7.0%

104
8.1%

Recurring

items:

Adjustments

in

respect

of

prior

years
194
6.3%

(152) (4.9%) (237) (18.4%)
Non-creditable

taxes

including

withholding

taxes
107
3.4%

146
4.7%

156
12.1%

Impact

of

UK

bank

levy

being

non-deductible
48
1.6%

35
1.1%

42
3.3%

Non-deductible

expenses
28
0.9%

34
1.1%

67
5.2%

Impact

of

Barclays

Bank

PLC's

overseas

branches

being

taxed

both

locally

and

in
the

UK
25
0.8%

15
0.5%

16
1.2%

Tax

adjustments

in

respect

of

share-based

payments
14
0.5%

(7) (0.2%) 11
0.9%

Banking

surcharge

and

other

items
(70) (2.3%) (103) (3.3%) (69) (5.4%)
Changes

in

recognition

of

deferred

tax

and

effect

of

unrecognised

tax

losses
(123) (4.0%) (85) (2.7%) (104) (8.1%)
AT1

tax

credit
(124) (4.0%) (121) (3.9%) (123) (9.6%)
Non-taxable

gains

and

income
(200) (6.5%) (240) (7.7%) (232) (18.0%)
Non-recurring

items:
One

off

re-measurement

of

UK

deferred

tax

assets

due

to

cancellation

of

rate

change
(43) (1.4%)
-

-

-

-

Non-deductible

provisions

for

UK

customer

redress
7
0.2%

-

-

8
0.6%

Non-deductible

provisions

for

investigations

and

litigation

(6) (0.2%)
-

-

346
26.9%

Total

tax

charge
624
20.3%

332 10.7% 229 17.8%
Factors

driving

the

effective

tax

rate
The

effective

tax

rate

of

20.3%

is

higher

than

the

UK

corporation

tax

rate

of

19%

primarily

due

to

profits

earned

outside

the

UK

being

taxed

at
local

statutory

tax

rates

that

are

higher

than

the

UK

tax

rate,

adjustments

in

respect

of

prior

years,

non-creditable

taxes

and

non-deductible

Notes

to

the

financial

statements
Financial

performance

and

returns
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

127
expenses

including

UK

bank

levy.

These

factors,

which

have

each

increased

the

effective

tax

rate,

are

largely

offset

by

the

impact

of

non-
taxable

gains

and

income,

the

use

of

unrecognised

tax

losses

in

the

period

and

tax

relief

on

payments

made

under

AT1

instruments.
Barclays

Bank

Group’s

future

tax

charge

will

be

sensitive

to

the

geographic

mix

of

profits

earned,

the

tax

rates

in

force

and

changes

to

the

tax
rules

in

the

jurisdictions

that

the

Group

operates

in.

Tax

in

the

consolidated

statement

of

comprehensive

income
Tax

relating

to

each

component

of

other

comprehensive

income

on

page

106

can

be

found

in

the

consolidated

statement

of

comprehensive
income

which

includes

within

Other

a

tax

credit

of

£3m

(2019:

£16m)

on

other

items

including

share-based

payments.
Deferred

tax

assets

and
liabilities
The

deferred

tax

amounts

on

the

balance

sheet

were

as

follows:
Barclays

Bank

Group
2020 2019
£m £m
US

Intermediate

Holding

Company

Tax

Group

("IHC

Tax

Group")

1,001

1,037

US

Branch

Tax

Group
1,048

1,015

Other

(outside

the

UK

and

US

tax

groups)
503

408

Deferred

tax

asset

2,552

2,460

Deferred

tax

liability

-

UK

Tax

Group
(225) (80)
Net

deferred

tax

2,327

2,380

US

deferred

tax

assets

in

the

IHC

and

the

US

Branch
The

deferred

tax

asset

in

the

IHC

Tax

Group

of

£1,001m

(2019:

£1,037m)

relates

entirely

to

temporary

differences

and

includes

£nil

(2019:
£54m)

relating

to

tax

losses

and

the

deferred

tax

asset

in

Barclays

Bank

PLC’s

US

Branch

Tax

Group

of

£1,048m

(2019:

£1,015m)

also

relates
entirely

to

temporary

differences

and

includes

£nil

(2019:

£84m)

relating

to

tax

losses.
The

deferred

tax

asset

in

the

IHC

Tax

Group

of

£1,001m

(2019:

£1,037m)

also

includes

£330m

(2019:

£359m)

arising

from

prior

net

operating
loss

conversion.

Under

New

York

State

and

City

tax

rules

the

amounts

can

be

carried

forward

and

will

expire

in

2034.

Business

profit

forecasts
indicate

these

amounts

will

be

fully

recovered

before

expiry.

They

are

included

within

the

other

category

in

the

table

below.

UK

Tax

Group

deferred

tax

assets/liabilities

The

deferred

tax

liability

in

the

UK

Tax

Group

of

£225m

(2019:

£80m)

includes

a

deferred

tax

asset

of

£541m

(2019:

£268m)

relating

to

tax
losses

which

is

offset

by

a

deferred

tax

liability

of

£766m

(2019:

£348m)

relating

to

temporary

differences.

There

is

no

time

limit

on

utilisation

of
UK

tax

losses

and

business

profit

forecasts

indicate

these

will

be

fully

recovered.
Other

deferred

tax

assets

(outside

the

UK

and

US

tax

groups)
The

deferred

tax

asset

of

£503m

(2019:

£408m)

in

other

entities

within

the

Barclays

Bank

Group

includes

£170m

(2019:

£117m)

relating

to

tax
losses.

These

deferred

tax

assets

relate

to

a

number

of

different

territories

and

their

recognition

is

based

on

profit

forecasts

or

local

country

law
which

indicate

that

it

is

probable

that

those

deferred

tax

assets

will

be

fully

recovered.
Of

the

deferred

tax

asset

of

£503m

(2019:

£408m),

an

amount

of

£8m

(2019:

£8m)

relates

to

entities

which

have

suffered

a

loss

in

either

the
current

or

prior

year

and

the

utilisation

of

which

is

dependent

upon

future

taxable

profits.

This

has

been

taken

into

account

in

reaching

the

above
conclusion

that

these

deferred

tax

assets

will

be

fully

recovered

in

the

future.
The

table

below

shows

movements

on

deferred

tax

assets

and

liabilities

during

the

year.

The

amounts

are

different

from

those

disclosed

on

the
balance

sheet

and

in

the

preceding

table

as

they

are

presented

before

offsetting

asset

and

liability

balances

where

there

is

a

legal

right

to

set-off
and

an

intention

to

settle

on

a

net

basis.

Notes

to

the

financial

statements
Financial

performance

and

returns
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

128
Barclays

Bank

Group
Fixed

asset
timing
differences
Fair

value
through

other
comprehensiv
e

income
Cash
flow
hedges
Retirement
benefit
obligations
Loan
impairment
allowance
Other
provisions
Share
based
payments
and
deferred
compensati
on
Other
temporary
differences
Tax
losses
carried
forward Total
£m £m £m £m £m £m £m £m £m £m
Assets 719 110 - 31 284 127 305 1,329 523 3,428
Liabilities (29) (18) (139) (640) - - - (222) - (1,048)
At

1

January

2020
690 92 (139) (609) 284 127 305 1,107 523 2,380
Income

statement

(39) - - - 164 18 15 23 191 372
Other

comprehensive
income

and

reserves
- (112) (291) (191) - - 3 238 - (353)
Other

movements
(25) (1) (11) 4 7 (6) (6) (31) (3) (72)
626 (21) (441) (796) 455 139 317 1,337 711 2,327
Assets 659 - - 30 455 139 317 1,377 711 3,688
Liabilities (33) (21) (441) (826) - - - (40) - (1,361)
At

31

December

2020
626 (21) (441) (796) 455 139 317 1,337 711 2,327
Assets 758 175 38 39 359 112 309 1,336 529 3,655
Liabilities (16) (35) (2) (434) - - - (198) - (685)
At

1

January

2019
742 140 36 (395) 359 112 309 1,138 529 2,970
Income

statement

66 - - (5) (55) 23 (7) (94) 17 (55)
Other

comprehensive
income

and

reserves
- (46) (175) (205) (10) 2 8 71 - (355)
Other

movements
(118) (2) - (4) (10) (10) (5) (8) (23) (180)
690 92 (139) (609) 284 127 305 1,107 523 2,380
Assets 719 110 - 31 284 127 305 1,329 523 3,428
Liabilities (29) (18) (139) (640) - - - (222) - (1,048)
At

31

December

2019
690 92 (139) (609) 284 127 305 1,107 523 2,380

Other

movements

include

the

impact

of

changes

in

foreign

exchange

rates

as

well

as

deferred

tax

amounts

relating

to

acquisitions

and
disposals.
The

amount

of

deferred

tax

asset

expected

to

be

recovered

after

more

than

12

months

for

the

Barclays

Bank

Group

is

£3,356m

(2019:
£2,958m).

The

amount

of

deferred

tax

liability

expected

to

be

settled

after

more

than

12

months

for

the

Barclays

Bank

Group

is

£1,359m

(2019:
£1,050m).

These

amounts

are

before

offsetting

asset

and

liability

balances

where

there

is

a

legal

right

to

set-off

and

an

intention

to

settle

on

a
net

basis.
Unrecognised

deferred

tax

Tax

losses

and

temporary

differences
The

Barclays

Bank

Group

has

deferred

tax

assets

not

recognised

in

respect

of

gross

deductible

temporary

differences

of

£123m

(2019:

£208m),
unused

tax

credits

of

£236m

(2019:

£247m),

and

gross

tax

losses

of

£19,953m

(2019:

£18,582m).

The

tax

losses

include

capital

losses

of
£2,987m

(2019:

£2,980m).

Of

these

tax

losses,

£139m

(2019:

£41m)

expire

within

five

years,

£236m

(2019:

£239m)

expire

within

six

to

ten
years,

£7,271m

(2019:

£5,178m)

expire

within

11

to

20

years

and

£12,307m

(2019:

£13,124m)

can

be

carried

forward

indefinitely.

Deferred

tax
assets

have

not

been

recognised

in

respect

of

these

items

because

it

is

not

probable

that

future

taxable

profits

and

gains

will

be

available
against

which

they

can

be

utilised.
Barclays

Bank

Group

investments

in

subsidiaries,

branches

and

associates
Deferred

tax

is

not

recognised

in

respect

of

the

value

of

Barclays

Bank

Group's

investments

in

subsidiaries,

branches

and

associates

where

the
Barclays

Bank

Group

is

able

to

control

the

timing

of

the

reversal

of

the

temporary

differences

and

it

is

probable

that

such

differences

will

not
reverse

in

the

foreseeable

future.

The

aggregate

amount

of

these

temporary

differences

for

which

deferred

tax

liabilities

have

not

been
recognised

was

£0.8bn

(2019:

£0.7bn).
10

Dividends

on

ordinary

shares

and

other

equity

instruments
The

2020

financial

statements

include

£263m

(2019:

£233m)

of

dividend

paid.

This

includes

the

final

dividend

declared

in

relation

to

the

prior
year

of

£263m

(2019:

£nil)

and

half

year

dividends

of

£nil

(2019:

£233m).

This

results

in

a

total

dividend

for

the

year

of

0.11p
(2019:

£0.10p)

per
ordinary

share.

A

dividend

of

£263m

was

paid

on

25

March

2020

by

Barclays

Bank

PLC

to

its

parent

Barclays

PLC.

This

was

prior

to

the
announcement

made

by

the

PRA

on

31

March

2020

that

capital

be

preserved

for

use

in

serving

Barclays

customers

and

clients

through

the
extraordinary

challenges

presented

by

the

COVID-19

pandemic.

As

part

of

a

response

to

this

announcement,

Barclays

PLC

took

steps

to
provide

additional

capital

to

Barclays

Bank

PLC

as

part

of

the

£1.5bn

of

capital

contributions

made

during

H120.
Dividends

paid

on

preference

shares

amounted

to

£42m

(2019:

£41m).

Dividends

paid

on

the

4.75%

€100

preference

shares

amounted

to
£439.21

per

share

(2019:

£409.44).

Dividends

paid

on

the

6.278%

US$100

preference

shares

amounted

to

£485.75

per

share

(2019:

£485.94).

Notes

to

the

financial

statements
Financial

performance

and

returns
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

129
Dividends

paid

on

other

equity

instruments

amounted

to

£677m

(2019:

£660m).

For

further

detail

on

other

equity

instruments,

please

refer

to
Note

27.
The

Directors

have

approved

a

full

year

dividend

in

respect

of

2020

of

£174m.

In

addition,

the

Company

will

pay

a

£520m

dividend

to

Barclays
PLC

in

order

to

partially

fund

a

share

buy-back.

The

aggregate

dividend

of

£694m

will

be

paid

on

9

March

2021.

The

financial

statements

for

the
year

ended

31

December

2020

do

not

reflect

this

aggregate

dividend,

which

will

be

accounted

for

in

shareholders’

equity

as

an

appropriation

of
retained

profits

in

the

year

ending

31

December

2021.

Dividends

are

funded

out

of

distributable

reserves.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

130
The

notes

included

in

this

section

focus

on

assets

and

liabilities

the

Barclays

Bank

Group

holds

and

recognises

at

fair

value.

Fair

value

refers

to
the

price

that

would

be

received

to

sell

an

asset

or

the

price

that

would

be

paid

to

transfer

a

liability

in

an

orderly

transaction

between

market
participants

at

the

measurement

date,

which

may

be

an

observable

market

price

or,

where

there

is

no

quoted

price

for

the

instrument,

may

be
an

estimate

based

on

available

market

data.

Detail

regarding

the

Barclays

Bank

Group’s

approach

to

managing

market

risk

can

be

found

on
page

39.
11

Trading

portfolio
Accounting

for

trading

portfolio

assets

and

liabilities
In

accordance

with

IFRS

9,

all

assets

and

liabilities

held

for

trading

purposes

are

held

at

fair

value

with

gains

and

losses

in

the

changes

in

fair
value

taken

to

the

income

statement

in

net

trading

income

(Note

5).
Barclays

Bank

Group
2020 2019
£m £m
Debt

securities

and

other

eligible

bills
56,196 51,881
Equity

securities
62,192 56,000
Traded

loans
8,348 5,378
Commodities 928 78
Trading

portfolio

assets
127,664 113,337
Debt

securities

and

other

eligible

bills
(28,836) (22,038)
Equity

securities
(17,303) (13,174)
Trading

portfolio

liabilities
(46,139) (35,212)
12

Financial

assets

at

fair

value

through

the

income

statement
Accounting

for

financial

assets

mandatorily

at

fair

value
Financial

assets

that

are

held

for

trading

are

recognised

at

fair

value

through

profit

or

loss.

In

addition,

financial

assets

are

held

at

fair

value
through

profit

or

loss

if

they

do

not

contain

contractual

terms

that

give

rise

on

specified

dates

to

cash

flows

that

are

SPPI,

or

if

the

financial

asset
is

not

held

in

a

business

model

that

is

either

(i)

a

business

model

to

collect

the

contractual

cash

flows

or

(ii)

a

business

model

that

is

achieved
by

both

collecting

contractual

cash

flows

and

selling.

Accounting

for

financial

assets

designated

at

fair

value
Financial

assets,

other

than

those

held

for

trading,

are

classified

in

this

category

if

they

are

so

irrevocably

designated

at

inception

and

the

use

of
the

designation

removes

or

significantly

reduces

an

accounting

mismatch.
Subsequent

changes

in

fair

value

for

these

instruments

are

recognised

in

the

income

statement

in

net

investment

income,

except

if

reporting

it
in

trading

income

reduces

an

accounting

mismatch.

The

details

on

how

the

fair

value

amounts

are

derived

for

financial

assets

at

fair

value

are

described

in

Note

16.
Barclays

Bank

Group
2020 2019
£m £m
Loans

and

advances
2,170 1,333
Debt

securities
291 3,995
Reverse

repurchase

agreements

and

other

similar

secured

lending

19 40
Financial

assets

designated

at

fair

value

2,480 5,368
Loans

and

advances
25,279 17,804
Debt

securities
1,406 1,225
Equity

securities
3,742 6,548
Reverse

repurchase

agreements

and

other

similar

secured

lending

138,539
97,783
Other

financial

assets
315
742
Financial

assets

mandatorily

at

fair

value

169,281 124,102
Total 171,761 129,470

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

131
Credit

risk

of

financial

assets

designated

at

fair

value

and

related

credit

derivatives
The

following

table

shows

the

maximum

exposure

to

credit

risk,

the

changes

in

fair

value

attributable

to

changes

in

credit

risk,

and

the
cumulative

changes

in

fair

value

since

initial

recognition

for

loans

and

advances.

The

table

does

not

include

debt

securities

and

reverse
repurchase

agreements

and

other

similar

secured

lending

designated

at

FV

as

they

have

minimal

exposure

to

credit

risk.

Reverse

repurchase
agreements

are

collateralised

and

debt

securities

are

primarily

relating

to

high

quality

sovereigns.

Barclays

Bank

Group
Maximum

exposure

as

at

31

December
Changes

in

fair

value

during

the

year
ended
Cumulative

changes

in

fair

value

from
inception
2020
2019
2020
2019
2020
2019
£m
£m
£m
£m
£m
£m
Loans

and

advances

designated

at
fair

value,

attributable

to

credit

risk
2,170 1,333 (46) 2 (51) (5)
Value

mitigated

by

related

credit
derivatives

795 - 3 - 3 -
13

Derivative

financial

instruments
Accounting

for

derivatives
Derivative

instruments

are

contracts

whose

value

is

derived

from

one

or

more

underlying

financial

instruments

or

indices

defined

in

the

contract.
They

include

swaps,

forward-rate

agreements,

futures,

options

and

combinations

of

these

instruments

and

primarily

affect

the

Barclays

Bank
Group’s

net

interest

income,

net

trading

income

and

derivative

assets

and

liabilities.

Notional

amounts

of

the

contracts

are

not

recorded

on

the
balance

sheet.

Derivatives

are

used

to

hedge

interest

rate,

credit

risk,

inflation

risk,

exchange

rate,

commodity,

equity

exposures

and

exposures
to

certain

indices

such

as

house

price

indices

and

retail

price

indices

related

to

non-trading

positions
All

derivative

instruments

are

held

at

fair

value

through

profit

or

loss,

except

for

derivatives

that

are

in

a

designated

cash

flow

or

net

investment
hedge

accounting

relationship.

Derivatives

are

classified

as

assets

when

their

fair

value

is

positive

or

as

liabilities

when

their

fair

value

is
negative.

This

includes

terms

included

in

a

contract

or

financial

liability

(the

host),

which,

had

it

been

a

standalone

contract,

would

have

met

the
definition

of

a

derivative.

If

these

are

separated

from

the

host,

i.e.

when

the

economic

characteristics

of

the

embedded

derivative

are

not

closely
related

with

those

of

the

host

contract

and

the

combined

instrument

is

not

measured

at

fair

value

through

profit

or

loss,

then

they

are

accounted
for

in

the

same

way

as

derivatives.

For

financial

assets,

the

requirements

are

whether

the

financial

assets

contain

contractual

terms

that

give
rise

on

specified

dates

to

cash

flows

that

are

SPPI,

and

consequently

the

requirements

for

accounting

for

embedded

derivatives

are

not
applicable

to

financial

assets.

Hedge

accounting
The

Barclays

Bank

Group

applies

the

requirements

of

IAS

39
Financial

Instruments:

Recognition

and

Measurement

for

hedge

accounting
purposes.

The

Barclays

Bank

Group

applies

hedge

accounting

to

represent

the

economic

effects

of

its

interest

rate,

currency

and

contractually
linked

inflation

risk

management

strategies.

Where

derivatives

are

held

for

risk

management

purposes,

and

when

transactions

meet

the
required

criteria

for

documentation

and

hedge

effectiveness,

the

Barclays

Bank

Group

applies

fair

value

hedge

accounting,

cash

flow

hedge
accounting,

or

hedging

of

a

net

investment

in

a

foreign

operation,

as

appropriate

to

the

risks

being

hedged.

The

Barclays

Bank

Group

has

applied

the

‘Amendments

to

IFRS

9,

IAS

39

and

IFRS

7

Interest

Rate

Benchmark

Reform’

issued

in

September
2019.

In

accordance

with

the

transition

provisions,

the

amendments

have

been

adopted

retrospectively

to

hedging

relationships

that

existed

at
the

start

of

the

reporting

period

or

were

designated

thereafter,

and

to

the

amount

accumulated

in

the

cash

flow

hedge

reserve

at

that

date.
The

amendments

provide

temporary

relief

from

applying

specific

hedge

accounting

requirements

to

hedging

relationships

directly

affected

by
IBOR

(‘Interbank

Offered

Rates’)

reform.

The

reliefs

have

the

effect

that

IBOR

reform

should

not

generally

cause

hedge

accounting

to

terminate.
However,

any

hedge

ineffectiveness

continues

to

be

recorded

in

the

income

statement.

Furthermore,

the

amendments

set

out

triggers

for

when
the

reliefs

will

end,

which

include

the

uncertainty

arising

from

interest

rate

benchmark

reform

no

longer

being

present.
In

summary,

the

reliefs

provided

by

the

amendments

that

apply

to

the

Barclays

Bank

Group

are:
◾

When

considering

the

‘highly

probable’

requirement,

the

Barclays

Bank

Group

has

assumed

that

the

IBOR

interest

rates

upon

which

our
hedged

items

are

based

do

not

change

as

a

result

of

IBOR

Reform.
◾

In

assessing

whether

the

hedge

is

expected

to

be

highly

effective

on

a

forward-looking

basis

the

Barclays

Bank

Group

has

assumed

that

the
IBOR

interest

rates

upon

which

the

cash

flows

of

the

hedged

items

and

the

interest

rate

swaps

that

hedge

them

are

based

are

not

altered

by
IBOR

reform.
◾

The

Barclays

Bank

Group

will

not

discontinue

hedge

accounting

during

the

period

of

IBOR-related

uncertainty

solely

because

the
retrospective

effectiveness

falls

outside

the

required

80–125%

range.
◾

The

Barclays

Bank

Group

has

not

recycled

the

cash

flow

hedge

reserve

relating

to

the

period

after

the

reforms

are

expected

to

take

effect.
◾

The

Barclays

Bank

Group

has

assessed

whether

the

hedged

IBOR

risk

component

is

a

separately

identifiable

risk

only

when

it

first
designates

a

hedged

item

in

a

fair

value

hedge

and

not

on

an

ongoing

basis.
The

Barclays

Bank

Group

has

elected

to

early

adopt

the

‘Amendments

to

IFRS

9,

IAS

39,

IFRS

7,

IFRS

4

and

IFRS

16

Interest

Rate
Benchmark

Reform

–

Phase

2’

issued

in

August

2020.

The

Phase

2

amendments

provide

relief

when

changes

are

made

to

hedge

relationships
as

a

result

of

the

interest

rate

benchmark

reform.

The

Phase

2

amendments

adopted

by

the

Barclays

Bank

Group

are:

◾

Under

a

temporary

exception,

the

Barclays

Bank

Group

has

considered

that

changes

to

the

hedge

designation

and

hedge

documentation

due
to

the

interest

rate

benchmark

reform

would

not

constitute

the

discontinuation

of

the

hedge

relationship

nor

the

designation

of

a

new

hedging
relationship.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

132
◾

In

respect

of

the

retrospective

hedge

effectiveness

assessment,

the

Barclays

Bank

Group

may

elect,

on

a

hedge-by-hedge

basis,

to

reset

the
cumulative

fair

value

changes

to

zero

when

the

exception

to

the

retrospective

assessment

ends

(Phase

1

relief).

Any

hedge

ineffectiveness
will

continue

to

be

measured

and

recognised

in

full

in

profit

or

loss.
◾

The

Barclays

Bank

Group

has

deemed

the

amounts

accumulated

in

the

cash

flow

hedge

reserve

to

be

based

on

the

alternative

benchmark
rate

(on

which

the

hedge

future

cash

flows

are

determined)

when

there

is

a

change

in

basis

for

determining

the

contractual

cash

flows.
◾

For

hedges

of

groups

of

items

(such

as

those

forming

part

of

a

macro

cash

flow

hedging

strategy),

the

amendments

provide

relief

for

items
within

a

designated

group

of

items

that

are

amended

for

changes

directly

required

by

the

reform.
◾

In

respect

of

whether

a

risk

component

of

a

hedged

item

is

separately

identifiable,

the

amendments

provide

temporary

relief

to

entities

to

meet
this

requirement

when

an

alternative

risk

free

rate

(RFR)

financial

instrument

is

designated

as

a

risk

component.

These

amendments

allow

the
Barclays

Bank

Group

upon

designation

of

the

hedge

to

assume

that

the

separately

identifiable

requirement

is

met

if

the

Barclays

Bank

Group
reasonably

expects

the

RFR

risk

will

become

separately

identifiable

within

the

next

24

mo

nths.

The

Barclays

Bank

Group

applies

this

relief

to
each

RFR

on

a

rate-by-rate

basis

and

starts

when

the

Barclays

Bank

Group

first

designates

the

RFR

as

a

non-contractually

specified

risk
component.
Fair

value

hedge

accounting

Changes

in

fair

value

of

derivatives

that

qualify

and

are

designated

as

fair

value

hedges

are

recorded

in

the

income

statement,

together

with
changes

in

the

fair

value

of

the

hedged

asset

or

liability

that

are

attributable

to

the

hedged

risk.

The

fair

value

changes

adjust

the

carrying

value
of

the

hedged

asset

or

liability

held

at

amortised

cost.
If

hedge

relationships

no

longer

meet

the

criteria

for

hedge

accounting,

hedge

accounting

is

discontinued.

For

fair

value

hedges

of

interest

rate
risk,

the

fair

value

adjustment

to

the

hedged

item

is

amortised

to

the

income

statement

over

the

period

to

maturity

of

the

previously

designated
hedge

relationship

using

the

effective

interest

method.

If

the

hedged

item

is

sold

or

repaid,

the

unamortised

fair

value

adjustment

is

recognised
immediately

in

the

income

statement.

For

items

classified

as

fair

value

through

other

comprehensive

income,

the

hedge

accounting

adjustment
is

included

in

other

comprehensive

income.

Cash

flow

hedge

accounting
For

qualifying

cash

flow

hedges,

the

fair

value

gain

or

loss

associated

with

the

effective

portion

of

the

cash

flow

hedge

is

recognised

initially

in
other

comprehensive

income,

and

then

recycled

to

the

income

statement

in

the

periods

when

the

hedged

item

will

affect

profit

or

loss.

Any
ineffective

portion

of

the

gain

or

loss

on

the

hedging

instrument

is

recognised

in

the

income

statement

immediately.
When

a

hedging

instrument

expires

or

is

sold,

or

when

a

hedge

no

longer

meets

the

criteria

for

hedge

accounting,

any

cumulative

gain

or

loss
existing

in

equity

at

that

time

remains

in

equity

and

is

recognised

when

the

hedged

item

is

ultimately

recognised

in

the

income

statement.

When
a

forecast

transaction

is

no

longer

expected

to

occur,

the

cumulative

gain

or

loss

that

was

recognised

in

equity

is

immediately

transferred

to

the
income

statement.
Hedges

of

net

investments

The

Barclays

Bank

Group’s

net

investments

in

foreign

operations,

including

monetary

items

accounted

for

as

part

of

the

net

investment,

are
hedged

for

foreign

currency

risks

using

both

derivatives

and

foreign

currency

borrowings.

Hedges

of

net

investments

are

accounted

for

similarly
to

cash

flow

hedges;

the

effective

portion

of

the

gain

or

loss

on

the

hedging

instrument

is

being

recognised

directly

in

other

comprehensive
income

and

the

ineffective

portion

being

recognised

immediately

in

the

income

statement.

The

cumulative

gain

or

loss

recognised

in

other
comprehensive

income

is

recognised

in

the

income

statement

on

the

disposal

or

partial

disposal

of

the

foreign

operation,

or

other

reductions

in
the

Barclays

Bank

Group’s

investment

in

the

operation.
Barclays

Bank

Group
2020 2019
Notional
contract
amount
Fair

value
Notional
contract
amount
Fair

value
Assets Liabilities Assets Liabilities
£m £m £m £m £m £m
Total

derivative

assets/(liabilities)

held

for

trading
42,515,577 302,429 (299,637) 41,778,195 229,459 (228,338)
Total

derivative

assets/(liabilities)

held

for

risk

management
110,028 264 (943) 109,762 182 (602)
Derivative

assets/(liabilities)
42,625,605 302,693 (300,580)
41,887,957 229,641 (228,940)

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

133
Further

information

on

netting

arrangements

of

derivative

financial

instruments

can

be

found

within

Note

17.
The

fair

values

and

notional

amounts

of

derivatives

held

for

trading

are

set

out

in

the

following

table:
Derivatives

held

for

trading

and

risk

management
2020 2019
Barclays

Bank

Group
Notional
contract
amount
Fair

value
Notional
contract
amount
Fair

value
Assets Liabilities Assets Liabilities
£m £m £m £m £m £m
Derivatives

held

for

trading
Foreign

exchange

derivatives
OTC

derivatives
5,463,632 84,518 (83,912) 4,910,084 56,535 (56,793)
Derivatives

cleared

by

central

counterparty
78,946 335 (335) 74,136 84 (145)
Exchange

traded

derivatives
14,034 3 (3) 18,520 12 (31)
Foreign

exchange

derivatives
5,556,612 84,856 (84,250) 5,002,740 56,631 (56,969)
Interest

rate

derivatives
OTC

derivatives
13,551,506 171,244 (161,223) 12,631,723 140,553 (133,408)
Derivatives

cleared

by

central

counterparty
18,330,003 965 (795) 17,088,755 862 (859)
Exchange

traded

derivatives
2,971,966 371 (360) 5,041,948 1,251 (1,265)
Interest

rate

derivatives
34,853,475 172,580 (162,378) 34,762,426 142,666 (135,532)
Credit

derivatives
OTC

derivatives
384,900 3,674 (3,909) 399,386 5,253 (5,399)
Derivatives

cleared

by

central

counterparty
462,945 931 (1,095) 426,130 2,962 (2,687)
Credit

derivatives
847,845 4,605 (5,004) 825,516 8,215 (8,086)
Equity

and

stock

index

derivatives
OTC

derivatives
213,078 18,803 (26,091) 232,050 10,628 (15,785)
Exchange

traded

derivatives
927,114 20,165 (20,521) 841,994 10,178 (10,849)
Equity

and

stock

index

derivatives
1,140,192 38,968 (46,612) 1,074,044 20,806 (26,634)
Commodity

derivatives
OTC

derivatives
4,244 89 (110) 7,327 303 (256)
Exchange

traded

derivatives
113,209 1,331 (1,283) 106,142 838 (861)
Commodity

derivatives
117,453 1,420 (1,393) 113,469 1,141 (1,117)
Derivative

assets/(liabilities)

held

for

trading
42,515,577 302,429 (299,637) 41,778,195 229,459 (228,338)
Total

OTC

derivatives
19,617,360 278,328 (275,245) 18,180,570 213,272 (211,641)
Total

derivatives

cleared

by

central

counterparty
18,871,894 2,231 (2,225) 17,589,021 3,908 (3,691)
Total

exchange

traded

derivatives
4,026,323 21,870 (22,167) 6,008,604 12,279 (13,006)
Derivative

assets/(liabilities)

held

for

trading
42,515,577 302,429 (299,637) 41,778,195 229,459 (228,338)
Derivatives

held

for

risk

management
Derivatives

designated

as

cash

flow

hedges
Currency

Swaps
1,000 67
-

-

-

-

Interest

rate

swaps
1,819 49
-

2,085 28 (1)
Interest

rate

derivatives

cleared

by

central

counterparty
43,499
-

-

43,594
-

-

Derivatives

designated

as

cash

flow

hedges
46,318 116
-

45,679 28 (1)
Derivatives

designated

as

fair

value

hedges
Interest

rate

swaps
7,986 123 (943) 7,619 124 (601)
Forward

foreign

exchange
-

-

-

-

-

-

Interest

rate

derivatives

cleared

by

central

counterparty
54,933
-

-

55,319
-

-

Derivatives

designated

as

fair

value

hedges
62,919 123 (943) 62,938 124 (601)
Derivatives

designated

as

hedges

of

net

investments
Forward

foreign

exchange
791 25
-

1,145 30
-

Derivatives

designated

as

hedges

of

net

investments
791 25
-

1,145 30
-

Derivative

assets/(liabilities)

held

for

risk

management
110,028 264 (943) 109,762 182 (602)
Total

OTC

derivatives
11,596 264 (943) 10,849 182 (602)
Total

derivatives

cleared

by

central

counterparty
98,432
-

-

98,913
-

-

Derivative

assets/(liabilities)

held

for

risk

management
110,028 264 (943) 109,762 182 (602)
Hedge

accounting
Hedge

accounting

is

applied

predominantly

for

the

following

risks:
◾

Interest

rate

risk

–

arises

due

to

a

mismatch

between

fixed

interest

rates

and

floating

interest

rates.

Interest

rate

risk

also

includes

exposure

to
inflation

risk

for

certain

types

of

investments.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

134
◾

Currency

risk

–

arises

due

to

assets

or

liabilities

being

denominated

in

different

currencies

than

the

functional

currency

of

the

relevant

entity.
At

a

consolidated

level,

currency

risk

also

arises

when

the

functional

currency

of

subsidiaries

are

different

from

the

parent.
◾

Contractually

linked

inflation

risk

–

arises

from

financial

instruments

within

contractually

specified

inflation

risk.

The

Barclays

Bank

Group

does
not

hedge

inflation

risk

that

arises

from

other

activities.
In

order

to

hedge

these

risks,

the

Barclays

Bank

Group

uses

the

following

hedging

instruments:
◾

Interest

rate

derivatives

to

swap

interest

rate

exposures

into

either

fixed

or

variable

rates.
◾

Currency

derivatives

to

swap

foreign

currency

exposures

into

the

entity’s

functional

currency,

and

net

investment

exposure

to

local

currency.
◾

Inflation

derivatives

to

swap

inflation

exposure

into

either

fixed

or

variable

interest

rates.
In

some

cases,

certain

items

which

are

economically

hedged

may

be

ineligible

hedged

items

for

the

purposes

of

IAS

39,

such

as

core

deposits
and

equity.

In

these

instances,

a

proxy

hedging

solution

can

be

utilised

whereby

portfolios

of

floating

rate

assets

are

designated

as

eligible
hedged

items

in

cash

flow

hedges.
In

some

hedging

relationships,

the

Barclays

Bank

Group

designates

risk

components

of

hedged

items

as

follows:
◾

Benchmark

interest

rate

risk

as

a

component

of

interest

rate

risk,

such

as

the

LIBOR

or

Risk

Free

Rate

(RFR)

component.
◾

Inflation

risk

as

a

contractually

specified

component

of

a

debt

instrument.
◾

Spot

exchange

rate

risk

for

foreign

currency

financial

assets

or

financial

liabilities.
◾

Components

of

cash

flows

of

hedged

items,

for

example

certain

interest

payments

for

part

of

the

life

of

an

instrument.
Using

the

benchmark

interest

rate

risk

results

in

other

risks,

such

as

credit

risk

and

liquidity

risk,

being

excluded

from

the

hedge

accounting
relationship.

LIBOR

is

considered

the

predominant

interest

rate

risk

and

therefore

the

hedged

items

change

in

fair

value

on

a

fully

proportionate
basis

with

reference

to

this

risk.
In

respect

of

many

of

the

Barclays

Bank

Group’s

hedge

accounting

relationships,

the

hedged

item

and

hedging

instrument

change

frequently
due

to

the

dynamic

nature

of

the

risk

management

and

hedge

accounting

strategy.

The

Barclays

Bank

Group

applies

hedge

accounting

to
dynamic

scenarios,

predominantly

in

relation

to

interest

rate

risk,

with

a

combination

of

hedged

items

in

order

for

its

financial

statements

to
reflect

as

closely

as

possible

the

economic

risk

management

undertaken.

In

some

cases,

if

the

hedge

accounting

objective

changes,

the
relevant

hedge

accounting

relationship

is

de-designated

and

is

replaced

with

a

different

hedge

accounting

relationship.
Changes

in

the

GBP

value

of

net

investments

due

to

foreign

currency

movements

are

captured

in

the

currency

translation

reserve,

resulting

in

a
movement

in

CET1

capital.

The

Barclays

Bank

Group

mitigates

this

by

matching

the

CET1

capital

movements

to

the

revaluation

of

the

foreign
currency

RWA

exposures.

Net

investment

hedges

are

designated

where

necessary

to

reduce

the

exposure

to

movement

in

a

particular
exchange

rate

to

within

limits

mandated

by

Risk.

As

far

as

possible,

existing

external

currency

liabilities

are

designated

as

the

hedging
instruments.
The

hedging

instruments

share

the

same

risk

exposures

as

the

hedged

items.

Hedge

effectiveness

is

determined

with

reference

to

quantitative
tests,

predominantly

regression

testing,

but

to

the

extent

hedging

instruments

are

exposed

to

different

risks

than

the

hedged

items,

this

could
result

in

hedge

ineffectiveness

or

hedge

accounting

failures.
Sources

of

ineffectiveness

include

the

following:
◾

Mismatches

between

the

contractual

terms

of

the

hedged

item

and

hedging

instrument,

including

basis

differences.
◾

Changes

in

credit

risk

of

the

hedging

instruments.
◾

If

a

hedging

relationship

becomes

over-hedged,

for

example

in

hedges

of

net

investments

if

the

net

asset

value

designated

at

the

start

of

the
period

falls

below

the

amount

of

the

hedging

instrument.
◾

Cash

flow

hedges

using

external

swaps

with

non-zero

fair

values.
◾

The

effects

of

the

forthcoming

reforms

to

IBOR,

because

these

might

take

effect

at

a

different

time

and

have

a

different

impact

on

hedged
items

and

hedging

instruments.
Across

all

benchmarks

which

Barclays

is

materially

exposed

to,

there

is

still

uncertainty

regarding

the

precise

timing

and

effects

of

IBOR

reform.
There

is

yet

to

be

full

consensus

regarding

methodologies

for

converging

existing

IBORs

to

their

final

benchmark

rates.

As

such,

Barclays

has
not

incorporated

any

change

in

assumptions

for

affected

benchmarks

into

its

expectations

or

calculations.

Barclays

does,

however,

assume
sufficient

liquidity

in

IBOR

linked

benchmarks

to

provide

reliable

valuation

calculations

of

both

hedged

items

and

hedging

instruments
(notwithstanding

reliefs

already

applied

within

the

financial

reporting).

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

135
The

following

table

summarises

the

significant

hedge

accounting

exposures

impacted

by

the

IBOR

reform

as

at

31

December

2020:
Barclays

Bank

Group
Nominal

amount
of

hedged

items
directly
impacted

by
IBOR

reform

Nominal

amount
of

hedging
instruments
directly
impacted

by
IBOR

reform
Current

benchmark

rate
Expected

convergence

to

RFR
£m £m
GBP

London

Interbank

Offered

rate

(LIBOR)
Reformed

Sterling

Overnight

Index

Average

(SONIA)
20,796 20,621
USD

LIBOR
Secured

Overnight

Financing

Rate

(SOFR)
23,618 22,151
Euro

Overnight

Index

Average

(EONIA)
Euro

Short-Term

Rate

(€STR)
1,912 1,912
JPY

LIBOR
Tokyo

Overnight

Average

(TONA)
1,404 1,404
CHF

LIBOR
Swiss

Average

Rate

Overnight

(SARON)
145 145
All

Other

IBORs
Various

Other

RFRs
111 111
Total

IBOR

Notionals
47,986 46,344

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

136
Hedged

items

in

fair

value

hedges
Barclays

Bank

Group
Accumulated

fair

value

adjustment
included

in

carrying

amount
Carrying

amount
Total
Of

which:
Accumulated
fair

value
adjustment

on
items

no

longer
in

a

hedge
relationship
Change

in

fair
value

used

as

a
basis

to
determine
ineffectiveness
Hedge
ineffectiveness
recognised

in
the

income
statement a
Hedged

item

statement

of

financial

position

classification

and

risk
category £m £m £m £m £m
2020
Assets
Loans

and

advances

at

amortised

cost
-

Interest

rate

risk
835 99 2 55 -
-

Inflation

risk
545 345 - 25 3
Debt

securities

classified

as

amortised

cost
-

Interest

rate

risk
1,440 23 - 17 (7)
-

Inflation

risk
4,071 (43) - 453 3
Financial

assets

at

fair

value

through

other

comprehensive
income
-

Interest

rate

risk
27,959 964 322 864 (33)
-

Inflation

risk
7,782 319 (9) 249 (9)
Total

Assets
42,632 1,707 315 1,663 (43)
Liabilities
Debt

securities

in

issue
-

Interest

rate

risk
(26,978) (1,477) (414) (797) (6)
Total

Liabilities
(26,978) (1,477) (414) (797) (6)
Total

Hedged

Items
15,654 230 (99) 866 (49)
2019
Assets
Loans

and

advances

at

amortised

cost
-

Interest

rate

risk
1,083 91 24 36 (1)
-

Inflation

risk
525 325 - 3 -
Debt

securities

classified

as

amortised

cost
-

Interest

rate

risk
600 - - - -
-

Inflation

risk
2,258 (41) - (41) 1
Financial

assets

at

fair

value

through

other

comprehensive
income
-

Interest

rate

risk
21,243 734 467 1,699 (15)
-

Inflation

risk
7,146 94 - 118 (13)
Total

Assets
32,855 1,203 491 1,815 (28)
Liabilities
Debt

securities

in

issue
-

Interest

rate

risk
(32,304) (782) (460) (938) 27
Total

Liabilities
(32,304) (782) (460) (938) 27
Total

Hedged

Items
551 421 31 877 (1)
Note
a

Hedge

ineffectiveness

is

recognised

in

net

interest

income.
For

items

classified

as

fair

value

through

other

comprehensive

income,

the

hedge

accounting

adjustment

is

not

included

in

the

carrying

amount,
but

rather

adjusts

other

comprehensive

income.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

137
Amount,

timing

and

uncertainty

of

future

cash

flows
The

following

table

shows

the

fair

value

hedging

instruments

which

are

carried

on

the

Barclays

Bank

Group’s

balance

sheet:
Barclays

Bank

Group
Carrying

value
Nominal

amount
Change

in

fair
value

used

as

a
basis

to
determine
ineffectiveness
Nominal

amount
directly
impacted

by
IBOR

reform
Derivative
assets

Derivative
liabilities
Loan

liabilities
Hedge

type
Risk

category
£m £m £m £m £m £m
As

at

31

December

2020
Fair

value

Interest

rate

risk
117 (164) - 55,093 (185) 17,697
Inflation

risk
6 (779) - 7,826 (730) 1,487
Total 123 (943) - 62,919 (915) 19,184
As

at

31

December

2019
Fair

value

Interest

rate

risk
111 (104) - 55,691 (786) 33,805
Inflation

risk
13 (497) - 7,247 (92) 5,345
Total
124 (601) - 62,938 (878) 39,150
The

following

table

profiles

the

expected

notional

values

of

current

hedging

instruments

for

fair

value

hedging

in

future

years:
2020 2021 2022 2023 2024 2025
2026

and

later
As

at

31

December

2020
£m £m £m £m £m £m £m
Barclays

Bank

Group
Fair

value

hedges

of:
Interest

rate

risk

(outstanding

notional

amount)
55,093 51,499 44,596 37,615 30,174 26,054 23,859
Inflation

risk

(outstanding

notional

amount)
7,826 7,020 6,368 5,524 4,525 3,536 2,910
For

Barclays

Bank

Group,

there

are

586

(2019:

876)

interest

rate

risk

fair

value

hedges

with

an

average

fixed

rate

of

1.2%

(2019:

1.6%)

across

the
relationships

and

70

(2019:

82)

inflation

risk

fair

value

hedges

with

an

average

rate

of

0.52%

(2019:

0.8%)

across

the

relationships.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

138
Hedged

items

in

cash

flow

hedges

and

hedges

of

net

investments

in

foreign

operations
Barclays

Bank

Group
Change

in
value

of
hedged

item
used

as

the
basis

for
recognising
ineffectiveness
Balance

in
cash

flow
hedging
reserve

for
continuing
hedges
Balance

in
currency
translation
reserve

for
continuing
hedges
Balances
remaining

in
cash

flow
hedging

reserve
for

which

hedge
accounting

is

no
longer

applied
Balances
remaining

in
currency
translation
reserve

for
which

hedge
accounting

is

no
longer

applied
Hedging
gains

or
losses
recognised
in

other
comprehensi
ve

income
Hedge
ineffectivene
ss
recognised
in

the

income
statement
a
Description

of

hedge

relationship

and

hedged

risk
£m £m £m £m £m £m £m
2020
Cash

flow

hedge

of:
Interest

rate

risk
Loans

and

advances

at

amortised

cost
(1,260) (758) - (780) - (1,260) 40
Foreign

exchange

risk
Loans

and

advances

at

amortised

cost
(70) (15) - - - (70) -
Inflation

risk
Debt

securities

classified

at

amortised

cost
(41) (65) - - - (41) 1
Total

cash

flow

hedges
(1,371) (838) - (780) - (1,371) 41
Hedge

of

net

investment

in

foreign
operations
USD

foreign

operations
(83) - 1,097 - - (83) -
EUR

foreign

operations
(2) - 16 - - (2) -
Other

foreign

operations
(9) - 55 - 162 (9) -
Total

foreign

operations
(94) - 1,168 - 162 (94) -
2019
Cash

flow

hedge

of:
Interest

rate

risk
Loans

and

advances

at

amortised

cost
(826) (142) - (366) - (802) (10)
Inflation

risk
Debt

securities

classified

as

amortised

cost
(28) (26) - - - (26) 3
Total

cash

flow

hedges
(854) (168) - (366) - (828) (7)
Hedge

of

net

investment

in

foreign
operations
USD

foreign

operations
209 - 1,092 - - 209 -
EUR

foreign

operations
70 - (1) - 15 70 -
Other

foreign

operations
3 - 1 - 217 3 -
Total

foreign

operations
282 - 1,092 - 232 282 -
Note
a

Hedge

ineffectiveness

is

recognised

in

net

interest

income.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

139
The

following

table

shows

the

cash

flow

and

net

investment

hedging

instruments

which

are

carried

on

the

Barclays

Bank

Group’s

balance

sheet:
Barclays

Bank

Group
Carrying

value
Nominal

amount
Change

in

fair
value

used

as

a
basis

to
determine
ineffectiveness
Nominal

amount
directly
impacted

by
IBOR

reform
Derivative
assets

Derivative
liabilities
Loan

liabilities
Hedge

type
Risk

category
£m £m £m £m £m £m
As

at

31

December

2020
Cash

flow
Interest

rate

risk
47 - - 42,520 1,300 27,160
Foreign

exchange

risk
67 - - 1,000 70 -
Inflation

risk
2 - - 2,798 42 -
Total 116 - - 46,318 1,412 27,160
Net

investment
Foreign

exchange

risk
25 - (4,832) 5,623 94 -
As

at

31

December

2019
Cash

flow
Interest

rate

risk
24 (1) - 44,421 816 26,896
Inflation

risk
4 - - 1,258 31 -
Total 28 (1) - 45,679 847 26,896
Net

investment
Foreign

exchange

risk
30 - (8,076) 9,221 (282) -
For

Barclays

Bank

Group,

there

is

1

(2019:

0)

foreign

exchange

risk

cash

flow

hedge

with

an

average

foreign

exchange

rate

of

JPY133.03:

GBP
(2019:

0).
The

Group’s

risk

exposure

is

directly

affected

by

interest

rate

benchmark

reform,

across

both

its

cash

flow

hedge

accounting

activities;

where
IBOR-linked

derivatives

are

designated

as

a

cash

flow

hedge

of

IBOR-linked

cash

flows,

and

its

fair

value

hedge

accounting

activities;

where
IBOR-linked

derivatives

are

designated

as

a

fair

value

hedge

of

fixed

interest

rate

assets

and

liabilities.

Further

information

on

the

group’s

risk
exposure

and

response

can

be

found

in

Note

40.
The

effect

on

the

income

statement

and

other

comprehensive

income

of

recycling

amounts

in

respect

of

cash

flow

hedges

and

net

investment
hedges

of

foreign

operations

is

set

out

in

the

following

table:
Barclays

Bank

Group
2020
2019
Amount

recycled

from
other

comprehensive
income

due

to

hedged
item

affecting

income
statement
Amount

recycled

from
other

comprehensive
income

due

to

sale

of
investment,

or

cash

flows
no

longer

expected

to
occur
Amount

recycled

from

other
comprehensive

income

due
to

hedged

item

affecting
income

statement
Amount

recycled

from

other
comprehensive

income

due
to

sale

of

investment,

or
cash

flows

no

longer
expected

to

occur
Description

of

hedge

relationship

and

hedged

risk
£m £m £m £m
Cash

flow

hedge

of

interest

rate

risk
Recycled

to

net

interest

income
239 37 105 36
Cash

flow

hedge

of

foreign

exchange

risk
Recycled

to

net

interest

income
55
–

–

–

Hedge

of

net

investment

in

foreign

operations
Recycled

to

other

income
–

(4)
–

(15)
14

Financial

assets

at

fair

value

through

other

comprehensive

income
Accounting

for

financial

assets

at

fair

value

through

other

comprehensive

income

(FVOCI)

Financial

assets

that

are

debt

instruments

held

in

a

business

model

that

is

achieved

by

both

collecting

contractual

cash

flows

and

selling

and
that

contain

contractual

terms

that

give

rise

on

specified

dates

to

cash

flows

that

are

SPPI

are

measured

at

FVOCI.

They

are

subsequently

re-
measured

at

fair

value

and

changes

therein

(except

for

those

relating

to

impairment,

interest

income

and

foreign

currency

exchange

gains

and
losses)

are

recognised

in

other

comprehensive

income

until

the

assets

are

sold.

Interest

(calculated

using

the

effective

interest

method)

is
recognised

in

the

income

statement

in

net

interest

income

(Note

3).

Upon

disposal,

the

cumulative

gain

or

loss

recognised

in

other
comprehensive

income

is

included

in

net

investment

income

(Note

6).
In

determining

whether

the

business

model

is

achieved

by

both

collecting

contractual

cash

flows

and

selling

financial

assets,

it

is

determined
that

both

collecting

contractual

cash

flows

and

selling

financial

assets

are

integral

to

achieving

the

objective

of

the

business

model.

The
Barclays

Bank

Group

will

consider

past

sales

and

expectations

about

future

sales

to

establish

if

the

business

model

is

achieved.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

140
For

equity

securities

that

are

not

held

for

trading,

the

Barclays

Bank

Group

may

make

an

irrevocable

election

on

initial

recognition

to

present
subsequent

changes

in

the

fair

value

of

the

instrument

in

other

comprehensive

income

(except

for

dividend

income

which

is

recognised

in

profit
or

loss).

Gains

or

losses

on

the

de-recognition

of

these

equity

securities

are

not

transferred

to

profit

or

loss.

These

assets

are

also

not

subject

to
the

impairment

requirements

and

therefore

no

amounts

are

recycled

to

the

income

statement.

Where

the

Barclays

Bank

Group

has

not

made
the

irrevocable

election

to

present

subsequent

changes

in

the

fair

value

of

the

instrument

in

other

comprehensive

income,

equity

securities

are
measured

at

fair

value

through

profit

or

loss.
Barclays

Bank

Group
2020 2019
£m £m
Debt

securities

and

other

eligible

bills
51,710 44,781
Equity

securities
1 1
Loans

and

advances
191 624
Financial

assets

at

fair

value

through

other

comprehensive

income
51,902 45,406
15

Financial

liabilities

designated

at

fair

value
Accounting

for

liabilities

designated

at

fair

value

through

profit

and

loss
In

accordance

with

IFRS

9,

financial

liabilities

may

be

designated

at

fair

value,

with

gains

and

losses

taken

to

the

income

statement

within

net
trading

income

(Note

5)

and

net

investment

income

(Note

6).
Movements

in

own

credit

are

reported

through

other

comprehensive

income,
unless

the

effects

of

changes

in

the

liability's

credit

risk

would

create

or

enlarge

an

accounting

mismatch

in

profit

and

loss.

In

these

scenarios,
all

gains

and

losses

on

that

liability

(including

the

effects

of

changes

in

the

credit

risk

of

the

liability)

are

presented

in

profit

and

loss.

On
derecognition

of

the

financial

liability

no

amount

relating

to

own

credit

risk

are

recycled

to

the

income

statement.

The

Barclays

Bank

Group

has
the

ability

to

make

the

fair

value

designation

when

holding

the

instruments

at

fair

value

reduces

an

accounting

mismatch

(caused

by

an
offsetting

liability

or

asset

being

held

at

fair

value),

or

is

managed

by

the

Barclays

Bank

Group

on

the

basis

of

its

fair

value,

or

includes

terms
that

have

substantive

derivative

characteristics

(Note

13).
The

details

on

how

the

fair

value

amounts

are

arrived

at

for

financial

liabilities

designated

at

fair

value

are

described

in

Note

16.
Barclays

Bank

Group
2020
2019
Fair

value
Contractual

amount

due

on

maturity
Fair

value
Contractual

amount

due

on

maturity
£m £m £m £m
Debt

securities
50,216 57,650
49,559 56,891
Deposits
21,718 22,120
25,526 25,725
Repurchase

agreements

and

other

similar

secured

borrowing
177,455 177,513
128,686 128,845
Other

financial

liabilities
237 237
675 675
Financial

liabilities

designated

at

fair

value
249,626 257,520 204,446 212,136
The

cumulative

own

credit

net

loss

recognised

for

Barclays

Bank

Group

is

£954m

(2019:

£373m).
16

Fair

value

of

financial

instruments
Accounting

for

financial

assets

and

liabilities

–

fair

values
Financial

instruments

that

are

held

for

trading

are

recognised

at

fair

value

through

profit

or

loss.

In

addition,

financial

assets

are

held

at

fair

value
through

profit

or

loss

if

they

do

not

contain

contractual

terms

that

give

rise

on

specified

dates

to

cash

flows

that

are

SPPI,

or

if

the

financial

asset
is

not

held

in

a

business

model

that

is

either

(i)

a

business

model

to

collect

the

contractual

cash

flows

or

(ii)

a

business

model

that

is

achieved
by

both

collecting

contractual

cash

flows

and

selling.

Subsequent

changes

in

fair

value

for

these

instruments

are

recognised

in

the

income
statement

in

net

investment

income,

except

if

reporting

it

in

trading

income

reduces

an

accounting

mismatch.

All

financial

instruments

are

initially

recognised

at

fair

value

on

the

date

of

initial

recognition

(including

transaction

costs,

other

than

financial
instruments

held

at

fair

value

through

profit

or

loss)

and

depending

on

the

subsequent

classification

of

the

financial

asset

or

liability,

may
continue

to

be

held

at

fair

value

either

through

profit

or

loss

or

other

comprehensive

income.

The

fair

value

of

a

financial

instrument

is

the

price
that

would

be

received

to

sell

an

asset

or

paid

to

transfer

a

liability

in

an

orderly

transaction

between

market

participants

at

the

measurement
date.
Wherever

possible,

fair

value

is

determined

by

reference

to

a

quoted

market

price

for

that

instrument.

For

many

of

the

Barclays

Bank

Group’s
financial

assets

and

liabilities,

especially

derivatives,

quoted

prices

are

not

available

and

valuation

models

are

used

to

estimate

fair

value.

The
models

calculate

the

expected

cash

flows

under

the

terms

of

each

specific

contract

and

then

discount

these

values

back

to

a

present

value.
These

models

use

as

their

basis

independently

sourced

market

inputs

including,

for

example,

interest

rate

yield

curves,

equities

and
commodities

prices,

option

volatilities

and

currency

rates.
For

financial

liabilities

measured

at

fair

value,

the

carrying

amount

reflects

the

effect

on

fair

value

of

changes

in

own

credit

spreads

derived

from
observable

market

data

such

as

in

primary

issuance

and

redemption

activity

for

structured

notes.

On

initial

recognition,

it

is

presumed

that

the

transaction

price

is

the

fair

value

unless

there

is

observable

information

available

in

an

active
market

to

the

contrary.

The

best

evidence

of

an

instrument’s

fair

value

on

initial

recognition

is

typically

the

transaction

price.

However,

if

fair
value

can

be

evidenced

by

comparison

with

other

observable

current

market

transactions

in

the

same

instrument,

or

is

based

on

a

valuation

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

141
technique

whose

inputs

include

only

data

from

observable

markets,

then

the

instrument

should

be

recognised

at

the

fair

value

derived

from

such
observable

market

data.
For

valuations

that

have

made

use

of

unobservable

inputs,

the

difference

between

the

model

valuation

and

the

initial

transaction

price

(Day

One
profit)

is

recognised

in

profit

or

loss

either:

on

a

straight-line

basis

over

the

term

of

the

transaction;

or

over

the

period

until

all

model

inputs

will
become

observable

where

appropriate;

or

released

in

full

when

previously

unobservable

inputs

become

observable.
Various

factors

influence

the

availability

of

observable

inputs

and

these

may

vary

from

product

to

product

and

change

over

time.

Factors

include
the

depth

of

activity

in

the

relevant

market,

the

type

of

product,

whether

the

product

is

new

and

not

widely

traded

in

the

marketplace,

the
maturity

of

market

modelling

and

the

nature

of

the

transaction

(bespoke

or

generic).

To

the

extent

that

valuation

is

based

on

models

or

inputs
that

are

not

observable

in

the

market,

the

determination

of

fair

value

can

be

more

subjective,

dependent

on

the

significance

of

the

unobservable
input

to

the

overall

valuation.

Unobservable

inputs

are

determined

based

on

the

best

information

available,

for

example

by

reference

to

similar
assets,

similar

maturities

or

other

analytical

techniques.
The

sensitivity

of

valuations

used

in

the

financial

statements

to

possible

changes

in

significant

unobservable

inputs

is

shown

on

page

147.
Critical

accounting

estimates

and

judgements
The

valuation

of

financial

instruments

often

involves

a

significant

degree

of

judgement

and

complexity,

in

particular

where

valuation

models
make

use

of

unobservable

inputs

(‘Level

3’

assets

and

liabilities).

This

note

provides

information

on

these

instruments,

including

the

related
unrealised

gains

and

losses

recognised

in

the

period,

a

description

of

significant

valuation

techniques

and

unobservable

inputs,

and

a

sensitivity
analysis.
Valuation
IFRS

13
Fair

value

measurement

requires

an

entity

to

classify

its

assets

and

liabilities

according

to

a

hierarchy

that

reflects

the

observability

of
significant

market

inputs.

The

three

levels

of

the

fair

value

hierarchy

are

defined

below.
Quoted

market

prices

–

Level

1

Assets

and

liabilities

are

classified

as

Level

1

if

their

value

is

observable

in

an

active

market.

Such

instruments

are

valued

by

reference

to
unadjusted

quoted

prices

for

identical

assets

or

liabilities

in

active

markets

where

the

quoted

price

is

readily

available,

and

the

price

represents
actual

and

regularly

occurring

market

transactions.

An

active

market

is

one

in

which

transactions

occur

with

sufficient

volume

and

frequency

to
provide

pricing

information

on

an

ongoing

basis.

Valuation

technique

using

observable

inputs

–

Level

2

Assets

and

liabilities

classified

as

Level

2

have

been

valued

using

models

whose

inputs

are

observable

either

directly

or

indirectly.

Valuations
based

on

observable

inputs

include

assets

and

liabilities

such

as

swaps

and

forwards

which

are

valued

using

market

standard

pricing
techniques,

and

options

that

are

commonly

traded

in

markets

where

all

the

inputs

to

the

market

standard

pricing

models

are

observable.

Valuation

technique

using

significant

unobservable

inputs

–

Level

3

Assets

and

liabilities

are

classified

as

Level

3

if

their

valuation

incorporates

significant

inputs

that

are

not

based

on

observable

market

data
(unobservable

inputs).

A

valuation

input

is

considered

observable

if

it

can

be

directly

observed

from

transactions

in

an

active

market,

or

if

there
is

compelling

external

evidence

demonstrating

an

executable

exit

price.

Unobservable

input

levels

are

generally

determined

via

reference

to
observable

inputs,

historical

observations

or

using

other

analytical

techniques.

The

following

table

shows

Barclays

Bank

Group’s

assets

and

liabilities

that

are

held

at

fair

value

disaggregated

by

valuation

technique

(fair
value

hierarchy)

and

balance

sheet

classification:
Assets

and

liabilities

held

at

fair

value
2020 2019
Valuation

technique

using
Valuation

technique

using
Level

1
Level

2
Level

3
Total
Level

1
Level

2
Level

3
Total
Barclays

Bank

Group
£m £m £m £m £m £m £m £m
Trading

portfolio

assets
60,619 65,182 1,863 127,664 59,968 51,105 2,264 113,337
Financial

assets

at

fair

value

through

the
income

statement
4,439 162,930 4,392 171,761 10,300 115,008 4,162 129,470
Derivative

financial

assets
9,154 289,071 4,468 302,693 5,439 221,048 3,154 229,641
Financial

assets

at

fair

value

through
other

comprehensive

income
12,150 39,599 153 51,902 11,577 33,400 429 45,406
Investment

property
- - 10 10 - - 13 13
Total

assets
86,362 556,782 10,886 654,030 87,284 420,561 10,022 517,867
Trading

portfolio

liabilities
(23,331) (22,780) (28) (46,139) (19,645) (15,567) - (35,212)
Financial

liabilities

designated

at

fair
value (159) (249,126) (341) (249,626) (82) (204,021) (343) (204,446)
Derivative

financial

liabilities
(8,762) (285,579) (6,239) (300,580) (5,305) (219,646) (3,989) (228,940)
Total

liabilities
(32,252) (557,485) (6,608) (596,345) (25,032) (439,234) (4,332) (468,598)

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

142
The

following

table

shows

Barclays

Bank

Group’s

Level

3

assets

and

liabilities

that

are

held

at

fair

value

disaggregated

by

product

type:

Level

3

Assets

and

liabilities

held

at

fair

value

by

product

type
2020 2019
Assets Liabilities Assets Liabilities
Barclays

Bank

Group
£m £m £m £m
Interest

rate

derivatives

1,613 (1,615) 605 (812)
Foreign

exchange

derivatives

144 (143) 291 (298)
Credit

derivatives
196 (351) 539 (342)
Equity

derivatives

2,497 (4,112) 1,710 (2,528)
Commodity

derivatives

18 (18) 9 (9)
Corporate

debt

698 (3) 521 -
Reverse

repurchase

and

repurchase

agreements

- (174) - (167)
Non-asset

backed

loans

3,093 - 3,280 -
Asset

backed

securities

767 (24) 756 -
Equity

cash

products

542 - 1,228 -
Private

equity

investments
84 - 112 -
Other a 1,234 (168) 971 (176)
Total 10,886 (6,608) 10,022 (4,332)
Note
a

Other

includes

commercial

real

estate

loans,

funds

and

fund

-linked

products,

issued

debt,

government

sponsored

debt

and

investment

property.
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

tec

hniques,

or

inferred
via

another

reasonable

method.
Credit

derivatives
Description:

Derivatives

linked

to

the

credit

spread

of

a

referenced

entity,

index

or

basket

of

referenced

entities

or

a

pool

of

referenced

assets
(e.g.

a

securitised

product).

The

category

includes

single

name

and

index

credit

default

swaps

(CDS)

and

total

return

swaps

(TRS).
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

2020

Annual

Report

on

Form

20

-F

143
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

2020

Annual

Report

on

Form

20

-F

144
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

investments

in

equity

holdings

in

operating

companies

not

quoted

on

a

public

exchange.
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

2.

(2019:

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

2020

Annual

Report

on

Form

20

-F

145
Analysis

of

movements

in

Level

3

assets

and

liabilities
As

at

1
January
2020
Total

gains

and
losses

in

the

period
recognised

in

the
income

statement
Total

gains
or

losses
recognised
in

OCI
Transfers

As

at

31
December
2020 Purchases Sales Issues Settlements
Trading
income
Other
income In Out
Barclays

Bank

Group
£m £m £m £m £m £m £m £m £m £m £m
Corporate

debt
120

77

(6)

-

-

(35)

-

-

12

(17)
151

Non-asset

backed

loans
974

1,955

(2,182)

-

(12) (10)

-

-

39

(55)
709

Asset

backed

securities
656

458

(428)

-

(40) (25)

-

-

99

(34)
686

Equity

cash

products
392

5

(149)

-

-

(41)

-

-

11

(4)
214

Other
122

-

-

-

-

(21)

-

-

2

-

103

Trading

portfolio

assets
2,264

2,495

(2,765)

-

(52) (132)

-

-

163

(110)
1,863

Non-asset

backed

loans
1,964

1,102

(283)

-

(293)
142

-

-

-

(352)
2,280

Equity

cash

products
835

9

(404)

-

-

(93) (36)

-

9

-

320

Private

equity

investments
113

2

(20)

-

(1)

-

(9)

-

15

(12)
88

Other
1,250

3,716

(3,606)

-

(26)
32

(48)

-

386

-

1,704

Financial

assets

at

fair

value
through

the

income

statement
4,162

4,829

(4,313)

-

(320)
81

(93)

-

410

(364)
4,392

Non-asset

backed

loans
343

-

-

-

(237)

-

-

-

-

-

106

Asset

backed

securities
86

-

(35)

-

-

-

-

(4)

-

-

47

Financial

assets

at

fair

value
through

other

comprehensive
income
429

-

(35)

-

(237)

-

-

(4)

-

-

153

Investment

property
13

-

(2)

-

-

-

(1)

-

-

-

10

Trading

portfolio

liabilities

-

(27)

-

-

-

(1)

-

-

-

-

(28)
Financial

liabilities

designated
at

fair

value
(343)

-

1

(21)
1

21

-

-

(38)
38

(341)
Interest

rate

derivatives
(206)
17

(12)

-

85

109

-

-

(18)
23

(2)
Foreign

exchange

derivatives
(7)

-

-

-

21

(16)

-

-

(19)
22

1

Credit

derivatives
198

(125)
24

-

(371)
24

-

-

(21)
116

(155)
Equity

derivatives
(820) (699) (43)

-

105

(101)

-

-

(13) (44) (1,615)
Net

derivative

financial
instruments a (835) (807) (31)

-

(160)
16

-

-

(71)
117

(1,771)
Total
5,690

6,490

(7,145) (21) (768) (15) (94) (4)
464

(319)
4,278

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

146
Analysis

of

movements

in

Level

3

assets

and

liabilities
As

at

1
January
2019 Purchases Sales Issues
Settlements

Total

gains

and
losses

in

the

period
recognised

in

the
income

statement
Total

gains
or

losses
recognised
in

OCI
Transfers

As

at

31
December
2019
Trading
income
Other
income In Out
Barclays

Bank

Group
£m £m £m £m £m £m £m £m £m £m £m
Corporate

debt
388

126

(52)

-

(311)
1

-

-

45

(77)
120

Non-asset

backed

loans
2,263

1,844

(2,799)

-

(134)
24

-

-

200

(424)
974

Asset

backed

securities
664

202

(166)

-

-

(30)

-

-

16

(30)
656

Equity

cash

products
136

62

(40)

-

-

(31)

-

-

293

(28)
392

Other
162

-

-

-

(1) (24)

-

-

-

(15)
122

Trading

portfolio

assets
3,613

2,234

(3,057)

-

(446) (60)

-

-

554

(574)
2,264

Non-asset

backed

loans
1,836

235

-

-

(204)
99

(1)

-

-

(1)
1,964

Equity

cash

products
559

66

-

-

(2)
3

209

-

-

-

835

Private

equity

investments
191

5

(9)

-

(2)

-

(17)

-

-

(55)
113

Other
2,064

5,716

(5,720)

-

(9)
12

(33)

-

24

(804)
1,250

Financial

assets

at

fair

value
through

the

income

statement
4,650

6,022

(5,729)

-

(217)
114

158

-

24

(860)
4,162

Non-asset

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
Total 8,835 8,117 (8,839) (42) (1,512) (203) 155 59 296 (1,176) 5,690
Note
a

The

derivative

financial

instruments

are

represented

on

a

net

basis.

On

a

gross

basis,

derivative

financial

assets

are

£4,468m

(2019:

£3,154m)

and

derivative

financial
liabilit

ies

are

£6,239m

(2019:

£3,989m).

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

147
Unrealised

gains

and

losses

on

Level

3

financial

assets

and

liabilities
The

following

tables

disclose

the

unrealised

gains

and

losses

recognised

in

the

year

arising

on

Level

3

financial

assets

and

liabilities

held

at
year

end.
Unrealised

gains

and

losses

recognised

during

the

period

on

Level

3

assets

and

liabilities

held

at

year

end
2020 2019
Income

statement
Other
compre-
hensive
income
Income

statement
Other

compre-
hensive
income
Barclays

Bank

Group
Trading
income
Other
income Total
Trading
income
Other
income Total
As

at

31

December
£m £m £m £m £m £m £m £m
Trading

portfolio

assets
(114) - - (114) (57) - - (57)
Financial

assets

at

fair

value

through

the

income
statement
115 (89) - 26
101 199 - 300
Fair

value

through

other

comprehensive

income
- - (1) (1) - - 60 60
Investment

property
- (1) - (1)
- (1) - (1)
Trading

portfolio

liabilities
- - - -
- - - -
Financial

liabilities

designated

at

fair

value
20 (1) - 19
64 - - 64
Net

derivative

financial

instruments

(91) - - (91) (459) - - (459)
Total (70) (91) (1) (162) (351) 198 60 (93)
Significant

unobservable

inputs
The

following

table

discloses

the

valuation

techniques

and

significant

unobservable

inputs

for

assets

and

liabilities

recognised

at

fair

value

and
classified

as

Level

3

along

with

the

range

of

values

used

for

those

significant

unobservable

inputs:
Valuation

technique(s)
a
Significant

unobservable

inputs
2020
Range
2019
Range
Min Max Min Max Units b
Derivative

financial
instruments c
Interest

rate

derivatives
Discounted

cash

flows
Inflation

forwards
1 3 1 3%
Credit

spread
17 1,831 41 1,620 bps
Comparable

pricing
Price - 84 - 37 points
Option

model
Inflation

volatility
31 227 47 190
bps

vol
Interest

rate

volatility
6 489 8 431
bps

vol
FX

-

IR

correlation
(30) 78 (30) 78%
IR

-

IR

correlation
(20) 99 (30) 100%
Credit

derivatives
Discounted

cash

flows
Credit

spread
5 480 72 200 bps
Comparable

pricing
Price - 100 - 155 points
Equity

derivatives
Option

model
Equity

volatility
1 110
1 200%
Equity

-

equity

correlation
(45) 100 (20) 100%
Discounted

cash

flow
Discounted

margin
(225) 3,000 (500) 1,100 bps
Non-derivative

financial
instruments
Non-asset

backed

loans
Discounted

cash

flows
Loan

spread
32 477 31 624 bps
Credit

spread
200 300 180 1,223 bps
Price - 104 - 133 points
Yield 5 8 6 12%
Comparable

pricing
Price - 137 - 123 points
Asset

backed

securities
Comparable

pricing
Price - 112 - 99 points
Corporate

debt
Comparable

pricing
Price - 127 - 100 points
Other
d
Discounted

cash

flows
Credit

spread
146 483 126 649 bps
Notes
a

A

range

has

not

been

provided

for

Net

Asset

Value

as

there

would

be

a

wide

range

reflecting

the

diverse

nature

of

the

positions.

b

The

units

used

to

disclose

ranges

for

significant

unobservable

inputs

are

percentages,

points

and

basis

points.

Points

are

a

percentage

of

par;

for

example,

100

points

equals

100%

of

par.

A
basis

point

equals

1/100th

of

1%;

for

example,

150

basis

points

equals

1.5%.
c

Certain

derivative

instruments

are

classified

as

Level

3

due

to

a

significant

unobservable

credit

spread

i

nput

into

the

calculation

of

the

Credit

Valuation

Adjustment

for

the

instruments.

The
range

of

significant

unobservable

credit

spreads

is

between

17-1,831bps

(2019:

41-1,620bps).
d

Other

includes

commercial

real

estate

loans.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

148
The

following

section

describes

the

significant

unobservable

inputs

identified

in

the

table

above,

and

the

sensitivity

of

fair

value

measurement

of
the

instruments

categorised

as

Level

3

assets

or

liabilities

to

increases

in

significant

unobservable

inputs.

Where

sensitivities

are

described,

the
inverse

relationship

will

also

generally

apply.
Where

reliable

interrelationships

can

be

identified

between

significant

unobservable

inputs

used

in

fair

value

measurement,

a

description

of
those

interrelationships

is

included

below.
Forwards
A

price

or

rate

that

is

applicable

to

a

financial

transaction

that

will

take

place

in

the

future.
In

general,

a

significant

increase

in

a

forward

in

isolation

will

result

in

a

fair

value

increase

for

the

contracted

receiver

of

the

underlying
(currency,

bond,

commodity,

etc.),

but

the

sensitivity

is

dependent

on

the

specific

terms

of

the

instrument.
Credit

spread
Credit

spreads

typically

represent

the

difference

in

yield

between

an

instrument

and

a

benchmark

security

or

reference

rate.

Credit

spreads
reflect

the

additional

yield

that

a

market

participant

demands

for

taking

on

exposure

to

the

credit

risk

of

an

instrument

and

form

part

of

the

yield
used

in

a

discounted

cash

flow

calculation.
In

general,

a

significant

increase

in

credit

spread

in

isolation

will

result

in

a

movement

in

a

fair

value

decrease

for

a

cash

asset.
For

a

derivative

instrument,

a

significant

increase

in

credit

spread

in

isolation

can

result

in

a

fair

value

increase

or

decrease

depending

on

the
specific

terms

of

the

instrument.
Volatility
Volatility

is

a

measure

of

the

variability

or

uncertainty

in

return

for

a

given

derivative

underlying.

It

is

an

estimate

of

how

much

a

particular
underlying

instrument

input

or

index

will

change

in

value

over

time.

In

general,

volatilities

are

implied

from

observed

option

prices.

For
unobservable

options

the

implied

volatility

may

reflect

additional

assumptions

about

the

nature

of

the

underlying

risk,

and

the

strike/maturity
profile

of

a

specific

contract.
In

general

a

significant

increase

in

volatility

in

isolation

will

result

in

a

fair

value

increase

for

the

holder

of

a

simple

option,

but

the

sensitivity

is
dependent

on

the

specific

terms

of

the

instrument.

There

may

be

interrelationships

between

unobservable

volatilities

and

other

unobservable

inputs

(e.g.

when

equity

prices

fall,

implied

equity
volatilities

generally

rise)

but

these

are

generally

specific

to

individual

markets

and

may

vary

over

time.
Correlation
Correlation

is

a

measure

of

the

relationship

between

the

movements

of

two

variables.

Correlation

can

be

a

significant

input

into

valuation

of
derivative

contracts

with

more

than

one

underlying

instrument.

Credit

correlation

generally

refers

to

the

correlation

between

default

processes
for

the

separate

names

that

make

up

the

reference

pool

of

a

CDO

structure.
A

significant

increase

in

correlation

in

isolation

can

result

in

a

fair

value

increase

or

decrease

depending

on

the

specific

terms

of

the

instrument.
Comparable

price
Comparable

instrument

prices

are

used

in

valuation

by

calculating

an

implied

yield

(or

spread

over

a

liquid

benchmark)

from

the

price

of

a
comparable

observable

instrument,

then

adjusting

that

yield

(or

spread)

to

account

for

relevant

differences

such

as

maturity

or

credit

quality.
Alternatively,

a

price-to-price

basis

can

be

assumed

between

the

comparable

and

unobservable

instruments

in

order

to

establish

a

value.
In

general,

a

significant

increase

in

comparable

price

in

isolation

will

result

in

an

increase

in

the

price

of

the

unobservable

instrument.

For
derivatives,

a

change

in

the

comparable

price

in

isolation

can

result

in

a

fair

value

increase

or

decrease

depending

on

the

specific

terms

of

the
instrument.
Loan

spread
Loan

spreads

typically

represent

the

difference

in

yield

between

an

instrument

and

a

benchmark

security

or

reference

rate.

Loan

spreads
typically

reflect

credit

quality,

the

level

of

comparable

assets

such

as

gilts

and

other

factors,

and

form

part

of

the

yield

used

in

a

discounted

cash
flow

calculation.

The

ESHLA

portfolio

primarily

consists

of

long-dated

fixed

rate

loans

extended

to

counterparties

in

the

UK

Education,

Social

Housing

and

Local
Authority

sectors.

The

loans

are

categorised

as

Level

3

in

the

fair

value

hierarchy

due

to

their

illiquid

nature

and

the

significance

of
unobservable

loan

spreads

to

the

valuation.

Valuation

uncertainty

arises

from

the

long-dated

nature

of

the

portfolio,

the

lack

of

secondary
market

in

the

loans

and

the

lack

of

observable

loan

spreads.

The

majority

of

ESHLA

loans

are

to

borrowers

in

heavily

regulated

sectors

that

are
considered

extremely

low

credit

risk,

and

have

a

history

of

near

zero

defaults

since

inception.

Wh

ile

the

overall

loan

spread

range

is

from

32bps
to

477bps

(2019:

31bps

to

624bps),

the

vast

majority

of

spreads

are

concentrated

towards

the

bottom

end

of

this

range,

with

98%

of

the

loan
notional

being

valued

with

spreads

less

than

200bps

consistently

for

both

years.
In

general,

a

significant

increase

in

loan

spreads

in

isolation

will

result

in

a

fair

value

decrease

for

a

loan.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

149
Sensitivity

analysis

of

valuations

using

unobservable

inputs
2020 2019
Favourable

changes
Unfavourable

changes
Favourable

changes
Unfavourable

changes
Income
statement Equity
Income
statement Equity
Income
statement Equity
Income
statement Equity
£m £m £m £m £m £m £m £m
Interest

rate

derivatives
82 - (123) - 44 - (127) -
Foreign

exchange

derivatives
6 - (11) - 5 - (7) -
Credit

derivatives
55 - (44) - 73 - (47) -
Equity

derivatives
174 - (179) - 114 - (119) -
Commodity

derivatives
2 - (2) - - - - -
Corporate

debt
16 - (14) - 11 - (16) -
Non

asset

backed

loans
104 3 (190) (3) 125 8 (228) (8)
Equity

cash

products
158 - (141) - 123 - (175) -
Private

equity

investments
15 - (15) - 16 - (25) -
Other a 21 - (21) - 1 - (1) -
Total 633 3 (740) (3) 512 8 (745) (8)
Note
a

Other

includes

commercial

real

estate

loans,

funds

and

fund

-linked

products,

issued

debt,

government

sponsored

debt

and

investment

property.

The

effect

of

stressing

unobservable

inputs

to

a

range

of

reasonably

possible

alternatives,

alongside

considering

the

impact

of

using

alternative
models,

would

be

to

increase

fair

values

by

up

to

£636m

(2019:

£520m)

or

to

decrease

fair

values

by

up

to

£743m

(2019:

£753m)

with
substantially

all

the

potential

effect

impacting

profit

and

loss

rather

than

reserves.

Fair

value

adjustments
Key

balance

sheet

valuation

adjustments

are

quantified

below:
2020 2019
£m £m
Exit

price

adjustments

derived

from

market

bid-offer

spreads
(483) (420)
Uncollateralised

derivative

funding
(115) (57)
Derivative

credit

valuation

adjustments
(268) (135)
Derivative

debit

valuation

adjustments
113 155
Exit

price

adjustments

derived

from

market

bid-offer

spreads
Barclays

Bank

Group

uses

mid-market

pricing

where

it

is

a

market

maker

and

has

the

ability

to

transact

at,

or

better

than,

mid

price

(which

is
the

case

for

certain

equity,

bond

and

vanilla

derivative

markets).

For

other

financial

assets

and

liabilities,

bid-offer

adjustments

are

recorded
to

reflect

the

exit

level

for

the

expected

close

out

strategy.

The

methodology

for

determining

the

bid-offer

adjustment

for

a

derivative

portfolio
involves

calculating

the

net

risk

exposure

by

offsetting

long

and

short

positions

by

strike

and

term

in

accordance

with

the

risk

management
and

hedging

strategy.
Bid-offer

levels

are

generally

derived

from

market

quotes

such

as

broker

data.

Less

liquid

instruments

may

not

have

a

directly

observable

bid-
offer

level.

In

such

instances,

an

exit

price

adjustment

may

be

derived

from

an

observable

bid-offer

level

for

a

comparable

liquid

instrument,

or
determined

by

calibrating

to

derivative

prices,

or

by

scenario

or

historical

analysis.
Exit

price

adjustments

derived

from

market

bid-offer

spreads

have

increased

by

£63m

to

£483m
as

a

result

of

movements

in

market

bid

offer
spreads.
Discounting

approaches

for

derivative

instruments

Collateralised
In

line

with

market

practice,

the

methodology

for

discounting

collateralised

derivatives

takes

into

account

the

nature

and

currency

of

the
collateral

that

can

be

posted

within

the

relevant

credit

support

annex

(CSA).

The

CSA

aware

discounting

approach

recognises

the

‘cheapest

to
deliver’

option

that

reflects

the

ability

of

the

party

posting

collateral

to

change

the

currency

of

the

collateral.
Uncollateralised
A

fair

value

adjustment

of

£115m

is

applied

to

account

for

the

impact

of

incorporating

the

cost

of

funding

into

the

valuation

of

uncollateralised
and

partially

collateralised

derivative

portfolios

and

collateralised

derivatives

where

the

terms

of

the

agreement

do

not

allow

the
rehypothecation

of

collateral

received.

This

adjustment

is

referred

to

as

the

Funding

Fair

Valu

e

Adjustment

(FFVA).

FFVA

has

increased

by
£58m

to

£115m

as

a

result

of

moves

in

input

funding

spreads

and

an

update

to

methodology.
FFVA

incorporates

a

scaling

factor

which

is

an

estimate

of

the

extent

to

which

the

cost

of

funding

is

incorporated

into

observed

traded

levels.
On

calibrating

the

scaling

factor,

it

is

with

the

assumption

that

Credit

Valuation

Adjustments

(CVA)

and

Debit

Valuation

Adjustments

(DVA)

are
retained

as

valuation

components

incorporated

into

such

levels.
The

effect

of

incorporating

this

scaling

factor

at

31

December

2020

was

to
reduce

FFVA

by

£115

m

(2019:

£170m).

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

150
Derivative

credit

and

debit

valuation

adjustments
CVA

and

DVA

are

incorporated

into

derivative

valuations

to

reflect

the

impact

on

fair

value

of

counterparty

credit

risk

and

Barclays

Bank

Group’s
own

credit

quality

respectively.

These

adjustments

are

calculated

for

uncollateralised

and

partially

collateralised

derivatives

across

all

asset
classes.

CVA

and

DVA

are

calculated

using

estimates

of

exposure

at

default,

probability

of

default

and

recovery

rates,

at

a

counterparty

level.
Counterparties

include

(but

are

not

limited

to)

corporates,

sovereigns

and

sovereign

agencies

and

supranationals.
Exposure

at

default

is

generally

estimated

through

the

simulation

of

underlying

risk

factors

through

approximating

with

a

more

vanilla

structure,
or

by

using

current

or

scenario-based

mark

to

market

as

an

estimate

of

future

exposure.

Probability

of

default

and

recovery

rate

information

is

generally

sourced

from

the

CDS

markets.

Where

this

information

is

not

available,

or
considered

unreliable,

alternative

approaches

are

taken

based

on

mapping

internal

counterparty

ratings

onto

historical

or

market-based

default
and

recovery

information.

In

particular,

this

applies

to

sovereign

related

names

where

the

effect

of

using

the

recovery

assumptions

implied

in
CDS

levels

would

imply

a

£32m

(2019:

£36m)

increase

in

CVA.
CVA

increased

by

£133m

to

£268m

as

a

result

of

an

increased

uncollateralised

and

partially

collateralised

derivative

asset

and

widening

input
counterparty

credit

spreads.

DVA

decreased

by

£42m

to

£113m,

as

a

result

of

an

update

to

methodology

partially

offset

by

widening

input

own
credit

spreads.
Correlation

between

counterparty

credit

and

underlying

derivative

risk

factors,

termed

‘wrong-way,’

or

‘right-way’

risk,

is

not

systematically
incorporated

into

the

CVA

calculation

but

is

adjusted

where

the

underlying

exposure

is

directly

related

to

the

counterparty.
Barclays

continues

to

monitor

market

practices

and

activity

to

ensure

the

approach

to

uncollateralised

derivative

valuation

remains

appropriate.
Portfolio

exemptions
Barclays

Bank

Group

uses

the

portfolio

exemption

in

IFRS

13
Fair

Value

Measurement

to

measure

the

fair

value

of

groups

of

financial

assets
and

liabilities.

Instruments

are

measured

using

the

price

that

would

be

received

to

sell

a

net

long

position

(i.e.

an

asset)

for

a

particular

risk
exposure

or

to

transfer

a

net

short

position

(i.e.

a

liability)

for

a

particular

risk

exposure

in

an

orderly

transaction

between

market

participants

at
the

balance

sheet

date

under

current

market

conditions.

Accordingly,

Barclays

Bank

Group

measures

the

fair

value

of

the

group

of

financial
assets

and

liabilities

consistently

with

how

market

participants

would

price

the

net

risk

exposure

at

the

m

easurement

date.
Unrecognised

gains

as

a

result

of

the

use

of

valuation

models

using

unobservable

inputs
The

amount

that

has

yet

to

be

recognised

in

income

that

relates

to

the

difference

between

the

transaction

price

(the

fair

value

at

initial
recognition)

and

the

amount

that

would

have

arisen

had

valuation

models

using

unobservable

inputs

been

used

on

initial

recognition,

less
amounts

subsequently

recognised,

is

£103m

(2019:

£100m)

for

financial

instruments

measured

at

fair

value

and

£30m

(2019:

£31m)

for
financial

instruments

carried

at

amortised

cost.

The

increase

in

financial

instruments

measured

at

fair

value

of

£3m

(2019:

£27m

decrease)

was
driven

by

additions

of

£26m

(2019:

£40m)

and

£23m

(2019:

£67m)

of

amortisation

and

releases.

The

decrease

of

£1m

(2019:

£nil)

in

financial
instruments

carried

at

amortised

cost

was

driven

by

£2m

(2019:

£2m)

of

amortisation

and

releases

offset

by

additions

of

£1m

(2019:

£2m).
Third

party

credit

enhancements
Structured

and

brokered

certificates

of

deposit

issued

by

Barclays

Bank

Group

are

insured

up

to

$250,000

per

depositor

by

the

Federal

Deposit
Insurance

Corporation

(FDIC)

in

the

US.

The

FDIC

is

funded

by

premiums

that

Barclays

Bank

Group

and

other

banks

pay

for

deposit

insurance
coverage.

The

carrying

value

of

these

issued

certificates

of

deposit

that

are

designated

under

the

IFRS

9

fair

value

option

includes

this

third
party

credit

enhancement.
The

on-balance

sheet

value

of

these

brokered

certificates

of

deposit

amounted

to

£1,494m

(2019:

£3,218m).
Comparison

of

carrying

amounts

and

fair

values
The

following

tables

summarises

the

fair

value

of

financial

assets

and

liabilities

m

easured

at

amortised

cost

on

Barclays

Bank

Group’s

balance
sheet:
Barclays

Bank

Group
2020 2019
Carrying
amount
Fair

value
Level

1
Level

2
Level

3
Carrying
amount
Fair

value
Level

1
Level

2
Level

3
As

at

31

December
£m £m £m £m £m £m £m £m £m £m
Financial

assets
Loans

and

advances

at
amortised

cost
134,267 134,537 8,824 65,267 60,446 141,636 141,251 6,827 69,289 63,133
Reverse

repurchase
agreements

and

other

similar
secured

lending
8,981 8,981
-

8,981
-

1,731 1,731
-

1,731
-

Financial

liabilities
Deposits

at

amortised

cost
(244,696) (244,738) (165,909) (78,769) (60) (213,881) (213,897) (135,398) (78,494) (5)
Repurchase

agreements

and
other

similar

secured

borrowing
(10,443) (10,443)
-

(10,443)
-

(2,032) (2,032)
-

(2,032)
-

Debt

securities

in

issue
(29,423) (29,486)
-

(27,630) (1,856) (33,536) (33,529)
-

(31,652) (1,877)
Subordinated

liabilities
(32,005) (33,356)
-

(33,356)
-

(33,425) (34,861)
-

(34,861)
-

The

fair

value

is

an

estimate

of

the

price

that

would

be

received

to

sell

an

asset

or

paid

to

transfer

a

liability

in

an

orderly

transaction

between
market

participants

at

the

measurement

date.

As

a

wide

range

of

valuation

techniques

are

available,

it

may

not

be

appropriate

to

directly

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

151
compare

this

fair

value

information

to

independent

market

sources

or

other

financial

institutions.

Different

valuation

methodologies

and
assumptions

can

have

a

significant

impact

on

fair

values

which

are

based

on

unobservable

inputs.
Financial

assets

The

carrying

value

of

financial

assets

held

at

amortised

cost

(including

loans

and

advances

to

banks

and

customers,

and

other

lending

such

as
reverse

repurchase

agreements

and

cash

collateral

on

securities

borrowed)

is

determined

in

accordance

with

the

relevant

accounting

policy

in
Note

18.
Loans

and

advances

at

amortised

cost
The

fair

value

of

loans

and

advances,

for

the

purpose

of

this

disclosure,

is

derived

from

discounting

expected

cash

flows

in

a

way

that

reflects
the

current

market

price

for

lending

to

issuers

of

similar

credit

quality.

Where

market

data

or

credit

information

on

the

underlying

borrowers

is
unavailable,

a

number

of

proxy/extrapolation

techniques

are

employed

to

determine

the

appropriate

discount

rates.
Reverse

repurchase

agreements

and

other

similar

secured

lending
The

fair

value

of

reverse

repurchase

agreements

approximates

carrying

amount

as

these

balances

are

generally

short

dated

and

fully
collateralised.
Financial

liabilities
The

carrying

value

of

financial

liabilities

held

at

amortised

cost

(including

customer

accounts,

other

deposits,

repurchase

agreements

and

cash
collateral

on

securities

lent,

debt

securities

in

issue

and

subordinated

liabilities)

is

determined

in

accordance

with

the

accounting

policy

in

Note
1.
Deposits

at

amortised

cost
In

many

cases,

the

fair

value

disclosed

approximates

carrying

value

because

the

instruments

are

short

term

in

nature

or

have

interest

rates

that
reprice

frequently,

such

as

customer

accounts

and

other

deposits

and

short-term

debt

securities.
The

fair

value

for

deposits

with

longer-term

maturities,

mainly

time

deposits,

are

estimated

using

discounted

cash

flows

applying

either

market
rates

or

current

rates

for

deposits

of

similar

remaining

maturities.

Consequently

the

fair

value

discount

is

minimal.
Repurchase

agreements

and

other

similar

secured

borrowing
The

fair

value

of

repurchase

agreements

approximates

carrying

amounts

as

these

balances

are

generally

short

dated.
Debt

securities

in

issue
Fair

values

of

other

debt

securities

in

issue

are

based

on

quoted

prices

where

available,

or

where

the

instruments

are

short

dated,

carrying
amount

approximates

fair

value.
Subordinated

liabilities
Fair

values

for

dated

and

undated

convertible

and

non-convertible

loan

capital

are

based

on

quoted

market

rates

for

the

issuer

concerned

or
issuers

with

similar

terms

and

conditions.
17

Offsetting

financial

assets

and

financial

liabilities
In

accordance

with

IAS

32
Financial

Instruments:

Presentation
,

the

Barclays

Bank

Group

reports

financial

assets

and

financial

liabilities

on

a

net
basis

on

the

balance

sheet

only

if

there

is

a

legally

enforceable

right

to

set-off

the

recognised

amounts

and

there

is

intention

to

settle

on

a

net
basis,

or

to

realise

the

asset

and

settle

the

liability

simultaneously.

The

following

table

shows

the

impact

of

netting

arrangements

on:
◾

all

financial

assets

and

liabilities

that

are

reported

net

on

the

balance

sheet
◾

all

derivative

financial

instruments

and

reverse

repurchase

and

repurchase

agreements

and

other

similar

secured

lending

and

borrowing
agreements

that

are

subject

to

enforceable

master

netting

arrangements

or

similar

agreements,

but

do

not

qualify

for

balance

sheet

netting.
The

‘Net

amounts’

presented

in

the

table

below

are

not

intended

to

represent

the

Barclays

Bank

Group’s

actual

exposure

to

credit

risk,

as

a
variety

of

credit

mitigation

strategies

are

employed

in

addition

to

netting

and

collateral

arrangements.

Notes

to

the

financial

statements

Assets

and

liabilities

held

at

fair

value
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

152
Barclays

Bank

Group
Amounts

subject

to

enforceable

netting

arrangements
Amounts

not
subject

to
enforceable
netting
arrangements c
Balance
sheet

total
d
Effects

of

offsetting

on-balance

sheet
Related

amounts

not

offset
Gross
amounts
Amounts
offset a
Net

amounts
reported

on
the

balance
sheet
Financial
instruments
Financial
collateral b
Net

amount
As

at

31

December

2020
£m £m £m £m £m £m £m £m
Derivative

financial

assets
342,896 (44,305) 298,591 (233,088) (47,820) 17,683 4,102 302,693
Reverse

repurchase

agreements
and

other

similar

secured

lending
e 448,377 (305,749) 142,628 - (142,244) 384 4,911 147,539
Total

assets
791,273 (350,054) 441,219 (233,088) (190,064) 18,067 9,013 450,232
Derivative

financial

liabilities
(333,748) 41,982 (291,766) 233,088 46,592 (12,086) (8,814) (300,580)
Repurchase

agreements

and
other

similar

secured

borrowing
e
(475,616) 305,749 (169,867) - 169,867 - (18,031) (187,898)
Total

liabilities
(809,364) 347,731 (461,633) 233,088 216,459 (12,086) (26,845) (488,478)
As

at

31

December

2019
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
(660,171) 307,414 (352,757) 176,022 167,273 (9,462) (6,901) (359,658)
Notes
a

Amounts

offset

for

derivative

financial

assets

additionally

includes

cash

collateral

netted

of

£4,990m

(2019:

£4,099m).

Amounts

offset

for

derivative

financial

liabilities
additionally

includes

cash

collateral

netted

of

£7,313m

(2019:

£5,465

m).

Settlements

assets

and

liabilities

have

been

offset

amounting

to

£18,143

m

(2019:

£14,079

m).

b

Financial

collateral

of

£47,820m

(2019:

£38,872m)

was

received

in

respect

of

derivative

assets,

including

£43,164

m

(2019:

£33,469

m)

of

cash

collateral

and

£4,656m

(2019:
£5,403m)

of

non-cash

collateral.

Financial

collateral

of

£46,592m

(2019:

£38,343

m)

was

placed

in

respect

of

derivat

ive

liabilities,

including

£42,518

m

(2019:

£35,423

m)

of
cash

collateral

and

£4,074

m

(2019:

£

2,920

m)

of

non-cash

collateral.

The

collateral

amounts

are

limited

to

net

balance

sheet

exposure

so

as

to

not

include

over-
collateralisation.
c

This

column

includes

contractual

rights

of

set-off

that

are

subject

to

uncertainty

under

the

laws

of

the

relevant

jurisdiction.
d

The

balance

sheet

total

is

the

sum

of

‘Net

amounts

reported

on

the

balance

sheet’

that

are

subject

to

enforceable

netting

arrang

ements

and

‘Amounts

not

subject

to
enforceable

netting

arrangements’.
e

Reverse

Repurchase

agreements

and

other

similar

secured

lending

of

£147,539m

(2019:

£99,554

m)

is

split

by

fair

value

£138,558m

(2019:

£97,823

m)

and

amortised

cost
£8,981m

(2019:

£1,731m).

Repurchase

agreements

and

other

similar

secured

borrowing

of

£187,898

m

(2019:

£130,718

m)

is

split

by

fair

value

£177,455m

(2019:

£128,686

m)
and

amortised

cost

£10,443m

(2019:

£

2,032

m).
Derivative

assets

and

liabilities
The

‘Financial

instruments’

column

identifies

financial

assets

and

liabilities

that

are

subject

to

set

off

under

netting

agreements,

such

as

the
ISDA

Master

Agreement

or

derivative

exchange

or

clearing

counterparty

agreements,

whereby

all

outstanding

transactions

with

the

same
counterparty

can

be

offset

and

close-out

netting

applied

across

all

outstanding

transactions

covered

by

the

agreements

if

an

event

of

default

or
other

predetermined

events

occur.
Financial

collateral

refers

to

cash

and

non-cash

collateral

obtained,

typically

daily

or

weekly,

to

cover

the

net

exposure

between

counterparties
by

enabling

the

collateral

to

be

realised

in

an

event

of

default

or

if

other

predetermined

events

occur.
Reverse

repurchase

and

repurchase

agreements

and

other

similar

secured

lending

and

borrowing
The

‘Amounts

offset’

column

identifies

financial

assets

and

liabilities

that

are

subject

to

set

off

under

netting

agreements,

such

as

Global

Master
Repurchase

Agreements

and

Global

Master

Securities

Lending

Agreements,

whereby

all

outstanding

transactions

with

the

same

counterparty
can

be

offset

and

close-out

netting

applied

across

all

outstanding

transactions

covered

by

the

agreements

if

an

event

of

default

or

other
predetermined

events

occur.
Financial

collateral

typically

comprises

highly

liquid

securities

which

are

legally

transferred

and

can

be

liquidated

in

the

event

of

counterparty
default.
These

offsetting

and

collateral

arrangements

and

other

credit

risk

mitigation

strategies

used

by

the

Barclays

Bank

Group

are

further

explained

in
the

Credit

risk

mitigation

section

on

pages

38

and

39.

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

153
The

notes

included

in

this

section

focus

on

the

Barclays

Bank

Group’s

loans

and

advances

and

deposits

at

amortised

cost,

leases,

property,
plant

and

equipment

and

goodwill

and

intangible

assets.

Details

regarding

the

Barclays

Bank

Group’s

liquidity

and

capital

position

can

be

found
on

pages

76

to

85.
18

Loans

and

advances

and

deposits

at

amortised

cost
Accounting

for

loans

and

advances

and

deposits

held

at

amortised

cost

Loans

and

advances

to

customers

and

banks,

customer

accounts,

debt

securities

and

most

financial

liabilities,

are

held

at

amortised

cost.

That
is,

the

initial

fair

value

(which

is

normally

the

amount

advanced

or

borrowed)

is

adjusted

for

repayments

and

the

amortisation

of

coupon,

fees
and

expenses

to

represent

the

effective

interest

rate

of

the

asset

or

liability.

Balances

deferred

on-balance

sheet

as

effective

interest

rate
adjustments

are

amortised

to

interest

income

over

the

life

of

the

financial

instrument

to

which

they

relate.
Financial

assets

that

are

held

in

a

business

model

to

collect

the

contractual

cash

flows

and

that

contain

contractual

terms

that

give

rise

on
specified

dates

to

cash

flows

that

are

SPPI,

are

measured

at

amortised

cost.

The

carrying

value

of

these

financial

assets

at

initial

recognition
includes

any

directly

attributable

transaction

costs.

Refer

to

Note

1

for

details

on

‘solely

payments

of

principal

and

interest’.
In

determining

whether

the

business

model

is

a

‘hold

to

collect’

model,

the

objective

of

the

business

model

must

be

to

hold

the

financial

asset

to
collect

contractual

cash

flows

rather

than

holding

the

financial

asset

for

trading

or

short-term

profit

taking

purposes.

While

the

objective

of

the
business

model

must

be

to

hold

the

financial

asset

to

collect

contractual

cash

flows

this

does

not

mean

the

Barclays

Bank

Group

is

required

to
hold

the

financial

assets

until

maturity.

When

determining

if

the

business

model

objective

is

to

collect

contractual

cash

flows

the

Barclays

Bank
Group

will

consider

past

sales

and

expectations

about

future

sales.
Loans

and

advances

and

deposits

at

amortised

cost
Barclays

Bank

Group
2020 2019
As

at

31

December
£m £m
Loans

and

advances

at

amortised

cost

to

banks
9,003 9,722
Loans

and

advances

at

amortised

cost

to

customers
110,101
121,015
Debt

securities

at

amortised

cost
15,163 10,899
Total

loans

and

advances

at

amortised

cost
134,267 141,636
Deposits

at

amortised

cost

from

banks
17,348 18,144
Deposits

at

amortised

cost

from

customers
227,348 195,737
Total

deposits

at

amortised

cost
244,696
213,881
19

Property,

plant

and

equipment
Accounting

for

property,

plant

and

equipment
The

Barclays

Bank

Group

applies

IAS

16
Property

Plant

and

Equipment

and

IAS

40
Investment

Properties
.
Property,

plant

and

equipment

is

stated

at

cost,

which

includes

direct

and

incremental

acquisition

costs

less

accumulated

depreciation

and
provisions

for

impairment,

if

required.

Subsequent

costs

are

capitalised

if

these

result

in

enhancement

of

the

asset.

Depreciation

is

provided

on

the

depreciable

amount

of

items

of

property,

plant

and

equipment

on

a

straight-line

basis

over

their

estimated

useful
economic

lives.

Depreciation

rates,

methods

and

the

residual

values

underlying

the

calculation

of

depreciation

of

items

of

property,

plant

and
equipment

are

kept

under

review

to

take

account

of

any

change

in

circumstances.

The

Barclays

Bank

Group

uses

the

following

annual

rates

in
calculating

depreciation:
Annual

rates

in

calculating

depreciation
Depreciation

rate

Freehold

land

Freehold

buildings

and

long-leasehold

property

(more

than

50

years

to

run)

Leasehold

property

over

the

remaining

life

of

the

lease

(less

than

50

years

to

run)
Costs

of

adaptation

of

freehold

and

leasehold

property
Equipment

installed

in

freehold

and

leasehold

property
Computers

and

similar

equipment
Fixtures

and

fittings

and

other

equipment
Not

depreciated
2-3.3%
Over

the

remaining

life

of

the

lease

6-10%
6-10%
17-33%
9-20%
Costs

of

adaptation

and

installed

equipment

are

depreciated

over

the

shorter

of

the

life

of

the

lease

or

the

depreciation

rates

noted

in

the

table
above.
Investment

property
The

Barclays

Bank

Group

initially

recognises

investment

property

at

cost,

and

subsequently

at

fair

value

at

each

balance

sheet

date,

reflecting
market

conditions

at

the

reporting

date.

Gains

and

losses

on

remeasurement

are

included

in

the

income

statement.

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

154
Barclays

Bank

Group
Investment
property Property Equipment
Leased

assets
Right

of

use
assets
a
Total
£m £m £m £m £m £m
Cost
As

at

1

January

2020
13 1,635 1,071 9 621 3,349
Additions - 39 35 - 28 102
Disposals (1) (25) (88) (9) (6) (129)
Exchange

and

other

movements
(2) (30) (31) - 45 (18)
As

at

31

December

2020
10 1,619 987 - 688 3,304
Accumulated

depreciation

and

impairment
As

at

1

January

2020
- (697) (866) (9) (146) (1,718)
Depreciation

charge
- (72) (61) - (77) (210)
Impairment

charge
- - - - (2) (2)
Disposals - 22 84 9 1 116
Exchange

and

other

movements
- 17 22 - 8 47
As

at

31

December

2020
- (730) (821) - (216) (1,767)
Net

book

value

10 889 166 - 472 1,537
Cost
As

at

1

January

2019
9 1,463 1,079 9 580 3,140
Additions 5 233 182 - 45 465
Disposals - (19) (144) - (6) (169)
Exchange

and

other

movements
(1) (42) (46) - 2 (87)
As

at

31

December

2019
13 1,635 1,071 9 621 3,349
Accumulated

depreciation

and

impairment
As

at

1

January

2019
- (658) (946) (9) (71) (1,684)
Additions - - (31) - - (31)
Depreciation

charge
- (72) (65) - (75) (212)
Disposals - 13 142 - - 155
Exchange

and

other

movements
- 20 34 - - 54
As

at

31

December

2019
- (697) (866) (9) (146) (1,718)
Net

book

value

13 938 205 - 475 1,631
Note
a

Right

of

use

(ROU)

asset

balances

relate

to

Property

Leases

under

IFRS

16.

Refer

to

Note

20

for

further

details.
Property

rentals

of

£8m

(2019:

£10m)

have

been

included

in

other

income

within

The

Barclays
Bank Group.
The

fair

value

of

investment

property

is

determined

by

reference

to

current

market

prices

for

similar

properties,

adjusted

as

necessary

for
condition

and

location,

or

by

reference

to

recent

transactions

updated

to

reflect

current

economic

conditions.

Discounted

cash

flow

techniques
may

be

employed

to

calculate

fair

value

where

there

have

been

no

recent

transactions,

using

current

external

market

inputs

such

as

market
rents

and

interest

rates.

Valuations

are

carried

out

by

management

with

the

support

of

appropriately

qualified

independent

valuers.

Refer

to
Note

16

for

further

details.

20

Leases
Accounting

for

leases

under

IFRS

16

effective

from

1

January

2019
IFRS

16

applies

to

all

leases

with

the

exception

of

licenses

of

intellectual

property,

rights

held

by

licensing

agreement

within

the

scope

of

IAS

38
Intangible

Assets,

service

concession

arrangements,

leases

of

biological

assets

within

the

scope

of

IAS

41
Agriculture

and

leases

of

minerals,
oil,

natural

gas

and

similar

non-regenerative

resources.

IFRS

16

includes

an

accounting

policy

choice

for

a

lessee

to

elect

not

to

apply

IFRS

16
to

remaining

assets

within

the

scope

of

IAS

38

Intangible

Assets

which

the

Barclays

Bank

Group

has

decided

to

apply.

When

the

Barclays

Bank

Group

is

the

lessee,

it

is

required

to

recognise

both:
◾

A

lease

liability,

measured

at

the

present

value

of

remaining

cash

flows

on

the

lease,

and

◾

A

right

of

use

(ROU)

asset,

measured

at

the

amount

of

the

initial

measurement

of

the

lease

liability,

plus

any

lease

payments

made

prior

to
commencement

date,

initial

direct

costs,

and

estimated

costs

of

restoring

the

underlying

asset

to

the

condition

required

by

the

lease,

less

any
lease

incentives

received.
Subsequently

the

lease

liability

will

increase

for

the

accrual

of

interest,

resulting

in

a

constant

rate

of

return

throughout

the

life

of

the

lease,

and
reduce

when

payments

are

made.

The

right

of

use

asset

will

amortise

to

the

income

statement

over

the

life

of

the

lease.

The

lease

liability

is
remeasured

when

there

is

a

change

in

the

one

of

the

following:
◾

Future

lease

payments

arising

from

a

change

in

an

index

or

rate;
◾

The

Barclays

Bank

Group’s

estimate

of

the

amount

expected

to

be

payable

under

a

residual

value

guarantee;

or
◾

The

Barclays

Bank

Group’s

assessment

of

whether

it

will

exercise

a

purchase,

extension

or

termination

option.

When

the

lease

liability

is

remeasured

a

corresponding

adjustment

is

made

to

the

carrying

amount

of

the

ROU

asset,

or

is

recorded

in

the
income

statement

if

the

carrying

amount

of

the

ROU

asset

has

been

reduced

to

nil.

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

155
On

the

balance

sheet,

the

ROU

assets

are

included

within

property,

plant

and

equipment

and

the

lease

liabilities

are

included

within

other
liabilities.

The

Barclays

Bank

Group

applies

the

recognition

exemption

in

IFRS

16

for

leases

with

a

term

not

exceeding

12

months.

For

these

leases

the
lease

payments

are

recognised

as

an

expense

on

a

straight

line

basis

over

the

lease

term

unless

another

systematic

basis

is

more

appropriate.

When

the

Barclays

Bank

Group

is

the

lessor,

the

lease

must

be

classified

as

either

a

finance

lease

or

an

operating

lease.

A

finance

lease

is

a
lease

which

confers

substantially

all

the

risks

and

rewards

of

the

leased

assets

on

the

lessee.

An

operating

lease

is

a

lease

where

substantially
all

of

the

risks

and

rewards

of

the

leased

asset

remain

with

the

lessor.

When

the

lease

is

deemed

a

finance

lease,

the

leased

asset

is

not

held

on

the

balance

sheet;

instead

a

finance

lease

receivable

is

recognised
representing

the

minimum

lease

payments

receivable

under

the

terms

of

the

lease,

discounted

at

the

rate

of

interest

implicit

in

the

lease.
When

the

lease

is

deemed

an

operating

lease,

the

lease

income

is

recognised

on

a

straight-line

basis

over

the

period

of

the

lease

unless
another

systematic

basis

is

more

appropriate.

The

Barclays

Bank

Group

holds

the

leased

assets

on-balance

sheet

within

property,

plant

and
equipment.

Accounting

for

finance

leases

under

IAS

17

for

2018

Under

IAS

17,

a

finance

lease

is

a

lease

which

confers

substantially

all

the

risks

and

rewards

of

the

leased

assets

on

the

lessee.

Where

the
Barclays

Bank

Group

is

the

lessor,

the

leased

asset

is

not

held

on

the

balance

sheet;

instead

a

finance

lease

receivable

is

recognised
representing

the

minimum

lease

payments

receivable

under

the

terms

of

the

lease,

discounted

at

the

rate

of

interest

implicit

in

the

lease.

Where
the

Barclays

Bank

Group

is

the

lessee,

the

leased

asset

is

recognised

in

property,

plant

and

equipment

and

a

finance

lease

liability

is
recognised,

representing

the

minimum

lease

payments

payable

under

the

lease,

discounted

at

the

rate

of

interest

implicit

in

the

lease.
Interest

income

or

expense

is

recognised

in

interest

receivable

or

payable,

allocated

to

accounting

periods

to

reflect

a

constant

periodic

rate

of
return.
Accounting

for

operating

leases

under

IAS

17

for

2018

An

operating

lease

under

IAS

17

is

a

lease

where

substantially

all

of

the

risks

and

rewards

of

the

leased

assets

remain

with

the

lessor.

Where
the

Barclays

Bank

Group

is

the

lessor,

lease

income

is

recognised

on

a

straight-line

basis

over

the

period

of

the

lease

unless

another
systematic

basis

is

more

appropriate.

The

Barclays

Bank

Group

holds

the

leased

assets

on-balance

sheet

within

property,

plant

and

equipment.
Where

the

Barclays

Bank

Group

is

the

lessee,

rentals

payable

are

recognised

as

an

expense

in

the

income

statement

on

a

straight-line

basis
over

the

lease

term

unless

another

systematic

basis

is

more

appropriate.
As

a

Lessor
Finance

lease

receivables

are

included

within

loans

and

advances

at

amortised

cost.

The

Barclays

Bank

Group

specialises

in

the

provision

of
leasing

and

other

asset

finance

facilities

across

a

broad

range

of

asset

types

to

business

and

individual

customers.

The

following

table

sets

out

a

maturity

analysis

of

lease

receivables,

showing

the

lease

payments

to

be

received

after

the

reporting

date:
2020 2019
Gross
investment

in
finance

lease
receivables
Future
finance
income
Present

value
of

minimum
lease
payments
receivable
Un-
guaranteed
residual
values
Gross
investment

in
finance

lease
receivables
Future

finance
income
Present

value
of

minimum
lease
payments
receivable
Un-
guaranteed
residual
values
£m £m £m £m £m £m £m £m
Barclays

Bank

Group
- - - -
Not

more

than

one

year
- - - - 1,403 (115) 1,288 77
One

to

two

year
- - - - 909 (76) 833 53
Two

to

three

year
- - - - 593 (49) 544 45
Three

to

four

year
- - - - 354 (28) 326 43
Four

to

five

year
- - - - 123 (8) 115 19
Over

five

years
- - - - 115 (17) 98 22
Total - - - - 3,497 (293) 3,204 259

As

a

part

of

the

strategic

review,

Barclays

Partner

Finance

sold

its

motor

point

of

sale

finance

portfolio

that

led

to

a

decrease

in

gross
investment

in

finance

lease

receivables.

The

remaining

balance

was

transferred

to

the

Barclays

Group

during

the

year.

The

Barclays

Bank
Group

does

not

have

any

material

operating

leases

as

a

lessor.
There

is

no

impairment

allowance

for

finance

lease

receivables

in

current

year

(2019:

£55m).
Finance

lease

income
Finance

lease

income

is

included

within

interest

income.

The

following

table

shows

amounts

recognised

in

the

income

statement

during

the
year.

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

156

Barclays

Bank

Group

2020 2019
£m £m
Finance

income

from

net

investment

in

lease
10 141
(Loss)/Profit

on

sales
(27) 6
As

a

Lessee

The

Barclays

Bank

Group

leases

various

offices,

branches

and

other

premises

under

non-cancellable

lease

arrangements

to

meet

its
operational

business

requirements.

In

some

instances,

the

Barclays

Bank

Group

will

sublease

property

to

third

parties

when

it

is

no

longer
needed

to

meet

business

requirements.

Currently,

the

Barclays

Bank

Group

does

not

have

any

material

subleasing

arrangements.
ROU

asset

balances

relate

to

property

leases

only.

Refer

to

Note

19

for

a

breakdown

of

the

carrying

amount

of

ROU

assets.
The

Barclays

Bank

Group

has

not

recognised

any

expense

related

to

short

term

leases

during

the

year

(2019:

£3m).

The

portfolio

of

short

term
leases

to

which

the

Barclays

Bank

Group

is

exposed

at

the

end

of

the

year

is

not

dissimilar

to

the

expenses

recognised

in

the

year.
Lease

liabilities

Barclays

Bank

Group
2020 2019
£m £m
As

at

1

January
529 569
Interest

expense
23 25
New

leases
27 43
Disposals (5) (7)
Cash

payments
(114) (106)
Exchange

and

other

movements
55 5
As

at

31

December

(see

Note

22)

515 529
The

below

table

sets

out

a

maturity

analysis

of

undiscounted

lease

liabilities,

showing

the

lease

payments

to

be

paid

after

the

reporting

date.
Undiscounted

lease

liabilities

maturity

analysis
Barclays

Bank

Group
2020 2019
£m £m
Not

more

than

one

year
91 112
One

to

two

years
70 86
Two

to

three

years

60
66
Three

to

four

years
58
57
Four

to

five

years
55 52
Five

to

ten

years
227 199
Greater

than

ten

years
68 84
Total

undiscounted

lease

liabilities

as

at

31

December

629
656
In

addition

to

the

cash

flows

identified

above,

the

Barclays

Bank

Group

is

exposed

to:
◾

Variable

lease

payments:

This

variability

will

typically

arise

from

either

inflation

index

instruments

or

market

based

pricing

adjustments.

Currently,

the

Barclays

Bank

Group

has

59

leases

(2019:

71

leases)

out

of

the

total

121

leases

(2019:

143

leases)

which

have

variable

lease
payment

terms

based

on

market

based

pricing

adjustments.

Of

the

gross

cash

flows

identified

above,

£121m

(2019:

£403m)

is

attributable

to
leases

with

some

degree

of

variability

predominately

linked

to

market

based

pricing

adjustments.
◾

Extension

and

termination

options:

The

table

above

represents

the

Barclays

Bank

Group’s

best

estimate

of

future

cash

out

flows

for

leases,
including

assumptions

regarding

the

exercising

of

contractual

extension

and

termination

options.

The

above

gross

cash

flows

have

been
reduced

by

£395m

(2019:

£408m)

for

leases

where

the

Barclays

Bank

Group

are

highly

expected

to

exercise

an

early

termination

option.
However,

there

is

no

significant

impact

where

the

Barclays

Bank

Group

is

expected

to

exercise

an

extension

option.
The

Barclays

Bank

Group

currently

does

not

have

any

significant

sale

and

lease

back

transactions.

The

Barclays

Bank

Group

does

not

have
any

restrictions

or

covenants

imposed

by

the

lessor

on

its

property

leases

which

restrict

its

businesses.
21

Goodwill

and

intangible

assets
Accounting

for

goodwill

and

intangible

assets
Goodwill
The

carrying

value

of

goodwill

is

determined

in

accordance

with

IFRS

3
Business

Combinations

and

IAS

36
Impairment

of

Assets.

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

157
Goodwill

arising

on

the

acquisition

of

subsidiaries

represents

the

excess

of

the

fair

value

of

the

purchase

consideration

over

the

fair

value

of

the
Barclays

Bank

Group’s

share

of

the

assets

acquired

and

the

liabilities

and

contingent

liabilities

assumed

on

the

date

of

the

acquisition.
Goodwill

is

reviewed

annually

for

impairment,

or

more

frequently

when

there

are

indications

that

impairment

may

have

occurred.

The

test
involves

comparing

the

carrying

value

of

the

cash

generating

unit

(CGU)

including

goodwill

with

the

present

value

of

the

pre-tax

cash

flows,
discounted

at

a

rate

of

interest

that

reflects

the

inherent

risks,

of

the

CGU

to

which

the

goodwill

relates,

or

the

CGU’s

fair

value

if

this

is

higher.
Intangible

assets
Intangible

assets

other

than

goodwill

are

accounted

for

in

accordance

with

IAS

38
Intangible

Assets
.
Intangible

assets

are

initially

recognised

when

they

are

separable

or

arise

from

contractual

or

other

legal

rights,

the

cost

can

be

measured
reliably

and,

in

the

case

of

intangible

assets

not

acquired

in

a

business

combination,

where

it

is

probable

that

future

economic

benefits
attributable

to

the

assets

will

flow

from

their

use.
For

internally

generated

intangible

assets,

only

costs

incurred

during

the

development

phase

are

capitalised.

Expenditures

in

the

research
phase

are

expensed

when

it

is

incurred.
Intangible

assets

are

stated

at

cost

(which

is,

in

the

case

of

assets

acquired

in

a

business

combination,

the

acquisition

date

fair

value)

less
accumulated

amortisation

and

provisions

for

impairment,

if

any,

and

are

amortised

over

their

useful

lives

in

a

manner

that

reflects

the

pattern

to
which

they

contribute

to

future

cash

flows,

generally

using

the

amortisation

periods

set

out

below:
Annual

rates

in

calculating

amortisation
Amortisation

period
Goodwill

Internally

generated

software
a
Other

software
Customer

lists
Licences

and

other
Not

amortised
12

months

to

6

years
12

months

to

6

years
12

months

to

25

years
12

months

to

25

years
Intangible

assets

are

reviewed

for

impairment

when

there

are

indications

that

impairment

may

have

occurred.

Intangible

assets

not

yet

available
for

use

are

reviewed

annually

for

impairment.

Note
a

Exceptions

to

the

above

rate

relate

to

useful

lives

of

certain

core

banking

platforms

that

are

assessed

individually

and,

if

appropriate,

amortised

over

longer

periods

ranging
from

10

to

15

years.
Intangible

assets
Goodwill
Internally
generated
software
Other

software
Customer

lists
Licences

and
other Total
£m £m £m £m £m £m
Barclays

Bank

Group
Cost
As

at

1

January

2020

406

1,430

81

1,371

458

3,746
Additions

and

disposals
(77)

169

21
-

20

133
Exchange

and

other

movements
(5) (60)

4
(46) (21) (128)
As

at

31

December

2020

324

1,539

106

1,325

457

3,751
Accumulated

amortisation

and

impairment
As

at

1

January

2020
(111) (870) (54) (1,159) (340) (2,534)
Disposals

43

22

9
-

4

78
Amortisation

charge
-

(132) (8) (40) (31) (211)
Impairment

charge
-

(18)
-

-

-

(18)
Exchange

and

other

movements
-

34
(2)

41

15

88
As

at

31

December

2020
(68) (964) (55) (1,158) (352) (2,597)
Net

book

value

256

575

51

167

105

1,154

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

158
Goodwill
Internally
generated
software
Other

software
Customer

lists
Licences

and
other Total
£m £m £m £m £m £m
Barclays

Bank

Group
Cost
As

at

1

January

2019
445

1,342

100

1,540

532

3,959

Additions

and

disposals
(33)
133

(15) (128) (39) (82)
Exchange

and

other

movements
(6) (45) (4) (41) (35) (131)
As

at

31

December

2019
406

1,430

81

1,371

458

3,746

Accumulated

amortisation

and

impairment
As

at

1

January

2019
(111) (812) (78) (1,277) (354) (2,632)
Disposals
-

63

31

128

36

258

Amortisation

charge
-

(154) (13) (44) (34) (245)
Impairment

charge
-

(2)
-

-

-

(2)
Exchange

and

other

movements
-

35

6

34

12

87

As

at

31

December

2019
(111) (870) (54) (1,159) (340) (2,534)
Net

book

value
295

560

27

212

118

1,212

Goodwill
Goodwill

is

allocated

to

business

operations

according

to

business

segments

as

follows:
Barclays

Bank

Group
2020 2019
£m £m
Consumer,

Cards

and

Payments
256 295
Total

net

book

value

of

goodwill
256 295
2020

impairment

review
The

2020

impairment

review

was

performed

during

Q4

2020.

Given

the

change

in

the

macroeconomic

and

interest

rate

outlook,

this

review

was
performed

across

all

material

CGUs.

A

detailed

assessment

has

been

performed,

with

the

approach

and

results

of

this

analysis

set

out

below.
Determining

the

carrying

value

of

CGUs
The

Carrying

Value

for

each

CGU

is

the

sum

of

the

tangible

equity,

goodwill

and

intangible

balances

associated

with

that

CGU.
The

Barclays

Bank

Group

manages

the

assets

and

liabilities

of

its

CGUs

with

reference

to

tangible

equity

of

the

respective

businesses.

That
tangible

equity

is

derived

from

the

level

of

risk

weighted

assets

(RWAs)

and

capital

required

to

be

deployed

in

the

CGU

and

therefore

reflects

its
relative

risk,

as

well

as

the

level

of

capital

management

consider

a

market

participant

would

require

to

hold

and

retain

to

support

business
growth.
The

goodwill

held

across

the

Barclays

Bank

Group

has

been

allocated

to

the

CGU

where

it

originated,

based

upon

historical

records.

The
intangible

balances

are

allocated

to

the

CGUs

based

upon

their

expected

usage

of

these

assets.
Cash

flows
The

5-year

cash

flows

used

in

the

calculation

are

based

on

the

formally

agreed

medium

term

plans

approved

by

the

Board.

These

are

prepared
using

macroeconomic

assumptions

which

management

consider

reasonable

and

supportable,

and

reflect

business

agreed

initiatives

for

the
forecast

period.
Discount

rates
IAS

36

requires

that

the

discount

rate

used

in

a

value

in

use

calculation

reflects

the

pre-tax

rate

an

investor

would

require

if

they

were

to

choose
an

investment

that

would

generate

similar

cash

flows

to

those

that

the

entity

expects

to

generate

from

the

asset.

In

determining

the

discount
rate,

management

have

identified

the

cost

of

equity

associated

with

market

participants

that

closely

resemble

our

cash

generating

units

and
adjusted

them

for

tax

to

arrive

at

the

pre-tax

equivalent

rate.

A

range

of

discount

rates

have

been

used

across

the

CGU’s

ranging

from

12%

to
16.3%

(2019:

11.0%

to

13.2%).
Terminal

growth

rate
The

terminal

growth

rate

is

used

to

estimate

the

effect

of

projecting

cash

flows

to

the

end

of

an

asset’s

useful

economic

life.

It

is

management’s
judgement

that

the

cash

flows

associated

with

the

CGUs

will

grow

in

line

with

the

major

economies

in

which

we

operate.

In

prior

years,

the
growth

rate

used

had

been

based

upon

estimated

economic

growth

rates

(GDP).

Given

macroeconomic

uncertainty,

inflation

rates

are

now
considered

a

better

approximation

of

future

growth

rates

and

are

therefore

the

basis

of

terminal

growth

rates

applied.

The

terminal

growth

rate
used

is

2.0%

(2019:1.5%).
Outcome

of

goodwill

and

intangibles

review
Based

on

management’s

plans

and

assumptions

the

value

in

use

exceeds

the

carrying

value

of

the

CGUs

and

no

impairment

has

been

indicated.

Notes

to

the

financial

statements
Assets

at

amortised

cost

and

other

investments
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

159
Other

intangible

assets
Determining

the

estimated

useful

lives

of

intangible

assets

(such

as

those

arising

from

contractual

relationships)

requires

an

analysis

of
circumstances.

The

assessment

of

whether

an

asset

is

exhibiting

indicators

of

impairment

as

well

as

the

calculation

of

impairment,

which
requires

the

estimate

of

future

cash

flows

and

fair

values

less

costs

to

sell,

also

requires

the

preparation

of

cash

flow

forecasts

and

fair

values
for

assets

that

may

not

be

regularly

bought

and

sold.

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

160
The

notes

included

in

this

section

focus

on

the

Barclays

Bank

Group’s

accruals,

provisions

and

contingent

liabilities.

Provisions

are

recognised
for

present

obligations

arising

as

consequences

of

past

events

where

it

is

probable

that

a

transfer

of

economic

benefit

will

be

necessary

to

settle
the

obligation,

and

it

can

be

reliably

estimated.

Contingent

liabilities

reflect

potential

liabilities

that

are

not

recognised

on

the

balance

sheet.
22

Other

liabilities
Barclays

Bank

Group
2020 2019
£m £m
Accruals

and

deferred

income
2,428 2,419
Other

creditors
2,250 2,116
Items

in

the

course

of

collection

due

to

other

banks
58 175
Lease

liabilities

(refer

to

Note

20)
515 529
Other

liabilities
5,251 5,239
23

Provisions
Accounting

for

provisions
The

Barclays

Bank

Group

applies

IAS

37
Provisions,

Contingent

Liabilities

and

Contingent

Assets
in

accounting

for

non-financial

liabilities.
Provisions

are

recognised

for

present

obligations

arising

as

consequences

of

past

events

where

it

is

more

likely

than

not

that

a

transfer

of
economic

benefit

will

be

necessary

to

settle

the

obligation,

which

can

be

reliably

estimated.

Provision

is

made

for

the

anticipated

cost

of
restructuring,

including

redundancy

costs,

when

an

obligation

exists;

for

example,

when

the

Barclays

Bank

Group

has

a

detailed

formal

plan

for
restructuring

a

business

and

has

raised

valid

expectations

in

those

affected

by

the

restructuring

by

announcing

its

main

features

or

starting

to
implement

the

plan.
Critical

accounting

estimates

and

judgements
The

financial

reporting

of

provisions

involves

a

significant

degree

of

judgement

and

is

complex.

Identifying

whether

a

present

obligation

exists
and

estimating

the

probability,

timing,

nature

and

quantum

of

the

outflows

that

may

arise

from

past

events

requires

judgements

to

be

made
based

on

the

specific

facts

and

circumstances

relating

to

individual

events

and

often

requires

specialist

professional

advice.

When

matters

are
at

an

early

stage,

accounting

judgements

and

estimates

can

be

difficult

because

of

the

high

degree

of

uncertainty

involved.

Management
continues

to

monitor

matters

as

they

develop

to

re-evaluate

on

an

ongoing

basis

whether

provisions

should

be

recognised,

however

there

can
remain

a

wide

range

of

possible

outcomes

and

uncertainties,

particularly

in

relation

to

legal,

competition

and

regulatory

matters,

and

as

a

result
it

is

often

not

practicable

to

make

meaningful

estimates

even

when

matters

are

at

a

more

advanced

stage.

The

complexity

of

such

matters

often

requires

the

input

of

specialist

professional

advice

in

making

assessments

to

produce

estimates.
Customer

redress

and

legal,

competition

and

regulatory

matters

are

areas

where

a

higher

degree

of

professional

judgement

is

required.

The
amount

that

is

recognised

as

a

provision

can

also

be

very

sensitive

to

the

assumptions

made

in

calculating

it.

This

gives

rise

to

a

large

range

of
potential

outcomes

which

require

judgement

in

determining

an

appropriate

provision

level.

See

below

for

information

on

payment

protection
redress

and

Note

25

for

more

detail

of

legal,

competition

and

regulatory

matters.
Undrawn
contractually
committed
facilities

and
guarantees
provided a
Legal,
competition
and

regulatory
matters
Onerous
contracts
Redundancy
and
restructuring
Customer
redress
Sundry
provisions Total
£m £m £m £m £m £m £m
Barclays

Bank

Group
As

at

1

January

2020
20 63 252 71 374 171 951
Additions
3 66 575 29 63 57 793
Amounts

utilised
(4) (54) - (16) (162) (53) (289)
Unused

amounts

reversed
(13) (26) (28) (10) (45) (46) (168)
Exchange

and

other

movements
- (5) (30) (30) (8) (6) (79)
As

at

31

December

2020
6 44 769 44 222 123 1,208
Note
a

Undrawn

contractually

committed

facilities

and

guarantees

provisions

are

accounted

for

under

IFRS

9.
Provisions

expected

to

be

recovered

or

settled

within

no

more

than

12

months

after

31

December

2020

for

Barclays

Bank

Group

were

£787m
(2019:

£739m).
Onerous

contracts
Onerous

contract

provisions

comprise

an

estimate

of

the

costs

involved

with

fulfilling

the

terms

and

conditions

of

contracts

net

of

any
expected

benefits

to

be

received.
Redundancy

and

restructuring

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

161
These

provisions

comprise

the

estimated

cost

of

restructuring,

including

redundancy

costs

where

an

obligation

exists.

Additions

made

during
the

year

relate

to

formal

restructuring

plans

and

have

either

been

utilised,

or

reversed,

where

total

costs

are

now

expected

to

be

lower

than

the
original

provision

amount.
Undrawn

contractually

committed

facilities

and

guarantees
Impairment

allowance

under

IFRS

9

considers

both

the

drawn

and

the

undrawn

counterparty

exposure.

For

retail

portfolios,

the

total
impairment

allowance

is

allocated

to

the

drawn

exposure

to

the

extent

that

the

allowance

does

not

exceed

the

exposure

as

ECL

is

not

reported
separately.

Any

excess

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.

For

wholesale

portfolios

the

impairment

allowance
on

the

undrawn

exposure

is

reported

on

the

liability

side

of

the

balance

sheet

as

a

provision.

For

further

information,

refer

to

Credit

Risk

section
for

loan

commitments

and

financial

guarantees

on

pages

53

to

55.
Customer

redress
Customer

redress

provisions

comprise

the

estimated

cost

of

making

redress

payments

to

customers,

clients

and

counterparties

for

losses

or
damages

associated

with

inappropriate

judgement

in

the

execution

of

the

Barclays

Bank

Group’s

business

activities.

There

are

no

significant
individual

customer

redress

provisions

at

31

December

2020.
Legal,

competition

and

regulatory

matters
The

Barclays

Bank

Group

is

engaged

in

various

legal

proceedings,

both

in

the

UK

and

a

number

of

other

overseas

jurisdictions,

including

the
US.

For

further

information

in

relation

to

legal

proceedings

and

discussion

of

the

associated

uncertainties,

please

refer

to

Note

25.

Sundry

provisions
This

category

includes

provisions

that

do

not

fit

into

any

of

the

other

categories,

such

as

fraud

losses

and

dilapidation

provisions
.
24

Contingent

liabilities

and

commitments
Accounting

for

contingent

liabilities
Contingent

liabilities

are

possible

obligations

whose

existence

will

be

confirmed

only

by

uncertain

future

events,

and

present

obligations

where
the

transfer

of

economic

resources

is

uncertain

or

cannot

be

reliably

measured.

Contingent

liabilities

are

not

recognised

on

the

balance

sheet
but

are

disclosed

unless

the

likelihood

of

an

outflow

of

economic

resources

is

remote.
The

following

table

summarises

the

nominal

principal

amount

of

contingent

liabilities

and

commitments

which

are

not

recorded

on-balance
sheet:
Barclays

Bank

Group
2020 2019
£m £m
Guarantees

and

letters

of

credit

pledged

as

collateral

security
15,138
17,006
Performance

guarantees,

acceptances

and

endorsements
5,794
6,771
Total

contingent

liabilities
20,932 23,777

Of

which:

Financial

guarantees

carried

at

fair

value
229 43
Documentary

credits

and

other

short-term

trade

related

transactions
1,086 1,291
Standby

facilities,

credit

lines

and

other

commitments
263,936
268,736
Total

commitments
265,022 270,027

Of

which:

Loan

commitments

carried

at

fair

value
9,248 17,660
Expected

credit

losses

held

against

contingent

liabilities

and

commitments

equal

£769m

(2019:

£252m)

for

Barclays

Bank

Group

are

reported

in
Note

23.

Further

details

on

contingent

liabilities

relating

to

legal

and

competition

and

regulatory

matters

can

be

found

in

Note

25.
25

Legal,

competition

and

regulatory

matters

Barclays

Bank

Group

faces

legal,

competition

and

regulatory

challenges,

many

of

which

are

beyond

our

control.

The

extent

of

the

impact

of
these

matters

cannot

always

be

predicted

but

may

materially

impact

our

operations,

financial

results,

condition

and

prospects.

Matters

arising
from

a

set

of

similar

circumstances

can

give

rise

to

either

a

contingent

liability

or

a

provision,

or

both,

depending

on

the

relevant

facts

and
circumstances.

The

recognition

of

provisions

in

relation

to

such

matters

involves

critical

accounting

estimates

and

judgments

in

accordance

with

the

relevant
accounting

policies

as

described

in

Note

23,

Provisions.

We

have

not

disclosed

an

estimate

of

the

potential

financial

impact

or

effect

on

the
Barclays

Bank

Group

of

contingent

liabilities

where

it

is

not

currently

practicable

to

do

so.

Various

matters

detailed

in

this

note

seek

damages

of
an

unspecified

amount.

While

certain

matters

specify

the

damages

claimed,

such

claimed

amounts

do

not

necessarily

reflect

the

Barclays

Bank
Group’s

potential

financial

exposure

in

respect

of

those

matters.

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

162
Investigations

into

certain

advisory

services

agreements

and

related

civil

action

FCA

proceedings
In

2008,

Barclays

Bank

PLC

and

Qatar

Holdings

LLC

entered

into

two

advisory

service

agreements

(the

Agreements).

The

Financial

Conduct
Authority

(FCA)

conducted

an

investigation

into

whether

the

Agreements

may

have

related

to

Barclays

PLC’s

capital

raisings

in

June

and
November

2008

(the

Capital

Raisings)

and

therefore

should

have

been

disclosed

in

the

announcements

or

public

documents

relating

to

the
Capital

Raisings.

In

2013,

the

FCA

issued

warning

notices

(the

Notices)

finding

that

Barclays

PLC

and

Barclays

Bank

PLC

acted

recklessly

and
in

breach

of

certain

disclosure-related

listing

rules,

and

that

Barclays

PLC

was

also

in

breach

of

Listing

Principle

3.

The

financial

penalty
provided

in

the

Notices

is

£50m.

Barclays

PLC

and

Barclays

Bank

PLC

continue

to

contest

the

findings.

Following

the

conclusion

of

the

Serious
Fraud

Office

(SFO)

proceedings

against

certain

former

Barclays

executives

resulting

in

their

acquittals,

the

FCA

proceedings,

which

were
stayed,

have

resumed.

All

charges

brought

by

the

SFO

against

Barclays

PLC

and

Barclays

Bank

PLC

in

relation

to

the

Agreements

were
dismissed

in

2018.
Civil

action
PCP

Capital

Partners

LLP

and

PCP

International

Finance

Limited

(PCP)

are

seeking

damages

of

up

to

approximately

£819m

from

Barclays
Bank

PLC

for

fraudulent

misrepresentation

and

deceit,

arising

from

alleged

statements

made

by

Barclays

Bank

PLC

to

PCP

in

relation

to

the
terms

on

which

securities

were

to

be

issued

to

potential

investors,

allegedly

including

PCP,

in

the

November

2008

capital

raising.

The

trial

took
place

in

2020

and

the

High

Court

has

indicated

that

judgment

is

imminent.

The

outcome

of

the

judgment,

and

any

financial

impact

on

the
Barclays

Bank

Group,

is

unknown.

Barclays

Bank

PLC

is

defending

the

claim.
Investigations

into

LIBOR

and

other

benchmarks

and

related

civil

actions
Regulators

and

law

enforcement

agencies,

including

certain

competition

authorities,

from

a

number

of

governments

have

conducted
investigations

relating

to

Barclays

Bank

PLC’s

involvement

in

allegedly

manipulating

certain

financial

benchmarks,

such

as

LIBOR.

The

SFO
closed

its

investigation

with

no

action

to

be

taken

against

the

Barclays

Group.

Various

individuals

and

corporates

in

a

range

of

jurisdictions

have
threatened

or

brought

civil

actions

against

the

Barclays

Group

and

other

banks

in

relation

to

the

alleged

manipulation

of

LIBOR

and/or

other
benchmarks.
USD

LIBOR

civil

actions
The

majority

of

the

USD

LIBOR

cases,

which

have

been

filed

in

various

US

jurisdictions,

have

been

consolidated

for

pre-trial

purposes

in

the

US
District

Court

in

the

Southern

District

of

New

York

(SDNY).

The

complaints

are

substantially

similar

and

allege,

among

other

things,

that
Barclays

PLC,

Barclays

Bank

PLC,

Barclays

Capital

Inc.

(BCI)

and

other

financial

institutions

individually

and

collectively

violated

provisions

of
the

US

Sherman

Antitrust

Act

(Antitrust

Act),

the

US

Commodity

Exchange

Act

(CEA),

the

US

Racketeer

Influenced

and

Corrupt

Organizations
Act

(RICO),

the

Securities

Exchange

Act

of

1934

and

various

state

laws

by

manipulating

USD

LIBOR

rates.
Putative

class

actions

and

individual

actions

seek

unspecified

damages

with

the

exception

of

three

lawsuits,

in

which

the

plaintiffs

are

seeking

a
combined

total

of

approximately

$900m

in

actual

damages

and

additional

punitive

damages

against

all

defendants,

including

Barclays

Bank
PLC.

Some

of

the

lawsuits

also

seek

trebling

of

damages

under

the

Antitrust

Act

and

RICO.

Barclays

Bank

PLC

has

previously

settled

certain
claims.

Two

class

action

settlements

where

Barclays

Bank

PLC

has

respectively

paid

$7.1m

and

$20m

have

received

final

court

approval.
Sterling

LIBOR

civil

actions
In

2016,

two

putative

class

actions

filed

in

the

SDNY

against

Barclays

Bank

PLC,

BCI

and

other

Sterling

LIBOR

panel

banks

alleging,

among
other

things,

that

the

defendants

manipulated

the

Sterling

LIBOR

rate

in

violation

of

the

Antitrust

Act,

CEA

and

RICO,

were

consolidated.

The
defendants’

motion

to

dismiss

the

claims

was

granted

in

2018.

The

plaintiffs

have

appealed

the

dismissal.
Japanese

Yen

LIBOR

civil

actions
In

2012,

a

putative

class

action

was

filed

in

the

SDNY

against

Barclays

Bank

PLC

and

other

Japanese

Yen

LIBOR

panel

banks

by

a

lead
plaintiff

involved

in

exchange-traded

derivatives

and

members

of

the

Japanese

Bankers

Association’s

Euroyen

Tokyo

Interbank

Offered

Rate
(Euroyen

TIBOR)

panel.

The

complaint

alleges,

among

other

things,

manipulation

of

the

Euroyen

TIBOR

and

Yen

LIBOR

rates

and

breaches

of
the

CEA

and

the

Antitrust

Act.

In

2014,

the

court

dismissed

the

plaintiff’s

antitrust

claims,

and,

in

2020,

the

court

dismissed

the

plaintiff’s
remaining

CEA

claims.

The

plaintiff

has

appealed

the

lower

court’s

dismissal

of

such

claims.
In

2015,

a

second

putative

class

action,

making

similar

allegations

to

the

above

class

action,

was

filed

in

the

SDNY

against

Barclays

PLC,
Barclays

Bank

PLC

and

BCI.

The

plaintiffs

filed

an

amended

complaint

in

2020,

and

the

defendants

have

filed

a

motion

to

dismiss.
SIBOR/SOR

civil

action
In

2016,

a

putative

class

action

was

filed

in

the

SDNY

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI

and

other

defendants,

alleging
manipulation

of

the

Singapore

Interbank

Offered

Rate

(SIBOR)

and

Singapore

Swap

Offer

Rate

(SOR).

In

2018,

the

court

dismissed

all

claims
against

Barclays

PLC,

Barclays

Bank

PLC

and

BCI.

The

plaintiffs

have

appealed

the

dismissal.

ICE

LIBOR

civil

actions
In

2019,

several

putative

class

actions

were

filed

in

the

SDNY

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI,

other

financial

institution
defendants

and

Intercontinental

Exchange

Inc.

and

certain

of

its

affiliates

(ICE),

asserting

antitrust

claims

that

defendants

manipulated

USD
LIBOR

through

defendants’

submissions

to

ICE.

These

actions

have

been

consolidated.

The

defendants’

motion

to

dismiss

was

granted

in
2020.

The

plaintiffs

have

appealed

the

dismissal.

In

August

2020,

an

ICE

LIBOR-related

action

was

filed

in

the

US

District

Court

for

the

Northern
District

of

California

on

behalf

of

individual

borrowers

and

consumers

of

loans

and

credit

cards

with

variable

interest

rates

linked

to

USD

ICE
LIBOR.

Non-US

benchmarks

civil

actions
Legal

proceedings

(which

include

the

claims

referred

to

below

in

‘Local

authority

civil

actions

concerning

LIBOR’)

have

been

brought

or
threatened

against

Barclays

Bank

PLC

(and,

in

certain

cases,

Barclays

Bank

UK

PLC)

in

the

UK

in

connection

with

alleged

manipulation

of
LIBOR,

EURIBOR

and

other

benchmarks.

Proceedings

have

also

been

brought

in

a

number

of

other

jurisdictions

in

Europe

and

Israel.
Additional

proceedings

in

other

jurisdictions

may

be

brought

in

the

future.

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

163
Foreign

Exchange

investigations

and

related

civil

actions

In

2015,

the

Barclays

Group

reached

settlements

totalling

approximately

$2.38bn

with

various

US

federal

and

state

authorities

and

the

FCA

in
relation

to

investigations

into

certain

sales

and

trading

practices

in

the

Foreign

Exchange

market.

Under

the

related

plea

agreement

with

the

US
Department

of

Justice

(DoJ),

which

received

final

court

approval

in

January

2017,

the

Barclays

Group

agreed

to

a

term

of

probation

of

three
years,

which

expired

in

January

2020.

The

Barclays

Group

also

continues

to

provide

relevant

information

to

certain

authorities.
The

European

Commission

is

one

of

a

number

of

authorities

still

conducting

an

investigation

into

certain

trading

practices

in

Foreign

Exchange
markets.

The

European

Commission

announced

two

settlements

in

May

2019

and

the

Barclays

Group

paid

penalties

totalling

approximately
€210m.

In

June

2019,

the

Swiss

Competition

Commission

announced

two

settlements

and

the

Barclays

Group

paid

penalties

totalling
approximately

CHF

27m.

The

financial

impact

of

the

ongoing

matters

is

not

expected

to

be

material

to

the

Barclays

Bank

Group’s

operating
results,

cash

flows

or

financial

position.
Various

individuals

and

corporates

in

a

range

of

jurisdictions

have

threatened

or

brought

civil

actions

against

the

Barclays

Group

and

other
banks

in

relation

to

alleged

manipulation

of

Foreign

Exchange

markets.
FX

opt

out

civil

action

In

2018,

Barclays

Bank

PLC

and

BCI

settled

a

consolidated

action

filed

in

the

SDNY,

alleging

manipulation

of

Foreign

Exchange

markets
(Consolidated

FX

Action),

for

a

total

amount

of

$384m.

Also

in

2018,

a

group

of

plaintiffs

who

opted

out

of

the

Consolidated

FX

Action

filed

a
complaint

in

the

SDNY

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI

and

other

defendants.

Some

of

the

plaintiff’s

claims

were

dismissed

in
2020.
Retail

basis

civil

action
In

2015,

a

putative

class

action

was

filed

against

several

international

banks,

including

Barclays

PLC

and

BCI,

on

behalf

of

a

proposed

class

of
individuals

who

exchanged

currencies

on

a

retail

basis

at

bank

branches

(Retail

Basis

Claims).

The

SDNY

has

ruled

that

the

Retail

Basis
Claims

are

not

covered

by

the

settlement

agreement

in

the

Consolidated

FX

Action.

The

Court

subsequently

dismissed

all

Retail

Basis

Claims
against

the

Barclays

Group

and

all

other

defendants.

The

plaintiffs

have

filed

an

amended

complaint.
State

law

FX

civil

action
In

2017,

the

SDNY

dismissed

consolidated

putative

class

actions

brought

under

federal

and

various

state

laws

on

behalf

of

proposed

classes

of
(i)

stockholders

of

Exchange

Traded

Funds

and

others

who

purportedly

were

indirect

investors

in

FX

instruments,

and

(ii)

investors

who

traded
FX

instruments

through

FX

dealers

or

brokers

not

alleged

to

have

manipulated

Foreign

Exchange

Rates.

Barclays

Bank

PLC

and

BCI

have
settled

the

claim,

which

has

received

final

court

approval.

The

financial

impact

of

the

settlement

is

not

material

to

the

Barclays

Bank

Group’s
operating

results,

cash

flows

or

financial

position.

Non-US

FX

civil

actions
Legal

proceedings

have

been

brought

or

are

threatened

against

Barclays

PLC,

Barclays

Bank

PLC,

BCI

and

Barclays

Execution

Services
Limited

(BX)

in

connection

with

alleged

manipulation

of

Foreign

Exchange

in

the

UK,

a

number

of

other

jurisdictions

in

Europe,

Israel

and
Australia

and

additional

proceedings

may

be

brought

in

the

future.
These

include

two

purported

class

actions

filed

against

Barclays

PLC,

Barclays

Bank

PLC,

BX,

BCI

and

other

financial

institutions

in

the

UK
Competition

Appeal

Tribunal

in

2019

following

the

settlements

with

the

European

Commission

described

above.

Also

in

2019,

a

separate

claim
was

filed

in

the

UK

in

the

High

Court

of

Justice

by

various

banks

and

asset

management

firms

against

Barclays

Bank

PLC

and

other

financial
institutions

alleging

breaches

of

European

and

UK

competition

laws

related

to

FX

trading.
Metals

investigations

and

related

civil

actions

Barclays

Bank

PLC

previously

provided

information

to

the

DoJ,

the

US

Commodity

Futures

Trading

Commission

and

other

authorities

in
connection

with

investigations

into

metals

and

metals-based

financial

instruments.

A

number

of

US

civil

complaints,

each

on

behalf

of

a

proposed

class

of

plaintiffs,

have

been

consolidated

and

transferred

to

the

SDNY.

The
complaints

allege

that

Barclays

Bank

PLC

and

other

members

of

The

London

Gold

Market

Fixing

Ltd.

manipulated

the

prices

of

gold

and

gold
derivative

contracts

in

violation

of

the

Antitrust

Act

and

other

federal

laws.

This

consolidated

putative

class

action

remains

pending.

A

separate
US

civil

complaint

by

a

proposed

class

of

plaintiffs

against

a

number

of

banks,

including

Barclays

Bank

PLC,

BCI

and

BX,

alleging

manipulation
of

the

price

of

silver

in

violation

of

the

CEA,

the

Antitrust

Act

and

state

antitrust

and

consumer

protection

laws,

has

been

dismissed

as

against
the

Barclays

entities.

The

plaintiffs

have

the

option

to

seek

the

court’s

permission

to

appeal.
Civil

actions

have

also

been

filed

in

Canadian

courts

against

Barclays

PLC,

Barclays

Bank

PLC,

Barclays

Capital

Canada

Inc.

and

BCI

on
behalf

of

proposed

classes

of

plaintiffs

alleging

manipulation

of

gold

and

silver

prices.

US

residential

mortgage

related

civil

actions
There

are

various

pending

civil

actions

relating

to

US

Residential

Mortgage-Backed

Securities

(RMBS),

including

four

actions

arising

from
unresolved

repurchase

requests

submitted

by

Trustees

for

certain

RMBS,

alleging

breaches

of

various

loan-level

representations

and
warranties

(R&Ws)

made

by

Barclays

Bank

PLC

and/or

a

subsidiary

acquired

in

2007

(the

Acquired

Subsidiary).

The

unresolved

repurchase
requests

had

an

original

principal

balance

of

approximately

$2.1bn.

The

Trustees

have

also

alleged

that

the

relevant

R&Ws

may

have

been
breached

with

respect

to

a

greater

(but

unspecified)

amount

of

loans

than

previously

stated

in

the

unresolved

repurchase

requests.

These

repurchase

actions

are

ongoing.

In

one

repurchase

action,

the

New

York

Court

of

Appeals

held

that

claims

related

to

certain

R&Ws

are
time-barred.

Barclays

Bank

PLC

has

reached

a

settlement

to

resolve

two

of

the

repurchase

actions,

which

is

subject

to

final

court

approval.

The
financial

impact

of

the

settlement

is

not

expected

to

be

material

to

the

Barclays

Bank

Group’s

operating

results,

cash

flows

or

financial

position.
The

remaining

two

repurchase

actions

are

pending.

In

2020,

a

civil

litigation

claim

was

filed

in

the

New

Mexico

First

Judicial

District

Court

by

the

State

of

New

Mexico

against

seven

banks,
including

BCI,

on

behalf

of

two

New

Mexico

state

pension

funds

and

the

New

Mexico

State

Investment

Council

relating

to

legacy

RMBS

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

164
purchases.

As

to

BCI,

the

complaint

alleges

that

the

funds

purchased

approximately

$22m

in

RMBS

underwritten

by

BCI.

The

plaintiffs

have
asserted

claims

under

New

Mexico

state

law,

which

provides

for

the

ability

to

claim

treble

damages

and

civil

penalties.
Government

and

agency

securities

civil

actions

and

related

matters
Certain

governmental

authorities

have

conducted

investigations

into

activities

relating

to

the

trading

of

certain

government

and

agency

securities
in

various

markets.

The

Barclays

Group

provided

information

in

cooperation

with

such

investigations.

In

January

2021,

the

Mexican

Competition
Authority

concluded

its

investigation

into

activities

relating

to

the

trading

of

Mexican

government

bonds

and

granted

Barclays

Bank

Mexico

S.A.
immunity

from

fines.

Civil

actions

have

also

been

filed

on

the

basis

of

similar

allegations,

as

described

below.
Treasury

auction

securities

civil

actions
Consolidated

putative

class

action

complaints

filed

in

US

federal

court

against

Barclays

Bank

PLC,

BCI

and

other

financial

institutions

under

the
Antitrust

Act

and

state

common

law

allege

that

the

defendants

(i)

conspired

to

manipulate

the

US

Treasury

securities

market

and/or

(ii)
conspired

to

prevent

the

creation

of

certain

platforms

by

boycotting

or

threatening

to

boycott

such

trading

platforms.

The

defendants

have

filed

a
motion

to

dismiss.
In

addition,

certain

plaintiffs

have

filed

a

related,

direct

action

against

BCI

and

certain

other

financial

institutions,

alleging

that

defendants
conspired

to

fix

and

manipulate

the

US

Treasury

securities

market

in

violation

of

the

Antitrust

Act,

the

CEA

and

state

common

law.
Supranational,

Sovereign

and

Agency

bonds

civil

actions
Civil

antitrust

actions

have

been

filed

in

the

SDNY

and

Federal

Court

of

Canada

in

Toronto

against

Barclays

Bank

PLC,

BCI,

BX,

Barclays
Capital

Securities

Limited

and,

with

respect

to

the

civil

action

filed

in

Canada

only,

Barclays

Capital

Canada,

Inc.

and

other

financial

institutions
alleging

that

the

defendants

conspired

to

fix

prices

and

restrain

competition

in

the

market

for

US

dollar-denominated

Supranational,

Sovereign
and

Agency

bonds.

In

one

of

the

actions

filed

in

the

SDNY,

the

court

granted

the

defendants’

motion

to

dismiss

the

plaintiffs’

complaint,

which

the

plaintiffs

have
appealed.

The

plaintiffs

have

voluntarily

dismissed

the

other

SDNY

action.

Variable

Rate

Demand

Obligations

civil

actions
Civil

actions

have

been

filed

against

Barclays

Bank

PLC

and

BCI

and

other

financial

institutions

alleging

the

defendants

conspired

or

colluded

to
artificially

inflate

interest

rates

set

for

Variable

Rate

Demand

Obligations

(VRDOs).

VRDOs

are

municipal

bonds

with

interest

rates

that

reset

on
a

periodic

basis,

most

commonly

weekly.

Two

actions

in

state

court

have

been

filed

by

private

plaintiffs

on

behalf

of

the

states

of

Illinois

and
California.

Two

putative

class

action

complaints,

which

have

been

consolidated,

have

been

filed

in

the

SDNY.

In

the

SDNY

class

action,

certain
of

the

plaintiff’s

claims

were

dismissed

in

November

2020.
Government

bond

civil

actions
In

a

putative

class

action

filed

in

the

SDNY

in

2019,

plaintiffs

alleged

that

BCI

and

certain

other

bond

dealers

conspired

to

fix

the

prices

of

US
government

sponsored

entity

bonds

in

violation

of

US

antitrust

law.

BCI

agreed

to

a

settlement

of

$87m,

which

received

final

court

approval

in
2020.

Separately,

various

entities

in

Louisiana,

including

the

Louisiana

Attorney

General

and

the

City

of

Baton

Rouge,

have

commenced
litigation

against

Barclays

Bank

PLC

and

other

financial

institutions

making

similar

allegations

as

the

SDNY

class

action

plaintiffs.
In

2018,

a

separate

putative

class

action

against

various

financial

institutions

including

Barclays

PLC,

Barclays

Bank

PLC,

BCI,

Barclays

Bank
Mexico,

S.A.,

and

certain

other

subsidiaries

of

the

Barclays

Bank

Group

was

consolidated

in

the

SDNY.

The

plaintiffs

asserted

antitrust

and
state

law

claims

arising

out

of

an

alleged

conspiracy

to

fix

the

prices

of

Mexican

Government

bonds.

Barclays

PLC

has

settled

the

claim

for
$5.7m,

which

is

subject

to

final

court

approval.

Odd-lot

corporate

bonds

antitrust

class

action
In

2020,

BCI,

together

with

other

financial

institutions,

were

named

as

defendants

in

a

putative

class

action.

The

complaint

alleges

a

conspiracy
to

boycott

developing

electronic

trading

platforms

for

odd-lots

and

price

fixing.

Plaintiffs

demand

unspecified

money

damages.

The

defendants
have

filed

a

motion

to

dismiss.

Interest

rate

swap

and

credit

default

swap

US

civil

actions

Barclays

PLC,

Barclays

Bank

PLC

and

BCI,

together

with

other

financial

institutions

that

act

as

market

makers

for

interest

rate

swaps

(IRS)

are
named

as

defendants

in

several

antitrust

class

actions

which

were

consolidated

in

the

SDNY

in

2016.

The

complaints

allege

the

defendants
conspired

to

prevent

the

development

of

exchanges

for

IRS

and

demand

unspecified

money

damages.

In

2018,

trueEX

LLC

filed

an

antitrust

class

action

in

the

SDNY

against

a

number

of

financial

institutions

including

Barclays

PLC,

Barclays

Bank
PLC

and

BCI

based

on

similar

allegations

with

respect

to

trueEX

LLC’s

development

of

an

IRS

platform.

In

2017,

Tera

Group

Inc.

filed

a
separate

civil

antitrust

action

in

the

SDNY

claiming

that

certain

conduct

alleged

in

the

IRS

cases

also

caused

the

plaintiff

to

suffer

harm

with
respect

to

the

Credit

Default

Swaps

market.

In

2018

and

2019,

respectively,

the

court

dismissed

certain

claims

in

both

cases

for

unjust
enrichment

and

tortious

interference

but

denied

motions

to

dismiss

the

federal

and

state

antitrust

claims,

which

remain

pending.
BDC

Finance

L.L.C.

In

2008,

BDC

Finance

L.L.C.

(BDC)

filed

a

complaint

in

the

NY

Supreme

Court,

demanding

damages

of

$298m,

alleging

that

Barclays

Bank
PLC

had

breached

a

contract

in

connection

with

a

portfolio

of

total

return

swaps

governed

by

an

ISDA

Master

Agreement

(collectively,

the
Agreement).

Following

a

trial,

the

court

ruled

in

2018

that

Barclays

Bank

PLC

was

not

a

defaulting

party,

which

was

affirmed

on

appeal.

In
October

2020,

the

trial

court

granted

Barclays

Bank

PLC’s

motion

for

summary

judgment

on

its

counterclaims

against

BDC.

BDC

has

appealed.
In

2011,

BDC’s

investment

advisor,

BDCM

Fund

Adviser,

L.L.C.

and

its

parent

company,

Black

Diamond

Capital

Holdings,

L.L.C.

also

sued
Barclays

Bank

PLC

and

BCI

in

Connecticut

State

Court

for

unspecified

damages

allegedly

resulting

from

Barclays

Bank

PLC’s

conduct

relating
to

the

Agreement,

asserting

claims

for

violation

of

the

Connecticut

Unfair

Trade

Practices

Act

and

tortious

interference

with

business

and
prospective

business

relations.

This

case

is

currently

stayed.

Notes

to

the

financial

statements
Accruals,

provisions,

contingent

liabilities

and

legal

proceedings
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

165
Civil

actions

in

respect

of

the

US

Anti-Terrorism

Act

There

are

a

number

of

civil

actions,

on

behalf

of

more

than

4,000

plaintiffs,

filed

in

US

federal

courts

in

the

US

District

Court

in

the

Eastern
District

of

New

York

(EDNY)

and

SDNY

against

Barclays

Bank

PLC

and

a

number

of

other

banks.

The

complaints

generally

allege

that

Barclays
Bank

PLC

and

those

banks

engaged

in

a

conspiracy

to

facilitate

US

dollar-denominated

transactions

for

the

Government

of

Iran

and

various
Iranian

banks,

which

in

turn

funded

acts

of

terrorism

that

injured

or

killed

plaintiffs

or

plaintiffs’

family

members.

The

plaintiffs

seek

to

recover
damages

for

pain,

suffering

and

mental

anguish

under

the

provisions

of

the

US

Anti-Terrorism

Act,

which

allow

for

the

trebling

of

any

proven
damages.

The

court

granted

the

defendants’

motion

to

dismiss

three

actions

in

the

EDNY.

Plaintiffs

have

appealed

in

one

action.

The

court

also

granted
the

defendants’

motion

to

dismiss

another

action

in

the

SDNY.

The

remaining

actions

are

stayed

pending

decisions

in

these

cases.

Shareholder

derivative

action
A

purported

Barclays

shareholder

filed

a

putative

derivative

action

in

New

York

state

court

against

BCI

and

a

number

of

current

and

former
members

of

the

Board

of

Directors

of

Barclays

PLC

and

senior

executives

or

employees

of

the

Barclays

Group.

The

shareholder

filed

the

claim
on

behalf

of

Barclays

PLC,

alleging

that

the

individual

defendants

harmed

the

company

through

breaches

of

their

duties

under

the

Companies
Act

2006.

The

plaintiff

seeks

damages

for

the

losses

that

Barclays

PLC

allegedly

suffered.

Investigation

into

collections

and

recoveries

relating

to

unsecured

lending
Since

2018,

the

FCA

has

been

investigating

whether

the

Barclays

Group

implemented

effective

systems

and

controls

with

respect

to

collections
and

recoveries

and

whether

it

paid

due

consideration

to

the

interests

of

customers

in

default

and

arrears.

In

December

2020,

Barclays

Bank

UK
PLC

and

Barclays

Bank

PLC

settled

with

the

FCA

and

agreed

to

pay

a

total

penalty

of

£26m.
Investigation

into

UK

cards’

affordability
The

FCA

is

investigating

certain

aspects

of

the

affordability

assessment

processes

used

by

Barclays

Bank

UK

PLC

and

Barclays

Bank

PLC

for
credit

card

applications

ma

de

to

Barclays’

UK

credit

card

business.

Barclays

is

providing

information

in

cooperation

with

the

investigation.
HM

Revenue

&

Customs

(HMRC)

assessments

concerning

UK

Value

Added

Tax

In

2018,

HMRC

issued

notices

that

have

the

effect

of

removing

certain

overseas

subsidiaries

that

have

operations

in

the

UK

from

Barclays’

UK
VAT

group,

in

which

group

supplies

between

members

are

generally

free

from

VAT.

The

notices

have

retrospective

effect

and

correspond

to
assessments

of

£181m

(inclusive

of

interest),

of

which

Barclays

would

expect

to

attribute

an

amount

of

approximately

£128m

to

Barclays

Bank
UK

PLC

and

£53m

to

Barclays

Bank

PLC.

HMRC’s

decision

has

been

appealed

to

the

First

Tier

Tribu

nal

(Tax

Chamber).
Local

authority

civil

actions

concerning

LIBOR

Following

settlement

by

Barclays

Bank

PLC

of

various

governmental

investigations

concerning

certain

benchmark

interest

rate

submissions
referred

to

above

in

‘Investigations

into

LIBOR

and

other

benchmarks

and

related

civil

actions’,

in

the

UK,

certain

local

authorities

have

brought
claims

against

Barclays

Bank

PLC

and

Barclays

Bank

UK

PLC

asserting

that

they

entered

into

loans

in

reliance

on

misrepresentations

made

by
Barclays

Bank

PLC

in

respect

of

its

conduct

in

relation

to

LIBOR.

Barclays

Bank

PLC

and

Barclays

Bank

UK

PLC

have

applied

to

strike

out

the
claims.
General
The

Barclays

Bank

Group

is

engaged

in

various

other

legal,

competition

and

regulatory

matters

in

the

UK,

the

US

and

a

number

of

other
overseas

jurisdictions.

It

is

subject

to

legal

proceedings

brought

by

and

against

the

Barclays

Bank

Group

which

arise

in

the

ordinary

course

of
business

from

time

to

time,

including

(but

not

limited

to)

disputes

in

relation

to

contracts,

securities,

debt

collection,

consumer

credit,

fraud,
trusts,

client

assets,

competition,

data

management

and

protection,

intellectual

property,

money

laundering,

financial

crime,

employment,
environmental

and

other

statutory

and

common

law

issues.
The

Barclays

Bank

Group

is

also

subject

to

enquiries

and

examinations,

requests

for

information,

audits,

investigations

and

legal

and

other
proceedings

by

regulators,

governmental

and

other

public

bodies

in

connection

with

(but

not

limited

to)

consumer

protection

measures,
compliance

with

legislation

and

regulation,

wholesale

trading

activity

and

other

areas

of

banking

and

business

activities

in

which

the

Barclays
Bank

Group

is

or

has

been

engaged.

The

Barclays

Bank

Group

is

cooperating

with

the

relevant

authorities

and

keeping

all

relevant

agencies
briefed

as

appropriate

in

relation

to

these

matters

and

others

described

in

this

note

on

an

ongoing

basis.
At

the

present

time,

Barclays

Bank

PLC

does

not

expect

the

ultimate

resolution

of

any

of

these

other

matters

to

have

a

material

adverse

effect
on

its

financial

position.

However,

in

light

of

the

uncertainties

involved

in

such

matters

and

the

matters

specifically

described

in

this

note,

there
can

be

no

assurance

that

the

outcome

of

a

particular

matter

or

matters

(including

formerly

active

matters

or

those

matters

arising

after

the

date
of

this

note)

will

not

be

material

to

Barclays

Bank

PLC’s

results,

operations

or

cash

flow

for

a

particular

period,

depending

on,

among

other
things,

the

amount

of

the

loss

resulting

from

the

matter(s)

and

the

amount

of

profit

otherwise

reported

for

the

reporting

period.

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

166
The

notes

included

in

this

section

focus

on

the

Barclays

Bank

Group’s

loan

capital

and

shareholders’

equity

including

issued

share

capital,
retained

earnings,

other

equity

balances

and

interests

of

minority

shareholders

in

our

subsidiary

entities

(non-controlling

interests).

For

more
information

on

capital

management

and

how

the

Barclays

Bank

Group

maintains

sufficient

capital

to

meet

our

regulatory

requirements

refer

to
page

42.
26

Subordinated

liabilities
Accounting

for

subordinated

liabilities
Subordinated

liabilities

are

measured

at

amortised

cost

using

the

effective

interest

method

under

IFRS

9,

unless

they

are

irrevocably

designated
at

fair

value

through

profit

or

loss

at

initial

recognition

because

such

designation

eliminates

or

significantly

reduces

an

accounting

mismatch.
Refer

to

Note

15

for

details

about

accounting

for

liabilities

designated

at

fair

value

through

profit

or

loss.

Barclays

Bank

Group
2020 2019
£m £m
As

at

1

January
33,425 35,327
Issuances
3,856 6,785
Redemptions
(5,954) (7,804)
Other
678 (883)
As

at

31

December
32,005 33,425
Issuances

of

£3,856m

comprise

£3,700m

intra-group

loans

from

Barclays

PLC

and

£156m

USD

Floating

Rate

Notes

issued

externally

by

a
Barclays

Bank

PLC

subsidiary.
Redemptions

of

£5,954m

comprise

£3,456m

intra-group

loans

from

Barclays

PLC

and

£2,498m

externally

issued

notes

comprising

a

£1,126m
partial

redemption

of

USD

7.625%

Contingent

Capital

Notes

and

the

redemption

of

£842m

USD

5.14%

Lower

Tier

2

Notes

and

£158m

7.125%
Undated

Subordinated

Notes.

Barclays

Bank

PLC

subsidiaries

redeemed

£342m

USD

Floating

Rate

Notes

and

£30m

USD

Fixed

Rate

Notes.
Other

movements

predominantly

include

fair

value

hedge

adjustments,

partially

offset

by

amortisation

and

foreign

exchange

movements.
Subordinated

liabilities

include

accrued

interest

and

comprise

undated

and

dated

subordinated

liabilities

as

follows:

Barclays

Bank

Group
2020 2019
£m £m
Undated

subordinated

liabilities
905
1,073
Dated

subordinated

liabilities
31,100
32,352
Total

subordinated

liabilities
32,005 33,425
None

of

the

Barclays

Bank

Group’s

subordinated

liabilities

are

secured.

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

167
Undated

subordinated

liabilities
a
Barclays

Bank

Group
2020 2019
Initial

call

date
£m £m
Barclays

Bank

PLC

externally

issued

subordinated

liabilities
Tier

One

Notes

(TONs)
6%

Callable

Perpetual

Core

Tier

One

Notes
2032
17
16
6.86%

Callable

Perpetual

Core

Tier

One

Notes

(USD

179m)
2032
205
203
Reserve

Capital

Instruments

(RCIs)
5.3304%

Step-up

Callable

Perpetual

Reserve

Capital

Instruments
2036
56
53
Undated

Notes
7.125%

Undated

Subordinated

Notes
2020
-
165
6.125%

Undated

Subordinated

Notes
2027
43
42
Junior

Undated

Floating

Rate

Notes

(USD

38m)
Any

interest

payment
date
28
29
Undated

Floating

Rate

Primary

Capital

Notes

Series

1

(USD

167m)
Any

interest

payment
date
89
92
Undated

Floating

Rate

Primary

Capital

Notes

Series

2

(USD

295m)
Any

interest

payment
date
186
191
Undated

Floating

Rate

Primary

Capital

Notes

Series

3
Any

interest

payment
date
21
21
Bonds
9.25%

Perpetual

Subordinated

Bonds

(ex-Woolwich

Plc)
2021
78
81
9%

Permanent

Interest

Bearing

Capital

Bonds(GBP

40m)
At

any

time
44
44
Loans
5.03%

Reverse

Dual

Currency

Undated

Subordinated

Loan

(JPY

8,000m)
2028
57
55
5%

Reverse

Dual

Currency

Undated

Subordinated

Loan

(JPY

12,000m)
2028
83
81
Total

undated

subordinated

liabilities
905 1,073
Note
a

Instrument

values

are

disclosed

to

the

nearest

million
Undated

subordinated

liabilities
Undated

subordinated

liabilities

are

issued

by

Barclays

Bank

PLC

and

its

subsidiaries

for

the

development

and

expansion

of

their

business

and
to

strengthen

their

capital

bases.

The

principal

terms

of

the

undated

subordinated

liabilities

are

described

below:
Subordination
All

undated

subordinated

liabilities

rank

behind

the

claims

against

the

bank

of

depositors

and

other

unsecured

unsubordinated

creditors

and
holders

of

dated

subordinated

liabilities

in

the

following

order:

Junior

Undated

Floating

Rate

Notes;

other

issues

of

Undated

Notes,

Bonds

and
Loans

ranking

pari

passu

with

each

other;

followed

by

TONs

and

RCIs

ranking

pari

passu

with

each

other.
Interest
All

undated

subordinated

liabilities

bear

a

fixed

rate

of

interest

until

the

initial

call

date,

with

the

exception

of

the

9%

Bonds

which

are

fixed

for
the

life

of

the

issue,

and

the

Junior

and

Series

1,

Series

2

and

Series

3

Undated

Notes

which

are

floating

rate

at

rates

fixed

periodically

in
advance

based

on

the

related

market

rate.
After

the

initial

call

date,

in

the

event

that

they

are

not

redeemed,

the

6.125%

Undated

Notes,

and

the

9.25%

Bonds

will

bear

interest

at

rates
fixed

periodically

in

advance

for

five-year

periods

based

on

market

rates.

All

other

undated

subordinated

liabilities

will

bear

interest

at

rates

fixed
periodically

in

advance

based

on

market

rates.
Payment

of

interest
Apart

from

the

Junior

Undated

Floating

Rate

Notes,

Barclays

Bank

PLC

is

not

obliged

to

make

a

payment

of

interest

on

its

Undated

Notes,
Bonds

and

Loans

excluding

the

9.25%

Bonds

if,

in

the

preceding

six

months,

a

dividend

has

not

been

declared

or

paid

on

any

class

of

shares

of
Barclays

PLC

or,

in

certain

cases,

any

class

of

preference

shares

of

Barclays

Bank

PLC.

Barclays

Bank

PLC

is

not

obliged

to

make

a

payment
of

interest

on

its

9.25%

Perpetual

Subordinated

Bonds

if,

in

the

immediately

preceding

12

month

interest

period,

a

dividend

has

not

been

paid
on

any

class

of

its

share

capital.

Interest

not

paid

becomes

payable

in

each

case

if

such

a

dividend

is

subsequently

paid

or

in

certain

other
circumstances.

During

the

year,

During

the

year,

Barclays

Bank

PLC

paid

interest

on

each

of

its

Undated

Notes,

Bonds

and

Loans.
No

payment

of

principal

or

any

interest

may

be

made

unless

Barclays

Bank

PLC

satisfies

a

specified

solvency

test.
Barclays

Bank

PLC

may

elect

to

defer

any

payment

of

interest

on

the

RCIs.

Any

such

deferred

payment

of

interest

must

be

paid

on

the

earlier
of:

(i)

the

date

of

redemption

of

the

RCIs,

and

(ii)

the

coupon

payment

date

falling

on

or

nearest

to

the

tenth

anniversary

of

the

date

of

deferral

of
such

payment.

Whilst

such

deferral

is

continuing,

(i)

neither

Barclays

Bank

PLC

nor

Barclays

PLC

may

declare

or

pay

a

dividend,

subject

to
certain

exceptions,

on

any

of

its

ordinary

shares

or

preference

shares

and

(ii)

certain

restrictions

on

the

redemption,

purchase

or

reduction

of
their

respective

share

capital

and

certain

other

securities

also

apply.
Barclays

Bank

PLC

may

elect

to

defer

any

payment

of

interest

on

the

TONs

if

it

determines

that

it

is,

or

such

payment

would

result

in

it

being,

in
non-compliance

with

capital

adequacy

requirements

and

policies

of

the

PRA.

Any

such

deferred

payment

of

interest

will

only

be

payable

on

a
redemption

of

the

TONs.

Until

such

time

as

Barclays

Bank

PLC

next

makes

a

payment

of

interest

on

the

TONs,

(i)

neither

Barclays

Bank

PLC
nor

Barclays

PLC

may

declare

or

pay

a

dividend,

subject

to

certain

exceptions,

on

any

of

their

respective

ordinary

shares

or

preference

shares,

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

168
or

make

payments

of

interest

in

respect

of

Barclays

Bank

PLC’s

Reserve

Capital

Instruments

and

(ii)

certain

restrictions

on

the

redemption,
purchase

or

reduction

of

their

respective

share

capital

and

certain

other

securities

also

apply.
Repayment
All

undated

subordinated

liabilities

are

repayable,

at

the

option

of

Barclays

Bank

PLC

generally

in

whole

at

the

initial

call

date

and

on

any
subsequent

coupon

or

interest

payment

date

or

in

the

case

of

the

6.125%

Undated

Notes

and

the

9.25%

Bonds

on

any

fifth

anniversary

after
the

initial

call

date.

In

addition,

each

issue

of

undated

subordinated

liabilities

is

repayable,

at

the

option

of

Barclays

Bank

PLC,

in

whole

for
certain

tax

reasons,

either

at

any

time,

or

on

an

interest

payment

date.

There

are

no

events

of

default

except

non-payment

of

principal

or
mandatory

interest.

Any

repayments

require

the

prior

consent

of

the

PRA.
Other
All

issues

of

undated

subordinated

liabilities

are

non-convertible.
Dated

subordinated

liabilities
a
Barclays

Bank

Group
2020 2019
Initial

call

date
Maturity

date
£m £m
Barclays

Bank

PLC

externally

issued

subordinated

liabilities
5.14%

Lower

Tier

2

Notes

(USD

1,094m)
2020 - 832
6%

Fixed

Rate

Subordinated

Notes

(EUR

1,500m)
2021
1,427
1,375
9.5%

Subordinated

Bonds

(ex-Woolwich

Plc)
2021
221
239
Subordinated

Floating

Rate

Notes

(EUR

100m)
2021
90
85
10%

Fixed

Rate

Subordinated

Notes
2021
2,108
2,157
10.179%

Fixed

Rate

Subordinated

Notes

(USD

1,521m)
2021
1,101
1,123
Subordinated

Floating

Rate

Notes

(EUR

50m)
2022
45
43
6.625%

Fixed

Rate

Subordinated

Notes

(EUR

1,000m)
2022
982
957
7.625%

Contingent

Capital

Notes

(USD

3,000m)
2022
1,189
2,453
Subordinated

Floating

Rate

Notes

(EUR

50m)
2023
45
42
5.75%

Fixed

Rate

Subordinated

Notes
2026
351
350
5.4%

Reverse

Dual

Currency

Subordinated

Loan

(JPY

15,000m)
2027
108
105
6.33%

Subordinated

Notes
2032
64
62
Subordinated

Floating

Rate

Notes

(EUR

68m)
2040
61
58
External

issuances

by

other

subsidiaries
2025
146
358
Barclays

Bank

PLC

notes

issued

intra-group

to

Barclays

PLC
2%

Fixed

Rate

Subordinated

Callable

Notes

(EUR

1,500m)
2023 2028
1,388
1,309
3.75%

Fixed

Rate

Resetting

Subordinated

Callable

Notes

(SGD

200m)
2025 2030
119
116
5.20%

Fixed

Rate

Subordinated

Notes

(USD

1,367m)
2026
1,069
1,036
4.836%

Fixed

Rate

Subordinated

Callable

Notes

(USD

1,200m)
2027 2028
973
944
5.088%

Fixed-to-Floating

Rate

Subordinated

Callable

Notes

(USD

1,300m)
2029 2030
1,049
994
5.25%

Fixed

Rate

Subordinated

Notes

(USD

827m)
2045
660
651
4.95%

Fixed

Rate

Subordinated

Notes

(USD

1,250m)
2047
960
849
Floating

Rate

Subordinated

Notes

(USD

456m)
2047
337
350
Barclays

Bank

PLC

intra-group

loans

from

Barclays

PLC
Various

Fixed

Rate

Subordinated

Loans
9,563
7,548
Various

Subordinated

Floating

Rate

Loans
489
1,094
Various

Fixed

Rate

Subordinated

Callable

Loans
5,838
5,225
Various

Subordinated

Floating

Rate

Callable

Loans
500
1,997
Zero

Coupon

Callable

Loans
2050
221
-
Total

dated

subordinated

liabilities
31,100 32,352
Notes
a

Instrument

values

are

disclosed

to

the

nearest

million
Dated

subordinated

liabilities
Dated

subordinated

liabilities

are

issued

by

Barclays

Bank

PLC

and

its

subsidiaries

for

the

development

and

expansion

of

their

business

and

to
strengthen

their

respective

capital

bases.

The

principal

terms

of

the

dated

subordinated

liabilities

are

described

below:
Currency

and

maturity
In

addition

to

the

individual

dated

subordinated

liabilities

listed

in

the

table,

the

£16,607m

(2019:

£15,864m)

of

intra-group

loans

is

made

up

of
various

fixed,

fixed

to

floating

floating

rate

and

zero

coupon

loans

from

Barclays

PLC

with

notional

amounts

denominated

in

USD

14,409m,

EUR
5,024m,

GBP

1,250m,

JPY

233,600m,

AUD

1,715m,

SEK

500m,

NOK

970m

and

CHF

175m,

with

maturities

ranging

from

2021to

2050.

Certain
intra-group

loans

have

a

call

date

one

year

prior

to

their

maturity.

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

169
Subordination
All

dated

subordinated

liabilities,

both

externally

issued

and

issued

intra-group

to

Barclays

PLC,

rank

behind

the

claims

against

the

bank

of
depositors

and

other

unsecured

unsubordinated

creditors

but

before

the

claims

of

the

undated

subordinated

liabilities

and

the

holders

of
Barclays

Bank

PLC

equity.

The

Barclays

Bank

PLC

intra-group

loans

from

Barclays

PLC

rank

pari

passu

amongst

themselves

but

ahead

of

the
Barclays

Bank

PLC

notes

issued

intra-group

to

Barclays

PLC

and

the

Barclays

Bank

PLC

externally

issued

subordinated

liabilities.

The

external
dated

subordinated

liabilities

issued

by

subsidiaries

are

similarly

subordinated

as

the

external

subordinated

liabilities

issued

by

Barclays

Bank
PLC.
Interest
Interest

on

floating

rate

notes

and

loans

is

set

by

reference

to

market

rates

at

the

time

of

issuance

and

fixed

periodically

in

advance,

based

on
the

related

market

rates.
Interest

on

fixed

rate

notes

and

loans

is

set

by

reference

to

market

rates

at

the

time

of

issuance

and

fixed

until

maturity.
Interest

on

fixed

rate

callable

notes

and

loans

is

set

by

reference

to

market

rates

at

the

time

of

issuance

and

fixed

until

the

call

date.

After

the
call

date,

in

the

event

that

the

notes

or

loans

are

not

redeemed,

the

interest

rate

will

be

re-set

to

either

a

fixed

or

floating

rate

until

maturity
based

on

market

rates.
No

interest

is

paid

on

zero

coupon

notes.
Repayment
Those

subordinated

liabilities

with

a

call

date

are

repayable

at

the

option

of

the

issuer,

on

conditions

governing

the

respective

debt

obligations,
some

in

whole

or

in

part,

and

some

only

in

whole.

The

remaining

dated

subordinated

liabilities

outstanding

at

31

December

2020

are
redeemable

only

on

maturity,

subject

in

particular

cases,

to

provisions

allowing

an

early

redemption

in

the

event

of

certain

changes

in

tax

law

or,
to

certain

changes

in

legislation

or

regulations.
Any

repayments

prior

to

maturity

may

require,

in

the

case

of

Barclays

Bank

PLC,

the

prior

consent

of

the

PRA

or

BoE,

or

in

the

case

of

the
overseas

issues,

the

consent

of

the

local

regulator

for

that

jurisdiction

and

of

the

PRA

in

certain

circumstances.
There

are

no

committed

facilities

in

existence

at

the

balance

sheet

date

which

permit

the

refinancing

of

debt

beyond

the

date

of

maturity.
Other
The

7.625%

Contingent

Capital

Notes

will

be

automatically

transferred

from

investors

to

Barclays

PLC

(or

another

entity

within

the

Barclays
Group)

for

nil

consideration

in

the

event

the

Barclays

PLC

transitional

CET1

ratio

falls

below

7.0%.
27

Ordinary

shares,

preference

shares

and

other

equity
Called

up

share

capital,

allotted

and

fully

paid

and

other

equity
instruments
Ordinary

share
capital
Preference

share
capital
Total

share

capital
Other

equity
instruments
£m £m £m £m
As

at

1

January

2020
2,342 6 2,348 8,323
AT1

securities

issuance
- - - 1,134
AT1

securities

redemption
- - - (836)
As

at

31

December

2020
2,342 6 2,348 8,621
As

at

1

January

2019
2,342 6 2,348 7,595
AT1

securities

issuance
- - - 2,302
AT1

securities

redemption
- - - (1,574)
As

at

31

December

2019
2,342 6 2,348 8,323

Capital

reorganisation
The

share

premium

account

of

Barclays

Bank

PLC

was

cancelled

in

2018,

following

the

confirmation

of

the

High

Court

of

Justice

in

England

and
Wales.

The

balance

of

£12,092m

was

credited

to

retained

earnings.
Ordinary

shares
The

issued

ordinary

share

capital

of

Barclays

Bank

PLC,

as

at

31

December

2020,

comprised

2,342m

(2019:

2,342m)

ordinary

shares

of

£1
each.
Preference

shares
The

issued

preference

share

capital

of

Barclays

Bank

PLC,

as

at

31

December

2020,

comprised

1,000

Sterling

Preference

Shares

of

£1

each
(2019:

1,000);

31,856

Euro

Preference

Shares

of

€100

each

(2019:

31,856);

and

58,133

US

Dollar

Preference

Shares

of

$100

each

(2019:
58,133).
Ordinary

share

capital

and

preference

share

capital

constitutes

100%

(2019:

100%)

of

total

share

capital

issued.

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

170
Sterling

£1

Preference

Shares
1,000

Sterling

cumulative

callable

preference

shares

of

£1

each

(the

£1

Preference

Shares)

were

issued

on

31

December

2004

at

nil

premium.
The

£1

Preference

Shares

entitle

the

holders

thereof

to

receive

Sterling

cumulative

cash

dividends

out

of

distributable

profits

of

Barclays

Bank
PLC,

semi-annually

at

a

rate

reset

semi-annually

equal

to

the

Sterling

interbank

offered

rate

for

six-month

sterling

deposits.
Barclays

Bank

PLC

shall

be

obliged

to

pay

such

dividends

if:

(1)

it

has

profits

available

for

the

purpose

of

distribution

under

the

Companies

Act
2006

as

at

each

dividend

payment

date;

and

(2)

it

is

solvent

on

the

relevant

dividend

payment

date,

provided

that

a

capital

regulations

condition
is

satisfied

on

such

dividend

payment

date.

The

dividends

shall

not

be

due

and

payable

on

the

relevant

dividend

payment

date

except

to

the
extent

that

Barclays

Bank

PLC

could

make

such

payment

and

still

be

solvent

immediately

thereafter.

Barclays

Bank

PLC

shall

be

considered
solvent

on

any

date

if:

(1)

it

is

able

to

pay

its

debts

to

senior

creditors

as

they

fall

due;

and

(2)

its

auditors

have

reported

within

the

previous

six
months

that

its

assets

exceed

its

liabilities.

If

Barclays

Bank

PLC

shall

not

pay,

or

shall

pay

only

in

part,

a

dividend

for

a

period

of

seven

days

or
more

after

the

due

date

for

payment,

the

holders

of

the

£1

Preference

Shares

may

institute

proceedings

for

the

winding-up

of

Barclays

Bank
PLC.

No

remedy

against

Barclays

Bank

PLC

shall

be

available

to

the

holder

of

any

£1

Preference

Shares

for

the

recovery

of

amounts

owing

in
respect

of

£1

Preference

Shares

other

than

the

institution

of

proceedings

for

the

winding-up

of

Barclays

Bank

PLC

and/or

proving

in

such
winding-up.
On

a

winding-up

or

other

return

of

capital

(other

than

a

redemption

or

purchase

by

Barclays

Bank

PLC

of

any

of

its

issued

shares,

or

a

reduction
of

share

capital,

permitted

by

the

Articles

of

Barclays

Bank

PLC

and

under

applicable

law),

the

assets

of

Barclays

Bank

PLC

available

to
shareholders

shall

be

applied

in

priority

to

any

payment

to

the

holders

of

ordinary

shares

and

any

other

class

of

shares

in

the

capital

of

Barclays
Bank

PLC

then

in

issue

ranking

junior

to

the

£1

Preference

Shares

on

such

a

return

of

capital

and

pari

passu

on

such

a

return

of

capital

with

the
holders

of

any

other

class

of

shares

in

the

capital

of

Barclays

Bank

PLC

then

in

issue

(other

than

any

class

of

shares

in

the

capital

of

Barclays
Bank

PLC

then

in

issue

ranking

in

priority

to

the

£1

Preference

Shares

on

a

winding-up

or

other

such

return

of

capital),

in

payment

to

the
holders

of

the

£1

Preference

Shares

of

a

sum

equal

to

the

aggregate

of:

(1)

an

amount

equal

to

the

dividends

accrued

thereon

for

the

then
current

dividend

period

(and

any

accumulated

arrears

thereof)

to

the

date

of

the

commencement

of

the

winding-up

or

other

such

return

of
capital;

and

(2)

an

amount

equal

to

£1

per

£1

Preference

Share.

After

payment

of

the

full

amount

of

the

liquidating

distributions

to

which

they
are

entitled,

the

holders

of

the

£1

Preference

Shares

will

have

no

right

or

claim

to

any

of

the

remaining

assets

of

Barclays

Bank

PLC

and

will

not
be

entitled

to

any

further

participation

in

such

return

of

capital.
The

£1

Preference

Shares

are

redeemable

at

the

option

of

Barclays

Bank

PLC,

in

whole

but

not

in

part

only,

subject

to

the

Companies

Act

2006
and

its

Articles.

Holders

of

the

£1

Preference

Shares

are

not

entitled

to

receive

notice

of,

or

to

attend,

or

vote

at,

any

general

meeting

of
Barclays

Bank

PLC.
Euro

Preference

Shares
140,000

Euro

non-cumulative

callable

preference

shares

of

€100

each

(the

Euro

Preference

Shares)

were

issu

ed

on

15

March

2005

for

a
consideration

of

€1,383.3m

(£966.7m),

of

which

the

nominal

value

was

€14m

and

the

balance

was

share

premium.

The

Euro

Preference

Shares
entitled

the

holders

thereof

to

receive

Euro

non-cumulative

cash

dividends

out

of

distributable

profits

of

Barclays

Bank

PLC,

annually

at

a

fixed
rate

of

4.75%

per

annum

on

the

amount

of

€10,000

per

preference

share

until

15

March

2020,

and

since

15

March

2020

quarterly

at

a

rate

reset
quarterly

equal

to

0.71%

per

annum

above

the

Euro

interbank

offered

rate

for

three-month

Euro

deposits.

The

board

of

directors

of

Barclays
Bank

PLC

may

resolve,

in

its

absolute

discretion,

not

to

pay

in

full,

or

at

all,

the

dividend

on

the

Euro

Preference

Shares

in

respect

of

a

particular
dividend

period.

The

Euro

Preference

Shares

are

redeemable

at

the

option

of

Barclays

Bank

PLC,

in

whole

but

not

in

part

only,

on

each

dividend

payment

date
at
€10,000

per

share

plus

any

dividends

accrued

for

the

then

current

dividend

period

to

the

date

fixed

for

redemption.
US

Dollar

Preference

Shares
100,000

US

Dollar

non-cumulative

callable

preference

shares

of

$100

each

(the

US

Dollar

Preference

Shares),

represented

by

100,000
American

Depositary

Shares,

Series

1,

were

issued

on

8

June

2005

for

a

consideration

of

$995.4m

(£548.1m),

of

which

the

nominal

value

was
$10m

and

the

balance

was

share

premium.

The

US

Dollar

Preference

Shares

entitle

the

holders

thereof

to

receive

US

Dollar

non-cumulative
cash

dividends

out

of

distributable

profits

of

Barclays

Bank

PLC,

semi-annually

at

a

fixed

rate

of

6.278%

per

annum

on

the

amount

of

$10,000
per

preference

share

until

15

December

2034,

and

thereafter

quarterly

at

a

rate

reset

quarterly

equal

to

1.55%

per

annum

above

the

London
interbank

offered

rate

for

three-month

US

Dollar

deposits.

The

board

of

directors

of

Barclays

Bank

PLC

may

resolve,

for

any

reason

and

in

its
absolute

discretion,

not

to

declare

or

pay

in

full

or

in

part

any

dividends

on

the

US

Dollar

Preference

Shares

in

respect

of

a

particular

dividend
period.
The

US

Dollar

Preference

Shares

are

redeemable

at

the

option

of

Barclays

Bank

PLC,

in

whole

but

not

in

part

only,

on

15

December

2034,

and
on

each

dividend

payment

date

thereafter

at

$10,000

per

share

plus

any

dividends

accrued

for

the

then

current

dividend

period

to

the

date

fixed
for

redemption.

No

redemption

or

purchase

of

any

Euro

Preference

Shares

and

US

Dollar

Preference

Shares

(together,

the

Preference

Shares)

may

be

made
by

Barclays

Bank

PLC

without

the

prior

consent

of

the

PRA

and

any

such

redemption

will

be

subject

to

the

Companies

Act

2006

and

the

Articles
of

Barclays

Bank

PLC.
On

a

winding-up

of

Barclays

Bank

PLC

or

other

return

of

capital

(other

than

a

redemption

or

purchase

of

shares

of

Barclays

Bank

PLC,

or

a
reduction

of

share

capital),

a

holder

of

Preference

Shares

will

rank

in

the

application

of

assets

of

Barclays

Bank

PLC

available

to

shareholders:
(1)

junior

to

the

holder

of

any

shares

of

Barclays

Bank

PLC

in

issue

ranking

in

priority

to

the

Preference

Shares;

(2)

equally

in

all

respects

with
holders

of

other

preference

shares

and

any

other

shares

of

Barclays

Bank

PLC

in

issue

ranking

pari

passu

with

the

Preference

Shares;

and

(3)
in

priority

to

the

holders

of

ordinary

shares

and

any

other

shares

of

Barclays

Bank

PLC

in

issue

ranking

junior

to

the

Preference

Shares.
The

holders

of

the

£13m

6%

Callable

Perpetual

Core

Tier

One

Notes

and

the

$179m

6.86%

Callable

Perpetual

Core

Tier

One

Notes

of

Barclays
Bank

PLC

(together,

the

TONs)

and

the

holders

of

the

£35m

5.3304%

Step-up

Callable

Perpetual

Reserve

Capital

Instruments

of

Barclays
Bank

PLC

(the

RCIs)

would,

for

the

purposes

only

of

calculating

the

amounts

payable

in

respect

of

such

securities

on

a

winding-up

of

Barclays

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

171
Bank

PLC,

subject

to

limited

exceptions

and

to

the

extent

that

the

TONs

and

the

RCIs

are

then

in

issue,

rank

pari

passu

with

the

holders

of

the
most

senior

class

or

classes

of

preference

shares

then

in

issue

in

the

capital

of

Barclays

Bank

PLC.

Accordingly,

the

holders

of

the

preference
shares

would

rank

equally

with

the

holders

of

such

TONs

and

RCIs

on

such

a

winding-up

of

Barclays

Bank

PLC

(unless

one

or

more

classes

of
shares

of

Barclays

Bank

PLC

ranking

in

priority

to

the

preference

shares

are

in

issue

at

the

time

of

such

winding-up,

in

which

event

the

holders
of

such

TONs

and

RCIs

would

rank

equally

with

the

holders

of

such

shares

and

in

priority

to

the

holders

of

the

preference

shares).
Subject

to

such

ranking,

in

such

event,

holders

of

the

preference

shares

will

be

entitled

to

receive

out

of

assets

of

Barclays

Bank

PLC

available
for

distributions

to

shareholders,

liquidating

distributions

in

the

amount

of

€10,000

per

Euro

Preference

Share

and

$10,000

per

US

Dollar
Preference

Share,

plus,

in

each

case,

an

amount

equal

to

the

accrued

dividend

for

the

then

current

dividend

period

to

the

date

of

the
commencement

of

the

winding-up

or

other

such

return

of

capital.

If

a

dividend

is

not

paid

in

full

on

any

preference

shares

on

any

dividend

payment

date,

then

a

dividend

restriction

shall

apply.

This

dividend
restriction

will

mean

that

neither

Barclays

Bank

PLC

nor

Barclays

PLC

may

(a)

declare

or

pay

a

dividend

(other

than

payment

by

Barclays

PLC
of

a

final

dividend

declared

by

its

shareholders

prior

to

the

relevant

dividend

payment

date,

or

a

dividend

paid

by

Barclays

Bank

PLC

to

Barclays
PLC)

on

any

of

their

respective

ordinary

shares,

other

preference

shares

or

other

share

capital

or

(b)

redeem,

purchase,

reduce

or

otherwise
acquire

any

of

their

respective

share

capital,

other

than

shares

of

Barclays

Bank

PLC

held

by

Barclays

PLC

or

a

wholly

owned

subsidiary,

until
the

earlier

of:

(1)

the

date

on

which

Barclays

Bank

PLC

next

declares

and

pays

in

full

a

preference

share

dividend;

and

(2)

the

date

on

or

by
which

all

the

preference

shares

are

redeemed

in

full

or

purchased

by

Barclays

Bank

PLC.
Holders

of

the

preference

shares

are

not

entitled

to

receive

notice

of,

or

to

attend,

or

vote

at,

any

general

meeting

of

Barclays

Bank

PLC.
Barclays

Bank

PLC

is

not

permitted

to

create

a

class

of

shares

ranking

as

regards

participation

in

the

profits

or

assets

of

Barclays

Bank

PLC

in
priority

to

the

preference

shares,

save

with

the

sanction

of

a

special

resolution

of

a

separate

general

meeting

of

the

holders

of

the

preference
shares

(requiring

a

majority

of

not

less

than

three-fourths

of

the

holders

of

the

preference

shares

voting

at

the

separate

general

meeting)

or

with
the

consent

in

writing

of

the

holders

of

three-fourths

of

the

preference

shares.
Except

as

described

above,

the

holders

of

the

preference

shares

have

no

right

to

participate

in

the

surplus

assets

of

Barclays

Bank

PLC.
Other

equity

instruments
Other

equity

instruments

of

£8,621m

(2019:

£8,323m)

include

AT1

securities

issued

to

Barclays

PLC.

Barclays

PLC

uses

funds

from

its

own
market

issuance

of

AT1

securities

to

purchase

AT1

securities

from

the

Barclays

Bank

Group.

The

AT1

securities

are

perpetual

securities

with
no

fixed

maturity

and

are

structured

to

qualify

as

AT1

instruments

under

prevailing

capital

rules

applicable

as

at

the

relevant

issue

date.
In

2020,

there

was

one

issuance

of

AT1

instruments,

in

the

form

of

Fixed

Rate

Resetting

Perpetual

Subordinated

Contingent

Convertible
Securities

(2019:

three

issuances)

totalling

£1,134m

(2019:

£2,302m).

There

was

also

one

redemption

in

2020

(2019:

two

redemptions)

totalling
£836m

(2019:

£1,574m).
AT1

equity

instruments
2020 2019
Initial

call

date
£m £m
AT1

equity

instruments

-

Barclays

Bank

Group
8.0%

Perpetual

Subordinated

Contingent

Convertible

Securities

(EUR

1,000m)
2020
-
836
7.875%

Perpetual

Subordinated

Contingent

Convertible

Securities
2022
1,000
1,000
7.875%

Perpetual

Subordinated

Contingent

Convertible

Securities

(USD

1,500m)
2022
1,136
1,136
7.25%

Perpetual

Subordinated

Contingent

Convertible

Securities
2023
500
500
7.75%

Perpetual

Subordinated

Contingent

Convertible

Securities

(USD

2,500m)
2023
1,925
1,925
5.875%

Perpetual

Subordinated

Contingent

Convertible

Securities
2024
623
623
8%

Perpetual

Subordinated

Contingent

Convertible

Securities

(USD

2,000m)
2024
1,509
1,509
7.125%

Perpetual

Subordinated

Contingent

Convertible

Securities
2025
299
299
6.375%

Perpetual

Subordinated

Contingent

Convertible

Securities
2025
495
495
6.125%

Perpetual

Subordinated

Contingent

Convertible

Securities

(USD

1,500m)
2025
1,134
-
Total

AT1

equity

instruments
8,621
8,323
28

Reserves
Currency

translation

reserve

The

currency

translation

reserve

represents

the

cumulative

gains

and

losses

on

the

retranslation

of

the

Barclays

Bank

Group

net

investment

in
foreign

operations,

net

of

the

effects

of

hedging.
Fair

value

through

other

comprehensive

income

reserve
The

fair

value

through

other

comprehensive

income

reserve

represents

the

changes

in

the

fair

value

of

fair

value

through

other

comprehensive
income

investments

since

initial

recognition.
Cash

flow

hedging

reserve
The

cash

flow

hedging

reserve

represents

the

cumulative

gains

and

losses

on

effective

cash

flow

hedging

instruments

that

will

be

recycled

to
the

income

statement

when

the

hedged

transactions

affect

profit

or

loss.

Notes

to

the

financial

statements
Capital

instruments,

equity

and

reserves
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

172
Own

credit

reserve
The

own

credit

reserve

reflects

the

cumulative

own

credit

gains

and

losses

on

financial

liabilities

at

fair

value.

Amounts

in

the

own

credit

reserve
are

not

recycled

to

profit

or

loss

in

future

periods.
Other

reserves

and

other

shareholders’

equity
Other

reserves

relate

to

redeemed

ordinary

and

preference

shares

issued

by

the

Barclays

Bank

Group.
Included

in

other

shareholders’

equity

are

capital

notes

which

bear

interest

at

rates

fixed

periodically

in

advance,

based

on

London

interbank
rates.

These

notes

are

repayable

at

the

option

of

the

Barclays

Bank

PLC,

in

whole

on

any

interest

payment

date.

Barclays

Bank

PLC

is

not
obliged

to

make

a

payment

of

interest

on

its

capital

notes

if,

in

the

preceding

six

months,

a

dividend

has

not

been

declared

or

paid

on

any

class
of

shares

of

Barclays

PLC.
Barclays

Bank

Group
2020 2019
£m £m
Currency

translation

reserve
2,736 3,383
Fair

value

through

other

comprehensive

income

reserve
244 (139)
Cash

flow

hedging

reserve
1,181 388
Own

credit

reserve
(954) (373)
Other

reserves

and

other

shareholders'

equity
(24) (24)
Total 3,183 3,235

Notes

to

the

financial

statements
Employee

benefits
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

173
The

notes

included

in

this

section

focus

on

the

costs

and

commitments

associated

with

employing

our

staff.
29

Staff

costs
Accounting

for

staff

costs
The

Barclays

Bank

Group

applies

IAS

19
Employee

benefits

in

its

accounting

for

most

of

the

components

of

staff

costs.
Short-term

employee

benefits

–

salaries,

accrued

performance

costs

and

social

security

are

recognised

over

the

period

in

which

the

employees
provide

the

services

to

which

the

payments

relate.
Performance

costs

–

recognised

to

the

extent

that

the

Barclays

Bank

Group

has

a

present

obligation

to

its

employees

that

can

be

measured
reliably

and

are

recognised

over

the

period

of

service

that

employees

are

required

to

work

to

qualify

for

the

payments.
Deferred

cash

and

share

awards

are

made

to

employees

to

incentivise

performance

over

the

period

employees

provide

services.

To

receive
payment

under

an

award,

employees

must

provide

service

over

the

vesting

period.

The

period

over

which

the

expense

for

deferred

cash

and
share

awards

is

recognised

is

based

upon

the

period

employees

consider

their

services

contribute

to

the

awards.

For

past

awards,

the

Barclays
Bank

Group

considers

that

it

is

appropriate

to

recognise

the

awards

over

the

period

from

the

date

of

grant

to

the

date

that

the

awards

vest.

In
relation

to

awards

granted

from

2017,

the

Barclays

Bank

Group,

taking

into

account

the

changing

employee

understanding

surrounding

those
awards,

considered

it

appropriate

for

expense

to

be

recognised

over

four

years

including

the

financial

year

prior

to

the

grant

date.

The

accounting

policies

for

share-based

payments,

and

pensions

and

other

post-retirement

benefits

are

included

in

Note

30

and

Note

31
respectively.
2020 2019 2018
£m £m £m
Performance

costs
1,145 1,104 1,300
Salaries a 2,285 2,373 2,269
Social

security

costs
295 269 263
Post-retirement

benefits
b 176 184 302
Other

compensation

costs
208 237 246
Total

compensation

costs
4,109 4,167 4,380
Other

resourcing

costs
Outsourcing 142 211 287
Redundancy

and

restructuring
47 69 87
Temporary

staff

costs
14 48 54
Other 53 70 66
Total

other

resourcing

costs
256 398 494
Total

staff

costs
4,365 4,565 4,874
Notes
a

£156m

(2019:

£

123m;

2018

:

£54m)

of

compensation

was

capitalised

as

internally

generated

software.
b

Post-retirem

ent

benefits

charge

includes

£127m

(2019:

£126m;

2018

:

£99m)

in

respect

of

defined

contribution

schemes

and

£49

m

(2019:

£57

m;

2018:

£

203m)

in

respect

of
defined

benefit

schemes.
30

Share-based

payments
Accounting

for

share-based

payments
The

Barclays

Bank

Group
applies

IFRS

2
Share-based

Payments

in

accounting

for

employee

remuneration

in

the

form

of

shares.

Employee

incentives

include

awards

in

the

form

of

shares

and

share

options,

as

well

as

offering

employees

the

opportunity

to

purchase

shares
on

favourable

terms.

The

cost

of

the

employee

services

received

in

respect

of

the

shares

or

share

options

granted

is

recognised

in

the

income
statement

over

the

period

that

employees

provide

services.

The

overall

cost

of

the

award

is

calculated

using

the

number

of

shares

and

options
expected

to

vest

and

the

fair

value

of

the

shares

or

options

at

the

date

of

grant.

The

number

of

shares

and

options

expected

to

vest

takes

into

account

the

likelihood

that

performance

and

service

conditions

included

in

the
terms

of

the

awards

will

be

met.

Failure

to

meet

the

non-vesting

condition

is

treated

as

a

cancellation,

resulting

in

an

acceleration

of

recognition
of

the

cost

of

the

employee

services.
The

fair

value

of

shares

is

the

market

price

ruling

on

the

grant

date,

in

some

cases

adjusted

to

reflect

restrictions

on

transferability.

The

fair
value

of

options

granted

is

determined

using

option

pricing

models

to

estimate

the

numbers

of

shares

likely

to

vest.

These

take

into

account

the
exercise

price

of

the

option,

the

current

share

price,

the

risk-free

interest

rate,

the

expected

volatility

of

the

share

price

over

the

life

of

the

option
and

other

relevant

factors.

Market

conditions

that

must

be

met

in

order

for

the

award

to

vest

are

also

reflected

in

the

fair

value

of

the

award,

as
are

any

other

non-vesting

conditions

–

such

as

continuing

to

make

payments

into

a

share-based

savings

scheme.

The

charge

for

the

year

arising

from

share

based

payment

schemes

was

as

follows:

Notes

to

the

financial

statements
Employee

benefits
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

174
Charge

for

the

year
2020 2019 2018
£m £m £m
Deferred

Share

Value

Plan

/

Share

Value

Plan
220 244 235
Others 129 148 131
Total

equity

settled
349 392 366
Cash

settled
2 3 1
Total

share

based

payments

351
395 367
The

terms

of

the

main

current

plans

are

as

follows:
Share

Value

Plan

(SVP)
The

SVP

was

introduced

in

March

2010.

SVP

awards

have

been
granted

to

participants

in

the

form

of

a

conditional

right

to

receive

Barclays
PLC

shares

or

provisional

allocations

of

Barclays

PLC

shares

which

vest

or

are

considered

for

release

over

a

period

of

three,

five

or

seven
years.

Participants

do

not

pay

to

receive

an

award

or

to

receive

a

release

of

shares.

For

awards

granted

before

December

2017,

the

grantor
may

also

make

a

dividend

equivalent

payment

to

participants

on

release

of

a

SVP

award.

SVP

awards

are

also

made

to

eligible

employees

for
recruitment

purposes.

All

awards

are

subject

to

potential

forfeiture

in

certain

leaver

scenarios.
Deferred

Share

Value

Plan

(DSVP)
The

DSVP

was

introduced

in

February

2017.

The

terms

of

the

DSVP

are

materially

the

same

as

the

terms

of

the

SVP

as

described

above,

save
that

Executive

Directors

are

not

eligible

to

participate

in

the

DSVP

and

the

DSVP

operates

over

market

purchase

shares

only.
Other

schemes

In

addition

to

the

SVP

and

DSVP,

the

Barclays

Group

operates

a

number

of

other

schemes

settled

in

Barclays

PLC

Shares

including

Sharesave
(both

UK

and

Ireland),

Sharepurchase

(both

UK

and

overseas),

and

the

Barclays

Group

Long

Term

Incentive

Plan.

A

delivery

of

upfront

shares
to

‘Material

Risk

Takers’

can

be

made

as

a

Share

Incentive

Award

(Holding

Period).
Share

option

and

award

plans
The

weighted

average

fair

value

per

award

granted,

weighted

average

share

price

at

the

date

of

exercise/release

of

shares

during

the

year,
weighted

average

contractual

remaining

life

and

number

of

options

and

awards

outstanding

(including

those

exercisable)

at

the

balance

sheet
date

were

as

follows:

2020 2019
Weighted
average

fair
value

per

award
granted

in

year
Weighted
average

share
price

at
exercise/

release
during

year
Weighted
average
remaining
contractual
life

in

years
Number

of
options/
awards
outstanding
(000s)
Weighted
average

fair

value
per

award
granted

in

year
Weighted

average
share

price

at
exercise/

release
during

year
Weighted
average
remaining
contractual
life

in

years
Number

of
options/
awards
outstanding
(000s)
£ £ £ £
DSVP

/

SVP
a,b
1.04 1.24 1 370,006 1.43 1.60 1 297,149
Others
a
0.24-1.24 1.19-1.67 0-4 53,767 0.40-1.60 1.57-1.70 0-3 37,481
SVP

and

DSVP

are

nil

cost

awards

on

which

the

performance

conditions

are

substantially

completed

at

the

date

of

grant.

Consequently,

the

fair
value

of

these

awards

is

based

on

the

market

value

at

that

date.
Movements

in

options

and

awards
The

movement

in

the

number

of

options

and

awards

for

the

major

schemes

and

the

weighted

average

exercise

price

of

options

was:

Notes

to

the

financial

statements
Employee

benefits
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

175
DSVP

/

SVP
a,b
Others
a,c
Number

(000s)
Number

(000s)
Weighted

average
ex.

price

(£)
2020 2019 2020 2019 2020 2019
Outstanding

at

beginning

of

year/acquisition

date

297,149 242,332 37,481 38,092 1.27 1.39
Transfers

in

the

year
d 953 2,934 140 (3,042) - -
Granted

in

the

year
203,157 198,884 136,227 101,881 0.84 1.19
Exercised/released

in

the

year
(117,355) (130,695) (99,465) (91,337) 1.21 1.21
Less:

forfeited

in

the

year
(13,898) (16,306) (18,285) (7,081) 1.23 1.51
Less:

expired

in

the

year
- - (2,331) (1,032) 1.33 2.00
Outstanding

at

end

of

year
370,006 297,149 53,767 37,481 0.95 1.27
Of

which

exercisable:
- - 4,746 5,499 1.64 1.31
Notes
a

Options/award

granted

over

Barclays

PLC

shares.

b

Weighted

average

exercise

price

is

not

applicable

for

SVP

and

DSVP

awards

as

these

are

not

share

option

schemes.
c

The

number

of

awards

within

Others

at

the

end

of

the

year

principally

relates

to

Sharesave

(number

of

awards

exercisable

at

end

of

year

was

1,673,362)

.

The

weighted
average

exercise

price

relates

to

Sharesave.
d

Awards

of

employees

transferred

between

the

Barclays

Bank

Group

and

the

rest

of

the

Barclays

PLC

Group.
Awards

and

options

granted

to

employees

and

former

employees

of

the

Barclays

Bank

Group

under

the

Barclays

PLC

Group

share

plans

may
be

satisfied

using

new

issue

shares,

treasury

shares

and

market

purchase

shares

of

Barclays

PLC.

Awards

granted

to

employees

and

former
employees

of

the

Barclays

Bank

Group

under

DSVP

may

only

be

satisfied

using

market

purchase

shares

of

Barclays

PLC.
There

were

no

significant

modifications

to

the

share

based

payments

arrangements

in

2020

and

2019.
As

at

31

December

2020,

the

total

liability

arising

from

cash-settled

share

based

payments

transactions

was

£2m

(2019:

£3m).
31

Pensions

and

post-retirement

benefits
Accounting

for

pensions

and

post-retirement

benefits
The

Barclays

Bank

Group

operates

a

number

of

pension

schemes

and

post-employment

benefit

schemes.
Defined

contribution

schemes

–

the

Barclays

Bank

Group

recognises

contributions

due

in

respect

of

the

accounting

period

in

the

income
statement.

Any

contributions

unpaid

at

the

balance

sheet

date

are

included

as

a

liability.
Defined

benefit

schemes

–

the

Barclays

Bank

Group

recognises

its

obligations

to

members

of

each

scheme

at

the

period

end,

less

the

fair

value
of

the

scheme

assets

after

applying

the

asset

ceiling

test.

Each

scheme’s

obligations

are

calculated

using

the

projected

unit

credit

method.

Scheme

assets

are

stated

at

fair

value

as

at

the

period

end.
Changes

in

pension

scheme

liabilities

or

assets

(remeasurements)

that

do

not

arise

from

regular

pension

cost,

net

interest

on

net

defined
benefit

liabilities

or

assets,

past

service

costs,

settlements

or

contributions

to

the

scheme,

are

recognised

in

other

comprehensive

income.
Remeasurements

comprise

experience

adjustments

(differences

between

previous

actuarial

assumptions

and

what

has

actually

occurred),

the
effects

of

changes

in

actuarial

assumptions,

return

on

scheme

assets

(excluding

amounts

included

in

the

interest

on

the

assets)

and

any
changes

in

the

effect

of

the

asset

ceiling

restriction

(excluding

amounts

included

in

the

interest

on

the

restriction).
Post-employment

benefit

schemes

–

the

cost

of

providing

healthcare

benefits

to

retired

employees

is

accrued

as

a

liability

in

the

financial
statements

over

the

period

that

the

employees

provide

services

to

the

Barclays

Bank

Group,

using

a

methodology

similar

to

that

for

defined
benefit

pension

schemes.
Pension

schemes

UK

Retirement

Fund

(UKRF)
The

UKRF

is

the

Barclays

Bank

Group’s

main

scheme,

representing

97%

of

the

Barclays

Bank

Group’s

total

retirement

benefit

obligations.
Barclays

Bank

PLC

is

the

principal

employer

of

the

UKRF.

The

UKRF

was

closed

to

new

entrants

on

1

October

2012,

and

comprises

10
sections,

the

two

most

significant

of

which

are:

◾

Afterwork,

which

comprises

a

contributory

cash

balance

defined

benefit

element,

and

a

voluntary

defined

contribution

element.

The

cash
balance

element

is

accrued

each

year

and

revalued

until

Normal

Retirement

Age

in

line

with

the

increase

in

Retail

Price

Index

(RPI)

(up

to

a
maximum

of

5%

p.a.).

An

increase

of

up

to

2%

a

year

may

also

be

added

at

Barclays

Bank

PLC’s

discretion.

The

costs

of

ill-health
retirements

and

death

in

service

benefits

for

Afterwork

members

are

borne

by

the

UKRF.

The

main

risks

that

the

Barclays

Bank

Group

runs

in
relation

to

Afterwork

are

limited

although

additional

contributions

are

required

if

pre-retirement

investment

returns

are

not

sufficient

to

provide
for

the

benefits.
◾

The

1964

Pension

Scheme.

Most

employees

recruited

before

July

1997

built

up

benefits

in

this

non-contributory

defined

benefit

scheme

in
respect

of

service

up

to

31

March

2010.

Pensions

were

calculated

by

reference

to

service

and

pensionable

salary.

From

1

April

2010,
members

became

eligible

to

accrue

future

service

benefits

in

either

Afterwork

or

the

Pension

Investment

Plan

(PIP),

a

historic

defined
contribution

section

which

is

now

closed

to

future

contributions.

The

risks

that

the

Barclays

Bank

Group

runs

in

relation

to

the

1964

section

are
typical

of

final

salary

pension

schemes,

principally

that

investment

returns

fall

short

of

expectations,

that

inflation

exceeds

expectations,

and
that

retirees

live

longer

than

expected.
Barclays

Pension

Savings

Plan

(BPSP)
The

BPSP

is

a

defined

contribution

scheme

providing

benefits

for

all

new

UK

hires

from

1

October

2012,

BPSP

is

not

subject

to

the

same
investment

return,

inflation

or

life

expectancy

risks

for

the

Barclays

Bank

Group

that

defined

benefit

schemes

are.

Members’

benefits

reflect
contributions

paid

and

the

level

of

investment

returns

achieved.

Notes

to

the

financial

statements
Employee

benefits
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

176

Other
Apart

from

the

UKRF

and

the

BPSP,

the

Barclays

Bank

Group

operates

a

number

of

smaller

pension

and

long-term

employee

benefits

and
post-retirement

health

care

plans

globally,

the

largest

of

which

are

the

US

defined

benefit

schemes.

Many

of

the

schemes

are

funded,

with
assets

backing

the

obligations

held

in

separate

legal

vehicles

such

as

trusts.

Others

are

operated

on

an

unfunded

basis.

The

benefits

provided,
the

approach

to

funding,

and

the

legal

basis

of

the

schemes,

reflect

local

environments.

Governance

The

UKRF

operates

under

trust

law

and

is

managed

and

administered

on

behalf

of

the

members

in

accordance

with

the

terms

of

the

Trust

Deed
and

Rules

and

all

relevant

legislation.

The

Corporate

Trustee

is

Barclays

Pension

Funds

Trustees

Limited,

a

private

limited

company

and

a
wholly

owned

subsidiary

of

Barclays

Bank

PLC.

The

Trustee

is

the

legal

owner

of

the

assets

of

the

UKRF

which

are

held

separately

from

the
assets

of

the

Barclays

Bank

Group.
The

Trustee

Board

comprises

six

Management

Directors

selected

by

Barclays

Bank

PLC,

of

whom

three

are

independent

Directors

with

no
relationship

with

the

Barclays

Bank

Group

(and

who

are

not

members

of

the

UKRF),

plus

three

Member

Nominated

Directors

selected

from
eligible

active

members

of

the

UKRF,

deferred

members

or

pensioner

members

who

apply

for

the

role.
The

BPSP

is

a

Group

Personal

Pension

arrangement

which

operates

as

a

collection

of

personal

pension

plans.

Each

personal

pension

plan

is

a
direct

contract

between

the

employee

and

the

BPSP

provider

(Legal

&

General

Assurance

Society

Limited),

and

is

regulated

by

the

FCA.
Similar

principles

of

pension

governance

apply

to

the

Barclays

Bank

Group’s

other

pension

schemes,

depending

on

local

legislation.
Amounts

recognised
The

following

tables

include

amounts

recognised

in

the

income

statement

and

an

analysis

of

benefit

obligations

and

scheme

assets

for

all
Barclays

Bank

Group

defined

benefit

schemes.

The

net

position

is

reconciled

to

the

assets

and

liabilities

recognised

on

the

balance

sheet.

The
tables

include

funded

and

unfunded

post-retirement

benefits.

Income

statement

charge
2020 2019
£m £m
Current

service

cost
53
58
Net

finance

cost
(40)
(48)
Past

service

cost
(4)
–

Other

movements
–

1
Total 9 11
The

Barclays

Bank

PLC

is

the

principal

employer

of

the

UKRF

and

hence

Scheme

Assets

and

Defined

Benefit

Obligations

relating

to

the

UKRF
are

recognised

within

the

Barclays

Bank

Group.

Barclays

Bank

UK

Plc

and

Barclays

Execution

Services

Limited

are

participating

employers

in
the

UKRF

and

their

share

of

the

UKRF

service

cost

is

borne

by

them.

Of

the

£232m

current

service

cost

in

the

table

on

the

next

page,

£93m
relates

to

Barclays

Bank

UK

Plc

and

£86m

relates

to

Barclays

Execution

Services

Limited.

While

the

entire

current

service

cost

is

accounted

for
in

the

Barclays

Bank

Group

on

balance

sheet,

the

income

statement

charge

is

accounted

for

across

all

the

participating

employers.

Notes

to

the

financial

statements
Employee

benefits
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

177
Balance

sheet

reconciliation
2020 2019
Barclays

Bank

Group
Total
Of

which

relates

to

UKRF
Barclays

Bank

Group

Total
Of

which

relates

to

UKRF
£m £m £m £m
Benefit

obligation

at

beginning

of

the

year
(30,298) (29,304) (28,237) (27,301)
Current

service

cost
(232) (217) (226) (210)
Interest

costs

on

scheme

liabilities
(573) (549) (747) (718)
Past

service

cost
4

-

-

-

Remeasurement

(loss)/gain

-

financial
(3,439) (3,358) (3,087) (2,964)
Remeasurement

(loss)/gain

-

demographic
(281) (286) 223 214
Remeasurement

(loss)/gain

-

experience
243 237 277 266
Employee

contributions
(5) (1)
(5) (1)
Benefits

paid
1,406 1,370 1,459 1,410
Exchange

and

other

movements
44

-

45

-

Benefit

obligation

at

end

of

the

year
(33,131) (32,108) (30,298) (29,304)
Fair

value

of

scheme

assets

at

beginning

of

the
year
32,093 31,362
29,722 29,036
Interest

income

on

scheme

assets
613 595
795 774
Employer

contribution
265 248
755 731
Settlements

-

-

(2)

-

Remeasurement

-

return

on

plan

assets

greater
than

discount

rate
3,411 3,328 2,312 2,230
Employee

contributions
5 1 5 1
Benefits

paid
(1,406) (1,370) (1,459) (1,410)
Exchange

and

other

movements
(268) (249) (35)

-

Fair

value

of

scheme

assets

at

the

end

of

the
year 34,713 33,915 32,093 31,362
Net

surplus/(deficit)
1,582 1,807 1,795 2,058
Retirement

benefit

assets
1,814 1,807 2,108 2,058
Retirement

benefit

liabilities
(232)

-

(313)

-

Net

retirement

benefit

assets/(liabilities)
1,582 1,807 1,795 2,058
Included

within

the

Barclays

Bank

Group’s

benefit

obligation

was

£866m

(2019:

£760m)

relating

to

overseas

pensions

and

£157m

(2019:
£166m)

relating

to

other

post-employment

benefits.
As

at

31

December

2020,

the

UKRF’s

scheme

assets

were

in

surplus

versus

IAS

19

obligations

by

£1,807m

(2019:

£2,058m).

The

movement
for

the

UKRF

was

driven

by

a

net

decrease

in

the

discount

rate

and

changes

to

pension

increase

assumptions,

offset

partially

by

higher

than
assumed

asset

returns.

During

the

year

the

UKRF

invested

in

non-transferable

listed

senior

gilt-backed

notes

for

£750m,

partially

financed

by
£500m

deficit

contributions

(the

“Heron

2”

transaction).

The

net

impact

of

£250m

on

plan

assets

is

shown

as

an

outflow

under

“Exchange

and
other

movements”;

further

details

of

Heron

2

can

be

found

on

page

180.
The

weighted

average

duration

of

the

benefit

payments

reflected

in

the

defined

benefit

obligation

for

the

UKRF

is

17

years.

The

UKRF

expected
benefits

are

projected

to

be

paid

out

for

in

excess

of

50

years,

although

25%

of

the

total

benefits

are

expected

to

be

paid

in

the

next

10

years;
30%

in

years

11

to

20

and

25%

in

years

20

to

30.

The

remainder

of

the

benefits

are

expected

to

be

paid

beyond

30

years.

Of

the

£1,370m

(2019:

£1,410m)

UKRF

benefits

paid

out,

£520m

(2019:

£580m)

related

to

transfers

out

of

the

fund.
Where

a

scheme’s

assets

exceed

its

obligation,

an

asset

is

recognised

to

the

extent

that

it

does

not

exceed

the

present

value

of

future
contribution

holidays

or

refunds

of

contributions

(the

asset

ceiling).

In

the

case

of

the

UKRF

the

asset

ceiling

is

not

applied

as,

in

certain
specified

circumstances

such

as

wind-up,

the

Barclays

Bank

Group

expects

to

be

able

to

recover

any

surplus.

Similarly,

a

liability

in

respect

of
future

minimum

funding

requirements

is

not

recognised.
The

UKRF

Trustee

does

not

have

a

substantive

right

to

augment

benefits,

nor

does

it
have

the

right

to

wind

up

the

plan

except

in

the

dissolution

of

Barclays

Bank

PLC

or

termination

of

contributions

by

Barclays

Bank

PLC.

The
application

of

the

asset

ceiling

to

other

plans

and

recognition

of

additional

liabilities

in

respect

of

future

minimum

funding

requirements

are
considered

on

an

individual

plan

basis.
Critical

accounting

estimates

and

judgements
Actuarial

valuation

of

the

schemes’

obligation

is

dependent

upon

a

series

of

assumptions.

Below

is

a

summary

of

the

main

financial

and
demographic

assumptions

adopted

for

the

UKRF.
Key

UKRF

financial

assumptions
2020 2019
%

p.a.
%

p.a.
Discount

rate
1.29 1.92
Inflation

rate

(RPI)
2.99 3.02

Notes

to

the

financial

statements
Employee

benefits
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

178
The

UKRF

discount

rate

assumption

for

2020

was

based

on

a

standard

Willis

Towers

Watson

RATE

Link

model.

The

UKRF

discount

rate
assumption

for

2019

was

based

on

a

variant

of

the

standard

Willis

Towers

Watson

RATE

Link

model

that

included

all

bonds

rated

AA

by

at

least
one

of

the

four

major

ratings

agencies,

and

assumed

that

forward

rates

after

year

30

were

flat.

The

change

in

discount

rate

methodology

as

at
31

December

2020

led

to

a

remeasurement

gain

of

£1.2bn.

The

RPI

inflation

assumption

for

2020

was

set

by

reference

to

the

Bank

of
England’s

implied

inflation

curve.

The

inflation

assumption

incorporates

a

deduction

of

20

basis

points

as

an

allowance

for

an

inflation

risk
premium.

The

methodology

used

to

derive

the

inflation

assumptions

is

consistent

with

that

used

at

the

prior

year

end.
The

UKRF’s

post-retirement

mortality

assumptions

are

based

on

a

best

estimate

assumption

derived

from

an

analysis

in

2019

of

the

UKRF’s
own

post-retirement

mortality

experience,

and

taking

account

of

recent

evidence

from

published

mortality

surveys.

An

allowance

has

been

made
for

future

mortality

improvements

based

on

the

2019

core

projection

model

published

by

the

Continuous

Mortality

Investigation

Bureau

subject
to

a

long-term

trend

of

1.5%

per

annum

in

future

improvements.

The

methodology

used

is

consistent

with

the

prior

year

end,

except

that

the
2018

core

projection

model

was

used

at

2019.

The

table

below

shows

how

the

assumed

life

expectancy

at

60,

for

members

of

the

UKRF,

has
varied

over

the

past

three

years.
Assumed

life

expectancy
2020 2019 2018
Life

expectancy

at

60

for

current

pensioners

(years)
–

Males
27.2 27.1 27.7
–

Females
29.4 29.3 29.4
Life

expectancy

at

60

for

future

pensioners

currently

aged

40

(years)
–

Males
29.0 28.9 29.2
–

Females
31.2 31.1 31.0
On

11

December

2020,

the

UKRF

entered

into

a

£5bn

longevity

swap

to

hedge

around

a

quarter

of

current

pensioner

liabilities

against
unexpected

increases

in

life

expectancy.

The

swap

will

form

part

of

the

UKRF’s

investment

portfolio

and

provide

income

in

the

event

that
pensions

are

paid

out

for

longer

than

expected.

The

UKRF

Trustee

established

a

Guernsey

based

captive

insurer

(Barclays

UKRF

No.1

IC
Limited)

to

act

as

an

insurance

intermediary

between

the

UKRF

and

swap

provider.

The

swap

is

not

included

directly

within

the

balance

sheet

of
Barclays

Bank

Group

as

it

is

an

asset

of

the

UKRF.

At

31

December

2020,

the

swap

is

valued

at

nil

fair

value

as

it

is

considered

to

remain

at

fair
market

value

for

both

parties

over

the

very

limited

period

from

11

December

2020

to

31

December

2020.
Sensitivity

analysis

on

actuarial

assumptions
The

sensitivity

analysis

has

been

calculated

by

valuing

the

UKRF

liabilities

using

the

amended

assumptions

shown

in

the

table

below

and
keeping

the

remaining

assumptions

the

same

as

disclosed

in

the

table

above,

except

in

the

case

of

the

inflation

sensitivity

where

other
assumptions

that

depend

on

assumed

inflation

have

also

been

amended

correspondingly.

The

difference

between

the

recalculated

liability
figure

and

that

stated

in

the

balance

sheet

reconciliation

table

above

is

the

figure

shown.

The

selection

of

these

movements

to

illustrate

the
sensitivity

of

the

defined

benefit

obligation

to

key

assumptions

should

not

be

interpreted
as

Barclays

Bank

Group

expressing

any

specific

view
of

the

probability

of

such

movements

happening.
Change

in

key

assumptions
2020 2019
(Decrease)/Incre
ase

in

UKRF
defined

benefit
obligation
(Decrease)/Increa
se

in

UKRF
defined

benefit
obligation
£bn £bn
Discount

rate
0.50%

p.a.

increase
(2.5) (2.3)
0.25%

p.a.

increase
(1.3)
(1.2)
0.25%

p.a.

decrease
1.4 1.2
0.50%

p.a.

decrease
2.9 2.6
Assumed

RPI
0.50%

p.a.

increase
1.8 1.5
0.25%

p.a.

increase
0.9 0.8
0.25%

p.a.

decrease
(0.9) (0.7)
0.50%

p.a.

decrease
(1.8)
(1.4)
Life

expectancy

at

60
One

year

increase
1.2 1.0
One

year

decrease
(1.2) (1.0)
Assets
A

long-term

investment

strategy

has

been

set

for

the

UKRF,

with

its

asset

allocation

comprising

a

mixture

of

equities,

bonds,

property

and

other
appropriate

assets.

This

recognises

that

different

asset

classes

are

likely

to

produce

different

long-term

returns

and

some

asset

classes

may

be
more

volatile

than

others.

The

long-term

investment

strategy

ensures,

among

other

aims,

that

investments

are

adequately

diversified.
The

UKRF

also

employs

derivative

instruments,

where

appropriate,

to

achieve

a

desired

exposure

or

return,

or

to

match

assets

more

closely

to
liabilities.

The

value

of

assets

shown

reflects

the

assets

held

by

the

schemes,

with

any

derivative

holdings

reflected

on

a

fair

value

basis.

Notes

to

the

financial

statements
Employee

benefits
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

179
The

value

of

the

assets

of

the

schemes

and

their

percentage

in

relation

to

total

scheme

assets

were

as

follows:

Analysis

of

scheme

assets
Barclays

Bank

Group

Total
Of

which

relates

to

UKRF
Quoted
a
Unquoted
a
Value
%

of

total

fair

value

of

scheme

assets Quoted
a
Unquoted
a
Value
%

of

total

fair

value

of

scheme

assets
£m £m £m % £m £m £m %
As

at

31

December

2020
Equities
567 1,498 2,065 5.9 378 1,498 1,876 5.5
Private

equities

- 2,233 2,233 6.4 - 2,233 2,233 6.6
Bonds

-

fixed

government
4,205 110 4,315 12.4 3,932 110 4,042 11.9
Bonds

-

index-linked

government
10,706 1,014 11,720 33.8 10,697 1,014 11,711 34.6
Bonds

-

corporate

and

other
7,439 1,678 9,117 26.3 7,214 1,678 8,892 26.2
Property 10 1,416 1,426 4.1 - 1,416 1,416 4.2
Infrastructure - 1,812 1,812 5.2 - 1,812 1,812 5.3
Cash

and

liquid

assets
64 1,830 1,894 5.5 46 1,830 1,876 5.5
Mixed

investment

funds
9 - 9
–

- - - -
Other 14 108 122 0.4 - 57 57 0.2
Fair

value

of

scheme

assets

23,014 11,699 34,713 100.0 22,267 11,648 33,915 100.0
As

at

31

December

2019
b
Equities 942 1,568 2,510 7.8 768 1,568 2,336 7.4
Private

equities

- 2,083 2,083 6.5 - 2,083 2,083 6.6
Bonds

-

fixed

government
3,574 300 3,874 12.1 3,303 299 3,602 11.5
Bonds

-

index-linked

government
10,355 681 11,036 34.4 10,345 682 11,027 35.2
Bonds

-

corporate

and

other
6,260 2,297 8,557 26.6 6,069 2,295 8,364 26.7
Property 11 1,633 1,644 5.1 - 1,633 1,633 5.2
Infrastructure - 1,558 1,558 4.9 - 1,558 1,558 5.0
Cash

and

liquid

assets
596 170 766 2.4 576 169 745 2.4
Other - 65 65 0.2 - 14 14
–

Fair

value

of

scheme

assets

21,738 10,355 32,093 100.0 21,061 10,301 31,362 100.0
Notes
a

Valuations

on

unquoted

assets

are

provided

by

the

underlying

managers

or

qualified

independent

valuers.

Valuations

on

complex

instruments

are

based

on

UKRF

custodian
valuations.

All

valuations

are

determined

in

accordance

with

relevant

industry

guidance.
b

Analysis

of

scheme

assets

for

2019

is

restated

with

a

quoted/unquoted

split.
Included

within

the

fair

value

of

scheme

assets

were

nil

(2019:

nil)

relating

to

shares

in

Barclays

PLC

and

nil

(2019:

nil)

relating

to

bonds

issued
by

Barclays

PLC

or

Barclays

Bank

Group.

The

UKRF

also

invests

in

pooled

investment

vehicles

which

may

hold

shares

or

debt

issued

by
Barclays

PLC.
The

UKRF

assets

above

do

not

include

the

Senior

Notes

asset

referred

to

in

the

section

below

on

Triennial

Valuation,

as

these

are

non-
transferable

instruments

and

not

recognised

under

IAS19.
Approximately

45%

of

the

UKRF

assets

are

invested

in

liability-driven

investment

strategies;

primarily

UK

gilts

as

well

as

interest

rate

and
inflation

swaps.

These

are

used

to

better

match

the

assets

to

its

liabilities.

The

swaps

are

used

to

reduce

the

scheme’s

inflation

and

duration
risks

against

its

liabilities.

Triennial

Valuation
The

latest

annual

update

as

at

30

September

2020

showed

the

funding

deficit

had

improved

to

£0.9bn

from

the

£2.3bn

shown

at

the

30
September

2019

triennial

valuation.

The

improvement

was

mainly

due

to

£1.0bn

of

deficit

contributions

paid

over

the

year.
The

main

differences

between

the

funding

and

accounting

assumptions

are

a

different

approach

to

setting

the

discount

rate

and

a

more
conservative

longevity

assumption

for

funding.

The

deficit

reduction

contributions

agreed

with

the

UKRF

Trustee

as

part

of

the

30

September

2019

triennial

valuation

recovery

plan

are

shown
in

the

table

below.

Notes

to

the

financial

statements
Employee

benefits
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

180
Deficit

reduction
contributions

under

the

30

September

2019
valuation
Year
£m
Cash

paid:
2020 500
Future

commitments:
2021 700
2022 294
2023 286
2024

-

2026
-

On

12

June

2020,

Barclays

Bank

PLC

paid

the

£500m

deficit

reduction

contribution

agreed

for

2020

and

at

the

same

time

the

UKRF

subscribed
for

non-transferrable

listed

senior

fixed

rate

notes

for

£750m,

backed

by

UK

gilts

(the

Senior

Notes).

These

Senior

Notes

entitle

the

UKRF

to
semi-annual

coupon

payments

for

five

years,

and

full

repayment

in

cash

in

three

equal

tranches

in

2023,

2024,

and

at

final

maturity

in

2025.

The
Senior

Notes

were

issued

by

Heron

Issuer

Number

2

Limited

(Heron

2),

an

entity

that

is

consolidated

within

the

Barclays

Bank

Group

under
IFRS

10.

As

a

result

of

the

investment

in

Senior

Notes,

the

regulatory

capital

impact

of

the

£500m

deficit

reduction

contribution

paid

on

12

June
2020

takes

effect

in

2023,

2024

and

2025

on

maturity

of

the

notes.

As

the

UKRF's

investment

in

the

Senior

Notes

does

not

qualify

as

a

plan
asset

under

IAS

19,

the

£500m

deficit

reduction

contribution

does

not

appear

in

the

IAS19

plan

assets

nor

as

an

employer

contribution

as

at

31
December

2020,

and

the

additional

£250m

scheme

investment

appears

as

an

outflow

in

the

balance

sheet

reconciliation

under

'Exchange

and
other

movements’.

The

£250m

additional

investment

by

the

UKRF

in

the

Senior

Notes

has

a

positive

capital

impact

in

2020

which

is

reduced
equally

in

2023,

2024

and

2025

on

the

maturity

of

the

notes.

Heron

2

acquired

a

total

of

£750m

of

gilts

from

Barclays

Bank

PLC

for

cash

to
support

payments

on

the

senior

notes.

A

transaction

with

a

similar

structure

was

agreed

as

part

of

the

2019

triennial

actuarial

valuation.

On

11
December

2019,

Barclays

Bank

PLC

paid

the

£500m

deficit

reduction

contribution

agreed

for

2019

and

at

the

same

time

the

UKRF

subscribed
for

non-transferrable

listed

senior

fixed

rate

notes

for

£500m,

backed

by

UK

gilts

(the

Senior

Notes).

These

Senior

Notes

entitle

the

UKRF

to
semi-annual

coupon

payments

for

five

years,

and

full

repayment

in

cash

at

maturity

in

2024.

As

the

UKRF's

investment

in

these

Senior

Notes
does

not

qualify

as

a

plan

asset

under

IAS

19,

the

2019

£500m

deficit

reduction

contribution

also

does

not

appear

in

the

IAS19

plan

assets.

No
liability

is

recognised

under

IAS19

for

the

obligation

to

make

deficit

reduction

contributions

or

to

repay

the

Senior

Notes,

as

settlement

gives

rise
to

both

a

reduction

in

cash

and

a

corresponding

increase

in

net

defined

benefit

assets.
The

deficit

reduction

contributions

are

in

addition

to

the

regular

contributions

to

meet

the

Barclays

Bank

Group’s

share

of

the

cost

of

benefits
accruing

over

each

year.

The

next

funding

valuation

of

the

UKRF

is

due

to

be

completed

in

2023

with

an

effective

date

of

30

September

2022.
Other

support

measures

agreed

which

remain

in

place
Collateral

–

The

UKRF

Trustee

and

Barclays

Bank

PLC

have

entered

into

an

arrangement

whereby

a

collateral

pool

has

been

put

in

place

to
provide

security

for

the

UKRF

funding

deficit

as

it

increases

or

decreases

over

time.

The

collateral

pool

is

currently

made

up

of

government
securities,

and

agreement

was

made

with

the

Trustee

to

cover

at

least

100%

of

the

funding

deficit

with

an

overall

cap

of

£9bn.

The

arrangement
provides

the

UKRF

Trustee

with

dedicated

access

to

the

pool

of

assets

in

the

event

of

Barclays

Bank

PLC

not

paying

a

deficit

reduction
contribution

to

the

UKRF

or

in

the

event

of

Barclays

Bank

PLC’s

insolvency.

These

assets

are

included

within

Note

37

Assets

pledged,

collateral
received

and

assets

transferred.
Support

from

Barclays

PLC

–

In

the

event

of

Barclays

Bank

PLC

not

paying

a

deficit

reduction

contribution

payment

required

by

a

specified

pre-
payment

date,

Barclays

PLC

has

entered

into

an

arrangement

whereby

it

will

be

required

to

use,

in

first

priority,

dividends

received

from
Barclays

Bank

UK

PLC

(if

any)

to

invest

the

proceeds

in

Barclays

Bank

PLC

(up

to

the

maximum

amount

of

the

deficit

reduction

contribution
unpaid

by

Barclays

Bank

PLC).

The

proceeds

of

the

investment

will

be

used

to

discharge

Barclays

Bank

PLC’s

unpaid

deficit

reduction
contribution.
Participation

–

As

permitted

under

the

Financial

Services

and

Markets

Act

2000

(Banking

Reform)

(Pensions)

Regulations

2015,

Barclays

Bank
UK

PLC

is

a

participating

employer

in

the

UKRF

and

will

remain

so

during

a

transitional

phase

until

September

2025

as

set

out

in

a

deed

of
participation.

Barclays

Bank

UK

PLC

will

make

contributions

for

the

future

service

of

its

employees

who

are

currently

Afterwork

members

and,

in
the

event

of

Barclays

Bank

PLC’s

insolvency

during

this

period

provision

has

been

made

to

require

Barclays

Bank

UK

PLC

to

become

the
principal

employer

of

the

UKRF.

Barclays

Bank

PLC’s

Section

75

debt

would

be

triggered

by

the

insolvency

(the

debt

would

be

calculated

after
allowing

for

the

payment

to

the

UKRF

of

the

collateral

above).
Defined

benefit

contributions

paid

with

respect

to

the

UKRF

were

as

follows:
Contributions

paid
£m
2020 748
2019 1,231
2018 741
There

were

nil

(2019:

nil)

Section

75

contributions

included

within

the

Barclays

Bank

Group’s

contributions

paid

as

no

participating

employers
left

the

UKRF

in

2020.
The

Barclays

Bank

Group’s

expected

contribution

to

the

UKRF

in

respect

of

defined

benefits

in

2021

is

£783m

(2020:

£560m).

In

addition,

the
expected

contributions

to

UK

defined

contribution

schemes

in

2021

is

£9m

(2020:

£7m)

to

the

UKRF

and

£47m

(2020:

£41m)

to

the

BPSP.

Notes

to

the

financial

statements
Scope

of

consolidation
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

181
The

section

presents

information

on

the

Barclays

Bank

Group’s

investments

in

subsidiaries,

joint

ventures

and

associates

and

its

interests

in
structured

entities.

Detail

is

also

given

on

securitisation

transactions

the

Barclays

Bank

Group

has

entered

into

and

arrangements

that

are

held
off

-balance

sheet.
32

Principal

subsidiaries
Barclays

Bank

Group

applies

IFRS

10
Consolidated

Financial

Statements
.

The

consolidated

financial

statements

combine

the

financial
statements

of

Barclays

Bank

PLC

and

all

of

its

subsidiaries.

Subsidiaries

are

entities

over

which

Barclays

Bank

Group

has

control.

Under

IFRS
10,

this

is

when

Barclays

Bank

Group

is

exposed

or

has

rights

to

variable

returns

from

its

involvement

in

the

entity

and

has

the

ability

to

affect
those

returns

through

its

power

over

the

entity.
Barclays

Bank

Group

reassesses

whether

it

controls

an

entity

if

facts

and

circumstances

indicate

that

there

have

been

changes

to

its

power,

its
rights

to

variable

returns

or

its

ability

to

use

its

power

to

affect

the

amount

of

its

returns.
Intra-group

transactions

and

balances

are

eliminated

on

consolidation

and

consistent

accounting

policies

are

used

throughout

the

Barclays
Bank

Group

for

the

purposes

of

the

consolidation.

Changes

in

ownership

interests

in

subsidiaries

are

accounted

for

as

equity

transactions

if
they

occur

after

control

has

been

obtained

and

they

do

not

result

in

loss

of

control.
The

significant

judgements

used

in

applying

this

policy

are

set

out

below.
Accounting

for

investment

in

subsidiaries
In

the

individual

financial

statements

of

Barclays

Bank

PLC,

investments

in

subsidiaries

are

stated

at

cost

less

impairment.
Investments

in

subsidiaries,

the

majority

of

which

are

engaged

in

banking

related

activities,

are

recorded

on

the

balance

sheet

at

historical

cost
less

any

impairment.

At

31

December

2020

the

historical

cost

of

investments

in

subsidiaries

was

£18,059m

(2019:

£16,606m),

and

impairment
allowances

recognised

against

these

investments

totalled

£279m

(2019:

£501m).

The

increase

in

historical

cost

is

predominantly

due

to

capital
injections

into

Barclays

Bank

Ireland

PLC.

The

reduction

in

impairment

is

predominantly

due

to

the

liquidation

of

subsidiaries

which

had

been
previously

impaired.

At

the

end

of

each

reporting

period

an

impairment

review

is

undertaken

in

respect

of

investment

in

subsidiaries.

Impairment

is

indicated

where
the

investment

exceeds

the

recoverable

amount.
The

recoverable

amount

is

an

estimate

of

fair

value

less

costs

to

sell.
The

investment

in
Barclays

Investment

Management

Limited

of

£704m

showed

a

recoverable

amount

of

£688m

resulting

in

an

impairment

being

recognised

of
£16m.

Also,

the

investment

in

BNC

Brazil

Consultoria

Empresarial

Limitada

of

£35m

showed

a

recoverable

amount

of

£24m

resulting

in

an
impairment

being

recognised

of

£11m.

The

recoverable

amount

was

higher

than

the

carrying

value

of

all

other

investments

in

subsidiaries.
Principal

subsidiaries

of

the

Barclays

Bank

Group

are

set

out

below.

This

includes

those

subsidiaries

that

are

most

significant

in

the

context

of
the

Barclays

Bank

Group’s

business,

results

or

financial

position.
Principal

place

of
business

or
incorporation
Percentage

of
voting

rights
held
Non-controlling
interests

-
proportion

of
ownership
interests
Non-controlling
interests

-
proportion

of
voting

interests
Company

Name
Nature

of

business
% % %
Barclays

Bank

Ireland

PLC
Ireland Banking 100 - -
Barclays

Capital

Inc.
United

States
Securities

dealing
100 - -
Barclays

Capital

Securities

Limited
United

Kingdom
Securities

dealing
100 - -
Barclays

Securities

Japan

Limited
Japan
Securities

dealing
100 - -
Barclays

US

LLC
United

States
Holding

company
100 - -
Barclays

Bank

Delaware
United

States
Credit

card

issuer

100 - -
The

country

of

registration

or

incorporation

is

also

the

principal

area

of

operation

of

each

of

the

above

subsidiaries.
Ownership

interests

are

in

some

cases

different

to

voting

interests

due

to

the

existence

of

non-voting

equity

interests,

such

as

preference
shares.

Significant

judgements

and

assumptions

used

to

determine

the

scope

of

the

consolidation
Determining

whether

the

Barclays

Bank

Group

has

control

of

an

entity

is

generally

straightforward

based

on

ownership

of

the

majority

of

the
voting

capital.

However,

in

certain

instances,

this

determination

will

involve

significant

judgement,

particularly

in

the

case

of

structured

entities
where

voting

rights

are

often

not

the

determining

factor

in

decisions

over

the

relevant

activities.

This

judgement

will

involve

assessing

the
purpose

and

design

of

the

entity.

It

will

also

often

be

necessary

to

consider

whether

the

Barclays

Bank

Group,

or

another

involved

party

with
power

over

the

relevant

activities,

is

acting

as

a

principal

in

its

own

right

or

as

an

agent

on

behalf

of

others.

There

is

also

often

considerable

judgement

involved

in

the

ongoing

assessment

of

control

over

structured

entities.

In

this

regard,

where

market
conditions

have

deteriorated

such

that

the

other

investors’

exposures

to

the

structure’s

variable

returns

have

been

substantively

eliminated,

the
Barclays

Bank

Group

may

conclude

that

the

managers

of

the

structured

entity

are

acting

as

its

agent

and

therefore

will

consolidate

the
structured

entity.

An

interest

in

equity

voting

rights

exceeding

50%

would

typically

indicate

that

the

Barclays

Bank

Group

has

control

of

an

entity.

However,

the
entity

set

out

below

is

excluded

from

consolidation

because

the

Barclays

Bank

Group

does

not

have

exposure

to

its

variable

returns.

Notes

to

the

financial

statements
Scope

of

consolidation
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

182
Country

of

registration

or

incorporation
Company

name
Percentage

of

voting
rights

held

(%)
Equity

shareholders'
funds

(£m)
Retained

profit

for

the
year

(£m)
Cayman

Islands
Palomino

Limited
100
–

–

This

entity

is

managed

by

an

external

counterparty

and

consequently

is

not

controlled

by

the

Barclays

Bank

Group.

Interests

relating

to

this
entity

are

included

in

Note

33.
Significant

restrictions
As

is

typical

for

a

group

of

its

size

and

international

scope,

there

are

restrictions

on

the

ability

of

the

Barclays

Bank

Group

to

obtain

distributions
of

capital,

access

the

assets

or

repay

the

liabilities

of

members

of

its

Group

due

to

the

statutory,

regulatory

and

contractual

requirements

of

its
subsidiaries

and

due

to

the

protective

rights

of

non-controlling

interests.

These

are

considered

below.
Regulatory

requirements
The

Barclays

Bank

Group’s

principal

subsidiary

companies

have

assets

and

liabilities

before

intercompany

eliminations

of

£417bn

(2019:
£307bn)

and

£393bn

(2019:

£285bn)

respectively.

Certain

of

these

assets

and

liabilities

are

subject

to

prudential

regulation

and

regulatory
capital

requirements

in

the

countries

in

which

they

are

regulated.

These

require

entities

to

maintain

minimum

capital

levels

which

cannot

be
returned

to

the

parent

company,

Barclays

Bank

PLC,

on

a

going

concern

basis.
In

order

to

meet

capital

requirements,

subsidiaries

may

issue

certain

equity

accounted

and

debt

accounted

financial

instruments

such

as

Tier

1
and

Tier

2

capital

instruments

and

other

forms

of

subordinated

liabilities.

Refer

to

Note

26

and

Note

27

for

particulars

of

these

instruments.
These

instruments

may

be

subject

to

cancellation

clauses

or

preference

share

restrictions

that

would

limit

the

ability

of

the

entity

to

repatriate
the

capital

on

a

timely

basis.
Liquidity

requirements
Regulated

subsidiaries

of

the

Barclays

Bank

Group

are

required

to

meet

PRA

or

local

regulatory

requirements

pertaining

to

liquidity.

Some

of
the

regulated

subsidiaries

include

Barclays

Capital

Securities

Limited

(which

is

regulated

on

a

combined

basis

with

Barclays

Bank

PLC

under

a
Domestic

Liquidity

Sub-Group

(DoLSub)

arrangement),

Barclays

Bank

Ireland

PLC,

Barclays

Capital

Inc.

and

Barclays

Bank

Delaware

Inc.

See
pages

55

to

57

for

further

details

of

liquidity

requirements,

including

those

of

the

Barclays

Bank

Group’s

significant

subsidiaries.
Statutory

requirements

The

Barclays

Bank

Group’s

subsidiaries

are

subject

to

statutory

requirements

not

to

make

distributions

of

capital

and

unrealised

profits

and
generally

to

maintain

solvency.

These

requirements

restrict

the

ability

of

subsidiaries

to

make

remittances

of

dividends

to

Barclays

Bank

PLC,
the

parent,

except

in

the

event

of

a

legal

capital

reduction

or

liquidation.

In

m

ost

cases

the

regulatory

restrictions

referred

to

above

exceed

the
statutory

restrictions.
Asset

encumbrance
The

Barclays

Bank

Group

uses

its

financial

assets

to

raise

finance

in

the

form

of

securitisations

and

through

the

liquidity

schemes

of

central
banks,

as

well

as

to

provide

security

to

the

UK

Retirement

Fund.

Once

encumbered,

the

assets

are

not

available

for

transfer

around

the
Barclays

Bank

Group.

The

assets

typically

affected

are

disclosed

in

Note

36.
Other

restrictions
The

Barclays

Bank

Group

is

required

to

maintain

balances

with

central

banks

and

other

regulatory

authorities

and

these

amounted

to

£3,119m
(2019:

£4,505m).

33

Structured

entities
A

structured

entity

is

an

entity

in

which

voting

or

similar

rights

are

not

the

dominant

factor

in

deciding

control.

Structured

entities

are

generally
created

to

achieve

a

narrow

and

well-defined

objective

with

restrictions

around

their

ongoing

activities.

Depending

on

the

Barclays

Bank

Group’s

power

over

the

activities

of

the

entity

and

its

exposure

to

and

ability

to

influence

its

own

returns,

it

may
consolidate

the

entity.

In

other

cases,

it

may

sponsor

or

have

exposure

to

such

an

entity

but

not

consolidate

it.
Consolidated

structured

entities
The

Barclays

Bank

Group

has

contractual

arrangements

which

may

require

it

to

provide

financial

support

to

the

following

types

of

consolidated
structured

entities:
◾

Securitisation:

The

Barclays

Bank

Group

uses

securitisation

as

a

source

of

financing

and

a

means

of

risk

transfer.

Refer

to

Note

35
for

further

detail.
◾

Commercial

paper

(CP)

and

medium-term

note

conduits:

The

Barclays

Bank

Group

provided

£11.7

bn

(2019:

£8.3bn)

in

undrawn
contractual

backstop

liquidity

facilities

to

CP

conduits.
◾

Employee

benefit

trusts:

The

Barclays

Bank

Group

provides

capital

contributions

to

employee

benefit

trusts

to

enable

them

to

meet
obligations

to

employees

in

relation

to

share-based

remuneration

arrangements.

◾

Other

trusts:

During

2020,

the

Barclays

Bank

Group

provided

undrawn

liquidity

facilities

of

£2.9bn

(2019:

£2.5bn)

to

certain

trusts.
Unconsolidated

structured

entities

in

which

the

Barclays

Bank

Group

has

an

interest
An

interest

in

a

structured

entity

is

any

form

of

contractual

or

non-contractual

involvement

which

creates

variability

in

returns

arising

from

the
performance

of

the

entity

for

the

Barclays

Bank

Group.

Such

interests

include

holdings

of

debt

or

equity

securities,

derivatives

that

transfer
financial

risks

from

the

entity

to

the

Barclays

Bank

Group,

lending,

loan

commitments,

financial

guarantees

and

investment

management
agreements.

Notes

to

the

financial

statements
Scope

of

consolidation
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

183
Interest

rate

swaps,

foreign

exchange

derivatives

that

are

not

complex

and

which

expose

the

Barclays

Bank

Group

to

insignificant

credit

risk

by
being

senior

in

the

payment

waterfall

of

a

securitisation

and

derivatives

that

are

determined

to

introduce

risk

or

variability

to

a

structured

entity
are

not

considered

to

be

an

interest

in

an

entity

and

have

been

excluded

from

the

disclosures

below.
The

nature

and

extent

of

the

Barclays

Bank

Group’s

interests

in

structured

entities

is

summarised

below:
Summary

of

interests

in

unconsolidated

structured

entities
Secured
financing
Short-term
traded
interests
Traded
derivatives
Other

interests
Total
£m £m £m £m £m
As

at

31

December

2020
Assets
Trading

portfolio

assets
- 11,361 - - 11,361
Financial

assets

at

fair

value

through

the

income

statement
56,265 - - 2,780 59,045
Derivative

financial

instruments
- - 2,968 - 2,968
Financial

assets

at

fair

value

through

other

comprehensive

income
- - - 153 153
Loans

and

advances

at

amortised

cost
- - - 18,418 18,418
Reverse

repurchase

agreements

and

other

similar

secured

lending
10 - - - 10
Other

assets
- - - 11 11
Total

assets
56,275 11,361 2,968 21,362 91,966
Liabilities
Derivative

financial

instruments
- - 7,075 - 7,075
As

at

31

December

2019
Assets
Trading

portfolio

assets
- 9,585 - 76 9,661
Financial

assets

at

fair

value

through

the

income

statement
32,859 - - 2,500 35,359
Derivative

financial

instruments
- - 2,369 - 2,369
Financial

assets

at

fair

value

through

other

comprehensive

income
- - - 391 391
Loans

and

advances

at

amortised

cost
- - - 17,092 17,092
Reverse

repurchase

agreements

and

other

similar

secured

lending
77 - - - 77
Other

assets
- - - 22 22
Total

assets
32,936 9,585 2,369 20,081 64,971
Liabilities
Derivative

financial

instruments
- - 3,171 2,437 5,608
Secured

financing

arrangements,

short-term

traded

interests

and

traded

derivatives

are

typically

managed

under

market

risk

management
policies

described

in

the

Market

risk

management

section

which

includes

an

indication

of

the

change

of

risk

measures

compared

to

last

year.
For

this

reason,

the

total

assets

of

these

entities

are

not

considered

meaningful

for

the

purposes

of

understanding

the

related

risks

and

so

have
not

been

presented.

Other

interests

include

conduits

and

lending

where

the

interest

is

driven

by

normal

customer

demand.
Secured

financing

The

Barclays

Bank

Group

routinely

enters

into

reverse

repurchase

contracts,

stock

borrowing

and

similar

arrangements

on

normal

commercial
terms

where

the

counterparty

to

the

arrangement

is

a

structured

entity.

Due

to

the

nature

of

these

arrangements,

especially

the

transfer

of
collateral

and

ongoing

margining,

the

Barclays

Bank

Group

has

minimal

exposure

to

the

performance

of

the

structured

entity

counterparty.

This
includes

margin

lending

which

is

presented

under

financial

assets

at

fair

value

through

the

income

statement

to

align

to

the

balance

sheet
presentation.
Short-term

traded

interests
The

Barclays

Bank

Group

buys

and

sells

interests

in

structured

entities

as

part

of

its

trading

activities,

for

example,

retail

mortgage-backed
securities,

collateralised

debt

obligations

and

similar

interests.

Such

interests

are

typically

held

individually

or

as

part

of

a

larger

portfolio

for

no
more

than

90

days.

In

such

cases,

the

Barclays

Bank

Group

typically

has

no

other

involvement

with

the

structured

entity

other

than

the
securities

it

holds

as

part

of

trading

activities

and

its

maximum

exposure

to

loss

is

restricted

to

the

carrying

value

of

the

asset.
As

at

31

December

2020,

£10,682m

(2019:

£8,903m)

of

the

Barclays

Bank

Group’s

£11,361

m

(2019:

£9,585m)

short-term

traded

interests

were
comprised

of

debt

securities

issued

by

asset

securitisation

vehicles.
Traded

derivatives
The

Barclays

Bank

Group

enters

into

a

variety

of

derivative

contracts

with

structured

entities

which

reference

market

risk

variables

such

as
interest

rates,

foreign

exchange

rates

and

credit

indices

among

other

things.

The

main

derivative

types

which

are

considered

interests

in
structured

entities

include

index-based

and

entity

specific

credit

default

swaps,

balance

guaranteed

swaps,

total

return

swaps,

commodities
swaps,

and

equity

swaps.

A

description

of

the

types

of

derivatives

and

the

risk

management

practices

are

detailed

in

Note

13.

The

risk

of

loss

Notes

to

the

financial

statements
Scope

of

consolidation
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

184
may

be

mitigated

through

ongoing

margining

requirements

as

well

as

a

right

to

cash

flows

from

the

structured

entity

which

are

senior

in

the
payment

waterfall.

Such

margining

requirements

are

consistent

with

market

practice

for

many

derivative

arrangements

and

in

line

with

the
Barclays

Bank

Group’s

normal

credit

policies.
Derivative

transactions

require

the

counterparty

to

provide

cash

or

other

collateral

under

margining

agreements

to

mitigate

counterparty

credit
risk.

The

Barclays

Bank

Group

is

mainly

exposed

to

settlement

risk

on

these

derivatives

which

is

mitigated

through

daily

margining.

Total
notional

contract

amounts

were

£153,894m

(2019:

£314,170m).
Except

for

credit

default

swaps

where

the

maximum

exposure

to

loss

is

the

swap

notional

amount,

it

is

not

possible

to

estimate

the

maximum
exposure

to

loss

in

respect

of

derivative

positions

as

the

fair

value

of

derivatives

is

subject

to

changes

in

market

rates

of

interest,

exchange
rates

and

credit

indices

which

by

their

nature

are

uncertain.

In

addition,

the

Barclays

Bank

Group’s

losses

would

be

subject

to

mitigating

action
under

its

traded

market

risk

and

credit

risk

policies

that

require

the

counterparty

to

provide

collateral

in

cash

or

other

assets

in

most

cases.
Other

interests

in

unconsolidated

structured

entities
The

Barclays

Bank

Group’s

interests

in

structured

entities

not

held

for

the

purposes

of

short-term

trading

activities

are

set

out

below,
summarised

by

the

purpose

of

the

entities

and

limited

to

significant

categories,

based

on

maximum

exposure

to

loss.
Nature

of

interest
Multi-seller
conduit
programmes Lending Other Total
£m £m £m £m
As

at

31

December

2020
Trading

portfolio

assets
-

-

-

-

Financial

assets

at

fair

value

through

the

income

statement
-

15 2,765 2,780
Financial

assets

at

fair

value

through

other

comprehensive

income
-

106 47 153
Loans

and

advances

at

amortised

cost
5,146 12,475 797 18,418
Other

assets
8 3
-

11
Total

on-balance

sheet

exposures
5,154 12,599 3,609 21,362
Total

off

-balance

sheet

notional

amounts
11,750 7,531
-

19,281
Maximum

exposure

to

loss
16,904 20,130 3,609 40,643
Total

assets

of

the

entity
87,004 153,990 14,110 255,104
As

at

31

December

2019
Trading

portfolio

assets
-

-

76 76
Financial

assets

at

fair

value

through

the

income

statement
-

-

2,500 2,500
Financial

assets

at

fair

value

through

other

comprehensive

income
-

-

391 391
Loans

and

advances

at

amortised

cost
5,930 7,874 3,288 17,092
Other

assets
17 4 1 22
Total

on-balance

sheet

exposures
5,947 7,878 6,256 20,081
Total

off

-balance

sheet

notional

amounts
8,649 3,732 1,621 14,002
Maximum

exposure

to

loss
14,596 11,610 7,877 34,083
Total

assets

of

the

entity
78,716 139,210 16,139 234,065
Maximum

exposure

to

loss
Unless

specified

otherwise

below,

the

Barclays

Bank

Group’s

maximum

exposure

to

loss

is

the

total

of

its

on-balance

sheet

positions

and

its

off-
balance

sheet

arrangements,

being

loan

commitments

and

financial

guarantees.

Exposure

to

loss

is

mitigated

through

collateral,

financial
guarantees,

the

availability

of

netting

and

credit

protection

held.
Multi-seller

conduit

programme
The

multi-seller

conduit

engages

in

providing

financing

to

various

clients

and

holds

whole

or

partial

interests

in

pools

of

receivables

or

similar
obligations.

These

instruments

are

protected

from

loss

through

over-collateralisation,

seller

guarantees,

or

other

credit

enhancements

provided
to

the

conduit.

The

Barclays

Bank

Group’s

off

-balance

sheet

exposure

included

in

the

table

above

represents

liquidity

facilities

that

are

provided
to

the

conduit

for

the

benefit

of

the

holders

of

the

commercial

paper

issued

by

the

conduit

and

will

only

be

drawn

where

the

conduit

is

unable

to
access

the

commercial

paper

market.

If

these

liquidity

facilities

are

drawn,

the

Barclays

Bank

Group

is

protected

from

loss

through

over-
collateralisation,

seller

guarantees,

or

other

credit

enhancements

provided

to

the

conduit.
Lending
The

portfolio

includes

lending

provided

by

the

Barclays

Bank

Group

to

unconsolidated

structured

entities

in

the

normal

course

of

its

lending
business

to

earn

income

in

the

form

of

interest

and

lending

fees

and

includes

loans

to

structured

entities

that

are

generally

collateralised

by
property,

equipment

or

other

assets.

All

loans

are

subject

to

the

Barclays

Bank

Group’s

credit

sanctioning

process.

Collateral

arrangements

are
specific

to

the

circumstances

of

each

loan

with

additional

guarantees

and

collateral

sought

from

the

sponsor

of

the

structured

entity

for

certain
arrangements.

During

the

period

the

Barclays

Bank

Group

incurred

an

impairment

of

£22m

(2019:

£7m)

against

such

facilities.

Notes

to

the

financial

statements
Scope

of

consolidation
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

185
Other
This

includes

fair

value

loans

with

structured

entities

where

the

market

risk

is

materially

hedged

with

corresponding

derivative

contracts,
interests

in

debt

securities

issued

by

securitisation

vehicles

and

drawn

and

undrawn

loan

facilities

to

these

entities.

In

addition,

other

includes
investment

funds

with

interests

restricted

to

management

fees

based

on

the

performance

of

the

fund

and

trusts

held

on

behalf

of

beneficiaries
with

interests

restricted

to

unpaid

fees.
Assets

transferred

to

sponsored

unconsolidated

structured

entities

Assets

transferred

to

sponsored

unconsolidated

structured

entities

were

£730m

(2019:

£471m).
34

Investments

in

associates

and

joint

ventures
Accounting

for

associates

and

joint

ventures
The

Barclays

Bank

Group

applies

IAS

28
Investments

in

Associates

and

IFRS

11
Joint

Arrangements
.

Associates

are

entities

in

which

the
Barclays

Bank

Group

has

significant

influence,

but

not

control,

over

the

operating

and

financial

policies.

Generally

the

Barclays

Bank

Group
holds

more

than

20%,

but

less

than

50%,

of

their

voting

shares.

Joint

ventures

are

arrangements

where

the

Barclays

Bank

Group

has

joint
control

and

rights

to

the

net

assets

of

the

entity.

The

Barclays

Bank

Group’s

investments

in

associates

and

joint

ventures

are

initially

recorded

at

cost

and

increased

(or

decreased)

each

year
by

the

Barclays

Bank

Group’s

share

of

the

post

acquisition

profit/(loss).

The

Barclays

Bank

Group

ceases

to

recognise

its

share

of

the

losses

of
equity

accounted

associates

when

its

share

of

the

net

assets

and

amounts

due

from

the

entity

have

been

written

off

in

full,

unless

it

has

a
contractual

or

constructive

obligation

to

make

good

its

share

of

the

losses.

In

some

cases,

investments

in

these

entities

may

be

held

at

fair
value

through

profit

or

loss,

for

example,

those

held

by

private

equity

businesses.

There

are

no

individually

significant

investments

in

joint

ventures

or

associates

held

by

Barclays

Bank

Group.

2020
2019
Associates
Joint

ventures
Total Associates
Joint

ventures
Total
£m £m £m £m £m £m
Equity

accounted

(Group)
24 - 24 30 265 295
Summarised

financial

information

for

the

Barclays

Bank

Group’s

equity

accounted

associates

and

joint

ventures

is

set

out

below.

The

amounts
shown

are

the

Barclays

Bank

Group’s

share

of

the

net

income

of

the

investees

for

the

year

ended

31

December

2020,

with

the

exception

of
certain

undertakings

for

which

the

amounts

are

based

on

accounts

made

up

to

dates

not

earlier

than

three

months

before

the

balance

sheet
date.
Associates
Joint

ventures
2020 2019 2020 2019
£m £m £m £m
Profit/(loss)

from

continuing

operations
(1)
19
2
43
Other

comprehensive

income

/

(expenses)
(3)
-
-
2
Total

comprehensive

income/(loss)

from

continuing

operations
(4) 19 2 45
Unrecognised

shares

of

the

losses

of

individually

immaterial

associates

and

joint

ventures

were

£nil

(2019:

£nil).
The

Barclays

Bank

commitments

and

contingencies

to

its

associates

and

joint

ventures

comprised

unutilised

credit

facilities

provided

to
customers

of

£nil

(2019:

£1,726m).
35

Securitisations
Accounting

for

securitisations
The

Barclays

Bank

Group

uses

securitisations

as

a

source

of

finance

and

a

means

of

risk

transfer.

Such

transactions

generally

result

in

the
transfer

of

contractual

cash

flows

from

portfolios

of

financial

assets

to

holders

of

issued

debt

securities.
Securitisations

may,

depending

on

the

individual

arrangement,

result

in

continued

recognition

of

the

securitised

assets

and

the

recognition

of

the
debt

securities

issued

in

the

transaction;

lead

to

partial

continued

recognition

of

the

assets

to

the

extent

of

the

Barclays

Bank

Group’s

continuing
involvement

in

those

assets

or

lead

to

derecognition

of

the

assets

and

the

separate

recognition,

as

assets

or

liabilities,

of

any

rights

and
obligations

created

or

retained

in

the

transfer.

Full

derecognition

only

occurs

when

the

Barclays

Bank

Group

transfers

both

its

contractual

right
to

receive

cash

flows

from

the

financial

assets,

or

retains

the

contractual

rights

to

receive

the

cash

flows,

but

assumes

a

contractual

obligation

to
pay

the

cash

flows

to

another

party

without

materia

l

delay

or

reinvestment,

and

also

transfers

substantially

all

the

risks

and

rewards

of
ownership,

including

credit

risk,

prepayment

risk

and

interest

rate

risk.
In

the

course

of

its

normal

banking

activities,

the

Barclays

Bank

Group

makes

transfers

of

financial

assets,

either

where

legal

rights

to

the

cash
flows

from

the

asset

are

passed

to

the

counterparty

or

beneficially,

where

the

Barclays

Bank

Group

retains

the

rights

to

the

cash

flows

but
assumes

a

responsibility

to

transfer

them

to

the

counterparty.

Depending

on

the

nature

of

the

transaction,

this

may

result

in

derecognition

of

the
assets

in

their

entirety,

partial

derecognition

or

no

derecognition

of

the

assets

subject

to

the

transfer.

A

summary

of

the

main

transactions,

and

the

assets

and

liabilities

and

the

financial

risks

arising

from

these

transactions,

is

set

out

below:
Transfers

of

financial

assets

that

do

not

result

in

derecognition
Securitisations

Notes

to

the

financial

statements
Scope

of

consolidation
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

186
The

Barclays

Bank

Group

was

party

to

securitisation

transactions

involving

its

credit

card

balances.

In

these

transactions,

the

assets,

interests

in

the

assets,

or

beneficial

interests

in

the

cash

flows

arising

from

the

assets,

are

transferred

to

a
special

purpose

entity,

which

then

issues

interest

bearing

debt

securities

to

third

party

investors.

Securitisations

may,

depending

on

the

individual

arrangement,

result

in

continued

recognition

of

the

securitised

assets

and

the

recognition

of

the
debt

securities

issued

in

the

transaction.

Partial

continued

recognition

of

the

assets

to

the

extent

of

the

Barclays

Bank

Group’s

continuing
involvement

in

those

assets

can

also

occur

or

derecognition

of

the

assets

and

the

separate

recognition,

as

assets

or

liabilities,

of

any

rights

and
obligations

created

or

retained

in

the

transfer.

The

following

table

shows

the

carrying

amount

of

securitised

assets

that

have

not

resulted

in

full

derecognition,

together

with

the

associated
liabilities,

for

each

category

of

asset

on

the

balance

sheet:
2020 2019
Assets
Liabilities

Assets
Liabilities

Carrying
amount

Fair

value
Carrying
amount

Fair

value
Carrying
amount

Fair

value
Carrying
amount

Fair

value
£m £m £m £m £m £m £m £m
Barclays

Bank

Group
Loans

and

advances

at

amortised
cost
Credit

cards,

unsecured

loans

and
other

retail

lending
963 1,051 (952) (966)
3,035 3,183 (2,426) (2,429)
Balances

included

within

loans

and

advances

at

amortised

cost

represent

securitisations

where

substantially

all

the

risks

and

rewards

of

the
asset

have

been

retained

by

Barclays

Bank

Group.

The

relationship

between

the

transferred

assets

and

the

associated

liabilities

is

that

holders

of

notes

may

only

look

to

cash

flows

from

the
securitised

assets

for

payments

of

principal

and

interest

due

to

them

under

the

terms

of

their

notes,

although

the

contractual

terms

of

their

notes
may

be

different

to

the

maturity

and

interest

of

the

transferred

assets.
For

transfers

of

assets

in

relation

to

repurchase

agreements,

see

Note

36.

Continuing

involvement

in

financial

assets

that

have

been

derecognised
In

some

cases,

the

Barclays

Bank

Group

may

have

transferred

a

financial

asset

in

its

entirety

but

may

have

continuing

involvement

in

it.

This
arises

in

asset

securitisations

where

loans

and

asset

backed

securities

were

derecognised

as

a

result

of

the

Barclays

Bank

Group’s

involvement
with

asset

backed

securities,

residential

mortgage

backed

securities

and

commercial

mortgage

securities.

Continuing

involvement

largely

arises
from

providing

financing

into

these

structures

in

the

form

of

retained

notes,

which

do

not

bear

first

losses.

The

table

below

shows

the

potential

financial

implications

of

such

continuing

involvement:

Continuing

involvement
a
Gain/(loss)

from

continuing
involvement
Carrying

amount

Fair

value
Maximum
exposure

to

loss
For

the

year
ended
Cumulative

to

31
December
Type

of

transfer
£m £m £m £m £m
2020
Asset

Backed

Securities
56 56 56 1 1
Residential

mortgage

backed

securities
49 49 49 1 1
Commercial

mortgage

backed

securities
243 237 243 2 6
Total 348 342 348 4 8
2019
Commercial

mortgage

backed

securities
189 188 189 1 4
Total 189 188 189 1 4
Note
a

Assets

which

represent

the

Barclays

Bank

Group’s

continuing

involvement

in

derecognised

assets

are

recorded

in

Loans

and

advances

at

amortised

cost

and

Debt

Securities
at

FVTP&L.
36

Assets

pledged,

collateral

received

and

assets

transferred
Assets

are

pledged

or

transferred

as

collateral

to

secure

liabilities

under

repurchase

agreements,

securitisations

and

stock

lending

agreements
or

as

security

deposits

relating

to

derivatives.

Assets

transferred

are

non-cash

assets

transferred

to

a

third

party

that

do

not

qualify

for
derecognition

from

the

Barclays

Bank

Group’s

balance

sheet,

for

example

because

the

Barclays

Bank

Group

retains

substantially

all

the
exposure

to

those

assets

under

an

agreement

to

repurchase

them

in

the

future

for

a

fixed

price.

Notes

to

the

financial

statements
Scope

of

consolidation
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

187
Where

non-cash

assets

are

pledged

or

transferred

as

collateral

for

cash

received,

the

asset

continues

to

be

recognised

in

full,

and

a

related
liability

is

also

recognised

on

the

balance

sheet.

Where

non-cash

assets

are

pledged

or

transferred

as

collateral

in

an

exchange

for

non-cash
assets,

the

transferred

asset

continues

to

be

recognised

in

full,

and

there

is

no

associated

liability

as

the

non-cash

collateral

received

is

not
recognised

on

the

balance

sheet.

The

Barclays

Bank

Group

is

unable

to

use,

sell

or

pledge

the

transferred

assets

for

the

duration

of

the
transaction

and

remains

exposed

to

interest

rate

risk

and

credit

risk

on

these

pledged

assets.

Unless

stated,

the

counterparty's

recourse

is

not
limited

to

the

transferred

assets.
The

following

table

summarises

the

nature

and

carrying

amount

of

the

assets

pledged

as

security

against

these

liabilities:
Barclays

Bank

Group
2020 2019
£m £m
Cash

collateral

and

settlements
69,271
61,158
Loans

and

advances

at

amortised

cost
25,437 18,726
Trading

portfolio

assets
76,750
65,341
Financial

assets

at

fair

value

through

the

income

statement
5,584
8,107
Financial

assets

at

fair

value

through

other

comprehensive

income
15,303
8,011
Assets

pledged
192,345 161,343

Notes

to

the

financial

statements
Scope

of

consolidation
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

188
The

following

table

summarises

the

transferred

financial

assets

and

the

associated

liabilities:
Barclays

Bank

Group
Transferred

assets
Associated

liabilities
£m £m
At

31

December

2020
Derivatives 72,732 (72,732)
Repurchase

agreements
58,398 (39,044)
Securities

lending

arrangements
59,824 -
Other 1,391 (1,134)
192,345 (112,910)
At

31

December

2019
Derivatives 64,061 (64,061)
Repurchase

agreements
35,562 (22,981)
Securities

lending

arrangements
53,099 -
Other 8,621 (4,430)
161,343 (91,472)
Included

within

Other

are

agreements

where

a

counterparty's

recourse

is

limited

to

the

transferred

assets.

The

relationship

between

the
transferred

assets

and

the

associated

liabilities

is

that

holders

of

notes

may

only

look

to

cash

flows

from

the

securitised

assets

for

payments

of
principal

and

interest

due

to

them

under

the

terms

of

their

notes.
Carrying

value
Fair

value
Transferred
assets
Associated
liabilities
Transferred
assets
Associated
liabilities
Net

position
£m £m £m £m £m
Barclays

Bank

Group
2020
Recourse

to

transferred

assets

only
963 (952) 1,051 (966) 85
2019
Recourse

to

transferred

assets

only
3,035 (2,426) 3,183 (2,429) 754
The

Barclays

Bank

Group

has

an

additional

£3.1bn

(2019:

£2.5bn)

of

loans

and

advances

within

its

asset

backed

funding

programmes

that

can
readily

be

used

to

raise

additional

secured

funding

and

are

available

to

support

future

issuances.

Total

assets

pledged

includes

a

collateral

pool

put

in

place

to

provide

security

for

the

UKRF

funding

deficit,

as

referred

to

in

Note

31.
Collateral

held

as

security

for

assets
Under

certain

transactions,

including

reverse

repurchase

agreements

and

stock

borrowing

transactions,

the

Barclays

Bank

Group

is

allowed

to
resell

or

re-pledge

the

collateral

held.

The

fair

value

at

the

balance

sheet

date

of

collateral

accepted

and

re-pledged

to

others

was

as

follows:
Barclays

Bank

Group
2020 2019
£m £m
Fair

value

of

securities

accepted

as

collateral
792,317 660,999
Of

which

fair

value

of

securities

re-pledged/transferred

to

others
684,389 554,111
Additional

disclosure

has

been

included

in

collateral

and

other

credit

enhancements

on

pages

48

to

50.

Notes

to

the

financial

statements
Other

disclosure

matters
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

189
The

notes

included

in

this

section

focus

on

related

party

transactions,

Auditors’

remuneration,

Directors’

remuneration

and

Transition
disclosures.

Related

parties

include

any

subsidiaries,

associates,

joint

ventures

and

Key

Management

Personnel.
37

Related

party

transactions

and

Directors’

remuneration
Related

party

transactions

Parties

are

considered

to

be

related

if

one

party

has

the

ability

to

control

the

other

party

or

exercise

significant

influence

over

the

other

party

in
making

financial

or

operational

decisions,

or

one

other

party

controls

both.
Parent

company
The

parent

company,

which

is

also

the

ultimate

parent

company,

is

Barclays

PLC,

which

holds

100%

of

the

issued

ordinary

shares

of

Barclays
Bank

PLC.

Subsidiaries
Transactions

between

Barclays

Bank

PLC

and

its

subsidiaries

also

meet

the

definition

of

related

party

transactions.

Where

these

are

eliminated
on

consolidation,

they

are

not

disclosed

in

the

Barclays

Bank

Group’s

financial

statements.

A

list

of

the

Barclays

Bank

Group’s

principal
subsidiaries

is

shown

in

Note

32.
Fellow

subsidiaries
Transactions

between

the

Barclays

Bank

Group

and

other

subsidiaries

of

the

parent

company

also

meet

the

definition

of

related

party
transactions.

Associates,

joint

ventures

and

other

entities
The

Barclays

Bank

Group

provides

banking

services

to

its

associates,

joint

ventures

and

the

Barclays

Bank

Group

pension

funds

(principally

the
UK

Retirement

Fund),

providing

loans,

overdrafts,

interest

and

non-interest

bearing

deposits

and

current

accounts

to

these

entities

as

well

as
other

services.

Barclays

Bank

Group

companies

also

provide

investment

management

and

custodian

services

to

the

Barclays

Bank

Group
pension

schemes.

All

of

these

transactions

are

conducted

on

the

same

terms

as

third

party

transactions.

Summarised

financial

information

for
the

Barclays

Bank

Group’s

investments

in

associates

and

joint

ventures

is

set

out

in

Note

34.
Amounts

included

in

the

Barclays

Bank

Group’s

financial

statements,

in

aggregate,

by

category

of

related

party

entity

are

as

follows:
Parent
Fellow
subsidiaries Associates
Joint

ventures
Pension

funds
£m £m £m £m £m
For

the

year

ended

and

as

at

31

December

2020
Total

income
(606) 41 - - 3
Credit

impairment

charges
- - - - -
Operating

expenses
(62) (2,937) - - (1)
Total

assets
6,803 1,917 - - 4
Total

liabilities
25,819 3,954 66 - 69
For

the

year

ended

and

as

at

31

December

2019
Total

income
(717) 53 - 12 3
Credit

impairment

charges
- - - - -
Operating

expenses
(90) (3,023) (5) - -
Total

assets
2,097 2,165 - 1,303 3
Total

liabilities
24,876 1,600 - - 75
Total

liabilities

includes

derivatives

transacted

on

behalf

of

the

pensions

funds

of

£13m

(2019:

£6m).
Key

Management

Personnel
Key

Management

Personnel

are

defined

as

those

persons

having

authority

and

responsibility

for

planning,

directing

and

controlling

the

activities
of

Barclays

Bank

PLC

(directly

or

indirectly)

and

comprise

the

Directors

and

Officers

of

Barclays

Bank

PLC,

certain

direct

reports

of

the

Chief
Executive

Officer

and

the

heads

of

major

business

units

and

functions.
The

Barclays

Bank

Group

provides

banking

services

to

Key

Management

Personnel

and

persons

connected

to

them.

Transactions

during

the
year

and

the

balances

outstanding

were

as

follows:

Notes

to

the

financial

statements
Other

disclosure

matters
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

190
Loans

outstanding
2020
2019
£m
£m
As

at

1

January
- 14.6
Loans

issued

during

the

year
a - 0.1
Loan

repayments

during

the

year
b
- (14.7)
As

at

31

December

-
-
Notes
a

Includes

loans

issued

to

existing

Key

Management

Personnel

and

new

or

existing

loans

issued

to

newly

appointed

Key

Management

Personnel.
b

Includes

loan

repayments

by

existing

Key

Management

Personnel

and

loans

to

former

Key

Management

Personnel.
No

allowances

for

impairment

were

recognised

in

respect

of

loans

to

Key

Management

Personnel

(or

any

connected

person).
Deposits

outstanding
2020 2019
£m £m
As

at

1

January
4.2 2.9
Deposits

received

during

the

year
a 13.3 11.5
Deposits

repaid

during

the

year
b (14.1) (10.2)
As

at

31

December

3.4 4.2
Notes
a

Includes

deposits

received

from

existing

Key

Management

Personnel

and

new

or

existing

deposits

received

from

newly

appointed

Key

Management

Personnel.
b

Includes

deposits

repaid

by

existing

Key

Management

Personnel

and

deposits

of

former

Key

Management

Personnel.
Total

commitments

outstanding
Total

commitments

outstanding

refer

to

the

total

of

any

undrawn

amounts

on

credit

card

and/or

overdraft

facilities

provided

to

Key

Management
Personnel.

Total

commitments

outstanding

as

at

31

December

2020

were

£0.2m

(2019:

£0.1m).
All

loans

to

Key

Management

Personnel

(and

persons

connected

to

them)

were

made

in

the

ordinary

course

of

business;

were

made

on
substantially

the

same

terms,

including

interest

rates

and

collateral,

as

those

prevailing

at

the

same

time

for

comparable

transactions

with

other
persons;

and

did

not

involve

more

than

a

normal

risk

of

collectability

or

present

other

unfavourable

features.
Remuneration

of

Key

Management

Personnel
Total

remuneration

awarded

to

Key

Management

Personnel

below

represents

the

awards

made

to

individuals

that

have

been

approved

by

the
Board

Remuneration

Committee

as

part

of

the

latest

remuneration

decisions.

Costs

recognised

in

the

income

statement

reflect

the

accounting
charge

for

the

year

included

within

operating

expenses.

The

difference

between

the

values

awarded

and

the

recognised

income

statement
charge

principally

relates

to

the

recognition

of

deferred

costs

for

prior

year

awards.

Figures

are

provided

for

the

period

that

individuals

met

the
definition

of

Key

Management

Personnel.
2020 2019
£m £m
Salaries

and

other

short-term

benefits
37.5

37.6
Pension

costs
0.1

0.2
Other

long-term

benefits
7.2

9.1
Share-based

payments
12.4

14.2
Employer

social

security

charges

on

emoluments
6.0

6.0
Costs

recognised

for

accounting

purposes
63.2

67.1
Employer

social

security

charges

on

emoluments
(6.0) (6.0)
Other

long-term

benefits

–

difference

between

awards

granted

and

costs

recognised
0.4

(1.0)
Share-based

payments

–

difference

between

awards

granted

and

costs

recognised
1.3

(0.7)
Total

remuneration

awarded
58.9

59.4
Disclosure

required

by

the

Companies

Act

2006
The

following

information

regarding

the

Barclays

Bank

PLC

Board

of

Directors

is

presented

in

accordance

with

the

Companies

Act

2006:

Notes

to

the

financial

statements
Other

disclosure

matters
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

191
2020 2019
£m £m
Aggregate

emoluments
a 6.4 7.6
Amounts

paid

under

LTIPs
b - 0.2
6.4 7.8

Notes
a

The

aggregate

emoluments

include

amounts

paid

for

the

2020

year

.

In

addition,

deferr

ed

cash

and

share

awards

for

2020

with

a

total

value

at

grant

of

£0.6m

(2019:

£1.9m)
will

be

made

to

Directors

which

will

only

vest

subjec

t

to

meeting

certain

conditions

.

b

No

LTIP

amo

unts

were

received

by

the

Executive

Directors

in

2020

as

the

release

of

the

first

tranche

of

the

2017

-2019

LTIP

was

delayed

from

June

2020

to

March

2021.
There

were

no

pension

contributions

paid

to

defined

contribution

schemes

on

behalf

of

Directors

(2019:

£11,932

).

There

were

no

notional
pension

contributions

to

defined

contribution

schemes.

As

at

31

December

2020,

there

were

no

Directors

accruing

benefits

under

a

defined

benefit

scheme

(2019:

nil).
The

aggregate

amount

of

compensation

payable

to

departing

officers

in

respect

of

loss

of

office

was

£1,850,713.
Of

the

figures

in

the

table

above,

the

amounts

attributable

to

the

highest

paid

Director

in

respect

of

qualifying

services

are

as

follows:
2020 2019
£m £m
Aggregate

emoluments
a 3.0 3.2
Amounts

paid

under

LTIPs
- -
3.0 3.2

Note
a

The

aggregate

emoluments

i

nclude

amounts

paid

for

the

2020

year.

In

addition,

a

deferred

share

award

for

20

20

with

a

value

at

grant

of

£0.4

m

(2019:

£1.2m)

will

be

made

to
the

highest

paid

Director

which

will

only

vest

subject

to

meeting

certain

conditions.
There

were

no

actual

pension

contributions

to

defined

contribution

schemes

on

behalf

of

the

highest

paid

Director

(2019:

£nil).

There

were

no
notional

pension

contributions

to

defined

contribution

schemes.
Advances

and

credit

to

Directors

and

guarantees

on

behalf

of

Directors
In

accordance

with

Section

413

of

the

Companies

Act

2006,

the

total

amount

of

advances

and

credits

made

available

in

2020

to

persons

who
served

as

Directors

during

the

year

was

£nil

(2019:

£nil).

The

total

value

of

guarantees

entered

into

on

behalf

of

Directors

during

2020

was

£nil
(2019:

£nil).
38

Discontinued

operations

and

assets

included

in

disposal

groups

classified

as

held

for

sale

and

associated

liabilities
Accounting

for

non-current

assets

held

for

sale

and

associated

liabilities
The

Barclays

Bank

Group

applies

IFRS

5
Non-current

Assets

Held

for

Sale

and

Discontinued

Operations.
Non-current

assets

(or

disposal

groups)

are

classified

as

held

for

sale

when

their

carrying

amount

is

to

be

recovered

principally

through

a

sale
transaction

rather

than

continuing

use.

In

order

to

be

classified

as

held

for

sale,

the

asset

must

be

available

for

immediate

sale

in

its

present
condition

subject

only

to

terms

that

are

usual

and

customary

and

the

sale

must

be

highly

probable.

Non-current

assets

(or

disposal

groups)

held
for

sale

are

measured

at

the

lower

of

carrying

amount

and

fair

value

less

cost

to

sell.
A

component

of

the

Barclays

Bank

Group

that

has

either

been

disposed

of

or

is

classified

as

held

for

sale

is

presented

as

a

discontinued
operation

if

it

represents

a

separate

major

line

of

business

or

geographical

area

of

operations,

is

part

of

a

single

coordinated

plan

to

dispose

of
the

separate

major

line

or

geographical

area

of

operations,

or

if

it

is

a

subsidiary

acquired

exclusively

with

a

view

to

re-sale.
Barclays

Bank

Group
During

the

year,

Barclays

Bank

PLC

sold

its

investments

in

Barclaycard

International

Payments

Limited,

Entercard

Group

AB,

Carnegie
Holdings

Limited

and

Barclays

Mercantile

Business

Finance

Limited

to

Barclays

Principal

Investments

Limited,

a

fellow

Barclays

PLC

Group
company,

at

their

fair

values

of

£102m,

£292m,

£188m

and

£154m

respectively.

Barclays

Bank

PLC

recorded

profit

on

disposal

of

£56m,
£192m,

£133m

and

£23m

in

respect

of

these

transactions.

The

Barclays

Bank

Group

recorded

profit

on

disposal

of

£45m,

£13m,

£57m

and
£11m.
UK

banking

business
Following

the

court

approval

of

the

ring-fencing

transfer

scheme

on

9

March

2018,

the

UK

banking

business

largely

comprising

Personal
Banking,

Barclaycard

Consumer

UK

and

Business

Banking

customers,

and

related

assets

and

liabilities

was

transferred

to

Barclays

Bank

UK
PLC

on

1

April

2018,

to

meet

the

regulatory

ring-fencing

requirement

under

the

Financial

Services

(Banking

Reform)

Act

2013

and

related
legislation.

Following

the

transfer

of

the

UK

banking

business,

Barclays

Bank

PLC

transferred

the

equity

ownership

in

Barclays

Bank

UK

PLC

to
Barclays

PLC

through

a

dividend

in

specie

on

the

same

day.

Accordingly,

Barclays

Bank

UK

PLC

ceased

to

be

a

subsidiary

of

Barclays

Bank
PLC

and

became

a

direct

subsidiary

of

the

ultimate

parent,

Barclays

PLC.
The

results

of

Barclays

Bank

UK

PLC

and

its

subsidiaries

for

the

three

months

ended

31

March

2018,

the

date

prior

to

the

transfer

of

ownership
to

Barclays

PLC,

are

included

in

the

consolidated

financial

statements

of

the

Barclays

Bank

Group.

The

transfer

of

the

ownership

of

Barclays

Bank

UK

PLC

to

Barclays

PLC

resulted

in

a

material

change

to

the

consolidated

financial

position

and
results

of

the

Barclays

Bank

Group

in

2018,

in

comparison

to

prior

periods.

The

transfer

had

no

impact

on

the

share

capital

and

share

premium

Notes

to

the

financial

statements
Other

disclosure

matters
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

192
of

Barclays

Bank

PLC.

Other

equity

instruments

reduced

by

£2,070m

relating

to

additional

tier

1

(AT1)

securities

transferred

to

Barclays

Bank
UK

PLC.

The

fair

value

through

other

comprehensive

income

reserve

increased

by

£16m

and

retained

earnings

reduced

by

£14,187m.
Upon

disposal

of

the

equity

ownership

of

Barclays

Bank

UK

PLC

on

1

April

2018,

the

UK

banking

business

met

the

requirements

for
presentation

as

a

discontinued

operation.

As

such,

the

results,

which

have

been

presented

as

the

profit

after

tax

in

respect

of

discontinued
operations

on

the

face

of

the

Barclays

Bank

Group

income

statement,

are

analysed

in

the

income

statement

below.

In

2018,

discontinued
operations

relating

to

the

UK

banking

business

incurred

a

loss

after

tax

of

£47m.

The

income

statement

and

cash

flow

statement

below
represent

three

months

of

results

as

a

discontinued

operation

to

31

March

2018.
UK

banking

business

disposal

group

income

statement
2020 2019 2018
For

the

year

ended

31

December
£m
£m £m
Net

interest

income
- - 1,449
Net

fee

and

commission

income
- - 296
Net

trading

income
- - (5)
Net

investment

income
- - 6
Other

income
- - 2
Total

income
- - 1,748
Credit

impairment

charges

and

other

provisions
- - (201)
Net

operating

income
- - 1,547
Staff

costs
- - (321)
Administration

and

general

expenses
- - (1,135)
Operating

expenses
- - (1,456)
Profit

before

tax

- - 91
Taxation - - (138)
(Loss)/profit

after

tax
- - (47)
Attributable

to:
Equity

holders

of

the

parent

- - (47)
(Loss)/profit

after

tax
- - (47)
The

cash

flows

attributed

to

the

UK

banking

business

discontinued

operation

are

as

follows:
2020 2019 2018
For

the

year

ended

31

December
£m £m £m
Net

cash

flows

from

operating

activities
- - (522)
Net

cash

flows

from

investing

activities
- - 54
Net

(decrease)/increase

in

cash

and

cash

equivalents
-
- (468)
39

Auditor’s

remuneration
Auditor’s

remuneration

is

included

within

consultancy,

legal

and

professional

fees

in

administration

and

general

expenses

and

comprises:
2020 2019 2018
£m £m £m
Audit

of

the

Barclays

Bank

Group's

annual

accounts
17
16 14
Other

services:
Audit

of

the

Barclays

Bank

PLC

subsidiaries
a 13
12 10
Other

audit

related

fees
b 7
6 6
Other

services
1
1 1
Total

Auditor's

remuneration
38 35 31
Notes
a

Comprises

the

fees

for

the

statutory

audit

of

the

subsidiaries

both

inside

and

outside

UK

and

fees

for

the

work

performed

by

associates

of

KPMG

in

respect

of

the

consolidated
financial

statements

of

the

Company.

b

Comprises

services

in

relation

to

statutory

and

regulatory

filings.

These

include

audit

services

for

the

review

of

the

interim

financial

information

under

the

Listing

Rul

es

of

the
UK

listing

authority.
Under

SEC

regulations,

the

remuneration

of

our

auditors

is

required

to

be

presented

as

follows:

audit

fees

£33m

(2019:

£31m,

2018:

£27m),
audit-related

fees

£5m

(2019:

£3m,

2018:

£3m),

tax

fees

£nil

(2019:

£nil,

2018:

£nil),

and

all

other

fees

£nil

(2019:

£1m,

2018:

£1m).

Notes

to

the

financial

statements
Other

disclosure

matters
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

193
40

Interest

rate

benchmark

reform
Following

the

financial

crisis,

the

reform

and

replacement

of

benchmark

interest

rates

such

as

LIBOR

has

become

a

priority

for

global
regulators.

The

UK’s

Financial

Conduct

Authority

(FCA)

and

other

global

regulators

have

instructed

market

participants

to

prepare

for

the
cessation

of

LIBOR

after

the

end

of

2021,

and

to

adopt

“near

Risk-Free

Rates”

(RFRs).

While

it

is

expected

that

most

reforms

affecting

the
Barclays

Bank

Group

will

be

completed

by

the

end

of

2021,

consultations

and

possible

regulatory

changes

are

in

progress.

This

may

mean

that
some

LIBORs

continue

to

be

published

beyond

that

date.
The

Barclays

Bank

Group’s

risk

exposure

is

predominately

to

GBP,

USD,

JPY

and

CHF

LIBOR

and

Euro

Overnight

Index

Average

(EONIA)
with

the

vast

majority

concentrated

in

derivatives

within

the

Corporate

and

Investment

Bank.

Some

additional

exposure

resides

on

floating

rate
loans

and

advances,

repurchase

agreements

and

debt

securities

held

and

issued

within

the

Corporate

and

Investment

Bank.

The

Barclays

Bank

Group

does

not

consider

there

to

be

risk

in

respect

of

the

Euro

Interbank

Offered

Rate

(EURIBOR)

arising

from

IBOR

reform
as

at

31

December

2020.

This

is

because

the

calculation

methodology

of

EURIBOR

changed

during

2019

and

the

reform

of

EURIBOR

is
complete.

In

July

2019,

the

Belgian

Financial

Services

and

Markets

Authority

(as

the

administrator

of

EURIBOR)

granted

authorisation

with
respect

to

EURIBOR

under

the

European

Union

Benchmarks

Regulation.

This

allows

market

participants

to

continue

to

use

EURIBOR

after

1
January

2021

for

both

existing

and

new

contracts.

The

EUR

Risk

Free

Rate

Working

Group

has

not

contemplated

the

cessation

of

EURIBOR.

The

Group

expects

that

EURIBOR

will

continue

to

exist

as

a

benchmark

rate

for

the

foreseeable

future.

There

are

key

differences

between

IBORs

and

RFRs.

IBORs

are

‘term

rates’,

which

means

that

they

are

published

for

a

borrowing

period

(for
example

three

months),

and

they

are

‘forward-looking’,

because

they

are

published

at

the

beginning

of

a

borrowing

period,

based

upon

an
estimated

inter-bank

borrowing

cost

for

the

period.

RFRs

are

based

upon

overnight

rates

from

actual

transactions,

and

are

therefore

published
after

the

end

of

the

overnight

borrowing

period.

Furthermore,

IBORs

include

a

credit

spread

over

the

RFRs.

Therefore,

to

transition

existing
contracts

and

agreements

to

RFRs,

adjustments

for

term

and

credit

differences

may

need

to

be

applied

to

RFR-linked

rates.

The

methodologies
for

determining

these

adjustments

are

undergoing

in-depth

consultations

by

industry

working

groups,

on

behalf

of

the

respective

global
regulators

and

related

market

participants.
How

the

Group

is

managing

the

transition

to

alternative

benchmark

rates

The

Barclays

Group

has

established

a

Group-wide

LIBOR

Transition

Programme,

with

oversight

from

the

Group

Finance

Director.

The
Programme

spans

all

business

lines

and

has

cross-functional

governance

which

includes

Legal,

Conduct

Risk,

Client

Engagement

and
Communications,

Risk,

and

Finance.

The

Transition

Programme

aims

to

drive

strategic

execution,

and

identify,

manage

and

resolve

key

risks
and

issues

as

they

arise.

Accountable

Executives

are

in

place

within

key

working

groups

across

businesses

and

workstreams.

Barclays’
transition

plans

primarily

focus

on

G5

currencies

while

providing

quarterly

updates

on

progress

and

exposures

to

the

PRA/FCA

and

other
regulators

as

required.
The

Transition

Programme

follows

a

risk

based

approach,

using

recognised

‘change

delivery’

control

standards,

to

drive

strategic

execution,
and

identify,

manage

and

resolve

key

risks

and

issues

as

they

arise.

Accountable

Executives

are

in

place

within

key

working

groups,

with
overall

Board

oversight

delegated

to

the

Board

Risk

Committee.

Barclays

performs

a

prominent

stewardship

role

to

drive

orderly

transition

via
our

representation

on

official

sector

and

industry

working

groups

across

all

major

jurisdictions

and

product

classes.

Additionally,

the

Barclays
Group

Finance

Director

is

Chair

of

the

UK’s

‘Working

Group

on

Sterling

Risk-Free

Reference

Rates’,

whose

mandate

is

to

catalyse

a

broad-
based

transition

to

using

SONIA

(‘Sterling

Overnight

Index

Average’)

as

the

primary

sterling

interest

rate

benchmark

in

bond,

loan

and
derivatives

markets.

Approaches

to

transition

exposure

expiring

post

the

expected

end

dates

for

LIBOR

vary

by

product

and

nature

of

counterparty.

The

Barclays
Bank

Group

is

actively

engaging

with

the

counterparties

to

transition

or

include

appropriate

fallback

provisions

and

transition

mechanisms

in

its
floating

rate

assets

and

liabilities

with

maturities

after

2021,

when

most

IBORs

are

expected

to

cease

to

be

published.

For

the

derivative
population,

adherence

to

the

ISDA

IBOR

Fallbacks

Protocol

now

provides

the

Group

with

an

efficient

mechanism

to

amend

outstanding

trades
to

incorporate

fallbacks.

Beyond

the

ISDA

IBOR

Fallbacks

Protocol,

there

will

be

options

to

terminate

or

bilaterally

agree

new

terms

with
counterparties.

The

Barclays

Bank

Group

expects

derivative

contracts

facing

central

clearing

counterparties

to

follow

a

market-wide,
standardised

approach

to

reform.
Market

participants

are

currently

awaiting

publication

of

the

results

of

ICE

Benchmark

Administration’s

consultation

on

plans

to

cease
publication

of

most

LIBORs

at

end

2021,

with

certain,

actively

used

USD

LIBOR

tenors

continuing

to

be

provided

until

end

June

2023.

The

FCA
expects

to

enable

publication

of

a

synthetic

LIBOR

rate

for

at

least

certain

actively

used

GBP

LIBOR

tenors

to

facilitate

roll-off

of

relevant
contracts

that

cannot

be

actively

transitioned

by

end

2021.
Progress

made

during

2020
During

2020,

the

Barclays

Bank

Group

has

successfully

delivered

Alternative

RFR

product

capabilities

and

alternatives

to

LIBOR

across

loans,
bonds

and

derivatives.

Good

progress

has

been

made

in

relation

to

client

outreach

and

we

have

been

actively

engaging

with

customers

and
counterparties

to

transition

or

include

the

appropriate

fallback

provisions.

The

Barclays

Bank

Group

has

in

place

detailed

plans,

processes

and
procedures

to

support

the

transition

of

the

remainder

during

2021.

Barclays

Bank

Group

has

adhered

to

the

ISDA

IBOR

Fallbacks

Protocol

for
its

major

derivative

dealing

entities

and

we

continue

to

track

progress

and

engage

with

clients

on

their

own

adherence.

Following

the

progress
made

during

2020,

the

Barclays

Bank

Group

continues

to

deliver

technology

and

business

process

changes

to

ensure

operational

readiness

in
preparation

for

LIBOR

cessation

and

transitions

to

RFRs

that

will

be

necessary

during

2021

in

line

with

official

sector

expectations

and
milestones.
Risks

to

which

the

Group

is

exposed

as

a

result

of

the

transition
IBOR

reform

exposes

the

Barclays

Bank

Group

to

various

risks,

which

are

being

managed

through

the

LIBOR

Transition

Programme.

The
material

risks

identified

include

those

set

out

below:

Notes

to

the

financial

statements
Other

disclosure

matters
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

194
●
Conduct

and

Legal

risk:

This

is

the

risk

that

poor

customer

outcomes

are

brought

about

as

a

direct

result

of

inappropriate

or
negligent

conduct

on

the

part

of

Barclays

Bank

Group,

in

connection

with

LIBOR

transition.

●
Operational

Risk:
The

LIBOR

Transition

Programme

cuts

across

all

businesses

and

functions.

There

are

a

number

of
implementation

challenges

arising

from

transition,

including

technology,

operations,

client

communication

and

the

measurement

of
valuation,

giving

rise

to

additional

operational

risks.
●
Market

Risk:
Changes

to

Barclays

Bank

Group

Market

Risk

profile

are

expected

due

to

IBOR

transition.

These

changes

are

expected
to

be

managed

within

risk

appetite.

IBOR

transition

will

also

impact

the

basis

risk

profile

both

at

the

cessation

event

(when

broadly

all
LIBOR

contracts

fall

back

to

alternatives)

as

well

as

in

the

interim

period

when

alternative

rates

are

referenced

in

contracts.
●
Counterparty

Credit

Risk:

LIBOR

replacement

presents

an

increased

risk

of

clients

wishing

to

renegotiate

the

terms

of

existing
transactions.

This

is

dependent

on

client

behaviour

and

the

outcome

of

resulting

negotiations

and

could

change

the

credit

risk

profile
of

client

exposure.

●
Financial

risk:

There

is

a

risk

to

the

Barclays

Bank

Group

and

its

clients

that

markets

are

disrupted

due

to

IBOR

reform.

This

could
give

rise

to

financial

losses

should

the

Barclays

Bank

Group

be

unable

to

operate

effectively

in

financial

markets.
●
Accounting

risk:

This

would

occur

if

the

hedged

items

and

hedging

instruments

of

the

Barclays

Bank

Group

hedging

relationships
were

to

transition

away

from

IBORs:

at

different

times;

to

different

benchmarks;

or

using

divergent

methodologies

resulting

in
significant

volatility

to

the

income

statement

either

through

hedge

accounting

ineffectiveness

or

failure

of

the

hedge

accounting
relationships
A

disorderly

cessation

of

LIBOR

would

carry

substantial

economic,

legal,

regulatory,

reputational

and

operational

risks

for

the

Barclays

bank
Group

and

the

industry

in

general.

The

Barclays

Bank

Group’s

expectation

is

that

the

transition

away

from

LIBOR

will

be

carefully

managed

and
that

measures

including

the

broad

adoption

of

ISDA

IBOR

Fallbacks

Protocol,

the

approach

the

Central

Clearing

Counterparties

are

expected

to
follow,

proactive

client

engagement,

regulatory

action

and/or

terminating

or

bilaterally

amending

contracts

where

clients

do

not

wish

to

adopt
new

conventions

(e.g.

ISDA

IBOR

Fallbacks

Protocol),

can

mitigate

the

risks

associated

with

a

disorderly

cessation.
The

Barclays

Bank

Group

does

not

expect

material

changes

to

its

risk

management

approach

and

strategy

as

a

result

of

interest

rate
benchmark

reform.
The

following

table

summarises

the

significant

exposures

impacted

by

interest

rate

benchmark

reform

as

at

31

December

2020:
GBP

LIBOR
USD

LIBOR
JPY

LIBOR

CHF

LIBOR
Others Total
£m £m £m £m £m £m
Non-derivative

financial

assets
Loans

and

advances

at

amortised

cost
19,317 17,990 173 11 1,725 39,216
Reverse

repurchase

agreements

and

other

similar
secured

lending
- 334 - - - 334
Financial

assets

at

fair

value

through

the

income
statement
1,190 6,373 - 283 209 8,055
Financial

assets

at

fair

value

through

other
comprehensive

income
186 106 - - 8 300
Non-derivative

financial

assets
20,693 24,803 173 294 1,942 47,905
Non-derivative

financial

liabilities
Debt

securities

in

issue
- (1,430) (22) - - (1,452)
Subordinated

liabilities
(21) (876) - - - (897)
Financial

liabilities

designated

at

fair

value
(149) (1,273) (759) - (139) (2,320)
Non-derivative

financial

liabilities
(170) (3,579) (781) - (139) (4,669)
Equity
Other

equity

instruments
(2,122) (3,062) - - - (5,184)
Standby

facilities,

credit

lines

and

other
commitments 18,169 74,008 - 74 15,951 108,202
The

table

above

represents

the

derivatives

exposures

to

interest

rate

benchmark

reform,

which

have

yet

to

transition.

The

exposure

disclosed

is
for

positions

with

contractual

maturities

after

31

December

2021.

Balances

reported

at

amortised

cost

are

disclosed

at

their

gross

carrying
value

and

do

not

include

any

expected

credit

losses

that

may

be

held

against

them.

Balances

reported

at

fair

value

are

disclosed

at

their

fair
value

on

the

balance

sheet

date.

Notes

to

the

financial

statements
Other

disclosure

matters
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

195
The

Barclays

Bank

Group

also

has

exposure

to

interest

rate

benchmark

reform

in

respect

of

its

cash

collateral

balances

across

some

of

its
Credit

Support

Annex

agreements,

predominantly

in

EONIA.

This

exposure

is

not

included

within

the

table

above

due

to

its

short

dated

nature.
GBP

LIBOR
USD

LIBOR
EONIA
JPY

LIBOR

CHF

LIBOR
Others Total
£m £m £m £m £m £m £m
Derivative

notional

contract

amount
OTC

interest

rate

derivatives
596,564 2,832,339 457,844 754,206 25,681 41,782 4,708,416
OTC

interest

rate

derivatives

-

cleared

by

central
counterparty 1,552,637 2,872,962 623,802 1,091,479 119,382 198,113 6,458,375
Exchange

traded

interest

rate

derivatives
300,182 333,705 - - 2,494 - 636,381
OTC

foreign

exchange

derivatives
155,285 589,332 - 93,108 31,257 1,921 870,903
OTC

equity

and

stock

index

derivatives
1,845 7,946 544 1,929 491 2,141 14,896
Derivative

notional

contract

amount
2,606,513 6,636,284 1,082,190 1,940,722 179,305 243,957 12,688,971
The

table

above

represents

the

derivative

exposures

to

interest

rate

benchmark

reform,

which

have

yet

to

transition.

The

exposure

disclosed

is
for

positions

with

contractual

maturities

after

31

December

2021.

Derivatives

are

reported

by

using

the

notional

contract

amount

and

where
derivatives

have

both

pay

and

receive

legs

with

exposure

to

benchmark

reform

such

as

cross

currency

swaps,

the

notional

contract

amount

is
disclosed

for

both

legs.

As

at

31

December

2020,

there

were

£264bn

of

cross

currency

swaps

where

both

the

pay

and

receive

legs

are
impacted

by

interest

rate

benchmark

reform.

The

Barclays

Bank

Group

also

had

£23bn

of

Barclays

issued

debt

retained

by

the

group,

impacted

by

the

interest

rate

benchmark

reform,
predominately

in

GBP

and

USD

LIBOR.
The

table

below

provides

detail

on

the

contractual

maturity

of

the

above

exposures:

Notes

to

the

financial

statements
Other

disclosure

matters
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

196
Over

one

year
but

not

more
than

two

years
Over

two

years
but

not

more
than

five

years
Over

five

years
but

not

more
than

ten

years
Over

ten

years
Total
Current

benchmark

rate
£m £m £m £m £m
Non-derivative

financial

assets
GBP

LIBOR
4,520 10,781 1,544 3,848 20,693
USD

LIBOR
8,381 14,653 1,715 54 24,803
JPY

LIBOR
11 144 - 18 173
CHF

LIBOR
22 73 88 111 294
Other 931 713 60 238 1,942
Non-derivative

financial

assets
13,865 26,364 3,407 4,269 47,905
Non-derivative

financial

liabilities
GBP

LIBOR
(32) (117) - (21) (170)
USD

LIBOR
(464) (1,124) (1,591) (400) (3,579)
JPY

LIBOR
(213) (43) (240) (285) (781)
CHF

LIBOR
- - - - -
Other
(12) (5) - (122) (139)
Non-derivative

financial

liabilities
(721) (1,289) (1,831) (828) (4,669)
Equity
GBP

LIBOR
- - - (2,122) (2,122)
USD

LIBOR
- - - (3,062) (3,062)
Equity - - - (5,184) (5,184)
Derivative

notional

contract

amount
GBP

LIBOR
872,516 745,834 473,388 514,775 2,606,513
USD

LIBOR
2,019,027 2,563,020 1,344,292 709,945 6,636,284
EONIA 395,558 416,670 207,656 62,306 1,082,190
JPY

LIBOR
327,669 582,200 731,942 298,911 1,940,722
CHF

LIBOR
46,868 73,792 46,010 12,635 179,305
Other 50,777 96,657 72,125 24,398 243,957
Derivative

notional

contract

amount
3,712,415 4,478,173 2,875,413 1,622,970 12,688,971
Standby

facilities,

credit

lines

and

other

commitments
GBP

LIBOR
4,827 11,752 441 1,149 18,169
USD

LIBOR
15,366 56,579 455 1,608 74,008
CHF

LIBOR
- 74 - - 74
Other
2,897 12,170 862 22 15,951
Standby

facilities,

credit

lines

and

other

commitments
23,090 80,575 1,758 2,779 108,202

Additional

information
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

197
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

Additional

information
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

198
(f)

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

non-payment.
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

Additional

information
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

199
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

2020

Annual

Report

on

Form

20

-F

200
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

Taxatio

n

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

2020

to

5

April

2021

(inclusive),

a

nil

rate

of

UK

income

tax

applies

to

the

first

£2,000

of

Total

Dividend

Income
received

by

an

individual

shareholder

in

that

tax

year

(the

‘Nil

Rate

Amount’).

For

the

2018-2019

and

2019-2020

tax

years,

the

Nil

Rate

Amount
was

£2,000.

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

Any

document

effecting

the

transfer

on

sale

of

Shares

will
generally

be

liable

to

stamp

duty

at

0.5%

of

the

consideration

paid

for

that

transfer

(rounded

up

to

the

next

£5).

An

unconditional

agreement

to
transfer

Shares,

or

any

interest

therein,

will

generally

be

subject

to

stamp

duty

reserve

tax

at

0.5%

of

the

consideration

given.

Such

liability

to

Additional

information
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

201
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

dividends-received

deduction

allowed

to

corporations

under

the

Code.
Subject

to

certain

exceptions

for

short-term

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

has

determined

that

the

Treaty

meets

the
requirements

for

reduced

rates

of

taxation,

and

Barclays

Bank

PLC

believes

that

it

is

eligible

for

the

benefits

of

the

Treaty.

Based

on

its

audited
financial

statements

and

relevant

market

and

shareholder

date,

Barclays

Bank

PLC

believes

that

it

was

not

treated

as

a

PFIC

for

US

federal
income

tax

purposes

with

respect

to

its

2019

or

2020

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

Additional

information
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

202
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

adjusted

tax

basis

in

the

Shares,

as

determined

in

US

Dollars.

Such

gain

or

loss

will

be
capital

gain

or

loss,

and

will

generally

be

long-term

capital

gain

or

loss

if

the

Shares

have

been

held

for

more

than

one

year.

Long-term

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

Holder,

unless

such

US

Holder

elected

to

be

taxed

annually

on

a

mark-
to-market

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

are

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

non-US
financial

institution,

as

well

as

securities

issued

by

a

non-US

issuer

that

are

not

held

in

accounts

maintained

by

financial

institutions.

The
understatement

of

income

attributable

to

“specified

foreign

financial

assets”

in

excess

of

US$5,000

extends

the

statute

of

limitations

with

respect
to

the

tax

return

to

six

years

after

the

return

was

filed.

US

Holders

who

fail

to

report

the

required

information

could

be

subject

to

substantial
penalties.

Prospective

investors

are

encouraged

to

consult

with

their

own

tax

advisors

regarding

the

possible

application

of

these

rules,
including

the

application

of

the

rules

to

their

particular

circumstances.
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

Holder

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

US-source

payments

(including

dividends

and

interest)

and

certain

payments

made

by,

and

financial
accounts

held

with,

entities

that

are

classified

as

financial

institutions

under

FATCA

are

subject

to

a

special

information

reporting

and

Additional

information
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

203
withholding

tax

regime.

Regulations

implementing

withholding

in

respect

of

“passthru

payments”

under

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

Barclays

Bank
PLC

as

at

31

December

2020,

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

1934

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

U.S.
or

other

law

even

if

conducted

outside

the

U.S.

by

non-U.S.

companies

or

affiliates

in

compliance

with

local

law.

Pursuant

to

Section

13(r)

of

the
Exchange

Act

we

note

the

following

in

relation

to

activity

occurring

in

2020,

the

period

covered

by

this

annual

report,

or

in

relation

to

activity

we
became

aware

of

in

2020

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

425

in

2020

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

Weap

ons

of

Mass

Destruction

Proliferators

Sanctions

Regulations

(“WMDPSR”)

in

August

2011.
These

guarantees

were

issued

either

on:
(i)

an

“extend

or

pay”

basis,

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

above

guarantees

unilaterally,

and

thus

it

maintains

a

limited

legacy

portfolio

of

these
guarantees,

which

were

in

compliance

with

applicable

laws

and

regulations

at

the

time

they

were

entered

into.

Barclays

intends

to

terminate

the
guarantees

where

an

agreement

can

be

reached

with

the

counterparty,

in

accordance

with

applicable

laws

and

regulations.

Barclays

attributed
no

revenue

in

2020

in

relation

to

this

activity.
Lease

Payments
Barclays

is

party

to

a

long-term

lease,

entered

into

in

1979,

with

the

National

Iranian

Oil

Company

(“NIOC”),

pursuant

to

which

Barclays

rents
part

of

NIOC

House

in

London

for

a

Barclays

branch.

The

lease

is

for

60

years,

contains

no

early

termination

clause,

and

has

19

years
remaining.

Barclays

makes

quarterly

lease

payments

in

GBP

to

an

entity

that

is

owned

by

the

Government

of

Iran.

The

payments

are

made

in
accordance

with

applicable

laws

and

regulations.

Barclays

attributed

no

revenue

in

2020

in

relation

to

this

activity.
Local

Clearing

Systems
Banks

based

in

the

United

Arab

Emirates

(“UAE”),

including

certain

Iranian

banks

that

are

SDNs,

participate

in

the

various

banking

payment
and

settlement

systems

used

in

the

UAE

(the

“UAE

Clearing

Systems”).

Barclays,

by

virtue

of

its

banking

activities

in

the

UAE,

participates

in
the

UAE

Clearing

Systems,

in

accordance

with

applicable

laws

and

regulations.

In

order

to

mitigate

the

risk

of

engaging

in

transactions

in

which

Additional

information
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

204
participant

Iranian

SDN

banks

may

be

involved,

Barclays

has

implemented

restrictions

relating

to

its

involvement

in

the

UAE

Clearing

Systems.
Barclays

attributed

no

revenue

in

2020

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

GBP

345

in

2020

in

relation

to

this

activity.
Barclays

maintains

customer

relationships

with

certain

UK-incorporated

medical

manufacturing

companies.

In

2020,

Barclays

processed

two
payments,

for

the

benefit

of

our

customers,

relating

to

the

export

of

medical

devices

to

privately-owned

Iranian

entities.

The

end

users

of

these
medical

devices

include

hospitals,

medical

universities,

or

clinics

that

may

be

owned

or

controlled

by,

or

affiliated

with,

the

Government

of

Iran.
The

payments

were

made

in

accordance

with

applicable

laws

and

regulations

and

all

payments

were

received

from

the

privately-owned

Iranian
entities;

no

payments

were

received

directly

from

any

SDN

or

entity

owned

or

controlled

by,

or

affiliated

with,

the

Government

of

Iran.

Although
OFAC

has

issued

general

licenses

relating

to

the

sale

of

medical

devices,

these

licenses

do

not

apply

to

sales

of

non-U.S.

origin

items

by

non-
U.S.

persons.

Barclays

attributed

revenue

of

approximately

GBP

10

in

2020

in

relation

to

this

activity.
Barclays

maintains

customer

relationships

with

several

individuals

who

work

for

UK-based

entities

that

are

ultimately

owned

by

the

Government
of

Iran

and

are

SDNs.

Payments

are

received,

in

GBP,

from

a

UK-based

payment

services

company

or

in

cash,

and

are

credited

to

the
customers’

accounts

with

Barclays.

The

payments

are

processed

in

accordance

with

applicable

laws

and

regulations.

No

payments

are

received
directly

from

any

entity

owned

by

the

Government

of

Iran

or

any

SDN.

Barclays

attributed

no

revenue

in

2020

in

relation

to

this

activity.
Barclays

maintains

a

relationship

with

Her

Majesty's

Revenue

&

Customs

(“HMRC”),

a

UK

Government

agency,

which

receives

funds

from
Iranian

SDN

financial

institutions

in

relation

to

the

settlement

of

tax

liabilities

with

the

UK

Government.

The

payments

are

received

by

Barclays
and

credited

to

the

HMRC

account.

The

payment

activity

is

covered

by

a

license

issued

by

UK

Her

Majesty’s

Treasury

(“HMT”),

another

UK
Government

agency.

Barclays

also

received

a

one-off

credit

to

HMRC’s

accounts,

from

HMT,

to

settle

the

tax

liabilities

of

an

Iranian

SDN
financial

institution.

Barclays

attributed

revenue

of

approximately

GBP

30

in

2020

in

relation

to

this

activity.
Barclays

processed

four

transactions

to

embassies

of

the

Government

of

Iran

in

the

European

Union

(“EU”)

in

relation

to

fees

for

renewing
Iranian

passports

or

replacing

Iranian

passports

that

had

been

lost

or

stolen.

The

payments

were

processed

in

accordance

with

applicable

laws
and

regulations.

Barclays

attributed

no

revenue

in

2020

in

relation

to

this

activity.
In

November

2020,

a

Barclays

customer

was

designated

as

an

SDN

pursuant

to

the

W

MDPSR.

The

customer

had

two

accounts

with

Barclays,
containing

total

credits

of

less

than

GBP

1,

both

of

which

were

inactive

since

2010.

Barclays

exited

the

relationship

with

the

customer

and
closed

the

accounts.

Barclays

attributed

no

revenue

in

2020

in

relation

to

this

activity.
In

2020,

Barclays

processed

one

GBP

through

payment

from

an

entity

in

the

Netherlands,

affiliated

with

the

Government

of

Iran,

to

a

UK-based
barristers’

chambers.

Neither

entity

is

a

customer

of

Barclays.

The

payment

was

for

legal

services

provided

by

the

barristers’

chambers

related
to

two

pending

cases

between

Iran

and

the

U.S.

before

the

International

Court

of

Justice

(“ICJ”)

in

The

Hague.

The

payment

was

processed

in
accordance

with

applicable

laws

and

regulations.

OFAC’s

regulations

generally

authorize

the

provision

of

legal

services

to

the

Government

of
Iran

related

to

the

conduct

of

legal

proceedings

before

the

ICJ

involving

Iran

and

the

United

States.

However,

the

payment

for

legal

fees

did

not
fall

within

the

scope

of

any

authorization

from

OFAC

(nor

was

it

required

to,

as

there

was

no

U.S.

jurisdictional

nexus).

Barclays

attributed
revenue

of

approximately

GBP

15

in

2020

in

relation

to

this

activity.
Barclays

maintains

a

customer

relationship

with

a

UK-incorporated

charity

that

works

in

the

areas

of

blood

cancer

and

stem

cell

transplantation.
In

2020,

Barclays

processed

one

EUR

payment,

on

behalf

of

our

customer,

where

the

ultimate

beneficiary

of

the

payment

was

affiliated

with

the
Government

of

Iran.

The

payment

was

for

the

procurement

of

a

blood

sample

from

an

individual

in

Iran

and

shipping

of

the

sample

to

the

UK

to
determine

whether

the

individual

was

a

potential

donor

match

to

a

patient

in

the

UK.

The

payment

was

processed

in

accordance

with

applicable
laws

and

regulations.

Barclays

attributed

revenue

of

approximately

GBP

10

in

2020

in

relation

to

this

activity.
Barclays

maintains

a

customer

relationship

with

a

UK

university

specialising

in

medicine.

They

are

part

of

a

consortium

that

includes

a
Government

of

Iran

university,

which

has

received

funding

from

the

EU

to

conduct

research

into

a

tropical

disease.

Our

customer

is

the
administrator

for

the

consortium

and

is

responsible

for

distributing

the

funding.

Barclays

processes

grant

payments

to

the

Government

of

Iran
university’s

account

at

an

Iranian

SDN

financial

institution.

All

payments

were

processed

in

accordance

with

applicable

laws

and

regulations.
Barclays

attributed

revenue

of

approximately

GBP

15

in

2020

in

relation

to

this

activity.

Additional

information
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

205
Related

undertakings
The

Barclays

Bank

PLC

Group’s

corporate
structure

consists

of

a

number

of

related
undertakings,

comprising

subsidiaries,

joint
ventures,

associates

and

significant

other
interests.

A

full

list

of

these

undertakings,

the
country

of

incorporation

and

the

ownership

of
each

share

class

is

set

out

below.

The

information
is

provided

as

at

31

December

2020.

The

entities

are

grouped

by

the

countries

in

which
they

are

incorporated.

The

profits

earned

by

the
activities

of

these

entities

are

in

some

cases

taxed
in

countries

other

than

the

country

of
incorporation.

Barclays

PLC

2020

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

Barclays
Bank

PLC

or

its

subsidiaries.

Notes
A
Directly

held

by

Barclays

Bank

PLC
Class

F

Preference

Shares,

Class

H

2012

B
Partnership

Interest
Ordinary

Shares,

Class

H

2012

Preference

C
Membership

Interest
Shares,

Class

H

Ordinary

Shares,

Class

H

D
Trust

Interest
Preference

Shares,

Class

I

Preference

Shares,

E Guarantor
Class

J

Ordinary

Shares,

Class

J

Preference
Shares
F
Preference

Shares
W
First

Class

Common

Shares,

Second

Class
G
A

Preference

Shares
Common

Shares
H
B

Preference

Shares
X
Class

B

Redeemable

Preference

Shares
I
Ordinary/Common

Shares

in

addition

to

other
Y
EUR

Tracker

1

Shares,

GBP

Tracker

1
shares
Shares,

USD

Tracker

1

Shares,

USD

Tracker

2

J
A

Ordinary

Shares
Shares,

USD

Tracker

3

Shares
K
B

Ordinary

Shares
Z
Not

Consolidated

(see

Note

33

Structured

L
C

Ordinary

Shares
entities)
M
F

Ordinary

Shares
AA
USD

Linked

Ordinary

Shares
N
W

Ordinary

Shares
BB
Redeemable

Class

B

Shares
O
First

Preference

Shares,

Second

Preference

CC
Class

A

Redeemable

Preference

Shares
Shares DD
Nominal

Shares
P
Registered

Address

not

in

country

of

incorporation
Q
Core

Shares,

Insurance

(Classified)

Shares

R
Capital

Contribution

Shares
S
A

Unit

Shares,

B

Unit

Shares
T
Non-Redeemable

Ordinary

Shares
U
C

Preference

Shares,

D

Preference

Shares
V
Class

A

Ordinary

Shares,

Class

B

Ordinary

Shares,

Class

C
Ordinary

Shares,

Class

C

Preference

Shares,
Class

D

Ordinary

Shares,

Class

D

Preference
Shares,

Class

E

Ordinary

Shares,

Class

E
Preference

Shares,

Class

F

Ordinary

Shares,
Wholly

owned

subsidiaries
Note
Wholly

owned

subsidiaries
Note
Wholly

owned

subsidiaries
Note
United

Kingdom
Durlacher

Nominees

Limited
A
Gerrard

Management

Services

Limited

(In
A
-

1

Churchill

Place,

London,

E14

5HP
Eagle

Financial

and

Leasing

Services

(UK)

A Liquidation)
Aequor

Investments

Limited

Limited
Lombard

Street

Nominees

Limited

(In

A
Ardencroft

Investments

Limited
A
Equity

Value

Investments

No.1

Limited
A Liquidation)
B

D

&

B

Investments

Limited
Equity

Value

Investments

No.2

Limited
Ruthenium

Investments

Limited
A
B.P.B.

(Holdings)

Limited
A
Finpart

Nominees

Limited
A

Liquidation)
Barclays

(Barley)

Limited

(In

Liquidation)
J,

K,

A
Foltus

Investments

Limited
Woolwich

Plan

Managers

Limited

(In

A
Barclays

Aldersgate

Investments

Limited
A
Hawkins

Funding

Limited
A liquidation)
Barclays

Capital

Asia

Holdings

Limited
A
Heraldglen

Limited
I,

O
Woolwich

Surveying

Services

Limited

(In

A
Barclays

Capital

Finance

Limited
A
Isle

of

Wight

Home

Loans

Limited
A liquidation)
Barclays

Capital

Japan

Securities

Holdings
J.V.

Estates

Limited
A
-

5

The

North

Colonnade,

London,

E14

4BB
Limited
Kirsche

Investments

Limited
A
Leonis

Investments

LLP
A,

B
Barclays

Capital

Nominees

(No.2)

Limited

Long

Island

Assets

Limited
-

9,

allée

Scheffer,

L-2520,

Luxembourg
Barclays

Capital

Nominees

(No.3)

Limited
A
Maloney

Investments

Limited
A
Barclays

Claudas

Investments

Partnership
B,

P
Barclays

Capital

Nominees

Limited
A
Menlo

Investments

Limited
A
Barclays

Pelleas

Investments

Limited

B,

P
Barclays

Capital

Securities

Client

Nominee

A
Mercantile

Credit

Company

Limited
A Partnership
Limited

Mercantile

Leasing

Company

(No.132)
A
Barclays

Blossom

Finance

General

Partnership

B,

P
Barclays

Capital

Securities

Limited
A,

F,

I
Limited

Barclays

CCP

Funding

LLP
A,

B
MK

Opportunities

LP
B
Argentina
Barclays

Directors

Limited
A
Murray

House

Investment

Management
A
-

855

Leandro

N.Alem

Avenue,

8th

Floor,
Barclays

Executive

Schemes

Trustees

Limited
A
Limited

(In

Liquidation)
Buenos

Aires
Barclays

Group

Holdings

Limited
A
Naxos

Investments

Limited
A
Compañía

Sudamerica

S.A.
A
Barclays

International

Holdings

Limited

A
Northwharf

Nominees

Limited
A
-

Marval,

O’Farrell

&

Mairal,

Av.

Leandro

N.
Barclays

Investment

Management

Limited
A
Real

Estate

Participation

Management
Alem

882,

Buenos

Aires,

C1001AAQ
Barclays

Long

Island

Limited
A Limited
Compañia

Regional

del

Sur

S.A.
A
Barclays

Marlist

Limited
A
Real

Estate

Participation

Services

Limited
Barclays

Nominees

(George

Yard)

Limited
A,

Z
Relative

Value

Investments

UK

Limited

B Brazil
Barclays

Pension

Funds

Trustees

Limited
A
Liability

Partnership
-

Av.

Brigadeiro

Faria

Lima,

No.

4.440,

12th
Barclays

Private

Bank

Relative

Value

Trading

Limited
Floor,

Bairro

Itaim

Bibi,

Sao

Paulo,

CEP,
Barclays

Services

(Japan)

Limited
A
Roder

Investments

No.

1

Limited
A,

I,

Y
04538-132
Barclays

Shea

Limited
A
Roder

Investments

No.

2

Limited
A,

I,

Y
Barclays

Brasil

Assessoria

Financeira

Ltda
A
Barclays

Term

Funding

Limited

Liability

B
RVT

CLO

Investments

LLP
B
BNC

Brazil

Consultoria

Empresarial

Ltda
A
Partnership
Surety

Trust

Limited
A
Barclays

Wealth

Nominees

Limited
A
Swan

Lane

Investments

Limited
Canada
Barcosec

Limited
A
US

Real

Estate

Holdings

No.1

Limited
-

333

Bay

Street,

Suite

4910,

Toronto

ON

M5H
Barsec

Nominees

Limited
A
US

Real

Estate

Holdings

No.2

Limited
2R2
BB

Client

Nominees

Limited
A
US

Real

Estate

Holdings

No.3

Limited
Barclays

Capital

Canada

Inc.
BMBF

(No.24)

Limited
US

Real

Estate

Holdings

No.4

Limited
-

Stikeman

Elliot

LLP,

199

Bay

Street,

5300
BMI

(No.9)

Limited
Wedd

Jefferson

(Nominees)

Limited
A
Commerce

Court

West,

Toronto

ON

M5L

1B9
Chapelcrest

Investments

Limited
Westferry

Investments

Limited
A
Barclays

Corporation

Limited
A
Clydesdale

Financial

Services

Limited
Woolwich

Qualifying

Employee

Share

A
Cobalt

Investments

Limited
A
Ownership

Trustee

Limited
Cayman

Islands
Cornwall

Homes

Loans

Limited
A
Zeban

Nominees

Limited
A
-

Maples

Corporate

Services

Limited,

PO

Box
CP

Flower

Guaranteeco

(UK)

Limited

(In

A,

E
-

Hill

House,

1

Little

New

Street,

London,

309,

Ugland

House,

George

Town,

Grand
Liquidation)
EC4A

3TR
Cayman,

KY1-1104
DMW

Realty

Limited
A
Barclays

Nominees

(Branches)

Limited

(In
A
Alymere

Investments

Limited
G,

H,

I
Dorset

Home

Loans

Limited
A Liquidation)
Analytical

Trade

UK

Limited

A
Wholly

owned

subsidiaries
Note
Wholly

owned

subsidiaries
Note
Wholly

owned

subsidiaries
Note
Barclays

Capital

(Cayman)

Limited
A
-

25-28

North

Wall

Quay,

Dublin

1,
Mexico
Barclays

Securities

Financing

Limited
F,

I
D01H104
-

Paseo

de

la

Reforma

505,

41

Floor,
Torre
Braven

Investments

No.1

Limited
Erimon

Home

Loans

Ireland

Limited
A
Mayor,

Col.

Cuauhtemoc,

CP

06500
Calthorpe

Investments

Limited
Barclays

Bank

Mexico,

S.A.

K,

M

Additional

information
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

206
Capton

Investments

Limited
A
Isle

of

Man
Barclays

Capital

Casa

de

Bolsa,

S.A.

de
C.V.

K,

M

Claudas

Investments

Limited
A,

I,

CC,

X
-

P

O

Box

9,

Victoria

Street,
Grupo

Financiero

Barclays

Mexico,

A,

K,
M

Claudas

Investments

Two

Limited
Douglas,

IM99

1AJ
S.A.

de

C.V.
Gallen

Investments

Limited
Barclays

Holdings

(Isle

of

Man)

Limited

(In

A
Servicios

Barclays,

S.A.

de

C.V.
Hurley

Investments

No.1

Limited
Liquidation)
JV

Assets

Limited
L
Barclays

Nominees

(Manx)

Limited
A Monaco
Mintaka

Investments

No.

4

Limited
Barclays

Private

Clients

International

A,

J,
K
-

31

Avenue

de

la

Costa,

Monte

Carlo
OGP

Leasing

Limited
Limited
BP

339
Palomino

Limited
A,

Z
Barclays

Private

Asset

Management
Pelleas

Investments

Limited
A Japan
(Monaco)

S.A.M
Pippin

Island

Investments

Limited
A
-

10-1,

Roppongi

6

-chome,

Minato

-ku,
Razzoli

Investments

Limited
A,

F,

I

Tokyo Philippines
RVH

Limited
A,

F,

I
Barclays

Funds

and

Advisory

Japan
Limited
-

21/F,

Philamlife

Tower,

8767

Paseo

de
Wessex

Investments

Limited
Barclays

Securities

Japan

Limited
Roxas,

Makati

City,

1226
-

Walkers

Corporate

Limited,

Cayman
Barclays

Wealth

Services

Limited
Meridian

(SPV-AMC)

Corporation
Corporate

Centre,

27

Hospital

Road,
George
Town,

KY1-

9008
Jersey
Saudi

Arabia
Long

Island

Holding

B

Limited
A
-

2
nd

Floor,

Gaspé

House,

66-72
-

3
rd

Floor

Al

Dahna

Center,

114

Al-

Ahsa
Esplanade,

St.

Helier,

JE1

1GH
Street,

PO

Box

1454,

Riyadh

11431
Germany
Barclays

Services

Jersey

Limited
A
Barclays

Saudi

Arabia

(In

Liquidation)
A
-

TaunusTurm,

Taunustor

1,

60310,
-

5

Esplanade,

St.

Helier,

JE2

3QA

Frankfurt
Barclays

Wealth

Management

Jersey

A Singapore

Barclays

Capital

Effekten

GmbH
A Limited
-

10

Marina

Boulevard,

#24-

01

Marina
Bay

-

Stuttgarter

Straße

55-57,

73033
BIFML

PTC

Limited
A

Financial

Centre,

Tower

2,

018983
Göppingen
-

13

Castle

Street,

St.

Helier,

JE4

5UT
Barclays

Capital

Futures

(Singapore)
Private
Holding

Stuttgarter

Straße

GmbH

(In
Barclays

Index

Finance

Trust
S Limited
Liquidation)
-

Lime

Grove

House,

Green

Street,
Barclays

Capital

Holdings

(Singapore)

A
St

Helier,

JE1

2ST
Private

Limited
Guernsey
Barbridge

Limited

(In

Liquidation)
A,

I,
DD

Barclays

Merchant

Bank

(Singapore)

Ltd.
-

P.O.

Box

33,

Dorey

Court,

Admiral

Park,
St.

-

13

Library

Place,

St

Helier,

JE4

8NE

Peter

Port,

GY1

4AT
Barclays

Nominees

(Jersey)

Limited
A Spain
Barclays

Insurance

Guernsey

PCC

Limited
A,

Q
Barclaytrust

Channel

Islands

Limited
A
-

Calle

Jose,

Abascal

51,

28003,

Madrid
Barclays

UKRF

No.1

IC

Limited
Z
-

Estera

Trust

(Jersey)

Limited,

13-14
Barclays

Tenedora

De

Inmuebles

SL.
A
Barclays

UKRF

ICC

Limited
Z
Esplanade,

St

Helier,

JE1

1EE
BVP

Galvani

Global,

S.A.U.
A
-

PO

BOX

41,

Floor

2,

Le

Marchant

House,
Le

MK

Opportunities

GP

Ltd
A

Truchot,

St

Peter

Port,

GY1

3BE
Switzerland
Barclays

Nominees

(Guernsey)

Limited

(In
A Luxembourg
-

Chemin

de

Grange

Canal

18

-20,

PO
Box

Liquidation)
-

9,

allée

Scheffer,

L-2520
3941,

1211,

Geneva
Barclays

Alzin

Investments

S.à

r.l.
Barclays

Bank

(Suisse)

SA
Hong

Kong
Barclays

Bayard

Investments

S.à

r.l.
J,

K
BPB

Holdings

SA
-

42nd

floor

Citibank

Tower,

Citibank
Plaza,

Barclays

Bedivere

Investments

S.à

r.l.
3

Garden

Road
Barclays

Bordang

Investments

S.à

r.l.
United

States
Barclays

Bank

(Hong

Kong

Nominees)
Limited

A
Barclays

BR

Investments

S.à

r.l.

-

Corporation

Service

Company,
(in

Liquidation)
Barclays

Cantal

Investments

S.à

r.l.
251

Little

Falls

Drive,

Wilmington,
Barclays

Capital

Asia

Nominees

Limited

(In
Barclays

Capital

Luxembourg

S.à

r.l.
DE

19808
Liquidation)
Barclays

Capital

Trading

Luxembourg

S.à
r.l.
J,

K
Analytical

Trade

Holdings

LLC
-

Level

41,

Cheung

Kong

Center,

2
Queen's
Barclays

Claudas

Investments

S.à

r.l.
Analytical

Trade

Investments

LLC
BB
Road,

Central
Barclays

Equity

Index

Investments

S.à

r.l.
Archstone

Equity

Holdings

Inc
Barclays

Capital

Asia

Limited
A
Barclays

International

Luxembourg

Dollar
Barclays

Bank

Delaware
F,

I
Holdings

S.à

r.l.
Barclays

Capital

Derivatives

Funding

LLC
C
India
Barclays

Lamorak

Investments

S.à

r.l.
T
Barclays

Capital

Energy

Inc.
-

208

Ceejay

House,

Shivsagar

Estate,

Dr
A

Barclays

Leto

Investments

S.à

r.l.
Barclays

Capital

Holdings

Inc.
G,

H,
I
Beasant

Road,

Worli,

Mumbai,

400

018
Barclays

Luxembourg

EUR

Holdings

S.à
r.l
T
Barclays

Capital

Real

Estate

Finance

Inc.
Barclays

Securities

(India)

Private

Limited
Barclays

Luxembourg

Finance

S.à

r.l.
Barclays

Capital

Real

Estate

Holdings

Inc.
Barclays

Wealth

Trustees

(India)

Private

Barclays

Luxembourg

GBP

Holdings

S.à
r.l.
T
Barclays

Capital

Real

Estate

Inc.
Limited
Barclays

Luxembourg

Global

Funding

S.à
r.l.
Barclays

Commercial

Mortgage

Securities

C
-

Level

10,

Block

B6,

Nirlon

Knowledge

Barclays

Luxembourg

Holdings

S.à

r.l.
I,

AA
LLC
Park,

Off

Western

Express

Highway
Barclays

Luxembourg

Holdings

SSC
B
Barclays

Capital

Equities

Trading

GP
B

Goregaon

(East),

Mumbai,

40063
Barclays

Pelleas

Investments

S.à

r.l.
Barclays

Dryrock

Funding

LLC
C
Barclays

Investments

&

Loans

(India)

A,

F,

I
-

68-70

Boulevard

de

la

Petrusse,

L-
2320
Barclays

Electronic

Commerce

Holdings
Inc.
Private

Limited
Adler

Toy

Holding

Sarl
Barclays

Financial

LLC
C
Barclays

Group

US

Inc.
G,

I
Ireland Mauritius
Barclays

Insurance

U.S.

Inc.
-

One

Molesworth

Street,

Dublin

2,
-

C/O

Rogers

Capital

Corporate
Services
Barclays

Oversight

Management

Inc.
D02RF29
Limited,

3
rd

Floor,

Rogers

House,

No.5
Barclays

Receivables

LLC
C

Additional

information
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

207
Barclays

Bank

Ireland

Public

Limited

A
President

John

Kennedy

Street,

Port
Louis
Barclays

Services

Corporation
Company
Barclays

Capital

Mauritius

Limited
A
Barclays

Services

LLC
C
Barclays

Europe

Client

Nominees

Barclays

Capital

Securities

Mauritius

A
Barclays

US

CCP

Funding

LLC
C
Designated

Activity

Company
Limited
Barclays

US

Funding

LLC
C
Barclays

Europe

Firm

Nominees

Designated
-

Fifth

Floor,

Ebene

Esplanade,

24
Barclays

US

Investments

Inc.
J,

K
Activity

Company
Cybercity,

Ebene
Barclays

US

LLC
G,H,I,
U
Barclays

Europe

Nominees

Designated

Barclays

Mauritius

Overseas

Holdings

A
BCAP

LLC
C

Activity

Company
Limited

Crescent

Real

Estate

Member

LLC
C
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
Other

Related

Undertakings
% Note
Curve

Investments

GP
B
Monaco
Gracechurch

Services

Corporation
-

31

Avenue

de

la

Costa,

Monte
Lagalla

Investments

LLC
Carlo
Long

Island

Holding

A

LLC
C
Societe

Civile

Immobiliere

31
75.00
A
LTDL

Holdings

LLC
C
Marbury

Holdings

LLC
Portugal
Procella

Investments

No.2

LLC
C

Costa

no.

15-

A,

2750

-423
Procella

Investments

No.3

LLC
C
Cascais
Preferred

Liquidity,

LLC
J
Other

Related

Undertakings
%
Note
Projepolska,

S.A.

(In

Liquidation)
24.50 Z
Relative

Value

Holdings,

LLC
United

Kingdom
Surrey

Funding

Corporation
-

1

Churchill

Place,

London,

E14
5HP
United

States

of

America
Sussex

Purchasing

Corporation
PSA

Credit

Company

Limited
50.00
A,

J,

L
-

Corporation

Service
Company,
Sutton

Funding

LLC
C
(In

Liquidation)
251

Little

Falls

Drive,
TPProperty

LLC
C
-

3

-

5

London

Road,

Rainham,

Kent,
1209

Orange

Street,
US

Secured

Investments

LLC
R
ME8

7RG
Wilmington

DE

,19808
Verain

Investments

LLC
Trade

Ideas

Limited
20.00
A,

Z
DG

Solar

Lessee

II,

LLC
75.00
C,

Z
Wilmington

Riverfront

Receivables

LLC
J,

K
-

50

Lothian

Road,

Festival

Square,
DG

Solar

Lessee,

LLC
75.00
C,

Z
-

Corporation

Service

Company,

100

Pearl

Edinburgh,

EH3

9WJ
-

Corporation

Trust

Company,
Street,

17
th

Floor,

MC-CSC1,

Hartford,

Equistone

Founder

Partner

II

L.P.
20.00
A,

B,

Z
Corporation

Trust

Centre,

1209
CT

06103
Equistone

Founder

Partner

III

L.P.
35.00
A,

B,

Z
Orange

Street,

Wilmington

DE
Barclays

Capital

Inc.
-

Enigma,

Wavendon

Business

Park
19801
-

Corporation

Service

Company,

80

State
Milton

Keynes,

MK17

8LX
VS

BC

Solar

Lessee

I

LLC
50.00
C,

Z
Street,

Albany,

NY,

12207-

2543
Intelligent

Processing

Solutions
Limited
19.50
A,

Z
Subsidiaries

by

virtue

of

control
The

related

undertakings

below

are
Subsidiaries

in

accordance

with

s.1162
Companies

Act

2006

as

Barclays

can
exercise

dominant

influence

or

control

over
them.
Barclays

Payment

Solutions

Inc.
-

65A

Basinghall

Street,

London,
-Corporation

Service

Company,

2626
EC2V

5DZ
Glenwood

Ave,

Suite

550,

Raleigh,

NC,
Cyber

Defence

Alliance

Limited
25.00
A,

E,

Z
27608
Barclays

US

GPF

Inc.
Cayman

Islands
Equifirst

Corporation

(In

Liquidation)
-PO

Box

309GT,

Ugland

House,
-

745

Seventh

Avenue,

New

York

NY
10019
South

Church

Street,

Grand
Subsidiaries

by

virtue

of
control
% Note
Alynore

Investments

Limited

Partnership
B
Cayman,

KY1-1104
United

Kingdom
Barclays

US

Holdings

Limited

90
A,

J
-

1

Churchill

Place,

London,
Zimbabwe
E14

5HP
-

2

Premium

Close,

Mount

Pleasant
Business
Korea,

Republic

of
Oak

Pension

Asset

0.00
Z
Park,

Mount

Pleasant,

Harare
-

18
th

Floor,

Daishin

Finance

Center,
Management

Limited
Branchcall

Computers

(Pvt)

Limited
A
343,

Samil-daero,

Jung-go,

Seoul
Water

Street

Investments

0.00
Z
Woori

BC

Pegasus
70.00
A,

W
Limited
Securitization

Specialty

Co.,

Limited
Cayman

Islands
-

PO

Box

309GT,

Ugland
Luxembourg
House

South

Church

Street,
-

9,

allée

Scheffer,

L-2520
Grand

Cayman,

KY1-1104
Preferred

Funding

S.à

r.l.
33.33 X
Hornbeam

Limited
0.00
Z
Preferred

Investments

S.à

r.l.
33.33
I,

X
Malta
-

RS2

Buildings,

Fort

Road,
Mosta

MST

1859

RS2

Software

PLC
18.25
A,

Z

Additional

information
Income

statement

commentary

Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

208
Income

Statement

commentary
Barclays

Bank

PLC

continued

to

support

its

customers

and

clients

through

the

COVID-19

pandemic

by

providing

or

facilitating

lending,

through
a

range

of

support

programmes

which

have

been

introduced,

as

well

as

enabling

the

raising

of

debt

and

equity

financing

in

the

capital

markets.
Support

actions,

including

payment

holidays,

were

introduced

to

help

customers

and

clients.
2020

compared

to

2019
●
Profit

before

tax

decreased

1%

to

£3,075m

driven

by

a

£1,412m

decrease

in

CC&P

to

a

loss

before

tax

of

£292m.

This

was

partially

offset
by

a

£1,339m

increase

in

CIB

to

£3,929m

and

a

lower

loss

in

Head

Office

of

£562m

(2019:

£598m)
●
Total

income

increased

11%

to

£15,778m
–
CIB

income

increased

26%

to

£12,607m

driven

by

a

52%

increase

in

Markets,

reflecting

gains

in

market

share

as

well

as

an
increase

in

market

size
a
,

wider

spreads,

higher

levels

of

client

activity

and

volatility,

an

8%

increase

in

Banking

fees,

partially
offset

by

a

12%

decline

in

Corporate

as

deposit

balance

growth

was

more

than

offset

by

margin

compression

and

due

to

the
impact

of

losses

on

the

mark

to

market

of

lending

and

related

hedge

positions,

and

the

carry

costs

of

those

hedges
–
CC&P

income

decreased

22%

to

£3,490m

reflecting

lower

cards

balances,

margin

compression

and

reduced

payments,

which
were

impacted

by

the

COVID-19

pandemic,

and

disposal

of

Barclays

Partner

Finance

(BPF)

within

the

Barclays

Group

in

Q220.
Q220

included

a

c.£100m

valuation

loss

on

Barclays’

preference

shares

in

Visa

Inc.

resulting

from

the

Q220

Supreme

Court

ruling
concerning

charges

paid

by

merchants
–
Head

Office

income

was

an

expense

of

£319m

(2019:

£320m)

which

included

hedge

accounting

and

funding

costs

on

legacy
capital

instruments,

including

£85m

from

repurchases

of

the

Barclays

Bank

PLC

7.625%

Contingent

Capital

Note.

●
Credit

impairment

charges

increased

to

£3,377m

(2019:

£1,202m)

–
CIB

credit

impairment

charges

increased

to

£1,565m

(2019:

£157m)

due

to

the

deterioration

in

economic

outlook

driven

by

the
COVID-19

pandemic.

The

current

year

charge

is

broadly

driven

by

£711m

of

non

default

provisions

for

future

expected

customer
and

client

stress

and

c.£800m

of

single

name

wholesale

loan

charges
–
CC&P

credit

impairment

charges

increased

to

£1,720m

(2019:

£1,016m)

due

to

the

deterioration

in

economic

outlook

driven

by
the

COVID-19

pandemic.

The

current

year

charge

is

broadly

driven

by

£752m

of

non

default

provisions

for

future

expected
customer

and

client

stress.

As

at

31

December

2020,

30

and

90

day

arrears

in

US

cards

were

2.5%

(Q419:

2.7%)

and

1.4%
(Q419:

1.4%)

respectively
–
Head

Office

credit

impairment

charges

increased

to

£92m

(2019:

£29m)

due

to

the

deterioration

in

economic

outlook

driven

by

the
COVID-19

pandemic.

The

incremental

£63m

charge

is

primarily

driven

by

provision

for

future

expected

customer

stress

in

the
Italian

home

loan

portfolio
●
Total

operating

expenses

decreased

5%

to

£9,459m

–
CIB

total

operating

expenses

decreased

3%

to

£7,129m

due

to

cost

efficiencies

and

discipline

in

the

current

environment,

partially
offset

by

higher

bank

levy

charge

mainly

due

to

the

non

recurrence

of

prior

year

adjustments

–
CC&P

total

operating

expenses

decreased

8%

to

£2,176m

reflecting

cost

efficiencies,

lower

marketing

spend

due

to

the

impacts
of

the

COVID-19

pandemic

and

disposal

of

BPF
–
Head

Office

total

operating

expenses

decreased

36%

to

£154m

due

to

lower

litigation

and

conduct

charges,

partially

offset

by
charitable

donations

from

Barclays’

COVID-19

Community

Aid

Package
●
Other

net

income

of

£133m

(2019:

£145m)

reflects

gains

on

disposals

following

the

sale

of

a

number

of

subsidiaries

within

the

Barclays
Group
Please

refer

to

the

Financial

review

section

in

the

Annual

Report

on

form

20-F

2019

for

a

comparative

discussion

of

2019

financial

results
compared

to

2018.

Notes
a

Data

source:

Coalition

Greenwich,

Preliminary

FY20

Competitor

Analysis.

Market

share

represents

Barclays

share

of

the

Global

Industry

Revenue

Pool.

Analysis
is

based

on

Barclays

internal

business

structure

and

internal

revenues.

For

the

year

ended

31

December

2020
2019
Return

on

average

total

assets

0.16% 0.21%
Dividend

payout

ratio
15%
11

%
Average

total

equity

to

average

total

assets

4.9% 5.0%
Guide

3

ratios

Additional

information
Balance

sheet

commentary

Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

209
Total

assets
Total

assets

increased

by

£183bn

to

£1,060bn.
Cash

and

balances

at

central

banks

increased

£30bn

to

£156bn

due

to

an

increase

in

the

liquidity

pool

predominantly

driven

by

an

increase

in
customer

deposits.
Cash

collateral

and

settlement

balances

increased

£18bn

to

£98bn,

predominantly

due

to

increased

activity.
Loans

and

advances

decreased

£7bn

to

£134bn

mainly

due

to

lower

unsecured

lending

balances

in

CC&P.
Reverse

repurchase

agreements

and

other

similar

secured

lending

increased

£7bn

driven

by

an

increase

in

liquidity

pool

assets.
Trading

portfolio

assets

increased

£14bn

to

£128bn

due

to

increased

client

activity.
Financial

assets

at

fair

value

through

the

income

statement

increased

£42bn

to

£172bn

driven

by

reverse

repurchase

agreements

and

similar
secured

lending.
Derivative

financial

instruments

increased

£73bn

to

£303bn,
driven

by

a

decrease

in

major

interest

rate

curves

and

increased

client

activity.
Financial

assets

at

fair

value

through

other

comprehensive

income

increased

£6bn

to

£52bn

due

to

an

increase

in

the

liquidity

pool
predominantly

driven

by

an

increase

in

customer

deposits.
Total

liabilities
Total

liabilities

increased

£180bn

to

£1,006bn.
Deposits

at

amortised

cost

increased

£31bn

to

£245bn

primarily

due

to

CIB

clients

increasing

liquidity.
Cash

collateral

and

settlement

balances

increased

£18bn

to

£86bn,

predominantly

due

to

increased

activity.
Repurchase

agreements

and

other

similar

secured

borrowing

increased

£8bn

to

£10bn

driven

by

increased

secured

borrowing.
Debt

securities

in

issue

and

subordinated

liabilities

had

a

net

decrease

of

£6bn

due

to

the

maturity

of

a

number

of

issuances

which

were

not
refinanced.
Trading

portfolio

liabilities

increased

£11bn

to

£46bn

due

to

increased

client

activity.
Financial

liabilities

designated

at

fair

value

increased

£45bn

to

£250bn

primarily

driven

by

repurchase

agreements

and

secured

lending.
Derivative

financial

instruments

increased

£72bn

to

£301bn,

driven

by

a

decrease

in

major

interest

rate

curves

and

increased

client

activity.

This
is

consistent

with

the

movement

in

derivative

financial

instrument

assets.
Total

shareholders’

equity
Total

shareholders’

equity

increased

£3bn

to

£54bn.
Other

equity

instruments

increased

£0.3bn

to

£8.6bn

driven

by

AT1

instrument

issuances

of

£1.1bn,

partially

offset

by

AT1

redemptions

during
the

year

with

principal

amounts

of

£0.8bn.

AT1

securities

are

perpetual

subordinated

contingent

convertible

securities

structured

to

qualify

as
AT1

instruments

under

prevailing

capital

rules

applicable

as

at

the

relevant

issue

date.
The

fair

value

through

other

comprehensive

income

reserve

increased

£0.4bn

driven

by

an

increase

in

the

fair

value

of

bonds

due

to

decreasing
bond

yields.
The

cash

flow

hedging

reserve

increased

£0.8bn

as

a

result

of

the

fair

value

movements

of

interest

rate

swaps

held

for

hedging

purposes

due

to
a

decrease

in

major

interest

rate

curves.
The

currency

translation

reserve

decreased

£0.6bn

to

£2.7bn

reflecting

the

increase

in

value

of

period

end

GBP

against

USD

partially

offset

by
the

decrease

in

value

of

period

end

GBP

against

EUR.
The

own

credit

reserve

decreased

£0.6bn

to

£1.0bn

debit

due

to

a

tightening

of

Barclays’

credit

spreads

increasing

the

fair

value

of

liabilities

on
balance

sheet.
Retained

earnings

increased

£2.9bn

driven

by

£1.8bn

profit

after

tax

and

a

£1.5bn

capital

contribution

received

from

Barclays

PLC,

partially
offset

by

dividends

paid

on

ordinary

and

preference

shares

totalling

£0.3bn.

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

210
Deposits

and

short-term

borrowings
Deposits
Deposits

include

deposits

from

banks

and

customer

accounts.
2020 2019 2018
Average

for

the

year

ended

31

December
£m £m £m
Deposits

at

amortised

cost
UK
148,711
130,726 272,730
Europe
46,353
39,496 32,886
Americas
36,841
31,815 44,562
Asia
12,269
9,268 6,062
Africa
8,290
7,802 6,702
Total

deposits

at

amortised

cost
252,464 219,107 362,942
2020 2019 2018
For

the

year

ended

31

December
a
£m £m £m
Deposits

at

amortised

cost
244,696 213,881 399,189
In

offices

in

the

United

Kingdom:
Current

and

demand

accounts
-

interest

free
44,371 31,865 92,008
-

interest

bearing
29,655 25,040 35,442
Savings

accounts
17,251 14,059 121,600
Other

time

deposits

-

retail
4,683 4,846 12,467
Other

time

deposits

-

wholesale
67,192 62,949 60,475
Total

repayable

in

offices

in

the

United

Kingdom
163,152 138,759 321,992
In

offices

outside

the

United

Kingdom:
Current

and

demand

accounts
-

interest

free
15,309
10,613 8,950
-

interest

bearing
13,772
12,932 9,606
Savings

accounts
14,940
14,110 12,738
Other

time

deposits
37,523
37,467 45,903
Total

repayable

in

offices

outside

the

United

Kingdom
81,544 75,122 77,197
Deposits

at

amortised

cost

amounts

in

offices

in

the

United

Kingdom

received

from

non-residents

amounted

to

£31,818m

(2019:

£32,499m).
Note
a

The

UK/Non-UK

deposit

analysis

is

based

on

the

location

of

the

office

where

the

transactions

are

recorded.
Short-term

borrowings
Short-term

borrowings

include

deposits

from

banks,

commercial

paper,

negotiable

certificates

of

deposit

and

repurchase

agreements.
Deposits

from

banks
Deposits

from

banks

are

taken

from

a

wide

range

of

counterparties

and

generally

have

maturities

of

less

than

one

year.
2020 2019
£m £m
Year

-end

balance
17,331
18,144
Average

balance
a 25,208
24,812
Maximum

balance
a 38,199
29,754
Average

interest

rate

during

year
0.3%
1.5%
Year

-end

interest

rate
0.5%
2.2%
Notes
a

Calculated

based

on

month

-end

balances.
Commercial

paper
Commercial

paper

is

issued

by

the

Group,

mainly

in

the

United

States,

generally

in

denominations

of

not

less

than

$100,000,

with

maturities

of
up

to

270

days.

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

211
2020 2019
£m £m
Year

-end

balance
13,528 13,874
Average

balance
a 17,912 17,475
Maximum

balance
a 21,250 20,381
Average

interest

rate

during

year
1.1% 1.0%
Year

-end

interest

rate
1.4% 1.2%
Note
a

Calculated

based

on

month

-end

balances.
Negotiable

certificates

of

deposit
Negotiable

certificates

of

deposits

are

issued

mainly

in

the

United

Kingdom

and

United

States,

generally

in

denominations

of

not

less

than
$100,000.

2020 2019
£m £m
Year

-end

balance
6,803 7,716
Average

balance
a 11,965
10,619
Maximum

balance
a 17,667
13,315
Average

interest

rate

during

year
0.8%
3.0%
Year

-end

interest

rate
1.4%
4.1%
Note
a

Calculated

based

on

month

-end

balances.
Repurchase

agreements
Repurchase

agreements

are

entered

into

with

both

customers

and

banks

and

generally

have

maturities

of

not

more

than

three

months.
2020 2019
£m £m
Year

-end

balance
10,443
2,032
Average

balance
a 8,566
4,542
Maximum

balance
a 19,129
9,739
Average

interest

rate

during

year
0.4%
0.7%
Year

-end

interest

rate
0.3%
1.5%
Note
a

Calculated

based

on

month

-end

balances.
Commitments

and

contractual

obligations
Commercial

commitments

include

guarantees,

contingent

liabilities

and

standby

facilities.
Commercial

commitments
Amount

of

commitment

expiration

per

period
Less

than

one
year

Between

one

to
three

years
Between

three
to

five

years

After

five

years
Total

amounts
committed
£m £m £m £m £m
As

at

31

December

2020
Guarantees

and

letters

of

credit

pledged

as

collateral

security

15,115

23
-

-

15,138
Performance

guarantees,

acceptances

and

endorsements

5,792

2
-

-

5,794
Documentary

credits

and

other

short-term

trade

related

transactions

1,086
-

-

-

1,086
Standby

facilities,

credit

lines

and

other

commitments

263,461

245

202

28

263,936
As

at

31

December

2019
Guarantees

and

letters

of

credit

pledged

as

collateral

security

16,893

107

6
-

17,006
Performance

guarantees,

acceptances

and

endorsements

6,660

78

22

11

6,771
Documentary

credits

and

other

short-term

trade

related

transactions

1,291
-

-

-

1,291
Standby

facilities,

credit

lines

and

other

commitments

267,883

216

273

364

268,736
Contractual

obligations

include

debt

securities.

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

212
Contractual

obligations

Payments

due

by

period
Less

than

one
year
Between

one

to
three

years
Between

three
to

five

years
After

five

years

Total
£m £m £m £m £m
As

at

31

December

2020
Long-term

debt
a
29,434 11,644 9,478 15,797 66,353
As

at

31

December

2019
Long-term

debt
a 25,786 21,979 13,457 18,779 80,001
Note
a

Long-term

debt

has

been

prepared

to

reflect

cash

flows

on

an

undiscounted

basis

,

which

includes

interest

payments.

Net

cash

flows

from

derivatives

used

to

hedge

long-term

debt

amount

to

£2.3bn

(2019:

£1.6bn).
Further

information

on

the

contractual

maturity

of

the

Barclays

Bank

Group’s

assets

and

liabilities

is

given

in

the

Liquidity

risk

section.
Securities
Investment

securities

include

securities

reported

within

loans

and

advances

at

amortised

cost

and

financial

assets

at

fair

value

through

other
comprehensive

income.
Other

securities

include

securities

reported

within

trading

portfolio

and

financial

assets

at

fair

value

through

the

income

statement
.
Analysis

of

securities
2020 2019 2018
As

at

31

December
£m £m £m
Investment

securities

US

government,

other

public

bodies

and

agencies
13,731 11,628 9,078
United

Kingdom

government
13,617 12,880 7,516
Other

government
16,929 11,685 15,483
Mortgage

and

asset

backed

securities
1,702 1,019 617
Corporate

and

other

issuers
20,894 18,476 13,466
Debt

securities
66,873 55,688 46,160
Equity

securities

1 1 11
Investment

securities
66,874 55,689 46,171
Other

securities

US

government,

other

public

bodies

and

agencies
21,004 19,410 23,890
United

Kingdom

government
7,141 10,380 10,005
Other

government
17,582 11,622 9,825
Mortgage

and

asset

backed

securities

1,733 2,354 2,023
Corporate

and

other

issuers
10,433 13,334 15,906
Debt

securities
57,893 57,100 61,649
Equity

securities

65,934 62,549 44,737
Other

securities
123,827 119,649 106,386
Investment

debt

securities

include

government

securities

held

as

part

of

the

Group’s

treasury

management

portfolio

for

asset

and

liability,
liquidity

and

regulatory

purposes

and

are

for

use

on

a

continuing

basis

in

the

activities

of

the

Group.

In

addition,

the

Group

holds

as

investments
listed

and

unlisted

corporate

securities.

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

213
Maturities

and

yield

of

investment

debt

securities
Maturing

within

one
year
Maturing

after

one

but
within

five

years

Maturing

after

five

but
within

ten

years

Maturing

after

ten

years
Total
Amount Yield Amount Yield Amount Yield Amount Yield Amount Yield
As

at

31

December

2020
£m % £m % £m % £m % £m %
US

government,

other

public
bodies

and

agencies
1,344 0.4% 6,800 0.6% 4,248 1.2% 1,339 2.5% 13,731 1.0%
United

Kingdom

government
653 1.3% 5,716 1.5% 1,482 2.6% 5,766 1.1% 13,617 1.4%
Other

government
1,593 2.6% 3,990 1.7% 7,728 0.6% 3,618 1.6% 16,929 1.3%
Other

issuers

2,313 0.4% 11,464 1.7% 6,267 1.1% 2,552 1.2% 22,596 1.3%
Total

book

value
5,903 1.1% 27,970 1.4% 19,725 1.0% 13,275 1.4% 66,873 1.3%
The

yield

for

each

range

of

maturities

is

calculated

by

dividing

the

annualised

interest

income

prevailing

at

reporting

date

by

the

book

value

of
securities

held

at

that

date.
The

above

table

is

only

for

debt

securities

held

at

the

reporting

date

and

does

not

include

associated

hedges.

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

214
Average

balance

sheet
Average

balances

are

based

upon

monthly

averages.

Assets
2020
Average
balance
Interest

income
Interest
expenseᵃ
Total

interest
Rate
£m £m £m £m %
Cash

and

balances

at

central

banks
UK 44,950 84 - 84 0.2
Cash

and

balances

at

central

banks
Non-UK 123,162 142 (281) (139) (0.1)
Cash

and

balances

at

central

banks
Total 168,112 226 (281) (55) -
Loans

and

advances

at

amortised

cost
UK 78,833 1,500 - 1,500 1.9
Loans

and

advances

at

amortised

cost
Non-UK 73,781 3,010 (4) 3,006 4.1
Loans

and

advances

at

amortised

cost
b
Total 152,614 4,510 (4) 4,506 3.0
Cash

collateral
UK 61,503 196 (31) 165 0.3
Cash

collateral
Non-UK 18,110 36 - 36 0.2
Cash

collateral
Total 79,613 232 (31) 201 0.3
Reverse

repurchase

agreements
UK 675 8 - 8 1.2
Reverse

repurchase

agreements
Non-UK 8,917 4 (9) (5) (0.1)
Reverse

repurchase

agreements
Total 9,592 12 (9) 3 -
Interest

earning

assets

at

fair

value

through

other

comprehensive
income UK 47,665 549 - 549 1.2
Interest

earning

assets

at

fair

value

through

other

comprehensive
income Non-UK 2,927 55 - 55 1.9
Interest

earning

assets

at

fair

value

through

other
comprehensive

income
Total 50,592 604 - 604 1.2
Other

interest

and

similar

income
c - 422 - 422 -
Total

interest

earning

assets

not

at

fair

value

through

P&L
460,523 6,006 (325) 5,681 1.2
Less

interest

and

similar

expense
- (2,846) 325 (2,521) -
Net

interest
460,523 3,160 - 3,160 -
Interest

earning

assets

at

fair

value

through

P&L
UK 184,701
Interest

earning

assets

at

fair

value

through

P&L
Non-UK 76,369
Interest

earning

assets

at

fair

value

through

P&L
Total 261,070
Total

interest

earning

assets
721,593
Impairments (4,852)
Non-interest

earning

assets

412,510
Total 1,129,251
Percentage

of

total

average

interest

earning

assets

in

offices
outside

the

UK
42%
Notes
a

For

the

purposes

of

the

average

balance

sheet,

negative

interest

earned

on

assets

(which

is

presented

within

interest

and

similar

expense

in

the

statutory

accounts)

is
included

in

determining

the

total

net

interest

figure.

This

presentation

is

deemed

appro

priate

to

represent

the

return

associated

with

each

asset

class

in

the

table.
b

Loans

and

advances

at

amortised

cost

include

all

doubtful

lendings,

including

non-accrual

lendings.

Interest

receivable

on

such

lendings

has

been

included

to

the

extent

to
which

either

cash

payments

have

been

received

or

interest

has

been

accrued

in

accordance

with

the

income

recognition

policy

of

the

Barclays

Bank

Group
c

Other

interest

and

similar

income

principally

relates

to

hedging

activity.

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

215
Assets
2019
Average
balance
Interest

income
Interest

expenseᵃ
Total

net

interest Rate
£m £m £m £m %
Cash

and

balances

at

central

banks
UK 38,450 293 - 293 0.8
Cash

and

balances

at

central

banks
Non-UK 101,371 626 (233) 393 0.4
Cash

and

balances

at

central

banks
Total 139,821 919 (233) 686 0.5
Loans

and

advances

at

amortised

cost
UK 74,894 1,746 1,746 2.3
Loans

and

advances

at

amortised

cost
Non-UK 71,925 3,768 (3) 3,765 5.2
Loans

and

advances

at

amortised

cost
b
Total 146,819 5,514 (3) 5,511 3.8
Cash

collateral
UK 56,091 394 (14) 380 0.7
Cash

collateral
Non-UK 7,400 49 - 49 0.7
Cash

collateral
Total 63,491 443 (14) 429 0.7
Reverse

repurchase

agreements
UK 1,284 46 - 46 3.6
Reverse

repurchase

agreements
Non-UK 2,041 11 - 11 0.5
Reverse

repurchase

agreements
Total 3,325 57 - 57 1.7
Interest

earning

assets

at

fair

value

through

other

comprehensive
income UK 49,399 756 - 756 1.5
Interest

earning

assets

at

fair

value

through

other

comprehensive
income Non-UK 2,961 75 - 75 2.5
Interest

earning

assets

at

fair

value

through

other
comprehensive

income
Total 52,360 831 - 831 1.6
Other

interest

and

similar

income
c
321 - 321 -
Total

interest

earning

assets

not

at

fair

value

through

P&L
405,816 8,085 (250) 7,835 1.9
Less

interest

and

similar

expense
(4,178) 250 (3,928) -
Net

interest
405,816 3,907 - 3,907 -
Interest

earning

assets

at

fair

value

through

P&L
UK 188,811
Interest

earning

assets

at

fair

value

through

P&L
Non-UK 68,031
Interest

earning

assets

at

fair

value

through

P&L
Total 256,842
Total

interest

earning

assets
662,658
Impairments (3,776)
Non-interest

earning

assets

348,215
Total 1,007,097
Percentage

of

total

average

interest

earning

assets

in

offices
outside

the

UK
38%
Notes
a

Comparatives

for

negative

interest

income

on

liabilities

and

negative

interest

expense

on

assets

have

been

re

-presented.

Negative

interest

earned

on

assets

(which

is
presented

within

interest

and

similar

expense

in

the

statutory

accounts)

is

included

in

determining

the

total

net

interest

figure.

This

presentation

is

deemed

appropriate

to
represent

the

return

associated

with

each

asset

class

in

the

table.
b

Loans

and

advances

at

amortised

cost

include

all

doubtful

lendings,

including

non-accrual

lendings.

Interest

receivable

on

such

lendings

has

been

included

to

the

extent

to
which

either

cash

payments

have

been

received

or

interest

has

been

accrued

in

accordance

with

the

income

recognition

policy

of

the

Barclays

Bank

Group.
c

Other

interest

and

similar

income

principally

relates

to

hedging

activity.

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

216
Assets
2018
Average
balance
Interest
income
Interest
expense
a
Discontinued
operations
Total

net
interest Rate
£m £m £m £m £m %
Cash

and

balances

at

central

banks
UK 42,611 93 (6) 127 214 0.5
Cash

and

balances

at

central

banks
Non-UK 106,344 826 (208) - 618 0.6
Cash

and

balances

at

central

banks
Total
148,955 919 (214) 127 832 0.6
Loans

and

advances

at

amortised

cost
UK 133,590 2,225 - 1,518 3,743 2.8
Loans

and

advances

at

amortised

cost
Non-UK 65,851 3,329 (2) - 3,327 5.1
Loans

and

advances

at

amortised

cost
b Total 199,441 5,554 (2) 1,518 7,070 3.5
Cash

collateral
UK 50,437 324 (12) - 312 0.6
Cash

collateral
Non-UK 5,343 47 - - 47 0.9
Cash

collateral
Total 55,780 371 (12) - 359 0.6
Reverse

repurchase

agreements
UK 580 2 - - 2 0.3
Reverse

repurchase

agreements
Non-UK 855 10 - - 10 1.2
Reverse

repurchase

agreements
Total
1,435 12 - - 12 0.8
Interest

earning

assets

at

fair

value

through

other

comprehensive
income UK 49,733 589 - 132 721 1.4
Interest

earning

assets

at

fair

value

through

other

comprehensive
income Non-UK 2,857 73 - - 73 2.6
Interest

earning

assets

at

fair

value

through

other
comprehensive

income
Total 52,590 662 - 132 794 1.5
Other

interest

and

similar

income
c
- (59) - (11) (70) -
Total

interest

earning

assets

not

at

fair

value

through

P&L
458,201 7,459 (228) 1,766 8,997 2.0
Less

interest

and

similar

expense
(4,329) 228 (317) (4,418) -
Net

interest
458,201 3,130 - 1,449 4,579 -
Interest

earning

assests

at

fair

value

through

P&L
UK 170,459
Interest

earning

assests

at

fair

value

through

P&L
Non-UK 77,129
Interest

earning

assests

at

fair

value

through

P&L
Total 247,588
Total

interest

earning

assets
705,789
Impairments (4,851)
Non-interest

earning

assets

335,903
Total 1,036,841
Percentage

of

total

average

interest

earning

assets

in

offices
outside

the

UK
37%
Notes
a

Comparatives

for

negative

interest

income

on

liabilities

and

negative

interest

expense

on

assets

have

been

re-

presented.

Negative

interest

earned

on

assets

(which

is
presented

within

interest

and

similar

expense

in

the

statutory

accounts)

is

included

in

determining

the

total

net

interest

figure.

This

presentation

is

deemed

appropriate

to
represent

the

return

associated

with

each

asset

class

in

the

table.
b

Loans

and

advances

at

amortised

cost

include

all

doubtful

lending.

Interest

receivable

on

such

lending

has

been

included

to

the

extent

to

which

either

cash

payments

have
been

received

or

interest

has

been

accrued

in

accordance

with

the

income

recognition

policy

of

the

Barclays

Bank

Group.
c

Other

interest

and

similar

income

principally

includes

interest

income

relating

to

hedging

activity.

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

217
Liabilities
2020
Average
balance
Interest
expense
Interest
incomeᵃ
Total

net
interest Rate
£m £m £m £m %
Deposits

at

amortised

cost
UK 130,760 200 (15) 185 0.1
Deposits

at

amortised

cost
Non-UK 70,707 444 (15) 429 0.6
Deposits

at

amortised

cost
Total 201,467 644 (30) 614 0.3
Cash

collateral
UK
53,245 96 (31) 65 0.1
Cash

collateral
Non-UK 13,921 38 - 38 0.3
Cash

collateral
Total 67,166 134 (31) 103 0.2
Debt

securities

in

issue
UK 17,935 70 - 70 0.4
Debt

securities

in

issue
Non-UK
23,543 354 (2) 352 1.5
Debt

securities

in

issue
Total 41,478 424 (2) 422 1.0
Subordinated

liabilities
UK 34,573 1,104 - 1,104 3.2
Subordinated

liabilities
Non-UK 220 8 - 8 3.6
Subordinated

liabilities
Total 34,793 1,112 - 1,112 3.2
Repurchase

agreements
UK
7,245 29 - 29 0.4
Repurchase

agreements
Non-UK 1,321 7 (5) 2 0.2
Repurchase

agreements
Total 8,566 36 (5) 31 0.4
Other

interest

and

similar

expense
b - 496 - 496 -
Total

interest

bearing

liabilities

not

at

fair

value

through

P&L
353,470 2,846 (68) 2,778 0.8
Interest

bearing

liabilities

at

fair

value

through

P&L
UK 239,987
Interest

bearing

liabilities

at

fair

value

through

P&L
Non-UK 51,887
Interest

bearing

liabilities

at

fair

value

through

P&L
Total 291,874
Total

interest

bearing

liabilities
645,344
Interest

free

customer

deposits
UK
38,136
Interest

free

customer

deposits
Non-UK 12,860
Interest

free

customer

deposits
Total 50,996
Other

non-interest

bearing

liabilities
377,157
Shareholders'

equity
55,754
Total 1,129,251
Percentage

of

total

average

interest

bearing

liabilities

in

offices
outside

the

UK
25%
Notes
a

For

the

purposes

of

the

average

balance

sheet,

negative

interest

earned

on

liabilities

(which

is

presented

within

interest

and

similar

income

in

the

statutory

accounts)

is
included

in

determining

the

total

net

interest

figure.

This

presentation

is

deemed

appropriate

to

represent

the

return

associated

with

each

asset

class

in

the

table.
b

Other

interest

and

similar

expense

principally

relates

to

hedging

activity

.

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

218
Liabilities
2019
Average
balance
Interest

expense
Interest

incomeᵃ
Total

net

interest Rate
£m £m £m £m %
Deposits

at

amortised

cost
UK 110,455 636 - 636 0.6
Deposits

at

amortised

cost
Non-UK 67,628 1,142 (1) 1,141 1.7
Deposits

at

amortised

cost
Total 178,083 1,778 (1) 1,777 1.0
Cash

collateral
UK 50,985 214 (10) 204 0.4
Cash

collateral
Non-UK 8,332 82 - 82 1.0
Cash

collateral
Total
59,317 296 (10) 286 0.5
Debt

securities

in

issue
UK 15,832 101 - 101 0.6
Debt

securities

in

issue
Non-UK 25,730 772 (2) 770 3.0
Debt

securities

in

issue
Total 41,562 873 (2) 871 2.1
Subordinated

liabilities
UK 35,590 1,072 - 1,072 3.0
Subordinated

liabilities
Non-UK 374 24 - 24 6.4
Subordinated

liabilities
Total 35,964 1,096 - 1,096 3.0
Repurchase

agreements
UK 2,160 11 - 11 0.5
Repurchase

agreements
Non-UK 2,381 20 - 20 0.8
Repurchase

agreements
Total 4,541 31 - 31 0.7
Other

interest

and

similar

expense
b - 104 - 104 -
Total

interest

bearing

liabilities

not

at

fair

value

through

P&L
319,467 4,178 (13) 4,165 1.3
Interest

bearing

liabilities

at

fair

value

through

P&L
UK 231,224
Interest

bearing

liabilities

at

fair

value

through

P&L
Non-UK 62,304
Interest

bearing

liabilities

at

fair

value

through

P&L
Total
293,528
Total

interest

bearing

liabilities
612,995
Interest

free

customer

deposits
UK 30,688
Interest

free

customer

deposits
Non-UK 10,375
Interest

free

customer

deposits
Total 41,063
Other

non-interest

bearing

liabilities
303,005
Shareholders'

equity
50,034
Total
1,007,097
Percentage

of

total

average

interest

bearing

liabilities

in
offices

outside

the

UK
27%
Notes
a

Comparatives

for

negative

interest

income

on

liabilities

and

negative

interest

expense

on

assets

have

been

re

-presented.

Negative

interest

earned

on

liabilities

(which

is
presented

within

interest

and

similar

income

in

the

statutory

accounts)

is

included

in

determining

the

total

net

interest

figure.

This

presentation

is

deemed

appropriate

to
represent

the

return

associated

with

each

asset

class

in

the

table.
b

Other

interest

and

similar

expense

principally

relates

to

hedging

activity.

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

219
Liabilities
2018
Average
balance
Interest
expense
Interest
income
a
Discontinued
operations
Total

net
interest Rate
£m £m £m £m %
Deposits

at

amortised

cost
UK 154,191 641 - 218 859 0.6
Deposits

at

amortised

cost
Non-UK 57,664 950 - - 950 1.6
Deposits

at

amortised

cost
Total 211,855 1,591 - 218 1,809 0.9
Cash

collateral
UK 44,782 176 (7) - 169 0.4
Cash

collateral
Non-UK 5,498 70 - - 70 1.3
Cash

collateral
Total 50,280 246 (7) - 239 0.5
Debt

securities

in

issue
UK 22,570 75 - 233 308 1.4
Debt

securities

in

issue
Non-UK 32,176 418 (28) - 390 1.2
Debt

securities

in

issue
Total 54,746 493 (28) 233 698 1.3
Subordinated

liabilities
UK 20,753 1,382 - - 1,382 6.7
Subordinated

liabilities
Non-UK 143 15 - - 15 10.5
Subordinated

liabilities
Total
20,896 1,397 - - 1,397 6.7
Repurchase

agreements
UK 5,416 9 - - 9 0.2
Repurchase

agreements
Non-UK 6,302 12 - - 12 0.2
Repurchase

agreements
Total 11,718 21 - - 21 0.2
Other

interest

and

similar

expense
b 581 - (134) 447 -
Total

interest

bearing

liabilities

not

at

fair

value

through
P&L 349,495 4,329 (35) 317 4,611 1.3
Interest

bearing

liabilities

at

fair

value

through

P&L
UK 250,273
Interest

bearing

liabilities

at

fair

value

through

P&L
Non-UK 51,249
Interest

bearing

liabilities

at

fair

value

through

P&L
Total 301,522
Total

interest

bearing

liabilities
651,017
Interest

free

customer

deposits
UK 49,380
Interest

free

customer

deposits
Non-UK 9,496
Interest

free

customer

deposits
Total 58,876
Other

non-interest

bearing

liabilities
276,409
Shareholders'

equity
50,539
Total 1,036,841
Percentage

of

total

average

interest

bearing

liabilities

in
offices

outside

the

UK
24%
Notes
a

Comparatives

for

negative

interest

income

on

liabilities

and

negative

interest

expense

on

assets

have

been

re

-presented.

Negative

interest

earned

on

liabilities

(which

is
presented

within

interest

and

similar

income

in

the

statutory

accounts)

is

included

in

determining

the

total

net

interest

figure.

This

presentation

is

deemed

appropriate

to
represent

the

return

associated

with

each

asset

class

in

the

table.
b

Other

interest

and

similar

expense

principally

includes

interest

expense

relating

to

hedging

activity.

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

220
Changes

in

total

interest

–

volume

and

rate

analysis
The

following

tables

allocate

changes

in

interest

between

changes

in

volume

and

changes

in

interest

rates

for

the

last

two

years.

Volume

and
rate

variances

have

been

calculated

on

the

movement

in

the

average

balances

and

the

change

in

the

interest

rates

on

average

interest

earning
assets

and

average

interest

bearing

liabilities.

Where

variances

have

arisen

from

changes

in

both

volumes

and

interest

rates,

these

have

been
allocated

proportionately

between

the

two.
Interest

income
2020/2019

Change

due

to
increase/(decrease)

in:
2019/2018

Change

due

to
increase/(decrease)

in:
Total
change Volume Rate
Total
change Volume Rate
£m £m £m
£m £m £m
Cash

and

balances

at

central

banks
UK (209)

43
(252)

79
(23)

102
Cash

and

balances

at

central

banks
Non-UK (532)

69
(601) (225) (28) (197)
Cash

and

balances

at

central

banks
Total (741)

112
(853)
(146) (51) (95)
Loans

and

advances

at

amortised

cost
UK (246)

88
(334) (1,997) (1,445) (552)
Loans

and

advances

at

amortised

cost
Non-UK (759)

95
(854)

438

315

123
Loans

and

advances

at

amortised

cost
Total (1,005)

183
(1,188) (1,559) (1,130) (429)
Cash

collateral
UK
(215)

34
(249)

68

37

31
Cash

collateral
Non-UK (13)

38
(51)

2

16
(14)
Cash

collateral
Total (228)

72
(300)

70

53

17
Reverse

repurchase

agreements
UK (38) (16) (22)

44

4

40
Reverse

repurchase

agreements
Non-UK (16)

3
(19)

1

8
(7)
Reverse

repurchase

agreements
Total (54) (13) (41)

45

12

33
Interest

earning

assets

at

fair

value

through

other

comprehensive
income UK (207) (26) (181)

35
(5)

40
Interest

earning

assets

at

fair

value

through

other

comprehensive
income Non-UK (20) (1) (19)

2

3
(1)
Interest

earning

assets

at

fair

value

through

other
comprehensive

income
Total (227) (27) (200)

37
(2)

39
Other

interest

income

101
-

101

391
-

391
Total

interest

receivable
(2,154)

327
(2,481) (1,162) (1,118) (44)
Interest

expense
2020/2019

Change

due

to
increase/(decrease)

in:
2019/2018

Change

due

to
increase/(decrease)

in:
Total
change Volume Rate
Total

change
Volume Rate
£m £m £m £m £m £m
Deposits

at

amortised

cost
UK (451)

99
(550) (223) (251)

28
Deposits

at

amortised

cost
Non-UK
(712)

50
(762)

191

168

23
Deposits

at

amortised

cost
Total (1,163)

149
(1,312) (32) (83)

51
Cash

collateral

liabilities
UK (139)

9
(148)

35

24

11
Cash

collateral

liabilities
Non-UK (44)

36
(80)

12

30
(18)
Cash

collateral

liabilities
Total (183)

45
(228)

47

54
(7)
Debt

securities

in

issue
UK (31)

12
(43) (205) (74) (131)
Debt

securities

in

issue
Non-UK (418) (60) (358)

378
(92)

472
Debt

securities

in

issue
Total (449) (48) (401)

173
(166)

341
Subordinated

liabilities
UK

32
(32)

64
(310)

682
(992)
Subordinated

liabilities
Non-UK (16) (8) (8)

9

17
(8)
Subordinated

liabilities
Total

16
(40)

56
(301)

699
(1,000)
Repurchase

agreements
UK

18

20
(2)

2
(7)

9
Repurchase

agreements
Non-UK (18) (6) (12)

8
(11)

19
Repurchase

agreements
Total
-

14
(14)

10
(18)

28
Other

interest

expense

392
-

392
(343)
-

(343)
Total

interest

payable
(1,387)

120
(1,507) (446)

486
(930)

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

221
Credit

risk

additional

disclosure
This

section

of

the

report

contains

supplementary

information

that

is

more

detailed

or

contains

longer

histories

than

the

data

presented

in

the
Risk

review

section.

Risk

elements

in

loans

and

advances

at

amortised

cost
There

are

three

main

higher

credit

risk

elements

identified

in

loans

and

advances:
Loans

assessed

as

Stage

3

credit

impaired

Stage

3

credit

impaired

loans

are

loans

in

default

assessed

for

lifetime

expected

credit

losses.

Further

details

on

the

approach

to

expected
credit

loss

provisioning,

including

the

classification

into

stages

of

gross

exposures

and

approach

to

the

measurement

of

lifetime

expected

credit
losses,

can

be

found

in

Note

1
Significant

Accounting

Policies
.
Loans

greater

than

90

days

past

due

not

considered

Stage

3

credit

impaired
Under

a

US

reporting

framework,

all

accruing

loans

greater

than

90

days

past

due

are

considered

to

be

at

higher

risk

of

loss.

Barclays

Bank
Group

classifies

all

loans

and

advances

past

due

90

days

except

mortgages

as

Stage

3

credit

impaired

loans

and

therefore

these

are

already
considered

a

higher

credit

risk.

However,

in

addition

to

Stage

3

gross

loans

and

advances

past

due

90

days

as

at

31

December

2020,

there

are
a

further

£21m

of

Stage

2

mortgages

loans

between

90

to

180

days

past

due.
Restructured

loans

not

included

above
Restructured

loans:

comprises

loans

not

included

above

where,

for

economic

or

legal

reasons

related

to

the

debtor’s

financial

difficulties,

a
concession

has

been

granted

to

the

debtor

that

would

not

otherwise

be

considered.

These

risk

elements

in

loans

and

advances

at

amortised

cost

may

be

analysed

between

the

United

Kingdom

and

Rest

of

the

World

as

follows:
Risk

elements

in

loans

and

advances

at

amortised

cost
2020 2019 2018
As

at

31

December
£m £m £m
Gross

stage

3

credit

impaired

loans

United

Kingdom
1,016 1,037 872
Rest

of

the

world
4,103 3,311 3,317
Total 5,119 4,348 4,189
Accruing

gross

loans

which

are

not

stage

3

credit

impaired

loans

and

are

contractually
overdue

90

days

or

more

as

to

principal

or

interest

United

Kingdom
21 8 19
Rest

of

the

world
–

–

–

Total 21 8 19
Other

gross

restructured

loans
a
United

Kingdom
–

–

–

Rest

of

the

world
–

–

–

Total
–

–

–

Total

risk

elements

in

loans

and

advances

at

amortised

cost
United

Kingdom
1,037 1,045 891
Rest

of

the

world
4,103 3,311 3,317
Total 5,140 4,356 4,208
Notes
a

Prior

year

comparatives

have

been

restated

to

ensure

the

consistent

basis

of

reporting

with

2020.
Interest

forgone

on

risk

elements

in

loans

and

advances
2020 2019 a 2018 a
£m £m £m
Interest

income

that

would

have

been

recognised

under

the

original

contractual

terms
United

Kingdom
–

–

–

Rest

of

the

World
69 83 77
Total 69 83 77

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

222
Potential

Problem

Loans
Potential

problem

loans

are

those

loans

for

which

serious

doubt

exists

as

to

the

ability

of

the

borrower

to

continue

to

comply

with

repayment
terms

in

the

near

future.
Loans

and

advances

at

amortised

cost

by

product

on

page

49

includes

gross

exposure

and

associated

impairment

allowance

for

assets
classified

as

Stage

2,

but

not

past

due

i.e.

assets

satisfying

the

criteria

for

a

Significant

Increase

in

Credit

Risk,

but

which

are

still

complying

with
repayment

terms.

Forbearance

measures

consist

of

concessions

towards

a

debtor

that

is

experiencing

or

is

about

to

experience

difficulties

in

meeting

their
financial

commitments.

Both

performing

and

non-performing

forbearance

assets

are

classified

as

Stage

3

except

where

it

is

established

that

the
concession

granted

has

not

resulted

in

diminished

financial

obligation

and

that

no

other

regulatory

definition

of

default

criteria

has

been
triggered,

in

which

case

the

asset

is

classified

as

Stage

2.

The

minimum

probationary

period

for

non-performing

forbearance

is

12

months

and
for

performing

forbearance,

24

months.

Hence,

a

minimum

of

36

months

is

required

for

non-performing

forbearance

to

move

out

of

a

forborne
state.
In

order

to

assess

asset

credit

quality,

12-month

PDs

are

used

to

map

assets

into

strong,

satisfactory,

higher

risk

or

credit

impaired.

A

credit

risk
profile

by

internal

PD

grade

for

gross

loans

and

advances

at

amortised

cost

and

allowance

for

ECL

is

shown

in

the

credit

risk

section

on

page
65,

analysing

each

of

these

categories

by

stage.
Wholesale

accounts

that

are

deemed

to

contain

heightened

levels

of

risk

are

recorded

on

graded

watchlists

comprising

four

categories,

graded
in

line

with

the

perceived

severity

of

the

risk

attached

to

the

lending,

and

its

probability

of

default.

Where

a

counterparty’s

financial

health

gives
grounds

for

concern,

it

is

immediately

placed

into

the

appropriate

category.

Once

an

account

has

been

placed

on

a

watchlist,

the

exposure

is
monitored

and,

where

appropriate,

exposure

reductions

are

effected.

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

223
Impairment
Movements

in

allowance

for

impairment

by

geography
2020 2019 2018
£m £m £m
Allowance

for

impairment

as

at

1

January
3,696 3,843 7,102
Exchange

and

other

adjustments
(355) (168) (2,837)
Amounts

written

off:
United

Kingdom
(91) (146) (514)
Europe (201) (96) (62)
Americas (1,042) (1,036) (862)
Africa

and

Middle

East
(3) (9) -
Asia - (6) (18)
New

and

increased/(released)

impairment

allowance:
United

Kingdom
481 147 91
Europe 423 116 84
Americas 1,931 1,071 809
Africa

and

Middle

East
191 (30) 32
Asia 35 10 18
Allowance

for

impairment

as

at

31

December
5,066 3,696 3,843
Average

loans

and

advances

at

amortised

cost

for

the

year
152,614 146,819 199,441
Analysis

of

impairment

charges
2020 2019 2018
As

at

31

December
£m £m £m
Impairment

charges:
United

Kingdom
315 93 (163)
Europe 470 127 52
Americas 1,685 927 758
Africa

and

Middle

East
188 (14) 16
Asia 34 8 25
Loans

and

advances

at

amortised

cost
2,692 1,141 688
Provision

for

undrawn

contractually

committed

facilities

and

guarantees

provided
547 55 (48)
Loans

impairment
3,239 1,196 640
Cash

collateral

and

settlement

balances
2 1 (1)
Financial

instruments

at

fair

value

through

other

comprehensive

income
-
–

4
Other

financial

assets

measured

at

amortised

cost
136 5 -
Impairment

charges
3,377 1,202 643
The

industry

classifications

in

the

tables

below

have

been

prepared

at

the

level

of

the

borrowing

entity.

This

means

that

a

loan

to

a

subsidiary

of
a

major

corporation

is

classified

by

the

industry

in

which

the

subsidiary

operates,

even

though

the

Parent’s

predominant

business

may

be

in

a
different

industry.

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

224
Total

impairment

charges

on

loans

and

advances

at

amortised

cost

by

industry
2020
2019 2018
As

at

31

December
£m
£m £m
United

Kingdom:
Financial

institutions
(37) (4) 66
Manufacturing 23 (7) (4)
Construction 21 (6) (2)
Property 64 (5) (26)
Energy

and

water
12 6 (1)
Wholesale

and

retail

distribution

and

leisure
46 32 (45)
Business

and

other

services
124 10 (116)
Home

loans
(2) - (15)
Cards,

unsecured

and

other

personal

lending
21 43 54
Other 43 24 (74)
Total

United

Kingdom
315
93 (163)
Overseas
2,377
1,048 851
Total

Impairment

charges
2,692 1,141 688
Allowance

for

impairment

by

industry
2020 a 2019 2018
As

at

31

December
£m % £m % £m %
United

Kingdom:
Financial

institutions
78 1.5 63 1.7 66 1.7
Manufacturing 33 0.7 33 0.9 30 0.8
Construction 35 0.7 25 0.7 27 0.7
Property 97 1.9 38 1.0 39 1.0
Government

and

central

bank
1
–

– – - -
Energy

and

water
56 1.1 20 0.5 5 0.1
Wholesale

and

retail

distribution

and

leisure
274 5.4 103 2.8 93 2.4
Business

and

other

services
138 2.7 138 3.7 135 3.5
Home

loans
10 0.2 11 0.3 19 0.5
Cards,

unsecured

and

other

personal

lending
54 1.1 181 4.9 193 5.0
Other 66 1.3 33 0.9 38 1.0
Total

United

Kingdom
841 16.6 645 17.4 645 16.8
Overseas 4,225 83.4 3,051 82.6 3,198 83.2
Total 5,066 100.0
3,696 100.0 3,843 100.0
Note
a

Other

financial

assets

subject

to

impairment

not

included

in

the

table

above

include

£146m

impairment

allowance

relating

to

cash

collateral

and

settlement

balances,

financial
assets

at

fair

value

through

other

comprehensive

income

and

other

assets.

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

225
Amounts

written

off

and

recovered

by

industry
Amounts

written

off
Recoveries

of

amounts
previously

written

off
2020
2019 2018
2020 a
2019 2018
As

at

31

December
£m
£m £m
£m
£m £m
United

Kingdom:
Financial

institutions
26 6 2 18 5 1
Manufacturing 3 2 11 14 4 3
Construction 6 6 7 3 1 -
Property 2 2 31 3 5 4
Energy

and

water
3
–

4 12
–

-
Wholesale

and

retail

distribution

and

leisure
20 12 34 35 19 14
Business

and

other

services
17
39 214
39
6 6
Home

loans
- 4 5 - - -
Cards,

unsecured

and

other

personal

lending
8 71 191 - - -
Other 6 4 15 30 4 2
Total

United

Kingdom
91 146 514 154 44 30
Overseas 1,246 1,147 942 214 29 56
Total 1,337 1,293 1,456 368 73 86
Impairment

ratios
2020
2019 2018
% % %
Impairment

charges

as

a

percentage

of

average

loans

and

advances

at

amortised

cost
2.12 0.82 0.32
Amounts

written

off

(net

of

recoveries)

as

a

percentage

of

average

loans

and

advances

at

amortised

cost
0.63 0.83 0.69
Allowance

for

impairment

balance

as

a

percentage

of

loans

and

advances

at

amortised

cost

as

at

31

December
3.64 2.54 2.73

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

226
Maturity

analysis

of

Gross

loans

and

advances

at

amortised

cost
Maturity

analysis

of

Gross

loans

and

advances

at

amortised

cost
On

demand
Not

more

than

three

months
Over

three

months

but

not

more

than

six

months

Over

six

months

but

not

more

than

one

year
Over

one

year

but

not

more

than

three

years
Over

three

years

but

not

more

than

five

years
Over

five

years

but

not

more

than

ten

years
Over

ten

years Total
As

at

31

December

2020
£m £m £m £m £m £m £m £m £m
United

Kingdom
Corporate

lending
2,630 3,892 1,270 2,864 14,258 8,178 5,472 8,183 46,747
Other

lending

to

customers

in

the

United
Kingdom 1,977 178 929 216 3,299 3,343 528 5,379 15,849
Total

United

Kingdom

4,607 4,070 2,199 3,080 17,557 11,521 6,000 13,562 62,596
Europe 3,376 2,731 847 1,654 7,821 3,154 2,415 2,952 24,950
Americas 3,866 2,721 1,828 2,802 12,818 7,721 5,973 5,581 43,310
Africa

and

Middle

East
716 802 232 420 417 431 414 120 3,552
Asia 1,116 1,272 1,378 385 411 266 69 28 4,925
Total

loans

and

advances

at

amortised
cost 13,681 11,596 6,484 8,341 39,024 23,093 14,871 22,243 139,333
As

at

31

December

2019
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
Industrial

and

geographical

concentrations

of

Gross

loans

and

advances

at

amortised

cost
Gross

Loans

and

advances

at

amortised

cost

by

industry
2020 2019
2018
As

at

31

December
£m £m £m
Financial

institutions
33,603 29,516 27,540
Manufacturing 7,252 8,000 8,444
Construction 2,190 2,574 2,486
Property 10,851 11,121 10,745
Government

and

central

bank
13,762 11,404 3,476
Energy

and

water
4,773 5,373 5,508
Wholesale

and

retail

distribution

and

leisure
8,156 8,363 9,831
Business

and

other

services
13,988 14,816 17,438
Home

loans
11,627 11,334 13,530
Cards,

unsecured

loans

and

other

personal

lending
26,857 36,109 35,498
Other 6,274 6,722 6,306
Loans

and

advances

at

amortised

cost
139,333 145,332 140,802

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

227
Gross

Loans

and

advances

at

amortised

cost

in

the

UK
2020
2019
2018
As

at

31

December
£m
£m £m
Financial

institutions
11,951 7,821 5,605
Manufacturing 4,706 4,512 4,035
Construction 2,025 2,320 2,277
Property 8,318 8,373 7,892
Government

and

central

bank
10,141 7,997 1,012
Energy

and

water
2,284 2,707 2,595
Wholesale

and

retail

distribution

and

leisure
6,370 6,686 7,993
Business

and

other

services
8,211 9,859 12,542
Home

loans
2,690 2,502 2,521
Cards,

unsecured

loans

and

other

personal

lending
2,983 6,903 6,122
Other 2,917 3,533 2,751
Loans

and

advances

at

amortised

cost

in

the

UK
62,596
63,213 55,345
Loans

and

advances

at

amortised

cost

in

Europe
2020 2019 2018
As

at

31

December
£m £m £m
Financial

institutions
5,519
5,668 5,937
Manufacturing
906
1,072 1,335
Construction
127
133 85
Property
512
504 708
Government

and

central

bank
2,370
1,459 1,778
Energy

and

water
831
828 675
Wholesale

and

retail

distribution

and

leisure
615
752 735
Business

and

other

services
898
907 991
Home

loans
7,764
7,985 10,157
Cards,

unsecured

loans

and

other

personal

lending
4,917
5,090 5,055
Other
491
845 839
Loans

and

advances

at

amortised

cost

in

Europe
24,950 25,243 28,295
Gross

Loans

and

advances

at

amortised

cost

in

the

Americas
2020 2019 2018
As

at

31

December
£m £m £m
Financial

institutions
12,289 12,308 12,430
Manufacturing 1,096 1,782 2,426
Construction 5 77 71
Property 1,804 2,123 2,071
Government

and

central

bank
311 319 424
Energy

and

water
1,397 1,437 1,667
Wholesale

and

retail

distribution

and

leisure
774 635 612
Business

and

other

services
4,379 3,620 2,970
Home

loans
513 380 433
Cards,

unsecured

loans

and

other

personal

lending
18,234 23,439 23,746
Other 2,508 1,907 2,187
Loans

and

advances

at

amortised

cost

in

the

Americas
43,310 48,027 49,037

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

228
Gross

Loans

and

advances

at

amortised

cost

in

Africa

and

Middle

East
2020 2019 2018
As

at

31

December
£m
£m £m
Financial

institutions
1,422 948 1,319
Manufacturing 138 160 51
Property 72 55 52
Government

and

central

bank
297 269 262
Energy

and

water
59 116 200
Wholesale

and

retail

distribution

and

leisure
100 67 123
Business

and

other

services
326 363 221
Home

loans
536 391 331
Cards,

unsecured

loans

and

other

personal

lending
559 530 484
Other 43 36 96
Loans

and

advances

at

amortised

cost

in

Africa

and

Middle

East
3,552
2,935 3,139
Gross

Loans

and

advances

at

amortised

cost

in

Asia
2020 2019 2018
As

at

31

December
£m £m £m
Financial

institutions
2,422
2,771 2,249
Manufacturing
406
474 597
Construction
33
44 53
Property
145
66 22
Government

and

central

bank
643
1,360
-

Energy

and

water
202
285 371
Wholesale

and

retail

distribution

and

leisure
297
223 368
Business

and

other

services
174
67 714
Home

loans
124
76 88
Cards,

unsecured

loans

and

other

personal

lending
164
147 91
Other
315
401 433
Loans

and

advances

at

amortised

cost

in

Asia
4,925 5,914 4,986
Interest

rate

sensitivity

of

gross

loans

and

advances

at

amortised

cost
2020 2019
Fixed

rate
Variable

rate
Total
Fixed

rate
Variable

rate
Total
As

at

31

December
£m £m £m £m £m £m
Gross

loans

and

advances

at

amortised

cost
34,734 104,599 139,333
39,282 106,050 145,332
Foreign

outstandings

for

countries

where

this

exceeds

0.75%

of

total

Group

assets
a
As

%

of

assets
Total
Banks

and

other
financial
institutions
Government

and
official
institutions
Commercial
industrial

and
other

private
sectors
Financial
guarantees
% £m £m £m £m £m
As

at

31

December

2020
b
United

States
11.6 123,328 85,560 18,290 18,387 1,091
France 1.4 14,781 12,004 1,968 781 28
Germany 0.9 9,142 6,359 502 2,095 186
As

at

31

December

2019
b
United

States
11.5 100,677 64,463 15,053 20,378 783
Germany 1.3 11,031 9,488 - 1,447 96
France 1.2 10,314 9,158 - 1,097 59
Netherlands 1.1 9,988 7,018 686 2,084 200
As

at

31

December

2018
b
United

States
10.8 95,199 61,382 14,375 18,241 1,201
France 2.2 19,556 11,976 3,508 4,037 35
Germany 0.9 8,101 4,554 1,612 1,819 116

Notes
a

Foreign

outstanding

includes

cross

border

exposure

in

non-local

currency

of

the

Barclays

branches

and

subsidiaries,

and

in

country

foreign

currency

exp

osure.
b

Figures

are

net

of

short

securities.

Additional

information
Additional

financial

disclosure
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

229
Off-balance

sheet

and

other

credit

exposures
2020 2019 2018
As

at

31

December
£m
£m £m
Off-balance

sheet

exposures
Contingent

liabilities
20,932 23,777 19,394
Commitments 265,022 270,027 257,768
On-balance

sheet

exposures
Trading

portfolio

assets
127,664 113,337 104,038
Financial

assets

at

fair

value

through

the

income

statement
171,761 129,470 145,250
Derivative

financial

instruments
302,693 229,641 222,683
Financial

assets

at

fair

value

through

other

comprehensive

income
51,902 45,406 44,994
Notional

principal

amounts

of

credit

derivatives
2020
2019 2018
As

at

31

December
£m
£m £m
Credit

derivatives

held

or

issued

for

trading

purposes
a 847,845 825,516 759,075
Note
a

Includes

credit

derivatives

held

as

economic

hedges

which

are

not

designated

as

hedges

for

accounting

purposes.

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

230
‘Advanced

-Internal

Ratings

Based

(A-IRB)’

See

‘Internal

Ratings

Based

(IRB)’.

‘Acceptances

and

endorsements’

An

acceptance

is

an

undertaking

by

a

bank

to

pay

a

bill

of

exchange

drawn

on

a

customer.
Reimbursement

of

an

acceptance

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

government

-sponsored

entities.

‘All

price

risk

(APR)’
An

estimate

of

all

the

material

market

risks,

including

rating

migration

and

default

for

the

correlation

trading
portfolio.
‘American

Depository

Receipts

(ADR)’
A

negotiable

certificate

that

represents

the

ownership

of

shares

in

a

non

-US

company
(e.g.

Barclays)

trading

in

US

financial

markets.
‘Americas’

Geographic

segment

comprising

the

US,

Canada

and

countries

where

Barclays

operates

within

Latin

America.
‘Annual

Earnings

at

Risk

(AEaR)’
A

measure

of

the

potential

change

in

Net

Interest

Income

(NII)

due

to

an

interest

rate
movement

over

a

one-year

period.
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

Paper

(ABCP)’

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

a

Collateralised

Debt

Obligation

(CDO),

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

2020

Annual

Report

on

Form

20

-F

231
‘Average

tangible

shareholders’

equity’
Calculated

as

the

average

of

the

previous

month’s

period

end

tangible

equity

and

the
current

month’s

period

end

tangible

equity.

The

average

tangible

shareholders’

equity

for

the

period

is

the

average

of

the
monthly

averages

within

that

period.

‘Average

UK

leverage

ratio’
As

per

the

PRA

rulebook,

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
‘Bank

of

England

(BoE)’
The

central

bank

of

the

United

Kingdom

with

devolved

responsibility

for

managing

monetary

policy

and
to

oversee

regulation

of

the

UK’s

financial

sector.

Through

the

Prudential

Regulation

Committee,

the

BoE

exercises

control

over
the

PRA.
‘Barclays

Africa’

or

‘Absa’

or

‘Absa

Group

Limited’
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

Value

ratio

is

calculated

using

the

following

formula:

LTV

=

((loan

1
balance

x

Marked

to

market

(MTM)

LTV%

for

loan

1)

+

(loan

2

balance

x

Marked

to

market

(MTM)

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

Barclaycard
International

business;

and

Payments).
‘Barclays

Execution

Services’

or

‘BX’

or

‘Group

Service

Company’
Barclays

Execution

Services

Limited,

the

Group

services
company

set

up

to

provide

services

to

Barclays

UK

and

Barclays

International

to

deliver

operational

continuity.

‘Barclays

International’
The

segment

of

Barclays

held

by

Barclays

Bank

PLC.

The

division

includes

the

large

UK

Corporate
business;

the

International

Corporate

and

Private

Bank

businesses;

the

Investment

Bank;

the

Barclaycard

International
business;

and

Payments.
‘Barclays

UK’
The

segment

of

Barclays

held

by

Barclays

Bank

UK

PLC.

The

division

includes

the

UK

Personal

Banking;

UK
Business

Banking

and

the

Barclaycard

Consumer

UK

businesses.

Following

a

transfer

from

Barclays

International

in

Q2

2020,
this

also

includes

Barclays

Partner

Finance

(BPF).
‘Basel

3’

The

third

of

the

Basel

Accords,

setting

minimum

requirements

and

standards

that

apply

to

internationally

active

banks.

Basel

3

is

a

set

of

measures

developed

by

the

Basel

Committee

on

Banking

Supervision

aiming

to

strengthen

the

regulation,
supervision

and

risk

management

of

banks.
‘Basel

Committee

on

Banking

Supervision

(BCBS)’

or

‘The

Basel

Committee’

A

forum

for

regular

cooperation

on

banking
supervisory

matters

which

develops

global

supervisory

standards

for

the

banking

industry.

Its

45

members

are

officials

from
central

banks

or

prudential

supervisors

from

28

jurisdictions.

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

232
‘Basic

Indicator

Approach

(BIA)’
Under

the

BIA,

banks

are

required

to

hold

regulatory

capital

for

operational

risk

equal

to

15%

of
the

annual

average,

calculated

over

a

rolling

three-year

period,

of

the

relevant

income

indicator

for

the

bank

as

whole.
‘Basis

point(s)’

or

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

section

of

the

Barclays

PLC

Annual

Report,

changes

in

RWAs

caused

by

factors
such

as

underlying

customer

behaviour

or

demographics

leading

to

changes

in

risk

profile.
‘Book

size’
In

the

context

of

the

Capital

Risk

section

of

the

Barclays

PLC

Annual

Report
,

changes

in

RWAs

driven

by

business
activity,

including

net

originations

or

repayments.
‘Bounce

Back

Loan

Scheme

(BBLS)’
A

UK

Government

(British

Business

Bank)

backe

d

loan

scheme

which

allows

small

and
medium

-sized

businesses

to

borrow

between

£2,000

and

£50,000.

The

UK

Government

guarantees

100%

of

the

loan

and

pays
the

first

12

months

of

interest

on

behalf

of

the

borrowers,

subject

to

terms

and

conditions.
‘Business

Banking’

Business

Banking

in

Barclays

UK
offers

specialist

advice,

products

and

services

to

small

and

medium
enterprises

in

the

UK.
‘Business

Lending’
Business

Lending

in

Barclays

UK

primarily

relates

to

small

and

medium

enterprises

typically

with

a

turnover
up

to

£16m.

‘Business

scenario

stresses’

Multi

asset

scenario

analysis

of

extreme,

but

plausible

events

that

may

impact

the

market

risk
exposures

of

the

Investment

Bank.
‘Buy

to

let

mortgage’
A

mortgage

where

the

intention

of

the

customer

is

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

entered

into

force

from

27

June

2019,

with

EU

member

states

required

to

adopt

the
measures

within

the

Directive

by

28

December

2020.
‘Capital

Requirements

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

II)’
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

securitise

d.

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

233
‘Capital

resources’

Common

Equity

Tier

1,

Additional

Tier

1

capital

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

or

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

over-
the-counter

(OTC)

markets.

‘Charge

-off’

In

the

retail

segment

this

refers

to

the

point

in

time

when

collections

activity

changes

from

the

collection

of

arrears
to

the

recovery

of

the

full

balance.

This

is

normally

when

six

payments

are

in

arrears.

‘Client

Assets’
Assets

managed

or

administered

by

the

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

A

security

issued

by

a

third

party

which

references

Asset

Backed

Securities

and/or
certain

other

related

assets

purchased

by

the

issuer.

CDOs

may

feature

exposure

to

sub

-prime

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

in

the

security.
‘Combined

Buffer

Requirement

(CBR)’
In

the

context

of

the

CRD

capital

obligations,

the

total

Common

Equity

Tier

1

capital
required

to

meet

the

combined

requirements

of

the

Capital

Conservation

Buffer,

the

GSII

Buffer

or

the

OSII

buffer

as

applicable,
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
‘Commissions

and

other

incentives’

Includes

commission

-based

arrangements,

guaranteed

incentives

and

Long

Term

Incentive
Plan

awards.

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

related

products,

power

and

natural

gas).

‘Commodity

risk’

Measures

the

impact

of

changes

in

commodity

prices

and

volatilities,

including

the

basis

between

related
commodities

(e.g.

Brent

vs.

WTI

crude

prices).

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

234
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

Capital

Charge

(CRCC)’
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

Payments’
Barclays

US

Consumer

Bank,

Payments

(including

merchant

acquiring

and

commercial
payments),

Barclaycard

Germany

and

the

Private

Bank.

‘Contingent

Capital

Notes

(CCNs)’

Interest

bearing

debt

securities

issued

by

the

Barclays

Bank

Group

or

its

subsidiaries

that
are

either

permanently

written

off

or

converted

into

an

equity

instrument

from

the

issuer's

perspective

in

the

event

of

the
Common

Equity

Tier

1

(CET1)

ratio

of

the

relevant

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

See

‘Contingent

Capital

Notes

(CCNs)’.
‘Coronavirus

Business

Interruption

Loan

Scheme

(CBILS)’
A

loan

scheme

by

the

British

Business

Bank

(BBB)

to

support

UK
based

small

and

medium-sized

businesses

(turnover

of

up

to

£45

million)

adversely

impacted

by

COVID-19.

The

CBILS
scheme

provides

loans

up

to

£5

million

which

are

backed

by

an

80%

UK

Government

(BBB)

guarantee.

The

UK

Government
will

pay

interest

and

fees

for

the

first

12

months

on

behalf

of

the

borrowers,

subject

to

terms

and

conditions.

Coronavirus

Large

Business

Interruption

Loan

Scheme

(CLBILS)’
A

loan

scheme

by

the

British

Business

Bank

(BBB)

to

support
UK

based

medium-sized

businesses

(turnover

above

£45

million,

but

with

no

access

to

CCFF)

adversely

impacted

by

COVID-
19,

The

CBILS

scheme

provides

loans

of

up

to

£200

million

which

are

backed

by

an

80%

UK

Government

(BBB)

guarantee.

‘Corporate

and

Investment

Bank

(CIB)’
Barclays

Corporate

and

Investment

Bank

businesses

which

form

part

of

Barclays
International.

‘Correlation

risk’

Refers

to

the

change

in

marked

to

market

value

of

a

security

when

the

correlation

between

the

underlying
assets

changes

over

time.
‘Cost

of

Equity’

The

rate

of

return

targeted

by

the

equity

holders

of

a

company.

‘Cost:

income

jaws’

Relationship

of

the

percentage

change

movement

in

operating

expenses

relative

to

total

income.
‘Cost:

income

ratio’

Total

operating

expenses

divided

by

total

income.

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

235
‘Countercyclical

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

risk

(CCR)’

The

risk

that

a

counterparty

to

a

transaction

could

default

before

the

final

settlement

of

a
transaction’s

cash

flows.

In

the

context

of

RWAs,

a

component

of

RWAs

that

represents

the

risk

of

loss

from

derivatives,
repurchase

agreements

and

similar

transactions

as

a

result

of

the

default

of

the

counterparty.
‘Coverage

ratio’

This

represents

the

percentage

of

impairment

allowance

reserve

against

the

gross

exposure.
‘Covered

bonds’

Debt

securities

backed

by

a

portfolio

of

mortgages

that

are

segregated

from

the

issuer’s

other

assets

solely

for
the

benefit

of

the

holders

of

the

covered

bonds.

‘Covid

Corporate

Finance

Facility

(CCFF)’:

Bank

of

England

(BOE)

scheme

to

support

liquidity

among

larger

investment

grade
firms

which

make

a

material

UK

contribution,

helping

to

bridge

coronavirus

disruption

to

their

cash

flows.

The

Bank

of

England
provides

liquidity

by

purchasing

short-term

debt

in

the

form

of

commercial

paper

from

corporates.

Barclays

acts

as

dealer.
‘CRD

IV’
The

Fourth

Capital

Requirements

Directive,

comprising

an

EU

Directive

and

an

accompanying

Regulation

(CRR)

that
together

prescribe

EU

capital

adequacy

and

liquidity

requirements,

and

which

implements

Basel

3

in

the

European

Union.
‘CRD

V’
The

Fifth

Capital

Requirements

Directive,

comprising

an

EU

amending

Directive

and

an

accompanying

amending
Regulation

(CRR

II)

that

together

prescribe

EU

capital

adequacy

and

liquidity

requirements,

and

which

implements

enhanced
Basel

3

proposals

in

the

European

Union.
‘Credit

conversion

factor

(CCF)’

A

f
actor

used

to

estimate

the

risk

from

off

-balance

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

advances,

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

counter

party.
‘Credit

risk

mitigation’

A

range

of

techniques

and

strategies

to

actively

mitigate

credit

risks

to

which

the

bank

is

exposed.

These
can

be

broadly

divided

into

three

types:

collateral,

netting

and

set

-off,

and

risk

transfer.

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

236
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

Calculated

in

accordance

with

Article

429

of

the

CRR.
‘CRR

leverage

ratio’
Calculated

using

the

CRR

definition

of

“Tier

1

capital”

for

the

numerator

and

the

CRR

definition

of

“leverage
exposure”

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

“deposits

at
amortised

cost”.

‘Customer

liabilities’

See

‘Customer

deposits’.

‘Daily

Value

at

Risk

(DVaR)’

An

estimate

of

the

potential

loss

which

might

arise

from

market

movements

under

normal

market
conditions,

if

the

current

positions

were

to

be

held

unchanged

for

one

business

day,

measured

to

a

specified

confidence

level.

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

The

Barclays

Bank

Group

classifies

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

a

defaulting

member.

‘Derivatives

netting’

Adjustments

applied

across

asset

and

liability

mark-to-market

derivative

positions

pursuant

to

legally
enforceable

bilateral

netting

agreements

and

eligible

cash

collateral

received

in

derivative

transactions

that

meet

the
requirements

of

BCBS

270

(Basel

III

leverage

ratio

framework

and

disclosure

requirements).
‘Diversification

effect’

Reflects

the

fact

the

risk

of

a

diversified

portfolio

is

smaller

than

the

sum

of

the

risks

of

its

constituent
parts.

It

is

measured

as

the

sum

of

the

individual

asset

class

DVaR

estimates

less

the

total

DVaR.

‘Dodd

-Frank

Act

(DFA)’

The

US

Dodd-Frank

Wall

Street

Reform

and

Consumer

Protection

Act

of

2010.

‘Economic

Value

of

Equity

(EVE)’

A

measure

of

the

potential

change

in

value

of

expected

future

cash

flows

due

to

an

adverse
interest

rate

movement,

based

on

existing

balance

sheet

run-off

profile.

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

237
'Effective

Expected

Positive

Exposure

(EEPE)'
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

The

Barclays

Bank

Group’s

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

multi

-asset

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

the

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

internal

ratings

based

credit

risk
approach

for

capital

adequacy

calculations.

It

is

measured

as

the

Barclays

Bank

Group's

modelled

view

of

anticipated

losses
based

on

Probability

of

Default

(PD),

Loss

Given

Default

(LGD)

and

Exposure

at

Default

(EAD),

with

a

one

-year

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

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

238
‘Exposure’
Generally

refers

to

positions

or

actions

taken

by

a

bank,

or

consequences

thereof,

that

may

put

a

certain

amount

of

a
bank’s

resources

at

risk.
‘Exposure

at

Default

(EAD)’

The

estimation

of

the

extent

to

which

the

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

CRR.
‘External

ratings

based

approach

/

internal

assessment

approach

(Sec

ERBA

/

IAA)’

Under

the

SEC-ERBA

approach,

regulatory
capital

is

assigned

to

securitisation

tranches

on

the

basis

of

their

external

credit

rating.

SEC-ERBA

approach

can

also

be

used
for

unrated

ABCP

exposures

where

the

institution

has

the

regulatory

permission

to

use

the

Internal

Assessment

approach

(IAA)
to

assign

a

credit

rating

to

the

unrated

ABCP

exposure.
‘Federal

Reserve

Board

(FRB)’
The

Board

of

Governors

of

the

Federal

Reserve

System,

commonly

known

as

the

Federal
Reserve

Board,

is

responsible

for-

amongst

other

things

–

setting

monetary

policy

in

the

US.
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
'Foundation

Internal

Ratings

Based

(F-IRB)’

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

standard-
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

involve

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

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

239
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

the

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

global
systemically

important

banks.

‘G-SII

additional

leverage

ratio

buffer

(G-SII

ALRB)’
A

macroprudential

buffer

that

applies

to

G-SIBs

and

other

major

domestic
UK

banks

and

building

societies,

including

banks

that

are

subject

to

ring-fencing

requirements.

The

G-SII

ALRB

will

be
calibrated

as

35%

(on

a

phased

basis)

of

the

combined

Systemic

Risk

Buffers

that

apply

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

write-off

rates’

Expressed

as

a

percentage

and

represent

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

Comprises

head

office,

Barclays

Services

FTE

and

legacy

businesses.

‘High

-Net-Worth’

Businesses

within

Barclays

UK

and

Barclays

International

that

provide

banking

and

other

services

to

high

net
worth

customers.

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

240
‘High

quality

liquidity

assets

(HQLA)’

It

comprises

eligible

and

unencumbered

cash

or

assets

that

can

be

converted

into

cash

at
little

or

no

loss

of

value

in

private

markets,

to

meet

liquidity

needs

arising

from

a

liquidity

stress

scenario

or

event.

Please

refer
to

‘Level

1

assets’

and

‘Level

2

assets’.

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
'Internal

Model

Approach

(IMA)’
In

the

context

of

RWAs,

RWAs

for

which

the

exposure

amount

has

been

derived

via

the

use

of
a

PRA

approved

internal

market

risk

model.
'Internal

Model

Method

(IMM)’
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

non-correlation

trading

portfolio.
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

-only

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

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

241
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

Adequacy

Assessment

Process

(ICAAP)’
It

describes

how

the

firm

identifies,

manages

and

qualifies

the

risks

it
is

exposed

to,

in

pursuit

of

its

business

strategy.

It

assesses

whether

the

quality

and

quantity

of

capital

is

available

to

absorb
capital

losses

for

the

risks

the

firm

undertakes.

The

capital

adequacy

is

assessed

on

a

point

of

time

basis

and

on

a

forward
looking

basis

taking

into

account

baseline

and

stressed

economic

capital

conditions.

‘Internal

Ratings

Based

(IRB)’

An

approach

under

the

CRR

framework

that

relies

on

the

bank’s

internal

models

to

derive

the

risk
weights

.

The

IRB

approach

is

divided

into

two

alternative

applications,

Advanced

and

Foundation:

–
Advanced

IRB

(A-IRB):

the

bank

uses

its

own

estimates

of

Probability

of

Default

(PD),

Loss

Given

Default

(LGD)

and
credit

conversion

factor

to

model

a

given

risk

exposure.

–
Foundation

IRB

(F-IRB):

the

bank

applies

its

own

PD

as

for

Advanced,

but

it

uses

standard

parameters

for

the

LGD
and

the

credit

conversion

factor.

The

Foundation

IRB

approach

is

specifically

designed

for

wholesale

credit

exposures.
Hence

retail,

equity,

securitisation

positions

and

non-credit

obligations

asset

exposures

are

treated

under

standardised
or

A-IRB.

‘Internal

Ratings

Based

approach

(SEC-IRBA)’
This

is

a
method

to

calculate

risk-weighted

exposure

amounts

for

securitisation
positions.

Under

this

method,

an

institution

must

be

able

to

model

regulatory

capital

requirements

for

underlying

exposures

in
the

securitisation

as

if

these

had

not

been

securitised

(‘K
IRB
’),

subject

to

certain

other

inputs

and

criteria.
‘Investment

Bank’
The

Barclays

Bank

Group’s

investment

bank

which
consists

of

origination

led

and

returns

focused

markets
and

banking

business,

and

which

forms

part

of

the

Corporate

and

Investment

Bank

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

definitions

booklets,

and

a

credit

support

annex.

The

ISDA

Master

Agreement
is

published

by

the

International

Swaps

and

Derivatives

Association,

commonly

known

as

“ISDA”.

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

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

242
‘Lending’
In

the

context

of

Investment

Bank

analysis

of

Total

Income,

lending

income

includes

Net

Interest

Income

(NII),

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

Liquidity

Coverage

Ratio

(LCR),

Level

2A

assets,
including,

e.g.

lower

quality

government

securities,

covered

bonds

and

corporate

debt

securities,

and

Level

2B

assets,
including,

e.g.

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

e.g.

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

Framework,

which

is
sanctioned

by

the

Board

Risk

Committee,

incorporates

liquidity

policies,

systems

and

controls

that

the

Barclays

Bank

Group

has
implemented

to

manage

liquidity

risk

within

tolerances

approved

by

the

Board

and

regulatory

agencies.
‘Litigation

and

conduct

charges’

or

‘Litigation

and

conduct’
Litigation

and

conduct

charges

include

regulatory

fines,

litigation
settlements

and

conduct-related

customer

redress.
‘Loan

loss

rate’

Quoted

in

basis

points

and

represents

total

impairment

charges

divided

by

gross

loans

and

advances

held

at
amortised

cost

at

the

balance

sheet

date.
‘Loan

to

deposit

ratio’

or

‘Loan:

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

ratio’.

‘London

Interbank

Offered

Rate

(LIBOR)’

A

benchmark

interest

rate

at

which

banks

can

borrow

funds

from

other

banks

in

the
London

interbank

market.

‘Loss

Given

Default

(LGD)’

The

percentage

of

Exposure

at

Default

(EAD)

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

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

243
‘Mandatory

break

clause’
In

the

context

of

counterparty

credit

risk,

a

contract

clause

that

means

a

trade

will

be

ended

on

a
particular

date.
‘Marked

to

market

approach’

A

counterparty

credit

risk

exposure

calculation

approach

which

uses

the

current

marked

to

market
value

of

derivative

positions

as

well

as

a

potential

future

exposure

add

-on

to

calculate

an

exposure

to

which

a

risk

weight

can

be
applied.

This

is

also

known

as

the

Current

Exposure

Method.
‘Marked

to

market

(MTM)

LTV

ratio’

The

loan

amount

as

a

percentage

of

the

current

value

of

the

asset

used

to

secure

the

loan.
Also

see

‘Balance

weighted

Loan

to

Value

(LTV)

ratio’

and

‘Valuation

weighted

Loan

to

Va

lue

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

agreement’

An

agreement

that

provides

for

a

single

net

settlement

of

all

financial

instruments

and

collateral
covered

by

the

agreement

in

the

event

of

the

counterparty’s

default

or

bankruptcy

or

insolvency,

resulting

in

a

reduced
exposure.
‘Master

trust

securitisation

programme’

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
‘Maximum

Distributable

Amount

(MDA)’
The

MDA

is

a

factor

representing

the

available

distributable

profit

whilst

remaining

in
excess

of

its

combined

buffer

requirement.

CRD

IV

places

restrictions

on

a

bank’s

dividend

decisions

depending

on

its

proximity
to

meeting

the

buffer.
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

Capital

Risk

section

of

the

Barclays

PLC

Annual

Report,

the

effec

t

on

RWAs

of
methodology

changes

driven

by

regulatory

policy

changes.

‘MiFID

II’
The

Markets

in

Financial

Instruments

Directive

2004/39/EC

(known

as

"MiFID

I”)

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

section

of

the

Barclays

PLC

Annual

Report,

changes

in

RWAs

caused

by
model

implementation,

changes

in

model

scope

or

any

changes

required

to

address

model

malfunctions.
‘Model

validation’
Process

through

which

models

are

independently

challenged,

tested

and

verified

to

prove

that

they

have

been
built,

implemented

and

used

correctly,

and

that

they

continue

to

be

fit-for-purpose.
‘ModelledVaR’

In

the

context

of

RWAs,

market

risk

calculated

using

Value

at

Risk

models

laid

down

by

the

CRR

and

supervised
by

the

PRA.

‘Money

market

funds’

Investment

funds

typically

invested

in

short

-term

debt

securities.

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

244
‘Monoline

derivatives’

Derivatives

with

a

monoline

insurer

such

as

credit

default

swaps

referencing

the

underlying

exposures
held.
‘Moody’s’

A

credit

rating

agency.

‘Mortgage

Servicing

Rights

(MSR)’
A

contractual

agreement

in

which

the

right

to

service

an

existing

mortgage

is

sold

by

the
original

lender

to

another

party

that

specialises

in

the

various

functions

involved

with

servicing

mortgages.
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

-controlling

interests

and

other

equity
instruments,

by

the

number

of

issued

ordinary

shares.

‘Net

Interest

Income

(NII)’

The

difference

between

interest

income

on

assets

and

interest

expense

on

liabilities.

‘Net

Interest

Margin

(NIM)’

Net

interest

Income

(NII)

divided

by

the

sum

of

average

customer

assets.
‘Net

investment

income’

Changes

in

the

fair

value

of

financial

instruments

designated

at

fair

value,

dividend

income

and

the

net
result

on

disposal

of

available

for

sale

assets.

‘Net

Stable

Funding

Ratio

(NSFR)’

The

ratio

of

available

stable

funding

to

required

stable

funding

over

a

one

-year

time

horizon,
assuming

a

stressed

scenario.

The

ratio

is

required

to

be

over

100%.

Available

stable

funding

would

include

such

items

as
equity

capital,

preferred

stock

with

a

maturity

of

over

one

year,

or

liabilities

with

a

maturity

of

over

one

year.

The

required
amount

of

stable

funding

is

calculated

as

the

sum

of

the

value

of

the

assets

held

and

funded

by

the

institution,

multiplied

by

a
specific

required

stable

funding

factor

assigned

to

each

particular

asset

type,

added

to

the

amount

of

potential

liquidity

exposure
multiplied

by

its

associated

required

stable

funding

factor.

‘Net

trading

income’

Gains

and

losses

arising

from

trading

positions

which

are

held

at

fair

value,

in

respect

of

both

market-
making

and

customer

business,

together

with

interest,

dividends

and

funding

costs

relating

to

trading

activities.
‘Net

write-off

rate’

Expressed

as

a

percentage

and

represents

balances

written

off

in

the

reporting

period

less

any

post

write-off
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

‘Non-Model

Method

(NMM)’

In

the

context

of

RWAs,

counterparty

credit

risk,

RWAs

where

the

exposure

amount

has

been
derived

through

the

use

of

CRR

norms,

as

opposed

to

an

internal

model.

‘Non-Traded

Market

Risk’
The

risk

that

the

current

or

future

exposure

in

the

banking

book

(i.e.

non

-traded

book)

will

impact

the
bank's

capital

and/or

earnings

due

to

adverse

movements

in

Interest

or

foreign

exchange

rates.
‘Non-Traded

VaR’
Reflects

the

volatility

in

the

value

of

the

fair

value

through

other

comprehensive

income

(FVOCI)

investments
in

the

liquidity

pool

which

flow

directly

through

capital

via

the

FVOCI

reserve.

The

underlying

methodology

to

calculate

non-
traded

VaR

is

similar

to

Traded

Management

VaR,

but

the

two

measures

are

not

directly

comparable.

The

Non-Traded

VaR
represents

the

volatility

to

capital

driven

by

the

FVOCI

exposures.

These

exposures

are

in

the

banking

book

and

do

not

meet
the

criteria

for

trading

book

treatment.
‘Notch’

A

single

unit

of

measurement

in

a

credit

rating

scale.

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

245
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
‘Operating

leverage’

Operating

expenses

compared

to

total

income

less

credit

impairment

charges

and

other

provisions.

‘Operational

risk’

The

risk

of

loss

to

the

bank

from

inadequate

or

failed

processes

or

systems,

human

factors

or

due

to

external
events

(e.g.

fraud)

where

the

root

cause

is

not

due

to

credit

or

market

risks.
‘Operational

Riskdata

eXchange

Association

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

‘Other

systemically

important

institutions

(OSII)’
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

(G-SII)

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
‘Own

funds

and

eligible

liabilities

ratio’

A

risk-based

ratio

representing

the

own

funds

and

eligible

liabilities

of

the

institution
expressed

as

a

percentage

of

total

RWAs.
‘Past

due

items’
Refers

to

loans

where

the

borrower

has

failed

to

make

a

payment

when

due

under

the

terms

of

the

loan
contract.
‘Payment

Protection

Insurance

(PPI)

redress’

Provision

for

the

settlement

of

PPI

mis-selling

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

long-
term

incentives,

the

accounting

charge

is

spread

over

the

relevant

periods

in

which

the

employee

delivers

service.

‘Personal

Banking’
Offers

retail

advice,

products

and

services

to

Community

and

Premier

customers

in

the

UK.

‘Period

end

allocated

tangible

equity’

Allocated

tangible

equity

is

calculated

as

13.0%

(2019:

13.0%)

of

RWAs

for

each
business,

adjusted

for

capital

deducti

ons,

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

risk

and

operational

risk.

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

246
‘Pillar

2A

requirements’
The

additional

regulatory

capital

requirement

to

meet

risks

not

captured

under

Pillar

1

requirements.
These

requirements

are

the

outcome

of

the

bank’s

Internal

Capital

Adequacy

Assessment

Process

(ICAAP)

and

the
complementary

supervisory

review

and

evaluation

carried

out

by

the

PRA.
‘Post

-Model

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

‘Principal

Risks’

The

principal

risks

affecting

the

Barclays

Bank

Group,

as

described

in

the

Risk

Review

section

of

the

Barclays
Bank

PLC

Annual

Report.
‘Pro-cyclicality’

Movements

in

financial

variables

(including

capital

requirements)

following

natural

fluctuations

in

the

economic
cycle,

where

the

subsequent

impact

on

lending

or

other

market

behaviours

acts

as

an

amplification

of

the

economic

cycle

by

the
financial

sector.
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

put

in

place

to

reduce

earnings

volatility

on

product

balances

with

instant
access

(such

as

non

-interest

bearing

current

accounts

and

managed

rate

deposits)

and

to

smoothen

the

income

over

a
medium/long

term.

‘Properties

in

Possession

held

as

‘Loans

and

Advances

to

Customers’’
Properties

in

the

UK

and

Italy

where

the

customer
continues

to

retain

legal

title

but

where

the

bank

has

enforced

the

possession

order

as

part

of

the

foreclosure

process

to

allow
for

the

disposal

of

the

asset

or

the

court

has

ordered

the

auction

of

the

property.

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

247
‘Properties

in

Possession

held

as

‘Other

Real

Estate

Owned’’
Properties

in

South

Africa

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

Capital

Requirements

Regulation

(CRR

Article

154.4).

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

who

set

and

implement
strategies

to

recover

the

Group’s

exposure.

‘Recovery

book

Impairment

Coverage

Ratio’

Impairment

allowance

held

against

recoveries

balances

expressed

as

a
percentage

of

balance

in

recoveries.

‘Recovery

book

proportion

of

outstanding

balances’

Represents

the

amount

of

recoveries

(gross

month-end

customer

balances
of

all

accounts

that

have

charged-off)

as

at

the

period

end

compared

to

total

outstanding

balances.

The

size

of

the

recoveries
book

would

ultimately

have

an

impact

on

the

overall

impairment

requirement

on

the

portfolio.

Balances

in

recovery

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

case,

renegotiation

can

result

in

an

extension

of

the

due

date
of

payment

or

repayment

plans

under

which

the

Barclays

Bank

Group

offers

a

concessionary

rate

of

interest

to

genuinely
distressed

borrowers.

This

will

result

in

the

asset

continuing

to

be

overdue,

and

individually

impaired

if

the

renegotiated
payments

of

interest

and

principal

will

not

recover

the

original

carrying

amount

of

the

asset.

In

other

cases,

renegotiation

will
lead

to

a

new

agreement,

which

is

treated

as

a

new

loan.
‘Repurchase

agreement

(Repo)’

or

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

future),

it

is

a

Repurchase

agreement

or

Repo;

for

the

counterparty

to

the

transaction

(buying
the

security

and

agreeing

to

sell

in

the

future),

it

is

a

Reverse

repurchase

agreement

or

Reverse

repo.

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

248
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

of

up

to

£5m.

‘Return

on

average

Risk

Weighted

Assets’

Statutory

profit

after

tax

as

a

proportion

of

average

RWAs.

‘Return

on

average

tangible

shareholders’

equity

(RoTE)’

P
rofit

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
‘Sarbanes

-Oxley

requirements’

The

Sarbanes

-Oxley

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

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

249
‘Securities

Financing

Transactions

adjustments’

In

the

context

of

leverage

ratio,

a

regulatory

add

-on

calculated

as

exposure

less
collateral,

taking

into

account

master

netting

agreements.
‘Securities

lending

arrangements’

Arrangements

whereby

securities

are

legally

transferred

to

a

third

party

subject

to

an
agreement

to

return

them

at

a

future

date.

The

counterparty

generally

provides

collateral

against

non-performance

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
‘Settlement

Netting’

Netting

approach

used

in

the

calculation

of

the

leverage

exposure

measure

whereby

firms

may

calculate
their

exposure

value

of

regular

way

purchases

and

sales

awaiting

settlement

in

accordance

with

Article

429g

of

CRR,

as
amended

by

Regulation

(EU)

2019/876

(CRR

2).

‘Settlement

risk’

The

risk

that

settlement

in

a

transfer

system

will

not

take

place

as

expected,

usually

owing

to

a

party

defaulting
on

one

or

more

settlement

obligations.
‘Significant

Increase

in

Credit

Risk

(SICR)’

Barclays

assesses

when

a

significant

increase

in

credit

risk

has

occurred

based

on
quantitative

and

qualitative

assessments.
‘Small

and

Medium-Sized

Enterprises

(SME)’

An

enterprise

which

employs

fewer

than

250

persons

and

which

has

an

annual
turnover

which

does

not

exceed

EUR

50

million,

and

/

or

an

annual

balance

sheet

total

not

exceeding

EUR

43

million.

Within
the

SME

category,

a

small

enterprise

is

defined

as

an

enterprise

which

employs

fewer

than

50

persons

and

whose

annual
turnover

and/or

annual

balance

sheet

total

does

not

exceed

EUR

10

million.

This

is

defined

in

accordance

with

Commission
Recommendation

2003/361/EC

of

6

May

2003

concerning

the

definition

of

micro,

small

and

medium

sized

enterprises.
‘Slotting’

Slotting

is

an

internal

Barclays

terminology

for

what

is

known

as

“Specialised

Lending”

in

the

IRB

approach

as
described

in

Capital

Requirements

Regulation

(CRR

Article

147.8).

A

standard

set

of

rules

are

required

to

be

used

in

credit

risk
RWA

calculations,

based

upon

an

assessment

of

factors

such

as

the

financial

strength

of

the

counterparty.

The

requirements
for

the

application

of

the

Specialised

Lending

approach

are

detailed

in

CRR

Article

153.5.
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
‘Sprea

d

risk’

Measures

the

impact

of

changes

to

the

swap

spread,

i.e.

the

difference

between

swap

rates

and

government

bond
yields.

‘SRB

ALRB’
The

Systemic

Risk

Buffer

(SRB)

Additional

Leverage

Ratio

Buffer

is

firm

specific

requirement

set

by

the

PRA

using
its

powers

under

section

55M

of

the

Financial

Services

and

Markets

Act

2000.

Barclays

is

required

to

hold

an

amount

of

CET1
capital

that

is

equal

to

or

greater

than

its

Additional

Leverage

Ratio

Buffer.
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

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

250
‘Stage

3’

This

represents

financial

instruments

where

the

financial

instrument

is

considered

impaired.

Stage

3

financial
instruments

are

required

to

recognise

a

lifetime

expected

credit

loss

allowance.
‘Standard

&

Poor’s’

A

credit

rating

agency.

‘Standardised

approach

(SEC-SA)’

This

is

a

method

to

calculate

risk-weighted

exposure

amounts

for

securitisation

positions.
Under

this

method,

an

institution

must

be

able

calculate

regulatory

capital

requirements

per

standardized

approach

for
underlying

exposures

in

the

securitisation

as

if

these

had

not

been

securitised

(‘K
SA
’),

subject

to

certain

other

inputs

and

criteria.
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

unsecured

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

or

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

Includes

the

legacy

structured

credit

portfolio

primarily

comprising

derivative

exposures

and

financing
exposures

to

structured

credit

vehicles.
‘Structured

finance

or

structured

notes’

A

structured

note

is

an

investment

tool

that

pays

a

return

linked

to

the

value

or

level

of

a
specified

asset

or

index

and

sometimes

offers

capital

protection

if

the

value

declines.

Structured

notes

can

be

linked

to

equities,
interest

rates,

funds,

commodities

and

foreign

currency.
‘Sub

-prime’

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

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

251
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

Value

(TNAV)’

Shareholders’

equity

excluding

non-controlling

interests

adjusted

for

the

deduction

of
intangible

assets

and

goodwill.

‘Tangible

Net

Asset

Value

per

share’

Calculated

by

dividing

shareholders’

equity,

excluding

non

-controlling

interests

and

other
equity

instruments,

less

goodwill

and

intangible

assets,

by

the

number

of

issued

ordinary

shares.

‘Tangible

shareholders’

equity’

Shareholders’

equity

excluding

non

-controlling

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

Basel

III

and

applicable

to

banks’

wholesale

trading

activities.
‘The

Standardised

Approach

(TSA)’
Under

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

monitor

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

conditions

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

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

252
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
agains

t

these

balances.

Valuation

weighted

Loan

to

Value

ratio

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

-ons

to

the

leverage

exposure

measure

based

on

credit

conversion
factors

used

in

the

Standardised

Approach

to

credit

risk.
‘Wholesale

loans’

or

‘wholesale

lending’

Lending

to

larger

businesses,

financial

institutions

and

sovereign

entities.

‘Write

-off

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

Net

write-offs

represent

gross

write-offs

less

post

write-off

recoveries.

‘Wrong

-way

risk’
Arises

in

a

trading

exposure

when

there

is

significant

correlation

between

the

underlying

asset

and

the
counterparty,

which

in

the

event

of

default

would

lead

to

a

significant

mark

to

market

loss.

When

assessing

the

credit

exposure

Glossary

of

terms
Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

253
of

a

wrong-way

trade,

analysts

take

into

account

the

correlation

between

the

counterparty

and

the

underlying

asset

as

part

of
the

sanctioning

process.

Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

254
EXHIBIT

INDEX

Exhibit

Description
1.1
Articles

of

Association

of

Barclays

Bank

PLC

(incorporated

by

referen

ce

to

the

Form

6-K

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

2020.
101.INS
XBRL

Instance

Document
101.SCH
XBRL

Taxonomy

Extension

Schema
101.CAL
XBRL

Taxonomy

Extension

Schema

Calculation

Linkbase
101.DEF
XBRL

Taxonomy

Extension

Schema

Definition

Linkbase
101.LAB
XBRL

Taxonomy

Extension

Schema

Label

Linkbase
101.PRE
XBRL

Taxonomy

Extension

Schema

Presentation

Linkbase

Barclays

Bank

PLC

2020

Annual

Report

on

Form

20

-F

255
Signatures
The

registrant

hereby

certifies

that

it

meets

all

of

the

requirements

for

filing

on

Form

20-F

and

that

it

has

duly

caused

and

authorised

the
undersigned

to

sign

this

annual

report

on

its

behalf.
Date

February

18,

2021
Barclays

Bank

PLC
(Registrant)

By
/s/

Steven

Ewart

Steven

Ewart,

Chief

Financial

Officer