Form 20-F
period 2021-12-31
BARCLAYS BANK PLC
filed 2022-02-23
CIK 312070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _______________

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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
1.700% Fixed Rate Senior Notes due 2022	BCS22A	New York Stock Exchange
iPath® Bloomberg Commodity Index Total ReturnSM ETN	DJP	NYSE Arca
iPath® Series B Bloomberg Agriculture Subindex Total ReturnSM ETN	JJA	NYSE Arca
iPath® Series B Bloomberg Aluminum Subindex Total ReturnSM ETN	JJU	NYSE Arca
iPath® Bloomberg Cocoa Subindex Total ReturnSM ETN	NIB	NYSE Arca
iPath® Series B Bloomberg Coffee Subindex Total ReturnSM ETN	JO	NYSE Arca
iPath® Series B Bloomberg Copper Subindex Total ReturnSM ETN	JJC	NYSE Arca
iPath® Series B Bloomberg Cotton Subindex Total ReturnSM ETN	BAL	NYSE Arca
iPath® Series B Bloomberg Energy Subindex Total ReturnSM ETN	JJE	NYSE Arca
iPath® Series B Bloomberg Grains Subindex Total ReturnSM ETN	JJG	NYSE Arca
iPath® Series B Bloomberg Industrial Metals Subindex Total ReturnSM ETN	JJM	NYSE Arca
iPath® Bloomberg Lead Subindex Total ReturnSM ETN	LD	NYSE Arca
iPath® Series B Bloomberg Livestock Subindex Total ReturnSM ETN	COW	NYSE Arca
iPath® Series B Bloomberg Nickel Subindex Total ReturnSM ETN	JJN	NYSE Arca
iPath® Series B Bloomberg Platinum Subindex Total ReturnSM ETN	PGM	NYSE Arca
iPath® Series B Bloomberg Precious Metals Subindex Total ReturnSM ETN	JJP	NYSE Arca
iPath® Series B Bloomberg Softs Subindex Total ReturnSM ETN	JJS	NYSE Arca
iPath® Series B Bloomberg Sugar Subindex Total ReturnSM ETN	SGG	NYSE Arca
iPath® Series B Bloomberg Tin Subindex Total ReturnSM ETN	JJT	NYSE Arca
iPath® Series B Bloomberg Natural Gas Subindex Total ReturnSM ETN	GAZ	NYSE Arca
iPath® S&P GSCI® Total Return Index ETN	GSP	NYSE Arca
iPath® Pure Beta Broad Commodity ETN	BCM	NYSE Arca
iPath® Pure Beta Crude Oil ETN	OLEM	NYSE Arca
iPath® Series B Carbon ETN	GRN	NYSE Arca
Pacer® iPath® Gold ETN	GBUG	NYSE Arca
iPath® Silver ETN	SBUG	NYSE Arca
iPath® Shiller CAPETM ETNs	CAPE	NYSE Arca
Pacer® iPath® Gold Trendpilot ETN	PBUG	NYSE Arca
iPath® Series B S&P 500 VIX Short-Term FuturesTM ETNs	VXX	CBOE BZX Exchange
iPath® Series B S&P 500 VIX Mid-Term FuturesTM ETNs	VXZ	CBOE BZX Exchange
iPath® S&P MLP ETN	IMLP	CBOE BZX Exchange
iPath® Select MLP ETN	ATMP	CBOE BZX Exchange
Barclays Women in Leadership ETN	WIL	CBOE BZX Exchange
Barclays Return on Disability ETN	RODI	CBOE BZX Exchange
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
Yes ☐ No ☐

SEC Form 20-F Cross reference information

Form 20-F item number	Page and caption references in this document*

1Identity of Directors, Senior Management and Advisers	Not applicable

2Offer Statistics and Expected Timetable	Not applicable
3Key Information
A.Reserved
B.Capitalization and indebtedness	Not applicable
C.Reason for the offer and use of proceeds	Not applicable
D.Risk factors	26-38
4.Information on the Company
A.History and development of the company	Omitted
B.Business overview	i (Market and other data), 95-100,119-120 (Note 2), 214
C.Organizational structure	182-187 (Notes 32 and 33), 210-213
D.Property, plants and equipment	156-158 (Note 20)
4AUnresolved staff comments	Not applicable
5Operating and Financial Review and Prospects
A.Operating results	26-38, 39-46, 86, 91-94, 95-100, 133-141 (Note 13), 193, 214-215
B.Liquidity and capital resources	Omitted
C.Research and development, patents and licenses, etc.	Omitted
D.Trend information	27-38, 208
E.Critical Accounting Estimates	118
F.Reserved
G.Reserved
6Directors, Senior Management and Employees
A.Directors and senior management	Omitted
B.Compensation	Omitted
C.Board practice	6-7, 12
D.Employee	Omitted
E.Share ownership	Omitted
7Major Shareholders and Related Party Transactions
A.Major shareholders	Omitted
B.Related party transactions	Omitted
C.Interests of experts and counsel	Not applicable
8Financial Information
A.Consolidated statements and other financial information	105-213
B.Significant changes	Not applicable
9The Offer and Listing
A.Offer and listing details	Not applicable
B.Plan of distribution	Not applicable
C.Market	Not applicable
D.Selling shareholders	Not applicable
E.Dilution	Not applicable
F.Expenses of the issue	Not applicable
10Additional Information
A.Share capital	Not applicable
B.Memorandum and Articles of Association	202-204
C.Material contracts	Not applicable
D.Exchange controls	207
E.Taxation	205-207
F.Dividends and paying assets	Not applicable
G.Statement by experts	Not applicable
H.Documents on display	207
I.Subsidiary information	182-184 (Note 32), 210-213
11Quantitative and Qualitative Disclosure about Market Risk	21-100, 132-153 (Notes 12-16)
12Description of Securities Other than Equity Securities
A.Debt Securities	Not applicable
B.Warrants and Right	Not applicable
C.Other Securities	Not applicable
D.American Depositary Share	Not applicable
13Defaults, Dividends Arrearages and Delinquencies	Not applicable
14Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15Controls and Procedures
A.Disclosure controls and procedures	207
B.Management’s annual report on internal control over financial reporting	13
C.Attestation report of the registered public accounting firm	Not applicable
D.Changes in internal control over financial reporting	13
16AAudit Committee Financial Expert	Omitted
16BCode of Ethics	Omitted
16CPrincipal Accountant Fees and Services	12, 194 (Note 39)
16DExemptions from the Listing Standards for Audit Committees	Not applicable
16EPurchases of Equity Securities by the Issuer and Affiliated Purchasers	15
16FChange in Registrant’s Certifying Accountant	Not applicable
16GCorporate Governance	2-14
16H Mine Safety Disclosure	Not applicable
16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
17Financial Statements	Not applicable (See Item 8)
18Financial Statements	Not applicable (See Item 8)
19Exhibits	Exhibit Index
*Certain items are indicated as omitted as Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is a reporting company under the Securities Exchange Act of 1934, and meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to annual reports on Form 20-F, and is therefore filing this Form 20-F with a reduced disclosure format.

Notes
The term Barclays Bank Group refers to Barclays Bank PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2021 to the corresponding twelve months of 2020 and balance sheet analysis as at 31 December 2021 with comparatives relating to 31 December 2020. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Barclays Bank Group. Barclays Bank Group cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Barclays Bank Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets (including, without limitation, environmental, social and governance (ESG) commitments and targets), estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, emerging and developing ESG reporting standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, the Barclays Bank Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, environmental, social and geopolitical risks, and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Barclays Bank Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (“EU”), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures or ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Barclays Bank Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in Barclays Bank PLC’s filings with the SEC (including, without limitation, Barclays Bank PLC’s Annual Report on Form 20-F for the fiscal year ended 31 December 2021), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays’ obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
References to Strategic Report
This document contains references throughout to the Barclays Bank PLC Strategic Report and Pillar 3 Report. References to the aforementioned reports are made for information purposes only, and information found in said reports is not incorporated by reference into this document
Market and other data
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

Governance
Contents

Our corporate governance processes and the role they play in supporting the delivery of our strategy.

Barclays Bank PLC 2021 Annual Report on Form 20-F	1

Governance
Chairman’s introduction
The 2021 corporate governance report (Governance Report) for Barclays Bank PLC (BBPLC or the Company) provides an overview of how the BBPLC governance framework operates and of the Board’s key areas of focus during the year.
Strategy and performance
The continuation and evolution of the COVID-19 pandemic was the defining backdrop to 2021, together with the associated economic uncertainties. Colleagues have continued to work hard and adapted to the mixed home/office environment. It is hoped we can settle in to a clearer working pattern in 2022 and fully expect that to encompass a greater degree of choice and flexibility than in the past.
The COVID-19 pandemic and low interest rate environment had a significant impact on our Consumer, Cards and Payment (CC&P) businesses, as we faced declines in consumer spending and card balances, with consumers saving more and paying down existing debt. With cash use declining and online transactions growing, the shift towards digital services and payments continues.
On the other hand, our Corporate and Investment Bank (CIB) saw significant levels of investment banking activity with both M&A and volumes in the IPO market up on 2020 levels.
In terms of our strategic priorities, our aim in CIB is to provide comprehensive and integrated services to clients, delivering solutions across Investment Banking, Corporate Banking and Global Markets. Within CC&P, we strive to deliver next-generation consumer businesses, offering best-in-class consumer finance, private banking and payment solutions.
There are also important issues ahead of us on the environment and we will remain focused on the Barclays Group's net zero ambition and committed to Paris alignment across all our financing activities.
The Board
We welcomed C.S. Venkatakrishnan (known as Venkat) to the BBPLC Board in his capacity as BBPLC Chief Executive at the same time as Venkat took on the role of Barclays Group Chief Executive on 1 November 2021, following Jes Staley stepping down on 31 October 2021. As a result of an effective succession plan in place we had no hesitation in asking Venkat to take on this leadership role. Venkat previously served as Head of Global Markets and Co-President of BBPLC from October 2020 and as Barclays Group Chief Risk Officer from 2016 to 2020. He is extremely well qualified and experienced to take on the overall leadership of both BBPLC and the Barclays Group.
Tushar Morzaria has informed the Board of his intention to retire and the Board is delighted to have, in Anna Cross, such a strong internal successor. Anna was identified over a year ago as the Board’s preferred successor, following a review of potential internal and external candidates. Tushar has been an outstanding Finance Director and colleague, as well as playing broader roles inside and outside Barclays. The Board is both grateful for his immense hard work and delighted that he will have a continuing role with Barclays as Chairman of Global Financial Institutions Group in our Investment Bank. Our clients will be able to benefit further from his deep knowledge of our industry.
We welcomed Robert Berry to the BBPLC Board as a Non-Executive Director on 8 February 2022, reflecting our commitment to strengthening the Board through the addition of further highly respected individuals with strong financial services expertise. Robert brings to the Board robust risk management expertise and a proven track record of risk management for a global financial institution and will take on the role of Chair of the Board Risk Committee with effect from 1 March 2022 (subject to regulatory approval).
Tim Breedon will retire as a member of the BBPLC Board and as Chair of the Board Risk Committee with effect from 28 February 2022. The Board would like to express its thanks to Tim for the valuable contribution he has made to BBPLC and the Board Risk Committee during his tenure.
I am extremely grateful for the ongoing support and hard work of all my Board colleagues during 2021. Scheduled Board and Committee meetings were supplemented by additional meetings (including a number at short notice) in order to discuss key issues arising throughout the year.
The future
The Board continues to believe that the diversification of the Barclays Bank Group remains a key strength and we intend to maintain and look to increase our diversity as we evolve, driving revenues from across multiple businesses, different types of customers and clients and across different geographies.
As ever, on behalf of myself and my fellow Board members, our sincere thanks to all those with whom we have worked alongside this year - our colleagues, clients, customers, regulators and governments.
Nigel Higgins
Chairman – Barclays Bank Group
22 February 2022

Barclays Bank PLC 2021 Annual Report on Form 20-F	2

Governance
Corporate Governance Statement
Overview of Governance Framework
Following the structural reform programme to realign the Barclays Group and ring-fence the Barclays Group's UK consumer banking business in April 2018, and a further review (post the structural reform programme) of the corporate governance structure of BBPLC and BPLC (reflecting outcomes of discussions with the Barclays Group's regulators) in 2019, the membership of the BBPLC and BPLC boards was partially consolidated, such that membership of the BBPLC Board now comprises a subset of the BPLC Board, with all members of the BPLC board, except the Barclays Group Senior Independent Director, the Chair of Barclays Bank UK PLC (BBUKPLC) and one other Non-Executive Director, also serving on the board of BBPLC. This improved the coordination and efficiency between the two boards and reduced complexity and unnecessary duplication. This structure vests oversight over the activities of BBPLC in a board the members of which also have direct accountability to BPLC’s shareholders through their separate responsibilities as members of the BPLC board.
The Board aspires to have high standards of corporate governance and, in accordance with the Companies (Miscellaneous Reporting) Regulations 2018 (the 2018 Regulations), has adopted its own corporate governance arrangements, which it believes are appropriate to apply and are designed to ensure effective decision-making to promote the Company’s success for the long term.
The Board chose not to adopt and report against the 2018 UK Corporate Governance Code (Code), which is designed for premium listed companies and, whilst fully supportive of the Wates Corporate Governance Principles for Large Private Companies (in particular the focus on purpose, culture and employee and stakeholder engagement), the Board considers that those Principles are less appropriate for a wholly-owned subsidiary of a premium listed company, which is also a complex financial institution subject to a comprehensive regulatory regime. This approach is consistent with the approach of other significant subsidiaries within the Barclays Group, which are subject to the 2018 Regulations.
The Board’s primary aim is that our governance:
•seeks to ensure that our decision-making is aligned to our Purpose, Values and Mindset
•is effective in providing constructive challenge, advice and support to management
•provides checks and balances and drives informed, collaborative and accountable decision-making
•creates long-term sustainable value for the Company’s shareholder and the ultimate shareholders of BPLC, having regard to the interests of all our stakeholders.
Set out below are the principles which underpin our corporate governance arrangements and how these principles have been applied during 2021. Certain additional information, signposted throughout this section, will be available in the Board and Committee Governance section on pages 6 to 14.
Our Group-wide governance framework is set by BPLC and has been designed to facilitate the effective management of the Barclays Group. This includes the setting of Barclays Bank Group policies and approach in relation to matters such as Barclays’ Purpose, Values and Mindset, Barclays’ Remuneration Policy and the Barclays’ Charter of Expectations. Where appropriate, this corporate governance statement makes reference to those Barclays Group-wide policies, which are relevant to the way in which the Company is governed.
The Company’s corporate governance principles and how the Company has applied them during 2021 and to the date of this report

Principle One: Board leadership and company purpose
A successful company is led by an effective and entrepreneurial board, whose role is to establish the company’s purpose, values and strategy, aligned to its culture and make decisions to promote its success for the long term benefit of its shareholder, having regard to the interests of other relevant stakeholders and factors.

▪Through the leadership of the Board, a clear vision for the Company’s Purpose, Values and Mindset is articulated, underpinning and defining the strategy and culture of the organisation. This is embedded at every level of management.
▪During 2020, the Board adopted a new, extended narrative of the Barclays Group’s Purpose and the refreshed descriptions of our Values to make sure they are still relevant for the challenges ahead. In early 2021, the Board adopted the new Barclays Mindset - Empower, Challenge and Drive -which defines the way we want to get things done at Barclays. The Board reviewed the newly created Mindset Dashboard which highlights early insights and areas of focus, as well as management actions that are being taken to embed and enact the Barclays Mindset going forward.
▪The Board believes that positive culture, supported by effective leadership and a consistent ‘tone from the top’ is crucial to our success. Culture remains a core area of focus for the Board and is reviewed in a number of ways. The Board supports The Barclays Way which sets the framework for achieving a dynamic and positive culture. The Board receives feedback on our culture through a number of channels, including receiving reports on the outcome of colleague surveys and direct engagement with colleagues locally, such as town hall meetings and office visits. Refer to Our people and culture section on pages 19 to 21 for more information on workforce matters.
▪During 2021, the Board continued to monitor Barclays' response to the impact of the COVID-19 pandemic on the Company's activities across the globe, making decisions to support key stakeholder groups, including customers and clients, colleagues and wider society.
▪Given its fundamental importance, the Board considered strategy matters at each of its 2021 meetings, continuing to deepen its understanding of the Barclays Bank Group's business and the risks and opportunities the Barclays Group and the wider banking industry faces with a prioritised series of ‘deep dives’ sessions throughout the year. This enabled the Board to spend a good proportion of its time considering longer-term and strategic issues. Deep dive topics were informed by discussions with BPLC's shareholders and other stakeholders, as well as formal and informal Board discussions and included a broad range of topics, including Payments and US Consumer Bank and risk areas such as Cyber, Ransomware and Cloud, as well as Conduct Risk.

Barclays Bank PLC 2021 Annual Report on Form 20-F	3

Governance
Corporate Governance Statement

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

▪There is a clear division of responsibilities between the Chair and Chief Executive. Details of the role of each can be found on page 6 of this report. Page 6 sets out details of who is on the Board with a majority of the Board comprised of independent Non-Executive Directors.
▪Policies and protocols are in place to support effective decision-making and independent challenge, including the Barclays' Charter of Expectations, setting out clearly the role and responsibilities of each Director. In accordance with the Charter of Expectations, Non-Executive Directors are responsible for providing effective oversight and scrutiny, strategic guidance and constructive challenge whilst holding the Executive Directors to account. The Chairman meets privately with the Non-Executive Directors when appropriate, to promote required independence.
▪The Board’s responsibilities are executed in part through Board Committees, each of which has its own Committee terms of reference which clearly set out its remit and decision-making powers. The Chairs of each of the Board Committees provide a report on the work of the Committee at every Board meeting. Details of the principal Committees and their core responsibilities and activities in 2021 are set out on pages 8 to 11 of this report.
▪Appropriate information and support is provided to the Board, to enable it to undertake its work with due care and discharge its responsibilities. See page 7 for further details.
▪The Barclays Group corporate governance manual sets out guidelines as to how the Barclays Group entities and their respective Boards and Board Committees should interact, while also providing guidance and clarity for management and directors as to how these relationships and processes should work in practice. It is a dynamic document that continues to evolve with the changing nature of the Barclays Group.

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

▪The size and composition of the Board is considered appropriate for the business of the Barclays Bank Group. There is a good balance between Executive and independent Non-Executive Directors, with the Non-Executive Directors providing independent challenge. The Board members have a strong combination of technical, finance (including significant financial services experience) and commercial skills and have broader experience in culture and colleague engagement.
▪The membership of the Board is drawn exclusively from the BPLC Board. On 1 November 2021, the Board appointed Venkat as BBPLC Chief Executive, following Jes Staley's departure on 31 October 2021. On 22 February 2022, Tushar Morzaria notified the Board of his intention to retire from the Board and as Group Finance Director and it has been agreed that this will take effect on 22 April 2022, with Anna Cross succeeding him as a member of the Board and as Group Finance Director on 23 April 2022. The Board appointed Robert Berry as a Non-Executive Director with effect from 8 February 2022, and announced that Tim Breedon would be retiring as a member of the Board with effect from 28 February 2022.
▪All appointments to the Board and senior management are based on merit and objective criteria, with a continued strong belief in the benefits of diversity (of gender, social and ethnic backgrounds, cognitive and personal strengths) for an effective Board and organisation. This will remain a key area of focus as the Company continues to strive to build a workforce that reflects the diversity of its customers and the communities it serves.
▪There is regular review of the leadership and succession needs of the business to maintain the depth and diversity of the talent and succession pipeline at the Board, Executive and key management level. This remains a key focus to maintain the quality of leadership that is in place to lead the business in the delivery of the strategy, against a challenging economic and operating environment.
▪The Board approved a number of changes to our Executive Committee during 2021. You can read more about these on page 12 of this report.
▪Effectiveness is supported through routine evaluations of the Board and Board Committees. In 2021, the Board and Committee effectiveness evaluations were externally facilitated by Christopher Saul Associates (CSA), an independent, external corporate governance advisory firm with no connection to the Barclays Bank Group or any individual BBPLC Director other than as disclosed on page 129 of the BPLC Annual Report 2021, in parallel with the external review of the BPLC Board and Committees. Key findings are included for the Board and each Board Committee on pages 8 to 12 of this report.
▪Ongoing training and professional development is a key focus to provide Board members with a deeper and more granular understanding of the business, contributing to informed and sound decision-making. Further detail on 'training and induction' can be found on page 14 of this report.
▪Diversity and inclusion (D&I) across the Barclays Group remains a key area of focus. Further information can be found in Barclays’ D&I report, which will be made available on the Barclays' website. The report explains Barclays’ D&I strategy and progress in this area.

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

▪The Company is committed to operating within a strong system of internal control that enables business to be transacted and risks taken without exposure to unacceptable potential losses or reputational damage. The principal risks facing the Barclays Bank Group have been identified and robust processes are in in place to evaluate and manage such risks including regular reporting to, and oversight by, the Risk Committee and the Board. A key component of the risk management framework is the Enterprise Risk Management Framework (ERMF), which supports the business in its aim to embed effective risk management and a strong risk management culture. The ERMF is designed to identify and set minimum requirements, in respect of the main risks, to achieve the Company’s strategic objectives and to provide reasonable assurance that internal controls are effective. An updated ERMF was adopted by the Board in December 2021 which reflects that Climate Risk became a Principal Risk under the ERMF from 1 January 2022.

Barclays Bank PLC 2021 Annual Report on Form 20-F	4

Governance
Corporate Governance Statement
▪The Board approves the Company's risk appetite (the level of risk the Company is prepared to accept across different risk types) within the parameters set by the BPLC Risk Committee. Significant steps have been taken in recent years to de-risk the business in order to support sustainable growth and value creation in the future.
▪Effectiveness of risk management and internal controls is reviewed regularly by the Risk Committee (responsible for providing oversight on current and potential future risk exposures) and the Audit Committee (responsible for controls, including reviewing audit reports, internal controls and risk management systems). Please see pages 8 to 11 for further detail on the role of these Committees.
▪The Audit Committee continues to provide its oversight of the financial reporting processes and the work of the external and internal auditors (including independence and effectiveness). Further detail can be found on pages 12 to 13 of this report.

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

▪Barclays’ Remuneration Policy is set by the BPLC Remuneration Committee, but adopted by the Company’s independent Remuneration Committee. Remuneration is aligned to the Company’s strategy and risk management approach and designed to promote the long-term success of the Company.
▪Executive and senior management remuneration approaches are developed in accordance with the Group’s formal procedures (ensuring no Director is involved in deciding their own remuneration outcome) and having regard to workforce remuneration policies and alignment of incentives and rewards with culture and performance as reviewed annually by the BPLC Remuneration Committee and shared with the Company’s Remuneration Committee.
▪The Remuneration Committee has clearly defined terms of reference, with responsibility for the development of a remuneration approval framework to ensure an appropriate level of oversight of senior remuneration decisions, as well as annual consideration of the Company incentive pool to ensure alignment with delivery of the Company’s strategic ambitions.
▪The Company remains focused on closing its gender and ethnicity pay gaps, where they exist. Barclays is due to publish its 2021 gender pay gap statistics on the government's gender pay gap reporting portal and the Barclays website on 23 February 2022. This will include the voluntary disclosure of Barclays' ethnicity pay gaps in the UK. For 2021, Barclays will also publish a Fair Pay report summarising its approach to pay fairness, and a separate D&I report explaining Barclays' D&I strategy and progress during 2021.

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

▪As described under Principle One, the Company has a defined Purpose and strategy; through this the Board has identified key stakeholders on whom the success of the Company depends.
▪The Board seeks to understand the views of key stakeholders and the impact of the Company’s behaviour and business on customers and clients, colleagues, suppliers, communities and society more broadly.
▪The Company’s long-standing commitment to the importance and value of colleague engagement continues; the Company’s people are its most valuable asset.
▪The Board and management engage throughout the year with the Company's stakeholders.

Barclays Bank PLC 2021 Annual Report on Form 20-F	5

Governance
Corporate Governance Statement
The Board
The Directors who served during the financial year ended 31 December 2021 are set out in the table below, together with the composition of each of the Board’s Committees.

	Board	Audit Committee	Risk Committee	Remuneration Committee	Nominations Committee
Nigel Higgins Chairman of the Board	C				C
Mike Ashley Independent Non-Executive Director	M	C	M		M
Tim Breedon Independent Non-Executive Director	M	M*	C	M*	M
Mohamed El-Erian Independent Non-Executive Director	M		M
Dawn Fitzpatrick Independent Non-Executive Director	M		M	M+
Mary Francis Independent Non-Executive Director	M			C++
Diane Schueneman Independent Non-Executive Director	M	M	M		M
C.S. Venkatakrishnan Executive Director	M+++
Tushar Morzaria Executive Director	M
Former Directors
Jes Staley Executive Director	M**
Director appointed post 31 December 2021 but prior to publication of this report
Robert Berry Independent Non-Executive Director	M
C Chair of Board or Committee
M Member of Board or Committee
* Tim Breedon stepped down from each of the Audit Committee and Remuneration Committee on 31 October 2021
** Jes Staley stepped down from the Board on 31 October 2021
+ Dawn Fitzpatrick joined the Remuneration Committee with effect from 1 July 2021
++ Mary Francis was appointed to the role of Remuneration Committee Chair with effect from 24 May 2021, with Tim Breedon stepping down from this role
+++ With effect 1 November 2021, C.S. Venkatakrishnan took over as Chief Executive, and was appointed as an Executive Director
On 22 February 2022, Tushar Morzaria notified the Board of his intention to retire from the Board and it has been agreed that this will take effect on 22 April 2022, with Anna Cross succeeding him as a member of the Board on 23 April 2022.
We welcomed Robert Berry to the Board as a Non-Executive Director on 8 February 2022. Robert will take on the role of Chair of the Board Risk Committee with effect from 1 March 2022 (subject to regulatory approval), when he will also join the Board Audit Committee as an additional member. Tim Breedon will retire as a member of the Board and as Chair of the Board Risk Committee with effect from 28 February 2022. The Board is grateful to Tim for the valuable contribution he has made to BBPLC and the Board Risk Committee during his tenure.
Executive and Non-Executive Directors share the same duties and are subject to the same constraints. However, a clear division of responsibilities has been established. The Chair is responsible for leading the Board and its overall effectiveness, demonstrating objective judgement and promoting a culture of openness and constructive debate between all Directors. The Chair facilitates the effective contribution of all Non-Executive Directors and ensures Directors receive accurate, clear and timely information. It is the Board’s responsibility to ensure that management deliver on short-term objectives, whilst promoting the long-term success of the Company and the Barclays Bank Group. The Board is also responsible for ensuring that management maintains an effective system of internal control which should provide assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. In meeting this responsibility, the Board considers what is appropriate for the Company’s business and reputation, the materiality of financial and other risks and the relevant costs and benefits of implementing controls.
The Board is responsible for the Barclays Bank Group, which contains the majority of the Barclays Group’s Barclays International division, which is comprised of the CIB and CC&P businesses.
The BBPLC Matters Reserved to the Board ensures that appropriate coordination with the governance of the partially consolidated boards is in place. The Matters Reserved to the Board specifies those decisions to be taken by the Board, including but not limited to material decisions relating to strategy, risk appetite, medium term plans, capital and liquidity plans, risk management and controls frameworks, approval of financial statements, approval of large transactions, approval of share allotments and dividends. The Board has delegated the responsibility for making and implementing operational decisions and running the Company’s business on a day-to-day basis to the Chief Executive and his senior management team.
The current Board comprises a Chairman, who was independent on appointment, two Executive Directors and seven independent Non-Executive Directors. The majority of the Board are independent Non-Executive Directors bringing significant expertise (including external perspectives) and independent challenge. The independence of the Non-Executive Directors is considered annually.

Barclays Bank PLC 2021 Annual Report on Form 20-F	6

Governance
Corporate Governance Statement
Attendance
Directors are expected to attend every Board meeting. During 2021 there was one ad hoc Board meeting convened at short notice in addition to the usual schedule of Board meetings. Attendance was very strong at both the scheduled and ad hoc meetings, as reflected in the table below:

Director	Scheduled eligible meetings attendance	Additional eligible meetings attendance	Effective Date
Nigel Higgins	14/14	1/1	Appointed 1 March 2019
Mike Ashley	14/14	1/1	Appointed 25 September 2019
Tim Breedon	13/14	1/1	Appointed 25 September 2019
Mohamed El-Erian	14/14	1/1	Appointed 1 January 2020
Mary Francis	14/14	1/1	Appointed 25 September 2019
Dawn Fitzpatrick	14/14	1/1	Appointed 25 September 2019
Tushar Morzaria	14/14	0/0	Appointed 7 February 2020
Diane Schueneman	14/14	1/1	Appointed 25 September 2019
C.S. Venkatakrishnan	4/4	0/0	Appointed 1 November 2021
Former Director
Jes Staley	10/10	0/0	Stepped down 31 October 2021
What the Board did in 2021
During 2021, the Board focused on the following specific areas:

Strategy and operational matters

▪Continued to monitor our response to the impact of the COVID-19 pandemic on our activities and decisions to support our key stakeholders - customers and clients, colleagues and society. One of the Board's key considerations in 2021 was the consideration of the strategy regarding the return to office of our colleagues and how the Barclays Bank Group would move to future ways of working, ensuring a balanced and flexible approach which will meet the needs of the business whilst also preserving the benefits of flexible working.
▪Received updates on sustainability, and reviewed progress against the Barclays climate strategy and policies and discussed in detail its evolution, including expanded ambitions and social responsibility. The Board also reviewed the potential financial, operational, commercial and legal implications of Barclays Bank Group's approach to climate strategy.
▪Discussed regular updates from the Chief Executive and BBPLC (Co-) President(s) on the progress being made against the BBPLC strategy and business performance, operational and technology matters. These strategy reviews included a prioritised series of deep dives throughout the year which covered a wide range of topics, including Payments and US Consumer Bank and risk areas including Cyber, Ransomware and Cloud, as well as Conduct Risk. The Board also held an extensive strategy deep dive to consider the big trends that will impact the wider banking industry over the next decade and the implications of these and how they are reflected in the strategy.
▪Adopted the new Barclays Group-wide Mindset - Empower, Challenge and Drive - which defines how we want to get things done at Barclays, and reviewed the implementation and embedment of Barclays Mindset. As a core part of the Barclays Group culture and significant focus for the Board, the Board received feedback on culture through various channels, including reports on the outcome of colleague survey results and direct engagement with colleagues via town halls.
▪Adopted the Barclays Group's Race at Work ambitions and reviewed progress that has been made against the Race at Work Action plan.

Finance and liquidity

▪Regularly assessed the financial performance of the various businesses and the Barclays Bank Group results through reports from the BBPLC Chief Financial Officer and through business specific updates to the Board.
▪Reviewed and approved BBPLC’s financial results prior to publication.
▪Reviewed and approved the payment by BBPLC of the 2020 full year dividend paid in March 2021 and the 2021 interim dividends paid in March 2021 and August 2021. Details of dividends paid in 2021 are set out in Note 10 of the financial statements.
▪Considered and approved the BBPLC elements of the Barclays Group Recovery Plan.
▪Considered and approved the BBPLC Medium Term Plan (MTP).

Governance and risk (including regulatory issues)

▪Delegated authority to the Risk Committee to consider and recommend, on behalf of the Board, the adoption by the Company of the Internal Capital Adequacy Assessment Process and Internal Liquidity Adequacy Assessment Process.
▪Received regular updates on key risk themes, including on the continued impact of the COVID-19 pandemic, and approved the Company’s risk appetite.
▪Received reports on operational resilience.
▪Considered and approved appointments of senior executives following recommendation from the Nominations Committee. The Board also approved changes to the BBPLC Executive Committee with effect from November 2021. On Venkat's appointment as Chief Executive, Paul Compton assumed the role of Global Head of the Corporate and Investment Bank and sole President of BBPLC.
▪Received regular reports from the Chair of each Board Committee. Please see the reports from the Committee Chairs which set out the principal activities of each Committee, below on pages 8 to 11.

Barclays Bank PLC 2021 Annual Report on Form 20-F	7

Governance
Corporate Governance Statement
▪Received and considered the feedback from the Barclays Group’s principal regulators.
▪Considered the results of the externally facilitated Board effectiveness evaluation.
Board Committees
The main Board Committees are the Audit Committee, the Nominations Committee, the Remuneration Committee and the Risk Committee. Pursuant to authority granted under the Company’s Articles of Association, each Board Committee has had specific responsibilities delegated to it by the Board. You can read about what each of the Committees did during 2021 on the following pages.
The Chair of each Board Committee provides a report on Committee business at each Board meeting, including any matters being recommended by the Committee for Board approval.
Board Audit Committee
The Audit Committee is comprised solely of independent Non-Executive Directors, with membership of the Audit Committee largely aligned with the BPLC Audit Committee and designed to provide the breadth of financial expertise and commercial acumen it needs to fulfil its responsibilities. Its members as a whole have recent and relevant experience of the banking and financial services sector, in addition to general management and commercial experience, and are financially literate. The Audit Committee is chaired by Mike Ashley who has over 20 years accounting and audit experience. Diane Schueneman is the other member of the Committee. Tim Breedon was a member of the Committee until he stepped down with effect from 31 October 2021. Robert Berry will join the Committee as an additional member with effect from 1 March 2022, further to his appointment to the Board as a Non-Executive Director on 8 February 2022.
Audit Committee meetings were attended by representatives from Barclays Group and/or BBPLC management in respect of matters relevant to their function or business area, including the Chief Executive, Chief Financial Officer, President of BBPLC, Barclays Group and/or BBPLC Chief Compliance Officer , Chief Controls Officer, Barclays Group Chief Operating Officer, Barclays Group Chief Internal Auditor and the BBPLC Chief Internal Auditor, and the Barclays Group General Counsel, as appropriate, and the Company’s statutory auditors, KPMG.
The Audit Committee held a number of separate private sessions with the Group Chief Internal Auditor and the BBPLC Chief Internal Auditor and with the lead audit engagement partner of the statutory auditor, which were not attended by management.
As part of the Company’s commitment to effective oversight and allocation of responsibilities between the BPLC Audit Committee, the BBUKPLC Audit Committee and the Committee, Mike Ashley held frequent meetings during 2021 with the BBUKPLC Audit Committee Chair to share relevant information and to ensure embedment of information flows and governance practice. In addition, discussions were held with the Audit Committee Chairs of the Company’s major subsidiaries, Barclays Bank Ireland PLC and Barclays US LLC.
Attendance at the Audit Committee during 2021 was as follows:

Member	Meetings attended/eligible to attend	Effective Date
Mike Ashley (Chair)	11/11	Appointed 25 September 2019
Diane Schueneman	11/11	Appointed 25 September 2019
Tim Breedon	10/10	Stepped down 31 October 2021
The principal role and responsibilities of the Audit Committee, pursuant to its Terms of Reference, are:
▪Assessing the integrity of the Barclays Bank Group’s financial reporting and satisfying itself that any significant financial judgements made by management are sound.
▪Evaluating the effectiveness of the Barclays Bank Group’s internal controls, including internal financial controls.
▪Scrutinising the activities and performance of the internal and statutory auditors, including monitoring their independence and objectivity.
▪Overseeing the relationship with the Barclays Bank Group’s statutory auditor.
▪Reviewing and monitoring the effectiveness of the Barclays Bank Group’s whistleblowing procedures.
▪Overseeing significant legal and regulatory investigations, including the proposed litigation statement for inclusion in the Company’s statutory accounts.
During 2021, the principal activities of the Audit Committee included:
▪Financial reporting: assessing the appropriateness of financial disclosures, paying particular attention to the Expected Credit Loss (ECL) judgements and related IFRS 9 disclosures, having regard to guidance issued by regulators as part of their response to the COVID-19 pandemic.
▪Impairment: assessing the appropriateness of impairment experience against forecast and considering whether impairment provisions were appropriate. As part of its monitoring, the Committee considered a number of reports from management, including the continuing economic impact of the COVID-19 pandemic on model performance and outcomes, the impact of the ongoing uncertain macro-economic environment and model changes and model validation.
▪Conduct provisions: analysing the judgements and estimates made with regard to the Barclays Bank Group’s material conduct provisions.
▪Legal, competition and regulatory provisions: evaluating advice on the status of current legal, competition and regulatory matters and considering management’s judgements on the level of provisions.
▪Valuations: monitoring the valuation methods applied by management to significant valuation items and areas of judgement and, in particular, considering valuations in the light of IBOR transition.
▪Tax: overseeing tax matters relating to the Barclays Bank Group, including tax risk provisions and regulatory matters.
▪Internal controls and business control environment: monitoring and evaluating the status of significant control issues through regular reports from the Chief Controls Officer, including updates on progress of remediation programmes relevant to the Barclays Bank Group, ongoing COVID-19 related issues, return to office planning, the annual data protection update, an update on operational resilience, and monitoring Client Asset Sourcebook (CASS) updates and compliance with CASS.

Barclays Bank PLC 2021 Annual Report on Form 20-F	8

Governance
Corporate Governance Statement
▪Raising concerns: reviewing management's reports on whistleblowing matters; monitoring whistleblowing metrics and retaliation reports, as well as considering potential whistleblowing trends which might emerge.
▪Internal audit: receiving reports from Barclays Internal Audit in relation to specific audits, key areas of focus and themes; overseeing issues arising from unsatisfactory audit reports and monitoring related remediation plans; discussing Barclays Internal Audit’s assessment of the management control approach and control environment in the Barclays Bank Group; approving the appointment of the Chief Internal Auditor for BBPLC.
▪External audit: reviewing and approving the annual audit plan for the Barclays Bank Group, including the main areas of focus, and assessing the progress of the 2021 audit. The Audit Committee also reviewed audit quality and discussed KPMG’s feedback on the Barclays Bank Group's critical accounting estimates and judgements.
The 2021 Committee effectiveness review was externally facilitated by CSA. The review of the Committee was carried out in conjunction with the review of the BPLC Audit Committee. Feedback from the review confirms that the Committee is operating effectively, with constructive engagement with management observed in meetings and appropriate challenge. The review also confirms that concurrent meetings of the BPLC Audit Committee and the Committee continue to be effective, with reporting of Committee proceedings at Board meetings pitched at an appropriate level of detail.
It was noted that the Board’s strategic priorities for Non-Executive Director recruitment included those with recent and relevant financial experience, which would be of benefit to the Committee. The review recommended that consideration be given to how the Committee’s future agendas might be shaped more towards ‘bigger picture’ issues, whilst acknowledging the Committee’s broad remit, the complexity of Barclays and the expectations of the Barclays Group’s regulators. A continued focus on the split of work between the Board and the Committee, and potential overlap between the work of the Committee and the other Board Audit Committees within the Barclays Group, was considered to be beneficial.
Board Nominations Committee
The Nominations Committee is comprised solely of independent Non-Executive Directors. The Nominations Committee members are Nigel Higgins, as Chairman of the BBPLC Board, along with Mike Ashley, Tim Breedon and Diane Schueneman. Tim Breedon will retire as a member of the Nominations Committee with effect from 28 February 2022, when he will also step down from the BBPLC Board and Board Risk Committee.
In addition to scheduled meetings, the Nominations Committee also held three ad hoc meetings during 2021. Attendance by the Nominations Committee members is shown in the table below. Owing to a prior commitment, Tim Breedon was unable to attend one ad hoc meeting of the Committee which had been scheduled at short notice. Nominations Committee meetings were attended during the year by the Chief Executive, the BPLC HR Director and the BBPLC HR Director, as appropriate.
Attendance at the Nominations Committee during 2021 was as follows:

Member	Meetings attended/eligible to attend	Effective Date
Nigel Higgins (Chair)	6/6	Appointed 1 March 2019
Mike Ashley	6/6	Appointed 25 September 2019
Tim Breedon	5/6	Appointed 25 September 2019
Diane Schueneman	6/6	Appointed 25 September 2019
The principal role and responsibilities of the Nominations Committee, pursuant to its Terms of Reference, are:
▪Considering appointments to the Board, its Committees and boards of BBPLC's significant subsidiaries.
▪Considering the composition of the Board and its Committees.
▪Considering succession planning and talent management.
▪Evaluating Board effectiveness.
▪Assessing the length of Directors’ tenure.
▪Considering Board induction and training.
▪Evaluating conflicts of interest.
▪Evaluating governance matters.
During 2021, the principal activities of the Committee included:
▪Reviewing and approving Board and Board Committee size, composition and succession planning, taking into account tenure, time commitment, skills, knowledge, experience and diversity of the Directors, and identifying any desirable skills to aid the Company in operating and competing effectively (and leading the search and recruitment process).
▪Receiving updates on the Company’s executive governance framework, talent and succession management, and reviewing and approving proposed changes to Executive Committee composition (further to the appointment of Venkat as Chief Executive on 1 November 2021), and Executive Committee succession planning.
▪Continuing to champion, alongside the Board, the Group’s Race at Work Action Plan, designed to increase the number of under-represented minority employees in our wider workforce; providing more Black and ethnically diverse colleagues with access to career and development opportunities; creating a culture of allyship; and being transparent and measuring our outcomes. You can read more about D&I, including Barclays’ Global Race at Work Action Plan and data on gender and ethnic diversity, in the Barclays D&I report which will be made available on the Barclays website.
▪Reviewing and updating the Board Diversity Policy in February 2021, including re-affirming the existing gender diversity target (33% female) and adopting a new ethnic diversity target aligned with the Parker Review on the ethnic diversity of UK Boards (at least one Board member to be a Person of Colour). Please refer to page 14 for further information.
▪Receiving updates on succession planning for the Company's main subsidiary company Boards.
▪Considering Director training and development.
▪Review of recommendations arising from the 2020 Board effectiveness review, and overseeing the externally facilitated 2021 Board Effectiveness Review undertaken by CSA.

Barclays Bank PLC 2021 Annual Report on Form 20-F	9

Governance
Corporate Governance Statement
The 2021 Committee effectiveness review was externally facilitated by CSA. The review of the Committee was carried out in conjunction with the review of the BPLC Nominations Committee. Feedback from the review indicated that the Committee is operating effectively, with a good level of debate and clear decision-making. The Committee is considered well chaired, with a good level of engagement by other Committee members and constructive challenge of management observed. Succession planning for the Board and Executive Committee was recognised as having been at the core of the Committee’s role during the year, noting that the Committee also considered matters relating to Board succession for its key subsidiaries such as Barclays Bank Ireland PLC.
The review recommended that there may be benefit in further reflection upon Committee membership and the desired composition and scope of activities of the Committee, given that other Non-Executive Directors attended a number of Committee meetings in 2021 in light of there having been some important matters to be considered regarding succession planning and the desire to hear from all Non-Executive Directors on these matters. While routine matters were covered in line with the Committee’s Terms of Reference, it was noted that the Committee may benefit from a more formalised meeting schedule and training sessions for members, as suggested in previous evaluations. It was acknowledged, however, that a more formalised meeting schedule might not always be possible in the context of the nature of the Committee’s roles and responsibilities and that opportunities for in-person training had remained limited in 2021 as a result of the ongoing COVID-19 pandemic. Further consideration will be given to these points during 2022.
Board Remuneration Committee
The Remuneration Committee is comprised solely of independent Non-Executive Directors. The Remuneration Committee is chaired by Mary Francis with Dawn Fitzpatrick as the other member. Tim Breedon stepped down as Chair of the Committee in May 2021 and remained a member until he stepped down from the Committee with effect from 31 October 2021.
The principal role and responsibilities of the Remuneration Committee, pursuant to its Terms of Reference, are to:
▪Adopt the over-arching principles of remuneration policy for the Barclays Bank Group within the parameters set by the BPLC Remuneration Committee.
▪Consider and endorse the incentive pool for the Company and its subsidiaries and the remuneration of key BBPLC executives and other specified individuals as determined by the Remuneration Committee from time to time.
▪Exercise oversight of remuneration issues within the Barclays Bank Group.
▪Approve the remuneration and compensation arrangement of employees that fall within the remit of the Remuneration Committee.
In addition to scheduled meetings, the Remuneration Committee also held a number of ad hoc meetings during 2021. Attendance by the Remuneration Committee members is shown in the table below. Remuneration Committee meetings are attended by management, including the Chief Executive and the BPLC HR Director.
Attendance at the Remuneration Committee during 2021 was as follows:

Member	Meetings attended/eligible to attend	Effective Date
Mary Francis (Chair, effective 24 May 2021)	7/7	Appointed 25 September 2019
Tim Breedon	5/5	Stepped down 31 October 2021
Dawn Fitzpatrick	3/3	Appointed 1 July 2021
During 2021, the principal activities of the Committee included:
▪Reviewing and adopting the Barclays Group People Risk Reward Policy, Material Risk Taker Identification Methodology and 2021 Incentive Funding Frameworks.
▪Adopting the funding ratio.
▪Reviewing Fair Pay agenda and pay gaps, and Ethnicity pay gaps reporting.
▪Endorsing the 2021 ex-ante risk adjustments.
▪Considering regular updates on stakeholders, regulatory and legal, financial and risk performance, pay round timings and approach.
▪Reviewing specific remuneration proposals for individuals within the Remuneration Committee’s remit.
▪Reviewing Committee effectiveness.
The 2021 Committee effectiveness review was externally facilitated by CSA. Feedback from the review confirms that the Committee is operating effectively, with constructive engagement with management and appropriate challenge observed in meetings, coupled with balanced contributions from Committee members during meetings. Feedback also highlights that the Committee is able to make important decisions at pace. In addition, feedback noted that consideration was still being given to adding an additional member to the Committee.
Board Risk Committee
The Risk Committee is comprised solely of independent Non-Executive Directors with membership of the Committee broadly aligned with the BPLC Risk Committee. The Risk Committee is chaired by Tim Breedon. Mike Ashley, Mohamed El-Erian, Dawn Fitzpatrick and Diane Schueneman are the other members of the Committee. In addition to scheduled meetings, the Risk Committee also held a number of additional meetings during 2021. Robert Berry will join the Committee as Chair with effect from 1 March 2022 (subject to regulatory approval), further to his appointment as a Non-Executive Director on 8 February 2022. Tim Breedon will retire as a member and Chair of the Committee with effect from 28 February 2022.
One of the key roles of the Risk Committee is to review and challenge the risk profile and risk appetite of the Barclays Bank Group and to consider key risk issues and internal control and risk policies concerning the Barclays Bank Group. Risk Committee meetings are attended by management, including the Chief Executive, Barclays Group Finance Director, BBPLC Chief Financial Officer, BBPLC President, Barclays Group Chief Risk Officer, BBPLC Chief Risk Officer, Barclays Group Chief Compliance Officer, BBPLC Chief Compliance Officer, Barclays Group Chief Internal Auditor, Barclays Group General Counsel, as appropriate, and the Company’s statutory auditors, KPMG.

Barclays Bank PLC 2021 Annual Report on Form 20-F	10

Governance
Corporate Governance Statement
In addition to scheduled meetings, the Risk Committee also held two ad hoc meetings during 2021. Attendance by the Risk Committee members is shown in the table below. Mohamed El-Erian was unable to attend the one ad hoc meeting of the Committee called at short notice.
Attendance at the Risk Committee during 2021 was as follows:

Member	Meetings attended/eligible to attend	Effective Date
Tim Breedon (Chair)	11/11	Appointed 25 September 2019
Mike Ashley	11/11	Appointed 25 September 2019
Mohamed El-Erian	10/11	Appointed 1 July 2020
Dawn Fitzpatrick	11/11	Appointed 1 January 2020
Diane Schueneman	11/11	Appointed 25 September 2019
The principal role and responsibilities of the Risk Committee, pursuant to its Terms of Reference, are to:
▪Review, on behalf of the Board, the management of the principal risks as set out in the ERMF with the exception of Reputation risk which is a matter reserved to the Board.
▪Consider and recommend to the Board, within the risk parameters set by the Risk Committee, the Company’s risk appetite and tolerance for those principal risks.
▪Review, on behalf of the Board, the Barclays Bank Group’s risk profile for those principal risks.
▪Commission, receive and consider reports on key risk issues.
During 2021, the principal activities of the Risk Committee included:
▪Advising the Board on the appropriate risk appetite and risk tolerance for the principal risks in the ERMF when determining strategy, including recommending to the Board for approval the proposed overall risk appetite statement for the Company; reviewing and/or approving (as appropriate) risk limits throughout the year.
▪Reviewing reports on key themes arising from the current and prospective macro-economic, geopolitical, macro-prudential and financial environment and their impact on the Company’s risk appetite and risk profile.
▪Considering and approving the Company’s internal stress test themes and the results of an internal stress test.
▪Reviewing enhancements to the stress testing process and models.
▪Receiving updates on the positive quantitative and qualitative results of Barclays US LLC’s submission to the Federal Reserve Bank (FRB) of its Comprehensive Capital Analysis and Review.
▪Ensuring that the Company has enough capital, liquidity and financial resources to meet its regulatory requirements and obligations, taking into account potential impacts of the COVID-19 pandemic and other macro-economic factors.
▪Reviewing and considering the operational risks arising from the Company’s procedures, processes, systems and policies.
▪Evaluating the appropriateness of Barclays’ Model Risk Management framework and receiving and considering reports from management in relation to managing model risk.
▪Overseeing the management of Conduct risk within BBPLC, and the performance of the Compliance function.
▪Overseeing the Company’s regulatory requirements, as they relate to risk management, including regulatory and internal capital and funding requirements, approving the Company’s Internal Capital Adequacy Assessment Process and Internal Liquidity Adequacy Assessment Process.
▪Reviewing the frameworks, policies and resources in place to support effective risk management and oversight of the Barclays Bank Group, including reviewing and recommending to the Board for adoption (following approval by the BPLC Board) the updated ERMF which, from 1 January 2022, has been expanded to include Climate risk.
▪Advising the BBPLC Remuneration Committee when making remuneration decisions for 2021.
▪Discussing reports on key risk areas specific to the Barclays Bank Group which were provided to the Risk Committee throughout the year including, amongst others, reports on cryptocurrency, structured products, the risk management implications of growth initiatives in emerging markets, as well as our business plan for China.
The Risk Committee continually considers the impact of issues on the Barclays Bank Group and the risk environment in which it operates. It reviews steps taken by the business to manage exposures in this context. The Risk Committee also received focused presentations on a number of areas specific to the business and activities of Barclays Bank Group (including through joint presentations with the BPLC Risk Committee), including a training session focusing on the financial and operational risks of climate change and one concerned with operational resilience.
The 2021 Committee effectiveness review was externally facilitated by CSA. The review of the Committee was carried out in conjunction with the review of the BPLC Risk Committee. Feedback from the review confirms that the Committee is operating effectively, considering Barclays’ risk appetite and risk profile in a thoughtful and forensic way, with its core mandate well understood by its members and pro-active challenge of management. It was noted that more recent additions to the Committee in 2019 and 2020 brought valuable markets insight and experience. A continued focus on the split of work between the Board and the Committee, and potential overlap between the work of the Committee and the other Board Risk Committees within the Barclays Group, was considered to be beneficial. Feedback noted that there was no undue duplication between the Committee and the Board Audit Committee. The review suggested that there may be benefit in the Committee taking time to reflect further upon likely major risk themes in the macro-environment over the next three to five years, and how future Committee agendas might be shaped towards bigger picture issues.
Leadership
Individual roles on the Board and their responsibilities are set out in Barclays' Charter of Expectations. This includes role profiles and the behaviours and competencies required for each role on the Board, namely the Chair, Non-Executive Directors, Executive Directors and Committee Chairs. In accordance with the Barclays Charter of Expectations, Non-Executive Directors provide effective oversight and scrutiny, strategic guidance and constructive challenge whilst holding the Executive Directors to account against their agreed performance objectives. A copy of the Barclays Charter of Expectations can be found at home.barclays/who-we-are/ourgovernance/board-responsibilities.

Barclays Bank PLC 2021 Annual Report on Form 20-F	11

Governance
Corporate Governance Statement
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
All appointments to the Board and senior management are viewed through a diversity lens and are based on merit and objective criteria, which focus on the skills and experience required for the Board’s effectiveness and the delivery of the Company’s strategy. Board appointments are made following a rigorous and transparent process facilitated by the Nominations Committee, with the aid of an external search consultancy firm. You can read more about the work of the Nominations Committee on pages 9 to 10.
Diversity across the Barclays Group remains a key area of focus. For more detail on the Barclays Bank Group actions to increase diversity please see page 14.
The Nominations Committee regularly reviews the composition of the Board, Board Committees and Executive Committee and the core competencies, diversity and experience required. For the Board, it is standard practice to appoint any new Non-Executive Director or Chair for an initial three-year term, which may be extended for up to a further three-year term. As such, Non-Executive Directors typically serve up to a minimum of six years but this period may be extended where the Nominations Committee considers it appropriate.
Effectiveness
Appointments to the Board are made via a formal, rigorous and transparent process, based on merit, taking into account the skills, experience and diversity needed on the Board in the context of the Company’s strategic direction.
The Company considers the composition of principal Board Committees to meet the independence criteria of the Code, notwithstanding that the Company has chosen not to adopt and report against the Code, as stated above, and there is appropriate cross-membership on the Board Committees to further promote effectiveness.
All Directors are expected to commit sufficient time to fulfil their duties to the Company. This includes attending, and being well-prepared for, all Board and Committee meetings, as well as making time to understand the business and meet with executives. Barclays' Charter of Expectations sets out responsibilities for providing the Board with accurate, timely and high-quality information necessary for it to fulfil its duties.
An externally facilitated effectiveness review of the Board and Board Committees, led by CSA, has been concluded, relating to 2021 activity. Feedback from the review indicated that the Board is operating effectively, that the Board is collegiate, positive, professional and supportive, yet challenging, and that concurrent meetings of the BPLC and BBPLC Boards remain effective and work well in practice.
The Board is responsible for setting the Barclays Bank Group risk appetite within the overall parameters set by the Barclays Group, being the level of risk it is prepared to take in the context of achieving the Barclays Group's strategic objectives. The ERMF is designed to identify and set minimum requirements in respect of the main risks to achieving Barclays’ strategic objectives and to provide reasonable assurance that internal controls are effective.
The Board, assisted by the Risk Committee, conducts robust assessments of the principal risks facing the Company, including those that would threaten its business model, future performance, solvency or liquidity.
The Audit Committee oversees the effectiveness of BBPLC internal and statutory auditors. The Directors also review the effectiveness of the Barclays Bank Group’s systems of internal control and risk management.
The Board has put in place processes to support the presentation to stakeholders of fair, balanced and understandable information.
Remuneration
The Remuneration Committee reviews and adopts the Barclays Group’s Remuneration Policy for use in the Barclays Bank Group. The purpose and activities of this Committee are contained in the Remuneration Committee report on page 10 of this report.
The Board has delegated responsibility to the Remuneration Committee for the consideration and approval of the remuneration arrangements of the Chair, Executive Directors, other senior executives and certain Barclays Bank Group employees. The Remuneration Committee, when considering the remuneration policies and practices, seeks to ensure that it supports the Company’s strategy and promotes the long-term success of the Company and that it is aligned to successful delivery of the Barclays Group’s strategy. All executive and senior management remuneration policies are developed only in accordance with the Barclays Group’s formal and transparent procedures (ensuring that no Director is involved in deciding his/her own remuneration outcome) and having regard to workforce remuneration and related policies and the alignment of incentives and rewards with culture. All Remuneration Committee members are expected to demonstrate independent judgement and discretion when determining and approving remuneration outcomes. The Board as a whole, with the Non-Executive Directors abstaining, considers annually the fees paid to Non-Executive Directors.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	12

Governance
Corporate Governance Statement
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
The Risk Committee is responsible for providing oversight and advice to the Board in relation to current and potential future risk exposures, examining reports covering the Principal Risks including those that would threaten its business model, future performance, solvency or liquidity, as well as reports on risk measurement methodologies and risk appetite. Further detail of the work of the Risk Committee can be found on pages 10 to 13 of this report.
As referenced above, the Audit Committee carries out several duties, delegated to it by the Board, including oversight of financial reporting processes, reviewing the effectiveness of internal controls, considering whistle-blowing arrangements and oversight of the work of the external and internal auditors. Throughout the year ended 31 December 2021 and to date, the Company has operated a system of internal control that provides reasonable assurance of effective operations covering all controls, including financial and operational controls and compliance with laws and regulations.
The Board, together with the Audit Committee, is responsible for ensuring the independence and effectiveness of the internal and external audit functions. For this reason, the Audit Committee members met regularly with both the Group Chief Internal Auditor and the BBPLC Chief Internal Auditor and the Lead Audit Engagement Partner of the statutory auditor without management present. Further details of the work of the Audit Committee can be found on pages 8 to 9 of this report.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting under the supervision of the principal executive and financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, in accordance with (a) UK-adopted international accounting standards; (b) International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee; and (c) IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail:
▪Accurately and fairly reflect transactions and dispositions of assets.
▪Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS (as detailed above) and that receipts and expenditures are being made only in accordance with authorisations of management and the respective Directors.
▪Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.
Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the internal control over financial reporting as at 31 December 2021. In making its assessment, management utilised the criteria set out in the 2013 COSO framework and concluded that, based on its assessment, the internal control over financial reporting was effective as at 31 December 2021.
The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 95 to 100.
Changes in internal control over financial reporting
There have been no changes in the Barclays Bank Group’s internal control over financial reporting that occurred during the period, covered by this report, which have materially affected or are reasonably likely to materially affect the Barclays Bank Group’s internal control over financial reporting.
Executive Committee
Following Venkat's appointment as Chief Executive in November 2021, Paul Compton became sole President of BBPLC and the Global Head of the CIB. Additional changes to the Executive Committee structure and membership followed which included Stephen Dainton moving into the role of Co-Head of Global Markets alongside Adeel Khan, and Investment Banking being run by Global Co-Heads, under JF Astier and John Miller, reporting into Paul Compton. Another change to a key role was Alistair Currie taking over as Global Head of Consumer Banking and Payments from Ashok Vaswani who stepped down in order to take on a new role within the Barclays Group as Chief Digital Strategy Officer. During 2021, membership of Executive Committee also included the Chief Financial Officer, Chief Operating Officer, Chief Risk Officer and other functional partners.
The Executive Committee meets quarterly and is chaired by the Chief Executive. In addition to the day-to-day management of the Company, the Executive Committee supports the Chief Executive in ensuring that the values, strategy and culture align, are implemented and are communicated consistently to colleagues – for example through regular leadership team conferences, and communications that are available to all colleagues.
Non-Executive Directors time commitment and conflict of interest
Non-Executive Directors, including the Chair, are informed of the minimum time commitment prior to their appointment and they are required to devote sufficient time to the Company to discharge their responsibilities effectively.

Barclays Bank PLC 2021 Annual Report on Form 20-F	13

Governance
Corporate Governance Statement
The time commitments of Directors are considered by the Board on appointment and are reviewed when appropriate. External appointments must be agreed with the Chair and disclosed to the Board, before appointment, with an indication of the time involved. The Board is satisfied that there are no Directors whose time commitment is considered to be a matter for concern.
In accordance with the Act and the Articles, the Board has authority to authorise conflicts of interest, and this ensures that the influence of third parties does not compromise or override the independent judgement of the Board. The Company Secretary maintains a conflicts register, which is a record of actual and potential conflicts, together with any Board authorisation of the conflict.
Training and induction
Directors are regularly provided with the opportunity to take part in ongoing training and development and can also request specific training they may consider necessary or useful. Whilst opportunities for in-person Director training remained limited in 2021 due to the impact of the COVID-19 pandemic and ongoing social distancing guidance, training and development was supported through Board deep dives, briefings for Board members on key risk topics, and Function reviews. The Board also received an annual briefing on regulatory responsibilities including the Senior Managers Regime and on Barclays’ conduct and financial crime policies and standards.
There is an induction programme for all new Directors which is tailored to their specific experience and knowledge, providing access to all parts of the business, to support Directors in understanding the nature of the business and the key issues the Company faces. When a Director joins a Board Committee, the schedule includes an induction to the operation of that Board Committee.
Diversity and inclusion
The Board recognises the importance of ensuring that there is broad diversity among the Directors inclusive of, but not limited to, gender, ethnicity, geography and business experience. With this in mind, the Board adopted a revised version of the Board Diversity Policy on 9 February 2021, re-affirming the existing gender diversity target (33% female) and adopting a new diversity target aligned with the Parker Review on the ethnic diversity of UK boards (at least one Board member to be a Person of Colour). The Board reconfirmed its commitment to these targets on 9 February 2022.
Further to the appointment of Robert Berry on 8 February 2022 and as at the date of this report, BBPLC Board gender diversity stands at 30% female (with three female directors on the Board) and we exceed the Board's target of having at least one Board member who is a Person of Colour. Following the retirement of Tim Breedon from the Board on 28 February 2022, BBPLC Board gender diversity will return to 33% female, meeting the gender diversity target as set out in the Board Diversity Policy.
In addition, the Company aims to ensure that employees of all backgrounds are treated equally and have the opportunity to be successful. The Barclays Group’s Global D&I strategy sets objectives, initiatives and plans across six areas of focus: Gender, LGBT+, Disability, Multicultural and Multigenerational and Socioeconomic inclusion, in support of that ambition. Further information on the Barclays Group’s Board Diversity Policy, as adopted by the Board, and D&I strategy can be found on page 129 of the BPLC Annual Report 2021.

Barclays Bank PLC 2021 Annual Report on Form 20-F	14

Governance
Directors’ report
The Directors present their report together with the audited accounts for the Company for the year ended 31 December 2021.
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

Disclosures required pursuant to Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as updated by the 2018 Regulations can be found on the following pages:
Engagement with employees (Sch.7 Para 11 and 11A Regs 2008/2018 and S172(1) Statement)	21
Policy concerning the employment of disabled persons (Sch.7 Para 10 Regs 2008)	21
Financial Instruments (Sch.7 Para 6 Regs 2008 )	132
Hedge accounting policy (Sch.7 Para 6 Regs 2008 )	133

Profits and dividends
The results of the Barclays Bank Group show statutory profit after tax of £4,758m (2020: £2,451m). The Barclays Bank Group had net assets of £56,487m as at 31 December 2021 (2020: £53,710m).
The Company will pay a £200m dividend to its parent, BPLC. Further details on dividends on ordinary shares paid in 2021 are set out in Note 10 to the financial statements.
Dividends paid on preference shares for the year ended 31 December 2021 amounted to £27m (2020: £42m).
Share Capital
There was no increase in ordinary share capital during the year. BPLC owns 100% of the issued ordinary shares. There are no restrictions on the transfer of ordinary shares or agreements between holders of ordinary shares known to the Company which may result in restrictions on the transfer of securities or voting rights. Further information on the Company’s share capital, including preference shares can be found in Note 27 of the financial statements.
Powers of Directors to issue or buy back the Company’s shares
The powers of the Directors are determined by the Act and the Articles. No shares were issued or bought back in 2021. The Directors are authorised to issue and allot shares and to buy back shares subject to annual shareholder approval at the AGM. Such authorities were granted by shareholders at the 2021 AGM. It will be proposed at the 2022 AGM that the Directors be granted new authorities to allot and buy-back shares.
Repurchase of preference shares
No preference shares were redeemed by the Company during 2021.
Directors
The list of current Directors of the Company can be found in the Corporate Governance Statement. Changes to Directors during the year and up to the date of signing this report are set out below.

Name	Role	Effective date
Jes Staley	Chief Executive Officer	Stepped down 31 October 2021
C.S. Venkatakrishnan	Chief Executive Officer	Appointed 1 November 2021
Robert Berry	Non-Executive Director	Appointed 8 February 2022
Directors’ indemnities
Qualifying third party indemnity provisions (as defined by section 234 of the Act) were in force during the course of the financial year ended 31 December 2021 for the benefit of the then Directors of the Company and the then Directors of certain of the Company's subsidiaries and, at the date of this report, are in force for the benefit of the Directors of the Company and the Directors of certain of the Company's subsidiaries in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office. The Group also maintains Directors’ & Officers’ Liability Insurance which gives appropriate cover for legal action brought against its Directors.
Qualifying pension scheme indemnity provisions (as defined by section 235 of the Act) were in force during the course of the financial year ended 31 December 2021 for the benefit of the then directors and, at the date of this report are in force for the benefit of directors of Barclays Pension Funds Trustees Limited as trustee of the Barclays Bank UK Retirement Fund, and Barclays Executive Schemes Trustees Limited as Trustee of Barclays Capital International Pension Scheme (No.1) and Barclays PLC Funded Unapproved Retirement Benefits Scheme. The directors of the trustees are indemnified against liability incurred in connection with the trustee’s activities in relation to the aforementioned schemes.
Political donations
The Barclays Bank Group did not give any money for political purposes in the UK or outside the UK, nor did it make any political donations to political parties or other political organisations or to any independent election candidates, or incur any political expenditure during the year. Details of any political contributions made by the wider Barclays Group can be found in the BPLC Annual Report 2021.

Barclays Bank PLC 2021 Annual Report on Form 20-F	15

Governance
Directors’ report
Environment
As part of the overall strategy of the Barclays Group, the Barclays Bank Group is determined to play its part in taking a leading role in helping accelerate the transition to a low-carbon economy. In March 2020, the Barclays Group announced our ambition to be a net zero bank by 2050. We have a strategy, in three parts, to turn that ambition into action:
•Achieving net zero operations - Barclays is working to achieve net zero operations, investing in the continued decarbonisation of our operations. Please see the BPLC 2021 Annual Report for further detail on how we are defining our approach to net zero operations.
•Reducing our financed emissions - Barclays is committed to aligning its financing with the goals and timelines of the Paris Agreement.
•Financing the transition - Barclays is providing the green and sustainable finance required to transform the economies we serve.
Our strategy is underpinned by the way we assess and manage our exposure to climate-related risks, and Climate Risk is included as a Principal Risk under Barclays’ ERMF from 2022.
Scenario analysis forms a key part of the Barclays Group’s, and therefore the Barclays Bank Group’s, approach to assessing and quantifying the impact from climate change. We have developed our approach to scenario analysis through detailed quantitative and qualitative risk assessments of particular portfolios and activities. The Barclays Group has developed key metrics and targets to track progress against its climate strategy. The adoption of consistent and relevant climate-related metrics is crucial for financial sector stakeholders to properly price and manage climate-related risks. Please see the BPLC 2021 TCFD Report for further details on scenario analysis and key metrics.
Barclays has relationships with customers and clients across a wide range of sectors and geographies, who face risks to their operations, supply chains and markets from biodiversity loss and land-use change. Recognising the importance of this agenda, we are developing our understanding and evaluating where our business impacts and depends on nature, and where we can support our customers and clients. For more information about how the Barclays Group is helping to tackle climate change please refer to the BPLC Annual Report 2021.
Engagement with customers, suppliers and others in a business relationship with the Company
Our engagement with suppliers is important. The Directors have regard, via management oversight, to the need to foster business relationships with suppliers and, as such, engage with them to seek adherence to the Barclays' Third Party Code of Conduct (TPCoC) and Supplier Control Obligations (SCO) which cover our expectations of suppliers. For our higher risk suppliers, their adherence to the SCO and TPCoC is captured pre-contractually via a Pre-Contract Supplier Assurance Attestation. Further, Barclays is a signatory to the Prompt Payment Code in the UK, aiming to pay our suppliers within clearly defined terms.
Further information on 'Managing our supply chain' is set out in the BPLC Annual Report 2021.
Branches and Country-by-Country reporting
The Barclays Bank Group operates through branches, offices and subsidiaries in the UK and overseas. Those branches are in a number of different jurisdictions including in Hong Kong, Singapore and New York.
The Company is exempt from publishing information required by The Capital Requirements (Country-by-Country Reporting) Regulations 2013 as this information is published by its parent BPLC. This information is available on the Barclays website: home.barclays/annualreport.
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
The Auditors
The BPLC Audit Committee reviews the appointment of the statutory auditors, as well as their relationship with the Barclays Group, including monitoring the Barclays Group’s use of the statutory auditors for non-audit services and the balance of audit and non-audit fees paid to them. The BBPLC Audit Committee also monitors the use of the statutory auditors for non-audit services within the Barclays Bank Group.
An external audit tender was conducted in 2015 and the decision was made to appoint KPMG as Barclays Group’s statutory auditor with effect from the 2017 financial year, with PwC resigning as Barclays Group’s statutory auditor at the conclusion of the 2016 audit.
The Company is in compliance with the requirements of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which relates to the frequency and governance of tenders for the appointment of the statutory auditor and the setting of a policy on the provision of non-audit services.
Provided that KPMG continues to maintain its independence and objectivity, and the BPLC Audit Committee remains satisfied with its performance, the Barclays Group has no intention of tendering for an alternative statutory auditor before the end of the current required period of 10 years. Accordingly, any tender would be in respect of the 2027 financial year onwards and is likely to take place in 2025. The BPLC Audit Committee believes it would not be appropriate to tender before this date as it recognises that whilst it is important to ensure the audit firm remains objective and does not become overly familiar with management, there is an important balance to be struck with the investment of time required both from management and any completely new audit team for them to gain sufficient understanding of such a large complex organisation to ensure a top quality audit. The BPLC Committee is also conscious that the lead engagement partner will have changed twice since KPMG's tenure and that there have also been significant changes of senior management - both of which serve to reduce any threat of over-familiarity. The BPLC Audit Committee will give further consideration over the next two years to its audit tendering strategy to take account, as appropriate, of the outcome of the UK audit reform proposals.

Barclays Bank PLC 2021 Annual Report on Form 20-F	16

Governance
Directors’ report
Non-audit services
In order to safeguard the statutory auditor’s independence and objectivity, the Barclays Group has in place a policy setting out the circumstances in which the statutory auditor may be engaged to provide services other than those covered by the Barclays Group audit. The Barclays Group Policy on the Provision of Services by the Barclays Group Statutory Auditor (the Policy) applies to all Barclays’ subsidiaries and other material entities over which Barclays has significant influence. The core principle of the Policy is that non-audit services (other than those legally required to be carried out by the Barclays Group’s auditor) should be performed by the statutory auditor only in certain controlled circumstances. The Policy sets out those types of services that are strictly permitted.
Under the Policy, except for specific categories of ‘permitted’ services that require explicit Committee approval, the BPLC audit committee has pre-approved all permitted services for which fees are less than £100,000. All requests to engage the statutory auditor are assessed by independent management before work can commence. Requests for permitted service types in respect of which the fees are expected to meet or exceed the above threshold must be approved by the Chair of the BPLC Audit Committee before work is permitted to begin. Services where the fees are expected to be £250,000 or higher must be approved by the BPLC Audit Committee as a whole. All expenses and disbursements must be included in the fees calculation. More information on this can be found in the BPLC Annual Report 2021.
The fees payable to KPMG for the year ended 31 December 2021 amounted to £41m (2020:£38m), of which £8m (2020:£8m) was payable in respect of non-audit services. A breakdown of the fees payable to the auditor for statutory audit and non-audit work can be found in Note 39 to the financial statements.
Disclosure of information to the Auditor
Each Director confirms that, so far as he/she is aware, there is no relevant audit information of which the Company’s auditor is unaware and that each of the Directors has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that the Company's auditor is aware of that information. This confirmation is given pursuant to section 418 of the Act and should be interpreted in accordance with and subject to those provisions.
Directors’ responsibilities
The following statement, which should be read in conjunction with the auditor’s report set out on pages 102 to 104, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditor in relation to the accounts.
Going concern
In preparing each of the Barclays Bank Group and Company financial statements, the Directors are required to:
•assess the Barclays Bank Group and Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
•use the going concern basis of accounting unless they either intend to liquidate the Barclays Bank Group or to cease operations, or have no realistic alternative but to do so.
The Barclays Bank Group’s business activities, financial position, capital, factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed.
The Directors have evaluated these risks in the preparation of the financial statements and consider it appropriate to prepare the financial statements on a going concern basis.
Preparation of accounts
The Directors are required by the Act to prepare the Company and the Barclays Bank Group accounts for each financial year and, with regard to Barclays Bank Group accounts, in accordance with UK-adopted international accounting standards. The Directors have prepared these accounts in accordance with (a) UK-adopted international accounting standards; (b) IFRS as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee; and (c) IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. Pursuant to the Act, the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Barclays Bank Group and the Company and of their profit or loss for that period.
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
The Directors are also responsible for preparing a Directors’ Report and Corporate Governance Statement in accordance with applicable law and regulations.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	17

Governance
Directors’ report
The Directors are responsible for preparing the financial statements in accordance with Commission Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format.
The current Directors, whose names and functions are set out on page 19, confirm to the best of their knowledge that:
(a)the financial statements, prepared in accordance with (a) UK-adopted international accounting standards; (b) IFRS as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee; and (c) IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
(b)the management report, in the Strategic Report within Barclays Bank PLC Annual Report on pages 1 to 13, which is incorporated in the Directors’ Report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.
By order of the Board
Stephen Shapiro
Company Secretary
22 February 2022
Barclays Bank PLC
Registered in England. Company No. 1026167
Registered office, 1Churchill Place, London E14 5HP

Barclays Bank PLC 2021 Annual Report on Form 20-F	18

Governance
Our people and culture
We want to recruit, retain and engage the talented people that Barclays needs to succeed, providing an environment that enables them to build their careers and achievements.
A culture of togetherness
Our colleagues are critical to our success. We know that the past two years have been challenging for a lot of our people, in different ways, impacting both our personal and professional lives. We are proud of the way colleagues responded to these challenges, and for the way they have continued to support our customers and clients around the world. We have learnt a lot about ourselves over this period, and we have invested in supporting people in a number of ways. In particular, our focus has been on culture, mindset, wellbeing and development. As ever, our approach is informed by the latest thinking in behavioural and data science, and our ability to track effectiveness and progress over time.
The following sub-sections are consistent with those detailed in the People Section of the Barclays PLC Annual Report 2021 and figures mentioned are for the Barclays Group other than where specifically mentioned.
The Barclays Mindset
At the beginning of the COVID-19 pandemic, we observed a number of improvements in the way people were working at Barclays. We reflected on how we could capture these positive developments for the long-term and responded this year by launching the Barclays Mindset.
Our Mindset acts as an operating manual for how to get things done at Barclays. It focuses on three key elements that are core to our success – Empower, Challenge and Drive. Our research shows that when we demonstrate behaviours aligned to these three elements, outcomes are better, colleagues are more engaged and they are more likely to stay longer to build their career at Barclays.
We have worked hard to encourage this new way of thinking across our organisation, including in the way we hire people, manage performance and recognise success. We have established a global network of over 330 Mindset Champions, working to support its rollout and communicate with colleagues. We have also developed a Mindset Dashboard to measure impact and to help leaders identify where we need to do more to embed this way of thinking.
Initial findings suggest our Mindset resonates with colleagues, with 83% telling us they believe it is the right Mindset to drive success at Barclays, and 89% of colleagues saying they believe their teams do a good job of role modelling our Mindset every day.
Hiring great people
We are focused on hiring people with the skills and capabilities to support our strategy. At the heart of our hiring approach is a focus on strengthening our relationships with local talent pools in the areas within which we are hiring, including reaching out to local communities and upskilling local students. For example, our partnerships with universities in Glasgow have been important in developing a robust pipeline of apprentices and graduates at the global campus we officially opened there this year. Our other global campuses in Whippany and Pune leverage similar local hiring arrangements.
The COVID-19 pandemic has required us to adapt to changes in hiring demands and volumes. This has been particularly important in customer-facing areas where we know it is critical that we are providing support to our customers. We have also taken steps to enhance our candidate assessment processes, including factoring in the new Barclays Mindset so we can ensure we're attracting and hiring candidates with the capability to Empower, Challenge and Drive.
People with different perspectives and life experiences make our organisation stronger, so we are committed to attracting, developing and retaining a workforce that is as diverse and inclusive as possible. We are an equal opportunities employer and give full and fair consideration to all populations based on their competencies, strengths and potential. You can find more information in our Diversity and Inclusion Report at home.barclays/annualreport.
We retain an emphasis on hiring from within. This year, we filled 39% of vacancies internally and added a further 851 graduates to our internal pipeline of future leaders. We also continue to invest in our flagship career development programmes, including our AFTER programme to support those who have been in the armed forces. After a period of in-depth research, we launched new global programmes this year, managing 2,039 graduates, interns and apprentices.
Developing people for the future
At Barclays, we believe that everyone has the potential to continuously grow. We are committed to cultivating a culture of lifelong learning and our development proposition is designed to support colleagues at every stage of their career.
A wide range of development opportunities are available to help colleagues build their careers, delivered through our digital learning platform, Learning Lab.
This year we launched a new partnership with LinkedIn Learning, providing extensive digital development to all colleagues globally. We also have a number of corporate memberships with industry experts, allowing our colleagues to remain up to date with the latest developments and trends. In line with our professional qualification guidance, Barclays encourages colleagues to study for degree programmes and professional qualifications that benefit the business and support their development.
We are also committed to cultivating leadership skills among colleagues, whether they are in a leadership role or not. The Barclays Leadership Framework provides a guide to support colleagues with their own leadership development, and applies across all levels – from new line managers to our Group Executive Committee. We also continue to operate three flagship leadership development programmes: our Enterprise Leaders Summit, our Strategic Leaders Programme and Aspire.
We measure the success of our development offering through our colleague surveys, Your View and Here to Listen, tracking the progression of participants from our leadership development programmes, as well as tracking our levels of retention, and internal mobility. These measures feed into our training and development approach, enabling us to focus action on the right areas for our workforce.

Barclays Bank PLC 2021 Annual Report on Form 20-F	19

Governance
Our people and culture
We promote a culture of continuous feedback, encouraging all colleagues to have regular performance conversations with their line manager throughout the year. This happens in addition to the annual performance review process that applies to all permanent employees. In these conversations, both ‘what’ has been achieved as well as ‘how’ it has been achieved are reviewed. This ensures our colleagues are able to keep broadening their skills, emphasising their personal development and working in a way that reflects our Values and Mindset.
We also want to help colleagues balance their work life with their personal commitments, supporting career development opportunities at each life stage. We offer enhanced maternity, paternity, adoption and shared parental entitlements in all our major jurisdictions.
Building a supportive and inclusive culture
Building a supportive and inclusive culture is not only the right thing to do, but also what is best for our business. It creates a sense of belonging and enables colleagues to perform to their highest capability.
We focus on six areas of diversity and inclusion: disability, gender, LGBT+, multicultural, multigenerational and socioeconomic inclusion. We have Employee Resource Groups in place across each of these areas to provide support and advice, create development opportunities and raise awareness of issues and challenges. Membership of our Employee Resource Groups is at an all-time high, with over 25,000 colleagues now involved in one or more. Their insight and experiences help influence our people policies and inform the commitments and actions we take as an organisation to give our people the support they need to succeed.
We strive to embed a culture of inclusion through our allyship initiatives, encouraging colleagues to become allies and to focus on understanding and eliminating barriers faced by underrepresented groups. We provide a toolkit for these colleagues to help them take conscious, positive steps to make everyone feel that they belong. In our Your View survey, 79% of colleagues told us they believe we are all in this together at Barclays, while 82% say they believe leaders are committed to building a diverse workforce.
We remain committed to improving the diversity of our leaders and to closing pay gaps at Barclays. We aim for diverse promotion assessors and panels, helping us to ensure the widest available pool of talent is considered for promotion. We actively provide development opportunities for leaders of the future such as ex-officio roles and places on our development programmes. As of the end of 2021, 28% of our global Managing Directors and Directors were female, and 30% of our UK Managing Directors and Directors were female.
We closely track the ever-changing composition of our people through online dashboards that make sure our senior leaders understand the diverse makeup and needs of the organisation they lead. Our Inclusion Index, launched in 2020, continues to allow us to measure colleagues’ experience of how inclusive the Barclays culture is and gives us a benchmark for monitoring progress year on year. Our overall Inclusion Index score for 2021 is 79%, up from 76% last year. 88% of colleagues say they feel included in their team.
Through our Race at Work Action Plan, we are working to close the gaps in the UK and US where some ethnicities are significantly underrepresented at Barclays. We are focusing our efforts across four areas: increasing the number of underrepresented minority employees we hire; providing access to career and development opportunities; creating a culture of allyship across the organisation; and being transparent and measuring our outcomes, allowing us to see the impact our actions are having over time.
In the UK, we aim to increase the number of underrepresented minority employees by 25% by the end of 2025. This will take us to 5% overall. In the US, we aim to increase the number of underrepresented minority employees by 20% by the end of 2025. This will take us to 21% overall. In the UK and the US, we aim to at least double the number of Black employees at Managing Director and Director level by the end of 2022, which we are on track to meet.
This year, we continued to review the provision of Workplace Adjustments for colleagues with disabilities to further our strategy for a more globally consistent and supportive experience. We encourage managers to check in regularly with their teams and to emphasise the importance of safe working and appropriate workstation setup. As part of the UK Government Disability Confident scheme, we encourage applications from people with a disability, or a physical or mental health condition. We require managers to give full and fair consideration to those with a disability on the basis of strengths, potential and ability, both when hiring and managing. We also ensure opportunities for training, career development and promotion are available to all.
Mental health and wellbeing continues to be a major focus, with 88% of colleagues telling us their manager supports their efforts to maintain wellbeing. Through our Be Well programme, we continue to provide expert advice and guidance on the practical steps colleagues can take to look after their physical and mental health. In 2021, we focused on three key areas in particular: a continued commitment to make Barclays a ‘mental health confident’ organisation, further development of our supportive culture and a renewed emphasis on sustainable working.
This year, we launched a new Wellbeing Index, with a starting score of 84%, giving us a metric for measuring the wellbeing of colleagues and informing the Be Well programme. We are very pleased to see colleagues’ ability to balance their personal and work demands has improved from 78% in 2020 to 83% in 2021. In time, it will mean we can better understand the impact of particular activities on colleagues wellbeing and continue to evolve the Be Well programme offering.
We continue to promote our wellbeing offerings, including the global Be Well portal, with 43% of colleagues registered. Throughout the year, we executed leader-led campaigns to offer practical guidance on looking after physical and mental health, enhancing wellbeing and resilience and a continued focus on safe working. We also focused on stress manageability through ongoing campaigns, and the promotion of Health and Wellbeing workshops. We launched Developing our supportive culture e-learning with 89% completion. We were one of the first businesses to sign up to the Mental Health at Work Commitment and we continue to deploy Mental Health Awareness as required e-learning.
You can find more information in our Diversity and Inclusion Report available at home.barclays/annualreport
Beyond the pandemic
We continue to follow government guidance relating to COVID-19 in all the jurisdictions we operate in, taking a prudent and considered approach to return to office that prioritises the health, safety and wellbeing of colleagues.
Where possible, and in line with local government guidance, we have undertaken a programme to gradually increase the number of colleagues returning to working in the office at least some of the time.

Barclays Bank PLC 2021 Annual Report on Form 20-F	20

Governance
Our people and culture
Throughout the pandemic, we have kept our buildings operating safely for key workers by maintaining health and safety measures. In advance of colleagues returning, we risk-assessed all our buildings and provided training to colleagues on the safety measures that would be in place as they returned. We continue to evaluate and adjust these measures in accordance with government guidance and the latest epidemiology.
In the early stages of the pandemic, Barclays put in place a set of global principles to ensure we were doing as much as possible to support our colleagues. We have kept these principles in place and evolved them with the changing nature of the pandemic. The principles and provisions have helped colleagues cope with some of the personal challenges the pandemic has created, including offering additional paid leave to support self-quarantine, isolation, vaccination, sickness or care for dependants, and advice made available to help support physical and mental health. Colleagues who have returned to on-site working did so on a voluntary basis and we have worked closely with any colleagues who have concerns about returning, to understand those concerns and support them.
We are also thinking carefully about the future of work at Barclays. We want to balance the best of the past with the best of what we have proved possible during the pandemic. We have adopted the principle that the optimal physical location for a role is largely determined by the nature and requirements of that role. At the same time, it is important to us that everyone at Barclays, no matter what their role, maintains a strong connection to their colleagues at a Barclays site.
In support of our approach to future ways of working, we have revised and relaunched our principles, process and guidance on Working Flexibly. At Barclays, we encourage colleagues to work flexibly to balance and integrate their work and other life commitments, enhance their wellbeing and effectiveness at work and feel included, irrespective of personal circumstances. We have expanded the opportunity for many colleagues to work in a hybrid pattern, spending part of their time working from a Barclays site and part of their time working from home. Over the course of the year, colleagues have begun to transition to this new, hybrid way of working. We are taking a test and learn approach, and ways of working will continue to iterate into 2022 as we focus on balancing the benefits of working on site with more flexible solutions.
Listening to colleagues and keeping them informed
We think colleague engagement should be a two-way exercise, with equal weight placed on listening to our people and on keeping them informed. We want to be able to consider our colleagues’ perspective when we make decisions, including at the most senior level.
Our Your View survey is the primary mechanism for how we track engagement and monitor our culture. In addition, this year we continued to run regular Here to Listen surveys, first launched in 2020, to make sure we're staying abreast of colleague feedback during the COVID-19 pandemic. Results from these regular surveys are shared directly with leadership, so action can be taken to continue to provide the appropriate support for colleagues.
The results from our surveys are also an important part of the conversations our Board and Executive Committee have about our culture and how we run Barclays. These survey results help our Board and Executive Committee take into account our colleagues' views in their decision-making. We update the Board and its relevant sub-committees throughout the year and in addition, our leaders engage regularly with colleagues to hear what they think, visiting branches, trading floors and offices as well as hosting virtual forums. Direct engagement, a comprehensive reporting approach and dedicated time at Board meetings, enables the Board to determine that our workforce engagement approach is effective. We make sure we are keeping everyone up to date on the strategy, performance and progress of the organisation, through a combination of leader-led engagement, digital and print communication, blogs, vlogs and podcasts.
Our people are also encouraged to seek the views of colleagues with different perspectives and experiences via a series of monthly events and podcasts called Courageous Conversations that provides a platform for meaningful conversations on diversity, equity and inclusion topics.
We engage with our people collectively through a strong and effective partnership with Unite, as well as the Barclays Group European Forum, representing colleagues within the European Union, and other colleague forums. We regularly brief our union partners on the strategy and progress of the business, seeking their input on ways in which we can improve the colleague experience of working for Barclays. The collective bargaining coverage of Unite in the UK represents 84% of our UK workforce and 48% of our global workforce. We consult in detail with colleague representatives on major change programmes affecting our people. We do this to help us minimise compulsory job losses, including through voluntary redundancy and redeployment, with a focus on reskilling.
We maintain an engagement approach that is in line with the UK’s Financial Reporting Council (FRC) governance recommendations. This extends to those who work for us indirectly as well, such as contractors. As of 2021, the Barclays Third Party Code of Conduct (TPCoC) states that all third parties with greater than 250 employees must demonstrate through annual reporting that effective workforce engagement mechanisms are in place to provide channels for the workforce to share ideas and concerns with senior management and the board.
Our policies
Our people policies are designed to recruit the best people, provide equal opportunities and create an inclusive culture, in line with our Values and in support of our long-term success. They also reflect relevant employment law, including the provisions of the Universal Declaration of Human Rights and International Labour Organisation (ILO) Declaration on the Fundamental Principles and Rights at Work.
We expect our people to treat each other with dignity and respect, and do not tolerate discrimination, bullying, harassment or victimisation on any grounds.
We are committed to paying our people fairly with regards to their specific role, seniority, responsibilities, skills and experience and other factors which properly affect pay, – in a way that balances the needs of all our stakeholders. That means our remuneration policies reward sustainable performance that is in line with our Purpose and Values, as well as our risk expectations. You can find more information in our Fair Pay Report in Barclays PLC Annual Report 2021 at home.barclays/annualreport.
We encourage our people to benefit from Barclays’ performance by enrolling in our share ownership plans, further strengthening their commitment to the organisation. You can find out more information in the Directors’ Remuneration Report in Barclays PLC Annual Report 2021 at home.barclays/annualreport.

Barclays Bank PLC 2021 Annual Report on Form 20-F	21

Risk review
Contents

The management of risk is a critical underpinning to the execution of the Barclays Bank Group’s strategy. The material risks and uncertainties the Barclays Bank Group faces across its business and portfolios are key areas of management focus.

Risk management strategy		Page
Overview of the Barclays Bank Group’s approach to risk management.	▪Enterprise Risk Management Framework (ERMF)	34
	▪Segregation of duties – the “Three Lines of Defence” model	34
	▪Principal risks	34
	▪Risk appetite for the principal risks	34
	▪Risk Committees	34
	▪Barclays’ risk culture	35
Material existing and emerging risks
Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	▪Material existing and emerging risks potentially impacting more than one principal risk	36
	▪Climate risk	41
	▪Credit risk	41
	▪Market risk	42
	▪Treasury and capital risk	43
	▪Operational risk	44
	▪Model risk	46
	▪Conduct risk	46
	▪Reputation risk	47
Principal risk management
The Barclays Bank Group’s approach to risk management for each principal risk with focus on organisation and structure and roles and responsibilities.	▪Climate risk management	49
	▪Credit risk management	51
	▪Market risk management	52
	▪Treasury and capital risk management	52
	▪Operational risk management	54
	▪Model risk management	55
	▪Conduct risk management	55
	▪Reputation risk management	56
	▪Legal risk management	56
Risk performance
Credit risk: The risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties (including sovereigns), to fully honour their obligations to the Barclays Bank Group, including the whole and timely payment of principal, interest, collateral and other receivables.	▪Credit risk overview and summary of performance	58
	▪Maximum exposure and effects of netting, collateral and risk transfer	60
	▪Expected credit losses	64
	▪Management adjustments to models for impairment	74
	▪Measurement uncertainty and sensitivity analysis	76
	▪Analysis of the concentration of credit risk	86
	▪Approach to the management and representation of credit quality	90
	▪Analysis of specific portfolios and asset types	97
Market risk: The risk of loss arising from potential adverse changes in the value of the Barclays Bank Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.	▪Market risk overview and summary of performance	99
	▪Review of management measures	99
Treasury and capital risk – Liquidity: The risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.	•Liquidity risk overview	102
	▪Liquidity risk stress testing	102
	▪Contractual maturity of financial assets and liabilities	103

Barclays Bank PLC 2021 Annual Report on Form 20-F	22

Risk review
Contents

Risk performance continued
Treasury and capital risk – Capital: The risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments and stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the Barclays Bank Group’s pension plans.	▪Capital risk overview	111
Treasury and capital risk – Interest rate risk in the banking book: The risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.	▪Interest rate risk in the banking book overview and summary of performance	115
	▪Net interest income sensitivity	115
	▪Analysis of equity sensitivity	116
	▪Volatility of the fair value through other comprehensive income (FVOCI) portfolio in the liquidity pool	116
Operational risk: The risk of loss to the Barclays Bank Group from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.	▪Operational risk overview and summary of performance	177
	▪Operational risk profile	117
Model risk: The potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.	▪Model risk overview and summary of performance	119
Conduct risk: The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Barclays Bank Group's products and services.	▪Conduct risk overview and summary of performance	119
Reputation risk: The risk that an action, transaction, investment, event, decision, or business relationship will reduce trust in the Barclays Bank Group’s integrity and/or competence.	▪Reputation risk overview and summary of performance	119
Legal risk: The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Bank Group to meet its legal obligations including regulatory or contractual requirements.	▪Legal risk overview and summary of performance	120
Supervision and regulation
The Barclays Bank Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations.	▪Supervision of the Barclays Bank Group	120

Barclays Bank PLC 2021 Annual Report on Form 20-F	23

Risk review
Risk management
Barclays’ risk management strategy
The Barclays Bank Group’s risk management strategy
This section introduces the Barclays Bank Group’s approach to managing and identifying risks, and for fostering a strong risk culture.
Enterprise Risk Management Framework (ERMF)
The ERMF outlines the highest level principles for risk management by setting out standards, objectives and key responsibilities of different groups of employees of the Barclays Bank Group. It is approved by the Barclays PLC Board on recommendation of the Barclays Group Board Risk Committee and the Barclays Bank Group Chief Risk Officer (CRO); it is then adopted by the Barclays Bank Group.
The ERMF sets out:
▪Risk Management and Segregation of duties: the ERMF defines a Three Lines of Defence model.
▪Principal risks faced by the Barclays Bank Group which guides the organisation of the risk management function.
▪Risk appetite requirements: this helps define the level of risk we are willing to undertake in our business.
▪Roles and responsibilities for key risk management and governance structure.
The ERMF is complemented by frameworks, policies and standards which are mainly aligned to individual principal risks:
▪Frameworks cover the management processes for a collection of related activities and define the associated policies used to govern them.
▪Policies set out principles, control objectives and other core requirements for the activities of the Barclays Bank Group. Policies describe “what” must be done.
▪Standards set out the key control requirements that describe ''how'' the requirements set out in the policy are met.
Segregation of duties - the "Three Lines of Defence" model
The ERMF sets out a clear lines of defence model. All colleagues are responsible for understanding and managing risks within the context of their individual roles and responsibilities, as set out below:
▪The First line comprises of all employees engaged in the revenue generating and client facing areas of the Barclays Bank Group and all associated support functions, including Finance, Operations, Treasury and Human Resources. The first line is responsible for identifying and managing the risks in which they are engaged , developing a control framework, and escalating risk events to Risk and Compliance.
▪The Second line is comprised of the Risk and Compliance functions. The role of the second line is to establish the limits, rules and constraints, Policies and Standards under which first line activities shall be performed, consistent with the risk appetite of the Barclays Bank Group, and to monitor the performance of the first line against these limits, rules and constraints. Controls for first line activities, especially those related to Operational Risk, will ordinarily be established by the Control Officers operating within the Control Framework of the Barclays Bank Group. These controls will remain subject to supervision by the second line.
▪The Third line of defence is Internal Audit, who are responsible for providing independent assurance over the effectiveness of governance, risk management and control over current, systemic and evolving risks.
▪The Legal function provides support to all areas of the Barclays Bank Group and is not formally part of any of the three lines. However, it is subject to second line oversight with respect to Operational and Conduct Risks.
Principal risks
The ERMF identifies nine principal risks namely: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, conduct risk, reputation risk and legal risk. Note that climate risk was added in January 2022; see page 49 for more information.
Each of the principal risks is overseen by an accountable executive at the Barclays Group level who is responsible for the framework, policies and standards that set out associated responsibilities and expectations, and detail the related requirements around risk management. In addition, certain risks span across more than one principal risk.
Risk appetite
Risk appetite is defined as the level of risk which the Barclays Bank Group is prepared to accept in the conduct of their activities. It provides a basis for ongoing dialogue between management and Board with respect to the Barclays Bank Group’s current and evolving risk profile, allowing strategic and financial decisions to be made on an informed basis.
Risk appetite is approved by the Barclays PLC Board in aggregate and disseminated across legal entities and businesses, including the Barclays Bank Group. The Barclays Bank PLC Board cannot approve a higher risk appetite than that determined by the Barclays PLC Board without the approval of the Barclays PLC Board but may choose to operate at a lower level of risk appetite than that approved by the Barclays Group.
The Barclays Group’s total risk appetite and its allocation to the Barclays Bank Group are supported by limits to enable and control, specific exposures and activities that have material concentration risk implications.
Risk Committees
The Barclays Bank Group product/risk type committees consider risk matters relevant to their business, and escalate as required to the Barclays Group Risk Committee, whose Chairman, in turn, escalates to the Barclays Bank PLC Board Committees and the Barclays Bank PLC Board.

Barclays Bank PLC 2021 Annual Report on Form 20-F	24

Risk review
Risk management
Barclays’ risk management strategy
The Barclays Bank PLC Board receives regular information on the risk profile of Barclays Bank Group, and has ultimate responsibility for approval of risk appetite and capital plans, within the parameters set by the Barclays PLC Board. The Barclays Bank PLC Board is also responsible for the adoption of the ERMF.
Further, there are two Board-level committees which oversee the application of the ERMF and review and monitor risk across Barclays Bank PLC. These are: the Barclays Bank PLC Board Risk Committee and the Barclays Bank PLC Board Audit Committee. Additionally, the Barclays Bank PLC Board Remuneration Committee oversees pay practices focusing on aligning pay to sustainable performance:
▪The Barclays Bank PLC Board Risk Committee (BRC): The BRC monitors Barclays Bank Group’s risk profile against the agreed appetite. Where actual performance differs from expectations, the actions taken by management are reviewed to ascertain that the BRC is comfortable with them. The Barclays Bank Group CRO regularly presents a report to the BRC summarising developments in the risk environment and performance trends in the key portfolios. The BRC also reviews certain key risk methodologies, the effectiveness of risk management, and the Barclays Bank Group risk profile, including the material issues affecting each business portfolio and forward risk trends. The committee also commissions in-depth analyses of significant risk topics, which are presented by the Barclays Bank Group CRO or senior risk managers in the businesses.
▪The Barclays Bank PLC Board Audit Committee (BAC): The BAC receives regular reports on the effectiveness of internal control systems, on material control issues of significance, and on accounting judgements (including impairment), and a quarterly review of the adequacy of impairment allowances, relative to the risk inherent in the portfolios, the business environment, and Barclays policies and methodologies.
▪The Barclays Bank PLC Board Remuneration Committee (RemCo): The RemCo receives proposals on ex-ante and ex-post risk adjustments to variable remuneration based on risk management performance including events, issues and the wider risk profile. These inputs are considered in the setting of performance incentives.
Barclays’ risk culture
Risk culture can be defined as the norms, attitudes and behaviours related to risk awareness, risk taking and risk management. This is reflected in how the Barclays Group identifies, escalates and manages risk matters.
The Barclays Group is committed to maintaining a robust risk culture in which:
▪management expect, model and reward the right behaviours from a risk and control perspective; and
▪colleagues identify, manage and escalate risk and control matters, and meet their responsibilities around risk management.

The Group CEO works with the Executive Management to embed a strong risk culture within the Group, with particular regard to the identification, escalation and management of risk matters, in accordance with the ERMF. Specifically, all employees regardless of their positions, functions or locations must play their part in the Barclays Bank Group’s risk management. Employees are required to be familiar with risk management policies which are relevant to their responsibilities, know how to escalate actual or potential risk issues, and have a role-appropriate level of awareness of the risk management process as defined by the ERMF.
Our Code of Conduct – the Barclays Way
Globally, all colleagues must attest to the “Barclays Way”, our Code of Conduct, and comply with all frameworks, policies and standards applicable to their roles. The Code of Conduct outlines the Purpose, Values and Mindset which govern our ‘Barclays Way’ of working across our business globally. It constitutes a reference point covering all aspects of colleagues’ working relationships, and provides guidance on working with other Barclays employees, customers and clients, governments and regulators, business partners, suppliers, competitors and the broader community.

Barclays Bank PLC 2021 Annual Report on Form 20-F	25

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
Material existing and emerging risks potentially impacting more than one principal risk
i)Risks relating to the impact of COVID-19
The COVID-19 pandemic has had, and continues to have, a material impact on businesses around the world and the economic environments in which they operate. Additionally, the impacts of the economic downturn resulting from the COVID-19 pandemic and post-recovery environment, from a commercial, regulatory and risk perspective, could be significantly different to past crises and persist for a prolonged period. As a result, there are a number of factors associated with the COVID-19 pandemic and its impact on global economies that have had and could continue to have a material adverse effect on the profitability, capital and liquidity of the Barclays Bank Group.
The COVID-19 pandemic has caused disruption to the Barclays Bank Group's customers, suppliers and staff globally. Most jurisdictions in which the Barclays Bank Group operates implemented severe restrictions on the movement of their respective populations, with a resultant significant impact on economic activity in those jurisdictions. While a number of restrictions have been eased with the roll-out of COVID-19 vaccination programmes, others still remain in place and future developments are highly uncertain. In some jurisdictions, restrictions that had been previously lifted were re-imposed in response to a resurgence in cases. These decisions are being taken by the governments of individual jurisdictions (including through the implementation of emergency powers) and impacts (including any subsequent lifting, extension or reimposition of restrictions) may vary from jurisdiction to jurisdiction and/or within jurisdictions. It remains unclear how the COVID-19 pandemic will evolve through 2022 (including whether there will be further waves of the COVID-19 pandemic, whether COVID-19 vaccines continue to prove effective, whether further new strains of COVID-19 will emerge and whether, and in what manner, additional restrictions will be imposed and/or existing restrictions extended) and the Barclays Bank Group continues to monitor the situation closely. However, despite the COVID-19 contingency plans established by the Barclays Bank Group, the ability to conduct business may be adversely affected by disruptions to infrastructure and supply chains, business processes and technology services, resulting from the unavailability of staff due to illness or the failure of third parties to supply services. This may cause significant customer detriment, costs to reimburse losses incurred by the Barclays Bank Group’s customers, potential litigation costs (including regulatory fines, penalties and other sanctions), and reputational damage.
In many of the jurisdictions in which the Barclays Bank Group operates, schemes were initiated by central banks, national governments and regulators to provide financial support to parts of the economy most impacted by the COVID-19 pandemic. The rapid introduction and varying nature of these support schemes, as well as customer expectations, required the Barclays Bank Group to implement large-scale changes in a short period of time, leading to an increase in certain risks faced by the Barclays Bank Group, including operational risk, conduct risk, reputation risk and fraud risk. These risks are likely to be heightened further as and when those government and other support schemes expire, are withdrawn or are no longer supported. Furthermore, the impact from participating in government and central bank-supported loan and other financing schemes may be exacerbated if the Barclays Bank Group is required by any government or regulator to offer forbearance or additional financial relief to borrowers or if the Barclays Bank Group is unable to rely on guarantees provided by governments in connection with financial support schemes.
As these schemes and other financial support schemes provided by national governments (such as job retention and furlough schemes, payment deferrals and mass lending schemes) expire, are withdrawn or are no longer supported, there is a risk that economic growth and employment may be negatively impacted which may, in turn, impact the Barclays Bank Group’s results of operations and profitability. In addition, the Barclays Bank Group may experience a higher volume of defaults and delinquencies in certain portfolios which may negatively impact the Barclays Bank Group’s RWAs, level of impairment and, in turn, capital position, and may initiate collection and enforcement actions to recover defaulted debts. The inception of large scale collections and recovery programmes (including the use of third party debt collection agents) may also create significant risk if (because of the complexity, speed and scale of these programmes) defaulting borrowers are harmed by the Barclays Bank Group’s conduct which may also give rise to civil legal proceedings, including class actions, regulatory censure, potentially significant fines and other sanctions, and reputational damage. Other legal disputes may also arise between the Barclays Bank Group and defaulting borrowers relating to matters such as breaches or enforcement of legal rights or obligations arising under loan and other credit agreements. Adverse findings in any such matters may result in the Barclays Bank Group’s rights not being enforced as intended.
Changes in macroeconomic variables such as gross domestic product (GDP) and unemployment have a significant impact on the modelling of expected credit losses (ECLs) by the Barclays Bank Group. As a result, the Barclays Bank Group experienced higher ECLs in 2020 compared to prior periods though this trend was reversed in 2021 as economic conditions partially recovered. The economic environment remains uncertain and future impairment charges may be subject to further volatility (including from changes to macroeconomic variable forecasts) depending on the longevity of the COVID-19 pandemic and related containment measures and the continued efficacy of any COVID-19 vaccines, as well as the longer term effectiveness of central bank, government and other support measures. For further details on macroeconomic variables used in the calculation of ECLs, refer to the credit risk performance section. In addition, ECLs may be adversely impacted by increased levels of default for single name exposures in certain sectors directly impacted by the COVID-19 pandemic (such as the retail, airline, and hospitality and leisure sectors).
Furthermore, the Barclays Bank Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing and assessing capital adequacy. Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs and/or misused. This may be exacerbated when dealing with unprecedented scenarios, such as the COVID-19 pandemic, due to the lack of reliable historical reference points and data. For further details on model risk, refer to ‘(vi) Model risk’ below.
There can be no assurance that economic activity will return to pre-pandemic levels and, accordingly, there could be further adverse impacts on the Barclays Bank Group’s income and profitability caused by lower lending and transaction volumes due to volatility or weakness in the capital markets. Furthermore, in order to support lending activity to promote economic growth, governments and/or regulators may limit management’s flexibility in

Barclays Bank PLC 2021 Annual Report on Form 20-F	26

Risk review
Material existing and emerging risks
managing its business, require the deployment of capital in particular business lines or otherwise restrict or limit capital distributions and capital allocation.
Any and all such events mentioned above could have a material adverse effect on the Barclays Bank Group's business, results of operations, financial condition, prospects, liquidity, capital position and credit ratings (including potential credit rating agency changes of outlooks or ratings), as well as on the Barclays Bank Group's customers, employees and suppliers.
ii)Business conditions, general economy and geopolitical issues
The Barclays Bank Group’s operations are subject to potentially unfavourable global and local economic and market conditions, as well as geopolitical developments, which may have a material effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
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
Geopolitical events may lead to further financial instability and affect economic growth. In particular:
•Global GDP growth recovered in 2021 from the severe contraction in 2020 as a result of the COVID-19 pandemic. While government support packages, accommodative monetary policy and the lifting of certain restrictions on movement bolstered economic growth and confidence in 2021, the global outlook remains highly uncertain especially regarding: (a) ongoing concerns about how the COVID-19 pandemic may develop; (b) the disruptive impact of the COVID-19 pandemic on supply chains; and (c) how long inflationary pressures will persist and whether central banks will succeed in normalising monetary policy. These factors could adversely affect economic growth, affect specific industries or countries or affect the Barclays Bank Group’s employees and business operations in affected countries. Refer to 'i) Risks relating to the impact of COVID-19' above for further details.
•In the UK, the UK Government’s subsidised job retention and furlough schemes, which were implemented as a response to the COVID-19 pandemic, came to an end on 30 September 2021. Prior to the end of the job retention and furlough schemes, the UK labour market performed more favourably than initially predicted at the start of the COVID-19 pandemic, with low unemployment rates and the number of employees on UK company payrolls surpassing pre-pandemic levels. However, the end of the job retention and furlough schemes, exacerbated by further uncertainty arising from the impact of new strains of COVID-19 (including the Omicron variant), may cause upward pressure on unemployment which may result in higher impairment charges.
•Recent increases in inflation have been partly driven by a rebalancing of supply and demand, following the relaxation of restrictions on movement that were imposed during the COVID-19 pandemic. Monetary policy remains highly accommodative, increasing the risk that more abrupt government action will be necessary later if inflation does not prove transitory. A prolonged period of rising inflation may develop into slow or stagnant economic growth if combined with slowing economic expansion and elevated unemployment. Inflation may be further driven by supply chain disruptions and labour shortages, the imposition of further restrictions on movement due to the failure to contain the spread of COVID-19, and structural changes in the UK economy after the UK's exit from the European Union.
•A significant proportion of the Barclays Bank Group’s portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. The possibility of significant continued changes in US policy in certain sectors (including trade, healthcare and commodities) may have an impact on the Barclays Bank Group's associated portfolios. Stress in the US economy, weakening GDP and the associated exchange rate fluctuations, heightened trade tensions (such as between the US and China), an unexpected rise in unemployment and/or an increase in interest rates could lead to increased levels of impairment, which may have a material adverse effect on the Barclays Bank Group’s results of operations and profitability.
•An escalation in geopolitical tensions or increased use of protectionist measures may have a material adverse effect on the Barclays Bank Group’s business in the affected regions.
•In China the pace of credit growth remains a concern, given the high level of leverage and despite government and regulatory action. A stronger than expected slowdown could result if authorities fail to manage growth appropriately during the transition from manufacturing towards services and the end of the investment and credit-led boom. Deterioration in emerging markets could have a material adverse effect on the Barclays Bank Group's results of operations if contagion results in higher impairment charges via sovereign or counterparty defaults.
•Trading disruption between the EU and the UK may have a significant impact on economic activity in the EU and the UK which, in turn, could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects. Unstable economic conditions could result in (among other things):
◦a recession in the UK and/or one or more member states of the EEA in which it operates, with lower growth, higher unemployment and falling property prices, which could lead to increased impairments in relation to a number of the Barclays Bank Group’s portfolios (including, but not limited to, its unsecured lending portfolio (including credit cards) and commercial real estate exposures);
◦increased market volatility (in particular in currencies and interest rates), which could impact the Barclays Bank Group’s trading book positions and affect the underlying value of assets in the banking book and securities held by the Barclays Bank Group for liquidity purposes;
◦a credit rating downgrade for one or more members of the Barclays Bank Group (either directly or indirectly as a result of a downgrade in the UK sovereign credit ratings), which could significantly increase the Barclays Bank Group’s cost of and/or reduce

Barclays Bank PLC 2021 Annual Report on Form 20-F	27

Risk review
Material existing and emerging risks
its access to funding, widen credit spreads and materially adversely affect the Barclays Bank Group’s interest margins and liquidity position; and/or
◦a widening of credit spreads more generally or reduced investor appetite for the Barclays Bank Group’s debt securities, which could negatively impact the Barclays Bank Group’s cost of and/or access to funding.
iii)The impact of interest rate changes on the Barclays Bank Group’s profitability
Changes to interest rates are significant for the Barclays Bank Group, especially given the uncertainty as to the direction of interest rates and the pace at which they may change particularly in the Barclays Bank Group’s main markets of the UK and the US.
A period of low interest rates and flat yield curves, including any rate cuts and/or negative interest rates, may affect and put pressure on the Barclays Bank Group’s net interest margins (the difference between its lending income and borrowing costs) and could adversely affect the profitability and prospects of the Barclays Bank Group.
Interest rate rises could positively impact the Barclays Bank Group’s profitability as retail and corporate business income increases due to margin decompression. However, further increases in interest rates, if larger or more frequent than expected, could lead to generally weaker than expected growth, reduced business confidence and higher unemployment. This, combined with the impact interest rate rises may have on the affordability of loan arrangements for borrowers, could cause stress in the lending portfolio and underwriting activity of the Barclays Bank Group with resultant higher credit losses driving an increased impairment charge which would most notably impact retail unsecured portfolios and wholesale non-investment grade lending and could have a material effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
In addition, changes in interest rates could have an adverse impact on the value of the securities held in the Barclays Bank Group’s liquid asset portfolio. Consequently, this could create more volatility than expected through the Barclays Bank Group’s Fair Value through Other Comprehensive Income (FVOCI) reserve.
iv)Competition in the banking and financial services industry
The Barclays Bank Group operates in a highly competitive environment (in particular, in the UK and US) in which it must evolve and adapt to the significant changes as a result of financial regulatory reform, technological advances, increased public scrutiny and prevailing economic conditions. The Barclays Bank Group expects that competition in the financial services industry will continue to be intense and may have a material adverse effect on the Barclays Bank Group’s future business, results of operations, financial condition and prospects.
New competitors in the financial services industry continue to emerge. Technological advances and the growth of e-commerce have made it possible for non-banks to offer products and services that traditionally were banking products such as electronic securities trading, payments processing and online automated algorithmic-based investment advice. Furthermore, payments processing and other services could be significantly disrupted by technologies, such as blockchain (used in cryptocurrency systems) and "buy now pay later" lending, both of which are currently subject to lower levels of regulatory oversight. Furthermore, the introduction of Central Bank Digital Currencies could potentially have significant impacts on the banking system and the role of commercial banks within it by disrupting the current provision of banking products and services. It could allow new competitors, some previously hindered by banking regulation (such as FinTechs), to provide customers with access to banking facilities and increase disintermediation of banking services.
New technologies have required and could require the Barclays Bank Group to spend more to modify or adapt its products or make additional capital investments in its businesses to attract and retain clients and customers or to match products and services offered by its competitors, including technology companies.
Ongoing or increased competition and/or disintermediation of banking services may put pressure on the pricing for the Barclays Bank Group’s products and services, which could reduce the Barclays Bank Group's revenues and profitability, or may cause the Barclays Bank Group to lose market share, particularly with respect to traditional banking products such as deposits, bank accounts and mortgage lending. This competition may be on the basis of quality and variety of products and services offered, transaction execution, innovation, reputation and price. The failure of any of the Barclays Bank Group’s businesses to meet the expectations of clients and customers, whether due to general market conditions, under-performance, a decision not to offer a particular product or service, changes in client and customer expectations or other factors, could affect the Barclays Bank Group’s ability to attract or retain clients and customers. Any such impact could, in turn, reduce the Barclays Bank Group’s revenues.
v)Regulatory change agenda and impact on business model
The Barclays Bank Group remains subject to ongoing significant levels of regulatory change and scrutiny in many of the countries in which it operates (including, in particular, the UK and the US). As a result, regulatory risk will remain a focus for senior management. Furthermore, a more intensive regulatory approach and enhanced requirements together with the potential lack of international regulatory co-ordination as enhanced supervisory standards are developed and implemented may adversely affect the Barclays Bank Group’s business, capital and risk management strategies and/or may result in the Barclays Bank Group deciding to modify its legal entity, capital and funding structures and business mix, or to exit certain business activities altogether or not to expand in areas despite otherwise attractive potential.
There are several significant pieces of legislation and areas of focus which will require considerable management attention, cost and resource, including:
▪Changes in prudential requirements may impact minimum requirements for own funds and eligible liabilities (MREL) (including requirements for internal MREL), leverage, liquidity or funding requirements, applicable buffers and/or add-ons to such minimum requirements and risk weighted assets calculation methodologies all as may be set by international, EU or national authorities. This includes the upcoming implementation of the remaining Basel III reforms, as well as the expected incorporation of risks associated with climate change into the prudential framework and increased scrutiny of firms’ governance and risk management frameworks (including in respect of climate change and Environmental, Social and Governance (ESG) risks). Such or similar changes to prudential requirements or additional supervisory and prudential expectations, as well as requirements imposed by the Barclays Bank Group's regulators under the resolution framework, either individually or in aggregate, may result in, among other things, a need for further management actions to meet the changed requirements, such as:
–increasing capital, MREL or liquidity resources, reducing leverage and risk weighted assets;

Barclays Bank PLC 2021 Annual Report on Form 20-F	28

Risk review
Material existing and emerging risks
–modifying the terms of outstanding capital instruments;
–modifying legal entity structure (including with regard to issuance and deployment of capital, MREL and funding);
–changing the Barclays Bank Group’s business mix or exiting other businesses; and/or
–undertaking other actions to strengthen the Barclays Bank Group’s position or resolvability.
▪The derivatives market has been the subject of particular focus for regulators in recent years across the G20 countries and beyond, with regulations introduced which require the on-venue trading and clearing of standardised over the counter (OTC) derivatives and the mandatory margining of non-cleared OTC derivatives. These regulations may increase costs for market participants, as well as reduce liquidity in the derivatives markets, in particular if there are areas of overlapping or conflicting regulation. More broadly, changes to the regulatory framework could entail significant costs for market participants and may have a significant impact on certain markets in which the Barclays Bank Group operates.
▪The Barclays Group and certain of its members (including Barclays Bank PLC) are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the programmes of the Bank of England, the European Banking Authority (EBA) and the Federal Reserve Board (FRB). Failure to meet the requirements of regulatory stress tests, or the failure by regulators to approve the stress test results and capital plans of the Barclays Group, could result in the Barclays Group or certain of its members (including Barclays Bank PLC) being required to enhance their capital position, limit capital distributions or position additional capital in specific subsidiaries.
▪As a result of the on-shoring of EU legislation in the UK, UK-based entities within the Barclays Group are currently subject to substantially the same rules and regulations as prior to the UK’s withdrawal from the EU. It is the UK’s intention to recast on-shored EU legislation as part of UK legislation and PRA and FCA rules, which could result in changes to regulatory requirements in the UK. If the regulatory regimes for EU and UK financial services change further, the provision of cross-border banking and investment services across the Barclays Bank Group may become more complex and costly which could have a material adverse effect on the Barclays Bank Group’s business and results of operations and could result in the Barclays Bank Group modifying its legal entity, capital and funding structures and business mix, exiting certain business activities altogether or not expanding in areas despite otherwise attractive potential returns. This may also be exacerbated if Barclays Bank Ireland PLC expands further and, as a result of its growth and importance to the Barclays Bank Group and the EEA banking system as a whole, Barclays Bank Ireland PLC is made subject to higher capital requirements or restrictions are imposed by regulators, on capital allocation and capital distributions by Barclays Bank Ireland PLC.
For further details on the regulatory supervision of, and regulations applicable to, the Barclays Bank Group, refer to the Supervision and regulation section.
vi)Impact of benchmark interest rate reforms on the Barclays Bank Group
Global regulators and central banks in the UK, US and EU have been driving international efforts to reform key benchmark interest rates and indices, such as the London Interbank Offered Rate (LIBOR), which are used to determine the amounts payable under a wide range of transactions and make them more reliable and robust. These benchmark reforms have resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of alternative risk-free reference rates (RFRs), the discontinuation of certain reference rates (including LIBOR), and the introduction of implementing legislation and regulations. Specifically, regulators in the UK, US and EU directed that certain non-US dollar LIBOR tenors would cease at the end of 2021. Furthermore, certain US dollar LIBOR tenors are to cease by the end of June 2023, and restrictions have been imposed on new use of US dollar LIBOR. Notwithstanding these developments, given the unpredictable consequences of benchmark reform, any of these developments could have an adverse impact on market participants, including the Barclays Bank Group, in respect of any financial instruments linked to, or referencing, any of these benchmark interest rates.
Uncertainty associated with such potential changes, including the availability and/or suitability of alternative RFRs, the participation of customers and third-party market participants in the transition process, challenges with respect to required documentation changes, and impact of legislation to deal with certain legacy contracts that cannot convert into or add fall-back RFRs before cessation of the benchmark they reference, may adversely affect a broad range of transactions (including any securities, loans and derivatives which use LIBOR or any other affected benchmark to determine the interest payable which are included in the Barclays Bank Group’s financial assets and liabilities) that use these reference rates and indices, and present a number of risks for the Barclays Bank Group, including but not limited to:
▪Conduct risk: in undertaking actions to transition away from using certain reference rates (such as LIBOR) to new alternative RFRs, the Barclays Bank Group faces conduct risks. These may lead to customer complaints, regulatory sanctions or reputational impact if the Barclays Bank Group is considered to be (among other things): (i) undertaking market activities that are manipulative or create a false or misleading impression; (ii) misusing sensitive information or not identifying or appropriately managing or mitigating conflicts of interest; (iii) providing customers with inadequate advice, misleading information, unsuitable products or unacceptable service; (iv) not taking a consistent approach to remediation for customers in similar circumstances; (v) unduly delaying the communication and migration activities in relation to client exposure, leaving them insufficient time to prepare; or (vi) colluding or inappropriately sharing information with competitors.
▪Litigation risk: members of the Barclays Bank Group may face legal proceedings, regulatory investigations and/or other actions or proceedings regarding (among other things): (i) the conduct risks identified above, (ii) the interpretation and enforceability of provisions in LIBOR-based contracts, and (iii) the Barclays Bank Group’s preparation and readiness for the replacement of LIBOR with alternative RFRs.
▪Financial risk: the valuation of certain of the Barclays Bank Group’s financial assets and liabilities may change. Moreover, transitioning to alternative RFRs may impact the ability of members of the Barclays Bank Group to calculate and model amounts receivable by them on certain financial assets and determine the amounts payable on certain financial liabilities (such as debt securities issued by them) because certain alternative RFRs (such as the Sterling Overnight Index Average (SONIA) and the Secured Overnight Financing Rate (SOFR)) are look-back rates whereas term rates (such as LIBOR) allow borrowers to calculate at the start of any interest period exactly how much is payable at the end of such interest period. This may have a material adverse effect on the Barclays Bank Group’s cash flows.
▪Pricing risk: changes to existing reference rates and indices, discontinuation of any reference rate or indices and transition to alternative RFRs may impact the pricing mechanisms used by the Barclays Bank Group on certain transactions.

Barclays Bank PLC 2021 Annual Report on Form 20-F	29

Risk review
Material existing and emerging risks
▪Operational risk: changes to existing reference rates and indices, discontinuation of any reference rate or index and transition to alternative RFRs may require changes to the Barclays Bank Group’s IT systems, trade reporting infrastructure, operational processes, and controls. In addition, if any reference rate or index (such as LIBOR) is no longer available to calculate amounts payable, the Barclays Bank Group may incur additional expenses in amending documentation for new and existing transactions and/or effecting the transition from the original reference rate or index to a new reference rate or index.
▪Accounting risk: an inability to apply hedge accounting in accordance with IAS 39 could lead to increased volatility in the Barclays Bank Group’s financial results and performance.
Any of these factors may have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition, prospects and reputation.
For further details on the impacts of benchmark interest rate reforms on the Barclays Bank Group, refer to Note 40.
vii) Change delivery and execution risks
The Barclays Bank Group will need to adapt and/or transform the way it conducts business in response to changing customer behaviour and needs, technological developments, regulatory expectations, increased competition and cost management initiatives. Accordingly, effective management of transformation projects is required to successfully deliver the Barclays Bank Group's strategic priorities, involving delivering both on externally driven programmes, as well as key business initiatives to deliver revenue growth, product enhancement and operational efficiency outcomes. The magnitude, complexity and, at times, concurrent demands of the projects required to meet these priorities can result in heightened execution risk.
The ability to execute the Barclays Bank Group’s strategy may be limited by operational capacity and the increasing complexity of the regulatory environment in which the Barclays Bank Group operates. In addition, whilst the Barclays Bank Group continues to pursue cost management initiatives, they may not be as effective as expected and cost saving targets may not be met.
The failure to successfully deliver or achieve any of the expected benefits of these strategic initiatives and/or the failure to meet customer and stakeholder expectations could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition, customer outcomes, prospects and reputation.

Barclays Bank PLC 2021 Annual Report on Form 20-F	30

Risk review
Material existing and emerging risks
Material existing and emerging risks impacting individual principal risks
i)Climate risk
The risks associated with climate change are subject to rapidly increasing societal, regulatory and political focus, both in the UK and internationally. Embedding climate risk into the Barclays Bank Group’s risk framework in line with regulatory expectations and requirements, and adapting the Barclays Bank Group’s operations and strategy to address the financial risks resulting from both: (i) the physical risk of climate change; and (ii) the risk from the transition to a low-carbon economy, could have a significant impact on the Barclays Bank Group’s business results of operations, financial condition and prospects, the Barclays Bank Group’s customers and clients and the creditworthiness of the Barclays Bank Group’s counterparties.
Physical risks from climate change arise from a number of factors and relate to specific weather events and longer-term shifts in the climate. The nature and timing of extreme weather events are uncertain but they are increasing in frequency and their impact on the economy is predicted to be more acute in the future. The potential impact on the economy includes, but is not limited to, lower GDP growth, higher unemployment and significant changes in asset prices and profitability of industries. Damage to properties and operations of borrowers could impair asset values and the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in the Barclays Bank Group’s portfolios. In addition, the Barclays Bank Group’s premises and resilience may also suffer physical damage due to weather events leading to increased costs for the Barclays Bank Group.
As the economy transitions to a low-carbon economy, financial institutions such as the Barclays Bank Group may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities the Barclays Bank Group undertakes, as well as the risks associated with its lending portfolios, and the value of the Barclays Bank Group’s financial assets. As sentiment towards climate change shifts and societal preferences change, the Barclays Bank Group may face greater scrutiny of the type of business it conducts, adverse media coverage and reputational damage, which may in turn impact customer demand for the Barclays Bank Group's products, returns on certain business activities and the value of certain assets and trading positions, resulting in impairment charges.
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
With effect from 1 January 2022, climate risk became one of the principal risks within the Barclays Bank Group’s Enterprise Risk Management Framework. Failure to adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or failure to adapt the Barclays Bank Group's strategy and business model to the changing regulatory requirements and market expectations on a timely basis, may have a material and adverse impact on the Barclays Bank Group’s level of business growth, competitiveness, profitability, capital requirements, cost of funding, and financial condition.
In March 2020, the Barclays Group announced its ambition to become a net zero bank by 2050 and its commitment to align all of its financing activities with the goals and timelines of the Paris Agreement. In order to reach these ambitions and targets or any other climate-related ambitions or targets the Barclays Group may commit to in future, the Barclays Bank Group will need to incorporate climate considerations into its strategy, business model, the products and services it provides to customers and its financial and non-financial risk management processes (including processes to measure and manage the various financial and non-financial risks the Barclays Bank Group faces as a result of climate change). The Barclays Bank Group also needs to ensure that its strategy and business model adapt to changing national and international standards, industry and scientific practices, regulatory requirements and market expectations regarding climate change, which remain under continuous development and are subject to different interpretations. There can be no assurance that these standards, practices, requirements and expectations will not be interpreted differently than what was the Barclays Group’s understanding when defining its climate-related ambitions and targets, or change in a manner that substantially increases the cost or effort for the Barclays Bank Group to achieve such ambitions and targets. In addition, the Barclays Group’s ambitions and targets may prove to be considerably more difficult or even impossible to achieve under such changing circumstances. This may be exacerbated if the Barclays Group chooses or is required to accelerate its climate-related ambitions or targets as a result of (among other things) UK or international regulatory developments or stakeholder expectations. Achieving the Barclays Group’s climate-related ambitions and targets will also depend on a number of factors outside the Barclays Bank Group’s control, including (among other things) availability of data to measure and assess the climate impact of the Barclays Bank Group’s customers, advancements of low-carbon technologies and supportive public policies in the markets where the Barclays Bank Group operates. If these external factors and other changes do not occur, or do not occur on a timely basis, the Barclays Group may fail to achieve its climate-related ambitions and targets and this could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition, prospects and reputation.
For further details on the Barclays Bank Group’s approach to climate change, refer to the climate change risk management section.
ii)Credit risk
Credit risk is the risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to members of the Barclays Bank Group, including the whole and timely payment of principal, interest, collateral and other receivables.
a)Impairment
Impairment is calculated in line with the requirements of IFRS9 which results in recognition of loss allowances, based on ECLs, on a forward-looking basis using a broad scope of financial instruments. Measurement involves complex judgement and impairment charges are potentially volatile, particularly under stressed conditions, which could have a material adverse effect on the Barclays Bank Group's business, results of operations, financial condition and prospects.
For further details, refer to Note 7.

Barclays Bank PLC 2021 Annual Report on Form 20-F	31

Risk review
Material existing and emerging risks
b)Specific sectors and concentrations
The Barclays Bank Group is subject to risks arising from changes in credit quality and recovery rates of loans and advances due from borrowers and counterparties in any specific portfolio. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector. The following are areas of uncertainties to the Barclays Bank Group’s portfolio which could have a material impact on performance:
▪UK retail, hospitality and leisure: softening demand, rising costs and a structural shift to online shopping, which have been exacerbated due to restrictions imposed during the COVID-19 pandemic and changes in consumer behaviour, continue to pressurise the UK High Street and other sectors heavily reliant on consumer discretionary spending. As these sectors continue to reposition themselves, the trend represents a potential risk in the Barclays Bank Group’s UK corporate portfolio as a higher probability of default exists for retailers, hospitality providers and their landlords while this transition takes place.
▪Consumer affordability: this has remained a key area of focus, particularly in unsecured lending. Macroeconomic factors, such as unemployment, higher interest rates or broader inflationary pressures, that impact a customer’s ability to service debt payments, could lead to increased arrears in both unsecured and secured products. The Barclays Bank Group is exposed to the adverse credit performance of unsecured products, particularly in the US through its US Cards business.
▪UK real estate market: the Barclays Bank Group’s corporate credit exposure is vulnerable to weakness in retail property, for example, as a result of reduced rent collections and residential development, and faces the risk of increased impairment from a material fall in property prices. There can be no assurance that the significant increase in house prices seen during 2021 will continue in 2022. In addition, small segments of the housing market could be subject to specific valuation impacts such as requirements to remediate issues related to fire safety standards.
▪Leverage finance underwriting: the Barclays Bank Group takes on sub-investment grade underwriting exposure, including single name risk, particularly in the US and Europe. The Barclays Bank Group is exposed to credit events and market volatility during the underwriting period. Any adverse events during this period may potentially result in loss for the Barclays Bank Group, or an increased capital requirement should there be a need to hold the exposure for an extended period.
▪Italian mortgage and wholesale exposure: the Barclays Bank Group is exposed to a decline in the Italian economic environment through a mortgage portfolio in run-off and positions to wholesale customers. The Italian economy was severely impacted by the COVID-19 pandemic in 2020 and recovery has been slower than anticipated. Should the Italian economy deteriorate further or any recovery take longer to materialise, there could be a material adverse effect on the Barclays Bank Group’s results of operations including, but not limited to, increased credit losses and higher impairment charges.
▪Oil & Gas sector: the Barclays Bank Group’s corporate credit exposure includes companies whose performance is dependent on the oil and gas sector. Whilst market prices have recovered in 2021, a sustained period of lower energy prices in recent years has led to the erosion of balance sheet strength, particularly for higher cost producers and those businesses which supply goods and services to the oil and gas sector. In the longer term, costs associated with the transition towards renewable sources of energy may place greater financial demands on companies that the Barclays Bank Group has exposure to globally. These factors could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects through increased impairment charges.
▪Air travel: the COVID-19 pandemic has caused a significant reduction in demand for air travel as both the willingness and ability to travel have reduced, impacting revenues of the Barclays Bank Group’s clients and their ability to service their debt obligations. While the situation is expected to improve as travel restrictions are eased, changes in consumer behaviour both due to COVID-19 and climate change create uncertainty for the sector. Furthermore, the possibility of further global and regional pandemics pose additional risks for the sector.
The Barclays Bank Group also has large individual exposures to single name counterparties, both in its lending activities and in its financial services and trading activities, including transactions in derivatives and transactions with brokers, central clearing houses, dealers, other banks, mutual and hedge funds and other institutional clients. The default of such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be monetised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Barclays Bank Group’s results due to, for example, increased credit losses and higher impairment charges.
For further details on the Barclays Bank Group’s approach to credit risk, refer to the credit risk management and credit risk performance sections.
iii)Market risk
Market risk is the risk of loss arising from potential adverse changes in the value of the Barclays Bank Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
Economic and financial market uncertainties remain elevated, as the path of the COVID-19 pandemic is inherently difficult to predict. Further waves of the COVID-19 pandemic, a disruptive adjustment to monetary policy normalisation, intensifying social unrest that weighs on market sentiment and deteriorating trade and geopolitical tensions are some of the factors that could heighten market risks for the Barclays Bank Group’s portfolios.
In addition, the Barclays Bank Group’s trading business is generally exposed to a prolonged period of elevated asset price volatility, particularly if it adversely affects market liquidity. Such a scenario could impact the Barclays Bank Group’s ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of market risks. These can include higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change.
It is difficult to predict changes in market conditions, and such changes could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
For further details on the Barclays Bank Group’s approach to market risk, refer to the market risk management and market risk performance sections.

Barclays Bank PLC 2021 Annual Report on Form 20-F	32

Risk review
Material existing and emerging risks
iv)Treasury and capital risk
There are three primary types of treasury and capital risk faced by the Barclays Bank Group:
a)Liquidity risk
Liquidity risk is the risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. This could cause the Barclays Bank Group to fail to meet internal and/or regulatory liquidity requirements, make repayments as they fall due or be unable to support day-to-day banking activities. Key liquidity risks that the Barclays Bank Group faces include:
▪Stability of the Barclays Bank Group’s deposit funding profile: deposits which are payable on demand or at short notice could be affected by the Barclays Bank Group failing to preserve the current level of customer and investor confidence.
▪Ongoing access to wholesale funding: the Barclays Bank Group regularly accesses the money and capital markets to provide short-term and long-term unsecured and secured funding to support its operations. A loss of counterparty confidence, or adverse market conditions could lead to a reduction in the tenor, or an increase in the costs, of the Barclays Bank Group's unsecured and secured wholesale funding.
▪Impacts of market volatility: adverse market conditions, with increased volatility in asset prices can negatively impact the Barclays Bank Group’s liquidity position through increased derivative margin requirements and/or wider haircuts when monetising liquidity pool securities, and make it more difficult to execute secured financing transactions.
▪Intraday liquidity usage: increased collateral requirements at payments and securities settlement systems could negatively impact the Barclays Bank Group’s liquidity position, as cash and liquid assets required for intraday purposes are unavailable to meet other outflows.
▪Off-balance sheet commitments: deterioration in economic and market conditions could cause customers to draw on off-balance sheet commitments provided to them, for example, revolving credit facilities, negatively affecting the Barclays Bank Group's liquidity position.
▪Credit rating changes and the impact on funding costs: any reductions in a credit rating (in particular, any downgrade below investment grade) may affect the Barclays Bank Group’s access to the money or capital markets and/or terms on which the Barclays Bank Group is able to obtain market funding (for example, this could lead to increased costs of funding and wider credit spreads, the triggering of additional collateral or other requirements in derivative contracts and other secured funding arrangements, or limits on the range of counterparties who are willing to enter into transactions with the Barclays Bank Group).
b)Capital risk
Capital risk is the risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments and stressed conditions (both actual and as defined for internal planning or regulatory stress testing purposes). This also includes the risk from the Barclays Bank Group’s pension plans. Key capital risks that the Barclays Bank Group faces include:
▪Failure to meet prudential capital requirements: This could lead to the Barclays Bank Group being unable to support some or all of its business activities, a failure to pass regulatory stress tests, increased cost of funding due to deterioration in investor appetite or credit ratings, restrictions on distributions including the ability to meet dividend targets, and/or the need to take additional measures to strengthen the Barclays Bank Group's capital or leverage position.
▪Adverse changes in FX rates impacting capital ratios: The Barclays Bank Group has capital resources, risk weighted assets and leverage exposures denominated in foreign currencies. Changes in foreign currency exchange rates may adversely impact the Sterling equivalent value of these items. As a result, the Barclays Bank Group’s regulatory capital ratios are sensitive to foreign currency movements. Failure to appropriately manage the Barclays Bank Group’s balance sheet to take account of foreign currency movements could result in an adverse impact on the Barclays Bank Group’s regulatory capital and leverage ratios.
▪Adverse movements in the pension fund: Adverse movements in pension assets and liabilities for defined benefit pension schemes could result in deficits on a technical provision and/or IAS 19 accounting basis. This could lead to the Barclays Bank Group making substantial additional contributions to its pension plans and/or a deterioration in its capital position. Under IAS 19, the liabilities discount rate is derived from the yields of high quality corporate bonds. Therefore, the valuation of the Barclays Bank Group’s defined benefits schemes would be adversely affected by a prolonged fall in the discount rate due to a persistent low interest rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund as the liabilities are adversely impacted by an increase in long-term inflation expectations.
c)Interest rate risk in the banking book
Interest rate risk in the banking book is the risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities. The Barclays Bank Group’s hedging programmes for interest rate risk in the banking book rely on behavioural assumptions and, as a result, the effectiveness of the hedging strategy cannot be guaranteed. A potential mismatch in the balance or duration of the hedging assumptions could lead to earnings deterioration. A decline in interest rates in sterling, US dollars or euros may also compress net interest margin on retail and corporate portfolios. In addition, the Barclays Bank Group’s liquid asset portfolio is exposed to potential capital and/or income volatility due to movements in market rates and prices which may have a material adverse effect on the capital position of the Barclays Bank Group.
For further details on the Barclays Bank Group’s approach to treasury and capital risk, refer to the treasury and capital risk management and treasury and capital risk performance sections.

Barclays Bank PLC 2021 Annual Report on Form 20-F	33

Risk review
Material existing and emerging risks
v)Operational risk
Operational risk is the risk of loss to the Barclays Bank Group from inadequate or failed processes or systems, human factors or due to external events where the root cause is not due to credit or market risks. Examples include:
a)Operational resilience
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
b)Cyberattacks
Cyberattacks continue to be a global threat that is inherent across all industries, with the number and severity of attacks continuing to rise. The financial sector remains a primary target for cybercriminals, hostile nation states, opportunists and hacktivists. The Barclays Bank Group, like other financial institutions, experiences numerous attempts to compromise its cybersecurity.
The Barclays Bank Group dedicates significant resources to reducing cybersecurity risks, but it cannot provide absolute security against cyberattacks. Malicious actors are increasingly sophisticated in their methods, seeking to steal money, gain unauthorised access to, destroy or manipulate data, and disrupt operations, and some of their attacks may not be recognised until launched, such as zero-day attacks that are launched before patches and defences can be readied. Cyberattacks can originate from a wide variety of sources and target the Barclays Bank Group in numerous ways, including attacks on networks, systems, or devices used by the Barclays Bank Group or parties such as service providers and other suppliers, counterparties, employees, contractors, customers or clients, presenting the Barclays Bank Group with a vast and complex defence perimeter. Moreover, the Barclays Bank Group does not have direct control over the cybersecurity of the systems of its clients, customers, counterparties and third-party service providers and suppliers, limiting the Barclays Bank Group’s ability to effectively defend against certain threats. Some of the Barclays Bank Group’s third-party service providers and suppliers have experienced successful attempts to compromise their cybersecurity. These included ransomware attacks that disrupted the service providers’ or suppliers’ operations and, in some cases, had a limited impact on the Barclays Bank Group’s operations. Such cyberattacks are likely to continue.
A failure in the Barclays Bank Group’s adherence to its cybersecurity policies, procedures or controls, employee malfeasance, and human, governance or technological error could also compromise the Barclays Bank Group’s ability to successfully defend against cyberattacks. Furthermore, certain legacy technologies that are at or approaching end-of-life may not be able to maintain acceptable levels of security. The Barclays Bank Group has experienced cybersecurity incidents and near-misses in the past, and it is inevitable that additional incidents will occur in the future. Cybersecurity risks will continue to increase, due to factors such as the increasing demand across the industry and customer expectations for continued expansion of services delivered over the Internet; increasing reliance on internet-based products, applications and data storage; and changes in ways of working by the Barclays Bank Group’s employees, contractors, and third party service providers and suppliers and their subcontractors as a potentially long-term consequence of the COVID-19 pandemic. Bad actors have taken advantage of remote working practices and modified customer behaviours that have taken hold during the COVID-19 pandemic, exploiting the situation in novel ways that may elude defences.
Common types of cyberattacks include deployment of malware to obtain covert access to systems and data; ransomware attacks that render systems and data unavailable through encryption; denial of service and distributed denial of service (DDoS) attacks; infiltration via business email compromise; social engineering, including phishing, vishing and smishing; automated attacks using botnets; and credential validation or stuffing attacks using login and password pairs from unrelated breaches. A successful cyberattack of any type has the potential to cause serious harm to the Barclays Bank Group or its clients and customers, including exposure to potential contractual liability, litigation, regulatory or other government action, loss of existing or potential customers, damage to the Barclays Bank Group’s brand and reputation, and other financial loss. The impact of a successful cyberattack is also likely to include operational consequences (such as unavailability of services, networks, systems, devices or data), remediation of which could come at significant cost.
Regulators worldwide continue to recognise cybersecurity as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience to, cyberattacks. A successful cyberattack may, therefore, result in significant regulatory fines for the Barclays Bank Group.
For further details on the Barclays Bank Group’s approach to cyberattacks, refer to the operational risk performance section. For further details on cyber security regulation applicable to the Barclays Bank Group, refer to the Supervision and regulation section.
c)New and emergent technology
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	34

Risk review
Material existing and emerging risks
d)External fraud
The nature of fraud is wide-ranging and continues to evolve, as criminals continually seek opportunities to target the Barclays Bank Group’s business activities and exploit changes in customer behaviour and product and channel use (such as the increased use of digital products and enhanced online services). Fraud attacks can be very sophisticated and are often orchestrated by highly organised crime groups who use ever more sophisticated techniques to target customers and clients directly to obtain confidential or personal information that can be used to commit fraud. The impact from fraud can lead to customer detriment, financial losses (including the reimbursement of losses incurred by customers), loss of business, missed business opportunities and reputational damage, all of which could have a material adverse impact on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
e)Data management and information protection
The Barclays Bank Group holds and processes large volumes of data, including personal information, intellectual property and financial data and the Barclays Bank Group’s businesses are subject to complex and evolving laws and regulations governing the privacy and protection of personal information of individuals. The protected parties can include: (i) the Barclays Bank Group’s clients and customers, and prospective clients and customers; (ii) clients and customers of the Barclays Bank Group’s clients and customers; (iii) employees and prospective employees; and (iv) employees of the Barclays Bank Group’s suppliers, counterparties and other external parties.
The international nature of both the Barclays Bank Group’s business and its IT infrastructure also means that personal information may be available in countries other than those from where it originated. Accordingly, the Barclays Bank Group needs to ensure that its collection, use, transfer and storage of personal information complies with all applicable laws and regulations in all relevant jurisdictions (including as such new and existing regulations continue to be implemented, interpreted and applied), which could: (i) increase the Barclays Bank Group’s compliance and operating costs, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place; (ii) impact the development of new products or services, impact the offering of existing products or services, or affect how products and services are offered to clients and customers; (iii) demand significant oversight by the Barclays Bank Group’s management; and (iv) require the Barclays Bank Group to review some elements of the structure of its businesses, operations and systems in less efficient ways.
Concerns regarding the effectiveness of the Barclays Bank Group’s measures to safeguard personal information, or even the perception that those measures are inadequate, could expose the Barclays Bank Group to the risk of loss or unavailability of data or data integrity issues and/or cause the Barclays Bank Group to lose existing or potential clients and customers, and thereby reduce the Barclays Bank Group’s revenues. Furthermore, any failure or perceived failure by the Barclays Bank Group to comply with applicable privacy or data protection laws and regulations (and the evolving standards imposed by data protection authorities in connection therewith) may subject it to potential contractual liability, litigation, regulatory or other government investigation or action (including significant regulatory fines) and require changes to certain operations or practices which could also inhibit the Barclays Bank Group’s development or marketing of certain products or services, or increase the costs of offering them to customers. Any of these events could damage the Barclays Bank Group’s reputation, subject the Barclays Bank Group to material fines or other monetary penalties, make the Barclays Bank Group liable to the payment of compensatory damages, divert management’s time and attention, lead to enhanced regulatory oversight and otherwise materially adversely affect its business, results of operations, financial condition and prospects.
For further details on data protection regulation applicable to the Barclays Bank Group, refer to the supervision and regulation section.
f)Algorithmic trading
In some areas of the investment banking business, trading algorithms are used to price and risk manage client and principal transactions. An algorithmic error could result in erroneous or duplicated transactions, a system outage, or impact the Barclays Bank Group’s pricing abilities, which could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition, prospects and reputation.
g)Processing errors
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
Processing errors could result in the Barclays Bank Group, among other things: (i) failing to provide information, services and liquidity to clients and counterparties in a timely manner; (ii) failing to settle and/or confirm transactions; (iii) causing funds transfers, capital markets trades and/or other transactions to be executed erroneously, illegally or with unintended consequences; and (iv) adversely affecting financial, trading or currency markets. Any of these events could materially disadvantage the Barclays Bank Group’s customers, clients and counterparties (including them suffering financial loss) and/or result in a loss of confidence in the Barclays Bank Group which, in turn, could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
h)Supplier exposure
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	35

Risk review
Material existing and emerging risks
i)Estimates and judgements relating to critical accounting policies and regulatory disclosures
The preparation of financial statements requires the application of accounting policies and judgements to be made in accordance with IFRS. Regulatory returns and capital disclosures are prepared in accordance with the relevant capital reporting requirements and also require assumptions and estimates to be made. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include credit impairment provisions, taxes, fair value of financial instruments, pensions and post-retirement benefits, and provisions including conduct and legal, competition and regulatory matters (refer to the notes to the audited financial statements for further details). There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in material losses to the Barclays Bank Group, beyond what was anticipated or provided for. Further development of accounting standards and regulatory interpretations could also materially impact the Barclays Bank Group’s results of operations, financial condition and prospects.
j)Tax risk
The Barclays Bank Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. There is a risk that the Barclays Bank Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice, or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of the Barclays Bank Group. In addition, increasing tax authority focus on reporting and disclosure requirements around the world and the digitisation of the administration of tax has potential to increase the Barclays Bank Group’s tax compliance obligations further. For example, the OECD and G20 Inclusive Framework on Base Erosion and Profit Shifting has announced plans to introduce a global minimum tax from 2023 which, if enacted, will increase the Barclays Bank Group’s tax compliance obligations. In addition, the proposed Build Back Better Act includes proposals to implement changes to US international tax provisions which may require systems and process changes if enacted. Any systems and process changes associated with these changes introduce additional operational risk.
k)Ability to hire and retain appropriately qualified employees
As a regulated financial institution, the Barclays Bank Group requires diversified and specialist skilled colleagues. The Barclays Bank Group’s ability to attract, develop and retain a diverse mix of talent is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors, such as potential effects on employee engagement and wellbeing from long-term periods of working remotely. Failure to attract or prevent the departure of appropriately qualified and skilled employees could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects. Additionally, this may result in disruption to service which could in turn lead to disenfranchising certain customer groups, customer detriment and reputational damage.
For further details on the Barclays Bank Group’s approach to operational risk, refer to the operational risk management and operational risk performance sections.
vi)Model risk
Model risk is the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports. The Barclays Bank Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk and reward evaluation, managing client assets, and meeting reporting requirements.
Models are, by their nature, imperfect representations of reality and have some degree of uncertainty because they rely on assumptions and inputs, and so are subject to intrinsic uncertainty, errors and inappropriate use affecting the accuracy of their outputs. This may be exacerbated when dealing with unprecedented scenarios, such as the COVID-19 pandemic, due to the lack of reliable historical reference points and data. For instance, the quality of the data used in models across the Barclays Bank Group has a material impact on the accuracy and completeness of its risk and financial metrics. Model uncertainty, errors and inappropriate use may result in (among other things) the Barclays Bank Group making inappropriate business decisions and/or inaccuracies or errors in the Barclays Bank Group’s risk management and regulatory reporting processes. This could result in significant financial loss, imposition of additional capital requirements, enhanced regulatory supervision and reputational damage, all of which could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
For further details on the Barclays Bank Group’s approach to model risk, refer to the model risk management and model risk performance sections.
vii)Conduct risk
Conduct risk is the risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Barclays Bank Group's products and services. This risk could manifest itself in a variety of ways, including:
a)Market integrity
The Barclays Bank Group’s businesses are exposed to risk from potential non-compliance with its policies and standards and instances of wilful and negligent misconduct by employees, all of which could result in potential customer and client detriment, enforcement action (including regulatory fines and/or sanctions), increased operation and compliance costs, redress or remediation or reputational damage which in turn could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects. Examples of employee misconduct which could have a material adverse effect on the Barclays Bank Group’s business include: (i) employees improperly selling or marketing the Barclays Bank Group’s products and services; (ii) employees engaging in insider trading, market manipulation or unauthorised trading; or (iii) employees misappropriating confidential or proprietary information belonging to the Barclays Bank Group, its customers or third parties. These risks may be exacerbated in circumstances where the Barclays Bank Group is unable to rely on physical oversight and supervision of employees (such as during the COVID-19 pandemic where employees have worked remotely).
b)Customer protection
The Barclays Bank Group must ensure that its customers, particularly those that are vulnerable, are able to make well-informed decisions on how best to use the Barclays Bank Group’s financial services and understand that they are appropriately protected if something goes wrong. Poor customer outcomes can result from the failure to: (i) communicate fairly and clearly with customers; (ii) provide services in a timely and fair manner; (iii) handle

Barclays Bank PLC 2021 Annual Report on Form 20-F	36

Risk review
Material existing and emerging risks
and protect customer data appropriately; and (iv) undertake appropriate activity to address customer detriment, including the adherence to regulatory and legal requirements on complaint handling. The Barclays Bank Group is at risk of financial loss and reputational damage as a result.
c)Product design and review risk
Products and services must meet the needs of clients, customers, markets and the Barclays Bank Group throughout their life cycle. However, there is a risk that the design and review of the Barclays Bank Group products and services fail to reasonably consider and address potential or actual negative outcomes, which may result in customer detriment, enforcement action (including regulatory fines and/or sanctions), redress and remediation and reputational damage. Both the design and review of products and services are a key area of focus for regulators and the Barclays Bank Group.
d)Financial crime
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
e)Regulatory focus on culture and accountability
Regulators around the world continue to emphasise the importance of culture and personal accountability and enforce the adoption of adequate internal reporting and whistleblowing procedures to help to promote appropriate conduct and drive positive outcomes for customers, colleagues, clients and markets. The requirements and expectations of the UK Senior Managers Regime, Certification Regime and Conduct Rules have reinforced additional accountabilities for individuals across the Barclays Bank Group with an increased focus on governance and rigour, with similar requirements also introduced in other jurisdictions globally. Failure to meet these requirements and expectations may lead to regulatory sanctions, both for the individuals and the Barclays Bank Group.
For further details on the Barclays Bank Group’s approach to conduct risk, refer to the conduct risk management and conduct risk performance sections.
viii)Reputation risk
Reputation risk is the risk that an action, transaction, investment, event, decision, or business relationship will reduce trust in the Barclays Bank Group’s integrity and/or competence.
Any material lapse in standards of integrity, compliance, customer service or operating efficiency may represent a potential reputation risk. Stakeholder expectations constantly evolve, and so reputation risk is dynamic and varies between geographical regions, groups and individuals. A risk arising in one business area can have an adverse effect upon the Barclays Bank Group’s overall reputation and any one transaction, investment or event (in the perception of key stakeholders) can reduce trust in the Barclays Bank Group’s integrity and competence. The Barclays Bank Group’s association with sensitive topics and sectors has been, and in some instances continues to be, an area of concern for stakeholders, including: (i) the financing of, and investments in, businesses which operate in sectors that are sensitive because of their relative carbon intensity or local environmental impact; (ii) potential association with human rights violations (including combating modern slavery) in the Barclays Bank Group’s operations or supply chain and by clients and customers; and (iii) the financing of businesses which manufacture and export military and riot control goods and services.
Reputation risk could also arise from negative public opinion about the actual, or perceived, manner in which the Barclays Bank Group (including its employees, clients and other associations) conducts its business activities, or the Barclays Bank Group’s financial performance, as well as actual or perceived practices in banking and the financial services industry generally. Modern technologies, in particular online social media channels and other broadcast tools that facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the distribution and effect of damaging information and allegations. Negative public opinion may adversely affect the Barclays Bank Group’s ability to retain and attract customers, in particular, corporate and retail depositors, and to retain and motivate staff, and could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
In addition to the above, reputation risk has the potential to arise from operational issues or conduct matters which cause detriment to customers, clients, market integrity, effective competition or the Barclays Bank Group (refer to ‘v) Operational risk’ above).
For further details on the Barclays Bank Group’s approach to reputation risk, refer to the reputation risk management and reputation risk performance sections.
ix)Legal risk and legal, competition and regulatory matters
The Barclays Bank Group conducts activities in a highly regulated global market which exposes it and its employees to legal risk arising from: (i) the multitude of laws and regulations that apply to the businesses it operates, which are highly dynamic, may vary between jurisdictions and/or conflict, and are often unclear in their application to particular circumstances especially in new and emerging areas; and (ii) the diversified and evolving nature of the Barclays Bank Group’s businesses and business practices. In each case, this exposes the Barclays Bank Group and its employees to the risk of loss or the imposition of penalties, damages or fines from the failure of members of the Barclays Bank Group to meet their respective legal obligations, including legal or contractual requirements. Legal risk may arise in relation to any number of the material existing and emerging risks identified above.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	37

Risk review
Material existing and emerging risks
The Barclays Bank Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which the Barclays Bank Group is, or has been, engaged and may (from time to time) be subject to legal proceedings and other investigations relating to financial and non-financial disclosures made by members of the Barclays Bank Group (including, but not limited to, in relation to ESG disclosures). Additionally, due to the increasing number of new climate and sustainability-related laws and regulations (or laws and regulatory processes seeking to protect the energy sector from any risks of divestment or challenges in accessing finance), growing demand from investors and customers for environmentally sustainable products and services, and regulatory scrutiny, financial institutions, including the Barclays Bank Group, may through their business activities face increasing litigation, conduct, enforcement and contract liability risks related to climate change, environmental degradation and other social, governance and sustainability-related issues. Furthermore, there is a risk that shareholders, campaign groups, customers and other interest groups could seek to take legal action against the Barclays Bank Group for financing or contributing to climate change and environmental degradation.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	38

Risk review
Principal risk management

Climate risk management
The impact on Financial and Operational Risks arising from climate change through, physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts on portfolios of these two drivers.

Overview
Given the increasing risks associated with climate change, and to support the Barclays Group’s ambition to be a net zero bank by 2050, it was agreed that climate risk would become a Principal Risk from 2022.
To support this decision, in 2021 the Barclays Group delivered a Climate Risk Integration Plan with three overarching objectives:
1.Governance Framework: Develop a Principal Risk Framework and Risk Appetite Statement and integrate climate drivers into limit setting.
2.Scenario Analysis: Refine methodologies used for the 2020 scenario analysis to support the Bank of England Biennial Exploratory Scenario on climate change, with specific focus on wholesale credit and physical risk modelling.
3.Carbon Modelling: Enhance the BlueTrackTM model to further develop the approach for the Energy sector, expand coverage to Cement and Metals and consider the overall net zero ambition of the Barclays Group.
For more detail on how climate risks arise and their impact on the Barclays Bank Group, refer to the ‘material existing and emerging risks’ section.
Organisation and Structure
On behalf of the Barclays PLC Board, the Barclays PLC Board Risk Committee reviews and approves the Barclays Group’s approach to managing the financial and operational risks associated with climate change. Reputation risk is the responsibility of the Barclays PLC Board, which directly handles the most material issues facing the Barclays Group. Broader sustainability matters and other reputation risk issues associated with climate change are coordinated by the Sustainability team.
In 2021 the Head of Climate Risk took the role of Climate Principal Risk owner, reporting directly to Group Chief Risk Officer.
To support the oversight of Barclays Group climate risk profile a Climate Risk Committee (CRC) has been established. The CRC is a sub-committee of the Group Risk Committee (GRC), the most senior executive body responsible for review and challenge of risk practices and risk profile, for climate risk and other principal risk types. The authority of the CRC is delegated by the GRC.
Working groups support the management of climate risk at Barclays Bank Group and Barclays Bank UK Group.

Barclays Bank PLC 2021 Annual Report on Form 20-F	39

Risk review
Principal risk management
The Climate Risk Framework (CRF) was developed in 2021 to support the Enterprise Risk Management Framework and outlines the key principles for managing climate risk.
Climate risk across certain other Principal Risk types is managed via a ‘Climate Change Financial Risk and Operational Risk Policy’, which is embedded in each of the following Principal Risk Frameworks and contains key principles for identifying and quantifying climate risk, with supporting reporting and governance.

Risk Type	Risk Identification	Risk Measurement
Credit risk	Identified as part of sovereign, portfolio and obligor credit annual reviews.	Measured using a Credit Risk Materiality Matrix completed for obligor/obligee groups with elevated exposure to climate change risk. Retail portfolios are monitored through regular reporting of climate metrics and are assessed against mandate triggers where appropriate.
Market risk	Identified using stress tests, aggregate market risk exposures from climate related risks.	Measured by using adverse multi-asset stress scenarios applied to individual risk factors reflecting climate change risks across sectors, countries and regions.
Treasury and capital risk	Identified using stress tests and analysis to assess the exposures which may be impacted by climate related risks.	Measured as part of stress testing and key risk indicator monitoring.
Operational risk	Confirmed operational risks associated with climate change are included in the Barclays Bank Group's Operational Risk Taxonomy. Climate risk included within the Strategic Risk Assessment process.	Established reporting on internal and external climate related risk events to the Operational Risk Committee. Risk tolerances for premises and resilience risks are reviewed so these adequately capture climate related risk drivers.
Risks resulting from climate change aligned to Model, Conduct, Reputation and Legal Principal Risks are out of the scope of the CRF and continue to be managed under their respective Principal Risk Frameworks. As climate risk continues to evolve, the effect upon these risks may change. Specific consideration of the impact of these changes will be covered as part of these frameworks.
A Climate Risk Appetite at Barclays Group level was introduced in line with the Barclays Group’s risk appetite approach. It establishes a direct link between strategic plans and risk appetite, supporting the Barclays Group's ambition to be a net zero bank by 2050.
Linking with ESG and Reputation Risk:
Barclays has published a Climate Change Statement, which sets out the strategic ambition to support economies and clients through the net zero transition, as well as appetite for conducting business with particularly sensitive energy sub-sectors. It is supported by an internal Climate Change Standard, which outlines the controls and approach to these sectors in more detail, including requirements for enhanced due diligence for restricted activities (such as outlined in the Barclays Group Forestry & Palm Oil Standard).
These standards are enforced through an existing transaction origination, review and approval process.
A dedicated Sustainability team considers how the Barclays Group approaches wider sustainability and environmental, social and governance (ESG) matters, working closely with the Environmental Risk Management function.

Barclays Bank PLC 2021 Annual Report on Form 20-F	40

Risk review
Principal risk management

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
Credit risk management objectives are to:
▪maintain a framework of controls to oversee credit risk;
▪identify, assess and measure credit risk clearly and accurately across the Barclays Bank Group and within each separate business, from the level of individual facilities up to the total portfolio;
▪control and plan credit risk taking in line with external stakeholder expectations and avoiding undesirable concentrations; and
▪monitor credit risk and adherence to agreed controls.
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
▪Netting and set-off.
▪Collateral.
▪Risk transfer.
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
Collateral
The Barclays Bank Group has the ability to call on collateral in the event of default of the counterparty, comprising:
▪Home loans: a fixed charge over residential property in the form of houses, flats and other dwellings.
▪Wholesale lending: a fixed charge over commercial property and other physical assets, in various forms.
▪Other retail lending: includes charges over motor vehicles and other physical assets; second lien charges over residential property and finance lease receivables.
▪Derivatives: the Barclays Bank Group also often seeks to enter into a margin agreement (e.g. Credit Support Annex) with counterparties with which the Barclays Bank Group has master netting agreements in place. These annexes to master agreements provide a mechanism for further reducing credit risk, whereby collateral (margin) is posted on a regular basis (typically daily) to collateralise the mark to market exposure of a derivative portfolio measured on a net basis.
▪Reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to the Barclays Bank Group subject to an agreement to return them for a fixed price.
▪Financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.

Barclays Bank PLC 2021 Annual Report on Form 20-F	41

Risk review
Principal risk management
Risk transfer
A range of instruments including guarantees, credit insurance, credit derivatives and securitisation can be used to transfer credit risk from one counterparty to another. These mitigate credit risk in two main ways:
▪If the risk is transferred to a counterparty which is more creditworthy than the original counterparty, then overall credit risk is reduced.
▪Where recourse to the first counterparty remains, both counterparties must default before a loss materialises. This is less likely than the default of either counterparty individually so credit risk is reduced.

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
The objectives of market risk management are to:
▪Identify, understand and control market risk by robust measurement, limit setting, reporting and oversight.
▪Facilitate business growth within a controlled and transparent risk management framework.
▪Control market risk in the businesses according to the allocated appetite.
To meet the above objectives, a governance structure is in place to manage these risks consistent with the ERMF.
The Barclays Bank PLC Board Risk Committee recommends market risk appetite to the Barclays Bank PLC Board for their approval, within the parameters set by the Barclays PLC Board.
The Market Risk Committee (MRC) reviews and makes recommendations concerning the Barclays Group-wide market risk profile. This includes overseeing the operation of the Market Risk Framework and associated standards and policies; reviewing market or regulatory issues and reviewing limits and utilisation. The committee is chaired by the Market Risk Principal Risk Lead and attendees include the business heads of market risk and business aligned market risk managers.
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
Management value at risk (VaR)
VaR is an estimate of the potential loss arising from unfavourable market movements if the current positions were to be held unchanged for one business day. For internal market risk management purposes, a historical simulation methodology with a one-year equally weighted historical period, at the 95% confidence level is used for all trading books and some banking books.
Limits are applied at the total level as well as by risk factor type, which are then cascaded down to particular trading desks and businesses by the market risk management function.
See page 77 for a review of management VaR.

Treasury and capital risk management
This comprises:
Liquidity risk: The risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
Capital risk: The risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments and stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the Barclays Bank Group’s pension plans.
Interest rate risk in the banking book: The risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

Barclays Bank PLC 2021 Annual Report on Form 20-F	42

Risk review
Principal risk management
The Treasury function manages treasury and capital risk exposure on a day-to-day basis, acting as the principal management body for the Barclays Bank Group. The Treasury and Capital Risk function is responsible for oversight and provides insight into key capital, liquidity, interest rate risk in the banking book (IRRBB) and pension risk management activities.
Liquidity risk management (audited)
Overview
The efficient management of liquidity is essential to Barclays Bank PLC in order to retain the confidence of the financial markets and maintain the sustainability of the business. Treasury and Capital Risk have created a framework that is used to manage all liquidity risk exposures under both normal and stressed conditions. The framework is designed to maintain liquidity resources that are sufficient in amount, tenor, quality and composition to remain within the liquidity risk appetite as expressed by the Barclays Bank PLC Board. The liquidity risk appetite is monitored against both internal and regulatory liquidity metrics.
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
The framework established by Treasury and Capital Risk is designed to deliver the appropriate term and structure of funding, consistent with the liquidity risk appetite set by the Barclays Bank PLC Board.
The framework incorporates a range of ongoing business management tools to monitor, limit and stress test the Barclays Bank PLC balance sheet and contingent liabilities. Limit setting and stress testing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds. In addition, Barclays maintains a Barclays Group recovery plan which includes application to Barclays Bank PLC. Together, these tools reduce the likelihood that a liquidity stress event could lead to an inability to meet Barclays Bank PLC obligations as they fall due.
The Barclays Bank PLC Board approves the Barclays Bank PLC funding plan, recovery plan and liquidity risk appetite. Barclays Bank PLC’s Treasury Committee is responsible for monitoring and managing liquidity risk in line with Barclays Bank PLC’s funding management objectives, funding plan and risk appetite. The Barclays Group Treasury and Capital Risk Committee monitors and reviews the liquidity risk profile and control environment, providing second line oversight of the management of liquidity risk. The Barclays Bank PLC Board Risk Committee reviews the risk profile, and reviews liquidity risk appetite at least annually and the impact of stress scenarios on Barclays Bank PLC’s funding plan/forecast in order to agree risk appetite in line with Barclays Bank PLC’s projected funding abilities.
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
Organisation, roles and responsibilities
Treasury has the primary responsibility for managing and monitoring capital adequacy. The Barclays Bank Group Treasury and Capital Risk function provides oversight of capital risk. Production of the Barclays Bank PLC Internal Capital Adequacy Assessment Process (ICAAP) is the responsibility of Treasury.
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
For the relevant Barclays Bank Group subsidiaries, local management assures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees (or equivalents) with oversight by the Barclays Bank PLC Treasury Committee and the Barclays Group Treasury Committee, as required. In 2021, Barclays complied with all regulatory minimum capital requirements.
Pension risk
The Barclays Bank Group maintains a number of defined benefit pension schemes for past and current employees. The ability of schemes to meet pension payments is achieved with investments and contributions.
Pension risk arises because the market value of pension fund assets might decline; investment returns might reduce; or the estimated value of pension liabilities might increase. The Barclays Bank Group monitors the pension risks arising from its defined benefit pension schemes and works with the relevant pension fund’s trustees to address shortfalls. In these circumstances the Barclays Bank Group could be required or might choose to make extra contributions to the pension fund. The Barclays Bank Group’s main defined benefit scheme was closed to new entrants in 2012.

Barclays Bank PLC 2021 Annual Report on Form 20-F	43

Risk review
Principal risk management
Interest rate risk in the banking book management (IRRBB)
Overview
Interest rate risk in the banking book is driven by customer deposit taking and lending activities, investments in the liquid asset portfolio and funding activities. As per the Barclays Bank Group’s policy to remain within the defined risk appetite, hedging strategies are executed to mitigate the various IRRBB risks that result from these activities. However, the Barclays Bank Group remains susceptible to interest rate risk and other non-traded market risks from the following key sources:
▪Interest rate and repricing risk: the risk that net interest income could be adversely impacted by a change in interest rates, differences in the timing of interest rate changes between assets and liabilities, and other constraints on interest rate changes as per product terms and conditions.
▪Customer behavioural risk: the risk that net interest income could be adversely impacted by the discretion that customers and counterparties may have in respect of being able to vary their contractual obligations with the Barclays Bank Group. This risk is often referred to by industry regulators as ‘embedded option risk’.
▪Investment risks in the liquid asset portfolio: the risk that the fair value of assets held in the liquid asset portfolio and associated risk management portfolios could be adversely impacted by market volatility, creating volatility in capital directly.
Organisation, roles and responsibilities
The Barclays Bank PLC Treasury Committee, together with the Barclays Group Treasury Committee, are responsible for monitoring and managing IRRBB risk in line with the Barclays Bank Group’s management objectives and risk frameworks. The BRC and Treasury and Capital Risk Committee monitors and reviews the IRRBB risk profile and control environment, providing second line oversight of the management of IRRBB. The BRC reviews the interest rate risk profile, including review of the risk appetite at least annually and the impact of stress scenarios on the interest rate risk of the Barclays Bank PLC’s banking books.
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

Overview
The management of operational risk has three key objectives:
•deliver an operational risk capability owned and used by business leaders to enable sound risk decisions over the long term;
•provide the frameworks, policies and standards to enable management to meet their risk management responsibilities while the second line of defence provides robust, independent, and effective oversight and challenge; and
•deliver a consistent and aggregated measurement of operational risk that will provide clear and relevant insights, so that the right management actions can be taken to keep the operational risk profile consistent with the Barclays Bank Group’s strategy, the stated risk appetite and stakeholder needs.
The Barclays Bank Group operates within a system of internal controls that enables business to be transacted and risk taken without exposing it to unacceptable potential losses or reputational damages.
Organisation, roles and responsibilities
The prime responsibility for the management of operational risk and the compliance with control requirements rests within the business and functional units where the risk arises. The operational risk profile and control environment is reviewed by management through business risk committees and control committees. Operational risk issues escalated from these meetings are considered through the second line of defence review meetings. Depending on their nature, the outputs of these meetings are presented to the Operational Risk Profile Forum, the Operational Risk Committee, the Barclays Bank Risk Forum, the Barclays Bank PLC Board Risk Committee or the Barclays Bank PLC Board Audit Committee. In addition, specific reports are prepared by Operational Risk on a regular basis for the Barclays Bank Risk Forum, GRC and the BRC.
Businesses and functions are required to report their operational risks on both a regular and an event-driven basis. The reports include a profile of the material risks that may threaten the achievement of their objectives and the effectiveness of key controls, operational risk events and a review of scenarios.
The Barclays Group Head of Operational Risk is responsible for establishing, owning and maintaining an appropriate Barclays Group-wide Operational Risk Management Framework, meanwhile the Barclays Bank PLC Head of Operational Risk is responsible for overseeing the portfolio of operational risk across all Barclays Bank Group businesses.
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
In addition to the above, operational risk encompasses risks associated with prudential regulation. This includes the risk of failing to: adhere to prudential regulatory requirements; provide regulatory submissions; or monitor and manage adherence to new prudential regulatory requirements.

Barclays Bank PLC 2021 Annual Report on Form 20-F	44

Risk review
Principal risk management
Risk themes
The Barclays Bank Group also recognises that there are certain threats/risk drivers that are more thematic and have the potential to impact the Barclays Bank Group’s strategic objectives. These are risk themes which require an overarching and integrated risk management approach. The Barclays Bank Group’s risk themes include Cyber, Data and Resilience.
For definitions of the Barclays Bank Group’s operational risk categories and enterprise risk themes, refer to pages 202 to 204 of the Barclays PLC Pillar 3 Report 2021.

Model risk management The potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.
Overview
The Barclays Bank Group uses models to support a broad range of activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures, conducting stress testing, assessing capital adequacy, managing client assets, and meeting reporting requirements.
Organisation, roles and responsibilities
The Barclays Group has a dedicated Model Risk Management (MRM) function that consists of four teams: (i) Independent Validation Unit (IVU), responsible for model validation and approval; (ii) Model Governance (MG), responsible for model risk governance, controls and reporting, including ownership of Model Risk Framework, the Group Model Risk Policy, and the associated standards; (iii) Strategy and Transformation responsible for inventory, strategy, communications and business management; and (iv) Model Risk Measurement and Quantification (MRMQ), responsible for the design of the framework and methodology to measure and, where possible, quantify model risk. It is also responsible for the strategic Validation Centre of Excellence (VCoE), which is an independent quality assurance function within MRM with the mandate to review and challenge validation outcomes.
The model risk management framework consists of the model risk policy and standards. The policy prescribes the Barclays Group-wide, end-to-end requirements for the identification, measurement and management of model risk, covering model documentation, development, monitoring, annual review, independent validation and approval, change and reporting processes. The policy is supported by global standards covering model inventory, documentation, validation, complexity and materiality, testing and monitoring, overlays, risk appetite, as well as vendor models and stress testing challenger models.
The function reports to the Barclays Group CRO and operates a global framework. Implementation of best practice standards is a central objective of the Barclays Group.
The key model risk management activities include:
▪Correctly identifying models across all relevant areas of the Barclays Bank Group, and recording models in the Barclays Group Models Database (GMD), the Barclays Group-wide model inventory.
▪Enforcing that every model has a model owner who is accountable for the model. The model owner must sign off models prior to submission to IVU for validation and maintain that the model presented to IVU is and remains fit for purpose.
▪Overseeing that every model is subject to validation and approval by IVU, prior to being used and on a continual basis.
▪Defining model risk appetite in terms of risk tolerance, and qualitative metrics which are used to track and report model risk.

Conduct risk management The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Barclays Bank Group's products and services.
Overview
The Barclays Bank Group defines, manages and mitigates conduct risk with the objective of providing good customer and client outcomes, protecting market integrity and promoting effective competition.
Conduct risk incorporates market integrity, customer protection, financial crime and product design and review risks.
Organisation, roles and responsibilities
The Conduct Risk Management Framework (CRMF) outlines how the Barclays Bank Group manages and measures its conduct risk profile. The Barclays Group Chief Compliance Officer is accountable for developing, maintaining and overseeing the CRMF. The Barclays Bank Group Chief Compliance Officer is responsible for providing effective oversight, management and escalation of conduct risk in line with the CRMF. This includes overseeing the development and maintenance of the relevant conduct risk policies and standards and monitoring and reporting on the consistent application and effectiveness of the implementation of controls to manage conduct risk. It is the responsibility of the first line of defence to establish controls to manage its performance and assess conformance to these policies and controls.
Senior managers are accountable within their areas of responsibility for owning and managing conduct risk in accordance with the CRMF, as defined within their regulatory Statement of Responsibilities.
Compliance as an independent second line function helps to prevent, detect and manage breaches of applicable laws, rules, regulations and procedures and has a key role in helping Barclays Bank Group achieve the right conduct outcomes and evolve a conduct-focused culture.
The governance of conduct risk within the Barclays Bank Group is fulfilled through management committees and forums operated by the first and second lines of defence with clear escalation and reporting lines to the Board. The Barclays Group and Barclays Bank Group Risk Committees are the

Barclays Bank PLC 2021 Annual Report on Form 20-F	45

Risk review
Principal risk management
primary second line governance committees for the oversight of the Conduct Risk Profile. The risk committees' responsibilities include the identification and discussion of any emerging conduct risks exposures in the Barclays Group and Barclays Bank Group.

Reputation risk management The risk that an action, transaction, investment, event, decision, or business relationship will reduce trust in the Barclays Bank Group’s integrity and/or competence.
Overview
A reduction of trust in the Barclays Bank Group’s integrity and competence may reduce the attractiveness of Barclays Bank Group to stakeholders and could lead to negative publicity, loss of revenue, regulatory or legislative action, loss of existing and potential client business, reduced workforce morale and difficulties in recruiting talent. Ultimately it may destroy shareholder value.
Organisation, roles and responsibilities
The governance of reputation risk within the Barclays Bank Group is fulfilled through management committees and forums operated by the First and Second Lines of Defence, with clear escalation and reporting lines to the relevant Barclays Bank Group Board committees.
The Barclays PLC Board is responsible for reviewing and monitoring the effectiveness of the Barclays Bank Group's management of reputation risk.
The Reputation Risk Management Framework (RRMF) comprises a number of elements that allow the Barclays Bank Group to manage and measure its reputation risk profile. The RRMF sets out what is required to manage reputation risk across the Barclays Bank Group.
The Barclays Bank PLC Chief Compliance Officer is responsible for providing independent second line oversight of Businesses' adherence to the RRMF.

Legal risk management
The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Bank Group to meet its legal obligations, including regulatory or contractual requirements.

Overview
The Barclays Bank Group has no tolerance for wilful breaches of laws, regulations or other legal obligations. However, the multitude of laws and regulations across the globe are highly dynamic and their application to particular circumstances is often unclear. This results in a high level of inherent legal risk which Barclays Bank Group seeks to mitigate through the operation of a Barclays Group-wide legal risk management framework, including the implementation of Barclays Group-wide legal risk policies requiring the engagement of legal professionals in situations that have the potential for legal risk. Notwithstanding these mitigating actions, Barclays Bank Group operates with a level of residual legal risk, for which the Barclays Bank Group has limited tolerance.
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
The Barclays Group General Counsel is responsible for developing and maintaining a Barclays Group-wide legal risk management framework. This includes defining the relevant legal risk policies, developing Barclays Group-wide risk appetite for legal risk, and oversight of the implementation of controls to manage and escalate legal risk.
The legal risk profile and control environment is reviewed by management through business risk committees and control committees. The Barclays Bank Group Risk Committee is incorporated in the Barclays Group Risk Committee and is the most senior executive body responsible for reviewing and monitoring the effectiveness of risk management across the Barclays Bank Group. Escalation paths from this committee exist to the Barclays Bank PLC Board Risk Committee.

Barclays Bank PLC 2021 Annual Report on Form 20-F	46

Risk review
Risk performance
Credit risk

Summary of Contents		Page
Credit risk represents a significant risk to the Barclays Bank Group and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.	•Credit risk overview and summary of performance	48
	•Maximum exposure and effects of netting, collateral and risk transfer	50

This section outlines the expected credit loss allowances, the movements in allowances during the period, material management adjustments to model output and measurement uncertainty and sensitivity analysis.	•Expected credit losses	52
	–Loans and advances at amortised cost by product	52
	–Movement in gross exposure and impairment allowance for loans and advances at amortised cost including provisions for loan commitments and financial guarantees	53
	–Stage 2 decomposition	57
	–Stage 3 decomposition	57
	•Management adjustments to models for impairment	57
	•Measurement uncertainty and sensitivity analysis	59
The Barclays Bank Group reviews and monitors risk concentrations in a variety of ways. This section outlines performance against key concentration risks.	•Analysis of the concentration of credit risk	69
	–Geographic concentrations	69
	–Industry concentrations	70
	•Approach to management and representation of credit quality	71
	–Asset credit quality	71
	–Debt securities	71
	–Balance sheet credit quality	71
	–Credit exposures by internal PD grade	73
Credit Risk monitors exposure performance across a range of significant portfolios.	•Analysis of specific portfolios and asset types	75
	–Credit cards, unsecured loans and other retail lending	75
	–Government supported loans	75

Barclays Bank PLC 2021 Annual Report on Form 20-F	47

Risk review
Risk performance
Credit risk
All disclosures in this section pages 48 to 75 are unaudited unless otherwise stated.
Overview
Credit risk represents a significant risk to the Barclays Bank Group and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.
The continued impact of the COVID-19 pandemic has meant that management was required to monitor economic uncertainty judgement over the course of 2021. Customer and client default rates have remained relatively stable despite the impact of the pandemic and volatile macroeconomic environment. In retail cards, credit profiles did not show material deterioration due to continued government support measures in some geographies and customer deleveraging. In wholesale, watch list balances continue to improve. However, the degree of economic uncertainty remains relatively high: credit deterioration may still occur when support measures are fully withdrawn; emerging supply chain disruption and inflationary pressures may challenge economic stability. Given this backdrop, management has maintained economic uncertainty adjustments to modelled outputs to address these sources of uncertainties and ensure that the potential impact of stress are provided for. This uncertainty continues to be captured in two distinct ways: firstly, the identification of customers and clients who may be more vulnerable to the withdrawal of support and emerging economic instability and secondly, model uncertainty which does not capture certain macroeconomic and risk parameter uncertainties which are applied at a portfolio level. Refer to the Management adjustment to models for impairment section on pages 57 to 58 for further details.
Further detail can be found in the financial statements section in Note 7 Credit impairment charges. Descriptions of terminology can be found in the glossary, available at home.barclays/annualreport.
Summary of performance in the period
Credit impairment release of £277m (2020: £3,377m charge) was driven by an improved macro-economic outlook. CIB credit impairment release of £461m (2020: £1,565m charge) was also supported by net single name wholesale loan release and a benign credit environment and CC&P credit impairment charges of £185m (2020: £1,720m charge) was supported by lower delinquencies and higher customer repayments. As at 31 December 2021, 30 and 90 days arrears rates in US cards were 1.6% (2020: 2.5%) and 0.8% (2020: 1.4%) respectively.
Key metrics
Decrease of £1,837m impairment allowance

Impairment allowances on loans and advances at amortised cost including off-balance sheet elements of the allowance in Barclays Bank Group decreased by £1,837m to £3,998m (2020: £5,835m) during the year. This is driven by a decrease in Wholesale Loans of £842m, Credit cards, unsecured loans and other retail lending of £677m and Home Loans £48m and further decrease in off-balance sheet provisions of £270m. Please refer to page 52 Expected Credit loss section for further details.
Please see risk management section on pages 41 to 42 for details of governance, policies and procedures.

Barclays Bank PLC 2021 Annual Report on Form 20-F	48

Risk review
Risk performance
Credit risk
Analysis of the Balance Sheet
Barclays Bank Group’s maximum exposure and effects of netting, collateral and risk transfer
Basis of preparation
The following tables present a reconciliation between the Barclays Bank Group’s maximum exposure and its net exposure to credit risk, reflecting the financial effects of risk mitigation reducing the Barclays Bank Group’s exposure.
For financial assets recognised on the balance sheet, maximum exposure to credit risk represents the balance sheet carrying value after allowance for impairment. For off-balance sheet guarantees, the maximum exposure is the maximum amount that the Barclays Bank Group would have to pay if the guarantees were to be called upon. For loan and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure is the full amount of the committed facilities.
This and subsequent analyses of credit risk exclude other financial assets not subject to credit risk, mainly equity securities. For off-balance sheet exposures certain contingent liabilities not subject to credit risk such as performance guarantees are excluded.
The Barclays Bank Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer. Further detail on the Barclays Bank Group's policies to each of these forms of credit enhancement is presented on pages 41 to 42 of the credit risk management section.
Overview
As at 31 December 2021, the Barclays Bank Group’s net exposure to credit risk, after taking into account credit risk mitigation, increased 3% to £741.1bn (2020: £719.6bn). Overall, the extent to which the Barclays Bank Group holds mitigation against its total exposure slightly decreased to 42% (2020: 43%).
Of the unmitigated on balance sheet exposure, a significant portion relates to cash held at central banks, cash collateral and settlement balances, and debt securities issued by governments, all of which are considered to be lower risk. The increase in the Barclays Bank Group’s net exposure to credit risk has been mainly driven by increases in cash and balances at central banks and off-balance sheet loan commitments. Trading portfolio liability positions, which to a significant extent economically hedge trading portfolio assets but which are not held specifically for risk management purposes, are excluded from the analysis. The credit quality of counterparties to derivatives, financial investments and wholesale loan assets are predominantly investment grade and there are no significant changes from prior year. Further analysis on the credit quality of assets is presented on pages 71 to 74.
Collateral obtained
Where collateral has been obtained in the event of default, the Barclays Bank Group does not, ordinarily, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Barclays Bank Group as at 31 December 2021, as a result of the enforcement of collateral, was £22m (2020: £6m).

Barclays Bank PLC 2021 Annual Report on Form 20-F	49

Risk review
Risk performance
Credit risk

Maximum exposure and effect of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Net exposure
Barclays Bank Group
As at 31 December 2021	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	169,085	—	—	—	—	169,085
Cash collateral and settlement balances	88,085	—	—	—	—	88,085
Loans and advances at amortised cost:
Home loans	10,985	—	(338)	(10,483)	(89)	75
Credit cards, unsecured loans and other retail lending	25,960	—	(968)	(4,229)	(252)	20,511
Wholesale loans	108,314	(5,001)	(118)	(30,287)	(5,080)	67,828
Total loans and advances at amortised cost	145,259	(5,001)	(1,424)	(44,999)	(5,421)	88,414
Of which credit-impaired (Stage 3):
Home loans	615	—	(11)	(604)	—	—
Credit cards, unsecured loans and other retail lending	563	—	(29)	(217)	(3)	314
Wholesale loans	486	—	—	(76)	(22)	388
Total credit-impaired loans and advances at amortised cost	1,664	—	(40)	(897)	(25)	702
Reverse repurchase agreements and other similar secured lending	3,177	—	—	(3,177)	—	—
Trading portfolio assets:
Debt securities	50,700	—	—	(461)	—	50,239
Traded loans	12,525	—	—	(268)	—	12,257
Total trading portfolio assets	63,225	—	—	(729)	—	62,496
Financial assets at fair value through the income statement:
Loans and advances	35,901	—	—	(29,485)	—	6,416
Debt securities	2,256	—	—	(319)	—	1,937
Reverse repurchase agreements	145,186	—	(1,428)	(143,229)	—	529
Other financial assets	85	—	—	—	—	85
Total financial assets at fair value through the income statement	183,428	—	(1,428)	(173,033)	—	8,967
Derivative financial instruments	262,291	(202,347)	(34,149)	(5,804)	(5,738)	14,253
Financial assets at fair value through other comprehensive income	45,907	—	—	(53)	(931)	44,923
Other assets	994	—	—	—	—	994
Total on-balance sheet	961,451	(207,348)	(37,001)	(227,795)	(12,090)	477,217

Off-balance sheet:
Contingent liabilities	23,746	—	(906)	(1,367)	(256)	21,217
Loan commitments	284,451	—	(99)	(40,104)	(1,627)	242,621
Total off-balance sheet	308,197	—	(1,005)	(41,471)	(1,883)	263,838

Total	1,269,648	(207,348)	(38,006)	(269,266)	(13,973)	741,055
Off-balance sheet exposures are shown gross of provisions of £499m (2020: £769m). See Note 24 for further details. In addition to the above, Barclays Bank Group holds forward starting reverse repos amounting to £39.3bn (2020: £30.8bn). The balances are fully collateralised. Wholesale loans and advances at amortised cost include £1.0bn (2020: £1.2bn) of CBILs and CLBILs supported by UK government guarantees of £0.8bn (2020: £0.9bn).
Barclays Bank Group has issued £1.7bn (2020: £2.6bn) of guarantees that have been provided to subsidiaries of Barclays PLC outside the Barclays Bank Group. These guarantees have not been reported in the prior periods and the comparatives have not been restated.
For further information on credit risk mitigation techniques, refer to the Credit risk management section.

Barclays Bank PLC 2021 Annual Report on Form 20-F	50

Risk review
Risk performance
Credit risk

Maximum exposure and effects of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Net exposure
Barclays Bank Group
As at 31 December 2020	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	155,902	—	—	—	—	155,902
Cash collateral and settlement balances	97,616	—	—	—	—	97,616
Loans and advances at amortised cost:
Home loans	11,193	—	(283)	(10,782)	(85)	43
Credit cards, unsecured loans and other retail lending	23,368	—	(827)	(3,459)	(195)	18,887
Wholesale loans	99,706	(6,988)	(50)	(24,328)	(4,419)	63,921
Total loans and advances at amortised cost	134,267	(6,988)	(1,160)	(38,569)	(4,699)	82,851
Of which credit-impaired (Stage 3):
Home loans	723	—	(13)	(708)	—	2
Credit cards, unsecured loans and other retail lending	600	—	(10)	(218)	(2)	370
Wholesale loans	1,327	—	(4)	(167)	(85)	1,071
Total credit-impaired loans and advances at amortised cost	2,650	—	(27)	(1,093)	(87)	1,443
Reverse repurchase agreements and other similar secured lending	8,981	—	—	(8,981)	—	—
Trading portfolio assets:
Debt securities	56,196	—	—	(391)	—	55,805
Traded loans	8,348	—	—	(374)	—	7,974
Total trading portfolio assets	64,544	—	—	(765)	—	63,779
Financial assets at fair value through the income statement:
Loans and advances	27,449	—	(9)	(21,819)	—	5,621
Debt securities	1,697	—	—	(292)	—	1,405
Reverse repurchase agreements	138,558	—	(685)	(137,466)	—	407
Other financial assets	315	—	—	—	—	315
Total financial assets at fair value through the income statement	168,019	—	(694)	(159,577)	—	7,748
Derivative financial instruments	302,693	(233,088)	(43,164)	(4,656)	(6,409)	15,376
Financial assets at fair value through other comprehensive income	51,901	—	—	(106)	(1,065)	50,730
Other assets	614	—	—	—	—	614
Total on-balance sheet	984,537	(240,076)	(45,018)	(212,654)	(12,173)	474,616

Off-balance sheet:
Contingent liabilities	20,932	—	(1,095)	(2,135)	(282)	17,420
Loan commitments	265,022	—	(56)	(35,970)	(1,479)	227,517
Total off-balance sheet	285,954	—	(1,151)	(38,105)	(1,761)	244,937

Total	1,270,491	(240,076)	(46,169)	(250,759)	(13,934)	719,553

Barclays Bank PLC 2021 Annual Report on Form 20-F	51

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

Barclays Bank Group (audited)		Stage 2
As at 31 December 2021	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[a]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	9,760	548	22	83	653	958	11,371
Credit cards, unsecured loans and other retail lending	24,011	2,402	198	182	2,782	1,469	28,262
Wholesale loans	95,242	12,275	301	386	12,962	921	109,125
Total	129,013	15,225	521	651	16,397	3,348	148,758

Impairment allowance
Home loans	8	33	1	1	35	343	386
Credit cards, unsecured loans and other retail lending	605	677	39	75	791	906	2,302
Wholesale loans	183	188	3	2	193	435	811
Total	796	898	43	78	1,019	1,684	3,499

Net exposure
Home loans	9,752	515	21	82	618	615	10,985
Credit cards, unsecured loans and other retail lending	23,406	1,725	159	107	1,991	563	25,960
Wholesale loans	95,059	12,087	298	384	12,769	486	108,314
Total	128,217	14,327	478	573	15,378	1,664	145,259

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.1	6.0	4.5	1.2	5.4	35.8	3.4
Credit cards, unsecured loans and other retail lending	2.5	28.2	19.7	41.2	28.4	61.7	8.1
Wholesale loans	0.2	1.5	1.0	0.5	1.5	47.2	0.7
Total	0.6	5.9	8.3	12.0	6.2	50.3	2.4

As at 31 December 2020
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	9,627	761	53	87	901	1,099	11,627
Credit cards, unsecured loans and other retail lending	18,923	4,987	393	191	5,571	1,853	26,347
Wholesale loans	83,254	14,184	1,066	688	15,938	2,167	101,359
Total	111,804	19,932	1,512	966	22,410	5,119	139,333

Impairment allowance
Home loans	6	40	6	6	52	376	434
Credit cards, unsecured loans and other retail lending	399	1,092	111	124	1,327	1,253	2,979
Wholesale loans	280	475	49	9	533	840	1,653
Total	685	1,607	166	139	1,912	2,469	5,066

Net exposure
Home loans	9,621	721	47	81	849	723	11,193
Credit cards, unsecured loans and other retail lending	18,524	3,895	282	67	4,244	600	23,368
Wholesale loans	82,974	13,709	1,017	679	15,405	1,327	99,706
Total	111,119	18,325	1,346	827	20,498	2,650	134,267

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.1	5.3	11.3	6.9	5.8	34.2	3.7
Credit cards, unsecured loans and other retail lending	2.1	21.9	28.2	64.9	23.8	67.6	11.3
Wholesale loans	0.3	3.3	4.6	1.3	3.3	38.8	1.6
Total	0.6	8.1	11.0	14.4	8.5	48.2	3.6
Note
a.Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £135.5bn (2020: £150.3bn) and impairment allowance of £104m (2020: £145m). This comprises £4m (2020: £7m) ECL on £135.3bn (2020: £146.3bn) Stage 1 assets, £0m (2020: £6m) on £65m (2020: £3.8bn) Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets and £100m (2020: £132m) on £100m (2020: £132m) Stage 3 other assets. Loan commitments and financial guarantee contracts have total ECL of £499m (2020: £769m).
The increase in coverage on Credit cards, unsecured loans and other retail lending Stage 2 not past due is driven by a reduction in balances and the economic uncertainty adjustments held for specific customers and clients who may be more vulnerable to the full withdrawal of support and emerging economic uncertainty.

Barclays Bank PLC 2021 Annual Report on Form 20-F	52

Risk review
Risk performance
Credit risk
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees
The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the methodology used to determine credit impairment provisions is included in page 124. Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 12-month period.

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2021	9,627	6	901	52	1,099	376	11,627	434
Transfers from Stage 1 to Stage 2	(253)	—	253	—	—	—	—	—
Transfers from Stage 2 to Stage 1	331	22	(331)	(22)	—	—	—	—
Transfers to Stage 3	(80)	—	(52)	(5)	132	5	—	—
Transfers from Stage 3	22	—	49	4	(71)	(4)	—	—
Business activity in the year[a]	1,745	2	—	—	—	—	1,745	2
Refinements to models used for calculation[b]	—	—	—	(4)	—	38	—	34
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	(742)	(22)	(25)	11	(70)	(50)	(837)	(61)
Final repayments	(890)	—	(142)	(1)	(114)	(4)	(1,146)	(5)
Disposals	—	—	—	—	—	—	—	—
Write-offs[c]	—	—	—	—	(18)	(18)	(18)	(18)
As at 31 December 2021[d]	9,760	8	653	35	958	343	11,371	386

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	18,923	399	5,571	1,327	1,853	1,253	26,347	2,979
Transfers from Stage 1 to Stage 2	(897)	(41)	897	41	—	—	—	—
Transfers from Stage 2 to Stage 1	2,520	548	(2,520)	(548)	—	—	—	—
Transfers to Stage 3	(307)	(13)	(362)	(165)	669	178	—	—
Transfers from Stage 3	21	5	13	9	(34)	(14)	—	—
Business activity in the year[a]	4,731	84	106	23	16	5	4,853	112
Refinements to models used for calculation[b]	—	(3)	—	(27)	—	—	—	(30)
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	509	(360)	(514)	147	(96)	337	(101)	124
Final repayments	(1,489)	(14)	(409)	(16)	(76)	(5)	(1,974)	(35)
Disposals[e]	—	—	—	—	(37)	(22)	(37)	(22)
Write-offs[c]	—	—	—	—	(826)	(826)	(826)	(826)
As at 31 December 2021[d]	24,011	605	2,782	791	1,469	906	28,262	2,302

Wholesale loans
As at 1 January 2021	83,254	280	15,938	533	2,167	840	101,359	1,653
Transfers from Stage 1 to Stage 2	(4,122)	(14)	4,122	14	—	—	—	—
Transfers from Stage 2 to Stage 1	5,454	179	(5,454)	(179)	—	—	—	—
Transfers to Stage 3	(32)	(1)	(164)	(12)	196	13	—	—
Transfers from Stage 3	363	3	145	5	(508)	(8)	—	—
Business activity in the year[a]	27,946	74	1,674	15	37	23	29,657	112
Refinements to models used for calculation[b]	—	—	—	3	—	—	—	3
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	2,448	(301)	1,072	(14)	(82)	47	3,438	(268)
Final repayments	(19,481)	(29)	(4,322)	(168)	(504)	(125)	(24,307)	(322)
Disposals[e]	(588)	(8)	(49)	(4)	(71)	(41)	(708)	(53)
Write-offs[c]	—	—	—	—	(314)	(314)	(314)	(314)
As at 31 December 2021[d]	95,242	183	12,962	193	921	435	109,125	811
Notes
a.Business activity in the year does not include additional drawdowns on the existing facility which are reported under “Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes”.
b.Refinements to models used for calculation include a £34m movement in Home loans, £30m in Credit cards, unsecured loans and other retail lending and £3m in Wholesale loans. These reflect methodology changes made during the year. Barclays Bank Group continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.
c.In 2021, gross write-offs amounted to £1,158m (2020: £1,337m) and post write-off recoveries amounted to £31m (2020: £4m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,127m (2020: £1,333m).
d.Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £135.5bn (2020: £150.3bn) and impairment allowance of £104m (2020: £145m). This comprises £4m (2020: £7m) ECL on £135.3bn (2020: £146.3bn) Stage 1 assets, £0m (2020: £6m) on £65m (2020: £3.8bn) Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets and £100m (2020: £132m) on £100m (2020: £132m) Stage 3 other assets.

Barclays Bank PLC 2021 Annual Report on Form 20-F	53

Risk review
Risk performance
Credit risk
e.The £37m of disposals reported within Credit cards, unsecured loans and other retail lending portfolio relate to debt sales undertaken during the year. The £708m of disposals reported within Wholesale loans include debt sales and sale of Barclays Asset Finance.

Reconciliation of ECL movement to credit impairment (release)/charge for the period	£m
Home loans	(30)
Credit cards, unsecured loans and other retail lending	171
Wholesale loans	(475)
ECL movement excluding assets derecognised due to disposals and write-offs	(334)
Recoveries and reimbursements[a]	259
Exchange and other adjustments[b]	70
Credit impairment release on loan commitments and financial guarantees	(257)
Credit impairment release on other financial assets[c]	(15)
Credit impairment release for the year	(277)
Notes
aRecoveries and reimbursements includes a net reduction in amounts recoverable from financial guarantee contracts held with third parties of £290m and cash recoveries of previously written off amounts of £31m.
bIncludes foreign exchange and interest and fees in suspense.
cOther financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £135.5bn (2020: £150.3bn) and impairment allowance of £104m (2020: £145m). This comprises £4m (2020: £7m) ECL on £135.3bn (2020: £146.3bn) Stage 1 assets, £0m (2020: £6m) on £65m (2020: £3.8bn) Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets and £100m (2020: £132m) on £100m (2020: £132m) Stage 3 other assets.

Loan commitments and financial guarantees (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2021	125	—	2	—	4	—	131	—
Net transfers between stages	—	—	—	—	—	—	—	—
Business activity in the year	19	—	—	—	—	—	19	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(4)	—	—	—	—	—	(4)	—
Limit management and final repayments	(87)	—	(2)	—	(3)	—	(92)	—
As at 31 December 2021	53	—	—	—	1	—	54	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	68,211	34	6,244	33	30	23	74,485	90
Net transfers between stages	2,992	(4)	(3,431)	(2)	439	6	—	—
Business activity in the year	10,628	—	410	—	2	—	11,040	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	3,712	6	585	2	(437)	(9)	3,860	(1)
Limit management and final repayments	(6,888)	—	(594)	—	(2)	—	(7,484)	—
As at 31 December 2021	78,655	36	3,214	33	32	20	81,901	89

Wholesale loans[d]
As at 1 January 2021	160,404	205	39,426	446	2,031	28	201,861	679
Net transfers between stages	7,801	220	(6,730)	(214)	(1,071)	(6)	—	—
Business activity in the year	45,395	14	4,658	102	9	—	50,062	116
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	10,551	(232)	2	12	539	(13)	11,092	(233)
Limit management and final repayments	(46,145)	(40)	(8,939)	(105)	(491)	(7)	(55,575)	(152)
As at 31 December 2021	178,006	167	28,417	241	1,017	2	207,440	410
dBarclays Bank Group has issued £1.7bn (2020: £2.6bn) of guarantees that have been provided to subsidiaries of Barclays PLC outside the Barclays Bank Group. These guarantees have not been reported in the prior periods and the comparatives have not been restated.

Barclays Bank PLC 2021 Annual Report on Form 20-F	54

Risk review
Risk performance
Credit risk

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2020	9,604	16	674	40	1,056	292	11,334	348
Transfers from Stage 1 to Stage 2	(537)	(1)	537	1	—	—	—	—
Transfers from Stage 2 to Stage 1	204	7	(204)	(7)	—	—	—	—
Transfers to Stage 3	(157)	—	(52)	(7)	209	7	—	—
Transfers from Stage 3	29	—	55	1	(84)	(1)	—	—
Business activity in the year[a]	1,193	1	—	—	1	—	1,194	1
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	133	(17)	(62)	25	32	96	103	104
Final repayments	(842)	—	(47)	(1)	(98)	(1)	(987)	(2)
Write-offs[b]	—	—	—	—	(17)	(17)	(17)	(17)
As at 31 December 2020[c]	9,627	6	901	52	1,099	376	11,627	434

Credit cards, unsecured loans and other retail lending
As at 1 January 2020	29,541	362	4,450	784	2,129	1,471	36,120	2,617
Transfers from Stage 1 to Stage 2	(4,116)	(92)	4,116	92	—	—	—	—
Transfers from Stage 2 to Stage 1	994	139	(994)	(139)	—	—	—	—
Transfers to Stage 3	(464)	(19)	(516)	(188)	980	207	—	—
Transfers from Stage 3	21	12	59	8	(80)	(20)	—	—
Business activity in the year[a]	3,467	35	130	32	29	7	3,626	74
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	(4,613)	15	(1,231)	806	38	731	(5,806)	1,552
Final repayments	(2,232)	(29)	(168)	(23)	(68)	(8)	(2,468)	(60)
Transfers to Barclays Group[d]	(2,182)	(16)	(92)	(25)	(47)	(41)	(2,321)	(82)
Disposals[e]	(1,493)	(8)	(183)	(20)	(92)	(58)	(1,768)	(86)
Write-offs[b]	—	—	—	—	(1,036)	(1,036)	(1,036)	(1,036)
As at 31 December 2020[c]	18,923	399	5,571	1,327	1,853	1,253	26,347	2,979

Wholesale loans
As at 1 January 2020	89,200	114	7,515	234	1,163	383	97,878	731
Transfers from Stage 1 to Stage 2	(10,213)	(31)	10,213	31	—	—	—	—
Transfers from Stage 2 to Stage 1	2,651	25	(2,651)	(25)	—	—	—	—
Transfers to Stage 3	(772)	(3)	(642)	(50)	1,414	53	—	—
Transfers from Stage 3	189	—	34	1	(223)	(1)	—	—
Business activity in the year[a]	19,773	44	1,954	144	393	67	22,120	255
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	7,033	154	2,969	248	5	687	10,007	1,089
Final repayments	(24,098)	(22)	(2,844)	(28)	(283)	(59)	(27,225)	(109)
Transfers to Barclays Group[d]	(509)	(1)	(600)	(22)	(18)	(6)	(1,127)	(29)
Disposals[e]	—	—	(10)	—	—	—	(10)	—
Write-offs[b]	—	—	—	—	(284)	(284)	(284)	(284)
As at 31 December 2020[c]	83,254	280	15,938	533	2,167	840	101,359	1,653
Notes
a.Business activity during the year does not include additional drawdowns on the existing facility which are reported under “Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes”.
b.In 2020, gross write-offs amounted to £1,337m (2019: £1,293m) and post write-off recoveries amounted to £4m (2019: £73m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,333m (2019: £1,220m).
c.Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £150.3bn (2019: £125.5bn) and impairment allowance of £145m (2019: £22m). This comprises £7m ECL (2019 £10m) on £146.3bn stage 1 assets (2019: £124.7bn), £6m (2019: £2m) on £3.8bn stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (2019: £0.8bn) and £132m (2019: £10m) on £132m Stage 3 other assets (2019: £10m).
d.Transfers to Barclays Group include a £2.3bn transfer of the Barclays Partner Finance retail portfolio reported within Credit cards, unsecured loans and other retail lending and £1.1bn transfer of the Barclays Mercantile Business Finance Limited reported within loans to Barclays Principal Investments Limited.

Barclays Bank PLC 2021 Annual Report on Form 20-F	55

Risk review
Risk performance
Credit risk
e.The £1.8bn disposals reported within Credit cards, unsecured loans and other retail lending portfolio include sale of motor financing business within Barclays Partner Finance business. Disposal within Wholesale loans include sale of debt securities as part of Group Treasury Operations.

Reconciliation of ECL movement to credit impairment (release)/charge for the period	£m
Home loans	103
Credit cards, unsecured loans and other retail lending	1,484
Wholesale loans	1,206
ECL movement excluding assets derecognised due to disposals and write-offs	2,793
Recoveries and reimbursements[a]	(368)
Exchange and other adjustments[b]	267
Credit impairment charge on loan commitments and financial guarantees	547
Credit impairment charge on other financial assets[c]	138
Credit impairment charge for the year	3,377
Notes
aRecoveries and reimbursements includes £364m for reimbursements expected to be received under the arrangement where Group has entered into financial guarantee contracts which provide credit protection over certain loan assets with third parties. Cash recoveries of previously written off amounts to £4m.
bIncludes foreign exchange and interest and fees in suspense.
cOther financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £150.3bn (2019: £125.5bn) and impairment allowance of £145m (2019: £22m). This comprises £7m ECL (2019: £10m) on £146.3bn stage 1 assets (2019: £124.7bn), £6m (2019: £2m) on £3.8bn stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (2019: £0.8bn) and £132m (2019: £10m) on £132m Stage 3 other assets (2019: £10m).

Loan commitments and financial guarantees (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2020	34	—	—	—	—	—	34	—
Net transfers between stages	(4)	—	4	—	—	—	—	—
Business activity in the year	113	—	—	—	—	—	113	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1	—	—	—	4	—	5	—
Limit management and final repayments	(19)	—	(2)	—	—	—	(21)	—
As at 31 December 2020	125	—	2	—	4	—	131	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2020	78,257	22	2,053	15	67	14	80,377	51
Net transfers between stages	(4,124)	6	3,603	(2)	521	(4)	—	—
Business activity in the year	4,591	2	128	1	1	1	4,720	4
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1,471	5	1,076	20	(553)	15	1,994	40
Limit management and final repayments	(11,984)	(1)	(616)	(1)	(6)	(3)	(12,606)	(5)
As at 31 December 2020	68,211	34	6,244	33	30	23	74,485	90

Wholesale loans[a]
As at 1 January 2020	183,001	63	12,053	97	636	41	195,690	201
Net transfers between stages	(28,048)	67	27,052	(72)	996	5	—	—
Business activity in the year	42,904	32	4,705	102	774	2	48,383	136
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	12,755	50	(219)	334	(79)	(19)	12,457	365
Limit management and final repayments	(50,208)	(7)	(4,165)	(15)	(296)	(1)	(54,669)	(23)
As at 31 December 2020	160,404	205	39,426	446	2,031	28	201,861	679
Note
a Barclays Bank Group has issued £1.7bn (2020: £2.6bn) of guarantees that have been provided to subsidiaries of Barclays PLC outside the Barclays Bank Group. These guarantees have not been reported in the prior periods and the comparatives have not been restated.

Barclays Bank PLC 2021 Annual Report on Form 20-F	56

Risk review
Risk performance
Credit risk
Stage 2 decomposition

Loans and advances at amortised cost[a]
	2021		2020
	Gross Exposure	Impairment allowance	Gross Exposure	Impairment allowance
As at 31 December	£m	£m	£m	£m
Quantitative test	13,289	679	17,434	1,698
Qualitative test	2,593	314	3,228	180
30 days past due backstop	515	26	1,748	34
Total Stage 2	16,397	1,019	22,410	1,912
Note
aWhere balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL has been assigned in order of categories presented.
Stage 2 exposures are predominantly identified using quantitative tests where the lifetime probability of default (PD) has deteriorated more than a pre-determined amount since origination during the year driven by changes in macro-economic variables. This is augmented by inclusion of accounts meeting the designated high risk criteria (including watchlist) for the portfolio under the qualitative test. Qualitative tests include £1.4bn (2020: £2.0bn) relating to Corporate and Investment Bank and £1.1bn (2020: £1.0bn) relating to Consumer, Cards and Payments.
A small number of other accounts (3% of impairment allowances and 3% of gross exposure) are included in Stage 2. These accounts are not otherwise identified by the quantitative or qualitative tests but are more than 30 days past due. The percentage triggered by these backstop criteria is a measure of the effectiveness of the Stage 2 criteria in identifying deterioration prior to delinquency. These balances include items in Corporate and Investment Bank for reasons such as outstanding interest and fees rather than principal balances.
For further detail on the three criteria for determining a significant increase in credit risk required for Stage 2 classification, refer to Note 7.
Stage 3 decomposition

Loans and advances at amortised cost
	2021		2020
	Gross Exposure	Impairment allowance	Gross Exposure	Impairment allowance
As at 31 December	£m	£m	£m	£m
Exposures not charged-off including within cure period[a]	904	319	1,294	398
Exposures individually assessed or in recovery book[b]	2,444	1,365	3,825	2,071
Total Stage 3	3,348	1,684	5,119	2,469
Notes
aIncludes £0.7bn (2020: £0.6bn) of gross exposure in a cure period that must remain in Stage 3 for a minimum of 12 months before moving to Stage 2.
bExposures individually assessed or in recovery book cannot cure out of Stage 3.
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
Total management adjustments to impairment allowance are presented by product below:

Overview of management adjustments to models for impairment (audited)[a]
	2021		2020
	Management adjustments to impairment allowances	Proportion of total impairment allowances	Management adjustments to impairment allowances	Proportion of total impairment allowances
As at 31 December	£m	%	£m	%
Home loans	34	8.8	54	12.4
Credit cards, unsecured loans and other retail lending	966	40.4	960	31.3
Wholesale loans	142	11.6	(78)	(3.3)
Total	1,142	28.6	936	16.0

Barclays Bank PLC 2021 Annual Report on Form 20-F	57

Risk review
Risk performance
Credit risk

Management adjustments to models are presented by product below: (audited)[a]

	Impairment allowance pre management adjustments[b]	Economic uncertainty adjustments (a)	Other adjustments (b)	Total adjustments (a+b)	Total impairment allowance[c]

As at 31 December, 2021	£m	£m	£m	£m	£m
Home loans	352	34	—	34	386
Credit cards, unsecured loans and other retail lending	1,425	771	195	966	2,391
Wholesale loans	1,079	244	(102)	142	1,221
Total	2,856	1,049	93	1,142	3,998

As at 31 December, 2020	£m	£m	£m	£m	£m
Home loans	380	21	33	54	434
Credit cards, unsecured loans and other retail lending	2,109	986	(26)	960	3,069
Wholesale loans	2,410	379	(457)	(78)	2,332
Total	4,899	1,386	(450)	936	5,835
Notes:
a.Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
b.Includes £2.2bn (2020: £3.9bn) of modelled ECL, £0.5bn (2020: £0.8bn) of individually assessed impairments and £0.2bn (2020: £0.2bn) ECL from non-modelled exposures.
c.Total impairment allowance consists of ECL stock on drawn and undrawn exposures.
Economic uncertainty adjustments
Throughout the COVID-19 pandemic in 2020 and 2021, macroeconomic forecasts anticipated lasting impacts to unemployment levels and customer and client stress. More recent macroeconomic forecasts indicated that the outlook has improved, with measures of government and bank support starting to taper down and no material deterioration in customer delinquencies observed to date. However, the degree of economic uncertainty remains relatively high: credit deterioration may still occur when support measures are fully withdrawn across geographies; emerging supply chain disruption and inflationary pressures may challenge economic stability; and economic consensus may not capture the range of economic uncertainty associated with fast moving new COVID-19 variants such as Omicron.
Given this backdrop, management has recognised economic uncertainty adjustments to modelled outputs to address these sources of uncertainties and ensure that the potential impacts of stress are provided for. This uncertainty continues to be captured in two distinct ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to the withdrawal of support schemes and emerging economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.
The economic uncertainty adjustments of £1.0bn (2020 £1.4bn) include customer and client uncertainty provisions of £0.9bn (2020 £1.1bn) and model uncertainty provisions of £0.1bn (2020 £0.3bn).
Customer uncertainty provisions comprise:
a. An adjustment of £0.1bn (2020: £0.1bn) to adjust the probability of default (PDs) to pre-COVID-19 levels to offset the temporary improvement to PDs in light of reduced customer spend behaviour and support measures.
b. A vulnerable customer adjustment of £0.8bn (2020: £1.0bn) has been applied to customers and clients considered potentially vulnerable to the withdrawal of support schemes and emerging economic instability against which lifetime coverage is applied. This has marginally reduced considering the improved macro-economic and low customer delinquencies observed in 2021. This is split between credit cards, unsecured loans and other retail lending of £0.6bn (2020: £0.8bn) and wholesale loans of £0.2bn (2020: £0.2bn).
Model uncertainty provisions reduced by £0.2bn reflecting an update in adjustment in response to the modelled provisions following the update in the Q421 scenarios.
Other adjustments
Other adjustments are operational in nature and are expected to remain in place until they can be corrected in the underlying models. These adjustments result from data limitations and model performance related issues identified through established governance processes. The quantum of adjustments reduced in response to the Q421 scenarios as well as model enhancements made during the year. Material adjustments consist of the following:
Credit cards, unsecured loans and other retail lending: Includes an adjustment for model inaccuracies informed by model monitoring.
Wholesale loans: Represents the net adjustments for model inaccuracies informed by model monitoring. Further, it includes an adjustment to offset modelled ECL output in the Investment Bank to limit excessive ECL sensitivity to the macroeconomic variable for Federal Tax Receipts.

Barclays Bank PLC 2021 Annual Report on Form 20-F	58

Risk review
Risk performance
Credit risk
Measurement uncertainty and sensitivity analysis
Management has applied economic uncertainty and other adjustments to modelled ECL outputs. Economic uncertainty adjustments reflect the potential for specific customers and clients who may be more vulnerable to the full withdrawal of support and emerging economic instability and the degree to which economic consensus may not have captured the range of economic uncertainty associated with continued developments resulting from COVID-19. As a result, ECL is higher than would be the case if it were based on forecast economic scenarios alone.
The measurement of modelled ECL involves complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk. The Barclays Bank Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium term forecasts), Bloomberg (based on median of economic forecasts) and the Urban Land Institute (for US House Prices), which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a broadly similar severity to Barclays' internal stress tests and stress scenarios provided by regulators whilst also considering IFRS 9 specific sensitivities and non-linearity. The favourable scenarios are designed to reflect plausible upside risks to the Baseline scenario which are broadly consistent with the economic narrative approved by the Senior Scenario Review Committee. All scenarios are regenerated at a minimum semi-annually. The scenarios include eight key economic variables, (GDP, unemployment, House Price Index (HPI) and base rates in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately eight years.
Scenarios used to calculate the Barclays Bank Group’s ECL charge were reviewed and updated regularly throughout 2021, following the continuation of the COVID-19 pandemic throughout the year, including the emergence of the Omicron variant and the global vaccination rollout. The current Baseline scenario reflects the latest consensus economic forecasts; the steady recovery in GDP in both the UK and US continues with UK GDP returning to pre-COVID-19 pandemic levels by Q222. UK unemployment peaks at 5.0% in Q122 and US unemployment continues to decline. In the Downside 2 scenario, inflation continues to accelerate and the UK bank rate is increased to 4.0% and the US federal funds rate is increased to 3.5%, by the end of 2022, leading to a further downturn in GDP until Q323. Unemployment peaks in Q323 at 9.2% in the UK and 9.5% in the US. In the Upside 2 scenario, inflation expectations and global energy prices stabilise and GDP growth rises as COVID-19 risks continue to decline helping to release more of the pent-up demand and accumulated household savings into the economy. Unemployment rates decline gradually.
The methodology for estimating probability weights used in calculating ECL involves simulating a range of future paths for UK and US GDP using historical data. The five scenarios are mapped against the distribution of these future paths, with the median centred around the Baseline such that scenarios further from the Baseline attract a lower weighting. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The same scenarios and weights that are used in the estimation of expected credit losses are also used for internal planning purposes. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices, and credit cards and unsecured consumer loans are highly sensitive to unemployment.
The changes to the scenario weights in 2021 primarily reflect changes made to the severity of the scenarios. The Downside 2 scenario has been aligned with the internal stress test, which is informed by a weaker GDP outlook. The effect of this is to move the Downside 2 scenario further away from the Baseline, resulting in a lower weighting. For further details see page 62.
Although the macroeconomic outlook has improved, the level of uncertainty remains relatively high. A key judgement is the extent to which economic uncertainty experienced throughout the COVID-19 pandemic now reflects additional challenges, namely inflationary pressures and global supply chain disruptions. Inflationary headwinds have yet to materially impact customer affordability and corporate profitability data. A balanced approach has therefore been adopted in the sizing of expert judgements as we move away from a period characterised by significant customer support.
The economic uncertainty adjustments of £1.0bn (FY20: £1.4bn) have been applied as overlays to the modelled ECL output. These adjustments consist of a customer and client uncertainty provision of £0.9bn (FY20 £1.1bn) and a model uncertainty provision of £0.1bn (FY20 £0.3bn). For further details see page 58.
The tables below show the key macroeconomic variables used in the five scenarios (5 year annual paths), the probability weights applied to each scenario and the macroeconomic variables by scenario using ‘specific bases’ i.e. the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios and the lowest unemployment for upside scenarios. 5-year average tables and movement over time graphs provide additional transparency. Annual paths show quarterly averages for the year (unemployment and base rate) or change in the year (GDP and HPI).

Barclays Bank PLC 2021 Annual Report on Form 20-F	59

Risk review
Risk performance
Credit risk

Baseline average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	4.9	2.3	1.9	1.7
UK unemployment[b]	4.8	4.7	4.5	4.3	4.2
UK HPI[c]	4.7	1.0	1.9	1.9	2.3
UK bank rate	0.1	0.8	1.0	1.0	0.8
US GDP[a]	5.5	3.9	2.6	2.4	2.4
US unemployment[d]	5.5	4.2	3.6	3.6	3.6
US HPI[e]	11.8	4.5	5.2	4.9	5.0
US federal funds rate	0.2	0.3	0.9	1.2	1.3

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	6.3	3.3	2.6	2.0
UK unemployment[b]	4.5	6.7	6.4	5.8	5.1
UK HPI[c]	6.1	2.4	2.3	5.0	2.4
UK bank rate	0.2	—	(0.1)	—	0.1
US GDP[a]	(4.4)	3.9	3.1	2.9	2.9
US unemployment[d]	8.4	6.9	5.7	5.6	5.6
US HPI[e]	2.3	2.8	4.7	4.7	4.7
US federal funds rate	0.5	0.3	0.3	0.3	0.4

Downside 2 average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	0.2	(4.0)	2.8	4.3
UK unemployment[b]	4.8	7.2	9.0	7.6	6.3
UK HPI[c]	4.7	(14.3)	(21.8)	11.9	15.2
UK bank rate	0.1	2.2	3.9	3.1	2.2
US GDP[a]	5.5	(0.8)	(3.5)	2.5	3.2
US unemployment[d]	5.5	6.4	9.1	8.1	6.4
US HPI[e]	11.8	(6.6)	(9.0)	5.9	6.7
US federal funds rate	0.2	2.1	3.4	2.6	2.0

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	(3.9)	6.5	2.6	1.4
UK unemployment[b]	4.5	8.0	9.3	7.8	6.3
UK HPI[c]	6.1	(13.6)	(10.8)	0.5	1.5
UK bank rate	0.2	(0.2)	(0.2)	(0.1)	(0.1)
US GDP[a]	(4.4)	(2.4)	3.6	2.1	2.0
US unemployment[d]	8.4	13.4	11.9	10.1	8.2
US HPI[e]	2.3	(17.2)	(0.7)	0.6	1.3
US federal funds rate	0.5	0.3	0.3	0.3	0.3

Barclays Bank PLC 2021 Annual Report on Form 20-F	60

Risk review
Risk performance
Credit risk

Downside 1 average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	2.8	(0.7)	2.3	2.9
UK unemployment[b]	4.8	6.2	6.8	6.0	5.3
UK HPI[c]	4.7	(6.8)	(10.5)	6.9	8.6
UK bank rate	0.1	1.6	2.7	2.3	1.6
US GDP[a]	5.5	1.6	(0.4)	2.4	2.7
US unemployment[d]	5.5	5.4	6.6	6.1	5.2
US HPI[e]	11.8	(1.2)	(2.1)	4.8	5.2
US federal funds rate	0.2	1.3	2.3	2.1	1.8

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	(3.9)	6.5	2.6	1.4
UK unemployment[b]	4.5	8.0	9.3	7.8	6.3
UK HPI[c]	6.1	(13.6)	(10.8)	0.5	1.5
UK bank rate	0.2	(0.2)	(0.2)	(0.1)	(0.1)
US GDP[a]	(4.4)	(2.4)	3.6	2.1	2.0
US unemployment[d]	8.4	13.4	11.9	10.1	8.2
US HPI[e]	2.3	(17.2)	(0.7)	0.6	1.3
US federal funds rate	0.5	0.3	0.3	0.3	0.3

Upside 2 average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	7.2	4.0	2.7	2.1
UK unemployment[b]	4.8	4.5	4.1	4.0	4.0
UK HPI[c]	4.7	8.5	9.0	5.2	4.2
UK bank rate	0.1	0.2	0.5	0.5	0.3
US GDP[a]	5.5	5.3	4.1	3.5	3.4
US unemployment[d]	5.5	3.9	3.4	3.3	3.3
US HPI[e]	11.8	10.6	8.5	7.2	6.6
US federal funds rate	0.2	0.3	0.4	0.7	1.0

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	12.2	5.3	3.9	2.9
UK unemployment[b]	4.5	6.2	5.5	4.8	4.4
UK HPI[c]	6.1	6.6	10.4	10.8	7.3
UK bank rate	0.2	0.1	0.3	0.3	0.5
US GDP[a]	(4.4)	7.1	4.6	4.0	3.5
US unemployment[d]	8.4	5.5	4.3	4.1	4.1
US HPI[e]	2.3	8.8	9.1	8.9	7.5
US federal funds rate	0.5	0.3	0.4	0.6	0.9

Barclays Bank PLC 2021 Annual Report on Form 20-F	61

Risk review
Risk performance
Credit risk

Upside 1 average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	6.0	3.1	2.3	1.9
UK unemployment[b]	4.8	4.6	4.3	4.2	4.1
UK HPI[c]	4.7	5.0	5.0	3.9	3.3
UK bank rate	0.1	0.6	0.8	0.8	0.5
US GDP[a]	5.5	4.6	3.4	2.9	2.9
US unemployment[d]	5.5	4.0	3.5	3.5	3.5
US HPI[e]	11.8	8.3	7.0	6.0	5.7
US federal funds rate	0.2	0.3	0.6	1.0	1.1

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	9.3	3.9	3.4	2.5
UK unemployment[b]	4.5	6.4	6.0	5.2	4.7
UK HPI[c]	6.1	4.6	6.1	6.1	4.7
UK bank rate	0.2	0.1	0.1	0.3	0.3
US GDP[a]	(4.4)	5.5	4.0	3.7	3.3
US unemployment[d]	8.4	6.0	4.8	4.6	4.6
US HPI[e]	2.3	6.8	6.7	6.3	5.6
US federal funds rate	0.5	0.3	0.3	0.5	0.8
Notes
aAverage Real GDP seasonally adjusted change in year.
bAverage UK unemployment rate 16-year+.
cChange in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
dAverage US civilian unemployment rate 16-year+.
eChange in year end US HPI = FHFA house price index, relative to prior year end.

Scenario probability weighting (audited)
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2021
Scenario probability weighting	20.9	27.2	30.1	14.8	7.0
As at 31 December 2020
Scenario probability weighting	20.2	24.2	24.7	15.5	15.4
Specific bases show the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest points relative to the start point in the 20 quarter period.

Barclays Bank PLC 2021 Annual Report on Form 20-F	62

Risk review
Risk performance
Credit risk

Macroeconomic variables used in the calculation of ECL (specific bases) (audited)[a]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2021
UK GDP[b]	21.4	18.3	3.4	(1.6)	(1.6)
UK unemployment[c]	4.0	4.1	4.5	7.0	9.2
UK HPI[d]	35.7	23.8	2.4	(12.7)	(29.9)
UK bank rate[c]	0.1	0.1	0.7	2.8	4.0
US GDP[b]	22.8	19.6	3.4	1.5	(1.3)
US unemployment[c]	3.3	3.5	4.1	6.8	9.5
US HPI[d]	53.3	45.2	6.2	2.2	(5.0)
US federal funds rate[c]	0.1	0.1	0.8	2.3	3.5
As at 31 December 2020
UK GDP[b]	14.2	8.8	0.7	(22.1)	(22.1)
UK unemployment[c]	4.0	4.0	5.7	8.4	10.1
UK HPI[d]	48.2	30.8	3.6	(4.5)	(18.3)
UK bank rate[c]	0.1	0.1	—	0.6	0.6
US GDP[b]	15.7	12.8	1.6	(10.6)	(10.6)
US unemployment[c]	3.8	3.8	6.4	13.0	13.7
US HPI[d]	42.2	30.9	3.8	(3.7)	(15.9)
US federal funds rate[c]	0.1	0.1	0.3	1.3	1.3
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables used in the calculation of ECL (5 year averages) (audited)[a]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2021
UK GDP[e]	4.4	3.9	3.4	2.7	1.8
UK unemployment[f]	4.3	4.4	4.5	5.8	7.0
UK HPI[g]	6.3	4.4	2.4	0.3	(2.0)
UK bank rate[f]	0.3	0.5	0.7	1.7	2.3
US GDP[e]	4.4	3.9	3.4	2.4	1.3
US unemployment[f]	3.9	4.0	4.1	5.7	7.1
US HPI[g]	8.9	7.7	6.2	3.6	1.4
US federal funds rate[f]	0.5	0.6	0.8	1.5	2.1
As at 31 December 2020
UK GDP[e]	2.5	1.6	0.7	0.1	(0.9)
UK unemployment[f]	5.0	5.3	5.7	6.5	7.2
UK HPI[g]	8.2	5.5	3.6	(0.2)	(3.6)
UK bank rate[f]	0.3	0.2	—	—	(0.1)
US GDP[e]	2.9	2.4	1.6	0.8	0.1
US unemployment[f]	5.3	5.7	6.4	8.3	10.4
US HPI[g]	7.3	5.5	3.8	0.8	(3.0)
US federal funds rate[f]	0.5	0.5	0.3	0.3	0.3
Notes
aUK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index. 20 quarter period starts from Q121 (2020: Q120).
bMaximum growth relative to Q420 (2020: Q419), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline; minimum growth relative to Q420 (2020: Q419), based on 20 quarter period in Downside scenarios.
cLowest quarter in Upside scenarios; 5-year average in Baseline; highest quarter in Downside scenarios. Period based on 20 quarters from Q121 (2020: Q120).
dMaximum growth relative to Q420 (2020: Q419), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q420 (2020: Q419), based on 20 quarter period in Downside scenarios.
e5-year yearly average CAGR, starting 2020 (2020: 2019)
f5-year average. Period based on 20 quarters from Q121 (2020: Q120)
g5-year quarter end CAGR, starting Q420 (2020: Q419)

Barclays Bank PLC 2021 Annual Report on Form 20-F	63

Risk review
Risk performance
Credit risk
The graphs below plot the historical data for GDP growth rate and unemployment rate in the UK and US as well as the forecasted data under each of the five scenarios.
UK GDP
%
UK unemployment
%

25
20
15
10
5
0
-5
-10
-15
-20
-25
2018
2020
2022
2024
2026
2028
2030
U2
U1
BL
D1
D2

10
9
8
7
6
5
4
3
2
1
0
2018
2020
2022
2024
2026
2028
2030
U2
U1
BL
D1
D2

US GDP
%
US unemployment
%

15
10
5
0
-5
-10
-15
2018
2020
2022
2024
2026
2028
2030
U2
U1
BL
D1
D2

15
12
9
6
3
0
2018
2020
2022
2024
2026
2028
2030
U2
U1
BL
D1
D2

GDP growth based on year on year growth each quarter (Q/(Q-4))
ECL under 100% weighted scenarios for modelled portfolios (audited)
The table below shows the Expected Credit Loss (ECL) assuming scenarios have been 100% weighted. Model exposures are allocated to a stage based on the individual scenario rather than through a probability-weighted approach as required for Barclays Bank Group reported impairment allowances. As a result, it is not possible to back solve to the final reported weighted ECL from the individual scenarios as a balance may be assigned to a different stage dependent on the scenario. Model exposure uses Exposure At Default (EAD) values and is not directly comparable to gross exposure used in prior disclosures. For credit cards, unsecured loans and other retail lending, an average EAD measure is used (12 month or lifetime depending on stage allocation in each scenario). Therefore, the model exposure movement into Stage 2 is higher than the corresponding Stage 1 reduction.
All ECL using a model is included, with the exception of Treasury assets (£3.0m of ECL), Non-modelled exposures and management adjustments are excluded. Management adjustments can be found on page 57.
Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 31 December 2021 and not on macroeconomic scenarios.
The Downside 2 scenario represents a severe global recession with substantial falls in UK GDP. Unemployment rises towards 9.2% in UK markets and 9.5% in US markets and there are substantial falls in asset prices including housing.
Under the Downside 2 scenario, model exposure moves between stages as the economic environment weakens. This can be seen in the movement of £12.4bn of model exposure into Stage 2 between the Weighted and Downside 2 scenarios. ECL increases in Stage 2 predominantly due to unsecured portfolios as economic conditions deteriorate.

Barclays Bank PLC 2021 Annual Report on Form 20-F	64

Risk review
Risk performance
Credit risk

	Scenarios
As at 31 December 2021	Weighted	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Home loans	3,905	3,915	3,911	3,906	3,885	3,868
Credit cards, unsecured loans and other retail lending	19,001	19,357	19,284	19,201	17,445	13,785
Wholesale loans	142,804	145,097	144,688	143,967	140,402	135,764
Stage 1 Model ECL (£m)
Home loans	2	2	2	2	3	3
Credit cards, unsecured loans and other retail lending	221	157	164	173	254	332
Wholesale loans	219	189	200	216	250	282
Stage 1 Coverage (%)
Home loans	0.1	0.1	0.1	0.1	0.1	0.1
Credit cards, unsecured loans and other retail lending	1.2	0.8	0.9	0.9	1.5	2.4
Wholesale loans	0.2	0.1	0.1	0.2	0.2	0.2
Stage 2 Model exposure (£m)
Home loans	228	219	222	227	249	266
Credit cards, unsecured loans and other retail lending	1,991	1,584	1,683	1,793	3,605	7,331
Wholesale loans	29,124	26,831	27,240	27,961	31,525	36,163
Stage 2 Model ECL (£m)
Home loans	12	10	10	11	18	24
Credit cards, unsecured loans and other retail lending	365	264	295	333	599	2,278
Wholesale loans	506	395	420	462	712	1,229
Stage 2 Coverage (%)
Home loans	5.3	4.6	4.5	4.8	7.2	9.0
Credit cards, unsecured loans and other retail lending	18.3	16.7	17.5	18.6	16.6	31.1
Wholesale loans	1.7	1.5	1.5	1.7	2.3	3.4
Stage 3 Model exposure (£m)
Home loans	610	610	610	610	610	610
Credit cards, unsecured loans and other retail lending	1,028	1,028	1,028	1,028	1,028	1,028
Wholesale loans[a]	—	—	—	—	—	—
Stage 3 Model ECL (£m)
Home loans	297	290	292	296	310	320
Credit cards, unsecured loans and other retail lending	696	685	690	696	710	722
Wholesale loans[a]	—	—	—	—	—	—
Stage 3 Coverage (%)
Home loans	48.7	47.5	47.9	48.5	50.8	52.5
Credit cards, unsecured loans and other retail lending	67.7	66.6	67.1	67.7	69.1	70.2
Wholesale loans[a]	—	—	—	—	—	—
Total Model ECL (£m)
Home loans	311	302	304	309	331	347
Credit cards, unsecured loans and other retail lending	1,282	1,106	1,149	1,202	1,563	3,332
Wholesale loans[a]	725	584	620	678	962	1,511
Total ECL	2,318	1,992	2,073	2,189	2,856	5,190
Note
aMaterial wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £463m is reported as individually assessed impairments in the table below.

Barclays Bank PLC 2021 Annual Report on Form 20-F	65

Risk review
Risk performance
Credit risk

Reconciliation to total ECL	£m
Total model ECL	2,318
ECL from individually assessed impairments	463
ECL from non-modelled and other management adjustments[a]	1,217
Total ECL	3,998
Note
aIncludes £1.1bn of post model adjustments of which £0.1bn is included as part of the total model ECL and £0.2bn ECL from non-modelled exposures.
The dispersion of results around the Baseline is an indication of uncertainty around the future projections. The disclosure highlights the results of the alternative scenarios enabling the reader to understand the extent of the impact on exposure and ECL from the upside/downside scenarios. Consequently, the use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 5.9%, largely driven by credit card losses which have more linear loss profiles than wholesale loan positions.
Home loans: Total weighted ECL of £311m represents a 0.6% increase over the Baseline ECL (£309m) reflecting the nature of the Italy portfolio.
Credit cards, unsecured loans and other retail lending: Total weighted ECL of £1,282m represents a 6.7% increase over the Baseline ECL (£1,202m) reflecting the range of economic scenarios used, mainly impacted by unemployment and key retail variables. Total ECL increases to £3,332m under the Downside 2 scenario, mainly driven by Stage 2, where coverage rates increase to 31.1% from a weighted scenario approach of 18.3% and a £5.3bn increase in model exposure that meets the Significant Increase in Credit Risk criteria and transitions from Stage 1to Stage 2.
Wholesale loans: Total weighted ECL of £725m represents a 6.9% increase over the Baseline ECL (£678m) reflecting the range of economic scenarios used, with exposures in the Investment Bank particularly sensitive to the Downside 2 scenario.

Barclays Bank PLC 2021 Annual Report on Form 20-F	66

Risk review
Risk performance
Credit risk

	Scenarios
As at 31 December 2020	Weighted	Upside 2	Upside 1	Baseline	Downside 1	Downside 2

Stage 1 Model exposure (£m)
Home loans	4,404	4,422	4,416	4,407	4,387	4,365
Credit cards, unsecured loans and other retail lending	24,980	24,929	25,097	24,820	24,411	24,247
Wholesale loans	115,949	121,769	120,741	118,930	113,027	101,759
Stage 1 Model ECL (£m)
Home loans	4	4	4	4	5	5
Credit cards, unsecured loans and other retail lending	236	187	204	230	258	263
Wholesale loans	219	239	231	205	218	221
Stage 1 Coverage (%)
Home loans	0.1	0.1	0.1	0.1	0.1	0.1
Credit cards, unsecured loans and other retail lending	0.9	0.8	0.8	0.9	1.1	1.1
Wholesale loans	0.2	0.2	0.2	0.2	0.2	0.2

Stage 2 Model exposure (£m)
Home loans	557	539	545	554	575	597
Credit cards, unsecured loans and other retail lending	3,171	2,111	2,462	3,215	4,721	5,796
Wholesale loans	29,834	24,015	25,043	26,853	32,757	44,024
Stage 2 Model ECL (£m)
Home loans	33	31	31	32	36	40
Credit cards, unsecured loans and other retail lending	512	327	382	481	796	1,045
Wholesale loans	1,358	922	1,010	1,174	1,683	2,751
Stage 2 Coverage (%)
Home loans	5.9	5.8	5.7	5.8	6.3	6.7
Credit cards, unsecured loans and other retail lending	16.1	15.5	15.5	15.0	16.9	18.0
Wholesale loans	4.6	3.8	4.0	4.4	5.1	6.2

Stage 3 Model exposure (£m)
Home loans	728	728	728	728	728	728
Credit cards, unsecured loans and other retail lending	1,279	1,279	1,279	1,279	1,279	1,279
Wholesale loans[a]	863	863	863	863	863	863
Stage 3 Model ECL (£m)
Home loans	298	278	281	284	306	363
Credit cards, unsecured loans and other retail lending	1,190	1,170	1,180	1,191	1,211	1,210
Wholesale loans[a]	25	20	21	23	29	40
Stage 3 Coverage (%)
Home loans	40.9	38.2	38.6	39.0	42.0	49.9
Credit cards, unsecured loans and other retail lending	93.0	91.5	92.3	93.1	94.7	94.6
Wholesale loans[a]	2.9	2.3	2.4	2.7	3.4	4.6

Total Model ECL (£m)
Home loans	335	313	316	320	347	408
Credit cards, unsecured loans and other retail lending	1,938	1,684	1,766	1,902	2,265	2,518
Wholesale loans[a]	1,602	1,181	1,262	1,402	1,930	3,012
Total ECL	3,875	3,178	3,344	3,624	4,542	5,938
Note
aMaterial wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £835m is reported as individually assessed impairments in the table below.

Barclays Bank PLC 2021 Annual Report on Form 20-F	67

Risk review
Risk performance
Credit risk

Reconciliation to total ECL[a]	£m
Total model ECL	3,875
ECL from individually assessed impairments	835
ECL from non-modelled and other management adjustments	1,125
Total ECL	5,835
Note
aIncludes £0.9bn of post model adjustment and £0.2bn ECL from non-model exposures.

Barclays Bank PLC 2021 Annual Report on Form 20-F	68

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
Geographic concentrations
Exposure is concentrated in the Americas 44% (2020: 41%), in the UK 25% (2020: 25%) and Europe 24% (2020: 26%).

Credit risk concentrations by geography (audited)
Barclays Bank Group	United Kingdom	Americas	Europe	Asia	Africa and Middle East	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	45,470	38,735	76,846	7,789	245	169,085
Cash collateral and settlement balances	30,107	28,272	21,754	7,210	742	88,085
Loans and advances at amortised cost	62,269	50,718	23,576	4,775	3,921	145,259
Reverse repurchase agreements and other similar secured lending	9	123	351	2,508	186	3,177
Trading portfolio assets	12,852	29,478	15,062	4,943	890	63,225
Financial assets at fair value through the income statement	26,096	95,456	30,080	21,798	9,998	183,428
Derivative financial instruments	78,449	91,992	75,245	14,709	1,896	262,291
Financial assets at fair value through other comprehensive income	4,525	20,750	15,603	4,666	363	45,907
Other assets	747	224	17	6	—	994
Total on-balance sheet	260,524	355,748	258,534	68,404	18,241	961,451

Off-balance sheet:
Contingent liabilities	7,926	10,329	3,957	1,131	403	23,746
Loan commitments	46,616	192,270	38,567	5,079	1,919	284,451
Total off-balance sheet	54,542	202,599	42,524	6,210	2,322	308,197
Total	315,066	558,347	301,058	74,614	20,563	1,269,648

As at 31 December 2020
On-balance sheet:
Cash and balances at central banks	31,235	36,063	69,962	17,987	655	155,902
Cash collateral and settlement balances	30,261	27,255	30,105	9,487	508	97,616
Loans and advances at amortised cost	61,754	40,403	23,931	4,859	3,320	134,267
Reverse repurchase agreements and other similar secured lending	10	152	323	8,285	211	8,981
Trading portfolio assets	9,787	31,003	16,861	5,947	946	64,544
Financial assets at fair value through the income statement	31,745	88,302	25,706	14,742	7,524	168,019
Derivative financial instruments	93,685	90,796	101,099	14,532	2,581	302,693
Financial assets at fair value through other comprehensive income	6,921	19,451	22,138	3,276	115	51,901
Other assets	392	185	37	—	—	614
Total on-balance sheet	265,790	333,610	290,162	79,115	15,860	984,537

Off-balance sheet:
Contingent liabilities	5,200	10,121	3,809	1,222	580	20,932
Loan commitments	46,746	175,893	36,713	4,132	1,538	265,022
Total off-balance sheet	51,946	186,014	40,522	5,354	2,118	285,954
Total	317,736	519,624	330,684	84,469	17,978	1,270,491

Barclays Bank PLC 2021 Annual Report on Form 20-F	69

Risk review
Risk performance
Credit risk
Industry concentrations
Total exposures concentrated in banks and other financial institutions is 48% (2020: 51%), predominantly within derivative financial instruments and financial assets. The proportion of the overall exposure concentrated in governments and central banks is 22% (2020: 21%). Further details on material and emerging risks can be found on pages 26 to 38.

Credit risk concentrations by industry (audited)
Barclays Bank Group	Banks	Other financial insti-tutions	Manu- facturing	Const- ruction and property	Govern- ment and central bank	Energy and water	Wholesale and retail distribution and leisure	Business and other services	Home loans	Cards, unsecured loans and other personal lending	Other	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	28	—	—	—	169,057	—	—	—	—	—	—	169,085
Cash collateral and settlement balances	14,605	61,252	320	79	10,684	390	60	354	—	—	341	88,085
Loans and advances at amortised cost	7,955	33,563	5,821	13,714	15,462	4,244	7,266	13,881	10,985	26,477	5,891	145,259
Reverse repurchase agreements and other similar secured lending	595	2,049	—	—	533	—	—	—	—	—	—	3,177
Trading portfolio assets	2,560	8,818	4,881	1,048	32,483	4,043	1,734	4,716	—	—	2,942	63,225
Financial assets at fair value through the income statement	26,239	131,232	763	5,444	13,935	76	181	3,547	1,595	—	416	183,428
Derivative financial instruments	120,607	117,050	4,168	1,898	7,233	3,544	1,172	2,825	—	—	3,794	262,291
Financial assets at fair value through other comprehensive income	9,942	2,972	—	514	31,975	—	—	444	—	—	60	45,907
Other assets	401	474	1	—	8	—	—	105	—	—	5	994
Total on-balance sheet	182,932	357,410	15,954	22,697	281,370	12,297	10,413	25,872	12,580	26,477	13,449	961,451

Off-balance sheet:
Contingent liabilities	1,005	7,772	3,080	1,342	1,092	3,284	1,182	3,118	—	73	1,798	23,746
Loan commitments	1,340	53,212	42,434	15,752	1,360	26,447	15,811	25,201	341	76,759	25,794	284,451
Total off-balance sheet	2,345	60,984	45,514	17,094	2,452	29,731	16,993	28,319	341	76,832	27,592	308,197
Total	185,277	418,394	61,468	39,791	283,822	42,028	27,406	54,191	12,921	103,309	41,041	1,269,648

As at 31 December 2020
On-balance sheet:
Cash and balances at central banks	3	—	—	—	155,899	—	—	—	—	—	—	155,902
Cash collateral and settlement balances	17,961	66,696	375	35	10,828	871	30	576	—	—	244	97,616
Loans and advances at amortised cost	8,649	24,766	7,122	12,889	13,759	4,554	7,814	13,528	11,193	23,955	6,038	134,267
Reverse repurchase agreements and other similar secured lending	656	7,964	—	—	361	—	—	—	—	—	—	8,981
Trading portfolio assets	2,752	11,464	4,104	516	35,607	3,052	1,883	2,625	—	—	2,541	64,544
Financial assets at fair value through the income statement	22,766	131,929	603	2,481	5,519	13	64	3,479	971	—	194	168,019
Derivative financial instruments	155,986	116,421	4,126	2,725	11,649	3,288	1,235	2,496	—	—	4,767	302,693
Financial assets at fair value through other comprehensive income	13,003	4,258	1	333	33,774	—	—	527	—	—	5	51,901
Other assets	303	193	5	3	1	10	1	95	—	—	3	614
Total on-balance sheet	222,079	363,691	16,336	18,982	267,397	11,788	11,027	23,326	12,164	23,955	13,792	984,537

Off-balance sheet:
Contingent liabilities	1,150	5,501	3,187	1,260	1,028	3,223	978	2,283	—	155	2,167	20,932
Loan commitments	1,773	51,900	39,447	12,843	1,398	25,766	16,626	24,001	134	69,646	21,488	265,022
Total off-balance sheet	2,923	57,401	42,634	14,103	2,426	28,989	17,604	26,284	134	69,801	23,655	285,954
Total	225,002	421,092	58,970	33,085	269,823	40,777	28,631	49,610	12,298	93,756	37,447	1,270,491

Barclays Bank PLC 2021 Annual Report on Form 20-F	70

Risk review
Risk performance
Credit risk
Approach to management and representation of credit quality
Asset credit quality
The credit quality distribution is based on the IFRS 9 12 month probability of default (PD) at the reporting date to ensure comparability with other ECL disclosures in Expected Credit Losses section on pages 52 to 57.
The Barclays Bank Group uses the following internal measures to determine credit quality for loans:

Default Grade	Retail and Wholesale lending Probability of default	Credit Quality Description
1-3	0.0 to < 0.05%	Strong
4-5	0.05 to < 0.15%
6-8	0.15 to < 0.30%
9-11	0.30 to < 0.60%
12-14	0.60 to < 2.15%	Satisfactory
15-19	2.15 to < 10%
19	10 to < 11.35%
20-21	11.35% to < 100%	Higher Risk
22	100%	Credit Impaired
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
Overview
As at 31 December 2021, the ratio of the Barclays Bank Group’s on-balance sheet assets classified as strong (0.0 < 0.60%) remained stable at 86% (2020: 86%) of total assets exposed to credit risk.

Barclays Bank PLC 2021 Annual Report on Form 20-F	71

Risk review
Risk performance
Credit risk

Balance sheet credit quality (audited)
Barclays Bank Group	PD Range	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total
As at 31 December 2021		£m	£m	£m	£m	%	%	%	%
Cash and balances at central banks		169,085	—	—	169,085	100	—	—	100
Cash collateral and settlement balances		78,881	9,194	10	88,085	90	10	—	100
Loans and advances at amortised cost
Home loans		9,519	809	657	10,985	87	7	6	100
Credit cards, unsecured loans and other retail lending		18,460	6,178	1,322	25,960	71	24	5	100
Wholesale loans		78,239	26,992	3,083	108,314	72	25	3	100
Total loans and advances at amortised cost		106,218	33,979	5,062	145,259	73	23	4	100
Reverse repurchase agreements and other similar secured lending		3,091	86	—	3,177	97	3	—	100
Trading portfolio assets:
Debt securities		44,488	5,735	477	50,700	88	11	1	100
Traded loans		2,172	10,144	209	12,525	17	81	2	100
Total trading portfolio assets		46,660	15,879	686	63,225	74	25	1	100
Financial assets at fair value through the income statement:
Loans and advances		16,977	18,896	28	35,901	47	53	—	100
Debt securities		1346	858	52	2,256	60	38	2	100
Reverse repurchase agreements		108,609	36,047	530	145,186	75	25	—	100
Other financial assets		67	18	—	85	79	21	—	100
Total financial assets at fair value through the income statement		126,999	55,819	610	183,428	70	30	—	100
Derivative financial instruments		246,347	15,678	266	262,291	94	6	—	100
Financial assets at fair value through other comprehensive income		45,901	6	—	45,907	100	—	—	100
Other assets		948	46	—	994	95	5	—	100
Total on-balance sheet		824,130	130,687	6,634	961,451	86	13	1	100

As at 31 December 2020
Cash and balances at central banks		155,902	—	—	155,902	100	—	—	100
Cash collateral and settlement balances		86,882	10,725	9	97,616	89	11	—	100
Loans and advances at amortised cost
Home loans		7,582	2,840	771	11,193	68	25	7	100
Credit cards, unsecured loans and other retail lending		10,742	11,259	1,367	23,368	46	48	6	100
Wholesale loans		75,672	20,828	3,206	99,706	76	21	3	100
Total loans and advances at amortised cost		93,996	34,927	5,344	134,267	70	26	4	100
Reverse repurchase agreements and other similar secured lending		8,969	12	—	8,981	100	—	—	100
Trading portfolio assets:
Debt securities		51,109	4,871	216	56,196	91	9	—	100
Traded loans		704	5,107	2,537	8,348	9	61	30	100
Total trading portfolio assets		51,813	9,978	2,753	64,544	80	16	4	100
Financial assets at fair value through the income statement:
Loans and advances		13,174	14,232	43	27,449	48	52	—	100
Debt securities		1,136	515	46	1,697	67	30	3	100
Reverse repurchase agreements		96,318	41,566	674	138,558	70	30	—	100
Other financial assets		302	13	—	315	96	4	—	100
Total financial assets at fair value through the income statement		110,930	56,326	763	168,019	66	34	—	100
Derivative financial instruments		282,864	19,352	477	302,693	94	6	—	100
Financial assets at fair value through other comprehensive income		51,893	8	—	51,901	100	—	—	100
Other assets		572	42	—	614	93	7	—	100
Total on-balance sheet		843,821	131,370	9,346	984,537	86	13	1	100

Barclays Bank PLC 2021 Annual Report on Form 20-F	72

Risk review
Risk performance
Credit risk
Credit exposures by internal PD grade
The below tables represents credit risk profile by PD grade for loans and advances at amortised cost, contingent liabilities and loan commitments.
Stage 1 higher risk assets, presented gross of associated collateral held, are of weaker credit quality but have not significantly deteriorated since origination.
IFRS 9 Stage 1 and Stage 2 classification is not dependent solely on the absolute probability of default but on elements that determine a Significant Increase in Credit Risk (see Note 7 to the financial statements on page 124), including relative movement in probability of default since initial recognition. There is therefore no direct relationship between credit quality and IFRS 9 stage classification.

Barclays Bank Group
As at 31 December 2021
Credit risk profile by internal PD grade for loans and advances at amortised cost (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	52,756	855	—	53,611	280	6	—	286	53,325	0.5
4-5	0.05 to < 0.15%	Strong	17,797	211	—	18,008	6	2	—	8	18,000	—
6-8	0.15 to < 0.30%	Strong	10,764	1,220	—	11,984	15	7	—	22	11,962	0.2
9-11	0.30 to < 0.60%	Strong	21,865	1,136	—	23,001	55	15	—	70	22,931	0.3
12-14	0.60 to < 2.15%	Satisfactory	16,429	3,508	—	19,937	160	116	—	276	19,661	1.4
15-19	2.15 to < 10%	Satisfactory	6,653	4,995	—	11,648	169	302	—	471	11,177	4.0
19	10 to < 11.35%	Satisfactory	2,156	1,276	—	3,432	39	252	—	291	3,141	8.5
20-21	11.35 to < 100%	Higher Risk	593	3,196	—	3,789	72	319	—	391	3,398	10.3
22	100%	Credit Impaired	—	—	3,348	3,348	—	—	1,684	1,684	1,664	50.3
Total			129,013	16,397	3,348	148,758	796	1,019	1,684	3,499	145,259	2.4

As at 31 December 2020
Credit risk profile by internal PD grade for loans and advances at amortised cost (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	36,388	689	—	37,077	2	3	—	5	37,072	—
4-5	0.05 to < 0.15%	Strong	17,008	627	—	17,635	17	4	—	21	17,614	0.1
6-8	0.15 to < 0.30%	Strong	13,667	2,463	—	16,130	34	52	—	86	16,044	0.5
9-11	0.30 to < 0.60%	Strong	21,049	2,432	—	23,481	88	127	—	215	23,266	0.9
12-14	0.60 to < 2.15%	Satisfactory	16,951	4,913	—	21,864	293	351	—	644	21,220	2.9
15-19	2.15 to < 10%	Satisfactory	5,264	6,661	—	11,925	183	651	—	834	11,091	7.0
19	10 to < 11.35%	Satisfactory	1,042	1,698	—	2,740	25	99	—	124	2,616	4.5
20-21	11.35 to < 100%	Higher Risk	435	2,927	—	3,362	43	625	—	668	2,694	19.9
22	100%	Credit Impaired	—	—	5,119	5,119	—	—	2,469	2,469	2,650	48.2
Total			111,804	22,410	5,119	139,333	685	1,912	2,469	5,066	134,267	3.6

As at 31 December 2021
Credit risk profile by internal PD grade for contingent liabilities[a] (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	8,240	172	—	8,412	2	1	—	3	8,409	—
4-5	0.05 to < 0.15%	Strong	3,479	503	—	3,982	2	2	—	4	3,978	0.1
6-8	0.15 to < 0.30%	Strong	1,996	199	—	2,195	2	2	—	4	2,191	0.2
9-11	0.30 to < 0.60%	Strong	2,794	216	—	3,010	4	1	—	5	3,005	0.2
12-14	0.60 to < 2.15%	Satisfactory	1,990	286	—	2,276	19	8	—	27	2,249	1.2
15-19	2.15 to < 10%	Satisfactory	817	479	—	1,296	5	10	—	15	1,281	1.2
19	10 to < 11.35%	Satisfactory	607	254	—	861	21	42	—	63	798	7.3
20-21	11.35 to < 100%	Higher Risk	141	1,162	—	1,303	3	77	—	80	1,223	6.1
22	100%	Credit Impaired	—	—	180	180	—	—	1	1	179	0.6
Total			20,064	3,271	180	23,515	58	143	1	202	23,313	0.9

Barclays Bank PLC 2021 Annual Report on Form 20-F	73

Risk review
Risk performance
Credit risk

As at 31 December 2020
Credit risk profile by internal PD grade for contingent liabilities[a] (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	5,502	188	—	5,690	1	—	—	1	5,689	—
4-5	0.05 to < 0.15%	Strong	2,765	428	—	3,193	3	2	—	5	3,188	0.2
6-8	0.15 to < 0.30%	Strong	1,468	165	—	1,633	3	4	—	7	1,626	0.4
9-11	0.30 to < 0.60%	Strong	3,524	552	—	4,076	5	33	—	38	4,038	0.9
12-14	0.60 to < 2.15%	Satisfactory	2,712	546	—	3,258	8	25	—	33	3,225	1.0
15-19	2.15 to < 10%	Satisfactory	305	398	—	703	7	21	—	28	675	4.0
19	10 to < 11.35%	Satisfactory	264	423	—	687	17	83	—	100	587	14.6
20-21	11.35 to < 100%	Higher Risk	40	769	—	809	—	61	—	61	748	7.5
22	100%	Credit Impaired	—	—	654	654	—	—	10	10	644	1.5
Total			16,580	3,469	654	20,703	44	229	10	283	20,420	1.4

As at 31 December 2021
Credit risk profile by internal PD grade for loan commitments[a] (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	92,864	3,002	—	95,866	5	3	—	8	95,858	—
4-5	0.05 to < 0.15%	Strong	55,979	5,345	—	61,324	10	5	—	15	61,309	—
6-8	0.15 to < 0.30%	Strong	22,345	2,079	—	24,424	7	6	—	13	24,411	0.1
9-11	0.30 to < 0.60%	Strong	23,445	2,312	—	25,757	5	5	—	10	25,747	—
12-14	0.60 to < 2.15%	Satisfactory	23,189	3,240	—	26,429	79	23	—	102	26,327	0.4
15-19	2.15 to < 10%	Satisfactory	6,362	2,749	—	9,111	20	21	—	41	9,070	0.5
19	10 to < 11.35%	Satisfactory	10,270	2,964	—	13,234	8	13	—	21	13,213	0.2
20-21	11.35 to < 100%	Higher Risk	2,196	6,669	—	8,865	11	55	—	66	8,799	0.7
22	100%	Credit Impaired	—	—	870	870	—	—	21	21	849	2.4
Total			236,650	28,360	870	265,880	145	131	21	297	265,583	0.1

As at 31 December 2020
Credit risk profile by internal PD grade for loan commitments[a] (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	52,522	5,311	—	57,833	3	1	—	4	57,829	—
4-5	0.05 to < 0.15%	Strong	62,677	5,730	—	68,407	11	8	—	19	68,388	—
6-8	0.15 to < 0.30%	Strong	41,621	6,260	—	47,881	15	20	—	35	47,846	0.1
9-11	0.30 to < 0.60%	Strong	25,461	6,187	—	31,648	14	19	—	33	31,615	0.1
12-14	0.60 to < 2.15%	Satisfactory	20,730	6,978	—	27,708	113	18	—	131	27,577	0.5
15-19	2.15 to < 10%	Satisfactory	3,621	2,991	—	6,612	23	44	—	67	6,545	1.0
19	10 to < 11.35%	Satisfactory	4,778	4,971	—	9,749	11	25	—	36	9,713	0.4
20-21	11.35 to < 100%	Higher Risk	750	3,775	—	4,525	5	115	—	120	4,405	2.7
22	100%	Credit Impaired	—	—	1,411	1,411	—	—	41	41	1,370	2.9
Total			212,160	42,203	1,411	255,774	195	250	41	486	255,288	0.2
Notes
aExcludes loan commitments and financial guarantees carried at fair value of £18.8bn (2020: £9.5bn) for Barclays Bank Group.
bBarclays Bank Group has issued £1.7bn (2020: £2.6bn) of guarantees that have been provided to subsidiaries of Barclays PLC outside the Barclays Bank Group. These guarantees have not been reported in the prior periods and the comparatives have not been restated.
Analysis of specific portfolios and asset types

Barclays Bank PLC 2021 Annual Report on Form 20-F	74

Risk review
Risk performance
Credit risk
Credit cards, unsecured loans and other retail lending
The principal portfolios listed below accounted for 76% (2020: 77%) of Barclays Bank Group’s total credit cards, unsecured loans and other retail lending.

Credit Cards and unsecured loans principal portfolio
	Gross Exposure	30 Day Arrears, excluding recoveries book	90 Day Arrears, excluding recoveries book	Annualised Gross Write-off Rates	Annualised Net Write-off Rates
	£m	%	%	%	%
As at 31 December 2021
US cards	17,779	1.6	0.8	4.3	4.2
Germany consumer lending	3,559	1.5	0.7	0.9	0.8
As at 31 December 2020
US cards	16,845	2.5	1.4	5.6	5.6
Germany consumer lending	3,458	1.9	0.8	1.2	1.1
US cards: 30 and 90 day arrears rates improved and remain below pre-pandemic levels due to continued benefit from government support schemes throughout the pandemic and industry payment deferrals that were made available to consumers.
Germany consumer lending: 30 and 90 day arrears rates reduced in 2021 due to improved payment behaviour of formerly high-risk customers as unemployment eased, and the benefit from government support in the local market continued.
Government supported loans
Throughout the COVID-19 pandemic Barclays Group has supported its customers and clients by participating in the UK Government's Coronavirus Business Interruption Loan Scheme (CBILs), Coronavirus Large Business Interruption Loan Scheme (CLBILs) and the Recovery Loan Scheme (RLS).

Government supported loans
	Gross exposure				Impairment allowance			Impairment coverage		Government guaranteed exposure
	Stage 1	Stage 2	Stage 3	Total	Modelled Impairment	Management adjustment	Impairment post Management adjustment	Pre Management adjustment	Post Management adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	%	%	£m
As at 31 December 2021
Barclays International
CBILs	619	146	6	771	5	—	5	0.6	0.6	617
CLBILs	163	56	2	221	1	—	1	0.4	0.4	177
RLSs	1	—	—	1	—	—	—	4.7	4.7	1
Total	783	202	8	993	6	—	6	0.6	0.6	795

As at 31 December 2020
Barclays International
CBILs	846	112	1	959	12	—	12	1.2	1.2	768
CLBILs	184	23	8	215	2	—	2	0.8	0.8	171
RLSs	—	—	—	—	—	—	—	—	—	—
Total	1,030	135	9	1,174	14	—	14	1.2	1.2	939
The CBILs scheme was launched to provide financial support to smaller and medium-sized businesses and CLBILs for larger businesses in the UK who may experience financial difficulties as a result of the COVID-19 outbreak. The RLS aims to help UK businesses access finance as they recover and grow following the COVID-19 pandemic. These loans are guaranteed by the Government at 80% for CBILs, CLBILs and RLS as at the balance sheet date.
75

Risk review
Risk performance
Market risk

Summary of Contents	Page
■Market risk overview	99	Outlines key measures used to summarise the market risk profile of the Barclays Bank Group such as VaR.
■Measures of market risk in the Barclays Bank Group and accounting measures	99
■Summary of performance in the period	99
■Traded market risk	99	The Barclays Bank Group discloses details on management measures of market risk. Total management VaR includes all trading positions and is presented on a diversified basis by risk factor.
■Review of management measures	99
–The daily average, maximum and minimum values of management VaR	99
–Business scenario stresses	100	This section also outlines the macroeconomic conditions modelled as part of the Barclays Bank Group’s risk management framework.

Barclays Bank PLC 2021 Annual Report on Form 20-F	76

Risk review
Risk performance
Market risk
All disclosures in this section pages 77 to 100 are unaudited unless otherwise stated.
Overview
This section contains key statistics describing the market risk profile of the Barclays Bank Group:
•The market risk management section on page 42 provides a description of management VaR. Management measures are shown on page 77.
Measures of market risk in the Barclays Bank Group and accounting measures
Traded market risk measures such as VaR and balance sheet exposure measures have fundamental differences:
•Balance sheet measures show accruals-based balances or marked to market values as at the reporting date.
•VaR measures also take account of current marked to market values but, in addition, hedging effects between positions are considered.
•Market risk measures are expressed in terms of changes in value or volatilities as opposed to static values.
For these reasons, it is not possible to present direct reconciliations of traded market risk and accounting measures.
Summary of performance in the period
Average management VaR decreased by 39% to £19m (2020: £31m), driven by reduced risk taking, lower market volatility and the impact of a methodology update in March 2021 which changed the historical lookback period of the VaR model from two years to one year. The methodology change has increased the responsiveness of the model to changes over time in volatility levels in the lookback period.
Traded market risk review
Review of management measures
The following disclosures provide details of management measures of market risk.
The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and the supporting Barclays Bank Group Treasury desks.
Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.
The daily average, maximum and minimum values of management VaR

Management VaR (95%, one day) (audited)
	2021			2020
	Average	High	Low	Average	High	Low
For the year ended 31 December	£m	£m	£m	£m	£m	£m
Credit risk	14	30	7	20	38	10
Interest rate risk	7	14	4	10	17	6
Equity risk	9	29	4	13	35	6
Basis risk	5	10	3	9	14	7
Spread risk	4	6	3	5	9	3
Foreign exchange risk	4	16	1	4	7	2
Commodity risk	—	1	—	1	1	—
Inflation risk	3	5	2	2	3	1
Diversification effect[a]	(27)	n/a	n/a	(33)	n/a	n/a
Total management VaR	19	36	6	31	57	17
Note
aDiversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Barclays Bank PLC 2021 Annual Report on Form 20-F	77

Risk review
Risk performance
Market risk
Barclays Bank Group Management VaRa (£m)
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
In 2021, the scenario analyses showed that the largest market risk related impacts would be due to a severe deterioration in financial liquidity and a global recession.

Barclays Bank PLC 2021 Annual Report on Form 20-F	78

Risk review
Risk performance
Treasury and Capital risk

Summary of Contents	Page
Liquidity risk performance
■Liquidity risk overview	80
The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
This section provides an overview of the Barclays Bank Group’s liquidity risk.

■Liquidity risk stress testing	80

■Contractual maturity of financial assets and liabilities	81	Provides details on the contractual maturity of all financial instruments and other assets and liabilities.

Capital risk performance
■Capital risk overview	85
Capital risk is the risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the firm’s pension plans.
This section details Barclays Bank Group’s capital and leverage position.

–Capital ratios	85
–Capital resources	85
–Capital Requirements Regulation (CRR) leverage ratio	85

■Foreign exchange risk	86	Barclays Bank Group discloses the two sources of foreign exchange risk that it is exposed to.
–Transactional foreign currency exposure	86
–Translational foreign exchange exposure	86
–Functional currency of operations	86

■Pension risk review	87	A review focusing on the UK retirement fund, which represents the majority of Barclays Bank Group’s total retirement benefit obligation.
–Assets	87
–Liabilities	87
–IAS 19 position	88
–Risk measurement	88

Interest rate risk in the banking book performance
■Interest rate risk in the banking book overview and summary of performance	89
A description of the non-traded market risk framework is provided.
Barclays Bank Group discloses a sensitivity analysis on pre-tax net interest income for non-trading financial assets and liabilities. The analysis is carried out by currency.
Barclays Bank Group discloses the overall impact of a parallel shift in interest rates on other comprehensive income and cash flow hedges.
Barclays Bank Group measures the volatility of the value of the FVOCI instruments in the liquidity pool through non-traded market risk VaR.

■Net interest income sensitivity	89
■Analysis of equity sensitivity	90
■Volatility of the FVOCI portfolio in the liquidity pool	90

Barclays Bank PLC 2021 Annual Report on Form 20-F	79

Risk review
Risk performance
Treasury and Capital risk
Liquidity risk
All disclosures in this section pages 80 to 84 are unaudited unless otherwise stated.
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
The Liquidity Coverage Ratio (LCR) requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.
As at 31 December 2021, Barclays Bank PLC DoLSub held eligible liquid assets well above 100% of net stressed outflows to its internal and regulatory requirements. The split of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to the Barclays Group.
A significant proportion of the liquidity pool is located in Barclays Bank PLC and Barclays Bank Ireland PLC. The residual portion of the liquidity pool, which is predominantly in the US subsidiaries, is held against entity-specific stress outflows and local regulatory requirements.
The liquidity pool declined slightly to £205bn (December 2020: £206bn), while the LCR remained above the 100% regulatory requirement at 140% (December 2020:145%). The liquidity pool movement was driven by further growth in deposits, borrowing from the Bank of England's Term Funding Scheme with additional incentives for SMEs (TFSME) and an increase in wholesale funding, which were offset by an increase in business funding consumption.

	2021	2020
As at 31 December	£bn	£bn
Barclays Bank Group liquidity pool	205	206
	%	%
Barclays Bank PLC DoLSub Liquidity Coverage Ratio	140	145
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
The Barclays Bank Group also supports various central bank monetary initiatives, such as the Bank of England’s Term Funding Scheme (TFS) and Term Funding Scheme with additional incentives for SMEs (TFSME), and the European Central Bank’s Targeted Long-Term Refinancing Operations (TLTRO). These are reported under ‘repurchase agreements and other similar secured borrowing’ on the balance sheet. In 2021, Barclays Bank Group repaid the remaining £1.4bn TFS balance outstanding at the beginning of the year, and drew an additional £3.4bn under TFSME and an additional £0.5bn under TLTRO during the year; £7.0bn TFSME and £2.7bn TLTRO balances were outstanding at the year-end.

Barclays Bank PLC 2021 Annual Report on Form 20-F	80

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

Contractual maturity of financial assets and liabilities (audited)
Barclays Bank Group	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	168,881	204	—	—	—	—	—	—	—	—	169,085
Cash collateral and settlement balances	2,743	85,342	—	—	—	—	—	—	—	—	88,085
Loans and advances at amortised cost	17,470	7,855	6,745	4,238	9,611	19,162	20,813	27,416	14,420	17,529	145,259
Reverse repurchase agreements and other similar secured lending	58	2,934	—	—	—	184	—	—	—	1	3,177
Trading portfolio assets	146,871	—	—	—	—	—	—	—	—	—	146,871
Financial assets at fair value through the income statement	24,174	127,244	9,280	7,036	3,336	5,351	5,376	2,062	1,996	2,371	188,226
Derivative financial instruments	262,046	36	1	—	—	—	—	184	15	9	262,291
Financial assets at fair value through other comprehensive income	—	3,194	1,080	449	547	2,656	5,389	10,093	13,823	8,677	45,908
Other financial assets	607	255	130	2	—	—	—	—	—	—	994
Total financial assets	622,850	227,064	17,236	11,725	13,494	27,353	31,578	39,755	30,254	28,587	1,049,896
Other assets											11,882
Total assets											1,061,778
Liabilities
Deposits at amortised cost	201,501	41,632	12,380	1,920	2,898	558	435	242	1,031	231	262,828
Cash collateral and settlement balances	2,951	76,096	—	—	—	—	—	—	—	—	79,047
Repurchase agreements and other similar secured borrowing	20	5,022	—	—	—	3,216	4,424	—	—	87	12,769
Debt securities in issue	—	18,274	12,150	5,845	3,254	463	3,319	1,792	2,654	637	48,388
Subordinated liabilities	—	1,005	—	74	1,243	7,030	2,251	5,714	8,490	6,378	32,185
Trading portfolio liabilities	53,291	—	—	—	—	—	—	—	—	—	53,291
Financial liabilities designated at fair value	14,342	158,237	17,065	10,556	3,909	7,855	9,185	8,558	7,746	13,678	251,131
Derivative financial instruments	255,471	4	22	—	2	121	151	279	111	362	256,523
Other financial liabilities	87	3,656	15	15	12	443	52	102	183	27	4,592
Total financial liabilities	527,663	303,926	41,632	18,410	11,318	19,686	19,817	16,687	20,215	21,400	1,000,754
Other liabilities											4,537
Total liabilities											1,005,291
Cumulative liquidity gap	95,187	18,325	(6,071)	(12,756)	(10,580)	(2,913)	8,848	31,916	41,955	49,142	56,487

Barclays Bank PLC 2021 Annual Report on Form 20-F	81

Risk review
Risk performance
Treasury and Capital risk

Contractual maturity of financial assets and liabilities (audited)
Barclays Bank Group	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
As at 31 December 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	155,122	182	598	—	—	—	—	—	—	—	155,902
Cash collateral and settlement balances	1,281	96,335	—	—	—	—	—	—	—	—	97,616
Loans and advances at amortised cost	12,854	11,149	6,291	3,770	4,314	21,271	16,663	22,387	14,127	21,441	134,267
Reverse repurchase agreements and other similar secured lending	150	8,648	—	—	—	—	183	—	—	—	8,981
Trading portfolio assets	127,664	—	—	—	—	—	—	—	—	—	127,664
Financial assets at fair value through the income statement	17,377	123,948	7,547	6,959	4,027	4,294	1,216	2,284	1,853	2,256	171,761
Derivative financial instruments	302,429	24	—	—	—	15	15	112	77	21	302,693
Financial assets at fair value through other comprehensive income	—	3,086	1,627	151	95	3,059	3,770	12,741	19,236	8,137	51,902
Other financial assets	213	286	107	5	—	3	—	—	—	—	614
Total financial assets	617,090	243,658	16,170	10,885	8,436	28,642	21,847	37,524	35,293	31,855	1,051,400
Other assets											8,331
Total assets											1,059,731
Liabilities
Deposits at amortised cost	181,455	39,409	13,975	3,665	2,283	1,144	532	602	1,252	379	244,696
Cash collateral and settlement balances	1,944	83,605	—	—	—	—	—	—	—	—	85,549
Repurchase agreements and other similar secured borrowing	4	2,545	—	—	—	1,400	2,329	4,073	—	92	10,443
Debt securities in issue	—	12,207	3,808	3,833	1,791	2,124	640	2,815	1,995	210	29,423
Subordinated liabilities	—	3,708	3,222	459	143	3,545	4,811	6,241	5,629	4,247	32,005
Trading portfolio liabilities	46,139	—	—	—	—	—	—	—	—	—	46,139
Financial liabilities designated at fair value	15,555	172,250	8,677	5,067	2,928	8,593	6,939	8,576	8,344	12,697	249,626
Derivative financial instruments	299,637	—	50	—	—	66	67	174	183	403	300,580
Other financial liabilities	70	2,072	15	15	16	233	50	90	187	62	2,810
Total financial liabilities	544,804	315,796	29,747	13,039	7,161	17,105	15,368	22,571	17,590	18,090	1,001,271
Other liabilities											4,750
Total liabilities											1,006,021
Cumulative liquidity gap	72,286	148	(13,429)	(15,583)	(14,308)	(2,771)	3,708	18,661	36,364	50,129	53,710

Barclays Bank PLC 2021 Annual Report on Form 20-F	82

Risk review
Risk performance
Treasury and Capital risk
Expected maturity date may differ from the contractual dates, to account for:
▪Trading portfolio assets and liabilities and derivative financial instruments, which may not be held to maturity as part of the Barclays Bank Group’s trading strategies.
▪Corporate and retail deposits, reported under deposits at amortised cost, are repayable on demand or at short notice on a contractual basis. In practice, their behavioural maturity is typically longer than their contractual maturity, and therefore provide stable funding for the Barclays Bank Group’s operations and liquidity needs.
▪Loans to corporate and retail customers, which are included within loans and advances at amortised cost and financial assets at fair value, may be repaid earlier in line with terms and conditions of the contract.
▪Debt securities in issue, subordinated liabilities, and financial liabilities designated at fair value, may include early redemption features.
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
Derivative financial instruments held for trading and trading portfolio liabilities are included in the on demand column at their fair value.

Contractual maturity of financial liabilities - undiscounted (audited)
Barclays Bank Group	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Deposits at amortised cost	201,501	41,632	12,380	4,818	996	240	1,048	261	262,876
Cash collateral and settlement balances	2,951	76,096	—	—	—	—	—	—	79,047
Repurchase agreements and other similar secured borrowing	20	5,022	—	—	7,798	—	—	146	12,986
Debt securities in issue	—	18,293	12,168	9,075	3,879	1,832	2,938	744	48,929
Subordinated liabilities	—	1,061	—	1,404	9,328	5,917	8,918	8,752	35,380
Trading portfolio liabilities	53,291	—	—	—	—	—	—	—	53,291
Financial liabilities designated at fair value	14,342	158,273	17,096	14,557	17,440	8,865	7,949	21,522	260,044
Derivative financial instruments	255,471	4	22	2	276	291	122	449	256,637
Other financial liabilities	87	3,658	19	38	526	122	208	29	4,687
Total financial liabilities	527,663	304,039	41,685	29,894	40,243	17,267	21,183	31,903	1,013,877

As at 31 December 2020
Deposits at amortised cost	181,455	39,409	13,975	5,949	1,686	600	1,258	385	244,717
Cash collateral and settlement balances	1,944	83,605	—	—	—	—	—	—	85,549
Repurchase agreements and other similar secured borrowing	4	2,545	—	—	3,729	4,087	—	154	10,519
Debt securities in issue	—	12,226	3,818	5,629	2,799	2,923	2,098	277	29,770
Subordinated liabilities	—	3,716	3,342	703	8,845	6,555	6,922	6,500	36,583
Trading portfolio liabilities	46,139	—	—	—	—	—	—	—	46,139
Financial liabilities designated at fair value	15,555	172,282	8,684	7,998	15,599	8,586	8,369	20,398	257,471
Derivative financial instruments	299,637	4	50	—	133	175	190	442	300,631
Other financial liabilities	70	2,076	19	39	313	113	227	86	2,943
Total financial liabilities	544,804	315,863	29,888	20,318	33,104	23,039	19,064	28,242	1,014,322

Barclays Bank PLC 2021 Annual Report on Form 20-F	83

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

Maturity analysis of off-balance sheet commitments received (audited)

	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Guarantees, letters of credit and credit insurance	7,258	31	21	10	12	4	12	83	65	19	7,515
Other commitments received	455	—	—	—	—	—	—	—	—	—	455
Total off-balance sheet commitments received	7,713	31	21	10	12	4	12	83	65	19	7,970

As at 31 December 2020
Guarantees, letters of credit and credit insurance	6,462	86	37	68	8	18	14	47	40	25	6,805
Other commitments received	92	—	—	—	—	—	—	—	—	—	92
Total off-balance sheet commitments received	6,554	86	37	68	8	18	14	47	40	25	6,897

Maturity analysis of off-balance sheet commitments given (audited)

	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Contingent liabilities	23,607	135	4	—	—	—	—	—	—	—	23,746
Documentary credits and other short-term trade related transactions	1,582	2	—	—	—	—	—	—	—	—	1,584
Standby facilities, credit lines and other commitments	282,867	—	—	—	—	—	—	—	—	—	282,867
Total off-balance sheet commitments given	308,056	137	4	—	—	—	—	—	—	—	308,197

As at 31 December 2020
Contingent liabilities	20,630	213	57	6	1	25	—	—	—	—	20,932
Documentary credits and other short-term trade related transactions	1,084	1	1	—	—	—	—	—	—	—	1,086
Standby facilities, credit lines and other commitments	262,586	564	93	123	95	49	196	202	21	7	263,936
Total off-balance sheet commitments given	284,300	778	151	129	96	74	196	202	21	7	285,954
The above table on Maturity analysis of off-balance sheet commitments given for Barclays Bank Group includes £1.7bn (2020: £2.6bn) of guarantees that have been provided to subsidiaries of Barclays PLC outside the Barclays Bank Group. These guarantees have not been reported in the prior periods and the comparatives have not been restated. These are all On demand.

Barclays Bank PLC 2021 Annual Report on Form 20-F	84

Risk review
Risk performance
Treasury and Capital risk
Capital risk
All disclosures in this section (pages 85 to 88) are unaudited unless otherwise stated.
Overview
Barclays Bank PLC is currently regulated by the PRA on a solo-consolidated basis. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, subject to PRA approval. The disclosures below provide key capital metrics for Barclays Bank PLC solo-consolidated with further information on its risk profile to be included in the Barclays PLC Pillar 3 Report 2021, due to be published on 23 February 2022, and which will be available at home.barclays/investor-relations/reports-and-events/annual-reports.
Following the withdrawal of the UK from the EU, any references to CRR as amended by CRR II mean, unless otherwise specified, CRR as amended by CRR II, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018 and subject to the temporary transitional powers (TTP) available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022, as at the applicable reporting date.
On 8 October 2021, the PRA published its Policy Statement on the UK leverage ratio framework. The Policy Statement confirms that UK banks will be subject to a single UK leverage ratio requirement meaning that the CRR leverage ratio will no longer apply for UK banks from 1 January 2022. Whilst largely upholding the existing framework, technical changes generally align to the Basel III standards with the exception of the qualifying claims on central banks exemption. From 1 January 2022 central bank claims can be excluded from the UK leverage ratio measure as long as they are matched by qualifying liabilities (rather than deposits). Minimum requirements are expected to be applied at the individual level from 1 January 2023. Individual requirements may be replaced with a sub-consolidated measure, subject to permission from the PRA.

Capital ratios[a,b,c]
As at 31 December	2021	2020
CET1	13.0%	14.2%
Tier 1 (T1)	17.6%	18.1%
Total regulatory capital	20.6%	21.0%

Capital resources (audited)
	2021	2020
As at 31 December	£m	£m
CET1 capital	24,128	25,227
T1 capital	32,595	32,172
Total regulatory capital	38,154	37,493

Total risk weighted assets (RWAs) (unaudited)	185,467	178,156

Capital Requirements Regulation (CRR) leverage ratio [a]
	2021	2020
As at 31 December	£m	£m
CRR leverage ratio	3.7%	3.9%
T1 capital	32,595	32,172
CRR leverage exposure	881,464	826,371
Notes
aCapital, RWAs and leverage are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.
bThe fully loaded CET1 ratio was 12.7%, with £23.6bn of CET1 capital and £185bn of RWAs, calculated without applying the transitional arrangements of the CRR as amended by CRR II.
cThe Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 15.1%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, as amended by CRR II, including the IFRS 9 transitional other metrics and capital arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Barclays Bank PLC 2021 Annual Report on Form 20-F	85

Risk review
Risk performance
Treasury and Capital risk
Foreign exchange risk (audited)
The Barclays Bank Group is exposed to two sources of foreign exchange risk.
a)Transactional foreign currency exposure
Transactional foreign currency exposures represent exposure on banking assets and liabilities, denominated in currencies other than the functional currency of the transacting entity.
The Barclays Bank Group’s risk management policies are designed to prevent the holding of significant open positions in foreign currencies outside the trading portfolio which is monitored through VaR.
Banking book transactional foreign exchange risk is monitored on a daily basis by the market risk function and minimised by the businesses.
b)Translational foreign exchange exposure
The Barclays Bank Group's investments in overseas subsidiaries and branches create capital resources denominated in foreign currencies, principally USD and EUR. Changes in the GBP value of the net investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in shareholders’ equity.

Functional currency of operations (audited)

	Foreign currency net investments	Borrowings which hedge the net investments	Derivatives which hedge the net investments	Structural currency exposures pre- economic hedges	Economic hedges	Remaining structural currency exposures
	£m	£m	£m	£m	£m	£m
As at 31 December 2021
USD	26,023	(5,512)	(2,356)	18,155	(7,111)	11,044
EUR	8,342	(1,324)	(3)	7,015	(267)	6,748
JPY	614	(97)	—	517	—	517
Other	2,085	—	(64)	2,021	—	2,021
Total	37,064	(6,933)	(2,423)	27,708	(7,378)	20,330

As at 31 December 2020
USD	24,262	(4,512)	(764)	18,986	(5,918)	13,068
EUR	5,174	(278)	(3)	4,893	(286)	4,607
JPY	582	—	—	582	—	582
Other	1,596	(42)	(24)	1,530	—	1,530
Total	31,614	(4,832)	(791)	25,991	(6,204)	19,787
Economic hedges relate to exposures arising on foreign currency denominated preference share and AT1 instruments. These instruments are accounted for at historical cost under IFRS and do not qualify as hedges for accounting purposes. The gain or loss arising from changes in the GBP value of these instruments is recognised on redemption in retained earnings.
During 2021, total structural currency exposure net of hedging instruments increased by £0.5bn to £20.3bn (2020: £19.8bn). Foreign currency net investments increased by £5.5bn to £37.1bn (2020: £31.6bn) driven predominantly by a £3.2bn increase in Euro, £1.8bn increase in US dollars and £0.5bn increase in other currencies. The hedges associated with these foreign currency investments increased by £3.8bn to £9.4bn (2020: £5.6bn).

Barclays Bank PLC 2021 Annual Report on Form 20-F	86

Risk review
Risk performance
Treasury and Capital risk
Pension risk review
The UK Retirement Fund (UKRF) represents approximately 97% (2020: 97%) of the Barclays Bank Group’s total retirement benefit obligations globally. As such this risk review section focuses exclusively on the UKRF. The UKRF is closed to new entrants and there is no new final salary benefit being accrued. Existing active members accrue a combination of a cash balance benefit and a defined contribution element. Pension risk arises as the market value of the pension fund assets may decline, investment returns may reduce or the estimated value of the pension liabilities may increase.
Assets
The Trustee Board of the UKRF defines its overall long-term investment strategy with investments across a broad range of asset classes. This results in an appropriate mix of return seeking assets as well as liability matching assets to better match future pension obligations. The two largest market risks within the asset portfolio are interest rates and equities. The split of scheme assets is shown within Note 31 to the financial statements. The fair value of the UKRF assets was £34.7bn as at 31 December 2021 (2020: £33.9bn).
Liabilities
The UKRF retirement benefit obligations are a series of future cash flows with relatively long duration. On an IAS 19 basis these cash flows are sensitive to changes in the expected long-term price inflation rate (RPI) and the discount rate (GBP AA corporate bond yield):
▪An increase in long-term expected inflation corresponds to an increase in liabilities.
▪A decrease in the discount rate corresponds to an increase in liabilities.
Pension risk is generated through the Barclays Bank Group’s defined benefit schemes and this risk is set to reduce over time as the main defined benefit scheme is closed to new entrants. The chart below outlines the shape of the UKRF’s liability cash flow profile as at 31 December 2021 that takes account of the future inflation indexing of payments to beneficiaries. The majority of the cash flows (approximately 95%) fall between 0 and 40 years, peaking between 11 and 20 years and reducing thereafter. The shape may vary depending on changes to inflation and longevity expectations and any members who elect to transfer out. Transfers out will bring forward the liability cash flows.
For more detail on the UKRF’s financial and demographic valuation assumptions see Note 31 to the financial statements.
Proportion of liability cash flows

27.9%
31.1%
23.6%
12.3%
4.5%
0.6%
0-10 Years
11-20 Years
21-30 Years
31-40 Years
41-50 Years
51 Years +

Barclays Bank PLC 2021 Annual Report on Form 20-F	87

Risk review
Risk performance
Treasury and Capital risk
IAS 19 pension position in 2020
The graph above shows the evolution of the UKRF’s net IAS 19 position over the last two years. During 2021 the increase in the IAS 19 pension surplus was driven by high asset returns and scheduled deficit reduction contributions. Higher realised inflation over the year had a negative impact by increasing the projected liabilities, which was partially offset by updates to the demographic assumptions.
Refer to Note 31 to the financial statements for the sensitivity of the UKRF to changes in key assumptions.
Risk measurement
In line with the Barclays Bank Group's risk management framework the assets and liabilities of the UKRF are modelled within a VaR framework to show the volatility of the pension position at a total portfolio level. This enables the risks, diversification and liability matching characteristics of the UKRF obligations and investments to be adequately captured. VaR is measured and monitored on a monthly basis. Risks are reviewed and reported regularly at forums including the Barclays PLC Board Risk Committee, the Barclays Group Risk Committee, the Pensions Management Group and the Pension Executive Board. The VaR model takes into account the valuation of the liabilities on an IAS 19 basis (see Note 31 to the financial statements). The Trustee receives quarterly VaR measures on a funding basis.
The pension liability is also sensitive to post-retirement mortality assumptions which are reviewed regularly (See Note 31 to the financial statements).
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
The Barclays Bank Group's defined benefit pension schemes affect capital in two ways:
•An IAS 19 deficit is treated as a liability on the Barclays Bank Group’s balance sheet. Movement in a deficit due to remeasurements, including actuarial losses, are recognised immediately through Other Comprehensive Income and as such reduces shareholders’ equity and CET1 capital. An IAS 19 surplus is treated as an asset on the balance sheet and increases shareholders’ equity; however, it is deducted for the purposes of determining CET1 capital.
•In the Barclays Bank Group’s statutory balance sheet an IAS 19 surplus or deficit is partially offset by a deferred tax liability or asset respectively. These may or may not be recognised for calculating CET1 capital depending on the overall deferred tax position of the Barclays Bank Group at the particular time.
Pension risk is taken into account in the Pillar 2A capital assessment undertaken by the PRA at least annually. The Pillar 2A requirement forms part of the Barclays Bank Group’s Overall Capital Requirement for CET1 capital, Tier 1 capital and total capital. More detail on minimum regulatory requirements can be found in the Overall capital requirements section.

Barclays Bank PLC 2021 Annual Report on Form 20-F	88

Risk review
Risk performance
Treasury and Capital risk
Interest rate risk in the banking book
All disclosures in this section (pages 89 to 90) are unaudited unless otherwise stated.
Overview
The treasury and capital risk framework covers interest rate sensitive exposures held in the banking book, mostly relating to accrual accounted and FVOCI instruments. The potential volatility of net interest income (NII) is measured by an Annual Earnings at Risk (AEaR) metric which is monitored regularly and reported to senior management and the Barclays Bank PLC Board Risk Committee as part of the limit monitoring framework.
Summary of performance in the period
NII sensitivity to a -25bps shock to rates has decreased year on year due to reduced margin compression exposure driven by actual and expected central bank rate increases.
Key metrics

-£99m
AEaR across the Barclays Bank Group from a -25bps shock to forward interest rate curves.
Net interest income sensitivity
The table below shows a sensitivity analysis on pre-tax net interest income for non-traded financial assets and liabilities, including the effect of any hedging. This analysis is not a forward guidance on NII and is intended as a quantification of risk exposure utilising the AEaR metric as described on page 200 of the Barclays PLC Pillar 3 Report 2021 (unaudited). Note that this metric assumes an instantaneous parallel change to forward interest rate curves. The model does not apply floors to shocked market rates, but does recognise contractual product specific interest rate floors where relevant. The main model assumptions are: (i) one-year ahead time horizon; (ii) balance sheet is held constant; (iii) balances are adjusted for customer behaviour (i.e. considers that customers may prepay before the contractual maturity or withdraw their deposits) and (iv) behavioural assumptions are kept unchanged in all rate scenarios.

Net Interest Income sensitivity (AEaR) by currency (audited)	2021		2020

	+25 basis points	-25 basis points	+25 basis points	-25 basis points

Barclays Bank Group	£m	£m	£m	£m
GBP	21	(37)	32	(169)
USD	55	(59)	47	(61)
EUR	(5)	(4)	9	(32)
Other currencies	(3)	1	(2)	(1)
Total	68	(99)	86	(263)
Note
+25bps AEaR reflects refined modelling of pricing assumptions for 2021. Based on these assumptions, the 2020 scenario would have shown a GBP AEaR of £67m.

NII asymmetry arises due to the current low interest rate levels and the effect of embedded floors in customer products. NII sensitivity to a -25bps shock to rates has decreased year on year due to reduced margin compression exposure driven by actual and expected central bank rate increases. NII sensitivity to a +25bps shock has similarly decreased year on year driven by the expectation of rate rises in the outlook and the decompression of product margins in the base case.

Barclays Bank PLC 2021 Annual Report on Form 20-F	89

Risk review
Risk performance
Treasury and Capital risk
Analysis of equity sensitivity
The analysis of equity sensitivity table measures the overall impact of a +/- 25bps movement in interest rates on retained earnings, FVOCI, cash flow hedge reserves and pensions. For non-NII items a DV01 metric is used, which is an indicator of the shift in value for a 1bp movement in the yield curve.

Analysis of equity sensitivity (audited)	31 December 2021		31 December 2020

	+25 basis points	-25 basis points	+25 basis points	-25 basis points

Barclays Bank Group	£m	£m	£m	£m
Net interest income	68	(99)	86	(263)
Taxation effects on the above	(12)	18	(21)	63
Effect on profit for the year	56	(81)	65	(200)
As percentage of net profit after tax	1.2%	(1.7%)	2.7%	(8.2%)

Effect on profit for the year (per above)	56	(81)	65	(200)
Fair value through other comprehensive income reserve	(449)	380	(417)	433
Cash flow hedge reserve	(626)	626	(554)	554
Taxation effects on the above	290	(272)	262	(266)
Effect on equity	(729)	653	(644)	521
As percentage of equity	(1.3%)	1.2%	(1.2%)	1.0%
Note
+25bps AEaR reflects refined modelling of pricing assumptions for 2021. Based on these assumptions, the 2020 scenario would have shown an effect on equity of £(617)m.
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

Analysis of volatility of the FVOCI portfolio in the liquidity pool
	2021			2020
	Average	High	Low	Average	High	Low
For the year ended 31 December	£m	£m	£m	£m	£m	£m
Non-traded market value at risk (daily, 95%)	47	57	34	47	59	31
VaR remained in a ~£10m range in H1 2021. The range widened in H2 2021 and was generally driven by outright interest rates risk positioning, which was initially reduced before subsequently being increased. The portfolio de-risked in both outright and asset swap in Q4 2021 which caused a downward trend in VaR.

Barclays Bank PLC 2021 Annual Report on Form 20-F	90

Risk review
Risk performance
Operational risk
All disclosures in this section (pages 91 - 92) are unaudited unless otherwise stated.
Overview
Operational risks are inherent in the Barclays Bank Group’s business activities and it is not cost effective or possible to attempt to eliminate all operational risks. The Operational Risk Framework is therefore focused on identifying operational risks, assessing them and managing them within the Barclays Bank Group’s approved risk appetite.
The Operational Risk principal risk comprises the following risks: Data Management Risk; Financial Reporting Risk; Fraud Risk; Information Security Risk; Operational Recovery Planning Risk; Payments Process Risk; People Risk; Physical Security Risk; Premises Risk; Risk Reporting; Strategic Investment Change Management Risk; Supplier Risk; Tax Risk; Technology Risk and Transaction Operations Risk. The operational risk profile is also informed by a number of risk themes: Cyber; Data; and Resilience. These themes represent threats to the Barclays Bank Group that extend across multiple risk types, and therefore require an integrated risk management approach.
For definitions of these risks refer to pages 202 to 203 of the Barclays PLC Pillar 3 Report 2021. In order to provide complete coverage of the potential adverse impacts on the Barclays Bank Group arising from operational risk, the operational risk taxonomy extends beyond the risks listed above to cover operational risks associated with other principal risks too.
This section provides an analysis of the Barclays Bank Group’s operational risk profile, including events above the Barclays Bank Group’s reportable threshold, which have had a financial impact in 2021. The Barclays Bank Group’s operational risk profile is informed by bottom-up risk assessments undertaken by each business unit and top-down qualitative review for each risk type. Fraud, Transaction Operations, Information Security and Technology continue to be highlighted as key operational risk exposures.
For information on conduct risk events, see the conduct risk section.
Summary of performance in the period
During 2021, total operational risk lossesa decreased to £54m (2020: £112m) and the number of recorded events for 2021 decreased to 588 from 870 events recorded during the prior year. The total operational risk losses for the year were mainly driven by events falling within the Execution, Delivery & Process Management and External Fraud categories, which tend to be high volume but low impact events.
Key metrics

71%
of the Barclays Bank Group’s net reportable operational risk events had a loss value of £50,000 or less

53%
of events by number are due to Execution, Delivery and Process Management

40%
of events by number are due to External Fraud

81%
of losses are from events aligned to Execution, Delivery and Process Management
Operational risk profile
Within operational risk, there are a large number of small value risk events. In 2021, 71% (2020: 71%) of the Barclays Bank Group’s reportable operational risk events by volume had a value of less than £50,000 each. Cumulatively, events under this £50,000 threshold accounted for only 16% (2020: 10%) of the Barclays Bank Group’s total net operational risk losses. A small proportion of operational risk events have a material impact on the financial results of the Barclays Bank Group.

Barclays Bank PLC 2021 Annual Report on Form 20-F	91

Risk review
Risk performance
Operational risk
The analysis below presents the Barclays Bank Group’s operational risk events by Basel event category:
Note
aThe data disclosed includes operational risk losses for reportable events impacting the Barclays Bank Group business areas, having impact of > £10,000 and excludes Gain or Insurance Recovery impacts, events that are Conduct or Legal risk, aggregate and boundary events. A boundary event is an operational risk event that results in a credit risk impact. Due to the nature of risk events that keep evolving, data for prior year losses are updated.
▪Execution, Delivery and Process Management impacts during 2021 decreased to £44m (2020: £95m) and accounted for 81% of total operational risk losses (2020: 86%). The events in this category are typical of the banking industry as a whole where high volumes of transactions are processed on a daily basis, mapping mainly to Barclays Transaction Operations risk type. The overall frequency of events in this category remained stable in 2021 at 53% of total events by volume (2020: 55%).
▪External Fraud impacts and frequency remained broadly stable in 2021 compared to the previous year. Impacts of £8m accounted for 15% of total events by value (2020: £8m / 8%). Volume of events dropped to 237 accounting for 40% of total event volume (2020: 319 / 37%). In this category, high volume, low value events are driven by transactional fraud often related to debit and credit card usage.
Investment continues to be made in improving the control environment across the Barclays Bank Group. Particular areas of focus include new and enhanced fraud prevention systems and tools to combat the increasing level of fraud attempts being made whilst minimising disruption to genuine transactions. Fraud remains an industry wide threat and the Barclays Bank Group continues to work closely with external partners on various prevention initiatives.
Operational Resilience remains a key area of focus for the Barclays Bank Group. The COVID-19 pandemic is the most severe global health emergency the World Health Organization (WHO) has ever declared. While overall, the Barclays Bank Group has continued to prove resilient and actual losses have not materially increased due to the effects of the pandemic, the COVID-19 pandemic has caused disruption to the Barclays Bank Group’s customers, suppliers, and staff globally. The COVID-19 pandemic has reinforced our focus on resilience and the Barclays Bank Group continues to monitor potential operational disruptions associated with both the Barclays Bank Group’s and its suppliers’ transition to a Work-from-Home environment and in response to initially high market volatility. The Barclays Bank Group continues to strengthen its resilience approach across its most important business services to improve recoverability and assurance thereof.
Operational risk associated with cybersecurity remains a top focus for the Barclays Bank Group. The sophistication of threat actors continues to grow as noted by multiple external risk events observed throughout the year. Ransomware attacks across the global Barclays supplier base were observed and we worked closely with the affected suppliers to manage potential impacts to the Barclays Bank Group and its clients and customers. The Barclays Bank Group’s cybersecurity events were managed within its risk tolerances and there were no material loss events associated with cybersecurity recorded within the event categories above.
For further information, refer to the operational risk management section.

Barclays Bank PLC 2021 Annual Report on Form 20-F	92

Risk review
Risk performance
Model risk, Conduct risk, Reputation risk and Legal risk
All disclosures in these model risk, conduct risk, reputation risk and legal risk sections on pages 93 to 94 are unaudited unless otherwise stated.
Model risk
The Barclays Bank Group is committed to continuously improving model risk management and made a number of enhancements in 2021, including:
•Strengthening the periodic assessment of the design and operating effectiveness of model risk controls to ensure adherence to model risk framework, policies and standards across the model risk lifecycle.
•Enhancing model risk assessment and appetite management with the design of a new Model Risk Uncertainty Assessment to measure and report model uncertainty, enabling risk-based decision making and remediation prioritisation.
•Improving model risk governance through the implementation and embedment of MRM led forums.
•Expanding its quality assurance function and its operating model to improve consistency and quality of the challenges raised, assess the relevance and soundness of the responses received from model owners, and continue to review the rationale for decisions made by validators.
•Improving model inventory data quality through enhanced platform controls and related processes.
In 2022, MRM will continue to focus on the validation of additional low materiality models, embedding of validation and governance activities, further roll-out of Model Risk Uncertainty Assessment across the model population and expanding the coverage of the MRM framework to new/emerging model types
Conduct risk
The Barclays Bank Group is committed to continuing to drive the right culture throughout all levels of the organisation. The Barclays Bank Group will continue to enhance effective management of conduct risk and appropriately consider the relevant tools, governance and management information in decision-making processes. Focus on management of conduct risk is ongoing and, alongside other relevant business and control management information, the Barclays Bank Group conduct risk dashboards is a key component of this.
The Barclays Bank Group continues to review the role and impact of conduct risk events and issues in remuneration decisions at both the individual and business level.
Throughout 2021, the Barclays Bank Group maintained focus on the new and heightened inherent conduct risk created by the coronavirus pandemic and continues to monitor these on an ongoing basis.
Businesses have continued to assess the potential customer, client and market impacts of strategic change. As part of the 2021 Medium-Term Planning Process and associated Strategic Risk Assessment, material conduct risks associated with strategic and financial plans were assessed.
Throughout 2021, conduct risks were raised by each business area for consideration by the Barclays PLC and Barclays Bank PLC Board Risk Committees. The Committees reviewed the risks raised and whether management’s proposed actions were appropriate to mitigate the risks effectively.
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
The Barclays Bank PLC Board Risk Committee and senior management received conduct risk dashboards setting out key indicators in relation to conduct risk. These continue to be evolved and enhanced to allow effective oversight and decision-making. The Barclays Bank Group has operated at the overall set tolerance for conduct risk throughout 2021. The tolerance adherence is assessed by the business through key indicators and reported to the Barclays Bank PLC Board Risk Committee as part of the conduct risk dashboard.
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
The Barclays Bank Group continued to incur costs in relation to litigation and conduct matters, please refer to Note 25 to the financial statements (Legal, competition and regulatory matters) and Note 23 to the financial statements (Provisions), for further details. Related costs include customer redress and remediation, as well as fines and settlements. Resolution of these matters remain an ongoing commitment to improve oversight of culture and conduct and management of reputation risks.
The Barclays Bank Group remains focused on the continuous improvements being made to manage risk effectively, with an emphasis on enhancing governance and management information to help identify risks at earlier stages.

Barclays Bank PLC 2021 Annual Report on Form 20-F	93

Risk review
Risk performance
Model risk, Conduct risk, Reputation risk and Legal risk
Legal risk
Summary of performance in the year
The Barclays Bank Group remains committed to continuous improvements in managing legal risk effectively. During 2021, improvements included a refresh of the Barclays Group-wide legal risk management framework and a review and update of the supporting legal risk policies, standards and mandatory training, reinforced by ongoing engagement with and education of the Barclays Group’s businesses and functions by Legal function colleagues. Legal risk tolerances and legal risk appetite have also been reviewed.
Throughout 2021, the Barclays Bank Group has operated within set tolerances for legal risk. Tolerances adherence is assessed through key indicators, which are also used to evaluate the legal risk profile and are reviewed, at least annually, through the relevant risk and control committees. Minimum mandatory controls to manage legal risks are set out in the legal risk standards and are subject to ongoing monitoring.

Barclays Bank PLC 2021 Annual Report on Form 20-F	94

Risk review
Supervision and regulation
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
Barclays Bank PLC is an authorised credit institution and subject to prudential supervision by the PRA and subject to conduct regulation and supervision by the FCA. The Barclays Group is also subject to prudential supervision by the PRA on a group consolidated basis. Barclays PLC has submitted an application for approval by the PRA as a financial holding company. Barclays Capital Securities Limited is authorised and supervised by the PRA as a PRA-designated investment firm and subject to conduct regulation and supervision by the FCA. Barclays Execution Services Limited is an appointed representative of Barclays Bank PLC, Barclays Bank UK PLC and Clydesdale Financial Services Limited.
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
FCA supervision has focused on conduct risk and customer/client outcomes, including product design, customer behaviour, market operations, fair pricing, affordability, access to cash, and fair treatment of vulnerable customers.
PRA supervision has focused on financial resilience, credit risk management, Board effectiveness, operational resilience, climate risk and resolvability, where resolvability is reviewed in conjunction with the Resolution Directorate (a separate division of the BoE).
Both the PRA and the FCA have assessed the impact of COVID-19 and Brexit on UK financial markets and customers as well as the orderly transition away from LIBOR.
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
The Barclays Group provides the majority of its cross-border banking and investment services to EEA clients via Barclays Bank Ireland PLC. Additionally, in certain EEA Member States, Barclays Bank PLC and Barclays Capital Securities Limited (BCSL) have cross-border licences to enable them to continue to conduct a limited range of activities, including accessing EEA trading venues and interdealer trading. BBPLC also has a Paris branch (to facilitate access to Target 2), which is regulated by the ACPR.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	95

Risk review
Supervision and regulation
adequacy, capital planning and stress testing, risk management and governance, liquidity, leverage limits, large exposure limits, activities restrictions and financial regulatory reporting. Barclays Bank PLC’s New York branch is also subject to enhanced prudential standards relating to, among other things, liquidity and risk management.
Barclays PLC, Barclays Bank PLC, BUSHL and BUSL have financial holding company (FHC) status under the Bank Holding Company Act of 1956. FHC status allows these entities to engage in a variety of financial and related activities, directly or through subsidiaries, including underwriting, dealing and market making in securities. Failure to maintain FHC status could result in increasingly stringent penalties and, ultimately, in the closure or cessation of certain operations in the US.
In addition to oversight by the FRB, Barclays Bank PLC’s New York branch and many of the Barclays Bank Group’s subsidiaries are regulated by additional authorities based on the location or activities of those entities. The New York branch of Barclays Bank PLC is subject to supervision and regulation by the New York State Department of Financial Services (NYSDFS). Barclays Bank Delaware, a Delaware chartered bank, is subject to supervision and regulation by the Delaware Office of the State Bank Commissioner, the Federal Deposit Insurance Corporation (FDIC), the FRB and the Consumer Financial Protection Bureau (CFPB). The deposits of Barclays Bank Delaware are insured by the FDIC. Barclays PLC, Barclays Bank PLC, BUSHL, BUSL, and BGUS are required to act as a source of strength for Barclays Bank Delaware. This could, among other things, require these entities to inject capital into Barclays Bank Delaware if it fails to meet applicable regulatory capital requirements.
The Barclays Bank Group’s US securities broker/dealer and investment banking operations, are conducted primarily through Barclays Capital Inc., and are also subject to ongoing supervision and regulation by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and other government agencies and SROs under US federal and state securities laws. BCI is also registered as Futures Commission Merchant with the Commodity Futures Trading Commission (CFTC), through which the Barclays Group conducts its US futures and options on futures business, including client clearing operations, which are subject to ongoing supervision and regulation by the CFTC, the National Futures Association and other SROs.
Under the US framework for regulating swaps and security-based swaps established under Title VII of the Dodd-Frank Act, the Commodity Futures Trading Commission (CFTC) has regulatory authority over swaps, the SEC has regulatory authority over security-based swaps, and the Commissions jointly regulate mixed swaps. Accordingly, the Barclays Group’s US swaps and security-based swaps related activities are conducted by Barclays Bank PLC and are subject to ongoing supervision and regulation by, the CFTC and the National Futures Association, and the SEC and FINRA, respectively. Barclays Bank PLC is provisionally registered as a Swap Dealer with the CFTC and conditionally registered as a Security-based Swap Dealer with the SEC. Barclays Bank PLC is also subject to the FRB swaps rules with respect to margin and capital requirements.
Supervision in Asia Pacific
The Barclays Bank Group’s operations in Asia Pacific are supervised and regulated by a broad range of national banking and financial services regulators.
Prudential regulation
Certain Basel III standards were implemented in EU law through the Capital Requirements Regulation (CRR) and the Capital Requirements Directive IV (CRD IV), as amended by CRR II and CRD V. These standards were retained in the UK regulatory framework via a series of onshoring instruments as part of the UK’s withdrawal from the European Union. Beyond the minimum standards required by CRR, the PRA has expected the Barclays Group, in common with other major UK banks and building societies, to meet a 7% Common Equity Tier 1 (CET1) ratio at the level of the consolidated group since 1 January 2016.
Global systemically important banks (G-SIBs), such as the Barclays Group, are subject to a number of additional prudential requirements, including the requirement to hold additional loss-absorbing capacity and additional capital buffers above the level required by Basel III standards. The level of the G-SIB buffer is set by the Financial Stability Board (FSB) according to a bank’s systemic importance and can range from 1% to 3.5% of risk-weighted assets (RWAs). The G-SIB buffer must be met with CET1. In November 2021, the FSB published an update to its list of G-SIBs, maintaining the 1.5% G-SIB buffer that applies to the Barclays Group.
The Barclays Group is also subject to a ‘combined buffer requirement’ consisting of (i) a capital conservation buffer, and (ii) a countercyclical capital buffer (CCyB). The CCyB is based on rates determined by the regulatory authorities in each jurisdiction in which the Barclays Group maintains exposures. In March 2020, the FPC cut the UK CCyB rate to 0% with immediate effect in order to support the supply of credit expected as a result of the COVID-19 pandemic. At its meeting in December 2021 the FPC agreed that it would raise the UK CCyB rate to 1% with effect from 13 December 2022.
The PRA requires UK firms to hold additional capital to cover risks which the PRA assesses are not fully captured by the Pillar 1 capital requirement. The PRA sets this additional capital requirement (Pillar 2A) at least annually, derived from each firm's individual capital guidance. Under current PRA rules, the Pillar 2A must be met with at least 56.25% CET1 capital and no more than 25% tier 2 capital. In addition, the capital that firms use to meet their minimum requirements (Pillar 1 and Pillar 2A) cannot be counted towards meeting the combined buffer requirement.
The PRA may also impose a 'PRA buffer' to cover risks over a forward looking planning horizon, including with regard to firm-specific stresses or management and governance weaknesses. If the PRA buffer is imposed on a specific firm, it must be met separately to the combined buffer requirement, and must be met fully with CET1 capital.
In July 2021 and October 2021, the PRA, respectively published a policy statement and confirmation, setting out its planned implementation of certain Basel III standards, including the net stable funding ratio (NSFR), the new counterparty credit risk standard (SA-CCR) and rules on large exposures. As part of this policy statement, the PRA also confirmed that it would maintain its approach of requiring the deduction of software assets from capital. The PRA will consult shortly on the implementation of the remaining Basel III standards, which include a revised standardised approach for credit risk, the elimination of modelled approaches for certain credit risk exposure categories, a new standardised approach for operational risk, a new market risk approach and the implementation of an output floor requiring reported RWAs calculated under standardised and modelled approaches to be a minimum of 72.5% of fully standardised calculations. The EU has also launched its legislative process for implementing these remaining Basel III reforms. In October 2021, the FPC and PRA published a policy statement setting out changes to the leverage ratio framework, including applying the leverage ratio requirement on an individual basis and making sub-consolidation available as an alternative to individual application where a firm has subsidiaries that can be consolidated.

Barclays Bank PLC 2021 Annual Report on Form 20-F	96

Risk review
Supervision and regulation
In the US, in October 2019, the FRB and other US regulatory agencies released final rules to tailor the applicability of prudential requirements for large domestic US banking organisations, foreign banking organisations and their intermediate holding companies (IHCs), including BUSL. BUSL is a “Category III” IHC. BUSL (and Barclays Bank Delaware) is therefore subject to reduced (calibrated at 85%) standardised liquidity requirements, including the liquidity coverage ratio and NSFR.
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
Barclays Bank PLC was not required to comply with the CUSO requirement until 1 January 2022, with the first certification applicable for Q1 2022 results.
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
Under the Resolvability Assessment Framework (RAF), firms are required to have in place capabilities covering three resolvability outcomes: (i) adequate financial resources; (ii) being able to continue to do business through resolution and restructuring; and (iii) being able to communicate and co-ordinate within the firm and with authorities. The first self-assessment report on these capabilities was submitted by the Barclays Group to the PRA/BoE in 2021 with public disclosures required by both firms and the PRA/BoE in June 2022 (and every two years thereafter).
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
In the US, Title I of the DFA, as amended, and the implementing regulations issued by the FRB and the FDIC require each bank holding company with assets of $250bn or more, including those within the Barclays Group, to prepare and submit a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure. The Barclays Group submitted a “targeted plan” in December 2021. The Barclays Group’s next submission of the US Resolution Plan in respect of its US operations will be a “full plan” due in 2024.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	97

Risk review
Supervision and regulation
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
The MREL requirements were fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK will be required to meet an MREL equivalent to the higher of: (i) two times the sum of their Pillar 1 and Pillar 2A requirements; or (ii) the higher of two times their leverage ratio or 6.75% of leverage exposures. Internal MREL for operating subsidiaries is subject to a scalar in the 75-90% range of the external requirement that would apply to the subsidiary if it were a resolution entity. The starting point for the scalar is 90% for ring-fenced bank sub-groups.
Barclays Bank Ireland PLC is subject to the SRB’s MREL policy, as issued in May 2021, in respect of the internal MREL that it will be required to issue to Barclays Bank Group. The SRB’s current calibration of internal MREL for non-resolution entities is expressed as two ratios that have to be met in parallel: (a) two times the sum of: (i) the firm’s Pillar 1 requirement; (ii) its Pillar 2 requirement; and (b) two times the leverage ratio. The SRB’s policy does not envisage the application of any scalar in respect of the internal MREL requirement.
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
The European Market Infrastructure Regulation (EMIR) has introduced requirements designed to improve transparency and reduce the risks associated with the derivatives market. EMIR has potential operational and financial impacts on the Barclays Group, including by imposing new collateral requirements on a broader range of market participants from 2022. If not extended, the EU’s equivalence decision for UK Central Clearing Counterparties (CCPs), and exemption for certain intragroup transactions from the EMIR derivatives clearing and margin obligations, both due to expire at the end of June 2022, could also have operational and financial impacts on the Barclays Group.
The Markets in Financial Instruments Directive and Markets in Financial Instruments Regulation (collectively referred to as MiFID II) have affected many of the markets in which the Barclays Group operates, the instruments in which it trades and the way it transacts with market counterparties and other customers. MiFID II is currently undergoing a review process in both the EU and the UK, including as part of the EU’s ongoing focus on the development of a stronger Capital Markets Union and the UK’s Wholesale Markets Review.
The EU Regulation on Sustainability-Related Disclosures introduces disclosure obligations requiring financial institutions to explain how they integrate environmental, social and governance factors in their investment decisions for certain financial products. In addition, the EU Taxonomy Regulation provides for a general framework for the development of an EU-wide classification system for environmentally sustainable economic activities. In the UK, the FCA has announced that the UK Green Taxonomy Technical Screening Criteria will be finalised by the end of 2022. Reporting against the Taxonomy will form part of the UK’s new Sustainability Disclosure Requirements (SDR). Certain companies will be required to disclose which portion of their activities are Taxonomy-aligned. The structure of the Taxonomy draws on the EU approach and has six environmental objectives (climate change mitigation, climate change adaptation, sustainable use and protection of water and marine resources, transition to a circular economy, pollution prevention and control and protection and restoration of biodiversity). The UK regulators are also consulting on a new SDR Framework for firms as well as investment product disclosures, including a new sustainable investment labelling regime.
The EU and UK Benchmarks Regulation apply to the administration, contribution and use of benchmarks within the EU and the UK, respectively. Financial institutions within the EU or the UK, as applicable, are prohibited from using benchmarks unless their administrators are authorised, registered or otherwise recognised in the EU or the UK, respectively. The FCA has stated that it does not intend to support LIBOR after the end of 2021.

Barclays Bank PLC 2021 Annual Report on Form 20-F	98

Risk review
Supervision and regulation
Global regulators in conjunction with the industry have developed and are continuing to develop alternative benchmarks and risk-free rate fallback arrangements, including updates to existing, as well as new, applicable legislation.
US regulators have imposed similar rules as the EU with respect to the mandatory on-venue trading and clearing of certain derivatives, and post-trade transparency, as well as in relation to the margining of OTC derivatives. US regulators have finalised certain aspects of their rules with respect to their application on a cross-border basis, including with respect to their registration requirements in relation to non-US swap dealers and security-based swap dealers. The regulators may adopt further rules, or provide further guidance, regarding cross-border applicability. In December 2017, the CFTC and the European Commission recognised the trading venues of each other’s jurisdiction to allow market participants to comply with mandatory on-venue trading requirements while trading on certain venues recognised by the other jurisdiction. In November 2021, the CFTC extended temporary relief that would permit trading venues and market participants located in the UK to continue to rely on this mutual recognition framework following the withdrawal of the UK from the EU.
Certain participants in US swap markets are required to register with the CFTC as ‘swap dealers’ or ‘major swap participants’ and with the SEC as ‘security-based swap dealers’ or ‘major security-based swap participants’. Such registrants are subject to CFTC and SEC regulation and oversight. Entities required to register as swap dealers and security-based swap dealers are subject to business conduct, record-keeping and reporting requirements under both CFTC and SEC rules. Barclays Bank PLC is also subject to regulation by the FRB, and is both provisionally registered with the CFTC as a swap dealer and conditionally registered with the SEC as a security-based swap dealer.
Accordingly, Barclays Bank PLC is subject to CFTC rules on business conduct, record-keeping and reporting and to FRB rules on capital and margin. The CFTC has approved certain comparability determinations that permit substituted compliance with non-US regulatory regimes for certain swap regulations. Substituted compliance is permitted for certain transaction-level requirements, where applicable, only with respect to transactions between a non-US swap dealer and certain non-US counterparties, whereas entity-level determinations generally apply on an entity-wide basis regardless of counterparty status. In November 2021, the CFTC extended temporary relief that would permit swap dealers located in the UK to continue to rely on existing CFTC substituted compliance determinations with respect to EU requirements in the event of a withdrawal of the UK from the EU. In July 2020 the CFTC adopted no-action relief from application of CFTC transaction level requirements to transactions between a non-US swap dealer and a non-US counterparty that are “arranged, negotiated or executed” by personnel of the swap dealer or its agent in the US. The final rules also codify certain aspects of the CFTC’s current cross-border framework with respect to internal and external business conduct requirements.
As of 1 November 2021, Barclays Bank PLC became conditionally registered as a security-based swap dealer with the SEC and subject to SEC rules on business conduct, recordkeeping and reporting, similar to the CFTC rules noted above. The SEC approved certain comparability determinations that permit conditional substituted compliance with non-US regulatory regimes for certain security-based swap regulations. Due to the conditionality of the determinations Barclays Bank PLC is relying on substituted compliance only with respect to a few entity-wide regulations. Many of the regulations under the CFTC and SEC regimes are complementary, however, the SEC does require non-US security-based swap dealers to comply with certain SEC rules in connection with transactions that are “arranged, negotiated or executed” from the US expanding the scope and impact of the SEC regime to transactions with a greater number of non-US counterparties. As noted above, Barclays Bank PLC is subject to FRB rules on capital and margin.
Other regulation
Consumer protection, culture and diversity and inclusion
In May 2021, the FCA published a consultation paper proposing the imposition of a new consumer duty on firms. The duty looks to set higher expectations for the standard of care that firms provide to customers and will impact all aspects of Barclays’ retail businesses, including every customer journey, product and service as well as our relationships with partners, suppliers and third parties. This will result in significant implementation costs and there will also be higher ongoing costs for the industry as a result of extensive monitoring and evidential requirements. Final rules are due to be published by July 2022.
Our regulators have enhanced their focus on the promotion of cultural values as a key area for banks, although they generally view the responsibility for reforming culture as primarily sitting with the industry. The UK regulators have also begun focusing on diversity and inclusion in financial services firms, with the Bank of England, PRA and FCA having published a joint discussion paper and the FCA having published a consultation paper on this topic in July 2021.
Data protection and PSD2
Most countries where Barclays Group operates have comprehensive laws requiring openness and transparency about the collection and use of personal information, and protection against loss and unauthorised or improper access. Regulations regarding data protection are increasing in number, as well as levels of enforcement, as manifested in increased amounts of fines and the severity of other penalties. We expect that personal privacy and data protection will continue to receive attention and focus from regulators, as well as public scrutiny and attention.
The EU’s General Data Protection Regulation (GDPR) created a broadly harmonised privacy regime across EU member states, introducing mandatory breach notification, enhanced individual rights, a need to openly demonstrate compliance, and significant penalties for breaches. The extraterritorial effect of the GDPR means entities established outside the EU may fall within the Regulation’s ambit when offering goods or services to European based customers or clients. Following the UK’s withdrawal from the EU, the UK continues to apply the GDPR framework (as onshored into UK law and hence now referred to as the ‘UK GDPR’ - this sits alongside an amended version of the UK Data Protection Act 2018). The GDPR has become the global touchstone as countries around the world either usher in or contemplate similar data privacy laws, or align their existing legislation. In 2020, the European Court of Justice (CJEU) invalidated the EU-US Privacy Shield as a mechanism for transferring EU personal data to the US and placed additional requirements on the use of standard contractual clauses (SCCs) for transfers of personal information to third countries. In 2021, the European Commission published new SCCs to meet the requirements of GDPR and the CJEU decision, known as Schrems II. Implementing the new SCCs, which involve case-by-case transfer impact assessments and other safeguards, is likely to result in increased compliance costs for the Barclays Bank Group. During 2020 and 2021 new privacy laws were passed in Switzerland, took effect in Brazil, Mainland China and Dubai, and were proposed in India. Noncompliance with any of these requirements could lead to regulatory fines and other penalties.
In the US, Barclays US Consumer Bank is subject to the US Federal Gramm-Leach-Bliley Act (GLBA) the California Consumer Privacy Act of 2018, which came into effect on 1 January 2020 (CCPA) and the California Privacy Rights Act which was passed in November 2020 (CPRA) and will take effect in January 2023 with respect to data collected as early as January 2022. The GLBA limits the use and disclosure of non-public personal information to non-affiliated third parties and requires financial institutions to provide written notice of their privacy policies and practices and implement certain information security policies and practices. Any violations of the GLBA could subject the US Consumer Bank to additional reporting requirements or

Barclays Bank PLC 2021 Annual Report on Form 20-F	99

Risk review
Supervision and regulation
regulatory investigation or audits by the financial regulators. The CCPA applies to personal information that is not collected, processed, sold or disclosed pursuant to the GLBA, and it requires the US Consumer Bank to provide California consumers (as defined in the law) with additional disclosures regarding the collection, use and sharing of personal information, and grants California consumers access, deletion, and other rights with respect to their personal information, including the right to opt-out of certain sales or transfers of such personal information. The CCPA subjects the US Consumer Bank to enforcement penalties by the Attorney General of the State of California, and grants a private right of action with respect to certain data breaches. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding consumers’ rights with respect to certain sensitive personal information, and creates a new state agency that will be vested with authority to implement and enforce both the CCPA and the CPRA, potentially resulting in further uncertainty in the interpretation and enforcement of both laws. In addition, all 50 states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others.
In addition, on 28 May 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which took effect on 1 January 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information shall follow the principles of legitimacy, properness and necessity.
From 2019, new rules apply under the revised Payment Services Directive (PSD2) that affect the way banks and other payment services providers check that the person requesting access to an account or trying to make a payment is permitted to do so. This is referred to as strong customer authentication (SCA). The deadline for implementing SCA for e-commerce has been extended by the FCA to 14 March 2022.
Cyber security and operational resilience
Regulators in the UK, the EU and the US continue to focus on cyber security risk management, organisational operational resilience and overall soundness across all financial services firms, with customer and market expectations of continuous access to financial services remaining at an all-time high.
The regulatory focus has been further heightened by the increasing number of high-profile ransomware and other supply chain attacks seen across the industry during the COVID-19 pandemic. This is evidenced by the continuing publication of laws and changes to regulatory frameworks globally. For example, legislation has been introduced in the US that aims to expand cyber security notification requirements for critical infrastructure, whilst in the UK a new framework for operational resilience focused on the identification of, and setting impact tolerances for, important business services came into effect in March 2021. In 2022, the European Union’s Digital Operational Resilience Act (DORA) is expected to introduce comprehensive and sector specific regulation on ICT incident reporting, testing and third party risk management, and provide for direct oversight of critical third party ICT providers servicing the EU financial services sector. However, such measures are likely to result in increased technology and compliance costs for the Barclays Bank Group.
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
The Sanctions and Anti-Money Laundering Act became law in the UK in 2018. The Act allows for the adoption of an autonomous UK sanctions regime, as well as a more flexible licensing regime post-Brexit. On 6 July 2020, the UK Government announced the first sanctions that have been implemented independently by the UK outside the auspices of the UN and EU. The autonomous UK sanctions regime came into force on 1 January 2021. The sanctions apply within the UK and in relation to the conduct of all UK persons wherever they are in the world; they also apply to overseas branches of UK companies.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	100

Financial statements
Contents
Detailed analysis of our consolidated financial statements, independently audited and providing in-depth disclosure on the financial performance of Barclays Bank Group.

Consolidated financial statements		Page	Note
	▪Report of independent registered public accounting firm ID 1118	102	n/a
	▪Consolidated income statement	105	n/a
	▪Consolidated statement of comprehensive income	106	n/a
	▪Consolidated balance sheet	107	n/a
	▪Consolidated statement of changes in equity	108	n/a
	▪Consolidated cash flow statement	110	n/a
Parent financial statements
	▪ Parent balance sheet	111	n/a
	▪ Parent statement of changes in equity	112	n/a
	▪ Parent cash flow statement	114	n/a
Notes to the financial statements
	▪Significant accounting policies	115	1
Performance/return	▪Segmental reporting	119	2
	▪Net interest income	120	3
	▪Net fee and commission income	121	4
	▪Net trading income	123	5
	▪Net investment income	124	6
	▪Credit impairment charges	124	7
	▪Operating expenses	128	8
	▪Tax	128	9
	▪Dividends on ordinary shares and preference shares	131	10
Assets and liabilities held at fair value	▪Trading portfolio	132	11
	▪Financial assets at fair value through the income statement	132	12
	▪Derivative financial instruments	133	13
	▪Financial assets at fair value through other comprehensive income	142	14
	▪Financial liabilities designated at fair value	142	15
	▪Fair value of financial instruments	143	16
	▪Offsetting financial assets and financial liabilities	153	17
Assets at amortised cost and other investments	▪Loans and advances and deposits at amortised cost	155	18
	▪Property, plant and equipment	156	19
	▪Leases	157	20
	▪Goodwill and intangible assets	158	21
Accruals, provisions, contingent liabilities and legal proceedings	▪Other liabilities	161	22
	▪Provisions	161	23
	▪Contingent liabilities and commitments	162	24
	▪Legal, competition and regulatory matters	162	25
Capital instruments, equity and reserves	▪Subordinated liabilities	167	26
	▪Ordinary shares, share premium and other equity	170	27
	▪Reserves	173	28
Employee benefits	▪Staff costs	174	29
	▪Share-based payments	174	30
	▪Pensions and post-retirement benefits	176	31
Scope of consolidation	▪Principal subsidiaries	182	32
	▪Structured entities	184	33
	▪Investments in associates and joint ventures	187	34
	▪Securitisations	187	35
	▪Assets pledged, collateral received and assets transferred	189	36
Other disclosure matters	▪Related party transactions and Directors’ remuneration	191	37
	▪Disposal of businesses and discontinued operations	194	38
	▪Auditor’s remuneration	194	39
	▪Interest rate benchmark reform	194	40
	▪Barclays Bank PLC (the Parent company)	199	41

Barclays Bank PLC 2021 Annual Report on Form 20-F	101

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Barclays Bank PLC:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Barclays Bank PLC and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three‑year period ended December 31, 2021 and the related notes and specific disclosures described in Note 1 of the consolidated financial statements as being part of the consolidated financial statements (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2021, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment allowance for loans and advances at amortized cost, including off-balance sheet elements of the allowance
As discussed in the credit risk disclosures on pages 47 to 75, the Company’s impairment allowance for loans and advances, including off-balance sheet elements at amortized cost was £4bn as at 31 December 2021.
We identified the assessment of impairment allowance for loans and advances at amortized cost, including off balance sheet elements as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge was required because it involved significant measurement uncertainty. Complex and subjective auditor judgement was required to assess the following:
•Model estimations – Complex and subjective auditor judgement was applied in assessing the Company’s modelled estimations of Expected Credit Losses (“ECL”) due to the inherently judgemental nature of the underlying models and underlying assumptions, namely the IFRS 9 Probability of Default (“PD”) models, the Loss Given Default (“LGD”) models, the Probability of Survival (“PS”) models and the Exposure at Default (“EAD”) models. Certain IFRS 9 models and model assumptions are the key drivers of complexity and subjectivity, and minor changes to those models and model assumptions could have a significant effect on the Company’s calculation of the ECL estimate.
•Economic scenarios – Complex and subjective auditor judgement was applied in assessing the forward-looking economic scenarios used by the Company, the probability weightings applied to them and the complexity of models used to derive the probability weightings.
•Qualitative adjustments – Complex and subjective auditor judgement was applied in assessing qualitative adjustments to the model-driven impairment allowance due to the inherent estimation uncertainty associated with these adjustments, especially in relation to adjustments introduced to respond to the continuous impact of economic uncertainty.
In addition, auditor judgement was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address this critical audit matter.
•We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for estimating the impairment allowance for loans and advances at amortized cost, including off-balance sheet elements. This included controls relating to the (1) application of the staging criteria, (2) model validation, implementation and monitoring, (3) authorization and calculation of qualitative adjustments and management overlays, and (4) selection and implementation of economic variables and the controls over the economic scenario selection and probabilities.
•We involved credit risk modelling professionals with specialized skills and knowledge, who assisted in the following:

Barclays Bank PLC 2021 Annual Report on Form 20-F	102

Report of Independent Registered Public Accounting Firm
◦evaluating the Company’s impairment methodologies for compliance with IFRS 9;
◦inspecting model code for the calculation of certain components of the ECL model to assess its consistency with the Company’s approved staging criteria and the output of the model;
◦evaluating for a selection of models which were changed or updated during the year as to whether the changes (including the updated model code) were appropriate by assessing the updated model methodology against the applicable accounting standard;
◦reperforming the calculation of certain post model adjustments to assess consistency with the post model adjustment methodologies;
◦evaluating the model output for a selection of models by inspecting the corresponding model functionality and independently implementing the model by rebuilding the model code and comparing our independent output with management’s output; and
◦reperforming and assessing, for a selection of models, the reasonableness of the model predictions by comparing them against actual results and evaluating the resulting differences.
•In addition, we involved economic professionals with specialized skills and knowledge, who assisted in:
◦assessing the reasonableness of the Company’s methodology and models used for determining the economic scenarios used and the probability weightings applied to them;
◦assessing key economic variables which included comparing a selection of economic variables to external sources;
◦assessing the overall reasonableness of the economic forecasts by comparing the Company’s forecasts to our own modelled forecasts; and
◦assessing the reasonableness of the Company’s qualitative adjustments by challenging key economic assumptions applied in their calculation based on external sources.
We evaluated the collective results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the Company’s impairment allowance for loans and advances at amortized cost, including off-balance sheet elements of the allowance.
Valuation of certain difficult-to-value financial instruments recorded at fair value
As discussed in Note 16 to the Company’s consolidated financial statements, the balance of financial assets and liabilities recorded at fair value as at December 31, 2021 was £643bn and £560.9bn, respectively. Of these amounts, Level 3 assets (£12.4bn) and liabilities (£6.5bn) represented 1.9% of the Company’s financial assets carried at fair value and 1.2% of the Company’s financial liabilities carried at fair value. The Company has Level 2 financial assets at fair value of £522.9bn and financial liabilities at fair value of £521bn. Included in these amounts are certain difficult-to-value fair value financial instruments for which the Company is required to apply valuation techniques which often involve the exercise of significant judgement and the use of assumptions and valuation models.
We identified the valuation of certain difficult-to-value financial instruments recorded at fair value as a critical audit matter. This is because there was significant measurement uncertainty associated with the fair value estimates of these instruments and subjective auditor judgement, including specialized skills and knowledge, was required to evaluate pricing data inputs, valuation models and fair value adjustments (“FVA”), including portfolio-level FVAs related to credit and funding (commonly referred to as “XVAs”).
The following are the primary procedures we performed to address this critical audit matter:
•We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to measure fair value of these portfolios. This included controls related to (1) the independent price verification (‘IPV’) of certain market pricing data inputs, (2) the determination or calculation of FVAs, including exit adjustments (to mark the portfolio to bid or offer prices), model shortcoming reserves to address model limitations and XVAs and (3) the validation, implementation and usage of valuation models including assessment of the impact of model limitations and assumptions;
•For a selection of collateral disputes identified through management’s control we challenged management’s valuation where significant fair value differences were observable through comparison with the market participant’s valuation on the other side of the trade;
•We performed a retrospective review by inspecting significant gains and losses on a selection of new trades, trade exits, novations and restructurings and evaluated whether these data points indicated elements of fair value not incorporated in the current valuation methodologies;
•We inspected movements in certain unobservable inputs throughout the period to assess whether gains or losses generated were in line with the accounting standards;
•We involved valuation professionals with specialized skills and knowledge who assisted in the following:
◦assessing the conceptual soundness of significant models and methodologies used in calculating fair values, risk exposures and in calculating FVAs;
◦utilising collateral dispute data to identify fair value financial instruments with significant fair value differences against market counterparties and developing an independent estimate of the fair value of such financial instruments; and developing an independent estimate of fair value for a selection of trades from the above portfolios and challenging the Company where their valuations were outside our tolerance.
UK Pension Scheme – Defined Benefit Obligation (‘DBO’) assumptions
As discussed in Note 31 to the consolidated financial statements, the Company operates multiple defined benefit pension plans with the majority of the balance relating to the UKRF. The total fair value of the defined benefit pension obligation as of 31 December 2021 was £31.8bn. Of this amount, £30.9bn related to UKRF. The determination of the Company’s defined benefit pension obligation with respect to these plans is dependent on certain actuarial assumptions, including the discount rate, inflation rate (or retail price index) and mortality assumptions.

Barclays Bank PLC 2021 Annual Report on Form 20-F	103

Report of Independent Registered Public Accounting Firm
We identified the valuation of the defined benefit pension obligation in respect of UKRF as a critical audit matter. Subjective and complex auditor judgement, including specialized skills and knowledge, was required in evaluating the discount rates, retail price index (‘RPI’) and mortality assumptions used, as small changes would have a significant impact on the measurement of the defined benefit pension obligation.
The following are the primary procedures we performed to address this critical audit matter:
•We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s defined benefit pension obligation process. This included controls related to management’s review of IAS19 assumptions including discount rate, RPI and mortality assumptions;
•We involved actuarial professionals with specialized skills and knowledge who assisted in assessing the Company’s discount rate, RPI and mortality assumptions by evaluating those assumptions against expectations derived from external sources.
KPMG LLP
We have served as the Company’s auditor since 2017.
London, United Kingdom
22 February 2022

Barclays Bank PLC 2021 Annual Report on Form 20-F	104

Consolidated financial statements
Consolidated income statement

		2021	2020	2019
For the year ended 31 December	Notes	£m	£m	£m
Continuing operations
Interest and similar income	3	5,672	6,006	8,085
Interest and similar expense	3	(2,599)	(2,846)	(4,178)
Net interest income		3,073	3,160	3,907
Fee and commission income	4	8,581	7,417	7,664
Fee and commission expense	4	(1,994)	(1,758)	(1,992)
Net fee and commission income		6,587	5,659	5,672
Net trading income	5	5,788	7,076	4,073
Net investment (expense)/income	6	(80)	(121)	420
Other income		40	4	79
Total income		15,408	15,778	14,151
Credit impairment releases/(charges)	7	277	(3,377)	(1,202)
Net operating income		15,685	12,401	12,949
Staff costs	29	(4,456)	(4,365)	(4,565)
Infrastructure costs	8	(1,054)	(816)	(835)
Administration and general expenses	8	(4,375)	(4,202)	(4,318)
Litigation and conduct	8	(154)	(76)	(264)
Operating expenses	8	(10,039)	(9,459)	(9,982)
Share of post-tax results of associates and joint ventures		4	7	57
(Loss)/ profit on disposal of subsidiaries, associates and joint ventures		(12)	126	88
Profit before tax		5,638	3,075	3,112
Taxation	9	(880)	(624)	(332)
Profit after tax		4,758	2,451	2,780

Attributable to:
Equity holders of the parent		4,127	1,774	2,120
Other equity instrument holders		631	677	660
Total equity holders of the parent		4,758	2,451	2,780
Profit after tax		4,758	2,451	2,780

Barclays Bank PLC 2021 Annual Report on Form 20-F	105

Consolidated financial statements
Consolidated statement of comprehensive income

	2021	2020	2019
For the year ended 31 December	£m	£m	£m
Profit after tax	4,758	2,451	2,780
Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[a]	(155)	(647)	(544)
Fair value through other comprehensive income reserve movement relating to debt securities
Net (losses)/gains from changes in fair value	(1,383)	2,402	2,465
Net gains transferred to net profit on disposal	(248)	(251)	(454)
Net (gains)/losses related to (releases of) impairment	(6)	1	1
Net gains/(losses) due to fair value hedging	1,105	(1,640)	(1,782)
Other movements	—	—	(8)
Tax	170	(130)	(63)
Cash flow hedging reserve
Net (losses)/gains from changes in fair value	(2,212)	1,366	823
Net gains transferred to net profit	(327)	(282)	(141)
Tax	740	(291)	(171)
Other	—	3	16
Other comprehensive (loss)/income that may be recycled to profit or loss	(2,316)	531	142

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	1,299	(77)	(280)
Fair value through other comprehensive income reserve movements relating to equity instruments	—	1	—
Own credit	(105)	(810)	(316)
Tax	(563)	198	150
Other comprehensive income/(loss) not recycled to profit or loss	631	(688)	(446)

Other comprehensive loss for the year	(1,685)	(157)	(304)

Total comprehensive income for the year	3,073	2,294	2,476

Attributable to:
Equity holders of the parent	3,073	2,294	2,476
Total comprehensive income for the year	3,073	2,294	2,476
Note
aIncludes £28m loss (2020: £8m loss; 2019: £15m profit) on recycling of currency translation differences.

Barclays Bank PLC 2021 Annual Report on Form 20-F	106

Consolidated financial statements
Consolidated balance sheet

		2021	2020
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		169,085	155,902
Cash collateral and settlement balances		88,085	97,616
Loans and advances at amortised cost	18	145,259	134,267
Reverse repurchase agreements and other similar secured lending		3,177	8,981
Trading portfolio assets	11	146,871	127,664
Financial assets at fair value through the income statement	12	188,226	171,761
Derivative financial instruments	13	262,291	302,693
Financial assets at fair value through other comprehensive income	14	45,908	51,902
Investments in associates and joint ventures	34	24	24
Goodwill and intangible assets	21	1,449	1,154
Property, plant and equipment	19	1,248	1,537
Current tax assets		589	424
Deferred tax assets	9	2,981	2,552
Retirement benefit assets	31	3,879	1,814
Other assets		2,706	1,440
Total assets		1,061,778	1,059,731
Liabilities
Deposits at amortised cost	18	262,828	244,696
Cash collateral and settlement balances		79,047	85,549
Repurchase agreements and other similar secured borrowing		12,769	10,443
Debt securities in issue		48,388	29,423
Subordinated liabilities	26	32,185	32,005
Trading portfolio liabilities	11	53,291	46,139
Financial liabilities designated at fair value	15	251,131	249,626
Derivative financial instruments	13	256,523	300,580
Current tax liabilities		738	644
Deferred tax liabilities	9	6	225
Retirement benefit liabilities	31	246	232
Other liabilities	22	7,249	5,251
Provisions	23	890	1,208
Total liabilities		1,005,291	1,006,021
Equity
Called up share capital and share premium	27	2,348	2,348
Other equity instruments	27	9,693	8,621
Other reserves	28	861	3,183
Retained earnings		43,585	39,558
Total equity		56,487	53,710
Total liabilities and equity		1,061,778	1,059,731
The Board of Directors approved the financial statements on pages 105 to 201 on 22 February 2022
CS Venkatakrishnan
Barclays Bank Group – Chief Executive Officer
Steven Ewart
Barclays Bank Group – Chief Financial Officer

Barclays Bank PLC 2021 Annual Report on Form 20-F	107

Consolidated financial statements
Consolidated statement of changes in equity

	Called up share capital and share premium[a]	Other equity instruments[a]	Other reserves[b]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2021	2,348	8,621	3,183	39,558	53,710
Profit after tax	—	631	—	4,127	4,758
Currency translation movements	—	—	(155)	—	(155)
Fair value through other comprehensive income reserve	—	—	(362)	—	(362)
Cash flow hedges	—	—	(1,799)	—	(1,799)
Retirement benefit remeasurement	—	—	—	644	644
Own credit reserve	—	—	(13)	—	(13)
Other	—	—	—	—	—
Total comprehensive income for the year	—	631	(2,329)	4,771	3,073
Issue and redemption of other equity instruments	—	1,072	—	3	1,075
Other equity instruments coupons paid	—	(631)	—	—	(631)
Employee share schemes	—	—	—	436	436
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(356)	(356)
Dividends on ordinary shares	—	—	—	(794)	(794)
Dividends on preference shares and other shareholders equity	—	—	—	(27)	(27)
Capital contribution from Barclays Plc	—	—	—	—	—
Other reserve movements	—	—	7	(6)	1
Balance as at 31 December 2021	2,348	9,693	861	43,585	56,487
Notes
aFor further details refer to Note 27.
bFor further details refer to Note 28.

Barclays Bank PLC 2021 Annual Report on Form 20-F	108

Consolidated financial statements
Consolidated statement of changes in equity

	Called up share capital and share premium[a]	Other equity instruments[a]	Other reserves[b]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2020	2,348	8,323	3,235	36,709	50,615
Profit after tax	—	677	—	1,774	2,451
Currency translation movements	—	—	(647)	—	(647)
Fair value through other comprehensive income reserve	—	—	383	—	383
Cash flow hedges	—	—	793	—	793
Retirement benefit remeasurement	—	—	—	(108)	(108)
Own credit reserve	—	—	(581)	—	(581)
Other	—	—	—	3	3
Total comprehensive income for the year	—	677	(52)	1,669	2,294
Issue and redemption of other equity instruments	—	298	—	(53)	245
Other equity instruments coupons paid	—	(677)	—	—	(677)
Employee share schemes	—	—	—	349	349
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(300)	(300)
Dividends on ordinary shares	—	—	—	(263)	(263)
Dividends on preference shares and other shareholders equity	—	—	—	(42)	(42)
Capital contribution from Barclays Plc	—	—	—	1,500	1,500
Other reserve movements	—	—	—	(11)	(11)
Balance as at 31 December 2020	2,348	8,621	3,183	39,558	53,710
Notes
aFor further details refer to Note 27.
bFor further details refer to Note 28.

Barclays Bank PLC 2021 Annual Report on Form 20-F	109

Consolidated financial statements
Consolidated cash flow statement

		2021	2020	2019
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		5,638	3,075	3,112
Adjustment for non-cash items:
Credit impairment (releases)/charges		(277)	3,377	1,202
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		683	441	459
Other provisions, including pensions		(135)	634	417
Net loss/(profit) on disposal of investments and property, plant and equipment		12	(119)	(84)
Other non-cash movements including exchange rate movements		1,968	(2,362)	(742)
Changes in operating assets and liabilities
Net decrease/(increase) in cash collateral and settlement balances		3,633	4,098	(5,762)
Net (increase)/decrease in loans and advances at amortised cost		(7,190)	7,142	3,937
Net decrease/(increase) in reverse repurchase agreements and other similar secured lending		5,804	(7,250)	(118)
Net increase in deposits at amortised cost		18,132	31,148	14,544
Net increase/(decrease) in debt securities in issue		18,965	(4,113)	(5,762)
Net increase/(decrease) in repurchase agreements and other similar secured borrowing		2,326	8,411	(5,346)
Net (increase)/decrease in derivative financial instruments		(3,655)	(1,604)	2,390
Net increase in trading portfolio assets		(19,207)	(14,327)	(9,299)
Net increase/(decrease) in trading portfolio liabilities		7,152	10,927	(1,402)
Net (increase)/decrease in financial assets and liabilities at fair value through the income statement		(14,960)	2,889	2,485
Net increase in other assets		(2,235)	(93)	(44)
Net increase/(decrease) in other liabilities		2,082	13	(991)
Corporate income tax (paid)/received		(1,239)	(12)	894
Net cash from operating activities		17,497	42,275	(110)
Purchase of debt securities at amortised cost		(6,931)	(7,890)	(8,565)
Proceeds from sale or redemption of debt securities at amortised cost		2,424	3,527	1,305
Purchase of financial assets at fair value through other comprehensive income		(44,058)	(57,640)	(67,056)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		47,601	53,367	67,743
Purchase of property, plant and equipment and intangibles		(758)	(303)	(610)
Disposal of subsidiaries and associates, net of cash disposed		65	736	617
Other cash flows associated with investing activities		4	11	95
Net cash from investing activities		(1,653)	(8,192)	(6,471)
Dividends paid and other coupon payments on equity instruments		(1,452)	(982)	(934)
Issuance of subordinated liabilities	26	9,099	3,856	6,785
Redemption of subordinated liabilities	26	(7,241)	(4,746)	(6,574)
Issue of shares and other equity instruments		1,072	1,134	2,292
Repurchase of shares and other equity instruments		—	(903)	(1,970)
Vesting of employee share schemes		(356)	(300)	(349)
Net cash from financing activities		1,122	(1,941)	(750)
Effect of exchange rates on cash and cash equivalents		(4,231)	1,669	(3,345)
Net increase/(decrease) in cash and cash equivalents		12,735	33,811	(10,676)
Cash and cash equivalents at beginning of year		173,125	139,314	149,990
Cash and cash equivalents at end of year		185,860	173,125	139,314
Cash and cash equivalents comprise:
Cash and balances at central banks		169,085	155,902	125,940
Loans and advances to banks with original maturity less than three months		6,473	7,281	8,158
Cash collateral balances with central banks with original maturity less than three months		9,690	9,086	4,736
Treasury and other eligible bills with original maturity less than three months		612	856	480
Cash and cash equivalents at end of year		185,860	173,125	139,314
Interest received by the Barclays Bank Group was £11,616m (2020: £12,860m) and interest paid by the Barclays Bank Group was £7,493m (2020: £8,653m). These amounts include interest paid and received arising from trading activities.
The Barclays Bank Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,260m (2020: £3,119m).

Barclays Bank PLC 2021 Annual Report on Form 20-F	110

Financial statements of Barclays Bank PLC
Parent company accounts

Balance sheet
		2021	2020
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		144,964	133,386
Cash collateral and settlement balances		75,571	87,723
Loans and advances at amortised cost		199,782	191,538
Reverse repurchase agreements and other similar secured lending		4,982	11,535
Trading portfolio assets		96,724	84,089
Financial assets at fair value through the income statement		236,577	203,073
Derivative financial instruments		234,409	297,129
Financial assets at fair value through other comprehensive income		44,163	50,308
Investments in associates and joint ventures		12	13
Investment in subsidiaries		19,134	17,780
Goodwill and intangible assets		109	112
Property, plant and equipment		128	425
Current tax assets		671	545
Deferred tax assets		1,679	1,171
Retirement benefit assets		3,825	1,812
Other assets		1,941	913
Total assets		1,064,671	1,081,552
Liabilities
Deposits at amortised cost		286,761	272,190
Cash collateral and settlement balances		56,419	68,862
Repurchase agreements and other similar secured borrowing		29,202	27,722
Debt securities in issue		32,585	17,221
Subordinated liabilities		31,875	31,852
Trading portfolio liabilities		50,116	48,093
Financial liabilities designated at fair value		291,062	267,137
Derivative financial instruments		227,991	292,538
Current tax liabilities		392	336
Deferred tax liabilities		6	225
Retirement benefit liabilities		104	104
Other liabilities		4,597	3,145
Provisions		699	984
Total liabilities		1,011,809	1,030,409
Equity
Called up share capital and share premium		2,348	2,348
Other equity instruments		14,400	13,328
Other reserves		(1,236)	776
Retained earnings		37,350	34,691
Total equity		52,862	51,143
Total liabilities and equity		1,064,671	1,081,552
The Board of Directors approved the financial statements on pages 105 to 201 on 22 February 2022.
CS Venkatakrishnan
Barclays Bank Group – Chief Executive Officer
Steven Ewart
Barclays Bank Group – Chief Financial Officer

Barclays Bank PLC 2021 Annual Report on Form 20-F	111

Financial statements of Barclays Bank PLC
Parent company accounts

Statement of changes in equity

	Called up share capital and share premium[a]	Other equity instruments[a,b]	Other reserves[c]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2021	2,348	13,328	776	34,691	51,143
Profit after tax	—	795	—	2,811	3,606
Currency translation movements	—	—	128	—	128
Fair value through other comprehensive income reserve	—	—	(363)	—	(363)
Cash flow hedges	—	—	(1,815)	—	(1,815)
Retirement benefit remeasurement	—	—	—	612	612
Own credit reserve	—	—	31	—	31
Total comprehensive income for the year	—	795	(2,019)	3,423	2,199
Issue and redemption of other equity instruments	—	1,072	—	3	1,075
Other equity instruments coupons paid	—	(795)	—	—	(795)
Employee share schemes	—	—	—	418	418
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(356)	(356)
Dividends paid on ordinary shares	—	—	—	(794)	(794)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(27)	(27)
Other reserve movements	—	—	7	(8)	(1)
Balance as at 31 December 2021	2,348	14,400	(1,236)	37,350	52,862
Notes
aFor further details refer to Note 27 in the Barclays Bank PLC Annual Report 2021.
bOther equity instruments includes AT1 securities issued by Barclays Bank PLC and borrowings of $6bn from a wholly-owned, indirect subsidiary of Barclays Bank PLC. The borrowings have been recorded as equity since, under their terms, interest payments are non cumulative and discretionary whilst repayment of principal is perpetually deferrable by Barclays Bank PLC. Should Barclays Bank PLC make a discretionary dividend payment on its ordinary shares in the six months preceding the date of an interest payment, it will be obliged to make that interest payment. In 2021, interest paid on these borrowings was £164m.
cFor further details refer to Note 28 in the Barclays Bank PLC Annual Report 2021.

Barclays Bank PLC 2021 Annual Report on Form 20-F	112

Financial statements of Barclays Bank PLC
Parent company accounts

Statement of changes in equity
	Called up share capital and share premium[a]	Other equity instruments[a,b]	Other reserves[c]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2020	2,348	11,089	678	32,310	46,425
Profit after tax	—	829	—	1,305	2,134
Currency translation movements	—	—	(519)	—	(519)
Fair value through other comprehensive income reserve	—	—	389	—	389
Cash flow hedges	—	—	788	—	788
Retirement benefit remeasurement	—	—	—	(113)	(113)
Own credit reserve	—	—	(560)	—	(560)
Other	—	—	—	2	2
Total comprehensive income for the year	—	829	98	1,194	2,121
Issue and redemption of other equity instruments	—	2,239	—	(53)	2,186
Other equity instruments coupons paid	—	(829)	—	—	(829)
Employee share schemes	—	—	—	349	349
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(300)	(300)
Dividends paid on ordinary shares	—	—	—	(263)	(263)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(42)	(42)
Capital contribution from Barclays PLC	—	—	—	1,500	1,500
Other reserve movements	—	—	—	(4)	(4)
Balance as at 31 December 2020	2,348	13,328	776	34,691	51,143
Notes
aFor further details refer to Note 27 in the Barclays Bank PLC Annual Report 2021.
bOther equity instruments includes AT1 securities issued by Barclays Bank PLC and borrowings of $6bn from a wholly-owned, indirect subsidiary of Barclays Bank PLC. The borrowings have been recorded as equity since, under their terms, interest payments are non cumulative and discretionary whilst repayment of principal is perpetually deferrable by Barclays Bank PLC. Should Barclays Bank PLC make a discretionary dividend payment on its ordinary shares in the six months preceding the date of an interest payment, it will be obliged to make that interest payment. In 2020, interest paid on these borrowings was £152m.
cFor further details refer to Note 28 in the Barclays Bank PLC Annual Report 2021.

Barclays Bank PLC 2021 Annual Report on Form 20-F	113

Financial statements of Barclays Bank PLC
Parent company accounts

Cash flow statement
		2021	2020	2019
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		3,543	2,155	2,018
Adjustment for non-cash items:
Credit impairment (releases)/charges		(414)	1,577	235
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		331	66	67
Other provisions, including pensions		(145)	505	268
Net profit on disposal of investments and property, plant and equipment		(49)	(397)	(128)
Other non-cash movements including exchange rate movements		1,109	(2,045)	1,203
Changes in operating assets and liabilities
Net decrease/(increase) in cash collateral and settlement balances		313	1,863	(7,110)
Net (increase)/decrease in loans and advances at amortised cost		(10,255)	(29,049)	5,483
Net decrease/(increase) in reverse repurchase agreements and other similar secured lending		6,553	(6,596)	1,551
Net increase in deposits at amortised cost		14,571	32,059	9,614
Net increase/(decrease) in debt securities in issue		15,364	(2,662)	(12,454)
Net increase in repurchase agreements and other similar secured borrowing		1,480	18,537	899
Net increase in derivative financial instruments		(1,827)	(860)	(3,863)
Net increase in trading portfolio assets		(12,635)	(5,010)	(5,599)
Net increase/(decrease) in trading portfolio liabilities		2,023	2,963	(1,496)
Net (increase)/decrease in financial assets and liabilities at fair value through the income statement		(9,579)	18,799	7,290
Net increase in other assets		(1,989)	(83)	(349)
Net increase/(decrease) in other liabilities		1,557	380	(1,006)
Corporate income tax (paid)/received		(373)	354	919
Net cash from operating activities		9,578	32,556	(2,458)
Purchase of debt securities at amortised cost		(5,442)	(7,129)	(7,688)
Proceeds from sale or redemption of debt securities at amortised cost		1,278	3,054	232
Purchase of financial assets at fair value through other comprehensive income		(37,842)	(51,368)	(61,877)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		41,544	47,254	62,915
Purchase of property, plant and equipment and intangibles		(20)	(27)	(139)
Disposal of subsidiaries and associates, net of cash disposed		65	736	587
Increase in investment in subsidiaries		(1,473)	(1,907)	(1,494)
Other cash flows associated with investing activities		—	8	—
Net cash from investing activities		(1,890)	(9,379)	(7,464)
Dividends paid and other coupon payments on equity instruments		(1,616)	(1,134)	(1,113)
Issuance of subordinated liabilities		8,788	3,700	6,627
Redemption of subordinated liabilities		(7,095)	(4,580)	(6,402)
Issue of shares and other equity instruments		1,072	3,075	2,292
Repurchase of shares and other equity instruments		—	(903)	(1,970)
Vesting of shares under employee share schemes		(356)	(300)	(349)
Net cash from financing activities		793	(142)	(915)
Effect of exchange rates on cash and cash equivalents		(2,913)	1,169	(2,753)
Net increase/(decrease) in cash and cash equivalents		5,568	24,204	(13,590)
Cash and cash equivalents at beginning of year		153,491	129,287	142,877
Cash and cash equivalents at end of year		159,059	153,491	129,287
Cash and cash equivalents comprise:
Cash and balances at central banks		144,964	133,386	112,287
Loans and advances to banks with original maturity less than three months		3,793	10,174	11,823
Cash collateral balances with central banks with original maturity less than three months		9,690	9,086	4,736
Treasury and other eligible bills with original maturity less than three months		612	845	441
Cash and cash equivalents at end of year		159,059	153,491	129,287
Interest received by Barclays Bank PLC was £7,284m (2020: £7,921m) and interest paid by Barclays Bank PLC was £5,496m (2020: £6,441m). These amounts include interest paid and received arising from trading activities. Dividends received were £1,174m (2020: £610m).
Barclays Bank PLC was required to maintain balances with central banks and other regulatory authorities of £1,585m (2020: £1,353m).

Barclays Bank PLC 2021 Annual Report on Form 20-F	114

Notes to the financial statements
For the year ended 31 December 2021

This section describes Barclays Bank Group’s significant policies and critical accounting estimates that relate to the financial statements and notes as a whole. If an accounting policy or a critical accounting estimate relates to a particular note, the accounting policy and/or critical accounting estimate is contained with the relevant note.

1Significant accounting policies
1.Reporting entity
Barclays Bank PLC is a public company limited by shares registered in England under company number 1026167, having its registered office at 1 Churchill Place, London, E14 5HP.
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
2.Compliance with International Financial Reporting Standards
The consolidated financial statements of the Barclays Bank Group, and the separate financial statements of Barclays Bank PLC, have been prepared in accordance with UK-adopted international accounting standards.
The consolidated financial statements of the Barclays Bank Group, and the separate financial statements of Barclays Bank PLC, have also been prepared in accordance with (1) International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRS as issued by the IASB for the periods presented; and (2) IFRS adopted pursuant to Regulation (EC) No. 1606/2002 as it applies in the European Union (“IFRS as adopted by the EU”).
There are currently no differences between UK-adopted international accounting standards and IFRS as adopted by the EU and therefore no reconciliation of variances is provided.
The principal accounting policies applied in the preparation of the consolidated and separate financial statements are set out below, and in the relevant notes to the financial statements. These policies have been consistently applied, with the exception of the Interest Rate Benchmark Reform Phase 2 amendments (amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) which were applied from 1 January 2020.
3.Basis of preparation
The consolidated and separate financial statements have been prepared under the historical cost convention modified to include the fair valuation of investment property, and particular financial instruments, to the extent required or permitted under IFRS as set out in the relevant accounting policies. The financial statements are stated in millions of pounds Sterling (£m), the functional currency of Barclays Bank PLC.
The financial statements have been prepared on a going concern basis, in accordance with the Companies Act 2006 as applicable to companies using IFRS. The financial statements are prepared on a going concern basis as the Board is satisfied that the Barclays Bank Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the financial statements.
In making this assessment, the Board has considered a wide range of information relating to present and future conditions and includes a review of a working capital report (WCR). The WCR is used by the Board to assess the future performance of the Barclays Bank Group and whether it has the resources in place that are required to meet its ongoing regulatory requirements. The assessment is based upon business plans which contain future forecasts of profitability taken from the Barclays Bank Group’s medium term plan as well as projections of regulatory capital requirements and business funding needs. The WCR also includes an assessment the impact of internally generated stress testing scenarios on the liquidity and capital requirement forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Barclays Bank Group could experience.
The WCR showed that the Barclays Bank Group had sufficient capital and liquidity in place to support its future business requirements and remained above its regulatory minimum requirements in the stress scenarios. Accordingly, the Board concluded that there was a reasonable expectation that the Barclays Bank Group has adequate resources to continue as a going concern for a period of at least 12 months from the date of approval of the financial statements.
4.Accounting policies
The Barclays Bank Group prepares financial statements in accordance with IFRS. The Barclays Bank Group’s significant accounting policies relating to specific financial statement items, together with a description of the accounting estimates and judgements that were critical to preparing those items, are set out under the relevant notes. Accounting policies that affect the financial statements as a whole are set out below.
(i)Consolidation
The Barclays Bank Group applies IFRS 10 Consolidated financial statements.
The consolidated financial statements combine the financial statements of Barclays Bank PLC and all its subsidiaries. Subsidiaries are entities over which Barclays Bank PLC has control. The Barclays Bank Group has control over another entity when the Barclays Bank Group has all of the following:
1)power over the relevant activities of the investee, for example through voting or other rights
2)exposure to, or rights to, variable returns from its involvement with the investee and
3)the ability to affect those returns through its power over the investee.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	115

Notes to the financial statements
For the year ended 31 December 2021
As the consolidated financial statements include partnerships where the Barclays Bank Group member is a partner, advantage has been taken of the exemption under Regulation 7 of the Partnership (Accounts) Regulations 2008 with regard to preparing and filing of individual partnership financial statements.
Details of the principal subsidiaries are given in Note 32.
(ii)Foreign currency translation
The Barclays Bank Group applies IAS 21The Effects of Changes in Foreign Exchange Rates. Transactions in foreign currencies are translated into Sterling at the rate ruling on the date of the transaction. Foreign currency monetary balances are translated into Sterling at the period end exchange rates. Exchange gains and losses on such balances are taken to the income statement. Non-monetary foreign currency balances in relation to items measured in terms of historical cost are carried at historical transaction date exchange rates. Non-monetary foreign currency balances in relation to items measured at fair value are translated using the exchange rate at the date when the fair value was measured.
The Barclays Bank Group’s foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside the UK may have different functional currencies. The functional currency of an operation is the currency of the main economy to which it is exposed.
Prior to consolidation (or equity accounting) the assets and liabilities of non-Sterling operations are translated at the period end exchange rate and items of income, expense and other comprehensive income are translated into Sterling at the rate on the date of the transactions. Exchange differences arising on the translation of foreign operations are included in currency translation reserves within equity. These are transferred to the income statement when the Barclays Bank Group disposes of the entire interest in a foreign operation, when partial disposal results in the loss of control of an interest in a subsidiary, when an investment previously accounted for using the equity method is accounted for as a financial asset, or on the disposal of a foreign operation within a branch.
(iii)Financial assets and liabilities
The Barclays Bank Group applies IFRS 9 Financial Instruments to the recognition, classification and measurement, and derecognition of financial assets and financial liabilities and the impairment of financial assets. The Barclays Bank Group applies the requirements of IAS 39 Financial Instruments: Recognition and Measurement for hedge accounting purposes.
Recognition
The Barclays Bank Group recognises financial assets and liabilities when it becomes a party to the terms of the contract. Trade date or settlement date accounting is applied depending on the classification of the financial asset.
Classification and measurement
Financial assets are classified on the basis of two criteria:
i)the business model within which financial assets are managed; and
ii)their contractual cash flow characteristics (whether the cash flows represent ‘solely payments of principal and interest’ (SPPI)).
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
Derecognition
The Barclays Bank Group derecognises a financial asset, or a portion of a financial asset, from its balance sheet where (i) the contractual rights to cash flows from the asset have expired, or (ii) the contractual rights to the cash flows from the asset have been transferred (usually by sale) and with them either (a) substantially all the risks and rewards of the asset have been transferred, or (b) where neither substantially all the risks and rewards have been transferred or retained, where control over the asset has been lost.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	116

Notes to the financial statements
For the year ended 31 December 2021
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
Accounting for reverse repurchase and repurchase agreements including other similar lending and borrowing
Reverse repurchase agreements (and stock borrowing or similar transactions) are a form of secured lending whereby the Barclays Bank Group provides a loan or cash collateral in exchange for the transfer of collateral, generally in the form of marketable securities subject to an agreement to transfer the securities back at a fixed price in the future. Repurchase agreements are where the Barclays Bank Group obtains such loans or cash collateral, in exchange for the transfer of collateral.
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
(iv)Issued debt and equity instruments
The Barclays Bank Group applies IAS 32, Financial Instruments: Presentation, to determine whether funding is either a financial liability (debt) or equity.
Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Barclays Bank Group having an obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument. If this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised when paid or declared by the members at the Annual General Meeting and treated as a deduction from equity.
Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the balance of the proceeds is included within equity.
(v) Changes in the basis for determining contractual cash flows resulting from interest rate benchmark reform
A change in the basis for determining the contractual cash flows of a financial instrument that is required by interest rate benchmark reform is accounted for by updating the effective interest rate, without the recognition of an immediate gain or loss. This practical expedient is only applied where (1) the change to the contractual cash flows is necessary as a direct consequence of the reform and (2) the new basis for determining the contractual cash flows is economically equivalent to the previous basis. For changes made in addition to those required by the interest rate benchmark reform, the practical expedient is applied first, after which the normal IFRS 9 requirements for modifications of financial instruments is applied.
Refer to Note 13 for further details regarding hedge accounting policies in respect of interest rate benchmark reform.
Refer to Note 40 for further disclosure related to interest rate benchmark reform.
(vi) Cash flow statement
Cash comprises cash on hand and balances at central banks. Cash equivalents comprise loans and advances to banks, cash collateral balances with central banks related to payment schemes and treasury and other eligible bills, all with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.
Investments in debt securities at amortised cost, presented within loans and advances on the balance sheet, are deemed to be investing activities for the purposes of the cash flow statement, except those instruments considered to be cash equivalents.
5.New and amended standards and interpretations
The accounting policies adopted have been consistently applied, with the exception of the Interest Rate Benchmark Reform Phase 2 amendments (amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) which were applied from 1 January 2020.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	117

Notes to the financial statements
For the year ended 31 December 2021
IFRS 17, including the 2020 amendments to IFRS 17, has been endorsed by the EU. Following the UK’s withdrawal from the EU on 31 December 2020, the UK-adopted international accounting standards will be applicable. IFRS 17, including the amendments to IFRS 17, has not yet been endorsed by the UK. The Barclays Bank Group does not expect the impact of IFRS 17 to be material.
Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2
In February 2021 the IASB issued amendments to IAS 1 that require entities to disclose their material accounting policies rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on the concept of materiality and its application to accounting policy information.
Under the amendments, accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.
The amendments are effective for annual periods beginning on or after 1 January 2023, and will be applied from that date.
Definition of Accounting Estimate - Amendments to IAS 8
In February 2021 the IASB issued amendments to IAS 8 that replace the definition of a change in accounting estimates with a definition of accounting estimates.
Under the new definition, accounting estimates are clarified as monetary amounts in financial statements that are subject to measurement uncertainty. Where an entity's accounting policy requires an item to be measured at monetary amounts that cannot be observed directly, it should develop an accounting estimate to achieve this objective.
The amendments are effective for annual periods beginning on or after 1 January 2023, and will be applied from that date.
6.Critical accounting estimates and judgements
The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying the accounting policies. The key areas involving a higher degree of judgement or complexity or areas where assumptions are significant to the consolidated and individual financial statements are highlighted under the relevant note. Critical accounting estimates and judgements are disclosed in:
▪Credit impairment charges on pages 124 to 127
▪Tax on pages 128 to 131
▪Fair value of financial instruments on pages 143 to 153
▪Pensions and post-retirement benefits – obligations on pages 176 to 182
▪Provisions including conduct and legal, competition and regulatory matters on pages 161 to 166
7.Other disclosures
To improve transparency and ease of reference, by concentrating related information in one place, certain disclosures required under IFRS have been included within the Risk review section as follows:
▪Credit risk on pages 41 to 42 and on pages 48 to 75
▪Market risk on page 42 and on pages 77 to 78
▪Treasury and capital risk – capital on page 42 and on page 85
▪Treasury and capital risk – liquidity on page 42 and on page 80
These disclosures are covered by the Audit opinion (included on pages102 to 104) where referenced as audited.

Barclays Bank PLC 2021 Annual Report on Form 20-F	118

Notes to the financial statements
Financial performance and returns
The notes included in this section focus on the results and performance of the Barclays Bank Group. Information on the segmental performance, income generated, expenditure incurred, tax, and dividends are included here.
2Segmental reporting

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
▪Corporate and Investment Bank which includes the Global Markets, Investment Banking and Corporate Banking businesses.
▪Consumer, Cards and Payments which includes the International Cards and Consumer Bank, Private Bank and Unified Payments businesses.
The below table also includes Head Office which comprises head office and certain central support functions including the Barclays Bank Group service company full time equivalent employees.

Analysis of results by business

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2021
Total income	12,481	3,337	(410)	15,408
Credit impairment releases/(charges)	461	(185)	1	277
Net operating income/(expenses)	12,942	3,152	(409)	15,685
Operating expenses	(7,169)	(2,316)	(400)	(9,885)
Litigation and conduct	(17)	(108)	(29)	(154)
Total operating expenses	(7,186)	(2,424)	(429)	(10,039)
Other net (expenses)/income[a]	(8)	1	(1)	(8)
Profit/(loss) before tax	5,748	729	(839)	5,638
Total assets (£bn)	986.2	64.4	11.2	1,061.8
Number of employees (full time equivalent)	7,800	2,600	9,800	20,200
Average number of employees (full time equivalent)				20,300

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2020
Total income	12,607	3,490	(319)	15,778
Credit impairment charges	(1,565)	(1,720)	(92)	(3,377)
Net operating income/(expenses)	11,042	1,770	(411)	12,401
Operating expenses	(7,125)	(2,132)	(126)	(9,383)
Litigation and conduct	(4)	(44)	(28)	(76)
Total operating expenses	(7,129)	(2,176)	(154)	(9,459)
Other net income[a]	16	114	3	133
Profit/(loss) before tax	3,929	(292)	(562)	3,075
Total assets (£bn)	990.9	57.8	11.0	1,059.7
Number of employees (full time equivalent)	7,800	3,000	10,100	20,900
Average number of employees (full time equivalent)				20,145
Note
aOther net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.

Barclays Bank PLC 2021 Annual Report on Form 20-F	119

Notes to the financial statements
Financial performance and returns

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2019
Total income	10,009	4,462	(320)	14,151
Credit impairment charges	(157)	(1,016)	(29)	(1,202)
Net operating income/(expenses)	9,852	3,446	(349)	12,949
Operating expenses	(7,267)	(2,359)	(92)	(9,718)
Litigation and conduct	(108)	(7)	(149)	(264)
Total operating expenses	(7,375)	(2,366)	(241)	(9,982)
Other net income/(expenses)[a]	113	40	(8)	145
Profit/(loss) before tax	2,590	1,120	(598)	3,112
Total assets (£bn)	799.6	65.7	11.4	876.7
Number of employees (full time equivalent)	8,100	3,100	9,300	20,500
Average number of employees (full time equivalent)				21,700
Note
aOther net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.

Income by geographic region[a]
	2021	2020	2019
For the year ended 31 December	£m	£m	£m
United Kingdom	4,585	4,954	4,084
Europe	2,358	2,119	1,752
Americas	7,326	7,590	7,251
Africa and Middle East	45	37	62
Asia	1,094	1,078	1,002
Total	15,408	15,778	14,151

Income from individual countries which represent more than 5% of total income[a]
	2021	2020	2019
For the year ended 31 December	£m	£m	£m
United Kingdom	4,585	4,954	4,084
United States	7,162	7,471	7,121
Note
aThe geographical analysis is based on the location of the office where the transactions are recorded.
3Net interest income

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

Barclays Bank PLC 2021 Annual Report on Form 20-F	120

Notes to the financial statements
Financial performance and returns

	2021	2020	2019
	£m	£m	£m
Cash and balances at central banks	128	226	919
Loans and advances at amortised cost	4,265	4,510	5,514
Fair value through other comprehensive income	380	604	831
Negative interest on liabilities	248	68	13
Other	651	598	808
Interest and similar income	5,672	6,006	8,085
Deposits at amortised cost	(331)	(644)	(1,778)
Debt securities in issue[a]	(413)	(424)	(873)
Subordinated liabilities	(934)	(1,112)	(1,096)
Negative interest on assets	(374)	(325)	(250)
Other	(547)	(341)	(181)
Interest and similar expense	(2,599)	(2,846)	(4,178)
Net interest income	3,073	3,160	3,907
Notes
aBarclays Bank Group has amended the presentation of the premium paid for purchased financial guarantees which are embedded in notes it issues directly to the market. From 2020 onwards, the full note coupon is presented as interest and similar expense within net interest income. The financial guarantee element of the coupon had previously been recognised in net investment income. The comparative of £25m in 2019 has not been restated.
Interest and similar income presented above represents interest revenue calculated using the effective interest method. Costs to originate credit card balances of £623m (2020: £687m; 2019: £684m) have been amortised to interest and similar income during the period. Interest and similar income includes £7m (2020: £9m; 2019: £9m) accrued on impaired loans. Other interest expense includes £20m (2020: £23m, 2019: £25m) relating to IFRS 16 lease interest expenses.
4Net fee and commission income

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

	2021

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	390	2,158	—	2,548
Advisory	968	128	—	1,096
Brokerage and execution	1,082	53	—	1,135
Underwriting and syndication	3,425	—	—	3,425
Other	80	155	21	256
Total revenue from contracts with customers	5,945	2,494	21	8,460
Other non-contract fee income	116	5	—	121
Fee and commission income	6,061	2,499	21	8,581
Fee and commission expense	(781)	(1,207)	(6)	(1,994)
Net fee and commission income	5,280	1,292	15	6,587

Barclays Bank PLC 2021 Annual Report on Form 20-F	121

Notes to the financial statements
Financial performance and returns

	2020

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	357	1,973	—	2,330
Advisory	593	100	—	693
Brokerage and execution	1,116	57	—	1,173
Underwriting and syndication	2,867	—	—	2,867
Other	54	152	29	235
Total revenue from contracts with customers	4,987	2,282	29	7,298
Other non-contract fee income	114	5	—	119
Fee and commission income	5,101	2,287	29	7,417
Fee and commission expense	(768)	(988)	(2)	(1,758)
Net fee and commission income	4,333	1,299	27	5,659

	2019

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	391	2,418	—	2,809
Advisory	821	83	—	904
Brokerage and execution	1,082	49	—	1,131
Underwriting and syndication	2,358	—	—	2,358
Other	90	227	30	347
Total revenue from contracts with customers	4,742	2,777	30	7,549
Other non-contract fee income	110	5	—	115
Fee and commission income	4,852	2,782	30	7,664
Fee and commission expense	(743)	(1,249)	—	(1,992)
Net fee and commission income	4,109	1,533	30	5,672
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	122

Notes to the financial statements
Financial performance and returns
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
Contract assets and contract liabilities
The Barclays Bank Group had no material contract assets or contract liabilities as at 31 December 2021 (2020: £nil; 2019: nil).
Impairment of fee receivables and contract assets
During 2021, there have been no material impairments recognised in relation to fees receivable and contract assets (2020: £nil; 2019: £nil). Fees in relation to transactional business can be added to outstanding customer balances. These amounts may be subsequently impaired as part of the overall loans and advances balance.
Remaining performance obligations
The Barclays Bank Group applies the practical expedient of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less or because the Barclays Bank Group has a right to consideration that corresponds directly with the value of the service provided to the client or customer.
Costs incurred in obtaining or fulfilling a contract
The Barclays Bank Group expects that incremental costs of obtaining a contract such as success fee and commission fees paid are recoverable and therefore capitalised such contract costs. Capitalised contract costs net of amortisation as at 31 December 2021 is £148m (2020: £135m; 2019: £153m).
Capitalised contract costs are amortised based on the transfer of services to which the asset relates which typically ranges over the expected life of the relationship. In 2021, the amount of amortisation was £35m (2020: £35m; 2019: £29m) and there was no impairment loss recognised in connection with the capitalised contract costs (2020: £nil; 2019: £nil).
5Net trading income

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

	2021	2020	2019
	£m	£m	£m
Net gains on financial instruments held for trading	3,999	5,392	2,795
Net gains on financial instruments designated at fair value	682	695	240
Net gains on financial instruments mandatorily at fair value	1,107	989	1,038
Net trading income	5,788	7,076	4,073

Barclays Bank PLC 2021 Annual Report on Form 20-F	123

Notes to the financial statements
Financial performance and returns
6Net investment (expense)/income

Accounting for net investment income
Dividends are recognised when the right to receive the dividend has been established. Other accounting policies relating to net investment income are set out in Note 12 and Note 14.

	2021	2020	2019
	£m	£m	£m
Net (losses)/gains from financial assets mandatorily at fair value	(116)	(39)	218
Net gains from disposal of debt instruments at fair value through other comprehensive income	248	251	454
Net gains/(losses) from disposal of financial assets and liabilities measured at amortised cost[a]	22	(128)	(38)
Dividend income	—	—	—
Net losses on other investments[b]	(234)	(205)	(214)
Net investment (expense)/income	(80)	(121)	420
Notes
aIncluded within the 2021 balance are gains of £25m relating to the sale of municipal bonds . Included within the 2020 balance are losses of £115m relating to partial redemption of contingent capital note.
bBarclays has amended the presentation of the premium paid for purchased financial guarantees which are embedded in notes it issues directly to the market. From 2020 onwards, the full note coupon is presented as interest expense within net interest income. The financial guarantee element of the coupon had previously been recognised in net investment income. The comparative of £25m in 2019 has not been restated.
7Credit impairment (release)/charge
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
i)Quantitative test
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
Retail assets apply bespoke relative increase and absolute PD thresholds based on product type and origination PD. Thresholds are subject to maximums defined by Barclays Bank Group policy and typically apply minimum relative thresholds of 50%-100% and a maximum relative threshold of 400%.
For existing/historical exposures where origination point scores or data are no longer available or do not represent a comparable estimate of lifetime PD, a proxy origination score is defined, based upon:
▪back-population of the approved lifetime PD score either to origination date or, where this is not feasible, as far back as possible (subject to a data start point no later than 1 January 2015); or
▪use of available historical account performance data and other customer information, to derive a comparable ‘proxy’ estimation of origination PD.

Barclays Bank PLC 2021 Annual Report on Form 20-F	124

Notes to the financial statements
Financial performance and returns
ii)Qualitative test
This is relevant for accounts that meet the portfolio’s ‘high risk’ criteria and are subject to closer credit monitoring.
High risk customers may not be in arrears but either through an event or an observed behaviour exhibit credit distress. The definition and assessment of high risk includes as wide a range of information as reasonably available, such as industry and Barclays Bank Group-wide customer level data, including but not limited to bureau scores and high consumer indebtedness index, wherever possible or relevant.
Whilst the high risk populations applied for IFRS 9 impairment purposes are aligned with risk management processes, they are also regularly reviewed and validated to ensure that they capture any incremental segments where there is evidence of credit deterioration.
iii)Backstop criteria
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
a)the obligor will also have demonstrated consistently good payment behaviour over a 12-month period, by making all consecutive contractual payments due and, for forborne exposures, the relevant EBA defined probationary period has also been successfully completed or;
b)(for non-forborne exposures) the performance conditions are defined and approved within an appropriately sanctioned restructure plan, including 12 months’ payment history have been met.
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
The Barclays Bank Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium term forecasts), Bloomberg (based on median of economic forecasters) and the Urban Land Institute (for US House Prices), which forms the baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and 2 favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a similar severity to internal stress tests, whilst also considering IFRS 9 specific sensitivities and non-linearity. Downside 2 is benchmarked to the Bank of England’s annual cyclical scenarios and to the most severe scenario from Moody’s inventory, but is not designed to be the same. The favourable scenarios are calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable benchmark scenarios. The scenarios include eight economic variables (GDP, unemployment, House Price Index (HPI) and base rates in both the UK and US markets) and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately eight-years.
The methodology for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historical UK and US macroeconomic variables against the forecast paths of the 5 scenarios. The methodology works such that the baseline (reflecting current consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from the baseline; the further from the baseline, the smaller the weight. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The same scenarios and weights that are used in the estimation of expected credit losses are also used for the Barclays Bank Group’s internal planning purposes. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices, and credit cards and unsecured consumer loans are highly sensitive to unemployment.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	125

Notes to the financial statements
Financial performance and returns
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
Modelling techniques
The regulatory Basel Committee of Banking Supervisors (BCBS) ECL calculations are leveraged for IFRS 9 modelling but adjusted for key differences which include:
▪BCBS requires 12 month through the economic cycle losses whereas IFRS 9 requires 12 months or lifetime point in time losses based on conditions at the reporting date and multiple forecasts of the future economic conditions over the expected lives;
▪IFRS 9 models do not include certain conservative BCBS model floors and downturn assessments and require discounting to the reporting date at the original EIR rather than using the cost of capital to the date of default;
▪management adjustments are made to modelled output to account for situations where known or expected risk factors and information have not been considered in the modelling process, for example forecast economic scenarios for uncertain political events; and
▪ECL is measured at the individual financial instrument level, however a collective approach where financial instruments with similar risk characteristics are grouped together, with apportionment to individual financial instruments, is used where effects can only be seen at a collective level, for example for forward-looking information.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	126

Notes to the financial statements
Financial performance and returns
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
Within the retail and small businesses portfolios, which comprise large numbers of small homogenous assets with similar risk characteristics where credit scoring techniques are generally used, the impairment allowance is calculated using forward looking modelled parameters which are typically run at account level. There are many models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. Management adjustments to impairment models, which contain an element of subjectivity, are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where appropriate.
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
Temporary adjustments to calculated IFRS9 impairment allowances may be applied in limited circumstances to account for situations where known or expected risk factors or information have not been considered in the ECL assessment or modelling process. For further information please see page 57 in credit risk performance.

	2021			2020			2019

	Impairment Charges	Recoveries and Reimbursements[a]	Total	Impairment Charges	Recoveries and Reimbursements	Total	Impairment Charges	Recoveries and Reimbursements	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances	(264)	259	(5)	3,060	(368)	2,692	1,214	(73)	1,141
Provision for undrawn contractually committed facilities and guarantees provided	(257)	—	(257)	547	—	547	55	—	55
Loans impairment	(521)	259	(262)	3,607	(368)	3,239	1,269	(73)	1,196
Cash collateral and settlement balances	(4)	—	(4)	2	—	2	1	—	1
Financial instruments at fair value through OCI	(6)	—	(6)	—	—	—	—	—	—
Other financial assets measured at cost	(5)	—	(5)	136	—	136	5	—	5
Credit impairment (release)/charge	(536)	259	(277)	3,745	(368)	3,377	1,275	(73)	1,202
Notes
a.Recoveries and reimbursements include a net reduction in amounts recoverable from financial guarantee contracts held with third parties of £290m (2020: £364m) and cash recoveries of previously written off amounts of £31m (2020: £4m).
Write-offs that can be subjected to enforcement activity
The contractual amount outstanding on financial assets that were written off during the year and that can still be subjected to enforcement activity is £752m (2020: £816m). This is lower than the write-offs presented in the movement in gross exposures and impairment allowance table due to assets sold during the year post write-offs and post write-off recoveries.
Modification of financial assets
Financial assets of £3,260m (2020: £3,781m) were subject to non-substantial modification during the year, with a resulting loss of £2m (2020: £21m). The gross carrying amount at 31 December 2021 of financial assets subject to non-substantial modification for which the loss allowance has changed to a 12 month ECL during the year amounts to £419m (2020: £1,194m).

Barclays Bank PLC 2021 Annual Report on Form 20-F	127

Notes to the financial statements
Financial performance and returns
8Operating expenses

	2021	2020	2019
	£m	£m	£m
Infrastructure costs
Property and equipment	367	373	368
Depreciation and amortisation	403	421	457
Lease payments	4	1	7
Impairment of property, equipment and intangible assets[a]	280	21	3
Total infrastructure costs	1,054	816	835
Administration and general expenses
Consultancy, legal and professional fees	390	345	362
Marketing and advertising	235	176	258
UK bank levy	134	249	185
Other administration and general expenses	3,616	3,432	3,513
Total administration and general expenses	4,375	4,202	4,318
Staff costs[b]	4,456	4,365	4,565
Litigation and conduct	154	76	264
Operating expenses	10,039	9,459	9,982
Note
aImpairment of property, equipment and intangible assets includes £266m relating to structural cost actions taken as part of the real estate review conducted in 2021 (see Note 19).
bFor further details on staff costs including accounting policies, refer to Note 29.
9Tax
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
Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised. Deferred tax liabilities are recognised for all taxable temporary differences except from the initial recognition of goodwill. Deferred tax is not recognised where the temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss. Deferred tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date which are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are only offset when there is both a legal right to set-off and an intention to settle on a net basis.
The Barclays Bank Group considers an uncertain tax position to exist when it considers that ultimately, in the future, the amount of profit subject to tax may be greater than the amount initially reflected in the Barclays Bank Group’s tax returns. The Barclays Bank Group accounts for provisions in respect of uncertain tax positions in two different ways.
A current tax provision is recognised when it is considered probable that the outcome of a review by a tax authority of an uncertain tax position will alter the amount of cash tax due to, or from, a tax authority in the future. From recognition, the current tax provision is then measured at the amount the Barclays Bank Group ultimately expects to pay the tax authority to resolve the position. The accrual of interest and penalty amounts in respect of uncertain income tax positions is recognised as an expense within profit before tax.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	128

Notes to the financial statements
Financial performance and returns
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

	2021	2020	2019
	£m	£m	£m
Current tax charge/(credit)
Current year	954	993	327
Adjustments in respect of prior years	393	3	(50)
	1,347	996	277
Deferred tax (credit)/charge
Current year	(179)	(563)	157
Adjustments in respect of prior years	(288)	191	(102)
	(467)	(372)	55
Tax charge	880	624	332
The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Barclays Bank Group’s profit before tax.

	2021	2021	2020	2020	2019	2019
	£m	%	£m	%	£m	%
Profit before tax from continuing operations	5,638		3,075		3,112
Tax charge based on the standard UK corporation tax rate of 19% (2020: 19%, 2019: 19%)	1,071	19.0%	584	19.0%	593	19.0%
Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 24.0% (2020: 25.0% , 2019: 26.0%))	281	5.0%	183	6.0%	217	7.0%

Recurring items:
Non-creditable taxes including withholding taxes	124	2.2%	107	3.4%	146	4.7%
Adjustments in respect of prior years	105	1.9%	194	6.3%	(152)	(4.9%)
Non-deductible expenses	61	1.1%	28	0.9%	34	1.1%
Impact of UK bank levy being non-deductible	25	0.4%	48	1.6%	35	1.1%
Impact of Barclays Bank PLC's overseas branches being taxed both locally and in the UK	25	0.4%	25	0.8%	15	0.5%
Tax adjustments in respect of share-based payments	(5)	(0.1%)	14	0.5%	(7)	(0.2%)
Banking surcharge and other items	(48)	(0.8%)	(70)	(2.3%)	(103)	(3.3%)
Tax relief on payments made under AT1 instruments	(113)	(2.0%)	(124)	(4.0%)	(121)	(3.9%)
Changes in recognition of deferred tax and effect of unrecognised tax losses	(140)	(2.5%)	(123)	(4.0%)	(85)	(2.7%)
Non-taxable gains and income	(309)	(5.5%)	(200)	(6.5%)	(240)	(7.7%)

Non-recurring items:
Remeasurement of UK deferred tax assets due to tax rate changes	(218)	(3.9%)	(43)	(1.4%)	—	—
Non-deductible provisions for UK customer redress	21	0.4%	7	0.2%	—	—
Non-deductible provisions for investigations and litigation	—	—	(6)	(0.2%)	—	—
Total tax charge	880	15.6%	624	20.3%	332	10.7%
Factors driving the effective tax rate
The effective tax rate of 15.6% is lower than the UK corporation tax rate of 19% primarily due to the impact of non-taxable gains and income, adjustments for the remeasurement of UK deferred tax assets as a result of the enactment in 2021 of an increase in the UK corporation tax rate to 25% from 1 April 2023, the use of unrecognised tax losses in the period and tax relief on payments made under AT1 instruments. These factors, which have each decreased the effective tax rate, are partially offset by profits earned outside the UK being taxed at local statutory tax rates that are higher than the UK tax rate and non-creditable taxes.
The Barclays Bank Group’s future tax charge will be sensitive to the geographic mix of profits earned, the tax rates in force and changes to the tax rules in the jurisdictions that the Barclays Bank Group operates in. In its Budget held in October 2021, the UK Government announced that the banking surcharge rate will be reduced from 8% to 3% from 1 April 2023. This reduction in the banking surcharge rate was substantively enacted on 2 February 2022 and is a non-adjusting post balance sheet event. If the reduction in the banking surcharge rate had been substantively enacted at the balance sheet date then this would have resulted in the Barclays Bank Group’s UK deferred tax assets being remeasured and decreasing with a tax charge in the income statement of £183m and tax credit within other comprehensive income of £122m.

Barclays Bank PLC 2021 Annual Report on Form 20-F	129

Notes to the financial statements
Financial performance and returns
In October 2021, the OECD and G20 Inclusive Framework on Base Erosion and Profit Shifting announced plans to introduce a global minimum tax rate of 15% from 2023. The model rules, which set out the scope of and the mechanism for calculating the global minimum tax, were released by the OECD on 20 December 2021. The Barclays Bank Group is reviewing the model rules and awaiting the OECD’s anticipated publication of further guidance, as well as new legislation expected to be released by governments implementing this new tax regime, and will assess the potential impact of new legislation during 2022.
In the USA, a proposed Build Back Better Act has been passed by the House of Representatives but has not been passed by the Senate and at this time it is uncertain whether the Act will progress further. The proposed Act passed by the House of Representatives included proposals to implement material changes to international tax provisions, including amendments to the Base Erosion and Anti-Abuse Tax and the imposition of an alternative minimum tax based on accounting profits. It is unclear at this time whether any of these proposals could have a significant impact on the Barclays Bank Group if enacted. The Barclays Bank Group will continue to monitor developments and assess the potential impact of any future legislative changes ultimately enacted.
Tax in the consolidated statement of comprehensive income
Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income which includes within Other a tax credit of £nil (2020: £3m). The total amount recognised in relation to the remeasurement of UK deferred tax through other comprehensive income was a £148m charge (2020: £49m).
Tax included directly in equity
Tax included directly in equity comprises a £38m credit (2020: £14m) relating to share-based payments and deductible costs on issuing other equity instruments.
Deferred tax assets and liabilities
The deferred tax amounts on the balance sheet were as follows:

	Barclays Bank Group
	2021	2020
	£m	£m
US Intermediate Holding Company Tax Group ("IHC Tax Group")	1,004	1,001
US Branch Tax Group	1,002	1,048
UK Tax Group	576	—
Other (outside the UK and US tax groups)	399	503
Deferred tax asset	2,981	2,552
Deferred tax liability	(6)	(225)
Net deferred tax	2,975	2,327
US deferred tax assets in the IHC and the US Branch Tax Groups
The deferred tax asset in the IHC Tax Group of £1,004m (2020: £1,001m) includes £1m (2020: £nil) relating to tax losses, with the balance relating to temporary differences. The deferred tax asset in Barclays Bank PLC’s US Branch Tax Group of £1,002m (2020: £1,048m) relates entirely to temporary differences.
In relation to the IHC Tax Group, these temporary differences include £301m (2020: £330m) arising from New York State and City prior net operating loss conversion which can be carried forward and will expire in 2034. Business profit forecasts indicate these amounts will be fully recovered before expiry.
UK Tax Group deferred tax assets and liabilities
The net deferred tax asset in the UK Tax Group of £576m (2020: £225m liability) includes a deferred tax asset of £1,074m (2020: £541m) relating to tax losses which is offset by a deferred tax liability of £498m (2020: £766m) relating to temporary differences. There is no time limit on utilisation of UK tax losses and business profit forecasts indicate these losses will be fully recovered.
Other deferred tax assets (outside the UK and US tax groups)
The deferred tax asset of £399m (2020: £503m) in other entities within the Barclays Bank Group includes £121m (2020: £170m) relating to tax losses. These deferred tax assets relate to a number of different territories and their recognition is based on profit forecasts or local country law which indicate that it is probable that those deferred tax assets will be fully recovered.
Of the deferred tax asset of £399m (2020: £503m), an amount of £9m (2020: £8m) relates to entities which have suffered a loss in either the current or prior year and the utilisation of which is dependent upon future taxable profits. This has been taken into account in reaching the above conclusion that these deferred tax assets will be fully recovered in the future.

Barclays Bank PLC 2021 Annual Report on Form 20-F	130

Notes to the financial statements
Financial performance and returns
The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet and in the preceding table as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Barclays Bank Group
	Fixed asset timing differences	Fair value through other comprehensive income	Cash flow hedges	Retirement benefit obligations	Loan impairment allowance	Other provisions	Share based payments and deferred compensation	Other temporary differences	Tax losses carried forward	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	659	—	—	30	455	139	317	1,377	711	3,688
Liabilities	(33)	(21)	(441)	(826)	—	—	—	(40)	—	(1,361)
As at 1 January 2021	626	(21)	(441)	(796)	455	139	317	1,337	711	2,327
Income statement	14	(6)	—	1	38	3	(13)	(55)	485	467
Other comprehensive income and reserves	—	170	750	(855)	—	—	20	97	—	182
Other movements	8	1	—	—	(12)	—	3	(1)	—	(1)
	648	144	309	(1,650)	481	142	327	1,378	1,196	2,975
Assets	678	144	309	24	481	142	327	1,418	1,196	4,719
Liabilities	(30)	—	—	(1,674)	—	—	—	(40)	—	(1,744)
As at 31 December 2021	648	144	309	(1,650)	481	142	327	1,378	1,196	2,975

Assets	719	110	—	31	284	127	305	1,329	523	3,428
Liabilities	(29)	(18)	(139)	(640)	—	—	—	(222)	—	(1,048)
As at 1 January 2020	690	92	(139)	(609)	284	127	305	1,107	523	2,380
Income statement	(39)	—	—	—	164	18	15	23	191	372
Other comprehensive income and reserves	—	(112)	(291)	(191)	—	—	3	238	—	(353)
Other movements	(25)	(1)	(11)	4	7	(6)	(6)	(31)	(3)	(72)
	626	(21)	(441)	(796)	455	139	317	1,337	711	2,327
Assets	659	—	—	30	455	139	317	1,377	711	3,688
Liabilities	(33)	(21)	(441)	(826)	—	—	—	(40)	—	(1,361)
As at 31 December 2020	626	(21)	(441)	(796)	455	139	317	1,337	711	2,327
Other movements include the impact of changes in foreign exchange rates as well as deferred tax amounts relating to acquisitions and disposals.
The amount of deferred tax asset expected to be recovered after more than 12 months for the Barclays Bank Group is £4,328m (2020: £3,356m). The amount of deferred tax liability expected to be settled after more than 12 months for the Barclays Bank Group is £1,740m (2020: £1,359m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.
Unrecognised deferred tax
Tax losses and temporary differences
The Barclays Bank Group has deferred tax assets not recognised in respect of gross deductible temporary differences of £110m (2020: £123m), unused tax credits of £283m (2020: £236m), and gross tax losses of £22,496m (2020: £19,953m). The tax losses include capital losses of £3,642m (2020: £2,987m). Of these tax losses, £63m (2020: £139m) expire within five years, £370m (2020: £236m) expire within six to ten years, £10,529m (2020: £7,271m) expire within 11 to 20 years and £11,534m (2020: £12,307m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.
Barclays Bank Group investments in subsidiaries, branches and associates
Deferred tax is not recognised in respect of the value of Barclays Bank Group's investments in subsidiaries, branches and associates where the Barclays Bank Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The aggregate amount of these temporary differences for which deferred tax liabilities have not been recognised was £0.9bn (2020: £0.8bn).
10Dividends on ordinary shares and preference shares
The 2021 financial statements include £794m (2020: £263m) of dividends paid on ordinary shares. This comprises one interim dividend declared in relation to the prior year of £174m (2020: £263m) and two interim dividends in relation to 2021 of £520m, declared in February 2021, and £100m, declared in July 2021 (2020: nil ).
This results in a total dividend for the year of £0.34 (2020: £0.11) per ordinary share.
Dividends paid on preference shares amounted to £27m (2020: £42m).  Dividends paid on the Euro preference shares amounted to £14.37 per share (2020: £439.21). Dividends paid on the 6.278% US$100 preference shares amounted to £459.69 per share (2020: £485.75).
The Directors have approved a third interim dividend in respect of 2021 of £200m.

Barclays Bank PLC 2021 Annual Report on Form 20-F	131

Notes to the financial statements
Assets and liabilities held at fair value

The notes included in this section focus on assets and liabilities the Barclays Bank Group holds and recognises at fair value. Fair value refers to the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date, which may be an observable market price or, where there is no quoted price for the instrument, may be an estimate based on available market data. Details regarding the Barclays Bank Group’s approach to managing market risk can be found on page 42.

11Trading portfolio

Accounting for trading portfolio assets and liabilities
In accordance with IFRS 9, all assets and liabilities held for trading purposes are held at fair value with gains and losses in the changes in fair value taken to the income statement in net trading income (Note 5).

	Barclays Bank Group
	2021	2020
	£m	£m
Debt securities and other eligible bills	50,700	56,196
Equity securities	83,113	62,192
Traded loans	12,525	8,348
Commodities	533	928
Trading Portfolio Assets	146,871	127,664

Debt securities and other eligible bills	(34,079)	(28,836)
Equity securities	(19,212)	(17,303)
Trading Portfolio Liabilities	(53,291)	(46,139)

12Financial assets at fair value through the income statement

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
The details on how the fair value amounts are derived for financial assets at fair value are described in Note 16.

	Barclays Bank Group
	2021	2020
	£m	£m
Loans and advances	2,813	2,170
Debt securities	318	291
Reverse repurchase agreements and other similar secured lending	—	19
Financial assets designated at fair value	3,131	2,480

Loans and advances	33,089	25,279
Debt securities	1,937	1,406
Equity securities	4,798	3,742
Reverse repurchase agreements and other similar secured lending	145,186	138,539
Other financial assets	85	315
Financial assets mandatorily at fair value	185,095	169,281
Total	188,226	171,761
Credit risk of financial assets designated at fair value and related credit derivatives
The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk, and the cumulative changes in fair value since initial recognition for loans and advances. The table does not include debt securities and reverse repurchase agreements and

Barclays Bank PLC 2021 Annual Report on Form 20-F	132

Notes to the financial statements
Assets and liabilities held at fair value
other similar secured lending designated at fair value as they have minimal exposure to credit risk. Reverse repurchase agreements are collateralised and debt securities are primarily relating to high quality sovereigns.

	Barclays Bank Group

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2021	2020	2021	2020	2021	2020
	£m	£m	£m	£m	£m	£m
Loans and advances designated at fair value, attributable to credit risk	2,813	2,170	1	(46)	(3)	(51)
Value mitigated by related credit derivatives	1,617	795	(3)	3	(3)	3
13Derivative financial instruments
Accounting for derivatives
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
All derivative instruments are held at fair value through profit or loss, except for derivatives that are in a designated cash flow or net investment hedge accounting relationship. Derivatives are classified as assets when their fair value is positive or as liabilities when their fair value is negative. This includes terms included in a contract or financial liability (the host) which, had they been a standalone contract, would have met the definition of a derivative. If these are separated from the host, i.e. when the economic characteristics of the embedded derivative are not closely related with those of the host contract and the combined instrument is not measured at fair value through profit or loss, then they are accounted for in the same way as derivatives. For financial assets, the requirements are whether the financial assets contain contractual terms that give rise on specified dates to cash flows that are SPPI, and consequently the requirements for accounting for embedded derivatives are not applicable to financial assets.
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
The Barclays Bank Group applies the ‘Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform’ issued in September 2019 (the Phase 1 amendments).
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
In summary, the reliefs provided by the Phase 1 amendments are:
▪When considering the ‘highly probable’ requirement, the Barclays Bank Group has assumed that the IBOR interest rates upon which our hedged items are based do not change as a result of IBOR Reform.
▪In assessing whether the hedge is expected to be highly effective on a forward-looking basis the Barclays Bank Group has assumed that the IBOR interest rates upon which the cash flows of the hedged items and the interest rate swaps that hedge them are based are not altered by IBOR reform.
▪The Barclays Bank Group will not discontinue hedge accounting during the period of IBOR-related uncertainty solely because the retrospective effectiveness falls outside the required 80% –125% range.
▪The Barclays Bank Group has not recycled the cash flow hedge reserve relating to the period after the reforms are expected to take effect.
▪The Barclays Bank Group has assessed whether the hedged IBOR risk component is a separately identifiable risk only when it first designates a hedged item in a fair value hedge and not on an ongoing basis.
The Barclays Bank Group also applies the ‘Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2’ issued in August 2020. The Phase 2 amendments provide relief when changes are made to hedge relationships as a result of the interest rate benchmark reform.
In summary, the reliefs provided by the Phase 2 amendments are:
▪Under a temporary exception, the Barclays Bank Group has considered that changes to the hedge designation and hedge documentation due to the interest rate benchmark reform would not constitute the discontinuation of the hedge relationship nor the designation of a new hedging relationship.
▪In respect of the retrospective hedge effectiveness assessment, the Barclays Bank Group may elect, on a hedge-by-hedge basis, to reset the cumulative fair value changes to zero when the exception to the retrospective assessment ends (Phase 1 relief). Any hedge ineffectiveness will continue to be measured and recognised in full in profit or loss.
▪The Barclays Bank Group has deemed the amounts accumulated in the cash flow hedge reserve to be based on the alternative benchmark rate (on which the hedge future cash flows are determined) when there is a change in basis for determining the contractual cash flows.
▪For hedges of groups of items (such as those forming part of a macro cash flow hedging strategy), the amendments provide relief for items within a designated group of items that are amended for changes directly required by the reform.
▪In respect of whether a risk component of a hedged item is separately identifiable, the amendments provide temporary relief to entities to meet this requirement when an alternative risk free rate (RFR) financial instrument is designated as a risk component. These amendments allow the Barclays Bank Group upon designation of the hedge to assume that the separately identifiable requirement is met if the Barclays Bank Group reasonably

Barclays Bank PLC 2021 Annual Report on Form 20-F	133

Notes to the financial statements
Assets and liabilities held at fair value
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

Barclays Bank Group	2021			2020
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Total derivative assets/(liabilities) held for trading	47,286,623	262,046	(255,471)	42,515,577	302,429	(299,637)
Total derivative assets/(liabilities) held for risk management	126,292	245	(1,052)	110,028	264	(943)
Derivative assets/(liabilities)	47,412,915	262,291	(256,523)	42,625,605	302,693	(300,580)
As part of the industry wide IBOR transition during the year, interest rate swap contracts held with Central Clearing Counterparties (CCPs) have been converted to alternative benchmarks. Operationally, this involved the CCPs splitting each contract into multiple component operational parts in order to preserve accrued IBOR cash flows. Legally, Barclays Bank Group remains party to only one contract, and as such all notionals amounts quoted in this disclosure reflect the legal contract notional. In total, 'operational-only' trade notionals of £1,717bn primarily with London Clearing House & Japan Securities Clearing Corporation have been explicitly excluded from these disclosures.
Further information on netting arrangements of derivative financial instruments can be found within Note 17.

Barclays Bank PLC 2021 Annual Report on Form 20-F	134

Notes to the financial statements
Assets and liabilities held at fair value
The fair values and notional amounts of derivatives held for trading are set out in the following table:

Derivatives held for trading and risk management	2021			2020
Barclays Bank Group	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading
Foreign exchange derivatives
OTC derivatives	5,700,055	76,055	(74,014)	5,463,632	84,518	(83,912)
Derivatives cleared by central counterparty	99,664	171	(208)	78,946	335	(335)
Exchange traded derivatives	20,084	10	(3)	14,034	3	(3)
Foreign exchange derivatives	5,819,803	76,236	(74,225)	5,556,612	84,856	(84,250)
Interest rate derivatives
OTC derivatives	14,229,139	124,187	(113,098)	13,551,506	171,244	(161,223)
Derivatives cleared by central counterparty	18,865,670	1,055	(762)	18,330,003	965	(795)
Exchange traded derivatives	5,200,838	905	(907)	2,971,966	371	(360)
Interest rate derivatives	38,295,647	126,147	(114,767)	34,853,475	172,580	(162,378)
Credit derivatives
OTC derivatives	606,504	4,007	(4,752)	384,900	3,674	(3,909)
Derivatives cleared by central counterparty	665,600	1,675	(1,809)	462,945	931	(1,095)
Credit derivatives	1,272,104	5,682	(6,561)	847,845	4,605	(5,004)
Equity and stock index derivatives
OTC derivatives	278,370	18,793	(24,440)	213,078	18,803	(26,091)
Exchange traded derivatives	1,469,078	32,901	(33,174)	927,114	20,165	(20,521)
Equity and stock index derivatives	1,747,448	51,694	(57,614)	1,140,192	38,968	(46,612)
Commodity derivatives
OTC derivatives	4,670	56	(107)	4,244	89	(110)
Exchange traded derivatives	146,951	2,231	(2,197)	113,209	1,331	(1,283)
Commodity derivatives	151,621	2,287	(2,304)	117,453	1,420	(1,393)
Derivative assets/(liabilities) held for trading	47,286,623	262,046	(255,471)	42,515,577	302,429	(299,637)

Total OTC derivatives	20,818,738	223,098	(216,411)	19,617,360	278,328	(275,245)
Total derivatives cleared by central counterparty	19,630,934	2,901	(2,779)	18,871,894	2,231	(2,225)
Total exchange traded derivatives	6,836,951	36,047	(36,281)	4,026,323	21,870	(22,167)
Derivative assets/(liabilities) held for trading	47,286,623	262,046	(255,471)	42,515,577	302,429	(299,637)

Derivatives held for risk management
Derivatives designated as cash flow hedges
Currency Swaps	1,000	155	—	1,000	67	—
Interest rate swaps	465	—	(3)	1,819	49	—
Interest rate derivatives cleared by central counterparty	63,584	—	—	43,499	—	—
Derivatives designated as cash flow hedges	65,049	155	(3)	46,318	116	—
Derivatives designated as fair value hedges
Interest rate swaps	5,856	53	(1,045)	7,986	123	(943)
Forward foreign exchange	—	—	—	—	—	—
Interest rate derivatives cleared by central counterparty	52,964	—	—	54,933	—	—
Derivatives designated as fair value hedges	58,820	53	(1,045)	62,919	123	(943)
Derivatives designated as hedges of net investments
Forward foreign exchange	2,423	37	(4)	791	25	—
Derivatives designated as hedges of net investments	2,423	37	(4)	791	25	—
Derivative assets/(liabilities) held for risk management	126,292	245	(1,052)	110,028	264	(943)

Total OTC derivatives	9,744	245	(1,052)	11,596	264	(943)
Total derivatives cleared by central counterparty	116,548	—	—	98,432	—	—
Derivative assets/(liabilities) held for risk management	126,292	245	(1,052)	110,028	264	(943)

Barclays Bank PLC 2021 Annual Report on Form 20-F	135

Notes to the financial statements
Assets and liabilities held at fair value
Hedge accounting
Hedge accounting is applied predominantly for the following risks:
▪Interest rate risk – arises due to a mismatch between fixed interest rates and floating interest rates. Interest rate risk also includes exposure to inflation risk for certain types of investments.
▪Currency risk – arises due to assets or liabilities being denominated in different currencies than the functional currency of the relevant entity. At a consolidated level, currency risk also arises when the functional currency of subsidiaries are different from the parent.
▪Contractually linked inflation risk – arises from financial instruments within contractually specified inflation risk. The Barclays Bank Group does not hedge inflation risk that arises from other activities.
In order to hedge these risks, the Barclays Bank Group uses the following hedging instruments:
▪Interest rate derivatives to swap interest rate exposure into either fixed or variable rates.
▪Currency derivatives to swap foreign currency exposures into the entity’s functional currency, and net investment exposure to local currency.
▪Inflation derivatives to swap inflation exposure into either fixed or variable interest rates.
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
In some hedging relationships, the Barclays Bank Group designates risk components of hedged items as follows:
▪Benchmark interest rate risk as a component of interest rate risk, such as the LIBOR or Risk Free Rate (RFR) component.
▪Inflation risk as a contractually specified component of a debt instrument.
▪Spot exchange rate risk for foreign currency financial assets or financial liabilities.
▪Components of cash flows of hedged items, for example certain interest payments for part of the life of an instrument.
Using the benchmark interest rate risk results in other risks, such as credit risk and liquidity risk, being excluded from the hedge accounting relationship. Following market-wide interest rate benchmark reform, sensitivity to risk-free rates is considered to be the predominant interest rate risk and therefore the hedged items (which often reference risk-free or similar 'overnight' rates) change in fair value on a proportionate basis with reference to this risk.
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
Sources of ineffectiveness include the following:
▪Mismatches between the contractual terms of the hedged item and hedging instrument, including basis differences.
▪Changes in credit risk of the hedging instruments.
▪If a hedging relationship becomes over-hedged, for example in hedges of net investments if the net asset value designated at the start of the period falls below the amount of the hedging instrument.
▪Cash flow hedges using external swaps with non-zero fair values.
▪The effects of the reforms to IBOR, because these might take effect at a different time and have a different impact on hedged items and hedging instruments.
The Barclays Bank Group's risk exposure continues, in part, to be affected by interest rate benchmark reform. In most cases, hedged items and hedging instruments are expected to transition to relevant risk-free rates at the end of their current cash flow period. For GBP LIBOR contracts, where uncertainty around the timing and effects of LIBOR reform continues beyond the end of the current cash flow period, financial instruments are generally expected to utilise 'synthetic LIBOR' (as permitted by the FCA on a temporary basis until their contracts are fully remediated). USD LIBOR linked hedge accounting relationships are still exposed to uncertainty regarding the precise timing and effects of benchmark reform. USD LIBOR benchmarks will cease to be published from 30 June 2023, but certain hedged items and hedging instruments continue to contractually reference these benchmarks beyond the cessation date.

Barclays Bank PLC 2021 Annual Report on Form 20-F	136

Notes to the financial statements
Assets and liabilities held at fair value
The following table summarises the significant hedge accounting exposures impacted by the IBOR reform as at 31 December 2021:

Barclays Bank Group		Nominal amount of hedged items directly impacted by IBOR reform	Nominal amount of hedging instruments directly impacted by IBOR reform
Current benchmark rate	Expected convergence to RFR	£m	£m
GBP London Interbank Offered rate (LIBOR)	Reformed Sterling Overnight Index Average (SONIA)	9,718	200
USD LIBOR	Secured Overnight Financing Rate (SOFR)	19,945	20,013
JPY LIBOR	Tokyo Overnight Average (TONA)	—	52
Singapore Swap Offered Rate (SOR)	Singapore Overnight Rate Average (SORA)	110	110
Total IBOR Notionals		29,773	20,375

The disparity in outstanding GBP notionals between hedged items and hedging instruments results from a temporary timing mismatch where derivative contracts have been transitioned to SONIA prior to 31 December 2021, whereas hedged items are expected to transition early 2022.

Barclays Bank PLC 2021 Annual Report on Form 20-F	137

Notes to the financial statements
Assets and liabilities held at fair value

Hedged items in fair value hedges

Barclays Bank Group		Accumulated fair value adjustment included in carrying amount
	Carrying amount	Total	Of which: Accumulated fair value adjustment on items no longer in a hedge relationship	Change in fair value used as a basis to determine ineffectiveness	Hedge ineffectiveness recognised in the income statement[a]
Hedged item statement of financial position classification and risk category	£m	£m	£m	£m	£m
2021
Assets
Loans and advances at amortised cost
- Interest rate risk	1,257	24	6	(77)	(1)
- Inflation risk	556	354	—	9	—
Debt securities classified as amortised cost
- Interest rate risk	1,378	(39)	—	(75)	(18)
- Inflation risk	4,087	400	—	(16)	(1)
Financial assets at fair value through other comprehensive income[b]
- Interest rate risk	22,895	(293)	28	(1,122)	35
- Inflation risk	6,271	386	(32)	81	10
Total Assets	36,444	832	2	(1,200)	25
Liabilities
Debt securities in issue
- Interest rate risk	(26,691)	(622)	(320)	769	6
Total Liabilities	(26,691)	(622)	(320)	769	6
Total Hedged Items	9,753	210	(318)	(431)	31

2020
Assets
Loans and advances at amortised cost
- Interest rate risk	835	99	2	55	—
- Inflation risk	545	345	—	25	3
Debt securities classified as amortised cost
- Interest rate risk	1,440	23	—	17	(7)
- Inflation risk	4,071	(43)	—	453	3
Financial assets at fair value through other comprehensive income[b]
- Interest rate risk	27,959	964	322	864	(33)
- Inflation risk	7,782	319	(9)	249	(9)
Total Assets	42,632	1,707	315	1,663	(43)
Liabilities
Debt securities in issue
- Interest rate risk	(26,978)	(1,477)	(414)	(797)	(6)
Total Liabilities	(26,978)	(1,477)	(414)	(797)	(6)
Total Hedged Items	15,654	230	(99)	866	(49)
Note
aHedge ineffectiveness is recognised in net interest income.
bFor items classified as fair value through other comprehensive income, the hedge accounting adjustment is not included in the carrying amount, but rather adjusts other comprehensive income.

Barclays Bank PLC 2021 Annual Report on Form 20-F	138

Notes to the financial statements
Assets and liabilities held at fair value
Amount, timing and uncertainty of future cash flows
The following table shows the fair value hedging instruments which are carried on the Barclays Bank Group’s balance sheet:

Barclays Bank Group		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness	Nominal amount directly impacted by IBOR reform
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Fair value	Interest rate risk	53	—	—	51,219	527	8,855
	Inflation risk	—	(1,045)	—	7,601	(65)	1,624
	Total	53	(1,045)	—	58,820	462	10,479

As at 31 December 2020
Fair value	Interest rate risk	117	(164)	—	55,093	(185)	17,697
	Inflation risk	6	(779)	—	7,826	(730)	1,487
	Total	123	(943)	—	62,919	(915)	19,184
The following table profiles the expected notional values of current hedging instruments for fair value hedging in future years:

	2021	2022	2023	2024	2025	2026	2027 and later
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Fair value hedges of:
Interest rate risk (outstanding notional amount)	51,219	49,156	43,857	37,590	31,635	27,011	22,555
Inflation risk (outstanding notional amount)	7,601	7,435	6,603	5,341	4,283	3,131	818
For Barclays Bank Group, there are 618 (2020: 586) interest rate risk fair value hedges with an average fixed rate of 1.1% (2020: 1.2%) across the relationships and 60 (2020: 70) inflation risk fair value hedges with an average rate of 0.59% (2020: 0.52%) across the relationships.

Barclays Bank PLC 2021 Annual Report on Form 20-F	139

Notes to the financial statements
Assets and liabilities held at fair value

Hedged items in cash flow hedges and hedges of net investments in foreign operations
Barclays Bank Group
	Change in value of hedged item used as the basis for recognising ineffectiveness	Balance in cash flow hedging reserve for continuing hedges	Balance in currency translation reserve for continuing hedges	Balances remaining in cash flow hedging reserve for which hedge accounting is no longer applied	Balances remaining in currency translation reserve for which hedge accounting is no longer applied	Hedging gains or losses recognised in other comprehensive income	Hedge ineffectiveness recognised in the income statement[a]

Description of hedge relationship and hedged risk	£m	£m	£m	£m	£m	£m	£m
2021
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	2,042	935	—	(192)	—	2,042	(211)
Foreign exchange risk
Loans and advances at amortised cost	(88)	(16)	—	—	—	(88)	1
Inflation risk
Debt securities classified at amortised cost	252	204	—	(12)	—	252	(22)
Total cash flow hedges	2,206	1,123	—	(204)	—	2,206	(232)
Hedge of net investment in foreign operations
USD foreign operations	143	—	1,184	—	—	143	—
EUR foreign operations	(49)	—	(39)	—	—	(49)	—
Other foreign operations	(3)	—	44	—	186	(3)	—
Total foreign operations	91	—	1,189	—	186	91	—

2020
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	(1,260)	(758)	—	(780)	—	(1,260)	40
Foreign exchange risk
Loans and advances at amortised cost	(70)	(15)	—	—	—	(70)	—
Inflation risk
Debt securities classified at amortised cost	(41)	(65)	—	—	—	(41)	1
Total cash flow hedges	(1,371)	(838)	—	(780)	—	(1,371)	41
Hedge of net investment in foreign operations
USD foreign operations	(83)	—	1,097	—	—	(83)	—
EUR foreign operations	(2)	—	16	—	—	(2)	—
Other foreign operations	(9)	—	55	—	162	(9)	—
Total foreign operations	(94)	—	1,168	—	162	(94)	—
Note
aHedge ineffectiveness is recognised in net interest income

Barclays Bank PLC 2021 Annual Report on Form 20-F	140

Notes to the financial statements
Assets and liabilities held at fair value
The following table shows the cash flow and net investment hedging instruments which are carried on the Barclays Bank Group’s balance sheet:

Barclays Bank Group		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness	Nominal amount directly impacted by IBOR reform
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Cash flow	Interest rate risk	—	—	—	59,957	(2,253)	9,896
	Foreign exchange risk	155	—	—	1,000	89	—
	Inflation risk	—	(3)	—	4,092	(274)	—
	Total	155	(3)	—	65,049	(2,438)	9,896
Net investment	Foreign exchange risk	37	(4)	(6,933)	9,356	(91)	—

As at 31 December 2020
Cash flow	Interest rate risk	47	—	—	42,520	1,300	27,160
	Foreign exchange risk	67	—	—	1,000	70	—
	Inflation risk	2	—	—	2,798	42	0
	Total	116	—	—	46,318	1,412	27,160
Net investment	Foreign exchange risk	25	—	(4,832)	5,623	94	—
For Barclays Bank Group, there is 1 (2020: 1) foreign exchange risk cash flow hedge with an average foreign exchange rate of JPY133.03: GBP 1 (2020: JPY133.03: GBP 1).
The effect on the income statement and other comprehensive income of recycling amounts in respect of cash flow hedges and net investment hedges of foreign operations is set out in the following table:

Barclays Bank Group	2021		2020
	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur

Description of hedge relationship and hedged risk	£m	£m	£m	£m
Cash flow hedge of interest rate risk
Recycled to net interest income	228	13	239	37
Cash flow hedge of foreign exchange risk
Recycled to net interest income	87	—	55	—
Hedge of net investment in foreign operations
Recycled to other income	—	(28)	—	(4)
A detailed reconciliation of the movements of the cash flow hedging reserve and the currency translation reserve is as follows:

Barclays Bank Group	2021		2020
	Cash flow hedging reserve	Currency translation reserve	Cash flow hedging reserve	Currency translation reserve
	£m	£m	£m	£m
Balance on 1 January	1,181	2,736	388	3,383
Currency translation movements	(6)	(92)	50	(745)
Hedging (losses)/gains for the year	(2,206)	(91)	1,316	94
Amounts reclassified in relation to cash flows affecting profit or loss	(327)	28	(282)	4
Tax	740	—	(291)	—
Balance on 31 December	(618)	2,581	1,181	2,736
In 2020, amounts recycled from other comprehensive income £55m in respect of cash flow hedges of foreign exchange risk were presented within 'Hedging gains/(losses) for the year'. For 2021, the corresponding current year amounts of £87m were presented within 'Amounts reclassified in relation to cash flows affecting profit or loss'.

Barclays Bank PLC 2021 Annual Report on Form 20-F	141

Notes to the financial statements
Assets and liabilities held at fair value
14Financial assets at fair value through other comprehensive income

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

	Barclays Bank Group
	2021	2020
	£m	£m
Debt securities and other eligible bills	45,854	51,710
Equity securities	1	1
Loans and advances	53	191
Financial assets at fair value through other comprehensive income	45,908	51,902
15Financial liabilities designated at fair value

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
The details on how the fair value amounts are arrived at for financial liabilities designated at fair value are described in Note 16.

	Barclays Bank Group
	2021		2020
	Fair value	Contractual amount due on maturity	Fair value	Contractual amount due on maturity
	£m	£m	£m	£m
Debt securities	53,164	61,333	50,216	57,650
Deposits	29,409	29,836	21,718	22,120
Repurchase agreements and other similar secured borrowing	168,075	168,144	177,455	177,513
Subordinated debt[a]	483	613	—	—
Other financial liabilities	—	—	237	237
Financial liabilities designated at fair value	251,131	259,926	249,626	257,520
The cumulative own credit net loss recognised for Barclays Bank Group is £960m (2020: £954m).
Note
a.Subordinated debt measured at fair value (2020: £221m) was previously disclosed in Note 26 Subordinated Liabilities. For the current year, it is disclosed within Financial Liabilities designated at fair value to better reflect that it is accounted for at fair value.

Barclays Bank PLC 2021 Annual Report on Form 20-F	142

Notes to the financial statements
Assets and liabilities held at fair value
16Fair value of financial instruments
Accounting for financial assets and liabilities – fair values
Financial instruments that are held for trading are recognised at fair value through profit or loss. In addition, financial assets are held at fair value through profit or loss if they do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling. Subsequent changes in fair value for these instruments are recognised in the income statement in net investment income, except if reporting it in trading income reduces an accounting mismatch.
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
The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 151.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	143

Notes to the financial statements
Assets and liabilities held at fair value
The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2021				2020
	Valuation technique using				Valuation technique using
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	80,836	63,754	2,281	146,871	60,619	65,182	1,863	127,664
Financial assets at fair value through the income statement	4,953	177,194	6,079	188,226	4,439	162,930	4,392	171,761
Derivative financial assets	6,150	252,131	4,010	262,291	9,154	289,071	4,468	302,693
Financial assets at fair value through other comprehensive income	16,070	29,800	38	45,908	12,150	39,599	153	51,902
Investment property	—	—	7	7	—	—	10	10
Total assets	108,009	522,879	12,415	643,303	86,362	556,782	10,886	654,030

Trading portfolio liabilities	(26,701)	(26,563)	(27)	(53,291)	(23,331)	(22,780)	(28)	(46,139)
Financial liabilities designated at fair value	(174)	(250,553)	(404)	(251,131)	(159)	(249,126)	(341)	(249,626)
Derivative financial liabilities	(6,571)	(243,893)	(6,059)	(256,523)	(8,762)	(285,579)	(6,239)	(300,580)
Total liabilities	(33,446)	(521,009)	(6,490)	(560,945)	(32,252)	(557,485)	(6,608)	(596,345)

The following table shows Barclays Bank Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

Level 3 Assets and liabilities held at fair value by product type
	2021		2020
	Assets	Liabilities	Assets	Liabilities
Barclays Bank Group	£m	£m	£m	£m
Interest rate derivatives	1,091	(1,351)	1,613	(1,615)
Foreign exchange derivatives	376	(374)	144	(143)
Credit derivatives	323	(709)	196	(351)
Equity derivatives	2,220	(3,625)	2,497	(4,112)
Corporate debt	1,205	(21)	698	(3)
Reverse repurchase and repurchase agreements	13	(172)	—	(174)
Non-asset backed loans	3,743	—	3,093	—
Asset backed securities	558	—	767	(24)
Equity cash products	393	—	542	—
Private equity investments	148	—	84	—
Other[a]	2,345	(238)	1,252	(186)
Total	12,415	(6,490)	10,886	(6,608)
Note
aOther includes commercial real estate loans, asset backed loans, funds and fund-linked products, issued debt, government sponsored debt, commodity derivatives and investment property.
Valuation techniques and sensitivity analysis
Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of nature of the valuation techniques used, as well as availability and reliability of observable proxy and historical data and impact of using alternative models.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	144

Notes to the financial statements
Assets and liabilities held at fair value
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	145

Notes to the financial statements
Assets and liabilities held at fair value
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
Other
Description: Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, issued debt, Government sponsored debt, commodity derivatives and investment property.
Assets and liabilities reclassified between Level 1 and Level 2
During the year, there were no material transfers between Level 1 to Level 2. (2020: there were no material transfers between Level 1 and Level 2).
Level 3 movement analysis
The following table summarises the movements in the Level 3 balances during the year. Transfers have been reflected as if they had taken place at the beginning of the year.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	146

Notes to the financial statements
Assets and liabilities held at fair value

Analysis of movements in Level 3 assets and liabilities

	As at 1 January 2021					Total gains and (losses) in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31 December 2021
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	151	310	(123)	—	(12)	38	—	—	41	(16)	389
Non-asset backed loans	709	1,580	(1,409)	—	(85)	(1)	—	—	45	(81)	758
Asset backed securities	686	209	(370)	—	—	(69)	—	—	114	(116)	454
Equity cash products	214	45	(53)	—	4	23	—	—	80	(10)	303
Other	103	117	(2)	—	(61)	(3)	—	—	248	(25)	377
Trading portfolio assets	1,863	2,261	(1,957)	—	(154)	(12)	—	—	528	(248)	2,281

Non-asset backed loans	2,280	1,379	(306)	—	(248)	(59)	(174)	—	113	—	2,985
Equity cash products	320	3	(247)	—	—	—	7	—	1	—	84
Private equity investments	88	68	(7)	—	(8)	—	10	—	35	(38)	148
Other	1,704	11,253	(9,981)	—	(184)	2	21	—	48	(1)	2,862
Financial assets at fair value through the income statement	4,392	12,703	(10,541)	—	(440)	(57)	(136)	—	197	(39)	6,079

Non-asset backed loans	106	—	—	—	—	—	—	—	—	(106)	—
Asset backed securities	47	—	—	—	(7)	—	—	(2)	—	—	38
Financial assets at fair value through other comprehensive income	153	—	—	—	(7)	—	—	(2)	—	(106)	38

Investment property	10	—	(2)	—	—	—	(1)	—	—	—	7

Trading portfolio liabilities	(28)	(5)	23	—	—	(6)	—	—	(12)	1	(27)

Financial liabilities designated at fair value	(341)	(4)	—	(101)	66	21	—	—	(68)	23	(404)

Interest rate derivatives	(2)	20	—	—	105	(255)	—	—	90	(218)	(260)
Foreign exchange derivatives	1	—	—	—	40	(2)	—	—	10	(47)	2
Credit derivatives	(155)	(239)	9	—	(45)	34	—	—	10	—	(386)
Equity derivatives	(1,615)	90	(1)	—	(15)	(3)	—	—	(3)	142	(1,405)
Net derivative financial instruments[a]	(1,771)	(129)	8	—	85	(226)	—	—	107	(123)	(2,049)

Total	4,278	14,826	(12,469)	(101)	(450)	(280)	(137)	(2)	752	(492)	5,925

Barclays Bank PLC 2021 Annual Report on Form 20-F	147

Notes to the financial statements
Assets and liabilities held at fair value

Analysis of movements in Level 3 assets and liabilities

	As at 1 January 2020					Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31 December 2020
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	120	77	(6)	—	—	(35)	—	—	12	(17)	151
Non-asset backed loans	974	1,955	(2,182)	—	(12)	(10)	—	—	39	(55)	709
Asset backed securities	656	458	(428)	—	(40)	(25)	—	—	99	(34)	686
Equity cash products	392	5	(149)	—	—	(41)	—	—	11	(4)	214
Other	122	—	—	—	—	(21)	—	—	2	—	103
Trading portfolio assets	2,264	2,495	(2,765)	—	(52)	(132)	—	—	163	(110)	1,863

Non-asset backed loans	1,964	1,102	(283)	—	(293)	142	—	—	—	(352)	2,280
Equity cash products	835	9	(404)	—	—	(93)	(36)	—	9	—	320
Private equity investments	113	2	(20)	—	(1)	—	(9)	—	15	(12)	88
Other	1,250	3,716	(3,606)	—	(26)	32	(48)	—	386	—	1,704
Financial assets at fair value through the income statement	4,162	4,829	(4,313)	—	(320)	81	(93)	—	410	(364)	4,392

Non-asset backed loans	343	—	—	—	(237)	—	—	—	—	—	106
Asset backed securities	86	—	(35)	—	—	—	—	(4)	—	—	47
Financial assets at fair value through other comprehensive income	429	—	(35)	—	(237)	—	—	(4)	—	—	153

Investment property	13	—	(2)	—	—	—	(1)	—	—	—	10

Trading portfolio liabilities	—	(27)	—	—	—	(1)	—	—	—	—	(28)

Financial liabilities designated at fair value	(343)	—	1	(21)	1	21	—	—	(38)	38	(341)

Interest rate derivatives	(206)	17	(12)	—	85	109	—	—	(18)	23	(2)
Foreign exchange derivatives	(7)	—	—	—	21	(16)	—	—	(19)	22	1
Credit derivatives	198	(125)	24	—	(371)	24	—	—	(21)	116	(155)
Equity derivatives	(820)	(699)	(43)	—	105	(101)	—	—	(13)	(44)	(1,615)
Net derivative financial instruments[a]	(835)	(807)	(31)	—	(160)	16	—	—	(71)	117	(1,771)

Total	5,690	6,490	(7,145)	(21)	(768)	(15)	(94)	(4)	464	(319)	4,278
Note
aThe derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £4,010m (2020: £4,468m) and derivative financial liabilities are £6,059m (2020: £6,239m).

Barclays Bank PLC 2021 Annual Report on Form 20-F	148

Notes to the financial statements
Assets and liabilities held at fair value
Unrealised gains and losses on Level 3 financial assets and liabilities
The following tables disclose the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at year end
	2021				2020
	Income statement		Other compre- hensive income		Income statement		Other compre- hensive income
Barclays Bank Group	Trading income	Other income		Total	Trading income	Other income		Total
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(67)	—	—	(67)	(114)	—	—	(114)
Financial assets at fair value through the income statement	(53)	22	—	(31)	115	(89)	—	26
Fair value through other comprehensive income	—	—	—	—	—	—	(1)	(1)
Investment property	—	—	—	—	—	(1)	—	(1)
Trading portfolio liabilities	(5)	—	—	(5)	—	—	—	—
Financial liabilities designated at fair value	16	(1)	—	15	20	(1)	—	19
Net derivative financial instruments	(196)	—	—	(196)	(91)	—	—	(91)
Total	(305)	21	—	(284)	(70)	(91)	(1)	(162)

Barclays Bank PLC 2021 Annual Report on Form 20-F	149

Notes to the financial statements
Assets and liabilities held at fair value
Significant unobservable inputs
The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Valuation technique(s)[a]	Significant unobservable inputs	2021		2020
			Range		Range
Barclays Bank Group			Min	Max	Min	Max	Units[b]
Derivative financial instruments[c]
Interest rate derivatives	Discounted cash flows	Inflation forwards	—	3	1	3%
		Credit spread	9	1,848	17	1,831	bps
	Correlation Model	Inflation forwards	(20)	(13)	(20)	(13)%
	Comparable pricing	Price	—	38	—	84	points
	Option model	Inflation volatility	31	130	31	227	bps vol
		Interest rate volatility	5	600	6	489	bps vol
		FX - IR correlation	(20)	78	(30)	78%
		IR - IR correlation	(100)	99	(20)	99%
Credit derivatives	Discounted cash flows	Credit spread	2	2,925	5	480	bps
	Comparable pricing	Price	—	—	—	100	points
Equity derivatives	Option model	Equity volatility	2	108	1	110%
		Equity - equity correlation	10	100	(45)	100%
	Discounted cash flow	Discounted margin	(129)	93	(225)	3,000	bps
Foreign exchange derivatives	Option Model	Option Volatility	—	100	—	30	points
Non-derivative financial instruments
Non-asset backed loans	Discounted cash flows	Loan spread	31	811	32	477	bps
		Credit spread	200	300	200	300	bps
		Price	—	112	—	104	points
		Yield	3	10	5	8%
	Comparable pricing	Price	—	145	—	137	points
Asset backed securities	Comparable pricing	Price	—	120	—	112	points
Corporate debt	Comparable pricing	Price	—	284	—	127	points
	Discounted cash flows	Loan spread	229	854	—	—	bps
		Price	—	100	—	104	points
Commercial Real Estate loans	Discounted cash flows	Credit spread	68	543	146	483	bps
Equity cash products	Discounted cash flows	Discount margin	26	34	49	49	bps
Notes
aA range has not been provided for Net Asset Value as there would be a wide range reflecting the diverse nature of the positions.
bThe units used to disclose ranges for significant unobservable inputs are percentages, points and basis points. Points are a percentage of par; for example, 100 points equals 100% of par. A basis point equals 1/100th of 1%; for example, 150 basis points equals 1.5%.
cCertain derivative instruments are classified as Level 3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation Adjustment for the instruments. The range of significant unobservable credit spreads is between 32bps- 1,848bps (2020: 17bps-1,831bps).
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	150

Notes to the financial statements
Assets and liabilities held at fair value
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
The ESHLA portfolio primarily consists of long-dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors. The loans are categorised as Level 3 in the fair value hierarchy due to their illiquid nature and the significance of unobservable loan spreads to the valuation. Valuation uncertainty arises from the long-dated nature of the portfolio, the lack of secondary market in the loans and the lack of observable loan spreads. The majority of ESHLA loans are to borrowers in heavily regulated sectors that are considered extremely low credit risk, and have a history of near zero defaults since inception. While the overall loan spread range is from 31bps to 601bps (2020: 32bps to 477bps), the vast majority of spreads are concentrated towards the bottom end of this range, with 99% (2020: 98%) of the loan notional being valued with spreads less than 200bps consistently for both years.
In general, a significant increase in loan spreads in isolation will result in a fair value decrease for a loan.

Sensitivity analysis of valuations using unobservable inputs
	2021				2020
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes

	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	51	—	(79)	—	82	—	(123)	—
Foreign exchange derivatives	20	—	(28)	—	6	—	(11)	—
Credit derivatives	112	—	(103)	—	55	—	(44)	—
Equity derivatives	181	—	(190)	—	174	—	(179)	—
Corporate debt	38	—	(28)	—	16	—	(14)	—
Non asset backed loans	99	—	(150)	—	104	3	(190)	(3)
Equity cash products	25	—	(42)	—	158	—	(141)	—
Private equity investments	10	—	(11)	—	15	—	(15)	—
Other[a]	19	—	(20)	—	23	—	(23)	—
Total	555	—	(651)	—	633	3	(740)	(3)
Note
aOther includes commercial real estate loans, asset backed loans, funds and fund-linked products, issued debt, government sponsored debt, commodity derivatives and investment property.
The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £555m (2020: £636m) or to decrease fair values by up to £651m (2020: £743m) with substantially all the potential effect impacting profit and loss rather than reserves.

Barclays Bank PLC 2021 Annual Report on Form 20-F	151

Notes to the financial statements
Assets and liabilities held at fair value
Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	2021	2020
Barclays Bank Group	£m	£m
Exit price adjustments derived from market bid-offer spreads	(498)	(483)
Uncollateralised derivative funding	(127)	(115)
Derivative credit valuation adjustments	(212)	(268)
Derivative debit valuation adjustments	91	113
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
Exit price adjustments derived from market bid-offer spreads have increased by £15m to £498m.
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
Uncollateralised
A fair value adjustment of £127m is applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised and partially collateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. This adjustment is referred to as the Funding Fair Value Adjustment (FFVA). FFVA has increased by £12m to £127m as a result of underlying moves in the exposure profile of the derivative portfolio in scope.
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
CVA decreased by £56m to £212m as a result of tightening input counterparty credit spreads. DVA decreased by £22m to £91m, as a result of tightening input own credit spreads.
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
Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £122m (2020: £103m) for financial instruments measured at fair value and £28m (2020: £30m) for financial instruments carried at amortised cost. The increase in financial instruments measured at fair value of £19m (2020: £3m increase) was driven by additions of £59m (2020: £26m) and £40m (2020: £23m) of amortisation and releases. The decrease of £2m (2020: £1m) in financial instruments carried at amortised cost was driven by £2m (2020: £2m) of amortisation and releases offset by additions of £nil (2020: £1m).
Third party credit enhancements
Structured and brokered certificates of deposit issued by Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the US. The FDIC is funded by premiums that Barclays Bank Group and other banks pay for deposit insurance coverage.

Barclays Bank PLC 2021 Annual Report on Form 20-F	152

Notes to the financial statements
Assets and liabilities held at fair value
The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £790m (2020: £1,494m).
Comparison of carrying amounts and fair values
The following tables summarises the fair value of financial assets and liabilities measured at amortised cost on Barclays Bank Group’s and Barclays Bank PLC's balance sheet:

Barclays Bank Group	2021					2020

	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Loans and advances at amortised cost	145,259	145,665	15,406	63,948	66,311	134,267	134,537	8,824	65,267	60,446
Reverse repurchase agreements and other similar secured lending	3,177	3,177	—	3,177	—	8,981	8,981	—	8,981	—

Financial liabilities
Deposits at amortised cost	(262,828)	(262,843)	(180,829)	(82,014)	—	(244,696)	(244,738)	(165,909)	(78,769)	(60)
Repurchase agreements and other similar secured borrowing	(12,769)	(12,776)	—	(12,776)	—	(10,443)	(10,443)	—	(10,443)	—
Debt securities in issue	(48,388)	(48,350)	—	(46,201)	(2,149)	(29,423)	(29,486)	—	(27,630)	(1,856)
Subordinated liabilities	(32,185)	(33,598)	—	(33,598)	—	(32,005)	(33,356)	—	(33,356)	—
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
17Offsetting financial assets and financial liabilities
In accordance with IAS 32 Financial Instruments: Presentation, the Barclays Bank Group reports financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set-off the recognised amounts and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:
▪All financial assets and liabilities that are reported net on the balance sheet.
▪All derivative financial instruments and reverse repurchase and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

Barclays Bank PLC 2021 Annual Report on Form 20-F	153

Notes to the financial statements
Assets and liabilities held at fair value
The ‘Net amounts’ presented in the table below are not intended to represent the Barclays Bank Group’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to netting and collateral arrangements.

Barclays Bank Group	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangements[c]	Balance sheet total[d]
	Effects of offsetting on-balance sheet			Related amounts not offset
	Gross amounts	Amounts offset[a]	Net amounts reported on the balance sheet	Financial instruments	Financial collateral[b]	Net amount
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m
Derivative financial assets	279,286	(24,137)	255,149	(202,347)	(39,953)	12,849	7,142	262,291
Reverse repurchase agreements and other similar secured lending[e]	519,855	(375,376)	144,479	—	(143,976)	503	3,884	148,363
Total assets	799,141	(399,513)	399,628	(202,347)	(183,929)	13,352	11,026	410,654
Derivative financial liabilities	(273,996)	23,606	(250,390)	202,347	34,151	(13,892)	(6,133)	(256,523)
Repurchase agreements and other similar secured borrowing[e]	(540,462)	375,376	(165,086)	—	165,086	—	(15,758)	(180,844)
Total liabilities	(814,458)	398,982	(415,476)	202,347	199,237	(13,892)	(21,891)	(437,367)

As at 31 December 2020
Derivative financial assets	342,896	(44,305)	298,591	(233,088)	(47,820)	17,683	4,102	302,693
Reverse repurchase agreements and other similar secured lending[e]	448,377	(305,749)	142,628	—	(142,244)	384	4,911	147,539
Total assets	791,273	(350,054)	441,219	(233,088)	(190,064)	18,067	9,013	450,232
Derivative financial liabilities	(333,748)	41,982	(291,766)	233,088	46,592	(12,086)	(8,814)	(300,580)
Repurchase agreements and other similar secured borrowing[e]	(475,616)	305,749	(169,867)	—	169,867	—	(18,031)	(187,898)
Total liabilities	(809,364)	347,731	(461,633)	233,088	216,459	(12,086)	(26,845)	(488,478)
Notes
aAmounts offset for derivative financial assets additionally includes cash collateral netted of £3,815m (2020: £4,990m). Amounts offset for derivative financial liabilities additionally includes cash collateral netted of £4,346m (2020: £7,313m). Settlements assets and liabilities have been offset amounting to £22,837m (2020: £18,143m).
bFinancial collateral of £39,953m (2020: £47,820m) was received in respect of derivative assets, including £34,149m (2020: £43,164m) of cash collateral and £5,804m (2020: £4,656m) of non-cash collateral. Financial collateral of £34,151m (2020: £46,592m) was placed in respect of derivative liabilities, including £31,861m (2020: £42,518m) of cash collateral and £2,290m (2020: £4,074m) of non-cash collateral. The collateral amounts are limited to net balance sheet exposure so as to not include over-collateralisation.
cThis column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
dThe balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
eReverse Repurchase agreements and other similar secured lending of £148,363m (2020: £147,539m) is split by fair value £145,186m (2020: £138,558m) and amortised cost £3,177m (2020: £8,981m). Repurchase agreements and other similar secured borrowing of £180,844m (2020: £187,898m) is split by fair value £168,075m (2020: £177,455m) and amortised cost £12,769m (2020: £10,443m).
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
These offsetting collateral arrangements and other credit risk mitigation strategies used by the Barclays Bank Group are further explained in the Credit risk mitigation section on pages 41 and 42.

Barclays Bank PLC 2021 Annual Report on Form 20-F	154

Notes to the financial statements
Assets at amortised cost and other investments

The notes included in this section focus on the Barclays Bank Group’s loans and advances and deposits at amortised cost, leases, property, plant and equipment and goodwill and intangible assets. Details regarding the Barclays Bank Group’s liquidity and capital position can be found on pages 76 to 86.
18Loans and advances and deposits at amortised cost
Accounting for loans and advances and deposits held at amortised cost
Loans and advances to customers and banks, customer accounts, debt securities and most financial liabilities, are held at amortised cost. That is, the initial fair value (which is normally the amount advanced or borrowed) is adjusted for repayments and the amortisation of coupon, fees and expenses to represent the effective interest rate of the asset or liability. Balances deferred on-balance sheet as effective interest rate adjustments are amortised to interest income over the life of the financial instrument to which they relate.
Financial assets that are held in a business model to collect the contractual cash flows and that contain contractual terms that give rise on specified dates to cash flows that are SPPI are measured at amortised cost. The carrying value of these financial assets at initial recognition includes any directly attributable transaction costs. Refer to Note 1 for details of ‘solely payments of principal and interest’.
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

Loans and advances and deposits at amortised cost
	Barclays Bank Group
	2021	2020
As at 31 December	£m	£m
Loans and advances at amortised cost to banks	8,750	9,003
Loans and advances at amortised cost to customers	117,014	110,101
Debt securities at amortised cost	19,495	15,163
Total loans and advances at amortised cost	145,259	134,267

Deposits at amortised cost from banks	17,911	17,348
Deposits at amortised cost from customers	244,917	227,348
Total deposits at amortised cost	262,828	244,696

Barclays Bank PLC 2021 Annual Report on Form 20-F	155

Notes to the financial statements
Assets at amortised cost and other investments
19Property, plant and equipment
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

Annual rates in calculating depreciation	Depreciation rate
Freehold land	Not depreciated
Freehold buildings and long-leasehold property (more than 50 years to run)	2%-3.3%
Leasehold property over the remaining life of the lease (less than 50 years to run)	Over the remaining life of the lease
Costs of adaptation of freehold and leasehold property	6%-10%
Equipment installed in freehold and leasehold property	6%-10%
Computers and similar equipment	17%-33%
Fixtures and fittings and other equipment	9%-20%
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

	Barclays Bank Group
	Investment property	Property	Equipment	Right of use assets[a]	Total
	£m	£m	£m	£m	£m
Cost
As at 1 January 2021	10	1,619	987	688	3,304
Additions	—	85	70	27	182
Disposals	(2)	(32)	(12)	(58)	(104)
Exchange and other movements	(1)	30	13	58	100
As at 31 December 2021	7	1,702	1,058	715	3,482
Accumulated depreciation and impairment
As at 1 January 2021	—	(730)	(821)	(216)	(1,767)
Depreciation charge	—	(70)	(55)	(68)	(193)
Impairment charge[b]	—	(108)	—	(160)	(268)
Disposals	—	27	10	9	46
Exchange and other movements	—	(39)	(11)	(2)	(52)
As at 31 December 2021	—	(920)	(877)	(437)	(2,234)
Net book value	7	782	181	278	1,248
Cost
As at 1 January 2020	13	1,635	1,080	621	3,349
Additions	—	39	35	28	102
Disposals	(1)	(25)	(97)	(6)	(129)
Exchange and other movements	(2)	(30)	(31)	45	(18)
As at 31 December 2020	10	1,619	987	688	3,304
Accumulated depreciation and impairment
As at 1 January 2020	—	(697)	(875)	(146)	(1,718)
Depreciation charge	—	(72)	(61)	(77)	(210)
Impairment charge	—	—	—	(2)	(2)
Disposals	—	22	93	1	116
Exchange and other movements	—	17	22	8	47
As at 31 December 2020	—	(730)	(821)	(216)	(1,767)
Net book value	10	889	166	472	1,537
Notes
aRight of use (ROU) asset balances relate to Property Leases under IFRS 16. Refer to Note 20 for further details.
bImpairment charge includes £266m related to structural cost action in relation to the real estate review.

Barclays Bank PLC 2021 Annual Report on Form 20-F	156

Notes to the financial statements
Assets at amortised cost and other investments
Property rentals of £6m (2020: £8m) have been included in other income within The Barclays Bank Group.
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
20Leases
Accounting for leases
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
When the Barclays Bank Group is the lessee, it is required to recognise both:
▪a lease liability, measured at the present value of remaining cash flows on the lease; and
▪a right of use (ROU) asset, measured at the amount of the initial measurement of the lease liability, plus any lease payments made prior to commencement date, initial direct costs, and estimated costs of restoring the underlying asset to the condition required by the lease, less any lease incentives received.
Subsequently the lease liability will increase for the accrual of interest, resulting in a constant rate of return throughout the life of the lease, and reduce when payments are made. The right of use asset will amortise to the income statement over the life of the lease. The lease liability is remeasured when there is a change in the one of the following:
▪future lease payments arising from a change in an index or rate;
▪the Barclays Bank Group’s estimate of the amount expected to be payable under a residual value guarantee; or
▪the Barclays Bank Group’s assessment of whether it will exercise a purchase, extension or termination option.
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
As a Lessor
Finance lease receivables are included within loans and advances at amortised cost. During the previous year, Barclays Partner Finance sold the majority of its motor point of sale finance portfolio and the remaining balance was transferred to the Barclays Group. The Barclays Bank Group does not have any material operating leases as a lessor.
Finance lease income
Finance lease income is included within interest income. The following table shows amounts recognised in the income statement during the year.

	Barclays Bank Group
	2021	2020
	£m	£m
Finance income from net investment in lease	—	10
Loss on sales	—	(27)
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
ROU asset balances relate to property leases only. Refer to Note 19 for a breakdown of the carrying amount of ROU assets.

Barclays Bank PLC 2021 Annual Report on Form 20-F	157

Notes to the financial statements
Assets at amortised cost and other investments
The Barclays Bank Group has not recognised any expense related to short term leases during the current and previous year. The portfolio of short term leases to which the Barclays Bank Group is exposed at the end of the year is not dissimilar to the expenses recognised in the year.

Lease liabilities	Barclays Bank Group
	2021	2020
	£m	£m
As at 1 January	515	529
Interest expense	20	23
New leases	38	27
Disposals	(45)	(5)
Cash payments	(92)	(114)
Exchange and other movements	59	55
As at 31 December (see Note 22)	495	515
The below table sets out a maturity analysis of undiscounted lease liabilities, showing the lease payments to be paid after the reporting date.

Undiscounted lease liabilities maturity analysis	Barclays Bank Group
	2021	2020
	£m	£m
Not more than one year	81	91
One to two years	77	70
Two to three years	74	60
Three to four years	66	58
Four to five years	60	55
Five to ten years	210	227
Greater than ten years	30	68
Total undiscounted lease liabilities as at 31 December	598	629
In addition to the cash flows identified above, the Barclays Bank Group is exposed to:
•Variable lease payments: This variability will typically arise from either inflation index instruments or market based pricing adjustments.
Currently, the Barclays Bank Group has 47 leases (2020: 59 leases) out of the total 110 leases (2020: 121 leases) which have variable lease payment terms based on market based pricing adjustments. Of the gross cash flows identified above, £362m (2020: £121m) is attributable to leases with some degree of variability predominately linked to market based pricing adjustments.
•Extension and termination options: The table above represents the Barclays Bank Group’s best estimate of future cash out flows for leases, including assumptions regarding the exercising of contractual extension and termination options. The above gross cash flows have been reduced by £408m (2020: £395m)for leases where the Barclays Bank Group are highly expected to exercise an early termination option. However, there is no significant impact where the Barclays Bank Group is expected to exercise an extension option.
In 2021, the Barclays Bank Group recorded a gain on sale relating to a sale and leaseback transaction of the Monaco branch premises of £33m.
The Barclays Bank Group does not have any restrictions or covenants imposed by the lessor on its property leases which restrict its businesses.
21Goodwill and intangible assets
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
Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. The test involves comparing the carrying value of the cash generating unit (CGU) including goodwill with the present value of the pre-tax cash flows, discounted at a rate of interest that reflects the inherent risks, of the CGU to which the goodwill relates, or the CGU's fair value if this is higher.
Intangible assets
Intangible assets other than goodwill are accounted for in accordance with IFRS 3 Business Combinations and IAS 38 Intangible Assets.
Intangible assets are initially recognised when they are separable or arise from contractual or other legal rights, the cost can be measured reliably and, in the case of intangible assets not acquired in a business combination, where it is probable that future economic benefits attributable to the assets will flow from their use.
For internally generated intangible assets, only costs incurred during the development phase are capitalised. Expenditure in the research phase is expensed when it is incurred.

Barclays Bank PLC 2021 Annual Report on Form 20-F	158

Notes to the financial statements
Assets at amortised cost and other investments
Intangible assets are stated at cost (which is, in the case of assets acquired in a business combination, the acquisition date fair value) less accumulated amortisation and provisions for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, generally using the amortisation periods set out below:

Annual rates in calculating amortisation	Amortisation period
Goodwill	Not amortised
Internally generated software[a]	12 months to 6 years
Other software	12 months to 6 years
Customer lists	12 months to 25 years
Licences and other	12 months to 25 years
Note
aExceptions to the above period relate to useful lives of certain core banking platforms that are assessed individually and, if appropriate, amortised over longer periods ranging from 10 years to 15 years.
Intangible assets are reviewed for impairment when there are indications that impairment may have occurred. Intangible assets not yet available for use are reviewed annually for impairment.

		Intangible assets
	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Cost
As at 1 January 2021	324	1,539	106	1,325	457	3,751
Additions[a]	—	195	1	—	405	601
Disposals	—	(148)	(12)	(5)	(2)	(167)
Exchange and other movements	2	(78)	—	19	16	(41)
As at 31 December 2021	326	1,508	95	1,339	876	4,144
Accumulated amortisation and impairment
As at 1 January 2021	(68)	(964)	(55)	(1,158)	(352)	(2,597)
Disposals	—	148	12	5	2	167
Amortisation charge	—	(126)	(6)	(36)	(42)	(210)
Impairment charge	—	(12)	—	—	—	(12)
Exchange and other movements	—	(12)	(3)	(18)	(10)	(43)
As at 31 December 2021	(68)	(966)	(52)	(1,207)	(402)	(2,695)
Net book value	258	542	43	132	474	1,449
Note
a.Additions in 'Licences and others' primarily relate to new and renewed long-term partnership agreements.

	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Cost
As at 1 January 2020	406	1,430	81	1,371	458	3,746
Additions and disposals	(77)	169	21	—	20	133
Exchange and other movements	(5)	(60)	4	(46)	(21)	(128)
As at 31 December 2020	324	1,539	106	1,325	457	3,751
Accumulated amortisation and impairment
As at 1 January 2020	(111)	(870)	(54)	(1,159)	(340)	(2,534)
Disposals	43	22	9	—	4	78
Amortisation charge	—	(132)	(8)	(40)	(31)	(211)
Impairment charge	—	(18)	—	—	—	(18)
Exchange and other movements	—	34	(2)	41	15	88
As at 31 December 2020	(68)	(964)	(55)	(1,158)	(352)	(2,597)
Net book value	256	575	51	167	105	1,154

Barclays Bank PLC 2021 Annual Report on Form 20-F	159

Notes to the financial statements
Assets at amortised cost and other investments
Goodwill
Goodwill is allocated to business operations according to business segments as follows:

	Barclays Bank Group
	2021	2020
	£m	£m
Consumer, Cards and Payments	258	256
Total net book value of goodwill	258	256
2021 impairment review
The 2021 impairment review was performed during Q4 2021. A detailed assessment has been performed, with the approach and results of this analysis set out below.
Determining the carrying value of CGUs
The carrying value for each CGU is the sum of the tangible equity, goodwill and intangible asset balances associated with that CGU.
The Barclays Bank Group manages the assets and liabilities of its CGUs with reference to the tangible equity of the respective businesses. That tangible equity is derived from the level of risk weighted assets (RWAs) and capital required to be deployed in the CGU and therefore reflects its relative risk, as well as the level of capital that management considers a market participant would be required to hold and retain to support business growth.
The goodwill held across the Barclays Bank Group has been allocated to the CGU where it originated, based upon historical records. The intangible asset balances are allocated to the CGUs based upon their expected usage of these assets.
Cash flows
The 5-year cash flows used in the calculation of value in use are based on the formally agreed medium term plans approved by the Board. These are prepared using macroeconomic assumptions which management considers reasonable and supportable, and reflect business agreed initiatives for the forecast period.
Discount rates
IAS 36 requires that the discount rate used in a value in use calculation reflects the pre-tax rate an investor would require if they were to choose an investment that would generate similar cash flows to those that the entity expects to generate from the asset. In determining the discount rate, management has identified the cost of equity associated with market participants that closely resemble the Barclays Bank Group's CGUs and adjusted them for tax to arrive at the pre-tax equivalent rate. A range of discount rates have been used across the CGUs ranging from 12.5% to 14.7% (2020: 12.0% to 16.3%).
Terminal growth rate
The terminal growth rate is used to estimate the effect of projecting cash flows to the end of an asset’s useful economic life. It is management’s judgement that the cash flows associated with the CGUs will grow in line with the major economies in which the Barclays Bank Group operate. The UK inflation rate is used as an approximation for the future growth rates. The terminal growth rate used is 2.0% (2020: 2.0%).
Outcome of goodwill and intangibles review
Based on management’s plans and assumptions the value in use exceeds the carrying value of the CGUs and no impairment has been indicated by the 2021 impairment review.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	160

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
22Other liabilities

	Barclays Bank Group
	2021	2020
	£m	£m
Accruals and deferred income	2,657	2,428
Other creditors	4,030	2,250
Items in the course of collection due to other banks	67	58
Lease liabilities (refer to Note 20)	495	515
Other liabilities	7,249	5,251
23Provisions
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
The complexity of such matters often requires the input of specialist professional advice in making assessments to produce estimates. Customer redress and legal, competition and regulatory matters are areas where a higher degree of professional judgement is required. The amount that is recognised as a provision can also be very sensitive to the assumptions made in calculating it. This gives rise to a large range of potential outcomes which require judgement in determining an appropriate provision level. See Note 25 for more detail of legal, competition and regulatory matters.

	Onerous contracts	Redundancy and restructuring	Undrawn contractually committed facilities and guarantees provided[a]	Customer redress	Legal, competition and regulatory matters	Sundry provisions	Total
	£m	£m	£m	£m	£m	£m	£m
Barclays Bank Group
As at 1 January 2021	6	44	769	44	222	123	1,208
Additions	1	55	129	15	54	28	282
Amounts utilised	(2)	(39)	—	(4)	(45)	(29)	(119)
Unused amounts reversed	(3)	(11)	(386)	(7)	(18)	(26)	(451)
Exchange and other movements	—	(3)	(13)	(2)	(2)	(10)	(30)
As at 31 December 2021	2	46	499	46	211	86	890

Note
aUndrawn contractually committed facilities and guarantees provisions are accounted for under IFRS 9
Provisions expected to be recovered or settled within no more than 12 months after 31 December 2021 for Barclays Bank Group were £803m (2020: £787m).
Onerous contracts
Onerous contract provisions comprise an estimate of the costs involved with fulfilling the terms and conditions of contracts net of any expected benefits to be received.
Redundancy and restructuring
These provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists. Additions made during the year relate to formal restructuring plans and have either been utilised, or reversed where total costs are now expected to be lower than the original provision amount.

Barclays Bank PLC 2021 Annual Report on Form 20-F	161

Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
Undrawn contractually committed facilities and guarantees
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision. For further information, refer to the Credit Risk section for loan commitments and financial guarantees on pages 54 to 56.
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
24Contingent liabilities and commitments
Accounting for contingent liabilities
Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events and present obligations where the transfer of economic resources is uncertain or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the likelihood of an outflow of economic resources is remote.
The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on-balance sheet:

	Barclays Bank Group
	2021	2020
	£m	£m
Guarantees and letters of credit pledged as collateral security	15,759	15,138
Performance guarantees, acceptances and endorsements	7,987	5,794
Total contingent liabilities and financial guarantees[a]	23,746	20,932
Of which: Financial guarantees carried at fair value	231	229

Documentary credits and other short-term trade related transactions	1,584	1,086
Standby facilities, credit lines and other commitments	282,867	263,936
Total commitments	284,451	265,022
Of which: Loan commitments carried at fair value	18,571	9,248
Note
a Barclays Bank Group has issued £1.7bn (2020: £2.6bn) of guarantees that have been provided to subsidiaries of Barclays PLC outside the Barclays Bank Group. These guarantees have not been reported in the prior periods and the comparatives have not been restated.
Expected credit losses held against contingent liabilities and commitments equal £499m (2020: £769m) for Barclays Bank Group and are reported in Note 23.
Further details on contingent liabilities relating to legal and competition and regulatory matters can be found in Note 25.
25Legal, competition and regulatory matters
The Barclays Bank Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.
The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies applicable to Note 23, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Barclays Bank Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Barclays Bank Group’s potential financial exposure in respect of those matters.
Investigations into certain advisory services agreements
FCA proceedings
In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Notices is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. Following the conclusion of the Serious Fraud Office (SFO) proceedings against certain former Barclays executives resulting in their acquittals, the FCA proceedings, which were stayed, have resumed and a hearing before the Regulatory Decisions Committee is scheduled for the first quarter of 2022.
Investigations into LIBOR and other benchmarks and related civil actions

Barclays Bank PLC 2021 Annual Report on Form 20-F	162

Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have conducted investigations relating to Barclays Bank PLC’s involvement in allegedly manipulating certain financial benchmarks, such as LIBOR. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Bank Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.
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
Putative class actions and individual actions seek unspecified damages with the exception of three lawsuits, in which the plaintiffs are seeking a combined total of approximately $100m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays Bank PLC has previously settled certain claims. Two class action settlements where Barclays Bank PLC has respectively paid $7.1m and $20m have received final court approval. Barclays Bank PLC also settled a further matter for $7.5m.
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
In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs filed an amended complaint in 2020. In 2021, the case was dismissed as against most defendants, including the Barclays entities. The plaintiffs and remaining defendants are seeking reconsideration of the decision.
SIBOR/SOR civil action
In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). In 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs’ appeal of the dismissal of their claims was granted in March 2021 and the matter has been remanded to the lower court for further proceedings. Defendants’ petition for U.S. Supreme Court review was denied. Additionally, plaintiffs have filed an amended complaint, which defendants have moved to dismiss.
ICE LIBOR civil actions
In 2019, several putative class actions were filed in the SDNY against a panel of banks, including Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust claims that defendants manipulated USD LIBOR through defendants’ submissions to ICE. These actions have been consolidated. The defendants’ motion to dismiss was granted in 2020 and the plaintiffs appealed. In February 2022, the dismissal was affirmed on appeal.
In August 2020, an ICE LIBOR-related action was filed by a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR. Plaintiffs’ motions seeking, among other things, preliminary and permanent injunctions to enjoin the defendants from continuing to set LIBOR or enforce any financial instrument that relies in whole or in part on USD LIBOR were denied. The defendants have moved to dismiss the case.
Non-US benchmarks civil actions
Legal proceedings (which include the claims referred to below in ‘Local authority civil actions concerning LIBOR’) have been brought or threatened against Barclays Bank PLC (and, in certain cases, Barclays Bank UK PLC) and other banks in the UK in connection with alleged manipulation of LIBOR, EURIBOR and other benchmarks. Proceedings have also been brought in a number of other jurisdictions in Europe and Israel. Additional proceedings in other jurisdictions may be brought in the future.
Credit Default Swap civil action
A putative antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI, and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the CEA, and unjust enrichment under state law.
Foreign Exchange investigations and related civil actions
In 2015, the Barclays Bank Group reached settlements totalling approximately $2.38bn with various US federal and state authorities and the FCA in relation to investigations into certain sales and trading practices in the Foreign Exchange market.
The European Commission announced two settlements in May 2019 and the Barclays Bank Group paid penalties totalling approximately €210m. In June 2019, the Swiss Competition Commission announced two settlements and the Barclays Bank Group paid penalties totalling approximately CHF27m. In December 2021, the European Commission announced a final settlement which required the Barclays Bank Group to pay penalties totalling approximately €54m, which amount has been provided for in previous periods. The financial impact of any ongoing matters is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position.

Barclays Bank PLC 2021 Annual Report on Form 20-F	163

Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Bank Group and other banks in relation to alleged manipulation of Foreign Exchange markets.
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

Retail basis civil action
In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Barclays Bank Group and all other defendants. The plaintiffs have filed an amended complaint.

Non-US FX civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel, Brazil and Australia and additional proceedings may be brought in the future.
These include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal in 2019 following the settlements with the European Commission described above. Also in 2019, a separate claim was filed in the UK in the High Court of Justice (High Court), and subsequently transferred to the UK Competition Appeal Tribunal, by various banks and asset management firms against Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading.
Metals related civil actions
A number of US civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the Antitrust Act and other federal laws. The parties have reached a joint settlement to resolve this matter for $50m, which is subject to court approval. The financial impact of Barclays’ share of the joint settlement is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position. A separate US civil complaint by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws, has been dismissed as against the Barclays entities. The plaintiffs have the option to seek the court’s permission to appeal.
Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.
US residential mortgage related civil actions
There are various pending civil actions relating to US Residential Mortgage-Backed Securities (RMBS), including four actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007. The unresolved repurchase requests had an original principal balance of approximately $2.1bn. The Trustees have also alleged that the relevant R&Ws may have been breached with respect to a greater (but unspecified) amount of loans than previously stated in the unresolved repurchase requests.
These repurchase actions are ongoing. In one repurchase action, the New York Court of Appeals held that claims related to certain R&Ws are time-barred. Barclays Bank PLC has reached settlements to resolve two of the repurchase actions, subject to final court approval. Final court approval has been granted in one of those matters and payment will be completed in the first quarter of 2022. The other matter is scheduled for a hearing in 2022 to approve the settlement. The financial impact of the settlement is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position. The remaining two repurchase actions are pending.
In 2020, a civil litigation claim was filed in the New Mexico First Judicial District Court by the State of New Mexico against six banks, including BCI, on behalf of two New Mexico state pension funds and the New Mexico State Investment Council relating to legacy RMBS purchases. As to BCI, the complaint alleges that the funds purchased approximately $22m in RMBS underwritten by BCI. The parties have reached a joint settlement to resolve this matter for $32.5m. The financial impact of BCI’s share of the joint settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
Government and agency securities civil actions
Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in March 2021. The plaintiffs have filed an amended complaint, which the defendants have moved to dismiss.
In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law.
Supranational, Sovereign and Agency bonds civil actions
Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX, Barclays Capital Securities Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds.
In one of the actions filed in the SDNY, the court granted the defendants’ motions to dismiss the plaintiffs’ complaint. The dismissal was affirmed on appeal and this matter is now concluded. The plaintiffs have voluntarily dismissed the other SDNY action. In the Federal Court of Canada action, the plaintiffs reached settlements with a small number of banks in 2020 (not including Barclays Capital Canada Inc.), but the plaintiffs have not commenced the class certification process and the action remains at an early stage.

Barclays Bank PLC 2021 Annual Report on Form 20-F	164

Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Three putative class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiff’s claims were dismissed in November 2020 and defendants’ motion for partial dismissal of the amended consolidated complaint is pending. In the California action, the plaintiffs’ claims were dismissed in June 2021. The plaintiffs have appealed the dismissal.
Government bond civil actions
In a putative class action filed in the SDNY in 2019, plaintiffs alleged that BCI and certain other bond dealers conspired to fix the prices of US Government sponsored entity bonds in violation of US antitrust law. BCI agreed to a settlement of $87m, which received final court approval in 2020. Separately, various entities in Louisiana, including the Louisiana Attorney General and the City of Baton Rouge, commenced litigation against Barclays Bank PLC and other financial institutions making similar allegations as the SDNY class action plaintiffs. The parties have reached a settlement to resolve these matters. The financial impact of the settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
In 2018, a separate putative class action against various financial institutions including Barclays PLC, Barclays Bank PLC, BCI, Barclays Bank Mexico, S.A., and certain other subsidiaries of the Barclays Bank Group was consolidated in the SDNY. The plaintiffs asserted antitrust and state law claims arising out of an alleged conspiracy to fix the prices of Mexican Government bonds. The Barclays entities have settled the claim for $5.7m, and the settlement has received final court approval.
Odd-lot corporate bonds antitrust class action
In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. Plaintiffs demand unspecified money damages. The defendants’ motion to dismiss was granted in 2021. Plaintiffs have appealed the dismissal.
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
BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court), demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (the Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In April 2021, the trial court entered judgement in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs. BDC appealed. In January 2022, the appellate court reversed the trial court’s summary judgment decision in favour of Barclays Bank PLC and remanded the case to the lower court for further proceedings.
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
Civil actions in respect of the US Anti-Terrorism Act
There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts, in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian Government and various Iranian banks, which in turn funded acts of terrorism that injured or killed plaintiffs or plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. Plaintiffs have appealed in one action. The remaining actions are stayed pending a decision on the appeal. Out of the two actions in the SDNY, the court also granted the defendants’ motion to dismiss the first action, which is stayed pending a decision on the EDNY appeal. The second SDNY action is stayed, pending any appeal on the dismissal of the first.
Shareholder derivative action
In November 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Barclays Bank Group. The shareholder filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in April 2021, which BCI and certain other defendants have moved to dismiss.
Derivative transactions civil action
In 2021, Vestia (a Dutch housing association) brought a claim against Barclays Bank PLC in the UK in the High Court in relation to a series of derivative transactions entered into with Barclays Bank PLC between 2008 and 2011, seeking damages of £329m. Barclays Bank PLC is defending the claim and has made a counterclaim.
Timeshare loans, skilled person review and associated matters
In August 2020, the FCA granted an application by Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, for a validation order with respect to certain loans to customers brokered between April 2014 and April 2016 by

Barclays Bank PLC 2021 Annual Report on Form 20-F	165

Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
Azure Services Limited (ASL), a timeshare operator, which did not, at the point of sale, hold the necessary broker licence. As a condition to the validation order, the FCA required CFS to undertake a skilled person review of the assessment of affordability processes for the loans brokered by ASL (ASL Loans) as well as CFS’ policies and procedures for assessing affordability and oversight of brokers more generally, and dictated a remediation methodology in the event that ASL Loans did not pass the affordability test. CFS has voluntarily agreed to remediate the ASL Loans, which is expected to amount to £37m, in accordance with the FCA’s methodology and the remediation exercise is at an advanced stage. The remaining scope of the skilled person review is complete. The skilled person made a number of observations, some of which were adverse, about both current and historic affordability practices as well as current oversight practices. CFS is not required to conduct a full back book review but, subject to agreement with the FCA, will be reviewing discrete cohorts of loans to determine whether historic affordability and/or broker oversight practices may have caused customer harm. Where harm is identified, CFS’ intention is to remediate.
Following on from the skilled person review, there is ongoing dialogue with the FCA regarding other loans brokered by ASL and entered into outside the April 2014 to April 2016 period. Separately there is ongoing dialogue with the Financial Ombudsman Service (FOS) regarding a number of other complaints involving timeshare loans.
It is not currently possible to predict the outcome of this dialogue with the FCA or the FOS or the financial impact on the Barclays Bank Group.
Investigation into UK cards’ affordability
The FCA has been investigating certain aspects of the affordability assessment processes used by Barclays Bank UK PLC and Barclays Bank PLC for credit card applications made to Barclays’ UK credit card business. In October 2021, the FCA confirmed that this investigation was closed with no further action.
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
Local authority civil actions concerning LIBOR
Following settlement by Barclays Bank PLC of various governmental investigations concerning certain benchmark interest rate submissions referred to above in ‘Investigations into LIBOR and other benchmarks and related civil actions’, in the UK, certain local authorities brought claims in 2018 against Barclays Bank PLC and Barclays Bank UK PLC asserting that they entered into loans between 2006 and 2008 in reliance on misrepresentations made by Barclays Bank PLC in respect of its conduct in relation to LIBOR. Barclays Bank PLC and Barclays Bank UK PLC were successful in their applications to strike out the claims. The claims have been settled on terms such that the parties have agreed not to pursue these claims further and to bear their own costs. The financial impact of the settlements is not material to the Barclays Bank Group's operating results, cash flows or financial position.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	166

Notes to the financial statements
Capital instruments, equity and reserves
The notes included in this section focus on the Barclays Bank Group’s loan capital and shareholders’ equity including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-controlling interests). For more information on capital management and how the Barclays Bank Group maintains sufficient capital to meet our regulatory requirements refer to pages 52 to 53.
26Subordinated liabilities
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

	Barclays Bank Group
	2021	2020
	£m	£m
At amortised cost
As at 1 January	32,005	33,425
Issuances	9,099	3,856
Redemptions	(7,241)	(5,954)
Other	(1,678)	678
As at 31 December	32,185	32,005

Designated at fair value (Note 15)	483	—
Total subordinated liabilities	32,668	32,005
Issuances of £9,099m comprise £8,788m intra-group loans from Barclays PLC and £229m USD Floating Rate Notes and £82m ZAR Floating Rate Notes issued externally by Barclays Bank PLC subsidiaries.
Redemptions of £7,241m comprise £4,736m notes issued externally by Barclays Bank PLC, £2,359m intra-group loans from Barclays PLC and £146m USD Floating Rate Notes issued externally by a Barclays Bank PLC subsidiary. £4,736m notes issued externally by Barclays Bank PLC comprise £1,961m GBP 10% Fixed Rate Subordinated Notes, £1,339m EUR 6% Fixed Rate Subordinated Notes, £1,075m USD 10.179% Fixed Rate Subordinated Notes, £200m GBP 9.5% Subordinated Bonds, £86m EUR Subordinated Floating Rate Notes and £75m GBP 9.25% Perpetual Subordinated Bonds.
Other movements predominantly comprise fair value hedge adjustments, foreign exchange movements and reclassification of dated intra-group loans from Barclays PLC of £221m, and measured at fair value, from Subordinated liabilities to Financial liabilities designated at fair value (Note 15).
Subordinated liabilities include accrued interest and comprise undated and dated subordinated liabilities as follows:

	Barclays Bank Group
	2021	2020
	£m	£m
Undated subordinated liabilities	795	905
Dated subordinated liabilities	31,873	31,100
Total subordinated liabilities	32,668	32,005
None of the Barclays Bank Group’s subordinated liabilities are secured.

Barclays Bank PLC 2021 Annual Report on Form 20-F	167

Notes to the financial statements
Capital instruments, equity and reserves

Undated subordinated liabilities [a]		Barclays Bank Group
		2021	2020
	Initial call date	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	15	17
6.86% Callable Perpetual Core Tier One Notes (USD 179m)	2032	194	205
Reserve Capital Instruments (RCIs)
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	51	56
Undated Notes
6.125% Undated Subordinated Notes	2027	39	43
Junior Undated Floating Rate Notes (USD 38m)	Any interest payment date	28	28
Undated Floating Rate Primary Capital Notes Series 1 (USD 167m)	Any interest payment date	90	89
Undated Floating Rate Primary Capital Notes Series 2 (USD 295m)	Any interest payment date	189	186
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	21	21
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich Plc)	2021	—	78
9% Permanent Interest Bearing Capital Bonds (GBP 40m)	At any time	42	44
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (JPY 8,000m)	2028	51	57
5% Reverse Dual Currency Undated Subordinated Loan (JPY 12,000m)	2028	75	83
Total undated subordinated liabilities		795	905
Note
aInstrument values are disclosed to the nearest million.
Undated subordinated liabilities
Undated subordinated liabilities are issued by Barclays Bank PLC and its subsidiaries for the development and expansion of their businesses and to strengthen their capital bases. The principal terms of the undated subordinated liabilities are described below:
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
After the initial call date, in the event that they are not redeemed, the 6.125% Undated Notes will bear interest at rates fixed periodically in advance for five-year periods based on market rates. All other undated subordinated liabilities will bear interest at rates fixed periodically in advance based on market rates.
Payment of interest
Apart from the Junior Undated Floating Rate Notes, Barclays Bank PLC is not obliged to make a payment of interest on its Undated Notes, Bonds and Loans if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of Barclays Bank PLC. Interest not paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, Barclays Bank PLC paid interest on each of its Undated Notes, Bonds and Loans.
No payment of principal or any interest may be made unless Barclays Bank PLC satisfies a specified solvency test.
Barclays Bank PLC may elect to defer any payment of interest on the RCIs. Any such deferred payment of interest must be paid on the earlier of: (i) the date of redemption of the RCIs; and (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment. Whilst such deferral is continuing, (i) neither Barclays Bank PLC nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares and (ii) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.
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
Repayment
All undated subordinated liabilities are repayable at the option of Barclays Bank PLC generally in whole at the initial call date and on any subsequent coupon or interest payment date or in the case of the 6.125% Undated Notes on any fifth anniversary after the initial call date. In addition, each issue of undated subordinated liabilities is repayable, at the option of Barclays Bank PLC, in whole for certain tax reasons, either at any time, or on an interest

Barclays Bank PLC 2021 Annual Report on Form 20-F	168

Notes to the financial statements
Capital instruments, equity and reserves
payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior consent of the PRA.
Other
All issues of undated subordinated liabilities are non-convertible.

Dated subordinated liabilities[a]			Barclays Bank Group

			2021	2020
	Initial call date	Maturity date	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
10% Fixed Rate Subordinated Notes		2021	—	2,108
6% Fixed Rate Subordinated Notes (EUR 1,500m)		2021	—	1,427
10.179% Fixed Rate Subordinated Notes (USD 1,521m)		2021	—	1,101
9.5% Subordinated Bonds (ex-Woolwich Plc)		2021	—	221
Subordinated Floating Rate Notes (EUR 100m)		2021	—	90
7.625% Contingent Capital Notes (USD 3,000m)		2022	1,159	1,189
6.625% Fixed Rate Subordinated Notes (EUR 1,000m)		2022	889	982
Subordinated Floating Rate Notes (EUR 50m)		2022	42	45
Subordinated Floating Rate Notes (EUR 50m)		2023	42	45
5.75% Fixed Rate Subordinated Notes		2026	322	351
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	97	108
6.33% Subordinated Notes (GBP 50m)		2032	59	64
Subordinated Floating Rate Notes (EUR 68m)		2040	57	61
External issuances by other subsidiaries		2026	311	146
Barclays Bank PLC notes issued intra-group to Barclays PLC
2% Fixed Rate Subordinated Callable Notes (EUR 1,500)	2023	2028	1,288	1,388
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	113	119
5.20% Fixed Rate Subordinated Notes (USD 1,367m)		2026	1,037	1,069
1.125% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,000m)	2026	2031	831	—
4.836% Fixed Rate Subordinated Callable Notes (USD 1,200m)	2027	2028	937	973
5.088% Fixed-to-Floating Rate Subordinated Callable Notes (USD 1,300m)	2029	2030	1,005	1,049
3.811% Fixed Rate Resetting Subordinated Callable Notes (USD 1,000m)	2041	2042	778	—
5.25% Fixed Rate Subordinated Notes (USD 827m)		2045	618	660
4.95% Fixed Rate Subordinated Notes (USD 1,250m)		2047	896	960
Floating Rate Subordinated Notes (USD 456m)		2047	341	337
Barclays Bank PLC intra-group loans from Barclays PLC
Various Fixed Rate Subordinated Loans			7,184	9,563
Various Subordinated Floating Rate Loans			646	489
Various Fixed Rate Subordinated Callable Loans			11,016	5,838
Various Subordinated Floating Rate Callable Loans			1,725	500
Zero Coupon Callable Loans		2051	483	221
Total dated subordinated liabilities			31,873	31,100
Notes
aInstrument values are disclosed to the nearest million

Dated subordinated liabilities
Dated subordinated liabilities are issued by Barclays Bank PLC and its subsidiaries for the development and expansion of their businesses and to strengthen their respective capital bases. The principal terms of the dated subordinated liabilities are described below:
Currency and maturity
In addition to the individual dated subordinated liabilities listed in the table, the £21,052m (2020: £16,607m) of intra-group loans is made up of various fixed, fixed to floating rate, floating and zero coupon loans from Barclays PLC with notional amounts denominated in USD 14,809m, EUR 5,937m, GBP 1,250m, JPY 252,600m, AUD 2,315m, SEK 500m, NOK 970m, CAD 450m and CHF 435m, with maturities ranging from 2023 to 2051. Certain intra-group loans have a call date one year prior to their maturity.
Subordination
All dated subordinated liabilities, both externally issued and issued intra-group to Barclays PLC, rank behind the claims against Barclays Bank PLC of depositors and other unsecured unsubordinated creditors but before the claims of the undated subordinated liabilities and the holders of Barclays Bank

Barclays Bank PLC 2021 Annual Report on Form 20-F	169

Notes to the financial statements
Capital instruments, equity and reserves
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
Interest on fixed rate callable notes and loans is set by reference to market rates at the time of issuance and fixed until the call date or maturity as applicable.  After the call date (where relevant), in the event that the notes or loans are not redeemed, the interest rate will be re-set to either a fixed or floating rate until maturity based on market rates.
No interest is paid on zero coupon notes.
Repayment
Those subordinated liabilities with a call date are repayable at the option of Barclays Bank PLC on such call date in accordance with the conditions governing the respective debt obligations, some in whole or in part, and some only in whole, or otherwise on maturity. The remaining dated subordinated liabilities outstanding at 31 December 2021 are redeemable only on maturity, subject, in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or to certain changes in legislation or regulations.
Any repayments prior to maturity may require, in the case of Barclays Bank PLC, the prior consent of the PRA or BoE or, in the case of the overseas issues, the consent of the local regulator for that jurisdiction and of the PRA in certain circumstances.
There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.
Other
The 7.625% Contingent Capital Notes will be automatically transferred from investors to Barclays PLC (or another entity within the Barclays Group) for nil consideration in the event the Barclays PLC transitional CET1 ratio falls below 7%
27Ordinary shares, preference shares and other equity

Called up share capital, allotted and fully paid and other equity instruments
	Barclays Bank Group			Barclays Bank Group
	Ordinary share capital	Preference share capital	Total share capital	Other equity instruments
	£m	£m	£m	£m
As at 1 January 2021	2,342	6	2,348	8,621
AT1 securities issuance	—	—	—	1,072
As at 31 December 2021	2,342	6	2,348	9,693

As at 1 January 2020	2,342	6	2,348	8,323
AT1 securities issuance	—	—	—	1,134
Increase in borrowings from subsidiary	—	—	—	—
AT1 securities redemption	—	—	—	(836)
As at 31 December 2020	2,342	6	2,348	8,621
Ordinary shares
The issued ordinary share capital of Barclays Bank PLC, as at 31 December 2021, comprised 2,342m (2020: 2,342m) ordinary shares of £1 each.
Preference shares
The issued preference share capital of Barclays Bank PLC, as at 31 December 2021, comprised 1,000 Sterling Preference Shares of £1 each (2020: 1,000); 31,856 Euro Preference Shares of €100 each (2020: 31,856); and 58,133 US Dollar Preference Shares of $100 each (2020: 58,133).
Ordinary share capital and preference share capital constitutes 100% (2020: 100%) of total share capital issued.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	170

Notes to the financial statements
Capital instruments, equity and reserves
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
The £1 Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, subject to the Companies Act 2006 and Barclays Bank PLC's Articles. Holders of the £1 Preference Shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC.
Euro Preference Shares
140,000 Euro non-cumulative callable preference shares of €100 each (the Euro Preference Shares) were issued on 15 March 2005 for a consideration of €1,383.3m (£966.7m), of which the nominal value was €14m and the balance was share premium. The Euro Preference Shares entitled the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.75% per annum on the amount of €10,000 per preference share until 15 March 2020, and since 15 March 2020 quarterly at a rate reset quarterly equal to 0.71% per annum above the Euro interbank offered rate for three-month Euro deposits. The board of directors of Barclays Bank PLC may resolve, in its absolute discretion, not to pay in full, or at all, the dividend on the Euro Preference Shares in respect of a particular dividend period.
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
If a dividend is not paid in full on any preference shares on any dividend payment date, then a dividend restriction shall apply. This dividend restriction will mean that neither Barclays Bank PLC nor Barclays PLC may (a) declare or pay a dividend (other than payment by Barclays PLC of a final dividend declared by its shareholders prior to the relevant dividend payment date, or a dividend paid by Barclays Bank PLC to Barclays PLC) on any of their respective ordinary shares, other preference shares or other share capital or (b) redeem, purchase, reduce or otherwise acquire any of their respective share capital, other than shares of Barclays Bank PLC held by Barclays PLC or a wholly owned subsidiary, until the earlier of: (1)the date on which Barclays Bank PLC next declares and pays in full a preference share dividend; and (2)the date on or by which all the preference shares are redeemed in full or purchased by Barclays Bank PLC.

Barclays Bank PLC 2021 Annual Report on Form 20-F	171

Notes to the financial statements
Capital instruments, equity and reserves
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
Other equity instruments
Other equity instruments issued by Barclays Bank PLC of £14,400m (2020: £13,328m) include AT1 securities issued to Barclays PLC and borrowings of $6bn from a wholly-owned, indirect subsidiary of Barclays Bank PLC. As a result, the other equity instruments balance recorded by Barclays Bank Group is £9,693m (2020: £8,621m).
Barclays PLC uses funds from its own market issuance of AT1 securities to purchase AT1 securities from the Barclays Bank Group. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date.
In 2021, there was one issuance of AT1 instruments, in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities for £1,072m (2020: one issuance for £1,134m). There were no redemptions in 2021 (2020: one redemption of £836m).

AT1 equity instruments
		2021	2020
	Initial call date	£m	£m
AT1 equity instruments - Barclays Bank Group
7.875% Perpetual Subordinated Contingent Convertible Securities	2022	1,000	1,000
7.875% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2022	1,136	1,136
7.25% Perpetual Subordinated Contingent Convertible Securities	2023	500	500
7.75% Perpetual Subordinated Contingent Convertible Securities (USD 2,500m)	2023	1,925	1,925
5.875% Perpetual Subordinated Contingent Convertible Securities	2024	623	623
8% Perpetual Subordinated Contingent Convertible Securities (USD 2,000m)	2024	1,509	1,509
7.125% Perpetual Subordinated Contingent Convertible Securities	2025	299	299
6.375% Perpetual Subordinated Contingent Convertible Securities	2025	495	495
6.125% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2025	1,134	1,134
4.375% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2028	1,072	—
		9,693	8,621

Barclays Bank PLC 2021 Annual Report on Form 20-F	172

Notes to the financial statements
Capital instruments, equity and reserves
28Reserves
Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Bank Group's net investments in foreign operations, net of the effects of hedging.
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
Other reserves
Other reserves includes redeemed ordinary and preference shares issued by the Barclays Bank Group.

	Barclays Bank Group
	2021	2020
	£m	£m
Currency translation reserve	2,581	2,736
Fair value through other comprehensive income reserve	(118)	244
Cash flow hedging reserve	(618)	1,181
Own credit reserve	(960)	(954)
Other reserves	(24)	(24)
Total	861	3,183

Barclays Bank PLC 2021 Annual Report on Form 20-F	173

Notes to the financial statements
Employee benefits
The notes included in this section focus on the costs and commitments associated with employing our staff.
29Staff costs
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
The accounting policies for share-based payments, and pensions and other post-retirement benefits, are included in Note 30 and Note 31 respectively.

	2021	2020	2019
	£m	£m	£m
Performance costs	1,308	1,145	1,104
Salaries[a]	2,245	2,285	2,373
Social security costs	297	295	269
Post-retirement benefits[b]	181	176	184
Other compensation costs	172	208	237
Total compensation costs	4,203	4,109	4,167

Other resourcing costs
Outsourcing	136	142	211
Redundancy and restructuring	49	47	69
Temporary staff costs	17	14	48
Other	51	53	70
Total other resourcing costs	253	256	398

Total staff costs	4,456	4,365	4,565
Notes
a£152m (2020: £156m; 2019: £123m) of compensation was capitalised as internally generated software.
bPost-retirement benefits charge includes £121m (2020: £127m; 2019: £126m) in respect of defined contribution schemes and £60m (2020: £49m; 2019: £58m) in respect of defined benefit schemes.
30Share-based payments
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	174

Notes to the financial statements
Employee benefits
The charge for the year arising from share based payment schemes was as follows:

	Charge for the year
	2021	2020	2019
	£m	£m	£m
Deferred Share Value Plan / Share Value Plan	235	220	244
Others	159	129	148
Total equity settled	394	349	392
Cash settled	4	2	3
Total share based payments	398	351	395
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
Share option and award plans
The weighted average fair value per award granted, weighted average share price at the date of exercise/release of shares during the year, weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date were as follows:

	2021				2020

	Weighted average fair value per award granted in year	Weighted average share price at exercise/ release during year	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)	Weighted average fair value per award granted in year	Weighted average share price at exercise/ release during year	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)
	£	£			£	£
DSVP / SVPa.b	1.63	1.76	1.15	370,505	1.04	1.24	1	370,006
Others[a]	0.64-1.81	1.76-1.92	0-3	47,480	0.24-1.24	1.19-1.67	0-4	53,767
SVP and DSVP are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently, the fair value of these awards is based on the market value at that date.

Barclays Bank PLC 2021 Annual Report on Form 20-F	175

Notes to the financial statements
Employee benefits
Movements in options and awards
The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	DSVP / SVP [a,b]		Others [a,c]

	Number (000s)		Number (000s)		Weighted average ex. price (£)
	2021	2020	2021	2020	2021	2020
Outstanding at beginning of year/acquisition date	370,006	297,149	53,767	37,481	0.95	1.27
Transfers in the year[d]	(2,214)	953	(2,697)	140	—	—
Granted in the year	174,338	203,157	79,050	136,227	1.43	0.84
Exercised/released in the year	(144,943)	(117,355)	(78,273)	(99,465)	1.36	1.21
Less: forfeited in the year	(26,682)	(13,898)	(3,395)	(18,285)	0.95	1.23
Less: expired in the year	—	—	(972)	(2,331)	1.69	1.33
Outstanding at end of year	370,505	370,006	47,480	53,767	0.95	0.95
Of which exercisable:	—	—	4,428	4,746	1.16	1.64
Notes
aOptions/award granted over Barclays PLC shares.
bWeighted average exercise price is not applicable for SVP and DSVP awards as these are not share option schemes.
cThe number of awards within Others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 1,499,920). The weighted average exercise price relates to Sharesave.
dAwards of employees transferred between the Barclays Bank Group and the rest of the Barclays PLC Group.
Awards and options granted to employees and former employees of the Barclays Bank Group under the Barclays PLC Group share plans may be satisfied using new issue shares, treasury shares and market purchase shares of Barclays PLC. Awards granted to employees and former employees of the Barclays Bank Group under DSVP may only be satisfied using market purchase shares of Barclays PLC.
There were no significant modifications to the share based payments arrangements in 2021 and 2020.
As at 31 December 2021, the total liability arising from cash-settled share based payments transactions was £4m (2020: £2m).
31Pensions and post-retirement benefits
Accounting for pensions and post-retirement benefits
The Barclays Bank Group operates a number of pension schemes and post-employment benefit schemes.
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
Pension schemes
UK Retirement Fund (UKRF)
The UKRF is the Barclays Bank Group’s main scheme, representing 97% of the Barclays Bank Group’s total retirement benefit obligations. Barclays Bank PLC is the principal employer of the UKRF. The UKRF was closed to new entrants on 1 October 2012, and comprises 10 sections, the two most significant of which are:
▪Afterwork, which comprises a contributory cash balance defined benefit element, and a voluntary defined contribution element. The cash balance element is accrued each year and revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (up to a maximum of 5% p.a.). An increase of up to 2% a year may also be added at Barclays Bank PLC’s discretion. The costs of ill-health retirements and death in service benefits for Afterwork members are borne by the UKRF. The main risks that the Barclays Bank Group runs in relation to Afterwork are limited although additional contributions are required if pre-retirement investment returns are not sufficient to provide for the benefits.
▪The 1964 Pension Scheme. Most employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April 2010, members became eligible to accrue future service benefits in either Afterwork or the Pension Investment Plan (PIP), a historic defined contribution section which is now closed to future contributions. The risks that the Barclays Bank Group runs in relation to the 1964 section are typical of final salary pension schemes, principally that investment returns fall short of expectations, that inflation exceeds expectations, and that retirees live longer than expected.

Barclays Bank PLC 2021 Annual Report on Form 20-F	176

Notes to the financial statements
Employee benefits
Barclays Pension Savings Plan (BPSP)
The BPSP is a defined contribution scheme providing benefits for all new UK hires from 1 October 2012. BPSP is not subject to the same investment return, inflation or life expectancy risks for the Barclays Bank Group that defined benefit schemes are. Members’ benefits reflect contributions paid and the level of investment returns achieved.
Other
Apart from the UKRF and the BPSP, the Barclays Bank Group operates a number of smaller pension and long-term employee benefits and post-retirement health care plans globally, the largest of which are the US defined benefit and defined contribution schemes. Many of the schemes are funded, with assets backing the obligations held in separate legal vehicles such as trusts. Others are operated on an unfunded basis. The benefits provided, the approach to funding, and the legal basis of the schemes, reflect local environments.
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

Income statement charge
	2021	2020
	£m	£m
Current service cost	58	53
Net finance cost	(26)	(40)
Past service cost	—	(4)
Other movements	2	—
Total	34	9
The Barclays Bank PLC is the principal employer of the UKRF and hence Scheme Assets and Defined Benefit Obligations relating to the UKRF are recognised within the Barclays Bank Group. Barclays Bank UK PLC and Barclays Execution Services Limited are participating employers in the UKRF and their share of the UKRF service cost is borne by them. Of the £240m current service cost in the table on the next page, £90m relates to Barclays Bank UK PLC and £92m relates to Barclays Execution Services Limited. While the entire current service cost is accounted for in the Barclays Bank Group on balance sheet, the income statement charge is accounted for across all the participating employers.

Barclays Bank PLC 2021 Annual Report on Form 20-F	177

Notes to the financial statements
Employee benefits

Balance sheet reconciliation
	2021		2020
	Barclays Bank Group Total	Of which relates to UKRF	Barclays Bank Group Total	Of which relates to UKRF
	£m	£m	£m	£m
Benefit obligation at beginning of the year	(33,131)	(32,108)	(30,298)	(29,304)
Current service cost	(240)	(225)	(232)	(217)
Interest costs on scheme liabilities	(422)	(405)	(573)	(549)
Past service cost	—	—	4	—
Remeasurement gain/(loss) - financial	849	820	(3,439)	(3,358)
Remeasurement gain/(loss) - demographic	53	50	(281)	(286)
Remeasurement gain/(loss) - experience	(249)	(259)	243	237
Employee contributions	(4)	—	(5)	(1)
Benefits paid	1,309	1,268	1,406	1,370
Exchange and other movements	1	—	44	—
Benefit obligation at end of the year	(31,834)	(30,859)	(33,131)	(32,108)
Fair value of scheme assets at beginning of the year	34,713	33,915	32,093	31,362
Interest income on scheme assets	448	434	613	595
Employer contribution	971	955	265	248
Settlements	—	—	—	—
Remeasurement - return on plan assets greater than discount rate	653	642	3,411	3,328
Employee contributions	4	—	5	1
Benefits paid	(1,309)	(1,268)	(1,406)	(1,370)
Exchange and other movements	(13)	—	(268)	(249)
Fair value of scheme assets at the end of the year	35,467	34,678	34,713	33,915
Net surplus	3,633	3,819	1,582	1,807
Retirement benefit assets	3,879	3,819	1,814	1,807
Retirement benefit liabilities	(246)	—	(232)	—
Net retirement benefit assets	3,633	3,819	1,582	1,807

Barclays Bank PLC 2021 Annual Report on Form 20-F	178

Notes to the financial statements
Employee benefits
Included within the Barclays Bank Group’s benefit obligation is £821m (2020: £866m) relating to overseas pensions and £154m (2020: £157m) relating to other post-employment benefits.
As at 31 December 2021, the UKRF’s scheme assets were in surplus versus IAS 19 obligations by £3,819m (2020: £1,807m). The movement for the UKRF during the year is driven by £700m of deficit reduction contributions, higher corporate bond yields and favourable asset returns, partially offset by higher expected long term price inflation.
The weighted average duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 16 years (2020: 17 years). The UKRF expected benefits are projected to be paid out for in excess of 50 years, although 25% of the total benefits are expected to be paid in the next 10 years; 30% in years 11 to 20 and 25% in years 20 to 30. The remainder of the benefits are expected to be paid beyond 30 years.
Of the £1,268m (2020: £1,370m) UKRF benefits paid out, £419m (2020: £520m) related to transfers out of the fund.
Where a scheme’s assets exceed its obligations, an asset is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions (the asset ceiling). In the case of the UKRF the asset ceiling is not applied as, in certain specified circumstances such as wind-up, the Barclays Bank Group expects to be able to recover any surplus. Similarly, a liability in respect of future minimum funding requirements is not recognised. The UKRF Trustee does not have a substantive right to augment benefits, nor does it have the right to wind up the plan except in the dissolution of Barclays Bank PLC or termination of contributions by Barclays Bank PLC. The application of the asset ceiling to other plans and recognition of additional liabilities in respect of future minimum funding requirements is considered on an individual plan basis.
Critical accounting estimates and judgements
Actuarial valuation of the schemes’ obligations is dependent upon a series of assumptions. Below is a summary of the main financial and demographic assumptions adopted for the UKRF.

Key UKRF financial assumptions	2021	2020
	% p.a.	% p.a.
Discount rate	1.84	1.29
Inflation rate (RPI)	3.56	2.99
The UKRF discount rate assumption for 2021 was based on a standard Willis Towers Watson RATE Link model. The RPI inflation assumption for 2021 was set by reference to the Bank of England’s implied inflation curve. The inflation assumption incorporates a deduction of 20 basis points as an allowance for an inflation risk premium. The methodology used to derive the discount rate and inflation assumptions is consistent with that used at the prior year end.
The UKRF’s post-retirement mortality assumptions are based on a best estimate assumption derived from an analysis in 2019 of the UKRF’s own post-retirement mortality experience and taking account of recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2020 core projection model published by the Continuous Mortality Investigation Bureau subject to a long-term trend of 1.5% per annum in future improvements. The methodology used is consistent with the prior year ends, except that the 2019 core projection model was used at 2020. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the past three years.

Assumed life expectancy	2021	2020	2019
Life expectancy at 60 for current pensioners (years)
– Males	27.3	27.2	27.1
– Females	29.6	29.4	29.3
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	29.1	29.0	28.9
– Females	31.4	31.2	31.1
The UKRF entered into a £5bn longevity swap in 2020 covering around a quarter of the pensioner liabilities. The swap is part of the UKRF’s investment portfolio and provides income in the event that pensions are paid out for longer than expected. The swap is not included directly within the balance sheet of Barclays PLC as it is an asset of the UKRF. At 31 December 2021, the swap is valued at nil (2020: nil) as experience since the swap was effected has been neutral.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	179

Notes to the financial statements
Employee benefits

Change in key assumptions
	2021	2020

	(Decrease)/Increase in UKRF defined benefit obligation	(Decrease)/Increase in UKRF defined benefit obligation
	£bn	£bn
Discount rate
0.50% p.a. increase	(2.3)	(2.5)
0.25% p.a. increase	(1.2)	(1.3)
0.25% p.a. decrease	1.3	1.4
0.50% p.a. decrease	2.6	2.9
Assumed RPI
0.50% p.a. increase	1.6	1.8
0.25% p.a. increase	0.8	0.9
0.25% p.a. decrease	(0.8)	(0.9)
0.50% p.a. decrease	(1.6)	(1.8)
Life expectancy at 60
One year increase	1.2	1.2
One year decrease	(1.2)	(1.2)
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	180

Notes to the financial statements
Employee benefits
The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets
	Barclays Bank Group Total				Of which relates to UKRF
	Quoted	Unquoted[a]	Value	% of total fair value of scheme assets	Quoted	Unquoted[a]	Value	% of total fair value of scheme assets
	£m	£m	£m	%	£m	£m	£m	%
As at 31 December 2021
Equities	214	1,377	1,591	4.5	86	1,377	1,463	4.2
Private equities	—	2,991	2,991	8.4	0	2,991	2,991	8.6
Bonds - fixed government	2,387	95	2,482	7.0	2,083	95	2,178	6.3
Bonds - index-linked government	13,478	679	14,157	39.9	13,455	679	14,134	40.8
Bonds - corporate and other	6,223	2,854	9,077	25.6	5,986	2,854	8,840	25.5
Property	14	1,490	1,504	4.3	0	1,490	1,490	4.3
Infrastructure	—	1,815	1,815	5.1	0	1,815	1,815	5.2
Cash and liquid assets	189	1,577	1,766	5.0	176	1,577	1,753	5.1
Mixed investment funds	9	—	9	—	—	—	—	—
Other	19	56	75	0.2	—	14	14	—
Fair value of scheme assets	22,533	12,934	35,467	100.0	21,786	12,892	34,678	100.0

As at 31 December 2020
Equities	567	1,498	2,065	5.9	378	1,498	1,876	5.5
Private equities	—	2,233	2,233	6.4	—	2,233	2,233	6.6
Bonds - fixed government	4,205	110	4,315	12.4	3,932	110	4,042	11.9
Bonds - index-linked government	10,706	1,014	11,720	33.8	10,697	1,014	11,711	34.5
Bonds - corporate and other	7,439	1,678	9,117	26.3	7,214	1,678	8,892	26.2
Property	10	1,416	1,426	4.1	—	1,416	1,416	4.2
Infrastructure	—	1,812	1,812	5.2	—	1,812	1,812	5.3
Cash and liquid assets	64	1,830	1,894	5.5	46	1,830	1,876	5.5
Mixed Investment funds	9	—	9	—	—	—	—	—
Other	14	108	122	0.4	—	57	57	0.2
Fair value of scheme assets	23,014	11,699	34,713	100.0	22,267	11,648	33,915	100.0
Notes
aValuations of unquoted assets are provided by the underlying managers or qualified independent valuers. Valuations of complex instruments are based on UKRF custodian valuations. All valuations are determined in accordance with relevant industry guidance.
Included within the fair value of scheme assets were nil (2020: nil) relating to shares in Barclays PLC and nil (2020: nil) relating to bonds issued by Barclays PLC or Barclays Bank PLC. The UKRF invests in pooled investment vehicles which may hold shares or debt issued by Barclays PLC.
The UKRF assets above do not include the Senior Notes asset referred to in the section below on Triennial Valuation, as these are non-transferable instruments and not recognised under IAS19.
Approximately 45% of the UKRF assets are invested in liability-driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These swaps are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.
Triennial Valuation
The latest annual update as at 30 September 2021 showed the funding position had improved to a surplus of £0.6bn from a deficit of £0.9bn shown at 30 September 2020. The improvement was mainly due to £0.7bn of deficit reduction contributions and favourable asset returns, partially offset by higher expected long term price inflation.
The main differences between the funding and accounting assumptions are a different approach to setting the discount rate and a more conservative longevity assumption for funding.

Barclays Bank PLC 2021 Annual Report on Form 20-F	181

Notes to the financial statements
Employee benefits
The deficit reduction contributions agreed with the UKRF Trustee as part of the 30 September 2019 triennial valuation recovery plan are shown in the table below.

Deficit reduction contributions under the
30 September 2019 valuation
Year	£m
Cash paid:
2019	500
2020	500
2021	700
Future commitments:
2022	294
2023	286
2024 and beyond	—
During 2019 and 2020 the UKRF subscribed for non-transferrable listed senior fixed rate notes for £1,250m, backed by UK gilts (the Senior Notes). These Senior Notes entitle the UKRF to semi-annual coupon payments for five years, and full repayment in cash in three tranches: £250m in 2023, £750m in 2024, and £250m at final maturity in 2025. The regulatory capital impact, which otherwise would have occurred in 2019 and 2020 from the regular deficit reduction contributions, takes effect in 2023, 2024 and 2025 on maturity of the notes. As the UKRF's investment in these Senior Notes does not qualify as a plan asset under IAS 19, the £1,250m does not appear in the IAS 19 plan assets. The Senior Notes were issued by Heron Issuer Limited (Heron) for £500m and Heron Issuer Number 2 Limited (Heron 2) for £750m, entities consolidated within the Barclays Bank Group under IFRS 10. Heron and Heron 2 acquired a total of £1,250m of gilts from Barclays Bank PLC for cash to support payments on the Senior Notes. There were no further transactions of this type in 2021.
The deficit reduction contributions are in addition to the regular contributions to meet the Barclays Bank Group’s share of the cost of benefits accruing over each year. The next funding valuation of the UKRF is due to be completed in 2023 with an effective date of 30 September 2022.
Other support measures agreed which remain in place
Collateral – The UKRF Trustee and Barclays Bank PLC have entered into an arrangement whereby a collateral pool has been put in place to provide security for the UKRF funding deficit as it increases or decreases over time. The collateral pool is currently made up of government securities, and agreement was made with the Trustee to cover at least 100% of the funding deficit with an overall cap of £9bn. The arrangement provides the UKRF Trustee with dedicated access to the pool of assets in the event of Barclays Bank PLC not paying a deficit reduction contribution to the UKRF or in the event of Barclays Bank PLC’s insolvency. These assets are included within Note 36 Assets pledged, collateral received and assets transferred.
Support from Barclays PLC – In the event of Barclays Bank PLC not paying a deficit reduction contribution payment required by a specified pre-payment date, Barclays PLC has entered into an arrangement whereby it will be required to use, in first priority, dividends received from Barclays Bank UK PLC (if any) to invest the proceeds in Barclays Bank PLC (up to the maximum amount of the deficit reduction contribution unpaid by Barclays Bank PLC). The proceeds of the investment will be used to discharge Barclays Bank PLC’s unpaid deficit reduction contribution.
Participation – As permitted under the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, Barclays Bank UK PLC is a participating employer in the UKRF and will remain so during a transitional phase until September 2025 as set out in a deed of participation. Barclays Bank UK PLC will make contributions for the future service of its employees who are currently Afterwork members and, in the event of Barclays Bank PLC’s insolvency during this period, provision has been made to require Barclays Bank UK PLC to become the principal employer of the UKRF. Barclays Bank PLC’s Section 75 debt would be triggered by the insolvency (the debt would be calculated after allowing for the payment to the UKRF of the collateral above).
Defined benefit contributions paid with respect to the UKRF were as follows:

Contributions paid
£m
2021	955
2020	748
2019	1,231
There were nil (2020: nil) Section 75 contributions included within the Barclays Bank Group’s contributions paid as no participating employers left the UKRF in 2021.
The Barclays Bank Group’s expected contribution to the UKRF in respect of defined benefits in 2022 is £352m (2021: £783m). In addition, the expected contributions to UK defined contribution schemes in 2022 is £6m (2021: £9m) to the UKRF and £42m (2021: £47m) to the BPSP.
The section presents information on the Barclays Bank Group’s investments in subsidiaries, joint ventures and associates and its interests in structured entities. Detail is also given on securitisation transactions the Barclays Bank Group has entered into and arrangements that are held off-balance sheet.
32Principal subsidiaries
Barclays Bank Group applies IFRS 10 Consolidated Financial Statements. The consolidated financial statements combine the financial statements of Barclays Bank PLC and all of its subsidiaries. Subsidiaries are entities over which Barclays Bank Group has control. Under IFRS 10, this is when Barclays

Barclays Bank PLC 2021 Annual Report on Form 20-F	182

Notes to the financial statements
Scope of consolidation
Bank Group is exposed to or has rights to variable returns from its involvement in an entity and has the ability to affect those returns through its power over an entity.
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

Company Name	Principal place of business or incorporation	Nature of business	Percentage of voting rights held	Non-controlling interests - proportion of ownership interests	Non-controlling interests - proportion of voting interests
			%	%	%
Barclays Bank Ireland PLC	Ireland	Banking	100	—	—
Barclays Capital Inc.	United States	Securities dealing	100	—	—
Barclays Capital Securities Limited	United Kingdom	Securities dealing	100	—	—
Barclays Securities Japan Limited	Japan	Securities dealing	100	—	—
Barclays US LLC	United States	Holding company	100	—	—
Barclays Bank Delaware	United States	Credit card issuer	100	—	—
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	183

Notes to the financial statements
Scope of consolidation
An interest in equity voting rights exceeding 50% would typically indicate that the Barclays Bank Group has control of an entity. However, the entity set out below is excluded from consolidation because the Barclays Bank Group does not have exposure to its variable returns.

Company name	Country of registration or incorporation	Percentage of voting rights held (%)	Equity shareholders' funds (£m)	Retained profit for the year (£m)
Palomino Limited	Cayman Islands	100	—	—
This entity is managed by an external counterparty and consequently is not controlled by the Barclays Bank Group. Interests relating to this entity are included in Note 33.
Significant restrictions
As is typical for a group of its size and international scope, there are restrictions on the ability of the Barclays Bank Group to obtain distributions of capital, access the assets or repay the liabilities of members of the Barclays Bank Group due to the statutory, regulatory and contractual requirements of its subsidiaries and due to the protective rights of non-controlling interests. These are considered below.
Regulatory requirements
The Barclays Bank Group’s principal subsidiary companies have assets and liabilities before intercompany eliminations of £439bn (2020: £417bn) and £414bn (2020: £393bn) respectively. Certain classes of these assets and liabilities are subject to prudential regulation and regulatory capital requirements in the countries in which the subsidiaries are regulated. These prudential and regulatory capital requirements require entities to maintain minimum capital levels which cannot be returned to the parent company, Barclays Bank PLC, on a going concern basis.
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
Liquidity requirements
Regulated subsidiaries of the Barclays Bank Group are required to meet PRA or local regulatory requirements pertaining to liquidity. Some of the regulated subsidiaries include Barclays Capital Securities Limited (which is regulated for liquidity matters on a combined basis with Barclays Bank PLC under a Domestic Liquidity Sub-Group (DoLSub) arrangement), Barclays Bank Ireland PLC, Barclays Capital Inc. and Barclays Bank Delaware Inc. See pages 56 to 58 for further details of liquidity requirements, including those of the Barclays Bank Group’s significant subsidiaries.
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
Other restrictions
The Barclays Bank Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,260m (2020: £3,119m).
33Structured entities
A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity. An example is when voting rights relate to administrate tasks only and the relevant activities are directed by means of contractual arrangements. Structured entities are generally created to achieve a narrow and well-defined objective with restrictions around their ongoing activities.
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
▪Securitisation: The Barclays Bank Group uses securitisation as a source of financing and a means of risk transfer. Where entities are controlled by the Barclays Bank Group, they are consolidated. Refer to Note 35 for further detail.
▪Commercial paper (CP) conduits: These entities issue CP and use the proceeds to lend to clients as part of the Barclays Bank Group's multi-seller conduit programme. The Barclays Bank Group has provided £17.2bn (2020: £16.9bn) in contractual liquidity facilities to the CP conduits that the Barclays Bank Group consolidates. These amounts represent the maximum the conduits can lend externally. The amounts of CP conduit lending (drawn and undrawn) to unconsolidated structured entities can be seen in Other interests in unconsolidated structured entities under multi-seller conduit programme in the Summary of interests in unconsolidated structured entities table.
▪Tender Option Bond (TOB) trusts: During 2021, the Barclays Bank Group provided undrawn liquidity facilities of £3.3bn (2020: £2.9bn) to consolidated TOB trusts. These trusts invest in fixed income instruments issued by state, local or other municipalities in the United States, funded by long-term senior floating-rate notes and junior residual securities.

Barclays Bank PLC 2021 Annual Report on Form 20-F	184

Notes to the financial statements
Scope of consolidation
Unconsolidated structured entities
The term ‘unconsolidated structured entities’ refers to structured entities not controlled by the Barclays Bank Group, and are established either by Barclays Bank Group or a third party. An interest in a structured entity is any form of contractual or non-contractual involvement which creates variability in returns arising from the performance of the entity for the Barclays Bank Group. Such interests include holdings of debt or equity securities, derivatives that transfer financial risks from the entity to the Barclays Bank Group, lending, loan commitments, financial guarantees and investment management agreements.
Barclays Bank Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions, to provide risk management services and for specific investment opportunities. This is predominantly within the CIB business. Structured entities may take the form of funds, trusts, securitisation vehicles, and private investment companies. The largest transactions include loans and derivatives with hedge fund structures and special purpose entities, multi-seller conduit lending, holding notes issued by securitisation vehicles and facilitating customer requirements through funds.
The nature and extent of the Barclays Bank Group’s interests in structured entities is summarised below:

Summary of interests in unconsolidated structured entities
	Secured financing	Short-term traded interests	Traded derivatives	Other interests	Total
	£m	£m	£m	£m	£m
As at 31 December 2021
Assets
Trading portfolio assets	—	7,170	—	—	7,170
Financial assets at fair value through the income statement	61,816	—	—	3,417	65,233
Derivative financial instruments	—	—	5,160	—	5,160
Financial assets at fair value through other comprehensive income	—	—	—	91	91
Loans and advances at amortised cost	—	—	—	22,741	22,741
Reverse repurchase agreements and other similar secured lending	104	—	—	—	104
Other assets	—	—	—	12	12
Total assets	61,920	7,170	5,160	26,261	100,511
Liabilities
Derivative financial instruments	—	—	9,543	—	9,543

As at 31 December 2020
Assets
Trading portfolio assets	—	11,361	—	—	11,361
Financial assets at fair value through the income statement	56,265	—	—	2,780	59,045
Derivative financial instruments	—	—	2,968	—	2,968
Financial assets at fair value through other comprehensive income	—	—	—	153	153
Loans and advances at amortised cost	—	—	—	18,418	18,418
Reverse repurchase agreements and other similar secured lending	10	—	—	—	10
Other assets	—	—	—	11	11
Total assets	56,275	11,361	2,968	21,362	91,966
Liabilities
Derivative financial instruments	—	—	7,075	—	7,075
Secured financing arrangements, short-term traded interests and traded derivatives are typically managed under market risk management policies described in the Market risk management section which includes an indication of the change of risk measures compared to last year. For this reason, the total assets of these entities are not considered meaningful for the purposes of understanding the related risks and so have not been presented. Other interests include conduits and lending where the interest is driven by normal customer demand. As at 31 December 2021, there were 5,696 (2020: 3,162) structured entities that the Barclays Bank Group entered into transactions with.
Secured financing
The Barclays Bank Group routinely enters into reverse repurchase contracts, margin lending, stock borrowing and similar arrangements on normal commercial terms where the counterparty to the arrangement is a structured entity. Due to the nature of these arrangements, especially the transfer of collateral and ongoing margining, the Barclays Bank Group is able to manage its variable exposure to the performance of the structured entity counterparty. The counterparties included in secured financing mainly include hedge fund limited structures, investment companies and special purpose entities.
Short-term traded interests
As part of its market making activities, the Barclays Bank Group buys and sells interests in structured vehicles, which are predominantly debt securities issued by asset securitisation vehicles. Such interests are typically held individually or as part of a larger portfolio for no more than 90 days. In such cases, the Barclays Bank Group typically has no other involvement with the structured entity other than the securities it holds as part of trading activities and its maximum exposure to loss is restricted to the carrying value of the asset.

Barclays Bank PLC 2021 Annual Report on Form 20-F	185

Notes to the financial statements
Scope of consolidation
Traded derivatives
The Barclays Bank Group enters into a variety of derivative contracts with structured entities which reference market risk variables such as interest rates, foreign exchange rates and credit indices among other things. The main derivative types which are considered interests in structured entities include index-based and entity specific credit default swaps, balance guaranteed swaps, total return swaps, commodities swaps, and equity swaps. Interest rate swaps, foreign exchange derivatives that are not complex and which expose the Barclays Bank Group to insignificant credit risk by being senior in the payment waterfall of a securitisation and derivatives that are determined to introduce risk or variability to a structured entity are not considered to be an interest in an entity and have been excluded from the disclosures.
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
Derivative transactions require the counterparty to provide cash or other collateral under margining agreements to mitigate counterparty credit risk. The Barclays Bank Group is mainly exposed to settlement risk on these derivatives which is mitigated through daily margining. Total notional contract amounts were £217,055m (2020: £153,894m).
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
Other interests in unconsolidated structured entities
The Barclays Bank Group’s interests in structured entities not held for the purposes of short-term trading activities are set out below, summarised by the nature of the interest and limited to significant categories, based on maximum exposure to loss.

Nature of interest

	Multi-seller conduit programme	Lending	Other	Total	Of which: Barclays Bank Group owned, not consolidated entities[1]
	£m	£m	£m	£m	£m
As at 31 December 2021
Financial assets at fair value through the income statement	—	2	3,415	3,417	3,335
Financial assets at fair value through other comprehensive income	—	53	38	91	—
Loans and advances at amortised cost	5,184	14,294	3,263	22,741	—
Other assets	8	4	—	12	—
Total on-balance sheet exposures	5,192	14,353	6,716	26,261	3,335
Total off-balance sheet notional amounts	11,015	9,394	—	20,409	—
Maximum exposure to loss	16,207	23,747	6,716	46,670	3,335
Total assets of the entity	65,441	160,611	28,582	254,634	11,513

As at 31 December 2020
Financial assets at fair value through the income statement	—	15	2,765	2,780	2,698
Financial assets at fair value through other comprehensive income	—	106	47	153	—
Loans and advances at amortised cost	5,146	12,475	797	18,418	—
Other assets	8	3	—	11	—
Total on-balance sheet exposures	5,154	12,599	3,609	21,362	2,698
Total off-balance sheet notional amounts	11,750	7,531	—	19,281	—
Maximum exposure to loss	16,904	20,130	3,609	40,643	2,698
Total assets of the entity	87,004	153,990	22,389	263,383	11,008
Maximum exposure to loss
Unless specified otherwise below, the Barclays Bank Group’s maximum exposure to loss is the total of its on-balance sheet positions and its off-balance sheet arrangements, being loan commitments and financial guarantees. Exposure to loss is mitigated through collateral, financial guarantees, the availability of netting and credit protection held.
Multi-seller conduit programme
The Barclays Bank Group's multi-seller conduit programme engages in providing financing to various clients and holds whole or partial interests in pools of receivables or similar obligations. These instruments are protected from loss through over-collateralisation, seller guarantees, or other credit enhancements provided to the conduit entity. The Barclays Bank Group’s off-balance sheet exposure included in the table above represents liquidity facilities that are provided to the conduit for the benefit of the holders of the commercial paper issued by the conduit and will only be drawn where the conduit is unable to access the commercial paper market. If these liquidity facilities are drawn, the Barclays Bank Group is protected from loss through over-collateralisation, seller guarantees, or other credit enhancements provided to the conduit.
1Comprises of Barclays Bank Group owned, not consolidated structured entities per IFRS 10 Consolidated Financial Statements, and Barclays Bank Group sponsored entities. Refer to Note 32 Principal subsidiaries for more details on consolidation.

Barclays Bank PLC 2021 Annual Report on Form 20-F	186

Notes to the financial statements
Scope of consolidation
Lending
The portfolio includes lending provided by the Barclays Bank Group to unconsolidated structured entities in the normal course of its lending business to earn income in the form of interest and lending fees and includes loans to structured entities that are generally collateralised by property, equipment or other assets. All loans are subject to the Barclays Bank Group’s credit sanctioning process. Collateral arrangements are specific to the circumstances of each loan with additional guarantees and collateral sought from the sponsor of the structured entity for certain arrangements. During the year the Barclays Bank Group incurred an impairment charge of £25m (2020: £22m) against such facilities.
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
Assets transferred to sponsored unconsolidated structured entities
The Barclays Bank Group is considered to sponsor another entity if, it had a key role in establishing that entity, it transferred assets to the entity, the Barclays name appears in the name of the entity or it provides guarantees on the entity’s performance. As at 31 December 2021, assets transferred to sponsored unconsolidated structured entities were £1,662m (2020: £730m).
34Investments in associates and joint ventures
Accounting for associates and joint ventures
The Barclays Bank Group applies IAS 28 Investments in Associates and IFRS 11 Joint Arrangements. Associates are entities in which the Barclays Bank Group has significant influence, but not control, over the operating and financial policies. Generally the Barclays Bank Group holds more than 20%, but less than 50%, of their voting shares. Joint ventures are arrangements where the Barclays Bank Group has joint control and rights to the net assets of the entity.
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
There are no individually significant investments in joint ventures or associates held by Barclays Bank Group.

	2021			2020
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m
Equity accounted (Group)	24	—	24	24	—	24
Summarised financial information for the Barclays Bank Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the Barclays Bank Group’s share of the comprehensive income of the investees for the year ended 31 December 2021, with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	Associates		Joint ventures
	2021	2020	2021	2020
	£m	£m	£m	£m
(Loss)/profit from continuing operations	—	(1)	—	2
Other comprehensive income / (loss)	1	(3)	—	—
Total comprehensive income/(loss) from continuing operations	1	(4)	—	2
35Securitisations
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	187

Notes to the financial statements
Scope of consolidation
A summary of the main transactions, and the assets and liabilities and the financial risks arising from these transactions, is set out below:
Transfers of financial assets that do not result in derecognition
Securitisations
The Barclays Bank Group is party to securitisation transactions involving its credit card balances.
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
The following table shows the carrying amount of securitised assets that have not resulted in full derecognition, together with the associated liabilities, for each category of asset on the balance sheet:

	2021				2020
	Assets		Liabilities		Assets		Liabilities
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	£m	£m	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Loans and advances at amortised cost
Credit cards, unsecured loans and other retail lending	1,303	1,423	(1,225)	(1,219)	963	1,051	(952)	(966)
Balances included within loans and advances at amortised cost represent securitisations where substantially all the risks and rewards of the assets have been retained by Barclays Bank Group.
The relationship between the transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes, although the contractual terms of their notes may be different to the maturity and interest of the transferred assets.
If the Barclays Bank Group transfers a financial asset but does not transfer or retain substantially all the risk and rewards of the asset and retains control over it, the transferred assets are recognised to the extent of Barclays Bank Group's continuing involvement. In 2021, financial assets of £249m (2020: £nil) were transferred in this manner and the carrying value of the assets representing continued involvement is included in the table above.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	188

Notes to the financial statements
Scope of consolidation
The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement[a]			Gain/(loss) from continuing involvement
	Carrying amount	Fair value	Maximum exposure to loss	For the year ended	Cumulative to 31 December
Type of transfer	£m	£m	£m	£m	£m
2021
Asset backed securities	25	25	25	1	2
Residential mortgage backed securities	78	78	78	3	4
Commercial mortgage backed securities	311	307	311	5	11
Total	414	410	414	9	17

2020
Asset backed securities	56	56	56	1	1
Residential mortgage backed securities	49	49	49	1	1
Commercial mortgage backed securities	243	237	243	2	6
Total	348	342	348	4	8
Note
aAssets which represent the Barclays Bank Group’s continuing involvement in derecognised assets are recorded in Loans and advances at amortised cost and Debt Securities at FVTP&L.
36Assets pledged, collateral received and assets transferred
Assets are pledged or transferred as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. Assets transferred are non-cash assets transferred to a third party that do not qualify for derecognition from the Barclays Bank Group’s balance sheet, for example because the Barclays Bank Group retains substantially all the exposure to those assets under an agreement to repurchase them in the future for a fixed price.
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
The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	Barclays Bank Group
	2021	2020
	£m	£m
Cash collateral and settlement balances	63,080	69,271
Loans and advances at amortised cost	29,962	25,437
Trading portfolio assets	71,201	76,750
Financial assets at fair value through the income statement	5,595	5,584
Financial assets at fair value through other comprehensive income	14,699	15,303
Assets pledged	184,537	192,345

Barclays Bank PLC 2021 Annual Report on Form 20-F	189

Notes to the financial statements
Scope of consolidation
The following table summarises the transferred financial assets and the associated liabilities:

	Barclays Bank Group
	Transferred assets	Associated liabilities
	£m	£m
At 31 December 2021
Derivatives	64,826	(64,826)
Repurchase agreements	48,504	(28,494)
Securities lending arrangements	66,703	—
Other	4,504	(4,174)
	184,537	(97,494)

At 31 December 2020
Derivatives	72,732	(72,732)
Repurchase agreements	58,398	(39,044)
Securities lending arrangements	59,824	—
Other	1,391	(1,134)
	192,345	(112,910)
Included within Other are agreements where a counterparty's recourse is limited to the transferred assets. The relationship between the transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes.

	Carrying value		Fair value
	Transferred assets	Associated liabilities	Transferred assets	Associated liabilities	Net position
	£m	£m	£m	£m	£m
Barclays Bank Group
2021
Recourse to transferred assets only	1,303	(1,225)	1,423	(1,219)	204
2020
Recourse to transferred assets only	963	(952)	1,051	(966)	85
The Barclays Bank Group has an additional £3.5bn (2020: £3.1bn) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and are available to support future issuances.
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

	Barclays Bank Group
	2021	2020
	£m	£m
Fair value of securities accepted as collateral	934,363	792,317
Of which fair value of securities re-pledged/transferred to others	819,169	684,389
Additional disclosure has been included in Credit risk on pages 49 to 51.

Barclays Bank PLC 2021 Annual Report on Form 20-F	190

Notes to the financial statements
Other disclosure matters
The notes included in this section focus on related party transactions, Auditors’ remuneration, Directors’ remuneration and Transition disclosures. Related parties include any subsidiaries, associates, joint ventures and Key Management Personnel.
37Related party transactions and Directors’ remuneration
Related party transactions
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
Associates and other entities
The Barclays Bank Group provides banking services to its associates and the Barclays Bank Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Barclays Bank Group companies also provide investment management and custodian services to the Barclays Bank Group pension schemes. All of these transactions are conducted on the same terms as third party transactions. Summarised financial information for the Barclays Bank Group’s investments in associates and joint ventures is set out in Note 34.
Amounts included in the Barclays Bank Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Parent	Fellow subsidiaries	Associates	Pension funds
	£m	£m	£m	£m
For the year ended and as at 31 December 2021
Total income	(611)	20	—	3
Operating expenses	(64)	(3,195)	—	(1)
Total assets	6,491	909	—	3
Total liabilities	32,141	3,962	177	81
For the year ended and as at 31 December 2020
Total income	(606)	41	—	3
Operating expenses	(62)	(2,937)	—	(1)
Total assets	6,803	1,917	—	4
Total liabilities	25,819	3,954	66	69
Total liabilities include derivatives transacted on behalf of the pensions funds of £18m (2020: £13m).
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
The Barclays Bank Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2021	2020
	£m	£m
As at 1 January	—	—
Loans issued during the year[a]	—	—
Loan repayments during the year[b]	—	—
As at 31 December	—	—
Notes
aIncludes loans issued to existing Key Management Personnel and new or existing loans issued to newly appointed Key Management Personnel.
bIncludes loan repayments by existing Key Management Personnel and loans to former Key Management Personnel.

Barclays Bank PLC 2021 Annual Report on Form 20-F	191

Notes to the financial statements
Other disclosure matters
No allowances for impairment were recognised in respect of loans to Key Management Personnel (or any connected person).

Deposits outstanding
	2021	2020
	£m	£m
As at 1 January	3.4	4.2
Deposits received during the year[a]	9.0	13.3
Deposits repaid during the year[b]	(10.3)	(14.1)
As at 31 December	2.1	3.4
Notes
aIncludes deposits received from existing Key Management Personnel and new or existing deposits received from newly appointed Key Management Personnel.
bIncludes deposits repaid by existing Key Management Personnel and deposits of former Key Management Personnel.
Total commitments outstanding
Total commitments outstanding refer to the total of any undrawn amounts on credit card and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2021 were £0.1m (2020: £0.2m).
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

	2021	2020
	£m	£m
Salaries and other short-term benefits	35.2	37.5
Pension costs	0.2	0.1
Other long-term benefits	8.5	7.2
Share-based payments	13.2	12.4
Employer social security charges on emoluments	6.0	6.0
Costs recognised for accounting purposes	63.1	63.2
Employer social security charges on emoluments	(6.0)	(6.0)
Other long-term benefits – difference between awards granted and costs recognised	3.3	0.4
Share-based payments – difference between awards granted and costs recognised	6.1	1.3
Total remuneration awarded	66.5	58.9
Disclosure required by the Companies Act 2006
The following information regarding the Barclays Bank PLC Board of Directors is presented in accordance with the Companies Act 2006:

	2021	2020
	£m	£m
Aggregate emoluments[a]	6.3	6.4
Amounts paid under LTIPs[b]	1.2	—
	7.5	6.4
Notes
aThe aggregate emoluments include amounts paid for the 2021 year. In addition, deferred share awards for 2021 with a total value at grant of £1.4m (2020: £0.6m) will be made to Directors which will only vest subject to meeting certain conditions.
bThe figure above for "Amounts paid under LTIPs" for 2021 relates to LTIP awards that were released to Directors in 2021. This includes the first tranche of the 2017 LTIP, the release of which was delayed from June 2020 to March 2021. Dividend shares released on the awards are excluded (where applicable).
There were no pension contributions paid to defined contribution schemes on behalf of Directors (2020: £nil). There were no notional pension contributions to defined contribution schemes.
As at 31 December 2021, there were no Directors accruing benefits under a defined benefit scheme (2020: nil).
The aggregate amount of compensation payable to departing officers in respect of loss of office was £426,139 (2020: £1,850,713).

Barclays Bank PLC 2021 Annual Report on Form 20-F	192

Notes to the financial statements
Other disclosure matters
Of the figures in the table above, the amounts attributable to the highest paid Director in respect of qualifying services are as follows:

	2021	2020
	£m	£m
Aggregate emoluments[a]	2.1	3.0
Amounts paid under LTIPs	0.7	—
	2.8	3.0
Note
aThe aggregate emoluments include amounts paid for the 2021 year.
There were no actual pension contributions paid to defined contribution schemes on behalf of the highest paid Director (2020: £nil). There were no notional pension contributions to defined contribution schemes (2020: £nil).
Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2021 to persons who served as Directors during the year was £nil (2020: £nil). The total value of guarantees entered into on behalf of Directors during 2021 was £nil (2020: £nil).

Barclays Bank PLC 2021 Annual Report on Form 20-F	193

Notes to the financial statements
Other disclosure matters
38Disposal of business
During the year, Barclays Bank PLC sold its investment in Barclays Insurance Guernsey PCC to Barclays Principal Investments Limited, a fellow Barclays PLC Group company, at its fair value of £65m. The Barclays Bank Group recorded a loss on disposal of £10m.
39Auditor’s remuneration
Auditor’s remuneration is included within consultancy, legal and professional fees in administration and general expenses and comprises:

	2021	2020	2019
	£m	£m	£m
Audit of the Barclays Bank Group's annual accounts	19	17	16
Other services:
Audit of the Barclays Bank PLC subsidiaries[a]	14	13	12
Other audit related fees[b]	7	7	6
Other services	1	1	1
Total Auditor's remuneration	41	38	35
Notes
aComprises the fees for the statutory audit of the subsidiaries both inside and outside UK and fees for the work performed by associates of KPMG in respect of the consolidated financial statements of the Company.
bComprises services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing Rules of the UK listing authority.
Under SEC regulations, the remuneration of our auditors is required to be presented as follows: audit fees £36m (2020: £33m, 2019: £31m), audit-related fees £5 (2020: £5m, 2019: £3m), tax fees £nil (2020: £nil, 2019: £nil), and all other fees £nil (2020: £nil, 2019: £1m).
40Interest rate benchmark reform
Following the financial crisis, the reform and replacement of benchmark interest rates such as LIBOR has been a priority for global regulators. As a result, the UK’s Financial Conduct Authority (FCA) and other global regulators instructed market participants to prepare for the cessation of most LIBOR rates after the end of 2021 and to adopt “near Risk-Free Rates” (RFRs).
Pursuant to FCA announcements during 2021, panel bank submissions for all GBP, JPY and CHF LIBOR and Euro Overnight Index Average (EONIA) tenors ceased, and representative LIBOR rates also ceased after 31 December 2021. For USD, certain actively used tenors will continue to be provided until June 2023; however, in line with the US banking regulators’ joint statement, Barclays ceased issuing or entering into new contracts that use USD LIBOR as a reference rate from 31 December 2021, other than in relation to those allowable use cases set out under the FCA's prohibition notice (ref 21A). These include market making in support of client activity; or transactions that reduce or hedge Barclays’ or any client of Barclays’ US dollar LIBOR exposure on contracts entered into before 1 January 2022.
The Barclays Bank Group’s exposure to rates subject to benchmark interest rate reform has been predominantly to GBP, USD, JPY and CHF LIBOR and EONIA with the vast majority concentrated in derivatives within the Corporate and Investment Bank. Some additional exposure resides on floating rate loans and advances, repurchase agreements and debt securities held and issued within the Corporate and Investment Bank. Following transition activity in late 2021 and early 2022, GBP, USD (one week and two month tenors), JPY and CHF LIBOR and EONIA positions (“2021 scope”) have transitioned onto RFRs, and while there are a number of IBORs yet to cease, Barclays Bank Group’s exposure is now mainly to USD LIBOR.
There are key differences between IBORs and RFRs. IBORs are ‘term rates’, which means that they are published for a borrowing period (for example three months), and they are ‘forward-looking’, because they are published at the beginning of a borrowing period, based upon an estimated inter-bank borrowing cost for the period. RFRs are based upon overnight rates from actual transactions, and are therefore published after the end of the overnight borrowing period. Furthermore, IBORs include a credit spread over the RFRs. Therefore, to transition existing contracts and agreements to RFRs, adjustments for term and credit differences may need to be applied to RFR-linked rates. The methodologies for these adjustments have been determined through in-depth consultations by industry working groups, on behalf of the respective global regulators and related market participants.
How the Barclays Group is managing the transition to alternative benchmark rates
Barclays has established a Group-wide LIBOR Transition Programme, with oversight from the Barclays Group Finance Director. The Transition Programme spans all business lines and has cross-functional governance which includes Legal, Compliance, Conduct Risk, Client Engagement and Communications, Risk, and Finance. The Transition Programme aims to drive strategic execution, and identify, manage and resolve key risks and issues as they arise. Barclays’ transition plans primarily focus on G5 currencies while providing quarterly updates on progress and exposures to the PRA/FCA and other regulators as required.
The Transition Programme follows a risk based approach, using recognised ‘change delivery’ control standards. Accountable Executives are in place within key working groups and workstreams, with overall Board oversight delegated to the Board Risk Committee and the Barclays Group Finance Director. Barclays performs a prominent stewardship role to drive orderly transition via our representation on official sector and industry working groups across all major jurisdictions and product classes. Additionally, the Barclays Group Finance Director is Chair of the UK’s ‘Working Group on Sterling Risk-Free Reference Rates’ (UK £RFRWG), whose mandate is to catalyse a broad-based transition to using SONIA (‘Sterling Overnight Index Average’), as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
Approaches to transition exposure expiring post the expected end dates for LIBOR vary by product and nature of counterparty. The Barclays Group has actively engaged with the counterparties to transition or include appropriate fallback provisions and transition mechanisms in its floating rate assets and liabilities with maturities after 2021, when relevant IBORs excluding USD LIBOR ceased to be published. The fallback will provide the relevant replacement rate. In the case of the ISDA Protocol it is the RFR plus a credit adjusted spread that should be used post cessation or pre-cessation of the relevant IBOR. For the derivative population, adherence to the ISDA IBOR Fallbacks Protocol has provided Barclays with an efficient mechanism to amend outstanding trades to incorporate fallbacks. Beyond the ISDA IBOR Fallbacks Protocol, other options have included terminating or bilaterally agreeing new terms with counterparties. Derivative contracts facing central clearing counterparties have followed a market-wide, standardised approach to reform through a series of CCP-led conversions.

Barclays Bank PLC 2021 Annual Report on Form 20-F	194

Notes to the financial statements
Other disclosure matters
The FCA has authorised broad usage of synthetic LIBOR as a temporary solution for the ‘tough legacy’ population of unremediated contracts for GBP and JPY. Given cleared derivatives for the 2021 scope transitioned via CCP driven conversions, synthetic LIBOR does not apply in this context. In line with regulatory expectations, Barclays’ strategy remains to actively transition LIBOR exposure where viable, and/or to implement and utilise robust contractual fallbacks where possible. Where contracts remain unremediated, they may be able to utilise synthetic LIBOR on a temporary basis. Barclays will continue to monitor, assess and limit the reliance on synthetic LIBOR.
As announced by the FCA on 5 March 2021, USD LIBOR tenors (except 1 week and 2 month tenors) will cease to be representative from 30 June 2023. As detailed above, the key area of focus for transition prior to 2022 was on the other non-USD IBOR currency-tenors that ceased to be published at the end of 2021. Cessation of new USD LIBOR trading and transition of USD LIBOR exposures is the priority for the Barclays LIBOR Transition Programme in 2022/23. Clients and colleagues have been notified that we have prohibited entering into new USD LIBOR transactions (with narrow permitted exceptions) from 1 January 2022 in line with regulatory expectations.
Whilst synthetic LIBOR will be published on a temporary basis for 1, 3 and 6 month tenors of GBP and JPY LIBOR to assist the transition of certain exposures, no synthetic rate has been announced for USD LIBOR. New York State legislation has been enacted (with US Federal legislation to follow) which provides a solution for contracts governed under New York law for USD LIBOR to the Secured Overnight Financing Rate (SOFR) transition with the additional benefit of statutory contract continuity and safe harbour protection. This contrasts with the legislation implemented in the UK which provides for statutory contract continuity with safe harbour protection only for the administrator, and could expose market participants to additional litigation risk. Clients have been engaged on the transition of their legacy USD LIBOR exposures through active transition or the implementation of fallbacks, and have been issued with communications on key regulatory developments in the transition away from USD LIBOR.
Progress made during 2021
During 2021, the Barclays Bank Group delivered RFR product capabilities and alternatives to LIBOR across loans, bonds, securities financing transactions and derivatives required for LIBOR cessation to support transition of legacy contracts. Barclays Bank Group has transitioned over 99% (by gross notional exposure) of legacy positions in those rates within the 2021 scope, onto new RFRs in line with official sector expectations and milestones. This has been achieved through bilateral negotiation of contracts with clients, including the use of appropriate fallback provisions (which became effective post 31 December 2021, however, note that the switch onto the RFR may not take place until next reset post 31 December 2021 and so exposures may still be reported as LIBOR) and taking part in large scale transition events at a number of Central Counterparty Clearing Houses (London Clearing House (LCH), Chicago Mercantile Exchange (CME), EUREX and Japan Securities Clearing Corporation (JSCC) for OTC derivatives and Intercontinental Exchange (ICE) EU and LCH CurveGlobal for exchange traded derivatives). In relation to those contracts yet to be transitioned, we remain in active dialogue with clients. Barclays Bank Group transitioned the EONIA / LIBOR language in all active Credit Support Annexes (CSAs) via a number of mechanisms, primarily through bilateral CSA amendments but also by means of adherence to the ISDA 2021 EONIA Collateral Agreement Fallbacks Protocol. Barclays Bank Group delivered technology and business process changes required to ensure operational readiness in preparation for LIBOR cessation and transitions to RFRs for those benchmark rates ceasing at the end of 2021. Any incremental Technology or Business Process changes required to support USD LIBOR cessation will be delivered ahead of 30 June 2023. Whilst the majority of IBOR exposures have moved to RFRs, where appropriate other rates such as fixed rates or Bank of England base rates have also been used.

Risks to which the Barclays Bank Group is exposed as a result of the transition
Global regulators and central banks in the UK, US and EU have been driving international efforts to reform key benchmark interest rates and indices, such as LIBOR, which are used to determine the amounts payable under a wide range of transactions and make them more reliable and robust. These benchmark reforms have resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of RFRs, the discontinuation of certain reference rates (including LIBOR), and the introduction of implementing legislation and regulations. Specifically, regulators in the UK, US and EU have directed that certain non-US dollar LIBOR tenors cease at the end of 2021. Certain US dollar LIBOR tenors are to cease by the end of June 2023, and restrictions have been imposed on new use of USD LIBOR. Notwithstanding these developments, given the unpredictable consequences of benchmark reform, any of these developments could have an adverse impact on market participants, including the Group, in respect of any financial instruments linked to, or referencing, any of these benchmark interest rates.
Uncertainty associated with such potential changes, including the availability and/or suitability of alternative RFRs, the participation of customers and third-party market participants in the transition process; challenges with respect to required documentation changes; and impact of legislation to deal with ‘certain legacy’ contracts that cannot convert into or add fall-back RFRs before cessation of the benchmark they reference, may adversely affect a broad range of transactions (including any securities, loans and derivatives which use LIBOR or any other affected benchmark to determine the amount of interest payable that are included in the Barclays Bank Group’s financial assets and liabilities) that use these reference rates and indices, and present a number of risks for the Barclays Bank Group, including, but not limited to:
•Conduct risk: in undertaking actions to transition away from using certain reference rates (such as LIBOR) to new alternative RFRs, the Barclays Bank Group faces conduct risks. These may lead to customer complaints, regulatory sanctions or reputational impact if the Barclays Bank Group is considered to be (among other things) (i) undertaking market activities that are manipulative or create a false or misleading impression, (ii) misusing sensitive information or not identifying or appropriately managing or mitigating conflicts of interest, (iii) providing customers with inadequate advice, misleading information, unsuitable products or unacceptable service, (iv) not taking a consistent approach to remediation for customers in similar circumstances, (v) unduly delaying the communication and migration activities in relation to client exposure, leaving them insufficient time to prepare, or (vi) colluding or inappropriately sharing information with competitors.
•Litigation risk: members of the Barclays Bank Group may face legal proceedings, regulatory investigations and/or other actions or proceedings regarding (among other things) (i) the conduct risks identified above, (ii) the interpretation and enforceability of provisions in LIBOR-based contracts, and (iii) the Barclays Bank Group’s preparation and readiness for the replacement of LIBOR with alternative RFRs.
•Financial risk: the valuation of certain of the Barclays Bank Group’s financial assets and liabilities may change. Moreover, transitioning to alternative RFRs may impact the ability of members of the Barclays Bank Group to calculate and model amounts receivable by them on certain financial assets and determine the amounts payable on certain financial liabilities (such as debt securities issued by them) because certain alternative RFRs (such as the SONIA and SOFR) are look-back rates whereas term rates (such as LIBOR) allow borrowers to calculate at the start of any interest period exactly how much is payable at the end of such interest period. This may have a material adverse effect on the Barclays Bank Group’s cash flows.
•Pricing risk: changes to existing reference rates and indices, discontinuation of any reference rate or indices and transition to alternative RFRs may impact the pricing mechanisms used by the Barclays Bank Group on certain transactions.

Barclays Bank PLC 2021 Annual Report on Form 20-F	195

Notes to the financial statements
Other disclosure matters
•Operational risk: changes to existing reference rates and indices, discontinuation of any reference rate or index and transition to alternative RFRs may require changes to the Barclays Bank Group’s IT systems, trade reporting infrastructure, operational processes, and controls. In addition, if any reference rate or index (such as LIBOR) is no longer available to calculate amounts payable, the Barclays Bank Group may incur additional expenses in amending documentation for new and existing transactions and/or effecting the transition from the original reference rate or index to a new reference rate or index.
•Accounting risk: an inability to apply hedge accounting in accordance with IAS 39 could lead to increased volatility in the Barclays Bank Group’s financial results and performance.
Any of these factors may have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition, prospects and reputation. While a number of the above risks in relation to transition of legacy 2021 scope onto RFRs have been substantially mitigated, they remain relevant in relation to USD and related LIBOR rate transitions.
The Barclays Bank Group does not expect material changes to its risk management approach and strategy as a result of interest rate benchmark reform.
The following table summarises the significant exposures impacted by interest rate benchmark reform:

As at 31 December 2021	GBP LIBOR	USD LIBOR	JPY LIBOR	CHF LIBOR	Others[b]	Total
	£m	£m	£m	£m	£m	£m
Non-derivative financial assets
Loans and advances at amortised cost	11,761	15,801	24	222	442	28,250
Reverse repurchase agreements and other similar secured lending	—	186	—	—	—	186
Financial assets at fair value through the income statement	101	8,538	5	327	194	9,165
Financial assets at fair value through other comprehensive income	—	—	—	—	—	—
Non-derivative financial assets	11,862	24,525	29	549	636	37,601
Non-derivative financial liabilities
Debt securities in issue	—	—	—	—	—	—
Subordinated liabilities	(36)	(3,774)	(1,213)	—	(113)	(5,136)
Financial liabilities designated at fair value	(708)	(212)	—	—	—	(920)
Non-derivative financial liabilities	(744)	(3,986)	(1,213)	—	(113)	(6,056)
Equity
Other equity instruments	—	(3,062)	—	—	—	(3,062)
Standby facilities, credit lines and other commitments[a]	58,094	42,767	1,284	375	12,973	115,493

As at 31 December 2020	GBP LIBOR	USD LIBOR	JPY LIBOR	CHF LIBOR	Others[b]	Total
	£m	£m	£m	£m	£m	£m
Non-derivative financial assets
Loans and advances at amortised cost	19,317	17,990	173	11	1,725	39,216
Reverse repurchase agreements and other similar secured lending	—	334	—	—	—	334
Financial assets at fair value through the income statement	1,190	6,373	—	283	209	8,055
Financial assets at fair value through other comprehensive income	186	106	—	—	8	300
Non-derivative financial assets	20,693	24,803	173	294	1,942	47,905
Non-derivative financial liabilities
Debt securities in issue	—	(1,430)	(22)	—	—	(1,452)
Subordinated liabilities	(21)	(876)	—	—	—	(897)
Financial liabilities designated at fair value	(149)	(1,273)	(759)	—	(139)	(2,320)
Non-derivative financial liabilities	(170)	(3,579)	(781)	—	(139)	(4,669)
Equity
Other equity instruments	(2,122)	(3,062)	—	—	—	(5,184)
Standby facilities, credit lines and other commitments[a]	18,169	74,008	—	74	15,951	108,202
Notes
aThere has been a change on how exposures for multi currency loan facilities are reported in 2021, from base currency to the currency which needs to be remediated first. This has resulted in an increase in GBP LIBOR and a corresponding reduction in USD LIBOR exposure of £34bn. 2020 comparatives have not been restated to reflect this change.

Barclays Bank PLC 2021 Annual Report on Form 20-F	196

Notes to the financial statements
Other disclosure matters
bIncludes EUR LIBOR and SOR
The table above represents the exposures to interest rate benchmark reform by balance sheet account, which have yet to transition. The exposure disclosed is for positions with contractual maturities after 31 December 2021 (apart from USD, which is for maturities after 30 June 2023). Trades with exposures to other IBORs whose respective cessation dates is in the future and mature before that date have been excluded (2020: exposures are disclosed for maturities after 31 December 2021 for all rates). Balances reported at amortised cost are disclosed at their gross carrying value and do not include any expected credit losses that may be held against them.
The following table represents the derivative exposures to interest rate benchmark reform, which have yet to transition:

As at 31 December 2021	GBP LIBOR	USD LIBOR	EONIA	JPY LIBOR	CHF LIBOR	Others[a]	Total
	£m	£m	£m	£m	£m	£m	£m
Derivative notional contract amount
OTC interest rate derivatives	245,604	2,283,077	7,811	140,357	4,396	61,937	2,743,182
OTC interest rate derivatives - cleared by central counterparty	—	2,211,729	—	—	—	168,649	2,380,378
Exchange traded interest rate derivatives	—	466,339	—	—	—	—	466,339
OTC foreign exchange derivatives	183,477	461,680	—	122,823	32,900	1,419	802,299
OTC equity and stock index derivatives	—	9,949	—	—	—	—	9,949
Derivative notional contract amount	429,081	5,432,774	7,811	263,180	37,296	232,005	6,402,147

As at 31 December 2020	GBP LIBOR	USD LIBOR	EONIA	JPY LIBOR	CHF LIBOR	Others[a]	Total
	£m	£m	£m	£m	£m	£m	£m
Derivative notional contract amount
OTC interest rate derivatives	596,564	2,832,339	457,844	754,206	25,681	41,782	4,708,416
OTC interest rate derivatives - cleared by central counterparty	1,552,637	2,872,962	623,802	1,091,479	119,382	198,113	6,458,375
Exchange traded interest rate derivatives	300,182	333,705	—	—	2,494	—	636,381
OTC foreign exchange derivatives	155,285	589,332	—	93,108	31,257	1,921	870,903
OTC equity and stock index derivatives	1,845	7,946	544	1,929	491	2,141	14,896
Derivative notional contract amount	2,606,513	6,636,284	1,082,190	1,940,722	179,305	243,957	12,688,971
Note
aIncludes EUR LIBOR, SOR and STIBOR
The exposure disclosed is for positions with contractual maturities after 31 December 2021 (apart from USD, which is for maturities after 30 June 2023). Trades with exposures to other IBORs whose respective cessation dates is in the future and mature before that date have been excluded (2020: exposures are disclosed for maturities after 31 December 2021 for all rates). Derivatives are reported by using the notional contract amount and where derivatives have both pay and receive legs with exposure to benchmark reform, such as cross currency swaps, the notional contract amount is disclosed for both legs. As at 31 December 2021, there were £256bn (2020: £264bn) of cross currency swaps where both the pay and receive legs are impacted by interest rate benchmark reform.
The Barclays Bank Group also had £9bn (2020: £23bn) of Barclays issued debt retained by the Barclays Bank Group, impacted by the interest rate benchmark reform, in USD LIBOR (2020: predominately in GBP and USD LIBOR.)
Fallback clauses
The 31 December 2021 exposure has been broken up into those with robust fallbacks and those without. Fallbacks here are defined as any mechanism involving a ‘switch’ or ‘hardwire’ or a contractual agreement to transition to an automatically selected rate. One of the most commonly used is the ISDA 2020 IBOR Protocol published in October 2020 which enabled market participants to incorporate fallback provisions into legacy non-cleared derivatives and certain non-derivatives transactions. Market participants who have adhered to the ISDA 2020 IBOR Protocol agree, between adhering parties, that their legacy contracts will be amended to include the relevant fallback provisions. In addition to this, ISDA developed bilateral Swap Rate Fallbacks templates for GBP and JPY Swap Rate bilateral derivative trades with the GBP ICE Swap Rate fallback provisions being published in August 2021 and the JPY ISDA Swap Rate fallback provisions being published in November 2021. Whilst the fallback provisions have been applied to the majority of trades, with some limited exceptions being worked through, the switch to the replacement rate as a result of fallback provision inclusion may not take place until the next rate reset post the cessation or pre-cessation event.
The following tables present a breakdown of the exposures to IBOR reform (excluding USD LIBOR and other IBORs whose respective cessation dates is in the future) with fallbacks in place and those without.

Barclays Bank PLC 2021 Annual Report on Form 20-F	197

Notes to the financial statements
Other disclosure matters

	With appropriate fallback clause					Without appropriate fallback clause
	GBP LIBOR	JPY LIBOR	CHF LIBOR	EUR LIBOR	Total	GBP LIBOR	JPY LIBOR	CHF LIBOR	EUR LIBOR	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-derivative financial assets
Loans and advances at amortised cost	7,389	—	210	413	8,012	4,372	24	12	29	4,437
Financial assets at fair value through the income statement	84	5	327	8	424	17	—	—	186	203
Non-derivative financial assets	7,473	5	537	421	8,436	4,389	24	12	215	4,640
Non-derivative financial liabilities
Subordinated liabilities	(36)	(1,213)	—	—	(1,249)	—	—	—	—	—
Financial liabilities designated at fair value	(708)	—	—	—	(708)	—	—	—	—	—
Non-derivative financial liabilities	(744)	(1,213)	—	—	(1,957)	—	—	—	—	—
Standby facilities, credit lines and other commitments	36,087	657	375	9,436	46,555	22,007	627	—	3,538	26,172
The majority of the remaining exposures without fallbacks in place are either undrawn facilities or syndicated facilities where the transition is led by a third party agent. Work is ongoing with clients and agents to transition facilities or insert fallbacks prior to the next rate reset. There may be some scenarios where synthetic LIBOR is temporarily used whilst Barclays continues to work with the client to remediate their exposures, with little expectation of longer term usage.

	With appropriate fallback clause							Without appropriate fallback clause
	GBP LIBOR	EONIA	JPY LIBOR	CHF LIBOR	EUR LIBOR	Total	GBP LIBOR	EONIA	JPY LIBOR	CHF LIBOR	EUR LIBOR	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Derivative notional contract amount
OTC interest rate derivatives	234,813	7,568	135,720	4,362	3,626	386,089	10,791	244	4,638	35	403	16,111
OTC foreign exchange derivatives	183,203	—	122,822	32,900	—	338,925	274	—	1	—	—	275
Derivative notional contract amount	418,016	7,568	258,542	37,262	3,626	725,014	11,065	244	4,639	35	403	16,386
Exposures that have not actively transitioned and do not have robust fallbacks in place will not necessarily need to apply the FCA’s approach to ‘tough legacy’ contracts and utilise synthetic LIBOR rates. In many cases, work is ongoing to transition trades or insert fallbacks prior to the next rate reset. There may be some scenarios where synthetic LIBOR is temporarily used whilst Barclays continues to work with the client to remediate their exposures, with little expectation of longer term usage. It is also key to note that not all remaining exposures can leverage synthetic LIBOR. CHF LIBOR, EUR LIBOR and EONIA do not have any synthetic LIBOR available and only the more commonly used, 1M, 3M and 6M GBP LIBOR and JPY LIBOR tenors have a synthetic rate being published. The volume of these residual exposures is very low and work is focused on transitioning these prior to next reset.
The majority of remaining exposures where no synthetic rate is available are bilateral derivatives using GBP/JPY Swap Rates within the Markets businesses. The focus for these is agreeing the bilateral swap rate fallbacks that were published by ISDA in August (for GBP) and November (for JPY) 2021. Continued uptake of these bilateral fallbacks has been seen in early 2022.

Barclays Bank PLC 2021 Annual Report on Form 20-F	198

Notes to the financial statements
Other disclosure matters
41 Barclays Bank PLC (the Parent company)

Income Statement
Barclays Bank PLC	2021	2020	2019
For the year ended 31 December	£m	£m	£m
Continuing operations
Interest and similar income	4,190	4,016	5,866
Interest and similar expense	(3,096)	(3,059)	(4,729)
Net interest income	1,094	957	1,137
Fee and commission income	4,272	3,770	4,226
Fee and commission expense	(2,728)	(3,177)	(3,045)
Net fee and commission income	1,544	593	1,181
Net trading income	4,575	6,066	3,679
Net investment income	1,123	574	1,225
Other income	4	130	59
Total income	8,340	8,320	7,281
Credit impairment releases/( charges)	414	(1,577)	(235)
Net operating income	8,754	6,743	7,046
Staff costs	(1,598)	(1,623)	(1,826)
Infrastructure costs	(409)	(154)	(161)
Administration and general expenses	(3,158)	(3,154)	(3,019)
Litigation and conduct	(140)	(60)	(154)
Operating expenses	(5,305)	(4,991)	(5,160)
Share of post-tax results of associates and joint ventures	—	2	—
Profit on disposal of subsidiaries, associates and joint ventures	94	401	132
Profit before tax	3,543	2,155	2,018
Taxation	63	(21)	391
Profit after tax	3,606	2,134	2,409

Attributable to:
Equity holders of the parent	2,811	1,305	1,570
Other equity instrument holders	795	829	839
Total equity holders of the parent	3,606	2,134	2,409
Profit after tax	3,606	2,134	2,409
Dividends paid to the Parent company by its subsidiaries, associates and joint ventures totalled £1,174m (2020: £610m, 2019: £980m)
Further information on the Parent company financials are detailed on pages 111 to 114.

Barclays Bank PLC 2021 Annual Report on Form 20-F	199

Notes to the financial statements
Other disclosure matters

Parent statement of comprehensive income	2021	2020	2019
For the year ended 31 December	£m	£m	£m
Profit after tax	3,606	2,134	2,409
Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[a]	128	(519)	(198)
Fair value through other comprehensive income reserve movement relating to debt securities
Net (losses)/gains from changes in fair value	(1,382)	2,405	2,463
Net gains transferred to net profit on disposal	(248)	(252)	(454)
Net (gains)/losses transferred to net profit due to impairment	(6)	1	1
Net gains/(losses) due to fair value hedging	1,103	(1,634)	(1,780)
Other movements	—	—	(3)
Tax	170	(131)	(63)
Cash flow hedging reserve
Net (losses)/gains from changes in fair value	(2,230)	1,375	850
Net gains transferred to net profit	(333)	(296)	(149)
Tax	748	(291)	(175)
Other	—	2	9
Other comprehensive (loss)/income that may be recycled to profit or loss	(2,050)	660	501

Other comprehensive (loss)/income not recycled to profit or loss:
Retirement benefit remeasurements	1,261	(85)	(269)
Fair value through other comprehensive income reserve movements relating to equity instruments	—	—	(3)
Own credit	(55)	(778)	(277)
Tax	(563)	190	149
Other comprehensive income/(loss) not recycled to profit or loss	643	(673)	(400)

Other comprehensive (loss)/income for the year	(1,407)	(13)	101

Total comprehensive income for the year	2,199	2,121	2,510

Attributable to:
Equity holders of the parent	2,199	2,121	2,510
Total comprehensive income for the year	2,199	2,121	2,510
Note
aIncludes £0m (2020:£0m; 2019: £45m profit) on recycling of currency translation differences.

Barclays Bank PLC 2021 Annual Report on Form 20-F	200

Notes to the financial statements
Other disclosure matters
Commitments and contractual obligations
Barclays Bank PLC Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments
	Amount of commitment expiration per period

	Less than one year	Between one to three years	Between three to five years	After five years	Total amounts committed
Barclays Bank PLC	£m	£m	£m	£m	£m
As at 31 December 2021
Guarantees and letters of credit pledged as collateral security	45,289	—	—	—	45,289
Performance guarantees, acceptances and endorsements	10,485	—	—	—	10,485
Documentary credits and other short-term trade related transactions	1,462	—	—	—	1,462
Standby facilities, credit lines and other commitments	193,641	—	—	—	193,641

As at 31 December 2020
Guarantees and letters of credit pledged as collateral security	31,425	23	—	—	31,448
Performance guarantees, acceptances and endorsements	10,967	2	—	—	10,969
Documentary credits and other short-term trade related transactions	1,029	—	—	—	1,029
Standby facilities, credit lines and other commitments	182,357	150	198	28	182,733
Contractual obligations include debt securities.

Contractual obligations
	Payments due by period

	Less than one year	Between one to three years	Between three to five years	After five years	Total
Barclays Bank PLC	£m	£m	£m	£m	£m
As at 31 December 2021
Long-term debt[a]	31,019	10,446	6,509	20,050	68,024
Purchase obligations	17	—	—	—	17
Total	31,036	10,446	6,509	20,050	68,041

As at 31 December 2020
Long-term debt[a]	20,841	10,301	7,880	14,873	53,895
Note
aLong-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.
Net cash flows from derivatives used to hedge long-term debt amount to £1.1bn (2020: £2.3bn).

Barclays Bank PLC 2021 Annual Report on Form 20-F	201

Additional unaudited information
Additional information
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
The Articles of Association were adopted by Special Resolution at the Company's Annual General Meeting on 8 June 2021,in substitution for and to the exclusion of Articles adopted 30 April 2010.
The following is a summary and explanation of the current Articles of Association, which are available for inspection.
Directors
(i)The minimum number of Directors (excluding alternate Directors) is five. There is no maximum limit. There is no age limit for Directors. A director shall not be required to hold any shares in the Company by way of qualification.
(ii)Excluding executive remuneration and any other entitlement to remuneration for extra services (including service on board committees) under the Articles, a Director is entitled to a fee at a rate determined by the Board but the aggregate fees paid to all Directors shall not exceed £2,000,000 per annum or such higher amount as may be approved by an ordinary resolution of the Company. Each Director is entitled to reimbursement for all reasonable travelling, hotel and other expenses properly incurred by him/her in or about the performance of his/her duties.
(iii)A Director may hold any other office of the Company on such terms as the Board shall determine.
(iv)No director shall be required to retire from office at any annual general meeting by rotational retirement.
(v)The Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors. Any Director so appointed holds office until the next AGM, when he/she may offer himself/herself for reappointment.
(vi)The Board may appoint any Director to any executive position or employment in the Company on such terms as they determine.
(vii)The Company may by ordinary resolution remove a Director before the expiry of his/her period of office (without prejudice to a claim for damages for breach of contract or otherwise) and may by ordinary resolution appoint another person who is willing to act to be a Director in his/her place.
(viii)A Director may appoint either another Director or some other person approved by the Board to act as his/her alternate with power to attend Board meetings and generally to exercise the functions of the appointing Director in his/her absence (other than the power to appoint an alternate).
(ix)The Board may authorise any matter in relation to which a Director has, or can have, a direct interest that conflicts, or possibly may conflict with, the Company’s interests. Only Directors who have no interest in the matter being considered will be able to authorise the relevant matter and they may impose limits or conditions when giving authorisation if they think this is appropriate.
(x)A Director may hold positions with or be interested in other companies and, subject to legislation applicable to the Company and the FCA’s requirements, may contract with the Company or any other company in which the Company is interested. A Director may not vote or count towards the quorum on any resolution concerning any proposal in which he/she (or any person connected with him/her) has a material interest (other than by virtue of his/her interest in securities of the Company) or if he/she has a duty which conflicts or may conflict with the interests of the Company, unless the resolution relates to any proposal:
(a)to indemnify a Director or provide him/her with a guarantee or security in respect of money lent by him/her to, or any obligation incurred by him/her or any other person for the benefit of (or at the request of), the Company (or any other member of the Group);
(b)to indemnify or give security or a guarantee to a third party in respect of a debt or obligation of the Company (or any other member of the Group) for which the Director has personally assumed responsibility;
(c)to obtain insurance for the benefit of Directors;
(d)involving the acquisition by a Director of any securities of the Company (or any other member of the Group) pursuant to an offer to existing holders of securities or to the public;
(e)concerning any other company in which the Director is interested as an officer or creditor or Shareholder but, broadly, only if he/she (together with his/her connected persons) is directly or indirectly interested in less than 1% of either any class of the issued equity share capital or of the voting rights of that company; and
(f)concerning any other arrangement for the benefit of employees of the Company (or any other member of the Group) under which the Director benefits or stands to benefit in a similar manner to the employees concerned and which does not give the Director any advantage which the employees to whom the arrangement relates would not receive.

Barclays Bank PLC 2021 Annual Report on Form 20-F	202

Additional unaudited information
Classes of Shares
The Company authorised capital comprise of Ordinary Shares, Euro, US Dollar and Sterling Preference Shares (collectively, the “Preference Shares”) and Series 1 Sterling Preference Shares. A list and description the outstanding Ordinary Shares and Preference Shares of the Company is included in Note 27 to the Financial Statements (Ordinary shares, share premium, and other equity).
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
All unclaimed dividends payable in respect of any share may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. If a dividend is not claimed after 12 years of it becoming payable, it is forfeited and reverts to the Company. However, The Company shall be indebted to the member or other person entitled to the shares for the net proceeds of any shares sold by the Company for a period of six years following the date of such sale.

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

Barclays Bank PLC 2021 Annual Report on Form 20-F	203

Additional unaudited information
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
(i)Taxation of dividends
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	204

Additional unaudited information
For dividends paid on or after 6 April 2016, the rate of UK income tax applicable to the Total Dividend Income will depend on the amount of the Total Dividend Income and the UK income tax band(s) that the Total Dividend Income falls within when included as part of the shareholder’s total income for UK income tax purposes for that tax year.
For the tax year from 6 April 2021 to 5 April 2022 (inclusive), a nil rate of UK income tax applies to the first £2,000 of Total Dividend Income received by an individual shareholder in that tax year (the ‘Nil Rate Amount’). For the 2018-2019, 2019-2020 and 2020-2021 tax years, the Nil Rate Amount was £2,000. For the 2016-2017 and 2017-2018 tax years, the Nil Rate Amount was £5,000.
Where the Total Dividend Income received by an individual shareholder in a tax year exceeds the relevant Nil Rate Amount for that tax year, the excess amount (the ‘Remaining Dividend Income’) will be subject to UK income tax at the following current rates:
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
(ii)Taxation of capital gains
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
(iii)Stamp duty and stamp duty reserve tax
Dealings in Shares will generally be subject to UK stamp duty or stamp duty reserve tax (although see the comments below as regards ADSs in the section ‘Taxation of US holders – UK stamp duty and stamp duty reserve tax’). Any document effecting the transfer on sale of Shares will generally be liable to stamp duty at 0.5% of the consideration paid for that transfer (rounded up to the next £5). An unconditional agreement to transfer Shares, or any interest therein, will generally be subject to stamp duty reserve tax at 0.5% of the consideration given. Such liability to stamp duty reserve tax will be cancelled, or a right to a repayment (generally with interest) in respect of the stamp duty reserve tax liability will arise, if the agreement is completed by a duly stamped transfer within six years of the agreement having become unconditional. Both stamp duty and stamp duty reserve tax are normally the liability of the transferee.
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
(iv)Inheritance tax
An individual may be liable to inheritance tax on the transfer of Shares. Where an individual is so liable, inheritance tax may be charged on the amount by which the value of his or her estate is reduced as a result of any transfer by way of gift or other gratuitous transaction made by them or treated as made by them.
Taxation of US Holders
The following is a summary of certain US federal income tax considerations and certain UK tax considerations to the purchase, ownership, and disposition of Preference Shares of Barclays Bank PLC or ADSs representing such Preference Shares (the "Shares") that are likely to be relevant for US Holders (as defined below) who own the Shares as capital assets for tax purposes. This discussion is not a comprehensive analysis of all the potential US or UK tax consequences that may be relevant to US Holders and does not discuss particular tax consequences that may be applicable to US Holders who may be subject to special tax rules such as banks, brokers or dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, financial institutions, tax-exempt organisations, regulated investment companies, life insurance companies, entities or arrangements that are treated as partnerships for US federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of the stock of Barclays Bank PLC measured either by voting power or value, holders that hold Shares as part of a straddle or a hedging or conversion transaction, holders that purchase or sell Shares as part of a wash sale, holders whose functional currency is not the US Dollar, or holders who are resident, or who are carrying on a trade, in the UK. The summary also does not address state or local taxes or any aspect of US federal taxation other than US federal income taxation (such as the estate and gift tax, the alternative minimum tax or the Medicare tax on net

Barclays Bank PLC 2021 Annual Report on Form 20-F	205

Additional unaudited information
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
Subject to certain exceptions for short-term positions, dividends paid by Barclays Bank PLC to an individual with respect to the Shares will generally be subject to taxation at a preferential rate if the dividends are “qualified dividend income.” Dividends paid on the Shares will be treated as qualified dividend income if (i) the Shares are readily tradable on an established securities market in the United States or Barclays Bank PLC is eligible for the benefits of a comprehensive tax treaty with the United States that the US Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information programme, and (ii) Barclays Bank PLC was not a PFIC (as defined below) in the year of the distribution or the immediately preceding taxable year. The US Treasury has determined that the Treaty meets the requirements for reduced rates of taxation, and Barclays Bank PLC believes that it is eligible for the benefits of the Treaty. Based on its audited financial statements and relevant market and shareholder date, Barclays Bank PLC believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2020 or 2021 taxable years. In addition, based on its audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Barclays Bank PLC does not anticipate becoming a PFIC for its current taxable year or in the foreseeable future.
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
Taxable sale or other disposition of Shares
Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of the Shares, US Holders generally will not be subject to UK tax, but will realise gain or loss for US federal income tax purposes in an amount equal to the difference between the US Dollar value of the amount realised on the disposition and the US Holder’s adjusted tax basis in the Shares, as determined in US Dollars. Such gain or loss will be capital gain or loss, and will generally be long‑term capital gain or loss if the Shares have been held for more than one year. Long‑term capital gain of a noncorporate US Holder is generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.
Taxation of passive foreign investment companies (PFICs)
Barclays Bank PLC believes that its Shares should not be treated as stock of a passive foreign investment company (“PFIC”) for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, Barclays Bank PLC will be a PFIC with respect to a US Holder if, for any taxable year in which a US Holder holds the Shares, either (i) at least 75% of the gross income of Barclays Bank PLC for the taxable year is passive income, or (ii) at least 50% of the value, generally determined on the basis of a quarterly average, of Barclays Bank PLC’s assets is attributable to assets that produce or are held for the production of passive income (including cash). With certain exceptions, a US Holder’s Shares will be treated as stock of a PFIC if Barclays Bank PLC was a PFIC at any time during such holder’s holding period in its Shares.
If Barclays Bank PLC were to be treated as a PFIC with respect to a US Holder, unless such US Holder elected to be taxed annually on a mark-to-market basis with respect to its Shares, such gain and certain ‘excess distributions’ would be treated as having been realised ratably over a US Holder’s holding period for the Shares and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

Barclays Bank PLC 2021 Annual Report on Form 20-F	206

Additional unaudited information
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
Disclosure controls and procedures
The Chief Executive, C.S. Venkatakrishnan, and the Chief Financial Officer, Steven Ewart, conducted with Barclays Bank Group Management an evaluation of the effectiveness of the design and operation of the Barclays Bank Group’s disclosure controls and procedures of Barclays Bank PLC as at 31 December 2021, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	207

Additional unaudited information
or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The requirement includes disclosure of activities not prohibited by U.S. or other law even if conducted outside the U.S. by non-U.S. companies or affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act we note the following in relation to activity occurring in 2021, the period covered by this annual report, or in relation to activity we became aware of in 2021 relating to disclosable activity prior to the reporting period. Except as noted below, Barclays intends to continue the activities described. Barclays does not allocate profits at the level of these activities, which in any event would not be significant, and we therefore report only gross revenue where measurable. Barclays attributed revenue of approximately GBP 14,290 in 2021 in relation to the activities disclosed below.
Legacy Guarantees
Between 1992 and 2006, Barclays entered into several guarantees for the benefit of Iranian banks in connection with the supply of goods and services by Barclays customers to Iranian buyers (the "Iranian guarantees"). These were counter guarantees issued to Iranian banks to support guarantees issued by these banks to the Iranian buyers. The Iranian banks and a number of the Iranian buyers were either subsequently designated as Specially Designated Nationals and Blocked Persons (“SDN”) by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), or are owned by the Government of Iran. In addition, between 1993 and 2005, Barclays entered into similar guarantees for the benefit of a Syrian bank that was subsequently designated pursuant to the Weapons of Mass Destruction Proliferators Sanctions Regulations (“WMDPSR”) in August 2011 (the "WMDPSR guarantees").
These guarantees were issued either on:
(i)an “extend or pay” basis, which means that, although the guarantee is of limited duration on its face, until there is full performance under the contract to provide goods and services, the terms of the guarantee require Barclays to maintain the guarantee or pay the beneficiary bank the full amount of the guarantee; or
(ii)the basis that Barclays obligations can only be discharged with the consent of the beneficiary counterparty.
Barclays is not able to exit its obligations under the above guarantees unilaterally, and thus it maintains a limited legacy portfolio of these guarantees, which were in compliance with applicable laws and regulations at the time they were entered into. Barclays intends to terminate the guarantees where an agreement can be reached with the counterparty, in accordance with applicable laws and regulations. Barclays attributed no revenue in 2021 in relation to the Iranian guarantees. Barclays attributed revenue of approximately GBP 14,000 in 2021 in relation to the WMDPSR guarantees.
Lease Payments
Barclays is party to a long-term lease, entered into in 1979, with the National Iranian Oil Company (“NIOC”), pursuant to which Barclays rents part of NIOC House in London for a Barclays branch. The lease is for 60 years, contains no early termination clause, and has 18 years remaining. Barclays makes quarterly lease payments in GBP to the bank account of an entity that is owned by the Government of Iran. This bank account is maintained with an Iranian SDN bank that is ultimately owned by the Government of Iran. The payments are made in accordance with applicable laws and regulations. Barclays attributed no revenue in 2021 in relation to this activity.
Local Clearing Systems
Banks based in the United Arab Emirates (“UAE”), including certain Iranian SDN banks, participate in the various banking payment and settlement systems used in the UAE (the “UAE Clearing Systems”). Barclays, by virtue of its banking activities in the UAE, participates in the UAE Clearing Systems, in accordance with applicable laws and regulations. In order to mitigate the risk of engaging in transactions in which participant Iranian SDN banks may be involved, Barclays has implemented restrictions relating to its involvement in the UAE Clearing Systems. Barclays attributed no revenue in 2021 in relation to this activity.
Banks based in the United Arab Emirates (“UAE”), including certain Iranian banks that are SDNs, participate in the various banking payment and settlement systems used in the UAE (the “UAE Clearing Systems”). Barclays, by virtue of its banking activities in the UAE, participates in the UAE Clearing Systems, in accordance with applicable laws and regulations. In order to mitigate the risk of engaging in transactions in which participant Iranian SDN banks may be involved, Barclays has implemented restrictions relating to its involvement in the UAE Clearing Systems. Barclays attributed no revenue in 2020 in relation to this activity.
Payments Notified
A Barclays customer was designated pursuant to the Global Terrorism Sanctions Regulations ("GTSR") in March 2016. Barclays continued to receive credit card repayments from this customer in accordance with applicable laws and regulations. A block continues to be applied to the card to prevent any further spending. Barclays attributed revenue of approximately GBP 115 in 2021 in relation to this activity.
Barclays maintains a customer relationship with a UK-incorporated medical manufacturing company. In 2021, Barclays processed a number of payments, for the benefit of our customer, relating to the export of medical devices to a privately-owned Iranian entity. The end users of these medical devices include hospitals, medical universities, or clinics that may be owned or controlled by, or affiliated with, the Government of Iran. The payments were made in accordance with applicable laws and regulations and all payments were received from the privately-owned Iranian entity; no payments were received directly from any SDN or entity owned or controlled by, or affiliated with, the Government of Iran. Although OFAC has issued general licenses relating to the sale of medical devices to Iran, these licenses do not apply to sales of non-U.S. origin items by non-U.S. persons. Barclays attributed revenue of approximately GBP 120 in 2021 in relation to this activity.
Barclays maintains customer relationships with several individuals who are employed by a UK-based SDN entity that is ultimately owned by the Government of Iran. Payments are received in GBP from a UK-based payment services company, and are credited to the customers’ accounts with Barclays. The payments are processed in accordance with applicable laws and regulations. No payments are received directly from any entity owned by the Government of Iran or any SDN. Barclays attributed no revenue in 2021 in relation to this activity.
Barclays maintains a relationship with Her Majesty's Revenue & Customs a UK Government agency, which receives funds from Iranian SDN banks in relation to the settlement of tax liabilities with the UK Government. The payments were processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 25 in 2021 in relation to this activity.
Barclays processed number of payments to embassies of the Government of Iran in Europe in relation to customer paying fees for renewing or replacing passports, visa applications, and her administrative matters. The payments were processed in accordance with applicable laws and regulations. Barclays attributed no revenue in 2021 in relation to this activity.

Barclays Bank PLC 2021 Annual Report on Form 20-F	208

Additional unaudited information
Barclays maintains a customer relationship with a UK-incorporated charity that works in the areas of blood cancer and stem cell transplantation. In 2021, Barclays processed one EUR payment, on behalf of our customer, where the ultimate beneficiary of the payment was a medical organisation affiliated with the Government of Iran. The payment was for the procurement of a blood sample from an individual in Iran, and the associated injections, medical testing, advice, and assessments. The payment was processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 10 in 2021 in relation to this activity.
In June 2021, a Barclays customer was designated pursuant to the GTSR. The customer had two accounts with Barclays, with total balances of less than GBP 15, both of which were inactive since 2015. Barclays exited the relationship with the customer, placed the nominal funds in an internal sundry account, and closed the accounts. Barclays attributed no revenue in 2021 in relation to this activity.
In 2021, Barclays processed one GBP payment from a law firm in Germany to a law firm in the UK, which is a customer of Barclays. The German law firm is representing an Iranian SDN airline, ultimately owned by the Government of Iran, in arbitration proceedings in France. The payment was for legal advice provided by the Barclays law firm customer to the German law in relation to the proceedings. The payment was processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 10 in 2021 in relation to this activity.
In 2020, Barclays processed one USD payment identified in 2021 as being on behalf of a Barclays MSB customer’s client that was affiliated with an entity designated pursuant to the GTSR. Barclays attributed revenue of approximately GBP 10 in 2020 in relation to this activity.

Barclays Bank PLC 2021 Annual Report on Form 20-F	209

Additional unaudited information

Related undertakings
The Barclays Bank PLC Group’s corporate structure consists of a number of related undertakings, comprising subsidiaries, joint ventures, associates and significant other interests. A full list of these undertakings, the country of incorporation and the ownership of each share class is set out below. The information is provided as at 31 December 2021.
The entities are grouped by the countries in which they are incorporated. The profits earned by the activities of these entities are in some cases taxed in countries other than the country of incorporation, for example where the entity carries on business through a branch in a territory outside of that its country of incorporation. Barclays PLC 2021 Country Snapshot provides details of where the Barclays PLC Group carries on its business, where its profits are subject to tax and the taxes it pays in each country it operates in.
Wholly owned subsidiaries
Unless otherwise stated the undertakings below are wholly owned and consolidated by Barclays Bank PLC and the share capital disclosed comprises ordinary and/or common shares, 100% of the nominal value of which is held by Barclays Bank PLC or its subsidiaries.
Notes
		A	Directly held by Barclays Bank PLC	R	Capital Contribution Shares
		B	Partnership Interest	S	Redeemable Class B Shares
		C	Membership Interest	T	Non-Redeemable Ordinary Shares
		D	Trust Interest	U	Class A Shares
		E	Guarantor	V	Class B Shares
		F	Preference Shares	W	First Class Common Shares, Second Class
		G	A Preference Shares	Common Shares
		H	B Preference Shares	X	Class B Redeemable Preference Shares
		I	Ordinary/Common Shares in addition to other	Z	Not Consolidated (see Note 33 Structured
		shares		entities)
		J	A Ordinary Shares	AA	PEF Carry Shares
		K	B Ordinary Shares	BB	Tracker 1 Euro, GBP, USD Shares,
		L	C Ordinary Shares	UDS Tracker 2 Shares, USD Tracker 3 Shares
		M	F Ordinary Shares
		N	W Ordinary Shares
		O	First Preference Shares, Second Preference
Shares
		P	Registered Address not in country of
incorporation
		Q	USD Linked Ordinary Shares

Wholly owned subsidiaries	Note	Wholly owned subsidiaries	Note	Wholly owned subsidiaries	Note
United Kingdom		Barsec Nominees Limited	A	RVT CLO Investments LLP	B
- 1 Churchill Place, London, E14 5HP		BB Client Nominees Limited	A	Surety Trust Limited	A
Aequor Investments Limited		Chapelcrest Investments Limited		Swan Lane Investments Limited
Ardencroft Investments Limited	A	Cobalt Investments Limited	A	US Real Estate Holdings No.1 Limited
B D & B Investments Limited		Cornwall Homes Loans Limited	A	US Real Estate Holdings No.2 Limited
B.P.B. (Holdings) Limited	A	DMW Realty Limited	A	US Real Estate Holdings No.3 Limited
Barclays Aldersgate Investments Limited	A	Dorset Home Loans Limited	A	US Real Estate Holdings No.4 Limited
Barclays Capital Asia Holdings Limited	A	Durlacher Nominees Limited	A	US Real Estate Holdings No.5 Limited	A
Barclays Capital Finance Limited	A	Eagle Financial and Leasing Services (UK) Limited	A	US Real Estate Holdings No.6 Limited	A
Barclays Capital Japan Securities Holdings		Finpart Nominees Limited	A	Wedd Jefferson (Nominees) Limited	A
Limited		Foltus Investments Limited		Westferry Investments Limited	A
Barclays Capital Nominees (No.2) Limited		Hawkins Funding Limited	A	Woolwich Qualifying Employee Share	A
Barclays Capital Nominees (No.3) Limited	A	Heraldglen Limited		Ownership Trustee Limited
Barclays Capital Nominees Limited	A	Isle of Wight Home Loans Limited	A	Zeban Nominees Limited	A
Barclays Capital Securities Client Nominee	A	J.V. Estates Limited	A	– Hill House, 1 Little New Street, London, EC4A 3TR
Limited		Kirsche Investments Limited	A	Barclays (Barley) Limited	J, A
Barclays Capital Securities Limited	A, F	Long Island Assets Limited		(In Liquidation)
Barclays CCP Funding LLP	A, B	Maloney Investments Limited	A	Barclays Nominees (Branches) Limited	A
Barclays Directors Limited	A	Menlo Investments Limited	A	(In Liquidation)
Barclays Executive Schemes Trustees Limited	A	Mercantile Credit Company Limited	A	Gerrard Management Services Limited	A
Barclays Group Holdings Limited	A	Mercantile Leasing Company (No.132)	A	(In Liquidation)
Barclays International Holdings Limited	A	Limited		Lombard Street Nominees Limited	A
Barclays Investment Management Limited	A	MK Opportunities LP	B	(In Liquidation)
Barclays Long Island Limited	A	Murray House Investment Management	A	- 745 Seventh Avenue, New York NY 10019
Barclays Marlist Limited	A	Limited (In Liquidation)		Alynore Investments Limited Partnership	B, P
Barclays Nominees (George Yard) Limited	A, Z	Naxos Investments Limited	A	- 5 The North Colonnade, London, E14 4BB
Barclays Pension Funds Trustees Limited	A, Z	Northwharf Nominees Limited	A, AA	Leonis Investments LLP	A, B
Barclays Private Bank		Real Estate Participation Management Limited		- 9, allée Scheffer, L-2520, Luxembourg
Barclays Services (Japan) Limited	A	Real Estate Participation Services Limited		Barclays Claudas Investments Partnership	B, P
Barclays Shea Limited	A	Relative Value Investments UK Limited	B	Barclays Pelleas Investments Limited Partnership	B, P
Barclays Term Funding Limited Liability	B	Liability Partnership		Barclays Blossom Finance General Partnership	B, P
Partnership		Relative Value Trading Limited
Barclays Wealth Nominees Limited	A	Roder Investments No. 1 Limited	A, BB
Barcosec Limited	A	Roder Investments No. 2 Limited	A, BB

Barclays Bank PLC 2021 Annual Report on Form 20-F	210

Additional unaudited information

Wholly owned subsidiaries	Note	Wholly owned subsidiaries	Note	Wholly owned subsidiaries	Note
Argentina		Guernsey		Jersey
– 855 Leandro N.Alem Avenue, 8th Floor,		- PO BOX 41, Floor 2, Le Marchant House, Le		- 2nd Floor, Gaspé House, 66-72
Buenos Aires		Truchot, St Peter Port, GY1 3BE		Esplanade, St. Helier, JE1 1GH
Compañía Sudamerica S.A.	A	Barclays Nominees (Guernsey) Limited (In	A	Barclays Services Jersey Limited	A
– Marval, O’Farrell & Mairal, Av. Leandro N.		Liquidation)		- 5 Esplanade, St. Helier, JE2 3QA
Alem 882, Buenos Aires, C1001AAQ				Barclays Wealth Management Jersey Limited	A
Compañia Regional del Sur S.A.	A	Hong Kong		BIFML PTC Limited	A
		- 42nd floor Citibank Tower, Citibank Plaza,		– 13 Library Place, St Helier, JE4 8NE
Brazil		3 Garden Road		Barclays Nominees (Jersey) Limited	A, Z
– Av. Brigadeiro Faria Lima, No. 4.440, 12th		Barclays Bank (Hong Kong Nominees) Limited	A	Barclaytrust Channel Islands Limited	A, Z
Floor, Bairro Itaim Bibi, Sao Paulo, CEP,		(in Liquidation)		– Estera Trust (Jersey) Limited, 13-14
04538-132		Barclays Capital Asia Nominees Limited (In		Esplanade, St Helier, JE1 1EE
Barclays Brasil Assessoria Financeira Ltda	A	Liquidation)		MK Opportunities GP Ltd	A
BNC Brazil Consultoria Empresarial Ltda	A	- Level 41, Cheung Kong Center, 2 Queen's
		Road, Central		Luxembourg
Canada		Barclays Capital Asia Limited	A	- 9, allée Scheffer, L-2520
– 333 Bay Street, Suite 4910, Toronto ON M5H				Barclays Alzin Investments S.à r.l.	U,V
2R2		India		Barclays Bayard Investments S.à r.l.	J, K
Barclays Capital Canada Inc.		- 208 Ceejay House, Shivsagar Estate, Dr A		Barclays Bedivere Investments S.à r.l.
– Stikeman Elliot LLP, 199 Bay Street, 5300		Beasant Road, Worli, Mumbai, 400 018		Barclays Bordang Investments S.à r.l.	U,V
Commerce Court West, Toronto ON M5L 1B9		Barclays Securities (India) Private Limited		Barclays BR Investments S.à r.l.
Barclays Corporation Limited	A	Barclays Wealth Trustees (India) Private		Barclays Cantal Investments S.à r.l.
		Limited		Barclays Capital Luxembourg S.à r.l.
Cayman Islands		- Level 10, Block B6, Nirlon Knowledge		Barclays Capital Trading Luxembourg S.à r.l.	U,V
- Maples Corporate Services Limited, PO Box		Park, Off Western Express Highway		Barclays Claudas Investments S.à r.l.
309, Ugland House, George Town, Grand		Goregaon (East), Mumbai, 40063		Barclays Equity Index Investments S.à r.l.
Cayman, KY1-1104		Barclays Investments & Loans (India)	A, F, I	Barclays International Luxembourg Dollar
Alymere Investments Limited		Private Limited		Holdings S.à r.l.
Analytical Trade UK Limited	A			Barclays Lamorak Investments S.à r.l.	T
Barclays US Holdings Limited	A, J	Ireland		Barclays Leto Investments S.à r.l.	I, K
Barclays Capital (Cayman) Limited	A	- One Molesworth Street, Dublin 2,		Barclays Luxembourg EUR Holdings S.à r.l	T
Barclays Securities Financing Limited	G,H, I	D02RF29		Barclays Luxembourg Finance S.à r.l.
Braven Investments No.1 Limited		Barclays Bank Ireland Public Limited		Barclays Luxembourg GBP Holdings S.à r.l.	T
Calthorpe Investments Limited		Company		Barclays Luxembourg Global Funding S.à r.l.
Capton Investments Limited	A	Barclays Europe Client Nominees	A, Z	Barclays Luxembourg Holdings S.à r.l.	I, Q
Claudas Investments Limited	A	Designated Activity Company		Barclays Luxembourg Holdings SSC	B
Claudas Investments Two Limited		Barclays Europe Firm Nominees Designated	Z	Barclays Pelleas Investments S.à r.l.
Gallen Investments Limited		Activity Company		- 68-70 Boulevard de la Petrusse, L-2320
Hurley Investments No.1 Limited		Barclays Europe Nominees Designated	Z	Adler Toy Holding Sarl
JV Assets Limited	L	Activity Company		-10 rue du Château d’Eau, Leudelange,
Mintaka Investments No. 4 Limited		-70 Sir John Rogerson’s Quay, Dublin 2		Grand Duchy of Luxembourg, L-3364
OGP Leasing Limited		Barclays Finance Ireland		BPM Management GP SARL	A
Palomino Limited	A, Z	- 25-28 North Wall Quay, Dublin 1,
Pelleas Investments Limited	A	D01H104		Mauritius
Pippin Island Investments Limited	A	Erimon Home Loans Ireland Limited	A	- C/O Rogers Capital Corporate Services
Razzoli Investments Limited	A, F, I			Limited, 3rd Floor, Rogers House, No.5
RVH Limited	A, F, I	Isle of Man		President John Kennedy Street, Port Louis
Wessex Investments Limited		- P O Box 9, Victoria Street,		Barclays Capital Mauritius Limited (In Liquidation)	A
- Walkers Corporate Limited, Cayman		Douglas, IM99 1AJ		Barclays Capital Securities Mauritius Limited	A
Corporate Centre, 27 Hospital Road, George		Barclays Holdings (Isle of Man) Limited (In	A	- Fifth Floor, Ebene Esplanade, 24
Town, KY1- 9008		Liquidation)		Cybercity, Ebene
Long Island Holding B Limited	A	Barclays Nominees (Manx) Limited	A	Barclays Mauritius Overseas Holdings Limited	A
		Barclays Private Clients International	A, J, K
Germany		Limited		Mexico
- TaunusTurm, Taunustor 1, 60310,				– Paseo de la Reforma 505, 41 Floor, Torre
Frankfurt		Japan		Mayor, Col. Cuauhtemoc, CP 06500
Barclays Capital Effekten GmbH	A	- 10-1, Roppongi 6-chome, Minato-ku,		Barclays Bank Mexico, S.A.	K, M
- Stuttgarter Straße 55-57, 73033		Tokyo		Barclays Capital Casa de Bolsa, S.A. de C.V.	K, M
Göppingen		Barclays Funds and Advisory Japan Limited		Grupo Financiero Barclays Mexico, S.A. de C.V.	A,K,M
Holding Stuttgarter Straße GmbH (In		Barclays Securities Japan Limited	I, G	Servicios Barclays, S.A. de C.V.
Liquidation)		Barclays Wealth Services Limited

Barclays Bank PLC 2021 Annual Report on Form 20-F	211

Additional unaudited information

Wholly owned subsidiaries	Note	Wholly owned subsidiaries	Note
Other Related Undertakings
Unless otherwise stated, the undertakings below are consolidated and the share capital disclosed comprises ordinary and/or common shares which are held by Barclays Bank PLC or its subsidiaries. The Barclays Bank PLC Group’s overall ownership percentage is provided for each undertaking.

Monaco		Barclays Receivables LLC	C
– 31 Avenue de la Costa, Monte Carlo		Barclays Services Corporation
BP 339		Barclays Services LLC	C
Barclays Private Asset Management		Barclays US CCP Funding LLC	C
(Monaco) S.A.M		Barclays US Investments Inc.	J, K
Barclays US LLC
Saudi Arabia		BCAP LLC	C	Other Related Undertakings	%	Note
- 3rd Floor Al Dahna Center, 114 Al-Ahsa		Crescent Real Estate Member LLC	C	United Kingdom
Street, PO Box 1454, Riyadh 11431		Curve Investments GP	B	– 1 Churchill Place, London, E14 5HP
Barclays Saudi Arabia (In Liquidation)	A	Gracechurch Services Corporation		PSA Credit Company Limited (In Liquidation)	50.00	A,J,L
		Lagalla Investments LLC		– 3 - 5 London Road, Rainham, Kent, ME8 7RG
Singapore		Long Island Holding A LLC	C	Trade Ideas Limited	20.00	A,Z
- 10 Marina Boulevard, #25-01 Marina Bay		LTDL Holdings LLC	C	– 50 Lothian Road, Festival Square,
Financial Centre, Tower 2, 018983		Marbury Holdings LLC		Edinburgh, EH3 9WJ
Barclays Capital Futures (Singapore) Private		Procella Investments No.2 LLC	C	Equistone Founder Partner II L.P.	20.00	A,B,Z
Limited (In Liquidation)		Procella Investments No.3 LLC	C	Equistone Founder Partner III L.P.	35.00	A,B,Z
Barclays Capital Holdings (Singapore)	A	Preferred Liquidity, LLC	J	– Enigma, Wavendon Business Park
Private Limited (In Liquidation)		Relative Value Holdings, LLC		Milton Keynes, MK17 8LX
Barclays Merchant Bank (Singapore) Ltd		Surrey Funding Corporation		Intelligent Processing Solutions Limited	19.50	A,Z
		Sussex Purchasing Corporation		– 65A Basinghall Street, London, EC2V 5DZ
Spain		Sutton Funding LLC	C	Cyber Defence Alliance Limited	25.00	A,E,Z
- Calle Jose, Abascal 51, 28003, Madrid		TPProperty LLC	C
Barclays Tenedora De Inmuebles SL.	A	US Funding (VISA B Acquisition)LLC	C	Korea, Republic of
BVP Galvani Global, S.A.U.	A	US Secured Investments LLC	R	- 18th Floor, Daishin Finance Center,
		Verain Investments LLC		343, Samil-daero, Jung-go, Seoul
Switzerland		Wilmington Riverfront Receivables LLC	V	Woori BC Pegasus	70.00	A,W
- Chemin de Grange Canal 18-20, PO Box		- Corporation Service Company, 100 Pearl Street		Securitization Specialty Co.,
3941, 1211, Geneva		17th Floor, MC-CSC1, Hartford, CT 06103		Limited
Barclays Bank (Suisse) SA		Barclays Capital Inc.
BPB Holdings SA		- Corporation Service Company, 80 State Street		Luxembourg
		Albany, NY, 12207-2543		- 9, allée Scheffer, L-2520
United States		Barclays Equity Holdings Inc.		Preferred Funding S.à r.l.	33.33	X
- Corporation Service Company,		-Corporation Service Company, 2626		Preferred Investments S.à r.l.	33.33	I,X
251 Little Falls Drive, Wilmington, DE 19808		Glenwood Ave, Suite 550, Raleigh, NC, 27608
Analytical Trade Holdings LLC		Barclays US GPF Inc.		Malta
Analytical Trade Investments LLC	S	Equifirst Corporation (In Liquidation)		- RS2 Buildings, Fort Road,
Barclays Bank Delaware		-Aon Insurance Managers, 76 Paul Street		Mosta MST 1859
Barclays Capital Derivatives Funding LLC	C	Suite, 500, Burlington VT 05401		RS2 Software PLC	18.25	A,Z
Barclays Capital Energy Inc.		Barclays Insurance U.S. Inc.
Barclays Capital Equities Trading GP	B
Barclays Capital Holdings Inc.	H, I	Zimbabwe
Barclays Capital Real Estate Finance Inc.		- 2 Premium Close, Mount Pleasant Business
Barclays Capital Real Estate Holdings Inc.		Park, Mount Pleasant, Harare
Barclays Capital Real Estate Inc.		Branchcall Computers (Pvt) Limited	A
Barclays Commercial Mortgage Securities LLC	C
Barclays Dryrock Funding LLC	C
Barclays Electronic Commerce Holdings Inc.
Barclays Financial LLC	C
Barclays Group US Inc.
Barclays Oversight Management Inc.

Barclays Bank PLC 2021 Annual Report on Form 20-F	212

Additional unaudited information

Other Related Undertakings	%	Note
United States of America
- Corporation Service Company,
251 Little Falls Drive,
1209 Orange Street,
Wilmington DE ,19808
DG Solar Lessee, LLC	75.00	C, Z
- Corporation Trust Company,
Corporation Trust Centre, 1209
Orange Street, Wilmington DE
19801
DG Solar Lessee II, LLC	75.00	C, Z
VS BC Solar Lessee I LLC	50.00	C, Z
Subsidiaries by virtue of control The related undertakings below are Subsidiaries in accordance with s.1162 Companies Act 2006 as Barclays can exercise dominant influence or control over them.

Subsidiaries by virtue of control	%	Note
United Kingdom
- 1 Churchill Place, London,
E14 5HP
Oak Pension Asset	0.00	Z
Management Limited
Water Street Investments	0.00	Z
Limited

Cayman Islands
- PO Box 309GT, Ugland
House South Church Street,
Grand Cayman, KY1-1104
Hornbeam Limited	0.00	Z

Guernsey
- P.O. Box 33, Dorey Court,
Admiral Park, St. Peter Port,
GY1 4AT
Barclays UKRF No.1 IC Limited	0.00	Z
Barclays UKRF ICC Limited	0.00	Z

Barclays Bank PLC 2021 Annual Report on Form 20-F	213

Additional unaudited information
Income statement commentary
Consolidated income statement commentary
2021 compared to 2020
The Barclays Bank Group’s profit increased in FY21 primarily reflecting an impairment release, which included an update for an improved macroeconomic environment, partly offset by lower income and higher costs, which included a structural cost action charge as part of a real estate review.
•Profit before tax increased to £5,638m (2020: £3,075m) driven by an increase in CIB to £5,748m (2020: £3,929m) and CC&P to £729m (2020: £292m loss), partially offset by an increased loss in Head Office of £839m (2020: £562m)
•Total income decreased 2% to £15,408m
–CIB income decreased 1% to £12,481m driven by a 15% decrease in Global Markets, reflecting tighter spreads and the non-recurrence of prior year client activity levels, partially offset by a 35% increase in Investment Banking fees as the fee pool and Barclays' share improved1. Corporate income increased 7% driven by deposits and higher payments volumes, partially offset by the current year fair value loan write-off on a single name and increased cost of hedging, whilst the prior year included net losses from the mark-to-market of lending and related hedge positions
–CC&P income decreased 4% to £3,337m reflecting lower cards balances, partially offset by the non-recurrence of a c.£100m valuation loss on Barclays’ preference shares in Visa Inc. in Q220, which have subsequently been fully disposed of in FY21
–Head Office income was a net expense of £410m (2020: £319m) which primarily reflected hedge accounting and funding costs on a legacy capital instrument
•Credit impairment net release of £277m (2020: £3,377m charge) was driven by an improved macroeconomic outlook
–CIB credit impairment net release of £461m (2020: £1,565m charge) was also supported by net single name wholesale loan releases and a benign credit risk environment
–CC&P credit impairment charge of £185m (2020: £1,720m charge) was partially driven by lower delinquencies and higher customer repayments
–Head Office credit impairment net release was £1m (2020: £92m charge)
•Total operating expenses increased 6% to £10,039m
–CIB total operating expenses increased 1% to £7,186m due to higher performance costs, that reflect an improvement in performance, partly offset by a lower bank levy charge primarily due to the reduced rate
–CC&P total operating expenses increased 11% to £2,424m driven by the impact of higher investment spend, including an increase in marketing and costs for existing and new partnerships, and customer remediation costs related to a legacy portfolio
–Head Office total operating expenses of £429m (2020: £154m) included a charge of £266m relating to a structural cost action taken as part of a real estate review
•Other net income decreased to an £8m expense (2020: £133m income) due to the non-recurrence of prior year gains on disposals from the sale of a number of subsidiaries within the Barclays Group
•The effective tax rate was 15.6% (2020: 20.3%). This reflects a £218m tax benefit recognised for the re-measurement of the Barclays Bank Group’s UK deferred tax assets as a result of the enactment in 2021 of a UK corporation tax rate increase from 19% to 25% effective from 1 April 2023
Please refer to “Income statement commentary” in the “Additional information” section of the 2020 Annual Report on Form 20-F for a comparative discussion of 2020 financial results compared to 2019.
Note
1 Data source: Dealogic for the period covering 1 January to 31 December 2021

Barclays Bank PLC 2021 Annual Report on Form 20-F	214

Additional unaudited information
Balance sheet commentary
Additional information
Consolidated balance sheet commentary
Total assets
Total assets increased by £2bn to £1,062bn.
Cash and balances at central banks increased £13bn to £169bn driven by strong client deposit growth.
Cash collateral and settlement balances decreased £10bn to £88bn, predominantly due to reduced derivative balances.
Loans and advances increased £11bn to £145bn due to increased lending across CIB and CC&P.
Reverse repurchase agreements and other similar secured lending decreased £6bn to £3bn due to reduced secured lending.
Trading portfolio assets increased £19bn to £147bn, predominantly due to increased activity in Equities.
Financial assets at fair value through the income statement increased £16bn to £188bn driven by increased secured lending.
Derivative financial instruments decreased £40bn to £262bn, driven by an increase in major interest rate curves and reduced client activity.
Financial assets at fair value through other comprehensive income decreased £6bn to £46bn driven by disposals.
Total liabilities
Total liabilities decreased £1bn to £1,005bn.
Deposits at amortised cost increased £18bn to £263bn primarily due to clients increasing liquidity.
Cash collateral and settlement balances decreased £7bn to £79bn, predominantly due to reduced derivative balances.
Repurchase agreements and other similar secured borrowing increased £2bn to £13bn driven by increased secured borrowing.
Debt securities in issue increased £19bn to £48bn due to net new issuances.
Subordinated liabilities remained broadly flat.
Trading portfolio liabilities increased £7bn to £53bn due to increased client activity.
Financial liabilities designated at fair value increased £2bn to £251bn primarily driven by increased secured borrowing.
Derivative financial instruments decreased £44bn to £257bn, driven by an increase in major interest rate curves and reduced client activity. This is consistent with the movement in derivative financial instrument assets.
Total shareholders’ equity
Total shareholders’ equity increased £2.8bn to £56.5bn.
Other equity instruments increased £1.1bn to £9.7bn due to the issuance of a $1.5bn AT1 instrument, AT1 securities are perpetual subordinated contingent convertible securities structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date.
Other reserves decreased by £2.3bn, mainly due to a reduction in the cash flow hedging reserve of £1.8bn to £0.6bn debit, as a result of fair value movements on interest rate swaps held for hedging purposes due to an increase in major interest rate curves.
Retained earnings increased £4.0bn to £43.6bn, mainly due to profits of £4.1bn and an increase in the pension remeasurement reserve of £0.6bn, offset by dividends of £0.8bn.

Barclays Bank PLC 2021 Annual Report on Form 20-F	215

Additional unaudited information
Additional financial disclosure
Deposits
Deposits
Deposits include deposits from banks and customer accounts.

	2021	2020	2019
Average for the year ended 31 December[a]	£m	£m	£m
Deposits at amortised cost
UK	165,647	148,711	130,726
Europe	41,936	46,353	39,496
Americas	36,205	36,841	31,815
Asia	9,937	12,269	9,268
Africa	8,379	8,290	7,802
Total deposits at amortised cost	262,104	252,464	219,107
Note
aThe country analysis in the table above is based on the location of the counterparty with which the deposits at amortised cost are recorded.

	2021	2020	2019
For the year ended 31 December[a]	£m	£m	£m
Deposits at amortised cost	262,828	244,696	213,881
In offices in the United Kingdom:
Current and demand accounts
– interest free	49,310	44,371	31,865
– interest bearing	33,335	29,655	25,040
Savings accounts	18,933	17,251	14,059
Other time deposits- retail	5,235	4,683	4,846
Other time deposits- wholesale	69,676	67,192	62,949
Total repayable in offices in the United Kingdom	176,489	163,152	138,759
In offices outside the United Kingdom:
Current and demand accounts
– interest free	17,186	15,309	10,613
–interest bearing	15,762	13,772	12,932
Savings accounts	15,055	14,940	14,110
Other time deposits	38,336	37,523	37,467
Total repayable in offices outside the United Kingdom	86,339	81,544	75,122
Note
aThe UK/Non-UK deposit analysis is based on the location of the office where the transactions are recorded.

Deposits at amortised cost in offices in the United Kingdom received from non-residents amounted to £36,527m (2020: £31,818m).
Of the deposits at amortised cost disclosed in the above table, there are uninsured deposits of £208,534m (2020: £194,109m; 2019: £170,323m) which are not insured through the UK Financial Services Compensation Scheme (FSCS) or other similar deposits schemes.

Uninsured other time deposits

	2021	2020	2019
	£m	£m	£m
3 months or less	92,422	84,321	88,204
3 to 6 months	12,023	13,567	6,808
6 to 12 months	4,629	5,630	4,820
12 months and over	2,104	3,345	2,430
Total	111,178	106,863	102,262

As at 31 December 2021, £263m (2020: £649m; 2019: £869m) of U.S. time deposits were in excess of the Federal Deposit Insurance Corporation insurance limit.

Barclays Bank PLC 2021 Annual Report on Form 20-F	216

Additional unaudited information
Additional financial disclosure
Commitments and contractual obligations
Barclays Bank Group Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments
	Amount of commitment expiration per period

	Less than one year	Between one to three years	Between three to five years	After five years	Total amounts committed
Barclays Bank Group	£m	£m	£m	£m	£m
As at 31 December 2021
Guarantees and letters of credit pledged as collateral security	15,759	—	—	—	15,759
Performance guarantees, acceptances and endorsements	7,987	—	—	—	7,987
Documentary credits and other short-term trade related transactions	1,584	—	—	—	1,584
Standby facilities, credit lines and other commitments	282,867	—	—	—	282,867

As at 31 December 2020
Guarantees and letters of credit pledged as collateral security	15,115	23	—	—	15,138
Performance guarantees, acceptances and endorsements	5,792	2	—	—	5,794
Documentary credits and other short-term trade related transactions	1,086	—	—	—	1,086
Standby facilities, credit lines and other commitments	263,461	245	202	28	263,936
The above table for Barclays Bank Group includes £1.7bn (2020: £2.6bn) of guarantees that have been provided to subsidiaries of Barclays PLC outside the Barclays Bank Group. These guarantees have not been reported in the prior periods and the comparatives have not been restated. These are all on demand.
Contractual obligations include debt securities.

Contractual obligations
	Payments due by period

	Less than one year	Between one to three years	Between three to five years	After five years	Total
Barclays Bank Group	£m	£m	£m	£m	£m
As at 31 December 2021
Long-term debt[a]	42,002	13,207	7,749	21,352	84,310
Purchase obligations	32	12	—	—	44
Total	42,034	13,219	7,749	21,352	84,354

As at 31 December 2020
Long-term debt[a]	29,434	11,644	9,478	15,797	66,353
Note
aLong-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.
Net cash flows from derivatives used to hedge long-term debt amount to £1.1bn (2020: £2.3bn).
Further information on the contractual maturity of the Barclays Bank Group’s assets and liabilities is given in the Liquidity risk section.

Barclays Bank PLC 2021 Annual Report on Form 20-F	217

Additional unaudited information
Additional financial disclosure
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

Maturities and yield of investment debt securities

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
As at 31 December 2021	£m	%	£m	%	£m	%	£m	%	£m	%
Loans and advances at amortised cost	2,430	1.8%	10,657	1.6%	721	1.8%	5,294	1.2%	19,102	1.5%
Financial assets at fair value through other comprehensive income	5,216	0.6%	18,138	1.0%	13,822	1.0%	8,677	1.5%	45,853	1.0%
Total book Value	7,646		28,795		14,543		13,971		64,955
The yield for each range of maturities is calculated by dividing the annualised interest income prevailing at reporting date by the book value of securities held at that date.
The above table is only for debt securities held at the reporting date and does not include associated hedges.

Barclays Bank PLC 2021 Annual Report on Form 20-F	218

Additional unaudited information
Additional financial disclosure
Average balance sheet
Average balances are based upon monthly averages.

Assets		2021
		Average balance	Interest income	Interest expense[a]	Total interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	45,958	56	—	56	0.1
Cash and balances at central banks	Non-UK	130,493	72	(304)	(232)	(0.2)
Cash and balances at central banks	Total	176,451	128	(304)	(176)	(0.1)
Loans and advances at amortised cost	UK	76,236	1,876	—	1,876	2.5
Loans and advances at amortised cost	Non-UK	64,389	2,389	(1)	2,388	3.7
Loans and advances at amortised cost[b]	Total	140,625	4,265	(1)	4,264	3.0
Cash collateral	UK	47,035	109	(29)	80	0.2
Cash collateral	Non-UK	20,358	24	(36)	(12)	(0.1)
Cash collateral	Total	67,393	133	(65)	68	0.1
Reverse repurchase agreements	UK	598	11	—	11	1.8
Reverse repurchase agreements	Non-UK	4,078	7	(4)	3	0.1
Reverse repurchase agreements	Total	4,676	18	(4)	14	0.3
Interest earning assets at fair value through other comprehensive income	UK	45,029	342	—	342	0.8
Interest earning assets at fair value through other comprehensive income	Non-UK	3,006	38	—	38	1.3
Interest earning assets at fair value through other comprehensive income	Total	48,035	380	—	380	0.8
Other interest and similar income[c]		—	748	(248)	500
Total interest earning assets not at fair value through income statement		437,180	5,672	(622)	5,050	1.2
Less interest and similar expense		—	(2,599)	622	(1,977)
Net interest		437,180	3,073	—	3,073
Interest earning assets at fair value through income statement	UK	190,258
Interest earning assets at fair value through income statement	Non-UK	103,179
Interest earning assets at fair value through income statement	Total	293,437
Total interest earning assets		730,617
Impairments		(4,251)
Non-interest earning assets		401,358
Total		1,127,724
Percentage of total average interest earning assets in offices outside the UK		45%
Notes
aNegative interest earned on assets (which is presented within interest and similar expense in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bLoans and advances at amortised cost include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Bank Group
cOther interest and similar income principally relates to hedging activity.

Barclays Bank PLC 2021 Annual Report on Form 20-F	219

Additional unaudited information
Additional financial disclosure

Assets		2020
		Average balance	Interest income	Interest expense[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	44,950	84	—	84	0.2
Cash and balances at central banks	Non-UK	123,162	142	(281)	(139)	(0.1)
Cash and balances at central banks	Total	168,112	226	(281)	(55)	—
Loans and advances at amortised cost	UK	78,833	1,500	—	1,500	1.9
Loans and advances at amortised cost	Non-UK	73,781	3,010	(4)	3,006	4.1
Loans and advances at amortised cost[b]	Total	152,614	4,510	(4)	4,506	3.0
Cash collateral	UK	61,503	196	(31)	165	0.3
Cash collateral	Non-UK	18,110	36	—	36	0.2
Cash collateral	Total	79,613	232	(31)	201	0.3
Reverse repurchase agreements	UK	675	8	—	8	1.2
Reverse repurchase agreements	Non-UK	8,917	4	(9)	(5)	(0.1)
Reverse repurchase agreements	Total	9,592	12	(9)	3	—
Interest earning assets at fair value through other comprehensive income	UK	47,665	549	—	549	1.2
Interest earning assets at fair value through other comprehensive income	Non-UK	2,927	55	—	55	1.9
Interest earning assets at fair value through other comprehensive income	Total	50,592	604	—	604	1.2
Other interest and similar income[c]		—	422	—	422	—
Total interest earning assets not at fair value through income statement		460,523	6,006	(325)	5,681	1.2
Less interest and similar expense		—	(2,846)	325	(2,521)	—
Net interest		460,523	3,160	—	3,160	—
Interest earning assets at fair value through income statement	UK	184,701
Interest earning assets at fair value through income statement	Non-UK	76,369
Interest earning assets at fair value through income statement	Total	261,070
Total interest earning assets		721,593
Impairments		(4,852)
Non-interest earning assets		412,510
Total		1,129,251
Percentage of total average interest earning assets in offices outside the UK		42%
Notes
aNegative interest earned on assets (which is presented within interest and similar expense in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bLoans and advances at amortised cost include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Bank Group.
cOther interest and similar income principally relates to hedging activity.

Barclays Bank PLC 2021 Annual Report on Form 20-F	220

Additional unaudited information
Additional financial disclosure

Assets		2019
		Average balance	Interest income	Interest expense[a]	Total net interest	Rate
		£m	£m	£m	£m	£m
Cash and balances at central banks	UK	38,450	293	—	293	0.8
Cash and balances at central banks	Non-UK	101,371	626	(233)	393	0.4
Cash and balances at central banks	Total	139,821	919	(233)	686	0.5
Loans and advances at amortised cost	UK	74,894	1,746	—	1,746	2.3
Loans and advances at amortised cost	Non-UK	71,925	3,768	(3)	3,765	5.2
Loans and advances at amortised cost[b]	Total	146,819	5,514	(3)	5,511	3.8
Cash collateral	UK	56,091	394	(14)	380	0.7
Cash collateral	Non-UK	7,400	49	—	49	0.7
Cash collateral	Total	63,491	443	(14)	429	0.7
Reverse repurchase agreements	UK	1,284	46	—	46	3.6
Reverse repurchase agreements	Non-UK	2,041	11	—	11	0.5
Reverse repurchase agreements	Total	3,325	57	—	57	1.7
Interest earning assets at fair value through other comprehensive income	UK	49,399	756	—	756	1.5
Interest earning assets at fair value through other comprehensive income	Non-UK	2,961	75	—	75	2.5
Interest earning assets at fair value through other comprehensive income	Total	52,360	831	—	831	1.6
Other interest and similar income[c]		—	321	—	321	—
Total interest earning assets not at fair value through P&L		405,816	8,085	(250)	7,835	1.9
Less interest and similar expense		—	(4,178)	250	(3,928)
Net interest		405,816	3,907	—	3,907
Interest earning assests at fair value through P&L	UK	188,811
Interest earning assests at fair value through P&L	Non-UK	68,031
Interest earning assests at fair value through P&L	Total	256,842
Total interest earning assets		662,658
Impairments		(3,776)
Non-interest earning assets		348,215
Total		1,007,097
Percentage of total average interest earning assets in offices outside the UK		38%
Notes
aNegative interest earned on assets (which is presented within interest and similar expense in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bLoans and advances at amortised cost include all doubtful lending. Interest receivable on such lending has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Bank Group.
cOther interest and similar income principally includes interest income relating to hedging activity.

Barclays Bank PLC 2021 Annual Report on Form 20-F	221

Additional unaudited information
Additional financial disclosure

Liabilities		2021
		Average balance	Interest expense	Interest income[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	130,828	112	(55)	57	—
Deposits at amortised cost	Non-UK	69,811	218	(77)	141	0.2
Deposits at amortised cost	Total	200,639	330	(132)	198	0.1
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	788	1	—	1	0.1
Federal funds purchased[b]	Total	788	1	—	1	0.1
Cash collateral	UK	44,591	42	(40)	2	—
Cash collateral	Non-UK	16,036	22	—	22	0.1
Cash collateral	Total	60,627	64	(40)	24	—
Debt securities in issue	UK	9,295	290	—	290	3.1
Debt securities in issue	Non-UK	12,745	95	—	95	0.7
Debt securities in issue	Total	22,040	385	—	385	1.7
Commercial paper	UK	9,094	4	(26)	(22)	(0.2)
Commercial paper	Non-UK	11,337	24	(6)	18	0.2
Commercial paper[b]	Total	20,431	28	(32)	(4)	—
Subordinated liabilities	UK	29,757	922	—	922	3.1
Subordinated liabilities	Non-UK	227	12	—	12	5.3
Subordinated liabilities	Total	29,984	934	—	934	3.1
Repurchase agreements	UK	8,793	15	—	15	0.2
Repurchase agreements	Non-UK	2,542	1	(44)	(43)	(1.7)
Repurchase agreements	Total	11,335	16	(44)	(28)	(0.2)
Other interest and similar expense[c]		—	841	(374)	467	—
Total interest bearing liabilities not at fair value through income statement		345,844	2,599	(622)	1,977	0.6
Interest bearing liabilities at fair value through income statement	UK	268,067
Interest bearing liabilities at fair value through income statement	Non-UK	55,754
Interest bearing liabilities at fair value through income statement	Total	323,821
Total interest bearing liabilities		669,665
Interest free customer deposits	UK	45,498
Interest free customer deposits	Non-UK	15,179
Interest free customer deposits	Total	60,677
Other non-interest bearing liabilities		343,453
Shareholders' equity		53,929
Total		1,127,724
Percentage of total average interest earning liabilities in offices outside the UK		25%
Notes
aNegative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bFollowing a change in reporting requirements, federal funds purchased and commercial paper have been presented separately for the average balance sheet. Federal funds purchased were previously shown within deposits at amortised cost and commercial paper was previously shown within debt securities in issue. Prior year comparatives have been re-presented.
cOther interest and similar expense principally relates to hedging activity.

Barclays Bank PLC 2021 Annual Report on Form 20-F	222

Additional unaudited information
Additional financial disclosure

Liabilities		2020
		Average balance	Interest expense	Interest income[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	130,760	200	(15)	185	0.1
Deposits at amortised cost	Non-UK	70,552	443	(15)	428	0.6
Deposits at amortised cost	Total	201,312	643	(30)	613	0.3
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	155	1	—	1	0.6
Federal funds purchased[b]	Total	155	1	—	1	0.6
Cash collateral	UK	53,245	96	(31)	65	0.1
Cash collateral	Non-UK	13,921	38	—	38	0.3
Cash collateral	Total	67,166	134	(31)	103	0.2
Debt securities in issue	UK	10,208	54	—	54	0.5
Debt securities in issue	Non-UK	13,358	274	(2)	272	2.0
Debt securities in issue	Total	23,566	328	(2)	326	1.4
Commercial paper	UK	7,727	16	—	16	0.2
Commercial paper	Non-UK	10,185	80	—	80	0.8
Commercial paper[b]	Total	17,912	96	—	96	0.5
Subordinated liabilities	UK	34,573	1,104	—	1,104	3.2
Subordinated liabilities	Non-UK	220	8	—	8	3.6
Subordinated liabilities	Total	34,793	1,112	—	1,112	3.2
Repurchase agreements	UK	7,245	29	—	29	0.4
Repurchase agreements	Non-UK	1,321	7	(5)	2	0.2
Repurchase agreements	Total	8,566	36	(5)	31	0.4
Other interest and similar expense[c]		—	496	—	496	—
Total interest bearing liabilities not at fair value through income statement		353,470	2,846	(68)	2,778	0.8
Interest bearing liabilities at fair value through income statement	UK	239,987
Interest bearing liabilities at fair value through income statement	Non-UK	51,887
Interest bearing liabilities at fair value through income statement	Total	291,874
Total interest bearing liabilities		645,344
Interest free customer deposits	UK	38,136
Interest free customer deposits	Non-UK	12,860
Interest free customer deposits	Total	50,996
Other non-interest bearing liabilities		377,157
Shareholders' equity		55,754
Total		1,129,251
Percentage of total average interest earning liabilities in offices outside the UK		25%
Notes
aNegative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bFollowing a change in reporting requirements, federal funds purchased and commercial paper have been presented separately for the average balance sheet. Federal funds purchased were previously shown within deposits at amortised cost and commercial paper was previously shown within debt securities in issue. Prior year comparatives have been re-presented.
cOther interest and similar expense principally includes interest expense relating to hedging activity.

Barclays Bank PLC 2021 Annual Report on Form 20-F	223

Additional unaudited information
Additional financial disclosure

Liabilities		2019
		Average balance	Interest expense	Interest income[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	110,455	636	—	636	0.6
Deposits at amortised cost	Non-UK	67,329	1,136	(1)	1,135	1.7
Deposits at amortised cost	Total	177,784	1,772	(1)	1,771	1.0
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	299	6	—	6	2.0
Federal funds purchased[b]	Total	299	6	—	6	2.0
Cash collateral	UK	50,985	214	(10)	204	0.4
Cash collateral	Non-UK	8,332	82	—	82	1.0
Cash collateral	Total	59,317	296	(10)	286	0.5
Debt securities in issue	UK	8,248	84	—	84	1.0
Debt securities in issue	Non-UK	15,839	536	(2)	534	3.4
Debt securities in issue	Total	24,087	620	(2)	618	2.6
Commercial paper	UK	7,584	17	—	17	0.2
Commercial paper	Non-UK	9,891	236	—	236	2.4
Commercial paper[b]	Total	17,475	253	—	253	1.4
Subordinated liabilities	UK	35,590	1,072	—	1,072	3.0
Subordinated liabilities	Non-UK	374	24	—	24	6.4
Subordinated liabilities	Total	35,964	1,096	—	1,096	3.0
Repurchase agreements	UK	2,160	11	—	11	0.5
Repurchase agreements	Non-UK	2,381	20	—	20	0.8
Repurchase agreements	Total	4,541	31	—	31	0.7
Other interest and similar expense[c]		—	104	—	104	—
Total interest bearing liabilities not at fair value through income statement		319,467	4,178	(13)	4,165	1.3
Interest bearing liabilities at fair value through income statement	UK	231,224
Interest bearing liabilities at fair value through income statement	Non-UK	62,304
Interest bearing liabilities at fair value through income statement	Total	293,528
Total interest bearing liabilities		612,995
Interest free customer deposits	UK	30,688
Interest free customer deposits	Non-UK	10,375
Interest free customer deposits	Total	41,063
Other non-interest bearing liabilities		303,005
Shareholders' equity		50,034
Total		1,007,097
Percentage of total average interest earning liabilities in offices outside the UK		27%
Notes
aNegative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bFollowing a change in reporting requirements, federal funds purchased and commercial paper have been presented separately for the average balance sheet. Federal funds purchased were previously shown within deposits at amortised cost and commercial paper was previously shown within debt securities in issue. Prior year comparatives have been re-presented.
cOther interest and similar expense principally includes interest expense relating to hedging activity.

Barclays Bank PLC 2021 Annual Report on Form 20-F	224

Additional unaudited information
Additional financial disclosure
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

Interest income
		2021/2020 Change due to increase/(decrease) in:			2020/2019 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Cash and balances at central banks	UK	(28)	2	(30)	(209)	43	(252)
Cash and balances at central banks	Non-UK	(93)	(8)	(85)	(532)	69	(601)
Cash and balances at central banks	Total	(121)	(6)	(115)	(741)	112	(853)
Loans and advances at amortised cost	UK	376	(50)	426	(246)	88	(334)
Loans and advances at amortised cost	Non-UK	(618)	(363)	(255)	(759)	95	(854)
Loans and advances at amortised cost	Total	(242)	(413)	171	(1,005)	183	(1,188)
Cash collateral	UK	(85)	(33)	(52)	(215)	34	(249)
Cash collateral	Non-UK	(48)	4	(52)	(13)	38	(51)
Cash collateral	Total	(133)	(29)	(104)	(228)	72	(300)
Reverse repurchase agreements	UK	3	(1)	4	(38)	(16)	(22)
Reverse repurchase agreements	Non-UK	8	2	6	(16)	3	(19)
Reverse repurchase agreements	Total	11	1	10	(54)	(13)	(41)
Interest earning assets at fair value through other comprehensive income	UK	(207)	(29)	(178)	(207)	(26)	(181)
Interest earning assets at fair value through other comprehensive income	Non-UK	(17)	1	(18)	(20)	(1)	(19)
Interest earning assets at fair value through other comprehensive income	Total	(224)	(28)	(196)	(227)	(27)	(200)
Other interest and similar income		78	—	78	101	—	101
Total interest receivable		(631)	(475)	(156)	(2,154)	327	(2,481)

Barclays Bank PLC 2021 Annual Report on Form 20-F	225

Additional unaudited information
Additional financial disclosure

Interest expense
		2021/2020 Change due to increase/(decrease) in:			2020/2019 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Deposits at amortised cost	UK	(128)	—	(128)	(451)	99	(550)
Deposits at amortised cost	non-UK	(287)	(4)	(283)	(707)	52	(759)
Deposits at amortised cost	Total	(415)	(4)	(411)	(1,158)	151	(1,309)
Federal funds purchased	UK	—	—	—	—	—	—
Federal funds purchased	non-UK	—	2	(2)	(5)	(2)	(3)
Federal funds purchased[a]	Total	—	2	(2)	(5)	(2)	(3)
Cash Collateral	UK	(63)	(10)	(53)	(139)	9	(148)
Cash Collateral	non-UK	(16)	5	(21)	(44)	36	(80)
Cash Collateral	Total	(79)	(5)	(74)	(183)	45	(228)
Debt securities in issue	UK	236	(5)	241	(30)	17	(47)
Debt securities in issue	non-UK	(177)	(11)	(166)	(262)	(67)	(195)
Debt securities in issue	Total	59	(16)	75	(292)	(50)	(242)
Commercial paper	UK	(38)	3	(41)	(1)	—	(1)
Commercial paper	non-UK	(62)	8	(70)	(156)	7	(163)
Commercial paper[a]	Total	(100)	11	(111)	(157)	7	(164)
Subordinated liabilities	UK	(182)	(150)	(32)	32	(32)	64
Subordinated liabilities	non-UK	4	—	4	(16)	(8)	(8)
Subordinated liabilities	Total	(178)	(150)	(28)	16	(40)	56
Repurchase agreements	UK	(14)	5	(19)	18	20	(2)
Repurchase agreements	non-UK	(45)	—	(45)	(18)	(6)	(12)
Repurchase agreements	Total	(59)	5	(64)	—	14	(14)
Other interest and similar expense		(29)	—	(29)	392	—	392
Total interest payable		(801)	(157)	(644)	(1,387)	125	(1,512)
Note
a.Following a change in reporting requirements, federal funds purchased and commercial paper have been presented separately for the average balance sheet. Federal funds purchased were previously shown within deposits at amortised cost and commercial paper was previously shown within debt securities in issue. Prior year comparatives have been re-presented.

Barclays Bank PLC 2021 Annual Report on Form 20-F	226

Additional unaudited information
Additional financial disclosure
Average deposits at amortised cost and the average interest rate paid
The following tables present average deposits at amortised cost and their associated interest expense by deposit type.

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2021	£m	£m	%
Current and demand accounts
– interest free	60,677	—	—
– interest bearing	49,488	36	0.1
Savings accounts	34,778	75	0.2
Other time deposits- retail	14,814	31	0.2
Other time deposits- wholesale	102,347	189	0.2
Total	262,104	331	0.1

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2020	£m	£m	%
Current and demand accounts
– interest free	50,996	—	—
– interest bearing	42,717	63	0.1
Savings accounts	32,257	113	0.4
Other time deposits- retail	17,242	81	0.5
Other time deposits- wholesale	109,252	387	0.4
Total	252,464	644	0.3

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2019	£m	£m	%
Current and demand accounts
– interest free	41,063	—	—
– interest bearing	38,745	166	0.4
Savings accounts	28,383	196	0.7
Other time deposits- retail	16,852	232	1.4
Other time deposits- wholesale	94,064	1,184	1.3
Total	219,107	1,778	0.8

Barclays Bank PLC 2021 Annual Report on Form 20-F	227

Additional unaudited information
Additional financial disclosure

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
This risk element in loans and advances at amortised cost may be analysed between the United Kingdom and Rest of the World as follows:

Risk elements in loans and advances at amortised cost
	2021	2020	2019
As at 31 December	£m	£m	£m

Gross stage 3 credit impaired loans
United Kingdom	609	1,016	1,037
Rest of the world	2,739	4,103	3,311
Total	3,348	5,119	4,348

Total risk elements in loans and advances at amortised cost
United Kingdom	609	1,016	1,037
Rest of the world	2,739	4,103	3,311
Total	3,348	5,119	4,348

Interest forgone on risk elements in loans and advances
	2021	2020	2019[a]
As at 31 December	£m	£m	£m

Interest income that would have been recognised under the original contractual terms
United Kingdom	—	—	—
Rest of the World	39	69	83
Total	39	69	83
Note
aPrior year comparatives have been restated to ensure a consistent basis of reporting with 2020.

Barclays Bank PLC 2021 Annual Report on Form 20-F	228

Additional unaudited information
Additional financial disclosure
Potential Problem Loans
Potential problem loans are those loans for which serious doubt exists as to the ability of the borrower to continue to comply with repayment terms in the near future.
Loans and advances at amortised cost by product on page 64 includes gross exposure and associated impairment allowance for assets classified as Stage 2, but not past due i.e. assets satisfying the criteria for a Significant Increase in Credit Risk, but which are still complying with repayment terms.
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
In order to assess asset credit quality, 12-month PDs are used to map assets into strong, satisfactory, higher risk or credit impaired. A credit risk profile by internal PD grade for gross loans and advances at amortised cost and allowance for ECL is shown in the credit risk section on page 93, analysing each of these categories by stage.
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
Impairment
Loans and Advances at fair value are not subject to ECL under IFRS 9 and are excluded from the disclosure below.

Allocation of the Allowance for Credit Losses
Balance at end of period applicable to:	Amount			% of loans in each category to total loans
	2021	2020	2019	2021	2020	2019
As at 31 December	£m	£m	£m	%	%	%
Loans and Advances at amortised cost to Banks	2	4	3	6.8	7.2	7.2
Loans and Advances at amortised cost to Customers	3,484	5,052	3,685	93.2	92.6	92.3
Financial Assets at Fair Value through Other Comprehensive Income	—	—	—	—	0.2	0.5
Loans and Advances	3,486	5,056	3,688	100.0	100.0	100.0

Net charge offs during the period to average loans outstanding
	Amount
	2021	2020	2019
As at 31 December	£m	£m	£m

Loans and Advances at amortised cost to Banks
Net charge off	—	—	—
Average loans	9,381	9,703	10,341
Ratio (%)	—	—	—
Loans and Advances at amortised cost to Customers
Net charge off	1,417	969	1,220
Average loans	114,757	128,770	130,925
Ratio (%)	1.2	0.8	0.9
Financial Assets at Fair Value through Other Comprehensive Income
Net charge off	—	—	—
Average loans	110	418	409
Ratio (%)	—	—	—

Barclays Bank PLC 2021 Annual Report on Form 20-F	229

Additional unaudited information
Additional financial disclosure

Consolidated Basis
Allowance for Credit losses to total loans outstanding	Amount
	2021	2020	2019
As at 31 December	£m	£m	£m
Allowance for credit losses	3,486	5,055	3,688
Total loans outstanding	129,304	124,352	135,050
Ratio (%)	2.7	4.1	2.7
Notes
a.Total Loans outstanding includes Loans and Advances at Amortised Cost and FVOCI
b.Allowance for credit losses: Impairment allowance reduced to £3.4bn (2020: £5.1bn), driven by amounts written-off for £1,158m, ECL release of £298m due to favourable macro-economic outlook and exchange and other adjustments of £113m.
c.Loans Outstanding: Gross loans and Advances increased to £129bn (2020: £124bn), reflecting increases in Investment Bank , Barclaycard International and Private Bank partially offset by decrease in Corporate Bank International.

Barclays Bank PLC 2021 Annual Report on Form 20-F	230

Additional unaudited information
Additional financial disclosure
Maturity analysis of Gross loans and advances
Traded Loans are included in the 'Less than 1 year' column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity since these items are not held for settlement according to such maturity and will frequently be settled before contractual maturity at fair value.

Maturity analysis of Gross loans and advances

	Less than 1 year	One to Five Years	Five to fifteen years	Over fifteen years	Total
As at 31 December 2021	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	8,751	—	—	—	8,751
Loans and Advances at Amortised cost to Customers	35,881	57,528	20,036	7,055	120,500
Financial Assets at Fair Value Through Other Comprehensive Income	53	—	—	—	53
Loans and Advances at Fair Value through Profit and Loss	30,386	2,621	1,737	1,158	35,902
Traded loans	12,525	—	—	—	12,525
Total Gross loans and advances	87,596	60,149	21,773	8,213	177,731
	Less than 1 year	One to Five Years	Five to fifteen years	Over fifteen years	Total
As at 31 December 2020	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	9,007	—	—	—	9,007
Loans and Advances at Amortised cost to customers	29,722	54,002	22,017	9,412	115,153
Financial Assets at Fair Value Through Other Comprehensive Income	85	106	—	—	191
Loans and Advances at Fair Value through Profit and Loss	23,755	1,171	1,509	1,014	27,449
Traded loans	8,348	—	—	—	8,348
Total Gross loans and advances	70,917	55,279	23,526	10,426	160,148

Interest rate sensitivity of gross loans and advances. Maturity > 1 year
		2021			2020
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
As at 31 December	£m	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	—	—	—	—	—	—
Loans and Advances at Amortised cost to customers	11,691	72,928	84,619	12,575	72,857	85,432
Financial Assets at Fair Value Through Other Comprehensive Income	—	—	—	—	106	106
Loans and Advances at Fair Value through Profit and Loss	3,333	2,183	5,516	1,690	2,005	3,695
Gross loans and advances	15,024	75,111	90,135	14,265	74,968	89,233

Barclays Bank PLC 2021 Annual Report on Form 20-F	231

Additional unaudited information
Additional financial disclosure

Notional principal amounts of credit derivatives
	2021	2020	2019
As at 31 December	£m	£m	£m
Credit derivatives held or issued for trading purposes[a]	1,272,104	847,845	825,516
Note
aIncludes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

Barclays Bank PLC 2021 Annual Report on Form 20-F	232

Additional unaudited information
Additional financial disclosure
Environmental, Social and Governance (ESG)
Our approach to environmental and social issues is becoming increasingly integrated in the work we do across our business and is subject to the governance and oversight of our management and Board structures.
The ESG section sets out an overview of our approach to ESG, including how we think about, and measure, our environmental and social impact. Our approach is informed by our engagement with our stakeholders, including with customers and clients, colleagues, investors, regulators and wider society.
Say on Climate
In line with our commitment to offer shareholders a ‘Say on Climate’, we will be publishing an update on our climate strategy, targets and methodology in advance of the 2022 Annual General Meeting. This will include 2030 targets for two new sectors, Cement and Metals (Steel).
Our strategy
Our universal bank model provides us with strength and stability, and we have priorities to sustain and grow our business.
Strategic priorities to sustain and grow
1. Deliver next-generation, digitised consumer businesses
As technology transforms consumer financial services, we are building and delivering improved products and services for our customers, leveraging our payments interconnection and improving our efficiency.
•Investing in digital capabilities to improve service for customers and unlock new sources of income:
–accelerating digital access and adoption, while ensuring we do not leave customers behind
–building more cost-effective infrastructure
–using the quality and scale of our data to better understand customer needs, anticipate trends and deliver more competitive products and services.
•Realising value from investment in Payments across the Group.
•Expanding unsecured lending in the UK, US and Europe through Corporate partnerships.
•Create a competitive Wealth franchise to efficiently service our customers’ evolving needs.
2. Deliver sustainable growth for the CIB
As the capital markets grow, we will seek to maintain our market position as a top six1 global investment bank while investing in new capabilities for our clients.
•Building consistent strength in investment banking, expanding in new economy sectors, Equity business and M&A.
•Prioritising digital investment to ensure we are an electronic first markets business, while growing our share in Securitised Products and Macro Rates, FX, and EM.
•Capture greater client flow in Equities and disrupt Prime financing.
•Broaden corporate banking product capability, particularly in Europe and US.
•Selectively expand the CIB internationally, including in the Middle East and China.
3. Capture opportunities as we transition to a low-carbon economy
We want to be alongside customers and clients as they transition to a low-carbon economy, using our advisory and financial expertise to help them navigate this period of extraordinary change.
•Using our financial and capital markets expertise to support the scale-up of low-carbon technologies, infrastructure and capacity.
•Supporting clients to decarbonise by providing advice and finance, including supporting transition away from fossil fuels.
•Continuing to develop green and sustainable banking products, including green mortgages, bonds, loans and investment funds.
•Investing equity capital in sustainability-focused start-ups with growth potential.
•Continuing to make progress to become a net zero bank by 2050, including aligning all of our financing to the goals of the Paris Agreement.
1 Top 6 Global Investment Bank supported by #6 ranking in Investment Banking (Source : Dealogic) and #6 ranking in Global Markets (Source : Coalition Greenwich, FY21 Preliminary Competitor analysis)

Barclays Bank PLC 2021 Annual Report on Form 20-F	233

Additional unaudited information
Additional financial disclosure
Our climate strategy
Addressing climate change is an urgent and complex challenge. It requires a fundamental transformation of the global economy, so that society stops adding to the total amount of Greenhouse Gases (GHG) in the atmosphere. The financial sector has a critical role to play in supporting the economy to reach this goal. It is estimated that at least $3-5 trillion1 of additional investment will be needed each year, for the next 30 years, in order to finance the transition. At Barclays we are determined to play our part. In March 2020, we announced our ambition to be a net zero bank by 2050, becoming one of the first banks to do so. We have a strategy, in three parts, to turn that ambition into action:
1. Achieving net zero operations
As part of our ambition to be a net zero bank by 2050, Barclays is working to achieve net zero operations. Barclays has been carbon neutral2 for its scope 1,3 scope 24 and scope 3 (business travel) emissions since 2020. We intend to remain carbon neutral, while investing in the continued decarbonisation of our operations.
We are defining net zero operations as the state in which we will achieve a GHG reduction of our scope 1 and scope 2 emissions of at least 90% against a 2018 baseline and use carbon removals to neutralise any limited operational emissions that we cannot yet eliminate.
2. Reducing our financed emissions
Most of our emissions result from the activities of the clients that we finance and those generated in their respective value chains. These are so-called ‘financed emissions’ and fall within the general definition of scope 3 emissions.
In November 2020, we published details of our strategy for measuring and managing alignment of our financing with the goals and timelines of the Paris Agreement. Our approach is underpinned by BlueTrackTM5, a methodology we have developed for measuring our financed emissions and tracking them at a portfolio level against the goals of the Paris Agreement. BlueTrack builds on and extends existing industry approaches to cover not only lending but also capital markets financing. This better reflects the breadth of our support for clients through our investment bank.
We are setting ambitious targets, informed by Paris-aligned benchmark scenarios, to reduce our financed emissions. We also have clear restrictions on financing certain energy sector activities, including relating to thermal coal, oil sands, hydraulic fracturing (‘fracking’) and projects in the Arctic Circle.
We have used BlueTrack™ to assess the financed emissions of our client portfolios in the Energy and Power sectors, prioritising these two sectors because they are responsible for up to three-quarters of all GHG emissions globally and because Barclays has meaningful exposure to them. Therefore, they represented the most appropriate starting place from which to make a significant difference. In November 2020, we set a target for a 30% reduction in the CO2 intensity of our Power portfolio by 2025, as well as a target for a 15% CO2 reduction in absolute emissions of our Energy portfolio by 2025.
3. Financing the transition
Barclays is providing the green and sustainable finance required to transform the economies we serve. We are channelling investment, including our own capital, into new green technologies and infrastructure project that will build up low-carbon energy capability.
Barclays continued to make progress in 2021 against our sustainable finance commitments to facilitate £150bn of social, environmental and sustainability-linked financing from 2018 to 2025; and to facilitating £100bn of green financing by 2030. On a cumulative basis, by year end 2021 we have facilitated a total of £193.3bn in social, environmental and sustainability-linked financing since 2018. We facilitated £29.8bn of green financing in 2021, up 70% from £17.6bn in 2020 and comprised of:
•labelled, 'use of proceeds' and business mix financing in environmental categories (£22.6bn in 2021), and
•sustainability-linked financing that incorporates environmental performance targets (£7.2bn in 2021).
Managing climate-related risks
Our strategy is underpinned by the way we assess and manage our exposure to climate-related risk. From 2022, Climate Risk will be a Principal Risk under Barclays’ Enterprise Risk Management Framework.

Notes
Note 1 “$3-5trn as estimated in the GFMA/BCG (Global Financial Markets Association/Boston Consulting Group) Climate Finance Markets and the Real Economy report, December 2020
Note 2 We are defining carbon neutral as first reducing carbon dioxide emissions then counterbalancing carbon dioxide emissions from scope 1, scope 2 and scope 3 (business travel) with carbon offsets.
Note 3 Scope 1 emissions include our direct GHG emissions from natural gas, fuel oil, company cars and HFC refrigerants.
Note 4 Scope 2 emissions include our indirect GHG emissions from purchased electricity and purchased steam and chilled water.
Note 5 Further information and a detailed methodology white paper are available online, see home.barclays/sustainability/our-position-on-climate-change/bluetrack/.

Barclays Bank PLC 2021 Annual Report on Form 20-F	234

Additional unaudited information
Additional financial disclosure
Important information
In preparing the ESG section within the Form 20-F, we have:
i.made a number of key judgements, estimations and assumptions, and the processes and issues involved are complex. This is for example the case in relation to financed emissions, classification of environmental and social financing and operational emissions and measurement.
ii.used ESG and climate data, models and methodologies that we consider to be appropriate and suitable for these purposes as at the date on which they were deployed. However, these data, models and methodologies are not of the same standard as those available in the context of other financial information, nor subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. There is an inability to rely on historical data as a strong indicator of future trajectories, in the case of climate change and its evolution. Outputs of models, processed data and methodologies will also be affected by underlying data quality which can be hard to assess.
The data models and methodologies used and the judgements, estimates or assumptions made are rapidly evolving and this may directly or indirectly affect the metrics, data points and targets contained in this section of the Form 20-F. We continue to review and develop our approach to data, models and methodologies in line with market principles and standards as this subject area matures. Further development of accounting and/or reporting standards could impact (potentially materially) the performance metrics, data points and targets referenced in this report. In future reports we may present some or all of the information for this reporting period using updated or more granular data, or improved models, methodologies, market practices or standards. Such re-presented information may result in different outcomes than those included in this section of the Form 20-F. Where information is re-presented from time to time, we will identify this and (where we think it is appropriate) include an explanation. It is important for readers and users of this report to be aware that direct like-for-like comparisons of each piece of information disclosed may not always be possible from one reporting period to another.

Barclays Bank PLC 2021 Annual Report on Form 20-F	235

Glossary of terms
Barclays Bank PLC (BBPLC or the Company) is a wholly-owned subsidiary of Barclays PLC. The consolidation of Barclays Bank PLC and its subsidiaries is referred to as the Barclays Bank Group. The term Barclays refers to either Barclays PLC (or BPLC) or, depending on the context, the Barclays Group as a whole. The term Barclays Group refers to BPLC together with its subsidiaries.‘
Advanced-Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
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
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (e.g. Barclays Bank Group) trading in US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays Bank Group operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The probability of default over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.
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
‘Asia’ Geographic segment comprising countries where Barclays Bank Group operates within Asia and the Middle East.
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
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Barclays Africa Group Limited (now Absa Group Limited), which was previously a subsidiary of the Barclays Group. Following a sell down of shares resulting in a loss of control, the Barclays Group's shareholding in Absa Group Limited is now classified as a financial asset at fair value through other comprehensive income (FVOCI).
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted

Barclays Bank PLC 2021 Annual Report on Form 20-F	236

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
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk, that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
‘Book quality’ In the context of the Capital Risk section of the Barclays Bank PLC Annual Report, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays Bank PLC Annual Report, changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK Government (British Business Bank) backed loan scheme which allowed small and medium-sized businesses to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions.
‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer is to let the property at origination.
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
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the countercyclical capital buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package amends CRD. These amendments entered into force from 27 June 2019, with EU member states required to adopt the measures within the Directive by 28 December 2020. CRD forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended, and is subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022.
‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity. Between 27 June 2019 and 28 June 2023, this regulation will be amended in line with the requirements of amending Regulation (EU) 2019/876 (CRR II). CRR, as amended by CRR II, forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended, and is subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022.

Barclays Bank PLC 2021 Annual Report on Form 20-F	237

‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II will be introduced between 27 June 2019 and 28 June 2023. CRR, as amended by CRR II, forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended, and is subject to the temporary transitional powers available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022. Following a consultation process in 2021 the PRA finalised their implementation of the CRR II package through Policy Statement 22/21. The finalised requirements were implemented in the UK with effect from 1 January 2022.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
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
‘Client Assets’ Assets managed or administered by the Barclays Bank Group on behalf of its clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘Climate risk’ The impact on Financial and Operational Risks arising from climate change through physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios.
'Connected risks' The second-order risks arising from physical or transition risk impacts. Connected risk is diverse, impacting customer and wholesale portfolios.
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
‘Combined Buffer Requirement (CBR)’ In the context of the CRD capital obligations, the total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the counter-cyclical buffer, and the OSII buffer if applicable to a firm.
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
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	238

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
‘Consumer, Cards and Payments (CC&P)' International Cards and Consumer Bank (including Barclays US Consumer Bank, and Barclaycard Germany), Unified Payments (including merchant acquiring and commercial payments) and Private Bank.
‘Contingent Capital Notes (CCNs)’ Interest bearing debt securities issued by the Barclays Bank Group or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer's perspective in the event of the Common Equity Tier 1 (CET1) ratio of the relevant Barclays Group entity falling below a specific level, or at the direction of regulators.
‘Conversion Trigger’ Used in the context of Contingent Capital Notes and AT1 securities. A conversion trigger event occurs when the CET1 ratio of the bank falls below a certain level (the trigger) as defined in the Terms & Conditions of the instruments issued. See ‘Contingent Capital Notes (CCNs)’.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS scheme provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions.
'Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to CCFF) adversely impacted by COVID-19. The CLBILS scheme provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee.
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
‘Covid Corporate Finance Facility (CCFF)’: Bank of England (BOE) scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge coronavirus disruption to their cash flows. The Bank of England provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acts as dealer.
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
‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	239

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
‘Credit risk’ The risk of loss to Barclay Bank Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
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
‘DBRS’ DBRS Morningstar, a credit rating agency.
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
‘Default fund contributions’ The contribution made by members of a central counterparty (CCP). All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact that risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
‘Domestic Liquidity Sub-Group Arrangement (DoLSub)’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the Prudential Regulation Authority (PRA).
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.

Barclays Bank PLC 2021 Annual Report on Form 20-F	240

'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Bank Group’s risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclay Bank Group identifies and manages risk. The framework identifies the principal risks faced by the Barclays Bank Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
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
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smooth the income over a medium/long term.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclay Bank Group operates within the EU (excluding the UK), Northern Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability efficiency and orderly functioning of the banking sector.
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
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Bank Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
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
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.

Barclays Bank PLC 2021 Annual Report on Form 20-F	241

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
‘Fitch’ A credit rating agency.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclay Bank Group or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan subject to local law and recover amounts it is owed.
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
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended.
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
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined buffers that apply to the bank.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	242

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
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
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
‘Head Office’ Comprises head office, Barclays Services FTE and legacy businesses.
‘High-Net-Worth’ Businesses within Barclays International that provide banking and other services to high net worth customers.
‘High quality liquidity assets (HQLA)’ It comprises eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclay Bank Group in July 2016, which holds most of Barclays’ subsidiaries and assets in the US.
'Internal Model Approach (IMA)’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
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
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	243

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
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced IRB (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation IRB (F-IRB): the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘IRB Roadmap’ introduction of several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk, PRA confirmed UK firms to implement these changes from 1 January 2022.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	244

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
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Bank Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
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
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays Bank PLC Annual Report, the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial Instruments Regulation 600/2014 (as amended from time to time), which together are European Union law that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	245

‘Model updates’ In the context of the Capital Risk section of the Barclays Bank PLC Annual Report, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
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
‘National discretion’ Discretions in CRD given to EU member states to allow the local regulator additional powers in the application of certain CRD rules in its jurisdiction.
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
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include such items as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
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
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	246

‘Operational Riskdata eXchange Association (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.
‘Origination led’ Focus on high margin, low capital fee based activities and related hedging opportunities.
‘O-SII Buffer’ As part of the implementation of CRD V requirements in the UK, the Other Systemically Important Institutions (O-SII) Buffer replaces the CRD IV Systemic Risk Buffer. For implementation in January 2021, the O-SII Buffer was set at the same rate as a firms’ previous SRB buffer.
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
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Bank Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Bank Group’s tangible shareholders’ equity and the amounts allocated to businesses.
'Physical risks' Physical risks resulting from a changing climate can be event driven (acute risks), including increased severity of extreme weather events such as cyclones, hurricanes and flood. Longer term shifts in climate patterns (chronic risks) arise from sustained higher temperatures that may cause rises in sea levels, rising mean temperatures and more severe weather events. These changes are likely to lead to risks for sovereigns, business models and supply chains.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	247

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
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
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
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity. From 1 January 2022, ‘matching deposits’ will become ‘matching liabilities’ increasing the scope of matching possible against central bank claims.
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Capital Requirements Regulation (CRR Article 154.4). It includes most types of credit card exposure.
‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and interest rate derivatives.
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
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if, assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	248

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
‘Return on average tangible shareholders’ equity (RoTE)’ Profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
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
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the US Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by U.S. Treasury securities in the repurchase agreement (repo) market.
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
‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.
‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclay Bank Group to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	249

defined in accordance with Commission Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Software intangibles benefit’ This benefit was introduced as part of the EU response package to the COVID-19 pandemic. It will be reversed as part of the UK implementation of CRR II from 1 January 2022, at which point software assets will be fully deducted from CET 1 capital.
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
‘Standard & Poor’s’ A credit rating agency.
'Standardised Approach for Counterparty Credit Risk (SA-CCR)' The approach for the calculation of exposure at default for derivative and long-settlement transactions being introduced in the UK under CRR II, from 1 January 2022. This is a more risk sensitive approach that replaces the Current Exposure Method (CEM) and Standardised Method (SM) applicable under CRR.
‘Standardised approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able calculate regulatory capital requirements per standardised approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
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
‘Sterling Over Night Index Average (SONIA)’ Reflects bank and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the Bank of England.
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
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios. Under Article 352(2) of the CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On the 15th December 2021 the PRA issued Barclays this permission; taking effect from 31 December 2021. Any long FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F	250

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
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
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
‘The three lines of defence’ The three lines of defence operating model enables Barclay Bank Group to separate risk management activities between those client facing areas of the Barclays Bank Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to operational and conduct risks.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
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
'Transition risks' The transition to a lower carbon economy will involve significant rapid policy, regulatory and legal changes, as evolving technology and markets adapt to a changing climate and associated impacts. These changes will lead to risks for sovereigns, business models and supply chains.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in Part Ten of CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.

Barclays Bank PLC 2021 Annual Report on Form 20-F	251

‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or not otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclay Bank Group operates comprising the UK. Also see ‘Europe’.
‘UK Bank Levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.
‘UK leverage exposure’ Calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity. From 1 January 2022, ‘matched by deposits’ will change to ‘match by liabilities’.
‘UK leverage ratio’ As per the PRA rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage. In October 2021, PRA issued Policy Statement 21/21 whereby a single UK Leverage Ratio requirement is adopted and changes to the definition of Leverage Exposure Measure and reporting and disclosure requirements have become applicable from 1 January 2022.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Co-branded credit card programmes with companies across various sectors including travel, entertainment, and retail.
‘US Residential’ Mortgage-Backed Securities' that represent interests in a group of US residential mortgages.
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
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using SONIA (‘Sterling Overnight Index Average’) as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
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
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

Barclays Bank PLC 2021 Annual Report on Form 20-F	252

EXHIBIT INDEX

Exhibit	Description

1.1	Articles of Association of Barclays Bank PLC (incorporated by reference to the Form 6-K filed on May 13th, 2010) filed with the SEC on June 8, 2021

2.1	Long Term Debt Instruments: Barclays Bank PLC is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of its total assets (on a consolidated basis) is authorised to be issued. Barclays Bank PLC hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

2.2	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Barclays Bank PLC Directors Deferred Compensation Plan (incorporated by reference to the Barclays Bank PLC Registration Statement on Form S-8 (File no. 333-149301) filed on February 19, 2008).

4.2	Barclays Bank PLC Senior Management Deferred Compensation Plan (incorporated by reference to the Barclays Bank PLC Registration Statement on Form S-8 (File no. 333-149302) filed on February 19, 2008).

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

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of KPMG LLP for incorporation by reference of reports in certain securities registration statements of Barclays Bank PLC.

99.1	A table setting forth the issued share capital of Barclays Bank Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2021.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

Barclays Bank PLC 2021 Annual Report on Form 20-F	253

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date February 23, 2022	Barclays Bank PLC (Registrant)

	By	/s/ Steven Ewart
Steven Ewart, Chief Financial Officer

Barclays Bank PLC 2021 Annual Report on Form 20-F	254