Form 20-F/A
period 2021-12-31
BARCLAYS BANK PLC
filed 2022-05-23
CIK 312070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F/A
Amendment No. 1
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2021
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
Yes ☐ No ☐
EXPLANATORY NOTE
Barclays Bank PLC (the Company) is filing this Amendment No. 1 on Form 20-F/A (Amendment No. 1) to amend its Annual Report on Form 20-F for the fiscal year ended 31 December 2021 (Original Filing) that was filed with the US Securities and Exchange Commission (SEC) on 23 February 2022 (Original Filing Date). The purpose of this Amendment No. 1 is to:
•reflect the restatement of the Company’s financial statements and consolidated financial statements as at and for the year ended 31 December 2021, including the notes thereto (Restated Financial Statements), which are hereby refiled to reflect both a £220m litigation and conduct provision and associated income statement charge recognised in the year ended 31 December 2021 and a contingent liability disclosure in respect of the impact of the c.$15bn over-issuance of securities in excess of the maximum aggregate offering price registered under the Company’s Registration Statement on Form F-3, as declared effective by the SEC in August 2019 (2019 F-3) (the Over-issuance of Securities), and related potential claims and enforcement actions against the Company and its affiliates, as well as a small number of non-adjusting post-balance sheet events as described in further detail under Note 1a to the Restated Financial Statements;
•amend related disclosures in the Original Filing to reflect the Restated Financial Statements;

•amend the disclosure under the headings ‘Governance—Corporate Governance Statement—Audit, Risk and Internal Control,’ ‘Governance—Corporate Governance Statement—Changes in internal control over financial reporting’ and ‘Additional unaudited information—Disclosure controls and procedures’ and include disclosure under the heading ‘Governance—Corporate Governance Statement—Material Weakness,’ to reflect management’s conclusion that the Company’s internal control over financial reporting and disclosure controls and procedures were not effective under the applicable Committee of Sponsoring Organizations (COSO) Framework as at 31 December 2021 due to a material weakness in the Company’s internal control over financial reporting identified subsequent to the Original Filing Date as a result of the Over-issuance of Securities having occurred and not been immediately identified, as publicly disclosed by the Company in its announcement of 28 March 2022, and to disclose the remediation efforts undertaken by the Company’s management as at the date of this filing;
•amend disclosure under the heading ‘Risk review—Material existing and emerging risks’ to include a risk factor on the material weakness in the Company’s internal control over financial reporting identified subsequent to the Original Filing Date and a risk factor on the Over-issuance of Securities;
•include the revised Report of Independent Registered Public Accounting Firm of KPMG LLP (KPMG) on the Restated Financial Statements;
•include currently-dated certifications from the Chief Executive and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, included in this Amendment No. 1 as Exhibits 12.1 and 13.1;
•include a currently-dated consent letter from the Company’s independent registered public accounting firm, KPMG, as Exhibit 15.1;
•include 'Articles of Association of Barclays Bank PLC' as Exhibit 1.1; and
•amend Exhibit 99.1 to reflect the Restated Financial Statements.
Other disclosure in this Amendment No. 1 is included for the convenience of the reader only and has not been updated from the Original Filing. Therefore, except for the changes expressly described above, this Amendment No. 1 continues to present information as at the Original Filing Date and does not amend, supplement or update any information contained in the Original Filing to give effect to any subsequent events. Accordingly, this Amendment No. 1 should be read in conjunction with the Company's reports filed with the SEC subsequent to the Original Filing Date. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements or disclosure contained in the Original Filing are true and complete as of any date subsequent to the Original Filing Date, except as expressly noted above.
See Restatement of financial statements (Note 1a) on page 118 for further details on the Over-issuance of Securities.

SEC Form 20-F Cross reference information

Form 20-F item number	Page and caption references in this document*

1Identity of Directors, Senior Management and Advisers	Not applicable

2Offer Statistics and Expected Timetable	Not applicable
3Key Information
A.Reserved
B.Capitalization and indebtedness	Not applicable
C.Reason for the offer and use of proceeds	Not applicable
D.Risk factors**	26-38
4.Information on the Company
A.History and development of the company	Omitted
B.Business overview**	i (Market and other data), 95-100,121-122 (Note 2), 215
C.Organizational structure	184-188 (Notes 32 and 33), 211-214
D.Property, plants and equipment	158-159 (Note 19)
4AUnresolved staff comments	Not applicable
5Operating and Financial Review and Prospects
A.Operating results**	26-38, 39-46, 86, 91-94, 95-100, 135-143 (Note 13), 193, 215-216
B.Liquidity and capital resources	Omitted
C.Research and development, patents and licenses, etc.	Omitted
D.Trend information**	26-38, 209-210
E.Critical accounting estimates**	118
F.Reserved
G.Reserved
6Directors, Senior Management and Employees
A.Directors and senior management	Omitted
B.Compensation	Omitted
C.Board practice	6-8, 12
D.Employee	Omitted
E.Share ownership	Omitted
7Major Shareholders and Related Party Transactions
A.Major shareholders	Omitted
B.Related party transactions	Omitted
C.Interests of experts and counsel	Not applicable
8Financial Information
A.Consolidated statements and other financial information**	105-214
B.Significant changes	Not applicable
9The Offer and Listing
A.Offer and listing details	Not applicable
B.Plan of distribution	Not applicable
C.Market	Not applicable
D.Selling shareholders	Not applicable
E.Dilution	Not applicable
F.Expenses of the issue	Not applicable
10Additional Information
A.Share capital	Not applicable
B.Memorandum and Articles of Association	203-205
C.Material contracts	Not applicable
D.Exchange controls	208
E.Taxation	205-208
F.Dividends and paying assets	Not applicable
G.Statement by experts	Not applicable
H.Documents on display	208
I.Subsidiary information	184-185 (Note 32), 211-214
11Quantitative and Qualitative Disclosure about Market Risk**	22-100, 134-155 (Notes 12-16)
12Description of Securities Other than Equity Securities
A.Debt Securities	Not applicable
B.Warrants and Right	Not applicable
C.Other Securities	Not applicable
D.American Depositary Share	Not applicable
13Defaults, Dividends Arrearages and Delinquencies	Not applicable
14Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15Controls and Procedures
A.Disclosure controls and procedures**	208
B.Management’s annual report on internal control over financial reporting**	13
C.Attestation report of the registered public accounting firm	Not applicable
D.Changes in internal control over financial reporting**	14
16AAudit Committee Financial Expert	Omitted
16BCode of Ethics	Omitted
16CPrincipal Accountant Fees and Services	12, 195 (Note 39)
16DExemptions from the Listing Standards for Audit Committees	Not applicable
16EPurchases of Equity Securities by the Issuer and Affiliated Purchasers	15
16FChange in Registrant’s Certifying Accountant	Not applicable
16GCorporate Governance**	2-14
16H Mine Safety Disclosure	Not applicable
16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
17Financial Statements	Not applicable (See Item 8)
18Financial Statements	Not applicable (See Item 8)
19Exhibits**	Exhibit Index
*Certain items are indicated as omitted as Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is a reporting company under the Securities Exchange Act of 1934, and meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to annual reports on Form 20-F, and is therefore filing this Form 20-F with a reduced disclosure format.
** Item amended pursuant to this Amendment No. 1.

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
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. Barclays Bank Group cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Barclays Bank Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets (including, without limitation, environmental, social and governance (ESG) commitments and targets), estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, emerging and developing ESG reporting standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, the Barclays Bank Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, environmental, social and geopolitical risks, and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Barclays Bank Group or any securities issued by such entities; the direct and indirect consequences of the Russia-Ukraine War on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures or ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Barclays Bank Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in Barclays Bank PLC’s filings with the SEC (including, without limitation, Barclays Bank PLC’s Annual Report on Form 20-F for the fiscal year ended 31 December 2021, as amended), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays Bank Group's ’obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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

Governance
Contents

Our corporate governance processes and the role they play in supporting the delivery of our strategy.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	1

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
Nigel Higgins
Chairman – Barclays Bank Group
22 February 2022

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	2

Governance
Corporate Governance Statement
Overview of Governance Framework
Following the structural reform programme to realign the Barclays Group and ring-fence the Barclays Group's UK consumer banking business in April 2018, and a further review (post the structural reform programme) of the corporate governance structure of BBPLC and Barclays PLC (BPLC) (reflecting outcomes of discussions with the Barclays Group's regulators) in 2019, the membership of the BBPLC and BPLC boards was partially consolidated, such that membership of the BBPLC Board now comprises a subset of the BPLC Board, with all members of the BPLC board, except the Barclays Group Senior Independent Director, the Chair of Barclays Bank UK PLC (BBUKPLC) and one other Non-Executive Director, also serving on the board of BBPLC. This improved the coordination and efficiency between the two boards and reduced complexity and unnecessary duplication. This structure vests oversight over the activities of BBPLC in a board the members of which also have direct accountability to BPLC’s shareholders through their separate responsibilities as members of the BPLC board.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	3

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

Principle Four: Audit, Risk and Internal Control
A board should establish formal and transparent policies and procedures to (i) identify the nature and extent of principal risks the company is willing to take in order to achieve its long-term strategic objectives; (ii) manage such risks effectively; (iii) oversee the internal control framework; (iv) promote the independence and effectiveness of internal and external audit functions; and (v) satisfy itself on the integrity of financial reporting.a

▪The Company is committed to operating within a strong system of internal control that enables business to be transacted and risks taken without exposure to unacceptable potential losses or reputational damage. The principal risks facing the Barclays Bank Group have been identified and robust processes are in in place to evaluate and manage such risks including regular reporting to, and oversight by, the Risk Committee and the Board. A key component of the risk management framework is the Enterprise Risk Management Framework (ERMF), which supports the business in
a.See "Audit, Risk and Internal Control", "Material Weakness" and "Changes in internal control over financial reporting" on pages 13 to 14 for a discussion of the material weakness in the Company's internal control over financial reporting identified subsequent to the Original Filing Date as a result of the Over-issuance of Securities having occurred and not being immediately identified, as publicly disclosed by the Company in its announcement of 28 March 2022, and the remediation efforts undertaken by the Company's management as at the date of this filing.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	4

Governance
Corporate Governance Statement
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
▪The Audit Committee continues to provide its oversight of the financial reporting processes and the work of the external and internal auditors (including independence and effectiveness). Further detail can be found on pages 12 to 14 of this report.

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
▪The Board and management engage throughout the year with the Company's stakeholders.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	5

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	6

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	7

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	8

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	9

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	10

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	11

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	12

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
As referenced above, the Audit Committee carries out several duties, delegated to it by the Board, including oversight of financial reporting processes, reviewing the effectiveness of internal controls, considering whistle-blowing arrangements and oversight of the work of the external and internal auditors. Save as disclosed in 'Material Weakness' below, throughout the year ended 31 December 2021 and to date, the Company has operated a system of internal control that provides reasonable assurance of effective operations covering all controls, including financial and operational controls and compliance with laws and regulations.
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
Management has assessed the internal control over financial reporting as at 31 December 2021. In making its assessment, management utilised the criteria set out in the 2013 COSO framework and identified a control deficiency that constitutes a material weakness as described below. A material weakness is a deficiency, or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of this material weakness, management has concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were not effective as at 31 December 2021.
The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 95 to 100.
Material Weakness
The Company maintains US shelf registration statements with the SEC in order to issue securities to US investors. Until May 2017, the Company was a “well known seasoned issuer” (WKSI), which (among other things) permitted the Company to register and issue an unlimited number of securities under its US shelf registration statements and pay filing fees to the SEC on a “pay-as-you-go” basis.
As a result of a resolution of an SEC enforcement action, the Company became an “ineligible issuer” as defined in Rule 405 under the Securities Act in May 2017 for a period of three years. Thus, the Company was no longer a WKSI and was required to register upfront a certain amount of securities with the SEC (thereby imposing an effective issuance limit on the US shelf registration statements) and pre-pay the associated issuance fees to the SEC.
As part of the Company’s processes in filing its shelf registration statements in 2018 and 2019 following the loss of WKSI status, a control mechanism should have been established to monitor securities issued under these registration statements against their respective issuance limits. Whilst analysis was undertaken to establish a limit for the securities issued under those shelf registration statements, referencing historic issuance volumes, no tracking control was established to monitor issuances against this limit.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	13

Governance
Corporate Governance Statement
In March 2022, the Company’s management became aware that the Company had issued securities in excess of the limit of $20.8bn since February 2021 and the potential impact of unregistered issuance was not properly reflected in the Company’s financial statements during the year ended 31 December 2021.
The fact that such over-issuance occurred and was not immediately identified highlighted a weakness in controls over the identification of external regulatory limits related to securities issuance and monitoring against these limits that constituted a material weakness in internal control over financial reporting under “COSO Principle 9: Identifies and Analyses Significant Change - The organisation identifies and assesses changes that could significantly impact the system of internal control”.
Changes in internal control over financial reporting
As noted above, subsequent to the issuance of the consolidated financial statements as at and for the financial year ended 31 December 2021, management determined that there was a material weakness in internal control over financial reporting.
As at the date of this filing, remediation efforts have begun and management is undertaking steps to strengthen the internal controls relating to the tracking of issuance programme limits. In particular, as a compensating control, all securities issuances across the Barclays Group are now conditional on regular monitoring of capacity under applicable issuance limits. The material weakness existed under the COSO framework from the time the Company filed its shelf registration statement in 2018 and as at 31 December 2021, and the material weakness continues to exist as at the date of filing of this Amendment No. 1 as it will not be considered by the Company to be fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.
Management is committed to maintaining a strong internal control environment and believes the remediation efforts will represent significant improvements to the Company’s internal control environment.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	14

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

Disclosures required pursuant to Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as updated by the 2018 Regulations can be found on the following pages:
Engagement with employees (Sch.7 Para 11 and 11A Regs 2008/2018 and S172(1) Statement)	20
Policy concerning the employment of disabled persons (Sch.7 Para 10 Regs 2008)	20
Financial Instruments (Sch.7 Para 6 Regs 2008 )	135
Hedge accounting policy (Sch.7 Para 6 Regs 2008 )	135

Profits and dividends
The results of the Barclays Bank Group show statutory profit after tax of £4,588m (2020: £2,451m). The Barclays Bank Group had net assets of £56,317m as at 31 December 2021 (2020: £53,710m).
The Company has paid a £200m dividend to its parent, BPLC. Further details on dividends on ordinary shares paid in 2021 are set out in Note 10 to the financial statements.
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

Name	Role	Effective date
Jes Staley	Chief Executive Officer	Stepped down 31 October 2021
C.S. Venkatakrishnan	Chief Executive	Appointed 1 November 2021
Robert Berry	Non-Executive Director	Appointed 8 February 2022
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	15

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	16

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	17

Governance
Directors’ report
The Directors are responsible for preparing the financial statements in accordance with Commission Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format.
The current Directors, whose names and functions are set out on page 6, confirm to the best of their knowledge that:
(a)the financial statements, prepared in accordance with (a) UK-adopted international accounting standards; (b) IFRS as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee; and (c) IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
(b)the management report, in the Strategic Report within Barclays Bank PLC Annual Report on pages 1 to 14, which is incorporated in the Directors’ Report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.
Approval of restated financial statements
The Restated Financial Statements included in this Amendment No. 1 have been approved on 22 May 2022 by the Directors of the Company on such date. The Directors of the Company on 22 May 2022 were: Nigel Higgins, C.S. Venkatakrishnan, Mike Ashley, Robert Berry, Anna Cross, Mohamed A. El-Erian, Dawn Fitzpatrick, Mary Francis and Diane Schueneman.
By order of the Board
Stephen Shapiro
Company Secretary
22 February 2022 except as revised in connection with this Amendment No.1 as to which the date is 22 May 2022
Barclays Bank PLC
Registered in England. Company No. 1026167
Registered office, 1Churchill Place, London E14 5HP

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	18

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	19

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	20

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	21

Risk review
Contents

The management of risk is a critical underpinning to the execution of the Barclays Bank Group’s strategy. The material risks and uncertainties the Barclays Bank Group faces across its business and portfolios are key areas of management focus.

Risk management strategy		Page
Overview of the Barclays Bank Group’s approach to risk management.	▪Enterprise Risk Management Framework (ERMF)	24
	▪Segregation of duties – the “Three Lines of Defence” model	24
	▪Principal risks	24
	▪Risk appetite for the principal risks	24
	▪Risk Committees	24
	▪Barclays’ risk culture	25
Material existing and emerging risks
Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	▪Material existing and emerging risks potentially impacting more than one principal risk	26
	▪Climate risk	31
	▪Credit risk	31
	▪Market risk	32
	▪Treasury and capital risk	33
	▪Operational risk	34
	▪Model risk	36
	▪Conduct risk	36
	▪Reputation risk	37
	▪Legal risk and legal, competition and regulatory matters	37
Principal risk management
The Barclays Bank Group’s approach to risk management for each principal risk with focus on organisation and structure and roles and responsibilities.	▪Climate risk management	39
	▪Credit risk management	41
	▪Market risk management	42
	▪Treasury and capital risk management	42
	▪Operational risk management	44
	▪Model risk management	45
	▪Conduct risk management	45
	▪Reputation risk management	46
	▪Legal risk management	46
Risk performance
Credit risk: The risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties (including sovereigns), to fully honour their obligations to the Barclays Bank Group, including the whole and timely payment of principal, interest, collateral and other receivables.	▪Credit risk overview and summary of performance	48
	▪Maximum exposure and effects of netting, collateral and risk transfer	50
	▪Expected credit losses	52
	▪Management adjustments to models for impairment	58
	▪Measurement uncertainty and sensitivity analysis	59
	▪Analysis of the concentration of credit risk	69
	▪Approach to the management and representation of credit quality	71
	▪Analysis of specific portfolios and asset types	75
Market risk: The risk of loss arising from potential adverse changes in the value of the Barclays Bank Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.	▪Market risk overview and summary of performance	77
	▪Review of management measures	77
Treasury and capital risk – Liquidity: The risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.	•Liquidity risk overview	80
	▪Liquidity risk stress testing	80
	▪Contractual maturity of financial assets and liabilities	81

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	22

Risk review
Contents

Risk performance continued		Page
Treasury and capital risk – Capital: The risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments and stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the Barclays Bank Group’s pension plans.	▪Capital risk overview	85
	▪Foreign exchange risk (audited)	86
	▪Pension risk review	87
Treasury and capital risk – Interest rate risk in the banking book: The risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.	▪Interest rate risk in the banking book overview and summary of performance	89
	▪Net interest income sensitivity	89
	▪Analysis of equity sensitivity	90
	▪Volatility of the fair value through other comprehensive income (FVOCI) portfolio in the liquidity pool	90
Operational risk: The risk of loss to the Barclays Bank Group from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.	▪Operational risk overview and summary of performance	91
	▪Operational risk profile	91
Model risk: The potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.	▪Model risk overview and summary of performance	93
Conduct risk: The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Barclays Bank Group's products and services.	▪Conduct risk overview and summary of performance	93
Reputation risk: The risk that an action, transaction, investment, event, decision, or business relationship will reduce trust in the Barclays Bank Group’s integrity and/or competence.	▪Reputation risk overview and summary of performance	93
Legal risk: The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Bank Group to meet its legal obligations including regulatory or contractual requirements.	▪Legal risk overview and summary of performance	94
Supervision and regulation
The Barclays Bank Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations.	▪Supervision of the Barclays Bank Group	95

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	23

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
Principal risks
The ERMF identifies nine principal risks namely: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, conduct risk, reputation risk and legal risk. Note that climate risk was added in January 2022; see page 31 for more information.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	24

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	25

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	26

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	27

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
There are several significant pieces of legislation and areas of focus which will require considerable management attention, cost and resource, including:
▪Changes in prudential requirements may impact minimum requirements for own funds and eligible liabilities (MREL) (including requirements for internal MREL), leverage, liquidity or funding requirements, applicable buffers and/or add-ons to such minimum requirements and risk weighted assets calculation methodologies all as may be set by international, EU or national authorities. This includes the upcoming implementation of the remaining Basel III reforms, as well as the expected incorporation of risks associated with climate change into the prudential framework and increased scrutiny of firms’ governance and risk management frameworks (including in respect of climate change and Environmental, Social and Governance (ESG) risks). Such or similar changes to prudential requirements or additional supervisory and prudential expectations, as well as requirements imposed by the Barclays Bank Group's regulators under the resolution framework, either individually or in aggregate, may result in, among other things, a need for further management actions to meet the changed requirements, such as:
–increasing capital, MREL or liquidity resources, reducing leverage and risk weighted assets;

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	28

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	29

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
viii) Internal control over financial reporting and disclosure controls and procedures
The Company is subject to requirements under the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act) to perform system and process evaluation and testing of its internal control over financial reporting to allow management to assess the effectiveness of its internal controls. In connection with the offer and sale of securities by the Company in excess of the amounts registered under the Company's 2019 F-3 (see ‘Material existing and emerging risks impacting individual principal risks - ix) Legal risk and legal, competition and regulatory matters – a) Over-issuance of US securities under the Company's US Shelf’ below), management has concluded that the Company had a material weakness in relation to certain aspects of its internal control environment and, as a consequence, its internal control over financial reporting as at 31 December 2021 was not effective under the applicable Committee of Sponsoring Organizations (COSO) Framework and its disclosure controls and procedures were not effective as at such date. The material weakness that has been identified relates to a weakness in controls over the identification of external regulatory limits related to securities issuance and monitoring against these limits. As a result of this weakness, the Company issued securities in excess of the amount under the 2019 F-3.
Remediation efforts have begun and the Company is taking steps to strengthen internal controls relating to securities issuance to address the material weakness. However, internal control systems (no matter how well designed) have inherent limitations and may not prevent or detect further misstatements or errors (whether of a similar or different character to the foregoing). If the Company fails to maintain an effective internal control environment or its disclosure controls and procedures are not effective, the Company could suffer material misstatements in its financial statements and fail to meet its reporting obligations, which could cause investors to lose confidence in the Company’s reported financial information. This could in turn limit the Company’s access to capital markets, negatively impact its results of operations, and lead to a negative impact on the trading price of its securities. Additionally, ineffective internal control over financial reporting could expose the Company to increased risk of fraud or misuse of corporate assets and subject it to potential regulatory investigations and civil or criminal sanctions. Any of the foregoing could have a material adverse effect on the Company’s and the Barclays Bank Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	30

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
For further details, refer to Note 7.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	31

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
For further details on the Barclays Bank Group’s approach to market risk, refer to the market risk management and market risk performance sections.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	32

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	33

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	34

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	35

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
b)Customer protection
The Barclays Bank Group must ensure that its customers, particularly those that are vulnerable, are able to make well-informed decisions on how best to use the Barclays Bank Group’s financial services and understand that they are appropriately protected if something goes wrong. Poor customer outcomes can result from the failure to: (i) communicate fairly and clearly with customers; (ii) provide services in a timely and fair manner; (iii) handle and protect customer data appropriately; and (iv) undertake appropriate activity to address customer detriment, including the adherence to regulatory and legal requirements on complaint handling. The Barclays Bank Group is at risk of financial loss and reputational damage as a result.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	36

Risk review
Material existing and emerging risks
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	37

Risk review
Material existing and emerging risks
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
a)Over-issuance of US securities under the Company's US Shelf
The Company may be subject to claims for rescission or damages and regulatory enforcement actions in connection with certain sales of securities issued by it in excess of the amount set forth in a prior registration statement.
In August 2019, the SEC declared effective the Company’s Registration Statement on Form F-3 (the 2019 F-3) covering the offer and sale of up to $20.8bn maximum aggregate offering price of securities registered thereunder. It has been estimated that the maximum aggregate offering price set forth in the Company's 2019 F-3 was exceeded in February 2021, with issuances through to 10 March 2022 exceeding the limit by approximately $15bn. The securities that were issued in this period comprise structured notes and exchange traded notes (ETNs). As such, certain offers and sales were not made in compliance with the Securities Act of 1933, as amended (the Securities Act), giving rise to rights of rescission for certain purchasers of the securities. As a result, the Company has elected to make a rescission offer (the Rescission Offer) to eligible purchasers of the relevant affected securities, which it intends to launch as soon as reasonably practicable. The Barclays Group is also engaged with, and responding to inquiries and requests for information from, various regulators, including the SEC.
The Barclays Group is conducting a review, assisted by external counsel, of the facts and circumstances relating to the sale of the relevant affected securities in excess of amounts registered under the Company's 2019 F-3 and, among other things, the control environment related to such sales. The Barclays Group is also conducting an internal review involving a five-year look-back at limits in other issuance programmes. Management has assessed as remote the risk of material financial impact associated with issuance limits other than where pre-registration of securities is required; therefore the focus of the review has been on programmes with external regulatory limits related to securities issuance. This review has not identified any other breach of a external regulatory limit in any issuance programme used by a member of the Barclays Group. Management has identified an instance where a limit imposed solely for internal governance reasons was exceeded when taking into account a large security held on the Barclays Group's own balance sheet issued under a non-SEC registered debt issuance programme which did not have an external limit, although the breach of the internal limit did not give rise to any rights on the part of investors and did not constitute a material weakness. Nevertheless, there can be no assurance that the ongoing internal or external counsel reviews will not identify additional facts and information that could be material to an evaluation of this aspect of the Barclays Group's control environment.
Under Section 12(a)(1) of the Securities Act, certain purchasers of unregistered securities have a right to recover, upon the tender of such security, the consideration paid for such security with interest, less the amount of any income received, or damages if the purchaser no longer owns the security (the Rescission Price). Pursuant to the Rescission Offer, the Company will offer to repurchase the relevant affected securities at the Rescission Price.
Although the Rescission Offer is expected to reduce liability with respect to potential private civil claims, it will not necessarily prevent such claims from being asserted against the Company and/or its affiliates, including claims under applicable US federal securities laws. Further, the Rescission Offer will not bar the SEC or other authorities from pursuing enforcement actions against the Company and its affiliates, which could result in fines, penalties and/or other sanctions.
As at 31 March 2022, the Company had a provision of £540m relating to this matter, £320m of which was recognised as at 31 March 2022 and £220m of which was recognised as at 31 December 2021 in relation to the c.$13bn over-issuance of structured notes, which represents the best estimate of the rescission right investors have for these securities. A contingent liability exists in relation to the c.$2bn over-issuance of ETNs due to evidentiary challenges and the high level of trading in the securities. A contingent liability also exists in relation to any potential civil claims or enforcement actions taken against the Company but the Company is unable to assess the likelihood of liabilities that may arise out of such claims or actions, there is currently no indication of the timetable for resolution and it is not practicable to provide an estimate of the financial effects.
The final cost of the Rescission Offer will be impacted by a number of factors, including prevailing market conditions. Prior to the completion of the Rescission Offer, the amount of the provision will fluctuate, perhaps materially, due, in part, to the volatility of the market prices for the structured notes subject to the Rescission Offer. While the Company and/or its affiliates have entered into hedging arrangements designed to minimise the volatility, such arrangements cannot by their very nature completely hedge the exposures, which may mean the final impact of the Rescission Offer may materially differ from the £540m provision reflected as at 31 March 2022. In addition, the hedging arrangements may be modified, may not prove effective (in existing or modified form), may expire prior to the end of the Rescission Offer and do not cover any other losses arising out of potential private civil claims or enforcement actions. Any of the foregoing could result in material additional losses for the Barclays Bank Group.
Any liabilities, claims or actions in connection with the over-issuance of securities under the 2019 F-3 could have a material adverse effect on the Company’s and the Barclays Bank Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.
Management has concluded that, by virtue of the fact that there was a weakness in controls over the identification of external regulatory limits related to securities issuance and monitoring against these limits, the Company had a material weakness in relation to certain aspects of its internal control environment and, as a consequence, its internal control over financial reporting and disclosure controls and procedures as at 31 December 2021 were not effective. Further details on such material weakness are set out under ‘Material existing and emerging risks potentially impacting more than one principal risk - viii) Internal control over financial reporting and disclosure controls and procedures’ above. Further details on disclosure controls and procedures are set out under “Additional unaudited information - Additional information - Disclosure controls and procedures” below.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	38

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
Working groups support the management of climate risk at Barclays Bank Group and Barclays Bank UK Group.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	39

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	40

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
▪Financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	41

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	42

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	43

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	44

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	45

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	46

Risk review
Risk performance
Credit risk

Summary of Contents		Page
Credit risk represents a significant risk to the Barclays Bank Group and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.	•Credit risk overview and summary of performance	48
	•Maximum exposure and effects of netting, collateral and risk transfer	50

This section outlines the expected credit loss allowances, the movements in allowances during the period, material management adjustments to model output and measurement uncertainty and sensitivity analysis.	•Expected credit losses	52
	–Loans and advances at amortised cost by product	52
	–Movement in gross exposure and impairment allowance for loans and advances at amortised cost including provisions for loan commitments and financial guarantees	53
	–Stage 2 decomposition	57
	–Stage 3 decomposition	57
	•Management adjustments to models for impairment	57
	•Measurement uncertainty and sensitivity analysis	59
The Barclays Bank Group reviews and monitors risk concentrations in a variety of ways. This section outlines performance against key concentration risks.	•Analysis of the concentration of credit risk	69
	–Geographic concentrations	69
	–Industry concentrations	70
	•Approach to management and representation of credit quality	71
	–Asset credit quality	71
	–Debt securities	71
	–Balance sheet credit quality	71
	–Credit exposures by internal PD grade	73
Credit Risk monitors exposure performance across a range of significant portfolios.	•Analysis of specific portfolios and asset types	75
	–Credit cards, unsecured loans and other retail lending	75
	–Government supported loans	75

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	47

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
Please see risk management section on pages 41 to 43 for details of governance, policies and procedures.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	48

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
Of the unmitigated on balance sheet exposure, a significant portion relates to cash held at central banks, cash collateral and settlement balances, and debt securities issued by governments, all of which are considered to be lower risk. The increase in the Barclays Bank Group’s net exposure to credit risk has been mainly driven by increases in cash and balances at central banks and off-balance sheet loan commitments. Trading portfolio liability positions, which to a significant extent economically hedge trading portfolio assets but which are not held specifically for risk management purposes, are excluded from the analysis. The credit quality of counterparties to derivatives, financial investments and wholesale loan assets are predominantly investment grade and there are no significant changes from prior year. Further analysis on the credit quality of assets is presented on pages 71 to 75.
Collateral obtained
Where collateral has been obtained in the event of default, the Barclays Bank Group does not, ordinarily, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Barclays Bank Group as at 31 December 2021, as a result of the enforcement of collateral, was £22m (2020: £6m).

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	49

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
For further information on credit risk mitigation techniques, refer to the Credit risk management section.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	50

Risk review
Risk performance
Credit risk

Maximum exposure and effects of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Net exposure
Barclays Bank Group
As at 31 December 2020	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	155,902	—	—	—	—	155,902
Cash collateral and settlement balances	97,616	—	—	—	—	97,616
Loans and advances at amortised cost:
Home loans	11,193	—	(283)	(10,782)	(85)	43
Credit cards, unsecured loans and other retail lending	23,368	—	(827)	(3,459)	(195)	18,887
Wholesale loans	99,706	(6,988)	(50)	(24,328)	(4,419)	63,921
Total loans and advances at amortised cost	134,267	(6,988)	(1,160)	(38,569)	(4,699)	82,851
Of which credit-impaired (Stage 3):
Home loans	723	—	(13)	(708)	—	2
Credit cards, unsecured loans and other retail lending	600	—	(10)	(218)	(2)	370
Wholesale loans	1,327	—	(4)	(167)	(85)	1,071
Total credit-impaired loans and advances at amortised cost	2,650	—	(27)	(1,093)	(87)	1,443
Reverse repurchase agreements and other similar secured lending	8,981	—	—	(8,981)	—	—
Trading portfolio assets:
Debt securities	56,196	—	—	(391)	—	55,805
Traded loans	8,348	—	—	(374)	—	7,974
Total trading portfolio assets	64,544	—	—	(765)	—	63,779
Financial assets at fair value through the income statement:
Loans and advances	27,449	—	(9)	(21,819)	—	5,621
Debt securities	1,697	—	—	(292)	—	1,405
Reverse repurchase agreements	138,558	—	(685)	(137,466)	—	407
Other financial assets	315	—	—	—	—	315
Total financial assets at fair value through the income statement	168,019	—	(694)	(159,577)	—	7,748
Derivative financial instruments	302,693	(233,088)	(43,164)	(4,656)	(6,409)	15,376
Financial assets at fair value through other comprehensive income	51,901	—	—	(106)	(1,065)	50,730
Other assets	614	—	—	—	—	614
Total on-balance sheet	984,537	(240,076)	(45,018)	(212,654)	(12,173)	474,616

Off-balance sheet:
Contingent liabilities	20,932	—	(1,095)	(2,135)	(282)	17,420
Loan commitments	265,022	—	(56)	(35,970)	(1,479)	227,517
Total off-balance sheet	285,954	—	(1,151)	(38,105)	(1,761)	244,937

Total	1,270,491	(240,076)	(46,169)	(250,759)	(13,934)	719,553

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	51

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	52

Risk review
Risk performance
Credit risk
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees
The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the methodology used to determine credit impairment provisions is included in page 126. Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 12-month period.

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	53

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	54

Risk review
Risk performance
Credit risk

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2020	9,604	16	674	40	1,056	292	11,334	348
Transfers from Stage 1 to Stage 2	(537)	(1)	537	1	—	—	—	—
Transfers from Stage 2 to Stage 1	204	7	(204)	(7)	—	—	—	—
Transfers to Stage 3	(157)	—	(52)	(7)	209	7	—	—
Transfers from Stage 3	29	—	55	1	(84)	(1)	—	—
Business activity in the year[a]	1,193	1	—	—	1	—	1,194	1
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	133	(17)	(62)	25	32	96	103	104
Final repayments	(842)	—	(47)	(1)	(98)	(1)	(987)	(2)
Write-offs[b]	—	—	—	—	(17)	(17)	(17)	(17)
As at 31 December 2020[c]	9,627	6	901	52	1,099	376	11,627	434

Credit cards, unsecured loans and other retail lending
As at 1 January 2020	29,541	362	4,450	784	2,129	1,471	36,120	2,617
Transfers from Stage 1 to Stage 2	(4,116)	(92)	4,116	92	—	—	—	—
Transfers from Stage 2 to Stage 1	994	139	(994)	(139)	—	—	—	—
Transfers to Stage 3	(464)	(19)	(516)	(188)	980	207	—	—
Transfers from Stage 3	21	12	59	8	(80)	(20)	—	—
Business activity in the year[a]	3,467	35	130	32	29	7	3,626	74
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	(4,613)	15	(1,231)	806	38	731	(5,806)	1,552
Final repayments	(2,232)	(29)	(168)	(23)	(68)	(8)	(2,468)	(60)
Transfers to Barclays Group[d]	(2,182)	(16)	(92)	(25)	(47)	(41)	(2,321)	(82)
Disposals[e]	(1,493)	(8)	(183)	(20)	(92)	(58)	(1,768)	(86)
Write-offs[b]	—	—	—	—	(1,036)	(1,036)	(1,036)	(1,036)
As at 31 December 2020[c]	18,923	399	5,571	1,327	1,853	1,253	26,347	2,979

Wholesale loans
As at 1 January 2020	89,200	114	7,515	234	1,163	383	97,878	731
Transfers from Stage 1 to Stage 2	(10,213)	(31)	10,213	31	—	—	—	—
Transfers from Stage 2 to Stage 1	2,651	25	(2,651)	(25)	—	—	—	—
Transfers to Stage 3	(772)	(3)	(642)	(50)	1,414	53	—	—
Transfers from Stage 3	189	—	34	1	(223)	(1)	—	—
Business activity in the year[a]	19,773	44	1,954	144	393	67	22,120	255
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	7,033	154	2,969	248	5	687	10,007	1,089
Final repayments	(24,098)	(22)	(2,844)	(28)	(283)	(59)	(27,225)	(109)
Transfers to Barclays Group[d]	(509)	(1)	(600)	(22)	(18)	(6)	(1,127)	(29)
Disposals[e]	—	—	(10)	—	—	—	(10)	—
Write-offs[b]	—	—	—	—	(284)	(284)	(284)	(284)
As at 31 December 2020[c]	83,254	280	15,938	533	2,167	840	101,359	1,653
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	55

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	56

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
Total management adjustments to impairment allowance are presented by product below:

Overview of management adjustments to models for impairment (audited)[a]
	2021		2020
	Management adjustments to impairment allowances	Proportion of total impairment allowances	Management adjustments to impairment allowances	Proportion of total impairment allowances
As at 31 December	£m	%	£m	%
Home loans	34	8.8	54	12.4
Credit cards, unsecured loans and other retail lending	966	40.4	960	31.3
Wholesale loans	142	11.6	(78)	(3.3)
Total	1,142	28.6	936	16.0

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	57

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	58

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
The changes to the scenario weights in 2021 primarily reflect changes made to the severity of the scenarios. The Downside 2 scenario has been aligned with the internal stress test, which is informed by a weaker GDP outlook. The effect of this is to move the Downside 2 scenario further away from the Baseline, resulting in a lower weighting. For further details see page 60.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	59

Risk review
Risk performance
Credit risk

Baseline average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	4.9	2.3	1.9	1.7
UK unemployment[b]	4.8	4.7	4.5	4.3	4.2
UK HPI[c]	4.7	1.0	1.9	1.9	2.3
UK bank rate	0.1	0.8	1.0	1.0	0.8
US GDP[a]	5.5	3.9	2.6	2.4	2.4
US unemployment[d]	5.5	4.2	3.6	3.6	3.6
US HPI[e]	11.8	4.5	5.2	4.9	5.0
US federal funds rate	0.2	0.3	0.9	1.2	1.3

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	6.3	3.3	2.6	2.0
UK unemployment[b]	4.5	6.7	6.4	5.8	5.1
UK HPI[c]	6.1	2.4	2.3	5.0	2.4
UK bank rate	0.2	—	(0.1)	—	0.1
US GDP[a]	(4.4)	3.9	3.1	2.9	2.9
US unemployment[d]	8.4	6.9	5.7	5.6	5.6
US HPI[e]	2.3	2.8	4.7	4.7	4.7
US federal funds rate	0.5	0.3	0.3	0.3	0.4

Downside 2 average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	0.2	(4.0)	2.8	4.3
UK unemployment[b]	4.8	7.2	9.0	7.6	6.3
UK HPI[c]	4.7	(14.3)	(21.8)	11.9	15.2
UK bank rate	0.1	2.2	3.9	3.1	2.2
US GDP[a]	5.5	(0.8)	(3.5)	2.5	3.2
US unemployment[d]	5.5	6.4	9.1	8.1	6.4
US HPI[e]	11.8	(6.6)	(9.0)	5.9	6.7
US federal funds rate	0.2	2.1	3.4	2.6	2.0

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	(3.9)	6.5	2.6	1.4
UK unemployment[b]	4.5	8.0	9.3	7.8	6.3
UK HPI[c]	6.1	(13.6)	(10.8)	0.5	1.5
UK bank rate	0.2	(0.2)	(0.2)	(0.1)	(0.1)
US GDP[a]	(4.4)	(2.4)	3.6	2.1	2.0
US unemployment[d]	8.4	13.4	11.9	10.1	8.2
US HPI[e]	2.3	(17.2)	(0.7)	0.6	1.3
US federal funds rate	0.5	0.3	0.3	0.3	0.3

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	60

Risk review
Risk performance
Credit risk

Downside 1 average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	2.8	(0.7)	2.3	2.9
UK unemployment[b]	4.8	6.2	6.8	6.0	5.3
UK HPI[c]	4.7	(6.8)	(10.5)	6.9	8.6
UK bank rate	0.1	1.6	2.7	2.3	1.6
US GDP[a]	5.5	1.6	(0.4)	2.4	2.7
US unemployment[d]	5.5	5.4	6.6	6.1	5.2
US HPI[e]	11.8	(1.2)	(2.1)	4.8	5.2
US federal funds rate	0.2	1.3	2.3	2.1	1.8

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	(3.9)	6.5	2.6	1.4
UK unemployment[b]	4.5	8.0	9.3	7.8	6.3
UK HPI[c]	6.1	(13.6)	(10.8)	0.5	1.5
UK bank rate	0.2	(0.2)	(0.2)	(0.1)	(0.1)
US GDP[a]	(4.4)	(2.4)	3.6	2.1	2.0
US unemployment[d]	8.4	13.4	11.9	10.1	8.2
US HPI[e]	2.3	(17.2)	(0.7)	0.6	1.3
US federal funds rate	0.5	0.3	0.3	0.3	0.3

Upside 2 average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	7.2	4.0	2.7	2.1
UK unemployment[b]	4.8	4.5	4.1	4.0	4.0
UK HPI[c]	4.7	8.5	9.0	5.2	4.2
UK bank rate	0.1	0.2	0.5	0.5	0.3
US GDP[a]	5.5	5.3	4.1	3.5	3.4
US unemployment[d]	5.5	3.9	3.4	3.3	3.3
US HPI[e]	11.8	10.6	8.5	7.2	6.6
US federal funds rate	0.2	0.3	0.4	0.7	1.0

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP[a]	(10.1)	12.2	5.3	3.9	2.9
UK unemployment[b]	4.5	6.2	5.5	4.8	4.4
UK HPI[c]	6.1	6.6	10.4	10.8	7.3
UK bank rate	0.2	0.1	0.3	0.3	0.5
US GDP[a]	(4.4)	7.1	4.6	4.0	3.5
US unemployment[d]	8.4	5.5	4.3	4.1	4.1
US HPI[e]	2.3	8.8	9.1	8.9	7.5
US federal funds rate	0.5	0.3	0.4	0.6	0.9

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	61

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	62

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
e5-year yearly average CAGR, starting 2020 (2020: 2019)
f5-year average. Period based on 20 quarters from Q121 (2020: Q120)
g5-year quarter end CAGR, starting Q420 (2020: Q419)

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	63

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	64

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	65

Risk review
Risk performance
Credit risk

Reconciliation to total ECL	£m
Total model ECL	2,318
ECL from individually assessed impairments	463
ECL from non-modelled and other management adjustments[a]	1,217
Total ECL	3,998
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	66

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	67

Risk review
Risk performance
Credit risk

Reconciliation to total ECL[a]	£m
Total model ECL	3,875
ECL from individually assessed impairments	835
ECL from non-modelled and other management adjustments	1,125
Total ECL	5,835
Note
aIncludes £0.9bn of post model adjustment and £0.2bn ECL from non-model exposures.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	68

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
Geographic concentrations
Exposure is concentrated in the Americas 44% (2020: 41%), in the UK 25% (2020: 25%) and Europe 24% (2020: 26%).

Credit risk concentrations by geography (audited)
Barclays Bank Group	United Kingdom	Americas	Europe	Asia	Africa and Middle East	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	45,470	38,735	76,846	7,789	245	169,085
Cash collateral and settlement balances	30,107	28,272	21,754	7,210	742	88,085
Loans and advances at amortised cost	62,269	50,718	23,576	4,775	3,921	145,259
Reverse repurchase agreements and other similar secured lending	9	123	351	2,508	186	3,177
Trading portfolio assets	12,852	29,478	15,062	4,943	890	63,225
Financial assets at fair value through the income statement	26,096	95,456	30,080	21,798	9,998	183,428
Derivative financial instruments	78,449	91,992	75,245	14,709	1,896	262,291
Financial assets at fair value through other comprehensive income	4,525	20,750	15,603	4,666	363	45,907
Other assets	747	224	17	6	—	994
Total on-balance sheet	260,524	355,748	258,534	68,404	18,241	961,451

Off-balance sheet:
Contingent liabilities	7,926	10,329	3,957	1,131	403	23,746
Loan commitments	46,616	192,270	38,567	5,079	1,919	284,451
Total off-balance sheet	54,542	202,599	42,524	6,210	2,322	308,197
Total	315,066	558,347	301,058	74,614	20,563	1,269,648

As at 31 December 2020
On-balance sheet:
Cash and balances at central banks	31,235	36,063	69,962	17,987	655	155,902
Cash collateral and settlement balances	30,261	27,255	30,105	9,487	508	97,616
Loans and advances at amortised cost	61,754	40,403	23,931	4,859	3,320	134,267
Reverse repurchase agreements and other similar secured lending	10	152	323	8,285	211	8,981
Trading portfolio assets	9,787	31,003	16,861	5,947	946	64,544
Financial assets at fair value through the income statement	31,745	88,302	25,706	14,742	7,524	168,019
Derivative financial instruments	93,685	90,796	101,099	14,532	2,581	302,693
Financial assets at fair value through other comprehensive income	6,921	19,451	22,138	3,276	115	51,901
Other assets	392	185	37	—	—	614
Total on-balance sheet	265,790	333,610	290,162	79,115	15,860	984,537

Off-balance sheet:
Contingent liabilities	5,200	10,121	3,809	1,222	580	20,932
Loan commitments	46,746	175,893	36,713	4,132	1,538	265,022
Total off-balance sheet	51,946	186,014	40,522	5,354	2,118	285,954
Total	317,736	519,624	330,684	84,469	17,978	1,270,491

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	69

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

Credit risk concentrations by industry (audited)
Barclays Bank Group	Banks	Other financial insti-tutions	Manu- facturing	Const- ruction and property	Govern- ment and central bank	Energy and water	Wholesale and retail distribution and leisure	Business and other services	Home loans	Cards, unsecured loans and other personal lending	Other	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	28	—	—	—	169,057	—	—	—	—	—	—	169,085
Cash collateral and settlement balances	14,605	61,252	320	79	10,684	390	60	354	—	—	341	88,085
Loans and advances at amortised cost	7,955	33,563	5,821	13,714	15,462	4,244	7,266	13,881	10,985	26,477	5,891	145,259
Reverse repurchase agreements and other similar secured lending	595	2,049	—	—	533	—	—	—	—	—	—	3,177
Trading portfolio assets	2,560	8,818	4,881	1,048	32,483	4,043	1,734	4,716	—	—	2,942	63,225
Financial assets at fair value through the income statement	26,239	131,232	763	5,444	13,935	76	181	3,547	1,595	—	416	183,428
Derivative financial instruments	120,607	117,050	4,168	1,898	7,233	3,544	1,172	2,825	—	—	3,794	262,291
Financial assets at fair value through other comprehensive income	9,942	2,972	—	514	31,975	—	—	444	—	—	60	45,907
Other assets	401	474	1	—	8	—	—	105	—	—	5	994
Total on-balance sheet	182,932	357,410	15,954	22,697	281,370	12,297	10,413	25,872	12,580	26,477	13,449	961,451

Off-balance sheet:
Contingent liabilities	1,005	7,772	3,080	1,342	1,092	3,284	1,182	3,118	—	73	1,798	23,746
Loan commitments	1,340	53,212	42,434	15,752	1,360	26,447	15,811	25,201	341	76,759	25,794	284,451
Total off-balance sheet	2,345	60,984	45,514	17,094	2,452	29,731	16,993	28,319	341	76,832	27,592	308,197
Total	185,277	418,394	61,468	39,791	283,822	42,028	27,406	54,191	12,921	103,309	41,041	1,269,648

As at 31 December 2020
On-balance sheet:
Cash and balances at central banks	3	—	—	—	155,899	—	—	—	—	—	—	155,902
Cash collateral and settlement balances	17,961	66,696	375	35	10,828	871	30	576	—	—	244	97,616
Loans and advances at amortised cost	8,649	24,766	7,122	12,889	13,759	4,554	7,814	13,528	11,193	23,955	6,038	134,267
Reverse repurchase agreements and other similar secured lending	656	7,964	—	—	361	—	—	—	—	—	—	8,981
Trading portfolio assets	2,752	11,464	4,104	516	35,607	3,052	1,883	2,625	—	—	2,541	64,544
Financial assets at fair value through the income statement	22,766	131,929	603	2,481	5,519	13	64	3,479	971	—	194	168,019
Derivative financial instruments	155,986	116,421	4,126	2,725	11,649	3,288	1,235	2,496	—	—	4,767	302,693
Financial assets at fair value through other comprehensive income	13,003	4,258	1	333	33,774	—	—	527	—	—	5	51,901
Other assets	303	193	5	3	1	10	1	95	—	—	3	614
Total on-balance sheet	222,079	363,691	16,336	18,982	267,397	11,788	11,027	23,326	12,164	23,955	13,792	984,537

Off-balance sheet:
Contingent liabilities	1,150	5,501	3,187	1,260	1,028	3,223	978	2,283	—	155	2,167	20,932
Loan commitments	1,773	51,900	39,447	12,843	1,398	25,766	16,626	24,001	134	69,646	21,488	265,022
Total off-balance sheet	2,923	57,401	42,634	14,103	2,426	28,989	17,604	26,284	134	69,801	23,655	285,954
Total	225,002	421,092	58,970	33,085	269,823	40,777	28,631	49,610	12,298	93,756	37,447	1,270,491

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	70

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	71

Risk review
Risk performance
Credit risk

Balance sheet credit quality (audited)
Barclays Bank Group	PD Range	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total
As at 31 December 2021		£m	£m	£m	£m	%	%	%	%
Cash and balances at central banks		169,085	—	—	169,085	100	—	—	100
Cash collateral and settlement balances		78,881	9,194	10	88,085	90	10	—	100
Loans and advances at amortised cost
Home loans		9,519	809	657	10,985	87	7	6	100
Credit cards, unsecured loans and other retail lending		18,460	6,178	1,322	25,960	71	24	5	100
Wholesale loans		78,239	26,992	3,083	108,314	72	25	3	100
Total loans and advances at amortised cost		106,218	33,979	5,062	145,259	73	23	4	100
Reverse repurchase agreements and other similar secured lending		3,091	86	—	3,177	97	3	—	100
Trading portfolio assets:
Debt securities		44,488	5,735	477	50,700	88	11	1	100
Traded loans		2,172	10,144	209	12,525	17	81	2	100
Total trading portfolio assets		46,660	15,879	686	63,225	74	25	1	100
Financial assets at fair value through the income statement:
Loans and advances		16,977	18,896	28	35,901	47	53	—	100
Debt securities		1346	858	52	2,256	60	38	2	100
Reverse repurchase agreements		108,609	36,047	530	145,186	75	25	—	100
Other financial assets		67	18	—	85	79	21	—	100
Total financial assets at fair value through the income statement		126,999	55,819	610	183,428	70	30	—	100
Derivative financial instruments		246,347	15,678	266	262,291	94	6	—	100
Financial assets at fair value through other comprehensive income		45,901	6	—	45,907	100	—	—	100
Other assets		948	46	—	994	95	5	—	100
Total on-balance sheet		824,130	130,687	6,634	961,451	86	13	1	100

As at 31 December 2020
Cash and balances at central banks		155,902	—	—	155,902	100	—	—	100
Cash collateral and settlement balances		86,882	10,725	9	97,616	89	11	—	100
Loans and advances at amortised cost
Home loans		7,582	2,840	771	11,193	68	25	7	100
Credit cards, unsecured loans and other retail lending		10,742	11,259	1,367	23,368	46	48	6	100
Wholesale loans		75,672	20,828	3,206	99,706	76	21	3	100
Total loans and advances at amortised cost		93,996	34,927	5,344	134,267	70	26	4	100
Reverse repurchase agreements and other similar secured lending		8,969	12	—	8,981	100	—	—	100
Trading portfolio assets:
Debt securities		51,109	4,871	216	56,196	91	9	—	100
Traded loans		704	5,107	2,537	8,348	9	61	30	100
Total trading portfolio assets		51,813	9,978	2,753	64,544	80	16	4	100
Financial assets at fair value through the income statement:
Loans and advances		13,174	14,232	43	27,449	48	52	—	100
Debt securities		1,136	515	46	1,697	67	30	3	100
Reverse repurchase agreements		96,318	41,566	674	138,558	70	30	—	100
Other financial assets		302	13	—	315	96	4	—	100
Total financial assets at fair value through the income statement		110,930	56,326	763	168,019	66	34	—	100
Derivative financial instruments		282,864	19,352	477	302,693	94	6	—	100
Financial assets at fair value through other comprehensive income		51,893	8	—	51,901	100	—	—	100
Other assets		572	42	—	614	93	7	—	100
Total on-balance sheet		843,821	131,370	9,346	984,537	86	13	1	100

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	72

Risk review
Risk performance
Credit risk
Credit exposures by internal PD grade
The below tables represents credit risk profile by PD grade for loans and advances at amortised cost, contingent liabilities and loan commitments.
Stage 1 higher risk assets, presented gross of associated collateral held, are of weaker credit quality but have not significantly deteriorated since origination.
IFRS 9 Stage 1 and Stage 2 classification is not dependent solely on the absolute probability of default but on elements that determine a Significant Increase in Credit Risk (see Note 7 to the financial statements on page 126), including relative movement in probability of default since initial recognition. There is therefore no direct relationship between credit quality and IFRS 9 stage classification.

Barclays Bank Group
As at 31 December 2021
Credit risk profile by internal PD grade for loans and advances at amortised cost (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	52,756	855	—	53,611	280	6	—	286	53,325	0.5
4-5	0.05 to < 0.15%	Strong	17,797	211	—	18,008	6	2	—	8	18,000	—
6-8	0.15 to < 0.30%	Strong	10,764	1,220	—	11,984	15	7	—	22	11,962	0.2
9-11	0.30 to < 0.60%	Strong	21,865	1,136	—	23,001	55	15	—	70	22,931	0.3
12-14	0.60 to < 2.15%	Satisfactory	16,429	3,508	—	19,937	160	116	—	276	19,661	1.4
15-19	2.15 to < 10%	Satisfactory	6,653	4,995	—	11,648	169	302	—	471	11,177	4.0
19	10 to < 11.35%	Satisfactory	2,156	1,276	—	3,432	39	252	—	291	3,141	8.5
20-21	11.35 to < 100%	Higher Risk	593	3,196	—	3,789	72	319	—	391	3,398	10.3
22	100%	Credit Impaired	—	—	3,348	3,348	—	—	1,684	1,684	1,664	50.3
Total			129,013	16,397	3,348	148,758	796	1,019	1,684	3,499	145,259	2.4

As at 31 December 2020
Credit risk profile by internal PD grade for loans and advances at amortised cost (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	36,388	689	—	37,077	2	3	—	5	37,072	—
4-5	0.05 to < 0.15%	Strong	17,008	627	—	17,635	17	4	—	21	17,614	0.1
6-8	0.15 to < 0.30%	Strong	13,667	2,463	—	16,130	34	52	—	86	16,044	0.5
9-11	0.30 to < 0.60%	Strong	21,049	2,432	—	23,481	88	127	—	215	23,266	0.9
12-14	0.60 to < 2.15%	Satisfactory	16,951	4,913	—	21,864	293	351	—	644	21,220	2.9
15-19	2.15 to < 10%	Satisfactory	5,264	6,661	—	11,925	183	651	—	834	11,091	7.0
19	10 to < 11.35%	Satisfactory	1,042	1,698	—	2,740	25	99	—	124	2,616	4.5
20-21	11.35 to < 100%	Higher Risk	435	2,927	—	3,362	43	625	—	668	2,694	19.9
22	100%	Credit Impaired	—	—	5,119	5,119	—	—	2,469	2,469	2,650	48.2
Total			111,804	22,410	5,119	139,333	685	1,912	2,469	5,066	134,267	3.6

As at 31 December 2021
Credit risk profile by internal PD grade for contingent liabilities[a] (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	8,240	172	—	8,412	2	1	—	3	8,409	—
4-5	0.05 to < 0.15%	Strong	3,479	503	—	3,982	2	2	—	4	3,978	0.1
6-8	0.15 to < 0.30%	Strong	1,996	199	—	2,195	2	2	—	4	2,191	0.2
9-11	0.30 to < 0.60%	Strong	2,794	216	—	3,010	4	1	—	5	3,005	0.2
12-14	0.60 to < 2.15%	Satisfactory	1,990	286	—	2,276	19	8	—	27	2,249	1.2
15-19	2.15 to < 10%	Satisfactory	817	479	—	1,296	5	10	—	15	1,281	1.2
19	10 to < 11.35%	Satisfactory	607	254	—	861	21	42	—	63	798	7.3
20-21	11.35 to < 100%	Higher Risk	141	1,162	—	1,303	3	77	—	80	1,223	6.1
22	100%	Credit Impaired	—	—	180	180	—	—	1	1	179	0.6
Total			20,064	3,271	180	23,515	58	143	1	202	23,313	0.9

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	73

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	74

Risk review
Risk performance
Credit risk
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	75

Risk review
Risk performance
Market risk

Summary of Contents	Page
■Market risk overview	77	Outlines key measures used to summarise the market risk profile of the Barclays Bank Group such as VaR.
■Measures of market risk in the Barclays Bank Group and accounting measures	77
■Summary of performance in the period	77
■Traded market risk	77	The Barclays Bank Group discloses details on management measures of market risk. Total management VaR includes all trading positions and is presented on a diversified basis by risk factor.
■Review of management measures	77
–The daily average, maximum and minimum values of management VaR	77
–Business scenario stresses	78	This section also outlines the macroeconomic conditions modelled as part of the Barclays Bank Group’s risk management framework.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	76

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	77

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	78

Risk review
Risk performance
Treasury and Capital risk

Summary of Contents	Page
Liquidity risk performance
■Liquidity risk overview	80
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
Barclays Bank Group discloses the overall impact of a parallel shift in interest rates on other comprehensive income and cash flow hedges.
Barclays Bank Group measures the volatility of the value of the FVOCI instruments in the liquidity pool through non-traded market risk VaR.

■Net interest income sensitivity	89
■Analysis of equity sensitivity	90
■Volatility of the FVOCI portfolio in the liquidity pool	90

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	79

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

	2021	2020
As at 31 December	£bn	£bn
Barclays Bank Group liquidity pool	205	206
	%	%
Barclays Bank PLC DoLSub Liquidity Coverage Ratio[a]	140	145
Note
a.The LCR represents the size of the eligible liquidity buffer relative to net stress outflows measured over an acute stress scenario lasting 30 days. Liquidity outflows relating to the exercise of rescission rights by eligible purchasers of securities issuances identified as being in excess of the amounts registered under the Company's 2019 F-3 are not expected until settlement of the rescission offer. As at 31 December 2021, this was beyond the 30 day timeframe captured by the LCR.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	80

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

Contractual maturity of financial assets and liabilities (audited)
Restated[a]
Barclays Bank Group	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	168,881	204	—	—	—	—	—	—	—	—	169,085
Cash collateral and settlement balances	2,743	85,342	—	—	—	—	—	—	—	—	88,085
Loans and advances at amortised cost	17,470	7,855	6,745	4,238	9,611	19,162	20,813	27,416	14,420	17,529	145,259
Reverse repurchase agreements and other similar secured lending	58	2,934	—	—	—	184	—	—	—	1	3,177
Trading portfolio assets	146,871	—	—	—	—	—	—	—	—	—	146,871
Financial assets at fair value through the income statement	24,174	127,244	9,280	7,036	3,336	5,351	5,376	2,062	1,996	2,371	188,226
Derivative financial instruments	262,046	36	1	—	—	—	—	184	15	9	262,291
Financial assets at fair value through other comprehensive income	—	3,194	1,080	449	547	2,656	5,389	10,093	13,823	8,677	45,908
Other financial assets	607	255	130	2	—	—	—	—	—	—	994
Total financial assets	622,850	227,064	17,236	11,725	13,494	27,353	31,578	39,755	30,254	28,587	1,049,896
Other assets											11,882
Total assets											1,061,778
Liabilities
Deposits at amortised cost	201,501	41,632	12,380	1,920	2,898	558	435	242	1,031	231	262,828
Cash collateral and settlement balances	2,951	76,096	—	—	—	—	—	—	—	—	79,047
Repurchase agreements and other similar secured borrowing	20	5,022	—	—	—	3,216	4,424	—	—	87	12,769
Debt securities in issue	—	18,274	12,150	5,845	3,254	463	3,319	1,792	2,654	637	48,388
Subordinated liabilities	—	1,005	—	74	1,243	7,030	2,251	5,714	8,490	6,378	32,185
Trading portfolio liabilities	53,291	—	—	—	—	—	—	—	—	—	53,291
Financial liabilities designated at fair value	21,339	158,078	16,857	10,267	3,588	6,534	6,114	7,734	7,366	13,254	251,131
Derivative financial instruments	255,471	4	22	—	2	121	151	279	111	362	256,523
Other financial liabilities	87	3,656	15	15	12	443	52	102	183	27	4,592
Total financial liabilities	534,660	303,767	41,424	18,121	10,997	18,365	16,746	15,863	19,835	20,976	1,000,754
Other liabilities											4,707
Total liabilities											1,005,461
Cumulative liquidity gap	88,190	11,487	(12,701)	(19,097)	(16,600)	(7,612)	7,220	31,112	41,531	49,142	56,317
a.2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details. The contractual maturity profile of financial liabilities designated at fair value has been restated to reflect the impact of the over-issuance of securities. Securities issued by the Company in excess of the maximum aggregate offering price registered under the Company’s 2019 F-3 with a value of £6,997m have been classified as "on demand".

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	81

Risk review
Risk performance
Treasury and Capital risk

Contractual maturity of financial assets and liabilities (audited)
Barclays Bank Group	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
As at 31 December 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	155,122	182	598	—	—	—	—	—	—	—	155,902
Cash collateral and settlement balances	1,281	96,335	—	—	—	—	—	—	—	—	97,616
Loans and advances at amortised cost	12,854	11,149	6,291	3,770	4,314	21,271	16,663	22,387	14,127	21,441	134,267
Reverse repurchase agreements and other similar secured lending	150	8,648	—	—	—	—	183	—	—	—	8,981
Trading portfolio assets	127,664	—	—	—	—	—	—	—	—	—	127,664
Financial assets at fair value through the income statement	17,377	123,948	7,547	6,959	4,027	4,294	1,216	2,284	1,853	2,256	171,761
Derivative financial instruments	302,429	24	—	—	—	15	15	112	77	21	302,693
Financial assets at fair value through other comprehensive income	—	3,086	1,627	151	95	3,059	3,770	12,741	19,236	8,137	51,902
Other financial assets	213	286	107	5	—	3	—	—	—	—	614
Total financial assets	617,090	243,658	16,170	10,885	8,436	28,642	21,847	37,524	35,293	31,855	1,051,400
Other assets											8,331
Total assets											1,059,731
Liabilities
Deposits at amortised cost	181,455	39,409	13,975	3,665	2,283	1,144	532	602	1,252	379	244,696
Cash collateral and settlement balances	1,944	83,605	—	—	—	—	—	—	—	—	85,549
Repurchase agreements and other similar secured borrowing	4	2,545	—	—	—	1,400	2,329	4,073	—	92	10,443
Debt securities in issue	—	12,207	3,808	3,833	1,791	2,124	640	2,815	1,995	210	29,423
Subordinated liabilities	—	3,708	3,222	459	143	3,545	4,811	6,241	5,629	4,247	32,005
Trading portfolio liabilities	46,139	—	—	—	—	—	—	—	—	—	46,139
Financial liabilities designated at fair value	15,555	172,250	8,677	5,067	2,928	8,593	6,939	8,576	8,344	12,697	249,626
Derivative financial instruments	299,637	—	50	—	—	66	67	174	183	403	300,580
Other financial liabilities	70	2,072	15	15	16	233	50	90	187	62	2,810
Total financial liabilities	544,804	315,796	29,747	13,039	7,161	17,105	15,368	22,571	17,590	18,090	1,001,271
Other liabilities											4,750
Total liabilities											1,006,021
Cumulative liquidity gap	72,286	148	(13,429)	(15,583)	(14,308)	(2,771)	3,708	18,661	36,364	50,129	53,710

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	82

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
Derivative financial instruments held for trading and trading portfolio liabilities are included in the on demand column at their fair value.

Contractual maturity of financial liabilities - undiscounted (audited)
Restated[a]
Barclays Bank Group	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Deposits at amortised cost	201,501	41,632	12,380	4,818	996	240	1,048	261	262,876
Cash collateral and settlement balances	2,951	76,096	—	—	—	—	—	—	79,047
Repurchase agreements and other similar secured borrowing	20	5,022	—	—	7,798	—	—	146	12,986
Debt securities in issue	—	18,293	12,168	9,075	3,879	1,832	2,938	744	48,929
Subordinated liabilities	—	1,061	—	1,404	9,328	5,917	8,918	8,752	35,380
Trading portfolio liabilities	53,291	—	—	—	—	—	—	—	53,291
Financial liabilities designated at fair value	21,339	158,249	16,887	13,945	12,939	8,043	7,544	21,098	260,044
Derivative financial instruments	255,471	4	22	2	276	291	122	449	256,637
Other financial liabilities	87	3,658	19	38	526	122	208	29	4,687
Total financial liabilities	534,660	304,015	41,476	29,282	35,742	16,445	20,778	31,479	1,013,877

As at 31 December 2020
Deposits at amortised cost	181,455	39,409	13,975	5,949	1,686	600	1,258	385	244,717
Cash collateral and settlement balances	1,944	83,605	—	—	—	—	—	—	85,549
Repurchase agreements and other similar secured borrowing	4	2,545	—	—	3,729	4,087	—	154	10,519
Debt securities in issue	—	12,226	3,818	5,629	2,799	2,923	2,098	277	29,770
Subordinated liabilities	—	3,716	3,342	703	8,845	6,555	6,922	6,500	36,583
Trading portfolio liabilities	46,139	—	—	—	—	—	—	—	46,139
Financial liabilities designated at fair value	15,555	172,282	8,684	7,998	15,599	8,586	8,369	20,398	257,471
Derivative financial instruments	299,637	4	50	—	133	175	190	442	300,631
Other financial liabilities	70	2,076	19	39	313	113	227	86	2,943
Total financial liabilities	544,804	315,863	29,888	20,318	33,104	23,039	19,064	28,242	1,014,322
a.2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details. The contractual maturity profile of financial liabilities designated at fair value has been restated to reflect the impact of the over-issuance of securities. Securities issued by the Company in excess of the maximum aggregate offering price registered under the Company’s 2019 F-3 with a value of £6,997m have been classified as "on demand".

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	83

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	84

Risk review
Risk performance
Treasury and Capital risk
Capital risk
All disclosures in this section (pages 85 to 88) are unaudited unless otherwise stated.
Overview
Barclays Bank PLC is currently regulated by the PRA on a solo-consolidated basis. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, subject to PRA approval. The disclosures below provide key capital metrics for Barclays Bank PLC solo-consolidated.
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
Impact of the over-issuance of securities in the US
In March 2022, the Company became aware it had issued securities in excess of the amount it had pre-registered with the SEC under the the Company's 2019 F-3. The securities issued in excess of the registered amount comprised structured products and exchange traded notes. As these securities were not issued in compliance with the Securities Act, a right of rescission has arisen for certain purchasers of the securities. A proportion of the expected costs associated with the rescission offer are attributable to the financial statements for the year ended 31 December 2021. This omission in the financial statements has resulted in the restatement of the 2021 figures in the tables below.
Litigation and conduct charges in the income statement in relation to 2021 were under reported by £170m (post-tax). Total CET1 decreased by £200m from £24,128m to £23,928m, inclusive of the impact on regulatory threshold deductions. This resulted in reductions in the transitional CET1 ratio (13.0% to 12.9%), fully loaded CET1 ratio (12.7% to 12.6%), T1 ratio (17.6% to 17.5%) and total capital ratio (20.6% to 20.5%). Leverage exposure increased £1.9bn to recognise, on a regulatory basis, the potential commitment relating to the rescission offer. The CRR leverage ratio remained unchanged at 3.7%.

Capital ratios[a,b,c]
	Restated[d]
As at 31 December	2021	2020
CET1	12.9%	14.2%
Tier 1 (T1)	17.5%	18.1%
Total regulatory capital	20.5%	21.0%

Capital resources (audited)
	Restated[d]
	2021	2020
As at 31 December	£m	£m
CET1 capital	23,928	25,227
T1 capital	32,395	32,172
Total regulatory capital	37,954	37,493

Total risk weighted assets (RWAs) (unaudited)	185,467	178,156

Capital Requirements Regulation (CRR) leverage ratio [a]
	Restated[d]
	2021	2020
As at 31 December	£m	£m
CRR leverage ratio	3.7%	3.9%
T1 capital	32,395	32,172
CRR leverage exposure	883,371	826,371
Notes
aCapital, RWAs and leverage are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.
bThe fully loaded CET1 ratio was 12.6%, with £23.4bn of CET1 capital and £185bn of RWAs, calculated without applying the transitional arrangements of the CRR as amended by CRR II.
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
d2021 capital metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Impact of the over-issuance of securities in the US on this page for further details.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	85

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	86

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
Proportion of liability cash flows

27.9%
31.1%
23.6%
12.3%
4.5%
0.6%
0-10 Years
11-20 Years
21-30 Years
31-40 Years
41-50 Years
51 Years +

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	87

Risk review
Risk performance
Treasury and Capital risk
Net IAS 19 position
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	88

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	89

Risk review
Risk performance
Treasury and Capital risk
Analysis of equity sensitivity
The analysis of equity sensitivity table measures the overall impact of a +/- 25bps movement in interest rates on retained earnings, FVOCI, cash flow hedge reserves and pensions. For non-NII items a DV01 metric is used, which is an indicator of the shift in value for a 1bp movement in the yield curve.

Analysis of equity sensitivity (audited)	31 December 2021		31 December 2020
		Restated[a]
	+25 basis points	-25 basis points	+25 basis points	-25 basis points

Barclays Bank Group	£m	£m	£m	£m
Net interest income	68	(99)	86	(263)
Taxation effects on the above	(12)	18	(21)	63
Effect on profit for the year	56	(81)	65	(200)
As percentage of net profit after tax	1.2%	(1.8%)	2.7%	(8.2%)

Effect on profit for the year (per above)	56	(81)	65	(200)
Fair value through other comprehensive income reserve	(449)	380	(417)	433
Cash flow hedge reserve	(626)	626	(554)	554
Taxation effects on the above	290	(272)	262	(266)
Effect on equity	(729)	653	(644)	521
As percentage of equity	(1.3%)	1.2%	(1.2%)	1.0%
Note
+25bps AEaR reflects refined modelling of pricing assumptions for 2021. Based on these assumptions, the 2020 scenario would have shown an effect on equity of £(617)m.
a.2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	90

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	91

Risk review
Risk performance
Operational risk
The analysis below presents the Barclays Bank Group’s operational risk events by Basel event categorya:
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
For further information, refer to the operational risk management section.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	92

Risk review
Risk performance
Model risk, Conduct risk, Reputation risk and Legal risk
All disclosures in these model risk, conduct risk, reputation risk and legal risk sections on pages 93 to 95 are unaudited unless otherwise stated.
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
The Barclays Bank PLC Board Risk Committee and senior management received conduct risk dashboards setting out key indicators in relation to conduct risk. These continue to be evolved and enhanced to allow effective oversight and decision-making. The Barclays Bank Group has operated at the overall set tolerance for conduct risk throughout 2021. The tolerance adherence is assessed by the business through key indicators and reported to the Barclays Bank PLC Board Risk Committee as part of the conduct risk dashboard. The ratings included in the conduct risk dashboards may be subject to change pending the outcome of the review by external counsel of the facts and circumstances relating to the over-issuance of securities under the Company’s 2019 F-3 (as announced on 28 March 2022).
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	93

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
Throughout 2021, the Barclays Bank Group has operated within set tolerances for legal risk. Tolerances adherence is assessed through key indicators, which are also used to evaluate the legal risk profile and are reviewed, at least annually, through the relevant risk and control committees. Minimum mandatory controls to manage legal risks are set out in the legal risk standards and are subject to ongoing monitoring. This assessment may be subject to change pending the outcome of the review by external counsel of the facts and circumstances relating to the over-issuance of securities under the Company’s 2019 F-3 (as announced on 28 March 2022).

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	94

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	95

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	96

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	97

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	98

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	99

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	100

Financial statements
Contents
Detailed analysis of our consolidated financial statements, independently audited and providing in-depth disclosure on the financial performance of Barclays Bank Group.

Consolidated financial statements		Page	Note
	▪Report of independent registered public accounting firm ID 1118	102	n/a
	▪Consolidated income statement	105	n/a
	▪Consolidated statement of comprehensive income	106	n/a
	▪Consolidated balance sheet	107	n/a
	▪Consolidated statement of changes in equity	108	n/a
	▪Consolidated cash flow statement	110	n/a
Parent financial statements
	▪ Parent balance sheet	111	n/a
	▪ Parent statement of changes in equity	112	n/a
	▪ Parent cash flow statement	114	n/a
Notes to the financial statements
	▪Significant accounting policies	115	1
Performance/return	▪Segmental reporting	121	2
	▪Net interest income	122	3
	▪Net fee and commission income	123	4
	▪Net trading income	125	5
	▪Net investment income	126	6
	▪Credit impairment charges	126	7
	▪Operating expenses	130	8
	▪Tax	130	9
	▪Dividends on ordinary shares and preference shares	133	10
Assets and liabilities held at fair value	▪Trading portfolio	134	11
	▪Financial assets at fair value through the income statement	134	12
	▪Derivative financial instruments	135	13
	▪Financial assets at fair value through other comprehensive income	144	14
	▪Financial liabilities designated at fair value	144	15
	▪Fair value of financial instruments	145	16
	▪Offsetting financial assets and financial liabilities	155	17
Assets at amortised cost and other investments	▪Loans and advances and deposits at amortised cost	157	18
	▪Property, plant and equipment	158	19
	▪Leases	159	20
	▪Goodwill and intangible assets	160	21
Accruals, provisions, contingent liabilities and legal proceedings	▪Other liabilities	163	22
	▪Provisions	163	23
	▪Contingent liabilities and commitments	164	24
	▪Legal, competition and regulatory matters	164	25
Capital instruments, equity and reserves	▪Subordinated liabilities	169	26
	▪Ordinary shares, share premium and other equity	172	27
	▪Reserves	175	28
Employee benefits	▪Staff costs	176	29
	▪Share-based payments	176	30
	▪Pensions and post-retirement benefits	178	31
Scope of consolidation	▪Principal subsidiaries	184	32
	▪Structured entities	185	33
	▪Investments in associates and joint ventures	188	34
	▪Securitisations	188	35
	▪Assets pledged, collateral received and assets transferred	190	36
Other disclosure matters	▪Related party transactions and Directors’ remuneration	192	37
	▪Disposal of businesses and discontinued operations	195	38
	▪Auditor’s remuneration	195	39
	▪Interest rate benchmark reform	195	40
	▪Barclays Bank PLC (the Parent company)	200	41

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	101

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
Correction of a Misstatement
As discussed in Note 1a to the consolidated financial statements, the 2021 consolidated financial statements have been restated to correct a misstatement.
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
Impairment allowance for loans and advances at amortized cost, including off-balance sheet elements of the allowance
As discussed in the credit risk disclosures on pages 48 to 75, the Company’s impairment allowance for loans and advances, including off-balance sheet elements at amortized cost was £4bn as at 31 December 2021.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	102

Report of Independent Registered Public Accounting Firm
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	103

Report of Independent Registered Public Accounting Firm
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
KPMG LLP
We have served as the Company’s auditor since 2017.
London, United Kingdom
22 May 2022

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	104

Consolidated financial statements
Consolidated income statement

		Restated[a]
		2021	2020	2019
For the year ended 31 December	Notes	£m	£m	£m
Continuing operations
Interest and similar income	3	5,672	6,006	8,085
Interest and similar expense	3	(2,599)	(2,846)	(4,178)
Net interest income		3,073	3,160	3,907
Fee and commission income	4	8,581	7,417	7,664
Fee and commission expense	4	(1,994)	(1,758)	(1,992)
Net fee and commission income		6,587	5,659	5,672
Net trading income	5	5,788	7,076	4,073
Net investment (expense)/income	6	(80)	(121)	420
Other income		40	4	79
Total income		15,408	15,778	14,151
Credit impairment releases/(charges)	7	277	(3,377)	(1,202)
Net operating income		15,685	12,401	12,949
Staff costs	29	(4,456)	(4,365)	(4,565)
Infrastructure costs	8	(1,054)	(816)	(835)
Administration and general expenses	8	(4,375)	(4,202)	(4,318)
Litigation and conduct	8	(374)	(76)	(264)
Operating expenses	8	(10,259)	(9,459)	(9,982)
Share of post-tax results of associates and joint ventures		4	7	57
(Loss)/ profit on disposal of subsidiaries, associates and joint ventures		(12)	126	88
Profit before tax		5,418	3,075	3,112
Taxation	9	(830)	(624)	(332)
Profit after tax		4,588	2,451	2,780

Attributable to:
Equity holders of the parent		3,957	1,774	2,120
Other equity instrument holders		631	677	660
Total equity holders of the parent		4,588	2,451	2,780
Profit after tax		4,588	2,451	2,780
a.2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	105

Consolidated financial statements
Consolidated statement of comprehensive income

	Restated[b]
	2021	2020	2019
For the year ended 31 December	£m	£m	£m
Profit after tax	4,588	2,451	2,780
Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[a]	(155)	(647)	(544)
Fair value through other comprehensive income reserve movement relating to debt securities
Net (losses)/gains from changes in fair value	(1,383)	2,402	2,465
Net gains transferred to net profit on disposal	(248)	(251)	(454)
Net (gains)/losses related to (releases of) impairment	(6)	1	1
Net gains/(losses) due to fair value hedging	1,105	(1,640)	(1,782)
Other movements	—	—	(8)
Tax	170	(130)	(63)
Cash flow hedging reserve
Net (losses)/gains from changes in fair value	(2,212)	1,366	823
Net gains transferred to net profit	(327)	(282)	(141)
Tax	740	(291)	(171)
Other	—	3	16
Other comprehensive (loss)/income that may be recycled to profit or loss	(2,316)	531	142

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	1,299	(77)	(280)
Fair value through other comprehensive income reserve movements relating to equity instruments	—	1	—
Own credit	(105)	(810)	(316)
Tax	(563)	198	150
Other comprehensive income/(loss) not recycled to profit or loss	631	(688)	(446)

Other comprehensive loss for the year	(1,685)	(157)	(304)

Total comprehensive income for the year	2,903	2,294	2,476

Attributable to:
Equity holders of the parent	2,903	2,294	2,476
Total comprehensive income for the year	2,903	2,294	2,476
Note
aIncludes £28m loss (2020: £8m loss; 2019: £15m profit) on recycling of currency translation differences.
b2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	106

Consolidated financial statements
Consolidated balance sheet

		Restated[a]
		2021	2020
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		169,085	155,902
Cash collateral and settlement balances		88,085	97,616
Loans and advances at amortised cost	18	145,259	134,267
Reverse repurchase agreements and other similar secured lending		3,177	8,981
Trading portfolio assets	11	146,871	127,664
Financial assets at fair value through the income statement	12	188,226	171,761
Derivative financial instruments	13	262,291	302,693
Financial assets at fair value through other comprehensive income	14	45,908	51,902
Investments in associates and joint ventures	34	24	24
Goodwill and intangible assets	21	1,449	1,154
Property, plant and equipment	19	1,248	1,537
Current tax assets		589	424
Deferred tax assets	9	2,981	2,552
Retirement benefit assets	31	3,879	1,814
Other assets		2,706	1,440
Total assets		1,061,778	1,059,731
Liabilities
Deposits at amortised cost	18	262,828	244,696
Cash collateral and settlement balances		79,047	85,549
Repurchase agreements and other similar secured borrowing		12,769	10,443
Debt securities in issue		48,388	29,423
Subordinated liabilities	26	32,185	32,005
Trading portfolio liabilities	11	53,291	46,139
Financial liabilities designated at fair value	15	251,131	249,626
Derivative financial instruments	13	256,523	300,580
Current tax liabilities		688	644
Deferred tax liabilities	9	6	225
Retirement benefit liabilities	31	246	232
Other liabilities	22	7,249	5,251
Provisions	23	1,110	1,208
Total liabilities		1,005,461	1,006,021
Equity
Called up share capital and share premium	27	2,348	2,348
Other equity instruments	27	9,693	8,621
Other reserves	28	861	3,183
Retained earnings		43,415	39,558
Total equity		56,317	53,710
Total liabilities and equity		1,061,778	1,059,731
a.2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details.
The Board of Directors approved the financial statements on pages 105 to 202, as restated to the effects described in Note 1a, on 22 May 2022.
C.S. Venkatakrishnan
Barclays Bank Group – Chief Executive
Steven Ewart
Barclays Bank Group – Chief Financial Officer

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	107

Consolidated financial statements
Consolidated statement of changes in equity

				Restated[c]	Restated[c]
	Called up share capital and share premium[a]	Other equity instruments[a]	Other reserves[b]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2021	2,348	8,621	3,183	39,558	53,710
Profit after tax	—	631	—	3,957	4,588
Currency translation movements	—	—	(155)	—	(155)
Fair value through other comprehensive income reserve	—	—	(362)	—	(362)
Cash flow hedges	—	—	(1,799)	—	(1,799)
Retirement benefit remeasurement	—	—	—	644	644
Own credit reserve	—	—	(13)	—	(13)
Other	—	—	—	—	—
Total comprehensive income for the year	—	631	(2,329)	4,601	2,903
Issue and redemption of other equity instruments	—	1,072	—	3	1,075
Other equity instruments coupons paid	—	(631)	—	—	(631)
Employee share schemes	—	—	—	436	436
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(356)	(356)
Dividends on ordinary shares	—	—	—	(794)	(794)
Dividends on preference shares and other shareholders equity	—	—	—	(27)	(27)
Capital contribution from Barclays Plc	—	—	—	—	—
Other reserve movements	—	—	7	(6)	1
Balance as at 31 December 2021	2,348	9,693	861	43,415	56,317
Notes
aFor further details refer to Note 27.
bFor further details refer to Note 28.
c2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details.
The third interim dividend in respect of 2021 of £200m was paid on 24 March 2022. On 29 April 2022, Barclays PLC made a capital contribution of £750m to Barclays Bank PLC.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	108

Consolidated financial statements
Consolidated statement of changes in equity

	Called up share capital and share premium[a]	Other equity instruments[a]	Other reserves[b]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2020	2,348	8,323	3,235	36,709	50,615
Profit after tax	—	677	—	1,774	2,451
Currency translation movements	—	—	(647)	—	(647)
Fair value through other comprehensive income reserve	—	—	383	—	383
Cash flow hedges	—	—	793	—	793
Retirement benefit remeasurement	—	—	—	(108)	(108)
Own credit reserve	—	—	(581)	—	(581)
Other	—	—	—	3	3
Total comprehensive income for the year	—	677	(52)	1,669	2,294
Issue and redemption of other equity instruments	—	298	—	(53)	245
Other equity instruments coupons paid	—	(677)	—	—	(677)
Employee share schemes	—	—	—	349	349
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(300)	(300)
Dividends on ordinary shares	—	—	—	(263)	(263)
Dividends on preference shares and other shareholders equity	—	—	—	(42)	(42)
Capital contribution from Barclays Plc	—	—	—	1,500	1,500
Other reserve movements	—	—	—	(11)	(11)
Balance as at 31 December 2020	2,348	8,621	3,183	39,558	53,710
Notes
aFor further details refer to Note 27.
bFor further details refer to Note 28.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	109

Consolidated financial statements
Consolidated cash flow statement

		Restated[a]
		2021	2020	2019
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		5,418	3,075	3,112
Adjustment for non-cash items:
Credit impairment (releases)/charges		(277)	3,377	1,202
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		683	441	459
Other provisions, including pensions		85	634	417
Net loss/(profit) on disposal of investments and property, plant and equipment		12	(119)	(84)
Other non-cash movements including exchange rate movements		1,968	(2,362)	(742)
Changes in operating assets and liabilities
Net decrease/(increase) in cash collateral and settlement balances		3,633	4,098	(5,762)
Net (increase)/decrease in loans and advances at amortised cost		(7,190)	7,142	3,937
Net decrease/(increase) in reverse repurchase agreements and other similar secured lending		5,804	(7,250)	(118)
Net increase in deposits at amortised cost		18,132	31,148	14,544
Net increase/(decrease) in debt securities in issue		18,965	(4,113)	(5,762)
Net increase/(decrease) in repurchase agreements and other similar secured borrowing		2,326	8,411	(5,346)
Net (increase)/decrease in derivative financial instruments		(3,655)	(1,604)	2,390
Net increase in trading portfolio assets		(19,207)	(14,327)	(9,299)
Net increase/(decrease) in trading portfolio liabilities		7,152	10,927	(1,402)
Net (increase)/decrease in financial assets and liabilities at fair value through the income statement		(14,960)	2,889	2,485
Net increase in other assets		(2,235)	(93)	(44)
Net increase/(decrease) in other liabilities		2,082	13	(991)
Corporate income tax (paid)/received		(1,239)	(12)	894
Net cash from operating activities		17,497	42,275	(110)
Purchase of debt securities at amortised cost		(6,931)	(7,890)	(8,565)
Proceeds from sale or redemption of debt securities at amortised cost		2,424	3,527	1,305
Purchase of financial assets at fair value through other comprehensive income		(44,058)	(57,640)	(67,056)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		47,601	53,367	67,743
Purchase of property, plant and equipment and intangibles		(758)	(303)	(610)
Disposal of subsidiaries and associates, net of cash disposed		65	736	617
Other cash flows associated with investing activities		4	11	95
Net cash from investing activities		(1,653)	(8,192)	(6,471)
Dividends paid and other coupon payments on equity instruments		(1,452)	(982)	(934)
Issuance of subordinated liabilities	26	9,099	3,856	6,785
Redemption of subordinated liabilities	26	(7,241)	(4,746)	(6,574)
Issue of shares and other equity instruments		1,072	1,134	2,292
Repurchase of shares and other equity instruments		—	(903)	(1,970)
Vesting of employee share schemes		(356)	(300)	(349)
Net cash from financing activities		1,122	(1,941)	(750)
Effect of exchange rates on cash and cash equivalents		(4,231)	1,669	(3,345)
Net increase/(decrease) in cash and cash equivalents		12,735	33,811	(10,676)
Cash and cash equivalents at beginning of year		173,125	139,314	149,990
Cash and cash equivalents at end of year		185,860	173,125	139,314
Cash and cash equivalents comprise:
Cash and balances at central banks		169,085	155,902	125,940
Loans and advances to banks with original maturity less than three months		6,473	7,281	8,158
Cash collateral balances with central banks with original maturity less than three months		9,690	9,086	4,736
Treasury and other eligible bills with original maturity less than three months		612	856	480
Cash and cash equivalents at end of year		185,860	173,125	139,314
a.2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details.
Interest received by the Barclays Bank Group was £11,616m (2020: £12,860m) and interest paid by the Barclays Bank Group was £7,493m (2020: £8,653m). These amounts include interest paid and received arising from trading activities.
The Barclays Bank Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,260m (2020: £3,119m).

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	110

Financial statements of Barclays Bank PLC
Parent company accounts

Balance sheet
		Restated[a]
		2021	2020
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		144,964	133,386
Cash collateral and settlement balances		75,571	87,723
Loans and advances at amortised cost		199,782	191,538
Reverse repurchase agreements and other similar secured lending		4,982	11,535
Trading portfolio assets		96,724	84,089
Financial assets at fair value through the income statement		236,577	203,073
Derivative financial instruments		234,409	297,129
Financial assets at fair value through other comprehensive income		44,163	50,308
Investments in associates and joint ventures		12	13
Investment in subsidiaries		19,134	17,780
Goodwill and intangible assets		109	112
Property, plant and equipment		128	425
Current tax assets		671	545
Deferred tax assets		1,679	1,171
Retirement benefit assets		3,825	1,812
Other assets		1,941	913
Total assets		1,064,671	1,081,552
Liabilities
Deposits at amortised cost		286,761	272,190
Cash collateral and settlement balances		56,419	68,862
Repurchase agreements and other similar secured borrowing		29,202	27,722
Debt securities in issue		32,585	17,221
Subordinated liabilities		31,875	31,852
Trading portfolio liabilities		50,116	48,093
Financial liabilities designated at fair value		291,062	267,137
Derivative financial instruments		227,991	292,538
Current tax liabilities		342	336
Deferred tax liabilities		6	225
Retirement benefit liabilities		104	104
Other liabilities		4,597	3,145
Provisions		919	984
Total liabilities		1,011,979	1,030,409
Equity
Called up share capital and share premium		2,348	2,348
Other equity instruments		14,400	13,328
Other reserves		(1,236)	776
Retained earnings		37,180	34,691
Total equity		52,692	51,143
Total liabilities and equity		1,064,671	1,081,552
a.2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details.
The Board of Directors approved the financial statements on pages 105 to 202, as restated to the effects described in Note 1a, on 22 May 2022.
C.S. Venkatakrishnan
Barclays Bank Group – Chief Executive
Steven Ewart
Barclays Bank Group – Chief Financial Officer

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	111

Financial statements of Barclays Bank PLC
Parent company accounts

Statement of changes in equity
				Restated[d]	Restated[d]
	Called up share capital and share premium[a]	Other equity instruments[a,b]	Other reserves[c]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2021	2,348	13,328	776	34,691	51,143
Profit after tax	—	795	—	2,641	3,436
Currency translation movements	—	—	128	—	128
Fair value through other comprehensive income reserve	—	—	(363)	—	(363)
Cash flow hedges	—	—	(1,815)	—	(1,815)
Retirement benefit remeasurement	—	—	—	612	612
Own credit reserve	—	—	31	—	31
Total comprehensive income for the year	—	795	(2,019)	3,253	2,029
Issue and redemption of other equity instruments	—	1,072	—	3	1,075
Other equity instruments coupons paid	—	(795)	—	—	(795)
Employee share schemes	—	—	—	418	418
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(356)	(356)
Dividends paid on ordinary shares	—	—	—	(794)	(794)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(27)	(27)
Other reserve movements	—	—	7	(8)	(1)
Balance as at 31 December 2021	2,348	14,400	(1,236)	37,180	52,692
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
d2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details.
The third interim dividend in respect of 2021 of £200m was paid on 24 March 2022. On 29 April 2022, Barclays PLC made a capital contribution of £750m to Barclays Bank PLC.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	112

Financial statements of Barclays Bank PLC
Parent company accounts

Statement of changes in equity
	Called up share capital and share premium[a]	Other equity instruments[a,b]	Other reserves[c]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2020	2,348	11,089	678	32,310	46,425
Profit after tax	—	829	—	1,305	2,134
Currency translation movements	—	—	(519)	—	(519)
Fair value through other comprehensive income reserve	—	—	389	—	389
Cash flow hedges	—	—	788	—	788
Retirement benefit remeasurement	—	—	—	(113)	(113)
Own credit reserve	—	—	(560)	—	(560)
Other	—	—	—	2	2
Total comprehensive income for the year	—	829	98	1,194	2,121
Issue and redemption of other equity instruments	—	2,239	—	(53)	2,186
Other equity instruments coupons paid	—	(829)	—	—	(829)
Employee share schemes	—	—	—	349	349
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(300)	(300)
Dividends paid on ordinary shares	—	—	—	(263)	(263)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(42)	(42)
Capital contribution from Barclays PLC	—	—	—	1,500	1,500
Other reserve movements	—	—	—	(4)	(4)
Balance as at 31 December 2020	2,348	13,328	776	34,691	51,143
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
cFor further details refer to Note 28 in the Barclays Bank PLC Annual Report 2021.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	113

Financial statements of Barclays Bank PLC
Parent company accounts

Cash flow statement		Restated[a]
		2021	2020	2019
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		3,323	2,155	2,018
Adjustment for non-cash items:
Credit impairment (releases)/charges		(414)	1,577	235
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		331	66	67
Other provisions, including pensions		75	505	268
Net profit on disposal of investments and property, plant and equipment		(49)	(397)	(128)
Other non-cash movements including exchange rate movements		1,109	(2,045)	1,203
Changes in operating assets and liabilities
Net decrease/(increase) in cash collateral and settlement balances		313	1,863	(7,110)
Net (increase)/decrease in loans and advances at amortised cost		(10,255)	(29,049)	5,483
Net decrease/(increase) in reverse repurchase agreements and other similar secured lending		6,553	(6,596)	1,551
Net increase in deposits at amortised cost		14,571	32,059	9,614
Net increase/(decrease) in debt securities in issue		15,364	(2,662)	(12,454)
Net increase in repurchase agreements and other similar secured borrowing		1,480	18,537	899
Net increase in derivative financial instruments		(1,827)	(860)	(3,863)
Net increase in trading portfolio assets		(12,635)	(5,010)	(5,599)
Net increase/(decrease) in trading portfolio liabilities		2,023	2,963	(1,496)
Net (increase)/decrease in financial assets and liabilities at fair value through the income statement		(9,579)	18,799	7,290
Net increase in other assets		(1,989)	(83)	(349)
Net increase/(decrease) in other liabilities		1,557	380	(1,006)
Corporate income tax (paid)/received		(373)	354	919
Net cash from operating activities		9,578	32,556	(2,458)
Purchase of debt securities at amortised cost		(5,442)	(7,129)	(7,688)
Proceeds from sale or redemption of debt securities at amortised cost		1,278	3,054	232
Purchase of financial assets at fair value through other comprehensive income		(37,842)	(51,368)	(61,877)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		41,544	47,254	62,915
Purchase of property, plant and equipment and intangibles		(20)	(27)	(139)
Disposal of subsidiaries and associates, net of cash disposed		65	736	587
Increase in investment in subsidiaries		(1,473)	(1,907)	(1,494)
Other cash flows associated with investing activities		—	8	—
Net cash from investing activities		(1,890)	(9,379)	(7,464)
Dividends paid and other coupon payments on equity instruments		(1,616)	(1,134)	(1,113)
Issuance of subordinated liabilities		8,788	3,700	6,627
Redemption of subordinated liabilities		(7,095)	(4,580)	(6,402)
Issue of shares and other equity instruments		1,072	3,075	2,292
Repurchase of shares and other equity instruments		—	(903)	(1,970)
Vesting of shares under employee share schemes		(356)	(300)	(349)
Net cash from financing activities		793	(142)	(915)
Effect of exchange rates on cash and cash equivalents		(2,913)	1,169	(2,753)
Net increase/(decrease) in cash and cash equivalents		5,568	24,204	(13,590)
Cash and cash equivalents at beginning of year		153,491	129,287	142,877
Cash and cash equivalents at end of year		159,059	153,491	129,287
Cash and cash equivalents comprise:
Cash and balances at central banks		144,964	133,386	112,287
Loans and advances to banks with original maturity less than three months		3,793	10,174	11,823
Cash collateral balances with central banks with original maturity less than three months		9,690	9,086	4,736
Treasury and other eligible bills with original maturity less than three months		612	845	441
Cash and cash equivalents at end of year		159,059	153,491	129,287
a.2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details.
Interest received by Barclays Bank PLC was £7,284m (2020: £7,921m) and interest paid by Barclays Bank PLC was £5,496m (2020: £6,441m). These amounts include interest paid and received arising from trading activities. Dividends received were £1,174m (2020: £610m).
Barclays Bank PLC was required to maintain balances with central banks and other regulatory authorities of £1,585m (2020: £1,353m).

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	114

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	115

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	116

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
The amendments are effective for annual periods beginning on or after 1 January 2023, and will be applied from that date.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	117

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
▪Credit impairment charges on pages 126 to 129
▪Tax on pages 130 to 133
▪Fair value of financial instruments on pages 145 to 155
▪Provisions including conduct and legal, competition and regulatory matters on pages 163 to 168
▪Pensions and post-retirement benefits – obligations on pages 178 to 183
7.Other disclosures
To improve transparency and ease of reference, by concentrating related information in one place, certain disclosures required under IFRS have been included within the Risk review section as follows:
▪Credit risk on pages 41 to 43 and on pages 49 to 75
▪Market risk on page 42 and on pages 76 to 78
▪Treasury and capital risk – capital on page 42 and on page 85
▪Treasury and capital risk – liquidity on page 42 and on page 80
These disclosures are covered by the Audit opinion (included on pages 102 to 104) where referenced as audited.
1a Restatement of financial statements
Barclays Bank PLC has restated these financial statements to reflect both a provision and a contingent liability disclosure in respect of the impact of an over-issuance of securities in excess of the maximum aggregate offering price registered under Barclays Bank PLC’s registration statement on Form F-3, as declared effective by the SEC in August 2019 (2019 F-3).
Due to an historic SEC settlement order, at the time the 2019 F-3 was filed, Barclays Bank PLC had ceased to be a “well-known seasoned issuer” (or WKSI) and had become an “ineligible issuer,” as defined in Rule 405 under the Securities Act of 1933, as amended (Securities Act), thus being required to register upfront a certain amount of securities with the SEC.
In March 2022, Barclays Bank PLC became aware that it had issued securities in the US in excess of the amount it had registered with the SEC under the 2019 F-3. It has been estimated that the maximum offering price set forth in the 2019 F-3 was exceeded in February 2021, with issuances through to March 2022 exceeding the $20.8bn limit by approximately $15bn. The securities that were issued in this period comprise structured notes and exchange traded notes (ETNs). As such, certain offers and sales of these securities were not made in compliance with the Securities Act, giving rise to rights of rescission for certain purchasers of the securities. Under Section 12(a)(1) of the Securities Act, certain purchasers of unregistered securities have a right to recover, upon the tender of such security, the consideration paid for such security with interest, less the amount of any income received, or damages if the purchaser no longer owns the security (the Rescission Price). As a result, Barclays Bank PLC has elected to make a rescission offer to eligible purchasers of the relevant affected securities at the Rescission Price.
A proportion of the expected costs associated with the rights of rescission of certain investors are attributable to Barclays Bank PLC’s financial statements for the year ended 31 December 2021. Accordingly, Barclays Bank PLC’s financial statements have been restated. The restatement impacts the consolidated income statement, the parent company income statement, the consolidated statement of comprehensive income, the parent company statement of comprehensive income, the consolidated balance sheet, the parent company balance sheet, the consolidated statement of changes in equity, the parent company statement of changes in equity, the consolidated cash flow statement, and the parent company cash flow statement for the year ended 31 December 2021. There was no effect on Barclays Bank PLC’s previously reported financial statements for the years ended 31 December 2020 and 2019.
The impacts of the restatement are as follows:
•Litigation and conduct charges in the consolidated income statement for the year ended 31 December 2021 were under-reported by £220m, increasing total operating expenses from a reported £10,039m to £10,259m.
•Litigation and conduct charges in the parent income statement for the year ended 31 December 2021 were under-reported by £220m, increasing total operating expenses from a reported £5,305m to £5,525m.
•Provisions on the consolidated balance sheet have increased from a reported £890m to £1,110m.
•Provisions on the parent balance sheet have increased from a reported £699m to £919m .
•The taxation charge in the consolidated income statement has reduced by £50m from a reported £880m to £830m with a corresponding decrease in current tax liabilities on the consolidated balance sheet from £738m to £688m.
•The taxation credit in the parent income statement has increased by £50m from a reported £63m to £113m with a corresponding decrease in current tax liabilities on the parent balance sheet from £392m to £342m.
•The overall impact of the restatement has been to reduce reported Barclays Bank Group profit after tax from £4,758m to £4,588m.
•The overall impact of the restatement has been to reduce reported Barclays Bank PLC profit after tax from £3,606m to £3,436m.
•The consolidated financial statements and parent company financial statements have been restated for the increased provision of £220m and lower tax charge of £50m.
•The contractual maturity profile of financial liabilities designated at fair value has been restated to reflect the over-issuance of securities.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	118

Notes to the financial statements
For the year ended 31 December 2021
The table below reflects each of the consolidated financial statement line items that were affected by the restatement:

For the year ended 31 December 2021	As reported £m	Restatement £m	As restated £m
Impact on the consolidated income statement
Litigation and conduct	(154)	(220)	(374)
Operating expenses	(10,039)	(220)	(10,259)
Profit before tax	5,638	(220)	5,418
Taxation	(880)	50	(830)
Profit after tax	4,758	(170)	4,588

Impact on the consolidated statement of comprehensive income
Profit after tax	4,758	(170)	4,588
Total comprehensive income for the year	3,073	(170)	2,903

Impact on the consolidated balance sheet
Liabilities
Current tax liabilities	738	(50)	688
Provisions	890	220	1,110
Total liabilities	1,005,291	170	1,005,461
Equity
Retained earnings	43,585	(170)	43,415
Total equity	56,487	(170)	56,317

Impact on the consolidated cash flow statement
Profit before tax	5,638	(220)	5,418
Adjustment for non-cash items
Other provisions, including pensions	(135)	220	85

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	119

Notes to the financial statements
For the year ended 31 December 2021
The table below reflects each of the line items of the parent company financial statement that were affected by the restatement:

For the year ended 31 December 2021	As reported £m	Restatement £m	As restated £m
Impact on the parent company income statement
Litigation and conduct	(140)	(220)	(360)
Operating expenses	(5,305)	(220)	(5,525)
Profit before tax	3,543	(220)	3,323
Taxation	63	50	113
Profit after tax	3,606	(170)	3,436
Attributable to:
Equity holders to the parent	2,811	(170)	2,641
Total equity holders of the parent	3,606	(170)	3,436

Impact on the parent company statement of comprehensive income
Profit after tax	3,606	(170)	3,436
Total comprehensive income for the year	2,199	(170)	2,029

Impact on the parent company balance sheet
Liabilities
Current tax liabilities	392	(50)	342
Provisions	699	220	919
Total liabilities	1,011,809	170	1,011,979
Equity
Retained earnings	37,350	(170)	37,180
Total equity	52,862	(170)	52,692

Impact on the parent company cash flow statement
Profit before tax	3,543	(220)	3,323
Adjustment for non-cash items
Other provisions, including pensions	(145)	220	75
The financial impact of the restatement has been reflected in Notes 2, 8, 9, 10, 23 and 41. Further, Note 25 (Legal, competition and regulatory matters) has also been amended to reflect matters relating to the over-issuance of securities by Barclays Bank PLC.
Finally, other non-adjusting post-balance sheet events which have no impact on the restated amounts but have been disclosed include:
•Legacy Loan Portfolio: Further to a decision by Clydesdale Financial Services Limited (CFS) in March 2022 to extend the proactive remediation of Azure Services Limited (ASL) loans beyond those brokered between April 2014 to April 2016 to include the full portfolio of ASL Loans brokered between 2006 and 2018, as at 31 March 2022, a customer remediation provision of £181m has been recognised in relation to the remediation of the ASL Loans originated outside of the April 2014 to April 2016 period. The provision represents the best estimate as at 31 March 2022. CFS continues to review complaints regarding other legacy partner finance loans, however, it is not currently possible to predict the outcome of this review or the financial impact on the Barclays Bank Group. This update has been reflected in Note 25.
•Pensions: during 2019 and 2020, the UK Retirement Fund (UKRF), the Barclays Bank Group’s main pension scheme, subscribed for non-transferable listed senior fixed rate notes for £1.25bn. As a result of these transactions, the CET1 impact of the UKRF was deferred until 2023, 2024 and 2025 upon maturity of the notes. Following the PRA’s statement on 13 April 2022, Barclays Bank PLC is planning to unwind these transactions and to agree the terms and timing of this unwind with the UKRF Trustee as part of the next triennial actuarial valuation as at 30 September 2022. Upon unwind, this would result in a c.65bps reduction to the CET1 ratio potentially being accelerated to the fourth quarter of 2022 from 2023, 2024 and 2025. As at 31 March 2022, the UKRF was in an accounting surplus of £4.4bn on an IAS 19 basis and, as at 30 September 2021, it was in a funding surplus of £0.6bn. There may also be a pension related reduction in Pillar 2A requirements in 2022 which could partially mitigate the impact of the unwind on the Barclays Bank Group surplus capital position. Note 31 has been updated accordingly.
•Dividends paid and Capital Contribution: On 24 March 2022, the third interim dividend in respect of 2021 of £200m was paid to Barclays PLC and on 29 April 2022, Barclays PLC made a capital contribution of £750m into Barclays Bank PLC. These have been disclosed as non-adjusting post-balance sheet events in a footnote to the consolidated statement of comprehensive changes in equity and parent company statement of comprehensive changes in equity.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	120

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

Analysis of results by business
	Restated[b]			Restated[b]
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2021
Total income	12,481	3,337	(410)	15,408
Credit impairment releases/(charges)	461	(185)	1	277
Net operating income/(expenses)	12,942	3,152	(409)	15,685
Operating expenses	(7,169)	(2,316)	(400)	(9,885)
Litigation and conduct	(237)	(108)	(29)	(374)
Total operating expenses	(7,406)	(2,424)	(429)	(10,259)
Other net (expenses)/income[a]	(8)	1	(1)	(8)
Profit/(loss) before tax	5,528	729	(839)	5,418
Total assets (£bn)	986.2	64.4	11.2	1,061.8
Number of employees (full time equivalent)	7,800	2,600	9,800	20,200
Average number of employees (full time equivalent)				20,300

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2020
Total income	12,607	3,490	(319)	15,778
Credit impairment charges	(1,565)	(1,720)	(92)	(3,377)
Net operating income/(expenses)	11,042	1,770	(411)	12,401
Operating expenses	(7,125)	(2,132)	(126)	(9,383)
Litigation and conduct	(4)	(44)	(28)	(76)
Total operating expenses	(7,129)	(2,176)	(154)	(9,459)
Other net income[a]	16	114	3	133
Profit/(loss) before tax	3,929	(292)	(562)	3,075
Total assets (£bn)	990.9	57.8	11.0	1,059.7
Number of employees (full time equivalent)	7,800	3,000	10,100	20,900
Average number of employees (full time equivalent)				20,145
Note
aOther net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
b2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	121

Notes to the financial statements
Financial performance and returns

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2019
Total income	10,009	4,462	(320)	14,151
Credit impairment charges	(157)	(1,016)	(29)	(1,202)
Net operating income/(expenses)	9,852	3,446	(349)	12,949
Operating expenses	(7,267)	(2,359)	(92)	(9,718)
Litigation and conduct	(108)	(7)	(149)	(264)
Total operating expenses	(7,375)	(2,366)	(241)	(9,982)
Other net income/(expenses)[a]	113	40	(8)	145
Profit/(loss) before tax	2,590	1,120	(598)	3,112
Total assets (£bn)	799.6	65.7	11.4	876.7
Number of employees (full time equivalent)	8,100	3,100	9,300	20,500
Average number of employees (full time equivalent)				21,700
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	122

Notes to the financial statements
Financial performance and returns

	2021	2020	2019
	£m	£m	£m
Cash and balances at central banks	128	226	919
Loans and advances at amortised cost	4,265	4,510	5,514
Fair value through other comprehensive income	380	604	831
Negative interest on liabilities	248	68	13
Other	651	598	808
Interest and similar income	5,672	6,006	8,085
Deposits at amortised cost	(331)	(644)	(1,778)
Debt securities in issue[a]	(413)	(424)	(873)
Subordinated liabilities	(934)	(1,112)	(1,096)
Negative interest on assets	(374)	(325)	(250)
Other	(547)	(341)	(181)
Interest and similar expense	(2,599)	(2,846)	(4,178)
Net interest income	3,073	3,160	3,907
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

	2021

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	390	2,158	—	2,548
Advisory	968	128	—	1,096
Brokerage and execution	1,082	53	—	1,135
Underwriting and syndication	3,425	—	—	3,425
Other	80	155	21	256
Total revenue from contracts with customers	5,945	2,494	21	8,460
Other non-contract fee income	116	5	—	121
Fee and commission income	6,061	2,499	21	8,581
Fee and commission expense	(781)	(1,207)	(6)	(1,994)
Net fee and commission income	5,280	1,292	15	6,587

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	123

Notes to the financial statements
Financial performance and returns

	2020

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	357	1,973	—	2,330
Advisory	593	100	—	693
Brokerage and execution	1,116	57	—	1,173
Underwriting and syndication	2,867	—	—	2,867
Other	54	152	29	235
Total revenue from contracts with customers	4,987	2,282	29	7,298
Other non-contract fee income	114	5	—	119
Fee and commission income	5,101	2,287	29	7,417
Fee and commission expense	(768)	(988)	(2)	(1,758)
Net fee and commission income	4,333	1,299	27	5,659

	2019

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	391	2,418	—	2,809
Advisory	821	83	—	904
Brokerage and execution	1,082	49	—	1,131
Underwriting and syndication	2,358	—	—	2,358
Other	90	227	30	347
Total revenue from contracts with customers	4,742	2,777	30	7,549
Other non-contract fee income	110	5	—	115
Fee and commission income	4,852	2,782	30	7,664
Fee and commission expense	(743)	(1,249)	—	(1,992)
Net fee and commission income	4,109	1,533	30	5,672
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	124

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

	2021	2020	2019
	£m	£m	£m
Net gains on financial instruments held for trading	3,999	5,392	2,795
Net gains on financial instruments designated at fair value	682	695	240
Net gains on financial instruments mandatorily at fair value	1,107	989	1,038
Net trading income	5,788	7,076	4,073

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	125

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
▪use of available historical account performance data and other customer information, to derive a comparable ‘proxy’ estimation of origination PD.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	126

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	127

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	128

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	129

Notes to the financial statements
Financial performance and returns
8Operating expenses

	Restated[c]
	2021	2020	2019
	£m	£m	£m
Infrastructure costs
Property and equipment	367	373	368
Depreciation and amortisation	403	421	457
Lease payments	4	1	7
Impairment of property, equipment and intangible assets[a]	280	21	3
Total infrastructure costs	1,054	816	835
Administration and general expenses
Consultancy, legal and professional fees	390	345	362
Marketing and advertising	235	176	258
UK bank levy	134	249	185
Other administration and general expenses	3,616	3,432	3,513
Total administration and general expenses	4,375	4,202	4,318
Staff costs[b]	4,456	4,365	4,565
Litigation and conduct	374	76	264
Operating expenses	10,259	9,459	9,982
Note
aImpairment of property, equipment and intangible assets includes £266m relating to structural cost actions taken as part of the real estate review conducted in 2021 (see Note 19).
bFor further details on staff costs including accounting policies, refer to Note 29.
c2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	130

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

	Restated[a]
	2021	2020	2019
	£m	£m	£m
Current tax charge/(credit)
Current year	904	993	327
Adjustments in respect of prior years	393	3	(50)
	1,297	996	277
Deferred tax (credit)/charge
Current year	(179)	(563)	157
Adjustments in respect of prior years	(288)	191	(102)
	(467)	(372)	55
Tax charge	830	624	332
a.2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details.
The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Barclays Bank Group’s profit before tax.

	Restated[a]	Restated[a]
	2021	2021	2020	2020	2019	2019
	£m	%	£m	%	£m	%
Profit before tax from continuing operations	5,418		3,075		3,112
Tax charge based on the standard UK corporation tax rate of 19% (2020: 19%, 2019: 19%)	1,029	19.0%	584	19.0%	593	19.0%
Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 24.0% (2020: 25.0% , 2019: 26.0%))	273	5.0%	183	6.0%	217	7.0%

Recurring items:
Non-creditable taxes including withholding taxes	124	2.3%	107	3.4%	146	4.7%
Adjustments in respect of prior years	105	1.9%	194	6.3%	(152)	(4.9%)
Non-deductible expenses	61	1.1%	28	0.9%	34	1.1%
Impact of UK bank levy being non-deductible	25	0.5%	48	1.6%	35	1.1%
Impact of Barclays Bank PLC's overseas branches being taxed both locally and in the UK	25	0.5%	25	0.8%	15	0.5%
Tax adjustments in respect of share-based payments	(5)	(0.1%)	14	0.5%	(7)	(0.2%)
Banking surcharge and other items	(48)	(0.9%)	(70)	(2.3%)	(103)	(3.3%)
Tax relief on payments made under AT1 instruments	(113)	(2.1%)	(124)	(4.0%)	(121)	(3.9%)
Changes in recognition of deferred tax and effect of unrecognised tax losses	(140)	(2.6%)	(123)	(4.0%)	(85)	(2.7%)
Non-taxable gains and income	(309)	(5.7%)	(200)	(6.5%)	(240)	(7.7%)

Non-recurring items:
Remeasurement of UK deferred tax assets due to tax rate changes	(218)	(4.0%)	(43)	(1.4%)	—	—
Non-deductible provisions for UK customer redress	21	0.4%	7	0.2%	—	—
Non-deductible provisions for investigations and litigation	—	—	(6)	(0.2%)	—	—
Total tax charge	830	15.3%	624	20.3%	332	10.7%
a.2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details.
Factors driving the effective tax rate
The effective tax rate of 15.3% is lower than the UK corporation tax rate of 19% primarily due to the impact of non-taxable gains and income, adjustments for the remeasurement of UK deferred tax assets as a result of the enactment in 2021 of an increase in the UK corporation tax rate to 25% from 1 April 2023, the use of unrecognised tax losses in the period and tax relief on payments made under AT1 instruments. These factors, which have each decreased the effective tax rate, are partially offset by profits earned outside the UK being taxed at local statutory tax rates that are higher than the UK tax rate and non-creditable taxes.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	131

Notes to the financial statements
Financial performance and returns
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	132

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
The Directors approved a third interim dividend in respect of 2021 of £200m, which was paid on 24 March 2022.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	133

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	134

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	135

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
Further information on netting arrangements of derivative financial instruments can be found within Note 17.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	136

Notes to the financial statements
Assets and liabilities held at fair value
The fair values and notional amounts of derivatives held for trading are set out in the following table:

Derivatives held for trading and risk management	2021			2020
Barclays Bank Group	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading
Foreign exchange derivatives
OTC derivatives	5,700,055	76,055	(74,014)	5,463,632	84,518	(83,912)
Derivatives cleared by central counterparty	99,664	171	(208)	78,946	335	(335)
Exchange traded derivatives	20,084	10	(3)	14,034	3	(3)
Foreign exchange derivatives	5,819,803	76,236	(74,225)	5,556,612	84,856	(84,250)
Interest rate derivatives
OTC derivatives	14,229,139	124,187	(113,098)	13,551,506	171,244	(161,223)
Derivatives cleared by central counterparty	18,865,670	1,055	(762)	18,330,003	965	(795)
Exchange traded derivatives	5,200,838	905	(907)	2,971,966	371	(360)
Interest rate derivatives	38,295,647	126,147	(114,767)	34,853,475	172,580	(162,378)
Credit derivatives
OTC derivatives	606,504	4,007	(4,752)	384,900	3,674	(3,909)
Derivatives cleared by central counterparty	665,600	1,675	(1,809)	462,945	931	(1,095)
Credit derivatives	1,272,104	5,682	(6,561)	847,845	4,605	(5,004)
Equity and stock index derivatives
OTC derivatives	278,370	18,793	(24,440)	213,078	18,803	(26,091)
Exchange traded derivatives	1,469,078	32,901	(33,174)	927,114	20,165	(20,521)
Equity and stock index derivatives	1,747,448	51,694	(57,614)	1,140,192	38,968	(46,612)
Commodity derivatives
OTC derivatives	4,670	56	(107)	4,244	89	(110)
Exchange traded derivatives	146,951	2,231	(2,197)	113,209	1,331	(1,283)
Commodity derivatives	151,621	2,287	(2,304)	117,453	1,420	(1,393)
Derivative assets/(liabilities) held for trading	47,286,623	262,046	(255,471)	42,515,577	302,429	(299,637)

Total OTC derivatives	20,818,738	223,098	(216,411)	19,617,360	278,328	(275,245)
Total derivatives cleared by central counterparty	19,630,934	2,901	(2,779)	18,871,894	2,231	(2,225)
Total exchange traded derivatives	6,836,951	36,047	(36,281)	4,026,323	21,870	(22,167)
Derivative assets/(liabilities) held for trading	47,286,623	262,046	(255,471)	42,515,577	302,429	(299,637)

Derivatives held for risk management
Derivatives designated as cash flow hedges
Currency Swaps	1,000	155	—	1,000	67	—
Interest rate swaps	465	—	(3)	1,819	49	—
Interest rate derivatives cleared by central counterparty	63,584	—	—	43,499	—	—
Derivatives designated as cash flow hedges	65,049	155	(3)	46,318	116	—
Derivatives designated as fair value hedges
Interest rate swaps	5,856	53	(1,045)	7,986	123	(943)
Forward foreign exchange	—	—	—	—	—	—
Interest rate derivatives cleared by central counterparty	52,964	—	—	54,933	—	—
Derivatives designated as fair value hedges	58,820	53	(1,045)	62,919	123	(943)
Derivatives designated as hedges of net investments
Forward foreign exchange	2,423	37	(4)	791	25	—
Derivatives designated as hedges of net investments	2,423	37	(4)	791	25	—
Derivative assets/(liabilities) held for risk management	126,292	245	(1,052)	110,028	264	(943)

Total OTC derivatives	9,744	245	(1,052)	11,596	264	(943)
Total derivatives cleared by central counterparty	116,548	—	—	98,432	—	—
Derivative assets/(liabilities) held for risk management	126,292	245	(1,052)	110,028	264	(943)

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	137

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	138

Notes to the financial statements
Assets and liabilities held at fair value
The following table summarises the significant hedge accounting exposures impacted by the IBOR reform as at 31 December 2021:

Barclays Bank Group		Nominal amount of hedged items directly impacted by IBOR reform	Nominal amount of hedging instruments directly impacted by IBOR reform
Current benchmark rate	Expected convergence to RFR	£m	£m
GBP London Interbank Offered rate (LIBOR)	Reformed Sterling Overnight Index Average (SONIA)	9,718	200
USD LIBOR	Secured Overnight Financing Rate (SOFR)	19,945	20,013
JPY LIBOR	Tokyo Overnight Average (TONA)	—	52
Singapore Swap Offered Rate (SOR)	Singapore Overnight Rate Average (SORA)	110	110
Total IBOR Notionals		29,773	20,375

The disparity in outstanding GBP notionals between hedged items and hedging instruments results from a temporary timing mismatch where derivative contracts have been transitioned to SONIA prior to 31 December 2021, whereas hedged items are expected to transition early 2022.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	139

Notes to the financial statements
Assets and liabilities held at fair value

Hedged items in fair value hedges

Barclays Bank Group		Accumulated fair value adjustment included in carrying amount
	Carrying amount	Total	Of which: Accumulated fair value adjustment on items no longer in a hedge relationship	Change in fair value used as a basis to determine ineffectiveness	Hedge ineffectiveness recognised in the income statement[a]
Hedged item statement of financial position classification and risk category	£m	£m	£m	£m	£m
2021
Assets
Loans and advances at amortised cost
- Interest rate risk	1,257	24	6	(77)	(1)
- Inflation risk	556	354	—	9	—
Debt securities classified as amortised cost
- Interest rate risk	1,378	(39)	—	(75)	(18)
- Inflation risk	4,087	400	—	(16)	(1)
Financial assets at fair value through other comprehensive income[b]
- Interest rate risk	22,895	(293)	28	(1,122)	35
- Inflation risk	6,271	386	(32)	81	10
Total Assets	36,444	832	2	(1,200)	25
Liabilities
Debt securities in issue
- Interest rate risk	(26,691)	(622)	(320)	769	6
Total Liabilities	(26,691)	(622)	(320)	769	6
Total Hedged Items	9,753	210	(318)	(431)	31

2020
Assets
Loans and advances at amortised cost
- Interest rate risk	835	99	2	55	—
- Inflation risk	545	345	—	25	3
Debt securities classified as amortised cost
- Interest rate risk	1,440	23	—	17	(7)
- Inflation risk	4,071	(43)	—	453	3
Financial assets at fair value through other comprehensive income[b]
- Interest rate risk	27,959	964	322	864	(33)
- Inflation risk	7,782	319	(9)	249	(9)
Total Assets	42,632	1,707	315	1,663	(43)
Liabilities
Debt securities in issue
- Interest rate risk	(26,978)	(1,477)	(414)	(797)	(6)
Total Liabilities	(26,978)	(1,477)	(414)	(797)	(6)
Total Hedged Items	15,654	230	(99)	866	(49)
Note
aHedge ineffectiveness is recognised in net interest income.
bFor items classified as fair value through other comprehensive income, the hedge accounting adjustment is not included in the carrying amount, but rather adjusts other comprehensive income.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	140

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	141

Notes to the financial statements
Assets and liabilities held at fair value

Hedged items in cash flow hedges and hedges of net investments in foreign operations
Barclays Bank Group
	Change in value of hedged item used as the basis for recognising ineffectiveness	Balance in cash flow hedging reserve for continuing hedges	Balance in currency translation reserve for continuing hedges	Balances remaining in cash flow hedging reserve for which hedge accounting is no longer applied	Balances remaining in currency translation reserve for which hedge accounting is no longer applied	Hedging gains or losses recognised in other comprehensive income	Hedge ineffectiveness recognised in the income statement[a]

Description of hedge relationship and hedged risk	£m	£m	£m	£m	£m	£m	£m
2021
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	2,042	935	—	(192)	—	2,042	(211)
Foreign exchange risk
Loans and advances at amortised cost	(88)	(16)	—	—	—	(88)	1
Inflation risk
Debt securities classified at amortised cost	252	204	—	(12)	—	252	(22)
Total cash flow hedges	2,206	1,123	—	(204)	—	2,206	(232)
Hedge of net investment in foreign operations
USD foreign operations	143	—	1,184	—	—	143	—
EUR foreign operations	(49)	—	(39)	—	—	(49)	—
Other foreign operations	(3)	—	44	—	186	(3)	—
Total foreign operations	91	—	1,189	—	186	91	—

2020
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	(1,260)	(758)	—	(780)	—	(1,260)	40
Foreign exchange risk
Loans and advances at amortised cost	(70)	(15)	—	—	—	(70)	—
Inflation risk
Debt securities classified at amortised cost	(41)	(65)	—	—	—	(41)	1
Total cash flow hedges	(1,371)	(838)	—	(780)	—	(1,371)	41
Hedge of net investment in foreign operations
USD foreign operations	(83)	—	1,097	—	—	(83)	—
EUR foreign operations	(2)	—	16	—	—	(2)	—
Other foreign operations	(9)	—	55	—	162	(9)	—
Total foreign operations	(94)	—	1,168	—	162	(94)	—
Note
aHedge ineffectiveness is recognised in net interest income

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	142

Notes to the financial statements
Assets and liabilities held at fair value
The following table shows the cash flow and net investment hedging instruments which are carried on the Barclays Bank Group’s balance sheet:

Barclays Bank Group		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness	Nominal amount directly impacted by IBOR reform
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m	£m
As at 31 December 2021
Cash flow	Interest rate risk	—	—	—	59,957	(2,253)	9,896
	Foreign exchange risk	155	—	—	1,000	89	—
	Inflation risk	—	(3)	—	4,092	(274)	—
	Total	155	(3)	—	65,049	(2,438)	9,896
Net investment	Foreign exchange risk	37	(4)	(6,933)	9,356	(91)	—

As at 31 December 2020
Cash flow	Interest rate risk	47	—	—	42,520	1,300	27,160
	Foreign exchange risk	67	—	—	1,000	70	—
	Inflation risk	2	—	—	2,798	42	0
	Total	116	—	—	46,318	1,412	27,160
Net investment	Foreign exchange risk	25	—	(4,832)	5,623	94	—
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	143

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	144

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
The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 153.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	145

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	146

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	147

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
Assets and liabilities reclassified between Level 1 and Level 2
During the year, there were no material transfers between Level 1 to Level 2 (2020: there were no material transfers between Level 1 and Level 2).
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	148

Notes to the financial statements
Assets and liabilities held at fair value

Analysis of movements in Level 3 assets and liabilities

	As at 1 January 2021					Total gains and (losses) in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31 December 2021
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	151	310	(123)	—	(12)	38	—	—	41	(16)	389
Non-asset backed loans	709	1,580	(1,409)	—	(85)	(1)	—	—	45	(81)	758
Asset backed securities	686	209	(370)	—	—	(69)	—	—	114	(116)	454
Equity cash products	214	45	(53)	—	4	23	—	—	80	(10)	303
Other	103	117	(2)	—	(61)	(3)	—	—	248	(25)	377
Trading portfolio assets	1,863	2,261	(1,957)	—	(154)	(12)	—	—	528	(248)	2,281

Non-asset backed loans	2,280	1,379	(306)	—	(248)	(59)	(174)	—	113	—	2,985
Equity cash products	320	3	(247)	—	—	—	7	—	1	—	84
Private equity investments	88	68	(7)	—	(8)	—	10	—	35	(38)	148
Other	1,704	11,253	(9,981)	—	(184)	2	21	—	48	(1)	2,862
Financial assets at fair value through the income statement	4,392	12,703	(10,541)	—	(440)	(57)	(136)	—	197	(39)	6,079

Non-asset backed loans	106	—	—	—	—	—	—	—	—	(106)	—
Asset backed securities	47	—	—	—	(7)	—	—	(2)	—	—	38
Financial assets at fair value through other comprehensive income	153	—	—	—	(7)	—	—	(2)	—	(106)	38

Investment property	10	—	(2)	—	—	—	(1)	—	—	—	7

Trading portfolio liabilities	(28)	(5)	23	—	—	(6)	—	—	(12)	1	(27)

Financial liabilities designated at fair value	(341)	(4)	—	(101)	66	21	—	—	(68)	23	(404)

Interest rate derivatives	(2)	20	—	—	105	(255)	—	—	90	(218)	(260)
Foreign exchange derivatives	1	—	—	—	40	(2)	—	—	10	(47)	2
Credit derivatives	(155)	(239)	9	—	(45)	34	—	—	10	—	(386)
Equity derivatives	(1,615)	90	(1)	—	(15)	(3)	—	—	(3)	142	(1,405)
Net derivative financial instruments[a]	(1,771)	(129)	8	—	85	(226)	—	—	107	(123)	(2,049)

Total	4,278	14,826	(12,469)	(101)	(450)	(280)	(137)	(2)	752	(492)	5,925

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	149

Notes to the financial statements
Assets and liabilities held at fair value

Analysis of movements in Level 3 assets and liabilities

	As at 1 January 2020					Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31 December 2020
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	120	77	(6)	—	—	(35)	—	—	12	(17)	151
Non-asset backed loans	974	1,955	(2,182)	—	(12)	(10)	—	—	39	(55)	709
Asset backed securities	656	458	(428)	—	(40)	(25)	—	—	99	(34)	686
Equity cash products	392	5	(149)	—	—	(41)	—	—	11	(4)	214
Other	122	—	—	—	—	(21)	—	—	2	—	103
Trading portfolio assets	2,264	2,495	(2,765)	—	(52)	(132)	—	—	163	(110)	1,863

Non-asset backed loans	1,964	1,102	(283)	—	(293)	142	—	—	—	(352)	2,280
Equity cash products	835	9	(404)	—	—	(93)	(36)	—	9	—	320
Private equity investments	113	2	(20)	—	(1)	—	(9)	—	15	(12)	88
Other	1,250	3,716	(3,606)	—	(26)	32	(48)	—	386	—	1,704
Financial assets at fair value through the income statement	4,162	4,829	(4,313)	—	(320)	81	(93)	—	410	(364)	4,392

Non-asset backed loans	343	—	—	—	(237)	—	—	—	—	—	106
Asset backed securities	86	—	(35)	—	—	—	—	(4)	—	—	47
Financial assets at fair value through other comprehensive income	429	—	(35)	—	(237)	—	—	(4)	—	—	153

Investment property	13	—	(2)	—	—	—	(1)	—	—	—	10

Trading portfolio liabilities	—	(27)	—	—	—	(1)	—	—	—	—	(28)

Financial liabilities designated at fair value	(343)	—	1	(21)	1	21	—	—	(38)	38	(341)

Interest rate derivatives	(206)	17	(12)	—	85	109	—	—	(18)	23	(2)
Foreign exchange derivatives	(7)	—	—	—	21	(16)	—	—	(19)	22	1
Credit derivatives	198	(125)	24	—	(371)	24	—	—	(21)	116	(155)
Equity derivatives	(820)	(699)	(43)	—	105	(101)	—	—	(13)	(44)	(1,615)
Net derivative financial instruments[a]	(835)	(807)	(31)	—	(160)	16	—	—	(71)	117	(1,771)

Total	5,690	6,490	(7,145)	(21)	(768)	(15)	(94)	(4)	464	(319)	4,278
Note
aThe derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £4,010m (2020: £4,468m) and derivative financial liabilities are £6,059m (2020: £6,239m).

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	150

Notes to the financial statements
Assets and liabilities held at fair value
Unrealised gains and losses on Level 3 financial assets and liabilities
The following tables disclose the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at year end
	2021				2020
	Income statement		Other compre- hensive income		Income statement		Other compre- hensive income
Barclays Bank Group	Trading income	Other income		Total	Trading income	Other income		Total
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(67)	—	—	(67)	(114)	—	—	(114)
Financial assets at fair value through the income statement	(53)	22	—	(31)	115	(89)	—	26
Fair value through other comprehensive income	—	—	—	—	—	—	(1)	(1)
Investment property	—	—	—	—	—	(1)	—	(1)
Trading portfolio liabilities	(5)	—	—	(5)	—	—	—	—
Financial liabilities designated at fair value	16	(1)	—	15	20	(1)	—	19
Net derivative financial instruments	(196)	—	—	(196)	(91)	—	—	(91)
Total	(305)	21	—	(284)	(70)	(91)	(1)	(162)

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	151

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	152

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	153

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	154

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	155

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	156

Notes to the financial statements
Assets at amortised cost and other investments

The notes included in this section focus on the Barclays Bank Group’s loans and advances and deposits at amortised cost, leases, property, plant and equipment and goodwill and intangible assets. Details regarding the Barclays Bank Group’s liquidity and capital position can be found on pages 79 to 85.
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

Loans and advances and deposits at amortised cost
	Barclays Bank Group
	2021	2020
As at 31 December	£m	£m
Loans and advances at amortised cost to banks	8,750	9,003
Loans and advances at amortised cost to customers	117,014	110,101
Debt securities at amortised cost	19,495	15,163
Total loans and advances at amortised cost	145,259	134,267

Deposits at amortised cost from banks	17,911	17,348
Deposits at amortised cost from customers	244,917	227,348
Total deposits at amortised cost	262,828	244,696

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	157

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

	Barclays Bank Group
	Investment property	Property	Equipment	Right of use assets[a]	Total
	£m	£m	£m	£m	£m
Cost
As at 1 January 2021	10	1,619	987	688	3,304
Additions	—	85	70	27	182
Disposals	(2)	(32)	(12)	(58)	(104)
Exchange and other movements	(1)	30	13	58	100
As at 31 December 2021	7	1,702	1,058	715	3,482
Accumulated depreciation and impairment
As at 1 January 2021	—	(730)	(821)	(216)	(1,767)
Depreciation charge	—	(70)	(55)	(68)	(193)
Impairment charge[b]	—	(108)	—	(160)	(268)
Disposals	—	27	10	9	46
Exchange and other movements	—	(39)	(11)	(2)	(52)
As at 31 December 2021	—	(920)	(877)	(437)	(2,234)
Net book value	7	782	181	278	1,248
Cost
As at 1 January 2020	13	1,635	1,080	621	3,349
Additions	—	39	35	28	102
Disposals	(1)	(25)	(97)	(6)	(129)
Exchange and other movements	(2)	(30)	(31)	45	(18)
As at 31 December 2020	10	1,619	987	688	3,304
Accumulated depreciation and impairment
As at 1 January 2020	—	(697)	(875)	(146)	(1,718)
Depreciation charge	—	(72)	(61)	(77)	(210)
Impairment charge	—	—	—	(2)	(2)
Disposals	—	22	93	1	116
Exchange and other movements	—	17	22	8	47
As at 31 December 2020	—	(730)	(821)	(216)	(1,767)
Net book value	10	889	166	472	1,537
Notes
aRight of use (ROU) asset balances relate to Property Leases under IFRS 16. Refer to Note 20 for further details.
bImpairment charge includes £266m related to structural cost action in relation to the real estate review.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	158

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
ROU asset balances relate to property leases only. Refer to Note 19 for a breakdown of the carrying amount of ROU assets.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	159

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	160

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

		Intangible assets
	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Cost
As at 1 January 2021	324	1,539	106	1,325	457	3,751
Additions[a]	—	195	1	—	405	601
Disposals	—	(148)	(12)	(5)	(2)	(167)
Exchange and other movements	2	(78)	—	19	16	(41)
As at 31 December 2021	326	1,508	95	1,339	876	4,144
Accumulated amortisation and impairment
As at 1 January 2021	(68)	(964)	(55)	(1,158)	(352)	(2,597)
Disposals	—	148	12	5	2	167
Amortisation charge	—	(126)	(6)	(36)	(42)	(210)
Impairment charge	—	(12)	—	—	—	(12)
Exchange and other movements	—	(12)	(3)	(18)	(10)	(43)
As at 31 December 2021	(68)	(966)	(52)	(1,207)	(402)	(2,695)
Net book value	258	542	43	132	474	1,449
Note
a.Additions in 'Licences and others' primarily relate to new and renewed long-term partnership agreements.

	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Cost
As at 1 January 2020	406	1,430	81	1,371	458	3,746
Additions and disposals	(77)	169	21	—	20	133
Exchange and other movements	(5)	(60)	4	(46)	(21)	(128)
As at 31 December 2020	324	1,539	106	1,325	457	3,751
Accumulated amortisation and impairment
As at 1 January 2020	(111)	(870)	(54)	(1,159)	(340)	(2,534)
Disposals	43	22	9	—	4	78
Amortisation charge	—	(132)	(8)	(40)	(31)	(211)
Impairment charge	—	(18)	—	—	—	(18)
Exchange and other movements	—	34	(2)	41	15	88
As at 31 December 2020	(68)	(964)	(55)	(1,158)	(352)	(2,597)
Net book value	256	575	51	167	105	1,154

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	161

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	162

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

				Restated[b]			Restated[b]
	Onerous contracts	Redundancy and restructuring	Undrawn contractually committed facilities and guarantees provided[a]	Customer redress	Legal, competition and regulatory matters	Sundry provisions	Total
	£m	£m	£m	£m	£m	£m	£m
Barclays Bank Group
As at 1 January 2021	6	44	769	44	222	123	1,208
Additions	1	55	129	235	54	28	502
Amounts utilised	(2)	(39)	—	(4)	(45)	(29)	(119)
Unused amounts reversed	(3)	(11)	(386)	(7)	(18)	(26)	(451)
Exchange and other movements	—	(3)	(13)	(2)	(2)	(10)	(30)
As at 31 December 2021	2	46	499	266	211	86	1,110
Note
aUndrawn contractually committed facilities and guarantees provisions are accounted for under IFRS 9
b2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details.
Provisions expected to be recovered or settled within no more than 12 months after 31 December 2021 for Barclays Bank Group were £1,023m (2020: £787m).
Onerous contracts
Onerous contract provisions comprise an estimate of the costs involved with fulfilling the terms and conditions of contracts net of any expected benefits to be received.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	163

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
Customer redress
Customer redress provisions comprise the estimated cost of making redress payments to customers, clients and counterparties for losses or damages associated with inappropriate judgement in the execution of the Barclays Bank Group’s business activities. Provisions for other customer redress include £220m (2020: nil) in respect of the c.US$13bn over-issuance of structured notes by Barclays Bank PLC, which represents the best estimate as at 31 December 2021 of the rescission right investors had for these securities, see Restatement of financial statements (Note 1a) on page 118 for further details and Legal, competition and commitments (Note 25) for further details on provision dependencies and sensitivity.
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
Note
a.Barclays Bank Group has issued £1.7bn (2020: £2.6bn) of guarantees that have been provided to subsidiaries of Barclays PLC outside the Barclays Bank Group. These guarantees have not been reported in the prior periods and the comparatives have not been restated.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	164

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
SIBOR/SOR civil action
In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). In 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs’ appeal of the dismissal of their claims was granted in March 2021 and the matter has been remanded to the lower court for further proceedings. Defendants’ petition for US Supreme Court review was denied. Additionally, plaintiffs have filed an amended complaint, which defendants have moved to dismiss.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	165

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
These repurchase actions are ongoing. In one repurchase action, the New York Court of Appeals held that claims related to certain R&Ws are time-barred. Barclays Bank PLC has reached settlements to resolve two of the repurchase actions, subject to final court approval. Final court approval has been granted in relation to one of those matters and payment will be completed in the first quarter of 2022. The other matter is scheduled for a hearing in 2022 to seek approval of the settlement. The financial impact of the settlement is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position. The remaining two repurchase actions are pending.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	166

Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
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
Timeshare loans, skilled person review and associated matters
In August 2020, the FCA granted an application by Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, for a validation order with respect to certain loans to customers brokered between April 2014 and April 2016 by Azure Services Limited (ASL), a timeshare operator, which did not, at the point of sale, hold the necessary broker licence. As a condition to the validation order, the FCA required CFS to undertake a skilled person review of the assessment of affordability processes for the loans brokered by ASL (ASL Loans) as well as CFS’ policies and procedures for assessing affordability and oversight of brokers more generally, and dictated a remediation methodology in the event that ASL Loans did not pass the affordability test. CFS has voluntarily agreed to remediate the ASL Loans, which is expected to amount to £37m, in accordance with the FCA’s methodology and the remediation exercise is at an advanced stage. The remaining scope of the skilled person review is complete. The skilled person made a number of observations, some of which were adverse, about both current and historic affordability practices as well as current oversight practices.
CFS is not required to conduct a full back book review but, following a review of certain cohorts of loans to determine historic affordability and/or broker oversight practices that may have caused customer harm, where harm is identified, CFS’ intention is to remediate. Separately, and notwithstanding this, CFS decided in March 2022 to extend the proactive remediation of ASL Loans beyond those brokered between April 2014 to April 2016 to include the full portfolio of ASL Loans brokered between 2006 and 2018. As at 31 March 2022, a customer remediation provision of £181m has been recognised in relation to the remediation of the ASL Loans originated outside the April 2014 to April 2016 period. CFS continues to review complaints about other legacy partner finance loans, however, it is not currently possible to predict the outcome of this review or the financial impact on the Barclays Bank Group.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	167

Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings

Over-issuance of securities in the US
Barclays Bank PLC maintains a US shelf registration statement with the Securities and Exchange Commission (SEC) in order to issue securities to US investors. The current shelf registration statement was declared effective by the SEC and was valid for three years from 1 August 2019. At the time this shelf registration statement was filed, Barclays Bank PLC was not eligible to be a “well-known seasoned issuer” (or WKSI) due to an historic SEC settlement order and was required to pre-register a set amount of securities to be issued under the US shelf with the SEC.
On 10 March 2022, executive management became aware that Barclays Bank PLC had issued securities in excess of the set amount. It has been estimated that the Barclays Bank PLC US shelf limit was exceeded in February 2021, with issuances through to 10 March 2022 exceeding the $20.8bn limit by c.$15bn. The securities that have been over issued in this period comprise structured notes and exchange traded notes (ETNs). Securities issued in excess of the limit are considered to be “unregistered securities” for the purposes of US securities law with certain purchasers of those securities having the right to require Barclays Bank PLC to repurchase those securities at their original purchase price with compensatory interest and the potential for certain purchasers to bring civil claims and the SEC and other regulators to take enforcement actions against Barclays Bank PLC.
Barclays Bank PLC has recognised a provision of £220m as at 31 December 2021 in relation to the c.$13bn over-issuance of structured notes which represents the best estimate of the rescission right investors have for these securities. The potential amount of the provision ultimately required is determined by (among other things) the market value of the structured notes subject to any rescission offer, participation rates in the rescission offer, prevailing interest rates and movements in foreign exchange rates. The majority of the structured notes subject to rescission provides an equity linked return to investors. As such, the value of these notes is highly sensitive to movements in the price of individual securities and range of indices. As at 31 March 2022, the estimated provision had increased to £540m, with the incremental £320m to be recognised in the 2022 financial statements. The increase in provision post year-end predominantly reflected a reduction in the market value of structured notes. For example, using the S&P 500 index as a benchmark proxy for how the portfolio of securities subject to rescission respond to equity market price movements implies a sensitivity of a c.£300m increase in the provision for a 5% reduction in the index. The provision calculation is non-linear and the sensitivity to a 5% change in the S&P 500 index is an indicative impact using information available as at 31 March 2022. The US equity markets have been volatile during H1 2022 with significant reductions in the value of US equity indices such as the S&P 500 from the year end 2021 levels. The sensitivity to a 5% change in the S&P index does not include the impact of market hedges that have been entered into subsequent to the year-end and were initiated from the end of Q1 2022, to reduce the net volatility to the income statement. When determining these market hedges, consideration was given to changes in the rescission costs which would arise from volatility in the market along with the positioning of the Markets business.
The hedging arrangements may be modified, may not hedge all of the risks associated in the structured note population (in existing or modified form), may expire prior to the end of the Rescission Offer and do not cover any other losses arising out of potential private civil claims or enforcement actions. Any of the foregoing could result in material additional losses for the Barclays Bank Group.
A contingent liability exists in relation to the c.$2bn over-issuance of ETNs due to evidentiary challenges and the high level of trading in the securities. A contingent liability also exists in relation to any potential civil claims or enforcement actions taken against Barclays Bank PLC, but Barclays Bank PLC is unable to assess the likelihood of liabilities that may arise out of such claims or actions, there is currently no indication of the timetable for resolution and it is not practicable to provide an estimate of the financial effects. Any liabilities, claims or actions in connection with the over-issuance of securities under the US shelf could have an adverse effect on Barclays Bank PLC’s and the Barclays Bank Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	168

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
Subordinated liabilities include accrued interest and comprise undated and dated subordinated liabilities as follows:

	Barclays Bank Group
	2021	2020
	£m	£m
Undated subordinated liabilities	795	905
Dated subordinated liabilities	31,873	31,100
Total subordinated liabilities	32,668	32,005
None of the Barclays Bank Group’s subordinated liabilities are secured.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	169

Notes to the financial statements
Capital instruments, equity and reserves

Undated subordinated liabilities [a]		Barclays Bank Group
		2021	2020
	Initial call date	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	15	17
6.86% Callable Perpetual Core Tier One Notes (USD 179m)	2032	194	205
Reserve Capital Instruments (RCIs)
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	51	56
Undated Notes
6.125% Undated Subordinated Notes	2027	39	43
Junior Undated Floating Rate Notes (USD 38m)	Any interest payment date	28	28
Undated Floating Rate Primary Capital Notes Series 1 (USD 167m)	Any interest payment date	90	89
Undated Floating Rate Primary Capital Notes Series 2 (USD 295m)	Any interest payment date	189	186
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	21	21
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich Plc)	2021	—	78
9% Permanent Interest Bearing Capital Bonds (GBP 40m)	At any time	42	44
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (JPY 8,000m)	2028	51	57
5% Reverse Dual Currency Undated Subordinated Loan (JPY 12,000m)	2028	75	83
Total undated subordinated liabilities		795	905
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	170

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	171

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	172

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	173

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

AT1 equity instruments
		2021	2020
	Initial call date	£m	£m
AT1 equity instruments - Barclays Bank Group
7.875% Perpetual Subordinated Contingent Convertible Securities	2022	1,000	1,000
7.875% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2022	1,136	1,136
7.25% Perpetual Subordinated Contingent Convertible Securities	2023	500	500
7.75% Perpetual Subordinated Contingent Convertible Securities (USD 2,500m)	2023	1,925	1,925
5.875% Perpetual Subordinated Contingent Convertible Securities	2024	623	623
8% Perpetual Subordinated Contingent Convertible Securities (USD 2,000m)	2024	1,509	1,509
7.125% Perpetual Subordinated Contingent Convertible Securities	2025	299	299
6.375% Perpetual Subordinated Contingent Convertible Securities	2025	495	495
6.125% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2025	1,134	1,134
4.375% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2028	1,072	—
		9,693	8,621

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	174

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
Other reserves
Other reserves includes redeemed ordinary and preference shares issued by the Barclays Bank Group.

	Barclays Bank Group
	2021	2020
	£m	£m
Currency translation reserve	2,581	2,736
Fair value through other comprehensive income reserve	(118)	244
Cash flow hedging reserve	(618)	1,181
Own credit reserve	(960)	(954)
Other reserves	(24)	(24)
Total	861	3,183

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	175

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	176

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	177

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	178

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	179

Notes to the financial statements
Employee benefits

Balance sheet reconciliation
	2021		2020
	Barclays Bank Group Total	Of which relates to UKRF	Barclays Bank Group Total	Of which relates to UKRF
	£m	£m	£m	£m
Benefit obligation at beginning of the year	(33,131)	(32,108)	(30,298)	(29,304)
Current service cost	(240)	(225)	(232)	(217)
Interest costs on scheme liabilities	(422)	(405)	(573)	(549)
Past service cost	—	—	4	—
Remeasurement gain/(loss) - financial	849	820	(3,439)	(3,358)
Remeasurement gain/(loss) - demographic	53	50	(281)	(286)
Remeasurement gain/(loss) - experience	(249)	(259)	243	237
Employee contributions	(4)	—	(5)	(1)
Benefits paid	1,309	1,268	1,406	1,370
Exchange and other movements	1	—	44	—
Benefit obligation at end of the year	(31,834)	(30,859)	(33,131)	(32,108)
Fair value of scheme assets at beginning of the year	34,713	33,915	32,093	31,362
Interest income on scheme assets	448	434	613	595
Employer contribution	971	955	265	248
Settlements	—	—	—	—
Remeasurement - return on plan assets greater than discount rate	653	642	3,411	3,328
Employee contributions	4	—	5	1
Benefits paid	(1,309)	(1,268)	(1,406)	(1,370)
Exchange and other movements	(13)	—	(268)	(249)
Fair value of scheme assets at the end of the year	35,467	34,678	34,713	33,915
Net surplus	3,633	3,819	1,582	1,807
Retirement benefit assets	3,879	3,819	1,814	1,807
Retirement benefit liabilities	(246)	—	(232)	—
Net retirement benefit assets	3,633	3,819	1,582	1,807
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	180

Notes to the financial statements
Employee benefits
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	181

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	182

Notes to the financial statements
Employee benefits
The deficit reduction contributions agreed with the UKRF Trustee as part of the 30 September 2019 triennial valuation recovery plan are shown in the table below.

Deficit reduction contributions under the
30 September 2019 valuation
Year	£m
Cash paid:
2019	500
2020	500
2021	700
Future commitments:
2022	294
2023	286
2024 and beyond	—
During 2019 and 2020 the UKRF subscribed for non-transferable listed senior fixed rate notes for £1,250m, backed by UK gilts (the Senior Notes) entitling the UKRF to semi-annual coupon payments for five years, and full repayment in cash in three tranches: £250m in 2023, £750m in 2024, and £250m in 2025. As a result of these transactions, the CET1 impact of the UKRF was deferred until 2023, 2024 and 2025 upon maturity of the notes. Following the PRA’s statement on 13 April 2022, Barclays Bank PLC is planning to unwind these transactions and to agree the terms and timing of this unwind with the UKRF Trustee as part of the next triennial actuarial valuation as at 30 September 2022. Upon unwind, this would result in a c.65bps reduction to the CET1 ratio potentially being accelerated to Q422 from 2023, 2024 and 2025. As at 31 March 2022, the UKRF was in an accounting surplus of £4.4bn on an IAS 19 basis and as at 30 September 2021 was in a funding surplus of £0.6bn. There may also be a pension related reduction in Pillar 2A requirements in 2022 which could partially mitigate the impact of the unwind on the Barclays Bank Group surplus capital position. As the UKRF's investment in these Senior Notes does not qualify as a plan asset under IAS 19, the £1,250m does not appear in the IAS 19 plan assets. The Senior Notes were issued by Heron Issuer Limited (Heron) for £500m and Heron Issuer Number 2 Limited (Heron 2) for £750m, entities consolidated within the Barclays Bank Group under IFRS 10. Heron and Heron 2 acquired a total of £1,250m of gilts from Barclays Bank PLC for cash to support payments on the Senior Notes. There were no further transactions of this type in 2021.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	183

Notes to the financial statements
Scope of consolidation
32Principal subsidiaries
Barclays Bank Group applies IFRS 10 Consolidated Financial Statements. The consolidated financial statements combine the financial statements of Barclays Bank PLC and all of its subsidiaries. Subsidiaries are entities over which Barclays Bank Group has control. Under IFRS 10, this is when Barclays Bank Group is exposed to or has rights to variable returns from its involvement in an entity and has the ability to affect those returns through its power over an entity.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	184

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
Liquidity requirements
Regulated subsidiaries of the Barclays Bank Group are required to meet PRA or local regulatory requirements pertaining to liquidity. Some of the regulated subsidiaries include Barclays Capital Securities Limited (which is regulated for liquidity matters on a combined basis with Barclays Bank PLC under a Domestic Liquidity Sub-Group (DoLSub) arrangement), Barclays Bank Ireland PLC, Barclays Capital Inc. and Barclays Bank Delaware Inc. See page 80 for further details of liquidity requirements, including those of the Barclays Bank Group’s significant subsidiaries.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	185

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	186

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	187

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	188

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	189

Notes to the financial statements
Scope of consolidation
The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement[a]			Gain/(loss) from continuing involvement
	Carrying amount	Fair value	Maximum exposure to loss	For the year ended	Cumulative to 31 December
Type of transfer	£m	£m	£m	£m	£m
2021
Asset backed securities	25	25	25	1	2
Residential mortgage backed securities	78	78	78	3	4
Commercial mortgage backed securities	311	307	311	5	11
Total	414	410	414	9	17

2020
Asset backed securities	56	56	56	1	1
Residential mortgage backed securities	49	49	49	1	1
Commercial mortgage backed securities	243	237	243	2	6
Total	348	342	348	4	8
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
The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	Barclays Bank Group
	2021	2020
	£m	£m
Cash collateral and settlement balances	63,080	69,271
Loans and advances at amortised cost	29,962	25,437
Trading portfolio assets	71,201	76,750
Financial assets at fair value through the income statement	5,595	5,584
Financial assets at fair value through other comprehensive income	14,699	15,303
Assets pledged	184,537	192,345

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	190

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

	Barclays Bank Group
	2021	2020
	£m	£m
Fair value of securities accepted as collateral	934,363	792,317
Of which fair value of securities re-pledged/transferred to others	819,169	684,389
Additional disclosure has been included in Credit risk on pages 49 to 51.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	191

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
Key Management Personnel
Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays Bank PLC (directly or indirectly) and comprise the Directors and Officers of Barclays Bank PLC, certain direct reports of the Chief Executive and the heads of major business units and functions.
The Barclays Bank Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2021	2020
	£m	£m
As at 1 January	—	—
Loans issued during the year[a]	—	—
Loan repayments during the year[b]	—	—
As at 31 December	—	—
Notes
aIncludes loans issued to existing Key Management Personnel and new or existing loans issued to newly appointed Key Management Personnel.
bIncludes loan repayments by existing Key Management Personnel and loans to former Key Management Personnel.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	192

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
As at 31 December 2021, there were no Directors accruing benefits under a defined benefit scheme (2020: nil).
The aggregate amount of compensation payable to departing officers in respect of loss of office was £426,139 (2020: £1,850,713).

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	193

Notes to the financial statements
Other disclosure matters
Of the figures in the table above, the amounts attributable to the highest paid Director in respect of qualifying services are as follows:

	2021	2020
	£m	£m
Aggregate emoluments[a]	2.1	3.0
Amounts paid under LTIPs	0.7	—
	2.8	3.0
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	194

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	195

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	196

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
bIncludes EUR LIBOR and SOR

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	197

Notes to the financial statements
Other disclosure matters
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	198

Notes to the financial statements
Other disclosure matters

	With appropriate fallback clause					Without appropriate fallback clause
	GBP LIBOR	JPY LIBOR	CHF LIBOR	EUR LIBOR	Total	GBP LIBOR	JPY LIBOR	CHF LIBOR	EUR LIBOR	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-derivative financial assets
Loans and advances at amortised cost	7,389	—	210	413	8,012	4,372	24	12	29	4,437
Financial assets at fair value through the income statement	84	5	327	8	424	17	—	—	186	203
Non-derivative financial assets	7,473	5	537	421	8,436	4,389	24	12	215	4,640
Non-derivative financial liabilities
Subordinated liabilities	(36)	(1,213)	—	—	(1,249)	—	—	—	—	—
Financial liabilities designated at fair value	(708)	—	—	—	(708)	—	—	—	—	—
Non-derivative financial liabilities	(744)	(1,213)	—	—	(1,957)	—	—	—	—	—
Standby facilities, credit lines and other commitments	36,087	657	375	9,436	46,555	22,007	627	—	3,538	26,172
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	199

Notes to the financial statements
Other disclosure matters
41 Barclays Bank PLC (the Parent company)

Income Statement
Barclays Bank PLC	Restated[a]
	2021	2020	2019
For the year ended 31 December	£m	£m	£m
Continuing operations
Interest and similar income	4,190	4,016	5,866
Interest and similar expense	(3,096)	(3,059)	(4,729)
Net interest income	1,094	957	1,137
Fee and commission income	4,272	3,770	4,226
Fee and commission expense	(2,728)	(3,177)	(3,045)
Net fee and commission income	1,544	593	1,181
Net trading income	4,575	6,066	3,679
Net investment income	1,123	574	1,225
Other income	4	130	59
Total income	8,340	8,320	7,281
Credit impairment releases/( charges)	414	(1,577)	(235)
Net operating income	8,754	6,743	7,046
Staff costs	(1,598)	(1,623)	(1,826)
Infrastructure costs	(409)	(154)	(161)
Administration and general expenses	(3,158)	(3,154)	(3,019)
Litigation and conduct	(360)	(60)	(154)
Operating expenses	(5,525)	(4,991)	(5,160)
Share of post-tax results of associates and joint ventures	—	2	—
Profit on disposal of subsidiaries, associates and joint ventures	94	401	132
Profit before tax	3,323	2,155	2,018
Taxation	113	(21)	391
Profit after tax	3,436	2,134	2,409

Attributable to:
Equity holders of the parent	2,641	1,305	1,570
Other equity instrument holders	795	829	839
Total equity holders of the parent	3,436	2,134	2,409
Profit after tax	3,436	2,134	2,409
a.2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details.
Dividends paid to the Parent company by its subsidiaries, associates and joint ventures totalled £1,174m (2020: £610m, 2019: £980m)

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	200

Notes to the financial statements
Other disclosure matters

Parent statement of comprehensive income	Restated[b]	2020	2019
	2021	2020	2019
For the year ended 31 December	£m	£m	£m
Profit after tax	3,436	2,134	2,409
Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[a]	128	(519)	(198)
Fair value through other comprehensive income reserve movement relating to debt securities
Net (losses)/gains from changes in fair value	(1,382)	2,405	2,463
Net gains transferred to net profit on disposal	(248)	(252)	(454)
Net (gains)/losses transferred to net profit due to impairment	(6)	1	1
Net gains/(losses) due to fair value hedging	1,103	(1,634)	(1,780)
Other movements	—	—	(3)
Tax	170	(131)	(63)
Cash flow hedging reserve
Net (losses)/gains from changes in fair value	(2,230)	1,375	850
Net gains transferred to net profit	(333)	(296)	(149)
Tax	748	(291)	(175)
Other	—	2	9
Other comprehensive (loss)/income that may be recycled to profit or loss	(2,050)	660	501

Other comprehensive (loss)/income not recycled to profit or loss:
Retirement benefit remeasurements	1,261	(85)	(269)
Fair value through other comprehensive income reserve movements relating to equity instruments	—	—	(3)
Own credit	(55)	(778)	(277)
Tax	(563)	190	149
Other comprehensive income/(loss) not recycled to profit or loss	643	(673)	(400)

Other comprehensive (loss)/income for the year	(1,407)	(13)	101

Total comprehensive income for the year	2,029	2,121	2,510

Attributable to:
Equity holders of the parent	2,029	2,121	2,510
Total comprehensive income for the year	2,029	2,121	2,510
Note
aIncludes £0m (2020:£0m; 2019: £45m profit) on recycling of currency translation differences.
b2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details.
The Parent company financials on pages 111 to 114 form part of this note.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	201

Notes to the financial statements
Other disclosure matters
Commitments and contractual obligations
Barclays Bank PLC Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments
	Amount of commitment expiration per period

	Less than one year	Between one to three years	Between three to five years	After five years	Total amounts committed
Barclays Bank PLC	£m	£m	£m	£m	£m
As at 31 December 2021
Guarantees and letters of credit pledged as collateral security	45,289	—	—	—	45,289
Performance guarantees, acceptances and endorsements	10,485	—	—	—	10,485
Documentary credits and other short-term trade related transactions	1,462	—	—	—	1,462
Standby facilities, credit lines and other commitments	193,641	—	—	—	193,641

As at 31 December 2020
Guarantees and letters of credit pledged as collateral security	31,425	23	—	—	31,448
Performance guarantees, acceptances and endorsements	10,967	2	—	—	10,969
Documentary credits and other short-term trade related transactions	1,029	—	—	—	1,029
Standby facilities, credit lines and other commitments	182,357	150	198	28	182,733
Contractual obligations include debt securities.

Contractual obligations
	Payments due by period

	Less than one year	Between one to three years	Between three to five years	After five years	Total
Barclays Bank PLC	£m	£m	£m	£m	£m
As at 31 December 2021
Long-term debt[a]	31,019	10,446	6,509	20,050	68,024
Purchase obligations	17	—	—	—	17
Total	31,036	10,446	6,509	20,050	68,041

As at 31 December 2020
Long-term debt[a]	20,841	10,301	7,880	14,873	53,895
Note
aLong-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.
Net cash flows from derivatives used to hedge long-term debt amount to £1.1bn (2020: £2.3bn).

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	202

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	203

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	204

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	205

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	206

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	207

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
Disclosure controls and procedures
The Chief Executive, C.S. Venkatakrishnan, and the Chief Financial Officer, Steven Ewart, conducted with Barclays Bank Group's management an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as at 31 December 2021, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms. Based on that evaluation as at the Original Filing Date, it was originally concluded that the design and operation of these disclosure controls and procedures were effective. However, subsequent to the evaluation, in assessing the material weakness that contributed to the restatement of the Restated Financial Statements included in this Amendment No. 1 (see Restatement of financial statements (Note 1a) on page 118 and Governance - Corporate Governance Statement - Material Weakness on page 13 for further details), the Chief Executive and Chief Financial Officer concluded that these disclosure controls and procedures were not effective as at 31 December 2021. For further details, refer to 'Governance-Corporate Governance Statement-Audit, Risk and Internal Control-Material Weakness' on page 13 above.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	208

Additional unaudited information
Section 13(r) to the US Securities Exchange Act of 1934 (Iran sanctions and related disclosure)
Section 13(r) of the US Securities Exchange Act of 1934 as amended (the “Exchange Act”) requires each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The requirement includes disclosure of activities not prohibited by US or other law even if conducted outside the US by non-US companies or affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act we note the following in relation to activity occurring in 2021, the period covered by this annual report, or in relation to activity we became aware of in 2021 relating to disclosable activity prior to the reporting period. Except as noted below, Barclays intends to continue the activities described. Barclays does not allocate profits at the level of these activities, which in any event would not be significant, and we therefore report only gross revenue where measurable. Barclays attributed revenue of approximately GBP 14,290 in 2021 in relation to the activities disclosed below.
Legacy Guarantees
Between 1992 and 2006, Barclays entered into several guarantees for the benefit of Iranian banks in connection with the supply of goods and services by Barclays customers to Iranian buyers (the "Iranian guarantees"). These were counter guarantees issued to Iranian banks to support guarantees issued by these banks to the Iranian buyers. The Iranian banks and a number of the Iranian buyers were either subsequently designated as Specially Designated Nationals and Blocked Persons (“SDN”) by the US Department of the Treasury, Office of Foreign Assets Control (“OFAC”), or are owned by the Government of Iran. In addition, between 1993 and 2005, Barclays entered into similar guarantees for the benefit of a Syrian bank that was subsequently designated pursuant to the Weapons of Mass Destruction Proliferators Sanctions Regulations (“WMDPSR”) in August 2011 (the "WMDPSR guarantees").
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
Barclays maintains a customer relationship with a UK-incorporated medical manufacturing company. In 2021, Barclays processed a number of payments, for the benefit of our customer, relating to the export of medical devices to a privately-owned Iranian entity. The end users of these medical devices include hospitals, medical universities, or clinics that may be owned or controlled by, or affiliated with, the Government of Iran. The payments were made in accordance with applicable laws and regulations and all payments were received from the privately-owned Iranian entity; no payments were received directly from any SDN or entity owned or controlled by, or affiliated with, the Government of Iran. Although OFAC has issued general licenses relating to the sale of medical devices to Iran, these licenses do not apply to sales of non-US origin items by non-US persons. Barclays attributed revenue of approximately GBP 120 in 2021 in relation to this activity.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	209

Additional unaudited information
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	210

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
Notes
		A	Directly held by Barclays Bank PLC	R	Capital Contribution Shares
		B	Partnership Interest	S	Redeemable Class B Shares
		C	Membership Interest	T	Non-Redeemable Ordinary Shares
		D	Trust Interest	U	Class A Shares
		E	Guarantor	V	Class B Shares
		F	Preference Shares	W	First Class Common Shares, Second Class
		G	A Preference Shares	Common Shares
		H	B Preference Shares	X	Class B Redeemable Preference Shares
		I	Ordinary/Common Shares in addition to other	Z	Not Consolidated (see Note 33 Structured
		shares		entities)
		J	A Ordinary Shares	AA	PEF Carry Shares
		K	B Ordinary Shares	BB	Tracker 1 Euro, GBP, USD Shares,
		L	C Ordinary Shares	UDS Tracker 2 Shares, USD Tracker 3 Shares
		M	F Ordinary Shares
		N	W Ordinary Shares
		O	First Preference Shares, Second Preference
Shares
		P	Registered Address not in country of
incorporation
		Q	USD Linked Ordinary Shares

Wholly owned subsidiaries	Note	Wholly owned subsidiaries	Note	Wholly owned subsidiaries	Note
United Kingdom		Barsec Nominees Limited	A	RVT CLO Investments LLP	B
- 1 Churchill Place, London, E14 5HP		BB Client Nominees Limited	A	Surety Trust Limited	A
Aequor Investments Limited		Chapelcrest Investments Limited		Swan Lane Investments Limited
Ardencroft Investments Limited	A	Cobalt Investments Limited	A	US Real Estate Holdings No.1 Limited
B D & B Investments Limited		Cornwall Homes Loans Limited	A	US Real Estate Holdings No.2 Limited
B.P.B. (Holdings) Limited	A	DMW Realty Limited	A	US Real Estate Holdings No.3 Limited
Barclays Aldersgate Investments Limited	A	Dorset Home Loans Limited	A	US Real Estate Holdings No.4 Limited
Barclays Capital Asia Holdings Limited	A	Durlacher Nominees Limited	A	US Real Estate Holdings No.5 Limited	A
Barclays Capital Finance Limited	A	Eagle Financial and Leasing Services (UK) Limited	A	US Real Estate Holdings No.6 Limited	A
Barclays Capital Japan Securities Holdings		Finpart Nominees Limited	A	Wedd Jefferson (Nominees) Limited	A
Limited		Foltus Investments Limited		Westferry Investments Limited	A
Barclays Capital Nominees (No.2) Limited		Hawkins Funding Limited	A	Woolwich Qualifying Employee Share	A
Barclays Capital Nominees (No.3) Limited	A	Heraldglen Limited		Ownership Trustee Limited
Barclays Capital Nominees Limited	A	Isle of Wight Home Loans Limited	A	Zeban Nominees Limited	A
Barclays Capital Securities Client Nominee	A	J.V. Estates Limited	A	– Hill House, 1 Little New Street, London, EC4A 3TR
Limited		Kirsche Investments Limited	A	Barclays (Barley) Limited	J, A
Barclays Capital Securities Limited	A, F	Long Island Assets Limited		(In Liquidation)
Barclays CCP Funding LLP	A, B	Maloney Investments Limited	A	Barclays Nominees (Branches) Limited	A
Barclays Directors Limited	A	Menlo Investments Limited	A	(In Liquidation)
Barclays Executive Schemes Trustees Limited	A	Mercantile Credit Company Limited	A	Gerrard Management Services Limited	A
Barclays Group Holdings Limited	A	Mercantile Leasing Company (No.132)	A	(In Liquidation)
Barclays International Holdings Limited	A	Limited		Lombard Street Nominees Limited	A
Barclays Investment Management Limited	A	MK Opportunities LP	B	(In Liquidation)
Barclays Long Island Limited	A	Murray House Investment Management	A	- 745 Seventh Avenue, New York NY 10019
Barclays Marlist Limited	A	Limited (In Liquidation)		Alynore Investments Limited Partnership	B, P
Barclays Nominees (George Yard) Limited	A, Z	Naxos Investments Limited	A	- 5 The North Colonnade, London, E14 4BB
Barclays Pension Funds Trustees Limited	A, Z	Northwharf Nominees Limited	A, AA	Leonis Investments LLP	A, B
Barclays Private Bank		Real Estate Participation Management Limited		- 9, allée Scheffer, L-2520, Luxembourg
Barclays Services (Japan) Limited	A	Real Estate Participation Services Limited		Barclays Claudas Investments Partnership	B, P
Barclays Shea Limited	A	Relative Value Investments UK Limited	B	Barclays Pelleas Investments Limited Partnership	B, P
Barclays Term Funding Limited Liability	B	Liability Partnership		Barclays Blossom Finance General Partnership	B, P
Partnership		Relative Value Trading Limited
Barclays Wealth Nominees Limited	A	Roder Investments No. 1 Limited	A, BB
Barcosec Limited	A	Roder Investments No. 2 Limited	A, BB

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	211

Additional unaudited information

Wholly owned subsidiaries	Note	Wholly owned subsidiaries	Note	Wholly owned subsidiaries	Note
Argentina		Guernsey		Jersey
– 855 Leandro N.Alem Avenue, 8th Floor,		- PO BOX 41, Floor 2, Le Marchant House, Le		- 2nd Floor, Gaspé House, 66-72
Buenos Aires		Truchot, St Peter Port, GY1 3BE		Esplanade, St. Helier, JE1 1GH
Compañía Sudamerica S.A.	A	Barclays Nominees (Guernsey) Limited (In	A	Barclays Services Jersey Limited	A
– Marval, O’Farrell & Mairal, Av. Leandro N.		Liquidation)		- 5 Esplanade, St. Helier, JE2 3QA
Alem 882, Buenos Aires, C1001AAQ				Barclays Wealth Management Jersey Limited	A
Compañia Regional del Sur S.A.	A	Hong Kong		BIFML PTC Limited	A
		- 42nd floor Citibank Tower, Citibank Plaza,		– 13 Library Place, St Helier, JE4 8NE
Brazil		3 Garden Road		Barclays Nominees (Jersey) Limited	A, Z
– Av. Brigadeiro Faria Lima, No. 4.440, 12th		Barclays Bank (Hong Kong Nominees) Limited	A	Barclaytrust Channel Islands Limited	A, Z
Floor, Bairro Itaim Bibi, Sao Paulo, CEP,		(in Liquidation)		– Estera Trust (Jersey) Limited, 13-14
04538-132		Barclays Capital Asia Nominees Limited (In		Esplanade, St Helier, JE1 1EE
Barclays Brasil Assessoria Financeira Ltda	A	Liquidation)		MK Opportunities GP Ltd	A
BNC Brazil Consultoria Empresarial Ltda	A	- Level 41, Cheung Kong Center, 2 Queen's
		Road, Central		Luxembourg
Canada		Barclays Capital Asia Limited	A	- 9, allée Scheffer, L-2520
– 333 Bay Street, Suite 4910, Toronto ON M5H				Barclays Alzin Investments S.à r.l.	U,V
2R2		India		Barclays Bayard Investments S.à r.l.	J, K
Barclays Capital Canada Inc.		- 208 Ceejay House, Shivsagar Estate, Dr A		Barclays Bedivere Investments S.à r.l.
– Stikeman Elliot LLP, 199 Bay Street, 5300		Beasant Road, Worli, Mumbai, 400 018		Barclays Bordang Investments S.à r.l.	U,V
Commerce Court West, Toronto ON M5L 1B9		Barclays Securities (India) Private Limited		Barclays BR Investments S.à r.l.
Barclays Corporation Limited	A	Barclays Wealth Trustees (India) Private		Barclays Cantal Investments S.à r.l.
		Limited		Barclays Capital Luxembourg S.à r.l.
Cayman Islands		- Level 10, Block B6, Nirlon Knowledge		Barclays Capital Trading Luxembourg S.à r.l.	U,V
- Maples Corporate Services Limited, PO Box		Park, Off Western Express Highway		Barclays Claudas Investments S.à r.l.
309, Ugland House, George Town, Grand		Goregaon (East), Mumbai, 40063		Barclays Equity Index Investments S.à r.l.
Cayman, KY1-1104		Barclays Investments & Loans (India)	A, F, I	Barclays International Luxembourg Dollar
Alymere Investments Limited		Private Limited		Holdings S.à r.l.
Analytical Trade UK Limited	A			Barclays Lamorak Investments S.à r.l.	T
Barclays US Holdings Limited	A, J	Ireland		Barclays Leto Investments S.à r.l.	I, K
Barclays Capital (Cayman) Limited	A	- One Molesworth Street, Dublin 2,		Barclays Luxembourg EUR Holdings S.à r.l	T
Barclays Securities Financing Limited	G,H, I	D02RF29		Barclays Luxembourg Finance S.à r.l.
Braven Investments No.1 Limited		Barclays Bank Ireland Public Limited		Barclays Luxembourg GBP Holdings S.à r.l.	T
Calthorpe Investments Limited		Company		Barclays Luxembourg Global Funding S.à r.l.
Capton Investments Limited	A	Barclays Europe Client Nominees	A, Z	Barclays Luxembourg Holdings S.à r.l.	I, Q
Claudas Investments Limited	A	Designated Activity Company		Barclays Luxembourg Holdings SSC	B
Claudas Investments Two Limited		Barclays Europe Firm Nominees Designated	Z	Barclays Pelleas Investments S.à r.l.
Gallen Investments Limited		Activity Company		- 68-70 Boulevard de la Petrusse, L-2320
Hurley Investments No.1 Limited		Barclays Europe Nominees Designated	Z	Adler Toy Holding Sarl
JV Assets Limited	L	Activity Company		-10 rue du Château d’Eau, Leudelange,
Mintaka Investments No. 4 Limited		-70 Sir John Rogerson’s Quay, Dublin 2		Grand Duchy of Luxembourg, L-3364
OGP Leasing Limited		Barclays Finance Ireland		BPM Management GP SARL	A
Palomino Limited	A, Z	- 25-28 North Wall Quay, Dublin 1,
Pelleas Investments Limited	A	D01H104		Mauritius
Pippin Island Investments Limited	A	Erimon Home Loans Ireland Limited	A	- C/O Rogers Capital Corporate Services
Razzoli Investments Limited	A, F, I			Limited, 3rd Floor, Rogers House, No.5
RVH Limited	A, F, I	Isle of Man		President John Kennedy Street, Port Louis
Wessex Investments Limited		- P O Box 9, Victoria Street,		Barclays Capital Mauritius Limited (In Liquidation)	A
- Walkers Corporate Limited, Cayman		Douglas, IM99 1AJ		Barclays Capital Securities Mauritius Limited	A
Corporate Centre, 27 Hospital Road, George		Barclays Holdings (Isle of Man) Limited (In	A	- Fifth Floor, Ebene Esplanade, 24
Town, KY1- 9008		Liquidation)		Cybercity, Ebene
Long Island Holding B Limited	A	Barclays Nominees (Manx) Limited	A	Barclays Mauritius Overseas Holdings Limited	A
		Barclays Private Clients International	A, J, K
Germany		Limited		Mexico
- TaunusTurm, Taunustor 1, 60310,				– Paseo de la Reforma 505, 41 Floor, Torre
Frankfurt		Japan		Mayor, Col. Cuauhtemoc, CP 06500
Barclays Capital Effekten GmbH	A	- 10-1, Roppongi 6-chome, Minato-ku,		Barclays Bank Mexico, S.A.	K, M
- Stuttgarter Straße 55-57, 73033		Tokyo		Barclays Capital Casa de Bolsa, S.A. de C.V.	K, M
Göppingen		Barclays Funds and Advisory Japan Limited		Grupo Financiero Barclays Mexico, S.A. de C.V.	A,K,M
Holding Stuttgarter Straße GmbH (In		Barclays Securities Japan Limited	I, G	Servicios Barclays, S.A. de C.V.
Liquidation)		Barclays Wealth Services Limited

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	212

Additional unaudited information

Wholly owned subsidiaries	Note	Wholly owned subsidiaries	Note
Other Related Undertakings
Unless otherwise stated, the undertakings below are consolidated and the share capital disclosed comprises ordinary and/or common shares which are held by Barclays Bank PLC or its subsidiaries. The Barclays Bank PLC Group’s overall ownership percentage is provided for each undertaking.

Monaco		Barclays Receivables LLC	C
– 31 Avenue de la Costa, Monte Carlo		Barclays Services Corporation
BP 339		Barclays Services LLC	C
Barclays Private Asset Management		Barclays US CCP Funding LLC	C
(Monaco) S.A.M		Barclays US Investments Inc.	J, K
Barclays US LLC
Saudi Arabia		BCAP LLC	C	Other Related Undertakings	%	Note
- 3rd Floor Al Dahna Center, 114 Al-Ahsa		Crescent Real Estate Member LLC	C	United Kingdom
Street, PO Box 1454, Riyadh 11431		Curve Investments GP	B	– 1 Churchill Place, London, E14 5HP
Barclays Saudi Arabia (In Liquidation)	A	Gracechurch Services Corporation		PSA Credit Company Limited (In Liquidation)	50.00	A,J,L
		Lagalla Investments LLC		– 3 - 5 London Road, Rainham, Kent, ME8 7RG
Singapore		Long Island Holding A LLC	C	Trade Ideas Limited	20.00	A,Z
- 10 Marina Boulevard, #25-01 Marina Bay		LTDL Holdings LLC	C	– 50 Lothian Road, Festival Square,
Financial Centre, Tower 2, 018983		Marbury Holdings LLC		Edinburgh, EH3 9WJ
Barclays Capital Futures (Singapore) Private		Procella Investments No.2 LLC	C	Equistone Founder Partner II L.P.	20.00	A,B,Z
Limited (In Liquidation)		Procella Investments No.3 LLC	C	Equistone Founder Partner III L.P.	35.00	A,B,Z
Barclays Capital Holdings (Singapore)	A	Preferred Liquidity, LLC	J	– Enigma, Wavendon Business Park
Private Limited (In Liquidation)		Relative Value Holdings, LLC		Milton Keynes, MK17 8LX
Barclays Merchant Bank (Singapore) Ltd		Surrey Funding Corporation		Intelligent Processing Solutions Limited	19.50	A,Z
		Sussex Purchasing Corporation		– 65A Basinghall Street, London, EC2V 5DZ
Spain		Sutton Funding LLC	C	Cyber Defence Alliance Limited	25.00	A,E,Z
- Calle Jose, Abascal 51, 28003, Madrid		TPProperty LLC	C
Barclays Tenedora De Inmuebles SL.	A	US Funding (VISA B Acquisition)LLC	C	Korea, Republic of
BVP Galvani Global, S.A.U.	A	US Secured Investments LLC	R	- 18th Floor, Daishin Finance Center,
		Verain Investments LLC		343, Samil-daero, Jung-go, Seoul
Switzerland		Wilmington Riverfront Receivables LLC	V	Woori BC Pegasus	70.00	A,W
- Chemin de Grange Canal 18-20, PO Box		- Corporation Service Company, 100 Pearl Street		Securitization Specialty Co.,
3941, 1211, Geneva		17th Floor, MC-CSC1, Hartford, CT 06103		Limited
Barclays Bank (Suisse) SA		Barclays Capital Inc.
BPB Holdings SA		- Corporation Service Company, 80 State Street		Luxembourg
		Albany, NY, 12207-2543		- 9, allée Scheffer, L-2520
United States		Barclays Equity Holdings Inc.		Preferred Funding S.à r.l.	33.33	X
- Corporation Service Company,		-Corporation Service Company, 2626		Preferred Investments S.à r.l.	33.33	I,X
251 Little Falls Drive, Wilmington, DE 19808		Glenwood Ave, Suite 550, Raleigh, NC, 27608
Analytical Trade Holdings LLC		Barclays US GPF Inc.		Malta
Analytical Trade Investments LLC	S	Equifirst Corporation (In Liquidation)		- RS2 Buildings, Fort Road,
Barclays Bank Delaware		-Aon Insurance Managers, 76 Paul Street		Mosta MST 1859
Barclays Capital Derivatives Funding LLC	C	Suite, 500, Burlington VT 05401		RS2 Software PLC	18.25	A,Z
Barclays Capital Energy Inc.		Barclays Insurance U.S. Inc.
Barclays Capital Equities Trading GP	B
Barclays Capital Holdings Inc.	H, I	Zimbabwe
Barclays Capital Real Estate Finance Inc.		- 2 Premium Close, Mount Pleasant Business
Barclays Capital Real Estate Holdings Inc.		Park, Mount Pleasant, Harare
Barclays Capital Real Estate Inc.		Branchcall Computers (Pvt) Limited	A
Barclays Commercial Mortgage Securities LLC	C
Barclays Dryrock Funding LLC	C
Barclays Electronic Commerce Holdings Inc.
Barclays Financial LLC	C
Barclays Group US Inc.
Barclays Oversight Management Inc.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	213

Additional unaudited information

Other Related Undertakings	%	Note
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

Guernsey
- P.O. Box 33, Dorey Court,
Admiral Park, St. Peter Port,
GY1 4AT
Barclays UKRF No.1 IC Limited	0.00	Z
Barclays UKRF ICC Limited	0.00	Z

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	214

Additional unaudited information
Income statement commentary
Consolidated income statement commentary
2021 compared to 2020
The Barclays Bank Group’s profit increased in FY21 primarily reflecting an impairment release, which included an update for an improved macroeconomic environment, partly offset by lower income and higher costs, which included a structural cost action charge as part of a real estate review and a provision relating to the expected losses resulting from a rescission offer to repurchase certain securities issuances identified as being in excess of the registered amount.
•Profit before tax increased to £5,418m (2020: £3,075m) driven by an increase in CIB to £5,528m (2020: £3,929m) and CC&P to £729m (2020: £292m loss), partially offset by an increased loss in Head Office of £839m (2020: £562m)
•Total income decreased 2% to £15,408m
–CIB income decreased 1% to £12,481m driven by a 15% decrease in Global Markets, reflecting tighter spreads and the non-recurrence of prior year client activity levels, partially offset by a 35% increase in Investment Banking fees as the fee pool and Barclays' share improved1. Corporate income increased 7% driven by deposits and higher payments volumes, partially offset by the current year fair value loan write-off on a single name and increased cost of hedging, whilst the prior year included net losses from the mark-to-market of lending and related hedge positions
–CC&P income decreased 4% to £3,337m reflecting lower cards balances, partially offset by the non-recurrence of a c.£100m valuation loss on Barclays’ preference shares in Visa Inc. in Q220, which have subsequently been fully disposed of in FY21
–Head Office income was a net expense of £410m (2020: £319m) which primarily reflected hedge accounting and funding costs on a legacy capital instrument
•Credit impairment net release of £277m (2020: £3,377m charge) was driven by an improved macroeconomic outlook
–CIB credit impairment net release of £461m (2020: £1,565m charge) was also supported by net single name wholesale loan releases and a benign credit risk environment
–CC&P credit impairment charge of £185m (2020: £1,720m charge) was partially driven by lower delinquencies and higher customer repayments
–Head Office credit impairment net release was £1m (2020: £92m charge)
•Total operating expenses increased 8% to £10,259m
–CIB total operating expenses increased 4% to £7,406m primarily driven by a £220m provision relating to the expected losses resulting from a rescission offer to repurchase certain securities issuances identified as being in excess of the registered amount. Operating expenses increased 1% to £7,169m driven by higher performance costs, that reflect an improvement in performance, partly offset by a lower bank levy charge primarily due to the reduced rate
–CC&P total operating expenses increased 11% to £2,424m driven by the impact of higher investment spend, including an increase in marketing and costs for existing and new partnerships, and customer remediation costs related to a legacy portfolio
–Head Office total operating expenses of £429m (2020: £154m) included a charge of £266m relating to a structural cost action taken as part of a real estate review
•Other net income decreased to an £8m expense (2020: £133m income) due to the non-recurrence of prior year gains on disposals from the sale of a number of subsidiaries within the Barclays Group
•The effective tax rate was 15.3% (2020: 20.3%). This reflects a £218m tax benefit recognised for the re-measurement of the Barclays Bank Group’s UK deferred tax assets as a result of the enactment in 2021 of a UK corporation tax rate increase from 19% to 25% effective from 1 April 2023
Please refer to “Income statement commentary” in the “Additional information” section of the 2020 Annual Report on Form 20-F for a comparative discussion of 2020 financial results compared to 2019.
Note
1 Data source: Dealogic for the period covering 1 January to 31 December 2021

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	215

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
Total shareholders’ equity
Total shareholders’ equity increased £2.6bn to £56.3bn.
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
Retained earnings increased £3.9bn to £43.4bn, mainly due to profits of £4.0bn and an increase in the pension remeasurement reserve of £0.6bn, offset by dividends of £0.8bn.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	216

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

As at 31 December 2021, £263m (2020: £649m; 2019: £869m) of US time deposits were in excess of the Federal Deposit Insurance Corporation insurance limit.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	217

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
Note
aLong-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.
Net cash flows from derivatives used to hedge long-term debt amount to £1.1bn (2020: £2.3bn).
Further information on the contractual maturity of the Barclays Bank Group’s assets and liabilities is given in the Liquidity risk section.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	218

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
The above table is only for debt securities held at the reporting date and does not include associated hedges.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	219

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
cOther interest and similar income principally relates to hedging activity.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	220

Additional unaudited information
Additional financial disclosure

Assets		2020
		Average balance	Interest income	Interest expense[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	44,950	84	—	84	0.2
Cash and balances at central banks	Non-UK	123,162	142	(281)	(139)	(0.1)
Cash and balances at central banks	Total	168,112	226	(281)	(55)	—
Loans and advances at amortised cost	UK	78,833	1,500	—	1,500	1.9
Loans and advances at amortised cost	Non-UK	73,781	3,010	(4)	3,006	4.1
Loans and advances at amortised cost[b]	Total	152,614	4,510	(4)	4,506	3.0
Cash collateral	UK	61,503	196	(31)	165	0.3
Cash collateral	Non-UK	18,110	36	—	36	0.2
Cash collateral	Total	79,613	232	(31)	201	0.3
Reverse repurchase agreements	UK	675	8	—	8	1.2
Reverse repurchase agreements	Non-UK	8,917	4	(9)	(5)	(0.1)
Reverse repurchase agreements	Total	9,592	12	(9)	3	—
Interest earning assets at fair value through other comprehensive income	UK	47,665	549	—	549	1.2
Interest earning assets at fair value through other comprehensive income	Non-UK	2,927	55	—	55	1.9
Interest earning assets at fair value through other comprehensive income	Total	50,592	604	—	604	1.2
Other interest and similar income[c]		—	422	—	422	—
Total interest earning assets not at fair value through income statement		460,523	6,006	(325)	5,681	1.2
Less interest and similar expense		—	(2,846)	325	(2,521)	—
Net interest		460,523	3,160	—	3,160	—
Interest earning assets at fair value through income statement	UK	184,701
Interest earning assets at fair value through income statement	Non-UK	76,369
Interest earning assets at fair value through income statement	Total	261,070
Total interest earning assets		721,593
Impairments		(4,852)
Non-interest earning assets		412,510
Total		1,129,251
Percentage of total average interest earning assets in offices outside the UK		42%
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
cOther interest and similar income principally relates to hedging activity.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	221

Additional unaudited information
Additional financial disclosure

Assets		2019
		Average balance	Interest income	Interest expense[a]	Total net interest	Rate
		£m	£m	£m	£m	£m
Cash and balances at central banks	UK	38,450	293	—	293	0.8
Cash and balances at central banks	Non-UK	101,371	626	(233)	393	0.4
Cash and balances at central banks	Total	139,821	919	(233)	686	0.5
Loans and advances at amortised cost	UK	74,894	1,746	—	1,746	2.3
Loans and advances at amortised cost	Non-UK	71,925	3,768	(3)	3,765	5.2
Loans and advances at amortised cost[b]	Total	146,819	5,514	(3)	5,511	3.8
Cash collateral	UK	56,091	394	(14)	380	0.7
Cash collateral	Non-UK	7,400	49	—	49	0.7
Cash collateral	Total	63,491	443	(14)	429	0.7
Reverse repurchase agreements	UK	1,284	46	—	46	3.6
Reverse repurchase agreements	Non-UK	2,041	11	—	11	0.5
Reverse repurchase agreements	Total	3,325	57	—	57	1.7
Interest earning assets at fair value through other comprehensive income	UK	49,399	756	—	756	1.5
Interest earning assets at fair value through other comprehensive income	Non-UK	2,961	75	—	75	2.5
Interest earning assets at fair value through other comprehensive income	Total	52,360	831	—	831	1.6
Other interest and similar income[c]		—	321	—	321	—
Total interest earning assets not at fair value through P&L		405,816	8,085	(250)	7,835	1.9
Less interest and similar expense		—	(4,178)	250	(3,928)
Net interest		405,816	3,907	—	3,907
Interest earning assets at fair value through P&L	UK	188,811
Interest earning assets at fair value through P&L	Non-UK	68,031
Interest earning assets at fair value through P&L	Total	256,842
Total interest earning assets		662,658
Impairments		(3,776)
Non-interest earning assets		348,215
Total		1,007,097
Percentage of total average interest earning assets in offices outside the UK		38%
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
cOther interest and similar income principally includes interest income relating to hedging activity.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	222

Additional unaudited information
Additional financial disclosure

Liabilities		Restated[d]
		2021
		Average balance	Interest expense	Interest income[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	130,828	112	(55)	57	—
Deposits at amortised cost	Non-UK	69,811	218	(77)	141	0.2
Deposits at amortised cost	Total	200,639	330	(132)	198	0.1
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	788	1	—	1	0.1
Federal funds purchased[b]	Total	788	1	—	1	0.1
Cash collateral	UK	44,591	42	(40)	2	—
Cash collateral	Non-UK	16,036	22	—	22	0.1
Cash collateral	Total	60,627	64	(40)	24	—
Debt securities in issue	UK	9,295	290	—	290	3.1
Debt securities in issue	Non-UK	12,745	95	—	95	0.7
Debt securities in issue	Total	22,040	385	—	385	1.7
Commercial paper	UK	9,094	4	(26)	(22)	(0.2)
Commercial paper	Non-UK	11,337	24	(6)	18	0.2
Commercial paper[b]	Total	20,431	28	(32)	(4)	—
Subordinated liabilities	UK	29,757	922	—	922	3.1
Subordinated liabilities	Non-UK	227	12	—	12	5.3
Subordinated liabilities	Total	29,984	934	—	934	3.1
Repurchase agreements	UK	8,793	15	—	15	0.2
Repurchase agreements	Non-UK	2,542	1	(44)	(43)	(1.7)
Repurchase agreements	Total	11,335	16	(44)	(28)	(0.2)
Other interest and similar expense[c]		—	841	(374)	467	—
Total interest bearing liabilities not at fair value through income statement		345,844	2,599	(622)	1,977	0.6
Interest bearing liabilities at fair value through income statement	UK	268,067
Interest bearing liabilities at fair value through income statement	Non-UK	55,754
Interest bearing liabilities at fair value through income statement	Total	323,821
Total interest bearing liabilities		669,665
Interest free customer deposits	UK	45,498
Interest free customer deposits	Non-UK	15,179
Interest free customer deposits	Total	60,677
Other non-interest bearing liabilities[d]		343,510
Shareholders' equity		53,872
Total		1,127,724
Percentage of total average interest earning liabilities in offices outside the UK		25%
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
d2021 financial metrics have been restated to reflect the over-issuance of securities under the Company's 2019 F-3. See Restatement of financial statements (Note 1a) on page 118 for further details. In calculating the impact on the average balances for the provision relating to over-issuance of securities under the Company's 2019 F-3 and related current tax liabilities the quarter end positions have been used.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	223

Additional unaudited information
Additional financial disclosure

Liabilities		2020
		Average balance	Interest expense	Interest income[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	130,760	200	(15)	185	0.1
Deposits at amortised cost	Non-UK	70,552	443	(15)	428	0.6
Deposits at amortised cost	Total	201,312	643	(30)	613	0.3
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	155	1	—	1	0.6
Federal funds purchased[b]	Total	155	1	—	1	0.6
Cash collateral	UK	53,245	96	(31)	65	0.1
Cash collateral	Non-UK	13,921	38	—	38	0.3
Cash collateral	Total	67,166	134	(31)	103	0.2
Debt securities in issue	UK	10,208	54	—	54	0.5
Debt securities in issue	Non-UK	13,358	274	(2)	272	2.0
Debt securities in issue	Total	23,566	328	(2)	326	1.4
Commercial paper	UK	7,727	16	—	16	0.2
Commercial paper	Non-UK	10,185	80	—	80	0.8
Commercial paper[b]	Total	17,912	96	—	96	0.5
Subordinated liabilities	UK	34,573	1,104	—	1,104	3.2
Subordinated liabilities	Non-UK	220	8	—	8	3.6
Subordinated liabilities	Total	34,793	1,112	—	1,112	3.2
Repurchase agreements	UK	7,245	29	—	29	0.4
Repurchase agreements	Non-UK	1,321	7	(5)	2	0.2
Repurchase agreements	Total	8,566	36	(5)	31	0.4
Other interest and similar expense[c]		—	496	—	496	—
Total interest bearing liabilities not at fair value through income statement		353,470	2,846	(68)	2,778	0.8
Interest bearing liabilities at fair value through income statement	UK	239,987
Interest bearing liabilities at fair value through income statement	Non-UK	51,887
Interest bearing liabilities at fair value through income statement	Total	291,874
Total interest bearing liabilities		645,344
Interest free customer deposits	UK	38,136
Interest free customer deposits	Non-UK	12,860
Interest free customer deposits	Total	50,996
Other non-interest bearing liabilities		377,157
Shareholders' equity		55,754
Total		1,129,251
Percentage of total average interest earning liabilities in offices outside the UK		25%
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
cOther interest and similar expense principally includes interest expense relating to hedging activity.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	224

Additional unaudited information
Additional financial disclosure

Liabilities		2019
		Average balance	Interest expense	Interest income[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	110,455	636	—	636	0.6
Deposits at amortised cost	Non-UK	67,329	1,136	(1)	1,135	1.7
Deposits at amortised cost	Total	177,784	1,772	(1)	1,771	1.0
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	299	6	—	6	2.0
Federal funds purchased[b]	Total	299	6	—	6	2.0
Cash collateral	UK	50,985	214	(10)	204	0.4
Cash collateral	Non-UK	8,332	82	—	82	1.0
Cash collateral	Total	59,317	296	(10)	286	0.5
Debt securities in issue	UK	8,248	84	—	84	1.0
Debt securities in issue	Non-UK	15,839	536	(2)	534	3.4
Debt securities in issue	Total	24,087	620	(2)	618	2.6
Commercial paper	UK	7,584	17	—	17	0.2
Commercial paper	Non-UK	9,891	236	—	236	2.4
Commercial paper[b]	Total	17,475	253	—	253	1.4
Subordinated liabilities	UK	35,590	1,072	—	1,072	3.0
Subordinated liabilities	Non-UK	374	24	—	24	6.4
Subordinated liabilities	Total	35,964	1,096	—	1,096	3.0
Repurchase agreements	UK	2,160	11	—	11	0.5
Repurchase agreements	Non-UK	2,381	20	—	20	0.8
Repurchase agreements	Total	4,541	31	—	31	0.7
Other interest and similar expense[c]		—	104	—	104	—
Total interest bearing liabilities not at fair value through income statement		319,467	4,178	(13)	4,165	1.3
Interest bearing liabilities at fair value through income statement	UK	231,224
Interest bearing liabilities at fair value through income statement	Non-UK	62,304
Interest bearing liabilities at fair value through income statement	Total	293,528
Total interest bearing liabilities		612,995
Interest free customer deposits	UK	30,688
Interest free customer deposits	Non-UK	10,375
Interest free customer deposits	Total	41,063
Other non-interest bearing liabilities		303,005
Shareholders' equity		50,034
Total		1,007,097
Percentage of total average interest earning liabilities in offices outside the UK		27%
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
cOther interest and similar expense principally includes interest expense relating to hedging activity.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	225

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

Interest income
		2021/2020 Change due to increase/(decrease) in:			2020/2019 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Cash and balances at central banks	UK	(28)	2	(30)	(209)	43	(252)
Cash and balances at central banks	Non-UK	(93)	(8)	(85)	(532)	69	(601)
Cash and balances at central banks	Total	(121)	(6)	(115)	(741)	112	(853)
Loans and advances at amortised cost	UK	376	(50)	426	(246)	88	(334)
Loans and advances at amortised cost	Non-UK	(618)	(363)	(255)	(759)	95	(854)
Loans and advances at amortised cost	Total	(242)	(413)	171	(1,005)	183	(1,188)
Cash collateral	UK	(85)	(33)	(52)	(215)	34	(249)
Cash collateral	Non-UK	(48)	4	(52)	(13)	38	(51)
Cash collateral	Total	(133)	(29)	(104)	(228)	72	(300)
Reverse repurchase agreements	UK	3	(1)	4	(38)	(16)	(22)
Reverse repurchase agreements	Non-UK	8	2	6	(16)	3	(19)
Reverse repurchase agreements	Total	11	1	10	(54)	(13)	(41)
Interest earning assets at fair value through other comprehensive income	UK	(207)	(29)	(178)	(207)	(26)	(181)
Interest earning assets at fair value through other comprehensive income	Non-UK	(17)	1	(18)	(20)	(1)	(19)
Interest earning assets at fair value through other comprehensive income	Total	(224)	(28)	(196)	(227)	(27)	(200)
Other interest and similar income		78	—	78	101	—	101
Total interest receivable		(631)	(475)	(156)	(2,154)	327	(2,481)

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	226

Additional unaudited information
Additional financial disclosure

Interest expense
		2021/2020 Change due to increase/(decrease) in:			2020/2019 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Deposits at amortised cost	UK	(128)	—	(128)	(451)	99	(550)
Deposits at amortised cost	non-UK	(287)	(4)	(283)	(707)	52	(759)
Deposits at amortised cost	Total	(415)	(4)	(411)	(1,158)	151	(1,309)
Federal funds purchased	UK	—	—	—	—	—	—
Federal funds purchased	non-UK	—	2	(2)	(5)	(2)	(3)
Federal funds purchased[a]	Total	—	2	(2)	(5)	(2)	(3)
Cash Collateral	UK	(63)	(10)	(53)	(139)	9	(148)
Cash Collateral	non-UK	(16)	5	(21)	(44)	36	(80)
Cash Collateral	Total	(79)	(5)	(74)	(183)	45	(228)
Debt securities in issue	UK	236	(5)	241	(30)	17	(47)
Debt securities in issue	non-UK	(177)	(11)	(166)	(262)	(67)	(195)
Debt securities in issue	Total	59	(16)	75	(292)	(50)	(242)
Commercial paper	UK	(38)	3	(41)	(1)	—	(1)
Commercial paper	non-UK	(62)	8	(70)	(156)	7	(163)
Commercial paper[a]	Total	(100)	11	(111)	(157)	7	(164)
Subordinated liabilities	UK	(182)	(150)	(32)	32	(32)	64
Subordinated liabilities	non-UK	4	—	4	(16)	(8)	(8)
Subordinated liabilities	Total	(178)	(150)	(28)	16	(40)	56
Repurchase agreements	UK	(14)	5	(19)	18	20	(2)
Repurchase agreements	non-UK	(45)	—	(45)	(18)	(6)	(12)
Repurchase agreements	Total	(59)	5	(64)	—	14	(14)
Other interest and similar expense		(29)	—	(29)	392	—	392
Total interest payable		(801)	(157)	(644)	(1,387)	125	(1,512)
Note
a.Following a change in reporting requirements, federal funds purchased and commercial paper have been presented separately for the average balance sheet. Federal funds purchased were previously shown within deposits at amortised cost and commercial paper was previously shown within debt securities in issue. Prior year comparatives have been re-presented.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	227

Additional unaudited information
Additional financial disclosure
Average deposits at amortised cost and the average interest rate paid
The following tables present average deposits at amortised cost and their associated interest expense by deposit type.

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2021	£m	£m	%
Current and demand accounts
– interest free	60,677	—	—
– interest bearing	49,488	36	0.1
Savings accounts	34,778	75	0.2
Other time deposits- retail	14,814	31	0.2
Other time deposits- wholesale	102,347	189	0.2
Total	262,104	331	0.1

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2020	£m	£m	%
Current and demand accounts
– interest free	50,996	—	—
– interest bearing	42,717	63	0.1
Savings accounts	32,257	113	0.4
Other time deposits- retail	17,242	81	0.5
Other time deposits- wholesale	109,252	387	0.4
Total	252,464	644	0.3

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2019	£m	£m	%
Current and demand accounts
– interest free	41,063	—	—
– interest bearing	38,745	166	0.4
Savings accounts	28,383	196	0.7
Other time deposits- retail	16,852	232	1.4
Other time deposits- wholesale	94,064	1,184	1.3
Total	219,107	1,778	0.8

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	228

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
This risk element in loans and advances at amortised cost may be analysed between the United Kingdom and Rest of the World as follows:

Risk elements in loans and advances at amortised cost
	2021	2020	2019
As at 31 December	£m	£m	£m

Gross stage 3 credit impaired loans
United Kingdom	609	1,016	1,037
Rest of the world	2,739	4,103	3,311
Total	3,348	5,119	4,348

Total risk elements in loans and advances at amortised cost
United Kingdom	609	1,016	1,037
Rest of the world	2,739	4,103	3,311
Total	3,348	5,119	4,348

Interest forgone on risk elements in loans and advances
	2021	2020	2019[a]
As at 31 December	£m	£m	£m

Interest income that would have been recognised under the original contractual terms
United Kingdom	—	—	—
Rest of the World	39	69	83
Total	39	69	83
Note
aPrior year comparatives have been restated to ensure a consistent basis of reporting with 2020.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	229

Additional unaudited information
Additional financial disclosure
Potential Problem Loans
Potential problem loans are those loans for which serious doubt exists as to the ability of the borrower to continue to comply with repayment terms in the near future.
Loans and advances at amortised cost by product on page 53 includes gross exposure and associated impairment allowance for assets classified as Stage 2, but not past due i.e. assets satisfying the criteria for a Significant Increase in Credit Risk, but which are still complying with repayment terms.
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
In order to assess asset credit quality, 12-month PDs are used to map assets into strong, satisfactory, higher risk or credit impaired. A credit risk profile by internal PD grade for gross loans and advances at amortised cost and allowance for ECL is shown in the credit risk section on page 73, analysing each of these categories by stage.
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
Impairment
Loans and Advances at fair value are not subject to ECL under IFRS 9 and are excluded from the disclosure below.

Allocation of the Allowance for Credit Losses
Balance at end of period applicable to:	Amount			% of loans in each category to total loans
	2021	2020	2019	2021	2020	2019
As at 31 December	£m	£m	£m	%	%	%
Loans and Advances at amortised cost to Banks	2	4	3	6.8	7.2	7.2
Loans and Advances at amortised cost to Customers	3,484	5,052	3,685	93.2	92.6	92.3
Financial Assets at Fair Value through Other Comprehensive Income	—	—	—	—	0.2	0.5
Loans and Advances	3,486	5,056	3,688	100.0	100.0	100.0

Net charge offs during the period to average loans outstanding
	Amount
	2021	2020	2019
As at 31 December	£m	£m	£m

Loans and Advances at amortised cost to Banks
Net charge off	—	—	—
Average loans	9,381	9,703	10,341
Ratio (%)	—	—	—
Loans and Advances at amortised cost to Customers
Net charge off	1,417	969	1,220
Average loans	114,757	128,770	130,925
Ratio (%)	1.2	0.8	0.9
Financial Assets at Fair Value through Other Comprehensive Income
Net charge off	—	—	—
Average loans	110	418	409
Ratio (%)	—	—	—

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	230

Additional unaudited information
Additional financial disclosure

Consolidated Basis
Allowance for Credit losses to total loans outstanding	Amount
	2021	2020	2019
As at 31 December	£m	£m	£m
Allowance for credit losses	3,486	5,055	3,688
Total loans outstanding	129,304	124,352	135,050
Ratio (%)	2.7	4.1	2.7
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	231

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

Maturity analysis of Gross loans and advances

	Less than 1 year	One to Five Years	Five to fifteen years	Over fifteen years	Total
As at 31 December 2021	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	8,751	—	—	—	8,751
Loans and Advances at Amortised cost to Customers	35,881	57,528	20,036	7,055	120,500
Financial Assets at Fair Value Through Other Comprehensive Income	53	—	—	—	53
Loans and Advances at Fair Value through Profit and Loss	30,386	2,621	1,737	1,158	35,902
Traded loans	12,525	—	—	—	12,525
Total Gross loans and advances	87,596	60,149	21,773	8,213	177,731
	Less than 1 year	One to Five Years	Five to fifteen years	Over fifteen years	Total
As at 31 December 2020	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	9,007	—	—	—	9,007
Loans and Advances at Amortised cost to customers	29,722	54,002	22,017	9,412	115,153
Financial Assets at Fair Value Through Other Comprehensive Income	85	106	—	—	191
Loans and Advances at Fair Value through Profit and Loss	23,755	1,171	1,509	1,014	27,449
Traded loans	8,348	—	—	—	8,348
Total Gross loans and advances	70,917	55,279	23,526	10,426	160,148

Interest rate sensitivity of gross loans and advances. Maturity > 1 year
		2021			2020
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
As at 31 December	£m	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	—	—	—	—	—	—
Loans and Advances at Amortised cost to customers	11,691	72,928	84,619	12,575	72,857	85,432
Financial Assets at Fair Value Through Other Comprehensive Income	—	—	—	—	106	106
Loans and Advances at Fair Value through Profit and Loss	3,333	2,183	5,516	1,690	2,005	3,695
Gross loans and advances	15,024	75,111	90,135	14,265	74,968	89,233

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	232

Additional unaudited information
Additional financial disclosure

Notional principal amounts of credit derivatives
	2021	2020	2019
As at 31 December	£m	£m	£m
Credit derivatives held or issued for trading purposes[a]	1,272,104	847,845	825,516
Note
aIncludes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	233

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	234

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	235

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	236

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	237

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	238

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	239

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	240

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	241

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	242

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	243

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	244

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	245

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	246

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	247

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	248

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	249

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
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US Treasury securities in the repurchase agreement (repo) market.
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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	250

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	251

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
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	252

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

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	253

EXHIBIT INDEX

Exhibit	Description

1.1	Articles of Association of Barclays Bank PLC

2.1 *	Long Term Debt Instruments: Barclays Bank PLC is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of its total assets (on a consolidated basis) is authorised to be issued. Barclays Bank PLC hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

2.2 *	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1 *	Barclays Bank PLC Directors Deferred Compensation Plan (incorporated by reference to the Barclays Bank PLC Registration Statement on Form S-8 (File no. 333-149301) filed on February 19, 2008).

4.2 *	Barclays Bank PLC Senior Management Deferred Compensation Plan (incorporated by reference to the Barclays Bank PLC Registration Statement on Form S-8 (File no. 333-149302) filed on February 19, 2008).

4.3 *
Barclays Bank PLC 1999 Barclays Bank PLC Deferred Compensation Plan (incorporated by reference to the Barclays Bank PLC Registration Statement on Form S-8 (File no. 333-112796) filed on February 13, 2004).

4.4 *
Barclays Bank PLC U.S. Senior Management Deferred Compensation Plan (incorporated by reference to the Barclays Bank PLC Registration Statement on Form S-8 (File no. 333-112797) filed on February 13, 2004).

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of KPMG LLP for incorporation by reference of reports in certain securities registration statements of Barclays Bank PLC.

99.1	A table setting forth the issued share capital of Barclays Bank Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2021.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase
* Previously filed with the Original Filing on 23 February 2022

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	254

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Amendment No. 1 on Form 20-F/A on its behalf.

Date May 23, 2022	Barclays Bank PLC (Registrant)

	By	/s/ Steven Ewart
Steven Ewart, Chief Financial Officer

Barclays Bank PLC 2021 Annual Report on Form 20-F, as amended	255