Form 20-F
period 2022-12-31
BARCLAYS BANK PLC
filed 2023-02-15
CIK 312070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
iPath® Bloomberg Commodity Index Total ReturnSM ETN	DJP	NYSE Arca
iPath® Series B Bloomberg Agriculture Subindex Total ReturnSM ETN	JJA	NYSE Arca
iPath® Series B Bloomberg Aluminum Subindex Total ReturnSM ETN	JJU	NYSE Arca
iPath® Bloomberg Cocoa Subindex Total ReturnSM ETN	NIB	NYSE Arca
iPath® Series B Bloomberg Coffee Subindex Total ReturnSM ETN	JO	NYSE Arca
iPath® Series B Bloomberg Copper Subindex Total ReturnSM ETN	JJC	NYSE Arca
iPath® Series B Bloomberg Cotton Subindex Total ReturnSM ETN	BAL	NYSE Arca
iPath® Series B Bloomberg Energy Subindex Total ReturnSM ETN	JJE	NYSE Arca
iPath® Series B Bloomberg Grains Subindex Total ReturnSM ETN	JJG	NYSE Arca
iPath® Series B Bloomberg Industrial Metals Subindex Total ReturnSM ETN	JJM	NYSE Arca
iPath® Bloomberg Lead Subindex Total ReturnSM ETN	LD	NYSE Arca
iPath® Series B Bloomberg Livestock Subindex Total ReturnSM ETN	COW	NYSE Arca
iPath® Series B Bloomberg Nickel Subindex Total ReturnSM ETN	JJN	NYSE Arca
iPath® Series B Bloomberg Platinum Subindex Total ReturnSM ETN	PGM	NYSE Arca
iPath® Series B Bloomberg Precious Metals Subindex Total ReturnSM ETN	JJP	NYSE Arca
iPath® Series B Bloomberg Softs Subindex Total ReturnSM ETN	JJS	NYSE Arca
iPath® Series B Bloomberg Sugar Subindex Total ReturnSM ETN	SGG	NYSE Arca
iPath® Series B Bloomberg Tin Subindex Total ReturnSM ETN	JJT	NYSE Arca
iPath® Series B Bloomberg Natural Gas Subindex Total ReturnSM ETN	GAZ	NYSE Arca
iPath® S&P GSCI® Total Return Index ETN	GSP	NYSE Arca
iPath® Pure Beta Broad Commodity ETN	BCM	NYSE Arca
iPath® Pure Beta Crude Oil ETN	OIL	NYSE Arca
iPath® Series B Carbon ETN	GRN	NYSE Arca
iPath® Series B S&P 500 VIX Short-Term FuturesTM ETNs	VXX	CBOE BZX Exchange
iPath® Series B S&P 500 VIX Mid-Term FuturesTM ETNs	VXZ	CBOE BZX Exchange
iPath® Select MLP ETN	ATMP	CBOE BZX Exchange
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
*Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
Yes ☐ No ☐

SEC Form 20-F Cross reference information

Form 20-F item number	Page and caption references in this document*

1Identity of Directors, Senior Management and Advisers	Not applicable

2Offer Statistics and Expected Timetable	Not applicable
3Key Information
A.Reserved
B.Capitalization and indebtedness	Not applicable
C.Reason for the offer and use of proceeds	Not applicable
D.Risk factors	29-41
4.Information on the Company
A.History and development of the company	Omitted
B.Business overview	31-33, 105-112, 131-132 (Note 2), 226
C.Organizational structure	195-199 (Notes 32 and 33), 221-225
D.Property, plants and equipment	168-170 (Notes 19 and 20)
4AUnresolved staff comments	Not applicable
5Operating and Financial Review and Prospects
A.Operating results	29-51, 96, 105-112, 146-153 (Note 13)
B.Liquidity and capital resources	Omitted
C.Research and development, patents and licenses, etc.	Omitted
D.Trend information	29-41, 226-227
E.Critical Accounting Estimates	130
6Directors, Senior Management and Employees
A.Directors and senior management	Omitted
B.Compensation	Omitted
C.Board practice	2, 9-11, 13
D.Employees	Omitted
E.Share ownership	Omitted
F. Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable
7Major Shareholders and Related Party Transactions
A.Major shareholders	Omitted
B.Related party transactions	Omitted
C.Interests of experts and counsel	Not applicable
8Financial Information
A.Consolidated statements and other financial information	114-212 (Notes 1-41), 214
B.Significant changes	Not applicable
9The Offer and Listing
A.Offer and listing details	Not applicable
B.Plan of distribution	Not applicable
C.Market	Not applicable
D.Selling shareholders	Not applicable
E.Dilution	Not applicable
F.Expenses of the issue	Not applicable
10Additional Information
A.Share capital	Not applicable
B.Memorandum and Articles of Association	213-215
C.Material contracts	Not applicable
D.Exchange controls	218
E.Taxation	215-218
F.Dividends and paying assets	Not applicable
G.Statement by experts	Not applicable
H.Documents on display	218
I.Subsidiary information	195-196 (Note 32), 221-225
J. Annual Report to Security Holders	Not applicable
11Quantitative and Qualitative Disclosure about Market Risk	26-112, 145-165 (Notes 12-16)
12Description of Securities Other than Equity Securities
A.Debt Securities	Not applicable
B.Warrants and Right	Not applicable
C.Other Securities	Not applicable
D.American Depositary Share	Not applicable
13Defaults, Dividends Arrearages and Delinquencies	Not applicable
14Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15Controls and Procedures
A.Disclosure controls and procedures	218
B.Management’s annual report on internal control over financial reporting	14
C.Attestation report of the registered public accounting firm	Not applicable
D.Changes in internal control over financial reporting	15
16 Reserved
16AAudit Committee Financial Expert	Omitted
16BCode of Ethics	Omitted
16CPrincipal Accountant Fees and Services	6, 206 (Note 39)
16DExemptions from the Listing Standards for Audit Committees	Not applicable
16EPurchases of Equity Securities by the Issuer and Affiliated Purchasers	17
16FChange in Registrant’s Certifying Accountant	Not applicable
16GCorporate Governance	4-16
16H Mine Safety Disclosure	Not applicable
16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
17Financial Statements	Not applicable (See Item 8)
18Financial Statements	Not applicable (See Item 8)
19Exhibits	Exhibit Index
*Certain items are indicated as omitted as Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is a reporting company under the Securities Exchange Act of 1934, and meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to annual reports on Form 20-F, and is therefore filing this Form 20-F with a reduced disclosure format.

Notes
The term Barclays Bank Group refers to Barclays Bank PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2022 to the corresponding twelve months of 2021 and balance sheet analysis as at 31 December 2022 with comparatives relating to 31 December 2021. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. The Barclays Bank Group cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Barclays Bank Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group’s future financial position, income levels, costs, assets and liabilities, impairment charges, provisions, capital, leverage and other regulatory ratios, capital distributions (including dividend policy and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), business strategy, plans and objectives for future operations and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulation and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the policies and actions of governmental and regulatory authorities; the Barclays Bank Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents and similar events beyond the Barclays Bank Group's control; the impact of competition; capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; higher or lower asset valuations; changes in credit ratings of any entity within the Barclays Bank Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the Russian invasion of Ukraine on European and global macroeconomic conditions, political stability and financial markets; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and any disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Barclays Bank Group’s reputation, business or operations; the Barclays Bank Group's ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Barclays Bank Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in Barclays Bank PLC’s filings with the SEC (including, without limitation, Barclays Bank PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2022), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays Bank PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
References to Strategic Report
This document contains references throughout to the Barclays Bank PLC Strategic Report and Pillar 3 Report. References to the aforementioned reports are made for information purposes only, and information found in said reports is not incorporated by reference into this document.
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

Governance
Contents

Our corporate governance processes and the role they play in supporting the delivery of our strategy.

Barclays Bank BPLC 2022 Annual Report on Form 20-F	1

Governance
Chairman’s introduction
The 2022 Corporate Governance Statement (Governance Report) for the Company provides an overview of how the Barclays Bank PLC (BBPLC) governance framework operates and of the Board’s key areas of focus during the year.
Strategy and performance
2022 was a year of almost unprecedented challenges for Barclays and for society more broadly. As an organisation we continued to demonstrate our resilience and our ability and commitment to supporting our stakeholders in ever-changing economic conditions. As 2021 closed, we all hoped for some return of normality as the COVID-19 pandemic restrictions began to be lifted. However, the intervening year has been far from settled with the Russian invasion of Ukraine, a resulting energy crisis and a sustained rise in interest rates, alongside pressure on households and businesses from rising costs.
As noted in our Strategic Report, global inflationary pressures significantly affected the financial markets in 2022, resulting in weaker performance in Investment Banking, which was consistent with declines in capital market activity across the industry. However, the Corporate and Investment Bank (CIB) achieved growing market share, particularly in our trading business, which compensated for this decline in activity. Opportunities presented by the climate transition and the broader sustainability agenda continued to grow, despite the challenging market conditions, as we continue to seek to capture these opportunities through the transition to the low-carbon economy.
In Consumer, Cards and Payments (CC&P), whilst the rises in inflation and interest rates are driving changes in consumer behaviour, particularly the level of demand for personal loans, there has been continued recovery in consumer activity and spending post the COVID-19 pandemic and the shift toward digital services and payments continues to grow.
In terms of our strategic focus areas, our aim in CIB continues to be to provide comprehensive and integrated services to clients, delivering solutions across Investment Banking, Corporate Banking and Global Markets, and to capture opportunities presented by climate change. Within CC&P, we strive to deliver next-generation consumer businesses, offering best-in-class consumer finance, private banking and payment solutions.
You can read more about our strategy and performance during 2022 in our Strategic Report.
I am also pleased to report that our new Chief Executive, C.S. Venkatakrishnan (known as Venkat), has navigated well the challenges of his first year. However, Venkat, his Executive Committee colleagues, and the Board as a whole, are very conscious that there is much work ahead. In particular, we have to improve aspects of the way Barclays operates in order to eliminate the type of error that led to the loss relating to the issuance of securities materially in excess of the limits under certain of our US registration statements. This incident reflects internal failings which we are determined to remedy; you can read more about this in the Barclays PLC Annual Report 2022, including the Shareholder Q&A.
The Board
2022 saw a number of changes to our Board. Anna Cross joined the Board as an Executive Director on 23 April 2022. Anna was also appointed to the role of Group Finance Director and as an Executive Director of the Barclays PLC (BPLC) Board. Anna joined Barclays in 2013 and worked in a number of roles, including as Deputy Group Finance Director from 2020. With her deep knowledge of the Barclays Group, Anna brings significant skills and experience to the Board and was able to step immediately into the role, ensuring a smooth transition, and supporting our Chief Executive and his leadership team with the ongoing delivery of the Barclays' Group strategy.
Tushar Morzaria stepped down as an Executive Director of the Board with effect from 22 April 2022. Tushar has been an invaluable member of the senior management team at Barclays since 2013, when he joined as Group Finance Director, and played a significant role in the rebuilding of the Barclays Group’s financial and operational resilience. The Board is grateful for his hard work and we are delighted that Tushar has a continuing role within the Barclays Group in his role as Chairman of the Global Financial Institutions Group.
Robert Berry was appointed to the Board as a Non-Executive Director on 8 February 2022, and as Chair of the Board Risk Committee and a member of the Board Audit Committee with effect from 1 March 2022. Robert brings with him a wealth of risk management experience from his distinguished career at Goldman Sachs.
Tim Breedon stepped down as a member of the Board and as Chair of the Board Risk Committee with effect from 28 February 2022. He remains the Chair of Barclays Bank Ireland PLC. The Board extends its thanks to Tim for the significant contribution he made to both the Board and the Board Risk Committee during his tenure.
We also recently welcomed Marc Moses to the Board as a Non-Executive Director and member of the Board Audit and Risk Committees, with effect from 23 January 2023. Marc brings a strong technical finance background with a deep knowledge of banking and financial services, and his appointment further reinforces the recent and relevant financial expertise on the Board.
On 1 April 2023 we look forward to welcoming Julia Wilson to the Board as a Non-Executive Director. Julia is already a Non-Executive Director of BPLC and a member of the BPLC Board Audit, Risk and Nominations Committees. From 1 April 2023, Julia will take on the role of Chair of the BPLC and BBPLC Board Audit Committees (subject to regulatory approval), as our current Board Audit Committee Chair, Mike Ashley, steps down from this role. Mike will also be stepping down from the Board and the BPLC Board at the conclusion of the 2023 BPLC Annual General Meeting (AGM).
I am deeply grateful for the ongoing support and hard work of all my Board colleagues during 2022. Scheduled Board and Committee meetings were supplemented by a number of additional meetings (including a number at short notice) in order to discuss key issues arising throughout the year.

Barclays Bank PLC 2022 Annual Report on Form 20-F	2

Governance
Chairman’s introduction
The future
The Board continues to believe that the diversification of the Barclays Bank Group remains a key strength, providing balance, resilience and opportunity. Within CIB, we will continue to focus on maintaining our client-centric approach, exploring opportunities for growth and driving returns, whilst across CC&P, we remain committed to investing to build our technology and digital capabilities, in line with the Barclays Group strategy.
On behalf of myself and my fellow Board members, let me finish by expressing our gratitude to all those with whom we have worked alongside in 2022 - our colleagues, clients, customers, regulators and governments.
Nigel Higgins
Chairman – Barclays Bank Group
14 February 2023

Barclays Bank PLC 2022 Annual Report on Form 20-F	3

Governance
Corporate Governance Statement
Overview of Governance Framework

The membership of the BPLC and BBPLC Boards was partially consolidated and streamlined in 2019, to improve coordination and efficiency whilst reducing complexity and unnecessary duplication. As a result, membership of the BBPLC Board is a subset of the BPLC Board, with all members of the BPLC Board (except the Senior Independent Director, the Chair of Barclays Bank UK PLC (BBUKPLC) and at least one other Non-Executive Director) also serving on the Board of BBPLC. This structure vests oversight over the activities of BBPLC in a board the members of which also have direct accountability to BPLC’s shareholders through their separate responsibilities as members of the BPLC Board.
The Board aspires to have high standards of corporate governance and, in accordance with the Companies (Miscellaneous Reporting) Regulations 2018 (the 2018 Regulations), has adopted its own corporate governance arrangements, which it believes are appropriate to apply and are designed to ensure effective decision-making to promote BBPLC’s success for the long-term.
The Board chose not to adopt and report against the 2018 UK Corporate Governance Code (Code), which is designed for premium listed companies. Further, whilst fully supportive of the Wates Corporate Governance Principles for Large Private Companies (in particular the focus on purpose, culture and colleague and stakeholder engagement), the Board considers that those Principles are less appropriate for a wholly-owned subsidiary of a premium listed company, which is also a complex financial institution subject to a comprehensive regulatory regime. This is consistent with the approach of other significant subsidiaries within the Barclays Group which are subject to the 2018 Regulations.
The Board’s primary aim is that our governance framework:
•ensures we have an effective and entrepreneurial Board which makes decisions and provides oversight to promote BBPLC's success, creating long-term sustainable value for the shareholder and the ultimate shareholders of BPLC, having regard to the interests of all our other stakeholders
•promotes our Purpose, Values, Mindset and culture, and seeks to ensure that our decision-making is aligned with these
•is effective in providing constructive challenge, strategic guidance and support to management
•provides checks and balances and drives informed, collaborative and accountable decision-making.
Set out below are the principles which underpin our corporate governance arrangements and how these principles have been applied during 2022. Certain additional information, signposted throughout this section, is available in the Strategic Report and the Board and Board Committees section.
The Barclays Group-wide governance framework is set by BPLC and has been designed to facilitate the effective management of the Barclays Group. This includes the setting of Barclays Group policies and approach in relation to matters such as Barclays’ Purpose, Values and Mindset, Barclays’ Remuneration Policy and the Barclays Charter of Expectations. Where appropriate, this Corporate Governance Statement makes reference to those Barclays Group-wide policies, which are relevant to the way in which the Company is governed.
The Company’s corporate governance principles and how the Company has applied them during 2022 and to the date of this report

Principle One: Board leadership and company purpose
A successful company is led by an effective and entrepreneurial board, whose role is to establish the company’s purpose, values and strategy, aligned to its culture and make decisions to promote its success for the long-term benefit of its shareholder, having regard to the interests of other relevant stakeholders and factors.

▪Through the leadership of the Board, a clear vision of the Barclays Purpose, Values and Mindset is articulated, underpinning and defining the strategy and culture of the organisation, which is embedded at every level of management.
▪Following the introduction of the Barclays Mindset in 2021 - Empower, Challenge and Drive - which acts as an operating manual for how to get things done at Barclays, the Board has continued to track the progress of its embedment in everyday activities.
▪The Board believes that a positive culture, supported by an effective leadership and a consistent ‘tone from the top’ is crucial to our success. Culture remains a core area of focus for the Board and is reviewed in a number of ways. The Board supports The Barclays Way which sets the framework for achieving a dynamic and positive culture. The Board receives feedback on our culture through a number of channels, including receiving reports on the outcome of colleague surveys and direct engagement with colleagues locally, such as town hall meetings and site visits. Refer to the Our people and culture section on pages 21 to 24 for more information on workforce matters.
▪Given its fundamental importance, the Board regularly considered strategy matters at its 2022 meetings, continuing to deepen its understanding of the Barclays Bank Group's business, as well as the risks and opportunities the Barclays Group and the wider banking industry faces. This included regular corporate strategy sessions, as well as a series of business and function reviews, covering areas including the CIB, Consumer, Cards and Payments, US Consumer Bank, Legal, Risk and HR. The Board also received a series of sessions during the year on 'horizontal topics' impacting the wider Barclays Group such as cyber, climate and data strategy.
▪Further detail on the Company’s strategy can be found in the Strategic Report and details of the Barclays' Group strategy can be found in the Barclays PLC Annual Report 2022.

Principle Two: Division of responsibilities
An effective board requires a clear division of responsibilities with the Chair leading the board and being responsible for its overall effectiveness, and the executive leadership of the company’s business being delegated to the Chief Executive . The board should consist of an appropriate combination of Executive and independent Non-Executive Directors, each with a clear understanding of their accountability and responsibilities. The board’s policies and procedures should support effective decision-making and independent challenge.

▪There is a clear division of responsibilities between the Chair and Chief Executive. Details of each role can be found on page 7 of this report. Page 7 sets out the details of the Board members, the majority of whom are independent Non-Executive Directors.
▪Policies and protocols are in place to support effective decision-making and independent challenge, including the Barclays Charter of Expectations which sets out the individual role profiles and required behaviours and competencies of each Director. In accordance with the Charter of Expectations, the Non-Executive Directors are responsible for providing effective oversight, strategic guidance and constructive challenge while holding the Executive Directors to account against agreed performance objectives. The Chairman meets privately with the Non-Executive Directors when appropriate, to promote independence.
▪The Board's responsibilities are executed in part through the Board Committees, each of which has its own Committee Terms of Reference which set out its remit and decision-making powers. The Chairs of each of the Board Committees provide a report on the work of the Committee at every

Barclays Bank PLC 2022 Annual Report on Form 20-F	4

Governance
Corporate Governance Statement
Board meeting. Details of the principal Board Committees and their core responsibilities and activities in 2022 are set out on pages 9 to 13 of this report. Appropriate information and support is provided to the Board, to enable it to undertake its work with due care and discharge its responsibilities. See page 8 for further details.
▪The Barclays Group Corporate Governance Operating Manual sets out guidelines as to how Barclays Group entities (and their respective Boards and Board Committees) should interact with each other, while providing guidance and clarity for management and directors as to how these relationships and processes should work in practice. It is a dynamic document that continues to evolve with the changing nature of the Barclays Group.

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

▪The size and composition of the Board is considered appropriate for the Barclays Bank Group. There is a good balance between Executive and independent Non-Executive Directors, with the Non-Executive Directors able to provide essential independent challenge. Board members have a strong combination of technical, finance (including significant financial services experience) and commercial skills along with broader experience in culture and colleague engagement.
▪The membership of the Board is drawn exclusively from the BPLC Board. On 23 April 2022, the Board appointed Anna Cross as an Executive Director following Tushar Morzaria's retirement as an Executive Director on 22 April 2022. The Board appointed Robert Berry as a Non-Executive Director with effect from 8 February 2022, and Tim Breedon retired as a Non-Executive Director with effect from 28 February 2022. Marc Moses joined the Board as a Non-Executive Director on 23 January 2023. Julia Wilson will join the Board as a Non-Executive Director with effect from 1 April 2023 and in addition will take on the role of Chair of the Board Audit Committee (subject to regulatory approval). Mike Ashley will step down from the Board at the conclusion of the BPLC 2023 AGM.
▪All appointments to the Board and senior management are based on merit and an objective criteria, with a continued strong belief in the benefits of diversity (of skills, regional and industry experience, social and ethnic background, race, gender and other distinctions such as cognitive and personal strengths) for an effective Board and organisation. The Company continues to strive to build a workforce that reflects the diversity of its customers and the communities it serves. Across the Barclays Group, diversity, equity and inclusion (DEI) remains a key area of focus. Further information can be found in the Our People and Culture section of the Barclays PLC Annual Report 2022 and in Barclays’ DEI report, which will be made available on the Barclays website later in the year. The report explains Barclays’ DEI strategy and progress in this area.
▪There is regular review of the leadership and succession needs of the business to maintain the depth and diversity of the talent and succession pipeline at the Board, Executive and key management level. This remains a key focus to maintain the quality of leadership that is in place to lead the business in the delivery of the strategy, against a challenging economic and operating environment.
▪The Board approved a number of changes to our Executive Committee during 2022. You can read more about these on page 26 of this report.
▪Effectiveness is supported through annual evaluations of the Board, Board Committees and individual Directors. In 2022, the Board, Board Committee and individual Director effectiveness evaluations were conducted internally. Key findings are included for the Board and each Board Committee on pages 21 to 25 of this report.
▪Ongoing training and professional development is a key focus to provide Board members with a deeper and more granular understanding of the business, contributing to informed and sound decision-making. Further detail can be found in the Training and Induction section of this report on page 27.

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

▪The Company is committed to operating within a strong system of internal controls that enables the business to be transacted and risks taken without exposure to unacceptable potential losses or reputational damage. The principal risks facing the Barclays Bank Group have been identified and robust processes are in place to evaluate and manage such risks including regular reporting to, and oversight by, the Board Risk Committee and the Board. A key component of the risk management framework is the Enterprise Risk Management Framework (ERMF), which supports the business in its aim to embed effective risk management and a strong risk management culture. The ERMF is designed to identify and set minimum requirements, in respect of the main risks, to achieve the Company’s strategic objectives and to provide reasonable assurance that internal controls are effective. Climate Risk became a Principal Risk under the ERMF from 1 January 2022. Further detail on the Principal Risks and management of them can be found in the Strategic Report.
▪The Board approves the Barclays Bank Group's risk appetite (the amount of risk the Barclays Bank Group is able to take to earn an appropriate return while meeting minimum internal and regulatory capital requirements in a severe but plausible stress environment), including testing whether the Barclays Bank Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe but plausible economic scenarios) within the parameters set by the BPLC Board Risk Committee. Significant steps have been taken in recent years to de-risk the business in order to support sustainable growth and value creation in the future.
▪Effectiveness of risk management and internal controls is reviewed regularly by the Board Risk Committee (responsible for providing oversight on current and potential future risk exposures) and the Board Audit Committee (responsible for evaluating the effectiveness of internal controls). Please see pages 9 to 13 for further detail on the role of these Committees.
▪The Board Audit Committee also has oversight of the financial reporting processes and the work of the external and internal auditors (including independence and effectiveness). Further detail can be found on pages 9 to 10 of this report.

Barclays Bank PLC 2022 Annual Report on Form 20-F	5

Governance
Corporate Governance Statement

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

▪Barclays’ Remuneration Policy is set by the BPLC Board Remuneration Committee, and reviewed and adopted by the Company’s Board Remuneration Committee. Remuneration is aligned to the Company’s strategy and risk management approach and designed to promote the long-term success of the Company.
▪Executive and senior management remuneration approaches are developed in accordance with the Barclays Group’s formal procedures (ensuring no Director is involved in deciding their own remuneration outcome), having regard to wider workforce remuneration policies and alignment of incentives and rewards with performance and culture, as reviewed annually by the BPLC Board Remuneration Committee and shared with the Company’s Board Remuneration Committee.
▪The Board Remuneration Committee has clearly defined terms of reference, with responsibility for the development of a remuneration approval framework to ensure an appropriate level of oversight of senior remuneration decisions, as well as annual consideration of the Company incentive pool to ensure alignment with delivery of the Company’s strategic ambitions.
▪The Company remains focused on closing its gender and ethnicity representation gaps where they exist, and the pay gaps that result. Barclays is due to publish its 2022 gender pay gap statistics on the government's gender pay gap reporting portal and will publish the Group's UK Pay Gaps 2022 disclosure on the Barclays website on 15 February 2023. This will include the voluntary disclosure of Barclays' ethnicity pay gaps in the UK. For 2022, Barclays will also publish a Fair Pay Report summarising its approach to pay fairness.

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

▪As described under Principle One, the Company has a defined Purpose and strategy; through this the Board has identified key stakeholders on whom the success of the Company depends. Please see the Strategic Report for details of our key stakeholders.
▪The Board and management engage throughout the year with the Company's stakeholders. The Board seeks to understand the views of key stakeholders and the impact of the Company’s behaviour and business on customers and clients, colleagues, suppliers, communities and society more broadly.
▪The Company’s long-standing commitment to the importance and value of colleague engagement continues; the Company’s people are its most valuable asset. Further detail on the Company’s workforce commitment and engagement model can be found in the Our people and culture section in the Strategic Report.

Barclays Bank PLC 2022 Annual Report on Form 20-F	6

Governance
Corporate Governance Statement
The Board
The Directors who served during the financial year ended 31 December 2022 are set out in the table below, together with the composition of each of the Board’s Committees.

	Board	Audit Committee	Risk Committee	Remuneration Committee	Nominations Committee
Nigel Higgins Chairman of the Board	C				C
Mike Ashley Independent Non-Executive Director	M	C	M		M*
Robert Berry Independent Non-Executive Director	M+	M+	C+
Anna Cross Executive Director	M++
Mohamed A. El-Erian Independent Non-Executive Director	M		M		M+++
Dawn Fitzpatrick Independent Non-Executive Director	M		M	M
Mary Francis Independent Non-Executive Director	M			C
Diane Schueneman Independent Non-Executive Director	M	M	M		M
C.S. Venkatakrishnan Executive Director	M
Former Directors
Tim Breedon Independent Non-Executive Director	M**		C**		M**
Tushar Morzaria Executive Director	M***
Directors appointed post 31 December 2022 but prior to publication of this report
Marc Moses Independent Non-Executive Director	M++++	M++++	M++++
C Chair of Board or Committee
M Member of Board or Committee
* Mike Ashley stepped down from the Board Nominations Committee on 1 September 2022
** Tim Breedon retired from the Board, as Chair and member of the Board Risk Committee and as a member of the Board Nominations Committee, in each case with effect from 28 February 2022
*** Tushar Morzaria retired from the Board on 22 April 2022
+ Robert Berry was appointed to the Board on 8 February 2022 and was appointed Chair of the Board Risk Committee with effect from 1 March 2022. Robert also joined the Board Audit Committee with effect from 1 March 2022
++ Anna Cross joined the Board as an Executive Director with effect from 23 April 2022
+++ Mohamed A. El-Erian joined the Board Nominations Committee with effect from 1 September 2022
++++ Marc Moses was appointed to the Board and as a member of the Board Audit and Risk Committees on 23 January 2023
Tushar Morzaria retired from the Board with effect from 22 April 2022, with Anna Cross succeeding him as a member of the Board on 23 April 2022. The Board is grateful for Tushar's valuable contribution to the Board and are delighted that he has a continuing role with the Barclays Group as Chairman of the Global Financial Institutions Group.
We welcomed Robert Berry to the Board as a Non-Executive Director on 8 February 2022. Robert was appointed Chair of the Board Risk Committee with effect from 1 March 2022, when he also joined the Board Audit Committee as an additional member. Tim Breedon retired as a member of the Board and Board Nominations Committee and as Chair of the Board Risk Committee with effect from 28 February 2022. The Board is grateful to Tim for the valuable contribution he made as a Board member and to the Board Risk Committee during his tenure. Marc Moses joined the Board as a Non-Executive Director on 23 January 2023 and Julia Wilson will join the Board as a Non-Executive Director with effect from 1 April 2023. Mike Ashley will step down from the Board at the conclusion of the BPLC 2023 AGM.
Executive and Non-Executive Directors share the same duties and are subject to the same constraints. However, a clear division of responsibilities has been established. The Chair is responsible for leading the Board and its overall effectiveness in directing the Company, demonstrating objective judgement and promoting a culture of openness and inclusion, and facilitating and encouraging constructive challenge and debate between all Directors, and which challenges executives where appropriate. The Chair facilitates constructive Board relations and the effective contribution of all Non-Executive Directors, and ensures Directors receive all information in an accurate, timely and clear form that is relevant to discharge their obligations. It is the Board’s responsibility to ensure that management deliver on short-term objectives, whilst promoting the long-term success of the Company and the Barclays Bank Group. The Board is also responsible for ensuring that management maintains an effective system of internal control which should provide assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. In meeting this responsibility, the Board considers what is appropriate for the Company’s business and reputation, the materiality of financial and other risks and the relevant costs and benefits of implementing controls.
The Board is responsible for the Barclays Bank Group, which contains the majority of the Barclays Group’s Barclays International division, comprising the CIB and CC&P businesses.

Barclays Bank PLC 2022 Annual Report on Form 20-F	7

Governance
Corporate Governance Statement
The BBPLC Matters Reserved to the Board ensures that appropriate coordination with the governance of the partially consolidated BPLC and BBPLC Boards is in place. The Matters Reserved to the Board specifies those decisions reserved solely to the decision-making power of the Board. Those matters include material decisions relating to strategy, risk appetite, medium term plans, capital and liquidity plans, risk management and controls frameworks, approval of financial statements, approval of large transactions and the approval of share allotments, dividends and share buybacks. The Board has delegated the responsibility for making and implementing operational decisions and running the Company’s business on a day-to-day basis to the Chief Executive and his Executive Committee.
The current Board comprises a Chairman, who was independent on appointment, two Executive Directors and seven independent Non-Executive Directors. The majority of the Board are independent Non-Executive Directors bringing significant expertise (including external perspectives) and independent challenge. The independence of the Non-Executive Directors is considered annually.
Attendance
Directors are expected to attend every Board meeting. Owing to a prior commitment, Mohamed A. El-Erian was unable to attend one scheduled meeting and Dawn Fitzpatrick was unable to attend two scheduled Board meetings (held on consecutive days) due to a bereavement. During 2022, there were five ad hoc Board meetings, a number of which were convened at short notice which resulted in some Directors being unable to attend. Attendance at meetings in 2022 is reflected in the table below:

Director	Scheduled eligible meetings attendance	Ad hoc eligible meetings attendance	Effective Date
Nigel Higgins	14/14	5/5	Appointed 1 March 2019
Mike Ashley	14/14	5/5	Appointed 25 September 2019
Robert Berry	14/14	5/5	Appointed 8 February 2022
Anna Cross	12/12	3/3	Appointed 23 April 2022
Mohamed A. El-Erian	13/14	2/5	Appointed 1 January 2020
Mary Francis	14/14	3/5	Appointed 25 September 2019
Dawn Fitzpatrick	12/14	5/5	Appointed 25 September 2019
Diane Schueneman	14/14	4/5	Appointed 25 September 2019
C.S. Venkatakrishnan	14/14	5/5	Appointed 1 November 2021
Former Directors
Tim Breedon	2/2	1/1	Stepped down 28 February 2022
Tushar Morzaria	2/2	2/2	Stepped down 22 April 2022
What the Board did in 2022
During 2022, the Board focused on the following specific areas:

Strategy and operational matters

▪Considered strategy matters regularly throughout the year. In addition to considering matters of corporate strategy, the Board participated in a series of business and function reviews covering areas including CIB, Consumer Cards and Payments, US Consumer Bank, Legal, Risk and HR. The Board also had regular focus sessions on 'horizontal topics' impacting the wider Barclays Group, including on cyber, climate and data.
▪Received updates on climate and sustainability matters, including updates from management on BBPLC's climate strategy in capturing opportunities as the Barclays Group and wider ecosystem transitions towards a low carbon economy.
▪Discussed regular updates from the Chief Executive and President of BBPLC on the progress being made against the Barclays Bank Group strategy and business performance, and also on operational and technology matters.
▪Continued to focus on culture and colleague engagement. The Board received feedback on culture through various channels, including reports on the outcome of colleague survey results and direct engagement with colleagues via town halls and site visits. The Board also considered the impact of hybrid working to understand what works well for colleagues remotely and on site.
▪Reviewed and considered updates on the progress that has been made against the Race at Work Ambition, Gender Ambition (including actions to promote gender diversity in the CIB) and progress towards creating an inclusive and equitable workforce to underpin business performance.

Finance

▪Regularly assessed the financial performance of the various businesses and the Barclays Bank Group results through reports from the Chief Financial Officer and through business specific updates to the Board.
▪Reviewed and approved BBPLC’s financial results prior to publication.
▪Reviewed and approved the payment in March 2022 by BBPLC of a third interim dividend for the year ended 31 December 2021. Details of dividends paid in 2022 are set out in Note 10 of the financial statements.
▪Considered and approved the BBPLC elements of the Barclays Group Recovery Plan.
▪Considered and approved the BBPLC Medium Term Plan (MTP).

Governance and risk (including regulatory issues)

▪Received regular updates on the development of the Financial Conduct Authority's (FCA) Consumer Duty and established a Consumer Duty Committee to oversee implementation of the Consumer Duty for the Barclays Bank Group. The Board approved the appointment of Mary Francis as

Barclays Bank PLC 2022 Annual Report on Form 20-F	8

Governance
Corporate Governance Statement
the BBPLC Consumer Duty Champion and the scope of the responsibilities of the role, which are aligned with FCA guidance. The Board oversaw the activities of the Consumer Duty Committee, including the Consumer Duty Committee's review and approval of the BBPLC implementation plan ahead of the regulatory deadline.
▪Received regular updates on key risk themes, including on the impacts of the Russian invasion of Ukraine, market volatility and 'cost of living' pressures, and approved the Company’s risk appetite.
▪Considered regular updates on the Over-issuance of Securities, including its financial impact and associated hedging arrangements, the implications of the Over-issuance of Securities for the Company's financial statements, including the approval of the restatement of the BBPLC 2021 financial statements included in the amended annual report on Form 20-F for the year ended 31 December 2021. The Board also approved the launch of the rescission offer and had oversight of the remediation of the material weakness in internal control over financial reporting which led to the Over-issuance of Securities, as well as work required to address the specific requirements of the US Securities and Exchange Commission (SEC), set out in its order of 29 September 2022. The Board has also reviewed the findings of a review by external counsel of the facts and circumstances relating to the Over-issuance of Securities and, among other things, the control environment related to such issuances.
▪Received reports on operational resilience, including in relation to cyber security.
▪Considered and approved appointments of Directors following recommendations from the Board Nominations Committee.
▪Received regular reports from the Chair of each Board Committee. Please see the reports on each Board Committee which set out the principal activities of each Committee, below on pages 9 to 13.
▪Received and considered feedback from the Barclays Group’s principal regulators.
▪Considered the results of the internally facilitated 2022 Board effectiveness evaluation.
Board Committees
The Board is supported in its work by its Board Committees - the Board Audit Committee, the Board Nominations Committee, the Board Remuneration Committee and the Board Risk Committee. Pursuant to authority granted under the Company’s Articles of Association (Articles), each Board Committee has specific responsibilities delegated to it by the Board. Each Board Committee has its own terms of reference clearly setting out its remit and decision-making powers. You can read about what each of the Board Committees did during 2022 on the following pages.
The Chair of each Board Committee provides a report on Committee business at each Board meeting, including any matters being recommended by the Committee for Board approval, and also provides periodic written reports to the Board on the work of the Committee.
Board Audit Committee
The Board Audit Committee is comprised solely of independent Non-Executive Directors, with membership of the Board Audit Committee largely aligned with the BPLC Board Audit Committee and designed to provide the breadth of financial expertise and commercial acumen it needs to fulfil its responsibilities. Its members as a whole have recent and relevant experience of the banking and financial services sector, in addition to general management and commercial experience, and are financially literate. The Board Audit Committee is chaired by Mike Ashley who has over 20 years' accounting and audit experience. Diane Schueneman and Robert Berry are the other members of the Committee, with Robert's appointment to the Committee having taken effect on 1 March 2022. Marc Moses joined the Committee on 23 January 2023. On her appointment to the Board as a Non-Executive Director on 1 April 2023, Julia Wilson will join the Board Audit Committee and will succeed Mike Ashley as Chair of the Board Audit Committee (subject to regulatory approval).
In addition to scheduled meetings, the Board Audit Committee also held four ad-hoc meetings during 2022. Owing to prior commitments, Diane Schueneman was unable to attend two ad-hoc meetings. Attendance by the Board Audit Committee members is shown below. Board Audit Committee meetings were attended by representatives from the Barclays Group and/or BBPLC management in respect of matters relevant to their function or business area, including the Chief Executive, the Chief Financial Officer, the President of BBPLC, the Barclays Group and/or BBPLC Chief Compliance Officer, the Chief Controls Officer, the Barclays Group Chief Operating Officer, the Barclays Group Chief Internal Auditor, the BBPLC Chief Internal Auditor, the Barclays Group General Counsel, as appropriate, and the Company’s statutory auditors, KPMG.
The Board Audit Committee held a number of separate private sessions with the Barclays Group Chief Internal Auditor and the BBPLC Chief Internal Auditor and with the lead audit engagement partner of the statutory auditor, which were not attended by management.
As part of the Company’s commitment to effective oversight and allocation of responsibilities between the BPLC Board Audit Committee, the BBUKPLC Board Audit Committee and the Committee, Mike Ashley held regular meetings during 2022 with the BBUKPLC Board Audit Committee Chair to share relevant information and to ensure embedment of information flows and governance practice. In addition, discussions were held with the Board Audit Committee Chairs of the Company’s other major subsidiaries, Barclays Bank Ireland PLC and Barclays US LLC.
Attendance at the Board Audit Committee during 2022 was as follows:

Member	Meetings attended/eligible to attend	Effective Date
Mike Ashley (Chair)	14/14	Appointed 25 September 2019
Robert Berry	12/12	Appointed 1 March 2022
Diane Schueneman	12/14	Appointed 25 September 2019
The principal role and responsibilities of the Board Audit Committee, pursuant to its Terms of Reference, are:
▪assessing the integrity of the Barclays Bank Group’s financial reporting and satisfying itself that any significant financial judgements made by management are sound
▪evaluating the effectiveness of the Barclays Bank Group’s internal controls, including internal financial controls
▪scrutinising the activities and performance of the internal and statutory auditors, including monitoring their independence and objectivity
▪overseeing the relationship with the Barclays Bank Group’s statutory auditor
▪reviewing and monitoring the effectiveness of the Barclays Bank Group’s whistleblowing procedures.

Barclays Bank PLC 2022 Annual Report on Form 20-F	9

Governance
Corporate Governance Statement
During 2022, the principal activities of the Board Audit Committee included:
▪Financial reporting: assessing the appropriateness of financial disclosures and scrutinising management's approach to judgements, including in respect of Expected Credit Loss and Post-Model Adjustments. The Committee also considered the effect of the Over-issuance of Securities on the Company's financial statements and recommended to the Board for approval the restated financial statements for the year ended 31 December 2021, as filed with the SEC on 23 May 2022 in an amended annual report on Form 20-F. The Committee further recommended to the Board that it did not believe that it was necessary or appropriate to revise the 2021 UK financial statements to reflect the impact of the Over-issuance of Securities. Instead, the prior year comparatives have been restated in BBPLC's 2022 UK Annual Report and Accounts to reflect the impact of the Over-issuance of Securities.
▪Impairment: assessing the appropriateness of impairment experience against forecast and considering whether impairment provisions were appropriate. As part of its monitoring, the Committee considered a number of reports from management, including in particular the impact of the uncertain macroeconomic environment.
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
▪Tax: overseeing tax matters relating to the Barclays Bank Group, including tax risk provisions, regulatory matters and the impact of announcements made by the UK government in relation to the future rate of corporation tax.
▪Internal controls and business control environment: monitoring and evaluating the status of significant control issues through regular reports from the Chief Controls Officer, including updates on progress of remediation programmes relevant to the Barclays Bank Group, the impact of hybrid working, the annual data protection update, and monitoring Client Asset Sourcebook (CASS) updates and compliance with CASS. The Committee also monitored the remediation of internal control over financial reporting in relation to the identification and monitoring of issuance limits, following the Over-issuance of Securities, and monitored the work carried out to address the specific requirements of the SEC set out in its order of 29 September 2022.
▪Raising concerns: reviewing management's reports on whistleblowing matters, monitoring whistleblowing metrics and retaliation reports, as well as considering potential whistleblowing trends which might emerge. The Committee approved enhancements to certain elements of the Group whistleblowing process (as it applies to BBPLC) following an external benchmarking review.
▪Internal audit: receiving reports from Barclays Internal Audit in relation to specific audits, key areas of focus and themes; overseeing issues arising from unsatisfactory audit reports and monitoring related remediation plans; discussing Barclays Internal Audit’s assessment of the management control approach and control environment in the Barclays Bank Group.
▪External audit: reviewing and approving the annual audit plan for the Barclays Bank Group, including the main areas of focus, and assessing the progress of the 2022 audit. The Committee also reviewed audit quality and discussed KPMG’s feedback on the Barclays Bank Group's critical accounting estimates and judgements.
An internal review of the effectiveness of the Board Audit Committee was undertaken in 2022. The results of the review confirm the Committee is operating effectively. It is considered well constituted, providing an effective and appropriate level of challenge and oversight of the areas within its remit. The review noted that the Committee’s interaction with the Board, Board Committees and senior management is considered effective. Feedback indicated that concurrent meetings of the BPLC and BBPLC Board Audit Committee continue to be effective, with coverage of BBPLC matters within concurrent meetings considered adequate.
Board Nominations Committee
The Board Nominations Committee is comprised solely of independent Non-Executive Directors. The Board Nominations Committee members are Nigel Higgins, as Chairman of the BBPLC Board, along with Diane Schueneman and Mohamed A. El-Erian (appointed 1 September 2022). Tim Breedon and Mike Ashley stepped down as members of the Board Nominations Committee with effect from 28 February 2022 and 1 September 2022, respectively. The Committee is grateful to Tim and Mike for their valuable contributions to the Committee during their tenure.
In addition to scheduled meetings, the Board Nominations Committee also held two ad-hoc meetings during 2022. Attendance by the Board Nominations Committee members is shown in the table below. Board Nominations Committee meetings were attended during the year by the Chief Executive, the BPLC HR Director and the BBPLC HR Director, as appropriate.
Attendance at the Board Nominations Committee during 2022 was as follows:

Member	Meetings attended/eligible to attend	Effective Date
Nigel Higgins (Chair)	5/5	Appointed 1 March 2019
Mike Ashley	3/3	Stepped down 1 September 2022
Tim Breedon	2/2	Stepped down 28 February 2022
Mohamed A. El-Erian	2/2	Appointed 1 September 2022
Diane Schueneman	5/5	Appointed 25 September 2019
The principal role and responsibilities of the Board Nominations Committee, pursuant to its Terms of Reference, are:
▪considering appointments to the Board, its Committees and boards of BBPLC's significant subsidiaries
▪considering the composition of the Board and its Committees
▪considering succession planning and talent management
▪evaluating Board effectiveness
▪assessing the length of Directors’ tenure
▪considering Board induction and training
▪evaluating conflicts of interest
▪evaluating governance matters.

Barclays Bank PLC 2022 Annual Report on Form 20-F	10

Governance
Corporate Governance Statement
During 2022, the principal activities of the Committee included:
▪Reviewing and approving Board and Board Committee size, composition and succession planning, taking into account tenure, time commitment, skills, knowledge, experience and diversity of the Directors, and identifying any desirable skills to aid the Company in operating and competing effectively (and leading the search and recruitment process).
▪Receiving updates on the Company’s executive governance framework, talent and succession management, including Executive Committee succession planning and reviewing and approving proposed changes to Executive Committee composition as detailed on page 15.
▪Continuing to support, alongside the Board, the Barclays Group’s Gender Ambition and Multicultural agenda, including Barclays' Race at Work Ambitions. You can read more about Barclays' approach to DEI, including Barclays’ DEI vision and strategy and Global Race at Work Action Plan, and data on gender and ethnic diversity, of the Our People and Culture section of the Barclays PLC Annual Report 2022 and in the Barclays DEI report which will be made available on the Barclays website later in the year.
▪Reviewing and adopting a revised Board Diversity Policy on 15 December 2022, including adopting an increased gender diversity target to ensure that, by 2025 (i) the proportion of women on the Board is at least 40% and (ii) at least one of the Chair, Chief Executive, Senior Independent Director or Chief Financial Officer is held by a woman, and that this is to be maintained going forward, and an ethnic diversity target aligned with the Parker Review on the ethnic diversity of UK Boards (at least one Board member to be from an ethnic minority background excluding white ethnic groups, and this is maintained going forward). Please refer to page 16 for further information.
▪Receiving updates on succession planning for the Company's main subsidiary company boards.
▪Considering Director training and development.
▪Review of recommendations arising from the externally facilitated 2021 Board, Board Committee and individual Director effectiveness reviews undertaken by Christopher Saul Associates (CSA), and overseeing the internally conducted 2022 Board, Board Committee and individual Director effectiveness reviews. As reported in our 2021 Annual Report, CSA has no connection to the Barclays Group or any individual Director, save as disclosed in the Barclays PLC Annual Report 2022.

An internal review of the effectiveness of the Board Nominations Committee was undertaken in 2022. The results of the review confirm the Committee is operating effectively. It is considered well constituted, providing an effective and appropriate level of challenge and oversight of the areas within its remit. The Committee’s interaction with the Board, Board Committees and senior management is considered effective. Feedback indicated that concurrent meetings of the BPLC and BBPLC Board Nominations Committee continue to be effective, with coverage of BBPLC matters within concurrent meetings considered adequate.
Board Remuneration Committee
The Board Remuneration Committee is comprised solely of independent Non-Executive Directors. The Board Remuneration Committee is chaired by Mary Francis with Dawn Fitzpatrick as the other member.
The principal role and responsibilities of the Board Remuneration Committee, pursuant to its Terms of Reference, are to:
▪adopt the over-arching principles of remuneration policy for the Barclays Bank Group within the parameters set by the BPLC Remuneration Committee
▪consider and endorse the incentive pool for the Company and its subsidiaries and the remuneration of key BBPLC executives and other specified individuals as determined by the Board Remuneration Committee from time to time
▪exercise oversight of remuneration issues within the Barclays Bank Group
▪approve the remuneration and compensation arrangement of employees that fall within the remit of the Board Remuneration Committee.
In addition to scheduled meetings, the Board Remuneration Committee also held two ad-hoc meetings during 2022. Attendance by the Board Remuneration Committee members is shown in the table below. Board Remuneration Committee meetings are attended by management, including the Chief Executive and the BPLC HR Director.
Attendance at the Board Remuneration Committee during 2022 was as follows:

Member	Meetings attended/eligible to attend	Effective Date
Mary Francis (Chair, effective 24 May 2021)	6/6	Appointed 25 September 2019
Dawn Fitzpatrick	6/6	Appointed 1 July 2021
During 2022, the principal activities of the Committee included:
▪Reviewing and adopting the Barclays Group People Risk Reward Policy and 2022 Incentive Funding Frameworks.
▪Reviewing the Remuneration Control Framework and the Committee's Terms of Reference.
▪Reviewing Fair Pay agenda and pay gaps, and ethnicity pay gaps reporting.
▪Endorsing the 2022 ex-ante risk adjustments.
▪Considering regular updates on stakeholders, regulatory and legal, financial and risk performance, pay round timings and approach.
▪Reviewing specific remuneration proposals for individuals within the Board Remuneration Committee’s remit.

An internal review of the effectiveness of the Board Remuneration Committee was undertaken in 2022. The results of the review confirm the Committee is operating effectively. It is considered well constituted, providing an effective and appropriate level of challenge and oversight of the areas within its remit. The Committee’s interaction with the Board, Board Committees and senior management is considered effective. Following the consolidation of the membership of the Committee with the BPLC Board Remuneration Committee in September 2019 (with the exception of the BPLC Committee Chair, who attends as an observer only for matters relating to BBPLC), coverage of BBPLC matters within aligned meetings was considered adequate.

Barclays Bank PLC 2022 Annual Report on Form 20-F	11

Governance
Corporate Governance Statement
Board Risk Committee
The Board Risk Committee is comprised solely of independent Non-Executive Directors with membership of the Committee broadly aligned with the BPLC Board Risk Committee. The Board Risk Committee is chaired by Robert Berry. Mike Ashley, Mohamed A. El-Erian, Dawn Fitzpatrick and Diane Schueneman are the other members of the Committee. In addition to scheduled meetings, the Board Risk Committee also held a number of ad-hoc meetings during 2022. Tim Breedon stepped down as a member and Chair of the Committee with effect from 28 February 2022. Robert Berry joined the Committee on 1 March 2022 as the Chair. Marc Moses joined the Committee as an additional member on 23 January 2023.
One of the key roles of the Board Risk Committee is to review and challenge the risk profile and risk appetite of the Barclays Bank Group and to consider key risk issues and internal control and risk policies concerning the Barclays Bank Group. Board Risk Committee meetings are attended by management, including the Chief Executive, Barclays Group Finance Director, Chief Financial Officer, BBPLC President, Barclays Group Chief Risk Officer, BBPLC Chief Risk Officer, Barclays Group Chief Compliance Officer, BBPLC Chief Compliance Officer, Barclays Group Chief Internal Auditor, Barclays Group General Counsel, as appropriate, and the Company’s statutory auditors, KPMG.
In addition to scheduled meetings, the Board Risk Committee also held three ad-hoc meetings during 2022. Attendance by the Board Risk Committee members is shown in the table below. Owing to prior commitments, Mohamed A. El-Erian was unable to attend one scheduled meeting and two ad-hoc meetings, and Diane Schueneman was unable to attend three scheduled meetings and one ad-hoc meeting.
Attendance at the Board Risk Committee during 2022 was as follows:

Member	Meetings attended/eligible to attend	Effective Date
Robert Berry (Chair)	11/11	Appointed 1 March 2022
Tim Breedon	2/2	Stepped down 28 February 2022
Mike Ashley	12/12	Appointed 25 September 2019
Mohamed El-Erian	9/12	Appointed 1 July 2020
Dawn Fitzpatrick	12/12	Appointed 1 January 2020
Diane Schueneman	8/12	Appointed 25 September 2019
The principal role and responsibilities of the Board Risk Committee, pursuant to its Terms of Reference, are to:
▪review, on behalf of the Board, the management of the Principal Risks as set out in the ERMF with the exception of Reputation Risk which is a matter reserved to the Board
▪consider and recommend to the Board, within the risk parameters set by the Risk Committee, the Company’s risk appetite and tolerance for those Principal Risks
▪review, on behalf of the Board, the Barclays Bank Group’s risk profile for those Principal Risks
▪commission, receive and consider reports on key risk issues.
During 2022, the principal activities of the Board Risk Committee included:
▪Advising the Board on the appropriate risk appetite and risk tolerance for the Barclays Bank Group in respect of the Principal Risks in the ERMF when determining strategy, including recommending to the Board for approval the proposed overall risk appetite statement for the Company; reviewing and/or approving (as appropriate) risk limits throughout the year.
▪Reviewing reports on key themes arising from the current and prospective macroeconomic, geopolitical, macro-prudential and financial environment and their impact on the Company’s risk appetite and risk profile.
▪Reviewing updates on Credit and Market risk including within the CIB, with particular consideration given to structured lending and finance and leveraged finance portfolios, including management's actions to manage the size of these portfolios in light of the deterioration in market conditions.
▪Considering Climate risk, as a new Principal Risk with effect from 1 January 2022, and receiving regular reporting on areas of elevated Climate risk and progress against sector targets in the form of a Climate Risk Dashboard.
▪Considering updates on the Over-issuance of Securities, including the hedging arrangements designed to manage the risks to Barclays arising out of the rescission offer.
▪Considering and approving the Company’s internal stress test themes and the results of internal stress testing.
▪Monitoring the capital, liquidity and financial resources of BBPLC to ensure it meets its regulatory requirements and obligations, taking into account potential impacts of the increased cost of living, geopolitical tensions, and other macroeconomic factors.
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
▪Reviewing the frameworks, policies and resources in place to support effective risk management and oversight of the Barclays Bank Group.
▪Advising the Board Remuneration Committee when making remuneration adjustment decisions for 2022.
▪Discussing reports on key risk areas specific to the Barclays Bank Group which were provided to the Board Risk Committee throughout the year including, amongst others, reports on US consumer credit weakness, actions taken by central banks to combat high and increasingly persistent inflation, weakening economic conditions and deteriorating consumer confidence, financial markets remaining volatile and the growth of digital currencies.
The Board Risk Committee continually considers the impact of issues on the Barclays Bank Group and the risk environment in which it operates. It reviews steps taken by the business to manage exposures in this context. The Committee also received focused presentations on a number of areas specific to the business and activities of Barclays Bank Group (including through joint presentations with the BPLC Board Risk Committee), including a briefing on the financial and operational risks of climate change.

Barclays Bank PLC 2022 Annual Report on Form 20-F	12

Governance
Corporate Governance Statement
An internal review of the effectiveness of the Board Risk Committee was undertaken in 2022. The results of the review confirm the Committee is operating effectively. It is considered well constituted, providing an effective and appropriate level of challenge and oversight of the areas within its remit. The review concluded that the Committee’s interaction with the Board, Board Committees and senior management is considered effective. Feedback indicated that concurrent meetings of the BPLC and BBPLC Board Risk Committee continue to be effective, with coverage of BBPLC matters within concurrent meetings considered adequate.
Charter of Expectations
The Barclays Charter of Expectations sets out the individual role profiles, required behaviours and competencies for the Chair, Non-Executive Directors, Executive Directors and Committee Chairs. Non-Executive Directors provide effective oversight, strategic guidance and constructive challenge, whilst holding the Executive Directors to account against their agreed performance objectives, as outlined in the Charter of Expectations; a copy of which can be found at home.barclays/who-we-are/ourgovernance/board-responsibilities.
Appointment and retirement of Directors
The appointment and retirement of Directors is governed by the Articles, the Companies Act 2006 (the Act) and related legislation.
The Articles may be amended only by a special resolution of the shareholders. The Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors and any Director so appointed holds office only until the next AGM where they may offer themselves for re-election. As both Marc Moses and (on her appointment on 1 April 2023) Julia Wilson have been appointed since the 2022 AGM, both will offer themselves for re-election at the 2023 AGM.
All appointments to the Board and senior management are viewed through a diversity lens and are based on merit and objective criteria, which focus on the skills, experience and knowledge required for the Board’s effectiveness and to support the continued delivery of the Company’s strategy. Board appointments are made following a formal, rigorous and transparent procedure, facilitated by the Board Nominations Committee, with the aid of external search consultancy firms. You can read more about the work of the Board Nominations Committee on pages 10 to 11.
DEI across the Barclays Group remains a key area of focus. For more detail on the Barclays Group's actions to increase DEI please see the Our people and culture section in the Barclays PLC Annual Report 2022.
The Board Nominations Committee regularly reviews the composition of the Board, Board Committees and Executive Committee and the core skills, experience, knowledge and diversity required. For the Board, it is standard practice to appoint any new Non-Executive Director or Chair for an initial three-year term, which may be extended for up to a further three-year term. As such, Non-Executive Directors typically serve up to a minimum of six years, although this period may be extended where considered appropriate by the Board Nominations Committee.
Effectiveness
The Company considers the composition of the principal Board Committees to meet the independence criteria of the Code, notwithstanding that the Company has chosen not to adopt and report against the Code, as stated above, and there is appropriate cross-membership on the Board Committees to further promote effectiveness.
All Directors are expected to commit sufficient time to fulfil their duties, including attending and preparing for formal Board and Board Committee meetings, as well as allowing time to understand the business and complete training. Barclays' Charter of Expectations sets out the Chair's responsibilities for ensuring Directors receive all information in an accurate, timely and clear form that is relevant to discharge their obligations.

An effectiveness review of the Board, Board Committees and individual Directors for 2022 was conducted internally. Feedback from the Board effectiveness review indicated that the Board is operating well and effectively, with Board members commenting favourably on the open and collaborative culture of the Board. The review indicated that Board composition is considered to be a strength, bringing together a range of diverse and complementary backgrounds and expertise. The review highlighted an appropriate level of support and challenge to management.
Feedback from the effectiveness reviews of each Board Committee can be found in their respective reports elsewhere in this report.
The Board is responsible for setting the Barclays Bank Group risk appetite within the overall parameters set by the Barclays Group, being the level of risk it is prepared to accept in the context of achieving the Barclays Group's strategic objectives. The ERMF is designed to identify and set the minimum requirements in respect of the main risks to achieving Barclays’ strategic objectives.
The Board, assisted by the Board Risk Committee, conducts robust assessments of the Principal Risks facing the Barclays Bank Group, including those that would threaten its business model, future performance, solvency or liquidity.
The Board Audit Committee oversees the effectiveness of BBPLC's internal and statutory auditors. The Directors also review the effectiveness of the Barclays Bank Group’s systems of internal control and risk management.
The Board has put in place processes to support the presentation to stakeholders of fair, balanced and understandable information.
Remuneration
The Board Remuneration Committee reviews and adopts the Barclays Group’s Remuneration Policy for use in the Barclays Bank Group. The purpose and activities of this Committee are contained in the Board Remuneration Committee report on page 11 of this report.
The Board has delegated responsibility to the Board Remuneration Committee for the consideration and approval of the remuneration arrangements of the Chair, Executive Directors, other senior executives and certain Barclays Bank Group employees. The Board Remuneration Committee, when considering the remuneration policies and practices, seeks to ensure that it supports the Company’s strategy and promotes the long-term success of the Company and that it is aligned to successful delivery of the Barclays Group’s strategy. All executive and senior management remuneration policies are developed only in accordance with the Barclays Group’s formal and transparent procedures (ensuring that no Director is involved in deciding his/her own remuneration outcome) and having regard to wider workforce remuneration and related policies and the alignment of incentives and rewards with culture. All Board Remuneration Committee members are expected to demonstrate independent judgement and discretion when determining and approving remuneration outcomes. The Board as a whole, with the Non-Executive Directors abstaining, considers annually the fees paid to Non-Executive Directors.

Barclays Bank PLC 2022 Annual Report on Form 20-F	13

Governance
Corporate Governance Statement
Audit, Risk and Internal Control
The Board, together with the Board Audit Committee, is responsible for ensuring the independence and effectiveness of the internal and external audit functions. For this reason, the Board Audit Committee members met regularly with both the Barclays Group Chief Internal Auditor and the BBPLC Chief Internal Auditor and the lead audit engagement Partner of the statutory auditor without management present. Further details of the work of the Board Audit Committee can be found on pages 9 to 10 of this report.
The Company is committed to operating within a strong system of internal control that enables business to be transacted and risk taken without exposure to unacceptable potential losses or reputational damage.
As referenced above, the Board is responsible for ensuring that management maintains an effective system of risk management and internal control and for assessing its effectiveness. Such a system is designed to identify, evaluate and manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss.
Processes are in place for identifying, evaluating and managing the Principal Risks facing the Company. A key component of the framework is the ERMF which supports the business in its aim to embed effective risk management and a strong risk management culture. The ERMF is designed to identify and set minimum requirements, in respect of the main risks, to achieve the Company’s strategic objectives and to provide reasonable assurance that internal controls are effective. The Board Risk Committee reviews annually the Principal Risks and as appropriate makes recommendations to the Board for updating of the relevant BBPLC elements of the BPLC Group ERMF. Further detail on the Principal Risks and management of them can be found in the managing risk section of the Strategic Report.
The effectiveness of the risk management and internal control systems is reviewed regularly by the Board Risk Committee and the Board Audit Committee (as detailed above).
The Board Risk Committee is responsible for providing oversight and advice to the Board in relation to current and potential future risk exposures, examining reports covering the Principal Risks including those that would threaten its business model, future performance, solvency or liquidity, as well as reports on risk measurement methodologies and risk appetite. Further detail of the work of the Board Risk Committee can be found on pages 12 to 13 of this report.
As referenced above, the Board Audit Committee carries out several duties, delegated to it by the Board, including oversight of financial reporting processes, reviewing the effectiveness of internal controls, considering whistleblowing arrangements and oversight of the work of the external and internal auditors. It has concluded that, save for the material weakness relating to the Over-issuance of Securities, throughout the year ended 31 December 2022 and to the date of this report, the Barclays Bank Group has operated an effective system of internal control that provides reasonable assurance of financial and operational controls and compliance with laws and regulations.
Whist the control environment was determined to be effective, the Over-issuance of Securities underlined to the Board the need to continue to focus on embedding Barclays' Values and Mindset at all levels of the Barclays Bank Group to achieve operational and controls excellence. The Board has therefore supported the creation of a Barclays Group-wide programme, established by the Group Chief Executive. This programme will seek to identify issues and lessons learned across the Barclays Group's remediation initiatives to help ensure that the Barclays Bank Group is consistently excellent, in customer and client service, in operational capability and in financial performance, with all activities underpinned by a strong risk management culture.
Further information in relation to controls over financial reporting, including the remediation of material weakness relating to the Over-issuance of Securities, is contained in the next section.
Controls over financial reporting
A framework of disclosure controls and procedures is in place to support the approval of the financial statements of the Barclays Bank Group.
Specific governance committees are responsible for examining the financial reports and disclosures to help ensure that they have been subject to adequate verification and comply with applicable standards and legislation.
Where appropriate, these committees report their conclusions to the Board Audit Committee, which debates such conclusions and provides further challenge. Finally, the Board scrutinises and approves results announcements and the Annual Report to ensure that appropriate disclosures have been made. This governance process is designed to ensure that both management and the Board are given sufficient opportunity to debate and challenge the financial statements of the Barclays Bank Group and other significant disclosures before they are made public.
Management's report on internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal controls over financial reporting under the supervision of the principal executive and financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, in accordance with (a) UK-adopted international accounting standards; (b) International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee; and (c) IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.
Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail:
▪accurately and fairly reflect transactions and dispositions of assets
▪provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with UK-adopted international accounting standards and IFRS and that receipts and expenditures are being made only in accordance with authorisations of management and the respective Directors
▪provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.
Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls over financial reporting may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Barclays Bank PLC 2022 Annual Report on Form 20-F	14

Governance
Corporate Governance Statement
Management has assessed internal control over financial reporting as at 31 December 2022. In making its assessment, management utilised the criteria set out in the 2013 COSO framework. Management has specifically assessed the controls put in place to address the material weakness in internal control over financial reporting relating to the Over-issuance of Securities, as further discussed below. Management has concluded that, based on its assessment, internal control over financial reporting was effective as at 31 December 2022.
The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 105 to 112.
Identification and Remediation of a Material Weakness
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
In March 2022, the Company’s management became aware that BBPLC had issued securities materially in excess of the amount BBPLC had registered with the SEC under its 2019 US shelf registration statement and subsequently became aware that securities had also been issued in excess of the set amount under the predecessor US shelf registration statement. A proportion of the costs associated with the impact of the Over-issuance of Securities was attributable to the Company’s financial statements for the year ended 31 December 2021. Accordingly, in the UK, the Company has restated the prior period comparatives in BBPLC's 2022 UK Annual Report and Accounts to reflect the impact of the Over-issuance of Securities. In the US, the Company amended its annual report on Form 20-F for the year ended 31 December 2021 to include restated financial statements to reflect the impact of the Over-issuance of Securities.
The fact that the Over-issuance of Securities occurred and was not immediately identified highlighted a weakness in controls over the identification of external regulatory limits related to securities issuance and monitoring against these limits that constituted a material weakness in internal control over financial reporting under “COSO Principle 9: Identifies and Analyses Significant Change - The organisation identifies and assesses changes that could significantly impact the system of internal control”.
Since the identification of this material weakness, management has strengthened the internal controls relating to the tracking of issuance programme limits through the implementation and strengthening of a series of controls across the Barclays Group, together with central governance, with key actions being:
•development of a Group Issuance Standard, which includes minimum control requirements
•documentation of and agreement on roles and responsibilities
•implementation of a Group Issuance Oversight Committee, with senior management representation, to monitor issuance activity against agreed limits
The strengthened controls over financial reporting have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.
Changes in internal control over financial reporting
As noted above, management has strengthened and effectively operated controls to remediate the material weakness in respect of the Over-issuance of Securities which was identified in March 2022. These remediation efforts represent a significant improvement to the Company’s internal control environment.
There have been no other changes to highlight during the period covered by this report, which have materially affected or are reasonably likely to materially affect the Barclays Bank Group’s internal control over financial reporting.
Executive Committee
During 2022, the Executive Committee membership included the Chief Executive, the Global Head of the CIB and President of BBPLC, the Co-Heads of Global Markets, the Co-Heads of Investment Banking, the Head of Consumer Banking and Payments, the Chief Financial Officer, Chief Risk Officer and other functional partners.
In 2022, David Farrow, Interim Head of Corporate Banking and Abib Bocresion, Chief Risk Officer, BBPLC stepped down from the Executive Committee, while we welcomed both Alexander Andreadis as Chief Compliance Officer, CIB and BBPLC in March 2022, and David Head as Interim Chief Risk Officer of BBPLC in October 2022.
In January 2023, Bevan Cowie joined the Executive Committee as Chief Risk Officer of BBPLC (subject to regulatory approval), and in February 2023, we welcomed Vim Maru as Global Head of Consumer Banking and Payments (subject to regulatory approval), replacing Alistair Currie who stepped down from the Executive Committee in February 2023.
The Executive Committee meets quarterly and is chaired by the Global Head of the CIB and President of BBPLC. In addition to the day-to-day management of the Company, the Executive Committee supports the Chief Executive in ensuring that the Barclays values, strategy and culture align, are implemented and are communicated consistently to colleagues - for example, through regular leadership team conferences, and communications that are available to all colleagues.
Non-Executive Directors' time commitment and conflicts of interest
Non-Executive Directors, including the Chair, are informed of the minimum time commitment prior to their appointment and they are required to devote sufficient time to the Company to discharge their responsibilities effectively.
The time commitments of Directors are considered prior to appointment and are monitored by the Board Nominations Committee. All Directors must seek approval (providing an indication of expected time commitments) before accepting any significant new commitments outside of Barclays. The Board is satisfied that there are no Directors whose time commitment is considered to be a matter for concern. The Company Secretary maintains a record of each Director's time commitments.

Barclays Bank PLC 2022 Annual Report on Form 20-F	15

Governance
Corporate Governance Statement
In accordance with the Act and the Articles, the Board has authority to authorise conflicts of interest, and this ensures that the influence of third parties does not compromise or override the independent judgement of the Board. The Company Secretary maintains a conflicts register, which is a record of actual and potential conflicts, together with any Board authorisation of the conflict.
Training and induction
Directors are regularly provided with the opportunity to take part in ongoing training and development and can also request specific training they may consider necessary or useful. In 2022, training and development was supported through briefings for Board members on key 'horizontal topics', and business and function reviews. The Board also received an annual briefing on regulatory responsibilities including the Senior Managers Regime and on Barclays’ conduct and financial crime policies and standards. In addition, the Board received updates on Public Policy and Corporate Responsibility matters and developments in corporate governance, and a briefing on competition law-related matters.
On appointment, all Directors receive a comprehensive induction tailored to their individual requirements, designed to provide them with an understanding of how the Barclays Bank Group works and the key issues that the Company and the Barclays Bank Group face. When a Director joins a Board Committee, the schedule also includes an induction to the operation of that Board Committee.
Diversity, equity and inclusion
Promoting and delivering diversity – which includes but is not limited to skills, regional and industry experience, social and ethnic background, race, gender and other distinctions such as cognitive and personal strengths – is a vital element of the Board Nominations Committee’s role in leading appointments and succession planning for the Board, Board Committees and the Executive Committee. Both the Board Nominations Committee and the Board consider diversity essential to maintaining a competitive advantage, driving effective governance and mitigating the risk of ‘group think’. With this in mind, the Board adopted a revised version of the Board Diversity Policy on 15 December 2022, including adopting an increased gender diversity target and including an ethnic diversity target as detailed on page 11.
Further to the appointment of Robert Berry on 8 February 2022, the retirement of Tim Breedon on 28 February 2022, the appointments of Anna Cross on 23 April 2022 and Marc Moses on 23 January 2023, and as at the date of this report, BBPLC Board gender diversity stands at 40% female (with four female directors on the Board), meeting the Board target of 40% gender diversity. The Company also satisfies the Board's target of having at least one Board member who is from an ethnic minority background (excluding white ethnic groups).
In addition, the Company recognises that being a diverse and inclusive company is an integral part of our success. The Barclays Group’s DEI vision and strategy, which was refreshed in 2022, includes a series of guiding principles and strategic priorities designed to help it deliver against its six core DEI agendas: Disability, Gender, LGBT+, Multicultural, Multigenerational, and Socio-economic, in support of that ambition. Further information on the Board Diversity Policy, as adopted by the Board, and DEI strategy can be found in the Barclays PLC Annual Report 2022.

Barclays Bank PLC 2022 Annual Report on Form 20-F	16

Governance Report
Directors’ report
The Directors present their report together with the audited accounts for the Company for the year ended 31 December 2022.
Other information that is relevant to the Directors’ Report, and which is incorporated by reference into this report, can be located at:

Pages
Performance measures	2
Corporate Governance Statement	4
Risk Management	27
Principal Risks	42

Disclosures required pursuant to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as updated by the 2018 Regulations can be found on the following pages:
Engagement with employees (Sch.7 Para 11 and 11A Regs 2008/2018 and Section 172(1) Statement)	21
Policy concerning the employment of disabled persons (Sch.7 Para 10 Regs 2008)	21
Financial Instruments (Sch.7 Para 6 Regs 2008)	145
Hedge accounting policy (Sch.7 Para 6 Regs 2008)	146

Profits and dividends
The results of the Barclays Bank Group show statutory profit after tax of £4,382m (2021: £4,588m). The Barclays Bank Group had net assets of £58,953m as at 31 December 2022 (2021: £56,317m).
The Company will pay a £700m dividend to its parent, BPLC.
Dividends paid on preference shares for the year ended 31 December 2022 amounted to £31m (2021: £27m).
Further details on dividends on ordinary shares and preference shares paid in 2022 are set out in Note 10 to the financial statements.
Share Capital
There was no increase in ordinary share capital during the year. BPLC owns 100% of the issued ordinary shares. There are no restrictions on the transfer of ordinary shares or agreements between holders of ordinary shares known to the Company which may result in restrictions on the transfer of securities or voting rights. Further information on the Company’s share capital, including preference shares, can be found in Note 27 of the financial statements.
Powers of Directors to issue and allot or buy back the Company’s shares
The powers of the Directors are determined by the Act and the Articles. No shares were issued or bought back in 2022. The Directors are authorised to issue and allot shares and to buy back shares subject to annual shareholder approval at the AGM. Such authorities were granted by shareholders at the 2022 AGM. It will be proposed at the 2023 AGM that the Directors be granted new authorities to allot and buy back shares.
Repurchase of preference shares
1,000 Sterling Cumulative preference shares of £1 each were redeemed by the Company on 9 September 2022.
Directors
The list of current Directors of the Company can be found in the Corporate Governance Statement on page 7. Changes to Directors during 2022 and up to the date of signing this report are set out below.

Name	Role	Effective date
Robert Berry	Non-Executive Director	Appointed 8 February 2022
Tim Breedon	Non-Executive Director	Resigned 28 February 2022
Anna Cross	Executive Director	Appointed 23 April 2022
Tushar Morzaria	Executive Director	Resigned 22 April 2022
Marc Moses	Non-Executive Director	Appointed 23 January 2023
Directors’ indemnities
Qualifying third party indemnity provisions (as defined by section 234 of the Act) were in force during the course of the financial year ended 31 December 2022 for the benefit of the then Directors of the Company and the then Directors of certain of the Company's subsidiaries and, at the date of this report, are in force for the benefit of the Directors of the Company and the Directors of certain of the Company's subsidiaries in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office. The Barclays Group also maintains Directors’ & Officers’ Liability Insurance which gives appropriate cover for legal action brought against its Directors.
Qualifying pension scheme indemnity provisions (as defined by section 235 of the Act) were in force during the course of the financial year ended 31 December 2022 for the benefit of the then directors and, at the date of this report are in force for the benefit of directors of Barclays Pension Funds Trustees Limited as trustee of the Barclays Bank UK Retirement Fund, and Barclays Executive Schemes Trustees Limited as Trustee of Barclays Capital

Barclays Bank PLC 2022 Annual Report on Form 20-F	17

Governance Report
Directors’ report
International Pension Scheme (No.1) and Barclays PLC Funded Unapproved Retirement Benefits Scheme. The directors of the trustees are indemnified against liability incurred in connection with the trustee’s activities in relation to the aforementioned schemes.
Political donations
The Barclays Bank Group did not give any money for political purposes in the UK or outside the UK, nor did it make any political donations to political parties or other political organisations or to any independent election candidates, or incur any political expenditure during the year. Details of any political contributions made by the wider Barclays Group can be found in the Barclays PLC Annual Report 2022.
Environment
As part of the overall strategy of the Barclays Group, the Barclays Bank Group is determined to play its part in supporting the transition to a low-carbon economy. In March 2020, the Barclays Group announced its ambition to be a net zero bank by 2050. Our climate strategy is driven by considerations of all relevant risks as well as our Purpose to deploy finance responsibly to support people and businesses, acting with empathy and integrity, championing innovation and sustainability, for the common good and the long term.

We have a three-part strategy to turn that ambition into action:

1.Achieving net zero operations - Barclays is working to reduce its Scope 1, Scope 2 and Scope 3 operational emissions consistent with a 1.5°C aligned pathway and counterbalance any residual emissions.
2.Reducing our financed emissions - Barclays is committed to aligning its financing with the goals and timelines of the Paris Agreement, consistent with limiting the increase in global temperatures to 1.5°C.
3.Financing the transition - Barclays is helping to provide the green and sustainable finance required to transform the economies, customers and clients we serve.

Please see the Barclays PLC 2022 Annual Report for further detail on the above.

Our strategy is underpinned by the way we assess and manage our exposure to climate-related risks. Climate risk became a Principal Risk under Barclays’ ERMF in January 2022.

Scenario analysis forms a key part of the Barclays Group's, and therefore the Barclays Bank Group’s, approach to assessing and quantifying the impact of climate change. We have developed our approach to scenario analysis through detailed quantitative and qualitative risk assessments of particular portfolios and activities. Since 2018, Barclays has progressively enhanced its scenario analysis capabilities, developing-in house methodologies, collaborating with external subject matter experts, and participating in regulatory exercises. The Barclays Group has developed key metrics and targets to track progress against its climate strategy. Please see the Barclays PLC 2022 Annual Report for further details on scenario analysis and key metrics.
Engagement with customers, suppliers and others in a business relationship with the Company
Barclays must effectively manage, monitor and mitigate risks in our supply chain. The Directors, via management, have regard to the need to foster business relationships with suppliers. Our suppliers act on behalf of Barclays and we expect them to make responsible decisions that take our stakeholders’ needs into account in both the short and long-term. Suppliers that are assessed as being at a heightened risk from a business risk perspective are subject to Barclays’ Supplier Control Obligations (SCOs). These suppliers are required to complete a pre-contractual questionnaire and annual self-certification which captures their adherence to the SCOs and Barclays’ Third Party Code of Conduct (TPCoC). The TPCoC encourages our suppliers to adopt our approach to doing business when acting on behalf of Barclays and details our expectations for matters including environmental management, human rights, diversity and inclusion and also for living the Barclays Values. Barclays is proud to be a signatory of the Prompt Payment Code in the UK. Further information on ‘Supporting our supply chain’ is set out in the Barclays PLC 2022 Annual Report.
Branches and Country-by-Country reporting
The Barclays Bank Group operates through branches, offices and subsidiaries in the UK and overseas. Those branches are in a number of different jurisdictions including in Hong Kong, Singapore and New York.
The Company is exempt from publishing information required by the Capital Requirements (Country-by-Country Reporting) Regulations 2013 as this information is published by its parent, BPLC. This information is available on the Barclays website: home.barclays/annualreport.
Research and development
In the ordinary course of business, the Barclays Bank Group develops new products and services in each of its business divisions.
Change of control
There are no significant agreements to which the Company is a party that take effect, alter or terminate on a change of control of the Company following a takeover bid.
There are no agreements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs because of a takeover bid.
The Auditors
The BPLC Board Audit Committee reviews the appointment of the statutory auditors, as well as their relationship with the Barclays Group, including monitoring the Barclays Group’s use of the statutory auditors for non-audit services and the balance of audit and non-audit fees paid to them. The BBPLC Board Audit Committee also monitors the use of the statutory auditors for non-audit services within the Barclays Bank Group.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	18

Governance Report
Directors’ report
Provided that KPMG continues to maintain its independence and objectivity, and the BPLC Board Audit Committee remains satisfied with its performance, the Barclays Group has no intention of tendering for an alternative statutory auditor before the end of the current required period of 10 years. Accordingly, any tender would be in respect of the 2027 financial year onwards and is likely to take place in 2025. The BPLC Audit Committee believes it would not be appropriate to tender before this date as it recognises that whilst it is important to ensure the audit firm remains objective and does not become overly familiar with management, there is an important balance to be struck with the investment of time required both from management and any completely new audit team for them to gain sufficient understanding of a large complex organisation as Barclays to ensure a top quality audit. Further, there has been significant turnover of the senior members of the KPMG audit team since 2017, which supports in reducing any potential familiarisation threat.
Non-audit services
In order to safeguard the statutory auditor’s independence and objectivity, the Barclays Group has in place a policy on the Provision of Services by the Barclays Group Statutory Auditor (the Policy) setting out the circumstances in which the statutory auditor may be engaged to provide services other than those covered by the Barclays Group audit. The Policy applies to all Barclays subsidiaries and other material entities over which Barclays has significant influence. The core principle of the Policy is that non-audit services (other than those legally required to be carried out by the Barclays Group’s auditor) should be performed by the statutory auditor only in certain controlled circumstances. The Policy sets out those types of services that are permitted.
Under the Policy, except for specific categories of ‘permitted’ services that require explicit Board Audit Committee approval, the BPLC Board Audit Committee has pre-approved all permitted services for which fees are less than £100,000. All requests to engage the statutory auditor are assessed by independent management before work can commence. Requests for permitted service types in respect of which the fees are expected to meet or exceed the above threshold, but expected to be less than £250,000, must be approved by the Chair of the BPLC Board Audit Committee before work is permitted to begin. Services where the fees are expected to be £250,000 or higher must be approved by the BPLC Board Audit Committee as a whole. All expenses and disbursements must be included in the fees calculation. More information on this can be found in the Barclays PLC Annual Report 2022.
The fees payable to KPMG for the year ended 31 December 2022 amounted to £47m (2021: £41m), of which £9m (2021: £8m) was payable in respect of non-audit services. A breakdown of the fees payable to the auditor for statutory audit and non-audit work can be found in Note 39 to the financial statements.
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
Directors’ responsibilities
The following statements, which should be read in conjunction with the auditor’s report set out on pages 114 to 116, are made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditor in relation to the accounts.
Going concern
In preparing each of the Barclays Bank Group and Company financial statements, the Directors are required to:
•assess the Barclays Bank Group's and Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
•use the going concern basis of accounting unless they either intend to liquidate the Barclays Bank Group and the Company or to cease operations, or have no realistic alternative but to do so.
The Barclays Bank Group’s business activities, financial position, capital, factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed are discussed in the Risk review sections of this report.
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
Directors are responsible for such internal controls as they determine are necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Directors’ responsibility statement
The Directors have responsibility for ensuring that the Company and the Barclays Bank Group keep accounting records which disclose, with reasonable accuracy, the financial position of the Company and the Barclays Bank Group, and which enable them to ensure that the accounts comply with the Act.

Barclays Bank PLC 2022 Annual Report on Form 20-F	19

Governance Report
Directors’ report
The Directors are also responsible for preparing a Strategic Report, Directors’ Report and Corporate Governance Statement in accordance with applicable law and regulations.
The Directors are responsible for the maintenance and integrity of the Annual Report and Financial Statements as they appear on the Barclays website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
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
The current Directors, whose names and functions are set out on page 7, confirm to the best of their knowledge that:
(a)the financial statements, prepared in accordance with (a) UK-adopted international accounting standards; (b) IFRS as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee; and (c) IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
(b)the management report, on pages 1 to 16, which is incorporated in the Directors’ Report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.
By order of the Board
Stephen Shapiro
Company Secretary
14 February 2023
Barclays Bank PLC
Registered in England. Company No. 1026167
Registered office, 1 Churchill Place, London E14 5HP

Barclays Bank PLC 2022 Annual Report on Form 20-F	20

Governance
Our people and culture
The following sub-sections include a summary of the BBPLC specific items from the Barclays PLC Annual Report 2022. For full details, refer to the Our people and culture section of the Barclays PLC Annual Report 2022. Figures mentioned are for the Barclays Group, other than where specifically mentioned.
Empowering our Colleagues
Our people and our culture are our greatest assets. We are committed to making Barclays a great place to work, enabling colleagues to deliver strong results for our customers, clients, communities and each other.
During 2022, we continued to embed the Barclays Mindset, helped colleagues to adapt to hybrid working, supported colleague wellbeing and made further progress against our diversity, equity and inclusion (DEI) ambitions. Through our colleague listening survey, Your View, we saw improved scores across all our indices.
Our data-led approach, underpinned by our Wellbeing Index (now in its second year), brings together actionable insights for people leaders. It also enables curation of content for colleagues that is grounded in clinical evidence to help them better manage their own health. Ongoing leader-led campaigns are at the forefront of the way we engage with colleagues, with regular expert speaker events chaired by senior executives. Our ‘Talk Money’ week in the UK challenged the stigma around talking about money, building confidence with financial management and signposting to free and confidential support. This is complemented by practical resources and guidance offered through our global Be Well portal (with 45% of colleagues registered), and our Employee Assistance Programme.
In response to increases in living costs experienced by our UK colleagues, we brought forward part of the 2023 pay increase, awarding 35,000 UK-based junior colleagues a £1,200 salary increase effective from August 2022, ahead of our annual salary review. In January 2023, Barclays worked closely with Unite the Union to agree a 2023 UK pay deal which, combined with the August 2022 increases, brought the total average salary increase for our lowest paid colleagues up to 11%. By doing this we ensured that our minimum rate of pay in the UK remains well ahead of Living Wage Foundation benchmarks.
Similarly, we brought forward part of the 2023 pay increase for our most junior colleagues in Belgium, France, Ireland, Italy, Luxembourg, Netherlands, Portugal and Spain, awarding them €1,500 effective from 1 November 2022. In November 2022, we also awarded junior colleagues in Germany a one-off payment of €2,000 as that approach, whilst having the same effect, was more appropriate under local rules.
Our approach to diversity, equity and inclusion
We launched our refreshed DEI vision and strategy to incorporate 'equity’ into how we talk about, and take action to progress, our DEI activities.
Our vision is to strengthen our diverse, equitable and inclusive culture, with a view to attracting and retaining the best talent, building high-performing teams which generate better outcomes for our customers and clients, whilst also meeting the expectations of our regulators, shareholders and other stakeholders.
We have five strategic priorities: workforce diversity; inclusive and equitable culture; leadership accountability; data transparency and accountability and optimisation of external relationships. These priorities are underpinned by our guiding principles of accountability, transparency and engagement. These principles and priorities help us to deliver against our six core agendas - disability, gender, LGBT+, multicultural, multigenerational and socio-economic.
Workforce diversity
Developing diverse talent pipelines
We are focused on recruiting the best talent and have created, and participated in, dedicated recruitment schemes across our agendas and regions to increase access to diverse talent, for example, the Barclays Military and Veterans Outreach programme, in the UK and US, and our partnership with the Thurgood Marshall College Fund in the US.
Globally, there is training and support available for all hiring managers and interviewers to ensure inclusivity and consistency throughout the hiring journey. We are an equal opportunities employer and give full and fair consideration to all populations based on their competencies, strengths and potential.
Additionally, as part of the UK Government Disability Confident scheme, we encourage applications from people with a disability, or a physical or mental health condition. We require people leaders to give full and fair consideration to those with a disability on the basis of strengths, potential and ability, both when hiring and managing. We also ensure opportunities for training, career development and promotion are available to all.
For further information on our work on developing diverse talent pipelines, please visit our DEI website.
Providing tools and support for colleagues to succeed and progress at every stage of their career
We offer multiple development programmes to support the growth of our colleagues, providing them with the opportunities and resources necessary to strengthen key skills to progress and reach their full potential.
The Black Professionals Resource Group (BPRG) created Ascent, a six-month programme for Analysts in the UK and US, to support the development of Black colleagues across Barclays and was the first such programme conceived and delivered by a Barclays Employee Resource Group (ERG).
Inclusive and equitable culture
At Barclays, we are committed to building a supportive and inclusive culture. We believe that making our organisation more equitable will help us to make the most of the different backgrounds, perspectives and experiences of our colleagues, and to better serve our customers and clients.
As part of our Continuous Listening strategy, we ask colleagues to participate in surveys, providing regular opportunities to feed back on their experience of working at Barclays. Colleagues are asked to share their feedback on topics ranging from inclusion to wellbeing, and responses help us to assess progress on our DEI journey and identify areas of focus.

Barclays Bank PLC 2022 Annual Report on Form 20-F	21

Governance
Our people and culture

Employee Resource Groups (ERGs)
Colleague networks have long played an important role at Barclays, through creating communities and fostering belonging. More recently, they have acted as a sounding board for the business, driving a better understanding of the needs of our customers, clients and communities. With over 24,000 colleagues globally participating in one or more of the ERGs, these colleague-led communities amplify the unique challenges of diverse groups at Barclays and provide insight into colleague sentiment and experience.
Socio-economic inclusion agenda
To support the launch of the socio-economic agenda, colleagues created the Inspire ERG, which aims to amplify the voices of those who identify as coming from a lower socio-economic background. Members and allies of the ERG are encouraged to develop their understanding of how socio-economic status can impact a person’s work and life experiences. Through Inspire, we are also connecting with schools and universities to remove barriers for people of varied backgrounds to join Barclays.
Pronouns
In 2022, we added two new features to our internal phonebook where colleagues can opt to display their personal pronouns, as well as the phonetic spelling or audio recording of their name. We also proudly partnered with Microsoft, to pilot a pronoun feature on Microsoft Teams.
Wellbeing and policies
Prioritising the wellbeing of our colleagues is central to creating productive teams where all individuals feel valued and included. Our holistic and inclusive perspective requires us to measure wellbeing, using our Wellbeing Index and to educate and empower our colleagues and leaders to actively manage their health and support that of others. We continue to deploy training, which recognises the importance of mental wellbeing and building a supportive and inclusive culture. We have also partnered with our DEI ERGs and leaders on global campaigns to normalise conversations about mental health and wellbeing topics. In the UK, Barclays pioneered ‘This is Me’, now in its ninth year, where individual colleagues talk openly about the challenges they have faced, with the aim of tackling the stigma associated with mental ill health.
For the first time in 2022 we expanded the DEI performance objective to include wellbeing, with colleagues now being asked to develop their understanding of the factors contributing to their resilience and sustaining high performance; and managers now being asked to champion and support team wellbeing. This was bolstered by the launch, on World Mental Health Day, of a new toolkit to help people leaders lead their teams in a way that protects and enhances colleague health with a focus on practices such as workload management, fostering autonomy and enabling growth.
We also made enhancements to our provision of workplace adjustments for colleagues with disabilities and health conditions, to drive consistency in how we support our colleagues globally. Colleagues now have greater control over their own individual requirements and an improved experience through the implementation of a new self-service process for the ordering of equipment for office and home working use, as required.
We regularly revisit our people policies to ensure they are in line with our broader DEI and people strategy. This includes making updates to our HR policies, processes and support materials on a range of topics such as flexible working and workplace support for menopause.
Leadership accountability
Our leadership play an important role in progressing our DEI journey and meeting the rising expectations of colleagues, customers, clients and communities. Accountable Executives (AEs) from the Barclays Group Executive Committee have been appointed as visible advocates for the DEI agendas, shaping priorities and delivering against these.
Every colleague continues to have a mandatory inclusion performance objective against which they are assessed as part of their performance review. The objective encourages inclusive and supportive behaviours that recognise every individual’s background as key drivers of our Purpose, Values and Mindset.
Data transparency and accountability
Data plays an essential role in delivering our DEI strategy, allowing senior leaders to make informed decisions and track our progress.
In an effort to ensure colleagues’ personal data records are accurate, this year we held another ‘Count Me In’ campaign, inviting colleagues in the UK and US to review and share their personal details in our HR systems, in line with local privacy laws. Maintaining up to date personal data records also helps us to develop and update programmes, practices and policies to best support colleagues at every level.
In late summer, we began producing an enhanced monthly management pack for senior leaders, containing a detailed breakdown of their team's progress against our Race at Work and gender ambitions.
Optimisation of external relationships
We develop relationships with external partners to challenge our thinking, leverage best practices and access diverse pools of talent. We partner with organisations across all six agendas (disability, gender, LGBT+, multicultural, multigenerational and socio-economic) and in each region.
Recognising our colleagues
Over the past year, Barclays and several of our colleagues have been recognised for our efforts to advance diversity, equity and inclusion. For further details, refer to the Our people and culture section in the Barclays PLC Annual Report 2022.
Talent now and for the future
Talent attraction – now and for the future

Barclays Bank PLC 2022 Annual Report on Form 20-F	22

Governance
Our people and culture
Across 2022, demand for talent has remained high, alongside a greater focus from candidates seeking flexible working options and on wellness and wellbeing. In response, we have pursued opportunities to attract and recruit talent as quickly and efficiently as possible, including doubling the number of recruiters to support our businesses and the launch of the Onboarding app, giving new joiners and their people leaders access to information required prior to joining Barclays, including the ability to sign employment contracts via the app.
Barclays was ranked number one in the LinkedIn Top Companies UK 2022 list, for the second year in a row. Based on LinkedIn-owned data, the list is a resource for jobseekers and career builders to explore open vacancies, enhance their skills and identify companies that invest in their talent. This was further recognised by the Learning and Performance Institute, where Barclays won a Bronze Learning Leader Award.
Delivering world-class customer service and care remains of paramount importance to Barclays. In order to meet the demand, we significantly grew our customer care teams globally; for example, following the acquisition of the Gap credit card portfolio in the US, we nearly doubled our footprint in our US contact centre in Nevada, with over 1,800 new hires and saw demand triple for roles supporting our customers in the UK.
Developing our colleagues
We remain committed to our culture of lifelong learning, through a development proposition that supports colleagues at every stage of their career.
The Barclays Learning Lab is our learning ecosystem. Consisting of Barclays-designed knowledge and skills modules, as well as modules from external specialists, it provides our colleagues with the development tools needed to support them in their current and future roles. Colleagues can access a wide range of workshops, split between colleague and people leader development. This is complemented by our digital content providers, whose content has been mapped against role-specific learning pathways, making it easy for colleagues to navigate development resources suitable for their needs. The Learning Lab also offers a selection of self-assessment tools, empowering colleagues to understand their strengths and development areas. These are supported by business-led solutions that encompass professional and technical resources encouraging colleagues to drive their own development.
People leadership at Barclays is about helping others to achieve their potential. To equip our people leaders with the critical skills and behaviours to inspire, develop and support their teams today and into the future, we have refreshed our Management Unlocked programme. The programme provides participants with extensive digital content, as well as our Evolution programme, which supports new people leaders as they transition into leadership roles.
We also operate three high-potential flagship leadership programmes: The Enterprise Leaders Summit, for Managing Directors; the Strategic Leaders Programme, for Directors; and Aspire, for Vice Presidents. These programmes aim to build enterprise-wide leadership, alongside strong people leadership capabilities, helping colleagues tackle people management situations confidently, in line with our Values and Mindset.
Listening to our colleagues
Listening to colleagues allows us to obtain insights into what we are doing well and areas where we need to focus our attention.
Our biannual all-colleague Your View surveys measure colleague considerations across a breadth of topics including colleague engagement, organisational culture, including the Mindset and Values, wellbeing, inclusion and working practices and tools. The 2022 survey results indicated good progress for both engagement and cultural measures. Senior leaders continue to receive and review the results from these surveys to inform decisions. Results from our surveys and other employee engagement mechanisms were shared with colleagues and discussed with the Barclays PLC Board, Barclays Bank PLC Board, their Executive Committees and people leaders.
We have also evolved our Continuous Listening strategy, leveraging pulse surveys, as well as additional surveys deployed throughout the employee lifecycle, to capture insights which help us better understand our culture and improve colleague experience.
We have adopted a number of methods for engagement with our workforce, in line with the UK Corporate Governance Code. These engagement mechanisms, including all-colleague townhalls, skip-level meetings, DEI summits, site visits and engagement surveys, enable colleagues to share ideas and feedback with senior management and the Board.
We keep colleagues updated on the strategy, performance and progress of the organisation through a combination of leader-led engagement, digital and print communication, blogs, vlogs and podcasts. In 2022, the Barclays Group CEO held over 50 engagement sessions throughout the year with colleagues, including quarterly townhalls on financial performance, listening sessions on flagship talent programmes and Q&A sessions. Other workforce engagement activities have also been carried out by both Board and management to deliver meaningful, regular two-way dialogue with colleagues. This helps our Board reflect colleague feedback in their decision-making. The range of direct engagement mechanisms we use, across multiple channels throughout the year, combined with a comprehensive reporting approach, enables us to effectively engage with our workforce.
The Barclays Bank PLC Board has engaged, and will continue to engage, directly with colleagues and listen to feedback from the annual Your View surveys. The President of Barclays Bank PLC continues to chair the Corporate and Investment Bank Critics Working Group, where a rotating cohort of Corporate and Investment Bank colleagues are invited to share day to day pain points, alongside ideas to solve these issues. The forum was established in November 2020 and is now on its seventh cohort. Additionally, regular town halls and skip level sessions took place throughout 2022 in Corporate and Investment Bank, Consumer, Cards and Payments, and UK Corporate and Transaction Banking, alongside regular Managing Director calls hosted by Corporate and Investment Bank and Consumer, Cards and Payments leadership to provide updates on strategy, business performance and other key people priorities such as inclusion, Your View scores and hybrid working. We keep colleagues updated on the strategy, performance and progress of the organisation through a combination of leader-led engagement, digital and print communication, blogs, vlogs and podcasts.
We maintain a strong and effective partnership with Unite and the Barclays Group European Forum, whom we brief on our strategy and progress to obtain feedback on how we can improve the colleague experience. In 2022, we engaged with Unite on the transition to hybrid working and our updated DEI strategy. We also consult with colleague representatives on major change programmes which impact our people, to minimise compulsory job losses, and focus on reskilling and redeployment. In 2022, this included the launch of an enhanced mobility service to further mitigate redundancies across the organisation, redeploying colleagues into roles commensurate with their skills and experience, and upskilling colleagues where required.

Barclays Bank PLC 2022 Annual Report on Form 20-F	23

Governance
Our people and culture
Our policies
Our people policies are designed to recruit the best people, provide equal opportunities and create an inclusive culture, in line with our Purpose, Values, Mindset and in support of our long-term success. They also reflect relevant employment law, including the provisions of the Universal Declaration of Human Rights and the International Labour Organization (ILO) Declaration on Fundamental Principles and Rights at Work.
We regularly review and update these policies to ensure that they are in line with our broader DEI and people strategy. To support the transition to hybrid working in 2022, we updated our policies on Working Flexibly to enable an approach that meets the requirements of each role, while also taking into account the needs of our colleagues. We also updated our policies and guidance on a range of topics including workplace support for menopause and baby loss.
We are committed to paying our people fairly and appropriately relative to their role, skills, experience and performance. This means our remuneration policies reward performance that is in line with our Purpose, Values and Mindset, as well as our risk expectations. We also encourage our people to benefit from Barclays’ performance by enrolling in our share ownership plans.

Barclays Bank PLC 2022 Annual Report on Form 20-F	24

Risk review
Contents

The management of risk is a critical underpinning to the execution of the Barclays Bank Group’s strategy. The material risks and uncertainties the Barclays Bank Group faces across its business and portfolios are key areas of management focus.

Risk management strategy		Page
Overview of the Barclays Bank Group’s approach to risk management.	▪Enterprise Risk Management Framework (ERMF)	27
	▪Segregation of duties – the “Three Lines of Defence” model	27
	▪Principal risks	27
	▪Risk appetite	27
	▪Risk Committees	27
	▪Barclays’ risk culture	28
Material existing and emerging risks
Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	▪Material existing and emerging risks potentially impacting more than one principal risk	29
	▪Climate risk	34
	▪Credit risk	34
	▪Market risk	35
	▪Treasury and capital risk	36
	▪Operational risk	37
	▪Model risk	39
	▪Conduct risk	39
	▪Reputation risk	40
	▪Legal risk and legal, competition and regulatory matters	41
Principal risk management
The Barclays Bank Group’s approach to risk management for each principal risk with focus on organisation and structure and roles and responsibilities.	▪Climate risk management	42
	▪Credit risk management	45
	▪Market risk management	46
	▪Treasury and capital risk management	47
	▪Operational risk management	48
	▪Model risk management	49
	▪Conduct risk management	50
	▪Reputation risk management	50
	▪Legal risk management	50
	▪Climate risk performance	52
Risk performance
Credit risk: The risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties (including sovereigns), to fully honour their obligations to the Barclays Bank Group, including the whole and timely payment of principal, interest, collateral and other receivables.	▪Credit risk overview and summary of performance	56
	▪Maximum exposure and effects of netting, collateral and risk transfer	57
	▪Expected credit losses	59
	▪Management adjustments to models for impairment	65
	▪Measurement uncertainty and sensitivity analysis	67
	▪Analysis of the concentration of credit risk	77
	▪Approach to the management and representation of credit quality	79
	▪Analysis of specific portfolios and asset types	83
Market risk: The risk of loss arising from potential adverse changes in the value of the Barclays Bank Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.	▪Market risk overview and summary of performance	86
	▪Review of management measures	86

Barclays Bank PLC 2022 Annual Report on Form 20-F	25

Risk review
Contents

Treasury and capital risk – Liquidity: The risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.	•Liquidity risk overview	89
	▪Liquidity risk stress testing	89
	▪Contractual maturity of financial assets and liabilities	91

Treasury and capital risk – Capital: The risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments and stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the Barclays Bank Group’s pension plans.	▪Capital risk ▪Foreign exchange risk ▪Pension risk	95
Treasury and capital risk – Interest rate risk in the banking book: The risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.	▪Interest rate risk in the banking book overview and summary of performance	99
	▪Net interest income sensitivity	99
	▪Analysis of equity sensitivity	99
	▪Volatility of the fair value through other comprehensive income (FVOCI) portfolio in the liquidity pool	100
Operational risk: The risk of loss to the Barclays Bank Group from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.	▪Operational risk overview and summary of performance	101
	▪Operational risk profile	101
Model risk: The potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.	▪Model risk overview and summary of performance	103
Conduct risk: The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Barclays Bank Group's products and services.	▪Conduct risk overview and summary of performance	103
Reputation risk: The risk that an action, transaction, investment, event, decision, or business relationship will reduce trust in the Barclays Bank Group’s integrity and/or competence.	▪Reputation risk overview and summary of performance	103
Legal risk: The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Bank Group to meet its legal obligations including regulatory or contractual requirements.	▪Legal risk overview and summary of performance	104
Supervision and regulation
The Barclays Bank Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations.	▪Supervision of the Barclays Bank Group	105

Barclays Bank PLC 2022 Annual Report on Form 20-F	26

Risk review
Risk management
Barclays Bank Group’s risk management strategy
The Barclays Bank Group’s risk management strategy
This section introduces the Barclays Bank Group’s approach to managing and identifying risks, and for fostering a sound risk culture.
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
▪Principal risks faced by the Barclays Bank Group which guide the organisation risk management processes.
▪Risk appetite requirements: these helps define the level of risk we are willing to undertake in our business.
▪Roles and responsibilities for key risk management and governance.
The ERMF is complemented by frameworks, policies and standards which are mainly aligned to individual principal risks:
▪Frameworks cover high level principles guiding the management of principal risks, and set out details of which policies are needed, and high level governance arrangements.
▪Policies set out the control objectives and high level requirements to address the key principles articulated in their associated frameworks. Policies state ‘what’ those within scope are required to do.
▪Standards set out detail of the control requirements to ensure the control objectives set by the policies are met.
Segregation of duties - the "Three Lines of Defence" model
The ERMF sets out a clear lines of defence model. All colleagues are responsible for understanding and managing risks within the context of their individual roles and responsibilities, as set out below.
▪The first line comprises of all employees engaged in the revenue generating and client facing areas of the Barclays Bank Group and all associated support functions, including Finance, Operations, Treasury and Human Resources. The first line is responsible for identifying and managing the risks in which they are engaged, operating within applicable limits and developing a control framework, and escalating risk events or issues as appropriate. Employees in the first line have primary responsibility for their risks and their activities are subject to oversight from the relevant parts of the second and third lines.
▪The second line is comprised of the Risk and Compliance functions. The role of the second line is to establish the limits, rules and constraints, and the frameworks, Policies and Standards under which all activities shall be performed, consistent with the risk appetite of the Barclays Bank Group, and to oversee the performance of the Barclays Bank Group against these limits, rules and constraints. Controls for first line activities will ordinarily be established by the Control Officers operating within the Control Framework of the Barclays Bank Group. These controls will remain subject to oversight by the second line.
▪The third line of defence is Internal Audit, who are responsible for providing independent assurance over the effectiveness of governance, risk management and controls over current, systemic and evolving risks.
▪The legal function provides support to all areas of the Barclays Bank Group and is not formally part of any of the three lines of defence. The Legal function is responsible for the identification of all Legal and Regulatory Risks. Except in relation to the legal advice it provides or procures, it is subject to second line oversight with respect to its own Operational and Conduct Risks, as well as with respect to the Legal and Regulatory Risks to which the Barclays Bank Group is exposed.
Principal risks
The ERMF identifies nine principal risks (see managing risks in the strategic report section) namely: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, conduct risk, reputation risk and legal risk. Note that climate risk was added in January 2022; see page 42 for more information.

Each of the principal risks is overseen by an accountable executive at the Barclays Group level who is responsible for overseeing and/or assigning responsibilities for the framework, policies and standards that set out associated responsibilities and expectations, and detail the related requirements around risk management. In addition, certain risks span across more than one principal risk.
Risk appetite
Risk appetite is defined as the level of risk which the Barclays Bank Group is prepared to accept in carrying out its activities. It provides a basis for ongoing dialogue between management and Board with respect to the Barclays Bank Group’s current and evolving risk profile, allowing strategic and financial decisions to be made on an informed basis.
Risk appetite is approved by the Barclays PLC Board in aggregate and disseminated across legal entities and businesses, including the Barclays Bank Group. The Barclays Bank PLC Board cannot approve a higher risk appetite than that determined by the Barclays PLC Board without the approval of the Barclays PLC Board but may choose to operate at a lower level of risk appetite than that approved by the Barclays PLC Board.
The Barclays Group’s total risk appetite and its allocation to the Barclays Bank Group are supported by limits to enable and control specific exposures and activities that have material concentration risk implications.
Risk Committees
The Barclays Bank Group's various risk committees consider risk matters relevant to their business, and escalate as required to the Barclays Group Risk Committee, whose Chair, in turn, escalates to the Barclays Bank PLC Board Committees and the Barclays Bank PLC Board.

Barclays Bank PLC 2022 Annual Report on Form 20-F	27

Risk review
Risk management
Barclays Bank Group’s risk management strategy
The Barclays Bank PLC Board receives regular information on the risk profile of Barclays Bank Group, and has ultimate responsibility for approval of risk appetite and capital plans, within the parameters set by the Barclays PLC Board. The Barclays Bank PLC Board is also responsible for the adoption of the ERMF.
Further, there are two Board-level committees which oversee the application of the ERMF and review and monitor risk across Barclays Bank PLC. These are: the Barclays Bank PLC Board Risk Committee and the Barclays Bank PLC Board Audit Committee. Additionally, the Barclays Bank PLC Board Remuneration Committee oversees pay practices focusing on aligning pay to sustainable performance:
▪The Barclays Bank PLC Board Risk Committee (BRC): The BRC monitors Barclays Bank Group’s risk profile against the agreed appetite. Where actual performance differs from expectations, the actions taken by management are reviewed to ascertain that the BRC is comfortable with them. The Barclays Bank Group CRO regularly presents a report to the BRC summarising developments in the risk environment and performance trends in the key portfolios. The BRC also reviews certain key risk methodologies, the effectiveness of risk management, and the Barclays Bank Group risk profile, including the material issues affecting each business portfolio and forward risk trends. The BRC also commissions in-depth analyses of significant risk topics, which are presented by the Barclays Bank Group CRO or senior risk managers in the businesses.
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
The Barclays Group CEO works with the Executive Management to embed a strong risk culture within the Barclays Group, with particular regard to the identification, escalation and management of risk matters, in accordance with the ERMF. Specifically, all employees regardless of their positions, functions or locations must play their part in the Barclays Bank Group’s risk management. Employees are required to be familiar with risk management policies which are relevant to their responsibilities, know how to escalate actual or potential risk issues, and have a role-appropriate level of awareness of the risk management process as defined by the ERMF.
Our Code of Conduct – the Barclays Way
Globally, all colleagues must attest to the 'Barclays Way', our Code of Conduct, and comply with all frameworks, policies and standards applicable to their roles. The Code of Conduct outlines the Purpose, Values and Mindset which govern our ‘Barclays Way’ of working across our business globally. It constitutes a reference point covering all aspects of colleagues’ working relationships, and provides guidance on working with other Barclays employees, customers and clients, governments and regulators, business partners, suppliers, competitors and the broader community. See home.barclays/sustainability/esg-resource-hub/statements-and-policy-positions/ for more details.

Barclays Bank PLC 2022 Annual Report on Form 20-F	28

Risk review
Material existing and emerging risks
Material existing and emerging risks to the Barclays Bank Group’s future performance
The Barclays Bank Group has identified a broad range of risks to which its businesses are exposed. Material risks are those to which senior management pay particular attention and which could cause the delivery of the Barclays Bank Group’s strategy, results of operations, financial condition and/or prospects to differ materially from expectations. Emerging risks are those which have unknown components, the impact of which could crystallise over a longer time period. In addition, certain other factors beyond the Barclays Bank Group’s control, including escalation of global conflicts, acts of terrorism, natural disasters, pandemics and similar events, although not detailed below, could have a similar impact on the Barclays Bank Group.
Material existing and emerging risks potentially impacting more than one principal risk
i)Business conditions, general economy and geopolitical issues
The Barclays Bank Group’s operations are subject to changes in global and local economic and market conditions, as well as geopolitical developments, which may have a material impact on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
A deterioration in global or local economic and market conditions may result in (among other things): (i) deteriorating business, consumer or investor confidence and lower levels of investment and productivity growth, which in turn may lead to lower customer and client activity, including lower demand for borrowing; (ii) higher default rates, delinquencies, write-offs and impairment charges as borrowers struggle with their debt commitments; (iii) subdued asset prices, which may impact the value of any collateral held by the Barclays Bank Group and require the Barclays Bank Group and its customers to post additional collateral in order to satisfy margin calls; (iv) mark-to-market losses in trading portfolios resulting from changes in factors such as credit ratings, share prices and solvency of counterparties; and (v) revisions to calculated ECLs leading to increases in impairment allowances. In addition, the Barclays Bank Group’s ability to borrow from other financial institutions or raise funding from external investors may be affected by deteriorating economic conditions and market disruption. Geopolitical events can also cause financial instability and affect economic growth.
In particular:
•Global GDP growth in 2022 was severely hampered by inflationary pressures resulting from: (a) the disruptive legacy of the COVID-19 pandemic on supply chains; (b) restricted labour markets and upward pressure on employment costs; and (c) escalating energy and food prices intensified by the Russian invasion of Ukraine. These pressures have led to the on-going 'cost of living' pressures in much of the world, but particularly in the UK and Europe.
•In response to persistent inflationary pressures, throughout 2022, central banks pursued policies of raising interest rates while also curtailing quantitative easing and in some cases commencing quantitative tightening.
•Both the elevated inflationary environment and higher interest rates are likely to adversely affect economic growth globally in 2023, particularly in developed markets, with the possibility of elevated unemployment as a result, with potentially negative implications for the Barclays Bank Group's performance, including through increased impairment allowances. It remains possible that a resurgence in COVID-19 and/or restrictions on movement imposed locally to combat outbreaks or new strains, could exacerbate the expected slowdown in global economic performance.
•In the UK and Europe, governments responded to escalating energy prices via short term subsidies for consumers and industry, in part funded by windfall taxes on targeted sectors. Revisions to these schemes during 2023 may cause upward pressure on household and corporate finances, which could result in higher impairment charges.
•Trading arrangements between the UK and the European Union (EU), following the UK's exit from the EU, may: (i) raise costs for UK customers trading with the EU and/or otherwise adversely affect their business; and (ii) impact the Barclays Bank Group's EU operations.
•Further, any trading disruption between the EU and the UK may have a significant impact on economic activity in the EU and the UK which, in turn, could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects. Unstable economic conditions could result in (among other things):
◦a deeper recession in the UK and/or one or more member states of the EU in which it operates, with lower growth, higher unemployment and falling property prices, which could lead to increased impairments in relation to a number of the Barclays Bank Group’s portfolios (including, but not limited to, its unsecured lending portfolio (including credit cards) and commercial real estate exposures);
◦increased market volatility (in particular in currencies and interest rates), which could impact the Barclays Bank Group’s trading book positions and affect the underlying value of assets in the banking book and securities held by the Barclays Bank Group for liquidity purposes;
◦a credit rating downgrade for one or more members of the Barclays Bank Group (either directly or indirectly as a result of a downgrade in the UK sovereign credit ratings), which could significantly increase the Barclays Bank Group’s cost of funding and/or reduce its access to funding, widen credit spreads and materially adversely affect the Barclays Bank Group’s interest margins and liquidity position; and/or
◦a widening of credit spreads more generally or reduced investor appetite for the Barclays Bank Group’s debt securities, which could negatively impact the Barclays Bank Group’s cost of and/or access to funding.
•A significant proportion of the Barclays Bank Group's portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. The possibility of significant changes in US policy in certain sectors (including trade, healthcare and commodities) may have an impact on the Barclays Bank Group’s associated portfolios. Stress in the US economy, weakening GDP and the associated exchange rate fluctuations, heightened trade tensions (such as between the US and China), and increased interest rates (particularly if accompanied by rise in unemployment) could lead to increased levels of impairment, which may have a material adverse effect on the Barclays Bank Group's results of operations and profitability.

Barclays Bank PLC 2022 Annual Report on Form 20-F	29

Risk review
Material existing and emerging risks
•An escalation in geopolitical tensions or increased use of protectionist measures (such as the US and China implementing reciprocal trade tariffs) may have a material adverse effect on the Barclays Bank Group’s business in the affected regions.
•In China the level of debt, particularly in the property sector, remains a concern, given the high level of leverage and despite government and regulatory action. The rapid unwinding of “zero COVID-19” policies may initially result in economic slowdown should large numbers of the population catch COVID-19. Longer term, the shift away from market based reforms towards state led initiatives to increase self-sufficiency and economic security, with potentially negative implications for world trade.
•Higher US interest rates and slowing demand for natural resources could cause economic deterioration in emerging markets, with a material adverse effect on the Barclays Bank Group's results from operations if these stresses lead to higher impairment charges from a deterioration in sovereign or corporate creditworthiness.

ii)Risks relating to the impact of COVID-19
The COVID-19 pandemic has had a material adverse impact on businesses around the world and the economic and social environments in which they operate. Consequently there are a number of factors associated with the COVID-19 pandemic and its impact on global economies that have had and could continue to have a material adverse effect on the profitability, capital and liquidity of the Barclays Bank Group.
The COVID-19 pandemic caused disruption to the Barclays Bank Group's customers, suppliers and staff globally. Most jurisdictions in which the Barclays Bank Group operates implemented severe restrictions on the movement of their respective populations, with a resultant significant impact on economic activity. It remains unclear how the COVID-19 pandemic will evolve through 2023 and the risks from further waves, new strains and/or vaccines proving ineffective cannot be ruled out and could result in the re-introduction of, or additional, restrictions placed on local populations. The Barclays Bank Group continues to monitor the situation.
Macroeconomic expectations are that the effects of the COVID-19 pandemic will be long lasting with the level and speed of economic recovery still uncertain. To the extent that the residual impacts of the COVID-19 pandemic continue to adversely affect the global economy and/or the Barclays Bank Group, it may also have the effect of increasing the likelihood and/or magnitude of other risks described herein or may pose other risks which are not presently known to the Barclays Bank Group or not currently expected to be significant to the Barclays Bank Group’s profitability, capital and liquidity.
Further waves or new strains of COVID-19 could impact the Barclays Bank Group's ability to conduct business in the jurisdictions in which it operates through disruptions to infrastructure and supply chains, business processes and technology services provided by third parties, and unavailability of staff due to illness. These interruptions to business may be detrimental to customers (who may seek reimbursement from the Barclays Bank Group for costs and losses incurred as a result of such interruptions), and result in potential litigation costs (including regulatory fines, penalties and other sanctions), as well as reputational damage.
Changes in macroeconomic variables such as gross domestic product (GDP) and unemployment have a significant impact on the modelling of expected credit losses (ECLs) by the Barclays Bank Group. The economic environment remains uncertain and future impairment charges may be subject to additional volatility (including from changes to macroeconomic variable forecasts) caused by further waves or new strains of the COVID-19 pandemic and related containment measures and the continued efficacy of vaccines and/or boosters, as well as the longer term effectiveness of central bank, government and other support measures. For further details on macroeconomic variables used in the calculation of ECLs, refer to the credit risk performance section.
Any and all such events mentioned above could have a material adverse effect on the Barclays Bank Group's business, results of operations, financial condition, prospects, liquidity, capital position and credit ratings (including potential credit rating agency changes of outlooks or ratings), as well as on the Barclays Bank Group's customers, employees and suppliers.
iii)The impact of interest rate changes on the Barclays Bank Group’s profitability
Changes to interest rates are significant for the Barclays Bank Group, especially given the uncertainty as to the size and frequency of such changes, particularly in the Barclays Bank Group’s main markets of the UK, the US and the EU.
Interest rate rises result in higher funding costs but could positively impact the Barclays Bank Group’s profitability as retail and corporate business net interest income increases due to margin decompression, as observed for the interest rate rises in 2022. However, increases in interest rates, if larger or more frequent than expected, could lead to generally weaker than expected growth, reduced business confidence and higher unemployment. This, combined with the impact interest rate rises may have on the affordability of loan arrangements for borrowers (especially when combined with inflationary pressures), could cause stress in the lending portfolio and underwriting activity of the Barclays Bank Group with resultant higher credit losses driving an increased impairment charge which would most notably impact retail unsecured portfolios and wholesale non-investment grade lending and could have a material effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
Interest rate cuts may affect, and put pressure on, the Barclays Bank Group’s net interest margins (the difference between its lending income and borrowing costs) and could adversely affect the profitability and prospects of the Barclays Bank Group.
In addition, changes in interest rates could have an adverse impact on the value of the securities held in the Barclays Bank Group’s liquid asset portfolio. Consequently, this could create more volatility than expected through the Barclays Bank Group’s Fair Value through Other Comprehensive Income (FVOCI) reserve and could adversely affect the profitability and prospects of the Barclays Bank Group.
iv)Competition in the banking and financial services industry
The Barclays Bank Group operates in a highly competitive environment in which it must evolve and adapt to significant changes as a result of regulatory reform, technological advances, increased public scrutiny and prevailing economic conditions. The Barclays Bank Group expects that competition in the financial services industry will continue to be intense and may have a material adverse effect on the Barclays Bank Group’s future business, results of operations, financial condition and prospects.
New competitors in the financial services industry continue to emerge. Technological advances and the growth of e-commerce have made it possible for non-banks to offer products and services that traditionally were banking products such as electronic securities trading, payments processing and

Barclays Bank PLC 2022 Annual Report on Form 20-F	30

Risk review
Material existing and emerging risks
online automated algorithmic-based investment advice. Furthermore, payments processing and other services could be significantly disrupted by technologies, such as blockchain (used in cryptocurrency systems) and 'buy now pay later' lending, both of which are currently subject to lower levels of regulatory oversight. Furthermore, the introduction of Central Bank Digital Currencies could potentially have significant impact on the banking system and the role of commercial banks within it by disrupting the current provision of banking products and services. This disruption could allow new competitors, some previously hindered by banking regulation (such as FinTechs), to provide customers with access to banking facilities and increase disintermediation of banking services.
New technologies and changing consumer behaviour have required and could require the Barclays Bank Group to incur additional cost to modify or adapt its products or make additional capital investments in its businesses to attract and retain clients and customers or to match products and services offered by its competitors, including technology companies.
Ongoing or increased competition and/or disintermediation of banking services may put pressure on the pricing of the Barclays Bank Group’s products and services, which could reduce the Barclays Bank Group's revenues and profitability, or may cause the Barclays Bank Group to lose market share, particularly with respect to traditional banking products such as deposits, bank accounts and mortgage lending. This competition may be on the basis of quality and variety of products and services offered, transaction execution, innovation, reputation and/or price. These factors may be exacerbated by further industry wide initiatives to address access to banking. The failure of any of the Barclays Bank Group’s businesses to meet the expectations of clients and customers, whether due to general market conditions, underperformance, a decision not to offer a particular product or service, branch closures, changes in client and customer expectations or other factors, could affect the Barclays Bank Group’s ability to attract or retain clients and customers. Any such impact could, in turn, reduce the Barclays Bank Group’s revenues.
v)Regulatory change agenda and impact on business model
The Barclays Bank Group’s businesses are subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK, the US, the EU and the other markets in which it operates. Many regulatory changes relevant to the Barclays Bank Group’s business may have an effect beyond the country in which they are enacted, either because the Barclays Bank Group’s regulators deliberately enact regulation with extra-territorial impact or its global operations mean that the Barclays Bank Group is obliged to give effect to local laws and regulations on a wider basis.
In recent years, regulators and governments have focused on reforming both the prudential regulation of the financial services industry and the ways in which the business of financial services is conducted. Measures taken include enhanced capital, liquidity and funding requirements, the separation or prohibition of certain activities by banks, changes in the operation of capital markets activities, the introduction of tax levies and transaction taxes, changes in compensation practices and more detailed requirements on how business is conducted. The governments and regulators in the UK, the US, the EU or elsewhere may intervene further in relation to areas of industry risk already identified, or in new areas, which could adversely affect the Barclays Bank Group.
Current and anticipated areas of particular focus for the Barclays Bank Group’s regulators, where regulatory changes could have a material effect on the Barclays Bank Group’s business, financial condition, results of operations, prospects, capital position, and reputation, include, but are not limited to:
▪the increasing focus by regulators, international bodies, organisations and unions on how institutions conduct business, particularly with regard to ensuring the orderly and transparent operation of global financial markets;
▪the implementation of any conduct measures as a result of regulators’ focus on organisational culture, employee behaviour and whistleblowing;
▪the demise of certain benchmark interest rates and the transition to new risk-free reference rates (as discussed further under ‘vi) Impact of benchmark interest rate reforms on the Barclays Bank Group’ below);
▪reviews of regulatory frameworks applicable to the wholesale financial markets, including reforms and other changes to conduct of business, listing, securitisation and derivatives related requirements;
▪the focus globally on technology adoption and digital delivery, underpinned by customer protection, including the use of artificial intelligence and digital assets (data, identity and disclosures), financial technology risks, payments and related infrastructure, operational resilience, virtual currencies (including central bank digital currencies and global stable coins) and cybersecurity. This also includes the introduction of new and/or enhanced regulatory standards in these areas;
▪increasing regulatory expectations of firms around governance and risk management frameworks, particularly for management of climate change, diversity and inclusion and other ESG risks and enhanced ESG disclosure and reporting obligations;
▪the continued evolution of the UK’s regulatory framework following the UK's withdrawal from the EU, including in light of the UK financial services regulatory reform agenda announced in December 2022 and the proposals in the Financial Services and Markets Bill, and similarly regarding the access of UK and other non-EU financial institutions to EU markets;
▪the implementation of the reforms to the Basel III package, which includes changes to the RWA approaches to credit risk, market risk, counterparty risk, operational risk, and credit valuation adjustments and the application of RWA floors and the leverage ratio;
▪the implementation of more stringent capital, liquidity and funding requirements;
▪the ongoing regulatory response to the COVID-19 pandemic and its implications for banks’ credit risk management and provisioning processes, capital adequacy and liquidity;
▪the incorporation of climate change within the global prudential framework, including the transition risks resulting from a shift to a low carbon economy and its financial effects;
▪increasing requirements to detail management accountability within the Barclays Bank Group (for example, the requirements of the Senior Managers and Certification Regime in the UK and similar regimes elsewhere that are either in effect or under consideration/implementation), as well as requirements relating to executive remuneration;

Barclays Bank PLC 2022 Annual Report on Form 20-F	31

Risk review
Material existing and emerging risks
▪changes in national or supra-national requirements regarding the ability to offshore or outsource the provision of services and resources or transfer material risk to financial services companies located in other countries, which impact the Barclays Bank Group’s ability to implement globally consistent and efficient operating models;
▪financial crime, fraud and market abuse standards and increasing expectations for related control frameworks, to ensure firms are adapting to new threats such as those arising from the COVID-19 pandemic, and are protecting customers from cyber-enabled crime;
▪the application and enforcement of economic sanctions including those with extra-territorial effect and those arising from geopolitical tensions;
▪requirements flowing from arrangements for the resolution strategy of the Barclays Group and its individual operating entities (including the Barclays Bank Group) that may have different effects in different countries;
▪the increasing regulatory expectations and requirements relating to various aspects of operational resilience, including an increasing focus on the response of institutions to operational disruptions;
▪continuing regulatory focus on data privacy, including the collection and use of personal data, and protection against loss and unauthorised or improper access;
▪the regulatory focus on policies and procedures for identifying and managing cybersecurity risks, cybersecurity governance and the corresponding disclosure and reporting obligations; and
▪continuing regulatory focus on the effectiveness of internal controls and risk management frameworks, as evidenced in regulatory fines and other measures imposed against the Barclays Bank Group and other financial institutions.
For further details on the regulatory supervision of, and regulations applicable to, the Barclays Bank Group, refer to the Supervision and regulation section.
vi)Impact of benchmark interest rate reforms on the Barclays Bank Group
Global regulators and central banks in the UK, the US and the EU have driven international efforts to reform key benchmark interest rates and indices, such as the London Interbank Offered Rate (LIBOR), used to determine the amounts payable under a wide range of transactions and make them more reliable and robust. These benchmark reforms have resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of alternative risk-free reference rates (RFRs), the discontinuation of certain reference rates (including LIBOR), and the introduction of implementing legislation and regulations. Specifically, certain LIBOR tenors either ceased at the end of 2021 or became permanently unrepresentative. Furthermore, certain US dollar LIBOR tenors are to cease by the end of June 2023, and restrictions have been imposed on new use of US dollar LIBOR. Notwithstanding these developments, given the unpredictable consequences of benchmark reform, any of these developments could have an adverse impact on market participants, including the Barclays Bank Group, in respect of any financial instruments linked to, or referencing, any of these benchmark interest rates.
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
▪Litigation risk: members of the Barclays Bank Group may face legal proceedings, regulatory investigations and/or other actions or proceedings regarding (among other things): (i) the conduct risks identified above, (ii) the interpretation and enforceability of provisions in LIBOR-based contracts and securities, and (iii) the Barclays Bank Group’s preparation and readiness for the replacement of LIBOR with alternative RFRs.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	32

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

Barclays Bank PLC 2022 Annual Report on Form 20-F	33

Risk review
Material existing and emerging risks
Material existing and emerging risks impacting individual principal risks
i)Climate risk
The risks associated with climate change are subject to rapidly increasing societal, regulatory and political focus, both in the EU and internationally. In line with regulatory expectations and requirements, the Barclays Bank Group has embedded climate risk within the Enterprise Risk Management Framework (ERMF), to address the financial and operational risks resulting from both: (i) the physical risk of climate change; and (ii) the risk from the transition to a low-carbon economy. Climate risk is considered to be a driver of financial and operating risks.
Physical risks from climate change arise from a number of factors and relate to specific weather events (acute) and longer-term shifts in the climate (chronic). The nature and timing of acute weather events are uncertain but they are increasing in frequency and in the potential severity of economic impact. The potential impact on the economy includes, but is not limited to, lower GDP growth, higher unemployment, shortage of raw materials and products due to supply chain disruptions and significant changes in asset prices and profitability of industries. Damage to properties and operations of borrowers could decrease production capacity, increase operating costs, impair asset values and the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in the Barclays Bank Group’s portfolios. In addition, the Barclays Bank Group’s premises and resilience may also suffer physical damage due to weather events leading to increased costs for the Barclays Bank Group.
As the economy transitions to a low-carbon economy, financial institutions such as the Barclays Bank Group may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities the Barclays Bank Group undertakes, as well as the risks associated with its lending portfolios, and the value of the Barclays Bank Group’s financial assets. As new policies and regulations are enforced, market sentiment and societal preferences change and new technologies emerge, this may result in increased costs and reduced demand of product and services of a company, early retirement and impairment of assets, decreased revenue and profitability for Barclays customers. This in turn may impact creditworthiness of customers and their ability to repay loans. Additionally, the Barclays Bank Group may face greater scrutiny of the type of business it conducts, adverse media coverage and reputational damage, which may in turn impact customer demand for the Barclays Bank Group's products, returns on certain business activities and the value of certain assets and trading positions resulting in impairment charges.
Furthermore, the impacts of physical and transition climate risks can lead to second order connected risks, which have the potential to affect the Barclays Bank Group’s retail and wholesale portfolios. The impacts of climate change may increase losses for those sectors sensitive to the effects of physical and transition risks. Any subsequent increase in defaults and rising unemployment could create recessionary pressures, which may lead to wider deterioration in the creditworthiness of the Barclays Bank Group’s clients, higher expected credit losses (ECLs), and increased charge-offs and defaults among retail customers.
In January 2022, climate risk became one of the principal risks within the Barclays Bank Group’s ERMF. Failure to adequately embed the financial and operational risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or failure to adapt the Barclays Bank Group's strategy and business model to the changing regulatory requirements and market expectations on a timely basis, may have a material and adverse impact on the Barclays Bank Group’s level of business growth, competitiveness, profitability, capital requirements, cost of funding, and financial condition.
In March 2020, the Barclays Group announced its ambition to become a net zero bank by 2050 and its commitment to align all of its financing activities with the goals and timelines of the Paris Agreement. In order to reach these ambitions and targets or any other climate-related ambitions or targets the Barclays Group may commit to in future, the Barclays Bank Group will need to incorporate climate considerations into its strategy, business model, the products and services it provides to customers and its financial and non-financial risk management processes (including processes to measure and manage the various financial and non-financial risks the Barclays Bank Group faces as a result of climate change). The Barclays Bank Group also needs to ensure that its strategy and business model adapt to changing national and international standards, industry and scientific practices, regulatory requirements and market expectations regarding climate change, which remain under continuous development. There can be no assurance that these standards, practices, requirements and expectations will not change in a manner that substantially increases the cost or effort for the Barclays Bank Group to achieve such ambitions and targets. In addition, the Barclays Group’s ambitions and targets may prove more challenging to achieve due to changing circumstances and external factors which are beyond our control, including geopolitical issues, energy security, energy poverty and other considerations such as just transition to a low carbon economy. This may be exacerbated if the Barclays Group chooses or is required to accelerate its climate-related ambitions or targets as a result of UK or international regulatory developments or stakeholder expectations.
Achieving the Barclays Group’s climate-related ambitions and targets will also depend on a number of factors outside the Barclays Bank Group’s control, including reliable forecast of hazards from the physical climate models, availability of data and models to measure and assess the climate impact of the Barclays Bank Group’s customers, advancements of low-carbon technologies and supportive public policies in the markets where the Barclays Bank Group operates. If these external factors and other changes do not occur, or do not occur on a timely basis, the Barclays Group may fail to achieve its climate-related ambitions and targets and this could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition, prospects and reputation.
For further details on the Barclays Bank Group’s approach to climate change, refer to the climate change risk management section.
ii.Credit risk
Credit risk is the risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to members of the Barclays Bank Group, including the whole and timely payment of principal, interest, collateral and other receivables. Credit risk is impacted by a number of factors outside the Barclays Bank Group’s control, including wider economic conditions.
a)Impairment
Impairment is calculated in line with the requirements of IFRS 9 which results in recognition of loss allowances, based on ECLs, on a forward-looking basis using a broad scope of financial metrics. Measurement involves complex judgement and impairment charges are potentially volatile and may not successfully predict actual credit losses, particularly under stressed conditions. Any failure by the Barclays Bank Group to accurately estimate credit losses through ECLs could have a material adverse effect on the Barclays Bank Group's business, results of operations, financial condition and prospects.
For further details, refer to Note 8.

Barclays Bank PLC 2022 Annual Report on Form 20-F	34

Risk review
Material existing and emerging risks
b)Specific portfolios, sectors and concentrations
The Barclays Bank Group is subject to risks arising from changes in credit quality and recovery rates for loans and advances due from borrowers and counterparties and is subject to a concentration of those risks where the Barclays Bank Group has significant exposures to borrowers and counterparties in specific sectors, or to particular types of borrowers and counterparties. Any deterioration in the credit quality of such borrowers and counterparties could lead to lower recoverability from loans and advances and higher impairment charges. Accordingly, any of the following areas of uncertainty could have a material adverse impact on the Barclays Bank Group’s business, results of operations, financial condition and prospects:
▪Consumer affordability: remains a key area of focus, particularly in unsecured lending, as the 'cost of living' pressures grow. Macroeconomic factors, such as unemployment, higher interest rates or broader inflationary pressures, that impact a customer’s ability to service debt payments could lead to increased arrears in both unsecured and secured products. The Barclays Bank Group is exposed to the adverse credit performance of unsecured products, particularly in the US through its US Cards business.
▪UK retail, hospitality and leisure: falling demand, rising costs and, for UK retail, a structural shift to online shopping, continue to pressurise sectors heavily reliant on consumer discretionary spending. Such sectors may also be adversely impacted by cost of living pressures and other macroeconomic factors which affect consumers. This represents a potential risk in the Barclays Bank Group’s UK corporate portfolio as a higher probability of default exists for retailers, hospitality providers and their landlords while these pressures remain.
▪UK real estate market: the Barclays Bank Group’s corporate exposure is vulnerable to a deteriorating economic environment and (for offices in particular) post COVID-19 pandemic structural shifts, such as the normalisation of remote working. Landlords serving discretionary consumer spending sector tenants are also at risk from reduced rent collection. The Barclays Bank Group remains at risk of increased impairment from a material fall in property prices. In addition, small segments of the housing market could be subject to specific valuation impacts such as requirements to remediate issues related to fire safety standards.
▪Leveraged finance underwriting: the Barclays Bank Group takes on non-investment grade underwriting exposure, including single name risk, particularly in the US and the UK. The Barclays Bank Group is exposed to credit events and market volatility during the underwriting period, which may result in losses for the Barclays Bank Group, or increased capital requirements should there be a need to hold the exposure for an extended period.
▪Italian mortgage and wholesale exposure: Barclays Bank Group is exposed to a decline in the Italian economic environment through a mortgage portfolio in run-off and positions to wholesale customers. During 2022 Italian economic growth has been severely impacted by high energy costs, inflation and rising interest rates, making it more difficult for the new administration to manage the high level of public debt. Failure by the government to meet the EU's requirements could put at risk further payments from the EU's €750bn post-pandemic recovery fund, potentially delaying economic recovery which, in turn, could materially adversely affect the Barclays Bank Group’s results of operations including, but not limited to, increased credit losses and higher impairment charges.
▪Oil & Gas sector: High market energy prices during 2022 have helped restore balance sheet strength to companies operating in this sector. However, in the longer term, costs associated with the transition towards renewable sources of energy may place greater financial demands on oil and gas companies.
▪Air travel: the sector struggled to resource for the recovery in lower margin (tourist) demand for air travel evidenced in 2022 (after the drop in demand during the pandemic), and to adjust to the structural decline in higher margin business travel. While this transition plays out, there remains a heightened risk to the revenue streams of the Barclays Bank Group’s clients and, consequentially, their ability to service debt obligations. Increasing concerns about the impact of air travel on climate change will also influence consumer behaviour, representing additional risks for the sector.
The Barclays Bank Group also has large individual exposures to single name counterparties (such as brokers, central clearing houses, dealers, banks, mutual and hedge funds and other institutional clients) both in its lending and trading activities, including derivative trades. The default of one such counterparty could cause contagion across clients involved in similar activities and/or adversely impact asset values should margin calls necessitate rapid asset disposals by that counterparty to raise liquidity. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be monetised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Barclays Bank Group’s results due to, for example, increased credit losses and higher impairment charges.
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
Economic and financial market uncertainties remain elevated, driven by elevated inflation and tightening monetary policy, both of which are exacerbated by the Russian invasion of Ukraine and supply-chain disruptions caused by the COVID-19 pandemic. A disruptive adjustment to higher interest rate levels and deteriorating trade and geopolitical tensions could heighten market risks for the Barclays Bank Group’s portfolios.
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
Changes in market conditions could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
For further details on the Barclays Bank Group’s approach to market risk, refer to the market risk management and market risk performance sections.

Barclays Bank PLC 2022 Annual Report on Form 20-F	35

Risk review
Material existing and emerging risks
iv)Treasury and capital risk
There are three primary types of treasury and capital risk faced by the Barclays Bank Group:
a)Liquidity risk
Liquidity risk is the risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. This could cause the Barclays Bank Group to fail to meet regulatory and/or internal liquidity requirements, make repayments of principal or interest as they fall due or support day-to-day business activities. Key liquidity risks that the Barclays Bank Group faces include:
▪Stability of the Barclays Bank Group’s deposit funding profile: deposits which are payable on demand or at short notice could be adversely affected by the Barclays Bank Group failing to preserve the current level of customer and investor confidence or as a result of competition in the banking industry.
▪Ongoing access to wholesale funding: the Barclays Bank Group regularly accesses the money and capital markets to provide short-term and long-term unsecured and secured funding to support its operations. A loss of counterparty confidence, or adverse market conditions (such as the recent rises in interest rates) could lead to a reduction in the tenor, or an increase in the costs, of the Barclays Bank Group's unsecured and secured wholesale funding or affect the Barclays Bank Group’s access to such funding.
▪Impacts of market volatility: adverse market conditions, with increased volatility in asset prices could: (i) negatively impact the Barclays Bank Group’s liquidity position through increased derivative margin requirements and/or wider haircuts when monetising liquidity pool securities; and (ii) make it more difficult for the Barclays Bank Group to execute secured financing transactions.
▪Intraday liquidity usage: increased collateral requirements for payments and securities settlement systems could negatively impact the Barclays Bank Group’s liquidity position, as cash and liquid assets required for intraday purposes are unavailable to meet other outflows.
▪Off-balance sheet commitments: deterioration in economic and market conditions could cause customers to draw on off-balance sheet commitments provided to them, for example, revolving credit facilities, negatively affecting the Barclays Bank Group's liquidity position.
▪Credit rating changes and impact on funding costs: any reductions in a credit rating (in particular, any downgrade below investment grade) may affect the Barclays Bank Group’s access to the money or capital markets and/or terms on which the Barclays Bank Group is able to obtain market funding (for example, this could lead to increased costs of funding and wider credit spreads, the triggering of additional collateral or other requirements in derivative contracts and other secured funding arrangements, or limits on the range of counterparties who are willing to enter into transactions with the Barclays Bank Group).
b)Capital risk
Capital risk is the risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments and stressed conditions (both actual and as defined for internal planning or regulatory stress testing purposes). This also includes the risk from the Barclays Bank Group’s pension plans. Key capital risks that the Barclays Bank Group faces include:
▪Failure to meet prudential capital requirements: this could lead to the Barclays Bank Group being unable to support some or all of its business activities, a failure to pass regulatory stress tests, increased cost of funding due to deterioration in investor appetite or credit ratings, restrictions on distributions and/or the need to take additional measures to strengthen the Barclays Bank Group's capital or leverage position.
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
▪Adverse movements in the pension fund: adverse movements in pension assets and liabilities for defined benefit pension schemes could result in deficits on a technical provision and/or IAS 19 accounting basis. This could lead to the Barclays Bank Group making substantial additional contributions to its pension plans and/or a deterioration in its capital position. The market value of pension fund assets might decline; or investment returns might reduce. Under IAS 19, the liabilities discount rate is derived from the yields of high quality corporate bonds. Therefore, the valuation of the Barclays Bank Group’s defined benefits schemes would be adversely affected by a prolonged fall in the discount rate due to a persistent low interest rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund as the liabilities are adversely impacted by an increase in long-term inflation expectations.
c)Interest rate risk in the banking book
Interest rate risk in the banking book is the risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities. The Barclays Bank Group’s hedging programmes for interest rate risk in the banking book rely on behavioural assumptions and, as a result, the effectiveness of the hedging strategy cannot be guaranteed. A potential mismatch in the balance or duration of the hedging assumptions could lead to earnings deterioration if there are interest rate movements which are not adequately hedged. A decline in interest rates may also compress net interest margin on retail and corporate portfolios. In addition, the Barclays Bank Group’s liquid asset portfolio is exposed to potential capital and/or income volatility due to movements in market rates and prices which may have a material adverse effect on the capital position of the Barclays Bank Group.
For further details on the Barclays Bank Group’s approach to treasury and capital risk, refer to the treasury and capital risk management and treasury and capital risk performance sections.

Barclays Bank PLC 2022 Annual Report on Form 20-F	36

Risk review
Material existing and emerging risks
v)Operational risk
Operational risk is the risk of loss to the Barclays Bank Group from inadequate or failed processes or systems, human factors or due to external events where the root cause is not due to credit or market risks. Examples include:
a)Operational resilience
The Barclays Bank Group functions in a highly competitive market, with customers and clients that expect consistent and smooth business processes. The loss of or disruption to business processing is a material inherent risk within the Barclays Bank Group and across the financial services industry, whether arising through failures in the Barclays Bank Group’s technology systems or availability of personnel or services supplied by third parties. Failure to build resilience and recovery capabilities into business processes or into the services on which the Barclays Bank Group’s business processes depend, may result in significant customer detriment, costs to reimburse losses incurred by the Barclays Bank Group’s customers, and reputational damage.
b)Cyberattacks
Cyberattacks continue to be a global threat that is inherent across all industries, with the number and severity of attacks continuing to rise. The financial sector remains a primary target for cybercriminals, hostile nation states, opportunists and hacktivists. The Barclays Bank Group, like other financial institutions, experiences numerous attempts to compromise its cybersecurity protections.

The Barclays Bank Group dedicates significant resources to reducing cybersecurity risks, but it cannot provide absolute security against cyberattacks. Malicious actors are increasingly sophisticated in their methods, tactics, techniques, and procedures, seeking to steal money, gain unauthorised access to, destroy or manipulate data, and disrupt operations, and some of their attacks may not be recognised or discovered until launched or after initial entry into the environment, such as novel or zero-day attacks that are launched before patches are available and defences can be readied. Malicious actors are also increasingly developing methods to avoid prevention, detection and alerting capabilities, including employing counter-forensic tactics making response activities more difficult. Cyberattacks can originate from a wide variety of sources and target the Barclays Bank Group in numerous ways, including attacks on networks, systems, applications or devices used by the Barclays Bank Group or parties such as service providers and other suppliers, counterparties, employees, contractors, customers or clients, presenting the Barclays Bank Group with a vast and complex defence perimeter. Moreover, the Barclays Bank Group does not have direct control over the cybersecurity of the systems of its clients, customers, counterparties and third-party service providers and suppliers, limiting the Barclays Bank Group’s ability to effectively protect and defend against certain threats. Some of the Barclays Bank Group’s third-party service providers and suppliers have experienced successful attempts to compromise their cybersecurity. These included ransomware attacks that disrupted the service providers’ or suppliers’ operations and, in some cases, had an impact on the Barclays Bank Group’s operations. Such cyberattacks are likely to continue.
A failure in the Barclays Bank Group’s adherence to its cybersecurity policies, procedures or controls, employee malfeasance, and human, governance or technological error could also compromise the Barclays Bank Group’s ability to successfully prevent and defend against cyberattacks. Furthermore, certain legacy technologies that are at or approaching end-of-life may not be able to maintain acceptable levels of security. The Barclays Bank Group has experienced cybersecurity incidents and near-misses in the past, and it is inevitable that additional incidents will occur in the future. Cybersecurity risks are expected to increase, due to factors such as the increasing demand across the industry and customer expectations for continued expansion of services delivered over the Internet; increasing reliance on Internet-based products, applications and data storage; and changes in ways of working by the Barclays Bank Group’s employees, contractors, and third party service providers and suppliers and their subcontractors as a long-term consequence of the COVID-19 pandemic. Bad actors have taken advantage of remote working practices and modified customer behaviours, exploiting the situation in novel ways that may elude defences. Additionally, geopolitical turmoil may serve to increase the risk of a cyberattack that could impact Barclays directly, or indirectly through its critical suppliers or national infrastructure. In 2022, the Barclays Bank Group faced a heightened risk of cyberattack as a result of the Russian invasion of Ukraine.

Common types of cyberattacks include deployment of malware to obtain covert access to systems and data; ransomware attacks that render systems and data unavailable through encryption and attempts to leverage business interruption or stolen data for extortion; novel or zero-day exploits; denial of service and distributed denial of service (DDoS) attacks; infiltration via business email compromise; social engineering, including phishing, vishing and smishing; automated attacks using botnets; third-party customer, vendor, service provider and supplier account take-over; malicious activity facilitated by an insider; and credential validation or stuffing attacks using login and password pairs from unrelated breaches. A successful cyberattack of any type has the potential to cause serious harm to the Barclays Bank Group or its clients and customers, including exposure to potential contractual liability, claims, litigation, regulatory or other government action, loss of existing or potential customers, damage to the Barclays Bank Group’s brand and reputation, and other financial loss. The impact of a successful cyberattack also is likely to include operational consequences (such as unavailability of services, networks, systems, devices or data) remediation of which could come at significant cost.
Regulators worldwide continue to recognise cybersecurity as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience to, cyberattacks. A successful cyberattack may, therefore, result in significant regulatory fines on the Barclays Bank Group. In addition, any new regulatory measures introduced to mitigate these risks are likely to result in increased technology and compliance costs for the Barclays Bank Group.
For further details on the Barclays Bank Group’s approach to cyberattacks, see the operational risk performance section. For further details on cybersecurity regulation applicable to the Barclays Bank Group, refer to the Supervision and regulation section.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	37

Risk review
Material existing and emerging risks
Introducing new forms of technology, however, has the potential to increase inherent risk. Failure to evaluate, actively manage and closely monitor risk during all phases of business development and implementation could introduce new vulnerabilities and security flaws and have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
d)External fraud
The nature of fraud is wide-ranging and continues to evolve, as criminals seek opportunities to target the Barclays Bank Group’s business activities and exploit changes in customer behaviour and product and channel use (such as the increased use of digital products and enhanced online services) or exploit new products. Fraud attacks can be very sophisticated and are often orchestrated by organised crime groups who use various techniques to target customers and clients directly to obtain confidential or personal information that can be used to commit fraud. The impact from fraud can lead to customer detriment, financial losses (including the reimbursement of losses incurred by customers), loss of business, missed business opportunities and reputational damage, all of which could have a material adverse impact on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
e)Data management and information protection
The Barclays Bank Group holds and processes large volumes of data, including personal information, financial data and other confidential information, and the Barclays Bank Group’s businesses are subject to complex and evolving laws and regulations governing the privacy and protection of data , including Regulation (EU) 2016/679 (General Data Protection Regulation as it applies in the EU and the UK). This data could relate to: (i) the Barclays Bank Group’s clients, customers, prospective clients and customers, and their employees; (ii) clients and customers of the Barclays Bank Group’s clients and customers, and their employees; (iii) the Barclays Bank Group’s suppliers, counterparties and other external parties, and their employees; and (iv) the Barclays Bank Group’s employees and prospective employees.
The international nature of both the Barclays Bank Group’s business and its IT infrastructure also means that data and personal information may be available in countries other than those from where the information originated. Accordingly, the Barclays Bank Group must ensure that its collection, use, transfer and storage of data, including personal information complies with all applicable laws and regulations in all relevant jurisdictions, which could: (i) increase the Barclays Bank Group’s compliance and operating costs; (ii) impact the development of new products or services, or the offering of existing products or services; (iii) affect how products and services are offered to clients and customers; (iv) demand significant oversight by the Barclays Bank Group’s management; and (v) require the Barclays Bank Group to review some elements of the structure of its businesses, operations and systems in less efficient ways.
Concerns regarding the effectiveness of the Barclays Bank Group’s measures to safeguard data, including personal information, or even the perception that those measures are inadequate, could expose the Barclays Bank Group to the risk of loss or unavailability of data or data integrity issues and/or cause the Barclays Bank Group to lose existing or potential clients and customers, and thereby reduce the Barclays Bank Group’s revenues. Furthermore, any failure or perceived failure by the Barclays Bank Group to comply with applicable privacy or data protection laws and regulations may subject it to potential contractual liability, claims, litigation, regulatory or other government action (including significant regulatory fines) and require changes to certain operations or practices which could also inhibit the Barclays Bank Group’s development or marketing of certain products or services, or increase the costs of offering them to customers. Any of these events could damage the Barclays Bank Group’s reputation, subject the Barclays Bank Group to material fines or other monetary penalties, make the Barclays Bank Group liable to the payment of compensatory damages, divert management's time and attention, lead to enhanced regulatory oversight and otherwise materially adversely affect its business, results of operations, financial condition and prospects.
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
h)Supplier exposure
The Barclays Bank Group depends on suppliers for the provision of many of its services and the development of technology. Whilst the Barclays Bank Group depends on suppliers, it remains fully accountable to its customers and clients for risks arising from the actions of suppliers and may not be able to recover from its suppliers any amounts paid to customers and clients for losses suffered by them. The dependency on suppliers and sub-contracting of outsourced services introduces concentration risk where the failure of specific suppliers could have an impact on the Barclays Bank Group’s ability to

Barclays Bank PLC 2022 Annual Report on Form 20-F	38

Risk review
Material existing and emerging risks
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
j)Tax risk
The Barclays Bank Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. There is a risk that the Barclays Bank Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice (including where the Barclays Bank Group’s interpretation of such laws differs from the interpretation of tax authorities), or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of the Barclays Bank Group. In addition, the introduction of new international tax regimes, increasing tax authority focus on reporting and disclosure requirements around the world as well as the digitisation of the administration of tax have the potential to increase the Barclays Bank Group’s tax compliance obligations further. The OECD and G20 Inclusive Framework on Base Erosion and Profit Shifting has announced plans to introduce a global minimum tax from 2023. UK legislation to implement these rules is expected to apply to the Barclays Bank Group from 1 January 2024 which will increase the Barclays Bank Group’s tax compliance obligations. In addition, the US enacted the Inflation Reduction Act in August 2022 which introduced a corporate alternative minimum tax on adjusted financial statement income effective from 1 January 2023. These new tax regimes may require systems and process changes. Any systems and process changes introduce additional operational risk.
k)Ability to hire and retain appropriately qualified employees
As a regulated financial institution, the Barclays Bank Group requires diversified and specialist skilled colleagues. The Barclays Bank Group’s ability to attract, develop and retain a diverse mix of talent is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors, such as macroeconomic factors, labour and immigration policy in the jurisdictions in which the Barclays Bank Group operates, industry-wide headcount reductions in particular sectors, regulatory limits on compensation for senior executives and the potential effects on employee engagement and wellbeing from long-term periods of working remotely. Failure to attract or prevent the departure of appropriately qualified and skilled employees could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects. Additionally, this may result in disruption to service which could in turn lead to customer detriment and reputational damage.
For further details on the Barclays Bank Group’s approach to operational risk, refer to the operational risk management and operational risk performance sections.
vi)Model risk
Model risk is the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports. The Barclays Bank Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing, calculating RWAs and assessing capital adequacy, supporting new business acceptance, risk and reward evaluation, managing client assets, and meeting reporting requirements.
Models are, by their nature, imperfect representations of reality and have some degree of uncertainty because they rely on assumptions and inputs, and so are subject to intrinsic uncertainty, errors and inappropriate use affecting the accuracy of their outputs. This may be exacerbated when dealing with unprecedented scenarios, as was the case during the COVID-19 pandemic, due to the lack of reliable historical reference points and data. For instance, the quality of the data used in models across the Barclays Bank Group has a material impact on the accuracy and completeness of its risk and financial metrics. Model uncertainty, errors and inappropriate use may result in (among other things) the Barclays Bank Group making inappropriate business decisions and/or inaccuracies or errors in the Barclays Bank Group’s risk management and regulatory reporting processes. This could result in significant financial loss, imposition of additional capital requirements, enhanced regulatory supervision and reputational damage, all of which could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
For further details on the Barclays Bank Group’s approach to model risk, refer to the model risk management and model risk performance sections.
vii)Conduct risk
Conduct risk is the risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Barclays Bank Group's products and services. This risk could manifest itself in a variety of ways, including:
a)Market conduct
The Barclays Bank Group’s businesses are exposed to risk from potential non-compliance with its policies and standards and instances of wilful and negligent misconduct by employees, all of which could result in potential customer and client detriment, enforcement action (including regulatory fines and/or sanctions), increased operation and compliance costs, redress or remediation or reputational damage which in turn could have a material adverse effect on the Barclays Bank Group’s business, financial condition and prospects. Examples of employee misconduct which could have a material adverse effect on the Barclays Bank Group’s business include: (i) improperly selling or marketing the Barclays Bank Group’s products and services; (ii) engaging in insider trading, market manipulation or unauthorised trading; or (iii) misappropriating confidential or proprietary information belonging to the Barclays Bank Group, its customers or third parties. These risks may be exacerbated in circumstances where the Barclays Bank Group is unable to rely on physical oversight and supervision of employees, noting the move to a hybrid working model for many colleagues.

Barclays Bank PLC 2022 Annual Report on Form 20-F	39

Risk review
Material existing and emerging risks
b)Customer protection
The Barclays Bank Group must ensure that its customers, particularly those that are vulnerable, are able to make well-informed decisions on how best to use the Barclays Bank Group’s financial services and understand the protection available to them if something goes wrong. Poor customer outcomes can result from the failure to: (i) communicate fairly and clearly with customers; (ii) provide services in a timely and fair manner; (iii) handle and protect customer data appropriately; and (iv) undertake appropriate activity to address customer detriment, including the adherence to regulatory and legal requirements on complaint handling. The Barclays Bank Group is at risk of financial loss and reputational damage as a result.
A key area of focus is the implementation and embedment of the FCA’s new Consumer Duty, with rules for products and services due to take effect at the end July 2023. This will impact areas including governance and accountability, Management Information and reporting, communications, product design and end-to-end customer journeys. The Barclays Bank Group may be required to incur significant additional expense in connection with this regulatory change.
c)Product design and review risk
Products and services must meet the needs of clients, customers, markets and the Barclays Bank Group throughout their life cycle. However, there is a risk that the design and review of the Barclays Bank Group products and services fail to reasonably consider and address potential or actual negative outcomes for customers, which may result in customer detriment, enforcement action (including regulatory fines and/or sanctions), redress and remediation and reputational damage. Both the design and review of products and services are a key area of focus for regulators and the Barclays Bank Group.
d)Financial crime
The Barclays Bank Group may be adversely affected if it fails to effectively mitigate the risk that third parties or its employees facilitate, or that its products and services are used to facilitate, financial crime (money laundering, terrorist financing, breaches of economic and financial sanctions, bribery and corruption, and the facilitation of tax evasion). UK and US government agencies and regulators continue to focus on combating financial crime. Failure to comply may lead to enforcement action by the Barclays Bank Group’s regulators, including severe penalties, which may have a material adverse effect on the Barclays Bank Group’s business, financial condition, prospects and reputation.
e)Conflicts of interest
Identifying and managing conflicts of interest is fundamental to the conduct of the Barclays Bank Group's business, relationships with customers, and the markets in which the Barclays Bank Group operates. Understanding the conflicts of interest that impact or potentially impact the Barclays Bank Group enables them to be handled appropriately. Even if there is no evidence of improper actions, a conflict of interest can create an appearance of impropriety that undermines confidence in the Barclays Bank Group and its employees. If the Barclays Bank Group does not identify and manage conflicts of interest (business or personal) appropriately, it could have an adverse effect on the Barclays Bank Group’s business, customers and the markets within which it operates.
f)Regulatory focus on culture and accountability
Regulators around the world continue to emphasise the importance of culture and personal accountability and enforce the adoption of adequate internal reporting and whistleblowing procedures to help to promote appropriate conduct and drive positive outcomes for customers, colleagues, clients and markets. The requirements and expectations of the UK Senior Managers Regime, Certification Regime and Conduct Rules reinforce additional accountabilities for individuals across the Barclays Bank Group with an increased focus on governance and rigour, with similar requirements also introduced in other jurisdictions globally. Failure to meet these requirements and expectations may lead to regulatory sanctions, both for the individuals and the Barclays Bank Group.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	40

Risk review
Material existing and emerging risks
For further details on the Barclays Bank Group’s approach to reputation risk, refer to the reputation risk management and reputation risk performance sections.
ix)Legal risk and legal, competition and regulatory matters
The Barclays Bank Group conducts activities in a highly regulated global market which exposes it and its employees to legal risk arising from: (i) the multitude of laws and regulations that apply to the businesses it operates, which are highly dynamic, may vary between jurisdictions and/or conflict, and may be unclear in their application to particular circumstances especially in new and emerging areas; and (ii) the diversified and evolving nature of the Barclays Bank Group’s businesses and business practices. In each case, this exposes the Barclays Bank Group and its employees to the risk of loss or the imposition of penalties, damages or fines from the failure of members of the Barclays Bank Group to meet their respective obligations, including legal, regulatory or contractual requirements. Legal risk may arise in relation to any number of the material existing and emerging risks identified above.
A breach of applicable legislation and/or regulations by the Barclays Bank Group or its employees could result in criminal prosecution, regulatory censure, potentially significant fines and other sanctions in the jurisdictions in which the Barclays Bank Group operates. Where clients, customers or other third parties are harmed by the Barclays Bank Group’s conduct, this may also give rise to civil legal proceedings, including class actions. Other legal disputes may also arise between the Barclays Bank Group and third parties relating to matters such as breaches or enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Barclays Bank Group being liable to third parties or may result in the Barclays Bank Group’s rights not being enforced or not being enforced in the manner intended or desired by the Barclays Bank Group.
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
The outcome of legal, competition and regulatory matters, both those to which the Barclays Bank Group is currently exposed and any others which may arise in the future, is difficult to predict (and any provision made in the Barclays Bank Group’s financial statements relating to those matters may not be sufficient to cover actual losses). In connection with such matters, the Barclays Bank Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose the Barclays Bank Group to any of the following outcomes: substantial monetary damages, settlements and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Barclays Bank Group’s business operations including the withdrawal of authorisations; increased regulatory compliance requirements or changes to laws or regulations; suspension of operations; public reprimands or censure; loss of significant assets or business; a negative effect on the Barclays Bank Group’s reputation; loss of confidence by investors, counterparties, clients and/or customers; risk of credit rating agency downgrades; potential negative impact on the availability and/or cost of funding and liquidity; and/or dismissal or resignation of key individuals. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those arising after the date of this Annual Report) will not have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

Barclays Bank PLC 2022 Annual Report on Form 20-F	41

Risk review
Principal risk management

Climate risk
The impact on Financial and Operational Risks arising from climate change through, physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios.

Overview
Given the risks associated with climate change, and to support the Barclays Group’s ambition to be a net zero bank by 2050, climate risk became a Principal Risk in January 2022. To support the embedment of the Principal Risk, in 2022 the Barclays Group delivered a Climate Risk Plan with three overarching objectives:
1. Governance Framework: Establish a Climate Risk Committee (CRC), a Climate Risk Controls Forum, and refresh the Board Risk Committee reporting.
2. Scenario Analysis: Build out the vision and plan for undertaking scenario analysis exercises. This involved developing a climate scenario analysis framework.
3. Carbon Modelling: Expand the BlueTrackTM model for measuring and tracking financed emissions to cover our automobiles and residential real estate portfolios, in addition to energy, power, cement and steel.
Organisation and Structure
On behalf of the Barclays PLC Board, the Barclays PLC Board Risk Committee reviews and approves the Barclays Group’s approach to managing the financial and operational risks associated with climate change. Reputation risk is the responsibility of the Barclays PLC Board, which directly handles the most material issues facing the Barclays Group. Broader sustainability matters and other reputation risk issues associated with climate change are coordinated by the Sustainability team. The Barclays Group Head of Climate Risk reports directly to Group Chief Risk Officer.
The Barclays Group Risk Committee (‘GRC’) is the most senior executive body responsible for review and challenge of risk practices and risk profile, for climate risk and other principal risk types. To support the oversight of Barclays Group climate risk profile, a Climate Risk Committee (CRC) has been established, as a sub-committee of GRC. Authority of the CRC is delegated by the GRC.
CRC is chaired by Head of Climate Risk. CRC has reviewed and approved a range of updates including a refreshed Climate Risk Vision, updates from each of the financial and operational risks and from the material legal entities of the Barclays, along with key regulatory, policy and legal themes, the risk register and appetite statement and constraint, and reviewed the control environment.
The Climate Risk Control Forum (CRCF) was established in July 2022 and escalates to GRC via the Group Controls Committee. The purpose of the CRCF is to oversee the consistent and effective implementation and operation of the Barclays Controls Framework as relating to Climate risk. It reviews the control environment relating to Climate risk, including risk events, policy and issues management. Climate risk assurance groups have been established and are responsible for performing Climate risk specific reviews to ensure we are continually improving and addressing identified issues in our risk practices.
Barclays entities, namely Barclays Bank UK PLC, Barclays Bank PLCl, Barclays Bank Ireland PLC and the US Intermediate Holding Company, also continued to implement climate risk within their frameworks, where Heads of Climate Risk have been appointed.
The elevation of climate risk to Principal Risk included establishing the following:
•A Climate Risk Framework that defines climate risk and summarises the approach to identification, measurement, monitoring and reporting of climate risk.
•Climate Risk Appetite and constraint at Barclays Group level established in line with the Barclays Group’s risk appetite approach and informed by scenario analysis.

Barclays Bank PLC 2022 Annual Report on Form 20-F	42

Risk review
Principal risk management
•A Climate Risk Register is used to inform risk appetite. This includes a breakdown of key risk drivers for physical and transition risks, and materiality ratings which are inferred from the results of the 2020 climate Internal Stress Test and the 2021 Bank of England’s Climate Biennial Exploratory Scenario (CBES). The Climate Risk Register continues to align with the Barclays Group's Risk Register Taxonomy.
Climate Risk across Financial and Operational Risks is managed via a Climate Change Financial Risk and Operational Risk Policy (CCFOR), which is embedded in each of the Financial and Operational Principal Risk Frameworks.
Climate Risk across Model, Conduct, Reputation and Legal Principal Risks are out of the scope of the CRF and continue to be managed under their respective Principal Risk Frameworks.
The table below sets out how Climate Risk is integrated across Barclays using the ERMF aligned Climate Risk Framework, CCFOR and the Climate Change Standard.

Governance	Enterprise Risk Framework (ERMF)

	Climate Risk Framework (CRF)	Reputation Risk Management Framework (RRMF)

	Board Risk Committee (BRC)	Board

Risk	Credit, market, treasury & capital and operational risks	Sustainability matters and reputation risk associated with climate change

Ownership	Group Risk Committee (GRC)	Global Head of Public Policy and Corporate Responsibility

Climate Risk Committee (CRC)

Risk appetite
In 2022, as part of establishing a principal risk, Barclays defined a risk appetite statement and constraint for climate risk. The statement outlines that Barclays views climate change as a driver of financial and operational risk. Barclays has appetite to manage climate risk in line with its climate ambition and to reduce financed emissions in line with disclosed targets. Targets to 2025 are set for energy and power. Targets to 2030 are set for energy, power, cement and steel. In 2023, a target for auto manufacturing will also be set.
An assessment of progress to reduce financed emissions against the disclosed targets was made. It noted that reaching even the lower emissions reduction in the disclosed ranges may prove challenging and that a clearer forward plan be defined to set out the range of management actions that could be taken to meet the disclosed target ranges, including a more detailed understanding of client transition expectations and the external dependencies and variables beyond Barclays control that may determine the pace of transition. For more detail on Barclays disclosed targets see Climate and Sustainability Risk section of the Barclays PLC Annual Report 2022.

Barclays Bank PLC 2022 Annual Report on Form 20-F	43

Risk review
Principal risk management

Enterprise Risk Management Framework (ERMF)

Climate Risk Framework
		Climate Change Financial Risk and Operational Risk Policy				Climate Change Standard
	Climate Risk	Credit Risk	Market Risk	Treasury and Capital Risk	Operational Risk	Reputation Risk
Responsibilities
Provide climate horizon scanning information and emerging trends to BRC and Principal Risk Leads

Recommend risk appetite statement, constraints and exclusions to BRC

Define areas of concern and recommend scenario analysis priorities

Lead the development of climate-specific risk methodologies

Interpret stress test results for relevance as drivers of risk

Review and challenge risk type approaches and support consistency across risk types

Aggregate and monitor a central climate risk view across in scope risk types

Monitor portfolio level exposure to the physical and transition risks of climate change

Review individual obligors’ exposure to climate risk via the Climate Lens questionnaire

Assess climate risk within Sovereign Credit Risk reviews

Include material exposures to climate risk within the Internal Capital Adequacy Assessment Process (ICAAP)

Oversight by Legal Entity Climate Risk Forums and relevant Risk Management Committees as appropriate, including regular climate risk reporting up to Board Risk Committee level
Identify and Assess climate-related risk factors Apply stress scenarios, assess stress losses and set risk limits Oversight by Market Risk Committee and Board Risk Committee
Identify exposure to climate risk

Consider key risk indicators and limits to support risk management

Include in ICAAP and Internal Liquidity Adequacy Assessment Process (ILAAP)

Oversight by Treasury & Capital Risk Committee and Board Risk Committee
Integrate climate change across different risk categories, e.g. Operational Recovery Planning and Premises Include climate change within risk assessment processes including Strategic Risk Assessment
Outline minimum requirements and controls for Reputation Risk management relating to client relationships or transactions

Outline the expected business behaviours in relation to these issues

Outline the approach to enhanced due diligence.

Ownership	Climate Risk Accountable Officer	Credit Risk Accountable Officer	Market Risk Accountable Officer	Treasury & Capital Risk Accountable Officer	Operational Risk Accountable Officer	Group Head of Sustainability

Barclays Bank PLC 2022 Annual Report on Form 20-F	44

Risk review
Principal risk management

Climate-related Risk Management Processes

	Credit Risk	Market Risk	Treasury and Capital Risk	Operational Risk
Frequency of assessment	Annually	Quarterly	Various (quarterly for pensions, IRRBB and liquidity risk; annually for capital risk)	Annually
Risk identification	Exposure in mortgage portfolio identified through a concentration risk framework. Exposure in Barclays Bank Group identified as part of sovereign, portfolio and obligor credit annual reviews.	Identified by assessing climate-related risk factors across asset classes, sectors and geographies, and aggregating market risk exposures from climate-related risks.	Identified through risk assessment activity across certain industries and asset classes to analyse and assess exposures which may be impacted by climate-related risks.	Confirmed operational risks associated with climate change are included in the Barclays Group’s Operational Risk Taxonomy. Climate risks are included within the Strategic Risk Assessment process.
Risk assessment	Portfolios are monitored through regular reporting of climate metrics and are assessed against mandates and limits where appropriate.
Clients in elevated risk sectors above a threshold exposure will have their credit risk exposure to Climate Risk qualitatively assessed through the Credit Climate Lens questionnaire.
Future exposure to Climate Risk as a driver to Credit Risk is quantified through scenario analysis and stress testing exercises.
	In addition to the Credit Climate Lens questionnaire, Sovereign Credit Reviews are also carried out for Sovereigns above a threshold exposure to assess their susceptibility to Climate risks.	Measured by using adverse multi-asset stress scenarios applied to individual risk factors reflecting climate change risks across sectors, countries and regions.	Measured as part of stress testing and key risk indicator monitoring	Established reporting on internal and external climate-related risk events to the Climate Risk Control Forum. Risk tolerances for premises and resilience risks are reviewed so these adequately capture climate-related risk drivers.

Credit risk management (audited)
The risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the Barclays Bank Group, including the whole and timely payment of principal, interest, collateral and other receivables.

Overview
The credit risk that the Barclays Bank Group faces arises from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts with clients; trading activities, including: debt securities, settlement balances with market counterparties, FVOCI (fair value through other comprehensive income) assets and reverse repurchase loans.
Credit risk management objectives are to:
▪maintain a framework of controls to oversee credit risk
▪identify, assess and measure credit risk clearly and accurately across the Barclays Bank Group and within each separate business, from the level of individual facilities up to the total portfolio
▪control and plan credit risk taking in line with external stakeholder expectations and avoiding undesirable concentrations
▪monitor credit risk and adherence to agreed controls.
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
The responsibilities of the credit risk management teams in the businesses, the sanctioning team and other shared services include: sanctioning new credit agreements (principally wholesale); setting strategies for approval of transactions (principally retail); setting risk appetite; monitoring risk against limits and other parameters; setting recession readiness frameworks to protect portfolios in the event of economic stress, maintaining robust processes,

Barclays Bank PLC 2022 Annual Report on Form 20-F	45

Risk review
Principal risk management
data gathering, quality, storage and reporting methods for effective credit risk management; performing effective turnaround and workout scenarios for wholesale portfolios via dedicated restructuring and recoveries teams; maintaining robust collections and recovery processes/units for retail portfolios. The credit risk management teams in the Barclays Bank Group are accountable to the Barclays Bank PLC CRO, who reports to the Barclays Group CRO.
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
▪netting and set-off
▪collateral
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
Collateral
The Barclays Bank Group has the ability to call on collateral in the event of default of the counterparty, comprising:
▪home loans: a fixed charge over residential property in the form of houses, flats and other dwellings
▪wholesale lending: a fixed charge over commercial property and other physical assets, in various forms
▪other retail lending: includes charges over motor vehicles and other physical assets; second lien charges over residential property and finance lease receivables
▪derivatives: the Barclays Bank Group also often seeks to enter into a margin agreement (e.g. Credit Support Annex) with counterparties with which the Barclays Bank Group has master netting agreements in place. These annexes to master agreements provide a mechanism for further reducing credit risk, whereby collateral (margin) is posted on a regular basis (typically daily) to collateralise the mark to market exposure of a derivative portfolio measured on a net basis.
▪reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to the Barclays Bank Group subject to an agreement to return them for a fixed price
▪financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.
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
Organisation, roles and responsibilities
Market risk in the businesses resides primarily in CIB and Treasury. These businesses have the mandate to assume market risk. The front office and Treasury trading desks are responsible for managing market risk on a day-to-day basis, where they are required to understand and adhere to all limits applicable to their businesses. The Market Risk team supports the trading desks with the day-to-day limit management of market risk exposures through governance processes which are outlined in supporting market risk policies and standards.
Market risk oversight and challenge is provided by business committees and Barclays Group committees, including the Market Risk Committee (MRC).

Barclays Bank PLC 2022 Annual Report on Form 20-F	46

Risk review
Principal risk management
The objectives of market risk management are to:
▪identify, understand and control market risk by robust measurement, limit setting, reporting and oversight
▪facilitate business growth within a controlled and transparent risk management framework
▪control market risk in the businesses according to the allocated appetite.
To meet the above objectives, a governance structure is in place to manage these risks consistent with the ERMF.
The Barclays Bank PLC Board Risk Committee recommends market risk appetite to the Barclays Bank PLC Board for their approval, within the parameters set by the Barclays PLC Board.
The Market Risk Committee (MRC) reviews and makes recommendations concerning the Barclays Group-wide market risk profile. This includes overseeing the operation of the Market Risk Framework and associated policies and standards, monitoring market and regulatory changes, and reviewing limit utilisation levels. The committee is chaired by the Market Risk Principal Risk Lead and attendees include the business heads of market risk and business aligned market risk managers.
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
See page 86 for a review of management VaR.

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
The framework established by Treasury and Capital Risk is designed to deliver the appropriate term and structure of funding, consistent with the liquidity risk appetite set by the Barclays Bank PLC Board. The framework incorporates a range of ongoing business management tools to monitor, limit and stress test the Barclays Bank PLC balance sheet, contingent liabilities and recovery plan. Limit setting and transfer pricing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds. Adherence to limits reduces the likelihood that a liquidity stress event could lead to an inability to meet the Barclays Bank Group’s obligations as they fall due.
The Barclays Bank PLC Board approves the Barclays Bank PLC funding plan, internal stress tests, regulatory stress tests, recovery plan and liquidity risk appetite. Barclays Bank PLC’s Treasury Committee is responsible for monitoring and managing liquidity risk in line with Barclays Bank PLC’s funding management objectives, funding plan and risk appetite. The Barclays Group Treasury and Capital Risk Committee monitors and reviews the liquidity risk profile and control environment, providing second line oversight of the management of liquidity risk. The Barclays Bank PLC Board Risk Committee

Barclays Bank PLC 2022 Annual Report on Form 20-F	47

Risk review
Principal risk management
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
For the relevant Barclays Bank Group subsidiaries, local management assures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees (or equivalents) with oversight by the Barclays Bank PLC Treasury Committee and the Barclays Group Treasury Committee, as required. In 2022, Barclays complied with all regulatory minimum capital requirements.
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
▪Customer behavioural risk: the risk that net interest income could be adversely impacted by the discretion that customers and counterparties may have in respect of being able to vary from their contractual obligations with the Barclays Bank Group. This risk is often referred to by industry regulators as ‘embedded option risk’.
▪Investment risks in the liquid asset portfolio: the risk that the fair value of assets held in the liquid asset portfolio and associated risk management portfolios could be adversely impacted by market volatility, creating volatility in capital directly.
Organisation, roles and responsibilities
The Barclays Bank PLC Treasury Committee together with the Barclays Group Treasury Committee, are responsible for monitoring and managing IRRBB risk in line with the Barclays Bank Group’s management objectives and risk frameworks. The BRC and Treasury and Capital Risk Committee monitors and reviews the IRRBB risk profile and control environment, providing second line oversight of the management of IRRBB. The BRC reviews the interest rate risk profile, including review of the risk appetite at least annually and the impact of stress scenarios on the interest rate risk of the Barclays Bank PLC’s banking books.
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

Overview

Barclays Bank PLC 2022 Annual Report on Form 20-F	48

Risk review
Principal risk management
The management of operational risk has three key objectives:
•deliver an operational risk capability owned and used by business leaders to enable sound risk decisions over the long term
•provide the frameworks, policies and standards to enable management to meet their risk management responsibilities while the second line of defence provides robust, independent, and effective oversight and challenge
•deliver a consistent and aggregated measurement of operational risk that will provide clear and relevant insights, so that the right management actions can be taken to keep the operational risk profile consistent with the Barclays Bank Group’s strategy, the stated risk appetite and stakeholder needs.
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
The Operational Risk function acts in a second line of defence capacity, and is responsible for defining and overseeing the implementation of the framework and monitoring Barclays Bank Group’s operational risk profile. The Operational Risk function alerts management when risk levels exceed acceptable tolerance in order to drive timely decision-making and actions by the first line of defence.
Operational risk categories
Operational risks are grouped into risk categories to support effective risk management, measurement and reporting. These comprise: Data Management Risk; Financial Reporting Risk; Fraud Risk; Information Security Risk; Operational Recovery Planning Risk; Payments Process Risk; People Risk; Premises Risk; Physical Security Risk; Change Delivery Management Risk; Supplier Risk; Tax Risk; Technology Risk; and Transaction Operations Risk.
In addition to the above, operational risk encompasses the risk associated with compliance with Group Resolution Planning Prudential regulatory requirements.
Connected risks
Barclays also recognises that there are certain threats/risk drivers which are interconnected and have the potential to impact the Barclays Bank Group’s strategic objectives. These are referred to as Connected Risks and require an overarching and integrated risk management and / or reporting approach. The Barclays Bank Group’s Connected Risks include Cyber, Data, Resilience and Third-Party Service Providers.
For definitions of the Barclays Bank Group’s Operational Risk Categories and Connected Risks, refer to pages 165 to 166 of the Barclays PLC Pillar 3 Report 2022.

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
Organisation, roles and responsibilities
The Barclays Group has a dedicated Model Risk Management (MRM) function that consists of five teams: (i) Independent Validation Unit (IVU), responsible for model validation and approval; (ii) Group Model Risk Governance, responsible for model risk governance, controls and reporting, as well as providing oversight for compliance of the Model Owner community with the Model Risk Framework; (iii) Framework team responsible for the Model Risk Policy and associated standards; (iv) Strategy and Transformation responsible for inventory, strategy, communications and business management; and (v) Model Risk Measurement and Quantification (MRMQ), responsible for the design of the framework and methodology to measure and, where possible, quantify model risk. It is also responsible for the strategic Validation Centre of Excellence (VCoE), which is an independent quality assurance function within MRM with the mandate to review and challenge validation outcomes.
The Model Risk Framework consists of the Model Risk Policy and standards. The policy prescribes the Barclays Group-wide, end-to-end requirements for the identification, measurement and management of model risk, covering model documentation, development, monitoring, annual review, independent validation and approval, change and reporting processes. The policy is supported by global standards covering model inventory, documentation, validation, testing and monitoring, overlays, risk appetite, and stress testing challenger models.
The function reports to the Barclays Group CRO and operates a global framework. Implementation of best practice standards is a central objective of the Barclays Group.

Barclays Bank PLC 2022 Annual Report on Form 20-F	49

Risk review
Principal risk management
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
Overview
The Barclays Bank Group defines, manages and mitigates conduct risk with the objective of providing good customer and client outcomes and protecting market integrity.
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
Compliance as an independent second line function oversees that conduct risks are effectively identified, managed, monitored and escalated, and has a key role in helping Barclays Bank Group achieve the right conduct outcomes and evolve a conduct-focused culture.
The governance of conduct risk within the Barclays Bank Group is fulfilled through management committees and forums operated by the first and second lines of defence with clear escalation and reporting lines to the Board. The Barclays Group and Barclays Bank Group Risk Committees are the primary second line governance committees for the oversight of the Conduct Risk Profile. The risk committees' responsibilities include the identification and discussion of any emerging conduct risks exposures in the Barclays Group and Barclays Bank Group.

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

Overview
The Barclays Bank Group has no tolerance for wilful breaches of laws, regulations or other legal obligations. However, the multitude of laws and regulations across the globe are highly dynamic and their application to particular circumstances is often unclear. This results in a high level of inherent legal risk which Barclays Bank Group seeks to mitigate through the operation of a Barclays Group-wide legal risk management framework, which requires identification of legal risks by legal professionals, engagement of legal professionals in situations that have the potential for legal risk, and

Barclays Bank PLC 2022 Annual Report on Form 20-F	50

Risk review
Principal risk management
escalation of legal risk as necessary. Notwithstanding these mitigating actions, Barclays Bank Group operates with a level of residual legal risk, for which the Barclays Bank Group has limited tolerance.
Organisation, roles and responsibilities
The Barclays Bank Group’s businesses and functions have responsibility for identifying and escalating to the Legal Function legal risk in their area as well as responsibility for adherence to control requirements.
The Legal function organisation and coverage model aligns legal expertise to businesses, functions, products, activities and geographic locations so that the Barclays Bank Group receives legal advice and support from appropriate legal professionals, working in partnership proactively to identify, manage and escalate legal risks as necessary.
The senior management of the Legal function oversees, challenges and monitors the legal risk profile and effectiveness of the legal risk control environment across the Barclays Group. The Legal function does not sit in any of the three lines of defence but supports them all. Except in relation to the legal advice it provides or procures, the Legal Function is subject to oversight from the second line of defence.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	51

Risk review
Risk performance
Climate risk performance
The impact on Financial and Operational Risks arising from climate change through, physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios. risks arising from the second order impacts of these two drivers on portfolios. As part of climate risk performance, we monitor carbon-related assets and elevated risk sectors, which are identified as portfolios with 'elevated' exposure to the physical and transition risks of climate change.

Carbon-related assets
We disclose concentrations of credit exposure to carbon-related assets. The TCFD recommends that carbon-related assets are those assets tied to the energy, transportation, materials and buildings and agriculture, food and forest products sectors. All of the sectors that the TCFD now considers to be carbon-related assets include the sectors that Barclays considers at elevated risk from the impacts of climate change. These can be found in the table on the following page.
Elevated risk sectors
Barclays is working to understand the risks associated with sectors sensitive to the impacts from climate change. Disclosing risk management metrics and quantitative credit exposures supports this approach and our ongoing alignment with the TCFD recommendations. The sectors in the table represent those that the Barclays Group considers at an elevated risk from the impacts of climate change. However, in each sector there will exist a range of vulnerabilities and as such these figures do not represent elevated carbon emission exposures and should not be interpreted as an indicator of relative carbon intensity. These sectors have been identified through an analysis of Barclays Industrial Classifications by portfolio and benchmarked against Moody’s and other external sources, with additional input from subject matter experts.

Elevated risk sector	Drivers of risk
Aviation	More stringent air emission and carbon regulations, requiring high levels of capital investment and Research & Development (R&D) expenditure.
Automotive	Policy pressure to cut emissions to meet emission requirements, requiring high levels of capital investment and R&D expenditure. Phase out of fossil fuel vehicles and introduction of low emission zones in city centres.
Cement	Being one of the hard to abate sectors, policy pressure to cut emissions requires high levels of capital investment and R&D expenditure.
Coal Mining and Coal Terminals	Reduction in demand of thermal coal, as utilities transition away from fossil fuel. More stringent air emissions regulation, resulting in higher levels of capital investment.
Chemicals	Increasing environmental regulation, including carbon regulations. The increasing efforts to eliminate single-use plastics and improve recycling to prevent marine pollution could also impact demand for products used in plastic manufacture.
Mining (including diversified miners)	Rising costs as a result of tighter environmental regulations and increasing water stress.
Oil and Gas	Policy pressure to cut emissions, exposure to carbon taxes and overall increasing environmental regulation of operations and restrictions on access to new resources. Over time, falling demand for fossil fuels
Power Utilities	Policy pressure to cut emissions, leading to increased capital expenditure costs, plus potential exposure to carbon taxes.
Agriculture	Evolving taxation on emissions may impact production methods, supply chain and farm viability. Reduced demand for meat and dairy as a consequence of shifts in consumer behaviour. Volatile weather conditions and extreme weather events may impact farm credit quality.
Shipping	Policy pressure to cut emissions, requiring higher levels of capital investment.
Steel	Being an energy-intensive sector, the sector is exposed to the policy pressure to cut emissions and evolving air pollution regulation
Road Haulage	Policy pressure to cut emissions, requiring high levels of capital investment.

Barclays Bank PLC 2022 Annual Report on Form 20-F	52

Risk review
Risk performance
Climate risk performance

Carbon-related assets (Incl. sub-sector breakdown)
	2022 £m			2021 £m			% Change
	Loans & advances	Loan commitments	Total	Loans & advances	Loan commitments	Total
Agriculture, Food and Forest Products	1,722	8,635	10,357	1,461	8,592	10,053	3%
Agriculture	103	150	253	121	265	386
Food, Bev and Tobacco	1,454	7,851	9,305	1,179	7,457	8,636
Paper and Forest Products	165	634	799	161	870	1,031
Energy	5,206	26,574	31,780	3,525	24,346	27,871	14%
Coal Mining and Coal Terminals	—	—	—	—	45	45
Oil and Gas	2,730	12,604	15,334	2,338	12,472	14,810
Power Utilities	2,476	13,970	16,446	1,187	11,829	13,016
Materials and Building	21,609	35,472	57,081	17,410	32,296	49,706	15%
Cement	214	159	373	28	352	380
Chemicals	548	4,368	4,916	452	4,217	4,669
Construction and Materials	1,112	2,046	3,158	776	1,903	2,679
Homebuilding and Property Development	2,354	1,938	4,292	2,390	1,885	4,275
Manufacturing	2,857	13,013	15,870	2,613	12,039	14,652
Metals	298	648	946	204	544	748
Mining (Incl. diversified miners)	196	2,261	2,457	145	1,768	1,913
Packaging Manufacturers: Metal, Glass and Plastics	90	313	403	80	287	367
Real Estate Management and Development	13,902	10,543	24,445	10,691	9,075	19,766
Steel	38	183	221	31	226	257
Transport	2,437	10,057	12,494	2,500	9,056	11,556	8%
Automotive	952	5,489	6,441	855	5,128	5,983
Aviation	460	2,220	2,680	548	1,662	2,210
Other Transport Services	432	1,151	1,583	336	1,161	1,497
Ports	95	87	182	98	115	213
Road Haulage	213	392	605	306	377	683
Shipping	285	718	1,003	357	613	970
Carbon-related assets in UK Retail Mortgages	—	—	—	—	—	—	—
Subtotal (Elevated risk sectors)	8,215	42,514	50,729	6,368	38,954	45,322	12%
Carbon-related Assets Grand Total	30,974	80,738	111,712	24,896	74,290	99,186	13%

Total Loans & Advances & Loan Commitments	182,507	334,977	517,484	145,259	284,451	429,710	20%

Carbon-related assets / Total Loans & Advances & Loan Commitments	17%	24%	22%	17%	26%	23%
Note: The carbon-related assets classification excluded £5.9bn of Fronting Stand By Letter of Credits (SBLCs) that are part of Total loans & advanced & loans commitments since these amounts are counter-indemnified by other lenders.

Barclays Bank PLC 2022 Annual Report on Form 20-F	53

Risk review
Risk performance
Climate risk performance
Financing
To facilitate greater understanding and transparency of our capital markets financing, we disclose the total capital raised for clients across all sectors using data sourced from Dealogic. We have provided the breakdown of our 2021 and 2022 financing below. Barclays discloses the total capital raised for clients across all sectors using data sourced from Dealogic. We then align each transaction by issuer to a sector according to the Barclays Industry Classification (BIC) we apply to that issuer. BIC is Barclays' internal sector classification system. We are only showing in the table transactions aligned to BIC codes that we have mapped to carbon-related asset sectors. Financing volumes are reported on a manager-proceeds basis including bonds, equities, loans and securitised bonds and no modifications have been made by Barclays. This data represents a third party view of our financing and is subject to Dealogic’s league table methodology, which pro-rates volume across lead-managers. We are presenting the data in this format to support transparency and comparability but it should be noted that this data is subject to further analysis and methodological enhancements, before it is included in BlueTrack™

Carbon-related sectors in wholesale credit (Dealogic Industry Classification)
	31.12.2022 ($m)	31.12.2021 ($m)	% Change (2022 vs. 2021)
Agriculture, Food and Forest Products	9,486	18,416	(48)%
Agriculture	-	382
Food, Bev and Tobacco	8,609	14,997
Paper and Forest Products	877	3,037
Energy	43,042	39,294	10%
Coal Mining and Coal Terminals	-	-
Oil and Gas	9,747	12,558
Power Utilities	33,295	26,736
Materials and Building	33,750	63,473	(47)%
Cement	200	-
Chemicals	2,800	4,876
Construction and Materials	3,006	3,181
Homebuilding and Property Development	760	976
Manufacturing	14,062	28,482
Metals	744	1,130
Mining (Incl. diversified miners)	436	2,515
Packaging Manufacturers: Metal, Glass and Plastics	33	932
Real Estate Management and Development	11,271	20,860
Steel	438	521
Transport	9,904	23,559	(58)%
Automotive	3,865	9,961
Aviation	2,132	6,221
Other Transport Services	2,648	3,947
Ports	-	124
Road Haulage	-	1,062
Shipping	1,259	2,244
Carbon-related assets in UK Retail Mortgages	-	-	-
Carbon-related Sectors Grand Total	96,182	144,742	(34)%

Capital Market Financing Total	374,899	549,118	(32)%

Financing to Carbon-related Sector over Total Capital Market Financing	26%	26%

Barclays Bank PLC 2022 Annual Report on Form 20-F	54

Risk review
Risk performance
Credit risk

Summary of Contents		Page
Credit risk represents a significant risk to the Barclays Bank Group and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.	•Credit risk overview and summary of performance	56
	•Maximum exposure and effects of netting, collateral and risk transfer	57

This section outlines the expected credit loss allowances, the movements in allowances during the period, material management adjustments to model output and measurement uncertainty and sensitivity analysis.	•Expected credit losses	59
	–Loans and advances at amortised cost by product	59
	–Movement in gross exposure and impairment allowance for loans and advances at amortised cost including provisions for loan commitments and financial guarantees	60
	–Stage 2 decomposition	64
	–Stage 3 decomposition	65
	•Management adjustments to models for impairment	65
	•Measurement uncertainty and sensitivity analysis	67
The Barclays Bank Group reviews and monitors risk concentrations in a variety of ways. This section outlines performance against key concentration risks.	•Analysis of the concentration of credit risk	77
	–Geographic concentrations	77
	–Industry concentrations	78
	•Approach to management and representation of credit quality	79
	–Asset credit quality	79
	–Debt securities	79
	–Balance sheet credit quality	79
	•Credit exposures by internal PD (probability of default) grade	81
Credit Risk monitors exposure performance across a range of significant portfolios.	•Analysis of specific portfolios and asset types	83
	–Credit cards, unsecured loans and other retail lending	83
	–Government supported loans	83

Barclays Bank PLC 2022 Annual Report on Form 20-F	55

Risk review
Risk performance
Credit risk
All disclosures in this section pages 56 to 84, are unaudited unless otherwise stated.
Overview
Credit risk represents a significant risk to the Barclays Bank Group and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered with clients.

Credit risk disclosures include many of the recommendations of the Taskforce on Disclosures about Expected Credit Losses (DECL) and it is expected that relevant disclosures will continue to be developed in future periods.

Credit risk disclosures exclude other financial assets not subject to credit risk, mainly equity securities. For off-balance sheet exposures certain contingent liabilities not subject to credit risk such as performance guarantees are excluded.

Summary of performance in the period

Loans: Gross loans and advances at amortised cost to customers and banks have increased by £38bn compared to £149bn in 2021. This includes £8bn increase in debt securities driven by Treasury investments. Of the remaining growth, £17bn is attributable to strong lending activity in investment banking and £9bn in credit cards driven by increased customer spending and strategic acquisitions.

Maximum exposure: During 2022, the Barclays Bank Group’s net exposure to credit risk increased by 18% to £871bn (2021: £741bn) which is mainly driven by increase in off-balance sheet loan commitments (£53bn), cash held at central banks (£33bn), cash collateral and settlement balances (£20bn) and debt securities issued by governments (£8bn), all of which are considered to be lower risk. Overall, the extent to which the Barclays Bank Group held mitigation against its total exposure remained broadly flat at 41% (2021:42%).

Credit quality: A gradual increase in delinquencies has been observed driven by resumption of more regular spend activity in retail. A range of activities are in progress to protect our existing defensive positioning against the current macroeconomic headwinds. In wholesale, loans to high-risk sectors as well as the broader portfolio benefited from high-quality exposure and credit protection. Further analysis on the credit quality of assets is presented in the approach to management and representation of credit quality section.

Stage decomposition: A net increase of £2.5bn is observed in Stage 2 gross exposures driven by normalisation of PDs in retail lending (£1.5bn), predominantly credit cards, and a weaker macroeconomic forecast impacting wholesale lending (£1bn).
Stage 3 balances increased by £0.2bn to £3.6bn compared to 2021 primarily due to delinquencies observed in retail unsecured lending. Refer to pages 81 to 82 for further details.

Scenario: During the year, the economic risk from the COVID-19 pandemic has receded; however, economic uncertainty linked to high inflation in major economies and heightened geopolitical tensions persists. For Q422, macroeconomic scenarios have been refreshed and are designed around a broad range of economic outcomes. The Downside 2 scenario has been updated with reference to the most recent BoE Annual Cyclical Scenario (ACS) stress test. This has resulted in a movement in weights from the upside scenarios to the downside scenarios.

ECL: Impairment allowances on loans and advances at amortised cost including off-balance sheet have increased to £4,352m (2021: £3,998m). On balance sheet coverage has reduced to 2.1% (2021: 2.4%) due to movement in portfolio mix towards lower ECL balances and evolving macroeconomic scenarios. Coverage levels remain strong.
Charge: Credit impairment charges were £933m (2021: £(277)m release). The charges reflect an updated macroeconomic scenario together with a partial return to more normalised levels of customer behaviour.

Management adjustments: Macroeconomic uncertainty PMAs at 31 December 2022 amount to £97m (2021: £1,049m). The reduction is informed by the release of COVID-19 related adjustments as credit performance stabilises at or below pre-pandemic levels which is reflected in the models, and a rebuild of certain models to better capture the macroeconomic outlook. Refer to the Management adjustment to models for impairment section on page 65 for further details.

Climate: Whilst there have been no separately identifiable charges relating to climate risk in the 2022 reported ECL, it is acknowledged that impairment could increase over time as climate risks become more tangible and impact consumers and clients through physical risk or via impacts from the transition to a low carbon economy.

Further detail can be found in the Financial statements section in Note 8 Credit impairment charges/(releases). Description of terminology can be found in the glossary, available at home.barclays/annualreport. Refer to the credit risk management section for details of governance, policies and procedures.

Barclays Bank PLC 2022 Annual Report on Form 20-F	56

Risk review
Risk performance
Credit risk
Barclays Bank Group’s maximum exposure and effects of netting, collateral and risk transfer
The following tables present a reconciliation between the Barclays Bank Group’s maximum exposure and its net exposure to credit risk, reflecting the financial effects of risk mitigation reducing the Barclays Bank Group’s exposure.
The Barclays Bank Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer. Further detail on the Barclays Bank Group's policies to each of these forms of credit enhancement is presented on page 46 of the credit risk management section.
Collateral obtained
Where collateral has been obtained in the event of default, the Barclays Bank Group does not, ordinarily, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Barclays Bank Group as at 31 December 2022, as a result of the enforcement of collateral, was £31m (2021: £22m).

Maximum exposure and effect of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Net exposure
Barclays Bank Group
As at 31 December 2022	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	202,142	—	—	—	—	202,142
Cash collateral and settlement balances	107,862	—	—	—	—	107,862
Loans and advances at amortised cost:
Home loans	11,405	—	(328)	(10,948)	(98)	31
Credit cards, unsecured loans and other retail lending	34,162	—	(1,164)	(3,748)	(243)	29,007
Wholesale loans	136,940	(4,442)	(653)	(49,681)	(5,527)	76,637
Total loans and advances at amortised cost	182,507	(4,442)	(2,145)	(64,377)	(5,868)	105,675
Of which credit-impaired (Stage 3):
Home loans	622	—	(1)	(621)	—	—
Credit cards, unsecured loans and other retail lending	670	—	(29)	(291)	(3)	347
Wholesale loans	640	—	(6)	(188)	(60)	386
Total credit-impaired loans and advances at amortised cost	1,932	—	(36)	(1,100)	(63)	733
Reverse repurchase agreements and other similar secured lending	725	—	—	(725)	—	—
Trading portfolio assets:
Debt securities	55,430	—	—	(530)	—	54,900
Traded loans	13,198	—	—	(250)	(48)	12,900
Total trading portfolio assets	68,628	—	—	(780)	(48)	67,800
Financial assets at fair value through the income statement:
Loans and advances	38,190	—	(17)	(30,061)	(9)	8,103
Debt securities	3,217	—	—	(321)	—	2,896
Reverse repurchase agreements	164,698	—	(3,672)	(160,365)	—	661
Other financial assets	89	—	—	—	—	89
Total financial assets at fair value through the income statement	206,194	—	(3,689)	(190,747)	(9)	11,749
Derivative financial instruments	302,976	(238,062)	(34,496)	(11,424)	(7,275)	11,719
Financial assets at fair value through other comprehensive income	45,083	—	—	(222)	(514)	44,347
Other assets	1,503	—	—	—	—	1,503
Total on-balance sheet	1,117,620	(242,504)	(40,330)	(268,275)	(13,714)	552,797

Off-balance sheet:
Contingent liabilities	25,800	—	(1,295)	(1,596)	(280)	22,629
Loan commitments	334,977	—	(93)	(37,371)	(1,624)	295,889
Total off-balance sheet	360,777	—	(1,388)	(38,967)	(1,904)	318,518

Total	1,478,397	(242,504)	(41,718)	(307,242)	(15,618)	871,315
Off-balance sheet exposures are shown gross of provisions of £532m (2021: £499m). See Note 24 for further details. In addition to the above, Barclays Bank Group holds forward starting reverse repos amounting to £48.4bn (2021: £39.3bn). The balances are fully collateralised. Wholesale loans and advances at amortised cost include £0.6bn (2021: £1.0bn) of CBILs and CLBILs supported by UK government guarantees of £0.5bn (2021: £0.8bn). For further information on credit risk mitigation techniques, refer to the Credit risk management section.

Barclays Bank PLC 2022 Annual Report on Form 20-F	57

Risk review
Risk performance
Credit risk

Maximum exposure and effects of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Net exposure
Barclays Bank Group
As at 31 December 2021	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	169,085	—	—	—	—	169,085
Cash collateral and settlement balances	88,085	—	—	—	—	88,085
Loans and advances at amortised cost:
Home loans	10,985	—	(338)	(10,483)	(89)	75
Credit cards, unsecured loans and other retail lending	25,960	—	(968)	(4,229)	(252)	20,511
Wholesale loans	108,314	(5,001)	(118)	(30,287)	(5,080)	67,828
Total loans and advances at amortised cost	145,259	(5,001)	(1,424)	(44,999)	(5,421)	88,414
Of which credit-impaired (Stage 3):
Home loans	615	—	(11)	(604)	—	—
Credit cards, unsecured loans and other retail lending	563	—	(29)	(217)	(3)	314
Wholesale loans	486	—	0	(76)	(22)	388
Total credit-impaired loans and advances at amortised cost	1,664	—	(40)	(897)	(25)	702
Reverse repurchase agreements and other similar secured lending	3,177	—	—	(3,177)	—	—
Trading portfolio assets:
Debt securities	50,700	—	—	(461)	—	50,239
Traded loans	12,525	—	—	(268)	—	12,257
Total trading portfolio assets	63,225	—	—	(729)	—	62,496
Financial assets at fair value through the income statement:
Loans and advances	35,901	—	—	(29,485)	—	6,416
Debt securities	2,256	—	—	(319)	—	1,937
Reverse repurchase agreements	145,186	—	(1,428)	(143,229)	—	529
Other financial assets	85	—	—	—	—	85
Total financial assets at fair value through the income statement	183,428	—	(1,428)	(173,033)	—	8,967
Derivative financial instruments	262,291	(202,347)	(34,149)	(5,804)	(5,738)	14,253
Financial assets at fair value through other comprehensive income	45,907	—	—	(53)	(931)	44,923
Other assets	994	—	—	—	—	994
Total on-balance sheet	961,451	(207,348)	(37,001)	(227,795)	(12,090)	477,217

Off-balance sheet:
Contingent liabilities	23,746	—	(906)	(1,367)	(256)	21,217
Loan commitments	284,451	—	(99)	(40,104)	(1,627)	242,621
Total off-balance sheet	308,197	—	(1,005)	(41,471)	(1,883)	263,838

Total	1,269,648	(207,348)	(38,006)	(269,266)	(13,973)	741,055

Barclays Bank PLC 2022 Annual Report on Form 20-F	58

Risk review
Risk performance
Credit risk
Expected Credit Losses
Loans and advances at amortised cost by product
The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the gross loans and advances to the extent that the allowance does not exceed the drawn exposure and any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

Barclays Bank Group (audited)		Stage 2
As at 31 December 2022	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[a]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	10,458	310	11	41	362	978	11,798
Credit cards, unsecured loans and other retail lending	30,501	3,799	291	496	4,586	1,674	36,761
Wholesale loans	122,849	13,763	145	93	14,001	918	137,768
Total	163,808	17,872	447	630	18,949	3,570	186,327

Impairment allowance
Home loans	12	22	2	1	25	356	393
Credit cards, unsecured loans and other retail lending	393	939	92	171	1,202	1,004	2,599
Wholesale loans	288	256	5	1	262	278	828
Total	693	1,217	99	173	1,489	1,638	3,820

Net exposure
Home loans	10,446	288	9	40	337	622	11,405
Credit cards, unsecured loans and other retail lending	30,108	2,860	199	325	3,384	670	34,162
Wholesale loans	122,561	13,507	140	92	13,739	640	136,940
Total	163,115	16,655	348	457	17,460	1,932	182,507

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.1	7.1	18.2	2.4	6.9	36.4	3.3
Credit cards, unsecured loans and other retail lending	1.3	24.7	31.6	34.5	26.2	60.0	7.1
Wholesale loans	0.2	1.9	3.4	1.1	1.9	30.3	0.6
Total	0.4	6.8	22.1	27.5	7.9	45.9	2.1

As at 31 December 2021
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	9,760	548	22	83	653	958	11,371
Credit cards, unsecured loans and other retail lending	24,011	2,402	198	182	2,782	1,469	28,262
Wholesale loans	95,242	12,275	301	386	12,962	921	109,125
Total	129,013	15,225	521	651	16,397	3,348	148,758

Impairment allowance
Home loans	8	33	1	1	35	343	386
Credit cards, unsecured loans and other retail lending	605	677	39	75	791	906	2,302
Wholesale loans	183	188	3	2	193	435	811
Total	796	898	43	78	1,019	1,684	3,499

Net exposure
Home loans	9,752	515	21	82	618	615	10,985
Credit cards, unsecured loans and other retail lending	23,406	1,725	159	107	1,991	563	25,960
Wholesale loans	95,059	12,087	298	384	12,769	486	108,314
Total	128,217	14,327	478	573	15,378	1,664	145,259

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.1	6.0	4.5	1.2	5.4	35.8	3.4
Credit cards, unsecured loans and other retail lending	2.5	28.2	19.7	41.2	28.4	61.7	8.1
Wholesale loans	0.2	1.5	1.0	0.5	1.5	47.2	0.7
Total	0.6	5.9	8.3	12.0	6.2	50.3	2.4
Note
a.Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £155.1bn (2021: £135.5bn) and impairment allowance of £152m (2021: £104m). This comprises £7m (2021: £4m) ECL on £153.8bn (2021: £135.3bn) Stage 1 assets, £8m (2021: £0m) on £1,142m (2021: £65m) Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets and £137m (2021: £100m) on £141m (2021: £100m) Stage 3 other assets. Loan commitments and financial guarantee contracts have total ECL of £532m (2021: £499m).

Barclays Bank PLC 2022 Annual Report on Form 20-F	59

Risk review
Risk performance
Credit risk
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees
The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the methodology used to determine credit impairment provisions is included on pages 137 to 140. Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 12-month period.

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2022	9,760	8	653	35	958	343	11,371	386
Transfers from Stage 1 to Stage 2	(179)	—	179	—	—	—	—	—
Transfers from Stage 2 to Stage 1	393	16	(393)	(16)	—	—	—	—
Transfers to Stage 3	(192)	—	(39)	(4)	231	4	—	—
Transfers from Stage 3	18	1	33	3	(51)	(4)	—	—
Business activity in the year[a]	1,887	5	—	—	—	—	1,887	5
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	(131)	(17)	(7)	8	8	39	(130)	30
Final repayments[b]	(1,098)	(1)	(64)	(1)	(145)	(3)	(1,307)	(5)
Disposals	—	—	—	—	—	—	—	—
Write-offs[c]	—	—	—	—	(23)	(23)	(23)	(23)
As at 31 December 2022[d]	10,458	12	362	25	978	356	11,798	393

Credit cards, unsecured loans and other retail lending
As at 1 January 2022	24,011	605	2,782	791	1,469	906	28,262	2,302
Transfers from Stage 1 to Stage 2	(2,009)	(40)	2,009	40	—	—	—	—
Transfers from Stage 2 to Stage 1	1,046	218	(1,046)	(218)	—	—	—	—
Transfers to Stage 3	(456)	(14)	(404)	(166)	860	180	—	—
Transfers from Stage 3	51	11	8	5	(59)	(16)	—	—
Business activity in the year[a]	7,668	138	319	113	126	101	8,113	352
Refinements to models used for calculation[e]	—	43	—	187	—	96	—	326
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	3,236	(545)	1,182	473	155	453	4,573	381
Final repayments[b]	(2,887)	(19)	(235)	(12)	(150)	(11)	(3,272)	(42)
Disposals[f]	(159)	(4)	(29)	(11)	(48)	(26)	(236)	(41)
Write-offs[c]	—	—	—	—	(679)	(679)	(679)	(679)
As at 31 December 2022[d]	30,501	393	4,586	1,202	1,674	1,004	36,761	2,599

Wholesale loans
As at 1 January 2022	95,242	183	12,962	193	921	435	109,125	811
Transfers from Stage 1 to Stage 2	(3,684)	(7)	3,684	7	—	—	—	—
Transfers from Stage 2 to Stage 1	4,573	44	(4,573)	(44)	—	—	—	—
Transfers to Stage 3	(254)	(1)	(207)	(5)	461	6	—	—
Transfers from Stage 3	55	6	29	1	(84)	(7)	—	—
Business activity in the year[a]	34,522	55	3,956	80	9	6	38,487	141
Refinements to models used for calculation[e]	—	2	—	(24)	—	—	—	(22)
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	21,238	39	1,738	95	28	204	23,004	338
Final repayments[b]	(27,331)	(33)	(3,557)	(41)	(93)	(44)	(30,981)	(118)
Disposals[f]	(1,512)	—	(31)	—	(49)	(47)	(1,592)	(47)
Write-offs[c]	—	—	—	—	(275)	(275)	(275)	(275)
As at 31 December 2022[d]	122,849	288	14,001	262	918	278	137,768	828
Notes
a.Business activity in the year does not include additional drawdowns on the existing facility which are reported under 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes'. Business activity reported within Credit cards, unsecured loans and other retail lending portfolio includes the Gap portfolio acquisition in US cards of £2.7bn.
b.Final repayments include repayment from the facility closed during the year whereas partial repayments from existing facility are reported under 'Net drawdowns, repayments, net remeasurement and movements due to exposure and risk parameter changes'.
c.In 2022, gross write-offs amounted to £977m (2021: £1,158m) and post write-off recoveries amounted to £33m (2021: £31m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £944m (2021: £1,127m).
d.Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £155.1bn (2021: £135.5bn) and impairment allowance of £152m (2021: £104m). This comprises £7m (2021: £4m) ECL on £153.8bn (2021: £135.3bn) Stage 1 assets, £8m (2021: £0m) on £1,142m (2021: £65m) Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets and £137m (2021: £100m) on £141m (2021: £100m) Stage 3 other assets.
e.Refinements to models used for calculation include £326m in Credit cards, unsecured loans and other retail lending and £(22)m in Wholesale loans. These reflect model enhancements made during the year. Barclays Bank Group continually reviews the output of models to determine accuracy of the ECL calculation including review of

Barclays Bank PLC 2022 Annual Report on Form 20-F	60

Risk review
Risk performance
Credit risk
model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.
f.The £0.2bn of disposals reported within Credit cards, unsecured loans and other retail lending portfolio relate to debt sales undertaken during the year. The £1.6bn of disposals reported within Wholesale loans include sale of debt securities as part of Group Treasury operations.

Reconciliation of ECL movement to credit impairment charge/(release) for the period	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Home loans	4	(10)	36	30
Credit cards, unsecured loans and other retail lending	(208)	422	803	1,017
Wholesale loans	105	69	165	339
ECL movement excluding assets derecognised due to disposals and write-offs	(99)	481	1,004	1,386
ECL movement on loan commitments and financial guarantees	31	1	1	33
ECL movement on other financial assets[a]	3	8	37	48
Recoveries and reimbursements[b]	(121)	(61)	(46)	(228)
Total exchange and other adjustments[c]				(306)
Total credit impairment charge for the year				933
Notes
a.Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £155.1bn (2021: £135.5bn) and impairment allowance of £152m (2021: £104m). This comprises £7m (2021: £4m) ECL on £153.8bn (2021: £135.3bn) Stage 1 assets, £8m (2021: £0m) on £1,142m (2021: £65m) Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets and £137m (2021: £100m) on £141m (2021: £100m) Stage 3 other assets.
b.Recoveries and reimbursements includes £195m of reimbursements expected to be received under the arrangement where Barclays Bank Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts of £33m.
c.Includes foreign exchange and interest and fees in suspense.

Loan commitments and financial guarantees (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2022	53	—	—	—	1	—	54	—
Net transfers between stages	(5)	—	1	—	4	—	—	—
Business activity in the year	26	—	—	—	—	—	26	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	4	—	—	—	—	—	4	—
Limit management and final repayments	(17)	—	—	—	—	—	(17)	—
As at 31 December 2022	61	—	1	—	5	—	67	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2022	78,655	36	3,214	33	32	20	81,901	89
Net transfers between stages	(1,457)	30	1,328	(24)	129	(6)	—	—
Business activity in the year	36,388	24	375	25	12	2	36,775	51
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	10,749	(37)	(1,653)	36	(72)	7	9,024	6
Limit management and final repayments	(6,877)	(6)	(400)	(18)	(6)	(2)	(7,283)	(26)
As at 31 December 2022	117,458	47	2,864	52	95	21	120,417	120

Wholesale loans
As at 1 January 2022	178,006	167	28,417	241	1,017	2	207,440	410
Net transfers between stages	6,139	60	(6,073)	(64)	(66)	4	—	—
Business activity in the year	43,676	28	4,233	54	15	—	47,924	82
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	27,913	(39)	5,993	58	143	(2)	34,049	17
Limit management and final repayments	(54,184)	(29)	(9,509)	(66)	(321)	(2)	(64,014)	(97)
As at 31 December 2022	201,550	187	23,061	223	788	2	225,399	412

Barclays Bank PLC 2022 Annual Report on Form 20-F	61

Risk review
Risk performance
Credit risk

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2021	9,627	6	901	52	1,099	376	11,627	434
Transfers from Stage 1 to Stage 2	(253)	—	253	—	—	—	—	—
Transfers from Stage 2 to Stage 1	331	22	(331)	(22)	—	—	—	—
Transfers to Stage 3	(80)	—	(52)	(5)	132	5	—	—
Transfers from Stage 3	22	—	49	4	(71)	(4)	—	—
Business activity in the year[a]	1,745	2	—	—	—	—	1,745	2
Refinements to models used for calculation[b]	—	—	—	(4)	—	38	—	34
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	(742)	(22)	(25)	11	(70)	(50)	(837)	(61)
Final repayments[c]	(890)	—	(142)	(1)	(114)	(4)	(1,146)	(5)
Disposals	—	—	—	—	—	—	—	—
Write-offs[d]	—	—	—	—	(18)	(18)	(18)	(18)
As at 31 December 2021[e]	9,760	8	653	35	958	343	11,371	386

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	18,923	399	5,571	1,327	1,853	1,253	26,347	2,979
Transfers from Stage 1 to Stage 2	(897)	(41)	897	41	—	—	—	—
Transfers from Stage 2 to Stage 1	2,520	548	(2,520)	(548)	—	—	—	—
Transfers to Stage 3	(307)	(13)	(362)	(165)	669	178	—	—
Transfers from Stage 3	21	5	13	9	(34)	(14)	—	—
Business activity in the year[a]	4,731	84	106	23	16	5	4,853	112
Refinements to models used for calculation[b]	—	(3)	—	(27)	—	—	—	(30)
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	509	(360)	(514)	147	(96)	337	(101)	124
Final repayments[c]	(1,489)	(14)	(409)	(16)	(76)	(5)	(1,974)	(35)
Disposals[f]	—	—	—	—	(37)	(22)	(37)	(22)
Write-offs[d]	—	—	—	—	(826)	(826)	(826)	(826)
As at 31 December 2021[e]	24,011	605	2,782	791	1,469	906	28,262	2,302

Wholesale loans
As at 1 January 2021	83,254	280	15,938	533	2,167	840	101,359	1,653
Transfers from Stage 1 to Stage 2	(4,122)	(14)	4,122	14	—	—	—	—
Transfers from Stage 2 to Stage 1	5,454	179	(5,454)	(179)	—	—	—	—
Transfers to Stage 3	(32)	(1)	(164)	(12)	196	13	—	—
Transfers from Stage 3	363	3	145	5	(508)	(8)	—	—
Business activity in the year[a]	27,946	74	1,674	15	37	23	29,657	112
Refinements to models used for calculation[b]	—	—	—	3	—	—	—	3
Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes	2,448	(301)	1,072	(14)	(82)	47	3,438	(268)
Final repayments[c]	(19,481)	(29)	(4,322)	(168)	(504)	(125)	(24,307)	(322)
Disposals[f]	(588)	(8)	(49)	(4)	(71)	(41)	(708)	(53)
Write-offs[d]	—	—	—	—	(314)	(314)	(314)	(314)
As at 31 December 2021[e]	95,242	183	12,962	193	921	435	109,125	811
Notes
a.Business activity during the year does not include additional drawdowns on the existing facility which are reported under 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes'.
b.Refinements to models used for calculation include £34m movement in Home loans, £(30)m in Credit cards, unsecured loans and other retail lending and £3m in Wholesale loans. These reflect enhancements made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.
c.Final repayments include repayment from the facility closed during the year whereas partial repayments from existing facility are reported under 'Net drawdowns, repayments, net remeasurement and movements due to exposure and risk parameter changes'.
d.In 2021, gross write-offs amounted to £1,158m (2020: £1,337m) and post write-off recoveries amounted to £31m (2020: £4m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,127m (2020: £1,333m).

Barclays Bank PLC 2022 Annual Report on Form 20-F	62

Risk review
Risk performance
Credit risk
e.Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £135.5bn (2020: £150.3bn) and impairment allowance of £104m (2020: £145m). This comprises £4m (2020 £7m) ECL on £135.3bn (2020: £146.3bn) stage 1 assets , £0m (2020: £6m) on £65m (2020: £3.8bn) stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets and £100m (2020: £132m) on £100m (2020: £132m) Stage 3 other assets .
f.The £37m of disposals reported within Credit cards, unsecured loans and other retail lending portfolio relate to debt sales undertaken during the year. The £708m of disposal reported within Wholesale loans include debt sales and sale of Barclays Asset Finance.

Reconciliation of ECL movement to credit impairment (release)/charge for the period	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Home loans	2	(17)	(15)	(30)
Credit cards, unsecured loans and other retail lending	206	(536)	501	171
Wholesale loans	(89)	(336)	(50)	(475)
ECL movement excluding assets derecognised due to disposals and write-offs	119	(889)	436	(334)
ECL movement on loan commitments and financial guarantees	(36)	(205)	(29)	(270)
ECL movement on other financial assets[a]	(3)	(6)	(4)	(13)
Recoveries and reimbursements[b]	47	220	(8)	259
Total exchange and other adjustments[c]				81
Total credit impairment release for the year				(277)
Notes
a.Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £135.5bn (2020: £150.3bn) and impairment allowance of £104m (2020: £145m). This comprises £4m ECL (2020 £7m) on £135.3bn stage 1 assets (2020: £146.3bn), £0m (2020: £6m) on £65m (2020: £3.8bn) stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets and £100m (2020: £132m) on £100m (2020: £132m) Stage 3 other assets.
b.Recoveries and reimbursements includes a net reduction in amounts recoverable from financial guarantee contracts held with third parties of £290m and cash recoveries of previously written off amounts to £31m.
c.Includes foreign exchange and interest and fees in suspense.

Loan commitments and financial guarantees (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2021	125	—	2	—	4	—	131	—
Net transfers between stages	—	—	—	—	—	—	—	—
Business activity in the year	19	—	—	—	—	—	19	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(4)	—	—	—	—	—	(4)	—
Limit management and final repayments	(87)	—	(2)	—	(3)	—	(92)	—
As at 31 December 2021	53	—	—	—	1	—	54	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	68,211	34	6,244	33	30	23	74,485	90
Net transfers between stages	2,992	(4)	(3,431)	(2)	439	6	—	—
Business activity in the year	10,628	—	410	—	2	—	11,040	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	3,712	6	585	2	(437)	(9)	3,860	(1)
Limit management and final repayments	(6,888)	—	(594)	—	(2)	—	(7,484)	—
As at 31 December 2021	78,655	36	3,214	33	32	20	81,901	89

Wholesale loans
As at 1 January 2021	160,404	205	39,426	446	2,031	28	201,861	679
Net transfers between stages	7,801	220	(6,730)	(214)	(1,071)	(6)	—	—
Business activity in the year	45,395	14	4,658	102	9	—	50,062	116
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	10,551	(232)	2	12	539	(13)	11,092	(233)
Limit management and final repayments	(46,145)	(40)	(8,939)	(105)	(491)	(7)	(55,575)	(152)
As at 31 December 2021	178,006	167	28,417	241	1,017	2	207,440	410

Barclays Bank PLC 2022 Annual Report on Form 20-F	63

Risk review
Risk performance
Credit risk
Stage 2 decomposition

Loans and advances at amortised cost[a]
	Gross Exposure				Impairment Allowance
	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2
As at 31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m
Home Loans	225	73	64	362	20	2	3	25
Credit cards, unsecured loans and other retail lending	3,286	1,200	100	4,586	855	323	24	1,202
Wholesale loans	11,683	2,177	141	14,001	192	68	2	262
Total Stage 2	15,194	3,450	305	18,949	1,067	393	29	1,489

Loans and advances at amortised cost[a]
	Gross Exposure				Impairment Allowance
	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m
Home Loans	530	83	40	653	23	4	8	35
Credit cards, unsecured loans and other retail lending	1,627	1,079	76	2,782	505	273	13	791
Wholesale loans	11,132	1,431	399	12,962	151	37	5	193
Total Stage 2	13,289	2,593	515	16,397	679	314	26	1,019
Note
aWhere balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL has been assigned in order of categories presented.
Stage 2 exposures are predominantly identified using quantitative tests where the lifetime probability of default (PD) has deteriorated more than a pre-determined amount since origination during the year. This is augmented by inclusion of accounts meeting the designated high risk criteria (including watchlist) for the portfolio under the qualitative test. Qualitative tests include £2.2bn (2021: £1.4bn) relating to Corporate and Investment Bank and £1.2bn (2021: £1.1bn) relating to Consumer, Cards and Payments.
A small number of other accounts (2% of impairment allowances and 0% of gross exposure) are included in Stage 2. These accounts are not otherwise identified by the quantitative or qualitative tests but are more than 30 days past due. The percentage triggered by these backstop criteria is a measure of the effectiveness of the Stage 2 criteria in identifying deterioration prior to delinquency. These balances include items in Corporate and Investment Bank for reasons such as outstanding interest and fees rather than principal balances.
For further detail on the three criteria for determining a significant increase in credit risk required for Stage 2 classification, refer to Note 8.

Barclays Bank PLC 2022 Annual Report on Form 20-F	64

Risk review
Risk performance
Credit risk
Stage 3 decomposition

Loans and advances at amortised cost
	Gross Exposure			Impairment Allowance
	Exposures not charged-off including within cure period[a]	Exposures individually assessed or in recovery book	Total Stage 3	Exposures not charged-off including within cure period[a]	Exposures individually assessed or in recovery book	Total Stage 3
As at 31 December 2022	£m	£m	£m	£m	£m	£m
Home Loans	280	698	978	24	332	356
Credit cards, unsecured loans and other retail lending	755	919	1,674	421	583	1,004
Wholesale loans	100	818	918	1	277	278
Total Stage 3	1,135	2,435	3,570	446	1,192	1,638

Loans and advances at amortised cost
	Gross Exposure			Impairment Allowance
	Exposures not charged-off including within cure perioda	Exposures individually assessed or in recovery book	Total Stage 3	Exposures not charged-off including within cure perioda	Exposures individually assessed or in recovery book	Total Stage 3
As at 31 December 2021	£m	£m	£m	£m	£m	£m
Home Loans	274	684	958	21	322	343
Credit cards, unsecured loans and other retail lending	592	877	1,469	297	609	906
Wholesale loans	38	883	921	1	434	435
Total Stage 3	904	2,444	3,348	319	1,365	1,684
Notes
aIncludes £0.4bn (2021: £0.7bn) of gross exposure in a cure period that must remain in Stage 3 for a minimum of 12 months before moving to Stage 2.

Stage 3 is comprised of exposures that are considered to be credit impaired. An asset is considered credit impaired when one or more events occur that have a detrimental impact on the estimated future cash flows of the financial asset. This comprises assets defined as defaulted and other individually assessed exposures where imminent default or actual loss is identified. Stage 3 exposures have increased compared to 2021 due to a gradual increase in delinquencies in retail unsecured lending.
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
Management adjustments are captured through “Economic uncertainty” and “Other” adjustments presented by product below:

Management adjustments to models for impairment allowance presented by product (audited)[a]
	Impairment allowance pre management adjustments[b]	Economic uncertainty adjustments (a)	Other adjustments (b)	Management adjustments (a+b)	Total impairment allowance[c]	Proportion of Management adjustments to total impairment allowance
As at 31 December 2022	£m	£m	£m	£m	£m	%
Home loans	393	—	—	—	393	—
Credit cards, unsecured loans and other retail lending	2,627	2	90	92	2,719	3.4
Wholesale loans	1,354	95	(209)	(114)	1,240	(9.2)
Total	4,374	97	(119)	(22)	4,352	(0.5)

As at 31 December 2021	£m	£m	£m	£m	£m	%
Home loans	352	34	—	34	386	8.8
Credit cards, unsecured loans and other retail lending	1,425	771	195	966	2,391	40.4
Wholesale loans	1,079	244	(102)	142	1,221	11.6
Total	2,856	1,049	93	1,142	3,998	28.6

Barclays Bank PLC 2022 Annual Report on Form 20-F	65

Risk review
Risk performance
Credit risk

Economic uncertainty adjustments are presented by stage (audited)
	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2022	£m	£m	£m	£m
Home loans	—	—	—	—
Credit cards, unsecured loans and other retail lending	—	2	—	2
Wholesale loans	97	(2)	—	95
Total	97	—	—	97

As at 31 December 2021	£m	£m	£m	£m
Home loans	—	23	11	34
Credit cards, unsecured loans and other retail lending	369	394	8	771
Wholesale loans	176	68	—	244
Total	545	485	19	1,049
Notes:
a.Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
b.Includes £3.7bn (2021: £2.3bn) of modelled ECL, £0.3bn (2021: £0.5bn) of individually assessed impairments and £0.4bn (2021: £0.1bn) ECL from non-modelled exposures.
c.Total impairment allowance consists of ECL stock on drawn and undrawn exposures.
Economic uncertainty adjustments
Models have been developed with data from non-inflationary periods establishing a relationship between input variables and customer delinquency based on past behaviour. Additionally, models are trying to interpret significant rates of change in macroeconomic variables and applying these to stable probability of default (PD) levels. As such there is a risk that the modelled output fails to capture the appropriate response to changes in macroeconomic variables and rising costs with modelled impairment provisions impacted by uncertainty.
This uncertainty continues to be captured in two ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.

In 2022, previously established economic uncertainty adjustments have been partially released, informed by some normalisation of customer behaviour, refreshed macroeconomic scenarios and a rebuild of certain models to better capture the macroeconomic outlook.
The balance as at 31 December 2022 is £97m (FY21: £1,049m) and includes:
Customer and client uncertainty provisions of £193m (FY21: £906m) includes:
•Credit cards and unsecured loans and other retail lending: £2m (FY21: £758m)
The decrease in the adjustment of £(756)m is attributable to some normalisation of customer behaviour and macroeconomic deterioration now appropriately captured within the modelled output post model enhancements made during the year.
•Wholesale loans: £191m (FY21: £148m) includes an adjustment for exposures considered most at risk from inflationary concerns, supply chain constraints and consumer demand headwinds. The adjustment involves applying stage 2 coverage rates to stage 1 exposures assessed as most vulnerable.
Model uncertainty provisions of £(96)m (FY21: £143m) includes:
•Wholesale loans: £(96)m (FY21: £96m) includes an adjustment to correct for the deterioration in wholesale PDs impacted by model over-sensitivity to certain macroeconomic variables. In 2021, this adjustment was held at £96m driven by an unintuitive model output from certain Q421 macroeconomic variables.
Other adjustments
Other adjustments are operational in nature and are expected to remain in place until they can be reflected in the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.
Other adjustments of £(119)m (FY21: £93m) include:
•Credit cards and unsecured loan and other retail lending: £90m (FY 21: £195m) primarily includes an adjustment to the qualitative measures used in identification of high-risk account management (HRAM) accounts for US cards and an adjustment for adoption of the new definition of default under the Capital Requirements Regulation.
The £195m adjustments held in FY21 primarily included adjustments for model performance informed by model monitoring. These adjustments are no longer required due to model enhancements made during the year.
•Wholesale loans: £(209)m (FY21: £(102)m) primarily includes adjustments for model performance informed by model monitoring.

Barclays Bank PLC 2022 Annual Report on Form 20-F	66

Risk review
Risk performance
Credit risk
Measurement uncertainty and sensitivity analysis
The measurement of modelled ECL involves complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk. The Barclays Bank Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium term forecasts), and Bloomberg (based on median of economic forecasts) which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a broadly similar severity to the Barclays Bank Group's internal stress tests and stress scenarios provided by regulators whilst also considering IFRS 9 specific sensitivities and non-linearity. The favourable scenarios are designed to reflect plausible upside risks to the Baseline scenario which are broadly consistent with the economic narrative approved by the Senior Scenario Review Committee. All scenarios are regenerated at a minimum semi-annually. The scenarios include key economic variables (including GDP, unemployment, House Price Index (HPI) and base rates in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately seven years.
Scenarios used to calculate the Barclays Bank Group’s ECL charge were refreshed in Q422 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, further deterioration in major economies, as inflation pressures continue to squeeze household income, along with significant monetary policy tightening, contribute to lower growth prospects. UK GDP is expected to continue falling into 2023 and the US economy dips into mild recession in 2023. Slight increases in the UK and US unemployment rates are expected, peaking at 4.9% in Q423 and 4.7% in Q124 respectively. Central banks continue raising interest rates, peaking during 2023, and consumer price inflation eases over 2023.
In the Downside 2 scenario, inflation continues to accelerate amid increasing gas and oil prices and persistent supply-chain pressures as a result of the Russian invasion of Ukraine. Central banks are forced to raise interest rates sharply with the UK bank rate reaching 8.0% and the US federal funds rate peaking at 7.0%. Unemployment peaks at 8.5% in the UK and 8.6% in the US. Given already stretched valuations, the sharp increase in borrowing costs sees house prices decrease significantly. In the Upside 2 scenario, lower energy prices add downward pressure on prices globally, while recovering labour force participation limits wage growth. As a result of easing inflation, central banks lower interest rates to support the economic recovery.
The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The same scenarios used in the estimation of expected credit losses are also used to inform the Barclays Bank Group's internal planning purposes. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices, credit cards and unsecured consumer loans are highly sensitive to unemployment. The increase in the Downside weightings and the decrease in the Upside weightings reflected the deteriorating economic outlook which moved the Baseline UK/US GDP paths closer to the Downside scenarios. For further details see pages 68 to 70.

The economic uncertainty adjustments of £0.1bn (2021: £1.0bn) have been applied as overlays to the modelled ECL output. These adjustments consist of a customer and client uncertainty provision of £0.2bn (2021: £0.9bn), which has been applied to customers and clients considered most vulnerable to affordability pressures, and a model uncertainty adjustment of £(0.1)bn (2021: £0.1bn). For further details see page 66.
The tables below show the key macroeconomic variables used in the five scenarios (five year annual paths), the probability weights applied to each scenario and the macroeconomic variables by scenario using ‘specific bases’ i.e. the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios and the lowest unemployment for upside scenarios. five year average tables and movement over time graphs provide additional transparency. Annual paths show quarterly averages for the year (unemployment and base rate) or change in the year (GDP and HPI).

Barclays Bank PLC 2022 Annual Report on Form 20-F	67

Risk review
Risk performance
Credit risk

Baseline average macroeconomic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	(0.8)	0.9	1.8	1.9
UK unemployment[b]	3.7	4.5	4.4	4.1	4.2
UK HPI[c]	8.4	(4.7)	(1.7)	2.2	2.2
UK bank rate	1.8	4.4	4.1	3.8	3.4
US GDP[a]	1.8	0.5	1.2	1.5	1.5
US unemployment[d]	3.7	4.3	4.7	4.7	4.7
US HPI[e]	11.2	1.8	1.5	2.3	2.4
US federal funds rate	2.1	4.8	3.6	3.1	3.0

	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	4.9	2.3	1.9	1.7
UK unemployment[b]	4.8	4.7	4.5	4.3	4.2
UK HPI[c]	4.7	1.0	1.9	1.9	2.3
UK bank rate	0.1	0.8	1.0	1.0	0.8
US GDP[a]	5.5	3.9	2.6	2.4	2.4
US unemployment[d]	5.5	4.2	3.6	3.6	3.6
US HPI[e]	11.8	4.5	5.2	4.9	5.0
US federal funds rate	0.2	0.3	0.9	1.2	1.3

Downside 2 average macroeconomic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	(3.4)	(3.8)	2.0	2.3
UK unemployment[b]	3.7	6.0	8.4	8.0	7.4
UK HPI[c]	8.4	(18.3)	(18.8)	(7.7)	8.2
UK bank rate	1.8	7.3	7.9	6.6	5.5
US GDP[a]	1.8	(2.7)	(3.4)	2.0	2.6
US unemployment[d]	3.7	6.0	8.5	8.1	7.1
US HPI[e]	11.2	(3.1)	(4.0)	(1.9)	4.8
US federal funds rate	2.1	6.6	6.9	5.8	4.6

	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	0.2	(4.0)	2.8	4.3
UK unemployment[b]	4.8	7.2	9.0	7.6	6.3
UK HPI[c]	4.7	(14.3)	(21.8)	11.9	15.2
UK bank rate	0.1	2.2	3.9	3.1	2.2
US GDP[a]	5.5	(0.8)	(3.5)	2.5	3.2
US unemployment[d]	5.5	6.4	9.1	8.1	6.4
US HPI[e]	11.8	(6.6)	(9.0)	5.9	6.7
US federal funds rate	0.2	2.1	3.4	2.6	2.0

Barclays Bank PLC 2022 Annual Report on Form 20-F	68

Risk review
Risk performance
Credit risk

Downside 1 average macroeconomic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	(2.1)	(1.5)	1.9	2.1
UK unemployment[b]	3.7	5.2	6.4	6.0	5.8
UK HPI[c]	8.4	(11.7)	(10.6)	(2.8)	5.2
UK bank rate	1.8	5.9	6.1	5.3	4.6
US GDP[a]	1.8	(1.1)	(1.1)	1.7	2.1
US unemployment[d]	3.7	5.1	6.6	6.4	5.9
US HPI[e]	11.2	(0.7)	(1.3)	0.2	3.6
US federal funds rate	2.1	5.8	5.4	4.4	3.9

	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	2.8	(0.7)	2.3	2.9
UK unemployment[b]	4.8	6.2	6.8	6.0	5.3
UK HPI[c]	4.7	(6.8)	(10.5)	6.9	8.6
UK bank rate	0.1	1.6	2.7	2.3	1.6
US GDP[a]	5.5	1.6	(0.4)	2.4	2.7
US unemployment[d]	5.5	5.4	6.6	6.1	5.2
US HPI[e]	11.8	(1.2)	(2.1)	4.8	5.2
US federal funds rate	0.2	1.3	2.3	2.1	1.8

Upside 2 average macroeconomic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	2.8	3.7	2.9	2.4
UK unemployment[b]	3.7	3.5	3.4	3.4	3.4
UK HPI[c]	8.4	8.7	7.5	4.4	4.2
UK bank rate	1.8	3.1	2.6	2.5	2.5
US GDP[a]	1.8	3.3	3.5	2.8	2.8
US unemployment[d]	3.7	3.3	3.3	3.3	3.3
US HPI[e]	11.2	5.8	5.1	4.5	4.5
US federal funds rate	2.1	3.6	2.9	2.8	2.8

	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	7.2	4.0	2.7	2.1
UK unemployment[b]	4.8	4.5	4.1	4.0	4.0
UK HPI[c]	4.7	8.5	9.0	5.2	4.2
UK bank rate	0.1	0.2	0.5	0.5	0.3
US GDP[a]	5.5	5.3	4.1	3.5	3.4
US unemployment[d]	5.5	3.9	3.4	3.3	3.3
US HPI[e]	11.8	10.6	8.5	7.2	6.6
US federal funds rate	0.2	0.3	0.4	0.7	1.0

Barclays Bank PLC 2022 Annual Report on Form 20-F	69

Risk review
Risk performance
Credit risk

Upside 1 average macroeconomic variables used in the calculation of ECL
	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	1.0	2.3	2.4	2.1
UK unemployment[b]	3.7	4.0	3.9	3.8	3.8
UK HPI[c]	8.4	1.8	2.9	3.3	3.2
UK bank rate	1.8	3.5	3.3	3.0	2.8
US GDP[a]	1.8	1.9	2.3	2.2	2.2
US unemployment[d]	3.7	3.8	4.0	4.0	4.0
US HPI[e]	11.2	3.8	3.3	3.4	3.4
US federal funds rate	2.1	3.9	3.4	3.0	3.0

	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP[a]	6.2	6.0	3.1	2.3	1.9
UK unemployment[b]	4.8	4.6	4.3	4.2	4.1
UK HPI[c]	4.7	5.0	5.0	3.9	3.3
UK bank rate	0.1	0.6	0.8	0.8	0.5
US GDP[a]	5.5	4.6	3.4	2.9	2.9
US unemployment[d]	5.5	4.0	3.5	3.5	3.5
US HPI[e]	11.8	8.3	7.0	6.0	5.7
US federal funds rate	0.2	0.3	0.6	1.0	1.1
Notes
aAverage Real GDP seasonally adjusted change in year.
bAverage UK unemployment rate 16-year+.
cChange in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
dAverage US civilian unemployment rate 16-year+.
eChange in year end US HPI = FHFA house price index, relative to prior year end.

Scenario probability weighting (audited)[a]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2022
Scenario probability weighting	10.9	23.1	39.4	17.6	9.0
As at 31 December 2021
Scenario probability weighting	20.9	27.2	30.1	14.8	7.0
Note
aFor further details on changes to scenario weights see page 67.
Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest points relative to the start point in the 20 quarter period.

Barclays Bank PLC 2022 Annual Report on Form 20-F	70

Risk review
Risk performance
Credit risk

Macroeconomic variables used in the calculation of ECL (specific bases) (audited)[a]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2022
UK GDP[b]	13.9	9.4	1.4	(3.2)	(6.8)
UK unemployment[c]	3.4	3.6	4.2	6.6	8.5
UK HPI[d]	37.8	21.0	1.2	(17.9)	(35.0)
UK bank rate[c]	0.5	0.5	3.5	6.3	8.0
US GDP[b]	14.1	9.6	1.3	(2.5)	(6.3)
US unemployment[c]	3.3	3.6	4.4	6.7	8.6
US HPI[d]	35.0	27.5	3.8	3.7	0.2
US federal funds rate[c]	0.1	0.1	3.3	6.0	7.0
As at 31 December 2021
UK GDP[b]	21.4	18.3	3.4	(1.6)	(1.6)
UK unemployment[c]	4.0	4.1	4.5	7.0	9.2
UK HPI[d]	35.7	23.8	2.4	(12.7)	(29.9)
UK bank rate[c]	0.1	0.1	0.7	2.8	4.0
US GDP[b]	22.8	19.6	3.4	1.5	(1.3)
US unemployment[c]	3.3	3.5	4.1	6.8	9.5
US HPI[d]	53.3	45.2	6.2	2.2	(5.0)
US federal funds rate[c]	0.1	0.1	0.8	2.3	3.5
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables used in the calculation of ECL (5 year averages) (audited)[a]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2022
UK GDP[e]	3.0	2.2	1.4	0.7	0.0
UK unemployment[f]	3.5	3.8	4.2	5.4	6.7
UK HPI[g]	6.6	3.9	1.2	(2.6)	(6.4)
UK bank rate[f]	2.5	2.9	3.5	4.7	5.8
US GDP[e]	2.9	2.1	1.3	0.7	0.0
US unemployment[f]	3.4	3.9	4.4	5.5	6.7
US HPI[g]	6.2	5.0	3.8	2.5	1.2
US federal funds rate[f]	2.8	3.1	3.3	4.3	5.2
As at 31 December 2021
UK GDP[e]	4.4	3.9	3.4	2.7	1.8
UK unemployment[f]	4.3	4.4	4.5	5.8	7.0
UK HPI[g]	6.3	4.4	2.4	0.3	(2.0)
UK bank rate[f]	0.3	0.5	0.7	1.7	2.3
US GDP[e]	4.4	3.9	3.4	2.4	1.3
US unemployment[f]	3.9	4.0	4.1	5.7	7.1
US HPI[g]	8.9	7.7	6.2	3.6	1.4
US federal funds rate[f]	0.5	0.6	0.8	1.5	2.1
Notes
aUK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index. 20 quarter period starts from Q121 (2020: Q120).
bMaximum growth relative to Q420 (2021: Q419), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline; minimum growth relative to Q420 (2021: Q419), based on 20 quarter period in Downside scenarios.
cLowest quarter in Upside scenarios; 5-year average in Baseline; highest quarter in Downside scenarios. Period based on 20 quarters from Q121 (2021: Q120).
dMaximum growth relative to Q420 (2021: Q419), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q420 (2021: Q419), based on 20 quarter period in Downside scenarios.
e5-year yearly average CAGR, starting 2021 (2021: 2020)
f5-year average. Period based on 20 quarters from Q121 (2021: Q120)
g5-year quarter end CAGR, starting Q420 (2021: Q419)

Barclays Bank PLC 2022 Annual Report on Form 20-F	71

Risk review
Risk performance
Credit risk
The graphs below plot the historical data for GDP growth rate and unemployment rate in the UK and US as well as the forecasted data under each of the five scenarios.

GDP growth based on year on year growth each quarter (Q/(Q-4))

Barclays Bank PLC 2022 Annual Report on Form 20-F	72

Risk review
Risk performance
Credit risk
ECL under 100% weighted scenarios for modelled portfolios (audited)
The table below shows the Expected Credit Loss (ECL) assuming scenarios have been 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios.
Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures.

	Scenarios
As at 31 December 2022	Weighted[a]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Home loans	3,622	3,652	3,642	3,627	3,593	3,557
Credit cards, unsecured loans and other retail lending[b,c]	55,016	54,797	54,789	54,855	55,062	55,197
Wholesale loans	167,476	171,642	170,664	169,325	163,888	152,417
Stage 1 Model ECL (£m)
Home loans	3	3	3	3	3	4
Credit cards, unsecured loans and other retail lending	436	415	427	438	445	452
Wholesale loans	287	220	243	273	337	379
Stage 1 Coverage (%)
Home loans	0.1	0.1	0.1	0.1	0.1	0.1
Credit cards, unsecured loans and other retail lending	0.8	0.8	0.8	0.8	0.8	0.8
Wholesale loans	0.2	0.1	0.1	0.2	0.2	0.2
Stage 2 Model exposure (£m)
Home loans	252	223	233	248	281	317
Credit cards, unsecured loans and other retail lending[b,c]	4,865	4,411	4,713	4,996	5,250	5,657
Wholesale loans	18,850	14,684	15,662	17,001	22,438	33,909
Stage 2 Model ECL (£m)
Home loans	24	14	18	22	34	45
Credit cards, unsecured loans and other retail lending	1,173	1,037	1,105	1,173	1,269	1,402
Wholesale loans	521	360	411	482	682	1,092
Stage 2 Coverage (%)
Home loans	9.5	6.3	7.7	8.9	12.1	14.2
Credit cards, unsecured loans and other retail lending	24.1	23.5	23.4	23.5	24.2	24.8
Wholesale loans	2.8	2.5	2.6	2.8	3.0	3.2
Stage 3 Model exposure (£m)[d]
Home loans	583	583	583	583	583	583
Credit cards, unsecured loans and other retail lending	1,194	1,194	1,194	1,194	1,194	1,194
Wholesale loans	—	—	—	—	—	—
Stage 3 Model ECL (£m)
Home loans	319	308	313	317	328	337
Credit cards, unsecured loans and other retail lending	895	877	886	895	907	917
Wholesale loans[e]	—	—	—	—	—	—
Stage 3 Coverage (%)
Home loans	54.7	52.8	53.7	54.4	56.3	57.8
Credit cards, unsecured loans and other retail lending	75.0	73.5	74.2	75.0	76.0	76.8
Wholesale loans[e]	—	—	—	—	—	—
Total Model ECL (£m)
Home loans	346	325	334	342	365	386
Credit cards, unsecured loans and other retail lending	2,504	2,329	2,418	2,506	2,621	2,771
Wholesale loans[e]	808	580	654	755	1,019	1,471
Total ECL	3,658	3,234	3,406	3,603	4,005	4,628

Barclays Bank PLC 2022 Annual Report on Form 20-F	73

Risk review
Risk performance
Credit risk

Reconciliation to total ECL	£m
Total weighted model ECL	3,658
ECL from individually assessed impairments[e]	316
ECL from non-modelled and others	400
ECL from post model management adjustments[f]	(22)
Of which: ECL from economic uncertainty adjustments	97
Total ECL	4,352
Note
aModel exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
bFor Credit cards, unsecured loans and other retail lending, the model exposure movement between stages 1 and 2 across scenarios differs due to additional impacts from the undrawn exposure.
cFor Credit cards, unsecured loans and other retail lending, the dispersion of results around Baseline has narrowed following model enhancements made during the year.
dModel exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31st December 2022 and not on macroeconomic scenario.
eMaterial wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £316m is reported as an individually assessed impairment in the reconciliation table.
fPost Model Adjustments include negative adjustments reflecting operational post model adjustments.
The use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 1.5%.
Home loans: Total weighted ECL of £346m represents a 1.2% increase over the Baseline ECL (£342m) reflecting the nature of the Italy portfolio.

Credit cards, unsecured loans and other retail lending: Total weighted ECL of £2,504m is aligned to the Baseline ECL (£2,506m). The impact of the deteriorated Baseline scenario relative to the severity of the Downside scenarios is greater than the impact of the higher weights applied to the Downside scenarios when compared to 2021. This results in a convergence between Baseline and Weighted ECL in 2022. Total ECL increases to £2,771m under the Downside 2 scenario, mainly driven by significant increase in US unemployment rate to 6.0% in 2023.
Wholesale loans: Total weighted ECL of £808m represents a 7.0% increase over the Baseline ECL (£755m) reflecting the range of economic scenarios used, with exposures in the Investment Bank being particularly sensitive to the Downside 2 scenario.

Barclays Bank PLC 2022 Annual Report on Form 20-F	74

Risk review
Risk performance
Credit risk

	Scenarios
As at 31 December 2021	Weighted[a]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2

Stage 1 Model exposure (£m)
Home loans	3,905	3,915	3,911	3,906	3,885	3,868
Credit cards, unsecured loans and other retail lending[b,c]	30,282	27,945	29,092	30,271	32,013	30,280
Wholesale loans	142,804	145,097	144,688	143,967	140,402	135,764
Stage 1 Model ECL (£m)
Home loans	2	2	2	2	3	3
Credit cards, unsecured loans and other retail lending	221	157	164	173	254	332
Wholesale loans	219	189	200	216	250	282
Stage 1 Coverage (%)
Home loans	0.1	0.1	0.1	0.1	0.1	0.1
Credit cards, unsecured loans and other retail lending	0.7	0.6	0.6	0.6	0.8	1.1
Wholesale loans	0.2	0.1	0.1	0.2	0.2	0.2

Stage 2 Model exposure (£m)
Home loans	228	219	222	227	249	266
Credit cards, unsecured loans and other retail lending[b,c]	2,291	1,771	1,919	2,082	4,586	11,493
Wholesale loans	29,124	26,831	27,240	27,961	31,525	36,163
Stage 2 Model ECL (£m)
Home loans	12	10	10	11	18	24
Credit cards, unsecured loans and other retail lending	365	264	295	333	599	2,278
Wholesale loans	506	395	420	462	712	1,229
Stage 2 Coverage (%)
Home loans	5.3	4.6	4.5	4.8	7.2	9.0
Credit cards, unsecured loans and other retail lending	15.9	14.9	15.4	16.0	13.1	19.8
Wholesale loans	1.7	1.5	1.5	1.7	2.3	3.4

Stage 3 Model exposure (£m)[d]
Home loans	610	610	610	610	610	610
Credit cards, unsecured loans and other retail lending	1,028	1,028	1,028	1,028	1,028	1,028
Wholesale loans	0	0	0	0	0	0
Stage 3 Model ECL (£m)
Home loans	297	290	292	296	310	320
Credit cards, unsecured loans and other retail lending	696	685	690	696	710	722
Wholesale loans[e]	0	0	0	0	0	0
Stage 3 Coverage (%)
Home loans	48.7	47.5	47.9	48.5	50.8	52.5
Credit cards, unsecured loans and other retail lending	67.7	66.6	67.1	67.7	69.1	70.2
Wholesale loans[e]	0.0	0.0	0.0	0.0	0.0	0.0

Total Model ECL (£m)
Home loans	311	302	304	309	331	347
Credit cards, unsecured loans and other retail lending	1,282	1,106	1,149	1,202	1,563	3,332
Wholesale loans[e]	725	584	620	678	962	1,511
Total ECL	2,318	1,992	2,073	2,189	2,856	5,190

Barclays Bank PLC 2022 Annual Report on Form 20-F	75

Risk review
Risk performance
Credit risk

Reconciliation to total ECL	£m
Total weighted model ECL	2,318
ECL from individually assessed impairments[e]	463
ECL from non-modelled and others	75
ECL from post model management adjustments	1,142
Of which: ECL from economic uncertainty adjustments	1,049
Total ECL	3,998
Notes
aModel exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
bFor Credit cards, unsecured loans and other retail lending, the model exposure movement between stages 1 and 2 across scenarios differs due to additional impacts from the undrawn exposure.
cIn 2021, Loans & Advances at amortised cost were used as model exposure for the International Consumer Bank within this disclosure. The process was revised in 2022 to incorporate Exposure at Default (EAD) with no impact to ECL. This has been represented in prior year comparatives.
dModel exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31st December 2021 and not on macroeconomic scenario.
eMaterial wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £463m is reported as an individually assessed impairment in the reconciliation table.

Barclays Bank PLC 2022 Annual Report on Form 20-F	76

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
Geographic concentrations
Exposure is concentrated in the Americas 45% (2021: 44%), in the UK 26% (2021: 25%) and Europe 22% (2021: 24%).

Credit risk concentrations by geography (audited)
Barclays Bank Group	United Kingdom	Americas	Europe	Asia	Africa and Middle East	Total
As at 31 December 2022	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	74,792	49,830	73,677	3,552	291	202,142
Cash collateral and settlement balances	37,994	36,503	21,962	10,345	1,058	107,862
Loans and advances at amortised cost	67,271	72,633	31,532	5,958	5,113	182,507
Reverse repurchase agreements and other similar secured lending	—	127	329	262	7	725
Trading portfolio assets	9,341	35,481	16,925	5,300	1,581	68,628
Financial assets at fair value through the income statement	28,769	106,715	41,355	20,535	8,820	206,194
Derivative financial instruments	99,695	101,402	77,106	22,299	2,474	302,976
Financial assets at fair value through other comprehensive income	5,228	17,950	15,929	5,718	258	45,083
Other assets	1,367	118	13	3	2	1,503
Total on-balance sheet	324,457	420,759	278,828	73,972	19,604	1,117,620

Off-balance sheet:
Contingent liabilities	7,530	11,297	4,811	1,760	402	25,800
Loan commitments	45,027	240,343	42,533	4,321	2,753	334,977
Total off-balance sheet	52,557	251,640	47,344	6,081	3,155	360,777
Total	377,014	672,399	326,172	80,053	22,759	1,478,397

As at 31 December 2021
On-balance sheet:
Cash and balances at central banks	45,470	38,735	76,846	7,789	245	169,085
Cash collateral and settlement balances	30,107	28,272	21,754	7,210	742	88,085
Loans and advances at amortised cost	62,269	50,718	23,576	4,775	3,921	145,259
Reverse repurchase agreements and other similar secured lending	9	123	351	2,508	186	3,177
Trading portfolio assets	12,852	29,478	15,062	4,943	890	63,225
Financial assets at fair value through the income statement	26,096	95,456	30,080	21,798	9,998	183,428
Derivative financial instruments	78,449	91,992	75,245	14,709	1,896	262,291
Financial assets at fair value through other comprehensive income	4,525	20,750	15,603	4,666	363	45,907
Other assets	747	224	17	6	—	994
Total on-balance sheet	260,524	355,748	258,534	68,404	18,241	961,451

Off-balance sheet:
Contingent liabilities	7,926	10,329	3,957	1,131	403	23,746
Loan commitments	46,616	192,270	38,567	5,079	1,919	284,451
Total off-balance sheet	54,542	202,599	42,524	6,210	2,322	308,197
Total	315,066	558,347	301,058	74,614	20,563	1,269,648

Barclays Bank PLC 2022 Annual Report on Form 20-F	77

Risk review
Risk performance
Credit risk
Industry concentrations
Total exposure concentrated in banks and other financial institutions is 48% (2021: 48%), predominantly within derivative financial instruments and financial assets. The proportion of the overall exposure concentrated in governments and central banks is 22% (2021: 22%). Further details on material and emerging risks can be found on pages 29 to 41.

Credit risk concentrations by industry (audited)
Barclays Bank Group	Banks	Other financial insti-tutions	Manu- facturing	Const- ruction and property	Govern- ment and central bank	Energy and water	Wholesale and retail distribution and leisure	Business and other services	Home loans	Cards, unsecured loans and other personal lending	Other	Total
As at 31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	675	—	—	—	201,467	—	—	—	—	—	—	202,142
Cash collateral and settlement balances	14,965	78,705	229	67	12,739	269	136	166	—	—	586	107,862
Loans and advances at amortised cost	8,753	49,102	7,346	16,460	17,828	5,541	8,164	16,810	11,405	34,483	6,615	182,507
Reverse repurchase agreements and other similar secured lending	583	92	—	—	50	—	—	—	—	—	—	725
Trading portfolio assets	4,638	9,314	5,007	1,405	36,335	2,330	789	2,782	—	—	6,028	68,628
Financial assets at fair value through the income statement	30,982	149,917	705	1,707	16,598	184	479	3,897	1,255	—	470	206,194
Derivative financial instruments	128,161	152,840	4,095	597	3,027	4,778	1,541	3,175	—	—	4,762	302,976
Financial assets at fair value through other comprehensive income	9,293	2,444	—	592	32,372	—	—	112	—	—	270	45,083
Other assets	345	1,020	9	—	1	1	—	118	—	—	9	1,503
Total on-balance sheet	198,395	443,434	17,391	20,828	320,417	13,103	11,109	27,060	12,660	34,483	18,740	1,117,620

Off-balance sheet:
Contingent liabilities	1,108	8,075	3,695	1,430	1,008	3,891	1,138	3,177	—	143	2,135	25,800
Loan commitments	1,779	63,801	44,808	11,887	1,501	29,594	16,308	24,672	120	114,820	25,687	334,977
Total off-balance sheet	2,887	71,876	48,503	13,317	2,509	33,485	17,446	27,849	120	114,963	27,822	360,777
Total	201,282	515,310	65,894	34,145	322,926	46,588	28,555	54,909	12,780	149,446	46,562	1,478,397

As at 31 December 2021
On-balance sheet:
Cash and balances at central banks	28	—	—	—	169,057	—	—	—	—	—	—	169,085
Cash collateral and settlement balances	14,605	61,252	320	79	10,684	390	60	354	—	—	341	88,085
Loans and advances at amortised cost	7,955	33,563	5,821	13,714	15,462	4,244	7,266	13,881	10,985	26,477	5,891	145,259
Reverse repurchase agreements and other similar secured lending	595	2,049	—	—	533	—	—	—	—	—	—	3,177
Trading portfolio assets	2,560	8,818	4,881	1,048	32,483	4,043	1,734	4,716	—	—	2,942	63,225
Financial assets at fair value through the income statement	26,239	131,232	763	5,444	13,935	76	181	3,547	1,595	—	416	183,428
Derivative financial instruments	120,607	117,050	4,168	1,898	7,233	3,544	1,172	2,825	—	—	3,794	262,291
Financial assets at fair value through other comprehensive income	9,942	2,972	—	514	31,975	—	—	444	—	—	60	45,907
Other assets	401	474	1	—	8	—	—	105	—	—	5	994
Total on-balance sheet	182,932	357,410	15,954	22,697	281,370	12,297	10,413	25,872	12,580	26,477	13,449	961,451

Off-balance sheet:
Contingent liabilities	1,005	7,772	3,080	1,342	1,092	3,284	1,182	3,118	—	73	1,798	23,746
Loan commitments	1,340	53,212	42,434	15,752	1,360	26,447	15,811	25,201	341	76,759	25,794	284,451
Total off-balance sheet	2,345	60,984	45,514	17,094	2,452	29,731	16,993	28,319	341	76,832	27,592	308,197
Total	185,277	418,394	61,468	39,791	283,822	42,028	27,406	54,191	12,921	103,309	41,041	1,269,648

Barclays Bank PLC 2022 Annual Report on Form 20-F	78

Risk review
Risk performance
Credit risk
Approach to management and representation of credit quality
Asset credit quality
The credit quality distribution is based on the IFRS 9 12 month probability of default (PD) at the reporting date to ensure comparability with other ECL disclosures in the Expected Credit Losses section on pages 59 to 65.
The Barclays Bank Group uses the following internal measures to determine credit quality for loans:

PD Range %	Internal DG Band	Default Probability			Credit Quality description	Moody’s	Standard and Poor’s
		>Min	Mid	<=Max
0.00 to < 0.15	1	0.00%	0.01%	0.02%	Strong	Aaa, Aa1, Aa2	AAA, AA+, AA
	2	0.02%	0.03%	0.03%		Aa3	AA-
	3	0.03%	0.04%	0.05%		A1	A+
	4	0.05%	0.08%	0.10%		A2, A3	A, A-
	5	0.10%	0.13%	0.15%		Baa1	BBB+
0.15 to < 0.25	6	0.15%	0.18%	0.20%	Strong	Baa2	BBB
	7	0.20%	0.23%	0.25%		Baa2	BBB
0.25 to < 0.50	8	0.25%	0.28%	0.30%	Strong	Baa3	BBB-
	9	0.30%	0.35%	0.40%		Baa3	BBB-
	10	0.40%	0.45%	0.50%		Ba1	BB+
0.50 to < 0.75	11	0.50%	0.55%	0.60%	Strong	Ba1	BB+
	12	0.60%	0.68%	0.75%	Satisfactory	Ba2	BB
0.75 to < 2.50	12	0.75%	0.98%	1.20%	Satisfactory	Ba2	BB
	13	1.20%	1.38%	1.55%		Ba3	BB-
	14	1.55%	1.85%	2.15%		Ba3	B+
	15	2.15%	2.33%	2.50%		B1	B+
2.50 to < 10.00	15	2.50%	2.78%	3.05%	Satisfactory	B1	B+
	16	3.05%	3.75%	4.45%		B2	B+
	17	4.45%	5.40%	6.35%		B3, Caa1	B
	18	6.35%	7.50%	8.65%		B3, Caa1	B-
	19	8.65%	10.00%	10.00%		B3, Caa1	CCC+
10.00 to < 100.00	19	10.00%	10.68%	11.35%	Higher risk	Caa2	CCC+
	20	11.35%	15.00%	18.65%		Caa2	CCC
	21	18.65%	30.00%	99.99%		Caa3, Ca, C	CCC-, CC+ ,CC, C
100.00 (Default)	22	100%				D	D
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
Balance sheet credit quality
The following tables present the credit quality of Barclays Bank Group assets exposed to credit risk.

Barclays Bank PLC 2022 Annual Report on Form 20-F	79

Risk review
Risk performance
Credit risk
Overview
As at 31 December 2022, the ratio of the Barclays Bank Group’s on-balance sheet assets classified as strong (0.0 < 0.60%) remained stable at 86% (2021: 86%) of total assets exposed to credit risk.

Balance sheet credit quality (audited)
Barclays Bank Group	PD Range	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total
As at 31 December 2022		£m	£m	£m	£m	%	%	%	%
Cash and balances at central banks		202,142			202,142	100	—	—	100
Cash collateral and settlement balances		96,688	10,886	288	107,862	90	10	—	100
Loans and advances at amortised cost
Home loans		10,096	636	673	11,405	88	6	6	100
Credit cards, unsecured loans and other retail lending		15,376	17,140	1,646	34,162	45	50	5	100
Wholesale loans		108,267	26,397	2,276	136,940	79	19	2	100
Total loans and advances at amortised cost		133,739	44,173	4,595	182,507	73	24	3	100
Reverse repurchase agreements and other similar secured lending		725			725	100	—	—	100
Trading portfolio assets:
Debt securities		50,208	4,891	331	55,430	90	9	1	100
Traded loans		3,214	8,273	1,711	13,198	24	63	13	100
Total trading portfolio assets		53,422	13,164	2,042	68,628	79	19	3	100
Financial assets at fair value through the income statement:
Loans and advances		13,508	24,573	109	38,190	36	64	—	100
Debt securities		2,097	1,055	65	3,217	65	33	2	100
Reverse repurchase agreements		124,811	38,339	1,548	164,698	76	23	1	100
Other financial assets		68	21	—	89	76	24	—	100
Total financial assets at fair value through the income statement		140,484	63,988	1,722	206,194	68	31	1	100
Derivative financial instruments		285,087	17,606	283	302,976	94	6	—	100
Financial assets at fair value through other comprehensive income		45,081	3		45,084	100	—	—	100
Other assets		1,455	47		1,502	97	3	—	100
Total on-balance sheet		958,823	149,867	8,930	1,117,620	86	13	1	100

As at 31 December 2021
Cash and balances at central banks		169,085	—	—	169,085	100	—	—	100
Cash collateral and settlement balances		78,881	9,194	10	88,085	90	10	—	100
Loans and advances at amortised cost
Home loans		9,519	809	657	10,985	87	7	6	100
Credit cards, unsecured loans and other retail lending		18,460	6,178	1,322	25,960	71	24	5	100
Wholesale loans		78,239	26,992	3,083	108,314	72	25	3	100
Total loans and advances at amortised cost		106,218	33,979	5,062	145,259	73	23	4	100
Reverse repurchase agreements and other similar secured lending		3,091	86	—	3,177	97	3	—	100
Trading portfolio assets:
Debt securities		44,488	5,735	477	50,700	88	11	1	100
Traded loans		2,172	10,144	209	12,525	17	81	2	100
Total trading portfolio assets		46,660	15,879	686	63,225	74	25	1	100
Financial assets at fair value through the income statement:
Loans and advances		16,977	18,896	28	35,901	47	53	—	100
Debt securities		1,346	858	52	2,256	60	38	2	100
Reverse repurchase agreements		108,609	36,047	530	145,186	75	25	—	100
Other financial assets		67	18	—	85	79	21	—	100
Total financial assets at fair value through the income statement		126,999	55,819	610	183,428	70	30	—	100
Derivative financial instruments		246,347	15,678	266	262,291	94	6	—	100
Financial assets at fair value through other comprehensive income		45,901	6	—	45,907	100	—	—	100
Other assets		948	46	—	994	95	5	—	100
Total on-balance sheet		824,130	130,687	6,634	961,451	86	13	1	100

Barclays Bank PLC 2022 Annual Report on Form 20-F	80

Risk review
Risk performance
Credit risk

Credit exposures by internal PD grade
The below tables represent credit risk profile by PD grade for loans and advances at amortised cost, contingent liabilities and loan commitments.
Stage 1 higher risk assets, presented gross of associated collateral held, are of weaker credit quality but have not significantly deteriorated since origination.
IFRS 9 Stage 1 and Stage 2 classification is not dependent solely on the absolute probability of default but on elements that determine a Significant Increase in Credit Risk (see Note 8 to the financial statements on page 137), including relative movement in probability of default since initial recognition. There is therefore no direct relationship between credit quality and IFRS 9 stage classification.

Barclays Bank Group
As at 31 December 2022
Credit risk profile by internal PD grade for loans and advances at amortised cost (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	57,324	845	5	58,174	2	15	3	20	58,154	—
4-5	0.05 to < 0.15%	Strong	24,545	235	—	24,780	11	1	—	12	24,768	—
6-8	0.15 to < 0.30%	Strong	14,893	4,348	—	19,241	24	16	—	40	19,201	0.2
9-11	0.30 to < 0.60%	Strong	30,577	1,139	—	31,716	87	13	—	100	31,616	0.3
12-14	0.60 to < 2.15%	Satisfactory	17,488	3,096	—	20,584	169	124	—	293	20,291	1.4
15-19	2.15 to < 10%	Satisfactory	12,130	3,859	—	15,989	147	532	—	679	15,310	4.2
19	10 to < 11.35%	Satisfactory	6,227	2,640	—	8,867	199	96	—	295	8,572	3.3
20-21	11.35 to < 100%	Higher Risk	624	2,787	—	3,411	54	692	—	746	2,665	21.9
22	100%	Credit Impaired	—	—	3,565	3,565	—	—	1,635	1,635	1,930	45.9
Total			163,808	18,949	3,570	186,327	693	1,489	1,638	3,820	182,507	2.1

As at 31 December 2021
Credit risk profile by internal PD grade for loans and advances at amortised cost (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	52,756	855	—	53,611	280	6	—	286	53,325	0.5
4-5	0.05 to < 0.15%	Strong	17,797	211	—	18,008	6	2	—	8	18,000	—
6-8	0.15 to < 0.30%	Strong	10,764	1,220	—	11,984	15	7	—	22	11,962	0.2
9-11	0.30 to < 0.60%	Strong	21,865	1,136	—	23,001	55	15	—	70	22,931	0.3
12-14	0.60 to < 2.15%	Satisfactory	16,429	3,508	—	19,937	160	116	—	276	19,661	1.4
15-19	2.15 to < 10%	Satisfactory	6,653	4,995	—	11,648	169	302	—	471	11,177	4.0
19	10 to < 11.35%	Satisfactory	2,156	1,276	—	3,432	39	252	—	291	3,141	8.5
20-21	11.35 to < 100%	Higher Risk	593	3,196	—	3,789	72	319	—	391	3,398	10.3
22	100%	Credit Impaired	—	—	3,348	3,348	—	—	1,684	1,684	1,664	50.3
Total			129,013	16,397	3,348	148,758	796	1,019	1,684	3,499	145,259	2.4

Barclays Bank PLC 2022 Annual Report on Form 20-F	81

Risk review
Risk performance
Credit risk

As at 31 December 2022
Credit risk profile by internal PD grade for contingent liabilities[a] (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	7,290	149	—	7,439	2	1	—	3	7,436	—
4-5	0.05 to < 0.15%	Strong	4,210	348	—	4,558	2	1	—	3	4,555	0.1
6-8	0.15 to < 0.30%	Strong	2,733	180	—	2,913	3	3	—	6	2,907	0.2
9-11	0.30 to < 0.60%	Strong	3,161	214	—	3,375	8	1	—	9	3,366	0.3
12-14	0.60 to < 2.15%	Satisfactory	1,989	751	—	2,740	21	6	—	27	2,713	1.0
15-19	2.15 to < 10%	Satisfactory	910	496	—	1,406	8	17	—	25	1,381	1.8
19	10 to < 11.35%	Satisfactory	716	190	—	906	41	18	—	59	847	6.5
20-21	11.35 to < 100%	Higher Risk	58	440	—	498	2	64	—	66	432	13.3
22	100%	Credit Impaired	—	—	542	542	—	—	3	3	539	0.6
Total			21,067	2,768	542	24,377	87	111	3	201	24,176	0.8

As at 31 December 2021
Credit risk profile by internal PD grade for contingent liabilities[a] (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	8,240	172	—	8,412	2	1	—	3	8,409	—
4-5	0.05 to < 0.15%	Strong	3,479	503	—	3,982	2	2	—	4	3,978	0.1
6-8	0.15 to < 0.30%	Strong	1,996	199	—	2,195	2	2	—	4	2,191	0.2
9-11	0.30 to < 0.60%	Strong	2,794	216	—	3,010	4	1	—	5	3,005	0.2
12-14	0.60 to < 2.15%	Satisfactory	1,990	286	—	2,276	19	8	—	27	2,249	1.2
15-19	2.15 to < 10%	Satisfactory	817	479	—	1,296	5	10	—	15	1,281	1.2
19	10 to < 11.35%	Satisfactory	607	254	—	861	21	42	—	63	798	7.3
20-21	11.35 to < 100%	Higher Risk	141	1,162	—	1,303	3	77	—	80	1,223	6.1
22	100%	Credit Impaired	—	—	180	180	—	—	1	1	179	0.6
Total			20,064	3,271	180	23,515	58	143	1	202	23,313	0.9

As at 31 December 2022
Credit risk profile by internal PD grade for loan commitments[a] (audited)
			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	69,737	725	—	70,462	6	—	—	6	70,456	0.1
4-5	0.05 to < 0.15%	Strong	72,221	3,649	—	75,870	5	1	—	6	75,864	0.1
6-8	0.15 to < 0.30%	Strong	59,350	2,258	—	61,608	12	2	—	14	61,594	0.2
9-11	0.30 to < 0.60%	Strong	40,750	1,878	—	42,628	13	4	—	17	42,611	0.4
12-14	0.60 to < 2.15%	Satisfactory	26,100	4,355	—	30,455	47	14	—	61	30,394	0.2
15-19	2.15 to < 10%	Satisfactory	18,925	3,653	—	22,578	32	38	—	70	22,508	0.3
19	10 to < 11.35%	Satisfactory	10,241	2,754	—	12,995	29	27	—	56	12,939	0.4
20-21	11.35 to < 100%	Higher Risk	678	3,886	—	4,564	3	78	—	81	4,483	1.8
22	100%	Credit Impaired	—	—	346	346	—	—	20	20	326	5.8
Total			298,002	23,158	346	321,506	147	164	20	331	321,175	1.0

Barclays Bank PLC 2022 Annual Report on Form 20-F	82

Risk review
Risk performance
Credit risk

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
Notes
aExcludes loan commitments and financial guarantees carried at fair value of £14.9bn (2021: £18.8bn) for Barclays Bank Group.

Analysis of specific portfolios and asset types
Credit cards, unsecured loans and other retail lending
The principal portfolios listed below accounted for 81% (2021: 76%) of Barclays Bank Group’s total credit cards, unsecured loans and other retail lending.

Principal portfolios
	Gross Exposure	30 Day Arrears, excluding recoveries book	90 Day Arrears, excluding recoveries book	Annualised Gross Write-off Rates	Annualised Net Write-off Rates
	£m	%	%	%	%
As at 31 December 2022
US cards	25,554	2.2	1.2	2.4	2.3
Germany consumer lending	4,269	1.7	0.7	0.7	0.6
As at 31 December 2021
US cards	17,779	1.6	0.8	4.3	4.2
Germany consumer lending	3,559	1.5	0.7	0.9	0.8
US cards: Balances increased due to the acquisition of the Gap portfolio in June 2022, movement in the USD/GBP exchange rate and core portfolio growth. 30 and 90 day arrears rates increased to 2.2% (2021: 1.6%) and 1.2% (2021: 0.8%) due to the partial normalisation of customer behaviour and the acquisition of the Gap portfolio, though rates remain below pre-pandemic levels. Write-off rates decreased reflecting portfolio growth and the impact of lower charge offs in 2021 due to the benefit of government support schemes.

Germany consumer lending: 30 day arrears rate increased to 1.7% (2021: 1.5%) due to increased macroeconomic uncertainty in Europe, though the rate was consistent with pre-pandemic levels.
Government supported loans
Throughout the COVID-19 pandemic Barclays Bank Group has supported its customers and clients by participating in the UK Government's Coronavirus Business Interruption Loan Scheme (CBILS), Coronavirus Large Business Interruption Loan Scheme (CLBILS) and Recovery Loan Scheme (RLS).

Barclays Bank PLC 2022 Annual Report on Form 20-F	83

Risk review
Risk performance
Credit risk

Government supported loans
	Gross exposure				Impairment allowance			Impairment coverage		Government guaranteed exposure
	Stage 1	Stage 2	Stage 3	Total	Modelled Impairment	Management adjustment	Impairment post Management adjustment	Pre Management adjustment	Post Management adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	%	%	£m
As at 31 December 2022
CBILS	306	154	8	468	5	—	5	1.1	1.1	375
CLBILS	67	32	13	112	2	—	2	2.1	2.1	89
RLS	17	3	1	21	—	—	—	1.5	1.5	16
Total	390	189	22	601	7	—	7	1.2	1.2	480

As at 31 December 2021
CBILS	619	146	6	771	5	—	5	0.6	0.6	617
CLBILS	163	56	2	221	1	—	1	0.4	0.4	177
RLS	1	—	—	1	—	—	—	4.7	4.7	1
Total	783	202	8	993	6	—	6	0.6	0.6	795
The CBILS scheme was launched to provide financial support to smaller and medium-sized businesses and CLBILS for larger businesses in the UK who may experience financial difficulties as a result of the COVID-19 outbreak. The RLS aims to help UK businesses access finance as they recover and grow following the COVID-19 pandemic. These loans are guaranteed by the Government at 80% for CBILS, CLBILS and RLS (70% for RLS issued post January 1, 2022) as at the balance sheet date.

Barclays Bank PLC 2022 Annual Report on Form 20-F	84

Risk review
Risk performance
Market risk

Summary of Contents	Page
■Market risk overview	86	Outlines key measures used to summarise the market risk profile of the Barclays Bank Group such as VaR.
■Measures of market risk in the Barclays Bank Group and accounting measures	86
■Summary of performance in the period	86
■Traded market risk review	86	The Barclays Bank Group discloses details on management measures of market risk. Total management VaR includes all trading positions and is presented on a diversified basis by risk factor.
■Review of management measures	86
–The daily average, maximum and minimum values of management VaR	86
–Business scenario stresses	87	This section also outlines the macroeconomic conditions modelled as part of the Barclays Bank Group’s risk management framework.

Barclays Bank PLC 2022 Annual Report on Form 20-F	85

Risk review
Risk performance
Market risk
All disclosures in this section, pages 86 to 87, are unaudited unless otherwise stated.
Overview
This section contains key statistics describing the market risk profile of the Barclays Bank Group:
•The market risk management section on page 46 provides a description of management VaR. Management measures are shown below.
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
Summary of performance in the period
Average management VaR increased 89% to £36m (2021: £19m) driven by higher market volatility. The Russian invasion of Ukraine and elevated inflation increased volatility across all asset classes as central banks increased base rates, equity markets declined, and credit spreads widened during this period. The Global Markets business maintained a generally short and defensive risk profile (i.e. positioned to gain as the market sells off) for most of 2022. VaR increased in Q4 2022 from an increase in funded, fair-value leverage loan exposure in Investment Banking. Risk taking remained within agreed risk appetite limits at all times in 2022.
Traded market risk review
Review of management measures

The following disclosures provide details of management measures of market risk.
The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and the supporting Barclays Bank Group Treasury desks, measured to a confidence level of 95%.
Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.
The daily average, high and low values of management VaR

Management VaR (95%, one day) (audited)
	2022			2021
	Average	High	Low	Average	High	Low
For the year ended 31 December	£m	£m	£m	£m	£m	£m
Credit risk	25	71	8	14	30	7
Interest rate risk	13	23	4	7	14	4
Equity risk	10	29	4	9	29	4
Basis risk	12	24	4	5	10	3
Spread risk	7	11	3	4	6	3
Foreign exchange risk	7	25	2	4	16	1
Commodity risk	—	1	—	—	1	—
Inflation risk	7	17	3	3	5	2
Diversification effect[a]	(45)	n/a	n/a	(27)	n/a	n/a
Total management VaR	36	72	14	19	36	6
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	86

Risk review
Risk performance
Market risk

Barclays Bank Group Management VaR (£m)
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
In 2022, the scenario analyses showed that the largest market risk related impacts would be due to a severe deterioration in financial liquidity and a global recession.

Barclays Bank PLC 2022 Annual Report on Form 20-F	87

Risk review
Risk performance
Treasury and Capital risk

Summary of Contents	Page
Liquidity risk performance
■Liquidity risk overview	89
The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
This section provides an overview of the Barclays Bank Group’s liquidity risk.

■Liquidity regulation	89
■Liquidity risk stress testing
■Net stable funding ratio (NSFR)

■Contractual maturity of financial assets and liabilities	91	Provides details on the contractual maturity of all financial instruments and other assets and liabilities.

Capital risk performance
■Capital risk overview	95
Capital risk is the risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the firm’s pension plans.
This section details Barclays Bank Group’s capital and leverage position.

–Capital ratios	95
–Capital resources	95
–Leverage ratio	95

■Foreign exchange risk	96	Barclays Bank Group discloses the two sources of foreign exchange risk that it is exposed to.
–Transactional foreign currency exposure	96
–Translational foreign exchange exposure	96
–Functional currency of operations	96

■Pension risk review	97	A review focusing on the UK retirement fund, which represents the majority of Barclays Bank Group’s total retirement benefit obligation.
–Assets	97
–Liabilities	97
–Proportion of liability cash flows	97
–IAS 19 pension position from 2020 to 2022	97
–Risk measurement	98

Interest rate risk in the banking book performance
■Interest rate risk in the banking book overview and summary of performance	99
A description of the non-traded market risk framework is provided.
Barclays Bank Group discloses a sensitivity analysis on pre-tax net interest income for non-trading financial assets and liabilities. The analysis is carried out by currency.
Barclays Bank Group discloses the overall impact of a parallel shift in interest rates on other comprehensive income and cash flow hedges.
Barclays Bank Group measures the volatility of the value of the FVOCI instruments in the liquidity pool through non-traded market risk VaR.

■Net interest income sensitivity	99
■Analysis of equity sensitivity	99
■Volatility of the FVOCI portfolio in the liquidity pool	100

Barclays Bank PLC 2022 Annual Report on Form 20-F	88

Risk review
Risk performance
Treasury and Capital risk
Liquidity risk
All disclosures in this section, pages 89 to 94, are unaudited unless otherwise stated.
Overview
The efficient management of liquidity is essential to the Barclays Bank Group in order to retain the confidence of markets and maintain the sustainability of the business. The liquidity risk control framework is used to manage all liquidity risk exposures under both business-as-usual and stressed conditions. The liquidity risk framework is designed to maintain liquidity resources that are sufficient in amount, quality and funding tenor profile to support the liquidity risk appetite as expressed by the Barclays Bank PLC Board. The liquidity risk appetite is monitored against both internal and regulatory liquidity metrics.
For the purpose of liquidity management, Barclays Bank PLC and its subsidiary Barclays Capital Securities Limited, a UK broker dealer entity, are monitored on a combined basis by the PRA under a Domestic Liquidity Sub-Group (Barclays Bank PLC DoLSub) arrangement.
Liquidity regulation
Certain Basel III standards including those relating to the introduction of the liquidity adequacy requirement measured through the Liquidity Coverage Ratio (LCR) were implemented in EU law through CRR, as amended by CRRII, and the Capital Requirements Directive IV. These standards were retained in the UK regulatory framework via a series of onshoring instruments as part of the UK’s withdrawal from the EU. In October 2021, the PRA published the final policy statement setting out its planned implementation of supplementary Basel III standards, including the Net Stable Funding Ratio (NSFR). These came into effect in the UK on 1 January 2022 from which date the Barclays Bank Group and its UK subsidiaries monitored their positions against both the LCR and NSFR. The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The NSFR has been developed to promote a sustainable and stable structure of assets and liabilities.
Liquidity risk stress testing
The internal liquidity stress test measures the potential contractual and contingent stress outflows under a range of stress scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event.
As at 31 December 2022, Barclays Bank PLC DoLSub held eligible liquid assets well above 100% of net stressed outflows to its internal and regulatory requirements. The split of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to the Barclays Group.
The liquidity pool increased to £191bn (December 2021: £167bn), while the LCR remained above the 100% regulatory requirement at 148% (December 2021:140%). The liquidity pool movement was driven by further growth in deposits, and an increase in wholesale funding, which were partly offset by an increase in business funding consumption.

	2022	2021
As at 31 December	£bn	£bn
Barclays Bank PLC DoLSub Liquidity Pool[1]	191	167
	%	%
Barclays Bank PLC DoLSub Liquidity Coverage Ratio	148	140
Note
1.In 2021 the Barclays Bank Group Liquidity Pool which included Barclays Bank Ireland PLC and the US subsidiaries was disclosed
The Barclays Bank Group has direct access to US, European and Asian capital markets through its global investment banking operations and to long-term investors through its clients worldwide. Key sources of wholesale funding include money markets, certificates of deposit, commercial paper, medium term issuances (including structured notes) and securitisations. This funding capacity enables the Barclays Bank Group to maintain a stable and diversified funding base.
The Barclays Bank Group also supports various central bank monetary initiatives, such as the Bank of England’s Term Funding Scheme (TFS) and Term Funding Scheme with additional incentives for SMEs (TFSME), and the European Central Bank’s Targeted Long-Term Refinancing Operations (TLTRO). These are reported under ‘repurchase agreements and other similar secured borrowing’ on the balance sheet. In 2022, Barclays Bank Group repaid £1.1bn of TLTRO drawings reducing its outstanding balance to £1.4bn as at 31 December 2022. Barclays Bank Group had £7.0bn TFSME balances outstanding at the year-end.
Net Stable Funding Ratio (NSFR)
The external NSFR metric requires banks to maintain a stable funding profile taking into account both on and certain off balance sheet exposures over a medium to long term period. The ratio is defined as the Available Stable Funding (capital and certain liabilities which are defined as stable sources of funding) relative to the Required Stable Funding (assets on balance sheet and certain off balance sheet exposures). The NSFR (average of last four quarter ends) was 108% at December 2022, equivalent to a surplus of £20bn above the regulatory requirement and demonstrates Barclays Bank PLC’s stable funding profile in relation to our on and certain off-balance sheet activities.

Barclays Bank PLC 2022 Annual Report on Form 20-F	89

Risk review
Risk performance
Treasury and Capital risk

2022
Net Stable Funding Ratio[2]	£bn
Total Available Stable Funding	310
Total Required Stable Funding	288
Surplus	22

Net Stable Funding Ratio	108%
Note
2. Average represents the last four spot quarter end positions.
As part of the liquidity risk appetite, Barclays Bank PLC DoLSub establishes minimum LCR, NSFR and internal liquidity stress test limits. Barclays Bank PLC DoLSub plans to maintain its surplus to the internal and regulatory requirements at an efficient level. Risks to market funding conditions, the Group’s liquidity position and funding profile are assessed continuously, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.

Barclays Bank PLC 2022 Annual Report on Form 20-F	90

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

Contractual maturity of financial assets and liabilities (audited)
Barclays Bank Group	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
As at 31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	201,888	254	—	—	—	—	—	—	—	—	202,142
Cash collateral and settlement balances	3,010	104,852	—	—	—	—	—	—	—	—	107,862
Loans and advances at amortised cost	15,961	11,458	7,606	7,082	10,261	29,637	23,135	39,498	17,385	20,484	182,507
Reverse repurchase agreements and other similar secured lending	127	597	—	—	—	—	—	—	—	1	725
Trading portfolio assets	133,771	—	—	—	—	—	—	—	—	—	133,771
Financial assets at fair value through the income statement	32,032	147,655	7,003	4,842	2,036	6,361	4,561	2,909	1,769	1,960	211,128
Derivative financial instruments	302,665	91	19	—	4	—	174	—	—	23	302,976
Financial assets at fair value through other comprehensive income	8	3,391	2,871	583	132	6,991	4,654	11,493	8,161	6,800	45,084
Other financial assets	285	1,062	112	—	43	—	—	1	—	—	1,503
Total financial assets	689,747	269,360	17,611	12,507	12,476	42,989	32,524	53,901	27,315	29,268	1,187,698
Other assets											15,839
Total assets											1,203,537
Liabilities
Deposits at amortised cost	196,398	62,314	18,918	4,384	6,425	911	373	621	996	239	291,579
Cash collateral and settlement balances	3,013	93,798	—	—	—	—	—	—	—	—	96,811
Repurchase agreements and other similar secured borrowing	256	9,578	—	—	943	1,105	—	—	—	83	11,965
Debt securities in issue	—	27,136	12,516	4,691	5,368	3,528	1,241	1,501	3,663	368	60,012
Subordinated liabilities	—	17	240	974	1,105	4,369	4,782	9,001	10,288	7,477	38,253
Trading portfolio liabilities	72,460	—	—	—	—	—	—	—	—	—	72,460
Financial liabilities designated at fair value	10,844	187,160	14,352	5,292	3,812	13,992	10,547	8,528	6,708	10,820	272,055
Derivative financial instruments	288,398	15	58	4	—	137	85	112	56	341	289,206
Other financial liabilities	56	7,176	17	18	17	164	59	117	161	21	7,806
Total financial liabilities	571,425	387,194	46,101	15,363	17,670	24,206	17,087	19,880	21,872	19,349	1,140,147
Other liabilities											4,437
Total liabilities											1,144,584
Cumulative liquidity gap	118,322	488	(28,002)	(30,858)	(36,052)	(17,269)	(1,832)	32,189	37,632	47,551	58,953

Barclays Bank PLC 2022 Annual Report on Form 20-F	91

Risk review
Risk performance
Treasury and Capital risk

Contractual maturity of financial assets and liabilities (audited)

Barclays Bank Group	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
As at 31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	168,881	204	—	—	—	—	—	—	—	—	169,085
Cash collateral and settlement balances	2,743	85,342	—	—	—	—	—	—	—	—	88,085
Loans and advances at amortised cost	17,470	7,855	6,745	4,238	9,611	19,162	20,813	27,416	14,420	17,529	145,259
Reverse repurchase agreements and other similar secured lending	58	2,934	—	—	—	184	—	—	—	1	3,177
Trading portfolio assets	146,871	—	—	—	—	—	—	—	—	—	146,871
Financial assets at fair value through the income statement	24,174	127,244	9,280	7,036	3,336	5,351	5,376	2,062	1,996	2,371	188,226
Derivative financial instruments	262,046	36	1	—	—	—	—	184	15	9	262,291
Financial assets at fair value through other comprehensive income	—	3,194	1,080	449	547	2,656	5,389	10,093	13,823	8,677	45,908
Other financial assets	607	255	130	2	—	—	—	—	—	—	994
Total financial assets	622,850	227,064	17,236	11,725	13,494	27,353	31,578	39,755	30,254	28,587	1,049,896
Other assets											11,882
Total assets											1,061,778
Liabilities
Deposits at amortised cost	201,501	41,632	12,380	1,920	2,898	558	435	242	1,031	231	262,828
Cash collateral and settlement balances	2,951	76,096	—	—	—	—	—	—	—	—	79,047
Repurchase agreements and other similar secured borrowing	20	5,022	—	—	—	3,216	4,424	—	—	87	12,769
Debt securities in issue	—	18,274	12,150	5,845	3,254	463	3,319	1,792	2,654	637	48,388
Subordinated liabilities	—	1,005	—	74	1,243	7,030	2,251	5,714	8,490	6,378	32,185
Trading portfolio liabilities	53,291	—	—	—	—	—	—	—	—	—	53,291
Financial liabilities designated at fair value	21,339	158,078	16,857	10,267	3,588	6,534	6,114	7,734	7,366	13,254	251,131
Derivative financial instruments	255,471	4	22	—	2	121	151	279	111	362	256,523
Other financial liabilities	87	3,656	15	15	12	443	52	102	183	27	4,592
Total financial liabilities	534,660	303,767	41,424	18,121	10,997	18,365	16,746	15,863	19,835	20,976	1,000,754
Other liabilities											4,707
Total liabilities											1,005,461
Cumulative liquidity gap	88,190	11,487	(12,701)	(19,097)	(16,600)	(7,612)	7,220	31,112	41,531	49,142	56,317

Barclays Bank PLC 2022 Annual Report on Form 20-F	92

Risk review
Risk performance
Treasury and Capital risk
Expected maturity date may differ from the contractual date, to account for:
▪Trading portfolio assets and liabilities and derivative financial instruments which may not be held to maturity as part of the Barclays Bank Group’s trading strategies.
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
▪Debt securities in issue, subordinated liabilities, and financial liabilities designated at fair value may include early redemption features.
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
Derivative financial instruments held for trading and trading portfolio liabilities are included in the on demand column at their fair value.

Contractual maturity of financial liabilities - undiscounted (audited)

Barclays Bank Group	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2022
Deposits at amortised cost	196,398	62,524	18,918	10,943	1,302	621	1,113	376	292,195
Cash collateral and settlement balances	3,013	93,986	—	—	—	—	—	—	96,999
Repurchase agreements and other similar secured borrowing	256	9,587	—	946	1,184	—	—	252	12,225
Debt securities in issue	—	27,234	12,615	10,301	4,932	1,732	4,773	651	62,238
Subordinated liabilities	—	17	245	2,108	9,504	10,165	12,961	14,063	49,063
Trading portfolio liabilities	72,460	—	—	—	—	—	—	—	72,460
Financial liabilities designated at fair value	10,844	187,553	14,905	9,399	25,654	9,847	8,345	23,853	290,400
Derivative financial instruments	288,398	19	60	4	244	131	71	722	289,649
Other financial liabilities	56	7,179	21	43	251	139	180	24	7,893
Total financial liabilities	571,425	388,099	46,764	33,744	43,071	22,635	27,443	39,941	1,173,122

As at 31 December 2021
Deposits at amortised cost	201,501	41,632	12,380	4,818	996	240	1,048	261	262,876
Cash collateral and settlement balances	2,951	76,096	—	—	—	—	—	—	79,047
Repurchase agreements and other similar secured borrowing	20	5,022	—	—	7,798	—	—	146	12,986
Debt securities in issue	—	18,293	12,168	9,075	3,879	1,832	2,938	744	48,929
Subordinated liabilities	—	1,061	0	1,404	9,328	5,917	8,918	8,752	35,380
Trading portfolio liabilities	53,291	—	—	—	—	—	—	—	53,291
Financial liabilities designated at fair value	21,339	158,249	16,887	13,945	12,939	8,043	7,544	21,098	260,044
Derivative financial instruments	255,471	4	22	2	276	291	122	449	256,637
Other financial liabilities	87	3,658	19	38	526	122	208	29	4,687
Total financial liabilities	534,660	304,015	41,476	29,282	35,742	16,445	20,778	31,479	1,013,877

Barclays Bank PLC 2022 Annual Report on Form 20-F	93

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

Maturity analysis of off-balance sheet commitments received (audited)

	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2022
Guarantees, letters of credit and credit insurance	7,222	92	102	10	46	16	37	76	96	1	7,698
Other commitments received	7,473	—	—	—	—	—	—	—	—	—	7,473
Total off-balance sheet commitments received	14,695	92	102	10	46	16	37	76	96	1	15,171

As at 31 December 2021
Guarantees, letters of credit and credit insurance	7,258	31	21	10	12	4	12	83	65	19	7,515
Other commitments received	455	—	—	—	—	—	—	—	—	—	455
Total off-balance sheet commitments received	7,713	31	21	10	12	4	12	83	65	19	7,970

Maturity analysis of off-balance sheet commitments given (audited)

	On demand	Not more than three months	Over three months but not more than six months	Over six months but not more than nine months	Over nine months but not more than one year	Over one year but not more than two years	Over two years but not more than three years	Over three years but not more than five years	Over five years but not more than ten years	Over ten years	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2022
Contingent liabilities and financial guarantees	25,698	86	14	1	—	1	—	—	—	—	25,800
Documentary credits and other short-term trade related transactions	1,740	3	5	—	—	—	—	—	—	—	1,748
Standby facilities, credit lines and other commitments	333,192	—	—	—	—	37	—	—	—	—	333,229
Total off-balance sheet commitments given	360,630	89	19	1	—	38	—	—	—	—	360,777

As at 31 December 2021
Contingent liabilities and financial guarantees	23,607	135	4	0	0	0	—	—	—	—	23,746
Documentary credits and other short-term trade related transactions	1,582	2	—	—	—	—	—	—	—	—	1,584
Standby facilities, credit lines and other commitments	282,867	—	—	—	—	—	—	—	—	—	282,867
Total off-balance sheet commitments given	308,056	137	4	—	—	—	—	—	—	—	308,197

Barclays Bank PLC 2022 Annual Report on Form 20-F	94

Risk review
Risk performance
Treasury and Capital risk
Capital risk
All disclosures in this section, (pages 95 to 98), are unaudited unless otherwise stated.
Overview
Barclays Bank PLC is currently regulated by the PRA on a solo-consolidated basis. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, whose inclusion within the consolidation is subject to PRA approval. The disclosures below provide key capital metrics for Barclays Bank PLC solo-consolidated with further information on its risk profile to be included in the Barclays PLC Pillar 3 Report 2022, due to be published on 15 February 2023, and which will be available at home.barclays/investor-relations/reports-and-events/annual-reports.
Significant regulatory updates in the period
On 1 January 2022 the PRA’s implementation of Basel III standards took effect including the introduction of the Standardised Approach for Counterparty Credit Risk (SA-CCR), which replaces the Current Exposure Method (CEM) for Standardised derivative exposures as a more risk sensitive approach. In addition, the PRA also implemented IRB roadmap changes which include revisions to the criteria for definition of default, probability of default (PD) and loss given default (LGD) estimation to ensure supervisory consistency and increase transparency of IRB models.
From 1 January 2022, UK banks became subject to a single UK leverage ratio requirement meaning that the CRR leverage ratio no longer applies. Under the revised UK leverage ratio framework, central bank claims have been excluded from the UK leverage exposure measure where they are matched by qualifying liabilities (rather than deposits).

On 20 December 2022, the PRA granted permission for leverage minimum requirements to be set at the sub-consolidated level for Barclays Bank PLC effective from 1 January 2023. This replaced the individual requirement that was due to be set at that time. The Barclays Bank PLC sub-consolidated leverage ratio will be monitored and managed above minimum requirements in accordance with Barclays Bank PLC’s risk management strategy. As a result, the Barclays Bank PLC leverage disclosures in future quarterly Pillar 3 reports, half year results announcements and Annual Reports will reflect the Barclays Bank PLC sub-consolidated basis. Capital requirements remain set at the Barclays Bank PLC solo-consolidated level.
References to CRR, as amended by CRR II, mean the capital regulatory requirements, as they form part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

Capital ratios[a,b]

As at 31 December	2022	2021
CET1	12.7%	12.9%
Tier 1 (T1)	16.7%	17.5%
Total regulatory capital	20.8%	20.5%

UK Leverage ratio[a,c]

	2022	2021
As at 31 December	£m	£m
UK leverage ratio	4.6%	3.7%
T1 capital	34,139	32,395
UK leverage exposure	742,730	883,371
Notes
aCapital, RWAs and leverage are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments. December 2021 comparatives include the grandfathering of CRR non-compliant capital instruments.
bThe fully loaded CET1 ratio was 12.6%, with £25.6bn of CET1 capital and £203.5bn of RWAs, calculated without applying the transitional arrangements of the CRR as amended by CRR II.
cPrior period comparatives are on a CRR leverage basis as Barclays Bank PLC solo-consolidated was not subject to the UK Leverage framework until 1 January 2022. Had the UK framework been applied as at 31 December 2021, the Barclays Bank PLC solo-consolidated UK leverage exposure would have been £767.6bn and the UK Leverage ratio would have been 4.1%.

Barclays Bank PLC 2022 Annual Report on Form 20-F	95

Risk review
Risk performance
Treasury and Capital risk
Foreign exchange risk (audited)
The Barclays Bank Group is exposed to two sources of foreign exchange risk.
a)Transactional foreign currency exposure
Transactional foreign currency exposures represent exposures on banking assets and liabilities, denominated in currencies other than the functional currency of the transacting entity.
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

Functional currency of operations (audited)

	Foreign currency net investments	Borrowings which hedge the net investments	Derivatives which hedge the net investments	Structural currency exposures pre- economic hedges	Economic hedges	Remaining structural currency exposures
	£m	£m	£m	£m	£m	£m
As at 31 December 2022
USD	27,523	(5,973)	(2,086)	19,464	(8,376)	11,088
EUR	9,673	(2,395)	(3)	7,275	(283)	6,992
JPY	689	—	(197)	492	—	492
Other	3,010	—	(1,602)	1,408	(279)	1,129
Total	40,895	(8,368)	(3,888)	28,639	(8,938)	19,701

As at 31 December 2021
USD	26,023	(5,512)	(2,356)	18,155	(7,111)	11,044
EUR	8,342	(1,324)	(3)	7,015	(267)	6,748
JPY	614	(97)	—	517	—	517
Other	2,085	—	(64)	2,021	—	2,021
Total	37,064	(6,933)	(2,423)	27,708	(7,378)	20,330
Economic hedges relate to exposures arising on foreign currency denominated preference share and AT1 instruments. These instruments are accounted for at historical cost under IFRS and do not qualify as hedges for accounting purposes. The gain or loss arising from changes in the GBP value of these instruments is recognised on redemption in retained earnings.
During 2022, total structural currency exposure net of hedging instruments decreased by £0.6bn to £19.7bn (2021: £20.3bn). Foreign currency net investments increased by £3.8bn to £40.9bn (2021: £37.1bn) driven predominantly by a £1.5bn increase in US dollars, £1.3bn increase in Euro and £1.0bn increase in other currencies. The hedges associated with these foreign currency investments increased by £2.9bn to £12.3bn (2021: £9.4bn).

Barclays Bank PLC 2022 Annual Report on Form 20-F	96

Risk review
Risk performance
Treasury and Capital risk
Pension risk review
The UK Retirement Fund (UKRF) represents approximately 96% (2021: 97%) of the Barclays Bank Group’s total retirement benefit obligations globally. As such this risk review section focuses exclusively on the UKRF. The UKRF is closed to new entrants and there is no new final salary benefit being accrued. Existing active members accrue a combination of a cash balance benefit and a defined contribution element. Pension risk arises as the market value of the pension fund assets may decline, investment returns may reduce or the estimated value of the pension liabilities may increase.
Assets
The Trustee Board of the UKRF defines its overall long-term investment strategy with investments across a broad range of asset classes. This results in an appropriate mix of return seeking assets as well as liability matching assets to better match future pension obligations. The two largest market risk exposures within the asset portfolio come from the credit portfolio and growth assets. The split of scheme assets is shown within Note 31 to the financial statements. The fair value of the UKRF assets was £24.7bn as at 31 December 2022 (2021: £34.7bn).
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
Pension risk is generated through the Barclays Bank Group’s defined benefit schemes and this risk is set to reduce over time as the main defined benefit scheme is closed to new entrants. The chart below outlines the shape of the UKRF’s liability cash flow profile as at 31 December 2022 that takes account of the future inflation indexing of payments to beneficiaries. The majority of the cash flows (approximately 95%) fall between 0 and 40 years, peaking between 11 and 20 years and reducing thereafter. The shape may vary depending on changes to inflation and longevity expectations and any members who elect to transfer out. Transfers out will bring forward the liability cash flows.
For more detail on the UKRF’s financial and demographic valuation assumptions see Note 31 to the financial statements.
The graph below shows the evolution of the UKRF’s net IAS 19 position over the last two years. During 2022 the increase in the IAS 19 pension surplus was primarily driven by scheduled deficit reduction contributions, including payments made to unwind Heron transactions as explained in Note 31 to the financial statements. The significant increase in interest rates over 2022 has had a broadly neutral impact on the net funding position. Benefit obligation reductions due to higher discount rates have been broadly offset by the changes in the fair value of scheme assets. Higher realised inflation over the year had a negative impact by increasing the projected liabilities, which was partially offset by updates to the demographic assumptions.
Refer to Note 31 to the financial statements for the sensitivity of the UKRF to changes in key assumptions.

Proportion of liability cash flows (%)

■	0-10 years	28.62
■	11-20 years	31.35
■	21-30 years	23.15
■	31-40 years	12.1
■	41-50 years	4.28
■	51+ years	0.5

IAS 19 pension position from 2020 to 2022 (£bn)

6
5
4
3
2
1
0

Barclays Bank PLC 2022 Annual Report on Form 20-F	97

Risk review
Risk performance
Treasury and Capital risk
Risk measurement
In line with the Barclays Bank Group's risk management framework the assets and liabilities of the UKRF are modelled within a VaR framework to show the volatility of the pension position at a total portfolio level. This enables the risks, diversification and liability matching characteristics of the UKRF obligations and investments to be adequately captured. VaR is measured and monitored on a monthly basis. Risks are reviewed and reported regularly at forums including the Barclays PLC Board Risk Committee, the Barclays Group Risk Committee and the Pension Executive Board. The VaR model takes into account the valuation of the liabilities on an IAS 19 basis (see Note 31 to the financial statements). The Trustee receives quarterly VaR measures on a funding basis.
The pension liability is also sensitive to post-retirement mortality assumptions which are reviewed regularly (See Note 31 to the financial statements).
To mitigate part of this risk the UKRF has entered into a longevity swap hedging approximately three quarters of current pensioner liabilities.
In addition, the impact of pension risk to the Barclays Bank Group is taken into account as part of the stress testing process. Stress testing is performed internally on at least an annual basis. The UKRF exposure is also included as part of regulatory stress tests.
The Barclays Bank Group's defined benefit pension schemes affect capital in two ways:
•An IAS 19 deficit is treated as a liability on the Barclays Bank Group’s balance sheet. Movement in a deficit due to remeasurements, including actuarial losses, are recognised immediately through Other Comprehensive Income and as such reduce shareholders’ equity and CET1 capital. An IAS 19 surplus is treated as an asset on the balance sheet and increases shareholders’ equity; however, it is deducted for the purposes of determining CET1 capital.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	98

Risk review
Risk performance
Treasury and Capital risk
Interest rate risk in the banking book
All disclosures in this section, (pages 99 to 100), are unaudited unless otherwise stated.
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
Summary of performance in the period
NII sensitivity to a -25bps shock to rates has decreased year on year due to reduced margin compression exposure driven by actual and expected market rate increases.
Key metrics

-£29m
AEaR across the Barclays Bank Group from a -25bps shock to forward interest rate curves.
Net interest income sensitivity
The table below shows a sensitivity analysis on pre-tax net interest income for non-traded financial assets and liabilities, including the effect of any hedging. This analysis is not a forward guidance on NII and is intended as a quantification of risk exposure utilising the Net Interest Income (NII) metric as described on page 162 of the Barclays PLC Pillar 3 Report 2022(unaudited), which includes documentation of the main model assumptions.

Net Interest Income sensitivity (AEaR) by currency (audited)	2022		2021

	+25 basis points	-25 basis points	+25 basis points	-25 basis points

Barclays Bank Group	£m	£m	£m	£m
GBP	(6)	4	21	(37)
USD	38	(41)	55	(59)
EUR	4	(4)	(5)	(4)
Other currencies	(11)	12	(3)	1
Total	25	(29)	68	(99)

Change in NII sensitivity to both shocks is due to the current and forward implied rate levels which has removed the impact of embedded floors on product margins.
Analysis of equity sensitivity
The analysis of equity sensitivity table measures the overall impact of a +/- 25bps movement in interest rates on retained earnings, FVOCI, cash flow hedge reserves and pensions. For non-NII items a DV01 metric is used, which is an indicator of the shift in value for a 1bp movement in the yield curve.

Analysis of equity sensitivity (audited)	31 December 2022		31 December 2021

	+25 basis points	-25 basis points	+25 basis points	-25 basis points

Barclays Bank Group	£m	£m	£m	£m
Net interest income	25	(29)	68	(99)
Taxation effects on the above	(4)	5	(12)	18
Effect on profit for the year	21	(24)	56	(81)
As percentage of net profit after tax	0.5%	(0.5%)	1.2%	(1.8%)

Effect on profit for the year (per above)	21	(24)	56	(81)
Fair value through other comprehensive income reserve	(367)	368	(449)	380
Cash flow hedge reserve	(625)	625	(626)	626
Taxation effects on the above	268	(268)	290	(272)
Effect on equity	(703)	701	(729)	653
As percentage of equity	(1.2%)	1.2%	(1.3%)	1.2%
Movements in the FVOCI reserve impact CET1 capital. However, movements in the cash flow hedge reserve and pensions remeasurement reserve recognised in FVOCI do not affect CET1 capital.

Barclays Bank PLC 2022 Annual Report on Form 20-F	99

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

Analysis of volatility of the FVOCI portfolio in the liquidity pool
	2022			2021
	Average	High	Low	Average	High	Low
For the year ended 31 December	£m	£m	£m	£m	£m	£m
Non-traded market value at risk (daily, 95%)	40	51	31	47	57	34
Value at risk decreased in the first half of the year driven by a reduction in interest rate risk positioning. This was partially offset by an increase in H2 due to elevated market volatility.

Barclays Bank PLC 2022 Annual Report on Form 20-F	100

Risk review
Risk performance
Operational risk
All disclosures in this section, (pages 101 - 102), are unaudited unless otherwise stated.
Overview
Operational risks are inherent in the Barclays Bank Group’s business activities and it is not cost effective or possible to attempt to eliminate all operational risks. The Operational Risk Framework is therefore focused on identifying operational risks, assessing them and managing them within the Barclays Bank Group’s approved risk appetite.
The Operational Risk principal risk comprises the following risks: Change Delivery Management Risk; Data Management Risk; Financial Reporting Risk; Fraud Risk; Information Security Risk; Operational Recovery Planning Risk; Payments Process Risk; People Risk; Physical Security Risk; Premises Risk; Risk Reporting; Supplier Risk; Tax Risk; Technology Risk and Transaction Operations Risk. The operational risk profile is also informed by a number of connected risks: Cyber; Data; and Resilience. These themes represent threats to the Barclays Bank Group that extend across multiple risk types, and therefore require an integrated risk management approach.
For definitions of these risks refer to the Management of Operational Risk section of the Barclays PLC Pillar 3 Report 2022. To provide complete coverage of the potential adverse impacts on the Barclays Bank Group arising from operational risk, the operational risk taxonomy extends beyond the risks listed above to cover operational risks associated with other principal risks too.
This section provides an analysis of the Barclays Bank Group’s operational risk profile, including events above the Barclays Bank Group’s reportable threshold, which have had a financial impact in 2022. The Barclays Bank Group’s operational risk profile is informed by bottom-up risk assessments undertaken by each business unit and top-down qualitative review for each risk type. Fraud, Transaction Operations, Information Security and Technology continue to be highlighted as key operational risk exposures.
For information on conduct risk events, see the conduct risk section.
Summary of performance in the period
During 2022, total operational risk lossesa increased to £72m (2021: £55m) and the number of recorded events for 2022 increased to 923 from 580 events recorded during the prior year. The increase in events year-over-year is largely driven by Fraud losses in Barclays US Consumer Bank exceeding forecasts. This is due to a shift in fraud attack types that have a lower recoverability rate, fraud operational challenges and increased sales volumes. The total operational risk losses for the year were mainly driven by events falling within the Execution, Delivery & Process Management and External Fraud BASEL Event Type categories, which tend to be high volume but low impact events.
Key metrics

80%
of the Barclays Bank Group’s net reportable operational risk events had a loss value of £50,000 or less

34%
of events by number are due to Execution, Delivery and Process Management

65%
of events by number are due to External Fraud

79%
of losses are from events aligned to Execution, Delivery and Process Management
Operational risk profile
Within operational risk, there are a large number of small value risk events. In 2022, 80% (2021: 70%) of the Barclays Bank Group’s reportable operational risk events by volume had a value of less than £50,000 each. Cumulatively, events under this £50,000 threshold accounted for only 18% (2021: 15%) of the Barclays Bank Group’s total net operational risk losses. A small proportion of operational risk events have a material impact on the financial results of the Barclays Bank Group.

Barclays Bank PLC 2022 Annual Report on Form 20-F	101

Risk review
Risk performance
Operational risk
The analysis below presents the Barclays Bank Group’s operational risk events by Basel event category:

Operational risk events by BASEL event category
% of total risk events by count
% of total risk events by value
Internal Fraud
2022, 0.2%
2021, 0.2%
External Fraud
64.8%
41.4%
Execution Delivery & Process Management
34.0%
52.1%
Employment Practices and Workplace Safety
0.3%
0.9%
Damage to Physical Assets
0.0%
0.0%
Clients Products and Business Practices
0.0%
0.2%
Business Disruption and System Failures
0.7%
5.3%
Internal Fraud
2022, 0.0%
2021, 0.0%
External Fraud
20.7%
14.6%
Execution Delivery & Process Management
78.7%
81.4%
Employment Practices and Workplace Safety
0.2%
0.0%
Damage to Physical Assets
0.0%
0.0%
Clients Products and Business Practices
0.0%
0.3%
Business Disruption and System Failures
0.3%
3.7%
Key:
Latest Year
Prior Year

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
▪Execution, Delivery and Process Management impacts during 2022 increased to £56m (2021: £45m) and accounted for 79% of total operational risk losses (2021: 81%). The events in this category are typical of the banking industry as a whole where high volumes of transactions are processed on a daily basis, mapping mainly to Barclays Transaction Operations risk type. The overall frequency of events in this category in 2022 decreased to 34% of total events by volume (2021: 52%).
▪External Fraud impacts during 2022 increased to £15m (2021: £8m) and accounted for 21% of total events by value (2021: 15%). Volume of events increased to 598 accounting for 65% of total event volume (2021: 240 / 41%). In this category, high volume, low value events are driven by transactional fraud often related to debit and credit card usage.
Investment continues to be made in improving the control environment across the Barclays Bank Group. Particular areas of focus include new and enhanced fraud prevention systems and tools to combat the increasing level of fraud attempts being made whilst minimising disruption to genuine transactions. Fraud remains an industry wide threat and the Barclays Bank Group continues to work closely with external partners on various prevention initiatives. Additionally, the Barclays Bank Group continues to invest in its processing infrastructure to manage the risk of processing errors as well as ensuring scaleability of operations.
Operational Resilience remains a key area of focus for the Barclays Bank Group, having been reinforced in recent years due to potential operational disruption from the COVID-19 pandemic. The Barclays Bank Group continues to strengthen its resilience approach across its most important business services to improve recoverability and assurance thereof by reviewing scenarios based on current global climates.
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
For further information, refer to the operational risk management section.

Barclays Bank PLC 2022 Annual Report on Form 20-F	102

Risk review
Risk performance
Model risk, Conduct risk, Reputation risk and Legal risk
All disclosures in these model risk, conduct risk, reputation risk and legal risk sections on pages 103 to 104 are unaudited unless otherwise stated.
Model risk
The Barclays Bank Group is committed to continuously improving model risk management and made a number of enhancements in 2022, including:
•Improved transparency and oversight of model risk through implementation of upgrades to model risk governance structure.
•Upgraded model risk standards to improve readability, consistency and framework cohesiveness.
•Refreshed the model risk controls suite, providing additional clarity on several controls and ensuring evidentiary requirements are aligned to MRM’s BAU processes.
•Enhanced the Group Model Risk Appetite Statement, incorporating model quality and uncertainty around a model’s output.
•Strengthened validation practices through expansion of model-level validation procedures, implementation of an on-going validation training program and embedment of a validation quality assurance process.
•Executed on hiring strategy by expanding the model risk team to support a wider range of model validation demand and newly emerging model risks.
•Progressed model inception validation by bringing more than 95% of model risk (by model output) into compliance with the model risk management framework.
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
Throughout 2022, the Barclays Bank Group maintained focus on new and heightened inherent conduct risks, including those relating to the cost of living crisis, and continues to monitor these on an ongoing basis.
Businesses have continued to assess the potential customer, client and market impacts of strategic change. As part of the 2022 Medium-Term Planning Process and associated Strategic Risk Assessment, material conduct risks associated with strategic and financial plans were assessed.
Throughout 2022, conduct risks were raised by each business area for consideration by the Barclays PLC and Barclays Bank PLC Board Risk Committees. The Committees reviewed the risks raised and whether management’s proposed actions were appropriate to mitigate the risks effectively.
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
The Barclays Bank PLC Board Risk Committee and senior management received conduct risk dashboards setting out key indicators in relation to conduct risk. These continue to be evolved and enhanced to allow effective oversight and decision-making. Work is ongoing to enhance the Conduct Risk Control Environment in a timely and effective manner to ensure the Barclays Bank Group operates within Risk Appetite. The tolerance adherence is assessed by the business through key indicators and reported to the Barclays Bank PLC Board Risk Committee as part of the conduct risk dashboard governance process.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	103

Risk review
Risk performance
Model risk, Conduct risk, Reputation risk and Legal risk
Legal risk
The Barclays Bank Group remains committed to continuous improvements in managing legal risk effectively. At the end of 2022, enhancements were made to the Barclays Group-wide legal risk management framework primarily relating to the Legal Function's responsibility for the identification of legal risks and the escalation of legal risk as necessary.
Other improvements during 2022 included a review and update of the established supporting legal risk policies, standards and mandatory training, reinforced by ongoing engagement with and education of the Barclays Group’s businesses and functions by Legal function colleagues. Legal risk tolerances and legal risk appetite have also been reviewed.
Tolerances adherence is assessed through key indicators, which are also used to evaluate the legal risk profile and are reviewed, at least annually, through the relevant risk and control committees. Mandatory controls to manage legal risks are set out in the legal risk standards and are subject to ongoing monitoring. The changes to the legal risk management framework referred to above are intended to provide continuing improvements to the effectiveness of the legal risk control environment as they are implemented through 2023.

Barclays Bank PLC 2022 Annual Report on Form 20-F	104

Risk review
Supervision and regulation
Supervision of the Barclays Bank Group
The Barclays Bank Group’s operations, including its overseas branches, subsidiaries and associates, are subject to a large number of rules and regulations applicable to the conduct of banking and financial services business in each of the jurisdictions in which the Barclays Bank Group operates. These apply to business operations, impact financial returns and include capital, leverage and liquidity requirements, authorisation, registration and reporting requirements, restrictions on certain activities, conduct of business regulations and many others.
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
Supervision in the UK
In the UK, day-to-day regulation and supervision of the Barclays Bank Group is divided between the Prudential Regulation Authority (PRA) (a division of the Bank of England (BoE)) and the Financial Conduct Authority (FCA). In addition, the Financial Policy Committee (FPC) of the BoE has influence on the prudential requirements that may be imposed on the banking system through its powers of direction and recommendation. Certain members of the Barclays Bank Group are also subject to regulatory initiatives undertaken by the UK Payment Systems Regulator (PSR), as a participant in payment systems regulated by the PSR.
Barclays Bank PLC is an authorised person, with permission to accept deposits, amongst other things, and subject to prudential supervision by the PRA and subject to conduct regulation and supervision by the FCA. Barclays Bank PLC is subject to prudential supervision on a solo-consolidated basis. The Barclays Group is also subject to prudential supervision by the PRA on a group consolidated basis. Barclays PLC has been approved by the PRA as a financial holding company. Barclays Capital Securities Limited is authorised and subject to prudential supervision by the PRA as a PRA-designated investment firm and subject to conduct regulation and supervision by the FCA. Barclays Execution Services Limited is an appointed representative of Barclays Bank PLC, Barclays Bank UK PLC and Clydesdale Financial Services Limited.
The PRA’s supervision of the Barclays Bank Group is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns or cross-firm reviews, reports obtained from skilled persons, regular supervisory visits to firms and regular meetings with management and directors to discuss issues such as strategy, governance, financial resilience, operational resilience, risk management, and recovery and resolution.
Further, the BoE, as the UK resolution authority, informs prudential requirements and sets requirements for the Barclays Group relating to resolution preparedness.
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
Both the PRA and the FCA apply standards that generally either anticipate or go beyond requirements established by global or EU standards, whether in relation to capital, leverage and liquidity, resolvability and resolution or matters of conduct. The UK is in the process of reviewing and revising the EU legislation that was onshored into English law following the UK's departure from the EU. This process is at a very early stage, but based on current indications, it is not expected to result in a materially different standard of regulation with respect to PRA and FCA standards. The medium term outlook for the costs and impact of operating under the post-Brexit UK regime remains unclear until details of any changes are confirmed. There is potential for an increase in regulatory implementation costs in the near term to adapt systems and controls.
Both the PRA and the FCA have assessed the impact of COVID-19 and Brexit on UK financial markets and customers as well as the orderly transition away from LIBOR and have issued guidance for regulated entities accordingly. In each case, the guidance focussed on customer / client outcomes and conduct risk, as well as ensuring fair and orderly markets.
Supervision in the EU
The Barclays Bank Group’s operations in Europe are authorised and regulated by a combination of its home regulators and host regulators in the European countries where the Barclays Bank Group operates.
Barclays Bank Ireland PLC is licensed as a credit institution by the Central Bank of Ireland (CBI) and is designated as a significant institution falling under direct supervision on a solo basis by the European Central Bank (ECB) for prudential purposes. Barclays Bank Ireland PLC’s EU branches are supervised by the ECB and are also subject to direct supervision for local conduct purposes by national supervisory authorities in the jurisdictions where they are established. Barclays Bank Ireland PLC is subject to the requirements set by the Single Resolution Board (SRB) as the host resolution authority of Barclays Bank Ireland PLC. Barclays Bank Ireland PLC is also subject to supervision by the CBI as home state or competent authority under various EU financial services directives and regulations.
The Barclays Group provides the majority of its cross-border banking and investment services to EEA clients via Barclays Bank Ireland PLC (a subsidiary of Barclays Bank PLC). Additionally, in certain EEA Member States, Barclays Bank PLC and Barclays Capital Securities Limited (BCSL) have cross-border licences to enable them to continue to conduct a limited range of activities, including accessing EEA trading venues and interdealer trading. Barclays Bank PLC also has a Paris branch (to facilitate access to Target 2), which is regulated by the ACPR.

Barclays Bank PLC 2022 Annual Report on Form 20-F	105

Risk review
Supervision and regulation
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
Barclays PLC, Barclays Bank PLC, Barclays US Holdings Limited (BUSHL), Barclays US LLC (BUSL) and Barclays Group US Inc. (BGUS) are regulated as bank holding companies (BHCs) by the FRB. BUSL is the Barclays Bank Group’s ultimate US holding company that holds substantially all of the Barclays Bank Group’s US subsidiaries (including Barclays Capital Inc. (BCI) and Barclays Bank Delaware). BUSL is subject to requirements in respect of capital adequacy, capital planning and stress testing, risk management and governance, liquidity, leverage limits, large exposure limits, activities restrictions and financial regulatory reporting. Barclays Bank PLC’s New York branch is also subject to enhanced prudential standards relating to, among other things, liquidity and risk management.
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
In addition to oversight by the FRB, Barclays Bank PLC’s New York branch and many of the Barclays Bank Group’s subsidiaries are regulated by additional US authorities based on the location or activities of those entities. The New York branch of Barclays Bank PLC is subject to supervision and regulation by the New York State Department of Financial Services (NYSDFS). Barclays Bank Delaware, a Delaware chartered bank, is subject to supervision and regulation by the Delaware Office of the State Bank Commissioner, the Federal Deposit Insurance Corporation (FDIC), the FRB and the Consumer Financial Protection Bureau (CFPB). The deposits of Barclays Bank Delaware are insured by the FDIC, up to applicable limits. Barclays PLC, Barclays Bank PLC, BUSHL, BUSL, and BGUS are required to act as a source of strength for Barclays Bank Delaware. This could, among other things, require these entities to provide capital support to Barclays Bank Delaware if it fails to meet applicable regulatory capital requirements.
The Barclays Bank Group’s US securities broker/dealer and investment banking operations, are conducted primarily through BCI and are also subject to ongoing supervision and regulation by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and other government agencies and SROs under US federal and state securities laws. BCI is also registered as a Futures Commission Merchant with the Commodity Futures Trading Commission (CFTC), through which the Barclays Group conducts its US futures and options on futures business, including client clearing operations, which are subject to ongoing supervision and regulation by the CFTC, the National Futures Association and other SROs.
Under the US framework for regulating swaps and security-based swaps established under Title VII of the Dodd-Frank Act, the CFTC has regulatory authority over swaps, the SEC has regulatory authority over security-based swaps and the CFTC and SEC jointly regulate mixed swaps (as such terms are defined in the relevant legislation). Accordingly, the Barclays Group’s activities related to US swaps and security-based swaps are principally conducted by Barclays Bank PLC and are subject to ongoing supervision and regulation by the CFTC and the SEC, respectively. Barclays Bank PLC is provisionally registered as a swap dealer with the CFTC and conditionally registered as a Security-based swap dealer with the SEC. Barclays Bank PLC is also subject to the FRB swaps rules with respect to margin and capital requirements. In addition, Barclays Bank Ireland PLC is provisionally registered as a swap dealer with the CFTC and is subject to the FRB swaps rules with respect to margin and capital.
Supervision in Asia Pacific
The Barclays Bank Group’s operations in Asia Pacific are supervised and regulated by a broad range of national banking and financial services regulators.
Prudential regulation
Certain Basel III standards were implemented in EU law through the Capital Requirements Regulation (CRR) and the Capital Requirements Directive IV (CRD IV), as amended by CRR II and CRD V. These standards were retained in the UK regulatory framework via a series of onshoring instruments as part of the UK’s withdrawal from the European Union. Beyond the minimum standards required by CRR, the PRA has expected the Barclays Group, in common with other major UK banks and building societies, to meet a 7% Common Equity Tier 1 (CET1) ratio at the level of the consolidated group since 1 January 2016. The 7% CET1 ratio is made up of a Pillar 1 minimum capital requirement of 4.5% CET1 and a capital conservation buffer which must be met entirely with CET1 capital.
Global systemically important banks (G-SIBs), such as the Barclays Group, are subject to a number of additional prudential requirements, including the requirement to hold additional loss-absorbing capacity and additional capital buffers above the level required by Basel III standards. The level of the G-SIB buffer is set by the Financial Stability Board (FSB) according to a bank’s systemic importance and can range from 1% to 3.5% of risk-weighted assets (RWAs). The G-SIB buffer must be met with CET1. In November 2022, the FSB published an update to its list of G-SIBs, maintaining the 1.5% G-SIB buffer that applies to the Barclays Group.
The Barclays Group is also subject to a ‘combined buffer requirement’ consisting of (i) a capital conservation buffer of 2.5%, and (ii) a countercyclical capital buffer (CCyB). The CCyB is based on rates determined by the regulatory authorities in each jurisdiction in which the Barclays Group maintains exposures. In March 2020, the FPC cut the UK CCyB rate to 0% with immediate effect in order to support the supply of credit expected as a result of the COVID-19 pandemic. In December 2021, the FPC raised the UK CCyB to 1% with effect from 13 December 2022. In July 2022, the FPC announced that it would raise the UK CCyB rate to 2% with effect from 5 July 2023.
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
The PRA may also impose a confidential 'PRA buffer' to cover risks over a forward looking planning horizon, including with regard to firm-specific stresses or management and governance weaknesses. If the PRA buffer is imposed on a specific firm, it must be met separately to the combined buffer requirement, and must be met fully with CET1 capital.

Barclays Bank PLC 2022 Annual Report on Form 20-F	106

Risk review
Supervision and regulation
In addition, Barclays Bank PLC is subject to prudential regulation by the PRA on a solo-consolidated basis and is required to meet a minimum Common Equity Tier 1 (CET1) ratio of 9.9% comprising a 4.5% Pillar 1 requirement, a 2.5% capital conservation buffer, a 0.3% countercyclical buffer and a 2.5% Pillar 2A add on. Barclays Bank Ireland PLC is identified as a O-SII (Other Systemically Important Institutions) by the CBI, who have imposed an O-SII buffer on Barclays Bank Ireland PLC.
In July 2021 and October 2021, the PRA, respectively, published a policy statement and confirmation, setting out its planned implementation of certain Basel III standards, including the net stable funding ratio (NSFR), the new counterparty credit risk standard (SA-CCR) and rules on large exposures. As part of this policy statement, the PRA also confirmed that it would maintain its approach of requiring the deduction of software assets from capital. On 30 November 2022, the PRA published consultation paper CP16/22 concerning the implementation of the remaining Basel III standards, which include a revised standardised approach for credit risk, the elimination of modelled approaches for certain credit risk exposure categories, a new standardised approach for operational risk, a new market risk approach and the implementation of an output floor requiring reported RWAs calculated under standardised and modelled approaches to be a minimum of 72.5% of fully standardised calculations. The EU has also launched its legislative process for implementing these remaining Basel III reforms. In October 2021, the FPC and PRA published a policy statement setting out changes to the leverage ratio framework, including applying the leverage ratio requirement on an individual basis and making sub-consolidation available as an alternative to individual application where a firm has subsidiaries that can be consolidated, which apply from 1 January 2023.
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
The BoE, as the UK resolution authority, has the power to resolve a UK financial institution that is failing or likely to fail by exercising certain stabilisation tools, including (i) bail-in: the cancellation, transfer or dilution of a relevant entities’ equity and write-down or conversion of the claims of a relevant entities' unsecured creditors (including holders of capital instruments) and conversion of those claims into equity as necessary to restore solvency; (ii) the transfer of all or part of a relevant entities' business to a private sector purchaser; and (iii) the transfer of all or part of a relevant entities' business to a “bridge bank” controlled by the BoE. When exercising any of its stabilisation powers, the BoE must generally provide that shareholders bear first losses, followed by creditors in accordance with the priority of their claims in insolvency.
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
In addition, the BoE has the power, under the Banking Act, to permanently write-down or convert into equity tier 1 capital instruments, tier 2 capital instruments and internal eligible liabilities at the point of non-viability of an institution.
The BoE’s preferred approach for the resolution of the Barclays Group is a bail-in strategy with a single point of entry at Barclays PLC. Under such a strategy, Barclays PLC’s subsidiaries (including entities within Barclays Bank Group) would remain operational while Barclays PLC’s capital instruments and eligible liabilities would be written down or converted to equity in order to recapitalise the Barclays Group and allow for the continued provision of services and operations throughout the resolution. The order in which the bail-in tool is applied reflects the hierarchy of capital instruments under UK CRD IV and otherwise respecting the hierarchy of claims in an ordinary insolvency. Accordingly, the more subordinated the claim, the more likely losses will be suffered by owners of the claim.
The PRA has made rules that require authorised firms to draw up recovery plans and resolution packs, as required by the BRRD. Recovery plans are designed to outline credible actions that authorised firms could implement in the event of severe stress in order to restore their business to a stable and sustainable condition. Removal of potential impediments to an orderly resolution of a banking group or one or more of its subsidiaries is considered as part of the BoE’s and PRA’s supervisory strategy for each firm, and the PRA can require firms to make significant changes in order to enhance resolvability. The submission of resolution packs was suspended by the PRA in 2018 until further notice and replaced by annual EBA resolution reporting. The Barclays Group has provided the PRA with a recovery plan annually, however, the PRA notified in October 2022 that it has moved submission to a biennial submission cycle. The Barclays Group continues to maintain the recovery plan annually.

Barclays Bank PLC 2022 Annual Report on Form 20-F	107

Risk review
Supervision and regulation
Under the Resolvability Assessment Framework (RAF), firms are required to have in place capabilities covering three resolvability outcomes: (i) adequate financial resources; (ii) being able to continue to do business through resolution and restructuring; and (iii) being able to communicate and co-ordinate within the firm and with authorities. The first self-assessment report on these capabilities was submitted by the Barclays Group to the PRA/BoE in 2021 and public disclosures by both firms and the PRA/BoE were made in June 2022 (and are required every two years thereafter). The Bank of England’s assessment concluded that there are no shortcomings, deficiencies or substantive impediments identified in the Barclays Group’s resolution capabilities that could impede its ability to execute the preferred resolution strategy. In future, should any such issues be identified, the PRA/BoE could exercise its various powers to direct the Barclays Group to address the relevant issues.
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
In the US, Title I of the DFA, as amended, and the implementing regulations issued by the FRB and the FDIC require each bank holding company with assets of $250bn or more, including those within the Barclays Group, to prepare and submit a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure. The Barclays Group submitted a “targeted plan” in December 2021. The agencies did not identify any shortcomings or deficiencies with the Barclays Group’s 2021 US Resolution Plan. The Barclays Group’s next submission of the US Resolution Plan in respect of its US operations will be a “full plan” due in 2024.
Barclays Bank Ireland PLC is required by the ECB to submit a standalone BRRD compliant recovery plan on an annual basis. As a Significant Institution under direct ECB supervision, Barclays Bank Ireland PLC falls within the remit of the EU Single Resolution Board (SRB), as the resolution authority for the Eurozone. Under the provisions of the BRRD and EU Single Resolution Mechanism Regulation (SRMR), the SRB is required to determine the optimal resolution strategy for Barclays Bank Ireland PLC and, also, to prepare a resolution plan for the bank. The SRB undertakes this work within the context of the BoE’s preferred resolution strategy of single point of entry with bail in at Barclays PLC. In order to carry out its mandate, the SRB collects detailed structural and other information from Barclays Bank Ireland PLC on a regular basis, as well as engaging with the bank to identify and address impediments to resolution. This work is done in coordination with the BoE, as the Barclays Group resolution authority. Barclays Bank Ireland PLC will need to meet the SRB’s requirements for resolution as set out in the SRB’s ‘Expectations for Banks’ document by 31 December 2023.
TLAC and MREL
The Barclays Group is under the supervision of the BoE, as the UK resolution authority, and is subject to a Minimum Requirement for own funds and Eligible Liabilities (MREL), which includes a component reflecting the FSB’s standards on total loss absorbency capacity (TLAC).
The MREL requirements were fully implemented by 1 January 2022, from which time G-SIBs with resolution entities incorporated in the UK are required to meet an MREL equivalent to the higher of: (i) two times the sum of their Pillar 1 and Pillar 2A requirements; or (ii) the higher of two times their leverage ratio requirement or 6.75% of leverage exposures. Internal MREL for operating subsidiaries is subject to a scalar in the 75-90% range of the external requirement that would apply to the subsidiary if it were a resolution entity. The starting point for the scalar is 90% for ring-fenced bank sub-groups.
Barclays Bank Ireland PLC is subject to the SRB’s MREL policy, as issued in June 2022, in respect of the internal MREL that it will be required to issue to Barclays Bank Group. The SRB’s current calibration of internal MREL for non-resolution entities is expressed as two ratios that have to be met in parallel: (a) two times the sum of: (i) the firm’s Pillar 1 requirement; and (ii) its Pillar 2 requirement; and (b) two times the leverage ratio requirement. The SRB’s policy does not apply any scalar in respect of the internal MREL requirement. Under the SRB MREL policy, a bank specific adjustment can be applied by the SRB to MREL requirements.
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
Structural reform
In the UK, the Financial Services (Banking Reform) Act 2013 put in place a framework for ring-fencing certain operations of large banks. Ring-fencing requires, among other things, the separation of the retail and smaller deposit-taking business activities of UK banks into a legally distinct, operationally separate and economically independent entity, which is not permitted to undertake a range of activities. This regime was independently reviewed in 2021, with the final report published in March 2022. The review recommended that HM Treasury should review the practicalities of aligning the ring-fencing and resolution regimes, amongst other things, and the government has stated that it intends to issue a public call for evidence on this issue in the first quarter of 2023 and to consult on reforms to the ring-fencing regime in mid 2023 in line with the recommendations in the independent review.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	108

Risk review
Supervision and regulation
hedge funds (in each case broadly defined). As required by the rule, the Barclays Group has developed and implemented an extensive compliance and monitoring programme addressing proprietary trading and covered fund activities (both inside and outside of the US).
Market infrastructure regulation
In recent years, regulators as well as global-standard setting bodies such as the International Organisation of Securities Commissions (IOSCO) have focused on improving transparency and reducing risk in markets, particularly risks related to over-the-counter (OTC) derivative transactions. This focus has resulted in a variety of new regulations across the G20 countries and beyond that require or encourage on-venue trading, clearing, posting of margin and disclosure of pre-trade and post-trade information.
In particular, the Markets in Financial Instruments Directive and Markets in Financial Instruments Regulation (collectively referred to as MiFID II) have affected many of the markets in which the Barclays Bank Group operates, the instruments in which it trades and the way it transacts with market counterparties and other customers. MiFID II is currently undergoing a review process in both the EU and the UK, including as part of the EU’s ongoing focus on the development of a stronger Capital Markets Union and the UK’s Wholesale Markets Review.
Regulation of benchmarks
The EU and UK Benchmarks Regulation apply to the administration, contribution and use of benchmarks within the EU and the UK, respectively. Financial institutions within the EU or the UK, as applicable, are prohibited from using benchmarks unless their administrators are authorised, registered or otherwise recognised in the EU or the UK, respectively. The FCA has also been working to phase out use of LIBOR, with GBP LIBOR ceasing to be published in its original form from the end of 2021 and synthetic versions of GBP LIBOR being made available only for a limited period of time. Similarly, USD LIBOR will cease to be published in its current form in June 2023 and other LIBOR and IBOR rates are also being wound down. Global regulators in conjunction with the industry have developed and are continuing to develop alternative benchmarks and risk-free rate fallback arrangements, including updates to existing, as well as new, applicable legislation.
Regulation of the derivatives market
The European Market Infrastructure Regulation (EMIR) has introduced requirements designed to improve transparency and reduce the risks associated with the derivatives market. EMIR has operational and financial impacts on the Barclays Bank Group, including by imposing new collateral requirements on a broader range of market participants with effect from 2022. Access to the clearing services of certain Central Clearing Counterparties (CCPs) used by Barclays Bank Group entities is currently permitted under temporary equivalence and recognition regimes and decisions in the UK and EU. If not extended or made permanent, the EU’s equivalence decision for UK Central Clearing Counterparties (CCPs), and exemption for certain intragroup transactions from the EMIR derivatives clearing and margin obligations, both due to expire at the end of June 2025, could also have operational and financial impacts on the Barclays Bank Group, as could the removal of temporary recognition of non-UK CCPs by the UK. EMIR is currently undergoing a review process in the EU which may result in changes to the intragroup transactions exemption, potentially making it easier to rely on. However, the review is in its very early stages so it is not yet certain what changes may result from it.
US regulators have imposed similar rules as the EU with respect to the mandatory on-venue trading and clearing of certain derivatives, and post-trade transparency, as well as in relation to the margining of OTC derivatives. US regulators have finalised certain aspects of their rules with respect to their application on a cross-border basis, including with respect to their registration requirements in relation to non-US swap dealers and security-based swap dealers. The regulators may adopt further rules, or provide further guidance, regarding cross-border applicability. In December 2017, the CFTC and the European Commission recognised the trading venues of each other’s jurisdiction to allow market participants to comply with mandatory on-venue trading requirements while trading on certain venues recognised by the other jurisdiction. In December 2022, the CFTC extended temporary relief that would permit trading venues and market participants located in the UK to continue to rely on this mutual recognition framework following the withdrawal of the UK from the EU.
Certain participants in US swap markets are required to register with the CFTC as ‘swap dealers’ or ‘major swap participants’ and/or, with the SEC as ‘security-based swap dealers’ or ‘major security-based swap participants’. Such registrants are subject to CFTC and/or SEC regulation and oversight. Entities required to register as swap dealers and/or security-based swap dealers are subject to business conduct, record-keeping and reporting requirements under either or both CFTC and SEC rules. Barclays Bank PLC is also subject to regulation by the FRB, and is both provisionally registered with the CFTC as a swap dealer and conditionally registered with the SEC as a security-based swap dealer. In addition, Barclays Bank Ireland PLC is provisionally registered as a Swap Dealer with the CFTC.
Accordingly, Barclays Bank PLC and Barclays Bank Ireland PLC are subject to CFTC rules on business conduct, record-keeping and reporting and to FRB rules on capital and margin. The CFTC has approved certain comparability determinations that permit substituted compliance with non-US regulatory regimes for certain swap regulations. Substituted compliance is a recognition program whereby compliance with a comparable regulatory requirement of a foreign jurisdiction is deemed to serve as a substitute for compliance with comparable requirements of the U.S. Commodity Exchange Act and the CFTC’s regulations. Substituted compliance has been granted only in respect of certain requirements promulgated by regulatory authorities in certain identified jurisdictions that the CFTC believes are sufficiently comparable to its own requirements. Substituted compliance was granted in respect of certain European Union requirements in December 2013. In December 2022, the CFTC extended temporary relief that would permit swap dealers located in the UK to continue to rely on existing CFTC substituted compliance determinations with respect to EU requirements in the event of a withdrawal of the UK from the EU. Barclays Bank PLC and Barclays Bank Ireland PLC rely upon the CFTC’s grant of substituted compliance as a means to comply with certain swap dealer requirements.
Barclays Bank PLC conditionally registered as a security-based swap dealer with the SEC as of 1 November 2021. As a registered security-based swap dealer, Barclays Bank PLC is subject to SEC business conduct, recordkeeping and reporting rules similar to the CFTC rules noted above. Like the CFTC, the SEC approved certain comparability determinations that permit conditional substituted compliance with non-US regulatory regimes for certain security-based swap regulations. Due to the imposition by the SEC of more stringent requirements on which its grant of substituted compliance is conditioned, Barclays Bank PLC is relying on substituted compliance only with respect to a limited number of SEC security-based swap dealer rules.
Many of the regulations under the CFTC and SEC regimes are similar in scope of application. The rules of both the SEC and the CFTC are roughly divided into “transaction-level rules” and “entity-level rules”. Transaction-level rules apply only in circumstances in which at least one of the parties to the swap or security-based swap transaction has sufficient nexus to the United States. Entity-level rules apply to swap dealers or security-based swap dealers across all their swap or security-based swaps without distinction as to the counterparty or location of the transaction. Unlike the CFTC, certain SEC rules apply to transactions entered into by non-US security-based swap dealers based on the location from which certain activities are undertaken. These SEC

Barclays Bank PLC 2022 Annual Report on Form 20-F	109

Risk review
Supervision and regulation
rules apply to security-based swap transactions facing non-US person counterparties that are “arranged, negotiated or executed” by US-based security-based swap dealer personnel. This distinction expands the scope and impact of the SEC regime to transactions with a greater number of non-US counterparties.
As noted above, Barclays Bank PLC and Barclays Bank Ireland PLC are subject to FRB rules on capital and margin.
In 2022, the SEC proposed Rule 10B-1 that would require any person with a security-based swap position (aggregated across all affiliated persons) that exceeds any of the thresholds specified by the SEC to promptly report certain information by the next business day, including the identity of the reporting person and the security-based swap position, as well as the ownership of securities positions related to the security-based swap position. Such reports would be available publicly. If adopted as proposed, this rule could increase the burden and cost to Barclays Bank PLC of utilising security-based swaps.
Other regulatory developments in the US
The SEC has also put forth a number of other recent proposals that, if adopted, could have a significant impact on the Barclays Bank Group’s business and operations, including: (i) proposed amendments to Exchange Act Rule 15c6-1 that would shorten the standard settlement cycle for most broker-dealer transactions in securities from two business days after the trade (T+2) to one business day after the trade (T+1), which could require significant changes to BCI’s settlement procedures and practices, and new Exchange Act Rule 15c6-2 which would generally require market-wide improvements in the rate of same-day affirmations and on central matching service providers; (ii) a proposed rule that would mandate central clearing of many US Treasury securities transactions and would amend the broker-dealer customer protection rule as it applies to margin posted for transactions in US Treasury securities, which could impose additional costs on the Barclays Bank Group’s Treasury securities trading activity; and (iii) a series of market structure proposals which would have a significant impact on securities trading activity by BCI and other Barclays Bank Group entities, as the SEC proposals would (a) impose a new SEC best execution obligation on securities broker-dealers, including BCI, (b) require that certain individual investor orders be exposed to auctions before they could be executed internally by certain trading centres, and (c) amend certain rules under Regulation NMS (National Market System) to adopt variable minimum pricing increments, reduce access fee caps for protected quotations, require that the amount of exchange fees and rebates be determinable at the time of execution, and update and expand to certain broker-dealers the disclosures required for order executions in NMS stocks, among other changes.
Other regulation
Consumer protection, culture and diversity and inclusion
In May 2021, the FCA published a consultation paper proposing the imposition of a new consumer duty on firms. The duty looks to set higher expectations for the standard of care that firms provide to customers and will impact all aspects of Barclays’ retail businesses, including every customer journey, product and service as well as our relationships with partners, suppliers and third parties. This will result in significant implementation costs and there will also be higher ongoing costs for the industry as a result of extensive monitoring and evidential requirements. Final rules were published in July 2022 and will come into force on 31 July 2023 for new and existing products or services that are open to sale or renewal, and on 31 July 2024 for closed products or services.
Our regulators have enhanced their focus on the promotion of cultural values as a key area for banks, although they generally view the responsibility for reforming culture as primarily sitting with the industry. The UK regulators have also begun focusing on diversity and inclusion in financial services firms, with the Bank of England, PRA and FCA having published a joint discussion paper and the FCA having published a policy statement on this topic in April 2022.
Data protection
Most countries where Barclays Bank Group operates have comprehensive laws requiring openness and transparency about the collection and use of personal information, and protection against loss and unauthorised or improper access. Regulations regarding data protection are increasing in number, as well as levels of enforcement, as manifested in increased amounts of fines and the severity of other penalties. We expect that personal privacy and data protection will continue to receive attention and focus from regulators, as well as public scrutiny and attention.
The EU’s General Data Protection Regulation (GDPR) created a broadly harmonised privacy regime across EU member states, introducing mandatory breach notification, enhanced individual rights, a need to openly demonstrate compliance, and significant penalties for breaches. The extraterritorial effect of the GDPR means entities established outside the EU may fall within the Regulation’s ambit when offering goods or services to European based customers or clients. Following the UK’s withdrawal from the EU, the UK continues to apply the GDPR framework (as onshored into UK law and hence now referred to as the ‘UK GDPR’ - this sits alongside an amended version of the UK Data Protection Act 2018). Following the invalidation by the European Court of Justice (CJEU) of the EU-US Privacy Shield as a mechanism for transferring EU personal data to the US, the European Commission published new standard contractual clauses (SCCs) in 2021 to meet the requirements of GDPR and the CJEU decision, known as Schrems II. In early 2022, the UK Information Commissioner set out its own international data transfer agreement, and the international data transfer addendum to the European Commission’s SCCs for international data transfers. Implementing the new EU SCCs and/or the UK addendum, which involve case-by-case transfer impact assessments and other safeguards, is likely to result in increased compliance costs for the Barclays Group. In 2021, China adopted its first comprehensive law in relation to personal information called the Personal Information Protection Law (PIPL). The PIPL applies to processing activities within mainland China, but similar to the GDPR, the PIPL has extraterritorial reach. As the global data protection regulatory landscape develops, noncompliance with any such requirements could lead to regulatory fines and other penalties.
In the US, Barclays Bank Delaware is subject to the US Federal Gramm-Leach-Bliley Act (GLBA) and the California Privacy Rights Act of 2020, which amended the California Consumer Privacy Act of 2018 and came into effect on 1 January 2023 (CPRA). The GLBA limits the use and disclosure of non-public personal information to non-affiliated third parties, and requires financial institutions to provide written notice of their privacy policies and practices and implement certain information security policies and practices. Any violations of the GLBA could subject Barclays Bank Delaware to additional reporting requirements or regulatory investigation or audits by the financial regulators. More broadly, the Barclays Bank Group's US operations are subject to the CPRA which applies to personal information that is not collected, processed, sold or disclosed subject to the GLBA. The CPRA requires applicable members of the Barclays Bank Group to both provide California residents with additional disclosures regarding the collection, use and sharing of personal information and grant California residents access, deletion, correction and other rights, including the right to opt-out of certain sales or transfers of personal information and the right to limit the processing of sensitive personal information to certain purposes. Any violations of the CPRA may be subject to enforcement by the California Privacy Protection Agency and the California Attorney General and the imposition of monetary penalties, as well as potential lawsuits arising from the private right of action provided to California residents in the case of

Barclays Bank PLC 2022 Annual Report on Form 20-F	110

Risk review
Supervision and regulation
certain data breaches. Bills proposed in the United States Congress and in the legislatures of various US states, if enacted, may have further impact on the data privacy practices of Barclays’ US operations. In addition, all 50 states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others.
Cybersecurity and operational resilience
Regulators globally continue to focus on cybersecurity risk management, organisational operational resilience and overall soundness across all financial services firms, with customer and market expectations of uninterrupted access to financial services remaining at an all-time high.
The regulatory focus has been further heightened by the increasing number of high-profile ransomware and other supply chain attacks seen across the industry in recent years and the growing reliance of financial services on Cloud and other third party service providers. This is evidenced by the continuing introduction of new laws and regulatory frameworks directed at enhancing resilience of both firms and their critical third party providers. A new UK framework introduced last year requires firms to be able to remain within impact tolerances set for their important business services by no later than 31 March 2025, with further legislation focusing on the resilience of critical third party providers now in the pipeline. The European Union’s Digital Operational Resilience Act (DORA) entered into force in January 2023 and will apply in early 2025 (after a two-year implementation period), introducing comprehensive and sector specific regulation on Information Communication Technologies (ICT) incident reporting, testing and third party risk management, and providing for direct oversight of critical third party providers servicing the EU financial services sector. The existing and anticipated requirements for increased controls will serve to improve industry standardisation and resilience capabilities, enhancing our ability to deliver services during periods of potential disruption. However, such measures are likely to result in increased technology and compliance costs for the Barclays Bank Group.
In 2022, the SEC published proposed disclosure rules and amendments regarding cybersecurity risk management, governance and incident reporting by US-listed companies, including foreign private issuers such as Barclays PLC and Barclays Bank PLC. Also in 2022, NYDFS both increased enforcement of and published proposed amendments to its main cybersecurity regulation applying to the New York Branch of Barclays Bank PLC. Final versions of the SEC proposed disclosure rules and NYDFS proposed amendments are expected in 2023.
Regulatory initiatives on ESG disclosure
The EU Regulation on Sustainability-Related Disclosures introduces disclosure obligations requiring financial institutions to explain how they integrate environmental, social and governance factors in their investment decisions for certain financial products. In addition, the EU Taxonomy Regulation provides for a general framework for the development of an EU-wide classification system for environmentally sustainable economic activities. The EU Corporate Sustainability Reporting Directive will introduce sustainability related reporting obligations for various entities including EU banks and certain listed companies, with reporting to commence on a phased basis from the financial year 2024. Draft sustainability reporting standards are being developed by the European Financial Reporting Advisory Group.
From June 2022, the EU’s Capital Requirements Regulation requires certain large financial institutions to disclose information on environmental, social and governance risks, including physical risks and transition risks.
The EU has also proposed a Directive on Corporate Sustainability Due Diligence which, if adopted, would require EU firms, including financial institutions, to carry out due diligence on companies in their value chain and identify and prevent, bring to an end or mitigate the impact of their activities on human rights and the environment.
In the UK, the UK Government has confirmed its intention to develop a UK Green Taxonomy, and the Green Technical Advisory Group has published advice on development of a Green Taxonomy with further advice expected to follow. Reporting against the Taxonomy will form part of the UK’s new Sustainability Disclosure Requirements (SDR). Certain companies will be required to disclose which portion of their activities are Taxonomy-aligned. The structure of the Taxonomy draws on the EU approach and has six environmental objectives (climate change mitigation, climate change adaptation, sustainable use and protection of water and marine resources, transition to a circular economy, pollution prevention and control and protection and restoration of biodiversity). The UK regulators are also consulting on a new SDR Framework for firms as well as investment product disclosures, including a new sustainable investment labelling regime.
In March 2022, the SEC proposed climate related-disclosure requirements for US-listed companies (which would include Barclays Bank PLC) that would, among other things, require disclosure of direct and indirect greenhouse gas emissions, with certain emissions disclosures subject to third-party attestation requirements; climate-related scenario analysis (if the issuer conducts scenario analysis), together with qualitative and quantitative information about the hypothetical future climate scenarios used in its analysis; climate transition plans or climate-related targets or goals, along with disclosure of progress against any such plans, targets or goals; climate-related risks over the short-, medium- and long-term; qualitative and quantitative information regarding climate-related risks and historical impacts in audited financial statements; corporate governance of climate-related risks; and climate-related risk-management processes.
Sanctions and financial crime
The UK Bribery Act 2010 introduced a new form of corporate criminal liability focused broadly on a company’s failure to prevent bribery on its behalf. The Criminal Finances Act 2017 introduced new corporate criminal offences of failing to prevent the facilitation of UK and overseas tax evasion. Both pieces of legislation have broad application and in certain circumstances may have extraterritorial impact on entities, persons or activities located outside the UK, including Barclays PLC’s subsidiaries outside the UK. The UK Bribery Act requires the Barclays Bank Group to have adequate procedures to prevent bribery which, due to the extraterritorial nature of the Act, makes this both complex and costly. Additionally, the Criminal Finances Act requires the Barclays Bank Group to have reasonable prevention procedures in place to prevent the criminal facilitation of tax evasion by persons acting for, or on behalf of, the Barclays Bank Group.
The Sanctions and Anti-Money Laundering Act (the Sanctions Act) became law in the UK in 2018. The Sanctions Act allows for the adoption of an autonomous UK sanctions regime, as well as a more flexible licensing regime post-Brexit. On 6 July 2020, the UK Government announced the first sanctions that have been implemented independently by the UK outside the auspices of the UN and EU. The autonomous UK sanctions regime came into force on 1 January 2021. The sanctions apply within the UK and in relation to the conduct of all UK persons wherever they are in the world; they also apply to overseas branches of UK companies (including the Barclays Bank PLC New York branch).
In the US, the Bank Secrecy Act, the USA PATRIOT Act 2001, the Anti-Money Laundering Act of 2020 and regulations thereunder contain numerous anti-money laundering and anti-terrorist financing requirements for financial institutions. In addition, the Barclays Bank Group is subject to the US

Barclays Bank PLC 2022 Annual Report on Form 20-F	111

Risk review
Supervision and regulation
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
In some cases, US state and federal regulations addressing sanctions, money laundering and other financial crimes may impact entities, persons or activities located or undertaken outside the US, including Barclays PLC and its subsidiaries. US government authorities have aggressively enforced these laws against financial institutions in recent years. As a result of the Russian invasion of Ukraine, there has been an increased regulatory focus on sanctions compliance in various jurisdictions, including in the US, UK and EU. Failure of a financial institution to ensure compliance with such laws could have serious legal, financial and reputational consequences for the institution.

Barclays Bank PLC 2022 Annual Report on Form 20-F	112

Financial statements
Contents
Detailed analysis of our consolidated financial statements, independently audited and providing in-depth disclosure on the financial performance of Barclays Bank Group.

Consolidated financial statements		Page	Note
	▪Report of independent registered public accounting firm ID 1118	114	n/a
	▪Consolidated income statement	117	n/a
	▪Consolidated statement of comprehensive income	118	n/a
	▪Consolidated balance sheet	119	n/a
	▪Consolidated statement of changes in equity	120	n/a
	▪Consolidated cash flow statement	122	n/a
Parent financial statements
	▪Parent balance sheet	123	n/a
	▪Parent statement of changes in equity	124	n/a
	▪Parent cash flow statement	126	n/a
Notes to the financial statements
	▪Significant accounting policies	127	1
Performance/return	▪Segmental reporting	131	2
	▪Net interest income	132	3
	▪Net fee and commission income	133	4
	▪Net trading income	135	5
	▪Net investment expenses	136	6
	▪Operating expenses	136	7
	▪Credit impairment charges/(releases)	137	8
	▪Tax	141	9
	▪Dividends on ordinary shares and preference shares	144	10
Assets and liabilities held at fair value	▪Trading portfolio	145	11
	▪Financial assets at fair value through the income statement	145	12
	▪Derivative financial instruments	146	13
	▪Financial assets at fair value through other comprehensive income	154	14
	▪Financial liabilities designated at fair value	154	15
	▪Fair value of financial instruments	155	16
	▪Offsetting financial assets and financial liabilities	166	17
Assets at amortised cost and other investments	▪Loans and advances and deposits at amortised cost	167	18
	▪Property, plant and equipment	168	19
	▪Leases	169	20
	▪Goodwill and intangible assets	170	21
Accruals, provisions, contingent liabilities and legal proceedings	▪Other liabilities	173	22
	▪Provisions	173	23
	▪Contingent liabilities and commitments	174	24
	▪Legal, competition and regulatory matters	174	25
Capital instruments, equity and reserves	▪Subordinated liabilities	180	26
	▪Ordinary shares, share premium and other equity	183	27
	▪Reserves	185	28
Employee benefits	▪Staff costs	186	29
	▪Share-based payments	186	30
	▪Pensions and post-retirement benefits	188	31
Scope of consolidation	▪Principal subsidiaries	195	32
	▪Structured entities	196	33
	▪Investments in associates and joint ventures	199	34
	▪Securitisations	200	35
	▪Assets pledged, collateral received and assets transferred	201	36
Other disclosure matters	▪Related party transactions and Directors’ remuneration	203	37
	▪Disposal of businesses	206	38
	▪Auditor’s remuneration	206	39
	▪Interest rate benchmark reform	206	40
	▪Barclays Bank PLC (the Parent company)	210	41

Barclays Bank PLC 2022 Annual Report on Form 20-F	113

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Barclays Bank PLC:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Barclays Bank PLC and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three‑year period ended December 31, 2022 and the related notes and specific disclosures described in Note 1 of the consolidated financial statements as being part of the consolidated financial statements (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
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
Impairment allowance for loans and advances at amortized cost, including off-balance sheet elements of the allowance
As discussed in the credit risk disclosures on pages 55 to 84, the Company’s impairment allowance for loans and advances, including off-balance sheet elements at amortized cost was £4bn as at 31 December 2022.
We identified the assessment of impairment allowance for loans and advances at amortized cost, including off balance sheet elements as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge was required because it involved significant measurement uncertainty. Complex and subjective auditor judgement was required to assess the following:
•Model estimations – Complex and subjective auditor judgement was applied in assessing the Company’s modelled estimations of Expected Credit Losses (“ECL”) due to the inherently judgmental nature of the underlying models and underlying assumptions, namely the IFRS 9 Probability of Default (“PD”) models, the Loss Given Default (“LGD”) models and the Exposure at Default (“EAD”) models. Certain IFRS 9 models and model assumptions are the key drivers of complexity and uncertainty and minor changes to those models and model assumptions could have a significant effect on the Company’s calculation of the ECL estimate.
•Economic scenarios – Complex and subjective auditor judgement was applied in assessing the forward-looking economic scenarios used by the Company as an input to calculate ECL, the probability weightings applied to them and the complexity of models used to derive the probability weightings.
•Qualitative adjustments – Complex and subjective auditor judgement was applied in assessing certain qualitative adjustments to the model-driven impairment allowance due to the inherent estimation uncertainty associated with these adjustments.
In addition, auditor judgement was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address this critical audit matter.
•We evaluated the design and implementation and tested the operating effectiveness of certain internal controls over the Company’s process for estimating the impairment allowance for loans and advances at amortized cost, including off-balance sheet elements. This included controls relating to the (1) application of the staging criteria, (2) model validation, implementation and monitoring, (3) authorization and calculation of qualitative adjustments and management overlays, (4) selection and implementation of economic variables and the controls over the economic scenario selection and probabilities, and (5) credit reviews that determine customer risk ratings used in the models for wholesale customers.
•We involved credit risk modelling professionals with specialized skills and knowledge, who assisted in the following:

Barclays Bank PLC 2022 Annual Report on Form 20-F	114

Report of Independent Registered Public Accounting Firm
◦evaluating the Company’s impairment methodologies for compliance with IFRS 9;
◦inspecting model code for the calculation of certain components of the ECL model to assess its consistency with the Company’s model methodology;
◦evaluating for a selection of models which were changed or updated during the year as to whether the changes (including the updated model code) were appropriate by assessing the updated model methodology against the applicable accounting standard;
◦reperforming the calculation of certain adjustments to assess consistency with the qualitative adjustment methodologies;
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
Valuation of certain difficult-to-value financial instruments recorded at fair value
As discussed in Note 16 to the Company’s consolidated financial statements, the balance of financial assets and liabilities recorded at fair value as at December 31, 2022 was £693bn and £634bn, respectively. Of these amounts, Level 3 assets (£17.8bn) and liabilities (£5bn) represented 2.5% of the Company’s financial assets carried at fair value and 1.2% of the Company’s financial liabilities carried at fair value. The Company has Level 2 financial assets at fair value of £582bn and financial liabilities at fair value of £572bn. Included in these amounts are certain difficult-to-value fair value financial instruments for which the Company is required to apply valuation techniques which often involve the exercise of significant judgement and the use of assumptions and valuation models.
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
◦utilising collateral dispute data to identify fair value financial instruments with significant fair value differences against market counterparties and developing an independent estimate of the fair value of such financial instruments; and
◦developing an independent estimate of fair value for a selection of trades from the above portfolios and challenging the Company where their valuations were outside our tolerance.
UK Pension Scheme – Defined Benefit Obligation (‘DBO’) assumptions
As discussed in Note 31 to the consolidated financial statements, the Company operates multiple defined benefit pension plans with the majority of the balance relating to the UK Retirement Fund ('UKRF'). The total fair value of the defined benefit pension obligation as of 31 December 2022 was £20.8bn.

Barclays Bank PLC 2022 Annual Report on Form 20-F	115

Report of Independent Registered Public Accounting Firm
Of this amount, £20.0bn related to the UKRF. The determination of the Company’s defined benefit pension obligation with respect to these plans is dependent on certain actuarial assumptions, including the discount rate, inflation rate (or retail price index) and mortality assumptions.
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
/s/KPMG LLP
We have served as the Company’s auditor since 2017.
London, United Kingdom
14 February 2023

Barclays Bank PLC 2022 Annual Report on Form 20-F	116

Consolidated financial statements
Consolidated income statement

		2022	2021	2020
For the year ended 31 December	Notes	£m	£m	£m
Continuing operations
Interest and similar income	3	11,779	5,672	6,006
Interest and similar expense	3	(6,381)	(2,599)	(2,846)
Net interest income		5,398	3,073	3,160
Fee and commission income	4	8,171	8,581	7,417
Fee and commission expense	4	(2,745)	(1,994)	(1,758)
Net fee and commission income		5,426	6,587	5,659
Net trading income	5	7,624	5,788	7,076
Net investment expense	6	(323)	(80)	(121)
Other income		69	40	4
Total income		18,194	15,408	15,778
Staff costs	29	(5,192)	(4,456)	(4,365)
Infrastructure costs	7	(900)	(1,054)	(816)
Administration and general expenses	7	(4,879)	(4,375)	(4,202)
Litigation and conduct	7	(1,427)	(374)	(76)
Operating expenses	7	(12,398)	(10,259)	(9,459)
Share of post-tax results of associates and joint ventures		3	4	7
Profit/(loss) on disposal of subsidiaries, associates and joint ventures		1	(12)	126
Profit before Impairment		5,800	5,141	6,452
Credit impairment (charges)/releases	8	(933)	277	(3,377)
Profit before tax		4,867	5,418	3,075
Taxation	9	(485)	(830)	(624)
Profit after tax		4,382	4,588	2,451

Attributable to:
Equity holders of the parent		3,650	3,957	1,774
Other equity instrument holders		732	631	677
Total equity holders of the parent		4,382	4,588	2,451
Profit after tax		4,382	4,588	2,451

Barclays Bank PLC 2022 Annual Report on Form 20-F	117

Consolidated financial statements
Consolidated statement of comprehensive income

	2022	2021	2020
For the year ended 31 December	£m	£m	£m
Profit after tax	4,382	4,588	2,451
Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[a]	2,411	(155)	(647)
Fair value through other comprehensive income reserve movement relating to debt securities
Net (losses)/gains from changes in fair value	(6,376)	(1,383)	2,402
Net losses/(gains) transferred to net profit on disposal	68	(248)	(251)
Net losses/(gains) related to (releases of) impairment	8	(6)	1
Net gains/(losses) due to fair value hedging	4,627	1,105	(1,640)
Tax	449	170	(130)
Cash flow hedging reserve
Net (losses)/gains from changes in fair value	(7,290)	(2,212)	1,366
Net gains/(losses) transferred to net profit	543	(327)	(282)
Tax	1,808	740	(291)
Other	—	—	3
Other comprehensive (loss)/income that may be recycled to profit or loss	(3,752)	(2,316)	531

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	(755)	1,299	(77)
Fair value through other comprehensive income reserve movements relating to equity instruments	—	—	1
Own credit	2,092	(105)	(810)
Tax	(156)	(563)	198
Other comprehensive income/(loss) not recycled to profit or loss	1,181	631	(688)

Other comprehensive loss for the year	(2,571)	(1,685)	(157)

Total comprehensive income for the year	1,811	2,903	2,294

Attributable to:
Equity holders of the parent	1,811	2,903	2,294
Total comprehensive income for the year	1,811	2,903	2,294
Note
aIncludes £1m gain (2021: £20m loss; 2020: £8m loss) on recycling of currency translation differences.

Barclays Bank PLC 2022 Annual Report on Form 20-F	118

Consolidated financial statements
Consolidated balance sheet

		2022	2021
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		202,142	169,085
Cash collateral and settlement balances		107,862	88,085
Loans and advances at amortised cost	18	182,507	145,259
Reverse repurchase agreements and other similar secured lending		725	3,177
Trading portfolio assets	11	133,771	146,871
Financial assets at fair value through the income statement	12	211,128	188,226
Derivative financial instruments	13	302,976	262,291
Financial assets at fair value through other comprehensive income	14	45,084	45,908
Investments in associates and joint ventures	34	26	24
Goodwill and intangible assets	21	1,665	1,449
Property, plant and equipment	19	1,379	1,248
Current tax assets		737	589
Deferred tax assets	9	4,583	2,981
Retirement benefit assets	31	4,743	3,879
Other assets		4,209	2,706
Total assets		1,203,537	1,061,778
Liabilities
Deposits at amortised cost	18	291,579	262,828
Cash collateral and settlement balances		96,811	79,047
Repurchase agreements and other similar secured borrowing		11,965	12,769
Debt securities in issue		60,012	48,388
Subordinated liabilities	26	38,253	32,185
Trading portfolio liabilities	11	72,460	53,291
Financial liabilities designated at fair value	15	272,055	251,131
Derivative financial instruments	13	289,206	256,523
Current tax liabilities		422	688
Deferred tax liabilities	9	—	6
Retirement benefit liabilities	31	184	246
Other liabilities	22	10,779	7,249
Provisions	23	858	1,110
Total liabilities		1,144,584	1,005,461
Equity
Called up share capital and share premium	27	2,348	2,348
Other equity instruments	27	10,691	9,693
Other reserves	28	(1,464)	861
Retained earnings		47,378	43,415
Total equity		58,953	56,317
Total liabilities and equity		1,203,537	1,061,778

The Board of Directors approved the financial statements on pages117 to 212 on 14 February 2023
CS Venkatakrishnan
Barclays Bank Group – Chief Executive Officer
Steven Ewart
Barclays Bank Group – Chief Financial Officer

Barclays Bank PLC 2022 Annual Report on Form 20-F	119

Consolidated financial statements
Consolidated statement of changes in equity

	Called up share capital and share premium[a]	Other equity instruments[a]	Other reserves[b]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2022	2,348	9,693	861	43,415	56,317
Profit after tax	—	732	—	3,650	4,382
Currency translation movements	—	—	2,411	—	2,411
Fair value through other comprehensive income reserve	—	—	(1,224)	—	(1,224)
Cash flow hedges	—	—	(4,939)	—	(4,939)
Retirement benefit remeasurement	—	—	—	(282)	(282)
Own credit reserve	—	—	1,463	—	1,463
Total comprehensive income for the year	—	732	(2,289)	3,368	1,811
Issue and redemption of other equity instruments	—	998	—	38	1,036
Other equity instruments coupons paid	—	(732)	—	—	(732)
Employee share schemes	—	—	—	419	419
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(413)	(413)
Dividends on ordinary shares	—	—	—	(200)	(200)
Dividends on preference shares and other shareholders equity	—	—	—	(31)	(31)
Own credit realisation	—	—	(36)	36	—
Capital contribution from Barclays PLC	—	—	—	750	750
Other reserve movements	—	—	—	(4)	(4)
Balance as at 31 December 2022	2,348	10,691	(1,464)	47,378	58,953
Notes
aFor further details refer to Note 27.
bFor further details refer to Note 28.

Barclays Bank PLC 2022 Annual Report on Form 20-F	120

Consolidated financial statements
Consolidated statement of changes in equity

	Called up share capital and share premium[a]	Other equity instruments[a]	Other reserves[b]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2021	2,348	8,621	3,183	39,558	53,710
Profit after tax	—	631	—	3,957	4,588
Currency translation movements	—	—	(155)	—	(155)
Fair value through other comprehensive income reserve	—	—	(362)	—	(362)
Cash flow hedges	—	—	(1,799)	—	(1,799)
Retirement benefit remeasurement	—	—	—	644	644
Own credit reserve	—	—	(13)	—	(13)
Total comprehensive income for the year	—	631	(2,329)	4,601	2,903
Issue and redemption of other equity instruments	—	1,072	—	3	1,075
Other equity instruments coupons paid	—	(631)	—	—	(631)
Employee share schemes	—	—	—	436	436
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(356)	(356)
Dividends on ordinary shares	—	—	—	(794)	(794)
Dividends on preference shares and other shareholders equity	—	—	—	(27)	(27)
Other reserve movements	—	—	7	(6)	1
Balance as at 31 December 2021	2,348	9,693	861	43,415	56,317
Notes
aFor further details refer to Note 27.
bFor further details refer to Note 28.

Barclays Bank PLC 2022 Annual Report on Form 20-F	121

Consolidated financial statements
Consolidated cash flow statement

		2022	2021	2020
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		4,867	5,418	3,075
Adjustment for non-cash items:
Credit impairment charges/(releases)		933	(277)	3,377
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		483	683	441
Other provisions, including pensions		1,188	85	634
Net loss/(profit) on disposal of investments and property, plant and equipment		8	12	(119)
Other non-cash movements including exchange rate movements		(13,491)	1,968	(2,362)
Changes in operating assets and liabilities
Net (increase)/decrease in cash collateral and settlement balances		(1,078)	3,633	4,098
Net (increase)/decrease in loans and advances at amortised cost		(30,617)	(7,190)	7,142
Net decrease/(increase) in reverse repurchase agreements and other similar secured lending		2,452	5,804	(7,250)
Net increase in deposits at amortised cost		28,751	18,132	31,148
Net increase/(decrease) in debt securities in issue		11,624	18,965	(4,113)
Net (decrease)/increase in repurchase agreements and other similar secured borrowing		(804)	2,326	8,411
Net increase in derivative financial instruments		(8,002)	(3,655)	(1,604)
Net decrease/(increase) in trading portfolio assets		13,100	(19,207)	(14,327)
Net increase in trading portfolio liabilities		19,169	7,152	10,927
Net (increase)/decrease in financial assets and liabilities at fair value through the income statement		(1,978)	(14,960)	2,889
Net increase in other assets		(3,311)	(2,235)	(93)
Net increase in other liabilities		1,834	2,082	13
Corporate income tax paid		(144)	(1,239)	(12)
Net cash from operating activities		24,984	17,497	42,275
Purchase of debt securities at amortised cost		(20,014)	(6,931)	(7,890)
Proceeds from redemption or sale of debt securities at amortised cost		12,925	2,424	3,527
Purchase of financial assets at fair value through other comprehensive income		(43,139)	(44,058)	(57,640)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		42,157	47,601	53,367
Purchase of property, plant and equipment and intangibles		(540)	(758)	(303)
Disposal of subsidiaries and associates, net of cash disposed		—	65	736
Other cash flows associated with investing activities		—	4	11
Net cash from investing activities		(8,611)	(1,653)	(8,192)
Dividends paid and other coupon payments on equity instruments		(963)	(1,452)	(982)
Issuance of subordinated liabilities	26	15,381	9,099	3,856
Redemption of subordinated liabilities	26	(8,367)	(7,241)	(4,746)
Issue of shares and other equity instruments		3,134	1,072	1,134
Repurchase of shares and other equity instruments		(2,136)	—	(903)
Capital contribution		750	—	—
Vesting of employee share schemes		(413)	(356)	(300)
Net cash from financing activities		7,386	1,122	(1,941)
Effect of exchange rates on cash and cash equivalents		10,235	(4,231)	1,669
Net increase in cash and cash equivalents		33,994	12,735	33,811
Cash and cash equivalents at beginning of year		185,860	173,125	139,314
Cash and cash equivalents at end of year		219,854	185,860	173,125
Cash and cash equivalents comprise:
Cash and balances at central banks		202,142	169,085	155,902
Loans and advances to banks with original maturity less than three months		6,229	6,473	7,281
Cash collateral balances with central banks with original maturity less than three months		10,625	9,690	9,086
Treasury and other eligible bills with original maturity less than three months		858	612	856
Cash and cash equivalents at end of year		219,854	185,860	173,125
Interest received by the Barclays Bank Group was £33,657m (2021: £11,616m) and interest paid by the Barclays Bank Group was £26,566m (2021: £7,493m). These amounts include interest paid and received arising from trading activities.
The Barclays Bank Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £3,038m (2021: £4,260m).

Barclays Bank PLC 2022 Annual Report on Form 20-F	122

Financial statements of Barclays Bank PLC
Parent company accounts

Balance sheet

		2022	2021
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		170,307	144,964
Cash collateral and settlement balances		82,371	75,571
Loans and advances at amortised cost		225,783	199,782
Reverse repurchase agreements and other similar secured lending		5,908	4,982
Trading portfolio assets		83,043	96,724
Financial assets at fair value through the income statement		247,325	236,577
Derivative financial instruments		258,708	234,409
Financial assets at fair value through other comprehensive income		43,086	44,163
Investments in associates and joint ventures		12	12
Investment in subsidiaries		19,264	19,134
Goodwill and intangible assets		107	109
Property, plant and equipment		110	128
Current tax assets		891	671
Deferred tax assets		3,114	1,679
Retirement benefit assets		4,695	3,825
Other assets		3,188	1,941
Total assets		1,147,912	1,064,671
Liabilities
Deposits at amortised cost		313,895	286,761
Cash collateral and settlement balances		64,955	56,419
Repurchase agreements and other similar secured borrowing		26,307	29,202
Debt securities in issue		40,166	32,585
Subordinated liabilities		37,656	31,875
Trading portfolio liabilities		52,093	50,116
Financial liabilities designated at fair value		300,851	291,062
Derivative financial instruments		250,567	227,991
Current tax liabilities		303	342
Deferred tax liabilities		—	6
Retirement benefit liabilities		80	104
Other liabilities		7,980	4,597
Provisions		592	919
Total liabilities		1,095,445	1,011,979
Equity
Called up share capital and share premium		2,348	2,348
Other equity instruments		15,398	14,400
Other reserves		(4,552)	(1,236)
Retained earnings		39,273	37,180
Total equity		52,467	52,692
Total liabilities and equity		1,147,912	1,064,671

The Board of Directors approved the financial statements on pages 17 to 20 on 14 February 2023.
CS Venkatakrishnan
Barclays Bank Group – Chief Executive Officer
Steven Ewart
Barclays Bank Group – Chief Financial Officer

Barclays Bank PLC 2022 Annual Report on Form 20-F	123

Financial statements of Barclays Bank PLC
Parent company accounts

Statement of changes in equity

	Called up share capital and share premium[a]	Other equity instruments[a,b]	Other reserves[c]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2022	2,348	14,400	(1,236)	37,180	52,692
Profit after tax	—	982	—	1,802	2,784
Currency translation movements	—	—	1,149	—	1,149
Fair value through other comprehensive income reserve	—	—	(1,232)	—	(1,232)
Cash flow hedges	—	—	(4,556)	—	(4,556)
Retirement benefit remeasurement	—	—	—	(315)	(315)
Own credit reserve	—	—	1,359	—	1,359
Total comprehensive income for the year	—	982	(3,280)	1,487	(811)
Issue and redemption of other equity instruments	—	998	—	38	1,036
Other equity instruments coupons paid	—	(982)	—	—	(982)
Employee share schemes	—	—	—	425	425
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(413)	(413)
Dividends paid on ordinary shares	—	—	—	(200)	(200)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(31)	(31)
Own credit realisation	—	—	(36)	36	—
Capital contribution from Barclays PLC	—	—	—	750	750
Other reserve movements	—	—	—	1	1
Balance as at 31 December 2022	2,348	15,398	(4,552)	39,273	52,467
Notes
aFor further details refer to Note 27.
bOther equity instruments includes AT1 securities issued by Barclays Bank PLC and borrowings of $6bn from a wholly-owned, indirect subsidiary of Barclays Bank PLC. The borrowings have been recorded as equity since, under their terms, interest payments are non cumulative and discretionary whilst repayment of principal is perpetually deferrable by Barclays Bank PLC. Should Barclays Bank PLC make a discretionary dividend payment on its ordinary shares in the six months preceding the date of an interest payment, it will be obliged to make that interest payment. In 2022, interest paid on these borrowings was £250m.
cFor further details refer to Note 28.

Barclays Bank PLC 2022 Annual Report on Form 20-F	124

Financial statements of Barclays Bank PLC
Parent company accounts

Statement of changes in equity

	Called up share capital and share premium[a]	Other equity instruments[a,b]	Other reserves[c]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2021	2,348	13,328	776	34,691	51,143
Profit after tax	—	795	—	2,641	3,436
Currency translation movements	—	—	128	—	128
Fair value through other comprehensive income reserve	—	—	(363)	—	(363)
Cash flow hedges	—	—	(1,815)	—	(1,815)
Retirement benefit remeasurement	—	—	—	612	612
Own credit reserve	—	—	31	—	31
Total comprehensive income for the year	—	795	(2,019)	3,253	2,029
Issue and redemption of other equity instruments	—	1,072	—	3	1,075
Other equity instruments coupons paid	—	(795)	—	—	(795)
Employee share schemes	—	—	—	418	418
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(356)	(356)
Dividends paid on ordinary shares	—	—	—	(794)	(794)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(27)	(27)
Other reserve movements	—	—	7	(8)	(1)
Balance as at 31 December 2021	2,348	14,400	(1,236)	37,180	52,692
Notes
aFor further details refer to Note 27.
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
cFor further details refer to Note 28.

Barclays Bank PLC 2022 Annual Report on Form 20-F	125

Financial statements of Barclays Bank PLC
Parent company accounts

Cash flow statement
		2022	2021	2020
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		2,744	3,323	2,155
Adjustment for non-cash items:
Credit impairment charges/(releases)		165	(414)	1,577
Impairment of Investments in subsidiaries		2,533	107	27
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		72	331	66
Other provisions, including pensions		996	75	505
Net profit on disposal of investments and property, plant and equipment		(115)	(49)	(397)
Other non-cash movements including exchange rate movements		(11,858)	1,002	(2,072)
Changes in operating assets and liabilities
Net decrease in cash collateral and settlement balances		2,671	313	1,863
Net increase in loans and advances at amortised cost		(19,764)	(10,255)	(29,049)
Net (increase)/decrease in reverse repurchase agreements and other similar secured lending		(926)	6,553	(6,596)
Net increase in deposits at amortised cost		27,134	14,571	32,059
Net increase/(decrease) in debt securities in issue		7,581	15,364	(2,662)
Net (decrease)/increase in repurchase agreements and other similar secured borrowing		(2,895)	1,480	18,537
Net increase in derivative financial instruments		(1,723)	(1,827)	(860)
Net decrease/(increase) in trading portfolio assets		13,681	(12,635)	(5,010)
Net increase in trading portfolio liabilities		1,977	2,023	2,963
Net (increase)/decrease in financial assets and liabilities at fair value through the income statement		(959)	(9,579)	18,799
Net increase in other assets		(3,035)	(1,989)	(83)
Net increase in other liabilities		2,196	1,557	380
Corporate income tax received/(paid)		422	(373)	354
Net cash from operating activities		20,897	9,578	32,556
Purchase of debt securities at amortised cost		(18,519)	(5,442)	(7,129)
Proceeds from redemption or sale of debt securities at amortised cost		12,107	1,278	3,054
Purchase of financial assets at fair value through other comprehensive income		(36,084)	(37,842)	(51,368)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		35,066	41,544	47,254
Purchase of property, plant and equipment and intangibles		(28)	(20)	(27)
Disposal of subsidiaries and associates, net of cash disposed		125	65	736
Increase in investment in subsidiaries		(2,667)	(1,473)	(1,907)
Other cash flows associated with investing activities		(1)	—	8
Net cash from investing activities		(10,001)	(1,890)	(9,379)
Dividends paid and other coupon payments on equity instruments		(1,213)	(1,616)	(1,134)
Issuance of subordinated liabilities	26	14,904	8,788	3,700
Redemption of subordinated liabilities	26	(8,104)	(7,095)	(4,580)
Issue of shares and other equity instruments		3,134	1,072	3,075
Repurchase of shares and other equity instruments		(2,136)	—	(903)
Capital contribution		750
Vesting of shares under employee share schemes		(413)	(356)	(300)
Net cash from financing activities		6,922	793	(142)
Effect of exchange rates on cash and cash equivalents		8,166	(2,913)	1,169
Net increase in cash and cash equivalents		25,984	5,568	24,204
Cash and cash equivalents at beginning of year		159,059	153,491	129,287
Cash and cash equivalents at end of year		185,043	159,059	153,491
Cash and cash equivalents comprise:
Cash and balances at central banks		170,307	144,964	133,386
Loans and advances to banks with original maturity less than three months		3,466	3,793	10,174
Cash collateral balances with central banks with original maturity less than three months		10,625	9,690	9,086
Treasury and other eligible bills with original maturity less than three months		645	612	845
Cash and cash equivalents at end of year		185,043	159,059	153,491

Interest received by Barclays Bank PLC was £25,048m (2021: £7,284m) and interest paid by Barclays Bank PLC was £21,325m (2021: £5,496m). These amounts include interest paid and received arising from trading activities. Dividends received were £1,862m (2021: £1,174m).
Barclays Bank PLC was required to maintain balances with central banks and other regulatory authorities of £1,070m (2021: £1,585m).

Barclays Bank PLC 2022 Annual Report on Form 20-F	126

Notes to the financial statements
For the year ended 31 December 2022

This section describes the Barclays Bank Group’s significant policies and critical accounting estimates that relate to the financial statements and notes as a whole. If an accounting policy or a critical accounting estimate relates to a particular note, the accounting policy and/or critical accounting estimate is contained with the relevant note.

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
The principal accounting policies applied in the preparation of the consolidated and separate financial statements are set out below, and in the relevant notes to the financial statements. These policies have been consistently applied.
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
In making this assessment, the Board has considered a wide range of information relating to present and future conditions and has reviewed of a working capital report (WCR). The WCR is used by the Board to assess the future performance of the Barclays Bank Group and whether it has the resources in place that are required to meet its ongoing regulatory requirements. The WCR assessment is based upon business plans which contain future forecasts of profitability taken from the Barclays Bank Group’s medium term plan as well as projections of regulatory capital requirements and business funding needs. The WCR also includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirement forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Barclays Bank Group could experience.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	127

Notes to the financial statements
For the year ended 31 December 2022
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	128

Notes to the financial statements
For the year ended 31 December 2022
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
5.New and amended standards and interpretations
The accounting policies adopted have been consistently applied.
Future accounting developments
The following accounting standards have been issued by the IASB but are not yet effective:
IFRS 17 – Insurance contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. IFRS 17 will replace IFRS 4 Insurance Contracts that was issued in 2005. In June 2020, the IASB published amendments to IFRS 17, to include scope exclusion for certain credit card contracts and similar contracts that provide insurance coverage, the optional scope exclusion for loan contracts that transfer significant insurance risk, and the clarification that only financial guarantees issued are in scope of IFRS 9.
IFRS 17 applies to all types of insurance contracts (i.e. life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply.
IFRS 17 is effective for accounting periods beginning on or after 1 January 2023. The Barclays Bank Group does not expect the impact of IFRS 17 to be material.
Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
In January 2020 the IASB issued amendments to IAS 1 to clarify the presentation of liabilities in the balance sheet, with an effective date of 1 January 2024.

Barclays Bank PLC 2022 Annual Report on Form 20-F	129

Notes to the financial statements
For the year ended 31 December 2022
The amendments clarify that a liability should be classified as non-current only if the entity has the right to defer settlement of the liability for at least 12 months after the reporting period, and that (i) the right to defer settlement must exist at the end of the reporting period and (ii) management’s intentions or expectations about whether it will exercise its right to defer settlement does not affect the classification. Further clarifications include how lending conditions affect classification and classification of liabilities the entity will or may settle by issuing its own equity instruments.
In October 2022, the IASB also issued further amendments to IAS 1 to improve the information an entity provides when its right to defer settlement of a liability for at least twelve months is subject to compliance with covenants, and to respond to stakeholders’ concerns about the classification of such a liability as current or non-current.
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
▪Credit impairment charges on pages 137 to 140
▪Tax on pages 141 to 144
▪Fair value of financial instruments on pages 155 to 165
▪Pensions and post-retirement benefit obligations on pages 188 to 195
▪Provisions including conduct and legal, competition and regulatory matters on pages 173 to 174
7.Other disclosures
To improve transparency and ease of reference, by concentrating related information in one place, certain disclosures required under IFRS have been included within the Risk review section as follows:
▪Credit risk on pages 45 to 46 and on pages 55 to 84
▪Market risk on page 46 and on pages 85 to 87
▪Treasury and capital risk – capital on pages 47 to 48 and on page 95
▪Treasury and capital risk – liquidity on pages 47 to 48 and on page 89
These disclosures are covered by the Audit opinion (included on pages 114 to 116) where referenced as audited.

Barclays Bank PLC 2022 Annual Report on Form 20-F	130

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

The Barclays Bank Group divisions have been, for segmental reporting purposes, defined as Corporate and Investment Bank and Consumer, Cards and Payments.
▪Corporate and Investment Bank which includes the Global Markets, Investment Banking and Corporate Banking businesses.
▪Consumer, Cards and Payments which includes the International Cards and Consumer Bank, Private Bank and Payments businesses.
The below table also includes Head Office which comprises head office and certain central support functions including the Barclays Bank Group service company full time equivalent employees.

Analysis of results by business

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2022
Total income	13,722	4,547	(75)	18,194
Operating expenses	(8,011)	(2,800)	(160)	(10,971)
Litigation and conduct	(1,189)	(230)	(8)	(1,427)
Total operating expenses	(9,200)	(3,030)	(168)	(12,398)
Other net income[a]	3	1	—	4
Profit before impairment	4,525	1,518	(243)	5,800
Credit impairment charges	(119)	(814)	—	(933)
Profit/(loss) before tax	4,406	704	(243)	4,867
Total assets (£bn)	1,111.2	79.9	12.4	1,203.5
Number of employees (full time equivalent)	8,000	2,900	11,000	21,900
Average number of employees (full time equivalent)				21,100

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2021
Total income	12,481	3,337	(410)	15,408
Operating expenses	(7,169)	(2,316)	(400)	(9,885)
Litigation and conduct	(237)	(108)	(29)	(374)
Total operating expenses	(7,406)	(2,424)	(429)	(10,259)
Other net income/(expenses)[a]	(8)	1	(1)	(8)
Profit before impairment	5,067	914	(840)	5,141
Credit impairment(charges)/releases	461	(185)	1	277
Profit/(loss) before tax	5,528	729	(839)	5,418
Total assets (£bn)	986.2	64.4	11.2	1,061.8
Number of employees (full time equivalent)	7,800	2,600	9,800	20,200
Average number of employees (full time equivalent)				20,300
Notes
aOther net income/(expenses) represents the share of post-tax results of associates and joint ventures, and profit (or loss) on disposal of subsidiaries, associates and joint ventures.

Barclays Bank PLC 2022 Annual Report on Form 20-F	131

Notes to the financial statements
Financial performance and returns

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2020
Total income	12,607	3,490	(319)	15,778
Operating expenses	(7,125)	(2,132)	(126)	(9,383)
Litigation and conduct	(4)	(44)	(28)	(76)
Total operating expenses	(7,129)	(2,176)	(154)	(9,459)
Other net income[a]	16	114	3	133
Profit before impairment	5,494	1,428	(470)	6,452
Credit impairment charges	(1,565)	(1,720)	(92)	(3,377)
Profit/(loss) before tax	3,929	(292)	(562)	3,075
Total assets (£bn)	990.9	57.8	11.0	1,059.7
Number of employees (full time equivalent)	7,800	3,000	10,100	20,900
Average number of employees (full time equivalent)				20,145
Note
aOther net income/(expenses) represents the share of post-tax results of associates and joint ventures, and profit (or loss) on disposal of subsidiaries, associates and joint ventures.

Income by geographic region[b]
	2022	2021	2020
For the year ended 31 December	£m	£m	£m
United Kingdom	7,962	4,585	4,954
Europe	2,320	2,358	2,119
Americas	6,516	7,326	7,590
Africa and Middle East	63	45	37
Asia	1,333	1,094	1,078
Total	18,194	15,408	15,778

Income from individual countries which represent more than 5% of total income[b]
	2022	2021	2020
For the year ended 31 December	£m	£m	£m
United Kingdom	7,962	4,585	4,954
United States	6,340	7,162	7,471
Note
b The geographical analysis is based on the location of the office where the transactions are recorded.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	132

Notes to the financial statements
Financial performance and returns

	2022	2021	2020
	£m	£m	£m
Cash and balances at central banks	2,097	128	226
Loans and advances at amortised cost	7,454	4,265	4,510
Fair value through other comprehensive income	1,493	380	604
Negative interest on liabilities	208	248	68
Other	527	651	598
Interest and similar income	11,779	5,672	6,006
Deposits at amortised cost	(3,104)	(331)	(644)
Debt securities in issue	(1,473)	(413)	(424)
Subordinated liabilities	(966)	(934)	(1,112)
Negative interest on assets	(208)	(374)	(325)
Other	(630)	(547)	(341)
Interest and similar expense	(6,381)	(2,599)	(2,846)
Net interest income	5,398	3,073	3,160
Interest and similar income presented above represents interest revenue calculated using the effective interest method. Costs to originate credit card balances of £747m (2021: £623m; 2020: £687m) have been amortised to interest and similar income during the year. Interest and similar income includes £38m (2021: £7m; 2020: £9m) accrued on impaired loans. Other interest expense includes £18m (2021: £20m, 2020: £23m) relating to IFRS 16 lease interest expenses.
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
The Barclays Bank Group recognises fee and commission income charged for services provided by the Barclays Bank Group as and when performance obligations are satisfied, for example, on completion of the underlying transaction. Where the contractual arrangements also result in the Barclays Bank Group recognising financial instruments in scope of IFRS 9, such financial instruments are initially recognised at fair value in accordance with IFRS 9 before applying the provisions of IFRS 15.

Fee and commission income is disaggregated below by fee types that reflect the nature of the services offered across the Barclays Bank Group and operating segments, in accordance with IFRS 15. The below table includes a total for fees in scope of IFRS 15. Refer to Note 2 for more detailed information about operating segments.

	2022

	Corporate and Investment Bank	Cards & Payments and Private Bank	Head Office	Total
	£	£	£	£
Fee type
Transactional	449	2,803	—	3,252
Advisory	820	144	—	964
Brokerage and execution	1,465	56	—	1,521
Underwriting and syndication	2,036	1	—	2,037
Other	99	134	22	255
Total revenue from contracts with customers	4,869	3,138	22	8,029
Other non-contract fee income	138	4	—	142
Fee and commission income	5,007	3,142	22	8,171
Fee and commission expense	(966)	(1,778)	(1)	(2,745)
Net fee and commission income	4,041	1,364	21	5,426

Barclays Bank PLC 2022 Annual Report on Form 20-F	133

Notes to the financial statements
Financial performance and returns

	2021

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	390	2,158	—	2,548
Advisory	968	128	—	1,096
Brokerage and execution	1,082	53	—	1,135
Underwriting and syndication	3,425	—	—	3,425
Other	80	155	21	256
Total revenue from contracts with customers	5,945	2,494	21	8,460
Other non-contract fee income	116	5	—	121
Fee and commission income	6,061	2,499	21	8,581
Fee and commission expense	(781)	(1,207)	(6)	(1,994)
Net fee and commission income	5,280	1,292	15	6,587

	2020

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	357	1,973	—	2,330
Advisory	593	100	—	693
Brokerage and execution	1,116	57	—	1,173
Underwriting and syndication	2,867	—	—	2,867
Other	54	152	29	235
Total revenue from contracts with customers	4,987	2,282	29	7,298
Other non-contract fee income	114	5	—	119
Fee and commission income	5,101	2,287	29	7,417
Fee and commission expense	(768)	(988)	(2)	(1,758)
Net fee and commission income	4,333	1,299	27	5,659
Fee types
Transactional
Transactional fees are service charges on deposit accounts, cash management services fees and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage. Transaction and processing fees are recognised at the point in time the transaction occurs or service is performed. Interchange and merchant fees are recognised upon settlement of the card transaction payment.
The Barclays Bank Group incurs certain card related costs including those related to cardholder reward programmes and payments to co-brand partners. Cardholder reward programme costs related to customers that settle their outstanding balance each period (transactors) are expensed when incurred and presented in fee and commission expense, while costs related to customers that continuously carry an outstanding balance (revolvers) are included in the effective interest rate of the receivable (refer to Note 3). Payments to partners for new cardholder account originations related to transactor accounts are deferred as costs to obtain a contract under IFRS 15, while costs related to revolver accounts are included in the effective interest rate of the receivable (refer to Note 3). Those costs deferred under IFRS 15 are capitalised and amortised over the estimated life of the customer relationship. Payments to co-brand partners based on revenue sharing to the extent the revenue share relates to "revolvers" are included in the effective interest rate of the receivable and to the extent revenue share relates to “transactors” it must be presented in fee and commission expense. Payments based on profitability are presented in fee and commission expense.
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
Brokerage and execution
Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions and facilitating foreign exchange transactions for spot/forward contracts. Brokerage and execution fees are recognised at the point in time the associated service has been completed which is generally the trade date of the transaction.

Barclays Bank PLC 2022 Annual Report on Form 20-F	134

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
Included in underwriting and syndication fees are loan commitment fees, when the draw down is not probable, which are not presented as part of the carrying value of the loan in accordance with IFRS 9. Such commitment fees are recognised over time through to the contractual maturity of the commitment.
Contract assets and contract liabilities
The Barclays Bank Group had no material contract assets or contract liabilities as at 31 December 2022 (2021: £nil; 2020: £nil).
Impairment of fee receivables and contract assets
During 2022, there have been no material impairments recognised in relation to fees receivable and contract assets (2021: £nil; 2020: £nil). Fees in relation to transactional business can be added to outstanding customer balances. These amounts may be subsequently impaired as part of the overall loans and advances balance.
Remaining performance obligations
The Barclays Bank Group applies the practical expedient of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less or because the Barclays Bank Group has a right to consideration that corresponds directly with the value of the service provided to the client or customer.
Costs incurred in obtaining or fulfilling a contract
The Barclays Bank Group expects that incremental costs of obtaining a contract such as success fee and commission fees paid are recoverable and therefore capitalise such contract costs. Capitalised contract costs net of amortisation as at 31 December 2022 are £190m (2021: £148m; 2020: £135m).
Capitalised contract costs are amortised over the customer relationship period depending on the transfer of services to which the asset pertains. In 2022, the amount of amortisation was £45m (2021: £35m; 2020: £35m) and there was no impairment loss recognised in connection with the capitalised contract costs (2021: £nil; 2020: £nil).
5Net trading income

Accounting for net trading income
In accordance with IFRS 9, trading positions are held at fair value, and the resulting gains and losses are included in net trading income, together with interest and dividends arising from long and short positions and funding costs relating to trading activities.
Income arises from both the sale and purchase of trading positions, margins which are achieved through market making and customer business and from changes in fair value caused by movements in interest and exchange rates, equity prices and other market variables.
Gains or losses on non-trading financial instruments designated or mandatorily at fair value with changes in fair value recognised in the income statement are included in net trading income where the business model is to manage assets and liabilities on a fair value basis which includes use of derivatives or where an instrument is designated at fair value to eliminate an accounting mismatch and the related instrument's gain and losses are reported in net trading income.

	2022	2021	2020
	£m	£m	£m
Net gains on financial instruments held for trading	5,603	3,999	5,392
Net gains on financial instruments designated at fair value	501	682	695
Net gains on financial instruments mandatorily at fair value	1,520	1,107	989
Net trading income	7,624	5,788	7,076

Barclays Bank PLC 2022 Annual Report on Form 20-F	135

Notes to the financial statements
Financial performance and returns
6Net investment expense

Accounting for net investment income/(expense)
Dividends are recognised when the right to receive the dividend has been established. Other accounting policies relating to net investment income are set out in Note 12 and Note 14.

	2022	2021	2020
	£m	£m	£m
Net gains/(losses) from financial assets mandatorily at fair value	19	(116)	(39)
Net (losses)/gains from disposal of debt instruments at fair value through other comprehensive income	(68)	248	251
Net (losses)/gains from disposal of financial assets and liabilities measured at amortised cost	(66)	22	(128)
Net losses on other investments	(208)	(234)	(205)
Net investment expense	(323)	(80)	(121)

7Operating expenses

	2022	2021	2020
	£m	£m	£m
Infrastructure costs
Property and equipment	417	371	374
Depreciation and amortisation	470	403	421
Impairment of property, equipment and intangible assets[a]	13	280	21
Total infrastructure costs	900	1,054	816
Administration and general expenses
Consultancy, legal and professional fees	403	390	345
Marketing and advertising	312	235	176
UK bank levy	150	134	249
Other administration and general expenses	4,014	3,616	3,432
Total administration and general expenses	4,879	4,375	4,202
Staff costs[b]	5,192	4,456	4,365
Litigation and conduct	1,427	374	76
Operating expenses	12,398	10,259	9,459
Notes
aIn 2021, Impairment of property, equipment and intangible assets included £266m relating to structural cost actions taken as part of the real estate review.
bFor further details on staff costs including accounting policies, refer to Note 29.

Barclays Bank PLC 2022 Annual Report on Form 20-F	136

Notes to the financial statements
Financial performance and returns
8Credit impairment charges/(releases)
Accounting for the impairment of financial assets
Impairment
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
Expected credit loss measurement is based on the ability of borrowers to make payments as they fall due. The Barclays Bank Group also considers sector specific risks and whether additional adjustments are required in the measurement of ECL. Credit risk may be impacted by climate considerations for certain sectors, such as oil and gas.
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
The assessment of the point at which a PD increase is deemed ‘significant’ is based upon analysis of the portfolio’s risk profile against a common set of principles and performance metrics (consistent across both retail and wholesale businesses), incorporating expert credit judgement where appropriate. Application of quantitative PD floors does not represent the use of the low credit risk exemption as exposures can separately move into stage 2 via the qualitative route described below.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	137

Notes to the financial statements
Financial performance and returns
Exposures are only removed from Stage 3 and re-assigned to Stage 2 once the original default trigger event no longer applies. Exposures being removed from Stage 3 must no longer qualify as credit impaired, and:
a)the obligor will also have demonstrated consistently good payment behaviour over a 12-month period, by making all consecutive contractual payments due and, for forborne exposures, the relevant EBA defined probationary period has also been successfully completed; or
b)(for non-forborne exposures) the performance conditions are defined and approved within an appropriately sanctioned restructure plan, including 12 months’ payment history have been met.
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
The Barclays Bank Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium term forecasts) and Bloomberg (based on median of economic forecasters), which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a broadly similar severity to the Barclays Bank Group's internal stress tests and stress scenarios provided by regulators, whilst also considering IFRS 9 specific sensitivities and non-linearity. The favourable scenarios are designed to reflect plausible upside risks to the Baseline scenario which are broadly consistent with the economic narrative approved by the Senior Scenario Review Committee. All scenarios are regenerated at a minimum semi-annually. The scenarios include key economic variables (including GDP, unemployment, House Price Index (HPI) and base rates in both the UK and US markets) and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately seven years.
The methodology for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historical UK and US macroeconomic variables against the forecast paths of the five scenarios. The methodology works such that the baseline (reflecting current consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from the baseline; the further from the baseline, the smaller the weight. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The same scenarios used in the estimation of expected credit losses are also used to inform Barclays' internal planning. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices, and credit cards and unsecured consumer loans are highly sensitive to unemployment.
Definition of default, credit impaired assets, write-offs, and interest income recognition
The definition of default for the purpose of determining ECLs, and for internal credit risk management purposes, has been aligned to the Regulatory Capital CRR Article 178 definition of default, to maintain a consistent approach with IFRS 9 and associated regulatory guidance. The Regulatory Capital CRR Article 178 definition of default considers indicators that the debtor is unlikely to pay, includes exposures in forbearance and is no later than when the exposure is more than 90 days past due. When exposures are identified as credit impaired at the time when they are purchased or originated, interest income is calculated on the carrying value net of the impairment allowance.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	138

Notes to the financial statements
Financial performance and returns
Expected life
Lifetime ECLs must be measured over the expected life. This is restricted to the maximum contractual life and takes into account expected prepayment, extension, call and similar options. The exceptions are certain revolver financial instruments, such as credit cards and bank overdrafts, that include both a drawn and an undrawn component where the entity’s contractual ability to demand repayment and cancel the undrawn commitment does not limit the entity’s exposure to credit losses to the contractual notice period. For revolving facilities, expected life is analytically derived to reflect the behavioural life of the asset, i.e. the full period over which the business expects to be exposed to credit risk. Behavioural life is typically based upon historical analysis of the average time to default, closure or withdrawal of facility. Where data is insufficient or analysis inconclusive, an additional ‘maturity factor’ may be incorporated to reflect the full estimated life of the exposures, based upon experienced judgement and/or peer analysis. Potential future modifications of contracts are not taken into account when determining the expected life or EAD until they occur.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	139

Notes to the financial statements
Financial performance and returns
Temporary adjustments to calculated IFRS9 impairment allowances may be applied in limited circumstances to account for situations where known or expected risk factors or information have not been considered in the ECL assessment or modelling process. For further information please see page 63 in credit risk performance.

Information about the potential impact of the physical and transition risks of climate change on borrowers is considered, taking into account reasonable and supportable information to make accounting judgements and estimates. Climate change is inherently of a long-term nature, with significant levels of uncertainty, and consequently requires judgement in determining the possible impact in the next financial year, if any.

	2022			2021			2020

	Impairment Charges/(Releases)	Recoveries and Reimbursements[a]	Total	Impairment Charges/(Releases)	Recoveries and Reimbursements	Total	Impairment Charges/(Releases)	Recoveries and Reimbursements	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances at amortised cost	1,118	(228)	890	(264)	259	(5)	3,060	(368)	2,692
Off-balance sheet loan commitments and financial guarantee contracts	7	—	7	(257)	—	(257)	547	—	547
Total	1,125	(228)	897	(521)	259	(262)	3,607	(368)	3,239
Cash collateral and settlement balances	28	—	28	(4)	—	(4)	2	—	2
Financial instruments at fair value through other comprehensive income	8	—	8	(6)	—	(6)	—	—	—
Other financial assets measured at cost	—	—	—	(5)	—	(5)	136	—	136
Credit impairment charges/(releases)	1,161	(228)	933	(536)	259	(277)	3,745	(368)	3,377
Note
a.Recoveries and reimbursements include a net increase in amounts recoverable from financial guarantee contracts held with third parties of £195m (2021: £(290)m) and cash recoveries of previously written off amounts of £33m (2021: £31m).

Write-offs that can be subjected to enforcement activity
The contractual amount outstanding on financial assets that were written off during the year and that can still be subjected to enforcement activity is £512m (2021: £752m). This is lower than the write-offs presented in the movement in gross exposures and impairment allowance table due to assets sold during the year post write-offs and post write-off recoveries.
Modification of financial assets
Financial assets of £2,237m (2021: £3,260m), with a loss allowance measured at an amount equal to lifetime ECL, were subject to non-substantial modification during the year, with a resulting loss of £1m (2021: £2m). The gross carrying amount at 31 December 2022 of financial assets subject to non-substantial modification for which the loss allowance has changed to a 12 month ECL during the year amounts to £1,077m (2021: £419m).

Barclays Bank PLC 2022 Annual Report on Form 20-F	140

Notes to the financial statements
Financial performance and returns
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
Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised. Deferred tax liabilities are recognised for all taxable temporary differences except for the initial recognition of goodwill. Deferred tax is not recognised where the temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss. Deferred tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date which are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are only offset when there is both a legal right to set-off and an intention to settle on a net basis.
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

	2022	2021	2020
	£m	£m	£m
Current tax charge/(credit)
Current year	623	904	993
Adjustments in respect of prior years	(625)	393	3
	(2)	1,297	996
Deferred tax charge/(credit)
Current year	19	(179)	(563)
Adjustments in respect of prior years	468	(288)	191
	487	(467)	(372)
Tax charge	485	830	624

In 2022 the adjustments in respect of prior years are principally a result of various steps taken in the US tax group that have affected the timing of the tax deductibility of expenditure related to fixed assets. Across the Barclays Bank PLC’s US Branch Tax Group and US Intermediate Holding Company Tax Group ("IHC Tax Group") elections have been made in 2022 to advance tax deductions in relation to fixed assets that would otherwise have arisen in later periods. Those elections resulted in a current tax credit in respect of prior years of £556m and a deferred tax charge in respect of prior years of a similar amount.

Barclays Bank PLC 2022 Annual Report on Form 20-F	141

Notes to the financial statements
Financial performance and returns
The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Barclays Bank Group’s profit before tax.

	2022	2022	2021	2021	2020	2020
	£m	%	£m	%	£m	%
Profit before tax from continuing operations	4,867		5,418		3,075
Tax charge based on the standard UK corporation tax rate of 19% (2021: 19%, 2020: 19%)	925	19.0%	1,029	19.0%	584	19.0%
Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 22.3% (2021: 24.0%, 2020: 25.0%))	160	3.3%	273	5.0%	183	6.0%

Recurring items:
Non-creditable taxes including withholding taxes	117	2.4%	124	2.3%	107	3.4%
Non-deductible expenses	28	0.6%	61	1.1%	28	0.9%
Impact of UK bank levy being non-deductible	28	0.6%	25	0.5%	48	1.6%
Impact of Barclays Bank PLC's overseas branches being taxed both locally and in the UK	17	0.3%	25	0.5%	25	0.8%
Tax adjustments in respect of share-based payments	10	0.2%	(5)	(0.1%)	14	0.5%
Banking surcharge[a] and other items	(39)	(0.8%)	(48)	(0.9%)	(70)	(2.3%)
Non-taxable gains and income	(129)	(2.6%)	(152)	(2.8%)	(180)	(5.9%)
Tax relief on payments made under AT1 instruments	(136)	(2.8%)	(113)	(2.1%)	(124)	(4.0%)
Changes in recognition of deferred tax and effect of unrecognised tax losses	(146)	(3.0%)	(140)	(2.6%)	(123)	(4.0%)
Adjustments in respect of prior years	(157)	(3.2%)	105	1.9%	194	6.3%
Tax relief on holdings of inflation-linked government bonds	(510)	(10.5%)	(157)	(2.9%)	(20)	(0.6%)

Non-recurring items:
Remeasurement of UK deferred tax assets due to tax rate changes	183	3.8%	(218)	(4.0%)	(43)	(1.4%)
Non-deductible provisions for investigations and litigation	85	1.7%	—	—	(6)	(0.2%)
Non-deductible provisions for UK customer redress	49	1.0%	21	0.4%	7	0.2%
Total tax charge	485	10.0%	830	15.3%	624	20.3%

a.Banking surcharge includes the impact of the 8% UK banking surcharge rate on profits/losses and tax adjustments relating to UK banking entities.
Factors driving the effective tax rate
The effective tax rate of 10.0% is lower than the UK corporation tax rate of 19.0% primarily due to tax relief on holdings of inflation-linked government bonds, beneficial prior year adjustments, the utilisation of unrecognised tax losses in the period, tax relief on payments made under AT1 instruments and non-taxable gains and income. These factors, which have each decreased the effective tax rate, are partially offset by adjustments for the remeasurement of UK deferred tax assets as a result of the enactment in 2022 of a reduction in the banking surcharge rate to 3% from 1 April 2023, profits earned outside the UK being taxed at local statutory tax rates that are higher than the UK tax rate and non-creditable taxes.
The Barclays Bank Group’s future tax charge will be sensitive to the geographic mix of profits earned, the tax rates in force and changes to the tax rules in the jurisdictions that the Barclays Bank Group operates in.

In its Autumn Statement held in November 2022, the UK Government confirmed that, as currently enacted, the banking surcharge rate will be reduced from 8% to 3% from 1 April 2023. UK deferred tax assets as at 31 December 2022 are measured at this rate, having been remeasured when the 3% rate was substantively enacted in 2022. The statutory tax rate applicable to banks' UK profits will therefore be 28% (comprising a rate of 25% for corporation tax and of 3% for banking surcharge) from 1 April 2023.
The OECD and G20 Inclusive Framework on Base Erosion and Profit Shifting announced plans to introduce a global minimum tax rate of 15% and the OECD issued model rules in 2021. During 2022 further OECD guidance has been released and draft legislation to implement the global minimum tax regime has been published by the UK Government. The UK Government has stated that it intends to enact legislation in 2023 to apply for accounting periods beginning on or after 31 December 2023. The Barclays Bank Group has reviewed the published OECD model rules and further guidance along with the draft UK legislation and has been assessing the expected impact ahead of the implementation of the new regime. The Barclays Bank Group will review further guidance as well as new legislation expected to be released by governments implementing this new tax regime and continue to assess the potential impact.
In the USA, the Inflation Reduction Act was enacted in August 2022. The Act does not include changes to the US corporate income tax rate or to US international tax provisions included in the previously proposed Build Back Better Act but does introduce a corporate alternative minimum tax on adjusted financial statements income, effective from 1 January 2023. Further regulations and guidance are expected to be published in 2023, however the Barclays Bank Group’s preliminary view is that the alternative minimum tax is not expected to materially increase the Barclays Bank Group’s effective tax rate. The Barclays Bank Group will review future guidance when it is published and continue to monitor other legislative developments and assess the potential impact.

Barclays Bank PLC 2022 Annual Report on Form 20-F	142

Notes to the financial statements
Financial performance and returns
Tax in the consolidated statement of comprehensive income
Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income. The total amount recognised in relation to the remeasurement of UK deferred tax through other comprehensive income was a £83m credit (2021: £148m charge).
Tax included directly in equity
Tax included directly in equity comprises a £1m debit (2021: £38m credit) relating to share-based payments and deductible costs on issuing other equity instruments.
Deferred tax assets and liabilities
The deferred tax amounts on the balance sheet were as follows:

	Barclays Bank Group
	2022	2021
	£m	£m
IHC Tax Group	1,094	1,004
Barclays Bank PLC's US Branch Tax Group	482	1,002
UK Tax Group	2,557	576
Other (outside the UK and US tax groups)	450	399
Deferred tax asset	4,583	2,981
Deferred tax liability - UK Tax Group	—	(6)
Net deferred tax	4,583	2,975
US deferred tax assets in the IHC and the US Branch Tax Groups
The deferred tax asset in the IHC Tax Group of £1,094m (2021: £1,004m) includes £21m (2021: £1m) relating to tax losses, with the balance relating to temporary differences. The deferred tax asset in Barclays Bank PLC’s US Branch Tax Group of £482m (2021: £1,002m) relates entirely to temporary differences.
In relation to the IHC Tax Group, these temporary differences include £434m (2021: £301m) arising from New York State and City prior net operating loss conversion which can be carried forward and will expire in 2034. Business profit forecasts indicate these amounts will be fully recovered before expiry.
UK Tax Group deferred tax assets and liabilities
The net deferred tax asset in the UK Tax Group of £2,557m (2021: £576m) includes a deferred tax asset of £1,237m (2021: £1,074m) relating to tax losses with the balance relating to temporary differences. There is no time limit on utilisation of UK tax losses and business profit forecasts indicate these losses will be fully recovered.
Other deferred tax assets (outside the UK and US tax groups)
The deferred tax asset of £450m (2021: £399m) in other entities within the Barclays Bank Group includes £90m (2021: £121m) relating to tax losses. These deferred tax assets relate to a number of different territories and their recognition is based on profit forecasts or local country law which indicate that it is probable that those deferred tax assets will be fully recovered.
Of the deferred tax asset of £450m (2021: £399m), an amount of £33m (2021: £9m) relates to entities which have suffered a loss in either the current or prior year and the utilisation of which is dependent upon future taxable profits. This has been taken into account in reaching the above conclusion that these deferred tax assets will be fully recovered in the future.

Barclays Bank PLC 2022 Annual Report on Form 20-F	143

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

Barclays Bank Group
	Fixed asset timing differences	Fair value through other comprehensive income	Cash flow hedges	Retirement benefit obligations	Loan impairment allowance	Own credit	Share based payments and deferred compensation	Other temporary differences	Tax losses carried forward	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	678	144	309	24	481	426	327	1,134	1,196	4,719
Liabilities	(30)	—	—	(1,674)	—	—	—	(40)	—	(1,744)
As at 1 January 2022	648	144	309	(1,650)	481	426	327	1,094	1,196	2,975
Income statement	(531)	(6)	—	(7)	47	—	(2)	(140)	152	(487)
Other comprehensive income and reserves	—	449	1,731	357	—	(616)	(17)	—	—	1,904
Other movements	33	3	—	6	20	—	21	108	—	191
	150	590	2,040	(1,294)	548	(190)	329	1,062	1,348	4,583
Assets	215	590	2,040	21	548	—	329	1,138	1,348	6,229
Liabilities	(65)	—	—	(1,315)	—	(190)	—	(76)	—	(1,646)
As at 31 December 2022	150	590	2,040	(1,294)	548	(190)	329	1,062	1,348	4,583

Assets	659	—	—	30	455	329	317	1,187	711	3,688
Liabilities	(33)	(21)	(441)	(826)	—	—	—	(40)	—	(1,361)
As at 1 January 2021	626	(21)	(441)	(796)	455	329	317	1,147	711	2,327
Income statement	14	(6)	—	1	38	—	(13)	(52)	485	467
Other comprehensive income and reserves	—	170	750	(855)	—	98	20	(1)	—	182
Other movements	8	1	—	—	(12)	(1)	3	—	—	(1)
	648	144	309	(1,650)	481	426	327	1,094	1,196	2,975
Assets	678	144	309	24	481	426	327	1,134	1,196	4,719
Liabilities	(30)	—	—	(1,674)	—	—	—	(40)	—	(1,744)
As at 31 December 2021	648	144	309	(1,650)	481	426	327	1,094	1,196	2,975
Other movements include the impact of changes in foreign exchange rates as well as deferred tax amounts relating to acquisitions and disposals.
The amount of deferred tax asset expected to be recovered after more than 12 months for the Barclays Bank Group is £5,514m (2021: £4,328m). The amount of deferred tax liability expected to be settled after more than 12 months for the Barclays Bank Group is £1,545m (2021: £1,740m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.
Unrecognised deferred tax
Tax losses and temporary differences
The Barclays Bank Group has deferred tax assets not recognised in respect of gross deductible temporary differences of £111m (2021: £110m), unused tax credits of £323m (2021: £283m), and gross tax losses of £22,263m (2021: £22,496m). The tax losses include capital losses of £3,661m (2021: £3,642m). Of these tax losses, £149m (2021: £63m) expire within five years, £401m (2021: £370m) expire within six to ten years, £10,393m (2021: £10,529m) expire within 11 to 20 years and £11,320m (2021: £11,534m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.

Barclays Bank Group investments in subsidiaries, branches and associates
Deferred tax is not recognised in respect of the value of Barclays Bank Group's investments in subsidiaries, branches and associates where the Barclays Bank Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The aggregate amount of these temporary differences for which deferred tax liabilities have not been recognised was £852m (2021: £857m).
10Dividends on ordinary shares and preference shares
The 2022 financial statements include £200m (2021: £794m) of dividends paid on ordinary shares. This comprises one interim dividend declared in relation to the prior year of £200m (2021: £174m) and no interim dividends in relation to 2022 (2021: two interim dividends totalling £620m).
This results in a total dividend for the year of £0.09 (2021: £0.34) per ordinary share.
Dividends paid on preference shares amounted to £31m (2021: £27m).  Dividends paid on the Euro preference shares amounted to £53.42 per share (2021: £14.37). Dividends paid on the US Dollar preference shares amounted to £511.27 per share (2021: £459.69).
The Directors have approved an interim dividend in respect of 2022 of £700m. The financial statements for the year ended 31 December 2022 do not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2023.

Barclays Bank PLC 2022 Annual Report on Form 20-F	144

Notes to the financial statements
Assets and liabilities held at fair value

The notes included in this section focus on assets and liabilities the Barclays Bank Group holds and recognises at fair value. Fair value refers to the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date, which may be an observable market price or, where there is no quoted price for the instrument, may be an estimate based on available market data. Details regarding the Barclays Bank Group’s approach to managing market risk can be found on page 46.

11Trading portfolio

Accounting for trading portfolio assets and liabilities
In accordance with IFRS 9, all assets and liabilities held for trading purposes are held at fair value with gains and losses in the changes in fair value taken to the income statement in net trading income (Note 5).

	Barclays Bank Group
	2022	2021
	£m	£m
Debt securities and other eligible bills	55,430	50,700
Equity securities	65,034	83,113
Traded loans	13,198	12,525
Commodities	109	533
Trading Portfolio Assets	133,771	146,871

Debt securities and other eligible bills	(39,068)	(34,079)
Equity securities	(33,392)	(19,212)
Trading Portfolio Liabilities	(72,460)	(53,291)

12Financial assets at fair value through the income statement

Accounting for financial assets mandatorily at fair value
Financial assets that are held for trading are recognised at fair value through profit or loss. In addition, financial assets are held at fair value through profit or loss if they do not contain contractual terms that give rise on specified dates to cash flows that are Solely Payments of Principal and Interest (SPPI), or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling.

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
The details on how the fair value amounts are derived for financial assets at fair value are described in Note 16.

	Barclays Bank Group
	2022	2021
	£m	£m
Loans and advances	1,679	2,813
Debt securities	205	318
Other financial assets	1	—
Financial assets designated at fair value	1,885	3,131

Loans and advances	36,511	33,089
Debt securities	3,012	1,937
Equity securities	4,934	4,798
Reverse repurchase agreements and other similar secured lending	164,698	145,186
Other financial assets	88	85
Financial assets mandatorily at fair value	209,243	185,095
Total	211,128	188,226
Credit risk of financial assets designated at fair value and related credit derivatives
The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk, and the cumulative changes in fair value since initial recognition for loans and advances. The table does not include debt securities and reverse repurchase agreements and

Barclays Bank PLC 2022 Annual Report on Form 20-F	145

Notes to the financial statements
Assets and liabilities held at fair value
other similar secured lending designated at fair value as they have minimal exposure to credit risk. Reverse repurchase agreements are collateralised and debt securities are primarily relating to high quality sovereigns.

	Barclays Bank Group

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2022	2021	2022	2021	2022	2021
	£m	£m	£m	£m	£m	£m
Loans and advances designated at fair value, attributable to credit risk	1,679	2,813	—	1	(3)	(3)
Value mitigated by related credit derivatives	855	1,617	(1)	(3)	(1)	(3)
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	146

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

Barclays Bank Group	2022			2021
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Total derivative assets/(liabilities) held for trading	52,164,242	302,665	(288,398)	47,286,623	262,046	(255,471)
Total derivative assets/(liabilities) held for risk management	178,628	311	(808)	126,292	245	(1,052)
Derivative assets/(liabilities)	52,342,870	302,976	(289,206)	47,412,915	262,291	(256,523)

Barclays Bank PLC 2022 Annual Report on Form 20-F	147

Notes to the financial statements
Assets and liabilities held at fair value
The fair values and notional amounts of derivatives held for trading are set out in the following table:

Derivatives held for trading and risk management	2022			2021
Barclays Bank Group	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading
Foreign exchange derivatives
OTC derivatives	5,773,814	108,865	(103,040)	5,700,055	76,055	(74,014)
Derivatives cleared by central counterparty	113,455	440	(473)	99,664	171	(208)
Exchange traded derivatives	19,426	15	(6)	20,084	10	(3)
Foreign exchange derivatives	5,906,695	109,320	(103,519)	5,819,803	76,236	(74,225)
Interest rate derivatives
OTC derivatives	14,938,526	130,917	(117,016)	14,229,139	124,187	(113,098)
Derivatives cleared by central counterparty	21,390,094	2,317	(2,340)	18,865,670	1,055	(762)
Exchange traded derivatives	5,654,126	2,257	(2,167)	5,200,838	905	(907)
Interest rate derivatives	41,982,746	135,491	(121,523)	38,295,647	126,147	(114,767)
Credit derivatives
OTC derivatives	619,843	4,262	(4,731)	606,504	4,007	(4,752)
Derivatives cleared by central counterparty	1,107,377	1,161	(1,321)	665,600	1,675	(1,809)
Credit derivatives	1,727,220	5,423	(6,052)	1,272,104	5,682	(6,561)
Equity and stock index derivatives
OTC derivatives	410,002	12,670	(16,715)	278,370	18,793	(24,440)
Exchange traded derivatives	1,924,613	35,986	(36,774)	1,469,078	32,901	(33,174)
Equity and stock index derivatives	2,334,615	48,656	(53,489)	1,747,448	51,694	(57,614)
Commodity derivatives
OTC derivatives	4,411	14	(51)	4,670	56	(107)
Exchange traded derivatives	208,555	3,761	(3,764)	146,951	2,231	(2,197)
Commodity derivatives	212,966	3,775	(3,815)	151,621	2,287	(2,304)
Derivative assets/(liabilities) held for trading	52,164,242	302,665	(288,398)	47,286,623	262,046	(255,471)

Total OTC derivatives	21,746,596	256,728	(241,553)	20,818,738	223,098	(216,411)
Total derivatives cleared by central counterparty	22,610,926	3,918	(4,134)	19,630,934	2,901	(2,779)
Total exchange traded derivatives	7,806,720	42,019	(42,711)	6,836,951	36,047	(36,281)
Derivative assets/(liabilities) held for trading	52,164,242	302,665	(288,398)	47,286,623	262,046	(255,471)

Derivatives held for risk management
Derivatives designated as cash flow hedges
Currency Swaps	2,000	175	(12)	1,000	155	—
Interest rate swaps	266	12	—	465	—	(3)
Interest rate derivatives cleared by central counterparty	92,366	—	—	63,584	—	—
Derivatives designated as cash flow hedges	94,632	187	(12)	65,049	155	(3)
Derivatives designated as fair value hedges
Interest rate swaps	4,561	27	(776)	5,856	53	(1,045)
Forward foreign exchange	—	—	—	—	—	—
Interest rate derivatives cleared by central counterparty	75,547	—	—	52,964	—	—
Derivatives designated as fair value hedges	80,108	27	(776)	58,820	53	(1,045)
Derivatives designated as hedges of net investments
Forward foreign exchange	3,888	97	(20)	2,423	37	(4)
Derivatives designated as hedges of net investments	3,888	97	(20)	2,423	37	(4)
Derivative assets/(liabilities) held for risk management	178,628	311	(808)	126,292	245	(1,052)

Total OTC derivatives	10,715	311	(808)	9,744	245	(1,052)
Total derivatives cleared by central counterparty	167,913	—	—	116,548	—	—
Derivative assets/(liabilities) held for risk management	178,628	311	(808)	126,292	245	(1,052)

Barclays Bank PLC 2022 Annual Report on Form 20-F	148

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
The Barclays Bank Group's risk exposure continues, in part, to be affected by interest rate benchmark reform. In most cases, hedged items and hedging instruments are expected to transition to relevant risk-free rates at the end of their current cash flow period. USD LIBOR, Canadian Dollar Offerred Rate (CDOR) and Singapore Swap Offered Rate (SOR) linked hedge accounting relationships are still exposed to uncertainty regarding the precise timing and effects of benchmark reform. USD LIBOR and SOR benchmarks will cease to be published after 30 June 2023, CDOR - after 28 June 2024, but certain hedged items and hedging instruments continue to contractually reference these benchmarks beyond the cessation date.
The following table summarises the significant hedge accounting exposures impacted by the IBOR reform as at 31 December 2022:

Barclays Bank Group		Nominal amount of hedged items directly impacted by IBOR reform	Nominal amount of hedging instruments directly impacted by IBOR reform
Current benchmark rate	Expected convergence to RFR	£m	£m
USD LIBOR	Secured Overnight Financing Rate (SOFR)	19,286	20,104
Canadian Dollar Offered Rate (CDOR)	Overnight Repo Rate Average (CORRA)	980	980
Singapore Swap Offered Rate (SOR)	Singapore Overnight Rate Average (SORA)	124	124
Total IBOR Notionals		20,390	21,208

Barclays Bank PLC 2022 Annual Report on Form 20-F	149

Notes to the financial statements
Assets and liabilities held at fair value

Hedged items in fair value hedges

Barclays Bank Group		Accumulated fair value adjustment included in carrying amount
	Carrying amount	Total	Of which: Accumulated fair value adjustment on items no longer in a hedge relationship	Change in fair value used as a basis to determine ineffectiveness	Hedge ineffectiveness recognised in the income statement[a]
Hedged item statement of financial position classification and risk category	£m	£m	£m	£m	£m
2022
Assets
Loans and advances at amortised cost
- Interest rate risk	1,950	(135)	3	(325)	(3)
- Inflation risk	445	243	—	(111)	2
Debt securities classified as amortised cost
- Interest rate risk	159	(19)	(11)	(133)	(20)
- Inflation risk	3,854	(1,287)	—	(1,658)	(18)
Financial assets at fair value through other comprehensive income[b]
- Interest rate risk	25,044	(3,132)	(228)	(3,833)	145
- Inflation risk	6,019	(181)	17	(690)	(26)
Total Assets	37,471	(4,511)	(219)	(6,750)	80
Liabilities
Debt securities in issue
- Interest rate risk	(34,260)	2,746	(26)	3,577	22
Total Liabilities	(34,260)	2,746	(26)	3,577	22
Total Hedged Items	3,211	(1,765)	(245)	(3,173)	102

2021
Assets
Loans and advances at amortised cost
- Interest rate risk	1,257	24	6	(77)	(1)
- Inflation risk	556	354	—	9	—
Debt securities classified as amortised cost
- Interest rate risk	1,378	(39)	—	(75)	(18)
- Inflation risk	4,087	400	—	(16)	(1)
Financial assets at fair value through other comprehensive income[b]
- Interest rate risk	22,895	(293)	28	(1,122)	35
- Inflation risk	6,271	386	(32)	81	10
Total Assets	36,444	832	2	(1,200)	25
Liabilities
Debt securities in issue
- Interest rate risk	(26,691)	(622)	(320)	769	6
Total Liabilities	(26,691)	(622)	(320)	769	6
Total Hedged Items	9,753	210	(318)	(431)	31
Notes
aHedge ineffectiveness is recognised in net interest income.
bFor items classified as fair value through other comprehensive income, the hedge accounting adjustment is not included in the carrying amount, but rather adjusts other comprehensive income.

Barclays Bank PLC 2022 Annual Report on Form 20-F	150

Notes to the financial statements
Assets and liabilities held at fair value
Amount, timing and uncertainty of future cash flows
The following table shows the fair value hedging instruments which are carried on the balance sheet:

Barclays Bank Group		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness	Nominal amount directly impacted by IBOR reform
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m	£m
As at 31 December 2022
Fair value	Interest rate risk	—	—	—	67,613	858	11,987
	Inflation risk	27	(776)	—	12,495	2,417	2,493
	Total	27	(776)	—	80,108	3,275	14,480

As at 31 December 2021
Fair value	Interest rate risk	53	—	—	51,219	527	8,855
	Inflation risk	—	(1,045)	—	7,601	(65)	1,624
	Total	53	(1,045)	—	58,820	462	10,479
The following table profiles the expected notional values of current hedging instruments for fair value hedging in future years:

	2022	2023	2024	2025	2026	2027	2028 and later
As at 31 December 2022	£m	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Fair value hedges of:
Interest rate risk (outstanding notional amount)	67,613	63,902	54,595	47,000	40,170	28,497	26,131
Inflation risk (outstanding notional amount)	12,495	12,064	9,873	8,824	7,477	7,449	6,779
For Barclays Bank Group, there are 712 (2021: 618) interest rate risk fair value hedges with an average fixed rate of 1.77% (2021: 1.1%) across the relationships and 49 (2021: 60) inflation risk fair value hedges with an average rate of 0.55% (2021: 0.59%) across the relationships.

Barclays Bank PLC 2022 Annual Report on Form 20-F	151

Notes to the financial statements
Assets and liabilities held at fair value

Hedged items in cash flow hedges and hedges of net investments in foreign operations
Barclays Bank Group
	Change in value of hedged item used as the basis for recognising ineffectiveness	Balance in cash flow hedging reserve for continuing hedges	Balance in currency translation reserve for continuing hedges	Balances remaining in cash flow hedging reserve for which hedge accounting is no longer applied	Balances remaining in currency translation reserve for which hedge accounting is no longer applied	Hedging gains or losses recognised in other comprehensive income	Hedge ineffectiveness recognised in the income statement[a]

Description of hedge relationship and hedged risk	£m	£m	£m	£m	£m	£m	£m
2022
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	7,182	4,625	—	2,900	—	7,182	(197)
Foreign exchange risk
Loans and advances at amortised cost	3	(13)	—	—	—	3	2
Inflation risk
Debt securities classified at amortised cost	362	142	—	16	—	98	33
Total cash flow hedges	7,547	4,754	—	2,916	—	7,283	(162)
Hedge of net investment in foreign operations
USD foreign operations	922	—	1,767	—	—	922	—
EUR foreign operations	170	—	127	—	—	170	—
Other foreign operations	38	—	180	—	88	38	—
Total foreign operations	1,130	—	2,074	—	88	1,130	—

2021
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	2,042	935	—	(192)	—	2,042	(211)
Foreign exchange risk
Loans and advances at amortised cost	(88)	(16)	—	—	—	(88)	1
Inflation risk
Debt securities classified at amortised cost	252	204	—	(12)	—	252	(22)
Total cash flow hedges	2,206	1,123	—	(204)	—	2,206	(232)
Hedge of net investment in foreign operations
USD foreign operations	143	—	1,184	—	—	143	—
EUR foreign operations	(49)	—	(39)	—	—	(49)	—
Other foreign operations	(3)	—	44	—	186	(3)	—
Total foreign operations	91	—	1,189	—	186	91	—
Note
aHedge ineffectiveness is recognised in net interest income

Barclays Bank PLC 2022 Annual Report on Form 20-F	152

Notes to the financial statements
Assets and liabilities held at fair value
The following table shows the cash flow and net investment hedging instruments which are carried on the balance sheet:

Barclays Bank Group		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness	Nominal amount directly impacted by IBOR reform
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m	£m
As at 31 December 2022
Cash flow	Interest rate risk	12	—	—	89,996	(7,379)	6,728
	Foreign exchange risk	175	(12)	—	2,000	(1)	—
	Inflation risk	—	—	—	2,636	(329)	—
	Total	187	(12)	—	94,632	(7,709)	6,728
Net investment	Foreign exchange risk	97	(20)	(8,368)	12,256	(1,130)	—

As at 31 December 2021
Cash flow	Interest rate risk	—	—	—	59,957	(2,253)	9,896
	Foreign exchange risk	155	—	—	1,000	89	—
	Inflation risk	—	(3)	—	4,092	(274)	—
	Total	155	(3)	—	65,049	(2,438)	9,896
Net investment	Foreign exchange risk	37	(4)	(6,933)	9,356	(91)	—
The effect on the income statement and other comprehensive income of recycling amounts in respect of cash flow hedges and net investment hedges of foreign operations is set out in the following table:

Barclays Bank Group	2022		2021
	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur

Description of hedge relationship and hedged risk	£m	£m	£m	£m
Cash flow hedge of interest rate risk
Recycled to net interest income	(496)	(46)	228	13
Cash flow hedge of foreign exchange risk
Recycled to net interest income	(1)	—	87	—
Hedge of net investment in foreign operations
Recycled to other income	—	(58)	—	(28)
A detailed reconciliation of the movements of the cash flow hedging reserve and the currency translation reserve is as follows:

Barclays Bank Group	2022		2021
	Cash flow hedging reserve	Currency translation reserve	Cash flow hedging reserve	Currency translation reserve
	£m	£m	£m	£m
Balance on 1 January	(618)	2,581	1,181	2,736
Currency translation movements	(7)	3,483	(6)	(92)
Hedging losses for the year	(7,283)	(1,130)	(2,206)	(91)
Amounts reclassified in relation to cash flows affecting profit or loss	543	58	(327)	28
Tax	1,808	—	740	—
Balance on 31 December	(5,557)	4,992	(618)	2,581

Barclays Bank PLC 2022 Annual Report on Form 20-F	153

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

	Barclays Bank Group
	2022	2021
	£m	£m
Debt securities and other eligible bills	44,861	45,854
Equity securities	1	1
Loans and advances	222	53
Financial assets at fair value through other comprehensive income	45,084	45,908
15Financial liabilities designated at fair value

Accounting for liabilities designated at fair value through profit and loss
In accordance with IFRS 9, financial liabilities may be designated at fair value, with gains and losses taken to the income statement within net trading income (Note 5) and net investment income (Note 6). Movements in own credit are reported through other comprehensive income, unless the effects of changes in the liability's credit risk would create or enlarge an accounting mismatch in profit and loss. In these scenarios, all gains and losses on that liability (including the effects of changes in the credit risk of the liability) are presented in profit and loss. On derecognition of the financial liability no amounts relating to own credit risk are recycled to the income statement. The Barclays Bank Group has the ability to make the fair value designation when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), or is managed by the Barclays Bank Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (Note 13).
The details on how the fair value amounts are arrived at for financial liabilities designated at fair value are described in Note 16.

	Barclays Bank Group
	2022		2021
	Fair value	Contractual amount due on maturity	Fair value	Contractual amount due on maturity
	£m	£m	£m	£m
Debt securities	57,325	72,728	53,164	61,333
Deposits	41,037	42,455	29,409	29,836
Repurchase agreements and other similar secured borrowing	173,172	173,938	168,075	168,144
Subordinated debt[a]	521	1,029	483	613
Financial liabilities designated at fair value	272,055	290,150	251,131	259,926
The cumulative own credit net gain recognised for Barclays Bank Group is £674m (2021: £960m) and for Barclays Bank PLC it is £689m (2021: £837m)
Note
a.Subordinated debt measured at fair value was previously disclosed in Note 26 Subordinated Liabilities. From 2021, it is disclosed within Financial Liabilities designated at fair value to better reflect that it is accounted for at fair value.

Barclays Bank PLC 2022 Annual Report on Form 20-F	154

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
The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 163.
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

Climate related risks are assumed to be included in the fair values of assets and liabilities traded in active markets.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	155

Notes to the financial statements
Assets and liabilities held at fair value
The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2022				2021
	Valuation technique using				Valuation technique using
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	62,469	64,822	6,480	133,771	80,836	63,754	2,281	146,871
Financial assets at fair value through the income statement	5,647	199,370	6,111	211,128	4,953	177,194	6,079	188,226
Derivative financial assets	10,054	287,749	5,173	302,976	6,150	252,131	4,010	262,291
Financial assets at fair value through other comprehensive income	15,029	30,051	4	45,084	16,070	29,800	38	45,908
Investment property	—	—	5	5	—	—	7	7
Total assets	93,199	581,992	17,773	692,964	108,009	522,879	12,415	643,303

Trading portfolio liabilities	(43,679)	(28,725)	(56)	(72,460)	(26,701)	(26,563)	(27)	(53,291)
Financial liabilities designated at fair value	(133)	(270,880)	(1,042)	(272,055)	(174)	(250,553)	(404)	(251,131)
Derivative financial liabilities	(10,823)	(272,020)	(6,363)	(289,206)	(6,571)	(243,893)	(6,059)	(256,523)
Total liabilities	(54,635)	(571,625)	(7,461)	(633,721)	(33,446)	(521,009)	(6,490)	(560,945)

The following table shows Barclays Bank Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

Level 3 Assets and liabilities held at fair value by product type
	2022		2021
	Assets	Liabilities	Assets	Liabilities
Barclays Bank Group	£m	£m	£m	£m
Interest rate derivatives	2,361	(2,858)	1,091	(1,351)
Foreign exchange derivatives	1,513	(1,474)	376	(374)
Credit derivatives	290	(603)	323	(709)
Equity derivatives	1,009	(1,428)	2,220	(3,625)
Corporate debt	1,677	(49)	1,205	(21)
Reverse repurchase and repurchase agreements	37	(434)	13	(172)
Non-asset backed loans	8,105	—	3,743	—
Private equity investments	140	—	148	—
Other[a]	2,641	(615)	3,296	(238)
Total	17,773	(7,461)	12,415	(6,490)
Note
aOther includes commercial real estate loans, asset backed loans, funds and fund-linked products, issued debt, Government and Government sponsored debt, asset backed securities, equities cash products and investment property.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	156

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
Observability: Inputs are deemed observable up to liquid maturities or for consensus pricing with low pricing-range, and are determined based on the specific features of the transaction. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.
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
Valuation: Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation Guidelines’ which require the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar entities, discounted cash flow analysis and comparison with the earnings or revenue multiples of listed companies. While the valuation of unquoted equity instruments is subjective by nature, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time.
Observability: Inputs are considered observable if there is active trading in a liquid market of products with significant sensitivity to the inputs. Unobservable inputs include earnings or revenue estimates, multiples of comparative companies, marketability discounts and discount rates.
Other
Description: Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, issued debt, Government sponsored debt, asset backed securities, equity cash products and investment property.

Barclays Bank PLC 2022 Annual Report on Form 20-F	157

Notes to the financial statements
Assets and liabilities held at fair value
Assets and liabilities reclassified between Level 1 and Level 2
During the year, there were no material transfers between Level 1 to Level 2. (2021: there were no material transfers between Level 1 and Level 2).
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

Analysis of movements in Level 3 assets and liabilities

	As at 1 January 2022					Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 31 December 2022
		Purchases	Sales	Issues	Settlements	Trading income[b]	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	389	392	(182)	—	(18)	(39)	—	—	87	(34)	595
Non-asset backed loans	758	7,009	(2,635)	—	(19)	(264)	—	—	10	(22)	4,837
Other	1,134	667	(412)	—	(298)	(43)	—	—	275	(275)	1,048
Trading portfolio assets	2,281	8,068	(3,229)	—	(335)	(346)	—	—	372	(331)	6,480

Non-asset backed loans	2,985	2,739	(1,019)	—	(1,203)	(262)	—	—	49	(21)	3,268
Private equity investments	148	35	(59)	—	(3)	7	12	—	—	—	140
Other	2,946	6,483	(6,540)	—	(188)	1	2	—	17	(18)	2,703
Financial assets at fair value through the income statement	6,079	9,257	(7,618)	—	(1,394)	(254)	14	—	66	(39)	6,111

Other	38	—	—	—	(32)	—	—	(2)	—	—	4
Financial assets at fair value through other comprehensive income	38	—	—	—	(32)	—	—	(2)	—	—	4

Investment property	7	—	(1)	—	—	—	(1)	—	—	—	5

Trading portfolio liabilities	(27)	(23)	8	—	—	9	—	—	(27)	4	(56)

Financial liabilities designated at fair value	(404)	(285)	—	(98)	82	70	1	—	(448)	40	(1,042)

Interest rate derivatives	(260)	(217)	—	—	54	(467)	—	—	431	(38)	(497)
Foreign exchange derivatives	2	—	—	—	(6)	27	—	—	—	16	39
Credit derivatives	(386)	(4)	(2)	—	57	23	—	—	11	(12)	(313)
Equity derivatives	(1,405)	(213)	—	—	332	307	—	—	(11)	571	(419)
Net derivative financial instruments[a]	(2,049)	(434)	(2)	—	437	(110)	—	—	431	537	(1,190)

Total	5,925	16,583	(10,842)	(98)	(1,242)	(631)	14	(2)	394	211	10,312

Barclays Bank PLC 2022 Annual Report on Form 20-F	158

Notes to the financial statements
Assets and liabilities held at fair value

Analysis of movements in Level 3 assets and liabilities

	As at 1 January 2021					Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 31 December 2021
		Purchases	Sales	Issues	Settlements	Trading income[b]	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	151	310	(123)	—	(12)	38	—	—	41	(16)	389
Non-asset backed loans	709	1,580	(1,409)	—	(85)	(1)	—	—	45	(81)	758
Other	1,003	371	(425)	—	(57)	(49)	—	—	442	(151)	1,134
Trading portfolio assets	1,863	2,261	(1,957)	—	(154)	(12)	—	—	528	(248)	2,281

Non-asset backed loans	2,280	1,379	(306)	—	(248)	(59)	(174)	—	113	—	2,985
Private equity investments	88	68	(7)	—	(8)	—	10	—	35	(38)	148
Other	2,024	11,256	(10,228)	—	(184)	2	28	—	49	(1)	2,946
Financial assets at fair value through the income statement	4,392	12,703	(10,541)	—	(440)	(57)	(136)	—	197	(39)	6,079

Non-asset backed loans	106	—	—	—	—	—	—	—	—	(106)	—
Other	47	—	—	—	(7)	—	—	(2)	—	—	38
Financial assets at fair value through other comprehensive income	153	—	—	—	(7)	—	—	(2)	—	(106)	38

Investment property	10	—	(2)	—	—	—	(1)	—	—	—	7

Trading portfolio liabilities	(28)	(5)	23	—	—	(6)	—	—	(12)	1	(27)

Financial liabilities designated at fair value	(341)	(4)	—	(101)	66	21	—	—	(68)	23	(404)

Interest rate derivatives	(2)	20	—	—	105	(255)	—	—	90	(218)	(260)
Foreign exchange derivatives	1	—	—	—	40	(2)	—	—	10	(47)	2
Credit derivatives	(155)	(239)	9	—	(45)	34	—	—	10	—	(386)
Equity derivatives	(1,615)	90	(1)	—	(15)	(3)	—	—	(3)	142	(1,405)
Net derivative financial instruments[a]	(1,771)	(129)	8	—	85	(226)	—	—	107	(123)	(2,049)

Total	4,278	14,826	(12,469)	(101)	(450)	(280)	(137)	(2)	752	(492)	5,925
Notes
aThe derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £5,173m (2021: £4,010m) and derivative financial liabilities are £6,363m (2021: £6,059m).
bTrading income represents gains and (losses) on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in level 2.

Barclays Bank PLC 2022 Annual Report on Form 20-F	159

Notes to the financial statements
Assets and liabilities held at fair value
Unrealised gains and losses on Level 3 financial assets and liabilities
The following tables disclose the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and (losses) recognised during the period on Level 3 assets and liabilities held at year end
	2022				2021
	Income statement		Other compre- hensive income		Income statement		Other compre- hensive income
Barclays Bank Group	Trading income[a]	Other income		Total	Trading income[a]	Other income		Total
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(290)	—	—	(290)	(67)	—	—	(67)
Financial assets at fair value through the income statement	(152)	9	—	(143)	(53)	22	—	(31)
Fair value through other comprehensive income	—	—	—	—	—	—	—	—
Investment property	—	(1)	—	(1)	—	—	—	—
Trading portfolio liabilities	8	—	—	8	(5)	—	—	(5)
Financial liabilities designated at fair value	55	—	—	55	16	(1)	—	15
Net derivative financial instruments	(80)	—	—	(80)	(196)	—	—	(196)
Total	(459)	8	—	(451)	(305)	21	—	(284)
Note
a.Trading income represents gains and (losses) on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in level 2.

Barclays Bank PLC 2022 Annual Report on Form 20-F	160

Notes to the financial statements
Assets and liabilities held at fair value
Significant unobservable inputs
The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Valuation technique(s)[a]	Significant unobservable inputs	2022		2021
			Range		Range
Barclays Bank Group			Min	Max	Min	Max	Units[b]
Derivative financial instruments[c]
Interest rate derivatives	Discounted cash flows	Inflation forwards	3	5	0	3%
		Credit spread	17	2,159	9	1,848	bps
		Yield	(3)	56	—	—%
	Correlation Model	Inflation forwards	(20)	(13)	(20)	(13)%
	Option model	Inflation volatility	49	315	31	130	bps vol
		Interest rate volatility	36	430	5	600	bps vol
		Option volatility	57	60	—	—	£m
		FX - IR correlation	(20)	78	(20)	78%
		IR - IR correlation	12	99	(100)	99%
Credit derivatives	Discounted cash flows	Credit spread	3	2,943	2	2,925	bps
	Comparable pricing	Price	79	92	—	—	points
Equity derivatives	Option model	Equity volatility	3	140	2	108%
		Equity - equity correlation	40	100	10	100%
	Discounted cash flow	Discounted margin	(205)	634	(129)	93	bps
Foreign exchange derivatives	Option Model	Option Volatility	0	100	0	100	points
	Discount cash flows	Yield	(3)	4	—	—%
Non-derivative financial instruments
Non-asset backed loans	Discounted cash flows	Loan spread	51	801	31	811	bps
		Credit spread	200	300	200	300	bps
		Yield	5	34	3	10%
	Comparable pricing	Price	0	101	0	145	points
Corporate debt	Comparable pricing	Price	0	232	0	284	points
	Discounted cash flows	Loan spread	229	834	229	854	bps
Commercial Real Estate loans	Discounted cash flows	Credit spread	267	426	68	543	bps
Reverse repurchase and repurchase agreements	Discounted cash flows	Repo spread	321	502	—	—	bps
Issued debt	Discounted cash flows	Credit spread	73	548	—	—	bps
	Option model	Equity volatility	3	111	—	—%
		Interest rate volatility	42	261	—	—	bps vol
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
cCertain derivative instruments are classified as Level 3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation Adjustment for the instruments. The range of significant unobservable credit spreads is between 17bps- 2,159bps (2021: 32bps-1,848bps).
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	161

Notes to the financial statements
Assets and liabilities held at fair value
Credit spread
Credit spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Credit spreads reflect the additional yield that a market participant demands for taking on exposure to the credit risk of an instrument and form part of the yield used in a discounted cash flow calculation.
In general, a significant increase in credit spread in isolation will result in a fair value decrease for a cash asset.
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
Correlation
Correlation is a measure of the relationship between the movements of two variables. Correlation can be a significant input into valuation of derivative contracts with more than one underlying instrument. Credit correlation generally refers to the correlation between default processes for the separate names that make up the reference pool of a collateralised debt obligation (CDO) structure.
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
Non-asset backed loans includes a portfolio of loans extended to clients within the Barclays Bank Group’s leveraged finance business. Leveraged finance loans are originated where Barclays Bank Group provide financing commitments to clients to facilitate strategic transactions such as leverage buyouts and acquisitions. The sensitivity of the portfolio to unobservable inputs is judgmental reflecting their illiquid nature and the significance of unobservable price inputs to the valuation.
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
Non-asset backed loans contains a portfolio primarily consisting of long-dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors (ESHLA). The loans are categorised as Level 3 in the fair value hierarchy due to their illiquid nature and the significance of unobservable loan spreads to the valuation. Valuation uncertainty arises from the long-dated nature of the portfolio, the lack of secondary market in the loans and the lack of observable loan spreads. The majority of ESHLA loans are to borrowers in heavily regulated sectors that are considered extremely low credit risk, and have a history of near zero defaults since inception. While the overall loan spread range is from 51bps to 297bps (2021: 31bps to 601bps), the vast majority of spreads are concentrated towards the bottom end of this range, with 97% (2021: 99%) of the loan notional being valued with spreads less than 200bps consistently for both years.

Barclays Bank PLC 2022 Annual Report on Form 20-F	162

Notes to the financial statements
Assets and liabilities held at fair value
In general, a significant increase in loan spreads in isolation will result in a fair value decrease for a loan.

Sensitivity analysis of valuations using unobservable inputs
	2022				2021
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes

	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	119	—	(155)	—	51	—	(79)	—
Foreign exchange derivatives	16	—	(22)	—	20	—	(28)	—
Credit derivatives	79	—	(71)	—	112	—	(103)	—
Equity derivatives	161	—	(168)	—	181	—	(190)	—
Corporate debt	45	—	(27)	—	38	—	(28)	—
Non asset backed loans	244	—	(450)	—	99	—	(150)	—
Private equity investments	10	—	(10)	—	10	—	(11)	—
Other[a]	53	—	(64)	—	44	—	(62)	—
Total	727	—	(967)	—	555	—	(651)	—
Note
aOther includes asset backed loans, equity cash products and funds and fund-linked products.
The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £727m (2021: £555m) or to decrease fair values by up to £967m (2021: £651m) with all the potential effect impacting profit and loss.
Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	2022	2021
Barclays Bank Group	£m	£m
Exit price adjustments derived from market bid-offer spreads	(566)	(498)
Uncollateralised derivative funding	(11)	(127)
Derivative credit valuation adjustments	(319)	(212)
Derivative debit valuation adjustments	208	91
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
Exit price adjustments derived from market bid-offer spreads have increased on a gross basis by £68m to £(566)m.
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
Uncollateralised
A fair value adjustment of £(11)m has been applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised and partially collateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. This adjustment is referred to as the Uncollateralised derivative funding. The uncollateralised derivative funding adjustment has decreased by £116m to £(11)m as a result of underlying moves in the exposure profile of the derivative portfolio in scope.
Derivative credit and debit valuation adjustments
Derivative credit valuation adjustments and Derivative debit valuation adjustments are incorporated into derivative valuations to reflect the impact on fair value of counterparty credit risk and Barclays Bank Group’s own credit quality respectively. These adjustments are calculated for uncollateralised and partially collateralised derivatives across all asset classes. Derivative credit valuation adjustments and Derivative debit valuation adjustments are calculated using estimates of exposure at default, probability of default and recovery rates, at a counterparty level. Counterparties include (but are not limited to) corporates, sovereigns and sovereign agencies and supranationals.
Exposure at default is generally estimated through the simulation of underlying risk factors through approximating with a more vanilla structure, or by using current or scenario-based mark to market as an estimate of future exposure.

Barclays Bank PLC 2022 Annual Report on Form 20-F	163

Notes to the financial statements
Assets and liabilities held at fair value
Probability of default and recovery rate information is generally sourced from the Credit Default Swap (CDS) markets. Where this information is not available, or considered unreliable, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market-based default and recovery information.
Derivative credit valuation adjustments increased by £107m to £(319)m as a result of widening of input counterparty credit spreads. Derivative debit valuation adjustments increased by £117m to £208m, as a result of widening of input own credit spreads.
Correlation between counterparty credit and underlying derivative risk factors, termed ‘wrong-way,’ or ‘right-way’ risk, is not systematically incorporated into the Derivative credit valuation adjustments calculation but is adjusted where the underlying exposure is directly related to the counterparty.
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
Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £106m (2021: £122m) for financial instruments measured at fair value and £25m (2021: £28m) for financial instruments carried at amortised cost. There are additions and FX gains of £49m (2021: £59m) and amortisation and releases of £65m (2021: £40m) for financial instruments measured at fair value and additions of £nil (2021: £nil) and amoritsation and releases of £3m (2021: £2m) for financial instruments carried at amortised cost.
Third party credit enhancements
Structured and brokered certificates of deposit issued by Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the US. The FDIC is funded by premiums that Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £5,197m (2021: £790m).
Comparison of carrying amounts and fair values
The following tables summarises the fair value of financial assets and liabilities measured at amortised cost on Barclays Bank Group’s and Barclays Bank PLC's balance sheet:

Barclays Bank Group	2022					2021

	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Loans and advances at amortised cost	182,507	181,727	14,210	86,559	80,958	145,259	145,665	15,406	63,948	66,311
Reverse repurchase agreements and other similar secured lending	725	725	—	725	—	3,177	3,177	—	3,177	—

Financial liabilities
Deposits at amortised cost	(291,579)	(291,552)	(176,959)	(114,267)	(326)	(262,828)	(262,843)	(180,829)	(82,014)	—
Repurchase agreements and other similar secured borrowing	(11,965)	(11,966)	—	(11,966)	—	(12,769)	(12,776)	—	(12,776)	—
Debt securities in issue	(60,012)	(59,895)	—	(57,954)	(1,941)	(48,388)	(48,350)	—	(46,201)	(2,149)
Subordinated liabilities	(38,253)	(38,686)	—	(38,465)	(220)	(32,185)	(33,598)	—	(33,598)	—
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	164

Notes to the financial statements
Assets and liabilities held at fair value
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	165

Notes to the financial statements
Assets and liabilities held at fair value
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

Barclays Bank Group	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangements[c]	Balance sheet total[d]
	Effects of offsetting on-balance sheet			Related amounts not offset
	Gross amounts	Amounts offset[a]	Net amounts reported on the balance sheet	Financial instruments	Financial collateral[b]	Net amount
As at 31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m
Derivative financial assets	374,848	(76,429)	298,419	(238,062)	(45,920)	14,437	4,557	302,976
Reverse repurchase agreements and other similar secured lending[e]	560,060	(397,439)	162,621	—	(161,992)	629	2,802	165,423
Total assets	934,908	(473,868)	461,040	(238,062)	(207,912)	15,066	7,359	468,399
Derivative financial liabilities	(360,242)	76,530	(283,712)	238,062	26,407	(19,243)	(5,494)	(289,206)
Repurchase agreements and other similar secured borrowing[e]	(573,332)	397,439	(175,893)	—	175,893	—	(9,244)	(185,137)
Total liabilities	(933,574)	473,969	(459,605)	238,062	202,300	(19,243)	(14,738)	(474,343)

As at 31 December 2021
Derivative financial assets	279,286	(24,137)	255,149	(202,347)	(39,953)	12,849	7,142	262,291
Reverse repurchase agreements and other similar secured lending[e]	519,855	(375,376)	144,479	—	(143,976)	503	3,884	148,363
Total assets	799,141	(399,513)	399,628	(202,347)	(183,929)	13,352	11,026	410,654
Derivative financial liabilities	(273,996)	23,606	(250,390)	202,347	34,151	(13,892)	(6,133)	(256,523)
Repurchase agreements and other similar secured borrowing[e]	(540,462)	375,376	(165,086)	—	165,086	—	(15,758)	(180,844)
Total liabilities	(814,458)	398,982	(415,476)	202,347	199,237	(13,892)	(21,891)	(437,367)
Notes
aAmounts offset for derivative financial assets additionally includes cash collateral netted of £15,199m (2021: £3,815m). Amounts offset for derivative financial liabilities additionally includes cash collateral netted of £15,098m (2021: £4,346m). Settlements assets and liabilities have been offset amounting to £24,250m (2021: £22,837m).
bFinancial collateral of £45,920m (2021: £39,953m) was received in respect of derivative assets, including £34,496m (2021: £34,149m) of cash collateral and £11,424m (2021: £5,804m) of non-cash collateral. Financial collateral of £26,407m (2021: £34,151m) was placed in respect of derivative liabilities, including £24,990m (2021: £31,861m) of cash collateral and £1,417m (2021: £2,290m) of non-cash collateral. The collateral amounts are limited to net balance sheet exposure so as to not include over-collateralisation.
cThis column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
dThe balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
eReverse Repurchase agreements and other similar secured lending of £165,423m (2021: £148,363m) is split by fair value £164,698m (2021: £145,186m) and amortised cost £725m (2021: £3,177m). Repurchase agreements and other similar secured borrowing of £185,137m (2021: £180,844m) is split by fair value £173,172m (2021: £168,075m) and amortised cost £11,965m (2021: £12,769m).
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
These offsetting collateral arrangements and other credit risk mitigation strategies used by the Barclays Bank Group are further explained in the Credit risk mitigation section on page 46.

Barclays Bank PLC 2022 Annual Report on Form 20-F	166

Notes to the financial statements
Assets at amortised cost and other investments

The notes included in this section focus on the Barclays Bank Group’s loans and advances and deposits at amortised cost, leases, property, plant and equipment and goodwill and intangible assets. Details regarding the Barclays Bank Group’s liquidity and capital position can be found on pages 88 to 95.
18Loans and advances and deposits at amortised cost
Accounting for loans and advances and deposits held at amortised cost
Loans and advances to customers and banks, customer accounts, debt securities and most financial liabilities are held at amortised cost. That is, the initial fair value (which is normally the amount advanced or borrowed) is adjusted for repayments and the amortisation of coupon, fees and expenses to represent the effective interest rate of the asset or liability. Balances deferred on-balance sheet as effective interest rate adjustments are amortised to interest income over the life of the financial instrument to which they relate.
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

Loans and advances and deposits at amortised cost
	Barclays Bank Group
	2022	2021
As at 31 December	£m	£m
Loans and advances at amortised cost to banks	8,961	8,750
Loans and advances at amortised cost to customers	146,243	117,014
Debt securities at amortised cost	27,303	19,495
Total loans and advances at amortised cost	182,507	145,259

Deposits at amortised cost from banks	20,124	17,911
Deposits at amortised cost from customers	271,455	244,917
Total deposits at amortised cost	291,579	262,828

Barclays Bank PLC 2022 Annual Report on Form 20-F	167

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

	Barclays Bank Group
	Investment property	Property	Equipment	Right of use assets[a]	Total
	£m	£m	£m	£m	£m
Cost
As at 1 January 2022	7	1,702	1,058	715	3,482
Additions	—	93	79	20	192
Disposals[b]	(1)	(269)	(212)	(14)	(496)
Exchange and other movements	(1)	98	114	60	271
As at 31 December 2022	5	1,624	1,039	781	3,449
Accumulated depreciation and impairment
As at 1 January 2022	—	(920)	(877)	(437)	(2,234)
Depreciation charge	—	(70)	(61)	(69)	(200)
Impairment charge	—	—	—	(13)	(13)
Disposals	—	269	209	16	494
Exchange and other movements	—	(61)	(46)	(10)	(117)
As at 31 December 2022	—	(782)	(775)	(513)	(2,070)
Net book value	5	842	264	268	1,379
Cost
As at 1 January 2021	10	1,619	987	688	3,304
Additions	—	85	70	27	182
Disposals	(2)	(32)	(12)	(58)	(104)
Exchange and other movements	(1)	30	13	58	100
As at 31 December 2021	7	1,702	1,058	715	3,482
Accumulated depreciation and impairment
As at 1 January 2021	—	(730)	(821)	(216)	(1,767)
Depreciation charge	—	(70)	(55)	(68)	(193)
Impairment charge	—	(108)	—	(160)	(268)
Disposals	—	27	10	9	46
Exchange and other movements	—	(39)	(11)	(2)	(52)
As at 31 December 2021	—	(920)	(877)	(437)	(2,234)
Net book value	7	782	181	278	1,248
Notes
aRight of use (ROU) asset balances relate to Property Leases under IFRS 16. Refer to Note 20 for further details.
bDisposals pertain to fully depreciated assets which are not in use.

Barclays Bank PLC 2022 Annual Report on Form 20-F	168

Notes to the financial statements
Assets at amortised cost and other investments
Property rentals of £8m (2021: £6m) have been included in other income within The Barclays Bank Group.
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
When the lease is deemed an operating lease, the lease income is recognised on a straight-line basis over the period of the lease unless another systematic basis is more appropriate. The Barclays Bank Group holds the leased assets on balance sheet within property, plant and equipment.
As a Lessor
The Barclays Bank Group and Barclays Bank PLC do not have any material operating and finance leases as a lessor.
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
ROU asset balances relate to property leases only. Refer to Note 19 for the carrying amount of ROU assets.
The Barclays Bank Group has not recognised any expense related to short term leases during the current and previous year.

Lease liabilities	Barclays Bank Group
	2022	2021
	£m	£m
As at 1 January	495	515
Interest expense	18	20
New leases	18	38
Disposals	(4)	(45)
Cash payments	(89)	(92)
Exchange and other movements	58	59
As at 31 December (see Note 22)	496	495

Barclays Bank PLC 2022 Annual Report on Form 20-F	169

Notes to the financial statements
Assets at amortised cost and other investments
The below table sets out a maturity analysis of undiscounted lease liabilities, showing the lease payments after the reporting date.

Undiscounted lease liabilities maturity analysis	Barclays Bank Group
	2022	2021
	£m	£m
Not more than one year	91	81
One to two years	94	77
Two to three years	80	74
Three to four years	66	66
Four to five years	66	60
Five to ten years	181	210
Greater than ten years	19	30
Total undiscounted lease liabilities as at 31 December	597	598
In addition to the cash flows identified above, the Barclays Bank Group is exposed to:
•Variable lease payments: This variability will typically arise from either inflation index instruments or market-based pricing adjustments.
Currently, Barclays Bank Group has 41 leases (2021: 47 leases) out of the total 106 leases (2021: 110 leases) which have variable lease payment terms based on market based pricing adjustments. Of the gross cash flows identified above, £418m (2021: £362m) is attributable to leases with some degree of variability predominately linked to market based pricing adjustments.
•Extension and termination options: The table above represents the Barclays Bank Group’s and the Barclays Bank PLC’s best estimate of future cash out flows for leases, including assumptions regarding the exercising of contractual extension and termination options. The above gross cash flows have been reduced by £486m (2021: £408m) and £11m (2021: £10m) respectively for leases where the Barclays Bank Group and the Barclays Bank PLC are highly expected to exercise an early termination option. However, there is no significant impact where the Barclays Bank Group or Barclays Bank PLC are expected to exercise an extension option.
The Barclays Bank Group and Barclays Bank PLC currently do not have any sale and leaseback transaction (2021: £33m gain).The Barclays Bank Group and Barclays Bank PLC does not have any restrictions or covenants imposed by the lessor on its property leases which restrict its businesses.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	170

Notes to the financial statements
Assets at amortised cost and other investments
Intangible assets are reviewed for impairment when there are indications that impairment may have occurred. Intangible assets not yet available for use are reviewed annually for impairment.

		Intangible assets
	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Cost
As at 1 January 2022	326	1,508	95	1,339	876	4,144
Additions	—	275	—	76	17	368
Disposals[a]	—	(427)	(13)	(12)	(33)	(485)
Exchange and other movements	19	121	9	159	96	404
As at 31 December 2022	345	1,477	91	1,562	956	4,431
Accumulated amortisation and impairment
As at 1 January 2022	(68)	(966)	(52)	(1,207)	(402)	(2,695)
Disposals[a]	—	427	13	12	33	485
Amortisation charge	—	(153)	(6)	(44)	(67)	(270)
Impairment charge	—	—	—	—	—	—
Exchange and other movements	—	(95)	(4)	(143)	(44)	(286)
As at 31 December 2022	(68)	(787)	(49)	(1,382)	(480)	(2,766)
Net book value	277	690	42	180	476	1,665

	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Cost
As at 1 January 2021	324	1,539	106	1,325	457	3,751
Additions[b]	—	195	1	—	405	601
Disposals[a]	—	(148)	(12)	(5)	(2)	(167)
Exchange and other movements	2	(78)	0	19	16	(41)
As at 31 December 2021	326	1,508	95	1,339	876	4,144
Accumulated amortisation and impairment
As at 1 January 2021	(68)	(964)	(55)	(1,158)	(352)	(2,597)
Disposals[a]	—	148	12	5	2	167
Amortisation charge	—	(126)	(6)	(36)	(42)	(210)
Impairment charge	—	(12)	—	—	—	(12)
Exchange and other movements	—	(12)	(3)	(18)	(10)	(43)
As at 31 December 2021	(68)	(966)	(52)	(1,207)	(402)	(2,695)
Net book value	258	542	43	132	474	1,449
Note
a.Disposals pertain to fully amortised assets which are not in use.
b.Additions in 'Licences and other' primarily relate to new and renewed long-term partnership agreements.

Goodwill
Goodwill is allocated to business operations according to business segments as follows:

	Barclays Bank Group
	2022	2021
	£m	£m
Consumer, Cards and Payments	277	258
Total net book value of goodwill	277	258

Barclays Bank PLC 2022 Annual Report on Form 20-F	171

Notes to the financial statements
Assets at amortised cost and other investments
2022 impairment review
The 2022 impairment review was performed during Q4 2022. A detailed assessment has been performed, with the approach and results of this analysis set out below.
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
Cash flows
The five-year cash flows used in the calculation of value in use are based on the formally agreed medium-term plans approved by the Board. These are prepared using macroeconomic assumptions which management considers reasonable and supportable, and reflect business agreed initiatives for the forecast period.
Discount rates
IAS 36 requires that the discount rate used in a value in use calculation reflects the pre-tax rate an investor would require if they were to choose an investment that would generate similar cash flows to those that the entity expects to generate from the asset. In determining the discount rate, management have in previous years identified the cost of equity associated with market participants that closely resemble the Barclays Bank Group's CGUs and adjusted them for tax to arrive at the pre-tax equivalent rate. This method assumed a static rate of tax that was applicable to the pre-tax cash flows of the CGU. The cost of equity without adjusting for the tax rate has been used as the discount rate in the 2022 impairment assessment and applied to the post tax cash flows of the CGU. This post-tax method incorporates the impact of changing tax rates on the cash flows and is expected to produce the same VIU result as the pre-tax method adjusted for varying tax rates. Using the resultant VIU the equivalent pre-tax discount rates have been calculated. The range of equivalent pre-tax discount rates applicable across the CGUs range from 14.1% to 16.0% (2021: 12.5% to 14.7%).
Terminal growth rate
The terminal growth rate is used to estimate the effect of projecting cash flows to the end of an asset’s useful economic life. It is management’s judgement that the cash flows associated with the CGUs will grow in line with the major economies in which the Barclays Bank Group operates. The UK inflation rate is used as an approximation for the future growth rates. The terminal growth rate used is 2.0% (2021: 2.0%).
Outcome of goodwill and intangibles review
Based on management’s plans and assumptions the value in use exceeds the carrying value of the CGUs and no impairment has been indicated by the 2022 impairment review.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	172

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
22Other liabilities

	Barclays Bank Group
	2022	2021
	£m	£m
Accruals and deferred income	2,973	2,657
Other creditors	7,255	4,030
Items in the course of collection due to other banks	55	67
Lease liabilities (refer to Note 20)	496	495
Other liabilities	10,779	7,249
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

	Onerous contracts	Redundancy and restructuring	Undrawn contractually committed facilities and guarantees provided[a]	Customer redress	Legal, competition and regulatory matters	Sundry provisions	Total
	£m	£m	£m	£m	£m	£m	£m
Barclays Bank Group
As at 1 January 2022	2	46	499	266	211	86	1,110
Additions	—	59	133	846	422	49	1,509
Amounts utilised	(1)	(42)	—	(1,154)	(542)	(9)	(1,748)
Unused amounts reversed	(1)	(19)	(123)	(76)	(15)	(13)	(247)
Exchange and other movements	—	1	23	164	37	9	234
As at 31 December 2022	—	45	532	46	113	122	858
Note
a.Undrawn contractually committed facilities and guarantees provisions are accounted for under IFRS 9

Provisions expected to be recovered or settled within no more than 12 months after 31 December 2022 for Barclays Bank Group were £764m (2021: £1,023m) and for Barclays Bank PLC were £560m (2021: £881m).
Onerous contracts
Onerous contract provisions comprise an estimate of the costs involved with fulfilling the terms and conditions of contracts net of any expected benefits to be received.
Redundancy and restructuring
These provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists. Additions made during the year relate to formal restructuring plans and have either been utilised or reversed where total costs are now expected to be lower than the original provision amount.

Barclays Bank PLC 2022 Annual Report on Form 20-F	173

Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
Undrawn contractually committed facilities and guarantees
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision. For further information, refer to the Credit Risk section for loan commitments and financial guarantees on page 61.
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
The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on-balance sheet:

	Barclays Bank Group
	2022	2021
	£m	£m
Guarantees and letters of credit pledged as collateral security	17,700	15,759
Performance guarantees, acceptances and endorsements	8,100	7,987
Total contingent liabilities and financial guarantees	25,800	23,746
Of which: Financial guarantees carried at fair value	1,423	231

Documentary credits and other short-term trade related transactions	1,748	1,584
Standby facilities, credit lines and other commitments	333,229	282,867
Total commitments	334,977	284,451
Of which: Loan commitments carried at fair value	13,471	18,571

Provisions for expected credit losses held against contingent liabilities and commitments equal £532m (2021: £499m) for Barclays Bank Group and £403m (2021: £420m) for Barclays Bank PLC and are reported in Note 23.
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
The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies applicable to Note 23 Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Barclays Bank Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Barclays Bank Group’s potential financial exposure in respect of those matters.
Investigations into certain advisory services agreements
FCA proceedings
In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Warning Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Warning Notices was £50m. Barclays PLC and Barclays Bank PLC contested the findings. In September 2022, the FCA’s Regulatory Decisions Committee (RDC) issued Decision Notices finding that Barclays PLC and Barclays Bank PLC breached certain disclosure-related listing rules. The RDC also found that in relation to the disclosures made in the Capital Raising of November 2008, Barclays PLC and Barclays Bank PLC acted recklessly, and that Barclays PLC breached Listing Principle 3. The RDC upheld the combined penalty of £50m on Barclays PLC and Barclays Bank PLC, the same penalty as in the Warning Notices. Barclays PLC and Barclays Bank PLC have referred the RDC’s findings to the Upper Tribunal for reconsideration.

Barclays Bank PLC 2022 Annual Report on Form 20-F	174

Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
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
USD LIBOR civil actions
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the US Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Putative class actions and individual actions seek unspecified damages with the exception of one lawsuit, in which the plaintiffs are seeking no less than $100m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays Bank PLC has previously settled certain claims. In 2022, Barclays Bank PLC also settled one further matter. The financial impact of the settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
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
Japanese Yen LIBOR civil actions
In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff’s antitrust claims, and in 2020, the court dismissed the plaintiff’s remaining CEA claims.

In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. Barclays and the plaintiffs have reached a settlement of $17.75m for both actions. A final court approval hearing has been scheduled for March 2023.
SIBOR/SOR civil action
In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). The plaintiffs and remaining defendants (which includes Barclays Bank PLC) reached a joint settlement to resolve this matter for $91m, which received final court approval in November 2022. This matter is now concluded. The financial impact of Barclays’ share of the joint settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
ICE LIBOR civil actions
In 2019, several putative class actions were filed in the SDNY against a panel of banks, including Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust claims that the defendants manipulated USD LIBOR through the defendants’ submissions to ICE. These actions have been consolidated. The defendants’ motion to dismiss was granted in 2020 and the plaintiffs appealed. In February 2022, the dismissal was affirmed on appeal. The plaintiffs did not seek US Supreme Court review. This matter is now concluded.
In August 2020, an ICE LIBOR-related action was filed by a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR. The plaintiffs’ motion seeking, among other things, preliminary and permanent injunctions to enjoin the defendants from continuing to set LIBOR or enforce any financial instrument that relies in whole or in part on USD LIBOR was denied. The defendants’ motion to dismiss the case was granted in September 2022. The plaintiffs have filed an amended complaint, which the defendants have moved to dismiss.
Non-US benchmarks civil actions
There remains one claim, issued in 2017, against Barclays Bank PLC and other banks in the UK in connection with alleged manipulation of LIBOR. Proceedings have also been brought in a number of other jurisdictions in Europe, Argentina and Israel relating to alleged manipulation of LIBOR and EURIBOR. Additional proceedings in other jurisdictions may be brought in the future.
Credit Default Swap civil action
A putative antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the CEA, and unjust enrichment under state law. The defendants have moved to dismiss the case.
Foreign Exchange investigations and related civil actions
The Barclays Bank Group has been the subject of investigations in various jurisdictions in relation to certain sales and trading practices in the Foreign Exchange market. Settlements were reached in various jurisdictions in connection with these investigations, including the EU and US. The financial impact of any remaining ongoing investigations is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position.
Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Bank Group and other banks in relation to alleged manipulation of Foreign Exchange markets.

Barclays Bank PLC 2022 Annual Report on Form 20-F	175

Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
US FX opt out civil action
In 2018, Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384m. Also in 2018, a group of plaintiffs, who opted out of the Consolidated FX Action, filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants. Some of the plaintiffs’ claims were dismissed in 2020. Barclays PLC, Barclays Bank PLC, and BCI have reached a settlement in principle of all claims against them in the matter. The financial impact of this settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
US retail basis civil action
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
Non-US FX civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel, Brazil and Australia. Additional proceedings may be brought in the future.
The above-mentioned proceedings include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019. The CAT refused to certify these claims in the first quarter of 2022 although the claimants have obtained permission to appeal and judicially review the CAT’s decisions. Also in 2019, a separate claim was filed in the UK in the High Court of Justice (High Court), and subsequently transferred to the CAT, by various banks and asset management firms against Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading. This claim has been settled as part of the settlement in principle referred to under the US FX opt out civil action above.
Metals-related civil actions
A number of US civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the Antitrust Act and other federal laws. The parties reached a joint settlement to resolve this matter for $50m. The settlement received final court approval in August 2022. This matter is now concluded. The financial impact of Barclays’ share of the joint settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position. A separate US civil complaint by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws, has been dismissed as against the Barclays entities. The plaintiffs have the option to seek the court’s permission to appeal.
Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada, Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.
US residential mortgage related civil actions
There are two pending US Residential Mortgage-Backed Securities (RMBS) related civil actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007. In one action, the Barclays defendants’ motion for summary judgment was granted in June 2022 and the plaintiffs’ R&W breach claim was dismissed. The plaintiffs are appealing the decision. The other repurchase action is pending.
Barclays Bank PLC reached settlements to resolve two other repurchase actions, which have received final court approval. Payment of the settlement amounts was completed in July 2022. These matters are now concluded. The financial impact of the settlements is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
In 2020, a civil litigation claim was filed in the New Mexico First Judicial District Court by the State of New Mexico against six banks, including BCI, on behalf of two New Mexico state pension funds and the New Mexico State Investment Council relating to legacy RMBS purchases. As to BCI, the complaint alleges that the funds purchased approximately $22m in RMBS underwritten by BCI. The parties have reached a joint settlement to resolve this matter for $32.5m. The settlement was paid in April 2022. The financial impact of BCI’s share of the joint settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
Government and agency securities civil actions
Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in March 2021. The plaintiffs filed an amended complaint. The defendants’ motion to dismiss the amended complaint was granted in March 2022. The plaintiffs are appealing this decision.
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
In one of the actions filed in the SDNY, the court granted the defendants’ motion to dismiss the 'plaintiffs’ complaint. The dismissal was affirmed on appeal; however, the district court subsequently informed the parties of a potential conflict. The matter was assigned to a new district court judge and the plaintiffs moved to vacate the dismissal order, which was denied. The plaintiffs’ time to appeal has expired and this matter is now concluded. The plaintiffs have voluntarily dismissed the other SDNY action. In the Federal Court of Canada action, the parties have reached a settlement in principle,

Barclays Bank PLC 2022 Annual Report on Form 20-F	176

Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings which will require court approval. The financial impact of the settlement is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position.
Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Three putative class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiffs' claims were dismissed in November 2020 and June 2022. In the California action, the plaintiffs’ claims were dismissed in June 2021. The plaintiffs have appealed the dismissal. In the Illinois action, trial has been scheduled for August 2023.
Odd-lot corporate bonds antitrust class action
In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. The plaintiffs demand unspecified money damages. The defendants’ motion to dismiss was granted in 2021 and the plaintiffs have appealed the dismissal.
Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.
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
BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court), demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (the Master Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In April 2021, the trial court entered judgement in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs. BDC appealed. In January 2022, the appellate court reversed the trial court’s summary judgment decision in favour of Barclays Bank PLC and remanded the case to the lower court for further proceedings. The parties have filed cross-motions on the scope of trial. The trial has been adjourned pending a decision on the motions and any subsequent appeal.
In 2011, BDC’s investment advisor, BDCM Fund Adviser, LLC and its parent company, Black Diamond Capital Holdings, LLC, also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Master Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. This case is currently stayed.
Civil actions in respect of the US Anti-Terrorism Act
There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian Government and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. The plaintiffs appealed in one action and the dismissal was affirmed in January 2023. The remaining EDNY actions are stayed. Out of the two actions in the SDNY, the court granted the defendants’ motion to dismiss the first action. That action is stayed, and the second SDNY action is stayed pending any appeal on the dismissal of the first.
Shareholder derivative action
In November 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Barclays Bank Group. The shareholder filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in April 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in April 2022. The plaintiff is appealing the decision.
Derivative transactions civil action
In 2021, Vestia, a Dutch housing association, brought a claim against Barclays Bank PLC in the UK in the High Court in relation to a series of derivative transactions entered into with Barclays Bank PLC between 2008 and 2011, seeking damages of £329m. Barclays Bank PLC is defending the claim and has made a counterclaim.
Timeshare loans, skilled person review, and associated matters
In August 2020, the FCA granted an application by Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, for a validation order with respect to certain loans to customers brokered between April 2014 and April 2016 by Azure Services Limited (ASL), a timeshare operator, which did not, at the point of sale, hold the necessary broker licence. As a condition to the validation order, the FCA required CFS to undertake a skilled person review of the assessment of affordability processes for the loans brokered by ASL (ASL Loans) as well as CFS’ policies and procedures for assessing affordability and oversight of brokers more generally, and dictated a remediation methodology in the event that ASL Loans did not pass the affordability test. The skilled person made a number of observations, some of which were adverse, about both current and historic affordability practices as well as current oversight practices. CFS is not required to conduct a full back book review but, following a review of certain cohorts of loans to determine historic affordability and/or broker oversight practices that may have caused customer harm, where harm is identified, CFS’ intention is to remediate. To date, CFS has identified a number of areas for remediation, but the scoping exercise is ongoing and

Barclays Bank PLC 2022 Annual Report on Form 20-F	177

Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings remediation will only begin once the scoping exercise is complete. As at 31 December 2022, CFS booked a provision in respect of the expected remediation for these matters of £10.4m.
Separately, and notwithstanding this, CFS decided in March 2022 to extend the proactive remediation of ASL Loans beyond those brokered between April 2014 and April 2016 to include the full portfolio of ASL Loans brokered between 2006 and 2018. In the first quarter of 2022, an additional customer remediation provision was recognised in relation to the remediation of the ASL Loans originated outside the April 2014 to April 2016 period. As at 31 December 2022, the provision recognised in relation to this matter by CFS is £183m. Remediation of the full portfolio of ASL Loans started in October 2022 and is expected to be completed in 2023.
In addition, CFS completed a review of all other legacy timeshare retailers during 2022. No concerns were identified in relation to the majority of those retailers, but where concerns were identified, CFS’ intention is to remediate. As at 31 December 2022, the provision recognised in relation to this matter by CFS is £96m.
Over-issuance of securities in the US
Barclays Bank PLC maintains a US shelf registration statement with the US Securities and Exchange Commission (SEC) in order to issue securities to US investors. In May 2017, Barclays Bank PLC lost its status as a “well-known seasoned issuer” (or WKSI) as a result of an SEC settlement order involving BCI. Due to its loss of WKSI status, Barclays Bank PLC was required to register a specified amount of securities to be issued under certain US shelf registration statements filed with the SEC. In March 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its 2019 US shelf registration statement and subsequently became aware that securities had also been issued in excess of the set amount under the predecessor US shelf registration statement. The securities that were over-issued included structured notes and exchange traded notes (ETNs). Securities issued in excess of the amount registered were considered to be “unregistered securities” for the purposes of US securities laws, with certain purchasers of those securities having a right to recover, upon the tender of such security to Barclays Bank PLC, the consideration paid for such security with interest, less the amount of any income received, or to recover damages from Barclays Bank PLC if the purchaser sold the security at a loss (the Rescission Price). Barclays Bank PLC commenced its rescission offer on 1 August 2022, by which Barclays Bank PLC offered to repurchase the relevant affected securities for the Rescission Price (the Rescission Offer). The Rescission Offer expired on 12 September 2022.
In September 2022, the SEC announced the resolution of its investigation of Barclays PLC and Barclays Bank PLC relating to the over-issuance of securities by Barclays Bank PLC under certain of its US shelf registration statements. Pursuant to the terms of the resolution, Barclays PLC and Barclays Bank PLC paid in the fourth quarter of 2022 a combined penalty of $200m (£165m1), without admitting or denying the SEC’s findings. The SEC found that the independent Rescission Offer made by Barclays Bank PLC to holders of the relevant over-issued securities satisfied its requirements for disgorgement and related prejudgment interest.

The Barclays Bank Group is engaged with, and responding to inquiries and requests for information from, various other regulators who may seek to impose fines, penalties and/or other sanctions as a result of this matter. Furthermore, Barclays Bank PLC and/or its affiliates may incur costs and liabilities in relation to private civil claims which have been filed and may face other potential private civil claims, class actions or other enforcement actions in relation to this matter. By way of example, in September 2022, a purported class action claim was filed in the US District Court in Manhattan seeking to hold Barclays PLC and former and current executives responsible for declines in the prices of its American depositary receipts, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in its public disclosures; and in February 2023, a claim was brought in a New York federal court by holders of a series of ETNs alleging that Barclays’ failure to disclose that these ETNs were unregistered securities misled investors and that, as a result, Barclays is liable for the holders’ alleged losses following the suspension of further sales and issuances of such series of ETNs.
Following completion of the rescission offer on 12 September 2022, Barclays utilised a provision of £1,008m in settlement of valid structured note claims and paid a monetary penalty of $200m (£165m1) to the SEC. A contingent liability exists in relation to civil claims or any further enforcement actions taken against Barclays Bank PLC and/or its affiliates, but Barclays Bank PLC is unable to assess the likelihood of liabilities that may arise out of such claims or actions.
Any liabilities, claims or actions in connection with the over-issuance of securities under Barclays Bank PLC’s US shelf registration statements could have an adverse effect on Barclays Bank PLC’s and the Barclays Bank Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.
Investigation into the use of unapproved communications platforms
In September 2022, the SEC and the Commodity Futures Trading Commission (CFTC) announced settlements with a number of financial institutions, including Barclays Bank PLC and BCI, of financial industry-wide investigations regarding compliance with record-keeping obligations in connection with business-related communications sent over unapproved electronic messaging platforms. The SEC and the CFTC found that Barclays Bank PLC and BCI failed to comply with their respective record-keeping rules, where such communications were sent or received by employees over electronic messaging platforms that had not been approved by the bank for business use by employees. As part of the settlement, in the third quarter of 2022, Barclays Bank PLC and BCI paid a combined $125m civil monetary penalty to the SEC and a $75m civil monetary penalty to the CFTC. There are also non-financial components to the settlements, including the retention of an independent compliance consultant and certain ongoing undertakings. This matter is now concluded.
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

Note
1 Exchange rate USD/GBP 1.22 as at 30 June 2022

Barclays Bank PLC 2022 Annual Report on Form 20-F	178

Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
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
FCA investigation into transaction monitoring
The FCA has been investigating Barclays’ compliance with UK money laundering regulations and the FCA’s rules and Principles for Businesses in an investigation which is focussed on aspects of Barclays’ transaction monitoring in relation to certain business lines now in Barclays Bank UK PLC. Barclays has been co-operating with the investigation and responding to information requests.
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
At the present time, Barclays Bank PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays Bank PLC’s results, operations or cash flows for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

Barclays Bank PLC 2022 Annual Report on Form 20-F	179

Notes to the financial statements
Capital instruments, equity and reserves
The notes included in this section focus on the Barclays Bank Group’s loan capital and shareholders’ equity including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-controlling interests). For more information on capital management and how the Barclays Bank Group maintains sufficient capital to meet our regulatory requirements refer to pages 47 to 48.
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

	Barclays Bank Group
	2022	2021
	£m	£m
At amortised cost
As at 1 January	32,185	32,005
Issuances	15,381	9,099
Redemptions	(8,367)	(7,241)
Other	(946)	(1,678)
As at 31 December	38,253	32,185

Designated at fair value (Note 15)	521	483
Total subordinated liabilities	38,774	32,668
Issuances of £15,381m comprise £14,904m intra-group loans from Barclays PLC and £317m USD Floating Rate Notes, £89m ZAR Floating Rate Notes, £42m EUR Floating Rate Notes and £29m JPY Floating Rate Notes issued externally by Barclays Bank PLC subsidiaries.
Redemptions of £8,367m comprise £5,734m intra-group loans from Barclays PLC, £2,370m notes issued externally by Barclays Bank PLC, £175m USD Floating Rate Notes and £88m USD Fixed Rate Notes issued externally by a Barclays Bank PLC subsidiaries. £2,370m notes issued externally by Barclays Bank PLC comprise £1,275m USD 7.625% Fixed Rate Contingent Capital Notes, £838m EUR 6.625% Fixed Rate Subordinated Notes, £147m USD 6.86% Callable Perpetual Core Tier One Notes, £42m EUR Subordinated Floating Rate Notes, £35m GBP 5.3304% Step-up Callable Perpetual Reserve Capital Instruments, £21m GBP Undated Floating Rate Primary Capital Notes Series 3 and £12m GBP 6% Callable Perpetual Core Tier One Notes.
Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.
Subordinated liabilities include accrued interest and comprise undated and dated subordinated liabilities as follows:

	Barclays Bank Group
	2022	2021
	£m	£m
Undated subordinated liabilities	538	795
Dated subordinated liabilities	38,236	31,873
Total subordinated liabilities	38,774	32,668
None of the Barclays Bank Group’s or Barclays Bank PLC's subordinated liabilities are secured.

Barclays Bank PLC 2022 Annual Report on Form 20-F	180

Notes to the financial statements
Capital instruments, equity and reserves

Undated subordinated liabilities		Barclays Bank Group
		2022	2021
	Initial call date	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes [a]	2032	—	15
6.86% Callable Perpetual Core Tier One Notes (USD 179m) [a]	2032	—	194
Reserve Capital Instruments (RCIs)
5.3304% Step-up Callable Perpetual Reserve Capital Instruments [a]	2036	—	51
Undated Notes
6.125% Undated Subordinated Notes	2027	34	39
Junior Undated Floating Rate Notes (USD 38m)	Any interest payment date	32	28
Undated Floating Rate Primary Capital Notes Series 1 (USD 167m)	Any interest payment date	102	90
Undated Floating Rate Primary Capital Notes Series 2 (USD 295m)	Any interest payment date	210	189
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	—	21
Bonds
9% Permanent Interest Bearing Capital Bonds (GBP 40m)	At any time	40	42
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (JPY 8,000m)	2028	49	51
5% Reverse Dual Currency Undated Subordinated Loan (JPY 12,000m)	2028	71	75
Total undated subordinated liabilities		538	795
Note
aThe GBP 6% Callable Perpetual Core Tier One Notes, USD 6.86% Callable Perpetual Core Tier One Notes and GBP 5.3304% Step-up Callable Perpetual Reserve Capital Instruments were redeemed by exercising a regulatory call option in 2022.
Undated subordinated liabilities
Undated subordinated liabilities are issued by Barclays Bank PLC and its subsidiaries for the development and expansion of their businesses and to strengthen their capital bases. The principal terms of the undated subordinated liabilities are described below:
Subordination
All undated subordinated liabilities rank behind the claims against the bank of depositors and other unsecured unsubordinated creditors and holders of dated subordinated liabilities in the following order: Junior Undated Floating Rate Notes; followed by other issues of Undated Notes, Bonds and Loans.
Interest
All undated subordinated liabilities bear a fixed rate of interest until the initial call date, with the exception of the 9% Bonds which are fixed for the life of the issue, and the Junior and Series 1 and Series 2 Undated Notes which are floating rate at rates fixed periodically in advance based on the related market rate.
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
Other
All issues of undated subordinated liabilities are non-convertible.

Barclays Bank PLC 2022 Annual Report on Form 20-F	181

Notes to the financial statements
Capital instruments, equity and reserves

Dated subordinated liabilities			Barclays Bank Group

			2022	2021
	Initial call date	Maturity date	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
7.625% Contingent Capital Notes (USD 3,000m)		2022	—	1,159
6.625% Fixed Rate Subordinated Notes (EUR 1,000m)		2022	—	889
Subordinated Floating Rate Notes (EUR 50m)		2022	—	42
Subordinated Floating Rate Notes (EUR 50m)		2023	44	42
5.75% Fixed Rate Subordinated Notes		2026	280	322
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	93	97
6.33% Subordinated Notes (GBP 50m)		2032	46	59
Subordinated Floating Rate Notes (EUR 68m)		2040	60	57
External issuances by other subsidiaries		2032	573	311
Barclays Bank PLC notes issued intra-group to Barclays PLC
2% Fixed Rate Subordinated Callable Notes (EUR 1,500)	2023	2028	1,354	1,288
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	120	113
5.20% Fixed Rate Subordinated Notes (USD 1,367m)		2026	1,051	1,037
1.125% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,000m)	2026	2031	794	831
4.836% Fixed Rate Subordinated Callable Notes (USD 1,200m)	2027	2028	931	937
8.407% Fixed Rate Resetting Subordinated Callable Loan (GBP 1,000m)	2027	2032	1,009	—
5.088% Fixed-to-Floating Rate Subordinated Callable Notes (USD 1,300m)	2029	2030	966	1,005
7.437% Fixed Rate Resetting Subordinated Callable Notes (USD 2,000m)	2032	2033	1,689	—
5.262% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,250m)	2033	2034	1,066	—
3.811% Fixed Rate Resetting Subordinated Callable Notes (USD 1,000m)	2041	2042	641	778
5.25% Fixed Rate Subordinated Notes (USD 827m)		2045	488	618
4.95% Fixed Rate Subordinated Notes (USD 1,250m)		2047	174	896
Floating Rate Subordinated Notes (USD 456m)		2047	385	341
Barclays Bank PLC intra-group loans from Barclays PLC
Various Fixed Rate Subordinated Loans			8,042	7,184
Various Subordinated Floating Rate Loans			677	646
Various Fixed Rate Subordinated Callable Loans			16,105	11,013
Various Subordinated Floating Rate Callable Loans			1,127	1,725
Zero Coupon Callable Loans		2052	521	483
Total dated subordinated liabilities			38,236	31,873
Dated subordinated liabilities
Dated subordinated liabilities are issued by Barclays Bank PLC and its subsidiaries for the development and expansion of their businesses and to strengthen their respective capital bases. The principal terms of the dated subordinated liabilities are described below:
Currency and maturity
In addition to the individual dated subordinated liabilities listed in the Barclays Bank Group table, the £26,472m (2021: £21,051m) of intra-group loans is made up of various fixed, fixed to floating rate, floating and zero coupon loans from Barclays PLC with notional amounts denominated in USD 22,182m, EUR 7,325m, GBP 250m, JPY 252,600m, AUD 2,315m, SEK 500m, NOK 970m, CAD 450m and CHF 435m, with maturities ranging from 2023 to 2052. Certain intra-group loans have a call date one year prior to their maturity.
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
Interest on fixed rate notes and loans is set by reference to market rates at the time of issuance and fixed until maturity.

Barclays Bank PLC 2022 Annual Report on Form 20-F	182

Notes to the financial statements
Capital instruments, equity and reserves
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
Repayment
Those subordinated liabilities with a call date are repayable at the option of Barclays Bank PLC on such call date in accordance with the conditions governing the respective debt obligations, some in whole or in part, and some only in whole, or otherwise on maturity. The remaining dated subordinated liabilities outstanding at 31 December 2022 are redeemable only on maturity, subject, in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or to certain changes in legislation or regulations.
Any repayments prior to maturity may require, in the case of Barclays Bank PLC, the prior consent of the PRA or BoE or, in the case of the overseas issues, the consent of the local regulator for that jurisdiction and of the PRA in certain circumstances.
There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.
27Ordinary shares, preference shares and other equity

Called up share capital, allotted and fully paid and other equity instruments
	Barclays Bank Group and Barclays Bank PLC			Barclays Bank Group
	Ordinary share capital	Preference share capital	Total share capital	Other equity instruments
	£m	£m	£m	£m
As at 1 January 2022	2,342	6	2,348	9,693
AT1 securities issuance	—	—	—	3,134
AT1 securities redemption	—	—	—	(2,136)
As at 31 December 2022	2,342	6	2,348	10,691

As at 1 January 2021	2,342	6	2,348	8,621
AT1 securities issuance	—	—	—	1,072
As at 31 December 2021	2,342	6	2,348	9,693
Ordinary shares
The issued ordinary share capital of Barclays Bank PLC, as at 31 December 2022, comprised 2,342m (2021: 2,342m) ordinary shares of £1 each.
Preference shares
The issued preference share capital of Barclays Bank PLC, as at 31 December 2022, comprised 31,856 Euro Preference Shares of €100 each (2021: 31,856) and 58,133 US Dollar Preference Shares of $100 each (2021: 58,133). 1,000 Sterling Preference Shares of £1 each were redeemed during 2022.
Ordinary share capital and preference share capital constitutes 100% (2021: 100%) of total share capital issued.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	183

Notes to the financial statements
Capital instruments, equity and reserves
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
Other equity instruments
Other equity instruments issued by Barclays Bank PLC of £15,398m (2021: £14,400m) include AT1 securities issued to Barclays PLC and borrowings of $6bn from a wholly-owned, indirect subsidiary of Barclays Bank PLC. As a result, the other equity instruments balance recorded by Barclays Bank Group is £10,691m (2021: £9,693m).
The borrowings of $6bn from a wholly-owned, indirect subsidiary of Barclays Bank PLC have been recorded as equity since, under their terms, interest payments are non cumulative and discretionary whilst repayment of principal is perpetually deferrable by Barclays Bank PLC. Should Barclays Bank PLC make a discretionary dividend payment on its ordinary shares in the six months preceding the date of an interest payment, it will be obliged to make that interest payment. In 2022, interest paid on these borrowings was £250m (2021: £164m).
Barclays PLC uses funds from its own market issuance of AT1 securities to purchase AT1 securities from the Barclays Bank Group. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date.
In 2022, there were three issuances of AT1 instruments, in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities for £3,134m (2021: one issuance for £1,072m) which includes issuance costs of £32m (2021: £11m). There were two redemptions in 2022 totalling £2,136m (2021: no redemptions).

AT1 equity instruments
		2022	2021
	Initial call date	£m	£m
AT1 equity instruments - Barclays Bank Group
7.875% Perpetual Subordinated Contingent Convertible Securities	2022	—	1,000
7.875% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2022	—	1,136
7.25% Perpetual Subordinated Contingent Convertible Securities	2023	500	500
7.75% Perpetual Subordinated Contingent Convertible Securities (USD 2,500m)	2023	1,925	1,925
5.875% Perpetual Subordinated Contingent Convertible Securities	2024	623	623
8% Perpetual Subordinated Contingent Convertible Securities (USD 2,000m)	2024	1,509	1,509
7.125% Perpetual Subordinated Contingent Convertible Securities	2025	299	299
6.375% Perpetual Subordinated Contingent Convertible Securities	2025	495	495
6.125% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2025	1,134	1,134
4.375% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2028	1,072	1,072
8.300% Perpetual Subordinated Contingent Convertible Securities (SGD450m)	2027	263	—
8.875% Perpetual Subordinated Contingent Convertible Securities	2027	1,237	—
8.000% Perpetual Subordinated Contingent Convertible Securities (USD2,000 m)	2029	1,634	—
		10,691	9,693

Barclays Bank PLC 2022 Annual Report on Form 20-F	184

Notes to the financial statements
Capital instruments, equity and reserves
28Reserves
Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Bank Group's net investments in foreign operations, net of the effects of hedging.
Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the changes in the fair value of financial instruments accounted for at fair value through other comprehensive income investments since initial recognition.
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
Other reserves
Other reserves includes redeemed ordinary and preference shares issued by the Barclays Bank Group.

	Barclays Bank Group
	2022	2021
	£m	£m
Currency translation reserve	4,992	2,581
Fair value through other comprehensive income reserve	(1,342)	(118)
Cash flow hedging reserve	(5,557)	(618)
Own credit reserve	467	(960)
Other reserves	(24)	(24)
Total	(1,464)	861

Barclays Bank PLC 2022 Annual Report on Form 20-F	185

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
Deferred cash and share awards are made to employees to incentivise performance over the period employees provide services. To receive payment under an award, employees must provide service over the vesting period. The period over which the expense for deferred cash and share awards is recognised is based upon the period employees consider their services contribute to the awards. For past awards, the Barclays Bank Group considers that it is appropriate to recognise the awards over the period from the date of grant to the date that the awards vest. In relation to awards granted from 2017, the Barclays Bank Group, taking into account the changing employee understanding surrounding those awards, considered it appropriate for expense to be recognised over the vesting period including the financial year prior to the grant date.
The accounting policies for share-based payments, and pensions and other post-retirement benefits, are included in Note 30 and Note 31 respectively.

	2022	2021	2020
	£m	£m	£m
Performance costs	1,398	1,308	1,145
Salaries[a]	2,637	2,245	2,285
Social security costs	352	297	295
Post-retirement benefits[b]	188	181	176
Other compensation costs	205	172	208
Total compensation costs	4,780	4,203	4,109

Other resourcing costs
Outsourcing	259	136	142
Redundancy and restructuring	45	49	47
Temporary staff costs	25	17	14
Other	83	51	53
Total other resourcing costs	412	253	256

Total staff costs	5,192	4,456	4,365
Notes
a£197m (2021: £152m; 2020: £156m) of compensation was capitalised as internally generated software.
bPost-retirement benefits charge includes £140m (2021: £121m; 2020: £127m) in respect of defined contribution schemes and £48m (2021: £60m; 2020: £49m) in respect of defined benefit schemes.
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
The fair value of shares is the market price ruling on the grant date, in some cases adjusted to reflect restrictions on transferability. The fair value of options granted is determined using the Black Scholes model to estimate the numbers of shares likely to vest. The model takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Market conditions that must be met in order for the award to vest are also reflected in the fair value of the award, as are any other non-vesting conditions – such as continuing to make payments into a share-based savings scheme.

Barclays Bank PLC 2022 Annual Report on Form 20-F	186

Notes to the financial statements
Employee benefits
The charge for the year arising from share based payment schemes was as follows:

	Charge for the year
	2022	2021	2020
	£m	£m	£m
Deferred Share Value Plan / Share Value Plan	270	235	220
Others	153	159	129
Total equity settled	423	394	349
Cash settled	3	4	2
Total share based payments	426	398	351
The terms of the main current plans are as follows:
Share Value Plan (SVP)
The SVP was introduced in Barclays PLC Group in March 2010. SVP awards have been granted to participants in the form of a conditional right to receive Barclays PLC shares or provisional allocations of Barclays PLC shares which vest or are considered for release over a period of three, four, five or seven years. Participants do not pay to receive an award or to receive a release of shares. For awards granted before December 2017, the grantor may also make a dividend equivalent payment to participants on release of a SVP award. SVP awards are also made to eligible employees for recruitment purposes. All awards are subject to potential forfeiture in certain leaver scenarios.
Deferred Share Value Plan (DSVP)
The DSVP was introduced in February 2017. The terms of the DSVP are materially the same as the terms of the SVP as described above, save that Executive Directors are not eligible to participate in the DSVP and the DSVP operates over market purchase shares only.
Other schemes
In addition to the SVP and DSVP, the Barclays PLC Group operates a number of other schemes settled in Barclays PLC Shares including Sharesave (both UK and Ireland), Sharepurchase (both UK and Overseas), and the Barclays PLC Group Long Term Incentive Plan. A delivery of upfront shares to ‘Material Risk Takers’ can be made as a Share Incentive Award (Holding Period) under the SVP.
Share option and award plans
The weighted average fair value per award granted, weighted average share price at the date of exercise/release of shares during the year, weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date were as follows:

	2022				2021

	Weighted average fair value per award granted in year	Weighted average share price at exercise/ release during year	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)	Weighted average fair value per award granted in year	Weighted average share price at exercise/ release during year	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)
	£	£			£	£
DSVP / SVPa.b	1.43	1.61	1	445,673	1.63	1.76	1	370,505
Others[a]	0.38-1.65	1.59-1.7	0-2	47,610	0.64-1.81	1.76-1.92	0-3	47,480
SVP and DSVP are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently, the fair value of these awards is based on the market value at that date.
Sharesave has a contractual life of 3 years and 5 years, the expected volatility is 31.10% for 3 years and 30.56% for 5 years. The risk free interest rates used for valuations are 4.28% and 4.05% for 3 years and 5 years respectively. The pure dividend yield rates used for valuations are 4.01% and 3.93% for 3 years and 5 years respectively. The repo rates used for valuations are (0.47)% and (0.63)% for 3 years and 5 years respectively. The inputs into the model such as risk free interest rate, expected volatility, pure dividend yield rates and repo rates are derived from the market data.

Barclays Bank PLC 2022 Annual Report on Form 20-F	187

Notes to the financial statements
Employee benefits
Movements in options and awards
The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	DSVP / SVP [a,b]		Others [a,c]

	Number (000s)		Number (000s)		Weighted average ex. price (£)
	2022	2021	2022	2021	2022	2021
Outstanding at beginning of year/acquisition date	370,505	370,006	47,480	53,767	0.95	0.95
Transfers in the year[d]	(3,742)	(2,214)	2,048	(2,697)	—	—
Granted in the year	264,257	174,338	93,160	79,050	1.33	1.43
Exercised/released in the year	(162,958)	(144,943)	(90,696)	(78,273)	1.18	1.36
Less: forfeited in the year	(22,389)	(26,682)	(4,017)	(3,395)	0.99	0.95
Less: expired in the year	—	—	(365)	(972)	1.19	1.69
Outstanding at end of year	445,673	370,505	47,610	47,480	0.97	0.95
Of which exercisable:	—	—	5,541	4,428	1.21	1.16
Notes
aOptions/award granted over Barclays PLC shares.
bWeighted average exercise price is not applicable for SVP and DSVP awards as these are not share option schemes.
cThe number of awards within Others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 2,312,749). The weighted average exercise price relates to Sharesave.
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
There were no significant modifications to the share based payments arrangements in 2022 and 2021.
As at 31 December 2022, the total liability arising from cash-settled share based payments transactions was £5m (2021: £4m).
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
Changes in pension scheme liabilities or assets (remeasurements) that do not arise from regular pension cost, net interest on net defined benefit liabilities or assets, past service costs, settlements or contributions to the scheme are recognised in other comprehensive income. Remeasurements comprise experience adjustments (differences between previous actuarial assumptions and what has actually occurred), the effects of changes in actuarial assumptions, return on scheme assets (excluding amounts included in the interest on the assets) and any changes in the effect of the asset ceiling restriction (excluding amounts included in the interest on the restriction).
Post-employment benefit schemes – the cost of providing healthcare benefits to retired employees is accrued as a liability in the financial statements over the period that the employees provide services to the Barclays Bank Group, using a methodology similar to that for defined benefit pension schemes.
Pension schemes
UK Retirement Fund (UKRF)
The UKRF is the Barclays Bank Group’s main scheme, representing 96% (2021: 97%) of the Barclays Bank Group’s total retirement benefit obligations. Barclays Bank PLC is the principal employer of the UKRF. The UKRF was closed to new entrants on 1 October 2012, and comprises 10 sections, the two most significant of which are:
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	188

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
Amounts recognised
The following tables include amounts recognised in the income statement and an analysis of benefit obligations and scheme assets for all Barclays Bank Group defined benefit schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded and unfunded post-retirement benefits. The income statement charge with respect to defined contribution schemes is disclosed as part of footnotes to Note 29 “Staff costs”.

Income statement (credit)/charge
	2022	2021
	£m	£m
Current service cost	28	58
Net finance (income)/cost	(122)	(26)
Past service cost	20	—
Other movements	—	2
Total	(74)	34
Barclays Bank PLC is the principal employer of the UKRF and hence Scheme Assets and Defined Benefit Obligations relating to the UKRF are recognised within the Barclays Bank Group. Barclays Bank UK PLC and Barclays Execution Services Limited are participating employers in the UKRF and their share of the UKRF service cost is borne by them. Of the £209m current service cost in the table below, £47m relates to Barclays Bank UK PLC and £134m relates to Barclays Execution Services Limited. While the entire current service cost obligation is accounted for in the Barclays Bank Group, the income statement charge is accounted for across all the participating employers.

Barclays Bank PLC 2022 Annual Report on Form 20-F	189

Notes to the financial statements
Employee benefits

Balance sheet reconciliation
	2022		2021
	Barclays Bank Group Total	Of which relates to UKRF	Barclays Bank Group Total	Of which relates to UKRF
	£m	£m	£m	£m
Benefit obligation at beginning of the year	(31,834)	(30,859)	(33,131)	(32,108)
Current service cost	(209)	(197)	(240)	(225)
Interest costs on scheme liabilities	(725)	(707)	(422)	(405)
Past service cost	(20)	(20)	—	—
Remeasurement gain/(loss) - financial	10,995	10,734	849	820
Remeasurement gain/(loss) - demographic	268	270	53	50
Remeasurement (loss)/gain - experience	(521)	(510)	(249)	(259)
Employee contributions	(4)	—	(4)	—
Benefits paid	1,339	1,299	1,309	1,268
Exchange and other movements	(90)	—	1	—
Benefit obligation at end of the year	(20,801)	(19,990)	(31,834)	(30,859)
Fair value of scheme assets at beginning of the year	35,467	34,678	34,713	33,915
Interest income on scheme assets	847	829	448	434
Employer contribution	1,807	1,785	971	955
Remeasurement - return on plan assets (less)/greater than discount rate	(11,510)	(11,313)	653	642
Employee contributions	4	—	4	—
Benefits paid	(1,339)	(1,299)	(1,309)	(1,268)
Exchange and other movements	84	—	(13)	—
Fair value of scheme assets at the end of the year	25,360	24,680	35,467	34,678
Net surplus	4,559	4,690	3,633	3,819
Retirement benefit assets	4,743	4,690	3,879	3,819
Retirement benefit liabilities	(184)	—	(246)	—
Net retirement benefit assets	4,559	4,690	3,633	3,819

Barclays Bank PLC 2022 Annual Report on Form 20-F	190

Notes to the financial statements
Employee benefits
Included within the Barclays Bank Group’s benefit obligation is £690m (2021: £821m) relating to overseas pensions and £121m (2021: £154m) relating to other post-employment benefits.
As at 31 December 2022, the UKRF’s scheme assets were in surplus versus IAS 19 obligations by £4,690m (2021: £3,819m). The increase in the UKRF surplus during the year is driven by £294m of deficit reduction contributions and the unwind of the Senior Notes (see later in note), partially offset by higher than expected inflation experienced during the year. The UKRF assets and benefit obligation have reduced by c£10bn and c£11bn respectively over the year, primarily due to higher gilt and bond yields. This is as expected from the investment strategy which aims to invest in assets that move in value in line with changes in liability values.
The weighted average duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 13 years (2021: 16 years). The decrease in duration is primarily due to the increase in discount rate, driven by higher corporate bond yields. The UKRF expected benefits are projected to be paid out for in excess of 50 years, although 30% of the total benefits are expected to be paid in the next 10 years; 30% in years 11 to 20 and 25% in years 21 to 30. The remainder of the benefits are expected to be paid beyond 30 years.
Of the £1,299m (2021: £1,268m) UKRF benefits paid out, £390m (2021: £419m) related to transfers out of the fund.
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
Critical accounting estimates and judgements
Actuarial valuation of the scheme's obligations is dependent upon a series of assumptions. Below is a summary of the main financial and demographic assumptions adopted for the UKRF.

Key UKRF financial assumptions	2022	2021
	% p.a.	% p.a.
Discount rate	4.80	1.84
Inflation rate (RPI)	3.21	3.56
The UKRF discount rate assumption for 2022 was based on a standard WTW RATE Link model. The RPI inflation assumption for 2022 was set by reference to the Bank of England’s implied inflation curve. The inflation assumption incorporates a deduction of 20 basis points as an allowance for an inflation risk premium. The methodologies used to derive the discount rate and inflation assumptions are consistent with that used at the prior year end.

The UKRF’s post-retirement mortality assumptions are based on an updated best estimate assumption derived from an analysis in 2022 of the UKRF’s own post-retirement mortality experience and taking account of recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2021 core projection model published by the Continuous Mortality Investigation Bureau subject to a long-term trend of 1.25% per annum in future improvements (2021: 1.50% per annum). An additional allowance has been made within the mortality assumptions to reflect the uncertain impact of COVID-19 in the long-term. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the past three years.

Assumed life expectancy	2022	2021	2020
Life expectancy at 60 for current pensioners (years)
– Males	26.8	27.3	27.2
– Females	29.5	29.6	29.4
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	28.3	29.1	29.0
– Females	31.0	31.4	31.2
The UKRF entered into a longevity reinsurance contract in 2022 covering £7bn of the pensioner liabilities. This is in addition to a £5bn transaction executed in 2020. In total, over three-quarters of the longevity risk for current pensioners has been reinsured, and the transactions will provide income to the UKRF in the event that pensions are paid out for longer than expected. The contracts form part of the UKRF’s investment portfolio. At 31 December 2022, the contracts are valued at £(123)m (2021: nil). The negative value placed on the longevity reinsurance contracts at 31 December 2022 reflects the estimated impact of changes in the reinsurance market, demographic assumptions and risk premia since the 2020 transaction was entered into by the UKRF. The 2022 transaction is valued at nil as it is assessed to have been transacted recently at fair value.
Sensitivity analysis on actuarial assumptions
The sensitivity analysis has been calculated by valuing the UKRF liabilities using the amended assumptions shown in the table below and keeping the remaining assumptions the same as disclosed in the table above, except in the case of the inflation sensitivity where other assumptions that depend on assumed inflation have also been amended correspondingly. The difference between the recalculated liability figure and that stated in the balance sheet reconciliation table above is the figure shown. The selection of these movements to illustrate the sensitivity of the defined benefit obligation to key assumptions should not be interpreted as the Barclays Bank Group expressing any specific view of the probability of such movements happening.

Barclays Bank PLC 2022 Annual Report on Form 20-F	191

Notes to the financial statements
Employee benefits

Change in key assumptions
	2022	2021

	(Decrease)/Increase in UKRF defined benefit obligation	(Decrease)/Increase in UKRF defined benefit obligation
	£bn	£bn
Discount rate
0.50% p.a. increase	(1.1)	(2.3)
0.25% p.a. increase	(0.6)	(1.2)
0.25% p.a. decrease	0.6	1.3
0.50% p.a. decrease	1.2	2.6
Assumed RPI
0.50% p.a. increase	0.8	1.6
0.25% p.a. increase	0.4	0.8
0.25% p.a. decrease	(0.4)	(0.8)
0.50% p.a. decrease	(0.8)	(1.6)
Life expectancy at 60
One year increase	0.6	1.2
One year decrease	(0.5)	(1.2)
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	192

Notes to the financial statements
Employee benefits
The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets
	Barclays Bank Group Total				Of which relates to UKRF
	Quoted	Unquoted[a]	Value	% of total fair value of scheme assets	Quoted	Unquoted[a]	Value	% of total fair value of scheme assets
	£m	£m	£m	%	£m	£m	£m	%
As at 31 December 2022
Equities	113	—	113	0.5	—	—	—	—
Private equities	—	2,734	2,734	10.8	—	2,734	2,734	11.1
Bonds - fixed government	1,353	—	1,353	5.3	1,098	—	1,098	4.4
Bonds - index-linked government	9,847	—	9,847	38.9	9,829	—	9,829	39.9
Bonds - corporate and other	5,884	1,551	7,435	29.3	5,690	1,551	7,241	29.3
Property	13	1,310	1,323	5.2	—	1,310	1,310	5.3
Infrastructure	793	790	1,583	6.2	793	790	1,583	6.4
Hedge funds	11	1,362	1,373	5.4	—	1,362	1,362	5.5
Derivatives	(20)	(1,837)	(1,857)	(7.3)	(20)	(1,837)	(1,857)	(7.5)
Longevity reinsurance contracts	—	(123)	(123)	(0.5)	—	(123)	(123)	(0.5)
Cash and liquid assets[c]	(1,776)	3,286	1,510	6.0	(1,789)	3,286	1,497	6.1
Mixed investment funds	11	—	11	—	—	—	—	—
Other	7	51	58	0.2	—	6	6	—
Fair value of scheme assets	16,236	9,124	25,360	100.0	15,601	9,079	24,680	100.0

As at 31 December 2021
Equities	294	—	294	0.8	167	—	167	0.5
Private equities	—	3,113	3,113	8.8	—	3,113	3,113	9.0
Bonds - fixed government	2,384	161	2,545	7.2	2,080	161	2,241	6.5
Bonds - index-linked government	15,375	—	15,375	43.5	15,352	—	15,352	44.4
Bonds - corporate and other	7,451	1,498	8,949	25.2	7,214	1,498	8,712	25.1
Property	14	1,490	1,504	4.2	—	1,490	1,490	4.3
Infrastructure	—	1,815	1,815	5.1	—	1,815	1,815	5.2
Hedge funds	—	1,365	1,365	3.8	—	1,365	1,365	3.9
Derivatives	1	10	11	—	1	10	11	—
Longevity reinsurance contracts	—	—	—	—	—	—	—	—
Cash and liquid assets[c]	(1,865)	2,275	410	1.2	(1,878)	2,275	397	1.1
Mixed Investment funds	9	—	9	—	—	—	—	—
Other	20	57	77	0.2	—	15	15	—
Fair value of scheme assets[b]	23,683	11,784	35,467	100.0	22,936	11,742	34,678	100.0

Notes
aValuation of unquoted assets is provided by the underlying managers or qualified independent valuers. Valuations of complex instruments are based on UKRF custodian valuations. The valuation for some of the unquoted assets, in particular Private equities, is based on valuations as at 30 September 2022 adjusted by cash flows, these being the latest available valuations as at the point of publication. All valuations are determined in accordance with relevant industry guidance.
bThe asset allocation for 2021 has been re-presented to reflect re-interpretation of the asset classifications as well as a reclassification of £1.2bn between unquoted/quoted bonds and quoted/unquoted bonds, in a manner that management believes better represents the underlying nature of the assets.
cCash and liquid assets for the UKRF consists of £521m (2021:£488m) Cash, £80m (2021:£93m) Receivables/payables, £3,286m (2021: £2,275m) Pooled cash funds and £(2,390)m (2021: £(2,459)m) Repurchase agreements.

Included within the fair value of UKRF scheme assets was nil (2021: nil) relating to shares in Barclays PLC and nil (2021: nil) relating to bonds issued by Barclays PLC or Barclays Bank PLC. The UKRF invests in pooled investment vehicles which may hold shares or debt issued by Barclays PLC.
There has been no significant change in the UKRF investment strategy over the year, however, given the movement in the gilt and bond yields over the year, the relative weights of assets classes have changed. No additional support from the Barclays Bank Group was required in response to the market volatility experienced over the year.
The UKRF assets as at 31 December 2021 do not include the Senior Notes referred to in the section below on Triennial Valuation, as these were non-transferable instruments and not recognised under IAS19. The Senior Notes were redeemed in December 2022, and the redemption proceeds are now included in Cash and Liquid Assets as at 31 December 2022.

Barclays Bank PLC 2022 Annual Report on Form 20-F	193

Notes to the financial statements
Employee benefits
Approximately 34% of the UKRF assets are invested in liability-driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These swaps are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.
The UKRF employs derivative instruments, where appropriate, to match assets more closely to liabilities, or to achieve a desired exposure or return. The value of assets shown reflects the assets held by the UKRF, with any derivative holdings reflected on a fair value basis. The UKRF uses repurchase agreements and reverse repurchase agreements to achieve the Trustee’s liability hedging objective. Investment managers are allowed to undertake repo transactions on the UKRF’s existing gilt holdings to raise cash with which to buy additional gilts for efficient portfolio management; and reverse repo transactions to receive gilts and be paid a fee for providing cash.
For information on the UKRF Trustee’s approach to Responsible Investment and Climate Risk, in the context of managing the UKRF, please refer to the UKRF Trustee website at https://epa.towerswatson.com/accounts/barclays/public/barclays-bank-responsible-investment-policy/.
Triennial Valuation
The latest triennial actuarial valuation of the UKRF showed a funding surplus of £2.0bn as at 30 September 2022 (2021 update: £0.6bn surplus). The improvement was mainly due to £294mn of deficit reduction contributions, changes to views on life expectancy and inflationary returns on assets relative to liabilities being better than expected.
The main differences between the funding and accounting assumptions are a different approach to setting the discount rate and a more conservative longevity assumption for funding.
As the UKRF has a funding surplus, the 2023 deficit reduction contribution (£286m), agreed as part of the 2019 triennial actuarial valuation, is no longer required, and a new recovery plan was not required.
As part of the 2022 triennial valuation, the Trustee and Barclays Bank PLC agreed an annual adequacy test on a basis more prudent than the IAS19 or funding bases. Should the UKRF be sufficiently funded on this basis, the regular employer contributions to the UKRF to fund future Afterwork accrual will not be required in the following calendar year. The test will be reviewed at the 2025 triennial valuation.
The next funding valuation of the UKRF is due to be completed in 2026 with an effective date of 30 September 2025.
Subscription for Fixed rate notes:
During 2019 and 2020 the UKRF subscribed for non-transferable listed senior fixed rate notes for £1,250m, backed by UK gilts (the Senior Notes). These investments were partially financed by £1,000m deficit reduction contributions. The Senior Notes were issued by two entities consolidated in the Barclays Bank Group under IFRS 10: Heron Issuer Limited (Heron) for £500m and Heron Issuer Number 2 Limited (Heron 2) for £750m. The Senior Notes entitled the UKRF to semi-annual coupon payments for five years, and full repayment in cash in three tranches: £250m in 2023, £750m in 2024 and £250m at final maturity in 2025. Heron and Heron 2 acquired a total of £1,500m of gilts from Barclays Bank PLC for cash to support payments on the Senior Notes. Barclays Bank PLC subscribed for the junior notes issued by Heron and Heron 2 for £250m. The regulatory capital impact, which otherwise would have occurred in 2019 and 2020 from the regular deficit reduction contributions, would have been deferred until 2023, 2024 and 2025 upon maturity of the Senior Notes.
As part of the planned early unwind of these transactions disclosed in Barclays PLC’s Q1 2022 Results Announcement, Barclays Bank PLC purchased the Senior Notes at fair value from the UKRF for cash in December 2022. The UKRF’s investment in the Senior Notes did not qualify as a plan asset under IAS 19; so the purchase of the Senior Notes for cash increased IAS 19 plan assets by £1,250m and thereby accelerated the regulatory capital impact of the deficit reduction contributions to 2022 from 2023, 2024 and 2025. Barclays Bank PLC subsequently reacquired the gilts held by Heron and Heron 2 in exchange for the redemption of all the fixed rate notes. The gilts were disposed of by Barclays Bank PLC prior to year-end.
Other support measures agreed which remain in place
Collateral – Barclays Bank PLC has entered into an agreement with the UKRF Trustee to provide collateral to cover at least 100% of any funding deficit with an overall cap of £9bn, to provide security for the UKRF funding deficit as it increases or decreases over time. The collateral pool is currently zero reflecting the surplus funding position. The arrangement provides the UKRF Trustee with dedicated access to the pool of assets in the event of Barclays Bank PLC not paying a deficit reduction contribution to the UKRF or in the event of Barclays Bank PLC’s insolvency.
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
Defined benefit contributions paid with respect to the UKRF were as follows:

Contributions paid
£m
2022	1,785
2021	955
2020	748
There were nil (2021: nil) Section 75 contributions included within the Barclays Bank Group’s contributions paid as no participating employers left the UKRF in 2022.
The Barclays Bank Group’s expected contribution to the UKRF in respect of defined benefits in 2023 is £38m (2022: £352m). In addition, the expected contributions to UK defined contribution schemes in 2023 is £32m (2022: £6m) to the UKRF and £243m (2022: £42m) to the BPSP.

Barclays Bank PLC 2022 Annual Report on Form 20-F	194

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
Investments in subsidiaries, the majority of which are engaged in banking related activities, are recorded on the balance sheet at historical cost less any impairment. At 31 December 2022 the historical cost of investments in subsidiaries was £22,180m (2021: £19,517m), and impairment allowances recognised against these investments totalled £2,916m (2021: £383m). The increase of £130m in the year was driven by an increase in the cost of investments in subsidiaries totalling £2,663m offset with an increase in impairment of £2,533m, predominantly relating to the cost of investment in Barclays Bank Ireland PLC. The impairment of the Barclays Bank Ireland PLC has been recognised in the income statement of Barclays Bank PLC.
At the end of each reporting period an impairment review is undertaken in respect of investments in the ordinary shares of subsidiaries. Impairment is indicated where the investment exceeds the recoverable amount. The recoverable amount is calculated as a value in use (VIU) which is derived from the present value of future cash flows expected to be received from the investment. The VIU calculations use forecast attributable profit based on financial budgets approved by management, covering a five-year period as an approximation of future cash flows discounted using a discount rate appropriate to the subsidiary being tested. A terminal growth rate is then applied to the cash flows thereafter, which is based upon expectations of future inflation rates.
The 2022 review identified impairment of the investment in Barclays Bank Ireland PLC of £2,489m, reducing its carrying value to £2,548m. The VIU calculation uses five-year profit after tax forecasts based on the formally agreed medium term plans approved by the Board. A post tax discount rate of 12.8% (pre-tax 16.6%) has been applied to the cash flow forecast. A terminal growth rate of 2% has been used to calculate a terminal value for the investment. The terminal growth rate used has been based on inflation rates. A 1% increase in the discount rate would increase the impairment amount in Barclays Bank PLC by £266m. A reduction in the terminal growth rate of 1% would increase the impairment amount by £194m . A reduction in the forecasted cash flows by 10% per annum would increase impairment by £311m.
Principal subsidiaries of the Barclays Bank Group are set out below. This includes those subsidiaries that are most significant in the context of the Barclays Bank Group’s business, results or financial position.

Company Name	Principal place of business or incorporation	Nature of business	Percentage of voting rights held	Non-controlling interests - proportion of ownership interests	Non-controlling interests - proportion of voting interests
			%	%	%
Barclays Bank Delaware	United States	Credit card issuer	100	—	—
Barclays Bank Ireland PLC	Ireland	Banking	100	—	—
Barclays Capital Inc.	United States	Securities dealing	100	—	—
Barclays Capital Securities Limited	United Kingdom	Securities dealing	100	—	—
Barclays Securities Japan Limited	Japan	Securities dealing	100	—	—
Barclays US LLC	United States	Holding company	100	—	—
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	195

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
Regulatory requirements
The Barclays Bank Group’s principal subsidiary companies have assets and liabilities before intercompany eliminations of £491bn (2021: £439bn) and £466bn (2021: £414bn) respectively. Certain classes of these assets and liabilities are subject to prudential regulation and regulatory capital requirements in the countries in which the subsidiaries are regulated. These prudential and regulatory capital requirements require entities to maintain minimum capital levels which cannot be returned to the parent company, Barclays Bank PLC, on a going concern basis.
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
Liquidity requirements
Regulated subsidiaries of the Barclays Bank Group are required to meet PRA or local regulatory requirements pertaining to liquidity. Some of the regulated subsidiaries include Barclays Capital Securities Limited (which is regulated for liquidity matters on a combined basis with Barclays Bank PLC under a Domestic Liquidity Sub-Group (DoLSub) arrangement), Barclays Bank Ireland PLC, Barclays Capital Inc. and Barclays Bank Delaware Inc. See page 89 for further details of liquidity requirements, including those of the Barclays Bank Group’s significant subsidiaries.
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
Other restrictions
The Barclays Bank Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £3,038m (2021: £4,260m).
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
▪Commercial paper (CP) conduits: These entities issue CP and use the proceeds to lend to clients as part of the Barclays Bank Group's multi-seller conduit programme. The Barclays Bank Group has provided £20.8bn (2021: £17.2bn) in contractual liquidity facilities to the CP conduits that the Barclays Bank Group consolidates. These amounts represent the maximum the conduits can lend externally. The amounts of CP conduit lending (drawn and undrawn) to unconsolidated structured entities can be seen in Other interests in unconsolidated structured entities under multi-seller conduit programme in the Summary of interests in unconsolidated structured entities table.
▪Tender Option Bond (TOB) trusts: During 2022, the Barclays Bank Group provided undrawn liquidity facilities of £3.8bn (2021: £3.3bn) to consolidated TOB trusts. These trusts invest in fixed income instruments issued by state, local or other municipalities in the United States, funded by long-term senior floating-rate notes and junior residual securities.

Barclays Bank PLC 2022 Annual Report on Form 20-F	196

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
Barclays Bank Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions, to provide risk management services and for specific investment opportunities. This is predominantly within the Corporate and Investment Bank. Structured entities may take the form of funds, trusts, securitisation vehicles, and private investment companies. The largest transactions include loans and derivatives with hedge fund structures and special purpose entities, multi-seller conduit lending, holding notes issued by securitisation vehicles and facilitating customer requirements through funds.
The nature and extent of the Barclays Bank Group’s interests in structured entities is summarised below:

Summary of interests in unconsolidated structured entities
	Secured financing	Short-term traded interests	Traded derivatives	Other interests	Total
	£m	£m	£m	£m	£m
As at 31 December 2022
Assets
Trading portfolio assets	—	8,632	—	—	8,632
Financial assets at fair value through the income statement	75,166	—	—	2,406	77,572
Derivative financial instruments	—	—	4,555	—	4,555
Financial assets at fair value through other comprehensive income	—	—	—	423	423
Loans and advances at amortised cost	—	—	—	36,842	36,842
Reverse repurchase agreements and other similar secured lending	117	—	—	—	117
Other assets	—	—	—	65	65
Total assets	75,283	8,632	4,555	39,736	128,206
Liabilities
Derivative financial instruments	—	—	8,460	—	8,460

As at 31 December 2021
Assets
Trading portfolio assets	—	7,170	—	—	7,170
Financial assets at fair value through the income statement	61,816	—	—	3,417	65,233
Derivative financial instruments	—	—	5,160	—	5,160
Financial assets at fair value through other comprehensive income	—	—	—	91	91
Loans and advances at amortised cost	—	—	—	22,741	22,741
Reverse repurchase agreements and other similar secured lending	104	—	—	—	104
Other assets	—	—	—	12	12
Total assets	61,920	7,170	5,160	26,261	100,511
Liabilities
Derivative financial instruments	—	—	9,543	—	9,543
Secured financing arrangements, short-term traded interests and traded derivatives are typically managed under market risk management policies described in the Market risk management section which includes an indication of the change of risk measures compared to last year. For this reason, the total assets of these entities are not considered meaningful for the purposes of understanding the related risks and so have not been presented. Other interests include conduits and lending where the interest is driven by normal customer demand. As at 31 December 2022, there were 6,095 (2021: 5,696) structured entities that the Barclays Bank Group entered into transactions with.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	197

Notes to the financial statements
Scope of consolidation
Traded derivatives
The Barclays Bank Group enters into a variety of derivative contracts with structured entities which reference market risk variables such as interest rates, equities, foreign exchange rates and credit indices among other things. The main derivative types which are considered interests in structured entities include equity options, index-based and entity specific credit default swaps, and total return swaps. Interest rate swaps and foreign exchange derivatives that are not complex and which expose the Barclays Bank Group to insignificant credit risk by being senior in the payment waterfall of a securitisation and derivatives that are determined to introduce risk or variability to a structured entity are not considered to be an interest in an entity and have been excluded from the disclosures.
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
Derivative transactions require the counterparty to provide cash or other collateral under margining agreements to mitigate counterparty credit risk. The Barclays Bank Group is mainly exposed to settlement risk on these derivatives which is mitigated through daily margining. Total notional contract amounts were £244,780m (2021: £217,055m).
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

Nature of interest

	Multi-seller conduit programme	Lending	Other	Total	Of which: Barclays Bank Group owned, not consolidated entities[a]
	£m	£m	£m	£m	£m
As at 31 December 2022
Financial assets at fair value through the income statement	—	9	2,397	2,406	2,284
Financial assets at fair value through other comprehensive income	—	220	203	423	—
Loans and advances at amortised cost	8,681	21,847	6,314	36,842	—
Other assets	32	33	—	65	—
Total on-balance sheet exposures	8,713	22,109	8,914	39,736	2,284
Total off-balance sheet notional amounts	10,552	10,902	—	21,454	—
Maximum exposure to loss	19,265	33,011	8,914	61,190	2,284
Total assets of the entity	66,504	154,501	63,798	284,803	8,690

As at 31 December 2021
Financial assets at fair value through the income statement	—	2	3,415	3,417	3,335
Financial assets at fair value through other comprehensive income	—	53	38	91	—
Loans and advances at amortised cost	5,184	14,294	3,263	22,741	—
Other assets	8	4	—	12	—
Total on-balance sheet exposures	5,192	14,353	6,716	26,261	3,335
Total off-balance sheet notional amounts	11,015	9,394	—	20,409	—
Maximum exposure to loss	16,207	23,747	6,716	46,670	3,335
Total assets of the entity	65,441	160,611	28,582	254,634	11,513
Note
a.Comprises of Barclays Bank Group owned, not consolidated structured entities per IFRS 10 Consolidated Financial Statements, and Barclays Bank Group sponsored entities. Refer to Note 32 Principal subsidiaries for more details on consolidation.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	198

Notes to the financial statements
Scope of consolidation
Lending
The portfolio includes lending provided by the Barclays Bank Group to unconsolidated structured entities in the normal course of its lending business to earn income in the form of interest and lending fees and includes loans to structured entities that are generally collateralised by property, equipment or other assets. All loans are subject to the Barclays Bank Group’s credit sanctioning process. Collateral arrangements are specific to the circumstances of each loan with additional guarantees and collateral sought from the sponsor of the structured entity for certain arrangements. During the year the Barclays Bank Group recorded impairment of £28m (2021: £25m) against such facilities.
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
Assets transferred to sponsored unconsolidated structured entities
The Barclays Bank Group is considered to sponsor another entity if, it had a key role in establishing that entity, it transferred assets to the entity, the Barclays name appears in the name of the entity or it provides guarantees on the entity’s performance. As at 31 December 2022, assets transferred to sponsored unconsolidated structured entities were £1,665m (2021: £1,662m).
34Investments in associates and joint ventures
Accounting for associates and joint ventures
The Barclays Bank Group applies IAS 28 Investments in Associates and IFRS 11 Joint Arrangements. Associates are entities in which the Barclays Bank Group has significant influence, but not control, over the operating and financial policies. Generally the Barclays Bank Group holds more than 20% but less than 50% of their voting shares. Joint ventures are arrangements where the Barclays Bank Group has joint control and rights to the net assets of the entity.
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
There are no individually significant investments in joint ventures or associates held by Barclays Bank Group.

	2022			2021
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m
Equity accounted (Group)	26	—	26	24	—	24
Summarised financial information for the Barclays Bank Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the Barclays Bank Group’s share of the comprehensive income of the investees for the year ended 31 December 2022, with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	Associates		Joint ventures
	2022	2021	2022	2021
	£m	£m	£m	£m
Profit from continuing operations	3	—	—	—
Other comprehensive income	—	1	—	—
Total comprehensive income from continuing operations	3	1	—	—

Barclays Bank PLC 2022 Annual Report on Form 20-F	199

Notes to the financial statements
Scope of consolidation
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
The Barclays Bank Group is party to securitisation transactions involving its credit card and mortgage loan balances.
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
The following table shows the carrying amount of securitised assets that have not resulted in full derecognition, together with the associated liabilities, for each category of asset on the balance sheet:

	2022				2021
	Assets		Liabilities		Assets		Liabilities
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	£m	£m	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Loans and advances at amortised cost
Credit cards, unsecured loans and other retail lending	4,846	5,283	(1,433)	(1,356)	1,262	1,382	(1,225)	(1,219)
Financial assets at FVTPL
Mortgage Loans	330	330	—	—	41	41	—	—
Total	5,176	5,613	(1,433)	(1,356)	1,303	1,423	(1,225)	(1,219)
Balances included within loans and advances at amortised cost represent securitisations where substantially all the risks and rewards of the assets have been retained by Barclays Bank Group and balances included within Financial assets at FVTPL represent securitisations where the risks and rewards are neither substantially transferred nor retained.
The relationship between the transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes, although the contractual terms of their notes may be different to the maturity and interest of the transferred assets.
If the Barclays Bank Group transfers a financial asset but does not transfer or retain substantially all the risk and rewards of the asset and retains control over it, the transferred assets are recognised to the extent of Barclays Bank Group's’ continuing involvement. In 2022, financial assets of £828m (2021: £249m) were transferred in this manner and the carrying value of the assets representing continued involvement is included in the table above.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	200

Notes to the financial statements
Scope of consolidation
The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement[a]			Gain from continuing involvement
	Carrying amount	Fair value	Maximum exposure to loss	For the year ended	Cumulative to 31 December
Type of transfer	£m	£m	£m	£m	£m
2022
Asset backed securities	8	8	8	1	3
Residential mortgage backed securities	432	426	432	18	22
Commercial mortgage backed securities	412	357	412	5	16
Total	852	791	852	24	41

2021
Asset backed securities	25	25	25	1	2
Residential mortgage backed securities	78	78	78	3	4
Commercial mortgage backed securities	311	307	311	5	11
Total	414	410	414	9	17
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
The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	Barclays Bank Group
	2022	2021
	£m	£m
Cash collateral and settlement balances	75,790	63,080
Loans and advances at amortised cost	36,752	29,962
Trading portfolio assets	63,914	71,201
Financial assets at fair value through the income statement	7,747	5,595
Financial assets at fair value through other comprehensive income	16,164	14,699
Assets pledged	200,367	184,537

Barclays Bank PLC 2022 Annual Report on Form 20-F	201

Notes to the financial statements
Scope of consolidation
The following table summarises the transferred financial assets and the associated liabilities. The transferred assets represents the gross carrying value of the assets pledged and the associated liabilities represents the IFRS balance sheet value of the related liability recorded on the balance sheet.

	Barclays Bank Group
	Transferred assets	Associated liabilities
	£m	£m
At 31 December 2022
Derivatives	77,941	(77,941)
Repurchase agreements	54,509	(31,220)
Securities lending arrangements	62,741	—
Other	5,176	(4,788)
	200,367	(113,949)

At 31 December 2021
Derivatives	64,826	(64,826)
Repurchase agreements	48,504	(28,494)
Securities lending arrangements	66,703	—
Other	4,504	(4,174)
	184,537	(97,494)
For repurchase agreements the difference between transferred assets and associated liabilities is predominantly due to IFRS netting. Included within Other are agreements where a counterparty's recourse is limited to the transferred assets. The relationship between the gross transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes.

	Carrying value		Fair value
	Transferred assets	Associated liabilities	Transferred assets	Associated liabilities	Net position
	£m	£m	£m	£m	£m
Barclays Bank Group
2022
Recourse to transferred assets only	5,176	(1,433)	5,613	(1,356)	4,257
2021
Recourse to transferred assets only	1,303	(1,225)	1,423	(1,219)	204
The Barclays Bank Group has an additional £2.7bn (2021: £3.5bn) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and are available to support future issuances.

Collateral held as security for assets
Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Barclays Bank Group is allowed to resell or re-pledge the collateral held. The fair value at the balance sheet date of collateral accepted and re-pledged to others was as follows:

	Barclays Bank Group
	2022	2021
	£m	£m
Fair value of securities accepted as collateral	989,211	934,363
Of which fair value of securities re-pledged/transferred to others	892,760	819,169
Additional disclosure has been included in Credit risk on pages 57 to 58.

Barclays Bank PLC 2022 Annual Report on Form 20-F	202

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
Parent company
The parent company, which is also the ultimate parent company, is Barclays PLC, which holds 100% of the issued ordinary shares of Barclays Bank PLC. The largest group in which the results of the Company are consolidated is headed by Barclays PLC, 1 Churchill Place London E14 5HP. The consolidated financial statements of the group are available to the public and may be obtained from Barclays Corporate Secretariat, 1 Churchill Place London E14 5HP.
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
Amounts included in the Barclays Bank Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Parent	Fellow subsidiaries	Associates	Pension funds
	£m	£m	£m	£m
For the year ended and as at 31 December 2022
Total income	(751)	199	(2)	3
Operating expenses	(69)	(3,459)	—	(1)
Total assets	1,575	9,056	—	3
Total liabilities	40,827	6,668	407	166
For the year ended and as at 31 December 2021
Total income	(611)	20	—	3
Operating expenses	(64)	(3,195)	—	(1)
Total assets	6,491	909	—	3
Total liabilities	32,141	3,962	177	81
Total liabilities include derivatives transacted on behalf of the pensions funds of £110m (2021: £18m).

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
The Barclays Bank Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2022	2021
	£m	£m
As at 1 January	—	—
Loans issued during the year[a]	0.1	—
Loan repayments during the year[b]	0.1	—
As at 31 December	—	—
Notes
aIncludes loans issued to existing Key Management Personnel and new or existing loans issued to newly appointed Key Management Personnel.
bIncludes loan repayments by existing Key Management Personnel and loans to former Key Management Personnel.

Barclays Bank PLC 2022 Annual Report on Form 20-F	203

Notes to the financial statements
Other disclosure matters
No allowances for impairment were recognised in respect of loans to Key Management Personnel (or any connected person).

Deposits outstanding
	2022	2021
	£m	£m
As at 1 January	2.1	3.4
Deposits received during the year[a]	9.4	9.0
Deposits repaid during the year[b]	(9.5)	(10.3)
As at 31 December	2.0	2.1
Notes
aIncludes deposits received from existing Key Management Personnel and new or existing deposits received from newly appointed Key Management Personnel.
bIncludes deposits repaid by existing Key Management Personnel and deposits of former Key Management Personnel.
Total commitments outstanding
Total commitments outstanding refer to the total of any undrawn amounts on credit card and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2022 were £0.1m (2021: £0.1m).
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
Remuneration of Key Management Personnel
Total remuneration awarded to Key Management Personnel below represents salaries, short term benefits and pensions contributions received during the year and awards made as part of the latest remuneration decisions in relation to the year. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of costs for deferred awards. Figures are provided for the period that individuals met the definition of Key Management Personnel.

	2022	2021
	£m	£m
Salaries and other short-term benefits	44.2	35.2
Pension costs	0.2	0.2
Other long-term benefits	12.1	8.5
Share-based payments	16.5	13.2
Employer social security charges on emoluments	7.5	6.0
Costs recognised for accounting purposes	80.5	63.1
Employer social security charges on emoluments	(7.5)	(6.0)
Other long-term benefits – difference between awards granted and costs recognised	0.1	3.3
Share-based payments – difference between awards granted and costs recognised	4.2	6.1
Total remuneration awarded	77.3	66.5
Disclosure required by the Companies Act 2006
The following information regarding the Barclays Bank PLC Board of Directors is presented in accordance with the Companies Act 2006:

	2022	2021
	£m	£m
Aggregate emoluments[a]	7.1	6.3
Amounts paid under LTIPs[b]	0.4	1.2
	7.5	7.5
Notes
aThe aggregate emoluments include amounts paid for the 2022 year. In addition, deferred share awards for 2022 with a total value at grant of £2.3m (2021: £1.4m) will be made to Directors which will only vest subject to meeting certain conditions.
bThe figure above for "Amounts paid under LTIPs" for 2022 relates to LTIP awards that were released to Directors in 2022. Dividend shares released on the awards are excluded (where applicable).
There were no pension contributions paid to defined contribution schemes on behalf of Directors (2021: £nil). There were no notional pension contributions to defined contribution schemes.
As at 31 December 2022, there were no Directors accruing benefits under a defined benefit scheme (2021: nil).
The aggregate amount of compensation payable to departing officers in respect of loss of office was £2,253,304 (2021: £426,139).

Barclays Bank PLC 2022 Annual Report on Form 20-F	204

Notes to the financial statements
Other disclosure matters
Of the figures in the table above, the amounts attributable to the highest paid Director in respect of qualifying services are as follows:

	2022	2021
	£m	£m
Aggregate emoluments[a]	3.6	2.1
Amounts paid under LTIPs	—	0.7
	3.6	2.8
Note
aThe aggregate emoluments include amounts paid for the 2022 year. In addition, a deferred share award for 2022 with a value at grant of £1.5m (2021: £nil) will be made to the highest paid Director which will only vest subject to meeting certain conditions.
There were no actual pension contributions paid to defined contribution schemes on behalf of the highest paid Director (2021: £nil). There were no notional pension contributions to defined contribution schemes (2021: £nil).
Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2022 to persons who served as Directors during the year was £nil (2021: £nil). The total value of guarantees entered into on behalf of Directors during 2022 was £nil (2021: £nil).

Barclays Bank PLC 2022 Annual Report on Form 20-F	205

Notes to the financial statements
Other disclosure matters
38Disposals of businesses
During the year, Barclays Bank PLC sold its direct ownership of subsidiaries Capton Investments Limited and Hawkins to Roder Investment No 1 Limited and Roder investment No 2 Limited recording gains of £43m and £75m respectively.
39Auditor’s remuneration
Auditor’s remuneration is included within consultancy, legal and professional fees in administration and general expenses and comprises:

	2022	2021	2020
	£m	£m	£m
Audit of the Barclays Bank Group's annual accounts	20	19	17
Other services:
Audit of the Barclays Bank PLC subsidiaries[a]	18	14	13
Other audit related fees[b]	8	7	7
Other services	1	1	1
Total Auditor's remuneration	47	41	38
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
Under SEC regulations, the remuneration of our auditors is required to be presented as follows: audit fees £41m (2021: £33m, 2020: £31m), audit-related fees £5m (2021: £5m, 2020: £3m), tax fees £nil (2021: £nil, 2020: £nil), and all other fees £1m (2021: £nil, 2020: £1m).
40Interest rate benchmark reform
Following the financial crisis, the reform and replacement of benchmark interest rates such as LIBOR has been a priority for global regulators. As a result, the UK’s Financial Conduct Authority (FCA) and other global regulators instructed market participants to prepare for the cessation of most LIBOR rates after the end of 2021, and to adopt “Risk-Free Rates” (RFRs).
Pursuant to FCA announcements during 2021, panel bank submissions for all GBP, JPY, EUR and CHF LIBOR tenors ceased after 31 December 2021. For USD, certain actively used tenors will continue to be provided until end June 2023 in their current form, however in line with the US banking regulators’ joint statement, Barclays ceased issuing or entering into new contracts that use USD LIBOR as a reference rate from 31 December 2021, other than in relation to those allowable use cases set out under the FCA's prohibition notice (ref 21A). These include, amongst others, market making in support of client activity; or transactions that reduce or hedge Barclays' or any client of Barclays' USD LIBOR exposure on contracts entered into before 1 January 2022.
The Barclays Bank Group’s exposure to rates subject to benchmark interest rate reform has been predominantly to GBP, USD, JPY and CHF LIBOR and Euro Overnight Index Average (EONIA) in addition to the GBP LIBOR ICE Swap Rate, JPY LIBOR Tokyo Swap Rate and USD LIBOR ICE Swap Rate, with the vast majority concentrated in derivatives within the Global Markets business. Some additional exposure exists on floating rate loans and advances, repurchase and securities lending agreements and debt securities held and issued within the Corporate and Investment Bank. Following transition activity in late 2021 and early 2022, almost all GBP LIBOR, GBP LIBOR ICE Swap Rate, JPY LIBOR and JPY LIBOR Tokyo Swap Rate and CHF LIBOR and EONIA positions (“2021 scope”) have transitioned onto RFRs and while there are a number of benchmarks yet to cease, the Barclays Bank Group's risk exposure is now mainly to USD LIBOR and the USD LIBOR ICE Swap Rate.
There are key differences between IBORs and RFRs. IBORs are ‘term rates’, which means that they are published for a borrowing period (for example three months) and they are ‘forward-looking’, because they are published at the beginning of a borrowing period, based upon an estimated inter-bank borrowing cost for the period. RFRs are based upon overnight rates from actual transactions and are therefore published after the end of the overnight borrowing period. Furthermore, IBORs include term and credit risk premiums. Therefore, to transition existing contracts and agreements to RFRs, adjustments for term and credit differences may need to be applied to RFR-linked rates. The methodologies for these adjustments have been determined through in-depth consultations by industry working groups, on behalf of the respective global regulators and related market participants.
How the Barclays Group is managing the transition to alternative benchmark rates
Barclays has established a Group-wide LIBOR Transition Programme. The Transition Programme spans all business lines and has cross-functional governance which includes Legal, Compliance, Conduct Risk, Risk and Finance. The Transition Programme aims to drive strategic execution and identify, manage and resolve key risks and issues as they arise. Barclays continues to provide quarterly updates on progress and exposures to the PRA/FCA and other regulators as required.
The Transition Programme follows a risk-based approach, using recognised ‘change delivery’ control standards. Accountable Executives are in place within key working groups and workstreams, with overall Board oversight delegated to the Board Risk Committee.
Approaches to USD LIBOR and USD LIBOR ICE Swap Rate exposure transition vary by product and nature of counterparty. The Group has engaged with counterparties to transition or include robust fallback provisions where not already agreed in contracts with maturities after June 2023, when USD LIBOR and the USD LIBOR ICE Swap Rate will either cease to be published or cease to be published, in their current form. Any fallback provision will provide the relevant replacement rate, in the case of the ISDA 2020 IBOR Fallbacks Protocol this is the RFR plus a credit adjustment spread. For bilateral derivative exposure, adherence to the relevant ISDA Fallback Protocols have provided Barclays with an efficient mechanism to amend outstanding trades to incorporate fallbacks. Beyond the ISDA 2020 IBOR Fallbacks Protocol and the ISDA 2021 Fallbacks Protocol, another option has been to bilaterally amend terms with counterparties. Derivative contracts facing central clearing counterparties (CCP) will follow a market-wide, standardised approach to reform through a series of CCP-led conversions, similar to those used for GBP, JPY and CHF LIBOR and EONIA.

Barclays Bank PLC 2022 Annual Report on Form 20-F	206

Notes to the financial statements
Other disclosure matters
GBP and JPY LIBOR ceased to be published in their original form from the end of 2021 and synthetic versions of GBP and JPY LIBOR have been made available for a limited period of time. This is to help mitigate the risk of widespread disruption to legacy LIBOR contracts which had not transitioned by end 2021, when the GBP and JPY panel bank submissions ended. The FCA has reiterated that any synthetic LIBOR tenors are only a bridge to give time to transition to appropriate alternative RFRs and not a permanent solution. Barclays continues to monitor, assess and limit the reliance on synthetic LIBOR.
On 29 September 2022 the FCA announced that the 1- and 6- month synthetic GBP LIBOR tenors would cease immediately after 31 March 2023 and confirmed that the synthetic JPY LIBOR tenors would cease permanently at the end of 2022.
On 23 November 2022 the FCA announced that the 3-month synthetic GBP LIBOR tenor will cease at the end of March 2024 and that the overnight and 12-month USD LIBOR tenors will cease at the end of June 2023. The FCA also proposed that the 1-, 3- and 6-month USD LIBOR tenors should be published under a synthetic methodology for a temporary period until the end of September 2024. A final decision from the FCA is expected by early in the second quarter of 2023.
US Federal legislation (the Adjustable Interest Rate (LIBOR) Act) has been enacted which provides a solution for contracts governed under US law which reference USD LIBOR but do not have adequate fallbacks. The effect of this legislation on in scope agreements will be to deem all references to USD LIBOR to the replacement Secured Overnight Financing Rate (SOFR) with the additional benefit of statutory contract continuity and safe harbour protection. This contrasts with the legislation implemented in the UK which provides for statutory contract continuity with safe harbour protection only for the administrator and could expose market participants to additional litigation risk.
Progress made during 2022
During 2022, the Barclays Bank Group delivered technology and business process changes required to ensure operational readiness in preparation for transitions to RFRs for those benchmark rates ceasing at the end of June 2023; these included new RFR product capabilities and alternatives to LIBOR across loans, bonds, repurchase and securities lending transactions and derivatives. Barclays continued to monitor and address its unremediated exposure to 2021 scope; noting that this exposure, excluding secondary traded loans and bonds, was reduced to £2.0bn gross notional as at 31 December 2022, which accounts for less than 0.2% of baseline exposure for 2021 scope. Of this, £1.2bn relates to undrawn lending facilities with £1.1bn of this made up of syndicated loans where transition is led by a third-party agent. The remaining £0.8bn is predominantly made up of bilateral derivatives without appropriate fallbacks. Work is ongoing with clients and agents, as appropriate, to address the outstanding unremediated exposures. Barclays is now focused on transition of legacy positions related to USD LIBOR and the USD LIBOR ICE Swap Rate (and other in-scope IBORs) and remains on track to meet the associated industry deadlines. In the first half of 2022, Barclays successfully transitioned all uncommitted USD LIBOR lending exposures.

Risks to which the Barclays Bank Group is exposed as a result of the transition
Global regulators and central banks in the UK, US, EU and APAC have been driving international efforts to reform key benchmark interest rates and indices, such as LIBOR, which are used to determine the amounts payable under a wide range of transactions and make them more reliable and robust. These benchmark reforms have resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of RFRs, the discontinuation of certain reference rates (including LIBOR), and the introduction of implementing legislation and regulations.
Notwithstanding these developments, given the unpredictable consequences of benchmark reform, any of these developments could have an adverse impact on market participants, including the Barclays Bank Group, in respect of any financial instruments linked to, or referencing, any of these benchmark interest rates.
Uncertainty associated with such potential changes include :
•the availability and/or suitability of alternative RFRs
•the participation of customers and third-party market participants in the transition process
•challenges with respect to required documentation changes
•impact of legislation to deal with ‘certain legacy’ contracts that cannot convert into RFRs or add RFR fallbacks language before cessation of the benchmark they reference
This uncertainty may adversely affect a broad range of transactions (securities, loans, derivatives, repurchase and securities lending transactions which use LIBOR or any other affected benchmark to determine the amount of interest payable (that are included in the Barclays Group’s financial assets and liabilities)) that use these reference rates and indices, and present a number of risks for the Barclays Group, including, but not limited to:
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	207

Notes to the financial statements
Other disclosure matters
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
Any of these factors may have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition, prospects and reputation. While a number of the above risks in relation to transition of legacy 2021 scope onto RFRs have been substantially mitigated, they remain relevant in relation to USD and related LIBOR transitions.
The Barclays Bank Group does not expect material changes to its risk management approach and strategy as a result of interest rate benchmark reform.
The following tables summarise USD LIBOR and USD LIBOR ICE Swap Rate non-derivatives exposures due to mature post 30 June 2023, when USD LIBOR and the USD LIBOR ICE Swap Rate will either cease to be published or cease to be published, in its current form:

USD LIBOR	2022	2021
	£m	£m
Non-derivative financial assets
Loans and advances at amortised cost	8,659	15,801
Reverse repurchase agreements and other similar secured lending	—	186
Financial assets at fair value through the income statement	4,282	8,538
Financial assets at fair value through other comprehensive income	—	—
Non-derivative financial assets	12,941	24,525
Non-derivative financial liabilities
Debt securities in issue	(2,493)	—
Subordinated liabilities	(344)	(3,774)
Financial liabilities designated at fair value	(1,740)	(212)
Non-derivative financial liabilities	(4,577)	(3,986)
Equity
Other equity instruments	(295)	(3,062)
Standby facilities, credit lines and other commitments[a]	68,118	42,767
Note
a.For year ended 2021, multi currency loan facilities are reported in the currency which needs to be remediated first, which were mainly non-USD. As non-USD rates transitioned, this has resulted in a corresponding increase in USD LIBOR exposure for year ended 2022 as USD LIBOR exposure is yet to transition.
Balances reported at amortised cost are disclosed at their gross carrying value and do not include any provisions for expected credit losses that may be held against them.
The following tables summarise USD LIBOR and USD LIBOR ICE Swap Rate derivative exposures due to mature post 30 June 2023:

USD LIBOR	2022	2021
	£m	£m
Derivative notional contract amount
OTC interest rate derivatives	2,594,268	2,283,077
OTC interest rate derivatives - cleared by central counterparty	2,119,420	2,211,729
Exchange traded interest rate derivatives	337,535	466,339
OTC foreign exchange derivatives	84	461,680
OTC equity and stock index derivatives	1,261	9,949
Derivative notional contract amount	5,052,568	5,432,774
Derivatives are reported by using the notional contract amount.
As at 31 December 2022 the Barclays Bank Group also had £9bn (2021: £9bn) of Barclays issued debt retained by the Barclays Bank Group, impacted by the interest rate benchmark reform, in USD LIBOR.
Fallback clauses
The USD LIBOR and USD LIBOR ICE Swap Rate derivative exposures as at 31 December 2022 have been broken up into those with robust fallbacks and those without. Fallbacks here are defined as any mechanism involving a ‘switch’ or ‘hardwire’ or a contractual agreement to automatically transition to an agreed rate. The most commonly used market solutions to incorporate fallback provisions into certain legacy non-cleared derivative agreements are the ISDA Fallbacks Protocols, namely the ISDA 2020 IBOR Fallbacks Protocol and the ISDA 2021 Fallbacks Protocol published in October 2020. Market

Barclays Bank PLC 2022 Annual Report on Form 20-F	208

Notes to the financial statements
Other disclosure matters
participants who have adhered to the relevant ISDA Fallbacks Protocol agree, between adhering parties, that their legacy non-cleared contracts will be amended to include the relevant fallback provisions.
The following table presents a breakdown of USD LIBOR and USD LIBOR ICE Swap Rate non-derivative exposures with robust fallbacks in place and those without as at 31 December 2022:

USD LIBOR	With robust fallback clause	Without robust fallback clause
As at 31 December 2022	£m	£m
Non-derivative financial assets
Loans and advances at amortised cost	7,770	889
Financial assets at fair value through the income statement	4,282	—
Non-derivative financial assets	12,052	889
Non-derivative financial liabilities
Debt securities in issue	(2,493)	—
Subordinated liabilities	—	(344)
Financial liabilities designated at fair value	(1,740)	—
Non-derivative financial liabilities	(4,233)	(344)
Equity
Other equity instruments	—	(295)
Standby facilities, credit lines and other commitments	64,632	3,486
The following table presents a breakdown of USD LIBOR and USD LIBOR ICE Swap Rate derivative exposures with robust fallbacks in place and those without as at 31 December 2022:

USD LIBOR	With appropriate fallback clause	Without appropriate fallback clause
As at 31 December 2022	£m	£m
Derivative notional contract amount
OTC interest rate derivatives	2,538,218	56,050
OTC interest rate derivatives - cleared by central counterparty	2,119,420	—
Exchange traded interest rate derivatives	337,535	—
OTC foreign exchange derivatives	84	—
OTC equity and stock index derivatives	770	491
Derivative notional contract amount	4,996,027	56,541
The majority of USD LIBOR and USD LIBOR ICE Swap Rate exposures are already covered by fallbacks as a result of the 2020 ISDA IBOR Fallbacks Protocol and the June 2022 Benchmark Module of the ISDA 2021 Fallbacks Protocol which relevant Barclays entities have adhered to.

Barclays Bank PLC 2022 Annual Report on Form 20-F	209

Notes to the financial statements
Other disclosure matters
41 Barclays Bank PLC (the Parent company)

Income Statement
Barclays Bank PLC
	2022	2021	2020
For the year ended 31 December	£m	£m	£m
Continuing operations
Interest and similar income	10,576	4,190	4,016
Interest and similar expense	(8,278)	(3,096)	(3,059)
Net interest income	2,298	1,094	957
Fee and commission income[a]	2,949	2,989	2,825
Fee and commission expense[a]	(850)	(656)	(936)
Net fee and commission income	2,099	2,333	1,889
Net trading income[a]	5,791	3,786	4,770
Net investment income	1,623	1,123	574
Other income	32	4	130
Total income	11,843	8,340	8,320
Staff costs	(1,699)	(1,598)	(1,623)
Infrastructure costs	(145)	(409)	(154)
Administration and general expenses	(3,336)	(3,051)	(3,127)
Litigation and conduct	(1,340)	(360)	(60)
Operating expenses	(6,520)	(5,418)	(4,964)
Impairment of investments in subsidiaries	(2,533)	(107)	(27)
Share of post-tax results of associates and joint ventures	—	—	2
Profit on disposal of subsidiaries, associates and joint ventures	119	94	401
Profit before impairment	2,909	2,909	3,732
Credit impairment releases/(charges)	(165)	414	(1,577)
Profit before tax	2,744	3,323	2,155
Taxation	40	113	(21)
Profit after tax	2,784	3,436	2,134

Attributable to:
Equity holders of the parent	1,802	2,641	1,305
Other equity instrument holders	982	795	829
Total equity holders of the parent	2,784	3,436	2,134
Profit after tax	2,784	3,436	2,134

Note
a.From 2022, Barclays Bank PLC has changed its presentation of transfer pricing arrangements to align with the policies being used across rest of the Barclays Group. The change impacts transfer pricing and sales credits earned or paid when affiliate entities act as recipients or payers of such transactions. Transfer pricing and sales credits will be shown within net trading income or fees and commission income depending on the nature of the transaction. Transfer pricing and sales credits previously recognised in fees and commission expense (2021:£2,072m; 2020: £2,241m) have been re-presented, resulting in a reduction in net trading income (2021:£789m; 2020: £1,296m) and fees and commission income (2021:£1,283; 2020: £945m). There is no impact on total income reported.

Dividends paid to the Parent company in 2022 totalled £1,862m (2021: £1,174m, 2020: £610m).

Barclays Bank PLC 2022 Annual Report on Form 20-F	210

Notes to the financial statements
Other disclosure matters

Parent statement of comprehensive income
	2022	2021	2020
For the year ended 31 December	£m	£m	£m
Profit after tax	2,784	3,436	2,134
Other comprehensive (loss)/income that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[a]	1,149	128	(519)
Fair value through other comprehensive income reserve movement relating to debt securities
Net (losses)/gains from changes in fair value	(6,383)	(1,382)	2,405
Net losses/(gains) transferred to net profit on disposal	68	(248)	(252)
Net losses/(gains) relating to (release of) impairment	8	(6)	1
Net gains/(losses) due to fair value hedging	4,626	1,103	(1,634)
Tax	449	170	(131)
Cash flow hedging reserve
Net (losses)/gains from changes in fair value	(6,733)	(2,230)	1,375
Net gains/(losses) transferred to net profit	470	(333)	(296)
Tax	1,707	748	(291)
Other	—	—	2
Other comprehensive (loss)/income that may be recycled to profit or loss	(4,639)	(2,050)	660

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	(791)	1,261	(85)
Own credit	1,973	(55)	(778)
Tax	(138)	(563)	190
Other comprehensive income/(loss) not recycled to profit or loss	1,044	643	(673)

Other comprehensive (loss) for the year	(3,595)	(1,407)	(13)

Total comprehensive (loss)/income for the year	(811)	2,029	2,121

Attributable to:
Equity holders of the parent	(811)	2,029	2,121
Total comprehensive (loss)/income for the year	(811)	2,029	2,121
Note
aIncludes £nil (2021: £nil, 2020:nil) on recycling of currency translation differences.

The Parent company financials on pages 123 to 126 form part of this note.

Barclays Bank PLC 2022 Annual Report on Form 20-F	211

Notes to the financial statements
Other disclosure matters
Commitments and contractual obligations
Barclays Bank PLC Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments
	Amount of commitment expiration per period

	Less than one year	Between one to three years	Between three to five years	After five years	Total amounts committed
Barclays Bank PLC	£m	£m	£m	£m	£m
As at 31 December 2022
Guarantees and letters of credit pledged as collateral security	52,219	—	—	—	52,219
Performance guarantees, acceptances and endorsements	9,983	1	—	—	9,984
Documentary credits and other short-term trade related transactions	1,686	—	—	—	1,686
Standby facilities, credit lines and other commitments	205,612	37	—	—	205,649

As at 31 December 2021
Guarantees and letters of credit pledged as collateral security	45,289	—	—	—	45,289
Performance guarantees, acceptances and endorsements	10,485	—	—	—	10,485
Documentary credits and other short-term trade related transactions	1,462	—	—	—	1,462
Standby facilities, credit lines and other commitments	193,641	—	—	—	193,641
Contractual obligations include debt securities.

Contractual obligations
	Payments due by period

	Less than one year	Between one to three years	Between three to five years	After five years	Total
Barclays Bank PLC	£m	£m	£m	£m	£m
As at 31 December 2022
Long-term debt[a]	37,907	10,517	10,596	31,103	90,123
Purchase obligations	5	—	—	—	5
Total	37,912	10,517	10,596	31,103	90,128

As at 31 December 2021
Long-term debt[a]	31,019	10,446	6,509	20,050	68,024
Purchase obligations	17	—	—	—	17
Total	31,036	10,446	6,509	20,050	68,041
Note
aLong-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.
Net cash flows from derivatives used to hedge long-term debt amount to £nil (2021: £1.1bn).
Further information on the contractual maturity of the Barclays Bank PLC’s assets and liabilities is given in the Liquidity risk section.

Barclays Bank PLC 2022 Annual Report on Form 20-F	212

Additional unaudited information
Additional information
Additional unaudited shareholder information
Articles of Association
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	213

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

Barclays Bank PLC 2022 Annual Report on Form 20-F	214

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
Taxation of UK holders
The following is a summary of certain UK tax issues which are likely to be material to the holding and disposal of Preference Shares of Barclays Bank PLC or ADSs representing such Preference Shares (the "Shares").
It is based on the current laws of England and Wales, UK tax law and the practice of His Majesty’s Revenue and Customs ("HMRC"), each of which may be subject to change, possibly with retrospective effect. It is a general guide for information purposes and should be treated with appropriate caution. It is not intended as tax advice and it does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser, holder or disposer of Shares. In particular, save where expressly stated to the contrary, this summary deals with shareholders who are resident and, in the case of individuals, domiciled in (and only in) the UK for UK tax purposes, who hold their Shares as investments (other than under an individual savings account) and who are the absolute beneficial owners of their Shares and any dividends paid on them.
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
The total dividends (including any dividends paid by Barclays Bank PLC) paid to a UK resident individual shareholder in a tax year (the "Total Dividend Income") will generally form part of that shareholder’s total income for UK income tax purposes, and will be subject to UK income tax at the rates discussed below.

Barclays Bank PLC 2022 Annual Report on Form 20-F	215

Additional unaudited information
For dividends paid on or after 6 April 2016, the rate of UK income tax applicable to the Total Dividend Income will depend on the amount of the Total Dividend Income and the UK income tax band(s) that the Total Dividend Income falls within when included as part of the shareholder’s total income for UK income tax purposes for that tax year.
For the tax year from 6 April 2022 to 5 April 2023 (inclusive), a nil rate of UK income tax applies to the first £2,000 of Total Dividend Income received by an individual shareholder in that tax year (the "Nil Rate Amount"). For the 2018-2019, 2019-2020, 2020-2021 and 2021-2022 tax years, the Nil Rate Amount was £2,000. For the 2016-2017 and 2017-2018 tax years, the Nil Rate Amount was £5,000.
Where the Total Dividend Income received by an individual shareholder in a tax year exceeds the relevant Nil Rate Amount for that tax year, the excess amount (the "Remaining Dividend Income") will, at the date hereof, be subject to UK income tax at the following current rates:
(a) at the rate of 8.75% on any portion of the Remaining Dividend Income that falls within the basic tax band;
(b) at the rate of 33.75% on any portion of the Remaining Dividend Income that falls within the higher tax band; and
(c) at the rate of 39.35% on any portion of the Remaining Dividend Income that falls within the additional tax band.
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
The calculations required to compute chargeable capital gains may be complex. Shareholders are advised to consult their personal financial adviser for further information regarding a possible tax liability in respect of their holdings of shares is required.
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
Taxation of US Holders
The following is a summary of certain US federal income tax considerations and certain UK tax considerations to the purchase, ownership, and disposition of Preference Shares of Barclays Bank PLC or ADSs representing such Preference Shares (the "Shares") that are likely to be relevant for US Holders (as defined below) who own the Shares as capital assets for tax purposes. This discussion is not a comprehensive analysis of all the potential US or UK tax consequences that may be relevant to US Holders and does not discuss particular tax consequences that may be applicable to US Holders who may be subject to special tax rules such as banks, brokers or dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, financial institutions, tax-exempt organisations, regulated investment companies, life insurance companies, entities or arrangements that are treated as partnerships for US federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of the stock of Barclays Bank PLC measured either by voting power or value, holders that hold Shares as part of a straddle or a hedging or conversion transaction, holders that purchase or sell Shares as part of a wash sale, holders whose functional currency is not the US Dollar, or holders who are resident, or who are carrying on a trade, in the UK. The summary also does not address state or local taxes or any aspect of US federal taxation other than US federal income taxation (such as the estate and gift tax, any alternative minimum tax or the Medicare tax on net

Barclays Bank PLC 2022 Annual Report on Form 20-F	216

Additional unaudited information
investment income). Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty (as defined below).
This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations, published rulings and court decisions, and on the Double Taxation Convention between the UK and the US as entered into force in March 2003 (the "Treaty"), and, in respect of UK tax, the Estate and Gift Tax Convention between the UK and the US as entered into force on 11 November 1979 (the "Estate and Gift Tax Convention"), the current UK tax law and the practice of HMRC, all of which are subject to change, possibly on a retroactive basis. This discussion is based in part upon the representations of the ADR Depositary and the assumption that each obligation of the Deposit Agreement and any related agreement will be performed in accordance with its terms.
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
Subject to certain exceptions for short-term positions, dividends paid by Barclays Bank PLC to an individual with respect to the Shares will generally be subject to taxation at a preferential rate if the dividends are “qualified dividend income.” Dividends paid on the Shares will be treated as qualified dividend income if (i) the Shares are readily tradable on an established securities market in the United States or Barclays Bank PLC is eligible for the benefits of a comprehensive tax treaty with the United States that the US Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information programme, and (ii) Barclays Bank PLC was not a PFIC (as defined below) in the year of the distribution or the immediately preceding taxable year. The US Treasury has determined that the Treaty meets the requirements for reduced rates of taxation, and Barclays Bank PLC believes that it is eligible for the benefits of the Treaty. Based on its audited financial statements and relevant market and shareholder date, Barclays Bank PLC believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2021 or 2022 taxable years. In addition, based on its audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Barclays Bank PLC does not anticipate becoming a PFIC for its current taxable year or in the foreseeable future.
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
If Barclays Bank PLC were to be treated as a PFIC with respect to a US Holder, unless such US Holder elected to be taxed annually on a mark-to-market basis with respect to its Shares, gain and certain "excess distributions" would be treated as having been realised ratably over a US Holder’s holding period for the Shares and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

Barclays Bank PLC 2022 Annual Report on Form 20-F	217

Additional unaudited information
UK stamp duty and stamp duty reserve tax
No obligation to pay UK stamp duty will arise on the transfer on sale of an ADS, provided that any instrument of transfer is not executed in, and remains at all times outside, the UK. No UK stamp duty reserve tax is payable in respect of an agreement to transfer an ADS. For the UK stamp duty and stamp duty reserve tax implications of dealings in Preference Shares, see the section 'Taxation of UK holders – (iii) Stamp duty and stamp duty reserve tax' above.
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
Foreign Financial Asset Reporting
Certain US Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-US financial institution, as well as securities issued by a non-US issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. US Holders who fail to report the required information could be subject to substantial penalties. US Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.
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
FATCA Risk Factor
In certain circumstances, payments on shares or ADSs may be subject to US withholding taxes on “passthru payments”, starting on the date that is two years after the date on which final regulations defining this concept are adopted in the United States. Under the “Foreign Account Tax Compliance Act” (or “FATCA”), as well as intergovernmental agreements between the United States and other countries and implementing laws in respect of the foregoing, certain US-source payments (including dividends and interest) and certain payments made by, and financial accounts held with, entities that are classified as financial institutions under FATCA are subject to a special information reporting and withholding tax regime. Regulations implementing withholding in respect of “passthru payments” under FATCA have not yet been adopted or proposed. The United States has entered into an intergovernmental agreement regarding the implementation of FATCA with the UK (the “UK IGA”). Under the UK IGA, as currently drafted, it is not expected that Barclays Bank PLC will be required to withhold tax under FATCA on payments made with respect to the shares or ADSs. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the shares or ADSs in the future. Holders should consult their own tax advisers regarding the potential impact of FATCA.
The Barclays Group has registered with the Internal Revenue Service ("IRS") for FATCA. The Global Intermediary Identification Number (GIIN) for Barclays Bank PLC in the United Kingdom is E1QAZN.00001.ME.826 and it is a Reporting Model 1 FFI. The GIINs for other parts of the Barclays Group or Barclays branches outside of the UK may be obtained from your usual Barclays contact on request. The IRS list of registered Foreign Financial Institutions is publicly available on the IRS website.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	218

Additional unaudited information
Section 13(r) to the US Securities Exchange Act of 1934 (Iran sanctions and related disclosure)
Section 13(r) of the U.S. Securities Exchange Act of 1934 as amended (the “Exchange Act”) requires each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The requirement includes disclosure of activities not prohibited by U.S. or other law even if conducted outside the U.S. by non-U.S. companies or affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act we note the following in relation to activity occurring in 2022, the period covered by this annual report, or in relation to activity we became aware of in 2022 relating to disclosable activity prior to the reporting period. Except as noted below, Barclays intends to continue the activities described. Barclays does not allocate profits at the level of these activities, which in any event would not be significant, and we therefore report only gross revenue where measurable. Barclays attributed revenue of approximately GBP 16,645 in relation to the activities disclosed below
Legacy Guarantees
Between 1992 and 2006, Barclays entered into several guarantees for the benefit of Iranian banks in connection with the supply of goods and services by Barclays customers to Iranian buyers (the “Iranian guarantees”). These were counter guarantees issued to Iranian banks to support guarantees issued by these banks to the Iranian buyers. The Iranian banks and a number of the Iranian buyers were either subsequently designated as Specially Designated Nationals and Blocked Persons (“SDN”) by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), or are owned by the Government of Iran. In addition, between 1993 and 2005, Barclays entered into similar guarantees for the benefit of a Syrian bank that was subsequently designated pursuant to the Weapons of Mass Destruction Proliferators Sanctions Regulations (“WMDPSR”) in August 2011 (the “WMDPSR guarantees”).
These guarantees were issued either on:
a.an “extend or pay” basis, which means that, although the guarantee is of limited duration on its face, until there is full performance under the contract to provide goods and services, the terms of the guarantee require Barclays to maintain the guarantee or pay the beneficiary bank the full amount of the guarantee; or
b.the basis that Barclays obligations can only be discharged with the consent of the beneficiary counterparty.
Barclays is not able to exit its obligations under the above guarantees unilaterally, and thus it maintains a limited legacy portfolio of these guarantees, which complied with applicable laws and regulations at the time they were entered into. Barclays intends to terminate the guarantees where an agreement can be reached with the counterparty, in accordance with applicable laws and regulations. Barclays attributed no revenue in 2022 in relation to the Iranian guarantees and revenue of approximately GBP 15,800 in 2022 in relation to the WMDPSR guarantees.
Lease Payments
Barclays is party to a long-term lease, entered in 1979, with the National Iranian Oil Company (“NIOC”), pursuant to which Barclays rents part of NIOC House in London for a Barclays branch. The lease is for 60 years, contains no early termination clause, and has 17 years remaining. Barclays makes quarterly lease payments in GBP to the bank account of a solicitor that represents an entity that is owned by the Government of Iran. The payments are made in accordance with applicable laws and regulations. Barclays attributed no revenue in 2022 in relation to this activity.
Local Clearing Systems
Banks based in the United Arab Emirates (“UAE”), including certain Iranian banks designated pursuant to the Global Terrorism Sanctions Regulations (“GTSR”) and/or Government of Iran-owned banks, participate in the various banking payment and settlement systems used in the UAE (the “UAE Clearing Systems”). Barclays, by virtue of its banking activities in the UAE, participates in the UAE Clearing Systems, in accordance with applicable laws and regulations. To mitigate the risk of engaging in transactions in which participant Iranian SDN and/or Government of Iran-owned banks may be involved, Barclays has implemented restrictions relating to its involvement in the UAE Clearing Systems. Barclays attributed no revenue in 2022 in relation to this activity.
Other Activity
Barclays maintains a customer relationship with a UK-incorporated energy company. In 2022, Barclays processed eight GBP payments, on behalf of our customer, where the beneficiary of the payment was another UK-Incorporated entity whose principal activity is to continue the participation, on behalf of a company ultimately owned by the Government of Iran, in a European gas field. The payments were for the purchase of wholesale gas and were processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 20 in 2022 in relation to this activity.
Barclays maintains a customer relationship with a UK-incorporated charity that works in the areas of blood cancer and stem cell transplantation. In 2022, Barclays processed one EUR payment, on behalf of our customer, where the ultimate beneficiary of the payment was a medical organization affiliated with the Government of Iran. The payment was for the procurement of a blood sample from an individual in Iran who is a potential donor. The payment was processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 10 in 2022 in relation to this activity.
Barclays maintains a customer relationship with a UK-incorporated law firm. In 2022, Barclays processed one payment, on behalf of our customer, where the remitter of the payment was a law firm in Germany. The German law firm was representing an Iranian SDN airline, ultimately owned by the Government of Iran, in arbitration proceedings in France. The payment was for legal advice provided by the Barclays law firm customer to the German law firm in relation to the proceedings. The payment was processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 10 in 2022 in relation to this activity.
In November 2022, the majority-owner of a client (the “client”) of one of Barclays’ money service business customers (the “customer”) was designated pursuant to the GTSR. The client of the customer held funds in a UK account that the customer held with Barclays. The customer placed restrictions on the account to prevent the client accessing the funds. Barclays attributed revenue of approximately GBP 5 in 2022 in relation to this activity.
Barclays maintains a customer relationship with His Majesty's Revenue & Customs, a UK Government agency, which receives funds from financial institutions, including certain entities designated pursuant to the GTSR, and/or ultimately owned by the Government of Iran, in relation to the

Barclays Bank PLC 2022 Annual Report on Form 20-F	219

Additional unaudited information
settlement of tax liabilities with the UK Government. The payments were processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 30 in 2022 in relation to this activity.
Barclays has a correspondent banking relationship with a Turkish bank which maintains accounts for several UK-based offices of Iranian SDNs, Government of Iran-owned entities, and SDGT SDNs (the “entities”). Barclays is aware that it has received UK domestic payments, on behalf of its customers, that were ultimately remitted from the entities, via an accountancy firm in the UK. The payments are for general business expenses, such as rent, salary payments, tax payments, office maintenance, utility payments, and travel expenses. The payments are processed in accordance with applicable laws and regulations. No payments are received directly from any SDN, or any entity owned or controlled by the Government of Iran. Barclays attributed revenue of approximately GBP 770 in 2022 in relation to this activity.
In 2022, Barclays processed several payments to consulates and embassies of the Government of Iran in Europe in relation to customers paying fees for renewing or replacing passports, visa applications, and other administrative matters. The payments were processed in accordance with applicable laws and regulations. Barclays attributed no revenue in 2022 in relation to this activity.
Barclays maintains customer relationships with several individuals who are employed by a UK-based SDN entity that is ultimately owned by the Government of Iran. Payments are received in GBP from a UK-based payment services company and are credited to the customers’ accounts with Barclays. The payments are processed in accordance with applicable laws and regulations. No payments are received directly from any entity owned by the Government of Iran or any SDN. Barclays attributed no revenue in 2022 in relation to this activity.
In March 2022, a Barclays customer in the UK was designated pursuant to the GTSR. Barclays exited the relationship with the customer and placed the remaining funds in an internal sundry account. Seven domestic transactions were remitted from the account after the customer was designated, but before Barclays had identified the match. Barclays attributed no revenue in 2022 in relation to this activity.
Barclays maintains a customer relationship with a Canadian-incorporated airline trade association (the “customer”). The customer holds funds in its accounts with Barclays in the UK that ultimately belong to several airlines that are either Iranian SDNs - owned by the Government of Iran - or are designated pursuant to the GTSR. The customer placed restrictions on the accounts to prevent the airlines accessing the funds. Barclays attributed no revenue in 2022 in relation to this activity.
In January 2022, a Barclays customer who held an account in Germany was designated pursuant to the GTSR. Barclays blocked the credit card, exited the relationship, and wrote off the outstanding debt. Six domestic transactions were processed from the account after the customer was designated, but before Barclays had identified the match. Barclays attributed no revenue in 2022 in relation to this activity.
Frozen Accounts
Barclays continues to hold funds belonging to various SDNs and Government of Iran-owned entities in blocked accounts, some of which are interest bearing. These blocked accounts are held in accordance with applicable laws and regulations. Barclays attributed no revenue in 2022 in relation to this activity.

Barclays Bank PLC 2022 Annual Report on Form 20-F	220

Additional unaudited information

Related undertakings
The Barclays Bank PLC Group’s corporate structure consists of a number of related undertakings, comprising, subsidiary undertakings, joint ventures, associated undertakings and significant holdings. A full list of these related undertakings, is set out below, together with the country of incorporation, registered office (or principal place of business) and the identity and percentage of each share class held by the Group. The information is provided as at 31 December 2022.

The entities are grouped by the countries in which they are incorporated. The profits earned by the activities of these entities are in some cases taxed in countries other than the country of incorporation for example where the entity carries on business through a branch in a territory outside of its country of incorporation. Barclays PLC Country Snapshot provides details of where the Barclays PLC Group carries on its business, where its profits are subject to tax and the taxes it pays in each country it operates in.
Wholly owned subsidiaries
Unless otherwise stated the undertakings below are wholly owned and included in the consolidation and the share capital held by Barclays Bank PLC Group comprises ordinary and/or common shares, which are held by subsidiaries of the Barclays Bank PLC Group. Unless otherwise stated, the Barclays Bank PLC Group holds 100% of the nominal value of each share class.

Notes
A	Directly held by Barclays Bank PLC	O	Capital Contribution Shares
B	Partnership Interest	P	Redeemable Class B Shares
C	Membership Interest	Q	Non-Redeemable Ordinary Shares
D	Preference Shares	R	Class A Shares
E	A Preference Shares	S	Class B Shares
F	B Preference Shares	T	Class C Shares
G	Ordinary/Common Shares in addition to other	U	Class D Shares
	shares	V	Class E Shares
H	A Ordinary Shares	W	First Class Common Shares, Second Class
I	B Ordinary Shares		Common Shares
J	C Ordinary Shares	X	Redeemable Class A Shares
K	F Ordinary Shares	Y	Not Consolidated (see Note 33 Structured
L	First Preference Shares, Second Preference Shares		entities)
M	Registered Address not in country of incorporation	Z	Tracker 1 Euro, GBP, USD Shares
N	USD Linked Ordinary Shares

Barclays Bank PLC 2022 Annual Report on Form 20-F	221

Additional unaudited information

Wholly owned subsidiaries	Note	Wholly owned subsidiaries	Note	Wholly owned subsidiaries	Note
United Kingdom		Finpart Nominees Limited	A	- 1 Churchill Place, London, E14 5HP
- 1 Churchill Place, London, E14 5HP		Foltus Investments Limited		Alynore Investments Limited Partnership	B
Aequor Investments Limited		Hawkins Funding Limited		- 1 Churchill Place, London, E14 5HP
Ardencroft Investments Limited	A	Heraldglen Limited	G, L	Leonis Investments LLP	A, B
B D & B Investments Limited		Isle of Wight Home Loans Limited	A	- 9, allée Scheffer, L-2520, Luxembourg
B.P.B. (Holdings) Limited	A	J.V. Estates Limited	A	Barclays Claudas Investments Partnership	B, M
Barclays Aldersgate Investments Limited	A	Kirsche Investments Limited	A	Barclays Pelleas Investments Limited Partnership	B, M
Barclays Capital Asia Holdings Limited	A	Long Island Assets Limited
Barclays Capital Finance Limited	A	Maloney Investments Limited		Argentina
Barclays Capital Japan Securities Holdings		Menlo Investments Limited	A	- 855 Leandro N.Alem Avenue, 8th Floor,
Limited (In liquidation)		Mercantile Credit Company Limited	A	Buenos Aires
Barclays Capital Nominees (No.2) Limited		Mercantile Leasing Company (No.132)	A	Compañía Sudamerica S.A.	A
Barclays Capital Nominees (No.3) Limited	A	Limited		- Marval, O’Farrell & Mairal, Av. Leandro N.
Barclays Capital Nominees Limited	A	MK Opportunities LP	B	Alem 882, Buenos Aires, C1001AAQ
Barclays Capital Securities Client Nominee	A			Compañia Regional del Sur S.A.	A
Limited
Barclays Capital Securities Limited	A, D, G	Naxos Investments Limited	A
Barclays CCP Funding LLP	A, B	Northwharf Nominees Limited	A, AA
Barclays Directors Limited	A	Real Estate Participation Management Limited
Barclays Executive Schemes Trustees Limited	A	Real Estate Participation Services Limited
Barclays Group Holdings Limited	A	Relative Value Investments UK Limited	B
Barclays International Holdings Limited	A	Liability Partnership
Barclays Investment Management Limited	A	Relative Value Trading Limited
Barclays Long Island Limited	A	Roder Investments No. 1 Limited	A, G, Z
Barclays Marlist Limited (In liquidation)	A	Roder Investments No. 2 Limited	A, G, Z
Barclays Nominees (George Yard) Limited	A, Y
Barclays OCIO Services Limited	A
Barclays Pension Funds Trustees Limited	A	RVT CLO Investments LLP	B
Barclays Private Bank		Surety Trust Limited	A
Barclays Services (Japan) Limited	A	Swan Lane Investments Limited
Barclays Shea Limited	A	US Real Estate Holdings No.1 Limited	A
Barclays Term Funding Limited Liability	B	US Real Estate Holdings No.2 Limited
Partnership		US Real Estate Holdings No.3 Limited	A
Barclays Wealth Nominees Limited	A	US Real Estate Holdings No.4 Limited
Barcosec Limited	A	US Real Estate Holdings No.5 Limited	A
Barsec Nominees Limited	A	US Real Estate Holdings No.6 Limited	A
BB Client Nominees Limited	A	Wedd Jefferson (Nominees) Limited	A
Chapelcrest Investments Limited		Westferry Investments Limited	A
Cobalt Investments Limited (In liquidation)	A	Woolwich Qualifying Employee Share	A
Cornwall Home Loans Limited	A	Ownership Trustee Limited
DMW Realty Limited	A	Zeban Nominees Limited	A
Dorset Home Loans Limited	A
Durlacher Nominees Limited	A
Eagle Financial and Leasing Services (UK)	A
Limited

Barclays Bank PLC 2022 Annual Report on Form 20-F	222

Additional unaudited information

Wholly owned subsidiaries	Note	Wholly owned subsidiaries	Note	Wholly owned subsidiaries	Note
Brazil		Hong Kong		- 5 Esplanade, St. Helier, JE2 3QA
– Av. Brigadeiro Faria Lima, No. 4.440, 12th		- 42nd floor Citibank Tower, Citibank Plaza,		Barclays Wealth Management Jersey Limited	A
Floor, Bairro Itaim Bibi, Sao Paulo, CEP,		3 Garden Road		BIFML PTC Limited	A
04538-132		Barclays Bank (Hong Kong Nominees) Limited	A	– 13 Library Place, St Helier, JE4 8NE
Barclays Brasil Assessoria Financeira Ltda	A	(in Liquidation)		Barclays Nominees (Jersey) Limited	A, Y
BNC Brazil Consultoria Empresarial Ltda	A	Barclays Capital Asia Nominees Limited (In		Barclaytrust Channel Islands Limited	A, Y
		Liquidation)		– Estera Trust (Jersey) Limited, 13-14
Canada		- Level 41, Cheung Kong Center, 2 Queen's		Esplanade, St Helier, JE1 1EE
– 333 Bay Street, Suite 4910, Toronto ON M5H		Road, Central		MK Opportunities GP Ltd	A
2R2		Barclays Capital Asia Limited	A
Barclays Capital Canada Inc.				Luxembourg
– Stikeman Elliot LLP, 199 Bay Street, 5300		India		- 9, allée Scheffer, L-2520
Commerce Court West, Toronto ON M5L 1B9		- 208 Ceejay House, Shivsagar Estate, Dr A		Barclays Alzin Investments S.à r.l.	R, S, T, U,V
Barclays Corporation Limited	A	Beasant Road, Worli, Mumbai, 400 018		Barclays Bedivere Investments S.à r.l.
		Barclays Securities (India) Private Limited		Barclays Bordang Investments S.à r.l.	R, S, T
Cayman Islands		Barclays Wealth Trustees (India) Private		Barclays BR Investments S.à r.l.
PO Box		Limited		Barclays Cantal Investments S.à r.l.
309, Ugland House, George Town, Grand		- Level 9, Block B6, Nirlon Knowledge		Barclays Capital Luxembourg S.à r.l.
Cayman, KY1-1104		Park, Off Western Express Highway		Barclays Capital Trading Luxembourg S.à r.l.	R, S
Alymere Investments Limited	E, F, G	Goregaon (East), Mumbai, 40063		Barclays Claudas Investments S.à r.l.
Analytical Trade UK Limited	A	Barclays Investments & Loans (India)	A, D, G	Barclays Equity Index Investments S.à r.l.
Barclays US Holdings Limited	A, D, H	Private Limited		Barclays International Luxembourg Dollar
Barclays Capital (Cayman) Limited	A			Holdings S.à r.l.
Barclays Securities Financing Limited	E, F, G	Ireland		Barclays Lamorak Investments S.à r.l.	D, Q
Braven Investments No.1 Limited		- One Molesworth Street, Dublin 2,		Barclays Leto Investments S.à r.l.	G, I
Calthorpe Investments Limited		D02RF29		Barclays Luxembourg EUR Holdings S.à r.l	Q
Capton Investments Limited		Barclays Bank Ireland Public Limited	A	Barclays Luxembourg Finance S.à r.l.
Claudas Investments Limited	A, G, P, X	Company		Barclays Luxembourg GBP Holdings S.à r.l.	Q
Claudas Investments Two Limited		Barclays Europe Client Nominees	Y	Barclays Luxembourg Global Funding S.à r.l.
Gallen Investments Limited		Designated Activity Company		Barclays Luxembourg Holdings S.à r.l.	G, N
Hurley Investments No.1 Limited		Barclays Europe Firm Nominees Designated	Y	Barclays Luxembourg Holdings SSC	B
JV Assets Limited (In liquidation)		Activity Company		Barclays Pelleas Investments S.à r.l.
Mintaka Investments No. 4 Limited		Barclays Europe Nominees Designated	Y	- 68-70 Boulevard de la Petrusse, L-2320
OGP Leasing Limited		Activity Company		Adler Toy Holding Sarl
Palomino Limited	A, Y	-70 Sir John Rogerson’s Quay, Dublin 2		-10 rue du Château d’Eau, Leudelange,
Pelleas Investments Limited	A	Barclays Finance Ireland		Grand Duchy of Luxembourg, L-3364
Pippin Island Investments Limited	A	- 25-28 North Wall Quay, Dublin 1,		BPM Management GP SARL	A
Razzoli Investments Limited	A, D, G	D01H104
RVH Limited	A, D, G	Erimon Home Loans Ireland Limited	A	Mauritius
Wessex Investments Limited				- C/O Rogers Capital Corporate Services
- Walkers Corporate Limited, Cayman		Isle of Man		Limited, 3rd Floor, Rogers House, No.5
Corporate Centre, 27 Hospital Road, George		- P O Box 9, Victoria Street,		President John Kennedy Street, Port Louis
Town, KY1- 9008		Douglas, IM99 1AJ		Barclays Capital Mauritius Limited (In Liquidation)	A
Long Island Holding B Limited	A	Barclays Holdings (Isle of Man) Limited (In	A	Barclays Capital Securities Mauritius Limited	A
		Liquidation)		- Fifth Floor, Ebene Esplanade, 24
Germany		Barclays Nominees (Manx) Limited	A	Cybercity, Ebene
- TaunusTurm, Taunustor 1, 60310,		Barclays Private Clients International Limited	A, H, I	Barclays Mauritius Overseas Holdings Limited	A
Frankfurt
Barclays Capital Effekten GmbH (In liquidation)	A	Japan		Mexico
- Stuttgarter Straße 55-57, 73033		- 10-1, Roppongi 6-chome, Minato-ku,		– Paseo de la Reforma 505, 41 Floor, Torre
Göppingen		Tokyo		Mayor, Col. Cuauhtemoc, CP 06500
Holding Stuttgarter Straße GmbH (In Liquidation)		Barclays Funds and Advisory Japan Limited		Barclays Bank Mexico, S.A.	A, I, K
		Barclays Securities Japan Limited	E, G	Barclays Capital Casa de Bolsa, S.A. de C.V.	A, I, K
Guernsey		Barclays Wealth Services Limited		Grupo Financiero Barclays Mexico, S.A. de C.V.	A, I, K
- PO BOX 41, Floor 2, Le Marchant House, Le				Servicios Barclays, S.A. de C.V.
Truchot, St Peter Port, GY1 3BE		Jersey
Barclays Nominees (Guernsey) Limited (In	A	- 2nd Floor, Gaspé House, 66-72
Liquidation)		Esplanade, St. Helier, JE1 1GH
		Barclays Services Jersey Limited	A

Barclays Bank PLC 2022 Annual Report on Form 20-F	223

Additional unaudited information

Wholly owned subsidiaries	Note	Wholly owned subsidiaries	Note	Other Related Undertakings Unless otherwise stated, the undertakings below are included in the consolidation and the share capital held by the Barclays Bank PLC Group comprises ordinary and/or common shares which are held by subsidiaries of Barclays Bank PLC. The percentage of the nominal value of each share class held by the Barclays Bank PLC Group is provided below.
Monaco		Barclays Receivables LLC	C
– 31 Avenue de la Costa, Monte Carlo		Barclays Services Corporation
BP 339		Barclays Services LLC	C
Barclays Private Asset Management		Barclays US CCP Funding LLC	C
(Monaco) S.A.M		Barclays US Investments Inc.	H, I
		Barclays US LLC	D, G
Saudi Arabia		BCAP LLC	C
- 3rd Floor Al Dahna Center, 114 Al-Ahsa		Curve Investments GP	B
Street, PO Box 1454, Riyadh 11431		Gracechurch Services Corporation
Barclays Saudi Arabia (In Liquidation)	A	Lagalla Investments LLC		Other Related Undertakings	%	Note
		Long Island Holding A LLC	C	United Kingdom
Singapore		Marbury Holdings LLC		– 1 Churchill Place, London, E14 5HP
- 10 Marina Boulevard, #25-01 Marina Bay		Procella Investments No.2 LLC	C	PSA Credit Company Limited (In Liquidation)	100.00	A,H, I, J
Financial Centre, Tower 2, 018983		Procella Investments No.3 LLC	C	– 3 - 5 London Road, Rainham, Kent, ME8 7RG
Barclays Capital Futures (Singapore) Private		Preferred Liquidity, LLC	H	Trade Ideas Limited	20.00	A,Y
Limited (In Liquidation)		Relative Value Holdings, LLC		– 50 Lothian Road, Festival Square,
Barclays Capital Holdings (Singapore)	A	Surrey Funding Corporation		Edinburgh, EH3 9WJ
Private Limited (In Liquidation)		Sussex Purchasing Corporation		Equistone Founder Partner II L.P.	20.00	A,B,Y
Barclays Merchant Bank (Singapore) Ltd		Sutton Funding LLC	C	Equistone Founder Partner III L.P.	35.00	A,B,Y
		US Secured Investments LLC	O	– Enigma, Wavendon Business Park
Spain		Verain Investments LLC		Milton Keynes, MK17 8LX
- Calle Jose, Abascal 51, 28003, Madrid		Wilmington Riverfront Receivables LLC	R, S	Intelligent Processing Solutions Limited	19.50	A,Y
Barclays Tenedora De Inmuebles SL.	A	- Corporation Service Company, 100 Pearl Street
BVP Galvani Global, S.A.U.	A	17th Floor, MC-CSC1, Hartford, CT 06103		Korea, Republic of
		Barclays Capital Inc.		- 18th Floor, Daishin Finance Center,
Switzerland		- Corporation Service Company, 80 State Street		343, Samil-daero, Jung-go, Seoul
- Chemin de Grange Canal 18-20, PO Box		Albany, NY, 12207-2543		Woori BC Pegasus
3941, 1211, Geneva		Barclays Equity Holdings Inc.		Securitization Specialty Co. Limited	70.00	A, W
Barclays Bank (Suisse) SA		-CorporationServiceCompany,2626
BPB Holdings SA		Glenwood Ave, Suite 550, Raleigh, NC, 27608		Luxembourg
		Barclays US GPF Inc.		- 9, allée Scheffer, L-2520
Taiwan (Province of China)		Equifirst Corporation (In Liquidation)		Preferred Funding S.à r.l.	100.00	P
19F-1, No. 7 , Xinyi Road, Sec. 5, Taipei,		-Aon Insurance Managers, 76 Paul Street		Preferred Investments S.à r.l.	100.00	G, P
11049, Taiwan		Suite, 500, Burlington VT 05401
Barclays Securities Taiwan Limited		Barclays Insurance U.S. Inc.		Malta
- RS2 Buildings, Fort Road,
United States		Zimbabwe		Mosta MST 1859
- Corporation Service Company,		- 2 Premium Close, Mount Pleasant Business		RS2 Software PLC	18.25	A,Y
251 Little Falls Drive, Wilmington, DE 19808		Park, Mount Pleasant, Harare
Analytical Trade Holdings LLC		Branchcall Computers (Pvt) Limited (In liquidation)	A	United States of America
Analytical Trade Investments LLC	P			- Corporation Trust Company,
Barclays Bank Delaware	D, G			Corporation Trust Centre, 1209
Barclays Capital Derivatives Funding LLC	C			Orange Street, Wilmington DE
Barclays Capital Energy Inc.				19801
Barclays Capital Equities Trading GP	B			DG Solar Lessee, LLC	75.00	C, V
Barclays Capital Holdings Inc.	E, F, G			DG Solar Lessee II, LLC	75.00	C, V
Barclays Capital Real Estate Finance Inc.				VS BC Solar Lessee I LLC	50.00	C, V
Barclays Capital Real Estate Holdings Inc.				1415 Louisiana Street, Suite
Barclays Capital Real Estate Inc.				1600, TX 77002-0000
Barclays Commercial Mortgage Securities LLC	C			Sabine Oil & Gas Holdings, Inc	22.12	Y
Barclays Dryrock Funding LLC	C
Barclays Electronic Commerce Holdings Inc.
Barclays Financial LLC	C
Barclays Group US Inc.
Barclays Oversight Management Inc.

Barclays Bank PLC 2022 Annual Report on Form 20-F	224

Additional unaudited information

Subsidiaries by virtue of control
The related undertakings below are subsidiary undertakings in accordance with s.1162 Companies Act 2006 by virtue of the fact that the Barclays Bank PLC Group can exercise dominant influence or control over them.

Subsidiaries by virtue of control	%	Note
United Kingdom
- 1 Churchill Place, London,
E14 5HP
Oak Pension Asset	0.00	Y
Management Limited
Water Street Investments Limited	0.00	Y

Cayman Islands
- PO Box 309GT, Ugland
House South Church Street,
Grand Cayman, KY1-1104
Hornbeam Limited	0.00	Y

Guernsey
- P.O. Box 33, Dorey Court,
Admiral Park, St. Peter Port,
GY1 4AT
Barclays UKRF No.1 IC Limited	0.00	Y
Barclays UKRF ICC Limited	0.00	Y
Barclays UKRF No.2 IC Ltd	0.00	Y

Barclays Bank PLC 2022 Annual Report on Form 20-F	225

Additional Unaudited information
Income statement commentary
Consolidated income statement commentary

2022 compared to 2021

Profit before tax decreased 10% to £4,867m (2021: £5,418m) driven by a decrease in CIB to £4,406m (2021: £5,528m) and in CC&P to £704m (2021: £729m), partially offset by a reduced loss in Head Office of £243m (2021: £839m loss)

The Barclays Bank Group has a diverse income profile across businesses and geographies including a significant presence in the US. The 10% appreciation of average USD against GBP positively impacted income and profits and adversely impacted credit impairment charges, total operating expenses and RWAs

•Total income increased 18% to £18,194m

–CIB income increased 10% to £13,722m. Global Markets income increased 39%, reflecting higher levels of activity as we supported our clients through a period of market volatility, and included £292m of income related to hedging arrangements to manage the risks of the rescission offer in relation to the Over-issuance of Securities. Investment Banking fees decreased 39% due to the reduced fee pool, particularly in Equity and Debt capital markets1. Corporate income increased 4% reflecting improved margins and growth in deposits and higher fee income, partially offset by fair value losses on leverage finance lending of c.£335m net of mark to market gains on related hedges and higher costs of hedging and credit protection
–CC&P income increased 36% to £4,547m reflecting higher cards balances, including the Gap portfolio acquisition, turnover growth in Payments from the easing of lockdown restrictions, and client balance growth and improved margins in the Private Bank
–Head Office income was a net expense of £75m (2021: £410m net expense) which primarily reflected hedge accounting losses and funding costs in relation to legacy capital instruments

•Total operating expenses increased 21% to £12,398m

–CIB total operating expenses increased 24% to £9,200m. Excluding litigation and conduct charges, operating expenses increased 12% to £8,011m driven by continued investment in talent and technology, and the impact of inflation. Litigation and conduct charges were £1,189m (2021: £237m) including £966m in relation to the Over-issuance of Securities and £165m provision relating to the Devices Settlements2
–CC&P total operating expenses increased 25% to £3,030m. Excluding litigation and conduct charges, operating expenses increased 21% to £2,800m, including higher investment spend reflecting an increase in marketing and partnership costs. Litigation and conduct charges were £230m (2021: £108m) mainly driven by customer remediation costs relating to legacy loan portfolios
–Head Office total operating expenses reduced to £168m (2021: £429m) reflecting the non-repeat of the £266m charge related to a structural cost action taken as part of the real estate review in June 2021

•Credit impairment charges were £933m (2021: £277m net release) driven by a deteriorating macroeconomic forecast

–CIB credit impairment charges of £119m (2021: £461m net release) were driven by a net increase in modelled impairment and single name charges, partially offset by the benefit of credit protection
–CC&P credit impairment charges increased to £814m (2021: £185m) were driven by higher balances in US cards, including the day one impact of acquiring the Gap portfolio, macroeconomic deterioration and a gradual increase in delinquencies, partially offset by the utilisation of economic uncertainty post-model adjustments (PMAs) and the release of COVID-19 related adjustments informed by refreshed macroeconomic scenarios. As at 31 December 2022, US cards 30 and 90 day arrears remain below pre-pandemic levels3 at 2.2% (Q421: 1.6%) and 1.2% (Q421: 0.8%) respectively. The US cards business is supported by a total coverage ratio of 8.1% (December 2021: 10.6%)

•The effective tax rate (ETR) was 10.0% (2021: 15.3%). The tax charge included a £183m re-measurement of the Barclays Bank Group’s UK deferred tax assets (DTAs) due to the enactment of legislation to reduce the UK banking surcharge rate. Excluding this DTAs downward re-measurement, the ETR was 6.2%, reflecting the impact of tax benefits in the current year, primarily arising from tax relief related to government bonds linked to the high prevailing rate of inflation in 2022, as well as beneficial adjustments in respect of prior years
Please refer to “Income statement commentary” in the “Additional information” section of the 2021 Annual Report on Form 20-F, as amended, for a comparative discussion of 2021 financial results compared to 2020.
Note
1 Data source: Dealogic for the period covering 1 January 2021 to 31 December 2022
2 Refers to the settlements with the SEC and CFTC in connection with their investigations of the use of unauthorised devices for business communications
3 As at 31 December 2019, US cards 30 and 90 day arrears were 2.7% and 1.4% respectively

Barclays Bank PLC 2022 Annual Report on Form 20-F	226

Additional unaudited information
Balance sheet commentary
Consolidated balance sheet commentary
Total assets
Total assets increased by £142bn to £1,204bn.

Cash and balances at central banks increased £33bn to £202bn primarily due to strong client deposit growth.
Cash collateral and settlement balances increased £20bn to £108bn due to higher trading volumes.
Loans and advances at amortised cost increased £37bn to £183bn due to increased lending to customers across CIB and CC&P, inclusive of the Gap portfolio acquisition, and appreciation of USD against GBP, and increased investment in debt securities.
Reverse repurchase agreements and other similar secured lending decreased £2bn to £1bn due to reduced secured lending.
Trading portfolio assets decreased £13bn to £134bn due to a reduction in equity securities as clients repositioned their demand, partially offset by increased trading activity in debt securities.
Financial assets at fair value through the income statement increased £23bn to £211bn driven by increased reverse repurchase activity.
Derivative financial instrument assets increased £41bn to £303bn driven by market volatility and increased activity.
Financial assets at fair value through other comprehensive income decreased £1bn to £45bn driven by decreases in fair value bonds due to increasing bond yields.
Total liabilities
Total liabilities decreased £139bn to £1,145bn.
Deposits at amortised cost increased £29bn to £292bn primarily due to growth in Corporate deposits and an increase in short-term money market deposits.
Cash collateral and settlement balances increased £18bn to £97bn due to higher trading volumes.
Repurchase agreements and other similar secured borrowing decreased £1bn to £12bn due to reduced secured borrowing.
Debt securities in issue increased £12bn to £60bn due to net new issuances.
Subordinated liabilities increased £6bn to £38bn due to net new issuances.
Trading portfolio liabilities increased £19bn to £72bn due to increases in equity securities as clients repositioned their demand.
Financial liabilities designated at fair value increased £21bn to £272bn primarily driven by increased prime brokerage deposits and repurchase activity.
Derivative financial instruments increased £33bn to £289bn driven by market volatility and increased activity.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	227

Additional unaudited information
Additional financial disclosure
Deposits
Deposits include deposits from banks and customer accounts.

	2022	2021	2020
Average for the year ended 31 December[a]	£m	£m	£m
Deposits at amortised cost
UK	161,811	165,647	148,711
Europe	66,486	41,936	46,353
Americas	46,121	36,205	36,841
Asia	15,012	9,937	12,269
Africa	10,660	8,379	8,290
Total deposits at amortised cost	300,090	262,104	252,464
Note
aThe country analysis in the table above is based on the location of the counterparty with which the deposits at amortised cost are recorded.

	2022	2021	2020
For the year ended 31 December[a]	£m	£m	£m
Deposits at amortised cost	291,579	262,828	244,696
In offices in the United Kingdom:
Current and demand accounts
– interest free	39,472	49,310	44,371
– interest bearing	37,822	33,335	29,655
Savings accounts	16,829	18,933	17,251
Other time deposits- retail	8,110	5,235	4,683
Other time deposits- wholesale	84,232	69,676	67,192
Total repayable in offices in the United Kingdom	186,465	176,489	163,152
In offices outside the United Kingdom:
Current and demand accounts
– interest free	15,649	17,186	15,309
–interest bearing	14,704	15,762	13,772
Savings accounts	15,990	15,055	14,940
Other time deposits	58,771	38,336	37,523
Total repayable in offices outside the United Kingdom	105,114	86,339	81,544
Note
aThe UK/Non-UK deposit analysis is based on the location of the office where the transactions are recorded.

Deposits at amortised cost in offices in the United Kingdom received from non-residents amounted to £40,084m (2021: £36,527m).
Of the deposits at amortised cost disclosed in the above table, there are uninsured deposits of £237,286m (2021: £208,534m; 2020: £194,109m) which are not insured through the UK Financial Services Compensation Scheme (FSCS) or other similar deposits schemes.

Uninsured other time deposits

	2022	2021	2020
	£m	£m	£m
3 months or less	117,345	92,422	84,321
3 to 6 months	18,666	12,023	13,567
6 to 12 months	10,340	4,629	5,630
12 months and over	2,643	2,104	3,345
Total	148,994	111,178	106,863

As at 31 December 2022, £382m (2021: £263m; 2020: £649m) of U.S. time deposits were in excess of the Federal Deposit Insurance Corporation insurance limit.

Barclays Bank PLC 2022 Annual Report on Form 20-F	228

Additional unaudited information
Additional financial disclosure
Commitments and contractual obligations
Barclays Bank Group Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments
	Amount of commitment expiration per period

	Less than one year	Between one to three years	Between three to five years	After five years	Total amounts committed
Barclays Bank Group	£m	£m	£m	£m	£m
As at 31 December 2022
Guarantees and letters of credit pledged as collateral security	17,700	—	—	—	17,700
Performance guarantees, acceptances and endorsements	8,099	1	—	—	8,100
Documentary credits and other short-term trade related transactions	1,748	—	—	—	1,748
Standby facilities, credit lines and other commitments	333,192	37	—	—	333,229

As at 31 December 2021
Guarantees and letters of credit pledged as collateral security	15,759	—	—	—	15,759
Performance guarantees, acceptances and endorsements	7,987	—	—	—	7,987
Documentary credits and other short-term trade related transactions	1,584	—	—	—	1,584
Standby facilities, credit lines and other commitments	282,867	—	—	—	282,867

Contractual obligations include debt securities.

Contractual obligations
	Payments due by period

	Less than one year	Between one to three years	Between three to five years	After five years	Total
Barclays Bank Group	£m	£m	£m	£m	£m
As at 31 December 2022
Long-term debt[a]	52,519	14,436	11,897	32,448	111,300
Purchase obligations	35	45	19	—	99
Total	52,554	14,481	11,916	32,448	111,399

As at 31 December 2021
Long-term debt[a]	42,002	13,207	7,749	21,352	84,310
Purchase obligations	32	12	—	—	44
Total	42,034	13,219	7,749	21,352	84,354
Note
aLong-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.
Net cash flows from derivatives used to hedge long-term debt amount to £(2.7)bn (2021: £1.1bn).
Further information on the contractual maturity of the Barclays Bank Group’s assets and liabilities is given in the Liquidity risk section.

Barclays Bank PLC 2022 Annual Report on Form 20-F	229

Additional unaudited information
Additional financial disclosure
Securities
Investment securities include securities reported within loans and advances at amortised cost and financial assets at fair value through other comprehensive income.
Investment debt securities include government securities held as part of the Barclays Bank Group’s treasury management portfolio for asset and liability, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Barclays Bank Group. In addition, the Barclays Bank Group holds as investments listed and unlisted corporate securities.

Maturities and yield of investment debt securities

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
As at 31 December 2022	£m	%	£m	%	£m	%	£m	%	£m	%
Loans and advances at amortised cost	1,770	0.8%	17,955	2.9%	1,401	3.0%	6,177	1.8%	27,303	2.5%
Financial assets at fair value through other comprehensive income	7,005	1.8%	22,332	2.1%	8,724	2.0%	6,800	1.9%	44,861	2.0%
Total book Value	8,775		40,287		10,125		12,977		72,164
The above table is only for debt securities held at the reporting date and does not include associated hedges.

Barclays Bank PLC 2022 Annual Report on Form 20-F	230

Additional unaudited information
Additional financial disclosure
Average balance sheet
Average balances are based upon monthly averages.

Assets		2022
		Average balance	Interest income	Interest expense[a]	Total interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	67,386	850	—	850	1.3
Cash and balances at central banks	Non-UK	137,155	1,247	(190)	1,057	0.8
Cash and balances at central banks	Total	204,541	2,097	(190)	1,907	0.9
Loans and advances at amortised cost	UK	92,966	3,059	—	3,059	3.3
Loans and advances at amortised cost	Non-UK	84,273	4,395	—	4,395	5.2
Loans and advances at amortised cost[b]	Total	177,239	7,454	—	7,454	4.2
Cash collateral	UK	57,514	366	(1)	365	0.6
Cash collateral	Non-UK	23,592	39	(15)	24	0.1
Cash collateral	Total	81,106	405	(16)	389	0.5
Reverse repurchase agreements	UK	607	17	—	17	2.8
Reverse repurchase agreements	Non-UK	2,383	12	(2)	10	0.4
Reverse repurchase agreements	Total	2,990	29	(2)	27	0.9
Interest earning assets at fair value through other comprehensive income	UK	41,150	1,392	—	1,392	3.4
Interest earning assets at fair value through other comprehensive income	Non-UK	4,447	101	—	101	2.3
Interest earning assets at fair value through other comprehensive income	Total	45,597	1,493	—	1,493	3.3
Other interest and similar income[c]		—	301	(208)	93	—
Total interest earning assets not at fair value through income statement		511,473	11,779	(416)	11,363	2.2
Less interest and similar expense		—	(6,381)	416	(5,965)	—
Net interest		511,473	5,398	—	5,398	—
Interest earning assets at fair value through income statement	UK	208,206
Interest earning assets at fair value through income statement	Non-UK	113,918
Interest earning assets at fair value through income statement	Total	322,124
Total interest earning assets		833,597
Impairments		(3,608)
Non-interest earning assets		464,243
Total		1,294,232
Percentage of total average interest earning assets in offices outside the UK		44%
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
cOther interest and similar income principally relates to hedging activity.

Barclays Bank PLC 2022 Annual Report on Form 20-F	231

Additional unaudited information
Additional financial disclosure

Assets		2021
		Average balance	Interest income	Interest expense[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	45,958	56	—	56	0.1
Cash and balances at central banks	Non-UK	130,493	72	(304)	(232)	(0.2)
Cash and balances at central banks	Total	176,451	128	(304)	(176)	(0.1)
Loans and advances at amortised cost	UK	76,236	1,876	—	1,876	2.5
Loans and advances at amortised cost	Non-UK	64,389	2,389	(1)	2,388	3.7
Loans and advances at amortised cost[b]	Total	140,625	4,265	(1)	4,264	3.0
Cash collateral	UK	47,035	109	(29)	80	0.2
Cash collateral	Non-UK	20,358	24	(36)	(12)	(0.1)
Cash collateral	Total	67,393	133	(65)	68	0.1
Reverse repurchase agreements	UK	598	11	—	11	1.8
Reverse repurchase agreements	Non-UK	4,078	7	(4)	3	0.1
Reverse repurchase agreements	Total	4,676	18	(4)	14	0.3
Interest earning assets at fair value through other comprehensive income	UK	45,029	342	—	342	0.8
Interest earning assets at fair value through other comprehensive income	Non-UK	3,006	38	—	38	1.3
Interest earning assets at fair value through other comprehensive income	Total	48,035	380	—	380	0.8
Other interest and similar income[c]		—	748	(248)	500
Total interest earning assets not at fair value through income statement		437,180	5,672	(622)	5,050	1.2
Less interest and similar expense		—	(2,599)	622	(1,977)
Net interest		437,180	3,073	—	3,073
Interest earning assets at fair value through income statement	UK	190,258
Interest earning assets at fair value through income statement	Non-UK	103,179
Interest earning assets at fair value through income statement	Total	293,437
Total interest earning assets		730,617
Impairments		(4,251)
Non-interest earning assets		401,358
Total		1,127,724
Percentage of total average interest earning assets in offices outside the UK		45%
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
cOther interest and similar income principally relates to hedging activity.

Barclays Bank PLC 2022 Annual Report on Form 20-F	232

Additional unaudited information
Additional financial disclosure

Assets		2020
		Average balance	Interest income	Interest expense[a]	Total net interest	Rate
		£m	£m	£m	£m	£m
Cash and balances at central banks	UK	44,950	84	—	84	0.2
Cash and balances at central banks	Non-UK	123,162	142	(281)	(139)	(0.1)
Cash and balances at central banks	Total	168,112	226	(281)	(55)	—
Loans and advances at amortised cost	UK	78,833	1,500	—	1,500	1.9
Loans and advances at amortised cost	Non-UK	73,781	3,010	(4)	3,006	4.1
Loans and advances at amortised cost[b]	Total	152,614	4,510	(4)	4,506	3.0
Cash collateral	UK	61,503	196	(31)	165	0.3
Cash collateral	Non-UK	18,110	36	—	36	0.2
Cash collateral	Total	79,613	232	(31)	201	0.3
Reverse repurchase agreements	UK	675	8	—	8	1.2
Reverse repurchase agreements	Non-UK	8,917	4	(9)	(5)	(0.1)
Reverse repurchase agreements	Total	9,592	12	(9)	3	—
Interest earning assets at fair value through other comprehensive income	UK	47,665	549	—	549	1.2
Interest earning assets at fair value through other comprehensive income	Non-UK	2,927	55	—	55	1.9
Interest earning assets at fair value through other comprehensive income	Total	50,592	604	—	604	1.2
Other interest and similar income[c]		—	422	—	422	—
Total interest earning assets not at fair value through P&L		460,523	6,006	(325)	5,681	1.2
Less interest and similar expense		—	(2,846)	325	(2,521)	—
Net interest		460,523	3,160	—	3,160	—
Interest earning assets at fair value through P&L	UK	184,701
Interest earning assets at fair value through P&L	Non-UK	76,369
Interest earning assets at fair value through P&L	Total	261,070
Total interest earning assets		721,593
Impairments		(4,852)
Non-interest earning assets		412,510
Total		1,129,251
Percentage of total average interest earning assets in offices outside the UK		42%
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
cOther interest and similar income principally includes interest income relating to hedging activity.

Barclays Bank PLC 2022 Annual Report on Form 20-F	233

Additional unaudited information
Additional financial disclosure

Liabilities
		2022
		Average balance	Interest expense	Interest income[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	153,385	2,000	(8)	1,992	1.3
Deposits at amortised cost	Non-UK	81,715	1,077	(67)	1,010	1.2
Deposits at amortised cost	Total	235,100	3,077	(75)	3,002	1.3
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	1,189	27	—	27	2.3
Federal funds purchased	Total	1,189	27	—	27	2.3
Cash collateral	UK	50,430	365	(63)	302	0.6
Cash collateral	Non-UK	22,610	31	—	31	0.1
Cash collateral	Total	73,040	396	(63)	333	0.5
Debt securities in issue	UK	11,677	538	—	538	4.6
Debt securities in issue	Non-UK	21,987	539	—	539	2.5
Debt securities in issue	Total	33,664	1,077	—	1,077	3.2
Commercial paper	UK	14,655	130	(62)	68	0.5
Commercial paper	Non-UK	15,247	266	(5)	261	1.7
Commercial paper	Total	29,902	396	(67)	329	1,1
Subordinated liabilities	UK	32,664	943	—	943	2.9
Subordinated liabilities	Non-UK	527	23	—	23	4.4
Subordinated liabilities	Total	33,191	966	—	966	2.9
Repurchase agreements	UK	10,036	41	—	41	0.4
Repurchase agreements	Non-UK	2,982	12	(3)	9	0.3
Repurchase agreements	Total	13,018	53	(3)	50	0.4
Other interest and similar expense[b]		—	389	(208)	181	—
Total interest bearing liabilities not at fair value through income statement		419,104	6,381	(416)	5,965	1.4
Interest bearing liabilities at fair value through income statement	UK	273,623
Interest bearing liabilities at fair value through income statement	Non-UK	66,573
Interest bearing liabilities at fair value through income statement	Total	340,196
Total interest bearing liabilities		759,300
Interest free customer deposits	UK	46,670
Interest free customer deposits	Non-UK	17,131
Interest free customer deposits	Total	63,801
Other non-interest bearing liabilities		412,674
Shareholders' equity		58,457
Total		1,294,232
Percentage of total average interest earning liabilities in offices outside the UK		28%
Notes
aNegative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bOther interest and similar expense principally relates to hedging activity.

Barclays Bank PLC 2022 Annual Report on Form 20-F	234

Additional unaudited information
Additional financial disclosure

Liabilities		2021
		Average balance	Interest expense	Interest income[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	130,828	112	(55)	57	—
Deposits at amortised cost	Non-UK	69,811	218	(77)	141	20.0
Deposits at amortised cost	Total	200,639	330	(132)	198	10.0
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	788	1	—	1	10.0
Federal funds purchased	Total	788	1	—	1	10.0
Cash collateral	UK	44,591	42	(40)	2	—
Cash collateral	Non-UK	16,036	22	—	22	10.0
Cash collateral	Total	60,627	64	(40)	24	—
Debt securities in issue	UK	9,295	290	—	290	310.0
Debt securities in issue	Non-UK	12,745	95	—	95	70.0
Debt securities in issue	Total	22,040	385	—	385	170.0
Commercial paper	UK	9,094	4	(26)	(22)	(20.0)
Commercial paper	Non-UK	11,337	24	(6)	18	20.0
Commercial paper	Total	20,431	28	(32)	(4)	—
Subordinated liabilities	UK	29,757	922	—	922	310.0
Subordinated liabilities	Non-UK	227	12	—	12	530.0
Subordinated liabilities	Total	29,984	934	—	934	310.0
Repurchase agreements	UK	8,793	15	—	15	20.0
Repurchase agreements	Non-UK	2,542	1	(44)	(43)	(170.0)
Repurchase agreements	Total	11,335	16	(44)	(28)	(20.0)
Other interest and similar expense[b]		—	841	(374)	467	—
Total interest bearing liabilities not at fair value through income statement		345,844	2,599	(622)	1,977	60.0
Interest bearing liabilities at fair value through income statement	UK	268,067
Interest bearing liabilities at fair value through income statement	Non-UK	55,754
Interest bearing liabilities at fair value through income statement	Total	323,821
Total interest bearing liabilities		669,665
Interest free customer deposits	UK	45,498
Interest free customer deposits	Non-UK	15,179
Interest free customer deposits	Total	60,677
Other non-interest bearing liabilities		343,510
Shareholders' equity		53,872
Total		1,127,724
Percentage of total average interest earning liabilities in offices outside the UK		25%
Notes
aNegative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table
bOther interest and similar expense principally includes interest expense relating to hedging activity.

Barclays Bank PLC 2022 Annual Report on Form 20-F	235

Additional unaudited information
Additional financial disclosure

Liabilities		2020
		Average balance	Interest expense	Interest income[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	130,760	200	(15)	185	0.1
Deposits at amortised cost	Non-UK	70,552	443	(15)	428	0.6
Deposits at amortised cost	Total	201,312	643	(30)	613	0.3
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	155	1	—	1	0.6
Federal funds purchased[b]	Total	155	1	—	1	0.6
Cash collateral	UK	53,245	96	(31)	65	0.1
Cash collateral	Non-UK	13,921	38	—	38	0.3
Cash collateral	Total	67,166	134	(31)	103	0.2
Debt securities in issue	UK	10,208	54	—	54	0.5
Debt securities in issue	Non-UK	13,358	274	(2)	272	2.0
Debt securities in issue	Total	23,566	328	(2)	326	1.4
Commercial paper	UK	7,727	16	—	16	0.2
Commercial paper	Non-UK	10,185	80	—	80	0.8
Commercial paper[b]	Total	17,912	96	—	96	0.5
Subordinated liabilities	UK	34,573	1,104	—	1,104	3.2
Subordinated liabilities	Non-UK	220	8	—	8	3.6
Subordinated liabilities	Total	34,793	1,112	—	1,112	3.2
Repurchase agreements	UK	7,245	29	—	29	0.4
Repurchase agreements	Non-UK	1,321	7	(5)	2	0.2
Repurchase agreements	Total	8,566	36	(5)	31	0.4
Other interest and similar expense[c]		—	496	—	496	—
Total interest bearing liabilities not at fair value through income statement		353,470	2,846	(68)	2,778	0.8
Interest bearing liabilities at fair value through income statement	UK	239,987
Interest bearing liabilities at fair value through income statement	Non-UK	51,887
Interest bearing liabilities at fair value through income statement	Total	291,874
Total interest bearing liabilities		645,344
Interest free customer deposits	UK	38,136
Interest free customer deposits	Non-UK	12,860
Interest free customer deposits	Total	50,996
Other non-interest bearing liabilities		377,157
Shareholders' equity		55,754
Total		1,129,251
Percentage of total average interest earning liabilities in offices outside the UK		25%
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
cOther interest and similar expense principally includes interest expense relating to hedging activity.

Barclays Bank PLC 2022 Annual Report on Form 20-F	236

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

Interest income
		2022/2021 Change due to increase/(decrease) in:			2021/2020 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Cash and balances at central banks	UK	794	38	756	(28)	2	(30)
Cash and balances at central banks	Non-UK	1,289	(11)	1,300	(93)	(8)	(85)
Cash and balances at central banks	Total	2,083	27	2,056	(121)	(6)	(115)
Loans and advances at amortised cost	UK	1,183	467	716	376	(50)	426
Loans and advances at amortised cost	Non-UK	2,007	867	1,140	(618)	(363)	(255)
Loans and advances at amortised cost	Total	3,190	1,334	1,856	(242)	(413)	171
Cash collateral	UK	285	22	263	(85)	(33)	(52)
Cash collateral	Non-UK	36	(2)	38	(48)	4	(52)
Cash collateral	Total	321	20	301	(133)	(29)	(104)
Reverse repurchase agreements	UK	6	—	6	3	(1)	4
Reverse repurchase agreements	Non-UK	7	(1)	8	8	2	6
Reverse repurchase agreements	Total	13	(1)	14	11	1	10
Interest earning assets at fair value through other comprehensive income	UK	1,050	(31)	1,081	(207)	(29)	(178)
Interest earning assets at fair value through other comprehensive income	Non-UK	63	24	39	(17)	1	(18)
Interest earning assets at fair value through other comprehensive income	Total	1,113	(7)	1,120	(224)	(28)	(196)
Other interest and similar income		(407)	—	(407)	78	—	78
Total interest receivable		6,313	1,373	4,940	(631)	(475)	(156)

Barclays Bank PLC 2022 Annual Report on Form 20-F	237

Additional unaudited information
Additional financial disclosure

Interest expense
		2022/2021 Change due to increase/(decrease) in:			2021/2020 Change due to increase/(decrease) in:[a]
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Deposits at amortised cost	UK	1,935	12	1,923	(128)	—	(128)
Deposits at amortised cost	non-UK	869	28	841	(287)	(4)	(283)
Deposits at amortised cost	Total	2,804	40	2,764	(415)	(4)	(411)
Federal funds purchased	UK	—	—	—	—	—	—
Federal funds purchased	non-UK	26	2	24	—	2	(2)
Federal funds purchased	Total	26	2	24	—	2	(2)
Cash Collateral	UK	300	—	300	(63)	(10)	(53)
Cash Collateral	non-UK	9	9	—	(16)	5	(21)
Cash Collateral	Total	309	9	300	(79)	(5)	(74)
Debt securities in issue	UK	248	86	162	236	(5)	241
Debt securities in issue	non-UK	444	107	337	(177)	(11)	(166)
Debt securities in issue	Total	692	193	499	59	(16)	75
Commercial paper	UK	90	(6)	96	(38)	3	(41)
Commercial paper	non-UK	243	8	235	(62)	8	(70)
Commercial paper	Total	333	2	331	(100)	11	(111)
Subordinated liabilities	UK	21	86	(65)	(182)	(150)	(32)
Subordinated liabilities	non-UK	11	13	(2)	4	—	4
Subordinated liabilities	Total	32	99	(67)	(178)	(150)	(28)
Repurchase agreements	UK	26	2	24	(14)	5	(19)
Repurchase agreements	non-UK	52	(6)	58	(45)	—	(45)
Repurchase agreements	Total	78	(4)	82	(59)	5	(64)
Other interest and similar expense		(286)	—	(286)	(29)	—	(29)
Total interest payable		3,988	341	3,647	(801)	(157)	(644)
Note
a.Following a change in reporting requirements, federal funds purchased and commercial paper have been presented separately for the average balance sheet. Federal funds purchased were previously shown within deposits at amortised cost and commercial paper was previously shown within debt securities in issue. Prior year comparatives have been re-presented.

Barclays Bank PLC 2022 Annual Report on Form 20-F	238

Additional unaudited information
Additional financial disclosure
Average deposits at amortised cost and the average interest rate paid
The following tables present average deposits at amortised cost and their associated interest expense by deposit type.

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2022	£m	£m	%
Current and demand accounts
– interest free	63,801	—	—
– interest bearing	54,152	386	0.7
Savings accounts	35,139	346	1.0
Other time deposits- retail	19,601	213	1.1
Other time deposits- wholesale	127,397	2,159	1.7
Total	300,090	3,104	1.0

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2021	£m	£m	%
Current and demand accounts
– interest free	60,677	—	—
– interest bearing	49,488	36	0.1
Savings accounts	34,778	75	0.2
Other time deposits- retail	14,814	31	0.2
Other time deposits- wholesale	102,347	189	0.2
Total	262,104	331	0.1

	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2020	£m	£m	%
Current and demand accounts
– interest free	50,996	—	—
– interest bearing	42,717	63	0.1
Savings accounts	32,257	113	0.4
Other time deposits- retail	17,242	81	0.5
Other time deposits- wholesale	109,252	387	0.4
Total	252,464	644	0.3

Barclays Bank PLC 2022 Annual Report on Form 20-F	239

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
This risk element in loans and advances at amortised cost may be analysed between the United Kingdom and Rest of the World as follows:

Risk elements in loans and advances at amortised cost
	2022	2021	2020
As at 31 December	£m	£m	£m

Gross stage 3 credit impaired loans
United Kingdom	580	609	1,016
Rest of the world	2,990	2,739	4,103
Total	3,570	3,348	5,119

Interest forgone on risk elements in loans and advances
	2022	2021	2020
As at 31 December	£m	£m	£m

Interest income that would have been recognised under the original contractual terms
United Kingdom	—	—	—
Rest of the World	44	39	69
Total	44	39	69

Barclays Bank PLC 2022 Annual Report on Form 20-F	240

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
In order to assess asset credit quality, 12-month PDs are used to map assets into strong, satisfactory, higher risk or credit impaired. A credit risk profile by internal PD grade for gross loans and advances at amortised cost and allowance for ECL is shown in the credit risk section on page 81, analysing each of these categories by stage.
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
Impairment
Loans and Advances at fair value are not subject to ECL under IFRS 9 and are excluded from the disclosure below.

Allocation of the Allowance for Credit Losses
Balance at end of period applicable to:	Amount			% of loans in each category to total loans
	2022	2021	2020	2022	2021	2020
As at 31 December	£m	£m	£m
Loans and Advances at amortised cost to Banks	11	2	4	5.7%	6.8%	7.2%
Loans and Advances at amortised cost to Customers	3,768	3,484	5,052	94.2%	93.2%	92.6%
Financial Assets at Fair Value through Other Comprehensive Income	—	—	—	0.1%	—%	0.2%
Loans and Advances[a]				100%	100%	100%

Net Charge offs during the period to average loans outstanding
	Amount
	2022	2021	2020
As at 31 December	£m	£m	£m

Loans and Advances at amortised cost to Banks
Net charge off	—	—	—
Average loans	10,225	9,381	9,703
Ratio %	—	—	—
Loans and Advances at amortised cost to Customers
Net charge off	750	1,417	969
Average loans	139,710	114,757	128,770
Ratio %	0.5%	1.2%	0.8%
Financial Assets at Fair Value through Other Comprehensive Income
Net charge off	—	—	—
Average loans	221	110	418
Ratio	—%	—%	—%

Barclays Bank PLC 2022 Annual Report on Form 20-F	241

Additional unaudited information
Additional financial disclosure

Consolidated Basis
Allowance for Credit losses to total loans outstanding	Amount
	2022	2021	2020
As at 31 December	£m	£m	£m
Allowance for credit losses[b]	3,779	3,486	5,055
Total loans outstanding[c]	159,205	129,304	124,352
Ratio	2.4%	2.7%	4.1%
Notes
a.Total Loans outstanding excludes Debt Securities at amortised cost.
b.Allowance for credit losses: Impairment allowance on Loans & Advances at amortized cost has increased to £3.8bn (2021: £3.5bn), On balance sheet coverage has reduced to 2.4%(2021:2.7%) driven by changes in portfolio mix.
c.Loans Outstanding: Gross loans and Advances increased to £159bn (2021: £129bn), Growth of £30bn is attributable to strong customer demand in investment banking £17bn, £9bn in credit cards driven by organic growth and strategic acquisitions and £1.8bn increase in corporate banking driven by higher working capital demand.

Barclays Bank PLC 2022 Annual Report on Form 20-F	242

Additional unaudited information
Additional financial disclosure
Maturity analysis of Gross loans and advances
Traded Loans are included in the 'on demand' column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity since these items are not held for settlement according to such maturity and will frequently be settled before contractual maturity at fair value.

Maturity analysis of Gross loans and advances

	Less than 1 year	One to Five Years	Five to fifteen years	Over fifteen years	Total
As at 31 December 2022	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	8,972	—	—	—	8,972
Loans and Advances at Amortised cost to Customers	44,071	74,965	23,213	7,762	150,011
Financial Assets at Fair Value Through Other Comprehensive Income	—	222	—	—	222
Loans and Advances at Fair Value through Profit and Loss	32,869	2,882	836	863	37,450
Traded loans	13,198	—	—	—	13,198
Total Gross loans and advances	99,110	78,069	24,049	8,625	209,853
	Less than 1 year	One to Five Years	Five to fifteen years	Over fifteen years	Total
As at 31 December 2021	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	8,751	—	—	—	8,751
Loans and Advances at Amortised cost to customers	35,881	57,528	20,036	7,055	120,500
Financial Assets at Fair Value Through Other Comprehensive Income	53	—	—	—	53
Loans and Advances at Fair Value through Profit and Loss	30,386	2,621	1,737	1,158	35,902
Traded loans	12,525	—	—	—	12,525
Total Gross loans and advances	87,596	60,149	21,773	8,213	177,731

Interest rate sensitivity of gross loans and advances. Maturity > 1 year
		2022			2021
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
As at 31 December	£m	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	—	—	—	—	—	—
Loans and Advances at Amortised cost to customers	16,153	89,787	105,940	11,691	72,928	84,619
Financial Assets at Fair Value Through Other Comprehensive Income	—	222	222	—	—	—
Loans and Advances at Fair Value through Profit and Loss	1,318	3,262	4,580	3,333	2,183	5,516
Gross loans and advances	17,471	93,271	110,742	15,024	75,111	90,135

Barclays Bank PLC 2022 Annual Report on Form 20-F	243

Additional unaudited information
Additional financial disclosure

Notional principal amounts of credit derivatives
	2022	2021	2020
As at 31 December	£m	£m	£m
Credit derivatives held or issued for trading purposes[a]	1,727,220	1,272.104	847,845
Note
aIncludes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

Barclays Bank PLC 2022 Annual Report on Form 20-F	244

Additional unaudited information
Additional financial disclosure
Performance Review
Overview
Barclays Bank PLC (BBPLC or the Company) is a wholly-owned subsidiary of Barclays PLC. The consolidation of Barclays Bank PLC and its subsidiaries is referred to as the Barclays Bank Group. The term Barclays refers to either Barclays PLC (BPLC) or, depending on the context, the Barclays Group. The term Barclays Group refers to BPLC together with its subsidiaries.
Barclays Bank PLC is the non ring-fenced bank within the Barclays Group. The Barclays Bank Group contains the majority of the Barclays Group’s Barclays International division, which is comprised of the Corporate and Investment Bank (CIB) and Consumer, Cards and Payments (CC&P) businesses. Barclays Bank PLC offers customers and clients a range of products and services spanning consumer and wholesale banking and is supported by the Barclays Group-wide service company, Barclays Execution Services Limited (BX), which provides technology, operations and functional services to businesses across the Barclays Group.
Barclays Bank PLC is focused on delivering for customers and clients around the world. Our diversified business portfolio provides balance, resilience and exciting opportunities. Barclays Bank PLC has strong global market positions and continues to invest in people and technology with the aim of delivering sustainable returns.
Our structure
CIB
The CIB comprises Investment Banking, Corporate Banking and Global Markets, aiding money managers, financial institutions, governments, supranational organisations and corporate clients to manage their funding, financing, strategic and risk management needs.
•Investment Banking provides clients with strategic advice on mergers and acquisitions (M&A), corporate finance and financial risk management solutions, as well as equity and debt issuance services.
•Corporate Banking provides working capital, transaction banking (including trade and payments), and lending for multinational, large and medium corporates, and for financial institutions.
•Our Global Markets business provides a broad range of clients with market insight, execution services, tailored risk management and financing solutions across equities, credit, securitisations, rates and foreign exchange products.
CC&P
CC&P is comprised of our International Cards and Consumer Bank, Private Bank and Barclaycard Payments business.
•As part of our International Cards and Consumer Bank, in the US we have a partnership-focused business model, offering co-branded and private-label credit cards to consumers through our relationships with some of America's well known brands, including American Airlines and Gap Inc. We also offer online retail deposits products (savings and certificates of deposit), personal loans, instalment payments and point-of-sale financing.
•In Germany, we offer multiple consumer products, including own-branded and co-branded credit cards, online loans, electronic Point of Sale (ePOS) financing and deposits.
•Our Private Bank offers banking, credit and investment capabilities to meet the needs of our clients across the UK, Europe, the Middle East and Africa, and Asia.
•Barclaycard Payments enables businesses of all sizes to make and receive payments.
Market and operating environment
CIB
We saw geopolitical unrest due to the conflict in Ukraine, global inflationary pressures and responsive monetary policy action. Bond markets in particular were affected, with growths in yields not seen for decades. Global equity markets declined double digit percentages in the context of these macro drivers1.
As a consequence of this macroeconomic instability, global capital markets retreated to pre-pandemic levels from their record highs in 2021. Market volatility, inflation and geopolitical uncertainty created headwinds for dealmaking across all products, with significant declines in High Yield bonds (-80%) and Initial Public Offerings (-70%)2.
Across our CIB businesses, the opportunities presented by the climate transition change and the broader sustainability agenda continued to grow despite challenging market conditions.
Note
1 Bloomberg
2 Dealogic for the period covering 1 January 2021 to 31 December 2022

Barclays Bank PLC 2022 Annual Report on Form 20-F	245

Additional unaudited information
Additional financial disclosure
CC&P
We continue to see recovery in consumer activity and spending post the COVID-19 pandemic. As cash usage declines and online transactions grow, the shift towards digital services and payments continues.
We are seeing a rise in the popularity of alternative payment methods such as Buy Now Pay Later and Open Banking, not only online but also face to face, as consumer behaviour continues to evolve and the need for omni-channel integrated solutions increases.
The rise in inflation and the interest rate environment are driving changes in consumer behaviour, particularly around demand for personal loans and the impact of the increasing cost of borrowing.
Market uncertainty has moderated Private Bank clients' appetite to invest in regular equity related strategies, while the comeback of significant positive fixed income yields has created strong tailwinds for alternate strategies. In parallel, higher market volatility is supporting strong investment in transactional activity and revenue as well as supporting demand for private market funds.
With an increasing regulatory focus on consumer protection (including the FCA’s Consumer Duty due to come into force in July 2023), we continue to provide customers and clients with the information and tools to select the right products and services best suited for their needs. This is at the foundation of our business, ensuring we act to deliver good outcomes and avoid harms for our customers and clients.
Focus areas
CIB
We continue to invest to deliver sustainable growth in the CIB.
•Investing in high-growth sectors and maintaining high returns in Investment Banking: We are continuing to invest in high-growth sectors such as Technology and Healthcare, and we aim to sustain the investment we have made in our high-returning, fee-driven M&A and Equities businesses.
•Becoming an electronic-first Global Markets business, growing in targeted areas: In Global Markets, we are prioritising service excellence for our clients through simplification of our systems architecture, investing in Prime Brokerage, further bolstering our intermediation businesses and focusing on financing solutions to build a diversified portfolio that performs across the economic cycle.
•Capturing opportunities as we transition to a low-carbon economy: We aim to support clients who want to make their business models more sustainable, and use our scale and capital markets expertise to mobilise capital for the transition to a low-carbon economy.
•Improving integration: Across our businesses we are focused on serving clients in an integrated way. Our efforts to broaden and deepen our CIB offering across Europe will form an important part of this effort. In Corporate Banking we will continue to focus on delivering enhancements to how we engage with clients through our digital proposition, and will continue to build our capabilities in the US and Europe. Broadly we are focused on being a leading provider of digitally-enabled lending and transaction banking services to our clients in our chosen markets across the globe.
CC&P
We strive to deliver next-generation, digitised consumer financial services, offering best-in-class finance, private banking and payment solutions.
•Responding to changing consumer behaviour: We continue to invest in the digitalisation of our businesses, delivering new products and capabilities to reflect growing trends. This includes focusing on scaling our existing e-commerce solutions to add further value to our digitally engaged customers, small businesses and corporates.
•Building a more efficient and seamless business: We are accelerating our automation agenda to drive operational efficiency and create a more seamless digital customer experience.
•Winning new partnerships: We are focused on broadening relationships with our existing partners and pursuing new partnerships, particularly in the US. We are also building capabilities to offer new financing solutions across all our markets.
•Growing in key markets: We are continuing to drive growth in our strategic home and international markets. In 2023 the planned integration of the Private Bank and Barclays Bank UK's Wealth and Investment Management business will strengthen our position in the UK, while we continue to deepen our existing footprint outside the UK and further strengthen and expand our product capabilities.
Barclays Climate Strategy
Our climate strategy is driven by consideration of relevant risks and opportunities and our Purpose to deploy finance responsibly to support people and businesses, acting with empathy and integrity, championing innovation and sustainability, for the common good and the long-term.
In March 2020, Barclays announced its ambition to be a net zero bank by 2050, becoming one of the first banks to do so.
We are committed to achieving net zero operations and have made progress, having sourced 100% renewable electricity for our global real estate portfolio operationsa and created a pathway to address our supply chain emissions. We achieved 100% renewable energy by matching 100% of our electricity consumption with energy attribute certificates and green tariffs which is for us a transitional solution as we seek to increase the proportion of on-site renewable electricity sources and Power Purchase Agreements.
We are also committed to reducing our financed emissions, those deriving from the activities of the clients that we finance and those generated in their respective value chains, by providing financial advice and support as they transition to a low-carbon economy. We have now set 2030 reduction targets across five of the highest emitting sectors in our portfolio: Energy, Power, Cement, Steel and Automotive manufacturing and have assessed the baseline and convergence point for our Residential real estate portfolio.
We have developed a methodology for measuring our financed emissions and tracking them at a portfolio level against the goals and timelines of the Paris Agreement – this methodology is called BlueTrack™. All of our 2030 target-setting includes the integration of 1.5°C aligned scenarios, such as the IEA Net Zero 2050 scenario in our financed emission targets, and including the upper end of ranges for certain sectors.
Note
a.Global real estate portfolio includes offices, branches, campuses and data centres.

Barclays Bank PLC 2022 Annual Report on Form 20-F	246

Additional unaudited information
Additional financial disclosure
1) Achieving net zero operations
Barclays is working to reduce its Scope 1, Scope 2 and Scope 3b operational emissions consistent with a 1.5°C aligned pathway and counterbalance any residual emissions.
2) Reducing our financed emissions
Barclays is committed to aligning its financing with the goals and timelines of the Paris Agreement, consistent with scenarios limiting the increase in global temperatures to 1.5°C.
3) Financing the transition
Barclays is helping to provide the green and sustainable finance required to transform the economies, customers and clients we serve.
Our strategy is underpinned by the way we assess and manage our exposure to climate-related risk.
As a large global financial intermediary, Barclays also has an important role in helping channel investment into new green technologies and low-carbon infrastructure projects.
The transition to a low-carbon economy is today’s defining opportunity for innovation and growth. With the scale of investment needed estimated to be $4trn per year in renewables and a further $4-6trnc per year to get to a low carbon economy over the next 30 years, Barclays is helping to provide the green and sustainable finance required to transform the economies we serve. We surpassed our 2018 target to deliver £150bn of social and environmental financing by 2025 and we are still on track to meet our goal to deliver £100bn of green finance well ahead of 2030.
We keep our policies, targets and progress under review in light of the rapidly changing external environment and the need to support governments and clients in delivering an orderly energy transition and providing energy security. The trajectory for our clients’ transition to a low-carbon economy is influenced by a number of external factors, including market developments, technological advancement, the public policy environment, geopolitical developments and regional variations, behavioural change in society and the scale of change needed to adapt their business models. Client transition pathways will vary, even within the same sectors and geographies.
Many highly carbon-intensive sectors require finance to transition. Restricting the flow of capital to these sectors could be harmful to the pace of the transition, limiting the real terms impact on global warming. However, we anticipate that companies which are unwilling to reduce or eliminate their emissions consistent with internationally accepted pathways may find it increasingly difficult to access financing, including through Barclays.
Our strategy is underpinned by the way we assess and manage our exposure to climate-related risk. Climate risk became a Principal Risk at Barclays in 2022.
We monitor financing transactions through our due diligence and have declined financing to clients that have not been able to meet our policies after taking into account all relevant considerations.
After a strategic review of the Group’s capabilities, market demand and growth opportunities, we announced in December 2022, new targets to:
•facilitate $1 trillion of Sustainable and Transition Financing between 2023 and the end of 2030.
•increase investment into global climate tech start-ups to £500m through our Sustainable Impact Capital portfolio by the end of 2027.
Over the coming years, our strategy will continue to evolve and adapt to reflect external factors affecting the shape and timing of the transition to a low-carbon economy, similar to those impacting our clients' transitions. Progress is likely to vary year to year and we need to be able to adapt our approach to respond to external circumstances and to manage the effectiveness and impact of our support for the transition, whilst remaining focused on our ambition of becoming a net zero bank by 2050.
Note
b.We define our Scope 3 operational emissions to include supply chain, waste, business travel and leased assets
c.$4-6trn as referenced at COP27 at unfccc.int/documents/624444 as well as the United Nations Environment Programme - Emissions Gap Report 2022 at unep.org/resources/emissions-gap-report-2022.

Barclays Bank PLC 2022 Annual Report on Form 20-F	247

Glossary of terms
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in the CRR largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Measurement Approach (AMA)’ An approach used to quantify required capital for operational risk. Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.
‘Agency Bonds’ Bonds issued by state and/or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (e.g. Barclays) trading on US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The Probability of Default (PD) over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
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
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Barclays Africa Group Limited (now Absa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September 2022, the Barclays Group has now exited its shareholding in Absa Group Limited.

Barclays Bank PLC 2022 Annual Report on Form 20-F	248

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted Loan to Value (LTV) ratio is calculated using the following formula: LTV = ((loan 1 balance x Marked to market (MTM) LTV% for loan 1) + (loan 2 balance x Marked to market (MTM) LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Barclays’ or ’Barclays Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Operating Businesses’ The core Barclays businesses operated by Barclays UK (which consists of the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses) and Barclays International (consists of the Corporate and Investment Bank and Consumer, Cards and Payments businesses).
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Group.
‘Barclays International’ The segment of Barclays held by Barclays Bank PLC.  The division consists of the Corporate and Investment Bank and Consumer, Cards and Payments businesses.
‘Barclays UK’ The segment of Barclays held by Barclays Bank UK PLC.  The division includes the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK Government (British Business Bank) backed loan scheme which allowed SMEs to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions. The scheme closed on 31 March 2021.
‘Business Banking’ Serves business clients, from high growth start-ups to small and medium-sized businesses, with specialist advice for their business banking needs.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the Investment Bank.
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
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the Countercyclical Capital Buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package, amends the CRD. These amendments entered into force from 27 June 2019, with EU member states required to adopt the measures within Directive (EU) 2019/878 by 28 December 2020. CRD forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended.

Barclays Bank PLC 2022 Annual Report on Form 20-F	249

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity. Between 27 June 2019 and 28 June 2023, CRR will be amended in line with the requirements of amending Regulation (EU) 2019/876 (CRR II). CRR, as amended by CRR II, forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended.
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II will be introduced between 27 June 2019 and 28 June 2023. Following a consultation process in 2021, the PRA finalised their implementation of the CRR II package through Policy Statement 22/21. The finalised requirements were implemented in the UK through the PRA Rulebook with effect from 1 January 2022.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy capital requirements under CRD. Referred to as ‘own funds’ within EU and UK regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
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
‘Client Assets’ Assets managed or administered by the Barclays Group on behalf of its clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘Climate risk’ The impact on Financial and Operational Risks arising from climate change through physical risks, risks associated with transitioning to a lower carbon economy and connected risks arising as a result of second order impacts of these two drivers on portfolios.
•Physical risks: Physical risks resulting from a changing climate can be event driven (acute risks), including increased severity of extreme weather events such as cyclones, hurricanes and floods. Longer term shifts in climate patterns (chronic risks) arise from sustained higher temperatures that may cause rises in sea levels, rising mean temperatures and more severe weather events. These changes are likely to lead to risks for sovereigns, business models and supply chains.

•Transition risks: The transition to a lower carbon economy will involve significant rapid policy, regulatory and legal changes, as evolving technology and markets adapt to a changing climate and associated impacts. These changes will lead to risks for sovereigns, business models and supply chains.
•Connected risks: The second-order risks arising from physical or transition risk impacts. Connected risk is diverse, impacting customer and wholesale portfolios.
‘CLOs and Other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
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
‘Combined Buffer Requirement (CBR)’ In the context of the CRD capital obligations, the total Common Equity Tier 1 capital required to meet the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the counter-cyclical buffer, and the O-SII buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

Barclays Bank PLC 2022 Annual Report on Form 20-F	250

‘Committee of Sponsoring Organizations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
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
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Conduct risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Group’s products and services.
‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Consumer, Cards and Payments (CC&P)’ Comprises the International Cards and Consumer Bank (including Barclays US Consumer Bank and Barclaycard Germany), Payments (including merchant acquiring and commercial payments) and Private Bank businesses.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS scheme provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
‘Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility (CCFF)) adversely impacted by COVID-19. The CLBILS scheme provided loans of up to £200 million which are backed by an 80% UK Government (BBB) guarantee. This scheme ended on 31 March 2021.
‘Corporate and Investment Bank (CIB)’ The Investment Banking, Corporate Banking and Global Markets businesses which form part of Barclays International.
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
‘Covid Corporate Financing Facility (CCFF)’ Bank of England (BOE) scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge COVID-19 disruption to their cash flows. The Bank of England provided

Barclays Bank PLC 2022 Annual Report on Form 20-F	251

liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acts as dealer. This scheme closed for new purchases of commercial paper with effect from 23 March 2021.
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
‘Credit impairment charges’ Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances, and available for sale and other assets.
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
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
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ In the context of the Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost”.
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘DBRS’ DBRS Morningstar, a credit rating agency.
‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Group due to any failure to perform contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the PD risk.
‘Default fund contributions’ The contribution made by members of a Central Counterparty (CCP).  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.

Barclays Bank PLC 2022 Annual Report on Form 20-F	252

‘Delinquency’ See ‘Arrears’.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total DVaR.
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
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of CIB.
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight/short-term equity investment and to smooth the income over a medium/long term.
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
‘European Banking Authority (EBA)’ The EBA is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.
‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 20 European Union countries that have adopted the Euro as their common currency. The 19 countries are Austria, Belgium, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based credit risk approach for capital adequacy calculations. It is measured as the Barclays Group's modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

Barclays Bank PLC 2022 Annual Report on Form 20-F	253

‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer’s or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘External ratings based approach / internal assessment approach (SEC-ERBA / IAA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Exchange-traded notes’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.
'FICC' Represents Macro (including rates and currency), Credit and Securitised products, part of CIB.

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
‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of customers of authorised financial services firms that are unable to pay claims.
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
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan subject to applicable law and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	254

reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
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
‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of global systemically important banks.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined buffers that apply to the bank.
‘G-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
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
‘Head Office’ Comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses.
‘High-Net-Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.
‘High quality liquidity assets (HQLA)’ HQLA comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
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
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, transitional arrangements under which Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.

Barclays Bank PLC 2022 Annual Report on Form 20-F	255

‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.
‘Income’ Total income, unless otherwise specified.
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within Barclays responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
‘Insurance Risk’ The risk of the Barclays Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
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

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s Net Interest Margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

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
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Group identifies, manages and qualifies the risks it is exposed to, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
•Advanced Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
•Foundation Internal Ratings Based (F-IRB): the bank applies its own PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘IRB Roadmap’ Introduction of several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. PRA required UK firms to implement these changes from 1 January 2022.
‘Investment Bank’ The Barclays Group’s investment bank which consists of origination led and returns focused Global Markets and Investment Banking businesses, which forms part of the Corporate and Investment Bank segment of Barclays International.
‘Investment Banking Fees’ In the context of Investment Bank analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

Barclays Bank PLC 2022 Annual Report on Form 20-F	256

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

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach (AMA) calculation of regulatory and economic capital requirements.
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible capital.
‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Group to meet its legal obligations including regulatory or contractual requirements.
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
‘Level 1 assets’ High quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), comprising Level 2A assets, including, e.g. lower quality government securities, Covered Bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of High quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include cash and claims on central governments and central banks.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework, which is sanctioned by the Board Risk Committee, incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.
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
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market, currently phased out for certain currencies.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	257

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio’.
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.
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
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). CRD IV places restrictions on a bank’s dividend, AT1 coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from under 1 year to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
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
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended from time to time), as applicable. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk models laid down by the CRR and supervised by the PRA.
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
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity

Barclays Bank PLC 2022 Annual Report on Form 20-F	258

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
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, corporate bonds and issued notes.
‘Non-Model Method (NMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.
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
‘Operational risk’ The risk of loss to the Barclays Group from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operational Riskdata eXchange Association (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that O-SIIs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system. As part of the implementation of CRD V requirements in the UK, the Other Systemically Important Institutions (O-SII) Buffer replaced the CRD IV Systemic Risk Buffer.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over-issuance of Securities’ over-issuance of US securities under the Barclays Bank PLC’s US shelf registration statements filed with the SEC in 2018 and 2019.
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
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.

‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

Barclays Bank PLC 2022 Annual Report on Form 20-F	259

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.
‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Personal Banking’ The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
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
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short-term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
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
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC Annual Report.
‘Pro-cyclicality’ Movements in financial variables (including capital requirements) following natural fluctuations in the economic cycle, where the subsequent impact on lending or other market behaviours acts as an amplification of the economic cycle by the financial sector.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally pplicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	260

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
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on the balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium-term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Capital Requirements Regulation (CRR) Article 154.4. It includes most types of credit card exposure.
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
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
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
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
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
‘Return on average Risk Weighted Assets’ Statutory profit after tax as a proportion of average RWAs.

Barclays Bank PLC 2022 Annual Report on Form 20-F	261

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
‘Risk weighted assets (RWAs) / Risk weighted exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.
‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘RWA Flow/movements in RWAs’
Book size/Asset size
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:
•new business and maturing loans
•changes in product mix and exposure growth for existing portfolios
•book size reductions owing to risk mitigation and write-offs.
Market risk
This represents RWA movements owing to the changes in risk level i.e. trading positions and volumes driven by business activity.

Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:
•PD migration and LGD changes driven by economic conditions
•ratings migration for standardised exposures
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:
•updates to existing model inputs driven by both internal and external review
•model enhancements to improve models performance
Market risk
This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.
Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes. This includes, but is not exclusive to:
•updates to RWA calculation methodology, communicated by the regulator
•the implementation of credit risk mitigation to a wider scope of portfolios
Market risk

Barclays Bank PLC 2022 Annual Report on Form 20-F	262

This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk.
Acquisitions and disposals
This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of banking and trading portfolios.
Foreign exchange movements
This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the Barclays business area or portfolio and our presentational currency for consolidated reporting. It should be noted that foreign exchange movements shown in RWA flow or movements in RWAs tables do not include the impact of foreign exchange for the counterparty credit risk or market risk RWAs.
Other
This is the movement in RWAs driven by items that cannot be reasonably assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.
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
‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.
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
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement in accordance with Article 429g of CRR, as amended by Regulation (EU) 2019/876 (CRR II).
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach as described in Capital Requirements Regulation (CRR) Article 147.8. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in CRR Article 153.5.

Barclays Bank PLC 2022 Annual Report on Form 20-F	263

‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed as part of the UK implementation of CRR II from 1 January 2022. Since 1 January 2022, software assets are fully deducted from CET 1 capital.
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
‘Standard & Poor’s’ A credit rating agency.
'Standardised Approach for Counterparty Credit Risk (SA-CCR)' The approach for the calculation of Exposure at Default for derivative and long-settlement transactions introduced in the UK under CRR II from 1 January 2022.  This is a more risk sensitive approach that replaces the Current Exposure Method (CEM) and Standardised Method (SM) applicable under CRR.
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
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
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
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under Article 352(2) of the CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15 December 2021 the PRA issued Barclays this permission, taking effect from 31 December 2021.  Any long FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	264

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
‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to operational and conduct risks.

‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital for the purposes of CRR.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.
‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL)’.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts, including accounts charged off to recoveries.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	265

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
‘UK leverage exposure’ Calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘UK leverage ratio’ As per the PRA rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage. From 1 January 2022, UK banks are subject to a single UK leverage ratio requirement.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
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
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using ‘Sterling Overnight Index Average (SONIA)’ as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
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

Barclays Bank PLC 2022 Annual Report on Form 20-F	266

EXHIBIT INDEX

Exhibit	Description

1.1	Articles of Association of Barclays Bank PLC (incorporated by reference to the 2021 Form 20-F, as amended, filed with the SEC on May 23, 2022)
2.1	Long Term Debt Instruments: Barclays Bank PLC is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of its total assets (on a consolidated basis) is authorised to be issued. Barclays Bank PLC hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.

2.2	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Barclays Bank PLC Directors Deferred Compensation Plan (incorporated by reference to the Barclays Bank PLC Registration Statement on Form S-8 (File no. 333-149301) filed on February 19, 2008)

4.2	Barclays Bank PLC Senior Management Deferred Compensation Plan (incorporated by reference to the Barclays Bank PLC Registration Statement on Form S-8 (File no. 333-149302) filed on February 19, 2008)

4.3
Barclays Bank PLC 1999 Barclays Bank PLC Deferred Compensation Plan (incorporated by reference to the Barclays Bank PLC Registration Statement on Form S-8 (File no. 333-112796) filed on February 13, 2004)

4.4
Barclays Bank PLC U.S. Senior Management Deferred Compensation Plan (incorporated by reference to the Barclays Bank PLC Registration Statement on Form S-8 (File no. 333-112797) filed on February 13, 2004)

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of KPMG LLP for incorporation by reference of reports in certain securities registration statements of Barclays Bank PLC.

99.1	A table setting forth the issued share capital of Barclays Bank Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2021.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

Barclays Bank PLC 2022 Annual Report on Form 20-F	267

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date February 15, 2023	Barclays Bank PLC (Registrant)

By
Steven Ewart, Chief Financial Officer

Barclays Bank PLC 2022 Annual Report on Form 20-F	268