Form 20-F
period 2023-12-31
BARCLAYS BANK PLC
filed 2024-02-20
CIK 312070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
KATHRYN ROBERTS, +44 (0)20 7116 3170, KATHRYN.ROBERTS@BARCLAYS.COM
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
Yes ☐    No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities
Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐    No ☐
SEC Form 20-F Cross reference information

Form 20-F item number	Page and caption references in this document*

1Identity of Directors, Senior Management and Advisers	Not applicable

2Offer Statistics and Expected Timetable	Not applicable
3Key Information
A.Reserved
B.Capitalization and indebtedness	Not applicable
C.Reason for the offer and use of proceeds	Not applicable
D.Risk factors	24-36
4.Information on the Company
A.History and development of the company	Omitted
B.Business overview	i (Market and other data), 25-27, 107-115, 135-136 (Note 2), 222
C.Organizational structure	194-198 (Notes 31 and 32), 217-221, 241
D.Property, plants and equipment	169-171 (Notes 18 and 19)
4AUnresolved staff comments	Not applicable
5Operating and Financial Review and Prospects
A.Operating results	24-47, 97, 107-115, 150-156 (Note 13)
B.Liquidity and capital resources	Omitted
C.Research and development, patents and licenses, etc.	Omitted
D.Trend information	24-36, 222-223
E.Critical Accounting Estimates	Not applicable
6Directors, Senior Management and Employees
A.Directors and senior management	Omitted
B.Compensation	Omitted
C.Board practice	2, 6-8, 10-11
D.Employees	Omitted
E.Share ownership	Omitted
F.Erroneously awarded compensation	Not applicable
7Major Shareholders and Related Party Transactions
A.Major shareholders	Omitted
B.Related party transactions	Omitted
C.Interests of experts and counsel	Not applicable
8Financial Information
A.Consolidated statements and other financial information	117-208 (Notes 1-40), 210
B.Significant changes	Not Applicable
9The Offer and Listing
A.Offer and listing details	Not applicable
B.Plan of distribution	Not applicable
C.Market	Not applicable
D.Selling shareholders	Not applicable
E.Dilution	Not applicable
F.Expenses of the issue	Not applicable
10Additional Information
A.Share capital	Not applicable
B.Memorandum and Articles of Association	209-211
C.Material contracts	Not applicable
D.Exchange controls	214
E.Taxation	211-214
F.Dividends and paying assets	Not applicable
G.Statement by experts	Not applicable
H.Documents on display	214
I.Subsidiary information	194-195 (Note 31), 217-221
J.Annual Report of Security Holders	Not applicable

11Quantitative and Qualitative Disclosure about Market Risk	21-115, 149-167 (Notes 12-16)
12Description of Securities Other than Equity Securities
A.Debt Securities	Not applicable
B.Warrants and Right	Not applicable
C.Other Securities	Not applicable
D.American Depositary Share	Not applicable
13Defaults, Dividends Arrearages and Delinquencies	Not applicable
14Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15Controls and Procedures
A.Disclosure controls and procedures	214
B.Management’s annual report on internal control over financial reporting	9
C.Attestation report of the registered public accounting firm	Not applicable
D.Changes in internal control over financial reporting	10
16AAudit Committee Financial Expert	Omitted
16BCode of Ethics	Omitted
16CPrincipal Accountant Fees and Services	10, 205 (Note 38)
16DExemptions from the Listing Standards for Audit Committees	Not applicable
16EPurchases of Equity Securities by the Issuer and Affiliated Purchasers	12
16FChange in Registrant’s Certifying Accountant	Not applicable
16GCorporate Governance	2-11
16HMine safety disclosure	Not applicable
16IDisclosure regarding foreign jurisdictions that prevent inspections	Not applicable
16JInsider Trading Policies	Not applicable
16KCybersecurity	17-18, 32-33, 104
17Financial Statements	(See Item 8)
18Financial Statements	Not applicable
19Exhibits	Exhibit Index
*Certain items are indicated as omitted as Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is a reporting company under the
Securities Exchange Act of 1934, and meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to annual reports on Form 20-F, and is therefore filing this Form 20-F with a reduced disclosure format.
Notes
The term the Barclays Bank Group refers to Barclays Bank PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2023 to the corresponding twelve months of 2022 and balance sheet analysis as at 31 December 2023 with comparatives relating to 31 December 2022. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and
‘€bn’ represent millions and thousands of millions of Euros respectively.
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. Barclays cautions readers that no forward-
looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’,
‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Barclays Bank Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the
Barclays Bank Group's future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG)
commitments and targets), plans and objectives for future operations and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices, and the interpretation thereof, changes in International Financial Reporting Standards and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the Barclays Bank Group's ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents, pandemics and similar events beyond the Barclays Bank Group’s control; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Barclays Bank Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; political elections; developments in the UK’s relationship with the
European Union (EU); the risk of cyberattacks, information or security breaches, technology failures or other operational disruptions and any subsequent impacts on the Barclays Bank Group’s reputation, business or operations; the Barclays Bank Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Barclays Bank Group’s forward-looking statements.
Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in Barclays Bank
PLC’s filings with the US Securities and Exchange Commission (SEC) (including, without limitation, Barclays Bank PLC’s Annual Report on Form 20-F for
the financial year ended 31 December 2023), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays Bank PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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
Governance
Contents

Our corporate governance processes and the role they play in supporting the delivery of our strategy.

Barclays Bank PLC 2023 Annual Report on Form 20-F	1
The Board
Details of the Directors who served during the financial year ended 31 December 2023 are set out in the table below, together with the composition of each of the Board’s Committees.
We welcomed Marc Moses and Julia Wilson to the Board as Non-Executive Directors on 23 January 2023 and 1 April 2023, respectively, and Mike Ashley stepped down from the Board on 3 May 2023. The Board is grateful for Mike's invaluable contribution to the Board during his tenure.

	Board	Nominations Committee	Audit Committee	Risk Committee	Remuneration Committee	Sustainability Committee[a]
Nigel Higgins Chairman of the Board	C	C				C
Robert Berry Independent Non-Executive Director	M		M	C		M
Anna Cross Executive Director	M
Mohamed A. El-Erian Independent Non-Executive Director	M	M		M
Dawn Fitzpatrick Independent Non-Executive Director	M			M	M	M
Mary Francis Independent Non-Executive Director	M				C	M
Marc Moses[b] Independent Non-Executive Director	M		M	M
Diane Schueneman Independent Non-Executive Director	M	M	M	M
C.S. Venkatakrishnan Executive Director	M					M
Julia Wilson[c] Independent Non-Executive Director	M	M	C	M	M	M
Former Directors
Mike Ashley[d] Independent Non-Executive Director	M		C, M	M
C Chair of Board or Board Committee.
M Member of Board or Board Committee.
a The Board Sustainability Committee was established with effect from 23 March 2023.
b Marc Moses was appointed to the Board and as a member of the Board Audit and Risk Committees with effect from 23 January 2023.
c Julia Wilson was appointed to the Board, as Chair of the Board Audit Committee and a member of the Board Risk, Nominations and Sustainability Committees with effect from 1 April 2023. Julia joined the Board Remuneration Committee with effect from 1 July 2023.
d Mike Ashley stepped down as Chair of the Board Audit Committee with effect from 31 March 2023 and retired from the Board and as a member of the Board Audit and Risk
Committees with effect from 3 May 2023.
Attendance
Directors are expected to attend every Board meeting. During 2023, there were no ad hoc Board meetings held in addition to scheduled meetings.
Attendance at meetings in 2023 is set out in the table below. The aggregate attendance for Board and relevant Board Committee meetings in 2023 did not fall below 75% for any Director.

Director	Scheduled eligible meetings attendance[a]	Effective date
Nigel Higgins	7/7	Appointed 1 March 2019
Robert Berry	7/7	Appointed 8 February 2022
Anna Cross	7/7	Appointed 23 April 2022
Mohamed A. El-Erian	7/7	Appointed 1 January 2020
Dawn Fitzpatrick	7/7	Appointed 25 September 2019
Mary Francis	7/7	Appointed 25 September 2019
Marc Moses	7/7	Appointed 23 January 2023
Diane Schueneman	7/7	Appointed 25 September 2019
C.S. Venkatakrishnan	7/7	Appointed 1 November 2021
Julia Wilson	6/6	Appointed 1 April 2023
Former Directors
Mike Ashley	2/2	Stepped down 3 May 2023
aEach Board meeting is held over the course of two days. In the 2022 Annual Report, these were reported as two separate Board meetings. For the 2023 attendance figures, one Board meeting which was held over two days has been reported as one Board meeting.
Overview of governance framework
The membership of the BPLC and BBPLC Boards was partially consolidated and streamlined in 2019 to improve coordination and efficiency, whilst reducing complexity and unnecessary duplication. As a result, membership of the BBPLC Board is a subset of the BPLC Board, with all members of the
Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F	2
BPLC Board (except the Senior Independent Director, the Chair of Barclays Bank UK PLC (BBUKPLC) and at least one other Non-Executive Director) also serving on the BBPLC Board. This structure provides oversight over the activities of BBPLC, in addition to which the Board members have direct accountability to BPLC’s shareholders through their separate responsibilities as members of the BPLC Board.
The Board strives to have high standards of corporate governance and, in accordance with the Companies (Miscellaneous Reporting) Regulations 2018
(the 2018 Regulations), has adopted its own corporate governance arrangements, which it considers are appropriate to apply and are designed to ensure effective decision-making to promote BBPLC’s long-term success.
The Board has chosen not to adopt and report against the 2018 UK Corporate Governance Code (Code), which is designed for premium listed companies. Further, whilst fully supportive of the Wates Corporate Governance Principles for Large Private Companies (in particular the focus on purpose, culture and colleague and stakeholder engagement), the Board considers that the Wates Principles are less appropriate for a wholly owned subsidiary of a premium listed company, which is also a complex financial institution subject to a comprehensive regulatory regime. This is consistent with the approach of other significant subsidiaries within the Barclays Group which are subject to the 2018 Regulations.
The Board’s primary aim is that our governance framework:
•ensures we have an effective and entrepreneurial Board which makes decisions and provides oversight to promote BBPLC's success, creating long-
term sustainable value for the shareholder and the ultimate shareholders of BPLC, having regard to the interests of all our other stakeholders.
•promotes our Purpose, Values, Mindset and culture, and seeks to ensure that our decision-making is aligned with these.
•is effective in providing constructive challenge, strategic guidance and support to management.
•provides checks and balances and drives informed, collaborative and accountable decision-making.
Set out below are the principles which underpin our corporate governance arrangements and how these principles have been applied during 2023.
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
The Company’s corporate governance principles and how the Company has applied them during 2023 and to the date of this report

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
▪The Board supports The Barclays Way, which sets the framework for achieving a dynamic and positive culture. The Board believes that a positive culture, supported by effective leadership and a consistent ‘tone from the top’ is crucial to our success. Therefore, culture remains a core area of focus for the Board and is reviewed in a number of ways, including through colleague feedback.
▪Given its fundamental importance, the Board regularly considered strategy matters at its 2023 meetings, continuing to deepen its understanding of the Barclays Bank Group's business, as well as the risks and opportunities the Barclays Group and the wider banking industry face.
What the Board did in 2023
During 2023, the Board focused on the following areas:
Strategy and operational matters
▪Considered strategy matters regularly throughout the year. In addition, the Board participated in a series of business reviews covering areas including the Investment Bank, Consumer, Cards and Payments (CC&P), US Consumer Bank and Markets. The Board also received sessions during the year on 'horizontal topics' impacting the wider Barclays Group, such as reputation risk and financial crime.
▪Reviewed and discussed the 2023 Medium Term Plan ahead of its approval by the Board in early 2024.
▪Received updates on climate and sustainability matters, including on Barclays' sustainable finance strategy in relation to the Corporate and
Investment Bank (CIB) and approved the establishment of the Board Sustainability Committee.
▪Discussed regular updates from the Chief Executive and President of BBPLC on the progress being made against the Barclays Bank Group strategy and business performance.
▪Continued to focus on culture and colleague engagement. The Board received feedback on culture through various channels, including reports on the outcome of colleague surveys and direct engagement with colleagues, such as through town halls and site visits. Refer to the Colleagues section in the Governance section for more information on workforce matters.
▪Received regular updates from the Chief Executive on the Barclays Group-wide cultural change programme aimed at ensuring we deliver to a consistently excellent standard.
▪Received an update in relation to Diversity, Equity and Inclusion (DEI) matters, with a focus on progress against the Barclays Group's Gender
Ambition (insofar as it relates to the Barclays Bank Group) and the actions required to promote gender diversity in the CIB.
Finance
▪Regularly assessed the financial performance of the various businesses and Barclays Bank Group results through reports from the Chief Financial
Officer and through business specific updates to the Board.
▪Reviewed and approved BBPLC’s financial results prior to publication.
▪Reviewed and approved the payment by BBPLC in February 2023 of an interim dividend in respect of the year ended 31 December 2022, and approved the payment of a 2023 interim dividend in July 2023. Details of dividends paid in 2023 are set out in Note 10 of the financial statements.
▪Considered and approved the BBPLC elements of the Barclays Group Recovery Plan.
Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F	3
Governance and risk (including regulatory issues)
▪Received updates on management's implementation of the Financial Conduct Authority's (FCA) Consumer Duty leading up to the 31 July 2023 implementation deadline. The Board also received updates from the BBPLC Consumer Duty Board Sub-Committee and approved an amendment to the BBPLC Matters Reserved to the Board to reflect the Board's oversight and approval of the BBPLC Annual Consumer Duty Compliance Report.
▪Received regular updates on emerging risk themes, including the impacts of geopolitical uncertainty, high interest rates and inflationary pressures.
▪Received reports on operational resilience and an update in relation to cybersecurity.
▪Considered and approved appointments of Directors following recommendations from the Board Nominations Committee.
▪Received regular reports from the Chair of each Board Committee.
▪Received and considered feedback from the Barclays Group’s key regulators.
▪Considered the results of the internally facilitated 2023 Board effectiveness evaluation.

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

▪There is a clear division of responsibilities between the Chair and Chief Executive. Page 2 sets out the details of the Board members, the majority of whom are independent Non-Executive Directors.
▪Policies and protocols are in place to support effective decision-making and independent challenge, including the Barclays Charter of Expectations which sets out the individual role profiles and required behaviours and competencies of the Chair, Non-Executive Directors, Executive Directors and
Committee Chairs. In accordance with the Charter of Expectations, the Non-Executive Directors are responsible for providing effective oversight, strategic guidance and constructive challenge while holding the Executive Directors to account against agreed performance objectives. The
Chairman meets privately with the Non-Executive Directors when appropriate, to promote independence.
▪The Board's responsibilities are executed in part through the Board Committees, each of which has its own Terms of Reference which set out its remit and decision-making powers. The Chairs of each of the Board Committees provide a report on the work of the Committee at every scheduled
Board meeting. Details of the principal Board Committees and their core responsibilities and activities in 2023 are set out later in this report.
▪Appropriate information and support is provided to the Board, to enable it to undertake its work with due care and discharge its responsibilities.
▪The Barclays Group Corporate Governance Operating Manual sets out guidelines as to how the Barclays Group significant subsidiaries (and their respective Boards and Board Committees) should interact with each other, while providing guidance and clarity for management and Directors as to how these relationships and processes should work in practice. It is a dynamic document that continues to evolve with the changing nature of the
Barclays Group.
The Board
Executive and Non-Executive Directors share the same duties and are subject to the same constraints. However, a clear division of responsibilities has been established. The Chairman is responsible for leading the Board and its overall effectiveness in directing the Company, demonstrating objective judgement and promoting a culture of openness and inclusion, and facilitating and encouraging constructive challenge and debate between all
Directors, and which challenges executives where appropriate. The Chairman facilitates constructive Board relations and the effective contribution of all
Non-Executive Directors, and ensures Directors receive information in an accurate, timely and clear form that is relevant to discharge their obligations. It is the Board’s responsibility to ensure that management delivers on short-term objectives, whilst promoting the long-term success of the Company and the Barclays Bank Group.
The Board is responsible for the Barclays Bank Group, which contains the majority of the Barclays Group’s Barclays International division, comprising the
CIB and CC&P businesses.
The BBPLC Matters Reserved to the Board ensures that appropriate coordination with the governance of the partially consolidated BPLC and BBPLC
Boards is in place. The Matters Reserved to the Board specifies those decisions reserved solely to the decision-making power of the Board. Those matters include material decisions relating to strategy, risk appetite, medium term plans, capital and liquidity plans, risk management and controls frameworks, approval of financial statements, approval of large transactions and the approval of share allotments, dividends and share buybacks. The
Board has delegated the responsibility for making and implementing operational decisions and running the Company’s business on a day-to-day basis to the Chief Executive, supported by his Executive Committee.
The current Board comprises a Chairman, who was independent on appointment, two Executive Directors and seven independent Non-Executive
Directors. The Board comprises a majority of independent Non-Executive Directors, bringing significant expertise (including external perspectives) and independent challenge. The independence of the Non-Executive Directors is considered by the Board Nominations Committee annually and makes any recommendation to the Board accordingly.
Non-Executive Directors' time commitment and conflicts of interest
Non-Executive Directors, including the Chairman, are informed of the minimum time commitment prior to their appointment and they are required to devote sufficient time to the Company to discharge their responsibilities effectively.
The time commitments of Directors are considered prior to appointment and are monitored by the Board Nominations Committee. All Directors must seek approval (providing an indication of expected time commitment) before accepting any significant new commitments outside of Barclays. The
Board is satisfied that there are no Directors whose time commitment is considered to be a matter for concern. A record of each Director's time commitments is maintained by the Company.
In accordance with the Companies Act 2006 (the Act) and the Articles, the Board has authority to authorise conflicts of interest, and this ensures that the influence of third parties does not compromise or override the independent judgement of the Board. A conflicts register is maintained by the
Company, which is a record of actual and potential conflicts, together with any Board authorisation of the conflict.
Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F	4
Executive Committee
During 2023, the Executive Committee membership included the Chief Executive, the Global Head of the CIB and President of BBPLC, the Co-Heads of
Global Markets, the Co-Heads of Investment Banking, the Head of Consumer Banking and Payments, the Chief Financial Officer, Chief Risk Officer and
other functional partners.
During the year, we welcomed the following new members of the Executive Committee:
•Vim Maru, Global Head of Consumer Banking and Payments
•Cathal Deasy and Taylor Wright, Global Co-Heads of Investment Banking
•Bevan Cowie, Chief Risk Officer of BBPLC
•Crystal Lalime, General Counsel of Barclays International
The Executive Committee meets quarterly and is chaired by the Global Head of the CIB and President of BBPLC. In addition to the day-to-day management of the Company, the Executive Committee supports the Chief Executive in ensuring that the Barclays values, strategy and culture align, are implemented and are communicated consistently to colleagues.

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

▪The membership of the Board is drawn exclusively from the BPLC Board. The size and composition of the Board is considered appropriate for the
Barclays Bank Group. There is a good balance between Executive and independent Non-Executive Directors, with the Non-Executive Directors able to provide essential independent challenge. Board members have a strong combination of technical, finance (including significant financial services experience) and commercial skills along with broader experience in culture and colleague engagement. The Company considers the composition of the principal Board Committees to meet the independence criteria of the Code, notwithstanding that the Company has chosen not to adopt and report against the Code, as stated above, and there is appropriate cross-membership on the Board Committees to further promote effectiveness.
▪All appointments to the Board and senior management are based on merit and objective criteria, with a continued strong belief in the benefits that diversity, in all its forms, brings to the Board. This includes in relation to gender, ethnicity, age, sexual orientation, disability and socio-economic background. Board appointments are made following a formal, rigorous and transparent process, facilitated by the Board Nominations Committee, with the aid of external search consultancy firms.
▪Across the Barclays Group, DEI remains a key area of focus. The Company continues to strive to build a diverse, equitable and inclusive workplace, making the most of the different backgrounds, perspectives, and experiences of our colleagues to better serve Barclays' customers and clients.
Further information, including in relation to Barclays' DEI strategy and progress in this area, can be found within the Colleagues section of the
Barclays PLC Annual Report 2023 and in Barclays’ DEI report, which will be made available on the Barclays website later in the year.
▪There is regular review of the leadership and succession needs of the business to maintain the depth and diversity of the talent and succession pipeline at the Board, executive and key management level. This remains a key focus to maintain the quality of leadership that is in place to lead the business in the delivery of the strategy, against a challenging economic and operating environment.
▪Ongoing training and professional development is key in providing Board members with a deeper and more granular understanding of the business, contributing to informed and sound decision-making.
▪Effectiveness is supported through annual evaluations of the Board, Board Committees and individual Directors. In 2023, the Board, Board
Committee and individual Director effectiveness evaluations were conducted internally.
▪Feedback from the 2023 Board effectiveness review indicated that the Board is operating well and effectively, with Board members commenting favourably on the culture of the Board, where members feel able to share their different perspectives and views. The review indicated that Board composition is considered a strength, bringing together a range of diverse and complementary range of backgrounds. The review highlighted an appropriate level of support and challenge to management. Feedback from the effectiveness reviews of each Board Committee for 2023 can be found later in this report.
Board Nominations Committee
The Board Nominations Committee is comprised solely of independent Non-Executive Directors. The Board Nominations Committee members are Nigel
Higgins, as Chairman of the BBPLC Board, along with Mohamed A. El-Erian, Diane Schueneman and Julia Wilson (appointed 1 April 2023).
In addition to two scheduled meetings, the Board Nominations Committee also held one ad-hoc meeting during 2023. Board Nominations Committee meetings were attended during the year by the Chief Executive and the BPLC HR Director, as appropriate.
Attendance at Board Nominations Committee meetings during 2023 was as follows:

Member	Meetings attended/eligible to attend	Effective date
Nigel Higgins (Chair)	3/3	Appointed 1 March 2019
Mohamed A. El-Erian	3/3	Appointed 1 September 2022
Diane Schueneman	3/3	Appointed 25 September 2019
Julia Wilson	2/2	Appointed 1 April 2023
The principal role and responsibilities of the Board Nominations Committee, pursuant to its Terms of Reference, are:
▪considering appointments to the Board, its Committees and boards of BBPLC's significant subsidiaries
▪considering the composition of the Board and its Committees
▪considering succession planning and talent management
▪evaluating Board effectiveness
▪assessing the length of Directors’ tenure
Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F	5
▪considering Board induction and training
▪evaluating governance matters.
During 2023, the principal activities of the Committee included:
▪Reviewing and approving Board and Board Committee size, composition and succession planning, taking into account tenure, time commitment, skills, knowledge, experience and diversity of the Directors, and identifying any desirable skills to aid the Company in operating and competing effectively (and leading the search and recruitment process).
▪Receiving updates on the Company’s executive governance framework, talent and succession management, including Executive Committee succession planning and reviewing and approving proposed changes to Executive Committee composition.
▪Continuing to support, alongside the Board, the Barclays Group’s Gender Ambition and Multicultural agenda, including Barclays' Underrepresented
Race and Ethnicity Ambition. You can read more about Barclays' approach to DEI, including Barclays’ DEI vision and strategy, and data on gender and ethnic diversity, within the Colleagues section of the Barclays PLC Annual Report 2023 and in the Barclays DEI report which will be made available on the Barclays website later in the year.
▪Reviewing and recommending to the Board for approval a revised Board Diversity and Inclusion Policy on 8 February 2024, including re-affirming the Board's existing gender diversity target to ensure that, by 2025 (i) the proportion of women on the Board is at least 40% and (ii) at least one of the Chair, Chief Executive, Senior Independent Director or Chief Financial Officer is held by a woman, and that this is to be maintained going forward, and the Board's existing ethnic diversity target aligned with the Parker Review on the ethnic diversity of UK Boards (at least one Board member to be from an ethnic minority background excluding white ethnic groups, and this is maintained going forward). Please refer to the
Diversity, equity and inclusion section below for further information.
▪Receiving updates on succession planning for the Company's main subsidiary company boards.
▪Reviewing conclusions and recommendations (as applicable) arising from the internally facilitated 2022 Board, Board Committee and individual
Director effectiveness reviews, and overseeing the internally conducted 2023 Board, Board Committee and individual Director effectiveness reviews.
An internal review of the effectiveness of the Board Nominations Committee was undertaken for 2023. The results of the review confirm the Committee is operating effectively. It is considered well constituted and chaired, providing high-quality oversight and constructive challenge to management in the areas within its remit. The Committee’s interaction with the Board, Board Committees and senior management is considered effective. Feedback indicated that concurrent meetings of the BPLC and BBPLC Board Nominations Committee continue to be effective, with coverage of BBPLC matters within concurrent meetings considered appropriate.
Appointment and retirement of Directors
The appointment and retirement of Directors is governed by the Articles, the Act and related legislation.
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
Diversity, equity and inclusion
Having due regard to the benefits of diversity - including in relation to gender, ethnicity, age, sexual orientation, disability and socio-economic background - is a vital element of the Board Nominations Committee’s role in leading appointments and succession planning for the Board, Board
Committees and the Executive Committee. Both the Committee and the Board recognise the benefits of a diverse, equitable and inclusive Board, reflective of the communities in which Barclays operates, in driving effective decision-making. With this in mind, the Board adopted a revised version of the Board Diversity and Inclusion Policy on 8 February 2024, which more clearly articulated these aims.
As at the date of this report, BBPLC Board gender diversity stands at 50% female (with five female directors on the Board), meeting the Board target of
40% gender diversity. The Company also satisfies the Board's target of having at least one Board member who is from an ethnic minority background
(excluding white ethnic groups).
In addition, the Company recognises that being a diverse and inclusive company is an integral part of our success. The Barclays Group’s DEI vision and strategy, which was refreshed in 2022, includes a series of principles and strategic priorities designed to support Barclays in making progress against the six core DEI agendas. Further information on DEI at Barclays can be found within the Colleagues section and Board Nominations Committee report in the Barclays PLC Annual Report 2023, and in the Barclays DEI report 2023 which will be made available on the Barclays website later in the year.
Training and induction
Directors are provided with the opportunity to take part in ongoing training and development and can also request specific training they may consider necessary or useful. In 2023, training and development was supported through briefings for Board members on key 'horizontal topics', and business and function reviews. The Board also received an annual briefing on regulatory responsibilities (including the Senior Managers Regime) and on Barclays’
conduct and financial crime policies and standards. In addition, the Board received updates on Public Policy and Corporate Responsibility matters and developments in corporate governance.
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

Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F	6
▪The Company is committed to operating within a strong system of internal controls that enables business to be transacted and risks taken without exposure to unacceptable potential losses or reputational damage. The principal risks facing the Barclays Bank Group have been identified and robust processes are in place to evaluate and manage such risks including regular reporting to, and oversight by, the Board Risk Committee and the
Board. A key component of the risk management framework is the Enterprise Risk Management Framework (ERMF), which supports the business in its aim to embed effective risk management and a strong risk management culture. The ERMF is designed to identify and set minimum requirements, in respect of the main risks, to achieve the Company’s strategic objectives and to provide reasonable assurance that internal controls are effective.
▪The Board approves the Barclays Bank Group's risk appetite (the amount of risk the Barclays Bank Group is able to take to earn an appropriate return while meeting minimum internal and regulatory capital requirements in a severe but plausible stress environment), including testing whether the Barclays Bank Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe but plausible economic scenarios within the parameters set by the BPLC Board Risk Committee.
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
Board Audit Committee
The Board Audit Committee is comprised solely of independent Non-Executive Directors, with membership of the Board Audit Committee aligned with the BPLC Board Audit Committee and designed to provide the breadth of financial expertise and commercial acumen it needs to fulfil its responsibilities.
Its members as a whole have recent and relevant experience of the banking and financial services sector, in addition to general management and commercial experience, and are financially literate. The Board Audit Committee is chaired by Julia Wilson, who has significant corporate finance, tax and accounting experience. Julia was appointed Chair of the Committee on her appointment to the Board as a Non-Executive Director on 1 April 2023. Marc
Moses, Robert Berry and Diane Schueneman are the other members of the Committee, with Marc's appointment to the Committee having taken effect on 23 January 2023. Mike Ashley stepped down as Chair of the Board Audit Committee on 31 March 2023, and subsequently as a member of the
Committee on 3 May 2023 when he retired from the Board.
The Board Audit Committee did not hold any ad-hoc meetings in 2023 in addition to scheduled meetings. Owing to prior commitments, Diane
Schueneman was unable to attend four meetings (with both sets of meetings in February and October being held in short succession). Board Audit
Committee meetings were attended by representatives from the Barclays Group and/or BBPLC management in respect of matters relevant to their business or function area, including the Chief Executive, the Chief Financial Officer, the Barclays Group Chief Compliance Officer, the Chief Controls
Officer, the Barclays Group Chief Operating Officer, the Barclays Group and BBPLC Chief Internal Auditors, the Barclays Group General Counsel, as
appropriate, and the Company’s statutory auditors, KPMG.
As part of the Company’s commitment to effective oversight and allocation of responsibilities between the BPLC Board Audit Committee, the BBUKPLC
Board Audit Committee and the Committee, Julia Wilson held regular meetings during 2023 with the BBUKPLC Board Audit Committee Chair to share relevant information and to ensure embedment of information flows and governance practice. In addition, discussions were held with the Board Audit
Committee Chairs of the Company’s other major subsidiaries, Barclays Bank Ireland PLC and Barclays US LLC.
Attendance at Board Audit Committee meetings during 2023 was as follows:

Member	Meetings attended/eligible to attend	Effective date
Julia Wilson (Chair)	8/8	Appointed 1 April 2023
Robert Berry	12/12	Appointed 1 March 2022
Marc Moses	12/12	Appointed 23 January 2023
Diane Schueneman	8/12	Appointed 25 September 2019
Mike Ashley	6/6	Stepped down 3 May 2023
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
During 2023, the principal activities of the Board Audit Committee included:
•Financial reporting: assessing the appropriateness of financial disclosures and scrutinising management's approach to judgements, including in respect of expected credit loss and post-model adjustments. The Committee reviewed and recommended to the BBPLC Board for approval the
Barclays Bank PLC Annual Report and Accounts 2022 and the Barclays Bank PLC Results Announcement for the period ended 30 June 2023.
▪Impairment: assessing management's approach to impairment coverage levels, including the impact of increasing delinquency levels in certain areas of the portfolio.
▪Conduct provisions: analysing the judgements and estimates made with regard to the Barclays Bank Group’s material conduct provisions.
▪Legal, competition and regulatory provisions: evaluating advice on the status of current legal, competition and regulatory matters and considering management’s judgements on the level of provisions.
▪Valuations: monitoring the valuation methods applied by management to significant valuation items and areas of judgement, with a particular focus on the leverage finance portfolio.
▪Tax: overseeing tax matters relating to the Barclays Bank Group, including tax risk provisions, regulatory matters and interactions with tax authorities.
▪Internal controls and business control environment: monitoring and evaluating the status of significant control issues through regular reports from the Chief Controls Officer, including updates on progress of remediation programmes within the Barclays Bank Group businesses (including in respect of trading controls).
Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F	7
▪Raising concerns: reviewing management's reports on whistleblowing matters, monitoring key whistleblowing metrics, as well as considering potential whistleblowing trends. The Committee monitored the implementation of enhancements to certain elements of the Group whistleblowing process (as it applies to BBPLC) following an external benchmarking review conducted in 2022.
▪Internal audit: receiving reports from Barclays Internal Audit in relation to specific audits, key areas of focus and themes arising with respect to businesses in the Barclays Bank Group (including Barclays Europe and the US Consumer Bank); overseeing issues arising from unsatisfactory audit reports and monitoring related remediation plans; discussing Barclays Internal Audit’s assessment of the management control approach and control environment in the Barclays Bank Group; approving the annual audit plan for the Barclays Bank Group.
▪External audit: reviewing and approving the annual external audit plan for the Barclays Bank Group (including the main areas of focus) and assessing the progress of the 2023 audit. The Committee also reviewed audit quality and discussed KPMG’s feedback on the Barclays Bank Group's critical accounting estimates and judgements.
An internal review of the effectiveness of the Board Audit Committee was undertaken for 2023. The results of the review confirm the Committee is operating effectively. It is considered well constituted and chaired, providing an effective and appropriate level of challenge and oversight of the areas within its remit. The review noted that the Committee’s interaction with the Board, Board Committees and senior management is considered effective.
Feedback indicated that concurrent meetings of the BPLC and BBPLC Board Audit Committee continue to be effective, with coverage of BBPLC matters within concurrent meetings considered appropriate.
Board Risk Committee
The Board Risk Committee is comprised solely of independent Non-Executive Directors with membership of the Committee broadly aligned with the
BPLC Board Risk Committee. The Board Risk Committee is chaired by Robert Berry. Mohamed A. El-Erian, Dawn Fitzpatrick, Marc Moses, Diane
Schueneman and Julia Wilson are the other members of the Committee. Marc and Julia joined the Committee upon their appointments to the Board on
23 January 2023 and 1 April 2023, respectively. Mike Ashley stepped down from the Committee with effect from 3 May 2023.
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
Barclays Group Chief Internal Auditor, Barclays Group General Counsel, as appropriate, and the Company’s statutory auditors, KPMG.
In addition to nine scheduled meetings, the Board Risk Committee also held two ad hoc meetings during 2023. Owing to prior commitments, Mohamed
A. El-Erian was unable to attend two scheduled meetings, and Diane Schueneman was unable to attend one scheduled meeting and one ad hoc meeting.
Attendance at Board Risk Committee meetings during 2023 was as follows:

Member	Meetings attended/eligible to attend	Effective date
Robert Berry (Chair)	11/11	Appointed 1 March 2022
Mohamed El-Erian	9/11	Appointed 1 July 2020
Dawn Fitzpatrick	11/11	Appointed 1 January 2020
Marc Moses	11/11	Appointed 23 January 2023
Diane Schueneman	9/11	Appointed 25 September 2019
Julia Wilson	9/9	Appointed 1 April 2023
Mike Ashley	4/4	Stepped down 3 May 2023
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
During 2023, the principal activities of the Board Risk Committee included:
▪Advising the Board on the appropriate risk appetite and risk tolerance for the Barclays Bank Group in respect of the Principal Risks in the ERMF when determining strategy; reviewing and/or approving (as appropriate) risk limits throughout the year.
▪Reviewing reports on key themes arising from the current and prospective macroeconomic, geopolitical, macro-prudential and financial environment and their impact on the Company’s risk appetite and risk profile.
▪Reviewing updates on Credit and Market risk including within the CIB, with particular consideration given to the structured lending and finance and leveraged finance portfolios, and actions taken to mitigate rising risk.
▪Receiving regular reporting on areas of elevated Climate risk and progress against sector targets.
▪Considering and approving the Company’s internal stress test themes and the results of internal stress testing, including the internal reverse stress test and climate stress test.
▪Considering reports on Barclays US LLC's (IHC) 2023 horizontal capital exam outcomes, IHC's Stress Capital Buffer for 2023-2024, and its supervisory capital rating and new capabilities.
▪Monitoring the capital, liquidity and financial resources of BBPLC to ensure it meets its regulatory requirements and obligations, taking into account potential impacts of the increased cost of living, geopolitical tensions, and other macroeconomic factors.
▪Reviewing and considering the operational risks arising from the Company’s procedures, processes, systems and policies.
▪Overseeing the management of Compliance risk within BBPLC, and the performance of the Compliance function.
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
•Overseeing and providing feedback to management on work to redesign the new products process, including a new governance framework.
▪Advising the Board Remuneration Committee when making remuneration adjustment decisions for 2023.
Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F	8
▪Discussing reports on key risk areas specific to the Barclays Bank Group which were provided to the Board Risk Committee throughout the year including, amongst others, actions taken by central banks to combat high and increasingly persistent inflation, weakening economic conditions and deteriorating consumer confidence, financial markets remaining volatile and geopolitical tensions and associated credit risk strategy.
The Board Risk Committee continually considers the impact of issues on the Barclays Bank Group and the risk environment in which it operates. It reviews steps taken by the business to manage exposures in this context. The Committee also received focused presentations on a number of areas specific to the business and activities of Barclays Bank Group. This included a report from management following market events in relation to the distress of a number of financial institutions and takeover of a global bank and lessons learned for process and operational improvements.
An internal review of the effectiveness of the Board Risk Committee was undertaken for 2023. The results of the review confirm the Committee is operating effectively. It is considered well constituted and chaired, providing an effective and appropriate level of challenge and oversight of the areas within its remit. The review concluded that the Committee’s interaction with the Board, Board Committees and senior management is considered effective. Feedback indicated that concurrent meetings of the BPLC and BBPLC Board Risk Committee continue to be effective, with coverage of BBPLC matters within concurrent meetings considered appropriate.
Audit, risk and internal control
The Board, together with the Board Audit Committee, is responsible for ensuring the independence and effectiveness of the internal and external audit functions. For this reason, the Board Audit Committee held regular private sessions with the Barclays Group Chief Internal Auditor and the BBPLC Chief
Internal Auditor and the lead audit engagement partner of the statutory auditor without management present.
The Board is also responsible for ensuring that management maintains an effective system of risk management and internal control and for assessing its effectiveness. Such a system is designed to identify, evaluate and manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss.
Key controls are assessed on a regular basis for both design and operating effectiveness. Issues arising out of these assessments, where appropriate, are reported to the Board Audit Committee.
The Board Audit Committee oversees the control environment (and remediation of related issues). It also reviews annually the risk management and internal control system. It has concluded that throughout the year ended 31 December 2023 and to the date of this report, the Barclays Bank Group has operated an effective system of internal control that provides reasonable assurance of financial and operational controls and compliance with laws and regulations.
Please refer to the report of the Board Audit Committee in the Barclays PLC Annual Report 2023 for further information about the BPLC Board Audit
Committee's oversight of the internal control framework for the Barclays Group and areas of ongoing enhancement.
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
Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail:
▪accurately and fairly reflect transactions and dispositions of assets
▪provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with UK-
adopted international accounting standards and IFRS and that receipts and expenditures are being made only in accordance with authorisations of management and the respective Directors
▪provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.
Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal control over financial reporting may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed internal control over financial reporting as at 31 December 2023. In making its assessment, management utilised the criteria set out in the 2013 COSO framework. Management has concluded that, based on its assessment, internal control over financial reporting was effective as at 31 December 2023.
The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 107 to 115.
Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F	9
Changes in internal control over financial reporting
There have been no changes that occurred during the period covered by this report, which have materially affected or are reasonably likely to materially affect the Barclays Bank Group’s internal control over financial reporting.

Principle Five: Remuneration
The remuneration policies and practices should support strategy and promote long-term sustainable success and be developed in accordance with formal and transparent procedures, ensuring no Director is involved in deciding their own remuneration outcome. Executive remuneration should be aligned to the company’s purpose and values and the successful delivery of the strategy with outcomes taking account of company and individual performance, and wider circumstances such as pay across the company’s workforce and Barclays’ Fair Pay Agenda.

▪The Barclays Group Remuneration Policy is set by the BPLC Board Remuneration Committee and reviewed and adopted by the BBPLC Board
Remuneration Committee. The policy ensures that remuneration is aligned to the Barclays Bank Group's strategy and risk management approach and is designed to promote the long-term success of the Company.
~~▪~~Remuneration for executives and senior management is considered in the context of the wider workforce remuneration and alignment of incentives and rewards with performance and culture. Their remuneration is reviewed annually by the BBPLC Board Remuneration Committee and the BPLC
Board Remuneration Committee, as appropriate. No individual is involved in deciding their own remuneration.
~~▪~~The Barclays Bank Group is committed to paying people fairly, with regards to their specific role, seniority, responsibilities, skills and experience and other factors that properly affect pay, in a way that balances the needs of the Barclays Bank Group's stakeholders. You can find more information on the Barclays Fair Pay Agenda which underpins all remuneration decisions in the Barclays Fair Pay Report 2023. The Barclays Bank Group also remains focused on closing its gender and ethnicity representation gaps where they exist, and the pay gaps that result, by increasing the representation of females and employees from underrepresented minority group at more senior levels. You can find more information in the
Barclays Group's UK Pay Gaps 2023 disclosure.
Board Remuneration Committee
The Board Remuneration Committee is comprised solely of independent Non-Executive Directors. The Committee is chaired by Mary Francis, with Dawn
Fitzpatrick and Julia Wilson (appointed 1 July 2023) as members.
There were five scheduled meetings during 2023, with no ad hoc meetings held. Meetings were attended by the Group Chief Executive, Group Finance
Director, Group Chief Risk Officer, Group Human Resources Director, and the Group Reward and Performance Director.
Attendance at Board Remuneration Committee meetings during 2023 was as follows:

Member	Meetings attended/eligible to attend	Effective date
Mary Francis	5/5	Appointed 25 September 2019
Dawn Fitzpatrick	5/5	Appointed 1 July 2021
Julia Wilson	2/2	Appointed 1 July 2023
The principal role and responsibilities of the Board Remuneration Committee, pursuant to its Terms of Reference, are to:
▪set the overarching principles of remuneration policy for the Barclays Bank Group within the parameters set by the BPLC Board Remuneration
Committee
▪consider and endorse the incentive pool for the Barclays Bank Group and the remuneration of key BBPLC executives and other specified individuals as determined by the Board Remuneration Committee from time to time
▪exercise oversight of remuneration issues within the Barclays Bank Group.
During 2023, the principal activities of the Committee included:
▪Reviewing and adopting the Barclays Group People Risk Reward Policy and Incentive Funding Frameworks.
▪Reviewing the Board Remuneration Committee's Control Framework, Terms of Reference, annual activity and effectiveness.
▪Reviewing and adopting the methodology and framework for 2023 incentive funding, and reviewing and endorsing the resulting incentive pool, including considering financial and risk performance updates (and the appropriateness of risk adjustments to incentives).
▪Reviewing progress against the Fair Pay Agenda and the gender and ethnicity pay gaps for the year.
▪Considering regular updates on stakeholders, regulatory and legal considerations, financial and risk performance, and pay round considerations.
▪Reviewing and approving, as appropriate, specific remuneration proposals for individuals within the Committee’s remit.
An internal review of the effectiveness of the Board Remuneration Committee was undertaken for 2023. The results of the review confirm the
Committee is operating effectively. It is considered well constituted and chaired, providing an effective and appropriate level of challenge and oversight of the areas within its remit. The Committee’s interaction with the Board, Board Committees and senior management is considered effective. Following the consolidation of the membership of the Committee with the BPLC Board Remuneration Committee in September 2019 (with the exception of the
BPLC Committee Chair and the Chair of BBUKPLC, who attend as observers only for matters relating to BBPLC), coverage of BBPLC matters within aligned meetings was considered appropriate.

Principle Six: Stakeholder relationships and engagement
Directors should foster effective stakeholder relationships aligned to the company’s purpose. The board should recognise the importance of listening to, and understanding, the views of its stakeholders, including the workforce, and specifically the impact of the company’s behaviour and business on customers and clients, colleagues, suppliers, communities and society more broadly; having regard to these views and impact when taking decisions.

▪As described under Principle One, the Company has a defined Purpose and strategy; through this the Board has identified key stakeholders on whom the success of the Company depends.
Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F	10
▪The Board and management engage throughout the year with the Company's stakeholders. The Board seeks to understand the views of key stakeholders and the impact of the Company’s behaviour and business on customers and clients, colleagues, suppliers, communities and society more broadly. See the Directors' report for information about how we engage with suppliers.
▪The Company’s long-standing commitment to the importance and value of colleague engagement continues; the Company’s people are its most valuable asset. Further detail on the Company’s workforce commitment and engagement model can be found in the Colleagues section on page 19.
▪Recognising the importance of addressing the climate challenge, the Board approved the establishment of the Board Sustainability Committee in
March 2023.
Board Sustainability Committee
The Board Sustainability Committee comprises a majority of independent Non-Executive Directors, with membership of the Committee broadly aligned with the BPLC Board Sustainability Committee. The Board Sustainability Committee is chaired by Nigel Higgins. Robert Berry, Dawn Fitzpatrick, Mary
Francis, C.S. Venkatakrishnan and Julia Wilson (appointed 1 April 2023) are also members of the Committee.
There were four scheduled meetings during 2023 with no ad hoc meetings held. Owing to a prior commitment, Dawn Fitzpatrick was unable to attend one scheduled meeting.
Board Sustainability Committee meetings are attended by management, including the Group Head of Public Policy and Corporate Responsibility, Group
Head of Sustainability, Global Head of Sustainable Finance and Head of Legal, Public Policy and Corporate Responsibility.
Attendance at Board Sustainability Committee meetings during 2023 was as follows:

Member	Meetings attended/eligible to attend	Effective date
Nigel Higgins (Chair)	4/4	Appointed 23 March 2023
Robert Berry	4/4	Appointed 23 March 2023
Dawn Fitzpatrick	3/4	Appointed 23 March 2023
Mary Francis	4/4	Appointed 23 March 2023
CS Venkatakrishnan	4/4	Appointed 23 March 2023
Julia Wilson	3/3	Appointed 1 April 2023
The principal role and responsibilities of the Board Sustainability Committee, pursuant to its Terms of Reference, are:
▪supporting and advising the Board on its oversight of climate and sustainability matters relating to (i) the services and products provided to the
Company's clients and customers, (ii) particular sectors, and (iii) its own corporate activities
▪supporting the Board in monitoring the implementation of the Company’s climate and sustainability strategy
▪reviewing and making recommendations to the Board on the suitability of the Company’s climate and sustainability strategy, position statements, frameworks, ambitions, metrics, and targets
▪reporting to the Board on the climate and sustainability matters for which it is responsible, escalating issues and making recommendations to the
Board where appropriate.
During 2023, the principal activities of the Committee included:
▪Considering proposals relating to sustainable finance strategy and the CIB energy transition strategy.
▪Endorsing new restrictions on oil and gas financing.
▪Endorsing proposals for new targets for three additional sectors - Aviation, Agriculture and Commercial Real Estate.
▪Monitoring progress against the Barclays Group climate and sustainability targets.
▪Considering investor feedback and perspectives of institutional investors of the Barclays Group.
▪Receiving updates on the work in relation to the Client Transition Framework (CTF), including management’s approach to working with clients going through CTF assessments, expected outcomes following the assessments and proposed expansion of the application of the framework following further targets set by the Barclays Group.
▪Receiving an external briefing on policy and regulatory developments in relation to biodiversity and nature.
An internal review of the effectiveness of the Board Sustainability Committee was undertaken for 2023. The results of the review confirm the Committee is operating effectively. It is considered well constituted and chaired, providing high quality oversight and constructive challenge to management in the areas within its remit. The review concluded that the Committee’s interaction with the Board, Board Committees and senior management is considered effective. Feedback indicated that concurrent meetings of the BPLC and BBPLC Board Sustainability Committee is effective, with coverage of BBPLC matters within concurrent meetings considered appropriate.

Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F	11
The Directors present their report together with the audited accounts for the Company for the year ended 31 December 2023.
Other information that is relevant to the Directors’ report, and which is incorporated by reference into this report, can be located at:

Pages
Performance measures	12
Corporate governance statement	2
Risk Management	22 to 23
Principal Risks	22, 37 to 47

Disclosures required pursuant to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as updated by the 2018 Regulations can be found on the following pages:
Engagement with employees (Sch.7 Para 11 and 11A Regs 2008/2018 and Section 172(1) Statement)	19
Financial Instruments (Sch.7 Para 6 Regs 2008)	149
Hedge accounting policy (Sch.7 Para 6 Regs 2008)	150

Profits and dividends
The results of the Barclays Bank Group show statutory profit after tax of £3,561m (2022: £4,382m). The Barclays Bank Group had net assets of
£60,504m as at 31 December 2023 (2022: £58,953m).
The Company declared a £852m dividend to its parent, Barclays PLC, in respect of 2023, which is expected to be paid on or around 21 February 2024.
Dividends paid on preference shares for the year ended 31 December 2023 amounted to £40m (2022: £31m).
Further details on dividends on ordinary shares and preference shares paid in 2023 are set out in Note 10 to the financial statements.
Share capital
There was no increase in ordinary share capital during the year. BPLC owns 100% of the issued ordinary shares. There are no restrictions on the transfer of ordinary shares or agreements between holders of ordinary shares known to the Company which may result in restrictions on the transfer of securities or voting rights. Further information on the Company’s share capital, including preference shares, can be found in Note 26 of the financial statements.
Powers of Directors to issue and allot or buy back the Company’s shares
The powers of the Directors are determined by the Act and the Articles. No shares were issued or bought back in 2023. The Directors are authorised to issue and allot shares and to buy back shares subject to annual shareholder approval at the AGM. Such authorities were granted by shareholders at the
2023 AGM. It will be proposed at the 2024 AGM that the Directors be granted new authorities to allot and buy back shares.
Repurchase of shares
The Company did not repurchase any of its shares in 2023.
Directors
The list of current Directors of the Company can be found in the Corporate Governance Statement on page 2. Changes to Directors during 2023 and up to the date of this report are set out below.

Name	Role	Effective date
Marc Moses	Non-Executive Director	Appointed 23 January 2023
Julia Wilson	Non-Executive Director	Appointed 1 April 2023
Mike Ashley	Non-Executive Director	Stepped down 3 May 2023
Directors’ indemnities
Qualifying third party indemnity provisions (as defined by section 234 of the Act) were in force during the course of the financial year ended
31 December 2023 for the benefit of the then Directors of the Company and the then directors of certain of the Company's subsidiaries and, at the date of this report, are in force for the benefit of the Directors of the Company and the directors of certain of the Company's subsidiaries in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office. The Barclays Group also maintains
Directors’ & Officers’ Liability Insurance which gives appropriate cover for legal action brought against its Directors.
Qualifying pension scheme indemnity provisions (as defined by section 235 of the Act) were in force during the course of the financial year ended
31 December 2023 for the benefit of the then directors and, at the date of this report are in force for the benefit of directors of Barclays Pension Funds
Trustees Limited as trustee of the Barclays Bank UK Retirement Fund, and Barclays Executive Schemes Trustees Limited as Trustee of Barclays Capital
International Pension Scheme (No.1) and Barclays PLC Funded Unapproved Retirement Benefits Scheme. The directors of the trustees are indemnified against liability incurred in connection with the trustee’s activities in relation to the aforementioned schemes.
Political donations
The Barclays Bank Group did not give any money for political purposes in the UK or outside the UK, nor did it make any political donations to political parties or other political organisations or to any independent election candidates, or incur any political expenditure during the year. Details of any political contributions made by the wider Barclays Group can be found in the Barclays PLC Annual Report 2023.
Governance report
Directors’ report

Barclays Bank PLC 2023 Annual Report on Form 20-F	12
Environment
As part of the overall strategy of the Barclays Group, the Barclays Bank Group is determined to play its part in supporting the transition to a low-carbon economy. In March 2020, the Barclays Group announced its ambition to be a net zero bank by 2050, becoming one of the first banks to do so. Our climate strategy is driven by considerations of all relevant risks and opportunities, as well as our Purpose to deploy finance responsibly to support people and businesses, acting with empathy and integrity, championing innovation and sustainability, for the common good and the long term.
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
Please see the Barclays PLC Annual Report 2023 for further detail on the above.
Our strategy is underpinned by the way we assess and manage our exposure to climate-related risks.
Climate scenario analysis forms a key part of the Barclays Group's, and therefore the Barclays Bank Group’s, approach to assessing and quantifying the impact of physical and transition climate risks on the Bank’s portfolio. We have developed our approach to scenario analysis through detailed quantitative and qualitative risk assessments of particular portfolios and activities. Since 2018, Barclays has progressively enhanced its scenario analysis capabilities, developing new climate assessment methodologies, running internal targeted exercise with external subject matter experts and participating in regulatory climate stress-testing, collaborating with external subject matter experts, and participating in regulatory exercises. The
Barclays Group has developed key metrics and targets to track progress against its climate strategy. Please see the Barclays PLC Annual Report 2023 for further details on scenario analysis and key metrics.
Support for candidates and colleagues with disabilities and long-term conditions
Barclays is committed to attracting and retaining a diverse workforce, and our commitment to inclusion means we want to ensure that candidates with disabilities and long-term health conditions receive support and adjustments in the application process and beyond. Barclays welcomes applications from all candidates and is committed to ensuring reasonable adjustments (accommodations) are put in place to ensure a fair and inclusive recruitment process. Barclays is committed to providing all colleagues with the support and tools they need to have a productive and fulfilling career. We can consider making adjustments to remove or reduce barriers colleagues might face if they have a disability, health concern or mental health condition. We also ensure opportunities for training, career development and promotion are available to all.
Engagement with customers, suppliers and others in a business relationship with the Company
The Directors, via management, must effectively manage, monitor and mitigate risks in our supply chain. We expect our Third Party Service Providers
(TPSP) to make responsible decisions that, where relevant, take our stakeholders’ needs into account in both the short and the long term. Barclays expects the TPSPs to comply with applicable laws, regulations and standards within the geographies in which they operate. Barclays’ standard approach to new TPSP on-boarding and renewal begins by assessing the services that are being provided and ascertaining the level of risk. TPSPs that are assessed as being above a low risk of exposure from a business risk perspective (at the point of onboarding and on an ongoing basis) are subject to
Barclays’ Supplier Control obligations (SCOs). TPSPs to whom the SCOs apply become managed TPSPs and are subject to ongoing management and controls assurance during the term of service. Prior to contractual agreement and service go live, these TPSPs are required to complete a pre-
contractual questionnaire which captures their adherence to the SCOs and Barclays’ TPSP Code of Conduct (TPSP CoC). The TPSP CoC encourages our
TPSPs to adopt our approach to doing business and details our expectations for matters including environmental management, human rights, diversity and inclusion and also for living the Barclays Values.
Barclays is proud to be a signatory of the Prompt Payment Code in the UK and we also work closely with the Small Business Commissioner and other organisations, including Good Business Pays, to educate the public on late payments and the impact they can have on businesses and business owners, and to raise the social conscience of larger businesses who do not pay on time.
For information on our engagement with customers and clients, please refer to the Strategic report and the Customers and clients section of the
Barclays PLC Annual Report 2023.
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
There are no agreements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs because of a takeover bid.
Governance report
Directors’ report

Barclays Bank PLC 2023 Annual Report on Form 20-F	13
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
An external audit tender was conducted in 2015 and the decision was made to appoint KPMG as Barclays Group’s statutory auditor with effect from the
2017 financial year.
The Company is in compliance with the requirements of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of
Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which relates to the frequency and governance of tenders for the appointment of the statutory auditor and the setting of a policy on the provision of non-audit services.
Provided that KPMG continues to maintain its independence and objectivity, and the BPLC Board Audit Committee remains satisfied with its performance, the Barclays Group does not intend to tender for an alternative statutory auditor to be appointed before the end of the current required period of 10 years. Accordingly, any tender is expected to be in respect of the 2027 financial year onwards and is likely to take place in 2025. The BPLC
Board Audit Committee has reconfirmed that it would not be appropriate to tender before this date. Further, there has been significant rotation of the senior members of the KPMG audit team since 2017 and more recent changes in certain members of the Barclays senior finance team, both of which have reduced any potential familiarisation threat.
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
All expenses and disbursements must be included in the fees calculation. More information on this can be found in the Barclays PLC Annual Report
2023.
The Audit Committee considered KPMG’s independence in particular as regards to the breach of the UK ethical requirements referred to in their audit report. The Audit Committee agreed with KPMG's assessment that this does not impair their integrity and objectivity.
The fees payable to KPMG for the year ended 31 December 2023 amounted to £49m (2022: £47m), of which £9m (2022: £9m) was payable in respect of non-audit services. A breakdown of the fees payable to the auditor for statutory audit and non-audit work can be found in Note 38 to the financial
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
Directors’ responsibilities
The following statements, which should be read in conjunction with the auditor’s report set out on pages 117 to 119, are made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditor in relation to the accounts.
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
Company and of their profit or loss for that period.
Governance report
Directors’ report

Barclays Bank PLC 2023 Annual Report on Form 20-F	14
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
By order of the Board
Hannah Ellwood
Company Secretary
19 February 2024
Barclays Bank PLC
Registered in England. Company No. 1026167
Registered office, 1 Churchill Place, London E14 5HP
Governance report
Directors’ report

Barclays Bank PLC 2023 Annual Report on Form 20-F	15
Managing data privacy, security and resilience
We have strict policies to protect privacy and keep data secure.
Data privacy
Most of the jurisdictions in which Barclays operates have privacy and data protection laws in effect. While these may vary in detail, generally they reflect internationally recognised privacy principles found in the UN’s Universal Declaration of Human Rights, the European Convention on Human Rights and
the European Union’s Charter of Fundamental Rights.
We strive to operate in accordance with these standards and recognise that respect for privacy rights is a key element of good corporate governance and social responsibility. We strive to be transparent about our use of personal information when delivering our products and services and acknowledge the responsibility we have for safeguarding privacy.
As Barclays increasingly adopts digital solutions to deliver next-generation consumer financial services, we appreciate our clients, customers and others may wish to understand how this may impact the use of their personal information. A globally applicable Barclays Data Privacy Standard sets out what is expected of all Barclays businesses and functions when collecting, using and sharing personal information.
To promote clear accountability, the Standard includes the requirement for each business to appoint an accountable executive who has ultimate responsibility for the processing of personal data within that business. An agreed assurance programme measures compliance with the Data Privacy
Standard. Barclays colleagues must complete annual privacy training which is reviewed and refreshed each year, with additional tailored training provided as necessary. The Group Data Protection Officer (DPO) reports on data privacy issues to the highest level of management.
Through customer and employee privacy notices, we endeavour to explain clearly and openly how and why we use personal information and the legal grounds we rely on. When we receive complaints we seek to address them fairly. Several jurisdictions also provide individuals with specific rights, such as the right to have access to or request deletion of their personal information.
Barclays provides a public mailbox and secure channels via its website to enable individuals to make their privacy requests and receive responses from a dedicated team.
Barclays requires its suppliers to comply with data protection and privacy laws, regulations and standards relevant to the jurisdictions in which they operate and relevant to any transferred personal data. Our requirements are set out and managed through the Barclays Supplier Control Obligations, available online, which look to provide assurance that all new and existing suppliers commit to ensuring personal data shared with them is safeguarded and respected throughout the supply chain.
Data security
Barclays deploys automated controls to protect its sensitive information and the data that has been entrusted to us by customers and clients, in line with our standards, taking into account findings from internal and external reviews of our controls. As Barclays accelerates the migration of digital services to the cloud, we apply the same design principles that underpin our existing control environment. We have controls and monitoring in place designed to secure cloud-hosted data and maintain its integrity.
Barclays seeks to protect the security of data we share with third parties, including by conducting remote and on-site inspections with certain suppliers to review their controls against contractual obligations and industry standards. A Third Party Service Provider Framework is in place which sets out control requirements for business units to manage the operational, reputational, conduct and legal risks to Barclays through its supply chain.
As we have transitioned to a more hybrid working model, we have educated colleagues on cybersecurity risks in order to help minimise the risk of data exploitation or leakage.
Data resilience
Barclays' CSO operates key controls that mitigate cybersecurity-related risks. CSO focuses on understanding internal and external threats and delivering on our capabilities to counteract them.
As part of our efforts to continuously review and improve our response and recovery plans in preparation for evolving threats, Barclays works with industry bodies to learn from risk events in other organisations. Our teams use intelligence to create plausible cybersecurity and data compromise scenarios which we simulate to help us focus on continuous improvement.
Operational resilience
Customers and clients have increased expectations for us to be ‘Always On’, and the interconnectivity of the financial sector means the stability and resilience of our systems, workforce and the continued provision of third-party services, all of which have a direct impact on the quality of our service.
Resilience and Security is a focus for the board. Barclays continues to invest in a multi-year resilience programme which is focused on our ability to recover from ‘severe but plausible’ scenarios which could cause detriment to our customers and clients and the broader financial market. To enable this, we define Group-wide business services and their interdependencies across the Group, including technology, third-party services and our workforce, and develop the recovery plans and business response plans for disruption events, such as cyber or data integrity disruptions. We review and validate these recovery plans through regular testing which supports our aim to reduce the volume and impact of operational incidents year on year. We also conduct regular assurance on third parties to assess their capability, as defined by our contractual Information & Cyber Security Supplier Control
Obligations.
Resilience and security is the responsibility of everyone within the Group. All permanent employees are required to complete mandatory training on these topics at regular intervals across the year.
Governance
Other governance

Barclays Bank PLC 2023 Annual Report on Form 20-F	16
Please refer to the 'Material existing and emerging risks' section in our Risk review on pages 32 to 33 for further details on cyberattacks, data management and information protection.
Please refer to the 'Supervision and regulation' section in our Risk review on page 113 to 114 for further details on our regulatory approach to managing such risks.
Chief Security Office
Barclays' CSO exists to keep the bank, its customers, clients, and colleagues safe and secure, and to maintain the resilience of our operations. CSO supports Barclays' business to operate in a protected and secure environment, and actively promotes the culture that security is everyone's responsibility.
The Chief Security Officer for the Group heads Barclays' CSO and reports up through the Chief Operating Officer, who sits on the Group Executive
Committee. The Group CISO reports directly to the Chief Security Officer and is supported by a team of CISOs for individual business units and jurisdictions, as well as other teams of cybersecurity experts and analysts. Barclays' Group Chief Security Officer combines 10 years of law enforcement experience with over 20 years of experience serving in senior leadership roles managing security at global financial institutions. The Group CISO and supporting leadership team collectively have advanced degrees and senior level experience managing security risks in a variety of sectors, including those that represent critical national infrastructure, such as telecommunications and peer financial institutions. They are supported by analysts and subject matter experts in a variety of specialisations, such as intelligence, penetration testing, cyber-forensic investigations, security engineering, and vulnerability management.
CSO leadership manages Barclays’ cybersecurity activities and is accountable for the day-to-day monitoring of residual risk, identification of gaps, oversight of remedial actions and implementation of strategy. As described below, the Chief Security Officer and CISO for the Group provide updates to the Board and Board Risk Committee about cybersecurity risks facing the Group.
Within its oversight of Operational risk as a Principal Risk, the Board Risk Committee is responsible for oversight of risks arising from cybersecurity threats. As part of this oversight, the Board Risk Committee receives periodic updates from Barclays' Chief Security Officer or CISO for the Group on
cybersecurity matters. In 2023, such updates addressed topics that included the shifting cybersecurity threat landscape, measurement of Barclays' risk and control posture, cybersecurity incident trends and Barclays' response, Barclays' ability to recover from a material cyberattack scenario, third party control and assurance monitoring, privileged access to Barclays' systems, regulatory developments, and Barclays' technology and resource investment strategy.
Barclays assesses its cybersecurity activities against the industry-recognised National Institute of Standards and Technology (NIST) security maturity framework, and we periodically engage external security consultants to conduct independent benchmarking assessments. In 2023, findings from such an assessment conducted in late 2022 were briefed to the Board and Board Risk Committee.
Barclays' CSO partners with third party security providers throughout the Group's cybersecurity activities, including for cyber recovery, penetration testing, software vulnerability scanning, distributed denial of service (DDoS) attack prevention, phishing simulations, third party risk management, incident response, intelligence, fraud prevention, and industry benchmarking.
Under Barclays' Enterprise Risk Management Framework, there is an Information and Cyber Security Policy supported by ten Standards which define the minimum requirements for cybersecurity matters across the entire Barclays Group. These Standards cover the following topics: Cryptography, Network
Security, Security Configuration, Data Loss Prevention, Vulnerability Management, Data Security, Incident Response & Threat Intelligence, Threat
Management, Governance, and Identity & Access Management.
An important part of Barclays’ cybersecurity environment is its Joint Operations Centres (JOCs), which operate 24x7x365 from three globally strategic locations, linking CSO’s security professionals and incident response managers with control functions and business unit representatives. The JOCs deliver security responsiveness by uniting core security functions and providing a central information and coordination point for security incident management.
To manage security risk related to our third-party suppliers, many of which perform critical services for Barclays and handle sensitive Barclays data, we have a set of contractual Information & Cyber Security Supplier Control Obligations that are based off of the requirements of our internal standards. We conduct assurance over our third and fourth parties against those obligations through a dedicated External Cyber Assurance & Monitoring team
(ECAM) and a set of control indicators. This is achieved through our own assurance capabilities and use of a third-party assurance utility. Activity is structured on a risk-based approach that prioritizes suppliers that underpin our most important business services.
Identified issues are managed formally, but we also engage proactively with third party suppliers to help them strengthen their security and resilience posture. To recognise the changing risk presented by third party suppliers, which are increasingly targeted by threat actors, we regularly alert third party suppliers where we anticipate that they may be more vulnerable and should take preventative action.
Notwithstanding such third-party risk management efforts, Barclays does not have direct control over the cybersecurity of the systems of its third parties, limiting the Group’s ability to effectively protect and defend against certain threats.
Certifications
Barclays holds three ISO27001 certifications (i.e. the international standard on how to manage information security), Cyber Essentials / Cyber Essentials
Plus Certification, and has a UK certification for Digital Banking.
Reporting phishing
CSO performs a number of key activities related to identifying, investigating, responding to and containing phishing / malicious email incidents. CSO has embedded an operational process that provides education and awareness content via email to colleagues who click a malicious link or attachment in a phishing email, with escalating training exercises and management interventions for repeated instances. To report suspected phishing to Barclays'
JOC for further investigation, colleagues have a tool integrated into their email account, and colleagues receive feedback on whether the reported email
Governance
Other governance

Barclays Bank PLC 2023 Annual Report on Form 20-F	17
was suspect or genuine. CSO also runs monthly phishing simulations to understand colleagues' susceptibility to real attacks, using the analysis to refine education and training.
Training
Barclays has adopted a 65-day window for mandatory training completion to allow colleagues sufficient time to complete training. The consequence of non-completion is a breach which can lead to disciplinary action and impact compensation.
The 65-day window covers many different colleague situations, including new joiners, returners from sick leave or parental leave and internal movers.
Some of these situations are required by law to have a reasonable adjustment time to enable the successful completion of training. This process is managed by Barclays HR and Compliance.
Governance
Other governance

Barclays Bank PLC 2023 Annual Report on Form 20-F	18
The following sub-sections include a summary of the Barclays Bank PLC specific items from the Barclays PLC Annual Report 2023. For full details, refer to the Colleagues section of the Barclays PLC Annual Report 2023. Figures mentioned are for the Barclays Group, other than where specifically mentioned.
Our colleagues are connected by a shared Purpose, Values and Mindset, and commitment to delivering to a consistently excellent standard. We strive to make Barclays a great place to work, empower colleagues to attain sustainable high performance and deliver strong results for stakeholders.
Engaging with colleagues
The Barclays Bank PLC Group has a diverse talent pool of around 23,900 colleagues across the world. We engage in regular dialogue with our colleagues to understand what is working well and where there are opportunities to improve. This includes townhalls, skip-level meetings, site visits, leader-led engagement and surveys. We maintain an engagement approach in line with the UK's Financial Reporting Council (FRC) governance recommendations.
Maintaining a strong and effective partnership with Unitea, national works councils and the Barclays Group European Forum helps us gather feedback.
We continue to consult with colleague representatives on major change programmes impacting our people, to minimise compulsory job losses and focus on reskilling and redeployment.
Achieving a consistently excellent standard
Barclays continues to focus on delivering to a higher operating standard via our Barclays Group-wide cultural change programme, Consistently
Excellent. This programme challenges colleagues to address five key areas – Precision, Service, Focus, Efficiency and Diversity of thought – to establish a new operating standard.
This higher standard is becoming part of our culture and we are working hard to equip everyone with the right skills to achieve this, while rewarding progress. We have incorporated it into our existing Values and Mindset behaviours and as part of an enhanced set of leadership behaviours. We also began updating our key processes for attracting, retaining and developing talent, planning for succession, and recognising and rewarding performance.
To help create a common understanding across the Barclays Group, we led Consistently Excellent workshops throughout 2023 for our senior leaders. In
2024, all colleagues will be invited to attend these workshops.
Investing in our talent
Our talent ambition underpins Barclays’ approach to talent attraction, retention and development. We relaunched our ambition in 2023 to focus on the skills and capabilities we require for the future, and set the benchmark for what it means to lead at Barclays through our refreshed leadership framework. Together, these set clear behavioural expectations for our leaders, and enable our leaders to create the right culture for colleagues to deliver to a consistently excellent standard.
With our Diversity, Equity and Inclusion (DEI) agenda in mind, we continue to attract candidates who possess the capabilities, critical skills and experience required to provide exceptional service to our customers and clients. In 2023, our graduate intake was over 36% female, while our undergraduate Discovery Diversity Programme focused on showcasing successful career paths for underrepresented minorities. These hiring programmes have helped drive applications from a diverse pool of candidates. To further promote social mobility, we will continue our extensive apprentice hiring programme through engagement with educational institutions.
Maintaining our focus on wellbeing
We remain committed to supporting colleague wellbeing using data-driven insights and engagement through leader-led initiatives such as the 'Healthy to Talk' campaign on World Mental Health Day. This is supplemented by dedicated people leader workshops exploring practical ways to continue to embed wellbeing into ways of working.
Introducing structured hybrid working
Following our continuous test and learn approach, Barclays has adapted its ways of working to introduce structured hybrid working – supporting colleagues to connect in-person and plan their work to make the most of both their time in the office and remotely.
Our people policies
Our people policiesb help us recruit the best people, provide equal opportunities and create an inclusive culture in line with our Purpose, Values and
Mindset, and in support of our long-term success. They are regularly reviewed and updated to ensure alignment with our broader people strategy.
We are committed to paying our people fairly and appropriately relative to their role, skills, experience and performance. This means our remuneration policies reward performance in line with our Purpose, Values and Mindset, and our consistently excellent standard. We also encourage our people to benefit from Barclays’ performance by enrolling in our employee share ownership plans.
Notes
aThe collective bargaining coverage of Unite in the UK represents 80% (2022: 82%) of our UK workforce and 40% (2022: 43%) of our global workforce.
bOur policies reflect relevant employment law, including the provisions of the Universal Declaration of Human Rights and the International Labour Organization (ILO)
Declaration on Fundamental Principles and Rights at Work.
Governance
Colleagues

Barclays Bank PLC 2023 Annual Report on Form 20-F	19
The management of risk is a critical underpinning to the execution of the Barclays Bank Group’s strategy. The material risks and uncertainties the
Barclays Bank Group faces across its business and portfolios are key areas of management focus.

Risk management strategy		Page
Overview of the Barclays Bank Group’s approach to risk management.	▪Enterprise Risk Management Framework (ERMF)	22
	▪Segregation of duties – the “Three Lines of Defence” model	22
	▪Principal risks	22
	▪Risk appetite	22
	▪Risk Committees	22
	▪Barclays’ risk culture	23
Material existing and emerging risks
Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	▪Material existing and emerging risks potentially impacting more than one principal risk	24
	▪Climate risk	29
	▪Credit risk	29
	▪Market risk	31
	▪Treasury and capital risk	31
	▪Operational risk	32
	▪Model risk	34
	▪Compliance risk	35
	▪Reputation risk	35
	▪Legal risk and legal, competition and regulatory matters	36
Principal risk management
The Barclays Bank Group’s approach to risk management for each principal risk with focus on organisation and structure and roles and responsibilities.	▪Climate risk management	37
	▪Credit risk management	41
	▪Market risk management	43
	▪Treasury and capital risk management	43
	▪Operational risk management	45
	▪Model risk management	46
	▪Compliance risk management	46
	▪Reputation risk management	47
	▪Legal risk management	47
Risk performance
Climate risk: The impact on Financial (Credit, Market, Treasury & Capital) and Operational Risks arising from climate change through physical risks and risks associated with transitioning to a lower carbon economy.	▪Climate risk performance	48
Credit risk: The risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties (including sovereigns), to fully honour their obligations to the Barclays Bank Group, including the whole and timely payment of principal, interest, collateral and other receivables.	▪Credit risk overview and summary of performance	52
	▪Maximum exposure and effects of netting, collateral and risk transfer	53
	▪Expected credit losses	55
	▪Management adjustments to models for impairment	64
	▪Climate risk ECL assessment	65
	▪Measurement uncertainty and sensitivity analysis	67
	▪Analysis of the concentration of credit risk	77
	▪Approach to management and representation of credit quality	78
	▪Analysis of specific portfolios and asset types	85
Market risk: The risk of loss arising from potential adverse changes in the value of the Barclays Bank Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.	▪Market risk overview and summary of performance	87
	▪Review of management measures	87
Risk review
Contents

Barclays Bank PLC 2023 Annual Report on Form 20-F	20

Risk performance continued
Treasury and capital risk – Liquidity: The risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.	•Liquidity risk overview	90
	▪Liquidity risk stress testing	90
	▪Contractual maturity of financial assets and liabilities	92
Treasury and capital risk – Capital: The risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments and stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the Barclays Bank Group’s pension plans.	▪Capital risk overview	96
	•Foreign exchange risk	97
	•Pension risk review	98
Treasury and capital risk – Interest rate risk in the banking book: The risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.	▪Interest rate risk in the banking book overview and summary of performance	100
	▪Net interest income sensitivity	100
	▪Analysis of equity sensitivity	100
	▪Volatility of the fair value through other comprehensive income (FVOCI) portfolio in the liquidity pool	101
Operational risk: The risk of loss to the Barclays Bank Group from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.	▪Operational risk overview and summary of performance	102
	▪Operational risk profile	103
Model risk: The potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.	▪Model risk overview and summary of performance	105
Compliance risk: The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Barclays Bank Group's products and services.	▪Compliance risk overview and summary of performance	105
Reputation risk: The risk that an action, transaction, investment, event, decision, or business relationship will reduce trust in the Barclays Bank Group’s integrity and/or competence.	▪Reputation risk overview and summary of performance	105
Legal risk: The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Bank Group to meet its legal obligations including regulatory or contractual requirements.	▪Legal risk overview and summary of performance	106
Supervision and regulation
The Barclays Bank Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations.	▪Supervision of the Barclays Bank Group	107
Risk review
Contents

Barclays Bank PLC 2023 Annual Report on Form 20-F	21
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
The ERMF sets out:
▪risk management and segregation of duties: the ERMF defines a Three Lines of Defence model
▪principal risks faced by the Barclays Bank Group which guide the organisation of risk management processes
▪risk appetite requirements: this helps define the level of risk we are willing to undertake in our business
▪roles and responsibilities for key risk management and governance.
The ERMF is complemented by frameworks, policies and standards which are mainly aligned to individual principal risks:
▪frameworks cover high level principles guiding the management of principal risks, and set out details of which policies are needed, and high level governance arrangements
▪policies set out the control objectives and high level requirements to address the key principles articulated in their associated frameworks. Policies state ‘what’ those within scope are required to do
▪standards set out detail of the control requirements to ensure the control objectives set by the policies are met.
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
▪The legal function provides support to all areas of the Barclays Bank Group and is not formally part of any of the three lines of defence. The Legal function is responsible for proactively identifying, communicating and providing legal advice on applicable laws, rules and regulations. Except in relation to the legal advice it provides or procures, it is subject to second line oversight with respect to its own operational and compliance risks, as well as with respect to the legal risk to which the Barclays Bank Group is exposed.
Principal risks
The ERMF identifies nine principal risks namely: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, compliance risk, reputation risk and legal risk. Note that "compliance risk" replaced "conduct risk" in 2023 with an expanded definition; see page 35 for more information.
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
The Barclays Group total risk appetite and its allocation to the Barclays Bank Group are supported by limits to enable and control specific exposures and activities that have material concentration risk implications.
Risk Committees
The Barclays Bank Group's various risk committees consider risk matters relevant to their business, and escalate as required to the Barclays Group Risk
Committee, whose Chair, in turn, escalates to the Barclays Bank PLC Board Risk Committees and the Barclays Bank PLC Board.
Risk review
Risk management
Barclays’ risk management strategy

Barclays Bank PLC 2023 Annual Report on Form 20-F	22

Board Committees	Barclays Bank PLC Board			Barclays Bank PLC ExCo

	Barclays Bank PLC Board Risk Committee	Barclays Bank PLC Board Audit Committee	Barclays Bank PLC Board Remuneration Committee

Management Level Committees/ Forums	Group Risk Committee		Barclays PLC Remuneration Review Panel

Business Level Committees/ Forums	Risk Committees (aligned to product/risk type or business)

The Barclays Bank PLC Board receives regular information on the risk profile of the Barclays Bank Group, and has ultimate responsibility for approval of risk appetite and capital plans, within the parameters set by the Barclays PLC Board. The Barclays Bank PLC Board is also responsible for the adoption of the ERMF.
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
▪The Barclays Bank PLC Board Audit Committee (BAC): The BAC receives regular reports on the effectiveness of internal control systems, on material control issues of significance, and on accounting judgements (including impairment), and a quarterly review of the adequacy of impairment allowances.
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
The Barclays Group CEO works with the Executive Management to embed a strong risk culture within the Barclays Group, with particular regard to the identification, escalation and management of risk matters, in accordance with the ERMF. This is supported by our Purpose, Values and Mindset, as well by as by setting a standard of consistent excellence. Specifically, all employees regardless of their positions, functions or locations must play their part in the Barclays Bank Group’s risk management. Employees are required to be familiar with risk management policies which are relevant to their responsibilities, know how to escalate actual or potential risk issues, and have a role-appropriate level of awareness of the risk management process as defined by the ERMF.
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
Risk review
Risk management
Barclays’ risk management strategy

Barclays Bank PLC 2023 Annual Report on Form 20-F	23
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
(iii) subdued asset prices, which may impact the value of collateral held by the Group and require the Group and its customers to post additional collateral in order to satisfy margin calls; (iv) mark-to-market losses in trading portfolios resulting from changes in factors such as credit ratings, share prices and solvency of counterparties; and (v) revisions to calculated ECLs leading to increases in impairment allowances. In addition, the Group’s ability to borrow from other financial institutions or raise funding from external investors may be affected by deteriorating economic conditions and market disruption. Geopolitical events can also cause financial instability and affect economic growth.
In particular:
•Global GDP growth in 2023 was severely hampered by inflationary pressures resulting from: (i) restricted labour markets, industrial disputes, and upward pressure on employment costs; (ii) high energy prices intensified by the conflicts in Ukraine and the Middle East; and (iii) resilient consumer spending, particularly on services, funded by drawing household savings. High inflation has led to the on-going 'cost of living'
pressures in much of the world, including in the UK.
•In response to persistent inflation, 2023 saw central banks continue to tighten monetary policy through raising interest rates and exercising quantitative tightening. While markets are forecasting that rates are at or near their cycle peak and inflation has begun to ease back (albeit remaining well above central banks' targets), economies in which the Barclays Bank Group operates are vulnerable to recession risk in 2024.
Such risk is heightened by the turbulent geopolitical outlook and volatile market conditions with these factors acting as a drag on potential global economic growth. Higher mortgage rates, rising taxes, elevated bond yields, depleted household savings, higher corporate insolvencies, and rising unemployment have potentially negative implications for the Barclays Bank Group's performance, including increased impairment allowances.
•The loss of ‘the presumption of compliance’ is widely reported to have raised costs for UK customers exporting to the European Union (EU)
which, together with the risk of regulatory divergence between the UK and the EU, could adversely impact both the Barclays Bank Group's EU and UK operations.
•Further, any trading disruption between the EU and the UK may have a significant impact on economic activity in the EU and the UK which, in turn, could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
•Unstable economic conditions could result in (among other things):
◦a deeper slowdown in the UK and/or one or more member states of the EU in which the Barclays Bank Group operates, with lower growth, higher unemployment and a greater fall in property prices, which could lead to increased impairments in relation to a number of the Barclays Bank Group’s portfolios (including, but not limited to, unsecured lending portfolio (including credit cards)
and commercial real estate exposures);
◦increased market volatility (in particular in currencies and interest rates), which could impact the Barclays Bank Group’s trading book positions and affect the underlying value of assets in the banking book and securities held by the Barclays Bank Group for liquidity purposes. In addition, depositor perceptions of banking fragility as seen in certain institutions in 2023 could increase the severity and velocity of deposit outflows, impacting the Barclays Bank Group’s liquidity position;
◦a credit rating downgrade for one or more members of the Barclays Bank Group (either directly or indirectly as a result of a downgrade in the UK sovereign credit ratings), which could significantly increase the Barclays Bank Group’s cost of funding and/or reduce its access to funding, widen credit spreads and have a material adverse impact on the Barclays Bank Group’s interest margins and liquidity position; and/or
◦a market-wide widening of credit spreads or reduced investor appetite for the Barclays Bank Group’s debt securities, which could negatively impact the Barclays Bank Group’s cost of and/or access to funding.
•A significant proportion of the Barclays Bank Group’s portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. Political instability and/or increased polarisation ahead of the 2024 elections together with the possibility of significant changes in US policy in certain sectors may negatively impact the Barclays Bank Group’s associated portfolios. Stress in the US economy, weakening GDP and associated exchange rate fluctuations, heightened political and/or trade tensions (such as between the US and China), and increased unemployment could lead to higher levels of impairment, which may have a material adverse effect on the
Barclays Bank Group's results of operations and profitability.
•An escalation in geopolitical tensions or increased use of protectionist measures (such as the US and China implementing reciprocal trade tariffs and/or outright export bans on specific products and/or in specific sectors) may have a material adverse effect on the Barclays Bank
Group’s business in the affected regions.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F	24
•In China, a significant global economy, the property market slump, shrinking exports, and weakened currency (and resulting capital outflows)
have caused an economic slowdown and with deflation a real risk. The high levels of debt, particularly in the property sector, remain a concern given the high leverage multiples, despite government and regulatory action. Any property shock risks contaminating the financial sector and precipitating a wider banking crisis. A shift away from market-based reforms towards state led initiatives to stimulate the economy could damage private-sector confidence and economic growth.
•High US interest rates and a potential global slow-down in demand for natural resources, means an economic deterioration in emerging markets still remains a risk. This could have a material adverse effect on the Barclays Bank Group's results from operations if these stresses lead to higher impairment charges from a deterioration in sovereign or corporate creditworthiness.
•New strains of COVID-19 (or reduced vaccine efficacy) could impact the Barclays Bank Group's ability to conduct business in the jurisdictions in which it operates through disruptions to: (i) infrastructure and supply chains, (ii) business processes and technology services provided by third parties and (iii), the availability of staff due to illness. These interruptions to business may be detrimental to customers (who may seek reimbursement from the Barclays Bank Group for costs and losses incurred as a result of such interruptions), and result in potential litigation costs (including regulatory fines, penalties and other sanctions), as well as reputational damage. It may also have the effect of increasing the likelihood and/or magnitude of other risks described herein (with consequential impairment charge volatility) or may pose other risks which are not presently known to the Barclays Bank Group or not currently expected to be significant to the Barclays Bank Group’s profitability, capital and liquidity.
Any and all such events mentioned above could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition, prospects, liquidity, capital position and credit ratings (including potential credit rating agency changes of outlooks or ratings), as well as on the Barclays Bank Group’s customers, employees and suppliers.
ii)The impact of interest rate changes on the Barclays Bank Group’s profitability
Changes to interest rates are significant for the Barclays Bank Group, especially given the uncertainty as to the size and frequency of such changes, particularly in the Barclays Bank Group’s main markets of the UK, the US and the EU.
Interest rate rises result in higher funding costs either due to higher refinancing costs or due to deposit balance mix changes as customer prefer higher rate deposits. Interest rate rises however may positively impact the Barclays Bank Group’s profitability as retail and corporate business net interest income (that is, the difference between lending income and borrowing costs) increases as observed during the interest rate rises in 2023. However, interest rates rises that are larger or more frequent than expected, particularly when combined with inflationary pressures and reduced affordability, could lead to weaker than expected growth and higher unemployment, leading to higher credit losses and increased impairment charges. Interest rate cuts may reduce net interest margins and adversely affect profitability.
Changes in interest rates may also adversely impact the value of the securities held in the Barclays Bank Group’s liquid asset portfolio. Consequently, this could create capital volatility through the Barclays Bank Group’s fair value through other comprehensive income (FVOCI) reserve.
iii)Competition in the banking and financial services industry
The Barclays Bank Group operates in a highly competitive environment in which it must evolve and adapt to significant changes as a result of regulatory reform, technological advances, increased public scrutiny, prevailing market environment and changes to economic conditions. The Barclays Bank
Group expects that competition in the financial services industry will continue to be intense and may have a material adverse effect on the Barclays Bank
Group’s future business, results of operations, financial condition and prospects.
New competitors in the financial services industry continue to emerge. Technological advances and the growth of e-commerce have made it possible for non-banks to offer products and services that traditionally were banking products such as electronic securities trading, payments processing and online automated algorithmic-based investment advice. Furthermore, payments processing and other services could be significantly disrupted by technologies, such as blockchain (used in cryptocurrency systems) and 'buy now pay later' lending, both of which are currently subject to lower levels of regulatory oversight compared to many activities undertaken by banks. Furthermore, the introduction of central bank digital currencies could have significant impact on the banking system and the role of commercial banks by disrupting the current provision of banking products and services. This disruption could allow new competitors, some previously hindered by banking regulation (such as certain FinTechs), to provide customers with access to banking facilities and increase the disintermediation of banking services.
New technologies and changing consumer behaviour have previously required, and could continue to require, the Barclays Bank Group to incur additional costs to modify or adapt its products or make additional capital investments in its businesses to attract and retain clients and customers or to match products and services offered by its competitors, including technology companies.
Ongoing or increased competition and/or disintermediation of banking services may put pressure on the pricing of the Barclays Bank Group’s products and services, which could reduce the Barclays Bank Group's revenues and profitability, or may cause the Barclays Bank Group to lose market share, particularly with respect to traditional banking products such as deposits, bank accounts and mortgage lending. This competition may be on the basis of the quality and variety of products and services offered, transaction execution, innovation, reputation and/or price. These factors may be exacerbated by further industry wide initiatives to address access to banking. The failure of any of the Barclays Bank Group’s businesses to meet the expectations of clients and customers, whether due to general market conditions, underperformance, a decision not to offer a particular product or service, branch closures, changes in client and customer expectations or other factors, could affect the Barclays Bank Group’s ability to attract or retain clients and customers. Any such impact could, in turn, reduce the Barclays Bank Group’s revenues.
iv)Regulatory change agenda and impact on business model
The Barclays Bank Group’s businesses are subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations of the foregoing in the UK, the US, the EU and the other markets in which it operates. Many regulatory changes that are relevant to the Barclays Bank Group’s business may have an effect beyond the country in which they are enacted, either because the Barclays Bank Group’s regulators deliberately enact regulation with extra-territorial effect or its global operations mean that the Barclays Bank Group gives effect to local laws and regulations on a wider basis.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F	25
In recent years, regulators and governments have focused on reforming both the prudential regulation of the financial services industry and the ways in which the business of financial services is conducted. Measures taken include enhanced capital, liquidity and funding requirements, the structural separation or prohibition of certain activities by banks, changes in the operation of capital markets activities, the introduction of tax levies and transaction taxes, changes in compensation practices and more detailed requirements on how business is conducted and customers are treated. The governments and regulators in the UK, the US, the EU or elsewhere may intervene further in relation to areas of industry risk already identified, or in new areas, which could adversely affect the Barclays Bank Group.
Current and anticipated areas of particular focus for the Barclays Bank Group’s regulators, where regulatory changes could have a material effect on the
Barclays Bank Group’s business, financial condition, results of operations, prospects, capital position, and reputation include, but are not limited to:
▪the increasing focus by regulators, international bodies, organisations and unions on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers, promoting effective competition in the interests of consumers and ensuring the orderly and transparent operation of global financial markets, including the new Consumer Duty in the UK and measures resulting from ongoing thematic reviews into the workings of the retail, small and medium enterprises and wholesale banking sectors and the provision of financial advice to consumers;
▪the implementation of any conduct measures as a result of regulators’ focus on organisational culture, employee behaviour and whistleblowing;
▪the demise of certain benchmark interest rates and the transition to new risk-free reference rates (as discussed further below under section v) Impact of benchmark interest rate reforms on the Barclays Bank Group’);
▪reviews of regulatory frameworks applicable to the wholesale financial markets, including reforms and other changes to conduct of business, listing, securitisation and derivatives related requirements;
▪the focus globally on technology adoption and digital delivery, including the use of artificial intelligence (AI), digital assets and digital money
(including central bank digital currencies), financial technology risks, payments and related infrastructure, operational resilience, and cybersecurity.
This also includes the introduction of new and/or enhanced regulatory standards in these areas, underpinned by customer protection principles;
▪increasing regulatory expectations of firms around governance and risk management frameworks, particularly for the management of climate change and other ESG risks, enhanced ESG disclosure and reporting obligations, and proposals for a new regulatory framework on diversity and inclusion in the UK;
▪the continued evolution of the UK’s regulatory framework following the UK's withdrawal from the EU, particularly following the introduction of the
Financial Services and Markets Act 2023 (FSMA 2023) which provides for the revocation of retained EU law relating to financial services and the UK financial services regulatory reform agenda announced in December 2022, and similarly regarding the access of UK and other non-EU financial institutions to EU markets;
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
▪proposed reforms to the UK ring-fencing regime, which requires the separation of core banking operations for retail and small and medium enterprise depositors from other wholesale and investment banking operations;
▪the reform of corporate criminal liability in the Economic Crime and Corporate Transparency Act 2023, which includes a failure to prevent fraud offence;
▪requirements to detail management accountability within the Barclays Bank Group (for example, the requirements of the Senior Managers and
Certification Regime in the UK and similar regimes elsewhere that are either in effect or under consideration/implementation), as well as requirements relating to executive remuneration;
▪changes in national or supra-national requirements regarding the ability to offshore or outsource the provision of services and resources or transfer material risk or data to companies located in other countries, which could impact the Barclays Bank Group’s ability to implement globally consistent and efficient operating models;
▪financial crime, fraud and market abuse standards and increasing expectations for related control frameworks, to ensure firms are adapting to new threats and are protecting customers from cyber-enabled crime;
▪the application and enforcement of economic sanctions including those with extra-territorial effect and those arising from geopolitical tensions;
▪requirements flowing from arrangements for the resolution strategy of the Barclays Group and its individual operating entities (including the Barclays
Bank Group) that may have different effects in different countries;
▪the increasing regulatory expectations and requirements relating to various aspects of operational resilience, including an increasing focus on the response of institutions to operational disruptions and reviews of the role of critical third party providers;
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
▪continuing regulatory focus on the effectiveness of internal controls and risk management frameworks, as evidenced in regulatory fines and other measures imposed on the Barclays Bank Group and other financial institutions; and
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F	26
▪recent proposals in US Card market impacting consumer late fee assessment.
For further details on the regulatory supervision of, and regulations applicable to, the Barclays Bank Group, refer to the Supervision and regulation section.
v)Impact of benchmark interest rate reforms on the Barclays Bank Group
Global regulators have been driving international efforts to reform benchmarks and indices, which are used to determine the amounts payable under a wide range of transactions to increase reliability and robustness. These reforms have resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of alternative risk-free reference rates (RFRs), the discontinuation of certain benchmarks and the introduction of implementing legislation and regulations.
Specifically, certain London Interbank Offered Rate (LIBOR) tenors have either ceased or became permanently unrepresentative, with synthetic 3-month
GBP LIBOR ceasing to be published at the end March 2024 and synthetic 1-, 3- and 6-month USD LIBOR settings, intended to cease being published at the end September 2024. Notwithstanding these developments, given the unpredictable consequences of benchmark reform, any of these developments could have an adverse impact on market participants, including the Barclays Bank Group, in respect of any financial instruments linked to, or referencing, any of these benchmarks.
Uncertainty associated with such potential changes, including the availability and/or suitability of alternative RFRs, the participation of customers and third party market participants in the transition process, challenges with respect to required documentation changes, and impact of legislation to deal with certain legacy contracts that cannot convert into or add fall-back RFRs before cessation of the benchmark they reference, may adversely affect a broad range of transactions (including any securities, loans and derivatives which use an affected benchmark to determine an amount payable which are included in the Barclays Bank Group’s financial assets and liabilities) that use these benchmarks and indices, and present several risks for the
Barclays Bank Group, including but not limited to:
•Compliance risk: in undertaking actions to transition away from using certain benchmarks (such as LIBOR) to new alternative RFRs, the
Barclays Bank Group faces conduct risks. These may lead to customer complaints, regulatory sanctions or reputational impact if the Barclays
Bank Group is considered to be (among other things): (i) undertaking market activities that are manipulative or create a false or misleading impression; (ii) misusing sensitive information or not identifying or appropriately managing and mitigating conflicts of interest; (iii) providing customers with inadequate advice, misleading information, unsuitable products or unacceptable service; (iv) not taking a consistent approach to remediation for customers in similar circumstances; (v) unduly delaying the communication and migration activities in relation to client exposures, leaving them insufficient time to prepare; or (vi) colluding or inappropriately sharing information with competitors.
•Litigation risk: members of the Barclays Bank Group may face legal proceedings, regulatory investigations and/or other actions or proceedings regarding (among other things): (i) the conduct risks identified above, (ii) the interpretation and enforceability of provisions in contracts and securities linked to a relevant benchmark, and (iii) the Barclays Bank Group’s preparation and readiness for the replacement of benchmarks which have ceased or will shortly cease to be published with alternative RFRs.
•Financial risk: the valuation of certain of the Barclays Bank Group’s financial assets and liabilities may change. Moreover, transitioning to alternative RFRs may impact the ability of members of the Barclays Bank Group to calculate and model amounts receivable by them on certain financial assets and determine the amounts payable on certain financial liabilities (such as debt securities issued by them) because certain alternative RFRs (such as the Sterling Overnight Index Average (SONIA) and the Secured Overnight Financing Rate (SOFR)) are look-
back rates, which means that the amount of interest payable is only known after the period has finished because it is calculated by reference to observed historical rates. In contrast, forward-looking term rates (such as LIBOR) allow borrowers to calculate at the start of any interest period exactly how much is payable at the end of such interest period. This may have a material adverse effect on the Barclays Bank Group’s cash flows.
•Pricing risk: changes to existing benchmarks and indices, discontinuation of any benchmark or index and transition to alternative RFRs may impact the pricing mechanisms used by the Barclays Bank Group on certain transactions.
•Operational risk: changes to existing benchmarks and indices, the discontinuation of any benchmark or index and transition to alternative
RFRs may require changes to the Barclays Bank Group’s IT systems, trade reporting infrastructure, operational processes, and controls. In addition, if any benchmark or index is no longer available to calculate amounts payable, the Barclays Bank Group may incur expenses in amending documentation for new and existing transactions and/or effecting the transition from the original benchmark or index to a new one.
•Accounting risk: an inability to apply hedge accounting in accordance with IAS 39 could lead to increased volatility in the Barclays Bank
Group’s financial results and performance.
Any of these factors may have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition, prospects and reputation.
vi) Change delivery and execution risks
The Barclays Bank Group constantly adapts and transforms the way it conducts business in response to changing customer behaviour and needs, technological developments, regulatory expectations, increased competition and cost management initiatives. Accordingly, effective management of transformation projects is required to successfully deliver the Barclays Bank Group's strategic priorities, involving delivering both on externally driven programmes, as well as key business initiatives to deliver revenue growth, product enhancement and operational efficiency outcomes. The magnitude, complexity and, at times, concurrent demands of the projects required to meet these priorities can result in heightened execution risk.
The ability to execute the Barclays Bank Group’s strategy may be limited by operational capacity and the increasing complexity of the regulatory environment in which the Barclays Bank Group operates. In addition, whilst the Barclays Bank Group continues to pursue cost management initiatives, they may not be as effective as expected and cost saving targets may not be met.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F	27
The failure to successfully deliver or achieve any of the expected benefits of these strategic initiatives and/or the failure to meet customer and stakeholder expectations could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition, customer outcomes, prospects and reputation.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F	28
Material existing and emerging risks impacting individual principal risks
i)Climate risk
Climate risk is the impact on Financial (Credit, Market, Treasury & Capital) and Operational Risks arising from climate change through physical risks and risks associated with transitioning to a lower carbon economy.
The effects of climate change may be highly significant in their breadth and magnitude and could affect a large number of firms operating in different sectors and geographies, leading to potential downstream effects to the financial system. There is potential direct impact on banks and other financial institutions through their operations, as well as indirectly through customers and clients. Given this context and to support the Group’s ambition to be a net zero bank by 2050, Climate Risk is a Principal Risk under Barclays’ ERMF.
Scientific research suggests that physical risks arising due to climate change such as acute events (e.g. cyclone, hurricanes and floods) and chronic events (longer term shifts in climate patterns) may occur in increasing frequency and severity, Potential tipping points can cause unprecedented damage to particular geographies. Some regions are expected to be more severely affected than others if they are more exposed and/or more vulnerable to certain events.
The potential impact of physical risk events on the economy may include lower GDP growth, higher unemployment, shortage of raw materials and products due to supply chain disruptions and significant changes in asset prices. These factors could subsequently impact business model and profitability of Barclays Bank Group and its clients. Damage to the properties and operations of the Group's clients could decrease their production capacity, increase operating costs, affect insurability and decrease value of those properties. This in turn would lead to a decline in the creditworthiness of clients, which may result in higher defaults, delinquencies, write-offs and impairment charges in the Group's portfolios. Physical hazards may also impact the creditworthiness of the sovereigns of countries in which they occur. The deterioration in the credit ratings of sovereign bonds could affect their access to capital and their eligibility for inclusion in banks' liquidity buffers. These hazards may also impact the value of investments which the
Barclays Bank Group holds.
A transition to a low-carbon economy requires policy and regulatory changes, new national or regional commitments, new technological innovations and changes to supply and demand systems within industries. The transition to a low-carbon economy may also trigger changes in consumer behaviour and market sentiment. These changes may result in increased costs and reduced demand for the products and services of a company including early retirement and impairment of assets, or decreased revenue and profitability. The Barclays Bank Group's clients that are more susceptible and exposed to these changes may face financial difficulties which in turn may impact their creditworthiness. In addition, impacts to the creditworthiness of the Barclays Bank Group's clients, customers and counterparties (particularly in high carbon sectors), can also arise a result of climate-related legal actions or investigations, where outcomes of such actions have material financial impacts. This in turn can increase credit risk within Barclays Bank Group portfolios (for further details on credit risk, refer to ii) Credit Risk on page 29). Both transition and physical risk drivers may lead to increased price volatility and repricing of market instruments, which in turn may impact the value of market instruments held by Barclays Bank
Group.
Barclays Bank Group's own premises may also suffer physical damage due to weather events leading to increased costs for Barclays Bank Group. As the economy transitions to a lower carbon economy, financial institutions also face significant and rapid developments in stakeholder expectations, policy, law and regulation, which could impact lending activities and the risks associated with lending portfolios as well as asset values. Failure to adequately embed climate risk management into the risk framework may have a material and adverse impact on the Barclays Bank Group's brand, competitiveness, profitability, capital requirements, cost of funding, financial condition and ability to expand its business.
In March 2020, the Group announced its ambition to become a net zero bank by 2050 and its commitment to align all of its financing activities with the goals and timelines of the Paris Agreement. In order to reach these ambitions and targets, and any other climate-related ambitions or targets the Group may commit to in future, the Group will continue to incorporate climate considerations into its strategy, business model, the products and services it provides to customers and its financial and non-financial risk management processes. These include processes to measure and manage the various financial and non-financial risks the Group faces as a result of climate change.
Barclays Bank Group also needs to ensure that its strategy and business model adapt to changing national and international standards, industry and scientific practices, regulatory requirements and market expectations regarding climate change, which remain under continuous development. There remains a possibility that these standards, practices, requirements and expectations could change in a manner that substantially increases the cost or effort for Barclays Bank Group to achieve such ambitions and targets. In addition, the Group’s ambitions and targets may prove more challenging to achieve due to changing circumstances and external factors which are beyond Barclays Bank Group's control, including geopolitical issues, energy security, energy poverty and other considerations such as a just transition to a low-carbon economy. This may be exacerbated if Barclays Bank Group chooses or is required to accelerate its climate-related ambitions or targets as a result of (among other things) international regulatory developments or stakeholder expectations in the UK, the US, the EU or other markets.
Achieving Barclays’ climate-related ambitions and targets will also depend on a number of factors outside Barclays Bank Group's control, including reliable forecasts of hazards from the physical climate models and availability of data/models to measure/assess climate impact on clients. The pathway to net zero is uncertain, complex and dependent on progress in various areas such as advances in low-carbon technologies, collective action by clients to meet their own net zero goals, and supportive public policies in markets where Barclays Bank Group operates. If there is a lack of progress in the aforementioned areas, Barclays may fail to achieve its climate-related ambitions and targets, and this could have a material adverse effect on
Barclays Bank Group’s business, operations, financial condition, prospects and reputation.
For further details on the Barclays Bank Group’s approach to climate change, refer to the climate risk management section.
ii)Credit risk
Credit risk is the risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to members of the Group, including the whole and timely payment of principal, interest, collateral, and other receivables. Credit risk is impacted by a number of factors outside the Group’s control, including wider economic conditions.
a)Impairment
Impairment is calculated in line with the requirements of IFRS9. Loss allowances, based on ECLs, are measured on a forward-looking basis using a broad range of financial metrics and application of complex judgements. Accordingly, impairment charges are potentially volatile and may not successfully
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F	29
predict actual credit losses, particularly under stressed conditions. Failure by the Barclays Bank Group to accurately estimate credit losses through ECLs could have a material adverse effect on the Barclays Bank Group's business, results of operations, financial condition, and prospects.
For further details, refer to Note 8.
b)Specific portfolios, sectors and concentrations
The Barclays Bank Group is subject to risks arising from changes in credit quality and recovery rates for loans and advances due from borrowers and counterparties. Additionally, the Barclays Bank Group is subject to a concentration of those risks where it has significant exposures to borrowers and counterparties in specific sectors, or to particular types of borrowers and counterparties. Any deterioration in the credit quality of such borrowers and counterparties could lead to lower recoverability from loans and advances, and higher impairment charges. Accordingly, any of the following areas of uncertainty could have a material adverse impact on the Barclays Bank Group's business, results of operations, financial condition, and prospects:
▪Consumer affordability: this remains a key area of focus, particularly in unsecured lending, as cost of living pressures persist. Macroeconomic factors, such as unemployment, high interest rates or broader inflationary pressures, which impact a customer’s ability to service debt payments, could lead to increased arrears in unsecured products.
▪UK Retail, Hospitality and Leisure: prolonged cost of living pressures, falling consumer confidence, or other macroeconomic factors adversely affecting consumers could trigger a contraction in demand which, together with rising business costs and, for UK retail, a structural shift to online shopping, would add pressure to sectors heavily reliant on consumer discretionary spending during 2024. This represents a potential risk in the
Barclays Bank Group’s UK corporate portfolio as a higher probability of default exists for retailers, hospitality providers and their landlords while these pressures remain.
▪Real Estate market: the Barclays Bank Group remains at risk of increased impairment from a material fall in property prices. The Barclays Bank
Group’s corporate exposure is conservatively positioned but remains vulnerable to a deteriorating economic environment, and moderate stress has been experienced in the Barclays Bank Group's (predominantly) US office commercial real estate exposure during 2023. As structural shifts in working patterns, such as the normalisation of ‘hybrid’ working, mature, the Barclays Bank Group remains exposed to further stress. Landlords serving business tenants whose income is based on discretionary consumer spending are also at risk from reduced rent collection.
▪Leveraged Finance Underwriting: the Barclays Bank Group takes on non-investment grade underwriting exposure, including single name risk, particularly in the US and the UK. The subdued investor appetite in the underwriting market during 2023 exposed the Barclays Bank Group to extended underwriting periods and negative movements in marks, which could deteriorate further and result in losses for the Barclays Bank Group
(and higher capital charges) if market conditions remain challenging during 2024 and exposures remain on book for further extended periods.
▪Italian Mortgage and Wholesale exposure: the Barclays Bank Group is exposed to a decline in the Italian economic environment through a mortgage portfolio in run-off and positions to wholesale customers. Italian economic growth in 2024 is forecast to be below 1%, insufficient to counteract the 5% yield payable on Italian sovereign bonds. With net public debt around 144% of GDP and an estimated budget deficit of over 5%
(on top of nearly €70bn received from the EU’s post-pandemic recovery fund), failure to reduce public spending could cause debt levels to become unmanageable. This risks placing the Italian government in conflict with the European Commission and ECB and damaging investor confidence, potentially delaying economic recovery which, in turn, could materially adversely affect the Barclays Bank Group’s results of operations including, but not limited to, increased credit losses and higher impairment charges.
▪Oil & Gas sector: high market energy prices during 2023 have helped restore balance sheet strength to companies operating in this sector.
However, in the longer term, costs associated with the transition towards renewable sources of energy may place greater financial demands on oil and gas companies.
▪Air Travel: the sector returned to profit in 2023 as lower margin (tourist) demand for air travel recovered to pre-pandemic levels. That said, there remains a heightened risk to the revenue streams of the Barclays Bank Group’s clients and, consequentially, their ability to service debt obligation.
These risks stem from the structural decline in higher margin business travel, consolidation within the European airline market, reputational damage and/or costs associated with the emerging ‘fake parts’ scandal, volatile oil prices, increasingly extreme weather patterns and concerns about the impact of air travel on climate change.
▪Information Technology sector: while dominated by well-known US firms, many companies struggle to monetise their product offerings and face increasing reputational risk particularly as regulatory scrutiny increases. Given the nature of their activities, the Barclays Bank Group’s clients in this sector face heightened risk from data security breaches and ransomware and/or cyber attacks as well as from the malicious use of Artificial
Intelligence, all of which could negatively impact their ability to service debt obligations.
•Resilient US economy with tight labour market: Fed consensus forecast indicates unemployment to peak in 2024. We continue to monitor closely consumer trends as it relates to personal saving rate, category spend - discretionary versus essential, high consumer debt levels, and the overall household net worth.
The Barclays Bank Group also has large individual exposures to single name counterparties (such as brokers, central clearing houses, dealers, banks, mutual and hedge funds, and other institutional clients) in both its lending and trading activities, including derivative trades. The default of one such counterparty could cause contagion across clients involved in similar activities and/or adversely impact asset values should margin calls necessitate rapid asset disposals by that counterparty to raise liquidity. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be monetised or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Barclays Bank Group’s results due to, for example, increased credit losses and higher impairment charges.
For further details on the Barclays Bank Group’s approach to credit risk, refer to the credit risk management and credit risk performance sections.
Impacts to the creditworthiness of the Barclays Bank Group's clients customers and counterparties (particularly in high carbon sectors), can also arise out of climate-related legal actions or investigations commenced against the Barclays Bank Group's clients customers and counterparties (particularly in
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F	30
high carbon sectors), where outcomes of such actions have material financial impacts, which can in turn increase credit risk within Barclays Bank Group portfolios.
iii)Market risk
Market risk is the risk of loss arising from potential adverse changes in the value of the Barclays Bank Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange rates, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
Economic and financial market uncertainties remain elevated, driven by elevated inflation and tightening monetary policy, both of which are exacerbated by the geopolitical conflicts and idiosyncratic market events. A disruptive adjustment to higher or lower interest rate levels and deteriorating trade and geopolitical tensions could heighten market risks for the Barclays Bank Group’s portfolios.
In addition, the Barclays Bank Group’s trading business could be vulnerable were there to be prolonged period of elevated asset price volatility, particularly if it adversely affects market liquidity. Such a scenario could impact the Barclays Bank Group’s ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of assets. These can include higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change.
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
a)Capital risk
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
b)Liquidity risk
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
▪Ongoing access to wholesale funding: the Barclays Bank Group regularly accesses the money and capital markets to provide short-term and long-
term unsecured and secured funding to support its operations. A loss of counterparty confidence, or adverse market conditions (such as the recent rises in interest rates) could lead to a reduction in the tenor, or an increase in the costs, of the Barclays Bank Group's unsecured and secured wholesale funding or affect the Barclays Bank Group’s access to such funding.
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
▪Off-balance sheet commitments: deterioration in economic and market conditions could cause customers to draw on off-balance sheet commitments provided to them, for example, revolving credit facilities, negatively affecting the Barclays Bank Group's liquidity position.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F	31
▪Credit rating changes and impact on funding costs: any reductions in a credit rating (in particular, any downgrade below investment grade) may affect the Barclays Bank Group’s access to money or capital markets and/or the terms on which the Barclays Bank Group is able to obtain market funding (for example, this could lead to increased costs of funding and wider credit spreads, the triggering of additional collateral or other requirements in derivative contracts and other secured funding arrangements, or limits on the range of counterparties who are willing to enter into transactions with the Barclays Bank Group).
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
v)Operational risk
Operational risk is the risk of loss to the Group from inadequate or failed processes or systems, human factors or due to external events where the root cause is not due to credit or market risks. Examples include:
a)Operational resilience
The Group functions in a highly competitive market, with customers and clients that expect consistent and smooth business processes. The loss of or disruption to business processing is a material inherent risk within the Group and across the financial services industry, whether arising through failures in the Group’s technology systems, cyber and/or data integrity disruptions, unavailability of a Group site, closure of real estate services provided through its retail branch network, or unavailability of personnel or services supplied by third parties, and there are particular challenges with recovering from a major cyberattack. Failure to build resilience and recovery capabilities into business processes, or into the services on which the Group’s business processes depend, may result in significant customer detriment, costs to reimburse losses incurred by the Group’s customers and clients, and reputational damage.
b)Cyberattacks
Cyberattacks continue to be a global threat inherent across all industries, with the number and severity of attacks continuing to rise. The financial sector remains a primary target for cybercriminals, hostile nation states, opportunists and hacktivists. The Group, like other financial institutions, experiences numerous attempts to compromise its cybersecurity protections. In 2023, cybersecurity incidents experienced by Barclays included distributed denial of service (DDoS), phishing, credential stuffing, and exploitation of software vulnerabilities.
The Group cannot provide absolute security against cyberattacks. Malicious actors, who are increasingly sophisticated in their methods, tactics, techniques and procedures, seek to steal money, gain unauthorised access to, destroy or manipulate data, and disrupt operations. Further, some of their attacks may not be recognised or discovered until launched or after initial entry into the environment, such as novel or zero-day attacks that are launched before patches are available and defences can be readied. Other attacks may take advantage of the window during which patching or the deployment of other defences is underway, but not yet complete. Malicious actors are also increasingly developing methods to avoid prevention, detection and alerting capabilities, including employing counter-forensic tactics making response activities more difficult. Cyberattacks can originate from a wide variety of sources and target the Group in numerous ways, including attacks on networks, systems, applications or devices used by the
Group or parties such as service providers and other suppliers, counterparties, employees, contractors, customers or clients, presenting the Group with a vast and complex defence perimeter. Moreover, the Group does not have direct control over the cybersecurity of the systems of its clients, customers, counterparties and third-party service providers and suppliers, limiting the Group’s ability to effectively protect and defend against certain threats. Some of the Group’s third-party service providers and suppliers have experienced successful attempts to compromise their cybersecurity. These have included ransomware attacks that have disrupted the service providers’ or suppliers’ operations and, in some cases, have had impacts on the Group's operations.
Such cyberattacks are likely to continue.
A failure in the Group’s adherence to its cybersecurity policies, procedures or controls, employee malfeasance, and human, governance or technological error could also compromise the Group’s ability to successfully prevent and defend against cyberattacks. Furthermore, certain legacy technologies that are at or approaching end-of-life may not be able to maintain acceptable levels of security. The Group has experienced cybersecurity incidents and near-misses in the past, and it is inevitable that additional incidents will occur in the future. Cybersecurity risks are expected to increase, due to factors such as the increasing demand across the industry and customer expectations for continued expansion of services delivered over the Internet;
increasing reliance on Internet-based products, applications and data storage; the onset of AI, which may be used to facilitate increasingly sophisticated attacks; and changes in ways of working by the Group’s employees, contractors, and third party service providers and suppliers and their subcontractors as a long-term consequence of the COVID-19 pandemic. Bad actors have taken advantage of remote working practices and modified customer behaviours, exploiting the situation in novel ways that may elude defences. Additionally, geopolitical turmoil may serve to increase the risk of a cyberattack that could impact Barclays directly, or indirectly through its critical suppliers or national infrastructure. In recent years, the Group has faced a heightened risk of cyberattack as a result of the conflicts in Eastern Europe and the Middle East.
Common types of cyberattacks include deployment of malware to obtain covert access to systems and data; ransomware attacks that render systems and data unavailable through encryption and attempts to leverage business interruption or stolen data for extortion; novel or zero-day exploits; denial of service and distributed denial of service attacks; infiltration via business email compromise; social engineering, including phishing, vishing and smishing;
automated attacks using botnets; third-party customer, vendor, service provider and supplier account takeover; malicious activity facilitated by an insider; and credential validation or stuffing attacks using login and password pairs from unrelated breaches. A successful cyberattack of any type has the potential to cause serious harm to the Group or its clients and customers, including exposure to potential contractual liability, claims, litigation, regulatory or other government action, loss of existing or potential customers, damage to the Group’s brand and reputation, and other financial loss.
The impact of a successful cyberattack is also likely to include operational consequences (such as unavailability of services, networks, systems, devices or data), remediation of which could come at significant cost.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F	32
Regulators worldwide continue to recognise cybersecurity as a systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience to, cyberattacks. A successful cyberattack may, therefore, result in significant regulatory fines on the Group. In addition, any new regulatory measures introduced to mitigate these risks are likely to result in increased technology and compliance costs for the Group.
c)New and emergent technology
Technology is fundamental to the Group’s business and the financial services industry. Technological advancements present opportunities to develop new and innovative ways of doing business across the Group, with new solutions being developed both in-house and in association with third party companies. For example, payment services and securities, futures and options trading are increasingly occurring electronically, both on the Group’s own systems and through other alternative systems, and becoming automated. Whilst increased use of electronic payment and trading systems and direct electronic access to trading markets could significantly reduce the Group’s cost base, it may, conversely, reduce the commissions, fees and margins made by the Group on these transactions which could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects. The rapid development in AI is another area the Group is monitoring closely. This includes the identification of potential use cases for responsible adoption of AI in the Group's own operations as well as managing the threats third party usage of AI may pose, including with respect to cybersecurity and fraud.
Introducing new forms of technology, however, has the potential to increase inherent risk. Failure to evaluate, actively manage and closely monitor risk during all phases of business development and implementation could introduce new vulnerabilities and security flaws and have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.
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
e)Data management and information protection
The Barclays Bank Group holds and processes large volumes of data, including personal information, financial data and other confidential information, and the Barclays Bank Group’s businesses are subject to complex and evolving laws and regulations governing the privacy and protection of data, including Regulation (EU) 2016/679 (the General Data Protection Regulation as it applies in the EU and the UK). This data could relate to: (i) the
Barclays Bank Group’s clients, customers, prospective clients and customers, and their employees; (ii) clients and customers of the Barclays Bank
Group’s clients and customers, and their employees; (iii) the Barclays Bank Group’s suppliers, counterparties and other external parties, and their employees; and (iv) the Barclays Bank Group’s employees and prospective employees.
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
Concerns regarding the effectiveness of the Barclays Bank Group’s measures to safeguard data, including personal information, or even the perception that those measures are inadequate, could expose the Barclays Bank Group to the risk of loss or unavailability of data or data integrity issues and/or cause the Barclays Bank Group to lose existing or potential clients and customers, and thereby reduce the Barclays Bank Group’s revenues. Furthermore, any failure or perceived failure by the Barclays Bank Group to comply with applicable privacy or data protection laws and regulations may subject it to potential contractual liability, claims, litigation, regulatory or other government action (including significant regulatory fines) and require changes to certain operations or practices which could also inhibit the Barclays Bank Group’s development or marketing of certain products or services, or increase the costs of offering them to customers. Any of these events could damage the Barclays Bank Group’s reputation, subject the Barclays Bank Group to material fines or other monetary penalties, make the Barclays Bank Group liable for the payment of compensatory damages, divert management's time and attention, lead to enhanced regulatory oversight and otherwise materially adversely affect its business, results of operations, financial condition and prospects.
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
g)Processing errors
The Barclays Bank Group’s businesses are highly dependent on its ability to process and monitor, on a daily basis, a very large number of transactions, many of which are highly complex and occur at high volumes and frequencies, across numerous and diverse markets in many currencies. As the
Barclays Bank Group’s customer base and geographical reach expand and the volume, speed, frequency and complexity of transactions, especially electronic transactions (as well as the requirements to report such transactions on a real-time basis to clients, regulators and exchanges) increase, developing, maintaining and upgrading operational systems and infrastructure becomes more challenging. The risk of systems or human error in connection with such transactions increases with these developments, as well as the potential consequences of such errors due to the speed and volume of transactions involved and the potential difficulty associated with discovering errors quickly enough to limit the resulting consequences.
Furthermore, events that are wholly or partially beyond the Barclays Bank Group’s control, such as a spike in transaction volume, could adversely affect the Barclays Bank Group’s ability to process transactions or provide banking and payment services.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F	33
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
Any of these events could materially disadvantage the Barclays Bank Group’s customers, clients and counterparties (including them suffering financial loss) and/or result in a loss of confidence in the Barclays Bank Group which, in turn, could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects. Any of these events could also lead to breaches of laws, rules or regulations and, hence, regulatory enforcement actions, which could result in significant financial loss, imposition of additional capital requirements, enhanced regulatory supervision and reputational damage.
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
i)Estimates and judgements relating to critical accounting policies and regulatory disclosures
The preparation of financial statements requires the application of accounting policies and judgements to be made in accordance with IFRS. Regulatory returns and capital disclosures are prepared in accordance with the relevant capital reporting requirements and also require assumptions and estimates to be made. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements and regulatory returns and disclosures, include credit impairment provisions, taxes, fair value of financial instruments, pensions and post-retirement benefits, the calculation of RWAs and capital, and provisions including conduct and legal, competition and regulatory matters (please refer to the notes to the audited financial statements for further details). There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect or are altered as a result of subsequent feedback from the Barclays Bank Group's regulators, this could result in material losses to the Barclays Bank Group, beyond what was anticipated or provided for, including as a result of changes to treatments in regulatory returns and capital disclosures. If capital requirements are not met as the result of changes in interpretation, compliance with the Barclays Bank Group's distribution policy could be impacted and/or additional measures may be required to strengthen the Barclays Bank Group's capital or leverage position, which may also lead to the Barclays Bank Group's inability to achieve stated targets. Further development of accounting standards and regulatory interpretations could also materially impact the Barclays Bank Group’s results of operations, financial condition and prospects.
j)Tax risk
The Barclays Bank Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. There is a risk that the Barclays Bank Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice (including where the Barclays Bank Group’s interpretation of such laws differs from the interpretation of tax authorities), or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of the Barclays Bank Group. In addition, the introduction of new international tax regimes, increasing tax authority focus on reporting and disclosure requirements around the world as well as the digitisation of the administration of tax have the potential to increase the Barclays Bank Group’s tax compliance obligations further. In 2023, the UK Government enacted legislation on the OECD Inclusive Framework on Base Erosion and Profit
Shifting Pillar Two Framework introducing a global minimum tax rate of 15%. The UK’s Pillar Two rules apply for accounting periods beginning on or after 31 December 2023 which will increase the Barclays Bank Group's tax compliance obligations. In the USA, the corporate alternative minimum tax on adjusted financial statements income introduced by the Inflation Reduction Act became effective on 1 January 2023. These new tax regimes require systems and process changes that introduce potential additional operational risks.
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
For further details on the Barclays Bank Group’s approach to model risk, refer to the model risk management and model risk performance sections.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F	34
vii)Compliance risk
Compliance risk is the risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Barclays Bank Group's products and services (conduct risk) and the risk to Barclays, its clients, customers or markets from a failure to comply with the Laws, Rules and
Regulations (LRR) applicable to the firm. This risk could manifest itself in a variety of ways, including:
a)Market conduct
The Barclays Bank Group’s businesses are exposed to risk from potential non-compliance with its policies and standards (which incorporates regulatory requirements set by law and our regulators) and instances of wilful and negligent misconduct by employees, all of which could result in potential customer and client detriment, enforcement action (including regulatory fines and/or sanctions), increased operation and compliance costs, redress or remediation or reputational damage which in turn could have a material adverse effect on the Barclays Bank Group’s business, financial condition and prospects. Examples of employee misconduct which could have a material adverse effect on the Barclays Bank Group’s business include: (i) improperly selling or marketing the Barclays Bank Group’s products and services; (ii) engaging in insider trading, market manipulation or unauthorised trading; or
(iii) misappropriating confidential or proprietary information belonging to the Barclays Bank Group, its customers or third parties. These risks may be exacerbated in circumstances where the Barclays Bank Group is unable to rely on physical oversight and supervision of employees, noting the move to a hybrid working model for many colleagues.
b)Customer protection
The Barclays Bank Group must ensure that its customers, particularly those that are vulnerable, are able to make well-informed decisions on how best to use the Barclays Bank Group’s financial services and understand the protection available to them if something goes wrong. Poor customer outcomes can result from the failure to: (i) communicate fairly and clearly with customers; (ii) provide services in a timely and fair manner; (iii) handle and protect customer data appropriately; and (iv) undertake appropriate activity to address customer detriment, including the adherence to regulatory and legal requirements on complaint handling. The Barclays Bank Group is at risk of financial loss and reputational damage as a result, also a risk of regulatory censure or enforcement action.
In July 2023, the FCA’s new Consumer Duty came into force for new and existing products or services that are open to sale or renewal to retail customers. It will apply to closed products and services from 31 July 2024. The duty sets higher expectations for the standard of care that firms provide to retail customers and impacts many aspects of the Barclays Bank Group's businesses.
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
Failure to comply may lead to enforcement or other action by the Barclays Bank Group’s regulators, including severe penalties, which may have a material adverse effect on the Barclays Bank Group’s business, financial condition, prospects and reputation.
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
g)  Laws, Rules and Regulations
Barclays is subject to range of laws, rules and regulations across the world. A failure to comply with these may have an adverse effect on the Barclays
Bank Group’s business, customers and the markets within which it operates and could result in reputational damage, penalties, damages or fines.
For further details on the Barclays Bank Group’s approach to Compliance risk, refer to the Compliance risk management and Compliance risk performance sections.
viii)  Reputation risk
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
business area can have an adverse effect upon the Barclays Bank Group’s overall reputation and any one transaction, investment or event (in the
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F	35
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
In addition to the above, reputation risk has the potential to arise from operational issues or conduct matters which cause detriment to customers, clients, market integrity, effective competition or the Barclays Bank Group (refer to v) Operational risk above).
For further details on the Barclays Bank Group’s approach to reputation risk, refer to the reputation risk management and reputation risk performance sections.
ix)Legal risk and legal, competition and regulatory matters
The Barclays Bank Group conducts activities in a highly regulated global market which exposes it and its employees to legal risk arising from: (i) the multitude of laws, rules and regulations that apply to the businesses it operates, which are highly dynamic, may vary between jurisdictions and/or conflict, and may be unclear in their application to particular circumstances especially in new and emerging areas; and (ii) the diversified and evolving nature of the Barclays Bank Group’s businesses and business practices. In each case, this exposes the Barclays Bank Group and its employees to the risk of loss or the imposition of penalties, damages or fines from the failure of members of the Barclays Bank Group to meet applicable laws, rules, regulations or contractual requirements or to assert or defend their intellectual property rights. Legal risk may arise in relation to any number of the material existing and emerging risks identified above.
A breach of applicable laws, rules and/or regulations by the Barclays Bank Group or its employees could result in criminal prosecution, regulatory censure, potentially significant fines and other sanctions in the jurisdictions in which the Barclays Bank Group operates. Where clients, customers or other third parties are harmed by the Barclays Bank Group’s conduct, this may also give rise to civil legal proceedings, including class actions. Other legal disputes may also arise between the Barclays Bank Group and third parties relating to matters such as breaches or enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Barclays Bank Group being liable to third parties or may result in the Barclays Bank Group’s rights not being enforced or not being enforced in the manner intended or desired by the
Barclays Bank Group.
Details of legal, competition and regulatory matters to which the Barclays Bank Group is currently exposed are set out in Note 24. In addition to matters specifically described in Note 24, the Barclays Bank Group is engaged in various other legal proceedings which arise in the ordinary course of business.
The Barclays Bank Group is also subject to requests for information, investigations and other reviews (including skilled person reviews) by regulators, governmental and other public bodies. These may be in connection with business activities in which the Barclays Bank Group is, or has been, engaged, or areas of particular regulatory focus, such as financial crime, money laundering or terrorist financing. The Barclays Bank Group may also (from time to time) be subject to claims and/or legal proceedings and other investigations relating to financial and non-financial disclosures made by members of the
Barclays Bank Group (including, but not limited to, regulatory capital and liquidity reporting and ESG disclosures). Additionally, due to the increasing number of new climate and sustainability-related laws and regulations, growing demand from investors and customers for sustainable products and services, and regulatory and NGO scrutiny, financial institutions, including the Barclays Bank Group, may through their business activities face increasing litigation, conduct, enforcement and contract liability risks related to climate change, environmental degradation and other social, governance and sustainability-related issues including greenwashing risk. This may include laws and regulatory processes and policies seeking to restrict or prohibit doing certain business with entities identified as "boycotting" or "discriminating" against particular industries or considering ESG factors in their investment processes, including to protect the energy and other high carbon sectors from any risks of divestment or challenges in accessing finance. Furthermore, there is a risk that shareholders, campaign groups, customers and other interest groups could seek to take legal action
(including under "soft law" mechanisms) against the Barclays Bank Group for financing or contributing to climate change and environmental degradation or because the Barclays Bank Group's response to climate change or other ESG factors is perceived to be ineffective, insufficient or inappropriate.
The outcome of legal, competition and regulatory matters, both those to which the Barclays Bank Group is currently exposed and any others which may arise in the future, is difficult to predict (and any provision made in the Group’s financial statements relating to those matters may not be sufficient to cover actual losses). In connection with such matters, the Barclays Bank Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose the Barclays Bank Group to any of the following outcomes: substantial monetary damages, settlements and/or fines;
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
not have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F	36

Climate risk management
Climate risk is defined as the impact on Financial (Credit, Market, Treasury & Capital Risks) and Operational Risks arising from climate change through physical risks and risks associated with transitioning to a lower carbon economy.
•Physical risks: Result from a changing climate and can be event-driven (acute risks), including increased frequency and/or severity of extreme weather events such as cyclones, hurricanes and flooding. Physical risks can also be driven by longer term shifts in climate patterns (chronic risks)
arising from sustained higher temperatures that may cause rises in sea levels, rising mean temperatures and more frequent/severe weather events
•Transition risks: The transition to a lower carbon economy is likely to involve significant and rapid policy, regulatory and legal changes, as evolving technology and markets adapt to a changing climate and associated impacts

Overview
The Group has developed a Climate Risk Framework (CRF) for financial and operational risks stemming from climate change. This enables Barclays to foster a systematic and consistent approach for managing climate risk across the firm. The key principle underpinning this framework is that climate risk is recognised as a driver of other existing financial (Credit, Market, Treasury and Capital) and non-financial (Operational and Reputational) risks, and not treated as a standalone risk type. The CRF is supported by policies, standards and other relevant documents which contain control objectives that must be met.
The CRF:
•Defines climate risk
•Establishes principles for the identification, measurement, monitoring and reporting of climate risk
•Outlines the process for establishing climate risk appetite
•Summarises the impact of climate risk on other principal financial and operational risk types
•Outlines roles and responsibilities applicable to the Climate Risk Framework.
The Climate Risk Policy sets objectives for the management of climate risks and establishes key principles for quantifying and reporting, including escalations required to senior stakeholders up to and including the Board Risk Committee (BRC). The Framework and Policy are applicable for Barclays'
business activities, with a focus on lending, advisory, sales and trading, capital markets and investments. Climate risk may also drive non-financial risks such as reputational risk, which continue to be managed under the respective risk frameworks.
To support the embedment of the Principal Risk, in 2023 the Group delivered the following with three overarching objectives:
1. Enhance and improve risk appetite and associated controls for climate risk
2. Develop a plan for refining modelling and scenario analysis capabilities
3. Expand BlueTrack™, which now covers nine segments comprising of Energy, Power, Cement, Steel, Automotive Manufacturing, UK Housing,
Commercial Real Estate, Agriculture and Aviation
Organisation, roles and responsibilities
The Group Head of Climate Risk is the Principal Risk owner accountable for the management and oversight of the climate risk profile. The Group Head of Climate Risk reports directly to Group CRO.
On behalf of the Board, the BRC reviews and approves the Group's approach to managing climate risk. The Group Risk Committee (GRC) is the most senior executive body responsible for reviewing and challenging risk practices for climate.
To support the oversight of Barclays' climate risk profile, a Climate Risk Committee (CRC) has been established as a sub-committee of the GRC. The
Group Head of Climate risk is the Chair of the CRC. Any material issues are escalated by the CRC to the GRC, and the GRC subsequently escalates to the
BRC as appropriate.
A Climate Risk control environment has been established in alignment with the Barclays' Control Framework. A Climate Risk Control Forum (CRCF) was
established in 2022 to oversee implementation and operation of the Barclays Control Framework, including reviewing risk events, policy and issues management. Climate risk assurance groups were also established and are responsible for performing climate risk specific reviews to support the embedding of the Climate Risk Framework and Policy.
Entity Heads of Climate Risk have been appointed across key Barclays legal entities, namely Barclays Bank UK (BBUK) PLC, Barclays Bank (BB) PLC,
Barclays Bank Ireland (BBI) PLC, and the US Intermediate Holding Company (US IHC).
Broader sustainability matters and reputation risk associated with climate change are coordinated by the Group Sustainability and ESG Team, led by the
Group Head of Sustainability.
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F	37

Governance	Enterprise Risk Framework (ERMF)

	Climate Risk Framework (CRF)	Reputation Risk Management Framework (RRMF)

	Board Risk Committee (BRC)	Board Sustainability Committee (BSC)

Risk	Credit, market, treasury & capital and operational risks	Sustainability matters and reputation risk associated with climate change

Ownership	Group Risk Committee (GRC)	Group Sustainability Committee (GSC)

	Group Chief Risk Officer	Group Head of Public Policy and Corporate Responsibllity

	Group Head of Climate Risk	Group Head of Sustainability

Risk appetite
Barclays' approach to setting climate risk appetite is aligned with its ambition to be a net zero bank by 2050 and reducing financed emissions in line with its disclosed sector targets. In accordance with the risk appetite policy and tolerance standards, Barclays has established a climate risk appetite at the
Group level, comprising of qualitative risk appetite statements and quantitative constraints. This is reviewed and revised (where applicable) annually and formally approved by the Board.
In 2023, Barclays has enhanced its approach for the quantification of climate risk appetite by implementing additional limits and controls, including around the expected financed emissions target (BlueTrack) pathways. The progress against these targets is monitored on a regular basis whilst acknowledging the challenges and external dependencies to reduce financed emissions. The Group continues to regularly review its risk appetite and enhance risk metrics including expansion of risk limits for priority sectors.
Risk identification
Physical and transition risk drivers can lead to adverse financial impacts through various transmission channels. Transmission channels are causal chains that explain how climate risk drivers impact firms such as Barclays either directly through their own operations and infrastructure or indirectly through their financing and investment activities. The diagram below illustrates these dynamics.
For example, the potential impact of physical risk events at the macro level may include lower GDP growth, higher unemployment and significant changes in the availability and prices of products or commodities. At the micro level, damage to properties and operations of Barclays's clients could lead to increasing costs and possible decline in revenues, which in turn might impact their ability to repay the loans. Thus through these transmission channels, risks for Barclays may materialise in its traditional risk categories such as credit risk, market risk, treasury and capital risk, operational risk and reputational risk. The impact of climate risk drivers may be significant and widespread, affecting companies, households and the general economy leading to potential financial system contagion.
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F	38

Financial system contagion
Climate risks	Economic transmission channels	Financial risks

Transition risks
•Policy and legal (e.g.
carbon tax, litigation
actions)
•Reputation (e.g.
stakeholder concern,
change in consumer
preferences)
•Technology (e.g.
substitute
technologies,
emissions capture)
•Market (e.g. change
in market sentiment,
uncertainty in market
signals)
	Micro Affecting individual businesses and households	Credit risk •Defaults by businesses and households •Collateral depreciation

Businesses
•Property damage and business
disruption from severe weather
•Stranded assets and new capital
expenditure due to transition
•Changing demand and costs
•Legal liability (from failure to
mitigate or adapt)

Households
•Loss of income (from weather
disruption and health impacts,
labour market frictions)
•Property damage (from severe
weather) or restrictions (from
low-carbon policies) increasing
costs and affecting valuations

Market risk •Repricing of equities, fixed income, commodities etc.

Compliance risk •Increased costs to comply with regulatory requirements

Physical risks •Chronic (e.g. temperature, precipitation, agricultural productivity, sea levels) •Acute (e.g. heatwaves, floods, cyclones and wildfires)	Macro Aggregate impacts on the macroeconomy

•Capital depreciation and increased investment
•Shifts in prices (from structural changes, supply shocks)
•Productivity changes (from severe heat, diversion of investment to mitigation and adaptation, higher risk aversion)
•Labour market frictions (from physical and transition risks)
•Socioeconomic changes (from changing consumption patterns,
migration, conflict)
•Other impacts on international trade, government revenues, fiscal space, output, interest rates and exchange rates.
Operational risk •Supply chain disruption •Forced facility closure

Liquidity risk •Increased demand for liquidity •Refinancing risk

Climate and economy feedback effects		Economy and financial system feedback effects
Adapted from Network for Greening the Financial System (NGFS), September 2022 and in consideration of transmission channels relevant to Barclays.
Barclays' work on assessing climate-related risks has been focused on the short (0-1 year) and medium term (1-5 years) horizons, in line with our financial planning cycle. The feedback effects of climate risk drivers through macro and micro transmissions channels are observed in Barclays' portfolio through traditional risk categories such as credit risk, market risk, treasury and capital risk, operational risk (including legal risk) and reputational risk.
Examples of these feedback effects are set out in the table below.
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F	39

Principal Risk	Example effects of climate risk drivers
Credit risk
Increase in credit risk due to reduction in borrowers' ability to repay and service debt if the borrower is affected by physical risk events that severely damages its infrastructure and operations. Borrowers that are subjected to higher carbon taxes, penalties or fines for not adequately addressing their impact on climate (i.e. exposed to higher litigation and reputational damages) or do not successfully transition to a lower carbon economy might see deterioration in their credit ratings. In some instances, this could lead to borrowers going into default and impact banks' ability to recover loan value.

Market risk
Uncertainty about timing, severity and frequency of extreme physical climate events may lead to higher volatility in financial markets. Equity prices of corporates operating in carbon intensive sectors may decrease due to reduced demand for products or services. Reduction in financial asset values can potentially lead to abrupt price adjustments, resulting in market risk losses where climate risk is not priced into the asset value.

Treasury & capital risk
Severe physical events could trigger a sharp increase in demand for liquidity for financial firms, corporates and households. Reduction in banks' access to stable sources of funding or withdrawal of deposits due to climate risk drivers may negatively impact banks' liquidity positions. Deterioration of clients' risk profile due to climate risk drivers may also lead to higher capital requirements.

Operational risk
Acute physical risk events may cause damage to banks' essential infrastructure and disrupt operations leading to higher operational risks. Banks rely on a complex network of supplier and service providers. Climate change can disrupt supply chains by affecting the availability of goods and services leading to delays or interruptions in critical operations. Increasingly stringent climate and sustainability-related laws and regulations and the pace at which the regulations are implemented means that banks, through their business activities, may face increasing litigation and other claims if they are perceived to have contributed to or failed to prevent climate change or environmental damage, including by financing client activities.

Reputation risk
Banks may face reputational risks related to climate change in various ways, as the public and stakeholders increasingly expect banks to demonstrate their commitment to environmental sustainability. Banks that are perceived as not adequately addressing climate risks may face reputational damage. Additionally, banks can be accused of greenwashing if the information disclosed is misleading or if they are not able to meet their climate goals.

Barclays has developed an internal climate risk identification process to identify and assess the potential impact of climate risk as a driver of other principal risks. Drivers of climate risk are identified and collated through quarterly horizon scanning exercises, following which information is disseminated to relevant principal risk teams. Following review by principal risk teams, the relevant information feeds into the Climate Risk Register. The
Climate Risk Register is maintained as per the ERMF and is integrated into the Group Risk Register.
The Group Risk Register contains all material risks that may impact forward-looking business plans across key legal entities (Barclays PLC, Barclays Bank
UK PLC, Barclays Bank PLC and Barclays Bank Ireland PLC) and business units (Barclays Bank UK and Barclays International). Quantitative (typically based on stress testing) or qualitative assessments are performed to quantify the impact of material risks on capital or liquidity positions of legal entities/business units. Following this assessment, each material risk is mapped to key drivers along with the risk ratings (which are derived based on magnitude of impact and materiality thresholds). The Group Risk Register is refreshed on at least an annual basis and is subsequently used to support strategic planning, scenario design, sensitivity analysis and capital adequacy assessments.
Barclays has also developed processes to identify sectors, sovereigns and US States which other Principal Risks must prioritise for assessment of climate risks. Within these processes, the Group analyses and assesses the sensitivity and vulnerability of different industry sectors and geographies (including sovereigns and U.S states) to various physical and transition risk drivers and categorise them into different risk buckets. Following this assessment, the industry sectors and geographies that are highly exposed to climate risks are deemed to be of elevated risk. These assessments are regularly reviewed and benchmarked against external studies and research and incorporate inputs from the subject matter experts.
The outcomes of the above mentioned processes namely the Climate Risk Register, elevated sector and geography (including sovereigns and U.S states)
assessments and underlying exposures, form the basis of Barclays' approach and priorities for further granular assessment. Details on exposures to elevated sectors are on page 48.
Additionally, through individual client assessments and scenario analysis exercises, Barclays identifies portfolios that are more vulnerable to climate-
related risks.
Risk assessment
The emissions resulting from the activities of customers and clients to whom financing is provided is measured using Barclays' bespoke tool
BlueTrack™. Currently, BlueTrack™ covers nine segments comprising of Energy, Power, Cement, Steel, Automotive Manufacturing, UK Housing,
Commercial Real Estate, Agriculture and Aviation.
Furthermore, Barclays has developed the Client Transition Framework (CTF) to evaluate clients' progress as they transition to a low-carbon business model. Using BlueTrack™ data and public disclosures, the framework evaluates both qualitative and quantitative components to assess transition trajectories against Barclays’ targets and benchmarks. This allows the Group to prioritise engagement with clients based on their CTF scores.
During 2023, Barclays conducted industry-specific deep dives to identify risk factors and characteristics for those sectors. For example, the power sector review incorporated analysis of carbon intensity, transition plans and the results of a bespoke power utilities scenario analysis (such as the effect of carbon pricing on client financial performance).
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F	40
Furthermore, Barclays has industry-specific risk management processes where appropriate. Granular asset-level assessment is performed in the oil and gas portfolio, prioritising the assessment of clients that are non-investment grade and operating in the upstream and midstream sub-sectors. Taking into account factors such as breakeven costs, geological concerns, infrastructure constraints and regulatory/geopolitical uncertainty, Barclays has subsequently classified clients and their assets into tiers from 1 to 3, with tier 3 considered the riskiest. Asset tiering and assessment for these clients are reviewed at least annually.
For Credit Risk, Barclays continues to embed climate risk assessment into credit assessment, annual review and transaction approval processes to ensure that climate-related risks are considered for Wholesale Credit and Retail customers in elevated risk sectors.
At a client level, the Climate Lens questionnaire is used to evaluate physical, transition and environmental risks associated with firms operating in elevated risk sectors. Each question is rated as Low, Moderate or High based on the client’s exposure and vulnerability to various climate and environmental risk factors. Climate Lens is currently being re-developed with the aim of making it more quantitative and improving its integration within the credit processes.
For Market Risk, the impact of climate change is measured by applying stress scenarios that stress the core risks susceptible to climate change over long and short-term horizons to individual risk factors. This process is conducted every quarter. The pattern of stress losses arising from the stress scenario is used to estimate and set ongoing limits, consistent with the Board-approved maximum stress loss capacity for Market risk, under which
Barclays monitors and controls Market risk arising from climate change.
For Treasury and Capital Risk, Barclays’ conducts Group-wide climate stress tests to understand and assess the potential impact on Barclays' capital position. Climate risk considerations have also been incorporated into the Internal Capital Adequacy Assessment Process (ICAAP). For Liquidity Risk,
Barclays identifies and assesses potential vulnerabilities of certain industries and asset classes that may deteriorate under a climate stress scenario, and subsequently impact funding and liquidity ratios. Climate risk considerations have also been incorporated into the Internal Liquidity Adequacy
Assessment Process (ILAAP). For Pension Risk, key risk indicators based on the impact of physical and transition risk drivers on the pension fund have been defined. These are reviewed and monitored on a quarterly basis.
For operational risk, climate-related risks continue to be assessed as part of existing business-as-usual operational risk processes. This includes working with Premises and Operational Recovery Planning teams to evaluate and respond to climate-related impacts and regulatory requirements Climate factors have been integrated into Structured Scenario Assessments, which capture extreme but plausible operational tail risks. As part of the assessment in 2023, climate risk has been included in the building destruction scenario (physical risks) and greenwashing-related scenarios (transition risks).
For reputational risk, the primary responsibility for identifying and managing reputation risk and adherence sits with the front line business and support functions where the risk arises. The Enhanced Due Diligence process and other relevant processes in these business units facilitate the assessment of climate-related reputational risk.
Across Barclays' portfolios, scenario analysis continues to form a key part of the Group’s approach to assessing and quantifying the impact of climate change.
Risk monitoring and reporting
In addition to the climate risk appetite, Barclays has integrated climate risk considerations into policies, standards and lending guidelines. Consistent with our net zero ambition and taking into account considerations of all relevant business factors, tighter lending criteria and restrictive policies have been implemented to progressively curtail or prohibit financing of certain activities in sensitive sectors, including thermal coal mining and coal-fired power generation, arctic exploration and production, oil sands and hydraulic fracturing (fracking). These policies are reviewed regularly and updated with respect to external developments.
Mandate and scale (M&S) exposure controls translate risk appetite into a detailed series of limits to control day-to-day risk taking. Barclays has implemented climate-aware limits and controls for priority sectors, including based on, BlueTrack™ measures of emissions intensity and the Client
Transition Framework.
Quantitative and qualitative information are presented and reviewed at the CRC. A Group-level climate risk dashboard is presented to BRC on a quarterly basis, which is used to inform progress against sector targets, current exposure to portfolios with high physical and transition risks, concentrations and climate risk trends. The climate dashboard periodically includes outputs and learnings from internal stress test and regulatory exercises and external developments based on horizon scanning.
Legal entity specific climate risk dashboards for monitoring and reviewing climate-sensitive exposures have been developed and presented to appropriate committees. Where Climate Risk limits are subject to ongoing monitoring, they will be reported at the appropriate Principal Risk Committees and CRC.
Barclays continues to enhance and sophisticate our risk management capabilities with our increased knowledge and ability to quantify and manage climate-related risks.

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
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F	41
Credit risk management objectives are to:
▪maintain a framework of controls to oversee credit risk
▪identify, assess and measure credit risk clearly and accurately across the Barclays Bank Group and within each separate business, from the level of individual facilities up to the total portfolio
▪control and plan credit risk taking in line with external stakeholder expectations, including risk return objectives, and avoiding undesirable concentrations
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
▪other retail lending: includes charges over other physical assets; second lien charges over residential property and finance lease receivables.
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
Risk transfer
A range of instruments including guarantees, credit insurance, credit derivatives and securitisation can be used to transfer credit risk from one counterparty to another. These mitigate credit risk in three main ways:
▪if the risk is transferred to a counterparty which is more creditworthy than the original counterparty, then overall credit risk is reduced.
▪where recourse to the first counterparty remains, both counterparties must default before a loss materialises. This is less likely than the default of either counterparty individually, so credit risk is reduced.
▪first loss exposures across pools of credit risk can be hedged via synthetic securitisation structures, typically via CLN issuance. As these are fully funded upfront, they provide for a direct reduction in credit risk exposure on referenced pools.
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F	42

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
See pages 87 to 88 for a review of management VaR.

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

The Barclays Bank PLC Treasury function manages treasury and capital risk exposure on a day-to-day basis, with the Barclays Bank PLC Treasury
Committee together with the Barclays Group Treasury Committee acting as the principal management bodies for the Barclays Bank Group. The
Treasury and Capital Risk function is responsible for oversight and provides insight into key capital, liquidity, interest rate risk in the banking book
(IRRBB) and pension risk management activities.
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F	43
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
The Barclays Bank PLC Board approves the Barclays Bank PLC funding plan, internal stress tests, regulatory stress tests, recovery plan and liquidity risk appetite. Barclays Bank PLC’s Treasury Committee is responsible for monitoring and managing liquidity risk in line with Barclays Bank PLC’s funding management objectives, funding plan and risk appetite. The Barclays Group Treasury and Capital Risk Committee monitors and reviews the liquidity risk profile and control environment, providing second line oversight of the management of liquidity risk. The Barclays Bank PLC Board Risk Committee reviews the risk profile, and reviews liquidity risk appetite at least annually and the impact of stress scenarios on Barclays Bank PLC’s funding plan/
forecast in order to agree risk appetite in line with Barclays Bank PLC’s projected funding abilities.
Capital risk management (audited)
Overview
Capital risk is managed through ongoing monitoring and management of the capital and leverage position, regular stress testing and a robust capital governance framework. The objectives of the framework are to maintain adequate capital for the Barclays Bank Group and its legal entities to withstand the impact of the risks that may arise under normal and stressed conditions, and maintain adequate capital to cover current and forecast business needs and associated risks to provide a viable and sustainable business offering. The Barclays Bank Group aims to prudently manage its overall leverage position (including risk of excessive leverage) by utilising plausible stress scenarios, reviewing and deploying management actions in response to deteriorating economic and commercial positions. In order to manage contingent leverage risk, the Barclays Bank Group considers the context from which the business consumption arises, the impact of client utilisation on leverage and the available actions to manage.
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
The Barclays Bank PLC Board approves the Barclays Bank PLC capital plan, internal stress tests and results of regulatory stress tests and those of the relevant Barclays Bank Group entities. The Barclays PLC Board also approves the Barclays Group recovery plan which takes into account management actions identified at the Barclays Bank Group level. The Barclays Bank PLC Treasury Committee and the Barclays Group Treasury Committee are
responsible for monitoring and managing capital risk in line with Barclays Bank Group’s capital management objectives, capital plan and risk frameworks. The Treasury and Capital Risk Committee (TCRC) monitors and reviews the capital risk profile and control environment, providing second line oversight of the management of capital risk.
For the relevant Barclays Bank Group subsidiaries, local management assures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees (or equivalents) with oversight by the Barclays Bank PLC Treasury Committee and the Barclays Group
Treasury Committee, as required. In 2023, Barclays complied with all regulatory minimum capital requirements. Contingent leverage risk is managed by;
i) setting comprehensive leverage (and RWA) targets for each business as part of the Treasury capital management process, taking into account adherence to early warning indicators and maintain a healthy leverage ratio, and; ii) Monitoring execution of actions taken to course-correct as necessary.
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
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F	44
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
Organisation, roles and responsibilities
The Barclays Bank PLC Treasury Committee and the Barclays Group Treasury Committee are responsible for monitoring and managing IRRBB risk in line with the Barclays Bank Group’s management objectives and risk frameworks. The BRC and Treasury and Capital Risk Committee monitors and reviews the IRRBB risk profile and control environment, providing second line oversight of the management of IRRBB. The BRC reviews the interest rate risk profile, including review of the risk appetite at least annually and the impact of stress scenarios on the interest rate risk of the Barclays Bank PLC’s banking books.
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

Overview
The management of operational risk has three key objectives:
•deliver and oversee an operational risk capability owned and used by business leaders to enable sound risk decisions over the long term.
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
The Operational Risk function acts in a second line of defence capacity, and is responsible for defining and overseeing the implementation of the framework and monitoring Barclays Bank Group’s operational risk profile, including risk-based review and challenge. The Operational Risk function alerts management when risk levels exceed acceptable tolerance in order to drive timely decision-making and actions by the first line of defence.
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
For definitions of the Barclays Bank Group’s Operational Risk Categories and Connected Risks, refer to the Barclays PLC Pillar 3 Report 2023.
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F	45

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
Organisation, roles and responsibilities
The Barclays Group has a dedicated Model Risk Management (‘MRM’) function that consists of six teams:
(i) Independent Validation Unit (‘IVU’), responsible for model validation and approval;
(ii) Group Model Risk Governance, responsible for model risk governance, controls and reporting, as well as providing oversight for compliance of the
Model Owner community with the Model Risk Framework;
(iii) Framework team, responsible for the Model Risk Policy and associated standards;
(iv) Infrastructure Delivery and Oversight, responsible for the delivery of model inventory including associated data quality & reporting and oversight of
Quantitative Processes;
(v) COO, responsible for strategy, communications and business management; and
(vi) Model Risk Measurement and Quantification (‘MRMQ’), responsible for the design of the framework and methodology to measure and, where possible, quantify model risk. It is also responsible for the strategic Validation Centre of Excellence (‘VCoE’), which is an independent quality assurance function within MRM with the mandate to review and challenge validation outcomes. VCoE is aligned to the Group Model Risk Governance team.
The Group Model Risk Committee is MRM’s primary risk committee and a subcommittee of the Group Risk Committee. It is convened with senior executives in the first and second line of defence to oversee the model risk profile and risk appetite.
The Model Risk Framework is defined and implemented through Model Risk Policy and Standards that prescribe the Barclays Group-wide, end-to-end requirements for the identification, measurement and management of model risk, covering model documentation, development, monitoring, annual review, independent validation and approval, change and reporting processes. The policy is supported by global standards covering model inventory, documentation, validation, testing and monitoring, overlays, risk appetite, and stress testing challenger models.
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

Compliance risk management
The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Barclays Bank Group's products and services, (conduct risk), and the risk to Barclays, its clients, customers or markets from a failure to comply with the Laws, Rules and Regulations (LRR)
applicable to the firm.

Overview
Compliance risk incorporates market integrity, customer protection, financial crime, product design and review and the newly created Laws, Rules and
Regulations risks. Barclays acts at all times to operate its business in full accordance with all applicable laws, rules and regulations, and to deliver good outcomes for/avoid harm to customers, clients and markets. Barclays will act in good faith; avoid causing foreseeable harm and enable and support customers to pursue their financial objectives.
Organisation, roles and responsibilities
The Compliance Risk Management Framework (CRMF) outlines how the Barclays Bank Group manages and measures its compliance risk profile. The
Barclays Group Chief Compliance Officer is accountable for developing, maintaining and overseeing the CRMF. The Barclays Bank Group Chief
Compliance Officer is responsible for providing effective oversight, management and escalation of Compliance risk in line with the CRMF. This includes overseeing the development and maintenance of the relevant Compliance risk policies and standards and monitoring and reporting on the consistent application and effectiveness of the implementation of controls to manage Compliance risk. It is the responsibility of the first line of defence to establish conduct controls to manage its performance and assess conformance to these policies and controls. The responsibility for LRR Risk Management sits across various functions and business units, including Legal, Chief Controls Office, Risk and Compliance.
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F	46
Senior managers are accountable within their areas of responsibility for owning and managing Compliance risk in accordance with the CRMF, as defined within their regulatory Statement of Responsibilities, and a dedicated team has been established in Compliance to oversee LRR Risk
Management.
Compliance as an independent second line function oversees that Compliance risks are effectively identified, managed, monitored and escalated, and has a key role in helping Barclays Bank Group achieve the right conduct outcomes and evolve a compliance-focused culture.
The governance of Compliance risk within the Barclays Bank Group is fulfilled through management committees and forums operated by the first and second lines of defence with clear escalation and reporting lines to the Board. The Barclays Group and Barclays Bank Group Risk Committees are the
primary second line governance committees for the oversight of the Compliance Risk Profile. The risk committees' responsibilities include the identification and discussion of any emerging Compliance risks exposures in the Barclays Group and Barclays Bank Group. A new sub-committee of the
BPLC Group Risk Committee was established in August 2023 to provide oversight on LRR Risk. This committee is chaired by the BPLC Group Chief
Compliance Officer.

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

Legal risk management
The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Bank Group to meet applicable laws, rules, regulations or contractual requirements or to assert or defend its intellectual property rights.

Overview
The multitude of laws and regulations across the globe are highly dynamic and their application to particular circumstances is often unclear. This results in a high level of inherent legal risk which Barclays Bank Group seeks to mitigate through the operation of a Barclays Group-wide legal risk management framework. This seeks to mitigate legal risk, including through the implementation of Group-wide legal risk policies requiring engagement of legal professionals in situations that have the potential for legal risk, identification and management of legal risks by those legal professionals, and escalation of legal risk as necessary. Legal risk is also mitigated by the complementary requirements of the compliance risk management framework, including the responsibility of legal professionals to proactively identify, communicate and provide legal advice on applicable laws, rules and regulations.
Notwithstanding these mitigating actions, Barclays Bank Group operates with a level of residual legal risk, for which the Barclays Bank Group has limited tolerance.
Organisation, roles and responsibilities
The Barclays Bank Group’s businesses and functions have responsibility for identifying and escalating to the Legal Function legal risk in their areas as well as responsibility for adherence to control requirements.
The Legal function organisation and coverage model aligns legal expertise to businesses, functions, products, activities and geographic locations so that the Barclays Bank Group receives legal advice and support from appropriate legal professionals, working in partnership proactively to identify, manage and escalate legal risks as necessary.
The senior management of the Legal function oversees, challenges and monitors the legal risk profile and effectiveness of the legal risk control environment across the Barclays Group. The Legal function provides support to all areas of the bank and is not formally part of any of the three lines of defence. Except in relation to the legal advice it provides or procures, the Legal Function is subject to oversight from the second line of defence with respect to its own operational and compliance risks, as well as with respect to the legal risk to which the bank is exposed.
The Barclays Group General Counsel is responsible for developing and maintaining a Barclays Group-wide legal risk management framework. This includes defining the relevant legal risk policies, producing the Barclays Group-wide risk appetite statement for legal risk, and oversight of the implementation of controls to manage and escalate legal risk.
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
Board Risk Committee.
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F	47
Carbon-related assets
According to Task Force on Climate Related Financial Disclosures (TCFD), certain industry segments are more likely to be financially impacted than others due to their exposure to certain transition and physical risks around greenhouse gas (GHG) emissions, energy, or water dependencies associated with their operations and products. These non-financial industries are grouped into four key areas: Energy; Transportation; Materials and Buildings; and
Agriculture, Food, and Forest Products. Barclays Bank Group's exposures to the industries within these groups are reported as carbon-related assets and can be found in the table on the following page 49.
Elevated risk sectors
Based on portfolio level assessments (including for industry sectors) on climate risk, Barclays identifies and categorises sectors with heightened risk to climate change as elevated sectors. However, in each sector there will exist a range of vulnerabilities and not all our clients in these sectors have high emissions and should not be interpreted as an indicator of relative carbon intensity. Residential Real Estate exposures are also included in this table.
Barclays recognises Residential Real Estate portfolio as elevated risk, therefore on that basis they have been included in the table. The sectors highlighted blue in the table represent the sectors considered as elevated at the Barclays Bank Group level.

Elevated risk sector	Example drivers of risk
Aviation	More stringent air emission and carbon regulations, requiring high levels of capital investment and Research & Development (R&D) expenditure. Vulnerable to shift in consumer preferences.
Automotive
Policy pressure to cut emissions to meet emission requirements, requiring high levels of capital investment and R&D expenditure. Phase out of fossil fuel vehicles and introduction of low emission zones in city centres.

Cement	Being one of the hard to abate sectors, policy pressure to cut emissions requires high levels of capital investment and R&D expenditure.
Coal Mining and Coal Terminals	Reduction in demand of thermal coal, as utilities transition away from fossil fuel. More stringent air emissions regulation, resulting in higher levels of capital investment.
Chemicals
Technological advances in low-carbon and sustainable alternatives along with new and more stringent environmental regulations, including carbon tax. The increasing efforts to eliminate single-use plastics and improve recycling to prevent marine pollution could also impact demand for products used in plastic manufacture.

Mining (including diversified miners)	Rising costs as a result of tighter environmental regulations and increasing water stress, vulnerable to litigation cases and reputational damage.
Oil and Gas
Policy pressure to cut emissions, exposure to carbon taxes and overall increasing environmental regulation of operations and restrictions on access to new resources. Over time, falling demand for fossil fuels.

Power Utilities	Policy pressure to cut emissions and move to renewable sources of energy, leading to increased capital expenditure costs, plus potential exposure to carbon taxes.
Agriculture
Evolving taxation on emissions may impact production methods, supply chain and farm viability. Reduced demand for meat and dairy as a consequence of shifts in consumer behaviour. Volatile weather conditions and extreme weather events may impact farm credit quality.

Residential Real Estate	Evolving minimum energy efficiency requirements and increasing physical risks from flood, subsidence and coastal erosion have the potential to impact house prices and homeowner affordability.
Shipping	More stringent carbon tax regulations and policy pressure to cut emissions and adopt low-emission fuels, requiring higher levels of R&D expenditure and capital investment.
Steel	Being an energy-intensive sector, the sector is exposed to the policy pressure to cut emissions and evolving air pollution regulation.
Road Haulage	Policy pressure to cut emissions, requiring high levels of capital investment.
Risk review
Risk performance
Climate risk performance

Barclays Bank PLC 2023 Annual Report on Form 20-F	48

Carbon-related assets (Incl. sub-sector breakdown)[a,b]
	2023			2022
	£m			£m
	Loans & advances[c]	Loan commitments[d]	Total	Loans & advances[c]	Loan commitments[d]	Total	% Change
Agriculture, Food and Forest Products (logging)	79	114	193	89	78	167	16
Agriculture	79	114	193	89	78	167
Energy & Waters	1,008	13,138	14,146	2,523	13,460	15,983	(11)
Power Utilities	943	13,049	13,992	2,476	13,318	15,794
Metals (waste & recycling)	65	89	154	47	142	189
Manufacturing	5,575	31,329	36,904	6,171	32,032	38,203	(3)
Automotive	848	5,688	6,536	952	5,489	6,441
Cements	154	380	534	214	159	373
Chemicals	352	3,941	4,293	446	4,216	4,662
Food, Bev and Tobacco	906	5,694	6,600	830	6,101	6,931
Manufacturing - Others	2,792	12,624	15,416	3,112	13,087	16,199
Metals	142	403	545	241	473	714
Oil and Gas (refining)	59	1,411	1,470	100	1,375	1,475
Packaging Manufacturers: Metal, Glass and Plastics	110	302	412	90	313	403
Paper and Forest Products (excluding logging)	171	742	913	148	636	784
Steel	41	144	185	38	183	221
Materials and Building	15,367	10,345	25,712	15,794	10,305	26,099	(1)
Construction and Materials	233	598	831	480	705	1,185
Homebuilding and Property Development	2,463	2,085	4,548	2,353	1,938	4,291
Real Estate Management and Development	12,671	7,662	20,333	12,961	7,662	20,623
Mining and Quarrying	1,708	8,369	10,077	1,520	8,758	10,278	(2)
Mining (incl diversified miners)[e]	217	1,704	1,921	196	2,261	2,457
Oil and Gas (extraction)	1,491	6,665	8,156	1,324	6,497	7,821
Transport & storage	1,524	7,080	8,604	1,814	6,952	8,766	(2)
Aviation	259	2,348	2,607	460	2,221	2,681
Oil and Gas (midstream)	328	2,187	2,515	328	2,425	2,753
Other Transport Services	533	1,246	1,779	432	1,148	1,580
Ports	75	123	198	95	87	182
Road Haulage	228	382	610	213	392	605
Shipping	101	794	895	286	679	965
Wholesale and retail distribution and leisure	1,293	5,355	6,648	2,120	4,259	6,379	4
Oil and Gas (wholesale)	365	2,137	2,502	978	1,612	2,590
Others	928	3,218	4,146	1,142	2,647	3,789
Other Financial Institutions	515	1,726	2,241	941	2,946	3,887	(42)
Real Estate Management and Development (REITs)	515	1,726	2,241	941	2,946	3,887
Home Loans	8,002	42	8,044	11,405	67	11,472	(30)
Residential Real Estate	8,002	42	8,044	11,405	67	11,472
Subtotal (Elevated risk sectors)	13,467	40,986	54,453	19,505	40,972	60,477	(10)
Carbon-related assets Grand total	35,071	77,498	112,569	42,377	78,857	121,234	(7)
Total Loans & advances and Loan commitments	185,247	322,732	507,979	182,507	321,506	504,013	1
Carbon-related assets / Total Loans & advances and Loan commitments (%)	19	24	22	23	25	24
Sub-total of sectors spanning in multiple industries
Oil & Gas	2,243	12,400	14,643	2,730	11,909	14,639	—
Notes
aThe sectors have been represented based on the standard nomenclature of economic activities (NACE codes) this year. These sector headings are consistent across our disclosures on credit risk concentration by industry and geography (page 77). The prior year comparatives have been re-presented in line with the updated sector headings.
bAs industries decarbonise, sectors will increasingly include both carbon and non-carbon related activities e.g. Power Utilities will also include, in part, their generation capacity from renewable energy sources.
cLoans and advances includes debt securities at amortised cost amounting to £39,046m (2022: £27,303m) of which carbon related assets are £2,906m (2022: £3,419m).
The carbon related assets comprise £2,643m (2022: £3,343m) in Material and Buildings, £238m (2022: £74m) in Transport and Storage and £25m (2022: £2m) in
Energy and Water.
dLoan commitments excludes the fair value exposures of £15,203m in 2023 and £13,471m in 2022.
eDiversified miners with minority interests in thermal coal mining are included in this category.
Risk review
Risk performance
Climate risk performance

Barclays Bank PLC 2023 Annual Report on Form 20-F	49
Financing
To facilitate greater understanding and transparency of our capital markets financing, we disclose the total capital raised for clients across all sectors using data sourced from Dealogic. We have provided the breakdown of our 2023 and 2022 financing below. We have constructed this table based on the mapping of issuers’ industry assignment in Dealogic data and Barclays’ internal industry taxonomy called Barclays Industry Classification (BIC).
Financing volumes are reported on a manager-proceeds basis including bonds, equities, loans and securitised bonds and no modifications have been made by Barclays. This data represents a third party view of our financing and is subject to Dealogic’s league table methodology, which pro-rates volume across lead-managers. We are presenting the data in this format to support transparency and comparability but it should be noted that this data is subject to further analysis and methodological enhancements, before it is included in BlueTrack™.

Carbon-related sectors in wholesale credit (Dealogic Industry Classification) [a,b,c]
	2023	2022
	£m	£m	% Change
Energy & Waters	20,329	27,021	(25)
Power Utilities	20,329	27,021
Manufacturing	31,336	24,782	26
Automotive	7,333	3,136
Cements	279	162
Chemicals	2,523	2,241
Food, Bev and Tobacco	6,991	4,310
Manufacturing - Others	11,743	11,443
Metals	145	604
Oil and Gas (refining)	1,381	1,793
Packaging Manufacturers: Metal, Glass and Plastics	217	27
Paper and Forest Products (excluding logging)	102	711
Steel	622	355
Materials and Building	3,143	6,668	(53)
Construction and Materials	446	82
Homebuilding and Property Development	457	617
Real Estate Management and Development	2,240	5,969
Mining and Quarrying	2,992	2,527	18
Mining (Incl. diversified miners)[d]	877	354
Oil and Gas (extraction)	2,115	2,173
Transport & storage	7,858	7,654	3
Aviation	1,797	1,731
Oil and Gas (midstream)	3,887	2,752
Other Transport Services	997	2,149
Road Haulage	202	—
Shipping	975	1,022
Wholesale and retail distribution and leisure	3,005	6,227	(52)
Oil and Gas (wholesale)	720	1,193
Others	2,285	5,034
Other Financial Institutions	1,163	3,178	(63)
Real Estate Management and Development (REITs)	1,163	3,178
Carbon-related Assets Grand Total	69,826	78,057	(11)
Capital Market Financing Total	311,054	304,249	2
Financing to Carbon-related Sector over Total Capital Market Financing	22	26
Sub-total of sectors spanning in multiple industries
Oil and Gas	8,103	7,911	2
Note
aThe sectors have been represented based on the standard nomenclature of economic activities (NACE codes). These sector headings are consistent across our disclosures on credit risk concentration by industry and geography (page 77). The prior year comparatives have been re-presented, in line with the updated sector headings.
bAs industries decarbonise, sectors will increasingly include both carbon and non-carbon related activities e.g. the clients present within the sector exposure reported under Power Utilities will also have part of their generation capacity from renewable energy sources, which represents a non-carbon related activity.
cIn 2022, this table was presented in USD. As it is now presented in GBP, the comparative figures have been re-presented.
dDiversified miners with minority interests in thermal coal mining are included in this category.
Risk review
Risk performance
Climate risk performance

Barclays Bank PLC 2023 Annual Report on Form 20-F	50

Summary of Contents		Page
Credit risk represents a significant risk to the Barclays Bank Group and mainly arises from exposure to loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.	•Credit risk overview and summary of performance	52
	•Maximum exposure and effects of netting, collateral and risk transfer	53

This section outlines the expected credit loss allowances, the movements in allowances during the period, material management adjustments to model output and measurement uncertainty and sensitivity analysis.	•Expected credit losses	55
	–Loans and advances at amortised cost by product	55
	–Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees	57
	–Stage 2 decomposition	63
	–Stage 3 decomposition	64
	•Management adjustments to models for impairment	64
	•Climate risk ECL assessment	65
	•Measurement uncertainty and sensitivity analysis	67
The Barclays Bank Group reviews and monitors risk concentrations in a variety of ways. This section outlines performance against key concentration risks.	•Analysis of the concentration of credit risk	77
	–Credit risk concentration by industry and geography	77
	•Approach to management and representation of credit quality	78
	–Asset credit quality	78
	–Debt securities	78
	–Balance sheet credit quality	78
	•Credit exposures by internal PD (probability of default) grade	80
Credit Risk monitors exposure performance across a range of significant portfolios.	•Analysis of specific portfolios and asset types	85
	–Retail Credit Cards and Retail Other	85
Risk review
Risk performance
Credit Risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	51
All disclosures in this section pages 52 to 85, are unaudited unless otherwise stated.
Overview
Credit risk represents a significant risk to the Barclays Bank Group and mainly arises from exposure to loans and advances together with the counterparty credit risk arising from derivative contracts entered with clients.
Credit risk disclosures exclude other financial assets not subject to credit risk, mainly equity securities. For off-balance sheet exposures certain contingent liabilities not subject to credit risk such as performance guarantees are excluded.
Task force on Disclosures about Expected Credit Losses (DECL)
Credit risk disclosures have been enhanced to include DECL III recommendations for minimum product groupings for this period and prior year comparatives have been aligned.
Summary of performance in the period
Gross exposure: Gross loans and advances at amortised cost to customers and banks have increased to £189bn in 2023 (2022: £186bn). This includes an increase in Treasury investments partially offset by a reduction due to the German Consumer Finance business being classified as assets held for sale and foreign exchange movements in the Corporate & Investment Bank (CIB) and US Cards portfolios.
Maximum exposure: The Barclays Bank Group’s net exposure to credit risk has increased to £894bn (2022: £871bn) driven by an increase in debt securities issued by governments (£37bn) partially offset by decreases in cash held at central banks (£12bn) and cash collateral and settlement balances (£4bn); all of which are considered to be low risk. Overall, the extent to which the mitigation is held against total exposure has decreased to
38% (2022: 41%).
Credit quality: Delinquencies have remained broadly stable with an increase observed in US cards, which was anticipated. A range of activities are in place to protect our existing defensive positioning against current macroeconomic headwinds. The Corporate loans portfolio benefited from high-
quality exposure and credit protection. Further analysis on the credit quality of assets is presented in the approach to management and representation of credit quality section.
Stage decomposition: A net decrease of £2bn is observed in Stage 2 gross exposure driven by repayments in Corporate loans. Stage 3 balances increased to £3.8bn (2022: £3.6bn) driven by higher delinquencies in US cards. Refer pages 63 to 64 for further details.
Scenario: Economic uncertainty continues, linked to higher interest rates and ongoing inflation in major economies. For Q423, scenarios have been refreshed and are designed around a broad range of economic outcomes. The Downside 2 (DS2) scenario has been aligned to Barclays' 2023 Internal
Stress Test (IST23) which is less severe in terms of GDP deterioration, resulting in increased DS2 weights.
ECL: Impairment allowances on loans and advances at amortised cost including off-balance sheet have increased to £4,514m (2022: £4,352m)
primarily driven by an increase in US Cards partially offset by a reduction due to the German consumer finance business being classified as assets held for sale. On balance sheet coverage has remained strong and broadly stable at 2.1% (2022: 2.1%).
Charge: Credit impairment charges were £1,578m (2022: £933m), reflecting an increase in delinquencies in US cards, which was anticipated, and led to higher coverage in CC&P.
Management adjustments: Economic uncertainty adjustments have decreased to £16m (2022: £97m). The reduction is informed by the rebuild of certain CIB impairment models which better capture the macroeconomic outlook. Refer to the Management adjustment to models for impairment section on pages 64 to 65 for further details.
Climate: Barclays has performed a credit risk assessment of physical and transition risk due to climate change. This was delivered through a combination of a scenario approach and targeted reviews on specific portfolios identified as more susceptible to climate risk. The analysis did not result in a separately identifiable impairment charge for year end 2023 reporting.
Further detail can be found in the Financial statements section in Note 8 Credit impairment charges/(releases). Description of terminology can be found in the glossary, available at home.barclays/annualreport. Refer to the credit risk management section for details of governance, policies and procedures.
Risk review
Risk performance
Credit risk performance

Barclays Bank PLC 2023 Annual Report on Form 20-F	52
Maximum exposure and effects of netting, collateral and risk transfer
The following tables present a reconciliation between the Barclays Bank Group’s maximum exposure and its net exposure to credit risk, reflecting the financial effects of risk mitigation reducing the Barclays Bank Group’s exposure.
The Barclays Bank Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer. Further detail on the
Barclays Bank Group's policies to each of these forms of credit enhancement is presented on page 42 of the credit risk management section.
Collateral obtained
Where collateral has been obtained in the event of default, the Barclays Bank Group does not, ordinarily, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Barclays Bank Group as at 31 December 2023, as a result of the enforcement of collateral, was £6m (2022: £31m).

Maximum exposure and effect of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Exposure net of risk mitigation
Barclays Bank Group
As at 31 December 2023	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	189,686	—	—	—	—	189,686
Cash collateral and settlement balances	103,708	—	—	—	—	103,708
Loans and advances at amortised cost:
Retail mortgages	8,002	—	(13)	(7,976)	—	13
Retail credit cards	24,511	—	—	—	—	24,511
Retail other	3,366	—	(1,007)	(2,024)	(39)	296
Corporate loans	110,322	(3,876)	(1,111)	(51,105)	(5,222)	49,008
Total loans and advances at amortised cost	146,201	(3,876)	(2,131)	(61,105)	(5,261)	73,828
Of which credit-impaired (Stage 3):
Retail mortgages	395	—	—	(393)	—	2
Retail credit cards	296	—	—	—	—	296
Retail other	273	—	(23)	(245)	—	5
Corporate loans	887	—	(4)	(601)	(128)	154
Total credit-impaired loans and advances at amortised cost	1,851	—	(27)	(1,239)	(128)	457
Debt securities at amortised cost	39,046	—	—	(956)	(79)	38,011
Reverse repurchase agreements and other similar secured lending	1,103	—	—	(1,103)	—	—
Trading portfolio assets:
Debt securities	75,459	—	—	(521)	—	74,938
Traded loans	12,653	—	—	(189)	—	12,464
Total trading portfolio assets	88,112	—	—	(710)	—	87,402
Financial assets at fair value through the income statement:
Loans and advances	46,541	—	(47)	(39,998)	(4)	6,492
Debt securities	2,545	—	—	(221)	—	2,324
Reverse repurchase agreements	149,131	—	(3,416)	(145,292)	—	423
Other financial assets	81	—	—	—	—	81
Total financial assets at fair value through the income statement	198,298	—	(3,463)	(185,511)	(4)	9,320
Derivative financial instruments	256,111	(198,633)	(29,944)	(9,983)	(3,791)	13,760
Financial assets at fair value through other comprehensive income	51,421	—	—	(362)	(134)	50,925
Other assets	2,068	—	(1)	—	—	2,067
Assets held for sale	3,855	—	—	—	—	3,855
Total on-balance sheet	1,079,609	(202,509)	(35,539)	(259,730)	(9,269)	572,562

Off-balance sheet:
Contingent liabilities	26,829	—	(2,225)	(358)	(283)	23,963
Loan commitments	337,935	—	(1,486)	(37,596)	(1,709)	297,144
Total off-balance sheet	364,764	—	(3,711)	(37,954)	(1,992)	321,107

Total	1,444,373	(202,509)	(39,250)	(297,684)	(11,261)	893,669
Off-balance sheet exposures are shown gross of provisions of £473m (2022: £532m). See Note 23 for further details. In addition to the above, Barclays
Bank Group holds forward starting reverse repos amounting to £54.3bn (2022: £48.4bn). The balances are fully collateralised. Corporate loans at amortised cost include £0.3bn (2022: £0.6bn) of CBILs and CLBILs supported by UK government guarantees of £0.2bn (2022: £0.5bn). For further
Risk review
Risk performance
Credit risk performance

Barclays Bank PLC 2023 Annual Report on Form 20-F	53
information on credit risk mitigation techniques, refer to the Credit risk management section. Loan commitments reported also include exposures relating to financial assets classified as assets held for sale.

Maximum exposure and effects of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Exposure net of risk mitigation
Barclays Bank Group
As at 31 December 2022	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	202,142	—	—	—	—	202,142
Cash collateral and settlement balances	107,862	—	—	—	—	107,862
Loans and advances at amortised cost:
Retail mortgages	11,405	—	(328)	(10,948)	(98)	31
Retail credit cards	25,402	—	—	—	—	25,402
Retail other	7,724	—	(1,152)	(3,748)	(224)	2,600
Corporate loans	110,673	(4,442)	(665)	(48,986)	(5,452)	51,128
Total loans and advances at amortised cost	155,204	(4,442)	(2,145)	(63,682)	(5,774)	79,161
Of which credit-impaired (Stage 3):
Retail mortgages	622	—	(1)	(621)	—	—
Retail credit cards	311	—	—	—	—	311
Retail other	352	—	(29)	(291)	(3)	29
Corporate loans	647	—	(6)	(188)	(60)	393
Total credit-impaired loans and advances at amortised cost	1,932	—	(36)	(1,100)	(63)	733
Debt securities at amortised cost	27,303	—	—	(695)	(94)	26,514
Reverse repurchase agreements and other similar secured lending	725	—	—	(725)	—	—
Trading portfolio assets:
Debt securities	55,430	—	—	(530)	—	54,900
Traded loans	13,198	—	—	(250)	(48)	12,900
Total trading portfolio assets	68,628	—	—	(780)	(48)	67,800
Financial assets at fair value through the income statement:
Loans and advances	38,190	—	(17)	(30,061)	(9)	8,103
Debt securities	3,217	—	—	(321)	—	2,896
Reverse repurchase agreements	164,698	—	(3,672)	(160,365)	—	661
Other financial assets	89	—	—	—	—	89
Total financial assets at fair value through the income statement	206,194	—	(3,689)	(190,747)	(9)	11,749
Derivative financial instruments	302,976	(238,062)	(34,496)	(11,424)	(7,275)	11,719
Financial assets at fair value through other comprehensive income	45,083	—	—	(222)	(514)	44,347
Other assets	1,503	—	—	—	—	1,503
Assets held for sale	—	—	—	—	—	—
Total on-balance sheet	1,117,620	(242,504)	(40,330)	(268,275)	(13,714)	552,797

Off-balance sheet:
Contingent liabilities	25,800	—	(1,295)	(1,596)	(280)	22,629
Loan commitments	334,977	—	(93)	(37,371)	(1,624)	295,889
Total off-balance sheet	360,777	—	(1,388)	(38,967)	(1,904)	318,518

Total	1,478,397	(242,504)	(41,718)	(307,242)	(15,618)	871,315
Risk review
Risk performance
Credit risk performance

Barclays Bank PLC 2023 Annual Report on Form 20-F	54
Expected credit losses
Loans and advances at amortised cost by product
Total loans and advances at amortised cost in the credit risk performance section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification. Also included are stage allocation of debt securities by gross exposure, impairment allowance and coverage ratio.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For corporate portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

Barclays Bank Group (audited)		Stage 2
As at 31 December 2023	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[a]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	7,257	342	14	33	389	716	8,362
Retail credit cards	22,315	2,818	339	293	3,450	1,522	27,287
Retail other	2,734	210	71	88	369	308	3,411
Corporate loans	100,956	8,642	166	159	8,967	1,235	111,158
Total loans and advances at amortised cost	133,262	12,012	590	573	13,175	3,781	150,218
Debt securities at amortised cost	35,321	3,749	—	—	3,749	—	39,070
Total loans and advances at amortised cost including debt securities	168,583	15,761	590	573	16,924	3,781	189,288

Impairment allowance
Retail mortgages	11	23	3	2	28	321	360
Retail credit cards	412	805	145	188	1,138	1,226	2,776
Retail other	8	2	—	—	2	35	45
Corporate loans	179	295	7	7	309	348	836
Total loans and advances at amortised cost	610	1,125	155	197	1,477	1,930	4,017
Debt securities at amortised cost	7	17	—	—	17	—	24
Total loans and advances at amortised cost including debt securities	617	1,142	155	197	1,494	1,930	4,041

Net exposure
Retail mortgages	7,246	319	11	31	361	395	8,002
Retail credit cards	21,903	2,013	194	105	2,312	296	24,511
Retail other	2,726	208	71	88	367	273	3,366
Corporate loans	100,777	8,347	159	152	8,658	887	110,322
Total loans and advances at amortised cost	132,652	10,887	435	376	11,698	1,851	146,201
Debt securities at amortised cost	35,314	3,732	—	—	3,732	—	39,046
Total loans and advances at amortised cost including debt securities	167,966	14,619	435	376	15,430	1,851	185,247

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	0.2	6.7	21.4	6.1	7.2	44.8	4.3
Retail credit cards	1.8	28.6	42.8	64.2	33.0	80.6	10.2
Retail other	0.3	1.0	—	—	0.5	11.4	1.3
Corporate loans	0.2	3.4	4.2	4.4	3.4	28.2	0.8
Total loans and advances at amortised cost	0.5	9.4	26.3	34.4	11.2	51.0	2.7
Debt securities at amortised cost	—	0.5	—	—	0.5	—	0.1
Total loans and advances at amortised cost including debt securities	0.4	7.2	26.3	34.4	8.8	51.0	2.1
Note
aOther financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £157.7bn and an impairment allowance of £145m. This comprises
£14m impairment allowance on £157.3bn Stage 1 exposure, £1m on £243m Stage 2 exposure and £130m on £136m Stage 3 exposure. Loan commitments and financial guarantee contracts have total impairment allowance of £473m.
Assets held for sale
During 2023, gross loans and advances and related impairment allowances for the German Consumer Finance business were reclassified from ‘loans and advances to customers’ to assets held for sale in the balance sheet. Disclosures relating to assets held for sale are provided in the credit risk tables, primarily where the disclosure is relevant to the measurement of these financial assets.
Risk review
Risk performance
Credit risk performance

Barclays Bank PLC 2023 Annual Report on Form 20-F	55
For further details on assets held for sale, see Note 39 to the financial statements.

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31 December 2023[a]	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards	1,621	15	0.9	445	41	9.2	92	68	73.9	2,158	124	5.7
Retail other	1,561	20	1.3	288	32	11.1	84	60	71.4	1,933	112	5.8
Total	3,182	35	1.1	733	73	10.0	176	128	72.7	4,091	236	5.8
Note
aIn 2022, total gross exposure of £4.3bn and impairment allowance of £296m was included in loans and advances at amortised cost which has now been classified as assets held for sale. This comprises £37m ECL on £3.1bn Stage 1 exposure, £141m on £1.0bn Stage 2 exposure and £118m on £153m Stage 3 exposure.

Barclays Bank Group (audited)		Stage 2
As at 31 December 2022	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[a]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	10,458	310	11	41	362	978	11,798
Retail credit cards	22,669	3,252	237	391	3,880	1,129	27,678
Retail other	6,915	384	45	95	524	523	7,962
Corporate loans	100,121	10,227	154	103	10,484	940	111,545
Total loans and advances at amortised cost	140,163	14,173	447	630	15,250	3,570	158,983
Debt securities at amortised cost	23,645	3,699	—	—	3,699	—	27,344
Total loans and advances at amortised cost including debt securities	163,808	17,872	447	630	18,949	3,570	186,327

Impairment allowance
Retail mortgages	12	22	2	1	25	356	393
Retail credit cards	331	887	82	158	1,127	818	2,276
Retail other	38	21	3	5	29	171	238
Corporate loans	304	254	12	9	275	293	872
Total loans and advances at amortised cost	685	1,184	99	173	1,456	1,638	3,779
Debt securities at amortised cost	8	33	—	—	33	—	41
Total loans and advances at amortised cost including debt securities	693	1,217	99	173	1,489	1,638	3,820

Net exposure
Retail mortgages	10,446	288	9	40	337	622	11,405
Retail credit cards	22,338	2,365	155	233	2,753	311	25,402
Retail other	6,877	363	42	90	495	352	7,724
Corporate loans	99,817	9,973	142	94	10,209	647	110,673
Total loans and advances at amortised cost	139,478	12,989	348	457	13,794	1,932	155,204
Debt securities at amortised cost	23,637	3,666	—	—	3,666	—	27,303
Total loans and advances at amortised cost including debt securities	163,115	16,655	348	457	17,460	1,932	182,507

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	0.1	7.1	18.2	2.4	6.9	36.4	3.3
Retail credit cards	1.5	27.3	34.6	40.4	29.0	72.5	8.2
Retail other	0.5	5.5	6.7	5.3	5.5	32.7	3.0
Corporate loans	0.3	2.5	7.8	8.7	2.6	31.2	0.8
Total loans and advances at amortised cost	0.5	8.4	22.1	27.5	9.5	45.9	2.4
Debt securities at amortised cost	—	0.9	—	—	0.9	—	0.1
Total loans and advances at amortised cost including debt securities	0.4	6.8	22.1	27.5	7.9	45.9	2.1
Note
aOther financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £155.1bn and an impairment allowance of £152m. This comprises
£7m impairment allowance on £153.8bn Stage 1 exposure, £8m on £1,142m Stage 2 exposure and £137m on £141m Stage 3 exposure. Loan commitments and financial guarantee contracts have total impairment allowance of £532m.
Risk review
Risk performance
Credit risk performance

Barclays Bank PLC 2023 Annual Report on Form 20-F	56
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees
The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance.
Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. 'Net drawdowns, repayments, net-
remeasurement and movements due to exposure and risk parameter changes' includes additional drawdowns and partial repayments from existing facilities. Additionally, the below tables do not include other financial assets subject to impairment such as debt securities at amortised cost, cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.
The movements are measured over a 12-month period.

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2023	10,458	12	362	25	978	356	11,798	393
Transfers from Stage 1 to Stage 2	(274)	—	274	—	—	—	—	—
Transfers from Stage 2 to Stage 1	93	6	(93)	(6)	—	—	—	—
Transfers to Stage 3	(84)	—	(57)	(5)	141	5	—	—
Transfers from Stage 3	9	—	28	1	(37)	(1)	—	—
Business activity in the year	339	1	—	—	—	—	339	1
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	(2,518)	(8)	(101)	14	(262)	(21)	(2,881)	(15)
Final repayments	(766)	—	(24)	(1)	(88)	(2)	(878)	(3)
Disposals	—	—	—	—	—	—	—	—
Write-offs	—	—	—	—	(16)	(16)	(16)	(16)
As at 31 December 2023	7,257	11	389	28	716	321	8,362	360

Retail credit cards
As at 1 January 2023	22,669	331	3,880	1,127	1,129	818	27,678	2,276
Transfers from Stage 1 to Stage 2	(1,515)	(42)	1,515	42	—	—	—	—
Transfers from Stage 2 to Stage 1	1,556	374	(1,556)	(374)	—	—	—	—
Transfers to Stage 3	(557)	(23)	(630)	(292)	1,187	315	—	—
Transfers from Stage 3	9	5	6	4	(15)	(9)	—	—
Business activity in the year	1,928	45	231	80	24	20	2,183	145
Refinements to models used for calculation[a]	—	(27)	—	(15)	—	(26)	—	(68)
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	(38)	(228)	479	620	(24)	850	417	1,242
Final repayments	(116)	(8)	(30)	(13)	(2)	(1)	(148)	(22)
Transfers to assets held for sale[b]	(1,621)	(15)	(445)	(41)	(92)	(68)	(2,158)	(124)
Disposals[c]	—	—	—	—	(27)	(15)	(27)	(15)
Write-offs	—	—	—	—	(658)	(658)	(658)	(658)
As at 31 December 2023	22,315	412	3,450	1,138	1,522	1,226	27,287	2,776

Retail other
As at 1 January 2023	6,915	38	524	29	523	171	7,962	238
Transfers from Stage 1 to Stage 2	(693)	(3)	693	3	—	—	—	—
Transfers from Stage 2 to Stage 1	165	5	(165)	(5)	—	—	—	—
Transfers to Stage 3	(467)	(1)	(53)	(8)	520	9	—	—
Transfers from Stage 3	22	1	4	—	(26)	(1)	—	—
Business activity in the year	4,914	7	24	3	6	4	4,944	14
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	(2,046)	(11)	(70)	13	(136)	1	(2,252)	3
Final repayments	(4,515)	(8)	(300)	(1)	(372)	(11)	(5,187)	(20)
Transfers to assets held for sale[b]	(1,561)	(20)	(288)	(32)	(84)	(60)	(1,933)	(112)
Disposals[c]	—	—	—	—	(85)	(40)	(85)	(40)
Write-offs	—	—	—	—	(38)	(38)	(38)	(38)
As at 31 December 2023	2,734	8	369	2	308	35	3,411	45
Notes
aRefinements to models used for calculation reported within Retail credit cards include a £43m movement in US Cards and £(111)m movement in the German consumer finance business. These reflect model enhancements made during the year. Barclays Bank Group continually reviews the output of models to determine accuracy of the
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	57
ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.
bTransfers to assets held for sale reported within Retail credit cards and Retail other relate to the German Consumer Finance business.
cThe £27m of disposals reported within Retail credit cards relate to debt sales undertaken during the year. The £85m of disposals reported within Retail other include
£64m part sale of Wealth portfolio in Italy and £21m relate to debt sales undertaken during the year.

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Corporate loans
As at 1 January 2023	100,121	304	10,484	275	940	293	111,545	872
Transfers from Stage 1 to Stage 2	(4,546)	(29)	4,546	29	—	—	—	—
Transfers from Stage 2 to Stage 1	3,488	53	(3,488)	(53)	—	—	—	—
Transfers to Stage 3	(329)	(7)	(374)	(16)	703	23	—	—
Transfers from Stage 3	69	1	196	3	(265)	(4)	—	—
Business activity in the year	23,136	36	846	27	39	14	24,021	77
Refinements to models used for calculation[a]	—	(61)	—	174	—	—	—	113
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	2,704	(79)	(753)	(65)	351	316	2,302	172
Final repayments	(23,301)	(36)	(2,376)	(39)	(282)	(52)	(25,959)	(127)
Disposals[b]	(386)	(3)	(114)	(26)	(108)	(99)	(608)	(128)
Write-offs	—	—	—	—	(143)	(143)	(143)	(143)
As at 31 December 2023	100,956	179	8,967	309	1,235	348	111,158	836

Reconciliation of ECL movement to credit impairment charge/(release) for the period	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Retail mortgages	(1)	3	(19)	(17)
Retail credit cards	96	52	1,149	1,297
Retail other	(10)	5	2	(3)
Corporate loans	(122)	60	297	235
ECL movement excluding assets held for sale, disposals and write-offs[c]	(37)	120	1,429	1,512
ECL movement on loan commitments and financial guarantees	(67)	(12)	20	(59)
ECL movement on other financial assets	7	(7)	(7)	(7)
ECL movement on debt securities at amortised cost	(1)	(16)	—	(17)
Recoveries and reimbursements[d]	6	(1)	(46)	(41)
Total exchange and other adjustments				190
Total credit impairment charge for the year				1,578
Notes
aRefinements to models used for calculation reported within Corporate loans include a £93m movement in Corporate and Investment Bank and £20m movement in
Barclaycard Payments. These reflect model enhancements made during the period. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.
bThe £608m of disposals reported within Corporate loans relate to debt sales undertaken during the year.
cIn 2023, gross write-offs amounted to £855m (2022: £977m) and post write-off recoveries amounted to £17m (2022: £33m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £838m (2022: £944m).
dRecoveries and reimbursements include £24m of reimbursements expected to be received under the arrangement where Barclays Bank Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts of £17m.
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	58

Loan commitments and financial guarantees (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2023	61	—	1	—	5	—	67	—
Net transfers between stages	—	—	—	—	—	—	—	—
Business activity in the year	24	—	—	—	—	—	24	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	3	—	—	—	(4)	—	(1)	—
Limit management and final repayments	(47)	—	(1)	—	—	—	(48)	—
As at 31 December 2023	41	—	—	—	1	—	42	—

Retail credit cards[a]
As at 1 January 2023	109,291	41	1,973	45	7	1	111,271	87
Net transfers between stages	(1,432)	31	1,423	(31)	9	—	—	—
Business activity in the year	17,403	12	183	10	1	—	17,587	22
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(4,260)	(29)	(1,365)	37	(7)	—	(5,632)	8
Limit management and final repayments	(11,368)	(7)	(447)	(25)	—	—	(11,815)	(32)
As at 31 December 2023	109,634	48	1,767	36	10	1	111,411	85

Retail other[a]
As at 1 January 2023	4,497	—	79	—	64	—	4,640	—
Net transfers between stages	(125)	—	98	—	27	—	—	—
Business activity in the year	1,260	—	1	—	—	—	1,261	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(828)	5	(29)	2	(50)	—	(907)	7
Limit management and final repayments	(1,358)	—	(33)	—	(12)	—	(1,403)	—
As at 31 December 2023	3,446	5	116	2	29	—	3,591	7

Corporate loans
As at 1 January 2023	205,220	193	23,873	230	812	22	229,905	445
Net transfers between stages	2,371	22	(2,366)	(22)	(5)	—	—	—
Business activity in the year	54,918	27	2,270	43	39	2	57,227	72
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	3,567	(102)	67	20	227	23	3,861	(59)
Limit management and final repayments	(53,662)	(26)	(3,809)	(46)	(271)	(5)	(57,742)	(77)
As at 31 December 2023	212,414	114	20,035	225	802	42	233,251	381
Note
aLoan commitments reported within Retail credit cards and Retail other also include financial assets classified as held for sale.
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	59

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2022	9,760	8	653	35	958	343	11,371	386
Transfers from Stage 1 to Stage 2	(179)	—	179	—	—	—	—	—
Transfers from Stage 2 to Stage 1	393	16	(393)	(16)	—	—	—	—
Transfers to Stage 3	(192)	—	(39)	(4)	231	4	—	—
Transfers from Stage 3	18	1	33	3	(51)	(4)	—	—
Business activity in the year	1,887	5	—	—	—	—	1,887	5
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	(131)	(17)	(7)	8	8	39	(130)	30
Final repayments	(1,098)	(1)	(64)	(1)	(145)	(3)	(1,307)	(5)
Disposals	—	—	—	—	—	—	—	—
Write-offs	—	—	—	—	(23)	(23)	(23)	(23)
As at 31 December 2022	10,458	12	362	25	978	356	11,798	393

Retail credit cards
As at 1 January 2022	16,353	551	2,174	753	1,033	745	19,560	2,049
Transfers from Stage 1 to Stage 2	(1,565)	(35)	1,565	35	—	—	—	—
Transfers from Stage 2 to Stage 1	896	207	(896)	(207)	—	—	—	—
Transfers to Stage 3	(286)	(13)	(327)	(157)	613	170	—	—
Transfers from Stage 3	13	8	7	4	(20)	(12)	—	—
Business activity in the year	4,626	112	260	102	117	94	5,003	308
Refinements to models used for calculation[a]	—	39	—	182	—	96	—	317
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	2,876	(520)	1,142	436	51	375	4,069	291
Final repayments	(85)	(14)	(16)	(10)	(4)	(3)	(105)	(27)
Disposals[b]	(159)	(4)	(29)	(11)	(29)	(15)	(217)	(30)
Write-offs	—	—	—	—	(632)	(632)	(632)	(632)
As at 31 December 2022	22,669	331	3,880	1,127	1,129	818	27,678	2,276

Retail other
As at 1 January 2022	6,885	34	533	17	429	155	7,847	206
Transfers from Stage 1 to Stage 2	(365)	(2)	365	2	—	—	—	—
Transfers from Stage 2 to Stage 1	130	6	(130)	(6)	—	—	—	—
Transfers to Stage 3	(161)	(1)	(67)	(5)	228	6	—	—
Transfers from Stage 3	38	3	1	1	(39)	(4)	—	—
Business activity in the year	2,953	19	49	7	8	6	3,010	32
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	234	(16)	(9)	14	81	46	306	44
Final repayments	(2,799)	(5)	(218)	(1)	(146)	(8)	(3,163)	(14)
Disposals[b]	—	—	—	—	(19)	(11)	(19)	(11)
Write-offs	—	—	—	—	(19)	(19)	(19)	(19)
As at 31 December 2022	6,915	38	524	29	523	171	7,962	238
Notes
aRefinements to models used for calculation within Retail credit cards include a £317m movement in US Cards. These reflect model enhancements made during the year. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.
bThe £217m of disposals reported within Retail credit cards and £19m of disposals reported within Retail other relate to debt sales undertaken during the year.
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	60

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Corporate loans
As at 1 January 2022	76,947	197	12,628	208	896	440	90,471	845
Transfers from Stage 1 to Stage 2	(1,964)	(8)	1,964	8	—	—	—	—
Transfers from Stage 2 to Stage 1	4,593	49	(4,593)	(49)	—	—	—	—
Transfers to Stage 3	(263)	(1)	(217)	(9)	480	10	—	—
Transfers from Stage 3	55	6	29	1	(84)	(7)	—	—
Business activity in the year	25,938	59	2,507	73	10	7	28,455	139
Refinements to models used for calculation[a]	—	6	—	(19)	—	—	—	(13)
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	18,918	27	1,689	104	82	236	20,689	367
Final repayments	(24,103)	(31)	(3,492)	(42)	(92)	(43)	(27,687)	(116)
Disposals[b]	—	—	(31)	—	(49)	(47)	(80)	(47)
Write-offs	—	—	—	—	(303)	(303)	(303)	(303)
As at 31 December 2022	100,121	304	10,484	275	940	293	111,545	872

Reconciliation of ECL movement to credit impairment (release)/charge for the period	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Retail mortgages	4	(10)	36	30
Retail credit cards	(216)	385	720	889
Retail other	4	12	46	62
Corporate loans	107	67	203	377
ECL movement excluding disposals and write-offs[c]	(101)	454	1,005	1,358
ECL movement on loan commitments and financial guarantees	31	1	1	33
ECL movement on other financial assets	3	8	37	48
ECL movement on debt securities at amortised cost	2	27	(1)	28
Recoveries and reimbursements[d]	(121)	(61)	(46)	(228)
Total exchange and other adjustments				(306)
Total credit impairment charge for the year				933
Notes
aRefinements to models used for calculation reported within Corporate loans include a £13m movement in Corporate and Investment Bank. These reflect model enhancements made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.
bThe £80m of disposals reported within Corporate loans relate to debt sales undertaken during the year.
cIn 2022, gross write-offs amounted to £977m and post write-off recoveries amounted to £33m. Net write-offs represent gross write-offs less post write-off recoveries and amounted to £944m.
dRecoveries and reimbursements include £195m of reimbursements expected to be received under the arrangements where Barclays Bank Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts of £33m.
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	61

Loan commitments and financial guarantees (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2022	53	—	—	—	1	—	54	—
Net transfers between stages	(5)	—	1	—	4	—	—	—
Business activity in the year	26	—	—	—	—	—	26	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	4	—	—	—	—	—	4	—
Limit management and final repayments	(17)	—	—	—	—	—	(17)	—
As at 31 December 2022	61	—	1	—	5	—	67	—

Retail credit cards
As at 1 January 2022	71,074	29	2,683	28	10	1	73,767	58
Net transfers between stages	(1,169)	24	1,166	(24)	3	—	—	—
Business activity in the year	34,269	22	334	25	1	—	34,604	47
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	11,076	(28)	(1,866)	34	(6)	—	9,204	6
Limit management and final repayments	(5,959)	(6)	(344)	(18)	(1)	—	(6,304)	(24)
As at 31 December 2022	109,291	41	1,973	45	7	1	111,271	87

Retail other
As at 1 January 2022	3,725	—	47	—	1	—	3,773	—
Net transfers between stages	(130)	—	67	—	63	—	—	—
Business activity in the year	1,742	—	1	—	—	—	1,743	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(44)	—	(27)	—	4	—	(67)	—
Limit management and final repayments	(796)	—	(9)	—	(4)	—	(809)	—
As at 31 December 2022	4,497	—	79	—	64	—	4,640	—

Corporate loans
As at 1 January 2022	181,862	174	28,901	246	1,038	21	211,801	441
Net transfers between stages	5,981	66	(5,978)	(64)	(3)	(2)	—	—
Business activity in the year	44,053	30	4,273	54	26	2	48,352	86
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	27,630	(48)	6,233	60	73	5	33,936	17
Limit management and final repayments	(54,306)	(29)	(9,556)	(66)	(322)	(4)	(64,184)	(99)
As at 31 December 2022	205,220	193	23,873	230	812	22	229,905	445

Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	62
Stage 2 decomposition
Stage 2 exposures are predominantly identified using quantitative tests where the lifetime probability of default (PD) has deteriorated more than a pre-
determined amount since origination during the year. This is augmented by inclusion of accounts meeting the designated high risk criteria (including watchlist) for the portfolio under the qualitative test.
A small number of other accounts (2% of impairment allowance and 2% of gross exposure) are included in Stage 2. These accounts are not otherwise identified by the quantitative or qualitative tests but are more than 30 days past due. The percentage triggered by these backstop criteria is a measure of the effectiveness of the Stage 2 criteria in identifying deterioration prior to delinquency. These balances include items in Corporate and Investment Bank for reasons such as outstanding interest and fees rather than principal balances.

Loans and advances at amortised cost[a]
	Gross Exposure				Impairment Allowance
Barclays Bank Group	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2
As at 31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	303	53	33	389	24	2	2	28
Retail credit cards[b]	2,399	1,020	31	3,450	750	367	21	1,138
Retail other[b]	8	308	53	369	1	1	—	2
Corporate loans	6,765	2,051	151	8,967	240	65	4	309
Total Stage 2	9,475	3,432	268	13,175	1,015	435	27	1,477

Loans and advances at amortised cost[a]
	Gross Exposure				Impairment Allowance
Barclays Bank Group	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2
As at 31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	225	73	64	362	20	2	3	25
Retail credit cards	2,999	848	33	3,880	801	304	22	1,127
Retail other	233	227	64	524	26	2	1	29
Corporate loans	8,128	2,216	140	10,484	194	79	2	275
Total Stage 2	11,585	3,364	301	15,250	1,041	387	28	1,456
Notes
aWhere balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and impairment allowance has been assigned in order of categories presented.
bExposures reported within Retail credit cards and Retail other exclude the German Consumer Finance business which has now been classified as assets held for sale.
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	63
Stage 3 decomposition
Stage 3 is comprised of exposures that are considered to be credit impaired. An asset is considered credit impaired when one or more events occur that have a detrimental impact on the estimated future cash flows of the financial asset. This comprises assets defined as defaulted and other individually assessed exposures where imminent default or actual loss is identified.

Loans and advances at amortised cost
	Gross Exposure			Impairment Allowance
Barclays Bank Group	Exposures not charged-off	Exposures individually assessed or in recovery book	Total Stage 3	Exposures not charged-off	Exposures individually assessed or in recovery book	Total Stage 3
As at 31 December 2023	£m	£m	£m	£m	£m	£m
Retail mortgages	221	495	716	28	293	321
Retail credit cards[a]	617	905	1,522	413	813	1,226
Retail other[a]	125	183	308	2	33	35
Corporate loans	150	1,085	1,235	25	323	348
Total Stage 3	1,113	2,668	3,781	468	1,462	1,930

Loans and advances at amortised cost
	Gross Exposure			Impairment Allowance
Barclays Bank Group	Exposures not charged-off	Exposures individually assessed or in recovery book	Total Stage 3	Exposures not charged-off	Exposures individually assessed or in recovery book	Total Stage 3
As at 31 December 2022	£m	£m	£m	£m	£m	£m
Retail mortgages	280	698	978	24	332	356
Retail credit cards	551	578	1,129	359	459	818
Retail other	182	341	523	47	124	171
Corporate loans	122	818	940	16	277	293
Total Stage 3	1,135	2,435	3,570	446	1,192	1,638
Note
aExposures reported within Retail credit cards and Retail other exclude the German Consumer Finance business which has now been classified as assets held for sale.
Management adjustments to models for impairment (audited)
Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.
Management adjustments are captured through “Economic uncertainty” and “Other” adjustments, and are presented by product below:

Management adjustments to models for impairment allowance presented by product (audited)[a]
Barclays Bank Group	Impairment allowance pre management adjustments[b]	Economic uncertainty adjustments (a)	Other adjustments (b)	Management adjustments (a+b)	Total impairment allowance[c]	Proportion of Management adjustments to total impairment allowance
As at 31 December 2023	£m	£m	£m	£m	£m	%
Retail mortgages	363	—	(3)	(3)	360	(0.8)
Retail credit cards	2,852	—	9	9	2,861	0.3
Retail other	62	—	(10)	(10)	52	(19.2)
Corporate loans	1,231	16	(30)	(14)	1,217	(1.2)
Total	4,508	16	(34)	(18)	4,490	(0.4)
Debt securities at amortised cost	24	—	—	—	24	—
Total including debt securities at amortised cost	4,532	16	(34)	(18)	4,514	(0.4)
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	64

As at 31 December 2022	£m	£m	£m	£m	£m	%
Retail mortgages	393	—	—	—	393	—
Retail credit cards	2,309	—	54	54	2,363	2.3
Retail other	217	2	19	21	238	8.8
Corporate loans	1,414	95	(192)	(97)	1,317	(7.4)
Total	4,333	97	(119)	(22)	4,311	(0.5)
Debt securities at amortised cost	41	—	—	—	41	—
Total including debt securities at amortised cost	4,374	97	(119)	(22)	4,352	(0.5)

Economic uncertainty adjustments presented by stage (audited)
Barclays Bank Group	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2023	£m	£m	£m	£m
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	4	12	—	16
Total	4	12	—	16

As at 31 December 2022	£m	£m	£m	£m
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	2	—	2
Corporate loans	97	(2)	—	95
Total	97	—	—	97
Notes
aPositive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
bIncludes £4.0bn (2022: £3.6bn) of modelled ECL, £0.3bn (2022: £0.3bn) of individually assessed impairments and £0.2bn (2022: £0.4bn) ECL from non-modelled exposures and debt securities.
cTotal impairment allowance consists of ECL stock on drawn and undrawn exposures.
Economic uncertainty adjustments
Economic uncertainty adjustments are captured in two ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.
Customer and client uncertainty provisions include an adjustment of £16m in Corporate loans to provide for downside uncertainties on European
Corporates reflecting recent changes in the macroeconomic outlook.
During the year, a re-build of certain CIB impairment models and a granular credit risk assessment have resulted in retirement of high-risk sectors and model sensitivity adjustments.
Other adjustments
Other adjustments are operational in nature and are expected to remain in place until they can be reflected in the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.
Other adjustments of £(34)m (2022: £(119)m) includes:
•Retail credit cards, £9m (2022: £54m): The reduction is informed by retirement of an adjustment in US cards for high-risk account management
(HRAM) accounts following model remediation during the year.
•Retail other, £(10)m (2022: £19m): The reduction is informed by the German Consumer Finance business classified as assets held for sale.
•Corporate loans, £(30)m (2022: £(192)m): The reduction reflects retirement of previously held adjustments linked to model monitoring and ECL sensitivity to the macroeconomic variable for Federal Tax Receipts following the re-build of certain CIB impairment models.
Climate Risk ECL assessment
Barclays performed a credit risk assessment of physical and transition risk due to climate change. This was delivered through a combination of a scenario approach and targeted reviews on specific portfolios identified as more susceptible to climate risk. The analysis did not result in a separately identifiable impairment charge for year end 2023 reporting.
Scenario Approach: The climate stress test macroeconomic scenario was used in lieu of the production Downside 2 scenario to determine impact on the weighted average ECL output. The output of this analysis was not significant to warrant an additional climate-related impairment charge.
Specific Approach: The approach reviewed portfolios previously identified from both internal and external stress tests as more susceptible to climate risks. In particular, within the Wholesale portfolio, certain elevated risk sectors (predominantly Oil & Gas, Automotive and Power sectors) were subject to a review that considered probability of default impact at a counterparty level determined by individual susceptibility to transition climate risks. The output of this review did not provide variances in ECL deemed sufficiently certain to warrant raising an additional climate-related charge in 2023.
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	65
Barclays acknowledges that impairment could increase over time as risks become more tangible and impact consumers and clients through physical risks or via impacts from the transition to a low carbon economy. Therefore, Barclays continues to review credit risk outputs to determine if any additional physical or transition climate risks are identified that are not sufficiently captured via model output.
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	66
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
Scenarios used to calculate the Barclays Bank Group’s ECL charge were refreshed in Q423 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, whilst UK and US economies avoid a recession, GDP growth remains weak in the coming quarters and beyond as restrictive monetary policies, which impact economies with a lag, continue to restrain growth. Having peaked in 2022, consumer price inflation in key regions continues to ease over 2023 and 2024. The UK and US unemployment rates rise to 4.8% and 4.4% respectively over 2024 and then stabilise. With the significant decline in inflationary pressures, major central banks refrain from further interest rate increases. UK house prices continue to decline in 2024 before stabilising and resuming the upward trend from 2025. The housing market in the US remains more resilient, with house prices continuing to grow.
In the Downside 2 scenario, inflationary pressures are assumed to intensify again, mainly driven by strong wage growth. Central banks raise rates further, with the UK bank rate and the US federal fund rate each reaching 8.5% in Q324. High interest rates suddenly bring stress into the financial and non-financial system, causing joblessness to spike and triggering a housing markets crisis and central banks are forced cut interest rates aggressively.
Falling demand reduces UK and US GDP and headline inflation drops to close to zero. In the Upside 2 scenario, tighter and more productive labour markets help to accelerate economic growth whilst keeping inflationary pressures under control. With inflation quickly returning to target, central banks lower interest rates, further stimulating aggregate demand and GDP growth.
The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the
Baseline attracting a lower weighting before the five weights are normalised to total 100%. The same scenarios used in the estimation of expected credit losses are also used to inform the Barclays Bank Group's internal planning purposes. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices, credit cards and unsecured consumer loans are highly sensitive to unemployment. The increases in the Downside scenario weightings reflected a reduction in GDP stress severity in the Downside scenarios which brought the GDP of these scenarios closer to the Baseline. The increases in the Upside scenario weightings were driven by the improvement in actual GDP and the Baseline scenario, bringing the Baseline scenario closer to the Upside scenarios. For further details see page 70.
The economic uncertainty adjustments of £16m (2022: £97m) have been applied as overlays to the modelled ECL output. For further details see page
65.
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
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	67

Baseline	2023	2024	2025	2026	2027
As at 31 December 2023%		%	%	%	%
UK GDP[a]	0.5	0.3	1.2	1.6	1.6
UK unemployment[b]	4.2	4.7	4.7	4.8	5.0
UK HPI[c]	(3.3)	(5.1)	0.7	3.1	5.3
UK bank rate	4.7	4.9	4.1	3.8	3.5
US GDP[a]	2.4	1.3	1.7	1.9	1.9
US unemployment[d]	3.7	4.3	4.3	4.3	4.3
US HPI[e]	5.4	3.4	3.0	3.3	3.3
US federal funds rate	5.1	5.0	3.9	3.8	3.8

Downside 2
UK GDP[a]	0.5	(1.5)	(2.6)	2.4	1.6
UK unemployment[b]	4.2	5.2	7.9	6.3	5.5
UK HPI[c]	(3.3)	(19.3)	(16.8)	14.5	12.4
UK bank rate	4.7	6.6	1.3	1.0	1.0
US GDP[a]	2.4	(0.6)	(2.0)	3.1	2.0
US unemployment[d]	3.7	5.2	7.2	5.9	5.2
US HPI[e]	5.4	(6.5)	(5.7)	7.2	6.4
US federal funds rate	5.1	6.3	1.8	1.5	1.5

Downside 1
UK GDP[a]	0.5	(0.6)	(0.7)	2.0	1.6
UK unemployment[b]	4.2	4.9	6.3	5.6	5.2
UK HPI[c]	(3.3)	(12.4)	(8.3)	8.7	8.8
UK bank rate	4.7	5.8	2.7	2.5	2.3
US GDP[a]	2.4	0.3	(0.2)	2.5	1.9
US unemployment[d]	3.7	4.7	5.8	5.1	4.8
US HPI[e]	5.4	(1.7)	(1.4)	5.2	4.8
US federal funds rate	5.1	5.7	2.9	2.8	2.8

Upside 2
UK GDP[a]	0.5	2.4	3.7	2.9	2.4
UK unemployment[b]	4.2	3.9	3.5	3.6	3.6
UK HPI[c]	(3.3)	7.8	7.6	4.5	5.6
UK bank rate	4.7	4.3	2.7	2.5	2.5
US GDP[a]	2.4	2.8	3.1	2.8	2.8
US unemployment[d]	3.7	3.5	3.6	3.6	3.6
US HPI[e]	5.4	6.1	4.3	4.5	4.6
US federal funds rate	5.1	4.3	2.9	2.8	2.8

Upside 1
UK GDP[a]	0.5	1.4	2.5	2.3	2.0
UK unemployment[b]	4.2	4.3	4.1	4.2	4.3
UK HPI[c]	(3.3)	1.2	4.1	3.8	5.4
UK bank rate	4.7	4.6	3.4	3.3	3.0
US GDP[a]	2.4	2.0	2.4	2.4	2.4
US unemployment[d]	3.7	3.9	3.9	4.0	4.0
US HPI[e]	5.4	4.7	3.7	3.9	3.9
US federal funds rate	5.1	4.7	3.5	3.3	3.3

Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	68

Baseline	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	(0.8)	0.9	1.8	1.9
UK unemployment[b]	3.7	4.5	4.4	4.1	4.2
UK HPI[c]	8.4	(4.7)	(1.7)	2.2	2.2
UK bank rate	1.8	4.4	4.1	3.8	3.4
US GDP[a]	1.8	0.5	1.2	1.5	1.5
US unemployment[d]	3.7	4.3	4.7	4.7	4.7
US HPI[e]	11.2	1.8	1.5	2.3	2.4
US federal funds rate	2.1	4.8	3.6	3.1	3.0

Downside 2	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	(3.4)	(3.8)	2.0	2.3
UK unemployment[b]	3.7	6.0	8.4	8.0	7.4
UK HPI[c]	8.4	(18.3)	(18.8)	(7.7)	8.2
UK bank rate	1.8	7.3	7.9	6.6	5.5
US GDP[a]	1.8	(2.7)	(3.4)	2.0	2.6
US unemployment[d]	3.7	6.0	8.5	8.1	7.1
US HPI[e]	11.2	(3.1)	(4.0)	(1.9)	4.8
US federal funds rate	2.1	6.6	6.9	5.8	4.6

Downside 1	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	(2.1)	(1.5)	1.9	2.1
UK unemployment[b]	3.7	5.2	6.4	6.0	5.8
UK HPI[c]	8.4	(11.7)	(10.6)	(2.8)	5.2
UK bank rate	1.8	5.9	6.1	5.3	4.6
US GDP[a]	1.8	(1.1)	(1.1)	1.7	2.1
US unemployment[d]	3.7	5.1	6.6	6.4	5.9
US HPI[e]	11.2	(0.7)	(1.3)	0.2	3.6
US federal funds rate	2.1	5.8	5.4	4.4	3.9

Upside 2	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	2.8	3.7	2.9	2.4
UK unemployment[b]	3.7	3.5	3.4	3.4	3.4
UK HPI[c]	8.4	8.7	7.5	4.4	4.2
UK bank rate	1.8	3.1	2.6	2.5	2.5
US GDP[a]	1.8	3.3	3.5	2.8	2.8
US unemployment[d]	3.7	3.3	3.3	3.3	3.3
US HPI[e]	11.2	5.8	5.1	4.5	4.5
US federal funds rate	2.1	3.6	2.9	2.8	2.8

Upside 1	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	1.0	2.3	2.4	2.1
UK unemployment[b]	3.7	4.0	3.9	3.8	3.8
UK HPI[c]	8.4	1.8	2.9	3.3	3.2
UK bank rate	1.8	3.5	3.3	3.0	2.8
US GDP[a]	1.8	1.9	2.3	2.2	2.2
US unemployment[d]	3.7	3.8	4.0	4.0	4.0
US HPI[e]	11.2	3.8	3.3	3.4	3.4
US federal funds rate	2.1	3.9	3.4	3.0	3.0
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	69
Notes
aAverage Real GDP seasonally adjusted change in year.
bAverage UK unemployment rate 16-year+.
cChange in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
dAverage US civilian unemployment rate 16-year+.
eChange in year end US HPI = FHFA house price index, relative to prior year end.

Scenario probability weighting (audited)[a]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2023
Scenario probability weighting	13.8	24.7	32.4	18.3	10.8
As at 31 December 2022
Scenario probability weighting	10.9	23.1	39.4	17.6	9.0
Note
aFor further details on changes to scenario weights see page 67.
Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest points relative to the start point in the 20 quarter period.

Macroeconomic variables used in the calculation of ECL (specific bases) (audited)[a]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2023
UK GDP[b]	13.4	9.6	1.1	(1.3)	(4.1)
UK unemployment[c]	3.5	3.9	4.7	6.5	8.3
UK HPI[d]	23.8	11.5	0.1	(22.5)	(35.0)
UK bank rate[c]	2.5	3.0	4.2	6.8	8.5
US GDP[b]	15.1	12.3	1.8	0.6	(1.7)
US unemployment[c]	3.4	3.5	4.2	5.9	7.5
US HPI[d]	27.4	23.5	3.7	0.4	(7.6)
US federal funds rate[c]	2.8	3.3	4.3	6.8	8.5
As at 31 December 2022
UK GDP[b]	13.9	9.4	1.4	(3.2)	(6.8)
UK unemployment[c]	3.4	3.6	4.2	6.6	8.5
UK HPI[d]	37.8	21.0	1.2	(17.9)	(35.0)
UK bank rate[c]	0.5	0.5	3.5	6.3	8.0
US GDP[b]	14.1	9.6	1.3	(2.5)	(6.3)
US unemployment[c]	3.3	3.6	4.4	6.7	8.6
US HPI[d]	35.0	27.5	3.8	3.7	0.2
US federal funds rate[c]	0.1	0.1	3.3	6.0	7.0
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	70
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly
CAGRs respectively.

Macroeconomic variables used in the calculation of ECL (5 year averages) (audited)[a]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2023
UK GDP[e]	2.4	1.7	1.1	0.6	0.1
UK unemployment[f]	3.7	4.2	4.7	5.2	5.8
UK HPI[g]	4.4	2.2	0.1	(1.7)	(3.5)
UK bank rate[f]	3.3	3.8	4.2	3.6	2.9
US GDP[e]	2.8	2.3	1.8	1.4	0.9
US unemployment[f]	3.6	3.9	4.2	4.8	5.4
US HPI[g]	5.0	4.3	3.7	2.4	1.2
US federal funds rate[f]	3.6	4.0	4.3	3.9	3.2
As at 31 December 2022
UK GDP[e]	3.0	2.2	1.4	0.7	0.0
UK unemployment[f]	3.5	3.8	4.2	5.4	6.7
UK HPI[g]	6.6	3.9	1.2	(2.6)	(6.4)
UK bank rate[f]	2.5	2.9	3.5	4.7	5.8
US GDP[e]	2.9	2.1	1.3	0.7	0.0
US unemployment[f]	3.4	3.9	4.4	5.5	6.7
US HPI[g]	6.2	5.0	3.8	2.5	1.2
US federal funds rate[f]	2.8	3.1	3.3	4.3	5.2
Notes
aUK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP
growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index. 20 quarter period starts from Q123 (2022:
Q122).
bMaximum growth relative to Q422 (2022: Q421), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline; minimum growth relative to
Q422 (2022: Q421), based on 20 quarter period in Downside scenarios.
cLowest quarter in Upside scenarios; 5-year average in Baseline; highest quarter in Downside scenarios. Period based on 20 quarters from Q123 (2022: Q122).
dMaximum growth relative to Q422 (2022: Q421), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to
Q422 (2022: Q421), based on 20 quarter period in Downside scenarios.
e5-year yearly average CAGR, starting 2023 (2022: 2021).
f5-year average. Period based on 20 quarters from Q123 (2022: Q122).
g5-year quarter end CAGR, starting Q422 (2022: Q421).
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	71
The graphs below plot the historical data for GDP growth rate and unemployment rate in the UK and US as well as the forecasted data under each of the five scenarios.

UK GDP (%)

US GDP (%)

UK unemployment (%)

10.0
8.0
6.0
4.0
2.0
0.0
2021
2023
2025
2027
2029
2031
2033
U2
U1
BL
D1
D2

US unemployment (%)
GDP growth based on year on year growth each quarter (Q/(Q-4))
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	72
ECL under 100% weighted scenarios for modelled portfolios (audited)
The table below shows the Expected Credit Loss (ECL) assuming scenarios have been 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios.
Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures.

Barclays Bank Group (audited)	Scenarios
As at 31 December 2023	Weighted[a]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Retail mortgages	2,858	2,891	2,877	2,856	2,828	2,785
Retail credit cards[b]	49,088	49,021	49,041	49,059	49,161	49,241
Retail other[b]	—	—	—	—	—	—
Corporate loans	157,168	159,242	158,560	157,681	155,431	152,198
Stage 1 Model ECL (£m)
Retail mortgages	4	4	4	4	5	5
Retail credit cards[b]	446	423	435	447	460	474
Retail other[b]	—	—	—	—	—	—
Corporate loans	241	211	223	238	260	276
Stage 1 Coverage (%)
Retail mortgages	0.1	0.1	0.1	0.1	0.2	0.2
Retail credit cards	0.9	0.9	0.9	0.9	0.9	1.0
Retail other	—	—	—	—	—	—
Corporate loans	0.2	0.1	0.1	0.2	0.2	0.2
Stage 2 Model exposure (£m)
Retail mortgages	357	324	338	359	387	430
Retail credit cards[b]	4,624	4,535	4,577	4,621	4,679	4,758
Retail other[b]	—	—	—	—	—	—
Corporate loans	19,630	17,386	18,125	19,126	21,485	24,859
Stage 2 Model ECL (£m)
Retail mortgages	30	22	25	29	36	42
Retail credit cards[b]	1,191	1,113	1,150	1,189	1,243	1,307
Retail other[b]	—	—	—	—	—	—
Corporate loans	516	390	435	488	617	833
Stage 2 Coverage (%)
Retail mortgages	8.4	6.8	7.4	8.1	9.3	9.8
Retail credit cards	25.8	24.5	25.1	25.7	26.6	27.5
Retail other	—	—	—	—	—	—
Corporate loans	2.6	2.2	2.4	2.6	2.9	3.4
Stage 3 Model exposure (£m)[c]
Retail mortgages	558	558	558	558	558	558
Retail credit cards[b]	1,596	1,596	1,596	1,596	1,596	1,596
Retail other[b]	—	—	—	—	—	—
Corporate loans	45	45	45	45	45	45
Stage 3 Model ECL (£m)
Retail mortgages	312	302	306	311	319	327
Retail credit cards[b]	1,229	1,194	1,211	1,227	1,254	1,276
Retail other[b]	—	—	—	—	—	—
Corporate loans[d]	29	29	29	29	29	29
Stage 3 Coverage (%)
Retail mortgages	55.9	54.1	54.8	55.7	57.2	58.6
Retail credit cards	77.0	74.8	75.9	76.9	78.6	79.9
Retail other	—	—	—	—	—	—
Corporate loans[d]	64.4	64.4	64.4	64.4	64.4	64.4
Total Model ECL (£m)
Retail mortgages	346	328	335	344	360	374
Retail credit cards[b]	2,866	2,730	2,796	2,863	2,957	3,057
Retail other[b]	—	—	—	—	—	—
Corporate loans[d]	786	630	687	755	906	1,138
Total Model ECL	3,998	3,688	3,818	3,962	4,223	4,569
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	73

Reconciliation to total ECL	£m
Total weighted model ECL	3,998
ECL from individually assessed exposures[d]	289
ECL from non-modelled exposures and others	221
ECL from debt securities at amortised cost	24
ECL from post model management adjustments[e]	(18)
Of which: ECL from economic uncertainty adjustments	16
Total ECL	4,514
Notes
aModel exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for Barclays reported impairment allowance. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
bModel exposures and ECL reported within Retail credit cards and Retail other exclude the German Consumer Finance business which has now been classified as assets held for sale.
cModel exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31st December
2023 and not on macroeconomic scenario.
dMaterial corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £289m is reported as an individually assessed impairment in the reconciliation table.
ePost Model Adjustments include negative adjustments reflecting operational post model adjustments.
The use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 0.9%.
Retail mortgages: Total weighted ECL of £346m represents a 0.6% increase over the Baseline ECL (£344m) reflecting stress on customer affordability.
Retail credit cards: Total weighted ECL of £2,866m is aligned to the Baseline ECL (£2,863m). Total ECL increases to £3,057m under the Downside 2 scenario, driven by an increase in US unemployment rate.
Corporate loans: Total weighted ECL of £786m represents a 4.1% increase over the Baseline ECL (£755m) reflecting the range of economic scenarios used, with exposures in the Investment Bank being particularly sensitive to the Downside 2 scenario.
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	74

Barclays Bank Group (audited)	Scenarios
As at 31 December 2022	Weighted[a]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Retail mortgages	3,622	3,652	3,642	3,627	3,593	3,557
Retail credit cards	50,916	50,855	50,814	50,798	50,935	51,021
Retail other	2,256	2,220	2,211	2,200	2,226	2,269
Corporate loans	136,432	140,372	139,516	138,288	133,076	122,794
Stage 1 Model ECL (£m)
Retail mortgages	3	3	3	3	3	4
Retail credit cards	393	380	388	395	398	401
Retail other	13	10	12	13	15	17
Corporate loans	303	233	259	290	352	391
Stage 1 Coverage (%)
Retail mortgages	0.1	0.1	0.1	0.1	0.1	0.1
Retail credit cards	0.8	0.7	0.8	0.8	0.8	0.8
Retail other	0.6	0.5	0.5	0.6	0.7	0.7
Corporate loans	0.2	0.2	0.2	0.2	0.3	0.3
Stage 2 Model exposure (£m)
Retail mortgages	252	223	233	248	281	317
Retail credit cards	4,421	4,007	4,268	4,502	4,684	4,929
Retail other	201	210	230	252	242	214
Corporate loans	18,151	14,039	14,957	16,306	21,645	32,121
Stage 2 Model ECL (£m)
Retail mortgages	24	14	18	22	34	45
Retail credit cards	1,103	984	1,044	1,103	1,181	1,279
Retail other	32	24	28	32	38	41
Corporate loans	527	367	418	489	689	1,107
Stage 2 Coverage (%)
Retail mortgages	9.5	6.3	7.7	8.9	12.1	14.2
Retail credit cards	24.9	24.6	24.5	24.5	25.2	25.9
Retail other	15.9	11.4	12.2	12.7	15.7	19.2
Corporate loans	2.9	2.6	2.8	3.0	3.2	3.4
Stage 3 Model exposure (£m)[b]
Retail mortgages	583	583	583	583	583	583
Retail credit cards	1,108	1,108	1,108	1,108	1,108	1,108
Retail other	49	49	49	49	49	49
Corporate loans	37	37	37	37	37	37
Stage 3 Model ECL (£m)
Retail mortgages	319	308	313	317	328	337
Retail credit cards	839	821	830	839	851	861
Retail other	35	35	35	35	35	35
Corporate loans[c]	21	21	21	21	21	21
Stage 3 Coverage (%)
Retail mortgages	54.7	52.8	53.7	54.4	56.3	57.8
Retail credit cards	75.7	74.1	74.9	75.7	76.8	77.7
Retail other	71.4	71.4	71.4	71.4	71.4	71.4
Corporate loans[c]	56.8	56.8	56.8	56.8	56.8	56.8
Total Model ECL (£m)
Retail mortgages	346	325	334	342	365	386
Retail credit cards	2,335	2,185	2,262	2,337	2,430	2,541
Retail other	80	69	75	80	88	93
Corporate loans[c]	851	621	698	800	1,062	1,519
Total Model ECL	3,612	3,200	3,369	3,559	3,945	4,539
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	75

Reconciliation to total ECL	£m
Total weighted model ECL	3,612
ECL from individually assessed exposures[c]	316
ECL from non-modelled exposures and others	405
ECL from debt securities at amortised cost	41
ECL from post model management adjustments[d]	(22)
Of which: ECL from economic uncertainty adjustments	97
Total ECL	4,352
Notes
aModel exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
bModel exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31st December
2022 and not on macroeconomic scenario.
cMaterial corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £316m is reported as an individually assessed impairment in the reconciliation table.
dPost Model Adjustments include negative adjustments reflecting operational post model adjustments.
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	76
Analysis of the concentration of credit risk
A concentration of credit risk exists when a number of counterparties are located in a common geographical region or are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Barclays Bank Group implements limits on concentrations in order to mitigate the risk.
The table below presents an industry credit risk concentration analysis of loans and advances at amortised cost net of impairment allowance including breakdown by geographical location of the counterparty or customers. Further includes debt securities at amortised cost, off balance sheet commitments and financial guarantees and contingent liabilities at amortised cost by geography.
Further detail on the Barclays Bank Group's policies with regard to managing concentration risk is presented in the Barclays Bank PLC Pillar 3 Report
2023 (unaudited).
Credit risk concentration by Industry and Geography (audited)

Loans and advances at amortised cost net of impairment allowance
Industry	Geography
	United Kingdom	Americas	Europe	Others	Total
Barclays Bank Group
As at 31 December 2023	£m	£m	£m	£m	£m
Agriculture, Food and Forest Products	79	—	—	5	84
Mining and Quarrying	484	843	260	121	1,708
Manufacturing	3,693	1,279	826	416	6,214
Government and central bank	1,265	—	5	30	1,300
Banks	955	3,605	1,496	1,889	7,945
Energy and water	2,123	487	879	180	3,669
Materials and Building	10,111	2,620	446	113	13,290
Wholesale and retail distribution and leisure	5,097	1,061	481	452	7,091
Transport and storage	522	536	182	118	1,358
Home Loans	3,208	96	3,869	829	8,002
Business and other services	12,059	5,491	3,164	1,022	21,736
Other Financial Institutions	11,326	25,588	6,481	2,532	45,927
Cards, unsecured loans and other personal lending	911	24,855	1,382	729	27,877
Total loans and advances at amortised cost	51,833	66,461	19,471	8,436	146,201
Debt securities at amortised cost	17,599	9,910	9,980	1,557	39,046
Total loans and advances at amortised cost including debt	69,432	76,371	29,451	9,993	185,247
Contingent liabilities	7,156	10,263	5,919	2,225	25,563
Loan commitments	45,475	227,606	41,571	8,080	322,732
Total off-balance sheet[a]	52,631	237,869	47,490	10,305	348,295

As at 31 December 2022
Agriculture, Food and Forest Products	89	—	—	—	89
Mining and Quarrying	571	757	152	42	1,522
Manufacturing	4,250	1,683	803	610	7,346
Government and central bank	1,306	—	16	434	1,756
Banks	852	3,406	1,455	2,234	7,947
Energy and water	1,748	751	1,278	196	3,973
Materials and Building	10,201	2,258	436	170	13,065
Wholesale and retail distribution and leisure	5,742	1,176	678	568	8,164
Transport and storage	627	598	186	340	1,751
Home Loans	3,421	580	6,493	911	11,405
Business and other services	11,099	6,015	1,645	1,469	20,228
Other Financial Institutions	12,488	22,875	6,046	2,066	43,475
Cards, unsecured loans and other personal lending	3,048	24,853	5,745	837	34,483
Total loans and advances at amortised cost	55,442	64,952	24,933	9,877	155,204
Debt securities at amortised cost	11,829	7,681	6,599	1,194	27,303
Total loans and advances at amortised cost including debt	67,271	72,633	31,532	11,071	182,507
Contingent liabilities	7,530	9,987	4,699	2,161	24,377
Loan commitments	44,636	229,704	40,172	6,994	321,506
Total off-balance sheet[a]	52,166	239,691	44,871	9,155	345,883
Note
aThe off-balance sheet contingent liabilities and loan commitments excludes the fair value balance of £16,469m in 2023 (2022: £14,894m).
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	77
Approach to management and representation of credit quality
Asset credit quality
The credit quality distribution is based on the IFRS 9 12 month probability of default (PD) at the reporting date to ensure comparability with other ECL disclosures in Expected Credit Losses section on pages 55 to 76. The Barclays Bank Group uses the following internal measures to determine credit quality for loans:

PD Range %	Internal DG Band	Default Probability			Credit Quality description	Moody’s	Standard and Poor’s
		>Min	Mid	<=Max
0.00 to < 0.15	1	0.00%	0.01%	0.02%	Strong	Aaa, Aa1, Aa2	AAA, AA+, AA
	2	0.02%	0.03%	0.03%		Aa3	AA-
	3	0.03%	0.04%	0.05%		A1, A2, A3	A+
	4	0.05%	0.08%	0.10%		A1, A2, A3	A, A-
	5	0.10%	0.13%	0.15%		Baa1	BBB+
0.15 to < 0.25	6	0.15%	0.18%	0.20%	Strong	Baa2	BBB
	7	0.20%	0.23%	0.25%		Baa2	BBB
0.25 to < 0.50	8	0.25%	0.28%	0.30%	Strong	Baa3	BBB-
	9	0.30%	0.35%	0.40%		Baa3	BBB-
	10	0.40%	0.45%	0.50%		Ba1	BB+
0.50 to < 0.75	11	0.50%	0.55%	0.60%	Strong	Ba1	BB+
	12	0.60%	0.68%	0.75%	Satisfactory	Ba1, Ba2	BB, BB-
0.75 to < 2.50	12	0.75%	0.98%	1.20%	Satisfactory	Ba1, Ba2, Ba3	BB, BB-
	13	1.20%	1.38%	1.55%		Ba3	BB-
	14	1.55%	1.85%	2.15%		Ba3	B+
	15	2.15%	2.33%	2.50%		B1	B+
2.50 to < 10.00	15	2.50%	2.78%	3.05%	Satisfactory	B1	B+
	16	3.05%	3.75%	4.45%		B2	B+
	17	4.45%	5.40%	6.35%		B3, Caa1	B
	18	6.35%	7.50%	8.65%		B3, Caa1	B-
	19	8.65%	9.32%	10.00%		B3, Caa1	B-
10.00 to < 100.00	19	10.00%	10.67%	11.35%	Satisfactory	B3, Caa1	B-
	20	11.35%	15.00%	18.65%	Higher Risk	Caa2	CCC+
	21	18.65%	30.00%	99.99%	Higher Risk	Caa3, Ca, C	CCC, CCC-, CC+ ,CC, C
100.00 (Default)	22	100%	100%	100%	Credit Impaired	D	D
For retail clients, a range of analytical tools are used to derive the probability of default of clients at inception and on an ongoing basis. These credit quality descriptions can be summarised as follows:
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
Overview
As at 31 December 2023, the ratio of the Barclays Bank Group’s on-balance sheet assets classified as strong (0.0 < 0.60%) at 87% (2022: 86%) of total assets exposed to credit risk.
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	78

Balance sheet credit quality (audited)
Barclays Bank Group	PD Range	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total
As at 31 December 2023		£m	£m	£m	£m	%	%	%	%
Cash and balances at central banks		189,686	—	—	189,686	100	—	—	100
Cash collateral and settlement balances		93,911	9,789	8	103,708	91	9	—	100
Loans and advances at amortised cost
Retail mortgages		5,444	2,115	443	8,002	68	26	6	100
Retail credit cards		7,077	16,355	1,079	24,511	29	67	4	100
Retail other		2,687	403	276	3,366	80	12	8	100
Corporate loans		86,530	21,338	2,454	110,322	79	19	2	100
Total loans and advances at amortised cost		101,738	40,211	4,252	146,201	69	28	3	100
Debt securities at amortised cost		38,892	153	1	39,046	100	—	—	100
Reverse repurchase agreements and other similar secured lending		933	170	—	1,103	85	15	—	100
Trading portfolio assets:
Debt securities		65,430	9,642	387	75,459	86	13	1	100
Traded loans		4,006	5,893	2,754	12,653	32	46	22	100
Total trading portfolio assets		69,436	15,535	3,141	88,112	78	18	4	100
Financial assets at fair value through the income statement:
Loans and advances		29,436	16,830	275	46,541	63	36	1	100
Debt securities		1,412	1,091	42	2,545	55	43	2	100
Reverse repurchase agreements		112,799	35,988	344	149,131	76	24	—	100
Other financial assets		59	22	—	81	73	27	—	100
Total financial assets at fair value through the income statement		143,706	53,931	661	198,298	73	27	—	100
Derivative financial instruments		244,361	11,616	134	256,111	95	5	—	100
Financial assets at fair value through other comprehensive income		50,966	455	—	51,421	99	1	—	100
Other assets		2,011	54	3	2,068	97	3	—	100
Assets held for sale		1,110	2,618	127	3,855	29	68	3	100
Total on-balance sheet		936,750	134,532	8,327	1,079,609	87	12	1	100

As at 31 December 2022
Cash and balances at central banks		202,142	—	—	202,142	100	—	—	100
Cash collateral and settlement balances		96,688	10,886	288	107,862	90	10	—	100
Loans and advances at amortised cost
Retail mortgages		10,096	636	673	11,405	88	6	6	100
Retail credit cards		9,290	14,903	1,209	25,402	36	59	5	100
Retail other		5,703	1,639	382	7,724	74	21	5	100
Corporate loans		81,535	26,809	2,329	110,673	74	24	2	100
Total loans and advances at amortised cost		106,624	43,987	4,593	155,204	69	28	3	100
Debt securities at amortised cost		27,115	186	2	27,303	99	1	—	100
Reverse repurchase agreements and other similar secured lending		725	—	—	725	100	—	—	100
Trading portfolio assets:
Debt securities		50,208	4,891	331	55,430	90	9	1	100
Traded loans		3,214	8,273	1,711	13,198	24	63	13	100
Total trading portfolio assets		53,422	13,164	2,042	68,628	78	19	3	100
Financial assets at fair value through the income statement:
Loans and advances		13,508	24,573	109	38,190	36	64	—	100
Debt securities		2,097	1,055	65	3,217	65	33	2	100
Reverse repurchase agreements		124,811	38,339	1,548	164,698	76	23	1	100
Other financial assets		68	21	—	89	76	24	—	100
Total financial assets at fair value through the income statement		140,484	63,988	1,722	206,194	68	31	1	100
Derivative financial instruments		285,087	17,606	283	302,976	94	6	—	100
Financial assets at fair value through other comprehensive income		45,081	3	—	45,084	100	—	—	100
Other assets		1,455	47	—	1,502	97	3	—	100
Assets held for sale		—	—	—	—	—	—	—	—
Total on-balance sheet		958,823	149,867	8,930	1,117,620	86	13	1	100
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	79
Credit exposures by internal PD grade
The below tables represent credit risk profiles by PD grade for loans and advances at amortised cost, contingent liabilities and loan commitments.
Stage 1 higher risk assets, presented gross of associated collateral held, are of weaker credit quality but have not significantly deteriorated since origination.
IFRS 9 Stage 1 and Stage 2 classification is not dependent solely on the absolute probability of default but on elements that determine a Significant
Increase in Credit Risk, including relative movement in probability of default since initial recognition. There is therefore no direct relationship between credit quality and IFRS 9 stage classification.

Credit risk profile by internal PD grade for retail mortgages (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	1	—	—	1	—	—	—	—	1	—
4-5	0.05 to <0.15%	Strong	3	—	—	3	—	—	—	—	3	—
6-8	0.15 to <0.30%	Strong	55	—	—	55	—	—	—	—	55	—
9-11	0.30 to <0.60%	Strong	5,392	—	—	5,392	7	—	—	7	5,385	0.1
12-14	0.60 to <2.15%	Satisfactory	1,803	78	—	1,881	4	—	—	4	1,877	0.2
15-19	2.15 to <11.35%	Satisfactory	3	252	—	255	—	17	—	17	238	6.7
20-21	11.35 to <100%	Higher Risk	—	59	—	59	—	11	—	11	48	18.6
22	100%	Credit Impaired	—	—	716	716	—	—	321	321	395	44.8
Total			7,257	389	716	8,362	11	28	321	360	8,002	4.3

Credit risk profile by internal PD grade for retail credit cards[d] (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	10	—	—	10	—	—	—	—	10	—
4-5	0.05 to <0.15%	Strong	488	—	—	488	1	—	—	1	487	0.2
6-8	0.15 to <0.30%	Strong	2,394	2	—	2,396	7	—	—	7	2,389	0.3
9-11	0.30 to <0.60%	Strong	4,210	3	—	4,213	22	—	—	22	4,191	0.5
12-14	0.60 to <2.15%	Satisfactory	8,360	125	—	8,485	109	12	—	121	8,364	1.4
15-19	2.15 to <11.35%	Satisfactory	6,699	2,051	—	8,750	254	505	—	759	7,991	8.7
20-21	11.35 to <100%	Higher Risk	154	1,269	—	1,423	19	621	—	640	783	45.0
22	100%	Credit Impaired	—	—	1,522	1,522	—	—	1,226	1,226	296	80.6
Total			22,315	3,450	1,522	27,287	412	1,138	1,226	2,776	24,511	10.2

Credit risk profile by internal PD grade for retail other[d] (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	3	—	—	3	—	—	—	—	3	—
6-8	0.15 to <0.30%	Strong	8	—	—	8	—	—	—	—	8	—
9-11	0.30 to <0.60%	Strong	2,684	—	—	2,684	8	—	—	8	2,676	0.3
12-14	0.60 to <2.15%	Satisfactory	25	1	—	26	—	—	—	—	26	0.0
15-19	2.15 to <11.35%	Satisfactory	14	364	—	378	—	1	—	1	377	0.3
20-21	11.35 to <100%	Higher Risk	—	4	—	4	—	1	—	1	3	25.0
22	100%	Credit Impaired	—	—	308	308	—	—	35	35	273	11.4
Total			2,734	369	308	3,411	8	2	35	45	3,366	1.3
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	80

Credit risk profile by internal PD grade for corporate loans (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	37,180	143	4	37,327	—	—	2	2	37,325	—
4-5	0.05 to <0.15%	Strong	21,498	92	—	21,590	12	—	—	12	21,578	0.1
6-8	0.15 to <0.30%	Strong	10,447	318	—	10,765	8	2	—	10	10,755	0.1
9-11	0.30 to <0.60%	Strong	16,579	327	—	16,906	31	3	—	34	16,872	0.2
12-14	0.60 to <2.15%	Satisfactory	12,129	3,412	—	15,541	55	28	—	83	15,458	0.5
15-19	2.15 to <11.35%	Satisfactory	3,029	3,034	—	6,063	64	119	—	183	5,880	3.0
20-21	11.35 to <100%	Higher Risk	94	1,641	—	1,735	9	157	—	166	1,569	9.6
22	100%	Credit Impaired	—	—	1,231	1,231	—	—	346	346	885	28.1
Total			100,956	8,967	1,235	111,158	179	309	348	836	110,322	0.8

Credit risk profile by internal PD grade for Loans and Advances at amortised cost[d] (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	37,191	143	4	37,338	—	—	2	2	37,336	—
4-5	0.05 to <0.15%	Strong	21,992	92	—	22,084	13	—	—	13	22,071	0.1
6-8	0.15 to <0.30%	Strong	12,904	320	—	13,224	15	2	—	17	13,207	0.1
9-11	0.30 to <0.60%	Strong	28,865	330	—	29,195	68	3	—	71	29,124	0.2
12-14	0.60 to <2.15%	Satisfactory	22,317	3,616	—	25,933	168	40	—	208	25,725	0.8
15-19	2.15 to <11.35%	Satisfactory	9,745	5,701	—	15,446	318	642	—	960	14,486	6.2
20-21	11.35 to <100%	Higher Risk	248	2,973	—	3,221	28	790	—	818	2,403	25.4
22	100%	Credit Impaired	—	—	3,777	3,777	—	—	1,928	1,928	1,849	51.0
Total			133,262	13,175	3,781	150,218	610	1,477	1,930	4,017	146,201	2.7

Credit risk profile by internal PD grade for retail mortgages (audited)
As at 31 December 2022			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	4	—	—	4	—	—	—	—	4	—
4-5	0.05 to <0.15%	Strong	5	—	—	5	—	—	—	—	5	—
6-8	0.15 to <0.30%	Strong	623	—	—	623	—	—	—	—	623	—
9-11	0.30 to <0.60%	Strong	9,474	2	—	9,476	12	—	—	12	9,464	0.1
12-14	0.60 to <2.15%	Satisfactory	350	53	—	403	—	2	—	2	401	0.5
15-19	2.15 to <11.35%	Satisfactory	2	247	—	249	—	14	—	14	235	5.6
20-21	11.35 to <100%	Higher Risk	—	60	—	60	—	9	—	9	51	15.0
22	100%	Credit Impaired	—	—	978	978	—	—	356	356	622	36.4
Total			10,458	362	978	11,798	12	25	356	393	11,405	3.3
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	81

Credit risk profile by internal PD grade for retail credit cards (audited)
As at 31 December 2022			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	113	—	—	113	—	—	—	—	113	—
4-5	0.05 to <0.15%	Strong	1,877	—	—	1,877	3	—	—	3	1,874	0.2
6-8	0.15 to <0.30%	Strong	3,215	—	—	3,215	7	—	—	7	3,208	0.2
9-11	0.30 to <0.60%	Strong	4,099	15	—	4,114	17	2	—	19	4,095	0.5
12-14	0.60 to <2.15%	Satisfactory	1,669	861	—	2,530	12	93	—	105	2,425	4.2
15-19	2.15 to <11.35%	Satisfactory	11,356	1,856	—	13,212	245	489	—	734	12,478	5.6
20-21	11.35 to <100%	Higher Risk	340	1,148	—	1,488	47	543	—	590	898	39.7
22	100%	Credit Impaired	—	—	1,129	1,129	—	—	818	818	311	72.5
Total			22,669	3,880	1,129	27,678	331	1,127	818	2,276	25,402	8.2

Credit risk profile by internal PD grade for retail other (audited)
As at 31 December 2022			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	52	—	—	52	—	—	—	—	52	—
6-8	0.15 to <0.30%	Strong	214	—	—	214	—	—	—	—	214	—
9-11	0.30 to <0.60%	Strong	5,465	—	—	5,465	28	—	—	28	5,437	0.5
12-14	0.60 to <2.15%	Satisfactory	891	20	—	911	4	3	—	7	904	0.8
15-19	2.15 to <11.35%	Satisfactory	291	466	—	757	6	16	—	22	735	2.9
20-21	11.35 to <100%	Higher Risk	2	38	—	40	—	10	—	10	30	25.0
22	100%	Credit Impaired	—	—	523	523	—	—	171	171	352	32.7
Total			6,915	524	523	7,962	38	29	171	238	7,724	3.0

Credit risk profile by internal PD grade for corporate loans (audited)
As at 31 December 2022			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	35,830	588	5	36,423	—	1	3	4	36,419	—
4-5	0.05 to <0.15%	Strong	20,474	235	—	20,709	6	1	—	7	20,702	—
6-8	0.15 to <0.30%	Strong	10,831	1,369	—	12,200	16	4	—	20	12,180	0.2
9-11	0.30 to <0.60%	Strong	11,538	731	—	12,269	30	5	—	35	12,234	0.3
12-14	0.60 to <2.15%	Satisfactory	14,467	2,107	—	16,574	152	25	—	177	16,397	1.1
15-19	2.15 to <11.35%	Satisfactory	6,701	3,914	—	10,615	93	110	—	203	10,412	1.9
20-21	11.35 to <100%	Higher Risk	280	1,540	—	1,820	7	129	—	136	1,684	7.5
22	100%	Credit Impaired	—	—	935	935	—	—	290	290	645	31.0
Total			100,121	10,484	940	111,545	304	275	293	872	110,673	0.8
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	82

Credit risk profile by internal PD grade for Loans and Advances at amortised cost (audited)
As at 31 December 2022			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	35,947	588	5	36,540	—	1	3	4	36,536	—
4-5	0.05 to <0.15%	Strong	22,408	235	—	22,643	9	1	—	10	22,633	—
6-8	0.15 to <0.30%	Strong	14,883	1,369	—	16,252	23	4	—	27	16,225	0.2
9-11	0.30 to <0.60%	Strong	30,576	748	—	31,324	87	7	—	94	31,230	0.3
12-14	0.60 to <2.15%	Satisfactory	17,377	3,041	—	20,418	168	123	—	291	20,127	1.4
15-19	2.15 to <11.35%	Satisfactory	18,350	6,483	—	24,833	344	629	—	973	23,860	3.9
20-21	11.35 to <100%	Higher Risk	622	2,786	—	3,408	54	691	—	745	2,663	21.9
22	100%	Credit Impaired	—	—	3,565	3,565	—	—	1,635	1,635	1,930	45.9
Total			140,163	15,250	3,570	158,983	685	1,456	1,638	3,779	155,204	2.4

As at 31 December 2023
Credit risk profile by internal PD grade for contingent liabilities[a] (audited)
Barclays Bank Group			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	9,071	79	—	9,150	1	—	—	1	9,149	—
4-5	0.05 to < 0.15%	Strong	3,337	3	—	3,340	2	—	—	2	3,338	0.1
6-8	0.15 to < 0.30%	Strong	3,211	157	—	3,368	3	1	—	4	3,364	0.1
9-11	0.30 to < 0.60%	Strong	2,848	285	—	3,133	3	4	—	7	3,126	0.2
12-14	0.60 to < 2.15%	Satisfactory	2,388	701	—	3,089	8	6	—	14	3,075	0.5
15-19	2.15 to < 11.35%	Satisfactory	1,501	1,027	—	2,528	27	41	—	68	2,460	2.7
20-21	11.35 to < 100%	Higher Risk	17	355	—	372	1	61	—	62	310	16.7
22	100%	Credit Impaired	—	—	583	583	—	—	22	22	561	3.8
Total			22,373	2,607	583	25,563	45	113	22	180	25,383	0.7

As at 31 December 2022
Credit risk profile by internal PD grade for contingent liabilities[a] (audited)
Barclays Bank Group			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	7,290	149	—	7,439	2	1	—	3	7,436	—
4-5	0.05 to < 0.15%	Strong	4,210	348	—	4,558	2	1	—	3	4,555	0.1
6-8	0.15 to < 0.30%	Strong	2,733	180	—	2,913	3	3	—	6	2,907	0.2
9-11	0.30 to < 0.60%	Strong	3,161	214	—	3,375	8	1	—	9	3,366	0.3
12-14	0.60 to < 2.15%	Satisfactory	1,989	751	—	2,740	21	6	—	27	2,713	1.0
15-19	2.15 to < 11.35%	Satisfactory	1,626	686	—	2,312	49	35	—	84	2,228	3.6
20-21	11.35 to < 100%	Higher Risk	58	440	—	498	2	64	—	66	432	13.3
22	100%	Credit Impaired	—	—	542	542	—	—	3	3	539	0.6
Total			21,067	2,768	542	24,377	87	111	3	201	24,176	0.8
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	83

As at 31 December 2023
Credit risk profile by internal PD grade for loan commitments[a] (audited)
Barclays Bank Group			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	70,899	692	—	71,591	2	—	—	2	71,589	—
4-5	0.05 to < 0.15%	Strong	63,058	277	—	63,335	6	1	—	7	63,328	—
6-8	0.15 to < 0.30%	Strong	55,992	2,524	—	58,516	12	1	—	13	58,503	—
9-11	0.30 to < 0.60%	Strong	54,685	1,242	—	55,927	21	1	—	22	55,905	—
12-14	0.60 to < 2.15%	Satisfactory	45,196	3,647	—	48,843	36	14	—	50	48,793	0.1
15-19	2.15 to < 11.35%	Satisfactory	12,758	7,334	—	20,092	43	61	—	104	19,988	0.5
20-21	11.35 to < 100%	Higher Risk	574	3,595	—	4,169	2	72	—	74	4,095	1.8
22	100%	Credit Impaired	—	—	259	259	—	—	21	21	238	8.1
Total			303,162	19,311	259	322,732	122	150	21	293	322,439	0.1

As at 31 December 2022
Credit risk profile by internal PD grade for loan commitments[a] (audited)
Barclays Bank Group			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	69,737	725	—	70,462	6	—	—	6	70,456	—
4-5	0.05 to < 0.15%	Strong	72,221	3,649	—	75,870	5	1	—	6	75,864	—
6-8	0.15 to < 0.30%	Strong	59,350	2,258	—	61,608	12	2	—	14	61,594	—
9-11	0.30 to < 0.60%	Strong	40,750	1,878	—	42,628	13	4	—	17	42,611	—
12-14	0.60 to < 2.15%	Satisfactory	26,100	4,355	—	30,455	47	14	—	61	30,394	0.2
15-19	2.15 to < 11.35%	Satisfactory	29,166	6,407	—	35,573	61	65	—	126	35,447	0.4
20-21	11.35 to < 100%	Higher Risk	678	3,886	—	4,564	3	78	—	81	4,483	1.8
22	100%	Credit Impaired	—	—	346	346	—	—	20	20	326	5.8
Total			298,002	23,158	346	321,506	147	164	20	331	321,175	0.1
Note
aExcludes loan commitments and financial guarantees carried at fair value of £16.5bn (2022: 14.9bn) for Barclays Bank Group.
bPD bandings 2.15% to <10% and 10% to <11.35% have been merged for an enhanced presentation. The prior period comparative has been aligned accordingly.
cLoan commitments reported also include exposures relating to financial assets classified as assets held for sale.
dExposures reported within Retail credit cards and Retail other does not include the German Consumer Finance business classified as assets held for sale.
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	84
Analysis of specific portfolios and asset types
Retail Credit Cards and Retail Other
The principal portfolios listed below accounted for 89% (2022: 84%) of Barclays Bank Group’s total retail credit cards and retail other.

Principal portfolios
	Gross Exposure	30 Day Arrears, excluding recoveries book	90 Day Arrears, excluding recoveries book	Annualised Gross Write-off Rates	Annualised Net Write-off Rates
	£m	%	%	%	%
As at 31 December 2023
US cards	27,286	2.9	1.5	2.3	2.3
As at 31 December 2022
US cards	25,554	2.2	1.2	2.4	2.3
German consumer finance business	4,269	1.7	0.7	0.7	0.6

Portfolios - held for sale
	Gross Exposure	30 Day Arrears, excluding recoveries book	90 Day Arrears, excluding recoveries book	Annualised Gross Write-off Rates	Annualised Net Write-off Rates
	£m	%	%	%	%
As at 31 December 2023
German consumer finance business	4,094	1.7	0.8	1.0	1.0
US cards: 30 and 90 day arrears rates increased to 2.9% (2022: 2.2%) and 1.5% (2022: 1.2%) respectively due to an anticipated higher flow into and through delinquency, as rates returned to pre-pandemic levels. Write off rates remained broadly stable at 2.3%.
German consumer finance business: Gross exposure decreased 4% following business reprioritisation and discontinuation of Open Market loans originations. 30 and 90 day arrears rates remained stable and write-off rates increased due to the impact of accepting higher loan amount applications during 2022, which has since been discontinued.
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	85

Summary of Contents	Page
■Market risk overview	87	Outlines key measures used to summarise the market risk profile of the Barclays Bank Group such as VaR.
■Measures of market risk in the Barclays Bank Group and accounting measures	87
■Summary of performance in the period	87
■Traded market risk review	87	The Barclays Bank Group discloses details on management measures of market risk. Total management VaR includes all trading positions and is presented on a diversified basis by risk factor.
■Review of management measures	87
–The daily average,high and low values of management VaR	87
Risk review
Risk performance
Market risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	86
All disclosures in this section, pages 87 to 88 are unaudited unless otherwise stated.
Overview
This section contains key statistics describing the market risk profile of the Barclays Bank Group:
•The market risk management section on page 43 provides a description of management VaR. Management measures are shown below.
Measures of market risk in the Barclays Bank Group and accounting measures
Traded market risk measures such as VaR and balance sheet exposure measures have fundamental differences:
•Balance sheet measures show accruals-based balances or marked to market values as at the reporting date
•VaR measures also take account of current marked to market values but, in addition, hedging effects between positions are considered
•Market risk measures are expressed in terms of changes in value or volatilities as opposed to static values.
For these reasons, it is not possible to present direct reconciliations of traded market risk and accounting measures.
Summary of performance in the period
Average management VaR increased 17% to £42m (2022: £36m) and the range narrowed. The increase was driven by the impact of funded, fair value leverage loan exposure in Investment Banking since Q4 2022, partially offset by lower market volatility and credit spread levels in 2023 as geopolitical tensions eased, relative to 2022, inflation declined and the pace of interest rate rises moderated. Management VaR declined in 2023 from a high of
£72m in November 2022, driven by a reduction in the size of the funded, fair value leverage loan exposure in Investment Banking.
Traded market risk review
Review of management measures
The following disclosures provide details of management measures of market risk.
The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and the supporting Barclays Bank Group Treasury desks, measured to a confidence level of 95%.
Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.
The daily average, high and low values of management VaR

Management VaR (95%, one day) (audited)
	2023			2022
	Average	High	Low	Average	High	Low
For the year ended 31 December	£m	£m	£m	£m	£m	£m
Credit risk	40	57	22	25	71	8
Interest rate risk	15	25	9	13	23	4
Equity risk	6	10	3	10	29	4
Basis risk	13	24	8	12	24	4
Spread risk	9	14	6	7	11	3
Foreign exchange risk	4	9	1	7	25	2
Commodity risk	—	1	—	—	1	—
Inflation risk	7	11	2	7	17	3
Diversification effect[a]	(52)	n/a	n/a	(45)	n/a	n/a
Total management VaR	42	60	24	36	72	14
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
Risk review
Risk performance
Market risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	87
Barclays Bank Group Management VaR (£m)

100 -
75 -
50 -
25 -

Jan 2022	Jan 2023	Jan 2024
Risk review
Risk performance
Market risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	88

Summary of Contents	Page
Liquidity risk performance
■Liquidity risk overview	90
The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
This section provides an overview of the Barclays Bank Group’s liquidity risk.

■Liquidity regulation	90
■Liquidity risk stress testing	90
■Net stable funding ratio (NSFR)	90

■Contractual maturity of financial assets and liabilities	92	Provides details on the contractual maturity of all financial instruments and other assets and liabilities.

Capital risk performance
■Capital risk overview	96
Capital risk is the risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the firm’s pension plans.
This section details Barclays Bank Group’s capital and leverage position.

–Capital ratios	96
–Capital resources	96
–Leverage ratio	96

■Foreign exchange risk	97	Barclays Bank Group discloses the two sources of foreign exchange risk that it is exposed to.
–Transactional foreign currency exposure	97
–Translational foreign exchange exposure	97
–Functional currency of operations	97

■Pension risk review	98	A review focusing on the UK retirement fund, which represents the majority of Barclays Bank Group’s total retirement benefit obligation.
–Assets	98
–Liabilities	98
–Proportion of liquidity cash flows	98
–IAS 19 position	98
–Risk measurement	99

Interest rate risk in the banking book performance
■Interest rate risk in the banking book overview and summary of performance	100
A description of the non-traded market risk framework is provided.
Barclays Bank Group discloses a sensitivity analysis on pre-tax net interest income for non-trading financial assets and liabilities. The analysis is carried out by currency.
Barclays Bank Group discloses the overall impact of a parallel shift in interest rates on other comprehensive income and cash flow
hedges.
Barclays Bank Group measures the volatility of the value of the
FVOCI instruments in the liquidity pool through non-traded market risk VaR.

■Net interest income sensitivity	100
■Analysis of equity sensitivity	100
■Volatility of the FVOCI portfolio in the liquidity pool	101

Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	89
Liquidity risk
All disclosures in this section, pages 90 to 95, are unaudited unless otherwise stated.
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
Liquidity regulation
The bank monitors its position against both the LCR (Liquidity Coverage Ratio) and NSFR (Net Stable Funding Ratio) according to the PRA regulatory requirements which include certain Basel III standards that were retained in the UK regulatory framework from 1 January 2022 as part of the UK's withdrawal from the EU. The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient High Quality Liquid
Assets (HQLA) to survive an acute stress scenario lasting for 30 days. The NSFR has been developed to promote a sustainable and stable structure of assets and liabilities.
Liquidity risk stress testing
The Internal Liquidity Stress Test (ILST) measures the potential contractual and contingent stress outflows under a range of stress scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The scenarios include a
30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. Barclays Bank PLC DolSub also runs a liquidity stress test which measures the anticipated outflows over a 12 month market-
wide scenario.
As at 31 December 2023, Barclays Bank PLC DoLSub held eligible liquid assets well above 100% of net stressed outflows as measured according to its internal and regulatory requirements. The split of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to the Barclays Group.
The liquidity pool decreased to £176bn (December 2022: £191bn), while the Average LCR increased to 151% (December 2022:134%). The liquidity pool movement was driven by a reduction in wholesale funding led by short term Money Market balances and changes in business funding consumption. The increase in LCR is driven by a decrease in net stress outflows led by an increase in the proportion of corporate deposits treated as operational.

	2023	2022
As at 31 December	£bn	£bn
Barclays Bank PLC DoLSub Liquidity Pool	176	191
	%	%
Barclays Bank PLC DoLSub Liquidity Coverage Ratio[a]	151	134
Note
aLiquidity Coverage Ratio is now shown on an average basis, based on the average of the last 12 spot month end ratios. LCR comparatives have been updated for consistency.
The Barclays Bank Group has direct access to US, European and Asian capital markets through its global investment banking operations and to long-
term investors through its clients worldwide. Key sources of wholesale funding include money markets, certificates of deposit, commercial paper, medium term issuances (including structured notes) and securitisations. This funding capacity enables the Barclays Bank Group to maintain a stable and diversified funding base.
The Barclays Bank Group also supports various central bank monetary initiatives, such as the Bank of England’s Term Funding Scheme with additional incentives for SMEs (TFSME), and the European Central Bank’s Targeted Long-Term Refinancing Operations (TLTRO). These are reported under
‘repurchase agreements and other similar secured borrowing’ on the balance sheet. In 2023, Barclays Bank Group repaid £0.9bn of TLTRO drawings reducing its outstanding balance to £0.5bn as at 31 December 2023. Barclays Bank Group had £6.9bn TFSME balances outstanding at the year-end.
Net Stable Funding Ratio (NSFR)
The external NSFR metric requires banks to maintain a stable funding profile taking into account both on and certain off balance sheet exposures over a medium to long term period. The ratio is defined as the Available Stable Funding (capital and certain liabilities which are defined as stable sources of funding) relative to the Required Stable Funding (a measure of assets on balance sheet and certain off balance sheet exposures which may require longer term funding). The NSFR (average of last four quarter end ratios) was 110% at December 2023, equivalent to a surplus of £31bn above the regulatory requirement and demonstrates Barclays Bank PLC’s stable balance sheet funding profile.
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	90

	2023	2022
Net Stable Funding Ratio[a]	£bn	£bn
Total Available Stable Funding	339	310
Total Required Stable Funding	308	288
Surplus	31	22

Net Stable Funding Ratio	110%	108%
Note
aAverage represents the last four spot quarter end ratios.
As part of the liquidity risk appetite, Barclays Bank PLC DoLSub establishes minimum LCR, NSFR and internal liquidity stress test limits. Barclays Bank
PLC DoLSub plans to maintain its surplus to the internal and regulatory requirements at an efficient level. Risks to market funding conditions, the
Barclays Bank Group’s liquidity position and funding profile are assessed continuously, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	91
Contractual maturity of financial assets and liabilities
The table below provides detail on the contractual maturity of all financial instruments and other assets and liabilities. Derivatives (other than those designated in a hedging relationship) and trading portfolio assets and liabilities are included in the ‘not more than one month’ column at their fair value.
Liquidity risk on these items is not managed on the basis of contractual maturity since these items are not held for settlement according to such maturity and will frequently be settled before contractual maturity at fair value. Derivatives designated in a hedging relationship are included according to their contractual maturity.

Contractual maturity of financial assets and liabilities (audited)
Barclays Bank Group	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
As at 31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	189,686	—	—	—	—	—	—	189,686
Cash collateral and settlement balances	56,656	47,052	—	—	—	—	—	103,708
Loans and advances at amortised cost to banks and customers	21,083	5,462	8,269	15,124	42,178	26,186	27,899	146,201
Debt Securities at amortised cost	3	4,781	300	3,910	11,033	8,527	10,492	39,046
Reverse repurchase agreements and other similar secured lending	204	1	—	34	862	—	2	1,103
Trading portfolio assets	174,566	—	—	—	—	—	—	174,566
Financial assets at fair value through the income statement	156,958	17,758	6,213	5,900	11,000	3,456	2,951	204,236
Derivative financial instruments	255,229	100	—	—	275	280	227	256,111
Financial assets at fair value through other comprehensive income	1,278	1,675	283	4,419	7,578	10,765	25,425	51,423
Other financial assets	1,878	18	152	8	11	—	—	2,067
Total financial assets	857,541	76,847	15,217	29,395	72,937	49,214	66,996	1,168,147
Other assets								17,019
Total assets								1,185,166
Liabilities
Deposits at amortised cost from bank and customers	224,720	31,711	20,530	20,106	2,546	1,337	848	301,798
Cash collateral and settlement balances	64,130	28,858	—	—	—	—	—	92,988
Repurchase agreements and other similar secured borrowing	13,430	12,433	1,307	696	609	—	79	28,554
Debt securities in issue	2,563	17,004	9,683	7,286	2,405	800	5,912	45,653
Subordinated liabilities	257	121	266	204	11,232	7,151	16,672	35,903
Trading portfolio liabilities	57,761	—	—	—	—	—	—	57,761
Financial liabilities designated at fair value	181,214	31,970	13,867	14,579	23,460	13,994	19,489	298,573
Derivative financial instruments	249,404	21	—	—	28	55	372	249,880
Other financial liabilities	6,014	5	12	24	87	66	80	6,288
Total financial liabilities	799,493	122,123	45,665	42,895	40,367	23,403	43,452	1,117,398
Other liabilities								7,264
Total liabilities								1,124,662
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	92

Contractual maturity of financial assets and liabilities (audited)

Barclays Bank Group	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
As at 31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	202,142	—	—	—	—	—	—	202,142
Cash collateral and settlement balances	57,560	50,302	—	—	—	—	—	107,862
Loans and advances at amortised cost to banks and customers	21,826	5,593	7,606	15,574	44,122	30,171	30,312	155,204
Debt securities at amortised cost	—	—	—	1,769	8,650	9,327	7,557	27,303
Reverse repurchase agreements and other similar secured lending	391	333	—	—	—	—	1	725
Trading portfolio assets	133,771	—	—	—	—	—	—	133,771
Financial assets at fair value through the income statement	158,659	21,028	7,003	6,878	10,922	2,909	3,729	211,128
Derivative financial instruments	302,687	69	19	4	174	—	23	302,976
Financial assets at fair value through other comprehensive income	1,318	2,081	2,871	715	11,645	11,493	14,961	45,084
Other financial assets	1,311	36	112	43	—	1	—	1,503
Total financial assets	879,665	79,442	17,611	24,983	75,513	53,901	56,583	1,187,698
Other assets								15,839
Total assets								1,203,537
Liabilities
Deposits at amortised cost from banks and customers	229,256	29,456	18,918	10,809	1,284	621	1,235	291,579
Cash collateral and settlement balances	68,813	27,998	—	—	—	—	—	96,811
Repurchase agreements and other similar secured borrowing	9,834	—	—	943	1,105	—	83	11,965
Debt securities in issue	3,682	23,454	12,516	10,059	4,769	1,501	4,031	60,012
Subordinated liabilities	—	17	240	2,079	9,151	9,001	17,765	38,253
Trading portfolio liabilities	72,460	—	—	—	—	—	—	72,460
Financial liabilities designated at fair value	171,523	26,481	14,352	9,104	24,539	8,528	17,528	272,055
Derivative financial instruments	288,403	10	58	4	222	112	397	289,206
Other financial liabilities	7,213	19	17	35	223	117	182	7,806
Total financial liabilities	851,184	107,435	46,101	33,033	41,293	19,880	41,221	1,140,147
Other liabilities								4,437
Total liabilities								1,144,584
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	93
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
Derivative financial instruments held for trading and trading portfolio liabilities are included in the 'not more than one month' column at their fair value.

Contractual maturity of financial liabilities - undiscounted (audited)

Barclays Bank Group	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2023
Deposits at amortised cost from banks and customers	224,753	31,931	20,850	20,720	2,738	1,556	1,017	303,565
Cash collateral and settlement balances	64,132	29,098	—	—	—	—	—	93,230
Repurchase agreements and other similar secured borrowing	13,463	12,516	1,326	719	632	—	213	28,869
Debt securities in issue	2,571	17,142	9,849	7,481	2,571	908	8,464	48,986
Subordinated liabilities	257	121	272	205	11,911	8,426	24,613	45,805
Trading portfolio liabilities	57,761	—	—	—	—	—	—	57,761
Financial liabilities designated at fair value	181,348	32,178	14,174	15,013	24,882	15,309	32,541	315,445
Derivative financial instruments	249,405	21	—	—	31	64	705	250,226
Other financial liabilities	6,014	7	14	28	101	73	92	6,329
Total financial liabilities	799,704	123,014	46,485	44,166	42,866	26,336	67,645	1,150,216

As at 31 December 2022
Deposits at amortised cost from banks and customers	229,259	29,663	18,918	10,943	1,302	621	1,489	292,195
Cash collateral and settlement balances	68,813	28,186	—	—	—	—	—	96,999
Repurchase agreements and other similar secured borrowing	9,843	0	—	946	1,184	—	252	12,225
Debt securities in issue	3,689	23,545	12,615	10,301	4,932	1,732	5,424	62,238
Subordinated liabilities	—	17	245	2,108	9,504	10,165	27,024	49,063
Trading portfolio liabilities	72,460	—	—	—	—	—	—	72,460
Financial liabilities designated at fair value	171,723	26,674	14,905	9,399	25,654	9,847	32,198	290,400
Derivative financial instruments	288,403	14	60	4	244	131	793	289,649
Other financial liabilities	7,213	22	21	43	251	139	204	7,893
Total financial liabilities	851,403	108,121	46,764	33,744	43,071	22,635	67,384	1,173,122
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	94
Maturity of off-balance sheet commitments given
The table below presents the maturity split of the Barclays Bank Group’s off-balance sheet commitments given at the balance sheet date. The amounts disclosed in the table are the undiscounted cash flows (i.e. nominal values) on the basis of earliest opportunity at which they are available.

Maturity analysis of off-balance sheet commitments given (audited)

	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2023
Contingent liabilities and financial guarantees	26,706	119	2	1	1	—	—	26,829
Documentary credits and other short- term trade related transactions	2,348	3	1	—	—	—	—	2,352
Standby facilities, credit lines and other commitments	335,528	—	—	—	55	—	—	335,583
Total off-balance sheet commitments given	364,582	122	3	1	56	—	—	364,764

As at 31 December 2022
Contingent liabilities and financial guarantees	25,713	71	14	1	1	—	—	25,800
Documentary credits and other short- term trade related transactions	1,742	1	5	—	—	—	—	1,748
Standby facilities, credit lines and other commitments	333,192	—	—	—	37	—	—	333,229
Total off-balance sheet commitments given	360,647	72	19	1	38	—	—	360,777
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	95
Capital risk
All disclosures in this section, page 96 are unaudited unless otherwise stated.
Overview
Barclays Bank PLC capital requirements are set by the PRA at a solo-consolidated level. Barclays Bank PLC solo-consolidated comprises Barclays Bank
PLC plus certain additional subsidiaries, whose inclusion within the consolidation is subject to PRA approval. On 20 December 2022, the PRA granted permission for leverage minimum requirements to be set at the sub-consolidated level for Barclays Bank PLC effective from 1 January 2023 replacing the individual requirement that was due to become effective at that time. The sub-consolidated group represents the Barclays Bank Group on a regulatory scope of consolidation subject to PRA approval.
The disclosures below provide key capital metrics for Barclays Bank PLC on a solo-consolidated basis and leverage metrics on a sub-consolidated basis.
Further information on the risk profile will be included in the Barclays Bank PLC 2023 Pillar 3 Report, expected to be published on 20 February 2024, and which will be available at home.barclays/investor-relations/reports-and-events/annual-reports.
In the disclosures that follow, references to CRR, as amended by CRR II, mean the capital regulatory requirements, as they form part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.
As at 31 December 2023 Barclays Bank PLC solo-consolidated CET1 ratio was 12.1% which is above its minimum regulatory requirement of 10.5%.

Capital ratios[a,b,d]
As at 31 December	2023	2022
CET1	12.1%	12.7%
Tier 1 (T1)	16.0%	16.7%
Total regulatory capital	19.2%	20.8%

Capital resources (audited)
	2023	2022
As at 31 December	£m	£m
CET1 capital	25,470	25,907
T1 capital	33,864	34,139
Total regulatory capital	40,530	42,321

Total risk weighted assets (RWAs) (unaudited)	211,193	203,833
Barclays Bank PLC is required to disclose a UK leverage ratio at a sub-consolidated level based on capital and exposure on the last day of the quarter.
Additionally, it is also required to disclose an average UK leverage ratio based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

Leverage ratio BBPLC sub-consolidated[a,c,d,e]
2023
As at 31 December	£m
UK leverage ratio	6.0%
T1 capital	55,560
UK leverage exposure	924,826

Average UK leverage ratio	5.4%
Average T1 capital	55,681
Average UK leverage exposure	1,022,824
Notes
aCapital, RWAs and leverage are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR II non-compliant capital instruments.
bThe fully loaded CET1 ratio was 12.1%, with £25.5bn of CET1 capital and £211.2bn of RWAs, calculated without applying the transitional arrangements of the CRR as amended by CRR II.
cNo comparatives are provided for Leverage as this is the first reporting year for Barclays Bank PLC sub-consolidated.
dThe fully loaded Barclays Bank PLC Solo-consolidated and Barclays Bank PLC sub-consolidated CET1 ratios, as are relevant for assessing against the conversion triggers in Barclays Bank PLC AT1 securities (all of which are held by Barclays PLC), were 12.1% and 16.4% respectively calculated without applying the transitional arrangements of the CRR as amended by CRR II.
eAlthough the leverage ratio is expressed in terms of T1 capital, the countercyclical leverage ratio buffer (CCLB) and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.2% CCLB was £1.8bn.
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	96
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
USD and EUR. Changes in the GBP value of the net investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in shareholders’ equity.

Functional currency of operations (audited)

	Foreign currency net investments	Borrowings which hedge the net investments	Derivatives which hedge the net investments	Structural currency exposures pre- economic hedges	Economic hedges	Remaining structural currency exposures
	£m	£m	£m	£m	£m	£m
As at 31 December 2023
USD	26,199	(5,733)	(2,168)	18,298	(7,326)	10,972
EUR	9,521	(2,600)	—	6,921	(277)	6,644
JPY	701	(174)	—	527	—	527
Other	2,960	—	(1,565)	1,395	(505)	890
Total	39,381	(8,507)	(3,733)	27,141	(8,108)	19,033

As at 31 December 2022
USD	27,523	(5,973)	(2,086)	19,464	(8,376)	11,088
EUR	9,673	(2,395)	(3)	7,275	(283)	6,992
JPY	689	—	(197)	492	—	492
Other	3,010	—	(1,602)	1,408	(279)	1,129
Total	40,895	(8,368)	(3,888)	28,639	(8,938)	19,701
Economic hedges relate to exposures arising on foreign currency denominated preference share and AT1 instruments. These instruments are accounted for at historical cost under IFRS and do not qualify as hedges for accounting purposes. The gain or loss arising from changes in the GBP value of these instruments is recognised on redemption in retained earnings.
During 2023, total structural currency exposure net of hedging instruments decreased by £0.7bn to £19.0bn (2022: £19.7bn). Foreign currency net investments decreased by £1.5bn to £39.4bn (2022: £40.9bn) driven predominantly by a £1.3bn decrease in US dollars, £0.1bn decrease in Euro and £0.1bn increase in other currencies. The hedges associated with these foreign currency investments decreased by £0.1bn to £12.2bn (2022:
£12.3bn).
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	97
Pension risk review
The UK Retirement Fund (UKRF) represents approximately 96% (2022: 96%) of the Barclays Bank Group’s total retirement benefit obligations globally.
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
Assets
The Trustee Board of the UKRF defines its overall long-term investment strategy with investments across a broad range of asset classes. This results in a diversified mix of return seeking assets as well as liability matching assets to better match future pension obligations. The two largest risks within the asset portfolio are credit spread and growth assets. The split of scheme assets is shown within Note 30 to the financial statements. The fair value of the
UKRF assets was £24.2bn as at 31 December 2023 (2022: £24.7bn).
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
Pension risk is generated through the Barclays Bank Group’s defined benefit schemes and this risk is set to reduce over time as the main defined benefit scheme is closed to new entrants. The chart below outlines the shape of the UKRF’s liability cash flow profile as at 31 December 2023 that takes account of the future inflation indexing of payments to beneficiaries. The majority of the cash flows (approximately 96%) fall between 0 and 40 years, peaking between 11 and 20 years and reducing thereafter. The shape may vary depending on changes to inflation and longevity expectations and any members who elect to transfer out. Transfers out will bring forward the liability cash flows.
For more detail on the UKRF’s financial and demographic valuation assumptions see Note 30 to the financial statements.
The graph below shows the evolution of the UKRF’s net IAS 19 position over the last two years. During 2023, the decrease in the UKRF surplus was driven by assets underperforming the discount rate and lower corporate bond yields.
Refer to Note 30 to the financial statements for the sensitivity of the UKRF to changes in key assumptions.

Proportion of liability cash flows (%)

■	0-10 years	30.7
■	11-20 years	32.6
■	21-30 years	22.2
■	31-40 years	11
■	41-50 years	3.3
■	51+ years	0.3

IAS 19 pension position from 2021 to 2023 (£bn)

6
5
4
3
2
1
0

Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	98
Risk measurement
In line with the Barclays Bank Group's risk management framework the assets and liabilities of the UKRF are modelled within a VaR framework to show the volatility of the pension position at a total portfolio level. This enables the risks, diversification and liability matching characteristics of the UKRF obligations and investments to be adequately captured. VaR is measured and monitored on a monthly basis. Risks are reviewed and reported regularly at the Pensions Executive Board. The VaR model takes into account the valuation of the liabilities on an IAS 19 basis (see Note 30 to the financial statements). The Trustee receives quarterly VaR measures on a funding basis.
The pension liability is also sensitive to post-retirement mortality assumptions which are reviewed regularly (See Note 30 to the financial statements).
To mitigate part of this risk the UKRF has entered into a longevity swap hedging approximately three quarters of current pensioner liabilities.
In addition, the impact of pension risk to the Barclays Bank Group is taken into account as part of the stress testing process. Stress testing is performed internally at least on an annual basis. The UKRF exposure is also included as part of regulatory stress tests.
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
Pension risk is taken into account in the Pillar 2A capital assessment undertaken by the PRA at least annually. The Pillar 2A requirement forms part of the overall capital requirement for Barclays Bank PLC.
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	99
Interest rate risk in the banking book
All disclosures in this section, pages 100 to 101, are unaudited unless otherwise stated.
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
Summary of performance in the period
NII sensitivity to interest rate shocks has decreased year on year due to changes in the customer banking book’s composition. Barclays Bank PLC's strategy remains to stabilise income across various interest rate environments, this has led to a broadly neutral outcome of sensitivities to both a +25bps and -25bps shock.
Key metrics

-£8m
AEaR across the Barclays Bank Group from a +25bps shock to forward interest rate curves.
Net interest income sensitivity
The table below shows a sensitivity analysis on pre-tax net interest income for non-traded financial assets and liabilities, including the effect of any hedging. This analysis is not a forward guidance on NII and is intended as a quantification of risk exposure utilising the Net Interest Income (NII) metric as described in the Barclays PLC Pillar 3 Report 2023 (unaudited), which includes documentation of the main model assumptions.

Net Interest Income sensitivity (AEaR) by currency (audited)	2023		2022

	+25 basis points	-25 basis points	+25 basis points	-25 basis points

Barclays Bank Group	£m	£m	£m	£m
GBP	(27)	25	(6)	4
USD	18	(18)	38	(41)
EUR	20	(21)	4	(4)
Other currencies	(19)	19	(11)	12
Total	(8)	5	25	(29)
Analysis of equity sensitivity
The analysis of equity sensitivity table measures the overall impact of a +/- 25bps movement in interest rates on retained earnings, FVOCI, cash flow hedge reserves and pensions. For non-NII items a DV01 metric is used, which is an indicator of the shift in value for a 1bp movement in the yield curve.

Analysis of equity sensitivity (audited)	31 December 2023		31 December 2022

	+25 basis points	-25 basis points	+25 basis points	-25 basis points

Barclays Bank Group	£m	£m	£m	£m
Net interest income	(8)	5	25	(29)
Taxation effects on the above	1	(1)	(4)	5
Effect on profit for the year	(7)	4	21	(24)
As percentage of net profit after tax	(0.2%)	0.1%	0.5%	(0.5%)

Effect on profit for the year (per above)	(7)	4	21	(24)
Fair value through other comprehensive income reserve	(234)	242	(367)	368
Cash flow hedge reserve	(585)	585	(625)	625
Taxation effects on the above	131	(132)	268	(268)
Effect on equity	(695)	699	(703)	701
As percentage of equity	(1.1%)	1.2%	(1.2%)	1.2%
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	100
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
Although the underlying methodology to calculate the non-traded VaR is identical to the one used in traded management VaR, the two measures are not directly comparable. The non-traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

Analysis of volatility of the FVOCI portfolio in the liquidity pool
	2023			2022
	Average	High	Low	Average	High	Low
For the year ended 31 December	£m	£m	£m	£m	£m	£m
Non-traded market value at risk (daily, 95%)	67	78	51	40	51	31
Daily Value at Risk trended upwards in H1 2023 due to increase in time series volatility and addition in interest rate risk positioning. Daily Value at Risk reduced towards the end of H2 2023 as time series volatility subsided.
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	101
All disclosures in this section, pages 102 to 104, are unaudited unless otherwise stated.
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
The Operational Risk principal risk comprises the following risks: Change Delivery Management Risk; Data Management Risk; Financial Reporting Risk;
Fraud Risk; Information Security Risk; Operational Recovery Planning Risk; Payments Process Risk; People Risk; Physical Security Risk; Premises Risk;
Risk Reporting; Supplier Risk; Tax Risk; Technology Risk and Transaction Operations Risk. The operational risk profile is also informed by a number of connected risks: Cybersecurity; Data and Resilience. These themes represent threats to the Barclays Bank Group that extend across multiple risk types, and therefore require an integrated risk management approach.
For definitions of these risks refer to the Management of operational risk section of the Barclays PLC Pillar 3 Report 2023. To provide complete coverage of the potential adverse impacts on the Barclays Bank Group arising from operational risk, the operational risk taxonomy extends beyond the risks listed above to cover operational risks associated with other principal risks too.
This section provides an analysis of the Barclays Bank Group’s operational risk profile, including events above the Barclays Bank Group’s reportable threshold, which have had a financial impact in 2023. The Barclays Bank Group’s operational risk profile is informed by bottom-up risk assessments undertaken by each business unit and top-down qualitative review for each risk type. Fraud, Transaction Operations, Information Security and
Technology continue to be highlighted as key operational risk exposures.
For information on compliance risk events, see the compliance risk section.
Summary of performance in the period
During 2023, total operational risk lossesa decreased to £54m (2022: £72m) and the number of recorded events for 2023 decreased to 842 from 924 events recorded during the prior year. The total operational risk losses for the year were mainly driven by events falling within the Execution, Delivery &
Process Management and External Fraud categories, which tend to be high volume but low impact events.
Key metrics

80%
of the Barclays Bank Group’s net reportable operational risk events had a loss value of £50,000 or less

35%
of events by number are due to Execution, Delivery and Process Management

64%
of events by number are due to External Fraud

78%
of losses are from events aligned to Execution, Delivery and Process Management
Risk review
Risk performance
Operational risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	102
Operational risk profile
Within operational risk, there are a large number of small value risk events. In 2023, 80% (2022: 80%) of the Barclays Bank Group’s reportable operational risk events by volume had a value of less than £50,000 each. Cumulatively, events under this £50,000 threshold accounted for only 20%
(2022: 20%) of the Barclays Bank Group’s total net operational risk losses. A small proportion of operational risk events have a material impact on the financial results of the Barclays Bank Group.
The analysis below presents the Barclays Bank Group’s operational risk events by Basel event category:
Operational risk events by BASEL event category

% of total risk events by count
Internal Fraud

2023
2022

External Fraud

2023
2022

Execution Delivery and Process Management

2023
2022

Employment Practices and Workplace Safety

2023
2022

Damage to Physical Assets

2023
2022

Clients Products and Business Practices

2023
2022

Business Disruption and System Failures

2023
2022

% of total risk events by value
Internal Fraud

2023
2022

External Fraud

2023
2022

Execution Delivery and Process Management

2023
2022

Employment Practices and Workplace Safety

2023
2022

Damage to Physical Assets

2023
2022

Clients Products and Business Practices

2023
2022

Business Disruption and System Failures

2023
2022
Note
aThe data disclosed includes operational risk losses for reportable events impacting the Barclays Bank Group business areas, having impact of > £10,000 and excludes
Gain or Insurance Recovery impacts, events that are compliance or legal risk, aggregate and boundary events. A boundary event is an operational risk event that results in a credit risk impact. Due to the nature of risk events that keep evolving, data for prior year losses are updated.
Risk review
Risk performance
Operational risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	103
▪Execution, Delivery and Process Management impacts during 2023 decreased to £42m (2022: £55m) and accounted for 78% of total operational risk losses (2022: 76%). The events in this category are typical of the banking industry as a whole where high volumes of transactions are processed on a daily basis, mapping mainly to Barclays Transaction Operations risk type. The overall frequency of events in this category in 2023 remained stable at 35% of total events by volume (2022: 34%).
▪External Fraud impacts during 2023 decreased to £11m (2022: £17m) and accounted for 21% of total events by value (2022: 24%). Volume of events decreased to 536 accounting for 64% of total event volume (2022: 599 / 65%). In this category, high volume, low value events are driven by transactional fraud often related to debit and credit card usage. Note: Total External Fraud losses in 2023 including those from events with impact
<£10,000 amounted to £64m (2022: £66m).
Investment continues to be made in improving the control environment across the Barclays Bank Group. Specific areas of focus include new and enhanced fraud prevention systems and tools to combat the increasing level of fraud attempts being made whilst minimising disruption to genuine transactions. Fraud remains an industry wide threat and the Barclays Bank Group continues to work closely with external partners on various prevention initiatives. Additionally, the Barclays Bank Group continues to invest in its processing infrastructure to manage the risk of processing errors as well as ensuring scalability of operations.
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
Operational risk associated with cybersecurity remains a top focus for the Barclays Bank Group. The sophistication of threat actors continues to grow as noted by multiple external risk events observed throughout the year. Ransomware attacks across the global Barclays supplier base were observed and we worked closely with the affected suppliers to manage potential impacts to the Barclays Bank Group and its clients and customers. The
Barclays Bank Group’s cybersecurity events were managed within its risk tolerances, and cybersecurity incidents did not materially impact the
Barclays Bank Group's business strategy, results of operations, or financial condition.
For further information, refer to the operational risk management section.
Risk review
Risk performance
Operational risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	104
All disclosures in these model risk, compliance risk, reputation risk and legal risk sections on pages 105 to 106 are unaudited unless otherwise stated.
Model risk
The Barclays Bank Group is committed to continuously improving model risk management and made a number of enhancements in 2023, including:
•Continued improvements to the transparency and oversight of model risk through further upgrades to model risk governance structure.
•Continued enhancements to model risk policy and standards to ensure comprehensiveness, consistency and cohesiveness of the model risk framework.
•Continued focus on improving the model risk control framework.
•Enhanced the Group Model Risk Appetite Statement, incorporating model quality and uncertainty around a model’s output.
•Continued strengthening of validation practices through expansion of model-level validation procedures, use of an on-going validation training program and further embedment of a validation quality assurance process.
•Executed on hiring strategy by expanding the model risk team to support a wider range of model validation demand, newly emerging model risks, and an enhanced focus on regulatory models.
•Progressed model inception validation by bringing more models into compliance with the model risk management framework, including our first algorithmic trading models.
Compliance risk
The Barclays Bank Group is committed to continuing to drive the right culture throughout all levels of the organisation. The Barclays Bank Group will continue to enhance effective management of Compliance risk and appropriately consider the relevant tools, governance and management information in decision-making processes. Focus on management of compliance risk is ongoing and, alongside other relevant business and control management information, the Barclays Bank Group Conduct Risk Dashboards is a key component of this.
The Barclays Bank Group continues to review the role and impact of Compliance risk events and issues in remuneration decisions at both the individual and business level.
In 2023, the Barclays Bank Group maintained focus on new and heightened inherent Compliance risks, including those relating to the cost of living crisis, the evolving threat landscape as related to financial crime, and challenges in ensuring customer and client data is handled appropriately. These risks continue to be monitored on an ongoing basis.
A key area of focus has been the implementation and embedment of the FCA’s new Consumer Duty, with rules for open products and services taking effect at the end July 2023.
Businesses have continued to assess the potential customer, client and market impacts of strategic change. As part of the 2023 Medium-Term Planning
Process and associated Strategic Risk Assessment, material compliance risks associated with strategic and financial plans were assessed.
Throughout 2023, compliance risks were raised by each business area for consideration by the Barclays PLC and Barclays Bank PLC Board Risk
Committees. The Committees reviewed the risks raised and whether management’s proposed actions were appropriate to mitigate the risks effectively.
During 2023, Laws, Rules and Regulation risk (LRR risk) was created as a new risk under the Compliance Principal risk. LRR risk is intended to mitigate the risk of failing to identify applicable LRRs, and ensure appropriate steps are in place to monitor and oversee LRRs. Work is underway to implement processes to support the management and oversight of LRR Risk.
The Barclays Bank Group continued to incur costs in relation to litigation and compliance matters, please refer to Note 24 to the financial statements
(Legal, competition and regulatory matters) and Note 22 to the financial statements (Provisions), for further details. Related costs include customer redress and remediation, as well as fines and settlements. Resolution of these litigation and conduct matters remains a necessary and important part of delivering the Barclays Bank Group’s strategy and an ongoing commitment to improve oversight of culture and conduct.
The Barclays Bank PLC Board Risk Committee and senior management received Conduct Risk Dashboards setting out key indicators in relation to conduct and financial crime risk. These continue to be evolved and enhanced to allow effective oversight and decision-making. Work is ongoing to enhance the Compliance Risk Control Environment in a timely and effective manner to ensure the Barclays Bank Group operates within Risk Appetite.
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
The Barclays Bank Group continued to incur costs in relation to litigation and conduct matters, please refer to Note 24 to the financial statements
(Legal, competition and regulatory matters) and Note 22 to the financial statements (Provisions), for further details. Related costs include customer
Risk review
Risk performance
Model risk, Compliance risk, Reputation risk and Legal risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	105
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
Legal risk
The Barclays Bank Group remains committed to continuous improvements in managing legal risk effectively. During 2023, the Barclays Group-wide legal risk management framework was updated to complement and accommodate the introduction of changes to the compliance risk management framework, which include a requirement for the Legal Function to proactively identify, communicate and provide legal advice on applicable laws, rules and regulations.
Other improvements during 2023 included a review and update of the established supporting legal risk policies, standards and mandatory training, reinforced by ongoing engagement with and education of the Barclays Group’s businesses and functions by Legal function colleagues. Legal risk tolerances and legal risk appetite have also been reviewed.
Tolerances adherence is assessed through key indicators, which are also used to evaluate the legal risk profile and are reviewed, at least annually, through the relevant risk and control committees. Mandatory controls to manage legal risks are set out in the legal risk standards and are subject to ongoing monitoring. The implementation of changes to the compliance risk management framework referred to above (and described in more detail on page 46) also mitigate legal risk.
Risk review
Risk performance
Model risk, Compliance risk, Reputation risk and Legal risk

Barclays Bank PLC 2023 Annual Report on Form 20-F	106
Supervision of the Barclays Bank Group
The Barclays Bank Group’s operations, including its overseas branches, subsidiaries and associates, are subject to a large number of rules and regulations applicable to the conduct of banking and financial services business in each of the jurisdictions in which the Barclays Bank Group operates.
These apply to business operations, impact financial returns and include capital, leverage and liquidity requirements, authorisation, registration and reporting requirements, restrictions on certain activities, and conduct of business regulations, amongst other applicable regulatory requirements.
Regulatory developments in one or more jurisdictions may impact the Barclays Bank Group globally. We focus particularly on UK, US and EU regulation in this Report due to the location of the Barclays Bank Group’s principal areas of business. Regulations elsewhere may also have a significant impact on the Barclays Bank Group due to the location of its branches, subsidiaries and, in some cases, clients. For more information on the risks related to the supervision and regulation of the Barclays Bank Group, including regulatory change, see the material existing and emerging risk entitled ‘Regulatory
Change agenda and impact on Business Model’ in the Material existing and emerging risks section.
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
Barclays Bank PLC is an authorised person, with permission to accept deposits, amongst other things, and is subject to prudential supervision by the
PRA and to conduct regulation and supervision by the FCA. Barclays Bank PLC is subject to prudential supervision on a solo-consolidated basis. The
Barclays Group as a whole is also subject to prudential supervision by the PRA on a group consolidated basis. Barclays PLC has been approved by the
PRA as a financial holding company. Barclays Capital Securities Limited (BCSL) is authorised and subject to prudential supervision by the PRA as a PRA-
designated investment firm and subject to conduct regulation and supervision by the FCA. Barclays Execution Services Limited is an appointed representative of Barclays Bank PLC, Barclays Bank UK PLC and Clydesdale Financial Services Limited.
The PRA’s supervision of the Barclays Bank Group is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns or cross-firm reviews, reports obtained from skilled persons, information gathering, regular supervisory visits to firms and regular meetings with management and directors to discuss issues such as strategy, governance, financial resilience, operational resilience, risk management, and recovery and resolution.
Further, the BoE, as the UK resolution authority, informs prudential requirements and sets requirements for the Barclays Group relating to resolution preparedness.
The FCA’s supervision of the UK firms in the Barclays Bank Group is carried out through a combination of proactive engagement, meetings, regular supervisory visits, information gathering, and regular meetings with Barclays Bank Group’s management and directors to discuss issues such as customer strategy, fair treatment of customers, and financial crime controls, as well as cross-sectoral reviews, which analyse the different areas of the market and the risks that may lie ahead.
The FCA and the PRA also apply the Senior Managers and Certification Regime (the SMCR) which imposes a regulatory approval, individual accountability and fitness and propriety framework in respect of senior individuals within relevant firms.
FCA supervision has focused on conduct risk and customer/client outcomes through implementation of the Consumer Duty (including product design and fair value), fraud and anti-money laundering controls, market operations, access to cash, fair treatment of vulnerable customers and payment account access and closures.
PRA supervision has focused on financial and operational resilience, controls, credit risk management, systems and controls, climate risk and resolvability, where resolvability is reviewed in conjunction with the Resolution Directorate (a division of the BoE).
Both the PRA and the FCA apply standards that generally either anticipate or go beyond requirements established by global or EU standards, whether in relation to capital, leverage and liquidity, resolvability and resolution or matters of conduct. The UK is in the process of reviewing and revising the EU legislation that was onshored into English law following the UK's departure from the EU. This process is ongoing, but based on current indications, potential areas of divergence in approach between the UK and the EU in existing areas of regulation appear moderate and are not expected to result in materially different standards of regulation. Divergence might become more marked in new areas of regulation, such as ESG and Digital. The Financial
Services and Markets Act 2023 (FSMA 2023) established a framework for the revocation of retained EU law relating to financial services, with HM
Treasury intending to repeal retained EU legislative provisions subject to the transfer of its provisions to the UK regulators’ rules where appropriate. The
Government is not expected to revoke retained EU law relating to financial services unless the FCA and/or PRA have drafted and consulted on rules in the relevant areas, where it is appropriate that the provisions are replaced. However, HM Treasury may specify parts of retained EU law where the regulators are exempt from such requirements, for example where they are restating retained EU law revoked through FSMA 2023 in their rulebooks without material changes or where they are replacing revoked retained EU law with material changes but the only material effect is to reduce a regulatory burden. Where changes also have other material effects, which may include impacts on the regulators’ objectives, for example, the
Government has indicated that it is appropriate to require the regulators to consult. The medium term outlook for the costs and impact of operating under the post-Brexit UK regime remains unclear as the regulatory landscape continues to develop. There is potential for an increase in regulatory implementation costs in the near term to adapt systems and controls.
Supervision in the EU
The Barclays Bank Group’s operations in Europe are authorised and regulated by a combination of its home regulators and host regulators in the
European countries where the Barclays Bank Group operates.
Barclays Bank Ireland PLC is licensed as a credit institution by the Central Bank of Ireland (CBI) and is designated as a significant institution falling under direct supervision on a solo basis by the European Central Bank (ECB) for prudential purposes. Barclays Bank Ireland PLC’s EU branches are supervised by the ECB and are also subject to direct supervision for local conduct purposes by national supervisory authorities in the EU jurisdictions where they are
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F	107
established. Barclays Bank Ireland PLC is subject to the requirements set by the Single Resolution Board (SRB) as the resolution authority of Barclays
Bank Ireland PLC. Barclays Bank Ireland PLC is also subject to supervision by the CBI as home state or competent authority under various EU financial services directives and regulations.
The Barclays Group provides the majority of its cross-border banking and investment services to EEA clients via Barclays Bank Ireland PLC (a subsidiary of Barclays Bank PLC). Additionally, Barclays Bank PLC and BCSL are authorised in certain EEA Member States to enable them to continue to conduct a limited range of activities without a physical presence, including accessing EEA trading venues and interdealer trading. Barclays Bank PLC also has a branch in Paris (to facilitate access to Target 2), which is regulated by the ACPR.
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
Barclays PLC, Barclays Bank PLC, Barclays US Holdings Limited (BUSHL), Barclays US LLC (BUSL) and Barclays Group US Inc. (BGUS) are regulated as bank holding companies (BHCs) by the FRB. BUSL is the Barclays Bank Group’s ultimate US holding company that holds substantially all of the Barclays
Bank Group’s US subsidiaries (including Barclays Capital Inc. (BCI) and Barclays Bank Delaware). BUSL is subject to requirements in respect of capital adequacy, capital planning and stress testing, risk management and governance, liquidity, leverage limits, large exposure limits, restrictions on activities and financial regulatory reporting. Barclays Bank PLC’s New York branch is also subject to enhanced prudential standards relating to, among other things, liquidity and risk management.
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
The Barclays Bank Group’s US securities broker/dealer and investment banking operations are conducted primarily through BCI, and are also subject to ongoing supervision and regulation by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and other government agencies and SROs under US federal and state securities laws. BCI is also registered as a Futures Commission Merchant with the
Commodity Futures Trading Commission (CFTC), through which the Barclays Group conducts its US futures and options on futures business, including client clearing operations, which are subject to ongoing supervision and regulation by the CFTC, the National Futures Association and other SROs.
Under the US framework for regulating swaps and security-based swaps established under Title VII of the Dodd-Frank Act, the CFTC has regulatory authority over swaps, the SEC has regulatory authority over security-based swaps, and the CFTC and SEC jointly regulate mixed swaps (as such terms are defined in the relevant legislation). Accordingly, the Barclays Group’s activities related to US swaps and security-based swaps are principally conducted by Barclays Bank PLC and are subject to ongoing supervision and regulation by the CFTC and the SEC, respectively. Barclays Bank PLC is provisionally registered as a swap dealer with the CFTC and conditionally registered as a security-based swap dealer with the SEC. Barclays Bank PLC is also subject to the FRB swaps rules with respect to margin and capital requirements. In addition, Barclays Bank Ireland PLC is provisionally registered as a swap dealer with the CFTC and is subject to the FRB swaps rules with respect to margin and capital.
Supervision in Asia Pacific
The Barclays Bank Group’s operations in Asia Pacific are supervised and regulated by a broad range of national banking and financial services regulators.
Prudential regulation
Certain Basel III standards were implemented in EU law through the Capital Requirements Regulation (CRR) and the Capital Requirements Directive IV
(CRD IV), as amended by CRR II and CRD V. These standards were retained in the UK regulatory framework via a series of onshoring instruments when the UK withdrew from the European Union. Beyond the minimum standards required by CRR, the PRA has expected the Barclays Group, in common with other major UK banks and building societies, to meet a 7% Common Equity Tier 1 (CET1) ratio at the level of the consolidated group since 1
January 2016. The 7% CET1 ratio is made up of a Pillar 1 minimum capital requirement of 4.5% CET1 and a capital conservation buffer which must be met entirely with CET1 capital.
Global systemically important banks (G-SIBs), such as the Barclays Group, are subject to a number of additional prudential requirements, including the requirement to hold additional loss-absorbing capacity and additional capital buffers above the level required by Basel III standards. The level of the G-
SIB buffer is set by the Financial Stability Board (FSB) according to a bank’s systemic importance and can range from 1% to 3.5% of risk-weighted assets (RWAs). The G-SIB buffer must be met with CET1 capital. In November 2023, the FSB published an update to its list of G-SIBs, maintaining the
1.5% G-SIB buffer that applies to the Barclays Group.
The Barclays Group is subject to a ‘combined buffer requirement’ consisting of (i) a capital conservation buffer of 2.5% of RWAs, and (ii) a countercyclical capital buffer (CCyB). The CCyB is based on rates determined by the regulatory authorities in each jurisdiction in which the Barclays
Group maintains exposures. In the UK, the CCyB rate is set by the FPC and is currently 2%.
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F	108
The PRA requires UK firms to hold additional capital to cover risks which the PRA assesses are not fully captured by the Pillar 1 capital requirement. The
PRA sets this additional capital requirement (Pillar 2A) at least annually, derived from each firm's individual capital guidance. Under current PRA rules, the Pillar 2A requirement must be met with at least 56.25% CET1 capital and no more than 25% tier 2 capital. In addition, the capital that firms use to meet their minimum requirements (Pillar 1 and Pillar 2A) cannot be counted towards meeting the combined buffer requirement.
The PRA may also impose a confidential 'PRA buffer' to cover risks over a forward looking planning horizon, including with regard to firm-specific stresses or management and governance weaknesses. The PRA buffer must be met separately to the combined buffer requirement, and must be met fully with CET1 capital.
In addition, Barclays Bank PLC is subject to prudential regulation by the PRA on a solo-consolidated basis and is required to meet a minimum Common
Equity Tier 1 (CET1) ratio of 10.5% comprising a 4.5% Pillar 1 requirement, a 2.5% capital conservation buffer, a 0.7% countercyclical buffer and a 2.9%
Pillar 2A add on. Barclays Bank Ireland PLC is identified as a O-SII (Other Systemically Important Institutions) by the CBI, which has imposed an O-SII buffer on Barclays Bank Ireland PLC of 1%.
On 30 November 2022, the PRA published a consultation paper concerning the implementation of the remaining Basel III standards, which include a revised standardised approach for credit risk, the elimination of modelled approaches for certain credit risk exposure categories, a new standardised approach for operational risk, a new market risk approach and the implementation of an output floor requiring reported RWAs calculated under standardised and modelled approaches to be a minimum of 72.5% of fully standardised calculations. In December 2023 the PRA published its first collection of near-final policy proposals for implementing these measures, including those for market risk, operational risk and the Credit Valuation
Adjustment (CVA) and counterparty credit risk. A further collection of policies, including those for credit risk and credit risk mitigation, are expected to be published by the PRA in Q2 2024. The implementation date for these standards has been extended to 1 July 2025. In June 2023, the EU reached a provisional agreement on the implementation of the remaining parts of the Basel III reforms. In December 2023, the preparatory bodies of the Council and Parliament endorsed this banking package. It consists of a legislative act to amend the Capital Requirements Directive (Directive 2013/36/EU), and
a legislative act to amend the Capital Requirements Regulation (Regulation No (EU)2013/575) (referred to as CRR III and CRD VI, respectively). The relevant measures are scheduled to apply from January 2025 and mid-2025 respectively.
In October 2021, the FPC and PRA published a policy statement setting out changes to the leverage ratio framework, including applying the leverage ratio requirement on an individual basis and making sub-consolidation available as an alternative to individual application where a firm has subsidiaries that can be consolidated. Barclays Bank PLC applied for this sub-consolidated permission which was approved by the PRA and took effect from 1
January 2023.
In the US, the Barclays Bank Group (including BUSL) is subject to prudential requirements for large domestic US banking organisations, foreign banking organisations and their intermediate holding companies (IHCs) set by the FRB and other US regulatory agencies. BUSL is a “Category III” IHC. BUSL (and
Barclays Bank Delaware) is subject to reduced (calibrated at 85%) standardised liquidity requirements, including the liquidity coverage ratio and NSFR.
BUSL is also subject to the FRB’s rules regarding single counterparty credit limits (SCCL). The SCCL apply to the largest US BHCs and foreign banks’ (including the Barclays Bank Group’s) US operations. The SCCL creates two separate limits for foreign banks, the first on combined US operations
(CUSO) and the second on the US IHC (BUSL). The SCCL for BUSL, as a US BHC, requires that exposure to an unaffiliated counterparty of BUSL not exceed 25% of BUSL’s tier 1 capital. With respect to the CUSO, the SCCL rule allows certification to the FRB that a foreign bank complies with comparable home country regulation.
Barclays Bank PLC has complied with the CUSO requirement since 1 January 2022, with the first certification applicable for its Q1 2022 results. To date,
Barclays Bank PLC has not relied on home country certification.
In July 2023, the FRB and other US regulatory agencies proposed changes to the regulatory capital rules applicable to US banks, BHCs and IHCs with total consolidated assets of $100 billion or more (Large Banking Organizations). These changes are intended to be broadly consistent with revisions to
Basel III finalised by the Basel Committee on Banking Supervision in 2017. The US proposal would end the use of internal models for credit risk, credit valuation adjustments, and operational risk, create an expanded risk-based credit capital approach in addition to retaining a modified version of the current standardised approach, and make changes to the modeling requirements for market risk. A Large Banking Organization would be required to calculate its risk-based capital ratios under both the expanded risk-based approach and the current standardised approach and would use the lower of the two. All capital buffer requirements would apply regardless of whether the expanded risk-based approach or the existing standardised approach produces the lower ratio. The proposal was subject to a public comment period which ended on 16 January 2024, and would not be effective until 1 July
2025. Certain aspects of the proposal would be subject to a three-year phase-in period. We are analysing the potential effects of the proposed changes, including the timing of implementation.
Stress testing
The Barclays Group and certain of its members, including Barclays Bank PLC, are subject to supervisory stress testing exercises in a number of jurisdictions, designed to assess the resilience of banks to adverse economic or financial developments and ensure that they have robust, forward-
looking capital planning processes that account for the risks associated with their business profile. Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on such elements as data provision and stress testing capability, including model risk management and internal management processes and controls.
Recovery and Resolution
Stabilisation and resolution framework
The current UK framework for recovery and resolution was established by the Banking Act 2009, as amended. The EU framework was established by the
2014 Bank Recovery and Resolution Directive (BRRD), as amended by BRRD II.
The BoE, as the UK resolution authority, has the power to resolve a UK financial institution that is failing or likely to fail by exercising certain stabilisation tools, including (i) bail-in: the cancellation, transfer or dilution of a relevant entity’s equity and write-down or conversion of the claims of a relevant entity's unsecured creditors (including holders of capital instruments) and conversion of those claims into equity as necessary to restore solvency; (ii)
the transfer of all or part of a relevant entity's business to a private sector purchaser; and (iii) the transfer of all or part of a relevant entity's business to a
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F	109
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
In addition and distinct from bail-in, the BoE has the power to permanently write-down, or convert into equity, tier 1 capital instruments, tier 2 capital instruments and internal eligible liabilities at the point of non-viability of an institution pursuant to broader resolution powers under the Banking Act.
The BoE’s preferred approach for the resolution of the Barclays Group is a bail-in strategy with a single point of entry at Barclays PLC. Under such a strategy, Barclays PLC’s subsidiaries (including entities within Barclays Bank Group) would remain operational while Barclays PLC’s capital instruments and eligible liabilities would be written down or converted to equity in order to recapitalise the Barclays Group and allow for the continued provision of services and operations throughout the resolution. The order in which the bail-in tool is applied reflects the hierarchy of capital instruments under applicable UK legislation and rules and otherwise respecting the hierarchy of claims in an ordinary insolvency. Accordingly, the more subordinated the claim, the more likely losses will be suffered by owners of the claim.
The PRA has made rules that require authorised firms to draw up recovery plans and resolution packs. Recovery plans are designed to outline credible actions that authorised firms could implement in the event of severe stress in order to restore their business to a stable and sustainable condition. The submission of resolution packs was suspended by the PRA in 2018 until further notice and replaced by annual resolution reporting. It continues to be suspended pending PRA assessment of areas of potential duplication between different reporting expectations. The Barclays Group, however, is required to provide the PRA with a recovery plan biennially, although the Group maintains and refreshes this on an annual basis.
Removal of potential impediments to an orderly resolution of a banking group or one or more of its subsidiaries is considered as part of the BoE’s resolution planning for each firm, and the BoE can require firms to make significant changes in order to enhance their resolvability. Under the BoE’s
Resolvability Assessment Framework (RAF), firms are required to have in place capabilities covering three resolvability outcomes: (i) adequate financial resources; (ii) being able to continue to do business through resolution and restructuring; and (iii) being able to communicate and co-ordinate within the firm and with authorities. Barclays Group’s second self-assessment report on resolvability under the RAF was submitted to the PRA/BoE in 2023 and public disclosures by both Barclays Group and the PRA/BoE on the most recent report are due in June 2024. Updated reports and disclosures are required every two years. The BoE’s assessment on the 2021 report, published in June 2022, concluded that there were no shortcomings, deficiencies or substantive impediments identified in the Barclays Group’s resolution capabilities that could impede its ability to execute the preferred resolution strategy. In future, should any such issues be identified, the PRA/BoE could exercise its various powers to direct the Barclays Group to address the relevant issues.
While regulators in many jurisdictions have indicated a preference for single point of entry resolution for the Barclays Group, additional resolution or bankruptcy provisions may apply to certain non-UK Barclays Bank Group entities or branches.
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
In the US, Title I of the DFA, as amended, and the implementing regulations issued by the FRB and the FDIC require each bank holding company with assets of $250bn or more, including those within the Barclays Group, to prepare and submit a plan for the orderly resolution of subsidiaries and operations in the event of future material financial distress or failure. The Barclays Group submitted a “targeted plan” in December 2021. The agencies did not identify any shortcomings or deficiencies with the Barclays Group’s 2021 US Resolution Plan. In August 2023, the FRB and FDIC proposed new guidance for triennial full filers (such as the Barclays Group) that would affect the content required to be included in the US Resolution Plan. The proposal generally represents an expansion of the current 165(d) resolution planning guidance the Barclays Group is subject to as a “specified foreign banking organization.” The Barclays Group’s next submission of the US Resolution Plan in respect of its US operations will be a “full plan” due 31 March
2025, unless the FRB and FDIC provide a further extension.
Barclays Bank Ireland PLC is required by the ECB to submit a standalone BRRD compliant recovery plan on an annual basis. As a Significant Institution under direct ECB supervision, Barclays Bank Ireland PLC falls within the remit of the Single Resolution Board (SRB), as the resolution authority for the
European Banking Union. Under the provisions of the BRRD and EU Single Resolution Mechanism Regulation (SRMR), the SRB is required to determine the optimal resolution strategy for Barclays Bank Ireland PLC and, also, to prepare a resolution plan for the bank. The SRB undertakes this work within the context of the BoE’s preferred resolution strategy of single point of entry with bail in at Barclays PLC. In order to carry out its mandate, the SRB collects detailed structural and other information from Barclays Bank Ireland PLC on a regular basis, as well as engaging with the bank to identify and address impediments to resolution. This work is done in coordination with the BoE, as the Barclays Group resolution authority. Barclays Bank Ireland
PLC is required to meet the SRB’s requirements for resolution as set out in the SRB’s ‘Expectations for Banks’ document by 31 July 2024 (this deadline was extended by the SRB in October 2023 from the original deadline of 31 December 2023).
In April 2023, the EU Commission proposed certain reforms to strengthen the EU’s bank crisis management and deposit insurance (CMDI) framework, including extending depositor protection to public entities and client money deposited in certain types of client funds. The EU legislative process remains ongoing. Provisional agreement was reached in December 2023 between the Council and the European Parliament on the treatment of internal
MREL in bank resolution groups, referred to as the ‘Daisy Chains’ proposal (a confined part of the CMDI proposals). This treatment is expected to apply from the second half of 2024.
TLAC and MREL
The Barclays Group is under the supervision of the BoE, as the UK resolution authority, and is subject to a Minimum Requirement for Own Funds and
Eligible Liabilities (MREL), which includes a component reflecting the FSB’s standards on total loss absorbency capacity (TLAC).
Since 1 January 2022, G-SIBs with resolution entities incorporated in the UK have been required to meet an MREL equivalent to the higher of: (i) two times the sum of their Pillar 1 and Pillar 2A requirements; or (ii) the higher of two times their leverage ratio requirement or 6.75% of leverage exposures.
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F	110
Internal MREL for operating subsidiaries is subject to a scalar in the 75-90% range of the external requirement that would apply to the subsidiary if it were a resolution entity. The starting point for the scalar is 90% for ring-fenced bank sub-groups.
Barclays Bank Ireland PLC is subject to the SRB’s MREL policy, as issued in May 2023, in respect of the internal MREL that it will be required to issue to
Barclays Bank Group. The SRB’s current calibration of internal MREL for non-resolution entities is expressed as two ratios that have to be met in parallel:
(a) two times the sum of: (i) the firm’s Pillar 1 requirement; and (ii) its Pillar 2 requirement; and (b) two times the leverage ratio requirement. The SRB’s policy does not apply any scalar in respect of the internal MREL requirement. Under the SRB MREL policy, a bank specific adjustment can be applied by the SRB to MREL requirements. From 1 January 2024, a revised deduction regime will apply for the indirect subscription of instruments eligible for internal MREL to avoid the double-counting of MREL elements at the level of intermediate entities within a resolution group.
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
Bank Levy and FSCS
The BRRD established a requirement for EU member states to set up a pre-funded resolution financing arrangement with funding equal to 1% of covered deposits by 31 December 2024 to cover the costs of bank resolutions. The UK implemented this requirement by way of a tax on the balance sheets of banks known as the ‘Bank Levy’, which remains in place.
In addition, the UK has a statutory compensation fund called the Financial Services Compensation Scheme (FSCS), which is funded by way of annual levies on most authorised financial services firms.
Structural reform
In the UK, the Financial Services (Banking Reform) Act 2013 put in place a framework for ring-fencing certain operations of large banks. Ring-fencing requires, among other things, the separation of the retail and smaller deposit-taking business activities of UK banks into a legally distinct, operationally separate and economically independent entity (a ‘ring-fenced bank’), which is not permitted to undertake a range of activities. In 2023, HM Treasury issued a public call for evidence on aligning the ring-fencing and resolution regimes, amongst other things, and a consultation on reforms to the ring-
fencing regime, including amendments to the thresholds above which the regime applies, permitting ring-fenced banks to establish branches and subsidiaries outside the UK or the EEA and the introduction of a transitional period for compliance with the ring-fencing regime following mergers or acquisitions. HM Treasury plans to introduce legislation to implement these reforms in early 2024. The PRA consulted on complementary reforms to
HM Treasury's proposals in 2023 and, separately, conducted a review of its ring-fencing rules in compliance with its statutory duty under FSMA to do so every five years. The PRA announced in early 2024 that it intends to consult on targeted reforms to its ring-fencing rules as a result of its review, although the overall conclusion was that most of those rules are performing satisfactorily.
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
Market infrastructure regulation
In recent years, regulators as well as global-standard setting bodies such as the International Organization of Securities Commissions (IOSCO) have focused on improving transparency and reducing risk in markets, particularly risks related to over-the-counter (OTC) derivative transactions. This focus has resulted in a variety of new regulations across the G20 countries and beyond that require or encourage on-venue trading, clearing, posting of margin and disclosure of pre-trade and post-trade information.
In particular, the Markets in Financial Instruments Directive and Markets in Financial Instruments Regulation (collectively referred to as MiFID II) have affected many of the markets in which the Barclays Bank Group operates, the instruments in which it trades and the way it transacts with market counterparties and other customers. MiFID II is currently undergoing a review process in the EU as part of the EU’s ongoing focus on the development of a stronger Capital Markets Union. In the UK, FSMA 2023 introduced reforms to remove certain requirements which were previously applicable to trading in wholesale markets and to promote investment in line with the Wholesale Markets Review. Other changes proposed by the review are being progressed by way of amendments to regulatory rules and guidance.
Regulation of benchmarks
The EU and UK Benchmarks Regulation apply to the administration, contribution and use of benchmarks within the EU and the UK, respectively.
Financial institutions within the EU or the UK, as applicable, are prohibited from using benchmarks unless their administrators are authorised, registered or otherwise recognised in the EU or the UK, respectively. This prohibition does not currently apply in respect of third country benchmark administrators, as the prohibition on usage of such benchmarks will take effect from the end of 2025 (EU) and 2030 (UK). The FCA has also been working to phase out use of LIBOR, with all LIBOR panels now having ended. Synthetic versions of GBP and USD LIBOR have been made available only for a limited period of time for holders of legacy contracts. Global regulators in conjunction with the industry have developed and are continuing to develop alternative benchmarks and risk-free rate fallback arrangements, including updates to existing, as well as new, applicable legislation.
Regulation of the derivatives market
The European Market Infrastructure Regulation (EMIR) introduced requirements designed to improve transparency and reduce the risks associated with the derivatives market. EMIR has operational and financial impacts on the Group, including by imposing collateral requirements and a requirement to centrally clear certain OTC derivatives contracts on a broad range of market participants. Access to the clearing services of certain Central
Counterparties (CCPs) used by Barclays Bank Group entities is currently permitted under temporary equivalence and recognition regimes and decisions in the UK and EU. If not extended or made permanent, the EU’s equivalence decision for UK Central Counterparties (CCPs), and exemption for certain intragroup transactions from the EMIR derivatives clearing and margin obligations, both due to expire at the end of June 2025, could also have
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F	111
operational and financial impacts on the Barclays Bank Group, as could the removal of temporary recognition of non-UK CCPs by the UK. The EU has introduced two legislative proposals to amend EMIR which introduce, inter alia, changes to the intragroup transactions exemption making it easier to rely on the exemption, as well as aiming to reduce the concentration of exposures to systemically important third-country central counterparties (in particular, UK Central Counterparties). The legislative process is ongoing.
US regulators have imposed similar rules as in the EU with respect to the mandatory on-venue trading and clearing of certain derivatives, and post-trade transparency, as well as in relation to the margining of OTC derivatives. In December 2017, the CFTC and the European Commission recognised the trading venues of each other’s jurisdiction to allow market participants to comply with mandatory on-venue trading requirements while trading on certain venues recognised by the other jurisdiction. In December 2022, the CFTC extended temporary relief that would permit trading venues and market participants located in the UK to continue to rely on this mutual recognition framework following the withdrawal of the UK from the EU.
Certain participants in US swap markets are required to register with the CFTC as ‘swap dealers’ or ‘major swap participants’ and/or, with the SEC as
‘security-based swap dealers’ or ‘major security-based swap participants’. Such registrants are subject to CFTC and/or SEC regulation and oversight.
Barclays Bank PLC is provisionally registered with the CFTC as a swap dealer and conditionally registered with the SEC as a security-based swap dealer.
In addition, Barclays Bank Ireland PLC is provisionally registered as a Swap Dealer with the CFTC.
Accordingly, Barclays Bank PLC and Barclays Bank Ireland PLC are both subject to CFTC rules on business conduct, record-keeping and reporting, and
Barclays Bank PLC is subject to SEC rules on business conduct, record-keeping and reporting. However, since Barclays Bank PLC and Barclays Bank
Ireland PLC are non-US swap dealers, they are only subject to certain of the CFTC’s requirements in respect of swap transactions with US persons and certain persons guaranteed by or affiliated with US persons. In addition, since Barclays Bank PLC is a non-US security-based swap dealer, it is only subject to certain of the SEC’s requirements in respect of security-based swap transactions with US persons or which are arranged, negotiated, or executed by US personnel. Additionally, Barclays Bank PLC and Barclays Bank Ireland PLC have elected to comply with certain CFTC/SEC requirements, as applicable, through ‘substituted compliance’ with EU/UK requirements pursuant to relevant determinations and related relief issued by the SEC and the CFTC, as applicable.
Barclays Bank PLC and Barclays Bank Ireland PLC are subject to FRB rules on capital and margin.
In 2022, the SEC proposed new rules that would require any person with a security-based swap position (aggregated across all affiliated persons) that exceeds any of the thresholds specified by the SEC to promptly report certain information by the next business day, including the identity of the reporting person and the security-based swap position, as well as the ownership of securities positions related to the security-based swap position.
Such reports would be available publicly. If adopted as proposed, this rule could increase the burden and cost to Barclays Bank PLC of utilising security-
based swaps.
Other regulatory developments in the US
In 2023, the SEC finalised amendments to shorten the standard settlement cycle for most broker-dealer transactions in securities from two business days after the trade (T+2) to one business day after the trade (T+1), which requires significant changes to BCI’s settlement procedures and practices, and introduced new rules requiring market-wide improvements in the rate of same-day affirmations and on central matching service providers.
On 13 October 2023, the SEC adopted new rules to establish broad reporting requirements of the terms of securities loans to FINRA for public dissemination, and requiring FINRA to make publicly available certain information it receives regarding those lending transactions.
On 13 October 2023, the SEC adopted new rules requiring a wide range of firms to file monthly reports with the SEC for large short positions in equity securities on a new Form SHO and amendments to the National Market System plan governing the Consolidated Audit Trail, which adds an additional reporting requirement for CAT-reporting firms relying on the bona fide market maker exception to Reg SHO’s locate requirement.
On 30 October 2023, the SEC issued exemptive relief, which exempts broker-dealers from their information review obligations concerning the issuer of an over-the-counter security prior to publication or submission of a quotation in that security with respect to a fixed-income security to be sold in compliance with the safe harbor in Rule 144A under the Securities Act of 1933.
On 13 December 2023, the SEC adopted rule amendments under the Exchange Act that, among other things, will mandate central clearing of certain US
Treasury securities transactions and amend the broker-dealer customer protection rule as it applies to margin posted for transactions in US Treasury securities. These rule amendments could impose additional costs on the Group’s Treasury securities trading activity. The SEC has also put forth a number of other recent proposals that, if adopted, could have a significant impact on the Barclays Bank Group’s business and operations, including a series of market structure proposals which would have a significant impact on securities trading activity by BCI and other Barclays Bank Group entities, as the SEC proposals would (a) impose a new SEC best execution obligation on securities broker-dealers, including BCI, (b) require that certain individual investor orders be exposed to auctions before they could be executed internally by certain trading centres, and (c) amend certain rules under
Regulation NMS (National Market System) to adopt variable minimum pricing increments, reduce access fee caps for protected quotations, require that the amount of exchange fees and rebates be determinable at the time of execution, and update and expand to certain broker-dealers the disclosures required for order executions in NMS stocks, among other changes.
Other regulation
Consumer protection, culture and diversity and inclusion
In July 2023, the FCA’s new Consumer Duty came into force for new and existing products or services that are open to sale or renewal. It will apply to closed products and services from 31 July 2024. The duty sets higher expectations for the standard of care that firms provide to retail customers and impacts all aspects of Barclays’ retail businesses, including every retail customer journey, product and service as well as our relationships with partners, suppliers and third parties. This has resulted in significant implementation costs and there will also be higher ongoing costs for the industry as a result of extensive monitoring and evidential requirements.
Our regulators have enhanced their focus on the promotion of cultural values as a key area for banks. The UK regulators have also begun focusing on diversity and inclusion in financial services firms, with the PRA and FCA having published a consultation on the introduction of a new regulatory framework on diversity and inclusion in September 2023. The UK regulators expect to publish final rules on this issue in 2024.
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F	112
FSMA 2023 contains provisions mandating that the Payment Systems Regulator (PSR) require the reimbursement of authorised push payment scams by payment service providers, including Barclays. This reimbursement requirement will be split 50:50 between the sending and receiving firms. Changes to the rules of the Faster Payments Scheme and a new Specific Direction issued by the PSR to require reimbursement will take effect in October 2024.
Data protection
Most jurisdictions where Barclays Bank Group operates have adopted or are considering comprehensive laws concerning data protection and privacy.
Regulations regarding data protection are increasing in number, as well as levels of enforcement, as manifested in increased amounts of fines and the severity of other penalties. We expect that personal privacy and data protection will continue to receive attention and focus from regulators, as well as public scrutiny and attention.
The EU’s General Data Protection Regulation (GDPR) and the UK’s General Data Protection Regulation (UK GDPR) provide a framework of rights and duties designed to safeguard personal data and apply to the activities conducted from an establishment in the EU or the UK, respectively. The extraterritorial effect of the GDPR and the UK GDPR means entities established outside the EU or the UK may fall within the GDPR or the UK GDPR’s ambit when offering goods or services to EU/UK based customers or clients or conducting behavioural monitoring of individuals in the EU/UK. The Data
Protection and Digital Information (No.2) Bill was introduced to the UK Parliament in March 2023, which if enacted will bring some divergence between the EU GDPR and UK GDPR. The UK government has indicated that it expects the Bill to become law in mid-2024, although there is still some uncertainty on timing and content.
The data regime in China is likely to continue to evolve, governing the collection, processing and cross-border transfers of China-based individuals'
personal data and related restricted data (e.g., macro/derived characteristics data which, if tampered with, divulged or destroyed, may endanger China's economic operation, social stability, national security - among other things - having regard to the volume and granularity of the data). In India, the
Digital Personal Data Protection Act, 2023, may be implemented in phases during 2024 and beyond. Except under certain exemptions, its scope would include the processing of personal data in India and would extend to the profiling of, and offering goods and services to, India-based individuals outside of India. As the global data protection regulatory landscape develops, non-compliance with any such requirements and rules could lead to regulatory fines and other penalties.
In the US, Barclays Bank Delaware is subject to the US Federal Gramm-Leach-Bliley Act (GLBA) and the California Privacy Rights Act of 2020, which amended the California Consumer Privacy Act of 2018 and came into effect on 1 January 2023 (CPRA). The GLBA limits the use and disclosure of non-
public personal information to non-affiliated third parties, and requires financial institutions to provide written notice of their privacy policies and practices and implement certain information security policies and practices. Any violations of the GLBA could subject Barclays Bank Delaware to additional reporting requirements or regulatory investigation or audits by the financial regulators. More broadly, the Barclays Bank Group's US operations are subject to the CPRA which applies to personal information that is not collected, processed, sold or disclosed subject to the GLBA. The
CPRA requires applicable members of the Barclays Bank Group to both provide California residents with additional disclosures regarding the collection, use and sharing of personal information and grant California residents access, deletion, correction and other rights, including the right to opt-out of certain sales or transfers of personal information and the right to limit the processing of sensitive personal information to certain purposes. Any violations of the CPRA may be subject to enforcement by the California Privacy Protection Agency and the California Attorney General and the
imposition of monetary penalties, as well as potential lawsuits arising from the private right of action provided to California residents in the case of certain data breaches. Bills proposed in the United States Congress and in the legislatures of various US states, if enacted, may have further impact on the data privacy practices of Barclays’ US operations. In addition, all 50 states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others.
Cybersecurity and operational resilience
Regulators globally continue to focus on cybersecurity risk management, organisational operational resilience and overall soundness across all financial services firms, with customer and market expectations of uninterrupted access to financial services remaining at an all-time high.
The regulatory focus has been further heightened by the increasing number of high-profile ransomware and other supply chain attacks seen across the industry in recent years and the growing reliance of financial services on Cloud and other third party service providers. This is evidenced by the continuing introduction of new laws and regulatory frameworks directed at enhancing resilience of both firms and their critical third party providers. A new UK framework introduced in March 2021 requires firms to be able to remain within impact tolerances set for their important business services, in severe but plausible disruption scenarios such as a cyber attack, by no later than 31 March 2025. FSMA 2023 introduced a new regime for designated critical third party providers, and in December 2023 the FCA and PRA issued a consultation on proposed rules and guidance for supervising the resilience of critical third party providers.
The EU’s Digital Operational Resilience Act (DORA) entered into force in January 2023 and will apply in early 2025 (after a two-year implementation period), introducing comprehensive and sector specific regulation on Information Communication Technologies (ICT) incident reporting, testing and third party risk management, and providing for direct oversight of critical third party providers servicing the EU financial services sector. The existing and anticipated requirements for increased controls will serve to improve industry standardisation and resilience capabilities, enhancing our ability to deliver services during periods of potential disruption. However, such measures are likely to result in increased technology and compliance costs for the
Group.
In 2023, the SEC finalised disclosure rules regarding cybersecurity risk management, governance and incident reporting by US-listed companies, including foreign private issuers such as Barclays PLC and Barclays Bank PLC. The new rules require foreign private issuers to annually disclose the policies and procedures relied upon to identify and manage cybersecurity risks, including risk management strategy and whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the issuer, its business strategy, results of operations or financial condition. In addition, Barclays PLC and Barclays Bank PLC must annually describe
Barclays’ board of directors’ oversight of risks from cybersecurity threats, the board committee responsible for the oversight of such risks, and the processes by which the board or such committee is informed thereof; and details of management’s expertise and role in assessing and managing material risks from cybersecurity threats. If Barclays PLC or Barclays Bank PLC are required or determine to disclose material cybersecurity incidents under home country or stock exchange rules, they are required to also furnish this information with the SEC on the SEC's website, in accordance with their obligations as foreign private issuers.
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F	113
Similarly, NYDFS amended its cybersecurity regulation applying to the New York Branch of Barclays Bank PLC. The NYDFS's amended cybersecurity regulation contains significant updates, including enhanced notification requirements, cybersecurity governance obligations, and requirements applicable to cybersecurity policies and procedures (e.g., encryption and multi-factor authentication, business continuity and incident response plans, and vulnerability management).
Regulatory initiatives on ESG disclosure
The EU Regulation on Sustainable Finance Disclosures (SFDR) and related Delegated Regulations require financial market participants (FMPs) to disclose how they integrate environmental, social and governance factors in their investment decisions for certain financial products and to publish principal adverse impact statements. The SFDR applies to entities established in the EU and in-scope products marketed in the EU, regardless of the location of the entity. The SFDR is currently under review by the Commission.
In addition, the EU Taxonomy Regulation provides for a general framework for the development of an EU-wide classification system for environmentally sustainable economic activities. It sets mandatory entity-level disclosure requirements for companies which fall under the scope of the EU Accounting
Directive, in relation to eligibility and alignment of their business activities with the EU Taxonomy Regulation. The EU Taxonomy Regulation also imposes product level disclosure obligations for FMPs on the extent to which their financial products are Taxonomy aligned or not. The taxonomy, and with it the Taxonomy Regulation, is under review to include further sectors and, for example, social elements.
The EU Corporate Sustainability Reporting Directive will introduce sustainability related reporting obligations for various entities, including EU banks and certain non-EU companies and banks (by virtue of having EU listings or significant business in the EU), with reporting to commence on a phased basis from the financial year 2024. Related technical sustainability reporting standards have been developed by the European Financial Reporting Advisory
Group.

The second EU Capital Requirements Regulation established, for certain large financial institutions, a Pillar 3 disclosure framework for information on environmental, social and governance risks, including physical risks and transition risks. Amendments proposed by the CRR III and CRD VI banking package will extend the scope of these disclosures and the emphasis on ESG. The ECB has made, and continues to regard, the supervision of the approach of institutions to ESG risk a priority.
In December 2023, the European Council and Parliament institutions reached political agreement on the Directive on Corporate Sustainability Due
Diligence, which will require EU firms, and certain non-EU firms, including financial institutions, to carry out due diligence with regard to their own operations and companies in their upstream value chain, in order to identify and prevent, bring to an end or mitigate the adverse impact of their activities on human rights and the environment. Firms will also be required to establish a climate change transition plan. These obligations are expected to come into force on a phased basis from the second half of 2027, at the earliest.
In the UK, the FCA published final rules on the UK Sustainability Disclosure Requirements regime in November 2023 which set out new requirements to prepare sustainability-related product and entity level disclosures for certain firms, as well as a new sustainable investment labelling regime and anti-
greenwashing rule applicable to all authorised firms. Currently, the new anti-greenwashing rule (and associated guidance) is due to apply from 31 May
2024, whilst the rest of the changes will take effect on a phased basis, beginning in the second half of 2024. The UK Government has expressed its intention to consider how best to incorporate the Taskforce on Nature-related Financial Disclosures framework for nature-related risk management and disclosures into UK legislation and to consult on introducing Transition Plan Taskforce Disclosure Framework (TPT Framework) related requirements for the UK’s largest companies. The Government is also progressing plans to endorse UK Sustainability Disclosure Standards based on the International
Sustainability Standards Board (ISSB) sustainability reporting standards (IFRS S1 on general requirements for sustainability disclosures and IFRS S2 on climate disclosures) for use in the UK by July 2024. The FCA plans to consult in 2024 on incorporating provisions relating to the ISSB standards and TPT
Framework into its Handbook. Additionally, TCFD-aligned reporting requirements apply to UK publicly quoted companies, large private companies and
LLPs (in addition to existing TCFD-related reporting requirements under the Listing Rules).
In the UK, the UK Government has confirmed its intention to develop a UK Green Taxonomy, and the Green Technical Advisory Group continues to publish advice and reports on the development of a Green Taxonomy. Reporting against the Taxonomy will form part of the UK’s new Sustainability
Disclosure Requirements (SDR). Certain companies will be required to disclose which portion of their activities are Taxonomy-aligned. The structure of the Taxonomy is expected to draw on the EU approach and has six environmental objectives (climate change mitigation, climate change adaptation, sustainable use and protection of water and marine resources, transition to a circular economy, pollution prevention and control and protection and restoration of biodiversity).
In March 2022, the SEC proposed climate related-disclosure requirements for US-listed companies (which would include Barclays PLC and Barclays
Bank PLC) that would, among other things, require disclosure of direct and indirect greenhouse gas emissions, with certain emissions disclosures subject to third-party attestation requirements; climate-related scenario analysis (if the issuer conducts scenario analysis), together with qualitative and quantitative information about the hypothetical future climate scenarios used in its analysis; climate transition plans or climate-related targets or goals, along with disclosure of progress against any such plans, targets or goals; climate-related risks over the short-, medium- and long-term; qualitative and quantitative information regarding climate-related risks and historical impacts in audited financial statements; corporate governance of climate-related risks; and climate-related risk-management processes. In addition, bills proposed or adopted by the legislatures of certain US states may impose additional or stricter climate related-disclosure requirements on businesses operating in such US states. For example, in October 2023, California adopted the Climate Corporate Data Accountability Act (SB-253) and the Greenhouse Gases: Climate-Related Financial Risk bill (SB-261) which are expected to apply commencing in 2026. Barclays is monitoring such legislative developments and their impact on Barclays’ US operations and reporting obligations.
Sanctions and financial crime
The UK Bribery Act 2010 introduced a new form of corporate criminal liability focused broadly on a company’s failure to prevent bribery on its behalf.
The Criminal Finances Act 2017 introduced new corporate criminal offences of failing to prevent the facilitation of UK and overseas tax evasion. In 2023, the Economic Crime and Corporate Transparency Act 2023 became law. This creates a new offence of failing to prevent a person associated with the
Group from committing fraud for the benefit of the Group. These pieces of legislation have broad application and in certain circumstances may have extraterritorial impact on entities, persons or activities located outside the UK, including Barclays PLC’s subsidiaries outside the UK. The UK Bribery Act requires the Barclays Bank Group to have adequate procedures to prevent bribery which, due to the extraterritorial nature of the Act, makes this both complex and costly. Additionally, the Criminal Finances Act requires the Barclays Bank Group to have reasonable procedures in place to prevent the
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F	114
criminal facilitation of tax evasion by persons acting for, or on behalf of, the Barclays Bank Group. The Economic Crime and Corporate Transparency Act
similarly requires the Group to have reasonable procedures in place to prevent a person associated with the Group from committing fraud.
The Sanctions and Anti-Money Laundering Act 2018 (the Sanctions Act) became law in the UK in 2018. Following the UK’s withdrawal from the EU, the
Sanctions Act allowed for the adoption of an autonomous UK sanctions regime which came into force in 2021, as well as a more flexible licensing regime post-Brexit. This regime applies within the UK and in relation to the conduct of all UK persons wherever they are in the world; it also applies to overseas branches of UK companies (including the Barclays Bank PLC New York branch).
Within the EU, there is a system of autonomous sanctions by which the European Council adopts a decision made by the EU’s Common Foreign and
Security Policy. The measures stated in the Council decision are either implemented at the EU level, by way of Regulation, or at a national level in
Member States. Regulations are binding and directly effective throughout the EU. Each measure will specify the territorial scope of the relevant sanctions but these can apply broadly within the territory of any EU Member States and to EU nationals wherever they are located as well as to third country branches of EU companies. The EU enforces its anti-money laundering regime through the Fourth Anti-Money Laundering Directive (EU)
2015/849 and the Fifth Anti-Money Laundering Directive (EU) 2018/849 with further changes being proposed through the Sixth Anti-Money
Laundering Directive and a package of further reforms currently under discussion.
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
In some cases, US state and federal regulations addressing sanctions, money laundering and other financial crimes may impact entities, persons or activities located or undertaken outside the US, including Barclays PLC and its subsidiaries. US government authorities have aggressively enforced these laws against financial institutions in recent years. As a result of the conflict in Ukraine, there has been an increased regulatory focus on sanctions compliance in various jurisdictions, including the US, UK and EU. Failure of a financial institution to ensure compliance with such laws could have serious legal, financial and reputational consequences for the institution.
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F	115
Detailed analysis of our consolidated financial statements, independently audited and providing in-
depth disclosure on the financial performance of Barclays Bank Group.

Consolidated financial statements		Page	Note
	▪Report of independent registered public accounting firm ID 1118	117
	▪Consolidated income statement	120
	▪Consolidated statement of comprehensive income	121
	▪Consolidated balance sheet	122
	▪Consolidated statement of changes in equity	123
	▪Consolidated cash flow statement	125
Parent financial statements
	▪Parent balance sheet	126
	▪Parent statement of changes in equity	127
	▪Parent cash flow statement	130
Notes to the financial statements
Performance/return	▪Material accounting policies	131	1
	▪Segmental reporting	135	2
	▪Net interest income	137	3
	▪Net fee and commission income	137	4
	▪Net trading income	140	5
	▪Net investment expense	140	6
	▪Operating expenses	140	7
	▪Credit impairment charges	141	8
	▪Tax	145	9
	▪Dividends on ordinary shares and preference shares	148	10
Assets and liabilities held at fair value	▪Trading portfolio	149	11
	▪Financial assets at fair value through the income statement	149	12
	▪Derivative financial instruments	150	13
	▪Financial assets at fair value through other comprehensive income	157	14
	▪Financial liabilities designated at fair value	157	15
	▪Fair value of financial instruments	158	16
	▪Offsetting financial assets and financial liabilities	168	17
Assets at amortised cost and other investments	▪Property, plant and equipment	169	18
	▪Leases	170	19
	▪Goodwill and intangible assets	171	20
Accruals, provisions, contingent liabilities and legal proceedings	▪Other liabilities	174	21
	▪Provisions	174	22
	▪Contingent liabilities and commitments	175	23
	▪Legal, competition and regulatory matters	175	24
Capital instruments, equity and reserves	▪Subordinated liabilities	180	25
	▪Ordinary shares, preference shares and other equity	183	26
	▪Reserves	185	27
Employee benefits	▪Staff costs	186	28
	▪Share-based payments	186	29
	▪Pensions and post-retirement benefits	188	30
Scope of consolidation	▪Principal subsidiaries	194	31
	▪Structured entities	195	32
	▪Investments in associates and joint ventures	198	33
	▪Securitisations	199	34
	▪Assets pledged, collateral received and assets transferred	200	35
Other disclosure matters	▪Related party transactions and Directors’ remuneration	202	36
	▪Disposal of businesses	205	37
	▪Auditor’s remuneration	205	38
	▪Assets and liabilities included in disposal group classified as held for sale	205	39
	▪Barclays Bank PLC (the Parent Company) - income statement	207	40
	▪Parent statement of comprehensive income	208
	▪Related undertakings	217
Financial statements
Contents

Barclays Bank PLC 2023 Annual Report on Form 20-F	116
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Barclays Bank PLC:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Barclays Bank PLC and subsidiaries (the Company) as of December 31, 2023 and
2022, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2023, and the related notes and specific disclosures described in Note 1 of the consolidated financial statements as being part of the consolidated financial statements (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
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
Impairment allowance for loans and advances at amortised cost, including off-balance sheet elements of the allowance
As discussed in Note 8 to the consolidated financial statements, and in the Credit risk management (audited) disclosures on pages 52 to 85, the
Company’s impairment allowance for loans and advances, including off-balance sheet elements at amortised cost was £4,514m as at 31 December
2023.
We identified the assessment of impairment allowance for loans and advances at amortised cost, including off balance sheet elements as a critical audit matter. A high degree of audit effort, including specialised skills and knowledge was required because it involved significant measurement uncertainty.
Complex and subjective auditor judgement was required to assess the following:
•Model estimations – Complex and subjective auditor judgement was applied in assessing the Company’s modelled estimations of Expected
Credit Losses (“ECL”) due to the inherently judgemental nature of the underlying models, namely the IFRS 9 Probability of Default (“PD”)
models, the Loss Given Default (“LGD”) models and the Exposure at Default (“EAD”) models, and the associated model assumptions. Certain
IFRS 9 models and model assumptions are the key drivers of complexity and uncertainty, and minor changes to those models and model assumptions could have a significant effect on the Company’s calculation of the ECL estimate.
•Economic scenarios – Complex and subjective auditor judgement was applied in assessing the forward-looking economic scenarios used by the Company as an input to calculate ECL, the probability weightings applied to them and the complexity of models used to derive the probability weightings.
•Qualitative adjustments – Complex and subjective auditor judgement was applied in assessing certain qualitative adjustments to the model-
driven impairment allowance due to the inherent estimation uncertainty associated with these adjustments.
The following are the primary procedures we performed to address this critical audit matter.
•We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for estimating the impairment allowance for loans and advances at amortised cost, including off-balance sheet elements. This included controls relating to the (1)
application of the staging criteria, (2) model validation, implementation and monitoring, (3) authorisation and calculation of qualitative adjustments and management overlays, (4) selection and implementation of economic variables and the controls over the economic scenario selection and probabilities, and (5) credit reviews that determine customer risk ratings used in the models for a population of wholesale customers.
Report of Independent Registered Public Accounting Firm

Barclays Bank PLC 2023 Annual Report on Form 20-F	117
•We involved credit risk modelling professionals with specialised skills and knowledge, who assisted in the following:
◦evaluating the Company’s impairment methodologies for compliance with IFRS 9;
◦inspecting model code for the calculation of certain components of the ECL model to assess its consistency with the Company’s modelling methodology;
◦evaluating model changes (including the updated model code) for a selection of models which were changed or updated during the year as to whether they were appropriate by assessing the updated model methodology against the applicable accounting standard;
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
•In addition, we involved economic professionals with specialised skills and knowledge, who assisted in:
◦assessing the reasonableness of the Company’s methodology and models used for determining the economic scenarios used and the probability weightings applied to them;
◦assessing key economic variables which included comparing a selection of economic variables to external sources; and
◦assessing the overall reasonableness of the economic forecasts by comparing the Company’s forecasts to our own modelled forecasts.
We evaluated the collective results of the procedures performed to assess the sufficiency of the audit evidence obtained related to the Company’s impairment allowance for loans and advances at amortised cost, including off-balance sheet elements of the allowance.
Valuation of certain Level 3 and Level 2 financial instruments recorded at fair value
As discussed in Note 16 to the Company’s consolidated financial statements, the total balance of financial assets and liabilities recorded at fair value as at December 31, 2023 was £686,338m and £(606,214)m, respectively. This includes Level 3 assets of £16,195m and liabilities of £(6,233)m respectively. The Company has Level 2 financial assets at fair value of £548,595m and financial liabilities at fair value of £(571,403)m. The Company is required to apply valuation techniques which often involve the exercise of significant judgement and the use of assumptions and valuation models over certain Level 3 and Level 2 financial assets and liabilities.
We identified the valuation of certain Level 3 and Level 2 financial instruments recorded at fair value as a critical audit matter. This is because there was significant measurement uncertainty associated with the fair value estimates of these instruments and subjective auditor judgement, including specialised skills and knowledge was required to evaluate pricing data inputs, valuation models and fair value adjustments (FVA), including portfolio-
level FVAs related to credit, collateralisation and funding (commonly referred to as XVAs).
The following are the primary procedures we performed to address this critical audit matter.
•We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to measure fair value of these portfolios. This included controls related to (1) the independent price verification (IPV) of certain pricing data inputs, (2) the determination or calculation of FVAs, including exit price adjustments (to mark the portfolio to bid or offer prices), model shortcoming reserves to address model limitations and XVAs and (3) the validation, completeness, implementation and usage of valuation models including assessment of the impact of model limitations and assumptions.
•For a selection of collateral disputes identified by management, we challenged management’s valuation where significant fair value differences were observable through comparison with the market participant’s valuation on the other side of the trade. We also utilised collateral dispute data to identify fair value financial instruments with significant fair value differences against market counterparties and selected these to independently reprice.
•We performed a retrospective review by inspecting significant gains and losses on a selection of new fair value instruments, historical exit prices on similar instruments and restructurings throughout the audit period and evaluated whether these data points indicated elements of fair value not incorporated into the current valuation methodologies. We also inspected movements in unobservable inputs throughout the period to challenge whether any gain or loss generated was appropriate.
•We involved valuation professionals with specialised skills and knowledge, who assisted in the following:
◦independently re-pricing a selection of fair value financial instruments and challenging management on the valuations where they were outside our tolerance; and
◦challenging the appropriateness of significant models and methodologies used in calculating fair values, risk exposures and in calculating FVAs and XVAs, including comparison to industry practice.
•We inspected trading revenue arising on level 3 positions to assess whether material gains or losses generated were in line with the accounting standards.
UK Pension Scheme – Defined Benefit Obligation (DBO) assumptions
As discussed in note 30 to the consolidated financial statements, the total fair value of the Company’s defined benefit obligation as at 31 December
2023 was £21,420m, of which £20,618m was related to the UK Retirement Fund (UKRF). The determination of the Company’s defined benefit pension
Report of Independent Registered Public Accounting Firm

Barclays Bank PLC 2023 Annual Report on Form 20-F	118
obligation with respect to these plans is dependent on certain actuarial assumptions, including the discount rate, inflation rate (or retail price index) and mortality assumptions.
We identified the valuation of the defined benefit pension obligation in respect of UKRF as a critical audit matter. Subjective and complex auditor judgement, including specialized skills and knowledge, was required in evaluating the discount rates, retail price index (RPI) and mortality assumptions used, as small changes would have a significant impact on the measurement of the defined benefit pension obligation.
The following are the primary procedures we performed to address this critical audit matter:
•we evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s defined benefit obligation process; this included controls related to management’s review of IAS 19 assumptions including discount rate, RPI and mortality assumptions, and
•we involved actuarial professionals with specialized skills and knowledge who assisted in assessing the Company’s discount rate, RPI and mortality assumptions by evaluating those assumptions against expectations derived from external sources.
/s/ KPMG LLP
We have served as the Company’s auditor since 2017.
London, United Kingdom
February 19, 2024
Report of Independent Registered Public Accounting Firm

Barclays Bank PLC 2023 Annual Report on Form 20-F	119

		2023	2022	2021
For the year ended 31 December	Notes	£m	£m	£m
Continuing operations
Interest and similar income	3	24,261	11,779	5,672
Interest and similar expense	3	(17,608)	(6,381)	(2,599)
Net interest income		6,653	5,398	3,073
Fee and commission income	4	8,708	8,171	8,581
Fee and commission expense	4	(3,247)	(2,745)	(1,994)
Net fee and commission income		5,461	5,426	6,587
Net trading income	5	5,980	7,624	5,788
Net investment income/(expense)	6	112	(323)	(80)
Other income		62	69	40
Total income		18,268	18,194	15,408
Staff costs	28	(5,591)	(5,192)	(4,456)
Infrastructure costs	7	(1,073)	(900)	(1,054)
Administration and general expenses	7	(5,755)	(4,879)	(4,375)
Litigation and conduct	7	(44)	(1,427)	(374)
Operating expenses	7	(12,463)	(12,398)	(10,259)
Share of post-tax results of associates and joint ventures		(4)	3	4
Profit/(loss) on disposal of subsidiaries, associates and joint ventures		—	1	(12)
Profit before Impairment		5,801	5,800	5,141
Credit impairment (charges)/releases	8	(1,578)	(933)	277
Profit before tax		4,223	4,867	5,418
Taxation	9	(662)	(485)	(830)
Profit after tax		3,561	4,382	4,588

Attributable to:
Equity holders of the parent		2,753	3,650	3,957
Other equity instrument holders		808	732	631
Total equity holders of the parent		3,561	4,382	4,588
Profit after tax		3,561	4,382	4,588
Consolidated financial statements
Consolidated income statement

Barclays Bank PLC 2023 Annual Report on Form 20-F	120

	2023	2022	2021
For the year ended 31 December	£m	£m	£m
Profit after tax	3,561	4,382	4,588
Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[a]	(1,242)	2,411	(155)
Tax	33	—	—
Fair value through other comprehensive income reserve movement relating to debt securities
Net gains/(losses) from changes in fair value	1,142	(6,376)	(1,383)
Net (gains)/losses transferred to net profit on disposal	(102)	68	(248)
Net (gains)/losses related to (releases of) impairment	(2)	8	(6)
Net (losses)/gains due to fair value hedging	(849)	4,627	1,105
Tax	(54)	449	170
Cash flow hedging reserve
Net gains/(losses) from changes in fair value	2,506	(7,290)	(2,212)
Net losses/(gains) transferred to net profit	1,158	543	(327)
Tax	(1,002)	1,808	740
Other comprehensive income/(loss) that may be recycled to profit or loss	1,588	(3,752)	(2,316)

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	(1,182)	(755)	1,299
Own credit	(983)	2,092	(105)
Tax	609	(156)	(563)
Other comprehensive (loss)/income not recycled to profit or loss	(1,556)	1,181	631

Other comprehensive income/(loss) for the year	32	(2,571)	(1,685)

Total comprehensive income for the year	3,593	1,811	2,903

Attributable to:
Equity holders of the parent	3,593	1,811	2,903
Total comprehensive income for the year	3,593	1,811	2,903
Note
aIncludes £nil gain (2022: £1m gain; 2021: £20m loss) on recycling of currency translation differences.
Consolidated financial statements
Consolidated statement of comprehensive income

Barclays Bank PLC 2023 Annual Report on Form 20-F	121

		2023	2022
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		189,686	202,142
Cash collateral and settlement balances		103,708	107,862
Debt securities at amortised cost		39,046	27,303
Loans and advances at amortised cost to banks		9,024	8,961
Loans and advances at amortised cost to customers		137,177	146,243
Reverse repurchase agreements and other similar secured lending at amortised cost		1,103	725
Trading portfolio assets	11	174,566	133,771
Financial assets at fair value through the income statement	12	204,236	211,128
Derivative financial instruments	13	256,111	302,976
Financial assets at fair value through other comprehensive income	14	51,423	45,084
Investments in associates and joint ventures	33	22	26
Goodwill and intangible assets	20	1,084	1,665
Property, plant and equipment	18	1,262	1,379
Current tax assets		546	737
Deferred tax assets	9	3,888	4,583
Retirement benefit assets	30	3,667	4,743
Assets included in disposal group classified as held for sale	39	3,916	—
Other assets		4,701	4,209
Total assets		1,185,166	1,203,537
Liabilities
Deposits at amortised cost from banks		14,598	20,124
Deposits at amortised cost from customers		287,200	271,455
Cash collateral and settlement balances		92,988	96,811
Repurchase agreements and other similar secured borrowing at amortised cost		28,554	11,965
Debt securities in issue		45,653	60,012
Subordinated liabilities	25	35,903	38,253
Trading portfolio liabilities	11	57,761	72,460
Financial liabilities designated at fair value	15	298,573	272,055
Derivative financial instruments	13	249,880	289,206
Current tax liabilities		411	422
Deferred tax liabilities	9	3	—
Retirement benefit liabilities	30	173	184
Provisions	22	817	858
Liabilities included in disposal group classified as held for sale	39	3,164	—
Other liabilities	21	8,984	10,779
Total liabilities		1,124,662	1,144,584
Equity
Called up share capital and share premium	26	2,348	2,348
Other equity instruments	26	10,765	10,691
Other reserves	27	(363)	(1,464)
Retained earnings		47,754	47,378
Total equity		60,504	58,953
Total liabilities and equity		1,185,166	1,203,537
The Board of Directors approved the financial statements on pages 120 to 208 on 19 February 2024
CS Venkatakrishnan
Barclays Bank Group – Chief Executive Officer
Steven Ewart
Barclays Bank Group – Chief Financial Officer
Consolidated financial statements
Consolidated balance sheet

Barclays Bank PLC 2023 Annual Report on Form 20-F	122

	Called up share capital and share premium[a]	Other equity instruments[a]	Other reserves[b]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2023	2,348	10,691	(1,464)	47,378	58,953
Profit after tax	—	808	—	2,753	3,561
Currency translation movements	—	—	(1,209)	—	(1,209)
Fair value through other comprehensive income reserve	—	—	135	—	135
Cash flow hedges	—	—	2,662	—	2,662
Retirement benefit remeasurement	—	—	—	(846)	(846)
Own credit reserve	—	—	(710)	—	(710)
Total comprehensive income for the year	—	808	878	1,907	3,593
Issue and redemption of other equity instruments	—	74	—	(12)	62
Other equity instruments coupons paid	—	(808)	—	—	(808)
Employee settled Barclays PLC share schemes	—	—	—	409	409
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(442)	(442)
Dividends on ordinary shares	—	—	—	(1,348)	(1,348)
Dividends on preference shares and other shareholders equity	—	—	—	(40)	(40)
Net equity impact on inter Barclays PLC Group transfers	—	—	220	(96)	124
Other reserve movements	—	—	3	(2)	1
Balance as at 31 December 2023	2,348	10,765	(363)	47,754	60,504
Notes
aFor further details refer to Note 26.
bFor further details refer to Note 27.

	Called up share capital and share premium[a]	Other equity instruments[a]	Other reserves[b]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2022	2,348	9,693	861	43,415	56,317
Profit after tax	—	732	—	3,650	4,382
Currency translation movements	—	—	2,411	—	2,411
Fair value through other comprehensive income reserve	—	—	(1,224)	—	(1,224)
Cash flow hedges	—	—	(4,939)	—	(4,939)
Retirement benefit remeasurement	—	—	—	(282)	(282)
Own credit reserve	—	—	1,463	—	1,463
Total comprehensive income for the year	—	732	(2,289)	3,368	1,811
Issue and redemption of other equity instruments	—	998	—	38	1,036
Other equity instruments coupons paid	—	(732)	—	—	(732)
Employee settled Barclays PLC share schemes	—	—	—	419	419
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(413)	(413)
Dividends on ordinary shares	—	—	—	(200)	(200)
Dividends on preference shares and other shareholders equity	—	—	—	(31)	(31)
Own credit realisation	—	—	(36)	36	—
Capital contribution from Barclays Plc	—	—	—	750	750
Other reserve movements	—	—	—	(4)	(4)
Balance as at 31 December 2022	2,348	10,691	(1,464)	47,378	58,953
Notes
aFor further details refer to Note 26.
bFor further details refer to Note 27.
Consolidated financial statements
Consolidated statement of changes in equity

Barclays Bank PLC 2023 Annual Report on Form 20-F	123

	Called up share capital and share premium[a]	Other equity instruments	Other reserves	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2021	2,348	8,621	3,183	39,558	53,710
Profit after tax	—	631	—	3,957	4,588
Currency translation movements	—	—	(155)	—	(155)
Fair value through other comprehensive income reserve	—	—	(362)	—	(362)
Cash flow hedges	—	—	(1,799)	—	(1,799)
Retirement benefit remeasurement	—	—	—	644	644
Own credit reserve	—	—	(13)	—	(13)
Total comprehensive income for the year	—	631	(2,329)	4,601	2,903
Issue and redemption of other equity instruments	—	1,072	—	3	1,075
Other equity instruments coupons paid	—	(631)	—	—	(631)
Employee settled Barclays PLC share schemes	—	—	—	436	436
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(356)	(356)
Dividends on ordinary shares	—	—	—	(794)	(794)
Dividends on preference shares and other shareholders equity	—	—	—	(27)	(27)
Other reserve movements	—	—	7	(6)	1
Balance as at 31 December 2021	2,348	9,693	861	43,415	56,317
Consolidated financial statements
Consolidated statement of changes in equity

Barclays Bank PLC 2023 Annual Report on Form 20-F	124

		2023	2022	2021
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		4,223	4,867	5,418
Adjustment for non-cash items:
Credit impairment charges/(releases)		1,578	933	(277)
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		489	483	683
Provisions and pension charges		63	1,188	85
Net loss on disposal of investments and property, plant and equipment		7	8	12
Other non-cash movements including exchange rate movements		7,567	(13,491)	1,968
Changes in operating assets and liabilities
Net decrease/ (increase) in cash collateral and settlement balances		31	(1,078)	3,633
Net decrease/ (increase) in loans and advances at amortised cost		8,313	(30,617)	(7,190)
Net (increase)/decrease in reverse repurchase agreements and other similar secured lending		(378)	2,452	5,804
Net increase in deposits at amortised cost		10,219	28,751	18,132
Net (decrease)/increase in debt securities in issue		(14,359)	11,624	18,965
Net increase/(decrease) in repurchase agreements and other similar secured borrowing		16,589	(804)	2,326
Net decrease/(increase) in derivative financial instruments		7,539	(8,002)	(3,655)
Net (increase)/decrease in trading portfolio assets		(40,795)	13,100	(19,207)
Net (decrease)/increase in trading portfolio liabilities		(14,699)	19,169	7,152
Net decrease/(increase) in financial assets and liabilities at fair value through the income statement		33,410	(1,978)	(14,960)
Net increase in other assets		(1,301)	(3,311)	(2,235)
Net (decrease)/increase in other liabilities		(1,864)	1,834	2,082
Corporate income tax paid		(265)	(144)	(1,239)
Net cash from operating activities		16,367	24,984	17,497
Purchase of debt securities at amortised cost		(14,901)	(20,014)	(6,931)
Proceeds from redemption or sale of debt securities at amortised cost		2,681	12,925	2,424
Purchase of financial assets at fair value through other comprehensive income		(50,254)	(43,139)	(44,058)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		44,126	42,157	47,601
Purchase of property, plant and equipment and intangibles		(439)	(540)	(758)
Disposal of subsidiaries and associates, net of cash disposed		—	—	65
Other cash flows associated with investing activities		—	—	4
Net cash from investing activities		(18,787)	(8,611)	(1,653)
Dividends paid and other coupon payments on equity instruments		(2,196)	(963)	(1,452)
Issuance of subordinated liabilities	25	5,986	15,381	9,099
Redemption of subordinated liabilities	25	(7,431)	(8,367)	(7,241)
Issue of shares and other equity instruments	26	2,499	3,134	1,072
Repurchase of shares and other equity instruments	26	(2,425)	(2,136)	—
Capital contribution		—	750	—
Vesting of employee share schemes		(442)	(413)	(356)
Net cash from financing activities		(4,009)	7,386	1,122
Effect of exchange rates on cash and cash equivalents		(5,013)	10,235	(4,231)
Net (decrease)/increase in cash and cash equivalents		(11,442)	33,994	12,735
Cash and cash equivalents at beginning of year		219,854	185,860	173,125
Cash and cash equivalents at end of year		208,412	219,854	185,860
Cash and cash equivalents comprise:
Cash and balances at central banks		189,686	202,142	169,085
Loans and advances to banks with original maturity less than three months		7,117	6,229	6,473
Cash collateral balances with central banks with original maturity less than three months		10,325	10,625	9,690
Treasury and other eligible bills with original maturity less than three months		1,284	858	612
Cash and cash equivalents at end of year		208,412	219,854	185,860
Interest received by the Barclays Bank Group was £51,484m (2022: £33,657m; 2021: £11,616m) and interest paid by the Barclays Bank Group was
£43,488m (2022: £26,566m; 2021: £7,493m). These amounts include interest paid and received arising from trading activities.
The Barclays Bank Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £2,973m (2022:
£3,038m; 2021: £4,260m).

Balance sheet

		2023	2022
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		153,701	170,307
Cash collateral and settlement balances		75,271	82,371
Debt securities at amortised cost		33,576	23,877
Loans and advances at amortised cost to banks		15,308	15,377
Loans and advances at amortised cost to customers		227,131	186,529
Reverse repurchase agreements and other similar secured lending at amortised cost		6,876	5,908
Trading portfolio assets		112,654	83,043
Financial assets at fair value through the income statement		263,960	247,325
Derivative financial instruments		225,301	258,708
Financial assets at fair value through other comprehensive income		50,381	43,086
Investments in associates and joint ventures		12	12
Investment in subsidiaries	31	19,105	19,264
Goodwill and intangible assets		104	107
Property, plant and equipment		117	110
Current tax assets		719	891
Deferred tax assets		2,509	3,114
Retirement benefit assets		3,621	4,695
Other assets		3,392	3,188
Total assets		1,193,738	1,147,912
Liabilities
Deposits at amortised cost from banks		13,616	18,615
Deposits at amortised cost from customers		333,687	295,280
Cash collateral and settlement balances		58,292	64,955
Repurchase agreements and other similar secured borrowing at amortised cost		43,951	26,307
Debt securities in issue		24,833	40,166
Subordinated liabilities		35,237	37,656
Trading portfolio liabilities		50,995	52,093
Financial liabilities designated at fair value		351,945	300,851
Derivative financial instruments		221,365	250,567
Current tax liabilities		331	303
Deferred tax liabilities		2	—
Retirement benefit liabilities		71	80
Provisions		477	592
Other liabilities		5,708	7,980
Total liabilities		1,140,510	1,095,445
Equity
Called up share capital and share premium	26	2,348	2,348
Other equity instruments	26	15,472	15,398
Other reserves		(3,209)	(4,552)
Retained earnings		38,617	39,273
Total equity		53,228	52,467
Total liabilities and equity		1,193,738	1,147,912
The Board of Directors approved the financial statements on pages 126 to 130 and the accompanying note on pages 207 to 208 on 19 February 2024.
CS Venkatakrishnan
Barclays Bank Group – Chief Executive Officer
Steven Ewart
Barclays Bank Group – Chief Financial Officer
Financial statements of Barclays Bank PLC
Parent company accounts

Barclays Bank PLC 2023 Annual Report on Form 20-F	126

Statement of changes in equity

	Called up share capital and share premium[a]	Other equity instruments[a,b]	Other reserves[c]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2023	2,348	15,398	(4,552)	39,273	52,467
Profit after tax	—	1,247	—	1,619	2,866
Currency translation movements	—	—	(572)	—	(572)
Fair value through other comprehensive income reserve	—	—	132	—	132
Cash flow hedges	—	—	2,483	—	2,483
Retirement benefit remeasurement	—	—	—	(839)	(839)
Own credit reserve	—	—	(703)	—	(703)
Total comprehensive income for the year	—	1,247	1,340	780	3,367
Issue and redemption of other equity instruments	—	74	—	(12)	62
Other equity instruments coupons paid	—	(1,247)	—	—	(1,247)
Employee settled Barclays PLC share schemes	—	—	—	406	406
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(442)	(442)
Dividends paid on ordinary shares	—	—	—	(1,348)	(1,348)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(40)	(40)
Other reserve movements	—	—	3	—	3
Balance as at 31 December 2023	2,348	15,472	(3,209)	38,617	53,228
Notes
aFor further details refer to Note 26.
bOther equity instruments includes AT1 securities issued by Barclays Bank PLC and borrowings of $6bn from a wholly-owned, indirect subsidiary of Barclays Bank PLC.
The borrowings have been recorded as equity since, under their terms, interest payments are non cumulative and discretionary whilst repayment of principal is perpetually deferrable by Barclays Bank PLC. Should Barclays Bank PLC make a discretionary dividend payment on its ordinary shares in the six months preceding the date of an interest payment, it will be obliged to make that interest payment. In 2023, interest paid on these borrowings was £439m.
cFor further details refer to Note 27.
Financial statements of Barclays Bank PLC
Parent company accounts

Barclays Bank PLC 2023 Annual Report on Form 20-F	127

Statement of changes in equity

	Called up share capital and share premium[a]	Other equity instruments[a,b]	Other reserves[c]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2022	2,348	14,400	(1,236)	37,180	52,692
Profit after tax	—	982	—	1,802	2,784
Currency translation movements	—	—	1,149	—	1,149
Fair value through other comprehensive income reserve	—	—	(1,232)	—	(1,232)
Cash flow hedges	—	—	(4,556)	—	(4,556)
Retirement benefit remeasurement	—	—	—	(315)	(315)
Own credit reserve	—	—	1,359	—	1,359
Total comprehensive income for the year	—	982	(3,280)	1,487	(811)
Issue and redemption of other equity instruments	—	998	—	38	1,036
Other equity instruments coupons paid	—	(982)	—	—	(982)
Employee settled Barclays PLC share schemes	—	—	—	425	425
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(413)	(413)
Dividends paid on ordinary shares	—	—	—	(200)	(200)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(31)	(31)
Own credit realisation	—	—	(36)	36	—
Capital contribution from Barclays PLC	—	—	—	750	750
Other reserve movements	—	—	—	1	1
Balance as at 31 December 2022	2,348	15,398	(4,552)	39,273	52,467
Notes
aFor further details refer to Note 26.
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
cFor further details refer to Note 27.
Financial statements of Barclays Bank PLC
Parent company accounts

Barclays Bank PLC 2023 Annual Report on Form 20-F	128

Statement of changes in equity
	Called up share capital and share premium	Other equity instruments[a]	Other reserves	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2021	2,348	13,328	776	34,691	51,143
Profit after tax	—	795	—	2,641	3,436
Currency translation movements	—	—	128	—	128
Fair value through other comprehensive income reserve	—	—	(363)	—	(363)
Cash flow hedges	—	—	(1,815)	—	(1,815)
Retirement benefit remeasurement	—	—	—	612	612
Own credit reserve	—	—	31	—	31
Total comprehensive income for the year	—	795	(2,019)	3,253	2,029
Issue and redemption of other equity instruments	—	1,072	—	3	1,075
Other equity instruments coupons paid	—	(795)	—	—	(795)
Employee settled Barclays PLC share schemes	—	—	—	418	418
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(356)	(356)
Dividends paid on ordinary shares	—	—	—	(794)	(794)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(27)	(27)
Other reserve movements	—	—	7	(8)	(1)
Balance as at 31 December 2021	2,348	14,400	(1,236)	37,180	52,692
Notes
aOther equity instruments includes AT1 securities issued by Barclays Bank PLC and borrowings of $6bn from a wholly-owned, indirect subsidiary of Barclays Bank PLC.
The borrowings have been recorded as equity since, under their terms, interest payments are non cumulative and discretionary whilst repayment of principal is perpetually deferrable by Barclays Bank PLC. Should Barclays Bank PLC make a discretionary dividend payment on its ordinary shares in the six months preceding the date of an interest payment, it will be obliged to make that interest payment. In 2021, interest paid on these borrowings was £164m.
Financial statements of Barclays Bank PLC
Parent company accounts

Barclays Bank PLC 2023 Annual Report on Form 20-F	129

Cash flow statement
		2023	2022	2021
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		2,977	2,744	3,323
Adjustment for non-cash items:
Credit impairment charges/(releases)		98	165	(414)
Impairment of Investments in subsidiaries		166	2,533	107
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		33	72	331
Provisions and pensions (credits)/charges		(95)	996	75
Net loss/(profit) on disposal of investments and property, plant and equipment		2	(115)	(49)
Other non-cash movements including exchange rate movements		5,991	(11,858)	1,002
Changes in operating assets and liabilities
Net decrease in cash collateral and settlement balances		137	2,671	313
Net increase in loans and advances at amortised cost		(40,968)	(19,764)	(10,255)
Net (increase)/decrease in reverse repurchase agreements and other similar secured lending		(968)	(926)	6,553
Net increase in deposits at amortised cost		33,408	27,134	14,571
Net (decrease)/increase in debt securities in issue		(15,333)	7,581	15,364
Net increase/(decrease) in repurchase agreements and other similar secured borrowing		17,644	(2,895)	1,480
Net decrease/(increase) in derivative financial instruments		4,205	(1,723)	(1,827)
Net (increase)/decrease in trading portfolio assets		(29,611)	13,681	(12,635)
Net (decrease)/increase in trading portfolio liabilities		(1,098)	1,977	2,023
Net decrease/(increase) in financial assets and liabilities at fair value through the income statement		34,459	(959)	(9,579)
Net increase in other assets		(244)	(3,035)	(1,989)
Net (decrease)/increase in other liabilities		(2,378)	2,196	1,557
Corporate income tax received/(paid)		249	422	(373)
Net cash from operating activities		8,674	20,897	9,578
Purchase of debt securities at amortised cost		(11,984)	(18,519)	(5,442)
Proceeds from redemption or sale of debt securities at amortised cost		2,023	12,107	1,278
Purchase of financial assets at fair value through other comprehensive income		(46,808)	(36,084)	(37,842)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		39,852	35,066	41,544
Purchase of property, plant and equipment and intangibles		(22)	(28)	(20)
Disposal of subsidiaries and associates, net of cash disposed		(1)	125	65
Increase in investment in subsidiaries		(7)	(2,667)	(1,473)
Other cash flows associated with investing activities		—	(1)	—
Net cash from investing activities		(16,947)	(10,001)	(1,890)
Dividends paid and other coupon payments on equity instruments		(2,635)	(1,213)	(1,616)
Issuance of subordinated liabilities	25	5,643	14,904	8,788
Redemption of subordinated liabilities	25	(7,209)	(8,104)	(7,095)
Issue of shares and other equity instruments	26	2,499	3,134	1,072
Repurchase of shares and other equity instruments	26	(2,425)	(2,136)	—
Capital contribution		—	750	—
Vesting of shares under employee share schemes		(442)	(413)	(356)
Net cash from financing activities		(4,569)	6,922	793
Effect of exchange rates on cash and cash equivalents		(3,938)	8,166	(2,913)
Net (decrease)/increase in cash and cash equivalents		(16,780)	25,984	5,568
Cash and cash equivalents at beginning of year		185,043	159,059	153,491
Cash and cash equivalents at end of year		168,263	185,043	159,059
Cash and cash equivalents comprise:
Cash and balances at central banks		153,701	170,307	144,964
Loans and advances to banks with original maturity less than three months		3,130	3,466	3,793
Cash collateral balances with central banks with original maturity less than three months		10,325	10,625	9,690
Treasury and other eligible bills with original maturity less than three months		1,107	645	612
Cash and cash equivalents at end of year		168,263	185,043	159,059
Interest received by Barclays Bank PLC was £35,467m (2022: £25,048m; 2021: £7,284m) and interest paid by Barclays Bank PLC was £32,796m (2022:
£21,325m; 2021: £5,496m). These amounts include interest paid and received arising from trading activities. Dividends received were £529m (2022:
£1,862m; 2021: £1,174m).
Barclays Bank PLC was required to maintain balances with central banks and other regulatory authorities of £767m (2022: £1,070m; 2021: £1,585m).
Financial statements of Barclays Bank PLC
Parent company accounts

Barclays Bank PLC 2023 Annual Report on Form 20-F	130

This section describes the Barclays Bank Group’s material policies and critical accounting estimates that relate to the financial statements and notes as a whole. If an accounting policy or a critical accounting estimate relates to a particular note, the accounting policy and/or critical accounting estimate is contained with the relevant note.

1Material accounting policies
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
The principal accounting policies applied in the preparation of the consolidated and separate financial statements are set out below, and in the relevant notes to the financial statements. These policies have been consistently applied, with the exception of International Tax Reform—Pillar Two Model Rules
(Amendments to IAS 12), which is effective from 1 January 2023 and applies retrospectively; and the Disclosure of Accounting Policies (Amendments to
IAS 1 and IFRS Practice Statement 2) and Definition of an Accounting Estimate (Amendments to IAS 8) which were applied from 1 January 2023.
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
In making this assessment, the Board has considered a wide range of information relating to present and future conditions and has reviewed a working capital report (WCR). The WCR is used by the Board to assess the future performance of the Barclays Bank Group and whether it has the resources in place that are required to meet its ongoing regulatory requirements. The WCR assessment is based upon business plans which contain future forecasts of profitability taken from the Barclays Bank Group’s medium term plan as well as projections of regulatory capital requirements and business funding needs. The WCR also includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirement forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Barclays Bank Group could experience.
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
statements.
4.Accounting policies
The Barclays Bank Group prepares financial statements in accordance with IFRS. The Barclays Bank Group’s material accounting policies relating to specific financial statement items, together with a description of the accounting estimates and judgements that were critical to preparing those items, are set out under the relevant notes. Accounting policies that affect the financial statements as a whole are set out below.
(i)Consolidation
The consolidated financial statements combine the financial statements of Barclays Bank PLC and all its subsidiaries. Subsidiaries are entities over which
Barclays Bank PLC has control. The Barclays Bank Group has control over another entity when the Barclays Bank Group has all of the following:
1)power over the relevant activities of the investee, for example through voting or other rights;
2)exposure to, or rights to, variable returns from its involvement with the investee; and
3)the ability to affect those returns through its power over the investee.
As the consolidated financial statements include partnerships where the Barclays Bank Group member is a partner, advantage has been taken of the exemption under Regulation 7 of the Partnership (Accounts) Regulations 2008 with regard to preparing and filing of individual partnership financial statements.
Details of the principal subsidiaries are given in Note 31.
(ii)Foreign currency translation
Transactions in foreign currencies are translated into Sterling at the rate ruling on the date of the transaction. Foreign currency monetary balances are translated into Sterling at the period end exchange rates. Exchange gains and losses on such balances are taken to the income statement.
Notes to the financial statements
For the year ended 31 December 2023

Barclays Bank PLC 2023 Annual Report on Form 20-F	131
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
The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent SPPI. Terms that could change the contractual cash flows so that it would not meet the condition for SPPI are considered, including: (i) contingent and leverage features, (ii)
non-recourse arrangements, (iii) features that could modify the time value of money, and (iv) Social, Environmental and Sustainability-linked features.
Terms with de-minimis impact do not preclude cash flows from representing SPPI.
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
It may not be obvious whether substantially all of the risks and rewards of a transferred asset, or portion of an asset, have been transferred. It is often necessary to perform a quantitative analysis that compares the Barclays Bank Group's exposure to variability in asset cash flows before the transfer with its retained exposure after the transfer. A cash flow analysis of this nature may require judgement. In particular, it is necessary to estimate the asset’s expected future cash flows as well as potential variability around this expectation. The method of estimating expected future cash flows depends on the nature of the asset, with market and market-implied data used to the greatest extent possible. The potential variability around this expectation is typically determined by stressing underlying parameters to create reasonable alternative upside and downside scenarios. Probabilities are then assigned to each scenario. Stressed parameters may include default rates, loss severity, or prepayment rates.
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
Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the balance of the proceeds is included within equity.
Notes to the financial statements
For the year ended 31 December 2023

Barclays Bank PLC 2023 Annual Report on Form 20-F	132
(v) Cash flow statement
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
5.New and amended standards and interpretations
The accounting policies adopted have been consistently applied, with the exception of the following:
International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12)
On 23 May 2023, the IASB issued amendments to IAS 12 to provide a mandatory temporary exemption to the requirements to account for deferred taxes assets and liabilities related to Pillar Two income taxes, as published by the Organisation for Economic Co-operation and Development (OECD).
The amendments are effective for accounting periods beginning on or after 1 January 2023 and the mandatory temporary exemption is applied retrospectively to prior periods.
Disclosures related to the amendments are made in Note 9 on pages 146 to 147.
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
The amendments require entities to disclose their material rather than their significant accounting policies. The Barclays Bank Group adopted the amendments effective 1 January 2023. Whilst these amendments do not change the Barclays Bank Group’s accounting policies, the Barclays Bank
Group has reviewed the accounting policy information disclosed in these financial statements against the new requirements.
Under the amendments, accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.
Definition of an Accounting Estimate (Amendments to IAS 8)
Under the new definition, accounting estimates are clarified as monetary amounts in financial statements that are subject to measurement uncertainty.
Where an entity's accounting policy requires an item to be measured at monetary amounts that cannot be observed directly, it should develop an accounting estimate to achieve this objective. The amendments are effective 1 January 2023 and were adopted on this date.
IFRS 17 – Insurance contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. IFRS 17 has replaced IFRS 4 Insurance Contracts that was issued in 2005. In June 2020, the IASB published amendments to IFRS 17, to include scope exclusion for certain credit card contracts and similar contracts that provide insurance coverage, the optional scope exclusion for loan contracts that transfer significant insurance risk, and the clarification that only financial guarantees issued are in scope of IFRS
9.
IFRS 17 applies to all types of insurance contracts (i.e. life, non-life, direct insurance and reinsurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions apply.
IFRS 17 was effective for accounting periods beginning on or after 1 January 2023 but the impact to the Barclays Bank Group is not material.
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
In October 2022, the IASB also issued further amendments to IAS 1 to improve the information an entity provides when its right to defer settlement of a liability for at least 12 months is subject to compliance with covenants, and to respond to stakeholders’ concerns about the classification of such a liability as current or non-current.
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
▪Credit impairment charges on pages 141 to 144.
▪Tax on pages 145 to 148.
▪Fair value of financial instruments on pages 158 to 167.
▪Pensions and post-retirement benefit obligations on pages 188 to 193.
▪Provisions including conduct and legal, competition and regulatory matters on pages 174 to 179.
Notes to the financial statements
For the year ended 31 December 2023

Barclays Bank PLC 2023 Annual Report on Form 20-F	133
7.Other disclosures
To improve transparency and ease of reference, by concentrating related information in one place, certain disclosures required under IFRS have been included within the Risk review section as follows:
▪Credit risk on pages 41 to 42 and on pages 52 to 85.
▪Market risk on page 43 and on pages 87 to 88.
▪Treasury and capital risk – capital on page 43 to 45 and on page 96.
▪Treasury and capital risk – liquidity on pages 43 to 45 and on pages 90 to 95.
These disclosures are covered by the Audit opinion (included on pages 117 to 119) where referenced as audited.
Notes to the financial statements
For the year ended 31 December 2023

Barclays Bank PLC 2023 Annual Report on Form 20-F	134
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

Analysis of results by business

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2023
Total income	13,084	5,340	(156)	18,268
Operating expenses	(8,751)	(3,280)	(388)	(12,419)
Litigation and conduct	6	(53)	3	(44)
Total operating expenses	(8,745)	(3,333)	(385)	(12,463)
Other net expenses[a]	(3)	—	(1)	(4)
Profit/(loss) before impairment	4,336	2,007	(542)	5,801
Credit impairment charges	(23)	(1,525)	(30)	(1,578)
Profit/(loss) before tax	4,313	482	(572)	4,223
Total assets (£bn)	1,083.9	90.3	11.0	1,185.2
Total liabilities (£bn)	(1,035.6)	(87.7)	(1.4)	(1,124.7)
Number of employees (full time equivalent)	8,400	3,900	11,600	23,900
Average number of employees (full time equivalent)				23,800
Average number of employees (headcount)				24,000

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2022
Total income	13,722	4,547	(75)	18,194
Operating expenses	(8,011)	(2,800)	(160)	(10,971)
Litigation and conduct	(1,189)	(230)	(8)	(1,427)
Total operating expenses	(9,200)	(3,030)	(168)	(12,398)
Other net income[a]	3	1	—	4
Profit/(loss) before impairment	4,525	1,518	(243)	5,800
Credit impairment charges	(119)	(814)	—	(933)
Profit/(loss) before tax	4,406	704	(243)	4,867
Total assets (£bn)	1,111.2	79.9	12.4	1,203.5
Total liabilities (£bn)	(1,057.1)	(85.0)	(2.5)	(1,144.6)
Number of employees (full time equivalent)	8,000	2,900	11,000	21,900
Average number of employees (full time equivalent)				21,100
Average number of employees (headcount)				21,300
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F	135

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2021
Total income	12,481	3,337	(410)	15,408
Operating expenses	(7,169)	(2,316)	(400)	(9,885)
Litigation and conduct	(237)	(108)	(29)	(374)
Total operating expenses	(7,406)	(2,424)	(429)	(10,259)
Other net (expenses)/income[a]	(8)	1	(1)	(8)
Profit/(loss) before impairment	5,067	914	(840)	5,141
Credit impairment releases/(charges)	461	(185)	1	277
Profit/(loss) before tax	5,528	729	(839)	5,418
Total assets (£bn)	986.2	64.4	11.2	1,061.8
Total liabilities (£bn)	(930.1)	(72.0)	(3.4)	(1,005.5)
Number of employees (full time equivalent)	7,800	2,600	9,800	20,200
Average number of employees (full time equivalent)				20,300
Average number of employees (headcount)				20,500
Note
aOther net (expenses)/income represents the share of post-tax results of associates and joint ventures, and profit (or loss) on disposal of subsidiaries, associates and joint ventures.
Barclays PLC Group has changed the way that its businesses are being management and will publish comparative financial information reflecting these changes to its segmental reporting which are effective from January 2024.
From 2024, the Barclays Bank Group will present its financial disclosures through the following new segments:
•Barclays UK Corporate Bank
•Barclays Private Bank and Wealth Management
•Barclays Investment Bank
•Barclays US Consumer Bank
The previously reported Head Office will additionally include the held for sale German consumer finance business and the Merchant Acquiring component of the Payments business which were both previously reported within Consumer, Cards and Payments.

Income by geographic region[b]
	2023	2022	2021
For the year ended 31 December	£m	£m	£m
United Kingdom	6,095	7,962	4,585
Europe	2,513	2,320	2,358
Americas	8,200	6,516	7,326
Africa and Middle East	87	63	45
Asia	1,373	1,333	1,094
Total	18,268	18,194	15,408

Income from individual countries which represent more than 5% of total income[b]
	2023	2022	2021
For the year ended 31 December	£m	£m	£m
United Kingdom	6,095	7,962	4,585
United States	8,013	6,340	7,162
Note
b The geographical analysis is based on the location of the office where the transactions are recorded.
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F	136
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

	2023	2022	2021
	£m	£m	£m
Cash and balances at central banks	8,384	2,097	128
Debt securities at amortised cost	1,819	1,035	148
Loans and advances at amortised cost	7,854	6,419	4,117
Fair value through other comprehensive income	3,808	1,493	380
Negative interest on liabilities	46	208	248
Other [a]	2,350	527	651
Interest and similar income	24,261	11,779	5,672
Deposits at amortised cost	(8,741)	(3,104)	(331)
Debt securities in issue	(3,030)	(1,473)	(413)
Subordinated liabilities	(2,697)	(966)	(934)
Negative interest on assets	(7)	(208)	(374)
Other [b]	(3,133)	(630)	(547)
Interest and similar expense	(17,608)	(6,381)	(2,599)
Net interest income	6,653	5,398	3,073
Notes
aOther interest and similar income includes interest income from cash collateral and reverse repurchase agreements and other similar secured lending at amortised cost.
bOther interest and similar expense includes interest expense from cash collateral and repurchase agreements and other similar secured borrowing at amortised cost.
Interest and similar income presented above represents interest revenue calculated using the effective interest method. Costs to originate credit card balances of £885m (2022: £747m; 2021: £623m) have been amortised to interest and similar income during the year.
4Net fee and commission income

Accounting for net fee and commission income
The Barclays Bank Group recognises fee and commission income charged for services provided by the Barclays Bank Group as and when performance obligations are satisfied, for example, on completion of the underlying transaction. Incremental costs are reported within fee and commission expense if they are directly attributable to generating identifiable fee and commission income. Where the contractual arrangements also result in the Barclays
Bank Group recognising financial instruments in scope of IFRS 9, such financial instruments are initially recognised at fair value in accordance with
IFRS 9 before applying the provisions of IFRS 15.

Fee and commission income is disaggregated below by fee types that reflect the nature of the services offered across the Barclays Bank Group and operating segments, in accordance with IFRS 15. The below table includes a total for fees in scope of IFRS 15. Refer to Note 2 for more detailed information about operating segments.
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F	137

	2023

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	500	3,192	—	3,692
Advisory	652	251	—	903
Brokerage and execution	1,674	89	—	1,763
Underwriting and syndication	2,079	—	—	2,079
Other	66	51	15	132
Total revenue from contracts with customers	4,971	3,583	15	8,569
Other non-contract fee income	138	1	—	139
Fee and commission income	5,109	3,584	15	8,708
Fee and commission expense	(1,265)	(1,978)	(4)	(3,247)
Net fee and commission income	3,844	1,606	11	5,461

	2022

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	449	2,803	—	3,252
Advisory	820	144	—	964
Brokerage and execution	1,465	56	—	1,521
Underwriting and syndication	2,036	1	—	2,037
Other	99	134	22	255
Total revenue from contracts with customers	4,869	3,138	22	8,029
Other non-contract fee income	138	4	—	142
Fee and commission income	5,007	3,142	22	8,171
Fee and commission expense	(966)	(1,778)	(1)	(2,745)
Net fee and commission income	4,041	1,364	21	5,426

	2021

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	390	2,158	—	2,548
Advisory	968	128	—	1,096
Brokerage and execution	1,082	53	—	1,135
Underwriting and syndication	3,425	—	—	3,425
Other	80	155	21	256
Total revenue from contracts with customers	5,945	2,494	21	8,460
Other non-contract fee income	116	5	—	121
Fee and commission income	6,061	2,499	21	8,581
Fee and commission expense	(781)	(1,207)	(6)	(1,994)
Net fee and commission income	5,280	1,292	15	6,587
Fee types
Transactional
Transactional fees are service charges on deposit accounts, cash management services fees and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage. Transaction and processing fees are recognised at the point in time the transaction occurs or service is performed. Interchange and merchant fees are recognised upon settlement of the card transaction payment.
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F	138
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
Included in underwriting and syndication fees are loan commitment fees, when the draw down is not probable. Such commitment fees are recognised over time through to the contractual maturity of the commitment.
Contract assets and contract liabilities
The Barclays Bank Group had no material contract assets or contract liabilities as at 31 December 2023 (2022: £nil; 2021: £nil).
Impairment of fee receivables and contract assets
During 2023, there have been no material impairments recognised in relation to fees receivable and contract assets (2022: £nil; 2021: £nil). Fees in relation to transactional business can be added to outstanding customer balances. These amounts may be subsequently impaired as part of the overall loans and advances balance.
Remaining performance obligations
The Barclays Bank Group applies the practical expedient of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less or because the Barclays Bank Group has a right to consideration that corresponds directly with the value of the service provided to the client or customer.
Costs incurred in obtaining or fulfilling a contract
The Barclays Bank Group expects that incremental costs of obtaining a contract such as success fee and commission fees paid are recoverable and therefore capitalise such contract costs. Capitalised contract costs net of amortisation as at 31 December 2023 are £203m (2022: £190m; 2021:
£148m).
Capitalised contract costs are amortised over the customer relationship period depending on the transfer of services to which the asset pertains. In
2023, the amount of amortisation was £52m (2022: £45m; 2021: £35m) and there was no impairment loss recognised in connection with the capitalised contract costs (2022: £nil; 2021: £nil).
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F	139
5Net trading income

Accounting for net trading income
Trading positions are held at fair value, and the resulting gains and losses are included in net trading income, together with interest and dividends arising from long and short positions and funding costs relating to trading activities. Incremental costs are reported within net trading income if they are directly attributable to generating identifiable trading income.
Income arises from both the sale and purchase of trading positions, margins which are achieved through market making and customer business and from changes in fair value caused by movements in interest and exchange rates, equity prices and other market variables.
Gains or losses on non-trading financial instruments designated or mandatorily at fair value with changes in fair value recognised in the income statement are included in net trading income.

	2023	2022	2021
	£m	£m	£m
Net gains on financial instruments held for trading	4,310	5,603	3,999
Net gains on financial instruments designated at fair value	362	501	682
Net gains on financial instruments mandatorily at fair value	1,308	1,520	1,107
Net trading income	5,980	7,624	5,788
6Net investment income/(expense)

Accounting for net investment income/(expense)
Dividends are recognised when the right to receive the dividend has been established. Incremental costs are reported within net investment income if they are directly attributable to generating identifiable investment income. Other accounting policies relating to net investment income are set out in
Note 12 and Note 14.

	2023	2022	2021
	£m	£m	£m
Net gains/(losses) from financial assets mandatorily at fair value	133	19	(116)
Net gains/(losses) from disposal of debt instruments at fair value through other comprehensive income	102	(68)	248
Net (losses)/gains from disposal of financial assets and liabilities measured at amortised cost	(9)	(66)	22
Net losses on other investments	(114)	(208)	(234)
Net investment income/(expense)	112	(323)	(80)
7Operating expenses

	2023	2022	2021
	£m	£m	£m
Infrastructure costs
Property and equipment	591	417	371
Depreciation and amortisation	438	470	403
Impairment of property, equipment and intangible assets	44	13	280
Total infrastructure costs	1,073	900	1,054
Administration and general expenses
Consultancy, legal and professional fees	422	403	390
Marketing and advertising	391	312	235
UK bank levy	149	150	134
Other administration and general expenses	4,793	4,014	3,616
Total administration and general expenses	5,755	4,879	4,375
Staff costs[a]	5,591	5,192	4,456
Litigation and conduct[b]	44	1,427	374
Operating expenses	12,463	12,398	10,259
Notes
aFor further details on staff costs including accounting policies, refer to Note 28.
bIncludes costs related to the Over-issuance of Securities (2022: £966m, 2021: £220m).
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F	140
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
400%
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
evidenced an ability to maintain future payments.
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F	141
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
Refer to the Measurement uncertainty and sensitivity analysis section on page 67 for further details.
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
Discounting
ECLs are discounted at the EIR at initial recognition or an approximation thereof and consistent with income recognition. For loan commitments the EIR is the rate that is expected to apply when the loan is drawn down and a financial asset is recognised. Issued financial guarantee contracts are discounted at the risk-free rate. Lease receivables are discounted at the rate implicit in the lease. For variable/floating rate financial assets, the spot rate at the reporting date is used and projections of changes in the variable rate over the expected life are not made to estimate future interest cash flows or for discounting.
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F	142
Modelling techniques
Currently, Internal Ratings-Based models are leveraged to calculate the point-in-time PD and LGD, which serve as key inputs to the IFRS 9 models.
Thereafter, these inputs are extrapolated by the IFRS 9 models to create macroeconomic sensitive forecast of PDs, LGDs and in turn ECL.
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
Critical accounting estimates and judgements
IFRS 9 impairment involves several important areas of judgement, including estimating forward looking modelled parameters (PD, LGD and EAD), developing a range of unbiased future economic scenarios, estimating expected lives and assessing significant increases in credit risk, based on the
Barclays Bank Group’s experience of managing credit risk. The determination of expected life is most material for Barclays Bank Group's credit card portfolios which is obtained via behavioural life analysis to materially capture the risk of these facilities.
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
Temporary adjustments to calculated IFRS 9 impairment allowances may be applied in limited circumstances to account for situations where known or expected risk factors or information have not been considered in the ECL assessment or modelling process. For further information please see page 64 in credit risk performance.
Information about the potential impact of the physical and transition risks of climate change on borrowers is considered, taking into account reasonable and supportable information to make accounting judgements and estimates. Climate change is inherently of a long-term nature, with significant levels of uncertainty, and consequently requires judgement in determining the possible impact in the next financial year, if any.

	2023			2022			2021

	Impairment charges / (releases)	Recoveries and reimbursements[a]	Total[b]	Impairment charges / (releases)	Recoveries and reimbursements[a]	Total	Impairment charges / (releases)	Recoveries and reimbursements[a]	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances at amortised cost[c]	1,656	(41)	1,615	1,118	(228)	890	(264)	259	(5)
Off-balance sheet loan commitments and financial guarantee contracts	(37)	—	(37)	7	—	7	(257)	—	(257)
Total	1,619	(41)	1,578	1,125	(228)	897	(521)	259	(262)
Cash collateral and settlement balances	4	—	4	28	—	28	(4)	—	(4)
Financial instruments at fair value through other comprehensive income	(2)	—	(2)	8	—	8	(6)	—	(6)
Other financial asset measured at cost	(2)	—	(2)	0	—	0	(5)	—	(5)
Credit impairment charges /(releases)	1,619	(41)	1,578	1,161	(228)	933	(536)	259	(277)
Notes
aRecoveries and reimbursements includes £24m (2022: £195m, 2021: £(290)m) for reimbursements expected to be received under the arrangement where the Barclays
Bank Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts of £17m (2022: £33m, 2021: £31m).
bIncludes net impairment charges of £19m relating to the German Consumer Finance business classified as assets held for sale during the year.
cIncludes Debt securities at amortised cost.
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F	143
Write-offs that can be subjected to enforcement activity
The contractual amount outstanding on financial assets that were written off during the year and that can still be subjected to enforcement activity is
£395m (2022: £512m). This is lower than the write-offs presented in the movement in gross exposures and impairment allowance table due to assets sold during the year post write-offs and post write-off recoveries.
Modification of financial assets
Financial assets of £2,177m (2022: £2,237m, 2021: £3,260m), with a loss allowance measured at an amount equal to lifetime ECL, were subject to non-
substantial modification during the year, with a resulting loss of £2m (2022: £1m, 2021: £2m). The gross carrying amount at 31 December 2023 of financial assets subject to non-substantial modification for which the loss allowance has changed to a 12 month ECL during the year amounts to
£149m (2022: £1,077m, 2021: £419m).
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F	144
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
audit at any point in time, and could therefore be subject to challenge by a tax authority over the next year.
Deferred tax assets have been recognised based on business profit forecasts which included consideration for the current view of climate impacts.
Details on the recognition of deferred tax assets are provided in this note.

	2023	2022	2021
	£m	£m	£m
Current tax charge/(credit)
Current year	605	623	904
Adjustments in respect of prior years	(96)	(625)	393
	509	(2)	1,297
Deferred tax charge/(credit)
Current year	43	19	(179)
Adjustments in respect of prior years	110	468	(288)
	153	487	(467)
Tax charge	662	485	830
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F	145
The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Barclays Bank Group’s profit before tax.

	2023	2023	2022	2022	2021	2021
	£m	%	£m	%	£m	%
Profit before tax from continuing operations	4,223		4,867		5,418
Tax charge based on the applicable UK corporation tax rate of 23.5% (2022: 19%, 2021: 19%)	992	23.5%	925	19.0%	1,029	19.0%
Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 23.6% (2022: 22.3%, 2021: 24.0%))	3	0.1%	160	3.3%	273	5.0%

Recurring items:
Non-creditable taxes including withholding taxes	124	3.0%	117	2.4%	124	2.3%
Non-deductible expenses	47	1.1%	28	0.6%	61	1.1%
Impact of UK bank levy being non-deductible	35	0.8%	28	0.6%	25	0.5%
Impact of Barclays Bank PLC's overseas branches being taxed both locally and in the UK	14	0.3%	17	0.3%	25	0.5%
Adjustments in respect of prior years	14	0.3%	(157)	(3.2%)	105	1.9%
Tax adjustments in respect of share-based payments	1	—	10	0.2%	(5)	(0.1%)
Changes in recognition of deferred tax and effect of unrecognised tax losses	(58)	(1.4%)	(146)	(3.0%)	(140)	(2.6%)
Non-taxable gains and income	(60)	(1.4%)	(129)	(2.6%)	(152)	(2.8%)
Banking surcharge[a] and other items	(89)	(2.1%)	(39)	(0.8%)	(48)	(0.9%)
Tax relief on payments made under AT1 instruments	(174)	(4.1%)	(136)	(2.8%)	(113)	(2.1%)
Tax relief on holdings of inflation-linked government bonds	(194)	(4.6%)	(510)	(10.5%)	(157)	(2.9%)

Non-recurring items:
Remeasurement of UK deferred tax assets due to tax rate changes	—	—	183	3.8%	(218)	(4.0%)
Non-deductible provisions for investigations and litigation	—	—	85	1.7%	—	—
Non-deductible provisions for UK customer redress	7	0.2%	49	1.0%	21	0.4%
Total tax charge	662	15.7%	485	10.0%	830	15.3%
Note
aBanking surcharge includes the impact of the 4.25% UK banking surcharge rate on profits/losses and tax adjustments relating to UK banking entities.
Factors influencing the effective tax rate
As a result of the increase in the UK corporation tax rate from 19% to 25% from 1 April 2023, the applicable UK corporation tax rate for the year ended
31 December 2023 is 23.5%. In addition, the banking surcharge rate reduced from 8% to 3% from 1 April 2023 resulting in a total tax rate applicable to banks’ UK profits of 27.75% for the year ended 31 December 2023.
The effective tax rate of 15.7% is lower than the applicable UK corporation tax rate of 23.5% primarily due to tax relief on holdings of inflation-linked government bonds, and tax relief on payments made under AT1 instruments. These factors, which have each decreased the effective tax rate, are partially offset by non-creditable taxes including withholding taxes.
Factors that may influence the effective tax rate in future periods
The Barclays Bank Group’s future tax charge will be sensitive to the geographic mix of profits earned, the tax rates in force and changes to the tax rules in the jurisdictions that the Barclays Bank Group operates in.
Tax law is, at times, complex, and it is the role of courts and tribunals to act as the final authority on the correct interpretation of tax law. In October
2023, a First-tier Tax Tribunal hearing took place between Barclays Bank PLC and HM Revenue & Customs in respect of the UK corporation tax treatment of an element of the finance costs associated with reserve capital instruments issued as part of the capital raising announced by Barclays in
October 2008, which have since been redeemed. The maximum additional tax liability that could arise under the dispute is £215m and a provision of
£106m is carried in respect of this uncertainty. The judgement is expected to be received in early 2024.
The OECD and G20 Inclusive Framework on Base Erosion and Profit Shifting announced plans under the Pillar Two Framework to introduce a global minimum tax rate of 15% and the OECD issued model rules in 2021. Further OECD guidance has been released during 2022 and 2023 and the UK
Government enacted legislation on 11 July 2023 to implement the global minimum tax rules and a UK domestic minimum tax. The UK’s Pillar Two rules apply for accounting periods beginning on or after 31 December 2023 and will apply in respect of profits for every jurisdiction where the Barclays Bank
Group operates.
Additionally, the Barclays Bank Group may be subject to Qualifying Domestic Minimum Top-up Taxes (QDMTTs) under the Pillar Two rules implemented in its operating jurisdictions. The application of QDMTT rules should not affect the overall impact of any additional taxes resulting from the Pillar Two regime on the Barclays Bank Group’s tax charge, as any taxes paid under a local QDMTT would be expected to result in a reduction in any top-up tax being payable in the UK.
The Barclays Bank Group has adopted the International Tax Reform - Pillar Two Model Rules amendments to IAS 12, which were issued on 23 May
2023 and approved by the UK Endorsement Board on 19 July 2023, and has applied the exception set out in paragraph 4A in respect of recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F	146
The Barclays Bank Group has reviewed the published UK legislation alongside the OECD model rules and guidance and has performed an assessment of the expected impact of the new regime. Additional taxes resulting from the implementation of Pillar Two are expected to arise from 1 January 2024 in respect of a limited number of jurisdictions in which the Barclays Bank Group operates, principally in the Isle of Man, Jersey, Guernsey, and Ireland, by
virtue of their low statutory tax rates. However, these additional taxes are not expected to significantly increase the Barclays Bank Group's future tax charge based on an estimated impact of c.£20m per annum, with actual future liabilities being dependent on levels of profits in particular jurisdictions.
The Barclays Bank Group will continue to review further guidance due to be released by the OECD and governments implementing this new tax regime to assess the potential impact.
In the USA, the corporate alternative minimum tax on adjusted financial statements income introduced by the Inflation Reduction Act became effective on 1 January 2023. The Barclays Bank Group will continue to review the regulations and guidance as they are issued. However, the Barclays Bank
Group’s tax liability was not increased as a result of the corporate alternative minimum tax in 2023 and it is not expected that it will materially increase the Barclays Bank Group’s future effective tax rate.
Tax in the consolidated statement of comprehensive income
Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income.
Tax included directly in equity
Tax included directly in equity comprises a £13m credit (2022: £1m debit) relating to share-based payments and deductible costs on issuing other equity instruments.
Deferred tax assets and liabilities
The deferred tax amounts on the balance sheet were as follows:

	Barclays Bank Group
	2023	2022
	£m	£m
US Intermediate Holding Company Tax Group ('IHC Tax Group')	973	1,094
Barclays Bank PLC's US Branch Tax Group	386	482
UK Tax Group	2,054	2,557
Other (outside the UK and US tax groups)	475	450
Deferred tax asset	3,888	4,583
Deferred tax liability	(3)	—
Net deferred tax	3,885	4,583
US deferred tax assets in the IHC and the US Branch Tax Groups
The deferred tax asset in the IHC Tax Group of £973m (2022: £1,094m) includes £35m (2022: £21m) relating to tax losses, with the balance relating to temporary differences. The deferred tax asset in Barclays Bank PLC’s US Branch Tax Group of £386m (2022: £482m) relates entirely to temporary differences.
In relation to the IHC Tax Group, these temporary differences include £387m (2022: £434m) arising from New York State and City prior net operating loss conversion which can be carried forward and will expire in 2034. Business profit forecasts indicate that all of the New York State attributable amounts will be utilised prior to expiry and that £38m of the New York City attributable amounts previously recognised will not be utilised prior to expiry. Accordingly, in the current period the deferred tax asset recognised has been reduced by £38m.
UK Tax Group deferred tax assets and liabilities
The net deferred tax asset in the UK Tax Group of £2,054m (2022: £2,557m) includes a deferred tax asset of £1,241m (2022: £1,237m) relating to tax losses with the balance relating to temporary differences. There is no time limit on utilisation of UK tax losses and business profit forecasts indicate these losses will be fully recovered.
Other deferred tax assets (outside the UK and US tax groups)
The deferred tax asset of £475m (2022: £450m) in other entities within the Barclays Bank Group includes £147m (2022: £90m) relating to tax losses.
These deferred tax assets relate to a number of different territories and their recognition is based on profit forecasts or local country law which indicate that it is probable that those deferred tax assets will be fully recovered.
Of the deferred tax asset of £475m (2022: £450m), an amount of £20m (2022: £33m) relates to entities which have suffered a loss in either the current or prior year and the utilisation of which is dependent upon future taxable profits. This has been taken into account in reaching the above conclusion that these deferred tax assets will be fully recovered in the future.
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F	147
The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet and in the preceding table as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Barclays Bank Group
	Fixed asset timing differences	Fair value through other comprehensive income	Cash flow hedges	Retirement benefit obligations	Loan impairment allowance	Own credit	Share based payments and deferred compensation	Other temporary differences	Tax losses carried forward	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	215	590	2,040	21	548	—	329	1,138	1,348	6,229
Liabilities	(65)	—	—	(1,315)	—	(190)	—	(76)	—	(1,646)
As at 1 January 2023	150	590	2,040	(1,294)	548	(190)	329	1,062	1,348	4,583
Income statement	18	(26)	—	(27)	(12)	—	20	(204)	78	(153)
Other comprehensive income and reserves	—	(54)	(982)	325	—	273	(9)	—	—	(447)
Other movements	(5)	—	—	(2)	(30)	2	(13)	(47)	(3)	(98)
	163	510	1,058	(998)	506	85	327	811	1,423	3,885
Assets	275	510	1,058	16	506	85	327	903	1,423	5,103
Liabilities	(112)	—	—	(1,014)	—	—	—	(92)	—	(1,218)
As at 31 December 2023	163	510	1,058	(998)	506	85	327	811	1,423	3,885

Assets	678	144	309	24	481	426	327	1,134	1,196	4,719
Liabilities	(30)	—	—	(1,674)	—	—	—	(40)	—	(1,744)
As at 1 January 2022	648	144	309	(1,650)	481	426	327	1,094	1,196	2,975
Income statement	(531)	(6)	—	(7)	47	—	(2)	(140)	152	(487)
Other comprehensive income and reserves	—	449	1,731	357	—	(616)	(17)	—	—	1,904
Other movements	33	3	—	6	20	—	21	108	—	191
	150	590	2,040	(1,294)	548	(190)	329	1,062	1,348	4,583
Assets	215	590	2,040	21	548	—	329	1,138	1,348	6,229
Liabilities	(65)	—	—	(1,315)	—	(190)	—	(76)	—	(1,646)
As at 31 December 2022	150	590	2,040	(1,294)	548	(190)	329	1,062	1,348	4,583
Other movements include the impact of changes in foreign exchange rates as well as deferred tax amounts relating to acquisitions and disposals.
The amount of deferred tax asset expected to be recovered after more than 12 months for the Barclays Bank Group is £3,577m (2022: £5,514m). The
amount of deferred tax liability expected to be settled after more than 12 months for the Barclays Bank Group is £1,145m (2022: £1,545m). These
amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.
Unrecognised deferred tax
Tax losses and temporary differences
The Barclays Bank Group has deferred tax assets not recognised in respect of gross deductible temporary differences of £527m (2022: £111m), unused tax credits of £381m (2022: £323m), and gross tax losses of £21,373m (2022: £22,263m). The tax losses include capital losses of £3,657m (2022:
£3,661m). Of these tax losses, £79m (2022: £149m) expire within five years, £13m (2022: £401m) expire within six to ten years, £10,504m (2022:
£10,393m) expire within eleven to twenty years and £10,777m (2022: £11,320m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.
Barclays Bank Group investments in subsidiaries, branches and associates
Deferred tax is not recognised in respect of the value of Barclays Bank Group's investments in subsidiaries, branches and associates where the Barclays
Bank Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The aggregate amount of these temporary differences for which deferred tax liabilities have not been recognised was £870m (2022:
£852m).
10Dividends on ordinary shares and preference shares
The 2023 financial statements include £1,348m (2022: £200m, 2021: £794m) of dividends paid on ordinary shares. This comprises a 2022 interim dividend of £700m (2021; £200m, 2020: £174m) and one interim dividend in relation to 2023 of £648m (2022: £nil, 2021: two interim dividends totalling £620m).
This results in a total dividend for the year of £0.58 (2022: £0.09, 2021: £0.34) per ordinary share.
Dividends paid on preference shares amounted to £40m (2022: £31m, 2021; £27m). Dividends paid on the Euro preference shares amounted to
£333.36 per share (2022: £53.42, 2021: £14.37). Dividends paid on the US Dollar preference shares amounted to £499.58 per share (2022: £511.27,
2021: £459.69).
The Directors have approved an interim dividend in respect of 2023 of £852m. The financial statements for the year ended 31 December 2023 do not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2024.
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F	148

The notes included in this section focus on assets and liabilities the Barclays Bank Group holds and recognises at fair value. Details regarding the
Barclays Bank Group’s approach to managing market risk can be found on page 43.

11Trading portfolio

Accounting for trading portfolio assets and liabilities
All assets and liabilities held for trading purposes are held at fair value with gains and losses in the changes in fair value taken to the income statement in net trading income (Note 5).

	Barclays Bank Group
	2023	2022
	£m	£m
Debt securities and other eligible bills	75,459	55,430
Equity securities	86,353	65,034
Traded loans	12,653	13,198
Commodities	101	109
Trading Portfolio Assets	174,566	133,771

Debt securities and other eligible bills	(39,639)	(39,068)
Equity securities	(18,122)	(33,392)
Trading Portfolio Liabilities	(57,761)	(72,460)
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

	Barclays Bank Group
	2023	2022
	£m	£m
Loans and advances	1,367	1,679
Debt securities	130	205
Other financial assets	—	1
Financial assets designated at fair value	1,497	1,885

Loans and advances	45,174	36,511
Debt securities	2,415	3,012
Equity securities	5,938	4,934
Reverse repurchase agreements and other similar secured lending	149,131	164,698
Other financial assets	81	88
Financial assets mandatorily at fair value	202,739	209,243
Total	204,236	211,128
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	149
Credit risk of financial assets designated at fair value and related credit derivatives
The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk, and the cumulative changes in fair value since initial recognition for loans and advances. The table does not include debt securities as they have minimal exposure to credit risk due to limited gross exposure.

	Barclays Bank Group

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2023	2022	2023	2022	2023	2022
	£m	£m	£m	£m	£m	£m
Loans and advances designated at fair value, attributable to credit risk	1,367	1,679	3	—	1	(3)
Value mitigated by related credit derivatives	613	855	(5)	(1)	(5)	(1)
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
ineffective portion being recognised immediately in the income statement. The cumulative gain or loss recognised in other comprehensive income is recognised in the income statement on the disposal or partial disposal of the foreign operation, or other reductions in the Barclays Bank Group’s investment in the operation.

Barclays Bank Group	2023			2022
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Total derivative assets/(liabilities) held for trading	64,413,042	255,219	(249,380)	52,164,242	302,665	(288,398)
Total derivative assets/(liabilities) held for risk management	212,817	892	(500)	178,628	311	(808)
Derivative assets/(liabilities)	64,625,859	256,111	(249,880)	52,342,870	302,976	(289,206)
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	150
The fair values and notional amounts of derivatives held for trading are set out in the following table:

Derivatives held for trading and risk management	2023			2022
Barclays Bank Group	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading
Foreign exchange derivatives
OTC derivatives	6,531,231	86,830	(82,625)	5,773,814	108,865	(103,040)
Derivatives cleared by central counterparty	186,672	529	(512)	113,455	440	(473)
Exchange traded derivatives	17,899	2	(2)	19,426	15	(6)
Foreign exchange derivatives	6,735,802	87,361	(83,139)	5,906,695	109,320	(103,519)
Interest rate derivatives
OTC derivatives	19,684,538	105,405	(92,485)	14,938,526	130,917	(117,016)
Derivatives cleared by central counterparty	27,074,746	1,936	(2,065)	21,390,094	2,317	(2,340)
Exchange traded derivatives	6,800,161	2,824	(2,895)	5,654,126	2,257	(2,167)
Interest rate derivatives	53,559,445	110,165	(97,445)	41,982,746	135,491	(121,523)
Credit derivatives
OTC derivatives	587,472	4,936	(6,005)	619,843	4,262	(4,731)
Derivatives cleared by central counterparty	860,878	2,726	(2,625)	1,107,377	1,161	(1,321)
Credit derivatives	1,448,350	7,662	(8,630)	1,727,220	5,423	(6,052)
Equity and stock index derivatives
OTC derivatives	448,503	17,791	(25,769)	410,002	12,670	(16,715)
Exchange traded derivatives	2,017,045	30,379	(32,549)	1,924,613	35,986	(36,774)
Equity and stock index derivatives	2,465,548	48,170	(58,318)	2,334,615	48,656	(53,489)
Commodity derivatives
OTC derivatives	4,734	44	(4)	4,411	14	(51)
Exchange traded derivatives	199,163	1,817	(1,844)	208,555	3,761	(3,764)
Commodity derivatives	203,897	1,861	(1,848)	212,966	3,775	(3,815)
Derivative assets/(liabilities) held for trading	64,413,042	255,219	(249,380)	52,164,242	302,665	(288,398)

Total OTC derivatives	27,256,478	215,006	(206,888)	21,746,596	256,728	(241,553)
Total derivatives cleared by central counterparty	28,122,296	5,191	(5,202)	22,610,926	3,918	(4,134)
Total exchange traded derivatives	9,034,268	35,022	(37,290)	7,806,720	42,019	(42,711)
Derivative assets/(liabilities) held for trading	64,413,042	255,219	(249,380)	52,164,242	302,665	(288,398)

Derivatives held for risk management
Derivatives designated as cash flow hedges
Currency Swaps	17,995	625	(8)	2,000	175	(12)
Interest rate swaps	266	17	—	266	12	—
Interest rate derivatives cleared by central counterparty	95,964	—	—	92,366	—	—
Derivatives designated as cash flow hedges	114,225	642	(8)	94,632	187	(12)
Derivatives designated as fair value hedges
Interest rate swaps	4,670	140	(447)	4,561	27	(776)
Interest rate derivatives cleared by central counterparty	90,189	—	—	75,547	—	—
Derivatives designated as fair value hedges	94,859	140	(447)	80,108	27	(776)
Derivatives designated as hedges of net investments
Forward foreign exchange	3,733	110	(45)	3,888	97	(20)
Derivatives designated as hedges of net investments	3,733	110	(45)	3,888	97	(20)
Derivative assets/(liabilities) held for risk management	212,817	892	(500)	178,628	311	(808)

Total OTC derivatives	26,664	892	(500)	10,715	311	(808)
Total derivatives cleared by central counterparty	186,153	—	—	167,913	—	—
Derivative assets/(liabilities) held for risk management	212,817	892	(500)	178,628	311	(808)
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	151
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
In some hedging relationships, the Barclays Bank Group designates risk components of hedged items as follows:
▪Benchmark interest rate risk as a component of interest rate risk, such as the Risk Free Rate (RFR) component.
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
In respect of many of the Barclays Bank Group’s hedge accounting relationships, the hedged item and hedging instrument change frequently due to the dynamic nature of the risk management and hedge accounting strategy. The Barclays Bank Group applies hedge accounting to dynamic scenarios, predominantly in relation to interest rate risk, with a combination of hedged items in order for its financial statements to reflect as closely as possible the economic risk management undertaken. In some cases, if the hedge accounting objective changes, the relevant hedge accounting relationship is de-
designated and is replaced with a different hedge accounting relationship.
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
▪Cash flow hedges using external swaps with non-zero fair values.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	152

Hedged items in fair value hedges

Barclays Bank Group		Accumulated fair value adjustment included in carrying amount
	Carrying amount[a]	Total	Of which: Accumulated fair value adjustment on items no longer in a hedge relationship	Change in fair value used as a basis to determine ineffectiveness	Hedge ineffectiveness recognised in the income statement[b]
Hedged item statement of financial position classification and risk category	£m	£m	£m	£m	£m
2023
Assets
Loans and advances at amortised cost
- Interest rate risk	830	(154)	(5)	34	(1)
- Inflation risk	450	246	—	3	(5)
Debt securities classified as amortised cost
- Interest rate risk	2,394	(24)	(21)	48	24
- Inflation risk	6,484	(755)	3	33	(19)
Financial assets at fair value through other comprehensive income
- Interest rate risk	33,021	(1,173)	(658)	964	158
- Inflation risk	2,052	(51)	(62)	5	3
Total Assets	45,231	(1,911)	(743)	1,087	160
Liabilities
Debt securities in issue[c]
- Interest rate risk	(44,433)	1,872	539	(723)	21
Total Liabilities	(44,433)	1,872	539	(723)	21
Total Hedged Items	798	(39)	(204)	364	181

2022
Assets
Loans and advances at amortised cost
- Interest rate risk	1,950	(135)	3	(325)	(3)
- Inflation risk	445	243	—	(111)	2
Debt securities classified as amortised cost
- Interest rate risk	159	(19)	(11)	(133)	(20)
- Inflation risk	3,854	(1,287)	—	(1,658)	(18)
Financial assets at fair value through other comprehensive income[b]
- Interest rate risk	25,044	(3,132)	(228)	(3,833)	145
- Inflation risk	6,019	(181)	17	(690)	(26)
Total Assets	37,471	(4,511)	(219)	(6,750)	80
Liabilities
Debt securities in issue[c]
- Interest rate risk	(34,260)	2,746	(26)	3,577	22
Total Liabilities	(34,260)	2,746	(26)	3,577	22
Total Hedged Items	3,211	(1,765)	(245)	(3,173)	102
Notes
aFor items classified as fair value through other comprehensive income, the hedge accounting adjustment is not included in the carrying amount, but rather adjusts other comprehensive income.
bHedge ineffectiveness is recognised in net interest income.
cIncludes debt securities in issue and subordinated liabilities.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	153
Amount, timing and uncertainty of future cash flows
The following table shows the fair value hedging instruments which are carried on the balance sheet:

Barclays Bank Group		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m
As at 31 December 2023
Fair value	Interest rate risk	137	(106)	—	84,259	(121)
	Inflation risk	3	(341)	—	10,600	(62)
	Total	140	(447)		94,859	(183)

As at 31 December 2022
Fair value	Interest rate risk	—	—	—	67,613	858
	Inflation risk	27	(776)	—	12,495	2,417
	Total	27	(776)	—	80,108	3,275
The following table profiles the expected notional values of current hedging instruments for fair value hedging in future years:

	2023	2024	2025	2026	2027	2028	2029 and later
As at 31 December 2023	£m	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Fair value hedges of:
Interest rate risk (outstanding notional amount)	84,259	69,548	61,205	50,534	40,826	36,069	32,474
Inflation risk (outstanding notional amount)	10,600	10,584	10,503	9,663	9,118	7,420	6,908
For Barclays Bank Group, there are 960 (2022: 712) interest rate risk fair value hedges with an average fixed rate of 2.6% (2022: 1.8%) across the relationships and 79 (2022: 49) inflation risk fair value hedges with an average rate of 1.1% (2022: 0.6%) across the relationships.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	154

Hedged items in cash flow hedges and hedges of net investments in foreign operations
Barclays Bank Group
	Change in value of hedged item used as the basis for recognising ineffectiveness	Balance in cash flow hedging reserve for continuing hedges	Balance in currency translation reserve for continuing hedges	Balances remaining in cash flow hedging reserve for which hedge accounting is no longer applied	Balances remaining in currency translation reserve for which hedge accounting is no longer applied	Hedging (gains) or losses recognised in other comprehensive income	Hedge ineffectiveness recognised in the income statement[a]

Description of hedge relationship and hedged risk	£m	£m	£m	£m	£m	£m	£m
2023
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	(694)	94	—	1,909	—	(694)	23
Cash and balances at Central Banks	(1,004)	(151)	—	2,121	—	(1,004)	132
Foreign exchange risk
Loans and advances at amortised cost	(463)	30	—	—	—	(463)	5
Inflation risk
Debt securities classified at amortised cost	(313)	(181)	—	21	—	(313)	—
Total cash flow hedges	(2,474)	(208)	—	4,051	—	(2,474)	160
Hedge of net investment in foreign operations
USD foreign operations	(522)	—	1,374	—	—	(522)	—
EUR foreign operations	(49)	—	83	—	—	(49)	—
Other foreign operations	(115)	—	53	—	96	(115)	—
Total foreign operations	(686)	—	1,510	—	96	(686)	—

2022
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	2,978	2,212	—	962	—	2,978	(87)
Cash and balances at Central Banks	4,204	2,413	—	1,938	—	4,204	(110)
Foreign exchange risk
Loans and advances at amortised cost	3	(13)	—	—	—	3	2
Inflation risk
Debt securities classified at amortised cost	362	142	—	16	—	98	33
Total cash flow hedges	7,547	4,754	—	2,916	—	7,283	(162)
Hedge of net investment in foreign operations
USD foreign operations	922	—	1,767	—	—	922	—
EUR foreign operations	170	—	127	—	—	170	—
Other foreign operations	38	—	180	—	88	38	—
Total foreign operations	1,130	—	2,074	—	88	1,130	—
Note
aHedge ineffectiveness is recognised in net interest income.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	155
The following table shows the cash flow and net investment hedging instruments which are carried on the balance sheet:

Barclays Bank Group		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m
As at 31 December 2023
Cash flow	Interest rate risk	17	—	—	93,423	1,853
	Foreign exchange risk	625	(8)	—	17,995	468
	Inflation risk	—	—	—	2,807	313
	Total	642	(8)	—	114,225	2,634
Net investment	Foreign exchange risk	110	(45)	(8,507)	12,240	686

As at 31 December 2022
Cash flow	Interest rate risk	12	—	—	89,996	(7,379)
	Foreign exchange risk	175	(12)	—	2,000	(1)
	Inflation risk	—	—	—	2,636	(329)
	Total	187	(12)	—	94,632	(7,709)
Net investment	Foreign exchange risk	97	(20)	(8,368)	12,256	(1,130)
The effect on the income statement and other comprehensive income of recycling amounts in respect of cash flow hedges and net investment hedges of foreign operations is set out in the following table:

Barclays Bank Group	2023		2022
	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur

Description of hedge relationship and hedged risk	£m	£m	£m	£m
Cash flow hedge of interest rate risk
Recycled to net interest income	(1,664)	(1)	(496)	(46)
Cash flow hedge of foreign exchange risk
Recycled to net interest income	507	—	(1)	—
Hedge of net investment in foreign operations
Recycled to other income	—	(6)	—	(58)
A detailed reconciliation of the movements of the cash flow hedging reserve and the currency translation reserve is as follows:

Barclays Bank Group	2023		2022
	Cash flow hedging reserve	Currency translation reserve	Cash flow hedging reserve	Currency translation reserve
	£m	£m	£m	£m
Balance on 1 January	(5,557)	4,992	(618)	2,581
Currency translation movements	32	(1,934)	(7)	3,483
Hedging gains/(losses) for the year	2,474	686	(7,283)	(1,130)
Amounts reclassified in relation to cash flows affecting profit or loss	1,158	6	543	58
Tax	(1,002)	33	1,808	—
Balance on 31 December	(2,895)	3,783	(5,557)	4,992
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	156
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

	Barclays Bank Group
	2023	2022
	£m	£m
Debt securities and other eligible bills	50,650	44,861
Equity securities	2	1
Loans and advances	771	222
Financial assets at fair value through other comprehensive income	51,423	45,084
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
The details on how the fair value amounts are arrived at for financial liabilities designated at fair value are described in Note 16.

	Barclays Bank Group
	2023		2022
	Fair value	Contractual amount due on maturity	Fair value	Contractual amount due on maturity
	£m	£m	£m	£m
Debt securities	67,486	81,651	57,325	72,728
Deposits	43,602	44,912	41,037	42,455
Repurchase agreements and other similar secured borrowing	186,906	187,786	173,172	173,938
Subordinated debt	579	942	521	1,029
Financial liabilities designated at fair value	298,573	315,291	272,055	290,150
(The details on how the fair value amounts are arrived at for financial liabilities designated at fair value are described in Note 16.)
The cumulative own credit net loss recognised for Barclays Bank Group is £ 307m (2022: £674m)
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	157
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
For valuations that have made use of unobservable inputs, the difference between the model valuation and the initial transaction price (Day One profit)
is recognised in profit or loss either: on a straight-line basis over the term of the transaction; or over the period until all inputs will become observable where appropriate; or released in full when previously unobservable inputs become observable.
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
The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 165.
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
Climate related risks are assumed to be included in the fair values of assets and liabilities traded in active markets. Within less active markets, for counterparties and instruments identified as being more susceptible to climate change risk, an impact assessment was performed by increasing their probability of default. The change in the valuation of the assets and liabilities from this assessment was not sufficiently material to necessitate any amendment to the reported 2023 year-end valuations.
Valuation
Assets and liabilities are classified according to a hierarchy that reflects the observability of significant market inputs. The three levels of the fair value hierarchy are defined below with judgement applied in determining the boundary between Level 2 and 3 classifications.
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
Valuation technique using observable inputs – Level 2
Assets and liabilities classified as Level 2 have been valued using models whose inputs are observable either directly or indirectly. Valuations based on observable inputs include assets and liabilities such as swaps and forwards which are valued using market standard pricing techniques, and options that are commonly traded in markets where all the inputs to the market standard pricing models are observable. For certain instruments that derive a fair value using unobservable inputs that are not considered significant, then the asset or liability may be classified as Level 2.
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
inputs, historical observations or using other analytical techniques.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	158
The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2023				2022
	Valuation technique using				Valuation technique using
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	94,615	73,442	6,509	174,566	62,469	64,822	6,480	133,771
Financial assets at fair value through the income statement	5,747	193,121	5,368	204,236	5,647	199,370	6,111	211,128
Derivative financial assets	107	252,464	3,540	256,111	10,054	287,749	5,173	302,976
Financial assets at fair value through other comprehensive income	21,079	29,568	776	51,423	15,029	30,051	4	45,084
Investment property	—	—	2	2	—	—	5	5
Total assets	121,548	548,595	16,195	686,338	93,199	581,992	17,773	692,964

Trading portfolio liabilities	(28,380)	(29,013)	(368)	(57,761)	(43,679)	(28,725)	(56)	(72,460)
Financial liabilities designated at fair value	(117)	(297,244)	(1,212)	(298,573)	(133)	(270,880)	(1,042)	(272,055)
Derivative financial liabilities	(81)	(245,146)	(4,653)	(249,880)	(10,823)	(272,020)	(6,363)	(289,206)
Total liabilities	(28,578)	(571,403)	(6,233)	(606,214)	(54,635)	(571,625)	(7,461)	(633,721)
The following table shows Barclays Bank PLC’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy)
and balance sheet classification:
The following table shows Barclays Bank Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

Level 3 Assets and liabilities held at fair value by product type
	2023		2022
	Assets	Liabilities	Assets	Liabilities
Barclays Bank Group	£m	£m	£m	£m
Interest rate derivatives	2,211	(1,701)	2,361	(2,858)
Foreign exchange derivatives	111	(91)	1,513	(1,474)
Credit derivatives	241	(820)	290	(603)
Equity derivatives	977	(2,041)	1,009	(1,428)
Corporate debt	1,568	(352)	1,677	(49)
Reverse repurchase and repurchase agreements	209	(517)	37	(434)
Loans	8,986	—	9,390	—
Private equity investments	145	—	140	—
Other[a]	1,747	(711)	1,356	(615)
Total	16,195	(6,233)	17,773	(7,461)
Note
aOther includes funds and fund-linked products, issued debt, Government and Government sponsored debt, asset backed securities, equities cash products and investment property.
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
or bespoke models depending on the product type.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	159
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
Loans
Description: A drawn lending facility issued to corporate clients and customers.
Valuation: Loans are valued either using a price based approach or through models that discount expected future cash flows based on interest rates and loan spreads.
Observability: Within this loan population, the price or loan spread may be unobservable.
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
Other
Description: Other includes funds and fund-linked products, issued debt, Government sponsored debt, asset backed securities, equity cash products and investment property.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	160
Assets and liabilities reclassified between Level 1 and Level 2
During the year, there were no material transfers between Level 1 to Level 2 (2022 there were no material transfers between Level 1 and Level 2).
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

Analysis of movements in Level 3 assets and liabilities

	As at 1 January 2023					Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 31 December 2023
		Purchases	Sales	Issues	Settlements	Trading income[b]	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	595	352	(146)	—	(220)	76	—	—	56	(34)	679
Loans	4,837	1,425	(1,734)	—	(382)	(34)	—	—	384	(27)	4,469
Other	1,048	1,617	(1,143)	—	—	(31)	—	—	619	(749)	1,361
Trading portfolio assets	6,480	3,394	(3,023)	—	(602)	11	—	—	1,059	(810)	6,509

Corporate debt	1,082	39	(145)	—	—	10	(8)	—	—	(89)	889
Loans	4,553	3,630	(3,263)	—	(1,017)	36	(14)	—	213	(154)	3,984
Private equity investments	140	8	(2)	—	(6)	(8)	13	—	—	—	145
Reverse repurchase and repurchase agreements	37	166	—	—	—	6	—	—	—	—	209
Other	299	34	(1)	—	(61)	(18)	(5)	—	26	(133)	141
Financial assets at fair value through the income statement	6,111	3,877	(3,411)	—	(1,084)	26	(14)	—	239	(376)	5,368

Loans	—	533	—	—	—	—	—	—	—	—	533
Other	4	200	—	—	(3)	—	—	—	42	—	243
Assets at fair value through other comprehensive income	4	733	—	—	(3)	—	—	—	42	—	776

Investment property	5	—	(4)	—	—	—	1	—	—	—	2

Trading portfolio liabilities	(56)	(367)	45	—	—	—	—	—	—	10	(368)

Financial liabilities designated at fair value	(1,042)	(38)	—	(403)	—	(38)	(3)	—	(147)	459	(1,212)

Interest rate derivatives	(497)	131	(31)	—	58	87	—	—	326	436	510
Foreign exchange derivatives	39	—	—	—	37	(15)	—	—	11	(52)	20
Credit derivatives	(313)	(351)	56	—	(15)	(2)	—	—	51	(5)	(579)
Equity derivatives	(419)	(419)	(1)	—	3	(162)	—	—	—	(66)	(1,064)
Net derivative financial instruments[a]	(1,190)	(639)	24	—	83	(92)	—	—	388	313	(1,113)

Total	10,312	6,960	(6,369)	(403)	(1,606)	(93)	(16)	—	1,581	(404)	9,962
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	161

Analysis of movements in Level 3 assets and liabilities

	As at 1 January 2022					Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 31 December 2022
		Purchases	Sales	Issues	Settlements	Trading income[b]	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	389	392	(182)	—	(18)	(39)	—	—	87	(34)	595
Loans	758	7,009	(2,635)	—	(19)	(264)	—	—	10	(22)	4,837
Other	1,134	667	(412)	—	(298)	(43)	—	—	275	(275)	1,048
Trading portfolio assets	2,281	8,068	(3,229)	—	(335)	(346)	—	—	372	(331)	6,480

Corporate debt	818	405	—	—	(189)	48	—	—	—	—	1,082
Loans	4,947	8,689	(7,559)	—	(1,201)	(333)	—	—	49	(39)	4,553
Private equity investments	148	35	(59)	—	(3)	7	12	—	—	—	140
Reverse repurchase and repurchase agreements	13	—	—	—	—	24	—	—	—	—	37
Other	153	128	—	—	(1)	—	2	—	17	—	299
Financial assets at fair value through the income statement	6,079	9,257	(7,618)	—	(1,394)	(254)	14	—	66	(39)	6,111

Other	38	—	—	—	(32)	—	—	(2)	—	—	4
Assets at fair value through other comprehensive income	38	—	—	—	(32)	—	—	(2)	—	—	4

Investment properties	7	—	(1)	—	—	—	(1)	—	—	—	5

Trading portfolio liabilities	(27)	(23)	8	—	—	9	—	—	(27)	4	(56)

Financial liabilities designated at fair value	(404)	(285)	—	(98)	82	70	1	—	(448)	40	(1,042)

Interest rate derivatives	(260)	(217)	—	—	54	(467)	—	—	431	(38)	(497)
Foreign exchange derivatives	2	—	—	—	(6)	27	—	—	—	16	39
Credit derivatives	(386)	(4)	(2)	—	57	23	—	—	11	(12)	(313)
Equity derivatives	(1,405)	(213)	—	—	332	307	—	—	(11)	571	(419)
Net derivative financial instruments[a]	(2,049)	(434)	(2)	—	437	(110)	—	—	431	537	(1,190)

Total	5,925	16,583	(10,842)	(98)	(1,242)	(631)	14	(2)	394	211	10,312
Notes
aThe derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £3,540m (2022: £5,173m) and derivative financial liabilities are £4,653m (2022: £6,363m).
bTrading income represents gains and (losses) on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in level 2.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	162
Unrealised gains and losses on Level 3 financial assets and liabilities
The following tables disclose the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and (losses) recognised during the period on Level 3 assets and liabilities held at year end
	2023				2022
	Income statement		Other compre- hensive income		Income statement		Other compre- hensive income
Barclays Bank Group	Trading income[a]	Other income		Total	Trading income[a]	Other income		Total
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	10	—	—	10	(290)	—	—	(290)
Financial assets at fair value through the income statement	28	1	—	29	(152)	9	—	(143)
Fair value through other comprehensive income	—	—	—	—	—	—	—	—
Investment property	—	1	—	1	—	(1)	—	(1)
Trading portfolio liabilities	—	—	—	—	8	—	—	8
Financial liabilities designated at fair value	(38)	(3)	—	(41)	55	—	—	55
Net derivative financial instruments	(107)	—	—	(107)	(80)	—	—	(80)
Total	(107)	(1)	—	(108)	(459)	8	—	(451)
Significant unobservable inputs
The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Valuation technique(s)[a]	Significant unobservable inputs	2023		2022
			Range		Range
Barclays Bank Group			Min	Max	Min	Max	Units[b]
Derivative financial instruments[c]
Interest rate derivatives	Discounted cash flows	Inflation forwards	4	7	3	5%
		Credit spread	15	1,672	17	2,159	bps
		Yield	1	7	(3)	56%
		Growth curve	(1)	2	—	—%
	Correlation Model	Inflation forwards	—	—	(20)	(13)%
	Option model	Inflation volatility	66	257	49	315	bps vol
		Interest rate volatility	26	515	36	430	bps vol
		FX - IR correlation	(20)	78	(20)	78%
		IR - IR correlation	(20)	98	12	99%
Credit derivatives	Discounted cash flows	Credit spread	1	765	3	2,943	bps
	Comparable pricing	Price	46	99	79	92	points
Equity derivatives	Option model	Equity volatility	5	138	3	140%
		Equity - equity correlation	40	100	40	100%
	Discounted cash flow	Discount margin	(238)	110	(205)	634	bps
Non-derivative financial instruments
Loans	Discounted cash flows	Loan spread	41	802	51	801	bps
		Credit spread	186	870	200	426	bps
		Yield	7	18	5	34%
	Comparable pricing	Price	0	287	0	101	points
Corporate debt	Comparable pricing	Price	0	352	0	232	points
	Discounted cash flows	Loan spread	—	—	229	834	bps
Reverse repurchase and repurchase agreements	Discounted cash flows	Repo spread	385	468	321	502	bps
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
instruments. The range of significant unobservable credit spreads is between 29bps- 1,672bps (2022: 17bps- 2,159bps).
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	163
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
Comparable price
Comparable instrument prices are used in valuation by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable observable instrument, then adjusting that yield (or spread) to account for relevant differences such as maturity or credit quality. Alternatively, a price-
to-price basis can be assumed between the comparable and unobservable instruments in order to establish a value.
Loans includes a portfolio of loans extended to clients within the Barclays Bank Group’s leveraged finance business. Leveraged finance loans are originated where Barclays Bank Group provides financing commitments to clients to facilitate strategic transactions such as leverage buyouts and acquisitions. The sensitivity of the portfolio to unobservable inputs is judgmental reflecting their illiquid nature and the significance of unobservable price inputs to the valuation.
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
In general, a significant increase in loan spreads in isolation will result in a fair value decrease for a loan.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	164

Sensitivity analysis of valuations using unobservable inputs
	2023				2022
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes

	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	78	—	(158)	—	119	—	(155)	—
Foreign exchange derivatives	4	—	(9)	—	16	—	(22)	—
Credit derivatives	27	—	(32)	—	79	—	(71)	—
Equity derivatives	142	—	(226)	—	161	—	(168)	—
Corporate debt	34	—	(22)	—	45	—	(27)	—
Loans	545	2	(763)	(2)	267	—	(481)	—
Private equity investments	9	—	(9)	—	10	—	(10)	—
Other[a]	126	1	(118)	(1)	30	—	(33)	—
Total	965	3	(1,337)	(3)	727	—	(967)	—
Note
aOther includes equity cash products, funds and fund-linked products, Government and Government sponsored debt and asset backed securities.
The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £968m (2022: £727m) or to decrease fair values by up to £1,340m (2022: £967m) with substantially all the potential effect impacting profit and loss. Unfavourable changes shown in the table above are partly provided for through the capital and prudential valuation adjustment framework.
Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	2023	2022
Barclays Bank Group	£m	£m
Exit price adjustments derived from market bid-offer spreads	(558)	(566)
Uncollateralised derivative funding	(4)	(11)
Derivative credit valuation adjustments	(209)	(319)
Derivative debit valuation adjustments	144	208
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
Exit price adjustments derived from market bid-offer spreads have decreased by £8m to £(558)m.
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
Uncollateralised
A fair value adjustment of £(4)m has been applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised and partially collateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. The derivative funding adjustment has decreased by £7m to £(4)m .
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
using current or scenario-based mark to market as an estimate of future exposure.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	165
Probability of default and recovery rate information is generally sourced from the Credit Default Swap (CDS) markets. Where this information is not available, or considered unreliable, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market-based default and recovery information.
Derivative credit valuation adjustments decreased by £110m to £(209)m as a result of tightening input counterparty credit spreads . Derivative debit valuation adjustments decreased by £64m to £144m, as a result of tightening input Barclays Bank PLC credit spreads.
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
Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £194m (2022: £106m) for financial instruments measured at fair value and £18m (2022: £25m) for financial instruments carried at amortised cost. There are additions and FX gains of £136m (2022: £49m) and amortisation and releases of £48m (2022: £65m) for financial instruments measured at fair value and additions of £nil (2022: £nil) and amortisation and releases of £7m (2022: £3m) for financial instruments carried at amortised cost.
Third party credit enhancements
Structured and brokered certificates of deposit issued by Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit
Insurance Corporation (FDIC) in the US. The FDIC is funded by premiums that Barclays Bank Group and other banks pay for deposit insurance coverage.
The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £5,162m (2022: £5,197m).
Comparison of carrying amounts and fair values
The following table summarises the fair value of financial assets and liabilities measured at amortised cost on Barclays Bank Group’s and Barclays Bank
PLC's balance sheet disaggregated by balance sheet classification:

Barclays Bank Group	2023					2022

	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Debt securities at amortised cost	39,046	37,807	13,976	21,384	2,447	27,303	26,702	9,143	16,284	1,275
Loans and advances at amortised cost	146,201	147,323	5,766	73,231	68,326	155,204	155,025	5,067	70,275	79,683
Reverse repurchase agreements and other similar secured lending	1,103	1,103	—	1,103	—	725	725	—	725	—
Assets included in disposal groups classified as held for sale	3,855	3,855	—	3,855	—	—	—	—	—	—

Financial liabilities
Deposits at amortised cost	(301,798)	(301,851)	(166,087)	(135,461)	(303)	(291,579)	(291,552)	(176,959)	(114,267)	(326)
Repurchase agreements and other similar secured borrowing	(28,554)	(28,554)	—	(28,554)	—	(11,965)	(11,966)	—	(11,966)	—
Debt securities in issue	(45,653)	(45,557)	—	(44,595)	(962)	(60,012)	(59,895)	—	(57,954)	(1,941)
Subordinated liabilities	(35,903)	(37,295)	—	(37,100)	(195)	(38,253)	(38,686)	—	(38,465)	(220)
Liabilities included in disposal groups classified as held for sale	(3,078)	(3,078)	—	(3,078)	—	—	—	—	—	—
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
impact on fair values which are based on unobservable inputs.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	166
Financial assets
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
Subordinated liabilities
Fair values for dated and undated convertible and non-convertible loan capital are based on quoted market rates for the issuer concerned or issuers with similar terms and conditions.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	167
17Offsetting financial assets and financial liabilities
The Barclays Bank Group reports financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set-off the recognised amounts and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:
▪All financial assets and liabilities that are reported net on the balance sheet.
▪All derivative financial instruments and reverse repurchase and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.
The ‘Net amounts’ presented in the table below are not intended to represent the Barclays Bank Group’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to netting and collateral arrangements.

Barclays Bank Group	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangements[c]	Balance sheet total[d]
	Effects of offsetting on-balance sheet			Related amounts not offset
	Gross amounts	Amounts offset[a]	Net amounts reported on the balance sheet	Financial instruments	Financial collateral[b]	Net amount
As at 31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m
Derivative financial assets	306,735	(55,781)	250,954	(198,633)	(39,927)	12,394	5,157	256,111
Reverse repurchase agreements and other similar secured lending[e]	677,255	(529,435)	147,820	—	(147,397)	423	2,414	150,234
Total assets	983,990	(585,216)	398,774	(198,633)	(187,324)	12,817	7,571	406,345
Derivative financial liabilities	(297,308)	54,241	(243,067)	198,633	27,930	(16,504)	(6,813)	(249,880)
Repurchase agreements and other similar secured borrowing[e]	(736,112)	529,435	(206,677)	—	206,677	—	(8,783)	(215,460)
Total liabilities	(1,033,420)	583,676	(449,744)	198,633	234,607	(16,504)	(15,596)	(465,340)

As at 31 December 2022
Derivative financial assets	374,848	(76,429)	298,419	(238,062)	(45,920)	14,437	4,557	302,976
Reverse repurchase agreements and other similar secured lending[e]	560,060	(397,439)	162,621	—	(161,992)	629	2,802	165,423
Total assets	934,908	(473,868)	461,040	(238,062)	(207,912)	15,066	7,359	468,399
Derivative financial liabilities	(360,242)	76,530	(283,712)	238,062	26,407	(19,243)	(5,494)	(289,206)
Repurchase agreements and other similar secured borrowing[e]	(573,332)	397,439	(175,893)	—	175,893	—	(9,244)	(185,137)
Total liabilities	(933,574)	473,969	(459,605)	238,062	202,300	(19,243)	(14,738)	(474,343)
Notes
aAmounts offset for derivative financial assets additionally includes cash collateral netted of £7,527m (2022: £15,199m). Amounts offset for derivative financial liabilities additionally includes cash collateral netted of £9,067m (2022: £15,098m). Settlements assets and liabilities have been offset amounting to £29,297m (2022: £24,250m).
bFinancial collateral of £39,927m (2022: £45,920m) was received in respect of derivative assets, including £29,944m (2022: £34,496m) of cash collateral and £9,983m
(2022: £11,424m) of non-cash collateral. Financial collateral of £27,930m (2022: £26,407m) was placed in respect of derivative liabilities, including £24,212m (2022:
£24,990m) of cash collateral and £3,718m (2022: £1,417m) of non-cash collateral. The collateral amounts are limited to net balance sheet exposure so as to not include over-collateralisation.
cThis column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
dThe balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
eReverse repurchase agreements and other similar secured lending of £150,234m (2022: £165,423m) is split by fair value £149,131m (2022: £164,698m) and amortised cost £1,103m (2022: £725m). Repurchase agreements and other similar secured borrowing of £215,460m (2022: £185,137m) is split by fair value £186,906m (2022:
£173,172m) and amortised cost £28,554m (2022: £11,965m).
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
risk mitigation section on page 42.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F	168
18Property, plant and equipment
Accounting for property, plant and equipment
Property, plant and equipment is stated at cost, which includes direct and incremental acquisition costs less accumulated depreciation and provisions for impairment, if required. Subsequent costs are capitalised if these result in enhancement of the asset.
Depreciation is provided on the depreciable amount of items of property, plant and equipment on a straight-line basis over their estimated useful economic lives. Depreciation rates, methods and the residual values underlying the calculation of depreciation of items of property, plant and equipment are kept under review to take account of any change in circumstances including consideration on future Climate and Sustainability investments.
The Barclays Bank Group and Barclays Bank PLC use the following annual rates in calculating depreciation:

Annual rates in calculating depreciation	Depreciation rate
Freehold land	Not depreciated
Freehold buildings	2%-3.3%
Leasehold property	Over the remaining life of the lease
Costs of adaptation of freehold and leasehold property	6%-10%
Equipment installed in freehold and leasehold property	6%-10%
Computers and similar equipment	17%-33%
Fixtures and fittings and other equipment	9%-20%
Costs of adaptation and installed equipment are depreciated over the shorter of the life of the lease or the depreciation rates noted in the table above.
Investment property
The Barclays Bank Group and Barclays Bank PLC initially recognises investment property at cost, and subsequently at fair value at each balance sheet date, reflecting market conditions at the reporting date. Gains and losses on remeasurement are included in the income statement.

	Barclays Bank Group
	Investment property	Property	Equipment	Right of use assets[a]	Total
	£m	£m	£m	£m	£m
Cost
As at 1 January 2023	5	1,624	1,039	781	3,449
Additions	—	18	85	9	112
Disposals[b]	(3)	(12)	(186)	(3)	(204)
Exchange and other movements	—	(90)	4	16	(70)
As at 31 December 2023	2	1,540	942	803	3,287
Accumulated depreciation and impairment
As at 1 January 2023	—	(782)	(775)	(513)	(2,070)
Depreciation charge	—	(47)	(78)	(52)	(177)
Impairment charge	—	—	—	(13)	(13)
Disposals[b]	—	9	185	3	197
Exchange and other movements	—	42	(22)	18	38
As at 31 December 2023	—	(778)	(690)	(557)	(2,025)
Net book value	2	762	252	246	1,262
Cost
As at 1 January 2022	7	1,702	1,058	715	3,482
Additions	—	93	79	20	192
Disposals[b]	(1)	(269)	(212)	(14)	(496)
Exchange and other movements	(1)	98	114	60	271
As at 31 December 2022	5	1,624	1,039	781	3,449
Accumulated depreciation and impairment
As at 1 January 2022	—	(920)	(877)	(437)	(2,234)
Depreciation charge	—	(70)	(61)	(69)	(200)
Impairment charge	—	—	—	(13)	(13)
Disposals[b]	—	269	209	16	494
Exchange and other movements	—	(61)	(46)	(10)	(117)
As at 31 December 2022	—	(782)	(775)	(513)	(2,070)
Net book value	5	842	264	268	1,379
Notes
aRight of use (ROU) asset balances relate to Property Leases accounted in accordance with IFRS 16. Refer to Note 19 for further details.
bDisposals pertain to fully depreciated assets which are not in use.
Notes to the financial statements
Assets at amortised cost and other investments

Barclays Bank PLC 2023 Annual Report on Form 20-F	169
Property rentals of £8m (2022: £8m) have been included in other income within the Barclays Bank Group.
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
19Leases
Accounting for leases
When the Barclays Bank Group or Barclays Bank PLC are the lessee, they are required to recognise both:
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
The Barclays Bank Group and Barclays Bank PLC apply the recognition exemption in IFRS 16 for leases with a term not exceeding 12 months. For these leases the lease payments are recognised as an expense on a straight line basis over the lease term unless another systematic basis is more appropriate.
When the Barclays Bank Group or Barclays Bank PLC are the lessor, the lease must be classified as either a finance lease or an operating lease. A finance lease is a lease which confers substantially all the risks and rewards of the leased assets on the lessee. An operating lease is a lease where substantially all of the risks and rewards of the leased asset remain with the lessor.
As Lessors
The Barclays Bank Group and Barclays Bank PLC do not have any material operating and finance leases as lessors.
As Lessees
The Barclays Bank Group and Barclays Bank PLC lease various offices, branches and other premises under non-cancellable lease arrangements to meet its operational business requirements. In some instances, the Barclays Bank Group or Barclays Bank PLC will sublease property to third parties when it is no longer needed to meet business requirements. Currently, the Barclays Bank Group and Barclays Bank PLC do not have any material subleasing arrangements.
ROU asset balances relate to property leases only. Refer to Note 19 for the carrying amount of ROU assets.
The Barclays Bank Group and Barclays Bank PLC have not recognised any expenses related to short term leases during the current and previous year.

Lease liabilities	Barclays Bank Group
	2023	2022
	£m	£m
As at 1 January	496	495
Interest expense	21	18
New leases	9	18
Disposals	(1)	(4)
Cash payments[a]	(265)	(89)
Exchange and other movements	20	58
As at 31 December (see Note 21)	280	496
The below table sets out a maturity analysis of undiscounted lease liabilities, showing the lease payments after the reporting date.

Undiscounted lease liabilities maturity analysis	Barclays Bank Group
	2023	2022
	£m	£m
Not more than one year	62	91
One to two years	55	94
Two to three years	49	80
Three to four years	43	66
Four to five years	28	66
Five to ten years	72	181
Greater than ten years	16	19
Total undiscounted lease liabilities as at 31 December	325	597
Notes to the financial statements
Assets at amortised cost and other investments

Barclays Bank PLC 2023 Annual Report on Form 20-F	170
In addition to the cash flows identified above, the Barclays Bank Group and Barclays Bank PLC are exposed to:
•Variable lease payments: This variability will typically arise from either inflation index instruments or market-based pricing adjustments.
Currently, Barclays Bank Group has 49 leases (2022: 41 leases) out of the total 94 leases (2022: 106 leases) which have variable lease payment terms based on market based pricing adjustments. Of the gross cash flows identified above, £229m (2022: £418m) is attributable to leases with some degree of variability predominately linked to market based pricing adjustments.
•Extension and termination options: The table above represents the Barclays Bank Group’s and the Barclays Bank PLC’s best estimate of future cash outflows for leases, including assumptions regarding the exercising of contractual extension and termination options. The above gross cash flows have been reduced by £429m (2022: £486m) and £9m (2022: £11m) respectively for leases where the Barclays Bank Group and the Barclays Bank
PLC are highly expected to exercise an early termination option. However, there is no significant impact where the Barclays Bank Group or Barclays
Bank PLC are expected to exercise an extension option.
The Barclays Bank Group and Barclays Bank PLC do not have any restrictions or covenants imposed by the lessor on its property leases which restrict its businesses.
20Goodwill and intangible assets
Accounting for goodwill and intangible assets
Goodwill
Goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the purchase consideration over the fair value of the Barclays
Bank Group’s share of the assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.
Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. The test involves comparing the carrying value of the cash generating unit (CGU) including goodwill with the present value of the pre-tax cash flows, discounted at a rate of interest that reflects the inherent risks, of the CGU to which the goodwill relates, or the CGUs fair value if this is higher.
Intangible assets
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
are reviewed annually for impairment.
Notes to the financial statements
Assets at amortised cost and other investments

Barclays Bank PLC 2023 Annual Report on Form 20-F	171

		Intangible assets
	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Cost
As at 1 January 2023	345	1,477	91	1,562	956	4,431
Additions	—	310	23	—	4	337
Disposals[a]	—	(325)	(13)	—	(2)	(340)
Exchange and other movements[b]	(10)	(196)	(28)	(85)	(830)	(1,149)
As at 31 December 2023	335	1,266	73	1,477	128	3,279
Accumulated amortisation and impairment
As at 1 January 2023	(68)	(787)	(49)	(1,382)	(480)	(2,766)
Disposals[a]	—	325	13	—	2	340
Amortisation charge	—	(163)	(9)	(39)	(48)	(259)
Impairment charge	—	(40)	—	—	—	(40)
Exchange and other movements[b]	—	42	3	76	409	530
As at 31 December 2023	(68)	(623)	(42)	(1,345)	(117)	(2,195)
Net book value	267	643	31	132	11	1,084
The German Consumer Finance business moved to assets held for sale during the year and this resulted in an impairment of Intangible assets of £32m.

	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Cost
As at 1 January 2022	326	1,508	95	1,339	876	4,144
Additions	—	275	—	76	17	368
Disposals[a]	—	(427)	(13)	(12)	(33)	(485)
Exchange and other movements	19	121	9	159	96	404
As at 31 December 2022	345	1,477	91	1,562	956	4,431
Accumulated amortisation and impairment
As at 1 January 2022	(68)	(966)	(52)	(1,207)	(402)	(2,695)
Disposals[a]	—	427	13	12	33	485
Amortisation charge	—	(153)	(6)	(44)	(67)	(270)
Impairment charge	—	—	—	—	—	0
Exchange and other movements	—	(95)	(4)	(143)	(44)	(286)
As at 31 December 2022	(68)	(787)	(49)	(1,382)	(480)	(2,766)
Net book value	277	690	42	180	476	1,665
Notes
aDisposals pertain to fully amortised assets which are not in use.
bIn the current year the Barclays Bank Group has reclassified assets with a total net book value of £412m recognised on balance sheet relating to sign-on bonus payments made to co-brand credit card partners from Intangible Assets (Licences and other) to Other Assets. This change in classification has been made to more appropriately reflect the nature of the assets.
Goodwill
Goodwill is allocated to business operations according to business segments as follows:

	Barclays Bank Group
	2023	2022
	£m	£m
Consumer, Cards and Payments	267	277
Total net book value of goodwill	267	277
2023 impairment review
The 2023 impairment review was performed during Q4 2023, with the approach and results of this analysis set out below.
Notes to the financial statements
Assets at amortised cost and other investments

Barclays Bank PLC 2023 Annual Report on Form 20-F	172
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
Goodwill is initially allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the acquisition that generated it. Goodwill is only reallocated if there is a change in its use or when reporting structures are altered in a way that changes the composition of one or more cash-
generating units to which goodwill has been allocated. The goodwill allocated to the Barclays Bank Group's CGUs is unchanged in the year.
Cash flows
The five-year cash flows used in the calculation of value in use are based on the formally agreed medium-term plans approved by the Board. These are prepared using macroeconomic assumptions which management considers reasonable and supportable, and reflect business agreed initiatives for the forecast period.
Discount rates
IAS 36 requires that the discount rate used in a value in use calculation reflects the pre-tax rate an investor would require if they were to choose an investment that would generate similar cash flows to those that the entity expects to generate from the asset. In determining the discount rate, management identified the cost of equity associated with market participants that closely resemble the Barclays Bank Group's CGUs. The cost of equity has been used as the discount rate in the impairment assessment and applied to the post tax cash flows of the CGU. This post-tax method incorporates the impact of changing tax rates on the cash flows and is expected to produce the same VIU result as a pre-tax method adjusted for varying tax rates.
Using the resultant VIU the equivalent pre-tax discount rates have been calculated. The cost of equity rate used for all CGUs in this year’s calculation has been increased to reflect the relative volatility of Barclays plc’s stock price versus the average of our peers. The range of equivalent pre-tax discount rates applicable across the CGUs range from 14.7% to 17.2% (2022: 14.1% to 16.0%).
Terminal growth rate
The terminal growth rate is used to estimate the effect of projecting cash flows to the end of an asset’s useful economic life. It is management’s judgement that the cash flows associated with the CGUs will grow in line with the major economies in which the Barclays Bank Group operates. The UK inflation rate is used as an approximation for the future growth rates. The terminal growth rate used is 2.0% (2022: 2.0%).
Outcome of goodwill and intangibles review
Based on management’s plans and assumptions the value in use exceeds the carrying value of the CGUs and no goodwill impairment has been indicated by the 2023 impairment review.
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
bought and sold.
Notes to the financial statements
Assets at amortised cost and other investments

Barclays Bank PLC 2023 Annual Report on Form 20-F	173
The notes included in this section focus on the Barclays Bank Group’s accruals, provisions and contingent liabilities. Provisions are recognised for present obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated. Contingent liabilities reflect potential liabilities that are not recognised on the balance sheet.
21Other liabilities

	Barclays Bank Group
	2023	2022
	£m	£m
Accruals and deferred income	2,695	2,973
Other creditors	5,969	7,255
Items in the course of collection due to other banks	40	55
Lease liabilities (refer to Note 19)	280	496
Other liabilities	8,984	10,779
22Provisions
Accounting for provisions
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
The amount that is recognised as a provision can also be very sensitive to the assumptions made in calculating it. This gives rise to a large range of potential outcomes which require judgement in determining an appropriate provision level. See Note 24 for more detail of legal, competition and regulatory matters.

	Redundancy and restructuring	Customer redress	Legal, competition and regulatory matters	Sundry provisions	Total
	£m	£m	£m	£m	£m
Barclays Bank Group
As at 1 January 2023	45	46	113	122	326
Additions	178	12	27	45	262
Amounts utilised	(80)	(11)	(68)	(11)	(170)
Unused amounts reversed	(13)	(25)	(10)	(14)	(62)
Exchange and other movements	(4)	(1)	(3)	(4)	(12)
As at 31 December 2023	126	21	59	138	344
Undrawn contractually committed facilities and guarantees[a]
As at 1st January 2023					532
Net change in expected credit loss provision and other movements					(59)
As at 31 December 2023					473
Total Provisions
As at 1st January 2023					858
As at 31 December 2023					817
Note
aUndrawn contractually committed facilities and guarantees provisions are accounted for under IFRS 9. Further analysis of the movement in the expected credit loss provision is disclosed within the 'Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees' table on page 57.
Provisions expected to be recovered or settled within no more than 12 months after 31 December 2023 for Barclays Bank Group were £717m (2022:
£764m) and for Barclays Bank PLC were £458m (2022: £560m).
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings

Barclays Bank PLC 2023 Annual Report on Form 20-F	174
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
Legal, competition and regulatory matters
The Barclays Bank Group is engaged in various legal proceedings, both in the UK and a number of other overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties, please refer to Note 24.
Sundry provisions
This category includes provisions that do not fit into any of the other categories, such as fraud losses and dilapidation provisions.
Undrawn contractually committed facilities and guarantees
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision. For further information, refer to the Credit Risk section for loan commitments and financial guarantees on pages 55 to 56.
23Contingent liabilities and commitments
Accounting for contingent liabilities
Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events and present obligations where the transfer of economic resources is uncertain or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the likelihood of an outflow of economic resources is remote.
The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on-balance sheet:

	Barclays Bank Group
	2023	2022
	£m	£m
Guarantees and letters of credit pledged as collateral security	17,578	17,700
Performance guarantees, acceptances and endorsements	9,251	8,100
Total contingent liabilities and financial guarantees	26,829	25,800
Of which: Financial guarantees and letters of credit carried at fair value	1,266	1,423

Documentary credits and other short-term trade related transactions	2,352	1,748
Standby facilities, credit lines and other commitments	335,583	333,229
Total commitments	337,935	334,977
Of which: Loan commitments carried at fair value	15,203	13,471
Expected credit losses held against contingent liabilities and commitments equal £473m (2022: £532m) for Barclays Bank Group.
24Legal, competition and regulatory matters
The Barclays Bank Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.
The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies applicable to Note 22 Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Barclays Bank
Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Barclays Bank Group’s potential financial exposure in respect of those matters.
Investigations into certain advisory services agreements and other proceedings
FCA proceedings
In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority
(FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the
Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Warning Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-
related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Warning Notices was £50m.
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
Barclays PLC and Barclays Bank PLC have referred the RDC’s findings to the Upper Tribunal for reconsideration.
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings

Barclays Bank PLC 2023 Annual Report on Form 20-F	175
Other proceedings
In November 2023, Barclays received requests for arbitration from two Jersey special purpose vehicles connected to PCP International Finance Limited asserting claims in relation to the October 2008 capital raising. Barclays is defending these claims.
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
In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank
PLC and BCI. Barclays and the plaintiffs reached a settlement of $17.75m for both actions, which received final court approval in March 2023. This matter is now concluded.
ICE LIBOR civil action
In August 2020, an action related to the LIBOR benchmark administered by the Intercontinental Exchange Inc. and certain of its affiliates (ICE) was filed by a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR. The plaintiffs’ motion seeking, among other things, preliminary and permanent injunctions to enjoin the defendants from continuing to set LIBOR or enforce any financial instrument that relies in whole or in part on USD LIBOR was denied. The defendants’ motion to dismiss the case was granted in September 2022. The plaintiffs filed an amended complaint, which was dismissed in
October 2023. The plaintiffs are appealing the dismissal.
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
US FX opt out civil action
In 2018, Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX
Action), for a total amount of $384m. Also in 2018, a group of plaintiffs, who opted out of the Consolidated FX Action, filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants. Some of the plaintiffs’ claims were dismissed in 2020. Barclays PLC, Barclays Bank
PLC, and BCI have reached a settlement of all claims against them in the matter. A settlement payment was made in April 2023 and the matter is now concluded. The financial impact of this settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings

Barclays Bank PLC 2023 Annual Report on Form 20-F	176
US retail basis civil action
In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Barclays Bank Group and all other defendants. The plaintiffs filed an amended complaint. The defendants’ motion for summary judgment was granted in March 2023, dismissing the plaintiffs’ remaining claims. The plaintiffs have appealed the decision.
Non-US FX civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in
connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel, Brazil and Australia. Additional
proceedings may be brought in the future.
The above-mentioned proceedings include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019. The CAT refused to certify these claims in the first quarter of 2022. In July 2023 (as amended in November 2023), the Court of Appeal overturned the CAT’s decision and found that the claims should be certified on an opt out basis. The
Court of Appeal upheld the CAT’s determination as to which of the two purported class representatives should be chosen to bring the claim. Subject to any further appeal, only the claim brought by the chosen class representative will now proceed in the CAT. Also in 2019, a separate claim was filed in the UK in the High Court of Justice (High Court), and subsequently transferred to the CAT, by various banks and asset management firms against
Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading. This claim has been settled as part of the settlement payment referred to under the US FX opt out civil action above and the matter is now concluded.
Metals-related civil actions
A US civil complaint alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws was brought by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, and transferred to the SDNY.
The complaint was dismissed against these Barclays entities and certain other defendants in 2018, and against the remaining defendants in May 2023.
The plaintiffs have appealed the dismissal of the complaint against all defendants.
Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.
US residential mortgage related civil actions
There are two US Residential Mortgage-Backed Securities (RMBS) related civil actions arising from unresolved repurchase requests submitted by
Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007. In one action, the parties have agreed to settle the litigation. The financial impact of the settlement is not material to the
Barclays Bank Group’s operating results, cash flows or financial position. Barclays’ motion to dismiss the other repurchase action was denied in October
2023. Barclays is appealing the decision.
Government and agency securities civil actions
Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust
Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in March
2021. The plaintiffs filed an amended complaint. The defendants’ motion to dismiss the amended complaint was granted in March 2022. The plaintiffs appealed this decision, and in February 2024 the appellate court affirmed the dismissal.
In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law. This action remains stayed.
Supranational, Sovereign and Agency bonds civil actions
Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX, Barclays Capital Securities
Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds. The
SDNY actions were dismissed and these matters are now concluded.
In the Federal Court of Canada action, the parties have reached a settlement in principle, which will require court approval. The financial impact of the settlement is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position.
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
Three putative class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiffs’ claims were dismissed in November 2020 and June 2022 and the plaintiffs’ motion for class certification was granted in September 2023, which means the case may proceed as a class action. The defendants are appealing this decision. In the California action, the California appeals court reversed the dismissal of the plaintiffs’ claims in April 2023. In the Illinois action, the defendants reached a settlement with the Attorney General for the State of Illinois to resolve the litigation. The court approved the settlement in October 2023 and dismissed the matter. The financial impact of the settlement is not material to the
Barclays Bank Group’s operating results, cash flows or financial position. This matter is now concluded.
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings

Barclays Bank PLC 2023 Annual Report on Form 20-F	177
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
Credit Default Swap civil action
A putative antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the CEA, and unjust enrichment under state law. The defendants’ motion to dismiss was denied in June 2023.
Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), are named as defendants in several antitrust actions, including one putative class action and individual actions brought by certain swap execution facilities, which are consolidated in the SDNY. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages. The plaintiffs’ motion for class certification was denied in December 2023, meaning the case cannot proceed as a class action. The plaintiffs have sought the court’s leave to appeal that decision.
In 2017, Tera Group Inc. (Tera) filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused Tera to suffer harm with respect to the Credit Default Swaps market. In 2019, the court dismissed Tera’s claims for unjust enrichment and tortious interference but denied motions to dismiss the antitrust claims. Tera filed an amended complaint in January 2020. Barclays’ motion to dismiss all claims was granted in August 2023. Tera has filed a Notice of Appeal.
BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court), demanding damages of
$298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master
Agreement (the Master Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In April 2021, the trial court entered judgment in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs. BDC appealed. In January 2022, the appellate court reversed the trial court’s summary judgment decision in favour of Barclays Bank PLC and remanded the case to the lower court for further proceedings. The parties filed cross-motions on the scope of trial. In January 2024, the court ruled in Barclays’ favour.
BDC is appealing, and the trial is adjourned until the appeal is decided.
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
This case has been withdrawn.
Civil actions in respect of the US Anti-Terrorism Act
Eight civil actions, on behalf of more than 4,000 plaintiffs, were filed in US federal courts in the US District Court in the Eastern District of New York
(EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian Government and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. The plaintiffs appealed in one action and the dismissal was affirmed, and judgment was entered, in January 2023. The court has given the plaintiffs until February 2024 to make a motion to vacate the judgment. The other two dismissed actions in the EDNY were consolidated into one action. The plaintiffs in that action, and in one other action in the
EDNY, filed amended complaints in December 2023. The two other actions in the EDNY are currently stayed. Out of the two actions in the SDNY, the court granted the defendants’ motion to dismiss the first action. That action is stayed, and the second SDNY action is stayed pending any appeal on the dismissal of the first.
Shareholder derivative action
In November 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Barclays Bank Group. The shareholder filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in April 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in April 2022. The plaintiff appealed the decision, and the dismissal was unanimously affirmed in June 2023 by the First Judicial
Department in New York. The plaintiff has sought leave to appeal the First Judicial Department’s decision to the New York Court of Appeals.
Derivative transactions civil action
In 2021, Vestia, a Dutch housing association, brought a claim against Barclays Bank PLC in the UK in the High Court in relation to a series of derivative transactions entered into with Barclays Bank PLC between 2008 and 2011, seeking damages of £329m. Barclays Bank PLC is defending the claim and has made a counterclaim.
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings

Barclays Bank PLC 2023 Annual Report on Form 20-F	178
Skilled person review in relation to historic timeshare loans and associated matters
Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, was required by the FCA to undertake a skilled person review in 2020 following concerns about historic affordability assessments for certain loans to customers in connection with timeshare purchases. The skilled person review was concluded in 2021. CFS complied fully with the skilled person review requirements, including carrying out certain remediation measures. CFS was not required to conduct a full back book review. Instead, CFS reviewed limited historic lending to ascertain whether its practices caused customer harm and is remediating any examples of harm. This work was substantially completed during 2023, utilising provisions booked to account for any remediations.
Motor finance commission arrangements
In January 2024, the FCA announced that it was appointing a skilled person to undertake a review of the historical use of discretionary commission arrangements and sales in the motor finance market across several firms. This follows two final decisions by the UK Financial Ombudsman Service
(FOS), including one upholding a complaint against CFS in relation to commission arrangements and disclosure in the sale of motor finance products and a number of complaints and court claims, including some against CFS. Barclays will co-operate fully with the FCA’s skilled person review, the outcome of which is unknown, including any potential financial impact. The FCA plans to set out next steps on this matter by the end of September
2024. Barclays ceased operating in the motor finance market in late 2019.
Over-issuance of securities in the US
In March 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its US shelf registration statements. As a result, Barclays Bank PLC commenced a rescission offer on 1 August 2022, by which Barclays Bank PLC offered to repurchase relevant affected securities from certain holders, which expired on 12 September 2022. Further, in September 2022, the SEC announced the resolution of its investigation of Barclays PLC and Barclays Bank PLC relating to such over-issuance of securities.
In September 2022, a purported class action claim was filed in the US District Court in Manhattan seeking to hold Barclays PLC, Barclays Bank PLC and former and current executives responsible for declines in the price of Barclays PLC’s American depositary receipts, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in its public disclosures. The defendants have moved to dismiss the case. In addition, holders of a series of ETNs have brought claims against Barclays PLC, Barclays Bank PLC, and former and current executives and board members in the US alleging, among other things, that Barclays’ failure to disclose that these ETNs were unregistered securities misled investors and that, as a result, Barclays is liable for the holders’ alleged losses following the suspension of further sales and issuances of such series of ETNs. Two such actions are purported class actions that have been consolidated into a single action in federal court in New York. Barclays has moved to dismiss the complaint.
Any liabilities, claims or actions in connection with the over-issuance of securities under Barclays Bank PLC’s US shelf registration statements could have an adverse effect on Barclays Bank PLC’s and the Barclays Bank Group’s business, financial condition, results of operations and reputation as a frequent issuer in the securities markets.
HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax
In 2018, HMRC issued notices that have the effect of either removing certain Barclays overseas subsidiaries that have operations in the UK from
Barclays’ UK VAT group or preventing them from joining it. Supplies between members of a UK VAT group are generally free from VAT. The notices had both retrospective and prospective effect. Barclays has appealed HMRC’s decisions to the First Tier Tribunal (Tax Chamber) in relation to both the retrospective VAT assessments and the on-going VAT payments made since 2018. £181m of VAT (inclusive of interest) was assessed retrospectively by
HMRC covering the periods 2014 to 2018, of which approximately £128m is expected to be attributed to Barclays Bank UK PLC and £53m to Barclays
Bank PLC. This retrospectively assessed VAT was paid in 2018 and an asset, adjusted to reflect expected eventual recovery, is recognised. Since 2018
Barclays has paid, and recognised as an expense, VAT on intra-group supplies from the relevant subsidiaries to the members of the VAT group.
FCA investigation into transaction monitoring
The FCA has been investigating Barclays’ compliance with UK money laundering regulations and the FCA’s rules and Principles for Businesses in an enforcement investigation which is focussed on aspects of Barclays’ transaction monitoring in relation to certain business lines now in Barclays Bank UK
PLC. The FCA has informed Barclays that it is closing the enforcement investigation into this matter.
General
The Barclays Bank Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Barclays Bank Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, guarantees, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.
The Barclays Bank Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, measures to combat money laundering and financial crime, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Barclays Bank Group is or has been engaged. The Barclays Bank Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.
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
loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings

Barclays Bank PLC 2023 Annual Report on Form 20-F	179
The notes included in this section focus on the Barclays Bank Group’s loan capital and shareholders’ equity including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-controlling interests). For more information on capital management and how the Barclays Bank Group maintains sufficient capital to meet our regulatory requirements refer to pages 43 to 45.
25Subordinated liabilities
Accounting for subordinated liabilities
Subordinated liabilities are measured at amortised cost using the effective interest method under IFRS 9, unless they are irrevocably designated at fair value through profit or loss at initial recognition because such designation eliminates or significantly reduces an accounting mismatch. Refer to Note 15 for details about accounting for liabilities designated at fair value through profit or loss.

	Barclays Bank Group
	2023	2022
	£m	£m
At amortised cost
As at 1 January	38,253	32,185
Issuances	5,986	15,381
Redemptions	(7,431)	(8,367)
Other	(905)	(946)
As at 31 December	35,903	38,253

Designated at fair value (Note 15)	579	521
Total subordinated liabilities	36,482	38,774
Issuances of £5,986m comprise £4,967m intra-group loans from Barclays PLC, £676m USD 7.119% Fixed-to-Floating Rate Subordinated Callable Notes
issued to Barclays PLC, £315m USD Floating Rate Notes and £28m JPY Floating Rate Notes issued externally by Barclays Bank PLC subsidiaries.
Redemptions of £7,431m comprise £6,800m intra-group loans from Barclays PLC, £409m notes issued externally by Barclays Bank PLC, £194m USD
Floating Rate Notes and £28m JPY Floating Rate Notes issued externally by Barclays Bank PLC subsidiaries. £409m notes issued externally by Barclays
Bank PLC comprise £202m Undated Floating Rate Primary Capital Notes Series 2, £94m Undated Floating Rate Primary Capital Notes Series 1, £43m
EUR Subordinated Floating Rate Notes, £40m GBP 9% Permanent Interest Bearing Capital Bonds and £30m USD Junior Undated Floating Rate Notes.
Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.
Subordinated liabilities include accrued interest and comprise undated and dated subordinated liabilities as follows:

	Barclays Bank Group
	2023	2022
	£m	£m
Undated subordinated liabilities	143	538
Dated subordinated liabilities	36,339	38,236
Total subordinated liabilities	36,482	38,774
None of the Barclays Bank Group’s or Barclays Bank PLC's subordinated liabilities are secured.

Undated subordinated liabilities[a]		Barclays Bank Group
		2023	2022
	Initial call date	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
Undated Notes
6.125% Undated Subordinated Notes	2027	35	34
Junior Undated Floating Rate Notes (USD 38m)	Any interest payment date	—	32
Undated Floating Rate Primary Capital Notes Series 1 (USD 167m)	Any interest payment date	—	102
Undated Floating Rate Primary Capital Notes Series 2 (USD 295m)	Any interest payment date	—	210
Bonds
9% Permanent Interest Bearing Capital Bonds (GBP 40m)	At any time	—	40
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (JPY 8,000m)	2028	44	49
5% Reverse Dual Currency Undated Subordinated Loan (JPY 12,000m)	2028	64	71
Total undated subordinated liabilities		143	538
Note
aInstrument values are disclosed to the nearest million.
Notes to the financial statements
Capital instruments, equity and reserves

Barclays Bank PLC 2023 Annual Report on Form 20-F	180
Undated subordinated liabilities
Undated subordinated liabilities are issued by Barclays Bank PLC and its subsidiaries for the development and expansion of their businesses and to strengthen their capital bases. The principal terms of the undated subordinated liabilities are described below:
Subordination
All undated subordinated liabilities rank behind the claims against the bank of depositors and other unsecured unsubordinated creditors and holders of dated subordinated liabilities.
Interest
All undated subordinated liabilities bear a fixed rate of interest until the initial call date.
After the initial call date, in the event that they are not redeemed, the 6.125% Undated Notes will bear interest at rates fixed periodically in advance for five-year periods based on market rates. After the initial call date, in the event that they are not redeemed, all other undated subordinated liabilities will bear interest at rates fixed periodically in advance based on market rates.
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
Repayment
All undated subordinated liabilities are repayable at the option of Barclays Bank PLC in whole at the initial call date and on any fifth anniversary after the initial call date. In addition, each issue of undated subordinated liabilities is repayable, at the option of Barclays Bank PLC, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior consent of the PRA.
Other
All issues of undated subordinated liabilities are non-convertible.
Notes to the financial statements
Capital instruments, equity and reserves

Barclays Bank PLC 2023 Annual Report on Form 20-F	181

Dated subordinated liabilities[a]			Barclays Bank Group

			2023	2022
	Initial call date	Maturity date	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
Subordinated Floating Rate Notes (EUR 50m)		2023	—	44
5.75% Fixed Rate Subordinated Notes		2026	282	280
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	84	93
6.33% Subordinated Notes (GBP 50m)		2032	48	46
Subordinated Floating Rate Notes (EUR 68m)		2040	59	60
External issuances by other subsidiaries		2033	649	573
Barclays Bank PLC notes issued intra-group to Barclays PLC
2% Fixed Rate Subordinated Callable Notes (EUR 1,500m)	2023	2028	—	1,354
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	117	120
5.20% Fixed Rate Subordinated Notes (USD 1,367m)		2026	1,019	1,051
1.125% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,000m)	2026	2031	816	794
4.836% Fixed Rate Subordinated Callable Notes (USD 1,200m)	2027	2028	898	931
8.407% Fixed Rate Resetting Subordinated Callable Loan (GBP 1,000m)	2027	2032	1,030	1,009
5.088% Fixed-to-Floating Rate Subordinated Callable Notes (USD 1,300m)	2029	2030	931	966
7.437% Fixed Rate Resetting Subordinated Callable Notes (USD 2,000m)	2032	2033	1,609	1,689
5.262% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,250m)	2033	2034	1,180	1,066
7.119% Fixed-to-Floating Rate Subordinated Callable Notes (USD 860m)	2033	2034	672	—
3.811% Fixed Rate Resetting Subordinated Callable Notes (USD 1,000m)	2041	2042	619	641
5.25% Fixed Rate Subordinated Notes (USD 827m)		2045	445	488
4.95% Fixed Rate Subordinated Notes (USD 1,250m)		2047	636	174
Floating Rate Subordinated Notes (USD 456m)		2047	365	385
Barclays Bank PLC intra-group loans from Barclays PLC
Various Fixed Rate Subordinated Loans			5,632	8,042
Various Subordinated Floating Rate Loans			458	677
Various Fixed Rate Subordinated Callable Loans			17,841	16,105
Various Subordinated Floating Rate Callable Loans			370	1,127
Zero Coupon Callable Loans		2052	579	521
Total dated subordinated liabilities			36,339	38,236
        Note
aInstrument values are disclosed to the nearest million.
Dated subordinated liabilities
Dated subordinated liabilities are issued by Barclays Bank PLC and its subsidiaries for the development and expansion of their businesses and to strengthen their respective capital bases. The principal terms of the dated subordinated liabilities are described below:
Currency and maturity
In addition to the individual dated subordinated liabilities listed in the Barclays Bank Group table, the £24,880m (2022: £26,472m) of intra-group loans is made up of various fixed, fixed to floating rate, floating and zero coupon loans from Barclays PLC with notional amounts denominated in USD
22,675m, EUR 6,782m, GBP 250m, JPY 102,100m, AUD 1,890m, NOK 220m, CAD 450m and CHF 260m, with maturities ranging from 2024 to 2052.
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
Interest on fixed rate notes and loans is set by reference to market rates at the time of issuance and fixed until maturity.
Notes to the financial statements
Capital instruments, equity and reserves

Barclays Bank PLC 2023 Annual Report on Form 20-F	182
Interest on fixed rate callable notes and loans is set by reference to market rates at the time of issuance and fixed until the call date or maturity as applicable. After the call date (where relevant), in the event that the notes or loans are not redeemed, the interest rate will be reset to either a fixed or floating rate until maturity based on market rates.
No interest is paid on zero coupon notes.
Repayment
Those subordinated liabilities with a call date are repayable at the option of Barclays Bank PLC on such call date in accordance with the conditions governing the respective debt obligations, some in whole or in part, and some only in whole, or otherwise on maturity. The remaining dated subordinated liabilities outstanding at 31 December 2023 are redeemable only on maturity, subject, in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or to certain changes in legislation or regulations.
Any repayments prior to maturity may require, in the case of Barclays Bank PLC, the prior consent of the PRA or BoE or, in the case of the overseas issues, the consent of the local regulator for that jurisdiction and of the PRA in certain circumstances.
There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.
26Ordinary shares, preference shares and other equity

Called up share capital, allotted and fully paid and other equity instruments
	Barclays Bank Group			Barclays Bank Group
	Ordinary share capital	Preference share capital	Total share capital	Other equity instruments
	£m	£m	£m	£m
As at 1 January 2023	2,342	6	2,348	10,691
AT1 securities issuance	—	—	—	2,499
AT1 securities redemption	—	—	—	(2,425)
As at 31 December 2023	2,342	6	2,348	10,765

As at 1 January 2022	2,342	6	2,348	9,693
AT1 securities issuance	—	—	—	3,134
AT1 securities redemption	—	—	—	(2,136)
As at 31 December 2022	2,342	6	2,348	10,691
Ordinary shares
The issued ordinary share capital of Barclays Bank PLC, as at 31 December 2023, comprised 2,342m (2022: 2,342m) ordinary shares of £1 each.
Preference shares
The issued preference share capital of Barclays Bank PLC, as at 31 December 2023, comprised 31,856 Euro Preference Shares of €100 each (2022:
31,856) and 58,133 US Dollar Preference Shares of $100 each (2022: 58,133). 1,000 Sterling Preference Shares of £1 each were redeemed during 2022.
Ordinary share capital and preference share capital constitutes 100% (2022: 100%) of total share capital issued.
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
Notes to the financial statements
Capital instruments, equity and reserves

Barclays Bank PLC 2023 Annual Report on Form 20-F	183
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
Other equity instruments Other equity instruments issued by Barclays Bank PLC of £15,472m (2022: £15,398m) include AT1 securities issued to
Barclays PLC and borrowings of $6bn from a wholly-owned, indirect subsidiary of Barclays Bank PLC. As a result, the other equity instruments balance recorded by Barclays Bank Group is £10,765m (2022: £10,691m).
The borrowings of $6bn from a wholly-owned, indirect subsidiary of Barclays Bank PLC have been recorded as equity since, under their terms, interest payments are non cumulative and discretionary whilst repayment of principal is perpetually deferrable by Barclays Bank PLC. Should Barclays Bank PLC make a discretionary dividend payment on its ordinary shares in the six months preceding the date of an interest payment, it will be obliged to make that interest payment. In 2023, interest paid on these borrowings was £439m (2022: £250m).
Barclays PLC uses funds from its own market issuance of AT1 securities to purchase AT1 securities from the Barclays Bank Group. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date.
In 2023, there were three issuances of AT1 instruments, in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities
for £2,499m (2022: three issuance for £3,134m) which includes issuance costs of £26m (2022: £32m). There were two redemptions in 2023 totalling
£2,425m (2022: two redemptions totalling £2,136m).

AT1 equity instruments
		2023	2022
	Initial call date	£m	£m
AT1 equity instruments - Barclays Bank Group
7.25% Perpetual Subordinated Contingent Convertible Securities	2023	—	500
7.75% Perpetual Subordinated Contingent Convertible Securities (USD2,500m)	2023	—	1,925
5.875% Perpetual Subordinated Contingent Convertible Securities	2024	623	623
8.0% Perpetual Subordinated Contingent Convertible Securities (USD2,000m)	2024	1,509	1,509
7.125% Perpetual Subordinated Contingent Convertible Securities	2025	299	299
6.375% Perpetual Subordinated Contingent Convertible Securities	2025	495	495
6.125% Perpetual Subordinated Contingent Convertible Securities (USD1,500m)	2025	1,134	1,134
8.3% Perpetual Subordinated Contingent Convertible Securities (SGD450m)	2027	263	263
8.875% Perpetual Subordinated Contingent Convertible Securities	2027	1,237	1,237
4.375% Perpetual Subordinated Contingent Convertible Securities (USD1,500m)	2028	1,072	1,072
9.250% Perpetual Subordinated Contingent Convertible Securities	2028	866	—
7.300% Perpetual Subordinated Contingent Convertible Securities (SGD400m)	2028	247	—
8.0% Perpetual Subordinated Contingent Convertible Securities (USD2,000m)	2029	1,634	1,634
9.625% Perpetual Subordinated Contingent Convertible Securities (USD1,750m)	2029	1,386	—
		10,765	10,691
Notes to the financial statements
Capital instruments, equity and reserves

Barclays Bank PLC 2023 Annual Report on Form 20-F	184
27Reserves
Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of net investments in foreign operations, net of the effects of hedging.
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
Other reserves
Other reserves includes a merger reserve relating to inter-Barclays Group entity transfers, and redeemed ordinary and preference shares issued by the
Barclays Bank Group.

	Barclays Bank Group
	2023	2022
	£m	£m
Currency translation reserve	3,783	4,992
Fair value through other comprehensive income reserve	(1,207)	(1,342)
Cash flow hedging reserve	(2,895)	(5,557)
Own credit reserve	(240)	467
Other reserves	196	(24)
Total	(363)	(1,464)
Notes to the financial statements
Capital instruments, equity and reserves

Barclays Bank PLC 2023 Annual Report on Form 20-F	185
The notes included in this section focus on the costs and commitments associated with employing our staff.
28Staff costs
Accounting for staff costs
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
2017, the Barclays Bank Group, taking into account the changing employee understanding surrounding those awards, considered it appropriate for expense to be recognised over the vesting period including the financial year prior to the grant date.
The accounting policies for share-based payments, and pensions and other post-retirement benefits, are included in Note 29 and Note 30 respectively.

	2023	2022	2021
	£m	£m	£m
Performance costs	1,308	1,398	1,308
Salaries	2,921	2,637	2,245
Social security costs	374	352	297
Post-retirement benefits[a]	298	188	181
Other compensation costs	221	205	172
Total compensation costs[b]	5,122	4,780	4,203

Other resourcing costs
Outsourcing	206	259	136
Redundancy and restructuring	176	45	49
Temporary staff costs	22	25	17
Other	65	83	51
Total other resourcing costs	469	412	253

Total staff costs	5,591	5,192	4,456
Notes
aPost-retirement benefits charge includes £180m (2022: £140m; 2021: £121m) in respect of defined contribution schemes and £118m (2022: £48m; 2021: £60m) in respect of defined benefit schemes.
b£259m (2022: £197m; 2021: £152m) of compensation cost was capitalised as internally generated software.
29Share-based payments
Accounting for share-based payments
Employee incentives include awards in the form of shares and share options, as well as offering employees the opportunity to purchase shares on favourable terms. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that employees provide services. The overall cost of the award is calculated using the number of shares and options expected to vest and the fair value of the shares or options at the date of grant.
The number of shares and options expected to vest takes into account the likelihood that performance and service conditions included in the terms of the awards will be met. For other share-based payment schemes such as Sharesave and Sharepurchase, there are non-vesting conditions which must be met. Failure to meet the non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services.
The fair value of shares is the market price ruling on the grant date, in some cases adjusted to reflect restrictions on transferability. The fair value of options granted is determined using the Black Scholes model to estimate the numbers of shares likely to vest. The model takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Market conditions that must be met in order for the award to vest are also reflected in the fair value of the award, as are any other non-
vesting conditions – such as continuing to make payments into a share-based savings scheme.
The charge for the year arising from share based payment schemes was as follows:

	Charge for the year
	2023	2022	2021
	£m	£m	£m
Deferred Share Value Plan / Share Value Plan	254	270	235
Others	144	153	159
Total equity settled	398	423	394
Cash settled	3	3	4
Total share based payments	401	426	398
Notes to the financial statements
Employee benefits

Barclays Bank PLC 2023 Annual Report on Form 20-F	186
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
Share option and award plans
The weighted average fair value per award granted, weighted average share price at the date of exercise/release of shares during the year, weighted average contractual remaining life, and number of options and awards outstanding (including those exercisable) at the balance sheet date were as follows:

	2023				2022

	Weighted average fair value per award granted in year	Weighted average share price at exercise/ release during year	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)	Weighted average fair value per award granted in year	Weighted average share price at exercise/ release during year	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)
	£	£			£	£
DSVP / SVP[a,b]	1.49	1.68	1	435,820	1.43	1.61	1	445,673
Others[a]	0.31-1.69	1.42-1.69	0-2	51,363	0.38-1.65	1.59-1.7	0-2	47,610
SVP and DSVP are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently, the fair value of these awards is based on the market value at that date.
Sharesave has a contractual life of 3 years and 5 years, the expected volatility is 34.10% for 3 years and 33.12% for 5 years. The risk free interest rates used for valuations are 4.60% and 4.36% for 3 years and 5 years respectively. The pure dividend yield rates used for valuations are 5.27% and 5.02% for
3 years and 5 years respectively. The repo rates used for valuations are (0.50)% and (0.57)% for 3 years and 5 years respectively. The inputs into the model such as risk free interest rate, expected volatility, pure dividend yield rates and repo rates are derived from market data.
Movements in options and awards
The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	DSVP / SVP [a,b]		Others [a,c]

	Number (000s)		Number (000s)		Weighted average ex. price (£)
	2023	2022	2023	2022	2023	2022
Outstanding at beginning of year/acquisition date	445,673	370,505	47,610	47,480	0.97	0.95
Transfers in the year[d]	214	(3,742)	9,700	2,048	—	—
Granted in the year	208,395	264,257	100,831	93,160	1.17	1.33
Exercised/released in the year	(179,285)	(162,958)	(102,130)	(90,696)	0.88	1.18
Less: forfeited in the year	(39,177)	(22,389)	(4,112)	(4,017)	1.17	0.99
Less: expired in the year	—	—	(536)	(365)	1.47	1.19
Outstanding at end of year	435,820	445,673	51,363	47,610	1.05	0.97
Of which exercisable:	—	—	11,898	5,541	0.87	1.21
Notes
aOptions/award granted over Barclays PLC shares.
bWeighted average exercise price is not applicable for SVP and DSVP awards as these are not share option schemes.
cThe number of awards within Others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 7,311,220). The weighted average exercise price relates to Sharesave.
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
There were no significant modifications to the share based payments arrangements in 2023 and 2022.
Notes to the financial statements
Employee benefits

Barclays Bank PLC 2023 Annual Report on Form 20-F	187
As at 31 December 2023, the total liability arising from cash-settled share based payments transactions was £4m (2022: £5m).
30Pensions and post-retirement benefits
Accounting for pensions and post-retirement benefits
The Barclays Bank Group operates a number of pension schemes and post-employment benefit schemes.
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
Pension schemes
UK Retirement Fund (UKRF)
The UKRF is the Barclays Bank Group’s main scheme, representing 96% (2022: 96%) of the Barclays Bank Group’s total retirement benefit obligations.
Barclays Bank PLC is the principal employer of the UKRF. The UKRF was closed to new entrants on 1 October 2012, and comprises 10 sections, the two most significant of which are:
▪Afterwork, which comprises a contributory cash balance defined benefit element, and a voluntary defined contribution element. The cash balance element is accrued each year and revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (up to a maximum of 5%
p.a.). The main risks that the Barclays Bank Group runs in relation to Afterwork are limited although additional contributions are required if pre-
retirement investment returns are not sufficient to provide for the benefits.
▪The 1964 Pension Scheme. Most employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April 2010, members became eligible to accrue future service benefits in either Afterwork or the Pension Investment Plan, a historic defined contribution section which is now closed to future contributions. The risks that the Barclays Bank Group runs in relation to the 1964 section are typical of final salary pension schemes, principally that investment returns fall short of expectations, that inflation exceeds expectations, and that retirees live longer than expected.
Barclays Pension Savings Plan (BPSP)
The BPSP is a defined contribution scheme providing benefits for all new UK hires from 1 October 2012. BPSP is not subject to the same investment return, inflation or life expectancy risks for the Barclays Bank Group that defined benefit schemes are. Members’ benefits reflect contributions paid and the level of investment returns achieved.
Other
Apart from the UKRF and the BPSP, the Barclays Bank Group operates a number of smaller pension and long-term employee benefits and post-
retirement healthcare plans globally, the largest of which are the US defined benefit and defined contribution schemes. Many of the schemes are funded, with assets backing the obligations held in separate legal vehicles such as trusts. Others are operated on an unfunded basis. The benefits provided, the approach to funding, and the legal basis of the schemes, reflect local environments.
Governance
The UKRF operates under trust law and is managed and administered on behalf of the members in accordance with the terms of the Trust Deed and
Rules and all relevant legislation. The Corporate Trustee is Barclays Pension Funds Trustees Limited, a private limited company and a wholly owned subsidiary of Barclays Bank PLC. The Trustee is the legal owner of the assets of the UKRF which are held separately from the assets of the Barclays Bank
Group.
The Trustee Board comprises six Management Directors selected by Barclays Bank PLC, of whom three are independent Directors with no relationship with the Barclays Bank Group (and who are not members of the UKRF), plus three Member Nominated Directors selected from eligible active, deferred or pensioner members who apply for the role.
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
Amounts recognised
The following tables include amounts recognised in the income statement and an analysis of benefit obligations and scheme assets for all Barclays Bank
Group defined benefit schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded
Notes to the financial statements
Employee benefits

Barclays Bank PLC 2023 Annual Report on Form 20-F	188
and unfunded post-retirement benefits. The income statement charge with respect to defined contribution schemes is disclosed as part of footnotes to
Note 28 Staff costs.

Income statement (credit)/charge
	2023	2022	2021
	£m	£m	£m
Current service cost	119	28	58
Net finance (income)/cost	(222)	(122)	(26)
Past service cost	—	20	—
Other movements	(1)	—	2
Total	(104)	(74)	34
Barclays Bank PLC is the principal employer of the UKRF and hence Scheme Assets and Defined Benefit Obligations relating to the UKRF are recognised within the Barclays Bank Group. Barclays Bank UK PLC and Barclays Execution Services Limited are participating employers in the UKRF and their share of the UKRF service cost is borne by them. Of the £151m current service cost in the table below, £8m relates to Barclays Bank UK PLC and £24m relates to Barclays Execution Services Limited. While the entire current service cost obligation is accounted for in the Barclays Bank Group, the income statement charge is accounted for across all the participating employers.

Balance sheet reconciliation
	2023		2022
	Barclays Bank Group Total	Of which relates to UKRF	Barclays Bank Group Total	Of which relates to UKRF
	£m	£m	£m	£m
Benefit obligation at beginning of the year	(20,801)	(19,990)	(31,834)	(30,859)
Current service cost	(151)	(141)	(209)	(197)
Interest costs on scheme liabilities	(959)	(929)	(725)	(707)
Past service cost	—	—	(20)	(20)
Remeasurement (loss)/gain - financial	(698)	(683)	10,995	10,734
Remeasurement gain/(loss) - demographic	311	310	268	270
Remeasurement (loss)/gain - experience	(264)	(260)	(521)	(510)
Employee contributions	(5)	(1)	(4)	—
Benefits paid	1,115	1,075	1,339	1,299
Exchange and other movements	32	1	(90)	—
Benefit obligation at end of the year	(21,420)	(20,618)	(20,801)	(19,990)
Fair value of scheme assets at beginning of the year	25,360	24,680	35,467	34,678
Interest income on scheme assets	1,181	1,155	847	829
Employer contribution	54	39	1,807	1,785
Remeasurement - return on scheme assets (less)/greater than discount rate	(532)	(548)	(11,510)	(11,313)
Employee contributions	5	1	4	—
Benefits paid	(1,115)	(1,075)	(1,339)	(1,299)
Exchange and other movements	(39)	(18)	84	—
Fair value of scheme assets at end of the year	24,914	24,234	25,360	24,680
Net surplus	3,494	3,616	4,559	4,690
Retirement benefit assets	3,667	3,616	4,743	4,690
Retirement benefit liabilities	(173)	—	(184)	—
Net retirement benefit assets	3,494	3,616	4,559	4,690
Notes to the financial statements
Employee benefits

Barclays Bank PLC 2023 Annual Report on Form 20-F	189
Included within the Barclays Bank Group’s benefit obligation is £694m (2022: £690m) relating to overseas pensions and £108m (2022: £121m) relating to other post-employment benefits.
As at 31 December 2023, the UKRF’s scheme assets were in surplus versus IAS 19 obligations by £3,616m (2022: £4,690m). The decrease in the UKRF surplus during the year was driven by lower corporate bond yields and the assets underperforming the discount rate.
The weighted average duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 12 years (2022: 13 years). The UKRF expected benefits promised to date are projected to be paid out for in excess of 50 years, although 30% of the benefits are expected to be paid in the next 10 years; 35% in years 11 to 20 and 20% in years 21 to 30. The remainder of the benefits are expected to be paid beyond 30 years.
Of the £1,075m (2022: £1,299m) UKRF benefits paid out, £122m (2022: £390m) related to transfers out of the fund.
Where a scheme’s assets exceed its obligation, an asset is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions (the asset ceiling). In the case of the UKRF the asset ceiling is not applied as, in certain specified circumstances such as wind-up, the Barclays Bank Group expects to be able to recover any surplus. Similarly, a liability in respect of future minimum funding requirements is not recognised. The Trustee does not have a substantive right to augment benefits, nor do they have the right to wind-up the plan except in the dissolution of Barclays Bank PLC or termination of contributions by Barclays Bank PLC. The application of the asset ceiling to other plans and recognition of additional liabilities in respect of future minimum funding requirements are considered on an individual plan basis.
Critical accounting estimates and judgements
Actuarial valuation of the scheme's obligation is dependent upon a series of assumptions. Below is a summary of the main financial and demographic assumptions adopted for the UKRF.

Key UKRF financial assumptions	2023	2022
	% p.a.	% p.a.
Discount rate	4.49	4.80
Inflation rate (RPI)	3.17	3.21
The UKRF discount rate assumption for 2023 was based on a standard WTW RATE Link model. The RPI inflation assumption for 2023 was set by reference to the Bank of England’s implied inflation curve. The inflation assumption incorporates a deduction of 20 basis points as an allowance for an inflation risk premium. The methodology used to derive the discount rate and inflation assumptions is consistent with that used at the prior year end.
The UKRF’s post-retirement mortality assumptions are based on best estimates derived from an analysis in 2022 of the UKRF’s own post-retirement mortality experience and taking account of recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2022 core projection model published by the Continuous Mortality Investigation Bureau subject to a long-term trend of
1.25% per annum in future improvements (2022: 1.25% per annum). The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the past three years:

Assumed life expectancy	2023	2022	2021
Life expectancy at 60 for current pensioners (years)
– Males	26.5	26.8	27.3
– Females	29.3	29.5	29.6
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	28.0	28.3	29.1
– Females	30.7	31.0	31.4
Through transactions in 2020 and 2022, approximately three-quarters of the longevity risk for current pensioners has been reinsured, and the transactions will provide income to the UKRF if pensions are paid out for longer than expected. The contracts form part of the UKRF’s investment portfolio.
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
assumptions should not be interpreted as the Barclays Bank Group expressing any specific view of the probability of such movements happening.
Notes to the financial statements
Employee benefits

Barclays Bank PLC 2023 Annual Report on Form 20-F	190

Change in key assumptions
	2023	2022

	(Decrease)/Increase in UKRF defined benefit obligation	(Decrease)/Increase in UKRF defined benefit obligation
	£bn	£bn
Discount rate
0.5% p.a. increase	(1.2)	(1.1)
0.25% p.a. increase	(0.6)	(0.6)
0.25% p.a. decrease	0.6	0.6
0.5% p.a. decrease	1.3	1.2
Assumed RPI
0.5% p.a. increase	0.8	0.8
0.25% p.a. increase	0.4	0.4
0.25% p.a. decrease	(0.4)	(0.4)
0.5% p.a. decrease	(0.8)	(0.8)
Life expectancy at 60
One year increase	0.6	0.6
One year decrease	(0.6)	(0.5)
Assets
A long-term investment strategy has been set for the UKRF, with its asset allocation comprising a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others. The long-term investment strategy ensures, among other aims, that investments are adequately diversified.
Notes to the financial statements
Employee benefits

Barclays Bank PLC 2023 Annual Report on Form 20-F	191
The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets
	Barclays Bank Group Total				Of which relates to UKRF
	Quoted	Unquoted[a]	Value	% of total fair value of scheme assets	Quoted	Unquoted[a]	Value	% of total fair value of scheme assets
	£m	£m	£m	%	£m	£m	£m	%
As at 31 December 2023
Equities	116	—	116	0.5	—	—		—
Private equities	—	2,259	2,259	9.1	—	2,259	2,259	9.3
Bonds - fixed government	1,544	—	1,544	6.2	1,289	—	1,289	5.3
Bonds - index-linked government	9,400	—	9,400	37.7	9,383	—	9,383	38.8
Bonds - corporate and other	6,014	1,237	7,251	29.1	5,818	1,237	7,055	29.1
Property	17	1,197	1,214	4.9	—	1,197	1,197	4.9
Infrastructure	814	720	1,534	6.2	814	720	1,534	6.3
Hedge funds	11	1,309	1,320	5.3	—	1,309	1,309	5.4
Derivatives	25	(1,584)	(1,559)	(6.3)	25	(1,584)	(1,559)	(6.4)
Longevity reinsurance contracts	—	(131)	(131)	(0.5)	—	(131)	(131)	(0.5)
Cash and liquid assets[b]	(1,134)	3,036	1,902	7.6	(1,143)	3,036	1,893	7.8
Mixed investment funds	12	—	12	—	—	—	—	—
Other	5	47	52	0.2	—	5	5	—
Fair value of scheme assets	16,824	8,090	24,914	100.0	16,186	8,048	24,234	100.0

As at 31 December 2022
Equities	113	—	113	0.5	—	—	—	0.0
Private equities	—	2,734	2,734	10.8	—	2,734	2,734	11.1
Bonds - fixed government	1,353	—	1,353	5.3	1,098	—	1,098	4.4
Bonds - index-linked government	9,847	—	9,847	38.9	9,829	—	9,829	39.9
Bonds - corporate and other	5,884	1,551	7,435	29.3	5,690	1,551	7,241	29.3
Property	13	1,310	1,323	5.2	—	1,310	1,310	5.3
Infrastructure	793	790	1,583	6.2	793	790	1,583	6.4
Hedge funds	11	1,362	1,373	5.4	—	1,362	1,362	5.5
Derivatives	(20)	(1,837)	(1,857)	(7.3)	(20)	(1,837)	(1,857)	(7.5)
Longevity reinsurance contracts	—	(123)	(123)	(0.5)	—	(123)	(123)	(0.5)
Cash and liquid assets[b]	(1,776)	3,286	1,510	6.0	(1,789)	3,286	1,497	6.1
Mixed Investment funds	11	—	11	—	—	—	—	—
Other	7	51	58	0.2	—	6	6	—
Fair value of scheme assets	16,236	9,124	25,360	100.0	15,601	9,079	24,680	100.0
Notes
aValuation of unquoted assets is provided by the underlying managers or qualified independent valuers. The valuation for some of the unquoted assets, in particular private equities, is based on valuations as at 30 September 2023 adjusted by cash flows, these being the latest available valuations as at the point of publication. All valuations are determined in accordance with relevant industry guidance. Barclays Bank Group does not believe these valuations will differ materially from the fair value, in the context of the overall UKRF asset size.
bCash and liquid assets for the UKRF consists of £354m (2022:£521m) cash, £91m (2022:£80m) receivables/payables, £3,036m (2022: £3,286m) pooled cash funds and
£(1,588)m (2022: £(2,390)m) repurchase agreements.
Included within the fair value of UKRF scheme assets was nil (2022: nil) relating to shares in Barclays PLC and nil (2022: nil) relating to bonds issued by
Barclays PLC or Barclays Bank PLC. The UKRF also invests in pooled investment vehicles which may hold shares or debt issued by Barclays PLC.
During 2023, the Trustee undertook a review of the investment strategy to reflect updated liabilities and market assumptions. The Trustee agreed to continue their existing de-risking plan and make no fundamental changes to the investment strategy.
At 31 December 2023, 39% of the UKRF assets were invested in liability-driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These swaps are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.
The UKRF employs derivative instruments, where appropriate, to match assets more closely to liabilities, or to achieve a desired exposure or return. The value of assets shown reflects the assets held by the UKRF, with any derivative holdings reflected on a fair value basis. The UKRF uses repurchase agreements and reverse repurchase agreements to achieve the Trustee’s liability hedging objective. Investment managers are allowed to undertake repo
Notes to the financial statements
Employee benefits

Barclays Bank PLC 2023 Annual Report on Form 20-F	192
transactions on the UKRF’s existing gilt holdings to raise cash with which to buy additional gilts for efficient portfolio management; and reverse repo transactions to receive gilts and be paid a fee for providing cash.
The UKRF has a comprehensive and robust liquidity framework in place. The aim of the liquidity framework is to ensure that pension payments and other liquidity outflows are paid in due course, sufficient liquidity and collateral is maintained to achieve strategic allocation targets and that all liquidity outflows/collateral needs are covered without forced sale or strategic asset allocation changes.
The UKRF holds two longevity reinsurance contracts covering 75% of the current pensioner liabilities. The contracts provide income to the UKRF if pensions are paid out for longer than expected. At 31 December 2023, the combined value of the contracts was £(131)m (2022: £(123)m). The negative value reflects the estimated impact of changes in the reinsurance market, demographic assumptions and risk premia since the contracts were entered into by the UKRF.
For information on the UKRF Trustee’s approach to Responsible Investment and Climate Risk, in the context of managing the UKRF, please refer to the
UKRF Trustee website at https://epa.towerswatson.com/accounts/barclays/public/barclays-bank-responsible-investment-policy/.
Triennial valuation
The UKRF annual funding update as at 30 September 2023 showed a funding surplus of £2.03bn compared to £1.97bn as at 30 September 2022 the triennial actuarial valuation. The improvement was mainly due to asset returns outperforming the change in liabilities.
The main differences between the funding and accounting assumptions are a different approach to setting the discount rate and a more conservative longevity assumption for funding.
As part of the 2022 triennial valuation, the Trustee and Barclays Bank PLC agreed an annual adequacy test on a basis more prudent than the IAS 19 or funding bases. Should the UKRF be sufficiently funded on this basis, the regular employer contributions to the UKRF to fund future Afterwork accrual will not be required in the following calendar year. The test will be reviewed at the 2025 triennial valuation. The test was passed in September 2023, so no regular employer contributions are required for 2024.
The next funding valuation of the UKRF is due to be completed in 2026 with an effective date of 30 September 2025.
Other support measures agreed which remain in place
Collateral – Barclays Bank PLC has entered into an agreement with the UKRF Trustee to provide collateral to cover at least 100% of any funding deficit with an overall cap of £9bn, to provide security if the UKRF is in a funding deficit. The collateral pool is currently zero reflecting the surplus funding position. The arrangement provides the UKRF Trustee with dedicated access to the pool of assets in the event of Barclays Bank PLC not paying any required deficit reduction contribution to the UKRF or in the event of Barclays Bank PLC’s insolvency.
Participation – As permitted under the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2016, Barclays Bank UK PLC is
a participating employer in the UKRF and will remain so during a transitional phase until September 2025 as set out in a deed of participation. In the event of Barclays Bank PLC’s insolvency during this period, provision has been made to require Barclays Bank UK PLC to become the principal employer of the UKRF. Barclays Bank PLC’s Section 75 debt would be triggered by the insolvency (the debt would be calculated after allowing for the payment to the UKRF of any collateral above).
Defined benefit contributions paid with respect to the UKRF were as follows:

Contributions paid
£m
2023	39
2022	1,785
2021	955
There were nil (2022: nil) Section 75 contributions included within the Barclays Bank Group’s contributions paid as no participating employers left the
UKRF in 2023.
The Barclays Bank Group’s expected contribution to the UKRF in respect of defined benefits in 2024 is £4m. In addition, the expected contribution to UK defined contribution schemes in 2024 is £6m to the UKRF and £59m to the BPSP.
Notes to the financial statements
Employee benefits

Barclays Bank PLC 2023 Annual Report on Form 20-F	193
The section presents information on the Barclays Bank Group’s investments in subsidiaries, joint ventures and associates and its interests in structured entities. Detail is also given on securitisation transactions the Barclays Bank Group has entered into and arrangements that are held off-balance sheet.
31Principal subsidiaries
The significant judgements used in applying this policy are set out below.
Accounting for investment in subsidiaries
In the individual financial statements of Barclays Bank PLC, investments in subsidiaries are stated at cost less impairment.
Investments in subsidiaries, the majority of which are engaged in banking related activities, are recorded on the balance sheet at historical cost less any impairment. At 31 December 2023 the historical cost of investments in subsidiaries was £22,185m (2022: £22,180m), and impairment allowances recognised against these investments totalled £3,080m (2022: £2,916m). The decrease in the balance sheet value of £159m in the year was driven by an increase in the cost of investments in subsidiaries totalling £5m and an increase in impairment of £164m, During the year, Barclays Bank PLC injected €150m (£130m) of additional capital into its subsidiary Barclays Bank Ireland PLC by way of a subscription for ordinary shares. This capital injection was subsequently fully impaired.
In May 2023, Barclays Bank PLC acquired the entire issued share capital of Barclays Asset Management Limited and Barclays Investment Solutions
Limited, part of the Wealth & Investment Management business, along with certain other assets and liabilities, business guarantees and business contracts (together with the transfer of associated employees of Barclays Bank UK PLC) from Barclays Bank UK PLC. Consideration of £3 was paid by
Barclays Bank PLC, which represented the fair value of the transferring businesses. Barclays Bank Group recognised the difference between the carrying value of the net assets acquired and the cash consideration paid directly in equity as a £124m merger reserve within Other reserves.
At the end of each reporting period an impairment review is undertaken in respect of investments in the ordinary shares of subsidiaries. Impairment is indicated where the investment exceeds the recoverable amount. The recoverable amount is calculated as a value in use (VIU) which is derived from the present value of future cash flows expected to be received from the investment. The VIU calculations use forecast profits based on financial budgets approved by management, covering a five-year period as an approximation of future cash flows discounted using a discount rate appropriate to the subsidiary being tested. A terminal growth rate is then applied to the cash flows thereafter, which is based upon expectations of future inflation rates.
The 2022 review identified impairment of the investment in Barclays Bank Ireland PLC of £2,489m, reducing its carrying value to £2,548m. The 2023 review did not result in any change in the impairment.
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
out below is excluded from consolidation because the Barclays Bank Group does not have exposure to its variable returns.

Company name	Country of registration or incorporation	Percentage of voting rights held (%)	Equity shareholders' funds (£m)	Retained profit for the year (£m)
Palomino Limited	Cayman Islands	100	—	—
Notes to the financial statements
Scope of consolidation

Barclays Bank PLC 2023 Annual Report on Form 20-F	194
This entity is managed by an external counterparty and consequently is not controlled by the Barclays Bank Group. Interests relating to this entity are included in Note 32.
Significant restrictions
As is typical for a group of its size and international scope, there are restrictions on the ability of the Barclays Bank Group to obtain distributions of capital, access the assets or repay the liabilities of certain members of the Barclays Bank Group due to the statutory, regulatory and contractual requirements of its subsidiaries and due to the protective rights of non-controlling interests. These are considered below.
Regulatory requirements
The Barclays Bank Group’s principal subsidiary companies have assets and liabilities before intercompany eliminations of £524bn (2022: £491bn) and
£500bn (2022: £466bn) respectively. Certain classes of these assets and liabilities are subject to prudential regulation and regulatory capital requirements in the countries in which the subsidiaries are regulated. These prudential and regulatory capital requirements require entities to maintain minimum capital levels which cannot be returned to the parent company, Barclays Bank PLC, on a going concern basis.
In order to meet capital requirements, subsidiaries may issue certain equity accounted and debt accounted financial instruments such as Tier 1 and Tier
2 capital instruments and other forms of subordinated liabilities. Refer to Note 25 and Note 26 for particulars of these instruments. These instruments may be subject to cancellation clauses or preference share restrictions that would limit the ability of the entity to repatriate the capital on a timely basis.
Liquidity requirements
Regulated subsidiaries of the Barclays Bank Group are required to meet PRA or local regulatory requirements pertaining to liquidity. These regulated subsidiaries include Barclays Capital Securities Limited (which is regulated for liquidity matters on a combined basis with Barclays Bank PLC under a
Domestic Liquidity Sub-Group (DoLSub) arrangement), Barclays Bank Ireland PLC, Barclays Capital Inc. and Barclays Bank Delaware Inc. See page 90 for further details of liquidity requirements.
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
Asset encumbrance
The Barclays Bank Group uses its financial assets to raise finance in the form of securitisations and through the liquidity schemes of central banks, as well as to provide security to the UK Retirement Fund. Once encumbered, the assets are not available for transfer around the Barclays Bank Group. The assets typically affected are disclosed in Note 35.
Other restrictions
The Barclays Bank Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £2,973m (2022:
£3,038m).
32Structured entities
A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity. An example is when voting rights may relate to administrative tasks only, with the relevant activities of the entity being directed by means of contractual arrangements.
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
▪Securitisation vehicles: The Barclays Bank Group uses securitisation as a source of financing and a means of risk transfer. Where entities are controlled by the Barclays Bank Group, they are consolidated. Refer to Note 34 for further detail.
▪Commercial paper (CP) conduits: These entities issue CP and use the proceeds to lend to clients as part of the Barclays Bank Group's multi-seller conduit programme. The Barclays Bank Group has provided £22.4bn (2022: £20.8bn) in contractual liquidity facilities to the CP conduits that the
Barclays Bank Group consolidates. These amounts represent the maximum the conduits can lend externally. The amounts of CP conduit lending
(drawn and undrawn) to unconsolidated structured entities can be seen in 'Other interests in unconsolidated structured entities' under multi-seller conduit programme in the 'Nature of interest' table.
▪Tender Option Bond (TOB) trusts: During 2023, the Barclays Bank Group provided undrawn liquidity facilities of £3.7bn (2022: £3.8bn) to consolidated TOB trusts. These trusts invest in fixed income instruments issued by state, local or other municipalities in the United States, funded by long-term senior floating-rate notes and junior residual securities.
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
Barclays Bank Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions, to provide risk management services and for specific investment opportunities. This is predominantly within the Corporate and Investment
Bank. Structured entities may take the form of funds, trusts, securitisation vehicles, and private investment companies. The largest transactions for
Barclays Bank Group include loans and derivatives with hedge fund structures and special purpose entities, multi-seller conduit lending, holding notes issued by securitisation vehicles and facilitating customer requirements through funds.
Notes to the financial statements
Scope of consolidation

Barclays Bank PLC 2023 Annual Report on Form 20-F	195
The nature and extent of the Barclays Bank Group’s interests in structured entities is summarised below:

Summary of interests in unconsolidated structured entities
	Secured financing	Short-term traded interests	Traded derivatives	Other interests	Total
	£m	£m	£m	£m	£m
As at 31 December 2023
Assets
Trading portfolio assets	—	15,482	—	—	15,482
Financial assets at fair value through the income statement	74,551	—	—	1,099	75,650
Derivative financial instruments	—	—	5,685	—	5,685
Financial assets at fair value through other comprehensive income	—	—	—	838	838
Loans and advances at amortised cost	—	—	—	34,162	34,162
Debt securities at amortised cost	—	—	—	9,217	9,217
Reverse repurchase agreements and other similar secured lending	896	—	—	—	896
Other assets	—	—	—	130	130
Total assets	75,447	15,482	5,685	45,446	142,060
Liabilities
Derivative financial instruments	—	—	6,173	—	6,173

As at 31 December 2022
Assets
Trading portfolio assets	—	8,632	—	—	8,632
Financial assets at fair value through the income statement	75,166	—	—	2,406	77,572
Derivative financial instruments	—	—	4,555	—	4,555
Financial assets at fair value through other comprehensive income	—	—	—	423	423
Loans and advances at amortised cost	—	—	—	30,528	30,528
Debt securities at amortised cost	—	—	—	6,314	6,314
Reverse repurchase agreements and other similar secured lending	117	—	—	—	117
Other assets	—	—	—	65	65
Total assets	75,283	8,632	4,555	39,736	128,206
Liabilities
Derivative financial instruments	—	—	8,460	—	8,460
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
Other interests include conduits and lending where the interest is driven by normal customer demand. As at 31 December 2023, Barclays Bank Group entered into transactions with approximately 6,000 (2022: 6,000) structured entities.
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
Traded derivatives
The Barclays Bank Group enters into a variety of derivative contracts with structured entities which reference market risk variables such as interest rates, equities, foreign exchange rates and credit indices among other things. The main derivative types that are considered interests in structured entities include equity options, index-based and entity specific credit default swaps, and total return swaps. Interest rate swaps and foreign exchange derivatives that are not complex and which expose the Barclays Bank Group to insignificant credit risk by being senior in the payment waterfall of a securitisation and derivatives that are determined to introduce risk or variability to a structured entity are not considered to be an interest in an entity and have been excluded from the disclosures.
A description of the types of derivatives and the risk management practices are detailed in Note 13. The risk of loss may be mitigated through ongoing margining requirements as well as a right to cash flows from the structured entity which are senior in the payment waterfall. Such margining requirements are consistent with market practice for many derivative arrangements and in line with the Barclays Bank Group’s normal credit policies.
Notes to the financial statements
Scope of consolidation

Barclays Bank PLC 2023 Annual Report on Form 20-F	196
Derivative transactions require the counterparty to provide cash or other collateral under margining agreements to mitigate counterparty credit risk. The
Barclays Bank Group is mainly exposed to settlement risk on these derivatives which is mitigated through daily margining. Total notional contract amounts were £335,552m (2022: £244,780m).
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
nature of the interest and limited to significant categories, based on maximum exposure to loss.

Nature of interest

	Multi-seller conduit programme	Lending	Other	Total	Of which: Barclays Bank Group owned, not consolidated entities[a]
	£m	£m	£m	£m	£m
As at 31 December 2023
Financial assets at fair value through the income statement	—	3	1,096	1,099	907
Financial assets at fair value through other comprehensive income	—	638	200	838	—
Loans and advances at amortised cost	8,903	25,259	—	34,162	—
Debt securities at amortised cost	—	—	9,217	9,217	—
Other assets	38	88	4	130	—
Total on-balance sheet exposures	8,941	25,988	10,517	45,446	907
Total off-balance sheet notional amounts	11,947	12,581	—	24,528	—
Maximum exposure to loss	20,888	38,569	10,517	69,974	907
Total assets of the entity	35,439	160,438	84,107	279,984	1,869

As at 31 December 2022
Financial assets at fair value through the income statement	—	9	2,397	2,406	2,284
Financial assets at fair value through other comprehensive income	—	220	203	423	—
Loans and advances at amortised cost	8,681	21,847	—	30,528	—
Debt securities at amortised cost	—	—	6,314	6,314	—
Other assets	32	33	—	65	—
Total on-balance sheet exposures	8,713	22,109	8,914	39,736	2,284
Total off-balance sheet notional amounts	10,552	10,902	—	21,454	—
Maximum exposure to loss	19,265	33,011	8,914	61,190	2,284
Total assets of the entity	66,504	154,501	63,798	284,803	8,690
Note
aComprises of Barclays Bank Group owned, not consolidated structured entities per IFRS 10 Consolidated Financial Statements, and Barclays Bank Group sponsored entities. Refer to Note 31 Principal subsidiaries for more details on consolidation.
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
Lending
The portfolio includes lending provided by the Barclays Bank Group to unconsolidated structured entities in the normal course of its lending business to earn income in the form of interest and lending fees and includes loans to structured entities that are generally collateralised by property, equipment or other assets. All loans are subject to the Barclays Bank Group’s credit sanctioning process. Collateral arrangements are specific to the circumstances of each loan with additional guarantees and collateral sought from the sponsor of the structured entity for certain arrangements. During the year, the
Barclays Bank Group incurred immaterial impairment against such facilities.
Notes to the financial statements
Scope of consolidation

Barclays Bank PLC 2023 Annual Report on Form 20-F	197
Other
This includes fair value loans with structured entities where the market risk is materially hedged with corresponding derivative contracts, interests in debt securities issued by securitisation vehicles and drawn and undrawn loan facilities to these entities. In addition, 'Other' includes investment funds with interests restricted to management fees based on the performance of the fund and trusts held on behalf of beneficiaries with interests restricted to unpaid fees.
Assets transferred to sponsored unconsolidated structured entities
The Barclays Bank Group is considered to sponsor another entity if; it had a key role in establishing that entity, it transferred assets to the entity, the
Barclays name appears in the name of the entity or it provides guarantees on the entity’s performance. As at 31 December 2023, assets transferred to sponsored unconsolidated structured entities were £1,420m (2022: £1,665m).
33Investments in associates and joint ventures
Accounting for associates and joint ventures
There are no individually significant investments in joint ventures or associates held by Barclays Bank Group.

	2023			2022
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m
Equity accounted (Group)	22	—	22	26	—	26

	2023			2022
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m
Equity accounted (Parent)	12	—	12	12	—	12
Summarised financial information for the Barclays Bank Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the Barclays Bank Group’s share of the net income of the investees for the year ended 31 December 2023, with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	Associates			Joint ventures
	2023	2022	2021	2023	2022	2021
	£m	£m	£m	£m	£m	£m
(Loss)/Profit from continuing operations	(4)	3	—	—	—	—
Other comprehensive income	—	—	1	—	—	—
Total comprehensive (loss)/income from continuing operations	(4)	3	1	—	—	—
Notes to the financial statements
Scope of consolidation

Barclays Bank PLC 2023 Annual Report on Form 20-F	198
34Securitisations
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
for each category of asset on the balance sheet:

	2023				2022
	Assets		Liabilities		Assets		Liabilities
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	£m	£m	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Loans and advances at amortised cost
Credit cards, unsecured loans and other retail lending	6,317	6,863	(2,336)	(2,303)	4,846	5,283	(1,433)	(1,356)
Financial assets at FVTPL
Mortgage Loans	452	452	—	—	330	330	—	—
Total	6,769	7,315	(2,336)	(2,303)	5,176	5,613	(1,433)	(1,356)
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
If the Barclays Bank Group transfers a financial asset but does not transfer or retain substantially all the risk and rewards of the asset and retains control over it, the transferred assets are recognised to the extent of Barclays Bank Group's continuing involvement. Total Financial assets of £3,353m (2022:
£828m) were transferred in this manner and the carrying value of the assets representing continued involvement is included in the table above.
For transfers of assets in relation to repurchase agreements, see Note 35.
Continuing involvement in financial assets that have been derecognised
In some cases, the Barclays Bank Group may have transferred a financial asset in its entirety but may have continuing involvement in it. This arises in asset securitisations where loans and asset backed securities were derecognised as a result of the Barclays Bank Group’s involvement with asset backed securities, residential mortgage backed securities and commercial mortgage backed securities. Continuing involvement largely arises from providing financing into these structures in the form of retained notes, which do not bear first losses.
Notes to the financial statements
Scope of consolidation

Barclays Bank PLC 2023 Annual Report on Form 20-F	199
The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement[a]			Gain from continuing involvement
	Carrying amount	Fair value	Maximum exposure to loss	For the year ended	Cumulative to 31 December
Type of transfer	£m	£m	£m	£m	£m
2023
Asset backed securities	2	2	2	—	3
Residential mortgage backed securities	1,158	1,156	1,158	57	75
Commercial mortgage backed securities	392	341	392	3	19
Total	1,552	1,499	1,552	60	97

2022
Asset backed securities	8	8	8	1	3
Residential mortgage backed securities	432	426	432	18	22
Commercial mortgage backed securities	412	357	412	5	16
Total	852	791	852	24	41
Note
aAssets which represent the Barclays Bank Group’s continuing involvement in derecognised assets are recorded in Loans and advances at amortised cost and Debt
Securities at FVTP&L.
35Assets pledged, collateral received and assets transferred
Assets are pledged or transferred as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. Assets transferred are non-cash assets transferred to a third party that do not qualify for derecognition from the
Barclays Bank Group’s balance sheet, for example because the Barclays Bank Group retains substantially all the exposure to those assets under an agreement to repurchase them in the future for a fixed price.
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
Collateralised transactions, such as securities lending and borrowing, repurchase and derivative transactions are conducted in accordance with standard terms which are customary in the market.
The following table summarises the nature and carrying amount of the assets pledged as security:

	Barclays Bank Group
	2023	2022
	£m	£m
Cash collateral and settlement balances	70,007	75,790
Loans and advances at amortised cost	46,902	36,752
Trading portfolio assets	117,696	63,914
Financial assets at fair value through the income statement	9,847	7,747
Financial assets at fair value through other comprehensive income	24,118	16,164
Assets pledged	268,570	200,367
Notes to the financial statements
Scope of consolidation

Barclays Bank PLC 2023 Annual Report on Form 20-F	200
The following table summarises the transferred financial assets and the associated liabilities. The transferred assets represents the gross carrying value of the assets pledged and the associated liabilities represents the IFRS balance sheet value of the related liability recorded on the balance sheet.

	Barclays Bank Group
	Transferred assets	Associated liabilities
	£m	£m
At 31 December 2023
Derivatives	77,102	(77,102)
Repurchase agreements	69,740	(41,916)
Securities lending arrangements	115,909	—
Other	5,819	(5,188)
	268,570	(124,206)

At 31 December 2022
Derivatives	77,941	(77,941)
Repurchase agreements	54,509	(31,220)
Securities lending arrangements	62,741	—
Other	5,176	(4,788)
	200,367	(113,949)
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
under the terms of their notes.

	Carrying value		Fair value
	Transferred assets	Associated liabilities	Transferred assets	Associated liabilities	Net position
	£m	£m	£m	£m	£m
Barclays Bank Group
2023
Recourse to transferred assets only	6,769	(2,336)	7,315	(2,303)	5,012
2022
Recourse to transferred assets only	5,176	(1,433)	5,613	(1,356)	4,257
The Barclays Bank Group has an additional £2.7bn (2022: £2.7bn) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and are available to support future issuances.
Collateral held as security for assets
Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Barclays Bank Group is allowed to resell or re-pledge the collateral held. Collateralised transactions, such as securities lending and borrowing, repurchase and derivative transactions are conducted in accordance with standard terms which are customary in the market.
The fair value at the balance sheet date of collateral accepted and re-pledged to others was as follows:

	Barclays Bank Group
	2023	2022
	£m	£m
Fair value of securities accepted as collateral	1,207,312	989,211
Of which fair value of securities re-pledged/transferred to others	1,105,760	892,760
Notes to the financial statements
Scope of consolidation

Barclays Bank PLC 2023 Annual Report on Form 20-F	201
The notes included in this section focus on related party transactions, Auditors’ remuneration, Barclays Bank PLC (the Parent company) disclosure and
Directors’ remuneration disclosure. Related parties include any subsidiaries, associates, joint ventures and Key Management Personnel.
36Related party transactions and Directors’ remuneration
Related party transactions
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both.
Parent company
The parent company, which is also the ultimate parent company, is Barclays PLC, which holds 100% of the issued ordinary shares of Barclays Bank PLC.
The largest group in which the results of Barclays Bank PLC are consolidated is headed by Barclays PLC, 1 Churchill Place London E14 5HP. The
consolidated financial statements of Barclays PLC Group are available to the public and may be obtained from Barclays Corporate Secretariat, 1
Churchill Place London E14 5HP.
Subsidiaries
Transactions between Barclays Bank PLC and its subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Barclays Bank Group’s financial statements. A list of the Barclays Bank Group’s principal subsidiaries is shown in Note 31.
Fellow subsidiaries
Transactions between the Barclays Bank Group and other subsidiaries of the parent company also meet the definition of related party transactions.
Other entities
The Barclays Bank Group provides banking services to Barclays Bank Group pension funds (principally the UK Retirement Fund) and other entities, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Barclays Bank
Group companies also provide investment management and custodian services to the Barclays Bank Group pension schemes. All of these transactions are conducted on the same terms as third party transactions. Summarised financial information for the Barclays Bank Group’s investments in associates and joint ventures is set out in Note 33.
Amounts included in the Barclays Bank Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Parent	Fellow subsidiaries	Pension funds	Other related parties
	£m	£m	£m	£m
For the year ended and as at 31 December 2023
Total income	(1,712)	164	1	52
Operating expenses	(89)	(4,157)	(1)	—
Total assets	1,338	7,710	—	1,254
Total liabilities	37,862	7,483	144	154
For the year ended and as at 31 December 2022
Total income	(751)	199	3	(2)
Operating expenses	(69)	(3,459)	(1)	—
Total assets	1,575	9,056	3	—
Total liabilities	40,827	6,668	166	407
For the year ended and as at 31 December 2021
Total income	(611)	20	3	—
Operating expenses	(64)	(3,195)	(1)	—
Total liabilities include derivatives transacted on behalf of the pensions funds of £77m (2022: £110m).
Key Management Personnel
Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of
Barclays Bank PLC (directly or indirectly) and comprise the Directors and Officers of Barclays Bank PLC, certain direct reports of the Chief Executive
Officer and the heads of major business units and functions.
Notes to the financial statements
Other disclosure matters

Barclays Bank PLC 2023 Annual Report on Form 20-F	202
The Barclays Bank Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2023	2022
	£m	£m
As at 1 January	—	—
Loans issued during the year[a]	11.1	0.1
Loan repayments during the year[b]	(0.3)	0.1
As at 31 December	10.8	—
Notes
aIncludes loans issued to existing Key Management Personnel and new or existing loans issued to newly appointed Key Management Personnel.
bIncludes loan repayments by existing Key Management Personnel and loans to former Key Management Personnel.
No allowances for impairment were recognised in respect of loans to Key Management Personnel (or any connected person).

Deposits outstanding
	2023	2022
	£m	£m
As at 1 January	2.0	2.1
Deposits received during the year[a]	32.7	9.4
Deposits repaid during the year[b]	(27.2)	(9.5)
As at 31 December	7.5	2.0
Notes
aIncludes deposits received from existing Key Management Personnel and new or existing deposits received from newly appointed Key Management Personnel.
bIncludes deposits repaid by existing Key Management Personnel and deposits of former Key Management Personnel.
Total commitments outstanding
Total commitments outstanding refer to the total of any undrawn amounts on credit card and/or overdraft facilities provided to Key Management
Personnel. Total commitments outstanding as at 31 December 2023 were £0.1m (2022: £0.1m).
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
Management Personnel.

	2023	2022	2021
	£m	£m	£m
Salaries and other short-term benefits	46.1	44.2	35.2
Pension costs	0.2	0.2	0.2
Other long-term benefits	10.8	12.1	8.5
Share-based payments	16.3	16.5	13.2
Employer social security charges on emoluments	8.2	7.5	6.0
Costs recognised for accounting purposes	81.6	80.5	63.1
Employer social security charges on emoluments	(8.2)	(7.5)	(6.0)
Other long-term benefits – difference between awards granted and costs recognised	2.1	0.1	3.3
Share-based payments – difference between awards granted and costs recognised	4.5	4.2	6.1
Total remuneration awarded	80.0	77.3	66.5
Notes to the financial statements
Other disclosure matters

Barclays Bank PLC 2023 Annual Report on Form 20-F	203
Disclosure required by the Companies Act 2006
The following information regarding the Barclays Bank PLC Board of Directors is presented in accordance with the Companies Act 2006:

	2023	2022	2021
	£m	£m	£m
Aggregate emoluments[a]	7.2	7.1	6.3
Amounts paid under LTIPs[b]	—	0.4	1.2
	7.2	7.5	7.5
Notes
aThe aggregate emoluments include amounts paid for the 2023 year. In addition, deferred share awards for 2023 with a total value at grant of £1.5m (2022: £2.3m, 2021:
£1.4m) will be made to Directors which will only vest subject to meeting certain conditions.
bThe figure above for "Amounts paid under LTIPs" for 2023 relates to LTIP awards that were released to Directors in 2023. Dividend shares released on the awards are excluded (where applicable).
There were no pension contributions paid to defined contribution schemes on behalf of Directors (2022: £nil, 2021: £nil). There were no notional pension contributions to defined contribution schemes.
As at 31 December 2023, there were no Directors accruing benefits under a defined benefit scheme (2022: £nil, 2021: £nil).
The aggregate amount of compensation payable to departing officers in respect of loss of office was £30,519 (2022: £2,253,304, 2021: £426,139).
Of the figures in the table above, the amounts attributable to the highest paid Director in respect of qualifying services are as follows:

	2023	2022	2021
	£m	£m	£m
Aggregate emoluments[a]	3.6	3.6	2.1
Amounts paid under LTIPs	—	—	0.7
	3.6	3.6	2.8
Note
aThe aggregate emoluments include amounts paid for the 2023 year. In addition, a deferred share award for 2023 with a value at grant of £1m (2022: £1.5m, 2021: £nil)
will be made to the highest paid Director which will only vest subject to meeting certain conditions.
There were no actual pension contributions paid to defined contribution schemes on behalf of the highest paid Director (2022: £nil, 2021: £nil). There were no notional pension contributions to defined contribution schemes (2022: £nil, 2021: £nil).
Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2023 to persons who served as
Directors during the year was £0.1m (2022: £nil). The total value of guarantees entered into on behalf of Directors during 2023 was £nil (2022: £nil).
Notes to the financial statements
Other disclosure matters

Barclays Bank PLC 2023 Annual Report on Form 20-F	204
37Disposals of businesses
There were no disposals of businesses in 2023. During 2022, Barclays Bank PLC sold its direct ownership of subsidiaries Capton Investments Limited and Hawkins to Roder Investment No 1 Limited and Roder investment No 2 Limited recording gains of £43m and £75m respectively.
38Auditor’s remuneration
Auditor’s remuneration is included within consultancy, legal and professional fees in administration and general expenses and comprises:

	2023	2022	2021
	£m	£m	£m
Audit of the Barclays Bank Group's annual accounts	22	20	19
Other services:
Audit of the Barclays Bank PLC subsidiaries[a]	18	18	14
Other audit related fees[b]	8	8	7
Other services	1	1	1
Total Auditor's remuneration	49	47	41
Notes
aComprises the fees for the statutory audit of the subsidiaries both inside and outside UK and fees for the work performed by associates of KPMG in respect of the consolidated financial statements of Barclays Bank PLC.
bComprises services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing Rules of the UK listing authority.
Audit scope changes are finalised following the completion of the audit and recognised when agreed. The 2023 audit fee includes £1m (2022: £2m,
2021: £3m) relating to the previous year’s audit.
Under SEC regulations, the remuneration of our auditors is required to be presented as follows: audit fees £43m (2022: £41m, 2021: £33m), audit-
related fees £5m (2022: £5m, 2021: £5m), tax fees £nil (2022: £nil, 2021: £nil), and all other fees £1m (2022: £1m, 2021: £nil).
39 Assets and liabilities included in disposal group classified as held for sale
Accounting for non-current assets held for sale and associated liabilities
The Barclays Bank Group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Non-current assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than continuing use. In order to be classified as held for sale, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary, and the sale must be highly probable. Non-current assets (or disposal groups) held for sale are measured at the lower of carrying amount and fair value less cost to sell. Assets and liabilities classified as held for sale are presented separately in the consolidated balance sheet.
Management accounting estimates and judgements
Management judgement is required in determining whether the IFRS 5 held for sale classification criteria are met, in particular whether the sale is highly probable and expected to qualify for recognition as a completed sale within 12 months of classification. This assessment requires consideration of how committed management is to the sales plan, the likelihood of obtaining regulatory or other external approvals which is often required for sales of banking operations and how committed the buyer is to complete the sales transaction within the agreed timelines.
Barclays is currently engaged in a process to sell its German consumer finance business (comprising credit cards, unsecured personal loans and deposits), currently included within CC&P, as part of our ambition to simplify Barclays and support our focus on growing our key businesses. A sale is expected to complete in 2024.
The perimeter of the disposal group has been accounted for in line with the requirements of IFRS5 as at 31 December 2023. A detailed analysis of the disposal group is presented below:
Notes to the financial statements
Other disclosure matters

Barclays Bank PLC 2023 Annual Report on Form 20-F	205

As at 31 December	2023
£m
Assets included in disposal groups classified as held for sale
Loans and advances to customers	3,855
Intangible assets	15
Property, plant and equipment	24
Other assets	22
Total assets classified as held for sale	3,916

Liabilities included in disposal groups classified as held for sale
Deposits from customers	3,077
Other liabilities	83
Provisions	4
Total liabilities classified as held for sale	3,164

Net assets classified as held for sale	752
Notes to the financial statements
Other disclosure matters

Barclays Bank PLC 2023 Annual Report on Form 20-F	206
40Barclays Bank PLC (the Parent company)

Income Statement
Barclays Bank PLC
	2023	2022	2021
For the year ended 31 December	£m	£m	£m
Continuing operations
Interest and similar income	24,474	10,576	4,190
Interest and similar expense	(21,990)	(8,278)	(3,096)
Net interest income	2,484	2,298	1,094
Fee and commission income	3,006	2,949	2,989
Fee and commission expense	(1,149)	(850)	(656)
Net fee and commission income	1,857	2,099	2,333
Other income	4,908	7,446	4,913
Total income	9,249	11,843	8,340
Staff costs	(1,918)	(1,699)	(1,598)
Infrastructure costs	(246)	(145)	(409)
Administration and general expenses	(3,813)	(3,336)	(3,051)
Litigation and conduct	(30)	(1,340)	(360)
Operating expenses	(6,007)	(6,520)	(5,418)
Impairment of investments in subsidiaries	(166)	(2,533)	(107)
Profit on disposal of subsidiaries, associates and joint ventures	(1)	119	94
Profit before impairment	3,075	2,909	2,909
Credit impairment releases/(charges)	(98)	(165)	414
Profit before tax	2,977	2,744	3,323
Taxation	(111)	40	113
Profit after tax	2,866	2,784	3,436

Attributable to:
Equity holders of the parent	1,619	1,802	2,641
Other equity instrument holders	1,247	982	795
Total equity holders of the parent	2,866	2,784	3,436
Profit after tax	2,866	2,784	3,436
Notes to the financial statements
Other disclosure matters

Barclays Bank PLC 2023 Annual Report on Form 20-F	207
Barclays Bank PLC (the Parent company)

Statement of comprehensive income
	2023	2022	2021
For the year ended 31 December	£m	£m	£m
Profit after tax	2,866	2,784	3,436
Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[a]	(572)	1,149	128
Fair value through other comprehensive income reserve movement relating to debt securities
Net gains/(losses) from changes in fair value	1,140	(6,383)	(1,382)
Net (gains)/losses transferred to net profit on disposal	(102)	68	(248)
Net (gains)/losses relating to (release of) impairment	(2)	8	(6)
Net (losses)/gains due to fair value hedging	(850)	4,626	1,103
Tax	(54)	449	170
Cash flow hedging reserve
Net gains/(losses) from changes in fair value	2,443	(6,733)	(2,230)
Net losses/(gains) transferred to net profit	1,006	470	(333)
Tax	(966)	1,707	748
Other comprehensive income/(loss) that may be recycled to profit or loss	2,043	(4,639)	(2,050)

Other comprehensive (loss)/income not recycled to profit or loss:
Retirement benefit remeasurements	(1,175)	(791)	1,261
Own credit	(975)	1,973	(55)
Tax	608	(138)	(563)
Other comprehensive (loss)/income not recycled to profit or loss	(1,542)	1,044	643

Other comprehensive income/(loss) for the year	501	(3,595)	(1,407)

Total comprehensive income/(loss) for the year	3,367	(811)	2,029

Attributable to:
Equity holders of the parent	3,367	(811)	2,029
Total comprehensive income/(loss) for the year	3,367	(811)	2,029
Note
aThere are no CTR recycling events during 2023, 2022 & 2021.
The Parent company financials on pages 126 to 130 form part of this note.
Dividends received by the Parent company totalled £529m (2022: £1,862m, 2021: £1,174m).
Notes to the financial statements
Other disclosure matters

Barclays Bank PLC 2023 Annual Report on Form 20-F	208
Additional unaudited information
Additional shareholder information
Articles of Association
Barclays Bank PLC (the “Company”) is a public limited company registered in England and Wales under company number 01026167 (formerly called
Barclays Bank International Limited, a company incorporated under the name The Colonial Bank by the Colonial Bank Act 1925 and which changed its name on 15 September 1925 to Barclays Bank (Dominion, Colonial and Overseas) and further changed its name on 22 September 1954 to Barclays
Bank D.C.O. and on 1 October 1971 to Barclays Bank International Limited) was incorporated under the Companies Acts 1948 to 1967 as a limited company on 4 October 1971 and changed its name on 1 January 1985 to Barclays Bank PLC. The objects of the Company are unrestricted.
The Articles of Association were adopted by Special Resolution at the Company's Annual General Meeting on 8 June 2021, in substitution for and to the exclusion of Articles adopted 30 April 2010.
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
(vii)The Company may by ordinary resolution remove a Director before the expiry of his/her period of office (without prejudice to a claim for damages for breach of contract or otherwise) and may by ordinary resolution appoint another person who is willing to act to be a Director in his/
her place.
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
Classes of Shares
The Articles of Association describe the following classes of shares: Ordinary Shares, Euro, US Dollar and Sterling Preference Shares (collectively, the
“Preference Shares”) and Series 1 Sterling Preference Shares. A description of the outstanding classes of shares in the Company as at 31 December
2023, being Ordinary Shares, Dollar Preference shares and Euro Preference Shares is included in Note 26 to the Financial Statements (Ordinary shares, preference shares and other equity).
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F	209
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
Notices
Save where the articles expressly require otherwise, a document or information may be sent by the Company in hard copy form, electronic form, by being made available on a website, or by another means agreed with the recipient, in accordance with the provisions set out in the Companies Act 2006.
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F	210
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
Limitations on foreign shareholders
There are no restrictions imposed by the Articles of Association or (subject to the effect of any economic sanctions that may be in force from time to time) by current English laws which relate only to non-residents of the UK and which limit the rights of such non-residents to hold or (when entitled to do so) vote the ordinary shares.
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
For dividends paid on or after 6 April 2016, the rate of UK income tax applicable to the Total Dividend Income will depend on the amount of the Total
Dividend Income and the UK income tax band(s) that the Total Dividend Income falls within when included as part of the shareholder’s total income for
UK income tax purposes for that tax year.
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F	211
For the tax year from 6 April 2023 to 5 April 2024 (inclusive), a nil rate of UK income tax applies to the first £1,000 of Total Dividend Income received by an individual shareholder in that tax year (the "Nil Rate Amount"). For the 2018-2019, 2019-2020, 2020-2021, 2021-2022 and 2022-2023 tax years, the
Nil Rate Amount was £2,000. For the 2016-2017 and 2017-2018 tax years, the Nil Rate Amount was £5,000.
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
The calculations required to compute chargeable capital gains may be complex. Shareholders are advised to consult their personal financial adviser for further information regarding a possible tax liability in respect of their holdings of shares.
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
investment income). Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty (as defined below).
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F	212
This discussion is based on the Internal Revenue Code of 1986, as amended (the "IRC"), its legislative history, existing and proposed regulations, published rulings and court decisions, and on the Double Taxation Convention between the UK and the US as entered into force in March 2003 (the
"Treaty"), and, in respect of UK tax, the Estate and Gift Tax Convention between the UK and the US as entered into force on 11 November 1979 (the
"Estate and Gift Tax Convention"), the current UK tax law and the practice of HMRC, all of which are subject to change, possibly on a retroactive basis.
This discussion is based in part upon the representations of the ADR Depositary and the assumption that each obligation of the Deposit Agreement and any related agreement will be performed in accordance with its terms.
A "US Holder" is a beneficial owner of Shares that is a citizen or resident of the United States or a US domestic corporation or that otherwise is subject to
US federal income taxation on a net income basis in respect of such Shares and that is fully eligible for benefits under the Treaty.
In general, the holders of ADRs evidencing ADSs will be treated as owners of the underlying Preference Shares for the purposes of the Treaty, the Estate and Gift Tax Convention, and the IRC. Generally, exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK capital gains tax.
Taxation of dividends
Subject to the PFIC rules discussed below, the gross amount of any distribution of cash or property with respect to the Shares (including any amount withheld in respect of UK taxes) that is paid out of Barclays Bank PLC’s current or accumulated earnings and profits (as determined for US federal income tax purposes) will be includible in a US Holder’s taxable income as ordinary dividend income on the day such US Holder receives the dividend, in the case of Preference Shares, or the date the Depositary receives the dividends, in the case of ADRs, and will not be eligible for the dividends-received deduction allowed to corporations under the IRC.
Dividends paid by Barclays Bank PLC to an individual with respect to the Shares will generally be subject to taxation at a preferential rate if the dividends are "qualified dividend income". Subject to certain exceptions for short-term positions, dividends paid on the Shares will be treated as qualified dividend income if (i) the Shares are readily tradable on an established securities market in the United States or Barclays Bank PLC is eligible for the benefits of a comprehensive tax treaty with the United States that the US Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program, and (ii) Barclays Bank PLC was not a PFIC (as defined below) in the year of the distribution or the immediately preceding taxable year. The US Treasury has determined that the Treaty meets the requirements for reduced rates of taxation, and Barclays Bank PLC believes that it is eligible for the benefits of the Treaty. Based on its audited financial statements and relevant market and shareholder data, Barclays
Bank PLC believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2022 or 2023 taxable years. In addition, based on its audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Barclays Bank PLC does not anticipate becoming a PFIC for its current taxable year or in the foreseeable future.
Dividends paid by Barclays Bank PLC to a US Holder with respect to the Shares will not be subject to UK withholding tax. For foreign tax credit purposes, dividends will generally be income from sources outside the US and will generally be "passive" income for purposes of computing the foreign tax credit allowable to a US Holder.
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
Taxable sale or other disposition of Shares
Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of the Shares, US Holders generally will not be subject to UK tax, but will realise gain or loss for US federal income tax purposes in an amount equal to the difference between the US Dollar value of the amount realised on the disposition and the US Holder’s adjusted tax basis in the Shares, as determined in US Dollars. Such gain or loss will be capital gain or loss, and will generally be long‑term capital gain or loss if the Shares have been held for more than one year. Long‑term capital gain of a non-corporate US Holder is generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.
Taxation of passive foreign investment companies (PFICs)
Based on its audited financial statements and relevant market and shareholder data, Barclays Bank PLC believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2022 or 2023 taxable years. In addition, based on its audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Barclays Bank
PLC does not anticipate becoming a PFIC for its current taxable year or in the foreseeable future. This conclusion is a factual determination that is made annually and thus may be subject to change. In general, Barclays Bank PLC will be a PFIC with respect to a US Holder if, for any taxable year in which a
US Holder holds the Shares, either (i) at least 75% of the gross income of Barclays Bank PLC for the taxable year is passive income, or (ii) at least 50% of the value, generally determined on the basis of a quarterly average, of Barclays Bank PLC’s assets is attributable to assets that produce or are held for the production of passive income (including cash). With certain exceptions, a US Holder’s Shares will be treated as stock of a PFIC if Barclays Bank PLC was a PFIC at any time during such holder’s holding period in its Shares.
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
interest charge in respect of the tax attributable to each such year.
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F	213
UK stamp duty and stamp duty reserve tax
No obligation to pay UK stamp duty will arise on the transfer on sale of an ADS, provided that any instrument of transfer is not executed in, and remains at all times outside, the UK. No UK stamp duty reserve tax is payable in respect of an agreement to transfer an ADS. For the UK stamp duty and stamp duty reserve tax implications of dealings in Preference Shares, see the section ‘Taxation of UK holders – (iii) Stamp duty and stamp duty reserve tax‘
above.
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
Foreign Financial Asset Reporting
Certain US Holders that own "specified foreign financial assets" with an aggregate value in excess of US$50,000 on the last day of the taxable year or
US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form
8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a non-US financial institution, as well as securities issued by a non-US issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to
"specified foreign financial assets" in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. US Holders who fail to report the required information could be subject to substantial penalties. US Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.
Backup Withholding and Information Reporting
Dividends paid on, and proceeds from the sale or other disposition of, the Shares to a US Holder generally may be subject to the information reporting requirements of the IRC and may be subject to backup withholding unless the US Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a US Holder will be allowed as a refund or credit against the US Holder’s US federal income tax liability, provided the required information is furnished to the US Internal Revenue Service ("IRS") in a timely manner.
A holder that is not a US Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.
FATCA Risk Factor
In certain circumstances, payments on shares or ADSs may be subject to US withholding taxes on "passthru payments", starting on the date that is two years after the date on which final regulations defining this concept are adopted in the United States. Under the "Foreign Account Tax Compliance
Act" (or "FATCA"), as well as intergovernmental agreements between the United States and other countries and implementing laws in respect of the foregoing, certain US-source payments (including dividends and interest) and certain payments made by, and financial accounts held with, entities that are classified as financial institutions under FATCA are subject to a special information reporting and withholding tax regime. Regulations implementing withholding in respect of "passthru payments" under FATCA have not yet been adopted or proposed. The United States has entered into an intergovernmental agreement regarding the implementation of FATCA with the UK (the "UK IGA"). Under the UK IGA, as currently drafted, it is not expected that Barclays Bank PLC will be required to withhold tax under FATCA on payments made with respect to the shares or ADSs. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the shares or ADSs in the future. Holders should consult their own tax advisers regarding the potential impact of FATCA.
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
Disclosure controls and procedures
The Chief Executive, C.S. Venkatakrishnan, and the Chief Financial Officer, Steven Ewart, conducted with Barclays Bank Group Management an evaluation of the effectiveness of the design and operation of the Barclays Bank Group’s disclosure controls and procedures of Barclays Bank PLC as at
31 December 2023, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US
Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive Officer and Chief Financial Officer
concluded that the design and operation of these disclosure controls and procedures were effective.
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F	214
Section 13(r) to the US Securities Exchange Act of 1934 (Iran sanctions and related disclosure)
Section 13(r) of the U.S. Securities Exchange Act of 1934 as amended (the “Exchange Act”) requires each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The requirement includes disclosure of activities not prohibited by U.S. or other law, even if conducted outside the U.S. by non-U.S. companies or affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act, we note the following in relation to activity that occurred in 2023, the reporting period covered by this annual report. For completeness, we also include activity that we became aware of in 2023, even if such activity occurred prior to the reporting period. Except as noted below, Barclays intends to continue the activities described. Barclays does not allocate profits at the level of these activities, which in any event would not be significant, and we therefore report only gross revenue where measurable. Barclays attributed revenue of approximately GBP 350,970 in relation to the activities disclosed below.
Legacy Guarantees
Between 1992 and 2006, Barclays entered into several guarantees for the benefit of Iranian banks in connection with the supply of goods and services by Barclays customers to Iranian buyers (the “Iranian guarantees”). These were counter guarantees issued to Iranian banks to support guarantees issued by these banks to the Iranian buyers. The Iranian banks and a number of the Iranian buyers were either subsequently designated as Specially
Designated Nationals and Blocked Persons (“SDNs”) by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), or are owned by the Government of Iran. In addition, between 1993 and 2005, Barclays entered into similar guarantees for the benefit of a Syrian bank that was subsequently designated pursuant to the Weapons of Mass Destruction Proliferators Sanctions Regulations (“WMDPSR”) in August 2011 (the
“WMDPSR guarantees”).
These guarantees were issued either on:
(i)an “extend or pay” basis, which means that, although the guarantee is of limited duration on its face, until there is full performance under the contract to provide goods and services, the terms of the guarantee require Barclays to maintain the guarantee or pay the beneficiary bank the full amount of the guarantee; or
(ii)the basis that Barclays’ obligations can be discharged only with the consent of the beneficiary counterparty.
Barclays is not able to exit its obligations under the above guarantees unilaterally, and thus it maintains a limited legacy portfolio of these guarantees, which complied with applicable laws and regulations at the time they were entered into. Barclays intends to terminate the guarantees where an agreement can be reached with the counterparty, in accordance with applicable laws and regulations. Barclays attributed no revenue in 2023 in relation to the Iranian guarantees and revenue of approximately GBP 20,700 in 2023 in relation to the WMDPSR guarantees.
Lease Payments
Barclays is party to a long-term lease, entered in 1979, with the National Iranian Oil Company (“NIOC”), pursuant to which Barclays rents part of NIOC
House in London. The lease is for 60 years, contains no early termination clause, and has 16 years remaining. Barclays makes lease payments in GBP to the bank account of a solicitor that represents an entity owned by the Government of Iran. The payments are made in accordance with applicable laws and regulations. Barclays attributed no revenue in 2023 in relation to this activity.
Local Clearing Systems
Banks based in the United Arab Emirates (“UAE”), including certain Iranian banks designated pursuant to the Global Terrorism Sanctions Regulations
(“GTSR”) and/or Government of Iran-owned banks, participate in the various banking payment and settlement systems used in the UAE (the “UAE
Clearing Systems”). Barclays, by virtue of its banking activities in the UAE, participates in the UAE Clearing Systems, in accordance with applicable laws and regulations. To mitigate the risk of engaging in transactions in which participant Iranian SDN and/or Government of Iran-owned banks may be involved, Barclays has implemented restrictions relating to its involvement in the UAE Clearing Systems. Barclays attributed no revenue in 2023 in relation to this activity.
Other Activity
Barclays maintains several customer relationships with UK-incorporated medical manufacturing companies. In 2023, Barclays processed several payments, for the benefit of our customers, relating to the export of medical devices to privately-owned entities in Iran and Turkey. The end users of these medical devices include hospitals, medical universities, or clinics that may be owned or controlled by, or affiliated with, the Government of Iran.
The payments were made in accordance with applicable laws and regulations, and all payments were received from the privately-owned entities in Iran and Turkey, or their affiliates; no payments were received directly from any SDN or entity owned or controlled by, or affiliated with, the Government of
Iran. Although OFAC has issued general licenses relating to the sale of medical devices to Iran, including the Government of Iran, these licenses do not apply to sales of non-U.S. origin items by non-U.S. persons. Barclays attributed revenue of approximately GBP 35 in 2023 in relation to this activity.
Barclays maintains a customer relationship with a UK-incorporated charity that works in the areas of blood cancer and stem cell transplantation. In
2023, Barclays processed one payment, on behalf of our customer, where the ultimate beneficiary of the payment was a medical organization affiliated with the Government of Iran. The payment was for the procurement of a blood sample from an individual in Iran who is a potential donor. The payment was processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 10 in 2023 in relation to this activity.
In 2023, Barclays acted as a correspondent bank in one-off payments involving certain banks that were designated pursuant to Executive Orders 13224 and 13902. The payments relate to humanitarian activities and were made at the request of and with specific authorization from the U.S. Federal
Government. The payments did not involve U.S. dollars or the clearing services of U.S. banks and were processed in accordance with applicable laws and regulations. When the payments passed through the correspondent bank, Barclays received interest of approximately GBP 330,000 from a G20 central bank.
Barclays maintains a customer relationship with a UK-incorporated law firm. In 2023, Barclays processed one payment, on behalf of our customer, where the remitter of the payment was a law firm in Germany. The German law firm was representing an Iranian SDN airline, ultimately owned by the
Government of Iran, in arbitration proceedings in France. The payment was for legal advice provided by our customer to the German law firm in relation
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F	215
to the arbitration proceedings. The payment was processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 10 in 2023 in relation to this activity.
In 2023, Barclays processed several payments to consulates and embassies of the Government of Iran in Europe in relation to persons paying fees for renewing or replacing passports, visa applications, and other administrative matters. The payments were processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 5 in 2023 in relation to this activity.
In 2023, on behalf of certain customers in the UK, Barclays processed indirect payments from various UK-based offices of Iranian SDNs, Government of
Iran-owned entities, and SDGT SDNs (the “entities”). The payments were for general business expenses, including rent, salary payments, tax payments, office maintenance, utility payments, and business travel expenses. A UK accounting firm remitted the payments on behalf of the entities, and all the payments were processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 195 in 2023 in relation to this activity.
Barclays holds accounts for several individuals employed by a UK-based SDN entity that is ultimately owned by the Government of Iran. Payments are received in GBP from a UK-based payment services company and are credited to the customers’ accounts with Barclays. The payments are processed in accordance with applicable laws and regulations. No payments are received directly from any entity owned by the Government of Iran or any SDN.
Barclays attributed no revenue in 2023 in relation to this activity.
In 2023, a Barclays customer in the UK was designated as an SDN pursuant to the GTSR. The customer had two accounts and a personal credit card with Barclays. Barclays exited the relationship with the customer, cancelled the credit card, and placed the remaining funds in an internal sundry account in compliance with applicable laws and regulations. The credit card had no outstanding debt and was not used in 2023. A small number of domestic payments were remitted from the accounts after the customer was designated, but before Barclays had confirmed the match. Barclays attributed no revenue in 2023 in relation to this activity.
In 2023, a Barclays customer in the UK was designated as an SDN pursuant to the GTSR. The customer had a personal credit card with an outstanding debit balance with Barclays. The credit card was blocked to prevent any further spending. Barclays is attempting to receive repayment from this customer in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 15 in 2023 in relation to this activity.
Frozen Accounts
Barclays, and several Barclays customers, continue to hold funds belonging to various SDNs and Government of Iran-owned entities in internal blocked and sundry accounts, some of which are interest bearing. These accounts are held in accordance with applicable laws and regulations. Barclays attributed no revenue in 2023 in relation to this activity.
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F	216
Related Undertakings

The Barclays Bank PLC’s corporate structure consists of a number of related undertakings, comprising subsidiary undertakings, joint ventures, associated undertakings and significant holdings. A full list of these related undertakings is set out below, together with the country of incorporation, registered office (or principal place of business) and the identity and percentage of each share class held by Barclays Bank PLC.
The information is provided as at 31 December 2023.
The entities are grouped by the countries in which they are incorporated.
The profits earned by the activities of these entities are in some cases taxed in countries other than the country of incorporation for example where the entity carries on business through a branch in a territory outside of its country of incorporation. Barclays Bank PLC Country
Snapshot provides details of where Barclays Bank PLC carries on its business, where its profits are subject to tax and the taxes it pays in each country it operates in.
Notes
A B C D E F G H I J K L M N O P Q R S T U V W X Y Z
Directly held by Barclays Bank PLC
Partnership Interest
Membership Interest
Preference Shares
A Preference Shares
B Preference Shares
Ordinary/Common Shares in addition to other shares
A Ordinary Shares
B Ordinary Shares
C Ordinary Shares
F Ordinary Shares
First Preference Shares, Second Preference Shares
Registered Address not in country of incorporation
USD Linked Ordinary Shares
Capital Contribution Shares
Redeemable Class B Shares
Non-Redeemable Ordinary Shares
Class A Shares
Class B Shares
Class C Shares
Class D Shares
Class E Shares
First Class Common Shares, Second Class Common Shares
Redeemable Class A Shares
Not Consolidated
Tracker 1 Euro, GBP, and USD Shares

Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F	217

Wholly owned subsidiaries	Note
Unless otherwise stated, the undertakings
below are wholly owned and included in
the consolidation and the share capital
held by the Group comprises ordinary
and/or common shares, which are held by
subsidiaries of the Group. Unless
otherwise stated, the Group holds 100%
of the nominal value of each share class.

United Kingdom
1 Churchill Place, London, E14 5HP
Aequor Investments Limited
Alynore Investments Limited Partnership	B
Ardencroft Investments Limited	A
B D & B Investments Limited
B.P.B. (Holdings) Limited	A
Barclays Aldersgate Investments Limited	A
Barclays Asset Management Limited	A
Barclays Capital Asia Holdings Limited	A
Barclays Capital Nominees (No.2) Limited
Barclays Capital Nominees (No.3) Limited	A
Barclays Capital Nominees Limited	A
Barclays Capital Securities Client Nominee Limited	A
Barclays Capital Securities Limited	A, D, G
Barclays CCP Funding LLP	B
Barclays Direct Investing Nominees Limited
Barclays Directors Limited	A
Barclays Executive Schemes Trustees Limited	A
Barclays Financial Planning Nominee Company Limited
Barclays Group Holdings Limited	A
Barclays International Holdings Limited	A
Barclays Investment Management Limited	A
Barclays Investments Solutions Limited	A
Barclays Long Island Limited	A
Barclays Nominees (George Yard) Limited	A, Y
Barclays OCIO Services Limited	A
Barclays Pension Funds Trustees Limited	A
Barclays Private Bank
Barclays Services (Japan) Limited	A
Barclays Shea Limited	A
Barclays Term Funding Limited Liability Partnership	B
Barclays Wealth Nominees Limited	A

Wholly owned subsidiaries	Note
Barclayshare Nominees Limited
Barcosec Limited	A
Barsec Nominees Limited	A
BB Client Nominees Limited	A
Chapelcrest Investments Limited
Cornwall Home Loans Limited	A
Dorset Home Loans Limited	A
Durlacher Nominees Limited	A
Eagle Financial and Leasing Services (UK) Limited	A
Finpart Nominees Limited	A
Foltus Investments Limited
Hawkins Funding Limited
Heraldglen Limited	G, L
Isle of Wight Home Loans Limited	A
J.V. Estates Limited	A
Kirsche Investments Limited	A
Leonis Investments LLP	B
Long Island Assets Limited
Maloney Investments Limited
Menlo Investments Limited	A
Mercantile Credit Company Limited	A
Mercantile Leasing Company (No.132) Limited	A
MK Opportunities LP	B
Naxos Investments Limited	A
Northwharf Nominees Limited	A
Oak Pension Asset Management Limited	Y
Real Estate Participation Management Limited
Real Estate Participation Services Limited
Relative Value Investments UK Limited Liability Partnership	B
Relative Value Trading Limited
Roder Investments No. 1 Limited	A, G, Z
Roder Investments No. 2 Limited	A, G, Z
RVT CLO Investments LLP	B
Surety Trust Limited	A
Swan Lane Investments Limited
US Real Estate Holdings No.1 Limited
US Real Estate Holdings No.2 Limited
US Real Estate Holdings No.3 Limited
US Real Estate Holdings No.4 Limited
US Real Estate Holdings No.5 Limited	A
US Real Estate Holdings No.6 Limited	A
Water Street Investments Limited	Y

Wholly owned subsidiaries	Note
Wedd Jefferson (Nominees) Limited	A
Westferry Investments Limited	A
Woolwich Qualifying Employee Share Ownership Trustee Limited	A
Zeban Nominees Limited	A

C/O Teneo Financial Advisory Limited, 3rd Floor, The Colmore Building, 20 Colmore Circus Queensway, Birmingham, West Midlands, B4 6AT
Barclays Capital Finance Limited (In Liquidation)	A
Barclays Capital Japan Securities Holdings Limited (In Liquidation)
Barclays Global Shareplans Nominee Limited (In Liquidation)
Barclays Nominees (Branches) Limited (In Liquidation
Barclays Singapore Global Shareplans Nominee Limited (In Liquidation)
Cobalt Investments Limited (In Liquidation)	A
DMW Realty Limited (In Liquidation)	A

1-4 , Clyde Place Lane, Glasgow, G5 8DP
R.C. Greig Nominees Limited	A

9, allée Scheffer, Luxembourg, L-2520
Barclays Blossom Finance Limited Partnership	B, M
Barclays Claudas Investments Partnership	B, M
Barclays Pelleas Investments Limited Partnership	B, M

Argentina
855 Leandro N.Alem Avenue, 8th Floor, Buenos Aires
Compañía Sudamerica S.A.	A

Marval, O’Farrell & Mairal, Av. Leandro N. Alem 882, Buenos Aires, C1001AAQ
Compañia Regional del Sur S.A.	A

Brazil
Av. Brigadeiro Faria Lima, No.4.440, 12th Floor, Bairro Itaim Bibi, Sao Paulo, CEP, 04538-132
Barclays Brasil Assessoria Financeira Ltda	A
BNC Brazil Consultoria Empresarial Ltda	A

Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F	218

Wholly owned subsidiaries	Note
Canada
333 Bay Street, Suite 4910, Toronto ON M5H 2R2
Barclays Capital Canada Inc.

Stikeman Elliot LLP, 199 Bay Street, 5300 Commerce Court West, Toronto ON M5L 1B9
Barclays Corporation Limited	A

Cayman Islands
PO Box 309, Ugland House, George Town, Grand Cayman, KY1-1104
Alymere Investments Limited	E, F, G
Analytical Trade UK Limited	A
Barclays Capital (Cayman) Limited	A
Barclays Securities Financing Limited	E, F, G
Barclays US Holdings Limited	A, D, G
Braven Investments No.1 Limited
Calthorpe Investments Limited
Capton Investments Limited
Claudas Investments Limited	A, G, P, X
Claudas Investments Two Limited
Gallen Investments Limited
Hornbeam Limited	Y
Hurley Investments No.1 Limited (In Liquidation)
Mintaka Investments No. 4 Limited
Palomino Limited	A, Y
Pelleas Investments Limited	A
Pippin Island Investments Limited	A
Razzoli Investments Limited	A, D, G
RVH Limited	A, D, G
Wessex Investments Limited (In Liquidation)

Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, KY1- 9008
Long Island Holding B Limited (In Liquidation)	A

France
34-36 avenue de Friedland, 75008, Paris
Barclays ADF	A

Wholly owned subsidiaries	Note
Germany
Stuttgarter Straße 55-57, 73033 Göppingen
Holding Stuttgarter Straße GmbH (In Liquidation)

Guernsey
P.O. Box 33, Dorey Court, Admiral Park, St. Peter Port, GY1 4AT
Barclays UKRF ICC Limited	Y
Barclays UKRF No.1 IC Limited	Y
Barclays UKRF No.2 IC Ltd	Y

Hong Kong
42nd floor Citibank Tower, Citibank Plaza, 3 Garden Road
Barclays Bank (Hong Kong Nominees) Limited (In Liquidation)	A
Barclays Capital Asia Nominees Limited (In Liquidation)

Level 41,Cheung Kong Center, 2 Queen's Road, Central
Barclays Capital Asia Limited	A

India
208 Ceejay House, Shivsagar Estate, Dr A Beasant Road, Worli, Mumbai, 400 018
Barclays Securities (India) Private Limited
Barclays Wealth Trustees (India) Private Limited

Nirlon Knowledge Park, Level 9, Block B-6, Off Western Express Highway, Goregaon (East), Mumbai, 400063
Barclays Investments & Loans (India) Private Limited	D, G

Ireland
One Molesworth Street, Dublin 2, D02RF29
Barclays Bank Ireland Public Limited Company	A
Barclays Europe Client Nominees Designated Activity Company
Barclays Europe Firm Nominees Designated Activity Company
Barclays Europe Nominees Designated Activity Company

25-28 North Wall Quay, Dublin1, D01H104

Wholly owned subsidiaries	Note
Erimon Home Loans Ireland Limited	A

70 Sir John Rogerson’s Quay, Dublin 2
Barclays Finance Ireland Limited

Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808
Barclays Ireland Investments LP	B, N

Isle of Man
Eagle Court, Circular Road, Douglas, IM1 1AD, Isle of Man
Barclays Nominees (Manx) Limited	A
Barclays Private Clients International Limited	A, H, I

2nd Floor, St Georges Court, Upper Church Street, Douglas, IM1 1EE
Barclays Holdings (Isle of Man) Limited (In Liquidation)	A

Japan
10-1, Roppongi 6-chome, Minato-ku, Tokyo
Barclays Funds and Advisory Japan Limited
Barclays Securities Japan Limited	G, E

6-10-1 Roppongi, Minato-Ku, Tokyo
Barclays Wealth Services Limited

Jersey
Gaspé House, 66-72 Esplanade, St. Helier, JE1 1GH
Barclays Services Jersey Limited	A

5 Espalanade, St Helier, JE2 3QA
Barclays Wealth Management Jersey Limited	A

13 Library Place, St Helier, JE4 8NE
Barclays Nominees (Jersey) Limited	A
Barclaytrust Channel Islands Limited	A
Estera Trust (Jersey) Limited, 13-14 Esplanade, St Helier, JE1 1EE, Jersey
MK Opportunities GP Ltd	A

Luxembourg
9, allée Scheffer, L-2520
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F	219

Wholly owned subsidiaries	Note

Barclays Bedivere Investments S.à r.l.	G, H, I
Barclays Cantal Investments S.à r.l.
Barclays Capital Luxembourg S.à r.l.
Barclays Capital Trading Luxembourg S.à r.l.
Barclays Claudas Investments S.à r.l.
Barclays Equity Index Investments S.à r.l.
Barclays International Luxembourg Dollar Holdings S.à r.l.
Barclays Luxembourg EUR Holdings S.à r.l	Q
Barclays Luxembourg GBP Holdings S.à r.l.	Q
Barclays Luxembourg Global Funding S.à r.l.
Barclays Luxembourg Holdings S.à r.l.	G, N
Barclays Luxembourg Holdings SSC	B

68-70 Boulevard de la Petrusse, L-2320
Adler Toy Holding Sarl

10 rue du Cha'teau d'Eau, Leudelange, Grand Duchy of Luxembourg L-3364
BPM Management GP SARL	A

Mauritius
C/O Rogers Capital Corporate Services Limited, 3rd Floor, Rogers House, No.5 President John Kennedy Street, Port Louis
Barclays Capital Mauritius Limited (In Liquidation)	A
Barclays Capital Securities Mauritius Limited	A

Fifth Floor Ebene Esplanade, 24 Bank Street, Cybercity 72201 Ebene
Barclays Mauritius Overseas Holdings Limited	A

Mexico
Paseo de la Reforma 505, 41 Floor, Torre Mayor, Col. Cuauhtemoc, CP 06500
Barclays Bank Mexico, S.A.	I, K
Barclays Capital Casa de Bolsa, S.A. de C.V.	I, K

Wholly owned subsidiaries	Note
Grupo Financiero Barclays Mexico, S.A. de C.V.	I, K
Servicios Barclays, S.A. de C.V. (In Liquidation)	Y

Monaco
31 Avenue de la Costa, Monte Carlo BP 339
Barclays Private Asset Management (Monaco) S.A.M

Saudi Arabia
3rd Floor Al Dahna Center, 114 Al-Ahsa Street, PO Box 1454, Riyadh 11431
Barclays Saudi Arabia (In Liquidation)	A

Singapore
10 Marina Boulevard, #25-01 Marina Bay Financial Centre, Tower 2, 018983
Barclays Merchant Bank (Singapore) Ltd.

Spain
Calle Jose, Abascal 51, 28003, Madrid
Barclays Tenedora De Inmuebles SL.	A
BVP Galvani Global, S.A.U.	A

Switzerland
Chemin de Grange Canal 18-20, PO Box 3941, 1211, Geneva
Barclays Bank (Suisse) SA
BPB Holdings SA

Taiwan
19F-1, No. 7, Xinyi Road, Sec. 5, Taipei,A322, Taiwan
Barclays Securities Taiwan Limited	A

United States
Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808
Analytical Trade Holdings LLC
Barclays Asset Backed Depositor LLC	C
Barclays Bank Delaware	D, G
Barclays Capital Derivatives Funding LLC	C
Barclays Capital Energy Inc.
Barclays Capital Equities Trading GP	B

Wholly owned subsidiaries	Note
Barclays Capital Holdings Inc.	E, F, G
Barclays Capital Real Estate Finance Inc.
Barclays Capital Real Estate Holdings Inc.
Barclays Capital Real Estate Inc.
Barclays Commercial Mortgage Securities LLC	C
Barclays Dryrock Funding LLC	C
Barclays Financial LLC	C
Barclays Group US Inc.	G, D
Barclays Oversight Management Inc.
Barclays Receivables LLC	C
Barclays Services Corporation
Barclays Services LLC	C
Barclays US CCP Funding LLC	C
Barclays US Investment Inc	H,I
Barclays US LLC	C
BCAP LLC	C
Gracechurch Services Corporation
Lagalla Investments LLC	C
Long Island Holding A LLC	C
Marbury Holdings LLC	C
Preferred Liquidity, LLC	H
Procella Investments No.2 LLC	C
Procella Investments No.3 LLC	C
Relative Value Holdings, LLC
Surrey Funding Corporation
Sussex Purchasing Corporation
Sutton Funding LLC	C
US Secured Investments LLC	O
Verain Investments LLC
Wilmington Riverfront LLC

100 Bank Street, Suite 630, Burlington, Vermont 05401
Barclays Insurance U.S. Inc.

Corporation Service Company, 80 State Street, Albany, NY, 12207-2543
Barclays Equity Holdings Inc.

Corporation Service Company Goodwin Square, 225 Asylum Street 20th Floor Hartford CT 06103
Barclays Capital Inc.

Corporation Service Company, 2626, Glenwood Ave, Suite 550, Raleigh, NC, 27608
Barclays US GPF Inc.
Equifirst Corporation (In Liquidation, dissolved with State of North Carolina)
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F	220

Wholly owned subsidiaries	Note
125 S West Street Wilmington, DE 19801
Curve Investments GP		B
Barclays Dryrock Issuance Trust

Unless otherwise stated, the undertakings
below are included in the consolidation and the
share capital held by  Barclays Bank PLC
comprises ordinary and/or common shares,
which are held by subsidiaries of Barclays Bank
PLC . The percentage of the nominal value of
each share class held by Barclays Bank PLC is
provided below.

Other Related Undertakings	%	Note
United Kingdom
1 Churchill Place, London, E14 5HP
PSA Credit Company Limited (In Liquidation)	100.00	H, J
Barclays Secured Funding (LM)	20.00
50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ
Equistone Founder Partner II L.P.	20.00	B, Y
Equistone Founder Partner III L.P.	20.00	B, Y

Enigma, Wavendon Business Park Milton Keynes, MK178LX
Intelligent Processing Solutions Limited	19.50	Y

Cayman Islands
PO Box 309, Ugland House, Grand Cayman KY1-1104
Newman Holdings Limited (In Liquidation)	80.60	Y

Korea, Republic of
18th Floor, Daishin Finance Centre, 343, Samil-daero, Jung- go, Seoul
Woori BC Pegasus Securitization Specialty Co. Ltd	70.00	W

Luxembourg
9, allee Scheffer, L-2520
Barclays Alzin Investments S.à r.l.	100.00	R,S, U
Barclays Bordang Investments S.à r.l.	100.00	R, S
Preferred Funding S.à r.l.	100.00	F
Preferred Investments S.à r.l.	100.00	G, P
Barclays Lamorak	100.00	E,Q
Malta
RS2 Buildings, Fort Road, Mosta, MST 1859
RS2 Software PLC	18.14	Y

United States
Corporation Trust Company, Corporation Trust Centre, 1209 Orange Street, Wilmington DE 19801
DG Solar Lessee, LLC	75.00	C, Y
DG Solar Lessee II, LLC	75.00	C, Y
VS BC Solar Lessee I LLC	50.00	C, Y

1415 Louisiana Street, Suite 1600, TX 77002-0000
Sabine Oil & Gas Holdings, Inc. (In Liquidation)	22.12	Y

Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F	221
Consolidated income statement commentary
2023 compared to 2022
•Total income of £18,268m
–CIB income decreased 5% to £13,084m and decreased 3% excluding a £292m impact from prior year hedging arrangements related to the Over-issuance of Securities. Global Markets income decreased 17%. FICC income decreased, reflecting lower market volatility and client activity. Equities income decreased, driven by a decline in derivatives income reflecting less volatile equity market conditions.
Investment Banking fees decreased 9% due to the reduced fee pool across the industrya. Advisory and Debt capital markets fees decreased, partially offset by an improvement in Equity capital markets. Corporate Bank income increased 50% driven by improved deposit margins in the higher rate environment, lower costs of hedging and lower fair value losses on leverage finance lending net of mark to market gains on related hedges.
–CC&P income increased 17% to £5,340m reflecting higher US cards balances, including the Gap Inc. portfolio acquisition, the acquisition of the Wealth Management & Investments (WM&I) business from Barclays Bank UK PLC, client balance growth and improved deposits margin in the higher rate environment in the Private Bank, partially offset by margin compression in Payments.
–Head Office income was a net expense of £156m (2022: £75m net expense) which primarily reflected hedge accounting losses.
•Total operating expenses increased 1% to £12,463m (FY22: £12,398)
–CIB total operating expenses decreased 5% to £8,745m (FY22: £9,200m). Excluding litigation and conduct net release of £(6)m (2022:
£1,189m charge), operating expenses increased 9% to £8,751m, reflecting investment in talent and technology, structural cost actions and the impact of inflation, partially offset by efficiency savings.
–CC&P total operating expenses increased 10% to £3,333m. Excluding litigation and conduct charges of £53m (2022: £230m), operating expenses increased 17% to £3,280m, driven by higher investment spend to support growth, mainly marketing and partnership costs, the transfer of the WM&I business from Barclays Bank UK PLC, structural cost actions and the impact of inflation, partially offset by efficiency savings.
–Head Office total operating expenses increased to £385m (2022: £168m) mainly driven by structural cost actions of £186m.
•Credit impairment charges were £1,578m (2022: £933m)
–CIB credit impairment charges were £23m (2022: £119m), driven by single name charges, partially offset by the benefit of credit protection.
–CC&P credit impairment charges increased to £1,525m (2022: £814m), driven by higher delinquencies in US cards, which was anticipated and led to higher coverage ratios. 30 and 90 day arrears were 2.9% (Q422: 2.2%) and 1.5% (Q422: 1.2%) respectively. The US cards total coverage ratio was 10.2% (December 2022: 8.1%).
–Head Office total impairment charges were £30m, mainly driven by Italy Mortgages.
•The effective tax rate (ETR) was 15.7% (2022: 10.0%). The 2023 ETR includes tax relief on payments made under AT1 instruments and on holdings of inflation-linked government bonds.
Please refer to “Income statement commentary” in the “Additional information” section of the 2022 Annual Report on Form 20-F, for a comparative discussion of 2022 financial results compared to 2021.
Note
aData source: Dealogic for the period covering 1 January 2023 to 31 December 2023.
Additional unaudited information
Income statement commentary

Barclays Bank PLC 2023 Annual Report on Form 20-F	222
Consolidated balance sheet commentary
Total assets
Total assets decreased by £18.4bn to £1,185.2bn.
Cash and balances at central banks decreased £12.5bn to £189.7bn driven by investment in debt securities at amortised cost in CIB, which increased by
£11.7bn to £39.0bn.
Loans and advances at amortised cost to banks and customers decreased £9.0bn to £146.2bn driven by loan repayments in CIB and the transfer to held for sale of the German consumer finance business, partially offset by balance growth in CC&P.
Trading portfolio assets increased £40.8bn to £174.6bn driven by an increase in debt and equity securities as we facilitate client demand.
Financial assets at fair value through the income statement decreased £6.9bn to £204.2bn driven by increased secured lending being more than offset by trade optimisations.
Derivative financial instrument assets decreased £46.9bn to £256.1bn driven by lower market volatility and a decrease in the forward interest rates.
Cash collateral and settlement balances decreased £4.2bn to £103.7bn.
Financial assets at fair value through other comprehensive income increased £6.3bn to £51.4bn driven by increased investment in debt securities.
Total liabilities
Total liabilities decreased £19.9bn to £1,124.7bn.
Deposits at amortised cost to banks and customers increased £10.2bn to £301.8bn driven by increased deposits in CIB.
Repurchase agreements and other similar secured borrowing increased £16.6bn to £28.6bn driven by increased secured borrowing.
Debt securities in issue decreased £14.4bn to £45.7bn driven by maturities.
Subordinated liabilities decreased £2.4bn to £35.9bn driven by redemptions.
Trading portfolio liabilities decreased £14.7bn to £57.8bn driven by decreases in equity securities as clients repositioned their demand.
Financial liabilities designated at fair value increased £26.5bn to £298.6bn driven by increased repurchase agreements and prime brokerage deposits.
Derivative financial instruments decreased £39.3bn to £249.9bn driven by lower market volatility.
Cash collateral and settlement balances decreased £3.8bn to £93.0bn.
Total shareholders’ equity
Total shareholders’ equity increased £1.5bn to £60.5bn.
Other equity instruments increased £0.1bn to £10.8bn as the issuance of three AT1 instruments(£0.9bn, $1.8bn and SGD400m) was offset by two redemptions (£0.5bn and $2.5bn). AT1 securities are perpetual subordinated contingent convertible securities structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date.
Other reserves increased by £1.1bn, mainly due to a gain in the cash flow hedging reserve of £2.7bn to £2.9bn debit, as a result of fair value movements on interest rate swaps held for hedging purposes due to an decrease in major interest rate curves, which was offset by a £1.2bn reduction in the value of the currency translation reserve to £3.8bn, as GBP strengthened against USD and EUR, and a £0.7bn reduction is the value of the Own Credit reserve to £0.2bn debit, driven by a tightening of credit spreads.
Retained earnings increased £0.4bn to £47.8bn, mainly due to profits of £2.8bn, offset by dividends of £1.4bn and a decrease in the pension remeasurement reserve of £0.8bn.
Additional unaudited information
Balance sheet commentary

Barclays Bank PLC 2023 Annual Report on Form 20-F	223
Deposits
Average deposits at amortised cost, Average interest rate paid - split by type and UK vs Non-UK
The following tables present average deposits at amortised cost and their associated interest expense by deposit type split into UK vs Non-UK.

Barclays Bank Group	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2023	£m	£m	%
UKa
Current and demand accounts
– interest free	34,895	—	—
– interest bearing	39,428	437	1.1
Savings accounts	16,534	102	0.6
Time deposits	65,824	3,345	5.1
Total UK	156,681	3,884	2.5

Non-UKa
Current and demand accounts
– interest free	15,605	—	—
– interest bearing	14,893	85	0.6
Savings accounts	15,219	252	1.7
Time deposits	105,126	4,520	4.3
Total Non-UK	150,843	4,857	3.2
Total Deposits at Amortised Cost	307,524	8,741	2.8

Barclays Bank Group	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2022	£m	£m	%
UKa
Current and demand accounts
– interest free	45,336	—	—
– interest bearing	38,015	219	0.6
Savings accounts	19,581	115	0.6
Time deposits	58,879	954	1.6
Total UK	161,811	1,288	0.8

Non-UKa
Current and demand accounts
– interest free	18,465	—	—
– interest bearing	16,137	167	1.0
Savings accounts	15,558	231	1.5
Time deposits	88,119	1,418	1.6
Total Non-UK	138,279	1,816	1.3
Total Deposits at Amortised Cost	300,090	3,104	1.0
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	224

Barclays Bank Group	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2021	£m	£m	%
UKa
Current and demand accounts
– interest free	44,482	—	—
– interest bearing	34,026	7	—
Savings accounts	20,809	4	—
Time deposits	66,330	71	0.1
Total UK	165,647	82	—

Non-UKa
Current and demand accounts
– interest free	16,195	—	—
– interest bearing	15,462	29	0.2
Savings accounts	13,969	71	0.5
Time deposits	50,831	149	0.3
Total Non-UK	96,457	249	0.3
Total Deposits at Amortised Cost	262,104	331	0.1
Note
aThe country analysis in the table above is based on the location of the counterparty with which the deposits at amortised cost are recorded.
Deposits at amortised cost in offices in the United Kingdom received from non-residents amounted to £48,515m (2022: £40,084m).
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	225
Uninsured other time deposits

Barclays Bank Group	2023	2022
	£m	£m
3 months or less	121,529	117,345
3 to 6 months	20,075	18,666
6 to 12 months	19,113	10,340
12 months and over	3,772	2,643
Total	164,489	148,994
As at 31 December 2023, £1,134m (2022: £382m) of U.S. time deposits were in excess of the Federal Deposit Insurance Corporation insurance limit.
Of the total deposits at amortised, there are uninsured deposits of £237,837m (2022: £237,286m) which are not insured through the UK Financial
Services Compensation Scheme (FSCS) or other similar deposits schemes.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	226
Commitments and contractual obligations
Barclays Bank Group Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments
	Amount of commitment expiration per period

	Less than one year	Between one to three years	Between three to five years	After five years	Total amounts committed
Barclays Bank Group	£m	£m	£m	£m	£m
As at 31 December 2023
Guarantees and letters of credit pledged as collateral security	17,578	—	—	—	17,578
Performance guarantees, acceptances and endorsements	9,250	1	—	—	9,251
Documentary credits and other short-term trade related transactions	2,352	—	—	—	2,352
Standby facilities, credit lines and other commitments	335,528	55	—	—	335,583

As at 31 December 2022
Guarantees and letters of credit pledged as collateral security	17,700	—	—	—	17,700
Performance guarantees, acceptances and endorsements	8,099	1	—	—	8,100
Documentary credits and other short-term trade related transactions	1,748	—	—	—	1,748
Standby facilities, credit lines and other commitments	333,192	37	—	—	333,229
Contractual obligations include debt securities.

Contractual obligations
	Payments due by period

	Less than one year	Between one to three years	Between three to five years	After five years	Total
Barclays Bank Group	£m	£m	£m	£m	£m
As at 31 December 2023
Long-term debt[a]	37,898	14,482	9,334	33,077	94,791
Purchase obligations	34	17	10	10	71
Total	37,932	14,499	9,344	33,087	94,862

As at 31 December 2022
Long-term debt[a]	52,519	14,436	11,897	32,448	111,300
Purchase obligations	35	45	19	—	99
Total	52,554	14,481	11,916	32,448	111,399
Note
aLong-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.
Net cash flows from derivatives used to hedge long-term debt amount to £(1.5)bn (2022: £(2.7)bn).
Further information on the contractual maturity of the Barclays Bank Group’s assets and liabilities is given in the Liquidity risk section.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	227
Commitments and contractual obligations
Barclays Bank PLC Commercial commitments include guarantees, contingent liabilities and standby facilities.

Commercial commitments
	Amount of commitment expiration per period

	Less than one year	Between one to three years	Between three to five years	After five years	Total amounts committed
Barclays Bank PLC	£m	£m	£m	£m	£m
As at 31 December 2023
Guarantees and letters of credit pledged as collateral security	58,136	—	—	—	58,136
Performance guarantees, acceptances and endorsements	10,816	1	—	—	10,817
Documentary credits and other short-term trade related transactions	2,298	—	—	—	2,298
Standby facilities, credit lines and other commitments	204,374	55	—	—	204,429

As at 31 December 2022
Guarantees and letters of credit pledged as collateral security	52,219	—	—	—	52,219
Performance guarantees, acceptances and endorsements	9,983	1	—	—	9,984
Documentary credits and other short-term trade related transactions	1,686	—	—	—	1,686
Standby facilities, credit lines and other commitments	205,612	37	—	—	205,649
Contractual obligations include debt securities.

Contractual obligations
	Payments due by period

	Less than one year	Between one to three years	Between three to five years	After five years	Total
Barclays Bank PLC	£m	£m	£m	£m	£m
As at 31 December 2023
Long-term debt[a]	21,182	12,271	9,158	28,679	71,290
Purchase obligations	6	6	—	—	12
Total	21,188	12,277	9,158	28,679	71,302

As at 31 December 2022
Long-term debt[a]	37,907	10,517	10,596	31,103	90,123
Purchase obligations	5	—	—	—	5
Total	37,912	10,517	10,596	31,103	90,128
Note
aLong-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.
Net cash flows from derivatives used to hedge long-term debt amount to £(1.7)bn (2022: £(3.0)bn).
Further information on the contractual maturity of the Barclays Bank PLC’s assets and liabilities is given in the Liquidity risk section.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	228
Securities
Investment securities include securities reported within debt securities at amortised cost and financial assets at fair value through other comprehensive income.
Investment debt securities include government securities held as part of the Group’s treasury management portfolio for asset and liability, liquidity and regulatory purposes and are for use on a continuing basis in the activities of the Group. In addition, the Group holds as investments listed and unlisted corporate securities.

Maturities and yield of investment debt securities

Barclays Bank Group	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
As at 31 December 2023	£m	%	£m	%	£m	%	£m	%	£m	%
Debt securities at amortised cost	8,994	3.9%	19,560	3.4%	1,114	3.6%	9,378	3.5%	39,046	3.5%
Financial assets at fair value through other comprehensive income	7,576	2.5%	18,045	2.5%	14,108	3.0%	10,921	2.7%	50,650	2.7%
Total book Value	16,570		37,605		15,222		20,299		89,696
The above table is only for debt securities held at the reporting date and does not include associated hedges.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	229
Average balance sheet
Average balances are based upon monthly averages. UK and Non-UK is based on the location of the office where the transactions are recorded.

Assets		2023
Barclays Bank Group		Average balance	Interest income	Interest expense[a]	Total interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	78,548	3,101	—	3,101	3.9
Cash and balances at central banks	Non-UK	133,302	5,283	(4)	5,279	4.0
Cash and balances at central banks	Total	211,850	8,384	(4)	8,380	4.0
Loans and advances at amortised cost	UK	97,152	4,219	—	4,219	4.3
Loans and advances at amortised cost	Non-UK	92,044	5,454	—	5,454	5.9
Loans and advances at amortised cost[b]	Total	189,196	9,673	—	9,673	5.1
Cash collateral	UK	51,205	1,295	—	1,295	2.5
Cash collateral	Non-UK	25,880	692	—	692	2.7
Cash collateral	Total	77,085	1,987	—	1,987	2.6
Reverse repurchase agreements	UK	700	22	—	22	3.1
Reverse repurchase agreements	Non-UK	1,247	58	(3)	55	4.4
Reverse repurchase agreements	Total	1,947	80	(3)	77	4.0
Interest earning assets at fair value through other comprehensive income	UK	45,340	3,646	—	3,646	8.0
Interest earning assets at fair value through other comprehensive income	Non-UK	3,458	162	—	162	4.7
Interest earning assets at fair value through other comprehensive income	Total	48,798	3,808	—	3,808	7.8
Other interest and similar income[c]		—	329	(46)	283	—
Total interest earning assets not at fair value through income statement		528,876	24,261	(53)	24,208	4.6
Less interest and similar expense			(17,608)	53	(17,555)	—
Net interest			6,653	—	6,653	—
Interest earning assets at fair value through income statement	UK	226,915
Interest earning assets at fair value through income statement	Non-UK	123,109
Interest earning assets at fair value through income statement	Total	350,024
Total interest earning assets		878,900
Impairments		(4,001)
Non-interest earning assets		419,474
Total		1,294,373
Percentage of total average interest earning assets in offices outside the UK		43%
Notes
aNegative interest earned on assets (which is presented within interest and similar expense in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bLoans and advances at amortised cost include credit-impaired loans. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Bank Group.
cOther interest and similar income principally relates to hedging activity.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	230

Assets		2022
Barclays Bank Group		Average balance	Interest income	Interest expense[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	67,386	850	—	850	1.3
Cash and balances at central banks	Non-UK	137,155	1,247	(190)	1,057	0.8
Cash and balances at central banks	Total	204,541	2,097	(190)	1,907	0.9
Loans and advances at amortised cost	UK	92,966	3,059	—	3,059	3.3
Loans and advances at amortised cost	Non-UK	84,273	4,395	—	4,395	5.2
Loans and advances at amortised cost[b]	Total	177,239	7,454	—	7,454	4.2
Cash collateral	UK	57,514	366	(1)	365	0.6
Cash collateral	Non-UK	23,592	39	(15)	24	0.1
Cash collateral	Total	81,106	405	(16)	389	0.5
Reverse repurchase agreements	UK	607	17	—	17	2.8
Reverse repurchase agreements	Non-UK	2,383	12	(2)	10	0.4
Reverse repurchase agreements	Total	2,990	29	(2)	27	0.9
Interest earning assets at fair value through other comprehensive income	UK	41,150	1,392	—	1,392	3.4
Interest earning assets at fair value through other comprehensive income	Non-UK	4,447	101	—	101	2.3
Interest earning assets at fair value through other comprehensive income	Total	45,597	1,493	—	1,493	3.3
Other interest and similar income[c]		—	301	(208)	93	—
Total interest earning assets not at fair value through income statement		511,473	11,779	(416)	11,363	2.2
Less interest and similar expense		—	(6,381)	416	(5,965)	—
Net interest			5,398	—	5,398	—
Interest earning assets at fair value through income statement	UK	208,206
Interest earning assets at fair value through income statement	Non-UK	113,918
Interest earning assets at fair value through income statement	Total	322,124
Total interest earning assets		833,597
Impairments		(3,608)
Non-interest earning assets		464,243
Total		1,294,232
Percentage of total average interest earning assets in offices outside the UK		44%
Notes
aNegative interest earned on assets (which is presented within interest and similar expense in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bLoans and advances at amortised cost includes credit-impaired loans. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Bank Group.
cOther interest and similar income principally relates to hedging activity.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	231

Assets		2021
Barclays Bank Group		Average balance	Interest income	Interest expense[a]	Total net interest	Rate
		£m	£m	£m	£m
Cash and balances at central banks	UK	45,958	56	—	56	0.1
Cash and balances at central banks	Non-UK	130,493	72	(304)	(232)	(0.2)
Cash and balances at central banks	Total	176,451	128	(304)	(176)	(0.1)
Loans and advances at amortised cost	UK	76,236	1,876	—	1,876	2.5
Loans and advances at amortised cost	Non-UK	64,389	2,389	(1)	2,388	3.7
Loans and advances at amortised cost[b]	Total	140,625	4,265	(1)	4,264	3.0
Cash collateral	UK	47,035	109	(29)	80	0.2
Cash collateral	Non-UK	20,358	24	(36)	(12)	(0.1)
Cash collateral	Total	67,393	133	(65)	68	0.1
Reverse repurchase agreements	UK	598	11	—	11	1.8
Reverse repurchase agreements	Non-UK	4,078	7	(4)	3	0.1
Reverse repurchase agreements	Total	4,676	18	(4)	14	0.3
Interest earning assets at fair value through other comprehensive income	UK	45,029	342	—	342	0.8
Interest earning assets at fair value through other comprehensive income	Non-UK	3,006	38	—	38	1.3
Interest earning assets at fair value through other comprehensive income	Total	48,035	380	—	380	0.8
Other interest and similar income[c]		—	748	(248)	500
Total interest earning assets not at fair value through P&L		437,180	5,672	(622)	5,050	1.2
Less interest and similar expense		—	(2,599)	622	(1,977)
Net interest			3,073	—	3,073
Interest earning assets at fair value through P&L	UK	190,258
Interest earning assets at fair value through P&L	Non-UK	103,179
Interest earning assets at fair value through P&L	Total	293,437
Total interest earning assets		730,617
Impairments		(4,251)
Non-interest earning assets		401,358
Total		1,127,724
Percentage of total average interest earning assets in offices outside the UK		45%
Notes
aNegative interest earned on assets (which is presented within interest and similar expense in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bLoans and advances at amortised cost includes credit-impaired loans. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Bank Group.
cOther interest and similar income principally includes interest income relating to hedging activity.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	232

Liabilities
		2023
Barclays Bank Group		Average balance	Interest expense	Interest income[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	162,350	5,000	—	5,000	3.1
Deposits at amortised cost	Non-UK	93,174	3,647	—	3,647	3.9
Deposits at amortised cost	Total	255,524	8,647	—	8,647	3.4
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	1,500	94	—	94	6.3
Federal funds purchased	Total	1,500	94	—	94	6.3
Cash collateral	UK	44,383	1,406	—	1,406	3.2
Cash collateral	Non-UK	25,678	800	—	800	3.1
Cash collateral	Total	70,061	2,206	—	2,206	3.1
Debt securities in issue	UK	10,524	624	—	624	5.9
Debt securities in issue	Non-UK	19,432	1,086	—	1,086	5.6
Debt securities in issue	Total	29,956	1,710	—	1,710	5.7
Commercial paper	UK	11,332	454	(46)	408	3.6
Commercial paper	Non-UK	16,840	866	—	866	5.1
Commercial paper	Total	28,172	1,320	(46)	1,274	4.5
Subordinated liabilities	UK	36,568	2,653	—	2,653	7.3
Subordinated liabilities	Non-UK	607	44	—	44	7.2
Subordinated liabilities	Total	37,175	2,697	—	2,697	7.3
Repurchase agreements	UK	19,371	586	—	586	3.0
Repurchase agreements	Non-UK	1,899	73	—	73	3.8
Repurchase agreements	Total	21,270	659	—	659	3.1
Other interest and similar expense[b]		—	275	(7)	268	—
Total interest bearing liabilities not at fair value through income statement		443,658	17,608	(53)	17,555	4.0
Interest bearing liabilities at fair value through income statement	UK	313,177
Interest bearing liabilities at fair value through income statement	Non-UK	74,730
Interest bearing liabilities at fair value through income statement	Total	387,907
Total interest bearing liabilities		831,565
Interest free customer deposits	UK	33,671
Interest free customer deposits	Non-UK	16,829
Interest free customer deposits	Total	50,500
Other non-interest bearing liabilities		353,037
Shareholders' equity		59,271
Total		1,294,373
Percentage of total average interest earning liabilities in offices outside the UK		28%
Notes
aNegative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bOther interest and similar expense principally relates to hedging activity.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	233

Liabilities		2022
Barclays Bank Group		Average balance	Interest expense	Interest income[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	153,385	2,000	(8)	1,992	1.3
Deposits at amortised cost	Non-UK	81,715	1,077	(67)	1,010	1.2
Deposits at amortised cost	Total	235,100	3,077	(75)	3,002	1.3
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	1,189	27	—	27	2.3
Federal funds purchased	Total	1,189	27	—	27	2.3
Cash collateral	UK	50,430	365	(63)	302	0.6
Cash collateral	Non-UK	22,610	31	—	31	0.1
Cash collateral	Total	73,040	396	(63)	333	0.5
Debt securities in issue	UK	11,677	538	—	538	4.6
Debt securities in issue	Non-UK	21,987	539	—	539	2.5
Debt securities in issue	Total	33,664	1,077	—	1,077	3.2
Commercial paper	UK	14,655	130	(62)	68	0.5
Commercial paper	Non-UK	15,247	266	(5)	261	1.7
Commercial paper	Total	29,902	396	(67)	329	1.1
Subordinated liabilities	UK	32,664	943	—	943	2.9
Subordinated liabilities	Non-UK	527	23	—	23	4.4
Subordinated liabilities	Total	33,191	966	—	966	2.9
Repurchase agreements	UK	10,036	41	—	41	0.4
Repurchase agreements	Non-UK	2,982	12	(3)	9	0.3
Repurchase agreements	Total	13,018	53	(3)	50	0.4
Other interest and similar expense[b]		—	389	(208)	181	—
Total interest bearing liabilities not at fair value through income statement		419,104	6,381	(416)	5,965	1.4
Interest bearing liabilities at fair value through income statement	UK	273,623
Interest bearing liabilities at fair value through income statement	Non-UK	66,573
Interest bearing liabilities at fair value through income statement	Total	340,196
Total interest bearing liabilities		759,300
Interest free customer deposits	UK	46,670
Interest free customer deposits	Non-UK	17,131
Interest free customer deposits	Total	63,801
Other non-interest bearing liabilities		412,674
Shareholders' equity		58,457
Total		1,294,232
Percentage of total average interest earning liabilities in offices outside the UK		28%
Notes
aNegative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bOther interest and similar expense principally includes interest expense relating to hedging activity.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	234

Liabilities		2021
Barclays Bank Group		Average balance	Interest expense	Interest income[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	130,828	112	(55)	57	—
Deposits at amortised cost	Non-UK	69,811	218	(77)	141	0.2
Deposits at amortised cost	Total	200,639	330	(132)	198	0.1
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	788	1	—	1	0.1
Federal funds purchased	Total	788	1	—	1	0.1
Cash collateral	UK	44,591	42	(40)	2	—
Cash collateral	Non-UK	16,036	22	—	22	0.1
Cash collateral	Total	60,627	64	(40)	24	—
Debt securities in issue	UK	9,295	290	—	290	3.1
Debt securities in issue	Non-UK	12,745	95	—	95	0.7
Debt securities in issue	Total	22,040	385	—	385	1.7
Commercial paper	UK	9,094	4	(26)	(22)	(0.2)
Commercial paper	Non-UK	11,337	24	(6)	18	0.2
Commercial paper	Total	20,431	28	(32)	(4)	—
Subordinated liabilities	UK	29,757	922	—	922	3.1
Subordinated liabilities	Non-UK	227	12	—	12	5.3
Subordinated liabilities	Total	29,984	934	—	934	3.1
Repurchase agreements	UK	8,793	15	—	15	0.2
Repurchase agreements	Non-UK	2,542	1	(44)	(43)	(1.7)
Repurchase agreements	Total	11,335	16	(44)	(28)	(0.2)
Other interest and similar expense[b]		—	841	(374)	467	—
Total interest bearing liabilities not at fair value through income statement		345,844	2,599	(622)	1,977	0.6
Interest bearing liabilities at fair value through income statement	UK	268,067
Interest bearing liabilities at fair value through income statement	Non-UK	55,754
Interest bearing liabilities at fair value through income statement	Total	323,821
Total interest bearing liabilities		669,665
Interest free customer deposits	UK	45,498
Interest free customer deposits	Non-UK	15,179
Interest free customer deposits	Total	60,677
Other non-interest bearing liabilities		343,510
Shareholders' equity		53,872
Total		1,127,724
Percentage of total average interest earning liabilities in offices outside the UK		25%
Notes
aNegative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bOther interest and similar expense principally includes interest expense relating to hedging activity.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	235
Changes in total interest – volume and rate analysis
The following tables allocate changes in interest between changes in volume and changes in interest rates for the last two years. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. Where variances have arisen from changes in both volumes and interest rates, these have been allocated proportionately between the two.

Interest income
Barclays Bank Group		2023/2022 Change due to increase/(decrease) in:			2022/2021 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Cash and balances at central banks	UK	2,251	163	2,088	794	38	756
Cash and balances at central banks	Non-UK	4,222	(31)	4,253	1,289	(11)	1,300
Cash and balances at central banks	Total	6,473	132	6,341	2,083	27	2,056
Loans and advances at amortised cost	UK	1,160	143	1,017	1,183	467	716
Loans and advances at amortised cost	Non-UK	1,059	427	632	2,007	867	1,140
Loans and advances at amortised cost	Total	2,219	570	1,649	3,190	1,334	1,856
Cash collateral	UK	930	(44)	974	285	22	263
Cash collateral	Non-UK	668	2	666	36	(2)	38
Cash collateral	Total	1,598	(42)	1,640	321	20	301
Reverse repurchase agreements	UK	5	3	2	6	—	6
Reverse repurchase agreements	Non-UK	45	(7)	52	7	(1)	8
Reverse repurchase agreements	Total	50	(4)	54	13	(1)	14
Interest earning assets at fair value through other comprehensive income	UK	2,254	155	2,099	1,050	(31)	1,081
Interest earning assets at fair value through other comprehensive income	Non-UK	61	(26)	87	63	24	39
Interest earning assets at fair value through other comprehensive income	Total	2,315	129	2,186	1,113	(7)	1,120
Other interest and similar income		190	—	190	(407)	—	(407)
Total interest receivable		12,845	785	12,060	6,313	1,373	4,940
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	236

Interest expense
Barclays Bank Group		2023/2022 Change due to increase/(decrease) in:			2022/2021 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Deposits at amortised cost	UK	3,008	123	2,885	1,935	12	1,923
Deposits at amortised cost	non-UK	2,637	161	2,476	869	28	841
Deposits at amortised cost	Total	5,645	284	5,361	2,804	40	2,764
Federal funds purchased	UK	—	—	—	—	—	—
Federal funds purchased	non-UK	67	9	58	26	2	24
Federal funds purchased	Total	67	9	58	26	2	24
Cash Collateral	UK	1,104	(40)	1,144	300	—	300
Cash Collateral	non-UK	769	5	764	9	9	—
Cash Collateral	Total	1,873	(35)	1,908	309	9	300
Debt securities in issue	UK	86	(57)	143	248	86	162
Debt securities in issue	non-UK	547	(70)	617	444	107	337
Debt securities in issue	Total	633	(127)	760	692	193	499
Commercial paper	UK	340	(18)	358	90	(6)	96
Commercial paper	non-UK	605	30	575	243	8	235
Commercial paper	Total	945	12	933	333	2	331
Subordinated liabilities	UK	1,710	126	1,584	21	86	(65)
Subordinated liabilities	non-UK	21	3	18	11	13	(2)
Subordinated liabilities	Total	1,731	129	1,602	32	99	(67)
Repurchase agreements	UK	545	69	476	26	2	24
Repurchase agreements	non-UK	64	(4)	68	52	(6)	58
Repurchase agreements	Total	609	65	544	78	(4)	82
Other interest and similar expense		87	—	87	(286)	—	(286)
Total interest payable		11,590	337	11,253	3,988	341	3,647
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	237
Credit risk additional disclosure
This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the Risk review section.

Interest forgone on risk elements in loans and advances at amortised cost	Barclays Bank Group
	2023	2022	2021
As at 31 December	£m	£m	£m
Interest income that would have been recognised under the original contractual terms	111	44	39
Potential Problem Loans
Potential problem loans are those loans for which serious doubt exists as to the ability of the borrower to continue to comply with repayment terms in the near future.
The loans and advances at amortised cost by product disclosure in the credit risk section includes gross exposure and associated impairment allowance for assets classified as Stage 2, but not past due i.e. assets satisfying the criteria for a Significant Increase in Credit Risk, but which are still complying with repayment terms.
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
In order to assess asset credit quality, 12-month PDs are used to map assets into strong, satisfactory, higher risk or credit impaired. A credit risk profile by internal PD grade for gross loans and advances at amortised cost and allowance for ECL is shown in the credit risk section, analysing each of these categories by stage.
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
appropriate, exposure reductions are effected.
Impairment
Loans and Advances at fair value are not subject to ECL under IFRS 9 and are excluded from the disclosure below.

Allocation of the Allowance for Credit Losses	Barclays Bank Group
Balance at end of period applicable to:	Amount		% of loans in each category to total loans
	2023[a]	2022	2023	2022
As at 31 December	£m	£m
Loans and Advances at amortised cost to Banks	10	11	6.0%	5.6%
Loans and Advances at amortised cost to Customers	4,007	3,768	93.5%	94.2%
Financial Assets at Fair Value through Other Comprehensive Income	2	—	0.5%	0.1%
Total	4,019	3,779	100%	100%
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	238

Net Charge offs during the period to average loans outstanding
Barclays Bank Group	Amount
	2023[a]	2022	2021
As at 31 December	£m	£m	£m

Loans and Advances at amortised cost to Banks
Net charge off	—	—	—
Average loans	9,978	10,225	9,381
Ratio %	—	—	—
Loans and Advances at amortised cost to Customers
Net charge off	815	750	1,417
Average loans	145,367	139,710	114,757
Ratio %	0.6%	0.5%	1.2%
Financial Assets at Fair Value through Other Comprehensive Income
Net charge off	—	—	—
Average loans	346	221	110
Ratio	—%	—%	—%

Consolidated Basis	Barclays Bank Group
Allowance for Credit losses to total loans outstanding	Amount
	2023[a]	2022
As at 31 December	£m	£m
Allowance for credit losses	4,019	3,779
Total loans outstanding	150,988	159,205
Ratio	2.7%	2.4%
Note
aExcludes balance relating to the German consumer finance business classified as assets held for sale during the year.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	239
Maturity analysis of Gross loans and advances
Traded loans are included in the 'not more than one month'' column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity since these items are not held for settlement according to such maturity and will frequently be settled before contractual maturity at fair value.

Maturity analysis of Gross loans and advances

Barclays Bank Group	Less than 1 year	One to Five Years	Five to fifteen years	Over fifteen years	Total
As at 31 December 2023	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	9,034	—	—	—	9,034
Loans and Advances at Amortised cost to Customers	41,942	69,771	22,239	7,232	141,184
Financial Assets at Fair Value Through Other Comprehensive Income	78	286	407	—	771
Loans and Advances at Fair Value through Profit and Loss	39,823	4,121	793	683	45,420
Traded loans	12,653	—	—	—	12,653
Total Gross loans and advances	103,530	74,178	23,439	7,915	209,062
	Less than 1 year	One to Five Years	Five to fifteen years	Over fifteen years	Total
As at 31 December 2022	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	8,972	—	—	—	8,972
Loans and Advances at Amortised cost to customers	44,071	74,965	23,213	7,762	150,011
Financial Assets at Fair Value Through Other Comprehensive Income	—	222	—	—	222
Loans and Advances at Fair Value through Profit and Loss	32,869	2,882	836	863	37,450
Traded loans	13,198	—	—	—	13,198
Total Gross loans and advances	99,110	78,069	24,049	8,625	209,853

Interest rate sensitivity of gross loans and advances. Maturity > 1 year
		2023			2022
Barclays Bank Group	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
As at 31 December	£m	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	—	—	—	—	—	—
Loans and Advances at Amortised cost to customers	13,077	86,165	99,242	16,153	89,787	105,940
Financial Assets at Fair Value Through Other Comprehensive Income	—	693	693		222	222
Loans and Advances at Fair Value through Profit and Loss	1,178	4,419	5,597	1,318	3,262	4,580
Gross loans and advances	14,255	91,277	105,532	17,471	93,271	110,742

Notional principal amounts of credit derivatives	Barclays Bank Group
	2023	2022
As at 31 December	£m	£m
Credit derivatives held or issued for trading purposes[a]	1,448,350	1,727,220
Note
aIncludes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F	240
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
delivering sustainable returns.
Our structure

Barclays Bank PLC

Corporate and Investment Bank	Consumer, Cards and Payments

CIB
The Corporate and Investment Bank helps money managers, financial institutions, governments, supranational organisations and corporate clients manage their funding, investing, financing, and strategic and risk management needs.
• Global Markets offers clients a full range of liquidity, risk management and financing solutions as well as ideas and content tailored to their investment and risk management needs - coupled with execution capabilities - across the spectrum of financial products.
• Investment Banking provides clients with strategic advice on mergers and acquisitions (M&A), corporate finance and financial risk management solutions, as well as equity and debt issuance services.
• Corporate Banking provides working capital, transaction banking (including trade and payments), and lending for multinational, large and medium corporates, and for financial institutions.
CC&P
The Consumer, Cards and Payments division of Barclays International comprises our International Cards and Consumer Bank, Private Bank and Wealth
Management, Barclaycard Payments and German Consumer Finance businesses.
• Our US Consumer Bank offers co-branded and private-label credit cards, online retail deposits products, personal loans and instalment payments.
• Private Bank and Wealth Management provides UK and International clients with access to the full spectrum of wealth and private banking services.
• Barclaycard Payments provides a unified experience for making and receiving payments in-store and online.
• German Consumer Finance business offers own-branded and co-branded credit cards, online loans, electronic Point of Sale (ePOS) financing and deposits.
The world in which we operate
Barclays Bank PLC is driven by a common Purpose: working together for a better financial future. To do so we must be strong as an institution, prepared for the future, and able to navigate different market conditions and evolving trends.
We regularly review our operating environment for emerging trends, and adapt to address them. In 2021 we called out three long-term trends and continue to make good progress preparing for these, as you will find detailed throughout the report:
•The impact of technology on consumer products and services
•The role of capital markets as the principal drivers of global growth
•The transition of the global economy towards a low-carbon economy
Recently, we have adjusted our strategy and operating model to reflect changes in the environment we operate in, and evolving demands for our customers, clients, regulators and shareholders.
We actively navigate risk and uncertainty, and are vigilant to deliver for our customers, clients, and shareholders in any environment.
Additional unaudited information
Performance Review

Barclays Bank PLC 2023 Annual Report on Form 20-F	241
Focus areas
CIB
a.Leveraging the Power of One Barclays¹ to deliver world-class service for clients.
b.Capitalising on our top-tier Global Markets franchise, focusing on areas of excellence across our diversified business model.
c.Capturing opportunities in our global, scaled Investment Bank franchise.
CC&P
a.Developing new financial products and capabilities to reflect growing trends, to drive growth in our strategic home and international markets.
b.Creating an enhanced digital customer experience to build a more efficient business.
c.Broadening relationships with existing partners, pursuing new partnerships, and building capabilities to offer new financing solutions across all markets.
Year in review
CIB
In 2023 we experienced a challenging market and wallet environment, characterised by inflation, macroeconomic uncertainty and heightened geopolitical tensions. These conditions contributed to subdued primary market activity, as reflected in the 16% year-on- year decline in the global investment banking wallet2.
•  Our resilient CIB performance reflects the benefits of our income diversification, the strength of our client relationships, and close collaboration across
Investment Banking, Corporate Banking and Global Markets.
• In Investment Banking, we continued to deliver for our clients through rigorous focus, consistent execution and a strong solutions mindset. We ranked sixth globally in 20232, and in the UK we topped the investment banking league table - in fees earned - for the first time in six years3. Additionally, we continue to excel in areas of traditional strength, such as Debt Capital Markets where we rank fifth globally2, and we are successfully expanding in priority areas such as Equity Capital Markets, where our share grew by 70bps.
• Among the year's highlights, Barclays was proud to serve as Joint Global Coordinator and Billing & Delivery Agent on Arm’s IPO.
• In Global Markets, we continue to be a leading provider of liquidity to institutional clients around the world, helping them find opportunities and manage risk. Our clients recognised Barclays for our level of service amid continued market volatility as we were named Interest Rate Derivatives House of the Year by Risk magazine, as well as Credit Derivatives and Equity House of the Year by IFR.
• Our focus remains on delivering sustainable through-the-cycle returns and we have the breadth of capabilities across Fixed Income and Equities, combined with a top tier Financing business, to deliver on this. We continued to make progress against some of our key strategic initiatives, which offset compressed financing spreads and a weaker environment for intermediation. In parallel, we continued to grow our financing capabilities to deliver more stable, higher returning income.
• Over the past five years our ranking in Prime Services has moved up from 7th rank to joint 5th rank and ranked joint 1st for 20234, complementing our existing strength in Fixed Income Financing.
• Our Research team provides industry-leading analysis and investment advice for our institutional clients. For the second year in a row, Barclays ranked
Top 3 for Fixed Income Research5 in Institutional Investor Research 2023 rankings - and Top 5 in European Equity Research5 for the first time -
underscoring the value clients and investors place on our differentiated content. The CIB continues to play a fundamental role in Barclays’ commitment to invest in the transition to a low-carbon economy, providing green, sustainable and transition products and services that will support our clients and the global economy to accelerate their transition to net zero. In 2023 the CIB facilitated $66.7bn of Sustainable and Transition Financing, meaningfully contributing towards the Barclays Group target to facilitate $1trn of Sustainable and Transition Financing by the end of 2030.
• In addition, we continue to invest thoughtfully in our talent to meet client demands and deliver the best service. In early 2024 we announced the formation of a new Energy Transition Group to support our ambition to be a leading adviser and financier to clients as they transition to a low-carbon future.
• In Corporate Banking, revenues grew off the back of elevated deposits income which continued to benefit from a strong net interest margin, and increased deposit balances from clients. We continued to make progress expanding our international capabilities, building out our Corporate Banking businesses in the US and Europe alongside strengthening our digital capabilities globally to provide our clients with seamless access to our transaction banking product set.
CC&P
• Our performance was driven by the impact of higher impairment charges, partially offset by deepening client relationships and market share in growth businesses, alongside continued digital innovation to enhance propositions and services.
• The strength of our client relationships is reflected in the performance of our US Consumer Bank (USCB), where income is up 24% year on year –
driven by our leading position as the card of choice in the travel and airlines sector6 .Building on the success of our partnership with Gap Inc., we announced a new partnership with Breeze Airways to issue its first consumer credit card programme. In addition, USCB launched a new partnership with Microsoft and Mastercard to issue Xbox’s first co-branded credit card in the US. USCB’s retail deposits have grown 14% year on year, reflecting excellent competitive positioning, brand strength, and the broadening of our partner base.
• Continued investment in and focus on enhancing digital propositions played an important role across our specialist businesses. In USCB mobile app enhancements – including enabling facial biometrics ID as part of app authentication – helped boost the Android app star rating to 4.7 out of 5 in 2023, up from 4 in 2022.
Additional unaudited information
Performance Review

Barclays Bank PLC 2023 Annual Report on Form 20-F	242
• As further testament of improvements to our digital platform, our USCB Digital tNPS – a newly tracked metric for USCB measuring customer experience at the digital journey level – increased from 59.8 in 2022 to a full year average of 61.3 in 2023.
• In parallel, we have remained focused on enhancing our product capabilities. In the first half of 2023 we launched the new JetBlue programme, a complete re-design to align with the airlines' new loyalty programme. Subsequently, we were recognised by J.D. Power6 for the JetBlue Plus Card, issued by Barclays, which ranked the highest among co-branded airline credit cards - demonstrating the value it offers customers.
• The successful integration of Private Bank and Wealth Management in 2023 is helping build our advantage in reach and specialist capability.
• Similarly, in Barclaycard Payments we saw a 29% year-on-year increase in digital logins and a corresponding 10% reduction in customers using our call centres, supporting our increased efficiency. This momentum reflects the introduction of new digital features– including the launch of Smartpay
Anywhere and Smartpay Fuse, enabling small business customers to take online payments as part of a seamless experience.
• We continued to build our client portfolio, signing new business deals in 2023 with prominent brands including department store Fenwick and plumbing specialist Wolseley. Barclaycard Payments and Barclays Corporate Banking were chosen by Fenwick to provide a range of banking and payment services to support the growth and digitisation of the business – testament to the breadth of our business services, collaboration, and digital capabilities.
• German Consumer Finance business delivered a strong performance, growing its deposit book 206% year on year, driven by our continued focus on enhancing the customer experience. We launched the in-app call facility to significantly improve the efficiency and speed of customer service. We also continued to be a leading provider of consumer finance through our credit cards and personal loans business.
Notes
1The Power of One Barclays is about colleagues uniting across businesses to put our clients' needs first. By working as a cohesive unit - collaborating, sharing expertise and information - we can deliver the best outcomes for our clients.
2Dealogic for the period covering 1 January 2023 to 31 December 2023.
3Data from Dealogic, UK Investment Bank revenue by bank, full year 2023. Based on our share of Top 10 peer banks reported revenues:
4Coalition Greenwich Competitor Analytics, 1H23 Global Results. Analysis based on the following banks: Barclays, BoA, BNP, CITI, CS, DB, GS, JPM, MS and UBS. Analysis is
based on Barclays' internal revenue numbers and business structure.
5institutionalinvestor.com/section/research
6https://ir.jetblue.com/news/news-details/2023/JetBlue-Plus-Card-Issued-by-Barclays-Earns-J.D.-Power-Award-For-Ranking-Number-One-Among-Airline-Co-Branded-
Credit-Cards/default.aspx.
Climate
Barclays is committed to achieving its ambition to be a net zero bank by 2050. We are focused on reducing our financed emissions through our policies, targets and financing. This includes working with our clients as they decarbonise and supporting their efforts to transition the real economy in a manner that is just, orderly and provides energy security.
We have now set 2030 reduction targets for eight of the highest-emitting sectors in our portfolio: Energy, Power, Cement, Steel, Automotive manufacturing, Aviation, Agriculture and Commercial Real Estate; and assessed the baseline and convergence point for our UK Housing portfolio. This meets our commitment under the Net Zero Banking Alliance (NZBA) to set targets for material high-emitting sectors in our portfolio.
Our policies are a lever for reducing our financed emissions. In 2024, we updated our Climate Change Statement, to include1:
•No project finance, or other direct finance to energy companies, for upstream oil and gas expansion projects or related infrastructure.
•Restrictions for new energy company clients engaged in expansion from January 2025.
•Restrictions on non-diversified energy companies engaged in long lead expansion.
•Additional restrictions on unconventional oil and gas, including Amazon and extra heavy oil.
•Requirements for energy companies to have 2030 methane reduction targets, a commitment to end all routine / non-essential venting and flaring by 2030 and near-term net zero aligned Scope 1 and 2 targets from January 2026.
•Expectations for energy companies to produce relevant information in relation to their transition plans or decarbonisation strategies by January
2025
We understand that capital is critical for a successful energy transition and are focussing our financing to those clients actively engaged in the energy transition.
The scale of our business gives us the opportunity to help finance the energy transition – to use our global reach, products, expertise and position in the global economy to work with our clients, including those in the energy sector, as they transition to a low-carbon business model.
In 2023, Barclays financed $67.8bn of Sustainable and Transition Finance, demonstrating good momentum towards our target of $1trn by the end of
2030.
Please see the Climate and Sustainability Report in the Barclays PLC 2023 Annual Report.
Note
1For details on the scope and application of the updated positions please refer to the Climate Change Statement found at: home.barclays/sustainability/esg-resource-
hub/statements-and-policy-positions.
Additional unaudited information
Performance Review

Barclays Bank PLC 2023 Annual Report on Form 20-F	243
Information provided in climate and sustainability disclosures
What is important to our investors and stakeholders evolves over time, and we aim to anticipate and respond to these changes. Disclosure expectations in relation to climate change and sustainability matters are particularly fast moving, and differ from more traditional areas of reporting including in relation to the level of detail and forward-looking nature of the information involved and the consideration of impacts on the environment and other persons. We have adapted our approach in relation to the disclosure of such matters. Our climate and sustainability disclosures take into account the wider context relevant to these topics, which may include evolving stakeholder views, the development of our climate strategy, longer timeframes for assessing potential risks and impacts, international long-term climate- and nature-based policy goals and evolving sustainability-related policy frameworks. Our climate and sustainability disclosures are subject to more uncertainty than disclosures relating to other subjects, given market challenges in relation to data reliability, consistency and timeliness – the use of estimates, judgements and assumptions which are likely to change over time, the application and development of data, models, scenarios and methodologies, the change in regulatory landscape, and variations in reporting standards.
These factors mean disclosures may be amended, updated, and recalculated in future as market practice and data quality and availability develops, and could cause actual achievements, results, performance or other future events or conditions to differ, in some cases materially, from those stated, implied and/or reflected in any forward-looking statements or metrics included in our climate and sustainability disclosures. We give no assurance as to the likelihood of the achievement or reasonableness of any projections, estimates, forecasts, targets, commitments, ambitions, prospects or returns contained in our climate and sustainability disclosures and make no commitment to revise or update any such disclosures to reflect events or circumstances occurring or existing after the date of such statements.
Disclaimers
In preparing the climate and sustainability content within the Barclays Bank PLC Annual Report on Form 20-F wherever it appears, we have:
•Made certain key judgements, estimations and assumptions. This is, for example, the case in relation to financed emissions, portfolio alignment, classification of environmental and social financing, operational emissions and sustainability metrics, measurement of climate risk and scenario analysis
•Used climate and sustainability data, models, scenarios and methodologies we consider to be appropriate and suitable for these purposes as at the date on which they were deployed. This includes data, models, scenarios and methodologies made available by third parties (over which we have no control) and which may have been prepared using a range of different methodologies, or where the basis of preparation may not be known to
Barclays. Methodologies, interpretations or assumptions may not be capable of being independently verified and may therefore be inaccurate.
Climate and sustainability data, models, scenarios and methodologies are subject to future risks and uncertainties and may change over time.
Climate and sustainability disclosures in this document, including climate and sustainability-related data, models and methodologies, are not of the same standard as those available in the context of other financial information and use a greater number and level of judgements, assumptions and estimates, including with respect to the classification of climate and sustainable financing activities. Climate and sustainability disclosures are also not subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles.
Historical data cannot be relied on as a strong indicator of future trajectories in the case of climate change and its evolution. Outputs of models, processed data, scenario analysis and the application of methodologies will also be affected by underlying data quality, which can be hard to assess, or challenges in accessing data on a timely basis
•Continued (and will continue) to review and develop our approach to data, models, scenarios and methodologies in line with market principles and standards as this subject area matures. The data, models, scenarios and methodologies used (including those made available by third parties) and the judgements, estimates and/or assumptions made in them or by us are rapidly evolving, and this may directly or indirectly affect the metrics, data points, targets, convergence points and milestones contained in the climate and sustainability content within the Barclays Bank PLC Annual
Report on Form 20-F. Further, changes in external factors which are outside of our control such as accounting and/or reporting standards, improvements in data quality, data availability, or updates to methodologies and models and/or updates or restatements of data by third parties, could impact – potentially materially – the performance metrics, data points, targets, convergence points and milestones contained in the climate and sustainability content within the Barclays Bank PLC Annual Report on Form 20-F. In future reports Barclays may present some or all of the information for this reporting period (including information made available by third parties) using updated or more granular data or improved models, scenarios methodologies, market practices or standards. Equally, Barclays may need to re-baseline, restate, revise, recalculate or recalibrate performance against targets, convergence points or milestones on the basis of such updated data.
Such updated information may result in different outcomes than those included in the Barclays Bank PLC Annual Report on Form 20-F. It is important for readers and users of the Barclays Bank PLC Annual Report on Form 20-F to be aware that direct, like-for-like comparisons of each piece of information disclosed may not always be possible from one reporting period to another.
Included in the Barclays Bank PLC Annual Report on Form 20-F a number of graphics, infographics, text boxes and illustrative case studies and credentials which aim to give a high-level overview of certain elements of the climate and sustainability content within the Barclays Bank PLC Annual
Report on Form 20-F and improve accessibility for readers. These graphics, infographics, text boxes and illustrative case studies and credentials are designed to be read within the context of the Barclays Bank PLC Annual Report on Form 20-F as a whole.
There are a variety of internal and external factors which may impact the Group’s reported metrics and progress against the Group’s targets, convergence points and milestones.
Additional unaudited information
Important information/Disclaimers

Barclays Bank PLC 2023 Annual Report on Form 20-F	244
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
‘Advanced Measurement Approach (AMA)’ An approach used to quantify required capital for operational risk. Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their applicable local regulators.
‘Agency Bonds’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of depository shares in a non-US company (e.g. Barclays)
trading on US financial markets.
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
‘Attributable profit' Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ (for businesses) Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ (for Barclays Group) Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
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
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Absa Group Limited (formerly Barclays Africa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September 2022, the Barclays Group has now exited its shareholding in Absa Group Limited.
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
balance x Marked to market (MTM) LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Barclays’ or ’Barclays Group’ or ‘Group’ Barclays PLC, together with its subsidiaries.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	245
‘Barclays PLC Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Operating Businesses’ The core Barclays businesses operated by Barclays UK (which consists of the UK Personal Banking; UK Business Banking and the Barclaycard Consumer UK businesses) and Barclays International (which consists of the Corporate and Investment Bank and Consumer, Cards
and Payments businesses).
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Group.
‘Barclays International’ The segment of Barclays with the majority of businesses held by Barclays Bank PLC. The division consists of the Corporate and
Investment Bank and Consumer, Cards and Payments businesses.
‘Barclays UK’ The segment of Barclays with the majority of businesses held by Barclays Bank UK PLC. The division includes the UK Personal Banking; UK
Business Banking and the Barclaycard Consumer UK businesses.
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
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young, fast-growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
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
‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, as amended by Regulation (EU) 2019/876 (CRR II), a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity. CRR, as amended by CRR II, forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended.
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU
Risk Reduction Measure package. The requirements set out in CRR II were introduced between 27 June 2019 and 28 June 2023. Following a consultation process in 2021, the PRA finalised their implementation of the CRR II package through Policy Statement 22/21. The finalised requirements were implemented in the UK through the PRA Rulebook with effect from 1 January 2022.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	246
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
–Physical risks: Physical risks resulting from a changing climate can be event driven (acute risks), including increased severity of extreme weather events such as cyclones, hurricanes and floods. Longer term shifts in climate patterns (chronic risks) arise from sustained higher temperatures that may cause rises in sea levels, rising mean temperatures and more severe weather events. These changes are likely to lead to risks for sovereigns, business models and supply chains.
–Transition risks: The transition to a lower carbon economy will involve significant rapid policy, regulatory and legal changes, as evolving technology and markets adapt to a changing climate and associated impacts. These changes will lead to risks for sovereigns, business models and supply chains.
–Connected risks: The second-order risks arising from physical or transition risk impacts. Connected risk is diverse, impacting customer and wholesale portfolios.
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
‘Compliance Risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays, its clients, customers or markets from a failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk 'LRR Risk’).
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	247
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
‘Covid Corporate Financing Facility (CCFF)’ Bank of England (BOE) scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge COVID-19 disruption to their cash flows. The Bank of England provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acted as dealer. This scheme closed for new purchases of commercial paper with effect from 23 March 2021.
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
weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	248
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
‘Customer deposits’ In the context of the Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost”. (Customers liabilities).
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
‘Delinquency’ See ‘Arrears’.
‘Derivatives netting’ Adjustments applied across asset and liability marked-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270 (Basel III leverage ratio framework and disclosure requirements).
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.
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
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Bank Group’s risk management responsibilities are laid out in the Enterprise Risk
Management Framework, which describes how Barclays Bank Group identifies and manages risk. The framework identifies the principal risks faced by the Barclays Bank Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	249
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
‘Europe’ Geographic segment comprising countries in which Barclays Bank Group operates within the EU (excluding the UK), Northern Continental and
Eastern Europe.
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
‘Eurozone’ Represents the 20 European Union countries that have adopted the Euro as their common currency. The 20 countries are Austria, Belgium,
Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia
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
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Bank Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer's or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘External ratings based approach / internal assessment approach (SEC ERBA / IAA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal
Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Exchange-traded notes (ETNs)’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘FVOCI’ Fair value through other comprehensive income.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for, amongst other things, setting monetary policy in the US.
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
policy of the UK Government.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	250
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
‘Fitch’ A credit rating agency, including Fitch Ratings Inc, and its affiliated entities.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays Bank Group or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
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
’Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows CRR and CRR II non-
compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.
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
a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	251
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
‘High quality liquidity assets (HQLA)’ HQLA comprises eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
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
‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays Bank Group in July 2016, which holds most of Barclays’
subsidiaries and assets in the US.
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
‘IFRS’ International Financial Reporting Standards.
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
‘Independent Validation Unit (IVU)’ The function within Barclays Bank Group responsible for independent review, challenge and approval of all models.
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
between the interest rate exposures of its (non-traded) assets and liabilities.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	252
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
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Barclays Bank Group identifies, manages and qualifies the risks to which it is exposed, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation Internal Ratings Based (F-IRB): the bank applies its own PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.
‘IPO’ Initial Public Offering.
‘IRB Roadmap’ contains several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk, PRA required UK firms to implement these changes from 1 January 2022.
‘Investment Bank’ The Barclays Bank Group’s investment bank which consists of origination led and returns focused Global Markets and Investment
Banking businesses, and which forms part of the Corporate and Investment Bank segment of Barclays International.
‘Investment Banking Fees’ In the context of Investment Bank analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.
‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives
Association, (“ISDA”).
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
‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Bank Group to meet applicable laws, rules, and regulations or contractual requirements or to assert or defend its intellectual property rights.
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
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high-quality liquid assets (HQLA) to expected net cash outflows over the next 30 days. HQLA should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, cash and claims on central governments and central banks.
‘Liquidity Pool’ The Barclays Bank Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Bank
Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	253
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
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-
related customer redress.
‘Loan loss rate (LLR’ Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.
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
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market, currently phased out.
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
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) 'ratio.’
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
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). CRD IV places restrictions on a bank’s dividend, AT1 securities coupon and variable compensation decisions depending on its proximity to meeting the buffer.
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
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays Bank PLC Annual Report, (or equivalent section in the quarterly or half-yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial Instruments Regulation 600/2014 (as
amended), which together are European Union laws that provide harmonised regulation for investment services across the member states of the
European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended), as applicable.
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
European Union (Withdrawal) Act 2018 (as amended), as applicable. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	254
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section of the Barclays Bank PLC Annual Report, (or equivalent section in the quarterly or half-yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
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
‘Moody’s’ A credit rating agency, including Moody’s Investors Service, Inc. and its affiliated entities.
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
‘Net Interest Margin (NIM)’ Annualised Net Interest Income (NII) divided by the sum of average customer assets.
‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
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
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and
Markets Authority following its Retail Banking Market Investigation Order.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	255
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
‘O-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that Other Systemically Important Institutions (O-SIIs) build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system. As part of the implementation of CRD V requirements in the UK, the Other Systemically Important Institutions (O-SII) Buffer replaced the CRD IV Systemic Risk Buffer.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over-issuance of Securities’ Over-issuance of securities under Barclays Bank PLC’s US shelf registration statements on Form F-3 filed with the US Securities and Exchange Commission in 2018 and 2019.
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
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2022: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Bank Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Bank Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Period end tangible shareholder’s equity’ Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of intangible assets and goodwill.
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
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Bank Group’s potential future credit exposure on both exchange traded and OTC derivatives, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
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
from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	256
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
‘Profit before impairment’ Calculated by excluding credit impairment charges or releases from profit before tax.
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
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in (CRR Article 154.4). It includes most types of credit card exposure.
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
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	257
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
‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on their terms.
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
‘Return on average Risk Weighted Assets (RWA)’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ (for Barclays Bank Group) Annualised Group attributable profit, as a proportion of average shareholders’ tangible equity.
‘Return on average tangible shareholders’ equity (RoTE)’ (for businesses) Annualised business attributable profit, as a proportion of that business's average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risk weighted assets (RWAs)/Risk weighed exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.
‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘RWA Flow / movements in RWAs’
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
Methodology and policy
Credit risk and counterparty risk (including CVA)
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	258
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
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the US Government to safeguard against corporate governance scandals.
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
This allows the credit quality of the assets to be separated from the credit rating of the original borrower.
‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays Bank Group to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement in accordance with Article 429g of CRR, as amended by CRR-II).
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Slotting’ Slotting is an internal Barclays Bank Group terminology for what is known as “Specialised Lending” in the IRB approach as described in CRR
Article 147.8. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in CRR Article 153.5.
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
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed as part of the UK implementation of CRR II from 1 January 2022. Since 1 January 2022, software assets are fully deducted from CET 1 capital.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	259
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Special purpose entity’ A subsidiary created by a parent company to isolate financial risk. Its legal status as a separate company makes its obligations secure even if the parent company goes bankrupt.
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
‘Standard & Poor’s’ A credit rating agency, including S&P Global Inc, and its affiliated entities.
'Standardised Approach for Counterparty Credit Risk (SA-CCR)' The approach for the calculation of Exposure at Default for derivative and long-
settlement transactions introduced in the UK under CRR II, from 1 January 2022. This is a more risk sensitive approach that replaces the Current
Exposure Method (CEM) and Standardised Method (SM) applicable under CRR.
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to calculate regulatory capital requirements per standardised approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act
2006 and the requirements of IFRS.
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
‘Structural cost actions (SCA)’ Cost actions taken to improve future financial performance.
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios. Under Article 352(2) of the CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15th December 2021 the PRA issued Barclays this permission; taking effect from 31 December 2021. Any long FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
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
currency.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	260
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
‘The three lines of defence’ The three lines of defence operating model enables Barclays Bank Group to separate risk management activities between those client facing areas of the Barclays Bank Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to its own Operational and Compliance Risks, as well as with respect to the Legal Risk to which Barclays is exposed.
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
out in Part Ten of CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	261
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
‘United Kingdom (UK)’ Geographic segment where Barclays Bank Group operates comprising the UK. Also see ‘Europe’.
‘UK Bank Levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a portion of the
UK chargeable equity and liabilities of the bank on its balance sheet date.
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
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including, but not limited to travel, entertainment, and retail.
‘US Residential’ Mortgage-Backed Securities' Securities that represent interests in a group of US residential mortgages.
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
‘WM&I’ The Wealth Management & Investments business, which was transferred from Barclays UK to CC&P on 1 May 2023.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using 'Sterling
Overnight Index Average (SONIA)' as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
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
of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F	262
EXHIBIT INDEX

Exhibit	Description

1.1	Articles of Association of Barclays Bank PLC (incorporated by reference to Exhibit 1.1 of Barclays Bank PLC's 2021 Form 20-F/A (File no. 001-10257), as amended, filed with the SEC on May 23, 2022).

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

4.1
Barclays Bank PLC Directors Deferred Compensation Plan (incorporated by reference to Exhibit 4.1 of the Barclays Bank PLC
Registration Statement on Form S-8 (File no. 333-149301) filed on February 19, 2008).

4.2
Barclays Bank PLC Senior Management Deferred Compensation Plan (incorporated by reference to Exhibit 4.1 of the Barclays Bank
PLC Registration Statement on Form S-8 (File no. 333-149302) filed on February 19, 2008).

4.3
Barclays Bank PLC 1999 Barclays Bank PLC Deferred Compensation Plan (incorporated by reference to Exhibit 4.1 of the Barclays Bank
PLC Registration Statement on Form S-8 (File no. 333-112796) filed on February 13, 2004).

4.4
Barclays Bank PLC U.S. Senior Management Deferred Compensation Plan (incorporated by reference to Exhibit 4.1 of the Barclays
Bank PLC Registration Statement on Form S-8 (File no. 333-112797) filed on February 13, 2004).

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of KPMG LLP for incorporation by reference of reports in certain securities registration statements of Barclays Bank PLC.

97.1	Compensation Recovery Policy

99.1	A table setting forth the issued share capital of Barclays Bank Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2023.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

Barclays Bank PLC 2023 Annual Report on Form 20-F	263
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date February 20, 2024	Barclays Bank PLC (Registrant)

	By	/s/ Steven Ewart
Steven Ewart, Chief Financial Officer

Barclays Bank PLC 2023 Annual Report on Form 20-F	264