Form 20-F/A
period 2023-12-31
BARCLAYS BANK PLC
filed 2024-02-21
CIK 312070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F/A
Amendment No.1
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
Yes ☐    No ☐
EXPLANATORY NOTE
This Amendment No. 1 to Form 20-F (“Amendment No. 1”) amends our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the
“Form 20-F”), which was originally filed with the U.S. Securities and Exchange Commission on February 20, 2024 (the “Original Filing Date”).  This
Amendment No. 1 is being filed in order to separate the consolidated statement of cashflows on page 125 and the parent company balance sheet on page 126 of the previously filed Form 20-F, which appear superimposed in the previously filed Form 20-F.  The consolidated financial statements and notes to the consolidated financial statements remain the same as the previously filed Form 20-F.
In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 includes new certifications required by
Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, dated as of the filing date of this Amendment No. 1.
Except for the changes expressly described above, this Amendment No. 1 continues to present information as at the Original Filing Date and does not amend, supplement or update any information contained in the Form 20-F to give effect to any subsequent events. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements or disclosure contained in the Form 20-
F are true and complete as of any date subsequent to the Original Filing Date, except as expressly noted above.
SEC Form 20-F Cross reference information

Form 20-F item number	Page and caption references in this document*

1Identity of Directors, Senior Management and Advisers	Not applicable

2Offer Statistics and Expected Timetable	Not applicable
3Key Information
A.Reserved
B.Capitalization and indebtedness	Not applicable
C.Reason for the offer and use of proceeds	Not applicable
D.Risk factors	24-36
4.Information on the Company
A.History and development of the company	Omitted
B.Business overview	i (Market and other data), 25-27, 107-115, 135-136 (Note 2), 222
C.Organizational structure	194-198 (Notes 31 and 32), 217-221, 241
D.Property, plants and equipment	169-171 (Notes 18 and 19)
4AUnresolved staff comments	Not applicable
5Operating and Financial Review and Prospects
A.Operating results	24-47, 97, 107-115, 150-156 (Note 13)
B.Liquidity and capital resources	Omitted
C.Research and development, patents and licenses, etc.	Omitted
D.Trend information	24-36, 222-223
E.Critical Accounting Estimates	Not applicable
6Directors, Senior Management and Employees
A.Directors and senior management	Omitted
B.Compensation	Omitted
C.Board practice	2, 6-8, 10-11
D.Employees	Omitted
E.Share ownership	Omitted
F.Erroneously awarded compensation	Not applicable
7Major Shareholders and Related Party Transactions
A.Major shareholders	Omitted
B.Related party transactions	Omitted
C.Interests of experts and counsel	Not applicable
8Financial Information
A.Consolidated statements and other financial information**	117-208 (Notes 1-40), 210
B.Significant changes	Not Applicable
9The Offer and Listing
A.Offer and listing details	Not applicable
B.Plan of distribution	Not applicable
C.Market	Not applicable
D.Selling shareholders	Not applicable
E.Dilution	Not applicable
F.Expenses of the issue	Not applicable
10Additional Information
A.Share capital	Not applicable
B.Memorandum and Articles of Association	209-211
C.Material contracts	Not applicable
D.Exchange controls	214
E.Taxation	211-214
F.Dividends and paying assets	Not applicable
G.Statement by experts	Not applicable
H.Documents on display	214
I.Subsidiary information	194-195 (Note 31), 217-221
J.Annual Report of Security Holders	Not applicable

11Quantitative and Qualitative Disclosure about Market Risk	21-115, 149-167 (Notes 12-16)
12Description of Securities Other than Equity Securities
A.Debt Securities	Not applicable
B.Warrants and Right	Not applicable
C.Other Securities	Not applicable
D.American Depositary Share	Not applicable
13Defaults, Dividends Arrearages and Delinquencies	Not applicable
14Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15Controls and Procedures
A.Disclosure controls and procedures	214
B.Management’s annual report on internal control over financial reporting	9
C.Attestation report of the registered public accounting firm	Not applicable
D.Changes in internal control over financial reporting	10
16AAudit Committee Financial Expert	Omitted
16BCode of Ethics	Omitted
16CPrincipal Accountant Fees and Services	10, 205 (Note 38)
16DExemptions from the Listing Standards for Audit Committees	Not applicable
16EPurchases of Equity Securities by the Issuer and Affiliated Purchasers	12
16FChange in Registrant’s Certifying Accountant	Not applicable
16GCorporate Governance	2-11
16HMine safety disclosure	Not applicable
16IDisclosure regarding foreign jurisdictions that prevent inspections	Not applicable
16JInsider Trading Policies	Not applicable
16KCybersecurity	17-18, 32-33, 104
17Financial Statements	(See Item 8)
18Financial Statements	Not applicable
19Exhibits	Exhibit Index
*Certain items are indicated as omitted as Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is a reporting company under the
Securities Exchange Act of 1934, and meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to annual reports on Form 20-F, and is therefore filing this Form 20-F with a reduced disclosure format.
**  Item amended pursuant to this Amendment No.1.
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
Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in Barclays Bank
PLC’s filings with the US Securities and Exchange Commission (SEC) (including, without limitation, Barclays Bank PLC’s Annual Report on Form 20-F for
the financial year ended 31 December 2023, as amended), which are available on the SEC’s website at www.sec.gov.
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
Governance
Contents

Our corporate governance processes and the role they play in supporting the delivery of our strategy.

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	1
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
Overview of governance framework
The membership of the BPLC and BBPLC Boards was partially consolidated and streamlined in 2019 to improve coordination and efficiency, whilst reducing complexity and unnecessary duplication. As a result, membership of the BBPLC Board is a subset of the BPLC Board, with all members of the
Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	2
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
▪Considered and approved the BBPLC elements of the Barclays Group Recovery Plan.
Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	3
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
Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	4
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
▪assessing the length of Directors’ tenure
Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	5
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

Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	6
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
respect of trading controls).
Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	7
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
▪Advising the Board Remuneration Committee when making remuneration adjustment decisions for 2023.
Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	8
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
The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 107 to 115.
Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	9
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
Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	10
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
matters within concurrent meetings considered appropriate.

Governance
Corporate governance statement

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	11
The Directors present their report together with the audited accounts for the Company for the year ended 31 December 2023.
Other information that is relevant to the Directors’ report, and which is incorporated by reference into this report, can be located at:

Pages
Performance measures	12
Corporate governance statement	2
Risk Management	22 to 23
Principal Risks	22, 37 to 47

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
political contributions made by the wider Barclays Group can be found in the Barclays PLC Annual Report 2023.
Governance report
Directors’ report

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	12
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
There are no agreements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs because of a takeover bid.
Governance report
Directors’ report

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	13
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
Company and of their profit or loss for that period.
Governance report
Directors’ report

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	14
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
Company Secretary
19 February 2024
Barclays Bank PLC
Registered in England. Company No. 1026167
Registered office, 1 Churchill Place, London E14 5HP
Governance report
Directors’ report

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	15
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
Resilience and security is the responsibility of everyone within the Group. All permanent employees are required to complete mandatory training on these topics at regular intervals across the year.
Governance
Other governance

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	16
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
Governance
Other governance

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	17
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
Some of these situations are required by law to have a reasonable adjustment time to enable the successful completion of training. This process is managed by Barclays HR and Compliance.
Governance
Other governance

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	18
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
Declaration on Fundamental Principles and Rights at Work.
Governance
Colleagues

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	19
The management of risk is a critical underpinning to the execution of the Barclays Bank Group’s strategy. The material risks and uncertainties the
Barclays Bank Group faces across its business and portfolios are key areas of management focus.

Risk management strategy		Page
Overview of the Barclays Bank Group’s approach to risk management.	▪Enterprise Risk Management Framework (ERMF)	22
	▪Segregation of duties – the “Three Lines of Defence” model	22
	▪Principal risks	22
	▪Risk appetite	22
	▪Risk Committees	22
	▪Barclays’ risk culture	23
Material existing and emerging risks
Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	▪Material existing and emerging risks potentially impacting more than one principal risk	24
	▪Climate risk	29
	▪Credit risk	29
	▪Market risk	31
	▪Treasury and capital risk	31
	▪Operational risk	32
	▪Model risk	34
	▪Compliance risk	35
	▪Reputation risk	35
	▪Legal risk and legal, competition and regulatory matters	36
Principal risk management
The Barclays Bank Group’s approach to risk management for each principal risk with focus on organisation and structure and roles and responsibilities.	▪Climate risk management	37
	▪Credit risk management	41
	▪Market risk management	43
	▪Treasury and capital risk management	43
	▪Operational risk management	45
	▪Model risk management	46
	▪Compliance risk management	46
	▪Reputation risk management	47
	▪Legal risk management	47
Risk performance
Climate risk: The impact on Financial (Credit, Market, Treasury & Capital) and Operational Risks arising from climate change through physical risks and risks associated with transitioning to a lower carbon economy.	▪Climate risk performance	48
Credit risk: The risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties (including sovereigns), to fully honour their obligations to the Barclays Bank Group, including the whole and timely payment of principal, interest, collateral and other receivables.	▪Credit risk overview and summary of performance	52
	▪Maximum exposure and effects of netting, collateral and risk transfer	53
	▪Expected credit losses	55
	▪Management adjustments to models for impairment	64
	▪Climate risk ECL assessment	65
	▪Measurement uncertainty and sensitivity analysis	67
	▪Analysis of the concentration of credit risk	77
	▪Approach to management and representation of credit quality	78
	▪Analysis of specific portfolios and asset types	85
Market risk: The risk of loss arising from potential adverse changes in the value of the Barclays Bank Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.	▪Market risk overview and summary of performance	87
	▪Review of management measures	87
Risk review
Contents

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	20

Risk performance continued
Treasury and capital risk – Liquidity: The risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.	•Liquidity risk overview	90
	▪Liquidity risk stress testing	90
	▪Contractual maturity of financial assets and liabilities	92
Treasury and capital risk – Capital: The risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments and stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the Barclays Bank Group’s pension plans.	▪Capital risk overview	96
	•Foreign exchange risk	97
	•Pension risk review	98
Treasury and capital risk – Interest rate risk in the banking book: The risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.	▪Interest rate risk in the banking book overview and summary of performance	100
	▪Net interest income sensitivity	100
	▪Analysis of equity sensitivity	100
	▪Volatility of the fair value through other comprehensive income (FVOCI) portfolio in the liquidity pool	101
Operational risk: The risk of loss to the Barclays Bank Group from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.	▪Operational risk overview and summary of performance	102
	▪Operational risk profile	103
Model risk: The potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.	▪Model risk overview and summary of performance	105
Compliance risk: The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Barclays Bank Group's products and services.	▪Compliance risk overview and summary of performance	105
Reputation risk: The risk that an action, transaction, investment, event, decision, or business relationship will reduce trust in the Barclays Bank Group’s integrity and/or competence.	▪Reputation risk overview and summary of performance	105
Legal risk: The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Bank Group to meet its legal obligations including regulatory or contractual requirements.	▪Legal risk overview and summary of performance	106
Supervision and regulation
The Barclays Bank Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations.	▪Supervision of the Barclays Bank Group	107
Risk review
Contents

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	21
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
Risk review
Risk management
Barclays’ risk management strategy

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	22

Board Committees	Barclays Bank PLC Board			Barclays Bank PLC ExCo

	Barclays Bank PLC Board Risk Committee	Barclays Bank PLC Board Audit Committee	Barclays Bank PLC Board Remuneration Committee

Management Level Committees/ Forums	Group Risk Committee		Barclays PLC Remuneration Review Panel

Business Level Committees/ Forums	Risk Committees (aligned to product/risk type or business)

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
Risk review
Risk management
Barclays’ risk management strategy

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	23
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
Group’s business in the affected regions.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	24
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
the Barclays Bank Group gives effect to local laws and regulations on a wider basis.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	25
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
▪continuing regulatory focus on the effectiveness of internal controls and risk management frameworks, as evidenced in regulatory fines and other measures imposed on the Barclays Bank Group and other financial institutions; and
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	26
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
they may not be as effective as expected and cost saving targets may not be met.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	27
The failure to successfully deliver or achieve any of the expected benefits of these strategic initiatives and/or the failure to meet customer and stakeholder expectations could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition, customer outcomes, prospects and reputation.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	28
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
a)Impairment
Impairment is calculated in line with the requirements of IFRS9. Loss allowances, based on ECLs, are measured on a forward-looking basis using a broad range of financial metrics and application of complex judgements. Accordingly, impairment charges are potentially volatile and may not successfully
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	29
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
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	30
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
▪Off-balance sheet commitments: deterioration in economic and market conditions could cause customers to draw on off-balance sheet commitments provided to them, for example, revolving credit facilities, negatively affecting the Barclays Bank Group's liquidity position.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	31
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
or data), remediation of which could come at significant cost.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	32
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
the Barclays Bank Group’s ability to process transactions or provide banking and payment services.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	33
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
For further details on the Barclays Bank Group’s approach to model risk, refer to the model risk management and model risk performance sections.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	34
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
business area can have an adverse effect upon the Barclays Bank Group’s overall reputation and any one transaction, investment or event (in the
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	35
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
not have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
Risk review
Material existing and emerging risks

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	36

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
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	37

Governance	Enterprise Risk Framework (ERMF)

	Climate Risk Framework (CRF)	Reputation Risk Management Framework (RRMF)

	Board Risk Committee (BRC)	Board Sustainability Committee (BSC)

Risk	Credit, market, treasury & capital and operational risks	Sustainability matters and reputation risk associated with climate change

Ownership	Group Risk Committee (GRC)	Group Sustainability Committee (GSC)

	Group Chief Risk Officer	Group Head of Public Policy and Corporate Responsibllity

	Group Head of Climate Risk	Group Head of Sustainability

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
leading to potential financial system contagion.
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	38

Financial system contagion
Climate risks	Economic transmission channels	Financial risks

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
Examples of these feedback effects are set out in the table below.
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	39

Principal Risk	Example effects of climate risk drivers
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
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	40
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
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	41
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
funded upfront, they provide for a direct reduction in credit risk exposure on referenced pools.
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	42

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
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	43
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
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	44
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
For definitions of the Barclays Bank Group’s Operational Risk Categories and Connected Risks, refer to the Barclays PLC Pillar 3 Report 2023.
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	45

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
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	46
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
Board Risk Committee.
Risk review
Principal risk management

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	47
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
Agriculture
Evolving taxation on emissions may impact production methods, supply chain and farm viability. Reduced demand for meat and dairy as a consequence of shifts in consumer behaviour. Volatile weather conditions and extreme weather events may impact farm credit quality.

Residential Real Estate	Evolving minimum energy efficiency requirements and increasing physical risks from flood, subsidence and coastal erosion have the potential to impact house prices and homeowner affordability.
Shipping	More stringent carbon tax regulations and policy pressure to cut emissions and adopt low-emission fuels, requiring higher levels of R&D expenditure and capital investment.
Steel	Being an energy-intensive sector, the sector is exposed to the policy pressure to cut emissions and evolving air pollution regulation.
Road Haulage	Policy pressure to cut emissions, requiring high levels of capital investment.
Risk review
Risk performance
Climate risk performance

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	48

Carbon-related assets (Incl. sub-sector breakdown)[a,b]
	2023			2022
	£m			£m
	Loans & advances[c]	Loan commitments[d]	Total	Loans & advances[c]	Loan commitments[d]	Total	% Change
Agriculture, Food and Forest Products (logging)	79	114	193	89	78	167	16
Agriculture	79	114	193	89	78	167
Energy & Waters	1,008	13,138	14,146	2,523	13,460	15,983	(11)
Power Utilities	943	13,049	13,992	2,476	13,318	15,794
Metals (waste & recycling)	65	89	154	47	142	189
Manufacturing	5,575	31,329	36,904	6,171	32,032	38,203	(3)
Automotive	848	5,688	6,536	952	5,489	6,441
Cements	154	380	534	214	159	373
Chemicals	352	3,941	4,293	446	4,216	4,662
Food, Bev and Tobacco	906	5,694	6,600	830	6,101	6,931
Manufacturing - Others	2,792	12,624	15,416	3,112	13,087	16,199
Metals	142	403	545	241	473	714
Oil and Gas (refining)	59	1,411	1,470	100	1,375	1,475
Packaging Manufacturers: Metal, Glass and Plastics	110	302	412	90	313	403
Paper and Forest Products (excluding logging)	171	742	913	148	636	784
Steel	41	144	185	38	183	221
Materials and Building	15,367	10,345	25,712	15,794	10,305	26,099	(1)
Construction and Materials	233	598	831	480	705	1,185
Homebuilding and Property Development	2,463	2,085	4,548	2,353	1,938	4,291
Real Estate Management and Development	12,671	7,662	20,333	12,961	7,662	20,623
Mining and Quarrying	1,708	8,369	10,077	1,520	8,758	10,278	(2)
Mining (incl diversified miners)[e]	217	1,704	1,921	196	2,261	2,457
Oil and Gas (extraction)	1,491	6,665	8,156	1,324	6,497	7,821
Transport & storage	1,524	7,080	8,604	1,814	6,952	8,766	(2)
Aviation	259	2,348	2,607	460	2,221	2,681
Oil and Gas (midstream)	328	2,187	2,515	328	2,425	2,753
Other Transport Services	533	1,246	1,779	432	1,148	1,580
Ports	75	123	198	95	87	182
Road Haulage	228	382	610	213	392	605
Shipping	101	794	895	286	679	965
Wholesale and retail distribution and leisure	1,293	5,355	6,648	2,120	4,259	6,379	4
Oil and Gas (wholesale)	365	2,137	2,502	978	1,612	2,590
Others	928	3,218	4,146	1,142	2,647	3,789
Other Financial Institutions	515	1,726	2,241	941	2,946	3,887	(42)
Real Estate Management and Development (REITs)	515	1,726	2,241	941	2,946	3,887
Home Loans	8,002	42	8,044	11,405	67	11,472	(30)
Residential Real Estate	8,002	42	8,044	11,405	67	11,472
Subtotal (Elevated risk sectors)	13,467	40,986	54,453	19,505	40,972	60,477	(10)
Carbon-related assets Grand total	35,071	77,498	112,569	42,377	78,857	121,234	(7)
Total Loans & advances and Loan commitments	185,247	322,732	507,979	182,507	321,506	504,013	1
Carbon-related assets / Total Loans & advances and Loan commitments (%)	19	24	22	23	25	24
Sub-total of sectors spanning in multiple industries
Oil & Gas	2,243	12,400	14,643	2,730	11,909	14,639	—
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
Risk review
Risk performance
Climate risk performance

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	49
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
Risk review
Risk performance
Climate risk performance

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	50

Summary of Contents		Page
Credit risk represents a significant risk to the Barclays Bank Group and mainly arises from exposure to loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.	•Credit risk overview and summary of performance	52
	•Maximum exposure and effects of netting, collateral and risk transfer	53

This section outlines the expected credit loss allowances, the movements in allowances during the period, material management adjustments to model output and measurement uncertainty and sensitivity analysis.	•Expected credit losses	55
	–Loans and advances at amortised cost by product	55
	–Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees	57
	–Stage 2 decomposition	63
	–Stage 3 decomposition	64
	•Management adjustments to models for impairment	64
	•Climate risk ECL assessment	65
	•Measurement uncertainty and sensitivity analysis	67
The Barclays Bank Group reviews and monitors risk concentrations in a variety of ways. This section outlines performance against key concentration risks.	•Analysis of the concentration of credit risk	77
	–Credit risk concentration by industry and geography	77
	•Approach to management and representation of credit quality	78
	–Asset credit quality	78
	–Debt securities	78
	–Balance sheet credit quality	78
	•Credit exposures by internal PD (probability of default) grade	80
Credit Risk monitors exposure performance across a range of significant portfolios.	•Analysis of specific portfolios and asset types	85
	–Retail Credit Cards and Retail Other	85
Risk review
Risk performance
Credit Risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	51
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
Risk review
Risk performance
Credit risk performance

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	52
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
Risk review
Risk performance
Credit risk performance

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	53
information on credit risk mitigation techniques, refer to the Credit risk management section. Loan commitments reported also include exposures relating to financial assets classified as assets held for sale.

Maximum exposure and effects of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Exposure net of risk mitigation
Barclays Bank Group
As at 31 December 2022	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	202,142	—	—	—	—	202,142
Cash collateral and settlement balances	107,862	—	—	—	—	107,862
Loans and advances at amortised cost:
Retail mortgages	11,405	—	(328)	(10,948)	(98)	31
Retail credit cards	25,402	—	—	—	—	25,402
Retail other	7,724	—	(1,152)	(3,748)	(224)	2,600
Corporate loans	110,673	(4,442)	(665)	(48,986)	(5,452)	51,128
Total loans and advances at amortised cost	155,204	(4,442)	(2,145)	(63,682)	(5,774)	79,161
Of which credit-impaired (Stage 3):
Retail mortgages	622	—	(1)	(621)	—	—
Retail credit cards	311	—	—	—	—	311
Retail other	352	—	(29)	(291)	(3)	29
Corporate loans	647	—	(6)	(188)	(60)	393
Total credit-impaired loans and advances at amortised cost	1,932	—	(36)	(1,100)	(63)	733
Debt securities at amortised cost	27,303	—	—	(695)	(94)	26,514
Reverse repurchase agreements and other similar secured lending	725	—	—	(725)	—	—
Trading portfolio assets:
Debt securities	55,430	—	—	(530)	—	54,900
Traded loans	13,198	—	—	(250)	(48)	12,900
Total trading portfolio assets	68,628	—	—	(780)	(48)	67,800
Financial assets at fair value through the income statement:
Loans and advances	38,190	—	(17)	(30,061)	(9)	8,103
Debt securities	3,217	—	—	(321)	—	2,896
Reverse repurchase agreements	164,698	—	(3,672)	(160,365)	—	661
Other financial assets	89	—	—	—	—	89
Total financial assets at fair value through the income statement	206,194	—	(3,689)	(190,747)	(9)	11,749
Derivative financial instruments	302,976	(238,062)	(34,496)	(11,424)	(7,275)	11,719
Financial assets at fair value through other comprehensive income	45,083	—	—	(222)	(514)	44,347
Other assets	1,503	—	—	—	—	1,503
Assets held for sale	—	—	—	—	—	—
Total on-balance sheet	1,117,620	(242,504)	(40,330)	(268,275)	(13,714)	552,797

Off-balance sheet:
Contingent liabilities	25,800	—	(1,295)	(1,596)	(280)	22,629
Loan commitments	334,977	—	(93)	(37,371)	(1,624)	295,889
Total off-balance sheet	360,777	—	(1,388)	(38,967)	(1,904)	318,518

Total	1,478,397	(242,504)	(41,718)	(307,242)	(15,618)	871,315
Risk review
Risk performance
Credit risk performance

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	54
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
Risk review
Risk performance
Credit risk performance

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	55
For further details on assets held for sale, see Note 39 to the financial statements.

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31 December 2023[a]	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards	1,621	15	0.9	445	41	9.2	92	68	73.9	2,158	124	5.7
Retail other	1,561	20	1.3	288	32	11.1	84	60	71.4	1,933	112	5.8
Total	3,182	35	1.1	733	73	10.0	176	128	72.7	4,091	236	5.8
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
Risk review
Risk performance
Credit risk performance

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	56
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
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	57
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
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	58

Loan commitments and financial guarantees (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2023	61	—	1	—	5	—	67	—
Net transfers between stages	—	—	—	—	—	—	—	—
Business activity in the year	24	—	—	—	—	—	24	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	3	—	—	—	(4)	—	(1)	—
Limit management and final repayments	(47)	—	(1)	—	—	—	(48)	—
As at 31 December 2023	41	—	—	—	1	—	42	—

Retail credit cards[a]
As at 1 January 2023	109,291	41	1,973	45	7	1	111,271	87
Net transfers between stages	(1,432)	31	1,423	(31)	9	—	—	—
Business activity in the year	17,403	12	183	10	1	—	17,587	22
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(4,260)	(29)	(1,365)	37	(7)	—	(5,632)	8
Limit management and final repayments	(11,368)	(7)	(447)	(25)	—	—	(11,815)	(32)
As at 31 December 2023	109,634	48	1,767	36	10	1	111,411	85

Retail other[a]
As at 1 January 2023	4,497	—	79	—	64	—	4,640	—
Net transfers between stages	(125)	—	98	—	27	—	—	—
Business activity in the year	1,260	—	1	—	—	—	1,261	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(828)	5	(29)	2	(50)	—	(907)	7
Limit management and final repayments	(1,358)	—	(33)	—	(12)	—	(1,403)	—
As at 31 December 2023	3,446	5	116	2	29	—	3,591	7

Corporate loans
As at 1 January 2023	205,220	193	23,873	230	812	22	229,905	445
Net transfers between stages	2,371	22	(2,366)	(22)	(5)	—	—	—
Business activity in the year	54,918	27	2,270	43	39	2	57,227	72
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	3,567	(102)	67	20	227	23	3,861	(59)
Limit management and final repayments	(53,662)	(26)	(3,809)	(46)	(271)	(5)	(57,742)	(77)
As at 31 December 2023	212,414	114	20,035	225	802	42	233,251	381
Note
aLoan commitments reported within Retail credit cards and Retail other also include financial assets classified as held for sale.
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	59

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2022	9,760	8	653	35	958	343	11,371	386
Transfers from Stage 1 to Stage 2	(179)	—	179	—	—	—	—	—
Transfers from Stage 2 to Stage 1	393	16	(393)	(16)	—	—	—	—
Transfers to Stage 3	(192)	—	(39)	(4)	231	4	—	—
Transfers from Stage 3	18	1	33	3	(51)	(4)	—	—
Business activity in the year	1,887	5	—	—	—	—	1,887	5
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	(131)	(17)	(7)	8	8	39	(130)	30
Final repayments	(1,098)	(1)	(64)	(1)	(145)	(3)	(1,307)	(5)
Disposals	—	—	—	—	—	—	—	—
Write-offs	—	—	—	—	(23)	(23)	(23)	(23)
As at 31 December 2022	10,458	12	362	25	978	356	11,798	393

Retail credit cards
As at 1 January 2022	16,353	551	2,174	753	1,033	745	19,560	2,049
Transfers from Stage 1 to Stage 2	(1,565)	(35)	1,565	35	—	—	—	—
Transfers from Stage 2 to Stage 1	896	207	(896)	(207)	—	—	—	—
Transfers to Stage 3	(286)	(13)	(327)	(157)	613	170	—	—
Transfers from Stage 3	13	8	7	4	(20)	(12)	—	—
Business activity in the year	4,626	112	260	102	117	94	5,003	308
Refinements to models used for calculation[a]	—	39	—	182	—	96	—	317
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	2,876	(520)	1,142	436	51	375	4,069	291
Final repayments	(85)	(14)	(16)	(10)	(4)	(3)	(105)	(27)
Disposals[b]	(159)	(4)	(29)	(11)	(29)	(15)	(217)	(30)
Write-offs	—	—	—	—	(632)	(632)	(632)	(632)
As at 31 December 2022	22,669	331	3,880	1,127	1,129	818	27,678	2,276

Retail other
As at 1 January 2022	6,885	34	533	17	429	155	7,847	206
Transfers from Stage 1 to Stage 2	(365)	(2)	365	2	—	—	—	—
Transfers from Stage 2 to Stage 1	130	6	(130)	(6)	—	—	—	—
Transfers to Stage 3	(161)	(1)	(67)	(5)	228	6	—	—
Transfers from Stage 3	38	3	1	1	(39)	(4)	—	—
Business activity in the year	2,953	19	49	7	8	6	3,010	32
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	234	(16)	(9)	14	81	46	306	44
Final repayments	(2,799)	(5)	(218)	(1)	(146)	(8)	(3,163)	(14)
Disposals[b]	—	—	—	—	(19)	(11)	(19)	(11)
Write-offs	—	—	—	—	(19)	(19)	(19)	(19)
As at 31 December 2022	6,915	38	524	29	523	171	7,962	238
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
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	60

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Corporate loans
As at 1 January 2022	76,947	197	12,628	208	896	440	90,471	845
Transfers from Stage 1 to Stage 2	(1,964)	(8)	1,964	8	—	—	—	—
Transfers from Stage 2 to Stage 1	4,593	49	(4,593)	(49)	—	—	—	—
Transfers to Stage 3	(263)	(1)	(217)	(9)	480	10	—	—
Transfers from Stage 3	55	6	29	1	(84)	(7)	—	—
Business activity in the year	25,938	59	2,507	73	10	7	28,455	139
Refinements to models used for calculation[a]	—	6	—	(19)	—	—	—	(13)
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	18,918	27	1,689	104	82	236	20,689	367
Final repayments	(24,103)	(31)	(3,492)	(42)	(92)	(43)	(27,687)	(116)
Disposals[b]	—	—	(31)	—	(49)	(47)	(80)	(47)
Write-offs	—	—	—	—	(303)	(303)	(303)	(303)
As at 31 December 2022	100,121	304	10,484	275	940	293	111,545	872

Reconciliation of ECL movement to credit impairment (release)/charge for the period	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Retail mortgages	4	(10)	36	30
Retail credit cards	(216)	385	720	889
Retail other	4	12	46	62
Corporate loans	107	67	203	377
ECL movement excluding disposals and write-offs[c]	(101)	454	1,005	1,358
ECL movement on loan commitments and financial guarantees	31	1	1	33
ECL movement on other financial assets	3	8	37	48
ECL movement on debt securities at amortised cost	2	27	(1)	28
Recoveries and reimbursements[d]	(121)	(61)	(46)	(228)
Total exchange and other adjustments				(306)
Total credit impairment charge for the year				933
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
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	61

Loan commitments and financial guarantees (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2022	53	—	—	—	1	—	54	—
Net transfers between stages	(5)	—	1	—	4	—	—	—
Business activity in the year	26	—	—	—	—	—	26	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	4	—	—	—	—	—	4	—
Limit management and final repayments	(17)	—	—	—	—	—	(17)	—
As at 31 December 2022	61	—	1	—	5	—	67	—

Retail credit cards
As at 1 January 2022	71,074	29	2,683	28	10	1	73,767	58
Net transfers between stages	(1,169)	24	1,166	(24)	3	—	—	—
Business activity in the year	34,269	22	334	25	1	—	34,604	47
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	11,076	(28)	(1,866)	34	(6)	—	9,204	6
Limit management and final repayments	(5,959)	(6)	(344)	(18)	(1)	—	(6,304)	(24)
As at 31 December 2022	109,291	41	1,973	45	7	1	111,271	87

Retail other
As at 1 January 2022	3,725	—	47	—	1	—	3,773	—
Net transfers between stages	(130)	—	67	—	63	—	—	—
Business activity in the year	1,742	—	1	—	—	—	1,743	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(44)	—	(27)	—	4	—	(67)	—
Limit management and final repayments	(796)	—	(9)	—	(4)	—	(809)	—
As at 31 December 2022	4,497	—	79	—	64	—	4,640	—

Corporate loans
As at 1 January 2022	181,862	174	28,901	246	1,038	21	211,801	441
Net transfers between stages	5,981	66	(5,978)	(64)	(3)	(2)	—	—
Business activity in the year	44,053	30	4,273	54	26	2	48,352	86
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	27,630	(48)	6,233	60	73	5	33,936	17
Limit management and final repayments	(54,306)	(29)	(9,556)	(66)	(322)	(4)	(64,184)	(99)
As at 31 December 2022	205,220	193	23,873	230	812	22	229,905	445

Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	62
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
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	63
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
into future model development where applicable.
Management adjustments are captured through “Economic uncertainty” and “Other” adjustments, and are presented by product below:

Management adjustments to models for impairment allowance presented by product (audited)[a]
Barclays Bank Group	Impairment allowance pre management adjustments[b]	Economic uncertainty adjustments (a)	Other adjustments (b)	Management adjustments (a+b)	Total impairment allowance[c]	Proportion of Management adjustments to total impairment allowance
As at 31 December 2023	£m	£m	£m	£m	£m	%
Retail mortgages	363	—	(3)	(3)	360	(0.8)
Retail credit cards	2,852	—	9	9	2,861	0.3
Retail other	62	—	(10)	(10)	52	(19.2)
Corporate loans	1,231	16	(30)	(14)	1,217	(1.2)
Total	4,508	16	(34)	(18)	4,490	(0.4)
Debt securities at amortised cost	24	—	—	—	24	—
Total including debt securities at amortised cost	4,532	16	(34)	(18)	4,514	(0.4)
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	64

As at 31 December 2022	£m	£m	£m	£m	£m	%
Retail mortgages	393	—	—	—	393	—
Retail credit cards	2,309	—	54	54	2,363	2.3
Retail other	217	2	19	21	238	8.8
Corporate loans	1,414	95	(192)	(97)	1,317	(7.4)
Total	4,333	97	(119)	(22)	4,311	(0.5)
Debt securities at amortised cost	41	—	—	—	41	—
Total including debt securities at amortised cost	4,374	97	(119)	(22)	4,352	(0.5)

Economic uncertainty adjustments presented by stage (audited)
Barclays Bank Group	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2023	£m	£m	£m	£m
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	4	12	—	16
Total	4	12	—	16

As at 31 December 2022	£m	£m	£m	£m
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	2	—	2
Corporate loans	97	(2)	—	95
Total	97	—	—	97
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
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	65
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
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	66
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
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	67

Baseline	2023	2024	2025	2026	2027
As at 31 December 2023%		%	%	%	%
UK GDP[a]	0.5	0.3	1.2	1.6	1.6
UK unemployment[b]	4.2	4.7	4.7	4.8	5.0
UK HPI[c]	(3.3)	(5.1)	0.7	3.1	5.3
UK bank rate	4.7	4.9	4.1	3.8	3.5
US GDP[a]	2.4	1.3	1.7	1.9	1.9
US unemployment[d]	3.7	4.3	4.3	4.3	4.3
US HPI[e]	5.4	3.4	3.0	3.3	3.3
US federal funds rate	5.1	5.0	3.9	3.8	3.8

Downside 2
UK GDP[a]	0.5	(1.5)	(2.6)	2.4	1.6
UK unemployment[b]	4.2	5.2	7.9	6.3	5.5
UK HPI[c]	(3.3)	(19.3)	(16.8)	14.5	12.4
UK bank rate	4.7	6.6	1.3	1.0	1.0
US GDP[a]	2.4	(0.6)	(2.0)	3.1	2.0
US unemployment[d]	3.7	5.2	7.2	5.9	5.2
US HPI[e]	5.4	(6.5)	(5.7)	7.2	6.4
US federal funds rate	5.1	6.3	1.8	1.5	1.5

Downside 1
UK GDP[a]	0.5	(0.6)	(0.7)	2.0	1.6
UK unemployment[b]	4.2	4.9	6.3	5.6	5.2
UK HPI[c]	(3.3)	(12.4)	(8.3)	8.7	8.8
UK bank rate	4.7	5.8	2.7	2.5	2.3
US GDP[a]	2.4	0.3	(0.2)	2.5	1.9
US unemployment[d]	3.7	4.7	5.8	5.1	4.8
US HPI[e]	5.4	(1.7)	(1.4)	5.2	4.8
US federal funds rate	5.1	5.7	2.9	2.8	2.8

Upside 2
UK GDP[a]	0.5	2.4	3.7	2.9	2.4
UK unemployment[b]	4.2	3.9	3.5	3.6	3.6
UK HPI[c]	(3.3)	7.8	7.6	4.5	5.6
UK bank rate	4.7	4.3	2.7	2.5	2.5
US GDP[a]	2.4	2.8	3.1	2.8	2.8
US unemployment[d]	3.7	3.5	3.6	3.6	3.6
US HPI[e]	5.4	6.1	4.3	4.5	4.6
US federal funds rate	5.1	4.3	2.9	2.8	2.8

Upside 1
UK GDP[a]	0.5	1.4	2.5	2.3	2.0
UK unemployment[b]	4.2	4.3	4.1	4.2	4.3
UK HPI[c]	(3.3)	1.2	4.1	3.8	5.4
UK bank rate	4.7	4.6	3.4	3.3	3.0
US GDP[a]	2.4	2.0	2.4	2.4	2.4
US unemployment[d]	3.7	3.9	3.9	4.0	4.0
US HPI[e]	5.4	4.7	3.7	3.9	3.9
US federal funds rate	5.1	4.7	3.5	3.3	3.3

Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	68

Baseline	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	(0.8)	0.9	1.8	1.9
UK unemployment[b]	3.7	4.5	4.4	4.1	4.2
UK HPI[c]	8.4	(4.7)	(1.7)	2.2	2.2
UK bank rate	1.8	4.4	4.1	3.8	3.4
US GDP[a]	1.8	0.5	1.2	1.5	1.5
US unemployment[d]	3.7	4.3	4.7	4.7	4.7
US HPI[e]	11.2	1.8	1.5	2.3	2.4
US federal funds rate	2.1	4.8	3.6	3.1	3.0

Downside 2	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	(3.4)	(3.8)	2.0	2.3
UK unemployment[b]	3.7	6.0	8.4	8.0	7.4
UK HPI[c]	8.4	(18.3)	(18.8)	(7.7)	8.2
UK bank rate	1.8	7.3	7.9	6.6	5.5
US GDP[a]	1.8	(2.7)	(3.4)	2.0	2.6
US unemployment[d]	3.7	6.0	8.5	8.1	7.1
US HPI[e]	11.2	(3.1)	(4.0)	(1.9)	4.8
US federal funds rate	2.1	6.6	6.9	5.8	4.6

Downside 1	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	(2.1)	(1.5)	1.9	2.1
UK unemployment[b]	3.7	5.2	6.4	6.0	5.8
UK HPI[c]	8.4	(11.7)	(10.6)	(2.8)	5.2
UK bank rate	1.8	5.9	6.1	5.3	4.6
US GDP[a]	1.8	(1.1)	(1.1)	1.7	2.1
US unemployment[d]	3.7	5.1	6.6	6.4	5.9
US HPI[e]	11.2	(0.7)	(1.3)	0.2	3.6
US federal funds rate	2.1	5.8	5.4	4.4	3.9

Upside 2	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	2.8	3.7	2.9	2.4
UK unemployment[b]	3.7	3.5	3.4	3.4	3.4
UK HPI[c]	8.4	8.7	7.5	4.4	4.2
UK bank rate	1.8	3.1	2.6	2.5	2.5
US GDP[a]	1.8	3.3	3.5	2.8	2.8
US unemployment[d]	3.7	3.3	3.3	3.3	3.3
US HPI[e]	11.2	5.8	5.1	4.5	4.5
US federal funds rate	2.1	3.6	2.9	2.8	2.8

Upside 1	2022	2023	2024	2025	2026
As at 31 December 2022%		%	%	%	%
UK GDP[a]	3.3	1.0	2.3	2.4	2.1
UK unemployment[b]	3.7	4.0	3.9	3.8	3.8
UK HPI[c]	8.4	1.8	2.9	3.3	3.2
UK bank rate	1.8	3.5	3.3	3.0	2.8
US GDP[a]	1.8	1.9	2.3	2.2	2.2
US unemployment[d]	3.7	3.8	4.0	4.0	4.0
US HPI[e]	11.2	3.8	3.3	3.4	3.4
US federal funds rate	2.1	3.9	3.4	3.0	3.0
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	69
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
Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest points relative to the start point in the 20 quarter period.

Macroeconomic variables used in the calculation of ECL (specific bases) (audited)[a]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2023
UK GDP[b]	13.4	9.6	1.1	(1.3)	(4.1)
UK unemployment[c]	3.5	3.9	4.7	6.5	8.3
UK HPI[d]	23.8	11.5	0.1	(22.5)	(35.0)
UK bank rate[c]	2.5	3.0	4.2	6.8	8.5
US GDP[b]	15.1	12.3	1.8	0.6	(1.7)
US unemployment[c]	3.4	3.5	4.2	5.9	7.5
US HPI[d]	27.4	23.5	3.7	0.4	(7.6)
US federal funds rate[c]	2.8	3.3	4.3	6.8	8.5
As at 31 December 2022
UK GDP[b]	13.9	9.4	1.4	(3.2)	(6.8)
UK unemployment[c]	3.4	3.6	4.2	6.6	8.5
UK HPI[d]	37.8	21.0	1.2	(17.9)	(35.0)
UK bank rate[c]	0.5	0.5	3.5	6.3	8.0
US GDP[b]	14.1	9.6	1.3	(2.5)	(6.3)
US unemployment[c]	3.3	3.6	4.4	6.7	8.6
US HPI[d]	35.0	27.5	3.8	3.7	0.2
US federal funds rate[c]	0.1	0.1	3.3	6.0	7.0
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	70
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly
CAGRs respectively.

Macroeconomic variables used in the calculation of ECL (5 year averages) (audited)[a]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2023
UK GDP[e]	2.4	1.7	1.1	0.6	0.1
UK unemployment[f]	3.7	4.2	4.7	5.2	5.8
UK HPI[g]	4.4	2.2	0.1	(1.7)	(3.5)
UK bank rate[f]	3.3	3.8	4.2	3.6	2.9
US GDP[e]	2.8	2.3	1.8	1.4	0.9
US unemployment[f]	3.6	3.9	4.2	4.8	5.4
US HPI[g]	5.0	4.3	3.7	2.4	1.2
US federal funds rate[f]	3.6	4.0	4.3	3.9	3.2
As at 31 December 2022
UK GDP[e]	3.0	2.2	1.4	0.7	0.0
UK unemployment[f]	3.5	3.8	4.2	5.4	6.7
UK HPI[g]	6.6	3.9	1.2	(2.6)	(6.4)
UK bank rate[f]	2.5	2.9	3.5	4.7	5.8
US GDP[e]	2.9	2.1	1.3	0.7	0.0
US unemployment[f]	3.4	3.9	4.4	5.5	6.7
US HPI[g]	6.2	5.0	3.8	2.5	1.2
US federal funds rate[f]	2.8	3.1	3.3	4.3	5.2
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
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	71
The graphs below plot the historical data for GDP growth rate and unemployment rate in the UK and US as well as the forecasted data under each of the five scenarios.

UK GDP (%)

US GDP (%)

UK unemployment (%)

10.0
8.0
6.0
4.0
2.0
0.0
2021
2023
2025
2027
2029
2031
2033
U2
U1
BL
D1
D2

US unemployment (%)
GDP growth based on year on year growth each quarter (Q/(Q-4))
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	72
ECL under 100% weighted scenarios for modelled portfolios (audited)
The table below shows the Expected Credit Loss (ECL) assuming scenarios have been 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios.
Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures.

Barclays Bank Group (audited)	Scenarios
As at 31 December 2023	Weighted[a]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Retail mortgages	2,858	2,891	2,877	2,856	2,828	2,785
Retail credit cards[b]	49,088	49,021	49,041	49,059	49,161	49,241
Retail other[b]	—	—	—	—	—	—
Corporate loans	157,168	159,242	158,560	157,681	155,431	152,198
Stage 1 Model ECL (£m)
Retail mortgages	4	4	4	4	5	5
Retail credit cards[b]	446	423	435	447	460	474
Retail other[b]	—	—	—	—	—	—
Corporate loans	241	211	223	238	260	276
Stage 1 Coverage (%)
Retail mortgages	0.1	0.1	0.1	0.1	0.2	0.2
Retail credit cards	0.9	0.9	0.9	0.9	0.9	1.0
Retail other	—	—	—	—	—	—
Corporate loans	0.2	0.1	0.1	0.2	0.2	0.2
Stage 2 Model exposure (£m)
Retail mortgages	357	324	338	359	387	430
Retail credit cards[b]	4,624	4,535	4,577	4,621	4,679	4,758
Retail other[b]	—	—	—	—	—	—
Corporate loans	19,630	17,386	18,125	19,126	21,485	24,859
Stage 2 Model ECL (£m)
Retail mortgages	30	22	25	29	36	42
Retail credit cards[b]	1,191	1,113	1,150	1,189	1,243	1,307
Retail other[b]	—	—	—	—	—	—
Corporate loans	516	390	435	488	617	833
Stage 2 Coverage (%)
Retail mortgages	8.4	6.8	7.4	8.1	9.3	9.8
Retail credit cards	25.8	24.5	25.1	25.7	26.6	27.5
Retail other	—	—	—	—	—	—
Corporate loans	2.6	2.2	2.4	2.6	2.9	3.4
Stage 3 Model exposure (£m)[c]
Retail mortgages	558	558	558	558	558	558
Retail credit cards[b]	1,596	1,596	1,596	1,596	1,596	1,596
Retail other[b]	—	—	—	—	—	—
Corporate loans	45	45	45	45	45	45
Stage 3 Model ECL (£m)
Retail mortgages	312	302	306	311	319	327
Retail credit cards[b]	1,229	1,194	1,211	1,227	1,254	1,276
Retail other[b]	—	—	—	—	—	—
Corporate loans[d]	29	29	29	29	29	29
Stage 3 Coverage (%)
Retail mortgages	55.9	54.1	54.8	55.7	57.2	58.6
Retail credit cards	77.0	74.8	75.9	76.9	78.6	79.9
Retail other	—	—	—	—	—	—
Corporate loans[d]	64.4	64.4	64.4	64.4	64.4	64.4
Total Model ECL (£m)
Retail mortgages	346	328	335	344	360	374
Retail credit cards[b]	2,866	2,730	2,796	2,863	2,957	3,057
Retail other[b]	—	—	—	—	—	—
Corporate loans[d]	786	630	687	755	906	1,138
Total Model ECL	3,998	3,688	3,818	3,962	4,223	4,569
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	73

Reconciliation to total ECL	£m
Total weighted model ECL	3,998
ECL from individually assessed exposures[d]	289
ECL from non-modelled exposures and others	221
ECL from debt securities at amortised cost	24
ECL from post model management adjustments[e]	(18)
Of which: ECL from economic uncertainty adjustments	16
Total ECL	4,514
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
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	74

Barclays Bank Group (audited)	Scenarios
As at 31 December 2022	Weighted[a]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Retail mortgages	3,622	3,652	3,642	3,627	3,593	3,557
Retail credit cards	50,916	50,855	50,814	50,798	50,935	51,021
Retail other	2,256	2,220	2,211	2,200	2,226	2,269
Corporate loans	136,432	140,372	139,516	138,288	133,076	122,794
Stage 1 Model ECL (£m)
Retail mortgages	3	3	3	3	3	4
Retail credit cards	393	380	388	395	398	401
Retail other	13	10	12	13	15	17
Corporate loans	303	233	259	290	352	391
Stage 1 Coverage (%)
Retail mortgages	0.1	0.1	0.1	0.1	0.1	0.1
Retail credit cards	0.8	0.7	0.8	0.8	0.8	0.8
Retail other	0.6	0.5	0.5	0.6	0.7	0.7
Corporate loans	0.2	0.2	0.2	0.2	0.3	0.3
Stage 2 Model exposure (£m)
Retail mortgages	252	223	233	248	281	317
Retail credit cards	4,421	4,007	4,268	4,502	4,684	4,929
Retail other	201	210	230	252	242	214
Corporate loans	18,151	14,039	14,957	16,306	21,645	32,121
Stage 2 Model ECL (£m)
Retail mortgages	24	14	18	22	34	45
Retail credit cards	1,103	984	1,044	1,103	1,181	1,279
Retail other	32	24	28	32	38	41
Corporate loans	527	367	418	489	689	1,107
Stage 2 Coverage (%)
Retail mortgages	9.5	6.3	7.7	8.9	12.1	14.2
Retail credit cards	24.9	24.6	24.5	24.5	25.2	25.9
Retail other	15.9	11.4	12.2	12.7	15.7	19.2
Corporate loans	2.9	2.6	2.8	3.0	3.2	3.4
Stage 3 Model exposure (£m)[b]
Retail mortgages	583	583	583	583	583	583
Retail credit cards	1,108	1,108	1,108	1,108	1,108	1,108
Retail other	49	49	49	49	49	49
Corporate loans	37	37	37	37	37	37
Stage 3 Model ECL (£m)
Retail mortgages	319	308	313	317	328	337
Retail credit cards	839	821	830	839	851	861
Retail other	35	35	35	35	35	35
Corporate loans[c]	21	21	21	21	21	21
Stage 3 Coverage (%)
Retail mortgages	54.7	52.8	53.7	54.4	56.3	57.8
Retail credit cards	75.7	74.1	74.9	75.7	76.8	77.7
Retail other	71.4	71.4	71.4	71.4	71.4	71.4
Corporate loans[c]	56.8	56.8	56.8	56.8	56.8	56.8
Total Model ECL (£m)
Retail mortgages	346	325	334	342	365	386
Retail credit cards	2,335	2,185	2,262	2,337	2,430	2,541
Retail other	80	69	75	80	88	93
Corporate loans[c]	851	621	698	800	1,062	1,519
Total Model ECL	3,612	3,200	3,369	3,559	3,945	4,539
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	75

Reconciliation to total ECL	£m
Total weighted model ECL	3,612
ECL from individually assessed exposures[c]	316
ECL from non-modelled exposures and others	405
ECL from debt securities at amortised cost	41
ECL from post model management adjustments[d]	(22)
Of which: ECL from economic uncertainty adjustments	97
Total ECL	4,352
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
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	76
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
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	77
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
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	78

Balance sheet credit quality (audited)
Barclays Bank Group	PD Range	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total
As at 31 December 2023		£m	£m	£m	£m	%	%	%	%
Cash and balances at central banks		189,686	—	—	189,686	100	—	—	100
Cash collateral and settlement balances		93,911	9,789	8	103,708	91	9	—	100
Loans and advances at amortised cost
Retail mortgages		5,444	2,115	443	8,002	68	26	6	100
Retail credit cards		7,077	16,355	1,079	24,511	29	67	4	100
Retail other		2,687	403	276	3,366	80	12	8	100
Corporate loans		86,530	21,338	2,454	110,322	79	19	2	100
Total loans and advances at amortised cost		101,738	40,211	4,252	146,201	69	28	3	100
Debt securities at amortised cost		38,892	153	1	39,046	100	—	—	100
Reverse repurchase agreements and other similar secured lending		933	170	—	1,103	85	15	—	100
Trading portfolio assets:
Debt securities		65,430	9,642	387	75,459	86	13	1	100
Traded loans		4,006	5,893	2,754	12,653	32	46	22	100
Total trading portfolio assets		69,436	15,535	3,141	88,112	78	18	4	100
Financial assets at fair value through the income statement:
Loans and advances		29,436	16,830	275	46,541	63	36	1	100
Debt securities		1,412	1,091	42	2,545	55	43	2	100
Reverse repurchase agreements		112,799	35,988	344	149,131	76	24	—	100
Other financial assets		59	22	—	81	73	27	—	100
Total financial assets at fair value through the income statement		143,706	53,931	661	198,298	73	27	—	100
Derivative financial instruments		244,361	11,616	134	256,111	95	5	—	100
Financial assets at fair value through other comprehensive income		50,966	455	—	51,421	99	1	—	100
Other assets		2,011	54	3	2,068	97	3	—	100
Assets held for sale		1,110	2,618	127	3,855	29	68	3	100
Total on-balance sheet		936,750	134,532	8,327	1,079,609	87	12	1	100

As at 31 December 2022
Cash and balances at central banks		202,142	—	—	202,142	100	—	—	100
Cash collateral and settlement balances		96,688	10,886	288	107,862	90	10	—	100
Loans and advances at amortised cost
Retail mortgages		10,096	636	673	11,405	88	6	6	100
Retail credit cards		9,290	14,903	1,209	25,402	36	59	5	100
Retail other		5,703	1,639	382	7,724	74	21	5	100
Corporate loans		81,535	26,809	2,329	110,673	74	24	2	100
Total loans and advances at amortised cost		106,624	43,987	4,593	155,204	69	28	3	100
Debt securities at amortised cost		27,115	186	2	27,303	99	1	—	100
Reverse repurchase agreements and other similar secured lending		725	—	—	725	100	—	—	100
Trading portfolio assets:
Debt securities		50,208	4,891	331	55,430	90	9	1	100
Traded loans		3,214	8,273	1,711	13,198	24	63	13	100
Total trading portfolio assets		53,422	13,164	2,042	68,628	78	19	3	100
Financial assets at fair value through the income statement:
Loans and advances		13,508	24,573	109	38,190	36	64	—	100
Debt securities		2,097	1,055	65	3,217	65	33	2	100
Reverse repurchase agreements		124,811	38,339	1,548	164,698	76	23	1	100
Other financial assets		68	21	—	89	76	24	—	100
Total financial assets at fair value through the income statement		140,484	63,988	1,722	206,194	68	31	1	100
Derivative financial instruments		285,087	17,606	283	302,976	94	6	—	100
Financial assets at fair value through other comprehensive income		45,081	3	—	45,084	100	—	—	100
Other assets		1,455	47	—	1,502	97	3	—	100
Assets held for sale		—	—	—	—	—	—	—	—
Total on-balance sheet		958,823	149,867	8,930	1,117,620	86	13	1	100
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	79
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
credit quality and IFRS 9 stage classification.

Credit risk profile by internal PD grade for retail mortgages (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	1	—	—	1	—	—	—	—	1	—
4-5	0.05 to <0.15%	Strong	3	—	—	3	—	—	—	—	3	—
6-8	0.15 to <0.30%	Strong	55	—	—	55	—	—	—	—	55	—
9-11	0.30 to <0.60%	Strong	5,392	—	—	5,392	7	—	—	7	5,385	0.1
12-14	0.60 to <2.15%	Satisfactory	1,803	78	—	1,881	4	—	—	4	1,877	0.2
15-19	2.15 to <11.35%	Satisfactory	3	252	—	255	—	17	—	17	238	6.7
20-21	11.35 to <100%	Higher Risk	—	59	—	59	—	11	—	11	48	18.6
22	100%	Credit Impaired	—	—	716	716	—	—	321	321	395	44.8
Total			7,257	389	716	8,362	11	28	321	360	8,002	4.3

Credit risk profile by internal PD grade for retail credit cards[d] (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	10	—	—	10	—	—	—	—	10	—
4-5	0.05 to <0.15%	Strong	488	—	—	488	1	—	—	1	487	0.2
6-8	0.15 to <0.30%	Strong	2,394	2	—	2,396	7	—	—	7	2,389	0.3
9-11	0.30 to <0.60%	Strong	4,210	3	—	4,213	22	—	—	22	4,191	0.5
12-14	0.60 to <2.15%	Satisfactory	8,360	125	—	8,485	109	12	—	121	8,364	1.4
15-19	2.15 to <11.35%	Satisfactory	6,699	2,051	—	8,750	254	505	—	759	7,991	8.7
20-21	11.35 to <100%	Higher Risk	154	1,269	—	1,423	19	621	—	640	783	45.0
22	100%	Credit Impaired	—	—	1,522	1,522	—	—	1,226	1,226	296	80.6
Total			22,315	3,450	1,522	27,287	412	1,138	1,226	2,776	24,511	10.2

Credit risk profile by internal PD grade for retail other[d] (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	3	—	—	3	—	—	—	—	3	—
6-8	0.15 to <0.30%	Strong	8	—	—	8	—	—	—	—	8	—
9-11	0.30 to <0.60%	Strong	2,684	—	—	2,684	8	—	—	8	2,676	0.3
12-14	0.60 to <2.15%	Satisfactory	25	1	—	26	—	—	—	—	26	0.0
15-19	2.15 to <11.35%	Satisfactory	14	364	—	378	—	1	—	1	377	0.3
20-21	11.35 to <100%	Higher Risk	—	4	—	4	—	1	—	1	3	25.0
22	100%	Credit Impaired	—	—	308	308	—	—	35	35	273	11.4
Total			2,734	369	308	3,411	8	2	35	45	3,366	1.3
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	80

Credit risk profile by internal PD grade for corporate loans (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	37,180	143	4	37,327	—	—	2	2	37,325	—
4-5	0.05 to <0.15%	Strong	21,498	92	—	21,590	12	—	—	12	21,578	0.1
6-8	0.15 to <0.30%	Strong	10,447	318	—	10,765	8	2	—	10	10,755	0.1
9-11	0.30 to <0.60%	Strong	16,579	327	—	16,906	31	3	—	34	16,872	0.2
12-14	0.60 to <2.15%	Satisfactory	12,129	3,412	—	15,541	55	28	—	83	15,458	0.5
15-19	2.15 to <11.35%	Satisfactory	3,029	3,034	—	6,063	64	119	—	183	5,880	3.0
20-21	11.35 to <100%	Higher Risk	94	1,641	—	1,735	9	157	—	166	1,569	9.6
22	100%	Credit Impaired	—	—	1,231	1,231	—	—	346	346	885	28.1
Total			100,956	8,967	1,235	111,158	179	309	348	836	110,322	0.8

Credit risk profile by internal PD grade for Loans and Advances at amortised cost[d] (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	37,191	143	4	37,338	—	—	2	2	37,336	—
4-5	0.05 to <0.15%	Strong	21,992	92	—	22,084	13	—	—	13	22,071	0.1
6-8	0.15 to <0.30%	Strong	12,904	320	—	13,224	15	2	—	17	13,207	0.1
9-11	0.30 to <0.60%	Strong	28,865	330	—	29,195	68	3	—	71	29,124	0.2
12-14	0.60 to <2.15%	Satisfactory	22,317	3,616	—	25,933	168	40	—	208	25,725	0.8
15-19	2.15 to <11.35%	Satisfactory	9,745	5,701	—	15,446	318	642	—	960	14,486	6.2
20-21	11.35 to <100%	Higher Risk	248	2,973	—	3,221	28	790	—	818	2,403	25.4
22	100%	Credit Impaired	—	—	3,777	3,777	—	—	1,928	1,928	1,849	51.0
Total			133,262	13,175	3,781	150,218	610	1,477	1,930	4,017	146,201	2.7

Credit risk profile by internal PD grade for retail mortgages (audited)
As at 31 December 2022			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	4	—	—	4	—	—	—	—	4	—
4-5	0.05 to <0.15%	Strong	5	—	—	5	—	—	—	—	5	—
6-8	0.15 to <0.30%	Strong	623	—	—	623	—	—	—	—	623	—
9-11	0.30 to <0.60%	Strong	9,474	2	—	9,476	12	—	—	12	9,464	0.1
12-14	0.60 to <2.15%	Satisfactory	350	53	—	403	—	2	—	2	401	0.5
15-19	2.15 to <11.35%	Satisfactory	2	247	—	249	—	14	—	14	235	5.6
20-21	11.35 to <100%	Higher Risk	—	60	—	60	—	9	—	9	51	15.0
22	100%	Credit Impaired	—	—	978	978	—	—	356	356	622	36.4
Total			10,458	362	978	11,798	12	25	356	393	11,405	3.3
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	81

Credit risk profile by internal PD grade for retail credit cards (audited)
As at 31 December 2022			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	113	—	—	113	—	—	—	—	113	—
4-5	0.05 to <0.15%	Strong	1,877	—	—	1,877	3	—	—	3	1,874	0.2
6-8	0.15 to <0.30%	Strong	3,215	—	—	3,215	7	—	—	7	3,208	0.2
9-11	0.30 to <0.60%	Strong	4,099	15	—	4,114	17	2	—	19	4,095	0.5
12-14	0.60 to <2.15%	Satisfactory	1,669	861	—	2,530	12	93	—	105	2,425	4.2
15-19	2.15 to <11.35%	Satisfactory	11,356	1,856	—	13,212	245	489	—	734	12,478	5.6
20-21	11.35 to <100%	Higher Risk	340	1,148	—	1,488	47	543	—	590	898	39.7
22	100%	Credit Impaired	—	—	1,129	1,129	—	—	818	818	311	72.5
Total			22,669	3,880	1,129	27,678	331	1,127	818	2,276	25,402	8.2

Credit risk profile by internal PD grade for retail other (audited)
As at 31 December 2022			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	52	—	—	52	—	—	—	—	52	—
6-8	0.15 to <0.30%	Strong	214	—	—	214	—	—	—	—	214	—
9-11	0.30 to <0.60%	Strong	5,465	—	—	5,465	28	—	—	28	5,437	0.5
12-14	0.60 to <2.15%	Satisfactory	891	20	—	911	4	3	—	7	904	0.8
15-19	2.15 to <11.35%	Satisfactory	291	466	—	757	6	16	—	22	735	2.9
20-21	11.35 to <100%	Higher Risk	2	38	—	40	—	10	—	10	30	25.0
22	100%	Credit Impaired	—	—	523	523	—	—	171	171	352	32.7
Total			6,915	524	523	7,962	38	29	171	238	7,724	3.0

Credit risk profile by internal PD grade for corporate loans (audited)
As at 31 December 2022			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	35,830	588	5	36,423	—	1	3	4	36,419	—
4-5	0.05 to <0.15%	Strong	20,474	235	—	20,709	6	1	—	7	20,702	—
6-8	0.15 to <0.30%	Strong	10,831	1,369	—	12,200	16	4	—	20	12,180	0.2
9-11	0.30 to <0.60%	Strong	11,538	731	—	12,269	30	5	—	35	12,234	0.3
12-14	0.60 to <2.15%	Satisfactory	14,467	2,107	—	16,574	152	25	—	177	16,397	1.1
15-19	2.15 to <11.35%	Satisfactory	6,701	3,914	—	10,615	93	110	—	203	10,412	1.9
20-21	11.35 to <100%	Higher Risk	280	1,540	—	1,820	7	129	—	136	1,684	7.5
22	100%	Credit Impaired	—	—	935	935	—	—	290	290	645	31.0
Total			100,121	10,484	940	111,545	304	275	293	872	110,673	0.8
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	82

Credit risk profile by internal PD grade for Loans and Advances at amortised cost (audited)
As at 31 December 2022			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	35,947	588	5	36,540	—	1	3	4	36,536	—
4-5	0.05 to <0.15%	Strong	22,408	235	—	22,643	9	1	—	10	22,633	—
6-8	0.15 to <0.30%	Strong	14,883	1,369	—	16,252	23	4	—	27	16,225	0.2
9-11	0.30 to <0.60%	Strong	30,576	748	—	31,324	87	7	—	94	31,230	0.3
12-14	0.60 to <2.15%	Satisfactory	17,377	3,041	—	20,418	168	123	—	291	20,127	1.4
15-19	2.15 to <11.35%	Satisfactory	18,350	6,483	—	24,833	344	629	—	973	23,860	3.9
20-21	11.35 to <100%	Higher Risk	622	2,786	—	3,408	54	691	—	745	2,663	21.9
22	100%	Credit Impaired	—	—	3,565	3,565	—	—	1,635	1,635	1,930	45.9
Total			140,163	15,250	3,570	158,983	685	1,456	1,638	3,779	155,204	2.4

As at 31 December 2023
Credit risk profile by internal PD grade for contingent liabilities[a] (audited)
Barclays Bank Group			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	9,071	79	—	9,150	1	—	—	1	9,149	—
4-5	0.05 to < 0.15%	Strong	3,337	3	—	3,340	2	—	—	2	3,338	0.1
6-8	0.15 to < 0.30%	Strong	3,211	157	—	3,368	3	1	—	4	3,364	0.1
9-11	0.30 to < 0.60%	Strong	2,848	285	—	3,133	3	4	—	7	3,126	0.2
12-14	0.60 to < 2.15%	Satisfactory	2,388	701	—	3,089	8	6	—	14	3,075	0.5
15-19	2.15 to < 11.35%	Satisfactory	1,501	1,027	—	2,528	27	41	—	68	2,460	2.7
20-21	11.35 to < 100%	Higher Risk	17	355	—	372	1	61	—	62	310	16.7
22	100%	Credit Impaired	—	—	583	583	—	—	22	22	561	3.8
Total			22,373	2,607	583	25,563	45	113	22	180	25,383	0.7

As at 31 December 2022
Credit risk profile by internal PD grade for contingent liabilities[a] (audited)
Barclays Bank Group			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	7,290	149	—	7,439	2	1	—	3	7,436	—
4-5	0.05 to < 0.15%	Strong	4,210	348	—	4,558	2	1	—	3	4,555	0.1
6-8	0.15 to < 0.30%	Strong	2,733	180	—	2,913	3	3	—	6	2,907	0.2
9-11	0.30 to < 0.60%	Strong	3,161	214	—	3,375	8	1	—	9	3,366	0.3
12-14	0.60 to < 2.15%	Satisfactory	1,989	751	—	2,740	21	6	—	27	2,713	1.0
15-19	2.15 to < 11.35%	Satisfactory	1,626	686	—	2,312	49	35	—	84	2,228	3.6
20-21	11.35 to < 100%	Higher Risk	58	440	—	498	2	64	—	66	432	13.3
22	100%	Credit Impaired	—	—	542	542	—	—	3	3	539	0.6
Total			21,067	2,768	542	24,377	87	111	3	201	24,176	0.8
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	83

As at 31 December 2023
Credit risk profile by internal PD grade for loan commitments[a] (audited)
Barclays Bank Group			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	70,899	692	—	71,591	2	—	—	2	71,589	—
4-5	0.05 to < 0.15%	Strong	63,058	277	—	63,335	6	1	—	7	63,328	—
6-8	0.15 to < 0.30%	Strong	55,992	2,524	—	58,516	12	1	—	13	58,503	—
9-11	0.30 to < 0.60%	Strong	54,685	1,242	—	55,927	21	1	—	22	55,905	—
12-14	0.60 to < 2.15%	Satisfactory	45,196	3,647	—	48,843	36	14	—	50	48,793	0.1
15-19	2.15 to < 11.35%	Satisfactory	12,758	7,334	—	20,092	43	61	—	104	19,988	0.5
20-21	11.35 to < 100%	Higher Risk	574	3,595	—	4,169	2	72	—	74	4,095	1.8
22	100%	Credit Impaired	—	—	259	259	—	—	21	21	238	8.1
Total			303,162	19,311	259	322,732	122	150	21	293	322,439	0.1

As at 31 December 2022
Credit risk profile by internal PD grade for loan commitments[a] (audited)
Barclays Bank Group			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grading	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
1-3	0.0 to < 0.05%	Strong	69,737	725	—	70,462	6	—	—	6	70,456	—
4-5	0.05 to < 0.15%	Strong	72,221	3,649	—	75,870	5	1	—	6	75,864	—
6-8	0.15 to < 0.30%	Strong	59,350	2,258	—	61,608	12	2	—	14	61,594	—
9-11	0.30 to < 0.60%	Strong	40,750	1,878	—	42,628	13	4	—	17	42,611	—
12-14	0.60 to < 2.15%	Satisfactory	26,100	4,355	—	30,455	47	14	—	61	30,394	0.2
15-19	2.15 to < 11.35%	Satisfactory	29,166	6,407	—	35,573	61	65	—	126	35,447	0.4
20-21	11.35 to < 100%	Higher Risk	678	3,886	—	4,564	3	78	—	81	4,483	1.8
22	100%	Credit Impaired	—	—	346	346	—	—	20	20	326	5.8
Total			298,002	23,158	346	321,506	147	164	20	331	321,175	0.1
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
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	84
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
Risk review
Risk performance
Credit risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	85

Summary of Contents	Page
■Market risk overview	87	Outlines key measures used to summarise the market risk profile of the Barclays Bank Group such as VaR.
■Measures of market risk in the Barclays Bank Group and accounting measures	87
■Summary of performance in the period	87
■Traded market risk review	87	The Barclays Bank Group discloses details on management measures of market risk. Total management VaR includes all trading positions and is presented on a diversified basis by risk factor.
■Review of management measures	87
–The daily average,high and low values of management VaR	87
Risk review
Risk performance
Market risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	86
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
Risk review
Risk performance
Market risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	87
Barclays Bank Group Management VaR (£m)

100 -
75 -
50 -
25 -

Jan 2022	Jan 2023	Jan 2024
Risk review
Risk performance
Market risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	88

Summary of Contents	Page
Liquidity risk performance
■Liquidity risk overview	90
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
Barclays Bank Group measures the volatility of the value of the
FVOCI instruments in the liquidity pool through non-traded market risk VaR.

■Net interest income sensitivity	100
■Analysis of equity sensitivity	100
■Volatility of the FVOCI portfolio in the liquidity pool	101

Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	89
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
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	90

	2023	2022
Net Stable Funding Ratio[a]	£bn	£bn
Total Available Stable Funding	339	310
Total Required Stable Funding	308	288
Surplus	31	22

Net Stable Funding Ratio	110%	108%
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
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	91
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
to their contractual maturity.

Contractual maturity of financial assets and liabilities (audited)
Barclays Bank Group	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
As at 31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	189,686	—	—	—	—	—	—	189,686
Cash collateral and settlement balances	56,656	47,052	—	—	—	—	—	103,708
Loans and advances at amortised cost to banks and customers	21,083	5,462	8,269	15,124	42,178	26,186	27,899	146,201
Debt Securities at amortised cost	3	4,781	300	3,910	11,033	8,527	10,492	39,046
Reverse repurchase agreements and other similar secured lending	204	1	—	34	862	—	2	1,103
Trading portfolio assets	174,566	—	—	—	—	—	—	174,566
Financial assets at fair value through the income statement	156,958	17,758	6,213	5,900	11,000	3,456	2,951	204,236
Derivative financial instruments	255,229	100	—	—	275	280	227	256,111
Financial assets at fair value through other comprehensive income	1,278	1,675	283	4,419	7,578	10,765	25,425	51,423
Other financial assets	1,878	18	152	8	11	—	—	2,067
Total financial assets	857,541	76,847	15,217	29,395	72,937	49,214	66,996	1,168,147
Other assets								17,019
Total assets								1,185,166
Liabilities
Deposits at amortised cost from bank and customers	224,720	31,711	20,530	20,106	2,546	1,337	848	301,798
Cash collateral and settlement balances	64,130	28,858	—	—	—	—	—	92,988
Repurchase agreements and other similar secured borrowing	13,430	12,433	1,307	696	609	—	79	28,554
Debt securities in issue	2,563	17,004	9,683	7,286	2,405	800	5,912	45,653
Subordinated liabilities	257	121	266	204	11,232	7,151	16,672	35,903
Trading portfolio liabilities	57,761	—	—	—	—	—	—	57,761
Financial liabilities designated at fair value	181,214	31,970	13,867	14,579	23,460	13,994	19,489	298,573
Derivative financial instruments	249,404	21	—	—	28	55	372	249,880
Other financial liabilities	6,014	5	12	24	87	66	80	6,288
Total financial liabilities	799,493	122,123	45,665	42,895	40,367	23,403	43,452	1,117,398
Other liabilities								7,264
Total liabilities								1,124,662
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	92

Contractual maturity of financial assets and liabilities (audited)

Barclays Bank Group	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
As at 31 December 2022	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	202,142	—	—	—	—	—	—	202,142
Cash collateral and settlement balances	57,560	50,302	—	—	—	—	—	107,862
Loans and advances at amortised cost to banks and customers	21,826	5,593	7,606	15,574	44,122	30,171	30,312	155,204
Debt securities at amortised cost	—	—	—	1,769	8,650	9,327	7,557	27,303
Reverse repurchase agreements and other similar secured lending	391	333	—	—	—	—	1	725
Trading portfolio assets	133,771	—	—	—	—	—	—	133,771
Financial assets at fair value through the income statement	158,659	21,028	7,003	6,878	10,922	2,909	3,729	211,128
Derivative financial instruments	302,687	69	19	4	174	—	23	302,976
Financial assets at fair value through other comprehensive income	1,318	2,081	2,871	715	11,645	11,493	14,961	45,084
Other financial assets	1,311	36	112	43	—	1	—	1,503
Total financial assets	879,665	79,442	17,611	24,983	75,513	53,901	56,583	1,187,698
Other assets								15,839
Total assets								1,203,537
Liabilities
Deposits at amortised cost from banks and customers	229,256	29,456	18,918	10,809	1,284	621	1,235	291,579
Cash collateral and settlement balances	68,813	27,998	—	—	—	—	—	96,811
Repurchase agreements and other similar secured borrowing	9,834	—	—	943	1,105	—	83	11,965
Debt securities in issue	3,682	23,454	12,516	10,059	4,769	1,501	4,031	60,012
Subordinated liabilities	—	17	240	2,079	9,151	9,001	17,765	38,253
Trading portfolio liabilities	72,460	—	—	—	—	—	—	72,460
Financial liabilities designated at fair value	171,523	26,481	14,352	9,104	24,539	8,528	17,528	272,055
Derivative financial instruments	288,403	10	58	4	222	112	397	289,206
Other financial liabilities	7,213	19	17	35	223	117	182	7,806
Total financial liabilities	851,184	107,435	46,101	33,033	41,293	19,880	41,221	1,140,147
Other liabilities								4,437
Total liabilities								1,144,584
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	93
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

Contractual maturity of financial liabilities - undiscounted (audited)

Barclays Bank Group	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2023
Deposits at amortised cost from banks and customers	224,753	31,931	20,850	20,720	2,738	1,556	1,017	303,565
Cash collateral and settlement balances	64,132	29,098	—	—	—	—	—	93,230
Repurchase agreements and other similar secured borrowing	13,463	12,516	1,326	719	632	—	213	28,869
Debt securities in issue	2,571	17,142	9,849	7,481	2,571	908	8,464	48,986
Subordinated liabilities	257	121	272	205	11,911	8,426	24,613	45,805
Trading portfolio liabilities	57,761	—	—	—	—	—	—	57,761
Financial liabilities designated at fair value	181,348	32,178	14,174	15,013	24,882	15,309	32,541	315,445
Derivative financial instruments	249,405	21	—	—	31	64	705	250,226
Other financial liabilities	6,014	7	14	28	101	73	92	6,329
Total financial liabilities	799,704	123,014	46,485	44,166	42,866	26,336	67,645	1,150,216

As at 31 December 2022
Deposits at amortised cost from banks and customers	229,259	29,663	18,918	10,943	1,302	621	1,489	292,195
Cash collateral and settlement balances	68,813	28,186	—	—	—	—	—	96,999
Repurchase agreements and other similar secured borrowing	9,843	0	—	946	1,184	—	252	12,225
Debt securities in issue	3,689	23,545	12,615	10,301	4,932	1,732	5,424	62,238
Subordinated liabilities	—	17	245	2,108	9,504	10,165	27,024	49,063
Trading portfolio liabilities	72,460	—	—	—	—	—	—	72,460
Financial liabilities designated at fair value	171,723	26,674	14,905	9,399	25,654	9,847	32,198	290,400
Derivative financial instruments	288,403	14	60	4	244	131	793	289,649
Other financial liabilities	7,213	22	21	43	251	139	204	7,893
Total financial liabilities	851,403	108,121	46,764	33,744	43,071	22,635	67,384	1,173,122
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	94
Maturity of off-balance sheet commitments given
The table below presents the maturity split of the Barclays Bank Group’s off-balance sheet commitments given at the balance sheet date. The amounts disclosed in the table are the undiscounted cash flows (i.e. nominal values) on the basis of earliest opportunity at which they are available.

Maturity analysis of off-balance sheet commitments given (audited)

	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2023
Contingent liabilities and financial guarantees	26,706	119	2	1	1	—	—	26,829
Documentary credits and other short- term trade related transactions	2,348	3	1	—	—	—	—	2,352
Standby facilities, credit lines and other commitments	335,528	—	—	—	55	—	—	335,583
Total off-balance sheet commitments given	364,582	122	3	1	56	—	—	364,764

As at 31 December 2022
Contingent liabilities and financial guarantees	25,713	71	14	1	1	—	—	25,800
Documentary credits and other short- term trade related transactions	1,742	1	5	—	—	—	—	1,748
Standby facilities, credit lines and other commitments	333,192	—	—	—	37	—	—	333,229
Total off-balance sheet commitments given	360,647	72	19	1	38	—	—	360,777
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	95
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
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	96
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
£12.3bn).
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	97
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

IAS 19 pension position from 2021 to 2023 (£bn)

6
5
4
3
2
1
0

Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	98
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
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	99
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

Analysis of equity sensitivity (audited)	31 December 2023		31 December 2022

	+25 basis points	-25 basis points	+25 basis points	-25 basis points

Barclays Bank Group	£m	£m	£m	£m
Net interest income	(8)	5	25	(29)
Taxation effects on the above	1	(1)	(4)	5
Effect on profit for the year	(7)	4	21	(24)
As percentage of net profit after tax	(0.2%)	0.1%	0.5%	(0.5%)

Effect on profit for the year (per above)	(7)	4	21	(24)
Fair value through other comprehensive income reserve	(234)	242	(367)	368
Cash flow hedge reserve	(585)	585	(625)	625
Taxation effects on the above	131	(132)	268	(268)
Effect on equity	(695)	699	(703)	701
As percentage of equity	(1.1%)	1.2%	(1.2%)	1.2%
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	100
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
Risk review
Risk performance
Treasury and Capital risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	101
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
Risk review
Risk performance
Operational risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	102
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
Risk review
Risk performance
Operational risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	103
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
Risk review
Risk performance
Operational risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	104
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
Risk review
Risk performance
Model risk, Compliance risk, Reputation risk and Legal risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	105
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
Risk review
Risk performance
Model risk, Compliance risk, Reputation risk and Legal risk

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	106
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
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	107
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
Group maintains exposures. In the UK, the CCyB rate is set by the FPC and is currently 2%.
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	108
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
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	109
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
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	110
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
intragroup transactions from the EMIR derivatives clearing and margin obligations, both due to expire at the end of June 2025, could also have
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	111
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
framework on diversity and inclusion in September 2023. The UK regulators expect to publish final rules on this issue in 2024.
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	112
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
their obligations as foreign private issuers.
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	113
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
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	114
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
legal, financial and reputational consequences for the institution.
Risk review
Supervision and regulation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	115
Detailed analysis of our consolidated financial statements, independently audited and providing in-
depth disclosure on the financial performance of Barclays Bank Group.

Consolidated financial statements		Page	Note
	▪Report of independent registered public accounting firm ID 1118	117
	▪Consolidated income statement	120
	▪Consolidated statement of comprehensive income	121
	▪Consolidated balance sheet	122
	▪Consolidated statement of changes in equity	123
	▪Consolidated cash flow statement	125
Parent financial statements
	▪Parent balance sheet	126
	▪Parent statement of changes in equity	127
	▪Parent cash flow statement	130
Notes to the financial statements
Performance/return	▪Material accounting policies	131	1
	▪Segmental reporting	135	2
	▪Net interest income	137	3
	▪Net fee and commission income	137	4
	▪Net trading income	140	5
	▪Net investment expense	140	6
	▪Operating expenses	140	7
	▪Credit impairment charges	141	8
	▪Tax	145	9
	▪Dividends on ordinary shares and preference shares	148	10
Assets and liabilities held at fair value	▪Trading portfolio	149	11
	▪Financial assets at fair value through the income statement	149	12
	▪Derivative financial instruments	150	13
	▪Financial assets at fair value through other comprehensive income	157	14
	▪Financial liabilities designated at fair value	157	15
	▪Fair value of financial instruments	158	16
	▪Offsetting financial assets and financial liabilities	168	17
Assets at amortised cost and other investments	▪Property, plant and equipment	169	18
	▪Leases	170	19
	▪Goodwill and intangible assets	171	20
Accruals, provisions, contingent liabilities and legal proceedings	▪Other liabilities	174	21
	▪Provisions	174	22
	▪Contingent liabilities and commitments	175	23
	▪Legal, competition and regulatory matters	175	24
Capital instruments, equity and reserves	▪Subordinated liabilities	180	25
	▪Ordinary shares, preference shares and other equity	183	26
	▪Reserves	185	27
Employee benefits	▪Staff costs	186	28
	▪Share-based payments	186	29
	▪Pensions and post-retirement benefits	188	30
Scope of consolidation	▪Principal subsidiaries	194	31
	▪Structured entities	195	32
	▪Investments in associates and joint ventures	198	33
	▪Securitisations	199	34
	▪Assets pledged, collateral received and assets transferred	200	35
Other disclosure matters	▪Related party transactions and Directors’ remuneration	202	36
	▪Disposal of businesses	205	37
	▪Auditor’s remuneration	205	38
	▪Assets and liabilities included in disposal group classified as held for sale	205	39
	▪Barclays Bank PLC (the Parent Company) - income statement	207	40
	▪Parent statement of comprehensive income	208
	▪Related undertakings	217
Financial statements
Contents

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	116
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
adjustments and management overlays, (4) selection and implementation of economic variables and the controls over the economic scenario selection and probabilities, and (5) credit reviews that determine customer risk ratings used in the models for a population of wholesale customers.
Report of Independent Registered Public Accounting Firm

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	117
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
UK Pension Scheme – Defined Benefit Obligation (DBO) assumptions
As discussed in note 30 to the consolidated financial statements, the total fair value of the Company’s defined benefit obligation as at 31 December
2023 was £21,420m, of which £20,618m was related to the UK Retirement Fund (UKRF). The determination of the Company’s defined benefit pension
Report of Independent Registered Public Accounting Firm

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	118
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
London, United Kingdom
February 19, 2024
Report of Independent Registered Public Accounting Firm

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	119

		2023	2022	2021
For the year ended 31 December	Notes	£m	£m	£m
Continuing operations
Interest and similar income	3	24,261	11,779	5,672
Interest and similar expense	3	(17,608)	(6,381)	(2,599)
Net interest income		6,653	5,398	3,073
Fee and commission income	4	8,708	8,171	8,581
Fee and commission expense	4	(3,247)	(2,745)	(1,994)
Net fee and commission income		5,461	5,426	6,587
Net trading income	5	5,980	7,624	5,788
Net investment income/(expense)	6	112	(323)	(80)
Other income		62	69	40
Total income		18,268	18,194	15,408
Staff costs	28	(5,591)	(5,192)	(4,456)
Infrastructure costs	7	(1,073)	(900)	(1,054)
Administration and general expenses	7	(5,755)	(4,879)	(4,375)
Litigation and conduct	7	(44)	(1,427)	(374)
Operating expenses	7	(12,463)	(12,398)	(10,259)
Share of post-tax results of associates and joint ventures		(4)	3	4
Profit/(loss) on disposal of subsidiaries, associates and joint ventures		—	1	(12)
Profit before Impairment		5,801	5,800	5,141
Credit impairment (charges)/releases	8	(1,578)	(933)	277
Profit before tax		4,223	4,867	5,418
Taxation	9	(662)	(485)	(830)
Profit after tax		3,561	4,382	4,588

Attributable to:
Equity holders of the parent		2,753	3,650	3,957
Other equity instrument holders		808	732	631
Total equity holders of the parent		3,561	4,382	4,588
Profit after tax		3,561	4,382	4,588
Consolidated financial statements
Consolidated income statement

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	120

	2023	2022	2021
For the year ended 31 December	£m	£m	£m
Profit after tax	3,561	4,382	4,588
Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[a]	(1,242)	2,411	(155)
Tax	33	—	—
Fair value through other comprehensive income reserve movement relating to debt securities
Net gains/(losses) from changes in fair value	1,142	(6,376)	(1,383)
Net (gains)/losses transferred to net profit on disposal	(102)	68	(248)
Net (gains)/losses related to (releases of) impairment	(2)	8	(6)
Net (losses)/gains due to fair value hedging	(849)	4,627	1,105
Tax	(54)	449	170
Cash flow hedging reserve
Net gains/(losses) from changes in fair value	2,506	(7,290)	(2,212)
Net losses/(gains) transferred to net profit	1,158	543	(327)
Tax	(1,002)	1,808	740
Other comprehensive income/(loss) that may be recycled to profit or loss	1,588	(3,752)	(2,316)

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	(1,182)	(755)	1,299
Own credit	(983)	2,092	(105)
Tax	609	(156)	(563)
Other comprehensive (loss)/income not recycled to profit or loss	(1,556)	1,181	631

Other comprehensive income/(loss) for the year	32	(2,571)	(1,685)

Total comprehensive income for the year	3,593	1,811	2,903

Attributable to:
Equity holders of the parent	3,593	1,811	2,903
Total comprehensive income for the year	3,593	1,811	2,903
Note
aIncludes £nil gain (2022: £1m gain; 2021: £20m loss) on recycling of currency translation differences.
Consolidated financial statements
Consolidated statement of comprehensive income

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	121

		2023	2022
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		189,686	202,142
Cash collateral and settlement balances		103,708	107,862
Debt securities at amortised cost		39,046	27,303
Loans and advances at amortised cost to banks		9,024	8,961
Loans and advances at amortised cost to customers		137,177	146,243
Reverse repurchase agreements and other similar secured lending at amortised cost		1,103	725
Trading portfolio assets	11	174,566	133,771
Financial assets at fair value through the income statement	12	204,236	211,128
Derivative financial instruments	13	256,111	302,976
Financial assets at fair value through other comprehensive income	14	51,423	45,084
Investments in associates and joint ventures	33	22	26
Goodwill and intangible assets	20	1,084	1,665
Property, plant and equipment	18	1,262	1,379
Current tax assets		546	737
Deferred tax assets	9	3,888	4,583
Retirement benefit assets	30	3,667	4,743
Assets included in disposal group classified as held for sale	39	3,916	—
Other assets		4,701	4,209
Total assets		1,185,166	1,203,537
Liabilities
Deposits at amortised cost from banks		14,598	20,124
Deposits at amortised cost from customers		287,200	271,455
Cash collateral and settlement balances		92,988	96,811
Repurchase agreements and other similar secured borrowing at amortised cost		28,554	11,965
Debt securities in issue		45,653	60,012
Subordinated liabilities	25	35,903	38,253
Trading portfolio liabilities	11	57,761	72,460
Financial liabilities designated at fair value	15	298,573	272,055
Derivative financial instruments	13	249,880	289,206
Current tax liabilities		411	422
Deferred tax liabilities	9	3	—
Retirement benefit liabilities	30	173	184
Provisions	22	817	858
Liabilities included in disposal group classified as held for sale	39	3,164	—
Other liabilities	21	8,984	10,779
Total liabilities		1,124,662	1,144,584
Equity
Called up share capital and share premium	26	2,348	2,348
Other equity instruments	26	10,765	10,691
Other reserves	27	(363)	(1,464)
Retained earnings		47,754	47,378
Total equity		60,504	58,953
Total liabilities and equity		1,185,166	1,203,537
The Board of Directors approved the financial statements on pages 120 to 208 on 19 February 2024
CS Venkatakrishnan
Barclays Bank Group – Chief Executive Officer
Steven Ewart
Barclays Bank Group – Chief Financial Officer
Consolidated financial statements
Consolidated balance sheet

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	122

	Called up share capital and share premium[a]	Other equity instruments[a]	Other reserves[b]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2023	2,348	10,691	(1,464)	47,378	58,953
Profit after tax	—	808	—	2,753	3,561
Currency translation movements	—	—	(1,209)	—	(1,209)
Fair value through other comprehensive income reserve	—	—	135	—	135
Cash flow hedges	—	—	2,662	—	2,662
Retirement benefit remeasurement	—	—	—	(846)	(846)
Own credit reserve	—	—	(710)	—	(710)
Total comprehensive income for the year	—	808	878	1,907	3,593
Issue and redemption of other equity instruments	—	74	—	(12)	62
Other equity instruments coupons paid	—	(808)	—	—	(808)
Employee settled Barclays PLC share schemes	—	—	—	409	409
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(442)	(442)
Dividends on ordinary shares	—	—	—	(1,348)	(1,348)
Dividends on preference shares and other shareholders equity	—	—	—	(40)	(40)
Net equity impact on inter Barclays PLC Group transfers	—	—	220	(96)	124
Other reserve movements	—	—	3	(2)	1
Balance as at 31 December 2023	2,348	10,765	(363)	47,754	60,504
Notes
aFor further details refer to Note 26.
bFor further details refer to Note 27.

	Called up share capital and share premium[a]	Other equity instruments[a]	Other reserves[b]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2022	2,348	9,693	861	43,415	56,317
Profit after tax	—	732	—	3,650	4,382
Currency translation movements	—	—	2,411	—	2,411
Fair value through other comprehensive income reserve	—	—	(1,224)	—	(1,224)
Cash flow hedges	—	—	(4,939)	—	(4,939)
Retirement benefit remeasurement	—	—	—	(282)	(282)
Own credit reserve	—	—	1,463	—	1,463
Total comprehensive income for the year	—	732	(2,289)	3,368	1,811
Issue and redemption of other equity instruments	—	998	—	38	1,036
Other equity instruments coupons paid	—	(732)	—	—	(732)
Employee settled Barclays PLC share schemes	—	—	—	419	419
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(413)	(413)
Dividends on ordinary shares	—	—	—	(200)	(200)
Dividends on preference shares and other shareholders equity	—	—	—	(31)	(31)
Own credit realisation	—	—	(36)	36	—
Capital contribution from Barclays Plc	—	—	—	750	750
Other reserve movements	—	—	—	(4)	(4)
Balance as at 31 December 2022	2,348	10,691	(1,464)	47,378	58,953
Notes
aFor further details refer to Note 26.
bFor further details refer to Note 27.
Consolidated financial statements
Consolidated statement of changes in equity

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	123

	Called up share capital and share premium[a]	Other equity instruments	Other reserves	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2021	2,348	8,621	3,183	39,558	53,710
Profit after tax	—	631	—	3,957	4,588
Currency translation movements	—	—	(155)	—	(155)
Fair value through other comprehensive income reserve	—	—	(362)	—	(362)
Cash flow hedges	—	—	(1,799)	—	(1,799)
Retirement benefit remeasurement	—	—	—	644	644
Own credit reserve	—	—	(13)	—	(13)
Total comprehensive income for the year	—	631	(2,329)	4,601	2,903
Issue and redemption of other equity instruments	—	1,072	—	3	1,075
Other equity instruments coupons paid	—	(631)	—	—	(631)
Employee settled Barclays PLC share schemes	—	—	—	436	436
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(356)	(356)
Dividends on ordinary shares	—	—	—	(794)	(794)
Dividends on preference shares and other shareholders equity	—	—	—	(27)	(27)
Other reserve movements	—	—	7	(6)	1
Balance as at 31 December 2021	2,348	9,693	861	43,415	56,317
Consolidated financial statements
Consolidated statement of changes in equity

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	124

		2023	2022	2021
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		4,223	4,867	5,418
Adjustment for non-cash items:
Credit impairment charges/(releases)		1,578	933	(277)
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		489	483	683
Provisions and pension charges		63	1,188	85
Net loss on disposal of investments and property, plant and equipment		7	8	12
Other non-cash movements including exchange rate movements		7,567	(13,491)	1,968
Changes in operating assets and liabilities
Net decrease/ (increase) in cash collateral and settlement balances		31	(1,078)	3,633
Net decrease/ (increase) in loans and advances at amortised cost		8,313	(30,617)	(7,190)
Net (increase)/decrease in reverse repurchase agreements and other similar secured lending		(378)	2,452	5,804
Net increase in deposits at amortised cost		10,219	28,751	18,132
Net (decrease)/increase in debt securities in issue		(14,359)	11,624	18,965
Net increase/(decrease) in repurchase agreements and other similar secured borrowing		16,589	(804)	2,326
Net decrease/(increase) in derivative financial instruments		7,539	(8,002)	(3,655)
Net (increase)/decrease in trading portfolio assets		(40,795)	13,100	(19,207)
Net (decrease)/increase in trading portfolio liabilities		(14,699)	19,169	7,152
Net decrease/(increase) in financial assets and liabilities at fair value through the income statement		33,410	(1,978)	(14,960)
Net increase in other assets		(1,301)	(3,311)	(2,235)
Net (decrease)/increase in other liabilities		(1,864)	1,834	2,082
Corporate income tax paid		(265)	(144)	(1,239)
Net cash from operating activities		16,367	24,984	17,497
Purchase of debt securities at amortised cost		(14,901)	(20,014)	(6,931)
Proceeds from redemption or sale of debt securities at amortised cost		2,681	12,925	2,424
Purchase of financial assets at fair value through other comprehensive income		(50,254)	(43,139)	(44,058)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		44,126	42,157	47,601
Purchase of property, plant and equipment and intangibles		(439)	(540)	(758)
Disposal of subsidiaries and associates, net of cash disposed		—	—	65
Other cash flows associated with investing activities		—	—	4
Net cash from investing activities		(18,787)	(8,611)	(1,653)
Dividends paid and other coupon payments on equity instruments		(2,196)	(963)	(1,452)
Issuance of subordinated liabilities	25	5,986	15,381	9,099
Redemption of subordinated liabilities	25	(7,431)	(8,367)	(7,241)
Issue of shares and other equity instruments	26	2,499	3,134	1,072
Repurchase of shares and other equity instruments	26	(2,425)	(2,136)	—
Capital contribution		—	750	—
Vesting of employee share schemes		(442)	(413)	(356)
Net cash from financing activities		(4,009)	7,386	1,122
Effect of exchange rates on cash and cash equivalents		(5,013)	10,235	(4,231)
Net (decrease)/increase in cash and cash equivalents		(11,442)	33,994	12,735
Cash and cash equivalents at beginning of year		219,854	185,860	173,125
Cash and cash equivalents at end of year		208,412	219,854	185,860
Cash and cash equivalents comprise:
Cash and balances at central banks		189,686	202,142	169,085
Loans and advances to banks with original maturity less than three months		7,117	6,229	6,473
Cash collateral balances with central banks with original maturity less than three months		10,325	10,625	9,690
Treasury and other eligible bills with original maturity less than three months		1,284	858	612
Cash and cash equivalents at end of year		208,412	219,854	185,860
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
The Barclays Bank Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £2,973m (2022:
£3,038m; 2021: £4,260m).
Consolidated financial statements
Consolidated cash flow statement

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	125

Balance sheet

		2023	2022
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		153,701	170,307
Cash collateral and settlement balances		75,271	82,371
Debt securities at amortised cost		33,576	23,877
Loans and advances at amortised cost to banks		15,308	15,377
Loans and advances at amortised cost to customers		227,131	186,529
Reverse repurchase agreements and other similar secured lending at amortised cost		6,876	5,908
Trading portfolio assets		112,654	83,043
Financial assets at fair value through the income statement		263,960	247,325
Derivative financial instruments		225,301	258,708
Financial assets at fair value through other comprehensive income		50,381	43,086
Investments in associates and joint ventures		12	12
Investment in subsidiaries	31	19,105	19,264
Goodwill and intangible assets		104	107
Property, plant and equipment		117	110
Current tax assets		719	891
Deferred tax assets		2,509	3,114
Retirement benefit assets		3,621	4,695
Other assets		3,392	3,188
Total assets		1,193,738	1,147,912
Liabilities
Deposits at amortised cost from banks		13,616	18,615
Deposits at amortised cost from customers		333,687	295,280
Cash collateral and settlement balances		58,292	64,955
Repurchase agreements and other similar secured borrowing at amortised cost		43,951	26,307
Debt securities in issue		24,833	40,166
Subordinated liabilities		35,237	37,656
Trading portfolio liabilities		50,995	52,093
Financial liabilities designated at fair value		351,945	300,851
Derivative financial instruments		221,365	250,567
Current tax liabilities		331	303
Deferred tax liabilities		2	—
Retirement benefit liabilities		71	80
Provisions		477	592
Other liabilities		5,708	7,980
Total liabilities		1,140,510	1,095,445
Equity
Called up share capital and share premium	26	2,348	2,348
Other equity instruments	26	15,472	15,398
Other reserves		(3,209)	(4,552)
Retained earnings		38,617	39,273
Total equity		53,228	52,467
Total liabilities and equity		1,193,738	1,147,912
The Board of Directors approved the financial statements on pages 126 to 130 and the accompanying note on pages 207 to 208 on 19 February 2024.
CS Venkatakrishnan
Barclays Bank Group – Chief Executive Officer
Steven Ewart
Barclays Bank Group – Chief Financial Officer
Financial statements of Barclays Bank PLC
Parent company accounts

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	126

Statement of changes in equity

	Called up share capital and share premium[a]	Other equity instruments[a,b]	Other reserves[c]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2023	2,348	15,398	(4,552)	39,273	52,467
Profit after tax	—	1,247	—	1,619	2,866
Currency translation movements	—	—	(572)	—	(572)
Fair value through other comprehensive income reserve	—	—	132	—	132
Cash flow hedges	—	—	2,483	—	2,483
Retirement benefit remeasurement	—	—	—	(839)	(839)
Own credit reserve	—	—	(703)	—	(703)
Total comprehensive income for the year	—	1,247	1,340	780	3,367
Issue and redemption of other equity instruments	—	74	—	(12)	62
Other equity instruments coupons paid	—	(1,247)	—	—	(1,247)
Employee settled Barclays PLC share schemes	—	—	—	406	406
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(442)	(442)
Dividends paid on ordinary shares	—	—	—	(1,348)	(1,348)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(40)	(40)
Other reserve movements	—	—	3	—	3
Balance as at 31 December 2023	2,348	15,472	(3,209)	38,617	53,228
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
cFor further details refer to Note 27.
Financial statements of Barclays Bank PLC
Parent company accounts

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	127

Statement of changes in equity

	Called up share capital and share premium[a]	Other equity instruments[a,b]	Other reserves[c]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2022	2,348	14,400	(1,236)	37,180	52,692
Profit after tax	—	982	—	1,802	2,784
Currency translation movements	—	—	1,149	—	1,149
Fair value through other comprehensive income reserve	—	—	(1,232)	—	(1,232)
Cash flow hedges	—	—	(4,556)	—	(4,556)
Retirement benefit remeasurement	—	—	—	(315)	(315)
Own credit reserve	—	—	1,359	—	1,359
Total comprehensive income for the year	—	982	(3,280)	1,487	(811)
Issue and redemption of other equity instruments	—	998	—	38	1,036
Other equity instruments coupons paid	—	(982)	—	—	(982)
Employee settled Barclays PLC share schemes	—	—	—	425	425
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(413)	(413)
Dividends paid on ordinary shares	—	—	—	(200)	(200)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(31)	(31)
Own credit realisation	—	—	(36)	36	—
Capital contribution from Barclays PLC	—	—	—	750	750
Other reserve movements	—	—	—	1	1
Balance as at 31 December 2022	2,348	15,398	(4,552)	39,273	52,467
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
cFor further details refer to Note 27.
Financial statements of Barclays Bank PLC
Parent company accounts

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	128

Statement of changes in equity
	Called up share capital and share premium	Other equity instruments[a]	Other reserves	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2021	2,348	13,328	776	34,691	51,143
Profit after tax	—	795	—	2,641	3,436
Currency translation movements	—	—	128	—	128
Fair value through other comprehensive income reserve	—	—	(363)	—	(363)
Cash flow hedges	—	—	(1,815)	—	(1,815)
Retirement benefit remeasurement	—	—	—	612	612
Own credit reserve	—	—	31	—	31
Total comprehensive income for the year	—	795	(2,019)	3,253	2,029
Issue and redemption of other equity instruments	—	1,072	—	3	1,075
Other equity instruments coupons paid	—	(795)	—	—	(795)
Employee settled Barclays PLC share schemes	—	—	—	418	418
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(356)	(356)
Dividends paid on ordinary shares	—	—	—	(794)	(794)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(27)	(27)
Other reserve movements	—	—	7	(8)	(1)
Balance as at 31 December 2021	2,348	14,400	(1,236)	37,180	52,692
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
date of an interest payment, it will be obliged to make that interest payment. In 2021, interest paid on these borrowings was £164m.
Financial statements of Barclays Bank PLC
Parent company accounts

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	129

Cash flow statement
		2023	2022	2021
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		2,977	2,744	3,323
Adjustment for non-cash items:
Credit impairment charges/(releases)		98	165	(414)
Impairment of Investments in subsidiaries		166	2,533	107
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		33	72	331
Provisions and pensions (credits)/charges		(95)	996	75
Net loss/(profit) on disposal of investments and property, plant and equipment		2	(115)	(49)
Other non-cash movements including exchange rate movements		5,991	(11,858)	1,002
Changes in operating assets and liabilities
Net decrease in cash collateral and settlement balances		137	2,671	313
Net increase in loans and advances at amortised cost		(40,968)	(19,764)	(10,255)
Net (increase)/decrease in reverse repurchase agreements and other similar secured lending		(968)	(926)	6,553
Net increase in deposits at amortised cost		33,408	27,134	14,571
Net (decrease)/increase in debt securities in issue		(15,333)	7,581	15,364
Net increase/(decrease) in repurchase agreements and other similar secured borrowing		17,644	(2,895)	1,480
Net decrease/(increase) in derivative financial instruments		4,205	(1,723)	(1,827)
Net (increase)/decrease in trading portfolio assets		(29,611)	13,681	(12,635)
Net (decrease)/increase in trading portfolio liabilities		(1,098)	1,977	2,023
Net decrease/(increase) in financial assets and liabilities at fair value through the income statement		34,459	(959)	(9,579)
Net increase in other assets		(244)	(3,035)	(1,989)
Net (decrease)/increase in other liabilities		(2,378)	2,196	1,557
Corporate income tax received/(paid)		249	422	(373)
Net cash from operating activities		8,674	20,897	9,578
Purchase of debt securities at amortised cost		(11,984)	(18,519)	(5,442)
Proceeds from redemption or sale of debt securities at amortised cost		2,023	12,107	1,278
Purchase of financial assets at fair value through other comprehensive income		(46,808)	(36,084)	(37,842)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		39,852	35,066	41,544
Purchase of property, plant and equipment and intangibles		(22)	(28)	(20)
Disposal of subsidiaries and associates, net of cash disposed		(1)	125	65
Increase in investment in subsidiaries		(7)	(2,667)	(1,473)
Other cash flows associated with investing activities		—	(1)	—
Net cash from investing activities		(16,947)	(10,001)	(1,890)
Dividends paid and other coupon payments on equity instruments		(2,635)	(1,213)	(1,616)
Issuance of subordinated liabilities	25	5,643	14,904	8,788
Redemption of subordinated liabilities	25	(7,209)	(8,104)	(7,095)
Issue of shares and other equity instruments	26	2,499	3,134	1,072
Repurchase of shares and other equity instruments	26	(2,425)	(2,136)	—
Capital contribution		—	750	—
Vesting of shares under employee share schemes		(442)	(413)	(356)
Net cash from financing activities		(4,569)	6,922	793
Effect of exchange rates on cash and cash equivalents		(3,938)	8,166	(2,913)
Net (decrease)/increase in cash and cash equivalents		(16,780)	25,984	5,568
Cash and cash equivalents at beginning of year		185,043	159,059	153,491
Cash and cash equivalents at end of year		168,263	185,043	159,059
Cash and cash equivalents comprise:
Cash and balances at central banks		153,701	170,307	144,964
Loans and advances to banks with original maturity less than three months		3,130	3,466	3,793
Cash collateral balances with central banks with original maturity less than three months		10,325	10,625	9,690
Treasury and other eligible bills with original maturity less than three months		1,107	645	612
Cash and cash equivalents at end of year		168,263	185,043	159,059
Interest received by Barclays Bank PLC was £35,467m (2022: £25,048m; 2021: £7,284m) and interest paid by Barclays Bank PLC was £32,796m (2022:
£21,325m; 2021: £5,496m). These amounts include interest paid and received arising from trading activities. Dividends received were £529m (2022:
£1,862m; 2021: £1,174m).
Barclays Bank PLC was required to maintain balances with central banks and other regulatory authorities of £767m (2022: £1,070m; 2021: £1,585m).
Financial statements of Barclays Bank PLC
Parent company accounts

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	130

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
Notes to the financial statements
For the year ended 31 December 2023

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	131
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
Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the balance of the proceeds is included within equity.
Notes to the financial statements
For the year ended 31 December 2023

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	132
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
▪Provisions including conduct and legal, competition and regulatory matters on pages 174 to 179.
Notes to the financial statements
For the year ended 31 December 2023

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	133
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
These disclosures are covered by the Audit opinion (included on pages 117 to 119) where referenced as audited.
Notes to the financial statements
For the year ended 31 December 2023

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	134
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

Analysis of results by business

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2023
Total income	13,084	5,340	(156)	18,268
Operating expenses	(8,751)	(3,280)	(388)	(12,419)
Litigation and conduct	6	(53)	3	(44)
Total operating expenses	(8,745)	(3,333)	(385)	(12,463)
Other net expenses[a]	(3)	—	(1)	(4)
Profit/(loss) before impairment	4,336	2,007	(542)	5,801
Credit impairment charges	(23)	(1,525)	(30)	(1,578)
Profit/(loss) before tax	4,313	482	(572)	4,223
Total assets (£bn)	1,083.9	90.3	11.0	1,185.2
Total liabilities (£bn)	(1,035.6)	(87.7)	(1.4)	(1,124.7)
Number of employees (full time equivalent)	8,400	3,900	11,600	23,900
Average number of employees (full time equivalent)				23,800
Average number of employees (headcount)				24,000

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2022
Total income	13,722	4,547	(75)	18,194
Operating expenses	(8,011)	(2,800)	(160)	(10,971)
Litigation and conduct	(1,189)	(230)	(8)	(1,427)
Total operating expenses	(9,200)	(3,030)	(168)	(12,398)
Other net income[a]	3	1	—	4
Profit/(loss) before impairment	4,525	1,518	(243)	5,800
Credit impairment charges	(119)	(814)	—	(933)
Profit/(loss) before tax	4,406	704	(243)	4,867
Total assets (£bn)	1,111.2	79.9	12.4	1,203.5
Total liabilities (£bn)	(1,057.1)	(85.0)	(2.5)	(1,144.6)
Number of employees (full time equivalent)	8,000	2,900	11,000	21,900
Average number of employees (full time equivalent)				21,100
Average number of employees (headcount)				21,300
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	135

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2021
Total income	12,481	3,337	(410)	15,408
Operating expenses	(7,169)	(2,316)	(400)	(9,885)
Litigation and conduct	(237)	(108)	(29)	(374)
Total operating expenses	(7,406)	(2,424)	(429)	(10,259)
Other net (expenses)/income[a]	(8)	1	(1)	(8)
Profit/(loss) before impairment	5,067	914	(840)	5,141
Credit impairment releases/(charges)	461	(185)	1	277
Profit/(loss) before tax	5,528	729	(839)	5,418
Total assets (£bn)	986.2	64.4	11.2	1,061.8
Total liabilities (£bn)	(930.1)	(72.0)	(3.4)	(1,005.5)
Number of employees (full time equivalent)	7,800	2,600	9,800	20,200
Average number of employees (full time equivalent)				20,300
Average number of employees (headcount)				20,500
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
Note
b The geographical analysis is based on the location of the office where the transactions are recorded.
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	136
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
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	137

	2023

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	500	3,192	—	3,692
Advisory	652	251	—	903
Brokerage and execution	1,674	89	—	1,763
Underwriting and syndication	2,079	—	—	2,079
Other	66	51	15	132
Total revenue from contracts with customers	4,971	3,583	15	8,569
Other non-contract fee income	138	1	—	139
Fee and commission income	5,109	3,584	15	8,708
Fee and commission expense	(1,265)	(1,978)	(4)	(3,247)
Net fee and commission income	3,844	1,606	11	5,461

	2022

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	449	2,803	—	3,252
Advisory	820	144	—	964
Brokerage and execution	1,465	56	—	1,521
Underwriting and syndication	2,036	1	—	2,037
Other	99	134	22	255
Total revenue from contracts with customers	4,869	3,138	22	8,029
Other non-contract fee income	138	4	—	142
Fee and commission income	5,007	3,142	22	8,171
Fee and commission expense	(966)	(1,778)	(1)	(2,745)
Net fee and commission income	4,041	1,364	21	5,426

	2021

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	390	2,158	—	2,548
Advisory	968	128	—	1,096
Brokerage and execution	1,082	53	—	1,135
Underwriting and syndication	3,425	—	—	3,425
Other	80	155	21	256
Total revenue from contracts with customers	5,945	2,494	21	8,460
Other non-contract fee income	116	5	—	121
Fee and commission income	6,061	2,499	21	8,581
Fee and commission expense	(781)	(1,207)	(6)	(1,994)
Net fee and commission income	5,280	1,292	15	6,587
Fee types
Transactional
Transactional fees are service charges on deposit accounts, cash management services fees and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage. Transaction and processing fees are recognised at the point in time the transaction occurs or service is performed. Interchange and merchant fees are recognised upon settlement of the card transaction payment.
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	138
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
capitalised contract costs (2022: £nil; 2021: £nil).
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	139
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
bIncludes costs related to the Over-issuance of Securities (2022: £966m, 2021: £220m).
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	140
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
evidenced an ability to maintain future payments.
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	141
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
for discounting.
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	142
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
cIncludes Debt securities at amortised cost.
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	143
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
£149m (2022: £1,077m, 2021: £419m).
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	144
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
audit at any point in time, and could therefore be subject to challenge by a tax authority over the next year.
Deferred tax assets have been recognised based on business profit forecasts which included consideration for the current view of climate impacts.
Details on the recognition of deferred tax assets are provided in this note.

	2023	2022	2021
	£m	£m	£m
Current tax charge/(credit)
Current year	605	623	904
Adjustments in respect of prior years	(96)	(625)	393
	509	(2)	1,297
Deferred tax charge/(credit)
Current year	43	19	(179)
Adjustments in respect of prior years	110	468	(288)
	153	487	(467)
Tax charge	662	485	830
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	145
The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Barclays Bank Group’s profit before tax.

	2023	2023	2022	2022	2021	2021
	£m	%	£m	%	£m	%
Profit before tax from continuing operations	4,223		4,867		5,418
Tax charge based on the applicable UK corporation tax rate of 23.5% (2022: 19%, 2021: 19%)	992	23.5%	925	19.0%	1,029	19.0%
Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 23.6% (2022: 22.3%, 2021: 24.0%))	3	0.1%	160	3.3%	273	5.0%

Recurring items:
Non-creditable taxes including withholding taxes	124	3.0%	117	2.4%	124	2.3%
Non-deductible expenses	47	1.1%	28	0.6%	61	1.1%
Impact of UK bank levy being non-deductible	35	0.8%	28	0.6%	25	0.5%
Impact of Barclays Bank PLC's overseas branches being taxed both locally and in the UK	14	0.3%	17	0.3%	25	0.5%
Adjustments in respect of prior years	14	0.3%	(157)	(3.2%)	105	1.9%
Tax adjustments in respect of share-based payments	1	—	10	0.2%	(5)	(0.1%)
Changes in recognition of deferred tax and effect of unrecognised tax losses	(58)	(1.4%)	(146)	(3.0%)	(140)	(2.6%)
Non-taxable gains and income	(60)	(1.4%)	(129)	(2.6%)	(152)	(2.8%)
Banking surcharge[a] and other items	(89)	(2.1%)	(39)	(0.8%)	(48)	(0.9%)
Tax relief on payments made under AT1 instruments	(174)	(4.1%)	(136)	(2.8%)	(113)	(2.1%)
Tax relief on holdings of inflation-linked government bonds	(194)	(4.6%)	(510)	(10.5%)	(157)	(2.9%)

Non-recurring items:
Remeasurement of UK deferred tax assets due to tax rate changes	—	—	183	3.8%	(218)	(4.0%)
Non-deductible provisions for investigations and litigation	—	—	85	1.7%	—	—
Non-deductible provisions for UK customer redress	7	0.2%	49	1.0%	21	0.4%
Total tax charge	662	15.7%	485	10.0%	830	15.3%
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
disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	146
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
that these deferred tax assets will be fully recovered in the future.
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	147
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
Notes to the financial statements
Financial performance and returns

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	148

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

	Barclays Bank Group
	2023	2022
	£m	£m
Loans and advances	1,367	1,679
Debt securities	130	205
Other financial assets	—	1
Financial assets designated at fair value	1,497	1,885

Loans and advances	45,174	36,511
Debt securities	2,415	3,012
Equity securities	5,938	4,934
Reverse repurchase agreements and other similar secured lending	149,131	164,698
Other financial assets	81	88
Financial assets mandatorily at fair value	202,739	209,243
Total	204,236	211,128
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	149
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
ineffective portion being recognised immediately in the income statement. The cumulative gain or loss recognised in other comprehensive income is recognised in the income statement on the disposal or partial disposal of the foreign operation, or other reductions in the Barclays Bank Group’s investment in the operation.

Barclays Bank Group	2023			2022
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Total derivative assets/(liabilities) held for trading	64,413,042	255,219	(249,380)	52,164,242	302,665	(288,398)
Total derivative assets/(liabilities) held for risk management	212,817	892	(500)	178,628	311	(808)
Derivative assets/(liabilities)	64,625,859	256,111	(249,880)	52,342,870	302,976	(289,206)
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	150
The fair values and notional amounts of derivatives held for trading are set out in the following table:

Derivatives held for trading and risk management	2023			2022
Barclays Bank Group	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading
Foreign exchange derivatives
OTC derivatives	6,531,231	86,830	(82,625)	5,773,814	108,865	(103,040)
Derivatives cleared by central counterparty	186,672	529	(512)	113,455	440	(473)
Exchange traded derivatives	17,899	2	(2)	19,426	15	(6)
Foreign exchange derivatives	6,735,802	87,361	(83,139)	5,906,695	109,320	(103,519)
Interest rate derivatives
OTC derivatives	19,684,538	105,405	(92,485)	14,938,526	130,917	(117,016)
Derivatives cleared by central counterparty	27,074,746	1,936	(2,065)	21,390,094	2,317	(2,340)
Exchange traded derivatives	6,800,161	2,824	(2,895)	5,654,126	2,257	(2,167)
Interest rate derivatives	53,559,445	110,165	(97,445)	41,982,746	135,491	(121,523)
Credit derivatives
OTC derivatives	587,472	4,936	(6,005)	619,843	4,262	(4,731)
Derivatives cleared by central counterparty	860,878	2,726	(2,625)	1,107,377	1,161	(1,321)
Credit derivatives	1,448,350	7,662	(8,630)	1,727,220	5,423	(6,052)
Equity and stock index derivatives
OTC derivatives	448,503	17,791	(25,769)	410,002	12,670	(16,715)
Exchange traded derivatives	2,017,045	30,379	(32,549)	1,924,613	35,986	(36,774)
Equity and stock index derivatives	2,465,548	48,170	(58,318)	2,334,615	48,656	(53,489)
Commodity derivatives
OTC derivatives	4,734	44	(4)	4,411	14	(51)
Exchange traded derivatives	199,163	1,817	(1,844)	208,555	3,761	(3,764)
Commodity derivatives	203,897	1,861	(1,848)	212,966	3,775	(3,815)
Derivative assets/(liabilities) held for trading	64,413,042	255,219	(249,380)	52,164,242	302,665	(288,398)

Total OTC derivatives	27,256,478	215,006	(206,888)	21,746,596	256,728	(241,553)
Total derivatives cleared by central counterparty	28,122,296	5,191	(5,202)	22,610,926	3,918	(4,134)
Total exchange traded derivatives	9,034,268	35,022	(37,290)	7,806,720	42,019	(42,711)
Derivative assets/(liabilities) held for trading	64,413,042	255,219	(249,380)	52,164,242	302,665	(288,398)

Derivatives held for risk management
Derivatives designated as cash flow hedges
Currency Swaps	17,995	625	(8)	2,000	175	(12)
Interest rate swaps	266	17	—	266	12	—
Interest rate derivatives cleared by central counterparty	95,964	—	—	92,366	—	—
Derivatives designated as cash flow hedges	114,225	642	(8)	94,632	187	(12)
Derivatives designated as fair value hedges
Interest rate swaps	4,670	140	(447)	4,561	27	(776)
Interest rate derivatives cleared by central counterparty	90,189	—	—	75,547	—	—
Derivatives designated as fair value hedges	94,859	140	(447)	80,108	27	(776)
Derivatives designated as hedges of net investments
Forward foreign exchange	3,733	110	(45)	3,888	97	(20)
Derivatives designated as hedges of net investments	3,733	110	(45)	3,888	97	(20)
Derivative assets/(liabilities) held for risk management	212,817	892	(500)	178,628	311	(808)

Total OTC derivatives	26,664	892	(500)	10,715	311	(808)
Total derivatives cleared by central counterparty	186,153	—	—	167,913	—	—
Derivative assets/(liabilities) held for risk management	212,817	892	(500)	178,628	311	(808)
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	151
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
▪Cash flow hedges using external swaps with non-zero fair values.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	152

Hedged items in fair value hedges

Barclays Bank Group		Accumulated fair value adjustment included in carrying amount
	Carrying amount[a]	Total	Of which: Accumulated fair value adjustment on items no longer in a hedge relationship	Change in fair value used as a basis to determine ineffectiveness	Hedge ineffectiveness recognised in the income statement[b]
Hedged item statement of financial position classification and risk category	£m	£m	£m	£m	£m
2023
Assets
Loans and advances at amortised cost
- Interest rate risk	830	(154)	(5)	34	(1)
- Inflation risk	450	246	—	3	(5)
Debt securities classified as amortised cost
- Interest rate risk	2,394	(24)	(21)	48	24
- Inflation risk	6,484	(755)	3	33	(19)
Financial assets at fair value through other comprehensive income
- Interest rate risk	33,021	(1,173)	(658)	964	158
- Inflation risk	2,052	(51)	(62)	5	3
Total Assets	45,231	(1,911)	(743)	1,087	160
Liabilities
Debt securities in issue[c]
- Interest rate risk	(44,433)	1,872	539	(723)	21
Total Liabilities	(44,433)	1,872	539	(723)	21
Total Hedged Items	798	(39)	(204)	364	181

2022
Assets
Loans and advances at amortised cost
- Interest rate risk	1,950	(135)	3	(325)	(3)
- Inflation risk	445	243	—	(111)	2
Debt securities classified as amortised cost
- Interest rate risk	159	(19)	(11)	(133)	(20)
- Inflation risk	3,854	(1,287)	—	(1,658)	(18)
Financial assets at fair value through other comprehensive income[b]
- Interest rate risk	25,044	(3,132)	(228)	(3,833)	145
- Inflation risk	6,019	(181)	17	(690)	(26)
Total Assets	37,471	(4,511)	(219)	(6,750)	80
Liabilities
Debt securities in issue[c]
- Interest rate risk	(34,260)	2,746	(26)	3,577	22
Total Liabilities	(34,260)	2,746	(26)	3,577	22
Total Hedged Items	3,211	(1,765)	(245)	(3,173)	102
Notes
aFor items classified as fair value through other comprehensive income, the hedge accounting adjustment is not included in the carrying amount, but rather adjusts other comprehensive income.
bHedge ineffectiveness is recognised in net interest income.
cIncludes debt securities in issue and subordinated liabilities.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	153
Amount, timing and uncertainty of future cash flows
The following table shows the fair value hedging instruments which are carried on the balance sheet:

Barclays Bank Group		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m
As at 31 December 2023
Fair value	Interest rate risk	137	(106)	—	84,259	(121)
	Inflation risk	3	(341)	—	10,600	(62)
	Total	140	(447)		94,859	(183)

As at 31 December 2022
Fair value	Interest rate risk	—	—	—	67,613	858
	Inflation risk	27	(776)	—	12,495	2,417
	Total	27	(776)	—	80,108	3,275
The following table profiles the expected notional values of current hedging instruments for fair value hedging in future years:

	2023	2024	2025	2026	2027	2028	2029 and later
As at 31 December 2023	£m	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Fair value hedges of:
Interest rate risk (outstanding notional amount)	84,259	69,548	61,205	50,534	40,826	36,069	32,474
Inflation risk (outstanding notional amount)	10,600	10,584	10,503	9,663	9,118	7,420	6,908
For Barclays Bank Group, there are 960 (2022: 712) interest rate risk fair value hedges with an average fixed rate of 2.6% (2022: 1.8%) across the relationships and 79 (2022: 49) inflation risk fair value hedges with an average rate of 1.1% (2022: 0.6%) across the relationships.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	154

Hedged items in cash flow hedges and hedges of net investments in foreign operations
Barclays Bank Group
	Change in value of hedged item used as the basis for recognising ineffectiveness	Balance in cash flow hedging reserve for continuing hedges	Balance in currency translation reserve for continuing hedges	Balances remaining in cash flow hedging reserve for which hedge accounting is no longer applied	Balances remaining in currency translation reserve for which hedge accounting is no longer applied	Hedging (gains) or losses recognised in other comprehensive income	Hedge ineffectiveness recognised in the income statement[a]

Description of hedge relationship and hedged risk	£m	£m	£m	£m	£m	£m	£m
2023
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	(694)	94	—	1,909	—	(694)	23
Cash and balances at Central Banks	(1,004)	(151)	—	2,121	—	(1,004)	132
Foreign exchange risk
Loans and advances at amortised cost	(463)	30	—	—	—	(463)	5
Inflation risk
Debt securities classified at amortised cost	(313)	(181)	—	21	—	(313)	—
Total cash flow hedges	(2,474)	(208)	—	4,051	—	(2,474)	160
Hedge of net investment in foreign operations
USD foreign operations	(522)	—	1,374	—	—	(522)	—
EUR foreign operations	(49)	—	83	—	—	(49)	—
Other foreign operations	(115)	—	53	—	96	(115)	—
Total foreign operations	(686)	—	1,510	—	96	(686)	—

2022
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	2,978	2,212	—	962	—	2,978	(87)
Cash and balances at Central Banks	4,204	2,413	—	1,938	—	4,204	(110)
Foreign exchange risk
Loans and advances at amortised cost	3	(13)	—	—	—	3	2
Inflation risk
Debt securities classified at amortised cost	362	142	—	16	—	98	33
Total cash flow hedges	7,547	4,754	—	2,916	—	7,283	(162)
Hedge of net investment in foreign operations
USD foreign operations	922	—	1,767	—	—	922	—
EUR foreign operations	170	—	127	—	—	170	—
Other foreign operations	38	—	180	—	88	38	—
Total foreign operations	1,130	—	2,074	—	88	1,130	—
Note
aHedge ineffectiveness is recognised in net interest income.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	155
The following table shows the cash flow and net investment hedging instruments which are carried on the balance sheet:

Barclays Bank Group		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m
As at 31 December 2023
Cash flow	Interest rate risk	17	—	—	93,423	1,853
	Foreign exchange risk	625	(8)	—	17,995	468
	Inflation risk	—	—	—	2,807	313
	Total	642	(8)	—	114,225	2,634
Net investment	Foreign exchange risk	110	(45)	(8,507)	12,240	686

As at 31 December 2022
Cash flow	Interest rate risk	12	—	—	89,996	(7,379)
	Foreign exchange risk	175	(12)	—	2,000	(1)
	Inflation risk	—	—	—	2,636	(329)
	Total	187	(12)	—	94,632	(7,709)
Net investment	Foreign exchange risk	97	(20)	(8,368)	12,256	(1,130)
The effect on the income statement and other comprehensive income of recycling amounts in respect of cash flow hedges and net investment hedges of foreign operations is set out in the following table:

Barclays Bank Group	2023		2022
	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur

Description of hedge relationship and hedged risk	£m	£m	£m	£m
Cash flow hedge of interest rate risk
Recycled to net interest income	(1,664)	(1)	(496)	(46)
Cash flow hedge of foreign exchange risk
Recycled to net interest income	507	—	(1)	—
Hedge of net investment in foreign operations
Recycled to other income	—	(6)	—	(58)
A detailed reconciliation of the movements of the cash flow hedging reserve and the currency translation reserve is as follows:

Barclays Bank Group	2023		2022
	Cash flow hedging reserve	Currency translation reserve	Cash flow hedging reserve	Currency translation reserve
	£m	£m	£m	£m
Balance on 1 January	(5,557)	4,992	(618)	2,581
Currency translation movements	32	(1,934)	(7)	3,483
Hedging gains/(losses) for the year	2,474	686	(7,283)	(1,130)
Amounts reclassified in relation to cash flows affecting profit or loss	1,158	6	543	58
Tax	(1,002)	33	1,808	—
Balance on 31 December	(2,895)	3,783	(5,557)	4,992
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	156
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
The cumulative own credit net loss recognised for Barclays Bank Group is £ 307m (2022: £674m)
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	157
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
inputs, historical observations or using other analytical techniques.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	158
The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2023				2022
	Valuation technique using				Valuation technique using
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	94,615	73,442	6,509	174,566	62,469	64,822	6,480	133,771
Financial assets at fair value through the income statement	5,747	193,121	5,368	204,236	5,647	199,370	6,111	211,128
Derivative financial assets	107	252,464	3,540	256,111	10,054	287,749	5,173	302,976
Financial assets at fair value through other comprehensive income	21,079	29,568	776	51,423	15,029	30,051	4	45,084
Investment property	—	—	2	2	—	—	5	5
Total assets	121,548	548,595	16,195	686,338	93,199	581,992	17,773	692,964

Trading portfolio liabilities	(28,380)	(29,013)	(368)	(57,761)	(43,679)	(28,725)	(56)	(72,460)
Financial liabilities designated at fair value	(117)	(297,244)	(1,212)	(298,573)	(133)	(270,880)	(1,042)	(272,055)
Derivative financial liabilities	(81)	(245,146)	(4,653)	(249,880)	(10,823)	(272,020)	(6,363)	(289,206)
Total liabilities	(28,578)	(571,403)	(6,233)	(606,214)	(54,635)	(571,625)	(7,461)	(633,721)
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
or bespoke models depending on the product type.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	159
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
Other
Description: Other includes funds and fund-linked products, issued debt, Government sponsored debt, asset backed securities, equity cash products and investment property.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	160
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

Analysis of movements in Level 3 assets and liabilities

	As at 1 January 2023					Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 31 December 2023
		Purchases	Sales	Issues	Settlements	Trading income[b]	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	595	352	(146)	—	(220)	76	—	—	56	(34)	679
Loans	4,837	1,425	(1,734)	—	(382)	(34)	—	—	384	(27)	4,469
Other	1,048	1,617	(1,143)	—	—	(31)	—	—	619	(749)	1,361
Trading portfolio assets	6,480	3,394	(3,023)	—	(602)	11	—	—	1,059	(810)	6,509

Corporate debt	1,082	39	(145)	—	—	10	(8)	—	—	(89)	889
Loans	4,553	3,630	(3,263)	—	(1,017)	36	(14)	—	213	(154)	3,984
Private equity investments	140	8	(2)	—	(6)	(8)	13	—	—	—	145
Reverse repurchase and repurchase agreements	37	166	—	—	—	6	—	—	—	—	209
Other	299	34	(1)	—	(61)	(18)	(5)	—	26	(133)	141
Financial assets at fair value through the income statement	6,111	3,877	(3,411)	—	(1,084)	26	(14)	—	239	(376)	5,368

Loans	—	533	—	—	—	—	—	—	—	—	533
Other	4	200	—	—	(3)	—	—	—	42	—	243
Assets at fair value through other comprehensive income	4	733	—	—	(3)	—	—	—	42	—	776

Investment property	5	—	(4)	—	—	—	1	—	—	—	2

Trading portfolio liabilities	(56)	(367)	45	—	—	—	—	—	—	10	(368)

Financial liabilities designated at fair value	(1,042)	(38)	—	(403)	—	(38)	(3)	—	(147)	459	(1,212)

Interest rate derivatives	(497)	131	(31)	—	58	87	—	—	326	436	510
Foreign exchange derivatives	39	—	—	—	37	(15)	—	—	11	(52)	20
Credit derivatives	(313)	(351)	56	—	(15)	(2)	—	—	51	(5)	(579)
Equity derivatives	(419)	(419)	(1)	—	3	(162)	—	—	—	(66)	(1,064)
Net derivative financial instruments[a]	(1,190)	(639)	24	—	83	(92)	—	—	388	313	(1,113)

Total	10,312	6,960	(6,369)	(403)	(1,606)	(93)	(16)	—	1,581	(404)	9,962
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	161

Analysis of movements in Level 3 assets and liabilities

	As at 1 January 2022					Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 31 December 2022
		Purchases	Sales	Issues	Settlements	Trading income[b]	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	389	392	(182)	—	(18)	(39)	—	—	87	(34)	595
Loans	758	7,009	(2,635)	—	(19)	(264)	—	—	10	(22)	4,837
Other	1,134	667	(412)	—	(298)	(43)	—	—	275	(275)	1,048
Trading portfolio assets	2,281	8,068	(3,229)	—	(335)	(346)	—	—	372	(331)	6,480

Corporate debt	818	405	—	—	(189)	48	—	—	—	—	1,082
Loans	4,947	8,689	(7,559)	—	(1,201)	(333)	—	—	49	(39)	4,553
Private equity investments	148	35	(59)	—	(3)	7	12	—	—	—	140
Reverse repurchase and repurchase agreements	13	—	—	—	—	24	—	—	—	—	37
Other	153	128	—	—	(1)	—	2	—	17	—	299
Financial assets at fair value through the income statement	6,079	9,257	(7,618)	—	(1,394)	(254)	14	—	66	(39)	6,111

Other	38	—	—	—	(32)	—	—	(2)	—	—	4
Assets at fair value through other comprehensive income	38	—	—	—	(32)	—	—	(2)	—	—	4

Investment properties	7	—	(1)	—	—	—	(1)	—	—	—	5

Trading portfolio liabilities	(27)	(23)	8	—	—	9	—	—	(27)	4	(56)

Financial liabilities designated at fair value	(404)	(285)	—	(98)	82	70	1	—	(448)	40	(1,042)

Interest rate derivatives	(260)	(217)	—	—	54	(467)	—	—	431	(38)	(497)
Foreign exchange derivatives	2	—	—	—	(6)	27	—	—	—	16	39
Credit derivatives	(386)	(4)	(2)	—	57	23	—	—	11	(12)	(313)
Equity derivatives	(1,405)	(213)	—	—	332	307	—	—	(11)	571	(419)
Net derivative financial instruments[a]	(2,049)	(434)	(2)	—	437	(110)	—	—	431	537	(1,190)

Total	5,925	16,583	(10,842)	(98)	(1,242)	(631)	14	(2)	394	211	10,312
Notes
aThe derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £3,540m (2022: £5,173m) and derivative financial liabilities are £4,653m (2022: £6,363m).
bTrading income represents gains and (losses) on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in level 2.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	162
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
instruments. The range of significant unobservable credit spreads is between 29bps- 1,672bps (2022: 17bps- 2,159bps).
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	163
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
In general, a significant increase in loan spreads in isolation will result in a fair value decrease for a loan.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	164

Sensitivity analysis of valuations using unobservable inputs
	2023				2022
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes

	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	78	—	(158)	—	119	—	(155)	—
Foreign exchange derivatives	4	—	(9)	—	16	—	(22)	—
Credit derivatives	27	—	(32)	—	79	—	(71)	—
Equity derivatives	142	—	(226)	—	161	—	(168)	—
Corporate debt	34	—	(22)	—	45	—	(27)	—
Loans	545	2	(763)	(2)	267	—	(481)	—
Private equity investments	9	—	(9)	—	10	—	(10)	—
Other[a]	126	1	(118)	(1)	30	—	(33)	—
Total	965	3	(1,337)	(3)	727	—	(967)	—
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
using current or scenario-based mark to market as an estimate of future exposure.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	165
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
impact on fair values which are based on unobservable inputs.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	166
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
Subordinated liabilities
Fair values for dated and undated convertible and non-convertible loan capital are based on quoted market rates for the issuer concerned or issuers with similar terms and conditions.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	167
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
risk mitigation section on page 42.
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	168
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
bDisposals pertain to fully depreciated assets which are not in use.
Notes to the financial statements
Assets at amortised cost and other investments

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	169
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
arrangements.
ROU asset balances relate to property leases only. Refer to Note 19 for the carrying amount of ROU assets.
The Barclays Bank Group and Barclays Bank PLC have not recognised any expenses related to short term leases during the current and previous year.

Lease liabilities	Barclays Bank Group
	2023	2022
	£m	£m
As at 1 January	496	495
Interest expense	21	18
New leases	9	18
Disposals	(1)	(4)
Cash payments[a]	(265)	(89)
Exchange and other movements	20	58
As at 31 December (see Note 21)	280	496
The below table sets out a maturity analysis of undiscounted lease liabilities, showing the lease payments after the reporting date.

Undiscounted lease liabilities maturity analysis	Barclays Bank Group
	2023	2022
	£m	£m
Not more than one year	62	91
One to two years	55	94
Two to three years	49	80
Three to four years	43	66
Four to five years	28	66
Five to ten years	72	181
Greater than ten years	16	19
Total undiscounted lease liabilities as at 31 December	325	597
Notes to the financial statements
Assets at amortised cost and other investments

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	170
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
are reviewed annually for impairment.
Notes to the financial statements
Assets at amortised cost and other investments

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	171

		Intangible assets
	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Cost
As at 1 January 2023	345	1,477	91	1,562	956	4,431
Additions	—	310	23	—	4	337
Disposals[a]	—	(325)	(13)	—	(2)	(340)
Exchange and other movements[b]	(10)	(196)	(28)	(85)	(830)	(1,149)
As at 31 December 2023	335	1,266	73	1,477	128	3,279
Accumulated amortisation and impairment
As at 1 January 2023	(68)	(787)	(49)	(1,382)	(480)	(2,766)
Disposals[a]	—	325	13	—	2	340
Amortisation charge	—	(163)	(9)	(39)	(48)	(259)
Impairment charge	—	(40)	—	—	—	(40)
Exchange and other movements[b]	—	42	3	76	409	530
As at 31 December 2023	(68)	(623)	(42)	(1,345)	(117)	(2,195)
Net book value	267	643	31	132	11	1,084
The German Consumer Finance business moved to assets held for sale during the year and this resulted in an impairment of Intangible assets of £32m.

	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Cost
As at 1 January 2022	326	1,508	95	1,339	876	4,144
Additions	—	275	—	76	17	368
Disposals[a]	—	(427)	(13)	(12)	(33)	(485)
Exchange and other movements	19	121	9	159	96	404
As at 31 December 2022	345	1,477	91	1,562	956	4,431
Accumulated amortisation and impairment
As at 1 January 2022	(68)	(966)	(52)	(1,207)	(402)	(2,695)
Disposals[a]	—	427	13	12	33	485
Amortisation charge	—	(153)	(6)	(44)	(67)	(270)
Impairment charge	—	—	—	—	—	0
Exchange and other movements	—	(95)	(4)	(143)	(44)	(286)
As at 31 December 2022	(68)	(787)	(49)	(1,382)	(480)	(2,766)
Net book value	277	690	42	180	476	1,665
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
2023 impairment review
The 2023 impairment review was performed during Q4 2023, with the approach and results of this analysis set out below.
Notes to the financial statements
Assets at amortised cost and other investments

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	172
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
bought and sold.
Notes to the financial statements
Assets at amortised cost and other investments

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	173
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
Provisions expected to be recovered or settled within no more than 12 months after 31 December 2023 for Barclays Bank Group were £717m (2022:
£764m) and for Barclays Bank PLC were £458m (2022: £560m).
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	174
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
Barclays PLC and Barclays Bank PLC have referred the RDC’s findings to the Upper Tribunal for reconsideration.
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	175
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
concluded. The financial impact of this settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	176
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
Barclays Bank Group’s operating results, cash flows or financial position. This matter is now concluded.
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	177
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
has made a counterclaim.
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	178
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
loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	179
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
Note
aInstrument values are disclosed to the nearest million.
Notes to the financial statements
Capital instruments, equity and reserves

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	180
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
Other
All issues of undated subordinated liabilities are non-convertible.
Notes to the financial statements
Capital instruments, equity and reserves

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	181

Dated subordinated liabilities[a]			Barclays Bank Group

			2023	2022
	Initial call date	Maturity date	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
Subordinated Floating Rate Notes (EUR 50m)		2023	—	44
5.75% Fixed Rate Subordinated Notes		2026	282	280
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	84	93
6.33% Subordinated Notes (GBP 50m)		2032	48	46
Subordinated Floating Rate Notes (EUR 68m)		2040	59	60
External issuances by other subsidiaries		2033	649	573
Barclays Bank PLC notes issued intra-group to Barclays PLC
2% Fixed Rate Subordinated Callable Notes (EUR 1,500m)	2023	2028	—	1,354
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	117	120
5.20% Fixed Rate Subordinated Notes (USD 1,367m)		2026	1,019	1,051
1.125% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,000m)	2026	2031	816	794
4.836% Fixed Rate Subordinated Callable Notes (USD 1,200m)	2027	2028	898	931
8.407% Fixed Rate Resetting Subordinated Callable Loan (GBP 1,000m)	2027	2032	1,030	1,009
5.088% Fixed-to-Floating Rate Subordinated Callable Notes (USD 1,300m)	2029	2030	931	966
7.437% Fixed Rate Resetting Subordinated Callable Notes (USD 2,000m)	2032	2033	1,609	1,689
5.262% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,250m)	2033	2034	1,180	1,066
7.119% Fixed-to-Floating Rate Subordinated Callable Notes (USD 860m)	2033	2034	672	—
3.811% Fixed Rate Resetting Subordinated Callable Notes (USD 1,000m)	2041	2042	619	641
5.25% Fixed Rate Subordinated Notes (USD 827m)		2045	445	488
4.95% Fixed Rate Subordinated Notes (USD 1,250m)		2047	636	174
Floating Rate Subordinated Notes (USD 456m)		2047	365	385
Barclays Bank PLC intra-group loans from Barclays PLC
Various Fixed Rate Subordinated Loans			5,632	8,042
Various Subordinated Floating Rate Loans			458	677
Various Fixed Rate Subordinated Callable Loans			17,841	16,105
Various Subordinated Floating Rate Callable Loans			370	1,127
Zero Coupon Callable Loans		2052	579	521
Total dated subordinated liabilities			36,339	38,236
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
Interest on fixed rate notes and loans is set by reference to market rates at the time of issuance and fixed until maturity.
Notes to the financial statements
Capital instruments, equity and reserves

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	182
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
Notes to the financial statements
Capital instruments, equity and reserves

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	183
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
In 2023, there were three issuances of AT1 instruments, in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities
for £2,499m (2022: three issuance for £3,134m) which includes issuance costs of £26m (2022: £32m). There were two redemptions in 2023 totalling
£2,425m (2022: two redemptions totalling £2,136m).

AT1 equity instruments
		2023	2022
	Initial call date	£m	£m
AT1 equity instruments - Barclays Bank Group
7.25% Perpetual Subordinated Contingent Convertible Securities	2023	—	500
7.75% Perpetual Subordinated Contingent Convertible Securities (USD2,500m)	2023	—	1,925
5.875% Perpetual Subordinated Contingent Convertible Securities	2024	623	623
8.0% Perpetual Subordinated Contingent Convertible Securities (USD2,000m)	2024	1,509	1,509
7.125% Perpetual Subordinated Contingent Convertible Securities	2025	299	299
6.375% Perpetual Subordinated Contingent Convertible Securities	2025	495	495
6.125% Perpetual Subordinated Contingent Convertible Securities (USD1,500m)	2025	1,134	1,134
8.3% Perpetual Subordinated Contingent Convertible Securities (SGD450m)	2027	263	263
8.875% Perpetual Subordinated Contingent Convertible Securities	2027	1,237	1,237
4.375% Perpetual Subordinated Contingent Convertible Securities (USD1,500m)	2028	1,072	1,072
9.250% Perpetual Subordinated Contingent Convertible Securities	2028	866	—
7.300% Perpetual Subordinated Contingent Convertible Securities (SGD400m)	2028	247	—
8.0% Perpetual Subordinated Contingent Convertible Securities (USD2,000m)	2029	1,634	1,634
9.625% Perpetual Subordinated Contingent Convertible Securities (USD1,750m)	2029	1,386	—
		10,765	10,691
Notes to the financial statements
Capital instruments, equity and reserves

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	184
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
Other reserves
Other reserves includes a merger reserve relating to inter-Barclays Group entity transfers, and redeemed ordinary and preference shares issued by the
Barclays Bank Group.

	Barclays Bank Group
	2023	2022
	£m	£m
Currency translation reserve	3,783	4,992
Fair value through other comprehensive income reserve	(1,207)	(1,342)
Cash flow hedging reserve	(2,895)	(5,557)
Own credit reserve	(240)	467
Other reserves	196	(24)
Total	(363)	(1,464)
Notes to the financial statements
Capital instruments, equity and reserves

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	185
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
vesting conditions – such as continuing to make payments into a share-based savings scheme.
The charge for the year arising from share based payment schemes was as follows:

	Charge for the year
	2023	2022	2021
	£m	£m	£m
Deferred Share Value Plan / Share Value Plan	254	270	235
Others	144	153	159
Total equity settled	398	423	394
Cash settled	3	3	4
Total share based payments	401	426	398
Notes to the financial statements
Employee benefits

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	186
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
There were no significant modifications to the share based payments arrangements in 2023 and 2022.
Notes to the financial statements
Employee benefits

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	187
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
Amounts recognised
The following tables include amounts recognised in the income statement and an analysis of benefit obligations and scheme assets for all Barclays Bank
Group defined benefit schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded
Notes to the financial statements
Employee benefits

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	188
and unfunded post-retirement benefits. The income statement charge with respect to defined contribution schemes is disclosed as part of footnotes to
Note 28 Staff costs.

Income statement (credit)/charge
	2023	2022	2021
	£m	£m	£m
Current service cost	119	28	58
Net finance (income)/cost	(222)	(122)	(26)
Past service cost	—	20	—
Other movements	(1)	—	2
Total	(104)	(74)	34
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
to Barclays Execution Services Limited. While the entire current service cost obligation is accounted for in the Barclays Bank Group, the income statement charge is accounted for across all the participating employers.

Balance sheet reconciliation
	2023		2022
	Barclays Bank Group Total	Of which relates to UKRF	Barclays Bank Group Total	Of which relates to UKRF
	£m	£m	£m	£m
Benefit obligation at beginning of the year	(20,801)	(19,990)	(31,834)	(30,859)
Current service cost	(151)	(141)	(209)	(197)
Interest costs on scheme liabilities	(959)	(929)	(725)	(707)
Past service cost	—	—	(20)	(20)
Remeasurement (loss)/gain - financial	(698)	(683)	10,995	10,734
Remeasurement gain/(loss) - demographic	311	310	268	270
Remeasurement (loss)/gain - experience	(264)	(260)	(521)	(510)
Employee contributions	(5)	(1)	(4)	—
Benefits paid	1,115	1,075	1,339	1,299
Exchange and other movements	32	1	(90)	—
Benefit obligation at end of the year	(21,420)	(20,618)	(20,801)	(19,990)
Fair value of scheme assets at beginning of the year	25,360	24,680	35,467	34,678
Interest income on scheme assets	1,181	1,155	847	829
Employer contribution	54	39	1,807	1,785
Remeasurement - return on scheme assets (less)/greater than discount rate	(532)	(548)	(11,510)	(11,313)
Employee contributions	5	1	4	—
Benefits paid	(1,115)	(1,075)	(1,339)	(1,299)
Exchange and other movements	(39)	(18)	84	—
Fair value of scheme assets at end of the year	24,914	24,234	25,360	24,680
Net surplus	3,494	3,616	4,559	4,690
Retirement benefit assets	3,667	3,616	4,743	4,690
Retirement benefit liabilities	(173)	—	(184)	—
Net retirement benefit assets	3,494	3,616	4,559	4,690
Notes to the financial statements
Employee benefits

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	189
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
assumptions should not be interpreted as the Barclays Bank Group expressing any specific view of the probability of such movements happening.
Notes to the financial statements
Employee benefits

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	190

Change in key assumptions
	2023	2022

	(Decrease)/Increase in UKRF defined benefit obligation	(Decrease)/Increase in UKRF defined benefit obligation
	£bn	£bn
Discount rate
0.5% p.a. increase	(1.2)	(1.1)
0.25% p.a. increase	(0.6)	(0.6)
0.25% p.a. decrease	0.6	0.6
0.5% p.a. decrease	1.3	1.2
Assumed RPI
0.5% p.a. increase	0.8	0.8
0.25% p.a. increase	0.4	0.4
0.25% p.a. decrease	(0.4)	(0.4)
0.5% p.a. decrease	(0.8)	(0.8)
Life expectancy at 60
One year increase	0.6	0.6
One year decrease	(0.6)	(0.5)
Assets
A long-term investment strategy has been set for the UKRF, with its asset allocation comprising a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others. The long-term investment strategy ensures, among other aims, that investments are adequately diversified.
Notes to the financial statements
Employee benefits

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	191
The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets
	Barclays Bank Group Total				Of which relates to UKRF
	Quoted	Unquoted[a]	Value	% of total fair value of scheme assets	Quoted	Unquoted[a]	Value	% of total fair value of scheme assets
	£m	£m	£m	%	£m	£m	£m	%
As at 31 December 2023
Equities	116	—	116	0.5	—	—		—
Private equities	—	2,259	2,259	9.1	—	2,259	2,259	9.3
Bonds - fixed government	1,544	—	1,544	6.2	1,289	—	1,289	5.3
Bonds - index-linked government	9,400	—	9,400	37.7	9,383	—	9,383	38.8
Bonds - corporate and other	6,014	1,237	7,251	29.1	5,818	1,237	7,055	29.1
Property	17	1,197	1,214	4.9	—	1,197	1,197	4.9
Infrastructure	814	720	1,534	6.2	814	720	1,534	6.3
Hedge funds	11	1,309	1,320	5.3	—	1,309	1,309	5.4
Derivatives	25	(1,584)	(1,559)	(6.3)	25	(1,584)	(1,559)	(6.4)
Longevity reinsurance contracts	—	(131)	(131)	(0.5)	—	(131)	(131)	(0.5)
Cash and liquid assets[b]	(1,134)	3,036	1,902	7.6	(1,143)	3,036	1,893	7.8
Mixed investment funds	12	—	12	—	—	—	—	—
Other	5	47	52	0.2	—	5	5	—
Fair value of scheme assets	16,824	8,090	24,914	100.0	16,186	8,048	24,234	100.0

As at 31 December 2022
Equities	113	—	113	0.5	—	—	—	0.0
Private equities	—	2,734	2,734	10.8	—	2,734	2,734	11.1
Bonds - fixed government	1,353	—	1,353	5.3	1,098	—	1,098	4.4
Bonds - index-linked government	9,847	—	9,847	38.9	9,829	—	9,829	39.9
Bonds - corporate and other	5,884	1,551	7,435	29.3	5,690	1,551	7,241	29.3
Property	13	1,310	1,323	5.2	—	1,310	1,310	5.3
Infrastructure	793	790	1,583	6.2	793	790	1,583	6.4
Hedge funds	11	1,362	1,373	5.4	—	1,362	1,362	5.5
Derivatives	(20)	(1,837)	(1,857)	(7.3)	(20)	(1,837)	(1,857)	(7.5)
Longevity reinsurance contracts	—	(123)	(123)	(0.5)	—	(123)	(123)	(0.5)
Cash and liquid assets[b]	(1,776)	3,286	1,510	6.0	(1,789)	3,286	1,497	6.1
Mixed Investment funds	11	—	11	—	—	—	—	—
Other	7	51	58	0.2	—	6	6	—
Fair value of scheme assets	16,236	9,124	25,360	100.0	15,601	9,079	24,680	100.0
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
agreements and reverse repurchase agreements to achieve the Trustee’s liability hedging objective. Investment managers are allowed to undertake repo
Notes to the financial statements
Employee benefits

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	192
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
defined contribution schemes in 2024 is £6m to the UKRF and £59m to the BPSP.
Notes to the financial statements
Employee benefits

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	193
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
out below is excluded from consolidation because the Barclays Bank Group does not have exposure to its variable returns.

Company name	Country of registration or incorporation	Percentage of voting rights held (%)	Equity shareholders' funds (£m)	Retained profit for the year (£m)
Palomino Limited	Cayman Islands	100	—	—
Notes to the financial statements
Scope of consolidation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	194
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
issued by securitisation vehicles and facilitating customer requirements through funds.
Notes to the financial statements
Scope of consolidation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	195
The nature and extent of the Barclays Bank Group’s interests in structured entities is summarised below:

Summary of interests in unconsolidated structured entities
	Secured financing	Short-term traded interests	Traded derivatives	Other interests	Total
	£m	£m	£m	£m	£m
As at 31 December 2023
Assets
Trading portfolio assets	—	15,482	—	—	15,482
Financial assets at fair value through the income statement	74,551	—	—	1,099	75,650
Derivative financial instruments	—	—	5,685	—	5,685
Financial assets at fair value through other comprehensive income	—	—	—	838	838
Loans and advances at amortised cost	—	—	—	34,162	34,162
Debt securities at amortised cost	—	—	—	9,217	9,217
Reverse repurchase agreements and other similar secured lending	896	—	—	—	896
Other assets	—	—	—	130	130
Total assets	75,447	15,482	5,685	45,446	142,060
Liabilities
Derivative financial instruments	—	—	6,173	—	6,173

As at 31 December 2022
Assets
Trading portfolio assets	—	8,632	—	—	8,632
Financial assets at fair value through the income statement	75,166	—	—	2,406	77,572
Derivative financial instruments	—	—	4,555	—	4,555
Financial assets at fair value through other comprehensive income	—	—	—	423	423
Loans and advances at amortised cost	—	—	—	30,528	30,528
Debt securities at amortised cost	—	—	—	6,314	6,314
Reverse repurchase agreements and other similar secured lending	117	—	—	—	117
Other assets	—	—	—	65	65
Total assets	75,283	8,632	4,555	39,736	128,206
Liabilities
Derivative financial instruments	—	—	8,460	—	8,460
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
requirements are consistent with market practice for many derivative arrangements and in line with the Barclays Bank Group’s normal credit policies.
Notes to the financial statements
Scope of consolidation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	196
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
Barclays Bank Group incurred immaterial impairment against such facilities.
Notes to the financial statements
Scope of consolidation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	197
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
33Investments in associates and joint ventures
Accounting for associates and joint ventures
There are no individually significant investments in joint ventures or associates held by Barclays Bank Group.

	2023			2022
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m
Equity accounted (Group)	22	—	22	26	—	26

	2023			2022
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m
Equity accounted (Parent)	12	—	12	12	—	12
Summarised financial information for the Barclays Bank Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the Barclays Bank Group’s share of the net income of the investees for the year ended 31 December 2023, with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	Associates			Joint ventures
	2023	2022	2021	2023	2022	2021
	£m	£m	£m	£m	£m	£m
(Loss)/Profit from continuing operations	(4)	3	—	—	—	—
Other comprehensive income	—	—	1	—	—	—
Total comprehensive (loss)/income from continuing operations	(4)	3	1	—	—	—
Notes to the financial statements
Scope of consolidation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	198
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
financing into these structures in the form of retained notes, which do not bear first losses.
Notes to the financial statements
Scope of consolidation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	199
The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement[a]			Gain from continuing involvement
	Carrying amount	Fair value	Maximum exposure to loss	For the year ended	Cumulative to 31 December
Type of transfer	£m	£m	£m	£m	£m
2023
Asset backed securities	2	2	2	—	3
Residential mortgage backed securities	1,158	1,156	1,158	57	75
Commercial mortgage backed securities	392	341	392	3	19
Total	1,552	1,499	1,552	60	97

2022
Asset backed securities	8	8	8	1	3
Residential mortgage backed securities	432	426	432	18	22
Commercial mortgage backed securities	412	357	412	5	16
Total	852	791	852	24	41
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
Collateralised transactions, such as securities lending and borrowing, repurchase and derivative transactions are conducted in accordance with standard terms which are customary in the market.
The following table summarises the nature and carrying amount of the assets pledged as security:

	Barclays Bank Group
	2023	2022
	£m	£m
Cash collateral and settlement balances	70,007	75,790
Loans and advances at amortised cost	46,902	36,752
Trading portfolio assets	117,696	63,914
Financial assets at fair value through the income statement	9,847	7,747
Financial assets at fair value through other comprehensive income	24,118	16,164
Assets pledged	268,570	200,367
Notes to the financial statements
Scope of consolidation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	200
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
conducted in accordance with standard terms which are customary in the market.
The fair value at the balance sheet date of collateral accepted and re-pledged to others was as follows:

	Barclays Bank Group
	2023	2022
	£m	£m
Fair value of securities accepted as collateral	1,207,312	989,211
Of which fair value of securities re-pledged/transferred to others	1,105,760	892,760
Notes to the financial statements
Scope of consolidation

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	201
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
Officer and the heads of major business units and functions.
Notes to the financial statements
Other disclosure matters

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	202
The Barclays Bank Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2023	2022
	£m	£m
As at 1 January	—	—
Loans issued during the year[a]	11.1	0.1
Loan repayments during the year[b]	(0.3)	0.1
As at 31 December	10.8	—
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
Management Personnel.

	2023	2022	2021
	£m	£m	£m
Salaries and other short-term benefits	46.1	44.2	35.2
Pension costs	0.2	0.2	0.2
Other long-term benefits	10.8	12.1	8.5
Share-based payments	16.3	16.5	13.2
Employer social security charges on emoluments	8.2	7.5	6.0
Costs recognised for accounting purposes	81.6	80.5	63.1
Employer social security charges on emoluments	(8.2)	(7.5)	(6.0)
Other long-term benefits – difference between awards granted and costs recognised	2.1	0.1	3.3
Share-based payments – difference between awards granted and costs recognised	4.5	4.2	6.1
Total remuneration awarded	80.0	77.3	66.5
Notes to the financial statements
Other disclosure matters

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	203
Disclosure required by the Companies Act 2006
The following information regarding the Barclays Bank PLC Board of Directors is presented in accordance with the Companies Act 2006:

	2023	2022	2021
	£m	£m	£m
Aggregate emoluments[a]	7.2	7.1	6.3
Amounts paid under LTIPs[b]	—	0.4	1.2
	7.2	7.5	7.5
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
Directors during the year was £0.1m (2022: £nil). The total value of guarantees entered into on behalf of Directors during 2023 was £nil (2022: £nil).
Notes to the financial statements
Other disclosure matters

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	204
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
The perimeter of the disposal group has been accounted for in line with the requirements of IFRS5 as at 31 December 2023. A detailed analysis of the disposal group is presented below:
Notes to the financial statements
Other disclosure matters

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	205

As at 31 December	2023
£m
Assets included in disposal groups classified as held for sale
Loans and advances to customers	3,855
Intangible assets	15
Property, plant and equipment	24
Other assets	22
Total assets classified as held for sale	3,916

Liabilities included in disposal groups classified as held for sale
Deposits from customers	3,077
Other liabilities	83
Provisions	4
Total liabilities classified as held for sale	3,164

Net assets classified as held for sale	752
Notes to the financial statements
Other disclosure matters

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	206
40Barclays Bank PLC (the Parent company)

Income Statement
Barclays Bank PLC
	2023	2022	2021
For the year ended 31 December	£m	£m	£m
Continuing operations
Interest and similar income	24,474	10,576	4,190
Interest and similar expense	(21,990)	(8,278)	(3,096)
Net interest income	2,484	2,298	1,094
Fee and commission income	3,006	2,949	2,989
Fee and commission expense	(1,149)	(850)	(656)
Net fee and commission income	1,857	2,099	2,333
Other income	4,908	7,446	4,913
Total income	9,249	11,843	8,340
Staff costs	(1,918)	(1,699)	(1,598)
Infrastructure costs	(246)	(145)	(409)
Administration and general expenses	(3,813)	(3,336)	(3,051)
Litigation and conduct	(30)	(1,340)	(360)
Operating expenses	(6,007)	(6,520)	(5,418)
Impairment of investments in subsidiaries	(166)	(2,533)	(107)
Profit on disposal of subsidiaries, associates and joint ventures	(1)	119	94
Profit before impairment	3,075	2,909	2,909
Credit impairment releases/(charges)	(98)	(165)	414
Profit before tax	2,977	2,744	3,323
Taxation	(111)	40	113
Profit after tax	2,866	2,784	3,436

Attributable to:
Equity holders of the parent	1,619	1,802	2,641
Other equity instrument holders	1,247	982	795
Total equity holders of the parent	2,866	2,784	3,436
Profit after tax	2,866	2,784	3,436
Notes to the financial statements
Other disclosure matters

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	207
Barclays Bank PLC (the Parent company)

Statement of comprehensive income
	2023	2022	2021
For the year ended 31 December	£m	£m	£m
Profit after tax	2,866	2,784	3,436
Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[a]	(572)	1,149	128
Fair value through other comprehensive income reserve movement relating to debt securities
Net gains/(losses) from changes in fair value	1,140	(6,383)	(1,382)
Net (gains)/losses transferred to net profit on disposal	(102)	68	(248)
Net (gains)/losses relating to (release of) impairment	(2)	8	(6)
Net (losses)/gains due to fair value hedging	(850)	4,626	1,103
Tax	(54)	449	170
Cash flow hedging reserve
Net gains/(losses) from changes in fair value	2,443	(6,733)	(2,230)
Net losses/(gains) transferred to net profit	1,006	470	(333)
Tax	(966)	1,707	748
Other comprehensive income/(loss) that may be recycled to profit or loss	2,043	(4,639)	(2,050)

Other comprehensive (loss)/income not recycled to profit or loss:
Retirement benefit remeasurements	(1,175)	(791)	1,261
Own credit	(975)	1,973	(55)
Tax	608	(138)	(563)
Other comprehensive (loss)/income not recycled to profit or loss	(1,542)	1,044	643

Other comprehensive income/(loss) for the year	501	(3,595)	(1,407)

Total comprehensive income/(loss) for the year	3,367	(811)	2,029

Attributable to:
Equity holders of the parent	3,367	(811)	2,029
Total comprehensive income/(loss) for the year	3,367	(811)	2,029
Note
aThere are no CTR recycling events during 2023, 2022 & 2021.
The Parent company financials on pages 126 to 130 form part of this note.
Dividends received by the Parent company totalled £529m (2022: £1,862m, 2021: £1,174m).
Notes to the financial statements
Other disclosure matters

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	208
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
2023, being Ordinary Shares, Dollar Preference shares and Euro Preference Shares is included in Note 26 to the Financial Statements (Ordinary shares, preference shares and other equity).
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	209
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
Notices
Save where the articles expressly require otherwise, a document or information may be sent by the Company in hard copy form, electronic form, by being made available on a website, or by another means agreed with the recipient, in accordance with the provisions set out in the Companies Act 2006.
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	210
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
For dividends paid on or after 6 April 2016, the rate of UK income tax applicable to the Total Dividend Income will depend on the amount of the Total
Dividend Income and the UK income tax band(s) that the Total Dividend Income falls within when included as part of the shareholder’s total income for
UK income tax purposes for that tax year.
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	211
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
investment income). Investors are advised to consult their tax advisers regarding the tax implications of their particular holdings, including the consequences under applicable state and local law, and in particular whether they are eligible for the benefits of the Treaty (as defined below).
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	212
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
interest charge in respect of the tax attributable to each such year.
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	213
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
Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive Officer and Chief Financial Officer
concluded that the design and operation of these disclosure controls and procedures were effective.
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	214
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
Barclays maintains a customer relationship with a UK-incorporated law firm. In 2023, Barclays processed one payment, on behalf of our customer, where the remitter of the payment was a law firm in Germany. The German law firm was representing an Iranian SDN airline, ultimately owned by the
Government of Iran, in arbitration proceedings in France. The payment was for legal advice provided by our customer to the German law firm in relation
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	215
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
Frozen Accounts
Barclays, and several Barclays customers, continue to hold funds belonging to various SDNs and Government of Iran-owned entities in internal blocked and sundry accounts, some of which are interest bearing. These accounts are held in accordance with applicable laws and regulations. Barclays attributed no revenue in 2023 in relation to this activity.
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	216
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
Class C Shares
Class D Shares
Class E Shares
First Class Common Shares, Second Class Common Shares
Redeemable Class A Shares
Not Consolidated
Tracker 1 Euro, GBP, and USD Shares

Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	217

Wholly owned subsidiaries	Note
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
Barclays Capital Japan Securities Holdings Limited (In Liquidation)
Barclays Global Shareplans Nominee Limited (In Liquidation)
Barclays Nominees (Branches) Limited (In Liquidation
Barclays Singapore Global Shareplans Nominee Limited (In Liquidation)
Cobalt Investments Limited (In Liquidation)	A
DMW Realty Limited (In Liquidation)	A

1-4 , Clyde Place Lane, Glasgow, G5 8DP
R.C. Greig Nominees Limited	A

9, allée Scheffer, Luxembourg, L-2520
Barclays Blossom Finance Limited Partnership	B, M
Barclays Claudas Investments Partnership	B, M
Barclays Pelleas Investments Limited Partnership	B, M

Argentina
855 Leandro N.Alem Avenue, 8th Floor, Buenos Aires
Compañía Sudamerica S.A.	A

Marval, O’Farrell & Mairal, Av. Leandro N. Alem 882, Buenos Aires, C1001AAQ
Compañia Regional del Sur S.A.	A

Brazil
Av. Brigadeiro Faria Lima, No.4.440, 12th Floor, Bairro Itaim Bibi, Sao Paulo, CEP, 04538-132
Barclays Brasil Assessoria Financeira Ltda	A
BNC Brazil Consultoria Empresarial Ltda	A

Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	218

Wholly owned subsidiaries	Note
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

6-10-1 Roppongi, Minato-Ku, Tokyo
Barclays Wealth Services Limited

Jersey
Gaspé House, 66-72 Esplanade, St. Helier, JE1 1GH
Barclays Services Jersey Limited	A

5 Espalanade, St Helier, JE2 3QA
Barclays Wealth Management Jersey Limited	A

13 Library Place, St Helier, JE4 8NE
Barclays Nominees (Jersey) Limited	A
Barclaytrust Channel Islands Limited	A
Estera Trust (Jersey) Limited, 13-14 Esplanade, St Helier, JE1 1EE, Jersey
MK Opportunities GP Ltd	A

Luxembourg
9, allée Scheffer, L-2520
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	219

Wholly owned subsidiaries	Note

Barclays Bedivere Investments S.à r.l.	G, H, I
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
Barclays Equity Holdings Inc.

Corporation Service Company Goodwin Square, 225 Asylum Street 20th Floor Hartford CT 06103
Barclays Capital Inc.

Corporation Service Company, 2626, Glenwood Ave, Suite 550, Raleigh, NC, 27608
Barclays US GPF Inc.
Equifirst Corporation (In Liquidation, dissolved with State of North Carolina)
Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	220

Wholly owned subsidiaries	Note
125 S West Street Wilmington, DE 19801
Curve Investments GP		B
Barclays Dryrock Issuance Trust

Unless otherwise stated, the undertakings
below are included in the consolidation and the
share capital held by  Barclays Bank PLC
comprises ordinary and/or common shares,
which are held by subsidiaries of Barclays Bank
PLC . The percentage of the nominal value of
each share class held by Barclays Bank PLC is
provided below.

Other Related Undertakings	%	Note
United Kingdom
1 Churchill Place, London, E14 5HP
PSA Credit Company Limited (In Liquidation)	100.00	H, J
Barclays Secured Funding (LM)	20.00
50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ
Equistone Founder Partner II L.P.	20.00	B, Y
Equistone Founder Partner III L.P.	20.00	B, Y

Enigma, Wavendon Business Park Milton Keynes, MK178LX
Intelligent Processing Solutions Limited	19.50	Y

Cayman Islands
PO Box 309, Ugland House, Grand Cayman KY1-1104
Newman Holdings Limited (In Liquidation)	80.60	Y

Korea, Republic of
18th Floor, Daishin Finance Centre, 343, Samil-daero, Jung- go, Seoul
Woori BC Pegasus Securitization Specialty Co. Ltd	70.00	W

Luxembourg
9, allee Scheffer, L-2520
Barclays Alzin Investments S.à r.l.	100.00	R,S, U
Barclays Bordang Investments S.à r.l.	100.00	R, S
Preferred Funding S.à r.l.	100.00	F
Preferred Investments S.à r.l.	100.00	G, P
Barclays Lamorak	100.00	E,Q
Malta
RS2 Buildings, Fort Road, Mosta, MST 1859
RS2 Software PLC	18.14	Y

United States
Corporation Trust Company, Corporation Trust Centre, 1209 Orange Street, Wilmington DE 19801
DG Solar Lessee, LLC	75.00	C, Y
DG Solar Lessee II, LLC	75.00	C, Y
VS BC Solar Lessee I LLC	50.00	C, Y

1415 Louisiana Street, Suite 1600, TX 77002-0000
Sabine Oil & Gas Holdings, Inc. (In Liquidation)	22.12	Y

Additional unaudited information

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	221
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
Note
aData source: Dealogic for the period covering 1 January 2023 to 31 December 2023.
Additional unaudited information
Income statement commentary

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	222
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
Retained earnings increased £0.4bn to £47.8bn, mainly due to profits of £2.8bn, offset by dividends of £1.4bn and a decrease in the pension remeasurement reserve of £0.8bn.
Additional unaudited information
Balance sheet commentary

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	223
Deposits
Average deposits at amortised cost, Average interest rate paid - split by type and UK vs Non-UK
The following tables present average deposits at amortised cost and their associated interest expense by deposit type split into UK vs Non-UK.

Barclays Bank Group	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2023	£m	£m	%
UKa
Current and demand accounts
– interest free	34,895	—	—
– interest bearing	39,428	437	1.1
Savings accounts	16,534	102	0.6
Time deposits	65,824	3,345	5.1
Total UK	156,681	3,884	2.5

Non-UKa
Current and demand accounts
– interest free	15,605	—	—
– interest bearing	14,893	85	0.6
Savings accounts	15,219	252	1.7
Time deposits	105,126	4,520	4.3
Total Non-UK	150,843	4,857	3.2
Total Deposits at Amortised Cost	307,524	8,741	2.8

Barclays Bank Group	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2022	£m	£m	%
UKa
Current and demand accounts
– interest free	45,336	—	—
– interest bearing	38,015	219	0.6
Savings accounts	19,581	115	0.6
Time deposits	58,879	954	1.6
Total UK	161,811	1,288	0.8

Non-UKa
Current and demand accounts
– interest free	18,465	—	—
– interest bearing	16,137	167	1.0
Savings accounts	15,558	231	1.5
Time deposits	88,119	1,418	1.6
Total Non-UK	138,279	1,816	1.3
Total Deposits at Amortised Cost	300,090	3,104	1.0
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	224

Barclays Bank Group	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2021	£m	£m	%
UKa
Current and demand accounts
– interest free	44,482	—	—
– interest bearing	34,026	7	—
Savings accounts	20,809	4	—
Time deposits	66,330	71	0.1
Total UK	165,647	82	—

Non-UKa
Current and demand accounts
– interest free	16,195	—	—
– interest bearing	15,462	29	0.2
Savings accounts	13,969	71	0.5
Time deposits	50,831	149	0.3
Total Non-UK	96,457	249	0.3
Total Deposits at Amortised Cost	262,104	331	0.1
Note
aThe country analysis in the table above is based on the location of the counterparty with which the deposits at amortised cost are recorded.
Deposits at amortised cost in offices in the United Kingdom received from non-residents amounted to £48,515m (2022: £40,084m).
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	225
Uninsured other time deposits

Barclays Bank Group	2023	2022
	£m	£m
3 months or less	121,529	117,345
3 to 6 months	20,075	18,666
6 to 12 months	19,113	10,340
12 months and over	3,772	2,643
Total	164,489	148,994
As at 31 December 2023, £1,134m (2022: £382m) of U.S. time deposits were in excess of the Federal Deposit Insurance Corporation insurance limit.
Of the total deposits at amortised, there are uninsured deposits of £237,837m (2022: £237,286m) which are not insured through the UK Financial
Services Compensation Scheme (FSCS) or other similar deposits schemes.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	226
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
Further information on the contractual maturity of the Barclays Bank Group’s assets and liabilities is given in the Liquidity risk section.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	227
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
Further information on the contractual maturity of the Barclays Bank PLC’s assets and liabilities is given in the Liquidity risk section.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	228
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
corporate securities.

Maturities and yield of investment debt securities

Barclays Bank Group	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
As at 31 December 2023	£m	%	£m	%	£m	%	£m	%	£m	%
Debt securities at amortised cost	8,994	3.9%	19,560	3.4%	1,114	3.6%	9,378	3.5%	39,046	3.5%
Financial assets at fair value through other comprehensive income	7,576	2.5%	18,045	2.5%	14,108	3.0%	10,921	2.7%	50,650	2.7%
Total book Value	16,570		37,605		15,222		20,299		89,696
The above table is only for debt securities held at the reporting date and does not include associated hedges.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	229
Average balance sheet
Average balances are based upon monthly averages. UK and Non-UK is based on the location of the office where the transactions are recorded.

Assets		2023
Barclays Bank Group		Average balance	Interest income	Interest expense[a]	Total interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	78,548	3,101	—	3,101	3.9
Cash and balances at central banks	Non-UK	133,302	5,283	(4)	5,279	4.0
Cash and balances at central banks	Total	211,850	8,384	(4)	8,380	4.0
Loans and advances at amortised cost	UK	97,152	4,219	—	4,219	4.3
Loans and advances at amortised cost	Non-UK	92,044	5,454	—	5,454	5.9
Loans and advances at amortised cost[b]	Total	189,196	9,673	—	9,673	5.1
Cash collateral	UK	51,205	1,295	—	1,295	2.5
Cash collateral	Non-UK	25,880	692	—	692	2.7
Cash collateral	Total	77,085	1,987	—	1,987	2.6
Reverse repurchase agreements	UK	700	22	—	22	3.1
Reverse repurchase agreements	Non-UK	1,247	58	(3)	55	4.4
Reverse repurchase agreements	Total	1,947	80	(3)	77	4.0
Interest earning assets at fair value through other comprehensive income	UK	45,340	3,646	—	3,646	8.0
Interest earning assets at fair value through other comprehensive income	Non-UK	3,458	162	—	162	4.7
Interest earning assets at fair value through other comprehensive income	Total	48,798	3,808	—	3,808	7.8
Other interest and similar income[c]		—	329	(46)	283	—
Total interest earning assets not at fair value through income statement		528,876	24,261	(53)	24,208	4.6
Less interest and similar expense			(17,608)	53	(17,555)	—
Net interest			6,653	—	6,653	—
Interest earning assets at fair value through income statement	UK	226,915
Interest earning assets at fair value through income statement	Non-UK	123,109
Interest earning assets at fair value through income statement	Total	350,024
Total interest earning assets		878,900
Impairments		(4,001)
Non-interest earning assets		419,474
Total		1,294,373
Percentage of total average interest earning assets in offices outside the UK		43%
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
cOther interest and similar income principally relates to hedging activity.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	230

Assets		2022
Barclays Bank Group		Average balance	Interest income	Interest expense[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Cash and balances at central banks	UK	67,386	850	—	850	1.3
Cash and balances at central banks	Non-UK	137,155	1,247	(190)	1,057	0.8
Cash and balances at central banks	Total	204,541	2,097	(190)	1,907	0.9
Loans and advances at amortised cost	UK	92,966	3,059	—	3,059	3.3
Loans and advances at amortised cost	Non-UK	84,273	4,395	—	4,395	5.2
Loans and advances at amortised cost[b]	Total	177,239	7,454	—	7,454	4.2
Cash collateral	UK	57,514	366	(1)	365	0.6
Cash collateral	Non-UK	23,592	39	(15)	24	0.1
Cash collateral	Total	81,106	405	(16)	389	0.5
Reverse repurchase agreements	UK	607	17	—	17	2.8
Reverse repurchase agreements	Non-UK	2,383	12	(2)	10	0.4
Reverse repurchase agreements	Total	2,990	29	(2)	27	0.9
Interest earning assets at fair value through other comprehensive income	UK	41,150	1,392	—	1,392	3.4
Interest earning assets at fair value through other comprehensive income	Non-UK	4,447	101	—	101	2.3
Interest earning assets at fair value through other comprehensive income	Total	45,597	1,493	—	1,493	3.3
Other interest and similar income[c]		—	301	(208)	93	—
Total interest earning assets not at fair value through income statement		511,473	11,779	(416)	11,363	2.2
Less interest and similar expense		—	(6,381)	416	(5,965)	—
Net interest			5,398	—	5,398	—
Interest earning assets at fair value through income statement	UK	208,206
Interest earning assets at fair value through income statement	Non-UK	113,918
Interest earning assets at fair value through income statement	Total	322,124
Total interest earning assets		833,597
Impairments		(3,608)
Non-interest earning assets		464,243
Total		1,294,232
Percentage of total average interest earning assets in offices outside the UK		44%
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
cOther interest and similar income principally relates to hedging activity.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	231

Assets		2021
Barclays Bank Group		Average balance	Interest income	Interest expense[a]	Total net interest	Rate
		£m	£m	£m	£m
Cash and balances at central banks	UK	45,958	56	—	56	0.1
Cash and balances at central banks	Non-UK	130,493	72	(304)	(232)	(0.2)
Cash and balances at central banks	Total	176,451	128	(304)	(176)	(0.1)
Loans and advances at amortised cost	UK	76,236	1,876	—	1,876	2.5
Loans and advances at amortised cost	Non-UK	64,389	2,389	(1)	2,388	3.7
Loans and advances at amortised cost[b]	Total	140,625	4,265	(1)	4,264	3.0
Cash collateral	UK	47,035	109	(29)	80	0.2
Cash collateral	Non-UK	20,358	24	(36)	(12)	(0.1)
Cash collateral	Total	67,393	133	(65)	68	0.1
Reverse repurchase agreements	UK	598	11	—	11	1.8
Reverse repurchase agreements	Non-UK	4,078	7	(4)	3	0.1
Reverse repurchase agreements	Total	4,676	18	(4)	14	0.3
Interest earning assets at fair value through other comprehensive income	UK	45,029	342	—	342	0.8
Interest earning assets at fair value through other comprehensive income	Non-UK	3,006	38	—	38	1.3
Interest earning assets at fair value through other comprehensive income	Total	48,035	380	—	380	0.8
Other interest and similar income[c]		—	748	(248)	500
Total interest earning assets not at fair value through P&L		437,180	5,672	(622)	5,050	1.2
Less interest and similar expense		—	(2,599)	622	(1,977)
Net interest			3,073	—	3,073
Interest earning assets at fair value through P&L	UK	190,258
Interest earning assets at fair value through P&L	Non-UK	103,179
Interest earning assets at fair value through P&L	Total	293,437
Total interest earning assets		730,617
Impairments		(4,251)
Non-interest earning assets		401,358
Total		1,127,724
Percentage of total average interest earning assets in offices outside the UK		45%
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
cOther interest and similar income principally includes interest income relating to hedging activity.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	232

Liabilities
		2023
Barclays Bank Group		Average balance	Interest expense	Interest income[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	162,350	5,000	—	5,000	3.1
Deposits at amortised cost	Non-UK	93,174	3,647	—	3,647	3.9
Deposits at amortised cost	Total	255,524	8,647	—	8,647	3.4
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	1,500	94	—	94	6.3
Federal funds purchased	Total	1,500	94	—	94	6.3
Cash collateral	UK	44,383	1,406	—	1,406	3.2
Cash collateral	Non-UK	25,678	800	—	800	3.1
Cash collateral	Total	70,061	2,206	—	2,206	3.1
Debt securities in issue	UK	10,524	624	—	624	5.9
Debt securities in issue	Non-UK	19,432	1,086	—	1,086	5.6
Debt securities in issue	Total	29,956	1,710	—	1,710	5.7
Commercial paper	UK	11,332	454	(46)	408	3.6
Commercial paper	Non-UK	16,840	866	—	866	5.1
Commercial paper	Total	28,172	1,320	(46)	1,274	4.5
Subordinated liabilities	UK	36,568	2,653	—	2,653	7.3
Subordinated liabilities	Non-UK	607	44	—	44	7.2
Subordinated liabilities	Total	37,175	2,697	—	2,697	7.3
Repurchase agreements	UK	19,371	586	—	586	3.0
Repurchase agreements	Non-UK	1,899	73	—	73	3.8
Repurchase agreements	Total	21,270	659	—	659	3.1
Other interest and similar expense[b]		—	275	(7)	268	—
Total interest bearing liabilities not at fair value through income statement		443,658	17,608	(53)	17,555	4.0
Interest bearing liabilities at fair value through income statement	UK	313,177
Interest bearing liabilities at fair value through income statement	Non-UK	74,730
Interest bearing liabilities at fair value through income statement	Total	387,907
Total interest bearing liabilities		831,565
Interest free customer deposits	UK	33,671
Interest free customer deposits	Non-UK	16,829
Interest free customer deposits	Total	50,500
Other non-interest bearing liabilities		353,037
Shareholders' equity		59,271
Total		1,294,373
Percentage of total average interest earning liabilities in offices outside the UK		28%
Notes
aNegative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bOther interest and similar expense principally relates to hedging activity.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	233

Liabilities		2022
Barclays Bank Group		Average balance	Interest expense	Interest income[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	153,385	2,000	(8)	1,992	1.3
Deposits at amortised cost	Non-UK	81,715	1,077	(67)	1,010	1.2
Deposits at amortised cost	Total	235,100	3,077	(75)	3,002	1.3
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	1,189	27	—	27	2.3
Federal funds purchased	Total	1,189	27	—	27	2.3
Cash collateral	UK	50,430	365	(63)	302	0.6
Cash collateral	Non-UK	22,610	31	—	31	0.1
Cash collateral	Total	73,040	396	(63)	333	0.5
Debt securities in issue	UK	11,677	538	—	538	4.6
Debt securities in issue	Non-UK	21,987	539	—	539	2.5
Debt securities in issue	Total	33,664	1,077	—	1,077	3.2
Commercial paper	UK	14,655	130	(62)	68	0.5
Commercial paper	Non-UK	15,247	266	(5)	261	1.7
Commercial paper	Total	29,902	396	(67)	329	1.1
Subordinated liabilities	UK	32,664	943	—	943	2.9
Subordinated liabilities	Non-UK	527	23	—	23	4.4
Subordinated liabilities	Total	33,191	966	—	966	2.9
Repurchase agreements	UK	10,036	41	—	41	0.4
Repurchase agreements	Non-UK	2,982	12	(3)	9	0.3
Repurchase agreements	Total	13,018	53	(3)	50	0.4
Other interest and similar expense[b]		—	389	(208)	181	—
Total interest bearing liabilities not at fair value through income statement		419,104	6,381	(416)	5,965	1.4
Interest bearing liabilities at fair value through income statement	UK	273,623
Interest bearing liabilities at fair value through income statement	Non-UK	66,573
Interest bearing liabilities at fair value through income statement	Total	340,196
Total interest bearing liabilities		759,300
Interest free customer deposits	UK	46,670
Interest free customer deposits	Non-UK	17,131
Interest free customer deposits	Total	63,801
Other non-interest bearing liabilities		412,674
Shareholders' equity		58,457
Total		1,294,232
Percentage of total average interest earning liabilities in offices outside the UK		28%
Notes
aNegative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bOther interest and similar expense principally includes interest expense relating to hedging activity.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	234

Liabilities		2021
Barclays Bank Group		Average balance	Interest expense	Interest income[a]	Total net interest	Rate
		£m	£m	£m	£m	%
Deposits at amortised cost	UK	130,828	112	(55)	57	—
Deposits at amortised cost	Non-UK	69,811	218	(77)	141	0.2
Deposits at amortised cost	Total	200,639	330	(132)	198	0.1
Federal funds purchased	UK	—	—	—	—	—
Federal funds purchased	Non-UK	788	1	—	1	0.1
Federal funds purchased	Total	788	1	—	1	0.1
Cash collateral	UK	44,591	42	(40)	2	—
Cash collateral	Non-UK	16,036	22	—	22	0.1
Cash collateral	Total	60,627	64	(40)	24	—
Debt securities in issue	UK	9,295	290	—	290	3.1
Debt securities in issue	Non-UK	12,745	95	—	95	0.7
Debt securities in issue	Total	22,040	385	—	385	1.7
Commercial paper	UK	9,094	4	(26)	(22)	(0.2)
Commercial paper	Non-UK	11,337	24	(6)	18	0.2
Commercial paper	Total	20,431	28	(32)	(4)	—
Subordinated liabilities	UK	29,757	922	—	922	3.1
Subordinated liabilities	Non-UK	227	12	—	12	5.3
Subordinated liabilities	Total	29,984	934	—	934	3.1
Repurchase agreements	UK	8,793	15	—	15	0.2
Repurchase agreements	Non-UK	2,542	1	(44)	(43)	(1.7)
Repurchase agreements	Total	11,335	16	(44)	(28)	(0.2)
Other interest and similar expense[b]		—	841	(374)	467	—
Total interest bearing liabilities not at fair value through income statement		345,844	2,599	(622)	1,977	0.6
Interest bearing liabilities at fair value through income statement	UK	268,067
Interest bearing liabilities at fair value through income statement	Non-UK	55,754
Interest bearing liabilities at fair value through income statement	Total	323,821
Total interest bearing liabilities		669,665
Interest free customer deposits	UK	45,498
Interest free customer deposits	Non-UK	15,179
Interest free customer deposits	Total	60,677
Other non-interest bearing liabilities		343,510
Shareholders' equity		53,872
Total		1,127,724
Percentage of total average interest earning liabilities in offices outside the UK		25%
Notes
aNegative interest earned on liabilities (which is presented within interest and similar income in the statutory accounts) is included in determining the total net interest figure. This presentation is deemed appropriate to represent the return associated with each asset class in the table.
bOther interest and similar expense principally includes interest expense relating to hedging activity.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	235
Changes in total interest – volume and rate analysis
The following tables allocate changes in interest between changes in volume and changes in interest rates for the last two years. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. Where variances have arisen from changes in both volumes and interest rates, these have been allocated proportionately between the two.

Interest income
Barclays Bank Group		2023/2022 Change due to increase/(decrease) in:			2022/2021 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Cash and balances at central banks	UK	2,251	163	2,088	794	38	756
Cash and balances at central banks	Non-UK	4,222	(31)	4,253	1,289	(11)	1,300
Cash and balances at central banks	Total	6,473	132	6,341	2,083	27	2,056
Loans and advances at amortised cost	UK	1,160	143	1,017	1,183	467	716
Loans and advances at amortised cost	Non-UK	1,059	427	632	2,007	867	1,140
Loans and advances at amortised cost	Total	2,219	570	1,649	3,190	1,334	1,856
Cash collateral	UK	930	(44)	974	285	22	263
Cash collateral	Non-UK	668	2	666	36	(2)	38
Cash collateral	Total	1,598	(42)	1,640	321	20	301
Reverse repurchase agreements	UK	5	3	2	6	—	6
Reverse repurchase agreements	Non-UK	45	(7)	52	7	(1)	8
Reverse repurchase agreements	Total	50	(4)	54	13	(1)	14
Interest earning assets at fair value through other comprehensive income	UK	2,254	155	2,099	1,050	(31)	1,081
Interest earning assets at fair value through other comprehensive income	Non-UK	61	(26)	87	63	24	39
Interest earning assets at fair value through other comprehensive income	Total	2,315	129	2,186	1,113	(7)	1,120
Other interest and similar income		190	—	190	(407)	—	(407)
Total interest receivable		12,845	785	12,060	6,313	1,373	4,940
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	236

Interest expense
Barclays Bank Group		2023/2022 Change due to increase/(decrease) in:			2022/2021 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Deposits at amortised cost	UK	3,008	123	2,885	1,935	12	1,923
Deposits at amortised cost	non-UK	2,637	161	2,476	869	28	841
Deposits at amortised cost	Total	5,645	284	5,361	2,804	40	2,764
Federal funds purchased	UK	—	—	—	—	—	—
Federal funds purchased	non-UK	67	9	58	26	2	24
Federal funds purchased	Total	67	9	58	26	2	24
Cash Collateral	UK	1,104	(40)	1,144	300	—	300
Cash Collateral	non-UK	769	5	764	9	9	—
Cash Collateral	Total	1,873	(35)	1,908	309	9	300
Debt securities in issue	UK	86	(57)	143	248	86	162
Debt securities in issue	non-UK	547	(70)	617	444	107	337
Debt securities in issue	Total	633	(127)	760	692	193	499
Commercial paper	UK	340	(18)	358	90	(6)	96
Commercial paper	non-UK	605	30	575	243	8	235
Commercial paper	Total	945	12	933	333	2	331
Subordinated liabilities	UK	1,710	126	1,584	21	86	(65)
Subordinated liabilities	non-UK	21	3	18	11	13	(2)
Subordinated liabilities	Total	1,731	129	1,602	32	99	(67)
Repurchase agreements	UK	545	69	476	26	2	24
Repurchase agreements	non-UK	64	(4)	68	52	(6)	58
Repurchase agreements	Total	609	65	544	78	(4)	82
Other interest and similar expense		87	—	87	(286)	—	(286)
Total interest payable		11,590	337	11,253	3,988	341	3,647
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	237
Credit risk additional disclosure
This section of the report contains supplementary information that is more detailed or contains longer histories than the data presented in the Risk review section.

Interest forgone on risk elements in loans and advances at amortised cost	Barclays Bank Group
	2023	2022	2021
As at 31 December	£m	£m	£m
Interest income that would have been recognised under the original contractual terms	111	44	39
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
appropriate, exposure reductions are effected.
Impairment
Loans and Advances at fair value are not subject to ECL under IFRS 9 and are excluded from the disclosure below.

Allocation of the Allowance for Credit Losses	Barclays Bank Group
Balance at end of period applicable to:	Amount		% of loans in each category to total loans
	2023[a]	2022	2023	2022
As at 31 December	£m	£m
Loans and Advances at amortised cost to Banks	10	11	6.0%	5.6%
Loans and Advances at amortised cost to Customers	4,007	3,768	93.5%	94.2%
Financial Assets at Fair Value through Other Comprehensive Income	2	—	0.5%	0.1%
Total	4,019	3,779	100%	100%
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	238

Net Charge offs during the period to average loans outstanding
Barclays Bank Group	Amount
	2023[a]	2022	2021
As at 31 December	£m	£m	£m

Loans and Advances at amortised cost to Banks
Net charge off	—	—	—
Average loans	9,978	10,225	9,381
Ratio %	—	—	—
Loans and Advances at amortised cost to Customers
Net charge off	815	750	1,417
Average loans	145,367	139,710	114,757
Ratio %	0.6%	0.5%	1.2%
Financial Assets at Fair Value through Other Comprehensive Income
Net charge off	—	—	—
Average loans	346	221	110
Ratio	—%	—%	—%

Consolidated Basis	Barclays Bank Group
Allowance for Credit losses to total loans outstanding	Amount
	2023[a]	2022
As at 31 December	£m	£m
Allowance for credit losses	4,019	3,779
Total loans outstanding	150,988	159,205
Ratio	2.7%	2.4%
Note
aExcludes balance relating to the German consumer finance business classified as assets held for sale during the year.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	239
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
Note
aIncludes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.
Additional unaudited information
Additional financial disclosure

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	240
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
We actively navigate risk and uncertainty, and are vigilant to deliver for our customers, clients, and shareholders in any environment.
Additional unaudited information
Performance Review

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	241
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
up from 4 in 2022.
Additional unaudited information
Performance Review

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	242
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
hub/statements-and-policy-positions.
Additional unaudited information
Performance Review

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	243
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
There are a variety of internal and external factors which may impact the Group’s reported metrics and progress against the Group’s targets, convergence points and milestones.
Additional unaudited information
Important information/Disclaimers

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	244
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
balance x Marked to market (MTM) LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Barclays’ or ’Barclays Group’ or ‘Group’ Barclays PLC, together with its subsidiaries.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	245
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
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	246
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
‘Compliance Risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays, its clients, customers or markets from a failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk 'LRR Risk’).
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	247
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
weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	248
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
the Barclays Bank Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	249
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
policy of the UK Government.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	250
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
a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	251
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
between the interest rate exposures of its (non-traded) assets and liabilities.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	252
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
Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	253
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
European Union (Withdrawal) Act 2018 (as amended), as applicable. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	254
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
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and
Markets Authority following its Retail Banking Market Investigation Order.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	255
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
from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	256
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
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	257
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
Methodology and policy
Credit risk and counterparty risk (including CVA)
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	258
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
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed as part of the UK implementation of CRR II from 1 January 2022. Since 1 January 2022, software assets are fully deducted from CET 1 capital.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	259
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
currency.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	260
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
out in Part Ten of CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	261
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
of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.
Glossary of terms

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	262
EXHIBIT INDEX

Exhibit	Description

1.1	Articles of Association of Barclays Bank PLC (incorporated by reference to Exhibit 1.1 of Barclays Bank PLC's 2021 Form 20-F/A (File no. 001-10257), as amended, filed with the SEC on May 23, 2022).

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

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of KPMG LLP for incorporation by reference of reports in certain securities registration statements of Barclays Bank PLC.

97.1	Compensation Recovery Policy

99.1	A table setting forth the issued share capital of Barclays Bank Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2023.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	263
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Amendment No.1 on Form 20-F/A on its behalf.

Date February 21, 2024	Barclays Bank PLC (Registrant)

	By	/s/ Steven Ewart
Steven Ewart, Chief Financial Officer

Barclays Bank PLC 2023 Annual Report on Form 20-F, as amended	264