Form 20-F
period 2024-12-31
BARCLAYS BANK PLC
filed 2025-02-13
CIK 312070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
KATHRYN ROBERTS , +44 (0)20 7116 3170, KATHRYN.ROBERTS@BARCLAYS.COM
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
Yes ☐    No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities
Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐    No ☐
SEC Form 20-F Cross reference information

Form 20-F item number	Page and caption references in this document*

1Identity of Directors, Senior Management and Advisers	Not applicable

2Offer Statistics and Expected Timetable	Not applicable
3Key Information
A.[Reserved]
B.Capitalization and indebtedness	Not applicable
C.Reason for the offer and use of proceeds	Not applicable
D.Risk factors	47-61
4.Information on the Company
A.History and development of the company	Omitted
B.Business overview	i (Market and other data), 49-50, 137-148, 167-168 (Note 2), 278-282
C.Organizational structure	232-236 (Notes 31 and 32), 245-249, 278-282
D.Property, plants and equipment	206-208 (Notes 18 and 19)
4AUnresolved Staff Comments	Not applicable
5Operating and Financial Review and Prospects
A.Operating results	47-61, 54-55, 62-73, 127, 137-148, 183-191 (Note 13), 259-260
B.Liquidity and capital resources	Omitted
C.Research and development, patents and licenses, etc.	Omitted
D.Trend information	47-61, 259-262
E.Critical accounting estimates	Not applicable
6Directors, Senior Management and Employees
A.Directors and senior management	Omitted
B.Compensation	Omitted
C.Board practices	2, 7-9, 11-12
D.Employees	Omitted
E.Share ownership	Omitted
F. Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable
7Major Shareholders and Related Party Transactions
A.Major shareholders	Omitted
B.Related party transactions	Omitted
C.Interests of experts and counsel	Not applicable
8Financial Information
A.Consolidated statements and other financial information	150-244 (Notes 1-40), 253
B.Significant changes	Not applicable
9The Offer and Listing
A.Offer and listing details	Not applicable
B.Plan of distribution	Not applicable
C.Markets	Not applicable
D.Selling shareholders	Not applicable
E.Dilution	Not applicable
F.Expenses of the issue	Not applicable
10Additional Information
A.Share capital	Not applicable
B.Memorandum and articles of association	252-254
C.Material contracts	Not applicable
D.Exchange controls	258
E.Taxation	254-257
F.Dividends and paying agents	Not applicable
G.Statement by experts	Not applicable
H.Documents on display	258
I.Subsidiary information	232-233 (Note 31), 245-249

J. Annual Report to Security Holders	Not applicable
11Quantitative and Qualitative Disclosure about Market Risk	44-148, 182-203 (Notes 12-16)
12Description of Securities Other than Equity Securities
A.Debt Securities	Not applicable
B.Warrants and Rights	Not applicable
C.Other Securities	Not applicable
D.American Depositary Shares	Not applicable
13Defaults, Dividends Arrearages and Delinquencies	Not applicable
14Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15Controls and Procedures
A.Disclosure controls and procedures	258
B.Management’s annual report on internal control over financial reporting	10-11
C.Attestation report of the registered public accounting firm	Not applicable
D.Changes in internal control over financial reporting	11
16[Reserved]
16AAudit Committee Financial Expert	Omitted
16BCode of Ethics	Omitted
16CPrincipal Accountant Fees and Services	16, 243 (Note 38)
16DExemptions from the Listing Standards for Audit Committees	Not applicable
16EPurchases of Equity Securities by the Issuer and Affiliated Purchasers	14
16FChange in Registrant’s Certifying Accountant	Not applicable
16GCorporate Governance	2-13
16HMine safety disclosure	Not applicable
16IDisclosure regarding foreign jurisdictions that prevent inspections	Not applicable
16JInsider Trading Policies	259
16KCybersecurity	38-40, 55-56, 132-134
17Financial Statements	(See Item 8)
18Financial Statements	Not applicable
19Exhibits	Exhibit Index
*Certain items are indicated as omitted as Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is a reporting company under the
Securities Exchange Act of 1934, and meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to annual reports on Form 20-F, and is therefore filing this Form 20-F with a reduced disclosure format.
Notes
The term Barclays Bank Group refers to Barclays Bank PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2024 to the corresponding twelve months of 2023 and balance sheet analysis as at 31 December 2024 with comparatives relating to 31 December 2023. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and
‘€bn’ represent millions and thousands of millions of Euros respectively.
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. Barclays cautions readers that no forward-
looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’,
‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Barclays Bank Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the
Barclays Bank Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG)
commitments and targets), plans and objectives for future operations, International Financial Reporting Standards (“IFRS”) and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the Barclays Bank Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Barclays Bank Group operates, including as a result of the adoption of anti-ESG rules; environmental, social and geopolitical risks and incidents and similar events beyond the Barclays Bank Group’s control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Barclays Bank Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; political elections, including the impact of the UK, European and US elections in 2024; developments in the UK’s relationship with the European
Union (“EU”); the risk of cyber-attacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Barclays Bank Group’s reputation, business or operations; the Barclays Bank Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank
Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Barclays Bank Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in Barclays Bank PLC’s filings with the SEC
(including, without limitation, this Barclays Bank PLC Annual Report on Form 20-F for the financial year ended 31 December 2024), which are available on the SEC’s website at www.sec.gov.
Subject to the Barclays Bank Group's obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the
UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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
Uses of Internet addresses
This document contains inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document.

Barclays Bank PLC 2024 Annual Report on Form 20-F	1
Governance
Contents

Our corporate governance processes and the role they play in supporting the delivery of our strategy.

Barclays Bank PLC 2024 Annual Report on Form 20-F	2
Governance
Corporate governance statement
The Board
Details of the Directors who served during the financial year ended 31 December 2024 are set out in the table below, together with the composition of each of the Board’s Committees.
We welcomed Brian Shea to the Board as a Non-Executive Director with effect from 19 July 2024. Mohamed A. El-Erian stepped down from the Board on 31 August 2024 and Diane Schueneman stepped down from the Board with effect from 31 January 2025. The Board is grateful for both Mohamed's and Diane's invaluable contributions to the Board during their tenure.

	Board	Nominations Committee	Audit Committee	Risk Committee	Remuneration Committee	Sustainability Committee
Nigel Higgins[1] Chairman of the Board	C	C			M	C
Robert Berry Independent Non-Executive Director	M		M	C		M
Anna Cross Executive Director	M
Dawn Fitzpatrick Independent Non-Executive Director	M			M	M	M
Mary Francis Independent Non-Executive Director	M				C	M
Marc Moses Independent Non-Executive Director	M		M	M
Brian Shea[2] Independent Non-Executive Director	M
C.S. Venkatakrishnan Executive Director	M					M
Julia Wilson Independent Non-Executive Director	M	M	C	M	M	M
Former Directors
Mohamed A. El-Erian[3] Independent Non-Executive Director	M	M		M
Diane Schueneman[4] Independent Non-Executive Director	M	M	M	M
C Chair of Board or Board Committee.
M Member of Board or Board Committee.
1 Nigel Higgins was appointed as a member of the Board Remuneration Committee with effect from 31 January 2025.
2 Brian Shea was appointed to the Board with effect from 19 July 2024.
3 Mohamed A. El-Erian stepped down from the Board and as a member of the Board Nominations and Risk Committees on 31 August 2024.
4 Diane Schueneman stepped down from the Board Risk Committee with effect from 31 May 2024. She stepped down from the Board and as a member of the
Board Nominations and Audit Committees with effect from 31 January 2025.
Attendance
Directors are expected to attend every Board meeting. During 2024, there was one ad hoc Board meeting held in addition to scheduled meetings. Attendance at meetings in 2024 is set out in the table below. The aggregate attendance for Board and Board Committee meetings in 2024 did not fall below 75% for any Director.

Director	Meetings attended / eligible to attend	Ad hoc meetings attended / eligible to attend	Effective date
Nigel Higgins	7/7	1/1	Appointed 1 March 2019
Robert Berry	7/7	1/1	Appointed 8 February 2022
Anna Cross	7/7	1/1	Appointed 23 April 2022
Dawn Fitzpatrick	7/7	1/1	Appointed 25 September 2019
Mary Francis	7/7	1/1	Appointed 25 September 2019
Marc Moses	7/7	1/1	Appointed 23 January 2023
Brian Shea	4/4	0/0	Appointed 19 July 2024
C.S. Venkatakrishnan	7/7	1/1	Appointed 1 November 2021
Julia Wilson	7/7	1/1	Appointed 1 April 2023
Former Directors
Mohamed A. El-Erian	4/4	1/1	Stepped down 31 August 2024
Diane Schueneman	7/7	1/1	Stepped down 31 January 2025
Overview of governance framework
Membership of the BPLC and BBPLC Boards is partially consolidated in order to drive efficiency and coordination, whilst also reducing complexity and unnecessary duplication. As a result, membership of the BBPLC Board is a subset of the BPLC Board, with all members of the
BPLC Board (except for the Senior Independent Director, the Chair of Barclays Bank UK PLC (BBUKPLC) and at least one other Non-Executive

Barclays Bank PLC 2024 Annual Report on Form 20-F	3
Governance
Corporate governance statement
Director) also serving on the BBPLC Board. This structure provides oversight over the activities of BBPLC, in addition to which Board members have direct accountability to BPLC’s shareholders through their separate responsibilities as members of the BPLC Board.
The Board is committed to high standards of corporate governance and, in accordance with the Companies (Miscellaneous Reporting)
Regulations 2018 (the 2018 Regulations), has adopted its own corporate governance arrangements, which it considers are appropriate to apply and are designed to facilitate effective decision-making to promote BBPLC’s long-term success.
The Board has chosen not to adopt and report against the UK Corporate Governance Code (Code), which is intended for companies with listed equity securities. Furthermore, whilst fully supportive of the Wates Corporate Governance Principles for Large Private Companies (in
particular the focus on purpose, culture and colleague and stakeholder engagement), the Board considers that the Wates Principles are less appropriate for a wholly-owned subsidiary of a listed company, which is also a complex financial institution subject to a comprehensive regulatory regime. This is consistent with the approach of other significant subsidiaries within the Barclays Group which are subject to the
2018 Regulations.
The primary aims of our governance framework are that it:
•ensures we have an effective and entrepreneurial Board which makes decisions and provides oversight to promote BBPLC's success, creating long-term sustainable value for its shareholder and the ultimate shareholders of BPLC, having regard to the interests of all our other stakeholders
•seeks to ensure that our decision-making is aligned to our Purpose, Values and Mindset
•is effective in providing constructive challenge, advice and support to management
•provides checks and balances and drives informed, collaborative and accountable decision-making.
Set out below are the principles which underpin our corporate governance arrangements and how these principles have been applied during 2024.
The Barclays Group-wide governance framework, which is set by BPLC, is designed to facilitate the effective management of the Barclays
Group. This includes the setting of Barclays Group policies and approach in relation to matters such as Barclays’ Purpose, Values and
Mindset, Barclays’ Remuneration Policy and the Barclays Charter of Expectations. Where appropriate, this corporate governance statement makes reference to those Barclays Group-wide policies, which are relevant to the way in which the Company is governed.
The Company’s corporate governance principles and how the Company has applied them during 2024 and to the date of this report

Principle One: Board leadership and company purpose
A successful company is led by an effective and entrepreneurial board, whose role is to establish the company’s purpose, values and strategy, aligned to its culture and make decisions to promote its success for the long-term benefit of its shareholder, having regard to the interests of other relevant stakeholders and factors.

▪Through the leadership of the Board, a clear vision of the Barclays Purpose, Values and Mindset is articulated, underpinning and defining BBPLC's strategy and culture, with a drive to embed this at every level of the organisation.
▪Given its fundamental importance, the Board regularly considered strategy matters throughout the year, including the Barclays Bank
Group's elements of Barclays' three-year strategy announced on 20 February 2024. Further detail on the Company’s strategy can be found within the Strategic report of the Barclays Bank PLC Annual Report 2024 and details of the Barclays Group strategy can be found within the Strategic report of the Barclays PLC Annual Report 2024.
▪The Board supports The Barclays Way, which provides a path for achieving a dynamic and positive culture. The Board believes that a positive culture, supported by effective leadership and a consistent ‘tone from the top’, is crucial to our success.
What the Board did in 2024
The key areas of focus for the Board in 2024 are set out below.
Strategy and operational matters
▪Considered strategy matters regularly throughout the year. In addition, the Board received business reviews throughout the year to understand key risks and opportunities and monitor progress against the targets set in the three-year plan in relation to the re-
segmented business divisions within BBPLC of Private Bank and Wealth Management (PBWM), Investment Bank (IB) (covering both
Global Markets and Investment Banking), US Consumer Bank (USCB) and UK Corporate Bank (UKCB).
▪Reviewed materials for investor presentations on USCB, UKCB, Investment Banking and PBWM.
▪Received focused presentations on 'horizontal topics' impacting the wider Barclays Group, such as financial crime risk, reputation risk, cybersecurity risk and controls, operational resilience and transformation initiatives to support the delivery of the strategy.
▪Reviewed and approved the 2024 Medium Term Plan.
▪Received updates on climate and sustainability matters through reports from the Board Sustainability Committee, including on the
Barclays Group's sustainable finance strategy (including in relation to Investment Banking, Global Markets and UKCB), energy strategy and the development of a Barclays Group Transition Plan. Details of a briefing the Board received on the external climate reporting landscape can be found in Additional information relating to sustainability matters.
▪In early 2024, approved the 2023 Barclays Group Modern Slavery Statement, which covered BBPLC.
▪Considered culture and colleague engagement. Received regular updates from the Chief Executive Officer on the Barclays Group-wide cultural change programme to deliver to a consistently excellent standard and considered progress on embedment through management reporting and Your View colleague survey results. Board members also engaged directly with colleagues during the year, including through town halls and site visits. Refer to the Colleagues section from page 41 for more information on colleague matters.
▪Confirmed that BBPLC's method of workforce engagement has been effective in 2024
▪Received an update on Diversity, Equity and Inclusion (DEI) activities during 2024, including progress against the Barclays Group's DEI ambitions for senior women and colleagues from underrepresented races and ethnicities.

Barclays Bank PLC 2024 Annual Report on Form 20-F	4
Governance
Corporate governance statement
Finance
▪Regularly assessed the financial performance of the BBPLC businesses and Barclays Bank Group results through reports from management and through business specific updates to the Board.
▪Reviewed and approved BBPLC’s financial results prior to publication.
▪Reviewed and approved the payment by BBPLC in February 2024 of an interim dividend in respect of the year ended 31 December 2023 to its ordinary shareholder, and approved the payment of a 2024 interim dividend in September 2024. Details of dividends paid by
BBPLC in 2024 are set out in Note 10 of the financial statements.
▪Considered and approved the BBPLC elements of the Barclays Group Recovery Plan.
Governance and risk (including regulatory issues)
▪Received updates on management's implementation of the Financial Conduct Authority's (FCA) Consumer Duty for closed products and approved the first BBPLC Consumer Duty Annual Board Report ahead of the 31 July 2024 regulatory deadline. This included updates on embedment and observations from the BBPLC Consumer Duty Champion on the BBPLC Consumer Duty programme.
▪Received regular updates on emerging risks in the context of the macroeconomic, regulatory and geopolitical outlook.
▪Approved the BBPLC Risk Appetite Statement and adopted the Enterprise Risk Management Framework.
▪Considered the Barclays Group's annual operational resilience self-assessment and management actions to enhance recovery capability for Important Business Services insofar as it related to BBPLC.
▪Upon the recommendation of the Board Nominations Committee, considered succession planning for, and approved changes to, Board and Board Committee membership.
▪Upon the recommendation of the Board Audit Committee, approved putting the external audit out to tender. Refer to page 16 for further details about the audit tender process.
▪Received regular reports from the Chair of each Board Committee.
▪Received and considered feedback from the Barclays Group’s key regulators insofar as it related to BBPLC.

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

▪There is a clear division of responsibilities between the Chair and Chief Executive Officer. Page 2 sets out the details of the Board members, the majority of whom are independent Non-Executive Directors.
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
▪The Board's responsibilities are executed in part through the Board Committees, each of which has its own Terms of Reference which set out its remit and decision-making powers. The Chairs of each of the Board Committees provide a report on the work of the
Committee at every scheduled Board meeting. Details of the principal Board Committees and their core responsibilities and activities in
2024 are set out later in this report.
▪Appropriate information and support is provided to the Board, to enable it to undertake its work with due care and discharge its responsibilities.
▪The Barclays Group Corporate Governance Operating Manual sets out guidelines as to how the Barclays Group's significant subsidiaries
(and their respective Boards and Board Committees) should interact with each other, while providing guidance and clarity for management and Directors as to how these relationships and processes should work in practice. It is a dynamic document that evolves with the changing nature of the Barclays Group.
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
The BBPLC Matters Reserved to the Board ensures that appropriate coordination with the governance of the partially consolidated BPLC and
BBPLC Boards is in place. The Matters Reserved to the Board specifies those decisions reserved solely to the decision-making power of the
Board. Those matters include material decisions relating to strategy, risk appetite, medium term plans, capital and liquidity plans, risk management and controls frameworks, approval of financial statements, approval of large transactions and the approval of share allotments, dividends, share buy-backs and reputation risk with strategic implications relating to the Barclays Bank Group. The Board has delegated the responsibility for making and implementing operational decisions and running the Company’s business on a day-to-day basis to the Chief Executive Officer, supported by the BBPLC Executive Committee.
The current Board comprises a Chairman, who was independent on appointment, two Executive Directors and six independent Non-
Executive Directors. The Board comprises a majority of independent Non-Executive Directors, bringing significant expertise and independent challenge. The independence of the Non-Executive Directors is considered by the Board Nominations Committee annually. The percentage of independent Non-Executive Directors, including the Chairman, on the Board is 78%. In respect of its Committees, except for the Board
Sustainability Committee whose membership comprises 83% independent Non-Executive Directors, the percentage of independent Non-

Barclays Bank PLC 2024 Annual Report on Form 20-F	5
Governance
Corporate governance statement
Executive Directors on each of the Board Nominations Committee, Board Audit Committee, Board Risk Committee and Board Remuneration
Committee is 100%.
There is no workforce representative on the Board or its Committees.
Non-Executive Directors' time commitment and conflicts of interest
Non-Executive Directors, including the Chairman, are informed of the minimum time commitment prior to their appointment and they are required to devote sufficient time to the Company to discharge their responsibilities effectively.
The time commitments of Directors are considered prior to appointment and are monitored by the Board Nominations Committee. All
Directors must seek approval (providing an indication of expected time commitment) before accepting any significant new commitments outside of Barclays. The Board is satisfied that there are no Directors whose time commitment is considered to be a matter for concern. A record of each Director's external time commitments is maintained by the Company.
In accordance with the Companies Act 2006 (the Act) and the Company's Articles of Association (Articles), the Board has authority to authorise conflicts of interest, and this ensures that the influence of third parties does not compromise or override the independent judgement of the Board. A conflicts register is maintained by the Company, which is a record of actual and potential conflicts, together with any Board authorisation of the conflict.
Executive Committee
On 20 February 2024, Barclays announced the re-segmentation of its operating structure into five divisions. Four of those divisions sit within the Barclays Bank Group: UKCB, PBWM, the IB and USCB.
During 2024, the BBPLC Executive Committee membership included the Chief Executive Officer, the President of BBPLC and Head of
Investment Bank Management, the heads of the four operating divisions referenced above, the BBPLC Chief Financial Officer, BBPLC Chief
Risk Officer and other BBPLC functional partners.
We welcomed the following new members of the BBPLC Executive Committee in 2024, including to ensure the new operating divisions within BBPLC were represented as well as following other changes during the year:
•Aunoy Banerjee, BBPLC and Investment Bank Chief Financial Officer
•Matt Hammerstein, Chief Executive of the UK Corporate Bank
•Tim Jones, BBPLC and Investment Bank HR Director
•Denny Nealon, Chief Executive Officer for Barclays US Consumer Bank and Barclays Bank Delaware
•Sasha Wiggins, Chief Executive of Private Bank and Wealth Management
The BBPLC Executive Committee meets quarterly and is chaired by the President of BBPLC and Head of Investment Bank Management. In
addition to the day-to-day management of the Company, the Executive Committee supports the Chief Executive Officer in ensuring that the
Barclays values, strategy and culture align, are implemented and are communicated consistently to colleagues.

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

▪The membership of the Board is drawn exclusively from the BPLC Board. The size and composition of the Board is considered appropriate for the Barclays Bank Group. There is a good balance between Executive and independent Non-Executive Directors, with the
Non-Executive Directors able to provide essential independent challenge. Board members have a strong combination of technical, financial (including significant financial services experience) and commercial skills along with broader experience in culture and colleague engagement. Further detail on industry and leadership experience and international experience, on the basis of Board composition as at 31 December 2024, is set out in the tables below.
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
▪The Company continues to strive to build an inclusive, diverse and equitable workplace, making the most of the different backgrounds, perspectives, and experiences of our colleagues to better serve the Barclays Bank Group's customers and clients. Further information, including in relation to Barclays' DEI strategy and progress in this area, can be found within the Colleagues section of the Barclays PLC
Annual Report 2024 and in the Inclusion, diversity and equity section below.
▪There is regular review of the leadership and succession needs of the business to maintain depth and diversity in the talent and succession pipeline at the Board, executive and key management level. This remains a key focus to maintain the quality of leadership that is in place to lead the business in the delivery of the Barclays Bank Group's strategy.
▪Ongoing training and professional development is key in providing Board members with a deeper and more granular understanding of the business, contributing to informed and sound decision-making. Further information on training and induction for Directors in 2024 can be found in the Training and induction section later in this report.
▪Effectiveness is supported through annual reviews of the Board, Board Committees and individual Directors. In 2024, the Board, Board
Committee and individual Director effectiveness reviews were externally facilitated by Christopher Saul Associates (CSA), an independent, external corporate governance advisory firm with no connection to the Barclays Bank Group or any individual BBPLC
Director other than as disclosed within the report of the Board Nominations Committee in the Barclays PLC Annual Report 2024. The
BBPLC review was conducted in parallel with the external review of the BPLC Board, Board Committees and Directors. Key findings from the CSA review for the Board are set out below and for each Board Committee are set out later in this report.

Barclays Bank PLC 2024 Annual Report on Form 20-F	6
Governance
Corporate governance statement
▪Feedback from the 2024 Board effectiveness review indicated that the Board is operating effectively, and that the Board is hard working, collegiate and well led, providing an appropriate level of constructive challenge and support to management. The interaction between the Board, Board Committees and senior management was commented upon favourably. Feedback indicates that concurrent meetings of the BPLC and BBPLC Boards remain effective and work well in practice.

Industry and leadership experience[1] (number of Directors)		International experience[2] (number of Directors)
Financial services	10	UK	10
Political/Regulatory Experience	10	US	5
Current/recent Chair/CEO	7	Rest of the World	5
Accountancy/Auditing	5
Operations/Technology	2
1 Diane Schueneman retired from the Board with effect from 31 January 2025. Individual Directors may fall into one or more categories.
2 Diane Schueneman retired from the Board with effect from 31 January 2025. International experience is based on the location of the headquarters/registered office of a company. Individual Directors may fall into one or more categories.
Board Nominations Committee
The Board Nominations Committee is comprised solely of independent Non-Executive Directors. The Board Nominations Committee is
chaired by Nigel Higgins, as Chair of the BBPLC Board. Julia Wilson is the other member of the Committee. Mohamed A. El-Erian stepped down from the Board Nominations Committee on 31 August 2024, and Diane Schueneman stepped down with effect from 31 January
2025.
The Board Nominations Committee held three scheduled and no ad hoc meetings in 2024. Mohamed A. El-Erian was unable to attend one meeting due to a prior commitment. Board Nominations Committee meetings were attended during the year by the Chief Executive Officer and the Barclays Group Human Resources Director.
Attendance at Board Nominations Committee meetings during 2024 was as follows:

Member	Meetings attended / eligible to attend	Effective date
Nigel Higgins (Chair)	3/3	Appointed 1 March 2019
Julia Wilson	3/3	Appointed 1 April 2023
Mohamed A. El-Erian	1/2	Stepped down 31 August 2024
Diane Schueneman	3/3	Stepped down 31 January 2025
The principal role and responsibilities of the Board Nominations Committee, pursuant to its Terms of Reference, are:
▪considering appointments to the Board, its Committees and boards of BBPLC's significant subsidiaries
▪considering the composition of the Board and its Committees
▪considering succession planning and talent management
▪evaluating Board effectiveness
▪assessing the length of Directors’ tenure
▪considering Board induction and training
▪considering governance matters.
During 2024, the principal activities of the Board Nominations Committee included:
▪Reviewing and approving Board and Board Committee size, composition and succession planning, taking into account tenure, time commitment, skills, knowledge, experience and diversity of the Directors, and identifying any desirable skills to aid the Company in operating and competing effectively (and leading the search and recruitment process).
▪Receiving updates on the Company’s executive governance framework, executive talent and succession management, including
Executive Committee succession planning and reviewing and approving proposed changes to Executive Committee composition.
▪Continuing to support, alongside the Board, the Barclays Group’s global Gender Ambition and Multicultural agenda, including Barclays'
Underrepresented Race and Ethnicity Ambitions. You can read more about Barclays' approach to DEI, including Barclays’ DEI  strategy, and data on gender and ethnic diversity, within the Colleagues section of the Barclays PLC Annual Report 2024.
▪Re-affirming (and recommending to the Board for approval) the Board's existing gender and ethnic diversity targets in the Board
Diversity and Inclusion Policy which was adopted in February 2024 for a further year until the end of 2025 (and which align to the targets adopted by Barclays PLC which reflect the requirements of the UK Listing Rules),  as set out below and further detailed in the
Inclusion, diversity and equity section:

Gender diversity target
To ensure that by 2025:
(i) the proportion of women on the Board is at least 40%; and
(ii) at least one of the following senior Board positions is held by a woman: Chair, Chief Executive, Senior Independent
Director or Chief Financial Officer,
and that this is to be maintained going forward.

Ethnic diversity target	To ensure that at least one Board member is from an ethnic minority background excluding white ethnic groups, and that this is maintained going forward.
▪Receiving updates on succession planning for the Company's main subsidiary company boards.
▪Considering an interim review of the 2023 Board effectiveness recommendations, and approving that an external Board, Board
Committee and individual Director effectiveness review be undertaken in respect of 2024.

Barclays Bank PLC 2024 Annual Report on Form 20-F	7
Governance
Corporate governance statement
The 2024 Board Nominations Committee effectiveness review was externally facilitated by CSA. The review was carried out in conjunction with the review of the BPLC Board Nominations Committee. The results of the review confirm the Committee is operating effectively. It is considered to be well constituted and chaired, providing an effective and appropriate level of constructive challenge and oversight of the areas within its remit. The Committee’s interaction with the Board, Board Committees and senior management is considered effective. The review recognised the importance that both the Committee and the Board place on effective succession planning for the Board and BBPLC
Exco and key subsidiaries within the BBPLC Group. This work is coupled with a focus on broader talent development across the business.
Feedback indicated that concurrent meetings of the BPLC and BBPLC Board Nominations Committee continue to be effective, with coverage of BBPLC matters considered appropriate.
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
The Board Nominations Committee regularly reviews the composition of the Board, Board Committees and Executive Committee and the
core skills, experience, knowledge and diversity of thought required. For the Board, it is standard practice to appoint any new Non-Executive
Director or Chair for an initial three-year term, which may be extended for up to a further three-year term. As such, Non-Executive Directors typically serve up to a minimum of six years, although this period may be extended where considered appropriate by the Board Nominations
Committee.
Inclusion, diversity and equity
Having due regard to the benefits of diversity in all its forms - including in relation to gender, ethnicity, age, sexual orientation, disability and socio-economic background - is a vital element of the Board Nominations Committee’s role in leading appointments and succession planning for the Board, Board Committees and the Executive Committee. Both the Committee and the Board recognise the benefits of an inclusive and diverse Board, reflective of the communities in which Barclays operates, in driving effective decision-making. With this in mind, in December 2024, the Board re-affirmed the existing targets in the Board Diversity and Inclusion Policy, which was adopted by the Board in
February 2024, which articulate these aims.
As at the date of this report:
•BBPLC Board gender diversity stands at 44% female, meeting the Board target of 40% gender diversity.
•22% of the Board (two Directors) are from a minority ethnic background (excluding minority white ethnic groups) and the Company also satisfies the Board's target of having at least one Board member who is from an ethnic minority background (excluding white ethnic groups).
The Company recognises that being an inclusive, diverse and equitable company is an integral part of our success. Further information on
DEI at Barclays can be found within the Colleagues section and Board Nominations Committee report in the Barclays PLC Annual Report
2024.
Training and induction
Directors are provided with the opportunity to take part in ongoing training and development as part of the Board and Board Committee schedule, but can also request specific training as required. During 2024, Directors continued to deepen their understanding of the business through Board deep dives, covering the operating divisions within BBPLC as well as updates from key Barclays Group functions. The Board also received an annual briefing on the Senior Managers Regime and certain Barclays Compliance Risk policies and standards, including concerning financial crime. In addition, the Board received updates on developments in corporate governance matters.
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
▪The Board approves the Barclays Bank Group's risk appetite (the amount of risk the Barclays Bank Group is prepared to take to earn an appropriate return while meeting minimum internal and regulatory capital requirements in a severe but plausible stress environment), including testing whether the Barclays Bank Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe but plausible economic scenarios within the parameters set by the BPLC Board Risk Committee.

Barclays Bank PLC 2024 Annual Report on Form 20-F	8
Governance
Corporate governance statement
▪The effectiveness of risk management and internal controls is reviewed regularly by the Board Risk Committee (responsible for overseeing the ERMF and current and potential future risk exposures) and the Board Audit Committee (responsible for evaluating the effectiveness of internal controls).
▪The Board Audit Committee also has oversight of the financial reporting processes and the work of the external and internal auditors
(including independence and effectiveness).
Board Audit Committee
The Board Audit Committee is comprised solely of independent Non-Executive Directors, with membership of the Board Audit Committee aligned with the BPLC Board Audit Committee and designed to provide the breadth of financial expertise and commercial acumen it needs to fulfil its responsibilities. Its members as a whole have recent and relevant experience of the banking and financial services sector, in addition to general management and commercial experience, and are financially literate. The Board Audit Committee is chaired by Julia
Wilson, who has significant corporate finance, tax and accounting experience. Robert Berry and Marc Moses are the other members of the
Committee. Diane Schueneman stepped down from the Board Audit Committee with effect from 31 January 2025.
The Board Audit Committee held 14 scheduled meetings and two ad hoc meetings in 2024. Julia Wilson was unable to attend one short ad hoc meeting, which was called at short notice, due to an unavoidable personal commitment. Diane Schueneman was unable to attend three scheduled meetings (held in short succession) due to a prior commitment and one scheduled meeting due to travel disruptions. Board Audit
Committee meetings were attended by representatives from the Barclays Group and BBPLC management in respect of matters relevant to their business or function area, including (as appropriate) the Chief Executive Officer, Barclays Group Finance Director, the Group Controller,
BBPLC Chief Financial Officer, the Barclays Group and BBPLC Chief Internal Auditor, the Barclays Group Chief Compliance Officer, the
Barclays Group Chief Operating Officer, the Head of Group Control, and Barclays Group General Counsel. The Company’s statutory auditor,
KPMG, also attended Committee meetings.
As part of the Company’s commitment to effective oversight and allocation of responsibilities between the BPLC Board Audit Committee,
BBPLC Board Audit Committee and the BBUKPLC Board Audit Committee, Julia Wilson held regular meetings during 2024 with the BBUKPLC
Board Audit Committee Chair to share relevant information and to ensure embedment of information flows and governance practice. In addition, discussions were held with the Board Audit Committee Chairs of the Company’s other major subsidiaries, Barclays Bank Ireland
PLC (Barclays Europe) and Barclays US LLC (IHC).
Attendance at Board Audit Committee meetings during 2024 was as follows:

Member	Meetings attended (incl. ad hoc) / eligible to attend	Effective date
Julia Wilson (Chair)	15/16	Appointed 1 April 2023
Robert Berry	16/16	Appointed 1 March 2022
Marc Moses	16/16	Appointed 23 January 2023
Diane Schueneman	12/16	Stepped down 31 January 2025
The principal role and responsibilities of the Board Audit Committee, pursuant to its Terms of Reference, are to review and monitor:
▪the integrity of the Barclays Bank Group’s financial statements
▪the effectiveness of the Barclays Bank Group’s internal controls
▪the independence and effectiveness of the internal and external audit processes
▪the relationship with the Barclays Bank Group’s statutory auditor
▪the effectiveness of the Barclays Bank Group’s whistleblowing procedures.
During 2024, the principal activities of the Board Audit Committee included:
•Financial reporting: assessing the appropriateness of BBPLC's financial disclosures, including considering feedback from KPMG and management's review of controls relating to financial reporting. The Committee reviewed and recommended to the BBPLC Board for approval the Barclays Bank PLC Annual Report 2023 and the Barclays Bank PLC Results Announcement for the period ended 30 June
2024. This review included consideration of how the new business segmentation was presented. The Committee recommended to the
Board that the financial statements should be prepared on a going concern basis. The Committee also received an update on the reporting requirements under CSRD for BBPLC.
▪Impairment: assessing management's approach to impairment coverage levels, including the impact of delinquency levels in certain areas of the portfolio, the use of post-model adjustments and in respect of material exposures across the Barclays Bank Group.
▪Conduct provisions: analysing management's judgements and estimates made with regard to the Barclays Bank Group’s material conduct provisions. The Committee also sought KPMG's views on the timeliness and adequacy of provisioning in relation to conduct matters.
▪Legal, competition and regulatory provisions: evaluating advice on the status of current legal, competition and regulatory matters and considering management’s judgements on the level of provisions, including challenging management on the timeliness of raising provisions as well as understanding areas of KPMG challenge.
▪Valuations: monitoring the valuation methods applied by management to significant valuation items and areas of judgement, with a particular focus on the leverage finance portfolio.
▪Tax: overseeing tax matters relating to the Barclays Bank Group, including tax risk provisions, regulatory matters and interactions with tax authorities.
▪Internal controls and business control environment: monitoring and evaluating the status of the more significant control matters and remediation programmes across the Barclays Bank Group. The Committee also discussed reports from the heads of UKCB, PBWM, IB and USCB on their control environment, together with views from the second and third lines of defence. In addition, the Committee received a presentation on the control framework to support the commitments made in the Barclays Group Modern Slavery Statement and the implementation of the Barclays Group Human Rights Statement.
▪Internal audit: receiving reports from Barclays Internal Audit (BIA) in relation to specific audits, key areas of focus and themes arising with respect to businesses in the Barclays Bank Group; considering remediation plans arising from adverse audit reports and monitoring related remediation programmes; discussing BIA's assessment of the management control approach and control environment in the
Barclays Bank Group; and approving the annual BIA audit plan for the Barclays Bank Group. Committee members, along with the

Barclays Bank PLC 2024 Annual Report on Form 20-F	9
Governance
Corporate governance statement
Barclays Europe and IHC board audit committee chairs, attended a 'BIA Teach In' which covered BIA talent and succession planning for key internal audit roles across the Barclays Group (including BBPLC and material BBPLC subsidiaries), and BIA's use of artificial intelligence to support the effective provision of assurance work.
▪External audit: reviewing and approving the annual external audit plan for the Barclays Bank Group (including the key areas of focus)
and assessing the progress of the 2024 audit. The Committee also reviewed audit quality and discussed KPMG’s feedback and challenge of management on areas such as critical accounting estimates and judgements and internal controls. The Committee received updates on CSRD disclosures by BBPLC and Barclays Europe. The Committee recommended to the Board to put the external audit out to tender.
Refer to page 16 for further details about the audit tender process.
▪Raising concerns: reviewing management's reports on whistleblowing matters, monitoring key whistleblowing metrics, considering potential whistleblowing trends and discussing with management to understand the impact of the whistleblowing process on colleague experience and suggested ways in which speaking up amongst colleagues could be further encouraged.
The 2024 Board Audit Committee effectiveness review was externally facilitated by CSA. The review was carried out in conjunction with the review of the BPLC Board Audit Committee. The results of the review confirm the Committee is operating effectively. It is considered appropriately constituted and diligently chaired, providing an effective and appropriate level of constructive challenge and oversight of the areas within its remit, with agendas considered appropriate having regard to the Committee’s broad remit. The Committee’s interaction with the Board, Board Committees and senior management is considered effective. The review suggested that members would welcome additional training and external perspectives on topics of relevance to the work of the Committee. In addition, a continued focus on ensuring shorter and more focused papers which clearly identify the key matters for the Committee’s attention was considered beneficial.
Feedback indicated that concurrent meetings of the BPLC and BBPLC Board Audit Committee continue to be effective, with coverage of
BBPLC matters considered appropriate.
Board Risk Committee
The Board Risk Committee is comprised solely of independent Non-Executive Directors with membership of the Committee broadly aligned with the BPLC Board Risk Committee. The Board Risk Committee is chaired by Robert Berry. Dawn Fitzpatrick, Marc Moses and Julia Wilson
are the other members of the Committee. Diane Schueneman and Mohamed A. El-Erian stepped down from the Board Risk Committee on
31 May 2024 and 31 August 2024, respectively.
Board Risk Committee meetings are attended by management as appropriate, including the Chief Executive Officer, Barclays Group Finance
Director, BBPLC Chief Financial Officer, Barclays Group Chief Risk Officer, BBPLC Chief Risk Officer, Barclays Group Chief Compliance Officer,
BBPLC Chief Compliance Officer, Barclays Group and BBPLC Chief Internal Auditor, and Barclays Group General Counsel. The Company’s
statutory auditor, KPMG, also attended meetings.
The Board Risk Committee held 10 scheduled meetings and no ad hoc meetings in 2024. Owing to a prior commitment, Mohamed A. El-
Erian and Diane Schueneman were each unable to attend one meeting. Dawn Fitzpatrick was unable to attend one meeting owing to jury duty and Julia Wilson was unable to attend one meeting due to an unavoidable personal commitment.
Attendance at Board Risk Committee meetings during 2024 was as follows:

Member	Meetings attended / eligible to attend	Effective date
Robert Berry (Chair)	10/10	Appointed 1 March 2022
Dawn Fitzpatrick	9/10	Appointed 1 January 2020
Marc Moses	10/10	Appointed 23 January 2023
Julia Wilson	9/10	Appointed 1 April 2023
Mohamed A. El-Erian	5/6	Stepped down 31 August 2024
Diane Schueneman	3/4	Stepped down 31 May 2024
The principal role and responsibilities of the Board Risk Committee, pursuant to its Terms of Reference, are to:
▪review, on behalf of the Board, the management of the principal risks as set out in the ERMF (with the exception of reputation risk with strategic implications relating to the Barclays Bank Group, which is a matter reserved to the Board)
▪consider and recommend to the Board, within the risk parameters set by the BPLC Board Risk Committee, the Company’s risk appetite and tolerance for those principal risks
▪review, on behalf of the Board, the Barclays Bank Group’s risk profile for those principal risks
▪commission, receive and consider reports on key risk issues.
During 2024, the principal activities of the Board Risk Committee included:
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
▪Reviewing updates on credit and market risk, with particular consideration given to the structured lending and finance and leveraged finance portfolios, and actions taken to mitigate rising risk.
▪Receiving regular reporting on areas of elevated climate risk and progress against sector targets.
▪Considering and approving the Company’s internal stress test themes and the results of internal stress testing, and approved the results of the internal reverse stress test.
▪Considering reports on the IHC's 2024 horizontal capital exam outcomes, 2024 US regulatory stress test outcomes, and its supervisory capital rating and new capabilities.
▪Considering macroeconomic developments, including the evolving rates environment, US Government fiscal position, disintermediation,
EU geopolitical and economic landscape and execution risk arising in relation to the execution of the Barclays Bank Group elements of the Barclays Group's strategy.
▪Receiving reports on enhancements to regulatory reporting.

Barclays Bank PLC 2024 Annual Report on Form 20-F	10
Governance
Corporate governance statement
▪Monitoring the capital, liquidity and financial resources of BBPLC to ensure it meets its regulatory requirements and obligations, taking into account potential impacts of the increased cost of living, geopolitical tensions, and other macroeconomic factors.
▪Reviewing and considering the operational risks arising from the Company’s procedures, processes, systems and policies. The
Committee continues to oversee work to drive robust operational risk management across the Barclays Bank Group, with the severe systems incident in early 2025 impacting many areas of our UK business a reminder of the need for continued vigilance in this area.
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
▪Reviewing the frameworks, policies and resources in place to support effective risk management and oversight of the Barclays Bank
Group.
▪Advising the Board Remuneration Committee when making remuneration adjustment decisions for 2024.
▪Discussing reports on key risk areas specific to the Barclays Bank Group which were provided to the Board Risk Committee throughout the year including actions taken by central banks, geopolitical tensions and associated credit risk strategy.
The Board Risk Committee continually considers the impact of issues on the Barclays Bank Group and the risk environment in which it operates. It reviews steps taken by the business to manage exposures in this context. The Committee also received focused presentations on a number of areas specific to the business and activities of Barclays Bank Group.
The 2024 Board Risk Committee effectiveness review was externally facilitated by CSA. The review was carried out in conjunction with the review of the BPLC Board Risk Committee. The results of the review confirm the Committee is operating effectively. It is considered appropriately constituted and diligently chaired, providing an effective and appropriate level of constructive challenge and oversight of the areas within its remit. The Committee’s interaction with the Board, Board Committees and senior management is considered effective.
Whilst agendas are considered appropriate having regard to the Committee’s broad remit, the review recommended that consideration be given to how future Committee agendas might be shaped towards more open-ended discussion and to bring in more external perspectives.
A continued focus on ensuring shorter and more focused papers which clearly identify key matters for the Committee’s attention was considered beneficial. Feedback indicated that concurrent meetings of the BPLC and BBPLC Board Risk Committee continue to be effective, with coverage of BBPLC matters considered appropriate.
Audit, risk and internal control
The Board, together with the Board Audit Committee, is responsible for ensuring the independence and effectiveness of the internal and external audit functions. For this reason, the Board Audit Committee held regular private sessions with each of the BBPLC Chief Internal
Auditor and the lead audit engagement partner of the statutory auditor without management present.
The Board is also responsible for ensuring that management maintains an effective system of risk management and internal control and assessing its effectiveness. Such a system is designed to identify, evaluate and manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss.
The Board Audit Committee oversees the control environment (and remediation of related issues) and also reviews annually the risk management and internal control system. Key controls are assessed on a regular basis for both design and operating effectiveness. Issues arising out of these assessments, where appropriate, are reported to the Board Audit Committee. The Board Audit Committee is supported in its review of internal controls by the assurance conducted by BIA. The severe systems incident in early 2025 impacting many areas of our
UK business is a reminder of the need for continued focus in the management of operational risk.
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
with authorisations of management and the respective Directors
▪provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Barclays Bank PLC 2024 Annual Report on Form 20-F	11
Governance
Corporate governance statement
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
Management has assessed internal control over financial reporting as at 31 December 2024. In making its assessment, management utilised the criteria set out in the 2013 COSO framework. Management has concluded that, based on its assessment, internal control over financial reporting was effective as at 31 December 2024.
The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 137 to 148.
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
Executive remuneration should be aligned to the company’s purpose and values and the successful delivery of the strategy with outcomes taking account of company and individual performance, and wider circumstances such as pay across the company’s workforce and
Barclays' Fair Pay Agenda.

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
~~▪~~The Barclays Bank Group is committed to paying people fairly, with regards to their specific role, seniority, responsibilities, skills and experience and other factors that properly affect pay, in a way that balances the needs of the Barclays Bank Group's stakeholders. You can find more information on the Barclays Fair Pay Agenda which underpins all remuneration decisions in the Barclays Fair Pay Report
2024. The Barclays Bank Group also remains focused on closing its gender and ethnicity representation gaps where they exist, and the pay gaps that result, by increasing the representation of females and employees from underrepresented minority group at more senior levels. You can find more information in the Barclays Group's UK Pay Gaps 2024 disclosure.
Board Remuneration Committee
The Board Remuneration Committee is comprised solely of independent Non-Executive Directors. The Committee is chaired by Mary
Francis. Dawn Fitzpatrick and Julia Wilson are the other Committee members. Nigel Higgins regularly attended meetings of the Board
Remuneration Committee during 2024 and was appointed as an additional Committee member with effect from 31 January 2025.
The Board Remuneration Committee held five scheduled and no ad hoc meetings in 2024. Meetings were attended by the Group Chief
Executive, Group Finance Director, Group Chief Risk Officer, Group Human Resources Director, and the Group Reward and Performance
Director as required.
Attendance at Board Remuneration Committee meetings during 2024 was as follows:

Member	Meetings attended / eligible to attend	Effective date
Mary Francis	5/5	Appointed 25 September 2019
Dawn Fitzpatrick	5/5	Appointed 1 July 2021
Julia Wilson	5/5	Appointed 1 July 2023
The principal role and responsibilities of the Committee, pursuant to its Terms of Reference, are to:
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
During 2024, the principal activities of the Committee included:
▪Reviewing and adopting the Barclays Group People Risk Reward Policy.
▪Reviewing the Board Remuneration Committee's Control Framework, Terms of Reference, annual activity and effectiveness.
▪Reviewing and adopting the methodology and framework for 2024 incentive funding, and reviewing and endorsing the resulting incentive pool, including considering financial performance and risk updates (and the appropriateness of risk adjustments to incentives).
▪Considering the appropriate bonus cap to set for BBPLC Material Risk Takers, and adopting a formal cap of 10:1, effective from performance-year 2024. A 2:1 bonus cap continues to apply in certain businesses that are subject to ongoing EU regulations, which continue to mandate this.
▪Reviewing progress against the Fair Pay Agenda and the gender and ethnicity pay gaps for the year.
▪Considering regular updates on stakeholders matters, regulatory and legal considerations and payround considerations.
▪Reviewing and approving, as appropriate, specific remuneration proposals for individuals within the Committee’s remit.

Barclays Bank PLC 2024 Annual Report on Form 20-F	12
Governance
Corporate governance statement
The 2024 Board Remuneration Committee effectiveness review was externally facilitated by CSA. The review was carried out in conjunction with the review of the BPLC Board Remuneration Committee. The results of the review confirm the Committee is operating effectively. It is considered to be well constituted and chaired, providing an effective and appropriate level of constructive challenge and oversight of the areas within its remit, including in respect of areas of judgement and discretion. The Committee’s interaction with the Board, Board
Committees and senior management is considered effective. Feedback indicated that the Committee’s interaction with the BPLC Board
Remuneration Committee continues to be effective.

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
▪The Board and management engage throughout the year with the Company's stakeholders. The Board seeks to understand the views of key stakeholders and the impact of the Company’s behaviour and business on customers and clients, colleagues, suppliers, communities and society more broadly. See also the Directors' report for information about how we engage with suppliers.
▪The Company’s long-standing commitment to the importance and value of colleague engagement continues; the Company’s people are its most valuable asset. While there is no designated workforce engagement Director on the BBPLC Board, the Board receives feedback on culture and colleague engagement during the year through, for example, updates on colleague and workforce matters presented to Board meetings. Board members also have the opportunity to engage with colleagues during the year at colleague events.
Further detail on the Company’s workforce commitment and engagement model can be found in the Colleagues section from page 41.
▪The Board Sustainability Committee supports the Board's oversight of climate and sustainability matters, in accordance with its Terms of Reference.
Board Sustainability Committee
The Board Sustainability Committee comprises a majority of independent Non-Executive Directors, with membership of the Committee broadly aligned with the BPLC Board Sustainability Committee. The Board Sustainability Committee is chaired by Nigel Higgins. Robert Berry,
Dawn Fitzpatrick, Mary Francis, C.S. Venkatakrishnan and Julia Wilson are also members of the Committee.
The Board Sustainability Committee held five scheduled and no ad hoc meetings in 2024. Owing to a prior commitment, C.S.
Venkatakrishnan and Dawn Fitzpatrick were each unable to attend one meeting. Board Sustainability Committee meetings are attended by management including the Head of Public Policy and Corporate Responsibility, Group Head of Sustainability, Group Head of Sustainable and
Transition Finance, and the Head of Legal, Public Policy and Corporate Responsibility.
Attendance at Board Sustainability Committee meetings during 2024 was as follows:

Member	Meetings attended / eligible to attend	Effective date
Nigel Higgins (Chair)	5/5	Appointed 23 March 2023
Robert Berry	5/5	Appointed 23 March 2023
Dawn Fitzpatrick	4/5	Appointed 23 March 2023
Mary Francis	5/5	Appointed 23 March 2023
CS Venkatakrishnan	4/5	Appointed 23 March 2023
Julia Wilson	5/5	Appointed 1 April 2023
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
During 2024, the principal activities of the Committee included:
▪Overseeing developments in our Sustainable Finance Strategy, which saw continued progress toward our sustainable and transition financing target.
▪Examining the potential market barriers in relation to client transitions, and policy changes required to enable a better client transition aligned to a goal of 1.5C.
▪Receiving updates on the energy related sections of Barclays’ Climate Change Statement, including the planned updates to that statement and the impact of those updates.
▪Receiving updates from management on opportunities to make further progress on achieving 2030 financed emissions sector targets, considering financial impacts, risks and actions required for real world transition.
▪Receiving an external briefing on human rights, further details of which are set out below in Additional information relating to sustainability matters.
The 2024 Board Sustainability Committee effectiveness review was externally facilitated by CSA. The review was carried out in conjunction with the review of the BPLC Board Sustainability Committee. The results of the Committee effectiveness review confirm the Committee is operating effectively. It is considered well constituted and chaired, providing an effective and appropriate level of constructive challenge and

Barclays Bank PLC 2024 Annual Report on Form 20-F	13
Governance
Corporate governance statement
oversight of the areas within its remit. The Committee’s interaction with the Board, Board Committees and senior management is considered effective. A continued focus on the potential overlap between the work of the Committee and that of the Board Audit and Risk
Committees was considered beneficial. The review suggested that there may be merit in considering how agendas for future Committee meetings might be shaped to include regular horizon scanning items for emerging topics and to create opportunities for Committee members to hear from third party experts. Feedback indicated that concurrent meetings of the BPLC and BBPLC Board Sustainability
Committee are effective, with coverage of BBPLC matters considered appropriate.
Additional information relating to sustainability matters
Board and Board Committee oversight of sustainability matters
The Board sets the strategic direction for BBPLC and has direct oversight of matters relating to culture. Further details on the role and responsibilities of the Board are set out in Principle One: Board Leadership and company purpose. Further to this, the Board and, as appropriate, its Committees oversee sustainability matters which may, where appropriate, include material impacts, risks and opportunities
(IROs) as relevant.
The Matters Reserved to the Board sets out those matters reserved to the Board, which include material decisions relating to strategy, risk appetite, risk management and controls frameworks and the approval of large transactions among other matters. The Board considers a range of matters in its decision-making process, which may include, where appropriate, consideration of any material IROs, as relevant.
Each Committee has its own Terms of Reference setting out its principal role and responsibilities and incorporating oversight of our IROs where appropriate. In particular:
•Recognising the importance of climate and sustainability matters and the growing importance of other sustainability areas including nature and biodiversity, the Board established the Board Sustainability Committee in 2023 to support and advise the Board in its oversight of climate and sustainability matters, including related risks and opportunities. The Chief Executive Officer is an Executive member of the Board Sustainability Committee and in that role brings invaluable climate and sustainability insights to the Committee’s discussions, including external perspectives from his outside appointments.
•The Board Risk Committee oversees risk appetite and management of principal risks, including climate risk. In evaluating BBPLC’s risk profile, the Committee’s considerations include the risk of financial losses arising from climate change through physical risks and risks associated with transitioning to a low-carbon economy and progress against the Barclays Group’s financed emissions reduction targets
(insofar as BBPLC contributes to these targets).
•The role of the Board Remuneration Committee includes exercising oversight over remuneration issues within the BBPLC Group, including the Fair Pay Agenda and gender and ethnicity pay gaps.
The Matters Reserved to the Board and Committee Terms of Reference are reviewed on a regular basis and updated as required, including if appropriate, to reflect changes in the nature of BBPLC's business and any relevant material IROs.
The Board and, as appropriate, its Committees oversee the setting of certain targets that are material to the Barclays Bank Group and monitor progress towards them in accordance with the Matters Reserved to the Board and Committee Terms of Reference respectively. The
Board and Board Sustainability Committee oversee the setting of material climate-related targets, aligning with the Barclays Group’s broader sustainability goals. The Board Sustainability Committee has responsibility for considering changes to the Barclays Group’s financed emissions reduction targets (insofar as BBPLC contributes to these targets) and the Board Risk Committee monitors progress against these targets and may, at the discretion of the Chair, escalate target performance matters to the Board Sustainability Committee for its consideration. In 2024, the Board Risk Committee received regular reporting on areas of elevated climate risk and progress against sector targets.
Skills and expertise related to sustainability matters
Board members and members of relevant Board Committees (for example, the Board Sustainability Committee) are able to reflect on and deepen their skills and expertise on sustainability matters, including in relation to our IROs as relevant, through periodic briefings on key business developments and external developments provided by management. In the context of an evolving legal and regulatory environment with respect to climate and sustainability, the Board received a briefing on the external reporting landscape in this area, including in respect of the disclosure requirements under the Corporate Sustainability Reporting Directive. Further information regarding briefings related to our material sustainability matters (including where appropriate updates regarding their management) provided to the
Board during 2024 can be found in Principle One: Board leadership and company purpose (see the 'What the Board did in 2024' section).
Information regarding the key sustainability-related activities of relevant Committees in 2024 can be found in Principle Three: Composition, succession and evaluation, Principle Four: Audit, risk and internal control, Principle Five: Remuneration and Principle Six: Stakeholder
relationships and engagement.
Where the Board or a Board Committee identifies that additional expertise and insight would be helpful to support informed decision-
making, they are able to call on internal subject matter experts to provide additional briefings and training on particular material sustainability matters. Where appropriate, training may be requested from relevant external experts. Recognising the importance of external perspectives and the current landscape, members of the Board Sustainability Committee received an external briefing on business, human rights and the financial sector. With an increasing reputational, regulatory and legal focus arising from human rights, the briefing covered matters including the UN Guiding Principles on Business and Human Rights and the scope of business responsibility to respect human rights. This session provided valuable insights on the external human rights landscape and supported the Committee’s understanding of relevant frameworks and responsibilities.

Barclays Bank PLC 2024 Annual Report on Form 20-F	14
Governance report
Directors’ report
The Directors present their report together with the audited accounts for the Company for the year ended 31 December 2024.
Other information that is relevant to the Directors’ report, and which is incorporated by reference into this report, can be located at:

Pages
Corporate governance statement	2 to 13
Risk Management	44 to 46
Principal Risks	9 -11, 44, 62-73

Disclosures required pursuant to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as updated by the 2018 Regulations can be found on the following pages:
Engagement with employees (Sch.7 Para 11 and 11A Regs 2008/2018)	41
Financial Instruments (Sch.7 Para 6 Regs 2008)	182
Hedge accounting policy (Sch.7 Para 6 Regs 2008)	183

Profits and dividends
The results of the Barclays Bank Group show statutory profit after tax of £3,748m (2023: £3,561m, 2022: £4,382m). The Barclays Bank
Group had net assets of £59,220m as at 31 December 2024 (2023: £60,504m).
The Company declared a £1,195m dividend to its parent, Barclays PLC, in respect of 2024, which is expected to be paid on or around 13
February 2025.
Dividends paid on preference shares for the year ended 31 December 2024 amounted to £41m (2023: £40m, 2022: £31m).
Further details on dividends on ordinary shares and preference shares paid in 2024 are set out in Note 10 to the financial statements.
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
Shareholder rights in relation to shareholder meetings
The Company is required to hold an annual general meeting each year in addition to such other general meetings as the directors think fit.
21 clear days' notice must be given for an annual general meeting and 14 days' clear notice must be given for any other general meeting.
The Company is also required to hold a general meeting if so requested by a shareholder or shareholders representing at least 5% of such of the paid-up capital of the Company as carries the right of voting at general meetings of the Company. Such a meeting must be called within
21 days of the Company being required to hold such a meeting and must be held not more than 28 days after the notice convening such a meeting.
Notice of a general meeting must be in writing and must specify the place, the day and time of meeting, and the general nature of the business to be transacted. If a special resolution is proposed, the notice must also specify the intention to propose the resolution as such.
Subject as noted below, all shareholders are entitled to attend and vote at general meetings.
The quorum for a general meeting is two qualifying persons present and entitled to vote. Voting is done on a show of hands unless a poll is properly demanded by the chair of the meeting or any shareholder entitled to vote on the resolution. Shareholders may vote at a general meeting in person or by proxy or, in the case of a corporation, by a duly appointed corporate representative. At a general meeting, shareholders vote on matters which are required to be approved by shareholders, by ordinary resolution or special resolution, as a matter of law or in accordance with the articles of association. An ordinary resolution is passed, on a show of hands, by a simple majority of votes cast or, on a poll, by shareholders representing a simple majority of total voting rights of the voting shareholders. A special resolution is passed, on a show of hands, by a majority of not less than 75% of the votes cast or, on a poll, by shareholders representing not less than 75% of the total voting rights of the voting shareholders.
Holders of preference shares have no right to receive notice of, attend or vote at, any general meetings of the Company.
Powers of Directors to issue and allot or buy back the Company’s shares
The powers of the Directors are determined by the Act and the Articles. No shares were issued or bought back in 2024. The Directors are authorised to issue and allot shares and to buy back shares subject to annual shareholder approval at the AGM. Such authorities were granted by shareholders at the 2024 AGM. It will be proposed at the 2025 AGM that the Directors be granted new authorities to allot and buy back shares.
Repurchase of shares
The Company did not repurchase any of its shares in 2024.

Barclays Bank PLC 2024 Annual Report on Form 20-F	15
Governance report
Directors’ report
Directors
The list of current Directors of the Company can be found in the Corporate Governance Statement on page 2. Changes to Directors during
2024 and up to the date of this report are set out below.

Name	Role	Effective date
Brian Shea	Non-Executive Director	Appointed 19 July 2024
Mohamed A. El-Erian	Non-Executive Director	Stepped down 31 August 2024
Diane Schueneman	Non-Executive Director	Stepped down 31 January 2025
Directors’ indemnities
Qualifying third party indemnity provisions (as defined by section 234 of the Act) were in force during the course of the financial year ended
31 December 2024 for the benefit of the then Directors of the Company and the then directors of certain of the Company's subsidiaries and, at the date of this report, are in force for the benefit of the Directors of the Company and the directors of certain of the Company's subsidiaries in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office. The Barclays Group also maintains Directors’ & Officers’ Liability Insurance which gives appropriate cover for legal action brought against its Directors.
Qualifying pension scheme indemnity provisions (as defined by section 235 of the Act) were in force during the course of the financial year ended 31 December 2024 for the benefit of the then directors and, at the date of this report are in force for the benefit of directors of
Barclays Pension Funds Trustees Limited as trustee of the Barclays Bank UK Retirement Fund, and Barclays Executive Schemes Trustees
Limited as Trustee of Barclays Capital International Pension Scheme (No.1) and Barclays PLC Funded Unapproved Retirement Benefits
Scheme. The directors of the trustees are indemnified against liability incurred in connection with the trustee’s activities in relation to the aforementioned schemes.
Political donations
The Barclays Bank Group did not give any money for political purposes in the UK or outside the UK, nor did it make any political donations to political parties or other political organisations or to any independent election candidates, or incur any political expenditure during the year.
Details of any political contributions made by the wider Barclays Group can be found in the Barclays PLC Annual Report 2024.
Support for candidates and colleagues with disabilities and long-term conditions
Barclays' commitment to inclusion means we want to ensure that candidates with disabilities and long-term health conditions receive support and adjustments in the application process and beyond. Barclays welcomes applications from all candidates and is committed to ensuring reasonable adjustments (accommodations) are put in place to ensure a fair and inclusive candidate experience. Barclays is committed to providing all colleagues with the support and tools they need to have a productive and fulfilling career. We can consider making adjustments to remove or reduce barriers colleagues might face if they have a disability, health concern or mental health condition.
We also ensure opportunities for training, career development and promotion are available to all.
Engagement with customers, suppliers and others in a business relationship with the Company
Barclays must effectively manage, monitor and mitigate risks in our supply chain. The Directors, via management, have regard to the need to foster business relationships with suppliers. We expect our Third Party Service Providers (TPSP) to make responsible decisions that, where relevant, take our stakeholders’ needs into account in both the short and the long term. Barclays expects the TPSPs to comply with applicable laws, regulations and standards within the geographies in which they operate. Barclays’ standard approach to new TPSP on-
boarding and renewal begins by assessing the services that are being provided and ascertaining the level of risk. TPSPs that are assessed as being above a low risk of exposure from a business risk perspective (at the point of onboarding and on an ongoing basis) are subject to
Barclays’ Supplier Control obligations (SCOs). TPSPs to whom the SCOs apply become managed TPSPs and are subject to ongoing management and controls assurance during the term of service. Prior to contractual agreement and service go live, these TPSPs are required to complete a pre-contractual questionnaire which captures their adherence to the SCOs and Barclays’ TPSP Code of Conduct
(TPSP CoC). The TPSP CoC encourages our TPSPs to adopt our approach to doing business and details our expectations for matters including environmental management and human rights, and also for living the Barclays Values.
Barclays works closely with the Small Business Commissioner and other organisations, including Good Business Pays, to raise awareness to the public and larger businesses on late payments and the impact these can have on businesses and business owners.
For information on our engagement with customers and clients, please refer to the Strategic report and the Customers and clients section of the Barclays PLC Annual Report 2024.
Branches and Country-by-Country reporting
The Barclays Bank Group operates through branches, offices and subsidiaries in the UK and overseas. Those branches are in a number of different jurisdictions including in Hong Kong, Singapore and New York. The Company is exempt from publishing information required by the Capital Requirements (Country-by-Country Reporting) Regulations 2013 as this information is published by its parent, BPLC. This information is available on the Barclays website: home.barclays/annualreport
Research and development
In the ordinary course of business, the Barclays Bank Group develops new products and services in each of its business divisions.
Key intangible resources
Our key intangible resources are those resources without physical substance on which our business model fundamentally depends. We deploy them to serve the financial needs of our diversified customer base, delivering value through synergies, providing clear outcomes for our stakeholders. They include our:

Barclays Bank PLC 2024 Annual Report on Form 20-F	16
Governance report
Directors’ report
•People, purpose, values and mindset - Our people are our organisation. We deliver success through a purpose-driven and inclusive culture;
•Brand - Our brand equity instils trust, lowers the cost of acquiring customers and clients and helps retain them for longer; and
•Technology and infrastructure - Our deep technology and infrastructure capabilities drive customer experiences and support strong resiliency.
Change of control
There are no significant agreements to which the Company is a party that take effect, alter or terminate on a change of control of the
Company following a takeover bid.
There are no agreements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs because of a takeover bid.
Statutory auditor
The BPLC Board Audit Committee reviews the appointment of the Barclays Group statutory auditor, as well as their relationship with the
Barclays Group, including monitoring the Barclays Group’s use of the statutory auditors for non-audit services and the balance of audit and non-audit fees paid to them. The BBPLC Board Audit Committee also monitors the use of the statutory auditor for non-audit services within the Barclays Bank Group.
In December 2024, Barclays PLC announced its intention to conduct a formal tender process for the role of statutory auditor for the Barclays
Group (including Barclays Bank PLC) with effect from the 2027 financial year onwards. After recommendation by the BBPLC Board Audit
Committee upon request of the BPLC Board, the BBPLC Board approved the commencement of the formal audit tender process for the statutory auditor. The audit tender process will be overseen by the BPLC Board Audit Committee (with support from the BBPLC Board Audit
Committee) and is expected to conclude in June 2025. An announcement will be made by Barclays PLC following the selection of the preferred firm by the BPLC Board.
Please refer to the report of the Board Audit Committee in the Barclays PLC Annual Report 2024 for further information about the audit tender process.
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
Under the Policy, except for specific categories of ‘permitted’ services that require explicit Board Audit Committee approval, the BPLC Board
Audit Committee has pre-approved all permitted services for which fees are less than £100,000. All requests to engage the statutory auditor are assessed by independent management before work can commence. Requests for permitted service types in respect of which the fees are expected to meet or exceed the above threshold, but expected to be less than £250,000, must be approved by the Chair of the BPLC
Board Audit Committee before work is permitted to begin. Services where the fees are expected to be £250,000 or higher must be approved by the BPLC Board Audit Committee as a whole. All expenses and disbursements must be included in the fees calculation. More information on the Policy can be found in the Barclays PLC Annual Report 2024.
The fees payable to KPMG for the year ended 31 December 2024 amounted to £57m (2023: £49m), of which £15m (2023: £9m) was payable in respect of non-audit services. A breakdown of the fees payable to the auditor for statutory audit and non-audit work can be found in Note 38 to the financial statements.
Disclosure of information to the Auditor
Each Director confirms that, so far as they are aware, there is no relevant audit information of which the Company’s auditor is unaware and that each of the Directors has taken all the steps that they ought to have taken as a Director to make themself aware of any relevant audit information and to establish that the Company's auditor is aware of that information. This confirmation is given pursuant to section 418 of the Act and should be interpreted in accordance with and subject to those provisions.
Directors’ responsibilities
The following statements, which should be read in conjunction with the auditor’s report set out on pages 150 to 152, are made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditor in relation to the accounts.
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
The Barclays Bank Group’s business activities, financial position, capital, factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed are discussed in the Risk review section of this report.
The Directors have evaluated these risks in the preparation of the financial statements and consider it appropriate to prepare the financial statements on a going concern basis.

Barclays Bank PLC 2024 Annual Report on Form 20-F	17
Governance report
Directors’ report
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
By order of the Board
Hannah Ellwood
Company Secretary
12 February 2025
Barclays Bank PLC
Registered in England. Company No. 1026167
Registered office, 1 Churchill Place, London E14 5HP

Barclays Bank PLC 2024 Annual Report on Form 20-F	18
Schedule to the Directors' Report: Sustainability Statement
General Information
Introduction
Barclays Bank PLC (BB PLC) is a wholly-owned subsidiary of Barclays PLC. The consolidation of Barclays Bank PLC and its subsidiaries is referred to as the Barclays Bank Group. The consolidation of Barclays PLC and its subsidiaries is referred to as the Barclays Group. The term
'Barclays' refers to either Barclays PLC or, depending on the context, the Barclays Group as a whole.
Barclays Bank Group's success is measured not only by its commercial performance, but also by the contribution to society and the way we work together for a better financial future for all stakeholders. We also have an important role to play in facilitating the investment needed to build the processes and infrastructure for the transition to net zero. Facilitating the world's decarbonisation requires collaboration between financial services, governments and the real economy. Nature and its ecosystem services fundamentally underpin economies and societies, and nature and biodiversity are intrinsically connected to our efforts to mitigate and adapt to climate change, maintain healthy communities, and support productive, sustainable economies. The scale of our business gives us the opportunity to help finance the transition – to use our global reach, products, expertise and position in the global economy to work with our clients, as they transition to a sustainable business model.
Barclays, including Barclays Bank Group, is committed to building a stronger and more inclusive economy that is better for everyone. A vibrant skilled workforce ensures that businesses can thrive and that individuals, along with their families and wider communities, can achieve financial independence and security. We are also helping communities to develop the skills and confidence they need to succeed and helping businesses to grow.
Sustainability Governance
Board and Board Committee oversight of sustainability matters
Specific information relating to our Board and its Committees can be found in the Corporate governance statement from page 2. In particular:
•Information on the composition and diversity of our Board and its Committees is set out on page 2 (the table in ‘The Board’
section), pages 4-5 (Principle Two: Division of responsibilities, ‘The Board’ section), page 5 (Principle Three: Composition, succession and evaluation) and pages 6-7 (Principle Three: the table setting out industry and leadership experience and international experience and the ‘Inclusion, diversity and equity’ section);
•Information on the roles and responsibilities of our Board and its Committees in relation to sustainability matters and how these are reflected in governance documentation, is set out on page 13 (Additional information relating to sustainability matters, the
‘Board and Board Committee oversight of sustainability matters’ section);
•Information on how the Board and its Committees oversee the setting of targets and how they monitor progress towards them  is set out on page 13 (Additional information relating to sustainability matters, the ‘Board and Board Committee oversight of sustainability matters’ section);
•Information relating to the skills and expertise of Board and Committee members in relation to sustainability matters is set out on page 13 (Additional information relating to sustainability matters, the ‘Skills and expertise related to sustainability matters’
section);
•For information on how the Board and its Committees are informed about our material risks, impacts and opportunities, refer to page 13 (Additional information relating to sustainability matters, the ‘Skills and expertise related to sustainability matters’
section);
•For information on how the Board and its Committees consider our material risks, impacts and opportunities when overseeing our strategy, risk management and any decisions on major transactions, refer to page 13 (Additional information relating to sustainability matters, the ‘Board and Board Committee oversight of sustainability matters’ section); and
•Information about the material risks, impacts and opportunities considered by the Board and its Committees during 2024 is set out from page 13 (Additional information relating to sustainability matters section).
Management’s role in the governance processes
Management across relevant business areas and functions are involved in the governance processes, controls and procedures used to monitor, manage and oversee our material impacts, risks and opportunities.  Where appropriate, specific management committees also have oversight of relevant material risks, impacts and opportunities in accordance with their Terms of Reference, with management responsibility and oversight ultimately being held by the Barclays Group Executive Committee.  Reporting lines are in place between our management committees, the Board and its relevant committees, and ultimately the Barclays PLC Board and its committees, with roles and responsibilities set out in their Terms of Reference.
The Enterprise Risk Management Framework (ERMF) governs the way in which the Barclays Bank Group identifies and manages its risks. It outlines the highest level arrangements for risk management by setting out standards, objectives and key responsibilities of different groups of employees of the Barclays Bank Group. The ERMF is complemented by frameworks, policies and standards which are mainly aligned to individual principal risks:
•frameworks cover high level principles guiding the management of principal risks, and set out details of which policies are needed, and high level governance arrangements;
•policies set out the control objectives and high level requirements to address the key principles articulated in their associated frameworks. Policies state ‘what’ those within scope are required to do; and
•standards set out detail of the control requirements to ensure the control objectives set by the policies are met.

Barclays Bank PLC 2024 Annual Report on Form 20-F	19
Schedule to the Directors' Report: Sustainability Statement
General Information
In relation to the management of material impacts and opportunities, our standard business controls and operating procedures apply.
Targets are currently set and monitored at the Barclays Group level and, as such, where appropriate, relevant senior executive management
(which would include relevant executive committees) contribute their business insights into the overall setting of targets.
Sustainability-Related Performance in Incentive Schemes
Remuneration decisions for colleagues result from the application of Barclays’ remuneration philosophy, which applies to all colleagues globally, including BB PLC Executive Committee members. The objectives of the remuneration philosophy include the following:
•Remuneration in Barclays should reward sustainable performance. Sustainable performance means making a positive and enduring difference to investors, customers and communities, delivering good customer outcomes, taking pride in leaving things better than we found them, and playing a valuable role in society
•Remuneration should align with risk appetite, risk exposure and conduct expectations, including sustainability-related risks.
Barclays’ remuneration approach is designed to reward colleagues for achieving results in line with the Barclays Group’s risk appetite and conduct expectations
The Barclays Group Remuneration Policy is set by the BPLC Board Remuneration Committee, and reviewed and adopted by the BB PLC
Board Remuneration Committee. The policy ensures that remuneration is aligned to the Barclays Bank Group's strategy and risk management approach and is designed to promote the long-term success of the Barclays Group.
Remuneration for BB PLC Executive Committee members is considered in the context of the wider workforce remuneration and the alignment of incentives and rewards with performance and culture. Their remuneration is reviewed annually by the BB PLC Board
Remuneration Committee, and the BPLC Board Remuneration Committee as appropriate. No individual is involved in deciding their own remuneration.
Performance for all colleagues, including BB PLC Executive Committee members, is assessed against colleague-specific performance objectives, which are aligned to the five lenses of the consistently excellent standard. The lenses include world-class service, precision, focus, simplicity, and diversity of thought, with sustainability considerations included as part of our objective to deliver world-class service.
Specific sustainability-related objectives will depend on the role of the individual.
Incentives are delivered in the form of annual bonus awards for all employees, including BB PLC Executive Committee members, and also
Long Term Incentive Plan (LTIP) awards for the Executive Directors of BB PLC. Non-Executive Directors of BB PLC are not eligible for annual bonus awards or other incentives.
Annual bonus awards aim to incentivise and reward the achievement of Barclays Group, business and individual objectives, and to reward colleagues for demonstrating behaviours in line with Barclays’ Values and Mindset. Individual bonus outcomes are determined based on
Barclays Group, business, and individual performance and are fully discretionary, so there is no pre-determined or explicit weighting for sustainability-related measures, except for the Executive Directors of BB PLC (as described below).
All colleagues are considered for annual bonus awards, subject to eligibility criteria, including BB PLC Executive Committee members. For employees earning higher bonuses and other employees identified as ‘Material Risk Takers’, including all of the BB PLC Executive Committee members, a significant proportion of the annual bonus is deferred to future years.
Barclays’ performance against non-financial measures, including sustainability-related measures, is also factored into the determination of the Barclays Group and BB PLC incentive pools – impacting annual bonus awards of all employees, including BB PLC Executive Committee members. For 2024, sustainability-related measures considered as part of this assessment included:
•climate-related measures focused on progress towards Barclays’ Sustainable and Transition Financing target, reductions in its financed emissions and progress against targets relating to achieving net zero operations;
•consideration of how Barclays Group is investing in communities through programmes such as LifeSkills (including number of people upskilled and placed into work);
•colleague-related measures including inclusion, engagement and culture.
Since the assessment is holistic, there is no pre-determined or explicit weighting for sustainability-related measures. The incentive pool is also adjusted to take account of risks, both crystalised and potential future risks. Consideration is given to vulnerabilities across all of
Barclays’ Principal Risks, including Climate Risk, through ex-ante and ex-post risk adjustments which are applied to the incentive pool.
The Executive Directors of BB PLC, who are also Executive Directors of BPLC, are in addition eligible to receive Long Term Incentive Plan
(LTIP) awards. Given their roles as Executive Directors of BPLC, the determination of their annual bonus and LTIP outcomes is more structured that the approach for most other Barclays employees, and includes an assessment of performance against a framework of measures set by the BPLC Board Remuneration Committee at the start of the performance period for each award. A portion of both the annual bonus and LTIP award for the Executive Directors of BB PLC is driven by non-financial performance measures, aligned with the
Barclays Group’s strategic priorities.
The 2024 annual bonus, and the 2024-2026 LTIP awards, for the Executive Directors each included a Climate & sustainability category, weighted at 5% and 15% respectively. Additionally, in the 2024 annual bonus, 5% is based on Colleague measures and 10% is based on
Risk & operational excellence measures, while in the 2024-2026 LTIP, 5% is based on each of these categories of measures.
In the next LTIP cycle, the 2025-2027 LTIP, sustainability-related measures will be included as part of a broader, renamed category of measures relating to Sustainability, customers and clients, weighted at 25%. The Sustainability measures will include Financing the transition, reducing financed emissions and achieving net zero operations, as well as supporting Barclays communities. Additionally, 10% of the 2025 annual bonus will be determined on a combination of colleague measures, including inclusion and engagement, and measures

Barclays Bank PLC 2024 Annual Report on Form 20-F	20
Schedule to the Directors' Report: Sustainability Statement
General Information
relating to customer and clients. Risk and operational excellence measures are also weighted at 5%, based on an assessment of performance against a range of measures of Barclays risk culture, operational precision and controls.
Performance against these measures will be assessed by the BPLC Board Remuneration Committee at the end of the performance period, and a detailed retrospective narrative will be provided in the Annual Report following the end of the performance period.
Integration of climate-related performance in incentive schemes
Climate-related performance is considered in incentive schemes in the same way as outlined in the ‘Sustainability-Related Performance in
Incentive Schemes’ section above, given that sustainability-related measures include climate-related measures.
Strategy, business model and value chain
Business model
Barclays Bank Group's business model is aligned with the business model of Barclays Group. Barclays deploys its tangible and intangible assets, including people, technology, infrastructure and brand, to serve the financial needs of its diversified customer base, create synergies across the organisation, generate a well-diversified income stream and provide positive outcomes for its stakeholders.
Significant products, services, and customer groups
In February 2024, Barclays set out an updated business structure. Our products and services, based on the updated structure, are outlined below.
•UKCB: UK Corporate Bank brings together lending, trade and working capital, liquidity, payments and FX solutions for corporate clients with turnover of over £6.5m
•PBWM: Barclays Private Banking and Wealth Management provides holistic wealth and private banking solutions and is structured to service clients from across the UK wealth spectrum and grow the Private Bank franchise in selected international markets
•IB: Investment Bank incorporates the Global Markets, Investment Banking and International Corporate Banking businesses, serving FTSE 350, multinationals and financial institution clients
•USCB: US Consumer Bank represents the US credit card business, particularly focused in the partnership market as well as an online deposit franchise
Significant markets
The significant markets where we provide products and services are:
•UK: The primary products and services in this region are corporate banking and private banking and wealth management
•Americas: The US is our main market outside the UK. Our principal US activities include investment banking business and consumer cards operations
•Europe: Activities in this region consist of Investment Bank which is comprised of international Corporate banking, Investment banking and Global Markets, as well as Private Bank & Wealth management
Headcount by geography:
We had a diverse workforce of 23,788 employees globally at the end of FY24.
Main features of our upstream and downstream value chain
Direct relationships in value chain:
Upstream
•Investors: BB PLC is a wholly owned subsidiary of the Barclays Group, focused on creating long term sustainable value for
Barclays and ultimately its shareholders. We are also a frequent issuer in the debt capital markets and have wholesale and retail debt investors

Barclays Bank PLC 2024 Annual Report on Form 20-F	21
Schedule to the Directors' Report: Sustainability Statement
General Information
•Third Party Service Providers (TPSPs)1: A TPSP is any entity that has entered into an arrangement with Barclays' entities, including those in the Barclays Bank Group, to provide business functions, activities, goods and/or services. For example, through
TPSPs we obtain a wide range of products and services including technology and facilities management, client focused payment solutions, customer service, trading platforms and clearing services, supporting our colleagues through recruitment services, learning partnerships and other TPSPs that support multiple functions through data services
Downstream
•Clients and Customers: Investment banking clients include corporates, money managers, financial institutions, governments and supranational organisations. Corporate clients are also served through the UK Corporate Bank. Private Bank and Wealth
Management primarily cater to high net worth individuals. US Consumer Bank caters to retail and non-retail clients through the provision of cards. We also partner with distributors to provide co-branded cards
Indirect relationships in value chain
•Affected communities: Individuals or groups who may be affected by the actions, operations and/or value chains of those parties in our upstream (TPSPs) or downstream (Clients and Customers) value chain
•Workers in our value chain: Individuals who work in our upstream or downstream value chains but may not have direct contractual relationship with the Barclays Bank Group
Sustainability strategy and goals
Barclays Bank Group contributes to Barclays' sustainability strategy and goals. These are primarily focused on impacts, risks and opportunities arising from financing activities. We support Barclays' strategy of financing the transition through Sustainable and Transition
Financing and the continued development of environmental, social and transition related financing products that meet our clients’ needs globally and support the transition to a low carbon economy. This is reflected in Barclays' financing target to facilitate $1trn of Sustainable and Transition Financing between 2023 and the end of 2030. In 2024, Barclays announced its Transition Finance Framework (TFF), which outlines the criteria for transactions to qualify as transition financing and sits alongside the Sustainable Finance Framework (SFF) to define what can be included against this target. Both the SFF and TFF are available on Barclays' website. The products and services offered as a part of this strategy are financing activities including debt and equity capital markets, corporate lending, trade finance and consumer lending. It applies to all Barclays businesses globally. These products and services help to generate positive social and environmental outcomes through financing of activities such as, but not limited to, energy efficiency, renewable energy, affordable housing, basic infrastructure and services.
Our products and services that support the Barclays sustainability goals are as follows.
UKCB: Supporting our corporate clients with their transition journeys through strong client engagement, deepening our relationships through delivery of insights and strategic priorities, while we continue to embed and develop our suite of sustainability-related products to provide an enhanced offering to clients.
PBWM: Responsible investing and sustainable investing solutions focus on ESG integration and dedicated sustainable investment strategies.
Barclays WM&I now offers most Global Access Funds as Article 8 products in a bid to promote sustainability pursuant to the EU’s
Sustainable Finance Disclosure Regulation.
IB: Blending the existing expertise and relationships in our coverage groups with new, specialised teams are focused on sustainable finance growth areas – providing enhanced and integrated solutions for our clients. The specialised teams are:
•the Energy Transition Group (which  provides clients with holistic and cohesive strategic advice and financing solutions throughout the energy value chain, with a strong emphasis on decarbonisation);
•the Sustainable Banking Group (which supports the sustainability needs of our clients across all industries through a tailored approach to coverage, advice and execution across M&A, risk management, equity and debt);
•the Sustainable Project Finance Group (which provides tailored project financing solutions for clients aiming to decarbonize their business, accelerate the development of lower -carbon technology and monetize the associated transition-related revenue opportunities);
•the Sustainable Product Group (which provides structuring services and advice to clients in Investment Banking and UK Corporate
Banking focused on executing Green and Sustainability-Linked financing for clients);and
•the Global Markets Team (which channels investments into sustainable activities, through a comprehensive range of solutions across asset classes).
We also support Barclays' commitment to aligning all of its financing to the goals and timelines of the Paris Agreement, consistent with limiting the increase in global temperatures to 1.5°C and supporting clients through the provision of sustainable and transition financing, providing financial advice and guidance as they transition to a low-carbon economy Barclays has set 2025 emissions reduction targets for energy and power sectors, and has set 2030 emissions reduction targets for eight high-emitting sectors see page 29. More generally, our broader sustainability goals include developing ways to effectively mitigate our material potential sustainability impacts and risks which could impact our customers and services, for example through the effective management of potential data privacy and cyber security impacts globally.
Note:
1Third party service providers are equivalent to suppliers as defined in Annex II- Acronyms and Glossary of Terms in ESRS, published by Council of European
Union

Barclays Bank PLC 2024 Annual Report on Form 20-F	22
Schedule to the Directors' Report: Sustainability Statement
General Information
Barclays has set out its expectations in the Third Party Service Provider Code of Conduct (TPSP CoC) for matters including environmental management and human rights. Its sustainability goals in relation to other stakeholders (such as investors and regulators) are primarily focused on maintaining and strengthening these relationships, and continuing to develop a broad and deep understanding of their individual sustainability related views, goals, expectations and challenges.
Main challenges ahead relevant to sustainability reporting
While we have made progress in our ambition towards becoming a net zero bank, and continue to see a significant opportunity to demonstrate our commercial leadership and support for our clients in the transition, we recognise that the shift to a low-carbon economy is complex and subject to significant uncertainties.  Our ability to implement our climate strategy depends heavily on our clients’ ability to commercially decarbonise their business models, which is influenced by a wide range of external factors, including market developments, technological progress and its financial viability, a stable and supportive policy environment, regulatory alignment, changes to societal behaviour, geopolitical developments and regional variations.
Our climate strategy will continue to evolve as we continue to pursue our ambition of being a net zero bank by 2050 against the shifting and rapidly developing landscape. As explained later in the statement, we contribute to Barclays financed emissions targets. Barclays keeps its targets, policies that support the progress towards them, and year-on-year and cumulative progress under review in light of the rapidly changing external environment and its need to balance a range of factors when managing its portfolios including commercial objectives, effective risk management and the need to support governments and clients both in delivering an orderly transition and providing energy security. Barclays expects progress towards the targets to be volatile and non-linear. As the external environment in which we, Barclays and our clients operate shifts, and new information becomes available, there may be a need for us and Barclays to update the approach to manage the effectiveness and impact of these efforts to reduce financed emissions, while remaining focused on the ambition to be a net zero bank by 2050.
The development of sustainability related metrics, targets and disclosures are also dependent on data availability. Barclays relies on disclosures made by its clients and customers, which at this time are complex and still evolving to be reliable and consistent.

Barclays Bank PLC 2024 Annual Report on Form 20-F	23
Directors' Report: Sustainability Statement
Environmental Information
Climate Change
Strategy
Strategy and Transition Plan
Barclays’ ambition is to be a net zero bank by 2050, aligning our financing with the goals and timelines of the Paris Agreement, by focusing on achieving net zero operations, reducing our financed emissions and financing the transition.  Barclays’ climate strategy is underpinned by the way it assesses and manages its exposure to climate-related risks.  Barclays Bank Group contributes to achieving Barclays’ climate strategy and works closely with its clients to ensure that over time the activities it finances are aligned to the goals and timelines of the Paris
Agreement.
Barclays is currently developing a transition plan which it intends to publish later this year. Barclays Bank Group forms part of Barclays and will contribute to achieving the objectives of the Barclays transition plan. Barclays Bank Group does not have its own transition plan for climate change mitigation nor does it plan to adopt its own transition plan.
Climate Change Risk
Strategy
Barclays is exposed to financial risks from climate change through its downstream financing and investment activities. Barclays has implemented a risk management framework for climate risk which integrates within the broader ERMF aiming to guide effective management of climate risk and support the delivery of the Group’s Climate Strategy. Climate Risk is considered as one of the principal risks within Barclays ERMF.
The key principle underpinning this framework is that climate risk (including transition risk) is recognised as a driver of other existing financial (Credit, Market, Treasury and Capital) and non-financial (including Operational and Reputational) risks. The approach to identifying, measuring and managing Climate-related risk is consistent with other key risks, however there remains significant uncertainty around when these risks will materialise. The bank conducts assessment across short, medium and long-term timeframes to understand and quantify the impact of climate physical and transition risks in its financed portfolios. The climate risk management framework developed at the Group level is applicable to its entities and business lines. The approach is customised to reflect portfolio characteristics, size and exposure to specific climate risk drivers (including transition risk drivers) within various portfolios.
Climate scenario analysis forms a key part of the Barclays Bank Group's approach to assessing and quantifying the impact of both physical and transition risks in the Bank's portfolios. Through climate scenario analysis, the climate related risks and uncertainties can be translated into financial impacts to the Bank, allowing Barclays to identify risks and better understand the resilience of its business strategy and the impact on the Bank's business model.
Policies
Policies relating to Climate Change Impacts
Climate Change Statement
Barclays Bank Group applies the Barclays position statement titled ‘Climate Change Statement’ to manage our potential downstream negative impact for certain high emitting sectors. The statement addresses climate change mitigation and relates to the potential negative downstream impact that Barclays Bank Group can have by continuing to finance activities and/or companies active in high emitting sectors which significantly contribute to global emissions. The statement does not address climate change adaptation, energy efficiency or renewable energy deployment. With regards to climate change adaptation, energy efficiency and renewable energy deployment, we address this by including the financing of the above activities as eligible under our Sustainable and Transition Finance Framework, to be counted towards Barclays Group's $1 trillion sustainable and transition finance target, rather than through the use of policy.
The Climate Change Statement sets out Barclays position and approach to certain high emitting sectors with tightening policy criteria and increasing expectations over time as well as outlining Barclays focus on supporting its clients to transition to a low carbon economy. The statement has been developed in addition to Barclays sector-specific emission reduction targets consistent with the Barclays Purpose. The statement considers risk and market factors to energy and power sectors with higher carbon-related exposures, emissions or those which may have an impact on certain sensitive environments or communities.
The key contents of the Climate Change Statement are:
•Conditions or restrictions on the financing of certain activity such as project finance for expansion projects in upstream oil and gas, or financing provided to certain clients or groups active in sectors including but not limited to upstream oil and gas, thermal coal mining and thermal coal power
•The applicability of stated financing restrictions and the governance approach of the statement
•A brief overview of
–The Client Transition Framework (CTF), which evaluates corporate clients’ current and expected future progress as they transition to a low-carbon business model. Barclays conducts these assessments annually for corporate clients that are in-scope for sectors where BlueTrackTM targets have been set for Barclays
–The senior Client Transition Review Forum (CTRF) which carries out targeted reviews of groups (any entity, the relevant parent company and its consolidated subsidiaries, as a whole) subject to a CTF assessment. These reviews are informed by the CTF assessment and take into account consideration of relevant risks and other business factors

Barclays Bank PLC 2024 Annual Report on Form 20-F	24
Directors' Report: Sustainability Statement
Environmental Information
•The approach to Enhanced Due Diligence (EDD) which evaluates groups that are in scope of the statement, performance on a range of environmental and social issues. The referral and escalation procedure for groups assessed as higher risk following either an EDD review or following a CTRF assessment
Barclays conducts EDD on a case-by-case basis and groups in scope of this statement are assessed against the Equator Principles (if a project finance or credit transaction is deemed to be in scope) including, where appropriate, any relevant International Finance Corporation
(IFC) performance standards. The Performance Standards are directed towards clients, providing guidance on how to identify risks and impacts, and are designed to help avoid, mitigate and manage risks and impacts as a way of doing business in a sustainable way, including stakeholder engagement and disclosure obligations of the client in relation to project-level activities.
The Climate Change Statement is regularly reviewed, considering the rapidly changing external environment. The statement is informed by engagement with Barclays stakeholders, including shareholders, clients, subject specialists and civil society. Barclays also use these engagements to share the statement with affected stakeholders and clients. Any review of this Statement will be undertaken by the Barclays
Group Sustainability Committee with escalation to the Barclays Board Sustainability Committee or Barclays Board (if appropriate).
Group-wide frameworks, policies and standards will be adopted throughout Barclays and applied unless local laws or regulations require otherwise. As such, the BB PLC CEO is the most senior individual in the organisation that is accountable for the implementation of the statement.
The scope of the statement is outlined in the table the below and covers our approach to financing certain sensitive sectors (thermal coal mining, coal-fired power generation, mountain-top coal removal, upstream oil and gas and unconventional oil and gas including oil sands,
Arctic oil and gas, hydraulic fracturing ('fracking'), Amazon oil and gas, ultra-deep water and extra heavy oil) and enhanced due diligence requirements for biomass.
Words in italics as captured in the table below are defined in the Key Definitions table in the 'Further Information' section starting from page
36. These definitions clarify the intended scope of this statement. The Climate Change Statement is available to stakeholders on the Barclays website.

Sector	Project Level	Entity Level
Upstream Oil and Gas
As at the date of this statement, restrictions
on business appetite are as follows:
• We will not provide project
finance for expansion projects or
infrastructure projects primarily
to be used for such expansion
projects
• We will not provide other direct
financing to Energy Groups for
expansion projects or
infrastructure projects primarily
to be used for such expansion
projects

As at the date of this statement,
• We expect all Energy Groups to be producing relevant
information in relation to their transition plans or
decarbonisation strategies
• Any new financing or renewal of existing financing for
Non-diversified Groups where more than 10% of their total
planned oil and gas capital expenditure is in long-lead
expansion will be by exception
• We will not provide financing to new clients that are
Energy Groups where more than 10% of their total
planned oil and gas capital expenditure is in expansion
Energy Groups meeting any of the following will be subject to mandatory annual review by the CTRF to determine whether continued
financing support is appropriate in the context of their investment plans and overall decarbonisation or transition plans:
• Energy Groups where more than 10% of their total
planned upstream oil and gas capital expenditure is in
expansion
• Non-diversified Groups
–We recognise that Non-diversified Groups may present
greater transition risk than diversified Energy Groups,
in particular those engaged in long-lead expansion
–We have very limited appetite for Non-diversified
Groups where they are engaged in long- lead
expansion
• Energy Groups with the lowest CTF assessment scores
Notwithstanding the outcomes of the CTRF reviews, financing
decisions are transaction specific and will continue to be subject to consideration by relevant committees, if appropriate, to consider issues such as credit risk, reputational risk and capital impact.
From 1 January 2026, we will only provide financing to Energy Groups if they are able to demonstrate that they are committed to reducing their own emissions by having:
• net zero-aligned near-term Scope 1 and 2 emissions
reduction targets (absolute or intensity-based); and
• targets to reduce methane emissions by 2030, aligned
with OGCI, OGMP2.0, or similar industry guidance; and a
commitment to end all routine / non-essential venting and
flaring by 2030

Barclays Bank PLC 2024 Annual Report on Form 20-F	25
Directors' Report: Sustainability Statement
Environmental Information

Sector	Project Level	Entity Level
Unconventional Oil and Gas
As at the date of this statement restrictions on
business appetite are as follows:
Amazon Biome/Ultra-Deep Water/Extra
Heavy Oil
•We will not provide direct financing to
Energy Groups for any oil and gas projects in
the Amazon Biome, or any oil and gas
projects involving Ultra-Deep Water and/or
Extra Heavy Oil, or infrastructure projects
primarily to be used for such oil and gas
projects
Arctic Circle
•We will not directly finance oil and gas
projects in the Arctic Circle
Hydraulic Fracturing (Fracking)
•We will not directly finance projects
involving Hydraulic Fracturing (Fracking) in
the UK and Europe
Oil Sands
•We will not provide direct financing wholly
or primarily to be used for the construction
of new: (i) Oil Sands exploration, production
and/or Oil Sands processing assets; or (ii)
Oil Sands pipelines

As at the date of this statement restrictions on business appetite are as follows:
Amazon Biome
•We will not provide financing to Clients engaged in exploration, appraisal, development, and production of oil and gas in the Amazon
Biome
Arctic Circle
•We will not provide financing to Clients materially engaged in oil and gas exploration and production or pipeline transportation operations in the Arctic Circle
•We will not provide financing to Clients with ancillary oil and gas businesses in the Arctic Circle where proceeds are known to be for supporting new oil and gas exploration, production or new pipeline transportation projects in the Arctic Circle
Hydraulic Fracturing (Fracking)
•We will not provide financing to Clients materially engaged in
Fracking activities in the UK and Europe
Oil Sands
•We will not provide financing to Oil Sands exploration and production companies
•We will not provide general corporate purposes financing that is specified as being wholly or primarily for the construction of new: (i)
Oil Sands exploration, production and/or Oil Sands processing assets; or (ii) Oil Sands pipelines
We will not provide financing to Energy Groups whose aggregate share of production in Oil Sands, Extra Heavy Oil, Hydraulic Fracturing in the
UK/EU, and Arctic Circle oil and gas exceeds 20% of their total oil and gas production.

Thermal Coal Mining
As at the date of this statement, restrictions
on business appetite are as follows:
•No project finance for greenfield
development or material expansion of
thermal coal mines anywhere in the world,
including captives
•No project finance for development of
infrastructure projects primarily to be used
for thermal coal mines anywhere in the
world

As at the date of this statement, restrictions on business appetite are as follows:
•No financing to new clients engaged in thermal coal mining
•No general corporate purpose financing that is specified as being for new or material expansion of thermal coal mining
•No financing to existing clients that generate more than 30% of revenues from thermal coal mining
•No general corporate purposes financing to clients with entities engaged in opening new thermal coal mines or material expansion of existing thermal coal mines, unless an undertaking is received from the borrower, or we are otherwise satisfied that the proceeds of such financing will not be made available to entities engaged in opening new thermal coal mines or material expansion of existing thermal coal mines
By 1 January 2030:
•For EU and OECD, we will phase out financing to all clients engaged in thermal coal mining
•For the rest of the world, we will no longer provide financing to clients that generate more than 10% of revenue from thermal coal mining
By 1 January 2035, we will phase out financing for all clients engaged in thermal coal mining.

Barclays Bank PLC 2024 Annual Report on Form 20-F	26
Directors' Report: Sustainability Statement
Environmental Information

Sector	Project Level	Entity Level
Thermal Coal Power
As at the date of this statement, restrictions
on business appetite are as follows:
•No project finance to enable the
construction or material expansion of
thermal coal-fired power plants anywhere in
the world, including captives

As at the date of this statement, restrictions on business appetite are as follows:
•No general corporate purpose financing that is specified as being for new or material expansion of thermal coal-fired power plants
•No financing to clients that generate more than 30% of revenue from thermal coal-fired power generation
•No general corporate purposes financing to clients with entities engaged in developing new thermal coal-fired power plants or material expansion of existing thermal coal-fired power plants, unless an undertaking is received from the borrower, or we are otherwise satisfied that the proceeds of such financing will not be made available to entities engaged in developing new thermal coal-
fired power plants or material expansion of existing thermal coal-
fired power plants
By 1 January 2030:
•For EU and OECD, we will phase out financing to clients engaged in thermal coal-fired power generation
•For rest of the world, we will no longer provide financing to clients that generate more than 10% of revenue from thermal coal-fired power generation
By 1 January 2035, we will phase out financing for all clients engaged in thermal coal-fired power generation.
Exceptions to the phase out date(s) for thermal coal-fired power generation apply if:
•Remaining thermal coal-fired power plants are abated to reduce
GHG emissions to near zero; OR
•Remaining thermal coal-fired power plants solely utilised as backup to low carbon power supply; OR
•Remaining thermal coal-fired power plants are required to remain open by operation of law, regulation or contract.

Mountain Top Removal (MTR) Coal Mining	As at the date of this statement, Barclays will not directly finance projects or developments using MTR coal mining.
Biomass	Barclays will conduct EDD on Groups that have >500MW installed Biomass capacity AND/OR >50% of their total installed capacity as Biomass.
General exceptions apply to our thermal coal mining policy in the following circumstance
•In relation to any transition finance provided by Barclays to clients reducing their thermal coal portfolio including retrofitting of existing facilities
General exceptions apply to out thermal coal power policy in the following circumstances
•In relation to any transition finance provided by Barclays to clients reducing their thermal coal portfolio including retrofitting of existing facilities and where Barclays is providing financing for decommissioning plants for those unable to transition
Policies relating to Climate Risk
Climate Risk is a Principal Risk with the Bank's ERMF. Barclays Bank Group has implemented a risk management framework for climate risk within the broader Enterprise Risk management framework aiming to guide effective management of climate risk and support the delivery of its Climate Strategy. The key principle underpinning this framework is that climate risk (including transition risk) is recognised as a driver of other existing financial (Credit, Market, Treasury and Capital) and non-financial (including Operational and Reputational) risks, and not treated as a standalone risk type. The approach to identifying, measuring and managing Climate-related risk is consistent with other key risks, however there remains significant uncertainty around when these risks will materialise.
The Bank conducts assessment across short, medium and long-term timeframes to understand and quantify the impact of climate physical and transition risks in its financed portfolios. The climate risk management framework developed at the Group level is applicable to its entities and business lines. The approach is customised to reflect portfolio characteristics, size and exposure to specific climate risk drivers
(including transition risk drivers) within various portfolios. The emissions resulting from the activities of customers and clients to whom financing is provided is measured using BlueTrack™. Barclays has developed Client Transition framework to evaluate corporate client's progress as they transition to a lower-carbon economy. The client CTF scores and emission data from BlueTrack™ are further used to inform key risk management practices, including risk monitoring, setting limits, managing concentrations, credit decisions and stress testing exercises.

Barclays Bank PLC 2024 Annual Report on Form 20-F	27
Directors' Report: Sustainability Statement
Environmental Information
The Head of Climate Risk is the owner of Climate Principal risk, accountable for the management and oversight of the climate risk management framework and climate risk profile. The oversight and management of climate-related risks occur at number of levels including through various governance committees and forums across business lines and legal entities.
Actions
Actions taken in relation to Climate Change Impacts
We have taken and will continue to take the following key actions, grouped under decarbonisation levers, as Barclays could be connected to potential downstream negative impacts on people and the environment, over the short, medium and long term, in relation to providing financial services to clients in high emitting sectors.
Measuring and monitoring emissions
Enhanced due diligence (EDD) to achieve Climate Change Statement objectives
We conduct EDD on certain clients in-scope of our policy statements as defined in Barclays internal EDD approach, on an annual basis via detailed EDD questionnaires, which are used to evaluate their performance on a range of environmental and social issues in addition to adherence to restrictions detailed in our policy statements and may be supplemented by a review of client policies/procedures, further client engagement and adverse media checks as appropriate. The outcome of this action is the evaluation of a clients performance on a range of environmental and social issues and adherence to restrictions detailed in our policy statements, which in turn determines whether further review and client engagement may be required throughout the year and can be used to inform our financing decisions. Enhanced due diligence for clients in scope of our policy statements is undertaken by Barclays client coverage teams, supported by control teams, as well as the Group Sustainability team who may advise on the application of the statements. Application of enhanced due diligence in relation to other identified impacts, risks and opportunities, is detailed in the relevant pages.
We continue to conduct EDD on certain clients operating in the following sensitive sectors covered by our Climate Change Statement:
thermal coal mining, thermal coal-fired power generation, mountain-top coal removal, oil sands, Arctic oil and gas, hydraulic fracturing
('fracking') and have extended enhanced due diligence to cover certain upstream oil and gas and unconventional oil and gas including
Amazon oil and gas, ultra-deep water and extra heavy oil and biomass.
Financed emissions tracking and benchmarking
Barclays measures financed emissions and tracks them at a portfolio level against the goals and timelines of the Paris Agreement – this methodology is called BlueTrack™. Currently, Barclays has set emissions reduction targets for Upstream Energy, Power, Steel, Cement,
Automotive manufacturing, Aviation, UK Commercial Real Estate, UK Agriculture portfolios and convergence point for UK Housing. The
BlueTrack™ methodology was developed to measure and track Barclays progress against  targets integrating 1.5°C aligned scenarios. The
BlueTrackTM methodology uses an external climate scenario to construct a Paris-aligned portfolio benchmark that defines how a given financing portfolio will need to reduce emissions over time. These scenarios have been selected because they have been developed by reputable external providers, are aligned with the Paris Agreement goals, and are sufficiently granular. The financed emissions for Barclays
Bank Group are reported within the metrics section of this disclosure.
The expected and achieved reduction in emission from these above actions have not been calculated for Barclays Bank Group. Measuring the result of our actions on achieved and expected GHG reductions is both non-linear and complex, and therefore we have not isolated the specific impact of our actions. Further, with respect to expected GHG reductions, it is very difficult to accurately quantify the likely specific impact of our actions due to our dependence on our clients’ ability to commercially decarbonise their business models, which is influenced by a wide range of external factors, including market developments, technological progress and its financial viability, a stable and supportive policy environment, regulatory alignment, changes to societal behaviour, geopolitical developments and regional variations. Therefore, we do not report our achieved or expected GHG reductions specifically as a result of our actions.
Sustainable and transition financing
We continue to expand the breadth of sustainable and transition finance banking products we offer to support the transition to a low carbon economy includes those aimed at mitigating climate change. For details on this please refer to actions on page 33 of the  Sustainable
Products and Services section.
Actions taken in relation to Climate Risk
Barclays continues to enhance and sophisticate its risk management capabilities with  increased knowledge and ability to identify, quantify and manage climate related risks, including transition risk, in line with its Climate Risk Framework. To facilitate embedding of Climate Risk
Framework, the Group has developed and enhanced processes tools, models and data platforms as applicable. The Barclays Group has established a risk appetite for climate risk which is managed through various risk limits, trigger and indicators set across different Principal
Risk types. Regular monitoring, reporting, and governance provide oversight of climate risk profile and exposures and ensure they remain within the appetite. Corrective actions are taken to address any breaches or excesses. The Bank regularly performs client-level assessments and scenario analysis exercises to identify and assess portfolios that are more vulnerable to climate risks. These actions are completed on a continuous basis through the year. For further information, on actions, refer to the Climate Risk Management section of the Risk Review on page 62.
Climate Scenario analysis
The climate scenario analysis is primarily used for (1) understanding Barclays’ resilience to climate scenarios, (2) as a consideration within its financial planning process, (3) assessing the financial impacts from Barclays meeting its sectoral BlueTrackTM targets consistent with limiting the increase in global temperatures to 1.5°C, and (4) within its assessment of Expected Credit Losses reported under IFRS9. For year-end 2024, the IFRS 9 Downside 2 scenario has been updated and aligned to the 2024 Internal Stress Test scenario which is climate aware. The output of the ECL review did not provide variances in ECL deemed sufficiently certain to warrant raising an additional climate-
related charge in 2024

Barclays Bank PLC 2024 Annual Report on Form 20-F	28
Directors' Report: Sustainability Statement
Environmental Information
Barclays’ 2024 financial planning process included a review of our strategy, its implementation and tracking our contribution to Barclays
Group climate related targets, as well as, capturing a view of climate-related risks and opportunities, which aligns with how we manage other risks. Barclays central medium term planning process also considered the impact of current government and regulatory policies into the baseline planning scenario.
The planning process included an assessment of our financed emissions reductions for some of our highest emitting sectors. We also considered impairment over the horizon of the financial plan. At this point in time, there are no associated material amendments required to the financial plan.
Based on the scenario analysis exercises undertaken to date, Barclays' strategy remains resilient to climate risks. This assessment includes the conclusion from the 2024 Internal Stress Test which had climate risk drivers, with further details included below. The 2024 Internal
Stress Test was performed at the Barclays Group level and covers portfolios of all the Barclays Group's entities including BB PLC.
A stress scenario integrating climate risk factors was produced for 2024 Internal Stress Test which covered the full balance sheet. This exercise was designed to assess Barclays' financial resiliency to both climate and traditional macroeconomic risk– and the extent to which
Barclays would remain within risk appetite. The stress scenario was internally designed with consideration of Barclays' specific portfolio vulnerabilities. The scenario modelling includes sector specific assumptions, such as the extent to which sectors can pass on carbon taxation costs, and the exposure to physical risk hazards.
The impacts of stress remain manageable within the Bank's existing risk profile. Results of the exercise indicate that losses are highest within the Investment Bank, driven by exposure to carbon intensive sectors that are most vulnerable from the fast transition scenario, such as the introduction of carbon pricing schemes and significant declining oil and gas demand.
Scenario details
The climate scenario was designed and developed with our internal specialist scenario expansion team, leveraging the tools and approaches of the existing scenario expansion processes and supplementing these with specific climate analysis.
The stress scenario narrative unfolds over a five-year timeframe, aligned to a less than 2°C pathway and incorporated incremental impacts of both climate physical and transition risk factors on the macroeconomic stressed pathways. The scenario included the implications of policy announcements that trigger immediate asset repricing, while more stringent policy requirements unfold over a longer time horizon –
dampening recovery in the latter years. Against this backdrop the scenario also includes considerations for physical risk. The scenario also includes the following key events occurring over the short and medium term horizon, which is a 5 year timeframe.
a.Consumer preferences shift toward greener products and practices along with reduction in consumption to cope with the recessionary environment;
b.Investors reallocating their capital from brown assets or those with poor transition plans to greener firms resulting in shocks across equity markets;
c.Acceleration and tightening of EPC minimum standards for Buy-to-Let, Social Housing, and Commercial Real Estate buildings in the UK;
d.Under continued behavioural pressure from consumers and investors, large-scale plans for transitioning to a more sustainable business model occur where possible. The return of capital on these plans and the associated delay to recovery leads to a slight prolonging of the stress, but the creation of a transition plan leads to confidence in financial markets by investors;
e. New policy announcements in the UK and US alongside increase in the Government investment to support faster transition;
f.Ramping up of emissions trading schemes with carbon price increasing to to $141/tCO2 within 12 months from 2027; and
g.A reduction in exports, supply-side shocks and trading frictions from the introduction of Carbon Border Adjustment Mechanisms.
The scenario assumes following impacts on Barclays:
1.Amplified market shocks: additional to existing macroeconomic shocks, further equity and credit shocks for carbon-intensive industries and financiers, as a result of immediate repricing;
2.Amplified credit deterioration: increase in credit risk within carbon-intensive industries as a result of lower earnings expectations and refinancing risks; and
3.Increase in frequency of physical risk events: increase in the occurrence of physical hazards such as flood, hurricanes and droughts over stress time-horizon.
Based on above, scenario variables are calibrated with varying levels of granularity guided by the scenario narrative and considerations for compounding effects of economic downturn and climate stresses. Material technological development has not been assumed within the economic projections, given the immediate and short time horizon of the scenario.
Results and insights
The results of the exercise showed that, in the Investment Bank and UK Corporate portfolio within Barclays Bank Group, losses were driven mostly by companies operating in heavily emission intensive industries due to rising carbon prices ($349/tCO2e) over the scenario, or those within sectors where demand for products and services is rapidly falling due to consumer behaviour shifts or wider decarbonisation of the economy. For the Oil and Gas sector, whilst many companies were able to withstand the 5-year stress given strong balance sheets post high prices in 2022, over longer time frames, non-linear increases in defaults are likely to be observed as carbon costs severely cut into the

Barclays Bank PLC 2024 Annual Report on Form 20-F	29
Directors' Report: Sustainability Statement
Environmental Information
industry’s profits, alongside increasingly uneconomical assets due to market shifts caused by transition risk and increase frequency of physical risk. Whilst the impact is significant they remain manageable within the Banks existing risk profile.
We acknowledge however that further advances in modelling capability and data availability are needed to fully understand the extent of these losses.
Challenges and Limitations
Barclays is continuing to develop its understanding of the interlinking relationships between climate, particularly transition, and macro variables. A lack of adequate historical data being a key limitation to progress modelling capabilities. There exists inherent challenges in climate modelling due to limitations in data quality and availability, given the short history of climate assessments within the financial services industry.
There exists inherent uncertainties with scenario design largely attributed to limited history of the interactions between climate risks and the economy. There is a significant level of uncertainty with climate stress-testing projections in (i) how the scenario will manifest; (ii) how customers and clients will react; and (iii) the final loss quantification.  Over longer time horizons, it becomes increasingly difficult to capture the range of second-order effects as physical and transition risks evolve, assess the rate in which risks manifest or subside, or identify inflection points.
Future Actions planned in relation to Climate Change Impacts and Risks
In terms of additional future key actions, which are relevant to both our material climate IROs (Impact, Risk and Opportunities). Barclays
Bank Group will continue to contribute to Barclays efforts to manage portfolios, maintain balance between commercial objectives, prudent risk management practices and other non-financial objectives in support of Barclays ambition to be net zero by 2050. As referred to above,
Barclays intends to publish a transition plan later this year. Barclays periodically reviews their policies and the actions being taken to achieve their policy objectives and targets, considering the rapidly changing environment and as informed by engagement with stakeholders, shareholders, clients, subject specialists, and civil society groups. Barclays will also continue to periodically review  their risk appetite for climate risk to maintain alignment with their strategic objectives as well as their approach to managing climate risk for alignment with regulatory developments. As such, we will continue to support and contribute to these key Barclays actions, which we expect to contribute to the achievement of policy objectives and Barclays’ targets across Barclays on an ongoing basis.
Targets
Considering Climate Change Impacts
Barclays Group views sustainability as a global issue which is best tackled from a top down approach, with targets set at the Barclays Group level. Barclays Bank Group does not have any entity specific targets relating to its financed emissions. Further, given the global footprint of many Barclays clients, who often engage with multiple Barclays entities, setting targets at the Barclays Group level ensures a more cohesive and aligned approach to achieve our sustainability objectives.
Barclays Bank Group as a part of the wider reporting group contributes towards achieving the emissions targets set at Barclays to manage climate change impacts. Therefore we track the effectiveness of polices through the monitoring of the progression against the targets set at
Barclays level. Barclays has now set 2030 reduction targets for eight high-emitting sectors: Upstream Energy, Power, Cement, Steel,
Automotive Manufacturing (LDV), UK Commercial Real Estate, UK Agriculture and Aviation; and a convergence point for UK Housing. These targets are outlined in the below table.

Barclays Bank PLC 2024 Annual Report on Form 20-F	30
Directors' Report: Sustainability Statement
Environmental Information

Financed emissions metrics - Barclays
Sector				Setting our targets
Sector	Sector boundaries	Emissions Scope	GHG included	Reference scenario	Target metric	Unit of measurement	Baseline year	Target vs baseline
Energy	Upstream Energy	1,2 & 3	Carbon dioxide and Methane	IEA SDS IEA NZE2050	Absolute emissions	MtCO2e	2020	-15% by end of 2025 -40% by end of 2030
Power	Power generators	1	Carbon dioxide	IEA SDS IEA NZE2050	Physical Intensity	kgCO2e/MWh	2020	-30% by end of 2025 -50% to -69% by end of 2030
Cement	Cement manufacturers	1 & 2	All GHGs	IEA NZE2050	Physical Intensity	tCO2e/t	2021	-20% to -26% by end of 2030
Steel	Steel manufacturers	1 & 2	All GHGs	IEA NZE2050	Physical Intensity	tCO2e/t	2021	-20% to -40% by end of 2030
Automotive Manufacturing	Light Duty Vehicles manufacturers	1,2 & 3	All GHG for scope 1 and 2; Carbon dioxide for scope 3	IEA NZE2050	Physical Intensity	gCO2e/ km	2022	-40% to -64% by end of 2030
Aviation	Commercial Aviation (Air Travel) – Passenger (including belly cargo) and Dedicated cargo	1 & 3	Carbon dioxide for scope 1; All GHGs for scope 3	MPP Prudent	Physical Intensity	gCO2e/RTK	2023	-11% to -16% by end of 2030
UK Commercial Real Estate	UK Corporate Bank	1 & 2	CO2, methane and nitrous oxide	CRREM II	Physical Intensity	kgCO2e/m2	2023	-51% by end of 2030
Agriculture	UK Livestock & Dairy Farming	1,2 & 3	Carbon dioxide, methane and nitrous oxide	CCC BNZ	Absolute emissions	MtCO2e	2023	-21% by end of 2030
UK Housing[1]	UK buy-to-let and owner-occupied mortgages, Social Housing and Business Banking	1 & 2	Carbon dioxide, methane and nitrous oxide	CCC BNZ	Physical intensity	kgCO2e/m2	2023	Portfolio convergence point vs. baseline -40% by end of 2030
Note
1 Barclays has identified a 2030 emission intensity convergence point for UK Housing but has not set a formal target.
Considering Climate Risk
The BlueTrack™ emission reduction targets established at the Barclays level for high-emitting sectors also include legal entities portfolios.
These emission reduction targets and CTF scores inform and support management of transition risks within alongside various exposure measures used within the principal risk types. Barclays Bank Group doesn't set specific entity level emission reduction targets. The risk appetite for climate risk is translated into a detailed series of risks limits, triggers and indicators to control and manage transition risks and is regularly reviewed by Board Risk Committee and enhanced to maintain alignment with the Barclays strategic objectives. The approach and practices for managing climate risk are reviewed on a regular basis for alignment with regulatory developments and industry leading practices. A control environment for climate risks has been established in accordance with Barclays' Control Framework, the Bank has also established a governance forum to provide oversight of climate-related risk events, policy and issue management. Additionally, the assurance teams are responsible for performing climate risk specific reviews to ensure effectiveness of the Climate Risk Framework and risk practices.
Metrics
Metrics relating to Climate Change Impacts
Emissions:
We have disclosed Scope 3 Category 15 emissions in line with the results of our assessment and obligations under the ESRS.
We have determined it appropriate to report absolute emissions only from activities where Barclays have set targets due to the below reasons:
1.Within financed emissions, the activities where Barclays has set targets are those that drive the group business strategy and client action. The activities where we have set targets are aligned to the recommendations of the Net Zero Banking Alliance (NZBA) for setting targets on high-emitting sectors.
2.Upstream Energy and Power Generation are also activities which are embedded within our strategic non-financial objectives for executive compensation.
3.Barclays has taken into account stakeholder engagement, including engagement with affected stakeholders in reaching the conclusions set out above as to material impact and related risk and the relevance and materiality of the information proposed to be disclosed.
The Scope 3 Category 15 emissions metrics, in the table below, have been calculated through our BlueTrackTM methodology, outlined in the
Financed emissions tracking and benchmarking section above.

Barclays Bank PLC 2024 Annual Report on Form 20-F	31
Directors' Report: Sustainability Statement
Environmental Information
For other activities where Barclays have not set targets, the Barclays Bank Group has not disclosed metrics. As disclosed in the Reducing our financed emissions section of the Barclays annual report, the activities where Barclays has set targets represent approximately 43% of
Barclays Group’s financed emissions.
Scope 3 categories 1-14 have been considered not significant for reporting. No baseline figures have been included because targets have not been set at the Barclays Bank Group’s level.

Scope 3 financed emissions where Barclays has set targets
Activities[1]	Sector boundaries	Unit of measurement	Dec 2024
Upstream Energy	Upstream Energy (producers of coal, oil, gas and NGLs)	MtCO2e	41.1
Power	Power generators	MtCO2e	14.0
Cement	Cement manufacturers	MtCO2e	0.8
Steel	Steel manufacturers	MtCO2e	0.9
Automotive Manufacturing	Light Duty Vehicles manufacturers	MtCO2e	3.8
Aviation	Commercial Aviation (Air Travel) – Passenger (including belly cargo) & Dedicated cargo	MtCO2e	4.9
UK Commercial Real Estate	UK Corporate Bank	MtCO2e	0.1
UK Housing[2]	UK buy-to-let and owner-occupied mortgages, Social Housing and Business Banking	MtCO2e	0.1
Total		MtCO2e	65.7
Notes
1 Barclays Bank plc does not have UK agriculture activities that contribute to the Barclays plc target
2 Barclays has identified a 2030 emission intensity convergence point for UK Housing but has not set a formal target.
Our methodology and assumptions in calculating financed emissions
Financed emissions are calculated by applying an attribution factor to client emissions. Client emissions are calculated using a range of data quality options, ranging from reported emissions to sector-average emission factors. Based on the PCAF Standard, we use a range of external and internal data feeds to estimate client emissions. We rely on external vendors to source production activity and reported emissions data. In certain cases, the data, fall-back inputs or modelled outputs are overridden using expert judgement. To facilitate this, we run a series of validation tests on both emissions and financial data. Where there is a significant divergence identified with a supporting rationale – for example where a company has divested a material asset not yet reflected in the underlying data – we apply an override to the data.
Within each sector, we have defined an appropriate value chain activity and emissions boundary on which our Group targets are defined.
We identify in-scope clients based on the internal Barclays Industry Classification (BIC) codes.

Approach for estimating emissions mapped to PCAF DQ scores
Activity	Data Quality option employed	PCAF DQ Mapping
Upstream Energy	Estimated based on production data Estimated based on average portfolio economic intensity if production data is not available	DQ 3 if production data and company value is available. DQ 5 if production data or company value is not available
Power generation
Automotive manufacturing
Aviation	Estimated based on production data	DQ 3
Cement	Reported emissions	DQ 2 if reported emissions and company data is available DQ 5 if production data or company value is not available
Steel
UK CRE	Estimated based on data available in EPC certificates Estimated based on average sub-portfolio economic intensity if EPC is not available	DQ 3 if EPC is available. DQ 5 if EPC is not available
UK Housing	Estimated based on data available in EPC certificates Estimated based on average sub-portfolio economic intensity if EPC is not available	DQ 3 if EPC is available. DQ 5 if EPC is not available

Barclays Bank PLC 2024 Annual Report on Form 20-F	32
Directors' Report: Sustainability Statement
Environmental Information
Climate data, models and methodologies are evolving and are not yet at the same standard as more traditional financial metrics – nor are they yet subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. Most of our data is collected from external sources, and the quality and methodologies relating to the underlying data can be hard to assess. External sources then require mapping to Barclays’ internal data. While we have set a framework that facilitates a robust matching process, it is likely residual issues will remain for reasons such as mergers and acquisitions within corporate sectors. There are also issues with time lags as most of our data is not available as at the reporting date. Further details on our BlueTrackTM methodology can be found within our Financed Emissions Methodology paper (published in 2025) accessible at: home.barclays/sustainability/esg-resource-
hub/reporting-anddisclosures/.
Internal Carbon Pricing
Barclays Bank does not apply an internal carbon pricing scheme, however financed emission and carbon intensity are considered as part of the decision making process in our financing portfolio.

Barclays Bank PLC 2024 Annual Report on Form 20-F	33
Schedule to the Directors' Report: Sustainability Statement
Entity Specific: Sustainable Products and Services
Sustainable Products and Services
Strategy
Barclays Bank Group recognises the opportunities arising from the global transition to a low-carbon economy and the positive impact this can have on economies, our customers and clients. Barclays has developed reporting frameworks for the following types of financing.
•Sustainable Financing consists of financing for dedicated use of proceeds, financing for clients with an eligible business mix in relevant environmental and social categories, and sustainability-linked financing which refers to general purpose funding.
•Transition Financing consists of financing provided to clients for activities that support greenhouse gas emission reduction, directly or indirectly, towards a 1.5°C pathway
Barclays Bank Group uses the Sustainable Financing Framework ("SFF") and Transition Financing Framework ("TFF") to enable us to track our financing which contributes to our positive impacts as we capitalise on identified opportunities. The SFF and TFF were developed by
Barclays and outline the approach to the classification of our financing as sustainable financing and transition financing respectively. Both frameworks are published on the Barclays website.
Actions
Sustainable and Transition Products
We continue to expand the breadth of sustainable and transition finance banking products we offer, including bonds/loans (including
Project Finance for renewables) and securitised products. Sustainable and Transition Finance products also help us achieve our net zero ambition. In 2025, we will continue to consider and evaluate additional sustainable and transition products.
Strategic Review
Our sustainable finance strategy was also refreshed during 2024 across key businesses. The review built upon both new and previously identified commercial opportunities. The output was considered in the financial planning process, including incremental revenue, cost and capital. Key opportunities continue to reside within Debt Capital Markets, Equity Capital Markets, Transaction Banking and lending, and some smaller new markets.
We have formed key teams and continued to hire to grow our existing talent with a focus on expanding our product capabilities as we continue to drive performance against our selected targets. In particular, the Energy Transition Group within Barclays was established, which will seek to provide holistic and cohesive strategic advice and financing solutions through the energy value chain. with a particular emphasis on decarbonization. These teams will enable further implementation of our climate strategy and increase co-ordination, with a focus on how they can help our customers and clients with their individual transitions to a low-carbon economy.
We will continue to endeavour to further enhance how our sustainability strategy is embedded into the way we think about financial planning over the coming years – reflecting on the progress made during 2024.
Tracking of our Sustainable and Transition Financing:
Barclays Bank Group tracks the amount of sustainable and transition financing we facilitate using the methodology outlined in both the SFF and TFF. Tracking financing enables us to measure progress towards financing the transition. These volumes are reported externally semi-
annually, see the Metrics section below for 2024 volume. Both the SFF and TFF were updated in February 2025 to incorporate new sustainable and transition products respectively.

Barclays Bank PLC 2024 Annual Report on Form 20-F	34
Schedule to the Directors' Report: Sustainability Statement
Entity Specific: Sustainable Products and Services
Targets
Barclays Group views sustainability as a global issue, which is best tackled with a top-down approach, with targets set by Barclays covering the whole of Barclays Group considered to be the most appropriate way to meet sustainability ambitions. As we are part of Barclays, and contribute towards Barclays Group targets, we do not have our own specific targets relating our sustainable products and services. Further, given the global footprint of many of our clients, who often engage with multiple Barclays entities, setting targets at the Barclays Group level ensures a more cohesive and aligned approach to achieve sustainability objectives.
Following analysis of the market opportunity for sustainable financing, together with a review of its capabilities, in 2022, Barclays announced a new target to facilitate $1trn of Sustainable and Transition Financing between 2023 and the end of 2030. Barclays Bank Group is expected to be a key contributor towards achieving this target.
Metrics
In 2024, Barclays Bank Group facilitated $92.9bn of Sustainable and Transition Financing1, which contributed to the overall Barclays $1trn target. This contribution was calculated using the SFF and TFF methodologies outlined above.
For further details please see Barclays’ ESG Reporting Framework.
It should be noted that the methodology is reliant on a range of data sources including Dealogic and Bloomberg transaction listings and league tables, as well as other third-party data and verification sources including company disclosures to aid the classification of financing into eligible green and social categories. Barclays Bank Group recognises that the quality, consistency and comparability of the data relied upon is not yet of the same standard as more traditional financial metrics and presents an inherent limitation to the performance reported.
We will continue to review available data sources and enhance our methodology and processes to improve the robustness of the performance disclosed.
Information provided in climate and sustainability disclosures
What is important to our investors and stakeholders evolves over time, and we aim to anticipate and respond to these changes. Disclosure expectations in relation to climate change and sustainability matters are particularly fast moving, and differ from more traditional areas of reporting including in relation to the level of detail and forward-looking nature of the information involved and the consideration of impacts on the environment and other persons.  We have adapted our approach in relation to the disclosure of such matters. Our climate and sustainability disclosures take into account the wider context relevant to these topics, which may include evolving stakeholder views, the development of our climate strategy, longer timeframes for assessing potential risks and impacts, international long-term climate- and nature-based policy goals, evolving sustainability-related policy frameworks (and the harmonisation or interoperability of relevant regulation) and geopolitical developments and regional variations. Our climate and sustainability disclosures are subject to more uncertainty than disclosures relating to other subjects, given market challenges in relation to data reliability, consistency and timeliness – the use of estimates, judgements and assumptions which are likely to change over time, the application and development of data, models, scenarios and methodologies, the change in regulatory landscape, and variations in reporting standards.
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
Note:
1Key assumptions for Sustainable and Transition Financing:
Accounting basis:
•Financing volumes for the FY24 reported on a proportional bookrunner share basis,
•Share of capital markets transactions calculated as deal size divided by total number of bookrunners or league table credit Barclays role in the deal is further confirmed by the desk where unclear from underlying documents.
•Syndicated lending reflects Barclays’ share or hold of the overall transaction value,
•Lending is calculated as total value of limits at issuance and any subsequent increases
Reporting Process:
•Financing eligible as sustainable financing, under the SFF, for the purpose of our targets, if Barclays determines that the core business of the recipient falls under the eligible green and social criteria
•Wherein a pro-rated part of the transaction is counted against the target, the pro-rata calculation is based on an equally weighted allocation to each of the use of proceeds categories that Barclays identify within the issuer framework
•When reviewing whether financing will be eligible as transition finance for the purpose of the TFF, Barclays will consider, amongst other factors:
◦the transition plans or decarbonisation strategies the client produces, including any just transition elements; and
◦the management of any identified environmental and social risks associated with the relevant purpose of the financing or, where the client is a pure play client, its activities as a whole

Barclays Bank PLC 2024 Annual Report on Form 20-F	35
Schedule to the Directors' Report: Sustainability Statement
Important Information/ Disclaimers
Disclaimers
In preparing the climate and sustainability content within the Barclays Bank PLC Annual Report on Form 20-F wherever it appears, we have:
•Made certain key judgements, estimations and assumptions. This is, for example, the case in relation to financed emissions, portfolio alignment, classification of environmental and social financing, operational emissions and sustainability metrics, measurement of climate risk and scenario analysis
•Used climate and sustainability data, models, scenarios and methodologies we consider to be appropriate and suitable for these purposes as at the date on which they were deployed. This includes data, models, scenarios and methodologies made available by third parties (over which we have no control) and which may have been prepared using a range of different methodologies, or where the basis of preparation may not be known to us. Methodologies, interpretations or assumptions may not be capable of being independently verified and may therefore be inaccurate. Climate and sustainability data, models, scenarios and methodologies are subject to future risks and uncertainties and may change over time. Climate and sustainability disclosures in this document, including climate and sustainability-related data, models and methodologies, are not of the same standard as those available in the context of other financial information and use a greater number and level of judgements, assumptions and estimates, including with respect to the classification of climate and sustainable financing activities. Climate and sustainability disclosures are also not subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. Historical data cannot be relied on as a strong indicator of future trajectories in the case of climate change and its evolution. Outputs of models, processed data, scenario analysis and the application of methodologies will also be affected by underlying data quality, which can be hard to assess, or challenges in accessing data on a timely basis
•Continued (and will continue) to review and develop our approach to data, models, scenarios and methodologies in line with market principles and standards as this subject area matures. The data, models, scenarios and methodologies used (including those made available by third parties) and the judgements, estimates and/or assumptions made in them or by us are rapidly evolving, including scientific evidence relating to climate change and scenarios outlining pathways to net zero, and this may directly or indirectly affect the metrics, data points, targets, convergence points and milestones contained in the climate and sustainability content within the Barclays Bank PLC Annual Report on Form 20-F. Further, changes in external factors which are outside of our control such as accounting and/or reporting standards, improvements in data quality, data availability, or updates to methodologies and models and/or updates or restatements of data by third parties, could impact – potentially materially – the performance metrics, data points, targets, convergence points and milestones contained in the climate and sustainability content within the Barclays Bank PLC Annual Report on Form 20-F. In future reports we may present some or all of the information for this reporting period (including information made available by third parties) using updated or more granular data or improved models, scenarios methodologies, market practices or standards. Equally, we may need to re-baseline, restate, revise, recalculate or recalibrate performance against targets, convergence points or milestones on the basis of such updated data. Such updated information may result in different outcomes than those included in the Barclays Bank PLC Annual Report on Form 20-F. It is
important for readers and users of the Annual Report on Form 20-F to be aware that direct, like-for-like comparisons of each piece of information disclosed may not always be possible from one reporting period to another.
•Included in the Barclays Bank PLC Annual Report on Form 20-F are a number of graphics, infographics, text boxes and illustrative case studies and credentials which aim to give a high-level overview of certain elements of the climate and sustainability content within the Barclays Bank PLC Annual Report on Form 20-F and improve accessibility for readers. These graphics, infographics, text boxes and illustrative case studies and credentials are designed to be read within the context of the Barclays Bank PLC
Annual Report on Form 20-F as a whole.

Barclays Bank PLC 2024 Annual Report on Form 20-F	36
Schedule to the Directors' Report: Sustainability Statement
Important Information/ Disclaimers
List of Key Definitions as captured in the Barclays Climate Change Statement:

Term	Definition
Amazon Biome
Refers to the world’s largest rainforest, covering 6.7 million km2 across nine countries
(Brazil, Bolivia, Peru, Ecuador, Colombia, Venezuela, Guyana, French Guiana, Suriname).
The boundary of the Amazon Biome is defined by the Amazon Network of
Georeferenced Socio-Environmental Information (RAISG) as the area formed by:
i. the limits of the Amazon biome in Colombia and Venezuela;
ii. the limits of the Amazon basin in Ecuador, Perú and Bolivia;
iii.the sum of the limits of the basins (Amazonas and Araguaia/Tocantins) and the limits of the administrative Legal Amazon in Brazil; and
iv.the whole continental territories of Guyana, French Guyana and Surinam
For further information visit:
www3.socioambiental.org/geo/RAISGMapaOnline/

Arctic Circle	Refers to the area within the Arctic Circle, which is subject to sea ice, the Arctic National Wildlife Refuge (ANWR) and Coastal Plains.
Biomass	Refers to energy production from biomass and biogas power plants, which includes the thermal combustion of organic energy sources, including energy crops and woody biomass.
Captives
In relation to Thermal Coal Power, captives refers to thermal coal power plants used and managed with the primary purpose of providing power to an industrial or commercial energy user, for their own use. In relation to Thermal Coal Power, captives refers to thermal coal-fired power plants used and managed with the primary purpose of providing power to an industrial or commercial energy user, for their own use.
In relation to Thermal Coal Mining, captives refers to thermal coal mines dedicated to providing thermal coal for captive thermal coal-fired power plants.

Client Transition Framework (CTF)	Refers to a tool developed by Barclays designed to support our evaluation of our corporate clients' current and expected future progress as they transition to a low- carbon business model.
Client(s)
Means in relation to any proposed transaction the client entity (or entities) entering into the transaction.
Any restrictions relating to the % revenue generated by such clients from thermal coal activities applies to the consolidated revenues of the entity being financed, whether transacting with a Group parent, subsidiary or joint venture.

Directly finance or direct financing	Refers to financing where the use of proceeds is known to be for a particular project.
Energy Group(s)
Groups that have over 20% revenue from upstream oil and gas activities (i.e.
exploration, development and production) and/or Groups that are considered to be supermajor or major integrated oil and gas companies.

Engaged in
In relation to Thermal Coal Power, a client is defined as “engaged in” if it generates more than 5% of its revenue from thermal coal-fired power generation.
In relation to Thermal Coal Mining, a client is defined as “engaged in” if it generates more than 5% of its revenue from thermal-coal mining.
In relation to Amazon Oil & Gas, a client is defined as “engaged in” if more than 5% of its expenditure (CAPEX and OPEX) are on oil & gas projects in the Amazon Biome.

Expansion	Refers to any upstream oil and gas projects with a final investment decision (or equivalent) after 31 December 2021. This includes, but is not limited to, exploration, development, and production.
Extra Heavy Oil	Refers to Crude Oil with an API gravity of less than 15O.
Finance or financing
Refers to all primary financing activity through lending (including reserve-based lending agreements), underwriting, arranging and/or distribution of debt or equity, as well as trade and working capital finance and excludes, without limitation, any debt or securities traded or placed through secondary market activity.
Barclays may occasionally continue to be involved in primary financing activity for distressed entities such as (without limitation) debt for equity swaps and other recapitalisation activities. When undertaking such activity, Barclays has a responsibility to minimise losses and will look to deploy possible financing options to manage distressed positions and/or maximise recoveries where it is a liability holder. Such financing arrangements are not typically for the purposes of funding the ongoing operational activity of the distressed entity. Accordingly, any such activity is excluded from the definition of financing.

Group(s)	In relation to any entity, the relevant parent company and its consolidated subsidiaries, as a whole.

Barclays Bank PLC 2024 Annual Report on Form 20-F	37
Schedule to the Directors' Report: Sustainability Statement
Important Information/ Disclaimers

Term	Definition
Hydraulic Fracturing (Fracking)	Refers to an oil and gas well development technique, using a high-pressure injection of liquid into the rock, which creates fracturing and allows natural gas and oil to flow more freely.
Long-lead expansion
Refers to long-lead time upstream oil and gas projects with a final investment decision
(or equivalent) after 31 December 2021. The includes, but is not limited to, exploration, development, and production[1].

Material expansion
In relation to Thermal Coal Mining, refers to an increase in annual tonnage of thermal coal extracted from existing thermal coal mines, including captives, by more than 20%, measured from a baseline of maximum p.a. tonnage for preceding 3 years reported.
In relation to Thermal Coal Power, production refers to an investment to (i) extend the unabated operating lifetime of existing thermal coal power plants including captives or
(ii) increase net operational thermal power capacity, including captives, by more than
10% measure from a baseline of maximum capacity for preceding 3 years reported
Material expansion in such cases relates to absolute global increases rather than increases for an entity or Group as a result of mergers or acquisitions.

Materially engaged in – Arctic Circle
For Arctic Circle, Groups are defined as “materially engaged in” if they have over 20%
revenue from oil and gas activities in the Arctic Circle or have approved capital investment for new exploration and production or new pipeline transportation of oil and gas within the Arctic Circle.

Materially engaged in – Fracking	For Hydraulic Fracturing, Groups are defined as “materially engaged in” if they have over 20% revenue from Fracking activities in the UK and Europe.
Mountain Top Removal (MTR) coal mining
Refers to surface coal mining (and the associated reclamation operations) that remove entire coal seams running through the upper fraction of a mountain, ridge, or hill, by removing all of the overburden and creating a level plateau or gently rolling contour with no high-walls remaining – as defined by the Surface Mining Control & Reclamation Act
(SMCRA 1977), available at www.gpo.gov/fdsys/pkg/CFR-2012-title30-vol3/pdf/
CFR-2012-title30-vol3- sec716-3.pdf

Near-term	2030 or such other near-term target as approved by exception by Barclays Group Sustainability Committee.
New client(s)	Refers to an entity in relation to whom no member of the Group is an existing client of Barclays.
Non-diversified Groups	Refers to non-state-owned Energy Groups that generate almost all of their revenues from upstream oil and gas activities (i.e. exploration, development and production).
Oil Sands	Refers to naturally occurring deposits of water and clay, containing a heavy, viscous oil called bitumen.
Oil Sands exploration and production companies	Refers to Groups that majority own (>50%) or operate oil sands exploration, production and Oil Sands processing assets, excluding those that generate less than 10% of revenue from these activities.
Oil Sands pipelines	Refers to pipelines whose primary use is for the transportation of crude oil extracted from oil sands.
Oil Sands processing	Refers to Canadian oil sands clients that process and upgrade extracted oil sands bitumen in situ only.
Project Finance
Refers to transactions that are a form of loan financing originated by Barclays (either as an agent or as part of a syndicate) where the repayment depends primarily on the project’s cash flow and on the collateral value of the project’s assets.  Project Finance excludes corporate level asset financing.

Reserve-based lending agreement
Refers to a type of asset-based lending whereby a loan is secured by collateral.
Reserved-based lending is commonly used in the oil and gas sector, where such loans are secured by an oil and gas field or a portfolio of undeveloped or developed and producing oil and gas assets – known as the borrowing base. These facilities are typically multi-banked, and the asset base is approved subject to majority lender consent.

Revenue from thermal coal-fired power generation
Refers to revenues attributable directly to the generation of electricity from thermal coal and excludes any other revenues including revenues attributable to the transmission and distribution of electricity.

Sustainable Finance or Transition Finance Transactions	Refers to transactions that qualify under Barclays’ Sustainable Finance Framework or Transition Finance Framework as amended from time to time.
Thermal Coal	Thermal coal (also known as steam coal) are grades of coal used for power and heat generation. These typically include lignite and sub-bituminous grades of coal.
Ultra-Deep Water	Refers to waters where the water depth is 1,500 metres or more.
Note
1 This definition is informed by the IEA Net Zero Roadmap, 2023 update which highlights that the decline in fossil fuel demand in the IEA NZE Scenario means that no new long-lead time oil and gas projects are approved for development. It also notes that investment in existing fossil fuel supply projects is still needed in the NZE Scenario to ensure that supply does not fall faster than the decline in demand. This includes the use of in-fill drilling and improved management of reservoirs as well as some enhanced oil recovery and tight oil drilling to avoid a sudden near-term drop in supply.

Barclays Bank PLC 2024 Annual Report on Form 20-F	38
Governance
Other governance
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
Through client, customer and employee privacy notices, we endeavour to explain clearly and openly how and why we use personal information and the legal grounds we rely on. When we receive complaints, we seek to address them fairly. Several jurisdictions also provide individuals with specific rights, such as the right to have access to or request deletion of their personal information.
Barclays provides a public mailbox and secure channels via its website to enable individuals to make their privacy requests and receive responses from a dedicated team.
Barclays requires its suppliers to comply with data protection and privacy laws, regulations and standards relevant to the jurisdictions in which they operate and relevant to any transferred personal data. Our requirements are set out and principally managed through our supplier contract templates, which require that suppliers commit to ensuring personal data shared with them is safeguarded and respected throughout the supply chain.
Data security
As detailed below, Barclays' Chief Security Office and Chief Information Security Office operate controls aimed at mitigating cybersecurity-
related risks and understanding internal and external threats.
Barclays deploys controls designed to protect its sensitive information and the data that has been entrusted to us by customers and clients, in line with our Standards, taking into account findings from internal and external reviews of our controls.
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
In operating under a hybrid working model, we have continued to educate colleagues on cybersecurity risks in order to help minimise risks related to remote working, such as data exploitation or leakage.
Barclays works with industry bodies and cybersecurity vendors to learn from risk events in other organisations. Our teams use such intelligence to simulate plausible cybersecurity and data compromise scenarios that allow us to exercise, review and improve our response and recovery plans in preparation for evolving threats.
Operational resilience
Customers and clients have increased expectations for us to be ‘Always On’. The interconnectivity of the financial sector means the stability and resilience of our systems, workforce and the continued provision of third party services, all have a direct impact on the quality of our service.
Resilience and security is a focus for the Board. Barclays continues to strengthen its resilience posture and is focused on its ability to recover from a range of ‘severe but plausible’ scenarios which could cause detriment to its customers and clients and the broader financial market.
To enable this, we define Groupwide business services and their interdependencies across the Group, including technology, third party services and our workforce. Recovery plans and business response plans have been developed for a range of different disruption events, such as cyber or data integrity disruptions, or technology failures. These recovery plans are reviewed and validated through regular testing which supports our aim to reduce the volume and impact of operational incidents year on year. We also conduct regular assurance on third parties to assess their capability.
Operational resilience is delivered through an established and robust Operational Resilience Framework underpinned by a Policy, Standards, methodologies and procedures. These are integrated with Barclays’ Enterprise Risk Management Framework (ERMF) and set the tone from the top. The Standards are embedded within the Barclays Controls Framework and provide a consistent approach across the firm.

Barclays Bank PLC 2024 Annual Report on Form 20-F	39
Governance
Other governance
The Operational Recovery Planning Policy and Standards drive the identification of the business services that are most important to
Barclays, its customers, clients and the markets in which Barclays operates. The Standards also define requirements for setting recovery targets, mapping of dependencies, planning and testing.
Resilience and security is the responsibility of everyone within the Group. All permanent employees are required to complete annual mandatory training on these topics.
Chief Security Office and Chief Information Security Office
Barclays' Chief Security Office and Chief Information Security Office exist to keep the bank, its customers, clients, and colleagues safe and secure, and to support the resilience of our operations. They support Barclays' ability to operate in a protected and secure environment, and actively promote a culture of security as everyone's responsibility.
The Group Chief Security Officer and Group Chief Information Security Officer (CISO) head Barclays' Chief Security Office and Chief
Information Security Office, respectively.  The Group Chief Security Office is responsible for physical security, threat intelligence, crisis management, and investigations and liaising with law enforcement, among other areas. Barclays' Group Chief Security Officer combines 10 years of law enforcement experience with over 20 years of experience in senior leadership roles managing security at global financial institutions, and is supported by a leadership team with expertise in threat intelligence, investigations, security transformation, and crisis management, as well as other teams of subject matter experts and analysts.
In 2024, Barclays’ Group CISO was elevated to report directly to the Group Chief Information Officer (a member of the Group Executive
Committee), to leverage the strategic and operational benefits of aligning cybersecurity and technology. The Group Chief Information
Officer reports to the Chief Operating Officer, and also sits on the Group Executive Committee. Barclays’ Group CISO is responsible for assessing and managing Barclays’ material risks from cybersecurity threats. The Group CISO is responsible for areas that, among others, include cybersecurity operations; internal penetration testing; third party security management; cryptography; vulnerability management;
governance, risk, and compliance; cyber threat intelligence; and identity access management. The Group CISO has more than 20 years of experience managing cybersecurity for global financial institutions, including responsibility for cybersecurity fusion centres, cyber intelligence, security engineering and architecture, security operations, and network services. The Group CISO is supported by a team of
CISOs for individual business units and jurisdictions. Chief Information Security Office leaders manage Barclays’ cybersecurity activities and are accountable for the day-to-day monitoring of residual risk, identification of gaps, oversight of remedial actions and implementation of strategy. The Group CISO and supporting leadership team collectively have advanced degrees and senior level experience managing cybersecurity risks in a variety of sectors, including those that represent critical national infrastructure, such as telecommunications and financial institutions. They are supported by teams of subject matter experts and analysts in a variety of specialisations, such as penetration testing, cyber-forensic investigations, security engineering, and vulnerability management.
Supporting the delivery of Barclays’ cyber and information security strategy are multiple management committees, forums, and councils, including Cyber Control Councils for each of the eleven Standards supporting the Group Information and Cybersecurity Policy. These Cyber
Control Standards Councils feed into the Cybersecurity Horizontal Controls Forum, the Group Controls Committee, the Group Risk
Committee, and ultimately the Board Risk Committee. In addition, the Group COO holds standalone business reviews that include management updates on the status of cybersecurity across the Group, and a standalone COO Controls Forum that also escalates to the
Group Controls Committee. Barclays’ Operational Risk and Internal Audit functions provide independent views of cyber risk management from second and third line of defence perspectives.
Barclays assesses its cybersecurity activities against the industry-recognised National Institute of Standards and Technology (NIST)
Cybersecurity Framework. Under Barclays' Enterprise Risk Management Framework, there is an Information and Cyber Security Policy supported by eleven Standards which define the minimum requirements for cybersecurity matters across the Barclays Group. The Policy leverages key risk indicators defined in the Standards to integrate cybersecurity risk management into the Group’s Enterprise Risk
Management Framework. The Standards cover the following topics: Cryptography, Network Security, Security Configuration, Data Loss
Prevention, Vulnerability Management, Data Security, Incident Response & Threat Intelligence, Threat Management, Governance, Identity &
Access Management, and Application Security.  The Group CISO approves and is accountable for the Information and Cyber Security Policy and associated Standards. As part of our programme, we periodically assess our performance against these Standards and identify areas for improvement and remediation.
The Board Risk Committee, within its oversight of Operational Risk as a Principal Risk, is responsible for overseeing risks arising from cybersecurity threats. In 2024, the Group Chief Security Officer and Group CISO provided updates to the Board Risk Committee about cybersecurity risks facing the Group. Such updates addressed topics that included the cybersecurity threat environment and ransomware attack preparedness, measurement of Barclays' risk and control posture, cybersecurity incident trends and Barclays' response, plans to improve Barclays' ability to recover from a material cyberattack scenario, Barclays’ vulnerability management, privileged access to Barclays'
systems, regulatory developments, and risks and opportunities related to emerging technology and artificial intelligence.
Engaging external security consultants to conduct penetration tests, attack simulations and other reviews to independently benchmark
Barclays’ cybersecurity capabilities is an important part of our cybersecurity programme that allows us to identify and remediate cybersecurity weaknesses. In 2024, Barclays’ Group CISO and Group Chief Information Officer briefed the Board Risk Committee on plans to address the findings of penetration testing and cybersecurity assessments and remediate identified weaknesses.
Barclays also partners with third party security providers on certain activities such as cyber recovery, software vulnerability scanning, penetration testing, distributed denial of service (DDoS) attack prevention, phishing simulations, third party risk management, incident response, intelligence, fraud prevention, and industry benchmarking.
An important part of Barclays’ cybersecurity environment is its Joint Operations Centres (JOCs), which operate 24x7x365 from three globally strategic locations, linking Barclays’ security professionals and incident response managers with control functions and business unit representatives. The JOCs deliver security responsiveness by uniting core security functions and providing a central information and coordination point for security incident management and escalation, based on defined severity levels. During live incidents, the Barclays
Crisis Management Team monitors the response by Incident Management Teams, Resilience Leads, and others, and has discretion to invoke

Barclays Bank PLC 2024 Annual Report on Form 20-F	40
Governance
Other governance
one or more Barclays Crisis Leadership Teams (CLTs). CLTs are business-led teams at entity, business unit, and regional levels that provide strategic leadership in a crisis, maintain incident management oversight, and coordinate key decision making.
To manage security risk from Barclays’ third party suppliers, many of which perform critical services for Barclays businesses and handle sensitive Barclays data, we have a set of contractual Information and Cyber Security Supplier Control Obligations that are based on requirements in our internal Standards. Using our dedicated Third Party Security Management team’s capabilities, as well as third party tooling, we conduct assurance over our third and fourth parties against those obligations. Activity is structured on a risk-based approach that prioritises suppliers that underpin our most important business services. Identified issues are managed formally, but we also engage proactively with third party suppliers to help them strengthen their security and resilience posture. To recognise the risk presented by third party suppliers, which are increasingly targeted by threat actors, we regularly alert third party suppliers where we anticipate that they may be more vulnerable and should take preventative action.
Notwithstanding such third party risk management efforts, Barclays does not have direct control over the cybersecurity of the systems of its third and fourth parties, limiting the Group’s ability to effectively protect and defend against certain threats.
Certifications
Barclays holds three ISO27001 certifications (i.e. the international standard on how to manage information security), Cyber Essentials /
Cyber Essentials Plus Certification, and a UK certification for Digital Banking.
Training
Barclays requires colleagues to complete mandatory information security training at least annually. Topics covered include incident reporting procedures, protecting sensitive data, device security, data leakage prevention, social engineering awareness, and password management. Consequences of noncompletion may include disciplinary action and impact to compensation.
Barclays performs a number of key activities related to identifying, investigating, responding to and containing phishing, including an operational process that provides education and awareness through phishing simulation exercises, and management interventions for employees who demonstrate susceptibility to phishing lures. To report suspected phishing to Barclays' JOCs for further investigation, colleagues have a reporting tool integrated into their email account and receive feedback on whether the reported email was suspect or genuine. Barclays uses metrics to continually refine its phishing education and training.

Barclays Bank PLC 2024 Annual Report on Form 20-F	41
Governance
Colleagues
The following sub-sections include a summary of the Barclays Bank PLC specific items from the Barclays PLC Annual Report 2024, references to 'our' and 'we' refer to Barclays Bank PLC as part of the wider Barclays Group. For full details, refer to the Colleagues section of the Barclays
PLC Annual Report 2024. Figures mentioned are for the Barclays Group, other than where specifically mentioned.
At the heart of achieving our plan to make Barclays Simpler, Better and More balanced are our colleagues. We are united by a shared
Purpose, Values and Mindset, delivering to a consistently excellent standard in all we do - and we are making Barclays Bank PLC a great place to work, where every colleague can reach their potential.
Engaging with colleagues
Sharing our strategy and how colleagues can contribute towards delivery has been a key part of our 2024 engagement. Regular, two-way dialogue helps us to understand what is working well across the organisation and where we can improve.
Engagement with colleagues is delivered through townhalls, skip-level meetings, site visits, leader-led sessions, focus groups and surveys.
Through our bi-annual all-colleague Your View surveys, our people have the opportunity to share their feedback on working at Barclays –
and in 2024, we saw the highest participation to date. We strive to create a respectful and inclusive environment where colleagues feel safe to speak up. Additionally, our raising concerns and whistleblowing processes provide anonymous channels for colleagues when needed.
Our longstanding partnership with Unite in the UK also offers further insight into the views of our people. We continue to consult with colleague representatives on major change programmes impacting our people, to minimise compulsory job losses and focus on reskilling and redeployment.
Continuing to deliver to a consistently excellent standard
A consistently excellent standard is an integral part of our culture and a key enabler of our three-year plan. It continues to be embedded through the group-wide multi-year Consistently Excellent culture change programme. In 2024, our focus has been supporting colleagues from understanding what it means to deliver to a higher standard to putting it into practice every day, with a focus on strengthening risk management and controls.
This standard is now central to our hiring, promotion and colleague performance management processes. We continued to recognise colleagues for high standards through our recognition portal, our CEO Awards and our Exceptional Achievement Awards. Our leaders are critical here and, for the second year running, members of the Group Executive Committee visited sites across the world to talk about being consistently excellent – with a focus on how this enables delivery of the strategic plan.
Investing in our talent
Our talent ambition continues to underpin Barclays' approach to talent attraction, retention and development. In 2024, we refreshed, simplified and enhanced our selection experience and introduced a new single Global Talent Framework. We also introduced a new HR platform to deliver these changes at scale to our people. Our leadership framework continues to set the benchmark for what it means to lead at Barclays. It is the foundation for our leaders to improve how they lead and create an environment where colleagues can learn, grow and succeed.
Our ambitions
Barclays is committed to abiding by the laws in all jurisdictions in which it operates, including anti-discrimination laws.
Building an inclusive and equitable culture, reflecting a diversity of views and backgrounds, where all colleagues can thrive is a business priority. We are focused on actions and outcomes that support a culture of belonging and diversity of thought. Our initiatives help to develop a leadership pipeline through which qualified candidates are considered for leadership roles regardless of their gender, race, or any other protected characteristic.
Supporting our workforce
Helping our people be at their best remains a priority. Our structured hybrid working model enables colleagues to connect in-person and plan their work to make the most of their time in the office and at home, where appropriate to their role. We continue to test and learn from our approach.
We are also focused on supporting colleague wellbeing. We use data-driven insights and engagement through campaigns to help our people build healthy habits and promote a supportive culture.
Our people policies
Our people policies help us recruit the best people, provide equal opportunities and create an inclusive culture, in line with our Purpose,
Values and Mindset, and in support of our long-term success. They are regularly reviewed and updated to ensure they are aligned with our broader people strategy.
In 2024, we continued to review our policies to optimise colleague experience, standardising policies globally where possible, and supporting colleagues and people leaders to navigate them.

Barclays Bank PLC 2024 Annual Report on Form 20-F	42
Risk review
Contents
The management of risk is a critical underpinning to the execution of the Barclays Bank Group’s strategy. The material risks and uncertainties the Barclays Bank Group faces across its business and portfolios are key areas of management focus.

Risk management strategy		Page
Overview of the Barclays Bank Group’s approach to risk management.	▪Enterprise Risk Management Framework (ERMF)	44
	▪Segregation of duties – the “Three Lines of Defence” model	44
	▪Principal risks	44
	▪Risk appetite	44
	▪Risk Committees	45
	▪Barclays’ risk culture	45
Material existing and emerging risks
Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	▪Material existing and emerging risks potentially impacting more than one principal risk	47
	▪Climate risk	52
	▪Credit risk	53
	▪Market risk	54
	▪Treasury and capital risk	54
	▪Operational risk	55
	▪Model risk	58
	▪Compliance risk	58
	▪Reputation risk	59
	▪Legal risk and legal, competition and regulatory matters	60
	▪Financial crime risk	60
Principal risk management
The Barclays Bank Group’s approach to risk management for each principal risk with focus on organisation and structure and roles and responsibilities.	▪Climate risk management	62
	▪Credit risk management	66
	▪Market risk management	67
	▪Treasury and capital risk management	68
	▪Operational risk management	69
	▪Model risk management	70
	▪Compliance risk management	71
	▪Reputation risk management	71
	▪Legal risk management	72
	▪Financial crime risk management	72
Risk performance
Climate risk: The risk of financial losses arising from climate change, though physical risks and risks associated with transitioning to a lower carbon economy.	▪Climate risk performance	75
Credit risk: The risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties (including sovereigns), to fully honour their obligations to the Barclays Bank Group, including the whole and timely payment of principal, interest, collateral and other receivables.	▪Credit risk overview and summary of performance	79
	▪Maximum exposure and effects of netting, collateral and risk transfer	80
	▪Expected credit losses	82
	▪Management adjustments to models for impairment	91
	▪Climate risk ECL assessment	92
	▪Measurement uncertainty and sensitivity analysis	93
	▪Analysis of the concentration of credit risk	103
	▪Approach to management and representation of credit quality	104
	▪Analysis of specific portfolios and asset types	111
	▪Assets held for sale	112

Barclays Bank PLC 2024 Annual Report on Form 20-F	43
Risk review
Contents

Risk performance continued
Market risk: The risk of loss arising from potential adverse changes in the value of the Barclays Bank Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.	▪Market risk overview and summary of performance	117
	▪Review of management measures	117
Treasury and capital risk – Liquidity: The risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.	•Liquidity risk overview	120
	▪Liquidity risk stress testing	120
	▪Contractual maturity of financial assets and liabilities	122
Treasury and capital risk – Capital: The risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments and stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the Barclays Bank Group’s pension plans.	▪Capital risk overview	126
	•Foreign exchange risk	127
	•Pension risk review	128
Treasury and capital risk – Interest rate risk in the banking book: The risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.	▪Interest rate risk in the banking book overview and summary of performance	130
	▪Net interest income sensitivity	130
	▪Analysis of equity sensitivity	130
	▪Volatility of the fair value through other comprehensive income (FVOCI) portfolio in the liquidity pool	131
Operational risk: The risk of loss to the Barclays Bank Group from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.	▪Operational risk overview and summary of performance	132
	▪Operational risk profile	133
Model risk: The potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.	▪Model risk overview and summary of performance	135
Compliance risk: The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Barclays Bank Group's products and services.	▪Compliance risk overview and summary of performance	135
Reputation risk: The risk that an action, transaction, investment, event, decision, or business relationship will reduce trust in the Barclays Bank Group’s integrity and/ or competence.	▪Reputation risk overview and summary of performance	135
Legal risk: The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Bank Group to meet its legal obligations including regulatory or contractual requirements.	▪Legal risk overview and summary of performance	136
Supervision and regulation
The Barclays Bank Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations.	▪Supervision of the Barclays Bank Group	137

Barclays Bank PLC 2024 Annual Report on Form 20-F	44
Risk review
Risk management
Barclays’ risk management strategy
The Barclays Bank Group’s risk management strategy
This section introduces the Barclays Bank Group’s approach to managing and identifying risks, and for fostering a sound risk culture.
Enterprise Risk Management Framework (ERMF)
The ERMF governs the way in which the Barclays Bank Group identifies and manages its risks. It outlines the highest level arrangements for risk management by setting out standards, objectives and key responsibilities of different groups of employees of the Barclays Bank Group.
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
▪The first line consists of all employees engaged in the revenue generating and client facing areas of the Barclays Bank Group and all associated support functions, including Finance, Operations, Treasury and Human Resources. The first line is responsible for identifying and managing the risks in which they are engaged, operating within applicable limits and developing a control framework, and escalating risk events or issues as appropriate. Employees in the first line have primary responsibility for their risks and their activities are subject to oversight from the relevant parts of the second and third lines.
▪The second line comprises of the Risk and Compliance functions. The role of the second line is to establish the limits, rules and constraints, and the frameworks, policies and standards under which all activities shall be performed, consistent with the risk appetite of the Barclays Bank Group, and to oversee the performance of the Barclays Bank Group against these limits, rules and constraints.
Controls for first line activities will ordinarily be established by the control officers operating within the control framework of the
Barclays Bank Group. These controls will remain subject to oversight by the second line.
▪The third line of defence is Internal Audit, and is responsible for providing independent assurance over the effectiveness of governance, risk management and controls over current, systemic and evolving risks.
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
Principal risks
The ERMF identifies ten principal risks namely: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, compliance risk, financial crime risk, reputation risk and legal risk. In 2024, financial crime risk was elevated to a principal risk, effective from
1 January 2025.  Previously, financial crime risk was managed as part of compliance risk. Recognising the increased external threat of financial crime, this change will enhance transparency and visibility of financial crime risk within the Barclays Bank Group and reinforce independent assessment, management and oversight of financial crime risk.
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
Barclays PLC Board.
The Barclays Group total risk appetite and its allocation to the Barclays Bank Group are supported by limits to enable and control specific exposures and activities that have material concentration risk implications.

Barclays Bank PLC 2024 Annual Report on Form 20-F	45
Risk review
Risk management
Barclays’ risk management strategy
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
▪The Barclays Bank PLC Board Audit Committee (BAC): The BAC receives regular reports on the effectiveness of internal control systems, on material control issues of significance, and on accounting judgements, including a review of the adequacy of impairment allowances.
▪The Barclays Bank PLC Board Remuneration Committee (RemCo): The RemCo receives proposals on ex-ante and ex-post risk adjustments to variable remuneration based on risk management performance including events, issues and the wider risk profile. These inputs are considered in the setting of performance incentives.
Risk themes and horizon scanning reports, highlighting emerging and forward looking risks, are regularly presented to the BRC for discussion and analysis. The themes are derived and quantified from principal risk horizon scanning and risk registers, complemented by senior management and BRC input. Watching brief items are collated and informed along the risk themes as a list of risks which may have a more limited impact and likelihood in the near-term but have the potential to develop and meet the risk theme definition in the future. The inventory of risk themes is updated regularly with key changes presented to the BRC. Key risk themes are a subset of the risk themes considered most topical at that moment and material to the Barclays Group considering the external environment. The BRC semi-annually reviews and discusses a report entitled ‘Key Risk Themes and Management Actions’.
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
The Barclays Group CEO works with the Executive Management to embed a strong risk culture within the Barclays Group, with particular regard to the identification, escalation and management of risk matters, in accordance with the ERMF. This is supported by our Purpose,
Values and Mindset, as well by as by setting a standard of consistent excellence. Specifically, all employees regardless of their positions, functions or locations must play their part in the Barclays Bank Group’s risk management. Employees are required to be familiar with risk

Barclays Bank PLC 2024 Annual Report on Form 20-F	46
Risk review
Risk management
Barclays’ risk management strategy
management policies which are relevant to their responsibilities, know how to escalate actual or potential risk issues, and have a role-
appropriate level of awareness of the risk management process as defined by the ERMF.
Our Code of Conduct – the Barclays Way
Globally, all colleagues must attest to the “Barclays Way”, our Code of Conduct, and comply with all frameworks, policies and standards applicable to their roles. The Code of Conduct outlines the Purpose, Values and Mindset which govern our ‘Barclays Way’ of working across our business globally. It constitutes a reference point covering all aspects of colleagues’ working relationships, and provides guidance on working with other Barclays employees, customers and clients, governments and regulators, business partners, suppliers, competitors and the broader community. See home.barclays/sustainability/esg-resource-hub/statements-and-policy-positions/ for more details.

Barclays Bank PLC 2024 Annual Report on Form 20-F	47
Risk review
Material existing and emerging risks
Material existing and emerging risks to the Barclays Bank Group’s future performance
The Barclays Bank Group has identified a broad range of risks to which its businesses are exposed. Material risks are those to which senior management pay particular attention and which could cause the delivery of the Barclays Bank Group’s strategy, results of operations, financial condition and/or prospects to differ materially from expectations. Emerging risks are those which have unknown components, the impact of which could crystallise over a longer time period. The factors set out below should not be regarded as a complete and comprehensive statement of all the potential risks and uncertainties which the Barclays Bank Group faces. For example, certain other factors beyond the Barclays Bank Group’s control, including escalation of global conflicts, acts of terrorism, natural disasters, pandemics and similar events, although not detailed below, could have a similar impact on the Barclays Bank Group.
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
prospects.
A deterioration in global or local economic and market conditions may result in (among other things): (i) deteriorating business, consumer or investor confidence and lower levels of investment and productivity, which in turn may lead to lower customer and client activity, including lower demand for borrowing; (ii) higher default rates, delinquencies, write-offs and impairment charges as borrowers struggle with their debt commitments; (iii) subdued asset prices, which may impact the value of collateral held by the Group and require the Group and its clients to post additional collateral in order to satisfy margin calls; (iv) mark-to-market losses in trading portfolios resulting from changes in factors such as creditworthiness, securities prices and solvency of counterparties; and (v) revisions to calculated expected credit losses (ECLs) leading to increases in impairment allowances. In addition, the Group’s ability to borrow from other financial institutions or raise funding from external investors may be affected by deteriorating economic conditions and market disruption. Geopolitical events can also cause financial instability and affect economic growth.
During 2024, global economic growth has remained muted, mainly driven by a more uncertain geopolitical environment, a high interest rate environment, an economic slowdown in China and continued structural economic issues in the UK and EU. Without limitation, the Barclays
Bank Group has observed the following macroeconomic risk themes / trends:
•Limitations on economic output growth, mostly driven by: (i) tight labour markets and low productivity growth in the main western economies; (ii) large fiscal deficits; and (iii) high energy prices and strained global supply chains driven by geopolitical events such as the Ukraine war and the conflict in the Middle East have made central banks pursue a slower than expected reduction path for interest rates. In 2024, these ‘higher-for-longer’ rates have dampened economic activity, increasing fears of a hard-landing scenario across the US, Europe and the UK which could have a material adverse effect on the Barclays Bank Group's results of operations and profitability.
•A significant proportion of the Barclays Bank Group’s portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. The results of the 2024 US elections suggest a reduced risk of a debt-
ceiling crisis in the near term but increased potential for significant changes in US policy by the new administration in certain sectors which could negatively impact certain portfolios or clients. The long-term impacts of the new policies announced since the new US administration took office remain uncertain although they may, depending on their implementation and the reactions they generate, create inflationary pressures, lead to diverging regulatory agendas compared to other regions where the Barclays
Bank Group operates, usher in an era of deregulation in the US banking sector (which, in turn, could result in increased competitive pressures on non-US banks), fuel government indebtedness and/or provoke disorderly market corrections. The potential adverse impact of such events on business performance, unemployment, competitiveness and economic output could lead to higher levels of impairment or lower revenues, which could have a material adverse effect on the Barclays Bank Group's results of operations and profitability.
•The adoption of tariffs and other protectionist measures or countermeasures, particularly by the US, would further complicate the economic outlook for the EU, China and other export-driven emerging markets given their trade surpluses. This could have a material adverse effect on the Barclays Bank Group’s business in the affected regions.
•The EU faces a number of structural challenges and is vulnerable to adverse geopolitical developments. Key difficulties for the EU include heavily indebted governments, a lack of productivity growth, tight labour markets and deteriorating demographics. In addition, some of the EU's key economic sectors, including automobiles and renewables, are under pressure from competitive imports and potential tariffs on exports to the US. Uncertainty surrounding NATO's future and pressure to increase spending add to the vulnerability. A deterioration in these difficulties could adversely impact the Group's business in the EU.
•In China, a  property market slump, shrinking exports, and weakened currency (and resulting capital outflows) have caused an economic slowdown, with deflation a real risk. The high levels of debt, particularly in the property sector, remain a concern given the high leverage multiples. It remains uncertain whether recently announced government action will be sufficient to redress the situation. A further shift away from market-based reforms could further damage private-sector confidence and impact economic growth. Any property shock risks contaminating the financial sector and precipitating a wider banking crisis could affect the exposures of the Barclays Bank Group across global markets which are subject to contagion effects.
•The UK faces a number of structural challenges. The Labour government has identified economic growth as a priority. However, the long-term impacts of the latest budget and tax increases remain uncertain with risks to the Group's retail and corporate businesses in case of economic underperformance. This could have a material adverse effect on the Barclays Bank Group's results of operations and profitability.

Barclays Bank PLC 2024 Annual Report on Form 20-F	48
Risk review
Material existing and emerging risks
•The loss of ‘the presumption of conformity’ is widely reported to have raised costs for UK customers exporting to the EU as it results in their products no longer presumed to be in line with corresponding EU rules, which, together with the risk of regulatory divergence between the UK and the EU, could adversely impact both the Barclays Bank Group's EU and UK operations.
A deterioration in the aforementioned economic and business environment could result in (among other things):
•A prolonged slowdown in the markets where the Barclays Bank Group operates, with lower economic output, higher unemployment, and depressed property prices, which could lead to increased impairments in relation to a number of Barclays
Bank Group’s portfolios including the unsecured lending portfolio (credit cards) and commercial real estate exposures.
•Increased market volatility (in particular in currencies and interest rates), which could impact the trading book positions and affect the underlying value of assets held in the banking book, including securities held by the Barclays Bank Group for liquidity purposes. In addition, market confidence and depositor perceptions of banking fragility as seen in certain institutions in 2023 could increase the severity and velocity of deposit outflows, impacting the Barclays Bank Group’s liquidity position;
•A credit rating downgrade for one or more members of Barclays Bank Group’s parent entity, B plc (either directly or indirectly as a result of a downgrade in the UK sovereign credit ratings), which could significantly increase Barclays Bank Group’s cost of funding and/or reduce its access to funding, widen credit spreads and have a material adverse impact on Barclays Bank Group’s interest margins and liquidity position; and/or
•A market-wide widening of credit spreads or reduced investor appetite could negatively impact Barclays Bank Group’s cost of and/or access to funding.
In addition to subdued economic growth, other risk factors could adversely affect the business environment in which Barclays Bank Group operates:
•Economic activity is becoming increasingly dependent on data, technology, networks, infrastructure and cybersecurity, heightening the risk and potential impact of service disruptions, either accidental or driven by bad actors such as cybercriminals or states using asymmetric tactics.
•Financial institutions are often perceived to have a role in global developments or events like climate change, digitalisation, conflict in the Middle East, fraud, anti-money laundering and sanctions, which give rise to reputational risks which are complicated to navigate.
•Recent disruptions to global supply chains, including as a result of the Covid-19 pandemic, semi-conductor shortages, the Russia-
Ukraine conflict, the Red Sea freight disruptions and the Panama Canal drought have all had an impact and underlined the potential for further adverse impacts on the markets in which the Barclays Bank Group operates. Further geopolitical deterioration, in particular in the Middle East and/or South China Sea and trade war related de-coupling of production chains could also have a negative impact on the markets in which the Barclays Bank Group operates.
•Diverging financial, conduct and prudential regulations between the jurisdictions where the Barclays Bank Group operates increase the complexity and costs of compliance. In particular, increasing uncertainty and regulatory divergence between different jurisdictions relating to climate risk will add complexity and increase costs for compliance against varying regulatory expectations whilst also making it difficult for the Barclays Bank Group to effectively and consistently manage stakeholder expectations and climate risks across its portfolios.
The circumstances mentioned above could have a material adverse effect on Barclays Bank Group’s business, results of operations, financial condition, prospects, liquidity, capital position and credit ratings (including potential credit rating agency changes of outlooks or ratings), as well as on Barclays Bank Group’s customers, clients, employees and suppliers.
ii)The impact of interest rate changes on the Barclays Bank Group’s profitability
The impact from changes to interest rates are potentially significant for the Barclays Bank Group, especially given the uncertainty as to the size and frequency of such changes, particularly in the Barclays Bank Group’s main markets of the UK, the US and the EU.
Lower interest rates could put pressure on the Barclays Bank Group’s net interest margins (the difference between lending income and borrowing costs) due to either a delay in passthrough or a smaller passthrough of the interest rate cuts to client deposits. This could adversely affect the profitability and prospects of the Barclays Bank Group.
Higher interest rates could result in higher funding costs either due to higher refinancing costs or due to deposit balance mix changes as counterparties prefer switching into deposits that pay a higher rate. In addition, interest rates remaining higher for longer (due to either smaller or less frequent than expected interest rate cuts, or larger or more frequent than expected interest rate increases), could lead to generally weaker than expected growth, reduced business confidence and higher unemployment. This, combined with the impact that higher interest rates may have on the affordability of loan arrangements for borrowers (especially when combined with inflationary pressures), could cause stress in the lending portfolio and underwriting activity of the Barclays Bank Group. This could result in higher credit losses, driving increased impairment charges which would most notably impact retail unsecured portfolios and wholesale non-investment grade lending. This could have a material effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
In addition, changes in interest rates could have an adverse impact on the value of the securities held in the Barclays Bank Group’s liquid asset portfolio. Consequently, this could create more volatility than expected through the Barclays Bank Group’s fair value through other comprehensive income (FVOCI) reserve and could adversely affect the profitability and prospects of the Barclays Bank Group.

Barclays Bank PLC 2024 Annual Report on Form 20-F	49
Risk review
Material existing and emerging risks
iii)Competition in the banking and financial services industry
The Barclays Bank Group operates in a highly competitive environment in which it must evolve and adapt to significant changes as a result of regulatory reform, technological advances, increased public scrutiny and changes to market and economic conditions. The Barclays Bank
Group expects that competition in the financial services industry will remain intense and may have a material adverse effect on the Barclays
Bank Group’s future business, results of operations, financial condition and prospects.
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
Furthermore, the introduction of central bank digital currencies could have a significant impact on the banking system and the role of commercial banks by disrupting the current provision of banking products and services. This disruption could allow new competitors, some previously hindered by banking regulation (such as certain FinTechs), to provide customers with access to banking facilities and increase the disintermediation of banking services.
New technologies and changing consumer behaviour have previously required, and could continue to require, the Barclays Bank Group to incur additional costs to modify or adapt its products or make additional capital investments in its businesses to attract and retain clients and customers or to match products and services offered by its competitors, including technology companies. For example, the Barclays
Bank Group has begun to take steps to expand its investment in and to integrate AI technologies, including generative AI. Such AI technologies and services are rapidly evolving, and require significant investment, including development and operational costs, to meet the changing needs and expectations of the Barclays Bank Group’s customers and clients. Failure to efficiently develop or integrate such AI technologies may impact the Barclays Bank Group’s competitive position and its ability to increase the efficiency of and reduce costs associated with its operations and to offer innovative products and services to customers.
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
This competition may be on the basis of the quality and variety of products and services offered, transaction execution, innovation, reputation and/or price. These factors may be exacerbated by further regulatory change. The failure of any of the Barclays Bank Group’s businesses to meet the expectations of clients and customers, whether due to general market conditions, underperformance, a decision not to offer a particular product or service, branch closures, changes in client and customer expectations or other factors, could affect the
Barclays Bank Group’s ability to attract or retain clients and customers. Any such impact could, in turn, reduce the Barclays Bank Group’s revenues.
iv)Regulatory change agenda and impact on business model
The Barclays Bank Group’s businesses are subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations of the foregoing in the UK, the US, the EU, and the other markets in which it operates. Many legislative and regulatory changes that are relevant to the Barclays Bank Group’s business may have an effect beyond the country in which they are enacted, either because sectoral regulators within the banking and finance industries and legislators in national and supranational governments deliberately enact laws and/or regulations with extra-territorial effect or its global operations mean that the Barclays Bank Group gives effect to local laws and regulations on a wider basis.
In recent years, regulators and governments have focused on reforming both the prudential regulation of the financial services industry and the ways in which the business of financial services is conducted. Measures taken include enhanced capital, liquidity and funding requirements, the structural separation or prohibition of certain activities by banks, changes in the operation of capital markets activities, the introduction of tax levies and transaction taxes, changes in compensation practices, and more detailed requirements on how business is conducted and clients and customers are treated. Governments and regulators in the UK, the US, the EU or elsewhere may intervene further in relation to areas of industry risk and/or regulatory risk already identified, or in new areas, which could adversely affect the Barclays Bank
Group.
Current and anticipated areas of particular focus for the Barclays Bank Group’s regulators, where regulatory changes could have a material effect on the Barclays Bank Group’s business, financial condition, results of operations, prospects, capital, liquidity or funding position, and reputation include, but are not limited to:
•the continued focus by regulators, international bodies, organisations and unions on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers, promoting effective competition in the interests of consumers and ensuring the orderly and transparent operation of global financial markets, including the Consumer Duty in the
UK and review of the provision of financial advice to consumers;
•the implementation of any conduct measures as a result of regulators’ focus on and review of organisational culture, employee behaviour and whistleblowing, as well as proposals for a new regulatory framework on diversity and inclusion in the UK, with a particular focus on firms’ management of non-financial misconduct matters;
•the UK regulators’ strategy for and promotion of competitive markets and growth, both domestically and internationally;
•the reforms to the regulatory frameworks supporting the wholesale financial markets, including recent (and expected) changes to conduct of business, listing, securities offering regimes, securitisation and derivatives related requirements, and proposed reforms to transaction reporting regimes;
•the increasing regulatory expectations and requirements relating to various aspects of operational resilience, including an increasing focus on minimising the impact of operational disruptions (including digital operational disruptions) on the UK financial sector, the role of critical third-party service providers to financial institutions, and operational incident and third party reporting requirements;

Barclays Bank PLC 2024 Annual Report on Form 20-F	50
Risk review
Material existing and emerging risks
•the focus globally on technology adoption and digital delivery, including the use of artificial intelligence (AI), digital assets and digital money (including central bank digital currencies), payments and related infrastructure, and cybersecurity. This also includes the introduction of new and/or enhanced laws and / or regulatory standards in these areas, underpinned by customer protection principles, and actions by regulators that are designed to support the use of AI in the financial sector;
•the continued evolution of the UK’s regulatory framework following the UK's withdrawal from the EU, particularly following the implementation of the Financial Services and Markets Act 2023 (FSMA 2023) which provides for the ongoing revocation and repeal of assimilated law relating to financial services and, where relevant, its replacement with rules made (or to be made) by UK regulators, as well as any areas of divergence between the UK and EU regulatory regimes;
•the implementation of the reforms to the finalisation of the Basel III package, which includes changes to the RWA approaches to credit risk, market risk, counterparty risk, operational risk and credit valuation adjustments risk, the application of input and output floors and the leverage ratio, as well as potential reforms to other aspects of prudential regulation, including the large exposures framework, the UK policy framework for capital buffers, and amendments to the Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL);
•greater monitoring of, and implementation of policies to address capital requirements, liquidity risk, and credit risk management;
and continuing focus on review of and assurance activities in relation to reporting methodology and data quality;
•increasing regulatory expectations of firms around governance and risk management frameworks, particularly for the management of climate change and other ESG risks, enhanced ESG disclosure and reporting obligations corporate sustainability due diligence obligations, anti-greenwashing rules and requirements to develop and disclose a climate transition plan, as well as reactions to such initiatives, including anti-ESG legislation and rules;
•the incorporation of climate change considerations, including transition risks in particular, within the global prudential framework;
•the operation of, and recent reforms to, the UK ring-fencing regime. The ring-fencing regime requires, among other things, the separation of the retail and SME deposit taking activities of UK banks from wholesale and investment banking operations into a legally distinct, operationally separate and economically independent entity (i.e. a ‘ring-fenced’ bank), which is not permitted to undertake a range of activities;
•regulatory expectations in the UK relating to access to payment accounts;
•changes in national or supra-national requirements regarding the ability to offshore or outsource the provision of services and resources or transfer material risk or data to companies located in other countries, which could impact the Barclays Bank Group’s ability to implement globally consistent and efficient operating models;
•the continued focus by regulators worldwide and industry bodies on benchmark reform and market transition to new risk-free reference rates. Given the unpredictable consequences of benchmark reform, there could be an adverse impact on market participants, including the Barclays Bank Group, in respect of financial instruments linked to, or referencing any ceasing benchmarks or their replacement rates;
•financial crime, fraud and market abuse standards and increasing expectations for related control frameworks, to ensure firms are adapting to new threats and are protecting customers from cyber-enabled crime, and in the UK, reforms relating to authorised push payment fraud reimbursements and the ability of payment service providers to delay the processing of transactions in certain circumstances;
•the reform of corporate criminal liability in the Economic Crime and Corporate Transparency Act 2023 in the UK, which includes a failure to prevent fraud offence;
•the application and enforcement of economic sanctions, including those with extra-territorial effect and those arising from geopolitical tensions;
•requirements flowing from arrangements for the resolution strategy of the Barclays Group and its individual operating entities
(including the Barclays Bank Group) that may have different effects in different countries;
•continuing regulatory focus on data privacy, including the collection and use of personal data, and protection against loss and unauthorised or improper access to, or disclosure of, such data;
•ongoing requirements to allocate and monitor management accountability within the Barclays Bank Group (for example, the requirements of the Senior Managers and Certification Regime in the UK and similar regimes elsewhere that are either in effect, are due to come into effect in the future or are under consideration, including new rules in the EU applicable to appointing senior managers), as well as requirements relating to executive remuneration and, separately, potential reforms to the UK’s Certification
Regime;
•continuing regulatory focus on the effectiveness of internal controls and risk management frameworks, as evidenced in regulatory fines and other measures imposed on the Barclays Bank Group and other financial institutions; and
•recent proposals in the US card market impacting consumer late fee assessments.
For further details on the regulatory supervision of, and regulations applicable to, the Barclays Bank Group, refer to the Supervision and regulation section.

Barclays Bank PLC 2024 Annual Report on Form 20-F	51
Risk review
Material existing and emerging risks
v) Change delivery and execution risks
The Barclays Bank Group constantly adapts and transforms the way it conducts business in response to changing customer behaviour and needs, technological developments, regulatory expectations, increased competition and cost management initiatives. The Barclays Group announced, as part of the Investor Update in February 2024, a plan to become simpler, better and more balanced. This strategic plan is intended to enable the Barclays Group to improve its customer service, provide more support to consumers and businesses, deliver higher quality income growth and build returns. Accordingly, effective management of transformation projects is required to successfully deliver the Barclays Bank Group's strategic priorities, involving delivering both on externally driven programmes, as well as key business initiatives to deliver revenue growth, product enhancement and operational efficiency outcomes. The magnitude, complexity and, at times, concurrent demands of the projects required to meet these priorities can result in heightened execution risk.
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
vi) Card Partnerships
The Barclays Bank Group maintains several co-branded credit cards and credit card partnership agreements in the US. Such arrangements are a means of reaching new customers and expanding brand reach, but there is significant competition among card issuers for these relationships. A deterioration in or failure to maintain these credit card relationships with co-brand partners, including non-renewal of contracts with existing partners, early termination of partnership arrangements due to a contractual breach and changes in consumer behaviour regarding spending patterns, could have a negative impact on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

Barclays Bank PLC 2024 Annual Report on Form 20-F	52
Risk review
Material existing and emerging risks
Material existing and emerging risks impacting individual principal risks
i)Climate risk
Climate risk is the risk of financial losses arising from climate change, through physical risks and risks associated with transitioning to a lower carbon economy.
The effects of climate change may be highly significant in their breadth and magnitude and could affect a large number of firms operating in different sectors and geographies, leading to potential downstream effects to the financial system.
There is a potential direct impact on banks and other financial institutions through their operations, as well as indirectly through customers and clients. Given this context and to support the Group’s ambition to be a net zero bank by 2050, Climate Risk is a Principal Risk under
Barclays’ ERMF. It manages the financial and operational risks of climate change.
Physical risks, such as acute weather events (e.g. cyclones, hurricanes and floods) and long-term climate pattern shifts (e.g. droughts, temperature and precipitation levels) can lead to damage to fixed assets, operational disruptions, changes in production outputs and increased costs. The potential impacts of physical risk events on the economy may include lower GDP growth, higher unemployment, shortage of raw materials and products, supply chain disruptions, significant fluctuations in prices of assets (such as in the real estate sector) and shifting demands for goods and service. These factors could subsequently impact the business model and profitability of
Barclays Bank Group and its clients by negatively impacting, among other things: (1) the creditworthiness of clients which may result in higher defaults, delinquencies, write-offs and impairment charges in Barclays Bank Group’s portfolios; (ii) the creditworthiness of the sovereigns of countries in which they occur. The deterioration in the credit ratings of sovereign bonds could affect their access to capital and their eligibility for inclusion in banks' liquidity buffers; and (iii) the value of investments which Barclays Bank Group holds.
A transition to a low-carbon economy requires policy and regulatory changes, new national and regional commitments, new technological innovations and changes to supply and demand systems within industries. The transition to a low-carbon economy may also trigger changes in consumer behaviour and market sentiment. This gives rise to transition risks from increased costs and reduced demand for the products and services of a company including early retirement and impairment of assets, or decreased revenue and profitability.
Barclays Bank Group’s clients that are more susceptible and exposed to these changes may face operational and financial difficulties which in turn may impact their creditworthiness. In addition, climate-related legal actions or investigations, may have material financial impacts on the Barclays Bank Group's clients, customers and counterparties (particularly in high carbon sectors). This in turn can increase credit risk within Barclays Bank Group's portfolios (for further details on credit risk, refer to ii) Credit Risk on page 53).
Both physical risk and transition risk factors have the potential to trigger large, sudden and negative price adjustments where climate risk has not yet been incorporated into prices, which could increase market risk in the Barclays Bank Group’s portfolios. Fluctuations in markets and prices of assets in susceptible sectors or countries could drive losses to the value of the Barclays Bank Group’s assets and liabilities.
Physical risk and transition risk factors can lead to impacts on the Barclays Bank Group’s own operations including damage or unsuitability of premises, disruption to business operations and supply chains and Barclays Bank Group's ability to recover from outages (e.g. caused by workforce, technology and third-party service providers). For example, extreme weather events can impact the operation of bank offices, branches, and support facilities such as data centres. Additionally, Barclays Bank Group has experienced and may continue to experience in the future, disruptions in its operations as a result of branch closures and security breaches due to climate-related protests against the Bank in respect of its lending activities. Transition risk can also lead to secondary impacts on operational risks, such as the risk of misreporting as a result of enhanced regulatory disclosures requirements.
There is significant uncertainty surrounding the timeframes in which both physical and transition risks may manifest, driven by the interplay of environmental, political and societal factors. Physical risks, such as acute weather events and long-term climate pattern shifts, are difficult to predict due to complex interactions between climate system dynamics and human activities. Similarly, the timing of transition risks arising from factors like policy changes, technological innovations or shifts in market sentiment are equally unpredictable. This poses significant challenges to the Barclays Bank Group in assessment, quantification, and management of climate risk.
Barclays Bank Group also needs to ensure that its strategy and business model adapt to changing national and international standards, industry and scientific practices, regulatory requirements and market expectations regarding climate change, which remain under continuous development. The Barclays Bank Group may face challenges from changing circumstances and external factors which are beyond the Barclays Bank Group’s control, including geopolitical issues, energy security, energy poverty and other considerations such as a just transition to a low-carbon economy. Achieving the Group's climate-related ambitions and targets (which includes Barclays Bank
Group's portfolios) will also depend on a number of factors outside the Group's control, including reliable forecasts of hazards from physical climate models and availability of data / models to measure / assess climate impact on clients. The pathway to net zero is uncertain, complex and dependent on progress in various areas such as advances in low-carbon technologies, collective action by clients to meet their own net zero goals, and supportive public policies in markets where Barclays operates. If there is a lack of progress in the aforementioned areas, Barclays may fail to achieve its climate-related ambitions and targets, and this could have a material adverse effect on Barclays’
business, operations, financial condition, prospects and reputation.
Barclays Bank Group is exposed to risks resulting from inconsistencies and conflicts in the manner in which climate policy is perceived in the regions where the Group operates. In particular, the divergence on climate risks standards and regulatory expectations across jurisdictions like the EU, UK and the US may lead to inconsistencies in reporting, risk assessment methodologies and compliance requirements, making it challenging for Barclays Group (including Barclays Bank Group) to adopt a unified approach to managing climate risk and meeting regulatory reporting obligations. This fragmentation increases operational complexity, and the cost of compliance and undermines the
Group's ability to effectively manage climate risks, including transition risks associated with high-emitting clients. The Group's business and operations have been and may continue to be, adversely impacted by the perception that the Group’s response to climate change is ineffective, insufficient or otherwise inappropriate,
For further details on the Barclays Bank Group’s approach to climate change, refer to the climate risk management section.

Barclays Bank PLC 2024 Annual Report on Form 20-F	53
Risk review
Material existing and emerging risks
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
For further details, refer to Note 8 of the financial statements on page 173.
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
▪Consumer affordability: whilst the pressures from increased cost of living eased in the latter half of 2024 as interest rates and inflation fell, this remains an area of focus. Macroeconomic factors, such as unemployment, high interest rates or broader inflationary pressures, which impact a customer’s ability to service debt payments, could lead to increased arrears in unsecured products. Additionally, there is potential US consumer credit weakness from all time high consumer debt and student loan debt which could strain consumer affordability, leading to higher arrears and ECLs.
▪UK Retail, Hospitality and Leisure: despite holding up reasonably well during most of 2024, continuing cost of living pressures, falling consumer confidence, or other macroeconomic factors adversely affecting consumers could trigger a contraction in demand which, together with rising business costs and, for UK retail, a structural shift to online shopping, would add pressure to sectors heavily reliant on consumer discretionary spending. This represents a potential risk in the Barclays Bank Group’s UK corporate portfolio as a higher probability of default exists for retailers, hospitality providers and their landlords while these pressures remain.
▪Leveraged Finance Underwriting: the Barclays Bank Group takes on non-investment grade underwriting exposures, including single name risk, particularly in the US and the UK. A more constructive market tone has been seen in 2024 with continued resilience on the demand side providing opportunity to distribute positions. This environment exists, however, against a backdrop of increased geopolitical risks that, were they to materialise, could adversely impact the Barclays Bank Group's ability to distribute its committed exposures without incurring losses.
▪Oil & Gas sector: high energy market prices during 2024 have helped restore balance sheet strength to companies operating in this sector. In the short term, the sector is vulnerable to geopolitical shifts impacting supply and demand. In the longer term, costs associated with the transition towards renewable sources of energy may place greater financial demands on oil and gas companies.
▪Air Travel: the sector has benefited from strong travel demand as it recovered from the COVID-19 pandemic. However, there remains a heightened risk to the revenue streams of the Barclays Bank Group’s clients and, consequentially, their ability to service debt obligation.
These risks stem from the structural decline in higher margin business travel, consolidation within the European airline market, volatile oil prices, delays in the supply of aircraft, increasingly extreme weather patterns and concerns about the impact of air travel on climate change.
▪Information Technology sector: companies may struggle to monetise their product offerings and face increasing reputational risk particularly as regulatory scrutiny increases. Given the nature of their activities, the Barclays Bank Group’s clients in this sector face heightened risk from data security breaches and ransomware and/or cyberattacks as well as from the malicious use of AI, all of which could negatively impact their ability to service debt obligations.
•Resilient US economy with tight labour market: whilst the US labour market performed better than expected in 2024, there have been signs of weakness. The Barclays Bank Group continues to monitor closely consumer trends as it relates to personal saving rate, category spend - discretionary versus essential, high consumer debt levels, and the overall household net worth.
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
Impact to the creditworthiness of the Barclays Bank Group's clients, customers and counterparties (particularly in high carbon sectors), can also arise out of climate-related legal actions or investigations commenced against the Barclays Bank Group's clients, customers and counterparties (particularly in high carbon sectors), where outcomes of such actions have material financial impacts, which can in turn increase credit risk within Barclays Bank Group portfolios.

Barclays Bank PLC 2024 Annual Report on Form 20-F	54
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
Economic and financial market uncertainties remain elevated, driven by geopolitical conflicts, uncertainties in future political policies and idiosyncratic market events, despite cooling inflation and easing monetary policy. A disruptive adjustment to lower interest rate levels and deteriorating trade and geopolitical tensions could heighten market risks for the Barclays Bank Group’s portfolios.
In addition, the Barclays Bank Group’s trading business could be vulnerable were there to be a prolonged period of elevated asset price volatility, particularly if it adversely affects market liquidity. Such a scenario could impact the Barclays Bank Group’s ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of assets. These can include higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change.
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
iv)Treasury and capital risk
There are three primary types of treasury and capital risk faced by the Barclays Bank Group:
a.Liquidity risk
Liquidity risk is the risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. This could cause the Barclays Bank Group to fail to meet regulatory and/or internal liquidity requirements, make repayments of principal or interest as they fall due or to support day-to-day business activities. Key liquidity risks that the Barclays Bank Group faces include:
▪Stability of the Barclays Bank Group’s deposit funding profile: deposits which are payable on demand or at short notice could be adversely affected by the Barclays Bank Group failing to preserve the current level of customer and investor confidence or as a result of competition in the banking industry.
▪Ongoing access to wholesale funding: the Barclays Bank Group regularly accesses the money and capital markets to provide short-
term and long-term unsecured and secured funding to support its operations. A loss of counterparty confidence, or adverse market conditions, could lead to a reduction in the tenor, or an increase in the costs, of the Barclays Bank Group's unsecured and secured wholesale funding or affect the Barclays Bank Group’s access to such funding.
▪Impacts of market volatility: adverse market conditions, with increased volatility in asset prices, could: (i) negatively impact the Barclays
Bank Group’s liquidity position through increased derivative margin requirements and/or wider haircuts when monetising liquidity pool securities; (ii) make it more difficult for the Barclays Bank Group to execute secured financing transactions; and (iii) expose the Barclays
Bank Group to currency risk leading to increased cash flow currency mismatch.
▪Intraday liquidity usage: increased cash and collateral requirements for payments and securities settlement systems could negatively impact the Barclays Bank Group’s liquidity position, as cash and liquid assets required for intraday purposes are unavailable to meet other outflows.
▪Off-balance sheet commitments: deterioration in economic and market conditions could cause customers to draw on off-balance sheet commitments provided to them, for example, revolving credit facilities, negatively affecting the Barclays Bank Group's liquidity position.
▪Credit rating changes and impact on funding costs: any reductions in a credit rating (in particular, any downgrade below investment grade) may affect the Barclays Bank Group’s access to money or capital markets and/or the terms on which the Barclays Bank Group is able to obtain market funding. For example, this could lead to increased costs of funding and wider credit spreads, the triggering of additional collateral or other requirements in derivative contracts and other secured funding arrangements, or limits on the range of counterparties who are willing to enter into transactions with the Barclays Bank Group.
b.Capital risk
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
leverage position.
▪Adverse changes in FX rates impacting capital ratios: the Barclays Bank Group has capital resources, risk weighted assets and leverage exposures denominated in foreign currencies. Changes in foreign currency exchange rates may adversely impact the sterling equivalent

Barclays Bank PLC 2024 Annual Report on Form 20-F	55
Risk review
Material existing and emerging risks
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
c.Interest rate risk in the banking book
Interest rate risk in the banking book is the risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities. This also includes credit spread risk in the banking book, the risk that the Barclays Bank Group is exposed to capital or income volatility because of changes in credit spreads on its (non-
traded) assets and liabilities. The Barclays Bank Group’s hedging programmes for interest rate risk in the banking book rely on behavioural assumptions and, as a result, the effectiveness of the hedging strategy cannot be guaranteed. A potential mismatch in the balance or duration of the hedging assumptions could lead to earnings deterioration if there are interest rate movements which are not adequately hedged. A decline in interest rates may also compress net interest margins on retail and corporate portfolios. In addition, the Barclays Bank
Group’s liquid asset portfolio is exposed to potential capital and/or income volatility due to movements in market rates and prices which may have a material adverse effect on the capital position of the Barclays Bank Group.
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
a)Operational resilience
The Barclays Bank Group functions in a highly competitive market, with customers and clients that expect consistent and smooth business processes. The loss of or disruption to business processing is a material inherent risk within the Barclays Bank Group and across the financial services industry, which has impacted the Barclays Bank Group in the past and may continue to impact the Barclays Bank Group in the future, whether arising through failures in the Barclays Bank Group’s technology systems, cyber and/or data integrity disruptions, unavailability of a Barclays Bank Group site, or unavailability of personnel or services supplied by third parties. A challenge for the Barclays
Bank Group, as for virtually all companies, is the ability to recover from and remain within impact tolerance for a pervasive cyberattack which impacts a number of applications, data and infrastructure services. Failure to build resilience and recovery capabilities into business processes, or into the services on which the Barclays Bank Group’s business processes depend, may result in significant customer harm, costs to reimburse losses incurred by the Barclays Bank Group’s customers and clients, and reputational damage. There are also risks associated with increasing regulatory focus and new developments on operational resilience, which are considered in risk factor (iv)
‘Regulatory change agenda and impact on business model’ above.
b)Cyberattacks
Cyberattacks continue to be a global threat inherent across all industries, with the number and severity of attacks continuing to rise. The financial sector remains a primary target for cybercriminals, hostile nation states (including nation-state-sponsored groups), opportunists and hacktivists. The Barclays Bank Group experiences numerous attempts to compromise its cybersecurity protections. In 2024, cybersecurity incidents experienced by the Barclays Bank Group included distributed denial of service (DDoS), phishing, and credential stuffing.
The Barclays Bank Group cannot provide absolute security against cyberattacks. Malicious actors, who are increasingly sophisticated in their methods, tactics, techniques and procedures, seek to steal money, gain unauthorised access to, destroy or manipulate data, and disrupt operations. Further, some attacks may not be recognised or discovered until launched or after initial entry into the environment, such as novel or zero-day attacks that are launched before patches are available and defences can be readied. Other attacks may take advantage of the window during which patching or the deployment of other defences is underway, but not yet complete. Malicious actors are also increasingly developing methods to avoid detection and alerting capabilities, including by employing counter-forensic tactics making response activities more difficult.
Cyberattacks can originate from a wide variety of sources and target the Barclays Bank Group in numerous ways, including via the Barclays
Bank Group's networks, systems, applications, devices, or parties such as service providers and other suppliers, counterparties, employees, contractors, customers or clients, presenting the Barclays Bank Group with a vast and complex defence perimeter. Moreover, the Barclays
Bank Group does not have direct control over the cybersecurity of the systems of its clients, customers, counterparties and third party service providers and suppliers, limiting the Barclays Bank Group’s ability to effectively protect and defend against certain threats. Some of the Barclays Bank Group’s third party service providers and suppliers have experienced successful attempts to compromise their cybersecurity. These have included incidents resulting in the compromise of the Barclays Bank Group's data and ransomware attacks that disrupted service providers’ or suppliers’ operations and, in some cases, have had impacts on the Barclays Bank Group's operations. Such cyberattacks are likely to continue. Many of the Barclays Bank Group’s agreements with third parties include liability or indemnification provisions, but the Barclays Bank Group may not be able to recover sufficiently, or at all, under these provisions to adequately offset any losses or other adverse impacts the Barclays Bank Group may incur from third party incidents.
Inadequacies in, or failures in the adherence to, the Barclays Bank Group's cybersecurity policies, procedures or controls; failure to keep pace with evolving technology; instances of employee negligence, recklessness, malfeasance, poor password management, or susceptibility to

Barclays Bank PLC 2024 Annual Report on Form 20-F	56
Risk review
Material existing and emerging risks
social engineering; misconfigurations in technology and security infrastructure; authentication and access management lapses; imperfect control frameworks or operational effectiveness; and human, governance or technological error could also compromise the Barclays Bank
Group’s ability to successfully prevent and defend against cyberattacks. Furthermore, certain legacy technologies that are at or approaching end-of-life may not be able to maintain acceptable levels of security. The Barclays Bank Group's assessment of its cybersecurity risk in 2024 highlighted an elevated cybersecurity risk profile, due to factors such as the onset of AI, which may be used to facilitate increasingly sophisticated attacks, including AI-enabled social engineering; ongoing work to address areas in need of enhancement identified through cybersecurity testing; bad actors’ increasing ability to elude our defences and take advantage of customer and employee behaviours in novel ways; geopolitical turmoil that could impact the Barclays Bank Group directly, or indirectly through its critical suppliers or national infrastructure, including escalating conflicts in Eastern Europe and the Middle East.
Certain cybersecurity risks to the Barclays Bank Group may be unknown to management and therefore not fully accounted for in the
Barclays Bank Group's cybersecurity assessments, strategy and programme priorities. For example, we continue to implement enhancements identified through cybersecurity testing and reviews in 2024.
Common types of cyberattacks include deployment of malware to obtain covert access to systems and data; ransomware attacks that render systems and data unavailable through encryption and attempts to leverage business interruption or stolen data for extortion; novel or zero-day exploits; denial of service and distributed denial of service attacks; infiltration via business email compromise; social engineering, including phishing, vishing and smishing; automated attacks using botnets; third party customer, vendor, service provider and supplier account takeover; malicious activity facilitated by an insider; and credential validation or stuffing attacks using login and password pairs from unrelated breaches. A successful cyberattack of any type has the potential to cause serious harm to the Barclays Bank Group or its clients and customers, including exposure to potential contractual liability, claims, litigation, regulatory or other government action, loss of existing or potential customers, damage to the Barclays Bank Group’s brand and reputation, and other financial loss. The impact of a successful cyberattack is also likely to include operational consequences (such as unavailability of services, networks, systems, devices or data), remediation of which could come at significant cost. While the Barclays Bank Group maintains insurance coverage that may, subject to relevant retentions, cover certain types of losses related to cybersecurity incidents, such insurance coverage may be insufficient to cover all losses and may not take into account potential loss of business or other financial harm.
Regulators worldwide continue to recognise cybersecurity as a systemic risk to financial markets and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience to, cyberattacks. A successful cyberattack may, therefore, result in significant fines and penalties to the Barclays Bank Group. In addition, any new regulatory measures introduced to mitigate these risks are likely to result in increased technology and compliance costs for the Barclays Bank Group.
c)New and emergent technology
Technology is fundamental to the Barclays Bank Group’s business and the financial services industry. Technological advancements present opportunities to develop new and innovative ways of doing business across the Barclays Bank Group, with new solutions being developed both in-house and in association with third party companies. For example, the digitalisation of payment services and securities as well as futures and options trading, increasingly occurring electronically, both on the Barclays Bank Group’s own systems and through other alternative systems, and becoming automated.
The rapid development in AI is another area the Barclays Bank Group is monitoring closely. This includes the identification of potential use cases for responsible adoption of AI in the Barclays Bank Group’s own operations as well as managing the salient risks and other threats third party usage of AI may pose, including with respect to intellectual property ownership and infringement, cybersecurity, antitrust and fraud. For example, while the Barclays Bank Group may use AI technologies in connection with the creation or development of various materials, including software code, the Barclays Bank Group may be unable to protect such materials with copyrights or patents given the position of courts and intellectual property offices in the United States and in some other jurisdictions that human inventorship is required for patent protection of an AI-generated invention and human authorship is required for copyright protection of an AI-generated work of authorship. This is still an evolving area of the law, which creates uncertainty that could impact the Barclays Bank Group’s ability to obtain intellectual property protection in AI-generated inventions and works of authorship.
Introducing new forms of technology has the potential to increase inherent risk. Failure to evaluate, actively manage and closely monitor risk during all phases of business development and implementation could introduce new vulnerabilities and security flaws and have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
d)Fraud
The nature of fraud is wide-ranging and continues to evolve, as criminals seek opportunities to target the Barclays Bank Group’s business activities and exploit changes in customer behaviour and product and channel use (such as the increased use of digital products and enhanced online services). Fraud attacks vary, can be highly sophisticated, and can be orchestrated by organised crime groups or individuals. Fraudsters use various techniques to target customers and colleagues directly (i.e. third party fraud) or Barclays Bank Group directly (i.e. first party fraud). In the UK, APP (Authorised Push Payment) scams are a growing fraud type where customers are deceived to transfer funds from their accounts to bad actors. Fraud can also be committed by one or more employees and workers of an entity (i.e.
internal fraud) or may manifest as unauthorised trading fraud. The impact from fraud can lead to customer harm, financial losses to both the Barclays Bank Group and its customers, loss of business, missed business opportunities and reputational damage, all of which could have a material adverse impact on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
e)Data management, information protection and AI
The Barclays Bank Group holds and processes large volumes of data, including personal information, financial data and other confidential information, and the Barclays Bank Group’s businesses are subject to complex and evolving laws and regulations governing the privacy and protection of data, including Regulation (EU) 2016/679 (the General Data Protection Regulation as it applies in the EU and the UK). This data could relate to: (i) the Barclays Bank Group’s clients, customers, prospective clients and customers, and their employees; (ii) clients and customers of the Barclays Bank Group’s clients and customers, and their employees; (iii) the Barclays Bank Group’s suppliers, counterparties and other external parties, and their employees; and (iv) the Barclays Bank Group’s employees and prospective employees. This data may also be held and processed for the Barclays Bank Group by third-party vendors, partners, or suppliers which therefore exposes the Barclays
Bank Group to risks from vulnerabilities and non-compliance in its supply chain.

Barclays Bank PLC 2024 Annual Report on Form 20-F	57
Risk review
Material existing and emerging risks
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
Data, including personal information, is subject to external as well as internal (whether intentional or accidental) security risks. Concerns regarding the effectiveness of the Barclays Bank Group’s measures to safeguard data, including personal information, or even the perception that those measures are inadequate, could expose the Barclays Bank Group to the risk of loss or unavailability of data or data integrity issues and/or cause the Barclays Bank Group to lose existing or potential clients and customers, and thereby reduce the Barclays
Bank Group’s revenues. Furthermore, any failure or perceived failure by the Barclays Bank Group to comply with applicable privacy or data protection laws and regulations may subject it to potential contractual liability, claims, litigation, regulatory or other government action
(including significant regulatory fines) and require changes to certain operations or practices which could also inhibit the Barclays Bank
Group’s development or marketing of certain products or services, or increase the costs of offering them to customers. Any of these events could damage the Barclays Bank Group’s reputation, subject the Barclays Bank Group to material fines or other monetary penalties, make the Barclays Bank Group liable for the payment of compensatory damages, divert management's time and attention, lead to enhanced regulatory oversight and otherwise materially adversely affect its business, results of operations, financial condition and prospects.
In addition, increased adoption of AI technologies, which rely on the collection of large amounts of data, including personal information, and use of such data for training purposes, has led legislators in numerous jurisdictions to propose and adopt new laws addressing AI-
related usage of personal information and data protection authorities around the world to adopt new and evolving interpretations of existing data protection laws in light of such technology, in both cases, imposing specific obligations with respect to the processing of personal information, including required notices, consents and opt-outs. These obligations may be burdensome and costly to comply with and may affect the ways in which the Barclays Bank Group can collect, process, or use personal information for AI technologies, thus negatively impacting the Barclays Bank Group’s business. Further, there is increased risk of inadvertent disclosure of confidential information or personal information in connection with the utilisation of AI technologies, whether through AI model errors, data breaches, or other vulnerabilities, which may also result in stronger regulatory scrutiny, leading to legal and regulatory investigations and enforcement actions that could negatively impact the Barclays Bank Group’s business, even if unfounded.
For further details on data protection regulation applicable to the Barclays Bank Group, refer to the supervision and regulation section.
f)Algorithmic trading
In some areas of the investment banking business, trading algorithms are used to price and risk manage client and principal transactions.
An algorithmic error or hallucination could result in erroneous or duplicated transactions, a system outage, or impact the Barclays Bank
Group’s pricing abilities, which could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition, prospects and reputation.
g)Processing errors
The Barclays Bank Group’s businesses are highly dependent on its ability to process and monitor, on a daily basis, a very large number of transactions, many of which are highly complex and occur at high volumes and frequencies, across numerous and diverse markets in many currencies. Given Barclays Bank Group’s diverse customer base and geographical reach and the increase in volume, speed, frequency and complexity of transactions, especially electronic transactions (as well as the requirements to report such transactions on a real-time basis to clients, regulators and exchanges), developing, maintaining and upgrading operational systems and infrastructure becomes more challenging. The risk of systems or human error, including errors produced through the integration of AI technologies, in connection with such transactions increases with these developments, as well as the potential consequences of such errors due to the speed and volume of transactions involved and the potential difficulty associated with discovering errors quickly enough to limit the resulting consequences. As the Barclays Bank Group works to implement AI technologies into the Barclays Bank Group’s product and service offerings, these challenges may become more significant, as AI technologies give rise to risk of bias, errors and hallucinations which may impact the Barclays Bank
Group’s ability to accurately execute, track or report transactions. There can be no assurances that AI usage will enhance the Barclays Bank
Group’s product or services offerings, and any such errors or inaccuracies resulting from AI usage could result in competitive or reputational harm or increased legal liability. Furthermore, events that are wholly or partially beyond the Barclays Bank Group’s control, such as a spike in transaction volume, could adversely affect the Barclays Bank Group’s ability to process transactions or provide banking and payment services.
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
h)Supplier exposure
The Barclays Bank Group depends on suppliers for the provision of many of its services and the development of technology, including AI technology. Whilst the Barclays Bank Group depends on suppliers, it remains fully accountable to its customers and clients for risks arising from the actions of suppliers and may not be able to recover from its suppliers any amounts paid to customers and clients for losses suffered by them. The dependency on suppliers and sub-contracting of outsourced services introduces concentration risk where the failure of specific suppliers could have an impact on the Barclays Bank Group’s ability to continue to provide material services to its customers. In addition, the use of third party AI technologies may also expose the Barclays Bank Group to third party infringement or misappropriation claims, as well as privacy and data protection related claims, as it can be very difficult, if not impossible, to validate the processes used by

Barclays Bank PLC 2024 Annual Report on Form 20-F	58
Risk review
Material existing and emerging risks
third-party AI technology providers in their collection and use of data in developing and training AI technologies or the conversion of inputs to outputs. Failure to adequately manage supplier risk could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
i)Estimates and judgements relating to critical accounting policies and regulatory disclosures
The preparation of financial statements requires the application of accounting policies and judgements to be made in accordance with IFRS.
Regulatory returns and capital disclosures are prepared in accordance with the relevant capital reporting and liquidity requirements and also require assumptions and estimates to be made. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements and regulatory returns and disclosures, include credit impairment provisions, taxes, fair value of financial instruments, pensions and post-retirement benefits, the calculation of RWAs, capital and liquidity metrics, and provisions including conduct and legal, competition and regulatory matters (please refer to the notes to the audited financial statements for further details). There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect or are altered as a result of assurance work or subsequent feedback from the Barclays Bank Group's regulators, this could result in material losses to the Barclays Bank Group, beyond what was anticipated or provided for, including as a result of changes to treatments or stated capital or liquidity in regulatory returns and capital and liquidity disclosures. If capital and liquidity requirements are not met as a result of changes in interpretation, compliance with the Barclays Bank Group's distribution policy could be impacted and/or additional measures may be required to strengthen the Barclays Bank Group's capital or leverage position, which may also lead to the
Barclays Bank Group's inability to achieve stated targets. Further development of accounting standards and regulatory interpretations could also materially impact the Barclays Bank Group’s results of operations, financial condition and prospects.
j)Tax risk
The Barclays Bank Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. There is a risk that the Barclays Bank Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice (including where the Barclays Bank Group’s interpretation of such laws differs from the interpretation of tax authorities), or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of the Barclays Bank Group. In addition, the introduction of new international tax regimes, increasing tax authority focus on reporting and disclosure requirements around the world as well as the digitalisation of the administration of tax have the potential to increase the Barclays Bank Group’s tax compliance obligations further. In 2023, the UK Government enacted legislation on the OECD Inclusive Framework on Base Erosion and Profit Shifting Pillar Two Framework introducing a global minimum tax rate of 15%. The UK’s Pillar Two rules applied from 1 January 2024 and increased the Barclays Bank Group's tax compliance obligations. In the US, the corporate alternative minimum tax on adjusted financial statements income introduced by the Inflation Reduction Act became effective on 1 January 2023. These tax regimes require systems and process changes that introduce potential additional operational risks.
k)Ability to hire and retain appropriately qualified employees
As a regulated financial institution, the Barclays Bank Group requires diversified and specialist skilled colleagues. The Barclays Bank Group’s ability to attract, develop and retain a diverse mix of talent is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors, such as macroeconomic factors, labour, immigration and related policies in the jurisdictions in which the Barclays Bank Group operates, and regulatory limits on compensation for senior executives. Failure to attract or prevent the departure of appropriately qualified and skilled employees could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects. Additionally, this may result in disruption to service which could in turn lead to customer harm and reputational damage.
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
Models are imperfect representations of reality as they rely on simplifying assumptions; as such they are subject to intrinsic uncertainty as well as errors and inappropriate use. This may be exacerbated when dealing with unprecedented scenarios, as was the case during the
COVID-19 pandemic, when simplifying assumptions were required due to the lack of reliable historical reference points and data. Model uncertainty, errors and inappropriate use may result in (among other things) the Barclays Bank Group making inappropriate business decisions and/or inaccuracies or errors in the Barclays Bank Group's risk management and regulatory reporting processes. This could result in a significant financial loss, imposition of additional capital requirements, enhanced regulatory supervision and reputational damage, all of which could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
For further details on the Barclays Bank Group’s approach to model risk, refer to the model risk management and model risk performance sections.
vii)Compliance risk
Compliance Risk is the risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Barclays Bank
Group's products and services (Compliance Risk) and the risk to the Barclays Bank Group, its clients, customers or markets from a failure to comply with the laws, rules and regulations (LRR) applicable to the firm (LRR risk). This risk could manifest itself in a variety of ways, including:
a)Market conduct
The Barclays Bank Group’s businesses are exposed to risk from potential non-compliance with its policies and standards (which incorporates regulatory requirements set by law and the Barclays Bank Group's regulators) and instances of wilful and negligent misconduct

Barclays Bank PLC 2024 Annual Report on Form 20-F	59
Risk review
Material existing and emerging risks
by employees, all of which could result in potential customer and client harm, enforcement action (including regulatory fines and/or sanctions), increased operation and compliance costs, redress or remediation or reputational damage which in turn could have a material adverse effect on the Barclays Bank Group’s business, financial condition and prospects. Examples of employee misconduct which could have a material adverse effect on the Barclays Bank Group’s business include: (i) improperly selling or marketing the Barclays Bank Group’s products and services; (ii) engaging in insider trading, market manipulation or unauthorised trading; or (iii) misappropriating confidential or proprietary information belonging to the Barclays Bank Group, its customers or third parties. These risks may be exacerbated in circumstances where the Barclays Bank Group is unable to rely on physical oversight and supervision of employees, noting the move to a hybrid working model for many colleagues.
b)Customer protection
The Barclays Bank Group must ensure that its customers, particularly those that are vulnerable, are able to make well-informed decisions on how best to use the Barclays Bank Group’s financial services and understand the protection available to them if something goes wrong.
Poor customer outcomes can result from the failure to: (i) communicate fairly and clearly with customers; (ii) provide services in a timely and fair manner; (iii) handle and protect customer data appropriately; and (iv) undertake appropriate activity to address customer harm, including the adherence to regulatory and legal requirements on complaint handling. The Barclays Bank Group is at risk of financial loss and reputational damage as a result, as well as the risk of regulatory censure or enforcement action.
c)Product design and review risk
Products and services must meet the needs of clients, customers, markets and the Barclays Bank Group throughout their life cycle.
However, there is a risk that the design and review of the Barclays Bank Group products and services fail to reasonably consider and address potential or actual negative outcomes for customers, which may result in customer harm, enforcement action (including regulatory fines and/or sanctions), redress and remediation and reputational damage. Both the design and review of products and services are a key area of focus for regulators and the Barclays Bank Group.
d)Conflicts of interest
Identifying and managing conflicts of interest is fundamental to the conduct of the Barclays Bank Group's business, relationships with customers and clients, and the markets in which the Barclays Bank Group operates. Understanding the conflicts of interest that impact or potentially impact the Barclays Bank Group enables them to be handled appropriately. Even if there is no evidence of improper actions, a conflict of interest can create an appearance of impropriety that undermines confidence in the Barclays Bank Group and its Employees. If the Barclays Bank Group does not identify and manage conflicts of interest (business or personal) appropriately, it could have an adverse effect on the Barclays Bank Group’s business, customers and the markets within which it operates.
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
f)  Laws, rules and regulations
Barclays is subject to a range of laws, rules and regulations across the world. A failure to comply with these may have an adverse effect on the Barclays Bank Group’s business, customers and the markets within which it operates and could result in reputational damage, penalties, damages or fines.
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
retain and motivate staff. It could also have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects. Claims of potential greenwashing arising from sustainability-related statements made by the Barclays Group may also give rise to reputation risk.

Barclays Bank PLC 2024 Annual Report on Form 20-F	60
Risk review
Material existing and emerging risks
In addition to the above, reputation risk has the potential to arise from operational issues or conduct matters which cause harm to customers, clients, market integrity, effective competition or the Barclays Bank Group (refer to 'v) Operational risk' above).
For further details on the Barclays Bank Group’s approach to reputation risk, refer to the reputation risk management and reputation risk performance sections.
ix)Legal risk and legal, competition and regulatory matters
The Barclays Bank Group conducts diverse activities in a highly regulated global market which exposes it and its employees to legal risk arising from: (i) the multitude of laws, rules and regulations that apply to the activities it undertakes, which are highly dynamic, may vary between jurisdictions and/or conflict, and may be unclear in their application to particular circumstances especially in new and emerging areas; and (ii) the diversified and evolving nature of the Barclays Bank Group’s businesses and business practices. In each case, this exposes the Barclays Bank Group and its employees to the risk of loss or the imposition of penalties, damages or fines from the failure of members of the Barclays Bank Group to meet applicable laws, rules, regulations or contractual requirements or to assert or defend their intellectual property rights. Legal risk may arise in relation to any number of the material existing and emerging risks identified above.
A breach of applicable laws, rules and/or regulations by the Barclays Bank Group or its employees could result in criminal prosecution, regulatory censure, potentially significant fines, remedial orders and other sanctions in the jurisdictions in which the Barclays Bank Group operates. Where clients, customers or other third parties are harmed by the Barclays Bank Group’s conduct, this may also give rise to civil legal proceedings, including class actions. Other legal disputes may also arise between the Barclays Bank Group and third parties relating to matters such as breaches or enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Barclays Bank Group being liable to third parties or may result in the Barclays Bank Group’s rights not being enforced or not being enforced in the manner intended or desired by the Barclays Bank Group.
In the UK, the wider financial industry may be impacted by the October 2024 Court of Appeal judgments on commission arrangements in the motor finance industry, subject to the result of the appeals of those judgments to the Supreme Court, and to the FCA’s ongoing review of the motor finance market. In December 2024, the FCA announced an extension to the time motor finance firms have to handle complaints on lender commissions until after 4 December 2025, following on from the Court of Appeal’s judgments in Johnson v FirstRand
Bank, Wrench v FirstRand Bank and Hopcroft v Close Brothers Ltd [2024] EWCA Civ 1282. The decisions in these cases could, subject to these appeals, impact the availability and terms of financing, risk of future claims, and likelihood of a FCA consumer redress scheme. There could also be wider market and industry implications of the judgments and/or the appeals, which could adversely affect the Barclays Bank
Group’s business, results of operations, financial condition and prospects.
Further details of legal, competition and regulatory matters to which the Barclays Bank Group is currently exposed are set out in Note 24. In addition to matters specifically described in Note 24, the Barclays Bank Group is engaged in various other legal proceedings which arise in the ordinary course of business. The Barclays Bank Group is also subject to requests for information, investigations and other reviews
(including skilled person reviews) by regulators, governmental and other public bodies. These may be in connection with business activities in which the Barclays Bank Group is, or has been, engaged, or areas of particular regulatory focus, such as financial crime, money laundering or terrorist financing. The Barclays Bank Group may also (from time to time) be subject to claims and/or legal proceedings and other investigations relating to financial and non-financial disclosures made by members of the Barclays Bank Group (including, but not limited to, regulatory capital and liquidity reporting and ESG disclosures). Additionally, due to the increasing number of new climate and sustainability-
related laws and regulations, growing demand from investors and customers for sustainable products and services, and regulatory and NGO scrutiny, financial institutions, including the Barclays Bank Group, may through their business activities face increasing litigation, conduct, enforcement and contract liability risks related to climate change, environmental degradation and other social, governance and sustainability-related issues. In particular, there has been an increasing focus on greenwashing risk this year. Certain stakeholders have taken legal action (including under "soft law" mechanisms) against the Barclays Bank Group, and others (including regulators, campaign groups and customers) may decide to do so in the future for allegedly financing or contributing to climate change and environmental degradation and other social, governance and sustainability-related issues, or because the Barclays Bank Group's response to climate change or other ESG factors is perceived to be ineffective, insufficient or inappropriate, including relative to the Barclays Bank Group's stated
ambitions. Furthermore, there are laws and regulatory processes and policies seeking to restrict or prohibit doing certain business with entities identified as "boycotting" or "discriminating" against particular industries or considering ESG factors in their investment processes, including to protect the energy and other high carbon sectors from any risks of divestment or challenges in accessing finance.
The outcome of legal, competition and regulatory matters, both those to which the Barclays Bank Group is currently exposed and any others which may arise in the future, is difficult to predict (and any provision made in the Group’s financial statements relating to those matters may not be sufficient to cover actual losses). In connection with such matters, the Barclays Bank Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose the Barclays Bank Group to any of the following outcomes: substantial monetary damages, settlements and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Barclays Bank Group’s business operations including the withdrawal of authorisations; increased regulatory compliance requirements or changes to laws or regulations; suspension of operations; public reprimands or censure; loss of significant assets or business; a negative effect on the Barclays Bank Group’s reputation; loss of confidence by investors, counterparties, clients and/or customers; risk of credit rating agency downgrades; potential negative impact on the availability and/or cost of funding and liquidity; and/
or dismissal or resignation of key individuals. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those arising after the date of this
Annual Report) will not have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
x)Financial crime risk
Financial crime risk is the risk that the Barclays Bank Group and its associated persons (employees or third parties) commit or facilitate financial crime, and/or the Barclays Bank Group’s products and services are used to facilitate financial crime.
Financial crime is categorised into four areas of risk, relating to, bribery & corruption, money laundering & terrorist financing, tax evasion facilitation and sanctions, including proliferation financing. The Barclays Bank Group is subject to numerous laws and regulations governing

Barclays Bank PLC 2024 Annual Report on Form 20-F	61
Risk review
Material existing and emerging risks
these areas, including certain “failure to prevent” offences whereby the the Barclays Bank Group may be liable for failure to prevent crimes carried out by persons associated with it.
Bribery and corruption occur where a person improperly obtains or retains business, improperly secures a business or personal advantage and induces another person to perform their role in breach of an expectation of good faith, impartiality, or trust. Risks related to bribery and corruption may arise for the Barclays Bank Group in connection with (i) employees/prospective employees who have connections to external stakeholders, Politically Exposed Persons, or public officials; (ii) different types of payments and expenses such as facilitation payment requests, gifts and entertainment, charitable donations, commercial sponsorships and political donations; (iii) certain types of funding provided to customers with increased exposure to public officials; (iv) third parties who are engaged by the Barclays Bank Group to win or retain business; (v) the Barclays Bank Group's proprietary investments, joint ventures and mergers and acquisition or (vi) suppliers who act for and on behalf of the Barclays Bank Group.
Money laundering and terrorist financing have been identified as major threats to the international financial services community and therefore to the Barclays Bank Group. The Barclays Bank Group must comply globally with UK legislation designed to prevent, detect and disrupt money laundering and to combat terrorism. As a transatlantic bank, the Barclays Bank Group also takes into account European
Union (EU) and United States (US) Anti-Money Laundering and Counter Terrorist Financing requirements, as well as guidance issued by bodies such as the Wolfsberg Group and the European Banking Authority.
Similarly, as a global financial institution, the Barclays Bank Group must comply with applicable sanctions laws and regulations in every jurisdiction in which it operates, or which apply to it because of its place of incorporation. Sanctions restrict activities with targeted countries, governments, entities, individuals, and industries.
Tax evasion is a financial crime and a predicate offence to money laundering in the UK and in many other countries in which we operate.
The Barclays Bank Group may be exposed to risks associated with tax evasion by virtue of its interactions with customers and clients or in connection with employees or third parties acting on our behalf.
The laws and regulations associated with financial crime risks can have broad application and, in certain circumstances, may have extraterritorial application. Failure to appropriately manage the risks associated with these four areas undermines market integrity and may result in harm to the Barclays Bank Group’s clients, customers, counterparties or employees, diminished confidence in financial products and services, damage to the Barclays Bank Group's reputation, regulatory breaches and/or financial penalties.

Barclays Bank PLC 2024 Annual Report on Form 20-F	62
Risk review
Principal risk management

Climate risk management
In Barclays' Climate Risk Framework (which applies to the Bank), Climate Risk is defined as the risk of financial losses arising from climate change, through physical risks and risks associated with transitioning to a lower carbon economy. Physical risk is defined as the risk of financial losses related to physical impacts of a changing climate. Physical risks can be event driven (acute risks), including increased frequency and/or severity of extreme weather events such as cyclones, hurricanes and flood. Longer term shifts in climate patterns
(chronic risks) arise from sustained higher temperatures that may cause rises in sea levels, rising mean temperatures and more severe weather events such as increased occurrence of floods or fires. Transition risk is defined as the risk of financial losses caused by extensive policy, legal, technology and market changes to address mitigation and adaptation requirements related to climate change.

Overview
The Barclays Group has developed a Climate Risk Framework (CRF) for financial and operational risks stemming from climate change. This enables Barclays to foster a consistent approach for managing climate risk across the firm. The key principle underpinning this framework is that climate risk is recognised as a driver of other existing financial (Credit, Market, Treasury and Capital) and non-financial (including
Operational) risks, and not treated as a standalone risk type. The CRF is supported by policies, standards and other relevant guidelines which contain control objectives that must be met.
The Climate Risk Framework:
•Includes definitions and descriptions for climate risk
•Includes key principles for the identification, measurement, monitoring and reporting of climate risk
•Outlines the approach to setting risk appetite for climate risk
•Outlines roles and responsibilities applicable to the Climate Risk Framework
The Climate Risk Policy sets out high level requirements and control objectives to address key principles articulated in the CRF. The Climate
Risk Standard sets out control requirements for implementing control objectives defined within the Climate Risk Policy. Climate risk considerations have also been incorporated as applicable to the frameworks of other principal risks.
The Climate Risk Framework, Climate Risk Policy and Climate Risk Standard are applicable for Barclays Bank Group's business activities, with a focus on lending, capital markets and investments. Barclays Bank Group's approach to managing climate risk focuses on the effective, identification, prioritisation and mitigation of the material climate risks within it's portfolios. The approach is further customised to reflect portfolio characteristics, size and exposure to specific climate risk drivers within various portfolios.
Climate risk may also drive non-financial risks such as reputational risk, which continue to be managed under their respective risk frameworks.
To implement its Climate Risk Framework, Barclays Bank Group continually implements new processes, tools, models and data repository as applicable whilst also enhancing its existing tools and processes. The Barclays Bank Group regularly reviews its approach and practices for alignment with regulatory developments and leading practices for climate risk.
Organisation, roles and responsibilities
The Group Head of Climate Risk is the Principal Risk owner accountable for the management and oversight of the climate risk profile. The
Group Head of Climate Risk reports directly to Group CRO.
On behalf of the Board, the Group Board Risk Committee reviews and approves the Group's approach to managing climate risk. The Group
Risk Committee (GRC) is the most senior executive body responsible for reviewing and challenging risk practices for climate.
To support the oversight of climate risk profile, a Group Climate Risk Committee (CRC) has been established as a sub-committee of the
GRC. The Group Head of Climate Risk is the Chair of the Group CRC. Any material issues are escalated by the Group CRC to the Group GRC, and the Group GRC subsequently escalates to the Group BRC as appropriate.
A control environment for Climate Risk has been established in alignment with Barclays' Control Framework. The Climate Risk Control
Forum (CRCF) oversees the implementation and operation of the Barclays Control Framework, including reviewing risk events, policy and issues management. Additionally, Climate Risk assurance groups  are responsible for performing climate risk specific reviews to support the embedding of the Climate Risk Framework.
Reputation risk driven by climate change is managed by the reputation risk principal risk.

Barclays Bank PLC 2024 Annual Report on Form 20-F	63
Risk review
Principal risk management

Governance	Board Risk Committee (BRC)	Board Sustainability Committee (BSC)

	Group Risk Committee (GRC)	Group Sustainability Committee (GSC)

Risk	Credit, market, treasury & capital and operational risks	Sustainability matters and reputation risk associated with climate change

Risk appetite
The Groups (including the Bank) approach  to setting risk appetite for climate risk is aligned with its ambition to be a net zero bank by 2050 and reducing financed emissions in line with 2030 financed emissions targets. The climate risk considerations have been included in the qualitative statements and quantitative constraints. This is reviewed and revised (where applicable) annually and formally approved by the
Group Board.
Climate risk appetite established at a Group level is cascaded to the legal entities and managed through risk limits, triggers and indicators set across different Principal Risks (including, Credit Risk, Market Risk and Treasury & Capital Risk), portfolios, sectors, assets classes and products. The Group has progressively enhanced its approach for the quantification of climate risk appetite by implementing additional risk limits and triggers. Regular monitoring, reporting and governance provide oversight so that exposures remain within the appetite and corrective actions are taken to address any breaches or excesses. The Group (including the bank) continues to regularly review its risk appetite and makes enhancements to maintain alignment with the Group's strategic objectives as part of its business planning process.
Risk identification
Physical and transition risk drivers can lead to adverse financial impacts through various transmission channels. Transmission channels are causal chains that explain how climate risk drivers impact firms such as the Barclays Bank Group either directly through their own operations and infrastructure or indirectly through their financing and investment activities. Through these transmission channels, risks for
Barclays Bank Group may materialise in its traditional risk categories such as credit risk, market risk, treasury and capital risk, and operational risk. The impact of climate risk drivers may be significant and widespread, affecting companies, households and the general economy leading to potential financial system contagion.
Barclays Bank Group's work on assessing climate-related risks has been focused on the short (0-1 year) and medium term (1-5 years)
horizons, in line with our financial planning cycle. However, longer-term climate (>5 years) risks have been considered using both quantitative approaches, such as reverse stress testing, and qualitative analysis. The  effects of climate risk drivers through macro and micro transmissions channels are observed in Barclays Bank Group's portfolio through traditional risk categories such as credit risk, market risk, treasury and capital risk, and operational risk (including legal risk). The below table provides examples of how Barclays' Climate Risk framework considers potential key effects  of climate risk drivers on Barclays' Principal Risk types.

Barclays Bank PLC 2024 Annual Report on Form 20-F	64
Risk review
Principal risk management

Principal Risk	Example effects of climate risk drivers
Credit risk
A changing climate (i.e. more frequent and more intense physical hazards) and society’s response (i.e. increased transition factors such as new policies or technologies to reduce carbon emissions) impacts Credit Risk. The impact on Credit Risk relates to the failure of clients, customers or counterparties to meet their obligations as a result of physical and transition risks, which may lead to potential losses and/or exposures outside the bank risk appetite in retail and wholesale credit portfolios. Climate change can drive direct impacts such as damage to fixed assets from physical hazards, leading to changes in output and increased costs. Indirect impacts may include material disruptions to supply chains and shifting demand for goods and services. Transition risk factors such as low-carbon policies or technologies could also change the value and creditworthiness of counterparties clients and customers.

Market risk
The impact on Market Risk relates to potential adverse changes in the value of the firm's assets and liabilities from fluctuations in market variables as a result of physical and transition risks, which may lead to potential losses due to changes in equity and commodity prices and credit spreads. Either physical hazards or transition risk factors have the potential to trigger large, sudden and negative price adjustments where climate risk has not yet been incorporated into prices, driving additional Market Risk. Fluctuations in markets and prices in susceptible sectors or countries could drive losses to the value of the Bank’s assets and liabilities.

Treasury & capital risk
The impact on Treasury & Capital Risk relates to the impact on the capital requirements and liquidity funding requirements as a result of physical and transition risks, which may lead to changes in capital plans, funding plan requirements, asset and liabilities management (ALM) and exposures to changes in interest rates. Climate events can drive Treasury & Capital Risk as counterparties draw down deposits and credit lines. Physical hazards, or transition factors could lead to increased volatility, which could in turn change the value of investments and drive changes to funding requirements and accessibility, capital planning, capital requirements, or hedging methodologies.

Operational risk
Physical hazards and transition risk factors can lead to impacts on the firm’s own operations including damage or unsuitability of premises, disruption to business operations and supply chain and ability to recover from outages
(e.g. caused by workforce, technology and third-party service providers). For example, extreme weather events can impact the operation of bank offices, branches, and support facilities such as data centres. The transition to a low-
carbon economy can lead to changes in operational processes, for example to mitigate climate impacts we need to decarbonise our buildings or requirements to achieve more carbon efficient buildings. Transition risks  can also drive secondary impacts on operational risks such as the risk of misreporting as a result of enhanced regulatory disclosures requirements, or physical security breaches and branch closures as a result of protests related to
Barclays' lending activities.

Barclays Bank Groups' climate risk identification includes monitoring of the external environment including regulatory developments, climate-related litigations and market developments for identifying climate risk drivers that could affect Barclays Bank Group's portfolios. In addition to horizon scanning, Barclays Bank Group has also developed processes to identify sectors, sovereigns and US States which other
Principal Risks must prioritise for further analysis and risk management activities. Following this assessment, the industry sectors and geographies that are highly exposed to climate risks are deemed to be of elevated risk. These assessments are regularly reviewed and benchmarked against external studies and research and incorporate inputs from the subject matter experts.
Horizon scanning and elevated climate risk sector and geography assessments form the basis of the Barclays Bank Groups' approach and priorities for further granular assessment.  Details on exposures to elevated sectors are on pages 75 to 78.
Additionally, through individual client assessments and scenario analysis exercises, Barclays Bank Group identifies portfolios that are more vulnerable to climate risks. The risk identification processes have been broadened to encompass nature-related risks for Barclays Europe portfolios.
Risk assessment
The Bank uses its Risk Register process to assess the potential effects of climate risk drivers on its portfolios. The Risk Register contains key risks and vulnerabilities that may impact forward-looking business plans of the Barclays Bank Group and its business units. The materiality of climate risks is derived either quantitatively (typically based on stress testing) or through qualitative estimations. The potential impact is evaluated based on adverse but plausible scenario. The Risk Register is refreshed on at least an annual basis and is subsequently used to support strategic planning, risk management, scenario design, sensitivity analysis and capital adequacy assessments.
For Credit Risk, Barclays Bank Group has integrated climate risk considerations into key processes of credit lifecycle  including  credit assessment, annual review and transaction approval processes. A questionnaire called the Climate & Environmental Lens has been developed for assessing corporate clients' vulnerability to climate and environmental risks in a structured way. The Climate and
Environmental Lens questionnaire is used to evaluate climate physical risks, climate transition risks and environmental risks (as relevant) for corporate clients operating in elevated risk sectors. During 2024, the Lens was redeveloped to support decision-making by including a range of data points across both transition and physical risks and to improve its integration into credit processes.
For Market Risk, the impact of climate change is measured by applying stress scenarios designed to examine the sensitivity of core risk factors to climate risk. This process is conducted every quarter. The pattern of stress losses arising from the stress scenario is used to estimate and set ongoing limits.
For Treasury and Capital Risk (TCR), climate risk considerations have also been incorporated into the Internal Capital Adequacy Assessment
Process (ICAAP) and Liquidity Adequacy assessment Process (ILAAP). Barclays Bank Group has integrated climate risk variables and climate stress scenarios in the  Group-wide internal stress testing framework to understand and quantify potential impact on Barclays Bank Group's capital position. For liquidity risk, the assessment is informed by the application of  industry and country classifications and evaluated using internal stress testing and portfolio specific analysis to determine material areas of risk (e.g. by asset class or product type) that could

Barclays Bank PLC 2024 Annual Report on Form 20-F	65
Risk review
Principal risk management
impact funding and liquidity ratios.  For Pension Risk, key risk indicators based on the impact of physical and transition risk drivers on the pension fund have been defined. These are reviewed and monitored on a quarterly basis.
For operational risk, climate risks continue to be assessed as part of existing business-as-usual operational risk processes. This includes working with Premises and Operational Recovery Planning teams to evaluate and respond to climate-related impacts and regulatory requirements. Climate risk factors have been integrated into Structured Scenario Assessments, which capture extreme but plausible operational tail risks.
For reputational risk, the primary responsibility for identifying and managing reputation risk and adherence sits with the front line business and support functions where the risk arises. The Enhanced Due Diligence process and other relevant processes in these business units facilitate the assessment of climate-related reputational risk.
The emissions resulting from the activities of customers and clients to whom financing is provided is measured using Barclays Bank Groups'
bespoke tool BlueTrack™. Currently, BlueTrack™ covers nine segments comprising of Upstream Energy, Power, Cement, Steel, Automotive
Manufacturing, UK Housing, UK Commercial Real Estate, UK Agriculture and Aviation.
Furthermore, Barclays Bank Group has developed the Client Transition Framework (CTF) to evaluate certain corporate clients' progress toward business models aligned with a transition to a low-carbon economy. Using BlueTrack™ data and public disclosures, the framework evaluates both qualitative and quantitative components to assess transition trajectories against the Group’s targets and benchmarks. This allows the Barclays Bank Group to prioritise engagement with clients based on their CTF scores. The client CTF scores and emissions data from BlueTrack™ are further used to inform key risk management practices, including risk monitoring, setting limits, managing concentrations, credit decisions and  stress testing exercises.
Across Barclays Bank Group's portfolios, scenario analysis continues to form a key part of the Barclays Bank Group’s approach to assessing and quantifying the impact of climate change. Barclays Bank Group's risk assessment tools have also been extended to cover environmental / nature  risks for Barclays Europe portfolios. The  nature risk considerations have also been incorporated into Stress testing exercises including  Nature Exploratory Stress Test exercise.
Risk monitoring and reporting
The monitoring approach for climate risk is designed to track climate-related exposures across portfolios, leveraging risk metrics, latest insights and periodic assessments for alignment with risk appetite and climate goals.
Risk appetite is translated into a detailed series of risk limits, triggers and indicators to control risk-taking. Barclays Bank Group has implemented climate-aware limits and triggers as applicable for priority sectors and portfolios with elevated climate risk. The performance against these metrics is tracked and reported to various committees and governance processes.
Barclays Bank Group has integrated climate risk considerations into policies, standards and lending guidelines. Enhanced oversight and additional scrutiny have been introduced for new deals in elevated climate risk sectors  particularly those with sector targets and policy restrictions. These policies are reviewed regularly and updated with respect to external developments.
Climate risk related management information packs, including climate risk dashboards, are produced and reported to various committees and governance forums, including the Group CRC. They primarily consist of insights on climate-related exposures, key performance indicators, concentration metrics, climate risk trends, external developments  and progress against climate targets. The Group BRC also receives regular updates, including climate risk dashboards.
Legal entity specific climate risk dashboards for monitoring and reviewing climate-sensitive exposures are presented to appropriate committees. Where climate risk limits are subject to ongoing monitoring, they will be reported at the appropriate Principal Risk Committees, including the Group CRC.
Barclays Bank Group continually monitors regulatory developments, including emerging disclosure standards on climate and wider sustainability areas, and builds internal capabilities to meet these new requirements.
Barclays Bank Group continues to focus on integration of climate risk into its business operations and risk management practices. In 2024, notable enhancements and improvements were made in the following key areas:
-The Framework, Policy and Standard for Climate Risk (as a Principal Risk) were enhanced to facilitate further integration and provide clearer guidance on control objectives and requirements, including specific roles and responsibilities of different teams across the first and second lines of defence.
- The risk appetite framework for climate risk was strengthened by introduction of additional quantitative metrics such as stress loss triggers, to actively monitor the impact of climate risk on the Barclays Bank Group's capital position. The risk limits and triggers on notional exposures have been expanded to manage concentration and high risk exposures to climate risk across other Principal Risk types.
-The internal stress testing framework has been enhanced to integrate stress scenarios and risk variables for climate risk. The climate risk models used within stress testing framework have also been enhanced to generate more accurate outputs. Additionally, the methodology for assessing climate risk in different economic sectors has been enhanced.
-The Climate and Environmental Lens was redeveloped to support decision-making by including a range of data points across both transition and physical risks. Additionally, process improvements have been made for improving integration into credit processes.
-Barclays Bank Group continues to develop its environmental / nature-related risk capabilities. In 2024, we piloted nature-related questions within our Client Transition Framework (CTF) assessment for Power portfolio clients. We plan to expand nature-related questions across
CTF evaluations in 2025. This area is also a key priority and focus for Barclays Europe. Notable progress by Barclays Europe in 2024 includes an upgrade of the "LEAP" assessment, execution of a nature exploratory stress test and integration of environmental risk factors in its industry sector and geography assessments.

Barclays Bank PLC 2024 Annual Report on Form 20-F	66
Risk review
Principal risk management

Credit risk management (audited)
The risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the Barclays Bank Group, including the whole and timely payment of principal, interest, collateral and other receivables.

Overview
The credit risk that the Barclays Bank Group faces arises from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts with clients' trading activities, including: debt securities, settlement balances with market counterparties, FVOCI (fair value through other comprehensive income) assets and reverse repurchase loans.
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

Barclays Bank PLC 2024 Annual Report on Form 20-F	67
Risk review
Principal risk management
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
Organisation, roles and responsibilities
Market risk in the businesses resides primarily in IB and Treasury. These businesses have the mandate to assume market risk. The front office and Treasury trading desks are responsible for managing market risk on a day-to-day basis, where they are required to understand and adhere to all limits applicable to their businesses. The Market Risk team supports the trading desks with the day-to-day limit management of market risk exposures through governance processes which are outlined in supporting market risk policies and standards.
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
In addition to MRC, the Investment Bank Risk Committee (IBRC) is the main forum in which market risk exposures are discussed and reviewed with senior business heads. The Committee is chaired by the CRO of the Investment Bank and meets weekly, covering current market events, notable market risk exposures, and key risk topics. New business initiatives are generally socialised at IBRC before any changes to risk appetite or associated limits are considered in other governance committees.
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
See pages 117 to 118 for a review of management VaR.

Barclays Bank PLC 2024 Annual Report on Form 20-F	68
Risk review
Principal risk management

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
Interest rate risk in the banking book: The risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities. This also includes credit spread risk in the banking book, the risk that the Barclays Bank Group is exposed to capital or income volatility because of changes in credit spreads on its (non-
traded) assets and liabilities

The Barclays Bank PLC Treasury function manages treasury and capital risk exposure on a day-to-day basis, with the Barclays Bank PLC
Treasury Committee together with the Barclays Group Treasury Committee acting as the principal management bodies for the Barclays
Bank Group. The Treasury and Capital Risk function is responsible for oversight and provides insight into key capital, liquidity, interest rate risk in the banking book (IRRBB) and pension risk management activities. The assessment and management of the Barclays Bank Group's capital and liquidity position and IRRBB and pension risk requires the use of judgement, assumptions and estimates. Please see the description of material existing and emerging risks beginning on page 47 of this Annual Report for further details on such judgements, assumptions and estimates, including the potential risks involved.
Liquidity risk management (audited)
Overview
The efficient management of liquidity is essential to Barclays Bank PLC in order to retain the confidence of the financial markets and maintain the sustainability of the business. Treasury and Capital Risk have created a framework to manage all liquidity risk exposures under both normal and stressed conditions. The framework is designed to maintain liquidity resources that are sufficient in amount, quality and funding tenor profile to remain within the liquidity limits set by the Barclays Bank PLC Board. The Board sets liquidity limits on both internal and regulatory liquidity metrics.
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
The framework established by Treasury and Capital Risk is designed to deliver the appropriate term and structure of funding, consistent with the risk appetite set by the Barclays Bank PLC Board. The control framework incorporates a range of ongoing business management tools to monitor and stress test Barclays Bank PLC's balance sheet and recovery plan, including limit setting. Limit setting and transfer pricing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds. Adherence to limits reduces the likelihood that a liquidity stress event could lead to an inability to meet the Barclays Bank Group’s obligations as they fall due.
The Barclays Bank PLC Board approves the Barclays Bank PLC funding plan, internal stress tests, regulatory stress tests, recovery plan and liquidity risk qualitative statement that supports risk appetite. Barclays Bank PLC’s Treasury Committee is responsible for monitoring and managing liquidity risk in line with Barclays Bank PLC’s funding management objectives, funding plan and risk appetite. The Barclays Group
Treasury and Capital Risk Committee monitors and reviews the liquidity risk profile and control environment, providing second line oversight of the management of liquidity risk. The Barclays Bank PLC Board Risk Committee reviews the risk profile, liquidity risk qualitative statement, and Board-approved liquidity limits at least annually and the impact of stress scenarios on Barclays Bank PLC’s funding plan/
forecast in order to agree risk appetite in line with Barclays Bank PLC’s projected funding abilities.
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

Barclays Bank PLC 2024 Annual Report on Form 20-F	69
Risk review
Principal risk management
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
For the relevant Barclays Bank Group subsidiaries, local management assures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees (or equivalents) with oversight by the Barclays Bank PLC Treasury
Committee and the Barclays Group Treasury Committee, as required. In 2024, Barclays complied with all regulatory minimum capital requirements. Contingent leverage risk is managed by; i) setting comprehensive leverage (and RWA) targets for each business as part of the
Treasury capital management process, taking into account adherence to early warning indicators and maintain a healthy leverage ratio, and;
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
Interest rate risk in the banking book management (IRRBB)
Overview
Interest rate risk in the banking book is driven by counterparties deposit taking and lending activities, investments in the liquid asset portfolio and funding activities. As per the Barclays Bank Group’s policy to remain within the defined risk appetite, hedging strategies are executed to mitigate the various IRRBB risks that result from these activities. However, the Barclays Bank Group remains susceptible to interest rate risk and other non-traded market risks from the following key sources:
▪Interest rate and repricing risk: the risk that net interest income could be adversely impacted by a change in interest rates, differences in the timing of interest rate changes between assets and liabilities, and other constraints on interest rate changes as per product terms and conditions.
▪Counterparty behavioural risk: the risk that net interest income could be adversely impacted by the discretion that counterparties may have in respect of being able to vary from their contractual obligations with the Barclays Bank Group. This risk is often referred to by industry regulators as ‘embedded option risk’.
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

Barclays Bank PLC 2024 Annual Report on Form 20-F	70
Risk review
Principal risk management
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
The Operational Risk function acts in a second line of defence capacity and is responsible for defining and overseeing the implementation of the framework and monitoring Barclays Bank Group’s operational risk profile, including risk-based review and challenge. The Operational
Risk function alerts management when risk levels exceed acceptable tolerance in order to drive timely decision-making and actions by the first line of defence.
Operational risk categories
Operational risks are grouped into risk categories to support effective risk management, measurement and reporting. These comprise:
Change Delivery Management Risk; Data & Records Management Risk; Financial Reporting Risk; Fraud Risk; Information Security Risk;
Operational Recovery Planning Risk; Payments Process Risk; People Risk; Premises Risk; Physical Security Risk; Risk Reporting; Supplier Risk;
Tax Risk; Technology Risk; and Transaction Operations Risk.
In addition to the above, operational risk encompasses the risk associated with compliance with Group Resolution Planning Prudential regulatory requirements.
For definitions of the Barclays Bank Group’s Operational Risk Categories and Connected Risks, refer to the Barclays PLC Pillar 3 Report 2024.

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
Since models are imperfect and incomplete representations of reality, they may be subject to uncertainty, errors and inappropriate use affecting the accuracy of their output. This can result in inappropriate business decisions being made, financial loss, regulatory risk, reputational risk and/or inadequate capital reporting. Models may also be misused, for instance applied to products that they were not intended for, or not adjusted, where fundamental changes to their environment would justify re-evaluating their core assumptions.
Robust model risk management is crucial in assessing and managing model risk. Strong model risk culture, appropriate technological environment, and adequate focus on understanding and resolving model limitations are crucial components.
Organisation, roles and responsibilities
Model Risk is a principal risk within the ERMF and is centrally governed by the Model Risk Management ("MRM") function. MRM is an independent function responsible for establishing and maintaining the framework and the model inventory needed to assess, manage, and report model risk. The Global Head of MRM reports directly to the Group Chief Risk Officer.
MRM establishes model risk policy and standards, sets out and monitors model risk appetite, validates and approves models, reports on model risk, operates the controls that govern models and maintains the inventory of all models used by the Group globally.
MRM operates the Group Model Risk Committee (GMRC), the purpose of which is to review and monitor the Model Risk profile and control environment across the Model Risk portfolio and assess the exposure against the approved appetite and associated tolerances. The GMRC escalates to the Group Risk Committee (GRC).
MRM also operates the Model Risk Horizontal Control Forum (MR HCF) that oversees the consistent and effective implementation of the
Barclays control framework within Model Risk. The MR HCF escalates to the Group Controls Committee.
MRM reports on the model risk profile to the Group Board Risk Committee, the Group Risk Committee, key Barclays Legal Entity risk and control committees and forums and Model Ownership Area (MOA) committees; the latter may be established by the business or functions.
These committees consider Model Risk matters relevant to them and escalate as required in compliance with internal applicable governance policies.
In addition, an independent Model Strategy and Oversight (MSO) Team provides oversight of strategic modelling decisions of material models, in particular ensuring compliance with regulations and relevant technical standards, following a risk-based approach focusing on material modelling issues, including:
•Ensures a comprehensive / consistent approach taken across the bank to deliver material models requirements.

Barclays Bank PLC 2024 Annual Report on Form 20-F	71
Risk review
Principal risk management
•Provides challenge to modelling decisions taken by Model Owners and Developers.
•Establishes, maintains, and runs the requisite forum (i.e. Group Model Management Steering Committee) to facilitate Senior Management oversight of the strategic approach taken for the development/re-development of material models and of key model aspects of associated rating systems within Barclays.
As per the ERMF, the first line of defence (1LOD) is comprised of all employees engaged in the revenue generating and client facing areas of the firm as well as all associated support functions, including Finance, Treasury, Technology and Operations, Human Resources, and
Administration. Employees of risk and compliance are the second line of defence (2LOD).
The 1LOD for Model Risk is represented by 1LOD areas developing, using and owning models. 2LOD areas develop, use or employ models as well. In such cases, these 2LOD areas will be subject to independent oversight from MRM and within the MRM framework are considered as 1LOD. MRM is the 2LOD for Model Risk.

Compliance risk management
The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Barclays Bank Group's products and services, (Compliance Risk), and the risk to Barclays, its clients, customers or markets from a failure to comply with the Laws, Rules and Regulations (LRR) applicable to the firm.

Overview
Compliance Risk incorporates market integrity, customer protection, financial crime, product design and review and the newly created LRR risk. Barclays acts at all times to operate its business in full accordance with all applicable laws, rules and regulations, and to deliver good outcomes for/avoid harm to customers, clients and markets. Barclays will act in good faith; avoid causing foreseeable harm and enable and support customers to pursue their financial objectives.
Organisation, roles and responsibilities
The Compliance Risk Management Framework (CRMF) outlines how the Barclays Bank Group manages and measures its Compliance Risk profile. The Barclays Group Chief Compliance Officer is accountable for developing, maintaining and overseeing the CRMF. The Barclays
Bank Group Chief Compliance Officer is responsible for providing effective oversight, management and escalation of Compliance Risk in line with the CRMF. This includes overseeing the development and maintenance of the relevant Compliance Risk policies and standards and monitoring and reporting on the consistent application and effectiveness of the implementation of controls to manage Compliance Risk. It is the responsibility of the first line of defence to establish Compliance controls to manage its performance and assess conformance to these policies and controls. The responsibility for LRR Risk Management sits across various functions and business units, including Legal, Chief
Controls Office, Risk and Compliance.
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
The Reputation Risk Management Framework (RRMF) comprises a number of elements that allow the Barclays Bank Group to manage and measure its reputation risk profile. The RRMF sets out what is required to manage reputation risk across the Barclays Bank Group, including escalations to the Group Reputation Risk Committee, as required.

Barclays Bank PLC 2024 Annual Report on Form 20-F	72
Risk review
Principal risk management
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

Overview
In conjunction with the Barclays Control Framework, the Group wide Legal Risk Management Framework (LRMF), which applies to Barclays
Bank PLC, comprises a number of integrated components that details how the Group identifies, manages and measures its legal risk profile.
The multitude of laws and regulations across the globe are highly dynamic and their application to particular circumstances is often unclear resulting in a high level of inherent legal risk. The LRMF seeks to mitigate legal risk through the implementation of Group wide legal risk policies requiring the engagement of legal professionals to provide legal advice in situations that have the potential for legal risk, identification and management of legal risks by those legal professionals, and escalation of legal risk as necessary. Legal risk is also mitigated by the requirements of the Compliance Risk Management Framework, including the responsibility of legal professionals to proactively identify, communicate and provide legal advice on applicable laws, rules and regulations. Notwithstanding these mitigating actions, Barclays Bank Group operates with a level of residual legal risk, for which the Barclays Bank Group has limited tolerance.
Organisation, roles and responsibilities
The Barclays Bank Group’s businesses and functions have responsibility for identifying and escalating legal risk to the Legal Function, as well as responsibility for adherence to control requirements.
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
The Barclays Group General Counsel is responsible for developing and maintaining the Barclays Group wide LRMF. This includes defining the relevant legal risk policies, and producing the Barclays Group wide qualitative statement for legal risk as part of the Barclays' risk appetite statement. The legal entity General Counsels are responsible for the adoption and implementation of the legal risk policies in the respective legal entity.
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

Financial crime risk management
The risk that the Barclays Bank Group and its associated persons (employees or third parties) commit or facilitate financial crime, and/or
Barclays products and services are used to facilitate financial crime. Financial Crime undermines market integrity and may result in: Harm to clients, customers, counterparties or employees; diminished confidence in financial products and services; damage to Barclays reputation; regulatory breaches; and/or financial penalties.

Overview
Financial Crime risk incorporates anti-bribery and corruption, anti-money laundering, anti-tax evasion facilitation and sanctions risks.
The Barclays Bank Group has no appetite to operate its business other than in full accordance with all applicable laws, rules and regulations, in order to deliver good outcomes for / avoid harm to customers, clients and markets. The Barclays Bank Group will enable and support clients and customers to safely pursue their financial objectives and avoid causing negative impacts to the same through regulatory or legislative breaches, including potential or foreseeable harm, caused by financial crime.
The Barclays Bank Group strives to prevent exposure to, detect and/or disrupt financial crime through the execution of its end to end control framework.
Organisation, roles and responsibilities
The Financial Crime Risk Management Framework (FCRMF) outlines how the Barclays Bank Group manages and measures its Financial
Crime risk profile. The Group Chief Compliance Officer is accountable for developing, maintaining and overseeing the FCRMF. The Legal
Entity Money Laundering Reporting Officers are responsible for providing effective oversight, management and escalation of financial crime risk in line with the FCRMF at the Entity and Subsidiary level. This includes defining and owning the relevant financial crime risk policies which detail the control objectives, principles and other core requirements for the activities of the Group. It is the responsibility of the first

Barclays Bank PLC 2024 Annual Report on Form 20-F	73
Risk review
Principal risk management
line of defence to establish financial crime related controls to manage its performance and assess conformance to these policies and controls. The responsibility for LRR risk management sits across various functions and business units, including Legal, Chief Controls Office,
Risk and Compliance.
Senior managers are accountable within their areas of responsibility for owning and managing financial crime risk in accordance with the
FCRMF, as defined within their regulatory Statement of Responsibilities.
Financial Crime Compliance as an independent second line function oversees that financial crime risks are effectively identified, managed, monitored and escalated, and has a key role in helping Barclays achieve the right conduct outcomes and evolve a compliance-focused culture.
The governance of financial crime risk within the Barclays Bank Group is fulfilled through management committees and forums operated by the first and second lines of defence with clear escalation and reporting lines to the Board. The Barclays Group and Barclays Bank PLC Risk
Committee provides oversight of the Financial Crime Risk Profile. The risk committees’ responsibilities include the identification and discussion of any emerging financial crime risk exposures in the Barclays Group and Barclays Bank Group.

Barclays Bank PLC 2024 Annual Report on Form 20-F	74
Risk review
Risk performance

Summary of Contents		Page
This section provides an analysis of carbon related assets to assess climate risk performance.	•Carbon-related assets	75
	•Elevated risk factors	75
	•Carbon-related assets (Incl. sub-sector breakdown)	76
	•Carbon-related sectors in wholesale credit (Dealogic Industry Classification)	78
Credit risk represents a significant risk to the Barclays Bank Group and mainly arises from exposure to loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.	•Credit risk overview and summary of performance	79
	•Maximum exposure and effects of netting, collateral and risk transfer	80

This section outlines the expected credit loss allowances, the movements in allowances during the period, material management adjustments to model output and measurement uncertainty and sensitivity analysis.	•Expected credit losses	82
	–Loans and advances at amortised cost by product	82
	–Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees	83
	–Stage 2 decomposition	90
	–Stage 3 decomposition	91
	•Management adjustments to models for impairment	91
	•Climate risk ECL assessment	92
	•Measurement uncertainty and sensitivity analysis	93
The Barclays Bank Group reviews and monitors risk concentrations in a variety of ways. This section outlines performance against key concentration risks.	•Analysis of the concentration of credit risk	103
	–Credit risk concentration by Industry and Geography	103
	•Approach to management and representation of credit quality	104
	–Asset credit quality	104
	–Debt securities	104
	–Balance sheet credit quality	104
	•Credit exposures by internal PD (probability of default) grade	106
Credit risk monitors exposure performance across a range of significant portfolios.	•Analysis of specific portfolios and asset types	111
	–Retail Credit Cards and Retail Other	111
This section provides an analysis of credit risk on assets held for sale	•Assets held for sale	112

Barclays Bank PLC 2024 Annual Report on Form 20-F	75
Risk review
Risk performance
Climate risk performance
Carbon-related assets
According to TCFD, certain industry segments are more likely to be financially impacted than others due to their exposure to certain transition and physical risk factors for example, greenhouse gas (GHG) emissions, weather events like storms and hurricanes and dependencies on stable weather conditions for their operations and products. These non-financial industries are grouped into four key areas: Energy; Transportation; Materials and Buildings; and Agriculture, Food, and Forest Products. Barclays’ exposures to the industries within these groups are reported as carbon-related assets and can be found in the table on the following page.
Elevated risk sectors
Barclays has assessed the physical and transition risks associated with Corporate and Financials sectors to identify and categorise industry segments/activities with heightened climate risks as elevated sectors. In each sector there are a range of vulnerabilities; whilst Barclays distinguish elevated activities within high-level sectors, not all our clients in sectors classified as elevated will have high carbon intensity or physical risk vulnerability.
Residential Real Estate exposures are also included in this table. Barclays recognizes the BUK Mortgages book as an elevated climate risk portfolio, although it is not an economic sector. On that basis they have been included in the table.

Barclays Bank PLC 2024 Annual Report on Form 20-F	76
Risk review
Risk performance
Climate risk performance

Carbon-related assets (Incl. sub-sector breakdown)[1,2]
	2024
	£m
	Physical risk[3]	Transition risk[3]	Loans & advances[4]	Loan commitments[5]	Total	of which: Elevated
Agriculture, Food and Forest Products (including logging)			112	113	225	191
Agriculture	✓	✓	112	113	225	191
Energy & Waters			2,821	17,006	19,827	19,661
Power Utilities	✓	✓	2,264	15,399	17,663	17,663
Metals (waste & recycling)			62	104	166	—
Water Utilities	✓		495	1,503	1,998	1,998
Manufacturing			5,119	30,398	35,517	12,198
Automotive		✓	660	4,456	5,116	4,772
Cements		✓	29	302	331	332
Chemicals		✓	364	3,724	4,088	3,730
Food, Bev and Tobacco		✓	881	5,897	6,778	800
Manufacturing - Others		✓	2,488	13,284	15,772	637
Metals		✓	266	381	647	262
Oil and Gas (refining)	✓	✓	79	1,447	1,526	1,525
Packaging Manufacturers: Metal, Glass and Plastics			133	242	375	—
Paper and Forest Products (excluding logging)			205	539	744	—
Steel		✓	14	126	140	140
Materials and Building			15,733	12,117	27,850	937
Construction and Materials	✓		1,313	1,130	2,443	937
Real Estate Management and Development			14,420	10,987	25,407	—
Mining and Quarrying			1,436	7,543	8,979	8,918
Mining (incl diversified miners)[6]	✓	✓	259	1,610	1,869	1,809
Oil and Gas (extraction)	✓	✓	1,138	5,926	7,064	7,064
Transport & storage			1,493	7,451	8,944	6,584
Aviation	✓	✓	230	2,345	2,575	2,472
Oil and Gas (midstream)	✓	✓	163	2,566	2,729	2,729
Other Transport Services			575	1,301	1,876	—
Ports	✓		87	87	174	174
Road Haulage		✓	312	451	763	382
Shipping		✓	126	701	827	827
Wholesale and retail distribution and leisure			2,134	5,473	7,607	4,123
Oil and Gas (wholesale)		✓	882	1,337	2,219	1,880
Others		✓	1,252	4,136	5,388	2,243
Other Financial Institutions			380	469	849	—
Real Estate Management and Development (REITs)			380	469	849	—
Home Loans			4,956	18	4,974	—
Residential Real Estate			4,956	18	4,974	—
Carbon-related Assets/ Elevated Risk Sector Grand Total			34,184	80,588	114,772	52,612
Total Loans & advances and Loan commitments			195,054	338,427	533,481	533,481
Carbon-related assets / Total Loans & advances and Loan commitments (%)			18	24	22	10
Sub-total of sectors spanning in multiple industries
Oil & Gas			2,262	11,276	13,538	13,198

Barclays Bank PLC 2024 Annual Report on Form 20-F	77
Risk review
Risk performance
Climate risk performance

	2023
	£m
	Physical risk[3]	Transition risk[3]	Loans & advances[4]	Loan commitments[5]	Total	Of which: Elevated	% Change
Agriculture, Food and Forest Products (including logging)			79	114	193	169	17
Agriculture	✓	✓	79	114	193	169
Energy & Waters			3,475	16,297	19,772	19,618	—
Power Utilities	✓	✓	2,767	14,722	17,489	17,489
Metals (waste & recycling)			65	89	154	—
Water Utilities	✓		643	1,486	2,129	2,129
Manufacturing			5,583	31,401	36,984	13,860	(4)
Automotive		✓	848	5,688	6,536	6,106
Cements		✓	154	380	534	534
Chemicals		✓	352	3,941	4,293	3,914
Food, Bev and Tobacco		✓	906	5,694	6,600	782
Manufacturing - Others		✓	2,800	12,696	15,496	711
Metals		✓	142	403	545	158
Oil and Gas (refining)	✓	✓	59	1,411	1,470	1,470
Packaging Manufacturers: Metal, Glass and Plastics			110	302	412	—
Paper and Forest Products (excluding logging)			171	742	913	—
Steel		✓	41	144	185	185
Materials and Building			15,367	10,345	25,712	1,067	8
Construction and Materials	✓		1,569	1,128	2,697	1,067
Real Estate Management and Development			13,798	9,217	23,015	—
Mining and Quarrying			1,708	8,369	10,077	10,075	(11)
Mining (incl diversified miners)[6]	✓	✓	217	1,704	1,921	1,919
Oil and Gas (extraction)	✓	✓	1,491	6,665	8,156	8,156
Transport & storage			1,524	7,080	8,604	6,382	4
Aviation	✓	✓	259	2,348	2,607	2,499
Oil and Gas (midstream)	✓	✓	328	2,187	2,515	2,515
Other Transport Services			533	1,246	1,779	—
Ports	✓		75	123	198	198
Road Haulage		✓	228	382	610	274
Shipping		✓	101	794	895	896
Wholesale and retail distribution and leisure			1,735	7,004	8,739	4,360	(13)
Oil and Gas (wholesale)		✓	365	2,137	2,502	2,097
Others		✓	1,370	4,867	6,237	2,263
Other Financial Institutions			515	1,726	2,241	—
Real Estate Management and Development (REITs)			515	1,726	2,241	—
Home Loans			8,002	42	8,044	—	(38)
Residential Real Estate			8,002	42	8,044	—
Carbon-related Assets/ Elevated Risk Sector Grand Total			37,988	82,378	120,366	55,531	(5)
Total Loans & advances and Loan commitments			185,247	322,732	507,979	507,979	5
Carbon-related assets / Total Loans & advances and Loan commitments (%)			21	26	24	11
Sub-total of sectors spanning in multiple industries
Oil & Gas			2,243	12,400	14,643	14,238	(8)
Notes
1.The scope of elevated risk sector mapping has been revised based on our periodic assessment of climate risk sectors, resulting in activities such as renewable energy within Power Utilities, Water Utilities, Construction and Material, Food and fashion related activities (Others) now classified as elevated risk sectors/carbon related assets. The prior year comparatives have been re-presented to align with the updated sector mapping.
2.As industries decarbonise, sectors will increasingly include both carbon and non-carbon related activities e.g. Power Utilities will also include, in part, their generation capacity from renewable energy sources.
3.Physical risk and Transition risk indicators are added for elevated risk sectors to indicate the drivers of risk. See page 52 for further details.
4.Loans and advances includes debt securities at amortised cost amounting to £50,227m (2023: £39,046m) of which carbon related assets are £1,929m
(2023: £2,950m). These carbon related assets comprises £1,388m (2023: £2,643m) in Material & Buildings, £241m (2023: £nil) in Other Financial
Corporations, £228m (2023: £238m) in Transport and storage, £63m (2023: £69m) in Energy and water and £9m (2023: £nil) in Wholesale and retail distribution and leisure.
5.Loan commitments excludes the fair value exposures of £15,350m (£15,203m)  in 2023.
6.Diversified miners with minority interests in thermal coal mining are included in this category.

Barclays Bank PLC 2024 Annual Report on Form 20-F	78
Risk review
Risk performance
Climate risk performance
Financing
To facilitate greater understanding and transparency of our capital markets financing, we disclose the total capital raised for clients across all sectors using data sourced from Dealogic. We have provided the breakdown of our 2024 and 2023 financing below. We have constructed this table based on the mapping of issuers’ industry assignment in Dealogic data and Barclays’ internal industry taxonomy called Barclays Industry Classification (BIC). Financing volumes are reported on a manager-proceeds basis including bonds, equities, loans and securitised bonds and no modifications have been made by Barclays. This data represents a third party view of our financing and is subject to Dealogic’s league table methodology, which pro-rates volume across lead-managers. We are presenting the data in this format to support transparency and comparability but it should be noted that this data is subject to further analysis and methodological enhancements, before it is included in BlueTrack™.

Carbon-related sectors in wholesale credit (Dealogic Industry Classification) [1,2,3]
	2024	Of which: Elevated	2023	Of which: Elevated
	£m		£m		% Change
Agriculture, Food and Forest Products	95	95	—	—	—%
Agriculture	95	95	—	—
Energy & Waters	28,979	28,979	22,920	22,920	26%
Power Utilities	27,868	27,868	21,967	21,967
Water Utilities	1,111	1,111	953	953
Manufacturing	31,901	10,973	29,702	12,398	7%
Automotive	5,347	5,347	6,948	6,861
Cements	344	344	278	278
Chemicals	4,146	3,894	2,903	2,685
Food, Bev and Tobacco	7,591	115	6,845	460
Manufacturing - Others	10,618	49	10,277	198
Metals	1,280	623	298	55
Oil and Gas (refining)	601	601	1,225	1,225
Packaging Manufacturers: Metal, Glass and Plastics	1,056	—	223	—
Paper and Forest Products (excluding logging)	918	—	69	—
Steel	—	—	636	636
Materials and Building	6,190	731	3,853	686	61%
Construction and Materials	810	731	770	686
Real Estate Management and Development	5,380	—	3,083	—
Mining and Quarrying	6,290	6,244	3,080	3,080
Mining (Incl. diversified miners)[3]	585	539	783	783
Oil and Gas (extraction)	5,705	5,705	2,297	2,297
Transport & storage	17,190	15,182	8,082	6,774
Aviation	4,292	4,292	1,821	1,653
Oil and Gas (midstream)	10,076	10,076	4,255	4,255
Other Transport Services	1,620	—	957	—
Ports	64	64	—	—
Road Haulage	633	245	207	24
Shipping	505	505	842	842
Wholesale and retail distribution and leisure	4,160	1,066	3,605	1,063	15%
Oil and Gas (wholesale)	235	100	539	466
Others	3,925	966	3,066	597
Other Financial Institutions	1,774	—	760	—
Real Estate Management and Development (REITs)	1,774	—	760	—
Carbon-related Assets Grand Total	96,579	63,270	72,002	46,921	34%
Capital Market Financing Total	415,433		308,034		35%
Financing to Carbon-related Sector over Total Capital Market Financing (%)	23%		23%
Sub-total of sectors spanning in multiple industries
Oil and Gas	16,617	16,482	8,316	8,243
Notes
1The scope of elevated risk sector mapping has been revised based on our periodic assessment of climate risk sectors, resulting in activities such as renewable energy within Power Utilities, Water Utilities, Construction and Material, Food and fashion related activities (Others) now classified as elevated risk sectors/carbon related assets. The prior year comparatives have been re-presented to align with the updated sector mapping.
2As industries decarbonise, sectors will increasingly include both carbon and non-carbon related activities e.g. the clients present within the sector exposure reported under Power Utilities will also have part of their generation capacity from renewable energy sources, which represents a non-carbon related activity.
3Diversified miners with minority interests in thermal coal mining are included in this category.

Barclays Bank PLC 2024 Annual Report on Form 20-F	79
Risk review
Risk performance
Credit risk performance
All disclosures in this section pages 79 to 115, are unaudited unless otherwise stated.
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
Credit risk disclosures are materially aligned to the recommendations of the Taskforce on Disclosures about Expected Credit Losses (DECL).
Assets held for sale: A separate section has been included within credit risk disclosures to reflect portfolios which were classified as assets held for sale. These include a co-branded card portfolio and the German consumer finance business.
Summary of performance in the year
Gross exposure: Gross loans and advances at amortised cost to customers and banks have increased to £198bn (2023: £189bn), driven by
£11bn increase in debt securities on account of Treasury investments and £5.8bn net increased lending in corporate loans, partially offset by £(6.3)bn reclassification of a co-branded card portfolio to assets held for sale and £(3.2)bn sale of Italian mortgages business.
Maximum exposure: The Barclays Bank Group’s net exposure to credit risk has increased to £909bn (2023: £894bn), primarily driven by
£11bn increase in debt securities issued by governments, £10bn cash collateral and settlement balances, £2bn derivative financial instruments partially offset by decrease of £(9)bn in cash held at central banks. Overall, the extent to which the mitigation is held against total exposure has increased to 40% (2023: 38%).
Credit quality: Delinquencies have remained broadly stable with an anticipated increase in US cards. A range of activities are in place to protect our existing defensive positioning against macroeconomic headwinds. The Corporate loans portfolio benefited from high-quality exposure and credit protection. Further analysis on the credit quality of assets is presented in the approach to management and representation of credit quality section.
Stage decomposition: A net decrease of £1.5bn is observed in Stage 2 gross exposure driven by the reclassification of a co-branded card portfolio to assets held for sale and stage migration in corporate loans. Stage 3 balances increased to £3.9bn (2023: £3.8bn) driven by stage migration in corporate loans and US cards partially offset by sale of Italian mortgage business. Refer pages 90 to 91 for further details.
Scenario: The economy is gradually recovering and is further stimulated as restrictive monetary policy continues loosening. For Q424, macroeconomic scenarios have been refreshed and are designed around a broad range of economic outcomes. The Downside 2 (DS2)
scenario has been broadly aligned to Barclays 2024 Internal Stress Test (IST24) which includes climate drivers. Refer to the Barclays resilience to climate scenarios on page 27 for further details.
ECL: Impairment allowances on loans and advances at amortised cost including off-balance sheet have decreased to £3,860m (2023:
£4,514m) primarily driven by  sale of Italian mortgage business and the reclassification of a co-branded card portfolio to assets held for sale.
As a result, on balance sheet coverage has decreased 40 bps to 1.7% (2023: 2.1%).
Charge: Credit impairment charges were £1,617m (2023: £1,578m), driven by the anticipated higher delinquencies in US cards partially offset by the impact of credit risk management actions and methodology enhancements.
Management adjustments: Economic uncertainty adjustments have decreased to £nil (2023: £16m). The reduction is informed by the retirement of the adjustment linked to expected downside uncertainties on European Corporates. Refer to the Management adjustment to models for impairment section on pages 91 to 92 for further details.
Climate: Barclays Bank Group has performed a credit risk assessment of physical and transition risk due to climate change through a combination of a scenario approach and targeted reviews on specific portfolios identified as more susceptible to climate risk. As further enhancements during the year,  the  DS2 scenario has been aligned to the IST24 which is climate aware and for specific portfolios new climate modelling techniques were utilised to assess physical and transition risk due to climate change at customer level.
Further detail can be found in the Financial statements section in Note 8 Credit impairment charges. Description of terminology can be found in the glossary, available at home.barclays/annualreport. Refer to the credit risk management section for details of governance, policies and procedures.

Barclays Bank PLC 2024 Annual Report on Form 20-F	80
Risk review
Risk performance
Credit risk performance
Maximum exposure and effects of netting, collateral and risk transfer
The following tables present a reconciliation between the Barclays Bank Group’s maximum exposure and its net exposure to credit risk, reflecting the financial effects of risk mitigation reducing the Barclays Bank Group’s exposure.
The Barclays Bank Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer. Further detail on the Barclays Bank Group's policies to each of these forms of credit enhancement is presented on pages 66 to 67 of the credit risk management section.
Collateral obtained
Where collateral has been obtained in the event of default, the Barclays Bank Group does not, ordinarily, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Barclays Bank Group as at 31 December
2024, as a result of the enforcement of collateral, was £12m (2023: £6m).

Maximum exposure and effect of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Exposure net of risk mitigation
Barclays Bank Group
As at 31 December 2024	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	180,365	—	—	—	—	180,365
Cash collateral and settlement balances	113,987	—	—	—	—	113,987
Loans and advances at amortised cost:
Retail mortgages	4,956	—	(22)	(4,922)	—	12
Retail credit cards	19,749	—	—	—	—	19,749
Retail other	3,918	—	(1,106)	(2,441)	(33)	338
Corporate loans	116,204	(3,006)	(1,104)	(57,458)	(4,536)	50,100
Total loans and advances at amortised cost	144,827	(3,006)	(2,232)	(64,821)	(4,569)	70,199
Of which credit-impaired (Stage 3):
Retail mortgages	278	—	—	(277)	—	1
Retail credit cards	308	—	—	—	—	308
Retail other	191	—	(21)	(162)	—	8
Corporate loans	1,261	—	(32)	(383)	(87)	759
Total credit-impaired loans and advances at amortised cost	2,038	—	(53)	(822)	(87)	1,076
Debt securities at amortised cost	50,227	—	—	(583)	(40)	49,604
Reverse repurchase agreements and other similar secured lending	3,393	—	—	(3,393)	—	—
Trading portfolio assets:
Debt securities	77,805	—	—	(657)	—	77,148
Traded loans	13,470	—	—	(878)	—	12,592
Total trading portfolio assets	91,275	—	—	(1,535)	—	89,740
Financial assets at fair value through the income statement:
Loans and advances	44,182	—	(17)	(40,401)	—	3,764
Debt securities	2,931	—	—	(182)	—	2,749
Reverse repurchase agreements	141,791	—	(2,429)	(138,924)	—	438
Other financial assets	85	—	—	—	—	85
Total financial assets at fair value through the income statement	188,989	—	(2,446)	(179,507)	—	7,036
Derivative financial instruments	292,356	(230,260)	(28,953)	(12,633)	(5,284)	15,226
Financial assets at fair value through other comprehensive income	51,010	—	—	(1,104)	(102)	49,804
Other assets	665	—	(1)	—	—	664
Assets held for sale	9,544	—	—	—	—	9,544
Total on-balance sheet	1,126,638	(233,266)	(33,632)	(263,576)	(9,995)	586,169

Off-balance sheet:
Contingent liabilities	26,565	—	(2,664)	(441)	(248)	23,212
Loan commitments	353,777	—	(550)	(51,812)	(1,840)	299,575
Total off-balance sheet	380,342	—	(3,214)	(52,253)	(2,088)	322,787

Total	1,506,980	(233,266)	(36,846)	(315,829)	(12,083)	908,956

Barclays Bank PLC 2024 Annual Report on Form 20-F	81
Risk review
Risk performance
Credit risk performance
Off-balance sheet exposures are shown gross of provisions of £420m (2023: £473m). See Note 23 for further details. In addition to the above, Barclays Bank Group holds forward starting reverse repos amounting to £108.6bn (2023: £54.3bn). These balances are fully collateralised. Corporate loans at amortised cost include £0.2bn (2023: £0.3bn) of CBILs and CLBILs supported by UK government guarantees of £0.1bn (2023: £0.2bn) which are included within the Risk transfer column in the table. Reported off-balance sheet loan commitments also include exposures relating to financial assets classified as assets held for sale.

Maximum exposure and effects of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set-off	Cash collateral	Non-cash collateral	Risk transfer	Exposure net of risk mitigation
Barclays Bank Group
As at 31 December 2023	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	189,686	—	—	—	—	189,686
Cash collateral and settlement balances	103,708	—	—	—	—	103,708
Loans and advances at amortised cost:
Retail mortgages	8,002	—	(13)	(7,976)	—	13
Retail credit cards	24,511	—	—	—	—	24,511
Retail other	3,366	—	(1,007)	(2,024)	(39)	296
Corporate loans	110,322	(3,876)	(1,111)	(51,105)	(5,222)	49,008
Total loans and advances at amortised cost	146,201	(3,876)	(2,131)	(61,105)	(5,261)	73,828
Of which credit-impaired (Stage 3):
Retail mortgages	395	—	—	(393)	—	2
Retail credit cards	296	—	—	—	—	296
Retail other	273	—	(23)	(245)	—	5
Corporate loans	887	—	(4)	(601)	(128)	154
Total credit-impaired loans and advances at amortised cost	1,851	—	(27)	(1,239)	(128)	457
Debt securities at amortised cost	39,046	—	—	(956)	(79)	38,011
Reverse repurchase agreements and other similar secured lending	1,103	—	—	(1,103)	—	—
Trading portfolio assets:
Debt securities	75,459	—	—	(521)	—	74,938
Traded loans	12,653	—	—	(189)	—	12,464
Total trading portfolio assets	88,112	—	—	(710)	—	87,402
Financial assets at fair value through the income statement:
Loans and advances	46,541	—	(47)	(39,998)	(4)	6,492
Debt securities	2,545	—	—	(221)	—	2,324
Reverse repurchase agreements	149,131	—	(3,416)	(145,292)	—	423
Other financial assets	81	—	—	—	—	81
Total financial assets at fair value through the income statement	198,298	—	(3,463)	(185,511)	(4)	9,320
Derivative financial instruments	256,111	(198,633)	(29,944)	(9,983)	(3,791)	13,760
Financial assets at fair value through other comprehensive income	51,421	—	—	(362)	(134)	50,925
Other assets	2,068	—	(1)	—	—	2,067
Assets held for sale	3,855	—	—	—	—	3,855
Total on-balance sheet	1,079,609	(202,509)	(35,539)	(259,730)	(9,269)	572,562

Off-balance sheet:
Contingent liabilities	26,829	—	(2,225)	(358)	(283)	23,963
Loan commitments	337,935	—	(1,486)	(37,596)	(1,709)	297,144
Total off-balance sheet	364,764	—	(3,711)	(37,954)	(1,992)	321,107

Total	1,444,373	(202,509)	(39,250)	(297,684)	(11,261)	893,669

Barclays Bank PLC 2024 Annual Report on Form 20-F	82
Risk review
Risk performance
Credit risk performance
Expected credit losses
Loans and advances at amortised cost by product
Total loans and advances at amortised cost in the credit risk performance section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a product breakdown by stages of loans and advances at amortised cost and the impairment allowance. Also included are stage allocation of debt securities by gross exposure, impairment allowance and coverage ratio.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For corporate portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

Barclays Bank Group (audited)		Stage 2
As at 31 December 2024	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[1]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	4,537	9	—	141	150	310	4,997
Retail credit cards	17,629	2,449	256	248	2,953	1,724	22,306
Retail other	3,329	177	157	70	404	216	3,949
Corporate loans	107,194	7,944	137	66	8,147	1,654	116,995
Total loans and advances at amortised cost	132,689	10,579	550	525	11,654	3,904	148,247
Debt securities at amortised cost	47,077	3,170	—	—	3,170	—	50,247
Total loans and advances at amortised cost including debt securities	179,766	13,749	550	525	14,824	3,904	198,494

Impairment allowance
Retail mortgages	8	1	—	—	1	32	41
Retail credit cards	334	552	105	150	807	1,416	2,557
Retail other	5	1	—	—	1	25	31
Corporate loans	144	240	6	8	254	393	791
Total loans and advances at amortised cost	491	794	111	158	1,063	1,866	3,420
Debt securities at amortised cost	9	11	—	—	11	—	20
Total loans and advances at amortised cost including debt securities	500	805	111	158	1,074	1,866	3,440

Net exposure
Retail mortgages	4,529	8	—	141	149	278	4,956
Retail credit cards	17,295	1,897	151	98	2,146	308	19,749
Retail other	3,324	176	157	70	403	191	3,918
Corporate loans	107,050	7,704	131	58	7,893	1,261	116,204
Total loans and advances at amortised cost	132,198	9,785	439	367	10,591	2,038	144,827
Debt securities at amortised cost	47,068	3,159	—	—	3,159	—	50,227
Total loans and advances at amortised cost including debt securities	179,266	12,944	439	367	13,750	2,038	195,054

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	0.2	11.1	—	—	0.7	10.3	0.8
Retail credit cards	1.9	22.5	41.0	60.5	27.3	82.1	11.5
Retail other	0.2	0.6	—	—	0.2	11.6	0.8
Corporate loans	0.1	3.0	4.4	12.1	3.1	23.8	0.7
Total loans and advances at amortised cost	0.4	7.5	20.2	30.1	9.1	47.8	2.3
Debt securities at amortised cost	—	0.3	—	—	0.3	—	—
Total loans and advances at amortised cost including debt securities	0.3	5.9	20.2	30.1	7.2	47.8	1.7
Note
1Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of
£169.6bn and an impairment allowance of £150m. This comprises £17m impairment allowance on £168.3bn Stage 1 exposure, £7m on £1.1bn Stage
2 exposure and £126m on £130m Stage 3 exposure. Loan commitments and financial guarantee contracts have total impairment allowance of £420m.

Barclays Bank PLC 2024 Annual Report on Form 20-F	83
Risk review
Risk performance
Credit risk performance

Barclays Bank Group (audited)		Stage 2
As at 31 December 2023	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[1]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	7,257	342	14	33	389	716	8,362
Retail credit cards	22,315	2,818	339	293	3,450	1,522	27,287
Retail other	2,734	210	71	88	369	308	3,411
Corporate loans	100,956	8,642	166	159	8,967	1,235	111,158
Total loans and advances at amortised cost	133,262	12,012	590	573	13,175	3,781	150,218
Debt securities at amortised cost	35,321	3,749	—	—	3,749	—	39,070
Total loans and advances at amortised cost including debt securities	168,583	15,761	590	573	16,924	3,781	189,288

Impairment allowance
Retail mortgages	11	23	3	2	28	321	360
Retail credit cards	412	805	145	188	1,138	1,226	2,776
Retail other	8	2	0	0	2	35	45
Corporate loans	179	295	7	7	309	348	836
Total loans and advances at amortised cost	610	1,125	155	197	1,477	1,930	4,017
Debt securities at amortised cost	7	17	—	—	17	—	24
Total loans and advances at amortised cost including debt securities	617	1,142	155	197	1,494	1,930	4,041

Net exposure
Retail mortgages	7,246	319	11	31	361	395	8,002
Retail credit cards	21,903	2,013	194	105	2,312	296	24,511
Retail other	2,726	208	71	88	367	273	3,366
Corporate loans	100,777	8,347	159	152	8,658	887	110,322
Total loans and advances at amortised cost	132,652	10,887	435	376	11,698	1,851	146,201
Debt securities at amortised cost	35,314	3,732	—	—	3,732	—	39,046
Total loans and advances at amortised cost including debt securities	167,966	14,619	435	376	15,430	1,851	185,247

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	0.2	6.7	21.4	6.1	7.2	44.8	4.3
Retail credit cards	1.8	28.6	42.8	64.2	33.0	80.6	10.2
Retail other	0.3	1.0	0.0	0.0	0.5	11.4	1.3
Corporate loans	0.2	3.4	4.2	4.4	3.4	28.2	0.8
Total loans and advances at amortised cost	0.5	9.4	26.3	34.4	11.2	51.0	2.7
Debt securities at amortised cost	—	0.5	—	—	0.5	—	0.1
Total loans and advances at amortised cost including debt securities	0.4	7.2	26.3	34.4	8.8	51.0	2.1
Note
1Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of
£158.8bn and an impairment allowance of £145m. This comprises £14m impairment allowance on £158.5bn Stage 1 exposure, £1m on £0.2bn Stage
2 exposure and £130m on £136m Stage 3 exposure. Loan commitments and financial guarantee contracts have total impairment allowance of £473m.
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees
(audited)
The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance.
Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. 'Net drawdowns, repayments, net-remeasurement and movements due to exposure and risk parameter changes' includes additional drawdowns and partial repayments from existing facilities. Additionally, the below tables do not include other financial assets subject to impairment such as debt securities at amortised cost, reverse repurchase agreements and other similar secured lending, cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.
The movements are measured over a 12-month period.

Barclays Bank PLC 2024 Annual Report on Form 20-F	84
Risk review
Risk performance
Credit risk

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2024	7,257	11	389	28	716	321	8,362	360
Transfers from Stage 1 to Stage 2	(231)	—	231	—	—	—	—	—
Transfers from Stage 2 to Stage 1	91	3	(91)	(3)	—	—	—	—
Transfers to Stage 3	(82)	—	(30)	(3)	112	3	—	—
Transfers from Stage 3	19	1	11	—	(30)	(1)	—	—
Business activity in the year	632	1	—	—	2	—	634	1
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	197	(2)	(2)	9	69	40	264	47
Final repayments	(893)	(1)	(45)	(1)	(86)	(3)	(1,024)	(5)
Disposals[1]	(2,453)	(5)	(313)	(29)	(461)	(316)	(3,227)	(350)
Write-offs	—	—	—	—	(12)	(12)	(12)	(12)
As at 31 December 2024	4,537	8	150	1	310	32	4,997	41

Retail credit cards
As at 1 January 2024	22,315	412	3,450	1,138	1,522	1,226	27,287	2,776
Transfers from Stage 1 to Stage 2	(1,503)	(51)	1,503	51	—	—	—	—
Transfers from Stage 2 to Stage 1	1,170	321	(1,170)	(321)	—	—	—	—
Transfers to Stage 3	(616)	(24)	(876)	(390)	1,492	414	—	—
Transfers from Stage 3	10	9	8	5	(18)	(14)	—	—
Business activity in the year	1,508	33	206	59	20	18	1,734	110
Refinements to models used for calculation[2]	—	5	—	2	—	4	—	11
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	1,039	(280)	728	506	(45)	973	1,722	1,199
Final repayments	(108)	(7)	(32)	(13)	(1)	—	(141)	(20)
Transfers to assets held for sale[3]	(5,495)	(64)	(689)	(161)	(57)	(46)	(6,241)	(271)
Disposals[1]	(691)	(20)	(175)	(69)	(249)	(219)	(1,115)	(308)
Write-offs	—	—	—	—	(940)	(940)	(940)	(940)
As at 31 December 2024	17,629	334	2,953	807	1,724	1,416	22,306	2,557

Retail other
As at 1 January 2024	2,734	8	369	2	308	35	3,411	45
Transfers from Stage 1 to Stage 2	(221)	—	221	—	—	—	—	—
Transfers from Stage 2 to Stage 1	86	—	(86)	—	—	—	—	—
Transfers to Stage 3	(148)	—	(53)	—	201	—	—	—
Transfers from Stage 3	82	—	47	—	(129)	—	—	—
Business activity in the year	1,159	1	—	—	—	—	1,159	1
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	1,640	—	36	—	74	13	1,750	13
Final repayments	(2,003)	(4)	(130)	(1)	(224)	(9)	(2,357)	(14)
Disposals	—	—	—	—	—	—	—	—
Write-offs	—	—	—	—	(14)	(14)	(14)	(14)
As at 31 December 2024	3,329	5	404	1	216	25	3,949	31
Notes
1The £3.2bn of gross disposals reported within Retail mortgages relate to sale of the Italian mortgage portfolio. The £1.1bn of  gross disposals reported within Retail credit cards include £0.9bn sale of outstanding US Cards receivables to Blackstone and £0.2bn of other debt sale undertaken during the year.
2Refinements to models used for calculation reported within Retail credit cards include a £11m movement in the calculated ECL for the US Cards portfolio.
These reflect model enhancements made during the year. Barclays Bank Group continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.
3    Transfers to assets held for sale reported within Retail credit cards relate to a co-branded card portfolio within USCB.

Barclays Bank PLC 2024 Annual Report on Form 20-F	85
Risk review
Risk performance
Credit risk

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Corporate loans
As at 1 January 2024	100,956	179	8,967	309	1,235	348	111,158	836
Transfers from Stage 1 to Stage 2	(2,586)	(15)	2,586	15	—	—	—	—
Transfers from Stage 2 to Stage 1	2,098	42	(2,098)	(42)	—	—	—	—
Transfers to Stage 3	(404)	(2)	(392)	(21)	796	23	—	—
Transfers from Stage 3	143	1	23	5	(166)	(6)	—	—
Business activity in the year	28,497	39	811	34	183	19	29,491	92
Refinements to models used for calculation[1]	—	18	—	51	—	—	—	69
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	3,957	(76)	198	—	6	270	4,161	194
Final repayments	(25,406)	(40)	(1,937)	(92)	(142)	(3)	(27,485)	(135)
Transfers to assets held for sale[2]	(49)	(1)	(9)	(3)	(1)	(1)	(59)	(5)
Disposals[3]	(12)	(1)	(2)	(2)	(2)	(2)	(16)	(5)
Write-offs	—	—	—	—	(255)	(255)	(255)	(255)
As at 31 December 2024	107,194	144	8,147	254	1,654	393	116,995	791

Reconciliation of ECL movement to credit impairment charge/(release) for the period	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Retail mortgages	2	2	39	43
Retail credit cards	6	(101)	1,395	1,300
Retail other	(3)	(1)	4	—
Corporate loans	(33)	(50)	303	220
ECL movement excluding assets held for sale, disposals and write-offs[4]	(28)	(150)	1,741	1,563
ECL movement on loan commitments and financial guarantees	(12)	(23)	(18)	(53)
ECL movement on other financial assets	3	6	(4)	5
ECL movement on debt securities at amortised cost	2	(6)	—	(4)
Recoveries and reimbursements[5]	(20)	23	(42)	(39)
ECL charge on assets held for sale[6]				74
Total exchange and other adjustments				71
Total credit impairment charge for the year				1,617
Notes
1Refinements to models used for calculation reported within Corporate loans include a £69m movement in the calculated ECL for the IB portfolio. These reflect model enhancements made during the period. Barclays Bank Group continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring,external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.
2Transfers to assets held for sale reported within Corporate loans relate to a co-branded card portfolio within USCB.
3The £16m of gross disposals reported within Corporate loans relate to debt sales undertaken during the year.
4In 2024, gross write-offs amounted to £1,221m and post write-off recoveries amounted to £28m. Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,193m.
5Recoveries and reimbursements include £11m of reimbursements expected to be received under the arrangement where Barclays Bank Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts of £28m.
6ECL charge on assets held for sale relate to the German consumer finance business.

Barclays Bank PLC 2024 Annual Report on Form 20-F	86
Risk review
Risk performance
Credit risk

Loan commitments and financial guarantees (audited)[1]	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2024	41	—	—	—	1	—	42	—
Net transfers between stages	—	—	—	—	—	—	—	—
Business activity in the year	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(16)	—	—	—	—	—	(16)	—
Limit management and final repayments	(7)	—	—	—	—	—	(7)	—
As at 31 December 2024	18	—	—	—	1	—	19	—

Retail credit cards
As at 1 January 2024	109,634	48	1,767	36	10	1	111,411	85
Net transfers between stages	(1,682)	20	1,675	(20)	7	—	—	—
Business activity in the year	15,489	11	160	3	1	—	15,650	14
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	2,467	(34)	(1,576)	11	(8)	—	883	(23)
Limit management and final repayments	(13,263)	(11)	(378)	(15)	—	—	(13,641)	(26)
As at 31 December 2024	112,645	34	1,648	15	10	1	114,303	50

Retail other
As at 1 January 2024	3,446	5	116	2	29	—	3,591	7
Net transfers between stages	(35)	—	23	—	12	—	—	—
Business activity in the year	741	2	1	—	—	—	742	2
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	621	(2)	(26)	(2)	(7)	—	588	(4)
Limit management and final repayments	(803)	—	(11)	—	(23)	—	(837)	—
As at 31 December 2024	3,970	5	103	—	11	—	4,084	5

Corporate loans
As at 1 January 2024	212,414	114	20,035	225	802	42	233,251	381
Net transfers between stages	1,240	29	(1,519)	(32)	279	3	—	—
Business activity in the year	50,350	33	1,650	30	192	—	52,192	63
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	10,133	(34)	(1,391)	65	(31)	(13)	8,711	18
Limit management and final repayments	(44,572)	(26)	(3,696)	(63)	(288)	(8)	(48,556)	(97)
As at 31 December 2024	229,565	116	15,079	225	954	24	245,598	365
Notes
1 Loan commitments reported also include financial assets classified as held for sale.

Barclays Bank PLC 2024 Annual Report on Form 20-F	87
Risk review
Risk performance
Credit risk

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2023	10,458	12	362	25	978	356	11,798	393
Transfers from Stage 1 to Stage 2	(274)	—	274	—	—	—	—	—
Transfers from Stage 2 to Stage 1	93	6	(93)	(6)	—	—	—	—
Transfers to Stage 3	(84)	—	(57)	(5)	141	5	—	—
Transfers from Stage 3	9	—	28	1	(37)	(1)	—	—
Business activity in the year	339	1	—	—	—	—	339	1
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	(2,518)	(8)	(101)	14	(262)	(21)	(2,881)	(15)
Final repayments	(766)	—	(24)	(1)	(88)	(2)	(878)	(3)
Disposals	—	—	—	—	—	—	—	—
Write-offs	—	—	—	—	(16)	(16)	(16)	(16)
As at 31 December 2023	7,257	11	389	28	716	321	8,362	360

Retail credit cards
As at 1 January 2023	22,669	331	3,880	1,127	1,129	818	27,678	2,276
Transfers from Stage 1 to Stage 2	(1,515)	(42)	1,515	42	—	—	—	—
Transfers from Stage 2 to Stage 1	1,556	374	(1,556)	(374)	—	—	—	—
Transfers to Stage 3	(557)	(23)	(630)	(292)	1,187	315	—	—
Transfers from Stage 3	9	5	6	4	(15)	(9)	—	—
Business activity in the year	1,928	45	231	80	24	20	2,183	145
Refinements to models used for calculation[1]	—	(27)	—	(15)	—	(26)	—	(68)
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	(38)	(228)	479	620	(24)	850	417	1,242
Final repayments	(116)	(8)	(30)	(13)	(2)	(1)	(148)	(22)
Transfers to assets held for Sale[2]	(1,621)	(15)	(445)	(41)	(92)	(68)	(2,158)	(124)
Disposals[3]	—	—	—	—	(27)	(15)	(27)	(15)
Write-offs	—	—	—	—	(658)	(658)	(658)	(658)
As at 31 December 2023	22,315	412	3,450	1,138	1,522	1,226	27,287	2,776

Retail other
As at 1 January 2023	6,915	38	524	29	523	171	7,962	238
Transfers from Stage 1 to Stage 2	(693)	(3)	693	3	—	—	—	—
Transfers from Stage 2 to Stage 1	165	5	(165)	(5)	—	—	—	—
Transfers to Stage 3	(467)	(1)	(53)	(8)	520	9	—	—
Transfers from Stage 3	22	1	4	—	(26)	(1)	—	—
Business activity in the year	4,914	7	24	3	6	4	4,944	14
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	(2,046)	(11)	(70)	13	(136)	1	(2,252)	3
Final repayments	(4,515)	(8)	(300)	(1)	(372)	(11)	(5,187)	(20)
Transfers to assets held for Sale[2]	(1,561)	(20)	(288)	(32)	(84)	(60)	(1,933)	(112)
Disposals[3]	—	—	—	—	(85)	(40)	(85)	(40)
Write-offs	—	—	—	—	(38)	(38)	(38)	(38)
As at 31 December 2023	2,734	8	369	2	308	35	3,411	45
Notes
1Refinements to models used for calculation reported within Retail credit cards include a £43m movement in the calculated ECL for the US Cards portfolio and £(111)m movement in the German consumer finance business. These reflect model enhancements made during the year. Barclays Bank Group continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.
2Transfers to assets held for sale reported within Retail credit cards and Retail other relate to the German Consumer Finance business.
3The £27m of gross disposals reported within Retail credit cards relate to debt sales undertaken during the year. The £85m of gross disposals reported within Retail other include £64m part sale of Wealth portfolio in Italy and £21m relate to debt sales undertaken during the year.

Barclays Bank PLC 2024 Annual Report on Form 20-F	88
Risk review
Risk performance
Credit risk

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Corporate loans
As at 1 January 2023	100,121	304	10,484	275	940	293	111,545	872
Transfers from Stage 1 to Stage 2	(4,546)	(29)	4,546	29	—	—	—	—
Transfers from Stage 2 to Stage 1	3,488	53	(3,488)	(53)	—	—	—	—
Transfers to Stage 3	(329)	(7)	(374)	(16)	703	23	—	—
Transfers from Stage 3	69	1	196	3	(265)	(4)	—	—
Business activity in the year	23,136	36	846	27	39	14	24,021	77
Refinements to models used for calculation[1]	—	(61)	—	174	—	—	—	113
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	2,704	(79)	(753)	(65)	351	316	2,302	172
Final repayments	(23,301)	(36)	(2,376)	(39)	(282)	(52)	(25,959)	(127)
Disposals[2]	(386)	(3)	(114)	(26)	(108)	(99)	(608)	(128)
Write-offs	—	—	—	—	(143)	(143)	(143)	(143)
As at 31 December 2023	100,956	179	8,967	309	1,235	348	111,158	836

Reconciliation of ECL movement to credit impairment (release)/charge for the period	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Retail mortgages	(1)	3	(19)	(17)
Retail credit cards	96	52	1,149	1,297
Retail other	(10)	5	2	(3)
Corporate loans	(122)	60	297	235
ECL movement excluding assets held for sale, disposals and write-offs[3]	(37)	120	1,429	1,512
ECL movement on loan commitments and financial guarantees	(67)	(12)	20	(59)
ECL movement on other financial assets	7	(7)	(7)	(7)
ECL movement on debt securities at amortised cost	(1)	(16)	—	(17)
Recoveries and reimbursements[4]	6	(1)	(46)	(41)
Total exchange and other adjustments				190
Total credit impairment charge for the year				1,578
Notes
1Refinements to models used for calculation reported within Corporate loans include a £93m movement in the calculated ECL for the UKCB and IB portfolios and £20m movement in Barclaycard Payments portfolio. These reflect model enhancements made during the period. Barclays Bank Group continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring,external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.
2The £608m of gross disposals reported within Corporate loans relate to debt sales undertaken during the year.
3In 2023, gross write-offs amounted to £855m and post write-off recoveries amounted to £17m. Net write-offs represent gross write-offs less post write-off recoveries and amounted to £838m.
4Recoveries and reimbursements include £24m of reimbursements expected to be received under the arrangement where Barclays Bank Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts of £17m.

Barclays Bank PLC 2024 Annual Report on Form 20-F	89
Risk review
Risk performance
Credit risk

Loan commitments and financial guarantees (audited)[1]	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross	ECL	Gross	ECL	Gross	ECL	Gross	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2023	61	—	1	—	5	—	67	—
Net transfers between stages	—	—	—	—	—	—	—	—
Business activity in the year	24	—	—	—	—	—	24	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	3	—	—	—	(4)	—	(1)	—
Limit management and final repayments	(47)	—	(1)	—	—	—	(48)	—
As at 31 December 2023	41	—	—	—	1	—	42	—

Retail credit cards
As at 1 January 2023	109,291	41	1,973	45	7	1	111,271	87
Net transfers between stages	(1,432)	31	1,423	(31)	9	—	—	—
Business activity in the year	17,403	12	183	10	1	—	17,587	22
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(4,260)	(29)	(1,365)	37	(7)	—	(5,632)	8
Limit management and final repayments	(11,368)	(7)	(447)	(25)	—	—	(11,815)	(32)
As at 31 December 2023	109,634	48	1,767	36	10	1	111,411	85

Retail other
As at 1 January 2023	4,497	—	79	—	64	—	4,640	—
Net transfers between stages	(125)	—	98	—	27	—	—	—
Business activity in the year	1,260	—	1	—	—	—	1,261	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(828)	5	(29)	2	(50)	—	(907)	7
Limit management and final repayments	(1,358)	—	(33)	—	(12)	—	(1,403)	—
As at 31 December 2023	3,446	5	116	2	29	—	3,591	7

Corporate loans
As at 1 January 2023	205,220	193	23,873	230	812	22	229,905	445
Net transfers between stages	2,371	22	(2,366)	(22)	(5)	—	—	—
Business activity in the year	54,918	27	2,270	43	39	2	57,227	72
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	3,567	(102)	67	20	227	23	3,861	(59)
Limit management and final repayments	(53,662)	(26)	(3,809)	(46)	(271)	(5)	(57,742)	(77)
As at 31 December 2023	212,414	114	20,035	225	802	42	233,251	381
              Note
1Loan commitments reported also include financial assets classified as held for sale.

Barclays Bank PLC 2024 Annual Report on Form 20-F	90
Risk review
Risk performance
Credit risk
Stage 2 decomposition
Stage 2 exposures are predominantly identified using quantitative tests where the lifetime probability of default (PD) has deteriorated more than a pre-determined amount since origination during the year. This is augmented by inclusion of accounts meeting the designated high risk criteria (including watchlist) for the portfolio under the qualitative test.
A small number of other accounts (0.5% of impairment allowance and 1.9% of gross exposure) are included in Stage 2. These accounts are not otherwise identified by the quantitative or qualitative tests but are more than 30 days past due. The percentage triggered by these backstop criteria is a measure of the effectiveness of the Stage 2 criteria in identifying deterioration prior to delinquency. These balances include items in the UK Corporate Bank and Investment Bank for reasons such as outstanding interest and fees rather than principal balances.

Loans and advances at amortised cost[1]
	Gross Exposure				Impairment Allowance
Barclays Bank Group	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2
As at 31 December 2024[2]	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	3	22	125	150	1	—	—	1
Retail credit cards	2,200	744	9	2,953	620	183	4	807
Retail other	14	321	69	404	—	1	—	1
Corporate loans	6,194	1,931	22	8,147	185	68	1	254
Total Stage 2	8,411	3,018	225	11,654	806	252	5	1,063

Loans and advances at amortised cost[1]
	Gross Exposure				Impairment Allowance
Barclays Bank Group	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2
As at 31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	303	53	33	389	24	2	2	28
Retail credit cards	2,399	1,020	31	3,450	750	367	21	1,138
Retail other	8	308	53	369	1	1	—	2
Corporate loans	6,765	2,051	151	8,967	240	65	4	309
Total Stage 2	9,475	3,432	268	13,175	1,015	435	27	1,477
Notes
1Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and impairment allowance have been assigned in order of categories presented.
2Exposures exclude the portfolios which have been classified as assets held for sale.

Barclays Bank PLC 2024 Annual Report on Form 20-F	91
Risk review
Risk performance
Credit risk
Stage 3 decomposition
Stage 3 is comprised of exposures that are considered to be credit impaired. An asset is considered credit impaired when one or more events occur that have a detrimental impact on the estimated future cash flows of the financial asset. This comprises assets defined as defaulted and other individually assessed exposures where imminent default or actual loss is identified.

Loans and advances at amortised cost
	Gross Exposure			Impairment Allowance
Barclays Bank Group	Exposures not charged-off	Exposures individually assessed or in recovery book	Total Stage 3	Exposures not charged-off	Exposures individually assessed or in recovery book	Total Stage 3
As at 31 December 2024[1]	£m	£m	£m	£m	£m	£m
Retail mortgages	118	192	310	10	22	32
Retail credit cards	707	1,017	1,724	428	988	1,416
Retail other	88	128	216	4	21	25
Corporate loans	119	1,535	1,654	23	370	393
Total Stage 3	1,032	2,872	3,904	465	1,401	1,866

Loans and advances at amortised cost
	Gross Exposure			Impairment Allowance
Barclays Bank Group	Exposures not charged-off	Exposures individually assessed or in recovery book	Total Stage 3	Exposures not charged-off	Exposures individually assessed or in recovery book	Total Stage 3
As at 31 December 2023	£m	£m	£m	£m	£m	£m
Retail mortgages	221	495	716	28	293	321
Retail credit cards	617	905	1,522	413	813	1,226
Retail other	125	183	308	2	33	35
Corporate loans	150	1,085	1,235	25	323	348
Total Stage 3	1,113	2,668	3,781	468	1,462	1,930
Note
1Exposures exclude the portfolios which have been classified as assets held for sale.
Management adjustments to models for impairment (audited)
Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.
Management adjustments are captured through “Economic uncertainty” and “Other” adjustments, and are presented by product below:

Management adjustments to models for impairment allowance presented by product (audited)[1]
Barclays Bank Group	Impairment allowance pre management adjustments[2]	Economic uncertainty adjustments (a)	Other adjustments[3] (b)	Management adjustments (a+b)	Total impairment allowance[4]	Proportion of management adjustments to total impairment allowance
As at 31 December 2024	£m	£m	£m	£m	£m	%
Retail mortgages	38	—	3	3	41	7.3
Retail credit cards	2,630	—	(23)	(23)	2,607	(0.9)
Retail other	32	—	4	4	36	11.1
Corporate loans	1,162	—	(6)	(6)	1,156	(0.5)
Total	3,862	—	(22)	(22)	3,840	(0.6)
Debt securities at amortised cost	27	—	(7)	(7)	20	(35.0)
Total including debt securities at amortised cost	3,889	—	(29)	(29)	3,860	(0.8)

Barclays Bank PLC 2024 Annual Report on Form 20-F	92
Risk review
Risk performance
Credit risk

As at 31 December 2023	£m	£m	£m	£m	£m	%
Retail mortgages	363	—	(3)	(3)	360	(0.8)
Retail credit cards	2,852	—	9	9	2,861	0.3
Retail other	62	—	(10)	(10)	52	(19.2)
Corporate loans	1,231	16	(30)	(14)	1,217	(1.2)
Total	4,508	16	(34)	(18)	4,490	(0.4)
Debt securities at amortised cost	24	—	—	—	24	—
Total including debt securities at amortised cost	4,532	16	(34)	(18)	4,514	(0.4)

Economic uncertainty adjustments presented by stage (audited)
	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2023	£m	£m	£m	£m
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	4	12	—	16
Total	4	12	—	16
Notes
1Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
2Includes £3.7bn (2023: £4.0bn) of modelled ECL, £0.3bn (2023: £0.3bn) of individually assessed impairments, £0.1bn (2023: £0.2bn) of ECL from non-
modelled exposures and debt securities and excludes £(0.3)bn (2023: £nil) of ECL from assets held for sale (co-branded card portfolio).
3 Management adjustments related to other financial assets subject to impairment not included in the table above include financial assets at fair value through other comprehensive income £(2)m, reverse repurchase agreements £(2)m and cash collateral and settlement balances £(1)m within the IB portfolio.
4Total impairment allowance consists of ECL stock on drawn and undrawn exposures.
Economic uncertainty adjustments
Economic uncertainty adjustments continue to be captured in two ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.
The previously held customer and client uncertainty provision to provide for expected downside uncertainties on European Corporates has been retired following a resilient credit performance and updated macroeconomic outlook.
Other adjustments
Other adjustments are operational in nature and are expected to remain in place until they can be reflected in the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.
Other adjustments of £(29)m (2023: £(34)m includes:
•Retail credit cards, £(23)m (2023: £9m):The movement is driven by an adjustment introduced in the US to enhance the qualitative measures used to identify high-risk account management (HRAM) accounts.
•Corporate loans, £(6)m (2023: £(30)m): The partial reduction reflects a release of underlying adjustments in the IB and PBWM portfolio following model remediation.
•Debt securities, £(7)m: This reflects an adjustment applied to Exposure at Default (EAD) within the IB portfolio to remediate an overly conservative modelled amortisation expectation.
Climate Risk ECL assessment
Barclays Bank Group performed a credit risk assessment of physical and transition risk due to climate change. This was delivered through a combination of a scenario approach and targeted reviews on specific portfolios identified as more susceptible to climate risk.
Scenario Approach: The IFRS 9 Downside 2 scenario has been updated and aligned to the 2024 Internal Stress Test scenario which is climate aware, ensuring that climate is being considered within the modelled ECL output via existing macroeconomic variables.
Specific Approach: The approach reviewed portfolios previously identified from both internal and external stress tests as more susceptible to climate risks. In particular, new climate modelling techniques were utilised to inform customer level PD spreads of physical and transition risk due to climate change for certain elevated risk sectors (predominantly Oil & Gas, Aviation, Automotive and Power sectors) within the
Wholesale portfolio. The output of this review did not provide variances in ECL deemed sufficiently certain to warrant raising an additional climate-related charge in 2024.
Barclays acknowledges that impairment could increase over time as risks become more tangible and impact consumers and clients through physical risks or via impacts from the transition to a low carbon economy. Therefore, Barclays continues to review credit risk outputs to determine if any additional physical or transition climate risks are identified that are not sufficiently captured via model output.

Barclays Bank PLC 2024 Annual Report on Form 20-F	93
Risk review
Risk performance
Credit risk
Measurement uncertainty and sensitivity analysis
The measurement of modelled ECL involves complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk. The Barclays Bank Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium term forecasts), and Bloomberg (based on median of economic forecasts) which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a broadly similar severity to the Barclays Bank Group's internal stress tests and stress scenarios provided by regulators whilst also considering
IFRS 9 specific sensitivities and non-linearity. The favourable scenarios are designed to reflect plausible upside risks to the Baseline scenario which are broadly consistent with the economic narrative approved by the Senior Scenario Review Committee. All scenarios are regenerated at a minimum semi-annually. The scenarios include key economic variables (including GDP, unemployment, House Price Index
(HPI) and base rates in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately seven years. The same scenarios used in the estimation of expected credit losses are also used to inform the Barclays Bank
Group's internal planning.
Scenarios used to calculate the Barclays Bank Group’s ECL charge were refreshed in Q424 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, following an encouraging first half of 2024, UK economic growth slowed in H224. However, it is further stimulated as restrictive monetary policy continues to loosen. UK and US GDP growth in 2025 is expected to be 1.4% and 2.0% respectively. Labour markets in major economies remain broadly resilient with unemployment rates relatively close to historic lows and are only expected to increase moderately.The UK unemployment rate peaks at 4.5% in 2026 before returning to 4.4% for the reminder of the 5-year projection period. US unemployment peaks at 4.3%, falling to 4.2%
from 2026. The Bank of England cuts rates three times by 25bp in 2025. Similarly, the Fed finishes 2025 with rates at 4.0%. As lower rates feed into new mortgages, UK house prices stabilise and resume the upward trend from 2025. US house prices continue to grow at a decent pace.
The Downside 2 scenario has been broadly aligned to the Barclays Bank Group’s 2024 internal stress test which includes climate drivers.
Under this scenario, long-standing structural issues, restrictive monetary policy and persistent household affordability loss leads to a sharp demand-driven economic contraction that precipitates into a severe global recession and disinflation process. The economic slowdown leads to rising unemployment rates as lay-offs intensify. UK and US unemployment peak at 8.4% and 7.5% respectively, during 2026. The combination of high interest rates and subdued growth leads to inflation declines which in turn causes central banks to reduce rates. In the
Upside 2 scenario, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases. and unemployment rates stabilise and start falling again. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to a healthy GDP growth. The strong economic outlook and lower interest rates provide a boost to house prices growth and support bullish financial markets.
The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The increases in the Upside scenario weightings were driven by the improvement in GDP in the Baseline scenario, bringing the Baseline scenario closer to the Upside scenarios. For further details see page 95.
The tables below show the key macroeconomic variables used in the five scenarios (five year annual paths), the probability weights applied to each scenario and the macroeconomic variables by scenario using ‘specific bases’ i.e. the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios and the lowest unemployment for upside scenarios. Five year average tables and movement over time graphs provide additional transparency. Annual paths show quarterly averages for the year (unemployment and base rate) or change in the year (GDP and HPI).

Barclays Bank PLC 2024 Annual Report on Form 20-F	94
Risk review
Risk performance
Credit risk

Baseline	2024	2025	2026	2027	2028
As at 31 December 2024%		%	%	%	%
UK GDP[1]	1.0	1.4	1.5	1.6	1.5
UK unemployment[2]	4.3	4.4	4.5	4.4	4.4
UK HPI[3]	2.8	3.3	1.6	4.5	3.0
UK bank rate	5.1	4.3	4.0	4.0	3.8
US GDP[1]	2.7	2.0	2.0	2.0	2.0
US unemployment[4]	4.1	4.3	4.2	4.2	4.2
US HPI[5]	6.5	2.6	2.7	3.0	3.0
US federal funds rate	5.1	4.1	4.0	3.8	3.8

Downside 2
UK GDP[1]	1.0	(2.3)	(1.3)	2.6	2.3
UK unemployment[2]	4.3	6.2	8.1	6.6	5.5
UK HPI[3]	2.8	(24.8)	(5.2)	10.0	14.6
UK bank rate	5.1	3.5	1.7	0.6	1.1
US GDP[1]	2.7	(1.3)	(1.3)	3.3	2.9
US unemployment[4]	4.1	5.8	7.2	6.2	5.5
US HPI[5]	6.5	(8.0)	(0.7)	5.2	4.0
US federal funds rate	5.1	2.5	0.6	0.8	1.5

Downside 1
UK GDP[1]	1.0	(0.5)	0.1	2.1	1.9
UK unemployment[2]	4.3	5.3	6.3	5.5	5.0
UK HPI[3]	2.8	(11.6)	(1.8)	7.2	8.7
UK bank rate	5.1	3.9	2.9	2.3	2.4
US GDP[1]	2.7	0.3	0.4	2.7	2.4
US unemployment[4]	4.1	5.1	5.7	5.2	4.9
US HPI[5]	6.5	(2.7)	1.0	4.1	3.5
US federal funds rate	5.1	3.4	2.3	2.3	2.7

Upside 2
UK GDP[1]	1.0	3.0	3.7	2.9	2.4
UK unemployment[2]	4.3	3.8	3.4	3.5	3.5
UK HPI[3]	2.8	11.9	8.4	5.1	4.1
UK bank rate	5.1	3.9	2.9	2.8	2.8
US GDP[1]	2.7	2.8	3.1	2.8	2.8
US unemployment[4]	4.1	3.8	3.5	3.5	3.5
US HPI[5]	6.5	6.2	4.7	4.8	4.9
US federal funds rate	5.1	3.7	3.3	3.1	2.8

Upside 1
UK GDP[1]	1.0	2.2	2.6	2.2	2.0
UK unemployment[2]	4.3	4.1	4.0	4.0	4.0
UK HPI[3]	2.8	7.6	4.9	4.8	3.5
UK bank rate	5.1	4.1	3.5	3.4	3.3
US GDP[1]	2.7	2.4	2.6	2.4	2.4
US unemployment[4]	4.1	4.0	3.9	3.9	3.9
US HPI[5]	6.5	4.4	3.7	3.9	3.9
US federal funds rate	5.1	4.0	3.8	3.6	3.3

Barclays Bank PLC 2024 Annual Report on Form 20-F	95
Risk review
Risk performance
Credit risk

Baseline	2023	2024	2025	2026	2027
As at 31 December 2023%		%	%	%	%
UK GDP[1]	0.5	0.3	1.2	1.6	1.6
UK unemployment[2]	4.2	4.7	4.7	4.8	5.0
UK HPI[3]	(3.3)	(5.1)	0.7	3.1	5.3
UK bank rate	4.7	4.9	4.1	3.8	3.5
US GDP[1]	2.4	1.3	1.7	1.9	1.9
US unemployment[4]	3.7	4.3	4.3	4.3	4.3
US HPI[5]	5.4	3.4	3.0	3.3	3.3
US federal funds rate	5.1	5.0	3.9	3.8	3.8

Downside 2%		%	%	%	%
UK GDP[1]	0.5	(1.5)	(2.6)	2.4	1.6
UK unemployment[2]	4.2	5.2	7.9	6.3	5.5
UK HPI[3]	(3.3)	(19.3)	(16.8)	14.5	12.4
UK bank rate	4.7	6.6	1.3	1.0	1.0
US GDP[1]	2.4	(0.6)	(2.0)	3.1	2.0
US unemployment[4]	3.7	5.2	7.2	5.9	5.2
US HPI[5]	5.4	(6.5)	(5.7)	7.2	6.4
US federal funds rate	5.1	6.3	1.8	1.5	1.5

Downside 1%		%	%	%	%
UK GDP[1]	0.5	(0.6)	(0.7)	2.0	1.6
UK unemployment[2]	4.2	4.9	6.3	5.6	5.2
UK HPI[3]	(3.3)	(12.4)	(8.3)	8.7	8.8
UK bank rate	4.7	5.8	2.7	2.5	2.3
US GDP[1]	2.4	0.3	(0.2)	2.5	1.9
US unemployment[4]	3.7	4.7	5.8	5.1	4.8
US HPI[5]	5.4	(1.7)	(1.4)	5.2	4.8
US federal funds rate	5.1	5.7	2.9	2.8	2.8

Upside 2%		%	%	%	%
UK GDP[1]	0.5	2.4	3.7	2.9	2.4
UK unemployment[2]	4.2	3.9	3.5	3.6	3.6
UK HPI[3]	(3.3)	7.8	7.6	4.5	5.6
UK bank rate	4.7	4.3	2.7	2.5	2.5
US GDP[1]	2.4	2.8	3.1	2.8	2.8
US unemployment[4]	3.7	3.5	3.6	3.6	3.6
US HPI[5]	5.4	6.1	4.3	4.5	4.6
US federal funds rate	5.1	4.3	2.9	2.8	2.8

Upside 1%		%	%	%	%
UK GDP[1]	0.5	1.4	2.5	2.3	2.0
UK unemployment[2]	4.2	4.3	4.1	4.2	4.3
UK HPI[3]	(3.3)	1.2	4.1	3.8	5.4
UK bank rate	4.7	4.6	3.4	3.3	3.0
US GDP[1]	2.4	2.0	2.4	2.4	2.4
US unemployment[4]	3.7	3.9	3.9	4.0	4.0
US HPI[5]	5.4	4.7	3.7	3.9	3.9
US federal funds rate	5.1	4.7	3.5	3.3	3.3
Notes
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA house price index, relative to prior year end.

Barclays Bank PLC 2024 Annual Report on Form 20-F	96
Risk review
Risk performance
Credit risk

Scenario probability weighting (audited)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2024
Scenario probability weighting	17.4	26.8	32.5	14.7	8.6
As at 31 December 2023
Scenario probability weighting	13.8	24.7	32.4	18.3	10.8
Note
1For further details on changes to scenario weights see page 93.
Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios.
GDP and HPI downside and upside scenario data represents the lowest and highest points relative to the start point in the 20 quarter period.

Macroeconomic variables used in the calculation of ECL (specific bases) (audited)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2024
UK GDP[2]	15.0	11.6	1.4	0.2	(2.9)
UK unemployment[3]	3.4	3.9	4.4	6.5	8.4
UK HPI[4]	36.3	25.9	3.0	(11.3)	(26.8)
UK bank rate[3]	2.8	3.3	4.2	5.3	5.3
US GDP[2]	14.9	12.8	2.2	0.4	(2.1)
US unemployment[3]	3.5	3.8	4.2	5.9	7.5
US HPI[4]	30.1	24.4	3.5	1.1	(4.0)
US federal funds rate[3]	2.8	3.3	4.2	5.3	5.3
As at 31 December 2023
UK GDP[2]	13.4	9.6	1.1	(1.3)	(4.1)
UK unemployment[3]	3.5	3.9	4.7	6.5	8.3
UK HPI[4]	23.8	11.5	0.1	(22.5)	(35.0)
UK bank rate[3]	2.5	3.0	4.2	6.8	8.5
US GDP[2]	15.1	12.3	1.8	0.6	(1.7)
US unemployment[3]	3.4	3.5	4.2	5.9	7.5
US HPI[4]	27.4	23.5	3.7	0.4	(7.6)
US federal funds rate[3]	2.8	3.3	4.3	6.8	8.5

Barclays Bank PLC 2024 Annual Report on Form 20-F	97
Risk review
Risk performance
Credit risk
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables used in the calculation of ECL (5 year averages) (audited)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2024
UK GDP[5]	2.6	2.0	1.4	0.9	0.5
UK unemployment[6]	3.7	4.0	4.4	5.3	6.1
UK HPI[7]	6.4	4.7	3.0	0.8	(1.6)
UK bank rate[6]	3.5	3.9	4.2	3.3	2.4
US GDP[5]	2.9	2.5	2.2	1.7	1.2
US unemployment[6]	3.7	3.9	4.2	5.0	5.8
US HPI[7]	5.4	4.5	3.5	2.4	1.2
US federal funds rate[6]	3.6	4.0	4.2	3.2	2.1
As at 31 December 2023
UK GDP[5]	2.4	1.7	1.1	0.6	0.1
UK unemployment[6]	3.7	4.2	4.7	5.2	5.8
UK HPI[7]	4.4	2.2	0.1	(1.7)	(3.5)
UK bank rate[6]	3.3	3.8	4.2	3.6	2.9
US GDP[5]	2.8	2.3	1.8	1.4	0.9
US unemployment[6]	3.6	3.9	4.2	4.8	5.4
US HPI[7]	5.0	4.3	3.7	2.4	1.2
US federal funds rate[6]	3.6	4.0	4.3	3.9	3.2
Notes
1  UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP
= Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index. 20 quarter period starts from Q124 (2023: Q123).
2  Maximum growth relative to Q423 (2023: Q422), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline; minimum growth relative to Q423 (2023: Q422), based on 20 quarter period in Downside scenarios.
3  Lowest quarter in Upside scenarios; 5-year average in Baseline; highest quarter in Downside scenarios. Period based on 20 quarters from Q124 (2023: Q123).
4  Maximum growth relative to Q423 (2023: Q422), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q423 (2023: Q422), based on 20 quarter period in Downside scenarios.
5  5-year yearly average CAGR, starting 2023 (2023: 2022).
6  5-year average. Period based on 20 quarters from Q124 (2023: Q123).
7  5-year quarter end CAGR, starting Q423 (2023: Q422).

Barclays Bank PLC 2024 Annual Report on Form 20-F	98
Risk review
Risk performance
Credit risk
The graphs below plot the historical data for the quarterly, year on year GDP growth rate (Q v Q-4) and the quarterly unemployment rate in the UK and US as well as the forecasted data under each of the five scenarios.

UK GDP (%)

US GDP (%)

UK unemployment (%)

10
8
6
4
2
0
2023
2025
2027
2029
2031
2033
U2
U1
BL
D1
D2

US unemployment (%)
GDP growth based on year on year growth each quarter (Q/
(Q-4))

Barclays Bank PLC 2024 Annual Report on Form 20-F	99
Risk review
Risk performance
Credit risk
ECL sensitivity analysis (audited)
The table below shows the Expected Credit Loss (ECL) assuming scenarios have been 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios.
Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures.

Barclays Bank Group (audited)	Scenarios[1]
As at 31 December 2024	Weighted[2]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Retail mortgages	9	9	9	9	9	9
Retail credit cards	45,377	45,328	45,352	45,377	45,429	45,462
Retail other	—	—	—	—	—	—
Corporate loans	193,873	194,752	194,413	194,151	193,208	189,985
Stage 1 Model ECL (£m)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	422	410	417	423	431	438
Retail other	—	—	—	—	—	—
Corporate loans	237	206	215	226	272	318
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.9	0.9	0.9	0.9	0.9	1.0
Retail other	—	—	—	—	—	—
Corporate loans	0.1	0.1	0.1	0.1	0.1	0.2
Stage 2 Model exposure (£m)
Retail mortgages	3	3	3	3	3	3
Retail credit cards	4,591	4,516	4,554	4,590	4,660	4,752
Retail other	—	—	—	—	—	—
Corporate loans	17,769	16,740	17,134	17,508	18,576	21,956
Stage 2 Model ECL (£m)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	1,024	976	999	1,023	1,070	1,127
Retail other	—	—	—	—	—	—
Corporate loans	464	373	404	439	569	813
Stage 2 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	22.3	21.6	21.9	22.3	23.0	23.7
Retail other	—	—	—	—	—	—
Corporate loans	2.6	2.2	2.4	2.5	3.1	3.7
Stage 3 Model exposure (£m)[3]
Retail mortgages	25	25	25	25	25	25
Retail credit cards	2,005	2,005	2,005	2,005	2,005	2,005
Retail other	—	—	—	—	—	—
Corporate loans	34	34	34	34	34	34
Stage 3 Model ECL (£m)
Retail mortgages	5	4	5	5	5	5
Retail credit cards	1,535	1,496	1,517	1,537	1,570	1,598
Retail other	—	—	—	—	—	—
Corporate loans[4]	25	25	25	25	25	25
Stage 3 Coverage (%)
Retail mortgages	20.0	16.0	20.0	20.0	20.0	20.0
Retail credit cards	76.6	74.6	75.7	76.7	78.3	79.7
Retail other	—	—	—	—	—	—
Corporate loans[4]	73.5	73.5	73.5	73.5	73.5	73.5
Total Model ECL (£m)
Retail mortgages	5	4	5	5	5	5
Retail credit cards	2,981	2,882	2,933	2,983	3,071	3,163
Retail other	—	—	—	—	—	—
Corporate loans[4]	726	604	644	690	866	1,156
Total Model ECL	3,712	3,490	3,582	3,678	3,942	4,324

Barclays Bank PLC 2024 Annual Report on Form 20-F	100
Risk review
Risk performance
Credit risk

Reconciliation to total ECL	£m
Total weighted model ECL	3,712
ECL from individually assessed exposures[4]	329
ECL from non-modelled exposures and others	103
ECL from debt securities at amortised cost	20
ECL from held for sale assets[1]	(282)
ECL from post model management adjustments[5]	(22)
Of which: ECL from economic uncertainty adjustments	—
Total ECL	3,860
Notes
1.Model exposure and ECL reported within Retail credit cards and Retail Other excludes the German consumer finance business, sale of which completed after the balance sheet date. Model exposure and ECL reported within Retail credit cards and Corporate loans continues to include a co-branded card portfolio, as the sale is expected to close in 2026.
2.Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for Barclays reported impairment allowance. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
3.Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at
31st December 2024 and not on macroeconomic scenario.
4.Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £329m is reported as an individually assessed impairment in the reconciliation table.
5.Includes negative operational management adjustments.
The use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 0.9%.
Retail mortgages: Total weighted ECL of £5m is aligned to the Baseline ECL (£5m).
Retail credit cards: Total weighted ECL of £2,981m is broadly aligned to the Baseline ECL (£2,983m). Total ECL increases to £3,163m under the Downside 2 scenario, driven by an increase in US unemployment rate.
Corporate loans: Total weighted ECL of £726m represents a 5.2% increase over the Baseline ECL (£690m) reflecting the range of economic scenarios used, with exposures in the Investment Bank being particularly sensitive to the Downside 2 scenario.

Barclays Bank PLC 2024 Annual Report on Form 20-F	101
Risk review
Risk performance
Credit risk

Barclays Bank Group (audited)	Scenarios[1]
As at 31 December 2023	Weighted[2]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Retail mortgages	2,858	2,891	2,877	2,856	2,828	2,785
Retail credit cards	49,088	49,021	49,041	49,059	49,161	49,241
Retail other	—	—	—	—	—	—
Corporate loans	157,168	159,242	158,560	157,681	155,431	152,198
Stage 1 Model ECL (£m)
Retail mortgages	4	4	4	4	5	5
Retail credit cards	446	423	435	447	460	474
Retail other	—	—	—	—	—	—
Corporate loans	241	211	223	238	260	276
Stage 1 Coverage (%)
Retail mortgages	0.1	0.1	0.1	0.1	0.2	0.2
Retail credit cards	0.9	0.9	0.9	0.9	0.9	1.0
Retail other	—	—	—	—	—	—
Corporate loans	0.2	0.1	0.1	0.2	0.2	0.2
Stage 2 Model exposure (£m)
Retail mortgages	357	324	338	359	387	430
Retail credit cards	4,624	4,535	4,577	4,621	4,679	4,758
Retail other	—	—	—	—	—	—
Corporate loans	19,630	17,386	18,125	19,126	21,485	24,859
Stage 2 Model ECL (£m)
Retail mortgages	30	22	25	29	36	42
Retail credit cards	1,191	1,113	1,150	1,189	1,243	1,307
Retail other	—	—	—	—	—	—
Corporate loans	516	390	435	488	617	833
Stage 2 Coverage (%)
Retail mortgages	8.4	6.8	7.4	8.1	9.3	9.8
Retail credit cards	25.8	24.5	25.1	25.7	26.6	27.5
Retail other	—	—	—	—	—	—
Corporate loans	2.6	2.2	2.4	2.6	2.9	3.4
Stage 3 Model exposure (£m)[3]
Retail mortgages	558	558	558	558	558	558
Retail credit cards	1,596	1,596	1,596	1,596	1,596	1,596
Retail other	—	—	—	—	—	—
Corporate loans	45	45	45	45	45	45
Stage 3 Model ECL (£m)
Retail mortgages	312	302	306	311	319	327
Retail credit cards	1,229	1,194	1,211	1,227	1,254	1,276
Retail other	—	—	—	—	—	—
Corporate loans[4]	29	29	29	29	29	29
Stage 3 Coverage (%)
Retail mortgages	55.9	54.1	54.8	55.7	57.2	58.6
Retail credit cards	77.0	74.8	75.9	76.9	78.6	79.9
Retail other	—	—	—	—	—	—
Corporate loans[4]	64.4	64.4	64.4	64.4	64.4	64.4
Total Model ECL (£m)
Retail mortgages	346	328	335	344	360	374
Retail credit cards	2,866	2,730	2,796	2,863	2,957	3,057
Retail other	—	—	—	—	—	—
Corporate loans[4]	786	630	687	755	906	1,138
Total Model ECL	3,998	3,688	3,818	3,962	4,223	4,569

Barclays Bank PLC 2024 Annual Report on Form 20-F	102
Risk review
Risk performance
Credit risk

Reconciliation to total ECL	£m
Total weighted model ECL	3,998
ECL from individually assessed exposures[4]	289
ECL from non-modelled exposures and others	221
ECL from debt securities at amortised cost	24
ECL from post model management adjustments[5]	(18)
Of which: ECL from economic uncertainty adjustments	16
Total ECL	4,514
Notes
1.Model exposure and ECL reported within Retail credit cards and Retail other excludes the German consumer finance business portfolio which has now been classified as assets held for sale.
2.Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
3.Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31st December 2023 and not on macroeconomic scenario.
4.Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £289m is reported as an individually assessed impairment in the reconciliation table.
5.Includes negative operational management adjustments.

Barclays Bank PLC 2024 Annual Report on Form 20-F	103
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
The table below presents an industry credit risk concentration analysis of loans and advances at amortised cost net of impairment allowance including breakdown by geographical location of the counterparty or customers. Further includes debt securities at amortised cost, off-balance sheet commitments and financial guarantees and contingent liabilities at amortised cost by geography.
Further detail on the Barclays Bank Group's policies with regard to managing concentration risk is presented in the Barclays Bank PLC Pillar
3 Report 2024 (unaudited).
Credit risk concentration by Industry and Geography (audited)

Loans and advances at amortised cost net of impairment allowance
Industry	Geography
	United Kingdom	Americas	Europe	Others	Total
Barclays Bank Group
As at 31 December 2024	£m	£m	£m	£m	£m
Agriculture, Food and Forest Products	112	—	—	—	112
Mining and Quarrying	506	709	189	—	1,404
Manufacturing	3,168	1,418	828	349	5,763
Government and central bank	220	—	2	342	564
Banks	1,212	3,573	1,286	2,707	8,778
Energy and water	2,067	401	203	287	2,958
Materials and Building	11,255	2,815	399	218	14,687
Wholesale and retail distribution and leisure	5,931	831	294	616	7,672
Transport and storage	519	421	300	96	1,336
Home Loans	3,079	110	899	868	4,956
Business and other services	11,846	5,196	3,646	1,031	21,719
Other Financial Institutions	10,655	30,788	7,226	2,542	51,211
Cards, unsecured loans and other personal lending	1,826	20,081	993	767	23,667
Total loans and advances at amortised cost	52,396	66,343	16,265	9,823	144,827
Debt securities at amortised cost	15,822	18,062	15,123	1,220	50,227
Total loans and advances at amortised cost including debt	68,218	84,405	31,388	11,043	195,054
Contingent liabilities	6,442	10,742	5,514	2,879	25,577
Loan commitments	46,590	243,612	39,864	8,361	338,427
Total off-balance sheet[1]	53,032	254,354	45,378	11,240	364,004

As at 31 December 2023
Agriculture, Food and Forest Products	79	—	—	5	84
Mining and Quarrying	484	843	260	121	1,708
Manufacturing	3,693	1,279	826	416	6,214
Government and central bank	1,265	—	5	30	1,300
Banks	955	3,605	1,496	1,889	7,945
Energy and water	2,123	487	879	180	3,669
Materials and Building	10,111	2,620	446	113	13,290
Wholesale and retail distribution and leisure	5,097	1,061	481	452	7,091
Transport and storage	522	536	182	118	1,358
Home Loans	3,208	96	3,869	829	8,002
Business and other services	12,059	5,491	3,164	1,022	21,736
Other Financial Institutions	11,326	25,588	6,481	2,532	45,927
Cards, unsecured loans and other personal lending	911	24,855	1,382	729	27,877
Total loans and advances at amortised cost	51,833	66,461	19,471	8,436	146,201
Debt securities at amortised cost	17,599	9,910	9,980	1,557	39,046
Total loans and advances at amortised cost including debt	69,432	76,371	29,451	9,993	185,247
Contingent liabilities	7,156	10,263	5,919	2,225	25,563
Loan commitments	45,475	227,606	41,571	8,080	322,732
Total off-balance sheet[1]	52,631	237,869	47,490	10,305	348,295
Note
1The Off-balance sheet contingent liabilities and loan commitments excludes the fair value balance of £16,338m in 2024 (2023: £16,469m) and includes exposures relating to financial assets classified as assets held for sale.

Barclays Bank PLC 2024 Annual Report on Form 20-F	104
Risk review
Risk performance
Credit risk
Approach to management and representation of credit quality
Asset credit quality
The credit quality distribution is based on the IFRS 9 12 month probability of default (PD) at the reporting date to ensure comparability with other ECL disclosures in Expected Credit Losses section on pages 82 to 102. The Barclays Bank Group uses the following internal measures to determine credit quality for loans:

PD Range %	Internal DG Band	Default Probability			Credit Quality description	Moody’s	Standard and Poor’s
		>Min	Mid	<=Max
0.00 to < 0.15	1	0.00%	0.01%	0.02%	Strong	Aaa, Aa1, Aa2	AAA, AA+, AA, AA-
	2	0.02%	0.03%	0.03%		Aa3	AA-
	3	0.03%	0.04%	0.05%		A1, A2, A3	A+, A
	4	0.05%	0.08%	0.10%		A1, A2, A3	A-
	5	0.10%	0.13%	0.15%		Baa1	BBB+
0.15 to < 0.25	6	0.15%	0.18%	0.20%	Strong	Baa2	BBB
	7	0.20%	0.23%	0.25%		Baa2	BBB-
0.25 to < 0.50	8	0.25%	0.28%	0.30%	Strong	Baa3	BBB-
	9	0.30%	0.35%	0.40%		Baa3	BB+
	10	0.40%	0.45%	0.50%		Ba1	BB+
0.50 to < 0.75	11	0.50%	0.55%	0.60%	Strong	Ba1	BB
	12	0.60%	0.68%	0.75%	Satisfactory	Ba2	BB, BB-
0.75 to < 2.50	12	0.75%	0.98%	1.20%	Satisfactory	Ba2	BB, BB-
	13	1.20%	1.38%	1.55%		Ba3	BB-
	14	1.55%	1.85%	2.15%		Ba3	B+
	15	2.15%	2.33%	2.50%		B1	B+
2.50 to < 10.00	15	2.50%	2.78%	3.05%	Satisfactory	B1	B+
	16	3.05%	3.75%	4.45%		B2	B
	17	4.45%	5.40%	6.35%		B3, Caa1	B
	18	6.35%	7.50%	8.65%		B3, Caa1	B-
	19	8.65%	9.32%	10.00%		Caa2	B-
10.00 to < 100.00	19	10.00%	10.67%	11.35%	Satisfactory	Caa2	B-
	20	11.35%	15.00%	18.65%	Higher Risk	Caa2	CCC+
	21	18.65%	30.00%	99.99%	Higher Risk	Caa3, Ca, C	CCC, CCC-, CC+, CC, C
100.00 (Default)	22	100%	100%	100%	Credit Impaired	D	D
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
Higher risk: there is concern over the obligor’s ability to make payments when due. However, these have not yet converted to actual delinquency. There may also be doubts over the value of collateral or security provided. However, the borrower or counterparty is continuing to make payments when due and is expected to settle all outstanding amounts of principal and interest. Loans that are past due are monitored closely, with impairment allowances raised as appropriate and in line with the Barclays Bank Group’s impairment policies.
These loans are all considered higher risk for the purpose of this analysis of credit quality.
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
Overview
As at 31 December 2024, the ratio of the Barclays Bank Group’s on-balance sheet assets classified as strong (0.0 < 0.60%) at 85% (2023:
87%) of total assets exposed to credit risk.

Barclays Bank PLC 2024 Annual Report on Form 20-F	105
Risk review
Risk performance
Credit risk

Balance sheet credit quality (audited)
Barclays Bank Group	PD Range	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total
As at 31 December 2024		£m	£m	£m	£m	%	%	%	%
Cash and balances at central banks		180,365	—	—	180,365	100	—	—	100
Cash collateral and settlement balances		98,590	15,371	26	113,987	87	13	—	100
Loans and advances at amortised cost
Retail mortgages		4,524	153	279	4,956	91	3	6	100
Retail credit cards		7,488	11,063	1,198	19,749	38	56	6	100
Retail other		3,217	503	198	3,918	82	13	5	100
Corporate loans		93,324	19,893	2,987	116,204	80	17	3	100
Total loans and advances at amortised cost		108,553	31,612	4,662	144,827	75	22	3	100
Debt securities at amortised cost		49,888	339	—	50,227	99	1	—	100
Reverse repurchase agreements and other similar secured lending		1,625	1,768	—	3,393	48	52	—	100
Trading portfolio assets:
Debt securities		65,785	11,478	542	77,805	84	15	1	100
Traded loans		2,543	7,442	3,485	13,470	19	55	26	100
Total trading portfolio assets		68,328	18,920	4,027	91,275	75	21	4	100
Financial assets at fair value through the income statement:
Loans and advances		24,252	19,357	573	44,182	55	44	1	100
Debt securities		1,722	1,156	53	2,931	59	39	2	100
Reverse repurchase agreements		103,589	37,565	637	141,791	73	27	—	100
Other financial assets		63	22	—	85	74	26	—	100
Total financial assets at fair value through the income statement		129,626	58,100	1,263	188,989	68	31	1	100
Derivative financial instruments		274,058	18,104	194	292,356	94	6	—	100
Financial assets at fair value through other comprehensive income		50,960	50	—	51,010	100	—	—	100
Other assets		594	68	3	665	90	10	—	100
Assets held for sale		1,178	8,235	131	9,544	12	87	1	100
Total on-balance sheet		963,765	152,567	10,306	1,126,638	85	14	1	100

As at 31 December 2023
Cash and balances at central banks		189,686	—	—	189,686	100	—	—	100
Cash collateral and settlement balances		93,911	9,789	8	103,708	91	9	—	100
Loans and advances at amortised cost
Retail mortgages		5,444	2,115	443	8,002	68	26	6	100
Retail credit cards		7,077	16,355	1,079	24,511	29	67	4	100
Retail other		2,687	403	276	3,366	80	12	8	100
Corporate loans		86,530	21,338	2,454	110,322	79	19	2	100
Total loans and advances at amortised cost		101,738	40,211	4,252	146,201	69	28	3	100
Debt securities at amortised cost		38,892	153	1	39,046	100	—	—	100
Reverse repurchase agreements and other similar secured lending		933	170	—	1,103	85	15	—	100
Trading portfolio assets:
Debt securities		65,430	9,642	387	75,459	86	13	1	100
Traded loans		4,006	5,893	2,754	12,653	32	46	22	100
Total trading portfolio assets		69,436	15,535	3,141	88,112	78	18	4	100
Financial assets at fair value through the income statement:
Loans and advances		29,436	16,830	275	46,541	63	36	1	100
Debt securities		1,412	1,091	42	2,545	55	43	2	100
Reverse repurchase agreements		112,799	35,988	344	149,131	76	24	—	100
Other financial assets		59	22	—	81	73	27	—	100
Total financial assets at fair value through the income statement		143,706	53,931	661	198,298	73	27	—	100
Derivative financial instruments		244,361	11,616	134	256,111	95	5	—	100
Financial assets at fair value through other comprehensive income		50,966	455	—	51,421	99	1	—	100
Other assets		2,011	54	3	2,068	97	3	—	100
Assets held for sale		1,110	2,618	127	3,855	29	68	3	100
Total on-balance sheet		936,750	134,532	8,327	1,079,609	87	12	1	100

Barclays Bank PLC 2024 Annual Report on Form 20-F	106
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
IFRS 9 Stage 1 and Stage 2 classification is not dependent solely on the absolute probability of default but on elements that determine a
Significant Increase in Credit Risk, including relative movement in probability of default since initial recognition. There is therefore no direct relationship between credit quality and IFRS 9 stage classification.

Credit risk profile by internal PD grade for retail mortgages (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	4	—	—	4	—	—	—	—	4	—
6-8	0.15 to <0.30%	Strong	2	—	—	2	—	—	—	—	2	—
9-11	0.30 to <0.60%	Strong	4,526	—	—	4,526	8	—	—	8	4,518	0.2
12-14	0.60 to <2.15%	Satisfactory	4	1	—	5	—	—	—	—	5	—
15-19	2.15 to <11.35%	Satisfactory	1	148	—	149	—	1	—	1	148	0.7
20-21	11.35 to <100%	Higher Risk	—	1	—	1	—	—	—	—	1	—
22	100%	Credit Impaired	—	—	310	310	—	—	32	32	278	10.3
Total			4,537	150	310	4,997	8	1	32	41	4,956	0.8

Credit risk profile by internal PD grade for retail credit cards[3] (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	1	—	—	1	—	—	—	—	1	—
4-5	0.05 to <0.15%	Strong	565	—	—	565	1	—	—	1	564	0.2
6-8	0.15 to <0.30%	Strong	2,562	2	—	2,564	7	—	—	7	2,557	0.3
9-11	0.30 to <0.60%	Strong	4,384	4	—	4,388	22	—	—	22	4,366	0.5
12-14	0.60 to <2.15%	Satisfactory	2,905	117	—	3,022	37	9	—	46	2,976	1.5
15-19	2.15 to <11.35%	Satisfactory	7,018	1,578	—	8,596	242	267	—	509	8,087	5.9
20-21	11.35 to <100%	Higher Risk	194	1,252	—	1,446	25	531	—	556	890	38.5
22	100%	Credit Impaired	—	—	1,724	1,724	—	—	1,416	1,416	308	82.1
Total			17,629	2,953	1,724	22,306	334	807	1,416	2,557	19,749	11.5

Credit risk profile by internal PD grade for retail other[3] (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	6	—	—	6	—	—	—	—	6	—
6-8	0.15 to <0.30%	Strong	17	—	—	17	—	—	—	—	17	—
9-11	0.30 to <0.60%	Strong	3,199	—	—	3,199	5	—	—	5	3,194	0.2
12-14	0.60 to <2.15%	Satisfactory	65	1	—	66	—	—	—	—	66	—
15-19	2.15 to <11.35%	Satisfactory	41	396	—	437	—	—	—	—	437	—
20-21	11.35 to <100%	Higher Risk	1	7	—	8	—	1	—	1	7	12.5
22	100%	Credit Impaired	—	—	216	216	—	—	25	25	191	11.6
Total			3,329	404	216	3,949	5	1	25	31	3,918	0.8

Barclays Bank PLC 2024 Annual Report on Form 20-F	107
Risk review
Risk performance
Credit risk

Credit risk profile by internal PD grade for corporate loans[3] (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	43,318	122	3	43,443	4	—	2	6	43,437	—
4-5	0.05 to <0.15%	Strong	21,947	145	—	22,092	8	—	—	8	22,084	—
6-8	0.15 to <0.30%	Strong	11,392	566	—	11,958	8	2	—	10	11,948	0.1
9-11	0.30 to <0.60%	Strong	15,549	326	—	15,875	18	2	—	20	15,855	0.1
12-14	0.60 to <2.15%	Satisfactory	12,017	2,988	—	15,005	49	20	—	69	14,936	0.5
15-19	2.15 to <11.35%	Satisfactory	2,854	2,243	—	5,097	50	90	—	140	4,957	2.7
20-21	11.35 to <100%	Higher Risk	117	1,757	—	1,874	7	140	—	147	1,727	7.8
22	100%	Credit Impaired	—	—	1,651	1,651	—	—	391	391	1,260	23.7
Total			107,194	8,147	1,654	116,995	144	254	393	791	116,204	0.7

Credit risk profile by internal PD grade for loans and advances at amortised cost[3] (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	43,319	122	3	43,444	4	—	2	6	43,438	—
4-5	0.05 to <0.15%	Strong	22,522	145	—	22,667	9	—	—	9	22,658	—
6-8	0.15 to <0.30%	Strong	13,973	568	—	14,541	15	2	—	17	14,524	0.1
9-11	0.30 to <0.60%	Strong	27,658	330	—	27,988	53	2	—	55	27,933	0.2
12-14	0.60 to <2.15%	Satisfactory	14,991	3,107	—	18,098	86	29	—	115	17,983	0.6
15-19	2.15 to <11.35%	Satisfactory	9,914	4,365	—	14,279	292	358	—	650	13,629	4.6
20-21	11.35 to <100%	Higher Risk	312	3,017	—	3,329	32	672	—	704	2,625	21.1
22	100%	Credit Impaired	—	—	3,901	3,901	—	—	1,864	1,864	2,037	47.8
Total			132,689	11,654	3,904	148,247	491	1,063	1,866	3,420	144,827	2.3

Credit risk profile by internal PD grade for retail mortgages (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	1	—	—	1	—	—	—	—	1	—
4-5	0.05 to <0.15%	Strong	3	—	—	3	—	—	—	—	3	—
6-8	0.15 to <0.30%	Strong	55	—	—	55	—	—	—	—	55	—
9-11	0.30 to <0.60%	Strong	5,392	—	—	5,392	7	—	—	7	5,385	0.1
12-14	0.60 to <2.15%	Satisfactory	1,803	78	—	1,881	4	—	—	4	1,877	0.2
15-19	2.15 to <11.35%	Satisfactory	3	252	—	255	—	17	—	17	238	6.7
20-21	11.35 to <100%	Higher Risk	—	59	—	59	—	11	—	11	48	18.6
22	100%	Credit Impaired	—	—	716	716	—	—	321	321	395	44.8
Total			7,257	389	716	8,362	11	28	321	360	8,002	4.3

Barclays Bank PLC 2024 Annual Report on Form 20-F	108
Risk review
Risk performance
Credit risk

Credit risk profile by internal PD grade for retail credit cards[3] (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	10	—	—	10	—	—	—	—	10	—
4-5	0.05 to <0.15%	Strong	488	—	—	488	1	—	—	1	487	0.2
6-8	0.15 to <0.30%	Strong	2,394	2	—	2,396	7	—	—	7	2,389	0.3
9-11	0.30 to <0.60%	Strong	4,210	3	—	4,213	22	—	—	22	4,191	0.5
12-14	0.60 to <2.15%	Satisfactory	8,360	125	—	8,485	109	12	—	121	8,364	1.4
15-19	2.15 to <11.35%	Satisfactory	6,699	2,051	—	8,750	254	505	—	759	7,991	8.7
20-21	11.35 to <100%	Higher Risk	154	1,269	—	1,423	19	621	—	640	783	45.0
22	100%	Credit Impaired	—	—	1,522	1,522	—	—	1,226	1,226	296	80.6
Total			22,315	3,450	1,522	27,287	412	1,138	1,226	2,776	24,511	10.2

Credit risk profile by internal PD grade for retail other[3] (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	3	—	—	3	—	—	—	—	3	—
6-8	0.15 to <0.30%	Strong	8	—	—	8	—	—	—	—	8	—
9-11	0.30 to <0.60%	Strong	2,684	—	—	2,684	8	—	—	8	2,676	0.3
12-14	0.60 to <2.15%	Satisfactory	25	1	—	26	—	—	—	—	26	—
15-19	2.15 to <11.35%	Satisfactory	14	364	—	378	—	1	—	1	377	0.3
20-21	11.35 to <100%	Higher Risk	—	4	—	4	—	1	—	1	3	25.0
22	100%	Credit Impaired	—	—	308	308	—	—	35	35	273	11.4
Total			2,734	369	308	3,411	8	2	35	45	3,366	1.3

Credit risk profile by internal PD grade for corporate loans (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverag e ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	37,180	143	4	37,327	—	—	2	2	37,325	—
4-5	0.05 to <0.15%	Strong	21,498	92	—	21,590	12	—	—	12	21,578	0.1
6-8	0.15 to <0.30%	Strong	10,447	318	—	10,765	8	2	—	10	10,755	0.1
9-11	0.30 to <0.60%	Strong	16,579	327	—	16,906	31	3	—	34	16,872	0.2
12-14	0.60 to <2.15%	Satisfactory	12,129	3,412	—	15,541	55	28	—	83	15,458	0.5
15-19	2.15 to <11.35%	Satisfactory	3,029	3,034	—	6,063	64	119	—	183	5,880	3.0
20-21	11.35 to <100%	Higher Risk	94	1,641	—	1,735	9	157	—	166	1,569	9.6
22	100%	Credit Impaired	—	—	1,231	1,231	—	—	346	346	885	28.1
Total			100,956	8,967	1,235	111,158	179	309	348	836	110,322	0.8

Barclays Bank PLC 2024 Annual Report on Form 20-F	109
Risk review
Risk performance
Credit risk

Credit risk profile by internal PD grade for loans and advances at amortised cost[3] (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	37,191	143	4	37,338	—	—	2	2	37,336	—
4-5	0.05 to <0.15%	Strong	21,992	92	—	22,084	13	—	—	13	22,071	0.1
6-8	0.15 to <0.30%	Strong	12,904	320	—	13,224	15	2	—	17	13,207	0.1
9-11	0.30 to <0.60%	Strong	28,865	330	—	29,195	68	3	—	71	29,124	0.2
12-14	0.60 to <2.15%	Satisfactory	22,317	3,616	—	25,933	168	40	—	208	25,725	0.8
15-19	2.15 to <11.35%	Satisfactory	9,745	5,701	—	15,446	318	642	—	960	14,486	6.2
20-21	11.35 to <100%	Higher Risk	248	2,973	—	3,221	28	790	—	818	2,403	25.4
22	100%	Credit Impaired	—	—	3,777	3,777	—	—	1,928	1,928	1,849	51.0
Total			133,262	13,175	3,781	150,218	610	1,477	1,930	4,017	146,201	2.7

Credit risk profile by internal PD grade for contingent liabilities[1] (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	9,351	310	—	9,661	1	1	—	2	9,659	—
4-5	0.05 to <0.15%	Strong	4,934	—	—	4,934	2	—	—	2	4,932	—
6-8	0.15 to <0.30%	Strong	2,717	391	—	3,108	2	—	—	2	3,106	0.1
9-11	0.30 to <0.60%	Strong	2,177	119	—	2,296	4	—	—	4	2,292	0.2
12-14	0.60 to <2.15%	Satisfactory	2,309	563	—	2,872	12	7	—	19	2,853	0.7
15-19	2.15 to <11.35%	Satisfactory	730	937	—	1,667	21	36	—	57	1,610	3.4
20-21	11.35 to <100%	Higher Risk	29	515	—	544	—	82	—	82	462	15.1
22	100%	Credit Impaired	—	—	495	495	—	—	16	16	479	3.2
Total			22,247	2,835	495	25,577	42	126	16	184	25,393	0.7

Credit risk profile by internal PD grade for contingent liabilities[1] (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	9,071	79	—	9,150	1	—	—	1	9,149	—
4-5	0.05 to <0.15%	Strong	3,337	3	—	3,340	2	—	—	2	3,338	0.1
6-8	0.15 to <0.30%	Strong	3,211	157	—	3,368	3	1	—	4	3,364	0.1
9-11	0.30 to <0.60%	Strong	2,848	285	—	3,133	3	4	—	7	3,126	0.2
12-14	0.60 to <2.15%	Satisfactory	2,388	701	—	3,089	8	6	—	14	3,075	0.5
15-19	2.15 to <11.35%	Satisfactory	1,501	1,027	—	2,528	27	41	—	68	2,460	2.7
20-21	11.35 to <100%	Higher Risk	17	355	—	372	1	61	—	62	310	16.7
22	100%	Credit Impaired	—	—	583	583	—	—	22	22	561	3.8
Total			22,373	2,607	583	25,563	45	113	22	180	25,383	0.7

Barclays Bank PLC 2024 Annual Report on Form 20-F	110
Risk review
Risk performance
Credit risk

Credit risk profile by internal PD grade for loan commitments[1,2] (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to < 0.05%	Strong	86,137	320	—	86,457	3	—	—	3	86,454	—
4-5	0.05 to < 0.15%	Strong	68,407	93	—	68,500	8	—	—	8	68,492	—
6-8	0.15 to < 0.30%	Strong	56,893	951	—	57,844	12	1	—	13	57,831	—
9-11	0.30 to < 0.60%	Strong	54,576	736	—	55,312	19	1	—	20	55,292	—
12-14	0.60 to < 2.15%	Satisfactory	45,417	2,710	—	48,127	31	11	—	42	48,085	0.1
15-19	2.15 to < 11.35%	Satisfactory	11,878	5,779	—	17,657	39	45	—	84	17,573	0.5
20-21	11.35 to < 100%	Higher Risk	643	3,406	—	4,049	1	56	—	57	3,992	1.4
22	100%	Credit Impaired	—	—	481	481	—	—	9	9	472	1.9
Total			323,951	13,995	481	338,427	113	114	9	236	338,191	0.1

Credit risk profile by internal PD grade for loan commitments[1,2] (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to < 0.05%	Strong	70,899	692	—	71,591	2	—	—	2	71,589	—
4-5	0.05 to < 0.15%	Strong	63,058	277	—	63,335	6	1	—	7	63,328	—
6-8	0.15 to < 0.30%	Strong	55,992	2,524	—	58,516	12	1	—	13	58,503	—
9-11	0.30 to < 0.60%	Strong	54,685	1,242	—	55,927	21	1	—	22	55,905	—
12-14	0.60 to < 2.15%	Satisfactory	45,196	3,647	—	48,843	36	14	—	50	48,793	0.1
15-19	2.15 to < 11.35%	Satisfactory	12,758	7,334	—	20,092	43	61	—	104	19,988	0.5
20-21	11.35 to < 100%	Higher Risk	574	3,595	—	4,169	2	72	—	74	4,095	1.8
22	100%	Credit Impaired	—	—	259	259	—	—	21	21	238	8.1
Total			303,162	19,311	259	322,732	122	150	21	293	322,439	0.1
Notes
1Excludes loan commitments and financial guarantees carried at fair value of £16.3bn (2023: 16.5bn) for Barclays Bank Group.
2Reported loan commitments also include exposures relating to financial assets classified as assets held for sale.
3Exposures reported within Retail credit cards, Retail other and Corporate loans does not include the German Consumer Finance business and a co-branded card portfolio (2024) which is classified as assets held for sale.

Barclays Bank PLC 2024 Annual Report on Form 20-F	111
Risk review
Risk performance
Credit risk
Analysis of specific portfolios and asset types
Retail Credit Cards and Retail Other
The principal portfolios listed below accounted for 85% (2023: 89%) of Barclays Bank Group’s total retail credit cards and retail other.

Principal portfolios
	Gross Exposure	30 Day Arrears, excluding recoveries book	90 Day Arrears, excluding recoveries book	Annualised Gross Write-off Rates	Annualised Net Write-off Rates
	£m	%	%	%	%
As at 31 December 2024
US cards[1]	28,548	3.0	1.6	3.8	3.7
As at 31 December 2023
US cards	27,286	2.9	1.5	2.3	2.3
Note:
1  Includes assets classified as held for sale (see table below)

Portfolios - held for sale
	Gross Exposure	30 Day Arrears, excluding recoveries book	90 Day Arrears, excluding recoveries book	Annualised Gross Write-off Rates	Annualised Net Write-off Rates
	£m	%	%	%	%
As at 31 December 2024
Barclays US Consumer Bank	6,241	1.3	0.5	2.0	2.0
Head Office - German consumer finance business	3,733	1.8	0.9	1.3	1.2
As at 31 December 2023
Head Office - German consumer finance business	4,094	1.7	0.8	1.0	1.0
US cards: 30 and 90 day arrears rates increased to 3.0% (2023: 2.9%) and 1.6% (2023: 1.5%) respectively due to higher flow into and through delinquency. The increase in both gross and net write-off rates reflected the overall delinquency trends through to charge-off lagged by the charge off to write-off period of 12 months as well as a sale in the year.
German consumer finance business: Gross exposure decreased 8.8% as loan originations were limited to existing customers following the discontinuation of Open Market loan originations in 2023. Cards origination strategy moved to a more profitable revolver customer segment in 2024 resulting in expected increases in 30 and 90 day arrears and write-offs rates.

Barclays Bank PLC 2024 Annual Report on Form 20-F	112
Risk review
Risk performance
Credit risk
Assets held for sale
This section presents portfolios classified as assets held for sale. These include a co-branded card portfolio and German consumer finance business.
For further details on assets held for sale, see Note 39 to the financial statements.
Loans and advances by product

Loans and advances to customers classified as assets held for sale (audited)
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31 December 2024	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	5,495	64	1.2	689	161	23.4	57	46	80.7	6,241	271	4.3
Retail credit cards - Germany	1,908	18	0.9	307	29	9.4	93	69	74.2	2,308	116	5.0
Retail other - Germany	1,134	16	1.4	220	33	15.0	71	48	67.6	1,425	97	6.8
Corporate loans - US	49	1	2.0	9	3	33.3	1	1	100.0	59	5	8.5
Total	8,586	99	1.2	1,225	226	18.4	222	164	73.9	10,033	489	4.9

As at 31 December 2023
Retail credit cards - US	—	—	—	—	—	—	—	—	—	—	—	—
Retail credit cards - Germany	1,621	15	0.9	445	41	9.2	92	68	73.9	2,158	124	5.7
Retail other - Germany	1,561	20	1.3	288	32	11.1	84	60	71.4	1,933	112	5.8
Corporate loans - US	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,182	35	1.1	733	73	10.0	176	128	72.7	4,091	236	5.8
Stage 2 decomposition

Loans and advances at amortised cost classified as held for sale
	Gross Exposure				Impairment Allowance
Barclays Bank Group	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2
As at 31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m
Retail credit cards - US	564	123	2	689	130	30	1	161
Retail credit cards - Germany	209	96	2	307	19	9	1	29
Retail other - Germany	207	11	2	220	31	1	1	33
Corporate loans - US	7	2	—	9	2	1	—	3
Total Stage 2	987	232	6	1,225	182	41	3	226

As at 31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m
Retail credit cards - US	—	—	—	—	—	—	—	—
Retail credit cards - Germany	387	56	2	445	34	6	1	41
Retail other - Germany	265	20	3	288	29	2	1	32
Corporate loans - US	—	—	—	—	—	—	—	—
Total Stage 2	652	76	5	733	63	8	2	73

Barclays Bank PLC 2024 Annual Report on Form 20-F	113
Risk review
Risk performance
Credit risk
Stage 3 decomposition

Loans and advances at amortised cost
	Gross Exposure			Impairment Allowance
Barclays Bank Group	Exposures not charged-off	Exposures individually assessed or in recovery book	Total Stage 3	Exposures not charged-off	Exposures individually assessed or in recovery book	Total Stage 3
As at 31 December 2024	£m	£m	£m	£m	£m	£m
Retail credit cards - US	57	—	57	46	—	46
Retail credit cards - Germany	68	25	93	49	20	69
Retail other - Germany	51	20	71	32	16	48
Corporate loans - US	1	—	1	1	—	1
Total Stage 3	177	45	222	128	36	164

As at 31 December 2023	£m	£m	£m	£m	£m	£m
Retail credit cards - US	—	—	—	—	—	—
Retail credit cards - Germany	65	27	92	45	23	68
Retail other - Germany	61	23	84	38	22	60
Corporate loans - US	—	—	—	—	—	—
Total Stage 3	126	50	176	83	45	128
Management adjustments to models for impairment (audited)

Management adjustments to models for impairment allowance presented by product (audited)
Barclays Bank Group	Impairment allowance pre management adjustments	Economic uncertainty adjustments (a)	Other adjustments (b)	Management adjustments (a+b)	Total impairment allowance	Proportion of management adjustments to total impairment allowance
As at 31 December 2024	£m	£m	£m	£m	£m	%
Retail credit cards - US	277	—	—	—	277	—
Retail credit cards - Germany[1]	101	—	16	16	117	13.7
Retail other - Germany[1]	80	—	17	17	97	17.5
Corporate loans - US	5	—	—	—	5	—
Total	463	—	33	33	496	6.7
As at 31 December 2023	£m	£m	£m	£m	£m	%
Retail credit cards - US	—	—	—	—	—	—
Retail credit cards - Germany[1]	111	—	14	14	125	11.2
Retail other - Germany[1]	96	—	17	17	113	15.0
Corporate loans - US	—	—	—	—	—	—
Total	207	—	31	31	238	13.0
Note:
1.Management adjustments of £33m (2023: £31m) include an adjustment for definition of default under the Capital Requirements Regulation (CRR) and an adjustment for recalibration of LGD to reflect revised recovery expectations partially offset by adjustments for model monitoring.

Barclays Bank PLC 2024 Annual Report on Form 20-F	114
Risk review
Risk performance
Credit risk
Credit exposures by internal PD grade

Credit risk profile by internal PD grade classified as assets held for sale for Retail credit cards - US (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	—	—	—	—	—	—	—	—	—	—
6-8	0.15 to <0.30%	Strong	—	—	—	—	—	—	—	—	—	—
9-11	0.30 to <0.60%	Strong	—	—	—	—	—	—	—	—	—	—
12-14	0.60 to <2.15%	Satisfactory	5,495	—	—	5,495	64	—	—	64	5,431	1.2
15-19	2.15 to <11.35%	Satisfactory	—	689	—	689	—	161	—	161	528	23.4
20-21	11.35 to <100%	Higher Risk	—	—	—	—	—	—	—	—	—	—
22	100%	Credit Impaired	—	—	57	57	—	—	46	46	11	80.7
Total			5,495	689	57	6,241	64	161	46	271	5,970	4.3

Credit risk profile by internal PD grade classified as assets held for sale for Retail credit cards - Germany (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	62	—	—	62	—	—	—	—	62	—
4-5	0.05 to <0.15%	Strong	289	—	—	289	1	—	—	1	288	0.3
6-8	0.15 to <0.30%	Strong	152	—	—	152	1	—	—	1	151	0.7
9-11	0.30 to <0.60%	Strong	250	—	—	250	1	—	—	1	249	0.4
12-14	0.60 to <2.15%	Satisfactory	928	5	—	933	9	—	—	9	924	1.0
15-19	2.15 to <11.35%	Satisfactory	227	229	—	456	6	15	—	21	435	4.6
20-21	11.35 to <100%	Higher Risk	—	73	—	73	—	14	—	14	59	19.2
22	100%	Credit Impaired	—	—	93	93	—	—	69	69	24	74.2
Total			1,908	307	93	2,308	18	29	69	116	2,192	5.0

Credit risk profile by internal PD grade classified as assets held for sale for Retail other - Germany (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	1	—	—	1	—	—	—	—	1	—
4-5	0.05 to <0.15%	Strong	25	—	—	25	—	—	—	—	25	—
6-8	0.15 to <0.30%	Strong	110	—	—	110	—	—	—	—	110	—
9-11	0.30 to <0.60%	Strong	294	—	—	294	1	—	—	1	293	0.3
12-14	0.60 to <2.15%	Satisfactory	534	17	—	551	6	4	—	10	541	1.8
15-19	2.15 to <11.35%	Satisfactory	170	182	—	352	9	22	—	31	321	8.8
20-21	11.35 to <100%	Higher Risk	—	21	—	21	—	7	—	7	14	33.3
22	100%	Credit Impaired	—	—	71	71	—	—	48	48	23	67.6
Total			1,134	220	71	1,425	16	33	48	97	1,328	6.8

Barclays Bank PLC 2024 Annual Report on Form 20-F	115
Risk review
Risk performance
Credit risk

Credit risk profile by internal PD grade classified as assets held for sale for Corporate loans - US (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	—	—	—	—	—	—	—	—	—	—
6-8	0.15 to <0.30%	Strong	—	—	—	—	—	—	—	—	—	—
9-11	0.30 to <0.60%	Strong	—	—	—	—	—	—	—	—	—	—
12-14	0.60 to <2.15%	Satisfactory	49	—	—	49	1	—	—	1	48	2.0
15-19	2.15 to <11.35%	Satisfactory	—	9	—	9	—	3	—	3	6	33.3
20-21	11.35 to <100%	Higher Risk	—	—	—	—	—	—	—	—	—	—
22	100%	Credit Impaired	—	—	1	1	—	—	1	1	—	100.0
Total			49	9	1	59	1	3	1	5	54	8.5

Credit risk profile by internal PD grade classified as assets held for sale for Retail credit cards - Germany (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	52	—	—	52	—	—	—	—	52	—
4-5	0.05 to <0.15%	Strong	232	—	—	232	—	—	—	—	232	—
6-8	0.15 to <0.30%	Strong	148	—	—	148	—	—	—	—	148	—
9-11	0.30 to <0.60%	Strong	226	—	—	226	1	—	—	1	225	0.4
12-14	0.60 to <2.15%	Satisfactory	755	74	—	829	8	5	—	13	816	1.6
15-19	2.15 to <11.35%	Satisfactory	208	302	—	510	6	22	—	28	482	5.5
20-21	11.35 to <100%	Higher Risk	—	69	—	69	—	14	—	14	55	20.3
22	100%	Credit Impaired	—	—	92	92	—	—	68	68	24	73.9
Total			1,621	445	92	2,158	15	41	68	124	2,034	5.7

Credit risk profile by internal PD grade classified as assets held for sale for Retail other - Germany (audited)
As at 31 December 2023			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grading	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	16	—	—	16	—	—	—	—	16	—
6-8	0.15 to <0.30%	Strong	90	—	—	90	—	—	—	—	90	—
9-11	0.30 to <0.60%	Strong	348	—	—	348	1	—	—	1	347	0.3
12-14	0.60 to <2.15%	Satisfactory	791	18	—	809	8	2	—	10	799	1.2
15-19	2.15 to <11.35%	Satisfactory	316	240	—	556	11	24	—	35	521	6.3
20-21	11.35 to <100%	Higher Risk	—	30	—	30	—	6	—	6	24	20.0
22	100%	Credit Impaired	—	—	84	84	—	—	60	60	24	71.4
Total			1,561	288	84	1,933	20	32	60	112	1,821	5.8

Barclays Bank PLC 2024 Annual Report on Form 20-F	116
Risk review
Risk performance
Market risk

	Summary of Contents	Page
Outlines key measures used to summarise the market risk profile of the Barclays Bank Group such as VaR.	•Market risk overview	117
	•Measures of market risk in the Barclays Bank Group and accounting measures	117
	•Summary of performance in the period	117
The Barclays Bank Group discloses details on management measures of market risk. Total management VaR includes all trading positions and is presented on a diversified basis by risk factor.	•Traded market risk review	117
	•Review of management measures	117
	–The daily average, maximum and minimum values of management VaR	117

Barclays Bank PLC 2024 Annual Report on Form 20-F	117
Risk review
Risk performance
Market risk
All disclosures in this section, pages 117 to 118 are unaudited unless otherwise stated.
Overview
This section contains key statistics describing the market risk profile of the Barclays Bank Group:
•The market risk management section on page 67 provides a description of management VaR. Management measures are shown below.
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
Summary of performance in the period
Average Management VaR decreased 38% to £26m (2023: £42m). The decrease was mainly driven by lower market volatility and credit spread levels in 2024, as inflation continued to decline and central banks continued to cut rates.
Traded market risk review
Review of management measures
The following disclosures provide details of management measures of market risk.
The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in UKCB and ICB and the supporting Barclays Bank Group Treasury desks, measured to a confidence level of 95%.
Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.
The daily average, high and low values of management VaR

Management VaR (95%, one day) (audited)
	2024			2023
For the year ended 31 December 2024	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m
Credit risk	21	27	17	40	57	22
Interest rate risk	15	25	6	15	25	9
Equity risk	6	12	2	6	10	3
Basis risk	5	8	4	13	24	8
Spread risk	5	7	3	9	14	6
Foreign exchange risk	4	9	2	4	9	1
Commodity risk	—	1	—	—	1	—
Inflation risk	4	5	2	7	11	2
Diversification effect[1]	(34)	n/a	n/a	(52)	n/a	n/a
Total management VaR	26	36	15	42	60	24
Note
1Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Barclays Bank PLC 2024 Annual Report on Form 20-F	118
Risk review
Risk performance
Market risk
Barclays Bank Group Management VaR (£m)

Barclays Bank PLC 2024 Annual Report on Form 20-F	119
Risk review
Risk performance
Treasury and Capital risk

Summary of Contents		Page
Liquidity risk performance
The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. This section provides an overview of the Barclays Bank Group’s liquidity risk.	•Liquidity risk overview	120
	•Liquidity regulation	120
	•Liquidity risk stress testing	120
	•Net stable funding ratio (NSFR)	120

Provides details on the contractual maturity of all financial instruments and other assets and liabilities.	•Contractual maturity of financial assets and liabilities	122

Capital risk performance
Capital risk is the risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the firm’s pension plans. This section details Barclays Bank Group’s capital and leverage position.	•Capital risk overview	126
	–Capital ratios	126
	–Capital resources	126
	–Leverage ratio	126

Barclays Bank Group discloses the two sources of foreign exchange risk that it is exposed to.	•Foreign Exchange Risk	127
	–Transactional foreign currency exposure	127
	–Translational foreign exchange exposure	127
	–Functional currency of operations	127

A review focusing on the UK retirement fund, which represents the majority of Barclays Bank Group’s total retirement benefit obligation.	•Pension risk review	128
	–Assets	128
	–Liabilities	128
	–Proportion of liquidity cash flows	128
	–IAS 19 position	128
	–Risk measurement	129

Interest rate risk in the banking book performance
A description of the non-traded market risk framework is provided. Barclays Bank Group discloses a sensitivity analysis on pre-tax net interest income for non-trading financial assets and liabilities. The analysis is carried out by currency. Barclays Bank Group discloses the overall impact of a parallel shift in interest rates on other comprehensive income and cash flow hedges. Barclays Bank Group measures the volatility of the value of the FVOCI instruments in the liquidity pool through non-traded market risk VaR.	•Interest rate risk in the banking book overview and summary of performance	130
	•Net interest income sensitivity	130
	•Analysis of equity sensitivity	130
	•Volatility of the FVOCI portfolio in the liquidity pool	131

Barclays Bank PLC 2024 Annual Report on Form 20-F	120
Risk review
Risk performance
Treasury and Capital risk
Liquidity risk
All disclosures in this section, pages 120 to 131, are unaudited unless otherwise stated.
Overview
The efficient management of liquidity is essential to the Barclays Bank Group in order to retain the confidence of markets and maintain the sustainability of the business. The liquidity risk control framework is used to manage all liquidity risk exposures under both business-as-
usual and stressed conditions. The liquidity risk framework is designed to maintain liquidity resources that are sufficient in amount, quality and funding tenor profile to support the liquidity risk appetite as expressed by the Barclays Bank PLC Board. The liquidity risk appetite is monitored against both internal and regulatory liquidity metrics.
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
Liquidity risk stress testing
The Internal Liquidity Stress Test (ILST) measures the potential contractual and contingent stress outflows under a range of stress scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. Barclays Bank PLC DolSub also runs a liquidity stress test which measures the anticipated outflows over a 12 month market-wide scenario.
As at 31 December 2024, Barclays Bank PLC DoLSub held eligible liquid assets well above 100% of net stressed outflows as measured according to its internal and regulatory requirements. The split of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to the Barclays Group.
The liquidity pool increased to £179bn (December 2023: £176bn), while the Average LCR increased to 157% (December 2023:151%). The liquidity pool movement was driven by changes in business funding consumption and a reduction in wholesale funding led by short-term
Money Market balances . The increase in LCR is driven by a decrease in net stress outflows led by an increase in the proportion of corporate deposits treated as operational and an increase in inflows from securities lending.

	2024	2023
As at 31 December	£bn	£bn
Barclays Bank PLC DoLSub Liquidity Pool	179	176
	%	%
Barclays Bank PLC DoLSub Liquidity Coverage Ratio[1]	157	151
Note
1Liquidity Coverage Ratio is now shown on an average basis, based on the average of the last 12 spot month end ratios.
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
The Barclays Bank Group also supports various central bank monetary initiatives, such as the Bank of England’s Term Funding Scheme with additional incentives for SMEs (TFSME), and the European Central Bank’s Targeted Long-Term Refinancing Operations (TLTRO). These are
reported under ‘repurchase agreements and other similar secured borrowing’ on the balance sheet. In 2024, Barclays Bank Group fully repaid its entire outstanding TLTRO balance of £0.5bn. Barclays Bank Group repaid £3.6bn of its TFSME drawings reducing its outstanding balance to £3.4bn at year end.
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
sheet exposures which may require longer term funding). The NSFR (average of last four quarter end ratios) was 112% at December 2024, equivalent to a surplus of £39bn above the regulatory requirement and demonstrates Barclays Bank PLC’s stable balance sheet funding profile.

Barclays Bank PLC 2024 Annual Report on Form 20-F	121
Risk review
Risk performance
Treasury and Capital risk

	2024	2023
Net Stable Funding Ratio[1]	£bn	£bn
Total Available Stable Funding	372	339
Total Required Stable Funding	333	308
Surplus	39	31

Net Stable Funding Ratio	112%	110%
Note
1Average represents the last four spot quarter end ratios.
As part of the liquidity risk appetite, Barclays Bank PLC DoLSub establishes minimum LCR, NSFR and internal liquidity stress test limits.
Barclays Bank PLC DoLSub plans to maintain its surplus to the internal and regulatory requirements at an efficient level. Risks to market funding conditions, the Barclays Bank Group’s liquidity position and funding profile are assessed continually, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.

Barclays Bank PLC 2024 Annual Report on Form 20-F	122
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
settlement according to such maturity and will frequently be settled before contractual maturity at fair value. Derivatives designated in a hedging relationship are included according to their contractual maturity.

Contractual maturity of financial assets and liabilities (audited)
Barclays Bank Group	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
As at 31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	180,365	—	—	—	—	—	—	180,365
Cash collateral and settlement balances	76,805	37,182	—	—	—	—	—	113,987
Debt Securities at amortised cost	233	352	1,710	1,194	15,393	11,921	19,424	50,227
Loans and advances at amortised cost to banks and customers	22,523	5,207	7,067	16,544	45,701	22,641	25,144	144,827
Reverse repurchase agreements and other similar secured lending	299	37	292	110	1,675	980	—	3,393
Trading portfolio assets	166,244	—	—	—	—	—	—	166,244
Financial assets at fair value through the income statement	152,022	11,628	4,467	4,471	10,082	6,099	3,076	191,845
Derivative financial instruments	291,580	19	333	—	268	23	133	292,356
Financial assets at fair value through other comprehensive income	1,421	1,002	110	233	5,747	12,147	30,350	51,010
Assets included in disposal groups classified as held for sale	—	3,710	—	—	6,144	—	—	9,854
Other financial assets	499	22	126	17	1	—	—	665
Total financial assets	891,991	59,159	14,105	22,569	85,011	53,811	78,127	1,204,773
Other assets								13,751
Total assets								1,218,524
Liabilities
Deposits at amortised cost from bank and customers	240,546	33,576	27,124	12,752	3,481	1,296	601	319,376
Cash collateral and settlement balances	75,019	29,608	—	—	—	—	—	104,627
Repurchase agreements and other similar secured borrowing	18,522	1,823	84	3,931	3,702	1,335	—	29,397
Debt securities in issue	2,912	15,264	5,859	3,469	713	2,164	5,422	35,803
Subordinated liabilities	—	818	75	80	11,431	6,444	23,027	41,875
Trading portfolio liabilities	56,182	—	—	—	—	—	—	56,182
Financial liabilities designated at fair value	156,917	23,502	16,742	15,331	28,332	19,087	19,866	279,777
Derivative financial instruments	278,657	27	18	—	185	255	189	279,331
Liabilities included in disposal groups classified as held for sale	—	3,726	—	—	—	—	—	3,726
Other financial liabilities	4,333	4	9	19	71	40	392	4,868
Total financial liabilities	833,088	108,348	49,911	35,582	47,915	30,621	49,497	1,154,962
Other liabilities								4,342
Total liabilities								1,159,304

Barclays Bank PLC 2024 Annual Report on Form 20-F	123
Risk review
Risk performance
Treasury and Capital risk

Contractual maturity of financial assets and liabilities (audited)

Barclays Bank Group	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
As at 31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	189,686	—	—	—	—	—	—	189,686
Cash collateral and settlement balances	56,656	47,052	—	—	—	—	—	103,708
Debt securities at amortised cost	3	4,781	300	3,910	11,033	8,527	10,492	39,046
Loans and advances at amortised cost to banks and customers	21,083	5,462	8,269	15,124	42,178	26,186	27,899	146,201
Reverse repurchase agreements and other similar secured lending	204	1	—	34	862	—	2	1,103
Trading portfolio assets	174,566	—	—	—	—	—	—	174,566
Financial assets at fair value through the income statement	156,958	17,758	6,213	5,900	11,000	3,456	2,951	204,236
Derivative financial instruments	255,229	100	—	—	275	280	227	256,111
Financial assets at fair value through other comprehensive income	1,278	1,675	283	4,419	7,578	10,765	25,425	51,423
Assets included in disposal groups classified as held for sale	—	—	—	3,916	—	—	—	3,916
Other financial assets	1,878	18	152	8	11	—	—	2,067
Total financial assets	857,541	76,847	15,217	33,311	72,937	49,214	66,996	1,172,063
Other assets								13,103
Total assets								1,185,166
Liabilities
Deposits at amortised cost from banks and customers	224,720	31,711	20,530	20,106	2,546	1,337	848	301,798
Cash collateral and settlement balances	64,130	28,858	—	—	—	—	—	92,988
Repurchase agreements and other similar secured borrowing	13,430	12,433	1,307	696	609	—	79	28,554
Debt securities in issue	2,563	17,004	9,683	7,286	2,405	800	5,912	45,653
Subordinated liabilities	257	121	266	204	11,232	7,151	16,672	35,903
Trading portfolio liabilities	57,761	—	—	—	—	—	—	57,761
Financial liabilities designated at fair value	181,214	31,970	13,867	14,579	23,460	13,994	19,489	298,573
Derivative financial instruments	249,404	21	—	—	28	55	372	249,880
Liabilities included in disposal groups classified as held for sale	—	—	—	3,164	—	—	—	3,164
Other financial liabilities	6,014	5	12	24	87	66	80	6,288
Total financial liabilities	799,493	122,123	45,665	46,059	40,367	23,403	43,452	1,120,562
Other liabilities								4,100
Total liabilities								1,124,662

Barclays Bank PLC 2024 Annual Report on Form 20-F	124
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
Derivative financial instruments held for trading and trading portfolio liabilities are included in the 'not more than one month' column at their fair value.

Contractual maturity of financial liabilities - undiscounted (audited)

	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2024
Deposits at amortised cost from banks and customers	240,695	33,769	27,410	13,059	3,687	1,531	762	320,913
Cash collateral and settlement balances	75,021	29,780	—	—	—	—	—	104,801
Repurchase agreements and other similar secured borrowing	18,542	1,832	84	4,065	3,892	1,508	—	29,923
Debt securities in issue	2,920	15,360	5,930	3,579	745	2,558	8,714	39,806
Subordinated liabilities	—	824	75	80	11,955	7,036	34,922	54,892
Trading portfolio liabilities	56,182	—	—	—	—	—	—	56,182
Financial liabilities designated at fair value	157,090	23,676	16,971	15,713	30,014	21,471	34,087	299,022
Derivative financial instruments	278,662	27	18	—	197	298	402	279,604
Liabilities included in disposal groups classified as held for sale	—	3,726	—	—	—	—	—	3,726
Other financial liabilities	4,335	10	18	35	127	86	3,680	8,291
Total financial liabilities	833,447	109,004	50,506	36,531	50,617	34,488	82,567	1,197,160

As at 31 December 2023
Deposits at amortised cost from banks and customers	224,753	31,931	20,850	20,720	2,738	1,556	1,017	303,565
Cash collateral and settlement balances	64,132	29,098	—	—	—	—	—	93,230
Repurchase agreements and other similar secured borrowing	13,463	12,516	1,326	719	632	—	213	28,869
Debt securities in issue	2,571	17,142	9,849	7,481	2,571	908	8,464	48,986
Subordinated liabilities	257	121	272	205	11,911	8,426	24,613	45,805
Trading portfolio liabilities	57,761	—	—	—	—	—	—	57,761
Financial liabilities designated at fair value	181,348	32,178	14,174	15,013	24,882	15,309	32,541	315,445
Derivative financial instruments	249,405	21	—	—	31	64	705	250,226
Liabilities included in disposal groups classified as held for sale	—	—	—	3,164	—	—	—	3,164
Other financial liabilities	6,014	7	14	28	101	73	92	6,329
Total financial liabilities	799,704	123,014	46,485	47,330	42,866	26,336	67,645	1,153,380

Barclays Bank PLC 2024 Annual Report on Form 20-F	125
Risk review
Risk performance
Treasury and Capital risk
Maturity of off-balance sheet commitments given
The table below presents the maturity split of the Barclays Bank Group’s off-balance sheet commitments given at the balance sheet date.
The amounts disclosed in the table are the undiscounted cash flows (i.e. nominal values) on the basis of earliest opportunity at which they are available.

Maturity analysis of off-balance sheet commitments given (audited)

	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2024
Contingent liabilities and financial guarantees	26,541	22	1	1	—	—	—	26,565
Documentary credits and other short- term trade related transactions	1,432	1	—	—	—	—	—	1,433
Standby facilities, credit lines and other commitments[1]	352,276	—	—	—	68	—	—	352,344
Total off-balance sheet commitments given	380,249	23	1	1	68	—	—	380,342

As at 31 December 2023
Contingent liabilities and financial guarantees	26,706	119	2	1	1	—	—	26,829
Documentary credits and other short- term trade related transactions	2,348	3	1	—	—	—	—	2,352
Standby facilities, credit lines and other commitments[1]	335,528	—	—	—	55	—	—	335,583
Total off-balance sheet commitments given	364,582	122	3	1	56	—	—	364,764
Note
1. Includes exposures relating to financial assets classified as assets held for sale.

Barclays Bank PLC 2024 Annual Report on Form 20-F	126
Risk review
Risk performance
Treasury and Capital risk
Capital risk
All disclosures in this section, page 126 are unaudited unless otherwise stated.
Overview
Barclays Bank PLC capital requirements are set by the PRA at a solo-consolidated level. Barclays Bank PLC solo-consolidated comprises
Barclays Bank PLC plus certain additional subsidiaries, whose inclusion within the consolidation is subject to PRA approval.
Further information on the risk profile will be included in the Barclays Bank PLC 2024 Pillar 3 Report, expected to be published on 13
February 2025, and which will be available at home.barclays/investor-relations/reports-and-events/annual-reports.
As at 31 December 2024 Barclays Bank PLC solo-consolidated CET1 ratio was 12.1% which is above its minimum regulatory requirement of
10.6%.

Capital ratios[1,2,4]
As at 31 December	2024	2023
CET1	12.1%	12.1%
Tier 1 (T1)	15.1%	16.0%
Total regulatory capital	18.1%	19.2%

Capital resources (audited)
	2024	2023
As at 31 December	£m	£m
CET1 capital	26,995	25,470
T1 capital	33,787	33,864
Total regulatory capital	40,444	40,530

Total risk weighted assets (RWAs) (unaudited)	223,648	211,193
Leverage minimum requirements are set at the sub-consolidated level for Barclays Bank PLC. The sub-consolidated group represents the
Barclays Bank Group on a regulatory scope of consolidation, as approved by the PRA. As a result, the Barclays Bank PLC leverage disclosures contained within this document are presented at Barclays Bank PLC sub-consolidated level, based on capital and exposure on the last day of the quarter. Additionally, it is also required to disclose an average UK leverage ratio based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.
As at 31 December 2024, the Barclays Bank PLC sub-consolidated leverage ratio was 5.8% which is above the minimum leverage ratio requirement of 3.5%.

Leverage ratio BBPLC sub-consolidated[1,3,4]
	2024	2023
As at 31 December	£m	£m
UK leverage ratio[5]	5.8%	6.0%
T1 capital	54,713	55,560
UK leverage exposure	946,809	924,826

Average UK leverage ratio	5.2%	5.4%
Average T1 capital	54,645	55,681
Average UK leverage exposure	1,050,090	1,022,824
Notes
1CET1, T1 and T2 capital, RWAs and leverage are calculated applying the transitional arrangements in accordance with UK CRR. This included IFRS 9 transitional arrangements and the grandfathering of certain capital instruments until 28 June 2025. Effective from 1 January 2025, the IFRS9 transitional arrangements no longer applied.
2The fully loaded CET1 ratio was 12.1%, with £27.0bn of CET1 capital and £223.6bn of RWAs calculated without applying the transitional arrangements in accordance with UK CRR.
3Fully loaded UK leverage ratio was 5.8%, with £54.6bn of T1 capital and £946.7bn of leverage exposure. Fully loaded average UK leverage ratio was 5.2%
with £54.5bn of T1 capital and £1,050bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements under UK CRR.
4The fully loaded Barclays Bank PLC Solo-consolidated and Barclays Bank PLC sub-consolidated CET1 ratios, as are relevant for assessing against the conversion triggers in Barclays Bank PLC AT1 securities (all of which are held by Barclays PLC), were 12.1% and 16.4% respectively calculated without applying the transitional arrangements under UK CRR.
5Although the leverage ratio is expressed in terms of T1 capital, the countercyclical leverage ratio buffer (CCLB) and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.2% countercyclical leverage ratio buffer was £1.9bn.

Barclays Bank PLC 2024 Annual Report on Form 20-F	127
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
principally USD and EUR. Changes in the GBP value of the net investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in shareholders’ equity.

Functional currency of operations (audited)

	Foreign currency net investments	Borrowings which hedge the net investments	Derivatives which hedge the net investments	Structural currency exposures pre- economic hedges	Other Equity instruments	Remaining structural currency exposures
	£m	£m	£m	£m	£m	£m
As at 31 December 2024
USD	27,742	(4,644)	(2,229)	20,868	(5,846)	15,023
EUR	9,559	(2,729)	—	6,830	(265)	6,565
INR	1,400	—	(992)	408	—	408
JPY	628	(215)	—	413	—	413
Other	2,037	—	(792)	1,245	(849)	396
Total	41,366	(7,588)	(4,013)	29,764	(6,960)	22,805

As at 31 December 2023
USD	26,199	(5,733)	(2,168)	18,298	(7,326)	10,972
EUR	9,521	(2,600)	—	6,921	(277)	6,644
INR	1,167	—	(891)	276	—	276
JPY	701	(174)	—	527	—	527
Other	1,793	—	(674)	1,119	(505)	614
Total	39,381	(8,507)	(3,733)	27,141	(8,108)	19,033
Other equity instruments relate to exposures arising on foreign currency denominated preference share and AT1 instruments. These instruments are accounted for at historical cost under IFRS and do not qualify as hedges for accounting purposes. The gain or loss arising from changes in the GBP value of these instruments is recognised on redemption in retained earnings.
During 2024, total structural currency exposure net of hedging instruments increased by £3.8bn to £22.8bn (2023: £19bn). Foreign currency net investments increased by £2bn to £41.4bn (2023: £39.4bn) driven predominantly by a £1.6bn increase in US dollars, £0.2bn increase in INR & £0.3bn increase in other currencies offset by £0.1bn decrease in Euro. The hedges associated with these foreign currency investments decreased by £0.6bn to £11.6bn (2023: £12.2bn).

Barclays Bank PLC 2024 Annual Report on Form 20-F	128
Risk review
Risk performance
Treasury and Capital risk
Pension risk review
The UK Retirement Fund (UKRF) represents approximately 96% (2023: 96%) of the Group’s total retirement benefit obligations globally. As such this risk review section focuses exclusively on the UKRF. The UKRF is closed to new entrants and there is no new final salary benefit being accrued. Existing active members accrue a combination of a cash balance benefit and a defined contribution element. Pension risk arises as the market value of the pension fund assets may decline, investment returns may reduce or the estimated value of the pension liabilities may increase.
Assets
The Trustee Board of the UKRF defines its overall long-term investment strategy with investments across a broad range of asset classes.
This results in a diversified mix of return seeking assets as well as liability matching assets to better match future pension obligations. The two largest  risks within the asset portfolio are credit spread and growth assets. The split of scheme assets is shown within Note 30 to the financial statements. The fair value of the UKRF assets was £21.9bn as at 31 December 2024 (2023: £24.2bn).
Liabilities
The UKRF retirement benefit obligations are a series of future cash flows with relatively long duration. On an IAS 19 basis these cash flows are sensitive to changes in the expected long-term price inflation rate (RPI) and the discount rate (GBP AA corporate bond yield):
•An increase in long-term expected inflation corresponds to an increase in liabilities;
•A decrease in the discount rate corresponds to an increase in liabilities.
Pension risk is generated through the Group’s defined benefit schemes and this risk is set to reduce over time as the main defined benefit scheme is closed to new entrants. The chart below outlines the shape of the UKRF’s liability cash flow profile as at 31 December 2024 that takes account of the future inflation indexing of payments to beneficiaries. The majority of the cash flows (approximately 97%) fall between
0 and 40 years, peaking between 11 and 20 years and reducing thereafter. The shape may vary depending on changes to inflation and longevity expectations and any members who elect to transfer out. Transfers out will bring forward the liability cash flows.
For more detail on the UKRF’s financial and demographic valuation assumptions see Note 30 to the financial statements.

Proportion of liability cash flows (%)

■	0-10 years	32.7
■	11-20 years	33.3
■	21-30 years	21.1
■	31-40 years	10
■	41-50 years	2.7
■	51+ years	0.2

IAS 19 pension position from 2021 to 2024 (£bn)

6
5
4
3
2
1
0

3.8bn
4.7bn
3.6bn
3.2bn
Dec 2021
Dec 2022
Dec 2023
Dec 2024

The graph above shows the evolution of the UKRF’s net IAS 19 position over the last four years. During 2024 the decrease in the UKRF surplus was driven by changes in market conditions, primarily due to the high rates environment.
Refer to Note 30 to the financial statements for the sensitivity of the UKRF to changes in key assumptions.

Barclays Bank PLC 2024 Annual Report on Form 20-F	129
Risk review
Risk performance
Treasury and Capital risk
Risk measurement
In line with the Barclays Bank Group's risk management framework the assets and liabilities of the UKRF are modelled within a VaR framework to show the volatility of the pension position at a total portfolio level. This enables the risks, diversification and liability matching characteristics of the UKRF obligations and investments to be adequately captured. VaR is measured and monitored on a quarterly basis.
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
To mitigate part of this risk the UKRF has entered into a longevity swap hedging approximately 70% of current pensioner liabilities.
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
Barclays Bank Group at the particular time.
Pension risk is taken into account in the Pillar 2A capital assessment undertaken by the PRA at least annually. The Pillar 2A requirement forms part of the overall capital requirement for Barclays Bank PLC.

Barclays Bank PLC 2024 Annual Report on Form 20-F	130
Risk review
Risk performance
Treasury and Capital risk
Interest rate risk in the banking book
All disclosures in this section, pages 130 to 131, are unaudited unless otherwise stated.
Overview
The treasury and capital risk framework covers interest rate sensitive exposures held in the banking book, mostly relating to accrual accounted and fair value through other comprehensive income (FVOCI) instruments. The potential volatility of net interest income (NII) is measured by an Annual Earnings at Risk (AEaR) metric which is monitored regularly and reported to senior management and the Barclays
Bank PLC Board Risk Committee as part of the limit monitoring framework.
Summary of performance in the period
NII sensitivity to interest rate shocks has remained broadly unchanged year on year with a change in the Bank's currency composition.
Barclays Bank PLC's strategy remains to stabilise income across various interest rate environments, this has led to a broadly neutral outcome of sensitivities to both a +25bps and -25bps shock.
Key metrics

-£11m AEaR across the Barclays Bank Group from a +25bps shock to forward interest rate curves.
Net interest income sensitivity
The table below shows a sensitivity analysis on pre-tax net interest income for non-traded financial assets and liabilities, including the effect of any hedging. This analysis is not a forward guidance on NII and is intended as a quantification of risk exposure utilising the Net Interest
Income (NII) metric as described on page 178 of the Barclays PLC Pillar 3 Report 2024 (unaudited), which includes documentation of the main model assumptions.

Net Interest Income sensitivity (AEaR) by currency (audited)	2024		2023

	+25 basis points	-25 basis points	+25 basis points	-25 basis points

Barclays Bank Group	£m	£m	£m	£m
GBP	27	(28)	(27)	25
USD	(29)	29	18	(18)
EUR	(6)	6	20	(21)
Other currencies	(3)	3	(19)	19
Total	(11)	10	(8)	5
Analysis of equity sensitivity
The analysis of equity sensitivity table measures the overall impact of a +/- 25bps movement in interest rates on retained earnings, FVOCI, cash flow hedge reserves and pensions. For non-NII items a DV01 metric is used, which is an indicator of the shift in value for a 1bp movement in the yield curve.

Analysis of equity sensitivity (audited)	31 December 2024		31 December 2023

	+25 basis points	-25 basis points	+25 basis points	-25 basis points

Barclays Bank Group	£m	£m	£m	£m
Net interest income	(11)	10	(8)	5
Taxation effects on the above	2	(2)	1	(1)
Effect on profit for the year	(9)	8	(7)	4
As percentage of net profit after tax	(0.2%)	0.2%	(0.2%)	0.1%

Effect on profit for the year (per above)	(9)	8	(7)	4
Fair value through other comprehensive income reserve	(193)	200	(234)	242
Cash flow hedge reserve	(588)	588	(585)	585
Taxation effects on the above[1]	219	(221)	131	(132)
Effect on equity	(571)	575	(695)	699
As percentage of equity	(1.0%)	1.0%	(1.1%)	1.2%
Note:
1  The 2024 methodology has been updated to reflect the expected tax rates of each component impacting equity.

Barclays Bank PLC 2024 Annual Report on Form 20-F	131
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
Although the underlying methodology to calculate the non-traded VaR is identical to the one used in traded management VaR, the two measures are not directly comparable. The non-traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

Analysis of volatility of the FVOCI portfolio in the liquidity pool
	2024			2023
	Average	High	Low	Average	High	Low
For the year ended 31 December	£m	£m	£m	£m	£m	£m
Non-traded market value at risk (daily, 95%)	56	66	45	67	78	51
Daily Value at Risk has been lower on an average in 2024 relative to 2023 driven by a combination of position changes and market volatility reduction.

Barclays Bank PLC 2024 Annual Report on Form 20-F	132
Risk review
Risk performance
Operational risk
All disclosures in this section, pages 132 to 134, are unaudited unless otherwise stated.
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
Security Risk; Premises Risk; Risk Reporting; Supplier Risk; Tax Risk; Technology Risk and Transaction Operations Risk. The operational risk profile is also informed by a number of Connected Risks: Data, Resilience, Third Party Service Provider and Model Connected Risk. These
Connected Risks represent threats to the Barclays Bank Group that extend across multiple risk types, and therefore require an integrated risk approach to reporting and monitoring the risk exposure.
For definitions of these risks refer to the Management of operational risk section of the Barclays PLC Pillar 3 Report 2024. To provide complete coverage of the potential adverse impacts on the Barclays Bank Group arising from operational risk, the operational risk taxonomy extends beyond the risks listed above to cover operational risks associated with other principal risks too.
This section provides an analysis of the Barclays Bank Group’s operational risk profile, including events above the Barclays Bank Group’s reportable threshold, which have had a financial impact in 2024. The Barclays Bank Group’s operational risk profile is informed by bottom-
up risk assessments undertaken by each business unit and top-down qualitative review for each risk type. Fraud, Transaction Operations,
Information Security and Technology continue to be highlighted as key operational risk exposures.
For information on compliance risk events, see the compliance risk section.
Summary of performance in the period
During 2024, total operational risk losses1 reduced to £47m (2023: £54m) and the number of recorded events for 2024 increased to 924 from 839 events recorded during the prior year. The total operational risk losses for the year were mainly driven by events falling within the
Execution, Delivery & Process Management and External Fraud categories, which tend to be high volume but low impact events.
Key metrics

83%
of the Barclays Bank Group’s net reportable operational risk events had a loss value of £50,000 or less

30%
of events by number are due to Execution, Delivery and Process Management

70%
of events by number are due to External Fraud

72%
of losses are from events aligned to Execution, Delivery and Process Management

Barclays Bank PLC 2024 Annual Report on Form 20-F	133
Risk review
Risk performance
Operational risk
Operational risk profile
Within operational risk, there are a large number of small value risk events. In 2024, 83% (2023: 79%) of the Barclays Bank Group’s
reportable operational risk events by volume had a value of less than £50,000 each. Cumulatively, events under this £50,000 threshold accounted for only 27% (2023: 20%) of the Barclays Bank Group’s total net operational risk losses. A small proportion of operational risk events have a material impact on the financial results of the Barclays Bank Group.
The analysis below presents the Barclays Bank Group’s operational risk events by Basel event category:
Operational risk events by BASEL event category

% of total risk events by count
Internal Fraud

2024
2023

External Fraud

2024
2023

Execution Delivery and Process Management

2024
2023

Employment Practices and Workplace Safety

2024
2023

Damage to Physical Assets

2024
2023

Clients Products and Business Practices

2024
2023

Business Disruption and System Failures

2024
2023

% of total risk events by value
Internal Fraud

2024
2023

External Fraud

2024
2023

Execution Delivery and Process Management

2024
2023

Employment Practices and Workplace Safety

2024
2023

Damage to Physical Assets

2024
2023

Clients Products and Business Practices

2024
2023

Business Disruption and System Failures

2024
2023
Note
1The data disclosed includes operational risk losses for reportable events impacting the Barclays Bank Group business areas, having impact of > £10,000 and excludes Gain or Insurance Recovery impacts, events that are compliance or legal risk, aggregate and boundary events. A boundary event is an operational risk event that results in a credit risk impact. Due to the nature of risk events that keep evolving, data for prior year losses are updated.

Barclays Bank PLC 2024 Annual Report on Form 20-F	134
Risk review
Risk performance
Operational risk
▪Execution, Delivery and Process Management impacts during 2024 reduced to £34m (2023: £41m) and accounted for 72% of total operational risk losses (2023: 75%). The events in this category are typical of the banking industry as a whole where high volumes of transactions are processed on a daily basis, mapping mainly to Barclays Transaction Operations risk type. The overall frequency of events in this category in 2024 decreased to 30% of total events by volume (2023: 36%).
▪External Fraud impacts during 2024 remain stable at £13m (2023: £13m) and accounted for 28% of total events by value (2023: 24%).
Volume of events increased to 648 accounting for 70% of total event volume (2023: 529 / 63%). In this category, high volume, low value events are driven by transactional fraud often related to debit and credit card usage. Note: Total External Fraud losses in 2024 including those from events with impact <£10,000 amounted to £63m (2023: £69m).
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
Fraudsters use various techniques to target customers and colleagues directly (i.e. Third Party Fraud ), or the Bank directly (i.e. First Party
Fraud). In the UK and Europe, Authorised Push Payment (APP) Scams is a growing fraud type where customers are deceived to transfer funds from their account to a bad actor. Fraud can also be committed by one or more employees and workers of any entity (i.e. Internal
Fraud) or any unauthorized trading fraud. Additionally, the Barclays Bank Group continues to invest in its processing infrastructure to manage the risk of processing errors as well as ensuring scalability of operations.
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
Operational risk associated with cybersecurity remains a top focus for the Barclays Bank Group. The sophistication of threat actors continues to grow as noted by multiple external risk events observed throughout the year. Cybersecurity incidents across the global Barclays supplier base and financial market intermediaries were observed, and we worked closely with the affected parties to manage potential impacts to the Barclays Bank Group and its clients and customers. The Barclays Bank Group’s cybersecurity incidents did not materially impact the Barclays Bank Group's business strategy, results of operations, or financial condition.
For further information, refer to the operational risk management section.

Barclays Bank PLC 2024 Annual Report on Form 20-F	135
Risk review
Risk performance
Model risk, Compliance risk, Reputation risk and Legal risk
All disclosures in these model risk, compliance risk, reputation risk and legal risk sections on pages 135 to 136 are unaudited unless otherwise stated.
Model risk
The Barclays Bank Group is committed to continually improving model risk management and made a number of enhancements in 2024, including:
•Continued focus on improving model risk control framework.
•Established a programme to meet PRA’s Supervisory Statement 1/23 Model risk management principles for banks.
•Development of a governance framework for approaches which rely on subject matter expert judgement and establishing initial inventory.
•Enhanced quantitative model risk assessment to cover most significant model suites.
•Introduced Artificial Intelligence (AI) Policy, Development of approach to AI validation, and design of associated governance framework.
•Expanded model risk framework to provide transparency around risk themes (Data and Technology) outside the Model Risk
Framework that may impact model outputs.
Compliance risk
The Barclays Bank Group is committed to continuing to drive the right culture throughout all levels of the organisation. The Barclays Bank
Group will continue to enhance effective management of Compliance Risk and appropriately consider the relevant tools, governance and management information in decision-making processes. Focus on management of Compliance Risk is ongoing and, alongside other relevant business and control management information, the Trading Entity Conduct Risk Dashboard is a key component of this.
The Barclays Bank Group continues to review the role and impact of Compliance Risk events and issues in remuneration decisions at both the individual and business level.
In 2024, the Barclays Bank Group maintained focus on new and heightened inherent Compliance Risks, including those relating to the evolving threat landscape as related to financial crime, and challenges in ensuring customer and client data is handled appropriately. These risks continue to be monitored on an ongoing basis.
A key area of focus has been the ongoing embedment of the FCA’s Consumer Duty, Rules for closed products and services took effect at the end July 2024.
Businesses have continued to assess the potential customer, client and market impacts of strategic change. As part of the 2024 medium-
term planning process, material Compliance Risks associated with strategic and financial plans were assessed.
Throughout 2024, Compliance Risks were raised by each business area for consideration by relevant Board level committees. These committees reviewed the risks raised and whether management’s proposed actions were appropriate to mitigate the risks effectively.
During 2024, laws, rules and regulation risk (LRR risk) was embedded as a risk under the Compliance Principal Risk. LRR is intended to mitigate the risk of failing to identify applicable LRRs, and ensure appropriate steps are in place to monitor and oversee LRRs. Work continues to implement processes to support the management and oversight of LRR Risk.
The Barclays Bank Group continued to incur costs in relation to litigation and conduct matters, refer to Note 24 Legal, competition and regulatory matters and Note 22 Provisions for further details. Costs include customer redress and remediation, as well as fines and settlements. Resolution of these matters remains a necessary and important part of delivering the Barclays Bank Group’s strategy and an ongoing commitment to improve oversight of culture and conduct.
Trading Entity Compliance Risk Dashboards, setting out key indicators in relation to conduct and financial crime risk, are provided to the respective Board Risk Committees and senior management. These continue to be evolved and enhanced to allow effective oversight and decision-making. Work is ongoing to enhance the Compliance Risk Control Environment in a timely and effective manner to ensure the
Barclays Bank Group operates within Risk Appetite. The tolerance adherence is assessed by the business areas through key indicators and reported to the relevant Trading Entity Board Committees as part of the Compliance Risk Dashboard governance process.
The Barclays Bank Group remains focused on the continuous improvements being made to manage risk effectively with an emphasis on enhancing governance and management information to identify risk at earlier stages.
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
The Barclays Bank PLC Board considers reputation risks raised by businesses. The Board has also considered whether management’s proposed actions have been appropriate to mitigate the risks effectively.
The Barclays Bank Group continued to incur costs in relation to litigation and conduct matters, please refer to Note 24 to the financial statements (Legal, competition and regulatory matters) and Note 22 to the financial statements (Provisions), for further details. Related

Barclays Bank PLC 2024 Annual Report on Form 20-F	136
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
Legal risk
The Barclays Bank Group remains committed to continuous improvements in managing legal risk effectively. During 2024, an annual review and update was conducted of the Barclays Group wide LRMF to complement and accommodate the introduction of changes to the CRMF
(and described in more detail on page 71), which includes a requirement for the Legal Function to proactively identify, communicate and provide legal advice on applicable laws, rules and regulations.
Other improvements during 2024 included a review and update of the established supporting legal risk policies, standards and mandatory training, reinforced by ongoing engagement with and education of the Barclays Group’s businesses and functions by Legal Function colleagues. Legal risk tolerances and legal risk appetite have also been reviewed.
Tolerances adherence is assessed through key indicators, which are also used to evaluate the legal risk profile and are reviewed, at least annually, through the relevant risk and control committees. Mandatory controls to manage legal risks are set out in the legal risk standards and are subject to ongoing monitoring. The implementation of changes to the CRMF referred to above (and described in more detail on page 71) also mitigate legal risk.

Barclays Bank PLC 2024 Annual Report on Form 20-F	137
Risk review
Supervision and regulation
Supervision of the Barclays Bank Group
The Barclays Bank Group’s operations, including its overseas branches, subsidiaries and associates, are subject to a large number of rules and regulations applicable to the conduct of banking and other financial services business in each of the jurisdictions in which the Barclays
Bank Group operates. These apply to business operations, impact financial returns and include capital, leverage and liquidity requirements, authorisation, registration and reporting requirements, restrictions on certain activities, and conduct of business regulations, amongst other applicable regulatory requirements.
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
Barclays PLC has been approved by the PRA as a financial holding company. Barclays Capital Securities Limited (BCSL) is authorised and subject to prudential supervision by the PRA as a PRA-designated investment firm and subject to conduct regulation and supervision by the
FCA. Barclays Execution Services Limited and Barclays Global Service Centre Private Limited are both appointed representatives of Barclays
Bank PLC. These are arrangements under which the appointed representative is permitted to carry on certain regulated activities in the UK which its principal takes responsibility for and oversees. Appointed representative arrangements must comply with certain statutory and
FCA rules, including on prescribed contractual terms and ongoing monitoring and supervision of the appointed representative by the principal.
The PRA’s supervision of the Barclays Bank Group is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns or cross-firm reviews, reports obtained from skilled persons, information gathering, regular supervisory visits and regular continuous assessment meetings with the management and relevant stakeholders to discuss matters such as strategy, governance, financial resilience, operational resilience, risk management, and recovery and resolution.
Further, the BoE, as the UK resolution authority, informs prudential requirements and sets requirements for the Barclays Group relating to resolution preparedness.
The FCA’s supervision of the UK firms in the Barclays Bank Group is carried out through a combination of proactive engagement meetings, regular supervisory visits, information gathering and regular meetings with the Barclays Bank Group’s management and relevant stakeholders to discuss matters such as customer strategy, fair treatment of customers, and financial crime controls, as well as cross-
sectoral reviews which analyse the different areas of the market and the risks that may lie ahead.
The FCA and the PRA also apply the Senior Managers and Certification Regime (the SMCR) which imposes a regulatory approval, individual accountability and fitness and propriety framework in respect of senior individuals within relevant firms.
FCA supervision has focused on strategic transformation, financial crime controls, conduct risk and customer/client outcomes under the
Consumer Duty (which now applies to both open and closed products), firm culture and non-financial misconduct, fraud controls and reimbursement, access to cash, the fair treatment of vulnerable customers and payment account access and closures.
PRA supervision has focused on strategic transformation, financial and operational resilience (including cyber risk), governance, credit risk management, model risk management, data risk management, systems and controls, climate risk and resolvability, where resolvability is reviewed in conjunction with the Resolution Directorate (a division of the BoE).
Both the PRA and the FCA apply standards that generally either anticipate or go beyond requirements established by global or EU standards, whether in relation to capital, leverage and liquidity, resolvability and resolution or matters of conduct. The UK is in the process of reviewing, repealing and, where relevant, replacing the EU legislation that was onshored into English law following the UK's departure from the EU
(assimilated law). The Financial Services and Markets Act 2023 (FSMA 2023) established a framework for the revocation of assimilated law relating to financial services, with HM Treasury now repealing certain requirements set out in assimilated law. However, the Government is not expected to revoke assimilated law relating to financial services unless the FCA and/or PRA have drafted and consulted on rules in the relevant areas, where it is appropriate that the provisions are replaced.
HM Treasury may specify parts of assimilated law where the regulators are exempt from requirements to consult on new replacement rules, for example where they are restating assimilated law revoked through FSMA 2023 in their rulebooks without material changes or where they are replacing revoked assimilated law with material changes but the only material effect is to reduce a regulatory burden. Where changes also have other material effects, which may include impacts on the regulators’ objectives, for example, the Government has indicated that it is appropriate to require the regulators to consult. There is a significant volume of assimilated law for the UK Government to repeal and replace, so this process remains ongoing and the regulatory landscape continues to develop. There is potential for an increase in regulatory implementation costs in the near term to adapt systems and controls, although areas of divergence from assimilated law have been limited to date.

Barclays Bank PLC 2024 Annual Report on Form 20-F	138
Risk review
Supervision and regulation
FSMA 2023 also introduced the framework for the ‘designated activities regime’ (DAR). The DAR framework allows HM Treasury to designate certain activities which do not require regulatory authorisation to carry them out, but which are currently subject to FCA and PRA supervision under assimilated law.  The DAR will provide a mechanism for the UK regulators to make rules, supervise these activities and exercise enforcement powers in these areas as the relevant provisions in assimilated law are repealed and replaced. The DAR will apply to both authorised and unauthorised persons carrying on designated activities. Implementation costs may be incurred to adapt existing processes as the DAR develops. In January 2025, the Financial Services and Markets Act 2000 (Designated Activities) (Supervision and
Enforcement) Regulations 2025 came into effect. These Regulations give the FCA supervisory and enforcement powers in respect of short selling and consumer composite investment activities.
Supervision in the EU
The Barclays Bank Group’s operations in the European Union are authorised and regulated by a combination of its home regulators and host regulators in the EU countries where the Barclays Bank Group operates.
Barclays Bank Ireland PLC is licensed as a credit institution by the Central Bank of Ireland (CBI) and is therefore subject to supervision by the
CBI as home state or competent authority under various EU financial services directives and regulations. It is further designated as a significant institution falling under direct supervision on a solo basis by the European Central Bank (ECB) for prudential purposes. Barclays
Bank Ireland PLC’s EU branches are supervised by the ECB and are also subject to direct supervision for local conduct purposes by national supervisory authorities in the EU jurisdictions where they are established. Barclays Bank Ireland PLC is subject to the requirements set by the
Single Resolution Board (SRB) as its resolution authority. Barclays Bank Ireland PLC is also subject to supervision by the CBI as home state or competent authority under various EU financial services directives and regulations.
The Barclays Group provides the majority of its cross-border banking and investment services to EEA clients via Barclays Bank Ireland PLC (a subsidiary of Barclays Bank PLC). Additionally, Barclays Bank PLC and BCSL are authorised in certain EEA Member States to enable them to continue to conduct a limited range of activities without a physical presence, including accessing EEA trading venues and interdealer trading. The newly adopted Directive (EU) 2024/1619 (CRD VI) contains a prohibition on providing core banking services, such as lending and deposit-taking into the EU from a third country entity, subject to certain exemptions. Subject to additional guidance from the EU, and pending Member State implementation, Barclays Bank PLC and BCSL may be limited in their ability to provide certain core banking services into the EU. Barclays Bank PLC also has a branch in Paris (to facilitate access to TARGET 2), which is regulated by the ACPR.
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
Barclays PLC, Barclays Bank PLC, Barclays US Holdings Limited (BUSHL), Barclays US LLC (BUSL), and Barclays Group US Inc. (BGUS) are
regulated as bank holding companies (BHCs) by the FRB. BUSL is the Barclays Bank Group’s ultimate US holding company that holds substantially all of the Barclays Bank Group’s US subsidiaries (including Barclays Capital Inc. (BCI) and Barclays Bank Delaware). BUSL is
subject to requirements in respect of capital adequacy, capital planning and stress testing, risk management and governance, liquidity, leverage limits, large exposure limits, restrictions on activities and financial regulatory reporting. Barclays Bank PLC’s New York branch is also subject to enhanced prudential standards relating to, among other things, liquidity and risk management.
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
Under the US framework for regulating swaps and security-based swaps established under Title VII of the Dodd-Frank Act, the CFTC has regulatory authority over swaps, the SEC has regulatory authority over security-based swaps, and the CFTC and SEC jointly regulate mixed swaps (as such terms are defined in the relevant legislation). Accordingly, the Barclays Group’s activities related to US swaps and security-
based swaps are principally conducted by Barclays Bank PLC and are subject to ongoing supervision and regulation by the CFTC and the
SEC, respectively. Barclays Bank PLC is registered as a swap dealer with the CFTC and conditionally registered as a security-based swap dealer with the SEC. Barclays Bank PLC is also subject to the FRB swaps rules with respect to margin and capital requirements. In addition,

Barclays Bank PLC 2024 Annual Report on Form 20-F	139
Risk review
Supervision and regulation
Barclays Bank Ireland PLC is registered as a swap dealer with the CFTC and is subject to the FRB swaps rules with respect to margin and capital.
Supervision in Asia Pacific
The Barclays Bank Group’s operations in Asia Pacific are supervised and regulated by a broad range of national banking and financial services regulators.
Prudential regulation
Prudential regulation in the UK
Certain Basel III standards were originally implemented in EU and UK law through the Capital Requirements Regulation (CRR) and the
Capital Requirements Directive IV (CRD IV), as amended by CRR II and CRD V. These standards were retained in the UK regulatory framework via a series of onshoring instruments when the UK withdrew from the European Union. Under the assimilated law version of the
CRR (the UK CRR), the Barclays Group is subject to a binding Pillar 1 minimum capital requirement to satisfy a Common Equity Tier 1 (CET1)
ratio of 4.5% of risk-weighted assets (RWAs) . However, in practice the Barclays Group is required to and does hold capital significantly in excess of this requirement. Additional capital requirements apply to the Barclays Group including Pillar 2A minimum requirements and capital buffers, including the capital conservation buffer, the countercyclical capital buffer, the O-SII buffer and the G-SIB buffer, as well as
PRA buffer requirements (the Pillar 2B), as explained further below.
Global systemically important banks (G-SIBs), such as the Barclays Group, are subject to a number of additional prudential requirements, including the requirement to hold additional loss-absorbing capacity and additional capital buffers above the level required by Basel III standards. The level of the G-SIB buffer is set by the Financial Stability Board (FSB) according to a bank’s systemic importance and can range from 1% to 3.5% of RWAs. The G-SIB buffer must be met with CET1 capital. In November 2024, the FSB published an update to its list of G-SIBs, maintaining the 1.5% G-SIB buffer that applies to the Barclays Group.
The Barclays Group is subject to a ‘combined buffer requirement’ consisting of (i) a capital conservation buffer of 2.5% of RWAs, and (ii) a countercyclical capital buffer (CCyB). The CCyB is based on rates determined by the regulatory authorities in each jurisdiction in which the
Barclays Group maintains exposures. In the UK, the CCyB rate is set by the FPC and is currently 2%. Like the capital conservation buffer, the
CCyB must be met entirely with CET1 capital.
The PRA requires UK firms to hold additional capital to cover risks which the PRA assesses are not fully captured by the Pillar 1 capital requirement. The PRA sets this additional capital requirement (Pillar 2A) at least annually, derived from each firm's individual capital guidance. Under current PRA rules, the Pillar 2A requirement must be met with at least 56.25% CET1 capital, no more than 43.75%
additional Tier 1 (AT1) capital and no more than 25% tier 2 capital. In addition, the capital that firms use to meet their minimum requirements (Pillar 1 and Pillar 2A) cannot be counted towards meeting the combined buffer requirement. In September 2024, the BoE and
PRA issued a consultation paper (CP9/24) on changes to the Pillar 2A capital framework, including retiring the refined methodology for calculating Pillar 2A requirements in light of incoming proposals to implement Basel III standards (discussed further below) and streamlining firm-specific capital communications.
The PRA may also impose a confidential 'PRA buffer' to cover risks over a forward looking planning horizon, including with regard to firm-
specific stresses or management and governance weaknesses. The PRA buffer must be met separately to the combined buffer requirement, and must be met fully with CET1 capital.
Barclays Bank PLC is subject to prudential regulation by the PRA on a solo-consolidated basis and is required to meet a minimum Common
Equity Tier 1 (CET1) ratio of 10.6% comprising a 4.5% Pillar 1 requirement, a 2.5% capital conservation buffer, a 0.8% countercyclical buffer and a 2.9% Pillar 2A add on.
In December 2023, the PRA published its first collection of near-final policy proposals for implementing certain remaining Basel III standards
(Basel 3.1), including revised frameworks for market risk, operational risk and Credit Valuation Adjustment (CVA) risk. A second policy statement was published by the PRA in September 2024, including near-final rules on credit risk and credit risk mitigation, the implementation of an output floor (requiring reported RWAs calculated under standardised and modelled approaches to be a minimum of
72.5% of fully standardised calculations), and disclosure and reporting. The implementation date for these standards has been extended to
1 January 2027, with a transitional period to ensure full implementation by 1 January 2030.
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
The PRA is consulting on proposed amendments (CP14/24) to the large exposures (LE) framework to implement the remaining Basel large exposure standards (removing the option for firms to use internal models to calculate exposure values to securities financing transactions and introducing a mandatory substitution approach to calculate the effect of the use of credit risk mitigation techniques), as well as other amendments including in respect of the LE limits to intragroup entities and removing the option for firms to exceed LE limits for trading book exposures to third parties.
Additional minimum prudential requirements that apply to the Barclays Group to ensure that sufficient resources are maintained to provide loss absorption in a resolution context are discussed in the sub-section titled ‘TLAC and MREL’ below.

Barclays Bank PLC 2024 Annual Report on Form 20-F	140
Risk review
Supervision and regulation
Prudential regulation in the EU
In the EU, Barclays Bank Ireland PLC is subject to CRR and CRD, each as amended, which implement the Basel III framework. Under this framework, Barclays Bank Ireland PLC is identified as an O-SII by the CBI, which has imposed an O-SII buffer on Barclays Bank Ireland PLC of
1%.
The implementation of the final part of Basel III (Basel 3.1) is effected through CRR III which has applied since January 2025, save for those provisions relating to the Fundamental Review of the Trading Book (or FRTB), which have been deferred until January 2026 by the European
Commission through Delegated Regulation. The European Banking Authority (EBA) has also issued a no-action letter recommending that competent authorities not prioritise enforcement of the new boundaries of the trading book. Given the most recent revision to the timetable for the implementation of Basel 3.1 in the UK to January 2027 (which was triggered by uncertainties in relation to the US implementation), a further delay in the EU cannot be ruled out. The EU implementation otherwise largely follows Basel 3.1 and has significant overlap with the
UK rules, save for important divergences, for example on certain exposure classes, risk weights and application of models.
Prudential regulation in the US
In the US, the Barclays Bank Group (including BUSL) is subject to prudential requirements for large domestic US banking organisations, foreign banking organisations and their intermediate holding companies (IHCs) set by the FRB and other US regulatory agencies. BUSL is a
“Category III” IHC. BUSL (and Barclays Bank Delaware) is subject to reduced (calibrated at 85%) standardised liquidity requirements, including the liquidity coverage ratio and the net stable funding ratio (NSFR).
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
Barclays Bank PLC has complied with the CUSO requirement since 1 January 2022. To date, Barclays Bank PLC has not relied on home country certification.
In 2023, the FRB and other US regulatory agencies proposed changes to the regulatory capital rules applicable to certain US banks, BHCs and IHCs that were intended to be broadly consistent with revisions to Basel III finalised by the Basel Committee on Banking Supervision in
2017.  The FRB has also suggested in public statements that the FRB is considering changes to liquidity regulations after the banking stress of 2023 but has not yet issued a proposal.  The future of these proposals, if any, is highly uncertain.
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
The BoE, as the UK resolution authority, has the power to resolve a UK financial institution that is failing or likely to fail by exercising certain stabilisation tools, including (i) bail-in: the cancellation, transfer or dilution of a relevant entity’s equity and write-down or conversion of the claims of a relevant entity's unsecured creditors (including holders of capital instruments) and conversion of those claims into equity as necessary to restore solvency; (ii) the transfer of all or part of a relevant entity's business to a private sector purchaser; and (iii) the transfer of all or part of a relevant entity's business to a “bridge bank” controlled by the BoE. When exercising any of its stabilisation powers, the BoE must generally provide that shareholders bear first losses, followed by creditors in accordance with the priority of their claims in insolvency.
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
The BoE’s preferred approach for the resolution of the Barclays Group is a bail-in strategy with a single point of entry at Barclays PLC. Under such a strategy, Barclays PLC’s subsidiaries (including entities within Barclays Bank Group) would remain operational while Barclays PLC’s capital instruments and eligible liabilities would be written down or converted to equity in order to recapitalise the Barclays Group and allow for the continued provision of services and operations throughout the resolution. The order in which the bail-in tool is applied reflects the

Barclays Bank PLC 2024 Annual Report on Form 20-F	141
Risk review
Supervision and regulation
hierarchy of capital instruments under applicable UK legislation and rules and otherwise respecting the hierarchy of claims in an ordinary insolvency. Accordingly, the more subordinated the claim, the more likely losses will be suffered by owners of the claim.
The PRA has made rules that require authorised firms to draw up recovery plans and resolution packs. Recovery plans are designed to outline credible actions that authorised firms could implement in the event of severe stress in order to restore their business to a stable and sustainable condition. The submission of resolution packs was suspended by the PRA in 2018 until further notice and replaced by annual resolution reporting. It continues to be suspended pending PRA assessment of areas of potential duplication between different reporting expectations. The Barclays Group, however, is required to provide the PRA with a recovery plan biennially, although the Barclays Group maintains and refreshes this on an annual basis.
Removal of potential impediments to an orderly resolution of a banking group or one or more of its subsidiaries is considered as part of the
BoE’s resolution planning for each firm, and the BoE can require firms to make significant changes in order to enhance their resolvability.
Under the BoE’s Resolvability Assessment Framework (RAF), firms are required to have in place capabilities covering three resolvability outcomes: (i) adequate financial resources; (ii) being able to continue to do business through resolution and restructuring; and (iii) being able to communicate and co-ordinate within the firm and with authorities. Barclays Group’s second self-assessment report on resolvability under the RAF was submitted to the PRA/BoE in 2023 and the BoE’s assessment on the report was published in August 2024. The BoE’s
2024 assessment was more detailed than in previous years. The BoE identified that there are no shortcomings, deficiencies or substantive impediments in the Barclays Group’s capabilities that could impede Barclays’ ability to execute the preferred resolution strategy. The BoE did note that there were three areas for further enhancement relating to the provision of timely valuations, in respect of operational continuity in resolution relating to the inclusion of resolution-resilient language in service contracts, and restructuring planning. The Barclays Group continues to develop its capabilities in these areas and is engaging with the BoE on these areas identified for enhancements. In future, the
PRA/BoE could exercise its various powers to direct the Barclays Group to address any relevant issues. In January 2025, amendments to the
PRA rules were introduced which now require firms to make submissions under the relevant resolution rules on a ‘periodic’ basis rather than the previous fixed two-year cycles (PS1/25). The BoE and PRA will require firms to submit their next resolution reports in 2026, with a public disclosure to be made in 2027.
While regulators in many jurisdictions have indicated a preference for single point of entry resolution for the Barclays Group, additional resolution or bankruptcy provisions may apply to certain non-UK Barclays Bank Group entities or branches.
In the EU, Barclays Bank Ireland PLC is required by the ECB to submit a standalone BRRD compliant recovery plan on an annual basis. As a
Significant Institution under direct ECB supervision, Barclays Bank Ireland PLC falls within the remit of the Single Resolution Board (SRB).
Under the provisions of the BRRD and EU Single Resolution Mechanism Regulation (SRMR), the SRB is required to determine the optimal resolution strategy for Barclays Bank Ireland PLC and, also, to prepare a resolution plan for the bank. The SRB undertakes this work within the context of the BoE’s preferred resolution strategy of single point of entry with bail in at Barclays PLC. In order to carry out its mandate, the SRB collects detailed structural and other information from Barclays Bank Ireland PLC on a regular basis, as well as engaging with the bank to identify and address impediments to resolution. This work is done in coordination with the BoE, as the Barclays Group resolution authority. Barclays Bank Ireland PLC meets the SRB’s requirements for resolution as set out in the SRB’s ‘Expectations for Banks’.
In April 2023, the EU Commission also proposed certain reforms to strengthen the EU’s bank crisis management and deposit insurance
(CMDI) framework, including extending depositor protection to public entities and client money deposited in certain types of client funds.
The EU legislative process remains ongoing and the future of this proposal is not yet clear in the new legislative cycle 2024-2029. The EU is also reviewing its approach to securitisation from a prudential perspective with a view to stimulating the market in securitised products.
In the US, Title I of the Dodd-Frank Act (DFA), as amended, and the implementing regulations issued by the FRB and the FDIC require each foreign-based bank holding company with assets of $250bn or more, including those within the Barclays Group, to prepare and submit a plan for the orderly resolution of subsidiaries and operations that are domiciled in the US or conducted in whole or material part in the US in the event of future material financial distress or failure. The Barclays Group submitted a “targeted plan” in December 2021. The agencies did not identify any shortcomings or deficiencies with the Barclays Group’s 2021 US Resolution Plan. In August 2024, the FRB and FDIC finalised new guidance for foreign triennial full filers (such as the Barclays Group) that would affect the content required to be included in the US
Resolution Plan. The final guidance generally represents an expansion of the current 165(d) resolution planning guidance applicable to the
Barclays Group. The Barclays Group’s next submission of the US Resolution Plan in respect of its US operations will be a “full plan” due by 1
October 2025.
BUSL may also be resolved under the Orderly Liquidation Authority established by Title II of the DFA, a regime for the orderly liquidation of systemically important financial institutions by the FDIC, as an alternative to proceedings under the US Bankruptcy Code. In addition, the licensing authorities of Barclays Bank PLC New York branch and of Barclays Bank Delaware have the authority to take possession of the business and property of the applicable branch or entity they license and/or to revoke or suspend such license.
TLAC and MREL
The Barclays Group is under the supervision of the BoE, as the UK resolution authority, and is subject to a Minimum Requirement for Own
Funds and Eligible Liabilities (MREL), which includes a component reflecting the FSB’s standards on total loss absorbency capacity (TLAC).
Since 1 January 2022, G-SIBs with resolution entities incorporated in the UK have been required to meet an MREL equivalent to the higher of: (i) two times the sum of their Pillar 1 and Pillar 2A requirements; or (ii) the higher of two times their leverage ratio requirement or 6.75%
of leverage exposures. The Barclays Group is also required to meet binding external MRELs in 2024 on the basis of a bail-in resolution strategy comprising a binding minimum capital requirement of 12.6% of RWAs, MREL of 25.2% of RWAs, and a loss-absorbing capacity
(MREL plus buffers) of 30.0% of RWAs. Internal MREL for material subsidiaries is subject to a scalar in the 75-90% range of the external requirement that would apply to the subsidiary if it were a resolution entity. The starting point for the scalar is 90% for ring-fenced bank sub-groups. In October 2024, the BoE launched a consultation on proposals to amend its statement of policy on its approach to setting
MREL (the MREL SoP). This forms part of the repeal and restatement (with modifications) process of assimilated law and the BoE does not consider that its proposals would result in fundamental changes to the overall impact of its MREL policy.

Barclays Bank PLC 2024 Annual Report on Form 20-F	142
Risk review
Supervision and regulation
Barclays Bank Ireland PLC is subject to the SRB’s MREL policy, as issued in May 2024, in respect of the internal MREL that it will be required to issue to the Barclays Group. The SRB’s current calibration of internal MREL for non-resolution entities is expressed as two ratios that have to be met in parallel: (a) two times the sum of: (i) the firm’s Pillar 1 requirement; and (ii) its Pillar 2 requirement; and (b) two times the leverage ratio requirement. The SRB’s policy does not apply any scalar in respect of the internal MREL requirement. Under the SRB MREL policy, a bank specific adjustment and a market confidence charge can be applied by the SRB to MREL requirements. Since 1 January 2024, a revised deduction regime applies for the indirect subscription of instruments eligible for internal MREL to avoid the double-counting of
MREL elements at the level of intermediate entities within a resolution group.
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
Ring-fencing requires, among other things, the separation of the retail and SME deposit-taking activities of UK banks from wholesale and investment banking operations into a legally distinct, operationally separate and economically independent entity (i.e. a ‘ring-fenced bank’), which is not permitted to undertake a range of activities. Under FSMA, the PRA is required to review its ring-fencing rules every five years following the rules coming into force, with the first report having been published in January 2024. The PRA intends to consult in due course on targeted reforms to its ring-fencing rules as a result of its review, although the overall conclusion was that most of those rules are performing satisfactorily.  Separately, HM Treasury has introduced legislative amendments to implement near-term reforms to the ring-
fencing regime which took effect in February 2025. These reforms have, amongst other measures, increased the core deposit threshold
(which determines whether a UK bank is subject to the ring-fencing regime) from £25bn to £35bn, exempted predominantly retail-focussed banks from the ring-fencing regime by introducing a secondary threshold (referred to as the trading assets exemption), permitted ring-
fenced banks to establish branches and subsidiaries outside of the UK or the EEA (subject to PRA rules) and introduced a new four-year transition period for UK non-ring-fenced banks to comply with the ring-fencing regime following mergers or acquisitions.
In the EU, structural reform is taking the form of further integration of the banking union and on the financial markets side the proposed
Savings and Investment Union and the Retail Investment Strategy. This will entail further consolidation of the market in the EU and an increasing focus on legislation by way of directly applicable regulations. Structural reform might, over time, also come through further strengthening the powers of the European Supervisory Authorities (ESAs).
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
The wholesale financial markets in the EU are facing reform to apply the lessons learned from the introduction of the Markets in Financial
Instruments Directive and Markets in Financial Instruments Regulation (collectively referred to as MiFID II) and various other pieces of legislation, which will affect how the Barclays Bank Group transacts with counterparties and customers in the EU and how it packages its investment services. Various aspects of MiFID II and related legislation have been subject to change as a result of the EU’s ongoing focus on the development of a stronger Savings and Investment Union.
In the UK, FSMA 2023 introduced reforms to remove certain requirements which were previously applicable to trading in wholesale markets and to promote investment in line with the Wholesale Markets Review. Other changes, for example on trade transparency requirements have been progressed by way of amendments to regulatory rules and guidance and an FCA review of the UK transaction reporting regime is underway.
Regulation of benchmarks
As a regulatory response to the LIBOR scandal, the EU and UK Benchmarks Regulations apply to the administration, contribution and use of benchmarks within the EU and the UK, respectively. Financial institutions within the EU or the UK, as applicable, are prohibited from using benchmarks unless their administrators are authorised, registered or otherwise recognised in the EU or the UK, respectively. This prohibition will apply in respect of third country benchmark administrators from the end of 2025 (EU) and 2030 (UK). The European Commission has
published a proposal to amend the EU Benchmark Regulation to reduce the scope of benchmark administrators subject to its requirements.
This proposal needs to go through the European legislative process, with potential new rules applying from the beginning of 2026.  The

Barclays Bank PLC 2024 Annual Report on Form 20-F	143
Risk review
Supervision and regulation
phase out of LIBOR has now been completed, with the remaining synthetic LIBOR settings for holders of legacy contracts published for the last time on 30 September 2024.  Other global benchmarks are now being phased out through 2025. Global regulators in conjunction with the industry have developed alternative benchmarks and risk-free rate fallback arrangements, including updates to existing, as well as new, applicable legislation.
Regulation of the derivatives market
The European Market Infrastructure Regulation (EMIR) imposes requirements in the EU and the UK which are designed to improve transparency and reduce the risks associated with the derivatives market. EMIR has operational and financial impacts on the Barclays Bank
Group, including by imposing collateral requirements on the Barclays Bank Group, as well as a requirement to centrally clear certain OTC derivatives contracts with certain market participants. Following the UK’s departure from the EU, EMIR rules were onshored into English law and now form part of UK assimilated law (UK EMIR). Access to the clearing services of certain Central Counterparties (CCPs) used by
Barclays Bank Group entities is currently permitted under temporary equivalence and recognition regimes in the UK and EU. In the UK, the temporary recognition regime for non-UK CCPs has now been extended until the end of December 2026. Targeted amendments to the UK
EMIR reporting framework were implemented in September 2024, which aimed to align the regime with international guidance (where appropriate).
In the EU, access to the clearing services of certain non-EU CCPs used by Barclays Bank Group entities is permitted through recognised third country CCPs. For UK CCPs, this recognition is currently envisaged to end on 30 June 2025. In April 2024, amendments to the EU EMIR reporting requirements (relating to the details and formats of reports, for example) introduced by regulatory and implementing technical standards under the EMIR REFIT Regulation took effect. Further proposals to amend the EU EMIR framework (Regulation (EU) 2024/2987 and Directive (EU) 2024/2994, referred to collectively as EMIR 3) came into force on 24 December 2024. The changes introduced by EMIR 3 seek to reduce the reliance and exposure to third-country CCPs and enhance the competitiveness of CCPs in the EU. EMIR 3 will require EU entities to clear a representative amount of their trades through EU authorised CCPs, as part of the new “active account” regime which requires certain financial and non-financial counterparties exceeding the clearing threshold in defined categories of derivative contracts to hold at least one clearing account at CCPs authorised in the EU. These changes aim to reduce the concentration of exposures to systemically important UK CCPs in particular, but other EMIR 3 changes will also apply. For example, EMIR 3 will amend the intragroup transactions definition, removing the need for equivalence decisions to have been issued, which may make it easier to rely on the relevant intragroup exemptions in respect of clearing and margin requirements.
US regulators have imposed similar rules as in the EU with respect to the mandatory on-venue trading and clearing of certain derivatives, and post-trade transparency, as well as in relation to the margining of OTC derivatives. In December 2017, the CFTC and the European
Commission recognised the trading venues of each other’s jurisdiction to allow market participants to comply with mandatory on-venue trading requirements while trading on certain venues recognised by the other jurisdiction. In August 2024, the CFTC extended temporary relief that would permit trading venues and market participants located in the UK to continue to rely on this mutual recognition framework following the withdrawal of the UK from the EU.
Certain participants in US swap markets are required to register with the CFTC as ‘swap dealers’ or ‘major swap participants’ and/or, with the SEC as ‘security-based swap dealers’ or ‘major security-based swap participants’. Such registrants are subject to CFTC and/or SEC regulation and oversight. Barclays Bank PLC is registered with the CFTC as a swap dealer and conditionally registered with the SEC as a security-based swap dealer. In addition, Barclays Bank Ireland PLC is registered as a Swap Dealer with the CFTC.
Accordingly, Barclays Bank PLC and Barclays Bank Ireland PLC are both subject to CFTC rules on business conduct, record-keeping and reporting, and Barclays Bank PLC is subject to SEC rules on business conduct, record-keeping and reporting. However, since Barclays Bank
PLC and Barclays Bank Ireland PLC are non-US swap dealers, they are only subject to certain of the CFTC’s requirements in respect of swap transactions.  Whether and the extent to which such CFTC requirements apply to any particular swap transaction may depend on whether the counterparty to such swap transaction is a US person or guaranteed by or affiliated with a US person. In addition, since Barclays Bank
PLC is a non-US security-based swap dealer, it is only subject to certain of the SEC’s requirements in respect of security-based swap transactions.  Whether and the extent to which such SEC requirements apply to any particular security-based swap transaction may depend on whether the counterparty to any security-based swap transaction is a US person or guaranteed by a US person, or whether the transaction is arranged, negotiated, or executed by US-based Barclays personnel. Additionally, Barclays Bank PLC and Barclays Bank Ireland
PLC have elected to comply with certain CFTC/SEC requirements, as applicable, through ‘substituted compliance’ with EU/UK requirements pursuant to relevant determinations and related relief issued by the SEC and the CFTC, as applicable.
Barclays Bank PLC and Barclays Bank Ireland PLC are subject to FRB rules on capital and margin.
In 2024, the CFTC adopted amendments to its capital and financial reporting requirements for swap dealers. The new rules codify certain no-action relief and add specificity as to existing reporting requirements.
Other significant regulatory developments in the US
In 2023, the SEC finalised amendments to shorten the standard settlement cycle for most broker-dealer transactions in securities from two business days after the trade (T+2) to one business day after the trade (T+1), which requires significant changes to BCI’s settlement procedures and practices, and introduced new rules requiring market-wide improvements in the rate of same-day affirmations and on central matching service providers. This reduced settlement cycle will have knock-on effects for both the UK and EU markets as they seek to introduce similarly shortened settlement cycles.
On 13 October 2023, the SEC adopted new rules to establish broad reporting requirements of the terms of securities loans to FINRA for public dissemination, and requiring FINRA to make publicly available certain information it receives regarding those lending transactions.
Although the rule has been challenged in court, there has been no stay of the rule’s implementation. The FINRA rules associated with the rulemaking are required to be effective in January 2025, and the reporting requirements to FINRA begin in January 2026.

Barclays Bank PLC 2024 Annual Report on Form 20-F	144
Risk review
Supervision and regulation
On 13 October 2023, the SEC adopted new rules requiring a wide range of firms to file monthly reports with the SEC for large short positions in equity securities on a new Form SHO and amendments to the National Market System plan governing the Consolidated Audit Trail, which adds an additional reporting requirement for CAT-reporting firms relying on the bona fide market maker exception to Reg SHO’s locate requirement. Although the rule has been challenged in court, there has been no stay of the requirement to begin filing Form SHO reports, and that requirement begins in January 2025.
On 30 October 2023, the SEC issued exemptive relief, which exempts broker-dealers from their information review obligations concerning the issuer of an over-the-counter security prior to publication or submission of a quotation in that security with respect to a fixed-income security to be sold in compliance with the safe harbor in Rule 144A under the Securities Act of 1933.
On 13 December 2023, the SEC adopted rule amendments under the Exchange Act that, among other things, will mandate central clearing of certain US Treasury securities transactions and amend the broker-dealer customer protection rule as it applies to margin posted for transactions in US Treasury securities. These rule amendments could impose additional costs on the Barclays Bank Group’s Treasury securities trading activity. Although there is some discussion as to whether deadlines for implementation might be extended, the amended rule’s compliance date remains 31 December 2025.
On 18 September 2024, the SEC unanimously amended certain rules under Regulation NMS (National Market System) to adopt variable minimum pricing increments, reduce access fee caps for protected quotations, and require that the amount of exchange fees and rebates be determinable at the time of execution, among other changes. The compliance date for the amended rule has been set as the first business day in November 2025. The rule is currently under challenge and the SEC has ordered a partial stay of the rule’s effectiveness pending the outcome of that petition for review.
Other regulation
Consumer protection, digital access, culture and diversity and inclusion
The FCA’s Consumer Duty is now in force for new and existing products or services that are open to sale or renewal, as well as closed products and services. The duty sets higher expectations for the standard of care that firms provide to retail customers and impacts all aspects of Barclays’ retail businesses, including every retail customer journey, product and service as well as Barclays Bank Group's relationships with partners, suppliers and third parties. This has resulted in significant implementation costs and there are also continued
higher ongoing costs for the industry as a result of extensive monitoring and evidential requirements. In setting out its strategy for supervision of the retail banking industry in 2025, the FCA has reiterated the importance of the Consumer Duty as a continued priority for the FCA and its expectations for firms to embed the Consumer Duty into their culture and purpose.
Other areas of strategic priority for the FCA’s supervision include the fair treatment of customers in financial difficulty, access for customers to payment accounts and banking services (discussed further below), compliance with operational resilience rules, the continued
management of financial crime and fraud risks, and the role of banks in developing sustainable finance offerings and the importance of ensuring that sustainability-related claims associated with products are clear, fair and not misleading.
In the UK, the wider financial industry may be impacted by the October 2024 Court of Appeal judgments on commission arrangements in the motor finance industry, subject to the result of the appeals of those judgments to the Supreme Court, and to the FCA’s ongoing review of the motor finance market. In December 2024, the FCA announced an extension to the time motor finance firms have to handle complaints on lender commissions until after 4 December 2025, following on from the Court of Appeal’s judgments in Johnson v FirstRand
Bank, Wrench v FirstRand Bank and Hopcroft v Close Brothers Ltd [2024] EWCA Civ 1282. The decisions in these cases could, subject to these appeals, impact the availability and terms of financing, risk of future claims, and the likelihood of a FCA consumer redress scheme.
There could also be wider market and industry implications of the judgments and/or the appeals, which could adversely affect the Barclays
Bank Group’s business, results of operations, financial condition and prospects.
Barclays Bank Group's regulators have enhanced their focus on the promotion of cultural values as a key area for banks. The UK regulators have also begun focusing on diversity and inclusion in financial services firms, with the PRA and FCA having published a consultation on the introduction of a new regulatory framework on diversity and inclusion in September 2023. The FCA has stated that it expects to publish a policy statement on non-financial misconduct early in 2025, with the FCA and PRA intending to publish policy statements on the remaining diversity and inclusion proposals in Q2 2025. The UK Government is expected to consult on abolishing the Certification Regime that applies under the SMCR and replace this with a more proportionate approach, although details of these proposals are yet to be published.
Following increasing regulatory focus in 2023, the FCA published its findings on the reasons for payment account closures, in light of concerns that customer accounts were being closed on the basis of customers’ political views. In September 2024, the FCA published a follow-up report outlining further findings and expectations for firms, particularly in respect of the Consumer Duty. HM Treasury previously announced plans to require banks to provide clear and tailored reasons for the closure of payment accounts as well as extending the notice period of such closure to 90 days, although these reforms have not yet been implemented.
FSMA 2023 contains provisions mandating that the Payment Systems Regulator (PSR) require the reimbursement of authorised push payment scams by payment service providers, including Barclays. This new reimbursement requirement took effect in October 2024. It has imposed a maximum reimbursement limit of £85,000 with costs split 50:50 between the sending and receiving firms. Similar but less stringent rules will apply in the EU with the expected adoption in 2025 of the proposed amendment to the Payment Services Directive and the new Payment Services Regulation (together known as PSD).
In the EU, new initiatives such as the proposed Regulation on Financial Data Access (FIDA) establish a framework on data sharing between financial institutions at the initiative of customers, allowing financial institutions to better tailor products and services.

Barclays Bank PLC 2024 Annual Report on Form 20-F	145
Risk review
Supervision and regulation
Data protection
Most jurisdictions where the Barclays Bank Group operates have adopted or are considering comprehensive laws concerning data protection and privacy. Regulations regarding data protection are increasing in number, as well as levels of enforcement, as manifested in increased amounts of fines and the severity of other penalties. We expect that personal privacy and data protection will continue to receive attention and focus from regulators, as well as public scrutiny and attention.
The EU’s General Data Protection Regulation (GDPR) and the UK’s General Data Protection Regulation (UK GDPR) provide a framework of rights and duties designed to safeguard personal data and apply to the activities conducted from an establishment in the EU or the UK, respectively. The extraterritorial effect of the GDPR and the UK GDPR means entities established outside the EU or the UK may fall respectively within the GDPR or the UK GDPR’s ambit when offering goods or services to EU/UK based customers or clients or conducting behavioural monitoring of individuals in the EU/UK. The Data (Use and Access) Bill was introduced to the UK Parliament in October 2024, which if enacted will bring some divergence between the EU GDPR and UK GDPR.
The data regime in China is likely to continue to evolve, governing the collection, processing and cross-border transfers of China-based individuals' personal data and restricted data (e.g. macro/derived characteristics data which, if tampered with, divulged or destroyed, may endanger China's economic operation, social stability, national security - among other things - having regard to the volume and granularity of the data). In India, in preparation for the implementation of the Digital Personal Data Protection Act, which passed in 2023, the
Government has yet to issue finalised implementation rules for a robust mechanism of privacy protection and rights. Except under certain exemptions, its scope would include the processing of personal data in India and would extend to the profiling of, and offering goods and services to, India-based individuals outside of India. As the global data protection regulatory landscape develops, non-compliance with any such requirements and rules could lead to regulatory fines and other penalties.
In the US, Barclays Bank Delaware is subject to the US Gramm-Leach-Bliley Act (GLBA) and the California Consumer Privacy Act of 2018, as
amended by the California Privacy Rights Act of 2020 (CPRA). The GLBA limits the use and disclosure of non-public personal information to non-affiliated third parties, and requires financial institutions to provide written notice of their privacy policies and practices and implement certain information security policies and practices. Any violations of the GLBA could subject Barclays Bank Delaware to additional reporting requirements or regulatory investigation or audits by the financial regulators. More broadly, the Barclays Bank Group's US operations are subject to the CPRA which applies to personal information that is not collected, processed, sold or disclosed subject to the GLBA. The CPRA requires applicable members of the Barclays Bank Group to both provide California residents with additional disclosures regarding the collection, use and sharing of personal information and grant California residents access, deletion, correction and other rights, including the right to opt-out of certain sales or transfers of personal information and the right to limit the processing of sensitive personal information to certain purposes. Any violations of the CPRA may be subject to enforcement by the California Privacy Protection Agency and the California
Attorney General and the imposition of monetary penalties, as well as potential lawsuits arising from the private right of action provided to
California residents in the case of certain data breaches. Bills proposed in the United States Congress and in the legislatures of various US states from time to time, if enacted, may have further impact on the data privacy practices of Barclays’ US operations. In addition, all 50 states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others.
In May 2024, the SEC adopted amendments to expand the scope of and introduce new requirements under Regulation S-P, a set of privacy rules adopted pursuant to the GLBA and the Fair and Accurate Credit Transactions Act of 2003 that govern the treatment of non-public personal information about consumers by certain financial institutions, including BCI. In addition to expanding the scope of customer information protected under Regulation S-P’s safeguards and disposal rules, the amendments will require covered financial institutions to (i)
develop, implement and maintain written policies and procedures for an incident response program reasonably designed to detect, respond to and recover from unauthorised access to or use of customer information, (ii) notify individuals whose sensitive customer information was, or is reasonably likely to have been, accessed or used without authorisation as soon as practicable, but not later than 30 days, after becoming aware that an incident has or is reasonably likely to have occurred and (iii) establish, maintain and enforce written policies and procedures reasonably designed to require oversight and monitoring of service providers, including by requiring relevant service providers to provide notification to the covered institution as soon as possible, but no later than 72 hours, after becoming aware of a breach in security has occurred resulting in unauthorised access to a customer information system maintained by the service provider.
In October 2024, the CFPB released its final rule titled “Required Rulemaking on Personal Financial Data Rights” as required to implement
Section 1033 of the Consumer Financial Protection Act of 2010. The final rule requires banks, credit unions and other financial service providers that meet the definition of covered data providers to make covered data regarding covered products and services available in an electronic form to consumers and authorised third parties, subject to a number of requirements. The final rule also sets out  criteria a third party must satisfy in order to be an authorised third party and therefore access consumers’ data, including certifying to the relevant consumer it will satisfy certain obligations regarding the collection, use and retention of covered data and obtaining express and informed consumer consent.  Compliance with this rule will be phased in over several years, with the first set of requirements taking effect from 1
April 2026, and with Barclays Bank Delaware becoming subject to the rule on 1 April 2027.
Cybersecurity and operational resilience
Regulators globally continue to focus on cybersecurity risk management, organisational operational resilience and overall soundness across all financial services firms, with customer and market expectations of uninterrupted access to financial services remaining at an all-time high.
The regulatory focus has been further heightened by the increasing number of high-profile ransomware and other supply chain attacks seen across the industry in recent years and the growing reliance of financial services on Cloud and other third party service providers. This is evidenced by the continuing introduction of new laws and regulatory frameworks directed at enhancing resilience of both firms and their critical third party providers. The UK operational resilience framework introduced in March 2021 requires firms to be able to remain within impact tolerances set for their important business services, in severe but plausible disruption scenarios such as a cyberattack, by no later than 31 March 2025. In December 2024, the FCA and the PRA each published a consultation paper (CP24/28 and CP17/24 respectively) on proposals for firms to report operational incidents and their material third party arrangements to enhance the operational resilience

Barclays Bank PLC 2024 Annual Report on Form 20-F	146
Risk review
Supervision and regulation
framework. The FCA has stated that it expects to publish finalised rules in a policy statement in the second half of 2025, whilst the PRA has stated that the proposed implementation date for its proposals is no earlier than the second half of 2026.
FSMA 2023 introduced a new regime for designated critical third party providers (CTPs). In November 2024, the FCA, PRA, and BoE jointly released the final rules and expectations for designated CTPs with the final rules having taken effect from 1 January 2025. Whilst the new rules apply to designated CTPs themselves, there may be additional impact and costs for the Barclays Bank Group incurred in connection with updating existing supplier arrangements to reflect the new CTP requirements where suppliers are designated as critical CTPs.
The EU’s Digital Operational Resilience Act (DORA) entered into force in January 2023 and has applied from 17 January 2025, introducing comprehensive and sector specific regulation on Information Communication Technologies (ICT) incident reporting, testing and third party risk management, and providing for direct oversight of critical third party providers servicing the EU financial services sector. Firms which do not meet the regulations under DORA can face significant fines and other regulatory measures.
The EU’s Network and Information Security (NIS) Directive, which aimed to improve the resilience of network and information systems in the EU against cybersecurity risks, has been updated. The revised version, NIS2, applies from 18 October 2024 and imposes stricter security, governance and incident reporting requirements. Failure to comply can lead to significant fines and senior manager liability among other things. The extraterritorial effect of NIS2 means entities established outside the EU may fall within its ambit if providing certain services in the EU. In the UK, the original NIS Directive was transposed into UK law and still applies but a new Cyber Security and Resilience Bill is planned to be introduced to Parliament in 2025.
In 2023, the SEC finalised disclosure rules regarding cybersecurity risk management, governance and incident reporting by US-listed companies, including foreign private issuers such as Barclays PLC and Barclays Bank PLC. The rules require foreign private issuers to annually disclose the policies and procedures relied upon to identify and manage cybersecurity risks, including risk management strategy and whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the issuer, its business strategy, results of operations or financial condition. In addition, Barclays PLC and Barclays Bank PLC must annually describe Barclays’ board of directors’ oversight of risks from cybersecurity threats, the board committee responsible for the oversight of such risks, and the processes by which the board or such committee is informed of these risks;
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
In late 2023, NYDFS amended its cybersecurity regulation applying to the New York Branch of Barclays Bank PLC, with various implementation deadlines through November 2025. The NYDFS's amended cybersecurity regulation contains significant updates, including enhanced notification requirements, cybersecurity governance obligations, and requirements applicable to cybersecurity policies and procedures (e.g. encryption and multi-factor authentication, business continuity and incident response plans, and vulnerability management).
The existing and anticipated requirements specified in the UK, EU, and US for increased controls will serve to improve industry standardisation and resilience capabilities, enhancing Barclays Bank Group's ability to deliver services during periods of potential disruption.
Such measures are resulting in increased technology and compliance costs for the Barclays Bank Group.
Artificial intelligence
A number of jurisdictions where the Barclays Bank Group operates have adopted or are considering adopting laws regulating artificial intelligence (AI).
The EU’s Artificial Intelligence Act (EU AI Act), which entered into force on 1 August 2024, provides rights and duties designed to ensure the safe and ethical deployment of AI. The EU AI Act requires organisations to ensure suitable levels of AI literacy within their workforce and categorises AI systems based on their level of risk. It has a phased approach to compliance, with the first set of requirements prohibiting certain uses of AI applying from 2 February 2025. It also establishes a rigorous compliance regime for high-risk AI applications (which provisions apply from 2 August 2027). The extraterritorial effect of the of EU AI Act means entities established outside the EU fall with the
EU AI Act’s ambit if they provide or deploy AI in the EU or the output of their AI is used in the EU.
Similarly, several U.S. states are considering enacting or have already enacted regulations concerning the use of AI technologies, including
Colorado’s An Act Concerning Consumer Protections In Interactions with AI Systems and the Utah AI Policy Act.  Moreover, U.S. federal  and state agencies and regulators are considering how existing laws and regulations may apply to the use of AI technologies.  For example, in
October of 2024, NYDFS issued guidance addressed to executives and information security personnel of regulated entities to assist them in understanding and assessing cybersecurity risks associated with the use of AI, and implementing appropriate controls to mitigate such risks using the cybersecurity regulation as a relevant framework (e.g. undertaking AI-specific risk assessments, accounting for AI-related risks in contracts with third party service providers, implementing access controls to combat deepfakes and other AI-enhanced social engineering attacks).
Regulatory initiatives on ESG
Regulatory initiatives on ESG in the UK
In the UK, the FCA published final rules on the UK Sustainability Disclosure Requirements regime in November 2023 which set out new requirements to prepare sustainability-related product and entity level disclosures for certain firms, as well as a new sustainable investment labelling regime and anti-greenwashing rule applicable to all authorised firms. The new anti-greenwashing rule (and associated guidance)
came into force on 31 May 2024 and the labelling regime was made available from 31 July 2024, whilst the disclosure regime continues to be implemented on a phased basis from late 2024 until the end of 2026. The FCA also published a consultation in April 2024 on extending the SDR and investment labels regime to portfolio management and expects to publish a Policy Statement and further information about implementation in Q2 2025.

Barclays Bank PLC 2024 Annual Report on Form 20-F	147
Risk review
Supervision and regulation
The Digital Markets, Competition and Consumers Act 2024 (DMCCA) received Royal Assent in May 2024, introducing major updates to UK competition and consumer protection laws. These reforms included the expansion of the powers held by the Competition and Markets
Authority (the ‘CMA’), in relation to digital markets, merger control and antitrust rules, as well as consumer law. Expected to commence in spring 2025, the CMA will be able to directly impose significant fines of up to 10% of global turnover for breaches of consumer protection law. As one of the regulators entrusted with consumer protection in the UK, the CMA has already been actively focusing on misleading environmental claims, with recent investigations and regulatory action taken in relation to the UK fashion industry for example. The CMA has the ability to investigate potential breaches of consumer protection laws by financial services firms also, and the FCA will be able to make recommendations to the CMA to exercise its powers under the DMCCA. The DMCCA also simplifies and enhances the process by which the regulators may obtain enforcement orders and undertakings for breaches of consumer law. The Advertising Standards Authority is responsible for regulating the content of advertisements, sales promotions and direct marketing in the UK, and has also been focusing on greenwashing, including investigating and making rulings against advertisements from financial services firms due to greenwashing
In its election manifesto, the Government stated that it would mandate UK regulated financial institutions and FTSE 100 companies to develop and implement credible transition plans that align with the 1.5°C goal of the Paris Agreement. Consequently, it intends to consult in
H1 2025 on how best to take that commitment forward. The UK’s Transition Plan Taskforce (TPT) concluded its work on a disclosure framework for transition plans in October 2024, with the International Financial Reporting Standards (IFRS) Foundation now assuming responsibility for the TPT’s disclosure materials. It is widely expected that the work of the TPT will likely form the basis of transition plan disclosure requirements mandated by the Government and UK regulators.
In September 2024, the Government published information on its framework to create UK Sustainability Reporting Standards (UK SRS).
Subject to an affirmative endorsement decision, and following a consultation process, the Government would create the first two UK
Sustainability Reporting Standards, based on those of the International Sustainability Standards Board (ISSB) (IFRS S1 on general requirements for disclosure of sustainability related financial information  and IFRS S2 on climate-related disclosures) and these standards will form part of a wider Sustainability Disclosure Reporting (SDR) framework led by HM Treasury. The Government aims to make its endorsement decisions on the first two UK Sustainability Reporting Standards (SRS) in Q1 2025. As there is some overlap between IFRS S2 and the TPT Disclosure Framework, the FCA plans, through its consultation on implementing UK-endorsed ISSB standards, to consult on strengthening its expectations for transition plan disclosures with reference to the TPT Disclosure Framework, as noted above. In addition,
TCFD-aligned reporting requirements apply to UK publicly quoted companies, large private companies and LLPs (in addition to existing
TCFD-related reporting requirements under the UK Listing Rules).
The UK Government published a consultation in November 2024 seeking views on whether a UK Green Taxonomy would be a useful tool to support investment activities aligned with sustainability ambitions and as a mitigant to greenwashing activity.
Regulatory initiatives on ESG in the EU
The EU Regulation on Sustainable Finance Disclosures Regulation (SFDR) and related Delegated Regulations require financial market participants (FMPs) to disclose how they integrate environmental, social and governance factors in their investment decisions for certain financial products and to publish principal adverse impact statements. The SFDR applies to entities established in the EU and in-scope products marketed in the EU, regardless of the location of the entity. The SFDR is currently under review by the Commission. The European
Securities and Markets Authority has also published guidelines for funds in-scope of SFDR regarding the use of ESG- or sustainability-
related terms in their names.
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
The EU Corporate Sustainability Reporting Directive (CSRD) introduces significant sustainability related reporting obligations covering a wide range of topics beyond climate change for various entities, including EU banks and certain non-EU companies and banks (by virtue of having EU listings or significant business in the EU), with reporting to commence on a phased basis from the financial year 2024. Related technical sustainability reporting standards (i.e. the European Sustainability Reporting Standards, or the ‘ESRS’) have been published and are expected to require significant amounts of data collection. Disclosure requirements may apply to companies in respect of their global operations, and not just their operations within the EU. The breadth of the ESRS is significant for financial institutions, as companies to which finance has been provided are considered to be within scope of their value chain, and thus their reporting. The European Commission is currently developing sector-specific reporting standards which are expected to clarify its expectations for reporting by financial institutions, but these are not expected to be released before mid-2026.  The CSRD has also introduced assurance requirements in respect of sustainability reporting, intended to put this reporting on a similar footing to financial reporting audit requirements. Assurance standards are currently being developed by the European Commission and expected in mid-2026, with Member States free to apply national standards for assurance in the meantime.
The CRR II established, for certain large financial institutions, a Pillar 3 disclosure framework for information on environmental, social and governance risks, including physical risks and transition risks. Amendments included in the CRR III and CRD VI banking package will extend the scope of these disclosures and the emphasis on ESG, with a number of new ESG-related requirements, including the development of mandatory prudential transition plans and new supervisory powers for competent authorities specifically relating to ESG risk, including assessment of prudential transition plans and ESG risk governance and risk management processes now being part of the Supervisory
Review and Evaluation Process. The ECB has made, and continues to regard, the supervision of the approach of institutions to ESG risk a priority.
In July 2024, the Directive on Corporate Sustainability Due Diligence (CSDDD) entered into force, and will require certain EU and non-EU entities to carry out due diligence in relation to their own operations and ‘chain of activities’, in order to identify and prevent, bring to an end or mitigate the actual and potential adverse impact of their own operations, the operations of their subsidiaries or of their business partners on human rights and the environment. For regulated financial undertakings, the Directive covers own operations and the upstream value chain but not the activities of their downstream business partners that receive their financial services and products. However, the Directive foresees that the EU Commission should submit a report to the EU Parliament and the Council on the necessity to lay down additional sustainability due diligence requirements tailored to regulated financial undertakings by July 2026. Moreover, entities in scope of the
Directive will also be required to adopt and put into effect a climate change mitigation transition plan with specific requirements. The

Barclays Bank PLC 2024 Annual Report on Form 20-F	148
Risk review
Supervision and regulation
Commission will publish guidance on the transition plan requirements. The CSDDD is a particularly significant measure, with failure to comply with obligations under the Directive potentially giving rise to the imposition of administrative fines based on net worldwide turnover and civil liability.  These obligations will apply after transposition into national laws in each EU Member State on a phased basis from July
2027.  The EU is currently considering proposals to review some parts of CSDDD and other sustainability related legislation, but any proposed amendments remain to be seen.
Regulatory initiatives on ESG in the US
The Barclays Bank Group may be impacted by various ESG regulatory and legislative developments in the US at both the federal and state level. In March 2024, the SEC adopted rules requiring U.S.-listed companies (including foreign private issuers such as Barclays PLC and
Barclays Bank PLC) to disclose extensive climate-related information. In April 2024, the SEC issued an order voluntarily staying these new climate-related disclosure rules pending judicial review following a number of legal challenges to the new rules in U.S. courts. The outcome of these legal challenges remains uncertain and the fate of these rules may be impacted by the change in presidential administrations . In addition, bills proposed or adopted by the legislatures of certain US states may impose different climate related-disclosure (such as the
California climate disclosure laws) or other ESG-related requirements, including anti-ESG provisions, on businesses operating in such US states. Examples of recent climate related-disclosure legislation include the Climate Corporate Data Accountability Act (SB-253) and the
Greenhouse Gases: Climate-Related Financial Risk bill (SB-261) adopted in California in 2023 (expected to apply commencing in 2026), and the Climate Corporate Data Accountability Act (S.B. 897) proposed in the state of New York in 2023. As an example of anti-ESG bills, in
2021, Texas adopted anti-boycott legislation prohibiting Texas state entities from entering into contracts with companies that boycott energy companies. Barclays is monitoring such legislative developments and their impact on Barclays’ US operations and reporting obligations.
Sanctions and financial crime
The UK Bribery Act 2010 introduced a new form of corporate criminal liability focused broadly on a company’s failure to prevent bribery on its behalf. The Criminal Finances Act 2017 introduced new corporate criminal offences of failing to prevent the facilitation of UK and overseas tax evasion. In 2023, the Economic Crime and Corporate Transparency Act 2023 became law. This creates a new offence, in force from 1 September 2025, of failing to prevent a person associated with the Barclays Bank Group from committing fraud for the benefit of the
Barclays Bank Group. In addition, this legislation also extends the concept of corporate criminal liability. These pieces of legislation have broad application and in certain circumstances may have extraterritorial impact on entities, persons or activities located outside the UK, including Barclays Bank PLC’s subsidiaries outside the UK.
The UK Bribery Act requires the Barclays Bank Group to have adequate procedures to prevent bribery which, due to the extraterritorial nature of the Act, makes this both complex and costly. Additionally, the Criminal Finances Act requires the Barclays Bank Group to have reasonable procedures in place to prevent the criminal facilitation of tax evasion by persons acting for, or on behalf of, the Barclays Bank
Group. The Economic Crime and Corporate Transparency Act similarly requires the Barclays Bank Group to have reasonable procedures in place to prevent a person associated with the Barclays Bank Group from committing fraud.
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
Within the EU, there is a system of autonomous sanctions by which the European Council adopts a decision made by the EU’s Common
Foreign and Security Policy. The measures stated in the Council decision are either implemented at the EU level, by way of Regulation, or at a national level in Member States. Regulations are binding and directly effective throughout the EU. Each measure will specify the territorial scope of the relevant sanctions but these can apply broadly within the territory of any EU Member States and to EU nationals wherever they are located as well as to third country branches of EU companies. The EU’s anti-money laundering regime has been implemented through a series of the Fourth to Sixth Anti-Money Laundering Directives, which Member States are then required to transpose into their local law –
the Fourth and Fifth Money Laundering Directives (2015/849 and 2018/843) set out the current requirements for Member States to transpose in respect of AML. The EU has introduced a new Sixth Anti-Money Laundering Directive 2024/1640, which will repeal and replace the previous Directives and which Member States will be required to implement by 2027. In addition the EU has passed the Anti-Money
Laundering Regulation (EU) 2024/1624 which will have direct effect in Member States, with most provisions in force from 2027.
Furthermore, the 2015/849 and the Fifth Anti-Money Laundering Agency Regulation (EU) 2024/1620 establishes the Authority for Anti-
Money Laundering and Countering the Financing of Terrorism (AMLA) which will have direct supervisory powers over the 40 most systemic financial institutions in the EU and will indirectly impact other market parties. Further changes to Directive (EU) 2018/849 are being proposed through the Sixth Anti-Money Laundering Directive, and a package of further reforms are currently under discussion.
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
In some cases, US state and federal regulations addressing sanctions, money laundering and other financial crimes may impact entities, persons or activities located or undertaken outside the US, including Barclays Bank PLC and its subsidiaries. US government authorities have aggressively enforced these laws, and expanded authorities threatening the imposition of sanctions, against financial institutions in recent years.
As a result of the conflict in Ukraine, there has been an increased regulatory focus on sanctions compliance in various jurisdictions, including the US, UK and EU. Failure of a financial institution to ensure adherence to such laws could have serious legal, financial and reputational consequences for the institution.

Barclays Bank PLC 2024 Annual Report on Form 20-F	149
Financial statements
Contents
Detailed analysis of our consolidated financial statements, independently audited and providing in-depth disclosure on the financial performance of Barclays Bank Group.

Consolidated financial statements		Page	Note
	▪Report of independent registered public accounting firm PCAOB ID:1118	150
	▪Consolidated income statement	153
	▪Consolidated statement of comprehensive income	154
	▪Consolidated balance sheet	155
	▪Consolidated statement of changes in equity	156
	▪Consolidated cash flow statement	158
Parent financial statements
	▪Parent balance sheet	159
	▪Parent statement of changes in equity	160
	▪Parent cash flow statement	162
Notes to the financial statements
Performance/return	▪Material accounting policies	163	1
	▪Segmental reporting	167	2
	▪Net interest income	169	3
	▪Net fee and commission income	169	4
	▪Net trading income	172	5
	▪Net investment income/(expense)	172	6
	▪Operating expenses	172	7
	▪Credit impairment charges/(releases)	173	8
	▪Tax	177	9
	▪Dividends on ordinary shares and preference shares	180	10
Assets and liabilities held at fair value	▪Trading portfolio	182	11
	▪Financial assets at fair value through the income statement	182	12
	▪Derivative financial instruments	183	13
	▪Financial assets at fair value through other comprehensive income	192	14
	▪Financial liabilities designated at fair value	192	15
	▪Fair value of financial instruments	193	16
	▪Offsetting financial assets and financial liabilities	204	17
Assets at amortised cost and other investments	▪Property, plant and equipment	206	18
	▪Leases	207	19
	▪Goodwill and intangible assets	208	20
Accruals, provisions, contingent liabilities and legal proceedings	▪Other liabilities	212	21
	▪Provisions	212	22
	▪Contingent liabilities and commitments	213	23
	▪Legal, competition and regulatory matters	213	24
Capital instruments, equity and reserves	▪Subordinated liabilities	218	25
	▪Ordinary shares, preference shares and other equity	220	26
	▪Reserves	223	27
Employee benefits	▪Staff costs	224	28
	▪Share-based payments	224	29
	▪Pensions and post-retirement benefits	226	30
Scope of consolidation	▪Principal subsidiaries	232	31
	▪Structured entities	233	32
	▪Investments in associates and joint ventures	236	33
	▪Securitisations	237	34
	▪Assets pledged, collateral received and assets transferred	238	35
Other disclosure matters	▪Related party transactions and Directors’ remuneration	240	36
	▪Disposal of subsidiaries	243	37
	▪Auditor’s remuneration	243	38
	▪Assets and liabilities included in disposal group classified as held for sale	243	39
	▪Post balance sheet event	244	40
	▪Related undertakings	245	41
	▪Barclays Bank PLC (the Parent Company) - income statement	250	42
	▪Parent statement of comprehensive income	251

Barclays Bank PLC 2024 Annual Report on Form 20-F	150
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Barclays Bank PLC:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Barclays Bank PLC and subsidiaries (the Company) as of December 31,
2024 and 2023, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2024, and the related notes and specific disclosures described in Note 1 of the consolidated financial statements as being part of the consolidated financial statements (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting
Standards, as issued by the International Accounting Standards Board.
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
Impairment allowance for loans and advances at amortised cost, including off-balance sheet elements of the allowance
As discussed in note 8 to the consolidated financial statements, and in the Credit risk management (audited) disclosures on page 79 to 115, the Company’s impairment allowance for loans and advances, including off-balance sheet elements at amortised cost was £3.9bn as at 31
December 2024.
We identified the assessment of impairment allowance for loans and advances at amortised cost, including off balance sheet elements as a critical audit matter. A high degree of audit effort, including specialised skills and knowledge was required because it involved significant measurement uncertainty. Complex and subjective auditor judgement was required to assess the following:
•Model estimations – Complex and subjective auditor judgement was applied in assessing the Company’s modelled estimations of
Expected Credit Losses (“ECL”) due to the inherently judgemental nature of the underlying models, including the IFRS 9 Probability of
Default (“PD”) models, the Loss Given Default (“LGD”) models and the Exposure at Default (“EAD”) models, and the associated assumptions. Certain IFRS 9 models and assumptions are the key drivers of complexity and uncertainty, and minor changes to these could have a significant effect on the Company’s calculation of the ECL estimate.
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
•We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for estimating the impairment allowance for loans and advances at amortised cost, including off-balance sheet elements.  This included controls relating to the (1) application of the staging criteria, (2) model validation, implementation and monitoring, (3) authorisation and calculation of qualitative adjustments and management overlays, (4) selection and implementation of economic variables and the

Barclays Bank PLC 2024 Annual Report on Form 20-F	151
Report of Independent Registered Public Accounting Firm
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
◦Assessing the appropriateness of certain assumptions by inspecting and evaluating management’s documented methodology for how the assumption is determined; and
◦Reperforming and assessing, for a selection of models, the reasonableness of the model predictions by comparing them against actual results and evaluating the resulting differences.
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
Valuation of certain Level 3 and Level 2 financial instruments recorded at fair value
As discussed in Note 16 to the Company’s consolidated financial statements, the balances of financial assets and liabilities recorded at fair value as at December 31, 2024 was £701bn and £615bn, respectively. This includes Level 3 assets of £22bn and liabilities of £7bn respectively. The Company has Level 2 financial assets at fair value of £579bn and financial liabilities at fair value of £581bn. The Company is required to apply valuation techniques which often involve the exercise of significant judgement and the use of assumptions and valuation models over certain Level 3 and Level 2 financial assets and liabilities.
We identified the valuation of certain Level 3 and Level 2 financial instruments recorded at fair value as a critical audit matter. This is because there was significant measurement uncertainty associated with the fair value estimates of these instruments and subjective auditor judgement, including specialised skills and knowledge was required to evaluate pricing data inputs, valuation models and fair value adjustments (FVA), including portfolio-level FVAs related to credit, collateralisation and funding (commonly referred to as XVAs).
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
•For a selection of collateral disputes identified by management, we challenged management’s valuation where significant fair value differences were observable with the market participant’s valuation on the other side of the trade. We also utilised collateral dispute data to identify fair value financial instruments with significant fair value differences against market counterparties and selected these to independently reprice.
•We performed a retrospective review by inspecting significant gains and losses on a selection of new fair value financial instruments, historical exit prices on similar instruments and restructurings throughout the audit period and evaluated whether these data points indicated elements of fair value not incorporated into the current valuation methodologies. We also inspected movements in unobservable inputs throughout the period to challenge whether any gain or loss generated was appropriate.
•We involved valuation professionals with specialised skills and knowledge, who assisted in the following:
◦Independently re-pricing a selection of fair value financial instruments and challenging management on the valuations where they were outside our tolerance; and
◦Challenging the appropriateness of significant models and methodologies used in calculating fair values, risk exposures and in calculating FVAs and XVAs, including comparison to industry practice.
•We inspected trading revenue arising on level 3 positions to assess whether material gains or losses generated were in line with the accounting standards.

Barclays Bank PLC 2024 Annual Report on Form 20-F	152
Report of Independent Registered Public Accounting Firm
UK Pension Scheme – Defined Benefit Obligation (DBO) assumptions
As discussed in note 30 to the consolidated financial statements, the total fair value of the Company’s defined benefit obligation as at
December 31, 2024 was £20bn, of which £19bn was related to the UK Retirement Fund (UKRF). The determination of the Company’s defined benefit pension obligation with respect to these plans is dependent on certain actuarial assumptions, including the discount rate, inflation rate (or retail price index) and mortality assumptions.
We identified the valuation of the defined benefit pension obligation in respect of UKRF as a critical audit matter. Subjective and complex auditor judgement, including specialised skills and knowledge, was required in evaluating the discount rates, retail price index (RPI) and mortality assumptions used, as small changes would have a significant impact on the measurement of the defined benefit pension obligation.
The following are the primary procedures we performed to address this critical audit matter:
•We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s defined benefit obligation process; this included controls related to management’s review of IAS 19 assumptions including discount rate, RPI and mortality assumptions, and
•We involved actuarial professionals with specialised skills and knowledge who assisted in assessing the Company’s discount rate,
RPI and mortality assumptions by evaluating those assumptions against expectations derived from external sources.
/s/ KPMG LLP
We have served as the Company’s auditor since 2017.
London, United Kingdom
12 February 2025

Barclays Bank PLC 2024 Annual Report on Form 20-F	153
Consolidated financial statements
Consolidated income statement

		2024	2023	2022
For the year ended 31 December	Notes	£m	£m	£m
Continuing operations
Interest and similar income	3	25,780	24,261	11,779
Interest and similar expense	3	(19,035)	(17,608)	(6,381)
Net interest income		6,745	6,653	5,398
Fee and commission income	4	9,486	8,708	8,171
Fee and commission expense	4	(3,215)	(3,247)	(2,745)
Net fee and commission income		6,271	5,461	5,426
Net trading income	5	5,900	5,980	7,624
Net investment income/(expense)	6	69	112	(323)
Other income		52	62	69
Total income		19,037	18,268	18,194
Staff costs	28	(5,556)	(5,591)	(5,192)
Infrastructure costs	7	(795)	(1,073)	(900)
Administration and general expenses	7	(5,894)	(5,606)	(4,729)
UK regulatory levies	7	(242)	(149)	(150)
Litigation and conduct	7	(186)	(44)	(1,427)
Operating expenses	7	(12,673)	(12,463)	(12,398)
Share of post-tax results of associates and joint ventures		—	(4)	3
Profit on disposal of subsidiaries, associates and joint ventures		—	—	1
Profit before Impairment		6,364	5,801	5,800
Credit impairment charges	8	(1,617)	(1,578)	(933)
Profit before tax		4,747	4,223	4,867
Taxation	9	(999)	(662)	(485)
Profit after tax		3,748	3,561	4,382

Attributable to:
Equity holders of the parent		2,956	2,753	3,650
Other equity instrument holders		792	808	732
Total equity holders of the parent		3,748	3,561	4,382
Profit after tax		3,748	3,561	4,382

Barclays Bank PLC 2024 Annual Report on Form 20-F	154
Consolidated financial statements
Consolidated statement of comprehensive income

	2024	2023	2022
For the year ended 31 December	£m	£m	£m
Profit after tax	3,748	3,561	4,382
Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[1]	(143)	(1,242)	2,411
Tax	50	33	—
Fair value through other comprehensive income reserve movement relating to debt securities
Net (losses)/gains from changes in fair value	(840)	1,142	(6,376)
Net (gains)/losses transferred to net profit on disposal	(134)	(102)	68
Net losses/(gains) related to (releases of) impairment	1	(2)	8
Net gains/(losses) due to fair value hedging	318	(849)	4,627
Tax	181	(54)	449
Cash flow hedging reserve
Net (losses)/gains from changes in fair value	(1,349)	2,506	(7,290)
Net losses transferred to net profit	1,950	1,158	543
Tax	(154)	(1,002)	1,808
Other comprehensive (loss)/income that may be recycled to profit or loss	(120)	1,588	(3,752)

Other comprehensive (loss)/income not recycled to profit or loss:
Retirement benefit remeasurements	(419)	(1,182)	(755)
Own credit	(1,131)	(983)	2,092
Tax	430	609	(156)
Other comprehensive (loss)/income not recycled to profit or loss	(1,120)	(1,556)	1,181

Other comprehensive (loss)/income for the year	(1,240)	32	(2,571)

Total comprehensive income for the year	2,508	3,593	1,811

Attributable to:
Equity holders of the parent	2,508	3,593	1,811
Total comprehensive income for the year	2,508	3,593	1,811
Note
1Includes £1m gain (2023: £0m gain; 2022: £1m gain) on recycling of currency translation differences.

Barclays Bank PLC 2024 Annual Report on Form 20-F	155
Consolidated financial statements
Consolidated balance sheet

		2024	2023
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		180,365	189,686
Cash collateral and settlement balances		113,987	103,708
Debt securities at amortised cost		50,227	39,046
Loans and advances at amortised cost to banks		8,780	9,024
Loans and advances at amortised cost to customers		136,047	137,177
Reverse repurchase agreements and other similar secured lending at amortised cost		3,393	1,103
Trading portfolio assets	11	166,244	174,566
Financial assets at fair value through the income statement	12	191,845	204,236
Derivative financial instruments	13	292,356	256,111
Financial assets at fair value through other comprehensive income	14	51,010	51,423
Investments in associates and joint ventures	33	14	22
Goodwill and intangible assets	20	1,425	1,084
Property, plant and equipment	18	1,546	1,262
Current tax assets		785	546
Deferred tax assets	9	4,133	3,888
Retirement benefit assets	30	3,263	3,667
Assets included in disposal group classified as held for sale	39	9,854	3,916
Other assets		3,250	4,701
Total assets		1,218,524	1,185,166
Liabilities
Deposits at amortised cost from banks		13,252	14,598
Deposits at amortised cost from customers		306,124	287,200
Cash collateral and settlement balances		104,627	92,988
Repurchase agreements and other similar secured borrowing at amortised cost		29,397	28,554
Debt securities in issue		35,803	45,653
Subordinated liabilities	25	41,875	35,903
Trading portfolio liabilities	11	56,182	57,761
Financial liabilities designated at fair value	15	279,777	298,573
Derivative financial instruments	13	279,331	249,880
Current tax liabilities		404	411
Deferred tax liabilities	9	2	3
Retirement benefit liabilities	30	164	173
Liabilities included in disposal group classified as held for sale	39	3,726	3,164
Other liabilities	21	7,904	8,984
Provisions	22	736	817
Total liabilities		1,159,304	1,124,662
Equity
Called up share capital and share premium	26	2,348	2,348
Other equity instruments	26	9,604	10,765
Other reserves	27	(1,302)	(363)
Retained earnings		48,570	47,754
Total equity		59,220	60,504
Total liabilities and equity		1,218,524	1,185,166
The Board of Directors approved the financial statements on pages 153 to 251 on 12 February 2025.
CS Venkatakrishnan
Barclays Bank Group – Chief Executive Officer
Aunoy Banerjee
Barclays Bank Group – Chief Financial Officer

Barclays Bank PLC 2024 Annual Report on Form 20-F	156
Consolidated financial statements
Consolidated statement of changes in equity

Statement of changes in equity
	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[2]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2024	2,348	10,765	(363)	47,754	60,504
Profit after tax	—	792	—	2,956	3,748
Currency translation movements	—	—	(93)	—	(93)
Fair value through other comprehensive income reserve	—	—	(474)	—	(474)
Cash flow hedges	—	—	447	—	447
Retirement benefit remeasurement	—	—	—	(298)	(298)
Own credit reserve	—	—	(822)	—	(822)
Total comprehensive income for the year	—	792	(942)	2,658	2,508
Issue and redemption of other equity instruments	—	(1,161)	—	(92)	(1,253)
Other equity instruments coupons paid	—	(792)	—	—	(792)
Employee settled Barclays PLC share schemes	—	—	—	531	531
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(448)	(448)
Dividends on ordinary shares	—	—	—	(1,782)	(1,782)
Dividends on preference shares and other shareholders equity	—	—	—	(41)	(41)
Other reserve movements	—	—	3	(10)	(7)
Balance as at 31 December 2024	2,348	9,604	(1,302)	48,570	59,220
Notes
1For further details refer to Note 26.
2For further details refer to Note 27.

Statement of changes in equity
	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[2]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2023	2,348	10,691	(1,464)	47,378	58,953
Profit after tax	—	808	—	2,753	3,561
Currency translation movements	—	—	(1,209)	—	(1,209)
Fair value through other comprehensive income reserve	—	—	135	—	135
Cash flow hedges	—	—	2,662	—	2,662
Retirement benefit remeasurement	—	—	—	(846)	(846)
Own credit reserve	—	—	(710)	—	(710)
Total comprehensive income for the year	—	808	878	1,907	3,593
Issue and redemption of other equity instruments	—	74	—	(12)	62
Other equity instruments coupons paid	—	(808)	—	—	(808)
Employee settled Barclays PLC share schemes	—	—	—	409	409
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(442)	(442)
Dividends on ordinary shares	—	—	—	(1,348)	(1,348)
Dividends on preference shares and other shareholders equity	—	—	—	(40)	(40)
Net equity impact on inter Barclays PLC Group transfers	—	—	220	(96)	124
Other reserve movements	—	—	3	(2)	1
Balance as at 31 December 2023	2,348	10,765	(363)	47,754	60,504
Notes
1For further details refer to Note 26.
2For further details refer to Note 27.

Barclays Bank PLC 2024 Annual Report on Form 20-F	157
Consolidated financial statements
Consolidated statement of changes in equity

	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2022	2,348	9,693	861	43,415	56,317
Profit after tax	—	732	—	3,650	4,382
Currency translation movements	—	—	2,411	—	2,411
Fair value through other comprehensive income reserve	—	—	(1,224)	—	(1,224)
Cash flow hedges	—	—	(4,939)	—	(4,939)
Retirement benefit remeasurement	—	—	—	(282)	(282)
Own credit reserve	—	—	1,463	—	1,463
Total comprehensive income for the year	—	732	(2,289)	3,368	1,811
Issue and redemption of other equity instruments	—	998	—	38	1,036
Other equity instruments coupons paid	—	(732)	—	—	(732)
Employee settled Barclays PLC share schemes	—	—	—	419	419
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(413)	(413)
Dividends on ordinary shares	—	—	—	(200)	(200)
Dividends on preference shares and other shareholders equity	—	—	—	(31)	(31)
Own credit realisation	—	—	(36)	36	—
Capital contribution from Barclays Plc	—	—	—	750	750
Other reserve movements	—	—	—	(4)	(4)
Balance as at 31 December 2022	2,348	10,691	(1,464)	47,378	58,953

Barclays Bank PLC 2024 Annual Report on Form 20-F	158
Consolidated financial statements
Consolidated cash flow statement

		2024	2023	2022
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		4,747	4,223	4,867
Adjustment for non-cash items:
Credit impairment charges		1,617	1,578	933
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		356	489	483
Provisions and pension charges		195	63	1,188
Net loss on disposal of investments and property, plant and equipment		9	7	8
Other non-cash movements including exchange rate movements		1,835	7,567	(13,491)
Changes in operating assets and liabilities
Net decrease/ (increase) in cash collateral and settlement balances		2,060	31	(1,078)
Net (increase)/decrease in loans and advances at amortised cost		(2,556)	8,313	(30,617)
Net (increase)/decrease in reverse repurchase agreements and other similar secured lending		(2,290)	(378)	2,452
Net increase in deposits at amortised cost		17,578	10,219	28,751
Net (decrease)/increase in debt securities in issue		(9,850)	(14,359)	11,624
Net increase/(decrease) in repurchase agreements and other similar secured borrowing		843	16,589	(804)
Net (increase)/decrease in derivative financial instruments		(6,794)	7,539	(8,002)
Net decrease/(increase) in trading portfolio assets		8,322	(40,795)	13,100
Net (decrease)/increase in trading portfolio liabilities		(1,579)	(14,699)	19,169
Net (increase)/decrease in financial assets and liabilities at fair value through the income statement		(6,415)	33,410	(1,978)
Net decrease/(increase) in other assets		(3,962)	(1,301)	(3,311)
Net (decrease)/increase in other liabilities		(1,440)	(1,864)	1,834
Corporate income tax paid		(685)	(265)	(144)
Net cash from operating activities		1,991	16,367	24,984
Purchase of debt securities at amortised cost		(27,617)	(14,901)	(20,014)
Proceeds from redemption or sale of debt securities at amortised cost		16,922	2,681	12,925
Purchase of financial assets at fair value through other comprehensive income		(52,347)	(50,254)	(43,139)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		51,803	44,126	42,157
Purchase of property, plant and equipment and intangibles		(512)	(439)	(540)
Acquisition of business		(232)	—	—
Other cash flows associated with investing activities[1]		2,749	—	—
Net cash from investing activities		(9,234)	(18,787)	(8,611)
Dividends paid and other coupon payments on equity instruments		(2,615)	(2,196)	(963)
Issuance of subordinated liabilities	25	11,222	5,986	15,381
Redemption of subordinated liabilities	25	(5,067)	(7,431)	(8,367)
Issue of shares and other equity instruments	26	970	2,499	3,134
Repurchase of shares and other equity instruments	26	(2,131)	(2,425)	(2,136)
Capital contribution		—	—	750
Vesting of employee share schemes		(448)	(442)	(413)
Net cash from financing activities		1,931	(4,009)	7,386
Effect of exchange rates on cash and cash equivalents		(2,405)	(5,013)	10,235
Net (decrease)/increase in cash and cash equivalents		(7,717)	(11,442)	33,994
Cash and cash equivalents at beginning of year		208,412	219,854	185,860
Cash and cash equivalents at end of year		200,695	208,412	219,854
Cash and cash equivalents comprise:
Cash and balances at central banks		180,365	189,686	202,142
Loans and advances to banks with original maturity of three months or less		7,758	7,117	6,229
Cash collateral balances with central banks with original maturity of three months or less		11,025	10,325	10,625
Treasury and other eligible bills with original maturity of three months or less		1,547	1,284	858
Cash and cash equivalents at end of year		200,695	208,412	219,854
Note
1  This relates to the net proceeds from the sale of the Italian retail mortgage portfolio.
Interest received was £25,695m (2023: £24,347m; 2022: £10,939m) and interest paid was £18,952m (2023: £15,944m; 2022: £6,664m).
2023 and 2022 comparative figures have been amended to make the cash flow statement more relevant following a review of the disclosure and the basis of preparation applied. Following that review, the basis of preparation of interest received and paid has been amended to reflect interest received and interest paid on activity where interest is recognised on an effective interest rate basis to make the cash flow statement information more relevant with reference to net interest income recognised in the income statement and enhancing comparability with industry peers. Previously, amounts related to trading activities were also included.
The Barclays Bank Group is required to maintain balances with central banks and other regulatory authorities and these amounted to
£2,317m (2023: £2,973m; 2022: £3,038m). For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Barclays Bank PLC 2024 Annual Report on Form 20-F	159
Financial statements of Barclays Bank PLC
Parent company accounts

Balance sheet

		2024	2023
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		151,288	153,701
Cash collateral and settlement balances		75,284	75,271
Debt securities at amortised cost		35,519	33,576
Loans and advances at amortised cost to banks		14,834	15,308
Loans and advances at amortised cost to customers		210,218	227,131
Reverse repurchase agreements and other similar secured lending at amortised cost		5,546	6,876
Trading portfolio assets	11	102,030	112,654
Financial assets at fair value through the income statement	12	253,812	263,960
Derivative financial instruments	13	260,487	225,301
Financial assets at fair value through other comprehensive income	14	49,499	50,381
Investments in associates and joint ventures	33	12	12
Investment in subsidiaries	31	20,747	19,105
Goodwill and intangible assets	20	104	104
Property, plant and equipment	18	125	117
Current tax assets		757	719
Deferred tax assets	9	2,638	2,509
Retirement benefit assets	30	3,202	3,621
Other assets		1,915	3,392
Total assets		1,188,017	1,193,738
Liabilities
Deposits at amortised cost from banks		12,039	13,616
Deposits at amortised cost from customers		336,054	333,687
Cash collateral and settlement balances		62,386	58,292
Repurchase agreements and other similar secured borrowing at amortised cost		46,196	43,951
Debt securities in issue		12,991	24,833
Subordinated liabilities	25	41,240	35,237
Trading portfolio liabilities	11	41,015	50,995
Financial liabilities designated at fair value	15	329,522	351,945
Derivative financial instruments	13	248,417	221,365
Current tax liabilities		298	331
Deferred tax liabilities	9	2	2
Retirement benefit liabilities	30	66	71
Provisions	22	435	477
Other liabilities	21	4,456	5,708
Total liabilities		1,135,117	1,140,510
Equity
Called up share capital and share premium	26	2,348	2,348
Other equity instruments	26	14,311	15,472
Other reserves	27	(3,928)	(3,209)
Retained earnings		40,169	38,617
Total equity		52,900	53,228
Total liabilities and equity		1,188,017	1,193,738
The Board of Directors approved the financial statements on pages 159 to 162 on 12 February 2025.
CS Venkatakrishnan
Barclays Bank Group – Chief Executive Officer
Aunoy Banerjee
Barclays Bank Group – Chief Financial Officer

Barclays Bank PLC 2024 Annual Report on Form 20-F	160
Financial statements of Barclays Bank PLC
Parent company accounts

Statement of changes in equity
	Called up share capital and share premium[1]	Other equity instruments[1,2]	Other reserves[3]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2024	2,348	15,472	(3,209)	38,617	53,228
Profit after tax	—	1,225	—	3,740	4,965
Currency translation movements	—	—	148	—	148
Fair value through other comprehensive income reserve	—		(463)	—	(463)
Cash flow hedges	—		376	—	376
Retirement benefit remeasurement	—		—	(295)	(295)
Own credit reserve	—		(781)	—	(781)
Total comprehensive income for the year		1,225	(720)	3,445	3,950
Issue and redemption of other equity instruments	—	(1,161)	—	(92)	(1,253)
Other equity instruments coupons paid	—	(1,225)	—	—	(1,225)
Employee settled Barclays PLC share schemes	—	—	—	475	475
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(448)	(448)
Dividends paid on ordinary shares	—	—	—	(1,782)	(1,782)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(41)	(41)
Other reserve movements	—	—	1	(5)	(4)
Balance as at 31 December 2024	2,348	14,311	(3,928)	40,169	52,900

Statement of changes in equity
	Called up share capital and share premium[1]	Other equity instruments[1,2]	Other reserves[3]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2023	2,348	15,398	(4,552)	39,273	52,467
Profit after tax	—	1,247	—	1,619	2,866
Currency translation movements	—	—	(572)	—	(572)
Fair value through other comprehensive income reserve	—	—	132	—	132
Cash flow hedges	—	—	2,483	—	2,483
Retirement benefit remeasurement	—	—	—	(839)	(839)
Own credit reserve	—	—	(703)	—	(703)
Total comprehensive income for the year	—	1,247	1,340	780	3,367
Issue and redemption of other equity instruments	—	74	—	(12)	62
Other equity instruments coupons paid	—	(1,247)	—	—	(1,247)
Employee settled Barclays PLC share schemes	—	—	—	406	406
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(442)	(442)
Dividends paid on ordinary shares	—	—	—	(1,348)	(1,348)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(40)	(40)
Other reserve movements	—	—	3	—	3
Balance as at 31 December 2023	2,348	15,472	(3,209)	38,617	53,228
Notes
1For further details refer to Note 26.
2Other equity instruments includes AT1 securities issued by Barclays Bank PLC and borrowings of $6bn (2023: $6bn) from a wholly-owned, indirect subsidiary of Barclays Bank PLC. The borrowings have been recorded as equity since, under their terms, interest payments are non cumulative and discretionary whilst repayment of principal is perpetually deferrable by Barclays Bank PLC. Should Barclays Bank PLC make a discretionary dividend payment on its ordinary shares in the six months preceding the date of an interest payment, it will be obliged to make that interest payment. In 2024, interest paid on these borrowings was £433m (2023: £439m).
3For further details refer to Note 27.

Barclays Bank PLC 2024 Annual Report on Form 20-F	161
Financial statements of Barclays Bank PLC
Parent company accounts

Statement of changes in equity
	Called up share capital and share premium	Other equity instruments[1]	Other reserves	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2022	2,348	14,400	(1,236)	37,180	52,692
Profit after tax	—	982	—	1,802	2,784
Currency translation movements	—	—	1,149	—	1,149
Fair value through other comprehensive income reserve	—	—	(1,232)	—	(1,232)
Cash flow hedges	—	—	(4,556)	—	(4,556)
Retirement benefit remeasurement	—	—	—	(315)	(315)
Own credit reserve	—	—	1,359	—	1,359
Total comprehensive income for the year	—	982	(3,280)	1,487	(811)
Issue and redemption of other equity instruments	—	998	—	38	1,036
Other equity instruments coupons paid	—	(982)	—	—	(982)
Employee settled Barclays PLC share schemes	—	—	—	425	425
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(413)	(413)
Dividends paid on ordinary shares	—	—	—	(200)	(200)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(31)	(31)
Own credit realisation	—	—	(36)	36	—
Net equity impact on intra group transfers	—	—	—	750	750
Other reserve movements	—	—	—	1	1
Balance as at 31 December 2022	2,348	15,398	(4,552)	39,273	52,467
Note
1  Other equity instruments includes AT1 securities issued by Barclays Bank PLC and borrowings of $6bn from a wholly-owned, indirect subsidiary of Barclays
Bank PLC. The borrowings have been recorded as equity since, under their terms, interest payments are non cumulative and discretionary whilst repayment of principal is perpetually deferrable by Barclays Bank PLC. Should Barclays Bank PLC make a discretionary dividend payment on its ordinary shares in the six months preceding the date of an interest payment, it will be obliged to make that interest payment. In 2022, interest paid on these borrowings was £250m.

Barclays Bank PLC 2024 Annual Report on Form 20-F	162
Financial statements of Barclays Bank PLC
Parent company accounts

Cash flow statement
		2024	2023	2022
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		5,165	2,977	2,744
Adjustment for non-cash items:
Credit impairment charges		216	98	165
Impairment of Investments in subsidiaries		(811)	166	2,533
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		30	33	72
Provisions and pensions charges/(credits)		95	(95)	996
Net loss/(profit) on disposal of investments and property, plant and equipment		(48)	2	(115)
Other non-cash movements including exchange rate movements		1,721	5,991	(11,858)
Changes in operating assets and liabilities
Net decrease in cash collateral and settlement balances		4,781	137	2,671
Net decrease/(increase) in loans and advances at amortised cost		14,178	(40,968)	(19,764)
Net decrease/(increase) in reverse repurchase agreements and other similar secured lending		1,330	(968)	(926)
Net increase in deposits at amortised cost		790	33,408	27,134
Net (decrease)/increase in debt securities in issue		(11,842)	(15,333)	7,581
Net increase/(decrease) in repurchase agreements and other similar secured borrowing		2,245	17,644	(2,895)
Net (increase)/decrease in derivative financial instruments		(8,134)	4,205	(1,723)
Net decrease/(increase) in trading portfolio assets		10,624	(29,611)	13,681
Net (decrease)/increase in trading portfolio liabilities		(9,980)	(1,098)	1,977
Net (increase)/decrease in financial assets and liabilities at fair value through the income statement		(12,275)	34,459	(959)
Net decrease/(increase) in other assets		1,451	(244)	(3,035)
Net (decrease)/increase in other liabilities		(1,406)	(2,378)	2,196
Corporate income tax		135	249	422
Net cash from operating activities		(1,735)	8,674	20,897
Purchase of debt securities at amortised cost		(17,113)	(11,984)	(18,519)
Proceeds from redemption or sale of debt securities at amortised cost		15,120	2,023	12,107
Purchase of financial assets at fair value through other comprehensive income		(49,318)	(46,808)	(36,084)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		49,258	39,852	35,066
Purchase of property, plant and equipment and intangibles		(21)	(22)	(28)
Disposal of subsidiaries and associates, net of cash disposed		48	(1)	125
Increase in investment in subsidiaries		(824)	(7)	(2,667)
Other cash flows associated with investing activities		—	—	(1)
Net cash from investing activities		(2,850)	(16,947)	(10,001)
Dividends paid and other coupon payments on equity instruments		(3,048)	(2,635)	(1,213)
Issuance of subordinated liabilities	25	11,143	5,643	14,904
Redemption of subordinated liabilities	25	(4,963)	(7,209)	(8,104)
Issue of shares and other equity instruments	26	970	2,499	3,134
Repurchase of shares and other equity instruments	26	(2,131)	(2,425)	(2,136)
Capital contribution		—	—	750
Vesting of shares under employee share schemes		(448)	(442)	(413)
Net cash from financing activities		1,523	(4,569)	6,922
Effect of exchange rates on cash and cash equivalents		(1,380)	(3,938)	8,166
Net (decrease)/increase in cash and cash equivalents		(4,442)	(16,780)	25,984
Cash and cash equivalents at beginning of year		168,263	185,043	159,059
Cash and cash equivalents at end of year		163,821	168,263	185,043
Cash and cash equivalents comprise:
Cash and balances at central banks		151,288	153,701	170,307
Loans and advances to banks with original maturity of three months or less		136	3,130	3,466
Cash collateral balances with central banks with original maturity of three months or less		11,025	10,325	10,625
Treasury and other eligible bills with original maturity of three months or less		1,372	1,107	645
Cash and cash equivalents at end of year		163,821	168,263	185,043
Interest received was £25,935m (2023: £24,134m; 2022: £9,638m) and interest paid by Barclays Bank PLC was £23,199m (2023:
£20,609m; 2022: £8,567m). 2023 and 2022 comparative figures have been amended to make the cash flow statement more relevant following a review of the disclosure and the basis of preparation applied. Following that review, the basis of preparation of interest received and paid has been amended to reflect interest received and interest paid on activity where interest is recognised on an effective interest rate basis to make the cash flow statement information more relevant with reference to net interest income recognised in the income statement and enhancing comparability with industry peers. Previously, amounts related to trading activities were also included. Dividends received were £1,803m (2023: £529m; 2022: £1,862m).
Barclays Bank PLC was required to maintain balances with central banks and other regulatory authorities of £589m (2023: £767m; 2022:
£1,070m). For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Barclays Bank PLC 2024 Annual Report on Form 20-F	163
Notes to the financial statements
For the year ended 31 December 2024

This section describes the Barclays Bank Group’s material accounting policies and critical accounting judgements and estimates that relate to the financial statements and notes as a whole. If an accounting policy or a critical accounting judgement or estimate relates to a particular note, disclosure is contained within the relevant note.

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
The principal accounting policies applied in the preparation of the consolidated and separate financial statements are set out below, and in the relevant notes to the financial statements. These policies have been consistently applied, with the exception of Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which was effective from 1 January 2024 and applies retrospectively.
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

Barclays Bank PLC 2024 Annual Report on Form 20-F	164
Notes to the financial statements
For the year ended 31 December 2024
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
Consideration paid (or cash collateral provided) is accounted for as a loan asset at amortised cost, unless it is designated or mandatorily at fair value through profit and loss.
The Barclays Bank Group may also sell (a repurchase agreement) or lend securities subject to a commitment to repurchase or redeem them.
The securities are retained on the balance sheet as the Barclays Bank Group retains substantially all the risks and rewards of ownership.

Barclays Bank PLC 2024 Annual Report on Form 20-F	165
Notes to the financial statements
For the year ended 31 December 2024
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
Investments in debt securities at amortised cost are deemed to be investing activities for the purposes of the cash flow statement, except those instruments considered to be cash equivalents.
5.New and amended standards and interpretations
The accounting policies adopted have been consistently applied, with the exception of the following:
Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
In January 2020 the IASB issued amendments to IAS 1 to clarify the presentation of liabilities in the balance sheet, with an effective date that was subsequently deferred to 1 January 2024.
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
The impact to the Barclays Bank Group from these amendments is not considered to be material.
Future accounting developments
The following accounting standards have been issued by the IASB but are not yet effective:
Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued targeted amendments to IFRS 9 to address feedback received from stakeholders following a post-
implementation review.  The amendments include:
•additional guidance to clarify when certain financial assets may be compliant with SPPI requirements, including instruments with contingent features (e.g. ESG-linked financing), as well as contractually-linked instruments and non-recourse financing.
•clarifying the derecognition requirements for financial assets and financial liabilities, including establishing a new accounting policy choice for derecognition of a financial liability when a payment is initiated by the reporting entity using an electronic payment system provided specified criteria is met.
The amendments are effective from 1 January 2026, but are not yet endorsed for use in the UK. The Barclays Bank Group is currently assessing the impact of these amendments.
IFRS 18 Presentation and Disclosure in Financial Statements
In August 2024, the IASB issued a new IFRS Accounting Standard to replace IAS 1 Presentation of Financial Statements.  The new standard creates detailed requirements for the classification and aggregation of income and expenses in the income statement, and disclosure requirements for management-defined performance measures.
The new standard is effective from 1 January 2027, but has not yet been endorsed for use in the UK.  The Barclays Bank Group is currently assessing the impact of these amendments.
Amendments to IAS 21 - Lack of Exchangeability
In August 2023, the IASB issued amendments to IAS 21 to define when a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use.
The amendments are effective from 1 January 2025, however the impact to the Barclays Bank Group is not expected to be material.

Barclays Bank PLC 2024 Annual Report on Form 20-F	166
Notes to the financial statements
For the year ended 31 December 2024
6.Critical accounting estimates and judgements
The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying the accounting policies. The key areas involving a higher degree of judgement or complexity or areas where assumptions are significant to the consolidated and individual financial statements are highlighted under the relevant note.

	Judgements	Estimates	Further information
Credit impairment charges	Identification and application of management adjustments in response to circumstances outside the scope of the model.	Estimates include modelling assumptions such as estimating forward-looking modelled parameters (PD, EAD & LGD), and a range of unbiased future economic scenarios and scenario weightings.	on page 173
Tax	Recognition of deferred tax assets and determination of provisions for uncertain tax positions.	Measurement of deferred tax balances and the level of provisioning for uncertain tax positions include forward- looking assumptions and estimates.	on page 177
Fair value of financial instruments	Classification of financial instruments with significant unobservable inputs as Level 3.	Valuation of Level 3 assets and liabilities are typically determined by referencing observable inputs, historical data, or employing other analytical techniques.	on page 193
Pensions and post-retirement benefit obligations	-	Valuation of defined benefit scheme obligations includes assumptions on post-retirement mortality, discount rates and inflation.	on page 226
Provisions including conduct and legal, competition and regulatory matters	Determination as to whether a present obligation exists.	Estimation uncertainty in the probability, timing, nature and quantum of outflows.	on page 212
7.Other disclosures
To improve transparency and ease of reference, by concentrating related information in one place, certain disclosures required under IFRS have been included within the Risk review section as follows:
▪Credit risk on pages 66 to 67 and on pages 79 to 115
▪Market risk on page 67 and on pages 117 to 118
▪Treasury and capital risk – capital on page 68 to 69 and on page 126
▪Treasury and capital risk – liquidity on pages 68 to 69 and on pages 120 to 131
These disclosures are covered by the Audit opinion (included on pages 150 to 152) where referenced as audited.

Barclays Bank PLC 2024 Annual Report on Form 20-F	167
Notes to the financial statements
Financial performance and returns
The notes included in this section focus on the results and performance of the Barclays Bank Group. Information on the segmental performance, income generated, expenditure incurred, tax, and dividends are included here.
2Segmental reporting
From 2024, the Barclays Bank Group presents its reporting segments through the following operating divisions, in addition to Head Office:
a.Barclays UK Corporate Bank
b.Barclays Private Bank and Wealth Management
c.Barclays Investment Bank
d.Barclays US Consumer Bank
The previously reported Head Office will additionally include the held for sale German consumer finance business, the Merchant Acquiring component of the Payments business which were both previously reported within Consumer, Cards and Payments.
For more information about each reporting segment, refer to page 278.

Analysis of results by business

For the year ended 31 December 2024	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
	£m	£m	£m	£m	£m	£m
Net interest income	1,266	796	1,413	2,687	583	6,745
Non-interest income	590	545	10,779	664	(286)	12,292
Total income	1,856	1,341	12,192	3,351	297	19,037
Operating costs	(1,008)	(953)	(7,889)	(1,637)	(758)	(12,245)
UK regulatory levies[1]	(37)	(9)	(187)	—	(9)	(242)
Litigation and conduct	(1)	—	(55)	(13)	(117)	(186)
Total operating expenses	(1,046)	(962)	(8,131)	(1,650)	(884)	(12,673)
Other net income[2]	—	—	—	—	—	—
Profit/(loss) before impairment	810	379	4,061	1,701	(587)	6,364
Credit impairment (charges)/releases	(76)	(6)	(123)	(1,293)	(119)	(1,617)
Profit/(loss) before tax	734	373	3,938	408	(706)	4,747
Total assets (£bn)	61.3	34.1	1,061.8	34.9	26.4	1,218.5
Total liabilities (£bn)	94.7	75.0	955.6	24.5	9.5	1,159.3
Number of employees (full time equivalent)						23,000
Average number of employees (full time equivalent)						23,400
Average number of employees (headcount)						23,500

For the year ended 31 December 2023	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
	£m	£m	£m	£m	£m	£m
Net interest income	1,241	792	1,705	2,616	299	6,653
Non-interest income	620	443	9,717	665	170	11,615
Total income	1,861	1,235	11,422	3,281	469	18,268
Operating costs	(977)	(830)	(7,847)	(1,669)	(947)	(12,270)
UK regulatory levies[1]	(8)	(4)	(123)	—	(14)	(149)
Litigation and conduct	1	2	5	(6)	(46)	(44)
Total operating expenses	(984)	(832)	(7,965)	(1,675)	(1,007)	(12,463)
Other net (expenses)/income[2]	(3)	—	1	(1)	(1)	(4)
Profit/(loss) before impairment	874	403	3,458	1,605	(539)	5,801
Credit impairment (charges)/releases	27	(4)	(102)	(1,438)	(61)	(1,578)
Profit/(loss) before tax	901	399	3,356	167	(600)	4,223
Total assets (£bn)	61.6	32.1	1,027.6	33.4	30.5	1,185.2
Total liabilities (£bn)	86.8	61.0	948.9	21.2	6.8	1,124.7
Number of employees (full time equivalent)						23,900
Average number of employees (full time equivalent)						23,800
Average number of employees (headcount)						24,000

Barclays Bank PLC 2024 Annual Report on Form 20-F	168
Notes to the financial statements
Financial performance and returns

For the year ended 31 December 2022	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
	£m	£m	£m	£m	£m	£m
Net interest income	1,184	733	1,142	1,986	353	5,398
Non-interest income	534	300	11,078	673	211	12,796
Total income	1,718	1,033	12,220	2,659	564	18,194
Operating costs	(878)	(565)	(7,153)	(1,549)	(676)	(10,821)
UK regulatory levies[1]	(7)	(4)	(119)	—	(20)	(150)
Litigation and conduct	—	—	(1,189)	(3)	(235)	(1,427)
Total operating expenses	(885)	(569)	(8,461)	(1,552)	(931)	(12,398)
Other net income[2]	1	—	1	—	2	4
Profit/(loss) before impairment	834	464	3,760	1,107	(365)	5,800
Credit impairment (charges)/release	—	(5)	(181)	(624)	(123)	(933)
Profit/(loss) before tax	834	459	3,579	483	(488)	4,867
Total assets (£bn)	88.4	42.7	1,023.8	30.2	18.4	1,203.5
Total liabilities (£bn)	86.8	62.5	967.1	19.5	8.7	1,144.6
Number of employees (full time equivalent)						21,900
Average number of employees (full time equivalent)						21,100
Average number of employees (headcount)						21,300
Note
1Comprises the impact of the BoE levy scheme and the UK bank levy
2Other net income represents the share of post-tax results of associates and joint ventures, and profit (or loss) on disposal of subsidiaries, associates and joint ventures.

Income by geographic region[1]
	2024	2023	2022
For the year ended 31 December	£m	£m	£m
United Kingdom	6,075	6,095	7,962
Europe	2,749	2,513	2,320
Americas	8,864	8,200	6,516
Africa and Middle East	82	87	63
Asia	1,267	1,373	1,333
Total	19,037	18,268	18,194

Income from individual countries which represent more than 5% of total income
	2024	2023	2022
For the year ended 31 December	£m	£m	£m
United Kingdom	6,075	6,095	7,962
United States	8,702	8,013	6,340
Note
1 The geographical analysis is based on the location of the office where the transactions are recorded.

Barclays Bank PLC 2024 Annual Report on Form 20-F	169
Notes to the financial statements
Financial performance and returns
3Net interest income

Accounting for interest income and expenses
Interest income on loans and advances at amortised cost, financial assets at fair value through other comprehensive income, interest expense on financial liabilities held at amortised cost are calculated using the effective interest method which allocates interest, and direct and incremental fees and costs, over the expected lives of the assets and liabilities.
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

	2024	2023	2022
	£m	£m	£m
Cash and balances at central banks	9,567	8,384	2,097
Debt securities at amortised cost	1,737	1,819	1,035
Loans and advances at amortised cost	9,508	7,854	6,419
Fair value through other comprehensive income	2,335	3,808	1,493
Cash collateral	2,026	1,987	405
Other[1]	607	409	330
Interest and similar income	25,780	24,261	11,779
Deposits at amortised cost	(10,513)	(8,741)	(3,104)
Debt securities in issue	(2,847)	(3,030)	(1,473)
Subordinated liabilities	(2,990)	(2,697)	(966)
Cash collateral	(2,185)	(2,206)	(396)
Other[2]	(500)	(934)	(442)
Interest and similar expense	(19,035)	(17,608)	(6,381)
Net interest income	6,745	6,653	5,398
Notes
1    Includes interest income from reverse repurchase agreements and other similar secured lending at amortised cost and negative interest on liabilities
2    Includes interest expense from repurchase agreement and other similar secured lending at amortised cost and negative expense on assets
Interest and similar income presented above represents interest revenue calculated using the effective interest method. Costs to originate credit card balances of £963m (2023: £885m; 2022: £747m) have been amortised to interest and similar income during the year.
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

Barclays Bank PLC 2024 Annual Report on Form 20-F	170
Notes to the financial statements
Financial performance and returns

	2024

	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
	£m	£m	£m	£m	£m	£m
Fee type
Transactional	448	33	336	2,661	322	3,800
Advisory	—	319	739	—	—	1,058
Brokerage and execution	—	129	1,580	—	—	1,709
Underwriting and syndication	92	—	2,596	—	—	2,688
Other	11	3	51	—	29	94
Total revenue from contracts with customers	551	484	5,302	2,661	351	9,349
Other non-contract fee income	25	—	112	—	—	137
Fee and commission income	576	484	5,414	2,661	351	9,486
Fee and commission expense	(95)	(38)	(1,127)	(1,855)	(100)	(3,215)
Net fee and commission income	481	446	4,287	806	251	6,271

	2023

	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
	£m	£m	£m	£m	£m	£m
Fee type
Transactional	433	32	327	2,603	297	3,692
Advisory	—	251	652	—	—	903
Brokerage and execution	—	89	1,674	—	—	1,763
Underwriting and syndication	82	—	1,997	—	—	2,079
Other	12	3	57	—	60	132
Total revenue from contracts with customers	527	375	4,707	2,603	357	8,569
Other non-contract fee income	28	1	110	—	—	139
Fee and commission income	555	376	4,817	2,603	357	8,708
Fee and commission expense	(102)	(34)	(1,253)	(1,765)	(93)	(3,247)
Net fee and commission income	453	342	3,564	838	264	5,461

	2022

	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
	£m	£m	£m	£m	£m	£m
Fee type
Transactional	378	31	296	2,294	253	3,252
Advisory	—	144	820	—	—	964
Brokerage and execution	—	56	1,465	—	—	1,521
Underwriting and syndication	75	1	1,961	—	—	2,037
Other	12	4	86	6	147	255
Total revenue from contracts with customers	465	236	4,628	2,300	400	8,029
Other non-contract fee income	28	4	110	—	—	142
Fee and commission income	493	240	4,738	2,300	400	8,171
Fee and commission expense	(71)	(15)	(952)	(1,618)	(89)	(2,745)
Net fee and commission income	422	225	3,786	682	311	5,426

Barclays Bank PLC 2024 Annual Report on Form 20-F	171
Notes to the financial statements
Financial performance and returns
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
The Barclays Bank Group incurs certain card related costs including those related to cardholder reward programmes and payments to co-
brand partners. Cardholder reward programme costs related to customers that settle their outstanding balance each period (transactors)
are expensed when incurred and presented in fee and commission expense, while costs related to customers that continuously carry an outstanding balance (revolvers) are included in the effective interest rate of the receivable (refer to Note 3). Payments to partners for new cardholder account originations related to transactor accounts are deferred as costs to obtain a contract under IFRS 15, while costs related to revolver accounts are included in the effective interest rate of the receivable (refer to Note 3). Those costs deferred under IFRS 15 are capitalised and amortised over the estimated life of the customer relationship. Payments to co-brand partners based on revenue sharing to the extent the revenue share relates to "revolvers" are included in the effective interest rate of the receivable and to the extent revenue share relates to “transactors” it must be presented in fee and commission expense. Payments based on profitability are presented in fee and commission expense.
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
Contract assets and contract liabilities
The Barclays Bank Group had no material contract assets or contract liabilities as at 31 December 2024 (2023: £nil; 2022: £nil).
Impairment of fee receivables and contract assets
During 2024, there have been no material impairments recognised in relation to fees receivable and contract assets (2023: £nil; 2022: £nil).
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
Costs incurred in obtaining or fulfilling a contract
The Barclays Bank Group expects that incremental costs of obtaining a contract such as success fee and commission fees paid are recoverable and therefore capitalises such contract costs. Capitalised contract costs net of amortisation as at 31 December 2024 are £103m
(2023: £203m; 2022: £190m).
Capitalised contract costs are amortised over the customer relationship period depending on the transfer of services to which the asset pertains. In 2024, the amount of amortisation was £58m (2023: £52m; 2022: £45m) and there was no impairment loss recognised in connection with the capitalised contract costs (2023: £nil; 2022: £nil).

Barclays Bank PLC 2024 Annual Report on Form 20-F	172
Notes to the financial statements
Financial performance and returns
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

	2024	2023	2022
	£m	£m	£m
Net gains on financial instruments held for trading	4,201	4,310	5,603
Net gains on financial instruments designated at fair value	500	362	501
Net gains on financial instruments mandatorily at fair value	1,199	1,308	1,520
Net trading income	5,900	5,980	7,624
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

	2024	2023	2022
	£m	£m	£m
Net gains from financial assets mandatorily at fair value	219	133	19
Net gains/(losses) from disposal of debt instruments at fair value through other comprehensive income	134	102	(68)
Net losses from disposal of financial assets and liabilities measured at amortised cost[1]	(225)	(9)	(66)
Dividend Income	3	—	—
Net losses on other investments	(62)	(114)	(208)
Net investment income/(expense)	69	112	(323)
1    Included within the 2024 balance are losses of £220m on sale of the performing Italian retail mortgage portfolio.
7Operating expenses

	2024	2023	2022
	£m	£m	£m
Infrastructure costs
Property and equipment	440	591	417
Depreciation and amortisation	353	438	470
Impairment of property, equipment and intangible assets	2	44	13
Total infrastructure costs	795	1,073	900
Administration and general expenses
Consultancy, legal and professional fees	458	422	403
Marketing and advertising	407	391	312
Other administration and general expenses	5,029	4,793	4,014
Total administration and general expenses	5,894	5,606	4,729
Staff costs[1]	5,556	5,591	5,192
UK regulatory levies[2]	242	149	150
Litigation and conduct[3]	186	44	1,427
Operating expenses	12,673	12,463	12,398
Notes
1For further details on staff costs including accounting policies, refer to Note 28.
2Comprises the impact of the Bank of England (BoE) levy scheme and the UK bank levy.
3Included within the 2022 balance are costs of £966m related to the Over-issuance of Securities.

Barclays Bank PLC 2024 Annual Report on Form 20-F	173
Notes to the financial statements
Financial performance and returns
8Credit impairment charges/(releases)
Accounting for the impairment of financial assets
Impairment
In accordance with IFRS 9, the Barclays Bank Group is required to recognise expected credit losses (ECLs) based on unbiased forward-
looking information for all financial assets at amortised cost, lease receivables, debt financial assets at fair value through other comprehensive income, loan commitments and financial guarantee contracts. Intercompany exposures in the individual financial statements, including loan commitments and financial guarantee contracts, are also in scope of IFRS 9 for ECL purposes.
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
iii)Backstop criteria
This is relevant for accounts that are more than 30 calendar days past due. The 30 days past due criteria is a backstop rather than a primary driver of moving exposures into Stage 2.
The criteria for determining a significant increase in credit risk for assets with bullet repayments follows the same principle as all other assets, i.e. quantitative, qualitative and backstop tests are all applied.

Barclays Bank PLC 2024 Annual Report on Form 20-F	174
Notes to the financial statements
Financial performance and returns
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
Refer to the Measurement uncertainty and sensitivity analysis section on page 93 for further details.
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
facility. Where data is insufficient or analysis inconclusive, an additional ‘maturity factor’ may be incorporated to reflect the full estimated life of the exposures, based upon experienced judgement and/or peer analysis. Potential future modifications of contracts are not taken into account when determining the expected life or EAD until they occur.

Barclays Bank PLC 2024 Annual Report on Form 20-F	175
Notes to the financial statements
Financial performance and returns
Discounting
ECLs are discounted at the EIR at initial recognition or an approximation thereof and consistent with income recognition. For loan commitments the EIR is the rate that is expected to apply when the loan is drawn down and a financial asset is recognised. Issued financial guarantee contracts are discounted at the risk-free rate. Lease receivables are discounted at the rate implicit in the lease. For variable/
floating rate financial assets, the spot rate at the reporting date is used and projections of changes in the variable rate over the expected life are not made to estimate future interest cash flows or for discounting.
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
Temporary adjustments to calculated IFRS 9 impairment allowances may be applied in limited circumstances to account for situations where known or expected risk factors or information have not been considered in the ECL assessment or modelling process. For further information please see pages 91 to 92 in credit risk performance.

Barclays Bank PLC 2024 Annual Report on Form 20-F	176
Notes to the financial statements
Financial performance and returns
Information about the potential impact of the physical and transition risks of climate change on borrowers is considered, taking into account reasonable and supportable information to make accounting judgements and estimates. Climate change is inherently of a long-
term nature, with significant levels of uncertainty, and consequently requires judgement in determining the possible impact in the next financial year, if any.

	2024			2023			2022

	Impairment charges / (releases)	Recoveries and reimburseme nts[1]	Total[2]	Impairment charges / (releases)	Recoveries and reimbursem ents[1]	Total	Impairment charges / (releases)	Recoveries and reimburseme nts[1]	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances at amortised cost[3]	1,687	(42)	1,645	1,656	(41)	1,615	1,118	(228)	890
Off-balance sheet loan commitments and financial guarantee contracts	(34)	—	(34)	(37)	—	(37)	7	—	7
Total	1,653	(42)	1,611	1,619	(41)	1,578	1,125	(228)	897
Cash collateral and settlement balances	(3)	—	(3)	4	—	4	28	—	28
Financial instruments at fair value through other comprehensive income	1	—	1	(2)	—	(2)	8	—	8
Reverse Repo	8	—	8	—	—	—	—	—	—
Other financial asset measured at cost	—	—	—	(2)	—	(2)	—	—	—
Credit impairment charges /(releases)	1,659	(42)	1,617	1,619	(41)	1,578	1,161	(228)	933
Notes
1Recoveries and reimbursements include £11m (2023: £24m, 2022: £195m) for reimbursements expected to be received under the arrangement where the
Barclays Bank Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts of £31m (2023: £17m, 2022: £33m).
2Includes net impairment charge relating to portfolios classified as held for sale. These include a co-branded card portfolio of £160m within USCB and
German Consumer Finance business of £74m.
3Includes Debt securities measured at amortised cost.
Write-offs that can be subjected to enforcement activity
The contractual amount outstanding on financial assets that were written off during the year and that can still be subjected to enforcement activity is £500m (2023: £395m, 2022: £512m) including £45m (2023: £41m) pertaining to German consumer finance business classified as held for sale. This is lower than the write-offs presented in the movement in gross exposures and impairment allowance table due to assets sold during the year post write-offs and post write-off recoveries.
Modification of financial assets
Financial assets of £1,585m (2023: £2,177m, 2022: £2,237m), with a loss allowance measured at an amount equal to lifetime ECL, were subject to non-substantial modification during the year, with a resulting loss of £75m (2023: £2m, 2022: £1m). The gross carrying amount at 31 December 2024 of financial assets subject to non-substantial modification for which the loss allowance has changed to a 12-month
ECL during the year amounts to £101m (2023: £149m, 2022: £1,077m).

Barclays Bank PLC 2024 Annual Report on Form 20-F	177
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
year.
Deferred tax assets have been recognised based on business profit forecasts which included consideration for the current view of climate impacts. Details on the recognition of deferred tax assets are provided in this note.

	2024	2023	2022
	£m	£m	£m
Current tax charge/(credit)
Current year	680	605	623
Adjustments in respect of prior years	42	(96)	(625)
	722	509	(2)
Deferred tax charge
Current year	239	43	19
Adjustments in respect of prior years	38	110	468
	277	153	487
Tax charge	999	662	485

Barclays Bank PLC 2024 Annual Report on Form 20-F	178
Notes to the financial statements
Financial performance and returns
The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Barclays Bank Group’s profit before tax.

	2024	2024	2023	2023	2022	2022
	£m	%	£m	%	£m	%
Profit before tax from continuing operations	4,747		4,223		4,867
Tax charge based on the applicable UK corporation tax rate of 25% (2023: 23.5%, 2022: 19%)	1,187	25.0%	992	23.5%	925	19.0%
Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 23% (2023: 23.6%, 2022: 22.3%))	(95)	(2.0%)	3	0.1%	160	3.3%

Recurring items:
Non-creditable taxes including withholding taxes	95	2.0%	124	3.0%	117	2.4%
Adjustments in respect of prior years	80	1.7%	14	0.3%	(157)	(3.2%)
Changes in recognition of deferred tax and effect of unrecognised tax losses	69	1.5%	(58)	(1.4%)	(146)	(3.0%)
Impact of UK bank levy being non-deductible	47	1.0%	35	0.8%	28	0.6%
Non-deductible expenses	44	0.9%	47	1.1%	28	0.6%
Banking surcharge[1] and other items	(32)	(0.7%)	(74)	(1.8%)	(12)	(0.3%)
Non-taxable gains and income	(74)	(1.6%)	(60)	(1.4%)	(129)	(2.6%)
Tax relief on holdings of inflation-linked government bonds	(157)	(3.3%)	(194)	(4.6%)	(510)	(10.5%)
Tax relief on payments made under AT1 instruments	(189)	(4.0%)	(174)	(4.1%)	(136)	(2.8%)

Non-recurring items:
Remeasurement of UK deferred tax assets due to tax rate changes	—	—	—	—	183	3.8%
Non-deductible provisions for investigations and litigation	2	0.0%	—	—	85	1.7%
Non-deductible provisions for UK customer redress	22	0.5%	7	0.2%	49	1.0%
Total tax charge	999	21.0%	662	15.7%	485	10.0%
Note
1Banking surcharge includes the impact of the 3% UK banking surcharge rate on profits/losses and tax adjustments relating to UK banking entities.
Factors influencing the effective tax rate
The effective tax rate of 21% is lower than the UK corporation tax rate of 25% primarily due to tax relief on payments made under AT1 instruments and tax relief on holdings of inflation-linked government bonds. These factors, which have each decreased the effective tax rate, are partially offset by non-creditable taxes including withholding taxes.
Factors that may influence the effective tax rate in future periods
The Barclays Bank Group’s future tax charge will be sensitive to the geographic mix of profits earned, the tax rates in force and changes to the tax rules in the jurisdictions that the Barclays Bank Group operates in.
Tax law is, at times, complex, and it is the role of courts and tribunals to act as the final authority on the correct interpretation of tax law. In
October 2023, a First-tier Tax Tribunal hearing took place between Barclays Bank PLC and HM Revenue & Customs (HMRC) in respect of the UK corporation tax treatment of an element of the finance costs associated with reserve capital instruments issued as part of the capital raising announced by Barclays in October 2008, which have since been redeemed. The judgment was handed down in March 2024 and was in HMRC’s favour. In January 2025, Barclays was granted permission from the Upper Tribunal to appeal against the judgment. A provision is carried that is expected to be sufficient to cover the tax cost (once tax attributes that are available to partially offset a potential tax liability in respect of this issue are taken into account) in the event that the appeal is unsuccessful and the existing judgment were to stand.
The UK Government enacted legislation in 2023 to implement the OECD's global minimum tax rules (the Pillar Two rules) and a UK domestic minimum tax. The rules apply from 1 January 2024 and apply in respect of profits for every jurisdiction where the Barclays Bank
Group operates. Additional taxes resulting from the implementation of Pillar Two of £14m have arisen in respect of a limited number of jurisdictions in which the Barclays Bank Group operates, principally in the Isle of Man, Jersey, and Guernsey, by virtue of their low statutory tax rates. It is not expected that additional taxes will significantly increase the Barclays Bank Group’s tax charge in future periods.
Additionally, the Barclays Bank Group may be subject to Qualifying Domestic Minimum Top-up Taxes (QDMTTs) under the Pillar Two rules implemented in its operating jurisdictions. The application of QDMTT rules should not affect the overall impact of any additional taxes resulting from the Pillar Two regime on the Barclays Bank Group’s tax charge, as any taxes paid under a local QDMTT would be expected to result in a reduction in any top-up tax being payable in the UK. The Barclays Bank Group will continue to review and assess the impact of further guidance released by the OECD and governments implementing this new tax regime.

Barclays Bank PLC 2024 Annual Report on Form 20-F	179
Notes to the financial statements
Financial performance and returns
Tax in the consolidated statement of comprehensive income
Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income.
Tax included directly in equity
Tax included directly in equity comprises a £94m credit (2023: £13m credit) relating to share-based payments and deductible costs on issuing other equity instruments.
Deferred tax assets and liabilities
The deferred tax amounts on the balance sheet were as follows:

	Barclays Bank Group
	2024	2023
	£m	£m
UK Tax Group	2,315	2,054
US Intermediate Holding Company Tax Group ("IHC Tax Group")	1,162	973
Barclays Bank PLC's US Branch Tax Group	270	386
Other (outside the UK and US tax groups)	386	475
Deferred tax asset	4,133	3,888
Deferred tax liability - UK Tax Group	(2)	(3)
Net deferred tax	4,131	3,885
UK Tax Group deferred tax assets and liabilities
The net deferred tax asset in the UK Tax Group of £2,315m (2023: £2,054m) includes a deferred tax asset of £1,066m (2023: £1,241m)
relating to tax losses with the balance relating to temporary differences. There is no time limit on utilisation of UK tax losses and business profit forecasts indicate these losses will be fully recovered.
US deferred tax assets in the IHC and the US Branch Tax Groups
The deferred tax asset in the IHC Tax Group of £1,162m (2023: £973m) includes £38m (2023: £35m) relating to tax losses, with the balance relating to temporary differences. The deferred tax asset in Barclays Bank PLC’s US Branch Tax Group of £270m (2023: £386m)
relates entirely to temporary differences.
In relation to the IHC Tax Group, these temporary differences include £365m (2023: £387m) arising from New York State and City prior net operating loss conversion which can be carried forward and will expire in 2034. Business profit forecasts indicate that these amounts will be utilised prior to expiry.
Other deferred tax assets (outside the UK and US tax groups)
The deferred tax asset of £386m (2023: £475m) in other entities within the Barclays Bank Group includes £111m (2023: £147m) relating to tax losses. These deferred tax assets relate to a number of different territories and their recognition is based on profit forecasts or local country law which indicate that it is probable that those deferred tax assets will be fully recovered.
Of the deferred tax asset of £386m (2023: £475m), an amount of £4m (2023: £20m) relates to entities which have suffered a loss in either the current or prior year and for which the utilisation of the deferred tax is dependent on future taxable profits. This has been taken into account in reaching the above conclusion that these deferred tax assets will be fully recovered in the future.

Barclays Bank PLC 2024 Annual Report on Form 20-F	180
Notes to the financial statements
Financial performance and returns
The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet and in the preceding table as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Barclays Bank Group
	Fixed asset timing differences	Fair value through other comprehensive income	Cash flow hedges	Retirement benefit obligations	Loan impairment allowance	Own credit	Share based payments and deferred compensation	Other temporary differences	Tax losses carried forward	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	275	510	1,058	16	506	85	327	903	1,423	5,103
Liabilities	(112)	—	—	(1,014)	—	—	—	(92)	—	(1,218)
As at 1 January 2024	163	510	1,058	(998)	506	85	327	811	1,423	3,885
Income statement	90	—	—	(3)	(79)	1	(6)	(72)	(208)	(277)
Other comprehensive income and reserves	—	181	(157)	116	—	308	79	1	—	528
Other movements	5	—	—	—	(19)	—	9	—	—	(5)
	258	691	901	(885)	408	394	409	740	1,215	4,131
Assets	367	691	904	12	408	394	409	878	1,215	5,278
Liabilities	(109)	—	(3)	(897)	—	—	—	(138)	—	(1,147)
As at 31 December 2024	258	691	901	(885)	408	394	409	740	1,215	4,131

Assets	215	590	2,040	21	548	—	329	1,138	1,348	6,229
Liabilities	(65)	—	—	(1,315)	—	(190)	—	(76)	—	(1,646)
As at 1 January 2023	150	590	2,040	(1,294)	548	(190)	329	1,062	1,348	4,583
Income statement	18	(26)	—	(27)	(12)	—	20	(204)	78	(153)
Other comprehensive income and reserves	—	(54)	(982)	325	—	273	(9)	—	—	(447)
Other movements	(5)	—	—	(2)	(30)	2	(13)	(47)	(3)	(98)
	163	510	1,058	(998)	506	85	327	811	1,423	3,885
Assets	275	510	1,058	16	506	85	327	903	1,423	5,103
Liabilities	(112)	—	—	(1,014)	—	—	—	(92)	—	(1,218)
As at 31 December 2023	163	510	1,058	(998)	506	85	327	811	1,423	3,885
Other movements include the impact of changes in foreign exchange rates as well as deferred tax amounts relating to acquisitions and disposals.
The amount of deferred tax asset expected to be recovered after more than 12 months for the Barclays Bank Group is £4,662m (2023:
£3,577m). The amount of deferred tax liability expected to be settled after more than 12 months for the Barclays Bank Group is £1,021m
(2023: £1,145m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.
Unrecognised deferred tax
Tax losses and temporary differences
The Barclays Bank Group has deferred tax assets not recognised in respect of gross deductible temporary differences of £373m (2023:
£527m), unused tax credits of £359m (2023: £381m), and gross tax losses of £21,021m (2023: £21,373m). The tax losses include capital losses of £3,629m (2023: £3,657m). Of these tax losses, £13m (2023: £79m) expire within five years, £6m (2023: £13m) expire within six to ten years, £11,789m (2023: £10,504m) expire within eleven to twenty years and £9,213m (2023: £10,777m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.
Barclays Bank Group investments in subsidiaries, branches and associates
Deferred tax is not recognised in respect of the value of Barclays Bank Group's investments in subsidiaries, branches and associates where the Barclays Bank Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The aggregate amount of these temporary differences for which deferred tax liabilities have not been recognised was £873m (2023: £870m).
10Dividends on ordinary shares and preference shares
The 2024 financial statements include £1,782m (2023: £1,348m, 2022: £200m) of dividends paid on ordinary shares. This comprises a
2023 interim dividend of £852m (2022; £700m, 2021: £200m) and 1 interim dividend in relation to 2024 of £930m (2023: 1 interim dividend of £648m, 2022:£ nil).
This results in a total dividend for the year of £0.76 (2023: £0.58, 2022: £0.09) per ordinary share.

Barclays Bank PLC 2024 Annual Report on Form 20-F	181
Notes to the financial statements
Financial performance and returns
Dividends paid on preference shares amounted to £41m (2023: £40m, 2022; £31m). Dividends paid on the Euro preference shares amounted to £384.56 per share (2023: £333.36, 2022: £53.42). Dividends paid on the US Dollar preference shares amounted to £493.20 per share (2023: £499.58, 2022: £511.27).
The Directors have approved an interim dividend in respect of 2024 of £1,195m. The financial statements for the year ended 31 December
2024 do not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2025.

Barclays Bank PLC 2024 Annual Report on Form 20-F	182
Notes to the financial statements
Assets and liabilities held at fair value

The notes included in this section focus on assets and liabilities the Barclays Bank Group holds and recognises at fair value. Details regarding the Barclays Bank Group’s approach to managing market risk can be found on page 67.

11Trading portfolio

Accounting for trading portfolio assets and liabilities
All assets and liabilities held for trading purposes are held at fair value with gains and losses in the changes in fair value taken to the income statement in net trading income (Note 5).

	Barclays Bank Group
	2024	2023
	£m	£m
Debt securities and other eligible bills	77,805	75,459
Equity securities	74,859	86,353
Traded loans	13,470	12,653
Commodities	110	101
Trading Portfolio Assets	166,244	174,566

Debt securities and other eligible bills	(36,324)	(39,639)
Equity securities	(19,858)	(18,122)
Trading Portfolio Liabilities	(56,182)	(57,761)
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

	Barclays Bank Group
	2024	2023
	£m	£m
Loans and advances	1,039	1,367
Debt securities	182	130
Other financial assets	—	—
Financial assets designated at fair value	1,221	1,497

Loans and advances	43,143	45,174
Debt securities	2,749	2,415
Equity securities	2,856	5,938
Reverse repurchase agreements and other similar secured lending	141,791	149,131
Other financial assets	85	81
Financial assets mandatorily at fair value	190,624	202,739
Total	191,845	204,236

Barclays Bank PLC 2024 Annual Report on Form 20-F	183
Notes to the financial statements
Assets and liabilities held at fair value
Credit risk of financial assets designated at fair value and related credit derivatives
The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk, and the cumulative changes in fair value since initial recognition for loans and advances. The table does not include debt securities as they have minimal exposure to credit risk due to limited gross exposure.

	Barclays Bank Group

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m
Loans and advances designated at fair value, attributable to credit risk	1,039	1,367	(2)	3	(4)	1
Value mitigated by related credit derivatives	405	613	—	(5)	—	(5)
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
comprehensive income and the ineffective portion being recognised immediately in the income statement. The cumulative gain or loss recognised in other comprehensive income is recognised in the income statement on the disposal or partial disposal of the foreign operation, or other reductions in the Barclays Bank Group’s investment in the operation.

Barclays Bank PLC 2024 Annual Report on Form 20-F	184
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank Group	2024			2023
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Total derivative assets/(liabilities) held for trading	83,571,610	291,562	(278,636)	64,413,042	255,219	(249,380)
Total derivative assets/(liabilities) held for risk management	221,158	794	(695)	212,817	892	(500)
Derivative assets/(liabilities)	83,792,768	292,356	(279,331)	64,625,859	256,111	(249,880)

Barclays Bank PLC 2024 Annual Report on Form 20-F	185
Notes to the financial statements
Assets and liabilities held at fair value
The fair values and notional amounts of derivatives held for trading are set out in the following table:

Derivatives held for trading and risk management	2024			2023
Barclays Bank Group	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading
Foreign exchange derivatives
OTC derivatives	8,242,887	123,379	(116,485)	6,531,231	86,830	(82,625)
Derivatives cleared by central counterparty	240,612	228	(235)	186,672	529	(512)
Exchange traded derivatives	27,441	7	(7)	17,899	2	(2)
Foreign exchange derivatives	8,510,940	123,614	(116,727)	6,735,802	87,361	(83,139)
Interest rate derivatives
OTC derivatives	26,437,086	92,206	(79,936)	19,684,538	105,405	(92,485)
Derivatives cleared by central counterparty	36,249,392	1,443	(1,319)	27,074,746	1,936	(2,065)
Exchange traded derivatives	7,672,496	2,664	(2,698)	6,800,161	2,824	(2,895)
Interest rate derivatives	70,358,974	96,313	(83,953)	53,559,445	110,165	(97,445)
Credit derivatives
OTC derivatives	593,702	3,474	(4,307)	587,472	4,936	(6,005)
Derivatives cleared by central counterparty	943,413	3,424	(3,148)	860,878	2,726	(2,625)
Credit derivatives	1,537,115	6,898	(7,455)	1,448,350	7,662	(8,630)
Equity and stock index derivatives
OTC derivatives	598,024	21,964	(26,318)	448,503	17,791	(25,769)
Exchange traded derivatives	2,347,247	40,947	(42,309)	2,017,045	30,379	(32,549)
Equity and stock index derivatives	2,945,271	62,911	(68,627)	2,465,548	48,170	(58,318)
Commodity derivatives
OTC derivatives	7,084	17	(32)	4,734	44	(4)
Exchange traded derivatives	212,226	1,809	(1,842)	199,163	1,817	(1,844)
Commodity derivatives	219,310	1,826	(1,874)	203,897	1,861	(1,848)
Derivative assets/(liabilities) held for trading	83,571,610	291,562	(278,636)	64,413,042	255,219	(249,380)

Total OTC derivatives	35,878,783	241,040	(227,078)	27,256,478	215,006	(206,888)
Total derivatives cleared by central counterparty	37,433,417	5,095	(4,702)	28,122,296	5,191	(5,202)
Total exchange traded derivatives	10,259,410	45,427	(46,856)	9,034,268	35,022	(37,290)
Derivative assets/(liabilities) held for trading	83,571,610	291,562	(278,636)	64,413,042	255,219	(249,380)

Derivatives held for risk management
Derivatives designated as cash flow hedges
Currency Swaps	26,564	611	(307)	17,995	625	(8)
Interest rate swaps	—	—	—	266	17	—
Interest rate derivatives cleared by central counterparty	86,759	—	—	95,964	—	—
Derivatives designated as cash flow hedges	113,323	611	(307)	114,225	642	(8)
Derivatives designated as fair value hedges
Interest rate swaps	7,234	147	(322)	4,670	140	(447)
Interest rate derivatives cleared by central counterparty	96,588	—	—	90,189	—	—
Derivatives designated as fair value hedges	103,822	147	(322)	94,859	140	(447)
Derivatives designated as hedges of net investments
Forward foreign exchange	4,013	36	(66)	3,733	110	(45)
Derivatives designated as hedges of net investments	4,013	36	(66)	3,733	110	(45)
Derivative assets/(liabilities) held for risk management	221,158	794	(695)	212,817	892	(500)

Total OTC derivatives	37,811	794	(695)	26,664	892	(500)
Total derivatives cleared by central counterparty	183,347	—	—	186,153	—	—
Derivative assets/(liabilities) held for risk management	221,158	794	(695)	212,817	892	(500)

Barclays Bank PLC 2024 Annual Report on Form 20-F	186
Notes to the financial statements
Assets and liabilities held at fair value
Hedge accounting
Hedge accounting is applied predominantly for the following risks:
▪Interest rate risk – arises due to a mismatch between fixed interest rates and floating interest rates
▪Currency risk – arises due to assets or liabilities being denominated in different currencies than the functional currency of the relevant entity. At a consolidated level, currency risk also arises when the functional currency of subsidiaries are different from the parent
▪Contractually linked inflation risk – arises from financial instruments within contractually specified inflation risk. The Barclays Bank Group does not hedge inflation risk that arises from other activities
In order to hedge these risks, the Barclays Bank Group uses the following hedging instruments:
▪Interest rate derivatives to swap interest rate exposure into either fixed or variable rates
▪Currency derivatives to swap foreign currency exposures into the entity’s functional currency, and net investment exposure to local currency
▪Inflation derivatives to swap inflation exposure into either fixed or variable interest rates
In some cases, certain items which are economically hedged may be ineligible hedged items for the purposes of IAS 39, such as core deposits and equity. In these instances, a proxy hedging solution can be utilised whereby portfolios of floating rate assets are designated as eligible hedged items in cash flow hedges.
In some hedging relationships, the Barclays Bank Group designates risk components of hedged items as follows:
▪Benchmark interest rate risk as a component of interest rate risk, such as the Risk Free Rate (RFR) component
▪Inflation risk as a contractually specified component of a debt instrument
▪Exchange rate risk for foreign currency financial assets or financial liabilities
▪Components of cash flows of hedged items, for example certain interest payments for part of the life of an instrument
Using the benchmark interest rate risk results in other risks, such as credit risk and liquidity risk, being excluded from the hedge accounting relationship.
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
Sources of ineffectiveness include the following:
▪Mismatches between the contractual terms of the hedged item and hedging instrument, including basis differences
▪Changes in credit risk of the hedging instruments
▪If a hedging relationship becomes over-hedged, for example in hedges of net investments if the net asset value designated at the start of the period falls below the amount of the hedging instrument
▪Cash flow hedges using external swaps with non-zero fair values

Barclays Bank PLC 2024 Annual Report on Form 20-F	187
Notes to the financial statements
Assets and liabilities held at fair value

Hedged items in fair value hedges

Barclays Bank Group		Accumulated fair value adjustment included in carrying amount
	Carrying amount	Total	Of which: Accumulated fair value adjustment on items no longer in a hedge relationship	Change in fair value used as a basis to determine ineffectiveness	Hedge ineffectiveness recognised in the income statement[1]
Hedged item statement of financial position classification and risk category	£m	£m	£m	£m	£m
2024
Assets
Loans and advances at amortised cost
- Interest rate risk	711	(160)	(1)	(18)	4
- Inflation risk	318	219	102	(18)	7
Debt securities classified as amortised cost
- Interest rate risk	7,673	(44)	8	50	66
- Inflation risk	8,348	(1,342)	2	(598)	(29)
Financial assets at fair value through other comprehensive income[2]
- Interest rate risk	29,514	(1,162)	(452)	(132)	176
- Inflation risk	2,979	(96)	(31)	(59)	(22)
Total Assets	49,543	(2,585)	(372)	(775)	202
Liabilities
Debt securities in issue
- Interest rate risk	(1,417)	8	(24)	(18)	2
Subordinated liabilities
- Interest rate risk	(37,531)	2,257	1,182	398	(8)
Deposits at amortised cost from banks and customers
- Interest rate risk	(8,596)	(12)	(1)	(4)	(2)
Repurchase agreements and other similar secured borrowing at amortised cost
- Interest rate risk	—	—	—	—	—
Total Liabilities	(47,544)	2,253	1,157	376	(8)
Total Hedged Items	1,999	(332)	785	(399)	194

Barclays Bank PLC 2024 Annual Report on Form 20-F	188
Notes to the financial statements
Assets and liabilities held at fair value

Hedged items in fair value hedges

Barclays Bank Group		Accumulated fair value adjustment included in carrying amount
	Carrying amount	Total	Of which: Accumulated fair value adjustment on items no longer in a hedge relationship	Change in fair value used as a basis to determine ineffectiveness	Hedge ineffectiveness recognised in the income statement[1]
Hedged item statement of financial position classification and risk category	£m	£m	£m	£m	£m
2023
Assets
Loans and advances at amortised cost
- Interest rate risk	830	(154)	(5)	34	(1)
- Inflation risk	450	246	—	3	(5)
Debt securities classified as amortised cost
- Interest rate risk	2,394	(24)	(21)	48	24
- Inflation risk	6,484	(755)	3	33	(19)
Financial assets at fair value through other comprehensive income[2]
- Interest rate risk	33,021	(1,173)	(658)	964	158
- Inflation risk	2,052	(51)	(62)	5	3
Total Assets	45,231	(1,911)	(743)	1,087	160
Liabilities
Debt securities in issue
- Interest rate risk	(3,935)	(28)	(52)	(95)	(1)
Subordinated liabilities
- Interest rate risk	(29,306)	1,904	579	(593)	24
Deposits at amortised cost from banks and customers
- Interest rate risk	(10,766)	(18)	(2)	(31)	(2)
Repurchase agreements and other similar secured borrowing at amortised cost
- Interest rate risk	(426)	14	14	(4)	0
Total Liabilities	(44,433)	1,872	539	(723)	21
Total Hedged Items	798	(39)	(204)	364	181
Notes
1Hedge ineffectiveness is recognised in net interest income.
2For items classified as fair value through other comprehensive income, the hedge accounting adjustment is not included in the carrying amount, but rather adjusts other comprehensive income.
Amount, timing and uncertainty of future cash flows
The following table shows the fair value hedging instruments which are carried on the balance sheet:

Barclays Bank Group		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m
As at 31 December 2024
Fair value	Interest rate risk	26	(16)	—	89,602	(38)
	Inflation risk	121	(306)	—	14,220	631
	Total	147	(322)	—	103,822	593

As at 31 December 2023
Fair value	Interest rate risk	137	(106)	—	84,259	(121)
	Inflation risk	3	(341)	—	10,600	(62)
	Total	140	(447)	—	94,859	(183)

Barclays Bank PLC 2024 Annual Report on Form 20-F	189
Notes to the financial statements
Assets and liabilities held at fair value
The following table profiles the expected notional values of current hedging instruments for fair value hedging in future years:

	2024	2025	2026	2027	2028	2029	2030 and later
As at 31 December 2024	£m	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Fair value hedges of:
Interest rate risk (outstanding notional amount)	89,602	77,074	67,309	55,277	51,051	43,755	37,221
Inflation risk (outstanding notional amount)	14,220	14,143	12,915	12,106	10,478	9,535	8,335
For Barclays Bank Group, there are 946 (2023: 960) interest rate risk fair value hedges with an average fixed rate of 2.6% (2023: 2.6%)
across the relationships and 105 (2023: 79) inflation risk fair value hedges with an average rate of 0.2% (2023: 1.1%) across the relationships.

Barclays Bank PLC 2024 Annual Report on Form 20-F	190
Notes to the financial statements
Assets and liabilities held at fair value

Hedged items in cash flow hedges and hedges of net investments in foreign operations
Barclays Bank Group
	Change in value of hedged item used as the basis for recognising ineffectiveness	Balance in cash flow hedging reserve for continuing hedges	Balance in currency translation reserve for continuing hedges	Balances remaining in cash flow hedging reserve for which hedge accounting is no longer applied	Balances remaining in currency translation reserve for which hedge accounting is no longer applied	Hedging gains or losses recognised in other comprehensive income	Hedge ineffectiveness recognised in the income statement[1]

Description of hedge relationship and hedged risk	£m	£m	£m	£m	£m	£m	£m
2024
Assets
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	438	182	—	1,552	—	438	(8)
Cash and balances at Central Banks	495	123	—	1,495	—	495	22
Foreign exchange risk
Loans and advances at amortised cost	300	106	—	—	—	300	5
Inflation risk
Debt securities classified at amortised cost	118	(73)	—	25	—	118	—
Liabilities
Cash flow hedge of:
Foreign exchange risk
Subordinated Liabilities	18	(9)	—	—	—	18	—
Total cash flow hedges	1,369	329	—	3,072	—	1,369	19
Hedge of net investment in foreign operations
USD foreign operations	136	—	1,449	—	—	136	—
EUR foreign operations	(109)	—	(26)	—	—	(109)	—
Other foreign operations	(17)	—	34	—	96	(17)	—
Total foreign operations	10	—	1,457	—	96	10	—

2023
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	(694)	94	—	1,909	—	(694)	23
Cash and balances at Central Banks	(1,004)	(151)	—	2,121	—	(1,004)	132
Foreign exchange risk
Loans and advances at amortised cost	(463)	30	—	—	—	(463)	5
Inflation risk
Debt securities classified at amortised cost	(313)	(181)	—	21	—	(313)	—
Total cash flow hedges	(2,474)	(208)	—	4,051	—	(2,474)	160
Hedge of net investment in foreign operations
USD foreign operations	(522)	—	1,374	—	—	(522)	—
EUR foreign operations	(49)	—	83	—	—	(49)	—
Other foreign operations	(115)	—	53	—	96	(115)	—
Total foreign operations	(686)	—	1,510	—	96	(686)	—
Note
1Hedge ineffectiveness is recognised in net interest income.

Barclays Bank PLC 2024 Annual Report on Form 20-F	191
Notes to the financial statements
Assets and liabilities held at fair value
The following table shows the cash flow and net investment hedging instruments which are carried on the balance sheet:

Barclays Bank Group		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m
As at 31 December 2024
Cash flow	Interest rate risk	—	—	—	80,382	(919)
	Foreign exchange risk	611	(307)	—	26,564	(313)
	Inflation risk	—	—	—	6,377	(118)
	Total	611	(307)	—	113,323	(1,350)
Net investment	Foreign exchange risk	36	(66)	(7,588)	11,601	(10)

As at 31 December 2023
Cash flow	Interest rate risk	17	—	—	93,423	1,853
	Foreign exchange risk	625	(8)	—	17,995	468
	Inflation risk	—	—	—	2,807	313
	Total	642	(8)	—	114,225	2,634
Net investment	Foreign exchange risk	110	(45)	(8,507)	12,240	686
There are 2 (2023: 2) foreign exchange risk cash flow hedges with an average foreign exchange rate of JPY 149.87: GBP 1 (2023: JPY 147.80:
GBP 1), 11 (2023: 8) with an average foreign exchange rate of USD 1.27: GBP 1 (2023: 1.25) and 9 (2023: none) with an average foreign exchange rate of AUD 1.94: GBP 1 (2023: none).
The effect on the income statement and other comprehensive income of recycling amounts in respect of cash flow hedges and net investment hedges of foreign operations is set out in the following table:

Barclays Bank Group	2024		2023
	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur

Description of hedge relationship and hedged risk	£m	£m	£m	£m
Cash flow hedge of interest rate risk
Recycled to net interest income	(1,697)	(2)	(1,664)	(1)
Cash flow hedge of foreign exchange risk
Recycled to net interest income	(251)	—	507	—
Hedge of net investment in foreign operations
Recycled to other income	—	(1)	—	(6)
A detailed reconciliation of the movements of the cash flow hedging reserve and the currency translation reserve is as follows:

Barclays Bank Group	2024		2023
	Cash flow hedging reserve	Currency translation reserve	Cash flow hedging reserve	Currency translation reserve
	£m	£m	£m	£m
Balance on 1 January	(2,895)	3,783	(5,557)	4,992
Currency translation movements	20	(194)	32	(1,934)
Hedging (losses)/gains for the year	(1,369)	50	2,474	686
Amounts reclassified in relation to cash flows affecting profit or loss	1,950	1	1,158	6
Tax	(154)	50	(1,002)	33
Balance on 31 December	(2,448)	3,690	(2,895)	3,783

Barclays Bank PLC 2024 Annual Report on Form 20-F	192
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

	Barclays Bank Group
	2024	2023
	£m	£m
Debt securities and other eligible bills	47,727	50,650
Equity securities	—	2
Loans and advances	3,283	771
Financial assets at fair value through other comprehensive income	51,010	51,423
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
The details on how the fair value amounts are arrived at for financial liabilities designated at fair value are described in Note 16.

	Barclays Bank Group
	2024		2023
	Fair value	Contractual amount due on maturity	Fair value	Contractual amount due on maturity
	£m	£m	£m	£m
Debt securities	76,833	92,479	67,486	81,651
Deposits	46,383	48,201	43,602	44,912
Repurchase agreements and other similar secured borrowing	156,024	156,600	186,906	187,786
Subordinated debt	537	957	579	942
Financial liabilities designated at fair value	279,777	298,237	298,573	315,291
(The details on how the fair value amounts are arrived at for financial liabilities designated at fair value are described in Note 16.)
The cumulative own credit net loss recognised for Barclays Bank Group is £1,434m (2023: £307m)

Barclays Bank PLC 2024 Annual Report on Form 20-F	193
Notes to the financial statements
Assets and liabilities held at fair value
16Fair value of financial instruments
Accounting for financial assets and liabilities – fair value
Financial instruments that are held for trading are recognised at fair value through profit or loss. In addition, financial assets are held at fair value through profit or loss if they do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling. Subsequent changes in fair value for these instruments are recognised in the income statement in net investment income, except if reporting it in trading income reduces an accounting mismatch.
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
Various factors influence the availability of observable inputs, and these may vary from product to product and change over time. Factors include the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the marketplace, the maturity of market modelling and the nature of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependent on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities, or other analytical techniques.
The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 201.
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
Climate related risks are assumed to be included in the fair values of assets and liabilities traded in active markets. Within less active markets, for counterparties and instruments identified as being more susceptible to climate change risk, an impact assessment was performed by increasing their probability of default. The change in the valuation of the assets and liabilities from this assessment was not sufficiently material to necessitate any amendment to the reported 2024 year-end valuations.
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
(unobservable inputs). A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price. Unobservable input levels are generally determined via reference to observable inputs, historical observations or using other analytical techniques.

Barclays Bank PLC 2024 Annual Report on Form 20-F	194
Notes to the financial statements
Assets and liabilities held at fair value
The following table shows assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2024				2023
	Valuation technique using				Valuation technique using
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	77,581	78,548	10,115	166,244	94,615	73,442	6,509	174,566
Financial assets at fair value through the income statement	3,463	182,391	5,991	191,845	5,747	193,121	5,368	204,236
Derivative financial assets	101	290,182	2,073	292,356	107	252,464	3,540	256,111
Financial assets at fair value through other comprehensive income	19,021	28,315	3,674	51,010	21,079	29,568	776	51,423
Investment property	—	—	9	9	—	—	2	2
Total Assets	100,166	579,436	21,862	701,464	121,548	548,595	16,195	686,338
Trading portfolio liabilities	(27,033)	(28,754)	(395)	(56,182)	(28,380)	(29,013)	(368)	(57,761)
Financial liabilities designated at fair value	(181)	(276,355)	(3,241)	(279,777)	(117)	(297,244)	(1,212)	(298,573)
Derivative financial liabilities	(86)	(276,064)	(3,181)	(279,331)	(81)	(245,146)	(4,653)	(249,880)
Total Liabilities	(27,300)	(581,173)	(6,817)	(615,290)	(28,578)	(571,403)	(6,233)	(606,214)

Barclays Bank PLC 2024 Annual Report on Form 20-F	195
Notes to the financial statements
Assets and liabilities held at fair value
The following table shows Barclays Bank Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

As at 31 December 2024	Loans	Corporate debt	Asset backed securities	Government debt	Private equity investments	Issued debt	Reverse repurchase and repurchase agreements	Interest rate derivatives	Equity derivatives	Other products[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	6,146	1,590	991	1,018	—	—	—	—	—	370	10,115
Financial assets at fair value through the income statement	3,991	913	139	35	219	—	539	—	—	155	5,991
Derivative financial assets	—	—	—	—	—	—	—	1,193	477	403	2,073
Financial assets at fair value through other comprehensive income	2,858	47	757	12	—	—	—	—	—	—	3,674
Investment property	—	—	—	—	—	—	—	—	—	9	9
Total assets	12,995	2,550	1,887	1,065	219	—	539	1,193	477	937	21,862
Trading portfolio liabilities	—	(374)	(6)	—	—	—	—	—	—	(15)	(395)
Financial liabilities designated at fair value	—	—	—	—	—	(1,842)	(1,379)	—	—	(20)	(3,241)
Derivative financial liabilities	—	—	—	—	—	—	—	(1,013)	(1,219)	(949)	(3,181)
Total Liabilities	—	(374)	(6)	—	—	(1,842)	(1,379)	(1,013)	(1,219)	(984)	(6,817)

As at 31 December 2023	Loans	Corporate debt	Asset backed securities	Government debt	Private equity investments	Issued debt	Reverse repurchase and repurchase agreements	Interest rate derivatives	Equity derivatives	Other products[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	4,469	679	318	669	—	—	—	—	—	374	6,509
Financial assets at fair value through the income statement	3,984	889	85	—	145	—	209	—	—	56	5,368
Derivative financial assets	—	—	—	—	—	—	—	2,211	977	352	3,540
Financial assets at fair value through other comprehensive income	533	—	200	42	—	—	—	—	—	1	776
Investment property	—	—	—	—	—	—	—	—	—	2	2
Total assets	8,986	1,568	603	711	145	—	209	2,211	977	785	16,195
Trading portfolio liabilities	—	(359)	—	—	—	—	—	—	—	(9)	(368)
Financial liabilities designated at fair value	—	—	—	—	—	(629)	(517)	—	—	(66)	(1,212)
Derivative financial liabilities	—	—	—	—	—	—	—	(1,701)	(2,041)	(911)	(4,653)
Total Liabilities	—	(359)	—	—	—	(629)	(517)	(1,701)	(2,041)	(986)	(6,233)
Note
1Other products include funds and fund-linked products, equity cash products, investment property, foreign exchange derivatives and credit derivatives.
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
Valuation: Interest rate and inflation derivatives are generally valued using curves of forward rates constructed from market data to project and discount the expected future cash flows of trades. Instruments with optionality are valued using volatilities implied from market inputs and use industry standard or bespoke models depending on the product type.

Barclays Bank PLC 2024 Annual Report on Form 20-F	196
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
Observability: In general, valuation inputs are observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set by referencing liquid market instruments and applying extrapolation techniques or inferred via another reasonable method.
Corporate debt
Description: Primarily corporate bonds.
Valuation: Corporate bonds are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing sources.
Observability: Prices for actively traded bonds are considered observable. Unobservable bond prices are generally determined by reference to bond yields or CDS spreads for actively traded instruments issued by or referencing the same (or a similar) issuer.
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
Observability: Inputs are deemed observable up to liquid maturities or for consensus pricing with low pricing-range and are determined based on the specific features of the transaction. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques or inferred via another reasonable method.
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
Valuation: Where available, valuations are based on observable market prices sourced from broker quotes and inter-dealer prices and external vendor provides who provide pricing. Otherwise, valuations are determined using industry standard discounted cash flow analysis that calculates the fair value based on valuation inputs such as constant default rate, conditional prepayment rate, loss given default and yield. These inputs are determined by reference to a number of sources including proxying to observed transactions, market indices or market research, and by assessing underlying collateral performance.
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
Observability: Where an asset backed product does not have an observable market price and the valuation is determined using a discounted cash flow analysis, the instrument is considered unobservable.
Government debt
Description: Government bonds, supra sovereign bonds and agency bonds.

Barclays Bank PLC 2024 Annual Report on Form 20-F	197
Notes to the financial statements
Assets and liabilities held at fair value
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
Issued debt
Description: Debt notes issued by Barclays.
Valuation: Issued debt is valued using discounted cash flow techniques models incorporating various inputs observed for each instrument.
Observability: Barclays issued notes are generally observable. Structured notes are debt instruments containing embedded derivatives.
Where either an input to the embedded derivative or the debt instrument is deemed unobservable and significant to the overall valuation of the note, the structured note is classified as Level 3.
Other products
Description: Other products include funds and fund-linked products, equity cash products, investment property, credit derivatives and foreign exchange derivatives.
Assets and liabilities reclassified between Level 1 and Level 2
During the year ended 31 December 2024, there were no material transfers between Level 1 to Level 2 (year ended 31 December 2023:
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
Asset and liability transfers between Level 2 and Level 3 are primarily due to 1) an increase or decrease in observable market activity related to an input or 2) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2024					Total gains and (losses) in the period recognised in the income statement		Total gains and (losses) in the period recognised in OCI	Transfers		31 December 2024
		Purchases	Sales	Issues	Settlements	Trading income[2]	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	6,509	5,848	(1,817)	—	(865)	(9)	—	—	775	(326)	10,115
Financial assets at fair value through the income statement	5,368	2,540	(1,524)	—	(582)	—	56	—	206	(73)	5,991
Fair value through other comprehensive income	776	3,116	(43)	—	—	3	22	—	—	(200)	3,674
Investment property	2	9	(2)	—	—	—	—	—	—	—	9
Trading portfolio liabilities	(368)	(26)	20	—	—	(7)	—	—	(15)	1	(395)
Financial liabilities designated at fair value	(1,212)	(409)	—	(1,147)	143	(74)	—	—	(892)	350	(3,241)
Net derivative financial instruments[1]	(1,113)	(571)	(7)	—	(15)	(66)	—	—	163	501	(1,108)
Total	9,962	10,507	(3,373)	(1,147)	(1,319)	(153)	78	—	237	253	15,045

Barclays Bank PLC 2024 Annual Report on Form 20-F	198
Notes to the financial statements
Assets and liabilities held at fair value

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2023					Total gains and (losses) in the period recognised in the income statement		Total gains and (losses) in the period recognised in OCI	Transfers		As at 31 December 2023
		Purchases	Sales	Issues	Settlements	Trading income[2]	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	6,480	3,394	(3,023)	—	(602)	11	—	—	1,059	(810)	6,509
Financial assets at fair value through the income statement	6,111	3,877	(3,411)	—	(1,084)	26	(14)	—	239	(376)	5,368
Fair value through other comprehensive income	4	733	—	—	(3)	—	—	—	42	—	776
Investment property	5	—	(4)	—	—	—	1	—	—	—	2
Trading portfolio liabilities	(56)	(367)	45	—	—	—	—	—	—	10	(368)
Financial liabilities designated at fair value	(1,042)	(38)	—	(403)	—	(38)	(3)	—	(147)	459	(1,212)
Net derivative financial instruments[1]	(1,190)	(639)	24	—	83	(92)	—	—	388	313	(1,113)
Total	10,312	6,960	(6,369)	(403)	(1,606)	(93)	(16)	—	1,581	(404)	9,962
Notes
1The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £2,073m (2023: £3,540m) and derivative financial liabilities are £(3,181)m (2023: £(4,653)m).
2Trading income represents gains and losses on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in level 2.
Unrealised gains and losses on Level 3 financial assets and liabilities
The following tables disclose the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and (losses) recognised during the period on Level 3 assets and liabilities held at year end
	2024				2023
	Income statement		Other compre- hensive income		Income statement		Other compre- hensive income
	Trading income[1]	Other income		Total	Trading income[1]	Other income		Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(9)	—	—	(9)	10	—	—	10
Financial assets at fair value through the income statement	—	55	—	55	28	1	—	29
Fair value through other comprehensive income	3	22	—	25	—	—	—	—
Investment property	—	—	—	—	—	1	—	1
Trading portfolio liabilities	(7)	—	—	(7)	—	—	—	—
Financial liabilities designated at fair value	(77)	—	—	(77)	(38)	(3)	—	(41)
Net derivative financial instruments[1]	(58)	—	—	(58)	(107)	—	—	(107)
Total	(148)	77	—	(71)	(107)	(1)	—	(108)
Note
1Trading income represents gains and losses on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in level 2.

Barclays Bank PLC 2024 Annual Report on Form 20-F	199
Notes to the financial statements
Assets and liabilities held at fair value
Significant unobservable inputs
The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Valuation technique(s)[1]	Significant unobservable inputs	2024		2023
			Range		Range
			Min	Max	Min	Max	Units[2]
Derivative financial instruments[3]
Interest rate derivatives	Discounted cash flows	Inflation forwards	3	3	4	7%
		Credit spread	14	1,972	15	1,672	bps
		Yield	0	12	1	7%
		Growth curve	n/m4	n/m4	(1)	2%
	Option model	Inflation volatility	n/m4	n/m4	66	257	bps vol
		Interest rate volatility	19	175	26	515	bps vol
		FX - IR correlation	(36)	30	(20)	78%
		IR - IR correlation	33	98	(20)	98%
		IR - Inflation correlation	10	10	10	10%
		Inflation - Inflation correlation	5	5	5	5%
Equity derivatives	Option model	Equity volatility	1	133	5	138%
		Equity - equity correlation	40	100	40	100%
	Discounted cash flow	Discount margin	(215)	351	(238)	110	bps
Non-derivative financial instruments
Loans	Discounted cash flows	Loan spread	35	908	41	802	bps
		Credit spread	194	1,011	186	870	bps
		Discount margin	230	345	230	345	bps
		Yield	2	18	7	18%
	Comparable pricing	Comparable price	0	240	0	287	points
Asset backed securities	Comparable pricing	Comparable price	0	125	0	5,000	points
	Discounted cash flows	Discount margin	(137)	(25)	n/m4	n/m4	bps
	Option Model	Equity volatility	15	32	n/m4	n/m4%
Corporate debt	Comparable pricing	Comparable price	0	2,322	0	352	points
Government debt	Comparable pricing	Comparable price	0	123	1	127	points
Issued debt	Discounted cash flows	Credit spread	50	198	60	192	bps
	Option model	Equity volatility	1	111	4	91%
		Interest rate volatility	19	211	11	391	bps vol
Reverse repurchase and repurchase agreements	Discounted cash flows	Repo spread	14	186	385	468	bps
Notes
1A range has not been provided for Net Asset Value as there would be a wide range reflecting the diverse nature of the positions.
2The units used to disclose ranges for significant unobservable inputs are percentages, points and basis points. Points are a percentage of par; for example,
100 points equals 100% of par. A basis point equals 1/100th of 1%; for example, 150 basis points equals 1.5%.
3Certain derivative instruments are classified as Level 3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation
Adjustment for the instruments. The range of significant unobservable credit spreads is between 14bps-1,972bps (2023: 29bps-1,672bps).
4      Non-material level 3 balances for these unobservable inputs.
The following section describes the significant unobservable inputs identified in the table above, and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs. Where sensitivities are described, the inverse relationship will also generally apply.
Where reliable interrelationships can be identified between significant unobservable inputs used in fair value measurement, a description of those interrelationships is included below.

Barclays Bank PLC 2024 Annual Report on Form 20-F	200
Notes to the financial statements
Assets and liabilities held at fair value
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
Volatility
Volatility is a measure of the variability or uncertainty in return for a given derivative underlying. It is an estimate of how much a particular underlying instrument input or index will change in value over time. In general, volatilities are implied from observed option prices. For unobservable options the implied volatility may reflect additional assumptions about the nature of the underlying risk, and the strike/
maturity profile of a specific contract.
In general, a significant increase in volatility in isolation will result in a fair value increase for the holder of a simple option, but the sensitivity is dependent on the specific terms of the instrument.
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
Loan spread
Loan spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Loan spreads typically reflect credit quality, the level of comparable assets such as gilts and other factors, and form part of the yield used in a discounted cash flow calculation.
In general, a significant increase in loan spreads in isolation will result in a fair value decrease for a loan.

Barclays Bank PLC 2024 Annual Report on Form 20-F	201
Notes to the financial statements
Assets and liabilities held at fair value

Sensitivity analysis of valuations using unobservable inputs (Relates to Level 3 Portfolios)
	2024				2023
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes

	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Loans	577	43	(742)	(43)	545	2	(763)	(2)
Corporate debt	87	—	(56)	—	34	—	(22)	—
Asset backed securities	57	4	(40)	(4)	37	1	(27)	(1)
Government debt	47	—	(56)	—	31	—	(34)	—
Private equity investments	28	—	(28)	—	9	—	(9)	—
Interest rate derivatives	98	—	(212)	—	78	—	(158)	—
Equity derivatives	199	—	(269)	—	142	—	(226)	—
Other products[1]	91	—	(104)	—	89	—	(98)	—
Total	1,184	47	(1,507)	(47)	965	3	(1,337)	(3)
Note
1Other products include equity cash products, credit derivatives, foreign exchange derivatives and fund and fund linked products
The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £1,231m (2023: £968m) or to decrease fair values by up to £1,554m (2023:
£1,340m) with substantially all the potential effect impacting profit and loss. Unfavourable changes shown in the table above are partly provided for through the capital and prudential valuation adjustment framework.
Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	2024	2023
Barclays Bank Group	£m	£m
Exit price adjustments derived from market bid-offer spreads	(529)	(558)
Uncollateralised derivative funding	19	(4)
Derivative credit valuation adjustments	(184)	(209)
Derivative debit valuation adjustments	108	144
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
Exit price adjustments derived from market bid-offer spreads have decreased by £29m from £(558)m to £(529)m.
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
Uncollateralised
A fair value adjustment of £19m has been applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised and partially collateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. The derivative funding adjustment has moved by £23m from £(4)m to £19m .
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
counterparty level. Counterparties include (but are not limited to) corporates, Sovereigns and Sovereign agencies and Supranationals.
Exposure at default is generally estimated through the simulation of underlying risk factors through approximating with a more vanilla structure, or by using current or scenario-based mark to market as an estimate of future exposure.

Barclays Bank PLC 2024 Annual Report on Form 20-F	202
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
Derivative credit valuation adjustments decreased by £25m from £(209)m to £(184)m as a result of tightening in input counterparty credit spreads. Derivative debit valuation adjustments decreased by £36m from £144m to £108m, as a result of a tightening in input own credit spreads.
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
Portfolio exemptions
Barclays Bank Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Financial instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, Barclays Bank Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.
Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised is £267m (2023: £194m) for financial instruments measured at fair value and £17m (2023: £18m) for financial instruments carried at amortised cost. There are additions and FX revaluation of £177m (2023: £136m) and amortisation and releases of £104m (2023: £48m) for financial instruments measured at fair value and additions of £nil (2023: £nil) and amortisation and releases of £1m (2023: £7m) for financial instruments carried at amortised cost.
Third-party credit enhancements
Structured and brokered certificates of deposit issued by Barclays Bank Group are insured up to $250,000 per depositor by the Federal
Deposit Insurance Corporation (FDIC) in the US. The FDIC is funded by premiums that Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third-party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £4,844m (2023:
£5,162m).
Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
The following table summarises the fair value of financial assets and liabilities measured at amortised cost on Barclays Bank Group’s and
Barclays Bank PLC's balance sheet disaggregated by balance sheet classification:

Barclays Bank Group	2024					2023
	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Debt securities at amortised cost	50,227	49,400	18,307	29,509	1,584	39,046	37,807	13,976	21,384	2,447
Loans and advances at amortised cost	144,827	146,369	6,791	67,601	71,977	146,201	147,323	5,766	73,231	68,326
Reverse repurchase agreements and other similar secured lending	3,393	3,393	—	3,393	—	1,103	1,103	—	1,103	—
Assets included in disposal groups classified as held for sale	9,544	9,628	—	3,520	6,108	3,855	3,855	—	3,855	—
Financial liabilities
Deposits at amortised cost	(319,376)	(319,135)	(203,393)	(115,172)	(570)	(301,798)	(301,851)	(166,087)	(135,461)	(303)
Repurchase agreements and other similar secured borrowing	(29,397)	(29,397)	—	(29,397)	—	(28,554)	(28,554)	—	(28,554)	—
Debt securities in issue	(35,803)	(35,745)	—	(34,612)	(1,133)	(45,653)	(45,557)	—	(44,595)	(962)
Subordinated liabilities	(41,875)	(43,030)	—	(42,189)	(841)	(35,903)	(37,295)	—	(37,100)	(195)
Liabilities included in disposal groups classified as held for sale	(3,647)	(3,647)	—	(3,647)	—	(3,077)	(3,077)	—	(3,077)	—
The fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a wide range of valuation techniques are available, it may not be appropriate to directly compare this fair value information to independent market sources or other financial institutions. Different valuation methodologies and assumptions can have a significant impact on fair values which are based on unobservable inputs.

Barclays Bank PLC 2024 Annual Report on Form 20-F	203
Notes to the financial statements
Assets and liabilities held at fair value
Financial assets
Debt Securities at amortised cost
Debt securities at amortised cost are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing sources. Prices for actively traded bonds are considered observable. Where market data for the underlying bond is unavailable, a number of proxy/extrapolation techniques are employed to determine the appropriate fair value
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
Financial liabilities
Deposits at amortised cost
In many cases, the fair value disclosed approximates carrying value because the instruments are short-term in nature or have interest rates that reprice frequently, such as customer accounts and other deposits and short-term debt securities.
The fair value for deposits with longer-term maturities, mainly time deposits, are estimated using discounted cash flows applying either market rates or current rates for deposits of similar remaining maturities.
Repurchase agreements and other similar secured borrowing
The fair value of repurchase agreements approximates carrying amount as these balances are generally short dated.
Debt securities in issue
Fair values of other debt securities in issue are based on quoted prices where available or, where the instruments are short dated, carrying amount approximates fair value.
Subordinated liabilities
Fair values for dated and undated convertible and non-convertible loan capital are based on quoted market rates for the issuer concerned or issuers with similar terms and conditions.
Assets & liabilities included in disposal groups classified as held for sale
The fair value for the purposes of this disclosure has been prepared in accordance with the products held for sale, and valuation techniques used to determine the expected sales price of these assets and liabilities that will be achieved when the disposal group is sold.

Barclays Bank PLC 2024 Annual Report on Form 20-F	204
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
netting.
The ‘Net amounts’ presented in the table below are not intended to represent the Barclays Bank Group’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to netting and collateral arrangements.

Barclays Bank Group	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangements[3]	Balance sheet total[4]
	Effects of offsetting on-balance sheet			Related amounts not offset
	Gross amounts	Amounts offset[1]	Net amounts reported on the balance sheet	Financial instruments	Financial collateral[2]	Net amount
As at 31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m
Derivative financial assets	333,711	(47,207)	286,504	(230,260)	(41,586)	14,658	5,852	292,356
Reverse repurchase agreements and other similar secured lending[5]	700,005	(556,219)	143,786	—	(143,347)	439	1,398	145,184
Total assets	1,033,716	(603,426)	430,290	(230,260)	(184,933)	15,097	7,250	437,540
Derivative financial liabilities	(318,990)	46,040	(272,950)	230,260	27,660	(15,030)	(6,381)	(279,331)
Repurchase agreements and other similar secured borrowing[5]	(737,053)	556,219	(180,834)	—	180,834	—	(4,587)	(185,421)
Total liabilities	(1,056,043)	602,259	(453,784)	230,260	208,494	(15,030)	(10,968)	(464,752)

As at 31 December 2023
Derivative financial assets	306,735	(55,781)	250,954	(198,633)	(39,927)	12,394	5,157	256,111
Reverse repurchase agreements and other similar secured lending[5]	677,255	(529,435)	147,820	—	(147,397)	423	2,414	150,234
Total assets	983,990	(585,216)	398,774	(198,633)	(187,324)	12,817	7,571	406,345
Derivative financial liabilities	(297,308)	54,241	(243,067)	198,633	27,930	(16,504)	(6,813)	(249,880)
Repurchase agreements and other similar secured borrowing[5]	(736,112)	529,435	(206,677)	—	206,677	—	(8,783)	(215,460)
Total liabilities	(1,033,420)	583,676	(449,744)	198,633	234,607	(16,504)	(15,596)	(465,340)
Notes
1.Amounts offset for derivative financial assets additionally includes cash collateral netted of £5,126m (2023: £7,527m). Amounts offset for derivative financial liabilities additionally includes cash collateral netted of £6,293m (2023: £9,067m). Settlement assets and liabilities have been offset amounting to
£25,133m (2023: £29,297m).
2.Financial collateral of £41,586m (2023: £39,927m) was received in respect of derivative assets, including £28,953m (2023: £29,944m) of cash collateral and £12,633m (2023: £9,983m) of non-cash collateral. Financial collateral of £27,660m (2023: £27,930m) was placed in respect of derivative liabilities, including £23,109m (2023: £24,212m) of cash collateral and £4,551m (2023: £3,718m) of non-cash collateral. The collateral amounts are limited to net balance sheet exposure so as to not include over-collateralisation.
3.This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
4.The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
5.Reverse repurchase agreements and other similar secured lending of £145,184m (2023: £150,234m) is split by fair value £141,791m (2023: £149,131m)
and amortised cost £3,393m (2023: £1,103m). Repurchase agreements and other similar secured borrowing of £185,421m (2023: £215,460m) is split by fair value £156,024m (2023: £186,906m) and amortised cost £29,397m (2023: £28,554m).
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
Global Master Repurchase Agreements and Global Master Securities Lending Agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transactions covered by the agreements if an event of default or other predetermined events occur.

Barclays Bank PLC 2024 Annual Report on Form 20-F	205
Notes to the financial statements
Assets and liabilities held at fair value
Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.
These offsetting collateral arrangements and other credit risk mitigation strategies used by the Barclays Bank Group are further explained in the Credit risk management section on page 66.

Barclays Bank PLC 2024 Annual Report on Form 20-F	206
Notes to the financial statements
Assets at amortised cost and other investments
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
Investment property
The Barclays Bank Group and Barclays Bank PLC initially recognises investment property at cost, and subsequently at fair value at each balance sheet date, reflecting market conditions at the reporting date. Gains and losses on remeasurement are included in the income statement.

	Barclays Bank Group
	Investment property	Property	Equipment	Right of use assets[1]	Total
	£m	£m	£m	£m	£m
Cost
As at 1 January 2024	2	1,540	942	803	3,287
Additions	9	70	58	12	149
Disposals[2]	(2)	(14)	(47)	(9)	(72)
Exchange and other movements[3]	—	28	(15)	237	250
As at 31 December 2024	9	1,624	938	1,043	3,614
Accumulated depreciation and impairment
As at 1 January 2024	—	(778)	(690)	(557)	(2,025)
Depreciation charge	—	(42)	(73)	(51)	(166)
Impairment charge	—	—	—	—	—
Disposals[2]	—	14	40	9	63
Exchange and other movements[3]	—	(7)	(2)	69	60
As at 31 December 2024	—	(813)	(725)	(530)	(2,068)
Net book value	9	811	213	513	1,546
Cost
As at 1 January 2023	5	1,624	1,039	781	3,449
Additions	—	18	85	9	112
Disposals[2]	(3)	(12)	(186)	(3)	(204)
Exchange and other movements	—	(90)	4	16	(70)
As at 31 December 2023	2	1,540	942	803	3,287
Accumulated depreciation and impairment
As at 1 January 2023	—	(782)	(775)	(513)	(2,070)
Depreciation charge	—	(47)	(78)	(52)	(177)
Impairment charge	—	—	—	(13)	(13)
Disposals[2]	—	9	185	3	197
Exchange and other movements	—	42	(22)	18	38
As at 31 December 2023	—	(778)	(690)	(557)	(2,025)
Net book value	2	762	252	246	1,262
Notes
1Right of use (ROU) asset balances relate to Property Leases accounted in accordance with IFRS 16. Refer to Note 19 for further details.
2Disposals pertain to fully depreciated assets which are not in use.
3      Exchange and other movements in Right of use (ROU) asset balances include modification related to a lease extension by ~91 years.

Barclays Bank PLC 2024 Annual Report on Form 20-F	207
Notes to the financial statements
Assets at amortised cost and other investments
Property rentals of £8m (2023: £8m) have been included in other income within the Barclays Bank Group.
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
19Leases
Accounting for leases
When the Barclays Bank Group or Barclays Bank PLC are the lessee, they are required to recognise both:
▪a lease liability, measured at the present value of remaining cash flows on the lease
▪a right of use (ROU) asset, measured at the amount of the initial measurement of the lease liability, plus any lease payments made prior to commencement date, initial direct costs, and estimated costs of restoring the underlying asset to the condition required by the lease, less any lease incentives received.
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
As lessees
The Barclays Bank Group and Barclays Bank PLC lease various offices, branches and other premises under non-cancellable lease arrangements to meet their operational business requirements. In some instances, the Barclays Bank Group or Barclays Bank PLC will sublease property to third parties when it is no longer needed to meet business requirements. Currently, the Barclays Bank Group and
Barclays Bank PLC do not have any material subleasing arrangements.
ROU asset balances relate to property leases only. Refer to Note 18 for the carrying amount of ROU assets.
The Barclays Bank Group and Barclays Bank PLC have not recognised any expenses related to short term leases during the current and previous year.

Lease liabilities	Barclays Bank Group
	2024	2023
	£m	£m
As at 1 January	280	496
Interest expense	29	21
New leases	11	9
Disposals	—	(1)
Cash payments[1]	(73)	(265)
Exchange and other movements[2]	295	20
As at 31 December (see Note 21)	542	280

Barclays Bank PLC 2024 Annual Report on Form 20-F	208
Notes to the financial statements
Assets at amortised cost and other investments
The table below sets out a maturity analysis of undiscounted lease liabilities, showing the lease payments after the reporting date.

Undiscounted lease liabilities maturity analysis	Barclays Bank Group
	2024	2023
	£m	£m
Not more than one year	70	62
One to two years	66	55
Two to three years	61	49
Three to four years	46	43
Four to five years	40	28
Five to ten years	130	72
Greater than ten years	3,550	16
Total undiscounted lease liabilities as at 31 December	3,963	325
During the year, Barclays had a lease modification for property "New York, 745 7th Avenue" wherein there is an extension of lease term by
~91 years, resulting in increase in the above stated undiscounted lease liabilities.
In addition to the cash flows identified above, the Barclays Bank Group and Barclays Bank PLC are exposed to:
•Variable lease payments: This variability will typically arise from either inflation index instruments or market-based pricing adjustments.
Currently, Barclays Bank Group has 38 leases (2023: 49 leases) out of the total 103 leases (2023: 94 leases) which have variable lease payment terms based on market based pricing adjustments. Of the gross cash flows identified above, £3,855m (2023: £229m) is attributable to leases with some degree of variability predominantly linked to market based pricing adjustments.
•Extension and termination options: The table above represents the Barclays Bank Group’s and the Barclays Bank PLC’s best estimate of future cash outflows for leases, including assumptions regarding the exercising of contractual extension and termination options. The above gross cash flows have been reduced by £9m (2023: £429m) and £9m (2023: £9m) respectively for leases where the Barclays Bank
Group and the Barclays Bank PLC are highly expected to exercise an early termination option. The above gross cash flows have been increased by £3,638m, of which £1,859m (2023: £nil) and £14m (2023: £nil) respectively for leases where the Barclays Bank Group and the Barclays Bank PLC are highly expected to exercise an extension option.
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
Intangible assets are stated at cost (which is, in the case of assets acquired in a business combination, the acquisition date fair value) less accumulated amortisation and provisions for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, generally using the amortisation periods set out below:

Annual rates in calculating amortisation	Amortisation period
Goodwill	Not amortised
Internally generated software[1]	12 months to 6 years
Other software	12 months to 6 years
Customer lists	12 months to 25 years
Licences and other	12 months to 25 years
Note
1Exceptions to the above period relate to useful lives of certain core banking platforms that are assessed individually and, if appropriate, amortised over longer periods ranging from 10 years to 15 years.
Intangible assets are reviewed for impairment when there are indications that impairment may have occurred. Intangible assets not yet available for use are reviewed annually for impairment.

Barclays Bank PLC 2024 Annual Report on Form 20-F	209
Notes to the financial statements
Assets at amortised cost and other investments

		Intangible assets
	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Cost
As at 1 January 2024	335	1,266	73	1,477	128	3,279
Additions	263	366	1	—	66	696
Disposals[1]	—	(131)	(10)	—	—	(141)
Exchange and other movements	9	(162)	1	(315)	3	(464)
As at 31 December 2024	607	1,339	65	1,162	197	3,370
Accumulated amortisation and impairment
As at 1 January 2024	(68)	(623)	(42)	(1,345)	(117)	(2,195)
Disposals[1]	—	131	10	—	—	141
Amortisation charge	—	(149)	(8)	(25)	(5)	(187)
Impairment charge	—	(2)	—	—	—	(2)
Exchange and other movements	—	(4)	(1)	305	(2)	298
As at 31 December 2024	(68)	(647)	(41)	(1,065)	(124)	(1,945)
Net book value	539	692	24	97	73	1,425

	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Cost
As at 1 January 2023	345	1,477	91	1,562	956	4,431
Additions	—	310	23	—	4	337
Disposals[1]	—	(325)	(13)	—	(2)	(340)
Exchange and other movements	(10)	(196)	(28)	(85)	(830)	(1,149)
As at 31 December 2023	335	1,266	73	1,477	128	3,279
Accumulated amortisation and impairment
As at 1 January 2023	(68)	(787)	(49)	(1,382)	(480)	(2,766)
Disposals[1]	—	325	13	—	2	340
Amortisation charge	—	(163)	(9)	(39)	(48)	(259)
Impairment charge	—	(40)	—	—	—	(40)
Exchange and other movements	—	42	3	76	409	530
As at 31 December 2023	(68)	(623)	(42)	(1,345)	(117)	(2,195)
Net book value	267	643	31	132	11	1,084
Note
1Disposals pertain to fully amortised assets which are not in use.
In 2024, Goodwill has increased in the year by £263m due to the acquisition of Luxury Card's US.  Exchange and other movements for the year ended 31 December 2024 includes the reclassification of a co-branded cards portfolio to assets held for sale of £338m and accumulated amortisation of £326m from intangibles to assets held for sale.
In 2023, the Barclays Bank Group reclassified assets with a total net book value of £412m recognised on balance sheet relating to sign-on bonus payments made to co-brand credit card partners from Intangible Assets (Licences and other) to Other Assets. This change in classification has been made to more appropriately reflect the nature of the assets.
The German Consumer Finance business moved to assets held for sale during 2023 which resulted in an impairment of Intangible assets of
£32m.

Barclays Bank PLC 2024 Annual Report on Form 20-F	210
Notes to the financial statements
Assets at amortised cost and other investments
Goodwill
Goodwill is allocated to business operations according to business segments as follows:

	Barclays Bank Group
	2024	2023[1]
	£m	£m
Barclays Private Bank and Wealth Management	95	95
Barclays US Consumer Bank	444	172
Total net book value of goodwill	539	267
2024 impairment review
The 2024 impairment review was performed during Q4 2024, with the approach and results of this analysis set out below.
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
Goodwill is only reallocated if there is a change in its use or when reporting structures are altered in a way that changes the composition of one or more cash-generating units to which goodwill has been allocated. As a result of the changes in business operating segments announced in the 20 February 2024 Barclays PLC Investor Update the goodwill previously allocated to the Consumer, Cards & Payments
CGU has been reallocated to the US Consumer Bank CGU with the 2023 comparatives re-presented.
Cash flows
The five-year cash flows used in the calculation of value in use are based on the formally agreed medium-term plans approved by the Board.
These are prepared using macroeconomic assumptions which management considers reasonable and supportable, and reflect business agreed initiatives for the forecast period.
Discount rates
IAS 36 requires that the discount rate used in a value in use calculation reflects the pre-tax rate an investor would require if they were to choose an investment that would generate similar cash flows to those that the entity expects to generate from the asset. In determining the discount rate, management identified the cost of equity associated with market participants that closely resemble the Barclays Bank Group's
CGUs. The cost of equity has been used as the discount rate in the impairment assessment and applied to the post tax cash flows of the
CGU. This post-tax method incorporates the impact of changing tax rates on the cash flows and is expected to produce the same VIU result as a pre-tax method adjusted for varying tax rates. Using the resultant VIU the equivalent pre-tax discount rates have been calculated. The cost of equity rate used for all CGUs in this year’s calculation has been increased to reflect the relative volatility of Barclays PLC’s stock price versus the average of our peers. The range of equivalent pre-tax discount rates applicable across the CGUs range from 14.5% to 18.5%
(2023: 14.7% to 17.2%).
Terminal growth rate
The terminal growth rate is used to estimate the effect of projecting cash flows to the end of an asset’s useful economic life. It is management’s judgement that the cash flows associated with the CGUs will grow in line with the major economies in which the Barclays
Bank Group operates. The UK inflation rate is used as an approximation for the future growth rates. The terminal growth rate used is 2.0%
(2023: 2.0%).
Outcome of goodwill and intangibles review
Based on management’s plans and assumptions the value in use exceeds the carrying value of the CGUs and no goodwill impairment has been indicated by the 2024 impairment review.  The CGUs have been aligned to the changes in business operating segments announced in the 20 February 2024 Barclays PLC Investor Update and the 2023 comparatives re-presented.

Cash generating unit	Tangible equity	Goodwill	Intangibles	Carrying value	Value in use	Value in use exceeding carrying value 2024	Value in use exceeding carrying value 2023
	£m	£m	£m	£m	£m	£m	£m
Barclays Private Bank and Wealth Management	894	95	9	998	3,702	2,704	2,884
Barclays US Consumer Bank	2,763	415	458	3,636	3,989	353	1,175
Total	3,657	510	467	4,634	7,691	3,057	4,059

Barclays Bank PLC 2024 Annual Report on Form 20-F	211
Notes to the financial statements
Assets at amortised cost and other investments
Sensitivity of key judgements
The CGUs are sensitive to possible adverse changes in the key assumptions that support the recoverable amount:
Cash flows: The medium-term plans used to determine the cash flows used in the VIU calculation rely on macroeconomic forecasts, including interest rates, GDP and unemployment, and forecast levels of customers activity. Interest rate assumptions impact planned cash flows from both customer income and structural hedge contributions and therefore cash flow expectations are highly sensitive to movements in the yield curve. The cash flows also contain assumptions with regard to the prudential and financial conduct regulatory environment which may be subject to change. A sensitivity analysis has been provided to illustrate the impact of a 10% reduction in cash flows.
Discount rate: The discount rate should reflect the market risk-free rate adjusted for the inherent risks of the business it is applied to.
Management has identified discount rates for comparable businesses and consider these to be a reasonable estimate of a suitable market rate for the profile of the business unit being tested. The risk that these discount rates may not be appropriate is quantified below by showing the impact of a 100bps increase in the discount rate.
Terminal growth rate: The terminal growth rate is used to estimate the cash flows into perpetuity based on the expected longevity of the
CGU’s businesses. The terminal growth rate is sensitive to uncertainties in the macroeconomic environment. The risk that using inflation data may not be appropriate for its determination is quantified below and shows the impact of a 100bps decrease in the terminal growth rate is shown.
Allocated capital rate: Tangible equity is allocated based on the level of risk weighted assets (RWAs) and capital required to be deployed in the CGU which is dependent on the relative risk of businesses. The capital ratio used in determining the level of tangible equity allocated to the CGU and its capital cash flows could move over time as a result of a change to the prudential regulatory environment or the risk profile of the business. The impact of a 50bps increase in capital ratio is quantified below.
The sensitivity of the value in use to key judgements in the calculations for certain CGUs holding goodwill balances is set out below:

						Reduction in headroom				Change required to reduce headroom to zero
Cash generating unit	Carrying value	Value in use	Value in use exceeding carrying value	Discount rate	Terminal growth rate	100bps increase in the discount rate	100bps decrease in terminal growth rate	50bps increase to allocated capital rate	10% reduction in forecasted cash flows	Discount rate	Terminal growth rate	Allocated Capital rate	Cash flows
	£m	£m	£m	%	%	£m	£m	£m	£m	%	%	%	%
Barclays US Consumer Bank	3,636	3,989	353	14.5	2.0	(516)	(393)	(234)	(638)	0.7	(0.9)	0.8	(5.5)
Other intangible assets
Determining the estimated useful lives of intangible assets (such as those arising from contractual relationships) requires an analysis of circumstances. The assessment of whether an asset is exhibiting indicators of impairment as well as the calculation of impairment, which requires the estimate of future cash flows and fair values less costs to sell, also requires the preparation of cash flow forecasts and fair values for assets that may not be regularly bought and sold.

Barclays Bank PLC 2024 Annual Report on Form 20-F	212
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
the balance sheet.
21Other liabilities

	Barclays Bank Group
	2024	2023
	£m	£m
Accruals and deferred income	3,035	2,695
Other creditors	4,319	5,969
Items in the course of collection due to other banks	8	40
Lease liabilities (refer to Note 19)	542	280
Other liabilities	7,904	8,984
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
The amount that is recognised as a provision can also be very sensitive to the assumptions made in calculating it. This gives rise to a large range of potential outcomes which require judgement in determining an appropriate provision level. See Note 24 for more detail of legal, competition and regulatory matters.

	Redundancy and restructuring	Customer redress	Legal, competition and regulatory matters	Sundry provisions	Total
	£m	£m	£m	£m	£m
Barclays Bank Group
As at 1 January 2024	126	21	59	138	344
Additions	164	3	103	56	326
Amounts utilised	(168)	(5)	(100)	(8)	(281)
Unused amounts reversed	(34)	(8)	(5)	(19)	(66)
Exchange and other movements	(1)	2	1	(9)	(7)
As at 31 December 2024	87	13	58	158	316
Undrawn contractually committed facilities and guarantees[1]
As at 1 January 2024					473
Net change in expected credit loss provision and other movements					(53)
As at 31 December 2024					420
Total provisions
As at 1 January 2024					817
As at 31 December 2024					736
Note
1Undrawn contractually committed facilities and guarantees provisions are accounted for under IFRS 9. Further analysis of the movement in the expected credit loss provision is disclosed within the 'Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees' table on page 83 to 92.

Barclays Bank PLC 2024 Annual Report on Form 20-F	213
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
Provisions expected to be recovered or settled within no more than 12 months after 31 December 2024 for Barclays Bank Group were
£663m (2023: £717m) and for Barclays Bank PLC were £421m (2023: £458m).
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
Undrawn contractually committed facilities and guarantees
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision. For further information, refer to the
Credit Risk section for loan commitments and financial guarantees on pages 83 to 92.
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
The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on-balance sheet:

	Barclays Bank Group
	2024	2023
	£m	£m
Guarantees and letters of credit pledged as collateral security	16,814	17,578
Performance guarantees, acceptances and endorsements	9,751	9,251
Total contingent liabilities and financial guarantees	26,565	26,829
Of which: Financial guarantees and letters of credit carried at fair value	988	1,266

Documentary credits and other short-term trade related transactions	1,433	2,352
Standby facilities, credit lines and other commitments	352,344	335,583
Total commitments[1]	353,777	337,935
Of which: Loan commitments carried at fair value	15,350	15,203
Expected credit losses held against contingent liabilities and commitments equal £420m (2023: £473m) for Barclays Bank Group.
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
The recognition of provisions in relation to such matters involves critical accounting estimates and judgements in accordance with the relevant accounting policies applicable to Note 22, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Barclays Bank Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Barclays Bank Group’s potential financial exposure in respect of those matters.
Investigations into certain advisory services agreements and other proceedings
FCA proceedings
In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct
Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and
November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the
Capital Raisings. In 2013, the FCA issued warning notices (the Warning Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The

Barclays Bank PLC 2024 Annual Report on Form 20-F	214
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings financial penalty provided in the Warning Notices was £50m. Barclays PLC and Barclays Bank PLC contested the findings. In 2022, the FCA’s
Regulatory Decisions Committee (RDC) issued decision notices finding that Barclays PLC and Barclays Bank PLC breached certain disclosure-related listing rules. The RDC also found that in relation to the disclosures made in the Capital Raising of November 2008,
Barclays PLC and Barclays Bank PLC acted recklessly, and that Barclays PLC breached Listing Principle 3. The RDC upheld the combined penalty of £50m on Barclays PLC and Barclays Bank PLC, the same penalty as in the Warning Notices. Barclays PLC and Barclays Bank PLC
referred the RDC’s findings to the Upper Tribunal for reconsideration. In November 2024, Barclays PLC and Barclays Bank PLC withdrew the reference to the Upper Tribunal and agreed a settlement with the FCA for a combined penalty of £40m without accepting the FCA’s findings. This matter is now concluded.
Other proceedings
In 2023, Barclays Bank PLC received requests for arbitration from two Jersey special purpose vehicles connected to PCP International
Finance Limited asserting claims in relation to the October 2008 capital raising. Barclays Bank PLC is defending these claims.
Civil actions related to LIBOR and other benchmarks
Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Bank Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.
US civil actions related to LIBOR
Multiple civil actions have been filed in the US against the Barclays Bank Group and other banks alleging manipulation of USD LIBOR,
Sterling LIBOR and the LIBOR benchmark that was administered by the Intercontinental Exchange Inc. and certain of its affiliates (ICE
LIBOR).
With respect to USD LIBOR, two actions alleging that Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the
US Racketeer Influenced and Corrupt Organizations Act (RICO), the US Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates remain pending in the Southern District of New York (SDNY). Both seek unspecified damages. Barclays Bank
PLC has moved for summary judgment in these actions, and briefing on that motion was completed in January 2025. Barclays Bank PLC has settled two other actions asserting substantially similar claims in 2023 and 2024. The financial impact of these settlements is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
With respect to Sterling LIBOR, consolidated class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, manipulation of the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were dismissed in 2018. Oral argument on the plaintiffs’ appeal of that dismissal was heard by the US Court of Appeals for the Second Circuit (Second
Circuit) in April 2024.
With respect to ICE LIBOR, in August 2020, a group of individual plaintiffs in the US District Court for the Northern District of California on
behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR brought an action against Barclays Bank PLC and other financial institutions alleging Antitrust Act violations. The defendants’ motion to dismiss the case was granted in 2022. The US Court of Appeals for the Ninth Circuit affirmed the dismissal in December 2024.
Non-US benchmarks civil actions
There remains one claim, issued in 2017, against Barclays Bank PLC and other banks in the UK in connection with alleged manipulation of
LIBOR. Proceedings have also been brought in a number of other jurisdictions in Europe and Israel relating to alleged manipulation of LIBOR and EURIBOR.
Foreign exchange civil actions
Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Bank Group and other banks in relation to alleged manipulation of foreign exchange markets.
US retail basis civil action
In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis
Claims are not covered by the settlement agreement in the consolidated FX action. The court subsequently dismissed all Retail Basis Claims against the Barclays Bank Group and all other defendants. The plaintiffs filed an amended complaint. The defendants’ motion for summary judgment was granted in 2023, dismissing the plaintiffs’ remaining claims. The plaintiffs appealed the decision and the dismissal was upheld by the appellate court in May 2024. The plaintiffs’ motion for reconsideration was denied. The plaintiffs did not seek US Supreme Court review and the matter is now concluded.
Non-US FX civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services
Limited (BX) in connection with alleged manipulation of foreign exchange in the UK, a number of other jurisdictions in Europe, Israel, Brazil and Australia.
The above-mentioned proceedings include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019. The second class action has now been discontinued. The CAT refused to certify the remaining claim in 2022 and, in 2023, the Court of Appeal overturned the CAT’s decision and found that the claim should be certified on an opt-out basis. Barclays and the other financial institutions involved have obtained permission to appeal this decision to the UK Supreme Court.
Metals-related civil actions

Barclays Bank PLC 2024 Annual Report on Form 20-F	215
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
A US civil complaint alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws was brought by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, and transferred to the SDNY. The complaint was dismissed against these Barclays entities and certain other defendants in 2018, and against the remaining defendants in 2023. The plaintiffs have appealed the dismissal of the complaint against all defendants.
Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.
US residential mortgage related civil action
There remains one US Residential Mortgage-Backed Securities (RMBS) related civil action arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays
Bank PLC and/or a subsidiary acquired in 2007. Barclays’ motion to dismiss the action was denied in 2023. The parties appealed the decision and, in January 2025, the appellate court reversed the lower court’s decision and dismissed the action. The plaintiff has the right to request review by the New York State Court of Appeals.
Government and agency securities civil actions
Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii)
conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in 2021. The plaintiffs filed an amended complaint. The defendants’ motion to dismiss the amended complaint was granted in 2022. The plaintiffs appealed this decision, and in February 2024 the appellate court affirmed the dismissal. The plaintiffs did not seek US Supreme Court review, thereby concluding the matter.
In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law. This action remains stayed.
Supranational, Sovereign and Agency bonds civil actions
Civil antitrust actions have been filed in the Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX, Barclays Capital
Securities Limited and Barclays Capital Canada Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds.
The parties have reached a settlement, which has received final court approval and has been paid. The financial impact of the settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. An action in state court has been filed by private plaintiffs on behalf of the state of
California and the matter is in discovery. Three putative class action complaints have been consolidated in the SDNY. In the consolidated
SDNY class action, certain of the plaintiffs’ claims were dismissed in 2020 and 2022 and the plaintiffs’ motion for class certification was granted in 2023, which means the case may proceed as a class action. The defendants are appealing this decision.
Odd-lot corporate bonds antitrust class action
In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action in the US. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. The plaintiffs demand unspecified money damages. The defendants’ motion to dismiss was granted in 2021, which the plaintiffs appealed. In July 2024, the Second Circuit vacated the judgment and remanded the case to the SDNY, where the plaintiffs filed a second amended complaint in September 2024. The defendants have filed a motion to dismiss.
Credit Default Swap civil action
A putative antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e, the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the CEA, and unjust enrichment under state law. The defendants’ motion to dismiss was denied in 2023. In January 2024, the SDNY ruled that settlement in an earlier CDS antitrust litigation bars these plaintiffs from asserting claims based on conduct occurring before 30 June 2014. The plaintiffs have appealed to the Second Circuit.
Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), are named as defendants in several antitrust actions, including one putative class action and individual actions brought by certain swap execution facilities, which are consolidated in the SDNY. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages. The parties have reached a settlement of the class action, which received preliminary court approval and has been paid. The financial impact of the settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position. The individual claims will proceed separately in the SDNY.
In 2017, Tera Group Inc. (Tera) filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused Tera to suffer harm with respect to the Credit Default Swaps market. In 2019, the court dismissed Tera’s claims for unjust enrichment and tortious interference but denied motions to dismiss the antitrust claims. Tera filed an amended complaint in 2020. Barclays’

Barclays Bank PLC 2024 Annual Report on Form 20-F	216
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings motion to dismiss all claims was granted in 2023. Tera initially appealed this decision, but in September 2024, Tera declined to pursue its appeal against Barclays. In October 2024, the Second Circuit affirmed the dismissal against the remaining defendants, including Barclays, and the matter is now concluded.
BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York, demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master
Agreement (the Master Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In 2021, the trial court entered judgment in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs. In 2022, the appellate court reversed the trial court’s summary judgment decision in favour of Barclays Bank PLC and remanded the case to the lower court for further proceedings. The parties filed cross-motions on the scope of trial. In January 2024, the court ruled in Barclays’ favour. In December 2024, the appellate court reversed the trial court’s judgment.
Civil actions in respect of the US Anti-Terrorism Act
Eight civil actions, on behalf of more than 4000 plaintiffs, were filed in US federal courts in the US District Court in the Eastern District of
New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank
PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian government and various
Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. The plaintiffs appealed in one action and the dismissal was affirmed, and judgment was entered, in 2023. The plaintiffs’ motion to vacate the judgment is fully briefed. The other two dismissed actions in the EDNY were consolidated into one action. The plaintiffs in that action, and in one other action in the EDNY, filed amended complaints in 2023. The two other actions in the EDNY are currently stayed. Out of the two actions in the SDNY, the court granted the defendants’ motion to dismiss the first action. That action is stayed, and the second SDNY action is stayed pending any appeal on the dismissal of the first.
Shareholder derivative action
In 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Barclays Bank Group. The shareholder plaintiff filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that
Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in 2022. The plaintiff appealed the decision, and the dismissal was unanimously affirmed in 2023 by the First Judicial Department in New York. The plaintiff has appealed the First Judicial Department’s decision to the New York Court of Appeals.
Derivative transactions civil action
In 2021, Vestia, a Dutch housing association, brought a claim against Barclays Bank PLC in the UK High Court in relation to a series of derivative transactions entered into with Barclays Bank PLC between 2008 and 2011, seeking damages of £329m. In May 2024, Barclays
Bank PLC reached a settlement whereby Barclays paid €43.5m with no acknowledgement of liability. This matter is now closed.
Skilled person review in relation to historic timeshare loans and associated matters
Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, was required by the FCA to undertake a skilled person review in 2020 following concerns about historic affordability assessments for certain loans to customers in connection with timeshare purchases. The skilled person review was concluded in 2021. CFS complied fully with the skilled person review requirements, including carrying out certain remediation measures. CFS was not required to conduct a full back book review. Instead, CFS reviewed limited historic lending to ascertain whether its practices caused customer harm and is remediating any examples of harm. This work was substantially completed during 2023, utilising provisions booked to account for any remediations. The remaining provisions are expected to be utilised during early 2025. This matter is otherwise concluded.
Motor finance commission arrangements
In January 2024, the FCA appointed a skilled person to undertake a review of the historical use of discretionary commission arrangements and sales in the motor finance market across several firms. Barclays is co-operating fully with the FCA’s skilled person review, the outcome of which is unknown. This review follows two final decisions by the UK Financial Ombudsman Service (FOS), including one upholding a complaint against CFS in relation to commission arrangements and disclosure in the sale of motor finance products, and a number of complaints and court claims, including some against CFS.
In April 2024, CFS filed a judicial review challenge in the High Court against the FOS’s decision in relation to commission arrangements and disclosure in the sale of motor finance products. In December 2024, the High Court ruled against CFS. CFS has obtained permission to appeal.
Separately, in October 2024, the English Court of Appeal issued judgment against the lenders in three motor finance commissions cases.
CFS is not a party to this litigation. The Supreme Court has agreed to hear an appeal of these cases, which will take place in April 2025. In light of this decision and onward appeal, the FCA has extended its pause on complaints to include all motor finance commissions, not just discretionary commission arrangements. CFS ceased operating in the motor finance market in late 2019.  In 2020, CFS was transferred from
Barclays Bank PLC to Barclays Principal Investments Ltd (BPIL), another subsidiary of Barclays PLC. Barclays Bank PLC has provided an intragroup indemnity to BPIL in respect of historic litigation and conduct matters relating to CFS.

Barclays Bank PLC 2024 Annual Report on Form 20-F	217
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
Over-issuance of securities in the US
In 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its
US shelf registration statements.
In 2022, a purported class action claim was filed in the US District Court in Manhattan seeking to hold Barclays PLC, Barclays Bank PLC and former and current executives responsible for declines in the price of Barclays PLC’s American depositary receipts, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in its public disclosures. The defendants’ motion to dismiss the case was granted in part and denied in part in February 2024.
The parties have reached a settlement in respect of such lawsuit, which has received preliminary court approval and has been paid. The financial impact of this settlement is not material to the Group’s operating results, cash flows or financial position. In addition, holders of a series of ETNs have brought a purported class action in federal court in New York against Barclays PLC, Barclays Bank PLC, and former and current executives and board members in the US alleging, among other things, that Barclays’ failure to disclose that these ETNs were unregistered securities misled investors and that, as a result, Barclays is liable for the holders’ alleged losses following the suspension of further sales and issuances of such series of ETNs. The plaintiffs were granted leave to amend and filed a new complaint in March 2024.
Barclays has filed a motion to dismiss.
In March 2024, a putative class action was filed in federal court in New York against Barclays PLC, Barclays Bank PLC and former and current executives. The plaintiff purports to bring claims on behalf of a class of short sellers, alleging that their short positions suffered substantial losses when Barclays suspended new issuances and sales of VXX ETNs as a result of the over-issuance of securities. Barclays has filed a motion to dismiss.
HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax
In 2018, HMRC issued notices that have the effect of either removing certain Barclays overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group or preventing them from joining it. Supplies between members of a UK VAT group are generally free from
VAT. The notices had both retrospective and prospective effect. Barclays appealed HMRC’s decisions to the First-Tier Tribunal (Tax
Chamber) in relation to both the retrospective VAT assessments and the on-going VAT payments made since 2018. £181m of VAT
(inclusive of interest) was assessed retrospectively by HMRC covering the periods 2014 to 2018, of which approximately £128m is expected to be attributed to Barclays Bank UK PLC and £53m to Barclays Bank PLC. This retrospectively assessed VAT was paid in 2018 and an asset, adjusted to reflect expected eventual recovery, is recognised. Since 2018 Barclays has paid, and recognised as an expense, VAT on intra-
group supplies from the relevant subsidiaries to the members of the VAT group. In respect of the ongoing VAT payments, the court upheld
HMRC’s denial of the VAT grouping in August 2024. Barclays has appealed this decision to the Upper Tribunal.
FCA investigation concerning financial crime systems and controls and compliance with the Money Laundering Regulations 2007
The FCA is conducting a civil enforcement investigation into Barclays Bank UK PLC’s and Barclays Bank PLC’s compliance with the Money
Laundering Regulations 2007 and the FCA’s Principles of Business and Rules relating to anti-money laundering and financial crime systems and controls. The FCA's investigation focuses primarily on the historical oversight and management of certain customers with heightened risk. Barclays has been cooperating with the investigation.
UK bank levy
In November 2024, HMRC updated its published guidance on the treatment of beneficiary accounts for the purposes of the exclusion of protected deposits from the UK bank levy charge. HMRC’s interpretation of the UK bank levy legislation differs from Barclays’ interpretation of the legislation, which has been applied in Barclays’ UK bank levy returns and which Barclays continues to consider is correct. In December
2024, HMRC wrote to notify Barclays of its intention to challenge this treatment. Engagement with HMRC is at an early stage and assessments have not yet been issued.
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
At the present time, the Barclays Bank Group does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays Bank PLC’s results, operations or cash flows for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

Barclays Bank PLC 2024 Annual Report on Form 20-F	218
Notes to the financial statements
Capital instruments, equity and reserves
The notes included in this section focus on the Barclays Bank Group’s loan capital and shareholders’ equity including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-controlling interests). For more information on capital management and how the Barclays Bank Group maintains sufficient capital to meet our regulatory requirements refer to pages 68 to 69.
25Subordinated liabilities
Accounting for subordinated liabilities
Subordinated liabilities are measured at amortised cost using the effective interest method under IFRS 9, unless they are irrevocably designated at fair value through profit or loss at initial recognition because such designation eliminates or significantly reduces an accounting mismatch. Refer to Note 15 for details about accounting for liabilities designated at fair value through profit or loss.

	Barclays Bank Group
	2024	2023
	£m	£m
At amortised cost
As at 1 January	35,903	38,253
Issuances	11,222	5,986
Redemptions	(5,067)	(7,431)
Other	(183)	(905)
As at 31 December	41,875	35,903

Designated at fair value (Note 15)	537	579
Total subordinated liabilities	42,412	36,482
Issuances of £11,222m comprise £9,867m intra-group loans from Barclays PLC, £1,276m EUR 4.973% Fixed Rate Resetting Tier2
Subordinated Callable Notes issued to Barclays PLC and £79m USD Floating Rate Notes  issued externally by a Barclays Bank PLC subsidiary.
Redemptions of £5,067m comprise £4,963m intra-group loans from Barclays PLC, £78m USD Floating Rate Notes and £26m JPY Floating
Rate Notes issued externally by a Barclays Bank PLC subsidiary.
Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.
Subordinated liabilities include accrued interest and comprise undated and dated subordinated liabilities as follows:

	Barclays Bank Group
	2024	2023
	£m	£m
Undated subordinated liabilities	134	143
Dated subordinated liabilities	42,278	36,339
Total subordinated liabilities	42,412	36,482
None of the Barclays Bank Group’s subordinated liabilities are secured.

Undated subordinated liabilities[1]		Barclays Bank Group
		2024	2023
	Initial call date	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
Undated Notes
6.125% Undated Subordinated Notes	2027	35	35
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (JPY 8,000m)	2028	40	44
5% Reverse Dual Currency Undated Subordinated Loan (JPY 12,000m)	2028	59	64
Total undated subordinated liabilities		134	143
Note
          1  Instrument values are disclosed to the nearest million.
Undated subordinated liabilities
Undated subordinated liabilities are issued by Barclays Bank PLC for the development and expansion of their businesses and to strengthen their capital bases. The principal terms of the undated subordinated liabilities are described below:
Subordination
All undated subordinated liabilities rank behind the claims against the bank of depositors and other unsecured unsubordinated creditors and holders of dated subordinated liabilities.
Interest
All undated subordinated liabilities bear a fixed rate of interest until the initial call date.

Barclays Bank PLC 2024 Annual Report on Form 20-F	219
Notes to the financial statements
Capital instruments, equity and reserves
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
of principal or mandatory interest. Any repayments require the prior consent of the PRA.
Other
All issues of undated subordinated liabilities are non-convertible.

Dated subordinated liabilities[1]			Barclays Bank Group

			2024	2023
	Initial call date	Maturity date	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
5.75% Fixed Rate Subordinated Notes		2026	279	282
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	76	84
6.33% Subordinated Notes (GBP 50m)		2032	45	48
Subordinated Floating Rate Notes (EUR 68m)		2040	56	59
External issuances by other subsidiaries		2033	623	649
Barclays Bank PLC notes issued intra-group to Barclays PLC
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	117	117
5.20% Fixed Rate Subordinated Notes (USD 1,367m)		2026	1,051	1,019
1.125% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,000m)	2026	2031	810	816
4.836% Fixed Rate Subordinated Callable Notes (USD 1,200m)	2027	2028	920	898
8.407% Fixed Rate Resetting Subordinated Callable Loan (GBP 1,000m)	2027	2032	1,008	1,030
5.088% Fixed-to-Floating Rate Subordinated Callable Notes (USD 1,300m)	2029	2030	941	931
4.973% Fixed Rate Resetting Tier2 Subordinated Callable Notes (EUR 1,500m)	2031	2036	1,320	—
7.437% Fixed Rate Resetting Subordinated Callable Notes (USD 2,000m)	2032	2033	1,573	1,609
5.262% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,250m)	2033	2034	1,130	1,180
7.119% Fixed-to-Floating Rate Subordinated Callable Notes (USD 860m)	2033	2034	655	672
3.811% Fixed Rate Resetting Subordinated Callable Notes (USD 1,000m)	2041	2042	586	619
5.25% Fixed Rate Subordinated Notes (USD 827m)		2045	408	445
4.95% Fixed Rate Subordinated Notes (USD 1,250m)		2047	556	636
Floating Rate Subordinated Notes (USD 456m)		2047	370	365
Barclays Bank PLC intra-group loans from Barclays PLC
Various Fixed Rate Subordinated Loans			3,457	5,632
Various Subordinated Floating Rate Loans			334	458
Various Fixed Rate Subordinated Callable Loans			24,401	17,841
Various Subordinated Floating Rate Callable Loans			1,025	370
Zero Coupon Callable Loans		2052	537	579
Total dated subordinated liabilities			42,278	36,339
        Note
1  Instrument values are disclosed to the nearest million.
Dated subordinated liabilities
Dated subordinated liabilities are issued by Barclays Bank PLC and its subsidiaries for the development and expansion of their businesses and to strengthen their respective capital bases. The principal terms of the dated subordinated liabilities are described below:
Currency and maturity
In addition to the individual dated subordinated liabilities listed in the Barclays Bank Group table, the £29,754m (2023: £24,880m) of intra-
group loans is made up of various fixed, fixed to floating rate, floating and zero coupon loans from Barclays PLC with notional amounts

Barclays Bank PLC 2024 Annual Report on Form 20-F	220
Notes to the financial statements
Capital instruments, equity and reserves
denominated in USD 28,275m, EUR 7,230m, GBP 502m, JPY 159,700m, AUD 1,390m, NOK 220m, CAD 450m and CHF 260m, with maturities ranging from 2025 to 2052. Certain intra-group loans have a call date one year prior to their maturity.
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
Repayment
Those subordinated liabilities with a call date are repayable at the option of Barclays Bank PLC on such call date in accordance with the conditions governing the respective debt obligations, some in whole or in part, and some only in whole, or otherwise on maturity. The remaining dated subordinated liabilities outstanding at 31 December 2024 are redeemable only on maturity, subject, in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or to certain changes in legislation or regulations.
Any repayments prior to maturity may require, in the case of Barclays Bank PLC, the prior consent of the PRA or BoE or, in the case of the overseas issues, the consent of the local regulator for that jurisdiction and of the PRA in certain circumstances.
There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.
26Ordinary shares, preference shares and other equity

Called up share capital, allotted and fully paid and other equity instruments
	Barclays Bank Group			Barclays Bank Group
	Ordinary share capital	Preference share capital	Total share capital	Other equity instruments
	£m	£m	£m	£m
As at 1 January 2024	2,342	6	2,348	10,765
AT1 securities issuance	—	—	—	970
AT1 securities redemption	—	—	—	(2,131)
As at 31 December 2024	2,342	6	2,348	9,604

As at 1 January 2023	2,342	6	2,348	10,691
AT1 securities issuance	—	—	—	2,499
AT1 securities redemption	—	—	—	(2,425)
As at 31 December 2023	2,342	6	2,348	10,765
Ordinary shares
The issued ordinary share capital of Barclays Bank PLC, as at 31 December 2024, comprised 2,342m (2023: 2,342m) ordinary shares of £1 each.
Preference shares
The issued preference share capital of Barclays Bank PLC, as at 31 December 2024, comprised 31,856 Euro Preference Shares of €100 each
(2023: 31,856) and 58,133 US Dollar Preference Shares of $100 each (2023: 58,133).
Ordinary share capital and preference share capital constitutes 100% (2023: 100%) of total share capital issued.
Euro Preference Shares
140,000 Euro non-cumulative callable preference shares of €100 each (the Euro Preference Shares) were issued on 15 March 2005 for a consideration of €1,383.3m (£966.7m), of which the nominal value was €14m and the balance was share premium. The Euro Preference
Shares entitled the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually

Barclays Bank PLC 2024 Annual Report on Form 20-F	221
Notes to the financial statements
Capital instruments, equity and reserves
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
US Dollar Preference Shares
100,000 US Dollar non-cumulative callable preference shares of $100 each (the US Dollar Preference Shares), represented by 100,000
American Depositary Shares, Series 1, were issued on 8 June 2005 for a consideration of $995.4m (£548.1m), of which the nominal value was $10m and the balance was share premium. The US Dollar Preference Shares entitle the holders thereof to receive US Dollar non-
cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a fixed rate of 6.278% per annum on the amount of $10,000 per preference share until 15 December 2034, and thereafter quarterly at a rate reset quarterly equal to 1.55% per annum above the London interbank offered rate for three-month US Dollar deposits. The board of directors of Barclays Bank PLC may resolve, for any reason and in its absolute discretion, not to declare or pay in full or in part any dividends on the US Dollar Preference Shares in respect of a particular dividend period.
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
Other equity instruments
Other equity instruments issued by Barclays Bank PLC of £14,311m (2023: £15,472m) include AT1 securities issued to Barclays PLC and borrowings of $6bn from a wholly-owned, indirect subsidiary of Barclays Bank PLC. As a result, the other equity instruments balance recorded by Barclays Bank Group is £9,604m (2023: £10,765m).
The borrowings of $6bn from a wholly-owned, indirect subsidiary of Barclays Bank PLC have been recorded as equity since, under their terms, interest payments are non cumulative and discretionary whilst repayment of principal is perpetually deferrable by Barclays Bank PLC.
Should Barclays Bank PLC make a discretionary dividend payment on its ordinary shares in the six months preceding the date of an interest payment, it will be obliged to make that interest payment. In 2024, interest paid on these borrowings was £433m (2023: £439m).
Barclays PLC uses funds from its own market issuance of AT1 securities to purchase AT1 securities from the Barclays Bank Group. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date.
In 2024, there were two issuances of AT1 instruments, in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible
Securities, for £970m (2023: three issuances for £2,499m) which includes issuance costs of £10m (2023: £26m). There were two redemptions in 2024 totalling £2,131m (2023: two redemptions totalling £2,425m).

Barclays Bank PLC 2024 Annual Report on Form 20-F	222
Notes to the financial statements
Capital instruments, equity and reserves

AT1 equity instruments
		2024	2023
	Initial call date	£m	£m
AT1 equity instruments - Barclays Bank Group
5.875% Perpetual Subordinated Contingent Convertible Securities	2024	—	623
8.000% Perpetual Subordinated Contingent Convertible Securities (USD2,000m)	2024	—	1,509
7.125% Perpetual Subordinated Contingent Convertible Securities	2025	299	299
6.375% Perpetual Subordinated Contingent Convertible Securities	2025	495	495
6.125% Perpetual Subordinated Contingent Convertible Securities (USD1,500m)	2025	1,134	1,134
8.875% Perpetual Subordinated Contingent Convertible Securities	2027	1,237	1,237
8.300% Perpetual Subordinated Contingent Convertible Securities (SGD450m)	2027	263	263
4.375% Perpetual Subordinated Contingent Convertible Securities (USD1,500m)	2028	1,072	1,072
7.300% Perpetual Subordinated Contingent Convertible Securities (SGD400m)	2028	247	247
9.250% Perpetual Subordinated Contingent Convertible Securities	2028	866	866
8.000% Perpetual Subordinated Contingent Convertible Securities (USD2,000m)	2029	1,634	1,634
9.625% Perpetual Subordinated Contingent Convertible Securities (USD1,750m)	2029	1,386	1,386
5.400% Perpetual Subordinated Contingent Convertible Securities (SGD600m)	2030	352	—
8.500% Perpetual Subordinated Contingent Convertible Securities	2030	619	—
		9,604	10,765

Barclays Bank PLC 2024 Annual Report on Form 20-F	223
Notes to the financial statements
Capital instruments, equity and reserves
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
Other reserves
Other reserves includes a merger reserve relating to inter-Barclays Group entity transfers, and redeemed ordinary and preference shares issued by the Barclays Bank Group.

	Barclays Bank Group
	2024	2023
	£m	£m
Currency translation reserve	3,690	3,783
Fair value through other comprehensive income reserve	(1,681)	(1,207)
Cash flow hedging reserve	(2,448)	(2,895)
Own credit reserve	(1,059)	(240)
Other reserves	196	196
Total	(1,302)	(363)

Barclays Bank PLC 2024 Annual Report on Form 20-F	224
Notes to the financial statements
Employee benefits
The notes included in this section focus on the costs and commitments associated with employing our staff.
28Staff costs
Accounting for staff costs
Deferred cash and share awards are made to employees to incentivise performance over the period employees provide services. To receive an award, an individual must have provided service over the vesting period and been employed on the scheduled vesting date or be considered an eligible leaver. The expense for deferred cash and share awards is recognised over the period employees’ services contribute to the awards. The Barclays Bank Group considers it appropriate to recognise the expense over the vesting period including the financial year prior to the grant date.
The accounting policies for share-based payments and pensions and other post-retirement benefits are included in Note 29 and Note 30 respectively.

	2024	2023	2022
	£m	£m	£m
Performance costs	1,436	1,308	1,398
Salaries	2,766	2,921	2,637
Social security costs	381	374	352
Post-retirement benefits[1]	329	298	188
Other compensation costs	237	221	205
Total compensation costs[2]	5,149	5,122	4,780

Other resourcing costs
Outsourcing	198	206	259
Redundancy and restructuring	137	176	45
Temporary staff costs	16	22	25
Other	56	65	83
Total other resourcing costs	407	469	412

Total staff costs	5,556	5,591	5,192
Notes
1 Post-retirement benefits charge includes £178m (2023: £180m; 2022: £140m) in respect of defined contribution schemes and £151m (2023: £118m;
2022: £48m) in respect of defined benefit schemes.
2  £324m (2023: £259m; 2022: £197m) of compensation cost was capitalised as internally generated software.
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
The fair value of shares is the market price ruling on the grant date, in some cases adjusted to reflect restrictions on transferability. The fair value of options granted is determined using the Black-Scholes model to estimate the numbers of shares likely to vest. The model takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Market conditions that must be met in order for the award to vest are also reflected in the fair value of the award, as are any other non-vesting conditions – such as continuing to make payments into a share-based savings scheme.
The charge for the year arising from share based payment schemes was as follows:

	Charge for the year
	2024	2023	2022
	£m	£m	£m
Share Value Plan and Deferred Share Value Plan	287	254	270
Others	133	144	153
Total equity settled	420	398	423
Cash settled	9	3	3
Total share based payments	429	401	426

Barclays Bank PLC 2024 Annual Report on Form 20-F	225
Notes to the financial statements
Employee benefits
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
Share option and award plans
The weighted average fair value per award granted, weighted average share price at the date of exercise/release of shares during the year, weighted average contractual remaining life, and number of options and awards outstanding (including those exercisable) at the balance sheet date were as follows:

	2024				2023

	Weighted average fair value per award granted in year	Weighted average share price at exercise/ release during year	Weighted average remaining contractual life	Number of options/ awards outstanding	Weighted average fair value per award granted in year	Weighted average share price at exercise/ release during year	Weighted average remaining contractual life	Number of options/ awards outstanding
	£	£	in years	(000s)	£	£	in years	(000s)
SVP and DSVP[1,2]	1.52	1.74	1	441,713	1.49	1.68	1	435,820
Others[1,3]	0.81-2.1	1.72-2.13	0-2	43,901	0.31-1.69	1.42-1.69	0-2	51,363
SVP and DSVP are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently, the fair value of these awards is based on the market value at that date.
Sharesave has a contractual life of 3 years and 5 years, the expected volatility is 30.31% for 3 years and 27.49% for 5 years. The risk free interest rates used for valuations are 4.09% and 3.97% for 3 years and 5 years respectively. The pure dividend yield rates used for valuations are 2.91% and 3.00% for 3 years and 5 years respectively. The repo rates used for valuations are (0.54)% and (0.61)% for 3 years and 5 years respectively. The inputs into the model such as risk free interest rate, expected volatility, pure dividend yield rates and repo rates are derived from market data.
Movements in options and awards
The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	SVP and DSVP[1,2]		Others[1,3]

	Number (000s)		Number (000s)		Weighted average exercise price (£)
	2024	2023	2024	2023	2024	2023
Outstanding at beginning of year/acquisition date	435,820	445,673	51,363	47,610	1.05	0.97
Transfers within the year[4]	(2,528)	214	1,780	9,700
Granted in the year	202,420	208,395	84,383	100,831	1.79	1.17
Exercised/released in the year	(171,810)	(179,285)	(90,721)	(102,130)	0.95	0.88
Less: forfeited in the year	(22,189)	(39,177)	(2,611)	(4,112)	1.20	1.17
Less: expired in the year	—	—	(293)	(536)	1.25	1.47
Outstanding at end of year	441,713	435,820	43,901	51,363	1.17	1.05
Of which exercisable:	—	—	4,956	11,898	1.23	0.87
Notes
1  Options/award granted over Barclays PLC shares.
2  Weighted average exercise price is not applicable for SVP and DSVP awards as these are not share option schemes.
3  The number of awards within Others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 828,340). The weighted average exercise price relates to Sharesave.
4  Awards of employees transferred between the Barclays Bank Group and the rest of the Barclays PLC Group.
Awards and options granted to employees and former employees of the Barclays Bank Group under the Barclays PLC Group share plans may be satisfied using new issue shares, treasury shares and market purchase shares of Barclays PLC. Awards granted to employees and former employees of the Barclays Bank Group under DSVP may only be satisfied using market purchase shares of Barclays PLC.

Barclays Bank PLC 2024 Annual Report on Form 20-F	226
Notes to the financial statements
Employee benefits
There were no significant modifications to the share based payments arrangements in 2024 and 2023.
As at 31 December 2024, the total liability arising from cash-settled share based payments transactions was £10m (2023: £4m).
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
Pension schemes
UK Retirement Fund (UKRF)
The UKRF is the Barclays Bank Group’s main scheme, representing 96% (2023: 96%) of the Barclays Bank Group’s total retirement benefit obligations. Barclays Bank PLC is the principal employer of the UKRF. The UKRF was closed to new entrants on 1 October 2012, and comprises 10 sections, the two most significant of which are:
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
▪The 1964 Pension Scheme. Most UK employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April
2010, members became eligible to accrue future service benefits in either Afterwork or the Pension Investment Plan, a historic defined contribution section which is now closed to future contributions. The risks that the Barclays Bank Group runs in relation to the 1964 section are typical of final salary pension schemes, principally that investment returns fall short of expectations, that inflation exceeds expectations, and that retirees live longer than expected.
Barclays Pension Savings Plan (BPSP)
The BPSP is a defined contribution scheme providing benefits for all new UK hires from 1 October 2012. BPSP is not subject to the same investment return, inflation or life expectancy risks for the Barclays Bank Group that defined benefit schemes are. Members’ benefits reflect contributions paid and the level of investment returns achieved.
Other
Apart from the UKRF and the BPSP, the Barclays Bank Group operates a number of smaller pension and long-term employee benefits and post-retirement healthcare plans globally, the largest of which are the US defined benefit and defined contribution schemes. Many of the schemes are funded, with assets backing the obligations held in separate legal vehicles such as trusts. Others are operated on an unfunded basis. The benefits provided, the approach to funding, and the legal basis of the schemes, reflect local environments.
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
Amounts recognised
The following tables include amounts recognised in the income statement and an analysis of benefit obligations and scheme assets for all
Barclays Bank Group defined benefit schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet.

Barclays Bank PLC 2024 Annual Report on Form 20-F	227
Notes to the financial statements
Employee benefits
The tables include funded and unfunded post-retirement benefits. The income statement charge with respect to defined contribution schemes is disclosed as part of footnotes to Note 28 Staff costs.

Income statement (credit)/charge
	2024	2023	2022
	£m	£m	£m
Current service cost	150	119	28
Net finance (income)/cost	(157)	(222)	(122)
Past service cost	—	—	20
Other movements	1	(1)	—
Total	(6)	(104)	(74)
Barclays Bank PLC is the principal employer of the UKRF and hence Scheme Assets and Defined Benefit Obligations relating to the UKRF are recognised within the Barclays Bank Group. Barclays Bank UK PLC and Barclays Execution Services Limited are participating employers in the UKRF and their share of the UKRF service cost is borne by them. Of the £168m current service cost in the table below, £5m relates to
Barclays Bank UK PLC and £13m relates to Barclays Execution Services Limited. While the entire current service cost obligation is accounted for in the Barclays Bank Group, the income statement charge is accounted for across all the participating employers.

Balance sheet reconciliation
	2024		2023
	Barclays Bank Group Total	Of which relates to UKRF	Barclays Bank Group Total	Of which relates to UKRF
	£m	£m	£m	£m
Benefit obligation at beginning of the year	(21,420)	(20,618)	(20,801)	(19,990)
Current service cost	(168)	(155)	(151)	(141)
Interest costs on scheme liabilities	(930)	(901)	(959)	(929)
Remeasurement gain/(loss) - financial	1,804	1,797	(698)	(683)
Remeasurement gain/(loss) - demographic	12	13	311	310
Remeasurement (loss)/gain - experience	(55)	(54)	(264)	(260)
Employee contributions	(6)	—	(5)	(1)
Benefits paid	1,226	1,189	1,115	1,075
Exchange and other movements	13	—	32	1
Benefit obligation at end of the year	(19,524)	(18,729)	(21,420)	(20,618)
Fair value of scheme assets at beginning of the year	24,914	24,234	25,360	24,680
Interest income on scheme assets	1,087	1,062	1,181	1,155
Employer contribution	37	22	54	39
Remeasurement - return on scheme assets (less)/greater than discount rate	(2,192)	(2,184)	(532)	(548)
Employee contributions	6	—	5	1
Benefits paid	(1,221)	(1,189)	(1,115)	(1,075)
Exchange and other movements	(8)	(17)	(39)	(18)
Fair value of scheme assets at end of the year	22,623	21,928	24,914	24,234
Net surplus	3,099	3,199	3,494	3,616
Retirement benefit assets	3,263	3,199	3,667	3,616
Retirement benefit liabilities	(164)	—	(173)	—
Net retirement benefit assets	3,099	3,199	3,494	3,616

Barclays Bank PLC 2024 Annual Report on Form 20-F	228
Notes to the financial statements
Employee benefits
Included within the Barclays Bank Group’s benefit obligation is £695m (2023: £694m) relating to overseas pensions and £99m (2023:
£108m) relating to other post-employment benefits.
Barclays has considered the potential implications for the UKRF of the ruling and appeal in Virgin Media v NTL Pension Trustees II Ltd.
Activity to date has not identified any relevant amendments to the UKRF (of the nature of that found to have been void in the Virgin Media case) that were not subject to actuarial confirmation. No material additional benefit obligation is expected.
As at 31 December 2024, the UKRF’s scheme assets were in surplus versus IAS 19 obligations by £3,199m (2023: £3,616m). During 2024, the decrease in the UKRF surplus was driven by changes in market conditions. Defined benefit obligation reduced due to increases in underlying corporate bond yields, however assets reduced by a higher amount. The UKRF’s hedging strategy is more aligned to the funding basis than the accounting basis.
The weighted average duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 11 years (2023: 12 years).
The UKRF expected benefits promised to date are projected to be paid out for in excess of 50 years, although 32% of the benefits are expected to be paid in the next 10 years; 33% in years 11 to 20 and 21% in years 21 to 30. The remainder of the benefits are expected to be paid beyond 30 years.
Of the £1,189m (2023: £1,075m) UKRF benefits paid out, £165m (2023: £122m) related to transfers out of the fund.
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
Critical accounting estimates and judgements
Actuarial valuation of the scheme's obligation is dependent upon a series of assumptions. Below is a summary of the main financial and demographic assumptions adopted for the UKRF.

Key UKRF financial assumptions	2024	2023
	% p.a.	% p.a.
Discount rate	5.44	4.49
Inflation rate (RPI)	3.32	3.17
The UKRF discount rate assumption for 2024 was based on a standard WTW RATE Link model. The RPI inflation assumption for 2024 was set by reference to the Bank of England’s implied inflation curve. The inflation assumption incorporates a deduction of 20 basis points as an allowance for an inflation risk premium. The methodology used to derive the discount rate and inflation assumptions is consistent with that used at the prior year end.
The UKRF’s post-retirement mortality assumptions are based on best estimates derived from an analysis in 2022 of the UKRF’s own post-
retirement mortality experience and taking account of recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2023 core projection model published by the Continuous Mortality Investigation Bureau subject to a long-term trend of 1.25% per annum in future improvements (2023: 1.25% per annum). The table below shows how the assumed life expectancy, for members of the UKRF, has changed since last year:

Assumed life expectancy[1]	2024	2023
Life expectancy at 60 for current pensioners (years)
– Males	26.5	26.5
– Females	29.4	29.3
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	28.0	28.0
– Females	30.8	30.7
Note:
1 The life expectancies disclosed are in respect of a population of the membership that represents c60% of the Defined Benefit Obligation of UKRF (excluding the Afterwork section which has no post-retirement mortality risk) with the remaining members having life expectancy at age 60 of between 26.3 years and
29.4 years.
Approximately, 70% of the longevity risk for current pensioners has been reinsured and the transactions will provide income to the UKRF if pensions are paid out for longer than expected. The contracts form part of the UKRF’s investment portfolio.
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
figure and that stated in the balance sheet reconciliation table above is the figure shown. The selection of these movements to illustrate the sensitivity of the defined benefit obligation to key assumptions should not be interpreted as the Barclays Bank Group expressing any specific view of the probability of such movements happening.

Barclays Bank PLC 2024 Annual Report on Form 20-F	229
Notes to the financial statements
Employee benefits

Change in key assumptions
	2024	2023

	(Decrease)/Increase in UKRF defined benefit obligation	(Decrease)/Increase in UKRF defined benefit obligation
	£bn	£bn
Discount rate
0.5% p.a. increase	(1.0)	(1.2)
0.25% p.a. increase	(0.5)	(0.6)
0.25% p.a. decrease	0.5	0.6
0.5% p.a. decrease	1.1	1.3
Assumed RPI
0.5% p.a. increase	0.7	0.8
0.25% p.a. increase	0.3	0.4
0.25% p.a. decrease	(0.4)	(0.4)
0.5% p.a. decrease	(0.7)	(0.8)
Life expectancy at 60
one year increase	0.5	0.6
one year decrease	(0.5)	(0.6)
Assets
A long-term investment strategy has been set for the UKRF, with its asset allocation comprising a mixture of gilts, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others. The long-term investment strategy ensures, among other aims, that investments are adequately diversified.

Barclays Bank PLC 2024 Annual Report on Form 20-F	230
Notes to the financial statements
Employee benefits
The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets
	Barclays Bank Group Total				Of which relates to UKRF
	Quoted	Unquoted[1]	Value	% of total fair value of scheme assets	Quoted	Unquoted[1]	Value	% of total fair value of scheme assets
	£m	£m	£m	%	£m	£m	£m	%
As at 31 December 2024
Equities	121	—	121	0.5	—	—	—	—
Private equities	—	2,134	2,134	9.4	—	2,134	2,134	9.7
Bonds - fixed government	1,546	—	1,546	6.8	1,306	—	1,306	6.0
Bonds - index-linked government	8,234	—	8,234	36.4	8,214	—	8,214	37.5
Bonds - corporate and other	5,604	717	6,321	27.9	5,395	717	6,112	27.9
Property	19	1,238	1,257	5.6	—	1,238	1,238	5.6
Infrastructure	—	1,388	1,388	6.1	—	1,388	1,388	6.3
Hedge funds	9	1,390	1,399	6.2	—	1,390	1,390	6.3
Derivatives	(7)	(1,799)	(1,806)	(8.0)	(7)	(1,799)	(1,806)	(8.2)
Longevity reinsurance contracts	—	(117)	(117)	(0.5)	—	(117)	(117)	(0.5)
Cash and liquid assets[2]	(454)	2,529	2,075	9.2	(464)	2,529	2,065	9.4
Mixed investment funds	8	—	8	—	—	—	—	—
Other	7	56	63	0.4	—	4	4	—
Fair value of scheme assets	15,087	7,536	22,623	100.0	14,444	7,484	21,928	100.0

As at 31 December 2023
Equities	116	—	116	0.5	—	—	—	—
Private equities	—	2,259	2,259	9.1	—	2,259	2,259	9.3
Bonds - fixed government	1,544	—	1,544	6.2	1,289	—	1,289	5.3
Bonds - index-linked government	9,400	—	9,400	37.7	9,383	—	9,383	38.8
Bonds - corporate and other	6,014	1,237	7,251	29.1	5,818	1,237	7,055	29.1
Property	17	1,197	1,214	4.9	—	1,197	1,197	4.9
Infrastructure	814	720	1,534	6.2	814	720	1,534	6.3
Hedge funds	11	1,309	1,320	5.3	—	1,309	1,309	5.4
Derivatives	25	(1,584)	(1,559)	(6.3)	25	(1,584)	(1,559)	(6.4)
Longevity reinsurance contracts	—	(131)	(131)	(0.5)	—	(131)	(131)	(0.5)
Cash and liquid assets[2]	(1,134)	3,036	1,902	7.6	(1,143)	3,036	1,893	7.8
Mixed Investment funds	12	—	12	—	—	—	—	—
Other	5	47	52	0.2	—	5	5	—
Fair value of scheme assets	16,824	8,090	24,914	100.0	16,186	8,048	24,234	100.0
Notes
1.Valuation of unquoted assets is provided by the underlying managers or qualified independent valuers. The valuation for some of the unquoted assets, in particular private equities, is based on valuations as at 30 September 2024 adjusted by cash flows, these being the latest available valuations as at the point of publication. All valuations are determined in accordance with relevant industry guidance. Barclays Bank Group does not believe these valuations will differ materially from the fair value, in the context of the overall UKRF asset size.
2.Cash and liquid assets for the UKRF consists of £404m (2023: £354m) cash, £80m (2023: £91m) receivables/payables, £2,529m (2023: £3,036m) pooled cash funds and £(948)m (2023: £(1,588)m) repurchase agreements.
Included within the fair value of UKRF scheme assets was nil (2023: nil) relating to shares in Barclays PLC and nil (2023: nil) relating to bonds issued by Barclays PLC or Barclays Bank PLC. The UKRF also invests in pooled investment vehicles which may hold shares or debt issued by Barclays PLC.
At 31 December 2024, 38% of the UKRF assets were invested in liability-driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These swaps are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.
The UKRF employs derivative instruments, where appropriate, to match assets more closely to liabilities, or to achieve a desired exposure or return. The value of assets shown reflects the assets held by the UKRF, with any derivative holdings reflected on a fair value basis. The UKRF uses repurchase agreements and reverse repurchase agreements to achieve the Trustee’s liability hedging objective. Investment managers are allowed to undertake repo transactions on the UKRF’s existing gilt holdings to raise cash with which to buy additional gilts for efficient portfolio management; and reverse repo transactions to receive gilts and be paid a fee for providing cash.

Barclays Bank PLC 2024 Annual Report on Form 20-F	231
Notes to the financial statements
Employee benefits
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
The UKRF holds two longevity reinsurance contracts covering 70% of the current pensioner liabilities. The contracts provide income to the
UKRF if pensions are paid out for longer than expected. At 31 December 2024, the combined value of the contracts was £(117)m (2023:
£(131)m). The negative value reflects the estimated impact of changes in the reinsurance market, demographic assumptions and risk premia since the contracts were entered into by the UKRF.
For information on the UKRF Trustee’s approach to Responsible Investment and Climate Risk, in the context of managing the UKRF, please refer to the UKRF Trustee website at https://epa.towerswatson.com/accounts/barclays/public/barclays-bank-responsible-investment-
policy/.
Triennial valuation
The UKRF annual funding update as at 30 September 2024 showed a funding surplus of £1.75bn compared to £2.02bn as at 30 September
2023. The main reasons for the decrease were the impact of investment returns relative to liabilities and benefit accrual exceeding contributions received.
The main differences between the funding and accounting assumptions are a different approach to setting the discount rate and a more conservative life expectancy assumption for funding.
As part of the 2022 triennial valuation, the Trustee and Barclays Bank PLC agreed an annual adequacy test on a basis more prudent than the
IAS 19 or funding bases. Should the UKRF be sufficiently funded on this basis, the regular employer contributions to the UKRF to fund future
Afterwork accrual will not be required in the following calendar year. The test will be reviewed at the 2025 triennial valuation. The test was passed in September, so no regular employer contributions are required for 2025.
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
Participation – As permitted under the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, currently
Barclays Bank UK PLC is a participating employer in the UKRF and will remain so during a transitional phase as set out in a deed of participation. Barclays Bank PLC, a fellow subsidiary of Barclays PLC, is the principal employer of the UKRF. In the event of Barclays Bank
PLC’s insolvency during this period, provision has been made to require Barclays Bank UK PLC to become the principal employer of the
UKRF. Barclays Bank PLC’s Section 75 debt would be triggered by the insolvency (the debt would be calculated after allowing for the payment to the UKRF of any collateral above). To meet the requirements of the Financial Services and Markets Act 2000 (Banking Reform)
(Pensions) Regulations 2015 it is Barclays' intention to sectionalise the UKRF in July 2025, creating two separate sections – the Barclays Bank
Section and the Barclays UK Section (with Barclays Bank UK PLC participating in the Barclays UK Section only). This will not change the financial position of the UKRF from a consolidated Barclays PLC Group perspective, and members’ benefits will be unchanged as a result of the actions Barclays is taking to meet its regulatory obligations.
Defined benefit contributions paid to the UKRF were £22m (2023: £39m).
There were nil (2023: nil) Section 75 contributions included within the Barclays Bank Group’s contributions paid as no participating employers left the UKRF in 2024.
The Barclays Bank Group’s expected contribution to the UKRF in respect of defined benefits in 2025 is £4m. In addition, the expected contribution to UK defined contribution schemes in 2025 is £3m to the UKRF and £67m to the BPSP.

Barclays Bank PLC 2024 Annual Report on Form 20-F	232
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
Investments in subsidiaries, the majority of which are engaged in banking related activities, are recorded on the balance sheet at historical cost less any impairment. At 31 December 2024 the historical cost of investments in subsidiaries was £23,009m (2023: £22,185m), and impairment allowances recognised against these investments totalled £2,262m (2023: £3,080m). The increase in the balance sheet value of
£1,642m in the year was driven by an increase in the cost of investments in subsidiaries totalling £824m resulting from capital injections and AT1 issuances and a decrease in impairment of £818m driven by the reversal of £1bn impairment in Barclays Bank Ireland PLC.  During the year, Barclays Bank PLC injected €50m (2023: €150m) of additional capital into its subsidiary Barclays Bank Ireland PLC by way of a subscription for ordinary shares. The capital injection in 2023 was fully impaired during the year ending 31 December 2023.  As at the 31
December 2024, the cost of investment in Barclays Bank Ireland PLC is £3,521m being historical cost of £5,140m and accumlated impairment of £1,619m.
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
The 2024 review resulted in the reversal of £1bn of impairment for Barclays Bank Ireland PLC due to an improved performance expectation, the impairment had originally been identified as part of the 2022 review.  The 2023 review did not result in any change in the 2022 impairment position.
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
There is also often considerable judgement involved in the ongoing assessment of control over structured entities. In this regard, where market conditions have deteriorated such that the other investors’ exposures to the structure’s variable returns have been substantively eliminated, the Barclays Bank Group may conclude that the managers of the structured entity are acting as its agent and therefore will consolidate the structured entity.

Barclays Bank PLC 2024 Annual Report on Form 20-F	233
Notes to the financial statements
Scope of consolidation
An interest in equity voting rights exceeding 50% would typically indicate that the Barclays Bank Group has control of an entity. Until 25th
October 2024 Palomino Limited was excluded from consolidation despite the Group holding 100% of the voting rights as it was managed by an external counter-party and the Group was not exposed to its variable returns. Following the termination of the management agreement, as from 26th October 2024 the entity is now fully consolidated.

Company name	Country of registration or incorporation	Percentage of voting rights held (%)	Equity shareholders' funds (£m)	Retained profit for the year (£m)
Palomino Limited	Cayman Islands	100	—	—
Interests relating to the entity are included in Note 32 for the year ended 31st December 2023.
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
Regulatory requirements
The Barclays Bank Group’s principal subsidiary companies have assets and liabilities before intercompany eliminations of £515bn (2023:
£524bn) and £490bn (2023: £500bn) respectively. Certain classes of these assets and liabilities are subject to prudential regulation and regulatory capital requirements in the countries in which the subsidiaries are regulated. These prudential and regulatory capital requirements require entities to maintain minimum capital levels which cannot be returned to the parent company, Barclays Bank PLC, on a going concern basis.
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
Liquidity requirements
Regulated subsidiaries of the Barclays Bank Group are required to meet PRA or local regulatory requirements pertaining to liquidity. These regulated subsidiaries include Barclays Capital Securities Limited (which is regulated for liquidity matters on a combined basis with Barclays
Bank PLC under a Domestic Liquidity Sub-Group (DoLSub) arrangement), Barclays Bank Ireland PLC, Barclays Capital Inc. and Barclays Bank
Delaware Inc. See page 120 for further details of liquidity requirements.
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
Other restrictions
The Barclays Bank Group is required to maintain cash balances with central banks and other regulatory authorities and these amounted to
£2,317m (2023: £2,973m).
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
▪Commercial paper (CP) conduits: These entities issue CP and use the proceeds to lend to clients as part of the Barclays Bank Group's multi-seller conduit programme. The Barclays Bank Group has provided £23.9bn (2023: £22.4bn) in contractual liquidity facilities to the CP conduits that the Barclays Bank Group consolidates. These amounts represent the maximum the conduits can lend externally.
The amounts of CP conduit lending (drawn and undrawn) to unconsolidated structured entities can be seen in 'Other interests in unconsolidated structured entities' under multi-seller conduit programme in the 'Nature of interest' table.

Barclays Bank PLC 2024 Annual Report on Form 20-F	234
Notes to the financial statements
Scope of consolidation
▪Tender Option Bond (TOB) trusts: During 2024, the Barclays Bank Group provided undrawn liquidity facilities of £4.0bn (2023: £3.7bn)
to consolidated TOB trusts. These trusts invest in fixed income instruments issued by state, local or other municipalities in the United
States, funded by long-term senior floating-rate notes and junior residual securities.
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
Barclays Bank Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions, to provide risk management services and for specific investment opportunities. This is predominantly within the Barclays
Investment Bank business. Structured entities may take the form of funds, trusts, securitisation vehicles, and private investment companies.
The largest transactions for Barclays Bank Group include loans and derivatives with hedge fund structures and special purpose entities, multi-seller conduit lending, holding notes issued by securitisation vehicles and facilitating customer requirements through funds.
The nature and extent of the Barclays Bank Group’s interests in structured entities is summarised below:

Summary of interests in unconsolidated structured entities
	Secured financing	Short-term traded interests	Traded derivatives	Other interests	Total
	£m	£m	£m	£m	£m
As at 31 December 2024
Assets
Trading portfolio assets	—	23,941	—	—	23,941
Financial assets at fair value through the income statement	87,546	—	—	1,268	88,814
Derivative financial instruments	—	—	6,540	—	6,540
Financial assets at fair value through other comprehensive income	—	—	—	4,852	4,852
Loans and advances at amortised cost	—	—	—	46,554	46,554
Debt securities at amortised cost	—	—	—	15,438	15,438
Reverse repurchase agreements and other similar secured lending	3,145	—	—	—	3,145
Other assets	—	—	—	—	—
Total assets	90,691	23,941	6,540	68,112	189,284
Liabilities
Derivative financial instruments	—	—	6,978	—	6,978

As at 31 December 2023
Assets
Trading portfolio assets	—	15,482	—	—	15,482
Financial assets at fair value through the income statement	74,551	—	—	1,099	75,650
Derivative financial instruments	—	—	5,685	—	5,685
Financial assets at fair value through other comprehensive income	—	—	—	838	838
Loans and advances at amortised cost	—	—	—	34,162	34,162
Debt securities at amortised cost	—	—	—	9,217	9,217
Reverse repurchase agreements and other similar secured lending	896	—	—	—	896
Other assets	—	—	—	130	130
Total assets	75,447	15,482	5,685	45,446	142,060
Liabilities
Derivative financial instruments	—	—	6,173	—	6,173
Secured financing arrangements, short-term traded interests and traded derivatives are typically managed under Market risk management policies described in the Market risk management section which includes an indication of the change of risk measures compared to last year. For this reason, the total assets of these entities are not considered meaningful for the purposes of understanding the related risks and so have not been presented. Other interests include conduits and lending where the interest is driven by normal customer demand. As at
31 December 2024, Barclays Bank Group entered into transactions with approximately 5,000 (2023: 6,000) structured entities.
Secured financing
The Barclays Bank Group routinely enters into reverse repurchase contracts, margin lending, stock borrowing and similar arrangements on normal commercial terms where the counterparty to the arrangement is a structured entity. Due to the nature of these arrangements, especially the transfer of collateral and ongoing margining, the Barclays Bank Group is able to manage its variable exposure to the performance of the structured entity counterparty. The counterparties included in secured financing mainly include hedge fund limited structures, investment companies and special purpose entities.

Barclays Bank PLC 2024 Annual Report on Form 20-F	235
Notes to the financial statements
Scope of consolidation
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
Total notional contract amounts were £712,793m (2023: £335,552m).
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
Other interests in unconsolidated structured entities
The Barclays Bank Group’s interests in structured entities not held for the purposes of short-term trading activities are set out below, summarised by the nature of the interest and limited to significant categories, based on maximum exposure to loss.

Nature of interest

	Multi-seller conduit programme	Lending	Other	Total	Of which: Barclays Bank Group owned, not consolidated entities[1]
	£m	£m	£m	£m	£m
As at 31 December 2024
Financial assets at fair value through the income statement	—	—	1,268	1,268	—
Financial assets at fair value through other comprehensive income	—	3,206	1,646	4,852	—
Loans and advances at amortised cost	11,103	35,451	—	46,554	—
Debt securities at amortised cost	—	—	15,438	15,438	—
Other assets	—	—	—	—	—
Total on-balance sheet exposures	11,103	38,657	18,352	68,112	—
Total off-balance sheet notional amounts	11,530	25,733	—	37,263	—
Maximum exposure to loss	22,633	64,390	18,352	105,375	—
Total assets of the entity	41,431	199,000	52,369	292,800	—

As at 31 December 2023
Financial assets at fair value through the income statement	—	3	1,096	1,099	907
Financial assets at fair value through other comprehensive income	—	638	200	838	—
Loans and advances at amortised cost	8,903	25,259	—	34,162	—
Debt securities at amortised cost	—	—	9,217	9,217	—
Other assets	38	88	4	130	—
Total on-balance sheet exposures	8,941	25,988	10,517	45,446	907
Total off-balance sheet notional amounts	11,947	12,581	—	24,528	—
Maximum exposure to loss	20,888	38,569	10,517	69,974	907
Total assets of the entity	35,439	160,438	84,107	279,984	1,869
Note
1    Comprises of Barclays Bank Group owned, not consolidated structured entities per IFRS 10 Consolidated Financial Statements, and Barclays Bank Group
sponsored entities. Refer to Note 31 Principal subsidiaries for more details on consolidation.

Barclays Bank PLC 2024 Annual Report on Form 20-F	236
Notes to the financial statements
Scope of consolidation
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
Assets transferred to sponsored unconsolidated structured entities
The Barclays Bank Group is considered to sponsor another entity if; it had a key role in establishing that entity, it transferred assets to the entity, the Barclays name appears in the name of the entity or it provides guarantees on the entity’s performance. As at 31 December 2024, assets transferred to sponsored unconsolidated structured entities were £890m (2023: £1,420m).
33Investments in associates and joint ventures
There are no individually significant investments in joint ventures or associates held by Barclays Bank Group.

	2024			2023
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m
Equity accounted (Group)	14	—	14	22	—	22

	2024			2023
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m
Equity accounted (Parent)	12	—	12	12	—	12
Summarised financial information for the Barclays Bank Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the Barclays Bank Group’s share of the net income of the investees for the year ended 31 December 2024, with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	Associates			Joint ventures
	2024	2023	2022	2024	2023	2022
	£m	£m	£m	£m	£m	£m
(Loss)/Profit from continuing operations	—	(4)	3	—	—	—
Other comprehensive income	—	—	—	—	—	—
Total comprehensive (loss)/income from continuing operations	—	(4)	3	—	—	—

Barclays Bank PLC 2024 Annual Report on Form 20-F	237
Notes to the financial statements
Scope of consolidation
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
The Barclays Bank Group is party to securitisation transactions involving its credit card balances, personal and mortgage loans.
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
any rights and obligations created or retained in the transfer.
The following table shows the carrying amount of securitised assets that have not resulted in full derecognition, together with the associated liabilities, for each category of asset on the balance sheet:

	2024				2023
	Assets		Liabilities		Assets		Liabilities
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	£m	£m	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Loans and advances at amortised cost
Credit cards, unsecured loans and other retail lending	6,575	7,158	(1,575)	(1,579)	6,317	6,863	(2,336)	(2,303)
Financial assets at FVTPL
Mortgage Loans	576	576	—	—	452	452	—	—
Assets included in disposal groups classified as held for sale
Personal Loans	846	826	—	—	—	—	—	—
Total	7,997	8,560	(1,575)	(1,579)	6,769	7,315	(2,336)	(2,303)
Balances included within loans and advances at amortised cost represent securitisations where substantially all the risks and rewards of the assets have been retained by Barclays Bank Group and balances included within Financial assets at FVTPL and Assets included in disposal groups classified as held for sale represent securitisations where the risks and rewards are neither substantially transferred nor retained.
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
assets of £11,951m (2023: £3,353m) were originally transferred in this manner and the carrying value of the assets representing continued
involvement is included in the table above.
For transfers of assets in relation to repurchase agreements, see Note 35.

Barclays Bank PLC 2024 Annual Report on Form 20-F	238
Notes to the financial statements
Scope of consolidation
Continuing involvement in financial assets that have been derecognised
In some cases, the Barclays Bank Group may have transferred a financial asset in its entirety but may have continuing involvement in it. This arises in asset securitisations where loans and asset backed securities were derecognised as a result of the Barclays Bank Group’s involvement with asset backed securities, residential mortgage backed securities and commercial mortgage backed securities. Continuing involvement largely arises from providing financing into these structures in the form of retained notes, which do not bear first losses.
The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement[1]			Gain from continuing involvement
	Carrying amount	Fair value	Maximum exposure to loss[2]	For the year ended	Cumulative to 31 December
Type of transfer	£m	£m	£m	£m	£m
2024
Asset backed securities	53	53	130	1	1
Residential mortgage backed securities	3,439	3,437	3,439	155	231
Commercial mortgage backed securities	377	334	377	3	21
Total	3,869	3,824	3,946	159	253

2023
Asset backed securities	2	2	2	—	3
Residential mortgage backed securities	1,158	1,156	1,158	57	75
Commercial mortgage backed securities	392	341	392	3	19
Total	1,552	1,499	1,552	60	97
Notes
1  Assets which represent the Barclays Bank Group’s continuing involvement in derecognised assets are recorded in Loans and advances at amortised cost and
Debt securities at FVTPL.
2  Maximum exposure to loss includes notional value of undrawn loan commitment, if any.
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
Collateralised transactions, such as securities lending and borrowing, repurchase and derivative transactions are conducted in accordance with standard terms which are customary in the market.
The following table summarises the nature and carrying amount of the assets pledged as security:

	Barclays Bank Group
	2024	2023
	£m	£m
Cash collateral	72,415	70,007
Loans and advances at amortised cost	41,205	46,902
Trading portfolio assets	107,249	117,696
Financial assets at fair value through the income statement	5,729	9,847
Financial assets at fair value through other comprehensive income	20,420	24,118
Assets pledged	247,018	268,570

Barclays Bank PLC 2024 Annual Report on Form 20-F	239
Notes to the financial statements
Scope of consolidation
The following table summarises the transferred financial assets and the associated liabilities. The transferred assets represents the gross carrying value of the assets pledged and the associated liabilities represents the IFRS balance sheet value of the related liability recorded on the balance sheet.

	Barclays Bank Group
	Transferred assets	Associated liabilities
	£m	£m
At 31 December 2024
Derivatives	74,307	(74,307)
Repurchase agreements	60,564	(40,173)
Securities lending arrangements	104,450	—
Other	7,697	(7,271)
	247,018	(121,751)

At 31 December 2023
Derivatives	77,102	(77,102)
Repurchase agreements	69,740	(41,916)
Securities lending arrangements	115,909	—
Other	5,819	(5,188)
	268,570	(124,206)
For repurchase agreements the difference between transferred assets and associated liabilities is predominantly due to IFRS netting.
Included within Other are agreements where a counterparty's recourse is limited to the transferred assets. The relationship between the gross transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes.

	Carrying value		Fair value
	Transferred assets	Associated liabilities	Transferred assets	Associated liabilities	Net position
	£m	£m	£m	£m	£m
Barclays Bank Group
2024
Recourse to transferred assets only	6,575	(1,575)	7,158	(1,579)	5,579
2023
Recourse to transferred assets only	6,769	(2,336)	7,315	(2,303)	5,012
The Barclays Bank Group has an additional £3.8bn (2023: £2.7bn) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and are available to support future issuances.
Collateral held as security for assets
Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Barclays Bank Group is allowed to resell or re-pledge the collateral held. Collateralised transactions, such as securities lending and borrowing, repurchase and derivative transactions are conducted in accordance with standard terms which are customary in the market.
The fair value at the balance sheet date of collateral accepted and re-pledged to others was as follows:

	Barclays Bank Group
	2024	2023
	£m	£m
Fair value of securities accepted as collateral	1,317,237	1,207,312
Of which fair value of securities re-pledged/transferred to others	1,193,809	1,105,760

Barclays Bank PLC 2024 Annual Report on Form 20-F	240
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
schemes. All of these transactions are conducted on the same terms as third party transactions. Summarised financial information for the
Barclays Bank Group’s investments in associates and joint ventures is set out in Note 33.
Amounts included in the Barclays Bank Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Parent	Fellow subsidiaries	Pension funds	Other related parties
	£m	£m	£m	£m
For the year ended and as at 31 December 2024
Total income	(1,994)	172	(1)	54
Operating expenses	(92)	(4,361)	—	—
Total assets	1,338	6,753	—	1,104
Total liabilities	44,678	8,588	176	64
For the year ended and as at 31 December 2023
Total income	(1,712)	164	1	52
Operating expenses	(89)	(4,157)	(1)	—
Total assets	1,338	7,710	—	1,254
Total liabilities	37,862	7,483	144	154
For the year ended and as at 31 December 2022
Total income	(751)	199	3	(2)
Operating expenses	(69)	(3,459)	(1)	—
Total liabilities include derivatives transacted on behalf of the pensions funds of £100m (2023: £77m).
Key Management Personnel
Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays Bank PLC (directly or indirectly) and comprise the Directors and Officers of Barclays Bank PLC, certain direct reports of the Chief Executive Officer and the heads of major business units and functions.

Barclays Bank PLC 2024 Annual Report on Form 20-F	241
Notes to the financial statements
Other disclosure matters
The Barclays Bank Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2024	2023
	£m	£m
As at 1 January	10.8	—
Loans issued during the year[1]	—	11.1
Loan repayments during the year[2]	—	(0.3)
As at 31 December	10.8	10.8
Notes
1Includes loans issued to existing Key Management Personnel and new or existing loans issued to newly appointed Key Management Personnel.
2Includes loan repayments by existing Key Management Personnel and loans to former Key Management Personnel.
No allowances for impairment were recognised in respect of loans to Key Management Personnel (or any connected person).

Deposits outstanding
	2024	2023
	£m	£m
As at 1 January	7.5	2.0
Deposits received during the year[1]	48.3	32.7
Deposits repaid during the year[2]	(46.3)	(27.2)
As at 31 December	9.5	7.5
Notes
1Includes deposits received from existing Key Management Personnel and new or existing deposits received from newly appointed Key Management
Personnel.
2Includes deposits repaid by existing Key Management Personnel and deposits of former Key Management Personnel.
Total commitments outstanding
Total commitments outstanding refer to the total of any undrawn amounts on credit card and/or overdraft facilities provided to Key
Management Personnel. Total commitments outstanding as at 31 December 2024 were £0.1m (2023: £0.1m).
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
income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of costs for deferred awards. Figures are provided for the period that individuals met the definition of Key Management Personnel.

	2024	2023	2022
	£m	£m	£m
Salaries and other short-term benefits	42.9	46.1	44.2
Pension costs	0.2	0.2	0.2
Other long-term benefits	10.8	10.8	12.1
Share-based payments	21.9	16.3	16.5
Employer social security charges on emoluments	7.2	8.2	7.5
Costs recognised for accounting purposes	83.0	81.6	80.5
Employer social security charges on emoluments	(7.2)	(8.2)	(7.5)
Other long-term benefits – difference between awards granted and costs recognised	5.3	2.1	0.1
Share-based payments – difference between awards granted and costs recognised	2.6	4.5	4.2
Total remuneration awarded	83.7	80.0	77.3

Barclays Bank PLC 2024 Annual Report on Form 20-F	242
Notes to the financial statements
Other disclosure matters
Disclosure required by the Companies Act 2006
The following information regarding the Barclays Bank PLC Board of Directors is presented in accordance with the Companies Act 2006:

	2024	2023	2022
	£m	£m	£m
Aggregate emoluments[1]	8.3	7.2	7.1
Amounts paid under LTIPs[2]	—	—	0.4
	8.3	7.2	7.5
Notes
1The aggregate emoluments include amounts paid for the 2024 year. In addition, deferred share awards for 2024 with a total value at grant of £1.8m (2023:
£1.5m, 2022: £2.3m) will be made to Directors which will only vest subject to meeting certain conditions.
2The figure above for "Amounts paid under LTIPs" for 2024 relates to tranches of prior year LTIP awards that were released to Directors during the year.
There were no pension contributions paid to defined contribution schemes on behalf of Directors (2023: £nil, 2022: £nil). There were no notional pension contributions to defined contribution schemes.
As at 31 December 2024, there were no Directors accruing benefits under a defined benefit scheme (2023: nil, 2022: nil).
The aggregate amount of compensation payable to departing officers in respect of loss of office was £7,398 (2023: £30,519, 2022:
£2,253,304).
Of the figures in the table above, the amounts attributable to the highest paid Director in respect of qualifying services are as follows:

	2024	2023	2022
	£m	£m	£m
Aggregate emoluments[1]	4.3	3.6	3.6
Amounts paid under LTIPs	—	—	—
	4.3	3.6	3.6
Note
1The aggregate emoluments include amounts paid for the 2024 year. In addition, a deferred share award for 2024 with a value at grant of £1.1m (2023:
£1m, 2022: £1.5m) will be made to the highest paid Director which will only vest subject to meeting certain conditions.
There were no actual pension contributions paid to defined contribution schemes on behalf of the highest paid Director (2023: £nil, 2022:
£nil). There were no notional pension contributions to defined contribution schemes (2023: £nil, 2022: £nil).
Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2024 to persons who served as Directors during the year was £nil (2023: £0.1m). The total value of guarantees entered into on behalf of Directors during
2024 was £nil (2023: £nil).

Barclays Bank PLC 2024 Annual Report on Form 20-F	243
Notes to the financial statements
Other disclosure matters
37Disposals of subsidiaries
There were no disposals of subsidiaries in 2024 or 2023. During 2022, Barclays Bank PLC sold its direct ownership of subsidiaries Capton
Investments Limited and Hawkins to Roder Investment No 1 Limited and Roder investment No 2 Limited recording gains of £43m and
£75m respectively.
38Auditor’s remuneration
Auditor’s remuneration is included within consultancy, legal and professional fees in administration and general expenses and comprises:

	2024	2023	2022
	£m	£m	£m
Audit of the Barclays Bank Group's annual accounts	23	22	20
Other services:
Audit of the Barclays Bank PLC subsidiaries[1]	19	18	18
Other audit related fees[2]	10	8	8
Other services	5	1	1
Total Auditor's remuneration	57	49	47
Notes
1Comprises the fees for the statutory audit of the subsidiaries both inside and outside UK and fees for the work performed by associates of KPMG in respect of the consolidated financial statements of Barclays Bank PLC.
2Comprises services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the
Listing Rules of the UK listing authority.
Audit scope changes are finalised following the completion of the audit and recognised when agreed. The 2024 audit fee includes £nil
(2023: £1m, 2022: £2m) relating to the previous year’s audit.
Under SEC regulations, the remuneration of our auditors is required to be presented as follows: audit fees £46m (2023: £43m, 2022: £41m), audit-related fees £6m (2023: £5m, 2022: £5m), tax fees £nil (2023: £nil, 2022: £nil), and all other fees £5m (2023: £1m, 2022: £1m).
39Assets and liabilities included in disposal group classified as held for sale
Accounting for non-current assets held for sale and associated liabilities
The Barclays Bank Group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Non-current assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than continuing use. In order to be classified as held for sale, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary, and the sale must be highly probable. Non-current assets (or disposal groups) held for sale are measured at the lower of carrying amount and fair value less cost to sell. Assets and liabilities classified as held for sale are presented separately in the consolidated balance sheet.
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
Barclays Bank Ireland PLC agreed the sale of its German consumer finance business (comprising credit cards, unsecured personal loans and deposits), currently within Head Office. Barclays has recorded a £9m loss for the disposal group within Head Office for FY24. After the balance sheet date, Barclays announced it had completed the sale as part of our ambition to simplify Barclays and support our focus our key businesses.
Barclays has decided not to bid to become the sole issuer for a co-branded card portfolio in USCB, leading to its transfer in H1 2026. This portfolio held within USCB is expected to be sold at a premium. The extension to the 1 year sale period is aligned to the signed contractual arrangements in place to allow the transition of the portfolio in a controlled and effective manner.

Barclays Bank PLC 2024 Annual Report on Form 20-F	244
Notes to the financial statements
Other disclosure matters
The perimeter of the disposal group has been accounted for in line with the requirements of IFRS5 as at 31 December 2024. A detailed analysis of the disposal group is presented below. The 2024 disposal group includes the German Consumer Finance Business within Head
Office and  the US Cards portfolio within USCB. The 2023 Disposal Group includes the German Consumer Finance Business:

As at 31 December	2024	2023
	£m	£m
Assets included in disposal groups classified as held for sale
Loans and advances to customers	9,544	3,855
Intangible assets	25	15
Property, plant and equipment	24	24
Other assets	260	22
Total assets classified as held for sale	9,854	3,916

Liabilities included in disposal groups classified as held for sale
Deposits from customers	3,647	3,077
Other liabilities	77	83
Provisions	2	4
Total liabilities classified as held for sale	3,726	3,164

Net assets classified as held for sale	6,128	752
40Post balance sheet event
Barclays Bank Ireland PLC, a wholly owned subsidiary of Barclays Bank PLC, agreed the sale of its German consumer finance business
(comprising credit cards, unsecured personal loans and deposits), currently within Head Office. Barclays has recorded a £9m loss for the disposal group within Head Office for FY24. After the balance sheet date, Barclays announced it had completed the sale as part of our ambition to simplify Barclays and support our focus on our key businesses.

Barclays Bank PLC 2024 Annual Report on Form 20-F	245
Notes to the financial statements
Other disclosure matters
41  Related Undertakings

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
The information is provided as at 31 December 2024.
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
Class C Shares
Class D Shares
Class E Shares
First Class Common Shares, Second Class Common Shares
Redeemable Class A Shares
Not Consolidated
Euro Tracker 1 Shares, GBP Tracker 1 Shares, and USD
Tracker 1 Shares

Barclays Bank PLC 2024 Annual Report on Form 20-F	246
Notes to the financial statements
Other disclosure matters

Wholly owned subsidiaries	Note
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
Swan Lane Investments Limited
US Real Estate Holdings No.1 Limited
US Real Estate Holdings No.2 Limited
US Real Estate Holdings No.3 Limited
US Real Estate Holdings No.4 Limited	A
US Real Estate Holdings No.5 Limited	A
US Real Estate Holdings No.6 Limited	A
Water Street Investments Limited	Y

Wholly owned subsidiaries	Note
Wedd Jefferson (Nominees) Limited	A
Westferry Investments Limited	A
Woolwich Qualifying Employee Share Ownership Trustee Limited	A
Zeban Nominees Limited	A

C/O Teneo Financial Advisory Limited, 3rd Floor, The Colmore Building, 20 Colmore Circus Queensway, Birmingham, West Midlands, B4 6AT
Barclays Nominees (Branches) Limited (In Liquidation
Barclays Capital Finance Limited

1-4 , Clyde Place Lane, Glasgow, G5 8DP
R.C. Greig Nominees Limited

9, allée Scheffer, Luxembourg, L-2520
Barclays Blossom Finance Limited Partnership	B, M
Barclays Claudas Investments Partnership	B, M
Barclays Pelleas Investments Limited Partnership	B, M

Argentina
Marval, O’Farrell & Mairal, Av. Leandro N.
Compañia Regional del Sur S.A.	A

Brazil
Av. Brigadeiro Faria Lima, No.4.440, 12th Floor, Bairro Itaim Bibi, Sao Paulo, CEP, 04538-132
Barclays Brasil Assessoria Financeira Ltda	A
BNC Brazil Consultoria Empresarial Ltda	A

Canada
333 Bay Street, Suite 4910, Toronto ON M5H 2R2
Barclays Capital Canada Inc.

Stikeman Elliot LLP, 199 Bay Street, 5300 Commerce Court West, Toronto ON M5L 1B9
Barclays Corporation Limited	A

Cayman Islands
PO Box 309, Ugland House, George Town, Grand Cayman, KY1-1104

Barclays Bank PLC 2024 Annual Report on Form 20-F	247
Notes to the financial statements
Other disclosure matters

Wholly owned subsidiaries	Note
Alymere Investments Limited	E, F, G
Analytical Trade UK Limited	A
Barclays Capital (Cayman) Limited	A
Barclays Securities Financing Limited	E, F, G
Barclays US Holdings Limited	A, D, G
Braven Investments No.1 Limited
Calthorpe Investments Limited
Capton Investments Limited
Claudas Investments Limited	A, G, P, X
Claudas Investments Two Limited
Gallen Investments Limited
Hornbeam Limited	Y
Mintaka Investments No. 4 Limited
Palomino Limited	A
Pelleas Investments Limited	A
Pippin Island Investments	A
Razzoli Investments Limited	A, D, G
RVH Limited	A, D, G

France
34-36 avenue de Friedland, 75008, Paris
Barclays ADF SA	A

Germany
Stuttgarter Straße 55-57, 73033 Göppingen
Holding Stuttgarter Straße GmbH (In Liquidation)

Guernsey
P.O. Box 33, Dorey Court, Admiral Park, St. Peter Port, GY1 4AT
Barclays UKRF ICC Limited	Y
Barclays UKRF No.1 IC Limited	Y
Barclays UKRF No.2 IC Ltd	Y

Hong Kong
Level 41,Cheung Kong Center, 2 Queen's Road, Central
Barclays Capital Asia Limited	A

India
Nirlon Knowledge Park, Level 9, Block B-6, Off Western Express Highway, Goregaon (East), Mumbai, 400063
Barclays Securities (India) Private Limited
Barclays Wealth Trustees (India) Private Limited

Wholly owned subsidiaries	Note
Barclays Investments & Loans (India) Private Limited	A, D, G
5th to 12th Floor (Part), Building G2, Gera Commerzone SEZ, Survey No.65, Kharadi, Pune, 411014
Barclays Global Service Centre Private Limited
Ireland
One Molesworth Street, Dublin 2, D02RF29
Barclays Administration Germany Limited
Barclays Bank Ireland Public Limited Company	A
Barclays Europe Client Nominees Designated Activity Company
Barclays Europe Firm Nominees Designated Activity Company
Barclays Europe Nominees Designated Activity Company

25-28 North Wall Quay, Dublin1, D01H104
Erimon Home Loans Ireland Limited	A
70 Sir John Rogerson’s Quay, Dublin 2
Barclays Finance Ireland Limited

Isle of Man
Eagle Court, Circular Road, Douglas, IM1 1AD, Isle of Man
Barclays Nominees (Manx) Limited	A, Y
Barclays Private Clients International Limited	A, H, I

2nd Floor, St Georges Court, Upper Church Street, Douglas, IM1 1EE
Barclays Holdings (Isle of Man) Limited (In Liquidation)	A

Japan
10-1, Roppongi 6-chome, Minato-ku, Tokyo
Barclays Funds and Advisory Japan Limited
Barclays Securities Japan Limited	G, E

Jersey
28 Esplanade, St Helier, JE2 3QA, Jersey
Barclays Services Jersey Limited	A

5 Espalanade, St Helier, JE2 3QA
Barclays Wealth Management Jersey Limited	A

Wholly owned subsidiaries	Note
13 Library Place, St Helier, JE4 8NE
Barclays Nominees (Jersey) Limited	A, Y
Barclaytrust Channel Islands Limited	A, Y
Estera Trust (Jersey) Limited, 13-14 Esplanade, St Helier, JE1 1EE, Jersey
MK Opportunities GP Ltd	A

Luxembourg
9, allée Scheffer, L-2520
Barclays Bedivere Investments S.à r.l.	G, H, I
Barclays Bordang Investments S.à r.l.	R, S,
Barclays Cantal Investments S.à r.l.	R, S
Barclays Capital Luxembourg S.à r.l.
Barclays Treasury Luxembourg S.à r.l.
Barclays Claudas Investments S.à r.l.
Barclays International Luxembourg Dollar Holdings S.à r.l.
Barclays Lamorak Investments S.à r.l.	Q
Barclays Luxembourg GBP Holdings S.à r.l.	Q
Barclays Luxembourg Global Funding S.à r.l.
Barclays Luxembourg Holdings S.à r.l.	G, N
Barclays Luxembourg Holdings SSC	B
68-70 Boulevard de la Petrusse, L-2320
Adler Toy Holding Sarl
10 rue du Château d’Eau, Leudelange, Grand Duchy of Luxembourg L-3364
BPM Management GP SARL	A

Mauritius
C/O Rogers Capital Corporate Services Limited, 3rd Floor, Rogers House, No.5 President John Kennedy Street, Port Louis
Barclays Capital Mauritius Limited (In Liquidation)	A
Barclays Capital Securities Mauritius Limited	A

Barclays Bank PLC 2024 Annual Report on Form 20-F	248
Notes to the financial statements
Other disclosure matters

Wholly owned subsidiaries	Note
Fifth Floor Ebene Esplanade, 24 Bank Street, Cybercity 72201 Ebene
Barclays Mauritius Overseas Holdings Limited	A

Mexico
Paseo de la Reforma 505, Torre Mayor Floor 41, Colona Cuauhtémoc, 06500, Mexico City
Barclays Bank Mexico, S.A.	I, K
Barclays Capital Casa de Bolsa, S.A. de C.V.	I, K
Grupo Financiero Barclays Mexico, S.A. de C.V.	A, I, K

Monaco
31 Avenue de la Costa, Monte Carlo BP 339
Barclays Private Asset Management (Monaco) S.A.M

Saudi Arabia
3rd Floor Al Dahna Center, 114 Al-Ahsa Street, PO Box 1454, Riyadh 11431
Barclays Saudi Arabia (In Liquidation)	A

Singapore
10 Marina Boulevard, #25-01 Marina Bay Financial Centre, Tower 2, 018983
Barclays Merchant Bank (Singapore) Ltd.

Spain
Calle Jose, Abascal 51, 28003, Madrid
Barclays Tenedora De Inmuebles SL.	A
BVP Galvani Global, S.A.U. (In Liquidation)	A

Switzerland
Chemin de Grange Canal 18-20, PO Box 3941, 1211, Geneva
Barclays Bank (Suisse) SA
BPB Holdings SA

Taiwan
19F-1, No. 7, Xinyi Road, Sec. 5, Taipei, 11049, Taiwan
Barclays Securities Taiwan Limited	A

United States

Wholly owned subsidiaries	Note
Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808
Analytical Trade Holdings LLC
Barclays Asset Backed Depositor LLC	C
Barclays Bank Delaware	D, G
Barclays Capital Derivatives Funding LLC	C
Barclays Capital Equities Trading GP	B
Barclays Capital Holdings Inc.	E, F, G
Barclays Capital Real Estate Finance Inc.
Barclays Capital Real Estate Holdings Inc.
Barclays Capital Real Estate Inc.
Barclays Commercial Mortgage Securities LLC	C
Barclays Dryrock Funding LLC	C
Barclays Financial LLC	C
Barclays Group US Inc.	G, D
Barclays Lifestyles LLC	C
Barclays Oversight Management Inc.
Barclays Receivables LLC	C
Barclays Services Corporation
Barclays Services, LLC	C
Barclays STBT Inc.
Barclays US CCP Funding LLC	C
Barclays US LLC	C
Barclays US Investments Inc.
BCAP LLC	C
Lagalla Investments LLC	C
Long Island Holding A LLC	C
Marbury Holdings LLC	C
Preferred Liquidity, LLC	C, H
Procella Investments No.2 LLC	C
Procella Investments No.3 LLC	C
Relative Value Holdings, LLC
Surrey Funding Corporation
Sussex Purchasing Corporation
Sutton Funding LLC	C
US Secured Investments LLC	O
Verain Investments LLC	C
Wilmington Riverfront LLC	C

100 Bank Street, Suite 630, Burlington, Vermont 05401
Barclays Insurance U.S. Inc.

Corporation Service Company, 80 State Street, Albany, NY,
Barclays Equity Holdings Inc.
Corporation Service Company Goodwin Square, 225 Asylum Street 20th Floor Hartford CT 06103

Wholly owned subsidiaries	Note
Barclays Capital Inc.
Corporation Service Company, 2626, Glenwood Ave, Suite 550, Raleigh, NC, 27608
Barclays US GPF Inc.
Equifirst Corporation (In Liquidation, dissolved with State of North Carolina)
Rodney Square North, 1100, North Market Street,
Barclays Dryrock Issuance Trust
125 S West Street, Wilmington, Delaware, 19801
Curve Investments GP	B

Unless otherwise stated, the undertakings
below are included in the consolidation and
the share capital held by Barclays Bank PLC
comprises ordinary and/or common shares,
which are held by subsidiaries of Barclays
Bank PLC. The percentage of the nominal
value of each share class held by Barclays
Bank PLC is provided below.

Other Related Undertakings	%	Note
United Kingdom
1 Churchill Place, London, E14 5HP
PSA Credit Company Limited (In Liquidation)	100.00	H, J, Y
Barclays Secured Funding (LM)	20.00

50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ
Equistone Founder Partner III L.P.	20.00	B, Y

Enigma, Wavendon Business Park Milton Keynes, MK178LX
Intelligent Processing Solutions Limited	19.50	Y

Cayman Islands
PO Box 309GT, Ugland House, South Church Street, Grand Cayman KY1-1104
Newman Holdings Limited (In Liquidation)	96.48	D, Y

Korea, Republic of
18th Floor, Daishin Finance Centre, 343, Samil-daero, Jung-go, Seoul
Woori BC Pegasus Securitization Specialty Co. Ltd	70.00	W

Luxembourg

Barclays Bank PLC 2024 Annual Report on Form 20-F	249
Notes to the financial statements
Other disclosure matters

9, allee Scheffer, L-2520
Barclays Alzin Investments S.à r.l.	100.00	R,S, U
Preferred Funding S.à r.l.	100.00	F
Preferred Investments S.à r.l.	33.00	P

United States
1415 Louisiana Street, Suite 1600, Houston, TX 77002-0000
Sabine Oil & Gas Holdings, Inc.(In Liquidation)	22.12	Y

Barclays Bank PLC 2024 Annual Report on Form 20-F	250
Notes to the financial statements
Other disclosure matters
42  Barclays Bank PLC (the Parent company)

Income Statement
Barclays Bank PLC
	2024	2023	2022
For the year ended 31 December	£m	£m	£m
Interest and similar income	25,624	24,474	10,576
Interest and similar expense	(23,492)	(21,990)	(8,278)
Net interest income	2,132	2,484	2,298
Fee and commission income	3,220	3,006	2,949
Fee and commission expense	(923)	(1,149)	(850)
Net fee and commission income	2,297	1,857	2,099
Other income	6,233	4,908	7,446
Total income	10,662	9,249	11,843
Staff costs	(2,027)	(1,918)	(1,699)
Infrastructure costs	(67)	(246)	(145)
Administration and general expenses	(3,648)	(3,664)	(3,186)
UK regulatory levies	(242)	(149)	(150)
Litigation and conduct	(156)	(30)	(1,340)
Operating expenses	(6,140)	(6,007)	(6,520)
Impairment of investments in subsidiaries	811	(166)	(2,533)
Profit on disposal of subsidiaries, associates and joint ventures	48	(1)	119
Profit before impairment	5,381	3,075	2,909
Credit impairment releases/(charges)	(216)	(98)	(165)
Profit before tax	5,165	2,977	2,744
Taxation	(200)	(111)	40
Profit after tax	4,965	2,866	2,784

Attributable to:
Equity holders of the parent	3,740	1,619	1,802
Other equity instrument holders	1,225	1,247	982
Total equity holders of the parent	4,965	2,866	2,784
Profit after tax	4,965	2,866	2,784
The Parent company financials on pages 159 to 162 form part of this note.

Barclays Bank PLC 2024 Annual Report on Form 20-F	251
Notes to the financial statements
Other disclosure matters
Barclays Bank PLC (the Parent company)

Statement of comprehensive income
	2024	2023	2022
For the year ended 31 December	£m	£m	£m
Profit after tax	4,965	2,866	2,784
Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[1]	148	(572)	1,149
Fair value through other comprehensive income reserve movement relating to debt securities
Net (losses)/gains from changes in fair value	(841)	1,140	(6,383)
Net (gains)/losses transferred to net profit on disposal	(134)	(102)	68
Net losses/(gains) relating to (release of) impairment	1	(2)	8
Net gains/(losses) due to fair value hedging	331	(850)	4,626
Tax	180	(54)	449
Cash flow hedging reserve
Net (losses)/gains from changes in fair value	(1,285)	2,443	(6,733)
Net gains/(losses) transferred to net profit	1,807	1,006	470
Tax	(146)	(966)	1,707
Other comprehensive income/(loss) that may be recycled to profit or loss	61	2,043	(4,639)

Other comprehensive (loss)/income not recycled to profit or loss:
Retirement benefit remeasurements	(420)	(1,175)	(791)
Own credit	(1,084)	(975)	1,973
Tax	428	608	(138)
Other comprehensive (loss)/income not recycled to profit or loss	(1,076)	(1,542)	1,044

Other comprehensive (loss)/income for the year	(1,015)	501	(3,595)

Total comprehensive income/(loss) for the year	3,950	3,367	(811)

Attributable to:
Equity holders of the parent	3,950	3,367	(811)
Total comprehensive income/(loss) for the year	3,950	3,367	(811)
Note
1There were no CTR recycling events during 2024, 2023 & 2022.
Dividends paid to the Parent company totalled £1,803m (2023: £529m, 2022: £1,862m).

Barclays Bank PLC 2024 Annual Report on Form 20-F	252
Additional unaudited information
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
The Articles of Association were adopted by Special Resolution at the Company's Annual General Meeting on 12 June 2024, in substitution for and to the exclusion of Articles adopted on 30 April 2010 and amended on 8 June 2021.
The following is a summary and explanation of the current Articles of Association, which are available for inspection.
Directors
(i)The minimum number of Directors (excluding alternate Directors) is five. There is no maximum limit. There is no age limit for
Directors. A director shall not be required to hold any shares in the Company by way of qualification.
(ii)Excluding executive remuneration and any other entitlement to remuneration for extra services (including service on board committees) under the Articles, a Director is entitled to a fee at a rate determined by the Board but the aggregate fees paid to all
Directors shall not exceed £3,000,000 per annum or such higher amount as may be approved by an ordinary resolution of the
Company. Each Director is entitled to reimbursement for all reasonable travelling, hotel and other expenses properly incurred by him/
her in or about the performance of his/her duties.
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
(x)A Director may hold positions with or be interested in other companies and, subject to legislation applicable to the Company and the
FCA’s requirements, may contract with the Company or any other company in which the Company is interested. A Director may not vote or count towards the quorum on any resolution concerning any proposal in which he/she (or any person connected with him/
her) has a material interest (other than by virtue of his/her interest in securities of the Company) or if he/she has a duty which conflicts or may conflict with the interests of the Company, unless the resolution relates to any proposal:
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
(e)concerning any other company in which the Director is interested as an officer or creditor or Shareholder but, broadly, only if he/
she (together with his/her connected persons) is directly or indirectly interested in less than 1% of either any class of the issued equity share capital or of the voting rights of that company; and
(f)concerning any other arrangement for the benefit of employees of the Company (or any other member of the Group) under which the Director benefits or stands to benefit in a similar manner to the employees concerned and which does not give the
Director any advantage which the employees to whom the arrangement relates would not receive.

Barclays Bank PLC 2024 Annual Report on Form 20-F	253
Additional unaudited information
Classes of Shares
The Articles of Association describe the following classes of shares: Ordinary Shares, Euro, US Dollar and Sterling Preference Shares
(collectively, the “Preference Shares”) and Series 1 Sterling Preference Shares. A description of the outstanding classes of shares in the
Company as at 31 December 2024, being Ordinary Shares, Dollar Preference shares and Euro Preference Shares  is included in Note 26 to the Financial Statements (Ordinary shares, preference shares and other equity).
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
all members and proxies entitled to attend, another meeting place may be arranged to accommodate such persons other than that specified in the notice of meeting, in which case Shareholders may be excluded from the principal place. The Articles also allow for a hybrid meeting, whereby Shareholders may attend by electronic means or physically.

Barclays Bank PLC 2024 Annual Report on Form 20-F	254
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
The Company may choose to send notice in hard copy form alone to some or all members and/or choose not to send notice to a particular member where it considers this necessary or appropriate to deal with legal, regulatory or practical problems in, or under the laws of, any territory. In addition, the Company may cease to send notices to any member who has been sent documents on two consecutive occasions over a period of at least 12 months and when each of those documents is returned undelivered or notification is received that they have not been delivered.
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
It is based on the current laws of England and Wales, UK tax law and the practice of His Majesty’s Revenue and Customs ("HMRC"), each of which may be subject to change, possibly with retrospective effect and in particular it does not contemplate any changes in law announced, but not yet enacted, as part of the UK government's Autumn Budget on 30 October 2024 (the "Budget"). It is a general guide for information purposes and should be treated with appropriate caution. It is not intended as tax advice and it does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser, holder or disposer of Shares. In particular, save where expressly stated to the contrary, this summary deals with shareholders who are resident and, in the case of individuals, domiciled in (and only in) the UK for UK tax purposes, who hold their Shares as investments (other than under an individual savings account) and who are the absolute beneficial owners of their Shares and any dividends paid on them.
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
Persons who are in any doubt as to their tax position should consult their professional advisers. Persons who may be liable to taxation in jurisdictions other than the UK in respect of their acquisition, holding or disposal of Shares are particularly advised to consult their professional advisers as to whether they are so liable.

Barclays Bank PLC 2024 Annual Report on Form 20-F	255
Additional unaudited information
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
For the tax year from 6 April 2024 to 5 April 2025 (inclusive), a nil rate of UK income tax applies to the first £500 of Total Dividend Income received by an individual shareholder in that tax year (the "Nil Rate Amount"). For the 2023-2024 tax year, the Nil Rate Amount was £1,000.
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
(iv)Inheritance tax
An individual may be liable to inheritance tax on the transfer of Shares. Where an individual is so liable, inheritance tax may be charged on the amount by which the value of his or her estate is reduced as a result of any transfer by way of gift or other gratuitous transaction made by them or treated as made by them.

Barclays Bank PLC 2024 Annual Report on Form 20-F	256
Additional unaudited information
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
This discussion is based on the Internal Revenue Code of 1986, as amended (the "IRC"), its legislative history, existing and proposed regulations, published rulings and court decisions, and on the Double Taxation Convention between the UK and the US as entered into force in March 2003 (the "Treaty"), and, in respect of UK tax, the Estate and Gift Tax Convention between the UK and the US as entered into force on 11 November 1979 (the "Estate and Gift Tax Convention"), the current UK tax law and the practice of HMRC, all of which are subject to change (including as a result of the Budget), possibly on a retroactive basis. This discussion is based in part upon the representations of the
ADR Depositary and the assumption that each obligation of the Deposit Agreement and any related agreement will be performed in accordance with its terms.
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
Dividends paid by Barclays Bank PLC to an individual with respect to the Shares will generally be subject to taxation at a preferential rate if the dividends are "qualified dividend income". Subject to certain exceptions for short-term positions, dividends paid on the Shares will be treated as qualified dividend income if (i) the Shares are readily tradable on an established securities market in the United States or Barclays
Bank PLC is eligible for the benefits of a comprehensive tax treaty with the United States that the US Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program, and (ii) Barclays Bank PLC was not a PFIC (as defined below) in the year of the distribution or the immediately preceding taxable year. The US Treasury has determined that the Treaty meets the requirements for reduced rates of taxation, and Barclays Bank PLC believes that it is eligible for the benefits of the Treaty. Based on its audited financial statements and relevant market and shareholder data, Barclays Bank PLC believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2023 or 2024 taxable years. In addition, based on its audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Barclays Bank PLC does not anticipate becoming a PFIC for its current taxable year or in the foreseeable future.
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
UK tax, but will realise gain or loss for US federal income tax purposes in an amount equal to the difference between the US Dollar value of the amount realised on the disposition and the US Holder’s adjusted tax basis in the Shares, as determined in US Dollars. Such gain or loss will be capital gain or loss, and will generally be long‑term capital gain or loss if the Shares have been held for more than one year.

Barclays Bank PLC 2024 Annual Report on Form 20-F	257
Additional unaudited information
Long‑term capital gain of a noncorporate US Holder is generally taxed at preferential rates. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.
Taxation of passive foreign investment companies (PFICs)
Based on its audited financial statements and relevant market and shareholder data, Barclays Bank PLC believes that it was not treated as a
PFIC for US federal income tax purposes with respect to its 2023 or 2024 taxable years.  In addition, based on its audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Barclays Bank PLC does not anticipate becoming a PFIC for its current taxable year or in the foreseeable future. This conclusion is a factual determination that is made annually and thus may be subject to change. In general, Barclays Bank PLC will be a PFIC with respect to a US Holder if, for any taxable year in which a US Holder holds the Shares, either (i) at least 75% of the gross income of
Barclays Bank PLC for the taxable year is passive income, or (ii) at least 50% of the value, generally determined on the basis of a quarterly average, of Barclays Bank PLC’s assets is attributable to assets that produce or are held for the production of passive income (including cash). With certain exceptions, a US Holder’s Shares will be treated as stock of a PFIC if Barclays Bank PLC was a PFIC at any time during such holder’s holding period in its Shares.
If Barclays Bank PLC were to be treated as a PFIC with respect to a US Holder, unless such US Holder elected to be taxed annually on a mark-
to-market basis with respect to its Shares, gain and certain "excess distributions" would be treated as having been realised ratably over a US
Holder’s holding period for the Shares and generally would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.
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
under FATCA on payments made with respect to the shares or ADSs. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the shares or ADSs in the future. Holders should consult their own tax advisers regarding the potential impact of FATCA.

Barclays Bank PLC 2024 Annual Report on Form 20-F	258
Additional unaudited information
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
Exchange controls and other limitations affecting security holders
Other than certain economic sanctions which may be in force from time to time, there are currently no UK laws, decrees or regulations which would affect the transfer of capital or remittance of dividends, interest and other payments to holders of Barclays securities who are not residents of the UK. There are also no restrictions under the Articles of Association of Barclays Bank PLC, or (subject to the effect of any such economic sanctions) under current UK laws, which relate only to non-residents of the UK, and which limit the right of such non-
residents to hold Barclays securities or, when entitled to vote, to do so.
Documents on display
It is possible to read and copy documents that have been filed by Barclays Bank PLC with the US Securities and Exchange Commission via commercial document retrieval services, and from the website maintained by the US Securities and Exchange Commission at www.sec.gov.
Disclosure controls and procedures
The Chief Executive, C.S. Venkatakrishnan, and the Chief Financial Officer, Aunoy Banerjee, conducted with Barclays Bank Group
Management an evaluation of the effectiveness of the design and operation of the Barclays Bank Group’s disclosure controls and procedures of Barclays Bank PLC as at 31 December 2024, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
Section 13(r) to the US Securities Exchange Act of 1934 (Iran sanctions and related disclosure)
Section 13(r) of the U.S. Securities Exchange Act of 1934 as amended (the “Exchange Act”) requires each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The requirement includes disclosure of activities not prohibited by U.S. or other law, even if conducted outside the U.S. by non-U.S. companies or affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act, we note the following in relation to activity that occurred in 2024, the reporting period covered by this annual report. For completeness, we also include activity that we became aware of in 2024, even if such activity occurred prior to the reporting period. Except as noted below, Barclays intends to continue the activities described. Barclays does not allocate profits at the level of these activities, which in any event would not be significant, and we therefore report only gross revenue where measurable. Barclays attributed revenue of approximately GBP 16,780 in relation to the activities disclosed below.
Legacy Guarantees
Between 1992 and 2006, Barclays entered into several guarantees for the benefit of Iranian banks in connection with the supply of goods and services by Barclays customers to Iranian buyers (the “Iranian guarantees”). These were counter guarantees issued to Iranian banks to support guarantees issued by these banks to the Iranian buyers. The Iranian banks and a number of the Iranian buyers were either subsequently designated as Specially Designated Nationals and Blocked Persons (“SDNs”) by the U.S. Department of the Treasury’s Office of
Foreign Assets Control (“OFAC”) or are owned by the Government of Iran. In addition, between 1993 and 2005, Barclays entered into similar guarantees for the benefit of a Syrian bank that was subsequently designated pursuant to the Weapons of Mass Destruction
Proliferators Sanctions Regulations (“WMDPSR”) in August 2011 (the “WMDPSR guarantees”).
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
Barclays is not able to exit its obligations under the above guarantees unilaterally, and thus it maintains a limited legacy portfolio of these guarantees, which complied with applicable laws and regulations at the time they were entered into. Barclays intends to terminate the guarantees where an agreement can be reached with the counterparty, in accordance with applicable laws and regulations. Barclays attributed no revenue in 2024 in relation to the Iranian guarantees and revenue of approximately GBP 15,330 in 2024 in relation to the
WMDPSR guarantees.
Lease Payments
Barclays is party to a long-term lease, entered in 1979, with the National Iranian Oil Company (“NIOC”), pursuant to which Barclays rents part of NIOC House in London. The lease is for 60 years, contains no early termination clause, and has 15 years remaining. Barclays makes lease payments in GBP to the bank account of a solicitor that represents an entity owned by the Government of Iran. The payments are made in accordance with applicable laws and regulations. Barclays attributed no revenue in 2024 in relation to this activity
Local Clearing Systems
Banks based in the United Arab Emirates (“UAE”), including certain Iranian banks designated pursuant to the Global Terrorism Sanctions
Regulations (“GTSR”) and/or Government of Iran-owned banks, participate in the various banking payment and settlement systems used in the UAE (the “UAE Clearing Systems”). Barclays, by virtue of its banking activities in the UAE, participates in the UAE Clearing Systems, in accordance with applicable laws and regulations. To mitigate the risk of engaging in transactions in which participant Iranian SDN and/or

Barclays Bank PLC 2024 Annual Report on Form 20-F	259
Additional unaudited information
Government of Iran-owned banks may be involved, Barclays has implemented restrictions relating to its involvement in the UAE Clearing
Systems. Barclays attributed no revenue in 2024 in relation to this activity.
Other Activity
Barclays maintains a customer relationship with a UK-incorporated medical manufacturing company. In 2024, Barclays processed a payment, for the benefit of our customer, relating to the export of medical devices to privately owned entities in Türkiye. The end users of these medical devices include hospitals, medical universities, or clinics that may be owned or controlled by, or affiliated with, the
Government of Iran. The payments were made in accordance with applicable laws and regulations, and all payments were received from the privately owned entities in Türkiye, or their affiliates; no payments were received directly from any SDN or entity owned or controlled by, or affiliated with, the Government of Iran. Although OFAC has issued general licenses relating to the sale of medical devices to Iran, including the Government of Iran, these licenses do not apply to sales of non-U.S. origin items by non-U.S. persons. Barclays attributed revenue of approximately GBP 5 in 2024 in relation to this activity.
In 2024, Barclays processed payments to the embassy of the Government of Iran in the UK in relation to persons paying fees for renewing or replacing passports, visa applications, and other administrative matters. The payments were processed in accordance with applicable laws and regulations. Barclays attributed no revenue in 2024 in relation to this activity.
Barclays holds accounts for several UK-resident individuals employed by a UK-based SDN entity that is ultimately owned by the Government of Iran. Payments are received in GBP from a UK-based payment services company and are credited to the customers’ accounts with
Barclays. The payments are processed in accordance with applicable laws and regulations. No payments are received directly from any entity owned by the Government of Iran or any SDN. Barclays attributed no revenue in 2024 in relation to this activity.
In 2024, on behalf of certain customers in the UK, Barclays processed indirect payments from various UK-based offices of Iranian SDNs,
Government of Iran-owned entities, and SDNs designated pursuant to the GTSR (the “entities”). The payments were for general business expenses, including rent, salary payments, tax payments, office maintenance, utility payments, and business travel expenses. A UK accounting firm remitted the payments on behalf of the entities, and all the payments were processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 70 in 2024 in relation to this activity.
In 2023, Barclays exited three customers in the UK. Barclays held the funds from the accounts of these customers in internal accounts whilst awaiting disposal instructions. However, in 2024, before the former customers provided disposal instructions, two of the former customers were designated as SDNs pursuant to the GTSR. The third former customer was controlled by one of the SDNs. Barclays froze these funds in internal accounts in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 5 in relation to this activity.
In 2024, a Barclays customer who held two credit facilities in Germany was designated as an SDN pursuant to the WMDPSR. Barclays blocked the credit facilities, exited the relationship, and wrote off the outstanding debt. Barclays attributed no revenue in 2024 in relation to this activity.
In 2024, a cardholder of a corporate credit card issued by Barclays to a customer in the UK was designated as an SDN pursuant to the GTSR.
Barclays blocked the credit card and exited the customer relationship. Several transactions were processed after the cardholder was designated, but before Barclays had identified the match. Barclays attributed revenue of approximately GBP 30 in 2024 in relation to this activity.
In 2024, Barclays identified that a customer in the UK had been designated as an SDN pursuant to the WMDPSR in 2021. The customer had an account that was closed in July 2021 and a corporate credit card that was closed in July 2022. A number of payments were made using the credit card, and one payment was made on the account, after the customer was designated, but before Barclays had identified the match. Barclays attributed revenue of approximately GBP 1,340 in 2021 and 2022 in relation to this activity.
Frozen Accounts
Barclays, and several Barclays customers, continue to hold funds belonging to various SDNs and Government of Iran-owned entities in internal blocked and sundry accounts, some of which are interest bearing. These accounts are held in accordance with applicable laws and regulations. Barclays attributed no revenue in 2024 in relation to this activity.
Insider trading policies
The Barclays Group has adopted insider trading policies and procedures governing the purchase, sale, and other dealings in securities issued by members of the Barclays Group by directors, senior management and certain employees that are designed to promote compliance with applicable insider trading laws, rules and regulations. These policies and procedures are included in the Barclays Group Securities Dealing
Code, which is filed as Exhibit 11.2 to this annual report on Form 20-F.
The Barclays Group monitors inside information as defined under the Market Abuse Regulation 2014/596 (as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended) (“MAR”) as part of its compliance with MAR and as part of its disclosure controls and procedures, and imposes restrictions on trading in its own securities for its own account when it has undisclosed inside information. The Barclays Group also generally refrains from trading in its own securities for its own account during its regular closed periods.
Consolidated income statement commentary
The Barclays Bank Group’s profit before tax increased 12% to £4,747m primarily driven by the performance across the Investment Bank. In
USCB, profitability improved from a lower impairment charge and income growth from higher balances. UKCB and PBWM incurred lower profits from lower liquidity pool income and higher investment spend, to support business growth ambitions. Head office profitability was impacted by the loss on sale of the performing Italian mortgage portfolio in Q224 (£220m), the loss on disposal from the German consumer finance business and Litigation and Conduct charges relating to historical motor finance commission arrangements in Q424.

Barclays Bank PLC 2024 Annual Report on Form 20-F	260
Additional unaudited information
Income statement commentary
The Barclays Bank Group has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average GBP against USD adversely impacted income and profits, and positively impacted total operating expenses.
Refer to Note 2 Segmental Reporting for the Barclays Bank Group results by reporting segments.
2024 compared to 2023
•Total income increased 4% to £19,037m  (FY23: £18,268m)
–IB income increased 7%  to £12,192m (FY23: £11,422m)
•Global Markets income increased 4% to £7,773m driven by Equities income, partially offset by lower income in Fixed Income,
Currencies and Commodities (FICC). Equities income increased from elevated client activity in Derivatives and Cash products, and growth in Prime financing balances, additionally supported by a £125m fair value gain on Visa B shares in Q124. FICC income decreased reflecting lower client activity in Macro and the non-repeat of the inflation benefit from prior year, partially offset by strong performance in Securitised products
•Banking fees and underwriting income increased 26% to £2,581m, reflecting an increase in the fee pool and an increased market share1
•International Corporate Bank income decreased 4% to £1,838m driven by lower liquidity pool income, as higher income from growth in deposit balances was offset by margin compression in deposit products including the impact of customers migrating to higher interest returning products. Corporate lending income was broadly stable
–UKCB income was broadly stable at £1,856m (FY23: £1,861m) as increased deposit income from higher average deposit balances was largely offset by lower liquidity pool income
–USCB income increased 2% to £3,351m (FY23: £3,281m). Net interest income (NII) increased reflecting underlying growth in cards balances. Net fee, commission and other income remained stable driven by higher purchases and account growth2
–PBWM income increased 9% to £1,341m (FY23: £1,235m), driven by client assets and liabilities balances growth and the transfer of
WM&I from Barclays UK3. Net interest income was broadly flat, as the impact from higher deposits balances was offset by lower liquidity pool income. Net fee, commission and other income increased due to higher investment balances and transactional activity
–Head Office income decreased 37% to £297m (FY23: £469m income), mainly driven by the £220m loss on sale of the performing
Italian retail mortgage portfolio and the impact of the disposal of the German consumer finance business
•Total operating expenses increased 2% to £12,673m (FY23: £12,463m), mainly driven by UK regulatory levies and litigation and conduct costs, including a provision relating to historical motor finance commission arrangements in Head Office. Operating expenses excluding UK regulatory levies and litigation and conduct costs remained broadly flat as the impact of inflation, higher performance costs, and the transfer of WM&I, was offset by efficiency savings and the non-repeat of prior year structural cost actions in Head office
•Credit impairment charges were £1,617m (FY23: £1,578m), informed by the anticipated higher delinquencies in US cards, partially offset by the impact of credit risk management actions and methodology enhancements. US cards 30 and 90 day arrears were 3.0%4
(Q423: 2.9%) and 1.6%4 (Q423: 1.5%) respectively. The USCB total coverage ratio increased to 11.4% (December 2023: 10.1%), primarily driven by the reclassification of co-branded card portfolio to assets held for sale, excluding which the coverage was 9.8%
•The effective tax rate (ETR) was 21% (FY23: 15.7%). The 2024 ETR includes tax relief on payments made under Additional Tier 1 (AT1)
instruments and on holdings of inflation-linked government bonds
Notes
1    Data source: Dealogic for the period covering 1 January 2024 to 31 December 2024.
2    Includes Barclays accounts and those serviced for third parties.
3    WM&I was transferred in May 2023.
4  Including assets held for sale.

Barclays Bank PLC 2024 Annual Report on Form 20-F	261
Additional unaudited information
Income statement commentary
2023 compared to 2022
•Total income was broadly flat at £18,268m (FY22: £18,194m)
–IB income decreased 7% to £11,422m (FY22: £12,220m) and decreased 4% excluding a £292m impact from prior year hedging arrangements related to the Over-issuance of Securities1. Global Markets income decreased due to lower volatility and client activity. Banking fees and underwriting income decreased due to the reduced fee pool across the industry2. This was partially offset by higher International Corporate Bank income reflecting improved deposit margin in the higher rate environment, lower costs of hedging and lower fair value losses on leverage finance lending net of mark to market gains on related hedge
–UKCB income increased 8% to £1,861m (FY22: £1,718m) with NII increased from improved margins. Net fee, commission, trading and other income increased as a result of higher interest rate environment
–PBWM income increased 20% to £1,235m (FY22: £1,033m) due to the transfer of WM&I from Barclays UK, client balance growth and improved deposit margins in the higher rate environment
–USCB income increased 23% to £3,281m (FY22: £2,659m) reflecting higher cards balances and improved margins, including the Gap Inc. portfolio acquisition in Q222
–Head Office income decreased 17% to £469m (FY22: £564m) which primarily reflected hedge accounting losses
•Total operating expenses broadly flat at £12,463m (FY22: £12,398m). Operating expenses, excluding UK regulatory levies of
£149m and litigation and conduct costs of £44m, increased 13% reflecting higher investment spend to support growth, the impact of inflation, structural cost actions and the transfer of the WM&I business from Barclays UK, partially offset by efficiency savings
•Credit impairment charges increased to £1,578m (FY22: £933m), driven by higher delinquencies in US cards, which was anticipated and led to higher coverage ratios
Notes
1 2022 included £292m of income gain related to hedging arrangements to manage the risks of the rescission offer in relation to the Over-issuance of
Securities, impacting Equities within Global Markets and Investment Bank.
2 Data source: Dealogic for the period covering 1 January to 31 December 2023.

Barclays Bank PLC 2024 Annual Report on Form 20-F	262
Additional unaudited information
Balance sheet commentary
Consolidated balance sheet commentary
2024 compared to 2023
Total assets
Total assets increased by £33.4bn to £1,218.5bn.
Cash and balances at central banks decreased £9.3bn to £180.4bn primarily driven by a change in the composition of the liquidity pool from cash and deposits at central banks to debt securities.
Loans and advances at amortised cost to banks and customers decreased £1.4bn to £144.8bn driven by the £6.0bn reclassification of balances to assets held for sale, partially offset by higher lending in Global Markets.
Trading portfolio assets decreased £8.3bn to £166.2bn and Financial assets at fair value through the income statement decreased £12.4bn to £191.8bn as increases in client activity and underlying growth in financing balances were more than offset by balance sheet efficiencies and increased netting opportunities.
Derivative financial instrument assets increased £36.2bn to £292.4bn. In addition to increased client activity, increased mark-to-market on
FX derivatives was driven by USD appreciation in Q4’24, partially offset by a reduction in interest rate derivatives due to an increase in the
USD and GBP forward rate curves.
Cash collateral and settlement balances increased £10.3bn to £114.0bn.
Total liabilities
Total liabilities increased £34.6bn to £1,159.3bn.
Deposits at amortised cost to banks and customers increased £17.6bn to £319.4bn driven by deposit growth in International Corporate
Bank and Private Bank and Wealth Management.
Debt securities in issue decreased £9.9bn to £35.8bn driven by maturities.
Subordinated liabilities increased £6.0bn to £41.9bn driven by redemptions.
Trading portfolio liabilities decreased £1.6bn to £56.2bn and Financial liabilities designated at fair value decreased £18.8bn to £279.8bn driven by driven by balance sheet efficiencies and increased netting opportunities
Derivative financial instruments increased £29.5bn to £279.3bn.  In addition to increased client activity, increased mark-to-market on FX derivatives was driven by USD appreciation in Q4’24, partially offset by a reduction in interest rate derivatives due to an increase in the USD and GBP forward rate curves.
Cash collateral and settlement balances increased £11.6bn to £104.6bn.
Total shareholders’ equity
Total shareholders’ equity decreased £1.3bn to £59.2bn.
Other equity instruments decreased £1.2bn to £9.6bn, due to two redemptions (£0.6bn and $2bn) partially offset by issuance of two AT1 instruments ( £0.6bn and SGD 0.6bn).  AT1 securities are perpetual subordinated contingent convertible securities structured to qualify as
AT1 instruments under prevailing capital rules applicable as at the relevant issue date.
Other reserves decreased by £0.9bn to £1.3bn, due to an increase in the cumulative loss in the own credit reserve of £0.8bn to a £1.1bn loss which principally reflects the tightening of credit spreads and an increase in the cumulative loss in fair value through other comprehensive income reserve of £0.5bn to a £1.7bn loss, driven by a decrease in EUR asset swap spreads. This was partially offset by a gain in the cash flow hedging reserve of £0.5bn to a £2.5bn accumulated loss driven by accumulated losses transferred to the income statement and a loss from fair value movements on interest rate swaps as major interest rate forward curves increased.
Retained earnings increased £0.8bn to £48.6bn, mainly due to profits of £3.0bn, offset by dividends of £1.8bn, remeasurement of Pension assets and liabilities of £0.3bn and issue and redemption of other equity instruments of £0.1bn.

Barclays Bank PLC 2024 Annual Report on Form 20-F	263
Additional unaudited information
Additional financial disclosure
Deposits
Average deposits at amortised cost, average interest rate paid - split by type and UK vs Non-UK
The following tables present average deposits at amortised cost and their associated interest expense by deposit type split into UK & Non-
UK, and is based on the location of the customer.

Barclays Bank Group	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2024	£m	£m	%
UK
Non- interest bearing current and demand account	24,753	—	—
Interest bearing current and demand account	63,925	1,123	1.8
Savings and time deposits[1]	69,626	3,147	4.5
Total UK	158,304	4,270	2.7

Non-UK
Non- interest bearing current and demand account	9,559	—	—
Interest bearing current and demand account	32,875	913	2.8
Savings and time deposits[1,2]	122,800	5,330	4.3
Total Non-UK	165,234	6,243	3.8
Total Deposits at amortised cost	323,538	10,513	3.2

Barclays Bank Group	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2023	£m	£m	%
UK
Non- interest bearing current and demand account	34,895	—	—
Interest bearing current and demand account	39,428	437	1.1
Savings and time deposits[1]	82,358	3,447	4.2
Total UK	156,681	3,884	2.5

Non-UK
Non- interest bearing current and demand account	15,605	—	—
Interest bearing current and demand account	14,893	85	0.6
Savings and time deposits[1]	120,345	4,772	4.0
Total Non-UK	150,843	4,857	3.2
Total Deposits at amortised cost	307,524	8,741	2.8

Barclays Bank Group	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2022	£m	£m	%
UK
Non- interest bearing current account	45,336	—	—
Interest bearing current account	38,015	219	0.6
Savings and time deposits[1]	78,460	1,069	1.4
Total UK	161,811	1,288	0.8

Non-UK
Non- interest bearing current account	18,465	—	—
Interest bearing current account	16,137	167	1.0
Savings and time deposits[1]	103,677	1,649	1.6
Total Non-UK	138,279	1,816	1.3
Total Deposits at amortised cost	300,090	3,104	1.0
Notes
1  For information on term deposits please refer to the Barclays Bank Annual Report contractual maturity of financial assets and liabilities note.
2. Average deposits includes held for sale balances generating interest expense.
As at 31st December 2024, deposits at amortised cost in offices in the United Kingdom received from non-residents amounted to £42,280m
(2023: £48,515m).

Barclays Bank PLC 2024 Annual Report on Form 20-F	264
Additional unaudited information
Additional financial disclosure
Uninsured other time deposits
Uninsured deposits are presented on an approximate basis based on Barclays Bank Group’s deposits less those eligible for the deposit insurance schemes. The maturity for uninsured deposits is based on the residual maturity.

Barclays Bank Group	2024	2023
	£m	£m
3 months or less	82,001	121,529
3 to 6 months	25,521	20,075
6 to 12 months	12,019	19,113
12 months and over	4,171	3,772
Total	123,712	164,489
As at 31 December 2024, £433m (2023: £1,134m) of U.S. time deposits were in excess of the Federal Deposit Insurance Corporation insurance limit.
Of the total deposits at amortised cost, there are uninsured deposits of £248,543m (2023: £237,837m) which are not insured through the
UK Financial Services Compensation Scheme (FSCS) or other similar deposits schemes.

Barclays Bank PLC 2024 Annual Report on Form 20-F	265
Additional unaudited information
Additional financial disclosure
Contractual obligations
Contractual obligations include debt securities and purchase obligations.

Contractual obligations
	Payments due by period

	Less than one year	Between one to three years	Between three to five years	After five years	Total
Barclays Bank Group	£m	£m	£m	£m	£m
As at 31 December 2024
Long-term debt[1]	28,768	12,700	9,594	43,636	94,698
Purchase obligations	204	178	88	25	495
Total	28,972	12,878	9,682	43,661	95,193

As at 31 December 2023
Long-term debt[1]	37,898	14,482	9,334	33,077	94,791
Purchase obligations	34	17	10	10	71
Total	37,932	14,499	9,344	33,087	94,862
Note
          1. Long-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.
Net cash flows from derivatives used to hedge long-term debt amount to £(2.0)bn (2023: £(1.5)bn).
Further information on the contractual maturity of the Barclays Bank Group’s assets, liabilities, contingent liabilities and commitments is given in the Liquidity risk section.

Contractual obligations
	Payments due by period

	Less than one year	Between one to three years	Between three to five years	After five years	Total
Barclays Bank PLC	£m	£m	£m	£m	£m
As at 31 December 2024
Long-term debt[1]	9,321	11,746	8,720	38,779	68,566
Purchase obligations	30	19	—	—	49
Total	9,351	11,765	8,720	38,779	68,615

As at 31 December 2023
Long-term debt[1]	21,182	12,271	9,158	28,679	71,290
Purchase obligations	6	6	—	—	12
Total	21,188	12,277	9,158	28,679	71,302
Note
1  Long-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.
Net cash flows from derivatives used to hedge long-term debt amount to £(2.1)bn (2023: £(1.7)bn).
Further information on the contractual maturity of the Barclays Bank PLC’s assets, liabilities, contingent liabilities and commitments is given in the Liquidity risk section.

Barclays Bank PLC 2024 Annual Report on Form 20-F	266
Additional unaudited information
Additional financial disclosure
Securities
Investment securities include debt securities reported at amortised cost and financial assets at fair value through other comprehensive income.
Investment in debt securities principally include government securities held as part of the liquidity risk management within the Treasury and
Capital Risk framework. In addition, the Group holds as investments in corporate securities.

Maturities and yield of investment debt securities

Barclays Bank Group	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
As at 31 December 2024	£m	%	£m	%	£m	%	£m	%	£m	%
Debt securities at amortised cost	3,489	2.6%	27,314	3.8%	4,603	3.5%	14,821	4.0%	50,227	3.8%
Financial assets at fair value through other comprehensive income	2,691	3.7%	16,108	2.9%	20,318	3.1%	8,610	2.7%	47,727	3.0%
Total book value	6,180		43,422		24,921		23,431		97,954
The above table is only for debt securities held at the reporting date and does not include associated hedges.

Barclays Bank PLC 2024 Annual Report on Form 20-F	267
Additional unaudited information
Additional financial disclosure
Average balance sheet
Average balances are based upon monthly averages. UK and Non-UK is based on the location of the office where the transactions are recorded

Assets		2024
Barclays Bank Group		Average balance	Net interest[1]	Rate
		£m	£m	%
Cash and balances at central banks	UK	80,989	3,668	4.5
Cash and balances at central banks	Non-UK	120,834	5,899	4.9
Cash and balances at central banks	Total	201,823	9,567	4.7
Loans and advances at amortised cost	UK	67,749	2,892	4.3
Loans and advances at amortised cost	Non-UK	86,212	6,616	7.7
Loans and advances at amortised cost[2,5]	Total	153,961	9,508	6.2
Debt securities at amortised cost	UK	34,959	1,302	3.7
Debt securities at amortised cost	Non-UK	9,968	435	4.4
Debt securities at amortised cost	Total	44,927	1,737	3.9
Cash collateral	UK	47,807	1,403	2.9
Cash collateral	Non-UK	25,299	623	2.5
Cash collateral	Total	73,106	2,026	2.8
Reverse repurchase agreements	UK	1,655	47	2.8
Reverse repurchase agreements	Non-UK	772	28	3.6
Reverse repurchase agreements	Total	2,427	75	3.1
Fair value through other comprehensive income	UK	48,866	2,072	4.2
Fair value through other comprehensive income	Non-UK	4,817	263	5.5
Fair value through other comprehensive income	Total	53,683	2,335	4.3
Other[3]		—	532	—
Total interest earning assets with interest recognise in interest income		529,927	25,780	4.9
Less: interest and similar expense			(19,035)
Net interest income			6,745
Other assets[4]		776,617
Total		1,306,544
Percentage of total average interest earning assets with interest recognise in interest income for offices outside the UK		47%
Notes:
1  Negative interest paid on assets is immaterial for 2024 (2023: £53m, 2022: £416m) which is presented within net interest.
2Loans and advances at amortised cost include all doubtful lending. Interest receivable on such lending has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Bank Group.
3 Other principally includes interest expense relating to hedging activity and interest income on pensions.
4 The interest on Trading portfolio assets, Derivative financial instruments  and Financial assets at fair value through the income statement are recognise principally in net trading income and the average balances for these assets are included in Other assets.
5 Average loans and advances include held for sale balances generating interest income.

Barclays Bank PLC 2024 Annual Report on Form 20-F	268
Additional unaudited information
Additional financial disclosure

Assets		2023
Barclays Bank Group		Average balance	Net interest[1]	Rate
		£m	£m	%
Cash and balances at central banks	UK	78,548	3,101	3.9
Cash and balances at central banks	Non-UK	133,302	5,279	4.0
Cash and balances at central banks	Total	211,850	8,380	4.0
Loans and advances at amortised cost	UK	68,109	2,622	3.8
Loans and advances at amortised cost	Non-UK	87,236	5,232	6.0
Loans and advances at amortised cost[2]	Total	155,345	7,854	5.1
Debt securities at amortised cost	UK	29,043	1,597	5.5
Debt securities at amortised cost	Non-UK	4,808	222	4.6
Debt securities at amortised cost	Total	33,851	1,819	5.4
Cash collateral	UK	51,205	1,295	2.5
Cash collateral	Non-UK	25,880	692	2.7
Cash collateral	Total	77,085	1,987	2.6
Reverse repurchase agreements	UK	700	22	3.1
Reverse repurchase agreements	Non-UK	1,247	55	4.4
Reverse repurchase agreements	Total	1,947	77	4.0
Fair value through other comprehensive income	UK	45,340	3,646	8.0
Fair value through other comprehensive income	Non-UK	3,458	162	4.7
Fair value through other comprehensive income	Total	48,798	3,808	7.8
Other[3]			283
Total interest earning assets with interest recognise in interest income		528,876	24,208	4.6
Less: interest and similar expense			(17,555)
Net interest income			6,653
Other assets[4]		765,497
Total		1,294,373
Percentage of total average interest earning assets with interest recognise in interest income for offices outside the UK		48%
Notes
1  Negative interest paid on assets is immaterial for 2024 (2023: £53m, 2022: £416m) which is presented within  net interest.
2Loans and advances at amortised cost include all doubtful lending. Interest receivable on such lending has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Bank Group.
3 Other principally includes interest expense relating to hedging activity and interest income on pensions.
4 The interest on Trading portfolio assets, Derivative financial instruments  and Financial assets at fair value through the income statement are recognise principally in net trading income and the average balances for these assets are included in Other assets.

Barclays Bank PLC 2024 Annual Report on Form 20-F	269
Additional unaudited information
Additional financial disclosure

Assets		2022
Barclays Bank Group		Average balance	Net interest[1]	Rate
		£m	£m
Cash and balances at central banks	UK	67,386	850	1.3
Cash and balances at central banks	Non-UK	137,155	1,057	0.8
Cash and balances at central banks	Total	204,541	1,907	0.9
Loans and advances at amortised cost	UK	69,013	2,128	3.1
Loans and advances at amortised cost	Non-UK	81,015	4,291	5.3
Loans and advances at amortised cost[2]	Total	150,028	6,419	4.3
Debt securities at amortised cost	UK	23,953	931	3.9
Debt securities at amortised cost	Non-UK	3,258	104	3.2
Debt securities at amortised cost	Total	27,211	1,035	3.8
Cash collateral	UK	57,514	365	0.6
Cash collateral	Non-UK	23,592	24	0.1
Cash collateral	Total	81,106	389	0.5
Reverse repurchase agreements	UK	607	17	2.8
Reverse repurchase agreements	Non-UK	2,383	10	0.4
Reverse repurchase agreements	Total	2,990	27	0.9
Fair value through other comprehensive income	UK	41,150	1,392	3.4
Fair value through other comprehensive income	Non-UK	4,447	101	2.3
Fair value through other comprehensive income	Total	45,597	1,493	3.3
Other[3]			93	—
Total interest earning assets with interest recognise in interest income		511,473	11,363	2.2
Less: interest and similar expense			(5,965)
Net interest income			5,398
Other assets[4]		782,759
Total		1,294,232
Percentage of total average interest earning assets with interest recognise in interest income for offices outside the UK		49%
Notes
1  Negative interest paid on assets is immaterial for 2024 (2023: £53m, 2022: £416m) which is presented within  net interest.
2Loans and advances at amortised cost include all doubtful lending. Interest receivable on such lending has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Bank Group.
3 Other principally includes interest expense relating to hedging activity and interest income on pensions.
4 The interest on Trading portfolio assets, Derivative financial instruments  and Financial assets at fair value through the income statement are recognise principally in net trading income and the average balances for these assets are included in Other assets.

Barclays Bank PLC 2024 Annual Report on Form 20-F	270
Additional unaudited information
Additional financial disclosure

Liabilities
		2024
Barclays Bank Group		Average balance	Net interest[1]	Rate
		£m	£m	%
Interest bearing deposits at amortised cost	UK	174,867	5,636	3.2
Interest bearing deposits at amortised cost	Non-UK	114,359	4,877	4.3
Interest bearing deposits at amortised cost	Total	289,226	10,513	3.6
Cash collateral	UK	45,229	1,419	3.1
Cash collateral	Non-UK	25,327	766	3.0
Cash collateral	Total	70,556	2,185	3.1
Debt securities in issue	UK	14,111	794	5.6
Debt securities in issue	Non-UK	30,457	2,053	6.7
Debt securities in issue	Total	44,568	2,847	6.4
Subordinated liabilities	UK	38,077	2,940	7.7
Subordinated liabilities	Non-UK	668	50	7.5
Subordinated liabilities	Total	38,745	2,990	7.7
Repurchase agreements	UK	30,279	295	1.0
Repurchase agreements	Non-UK	1,673	123	7.4
Repurchase agreements	Total	31,952	418	1.3
Other[2]		—	82	—
Total interest bearing liabilities with interest recognise in interest expense		475,047	19,035	4.0
Other liabilities and Shareholders' equity[3]		831,497
Total		1,306,544
Percentage of total average interest bearing liabilities with interest recognise in interest expense for offices outside the UK		36%
Notes
1 Negative interest paid on assets is immaterial for 2024 (2023: £53m, 2022: £416m) which is presented within  net interest.
2 Other principally includes interest expense relating to hedging activity and interest income on pensions.
3The interest on Trading portfolio liabilities, Derivative financial instruments  and Financial liabilities at fair value through the income statement are recognise principally in net trading income and the average balances for these liabilities are included in Other liabilities.

Barclays Bank PLC 2024 Annual Report on Form 20-F	271
Additional unaudited information
Additional financial disclosure

Liabilities		2023
Barclays Bank Group		Average balance	Net interest[1]	Rate
		£m	£m	%
Interest bearing deposits at amortised cost	UK	162,350	5,000	3.1
Interest bearing deposits at amortised cost	Non-UK	94,674	3,741	4.0
Interest bearing deposits at amortised cost	Total	257,024	8,741	3.4
Cash collateral	UK	44,383	1,406	3.2
Cash collateral	Non-UK	25,678	800	3.1
Cash collateral	Total	70,061	2,206	3.1
Debt securities in issue	UK	21,856	1,032	4.7
Debt securities in issue	Non-UK	36,272	1,952	5.4
Debt securities in issue	Total	58,128	2,984	5.1
Subordinated liabilities	UK	36,568	2,653	7.3
Subordinated liabilities	Non-UK	607	44	7.2
Subordinated liabilities	Total	37,175	2,697	7.3
Repurchase agreements	UK	19,371	586	3.0
Repurchase agreements	Non-UK	1,899	73	3.8
Repurchase agreements	Total	21,270	659	3.1
Other[2]			268
Total interest bearing liabilities with interest recognise in interest expense		443,658	17,555	4.0
Other liabilities and Shareholders' equity[3]		850,715
Total		1,294,373
Percentage of total average interest bearing liabilities with interest recognise in interest expense for offices outside the UK		36%
Notes
1 Negative interest paid on assets is immaterial for 2024 (2023: £53m, 2022: £416m) which is presented within  net interest.
2 Other principally includes interest expense relating to hedging activity and interest income on pensions.
3The interest on Trading portfolio liabilities, Derivative financial instruments  and Financial liabilities at fair value through the income statement are recognise principally in net trading income and the average balances for these liabilities are included in Other liabilities.

Barclays Bank PLC 2024 Annual Report on Form 20-F	272
Additional unaudited information
Additional financial disclosure

Liabilities		2022
Barclays Bank Group		Average balance	Net interest[1]	Rate
		£m	£m	%
Interest bearing deposits at amortised cost	UK	153,385	1,992	1.3
Interest bearing deposits at amortised cost	Non-UK	82,904	1,037	1.3
Interest bearing deposits at amortised cost	Total	236,289	3,029	1.3
Cash collateral	UK	50,430	302	0.6
Cash collateral	Non-UK	22,610	31	0.1
Cash collateral	Total	73,040	333	0.5
Debt securities in issue	UK	26,332	606	2.3
Debt securities in issue	Non-UK	37,234	800	2.1
Debt securities in issue	Total	63,566	1,406	2.2
Subordinated liabilities	UK	32,664	943	2.9
Subordinated liabilities	Non-UK	527	23	4.4
Subordinated liabilities	Total	33,191	966	2.9
Repurchase agreements	UK	10,036	41	0.4
Repurchase agreements	Non-UK	2,982	9	0.3
Repurchase agreements	Total	13,018	50	0.4
Other[2]			181	—
Total interest bearing liabilities with interest recognise in interest expense		419,104	5,965	1.4
Other liabilities and Shareholders' equity[3]		875,128
Total		1,294,232
Percentage of total average interest bearing liabilities with interest recognise in interest expense for offices outside the UK		35%
Notes
1 Negative interest paid on assets is immaterial for 2024 (2023: £53m, 2022: £416m) which is presented within  net interest.
2 Other principally includes interest expense relating to hedging activity and interest income on pensions.
3The interest on Trading portfolio liabilities, Derivative financial instruments  and Financial liabilities at fair value through the income statement are recognise principally in net trading income and the average balances for these liabilities are included in Other liabilities.

Barclays Bank PLC 2024 Annual Report on Form 20-F	273
Additional unaudited information
Additional financial disclosure
Changes in total interest – volume and rate analysis
The following tables allocate changes in interest between changes in volume and changes in interest rates for the last two years. Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. Where variances have arisen from changes in both volumes and interest rates, these have been allocated proportionately between the two.

Interest income
Barclays Bank Group		2024/2023 Change due to increase/(decrease) in:			2023/2022 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Cash and balances at central banks	UK	567	98	469	2,251	163	2,088
Cash and balances at central banks	Non-UK	620	(527)	1,147	4,222	(31)	4,253
Cash and balances at central banks	Total	1,187	(429)	1,616	6,473	132	6,341
Loans and advances at amortised cost	UK	270	(14)	284	494	(28)	522
Loans and advances at amortised cost	Non-UK	1,384	(62)	1,446	941	345	596
Loans and advances at amortised cost	Total	1,654	(76)	1,730	1,435	317	1,118
Debt securities at amortised cost	UK	(295)	284	(579)	666	226	440
Debt securities at amortised cost	Non-UK	213	226	(13)	118	60	58
Debt securities at amortised cost	Total	(82)	510	(592)	784	286	498
Cash collateral	UK	108	(90)	198	930	(44)	974
Cash collateral	Non-UK	(69)	(16)	(53)	668	2	666
Cash collateral	Total	39	(106)	145	1,598	(42)	1,640
Reverse repurchase agreements	UK	25	27	(2)	5	3	2
Reverse repurchase agreements	Non-UK	(27)	(18)	(9)	45	(7)	52
Reverse repurchase agreements	Total	(2)	9	(11)	50	(4)	54
Fair value through other comprehensive income	UK	(1,574)	265	(1,839)	2,254	155	2,099
Fair value through other comprehensive income	Non-UK	101	72	29	61	(26)	87
Fair value through other comprehensive income	Total	(1,473)	337	(1,810)	2,315	129	2,186
Other interest and similar income		248	—	248	190	—	190
Total interest receivable		1,571	245	1,326	12,845	818	12,027

Barclays Bank PLC 2024 Annual Report on Form 20-F	274
Additional unaudited information
Additional financial disclosure

Interest expense
Barclays Bank Group		2024/2023 Change due to increase/(decrease) in:			2023/2022 Change due to increase/(decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Interest bearing deposits at amortised cost	UK	635	396	239	3,008	123	2,885
Interest bearing deposits at amortised cost	Non-UK	1,136	823	313	2,704	167	2,537
Interest bearing deposits at amortised cost	Total	1,771	1,219	552	5,712	290	5,422
Cash collateral liabilities	UK	13	27	(14)	1,104	(40)	1,144
Cash collateral liabilities	Non-UK	(34)	(11)	(23)	769	5	764
Cash collateral liabilities	Total	(21)	16	(37)	1,873	(35)	1,908
Debt securities in issue	UK	(238)	(411)	173	426	(118)	544
Debt securities in issue	Non-UK	101	(344)	445	1,152	(22)	1,174
Debt securities in issue	Total	(137)	(755)	618	1,578	(140)	1,718
Subordinated liabilities	UK	287	112	175	1,710	126	1,584
Subordinated liabilities	Non-UK	6	4	2	21	3	18
Subordinated liabilities	Total	293	116	177	1,731	129	1,602
Repurchase agreements	UK	(291)	228	(519)	545	69	476
Repurchase agreements	Non-UK	50	(10)	60	64	(4)	68
Repurchase agreements	Total	(241)	218	(459)	609	65	544
Other interest expense		(186)	—	(186)	87	—	87
Total interest payable		1,479	814	665	11,590	309	11,281

Barclays Bank PLC 2024 Annual Report on Form 20-F	275
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
the exposure is monitored and, where appropriate, exposure reductions are effected.
Impairment
Loans and Advances at fair value are not subject to ECL under IFRS 9 and are excluded from the disclosure below.

Allocation of the Allowance for Credit Losses	Barclays Bank Group
Balance at end of period applicable to:	Amount		% of loans in each category to total loans
	2024	2023	2024	2023
As at 31 December	£m	£m
Loans and Advances at amortised cost to Banks	9	10	5.8%	6.0%
Loans and Advances at amortised cost to Customers	3,411	4,007	92.0%	93.5%
Financial Assets at Fair Value through Other Comprehensive Income	2	2	2.2%	0.5%
Loans and Advances[1]	3,422	4019	100%	100%

Net Charge offs during the period to average loans outstanding[2]
Barclays Bank Group	Amount
	2024	2023	2022
As at 31 December	£m	£m	£m

Loans and Advances at amortised cost to Banks
Net charge off	—	—	—
Average loans	8,819	9,978	10,225
Ratio %	—%	—%	—%
Loans and Advances at amortised cost to Customers
Net charge off	1,227	815	750
Average loans	145,142	145,367	139,710
Ratio %	0.8%	0.6%	0.5%
Financial Assets at Fair Value through Other Comprehensive Income
Net charge off	—	—	—
Average loans	1,784	346	221
Ratio	—%	—%	—%

Barclays Bank PLC 2024 Annual Report on Form 20-F	276
Additional unaudited information
Additional financial disclosure

Consolidated Basis	Barclays Bank Group
Allowance for Credit losses to total loans outstanding	Amount
	2024	2023
As at 31 December	£m	£m
Allowance for credit losses	3,422	4,019
Total loans outstanding	151,530	150,988
Ratio	2.3%	2.7%
Notes
1Total Loans outstanding excludes Debt Securities at amortised cost.
2Average loans and advances include held for sale balances.

Barclays Bank PLC 2024 Annual Report on Form 20-F	277
Additional unaudited information
Additional financial disclosure
Maturity analysis of Gross loans and advances
Traded Loans are included in the 'on demand' column at their fair value.  Liquidity risk on these items is not managed on the basis of contractual maturity since these items are not held for settlement according to such maturity and will frequently be settled before contractual maturity at fair value.

Maturity analysis of Gross loans and advances

Barclays Bank Group	Less than 1 year	One to Five Years	Five to fifteen years	Over fifteen years	Total
As at 31 December 2024	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	8,789	—	—	—	8,789
Loans and Advances at Amortised cost to Customers	43,306	69,551	20,785	5,817	139,459
Financial Assets at Fair Value Through Other Comprehensive Income	74	1,786	1,423	—	3,283
Loans and Advances at Fair Value through Profit and Loss	38,921	3,580	886	795	44,182
Traded loans	13,470	—	—	—	13,470
Total Gross loans and advances	104,560	74,917	23,094	6,612	209,183
	Less than 1 year	One to Five Years	Five to fifteen years	Over fifteen years	Total
As at 31 December 2023	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	9,034	—	—	—	9,034
Loans and Advances at Amortised cost to customers	41,942	69,771	22,239	7,232	141,184
Financial Assets at Fair Value Through Other Comprehensive Income	78	286	407	—	771
Loans and Advances at Fair Value through Profit and Loss	39,823	4,121	793	683	45,420
Traded loans	12,653	—	—	—	12,653
Total Gross loans and advances	103,530	74,178	23,439	7,915	209,062

Interest rate sensitivity of gross loans and advances. Maturity > 1 year
		2024			2023
Barclays Bank Group	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
As at 31 December	£m	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	—	—	—	—	—	—
Loans and Advances at Amortised cost to customers	10,774	85,379	96,153	13,077	86,165	99,242
Financial Assets at Fair Value Through Other Comprehensive Income		3,209	3,209	—	693	693
Loans and Advances at Fair Value through Profit and Loss	1,751	3,510	5,261	1,178	4,419	5,597
Gross loans and advances	12,525	92,098	104,623	14,255	91,277	105,532

Notional principal amounts of credit derivatives	Barclays Bank Group
	2024	2023
As at 31 December	£m	£m
Credit derivatives held or issued for trading purposes[1]	1,537,115	1,448,350
Note
1Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

Barclays Bank PLC 2024 Annual Report on Form 20-F	278
Additional unaudited information
Performance review
Performance Review
Overview
Barclays Bank PLC (BBPLC or the Company) is a wholly-owned subsidiary of Barclays PLC. The consolidation of Barclays Bank PLC and its subsidiaries is referred to as the Barclays Bank Group. The term Barclays refers to either Barclays PLC (BPLC) or, depending on the context, the Barclays Group. The term Barclays Group refers to BPLC together with its subsidiaries.
Barclays Bank PLC is the non ring-fenced bank within the Barclays Group. The Barclays Bank Group contains the Barclays UK Corporate
Bank (UKCB), Barclays Private Bank and Wealth Management (PBWM), Barclays Investment Bank (IB) and Barclays US Consumer Bank
(USCB) businesses. Barclays Bank PLC offers customers and clients a range of products and services spanning consumer and wholesale banking and is supported by the Barclays Group-wide service company, Barclays Execution Services Limited (BX), which provides technology, operations and functional services to businesses across the Barclays Group.
Barclays Bank PLC is focused on delivering for customers and clients around the world. Our diversified business portfolio provides balance, resilience and exciting opportunities. Barclays Bank PLC has strong global market positions and continues to invest in people and technology with the aim of delivering sustainable returns.
Our structure
The 2023 Barclays Bank Group results comprised the reporting segments Corporate and Investment Bank (CIB), Consumer, Cards and
Payments (CC&P) and Head Office. In February 2024, Barclays set out an updated business structure. Through our four divisions, UKCB,
PBWM, IB and USCB in addition to Head Office, we are organised and operate in a simpler way, delivering greater accountability and transparency, supporting synergies and reflecting the way we serve our customers and clients.
UK Corporate Bank
The UK Corporate Bank (UKCB) offers a range of Corporate Lending and Transaction Banking services to clients with an annual revenue of more than £6.5m through to FTSE350 companies.
•Corporate Lending: Offers a range of term, revolving, and overdraft facilities to clients across the UK, with financing solutions tailored to specific industry sectors
•Transaction Banking: Provides cash management, trade and working capital solutions, risk management solutions and payment services internationally
Private Banking and Wealth Management
Private Banking and Wealth Management (PBWM) comprises PBWM UK and PBWM International.
•Private Banking UK is a full-service proposition for clients with investible assets of £3m+
•Private Banking International is a full-service proposition for clients with investible assets of £5m+ internationally1, with a focus on clients in the Europe, Middle East and Asia wealth corridors
•UK Affluent is for UK clients with £250k to £3m of investible assets
•UK Digital Investing is for UK self-directed investors, with investment starting from just £1
Investment Bank
Investment Bank (IB) provides money managers, financial institutions, governments, supranational organisations and corporate clients with advisory, finance and risk management services.
•Barclays’ Global Markets division provides institutional investors, sovereigns and corporates with a full range of execution services, ideas and risk management solutions across asset classes (Equities, Credit, Rates, FX and Securitised Products). The
Research team provides institutional investors with data-driven analysis, actionable insights and access to our analysts across global sectors, markets and economies
•Barclays’ Investment Banking division partners with companies, governments and financial institutions worldwide to provide expert advice, innovative solutions and access to capital. It includes the International Corporate Bank, which provides the world's largest businesses with wholesale lending and sophisticated treasury solutions - supported by deep industry knowledge and local, on-the-ground specialists
Note
1For India, the Private Bank proposition is available for clients with wealth of £3m+.

Barclays Bank PLC 2024 Annual Report on Form 20-F	279
Additional unaudited information
Performance review
US Consumer Bank
US Consumer Bank (USCB) is a leading co-branded credit card issuer and financial services partner in the United States.
•Barclays USCB has 20 million customers and partnerships with more than 20 of America’s leading brands across the airline, travel, retail and affinity sectors.
•We provide co-branded credit cards, small business credit cards, instalment loans, point-of-sale finance, online savings accounts and certificates of deposits.
Head Office
Head Office provides centralised services across the Barclays Bank Group. Head Office also contains inorganic transactions announced as part of the FY23 Investor Update.
The world in which we operate
Barclays Bank PLC is driven by a common Purpose: working together for a better financial future. To do so, we must be strong as an institution, prepared for the future, and able to navigate different market conditions and evolving trends.
We regularly review our operating environment for emerging trends, and adapt to address them. We are cognisant of those relevant to our industry and have identified three areas we need to be aware of in the execution of our strategy. We continue to make good progress in addressing them:
•The impact of technology on banking products and services
•The role of capital markets as the principal drivers of global growth
•The transition towards a low-carbon economy
We reflect the environment in which we operate in the development of our strategy and evolution of our operating model. Barclays' three-
year plan, for which Barclays Bank Group is part of, is designed to withstand volatility and uncertainty, and help us to continue to meet the needs of our wider stakeholders - including customers, clients, regulators and shareholders.
We actively navigate risk and uncertainty, and are vigilant to deliver for our stakeholders as the environment evolves.
Focus areas
UKCB
a.Driving productivity and seamless digital delivery, simplifying and improving client experience
b.Growing broad-based income through deeper client relationships with products and solutions which address their needs
c.Growing share of lending and attracting new clients
PBWM
a.Moving to a simplified business structure, aligned to market opportunity in the UK and internationally, as well as reinvesting cost efficiencies to support growth
b.Strengthening the proposition across the UK wealth continuum and the International Private Bank
c.Growing assets under management to increase the relative contribution of non-interest income, to deliver high-quality recurring revenue
IB
a.Monetising our deep client relationships while maintaining prudent risk management
b.In Global Markets, sustaining momentum in our businesses with Top 5 market share, growing our next focus businesses and continue scaling more stable financing income
c.In Investment Banking, maintaining our historical strength in Debt Capital Markets (DCM) while growing share in Advisory and
Equity Capital Markets (ECM) with Financial Sponsor and Corporate clients, and together with the International Corporate Bank, driving growth via coordinated coverage of our clients' Treasury functions
USCB
a.Scaling and diversifying by growing existing partnerships and winning new partners
b.Investing in digitisation to deliver operational efficiencies and enhanced customer experience
c.Improving net interest margin by optimising pricing and credit mix, while reducing funding costs
d.Selective risk transfer to optimise use of the balance sheet
Year in review
UKCB
The UK Corporate Bank has been described as the ‘beating heart’ of Barclays, given the role it has played in serving clients in the UK for over
330 years and its ability to join together the different aspects of the organisation to deliver for businesses and institutions. Our strong franchise and long-lasting client relationships are reflected in our financial performance, with the UK Corporate Bank delivering a Profit
Before Tax of £734m.
In 2024, we focused on laying the foundations for transformation with investment in online digitalisation, strategic hiring in line with market opportunity and deepening connections with clients.
Against a challenging backdrop, we are pleased with the progress made. We have been proactive in our client outreach, attracting 550 new clients and issuing communications to clients affirming our support and willingness to lend, totalling more than £4.2bn. This focus enabled us to achieve total loan growth of £1bn for the year, after adjusting for perimeter changes with International Corporate Banking.

Barclays Bank PLC 2024 Annual Report on Form 20-F	280
Additional unaudited information
Performance review
We are deepening relationships with our clients by developing and improving products and services to better meet their needs. In 2024, we completed the implementation and migration of our end-to-end global trade finance solution, Trade360, in the UK. This platform provides clients with greater connectivity and visibility into their trade transactions, allowing them to optimise working capital efficiency, funding and risk mitigation. Using cloud-based functionality for corporate banking clients, we can offer an improved user experience through easy access and real-time integration with essential information, combined with the latest trade solutions as industry-wide digitisation continues to accelerate.
We also enhanced our cash management client experience, reducing the average time it takes for clients to open additional accounts. We made improvements to our Virtual Account Management tool, where clients can manage large-scale virtual account operations and achieve comprehensive cash management. Additionally, we’ve increased the number of client interactions that can be self-served, enabling more clients to easily access the support they need.
We have enhanced our client experience through the streamlining of processes and a focus on digitisation. This includes faster client onboarding times, such as our new fast-track process for UK-domiciled clients with simple ownership structures.
PBWM
Private Bank and Wealth Management's vision is to be the investment partner of choice for our clients, their families and the next generation. The strength of our business is reflected in our 2024 performance, with Assets Under Management (AUM) growing 14% and
PBWM delivering a Profit Before Tax of £373m.
Investing is a fundamental part of wealth creation and growth, and in the UK there is an opportunity to support savers to become investors.
Barclays' digital investing service, Smart Investor, is embedded in the Barclays app and has over 331,000 active customers, providing them access to 8,500 different securities and funds including ready-made investments. Over the past year, we have focused on improving our digital investing proposition.
The scaling and enhancement of Smart Investor is a strategic priority for Private Bank and Wealth Management as part of Barclays' three-
year plan.
Our research indicates that a number of people in the UK may benefit from financial advice but are not receiving it. To address this need, we have built the foundations of a new UK Affluent proposition to provide advice to our customers and clients at each stage of their personal financial journey. It aims to deliver scalable and accessible financial planning which is fairly priced and transparently constructed. It will be fully integrated within the Barclays app – making it seamless for our customers to access the advice they need alongside their day-to-day banking requirements. The UK Affluent service is currently being piloted and will be launched in 2025.
We have focused on providing a best-in-class offering for our Private Bank clients. We continued to enhance our personalised service and improve the products we offer, including enhancing our ability to offer credit against investments and expanding our alternative offerings with the launch of new Private Markets solutions.
Across all of our businesses, we have automated processes and digitised services to improve our operations. For instance, in Europe, we increased automation in our banking offering to improve operations and controls, and significantly reduce processing times.
IB
Barclays has a top-tier Investment Bank with a strong global ranking. Our market share in Investment Banking has improved, and we maintained our #6 Dealogic global fee share ranking - the highest of any non-US domiciled bank. Though there is still work to do, we are making progress, and this is reflected in the £582m increase in Profit Before Tax to £3,938m.
With 2024 marked by episodes of both optimism and risk aversion, the Investment Bank continued to help clients navigate a complex landscape shaped by economic data, geopolitical events and policy change – delivering strategic solutions through our diversified portfolio of products and services. Through the  year, we continued to grow income with a focus on more stable income streams which along with greater efficiency resulted in positive jaws for the year.
In Global Markets, our synergies between sales, trading, financing, and with our partners in Investment Banking, give us the opportunity to drive a more cohesive and trusted relationship with clients and deliver a fuller suite of products and services, delivering revenue growth of
4%. We have made strong progress with improved performance in the three focus businesses in Markets, while sustaining momentum in financing within Markets.
In Investment Banking, we delivered revenue growth year on year, and improved overall global fee share by 30bps to 3.3%1 versus 2023. In
2024, we maintained our traditional strengths in Debt Capital Markets (DCM), consisting of Investment Grade and Leveraged Finance while making progress in rebalancing our footprint towards Advisory and Equity Capital Markets (ECM).
While corporate banking revenues were down, driven by lower liquidity pool income and margin compression on deposits, we made progress in developing our international offering and improved our digital offering to meet the increasingly sophisticated needs of our clients.
Note
1 Dealogic for the period 1 January 2024 to 31 December 2024

Barclays Bank PLC 2024 Annual Report on Form 20-F	281
Additional unaudited information
Performance review
USCB
The US is the world’s largest credit card market, and growing. With a c.2-3% share1 of the total market and partnerships with 20 major brands, the USCB has a significant opportunity. In 2024, we delivered a Profit Before Tax of £408m, up from £167m in 2023.
We are focused on building lasting partnerships with leading US brands. This year, we launched a new co-branded card programme with
Breeze Airways and extended our current partnership agreements with Hawaiian Airlines, Frontier and RCI. While we made a strategic decision not to bid to become American Airlines’ sole card issuer from 2026, we were selected as the new issuing partner for the General
Motors card programme, which will launch in the first half of 2025. Our acquisition of Luxury Card, a global leader in the premium credit card market, supports our objective to optimise and diversify our broader card portfolio and bring more aspirational experiences to its cardmembers.
We have continued to expand our online retail deposits business. In 2024 we launched Barclays Tiered Savings product, which features tiered pricing and the ability to earn higher rates with higher balances while our customers’ savings grow.
We added c.three million new customers organically in 2024 – and we strive to provide them all with a world-class experience. We have made various improvements to our customer journeys, using digitisation and automation to help us serve customers in a way that works for them – including the digitisation of letters and improved telephony with AWS Connect.
We have also integrated a formerly separate deposits mobile app into the Barclays US app so our customers can access all their accounts in one place. And with investments in Digital Day One, customers no longer need to wait to receive a physical card before registering for our digital environment, allowing them to have access to digital on day one.
Head Office
On 24 April 2024, Barclays announced a transaction under which Barclays Bank Ireland PLC, a subsidiary of Barclays Bank PLC,  intended to dispose of its performing Italian retail mortgage portfolio. The sale completed in Q224, generating a loss on disposal of £220m. In addition, on 22 October 2024 Barclays agreed the sale of its non-performing Italian retail mortgage portfolio, with the sale of the vast majority of loans completing during Q424 and the small residual amount of loans is expected to complete later in Q125. The transaction generated a small pre-tax loss of 26m. Barclays remains in discussion with respect to the disposal of the remaining Swiss-Franc linked Italian retail mortgage portfolio. Should the sale occur, it is expected to generate a further small loss on sale.
On 4 July 2024, Barclays Bank Ireland PLC, a wholly owned subsidiary of Barclays Bank PLC,  agreed the sale of its German consumer finance business (comprising credit cards, unsecured personal loans and deposits) to BAWAG P.S.K., a wholly-owned subsidiary of BAWAG Group
AG, for a small premium to net assets. When including disposal costs and accounting adjustments as required by IFRS 5 (Non-current
Assets Held for Sale and Discontinued Operations), Barclays Bank PLC has recorded a £9m loss for the disposal group.  After the balance sheet date, in Q125, the completed sale was announced.
In light of recent legal and regulatory developments in the UK, including the Court of Appeal judgment in October 2024 against other lenders in three motor finance commissions cases (subject to appeal to the Supreme Court, which is scheduled to be heard in early April
2025), and the ongoing FCA review into historical motor finance commission arrangements and sales, Clydesdale Financial Services Limited
(CFS) has recognised a provision in relation to historical motor finance commission arrangements. Taking into account the information currently available, Barclays has estimated the potential impact of these matters by taking into account the potential basis for and timing of redress, which complaints may be valid or invalid, and the potential level of such complaints. All these assumptions are subject to significant uncertainty and will be monitored and updated if any significant new information becomes available. The legal and regulatory outcomes and the nature, extent and timing of any remediation action if required remain uncertain and, as a result the ultimate financial impact could differ materially to the amount provided. The FCA plans to set out the next steps of its review in May 2025. Under the FCA's rules, Barclays’
obligation to respond to motor finance commission complaints is paused until after 4 December 2025. Barclays ceased operating in the motor finance market in late 2019. In 2020, CFS was transferred from Barclays Bank PLC to Barclays Principal Investments Ltd (BPIL),
another subsidiary of Barclays PLC. Barclays Bank PLC has provided an intragroup indemnity to BPIL in respect of historic litigation and conduct matters relating to CFS.
Looking ahead
UKCB
We remain committed to support the delivery of Barclays' three-year plan through a continued drive to grow lending; building deeper client relationships; and continued investment in our digital capabilities to enhance our client's experience.
PBWM
We are focused on improving efficiencies across our business, strengthening our propositions and growing our assets under management to drive a more balanced income profile across net interest income and fees.
A continued focus is to deepen the relationships we have with our existing clients and continue to grow our assets and liabilities. We will do this by being more consistent with the way we collaborate with clients across the wider firm.
Our priorities for the year ahead include further improvements to our UK Digital Investing proposition, launching our new UK Affluent proposition, and continuing to improve our proposition and digital experience in the Private Bank - both in the UK and internationally. We are also focused on progressing our plans to establish a new Private Bank booking centre in Singapore. We remain committed to improving our underlying technology infrastructure and digital client experience.
Note
1  Market share is estimated using reported Ending Net Receivables compared to the consumer credit market in the US.

Barclays Bank PLC 2024 Annual Report on Form 20-F	282
Additional unaudited information
Performance review
IB
Our goal in the Investment Bank is to continue to improve returns to deliver in line with Group RoTE in 2026 and leverage our strength in the UK to consolidate our position as a leading global investment bank.
We aim to achieve this through high single-digit compound annual growth rate (CAGR) income growth, disciplined cost management and increase in capital efficiency.
USCB
As we continue to deliver on Barclays' strategic plan, we will work closely with our card partners to drive organic growth in existing programmes, while actively pursuing new partnership opportunities with a focus in the retail segment - which will improve through-the-
cycle risk-adjusted margins.
In our digital deposits business, our aim is that continued investment in our products and new co-branded marketing programmes will drive growth that will enable us to reduce funding costs. Ongoing, programmatic investments in the digitisation of our customer experience, as well as in tools and automation to assist our colleagues, will further drive improvements in overall cost efficiency. We will continue to explore risk transfer transactions as a mechanism for reducing capital consumption.

Barclays Bank PLC 2024 Annual Report on Form 20-F	283
Glossary of terms
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ Acceptances are an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in CRR largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Measurement Approach (AMA)’ An approach used to quantify required capital for operational risk. Under the AMA, banks are allowed to develop their own empirical model to quantify the required capital for operational risk. Banks can only use this approach subject to approval from their applicable local regulators.
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
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to interest rate movement over a one-
year period.
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
‘Asset swap spreads’ The difference between the yield of the bond and the fixed rate leg of the corresponding interest rate swap. Primarily used to measure the credit risk associated with a bond.
‘Attributable profit' Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity (for businesses)' Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity (for Barclays Group)' Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average UK leverage ratio’ In accordance with the PRA rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted LTV ratio is calculated using the following formula: LTV = ((loan 1 balance x Marked to market (MTM) LTV% for loan 1) + (loan 2 balance x MTM LTV% for loan 2) + ...) / total outstanding balances in portfolio.

Barclays Bank PLC 2024 Annual Report on Form 20-F	284
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. The BoE prudentially regulates and supervises financial services firms through the PRA.
‘Bank of England levy scheme’ a new levy scheme which commenced on 1 March 2024 replacing the Cash Ratio Deposit scheme as a means of funding the BoE's monetary policy and financial stability operations.
‘Barclays’ or ’Barclays Group’ or ‘Group’ Barclays PLC, together with its subsidiaries.
‘Barclaycard Consumer UK’ One of three segments within Barclays UK comprising the UK Barclaycard business.
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
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Barclays Group.
‘Barclays Investment Bank (IB)’ The Barclays Group's investment bank which consists of origination led and returns focused Global Markets and Investment Banking businesses.
‘Barclays Private Bank and Wealth Management (PBWM)’ This division serves UK and international private banking clients providing a range of investment, banking and lending products alongside expert advice. It also serves UK wealth management and UK digital investing clients offering a range of financial services.
‘Barclays Operating Businesses’ The core Barclays businesses comprising Barclays UK (which consists of the UK Personal Banking; UK
Business Banking and the Barclaycard Consumer UK businesses), UKCB, PBWM, IB and USCB.
‘Barclays UK’ This segment broadly represents businesses that sit within the UK ring-fenced bank entity, Barclays Bank UK PLC, and comprises Personal Banking, Business Banking and Barclaycard Consumer UK.
‘Barclays UK Corporate Bank (UKCB)’ This division brings together lending, trade and working capital, liquidity, payments and FX solutions for UK corporate clients with an annual turnover from £6.5 million and higher, excluding those clients that form part of the FTSE 350, which are included within the IB.
‘Barclays US Consumer Bank (USCB)’ This is a co-branded credit card issuer and financial services partner in the United States for travel, entertainment, retail and affinity institutions. It offers co-branded, small business and private label credit cards, installment loans, online savings accounts and certificates of deposits.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks.
Basel 3 is a set of measures developed by the BCBS aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel 3.1' This refers to the revision of BCBS standards to complete the BCBS' post global financial crisis reforms. Basel 3.1 introduces changes to how to calculate capital requirements for all risk types, for both standardised and internal model approaches.
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
'Board’ The board of directors of the relevant Barclays Group entity.
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
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.
‘Business Banking’ One of three segments within Barclays UK. Includes Business Banking services for UK clients with an annual turnover of typically up to £6.5 million, as well as the Education, Social Housing and Local Authority (ESHLA) portfolio.

Barclays Bank PLC 2024 Annual Report on Form 20-F	285
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young, fast-
growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the
IB.
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
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU (as amended), which accompanies the CRR and which prescribes further prudential standards including capital buffers and "Pillar 2A" capital requirements. CRD was implemented before Brexit. In the EU, further amendments to CRD are made by CRD VI, which member states must transpose by January 2026.
‘Capital Requirements Directive IV (CRD IV)’ The Fourth Capital Requirements Directive, comprising an EU amending Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements, and which implements Basel 3 in the European Union.
‘Capital Requirements Directive V (CRD V)’ The Fifth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR II) that together prescribe EU capital adequacy and liquidity requirements, and which implements enhanced Basel 3 proposals in the European Union.
‘Capital Requirements Directive VI (CRD VI)’ The Sixth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR III) that together prescribe EU capital adequacy and liquidity requirements, and which implements enhanced Basel 3 proposals in the European Union
‘Capital Requirements Regulation (CRR)’ Refers to EU CRR and/or UK CRR as the context requires.
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II were introduced between 27 June 2019 and 28
June 2023. Following a consultation process in 2021 the PRA finalized their implementation of the CRR II package through Policy Statement
22/21. The finalized requirements were implemented in the UK through the PRA rulebook with effect from 1 January 2022.
‘Capital Requirements Regulation III (CRR III)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II were introduced between 27 June 2019 and 28
June 2023. Following a consultation process in 2021 the PRA finalized their implementation of the CRR II package through Policy Statement
22/21. The finalized requirements were implemented in the UK through the PRA rulebook with effect from 1 January 2022.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy regulatory capital requirements. Referred to as ‘own funds’ within EU and UK regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘Cash Ratio Deposit scheme’ A scheme that previously funded the BoE's monetary policy and financial stability functions, until it was replaced with the BoE levy scheme on 1 March 2024.
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
‘Client assets and liabilities’ Customer deposits, lending and invested assets.
‘Climate Risk’ The risk of financial loss arising from climate change through, physical risks and risks associated with transitioning to a lower carbon economy. Climate Risk focuses on the Financial and Operational Risks associated with climate change.
‘CLOs and other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
'Clydesdale Financial Services Limited (CFS)' This houses Barclays’ point-of-sale finance business and trades as Barclays Partner Finance.

Barclays Bank PLC 2024 Annual Report on Form 20-F	286
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
‘Combined Buffer Requirement (CBR)' The total Common Equity Tier 1 capital required to meet the combined requirements of the Capital
Conservation Buffer, the GSII Buffer, the counter-cyclical buffer, and the O-SII buffer if applicable to a firm.
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
‘Common Equity Tier 1 (CET1) ratio’ A measure of CET1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-
compensation items (consisting of outsourcing, staff training, redundancy costs and retirement costs).
‘Compliance Risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays, its clients, customers or markets from a failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk 'LRR Risk’).
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest banks' holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
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
‘Cost: income jaws’ Relationship between the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Countercyclical Capital Buffer (CCyB)’ A capital buffer that requires banks to have an additional cushion of Common Equity Tier 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.

Barclays Bank PLC 2024 Annual Report on Form 20-F	287
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential capital buffer that has applied to specific PRA regulated institutions since
2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC).  The CCLB
applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
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
‘Covid Corporate Financing Facility (CCFF)’ BoE scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge COVID-19 disruption to their cash flows.  The BoE provided liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays acted as dealer. This scheme closed for new purchases of commercial paper with effect from 23 March 2021.
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
‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost” (Customer liabilities).
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
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-
recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the Barclays Group and include certificates of deposit and commercial paper.

Barclays Bank PLC 2024 Annual Report on Form 20-F	288
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the Probability of Default (PD) risk.
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
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.
‘Domestic Liquidity Sub-Group Arrangement (DoLSub)’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the PRA.
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
‘Education, Social Housing and Local Authority (ESHLA) or (ESHLA portfolio)’ A Barclays UK portfolio primarily consisting of long dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors.
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
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of IB.
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
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short-term equity investment and to smooth the income over a medium/long term.
‘EU CRR’ Regulation (EU) No 575/2013 as amended. EU CRR prescribes prudential requirements including minimum capital requirements, for EU banks and certain other entities. EU CRR was amended by CRR III as part of the EU’s implementation of Basel 3.1. The amendments entered into force in January 2025, other than those relating to market risk, whose entry into force was delayed until January 2026 by a
Delegated Act of the European Commission.
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
‘European Banking Authority (EBA)’ The EBA is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.

Barclays Bank PLC 2024 Annual Report on Form 20-F	289
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
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based credit risk approach for capital adequacy calculations.  It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default
(PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
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
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to UK CRR or EU CRR (as the case may be).
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
‘FICC’ Represents Macro (including rates and currency), Credit and Securitised products, part of IB.
‘Financial crime risk’ The risk that the Group and its associated persons (employees or third parties) commit or facilitate financial crime, and/or the Group’s products and services are used to facilitate financial crime. Financial crime undermines market integrity and may result in: harm to clients, customers, counterparties or employees; diminished confidence in financial products and services; damage to the
Group’s reputation; regulatory breaches; and/or financial penalties.
‘Financial Policy Committee (FPC)’ The BoE's Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s scheme for the compensation of customers of authorised financial services firms that are unable to pay claims.
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
‘Fitch’ A credit rating agency, including Fitch Ratings Inc. and its affiliated entities.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

Barclays Bank PLC 2024 Annual Report on Form 20-F	290
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
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
'FTSE 350’ The Financial Times Stock Exchange index comprising the 350th largest companies by capitalisation listed on the London Stock
Exchange.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-
time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of UK CRR or EU CRR (as the case may be).
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
‘FY23 Investor Update’ An event held in connection with Barclays resegmentation of businesses which was announced on 20 February 2024 and is part of its strategy to become Simpler, Better and more Balanced. Introducing the new segments of Barclays UK, Barclays UK
Corporate, Barclays Private Bank and Wealth Management, Barclays Investment Bank, Barclays US Consumer Bank and Head Office.
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
‘Global markets’ Offers clients a full range of liquidity, risk management and financing solutions, ideas and content tailored to their investment and risk management needs, including execution capabilities across the spectrum of financial products.
‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the BCBS publish a list of global systemically important banks.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined buffers that apply to the bank.
‘G-SII Buffer’ Common Equity Tier 1 capital required to be held to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
’Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows formerly compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.
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
‘Gross new lending’ New lending advanced to customers during the period.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

Barclays Bank PLC 2024 Annual Report on Form 20-F	291
‘Head Office’ Comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses.
In addition to these existing elements, as part of the resegmentation announced at the FY23 Investor Update on 20 February 2024, Head
Office now also includes the German consumer finance business, which is currently accounted for as held for sale, and the merchant acquiring component of the Payments business.
‘High-Net-Worth’ Businesses that provide banking and other services to high-net worth customers.
‘High-quality liquid assets (HQLA)’ Comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
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
‘IHC’ or ‘US IHC’ The intermediate US holding company Barclays US LLC,  which holds most of Barclays’ subsidiaries and assets in the US.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS’ International Financial Reporting Standards.
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, transitional arrangements under which Article
473a of UK CRR or EU CRR (as applicable) permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.
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
'Inorganic activity' Refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In FY24 this included the £220m loss on sale of the performing Italian retail mortgage portfolio, the £9m loss on disposal from the German consumer finance business and the £26m loss on sale of the non-performing Italian retail mortgage portfolio.
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
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s NIM. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB)
approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

Barclays Bank PLC 2024 Annual Report on Form 20-F	292
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Barclays Group identifies, manages and qualifies the risks to which it is exposed, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a regulator approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a regulator approved internal counterparty credit risk model.
‘Internal Ratings Based (IRB)’ An approach under the UK CRR or EU CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
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
‘International Corporate Bank’ provides lending, trade & working capital, liquidity, payments and FX solutions to multinational companies and financial institutions globally and to FTSE350 companies in the UK.
‘Invested assets’ Assets under management and supervision.
‘Investment Banking’ Provides clients with strategic advice on mergers and acquisitions (M&A), corporate finance, financial risk management and equity and debt issuance. As part of its International Corporate Bank offering it also provides lending, trade & working capital, liquidity, payments and FX solutions to multinational companies and financial institutions globally and to FTSE 350 companies in the
UK.
‘Investment Banking Fees’ In the context of IB analysis of total income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.
‘IPO’ Initial Public Offering.
‘IRB Roadmap’ Contains several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. The PRA required UK firms to implement these changes from 1 January 2022.
‘ISDA Master Agreement’ The most commonly used master contract for over-the-counter (OTC) derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master Agreement is published by the International Swaps and Derivatives Association (ISDA).
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
‘Legal risk' or 'LRR risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet applicable laws, rules and regulations or contractual requirements or to assert or defend its intellectual property rights.
‘Lending’ In the context of IB analysis of total income, lending income includes NII, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ High-quality liquid assets (HQLA) under local rules implementing the Basel Committee’s Liquidity Coverage Ratio (LCR),
including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High-quality liquid assets (HQLA) under local rules implementing the Basel Committee’s Liquidity Coverage Ratio (LCR),
comprising Level 2A assets, including, e.g. lower quality government securities, covered bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.

Barclays Bank PLC 2024 Annual Report on Form 20-F	293
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
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate (LLR)’ Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost (including portfolios reclassified to assets held for sale) at the balance sheet date.
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
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. IB uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
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
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). UK and EU regulations place restrictions on a bank’s dividend, AT1 securities coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer.
Investors can choose from differing maturities, ranging from under 1 year to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers.
MTNs are most generally issued as senior, unsecured debt.

Barclays Bank PLC 2024 Annual Report on Form 20-F	294
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
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk (VaR) models laid down by the CRR and supervised by the
PRA.
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
‘Net Interest Margin (NIM)’ Annualised NII divided by the sum of average customer assets.
‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net Stable Funding Ratio (NSFR) The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
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
‘Non-Model Method (NMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived through the use of standardised rules, as opposed to an internal model.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.

Barclays Bank PLC 2024 Annual Report on Form 20-F	295
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
‘O-SII Buffer’ CET1 capital required to be held under the UK and EU regimes to ensure that Other Systemically Important Institutions (O-SIIs)
build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
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
'Partner profit share' Payments made to partners based on the financial performance of the credit card portfolios.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2023: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.
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
‘Performance costs' The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Personal Banking’ One of three segments within Barclays UK. The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Pillar 1 requirements’ The  minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market risk, operational risk, settlement risk and CVA.

Barclays Bank PLC 2024 Annual Report on Form 20-F	296
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the regulator.
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
‘PRA waivers’ PRA approvals which modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
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
‘Prudential Regulation Authority (PRA)’ The PRA is part of the BoE and regulates and supervises banks, building societies, insurers and a small number of significant investment banks in the UK.
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
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Article 154.4 of UK CRR and EU CRR (as applicable). It includes most types of credit card exposure.
‘Rates’ In the context of IB  income analysis, trading revenue relating to government bonds and interest rate derivatives.

Barclays Bank PLC 2024 Annual Report on Form 20-F	297
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Barclays Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-
off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
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
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3 million or with an annual  turnover of up to £5 million.
‘Return on average Risk Weighted Assets (RoRWA)’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ (for Barclays Group) Annualised Group attributable profit, as a proportion of average shareholders’ tangible equity.
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
Risk weightings are established in accordance with the Basel framework as implemented in local law.
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
▪new business and maturing loans
▪changes in product mix and exposure growth for existing portfolios
▪book size reductions owing to risk mitigation and write-offs.

Barclays Bank PLC 2024 Annual Report on Form 20-F	298
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
▪PD migration and LGD changes driven by economic conditions
▪ratings migration for standardised exposures
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:
▪updates to existing model inputs driven by both internal and external review
▪model enhancements to improve models performance
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
▪updates to RWA calculation methodology, communicated by the regulator
▪the implementation of credit risk mitigation to a wider scope of portfolios
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
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the government of the United States to safeguard against corporate governance scandals.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.

Barclays Bank PLC 2024 Annual Report on Form 20-F	299
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
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement.
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial strength of the counterparty.
The requirements for the application of the Specialised Lending approach are detailed in Article 153.5 of the UK CRR and EU CRR (as applicable).
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
‘Software intangibles benefit’ A benefit introduced as part of the EU response package to the COVID-19 pandemic and subsequently reversed in the UK. Since 1 January 2022, software assets are fully deducted from CET 1 capital.
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
‘Standard & Poor’s’ A credit rating agency, including S&P Global Inc. and its affiliated entities.
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
requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK
Companies Act 2006 and the requirements of IFRS.

Barclays Bank PLC 2024 Annual Report on Form 20-F	300
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
‘Sterling Over Night Index Average (SONIA)’ Reflects bank and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the BoE.
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
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios. Under Article 352(2)
of UK CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15 December
2021 the PRA issued Barclays this permission, taking effect from 31 December 2021.  Any FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
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
‘The Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the BCBS as part of Basel III and applicable to banks’ wholesale trading activities.
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
the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to

Barclays Bank PLC 2024 Annual Report on Form 20-F	301
oversight from Risk and Compliance with respect to its own Operational and Compliance Risks, as well as with respect to the Legal Risk to which Barclays is exposed.
‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 (CET1) capital and Additional Tier 1 (AT1) capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under UK CRR or EU CRR (as applicable).
‘Tier 2 (T2) capital’ A type of capital as defined in UK CRR or EU CRR (as applicable) principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital.
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
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in UK CRR, or EU CRR (as applicable).
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
‘UK CRR’ Regulation (EU) No 575/2013, as amended, as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, as amended. UK CRR prescribes prudential requirements, including minimum capital requirements, for UK banks and certain other entities.
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
‘UK regulatory levies’ Comprises the BoE levy scheme and the UK bank levy.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including but not limited to travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances.

Barclays Bank PLC 2024 Annual Report on Form 20-F	302
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
‘WM&I’ The Wealth Management & Investments business, which was transferred from Barclays UK to PBWM on 1 May 2023.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using
SONIA ‘Sterling Overnight Index Average (SONIA)' as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
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
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

Barclays Bank PLC 2024 Annual Report on Form 20-F	303
EXHIBIT INDEX

Exhibit	Description

1.1	Articles of Association of Barclays Bank PLC (incorporated by reference to the Form 6-K (Film No. 241039728) filed with the SEC on June 13, 2024)

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

4.4
Barclays Bank PLC U.S. Senior Management Deferred Compensation Plan (incorporated by reference to the Barclays Bank PLC
Registration Statement on Form S-8 (File no. 333-112797) filed on February 13, 2004).

11.2	Barclays Group Securities Dealing Code

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of KPMG LLP for incorporation by reference of reports in certain securities registration statements of Barclays Bank PLC.

97.1	Compensation Recovery Policy (incorporated by reference to the 2023 Form 20-F, as amended, filed with the SEC on February 21, 2024)

99.1	A table setting forth the issued share capital of Barclays Bank Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2024.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

Barclays Bank PLC 2024 Annual Report on Form 20-F	304
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date February 13, 2025	Barclays Bank PLC (Registrant)

	By	/s/ Aunoy Banerjee
Aunoy Banerjee, Chief Financial Officer