Form 20-F
period 2025-12-31
BARCLAYS BANK PLC
filed 2026-02-10
CIK 312070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

£1 ordinary shares	2,342,558,515
€100 preference shares	Nil
$100 preference shares	58,133
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
Yes ☐    No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the
Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐    No ☐
SEC Form 20-F Cross reference information

Form 20-F item number	Page and caption references in this document*

1Identity of Directors, Senior Management and Advisers	Not applicable

2Offer Statistics and Expected Timetable	Not applicable
3Key Information
A.Reserved
B.Capitalization and indebtedness	Not applicable
C.Reason for the offer and use of proceeds	Not applicable
D.Risk factors	50-70
4.Information on the Company
A.History and development of the company	Omitted
B.Business overview	ii (Market and other data), 53-55, 154-170, 190-192 (Note 2), 312-315
C.Organizational structure	263-268 (Notes 31 and 32), 278-282, 310-311
D.Property, plants and equipment	230-233 (Notes 18 and 19)
4AUnresolved staff comments	Not applicable
5Operating and Financial Review and Prospects
A.Operating results	50-70, 61, 71-83, 142, 154-170, 208-215 (Note 13), 295
B.Liquidity and capital resources	Omitted
C.Research and development, patents and licenses, etc.	Omitted
D.Trend information	50-70, 295-296
E.Critical Accounting Estimates	Not applicable
6Directors, Senior Management and Employees
A.Directors and senior management	Omitted
B.Compensation	Omitted
C.Board practice	2, 7-10, 12-13
D.Employees	Omitted
E.Share ownership	Omitted
F.Erroneously awarded compensation	Not applicable
7Major Shareholders and Related Party Transactions
A.Major shareholders	Omitted
B.Related party transactions	Omitted
C.Interests of experts and counsel	Not applicable
8Financial Information
A.Consolidated statements and other financial information	172-284 (Notes 1-41), 286
B.Significant changes	Not applicable
9The Offer and Listing
A.Offer and listing details	Not applicable
B.Plan of distribution	Not applicable
C.Market	Not applicable
D.Selling shareholders	Not applicable
E.Dilution	Not applicable
F.Expenses of the issue	Not applicable
10Additional Information
A.Share capital	Not applicable
B.Memorandum and Articles of Association	285-287
C.Material contracts	Not applicable
D.Exchange controls	292
E.Taxation	288-291
F.Dividends and paying assets	Not applicable
G.Statement by experts	Not applicable
H.Documents on display	292
I.Subsidiary information	263-264 (Note 31), 278-282 (Note 40)
J. Annual Report to Security Holders	Not applicable

11Quantitative and Qualitative Disclosure about Market Risk	47-170, 207-228 (Notes 12-16)
12Description of Securities Other than Equity Securities
A.Debt Securities	Not applicable
B.Warrants and Right	Not applicable
C.Other Securities	Not applicable
D.American Depositary Share	Not applicable
13Defaults, Dividends Arrearages and Delinquencies	Not applicable
14Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15Controls and Procedures
A.Disclosure controls and procedures	292
B.Management’s annual report on internal control over financial reporting	11-12
C.Attestation report of the registered public accounting firm	Not applicable
D.Changes in internal control over financial reporting	12
16AAudit Committee Financial Expert	Omitted
16BCode of Ethics	Omitted
16CPrincipal Accountant Fees and Services	18-19, 276 (Note 38)
16DExemptions from the Listing Standards for Audit Committees	Not applicable
16EPurchases of Equity Securities by the Issuer and Affiliated Purchasers	17
16FChange in Registrant’s Certifying Accountant	Not applicable
16GCorporate Governance	2-15
16HMine safety disclosure	Not applicable
16IDisclosure regarding foreign jurisdictions that prevent inspections	Not applicable
16JInsider Trading Policies	294
16KCybersecurity	40-42, 62-63, 147-149
17Financial Statements	(See Item 8)
18Financial Statements	Not applicable
19Exhibits	Exhibit Index

*Certain items are indicated as omitted as Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is a reporting company under the Securities Exchange Act of 1934, and meets the conditions set forth in General Instruction I(1)(a) and (b) of
Form 10-K, as applied to annual reports on Form 20-F, and is therefore filing this Form 20-F with a reduced disclosure format.
Notes
The term Barclays Bank Group refers to Barclays Bank PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2025 to the corresponding twelve months of 2024 and balance sheet analysis as at 31 December 2025 with comparatives relating to 31 December 2024. The abbreviations ‘£m’
and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’
represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
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
Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the
Barclays Bank Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including sustainability-related commitments and targets), plans and objectives for future operations, International Financial Reporting Standards ('IFRS') and other statements that are not historical or current facts.
By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing sustainability reporting standards (including emissions accounting methodologies); changes in tax laws and practice; the outcome of current and future legal proceedings and regulatory investigations; the Barclays Bank Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Barclays Bank Group operates, including as a result of the adoption of rules and regulations taking a different or opposing position on sustainability matters, or other forms of governmental and regulatory action against sustainability policies; environmental, social and geopolitical risks and incidents and similar events beyond the Barclays Bank Group’s control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Barclays Bank Group or any securities issued by it;
changes in counterparty risk; changes in consumer behaviour; changes in trade policy, including the imposition of tariffs or other protectionist measures; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on
European and global macroeconomic conditions, political stability and financial markets; changes in US legislation and policy; developments in the UK’s relationship with the European Union; the risk of cyber attacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Barclays Bank Group’s reputation, business or operations; the use of new technology, including artificial intelligence; the Barclays Bank Group’s ability to access funding; and the success of acquisitions, disposals, joint ventures and other strategic transactions. A number of these factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Barclays Bank Group’s forward-looking statements.  Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in Barclays Bank PLC’s filings with the US Securities and Exchange Commission ("SEC")
(including, without limitation, Barclays Bank PLC’s Annual Report on Form 20-F for the financial year ended 31 December
2025), which are available on the SEC’s website at www.sec.gov.
Subject to the Barclays Bank Group's obligations under the applicable laws and regulations of any relevant jurisdiction, including, without limitation, the UK and the US, in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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
Uses of Internet addresses
This document contains inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document.

Barclays Bank PLC 2025 Annual Report on Form 20-F	1
Governance
Contents

Our corporate governance processes and the role they play in supporting the delivery of our strategy.

Barclays Bank PLC 2025 Annual Report on Form 20-F	2
Governance
Corporate governance statement
The Board
Details of the Directors who served during the financial year ended 31 December 2025 are set out in the table below, together with the composition of each of the Board’s Committees.
We welcomed Mary Mack to the Board as a Non-Executive Director with effect from 1 June 2025. Diane Schueneman stepped down from the Board with effect from 31 January 2025 and Mary Francis is to retire from the Board with effect from
6 May 2026. The Board is grateful to both Diane and Mary for their invaluable contribution to the Board during their respective tenures.

	Board	Nominations Committee	Audit Committee	Risk Committee	Remuneration Committee	Sustainability Committee
Nigel Higgins[1] Chairman of the Board	C	C			M	C
Robert Berry Independent Non-Executive Director	M		M	C		M
Anna Cross Executive Director	M
Dawn Fitzpatrick Independent Non-Executive Director	M			M	M	M
Mary Francis[4] Independent Non-Executive Director	M				C	M
Mary Mack[2] Independent Non-Executive Director	M
Marc Moses Independent Non-Executive Director	M		M	M
Brian Shea Independent Non-Executive Director	M
C.S. Venkatakrishnan Executive Director	M					M
Julia Wilson Independent Non-Executive Director	M	M	C	M	M	M
Former Directors
Diane Schueneman[3] Independent Non-Executive Director	M	M	M
C Chair of Board or Board Committee.
M Member of Board or Board Committee.
1 Nigel Higgins was appointed as a member of the Board Remuneration Committee with effect from 31 January 2025.
2 Mary Mack was appointed to the Board with effect from 1 June 2025.
3 Diane Schueneman stepped down from the Board and as a member of the Board Nominations and Audit Committees with effect from 31 January
2025.
4 Mary Francis is to step down from the Board, as Chair of the Board Remuneration Committee and as a member of the Board Remuneration and
Sustainability Committees with effect from 6 May 2026.
Attendance
Directors are expected to attend every Board meeting. During 2025, there were three ad hoc Board meetings held in addition to seven scheduled meetings. Attendance at meetings in 2025 is set out in the table below. Owing to other commitments, some Directors were unable to attend certain ad hoc Board meetings, however they received papers in advance and had the opportunity to share their views with the Chair ahead of the meetings.

Director	Meetings attended / eligible to attend	Ad hoc meetings attended / eligible to attend	Effective date
Nigel Higgins	7/7	3/3	Appointed 1 March 2019
Robert Berry	7/7	3/3	Appointed 8 February 2022
Anna Cross	7/7	3/3	Appointed 23 April 2022
Dawn Fitzpatrick	7/7	2/3	Appointed 25 September 2019
Mary Francis	7/7	3/3	Appointed 25 September 2019
Mary Mack	5/5	1/1	Appointed 1 June 2025
Marc Moses	7/7	2/3	Appointed 23 January 2023
Brian Shea	7/7	3/3	Appointed 19 July 2024
C.S. Venkatakrishnan	7/7	3/3	Appointed 1 November 2021
Julia Wilson	7/7	3/3	Appointed 1 April 2023
Former Directors
Diane Schueneman	0/0	0/1	Stepped down 31 January 2025

Barclays Bank PLC 2025 Annual Report on Form 20-F	3
Governance
Corporate governance statement
Overview of governance framework
Membership of the BPLC and BBPLC Boards is partially consolidated to drive efficiency and co-ordination, whilst also reducing complexity and unnecessary duplication. Consequently, the BBPLC Board is composed of a subset of the BPLC
Board, with all members of the BPLC Board (except for the Senior Independent Director, the Chair of Barclays Bank UK PLC
(BBUKPLC) and at least one other Non-Executive Director) also serving on the BBPLC Board. This structure facilitates oversight of the activities of BBPLC, in addition to which Board members have direct accountability to BPLC’s shareholders through their separate responsibilities as members of the BPLC Board.
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
Our governance framework is designed to:
•ensure we have an effective and entrepreneurial Board which makes decisions and provides oversight to promote
BBPLC's success, creating long-term sustainable value for its shareholder and the ultimate shareholders of BPLC, having regard to the interests of all our other stakeholders
•ensure that our decision-making is aligned to our Purpose, Values and Mindset
•be effective in providing constructive challenge, advice and support to management
•provide checks and balances and drive informed, collaborative and accountable decision-making.
Set out below are the principles which underpin our corporate governance arrangements and how these principles have been applied during 2025.
The Barclays Group-wide governance framework, which is set by BPLC, is designed to enable the effective management of the Barclays Group. This includes the setting of Barclays Group policies and approach in relation to matters such as Barclays’
Purpose, Values and Mindset, Barclays' Remuneration Policy and Barclays' Charter of Expectations. Where appropriate, this corporate governance statement makes reference to those Barclays Group-wide policies, which are relevant to the way in which the Company is governed.
The Company’s corporate governance principles and how the Company has applied them during 2025 and to the date of this report

Principle One: Board leadership and company purpose
A successful company is led by an effective and entrepreneurial board, whose role is to establish the company’s purpose, values and strategy, satisfying itself that these and its culture are aligned, and make decisions to promote its success for the long-term benefit of its shareholder, having regard to the interests of other relevant stakeholders and factors.

▪Through the leadership of the Board, a clear vision of Barclays' Purpose, Values and Mindset is articulated, underpinning and defining BBPLC's strategy and culture, with a drive to embed this at every level of the organisation.
▪Given its fundamental importance, the Board regularly considered strategy matters throughout the year, including delivery against the Barclays Bank Group's elements of Barclays' three-year strategy and consideration of the new financial and operational targets through to 2028 to be announced on 10 February 2026.
▪The Board supports The Barclays Way, which provides the path for achieving a dynamic and positive culture. The Board believes that a positive culture, supported by effective leadership and a consistent ‘tone from the top’, is crucial to our success.
What the Board did in 2025
The key areas of focus for the Board in 2025 are set out below.
Strategy and operational matters
▪Considered strategy matters regularly throughout the year. In addition, regular reviews of the Private Bank and Wealth
Management (PBWM), Global Markets, Investment Banking, US Consumer Bank (USCB) and UK Corporate Bank (UKCB)
businesses enabled the Board to consider the key risks and opportunities for each of the businesses and monitor their progress against the targets set out in the Barclays Group's three-year plan.
▪In Q3 2025, approved the acquisition of Best Egg, Inc. by Barclays Bank Delaware.
▪Received focused updates on matters of Barclays Group-wide relevance, including financial crime risk, cybersecurity, operational resilience and transformation initiatives to support the delivery of the strategy.
▪Reviewed and approved the BBPLC 2025 Medium Term Plan (MTP).

Barclays Bank PLC 2025 Annual Report on Form 20-F	4
Governance
Corporate governance statement
▪Considered updates on climate and sustainability strategy through reports from the Board Sustainability Committee. A key focus during the year was the Barclays Transition Update and the Board confirmed its support for the parts of the
Transition Update that relate to BBPLC's businesses. Other matters reported by the Board Sustainability Committee included updates on the Barclays Group's approach to nature and identifying and managing human rights risk. The
Board also received an update on the Barclays Group's sustainable finance strategy which covered the Barclays Bank
Group's businesses.
▪In early 2025, approved the 2024 Barclays Group Modern Slavery Statement, which covered BBPLC.
▪Considered culture and colleague engagement through regular updates on the Barclays Group-wide 'consistently excellent' (CE) cultural change programme and progress on embedment through reporting on CE metrics and Your View colleague survey results. Board members also engaged directly with colleagues during the year, including through town halls. Refer to the Colleagues section from page 43 for more information on colleague matters.
▪Reviewed progress on the Barclays Group-wide talent excellence programme aimed at enhancing practices to identify, assess and develop high potential talent across the organisation. This included consideration of the success measures and proposed outcomes for the programme.
▪Confirmed that BBPLC's method of workforce engagement has been effective in 2025.
▪Received updates on Barclays' inclusion and opportunity strategy which seeks to create a workplace where everyone feels valued and respected, within a culture of belonging and equal opportunity, insofar as it relates to the Barclays Bank
Group.
Finance
▪Received regular updates from the Barclays Group Finance Director which included reporting on the financial performance of the Barclays Bank Group and its businesses.
▪Reviewed and approved BBPLC’s financial results prior to publication.
▪Reviewed and approved the payment by BBPLC in February 2025 of an interim dividend in respect of the year ended 31
December 2024 to its ordinary shareholder, and approved the payment in July 2025 of an interim dividend in respect of the first half of the year ending 31 December 2025. Details of dividends paid by BBPLC in 2025 are set out in Note 10 of the financial statements.
▪Recommended to its shareholder for approval the reappointment of KPMG as BBPLC statutory auditor at its 2025 AGM.
▪Confirmed the re-appointment of KPMG as the BBPLC statutory auditor with effect from the 2027 financial year following the conclusion of a formal audit tender process. Refer to page 18 for detail of the audit tender process.
Governance, risk and regulatory matters
▪Received regular updates on risk issues and emerging risks in the context of the macroeconomic, regulatory and geopolitical environment.
▪Received regular updates on financial crime risk.
▪Approved the BBPLC Risk Appetite Statement.
▪Adopted the Barclays Group Enterprise Risk Management Framework (ERMF).
▪Considered and approved the BBPLC elements of the Barclays Group Recovery Plan.
▪Considered the Barclays Group's annual operational resilience self-assessment in respect of Important Business Services
(IBS) and subsequent changes to the impact tolerance thresholds for certain IBS, insofar as they related to BBPLC.
▪Received a Consumer Duty Dashboard for BBPLC and subsequently approved the BBPLC Consumer Duty Annual Board
Report.
▪Upon the recommendation of the Board Nominations Committee, considered succession planning for, and approved changes to, Board and Board Committee membership.
▪Received and considered feedback from the Barclays Group’s key regulators insofar as it related to BBPLC.
▪Received regular reports from the Chair of each Board Committee.

Barclays Bank PLC 2025 Annual Report on Form 20-F	5
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

▪A clear division of responsibilities has been established between the Executive and Non-Executive Directors. Page 2 sets out the details of the Board members, the majority of whom are independent Non-Executive Directors.
▪Policies and protocols are in place to support effective decision-making and independent challenge, including the
Barclays' Charter of Expectations which sets out the individual role profiles and required behaviours and competencies of the Chair, Non-Executive Directors, Executive Directors and Committee Chairs. In accordance with the Charter of
Expectations, the Non-Executive Directors are responsible for providing effective oversight, strategic guidance and constructive challenge while holding the Executive Directors to account against agreed performance objectives. The
Chairman meets privately with the Non-Executive Directors where appropriate.
▪The Board's responsibilities are executed in part through the Board Committees, each of which has its own Terms of
Reference which set out its remit and decision-making powers. The Chairs of each of the Board Committees provide a report on the work of the Committee at every scheduled Board meeting. Details of the principal Board Committees and their core responsibilities and activities in 2025 are set out later in this report.
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
The Board
Executive and Non-Executive Directors share the same duties and are subject to the same constraints. However, a clear division of responsibilities has been established. The Chairman is responsible for leading the Board and its overall effectiveness in directing the Company, demonstrating objective judgement and supporting a culture of inclusion and diversity of thought, and facilitating and encouraging constructive challenge and debate between all Directors, and which challenges executives where appropriate. The Chairman facilitates constructive Board relations and the effective contribution of all Non-Executive Directors, and ensures Directors receive information in an accurate, timely and clear form that is relevant to the discharge of their obligations. It is the Board’s responsibility to ensure that management delivers on short-term objectives, whilst promoting the long-term success of the Company and the Barclays Bank Group.
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
The current Board comprises a Chairman, who was independent on appointment, two Executive Directors and seven independent Non-Executive Directors. The Board comprises a majority of independent Non-Executive Directors, bringing significant expertise and independent challenge. The independence of the Non-Executive Directors is considered by the
Board Nominations Committee annually. The percentage of independent Non-Executive Directors, including the Chairman, on the Board is 80%. In respect of its Committees, except for the Board Sustainability Committee whose membership comprises 83% independent Non-Executive Directors, the percentage of independent Non-Executive Directors on each of the Board Nominations Committee, Board Audit Committee, Board Risk Committee and Board Remuneration Committee is
100%.
There is no workforce representative on the Board or its Committees.
Non-Executive Directors' time commitment and conflicts of interest
Non-Executive Directors, including the Chairman, are informed of the minimum time commitment prior to their appointment and they are required to devote sufficient time to the Company to discharge their responsibilities effectively.

Barclays Bank PLC 2025 Annual Report on Form 20-F	6
Governance
Corporate governance statement
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
In accordance with the Act and the Company's Articles of Association (Articles), the Board has authority to authorise conflicts of interest, and this ensures that the influence of third parties does not compromise or override the independent judgement of the Board. A conflicts register is maintained by the Company, which is a record of actual and potential conflicts, together with any Board authorisation of the conflict.
Executive Committee
During 2025, the BBPLC Executive Committee membership included the Chief Executive Officer, the President of BBPLC and
Head of Investment Bank Management, the heads of the four operating divisions within the Barclays Bank Group: UKCB,
PBWM, the Investment Bank (IB) and USCB, the BBPLC Chief Financial Officer, BBPLC Chief Risk Officer, and other BBPLC functional partners.
We welcomed the following new members of the BBPLC Executive Committee in 2025:
•Olivier Vigneron, Chief Risk Officer
•Georges Lauchard, Chief Operating Officer
•Kate Vetch, Chief Compliance Officer
Anna Cross joined the BBPLC Executive Committee in 2025 as Interim BBPLC Chief Financial Officer, following the resignation of Aunoy Banerjee as BBPLC Chief Financial Officer, who stepped down on 23 October 2025.
The BBPLC Executive Committee meets quarterly and is chaired by the President of BBPLC and Head of Investment Bank
Management. In addition to the day-to-day management of the Company, the Executive Committee supports the Chief
Executive Officer in ensuring that the Barclays values, strategy and culture align, are implemented and are communicated consistently to colleagues.

Principle Three: Composition, succession and evaluation
A board with the right balance of skills, experience, independence and knowledge is critical to the sustainable delivery of value to the company’s shareholder and broader stakeholders. The size of the board should be guided by the scale and complexity of the company and appointments should be based on merit against objective criteria, and having regard to the
Board's Inclusion and Opportunity Policy, and subject to a formal, rigorous and transparent procedure, which is underpinned by an effective succession plan for the board and senior management. A successful board is a cohesive board that provides informed and constructive challenge to the management team and measures its effectiveness.

▪The membership of the Board is drawn exclusively from the BPLC Board. The size and composition of the Board is considered appropriate for the Barclays Bank Group. There is a good balance between Executive and independent Non-
Executive Directors, with the Non-Executive Directors able to provide essential independent challenge. Board members have a strong combination of technical, financial (including significant financial services experience) and commercial skills along with broader experience in culture and colleague engagement. Further detail on industry and leadership experience and international experience, on the basis of Board composition as at 31 December 2025, is set out in the tables below.
▪All appointments to the Board are based on merit against objective criteria, and having regard to the Board Inclusion and
Opportunity Policy. Board appointments are made following a formal, rigorous and transparent process, facilitated by the Board Nominations Committee, with the aid of external search consultancy firms. The Board Nominations
Committee oversees succession to both Board and senior management positions.
▪The Company continues to strive to build an inclusive workplace, making the most of the different backgrounds, perspectives, and experiences of our colleagues to better serve the Barclays Bank Group's customers and clients. You can read more about Barclays' approach to inclusion within the Colleagues section of the Barclays PLC Annual Report 2025 and in the Inclusion and Opportunity section below.
▪There is regular review of the leadership and succession needs of the business to maintain depth and diversity of thought in the talent and succession pipeline at the Board, executive and key management level. This remains a key focus to maintain the quality of leadership that is in place to lead the business in the delivery of the Barclays Bank
Group's strategy.
▪Ongoing training and professional development is key in providing Board members with a deeper and more granular understanding of the business, contributing to informed and sound decision-making. Further information on training and induction for Directors in 2025 can be found in the Training and induction section later in this report.
▪Effectiveness is supported through annual reviews of the Board, Board Committees and individual Directors. In 2025, the
Board, Board Committee and individual Director effectiveness reviews were conducted internally.
▪Feedback from the 2025 Board effectiveness review indicated that the Board continues to operate effectively, with a collegiate and respectful culture. The review noted that meetings are well-chaired and that the Board provides an appropriate balance of support and constructive challenge. The interaction between the Board and the Board
Committees was commented on favourably, providing appropriate visibility of key matters and emerging themes.

Barclays Bank PLC 2025 Annual Report on Form 20-F	7
Governance
Corporate governance statement
Feedback indicates that concurrent meetings of the BPLC and BBPLC Boards remain effective and continue to work well in practice.

Industry and leadership experience[1] (number of Directors)		International experience[2] (number of Directors)
Financial services	10	UK	10
Political/Regulatory Experience	10	US	5
Current/recent Chair/CEO	8	Rest of the World	5
Accountancy/Auditing	4
Operations/Technology	2
1 Individual Directors may fall into one or more categories.
2 International experience is based on the location of the headquarters/registered office of a company. Individual Directors may fall into one or more categories.
Board Nominations Committee
The Board Nominations Committee is comprised solely of independent Non-Executive Directors. The Board Nominations
Committee is chaired by Nigel Higgins, as Chair of the BBPLC Board. Julia Wilson is the other member of the Committee.
Diane Schueneman stepped down with effect from 31 January 2025.
The Board Nominations Committee held two scheduled and no ad hoc meetings in 2025. Board Nominations Committee meetings were attended during the year by the Chief Executive Officer and the Barclays Group Human Resources Director.
Attendance at Board Nominations Committee meetings during 2025 was as follows:

Member	Meetings attended / eligible to attend	Effective date
Nigel Higgins (Chair)	2/2	Appointed 1 March 2019
Julia Wilson	2/2	Appointed 1 April 2023
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
During 2025, the principal activities of the Board Nominations Committee included:
▪Reviewing and approving Board and Board Committee size, composition and succession planning, taking into account tenure, time commitment, skills, knowledge, experience and independence of the Directors, and identifying any desirable skills to aid the Company in operating and competing effectively (and leading the search and recruitment process).
▪Receiving updates on the Company’s executive governance framework, executive talent and succession management, including Executive Committee succession planning and reviewing and approving proposed changes to Executive
Committee composition.
▪Continuing to support, alongside the Board, the Barclays Group’s inclusion and opportunity strategy. You can read more about Barclays' approach to inclusion within the Colleagues section of the Barclays PLC Annual Report 2025.
▪Recommending to the Board for adoption an updated version of the Board Inclusion and Opportunity Policy in February
2026, to ensure the policy continues to reflect the Group's inclusion and opportunity strategy. The Policy confirms that the Board aims to meet the recommendations of the FTSE Women Leaders Review regarding gender balance on boards and the Parker Review on ethnic representation on boards.
▪Receiving updates on succession planning for the Company's main subsidiary company boards.
▪Considering an interim review of the 2024 Board effectiveness recommendations, and approving that an internally conducted Board, Board Committee and individual Director effectiveness review be undertaken in respect of 2025.
The Board Nominations Committee effectiveness review was internally conducted for 2025, with the results confirming that the Committee is operating effectively.
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
The Board Nominations Committee regularly reviews the composition of the Board, Board Committees and Executive
Committee and the core skills, experience, knowledge and diversity of thought required. For the Board, it is standard practice to appoint any new Non-Executive Director or Chair for an initial three-year term, which may be extended for up to a further

Barclays Bank PLC 2025 Annual Report on Form 20-F	8
Governance
Corporate governance statement
three-year term. As such, Non-Executive Directors typically serve up to a minimum of six years, although this period may be extended where considered appropriate by the Board Nominations Committee.
Inclusion and opportunity
On the recommendation of the Committee, the Board adopted an updated version of the Board Inclusion and Opportunity
Policy in February 2026, as described above. The policy confirms the Board's support for the Barclays Group's culture in which Barclays is committed to continuing to build an inclusive workplace.
Training and induction
The Committee, together with the Group Company Secretary, supports the Group Chairman in facilitating continuous training and development for Directors. Directors are encouraged to participate in regular training and development sessions integrated within the Board and Board Committee schedules, and may additionally request tailored training as required. In
2025, Directors enhanced their business knowledge through Board deep dives into the Company's operating divisions and key Group functions, including Legal, Risk, Compliance, and Internal Audit. The Board also received regular updates on corporate governance matters and certain Barclays’ Compliance Risk policies, including financial crime, as well as an annual briefing on the Senior Managers Regime.
A tailored induction programme is delivered for all new Directors appointed to the Board. This provides them with an understanding of the Barclays Bank Group, its purpose, strategy, business areas and key issues it currently faces. When a
Director joins a Board Committee, the schedule also includes an induction to the operation of that Board Committee.

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
The Board Audit Committee held 13 scheduled meetings and three ad hoc meetings in 2025. Board Audit Committee meetings were attended by representatives from the Barclays Group and BBPLC management in respect of matters relevant to their business or function area, including (as appropriate) the Chief Executive Officer, Barclays Group Finance Director,
the Group Controller, the BBPLC Chief Financial Officer, the Barclays Group and BBPLC Chief Internal Auditor, the Barclays
Group Chief Compliance Officer, the Barclays Group Chief Operating Officer, the Head of Group Control, and Barclays Group
General Counsel. The Company’s statutory auditor, KPMG, also attended Committee meetings.
Attendance at Board Audit Committee meetings during 2025 was as follows:

Barclays Bank PLC 2025 Annual Report on Form 20-F	9
Governance
Corporate governance statement

Member	Meetings attended / eligible to attend	Ad hoc meetings attended / eligible to attend	Effective date
Julia Wilson (Chair)	13/13	3/3	Appointed 1 April 2023
Robert Berry	13/13	3/3	Appointed 1 March 2022
Marc Moses	13/13	3/3	Appointed 23 January 2023
Diane Schueneman	2/2	N/A	Stepped down 31 January 2025
Additionally, as part of the Company’s commitment to effective oversight and allocation of responsibilities between the
BPLC Board Audit Committee, BBPLC Board Audit Committee and the BBUKPLC Board Audit Committee, Julia Wilson held regular meetings during 2025 with the BBUKPLC Board Audit Committee Chair to share relevant information and to ensure embedment of information flows and governance practice. In addition, discussions were held with the board audit committee chairs of the Company’s other major subsidiaries, Barclays Bank Ireland PLC (Barclays Europe) and Barclays US
LLC (IHC).
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
During 2025, the principal activities of the Board Audit Committee included:
•Financial reporting: assessing the appropriateness of BBPLC's financial disclosures, including considering feedback from
KPMG and management's review of controls relating to financial reporting. The Committee reviewed and recommended to the BBPLC Board for approval the BBPLC Annual Report 2024 and the BBPLC Results Announcement for the period ended 30 June 2025. The Committee recommended to the Board that the financial statements should be prepared on a going concern basis. The Committee also received an update on the reporting requirements under Corporate
Sustainability Reporting Directive (CSRD) for BBPLC and approach to the 2025 double materiality assessment.
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
▪Legal, competition and regulatory provisions: evaluating advice on the status of current legal, competition and regulatory matters and considering management’s judgements on the level of provisions, including challenging management on the timeliness of raising provisions as well as understanding areas of KPMG challenge. The Committee reviewed and challenged management's approach to the provision raised for motor finance. Seeking KPMG's views on the reasonableness of management's position, the Committee focused in particular on the methodology to determine the level of provision for motor finance claims and the reasonableness of assumptions made by management in developing the proposed methodology.
▪Valuations: monitoring the valuation methods applied by management to significant valuation items and areas of judgement in relation to matters impacting the Barclays Bank Group.
▪Tax: considering tax matters relating to the Barclays Bank Group, including the tax strategy, compliance with the Group's
Tax Principles and judgements related to tax risk and the recognition and measurement of deferred tax assets. The
Committee monitored interactions with tax authorities, development in tax litigation matters and material tax risks
(including the adequacy of tax provisions and KPMG's views). The Committee also monitored the potential impact of US legislative changes in relation to tax on the Barclays Bank Group.
▪Internal controls and business control environment: monitoring and evaluating the status of the more significant control matters and remediation programmes across the Barclays Bank Group. The Committee also discussed reports from the heads of UKCB, PBWM, IB and USCB on their control environment, together with views from the second and third lines of defence.
▪Internal audit: receiving reports from Barclays Internal Audit (BIA) in relation to specific audits, key areas of focus and emerging themes with respect to businesses in the Barclays Bank Group; considering remediation plans arising from adverse audit reports and monitoring related remediation programmes; discussing BIA's assessment of the control environment in the Barclays Bank Group and key themes in Barclays Bank Group entities; and approving the annual BIA audit plan for the Barclays Bank Group. Committee members, along with the Barclays Europe and IHC board audit committee chairs, attended a 'BIA Teach In' which covered matters relating to People, BIA Strategy and Audit
Methodology.
▪External audit: reviewing and approving the annual external audit plan for the Barclays Bank Group (including the key areas of focus) and assessing the progress of the 2025 audit. The Committee also considered KPMG audit quality and discussed KPMG’s feedback and challenge of management on areas such as critical accounting estimates and judgements and internal controls. The Committee received an update on lessons learned following the first year of implementation of CSRD disclosures by BBPLC and Barclays Europe. The Committee recommended to the Board for

Barclays Bank PLC 2025 Annual Report on Form 20-F	10
Governance
Corporate governance statement
approval by shareholders of BBPLC at its 2025 AGM the reappointment of KPMG as the BBPLC external auditor. In addition, following the conclusion of a formal audit tender process the Committee recommended to the Board the re-
appointment of KPMG as BBPLC's statutory auditor with effect from the 2027 financial year. Refer to page 18 for further details about the audit tender process.
▪Speaking up: reviewing management's reports on whistleblowing matters, monitoring key whistleblowing metrics and considering potential whistleblowing trends.
The Board Audit Committee effectiveness review was internally conducted for 2025, with the results confirming that the
Committee is operating effectively.
Board Risk Committee
The Board Risk Committee is comprised solely of independent Non-Executive Directors with membership of the Committee broadly aligned with the BPLC Board Risk Committee. The Board Risk Committee is chaired by Robert Berry. Dawn
Fitzpatrick, Marc Moses and Julia Wilson are the other members of the Committee.
Board Risk Committee meetings are attended by management as appropriate, including the Chief Executive Officer, Barclays
Group Finance Director, Barclays Group Chief Risk Officer, BBPLC Chief Risk Officer, Barclays Group Chief Compliance
Officer, BBPLC Chief Compliance Officer, Barclays Group Treasurer, Barclays Group Chief Internal Auditor, Barclays Group
General Counsel and BBPLC General Counsel. The Company’s statutory auditor, KPMG, also attended meetings.
The Board Risk Committee held 10 scheduled meetings and three ad hoc meetings in 2025. Owing to other commitments or religious observance, some Directors were unable to attend certain meetings, however they received papers in advance and had the opportunity to share their views with the Chair ahead of the meetings.
Attendance at Board Risk Committee meetings during 2025 was as follows:

Member	Meetings attended / eligible to attend	Ad hoc meetings attended / eligible to attend	Effective date
Robert Berry (Chair)	10/10	3/3	Appointed 1 March 2022
Dawn Fitzpatrick	10/10	3/3	Appointed 1 January 2020
Marc Moses	8/10	3/3	Appointed 23 January 2023
Julia Wilson	10/10	2/3	Appointed 1 April 2023
The principal role and responsibilities of the Board Risk Committee, pursuant to its Terms of Reference, are to:
▪review, on behalf of the Board, the management of the principal risks as set out in the ERMF (with the exception of any matter with reputation risk which may have strategic implications relating to the Barclays Bank Group, which is a matter reserved to the Board)
▪consider and recommend to the Board, within the risk parameters set by the BPLC Board Risk Committee, the Company’s
risk appetite and tolerance for those principal risks
▪review, on behalf of the Board, the Barclays Bank Group’s risk profile for those principal risks
▪commission, receive and consider reports on key risk issues and emerging risks.
The Board Risk Committee continually considers the impact of issues on the Barclays Bank Group and the risk environment in which it operates. It reviews steps taken by the business to manage exposures in this context.
During 2025, the key activities of the Board Risk Committee included:
▪Recommending to the Board the adoption of the ERMF following the approval of the ERMF by the BPLC Board.
▪Further to reports presented by management on guidance and feedback received from key Barclays Group regulators, the Committee considered management's response to the matters raised by regulators, including updates on key remediation programmes, insofar as these related to the Barclays Bank Group.
▪Receiving an update from the Barclays Group Chief Risk Officer and Chief Compliance Officer on their observations on the Barclays Group's risk and compliance culture, which included reflecting on the Committee's role to support the embedment of the desired culture.
▪Advising the Board on the risk appetite and tolerance for the Barclays Bank Group in respect of the principal risks in the
ERMF when determining strategy, including recommending the BBPLC Risk Appetite Statement to the Board for
approval. The Committee adopted the aggregate stress loss limit allocation and stress loss limits for BBPLC.
▪Considering and approving the 2025 internal stress test (IST) scenario theme and severity and 2025 IST results, and recommending that the Board approve the MTP on the basis that risk appetite was met under the IST. The Committee also approved the results of the 2025 internal reverse stress test.
▪Considering updates on the results of Barclays US LLC's 2025 supervisory stress test conducted by the Federal Reserve
Board.
▪The Barclays Group Chief Risk Officer reported regularly on the Barclays Group's risk profile which included assessments of macroeconomic developments and geopolitical risks, in addition to reporting on key risks and portfolio metrics which included consideration of matters relevant to the Barclays Bank Group.
▪Receiving briefings on key risk themes in the context of the evolving risk environment in which the Barclays Bank Group operates.

Barclays Bank PLC 2025 Annual Report on Form 20-F	11
Governance
Corporate governance statement
▪Receiving focused business risk updates on Investment Banking, Global Markets, USCB, PBWM and UKCB, which included assessments of principal risks.
▪An ongoing focus on credit risk, including reporting on management actions being taken to mitigate risk in key portfolios.
▪Monitoring the capital, liquidity and financial resources of BBPLC to ensure it meets its regulatory requirements and obligations.
▪Following preliminary assessments of the BBPLC Internal Capital Adequacy Assessment Process (ICAAP) and Internal
Liquidity Adequacy Assessment Process (ILAAP) submissions in early 2025, subsequently approving the BBPLC ICAAP and ILAAP prior to their submission to the Prudential Regulation Authority (PRA).
▪Recommending to the Board for approval the BBPLC elements of the Barclays Group Recovery Plan.
▪Reviewing and considering the operational risks for Barclays Bank Group business as part of Barclays Group-wide reporting which included updates on key metrics and key operational risks, including those relating to transactions operations and the risks associated with new business activities.
▪The Committee maintained oversight of cybersecurity risk through updates on the Barclays Group-wide programme of work to enhance Barclays' cybersecurity capabilities insofar as matters related to the Barclays Bank Group.
▪Receiving regular reports on climate risk which covered matters including external regulatory trends, the global policy environment, progress against financed emissions reduction targets and actions to address increasing physical risks which considered matters relevant to the Barclays Bank Group's businesses.
▪Overseeing the management of compliance risk within BBPLC, including through regular reports from the Barclays
Group Chief Compliance Officer on the Barclays Group's compliance risk profile which included consideration of matters relevant to BBPLC. The Committee also received quarterly BBPLC compliance risk dashboards.
▪Monitoring financial crime risk in the Barclays Bank Group through quarterly updates on the Barclays Group-wide programme to enhance financial crime capabilities, Compliance opinions on the Barclays Group financial crime risk profile and BBPLC financial crime risk dashboards.
▪Considering the key conclusions from the due diligence conducted on the acquisition of Best Egg, Inc.
▪Considering the methodology for setting the ex-ante adjustments to the 2025 incentives pool.
The Board Risk Committee effectiveness review was internally conducted for 2025, with the results confirming that the
Committee is operating effectively.
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
supervision of the principal executive and financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, in accordance with (a) UK-adopted international accounting standards; (b) International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board

Barclays Bank PLC 2025 Annual Report on Form 20-F	12
Governance
Corporate governance statement
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
Management has assessed internal control over financial reporting as at 31 December 2025. In making its assessment, management utilised the criteria set out in the 2013 COSO framework. Management has concluded that, based on its assessment, internal control over financial reporting was effective as at 31 December 2025.
The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas.
Further information on supervision by financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 154 to 170.
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

▪The Barclays Group Remuneration Policy is set by the BPLC Board Remuneration Committee and reviewed and adopted by the BBPLC Board Remuneration Committee. The policy is designed to promote the long-term success of the Company and ensure that remuneration is aligned to the Barclays Bank Group's strategy and risk management approach.
~~▪~~Remuneration for executives and senior management is considered in the context of the wider workforce remuneration and alignment of incentives and rewards with performance and culture. Their remuneration is reviewed annually by the
BBPLC Board Remuneration Committee and the BPLC Board Remuneration Committee, as appropriate. No individual is involved in deciding their own remuneration.
~~▪~~Barclays Bank Group is committed to paying people fairly, with regards to their specific role, seniority, responsibilities, skills and experience and other factors that properly affect pay, in a way that balances the needs of the Barclays Bank
Group's stakeholders. You can find more information on the Barclays Fair Pay Agenda which underpins all remuneration decisions in the Remuneration report section of the Barclays PLC Annual Report 2025. The Barclays Bank Group also remains focused on strengthening our inclusive culture with a focus on empowering our colleagues and leaders, engaging our communities and driving company success. You can find more information on our approach to Inclusion &
Opportunity in the Barclays PLC Annual Report 2025. Our UK gender and ethnicity pay gaps are published in the Barclays
UK Pay Gaps 2025 disclosure.
Board Remuneration Committee
The Board Remuneration Committee is comprised solely of independent Non-Executive Directors. The Committee is chaired by Mary Francis. Dawn Fitzpatrick, Nigel Higgins and Julia Wilson are the other Committee members. As noted above, Mary
Francis is to step down from the Board and her role as Board Remuneration Committee Chair with effect from 6 May 2026.
Her successor as Chair of the Board Remuneration Committee will be announced in due course.
The Board Remuneration Committee held 5 scheduled and 1 ad hoc meetings in 2025. Meetings were attended by the
Group Chief Executive, Group Finance Director, Group Chief Risk Officer, Group Human Resources Director, and the Group
Reward and Performance Director/Co-Heads of Reward and Performance as required. Attendance at Board Remuneration
Committee meetings during 2025 was as follows:

Barclays Bank PLC 2025 Annual Report on Form 20-F	13
Governance
Corporate governance statement

Member	Meetings attended / eligible to attend	Effective date
Mary Francis	6/6	Appointed 25 September 2019
Dawn Fitzpatrick	6/6	Appointed 1 July 2021
Nigel Higgins	5/5	Appointed 31 January 2025
Julia Wilson	6/6	Appointed 1 July 2023
The principal role and responsibilities of the Committee, pursuant to its Terms of Reference, are to:
▪set the overarching principles and parameters of remuneration policy for the Barclays Bank Group within the parameters set by the BPLC Board Remuneration Committee;
▪consider and endorse the incentive pool for the Barclays Bank Group and the remuneration of key Barclays Bank Group executives and other specified individuals as determined by the Board Remuneration Committee from time to time; and
▪exercise oversight over remuneration issues within the Barclays Bank Group.
During 2025, the principal activities of the Committee included:
▪Reviewing the Barclays Group Reward Policy and confirming its continued adoption;
▪Reviewing the Board Remuneration Committee's Control Framework, Terms of Reference, annual activity and effectiveness;
▪Reviewing and adopting the methodology and framework for 2025 incentive funding, and reviewing and endorsing the resulting incentive pool, including considering financial performance and risk updates (and the appropriateness of risk adjustments to incentives);
▪Considering the remuneration structures for Material Risk Takers (MRTs) in the context of the new PRA/ FCA UK bank pay regulations;
▪Considering updates on the review of wider workforce remuneration, and UK gender and ethnicity pay gaps;
▪Considering regular updates on stakeholders matters, regulatory and legal considerations and pay round considerations;
▪Reviewing and approving, as appropriate, specific remuneration proposals for individuals within the Committee’s remit;
and
▪Considering and approving recommendations of the Remuneration Review Panel, which supports the Committee in overseeing the alignment of remuneration with the conduct expectations of Barclays, its regulators and its stakeholders.
The Board Remuneration Committee effectiveness review was internally conducted for 2025, with the results confirming that the Committee is operating effectively.

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
▪The Company’s long-standing commitment to the importance and value of colleague engagement continues; the
Company’s people are its most valuable asset. While there is no designated workforce engagement Director on the
BBPLC Board, the Board receives feedback on culture and colleague engagement during the year through, for example, updates on colleague and workforce matters presented to Board meetings. Board members also have the opportunity to engage with colleagues during the year at colleague events. Further detail on the Company’s workforce commitment and engagement model can be found in the Colleagues section on page 43.
▪The Board Sustainability Committee supports the Board's oversight of climate and sustainability matters, in accordance with its Terms of Reference.
Board Sustainability Committee
The Board Sustainability Committee comprises a majority of independent Non-Executive Directors, with membership of the
Committee broadly aligned with the BPLC Board Sustainability Committee. The Board Sustainability Committee is chaired by
Nigel Higgins. Robert Berry, Dawn Fitzpatrick, Mary Francis, C.S. Venkatakrishnan and Julia Wilson are also members of the
Committee. As noted above, Mary Francis is to step down from the Board and her role as a member of the Board
Sustainability Committee with effect from 6 May 2026.

Barclays Bank PLC 2025 Annual Report on Form 20-F	14
Governance
Corporate governance statement
The Board Sustainability Committee held three scheduled meetings and one ad hoc meeting in 2025. Owing to other commitments or illness, some Directors were unable to attend certain meetings, however they received papers in advance and had the opportunity to share their views with the Chair ahead of the meetings. Board Sustainability Committee meetings are attended by management including the Head of Public Policy and Corporate Responsibility, Group Head of Sustainable
and Transition Finance, and the Head of Legal, Public Policy and Corporate Responsibility. Attendance at Board Sustainability
Committee meetings during 2025 was as follows:

Member	Scheduled meetings attended / eligible to attend	Ad hoc meetings attended / eligible to attend	Effective date
Nigel Higgins (Chair)	3/3	1/1	Appointed 23 March 2023
Robert Berry	2/3	1/1	Appointed 23 March 2023
Dawn Fitzpatrick	1/3	1/1	Appointed 23 March 2023
Mary Francis	3/3	1/1	Appointed 23 March 2023
CS Venkatakrishnan	3/3	1/1	Appointed 23 March 2023
Julia Wilson	3/3	1/1	Appointed 1 April 2023
The principal role and responsibilities of the Board Sustainability Committee, pursuant to its Terms of Reference, are:
▪supporting and advising the Board in its oversight of climate and sustainability matters relating to (i) the services and products provided to the Company's clients and customers, (ii) particular sectors, and (iii) its own corporate activities
▪supporting the Board in monitoring the implementation of the Company’s climate and sustainability strategy and reviewing and making recommendations to the Board on the suitability of material changes to its strategy.
▪reporting to the Board on the climate and sustainability matters for which it is responsible, escalating issues and making recommendations to the Board where appropriate.
During 2025, the principal activities of the Committee included:
▪Detailed discussion and review of the Barclays Transition Update ahead of publication. The Committee considered the risks and opportunities presented by the transition.
▪Discussions were informed by external perspectives, including external legal and policy experts, and underpinned by management's active engagement with external stakeholders. The Committee also received regular updates on external developments, market practice and regulatory changes.
▪The Committee discussed the continuing work to advance Barclays position on nature and human rights, recognising the growing importance of these issues to stakeholders and to the long-term sustainability of the business.
The Board Sustainability Committee effectiveness review was internally conducted for 2025, with the results confirming that the Committee is operating effectively.
Additional information relating to sustainability matters
Board and Board Committee oversight of sustainability matters
The Board sets the strategic direction for BBPLC. Further details on the role and responsibilities of the Board are set out in
Principle One: Board Leadership and company purpose. Further to this, the Board and, as appropriate, its Committees oversee sustainability matters which may, where appropriate, include material impacts, risks and opportunities (IROs) as relevant.
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
•Recognising the importance of climate and sustainability matters and the growing importance of other sustainability areas including nature, the Board Sustainability Committee supports and advises the Board in its oversight of climate and sustainability matters, including related risks and opportunities. The Chief Executive Officer is an Executive member of the Board Sustainability Committee and in that role brings invaluable climate and sustainability insights to the
Committee’s discussions, including external perspectives from his outside engagements.
•The Board Risk Committee oversees risk appetite and the management of principal risks, including climate risk. In evaluating BBPLC’s risk profile, the Committee’s considerations include the risk of financial losses arising from climate change through physical risks and risks associated with transitioning to a lower carbon economy and progress against the Barclays Group’s financed emissions reduction targets (insofar as BBPLC contributes to these targets).
•The role of the Board Remuneration Committee includes exercising oversight over remuneration issues within the BBPLC
Group, including the Fair Pay Agenda and gender and ethnicity pay gaps.

Barclays Bank PLC 2025 Annual Report on Form 20-F	15
Governance
Corporate governance statement
The Matters Reserved to the Board and Committee Terms of Reference are reviewed on a regular basis and updated as required, including if appropriate, to reflect changes in the nature of BBPLC's business and any relevant material IROs.
Skills and expertise related to sustainability matters
Board members and members of relevant Board Committees (for example, the Board Sustainability Committee) are able to reflect on and deepen their skills and expertise on sustainability matters, including in relation to our IROs as relevant, through periodic briefings on key business developments and external developments provided by management. Further information regarding briefings related to our material sustainability matters (including where appropriate updates regarding their management) provided to the Board during 2025 can be found in Principle One: Board leadership and company purpose (see the 'What the Board did in 2025' section). Information regarding the key sustainability-related activities of relevant Committees in 2025 can be found in Principle Three: Composition, succession and evaluation, Principle
Four: Audit, risk and internal control, Principle Five: Remuneration and Principle Six: Stakeholder relationships and engagement.
Where the Board or a Board Committee identifies that additional expertise and insight would be helpful to support informed decision-making, they are able to call on internal subject matter experts to provide additional briefings and training on particular material sustainability matters. Where appropriate, training may be requested from relevant external experts.

Barclays Bank PLC 2025 Annual Report on Form 20-F	16
Governance report
Directors’ report
The Directors present their report together with the audited accounts for the Company for the year ended 31 December
2025.
Other information that is relevant to the Directors’ report, and which is incorporated by reference into this report, can be located at:

Pages
Corporate governance statement	2 to 15
Risk management	47 to 70
Principal risks	47, 71 to 83

Disclosures required pursuant to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as updated by the 2018 Regulations can be found on the following pages:
Engagement with employees (Sch.7 Para 11 and 11A Regs 2008/2018)	43
Financial Instruments (Sch.7 Para 6 Regs 2008)	208
Hedge accounting policy (Sch.7 Para 6 Regs 2008)	211

Profits and dividends
The results of the Barclays Bank Group show statutory profit after tax of £4,658m (2024: £3,748m). The Barclays Bank
Group had net assets of £62,313m as at 31 December 2025 (2024: £59,220m).
The Company declared a £1,175m dividend to its parent, Barclays PLC, in respect of 2025, which is expected to be paid on or around 10 February 2026.
Dividends paid on preference shares for the year ended 31 December 2025 amounted to £32m (2024: £41m).
Further details on dividends on ordinary shares and preference shares paid in 2025 are set out in Note 10 to the financial statements.
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
Shareholder rights in relation to shareholder meetings
The Company is required to hold an annual general meeting each year in addition to such other general meetings as the directors think fit. 21 clear days' notice must be given for an annual general meeting and 14 clear days'  notice must be given for any other general meeting.  The Company is also required to hold a general meeting if so requested by a shareholder or shareholders representing at least 5% of such of the paid-up capital of the Company as carries the right of voting at general meetings of the Company. Such a meeting must be called within 21 days of the Company being required to hold such a meeting and must be held not more than 28 days after the notice convening such a meeting.
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
hands, by a majority of not less than 75% of the votes cast or, on a poll, by shareholders representing not less than 75% of the total voting rights of the voting shareholders.
Holders of preference shares have no right to receive notice of, attend or vote at, any general meetings of the Company.

Barclays Bank PLC 2025 Annual Report on Form 20-F	17
Governance report
Directors’ report
Powers of Directors to issue and allot or buy back the Company’s shares
The powers of the Directors are determined by the Act and the Articles. No shares were issued or bought back in 2025 except as set out in 'Repurchase of shares' below. The Directors are authorised to issue and allot shares and to buy back shares subject to annual shareholder approval at the AGM. Such authorities were granted by shareholders at the 2025 AGM.
It will be proposed at the 2026 AGM that the Directors be granted new authorities to allot and buy back shares.
Repurchase of shares
The Company did not repurchase any of its ordinary shares in 2025. 31,856 Euro non-cumulative callable preference shares of €100 each were redeemed and cancelled by the Company on 16 June 2025.
Directors
The list of current Directors of the Company can be found in the Corporate Governance Statement on page 2. Changes to
Directors during 2025 and up to the date of this report are set out below. As noted elsewhere in this report, Mary Francis will step down from the Board with effect from 6 May 2026.

Name	Role	Effective date
Diane Schueneman	Non-Executive Director	Stepped down 31 January 2025
Mary Mack	Non-Executive Director	Appointed 1 June 2025
Directors’ indemnities
Qualifying third party indemnity provisions (as defined by section 234 of the Act) were in force during the course of the financial year ended 31 December 2025 for the benefit of the then Directors of the Company and the then directors of certain of the Company's subsidiaries and, at the date of this report, are in force for the benefit of the Directors of the
Company and the directors of certain of the Company's subsidiaries in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office. The Barclays Group also maintains Directors’
& Officers’ Liability Insurance which gives appropriate cover for legal action brought against its Directors.
Qualifying pension scheme indemnity provisions (as defined by section 235 of the Act) were in force during the course of the financial year ended 31 December 2025 for the benefit of the then directors and, at the date of this report are in force for the benefit of directors of Barclays Pension Funds Trustees Limited as trustee of the Barclays Bank UK Retirement Fund, and
Barclays Executive Schemes Trustees Limited as Trustee of Barclays Capital International Pension Scheme (No.1) and
Barclays PLC Funded Unapproved Retirement Benefits Scheme. The directors of the trustees are indemnified against liability incurred in connection with the trustee’s activities in relation to the aforementioned schemes.
Political donations
The Barclays Bank Group did not give any money for political purposes in the UK or outside the UK, nor did it make any political donations to political parties or other political organisations or to any independent election candidates, or incur any political expenditure during the year. Details of any political contributions made by the wider Barclays Group can be found in the Barclays PLC Annual Report 2025.
Support for candidates and colleagues with disabilities and long-term conditions
Barclays' commitment to inclusion includes ensuring that candidates with disabilities and long-term health conditions receive support and adjustments in the application process and beyond. Barclays welcomes applications from all candidates and is committed to ensuring reasonable adjustments (accommodations) are put in place to ensure a fair and inclusive candidate experience. Barclays is committed to providing all colleagues with the support and tools they need to have a productive and fulfilling career. We can consider making adjustments to remove or reduce barriers colleagues might face if they have a disability, health concern or mental health condition. We also ensure opportunities for training, career development and promotion are available to all.
Engagement with customers, suppliers and others in a business relationship with the Company
The Barclays Group asks its TPSPs to (i) make responsible decisions that, where relevant, take our stakeholders' needs into account in both the short and long term and (ii) to comply with all applicable laws, rules and regulations within the geographies in which they operate.
The Barclays Group’s standard approach1 to TPSP onboarding and contract renewal begins by assessing the inherent risk associated with the goods and/or services being provided in-line with Barclays’ TPSP risk assessment process. TPSPs that are assessed as being above a low risk of exposure from a business risk perspective are subject to the Barclays Group’s
Supplier Control Obligations (SCOs). Prior to contractual agreement and service go-live, these TPSPs are required to confirm adherence to the SCOs (subject to negotiation) and the TPSP CoC.
Note
1Where financial institutions and market counterparties provide services to the Barclays Group, the nature of the services leveraged, may require an alternate onboarding approach and as such some control expectations may not be applicable. This is assessed at the point of onboarding.

Barclays Bank PLC 2025 Annual Report on Form 20-F	18
Governance report
Directors’ report
TPSPs to whom the SCOs apply will be actively managed and subject to controls assurance on an annual basis to assess whether the control requirements and expectations outlined within the TPSP CoC are being met. Where TPSPs are unable to meet our expectations defined within the SCOs and the TPSP CoC, the issue will be managed, as appropriate, in-line with the
Barclays Group’s Issue Management Standard. The TPSP CoC and SCOs are published on the Barclays Group public website for all new and existing TPSPs to view and are refreshed at least annually to help ensure the Barclays Group expectations continue to be met.
Branches and Country-by-Country reporting
The Barclays Bank Group operates through branches, offices and subsidiaries in the UK and overseas. Those branches are in a number of different jurisdictions including in Hong Kong, Singapore and New York. The Company is exempt from publishing information required by the Capital Requirements (Country-by-Country Reporting) Regulations 2013 as this information is published by its parent, BPLC. This information is available on the Barclays website: home.barclays/
annualreport.
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
•People, purpose, values and mindset - Our people are our organisation. We deliver success through a purpose-
driven and inclusive culture;
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
In our 2024 Annual Report, we disclosed Barclays PLC's intention to conduct a formal audit tender process for the role of the
Barclays Group statutory auditor (including BBPLC). The audit tender process was conducted in early 2025 and overseen by the BPLC Board Audit Committee (with support from the BBPLC Board Audit Committee). Following conclusion of the audit tender process in May 2025, upon recommendation from the BBPLC Board Audit Committee, the BBPLC Board confirmed the re-appointment of KPMG as BBPLC's statutory auditor with effect from the financial year ending 31 December 2027.
For further information about the audit tender process, please refer to the report of the Board Audit Committee in the
Barclays PLC Annual Report 2025.
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
Under the Policy, except for specific categories of ‘permitted’ services that require explicit Board Audit Committee approval, the BPLC Board Audit Committee has pre-approved all permitted services for which fees are less than £100,000 and certain other annual recurring non-audit services. All requests to engage the statutory auditor are assessed by independent management before work can commence. Requests for permitted service types in respect of which the fees are expected to meet or exceed the above threshold, but expected to be less than £250,000, must be approved by the Chair of the BPLC

Barclays Bank PLC 2025 Annual Report on Form 20-F	19
Governance report
Directors’ report
Board Audit Committee before work is permitted to begin. Services where the fees are expected to be £250,000 or higher must be approved by the BPLC Board Audit Committee as a whole. All expenses and disbursements must be included in the fees calculation. More information on the Policy can be found in the Barclays PLC Annual Report 2025.
The fees payable to KPMG for the year ended 31 December 2025 amounted to £57m (2024: £57m), of which £16m (2024:
£15m) was payable in respect of non-audit services. A breakdown of the fees payable to the auditor for statutory audit and non-audit work can be found in Note 38 to the financial statements.
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
Directors’ responsibilities
The following statements, which should be read in conjunction with the auditor’s report set out on pages 172 to 174, are made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditor in relation to the accounts.
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
By order of the Board
Hannah Ellwood
Company Secretary
9 February 2026
Barclays Bank PLC
Registered in England. Company No. 1026167
Registered office, 1 Churchill Place, London E14 5HP

Barclays Bank PLC 2025 Annual Report on Form 20-F	20
Schedule to the Directors' Report: Sustainability Statement
General information
Sustainability Governance
Board and Board Committee oversight of sustainability matters
Specific information relating to our Board and its Committees can be found in the Corporate governance statement from page 2. In particular:
•Information on the composition and diversity of our Board and its Committees is set out on page 2 (the table in
‘The Board’ section), page 5 (Principle Two: Division of responsibilities, ‘The Board’ section), page 7 (Principle
Three: Composition, succession and evaluation, the tables setting out industry and leadership experience and international experience) and page 8 (Principle Three: Composition, succession and evaluation, the ‘Inclusion and opportunity’ section);
•Information on the roles and responsibilities of our Board and its Committees in relation to sustainability matters and how these are reflected in governance documentation is set out on page 14 (Additional information relating to sustainability matters, the ‘Board and Board Committee oversight of sustainability matters’ section);
•Information relating to the skills and expertise of Board and Committee members in relation to sustainability matters is set out on page 15 (Additional information relating to sustainability matters, the ‘Skills and expertise related to sustainability matters’ section);
•For further information on how the Board and its Committees are informed about our material impacts, risks and opportunities, see page 15 (Additional information relating to sustainability matters, the ‘Skills and expertise related to sustainability matters’ section);
•For further information on how the Board and its Committees consider our material impacts, risks and opportunities when overseeing our strategy, risk management and any decisions on major transactions, see page
14 (Additional information relating to sustainability matters, the ‘Board and Board Committee oversight of sustainability matters’ section); and
•Information about the material risks, impacts and opportunities considered by the Board and its Committees during
2025 is set out on page 15 (Additional information relating to sustainability matters section).
Management’s role in the governance processes
Oversight and management of Barclays' climate and sustainability strategy, of which Barclays Bank Group is a key contributor, continues to be embedded in business-as-usual management structures, including executive committees.
These committees are mandated and form part of Barclays’ formal governance architecture. Each committee is itself governed by Terms of Reference that lay out the duties, decision-making authority and escalation route of any material issues. The executive management committees receive periodic briefings on matters including climate change and consider both risks and opportunities. Climate and sustainability-related risks are assessed and escalated where relevant through the various risk forums.
The GSC is a sub-committee of Group ExCo and is chaired by the Group Head of PPCR. GSC members include senior sustainability representatives from across the businesses, including the Group Head of Sustainable and Transition Finance,
as well as members representing key functions across the Group.
The GSC is responsible for approving and recommending sustainability matters on behalf of Group ExCo to the Board
Sustainability Committee as appropriate. The GSC is also responsible for determining, agreeing or recommending sustainability position statements, frameworks, targets, relevant disclosures and advocacy areas necessary to support strategy delivery and agreeing the strategic change priorities to support overall sustainability strategy.
The Group Risk Committee (GRC) is the designated forum to review risk profile, risk practices and recommend, where necessary, updates to the Board Risk Committee. In relation to climate, the GRC reviews and recommends proposed risk appetite and relevant limits to the BRC. To support the oversight of Barclays' climate risk profile, the Climate Risk Committee
('CRC') was established  as a sub-committee of GRC. The CRC is responsible for reviewing and approved a range of updates including the climate risk exposures, risk appetite, limits and plans for embedding climate risk into business activities.
Additionally, climate-related risk metrics, risk trends, climate scenario analysis and stress test exercises, and progress against targets are reviewed and discussed at the CRC.
The Disclosure Committee (DisCom), which is chaired by the Group Finance Director, has been set up as a sub-committee of the Group ExCo. DisCom is convened to review and monitor the integrity of the Group’s financial and narrative statements and other information provided to stakeholders, whether by means of announcement or otherwise. In addition to reporting to the Group ExCo, DisCom also reports to the Board Audit Committee (BAC). DisCom is convened to undertake a number of specific duties, including:
•Financial reporting: to review and monitor the integrity of the Group’s financial statements, interim management statements, preliminary announcements (if prepared), and any other formal announcements relating to the
Group’s financial performance

Barclays Bank PLC 2025 Annual Report on Form 20-F	21
Schedule to the Directors' Report: Sustainability Statement
General information
•Narrative reporting: to review and monitor the integrity of the Group’s narrative statements, including but not limited to the BPLC, BBPLC and BBUKPLC Annual Reports, the BPLC Country Snapshot and the BPLC Modern
Slavery Statement
The Group Reputation Risk Committee (GRRC) is a sub-committee of the Group ExCo which reviews and challenges, and directs as appropriate, the management and mitigation of Reputation Risk matters in Barclays Group as they are brought to the attention of the GRRC via relevant Reputation Risk assessment and escalation processes. This includes Reputation Risk associated with sustainability related matters. The GRRC is co-chaired by the Head of Public Policy and Corporate
Responsibility and Group Chief Compliance Officer, and members include the Group Chief Risk Officer and Group General
Counsel.
BBPLC Business-Level Committees
Business-level committees are convened for senior management to review transactions with potential material Reputation
Risk to Barclays, These may include transactions involving climate and sustainability-related risks. Where particularly heightened risks are identified, these transactions may be escalated to the Group Reputation Risk Committee.  Matters reviewed by these committees include transactions, relationships, agreements, strategies and other business activities.
ERMF Oversight
The ERMF governs the way in which the Barclays Bank Group identifies and manages its risks. It outlines the highest level arrangements for risk management by setting out standards, objectives and key responsibilities of different groups of employees of the Barclays Bank Group. The ERMF is complemented by frameworks, policies and standards which are mainly aligned to individual principal risks:
•frameworks cover high-level principles guiding the management of principal risks, and set out details of which policies are needed, and high-level governance arrangements;
•policies set out the control objectives and high-level requirements to address the key principles articulated in their associated frameworks. Policies state ‘what’ those within scope are required to do; and
•standards set out details of the control requirements to ensure the control objectives set by the policies are met.
In relation to the management of material impacts and opportunities, our standard business controls and operating procedures apply.
Sustainability-Related Performance in Incentive Schemes
Barclays’ Reward Policy, and the remuneration philosophy within, applies to all colleagues globally. It is set by the BPLC
Board Remuneration Committee and adopted by the BBPLC Board Remuneration Committee and is designed to promote the long-term success of Barclays and ensure that remuneration is aligned to the Barclays strategy and risk management approach. The remuneration philosophy includes our objectives to:
•Reward sustainable performance. Sustainable performance means making a positive and enduring difference to investors, customers and communities, delivering good customer outcomes, taking pride in leaving things better than we found them, and playing a valuable role in society.
•Support Barclays’ Values and culture, meaning that results must be achieved in a manner consistent with our
Values, and emphasising that our Values, culture and Mindset should drive the way that business is conducted.
•Align pay with risk appetite, risk exposure and conduct expectations, including sustainability-related risks. Barclays’
remuneration approach is designed to reward colleagues for achieving results in line with the Barclays' risk appetite and conduct expectations.
Incentives are delivered in the form of annual bonus awards for all employees (subject to eligibility criteria) and Long Term
Incentive Plan (LTIP) awards for the Executive Directors of BBPLC. Non-Executive Directors of BBPLC are not eligible for annual bonus awards or other incentives.
Annual bonuses incentivise and reward the achievement of the Barclays Group, business and individual objectives, and reward colleagues for demonstrating behaviours in line with Barclays’ Values and Mindset. Climate and sustainability-related performance is factored into annual bonus outcomes in two ways – via its impact on incentive pools and through individual performance assessments.
In determining the Group and BB PLC incentive pools, Barclays’ performance against non-financial measures, including climate and sustainability-related measures, is considered, impacting annual bonus awards of all employees. Since the assessment is holistic, there is no predetermined weighting for sustainability-related measures. For 2025, climate and sustainability-related measures considered as part of this assessment included:

Barclays Bank PLC 2025 Annual Report on Form 20-F	22
Schedule to the Directors' Report: Sustainability Statement
General information
•climate-related measures focused on progress towards Barclays’ Sustainable and Transition Finance target, reductions in its financed emissions and progress against targets relating to achieving net zero operations;
•consideration of how Barclays is investing in communities through programmes such as LifeSkills (including number of people upskilled and placed into work);
•colleague-related measures including engagement, culture and inclusion.
The incentive pools are also adjusted to take account of risks, both crystalised and potential future risks, and consideration is given to vulnerabilities across all of Barclays’ principal risks, which include climate risk.
Performance for all colleagues is assessed against individual performance objectives aligned to the consistently excellent standard. Where relevant, these objectives include sustainability-related considerations, which are tailored to the individual’s role. Individual bonus outcomes are determined based on Barclays Group, business and individual performance, and are discretionary, so there is no predetermined weighting for sustainability-related measures (except for the Executive Directors of BB PLC as described below). For employees earning higher bonuses and other employees identified as ‘Material Risk
Takers’, a significant portion of their annual bonus is deferred.
The Group Executive Committee members responsible for Barclays’ five business divisions, including those who are also BB
PLC Executive Committee members, have specific climate and sustainability-related objectives relevant to the businesses they manage included in their performance objectives and assessment. Their remuneration approach is aligned with the approach for all other colleagues and is reviewed annually by the BB PLC Board Remuneration Committee and, where appropriate, the B PLC Board Remuneration Committee. No individual is involved in deciding their own remuneration.
For the Executive Directors of BB PLC, who are also Executive Directors of B PLC, incentive outcomes are more structured than for other employees. The B PLC Board Remuneration Committee sets financial and non-financial measures aligned with the Barclays strategic priorities at the start of the performance period for each award. At the end of the performance period, performance against the measures is assessed and a detailed retrospective narrative is provided in the Annual Report. The measures include:
•In the 2025 annual bonus, 10% is based on a combination of measures relating to customers, clients and colleagues, which include engagement, culture and inclusion. A further 5% is based on an assessment of performance against risk awareness and operational excellence measures. The same will apply for the 2026 annual bonus.
•In the 2025-2027 LTIP, and the 2026-2028 LTIP, climate and sustainability-related measures are included as part of a broader category of measures relating to sustainability, customers and clients, weighted at 25%. The sustainability-related measures will likely include financing clients’ transition, reducing our financed emissions and achieving net zero operations, as well as supporting our communities.
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
Significant products, services, significant markets and customer groups
Barclays Bank Group's products and services and significant markets and clients served, including the UK, US and Europe, are outlined in the Investment Bank, UK Corporate Bank, US Consumer Bank and Barclays Private Bank and Wealth
Management content within our Performance review section set out on page 310.
Headcount
Barclays Bank Group had a workforce of 23,088 employees globally at the end of FY25 (FY24: 23,788).

Barclays Bank PLC 2025 Annual Report on Form 20-F	23
Schedule to the Directors' Report: Sustainability Statement
General information
Main features of our upstream and downstream value chain
Direct relationships in value chain
Upstream
•Investors: Barclays Bank Group is a wholly owned subsidiary of the Barclays Group, focused on creating long-term sustainable value for Barclays and ultimately its shareholders. Barclays Bank Group is also a frequent issuer in the debt capital markets and have wholesale and retail debt investors.
•Third-Party Service Providers (TPSPs)1: A TPSP is any entity that has entered into an arrangement with Barclays'
entities, including those in the Barclays Bank Group, to provide business functions, activities, goods and/or services. For example, through TPSPs, Barclays Bank Group obtains a wide range of goods and services including technology and facilities management, client-focused payment solutions, customer service, and clearing services, supporting colleagues through recruitment services, learning partnerships and other TPSPs that support multiple functions through data services.
Downstream
•Clients and Customers: Investment banking clients include corporates, money managers, financial institutions, governments and global organisations. Corporate clients are also served through the UK Corporate Bank. Private
Bank and Wealth Management primarily cater to high net-worth individuals. US Consumer Bank caters to retail and non-retail clients through the provision of cards. Barclays Bank Group also partners with distributors to provide co-
branded cards.
Indirect relationships in value chain
•Affected communities: Individuals or groups who may be affected by the actions, operations and/or value chains of those parties in Barclays Bank Group's upstream (TPSPs) or downstream (Clients and Customers) value chain.
•Workers in our value chain: Individuals who work in Barclays Bank Group's upstream or downstream value chains but may not have a direct contractual relationship with the Barclays Bank Group.
Note:
1  Third-Party Service Providers are equivalent to suppliers as defined in Annex II- Acronyms and Glossary of Terms in ESRS, published by Council of
European Union
Sustainability strategy and goals
Barclays Bank Group contributes to Barclays' sustainability strategy and goals. These are primarily focused on impacts, risks and opportunities arising from financing activities. Barclays Bank Group supports Barclays’ climate strategy, which focuses on working with clients on their transition, financing clients’ transition, and scaling climate technology, while integrating nature and social considerations. This is reflected in Barclays' target to facilitate $1trn of Sustainable and Transition Finance between 2023 and the end of 2030. The products and services offered as a part of this strategy are financing activities including debt and equity capital markets, corporate lending, trade finance and consumer lending. It applies to all Barclays businesses globally. These products and services help to generate positive social and environmental outcomes through financing of activities such as, but not limited to, energy efficiency, renewable energy, affordable housing, basic infrastructure and services.
Barclays Bank Group products and services that support the Barclays climate strategy are as follows:
UKCB: Delivered through proactive engagement, thought leadership, and continuous development of new sustainable solutions, we work with clients to understand their transition ambitions and challenges to provide an enhanced offering.
PBWM: Responsible investing and sustainable investing solutions focus on ESG integration and dedicated sustainable investment strategies, as appropriate per the relevant mandates.

Barclays Bank PLC 2025 Annual Report on Form 20-F	24
Schedule to the Directors' Report: Sustainability Statement
General information
IB: Blending the existing expertise and relationships in our coverage groups with specialised teams focused on sustainable finance growth areas – providing enhanced and integrated solutions for our clients.
Barclays has set 2030 financed emissions reduction targets for eight high-emitting sectors set out on page 31. More generally, our broader sustainability goals include developing ways to effectively mitigate our material potential sustainability impacts and risks which could impact our customers and services, for example through the effective management of potential data privacy and cyber security impacts globally.
The Third Party Service Provider Code of Conduct (TPSP CoC) encourages our TPSPs to adopt our approach to doing business and details our expectations for matters including environmental management, human rights and also for living the
Barclays Values. The TPSP CoC is published on the Barclays public website for all new and existing TPSPs to view and are refreshed at least annually.
Our sustainability goals in relation to other stakeholders (such as investors and regulators) are focused on maintaining and strengthening these relationships, and continuing to develop understanding of their individual sustainability related views, goals, expectations and challenges.
Main challenges ahead relevant to sustainability reporting
We recognise that, as part of Barclays, we have an important role to play in the transition, we cannot tackle this challenge on our own and that Barclays' ability to implement its climate strategy and deliver against its targets depends heavily on client progress and a wide range of external factors. We will consider and adapt our approach as needed to reflect the evolving landscape.
The development of sustainability related metrics, targets and disclosures are also dependent on data availability. Barclays relies on disclosures made by its clients and customers, which at this time are complex and still evolving, to be reliable and consistent. Further information is set out in the Important Information section on page 37.

Barclays Bank PLC 2025 Annual Report on Form 20-F	25
Schedule to the Directors' report: Sustainability statement
Environmental Information
Strategy
Barclays recognises that climate change has widespread impacts on the group and its legal entities, its clients and the broader economy. Barclays integrates climate risk considerations into its strategy, scenario analysis, policies and actions, risk management frameworks, and performance metrics and targets to ensure a resilient and sustainable response to climate change. Barclays ambition to be a net zero bank by 2050, approved by shareholders in 2020, was driven by a recognition of the risks and opportunities associated with climate change. Since then, Barclays  has continued to deliver against its strategy whilst at the same time, evolving its approach in recognition of the realities of the transition. The Barclays Transition Update
(BTU): Clients, Capital and Innovation, published in July 2025, sets out how the Group plans to continue delivering on its net zero ambition.
Transition plan for climate change
Barclays Bank Group does not have its own transition plan for climate change mitigation, nor does it plan to adopt its own transition plan. However, Barclays Bank Group forms part of Barclays and, as such, alongside other Barclays Group companies, will contribute to achieving Barclays ambition to be a net zero bank by 2050. The actions taken by Barclays Bank
Group are grouped under decarbonisation levers and captured on page 29.
The BTU outlines the role that Barclays can play in supporting its clients as they navigate the opportunities and challenges from transitioning to a low-carbon economy and how overall it is managing the risks presented by the transition. The update is structured around three themes that Barclays as a whole is focusing on: working with clients on their transition, financing clients’ transition and scaling climate technology. The update is published on the Barclays website.
Climate related risks and scenario analysis
Barclays Bank Group is exposed to climate-related risks indirectly through its downstream financing and investment activities. The feedback effects of climate risk drivers through macro and micro transmission channels when materialised are likely to be observed in Barclays Banks Group's portfolios in its traditional risk categories such as credit risk, market risk, treasury and capital risk, and operational risk. Climate risk is recognised as a driver of other existing financial risks (credit risk, market risk, treasury and capital risk) and non-financial risks (including operational risk and reputation risk).
Climate risk is designated as a principal risk under Barclays' Enterprise Risk Management Framework (ERMF), with the purpose of capturing the impact of climate change on the Barclays Bank Group's financial and operational risk categories.
For climate risk as a principal risk, Barclays has developed and implemented a dedicated risk framework, the Climate Risk
Framework, which integrates within the broader ERMF aiming to guide effective management of climate risk and support the delivery of the Barclays' Climate Strategy. This framework is applicable to all legal entities in the Barclay's Group
(including Barclays Bank Group) and business lines. Climate change can also drive non-financial risk categories such as reputational risks mainly in connection with the negative impacts on climate, which continue to be managed under their respective frameworks. Barclays Bank Group continuously updates and refines its risk management practices and internal frameworks.
Identifying and assessing climate risk in downstream financing and investment activities
The Climate Risk Framework supports in establishing a systematic and enterprise-wide approach to managing financial and operational risks from climate change. The approach to identifying, measuring and managing climate-related risks is consistent with other key risks, focusing on those climate risk drivers that are relevant and could amplify financial and operational risk types. The potential impacts of transition risk drivers will vary across Barclays Bank Group's portfolios depending on composition, industry, geographic location, business operations and other contextual factors. Transition risk is defined by Barclays as the risk of financial losses caused by the changes driven by the economy shifting to a lower carbon basis, including for example changes in policy, technology and consumer and investor sentiment. Transition risks could occur in all timeframes. There remains significant uncertainty around the speed and scale of the transition. Assessments across short (0-1 yr), medium (1-5 yrs) and long-term (>5yrs) timeframes are conducted to understand and quantify the impact of climate transition risks on its financed portfolios and risk types. The approach is customised to reflect portfolio characteristics, size and exposure to specific climate risk drivers (including transition risk drivers) within various portfolios.
Barclays has leveraged and enhanced its risk taxonomy and existing risk identification processes, such as horizon scanning, sector and geographical assessments to connect and understand the impact of various transition risk drivers on its existing risk categories. Please refer to the Climate Risk Management section (page 71) for further details.
Barclays Bank Group uses its risk register process to assess the potential effects of climate risk drivers on its existing financial and operational risk categories and portfolios across various time horizons. The materiality of financial impact from climate risks is derived either quantitatively (typically based on stress testing) or through qualitative estimations. The outcome of this process feeds into the double materiality assessment to identify and flag material sustainability topics for the firm.

Barclays Bank PLC 2025 Annual Report on Form 20-F	26
Schedule to the Directors' report: Sustainability statement
Environmental Information
Climate Scenario Analysis
Climate Scenario Analysis forms a key part of the Barclays Bank Group's approach to assessing and quantifying the impact of both physical and transition risks in our portfolios. Through climate scenario analysis, the climate-related risks and uncertainties can be translated into financial impacts to Barclays, allowing Barclays (including Barclays Bank Group) to identify risks and better understand the resilience of its business strategy and the impact on the Bank's business.
Barclays uses climate scenario analysis primarily for (1) understanding Barclays’ resilience to climate scenarios, (2) as a consideration within its financial planning process, (3) as a consideration within its assessment of Expected Credit Losses reported under IFRS 9. Barclays continues to build its use of scenario analysis to explore and further understand the evolving landscape – identifying areas of risks and opportunities – to challenge existing assumptions of future climate pathways and measure the risks that climate change poses to us.
Two stress tests incorporating climate risk were conducted during 2025, each with its own scenario aligned to a less than
2°C pathway. Whilst we only assessed transition risk to be material, the scenarios explored Barclays’ financial resilience to both transition and physical risks. Firstly, the 2025 annual Internal Stress Test (IST25) featured a scenario with climate risk drivers over a five-year period. Secondly, a climate-based Reverse Stress Test (RST) was run with a shorter-term focus, designed to test resilience to extreme, near-term climate events.
Based on the results of the scenario analyses performed to date, our view is that Barclays Bank Groups' strategy remains resilient to climate scenarios. Given the evolving climate landscape, we seek to further enhance our capabilities and modelling to refine our understanding of Barclays Bank Groups' resilience to various climate scenarios, particularly given high uncertainty in this area.
The IST25 was conducted as a Group-wide exercise across all portfolios, with the scenario specifically designed to evaluate
Barclays Bank Groups’ ability to withstand both climate-related and traditional macroeconomic risks. This year’s scenario placed greater emphasis on physical climate risks than in previous years. Variable paths were benchmarked against NGFS
(Network for Greening the Financial System) short‑term scenarios wherever narratives aligned, ensuring stronger consistency with industry‑standard methodologies.
Scenario analysis - scope and process
The IST25 climate scenario consists of three chronological stages. These stages include initial policy announcements that trigger immediate asset repricing, while more stringent policy requirements unfold over a longer time horizon - dampening recovery in years 3 to 5. Against this backdrop, the scenario stages also incorporate physical risk considerations:  In the first two years, severe ‘stormy and wet’ weather occurs, characterised through floods and hurricanes. This is followed by three years of ‘hot and dry’ weather, resulting in water stress and wildfires.  The insurance market tightens in the face of increased claims, with restricted risk appetite in high-risk zones and to key perils. Events create greater societal awareness of physical risks and their damages, shifting preferences towards lower risk assets.
The scenario's three stages include the following key events over five years, which is aligned to our short and medium-term horizons for climate risk generally:
Stage 1:
•Consumer preferences shift toward greener products and practices, particularly in the UK and EU, while consumption is cut to cope with the recessionary environment. Behavioural shifts are pronounced at sector level as consumers turn away from firms who finance carbon-heavy industries.
•Investors reassess their participation with certain firms. Those with heavy exposure to brown income and/or assets, combined with poor transition plans, are negatively impacted in equity markets – with capital reallocated to greener firms.
Stage 2:
•Regional climate policy divergence grows as UK, EU and China forge ahead as leaders on the transition, with India pivoting because of increased energy security concerns, and the US continuing to focus on domestic fossil fuel energy production, putting downward pressure on oil and gas prices. Low carbon investments surge due to accelerated investment in the Power grid and Electric Vehicles (EV) infrastructure, supported by declining costs and efficiency increases.
•In 2028, the UK and EU accelerate or announce additional climate policies. Governments rapidly scale up investment in EV charging infrastructure to speed up the automotive sector’s transition. Existing emissions trading schemes are strengthened to align with a 1.5°C pathway, triggering a significant carbon price shock in 2028. This slows economic recovery and leads to heightened inflation as production costs rise due to increased energy costs, although some of these impacts are partially offset by substantial public and private investment aimed at enabling a faster transition. Carbon Border Adjustment Mechanisms (CBAMs) are introduced, causing supply-side shocks and increased trade frictions. Proposals to tighten EPC minimum standards are accelerated, bringing forward

Barclays Bank PLC 2025 Annual Report on Form 20-F	27
Schedule to the Directors' report: Sustainability statement
Environmental Information
compliance deadlines for Buy-to-Let, Social Housing, and UK Commercial Real Estate properties to achieve EPC rating C or above.
•In the US, no additional climate policy is assumed at this stage. Nevertheless, some indirect effects are felt from the transition in Europe, primarily through reduced demand for carbon-intensive US exports as CBAMs decrease their competitiveness, and global fossil fuel price shocks.
Stage 3:
•By 2029, carbon price growth in the UK and EU slows but remains high. Technological progress, coupled with global capital shifting towards low-carbon solutions, drives the creation of new green jobs.
•In 2029, the US makes a rapid pivot back to transition policy, aiming to catch up domestically in low-carbon technologies. Policies similar to those introduced in Stage 2 in Europe are implemented, with similar inflationary impacts.
The scenario will have significant impacts on Barclays, including:
1.Amplified market shocks: additional to existing macroeconomic shocks, there will be further equity and credit shocks for brown industries and financiers, as a result of immediate repricing.
2.Amplified credit deterioration: additional credit risk on brown industries as a result of lower earnings expectations and refinancing risks.
3.Increase in frequency of physical risk events: throughout the time horizon, there is an increase in the occurrence of physical hazards such as flood, hurricanes and droughts.
Results and insights
Results of the exercise indicate that losses are again highest within the Investment Bank, primarily driven by exposures to carbon-intensive sectors that are most vulnerable to the combined effects of transition and physical climate risks. In particular, the scenario featured a sharp rise in carbon prices in the EU and UK, with the EU Emissions Trading System (ETS)
price rising to $309/tCO2e. This was driven by a decline in global oil and gas demand, accelerated transition policies and the increasing cost burden from carbon pricing, all of which placed pressure on profitability in these industries.
The impacts of the IST25 scenario remain manageable within the Bank’s established risk profile. The IST25 results are fully integrated into the Group’s Internal Capital Adequacy Assessment Process (ICAAP), informing the setting of risk appetite and supporting the Board’s approval of the medium-term capital plan. The scenario confirms that the Group’s capital and liquidity positions remain robust, with headroom above regulatory and internal thresholds. Management actions, both business-as-usual and strategic, provide additional capacity to absorb stress impacts if required.
Challenges and limitations
Barclays is continuing to better its understanding of the interlinking relationships between climate, particularly transition risk, and macro variables. A lack of adequate historical data is a key limitation to progress modelling capabilities. Inherent challenges exist in climate modelling due to limitations in data quality and availability, given the short history of climate assessments within the financial services industry.
There exist inherent uncertainties with scenario design largely attributed to limited history of the interactions between climate risks and the economy. There is a level of uncertainty with climate stress-testing projections in (i) how the scenario will manifest; (ii) how customers and clients will react; and (iii) the final loss quantification. Over longer time horizons, it becomes increasingly difficult to capture the range of second-order effects as physical and transition risks evolve, assess the rate in which risks manifest or subside, or identify inflection points. During 2025, Barclays conducted an exploratory exercise to extend climate scenario analysis from a 5‑year period to a 10‑year period. We continue to reflect on the outcomes of this exercise to deepen our understanding and support the further development of long‑term assessment capabilities.
It is recognised, however, that further advances in modelling capability and data availability are required to fully capture the potential extent of climate-related losses. Given the evolving climate landscape, we seek to further enhance our capabilities and modelling to refine our understanding of the Barclays Bank Group's resilience to various climate scenarios, particularly given high uncertainty in this area.
Policies
Policies relating to Climate Change Mitigation Impacts
Climate Change Statement
Barclays Bank Group applies the Barclays position statement titled ‘Climate Change Statement’ to manage our downstream negative impact in certain high-emitting sectors. The statement addresses climate change mitigation and relates to the negative downstream impact that Barclays Bank Group can have by continuing to finance activities and/or companies active

Barclays Bank PLC 2025 Annual Report on Form 20-F	28
Schedule to the Directors' report: Sustainability statement
Environmental Information
in high-emitting sectors which significantly contribute to global emissions. The statement does not address climate change adaptation, energy efficiency or renewable energy deployment. With regard to climate change adaptation, energy efficiency and renewable energy deployment, we address this by including the financing of the above activities as eligible under our
Sustainable and Transition Finance Frameworks, to be counted towards Barclays Group target to facilitate $1 trillion of
Sustainable and Transition Finance between 2023 and the end of 2030.
The Climate Change Statement sets out Barclays' position and approach to certain high-emitting sectors. The statement has been developed in addition to Barclays sector-specific emission reduction targets consistent with the Barclays Purpose. The statement considers risk and market factors for energy and power sectors.
The key contents of the Climate Change Statement are:
•Conditions or restrictions on the financing of certain activities, such as project finance for expansion projects in upstream oil and gas, or financing provided to certain clients or groups active in sectors including but not limited to upstream oil and gas, thermal coal mining and thermal coal power.
•The applicability of stated financing restrictions and the governance approach of the statement.
•A brief overview of the following:
–The Client Transition Framework (CTF) evaluates our in-scope clients’ progress towards business models aligned to a low-carbon economy.
–The Client Transition Review Forum (CTRF) which carries out targeted reviews of groups (any entity, the relevant parent company and its consolidated subsidiaries, as a whole) subject to a CTF assessment. These reviews are informed by the CTF assessment and take into account consideration of relevant risks and other business factors.
–The approach to Sustainability Enhanced Due Diligence (SEDD) which evaluates groups that are in scope of the statement, their performance on a range of environmental and social issues in addition to adherence to restrictions detailed in our external position statements (taking into account regional and jurisdictional considerations)
Clients in-scope of our Climate Change Statement are subject to SEDD and assessed against the Equator Principles (if a project finance or credit transaction is deemed to be in scope) including, where appropriate, any relevant International
Finance Corporation (IFC) performance standards. The Performance Standards are directed towards clients, providing guidance on how to identify risks and impacts, and are designed to help avoid, mitigate and manage risks and impacts as a way of doing business in a sustainable way, including stakeholder engagement and disclosure obligations of the client in relation to project-level activities.
Additional SEDD questions will vary by sector, for instance, for Biomass, this process will also consider the sustainable sourcing of feedstock. External technical input may be obtained to assist the business in reviewing and assessing whether certain Group activities meet our internal SEDD criteria, or where there is uncertainty as to whether a certain activity is within scope of our SEDD criteria.
The Climate Change Statement is periodically reviewed and updates are considered in light of the rapidly changing external environment. The statement is informed by engagement with Barclays stakeholders, including shareholders, clients, subject specialists and civil society. Barclays also use these engagements to share the statement with affected stakeholders and clients. Any review of this Statement will be undertaken by the Barclays Group Sustainability Committee with escalation to the Barclays Board Sustainability Committee or the Barclays Board (as appropriate).
Group-wide frameworks, policies and standards will be adopted throughout Barclays and applied unless local laws or regulations require otherwise. As such, the BB PLC CEO is the most senior individual in the organisation that is accountable for the implementation of the statement.
The scope of the statement is outlined in the table below and covers our approach to financing sectors such as Upstream Oil and Gas, Unconventional Oil and Gas, Thermal Coal Mining, Thermal Coal Power, Mountain Top Removal Coal Mining and
SEDD requirements for Biomass.
Applicability of financing restrictions in Barclays Climate Change Statement
•Any existing commitments or financing entered into prior to any of the restrictions coming into effect under the
Upstream Oil & Gas and Unconventional Oil & Gas sections of this statement may remain in place (but refinancings of any such commitments or financing shall be subject to the restrictions described above).
•In certain cases, we may enter into Sustainable Finance or Transition Finance transactions with an entity in a Group that would otherwise be restricted as a result of the application of the Upstream Oil & Gas section of this statement where Barclays is satisfied that any Sustainable Finance or Transition Finance transactions provided to it will not be used directly to support oil & gas activity.

Barclays Bank PLC 2025 Annual Report on Form 20-F	29
Schedule to the Directors' report: Sustainability statement
Environmental Information
•In cases where clients are identified as not meeting the non-mandatory expectations and Barclays has an active relationship with those clients, we encourage them to adhere to these expectations. Where clients are unable or unwilling to do so over time, we will review the relationship and may reduce our support.
Policies relating to Climate Change Transition in downstream financing
Barclays Bank Group has adopted and implemented the Climate Risk Framework for Climate - Principal risk, focusing on managing impacts on financial and operational risk categories from climate change within the broader ERMF aiming to guide effective management of climate risk and support the delivery of its Climate Strategy. The Climate Risk Framework is
underpinned by the Climate Risk Policy and Climate Risk Standard which collectively aim to embed climate-related considerations into Barclays’ risk management practices. The Group Head of Climate Risk is the owner of climate risk as a principal risk, accountable for the management and oversight of this framework and associated policies and standards.
The Climate Risk Policy and Climate Risk Standard set out the control objectives and minimum control requirements for managing climate risk across different stages of the risk management cycle (across risk identification and assessment, management and mitigation, monitoring and reporting). Further, these components guide Barclays Bank Group in managing transition risks in its financed portfolios, maintaining financial resilience and aligning with its broader climate strategy. These documents articulate the approach for risk appetite by specifying guiding principles, quantitative limits and escalation protocols to maintain exposures within acceptable boundaries. These documents also outline the roles and responsibilities across governance structures and the three lines of defence for managing and overseeing climate risk.
The key principle underpinning the Climate Risk Framework is that climate risk is considered as a driver of traditional risk categories (e.g. credit risk, market risk, operational risk etc), and as such the frameworks and standards of other principal risk categories have also been enhanced to support the integration and embedding of climate risk within existing risk practices. The oversight and management of climate-related risks occur at a number of levels including through various governance committees and forums across business lines and legal entities. The frameworks, policies and standards are reviewed annually and updated to reflect internal and external developments including changing regulatory expectations.
Actions
Actions to manage Climate Change Mitigation Impacts
We have taken and will continue to take the following key actions, grouped under decarbonisation levers:
Measuring and monitoring emissions
Sustainability Enhanced Due Diligence (SEDD) to achieve Climate Change Statement objectives
We conduct SEDD on clients in-scope of our public position statements, via detailed Sustainability Enhanced Due Diligence
(SEDD) questionnaires, which are used to evaluate their performance on a range of environmental and social issues in addition to adherence to restrictions detailed in our public position statements (application of the provisions is subject to compliance with applicable laws and regulations, which may change from time to time) and may be supplemented by a review of client policies/procedures, further client engagement and adverse media checks as appropriate. SEDD questionnaires generate an outcome based on alignment with position statements and identified environmental and social issues, which in turn determines whether further review by the Environmental and Social Risk Management (ESRM) team within Group Sustainability, client engagement may be required and the periodic review cycle (either annual or biennial). We follow a risk-based approach where certain clients would require further risk assessment prior to execution of transactions.
The outcome of this action is the evaluation of a clients performance on a range of environmental and social issues and adherence to restrictions detailed in our external position statements,  which in turn determines whether further review and client engagement may be required throughout the year and can be used to inform our financing decisions. SEDD for clients in scope of our external position statements is undertaken by Barclays client coverage teams, supported by control teams, as well as the Environmental and Social Risk Management (ESRM) Team, within the Group Sustainability function, who may advise on the application of the statements.
Clients in-scope of our Climate Change Statement continue to be subject to SEDD.
Financed emissions tracking and benchmarking
Barclays measures certain financed emissions and tracks them at a portfolio level against the goals and timelines of the Paris
Agreement – this methodology is called BlueTrack™. Currently, Barclays has set 2030 financed  emissions reduction targets for Upstream Energy, Power, Steel, Cement, Automotive manufacturing, Aviation, UK Commercial Real Estate, UK Agriculture
portfolios and a convergence point for UK Housing. The BlueTrack™ methodology was developed to measure and track
Barclays progress against targets integrating 1.5°C aligned scenarios. The BlueTrackTM methodology uses an external climate scenario to construct a Paris-aligned portfolio benchmark that defines how a given financing portfolio will need to reduce emissions over time. These scenarios have been selected because they have been developed by reputable external providers, are aligned with the Paris Agreement goals and are sufficiently granular. The financed emissions for Barclays Bank
Group are reported within the metrics section of this disclosure.

Barclays Bank PLC 2025 Annual Report on Form 20-F	30
Schedule to the Directors' report: Sustainability statement
Environmental Information
Working with clients on their transition
We listen to our clients and build a nuanced understanding of the commercial realities shaping their transition pathways.
This is informed by regular client dialogue led by our coverage teams and dedicated sustainable finance specialists, supported by specialised analytical tools such as our Client Transition Framework (CTF).
The CTF evaluates our in-scope clients’ progress towards business models aligned to a low-carbon economy, primarily focused on clients' public disclosures. It provides a detailed understanding of clients’ current and future transition activities.
Clients who are assessed receive a CTF score of T1 (most developed) to T5. It helps us monitor and measure the decarbonisation progress of our in-scope clients, which in turn informs our engagement efforts. Engaging with our clients to assist with understanding their businesses, the challenges they face and the risks and opportunities they are seeking to address is critical to our ability to support them as they navigate the transition to a low-carbon economy.
In 2025, the CTF Methodology was extended to increase the scope of clients covered by assessments to include in-scope publicly listed corporate clients in all sectors across the Investment Bank and UK Corporate Bank, as well as in-scope clients within the UK Commercial Real Estate portfolio. This is in addition to continuing annual CTF assessments for in-scope clients in the previously assessed sectors (Upstream Energy, Power, Steel, Cement, Automotive manufacturing, & Aviation). The continued use of AI for data collection of clients’ public disclosures has enabled this expanded scope and has approximately quintupled the total limits covered by our assessments versus 2024. The aggregate 2025 CTF results reflects the impacts of the expanded scope, methodology updates, and lending activity.
In the sectors where we have set financed emissions reduction targets, these scores inform our engagement, origination decisions, and portfolio management, and help ensure that our approach is both commercially disciplined and forward-
looking, enabling us to support clients credibly whilst managing transition-related exposures across the bank. We intend to implement this approach for UK Commercial Real Estate during 2026. For sectors where we have not set financed emissions reduction targets, we will continue to consider how we embed the outputs from these CTF assessments during 2026. In all cases, financing decisions continue to remain transaction-specific and subject to standard committee reviews including for credit risk, reputational risk, and capital impact.
The expected and achieved reduction in emissions from these above actions have not been calculated for Barclays Bank
Group. Measuring the result of our actions on achieved and expected GHG reductions is both non-linear and complex, and therefore we have not isolated the specific impact of our actions. Further, with respect to expected GHG reductions, it is very difficult to accurately quantify the likely specific impact of our actions due to our dependence on our clients’ ability to commercially decarbonise their business models, which is influenced by a wide range of external factors, including market developments, technological progress and its financial viability, a stable and supportive policy environment, regulatory alignment, changes to societal behaviour, geopolitical developments and regional variations. Therefore, we do not report our achieved or expected GHG reductions specifically as a result of our actions.
Sustainable and transition finance
We continue to expand the breadth of sustainable and transition finance banking products we offer to support the transition to a low-carbon economy, including those aimed at mitigating climate change. For details on this please refer to actions on page 35 of the Sustainable Products and Services section.
Actions to manage Climate Change Transition risk in downstream financing activities
Barclays, including Barclays Bank Group has adopted an integrated approach to managing and mitigating climate risk in its downstream financing activities, combining continuous monitoring with both portfolio-level and bottom-up transaction-
level assessments. These activities are tailored to the underlying portfolio’s composition and characteristics, ensuring that risk management efforts are focused on areas with material exposure to climate risks.
Barclays, including Barclays Bank Group's approach to setting risk appetite for climate risk is aligned with its ambition to be a net zero bank by 2050 and reducing financed emissions in line with its 2030 targets. Climate risk considerations have been included in the risk appetite qualitative statements and quantitative constraints. The risk appetite for climate risk is managed through various risk limits, triggers and indicators set across different principal risk types. Regular monitoring, reporting and governance provide oversight of climate risk profile and exposures and ensure they remain within the thresholds of risk appetite. When breaches occur, investigation is conducted to understand the rationale for the breach. Corrective actions, such as decreasing exposure or considerations for other risk mitigating measures are reviewed and discussed to address the breach. Client and portfolio-level assessments are performed to identify and assess portfolios that are more vulnerable to climate risks. These actions are completed on a continuous basis through the year. For further information on actions, refer to the Climate Risk Management section of the Risk Review on page 71.
At a transaction level, Barclays Bank Group integrates climate considerations into its credit decisioning and underwriting processes. Barclays Bank Group has implemented enhanced oversight and additional scrutiny for new deals originated in elevated sectors, particularly those with sector targets and subjected to external position statements. The scores from the
Client Transition Framework (CTF) and emissions data from BlueTrack™ support identification of clients and portfolio segments with elevated transition risk. These insights further inform key risk management practices—including risk

Barclays Bank PLC 2025 Annual Report on Form 20-F	31
Schedule to the Directors' report: Sustainability statement
Environmental Information
monitoring, limit setting, concentration management, credit decisioning, across both portfolio level and transaction level.
Please refer to the Climate Risk Management section for additional details (page 71).
Stress testing, ICAAP (Internal Capital Adequacy Assessment Process) and ILAAP (Internal Liquidity Adequacy Assessment
Process) are essential tools used by Barclays Bank Group to manage and mitigate financial risks. These exercises help assess the Bank's resilience under adverse scenarios, ensuring it maintains sufficient capital and liquidity buffers to withstand shocks.
Barclays continues to enhance its risk management capabilities with increased knowledge and ability to identify, quantify and manage climate related risks, including transition risk, in line with external developments and regulatory expectations.
Future Actions planned in relation to Climate Change Mitigation Impacts and Climate Change Transition risk
Barclays Bank Group will continue to contribute to Barclays efforts to manage portfolios, maintain balance between commercial objectives, prudent risk management practices and other non-financial objectives in support of Barclays ambition to be a net zero bank by 2050. Barclays periodically reviews its policies and the actions in relation to its objectives and targets and updates them in consideration of the rapidly changing environment and as informed by engagement with stakeholders, shareholders, clients, subject specialists and civil society groups. Barclays will continue to periodically review its risk appetite and risk management approach for climate risk to maintain alignment with their strategic objectives as well as regulatory developments on financial risks from climate change. As such, we will continue to support and contribute to these key Barclays actions, which we expect to contribute to the achievement of policy objectives and Barclays’ targets across Barclays on an ongoing basis.
Targets
Considering Climate Change Mitigation Impacts and Climate Change Transition risk
Barclays Bank Group does not have any entity specific targets relating to the impact and risk referred to above because
Barclays Group views sustainability as a global issue which is best tackled from a top down approach, with targets set at the
Barclays Group level. Further, given the global footprint of many Barclays clients, who often engage with multiple Barclays entities, setting targets at the Barclays Group level ensures a more cohesive and aligned approach to achieve our sustainability objectives.
However, Barclays Bank Group as a part of the wider reporting group contributes towards achieving the emissions targets set at the Barclays Group level to manage climate change impacts or transition risk. Therefore, we track the effectiveness of the policies and actions referred to above through monitoring of the progression against the targets set at Barclays level.
Barclays has set 2030 emission reduction targets using  BlueTrack™ for eight high-emitting sectors: Upstream Energy,
Power, Cement, Steel, Automotive manufacturing, UK Commercial Real Estate, UK Agriculture and Aviation; and a
convergence point for UK Housing. These emission reduction targets established at the Barclays level for high-emitting sectors also include legal entities’ portfolios. Emission reduction targets and CTF scores help us engage with clients, inform decision making and risk management practices. In addition, in relation to tracking the effectiveness of our policies and actions in relation to transition risk, the approach and practices for managing climate risk are reviewed on a regular basis for alignment with regulatory developments and industry leading practices. Barclays has implemented controls to manage climate-related risks. A governance forum oversees these controls including climate-related risk events, policy and issue management. Additionally, the assurance teams are responsible for performing climate risk specific reviews to ensure effectiveness of the Climate Risk Framework and risk practices.
The 2030 financed emissions reduction targets set at Barclays level are outlined in the below table.

Barclays Bank PLC 2025 Annual Report on Form 20-F	32
Schedule to the Directors' report: Sustainability statement
Environmental Information

Financed emissions metrics - Barclays
Sector				Setting our targets
Sector	Sector boundaries	Emissions Scope	GHG included	Reference scenario	Target metric	Unit of measure ment	Baseline year	Target vs baseline
Upstream Energy	Upstream Energy	1,2 & 3	Carbon dioxide and Methane	IEA SDS IEA NZE2050	Absolute emissions	MtCO2e	2020	-15% by end of 2025 -40% by end of 2030
Power	Power generators	1	Carbon dioxide	IEA SDS IEA NZE2050	Physical Intensity	kgCO2e/ MWh	2020	-30% by end of 2025 -50% to -69% by end of 2030
Cement	Cement manufacturers	1 & 2	All GHGs	IEA NZE2050	Physical Intensity	tCO2e/t	2021	-20% to -26% by end of 2030
Steel	Steel manufacturers	1 & 2	All GHGs	IEA NZE2050	Physical Intensity	tCO2e/t	2021	-20% to -40% by end of 2030
Automotive manufacturing	Light Duty Vehicles manufacturers	1,2 & 3	All GHG for scope 1 and 2; Carbon dioxide for scope 3	IEA NZE2050	Physical Intensity	gCO2e/ km	2022	-40% to -64% by end of 2030
Aviation	Commercial Aviation (Air Travel) – Passenger (including belly cargo) and Dedicated cargo	1 & 3	Carbon dioxide for scope 1; All GHGs for scope 3	MPP Prudent	Physical Intensity	gCO2e/ RTK	2023	-11% to -16% by end of 2030
UK Commercial Real Estate	UK Corporate Bank	1 & 2	CO2, methane and nitrous oxide	CRREM II	Physical Intensity	kgCO2e/ m2	2023	-51% by end of 2030
UK Agriculture	UK Livestock & Dairy Farming	1,2 & 3	Carbon dioxide, methane and nitrous oxide	CCC BNZ	Absolute emissions	MtCO2e	2023	-21% by end of 2030
UK Housing[1]	UK buy-to-let and owner-occupied mortgages, Social Housing and Business Banking	1 & 2	Carbon dioxide, methane and nitrous oxide	CCC BNZ	Physical intensity	kgCO2e/ m2	2023	Portfolio convergence point vs. baseline -40% by end of 2030
Note
1 Barclays has identified a 2030 emission intensity convergence point for UK Housing but has not set a formal target.
The key drivers behind changes to the portfolio metrics for 2025, as well as cumulatively against the relevant baseline, within the ‘Update on Progress Against Targets’ section of Barclays’ Annual Report.
Metrics
Metrics relating to Climate Change Mitigation Impact and Climate Change Transition risk
Emissions
We have disclosed Scope 3 Category 15 emissions in line with the results of our DMA and obligations under the ESRS.
We have determined it appropriate to report absolute emissions only from activities where Barclays have set targets due to the below reasons:
1.Emissions from sectors where Barclays has set targets represent the only relevant data points in relation evaluating the performance and effectiveness of the E1 IROs.
2.Within financed emissions, the activities where Barclays has set targets are those that drive the group business strategy and client action.
3.Upstream Energy and Power measures are also embedded within the strategic non-financial measures for
Executive Directors of BPLC. Further details on the performance assessment against these measures can be found in the Remuneration report section of the Barclays’ PLC Annual Report 2025.
4.Barclays has taken into account stakeholder engagement, including engagement with affected stakeholders in reaching the conclusions set out above as to material impact and related risk and the relevance and materiality of the information proposed to be disclosed.
The Scope 3 Category 15 emissions metrics, in the table below, have been calculated through our BlueTrackTM methodology, outlined in the Financed emissions tracking and benchmarking section above.
For other business activities where Barclays have not set targets, the Barclays Bank Group has not disclosed metrics.

Barclays Bank PLC 2025 Annual Report on Form 20-F	33
Schedule to the Directors' report: Sustainability statement
Environmental Information
Scope 3 categories 1-14 have been considered not significant for reporting. No baseline figures have been included because targets have not been set at the Barclays Bank Group’s level.

Scope 3 financed emissions where Barclays has set targets
Activities[1]	Sector boundaries	Unit of measurement	December 2025	December 2024
Upstream Energy	Upstream Energy (producers of coal, oil, gas and NGLs)	MtCO2e	43.7	41.1
Power	Power generators	MtCO2e	13.6	14.0
Cement	Cement manufacturers	MtCO2e	1.5	0.8
Steel	Steel manufacturers	MtCO2e	0.8	0.9
Automotive manufacturing	Light Duty Vehicles manufacturers	MtCO2e	3.6	3.8
Aviation	Commercial Aviation (Air Travel) – Passenger (including belly cargo) and Dedicated cargo	MtCO2e	4.6	4.9
UK Commercial Real Estate	UK Corporate Bank	MtCO2e	0.1	0.1
UK Housing[2]	UK buy-to-let and owner- occupied mortgages, Social Housing and Business Banking	MtCO2e	0.2	0.1
Total		MtCO2e	68.1	65.7
Notes
1 Barclays Bank plc does not have UK agriculture activities that contribute to the Barclays plc target.
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
For cases where there is a significant divergence identified with supporting evidence – for example where a company has divested a material asset which is not yet reflected in the underlying data – we apply an override to the data.
Within each sector, we have defined an appropriate value chain activity and emissions boundary on which our Group targets are defined. We identify in-scope clients based on the internal Barclays Industry Classification (BIC) codes.

Approach for estimating emissions mapped to PCAF DQ scores
Activity	Data Quality option employed	PCAF Data Quality score[1]
		Scope 1,2	Scope 3
Upstream Energy	Estimated based on production data Estimated based on average portfolio economic intensity if production data is not available	3.1	3.1
Power		3.1	NA
Automotive manufacturing		2.2	3.2
Aviation	Estimated based on production data	3.0	3.0
Cement	Reported emissions	2.1	NA
Steel		2.0	NA
UK CRE	Estimated based on data available in EPC certificates Estimated based on average sub-portfolio economic intensity if EPC is not available	4.0	NA
UK Housing		4.3	NA
Notes
1 We have scored the quality of the data we have used to estimate our financed emissions using PCAF's Global GHG Accounting and
Reporting Standard. In the Standard, data quality score DQ1 and 2 relates to high quality data from company disclosures, DQ3 to emissions estimated using physical activity data and DQ4 and DQ5 to deriving emissions estimated using revenue or asset-based emission factors.

Barclays Bank PLC 2025 Annual Report on Form 20-F	34
Schedule to the Directors' report: Sustainability statement
Environmental Information
Climate data, models and methodologies are evolving and are not yet at the same standard as more traditional financial metrics – nor are they yet subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. Most of our data is collected from external sources, and the quality and methodologies relating to the underlying data can be hard to assess. External sources then require mapping to Barclays’
internal data. While we have set a framework that facilitates a robust matching process, it is likely residual issues will remain for reasons such as mergers and acquisitions within corporate sectors. There are also issues with time lags as most of our data is not available as at the reporting date. Further details on our BlueTrackTM methodology can be found within our
Financed Emissions Methodology paper (published in 2026) accessible at: https://home.barclays/sustainability/esg-
resource-hub/reporting-and-disclosures/
Internal Carbon Pricing
Barclays Bank does not apply an internal carbon pricing scheme, however financed emission and carbon intensity are considered as part of the decision making process in our financing portfolio.

Barclays Bank PLC 2025 Annual Report on Form 20-F	35
Schedule to the Directors' report: Sustainability statement
Sustainable and Transition Products and Services
Strategy
Barclays Bank Group recognises the opportunities arising from the global transition to a low-carbon economy and the positive impact this can have on economies, our customers and clients. Barclays has developed reporting frameworks for the following types of finance.
•Sustainable Finance consists of finance for dedicated use of proceeds, financing for clients with an eligible business mix in relevant environmental and social categories, and sustainability-linked financing which refers to general purpose funding.
•Transition Finance consists of financing provided to clients for activities that support greenhouse gas emission reduction, directly or indirectly, towards a 1.5°C pathway
Barclays Bank Group uses the Sustainable Finance Framework ("SFF") and Transition Finance Framework ("TFF") to enable us to track our financing which contributes to our positive impacts as we capitalise on identified opportunities. The SFF and
TFF were developed by Barclays and outline the approach to the classification of our finance as sustainable finance and transition finance respectively. We published version 5.0 of SFF and 2.0 of TFF in February 2026,  with changes to product scope, eligibility criteria and transaction screening processes. Both frameworks are published on the Barclays website.
Policies
We do not have a relevant policy in place, as the positive impact and opportunity are underpinned by our overall strategy that focuses on working with clients on their transition, financing our clients’ transition and scaling climate technology, and our role in contributing to the Barclays target of facilitating $1 trillion of Sustainable and Transition Finance between 2023 and the end of 2030. This financing approach is guided by our SFF and TFF, as referenced above.
Actions
Sustainable and Transition Products
We continue to broaden our sustainable and transition finance offering, particularly developing our sustainability notes and deposits products in 2025 as well as launching the Carbon and Environmental Products trading desk within the Global
Markets business. Sustainable and transition finance products also help us achieve our focus on working with clients on their transition. In 2026, we will continue to consider and evaluate additional sustainable and transition products.
Strategic Review
Our sustainable finance strategy was also refreshed during 2025 across key businesses. The review built upon both new and previously identified commercial opportunities. The output was considered in the financial planning process, including incremental revenue, cost and capital. Key opportunities continue to reside within Debt Capital Markets, Equity Capital
Markets, Transaction Banking and lending.
We continue to embed key teams whilst hiring to grow our existing talent with a focus on expanding our product capabilities as we continue to drive performance against our selected Barclays targets. In particular, the Energy Transition
Group within Barclays continues to provide holistic and cohesive strategic advice and financing solutions through the energy value chain, with a particular emphasis on decarbonisation. These teams continue to enable further implementation of our climate strategy and increase co-ordination, with a focus on how they can help our customers and clients on the transition to a low-carbon economy.
We will continue to endeavour to further enhance how our sustainability strategy is embedded into the way we think about financial planning over the coming years – reflecting on the progress made during 2025.
Tracking of our Sustainable and Transition Finance:
Barclays Bank Group tracks the amount of sustainable and transition finance we facilitate using the methodology outlined in both the SFF and TFF. Tracking finance enables us to measure progress towards financing the transition. These volumes are reported externally semi-annually, see the Metrics section below for 2025 volume.
Targets
Barclays Group views sustainability as a global issue, which is best tackled with a top-down approach, with targets set by
Barclays covering the whole of Barclays Group considered to be the most appropriate way to meet sustainability ambitions.
As we are part of Barclays and contribute towards Barclays Group targets, we do not have our own specific targets relating to our sustainable products and services. Further, given the global footprint of many of our clients, who often engage with multiple Barclays entities, setting targets at the Barclays Group level ensures a more cohesive and aligned approach to achieve sustainability objectives.

Barclays Bank PLC 2025 Annual Report on Form 20-F	36
Schedule to the Directors' report: Sustainability statement
Sustainable and Transition Products and Services
Following analysis of the market opportunity for sustainable finance, together with a review of its capabilities, in 2022,
Barclays announced a new target to facilitate $1trn of Sustainable and Transition Financing2 between 2023 and the end of
20302. Barclays Bank Group is expected to be a key contributor towards achieving this target. By tracking the amount of sustainable and transition finance we facilitate using the methodology outlined in both the SFF and TFF, we track the effectiveness of our actions and monitor progress against the target set at Barclays level of facilitating $1trn of Sustainable and Transition Finance between 2023 and the end of 2030.
Metrics
In 2025, Barclays Bank Group facilitated $95.3bn (2024: $92.9bn) of Sustainable and Transition Financing1,2, which contributed to the overall Barclays $1trn target. This contribution was calculated using the SFF and TFF methodologies outlined above.
For further details please see Barclays’ ESG Reporting Framework.
It should be noted that the methodology is reliant on a range of data sources including Dealogic and Bloomberg transaction listings and league tables, as well as other third-party data and verification sources including company disclosures to aid the classification of financing into eligible green and social categories. Legal entities for capital markets financing are identified using Dealogic ‘Issuer Nation/Deal Nationality’, while internal lending entities are mapped by the Financial Control team.
Barclays Bank Group recognises that the quality, consistency and comparability of the data relied upon is not yet of the same standard as more traditional financial metrics and presents an inherent limitation to the performance reported. We will continue to review available data sources and enhance our methodology and processes to improve the robustness of the performance disclosed.
Notes:
1Key assumptions for Sustainable and Transition Financing:
Accounting basis:
•Financing volumes for the FY25 reported on a proportional bookrunner share basis;
•Share of capital markets transactions calculated as deal size divided by total number of bookrunners or league table credit Barclays role in the deal is further confirmed by the desk where unclear from underlying documents;
•Syndicated lending reflects Barclays’ share or hold of the overall transaction value; and
•Lending is calculated as total value of limits at issuance and any subsequent increases
Reporting Process:
•Financing eligible as sustainable financing, under the SFF, for the purpose of our targets, if Barclays determines that the core business of the recipient falls under the eligible green and social criteria.
•Wherein a pro-rated part of the transaction is counted against the target, the pro-rata calculation is based on an equally weighted allocation to each of the use of proceeds categories that Barclays identify within the issuer framework.
•When reviewing whether financing will be eligible as transition finance for the purpose of the TFF, Barclays will consider, amongst other factors:
◦the transition plans or decarbonisation strategies the client produces, including any just transition elements; and
◦the management of any identified environmental and social risks associated with the relevant purpose of the financing or, where the client is a pure play client, its activities as a whole.
2 In the 2026 update to the Barclays Sustainable Finance Framework the reference to the target has been updated to reference $1 trillion Sustainable and Transition Finance between 2023 and the end of 2030 (the "Target") and accordingly references to the Target in this Annual Report on Form
20-F have been reflected as such other than in this reference.

Barclays Bank PLC 2025 Annual Report on Form 20-F	37
Schedule to the Directors' report: Sustainability statement
Important Information / Disclaimers
Information provided in climate and sustainability disclosures
What is important to our investors and stakeholders evolves over time, and we aim to anticipate and respond to these changes. Disclosure expectations in relation to climate change and sustainability matters are particularly fast moving, and differ from more traditional areas of reporting including in relation to the level of detail and forward-looking nature of the information involved and the consideration of impacts on the environment and other persons. We have adapted our approach in relation to the disclosure of such matters. Our climate and sustainability disclosures take into account the wider context relevant to these topics, which may include evolving stakeholder views, the development of our climate strategy, longer timeframes for assessing potential risks and impacts, international long-term climate- and nature-based policy goals, evolving sustainability-related policy frameworks (and the harmonisation or interoperability of relevant regulation) and geopolitical developments and regional variations. Our climate and sustainability disclosures are subject to more uncertainty than disclosures relating to other subjects, given market challenges in relation to data reliability, consistency and timeliness –
the use of estimates, judgements and assumptions which are likely to change over time, the application and development of data, models, scenarios and methodologies, the change in regulatory landscape, and variations in reporting standards. Our approach to materiality may continue to evolve as our, and the industry's, understanding of climate and sustainability-
related risks and opportunities continues to develop.
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
•Made certain key judgements, estimations and assumptions. This is, for example, the case in relation to financed emissions, portfolio alignment, classification of sustainable and transition finance, operational emissions and sustainability metrics, measurement of climate risk and scenario analysis.
•Used climate and sustainability data, models, scenarios and methodologies that we considered appropriate for these purposes at the time of deployment. Some of these were provided by third parties, over whom we have no control, and may have been based on differing or unknown methodologies. The underlying assumptions, interpretations or methodologies may not be independently verifiable and could be inaccurate. Climate and sustainability data, models, scenarios and methodologies are subject to future risks and uncertainties and may change over time. Climate and sustainability disclosures in this document, including climate and sustainability-
related data, models and methodologies, are not of the same standard as those available in the context of other financial information and use a greater number and level of judgements, assumptions and estimates, including with respect to the classification of sustainable and transition financing activities. Climate and sustainability disclosures are also not subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. Historical data cannot be relied on as a strong indicator of future trajectories in the case of climate change and its evolution. Outputs of models, processed data, scenario analysis and the application of methodologies will also be affected by underlying data quality, which can be hard to assess, or challenges in accessing data on a timely basis.
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
targets, convergence points or milestones on the basis of such updated data. Such updated information may result in different outcomes than those included in the Barclays Bank PLC Annual Report on Form 20-F. It is important for readers and users of the Annual Report on Form 20-F to be aware that direct, like-for-like comparisons of each

Barclays Bank PLC 2025 Annual Report on Form 20-F	38
Schedule to the Directors' report: Sustainability statement
Important Information / Disclaimers
piece of information disclosed may not always be possible from one reporting period to another. The 'Reducing our financed emissions' section of the Barclays PLC Annual Report highlights where information in respect of a previous reporting period has been updated. Page 86 of the Barclays PLC Annual Report sets out the data sourcing and data quality considerations and our approach to reporting financed emissions data. For operational emissions, this is covered on page 94 of the 2025 Barclays PLC Annual Report.
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
•There are a variety of internal and external factors which may impact Barclays' reported metrics and progress against targets, convergence points and milestones. We expect to continue to see this impact our metrics in the future as data availability and quality, methodologies, guidance, and best practices for calculating our financed and operational emissions metrics – all of which include differing levels of estimation – continue to evolve and be refined.
•Any information contained or referred to in the Barclays Bank PLC Annual Report on Form 20-F, in relation to any actual or potential climate and sustainability objective, issue or consideration is not intended to be relied upon for
EU Sustainable Finance Disclosure Regulation classification purposes, EU Taxonomy Regulation classification purposes, or any other classification regimes (unless expressly stated otherwise).

Barclays Bank PLC 2025 Annual Report on Form 20-F	39
Schedule to the Directors' report: Sustainability statement
Important Information / Disclaimers
List of Key Definitions as captured in the Barclays Climate Change Statement:

Term	Definition
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
distressed positions and/or maximise recoveries where it is a liability holder. Such financing arrangements are not typically for the purposes of funding the ongoing operational activity of the distressed entity. Accordingly, any such activity is excluded from the definition of financing.

Sustainable Finance or Transition Finance Transactions	Refers to transactions that qualify under Barclays’ Sustainable Finance Framework or Transition Finance Framework as amended from time to time.

Barclays Bank PLC 2025 Annual Report on Form 20-F	40
Governance
Other governance
Managing data privacy, security and resilience
We have strict policies to protect privacy and keep data secure.
Data privacy
Many of the jurisdictions in which the Barclays Bank Group operates have privacy and data protection laws in effect. While these may vary in detail, generally they reflect internationally recognised privacy principles found in the UN’s Universal
Declaration of Human Rights, the European Convention on Human Rights and the European Union’s Charter of Fundamental
Rights.
We strive to operate in accordance with these standards and recognise that respect for privacy rights is a key element of good corporate governance and social responsibility. We strive to be transparent about our use of personal information when delivering our products and services and acknowledge the responsibility we have for safeguarding privacy.
As the Barclays Bank Group increasingly adopts digital solutions to deliver next-generation consumer financial services, we appreciate our clients, customers and others may wish to understand how this may impact the use of their personal information. A globally applicable Barclays Data Privacy Policy and associated Standards set out what is expected of all
Barclays Bank Group businesses and functions when collecting, using and sharing personal information.
To promote clear accountability, the Data Privacy Policy and associated Standards include responsibilities for the Business
Senior Manager who has ultimate responsibility for the processing of personal data within that business. An agreed assurance programme measures compliance with the Data Privacy Policy and associated Standards. Barclays Bank Group colleagues must complete annual data privacy training which is reviewed and refreshed each year, with additional tailored training provided as necessary. The Group Data Protection Officer (GDPO) reports on data privacy issues to the highest level of management.
Through client, customer and employee privacy notices, we endeavour to explain clearly and openly how and why we use personal information and the legal grounds we rely upon. When we receive complaints, we seek to address these fairly.
Several jurisdictions also provide individuals with specific rights, such as the right to have access to or request deletion of their personal information.
Barclays Bank PLC provides a publicly accessible mailbox and secure channels via its website to enable individuals to make their privacy requests and receive responses from a dedicated team.
Barclays Bank PLC requires its suppliers to comply with data protection and privacy laws, regulations and standards relevant to the jurisdictions in which they operate and relevant to any transferred personal data. Our requirements are set out and principally managed through our supplier contracts, which require that suppliers commit to ensuring personal data shared with them is safeguarded and respected throughout the supply chain.
Data security
As detailed below, Barclays' Chief Information Security Office operates controls aimed at mitigating cybersecurity-related risks and understanding internal and external threats.
Barclays deploys controls designed to protect its sensitive information and the data that has been entrusted to us by customers and clients, in line with our Standards, taking into account findings from internal and external reviews of our controls.
Barclays seeks to protect the security of data we share with third parties, including by conducting remote and on-site inspections of certain suppliers to review their controls against contractual obligations and industry standards. A Third Party
Service Provider Framework is in place which sets out control requirements for business units to manage the operational, reputational, conduct and legal risks to Barclays through its supply chain. The nature of such controls is described in further detail below.
In operating under a hybrid working model, we have continued to educate colleagues on cybersecurity risks in order to help minimise risks related to remote working, such as data exploitation or leakage.
Barclays works with industry bodies and cybersecurity vendors to learn and evolve from risk events in other organisations.
Our teams use such intelligence to simulate plausible cybersecurity and data compromise scenarios that allow us to exercise, review and improve our response and recovery plans in preparation for evolving threats.
Operational resilience
The stability and resilience of our systems, workforce and premises, and the continued provision of third-party services, all have a direct impact on the quality of our service.
Resilience and security are key priorities for the Board. Barclays continues to strengthen its resilience posture and is focused on its ability to recover from a range of ‘severe but plausible’ scenarios which could cause detriment to its customers and

Barclays Bank PLC 2025 Annual Report on Form 20-F	41
Governance
Other governance
clients and the broader financial market. To enable this, we define Group-wide business services and their interdependencies across the Group, including technology, third-party services and our people and premises. Recovery plans and business response plans have been developed for a range of different disruption events, such as cyber or data integrity disruptions, technology failures, or the unavailability of our colleagues. These recovery plans are reviewed and validated through regular testing which supports our aim to reduce the volume and impact of operational incidents year-on-year. We also conduct regular assurance on third parties to assess their capability.
Operational resilience is delivered through an established and robust Operational Resilience Framework which is underpinned by a Policy, Standards, methodologies and procedures, and is aligned to the requirements and expectations defined by our regulators. Our Operational Resilience Framework is integrated with Barclays’ Enterprise Risk Management
Framework (ERMF) and sets the tone from the top. The Standards are embedded within the Barclays Controls Framework and provide a consistent approach across the Group.
The Operational Recovery Planning Policy and Standards drive the identification of the business services that are most important to Barclays, its customers, clients and the markets in which Barclays operates. The Standards also define requirements for setting recovery targets, mapping of dependencies, planning and testing.
Resilience and security are the responsibility of everyone within the Group. All permanent employees are required to complete annual mandatory training on these topics.
Chief Information Security Office
Barclays' Chief Information Security Office exists to keep the bank, its customers, clients, and colleagues safe and secure, and to support the resilience of our operations. It supports Barclays' ability to operate in a protected and secure environment, and actively promotes a culture of security as everyone's responsibility.
The Group Chief Information Security Officer (CISO) heads Barclays' Chief Information Security Office. Barclays’ Group CISO
reports directly to the Group Co-Chief Operating Officers (members of the Group Executive Committee). Barclays’ Group
CISO is responsible for assessing and managing Barclays’ risks from cybersecurity threats, and overseeing key areas that include cybersecurity operations (including cyber threat intelligence), proactive defence (which includes penetration testing and vulnerability management), security architecture and engineering, cyber posture and assurance (which includes third-
party security management), data security, and identity and access management. The Group CISO is also supported by a team of CISOs and BISOs (Business Information Security Officers) for business units, regions and jurisdictions.
Chief Information Security Office leaders manage Barclays’ cybersecurity activities and are accountable for the day-to-day monitoring of residual risk, identification of gaps, oversight of remedial actions and implementation of strategy. The Group
CISO has more than 25 years of experience managing cybersecurity for global financial institutions, leading large-scale initiatives across all cybersecurity domains, including cyber defence, application security, vulnerability assessment, data protection, third party risk, cyber resilience, and security engineering. The Group CISO and supporting leadership team collectively have advanced degrees and senior level experience managing cybersecurity risks in a variety of sectors, including those that represent critical national infrastructure, such as health care, telecommunications and financial institutions. They are supported by teams of subject matter experts and analysts in a variety of specialisations.
Supporting the delivery of Barclays’ cyber and information security strategy are multiple management committees, forums, and councils, including Cyber Control Councils for each of the 12 Standards supporting the Group Information and
Cybersecurity Policy (as more fully described below). These Cyber Control Standards Councils feed into the Cybersecurity
Risk Category Controls Forum, the Group Controls Committee, the Group Risk Committee, and ultimately the Board Risk
Committee. In addition, the Group Co-Chief Operating Officers hold business reviews that include management updates on the status of cybersecurity across the Group, and a standalone Chief Operating Office Controls Forum that also escalates to the Group Controls Committee. Barclays’ Operational Risk and Internal Audit functions provide independent views of cyber risk management from second and third line of defence perspectives.
Barclays assesses its cybersecurity activities against the industry-recognised National Institute of Standards and Technology
(NIST) Cybersecurity Framework. Under Barclays' ERMF, there is an Information and Cyber Security Policy supported by 12
Standards which define the minimum requirements for cybersecurity matters across the Barclays Group.
The Policy is embedded into the Group's ERMF with Standards to implement cybersecurity risk management. The Standards cover the following topics: Cryptography, Network Security, Security Configuration, Data Loss Prevention, Vulnerability
Management, Data Security, Incident Response & Threat Intelligence, Threat Management, Governance, Identity & Access
Management, Third Party Information and Cyber Security, and Application Security.  The Group CISO approves and is accountable for the Information and Cyber Security Policy and associated Standards. As part of our programme, we periodically assess our performance against these Standards and identify areas for improvement and remediation.
The Barclays Group Board Risk Committee, within its oversight of Operational Risk as a principal risk, is responsible for overseeing risks arising from cybersecurity threats. In 2025, the Group CISO provided updates to the Barclays Group Board
Risk Committee about cybersecurity risks facing the Group. Such updates addressed topics that included the cybersecurity threat environment and ransomware attack preparedness, measurement of Barclays' risk and control posture, cybersecurity incident trends and Barclays' response, plans to improve Barclays' ability to recover from a material cyber attack scenario,

Barclays Bank PLC 2025 Annual Report on Form 20-F	42
Governance
Other governance
Barclays’ vulnerability management, privileged access to Barclays' systems, and regulatory developments.  In addition, the
Group Co-Chief Operating Officers provided updates to the Board detailing the progress being made to strengthen cybersecurity capabilities and reduce risk across the organisation as the threat environment continues to evolve.
Engaging external security consultants to conduct penetration tests, attack simulations and other reviews to independently benchmark Barclays’ cybersecurity capabilities is an important part of our cybersecurity programme that allows us to identify and remediate cybersecurity weaknesses. In 2025, individual testing activities were undertaken as part of the Chief
Information Security Office’s threat led assurance model to assess Barclays’ cyber defence capabilities.
Barclays also engages and partners with third-party security providers on certain activities such as cyber recovery, software vulnerability scanning, penetration testing, distributed denial of service (DDoS) attack prevention, phishing simulations, third-party risk management, incident response, threat intelligence, fraud prevention, and industry benchmarking.
An important part of Barclays’ security and cybersecurity environment is its Joint Operations Centres (JOCs), which operate
24/7 from three globally strategic locations, linking Barclays’ security professionals and incident response managers with control functions and business unit representatives. The JOCs deliver security responsiveness by uniting core security functions and providing a central information and coordination point for security incident management and escalation, based on defined severity levels. During escalating, significant incidents, the Barclays Crisis Management Team monitors the response by Incident Management Teams, Resilience Leads, and others, and will invoke the relevant Barclays Crisis
Leadership Teams (CLTs) if the severity of the incident so requires. CLTs are business-led teams at entity, business unit, and regional levels that provide strategic leadership in a crisis, maintain incident management oversight, and coordinate key decision making.
To manage security risk from Barclays’ third-party suppliers, many of which perform critical services for Barclays' businesses and handle sensitive Barclays data, we have a set of contractual Information and Cyber Security Supplier Control Obligations
that are based on requirements in our internal Standards. Using our dedicated Third Party Security Management team’s capabilities, as well as third-party tooling, we conduct assurance over our third parties and their respective suppliers and partners against those obligations. Activity is structured on a risk-based approach that prioritises suppliers that underpin our most important business services. Identified issues are managed formally, but we also engage proactively with third-party suppliers to help them strengthen their security and resilience posture. To recognise the risk presented by third-party suppliers, which are increasingly targeted by threat actors, we regularly alert third-party suppliers where we anticipate that they may be more vulnerable and should take preventative action.
Notwithstanding such third-party risk management efforts, Barclays does not have direct control over the cybersecurity of the systems of its third parties and their respective suppliers and partners, limiting the Group’s ability to effectively protect and defend against certain threats.
Certifications
Barclays holds four ISO27001 certifications (i.e., the international standard on how to manage information security), the
Cyber Essentials/Cyber Essentials Plus Certification, and a UK certification for Digital Banking.
Training
Barclays requires colleagues to complete mandatory information security training at least annually. Topics covered include incident reporting procedures, protecting sensitive data, device security, data leakage prevention, social engineering awareness, and password management. Consequences of non-completion may include disciplinary action and impact to compensation.
Barclays performs a number of key activities related to identifying, investigating, responding to and containing phishing, including an operational process that provides education and awareness through phishing simulation exercises, and management interventions for employees who demonstrate susceptibility to phishing lures. To report suspected phishing to
Barclays' JOCs for further investigation, colleagues have a reporting tool integrated into their email account and receive feedback on whether the reported email was suspect or genuine. Barclays uses metrics to continually refine its phishing education and training.

Barclays Bank PLC 2025 Annual Report on Form 20-F	43
Governance
Colleagues
The following sub-sections include a summary of the Barclays Bank PLC specific items from the Barclays PLC 2025 Annual
Report. For full details, refer to the Colleagues section of the Barclays PLC 2025 Annual Report. Figures mentioned are for the
Barclays Group, other than where specifically mentioned.
At the heart of achieving our plan to make Barclays simpler, better and more balanced are our colleagues. We are united by a shared Purpose, Values and Mindset, delivering to a consistently excellent standard in all we do - and we are making
Barclays Bank PLC a great place to work, where every colleague can reach their potential.
For more information on our commitment to our colleagues, see home.barclays/sustainability/esg-resource-hub/reporting and disclosures/
Engaging with colleagues
Sharing our strategy with colleagues - and explaining how they can contribute towards its delivery - has been a key part of our 2025 engagement. Regular, two-way dialogue helps us understand what is working well across the organisation and where we can improve.
Engagement with colleagues is delivered through townhalls, skip-level meetings, site visits, leader-led events, focus groups and surveys. Through our bi-annual Your View survey, our people can share their feedback on working at Barclays. We are committed to a respectful and inclusive environment where everyone feels safe to speak up. Our processes for raising concerns and whistleblowing provide channels for anonymous colleague feedback.
Our longstanding partnership with Unite in the UK offers further insight into the views of our people. We continue to consult with Unite on major change programmes to minimise job losses and prioritise reskilling and redeployment.
Embedding a consistently excellent standard
A consistently excellent standard is what we expect of ourselves - and what our customers, clients and all our stakeholders trust us to deliver. This continues to be an integral part of our culture and a key enabler of our three-year plan.
Our consistently excellent culture-change programme continued to embed these standards across the organisation.
Throughout 2025, local initiatives across divisions and functions supported Group-wide efforts to simplify processes, strengthen risk and control, and drive efficiency.
A consistently excellent standard is now embedded in HR tools, processes and products from hiring and induction, to performance management, promotions and development programmes.
By 2025, workshops were delivered to our colleagues globally, creating strong understanding across the organisation of what it means to deliver to a consistently excellent standard. We also launched the Risk and Control Digital Credential
(RCDC) – our first Group-wide, externally accredited online learning programme, certified by the Institute of Risk
Management. The RCDC equips colleagues with the knowledge and skills to proactively manage risk and strengthen controls. This initiative marked a significant step in our ongoing commitment to strong risk management and delivering to a consistently excellent standard.
Investing in our talent
Our talent ambition is to help our colleagues grow, develop and thrive at every level of our organisation, building a strong talent pipeline for the future. In 2025, we strengthened how we identify, assess and develop high-potential talent, introducing greater rigour and consistency, through implementing our Talent Management Standards including a consistent definition of potential, approach to talent reviews and calibration. We delivered accelerator programmes and sponsorship initiatives and continued our Evolution leadership development programme. We also offered senior leaders a suite of practical tools, targeted workshops, and resources to develop their skills.
In 2025, we continued hiring interns, graduates and apprentices, and continued building on our relationships with key partners to support inclusive access to all our opportunities. Barclays won the National Graduate Recruitment Award for
Most Popular Graduate Recruiter in Banking, Insurance and Financial services and was ranked in the top 20 in The Times
Top 100 Graduate Employers list – recognising our focus on our Early Careers population as a key talent pipeline for the future.
We simplified and personalised learning for colleagues and invested in technology to support our People Leaders'
development. For example, by piloting virtual coaching for our People Leaders and newly promoted Managing Directors
(MDs) and expanding the deployment of our 360-feedback tool.
In 2025 we focused on enhancing our alumni proposition – including by launching a differentiated experience for our
Executive Alumni. Our Group CEO hosted our first-ever MD alumni networking event in London, attended by members of the Executive Committee and Board.

Barclays Bank PLC 2025 Annual Report on Form 20-F	44
Governance
Colleagues
Our inclusive culture
We are evolving our approach to Inclusion and Opportunity with a focus on empowering our colleagues and leaders and driving company success - cultivating high-performing teams and providing rich opportunities for colleagues to progress, while aspiring to hire from the broadest global talent pools. We are committed to creating a workplace where everyone feels valued and respected, within a culture of belonging and equal opportunity for all.
Supporting our workforce
Helping our people perform at their best remains a priority. Barclays provides a range of support for colleagues through its policies covering annual leave, life events, health issues, family and caring and flexible working.
We support colleague wellbeing with data-driven campaigns that encourage healthy habits and a positive culture, supported by our mental health awareness eLearning and our 'Be Well' online wellbeing portal. We also continued to enhance our provision for colleagues in the UK with an updated Employee Assistance Programme providing additional mental health support to their family members.
Rewarding our colleagues
We offer eligible colleagues the opportunity to acquire Barclays shares on beneficial terms. In recognition of colleagues'
collective effort towards delivering our three-year plan and the effort that is still required, in February 2025 we granted colleagues a share award and in 2026 we will grant a similar colleague share award, for a second successive year.
In July 2025, all UK colleagues were given access to Barclays Premier Banking, which offers a suite of exclusive products, services, and benefits.
Enhancements to policy provisions
In 2025, we focused on aligning to our global policies to better support our colleagues and People Leaders in managing their work life at Barclays.
In November, we announced that our paternity leave policy in the UK will increase from two weeks to 16 weeks, and that the non-primary caregiver leave policy in Asia Pacific will increase from six weeks to ten weeks. Effective from 1 January 2026, these updates aim to help new parents spend more time with their families and support colleagues in balancing work and personal life.
Our people policies
Our people policies1 help us recruit the best people, provide equal opportunities and create an inclusive culture - in line with our Purpose, Values and Mindset, and in support of our long-term success. They are reviewed and updated regularly to ensure they remain aligned with our broader people strategy.
As part of our Fair Pay Agenda, we are committed to paying our colleagues fairly and appropriately relative to their role, seniority, skills, experience and performance. We pay at least a living wage in all our locations and provide colleagues with resources to ensure everyone has equal opportunity to progress.
Note
1 Our policies reflect relevant employment law, including the provisions of the Universal Declaration of Human Rights and the International Labour
Organisation (ILO) Declaration on Fundamental Principles and Rights at Work.

Barclays Bank PLC 2025 Annual Report on Form 20-F	45
Risk review
Contents
The management of risk is a critical underpinning to the execution of the Barclays Bank Group’s strategy. The material risks and uncertainties the Barclays Bank Group faces across its business and portfolios are key areas of management focus.

Risk management strategy		Page
Overview of the Barclays Bank Group’s approach to risk management.	▪Enterprise Risk Management Framework (ERMF)	47
	▪Segregation of duties – the “Three Lines of Defence” model	47
	▪Principal risks	47
	▪Risk appetite	48
	▪Risk Committees	48
	▪Barclays’ risk culture	49
Material existing and emerging risks
Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	▪Material existing and emerging risks potentially impacting more than one principal risk	50
	▪Climate risk	58
	▪Credit risk	58
	▪Market risk	60
	▪Treasury and capital risk	60
	▪Operational risk	61
	▪Model risk	66
	▪Compliance risk	67
	▪Financial crime risk	68
	▪Reputation risk	68
	▪Legal risk and legal, competition and regulatory matters	69
Principal risk management
The Barclays Bank Group’s approach to risk management for each principal risk with focus on organisation and structure and roles and responsibilities.	▪Climate risk management	71
	▪Credit risk management	74
	▪Market risk management	76
	▪Treasury and capital risk management	77
	▪Operational risk management	79
	▪Model risk management	79
	▪Compliance risk management	81
	▪Financial crime risk management	81
	▪Reputation risk management	82
	▪Legal risk management	82
Risk performance
Climate risk: The risk of financial losses arising from climate change, through physical risks and risks associated with transitioning to a lower carbon economy.	▪Climate risk performance	85
Credit risk: The risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties (including sovereigns), to fully honour their obligations to the Barclays Bank Group, including the whole and timely payment of principal, interest, collateral and other receivables.	▪Credit risk overview and summary of performance	89
	▪Maximum exposure and effects of netting, collateral and risk transfer	91
	▪Expected credit losses	93
	▪Management adjustments to models for impairment	103
	▪Climate risk ECL assessment	104
	▪Measurement uncertainty and sensitivity analysis	105
	▪Analysis of the concentration of credit risk	115
	▪Approach to management and representation of credit quality	117
	▪Analysis of specific portfolios and asset types	125
	▪Assets held for sale	126

Barclays Bank PLC 2025 Annual Report on Form 20-F	46
Risk review
Contents

Risk performance continued
Market risk: The risk of loss arising from potential adverse changes in the value of the Barclays Bank Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.	▪Market risk overview and summary of performance	131
	▪Review of management measures	131
Treasury and capital risk – Liquidity: The risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.	▪Liquidity risk overview	134
	▪Liquidity risk stress testing	134
	▪Contractual maturity of financial assets and liabilities	136
Treasury and capital risk – Capital: The risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments and stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the Barclays Bank Group’s pension plans.	▪Capital risk overview	141
	▪Foreign exchange risk	142
	▪Pension risk review	143
Treasury and capital risk – Interest rate risk in the banking book: The risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non- traded) assets and liabilities.	▪Interest rate risk in the banking book overview and summary of performance	145
	▪Net interest income sensitivity	145
	▪Analysis of equity sensitivity	145
	▪Volatility of the fair value through other comprehensive income (FVOCI) portfolio in the liquidity pool	146
Operational risk: The risk of loss to the Barclays Bank Group from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.	▪Operational risk overview and summary of performance	147
	▪Operational risk profile	148
Model risk: The potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.	▪Model risk overview and summary of performance	150
Compliance risk: The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the Barclays Bank Group's products and services.	▪Compliance risk overview and summary of performance	151
Financial Crime risk: The risk that the Barclays Bank Group and its associated persons (employees or third parties) commit or facilitate financial crime, and/or Barclays products and services are used to facilitate financial crime.	▪Financial Crime risk overview and summary of performance	152
Reputation risk: The risk that an action, transaction, investment, event, decision, or business relationship will reduce trust in the Barclays Bank Group’s integrity and/or competence.	▪Reputation risk overview and summary of performance	153
Legal risk: The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Bank Group to meet its legal obligations including regulatory or contractual requirements.	▪Legal risk overview and summary of performance	153
Supervision and regulation
The Barclays Bank Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations.	▪Supervision of the Barclays Bank Group	154

Barclays Bank PLC 2025 Annual Report on Form 20-F	47
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
Principal risks
The ERMF identifies ten principal risks namely: climate risk, credit risk, market risk, treasury and capital risk, operational risk, model risk, compliance risk, financial crime risk, reputation risk and legal risk. Financial crime risk was elevated to a principal risk in the ERMF, effective from 1 January 2025.  Previously, financial crime risk was managed as part of compliance risk.
Recognising the increased external threat of financial crime, this change will enhance transparency and visibility of financial crime risk within the Barclays Bank Group and reinforce independent assessment, management and oversight of financial crime risk.
Each of the principal risks is overseen by an accountable executive at the Barclays Group level who is responsible for overseeing and/or assigning responsibilities for the framework, policies and standards that set out associated responsibilities and expectations, and detail the related requirements around risk management. In addition, certain risks span across more than one principal risk.

Barclays Bank PLC 2025 Annual Report on Form 20-F	48
Risk review
Risk management
Barclays’ risk management strategy
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
Risk Committees
The Barclays Bank Group's various risk committees consider risk matters relevant to their business, and escalate as required to the Barclays Group Risk Committee (GRC), whose Chair, in turn, escalates to the Barclays Bank PLC Board Risk
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
▪The Barclays Bank PLC Board Risk Committee (BRC): The BRC monitors Barclays Bank Group’s risk profile against the agreed appetite. Where actual performance differs from expectations, the actions taken by management are reviewed to ascertain that the BRC is comfortable with them. The Barclays Bank Group CRO regularly presents a report to the BRC summarising developments in the risk environment and performance trends in the key portfolios. The BRC also reviews certain key risk methodologies, the effectiveness of risk management, and the Barclays Bank Group risk profile, including the material issues affecting each business portfolio and forward risk trends. The committee also commissions regular updates and in-depth analyses of significant risk topics, which are presented by business heads, the Group CRO or senior risk managers.
▪The Barclays Bank PLC Board Audit Committee (BAC): The BAC receives regular reports on the effectiveness of internal control systems, on material control issues of significance, and on accounting judgements, including a review of the adequacy of impairment allowances.
▪The Barclays Bank PLC Board Remuneration Committee (RemCo): The RemCo receives proposals on ex-ante and ex-
post risk adjustments to variable remuneration based on risk management performance including events, issues and the wider risk profile. These inputs are considered in the setting of performance incentives.

Barclays Bank PLC 2025 Annual Report on Form 20-F	49
Risk review
Risk management
Barclays’ risk management strategy
The GRC is the most senior executive body responsible for reviewing and monitoring the risk profile of the Barclays Bank
Group. This includes coverage of all principal risks (with the exception of certain  decisions on matters impacting reputation risk), and any other material risks, and any other material risks, to which the Barclays Bank Group is exposed. The GRC reviews and recommends the proposed risk appetite and associated limits to the BRC. The committee covers all business units and legal entities of the Barclays Bank Group.
Risk themes and horizon scanning reports, highlighting emerging and forward looking risks, are regularly presented to the
BRC for discussion and analysis. The themes are derived and quantified from principal risk horizon scanning and risk registers, complemented by senior management and BRC input. Watching brief items are collated and informed along the risk themes as a list of risks which may have a more limited impact and likelihood in the near-term but have the potential to develop and meet the risk theme definition in the future. The inventory of risk themes is updated regularly with key changes presented to the BRC. Key risk themes are a subset of the risk themes considered most topical at that moment and material to the Barclays Bank Group considering the external environment. The BRC semi-annually reviews and discusses a report entitled ‘Key Risk Themes and Management Actions’.
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
working relationships, and provides guidance on working with other Barclays employees, customers and clients, governments and regulators, business partners, suppliers, competitors and the broader community. See home.barclays/
sustainability/esg-resource-hub/statements-and-policy-positions/ for more details.

Barclays Bank PLC 2025 Annual Report on Form 20-F	50
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
financial condition and prospects.
A deterioration in global or local economic and market conditions may result in (among other things): (i) deteriorating business, consumer or investor confidence and lower levels of investment and productivity, which in turn may lead to lower customer and client activity, including lower demand for borrowing; (ii) higher default rates, delinquencies, write-offs and impairment charges as borrowers struggle with their debt commitments; (iii) subdued asset prices, which may impact the value of collateral held by the Barclays Bank Group and require the Barclays Bank Group and its clients to post additional collateral in order to satisfy margin calls; (iv) mark-to-market losses in trading portfolios resulting from changes in factors such as creditworthiness, securities prices and solvency of counterparties; and (v) revisions to calculated expected credit losses (ECLs) leading to increases in impairment allowances.
In addition, the Barclays Bank Group’s ability to borrow from other financial institutions or raise funding from external investors may be affected by deteriorating economic conditions and market disruption. Geopolitical events can also cause financial instability and affect economic growth.
During 2025, global economic conditions have been marked by uncertainty, driven by a rapidly developing geopolitical environment, the impact of US trade policies, diverging monetary policies, continued economic slowdown in China and structural economic issues in the UK and the EU. Without limitation, the Barclays Bank Group has observed the following macroeconomic risk themes/trends:
•Limitations on economic output growth, mostly driven by: (i) tight labour markets and low productivity growth in the main western economies; (ii) large fiscal deficits; and (iii) uncertainty about the impact of trade policies, export controls and tariff implementation across the globe dampening business and customer sentiment and economic activity through constrained consumer spending and business investment outside of sectors such as artificial intelligence (AI) and defence. These factors could lead to economic stagnation or even recessionary dynamics across
Europe, the UK and the US which could have a material adverse effect on the Barclays Bank Group's results of operations and profitability.
•In the US, executive and legislative initiatives in areas such as trade, foreign policy, energy, immigration, federal government spending, regulatory and institutional change, among others, has led to uncertainty about the long-term net impact of these factors on the wider economy and the overall effects on prices, labour markets, consumer spending, business sentiment and fiscal balance. A significant proportion of the Barclays Bank Group’s portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures.
If the aforementioned factors have a long-term negative impact on interest rates, inflation, business performance, employment, competitiveness and economic output, this could lead to higher levels of impairment and/or lower revenues, which could have a material adverse effect on the Barclays Bank Group's results of operations and profitability.
•The US administration's approach to foreign policy and regulatory and institutional frameworks has departed from that of previous administrations. The challenges to the status quo could have long-term impacts on the US and its trading partners, and there is a risk that this will result in disruption to the long-term standing of the US. A potential deterioration of the perceived US exceptionalism that drives demand for US assets and sustains the USD’s role as a reserve currency could materialise in episodes of uncertainty and volatility in global financial markets that could negatively impact the business environments the Barclays Bank Group and its clients operate in.
•The adoption of tariffs and other protectionist measures and countermeasures could further complicate the economic outlook for the EU, China and other export-driven emerging markets given their trade surpluses. A worsening economic outlook for these markets could have a material adverse effect on the Barclays Bank Group’s business in the affected regions.

Barclays Bank PLC 2025 Annual Report on Form 20-F	51
Risk review
Material existing and emerging risks
•The EU faces a number of structural challenges and is vulnerable to adverse geopolitical developments. Key difficulties for the EU include heavily indebted governments, a lack of productivity growth, tight labour markets and deteriorating demographics. In addition, some of the EU's key economic sectors, including automobiles, chemicals and renewables among others, are under pressure from competitive imports and changing trade patterns.
Uncertainty surrounding NATO's future and pressure to increase spending add to the vulnerability. A deterioration in these difficulties could adversely impact the Barclays Bank Group's business in the EU.
•In China, while headline GDP growth in 2025 has been broadly in line with its target of around 5%, recently released economic data has shown a weakening with a continued property market slump and a more challenging environment for its export-driven sectors while concerns remain over the longer term risks of deflation, weak domestic demand and an ageing demographic, which will have all led to a more uncertain outlook. The combination of these risks pressuring the financial sector and precipitating wider systemic concerns could affect the exposures of the Barclays Bank Group across global markets which are subject to contagion effects.
•The UK, which is a relevant corporate banking market for Barclays Bank Group, faces a number of structural challenges. While the Labour government has identified economic growth as a priority, growth has so far remained subdued, falling short of market expectations. Furthermore, the fiscal position of the UK has remained challenging and there are risks of further economic headwinds, such as supply chain disruptions and trade fragmentation leading to higher inflation, which could have a material adverse effect on the Barclays Bank Group's results of operations and profitability. The long-term impact of the Labour government’s fiscal policy could be detrimental for growth as well as for business and consumer sentiment, with risks to the Barclays Bank Group's corporate businesses.
•Weak economic sentiment is also reflected in the market’s view of UK assets, widening spreads for UK government and UK corporate debt, softening of the housing market and lowering valuations of UK equities compared with non-
UK peers. This may have a material adverse impact on the collateral held by the Barclays Bank Group in relation to its secured lending portfolios and may result in higher impairments and capital requirements. The UK stock market in particular continues to face structural headwinds, ranging from economic uncertainty and sectoral concentration to limited domestic capital deployment and regulatory constraints, potentially undermining its competitiveness and investor appeal, leaving the Barclays Bank Group, and its large UK corporate clients, indirectly exposed to potential risks relating to capital access and strategic positioning.
•The loss of ‘the presumption of conformity’ is widely reported to have raised costs for UK customers and clients exporting to the EU as it results in their products no longer being presumed to be in line with corresponding EU rules.
This, together with the risk of regulatory divergence between the UK and the EU, has had, and may continue to have, an adverse impact on both the Barclays Bank Group's EU and UK operations. Efforts to recalibrate the relationship between both parties are ongoing, with the first review of the EU–UK Trade and Cooperation Agreement (TCA)
expected in 2026. The trend for the EU–UK relationship is shifting from a minimalist post-Brexit stance toward structured cooperation on trade, climate, security, mobility and regulatory alignment, but risks to materialisation remain.
A deterioration in the aforementioned economic and business environment could result in (among other things):
•A prolonged slowdown in the markets where the Barclays Bank Group operates, with lower economic output, higher unemployment, and depressed property prices, which could lead to increased impairments in relation to a number of
Barclays Bank Group’s portfolios including the unsecured lending portfolio (credit cards) and real estate exposures;
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
•A credit rating downgrade for one or more members of Barclays Bank Group’s parent entity, BPLC (either directly or indirectly as a result of a downgrade in the UK sovereign credit ratings), which could significantly increase Barclays
Bank Group’s cost of funding and/or reduce its access to funding, widen credit spreads and have a material adverse impact on Barclays Bank Group’s interest margins and liquidity position; and/or
•A market-wide widening of credit spreads or reduced investor appetite could negatively impact Barclays Bank
Group’s cost of and/or access to funding.
In addition to weak/unfavourable economic conditions, other risk factors could adversely affect the business environment in which Barclays Bank Group operates:
•During 2025, financial market volatility and risk of disorderly markets have been driven by developments in the technological sector, where the deployment of AI and high expectations of returns have led to historic levels of capital expenditure and equity valuations on a select few, mostly US, corporations. Concentration risk and a potential valuation bubble if reality fails to meet expectations could lead to strong market corrections and negative wealth

Barclays Bank PLC 2025 Annual Report on Form 20-F	52
Risk review
Material existing and emerging risks
effects, which, in turn, may impact the wider economy and cause a deterioration in the business and economic environment.
•Economic activity is largely dependent on data, technology, networks, infrastructure and cybersecurity, heightening the risk and potential impact of service disruptions, either accidental or driven by bad actors such as cybercriminals or state sponsored actors using asymmetric tactics.
•Financial institutions are often perceived to have a role in global developments or events like geopolitical conflicts, climate change, digitalisation, fraud, money laundering, and sanctions, which give rise to reputational risks which are complicated to navigate.
•Disruptions to global supply chains have underlined the potential for further adverse impacts on the markets in which the Group operates. Further geopolitical deterioration, particularly in Ukraine, the Middle East and/or South
China Sea, and trade protectionism related de-coupling of production chains could also have a negative impact on the markets in which the Group operates.
•Diverging financial, conduct and prudential regulations between the jurisdictions where the Group operates increase the complexity and costs of compliance. In particular, increasing uncertainty and regulatory divergence between different jurisdictions relating to climate risk will add complexity and increase costs for compliance against varying regulatory expectations whilst also making it difficult for the Group to effectively and consistently manage stakeholder expectations and climate risks across its portfolios.
The circumstances mentioned above could have a material adverse effect on the  Barclays Bank Group’s business, results of operations, financial condition, prospects, liquidity, capital position and credit ratings (including potential credit rating agency changes of outlooks or ratings), as well as on the  Barclays Bank Group’s customers, clients, employees and suppliers.
ii)The impact of interest rate changes on the Barclays Bank Group’s profitability
The impact from changes to interest rates are potentially significant for the Barclays Bank Group, especially given the uncertainty as to the size and frequency of such changes, particularly in the Barclays Bank Group’s main markets of the UK, the US and the EU.
Interest rate cuts could put pressure on the Barclays Bank Group’s net interest margins (the difference between lending income and borrowing costs) due to either a delay in passthrough or a smaller passthrough of the interest rate cuts to client deposits. In that scenario the maturing structural hedges (portion maturing as part of the amortising structure) will be replenished at lower rates and this could adversely affect the profitability and prospects of the Barclays Bank Group.
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
Furthermore, payments processing and other services could be significantly disrupted by technologies, such as blockchain
(used in deposit tokenisations and stablecoins) and 'buy now pay later' lending, both of which have been the subject of significant FCA initiatives in recent years, with the FCA starting to regulate ‘buy now pay later’ lending from 15 July 2026.
Furthermore, the introduction of central bank digital currencies could have a significant impact on the banking system and

Barclays Bank PLC 2025 Annual Report on Form 20-F	53
Risk review
Material existing and emerging risks
the role of commercial banks by disrupting the current provision of banking products and services. This disruption could allow new competitors, some previously hindered by banking regulation (such as certain FinTechs), to provide customers with access to banking facilities and increase the disintermediation of banking services.
New technologies and changing consumer behaviour have previously required, and could continue to require, the Barclays
Bank Group to incur additional costs to modify or adapt its products or make additional capital investments in its businesses to attract and retain clients and customers or to match products and services offered by its competitors, including technology companies. For example, the Barclays Bank Group has continued to take steps to expand its investment in and to integrate AI technologies. Such AI technologies and services are rapidly evolving, and require significant investment, including development and operational costs, to meet the changing needs and expectations of the Barclays Bank Group’s customers and clients. For related competition risks refer to c) "New and emergent technology" in v) "Operational Risk"
below.
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
iv)Regulatory change agenda and impact on business model
The Barclays Bank Group’s business is subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations of the foregoing in the UK, the US, the EU, and the other markets in which it operates. Many legislative and regulatory changes that are relevant to the Barclays
Bank Group’s business may have an effect beyond the country in which they are enacted, either because the Barclays Bank
Group’s regulators, which include sectoral regulators within the banking and finance industries and legislators in national and supranational governments deliberately enact laws and/or regulations with extra-territorial effect or its global operations mean that the Barclays Bank Group gives effect to local laws and regulations on a wider basis.
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
•the continued focus by regulators, international bodies, organisations and unions on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers, promoting effective competition in the interests of consumers and ensuring the orderly and transparent operation of global financial markets, including the FCA’s ongoing consultation regarding the imposition of a motor finance customer compensation scheme, the consumer duty in the UK, and the FCA’s review of the provision of financial advice to consumers;
•the implementation of any conduct measures as a result of regulators’ focus on and review of organisational culture, employee behaviour and whistleblowing, and the UK regulators’ focus on firms’ management of non-financial misconduct matters;
•the UK regulators’ strategy for and promotion of competitive markets and growth, both domestically and internationally, including an increasing focus on streamlining and simplifying regulation;
•following the introduction of a new regime for public offers and admission to trading of securities in the UK in
January 2026, the reforms to the regulatory frameworks supporting the wholesale financial markets, including recent
(and expected) changes to the UK regime for asset management, changes to the bond and derivative transparency regime and potential reforms regarding the quality and accessibility of bond market data through the establishment of a consolidated tape;
•the increasing regulatory expectations and requirements relating to various aspects of operational resilience, including an increasing focus on minimising the impact of operational disruptions (including digital operational

Barclays Bank PLC 2025 Annual Report on Form 20-F	54
Risk review
Material existing and emerging risks
disruptions and IT systems failures) on the UK and EU financial sector, the role of critical third-party service providers to financial institutions, and operational incident and third party reporting requirements;
•the focus globally on technology adoption and digital delivery, including the use of AI, digital assets and digital money (including central bank digital currencies), payments and related infrastructure, and cybersecurity. This also includes the introduction of new and/or enhanced laws and / or regulatory standards in these areas, underpinned by customer protection principles, and actions by regulators that are designed to support the use of AI in the financial sector;
•the continued evolution of the UK’s regulatory framework following the UK's withdrawal from the EU, particularly following the implementation of the Financial Services and Markets Act 2023 (FSMA 2023) which provides for the ongoing revocation and repeal of assimilated law relating to financial services and, where relevant, its replacement with rules enacted (or to be enacted) by UK regulators, as well as any areas of divergence between the UK and EU regulatory regimes;
•the harmonisation of EU market access for non-EU banks, which will limit the Barclays Bank Group’s ability to service
EU customers from the UK going forward;
•the implementation of the reforms to the finalisation of the Basel III package, which includes changes to the RWA approaches to credit risk, market risk, counterparty risk, operational risk and credit valuation adjustments risk, implementation of the fundamental review of the trading book (FRTB) proposals, the application of input and output floors and the leverage ratio, as well as reforms to other aspects of prudential regulation, including the large exposures framework, and amendments to the Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL);
•the review of regulation of the US banking sector under the current US administration, including easing capital requirements or other prudential requirements;
•the review of regulation of the EU financial sector with a view to enhancing competitiveness of EU banks in particular, which will likely include the easing of regulatory burdens and capital requirements, simplification of regulations and an enhanced supervisory role for the European Supervisory Authorities;
•greater monitoring of, and implementation of policies to address capital requirements, liquidity risk, and credit risk management and continuing focus on review and assurance activities, reporting methodology and data quality in relation to these prudential requirements;
•increasing regulatory expectations of firms around governance and risk management frameworks, particularly for the management of climate change and other sustainability-related risks, enhanced sustainability disclosure and reporting obligations, corporate sustainability due diligence obligations, anti-greenwashing rules and requirements to develop and disclose a climate transition plan, as well as reactions to such initiatives, including taking a different or opposing stance in relation to legislation and rules related to sustainability, and jurisdictional divergence, potentially leading to conflict between initiatives;
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
•the reform to corporate criminal liability in the Economic Crime and Corporate Transparency Act 2023 in the UK,
which also introduced a failure to prevent fraud offence from September 2025, and prospective amendments to further expand the scope of corporate criminal liability;
•the application and enforcement of economic sanctions, including those with extra-territorial effect and those arising from geopolitical tensions;
•individual operating entities within the Barclays Group (including entities within the Barclays Bank Group) may be required to comply with additional regulatory requirements in order to facilitate the Barclays Group's resolution planning;

Barclays Bank PLC 2025 Annual Report on Form 20-F	55
Risk review
Material existing and emerging risks
•continuing regulatory focus on data privacy, including the processing of personal data, safeguards against unauthorised or improper access or disclosure, adherence to cookie and cookie banner compliance, and the use of personal data in AI systems;
•continuing regulatory focus on policies and procedures for identifying and managing cybersecurity risks, cybersecurity governance and the corresponding disclosure and reporting obligations;
•ongoing requirements to allocate and monitor management accountability within the Barclays Bank Group (for example, the requirements of the Senior Managers and Certification Regime in the UK and similar regimes elsewhere that are either in effect, are due to come into effect in the future or are under consideration, including new rules in the EU applicable to appointing senior managers), as well as requirements relating to executive remuneration and, separately, potential reforms to the UK’s SMCR; and
•continuing regulatory focus on the effectiveness of internal systems and controls and risk management frameworks.
For further details on the regulatory supervision of, and regulations applicable to, the Barclays Bank Group, refer to the
Supervision and regulation section.
v) Change delivery and execution risks
The Barclays Bank Group constantly adapts and transforms the way it conducts business in response to changing customer behaviour and needs, technological developments, regulatory expectations, increased competition and cost management initiatives. The Barclays Group’s strategy is focused on a plan to become simpler, better and more balanced. This strategy is intended to enable the Barclays Group to improve its customer service, provide more support to consumers and businesses, deliver higher quality income growth and build returns. Accordingly, effective management of transformation projects is required to successfully deliver the Barclays Bank Group's strategic priorities, involving delivering on both  externally driven programmes and key business initiatives to deliver revenue growth, product enhancement and operational efficiency outcomes. The magnitude, complexity and, at times, concurrent demands of the projects required to meet these priorities can result in heightened execution risk.
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
The Barclays Bank Group also needs to ensure that its strategy and business model adapt to changing national and international standards, industry and scientific practices, regulatory requirements and market expectations regarding climate change, which remain under continuous development. The Barclays Bank Group may face challenges from changing circumstances and external factors which are beyond the Barclays Bank Group’s control, including the rapid growth of energy demand, lingering geopolitical uncertainty, and the lack of policy consistency between, and within, jurisdictions.
Achieving the Barclays Bank Group's climate-related ambitions and targets will also depend on a number of factors outside the Barclays Bank Group's control, including reliable forecasts of hazards from physical climate models and availability of data / models to measure / assess climate impact on clients. The pathway to net zero is uncertain, complex and dependent on progress in various areas such as advances in low-carbon technologies, progress by clients towards their own net zero goals, and supportive public policies in markets where the Barclays Bank Group operates. If there is a lack of progress in the aforementioned areas, the Barclays Bank Group may fail to achieve its climate related ambitions and targets, and this could have a material adverse effect on the Barclays Bank Group’s business, operations, financial condition, prospects and reputation.
vi) M&A and strategic initiatives
The Barclays Bank Group may, from time to time, pursue acquisitions, disposals or other strategic initiatives which could subject it to a variety of risks and uncertainties.
In connection with acquisitions, actual results associated with acquired businesses may differ from the anticipated results, including with respect to: (i) overall future performance of the assets and liabilities acquired and the ability to capitalise on anticipated growth opportunities; (ii) level of integration achieved, and the cost and timing of any integration and the resulting ability to realise expected synergies; (iii) failure to retain key employees, customers and suppliers of the acquired business (iv) cost and timing to achieve separation from any legacy businesses; and (v) the extent to which contingent risks arise in the acquired business.
In connection with disposals, the Barclays Bank Group may be required to continue to provide transitional services to the transferred business for a period of time.

Barclays Bank PLC 2025 Annual Report on Form 20-F	56
Risk review
Material existing and emerging risks
In respect of transactions announced but not yet completed, it may be necessary to obtain regulatory and other approvals, or satisfy other conditions, before completion can occur, and there can be no assurance that such approvals will be obtained or such conditions satisfied (either at all or on terms which are acceptable to the Barclays Bank Group). Transactions that are announced may be subject to lengthy delays or may not proceed to completion.
Strategic activity of this nature is time-consuming and could produce unforeseen regulatory or operating difficulties, cause the Barclays Bank Group to incur incremental expenses or require incremental financial, capital, management and other resources. The Barclays Bank Group may also be exposed to post-transactional contractual claims in connection with acquisitions, disposals or other strategic activity.
Any of these risks could result in a failure to realise the anticipated benefits of any such strategic activity, or otherwise have a material adverse effect on the Barclays Bank Group’s results of operations, financial conditions and prospects.
vii) Card Partnerships
The Barclays Bank Group maintains several co-branded credit cards and credit card partnership agreements in the US. Such arrangements are a means of reaching new customers and expanding brand reach, but there is significant competition among card issuers for these relationships. A deterioration in or failure to maintain these credit card relationships with co-
brand partners, including non-renewal of contracts with existing partners, early termination of partnership arrangements due to a contractual breach and changes in consumer behaviour regarding spending patterns, could have a negative impact on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
viii) Evolving landscape with respect to artificial intelligence (including generative and agentic artificial intelligence)(AI)
and machine learning technologies
The use of rapidly evolving technologies such as AI, by the Barclays Bank Group and its third-party service providers, while presenting significant benefits, can also present risks and challenges to the Barclays Bank Group’s business. Use of AI (and particularly the growing use of agentic AI) may expose the Barclays Bank Group to liability, reputational harm, regulatory actions and threats of litigation, particularly if such technology produces errors or hallucinations, or results in output that is biased, harmful, discriminatory or that infringes the intellectual property or data privacy rights of third parties, or otherwise if such technology does not function as intended.
The use of AI by the Barclays Bank Group’s third-party service providers in their business activities, whether or not disclosed or known to the Barclays Bank Group, could also expose the Barclays Bank Group to risks. While the Barclays Bank Group believes it conducts appropriate diligence prior to onboarding third-party service providers, the failure of one or more such service provider to meet the Barclays Bank Group’s expectations may have an adverse effect on the Barclays Bank Group’s operations or financial condition, result in legal or regulatory violations, jeopardise the Barclays Bank Group’s intellectual property rights, cause the Barclays Bank Group to be in breach of its contracts or give rise to issues pertaining to data privacy and data protection. This may arise as a result of a service provider, including by use of AI tools in contravention of agreements with the Barclays Bank Group, inputting the Barclays Bank Group’s confidential or proprietary information into
AI tools, sourcing data for development, training or fine-tuning of the tool from unlawful sources or in an otherwise unlawful manner or implementing the roll-out of new AI tools or functionalities without the Barclays Bank Group’s approval. See
“supplier exposure” for more information regarding risks arising with respect to suppliers.
In addition, laws and regulations focused on the use and provision of AI technologies may impose certain obligations on the
Barclays Bank Group. For example, emerging AI regulations may require the Barclays Bank Group to conduct complex impact assessments, risk evaluations or other compliance reviews prior to deploying AI tools for certain high-risk applications, including automated decision-making that affects individuals. Such assessments can be resource-intensive, time-consuming and may require input from third party specialist advisers. Any failure to conduct these assessments properly, or at all, could result in regulatory enforcement action, monetary penalties, mandatory cessation of AI system usage, litigation and potential liability, as well as other adverse consequences. Furthermore, the regulatory framework for AI continues to evolve and is largely unsettled and fast-moving to varying extents in the jurisdictions in which the Barclays
Bank Group operates. Uncertainty in the legal regulatory regime relating to AI may require significant resources to modify and maintain business practices to comply with laws, the nature of which cannot be determined at this time.
Several jurisdictions around the globe, including Europe and certain U.S. states, have already proposed or enacted laws governing AI. For example, the EU Artificial Intelligence Act (the “EU AI Act”), which came into force on 1 August 2024, will generally become fully applicable after a two-year transitional period, with certain obligations taking effect at an earlier or later time. The EU AI Act introduces various requirements for AI systems and models placed on the market or put into service in the EU, including specific transparency and other requirements for general purpose AI systems and the models on which they are based. In the US, while the White House signed an Executive Order Removing Barriers to American
Leadership in Artificial Intelligence which prioritises deregulation, several states are considering enacting or have already enacted regulations concerning the use of artificial intelligence technologies. These include the California Transparency in
Frontier Artificial Intelligence Act, the Utah Artificial Intelligence Consumer Protection Amendments, the updated California
Consumer Privacy Act regulations (which came into effect 1 January 2026) and the Colorado Consumer Protections for
Artificial Intelligence Act (effective 30 June 2026). While the UK does not currently have in place any general statutory regulation of AI, some form of regulation is anticipated, although its content and timing is currently uncertain.

Barclays Bank PLC 2025 Annual Report on Form 20-F	57
Risk review
Material existing and emerging risks
Other jurisdictions may decide to adopt similar or more restrictive legislation that may render the use of such technologies challenging or risky. Divergence in legislation and regulatory approach across jurisdictions may make it harder for the
Barclays Bank Group to conduct its business using AI, lead to regulatory fines or penalties, require the Barclays Bank Group to change its product offerings or business practices, or limit the Barclays Bank Group’s use of AI. If the Barclays Bank
Group's use of AI is restricted, it could lead to business disruption and the Barclays Bank Group’s business may be less efficient or may be at a competitive disadvantage. Replacement of these technologies with compliant alternatives could require substantial capital expenditures or lead to a loss of proprietary data or historical optimisation. Additionally, if new regulations substantially restrict the Barclays Bank Group's usage of AI to drive business efficiencies, the Barclays Bank
Group could face significantly higher operating costs to re-hire personnel or obtain third-party support to perform tasks previously handled by automated systems, requiring costly and time-intensive recruitment, training or outsourcing arrangements. Moreover, the Barclays Bank Group’s failure, or perceived failure, to comply fully with developing laws and regulations relating to AI or machine learning technologies, or meet evolving and varied stakeholder expectations and industry standards, could harm the Barclays Bank Group’s business, reputation, financial condition, and operating results.
See “Processing errors” and “Model risk” for more information regarding the potential consequences of integrating AI into the Barclays Bank Group’s product or service offerings, “Data management, information protection and AI” for more information relating to risks relating to data protection and compliance with existing and future laws and regulations, and
“cyber attacks” for more information on the cybersecurity risks relating to AI technologies.

Barclays Bank PLC 2025 Annual Report on Form 20-F	58
Risk review
Material existing and emerging risks
Material existing and emerging risks impacting individual principal risks
i)Climate risk
Climate risk is the risk of financial losses arising from climate change, through physical risks and risks associated with transitioning to a lower carbon economy. Climate risk is a Principal Risk under Barclays’ ERMF. The Climate Risk Policy focuses on managing the impacts of climate change across the Group's financial and operational risk categories as defined in the Climate Risk Framework. Climate risk may also drive non-financial risks such as reputational and legal risk, which continue to be managed under their respective risk frameworks.
Physical risks, such as acute weather events (e.g. cyclones, hurricanes and floods) and long-term climate pattern shifts (e.g.
droughts, temperature and precipitation levels), can lead to damage to fixed assets, operational disruptions, changes in production outputs and increased costs (among other things).
A transition to a low-carbon economy requires policy and regulatory changes, technological innovations, and reshaped consumer behaviour and market sentiment. This can lead to transition risks from increased costs and reduced revenues.
The potential impacts of both physical and transition risks on the economy may include lower GDP growth, higher unemployment, shortage of raw materials and products, supply chain disruptions, significant fluctuations in prices of assets
(such as in the real estate sector), and shifting demands for goods and services. These impacts could subsequently affect the business model and profitability of both the Barclays Bank Group and its clients. There is significant uncertainty surrounding the timeframes in which both these physical and transition risks may manifest, adding further challenges to the
Barclays Bank Group in assessing, quantifying and managing the risks associated with climate change within its downstream financed portfolios. Additionally, divergence in climate policies and regulatory standards across different jurisdictions may lead to inconsistencies in reporting, risk assessment methodologies and compliance requirements, making it challenging for Barclays Bank Group to adopt a unified approach to managing climate risk and meeting regulatory obligations. This fragmentation increases operational complexity and the cost of compliance, and undermines the Barclays
Bank Group’s ability to effectively manage climate risks, including transition risks associated with high-emitting clients.
In 2025, mounting evidence pointed to a rise in physical risks, with acute events such as wildfires, droughts, and flash floods affecting multiple geographies globally. The UK experienced its hottest summer on record, with temperatures exceeding the long-term average by 1.5°C. In the US, the number of wildfires reported by the National Interagency Fire Centre surpassed the 10-year average, while proposed reforms to the Federal Emergency Management Agency (FEMA) raised concerns about future disaster recovery capacity. There is also evidence of chronic physical risks materialising, with the Met Office’s annual
State of the UK Climate Report confirming that temperature and rainfall extremes are becoming more prevalent. The intensification of physical risks could increase risks in the Barclays Bank Group's portfolios and also damage the Barclays
Bank Group’s facilities and infrastructure, leading to a potential adverse impact on its financial position.
The Barclays Bank Group recognises climate risk as an amplifier of existing risk categories, exerting influence across multiple principal risk types and heightening their severity. The Barclays Bank Group's wholesale credit corporates that are most exposed to climate-related risks— particularly those operating in high-emitting sectors with limited transition preparedness
— are likely to experience operational and financial challenges. Such vulnerabilities can lead to a deterioration in creditworthiness, thereby increasing credit risk within the Barclays Bank Group’s portfolios. The Barclays Bank Group’s Risk
Register process reflects the potential effects of climate risk drivers on the Barclays Bank Group’s principal risks and its portfolios. Based on the 2025 assessment, climate risk is assessed as having a higher materiality rating within the Barclays
Bank Group's Risk Register for Credit Risk than across other principal risk categories.
The Barclays Bank Group may face difficulties from changing circumstances and external factors which are beyond the
Barclays Bank Group’s control, which can provide challenges to the Barclays Bank Group in contributing to the Group's climate-related ambitions and targets. These difficulties include geopolitical issues, energy security and other considerations such as policy environment, technological advancements and market dynamics  for a low-carbon economy. The pathway to net-zero is uncertain, complex and dependent on progress in various areas such as advances in low-carbon technologies, collective action by clients to meet their own climate goals and supportive government policies in markets where the
Barclays Bank Group operates. Furthermore, the Barclays Bank Group’s business and operations have been, and may continue to be, adversely impacted by the perception that its response to climate change is ineffective, insufficient, or otherwise inappropriate, which could result in potential adverse impacts on its financial position.
For further details on the Barclays Bank Group’s approach to climate change, refer to the climate risk management section.
ii)Credit risk
Credit risk is the risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the Group, including the whole and timely payment of principal, interest, collateral, and other receivables. Credit risk is impacted by a number of factors outside the Group’s control, including wider economic conditions.

Barclays Bank PLC 2025 Annual Report on Form 20-F	59
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
For further details, refer to Note 8 of the financial statements on page 197.
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
▪Consumer affordability: higher inflation and higher interest rates could increase the cost of living and negatively impact a customer's ability to service debt payments, leading to increased arrears in both unsecured and secured products. The risk is further heightened with uncertainty around global fiscal policy including tariffs and sovereign debt which could increase inflation and weaken economic growth. Additionally, there is potential US consumer credit weakness from all time high consumer debt and student loan debt which could strain consumer affordability, leading to higher arrears and
ECLs.
▪UK Retail, Hospitality and Leisure: the continuing cost of living pressures, falling consumer confidence, or macroeconomic factors adversely affecting consumers could trigger a contraction in demand which, together with rising business costs, including from taxes, would add pressure to sectors heavily reliant on consumer discretionary spending.
This represents a potential risk in the Barclays Bank Group’s UK corporate portfolio as a higher probability of default exists for retailers, hospitality and leisure providers and their landlords while these pressures remain.
▪Leveraged Finance Underwriting: the Barclays Bank Group takes on non-investment grade underwriting exposures, including single name risk, particularly in the US and the UK. The market environment has remained constructive and highly competitive in 2025, despite geopolitical tensions and concern around the impact of tariffs.
▪Oil & Gas sector: In the short term, the sector is vulnerable to geopolitical shifts impacting supply and demand. In the longer term, costs associated with the transition towards renewable sources of energy may place greater financial demands on oil and gas companies.
▪Information Technology: companies may struggle to monetise their technology offerings, including use of AI or alternatively may find their offerings disrupted by other emerging new technology. Barclays Bank Group’s clients face heightened risk from data security breaches and ransomware and/or cyber attacks as well as from the malicious use of
AI, all of which could negatively impact their ability to service debt obligations.
▪Resilient US economy with tight labour market: whilst the US economy proved to be resilient in 2025, there have been signs of weakness. The Barclays Bank Group continues to monitor closely consumer trends as it relates to personal saving rate, category spend - discretionary versus essential, high consumer debt levels, and the overall household net worth.
▪Sovereign wholesale exposure: the Barclays Bank Group is exposed to sovereigns with sovereign debt to GDP ratios above 100% with low economic growth. Failure to reduce public spending could cause debt levels to become unmanageable and damage investor confidence, potentially delaying economic recovery which, in turn, could materially adversely affect the Barclays Bank Group's results of operations including, but not limited to, increased credit losses.
▪Private Credit: the private credit industry operates largely outside of the traditional banking system and public markets, and is characterised by risks associated with the use of leverage, illiquid investments, structural complexity and limited disclosure. As a result, certain other risks to which the Barclays Bank Group is exposed may be amplified by its activities in the private credit sector. In addition, due to the interconnectedness between private credit and other areas of economic activity and second order losses resulting from private credit exposure, private credit presents a risk to financial system stability.
The Barclays Bank Group also has large individual exposures to single name counterparties (such as brokers, central clearing houses, dealers, banks, mutual and hedge funds, and other institutional clients) in both its lending and trading activities, including derivative trades. The default of one such counterparty could cause contagion across clients involved in similar activities and/or adversely impact asset values should margin calls necessitate rapid asset disposals by that counterparty to raise liquidity. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high

Barclays Bank PLC 2025 Annual Report on Form 20-F	60
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
Economic and financial market uncertainties remain elevated, amid ongoing geopolitical conflicts, shifting trade policies, and persistent inflationary pressures. A disruptive transition to lower interest rate levels, deteriorating trade, and intensifying geopolitical tensions could heighten market risks for the Barclays Bank Group’s portfolios.
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
▪Off-balance sheet commitments: deterioration in economic and market conditions could cause customers to draw on off-balance sheet commitments provided to them, for example, revolving credit facilities, negatively affecting the
Barclays Bank Group's liquidity position.

Barclays Bank PLC 2025 Annual Report on Form 20-F	61
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
▪Failure to meet prudential capital requirements: this could lead to the Barclays Bank Group being unable to support some or all of its business activities, a failure to pass regulatory stress tests, increased cost of funding due to deterioration in investor appetite and/or credit ratings, restrictions on distributions and/or the need to take additional measures to strengthen the Barclays Bank Group's capital or leverage position.
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
c.Interest rate risk in the banking book
Interest rate risk in the banking book is the risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities. This also includes credit spread risk in the banking book, the risk that the Barclays Bank Group is exposed to capital or income volatility because of changes in credit spreads on its (non-traded) assets and liabilities. The Barclays Bank Group’s hedging programmes for interest rate risk in the banking book rely on behavioural assumptions and, as a result, the effectiveness of the hedging strategy cannot be guaranteed. A potential mismatch in the balance or duration of the hedging assumptions could lead to earnings deterioration if there are interest rate movements which are not adequately hedged. A decline in interest rates may also compress net interest margins on retail and corporate portfolios. In addition, the Barclays Bank Group’s liquid asset portfolio is exposed to potential capital and/or income volatility due to movements in market rates and prices which may have a material adverse effect on the capital position of the Barclays Bank Group.
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
a)Operational resilience
The Barclays Bank Group functions in a highly competitive market, with customers and clients that expect consistent and smooth business processes. The loss of or disruption to business processing is a material inherent risk within the Barclays
Bank Group and across the financial services industry, which has impacted the Barclays Bank Group in the past and may continue to impact the Barclays Bank Group in the future, whether arising through failures in the Barclays Bank Group’s technology systems, cyber and/or data integrity disruptions, unavailability of services supplied by third parties, or unavailability of personnel and premises.
A challenge for the Barclays Bank Group, as for all companies, is the ability to recover from and remain within impact tolerance for a pervasive cyber attack which impacts a number of applications, data and infrastructure services, or a third party. Failure to build resilience and recovery capabilities into business processes, or into the services on which the Barclays
Bank Group’s business processes depend, may result in significant customer harm, costs to reimburse losses incurred by the
Barclays Bank Group’s customers and clients, and reputational damage. There are also risks associated with increasing

Barclays Bank PLC 2025 Annual Report on Form 20-F	62
Risk review
Material existing and emerging risks
regulatory focus and new developments on operational resilience, which are considered in risk factor (iv) ‘Regulatory change agenda and impact on business model’ above.
b)Cyber attacks
Cyber attacks continue to be a global threat inherent across all industries, with the number and severity of attacks continuing to rise. The financial sector remains a primary target for cybercriminals, hostile nation states (including nation-
state-sponsored groups), opportunists and hacktivists. The Barclays Bank Group experiences numerous attempts to compromise its cybersecurity protections. In 2025, cybersecurity incidents experienced by the Barclays Bank Group included phishing and cyber incidents within our supply chain.
The Barclays Bank Group cannot provide absolute security against cyber attacks. Malicious actors, who are increasingly sophisticated in their methods, tactics, techniques and procedures, seek to steal money, gain unauthorised access to, destroy or manipulate data, and disrupt operations. Further, some attacks may not be recognised or discovered until launched or after initial entry into the environment, such as novel or zero-day attacks that are launched before patches are available and defences can be readied. Other attacks may take advantage of the window during which patching or the deployment of other defences is underway, but not yet complete. Malicious actors are also increasingly developing methods to avoid detection and alerting capabilities, including by employing counter-forensic tactics, making response activities more difficult. Additionally, the Barclays Bank Group's deployment of agentic AI with access to systems, data and third-party tools creates an expanded attack surface for cyber attacks, as threat actors may exploit inadequate permissioning controls to manipulate agents into executing unauthorised actions, accessing sensitive information or initiating malicious transactions beyond their intended scope, and the autonomous nature of these systems may enable attackers to conduct multi-step attacks that evade traditional security controls before detection occurs.
Cyber attacks can originate from a wide variety of sources and target the Barclays Bank Group in numerous ways, including via the Barclays Bank Group's networks, systems, applications, devices, or parties such as service providers and other suppliers, counterparties, employees, contractors, customers or clients, presenting the Barclays Bank Group with a vast and complex defence perimeter. Moreover, the Barclays Bank Group does not have direct control over the cybersecurity of the systems of its clients, customers, counterparties and third-party service providers and suppliers, limiting the Barclays Bank
Group’s ability to effectively protect and defend against certain threats. Some of the Barclays Bank Group’s third-party service providers and suppliers have experienced successful attempts to compromise their cybersecurity. These have included incidents resulting in the compromise of the Barclays Bank Group's data and ransomware attacks that disrupted service providers’ or suppliers’ operations and, in some cases, have had impacts on the Barclays Bank Group's operations.
Such cyber attacks are likely to continue. Many of the Barclays Bank Group's agreements with third parties include liability or indemnification provisions, but the Barclays Bank Group may not be able to recover sufficiently, or at all, under these provisions to adequately offset any losses or other adverse impacts the Barclays Bank Group may incur from third party incidents.
Inadequacies in, or failures in the adherence to, the Barclays Bank Group's cybersecurity policies, procedures or controls;
failure to keep pace with evolving technology; instances of employee negligence, recklessness, malfeasance, poor password management, or susceptibility to social engineering; misconfigurations in technology and security infrastructure;
authentication and access management lapses; imperfect control frameworks or operational effectiveness; and human, governance or technological error could also compromise the Barclays Bank Group’s ability to successfully prevent and defend against cyber attacks. Furthermore, certain legacy technologies that are at or approaching end-of-life may not be able to maintain acceptable levels of security.
The Barclays Bank Group's assessment of its cybersecurity risk reflects an elevated cybersecurity risk profile due to factors such as the onset of AI, which may be used to facilitate increasingly sophisticated attacks including AI-enabled social engineering; ongoing work to address areas in need of enhancement identified through cybersecurity testing; bad actors’
increasing ability to elude our defences and take advantage of customer and employee behaviours in novel ways; and
geopolitical events that could impact the Barclays Bank Group directly, or indirectly through its critical suppliers or national infrastructure.
Certain cybersecurity risks to the Barclays Bank Group may be unknown to management and therefore not fully accounted for in the Barclays Bank Group's cybersecurity assessments, strategy and programme priorities.
The Barclays Bank Group uses targeted external independent reviews to help ensure that its assessment of cybersecurity risk is comprehensive and dynamic, and the Barclays Bank Group continues to implement enhancements identified through previous cybersecurity testing and reviews.
Common types of cyber attacks include deployment of malware to obtain covert access to systems and data; ransomware attacks that render systems and data unavailable through encryption and attempts to leverage business interruption or stolen data for extortion; novel or zero-day exploits; denial of service and distributed denial of service attacks; infiltration via business email compromise; social engineering, including phishing, vishing and smishing; automated attacks using botnets;
third-party customer, vendor, service provider and supplier account takeover; malicious activity facilitated by an insider; and
credential validation or stuffing attacks using login and password pairs from unrelated breaches. A successful cyber attack of any type has the potential to cause serious harm to the Barclays Bank Group or its clients and customers, including

Barclays Bank PLC 2025 Annual Report on Form 20-F	63
Risk review
Material existing and emerging risks
exposure to potential contractual liability, claims, litigation, regulatory or other government action, loss of existing or potential customers, damage to the Barclays Bank Group’s brand and reputation, and other financial loss. The impact of a successful cyber attack is also likely to include operational consequences (such as unavailability of services, networks, systems, devices or data), remediation of which could come at significant cost.
While the Barclays Bank Group maintains insurance coverage that may, subject to relevant retentions, cover certain types of losses related to cybersecurity incidents, such insurance coverage may be insufficient to cover all losses and may not take into account potential loss of business or other financial harm.
A successful cyber attack may result in significant fines and penalties to the Barclays Bank Group. In addition, any new regulatory measures introduced to mitigate these risks are likely to result in increased technology and compliance costs for the Barclays Bank Group.
For further details on the Bank’s approach to cyber attacks, see the Operational risk performance section on page 147. For further details on cybersecurity regulation applicable to the Bank, refer to the supervision and regulation section on page
154.
c)New and emergent technology
Technology is fundamental to the Barclays Bank Group’s business and the financial services industry. Technological advancements present opportunities to develop new and innovative ways of doing business across the Barclays Bank Group, with new solutions being developed both in-house and in association with third party companies.
The rapid development in AI is an area of technological advancement that the Barclays Bank Group is monitoring closely.
This includes the identification of potential use cases for responsible adoption of AI in the Barclays Bank Group’s own operations as well as managing the salient risks and other threats third party usage of AI may pose, including with respect to intellectual property ownership and infringement, cybersecurity, antitrust and fraud. For example, the Barclays Bank Group may be unable to protect certain materials created using AI technologies with copyrights or patents given the position of courts and intellectual property offices in the US and in some other jurisdictions on the need for a certain level of human inventorship. Additionally, inventions or works of authorship created using AI technologies may be based on, rely on, or contain materials that were used in the training of such technologies and which are subject to third-party intellectual property rights. This could expose the Barclays Bank Group to claims of intellectual property infringement or misappropriation. Other related risks include exposure to open-source software risks when using AI-based coding tools
(that have been developed using vast amounts of open-source software) to write software. The use of copyrighted materials in AI and machine learning technology has not been fully interpreted by courts, creating additional uncertainty regarding potential intellectual property risks.
In addition, while AI can present significant benefits, it also presents significant and evolving risks and challenges to the
Barclays Bank Group's business, such as those related to algorithmic fairness, data life-cycle management, data ethics, data privacy and security and records management (e.g. the risks arising from any failure to appropriately identify and retain prompts, logs, outputs and intermediate artefacts from an AI process in accordance with business needs, as set out in the applicable retention schedule, and data protection laws). AI also poses data sourcing, technology integration and process issues and programme bias in decision-making algorithms. Any of these risks could impair the adoption and acceptance of
AI and result in regulatory investigations or actions, litigation, client dissatisfaction, reputational harm and adverse effects on its business and financial condition. These risks may be more significant for certain AI tools (for example, agentic AI has the potential to exacerbate certain risks, such as those relating to data privacy and security, due to its autonomous nature) or if
AI is deployed in an uncoordinated but widespread way within the Barclays Bank Group (particularly relating to the use of AI agents).
If the output from AI in the Barclays Bank Group's products, systems or solutions is deemed to be inaccurate or questionable, or if the use of AI does not operate as anticipated or perform as promised (including in relation to confidential information and personal data), the Barclays Bank Group may be exposed to additional liability, reputational harm, potential regulatory enforcement and threats of litigation, as further described at “Evolving landscape with respect to artificial intelligence (including generative and agentic artificial intelligence) (AI) and machine learning technologies,” “Model risk”
and “Data management, information protection and AI”.
Alongside those risks associated with the deployment of AI, risks could also arise from decisions not to deploy the technology. As the adoption of AI quickens, risks arising from competition with the Barclays Bank Group's peers are intensified. Any failures to adequately leverage AI technologies, or the adoption of an overly conservative approach to AI implementation, could cause the Barclays Bank Group to miss significant business opportunities, fall behind competitors, and adversely affect its growth prospects and financial performance. Pressure to recruit personnel with specific AI-based skill sets and to upskill existing employees in this context may give rise to significant costs and/or may be difficult to sustain, and such steps do not necessarily mitigate these risks from competitors.

Barclays Bank PLC 2025 Annual Report on Form 20-F	64
Risk review
Material existing and emerging risks
d)Fraud
The nature of fraud is wide-ranging and continues to evolve, as criminals seek opportunities to target the Barclays Bank
Group’s business activities and exploit changes in customer behaviour and product and channel use (such as the increased use of digital products and enhanced online services). Fraud attacks vary, can be highly sophisticated (e.g. leveraging deepfake and automation capabilities), and can be orchestrated by organised crime groups or individuals. Fraudsters use various techniques to target customers and colleagues directly (i.e. third party fraud) or Barclays Bank Group directly (i.e.
first party fraud such as, for example, intentionally providing false information to Barclays for personal gain). In the UK, APP
(Authorised Push Payment) scams are a growing fraud type where customers are deceived to transfer funds from their accounts to bad actors. Fraud can also be committed by one or more employees and workers of an entity (i.e. internal fraud)
or may manifest as unauthorised trading fraud. The impact from fraud can lead to customer harm, financial losses to both the Barclays Bank Group and its customers, loss of business, missed business opportunities and reputational damage, all of which could have a material adverse impact on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
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
financial condition and prospects.
Further, there is increased risk of inadvertent disclosure of confidential information or personal information in connection with the utilisation of AI technologies, whether through AI model errors, data breaches, or other vulnerabilities, which may also result in stronger regulatory scrutiny, leading to legal and regulatory investigations and enforcement actions that could negatively impact the Barclays Bank Group’s business, even if unfounded. AI technologies are highly reliant on the collection and analysis of large amounts of data, which may be overbroad, insufficient, or contain biased, inaccurate or incomplete information. There often exists a lack of transparency regarding the sources of data (including personal data) used to train or develop AI technologies or how inputs are converted to outputs and the Barclays Bank Group may not be able to fully validate this process and its accuracy (particularly where it is part of a complex, multi-step process and inaccurate or incomplete information may be compounded across many steps, such as in agentic AI systems). This could result in outputs that include or are derived from inaccurate, incomplete or erroneous information, or that include AI bias, AI hallucinations, harmful content, discrimination, violation of privacy law or intellectual property infringement or misappropriation.
Additionally, if the AI model in a tool used by the Barclays Bank Group has been trained by a third party in a manner that is not compliant with data protection laws, there is a risk that the Barclays Bank Group will be held liable in certain jurisdictions
(e.g. the EU).

Barclays Bank PLC 2025 Annual Report on Form 20-F	65
Risk review
Material existing and emerging risks
For further details on data protection regulation applicable to the Barclays Bank Group, refer to the supervision and regulation section and for further detail on the associated risks, refer to the sections entitled “Evolving landscape with respect to artificial intelligence (including generative and agentic artificial intelligence) (AI) and machine learning technologies” and “New and emergent technology”.
f)Algorithmic trading
In some areas of the investment banking business, trading algorithms are used to price, trade and risk manage client and principal transactions. An algorithmic error could result in erroneous or duplicated transactions, a system outage, or impact the Barclays Bank Group’s pricing abilities, which could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition, prospects and reputation.
g)Processing errors
The Barclays Bank Group’s businesses are highly dependent on its ability to process and monitor, on a daily basis, a very large number of transactions, many of which are highly complex and occur at high volumes and frequencies, across numerous and diverse markets in many currencies. Given Barclays Bank Group’s diverse customer base and geographical reach and the increase in volume, speed, frequency and complexity of transactions, especially electronic transactions (as well as the requirements to report such transactions on a real-time basis to clients, regulators and exchanges), developing, maintaining and upgrading operational systems and infrastructure becomes more challenging. The risk of systems or human error, including errors produced through the integration of AI technologies, in connection with such transactions increases with these developments, as well as the potential consequences of such errors due to the speed and volume of transactions involved and the potential difficulty associated with discovering errors quickly enough to limit the resulting consequences. As the Barclays Bank Group works to implement AI technologies into the Barclays Bank Group’s product and service offerings, these challenges may become more significant, as AI technologies give rise to risk of bias, errors and hallucinations which may impact the Barclays Bank Group’s ability to accurately execute, track or report transactions. There can be no assurances that AI usage will enhance the Barclays Bank Group’s product or services offerings, and any such errors or inaccuracies resulting from AI usage could result in competitive or reputational harm or increased legal liability as further described in c) New and emergent technology and vi) Model risk.  Furthermore, events that are wholly or partially beyond the Barclays Bank Group’s control, such as a spike in transaction volume, could adversely affect the Barclays Bank
Group’s ability to process transactions or provide banking and payment services.
Processing errors could result in the Barclays Bank Group, among other things: (i) failing to provide information, services and liquidity to clients and counterparties in a timely manner; (ii) failing to settle and/or confirm transactions; (iii) causing funds transfers, capital markets trades and/or other transactions to be executed erroneously, illegally or with unintended consequences; and (iv) adversely affecting financial, trading or currency markets. Any of these events could materially disadvantage the Barclays Bank Group’s customers, clients and counterparties (including them suffering financial loss) and/
or result in a loss of confidence in the Barclays Bank Group which, in turn, could have a material adverse effect on the
Barclays Bank Group’s business, results of operations, financial condition and prospects. Any of these events could also lead to breaches of laws, rules or regulations and, hence, regulatory enforcement actions, which could result in significant financial loss, imposition of additional capital requirements, enhanced regulatory supervision and reputational damage.
h)Supplier exposure
The Barclays Bank Group depends on suppliers for the provision of many of its services and the development of technology, including AI technology. Whilst the Barclays Bank Group depends on suppliers, it remains fully accountable to its customers and clients for risks arising from the actions of suppliers and may not be able to recover from its suppliers any amounts paid to customers and clients for losses suffered by them. The dependency on suppliers and sub-contracting of outsourced services introduces concentration risk where the failure of specific suppliers could have an impact on the Barclays Bank
Group’s ability to continue to provide material services to its customers. In addition, the use of third party AI technologies may also expose the Barclays Bank Group to third party infringement or misappropriation claims, as well as privacy and data protection related claims, as it can be very difficult, if not impossible, to validate the processes used by third-party AI technology providers in their collection and use of data in developing and training AI technologies or the conversion of inputs to outputs. Over-reliance on a small number of suppliers of AI services may create operational resilience and concentration risk, heightening the potential for macro‑level disruption if any one provider experiences outage, compromise, or model instability. For further information on AI-related risks, including in connection with suppliers, please see the sections entitled “Evolving landscape with respect to artificial intelligence (including generative and agentic artificial intelligence) (AI) and machine learning technologies”, “New and emergent technology”, “Data management, information protection and AI,” and “Model risk”. Failure to adequately manage supplier risk could have a material adverse effect on the
Barclays Bank Group’s business, results of operations, financial condition and prospects.
i)Estimates and judgements relating to critical accounting policies and regulatory disclosures
The preparation of financial statements requires the application of accounting policies and judgements to be made in accordance with IFRS. Regulatory returns and capital disclosures are prepared in accordance with the relevant capital reporting and liquidity requirements and also require assumptions and estimates to be made. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements and regulatory returns and disclosures, include credit impairment provisions, taxes, fair value of

Barclays Bank PLC 2025 Annual Report on Form 20-F	66
Risk review
Material existing and emerging risks
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
j)Tax risk
The Barclays Bank Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. There is a risk that the Barclays Bank Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice (including where the Barclays Bank Group’s interpretation of such laws differs from the interpretation of tax authorities), or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of the
Barclays Bank Group. In addition, the introduction of new international tax regimes, increasing tax authority focus on reporting and disclosure requirements around the world as well as the digitalisation of the administration of tax have the potential to increase the Barclays Bank Group’s tax compliance obligations further. In 2023, the UK Government enacted legislation on the OECD Inclusive Framework on Base Erosion and Profit Shifting Pillar Two Framework introducing a global minimum tax rate of 15%. The UK’s Pillar Two rules applied from 1 January 2024 and increased the Barclays Bank Group's tax compliance obligations. In the US, the corporate alternative minimum tax on adjusted financial statements income introduced by the Inflation Reduction Act became effective on 1 January 2023. These tax regimes have required system and process changes that introduce additional operational risks.
k)Ability to hire and retain appropriately qualified employees
As a regulated financial institution, the Barclays Bank Group requires diversified and specialist skilled colleagues. The
Barclays Bank Group’s ability to attract, develop and retain a diverse mix of talent is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors, such as macroeconomic factors, labour, immigration and related policies in the jurisdictions in which the Barclays Bank Group operates, regulatory limits on compensation for senior executives and operational factors. Failure to attract or prevent the departure of appropriately qualified and skilled employees could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects. Additionally, this may result in disruption to service which could in turn lead to customer harm and reputational damage.
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
Models are imperfect representations of reality as they rely on simplifying assumptions; as such they are subject to intrinsic uncertainty as well as errors and inappropriate use. This may be exacerbated when dealing with unprecedented scenarios, as was the case during the COVID-19 pandemic, when simplifying assumptions were required due to the lack of reliable historical reference points and data. Model uncertainty, errors and inappropriate use may result in (among other things) the
Barclays Bank Group making inappropriate business decisions and/or inaccuracies or errors in the Barclays Bank Group's risk management and regulatory reporting processes.  In addition, the rapid development of AI, especially agentic AI creates further challenges due to the unique and heightened risks presented by these model types.  This includes risks arising from
AI hallucinating and providing false information, the exacerbation of bias and fairness risk due to the automation of outcomes and the absence or insufficiency of human oversight (particularly relating to agentic AI). This could result in a significant financial loss, imposition of additional capital requirements, enhanced regulatory supervision and reputational damage, all of which could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
For further details on the Barclays Bank Group’s approach to model risk, refer to the model risk management and model risk performance sections and the section on “New and emergent technology".

Barclays Bank PLC 2025 Annual Report on Form 20-F	67
Risk review
Material existing and emerging risks
vii)Compliance risk
Compliance risk is the risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the
Bank’s products and services (conduct risk) and the risk to the Barclays Bank Group, its clients, customers or markets from a failure to comply with the laws, rules and regulations (LRR) applicable to the Bank.
Previously, financial crime risk was managed as part of compliance risk, but was elevated to a principal risk in the ERMF, effective from 1 January 2025. Consequently, the compliance risk taxonomy was revised to better reflect material and emerging risks. Compliance risks have been categorised into six core areas, including:
a) Wholesale conduct risk
The Barclays Bank Group's businesses are exposed to risk of detriment to colleagues, customers or market participants as a result of failures to adhere to proper standards of wholesale conduct when carrying out the Barclays Bank Group's business activities.
Examples of wholesale conduct which could have a material adverse effect on our business include: (i) undertaking business communications via unauthorised channels and / or inappropriate conduct or behaviour; (ii) business conflicts of interest that lead to the detriment of customers or market participants; (iii) trade lifecycle processes that do not meet regulatory requirements or harm market participants; (iv) the risk of engaging in insider dealing behaviours or breaching of information barriers; and (v) the risk of engaging or attempting to engage in market manipulation.
b) Customer protection risk
The Barclays Bank Group must ensure that its customers, particularly those that are vulnerable, are able to make well-
informed decisions on how best to use our financial services and understand the protections available to them if something goes wrong. Poor customer outcomes can result from the failure to: (i) design and distribute products and services that deliver good customer outcomes; (ii) remediate, provide redress, or appropriately respond to complaints; (iii) identify and safeguard client money and assets, including deposits; (iv) manage investment products and services in line with customer expectation; and (v) provide customer services that deliver good customer outcomes.
c) Product design and review risk
Products and services must meet the needs of clients, customers, markets and the Barclays Bank Group throughout their life cycle. However, there is a risk that the design and review of the Group’s products and services fail to reasonably consider and address potential or actual negative outcomes for customers, which may result in customer harm, enforcement action
(including regulatory fines and/or sanctions), redress and remediation and reputational damage. Both the design and review of products and services are a key area of focus for regulators and the Barclays Bank Group.
d) Regulatory compliance risk
The Barclays Bank Group must ensure that business activities, and those carrying them out, observe relevant laws, codes, rules and regulations that are applicable to them. We must also ensure our employees are adequately supervised, manage personal conflicts of interest, and disclose activities which may harm customers, the Group and the markets in which the
Barclays Bank Group operates.
Regulators around the world continue to emphasise the importance of culture and personal accountability and enforce the adoption of adequate internal reporting and whistleblowing procedures to help to promote appropriate conduct and drive positive outcomes for customers, colleagues, clients and markets. The requirements and expectations of the UK Senior
Managers Regime, Certification Regime and Conduct Rules reinforce additional accountabilities for individuals across the
Barclays Bank Group, with an increased focus on governance and rigor, with similar requirements also introduced in other jurisdictions globally. Failure to meet these requirements and expectations may lead to regulatory sanctions, both for the individuals and the Group.
e) Data privacy risk
Barclays must ensure that personal data is handled in a way that meets data privacy laws, rules and regulations and the rights and expectations of individuals. We do this by establishing mechanisms to govern and oversee the use of personal data and managing personal data in line with individuals’ rights and expectations. Any failure complying with applicable rules, laws and regulations may subject the Barclays Bank Group to potential contractual liability, claims, litigation, fines;
reputational damage; and cause enhanced regulatory oversight.
f) Laws, rules and regulations risk
Barclays is subject to a range of laws, rules and regulations. A failure to comply with these may have an adverse effect on the
Barclays Bank Group’s business, customers and the markets within which it operates and could result in reputational damage, penalties, damages or fines.

Barclays Bank PLC 2025 Annual Report on Form 20-F	68
Risk review
Material existing and emerging risks
viii)Financial crime risk
Financial crime risk is the risk that the Barclays Bank Group and its associated persons (employees or third parties) commit or facilitate financial crime, and/or the Barclays Bank Group’s products and services are used to facilitate financial crime.
Financial crime risk management incorporates anti-bribery & corruption, anti-money laundering (including terrorist financing), tax evasion facilitation and sanctions risks (including proliferation financing). The Barclays Bank Group is subject to laws and regulations governing these areas, including “failure to prevent” offences whereby the Barclays Bank Group may be liable for failure to prevent crimes carried out by persons acting on its behalf.
Bribery and corruption occur where a person improperly obtains or retains business, improperly secures a business or personal advantage and induces another person to perform their role in breach of an expectation of good faith, impartiality, or trust. Risks related to bribery and corruption may arise for the Barclays Bank Group in connection with (i) employees/
prospective employees who have connections to external stakeholders, Politically Exposed Persons, or public officials; (ii)
different types of payments and expenses such as facilitation payment requests, gifts and entertainment, charitable donations, commercial sponsorships and political donations; (iii) certain types of funding provided to customers with increased exposure to public officials; (iv) third parties who are engaged by the Bank to win or retain business; (v) the
Barclays Bank Group’s proprietary investments, joint ventures and mergers and acquisition or (vi) suppliers who act for and on behalf of the Barclays Bank Group.
Money laundering, the processing of assets derived from criminal activity, and terrorist financing have been identified as major threats to the international financial services community and therefore to the Barclays Bank Group. The UK has legislation designed to manage the risk of money laundering and to combat terrorism (together ‘AML’) and outlines the offences and penalties for failing to comply. This legislation, together with regulations, rules and industry guidance, forms the cornerstone of AML obligations for UK firms. The requirements of UK legislation apply to the Barclays Bank Group globally and as a transatlantic bank, Barclays AML standards take account of US AML requirements, in addition to the EU and other jurisdictions in which we operate. Barclays also takes account of guidance issued by bodies such as the Wolfsberg
Group.
Sanctions are restrictions on activity with targeted countries, regions, governments, entities, individuals, and industries that are imposed by bodies such as the European Union (EU), the United Nations (UN), (including but not limited to the proliferation of nuclear, chemical, or biological weapons). As a global financial institution, Barclays must comply with applicable sanctions laws, rules and regulations in every jurisdiction in which it operates, or which apply to it because of the place of incorporation of its Group members. In order to protect its reputation and other legitimate business interests, in certain circumstances, Barclays’ sanctions risk appetite may be more conservative than its legal obligations.
Tax evasion is a financial crime and a predicate offence to money laundering in the UK and in many other countries in which we operate. Barclays Bank PLC may be exposed to facilitation risks associated with tax evasion by virtue of its interactions with customers and clients or in connection with employees or third parties acting on our behalf.
Failure to appropriately manage these financial crime risks may undermine market integrity and may result in harm to the
Barclays Bank Group’s clients, customers, counterparties or employees, diminished confidence in financial products and services, damage to the Barclays Bank Group's reputation, regulatory breaches and/or financial penalties.
ix)Reputation risk
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
Modern technologies, in particular online social media channels and other broadcast tools that facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the distribution and effect of damaging information and allegations. Negative public opinion may adversely affect the Barclays Bank Group’s

Barclays Bank PLC 2025 Annual Report on Form 20-F	69
Risk review
Material existing and emerging risks
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
x)Legal risk and legal, competition and regulatory matters
The Barclays Bank Group conducts diverse activities in a highly regulated global market which exposes it and its employees to legal risk arising from: (i) the multitude of laws, rules and regulations that apply to the activities it undertakes, which are highly dynamic, may vary between jurisdictions and/or conflict (particularly in relation to issues perceived as politically sensitive, such as policies and initiatives around diversity, equity and inclusion or sustainability), and may be unclear in their application to particular circumstances especially in new and emerging areas; and (ii) the diversified and evolving nature of the Barclays Bank Group’s businesses and business practices. In each case, this exposes the Barclays Bank Group and its employees to the risk of investigation or enforcement action, loss or the imposition of penalties, damages or fines from the failure of members of the Barclays Bank Group to meet applicable laws, rules, regulations or contractual requirements or to assert or defend their intellectual property rights. Legal risk may arise in relation to any number of the material existing and emerging risks identified above.
The risk of non-compliance with the relevant rules and regulations may manifest itself where regulatory rules take the form of principles or outcome-based regulation. Uncertainty in regulatory expectations (including as a result of interpretation of principles-based regulation) may also lead to the risk that a regulator or another public body may look back at the Barclays
Bank Group’s historical conduct and find that there has been a mismatch between the prevailing market practices at the relevant time and the regulatory expectations, guidance or interpretations that have since developed.
A breach of applicable laws, rules and/or regulations by the Barclays Bank Group or its employees could result in criminal prosecution, regulatory censure, withdrawal or restriction of regulatory authorisations, licences and permissions, potentially significant fines, remedial orders and other sanctions in the jurisdictions in which the Barclays Bank Group operates. Where clients, customers or other third parties are harmed by the Barclays Bank Group’s conduct, this may also give rise to civil legal proceedings, including class actions. In this regard, the growing claimant law firm market and the globalisation of class actions have enabled mass tort litigation and multi-claimant litigation on matters relating to competition, data breaches and sustainability. Any such litigation could lead to unmeritorious or speculative claims, inconsistent outcomes and the potential for disproportionate costs and burdens for the Barclays Bank Group.
Clients and customers of the Barclays Bank Group who qualify as eligible complainants under the Financial Services and
Markets Act (as amended) may also bring complaints against the Barclays Bank Group before the Financial Ombudsman
Service (FOS). As the Ombudsman has a relatively high degree of discretion when adjudicating complaints, dispute resolution through the FOS is inherently more uncertain than adjudication through the courts in traditional civil legal proceedings. FOS decisions have knock-on impacts on the Barclays Bank Group, as the Barclays Bank Group is required under the relevant regulatory rules to consider and take appropriate measures to provide redress to customers who may have suffered similar detriments but have not complained.
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
Following the landmark Supreme Court judgment in Johnson v FirstRand Bank Ltd (London Branch) (t/a MotoNovo Finance)
[2025] UKSC 33, which found that an unfair relationship under the Consumer Credit Act 1974 existed between a motor finance lender and its customer based on the particular facts of that case, the FCA is consulting on an industry-wide compensation scheme for affected motor finance customers. The FCA has stated that, if it introduces a redress scheme, it expects to publish a policy statement and final rules in February or March 2026, with compensation to consumers beginning later in 2026. The nature, extent and timing of any remediation action, if required under the FCA compensation scheme, remain uncertain.
Further details of legal, competition and regulatory matters to which the Barclays Bank Group is currently exposed are set out in Note 24. In addition to matters specifically described in Note 24, the Barclays Bank Group is engaged in various other legal proceedings which arise in the ordinary course of business.
The Barclays Bank Group is also subject to requests for information, investigations and other reviews (including skilled person reviews) by regulators and other public bodies. These may be in connection with business activities in which the

Barclays Bank PLC 2025 Annual Report on Form 20-F	70
Risk review
Material existing and emerging risks
Barclays Bank Group is, or has been, engaged, or areas of particular regulatory focus, such as financial crime, money laundering or terrorist financing. In addition, regulatory authorities’ approaches and expectations, including their policies and priorities for enforcement investigations or actions, may change from time to time. The Barclays Bank Group may also
(from time to time) be subject to claims and/or legal proceedings and other investigations relating to financial and non-
financial disclosures made by members of the Barclays Bank Group (including, but not limited to, regulatory capital and liquidity reporting and sustainability disclosures).
Financial institutions, including the Barclays Bank Group, may face increasing litigation, conduct, enforcement and contract liability risks related to climate change, environmental degradation and other social, governance and sustainability-related issues as a result of their business activities. There are an increasing number of new climate and sustainability-related laws and regulations, many of which are beginning to diverge between jurisdictions. Divergence has also been notable in respect of diversity, equity and inclusion, where the enforcement landscape and legal obligations in certain jurisdictions are increasingly at odds with agendas in others. In particular, in the US, changing federal enforcement priorities and legal interpretations regarding diversity and inclusion programmes present unknown and evolving risks. Broader climate and sustainability-related legislation is also at risk of imposing requirements on international companies which do not align with regulatory frameworks in other jurisdictions in which those companies operate in some cases meaning that multiple sets of diverging jurisdictional requirements are being applied to the same company.
There is growing demand from investors and customers for sustainable products and services as well as greater transparency in respect of business operations. This has been accompanied by increased regulatory and NGO scrutiny which can create litigation or enforcement risk, either for not disclosing relevant information or due to the information disclosed. In particular, there has been an increasing focus on greenwashing, with greater consumer protection powers afforded to the
Competition and Markets Authority under the Digital Markets, Competition and Consumers Act 2024 which can be used to tackle greenwashing.
Certain stakeholders have taken legal action (including under "soft law" mechanisms) against the Barclays Group and others
(including regulators, campaign groups and customers) may decide to take action against the Barclays Bank Group in the future for allegedly financing or contributing to climate change, environmental degradation and other social, governance and sustainability-related issues, or because the Barclays Bank Group's response to climate change or other sustainability factors is perceived to be ineffective, insufficient or inappropriate.
On the other hand, laws, regulatory processes and policies seeking to restrict or prohibit doing certain business with entities are often identified as "boycotting" or "discriminating" against particular industries. In certain jurisdictions there has been a push towards policies and regulation which restrict consideration of sustainability factors in investment processes or otherwise, in order to protect the energy and other high carbon sectors from any risks of divestment or challenges in accessing finance.
The outcome of legal, competition and regulatory matters, both those to which the Barclays Bank Group is currently exposed and any others which may arise in the future, is difficult to predict (and any provision made in the Barclays Bank
Group’s financial statements relating to those matters may not be sufficient to cover actual losses).
In connection with such matters, the Barclays Bank Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose the Barclays Bank Group to any of the following outcomes: substantial monetary damages or settlements (including with respect to third-party litigation funding) and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Barclays Bank Group’s business operations including the withdrawal or restriction of authorisations, licences or permissions; increased regulatory compliance requirements or changes to laws or regulations; suspension of operations; public reprimands or censure; loss of significant assets or business; a negative effect on the Barclays Bank Group’s reputation; loss of confidence by investors, counterparties, clients and/or customers; risk of credit rating agency downgrades; potential negative impact on the availability and/or cost of funding and liquidity; and/or dismissal or resignation of key individuals. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those arising after the date of this Annual Report) will not have a material adverse effect on the
Barclays Bank Group’s business, results of operations, financial condition and prospects.

Barclays Bank PLC 2025 Annual Report on Form 20-F	71
Risk review
Principal risk management

Climate risk management
In Barclays' Climate Risk Framework (CRF), Climate Risk is defined as the risk of financial losses arising from climate change, through physical risks and risks associated with transitioning to a lower carbon economy.
The two main categories of climate risk are physical and transition risk as defined below:
•Physical risk is defined by Barclays as the risk of financial losses related to physical impacts of a changing climate.
Physical risks can be event-driven (acute risks), including increased frequency and/or severity of extreme weather events such as cyclones, hurricanes and floods. Longer-term shifts in climate patterns (chronic hazards) arise from sustained higher temperatures that may cause rises in sea levels, changing precipitation patterns or heat stress.
•Transition risk is defined by Barclays as the risk of financial losses caused by the changes driven by the economy shifting to a lower-carbon basis, including for example changes in policy, technology and consumer and investor sentiment.

Overview
The Barclays Group has developed the CRF for managing financial and operational risks stemming from climate change. It is underpinned by the Climate Risk Policy and Climate Risk Standard. The CRF, Climate Risk Policy and Climate Risk Standard
are applicable for Barclays Bank Group's business activities, with a focus on lending, capital markets and investments.
The Barclays Bank Group's approach to managing climate risk is proportionate to the level of risk it faces, with a focus on prioritising and monitoring of material physical and transition risks within the Barclays Bank Group's portfolios. The approach is customised to reflect portfolio characteristics, size and exposure to specific climate risk drivers.
Climate risk is recognised as a driver of other existing financial risks (credit, market, treasury and capital) and operational risks, and is not treated as a standalone risk type. The non-financial risks (e.g. reputation risks) associated with climate change continue to be managed under their respective frameworks.
To operationalise its CRF, the Barclays Bank Group has and continues to implement new processes, tools, models and data repository as applicable, whilst also enhancing its existing ones. The Barclays Bank Group regularly reviews its approach and practices for alignment with regulatory developments and industry-standard practices for climate risk. The Barclays Bank
Group has designed and implemented targeted controls to manage climate-related risks.
Organisation, roles and responsibilities
The Group Head of Climate Risk is the accountable executive for the management and oversight of climate risk.
On behalf of the Board, the BRC plays an important role in overseeing and challenging the Barclays Bank Group's progress towards achieving the Group's climate targets and assessing the impact of climate risks on the Group's overall risk profile and financial position. The Barclays Group and its legal entities have various governance structures, including committees and forums, to oversee and manage climate risk effectively.
The Barclays Bank Group has implemented controls to manage climate-related risks. The Climate Risk Control Forum provides oversight of  climate related controls, including reviewing risk events, policy and issues management.
Risk appetite
The Barclays Group (including the Barclays Bank Group) approach to setting risk appetite for climate risk is aligned with the
Group's ambition to be a net zero bank by 2050 and the Group's commitment to align its financing with the goals and timelines of the Paris Agreement, including working towards its 2030 financed emissions reduction targets. Climate risk considerations have been included in the risk appetite qualitative statements and quantitative constraints.
The risk appetite for climate risk is managed through risk limits, triggers and indicators set across different Principal Risks
(including credit risk, market risk and treasury and capital risk), portfolios, sectors, asset classes and products. Regular monitoring, reporting and governance provide oversight so that exposures remain within the appetite and corrective actions are taken to address any breaches or excesses.
The Barclays Bank Group continues to regularly review its risk appetite and makes enhancements to maintain alignment with the Barclays Bank Group's strategic objectives as a part of its business planning process. The risk appetite is formally reviewed and approved by the Board annually.
Please see page 64 of the Barclays Transition Update for further details on Barclays (including the Barclays Bank Group)
climate risk appetite.

Barclays Bank PLC 2025 Annual Report on Form 20-F	72
Risk review
Principal risk management
Risk identification
The Barclays Bank Group employs a multi-layered risk identification approach, beginning with the analysis of transmission channels through which climate risk can drive risks in the Barclays Bank Group's traditional risk categories.
Horizon scanning is conducted to identify emerging risk themes, potential risk drivers, and key regulatory updates.
Assessments are performed to identify and analyse the vulnerability of different geographies and industry sectors to various physical and transition risk drivers. Countries and sectors judged to be at elevated risk are subject to heightened risk management. Refer to page 157 for details on sector exposures.
To identify property level physical hazards for Barclays' asset-backed lending and financing portfolios such as Private Bank and Wealth Management, Mortgages and Structured Lending and Financing portfolios, the Barclays Bank Group uses third party data providers in addition to the internal data sources.
Climate risks identified through these processes guide the Barclays Bank Group in defining priorities and focus areas for granular assessment within principal risk categories, such as credit, market, and operational risk. The below table provides examples of how Barclays' CRF considers potential key effects  of climate risk drivers on the Barclays Bank Group's financial and operational Principal Risk types.

Principal Risk	Example effects of climate risk drivers
Credit risk
A changing climate (i.e. more frequent and more intense physical hazards) and society’s response (i.e. increased transition factors such as new policies or technologies to reduce carbon emissions) impacts credit risk. The impact on credit risk relates to the failure of clients, customers or counterparties to meet their obligations as a result of physical and transition risks, which may lead to potential losses and/or exposures outside the Barclays Bank Group's risk appetite in retail and wholesale credit portfolios. Climate change can drive direct impacts such as damage to fixed assets from physical hazards, leading to changes in output and increased costs. Indirect impacts may include material disruptions to supply chains and shifting demand for goods and services. Transition risk factors such as low-carbon policies or technologies could also change the value and creditworthiness of counterparties, clients and customers.

Market risk
The impact on market risk relates to potential adverse changes in the value of the Barclays Bank Group's assets and liabilities from fluctuations in market variables as a result of physical and transition risks, which may lead to potential losses due to changes in equity and commodity prices and credit spreads. Either physical hazards or transition risk factors have the potential to trigger large, sudden and negative price adjustments where climate risk has not yet been incorporated into prices, driving additional market risk. Fluctuations in markets and prices in susceptible sectors or countries could drive losses to the value of the Barclays Bank Group's assets and liabilities.

Treasury & capital risk
The impact on treasury & capital risk relates to the impact on the capital requirements and liquidity funding requirements as a result of physical and transition risks, which may lead to changes in capital plans, funding plan requirements, asset and liabilities management (ALM) and exposures to changes in interest rates. Climate events can drive treasury & capital risk as counterparties draw down deposits and credit lines. Physical hazards or transition factors could lead to increased volatility, which could in turn change the value of investments and drive changes to funding requirements and accessibility, capital planning, capital requirements, or hedging methodologies.

Operational risk
Physical hazards and transition risk factors can lead to impacts on the firm’s own operations including damage or unsuitability of premises, disruption to business operations and supply chain and ability to recover from outages (e.g.
caused by workforce, technology and third-party service providers). For example, extreme weather events can impact the operation of bank offices, branches, and support facilities such as data centres. The transition to a low-carbon economy can lead to changes in operational processes, for example to mitigate climate impacts we need to decarbonise our buildings or requirements to achieve more carbon efficient buildings. Transition risks can also drive secondary impacts on operational risks such as the risk of misreporting as a result of enhanced regulatory disclosures requirements, or physical security breaches and branch closures as a result of protests related to Barclays Group's (including the Barclays Bank
Group's) lending activities.

Risk Register and Materiality Assessment
The Barclays Bank Group uses its Risk Register process to assess the potential effects of climate risk drivers on principal risks and its portfolios. The Risk Register contains risks that may impact forward-looking business plans of the Barclays Bank
Group and it's business units. The materiality of climate risks is derived either quantitatively (typically based on stress testing) or through qualitative estimations. The potential impact is evaluated based on an adverse but plausible stress scenario. The Risk Register process has been extended to cover materiality assessment over the short, medium and long term for climate risk. Climate risk is assessed as having a higher materiality rating within the Barclays Bank Group Risk
Register for credit risk than across other principal risk categories. The Barclays Bank Group Risk Register is refreshed on at least an annual basis and is subsequently used to support strategic planning and risk management activities.

Barclays Bank PLC 2025 Annual Report on Form 20-F	73
Risk review
Principal risk management
Risk assessment
The Barclays Bank Group has developed a suite of tools and practices to assess climate risk, leveraging both qualitative insights and quantitative techniques. These tools and practices enable evaluation of potential exposures and vulnerabilities across portfolios of other principal risk types.
For credit risk, the Barclays Bank Group has integrated climate risk considerations into key processes of the credit lifecycle, including credit assessment, annual review and transaction approval processes. The Climate and Environmental Lens questionnaire is used to evaluate climate physical risks, climate transition risks and environmental risks (as relevant) for corporate clients operating in elevated risk sectors. The outputs from Climate & Environmental lens assessments are used to inform various credit processes. Climate risk factors are included in the downside cashflow modelling within the credit analysis process, and influence internal credit ratings when there is demonstrable evidence that such factors can have material adverse impact on the counterparty’s financial position.
For Market Risk, the impact of climate risk is measured by applying a multi-asset combined stress scenario, which stresses the core risks susceptible to climate risks over long and short-term horizons (short‑term is anything less than 10 days, while long‑term is anything longer than 10 days). The estimated impact is calculated and reported internally on a weekly basis.
The pattern of stress losses arising from the stress scenario is used to estimate and set ongoing limits, under which the
Barclays Bank Group monitors and controls market risk arising from climate change.
For treasury and capital risk (TCR), climate risk considerations have also been incorporated into the Internal Capital
Adequacy Assessment Process (ICAAP) and Liquidity Adequacy Assessment Process (ILAAP). The climate-related risk variables and stress scenarios have been integrated in the Group-wide internal stress testing framework to understand and quantify potential impact on the Barclays Bank Group's capital position. Further, TCR considerations also include the assessment of liquidity and pension risk.
For liquidity risk, assessments are informed by the application of industry and country classifications and evaluated using internal stress testing and portfolio-specific analysis to determine material areas of climate risk (e.g. by asset class or product type) that could impact funding and liquidity ratios.
For pension risk, key risk indicators based on the impact of physical and transition risk drivers on the pension fund have been defined. These are reviewed and monitored on a quarterly basis.
For operational risk, the primary objective is to ensure resilience against physical climate-related events. Climate risks are assessed within existing business-as-usual operational risk processes, with climate considerations embedded into premises management and operational recovery planning to strengthen business continuity and response capabilities. Climate risk factors have been integrated into Structured Scenario Assessments, which capture extreme but plausible operational tail risks. In addition to this, the Barclays Bank Group's material third party suppliers’ vulnerabilities to physical risk events are assessed, and where appropriate, control requirements are set to manage these risks.
The Barclays Bank Group's work on assessing climate-related risks has focused on the short (0-1 year) and medium term
(1-5 years) horizons, in line with our financial planning cycle. However, the longer-term climate (> 5years) risks have been considered using both quantitative approaches, such as reverse stress testing, and qualitative analysis.
Risk monitoring and reporting
The Barclays Bank Group has adopted an integrated approach to managing and mitigating climate risks, combining continuous monitoring at a portfolio level, and bottom-up transaction-level assessments.
At the portfolio level, the Barclays Bank Group translates its climate risk appetite into a series of limits, triggers, and indicators to control risk-taking across different Principal Risks (including credit risk, market risk and treasury & capital Risk), portfolios, material sectors, asset classes and products. These limits are subject to regular monitoring and reporting to the relevant governance forums and committees.
At a transaction level, the Barclays Bank Group integrates climate considerations into credit decisioning and underwriting processes. Enhanced oversight and additional scrutiny have been introduced for new deals originated in elevated climate risk sectors, particularly those with sector targets and/or external position statements. Within the Global Markets business activities (Lending/Underwriting Structured Finance), new guidelines have been implemented to support new transactions and annual reviews across portfolios (including Commercial / Residential Real Estate, ABS, CLOs, Structured Credits and
Equities, etc.). The guidelines and criteria for additional scrutiny are reviewed  and updated regularly.
The Barclays Group's bespoke tool BlueTrack™ is used for measuring emissions and setting emission reduction sector targets for its financed portfolio. Currently, BlueTrack™ covers nine sectors as mentioned in pages 85-95 of the Barclays
Group's Annual Report. Barclays Group has developed the Client Transition Framework (CTF) to evaluate corporate clients'
progress towards low-carbon business models. Details on the scope of clients under CTF framework and its methodology are on page 74 of the Barclays Group Annual Report. The client CTF scores and emissions data from BlueTrack™ are further used to inform key risk management practices, including risk monitoring, setting limits, managing concentrations, credit decisions and  stress testing exercises.

Barclays Bank PLC 2025 Annual Report on Form 20-F	74
Risk review
Principal risk management
Stress testing, Scenario Analysis, ICAAP, and ILAAP are also used by the Barclays Bank Group to manage and mitigate financial risks. These exercises help the assessment of the Barclays Bank Group's resilience under adverse scenarios, with the aim of ensuring the bank maintains sufficient capital and liquidity buffers to withstand shocks.
Climate risk-related management information packs, including exposure and risk metrics for climate risk, are produced and reported to various committees and governance forums, including Barclays Group's CRC. The oversight by committees within Barclays Group and its legal entities seek to ensure proper oversight and monitoring of climate-sensitive exposures.
The Barclays Bank Group seeks to continuously monitor regulatory developments, including emerging disclosure standards on climate and wider sustainability areas, and build internal capabilities to meet these new requirements. This also includes strengthening our scenario analysis capabilities and evaluating the feasibility of conducting scenario analysis for longer time horizons. During 2025, Barclays conducted an exploratory exercise to extend climate scenario analysis from a 5‑year period to a 10‑year period. We continue to reflect on the outcomes of this exercise to deepen our understanding and support the further development of long‑term assessment capabilities.
Key enhancements
The Barclays Bank Group remains committed to maintaining a robust risk management framework for climate risk, with a continued focus on achieving greater maturity and integration across its operational processes. In 2025, notable enhancements  were made in the following areas:
•The climate risk models within the Barclays Bank Group's capital assessment framework have been further refined and updated in line with the strategic plan to advance modelling capabilities. These models undergo independent model validation to ensure robustness and regulatory alignment.
•The physical risk assessment capabilities have been strengthened to ensure greater consistency in scenario design across diverse hazards and geographies. These enhancements also enable the integration of secondary transmission channels including insurance market dynamics, changes in consumer preferences and additional macroeconomic variables.
•The Barclays Bank Group has continued to enhance its control environment for climate risk by implementing new controls, reinforcing existing ones and developing a comprehensive control library to support consistent monitoring and adherence.
•In response to regulatory requirements, progress has been made within Barclays Europe to embed nature risk into its stress testing framework and ICAAP assessments, compared with last year's exploratory exercise. This includes enhancements to stress testing models, and the adoption of a joint climate- and nature-informed scenario narrative. The focus was on key nature-related risk drivers, including pollution, water stress, land use change, soil degradation, decline in pollinators and waste management (including recycling acceleration).

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

Barclays Bank PLC 2025 Annual Report on Form 20-F	75
Risk review
Principal risk management
Wholesale and retail portfolios are managed separately to reflect the differing nature of the assets; wholesale balances tend to be larger and are managed on an individual basis, while retail balances are greater in number but lesser in value and are, therefore, managed in aggregated segments.
The responsibilities of the credit risk management teams in the businesses, the sanctioning team and other shared services include: sanctioning new credit agreements (principally wholesale); setting strategies for approval of transactions
(principally retail); setting risk appetite; monitoring risk against limits and other parameters; setting recession readiness frameworks to protect portfolios in the event of economic stress, maintaining robust processes, data gathering, quality, storage and reporting methods for effective credit risk management; performing effective turnaround and workout scenarios for wholesale portfolios via dedicated restructuring and recoveries teams; maintaining robust collections and recovery processes/units for retail portfolios. The credit risk management teams in the Barclays Bank Group are accountable to the Barclays Bank Group CRO, who reports to the Barclays Group CRO.
For wholesale portfolios, credit risk managers are organised in sanctioning teams by geography, industry and/or product. In wholesale portfolios, credit risk approval is undertaken by experienced credit risk professionals operating within a clearly defined delegated authority framework, with only the most senior credit officers assigned the higher levels of delegated authority. The largest credit exposures, which are outside the Risk Sanctioning Unit or Risk Distribution Committee authority, require the support of the Senior Credit Officers. For exposures in excess of the Senior Credit Officers’ authority, approval by the Barclays Group Senior Credit Officer/Barclays PLC Board Risk Committee is also required. The Barclays Group Credit Risk
Committee, attended by the Senior Credit Officers, provides a formal mechanism for the Barclays Group Senior Credit Officer to exercise the highest level of credit authority over the most material Barclays Group single name exposures.
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
▪if the risk is transferred to a counterparty which is more creditworthy than the original counterparty, then overall credit risk is reduced.
▪where recourse to the first counterparty remains, both counterparties must default before a loss materialises. This is less likely than the default of either counterparty individually, so credit risk is reduced.

Barclays Bank PLC 2025 Annual Report on Form 20-F	76
Risk review
Principal risk management
▪first loss exposures across pools of credit risk can be hedged via synthetic securitisation structures, typically via CLN issuance. As these are fully funded upfront, they provide for a direct reduction in credit risk exposure on referenced pools.
In addition, referenced pools of assets can be securitised with specific tranches of risk sold to investors to provide direct reduction in credit risk exposures.

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
In addition to MRC, the Investment Bank Risk Committee (IBRC) is the main forum in which market risk exposures are discussed and reviewed with senior business heads. The Committee is chaired by the BBPLC CRO and meets weekly, covering current market events, notable market risk exposures, and key risk topics. New business initiatives are generally socialised at IBRC before any changes to risk appetite or associated limits are considered in other governance committees.
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
See pages 131 to 132 for a review of management VaR.

Barclays Bank PLC 2025 Annual Report on Form 20-F	77
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
Interest rate risk in the banking book: The risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities. This also includes credit spread risk in the banking book, the risk that the Barclays Bank Group is exposed to capital or income volatility because of changes in credit spreads on its (non-traded) assets and liabilities

The Barclays Bank PLC Treasury function manages treasury and capital risk exposure on a day-to-day basis, with the
Barclays Bank PLC Treasury Committee together with the Barclays Group Treasury Committee acting as the principal management bodies for the Barclays Bank Group. The Treasury and Capital Risk function is responsible for oversight and provides insight into key capital, liquidity, interest rate risk in the banking book (IRRBB) and pension risk management activities. The assessment and management of the Barclays Bank Group's capital and liquidity position and IRRBB and pension risk requires the use of judgement, assumptions and estimates. Please see the description of material existing and emerging risks beginning on page 50 of this Annual Report for further details on such judgements, assumptions and estimates, including the potential risks involved.
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
The liquidity risk management framework established by Treasury and Capital Risk is designed to deliver the appropriate term and structure of funding, consistent with the risk appetite set by the Barclays Bank PLC Board. The framework incorporates a range of ongoing business management tools to monitor and stress test Barclays Bank PLC's balance sheet and recovery plan, including limit setting. Limit setting and transfer pricing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds. Adherence to limits reduces the likelihood that a liquidity stress event could lead to an inability to meet the Barclays Bank Group’s obligations as they fall due.
The Barclays Bank PLC Board approves the Barclays Bank PLC funding plan, internal stress tests, regulatory stress tests, recovery plan and liquidity risk qualitative statement that supports risk appetite. Barclays Bank PLC’s Treasury Committee is responsible for monitoring and managing liquidity risk in line with Barclays Bank PLC’s funding management objectives, funding plan and risk appetite. The Barclays Group Treasury and Capital Risk Committee monitors and reviews the liquidity risk profile and control environment, providing second line oversight of the management of liquidity risk. The Barclays Bank
PLC Board Risk Committee reviews the risk profile, liquidity risk qualitative statement, and the impact of stress scenarios on
Barclays Bank PLC’s funding plan/forecast in order to agree Barclays Bank PLC’s projected funding abilities. The Barclays
Bank PLC Board Risk Committee also approves liquidity limits to define Barclays Bank PLC's risk appetite liquidity constraint.
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

Barclays Bank PLC 2025 Annual Report on Form 20-F	78
Risk review
Principal risk management
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
For the relevant Barclays Bank Group subsidiaries, local management assures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees (or equivalents) with oversight by the
Barclays Bank PLC Treasury Committee and the Barclays Group Treasury Committee, as required. In 2025, Barclays complied with all regulatory minimum capital requirements. Contingent leverage risk is managed by; i) setting comprehensive leverage (and RWA) targets for each business as part of the Treasury capital management process, taking into account adherence to early warning indicators and maintain a healthy leverage ratio, and; ii) Monitoring execution of actions taken to course-correct as necessary.
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
line oversight of the management of IRRBB. The BRC reviews the interest rate risk profile, including review of the risk appetite at least annually and the impact of stress scenarios on the interest rate risk of the Barclays Bank PLC’s banking books.

Barclays Bank PLC 2025 Annual Report on Form 20-F	79
Risk review
Principal risk management
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
Organisation, roles and responsibilities
The prime responsibility for the management of operational risk and the compliance with control requirements rests within the business and functional units where the risk arises. The operational risk profile and control environment is reviewed by management through business risk committees and control committees. Operational risk issues escalated from these meetings are considered through the second line of defence review meetings. Depending on their nature, the outputs of these meetings are presented to the Group Controls and Risk Committee, the Barclays Bank Risk Forum, the Barclays Bank
PLC Board Risk Committee or the Barclays Bank PLC Board Audit Committee. In addition, specific reports are prepared by
Operational Risk on a regular basis for the Barclays Bank Risk Forum, GRC and the BRC.
Businesses and functions are required to report their operational risks on both a regular and an event-driven basis. The reports include a profile of the material risks that may threaten the achievement of their objectives and the effectiveness of key controls, operational risk events and a review of scenarios.
The Barclays Group Head of Operational Risk and Risk Oversight is responsible for establishing, owning and maintaining an appropriate Barclays Group-wide Operational Risk Management Framework, meanwhile the Barclays Bank PLC Head of
Operational Risk is responsible for overseeing the portfolio of operational risk across all Barclays Bank Group businesses.
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
Operational risk categories
Operational risks are grouped into risk categories to support effective risk management, measurement and reporting. These comprise: Change Delivery Management Risk; Data & Records Management Risk; Financial Reporting Risk; Fraud Risk; Cyber
& Information Security Risk; Operational Recovery Planning Risk; People Risk; Premises Risk; Physical Security Risk; Risk
Reporting; Supplier Risk; Tax Risk; Technology Risk; and Transaction Processing Risk.
For definitions of the Barclays Bank Group’s Operational Risk Categories and Connected Risks, refer to the Barclays PLC Pillar
3 Report 2025.

Model risk management The potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.
Overview
The Barclays Bank Group uses models to support a broad range of activities, including formulating business strategies, informing business decisions, identifying and measuring risks, valuing exposures, conducting stress testing, assessing adequacy of capital, managing client assets, measuring compliance with internal risk limits, maintaining the formal control apparatus of the bank, meeting financial and regulatory reporting and disclosure requirements.

Barclays Bank PLC 2025 Annual Report on Form 20-F	80
Risk review
Principal risk management
Since models are imperfect and incomplete representations of reality, they may be subject to uncertainty, errors and inappropriate use affecting the accuracy of their output. Model risk can lead to financial loss, poor business and strategic decision making, or damage to a bank’s reputation.
Organisation, roles and responsibilities
Model Risk is a principal risk within the ERMF and is centrally governed by the Barclays Group's Model Risk Management
("MRM") function. MRM is an independent function responsible for establishing and maintaining the framework and the model inventory needed to assess, manage, and report model risk. The Global Head of MRM reports directly to the Group
Chief Risk Officer. The Head of AI/ML Risk reports into the Global Head of MRM.
MRM establishes model risk policies and standards, sets out and monitors model risk appetite, validates and approves models, reports on model risk, operates the controls that govern models and maintains the inventory of all models used by the Group globally.
The Model Risk Framework, which is owned by the Head of MRM, provides the overview for management and governance of Model risk in Barclays, including key components such as the Model Risk Policy, the AI Policy and supporting standards, reporting and escalation paths for breaches of policy.
The Model Risk Policy prescribes the end-to-end requirements for the identification, measurement and management of model risk covering model documentation, development, monitoring, annual assessment and review, independent validation, approval, and change and reporting processes, and assigns clear roles and responsibilities for the end-to-end management of model risk.
The Artificial Intelligence (AI) Policy lays out the requirements for management and oversight of risks associated with use of
AI and is supported by the AI standard. The primary objectives of this Policy are to:
•Define Ethical AI Principles to enable ethical, lawful, and appropriate use of AI.
•Establish an enterprise-wide definition of AI, define risks stemming from use of AI and define prohibited, high, medium and low risk uses of AI to enable consistent identification of AI Systems, and the risks associated with their use.
•Define governance and escalation pathways to provide transparency on AI use and associated risks to Senior
Management.
•Define control objective for AI training and literacy
MRM operates the Barclays Group Model Risk Committee (GMRC), the purpose of which is to review and monitor the Model
Risk profile and control environment across the Model Risk portfolio and assess the exposure against the approved appetite and associated tolerances. The GMRC escalates to the Barclays Group Risk Committee (GRC).
MRM also operates the Model Risk Control Forum (MR CF) that oversees the consistent and effective implementation of the
Operational Risk Framework (ORF) as relating to Model Risk. The MR CF escalates to the Group Controls Committee. MRM reports on the model risk profile to the Group Board Risk Committee, the Group Risk Committee, key Barclays Legal Entity
risk and control committees and forums. These committees consider Model Risk matters relevant to them and escalate as required in compliance with the Operation of Committees Policy and  internal applicable governance policies.
Cross functional oversight of AI Risk in the bank, is provided by the Group AI Governance Council, under the mandate of
Head of AI/ML Risk.
The Head of AI/ML Risk is also responsible for establishing the AI Risk Appetite, and enabling reporting of compliance with the AI Policy and AI Standard to the Group and local entity Board Risk Committee(s).
In addition, the Model Strategy and Oversight (MSO) Team, which is a first line independent team, provides oversight of strategic modelling decisions of material models, in particular ensuring compliance with regulations and relevant technical standards, following a risk-based approach focusing on material modelling issues, including:
•Ensures a comprehensive / consistent approach taken across the Barclays Bank Group to deliver material models requirements;
•Provides challenge to modelling decisions taken by Model Owners and Developers;
•Participates in the requisite forum (i.e. Group Model Management Steering Committee) to facilitate Senior
Management oversight of the strategic approach taken for the development/re-development of material models and of key model aspects of associated rating systems within Barclays.

Barclays Bank PLC 2025 Annual Report on Form 20-F	81
Risk review
Principal risk management
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

Overview
Compliance Risk incorporates wholesale conduct, customer protection, data privacy, regulatory compliance, product design and review, and laws, rules and regulation risks. The Bank has no appetite for material breaches of LRR, or Compliance Risk issues and events that are material, systemic, not promptly remediated, not reported to regulators in a timely manner where required, and/or are likely to result in regulatory enforcement.
Organisation, roles and responsibilities
The Compliance Risk Management Framework (CRMF) outlines how the Barclays Bank Group manages and measures its
Compliance Risk Profile. The Group Chief Compliance Officer is accountable for developing, maintaining and overseeing a group-wide CRMF. The Barclays Bank PLC Chief Compliance Officer is responsible for providing effective oversight of
Compliance Risk in line with the CRMF at the Entity and Subsidiary level. This includes overseeing the development and maintenance of the relevant Compliance Risk policies and associated standards, the monitoring of and reporting on the consistent application and the effectiveness of the implementation of the controls by management, to manage Compliance
Risk. It is the responsibility of the first line of defence to establish controls to mitigate and monitor its compliance risk exposure. The responsibility for LRR risk management sits across various functions and business units, including Legal, Chief
Controls Office, Risk and Compliance.
Senior managers are accountable within their areas of responsibility for owning and managing Compliance Risk in accordance with the CRMF, as defined within their regulatory Statement of Responsibilities, and a dedicated team has been established in Compliance to oversee and support senior managers in LRR risk management.
Compliance as an independent second line function oversees that Compliance Risks are effectively identified, managed, monitored and escalated, and has a key role in helping Barclays achieve the right conduct outcomes and evolve a compliance-focused culture.
The Barclays Bank PLC Chief Compliance Officer provides independent check and challenge to Business Senior Management to ensure their Compliance Risk management accountabilities are carried out effectively, including, but not limited to risk assessments, mitigation plans and reporting.
The governance of Compliance Risk within the Barclays Bank Group is fulfilled through management committees and forums operated by the first and second lines of defence, with clear escalation and reporting lines into Board level committees. The Barclays Bank PLC Risk Committee is the primary second line governance committee for the oversight of the Compliance Risk profile and responsibilities include the identification and discussion of any emerging Compliance Risk exposures in the Barclays Bank Group.

Financial crime risk management
The risk that the Barclays Bank Group and its associated persons (employees or third parties) commit or facilitate financial crime, and/or Barclays Bank Group's products and services are used to facilitate financial crime. Financial Crime undermines market integrity and may result in: Harm to clients, customers, counterparties or employees; diminished confidence in financial products and services; damage to Barclays reputation; regulatory breaches; and/or financial penalties.

Overview
Financial Crime risk management incorporates anti-bribery and corruption, anti-money laundering (including terrorist financing), tax evasion facilitation and sanctions risks (including proliferation financing).
The Barclays Bank Group has no appetite for Financial Crime risk issues and events that are material, systemic, not promptly remediated, not reported to regulators in a timely manner where required, and/or are likely to result in regulatory enforcement.  The Barclays Bank Group will enable and support clients and customers to safely pursue their financial

Barclays Bank PLC 2025 Annual Report on Form 20-F	82
Risk review
Principal risk management
objectives and avoid causing negative impacts to the same through regulatory or legislative breaches, including potential or foreseeable harm, caused by financial crime.
Barclays Bank Group strives to prevent detect and report financial crime through the execution of its end-to-end control framework.
Organisation, roles and responsibilities
The Financial Crime Risk Management Framework (FCRMF) outlines how the Barclays Bank Group manages and measures its Financial Crime risk profile. The Group Chief Compliance Officer is accountable for developing and overseeing the implementation of the FCRMF and the Financial Crime Policy. This includes defining the relevant control objectives, principles and other core requirements for the activities of the Barclays Bank Group. It is the responsibility of the first line of defence to maintain and embed the necessary risk and control environment for effective risk management and to ensure accurate, transparent and timely reporting on Financial Crime risk to the relevant governance fora.
Senior managers are accountable within their areas of responsibility for the identification and management of financial crime risk in accordance with the FCRMF, as defined within their regulatory Statement of Responsibilities.
Financial Crime Compliance, as an independent second line function, oversees that financial crime risks are effectively identified, managed, monitored and escalated, providing check and challenge to the business and ensuring that accountabilities are carried out effectively.
The governance of Financial Crime Risk within Barclays Bank Group is fulfilled through management committees and forums operated by the first and second lines of defence, with clear escalation and reporting lines into Board level committees. The Barclays Bank PLC Risk Committee is the primary second line governance committee for the oversight of the Financial Crime Risk profile and responsibilities include the identification and discussion of any emerging Financial Crime
Risk exposures in the Barclays Bank Group.
In addition, Legal Entity and Regional Chief Compliance Officers and entity Money Laundering Reporting Officers (MLROs)
will provide reporting as required by their entity Executive and Corporate (Board-level) Governance arrangements to support the oversight of the entity Financial Crime Risk profile.

Reputation risk management The risk that an action, transaction, investment, event, decision, or business relationship will reduce trust in the Barclays Bank Group’s integrity and/or competence.
Overview
A reduction of trust in the Barclays Bank Group’s integrity and competence may reduce the attractiveness of the Barclays
Bank Group to stakeholders and could lead to negative publicity, loss of revenue, regulatory or legislative action, loss of existing and potential client business, reduced workforce morale and difficulties in recruiting talent. Ultimately it may destroy shareholder value.
Organisation, roles and responsibilities
The Barclays Bank PLC Board is responsible for reviewing and monitoring the effectiveness of the Barclays Bank Group management of reputation risk.
The Barclays Bank PLC Chief Compliance Officer is responsible for overseeing the management of Reputation Risk for
Barclays Bank PLC. The Reputation Risk Management Framework sets out what is required to manage reputation risk across the Barclays Bank Group, including escalations to the Barclays Bank Group Reputation Risk Committee, as required.
Each colleague is responsible for identifying, assessing and escalating reputation risk.
The Barclays Bank Group is required to operate within established reputation risk appetite, and its component businesses prepare reports for its respective Risk and Board Risk Committees highlighting their most significant current and potential reputation risks and issues and how they are being managed. These reports are a key internal source of information for the quarterly reputation risk reports which are prepared for the Barclays Bank PLC Risk Committee and the Barclays Bank PLC’s
Board.

Legal risk management
The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Bank Group to meet applicable laws, rules, regulations or contractual requirements or to assert or defend its intellectual property rights.

Barclays Bank PLC 2025 Annual Report on Form 20-F	83
Risk review
Principal risk management
Overview
In conjunction with Barclays' Operational Risk Framework, the Group wide Legal Risk Management Framework (LRMF), which applies to Barclays Bank PLC, comprises a number of integrated components that details how the Group identifies, manages and measures its legal risk profile.
The multitude of laws and regulations across the globe are highly dynamic and their application to particular circumstances is often unclear resulting in a high level of inherent legal risk. The LRMF seeks to mitigate legal risk through the implementation of Group wide legal risk policies requiring the engagement of legal professionals to provide legal advice in situations that have the potential for legal risk, identification and management of legal risks by those legal professionals, and escalation of legal risk as necessary. Legal risk is also mitigated by the requirements of the Compliance Risk Management
Framework (CRMF), including the responsibility of legal professionals to proactively identify, communicate and provide legal advice on applicable laws, rules and regulations. Notwithstanding these mitigating actions, Barclays Bank Group operates with a level of residual legal risk, for which the Barclays Bank Group has limited tolerance.
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
The legal risk profile and control environment is reviewed by management through business risk committees and control committees. The Barclays Bank Group Risk Committee is incorporated in the Barclays Group Risk Committee and is the most senior executive body responsible for reviewing and monitoring the effectiveness of risk management across the Barclays
Bank Group. Escalation paths from this committee exist to the Barclays Bank PLC Board Risk Committee.

Barclays Bank PLC 2025 Annual Report on Form 20-F	84
Risk review
Risk performance
Credit Risk

Summary of Contents		Page
This section provides an analysis of carbon related assets to assess climate risk performance.	•Carbon-related assets	85
	•Elevated risk sectors	85
	•Carbon-related assets (Incl. sub-sector breakdown)	86
	•Carbon-related sectors in wholesale credit (Dealogic Industry Classification)	88
Credit risk represents a significant risk to the Barclays Bank Group and mainly arises from exposure to loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.	•Credit risk overview and summary of performance	89
	•Maximum exposure and effects of netting, collateral and risk transfer	91

This section outlines the expected credit loss allowances, the movements in allowances during the period, material management adjustments to model output and measurement uncertainty and sensitivity analysis.	•Expected credit losses	93
	•Loans and advances at amortised cost by product	93
	•Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees	95
	•Stage 2 decomposition	102
	•Management adjustments to models for impairment	103
	•Climate risk ECL assessment	104
	•Measurement uncertainty and sensitivity analysis	105
The Barclays Bank Group reviews and monitors risk concentrations in a variety of ways. This section outlines performance against key concentration risks.	•Analysis of the concentration of credit risk	115
	•Credit risk concentration by Industry and Geography	116
	•Approach to management and representation of credit quality	117
	•Asset credit quality	117
	•Debt securities	117
	•Balance sheet credit quality	118
	•Credit exposures by internal PD (probability of default) grade	120
Credit risk monitors exposure performance across a range of significant portfolios.	•Analysis of specific portfolios and asset types	125
	•Retail Credit Cards and Retail Other	125
This section provides an analysis of credit risk on assets held for sale	•Assets held for sale	126

Barclays Bank PLC 2025 Annual Report on Form 20-F	85
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
as elevated will have high carbon intensity or physical risk vulnerability.
Residential Real Estate exposures are included in this table as they are also susceptible to climate-related risks, even though
Residential Real Estate is not classified as an economic sector.

Barclays Bank PLC 2025 Annual Report on Form 20-F	86
Risk review
Risk performance
Climate risk performance

Carbon-related assets (Incl. sub-sector breakdown)[1]							Year on Year Change (%)
	2025
	£m
	Physical risk[2]	Transition risk[2]	Loans & advances[3]	Loan commitments[4]	Total	of which: Elevated
Agriculture, food and forest products (including logging)			135	36	171	145	(24%)
Agriculture	✓	✓	135	36	171	145
Energy & water			3,923	16,961	20,884	20,729	5%
Power utilities[5]	✓	✓	3,497	15,277	18,774	18,774
Metals (waste & recycling)			70	84	154	—
Water utilities	✓	✓	356	1,600	1,956	1,955
Manufacturing			5,534	30,949	36,483	11,796	3%
Automotive		✓	681	4,208	4,889	4,662
Cements		✓	62	213	275	275
Chemicals		✓	375	3,637	4,012	3,756
Food, beverage and tobacco		✓	876	5,627	6,503	637
Manufacturing - others[6]		✓	2,607	14,874	17,481	509
Metals		✓	272	247	519	228
Oil and gas (refining)	✓	✓	300	1,262	1,562	1,562
Packaging manufacturers: metal, glass and plastics			104	187	291	—
Paper and forest products (excluding logging)			244	540	784	—
Steel		✓	13	154	167	167
Materials and building			16,752	12,774	29,526	1,149	6%
Construction and materials	✓		1,259	1,334	2,593	1,149
Real estate management and development			15,493	11,440	26,933	—
Mining and quarrying			1,230	7,904	9,134	9,134	2%
Mining (incl diversified miners)[7]	✓	✓	119	1,521	1,640	1,640
Oil and gas (extraction)	✓	✓	1,111	6,383	7,494	7,494
Transport & storage			1,695	7,538	9,233	6,679	3%
Aviation	✓	✓	364	2,411	2,775	2,682
Oil and gas (midstream)	✓	✓	105	2,502	2,607	2,607
Other transport services			649	1,426	2,075	—
Ports	✓		100	25	125	125
Road haulage		✓	260	488	748	362
Shipping		✓	217	686	903	903
Wholesale and retail distribution and leisure			2,036	6,098	8,134	4,434	7%
Oil and gas (wholesale)		✓	760	1,668	2,428	2,012
Others		✓	1,276	4,430	5,706	2,422
Other financial institutions			534	542	1,076	—	27%
Real estate management and development (REITs)			534	542	1,076	—
Home loans			4,951	9	4,960	—	—%
Residential real estate	✓		4,951	9	4,960	—
Carbon-related assets/ Elevated risk sector Grand total			36,790	82,811	119,601	54,066	4%
Total Loans & advances and Loan commitments			205,939	334,096	540,035	540,035	1%
Carbon-related assets / Total Loans & advances and Loan commitments (%)			18%	25%	22%	10%	1%
Sub-total of sectors spanning in multiple industries
Oil & gas			2,276	11,815	14,091	13,675	4%

Barclays Bank PLC 2025 Annual Report on Form 20-F	87
Risk review
Risk performance
Climate risk performance

	2024
	£m
	Physical risk[2]	Transition risk[2]	Loans & advances[3]	Loan commitments[4]	Total	Of which: Elevated
Agriculture, food and forest products (including logging)			112	113	225	191
Agriculture	✓	✓	112	113	225	191
Energy & water			2,821	17,006	19,827	19,661
Power utilities[5]	✓	✓	2,264	15,399	17,663	17,663
Metals (waste & recycling)			62	104	166	—
Water utilities	✓		495	1,503	1,998	1,998
Manufacturing			5,119	30,398	35,517	12,198
Automotive		✓	660	4,456	5,116	4,772
Cements		✓	29	302	331	332
Chemicals		✓	364	3,724	4,088	3,730
Food, beverage and tobacco		✓	881	5,897	6,778	800
Manufacturing - others[6]		✓	2,488	13,284	15,772	637
Metals		✓	266	381	647	262
Oil and gas (refining)	✓	✓	79	1,447	1,526	1,525
Packaging manufacturers: metal, glass and plastics			133	242	375	—
Paper and forest products (excluding logging)			205	539	744	—
Steel		✓	14	126	140	140
Materials and building			15,733	12,117	27,850	937
Construction and materials	✓		1,313	1,130	2,443	937
Real estate management and development			14,420	10,987	25,407	—
Mining and quarrying			1,436	7,543	8,979	8,918
Mining (incl diversified miners)[7]	✓	✓	259	1,610	1,869	1,809
Oil and gas (extraction)	✓	✓	1,138	5,926	7,064	7,064
Transport & storage			1,493	7,451	8,944	6,584
Aviation	✓	✓	230	2,345	2,575	2,472
Oil and gas (midstream)	✓	✓	163	2,566	2,729	2,729
Other transport services			575	1,301	1,876	—
Ports	✓		87	87	174	174
Road haulage		✓	312	451	763	382
Shipping		✓	126	701	827	827
Wholesale and retail distribution and leisure			2,134	5,473	7,607	4,123
Oil and gas (wholesale)		✓	882	1,337	2,219	1,880
Others		✓	1,252	4,136	5,388	2,243
Other financial institutions			380	469	849	—
Real estate management and development (REITs)			380	469	849	—
Home loans			4,956	18	4,974	—
Residential real estate			4,956	18	4,974	—
Carbon-related assets/ Elevated risk sector: Grand total			34,184	80,588	114,772	52,612
Total Loans & advances and Loan commitments			195,054	338,427	533,481	533,481
Carbon-related assets / Total Loans & advances and Loan commitments (%)			18%	24%	22%	10%
Sub-total of sectors spanning in multiple industries
Oil & gas			2,262	11,276	13,538	13,198
Notes
1As industries decarbonise, sectors will increasingly include both carbon and non-carbon related activities e.g. Power utilities will also include, in part, their generation capacity from renewable energy sources.
2Physical risk and Transition risk indicators are added for elevated risk sectors to indicate the primary drivers of risk. See page 58 for further details.
3Loans and advances includes debt securities at amortised cost amounting to £55,153m (2024: £50,227m) of which carbon related assets are
£1,233m (2024: £1,929m). These carbon related assets comprise £414m (2024: £1,388m) in Material & buildings, £281m (2024: £241m) in
Other financial corporations, £391m (2024: £228m) in Transport and storage, £131m (2024: £63m) in Energy and water and £15m (2024: £9m)
in Wholesale and retail distribution and leisure.
4Loan commitments excludes the fair value exposures of £21,292m (2024: £15,350m).
5Power utilities includes exposure towards renewable energy of £4,968m (2024: £3,565m).
6Manufacturing - others includes areas such as Medical & surgical equipment, Mining, quarrying & construction machinery, Special purpose machinery, Aerospace, Soaps & detergents, Cleaning & polishing preparations, Brushes, Stationery goods, Valves & compressors, Agricultural machinery & tractors, etc.
7Diversified miners with minority interests in thermal coal mining are included in this category.

Barclays Bank PLC 2025 Annual Report on Form 20-F	88
Risk review
Risk performance
Climate risk performance
Financing
To facilitate greater understanding and transparency of our capital markets financing, we disclose the total capital raised for clients across all sectors using data sourced from Dealogic. We have provided the breakdown of our 2025 and 2024 financing below. We have constructed this table based on the mapping of issuers’ industry assignment in Dealogic data and
Barclays’ internal industry taxonomy called Barclays Industry Classification (BIC). Financing volumes are reported on a manager-proceeds basis including bonds, equities, loans and securitised bonds and no modifications have been made by
Barclays. This data represents a third party view of our financing and is subject to Dealogic’s league table methodology, which pro-rates volume across lead-managers. We are presenting the data in this format to support transparency and comparability but it should be noted that this data is subject to further analysis and methodological enhancements, before it is included in BlueTrack™.

Carbon-related sectors in wholesale credit (Dealogic Industry Classification) [1]
	31.12.2025	Of which: Elevated	31.12.2024	Of which: Elevated	% Change of Total
	(£m)		(£m)
Agriculture, food and forest products	44	44	95	95	(54%)
Agriculture	44	44	95	95
Energy & water	24,702	24,702	28,979	28,979	(15%)
Power utilities[2]	22,569	22,569	27,868	27,868
Water utilities	2,133	2,133	1,111	1,111
Manufacturing	38,765	11,755	31,901	10,973	22%
Automotive	5,888	5,888	5,347	5,347
Cements	140	140	344	344
Chemicals	2,674	2,674	4,146	3,894
Food, beverage and tobacco	7,133	347	7,591	115
Manufacturing - others	19,950	988	10,618	49
Metals	554	499	1,280	623
Oil and gas (refining)	614	614	601	601
Packaging manufacturers: metal, glass and plastics	502	—	1,056	—
Paper and forest products (excluding logging)	705	—	918	—
Steel	605	605	—	—
Materials and building	7,218	900	6,190	731	17%
Construction and materials	1,133	900	810	731
Real Estate management and development	6,085	—	5,380	—
Mining and quarrying	7,683	7,683	6,290	6,244	22%
Mining (Incl. diversified miners)[3]	843	843	585	539
Oil and gas (extraction)	6,840	6,840	5,705	5,705
Transport & storage	16,156	13,447	17,190	15,182	(6%)
Aviation	3,822	3,822	4,292	4,292
Oil and gas (midstream)	7,979	7,979	10,076	10,076
Other transport services	1,763	—	1,620	—
Ports	—	—	64	64
Road haulage	954	8	633	245
Shipping	1,638	1,638	505	505
Wholesale and retail distribution and leisure	4,722	2,508	4,160	1,066	14%
Oil and gas (wholesale)	776	484	235	100
Others	3,946	2,024	3,925	966
Other financial institutions	1,919	—	1,774	—	8%
Real estate management and development (REITs)	1,919	—	1,774	—
Carbon-related assets/Elevated risk sector: Grand total	101,209	61,039	96,579	63,270	5%
Capital market financing Total	425,697		415,433		2%
Financing to Carbon-related sector over Total Capital market financing (%)	24%		23%		1%
Sub-total of sectors spanning in multiple industries
Oil and gas	16,209	15,917	16,617	16,482	(2%)
Notes
1As industries decarbonise, sectors will increasingly include both carbon and non-carbon related activities e.g. the clients present within the sector exposure reported under Power utilities will also have part of their generation capacity from renewable energy sources, which represents a non-
carbon related activity.
2      Power utilities includes exposures towards renewable energy of £6,277m (2024: £4,423m).
3      Diversified miners with minority interests in thermal coal mining are included in this category.

Barclays Bank PLC 2025 Annual Report on Form 20-F	89
Risk review
Risk performance
Credit risk performance
All disclosures in this section pages, 89 to 129 are unaudited unless otherwise stated.
Overview
Credit risk represents a significant risk to the Barclays Bank Group, arising primarily from loans and advances and counterparty credit risk from derivative contracts with clients.
The credit risk disclosures exclude financial assets not subject to credit risk, such as equity securities, and certain contingent liabilities including performance guarantees.
These disclosures are materially aligned with the recommendations of the Taskforce on Disclosures about Expected Credit
Losses (DECL).
Summary of performance in the year
Gross exposure: Gross loans and advances, including debt securities at amortised cost, increased by £11.1bn to £209.6bn
(2024: £198.5bn) principally driven by growth in UK Corporate Banking (£4.4bn), IB (£1.1bn) and a £0.9bn increase in USCB from the partnership with GM. Further, Treasury investments contributed £4.9bn through the higher holdings in debt securities. The overall increase was partially offset by the impact of a stronger sterling against the US dollar (c.7%).
Partnership with General Motors (GM): Barclays USCB entered into an exclusive co-branded credit card partnership with
GM on 22 August 2025. As at 31 December 2025, gross loans and advances at amortised cost include £1.3bn of balances arising from this arrangement, comprising £1.2bn of consumer and £0.1bn of the business card receivables, together with an associated impairment allowance of £0.1bn.
Exposure net of risk mitigation: The Barclays Bank Group’s net exposure to credit risk increased by 4% to £950bn (2024:
£909bn), primarily reflecting higher cash and balances at central banks (£28.2bn), cash collateral and settlement balances
(£10.5bn) and the increased holding of trading portfolio assets (£11bn). This was partially offset by a decrease in financial assets at fair value through other comprehensive income (£9.4bn) and a decrease in assets held for sale driven by the disposal of the German Consumer finance business (£3.7bn). Overall, the credit risk mitigation held against total exposure decreased to 38% (2024: 40%).
Credit quality: Delinquencies remained broadly stable across the Barclays Bank Group, supported by a range of ongoing risk management actions designed to maintain the Group's defensive position amid macroeconomic headwinds. The Corporate loan portfolio continued to benefit from high-quality exposures and credit protection, and single-name charges remained idiosyncratic in nature. Further analysis of the credit quality of assets is presented in the approach to management and representation of credit quality section.
Stage movements: Stage 2 gross exposures decreased by £(0.6)bn, primarily reflecting a stronger sterling against the US dollar and re-calibration of US impairment models, which now better capture consumer behaviour. Stage 3 balances increased to £4.4bn (2024: £3.9bn) due to single name charges in IB. Refer to page 93 for further details.
Scenario: Global growth slows modestly as rising US tariffs and retaliatory measures disrupt trade flows, though domestic demand in advanced economies remains resilient. For Q425, macroeconomic scenarios have been refreshed and are designed around a wide range of economic outcomes, with the Downside 2 (DS2) scenario broadly aligned to Barclays'
2025 Internal Stress Test (IST25), incorporating climate-related drivers. Refer to the Barclays' resilience to climate scenarios on page 26 for further details.
ECL: Impairment allowances on loans and advances at amortised cost, including off-balance sheet exposures, increased to
£4.0bn (2024: £3.9bn) largely attributable to a single name charge in IB, elevated US macroeconomic uncertainty and the
GM portfolio acquisition. This was partially offset by the impact of a stronger sterling against the US dollar. On-balance sheet coverage remained stable at 1.7% (2024: 1.7%).
Credit impairment charges/(releases): Credit impairment charges increased to £1,866m (2024: £1,617m) reflecting acquisition of the GM portfolio, a single name charge in IB and elevated US macroeconomic uncertainty.
Management adjustments: Economic uncertainty adjustments increased to £81m (2024: £nil), reflecting an additional provision for elevated US macroeconomic uncertainty following tariff developments. Refer to the Management adjustment to models for impairment section on page 103 for further details.
Climate: The Barclays Bank Group assesses climate-related physical and transition risks through scenario analysis and targeted reviews of climate-sensitive portfolios. The DS2 scenario is broadly aligned with the climate-aware IST25, and selected portfolios incorporate enhanced customer-level climate-risk modelling.
Assets held for sale: The sale of the German consumer finance business, previously classified as held for sale, has been completed. The ‘Held for Sale’ section continues to include credit risk disclosures for a co-branded card portfolio in the
USCB.

Barclays Bank PLC 2025 Annual Report on Form 20-F	90
Risk review
Risk performance
Credit risk performance
Further detail can be found in the Financial statements section in Note 8 Credit impairment charges/(releases). Description of terminology can be found in the glossary, available at home.barclays/annualreport. Refer to the credit risk management section for details of governance, policies and procedures.

Barclays Bank PLC 2025 Annual Report on Form 20-F	91
Risk review
Risk performance
Credit risk performance
Maximum exposure and effects of netting, collateral and risk transfer
The following tables present a reconciliation between the Barclays Bank Group’s maximum exposure and its net exposure to credit risk, reflecting the financial effects of risk mitigation reducing the Barclays Bank Group’s exposure.
The Barclays Bank Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer. Further detail on the Barclays Bank Group's policies to each of these forms of credit enhancement is presented on pages 75 to 76 of the credit risk management section.
Collateral obtained
Where collateral has been obtained in the event of default, the Barclays Bank Group does not, ordinarily, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Barclays Bank Group as at 31 December 2025, as a result of the enforcement of collateral, was £47m (2024: £12m).

Maximum exposure and effect of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set- off	Cash collateral	Non-cash collateral	Risk transfer	Exposure net of risk mitigation
Barclays Bank Group
As at 31 December 2025	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	208,544	—	—	—	—	208,544
Cash collateral and settlement balances	124,519	—	—	—	—	124,519
Loans and advances at amortised cost:
Retail mortgages	4,952	—	(11)	(4,921)	(6)	14
Retail credit cards	20,527	—	—	—	—	20,527
Retail other	4,128	—	(1,064)	(2,617)	(43)	404
Corporate loans	121,179	(2,977)	(1,424)	(64,584)	(4,844)	47,350
Total loans and advances at amortised cost	150,786	(2,977)	(2,499)	(72,122)	(4,893)	68,295
Of which credit-impaired (Stage 3):
Retail mortgages	151	—	—	(151)	—	—
Retail credit cards	381	—	—	—	—	381
Retail other	87	—	—	(84)	—	3
Corporate loans	1,770	—	(22)	(1,003)	(247)	498
Total credit-impaired loans and advances at amortised cost	2,389	—	(22)	(1,238)	(247)	882
Debt securities at amortised cost	55,153	—	—	(136)	—	55,017
Reverse repurchase agreements and other similar secured lending	17,662	—	—	(17,662)	—	—
Trading portfolio assets:
Debt securities	94,040	—	—	(639)	—	93,401
Traded loans	12,249	—	—	(4,907)	—	7,342
Total trading portfolio assets	106,289	—	—	(5,546)	—	100,743
Financial assets at fair value through the income statement:
Loans and advances	46,885	—	(17)	(42,290)	—	4,578
Debt securities	3,121	—	—	(359)	—	2,762
Reverse repurchase agreements	132,600	—	(1,433)	(130,807)	—	360
Other financial assets	60	—	—	—	—	60
Total financial assets at fair value through the income statement	182,666	—	(1,450)	(173,456)	—	7,760
Derivative financial instruments	252,192	(194,772)	(29,930)	(12,646)	(4,121)	10,723
Financial assets at fair value through other comprehensive income	42,818	—	—	(2,390)	—	40,428
Other assets	624	—	(1)	—	—	623
Assets held for sale	5,801	—	—	—	—	5,801
Total on-balance sheet	1,147,054	(197,749)	(33,880)	(283,958)	(9,014)	622,453

Off-balance sheet:
Contingent liabilities	26,633	—	(1,768)	(768)	(194)	23,903
Loan commitments	355,388	—	(491)	(49,265)	(2,376)	303,256
Total off-balance sheet	382,021	—	(2,259)	(50,033)	(2,570)	327,159

Total	1,529,075	(197,749)	(36,139)	(333,991)	(11,584)	949,612

Barclays Bank PLC 2025 Annual Report on Form 20-F	92
Risk review
Risk performance
Credit risk performance
The above table excludes any credit risk mitigation that does not impact the expected credit loss for financial assets measured at amortised cost. Off-balance sheet exposures are shown gross of provisions of £398m (2024: £420m), see Note
23 for further details. In addition to the above, Barclays Bank Group holds forward starting reverse repos amounting to
£81.5bn (2024: £108.6bn) which are fully collateralised. Corporate loans at amortised cost include £0.1bn (2024: £0.2bn) of
CBILs and CLBILs supported by UK government guarantees of £0.1bn (2024: £0.1bn) which are included within the Risk transfer column in the table. Reported off-balance sheet loan commitments also include exposures relating to financial assets classified as assets held for sale.

Maximum exposure and effects of netting, collateral and risk transfer (audited)
	Maximum exposure	Netting and set- off	Cash collateral	Non-cash collateral	Risk transfer	Exposure net of risk mitigation
Barclays Bank Group
As at 31 December 2024	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	180,365	—	—	—	—	180,365
Cash collateral and settlement balances	113,987	—	—	—	—	113,987
Loans and advances at amortised cost:
Retail mortgages	4,956	—	(22)	(4,922)	—	12
Retail credit cards	19,749	—	—	—	—	19,749
Retail other	3,918	—	(1,106)	(2,441)	(33)	338
Corporate loans	116,204	(3,006)	(1,104)	(57,458)	(4,536)	50,100
Total loans and advances at amortised cost	144,827	(3,006)	(2,232)	(64,821)	(4,569)	70,199
Of which credit-impaired (Stage 3):
Retail mortgages	278	—	—	(277)	—	1
Retail credit cards	308	—	—	—	—	308
Retail other	191	—	(21)	(162)	—	8
Corporate loans	1,261	—	(32)	(383)	(87)	759
Total credit-impaired loans and advances at amortised cost	2,038	—	(53)	(822)	(87)	1,076
Debt securities at amortised cost	50,227	—	—	(583)	(40)	49,604
Reverse repurchase agreements and other similar secured lending	3,393	—	—	(3,393)	—	—
Trading portfolio assets:
Debt securities	77,805	—	—	(657)	—	77,148
Traded loans	13,470	—	—	(878)	—	12,592
Total trading portfolio assets	91,275	—	—	(1,535)	—	89,740
Financial assets at fair value through the income statement:
Loans and advances	44,182	—	(17)	(40,401)	—	3,764
Debt securities	2,931	—	—	(182)	—	2,749
Reverse repurchase agreements	141,791	—	(2,429)	(138,924)	—	438
Other financial assets	85	—	—	—	—	85
Total financial assets at fair value through the income statement	188,989	—	(2,446)	(179,507)	—	7,036
Derivative financial instruments	292,356	(230,260)	(28,953)	(12,633)	(5,284)	15,226
Financial assets at fair value through other comprehensive income	51,010	—	—	(1,104)	(102)	49,804
Other assets	665	—	(1)	—	—	664
Assets held for sale	9,544	—	—	—	—	9,544
Total on-balance sheet	1,126,638	(233,266)	(33,632)	(263,576)	(9,995)	586,169

Off-balance sheet:
Contingent liabilities	26,565	—	(2,664)	(441)	(248)	23,212
Loan commitments	353,777	—	(550)	(51,812)	(1,840)	299,575
Total off-balance sheet	380,342	—	(3,214)	(52,253)	(2,088)	322,787
	—	—	—	—	—	—
Total	1,506,980	(233,266)	(36,846)	(315,829)	(12,083)	908,956

Barclays Bank PLC 2025 Annual Report on Form 20-F	93
Risk review
Risk performance
Credit risk performance
Expected credit losses
Loans and advances at amortised cost by product
Total loans and advances at amortised cost in the credit risk performance section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a product breakdown of loans and advances at amortised cost and the impairment allowance by stage. The table also presents stage allocation of debt securities.
The impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

Barclays Bank Group (audited)		Stage 2
As at 31 December 2025	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[1]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	4,674	34	1	101	136	175	4,985
Retail credit cards	18,801	2,022	238	276	2,536	1,776	23,113
Retail other	3,788	80	123	62	265	107	4,160
Corporate loans	111,629	7,941	60	155	8,156	2,360	122,145
Total loans and advances at amortised cost	138,892	10,077	422	594	11,093	4,418	154,403
Debt securities at amortised cost	54,801	371	—	—	371	—	55,172
Total loans and advances at amortised cost including debt securities	193,693	10,448	422	594	11,464	4,418	209,575

Impairment allowance
Retail mortgages	9	—	—	—	—	24	33
Retail credit cards	395	508	105	183	796	1,395	2,586
Retail other	7	3	1	1	5	20	32
Corporate loans	141	219	6	10	235	590	966
Total loans and advances at amortised cost	552	730	112	194	1,036	2,029	3,617
Debt securities at amortised cost	10	9	—	—	9	—	19
Total loans and advances at amortised cost including debt securities	562	739	112	194	1,045	2,029	3,636

Net exposure
Retail mortgages	4,665	34	1	101	136	151	4,952
Retail credit cards	18,406	1,514	133	93	1,740	381	20,527
Retail other	3,781	77	122	61	260	87	4,128
Corporate loans	111,488	7,722	54	145	7,921	1,770	121,179
Total loans and advances at amortised cost	138,340	9,347	310	400	10,057	2,389	150,786
Debt securities at amortised cost	54,791	362	—	—	362	—	55,153
Total loans and advances at amortised cost including debt securities	193,131	9,709	310	400	10,419	2,389	205,939

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	0.2	—	—	—	—	13.7	0.7
Retail credit cards	2.1	25.1	44.1	66.3	31.4	78.5	11.2
Retail other	0.2	3.8	0.8	1.6	1.9	18.7	0.8
Corporate loans	0.1	2.8	10.0	6.5	2.9	25.0	0.8
Total loans and advances at amortised cost	0.4	7.2	26.5	32.7	9.3	45.9	2.3
Debt securities at amortised cost	—	2.4	—	—	2.4	—	—
Total loans and advances at amortised cost including debt securities	0.3	7.1	26.5	32.7	9.1	45.9	1.7
Note
1Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £186.1bn and an impairment allowance of £145m. This comprises £17m impairment allowance on £184.4bn Stage 1 exposure, £8m on £1.6bn Stage 2 exposure and £120m on £123m Stage 3 exposure. Loan commitments and financial guarantee contracts have total impairment allowance of £398m.

Barclays Bank PLC 2025 Annual Report on Form 20-F	94
Risk review
Risk performance
Credit risk performance

Barclays Bank Group (audited)		Stage 2
As at 31 December 2024	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[1]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	4,537	9	—	141	150	310	4,997
Retail credit cards	17,629	2,449	256	248	2,953	1,724	22,306
Retail other	3,329	177	157	70	404	216	3,949
Corporate loans	107,194	7,944	137	66	8,147	1,654	116,995
Total loans and advances at amortised cost	132,689	10,579	550	525	11,654	3,904	148,247
Debt securities at amortised cost	47,077	3,170	—	—	3,170	—	50,247
Total loans and advances at amortised cost including debt securities	179,766	13,749	550	525	14,824	3,904	198,494

Impairment allowance
Retail mortgages	8	1	—	—	1	32	41
Retail credit cards	334	552	105	150	807	1,416	2,557
Retail other	5	1	—	—	1	25	31
Corporate loans	144	240	6	8	254	393	791
Total loans and advances at amortised cost	491	794	111	158	1,063	1,866	3,420
Debt securities at amortised cost	9	11	—	—	11	—	20
Total loans and advances at amortised cost including debt securities	500	805	111	158	1,074	1,866	3,440

Net exposure
Retail mortgages	4,529	8	—	141	149	278	4,956
Retail credit cards	17,295	1,897	151	98	2,146	308	19,749
Retail other	3,324	176	157	70	403	191	3,918
Corporate loans	107,050	7,704	131	58	7,893	1,261	116,204
Total loans and advances at amortised cost	132,198	9,785	439	367	10,591	2,038	144,827
Debt securities at amortised cost	47,068	3,159	—	—	3,159	—	50,227
Total loans and advances at amortised cost including debt securities	179,266	12,944	439	367	13,750	2,038	195,054

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	0.2	11.1	—	—	0.7	10.3	0.8
Retail credit cards	1.9	22.5	41.0	60.5	27.3	82.1	11.5
Retail other	0.2	0.6	—	—	0.2	11.6	0.8
Corporate loans	0.1	3.0	4.4	12.1	3.1	23.8	0.7
Total loans and advances at amortised cost	0.4	7.5	20.2	30.1	9.1	47.8	2.3
Debt securities at amortised cost	—	0.3	—	—	0.3	—	—
Total loans and advances at amortised cost including debt securities	0.3	5.9	20.2	30.1	7.2	47.8	1.7
Note
1Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £169.6bn and an impairment allowance of £150m. This comprises £17m impairment allowance on £168.3bn Stage 1 exposure, £7m on £1.1bn Stage 2 exposure and £126m on £130m Stage 3 exposure. Loan commitments and financial guarantee contracts have total impairment allowance of £420m.

Barclays Bank PLC 2025 Annual Report on Form 20-F	95
Risk review
Risk performance
Credit risk performance
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees (audited)
The following tables present a reconciliation of the opening to the closing balance of the gross exposure and impairment allowance.
Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' includes additional drawdowns and partial repayments from existing facilities. Additionally, the below tables do not include other financial assets subject to impairment such as debt securities at amortised cost, reverse repurchase agreements and other similar secured lending, cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.
The movements are measured over a 12-month period.

Barclays Bank PLC 2025 Annual Report on Form 20-F	96
Risk review
Risk performance
Credit risk

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2025	4,537	8	150	1	310	32	4,997	41
Transfers from Stage 1 to Stage 2	(92)	—	92	—	—	—	—	—
Transfers from Stage 2 to Stage 1	80	—	(80)	—	—	—	—	—
Transfers to Stage 3	(27)	—	(15)	—	42	—	—	—
Transfers from Stage 3	59	2	2	—	(61)	(2)	—	—
Business activity in the year	635	1	—	—	—	—	635	1
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	135	(1)	2	—	(19)	8	118	7
Final repayments	(653)	(1)	(14)	—	(80)	(1)	(747)	(2)
Disposals[1]	—	—	(1)	(1)	(9)	(5)	(10)	(6)
Write-offs	—	—	—	—	(8)	(8)	(8)	(8)
As at 31 December 2025	4,674	9	136	—	175	24	4,985	33

Retail credit cards
As at 1 January 2025	17,629	334	2,953	807	1,724	1,416	22,306	2,557
Transfers from Stage 1 to Stage 2	(1,047)	(35)	1,047	35	—	—	—	—
Transfers from Stage 2 to Stage 1	1,208	268	(1,208)	(268)	—	—	—	—
Transfers to Stage 3	(515)	(20)	(731)	(286)	1,246	306	—	—
Transfers from Stage 3	12	9	5	4	(17)	(13)	—	—
Business activity in the year[2]	2,575	75	237	87	60	40	2,872	202
Refinements to models used for calculation[3]	—	68	—	(81)	—	1	—	(12)
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	(980)	(299)	262	508	(45)	793	(763)	1,002
Final repayments	(81)	(5)	(29)	(10)	(32)	(26)	(142)	(41)
Disposals[1]	—	—	—	—	(308)	(270)	(308)	(270)
Write-offs	—	—	—	—	(852)	(852)	(852)	(852)
As at 31 December 2025	18,801	395	2,536	796	1,776	1,395	23,113	2,586

Retail other
As at 1 January 2025	3,329	5	404	1	216	25	3,949	31
Transfers from Stage 1 to Stage 2	(107)	—	107	—	—	—	—	—
Transfers from Stage 2 to Stage 1	80	—	(80)	—	—	—	—	—
Transfers to Stage 3	(75)	—	(35)	—	110	—	—	—
Transfers from Stage 3	56	1	—	—	(56)	(1)	—	—
Business activity in the year	1,155	—	24	—	—	—	1,179	—
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	1,176	4	158	4	23	8	1,357	16
Final repayments	(1,826)	(3)	(313)	—	(179)	(5)	(2,318)	(8)
Disposals	—	—	—	—	—	—	—	—
Write-offs	—	—	—	—	(7)	(7)	(7)	(7)
As at 31 December 2025	3,788	7	265	5	107	20	4,160	32
Notes
1The £10m of gross disposals reported within Retail mortgages relate to sale of the Italian mortgage portfolio. The £308m of gross disposals reported within Retail credit cards relate to debt sales undertaken during the year.
2Business activity in the year reported within Retail credit cards includes £1.2bn related to acquisition of the GM co-branded card portfolio within
USCB.
3Refinements to models used for calculation reported within Retail credit cards include a £(12)m movement in the calculated ECL for the US Cards portfolio. These reflect model enhancements made during the year. Barclays Bank Group continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent in the businesses.

Barclays Bank PLC 2025 Annual Report on Form 20-F	97
Risk review
Risk performance
Credit risk

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Corporate loans
As at 1 January 2025	107,194	144	8,147	254	1,654	393	116,995	791
Transfers from Stage 1 to Stage 2	(2,685)	(11)	2,685	11	—	—	—	—
Transfers from Stage 2 to Stage 1	2,417	46	(2,417)	(46)	—	—	—	—
Transfers to Stage 3	(692)	(4)	(505)	(28)	1,197	32	—	—
Transfers from Stage 3	146	2	125	1	(271)	(3)	—	—
Business activity in the year[1]	28,266	40	976	37	225	19	29,467	96
Refinements to models used for calculation[2]	—	(65)	—	(24)	—	—	—	(89)
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	4,088	14	842	81	(50)	405	4,880	500
Final repayments	(27,104)	(24)	(1,695)	(49)	(40)	(1)	(28,839)	(74)
Disposals[3]	(1)	(1)	(2)	(2)	(121)	(21)	(124)	(24)
Write-offs	—	—	—	—	(234)	(234)	(234)	(234)
As at 31 December 2025	111,629	141	8,156	235	2,360	590	122,145	966

Reconciliation of ECL movement to credit impairment charge/(release) for the period	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Retail mortgages	1	—	5	6
Retail credit cards	61	(11)	1,101	1,151
Retail other	2	4	2	8
Corporate loans	(2)	(17)	452	433
ECL movement excluding disposals and write-offs[4]	62	(24)	1,560	1,598
ECL movement on loan commitments and financial guarantees	(23)	(6)	7	(22)
ECL movement on other financial assets	—	1	(6)	(5)
ECL movement on debt securities at amortised cost	1	(2)	—	(1)
Recoveries and reimbursements[5]	10	(26)	(102)	(118)
ECL charge on assets held for sale[6]				181
Total exchange and other adjustments				233
Total credit impairment charge for the year				1,866
Notes
1Business activity in the year reported within Corporate loans include £0.1bn related to acquisition of the GM co-branded card portfolio within
USCB.
2Refinements to models used for calculation reported within Corporate loans include a £(89)m movement in the calculated ECL for the UKCB and
IB portfolio. These reflect model enhancements made during the year. Barclays Bank Group continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent in the businesses.
3The £124m of gross disposals reported within Corporate loans relate to debt sales undertaken during the year.
4In 2025, gross write-offs amounted to £1,101m and post write-off recoveries amounted to £38m. Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,063m.
5Recoveries and reimbursements include £80m for reimbursements where the Barclays Bank Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written-off amounts of £38m.
6ECL charge on assets held for sale relate to the charges on a co-branded card portfolio in USCB and the German consumer finance business.

Barclays Bank PLC 2025 Annual Report on Form 20-F	98
Risk review
Risk performance
Credit risk

Loan commitments and financial guarantees (audited)[1]	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2025	18	—	—	—	1	—	19	—
Net transfers between stages	—	—	—	—	—	—	—	—
Business activity in the year	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(5)	—	—	—	(1)	—	(6)	—
Limit management and final repayments	(3)	—	—	—	—	—	(3)	—
As at 31 December 2025	10	—	—	—	—	—	10	—

Retail credit cards
As at 1 January 2025	112,645	34	1,648	15	10	1	114,303	50
Net transfers between stages	(1,083)	7	1,083	(7)	—	—	—	—
Business activity in the year	24,319	11	120	2	—	—	24,439	13
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(6,434)	(19)	(1,528)	5	—	(1)	(7,962)	(15)
Limit management and final repayments	(11,277)	(7)	(196)	(4)	—	—	(11,473)	(11)
Disposals[2]	(5,291)	—	(221)	—	(10)	—	(5,522)	—
As at 31 December 2025	112,879	26	906	11	—	—	113,785	37

Retail other
As at 1 January 2025	3,970	5	103	—	11	—	4,084	5
Net transfers between stages	(28)	—	29	—	(1)	—	—	—
Business activity in the year	624	—	1	—	—	—	625	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	291	(4)	46	—	23	—	360	(4)
Limit management and final repayments	(784)	—	(33)	—	(20)	—	(837)	—
Disposals[2]	(756)	—	(30)	—	(1)	—	(787)	—
As at 31 December 2025	3,317	1	116	—	12	—	3,445	1

Corporate loans
As at 1 January 2025	229,565	116	15,079	225	954	24	245,598	365
Net transfers between stages	(201)	40	269	(40)	(68)	—	—	—
Business activity in the year	50,364	28	2,699	61	405	—	53,468	89
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	9,810	(54)	(492)	33	(282)	13	9,036	(8)
Limit management and final repayments	(60,919)	(26)	(4,259)	(56)	(340)	(4)	(65,518)	(86)
As at 31 December 2025	228,619	104	13,296	223	669	33	242,584	360
Notes
1Loan commitments reported also include exposure relating to financial assets classified as held for sale.
2The gross disposals reported within Retail credit cards and Retail other relate to the German consumer finance business; sale of which was completed in Q125.

Barclays Bank PLC 2025 Annual Report on Form 20-F	99
Risk review
Risk performance
Credit risk

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2024	7,257	11	389	28	716	321	8,362	360
Transfers from Stage 1 to Stage 2	(231)	—	231	—	—	—	—	—
Transfers from Stage 2 to Stage 1	91	3	(91)	(3)	—	—	—	—
Transfers to Stage 3	(82)	—	(30)	(3)	112	3	—	—
Transfers from Stage 3	19	1	11	0	(30)	(1)	—	—
Business activity in the year	632	1	—	—	2	—	634	1
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	197	(2)	(2)	9	69	40	264	47
Final repayments	(893)	(1)	(45)	(1)	(86)	(3)	(1,024)	(5)
Disposals[1]	(2,453)	(5)	(313)	(29)	(461)	(316)	(3,227)	(350)
Write-offs	—	—	—	—	(12)	(12)	(12)	(12)
As at 31 December 2024	4,537	8	150	1	310	32	4,997	41

Retail credit cards
As at 1 January 2024	22,315	412	3,450	1,138	1,522	1,226	27,287	2,776
Transfers from Stage 1 to Stage 2	(1,503)	(51)	1,503	51	—	—	—	—
Transfers from Stage 2 to Stage 1	1,170	321	(1,170)	(321)	—	—	—	—
Transfers to Stage 3	(616)	(24)	(876)	(390)	1,492	414	—	—
Transfers from Stage 3	10	9	8	5	(18)	(14)	—	—
Business activity in the year	1,508	33	206	59	20	18	1,734	110
Refinements to models used for calculation[2]	—	5	—	2	—	4	—	11
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	1,039	(280)	728	506	(45)	973	1,722	1,199
Final repayments	(108)	(7)	(32)	(13)	(1)	—	(141)	(20)
Transfers to assets held for Sale[3]	(5,495)	(64)	(689)	(161)	(57)	(46)	(6,241)	(271)
Disposals[1]	(691)	(20)	(175)	(69)	(249)	(219)	(1,115)	(308)
Write-offs	—	—	—	—	(940)	(940)	(940)	(940)
As at 31 December 2024	17,629	334	2,953	807	1,724	1,416	22,306	2,557

Retail other
As at 1 January 2024	2,734	8	369	2	308	35	3,411	45
Transfers from Stage 1 to Stage 2	(221)	—	221	—	—	—	—	—
Transfers from Stage 2 to Stage 1	86	—	(86)	—	—	—	—	—
Transfers to Stage 3	(148)	—	(53)	—	201	—	—	—
Transfers from Stage 3	82	—	47	—	(129)	—	—	—
Business activity in the year	1,159	1	—	—	—	—	1,159	1
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	1,640	—	36	—	74	13	1,750	13
Final repayments	(2,003)	(4)	(130)	(1)	(224)	(9)	(2,357)	(14)
Disposals	—	—	—	—	—	—	—	—
Write-offs	—	—	—	—	(14)	(14)	(14)	(14)
As at 31 December 2024	3,329	5	404	1	216	25	3,949	31
Notes
1The £3.2bn of gross disposals reported within Retail mortgages relate to sale of the Italian mortgage loans. The £1.1bn of  gross disposals reported within Retail credit cards include £0.9bn sale of outstanding US Cards receivables to Blackstone and £0.2bn of other debt sale undertaken during the year.
2Refinements to models used for calculation reported within Retail credit cards include a £11m movement in the calculated ECL for the US
Cards portfolio. These reflect model enhancements made during the year. Barclays Bank Group continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.
3Transfers to assets held for sale reported within Retail credit cards relate to a co-branded card portfolio within USCB.

Barclays Bank PLC 2025 Annual Report on Form 20-F	100
Risk review
Risk performance
Credit risk

Loans and advances at amortised cost (audited)	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Corporate loans
As at 1 January 2024	100,956	179	8,967	309	1,235	348	111,158	836
Transfers from Stage 1 to Stage 2	(2,586)	(15)	2,586	15	—	—	—	—
Transfers from Stage 2 to Stage 1	2,098	42	(2,098)	(42)	—	—	—	—
Transfers to Stage 3	(404)	(2)	(392)	(21)	796	23	—	—
Transfers from Stage 3	143	1	23	5	(166)	(6)	—	—
Business activity in the year	28,497	39	811	34	183	19	29,491	92
Refinements to models used for calculation[1]	—	18	—	51	—	—	—	69
Net drawdowns, repayments, net re- measurement and movements due to exposure and risk parameter changes	3,957	(76)	198	—	6	270	4,161	194
Final repayments	(25,406)	(40)	(1,937)	(92)	(142)	(3)	(27,485)	(135)
Transfers to assets held for sale[2]	(49)	(1)	(9)	(3)	(1)	(1)	(59)	(5)
Disposals[3]	(12)	(1)	(2)	(2)	(2)	(2)	(16)	(5)
Write-offs	—	—	—	—	(255)	(255)	(255)	(255)
As at 31 December 2024	107,194	144	8,147	254	1,654	393	116,995	791

Reconciliation of ECL movement to credit impairment (release)/charge for the period	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Retail mortgages	2	2	39	43
Retail credit cards	6	(101)	1,395	1,300
Retail other	(3)	(1)	4	—
Corporate loans	(33)	(50)	303	220
ECL movement excluding assets held for sale, disposals and write-offs[4]	(28)	(150)	1,741	1,563
ECL movement on loan commitments and financial guarantees	(12)	(23)	(18)	(53)
ECL movement on other financial assets	3	6	(4)	5
ECL movement on debt securities at amortised cost	2	(6)	—	(4)
Recoveries and reimbursements[5]	(20)	23	(42)	(39)
ECL charge on Assets held for sale[6]				74
Total exchange and other adjustments				71
Total credit impairment charge for the year				1,617
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
5Recoveries and reimbursements include £11m for reimbursements where the Barclays Bank Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts of £28m.
6ECL charge on assets held for sale relate to the German consumer finance business.

Barclays Bank PLC 2025 Annual Report on Form 20-F	101
Risk review
Risk performance
Credit risk

Loan commitments and financial guarantees (audited)[1]	Stage 1		Stage 2		Stage 3		Total
Barclays Bank Group	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages
As at 1 January 2024	41	—	—	—	1	—	42	—
Net transfers between stages	—	—	—	—	—	—	—	—
Business activity in the year	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(16)	—	—	—	—	—	(16)	—
Limit management and final repayments	(7)	—	—	—	—	—	(7)	—
As at 31 December 2024	18	—	—	—	1	—	19	—

Retail credit cards
As at 1 January 2024	109,634	48	1,767	36	10	1	111,411	85
Net transfers between stages	(1,682)	20	1,675	(20)	7	—	—	—
Business activity in the year	15,489	11	160	3	1	—	15,650	14
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	2,467	(34)	(1,576)	11	(8)	—	883	(23)
Limit management and final repayments	(13,263)	(11)	(378)	(15)	—	—	(13,641)	(26)
As at 31 December 2024	112,645	34	1,648	15	10	1	114,303	50

Retail other
As at 1 January 2024	3,446	5	116	2	29	—	3,591	7
Net transfers between stages	(35)	—	23	—	12	—	—	—
Business activity in the year	741	2	1	—	—	—	742	2
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	621	(2)	(26)	(2)	(7)	—	588	(4)
Limit management and final repayments	(803)	—	(11)	—	(23)	—	(837)	—
As at 31 December 2024	3,970	5	103	—	11	—	4,084	5

Corporate loans
As at 1 January 2024	212,414	114	20,035	225	802	42	233,251	381
Net transfers between stages	1,240	29	(1,519)	(32)	279	3	—	—
Business activity in the year	50,350	33	1,650	30	192	—	52,192	63
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	10,133	(34)	(1,391)	65	(31)	(13)	8,711	18
Limit management and final repayments	(44,572)	(26)	(3,696)	(63)	(288)	(8)	(48,556)	(97)
As at 31 December 2024	229,565	116	15,079	225	954	24	245,598	365
              Note
1Loan commitments reported also include exposure relating to financial assets classified as held for sale.

Barclays Bank PLC 2025 Annual Report on Form 20-F	102
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
A small number of accounts (2.9% of impairment allowance and 2.1% of gross exposure) included in Stage 2 are not otherwise identified by the quantitative or qualitative tests but are more than 30 days past due. The percentage triggered by these backstop criteria is a measure of the effectiveness of the Stage 2 criteria in identifying deterioration prior to delinquency. These balances include items in the UK Corporate Bank and Investment Bank for reasons such as outstanding interest and fees rather than principal balances.

Loans and advances at amortised cost[1]
	Gross Exposure				Impairment Allowance
Barclays Bank Group	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2
As at 31 December 2025[2]	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	3	46	87	136	—	—	—	—
Retail credit cards	1,830	661	45	2,536	597	172	27	796
Retail other	36	182	47	265	5	—	—	5
Corporate loans	5,817	2,285	54	8,156	147	85	3	235
Total Stage 2	7,686	3,174	233	11,093	749	257	30	1,036

Loans and advances at amortised cost[1]
	Gross Exposure				Impairment Allowance
Barclays Bank Group	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2
As at 31 December 2024[2]	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	3	22	125	150	1	—	—	1
Retail credit cards	2,200	744	9	2,953	620	183	4	807
Retail other	14	321	69	404	—	1	—	1
Corporate loans	6,194	1,931	22	8,147	185	68	1	254
Total Stage 2	8,411	3,018	225	11,654	806	252	5	1,063
Notes
1Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and impairment allowance have been assigned in order of categories presented.
2Exposure exclude the portfolios which have been classified as assets held for sale.

Barclays Bank PLC 2025 Annual Report on Form 20-F	103
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
Management adjustments are captured through “Economic uncertainty” and “Other” adjustments, and are presented by product below:

Management adjustments to models for impairment allowance presented by product (audited)
Barclays Bank Group	Impairment allowance pre management adjustments[1]	Economic uncertainty adjustments (a)	Other adjustments (b)	Management adjustments[2] (a+b)	Total impairment allowance[3]	Proportion of Management adjustments to total impairment allowance
As at 31 December 2025	£m	£m	£m	£m	£m	%
Retail mortgages	25	—	8	8	33	24.2
Retail credit cards	2,505	31	87	118	2,623	4.5
Retail other	34	—	(1)	(1)	33	(3.0)
Corporate loans	1,253	49	24	73	1,326	5.5
Total	3,817	80	118	198	4,015	4.9
Debt securities at amortised cost	18	1	—	1	19	5.3
Total including debt securities at amortised cost	3,835	81	118	199	4,034	4.9

As at 31 December 2024	£m	£m	£m	£m	£m	%
Retail mortgages	38	—	3	3	41	7.3
Retail credit cards	2,630	—	(23)	(23)	2,607	(0.9)
Retail other	32	—	4	4	36	11.1
Corporate loans	1,162	—	(6)	(6)	1,156	(0.5)
Total	3,862	—	(22)	(22)	3,840	(0.6)
Debt securities at amortised cost	27	—	(7)	(7)	20	(35.0)
Total including debt securities at amortised cost	3,889	—	(29)	(29)	3,860	(0.8)
Notes
1      Includes £3.4bn (2024: £3.7bn) of modelled ECL, £0.5bn (2024: £0.3bn) of individually assessed impairments, £(0.2)bn (2024: £(0.3)bn) of
ECL from assets held for sale (co-branded card portfolio) and £0.1bn (2024: £0.1bn) of ECL from benchmarked exposures and debt securities.
2      Management adjustments related to other financial assets subject to impairment not included in the table above include cash collateral and settlement balances £1m (2024: £(1)m), reverse repurchase agreements £1m (2024: £(2)m) and financial assets at fair value through other comprehensive income £nil (2024: £(2)m) within the IB portfolio.
3      Total impairment allowance consists of ECL stock on drawn and undrawn exposures.

Economic uncertainty adjustments presented by stage (audited)
	Stage 1	Stage 2	Stage 3	Total
As at 31 December 2025	£m	£m	£m	£m
Retail mortgages	—	—	—	—
Retail credit cards	—	31	—	31
Retail other	—	—	—	—
Corporate loans	16	33	—	49
Total	16	64	—	80
Debt Securities at amortised cost	1	—	—	1
Total including debt securities at amortised cost	17	64	—	81
Economic uncertainty adjustments
Economic uncertainty adjustments are captured in two ways. First, customer uncertainty: the identification of customers and clients who may be more vulnerable to economic instability; and second, model uncertainty: to capture the impact of model limitations and sensitivities to specific macroeconomic parameters, which are applied at a portfolio level.
The Barclays Bank Group continues to monitor the elevated tariffs, trade tensions, and geopolitical risks, especially in the US.
In response, an adjustment of £81m introduced during Q125 within customer and client uncertainty provisions has been retained, with any resulting effects on customer behaviour yet to materialise.

Barclays Bank PLC 2025 Annual Report on Form 20-F	104
Risk review
Risk performance
Credit risk
Other adjustments
Other adjustments are operational and remain in place until incorporated into the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.
Total other adjustments as at 31 December 2025 are £118m (2024: £(29)m) and include:
•Retail mortgages £8m (2024: £3m): Reflects operational adjustments in the Mortgage product of the Private Banking portfolio
•Retail credit cards £87m (2024: £(23)m): This adjustment reflects provisioning for the GM consumer cards portfolio acquired during the year, while the previously held high-risk account management (HRAM) adjustment was retired following model remediation in USCB
•Corporate loans £24m (2024: £(6)m): This adjustment reflects provisioning for the GM business cards portfolio acquired during the year
•Debt securities £nil (2024: £(7)m): The movement is driven by the retirement of the Exposure at Default recalibration adjustment following model remediation in the IB portfolio
Climate Risk ECL assessment
Barclays Bank Group performed a credit risk assessment of physical and transition risks due to climate change. This was delivered through a combination of a scenario approach and targeted reviews of specific portfolios identified as more susceptible to climate risk.
Scenario Approach: The IFRS 9 Downside 2 scenario has been updated and aligned to the 2025 Internal Stress Test scenario which is climate aware, ensuring that climate is being considered within the modelled ECL output via existing macroeconomic variables.
Specific Approach: The approach reviewed portfolios previously identified from both internal and external stress tests as more susceptible to climate risks. In particular, climate modelling techniques were utilised to inform customer level PD spreads of physical and transition risk due to climate change for certain Wholesale elevated risk sectors. The output of this review did not provide variances in ECL deemed sufficiently certain to warrant raising an additional climate-related charge in
2025.
Whilst there have been no separately identifiable charges relating to climate risk in the 2025 reported ECL, it is acknowledged that impairment could increase over time as risks become more tangible and impact consumers and clients through physical risks or via impacts from the transition to a low carbon economy. Therefore, Barclays Bank Group continues to review credit risk outputs to determine if any additional physical or transition climate risks are identified that are not sufficiently captured via model output.

Barclays Bank PLC 2025 Annual Report on Form 20-F	105
Risk review
Risk performance
Credit risk
Measurement uncertainty and sensitivity analysis
The measurement of modelled ECL involves complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk. The Barclays Bank Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium term forecasts), and Bloomberg (based on median of economic forecasts) which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated weightings. The adverse scenarios are calibrated to a broadly similar severity to the Barclays Bank
Group's internal stress tests and stress scenarios provided by regulators whilst also considering IFRS 9 specific sensitivities and non-linearity. The favourable scenarios are designed to reflect plausible upside risks to the Baseline scenario which are broadly consistent with the economic narrative approved by the Senior Scenario Review Committee. All scenarios are regenerated at a minimum semi-annually. The scenarios include key economic variables (including GDP, unemployment,
House Price Index (HPI) and base rates in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately seven years. The same scenarios used in the estimation of expected credit losses are also used to inform the Barclays Bank Group's internal planning.
Scenarios used to calculate the Barclays Bank Group’s ECL charge were refreshed in Q425, with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. The Baseline scenario continues to reflect the rapidly changing trade policies and uncertainty around potential tariffs to be imposed by the US administration and responses by other governments. Global growth slows modestly as rising US tariffs and retaliatory measures disrupt trade flows, dampen business confidence, and weigh on investment, though domestic demand in advanced economies remains resilient. UK and US GDP growth in 2026 is expected to be 1.1% and 2.0%, respectively.
Labour markets in major economies soften slightly amid increased uncertainty and slower export-orientated activity.
However, the weakening is contained and does not rise significantly from current levels. UK and US quarterly unemployment rates peak at 4.9% and 4.5%, respectively. Central Banks continue to loosen monetary policy with both the
Bank of England and the Federal Reserve finishing 2026 with an interest rate of 3.25%.
The Downside scenarios have been calibrated to capture an escalation of trade tensions, where tariffs imposed by the US prompt retaliation from its trading partners with adverse implications for consumer prices and investment sentiment. A sharp slowdown in immigration coupled with mass deportations disrupts the US labour market, compounding downside risks to growth. In addition, global supply chains are severely disrupted as firms delay investment, reassess production locations and hoard production inputs. Imports into the US contract sharply due to higher prices and exports fall due to retaliation. The combination of trade impact and consumer uncertainty triggers a sharp recession, not only in the US but also in the UK and Europe driven by a severe decline in exports, business sentiment and with investment and consumption plans being put on hold. The rapid fall in external demand and a retrenchment in business investment push up unemployment rates, where job losses are concentrated in trade-exposed sectors (machinery, autos, consumer durables)
but also spill into services. The Federal Reserve initially holds rates steady, weighing the inflation shock against the deteriorating real economy. However, as the slowdown deepens and the labour market loosens, the Federal Reserve cuts rates swiftly to stimulate aggregate demand. The Bank of England eases monetary policy amid a disinflationary environment and looser labour markets.
In the Upside scenarios, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases and unemployment rates stabilise and start falling again. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to healthy GDP growth. The strong economic outlook and lower interest rates provide a boost to house prices growth and support bullish financial markets.
The methodology for estimating scenario weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The movement in weights is driven by the combined impact of two factors: (i) improvement in GDP growth in the Baseline scenario, bringing the Baseline scenario closer to the Upside scenarios; and (ii) model improvements, which increase the Baseline weight and reduce the weights of the tail scenarios. For further details see page
108
.
The Barclays Bank Group has retained the £81m uncertainty adjustment introduced in Q125 across the US Consumer Bank and Investment Bank businesses, reflecting elevated tariffs, trade tensions, and geopolitical risks, with any resulting effects on customer behaviour yet to materialise. For further details see pages 103 to 104.
The following tables show the key macroeconomic variables used in the five scenarios (five year annual paths), the weights applied to each scenario and the macroeconomic variables by scenario using ‘specific bases’ i.e. the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios and the lowest unemployment for upside scenarios. Five year average tables and movement over time graphs provide additional transparency. Annual paths show quarterly averages for the year (unemployment and base rate) or change in the year (GDP and HPI).

Barclays Bank PLC 2025 Annual Report on Form 20-F	106
Risk review
Risk performance
Credit risk

Baseline	2025	2026	2027	2028	2029
As at 31 December 2025%		%	%	%	%
UK GDP[1]	1.5	1.1	1.4	1.4	1.4
UK unemployment[2]	4.7	4.9	4.8	4.8	4.7
UK HPI[3]	1.5	2.9	2.5	4.3	3.8
UK bank rate	4.2	3.4	3.4	3.5	3.6
US GDP[1]	2.1	2.0	2.0	2.0	2.0
US unemployment[4]	4.2	4.5	4.4	4.4	4.4
US HPI[5]	3.2	1.7	1.9	2.6	2.6
US federal funds rate	4.2	3.4	3.3	3.3	3.5

Downside 2
UK GDP[1]	1.5	(2.5)	(1.2)	2.8	1.1
UK unemployment[2]	4.7	5.8	7.7	6.9	5.7
UK HPI[3]	1.5	(24.9)	(5.1)	9.6	14.2
UK bank rate	4.2	2.3	0.5	0.4	1.1
US GDP[1]	2.1	(2.7)	(2.8)	1.6	2.4
US unemployment[4]	4.2	5.7	8.0	7.9	5.9
US HPI[5]	3.2	(8.2)	(1.7)	7.2	7.7
US federal funds rate	4.2	3.6	2.4	1.4	1.2

Downside 1
UK GDP[1]	1.5	(0.7)	0.1	2.1	1.3
UK unemployment[2]	4.7	5.3	6.3	5.8	5.2
UK HPI[3]	1.5	(11.8)	(1.3)	6.9	8.9
UK bank rate	4.2	2.9	2.0	1.9	2.4
US GDP[1]	2.1	(0.3)	(0.4)	1.8	2.2
US unemployment[4]	4.2	5.1	6.2	6.1	5.1
US HPI[5]	3.2	(3.3)	0.1	4.9	5.1
US federal funds rate	4.2	3.6	2.8	2.4	2.4

Upside 2
UK GDP[1]	1.5	2.7	3.7	2.9	2.4
UK unemployment[2]	4.7	4.3	4.0	3.9	3.8
UK HPI[3]	1.5	11.9	8.4	5.1	4.1
UK bank rate	4.2	3.1	2.3	2.3	2.6
US GDP[1]	2.1	2.8	3.1	2.8	2.8
US unemployment[4]	4.2	3.9	3.7	3.7	3.7
US HPI[5]	3.2	6.2	4.7	4.8	4.9
US federal funds rate	4.2	3.0	2.5	2.5	2.5

Upside 1
UK GDP[1]	1.5	1.9	2.6	2.2	1.9
UK unemployment[2]	4.7	4.6	4.4	4.4	4.3
UK HPI[3]	1.5	7.4	5.4	4.7	3.9
UK bank rate	4.2	3.2	2.8	2.8	3.1
US GDP[1]	2.1	2.4	2.6	2.4	2.4
US unemployment[4]	4.2	4.2	4.1	4.1	4.1
US HPI[5]	3.2	4.0	3.3	3.7	3.7
US federal funds rate	4.2	3.3	2.8	2.8	3.0
Notes
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA house price index, relative to prior year end.

Barclays Bank PLC 2025 Annual Report on Form 20-F	107
Risk review
Risk performance
Credit risk

Baseline	2024	2025	2026	2027	2028
As at 31 December 2024%		%	%	%	%
UK GDP[1]	1.0	1.4	1.5	1.6	1.5
UK unemployment[2]	4.3	4.4	4.5	4.4	4.4
UK HPI[3]	2.8	3.3	1.6	4.5	3.0
UK bank rate	5.1	4.3	4.0	4.0	3.8
US GDP[1]	2.7	2.0	2.0	2.0	2.0
US unemployment[4]	4.1	4.3	4.2	4.2	4.2
US HPI[5]	6.5	2.6	2.7	3.0	3.0
US federal funds rate	5.1	4.1	4.0	3.8	3.8

	2024	2025	2026	2027	2028
Downside 2%		%	%	%	%
UK GDP[1]	1.0	(2.3)	(1.3)	2.6	2.3
UK unemployment[2]	4.3	6.2	8.1	6.6	5.5
UK HPI[3]	2.8	(24.8)	(5.2)	10.0	14.6
UK bank rate	5.1	3.5	1.7	0.6	1.1
US GDP[1]	2.7	(1.3)	(1.3)	3.3	2.9
US unemployment[4]	4.1	5.8	7.2	6.2	5.5
US HPI[5]	6.5	(8.0)	(0.7)	5.2	4.0
US federal funds rate	5.1	2.5	0.6	0.8	1.5

	2024	2025	2026	2027	2028
Downside 1%		%	%	%	%
UK GDP[1]	1.0	(0.5)	0.1	2.1	1.9
UK unemployment[2]	4.3	5.3	6.3	5.5	5.0
UK HPI[3]	2.8	(11.6)	(1.8)	7.2	8.7
UK bank rate	5.1	3.9	2.9	2.3	2.4
US GDP[1]	2.7	0.3	0.4	2.7	2.4
US unemployment[4]	4.1	5.1	5.7	5.2	4.9
US HPI[5]	6.5	(2.7)	1.0	4.1	3.5
US federal funds rate	5.1	3.4	2.3	2.3	2.7

	2024	2025	2026	2027	2028
Upside 2%		%	%	%	%
UK GDP[1]	1.0	3.0	3.7	2.9	2.4
UK unemployment[2]	4.3	3.8	3.4	3.5	3.5
UK HPI[3]	2.8	11.9	8.4	5.1	4.1
UK bank rate	5.1	3.9	2.9	2.8	2.8
US GDP[1]	2.7	2.8	3.1	2.8	2.8
US unemployment[4]	4.1	3.8	3.5	3.5	3.5
US HPI[5]	6.5	6.2	4.7	4.8	4.9
US federal funds rate	5.1	3.7	3.3	3.1	2.8

	2024	2025	2026	2027	2028
Upside 1%		%	%	%	%
UK GDP[1]	1.0	2.2	2.6	2.2	2.0
UK unemployment[2]	4.3	4.1	4.0	4.0	4.0
UK HPI[3]	2.8	7.6	4.9	4.8	3.5
UK bank rate	5.1	4.1	3.5	3.4	3.3
US GDP[1]	2.7	2.4	2.6	2.4	2.4
US unemployment[4]	4.1	4.0	3.9	3.9	3.9
US HPI[5]	6.5	4.4	3.7	3.9	3.9
US federal funds rate	5.1	4.0	3.8	3.6	3.3
Notes
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in year end US HPI = FHFA house price index, relative to prior year end.

Barclays Bank PLC 2025 Annual Report on Form 20-F	108
Risk review
Risk performance
Credit risk

Scenario weighting (audited)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2025
Scenario weighting	14.4	27.4	38.5	12.7	7.0
As at 31 December 2024
Scenario weighting	17.4	26.8	32.5	14.7	8.6
Note
1For further details on changes to scenario weights see page 105.
Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest points relative to the start point in the 20 quarter period.

Macroeconomic variables used in the calculation of ECL (specific bases) (audited)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2025
UK GDP[2]	14.5	10.8	1.4	(0.3)	(3.5)
UK unemployment[3]	3.8	4.3	4.8	6.5	8.1
UK HPI[4]	34.6	24.9	3.0	(12.6)	(28.0)
UK bank rate[3]	2.3	2.8	3.6	4.6	4.6
US GDP[2]	14.6	12.4	2.0	(0.2)	(4.6)
US unemployment[3]	3.7	4.1	4.4	6.6	8.8
US HPI[4]	26.2	19.3	2.4	(1.5)	(8.1)
US federal funds rate[3]	2.5	2.8	3.5	4.3	4.3
As at 31 December 2024
UK GDP[2]	15.0	11.6	1.4	0.2	(2.9)
UK unemployment[3]	3.4	3.9	4.4	6.5	8.4
UK HPI[4]	36.3	25.9	3.0	(11.3)	(26.8)
UK bank rate[3]	2.8	3.3	4.2	5.3	5.3
US GDP[2]	14.9	12.8	2.2	0.4	(2.1)
US unemployment[3]	3.5	3.8	4.2	5.9	7.5
US HPI[4]	30.1	24.4	3.5	1.1	(4.0)
US federal funds rate[3]	2.8	3.3	4.2	5.3	5.3

Barclays Bank PLC 2025 Annual Report on Form 20-F	109
Risk review
Risk performance
Credit risk
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables used in the calculation of ECL (5 year averages) (audited)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2025
UK GDP[5]	2.7	2.0	1.4	0.9	0.3
UK unemployment[6]	4.1	4.5	4.8	5.5	6.2
UK HPI[7]	6.1	4.5	3.0	0.6	(2.0)
UK bank rate[6]	2.9	3.2	3.6	2.7	1.7
US GDP[5]	2.7	2.4	2.0	1.1	0.1
US unemployment[6]	3.9	4.1	4.4	5.4	6.3
US HPI[7]	4.8	3.6	2.4	1.9	1.5
US federal funds rate[6]	2.9	3.2	3.5	3.1	2.5
As at 31 December 2024
UK GDP[5]	2.6	2.0	1.4	0.9	0.5
UK unemployment[6]	3.7	4.0	4.4	5.3	6.1
UK HPI[7]	6.4	4.7	3.0	0.8	(1.6)
UK bank rate[6]	3.5	3.9	4.2	3.3	2.4
US GDP[5]	2.9	2.5	2.2	1.7	1.2
US unemployment[6]	3.7	3.9	4.2	5.0	5.8
US HPI[7]	5.4	4.5	3.5	2.4	1.2
US federal funds rate[6]	3.6	4.0	4.2	3.2	2.1
Notes
1    UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI (31.12.24) = Halifax All Houses,
All Buyers Index; UK HPI (31.12.25) = Halifax HPI Meth2 All Houses, All Buyers index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index. 20 quarter period starts from Q125 (2024: Q124).
2  Maximum growth relative to Q424 (2024: Q423), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline;
minimum growth relative to Q424 (2024: Q423), based on 20 quarter period in Downside scenarios.
3    Lowest quarter in Upside scenarios; 5-year average in Baseline; highest quarter in Downside scenarios. Period based on 20 quarters from Q125
(2024: Q124).
4    Maximum growth relative to Q424 (2024: Q423), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline;
minimum growth relative to Q424 (2024: Q423), based on 20 quarter period in Downside scenarios.
5    5-year yearly average CAGR, starting 2024 (2024: 2023).
6    5-year average. Period based on 20 quarters from Q125 (2024: Q124).
7    5-year quarter end CAGR, starting Q424 (2024: Q423).

Barclays Bank PLC 2025 Annual Report on Form 20-F	110
Risk review
Risk performance
Credit risk
The graphs below plot the historical data for the quarterly, year on year GDP growth rate (Q v Q-4) and the quarterly unemployment rate in the UK and US as well as the forecasted data under each of the five scenarios.

UK GDP (%)

US GDP (%)

UK unemployment (%)

10
8
6
4
2
0
2023
2025
2027
2029
2031
2033
U2
U1
BL
D1
D2

US unemployment (%)
GDP growth based on year on year growth each quarter
(Q/(Q-4))

Barclays Bank PLC 2025 Annual Report on Form 20-F	111
Risk review
Risk performance
Credit risk
ECL sensitivity analysis (audited)
The table below shows the modelled ECL assuming each of the five modelled scenarios are 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios.
Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in other disclosures.

Barclays Bank Group (audited)	Scenarios
As at 31 December 2025	Weighted[1]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Retail mortgages	13	13	13	13	13	13
Retail credit cards[2]	41,195	40,997	41,089	41,197	41,419	41,583
Retail other	—	—	—	—	—	—
Corporate loans[2]	201,622	202,562	202,203	201,950	200,869	197,068
Stage 1 Model ECL (£m)
Retail mortgages	—	—	—	—	—	—
Retail credit cards[2]	448	420	434	450	475	500
Retail other	—	—	—	—	—	—
Corporate loans[2]	197	172	180	188	233	280
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	1.1	1.0	1.1	1.1	1.1	1.2
Retail other	—	—	—	—	—	—
Corporate loans	0.1	0.1	0.1	0.1	0.1	0.1
Stage 2 Model exposure (£m)
Retail mortgages	1	1	1	1	1	1
Retail credit cards[2]	3,513	3,392	3,455	3,504	3,634	3,837
Retail other	—	—	—	—	—	—
Corporate loans[2]	15,180	14,097	14,510	14,869	16,082	20,024
Stage 2 Model ECL (£m)
Retail mortgages	—	—	—	—	—	—
Retail credit cards[2]	871	809	840	868	936	1,029
Retail other	—	—	—	—	—	—
Corporate loans[2]	410	331	356	387	521	771
Stage 2 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	24.8	23.9	24.3	24.8	25.8	26.8
Retail other	—	—	—	—	—	—
Corporate loans	2.7	2.3	2.5	2.6	3.2	3.9
Stage 3 Model exposure (£m)[3]
Retail mortgages	15	15	15	15	15	15
Retail credit cards[2]	1,975	1,975	1,975	1,975	1,975	1,975
Retail other	—	—	—	—	—	—
Corporate loans[2]	35	35	35	35	35	35
Stage 3 Model ECL (£m)
Retail mortgages	2	1	1	2	2	2
Retail credit cards[2]	1,498	1,455	1,479	1,503	1,534	1,563
Retail other	—	—	—	—	—	—
Corporate loans[2,4]	25	25	25	25	25	25
Stage 3 Coverage (%)
Retail mortgages	13.3	6.7	6.7	13.3	13.3	13.3
Retail credit cards	75.8	73.7	74.9	76.1	77.7	79.1
Retail other	—	—	—	—	—	—
Corporate loans[4]	71.4	71.4	71.4	71.4	71.4	71.4
Total Model ECL (£m)
Retail mortgages	2	1	1	2	2	2
Retail credit cards[2]	2,817	2,684	2,753	2,821	2,945	3,092
Retail other	—	—	—	—	—	—
Corporate loans[2,4]	632	528	561	600	779	1,076
Total Model ECL	3,451	3,213	3,315	3,423	3,726	4,170

Barclays Bank PLC 2025 Annual Report on Form 20-F	112
Risk review
Risk performance
Credit risk

Reconciliation to total ECL	£m
Total weighted model ECL	3,451
ECL from individually assessed exposures[4]	538
ECL from benchmarked exposures and others	63
ECL from debt securities at amortised cost	19
ECL from held for sale assets (co-branded card portfolio)	(235)
ECL from post model management adjustments	198
Of which: ECL from economic uncertainty adjustments	80
Total ECL	4,034
Notes
1.Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for Barclays reported impairment allowance. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
2.Model exposure and ECL reported within Retail credit cards and Corporate loans continue to include a co-branded card portfolio in USCB, classified as assets held for sale.
3.Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 31 December 2025 and not on the macroeconomic scenario.
4.Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £538m is reported as an individually assessed impairment in the reconciliation table.
The use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 0.8%.
Retail mortgages: Total weighted ECL of £2m is aligned to the Baseline ECL (£2m).
Retail credit cards: Total weighted ECL of £2,817m is broadly aligned to the Baseline ECL (£2,821m). Total ECL increases to
£3,092m under the Downside 2 scenario, driven by an increase in US unemployment rate.
Corporate loans: Total weighted ECL of £632m represents a 5.3% increase over the Baseline ECL (£600m). Total ECL increases to £1,076m under the Downside 2 scenario, primarily driven by a decrease in US GDP.

Barclays Bank PLC 2025 Annual Report on Form 20-F	113
Risk review
Risk performance
Credit risk

Barclays Bank Group (audited)	Scenarios[1]
As at 31 December 2024	Weighted[2]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model exposure (£m)
Retail mortgages	9	9	9	9	9	9
Retail credit cards	45,377	45,328	45,352	45,377	45,429	45,462
Retail other	—	—	—	—	—	—
Corporate loans	193,873	194,752	194,413	194,151	193,208	189,985
Stage 1 Model ECL (£m)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	422	410	417	423	431	438
Retail other	—	—	—	—	—	—
Corporate loans	237	206	215	226	272	318
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.9	0.9	0.9	0.9	0.9	1.0
Retail other	—	—	—	—	—	—
Corporate loans	0.1	0.1	0.1	0.1	0.1	0.2
Stage 2 Model exposure (£m)
Retail mortgages	3	3	3	3	3	3
Retail credit cards	4,591	4,516	4,554	4,590	4,660	4,752
Retail other	—	—	—	—	—	—
Corporate loans	17,769	16,740	17,134	17,508	18,576	21,956
Stage 2 Model ECL (£m)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	1,024	976	999	1,023	1,070	1,127
Retail other	—	—	—	—	—	—
Corporate loans	464	373	404	439	569	813
Stage 2 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	22.3	21.6	21.9	22.3	23.0	23.7
Retail other	—	—	—	—	—	—
Corporate loans	2.6	2.2	2.4	2.5	3.1	3.7
Stage 3 Model exposure (£m)[3]
Retail mortgages	25	25	25	25	25	25
Retail credit cards	2,005	2,005	2,005	2,005	2,005	2,005
Retail other	—	—	—	—	—	—
Corporate loans	34	34	34	34	34	34
Stage 3 Model ECL (£m)
Retail mortgages	5	4	5	5	5	5
Retail credit cards	1,535	1,496	1,517	1,537	1,570	1,598
Retail other	—	—	—	—	—	—
Corporate loans[4]	25	25	25	25	25	25
Stage 3 Coverage (%)
Retail mortgages	20.0	16.0	20.0	20.0	20.0	20.0
Retail credit cards	76.6	74.6	75.7	76.7	78.3	79.7
Retail other	—	—	—	—	—	—
Corporate loans[4]	73.5	73.5	73.5	73.5	73.5	73.5
Total Model ECL (£m)
Retail mortgages	5	4	5	5	5	5
Retail credit cards	2,981	2,882	2,933	2,983	3,071	3,163
Retail other	—	—	—	—	—	—
Corporate loans[4]	726	604	644	690	866	1,156
Total Model ECL	3,712	3,490	3,582	3,678	3,942	4,324

Barclays Bank PLC 2025 Annual Report on Form 20-F	114
Risk review
Risk performance
Credit risk

Reconciliation to total ECL	£m
Total weighted model ECL	3,712
ECL from individually assessed exposures[4]	329
ECL from benchmarked exposures and others	103
ECL from debt securities at amortised cost	20
ECL from held for sale assets (co-branded card portfolio)	(282)
ECL from post model management adjustments[5]	(22)
Of which: ECL from economic uncertainty adjustments	—
Total ECL	3,860
Notes
1.Model exposure and ECL reported within Retail credit cards and Retail Other excludes the German consumer finance business, sale of which completed after the balance sheet date. Model exposure and ECL reported within Retail credit cards and Corporate loans continue to include a co-branded card portfolio, as the sale is expected to close in 2026.
2.Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for
Barclays reported impairment allowance. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
3.Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 31 December 2024 and not on the macroeconomic scenario.
4.Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £329m is reported as an individually assessed impairment in the reconciliation table.
5.Includes negative operational management adjustments.

Barclays Bank PLC 2025 Annual Report on Form 20-F	115
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
The following table presents an industry credit risk concentration analysis of loans and advances at amortised cost net of impairment allowance including breakdown by geographical location of the counterparty or customers. Further includes debt securities at amortised cost, off-balance sheet commitments and financial guarantees and contingent liabilities at amortised cost by geography.
Further detail on the Barclays Bank Group's policies with regard to managing concentration risk is presented in the Barclays
Bank PLC Pillar 3 Report 2025 (unaudited).

Barclays Bank PLC 2025 Annual Report on Form 20-F	116
Risk review
Risk performance
Credit risk
Credit risk concentration by Industry and Geography (audited)

Loans and advances at amortised cost net of impairment allowance
Industry	Geography
	United Kingdom	Americas	Europe	Others	Total
Barclays Bank Group
As at 31 December 2025	£m	£m	£m	£m	£m
Agriculture, Food and Forest Products	61	—	74	—	135
Mining and Quarrying	679	357	221	8	1,265
Manufacturing	3,500	1,150	760	361	5,771
Government and central bank	156	—	118	478	752
Banks	1,151	3,435	1,719	2,731	9,036
Energy and water	2,176	1,068	294	324	3,862
Materials and Building	13,376	2,414	397	365	16,552
Wholesale and retail distribution and leisure	6,085	675	251	509	7,520
Transport and storage	693	344	205	125	1,367
Home Loans	2,948	116	832	1,056	4,952
Business and other services	12,163	5,610	4,024	1,405	23,202
Other Financial Institutions	9,482	30,760	8,630	2,845	51,717
Cards, unsecured loans and other personal lending	1,404	20,942	1,409	900	24,655
Total loans and advances at amortised cost	53,874	66,871	18,934	11,107	150,786
Debt securities at amortised cost	18,176	18,854	17,250	873	55,153
Total loans and advances at amortised cost including debt	72,050	85,725	36,184	11,980	205,939
Contingent liabilities	6,780	12,320	5,084	1,544	25,728
Loan commitments	49,003	239,882	35,550	9,661	334,096
Total off-balance sheet[1]	55,783	252,202	40,634	11,205	359,824

As at 31 December 2024
Agriculture, Food and Forest Products	112	—	—	—	112
Mining and Quarrying	506	709	189	—	1,404
Manufacturing	3,168	1,418	828	349	5,763
Government and central bank	220	—	2	342	564
Banks	1,212	3,573	1,286	2,707	8,778
Energy and water	2,067	401	203	287	2,958
Materials and Building	11,255	2,815	399	218	14,687
Wholesale and retail distribution and leisure	5,931	831	294	616	7,672
Transport and storage	519	421	300	96	1,336
Home Loans	3,079	110	899	868	4,956
Business and other services	11,846	5,196	3,646	1,031	21,719
Other Financial Institutions	10,655	30,788	7,226	2,542	51,211
Cards, unsecured loans and other personal lending	1,826	20,081	993	767	23,667
Total loans and advances at amortised cost	52,396	66,343	16,265	9,823	144,827
Debt securities at amortised cost	15,822	18,062	15,123	1,220	50,227
Total loans and advances at amortised cost including debt	68,218	84,405	31,388	11,043	195,054
Contingent liabilities	6,442	10,742	5,514	2,879	25,577
Loan commitments	46,590	243,612	39,864	8,361	338,427
Total off-balance sheet[1]	53,032	254,354	45,378	11,240	364,004
Note
1The Off-balance sheet contingent liabilities and loan commitments excludes the fair value balance of £22,197m in 2025 (2024: £16,338m) and includes exposures relating to financial assets classified as assets held for sale.

Barclays Bank PLC 2025 Annual Report on Form 20-F	117
Risk review
Risk performance
Credit risk
Approach to management and representation of credit quality
Asset credit quality
The credit quality distribution is based on the IFRS 9 12 month probability of default (PD) at the reporting date to ensure comparability with other ECL disclosures in Expected Credit Losses section on pages 93 to 114. The Barclays Bank Group uses the following internal measures to determine credit quality for loans:

PD Range %	Internal DG Band	Default Probability			Credit Quality description	Moody’s	Standard and Poor’s
		>Min	Mid	<=Max
0.00 to < 0.15	1	0.00%	0.01%	0.02%	Strong	Aaa, Aa1, Aa2	AAA, AA+, AA, AA-
	2	0.02%	0.03%	0.03%		Aa3	AA-
	3	0.03%	0.04%	0.05%		A1, A2, A3	A+, A
	4	0.05%	0.08%	0.10%		A1, A2, A3	A-
	5	0.10%	0.13%	0.15%		Baa1	BBB+
0.15 to < 0.25	6	0.15%	0.18%	0.20%	Strong	Baa2	BBB
	7	0.20%	0.23%	0.25%		Baa2	BBB-
0.25 to < 0.50	8	0.25%	0.28%	0.30%	Strong	Baa3	BBB-
	9	0.30%	0.35%	0.40%		Baa3	BB+
	10	0.40%	0.45%	0.50%		Ba1	BB+
0.50 to < 0.75	11	0.50%	0.55%	0.60%	Strong	Ba1	BB
	12	0.60%	0.68%	0.75%	Satisfactory	Ba2	BB
0.75 to < 2.50	12	0.75%	0.98%	1.20%	Satisfactory	Ba2, Ba3	BB, BB-
	13	1.20%	1.38%	1.55%		Ba3	BB-
	14	1.55%	1.85%	2.15%		B1	B+
	15	2.15%	2.33%	2.50%		B1, B2	B+
2.50 to < 10.00	15	2.50%	2.78%	3.05%	Satisfactory	B1, B2	B+
	16	3.05%	3.75%	4.45%		B2	B
	17	4.45%	5.40%	6.35%		B3	B
	18	6.35%	7.50%	8.65%		B3, Caa1	B-
	19	8.65%	9.33%	10.00%		Caa2	B-
10.00 to < 100.00	19	10.00%	10.68%	11.35%	Satisfactory	Caa2	B-
	20	11.35%	15.00%	18.65%	Higher Risk	Caa2	CCC+
	21	18.65%	30.00%	99.99%	Higher Risk	Caa3, Ca, C	CCC, CCC- , CC, C
100.00 (Default)	22	100%	100%	100%	Credit Impaired	D	D
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
Debt securities
For assets held at fair value, the carrying value on the balance sheet will include, among other things, the credit risk of the issuer. Most listed and some unlisted securities are rated by external rating agencies. The Barclays Bank Group mainly uses external credit ratings provided by Standard & Poor’s, Fitch or Moody’s. Where such ratings are not available or are not current, the Barclays Bank Group will use its own internal ratings for the securities.

Barclays Bank PLC 2025 Annual Report on Form 20-F	118
Risk review
Risk performance
Credit risk
Balance sheet credit quality
The following tables present the credit quality of Barclays Bank Group assets exposed to credit risk.
Overview
As at 31 December 2025, the ratio of the Barclays Bank Group’s on-balance sheet assets classified as strong (0.0 < 0.60%) at
87% (2024: 85%) of total assets exposed to credit risk.

Balance sheet credit quality (audited)
	PD Range				PD Range
Barclays Bank Group	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total
As at 31 December 2025	£m	£m	£m	£m	%	%	%	%
Cash and balances at central banks	208,544	—	—	208,544	100	—	—	100
Cash collateral and settlement balances	111,541	12,970	8	124,519	90	10	—	100
Loans and advances at amortised cost
Retail mortgages	4,662	138	152	4,952	94	3	3	100
Retail credit cards	5,933	13,141	1,453	20,527	29	64	7	100
Retail other	3,605	424	99	4,128	88	10	2	100
Corporate loans	98,665	19,129	3,385	121,179	81	16	3	100
Total loans and advances at amortised cost	112,865	32,832	5,089	150,786	75	22	3	100
Debt securities at amortised cost	54,760	333	60	55,153	99	1	—	100
Reverse repurchase agreements and other similar secured lending	15,712	1,950	—	17,662	89	11	—	100
Trading portfolio assets:
Debt securities	79,405	14,144	491	94,040	84	15	1	100
Traded loans	5,339	5,241	1,669	12,249	43	43	14	100
Total trading portfolio assets	84,744	19,385	2,160	106,289	80	18	2	100
Financial assets at fair value through the income statement:
Loans and advances	26,317	20,026	542	46,885	56	43	1	100
Debt securities	1,937	930	254	3,121	62	30	8	100
Reverse repurchase agreements	96,968	35,131	501	132,600	73	27	—	100
Other financial assets	41	19	—	60	68	32	—	100
Total financial assets at fair value through the income statement	125,263	56,106	1,297	182,666	68	31	1	100
Derivative financial instruments	237,139	14,617	436	252,192	94	6	—	100
Financial assets at fair value through other comprehensive income	42,756	62	—	42,818	100	—	—	100
Other assets	566	56	2	624	91	9	—	100
Assets held for sale	2,461	3,130	210	5,801	42	54	4	100
Total on-balance sheet	996,351	141,441	9,262	1,147,054	87	12	1	100

Barclays Bank PLC 2025 Annual Report on Form 20-F	119
Risk review
Risk performance
Credit risk

Balance sheet credit quality (audited)
	PD Range				PD Range
Barclays Bank Group	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total	0.0 to <0.60%	0.60 to <11.35%	11.35% to 100%	Total
As at 31 December 2024	£m	£m	£m	£m	%	%	%	%
Cash and balances at central banks	180,365	—	—	180,365	100	—	—	100
Cash collateral and settlement balances	98,590	15,371	26	113,987	87	13	—	100
Loans and advances at amortised cost
Retail mortgages	4,524	153	279	4,956	91	3	6	100
Retail credit cards	7,488	11,063	1,198	19,749	38	56	6	100
Retail other	3,217	503	198	3,918	82	13	5	100
Corporate loans	93,324	19,893	2,987	116,204	80	17	3	100
Total loans and advances at amortised cost	108,553	31,612	4,662	144,827	75	22	3	100
Debt securities at amortised cost	49,888	339	—	50,227	99	1	—	100
Reverse repurchase agreements and other similar secured lending	1,625	1,768	—	3,393	48	52	—	100
Trading portfolio assets:
Debt securities	65,785	11,478	542	77,805	84	15	1	100
Traded loans	2,543	7,442	3,485	13,470	19	55	26	100
Total trading portfolio assets	68,328	18,920	4,027	91,275	75	21	4	100
Financial assets at fair value through the income statement:
Loans and advances	24,252	19,357	573	44,182	55	44	1	100
Debt securities	1,722	1,156	53	2,931	59	39	2	100
Reverse repurchase agreements	103,589	37,565	637	141,791	73	27	—	100
Other financial assets	63	22	—	85	74	26	—	100
Total financial assets at fair value through the income statement	129,626	58,100	1,263	188,989	68	31	1	100
Derivative financial instruments	274,058	18,104	194	292,356	94	6	—	100
Financial assets at fair value through other comprehensive income	50,960	50	—	51,010	100	—	—	100
Other assets	594	68	3	665	90	10	—	100
Assets held for sale	1,178	8,235	131	9,544	12	87	1	100
Total on-balance sheet	963,765	152,567	10,306	1,126,638	85	14	1	100

Barclays Bank PLC 2025 Annual Report on Form 20-F	120
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
IFRS 9 Stage 1 and Stage 2 classification is not dependent solely on the absolute probability of default but on elements that determine a significant increase in credit risk, including relative movement in probability of default since initial recognition.
There is therefore no direct relationship between credit quality and IFRS 9 stage classification.

Credit risk profile by internal PD grade for retail mortgages (audited)
As at 31 December 2025			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	—	—	—	—	—	—	—	—	—	—
6-8	0.15 to <0.30%	Strong	7	—	—	7	—	—	—	—	7	—
9-11	0.30 to <0.60%	Strong	4,664	—	—	4,664	9	—	—	9	4,655	0.2
12-14	0.60 to <2.15%	Satisfactory	2	1	—	3	—	—	—	—	3	—
15-19	2.15 to <11.35%	Satisfactory	1	134	—	135	—	—	—	—	135	—
20-21	11.35 to <100%	Higher Risk	—	1	—	1	—	—	—	—	1	—
22	100%	Credit Impaired	—	—	175	175	—	—	24	24	151	13.7
Total			4,674	136	175	4,985	9	—	24	33	4,952	0.7

Credit risk profile by internal PD grade for retail credit cards[3] (audited)
As at 31 December 2025			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	1,216	37	—	1,253	40	23	—	63	1,190	5.0
4-5	0.05 to <0.15%	Strong	580	—	—	580	1	—	—	1	579	0.2
6-8	0.15 to <0.30%	Strong	1,468	—	—	1,468	3	—	—	3	1,465	0.2
9-11	0.30 to <0.60%	Strong	2,710	1	—	2,711	12	—	—	12	2,699	0.4
12-14	0.60 to <2.15%	Satisfactory	6,091	42	—	6,133	74	4	—	78	6,055	1.3
15-19	2.15 to <11.35%	Satisfactory	6,414	1,099	—	7,513	231	196	—	427	7,086	5.7
20-21	11.35 to <100%	Higher Risk	322	1,357	—	1,679	34	573	—	607	1,072	36.2
22	100%	Credit Impaired	—	—	1,776	1,776	—	—	1,395	1,395	381	78.5
Total			18,801	2,536	1,776	23,113	395	796	1,395	2,586	20,527	11.2

Credit risk profile by internal PD grade for retail other (audited)
As at 31 December 2025			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	12	—	—	12	—	—	—	—	12	—
6-8	0.15 to <0.30%	Strong	33	—	—	33	—	—	—	—	33	—
9-11	0.30 to <0.60%	Strong	3,564	—	—	3,564	4	—	—	4	3,560	0.1
12-14	0.60 to <2.15%	Satisfactory	109	2	—	111	2	—	—	2	109	1.8
15-19	2.15 to <11.35%	Satisfactory	69	249	—	318	1	2	—	3	315	0.9
20-21	11.35 to <100%	Higher Risk	1	14	—	15	—	3	—	3	12	20.0
22	100%	Credit Impaired	—	—	107	107	—	—	20	20	87	18.7
Total			3,788	265	107	4,160	7	5	20	32	4,128	0.8

Barclays Bank PLC 2025 Annual Report on Form 20-F	121
Risk review
Risk performance
Credit risk

Credit risk profile by internal PD grade for corporate loans[3] (audited)
As at 31 December 2025			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	43,832	403	—	44,235	4	5	—	9	44,226	—
4-5	0.05 to <0.15%	Strong	23,738	40	—	23,778	6	—	—	6	23,772	—
6-8	0.15 to <0.30%	Strong	13,854	394	—	14,248	12	4	—	16	14,232	0.1
9-11	0.30 to <0.60%	Strong	15,915	551	—	16,466	27	1	—	28	16,438	0.2
12-14	0.60 to <2.15%	Satisfactory	12,160	2,725	—	14,885	47	30	—	77	14,808	0.5
15-19	2.15 to <11.35%	Satisfactory	2,020	2,411	—	4,431	40	70	—	110	4,321	2.5
20-21	11.35 to <100%	Higher Risk	110	1,632	—	1,742	5	125	—	130	1,612	7.5
22	100%	Credit Impaired	—	—	2,360	2,360	—	—	590	590	1,770	25.0
Total			111,629	8,156	2,360	122,145	141	235	590	966	121,179	0.8

Credit risk profile by internal PD grade for loans and advances at amortised cost[3] (audited)
As at 31 December 2025			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	45,048	440	—	45,488	44	28	—	72	45,416	0.2
4-5	0.05 to <0.15%	Strong	24,330	40	—	24,370	7	—	—	7	24,363	—
6-8	0.15 to <0.30%	Strong	15,362	394	—	15,756	15	4	—	19	15,737	0.1
9-11	0.30 to <0.60%	Strong	26,853	552	—	27,405	52	1	—	53	27,352	0.2
12-14	0.60 to <2.15%	Satisfactory	18,362	2,770	—	21,132	123	34	—	157	20,975	0.7
15-19	2.15 to <11.35%	Satisfactory	8,504	3,893	—	12,397	272	268	—	540	11,857	4.4
20-21	11.35 to <100%	Higher Risk	433	3,004	—	3,437	39	701	—	740	2,697	21.5
22	100%	Credit Impaired	—	—	4,418	4,418	—	—	2,029	2,029	2,389	45.9
Total			138,892	11,093	4,418	154,403	552	1,036	2,029	3,617	150,786	2.3

Credit risk profile by internal PD grade for retail mortgages (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	4	—	—	4	—	—	—	—	4	—
6-8	0.15 to <0.30%	Strong	2	—	—	2	—	—	—	—	2	—
9-11	0.30 to <0.60%	Strong	4,526	—	—	4,526	8	—	—	8	4,518	0.2
12-14	0.60 to <2.15%	Satisfactory	4	1	—	5	—	—	—	—	5	—
15-19	2.15 to <11.35%	Satisfactory	1	148	—	149	—	1	—	1	148	0.7
20-21	11.35 to <100%	Higher Risk	—	1	—	1	—	—	—	—	1	—
22	100%	Credit Impaired	—	—	310	310	—	—	32	32	278	10.3
Total			4,537	150	310	4,997	8	1	32	41	4,956	0.8

Barclays Bank PLC 2025 Annual Report on Form 20-F	122
Risk review
Risk performance
Credit risk

Credit risk profile by internal PD grade for retail credit cards[3] (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	1	—	—	1	—	—	—	—	1	—
4-5	0.05 to <0.15%	Strong	565	—	—	565	1	—	—	1	564	0.2
6-8	0.15 to <0.30%	Strong	2,562	2	—	2,564	7	—	—	7	2,557	0.3
9-11	0.30 to <0.60%	Strong	4,384	4	—	4,388	22	—	—	22	4,366	0.5
12-14	0.60 to <2.15%	Satisfactory	2,905	117	—	3,022	37	9	—	46	2,976	1.5
15-19	2.15 to <11.35%	Satisfactory	7,018	1,578	—	8,596	242	267	—	509	8,087	5.9
20-21	11.35 to <100%	Higher Risk	194	1,252	—	1,446	25	531	—	556	890	38.5
22	100%	Credit Impaired	—	—	1,724	1,724	—	—	1,416	1,416	308	82.1
Total			17,629	2,953	1,724	22,306	334	807	1,416	2,557	19,749	11.5

Credit risk profile by internal PD grade for retail other (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	6	—	—	6	—	—	—	—	6	—
6-8	0.15 to <0.30%	Strong	17	—	—	17	—	—	—	—	17	—
9-11	0.30 to <0.60%	Strong	3,199	—	—	3,199	5	—	—	5	3,194	0.2
12-14	0.60 to <2.15%	Satisfactory	65	1	—	66	—	—	—	—	66	—
15-19	2.15 to <11.35%	Satisfactory	41	396	—	437	—	—	—	—	437	—
20-21	11.35 to <100%	Higher Risk	1	7	—	8	—	1	—	1	7	12.5
22	100%	Credit Impaired	—	—	216	216	—	—	25	25	191	11.6
Total			3,329	404	216	3,949	5	1	25	31	3,918	0.8

Credit risk profile by internal PD grade for corporate loans[3] (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grade	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	43,318	122	3	43,443	4	—	2	6	43,437	—
4-5	0.05 to <0.15%	Strong	21,947	145	—	22,092	8	—	—	8	22,084	—
6-8	0.15 to <0.30%	Strong	11,392	566	—	11,958	8	2	—	10	11,948	0.1
9-11	0.30 to <0.60%	Strong	15,549	326	—	15,875	18	2	—	20	15,855	0.1
12-14	0.60 to <2.15%	Satisfactory	12,017	2,988	—	15,005	49	20	—	69	14,936	0.5
15-19	2.15 to <11.35%	Satisfactory	2,854	2,243	—	5,097	50	90	—	140	4,957	2.7
20-21	11.35 to <100%	Higher Risk	117	1,757	—	1,874	7	140	—	147	1,727	7.8
22	100%	Credit Impaired	—	—	1,651	1,651	—	—	391	391	1,260	23.7
Total			107,194	8,147	1,654	116,995	144	254	393	791	116,204	0.7

Barclays Bank PLC 2025 Annual Report on Form 20-F	123
Risk review
Risk performance
Credit risk

Credit risk profile by internal PD grade for loans and advances at amortised cost[3] (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grade	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	43,319	122	3	43,444	4	—	2	6	43,438	—
4-5	0.05 to <0.15%	Strong	22,522	145	—	22,667	9	—	—	9	22,658	—
6-8	0.15 to <0.30%	Strong	13,973	568	—	14,541	15	2	—	17	14,524	0.1
9-11	0.30 to <0.60%	Strong	27,658	330	—	27,988	53	2	—	55	27,933	0.2
12-14	0.60 to <2.15%	Satisfactory	14,991	3,107	—	18,098	86	29	—	115	17,983	0.6
15-19	2.15 to <11.35%	Satisfactory	9,914	4,365	—	14,279	292	358	—	650	13,629	4.6
20-21	11.35 to <100%	Higher Risk	312	3,017	—	3,329	32	672	—	704	2,625	21.1
22	100%	Credit Impaired	—	—	3,901	3,901	—	—	1,864	1,864	2,037	47.8
Total			132,689	11,654	3,904	148,247	491	1,063	1,866	3,420	144,827	2.3

Credit risk profile by internal PD grade for contingent liabilities[1] (audited)
As at 31 December 2025			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
Grade	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	10,096	—	—	10,096	1	—	—	1	10,095	—
4-5	0.05 to <0.15%	Strong	3,920	178	—	4,098	2	—	—	2	4,096	—
6-8	0.15 to <0.30%	Strong	3,645	5	—	3,650	2	—	—	2	3,648	0.1
9-11	0.30 to <0.60%	Strong	2,025	92	—	2,117	3	—	—	3	2,114	0.1
12-14	0.60 to <2.15%	Satisfactory	2,773	230	—	3,003	12	3	—	15	2,988	0.5
15-19	2.15 to <11.35%	Satisfactory	1,163	690	—	1,853	15	16	—	31	1,822	1.7
20-21	11.35 to <100%	Higher Risk	85	710	—	795	1	83	—	84	711	10.6
22	100%	Credit Impaired	—	—	116	116	—	—	23	23	93	19.8
Total			23,707	1,905	116	25,728	36	102	23	161	25,567	0.6

Credit risk profile by internal PD grade for contingent liabilities[1] (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	9,351	310	—	9,661	1	1	—	2	9,659	—
4-5	0.05 to <0.15%	Strong	4,934	—	—	4,934	2	—	—	2	4,932	—
6-8	0.15 to <0.30%	Strong	2,717	391	—	3,108	2	—	—	2	3,106	0.1
9-11	0.30 to <0.60%	Strong	2,177	119	—	2,296	4	—	—	4	2,292	0.2
12-14	0.60 to <2.15%	Satisfactory	2,309	563	—	2,872	12	7	—	19	2,853	0.7
15-19	2.15 to <11.35%	Satisfactory	730	937	—	1,667	21	36	—	57	1,610	3.4
20-21	11.35 to <100%	Higher Risk	29	515	—	544	—	82	—	82	462	15.1
22	100%	Credit Impaired	—	—	495	495	—	—	16	16	479	3.2
Total			22,247	2,835	495	25,577	42	126	16	184	25,393	0.7

Barclays Bank PLC 2025 Annual Report on Form 20-F	124
Risk review
Risk performance
Credit risk

Credit risk profile by internal PD grade for loan commitments[1,2] (audited)
As at 31 December 2025			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to < 0.05%	Strong	90,723	204	—	90,927	4	—	—	4	90,923	—
4-5	0.05 to < 0.15%	Strong	75,414	776	—	76,190	6	—	—	6	76,184	—
6-8	0.15 to < 0.30%	Strong	50,189	656	—	50,845	6	—	—	6	50,839	—
9-11	0.30 to < 0.60%	Strong	49,560	494	—	50,054	7	—	—	7	50,047	—
12-14	0.60 to < 2.15%	Satisfactory	41,798	2,402	—	44,200	34	27	—	61	44,139	0.1
15-19	2.15 to < 11.35%	Satisfactory	12,874	4,418	—	17,292	35	40	—	75	17,217	0.4
20-21	11.35 to < 100%	Higher Risk	560	3,463	—	4,023	3	65	—	68	3,955	1.7
22	100%	Credit Impaired	—	—	565	565	—	—	10	10	555	1.8
Total			321,118	12,413	565	334,096	95	132	10	237	333,859	0.1

Credit risk profile by internal PD grade for loan commitments[1,2] (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to < 0.05%	Strong	86,137	320	—	86,457	3	—	—	3	86,454	—
4-5	0.05 to < 0.15%	Strong	68,407	93	—	68,500	8	—	—	8	68,492	—
6-8	0.15 to < 0.30%	Strong	56,893	951	—	57,844	12	1	—	13	57,831	—
9-11	0.30 to < 0.60%	Strong	54,576	736	—	55,312	19	1	—	20	55,292	—
12-14	0.60 to < 2.15%	Satisfactory	45,417	2,710	—	48,127	31	11	—	42	48,085	0.1
15-19	2.15 to < 11.35%	Satisfactory	11,878	5,779	—	17,657	39	45	—	84	17,573	0.5
20-21	11.35 to < 100%	Higher Risk	643	3,406	—	4,049	1	56	—	57	3,992	1.4
22	100%	Credit Impaired	—	—	481	481	—	—	9	9	472	1.9
Total			323,951	13,995	481	338,427	113	114	9	236	338,191	0.1
Notes
1Excludes loan commitments and financial guarantees carried at fair value of £22.2bn (2024: £16.3bn) for Barclays Bank Group.
2Reported loan commitments also include exposures relating to financial assets classified as assets held for sale.
3Exposures reported within Retail credit card and Corporate loans does not include a co-branded card portfolio which is classified as assets held for sale.

Barclays Bank PLC 2025 Annual Report on Form 20-F	125
Risk review
Risk performance
Credit risk
Analysis of specific portfolios and asset types
Retail Credit Cards and Retail Other
The principal portfolios listed below accounted for 85% (2024: 85%) of Barclays Bank Group’s total retail credit cards and retail other.

Principal portfolios
	Gross Exposure	30 Day Arrears, excluding recoveries book	90 Day Arrears, excluding recoveries book	Annualised Gross Write-off Rates	Annualised Net Write-off Rates
	£m	%	%	%	%
As at 31 December 2025
US cards[1]	29,100	3.0	1.6	3.4	3.2
As at 31 December 2024
US cards[1]	28,548	3.0	1.6	3.8	3.7
Note
1  Includes a co-branded card portfolio in USCB, classified as held for sale (see table below).

Portfolios - held for sale
	Gross Exposure	30 Day Arrears, excluding recoveries book	90 Day Arrears, excluding recoveries book	Annualised Gross Write-off Rates	Annualised Net Write-off Rates
	£m	%	%	%	%
As at 31 December 2025
Barclays US Consumer Bank	5,988	1.8	0.9	2.1	1.9
As at 31 December 2024
Barclays US Consumer Bank	6,241	1.3	0.5	2.0	2.0
Head Office - German consumer finance business	3,733	1.8	0.9	1.3	1.2
US cards: 30 day and 90 day arrears rates remained flat at 3.0% (2024: 3.0%) and 1.6% (2024: 1.6%) respectively. Gross and net write off rates reduced to  3.4% (2024: 3.8%) and 3.2% (2024: 3.7%) respectively reflecting lower default volumes and stable recovery performance.

Barclays Bank PLC 2025 Annual Report on Form 20-F	126
Risk review
Risk performance
Credit risk
Assets held for sale
This section presents a co-branded card portfolio in USCB classified as assets held for sale. Further, the sale of the German consumer finance business was completed in Q125.
For further details on assets held for sale, see Note 39 to the financial statements.
Loans and advances by product

Loans and advances to customers classified as assets held for sale (audited)
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31 December 2025	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	5,468	65	1.2	466	124	26.6	54	44	81.5	5,988	233	3.9
Retail credit cards - Germany	—	—	—	—	—	—	—	—	—	—	—	—
Retail other - Germany	—	—	—	—	—	—	—	—	—	—	—	—
Corporate loans - US	43	1	2.3	6	2	33.3	—	—	—	49	3	6.1
Total	5,511	66	1.2	472	126	26.7	54	44	81.5	6,037	236	3.9

As at 31 December 2024
Retail credit cards - US	5,495	64	1.2	689	161	23.4	57	46	80.7	6,241	271	4.3
Retail credit cards - Germany	1,908	18	0.9	307	29	9.4	93	69	74.2	2,308	116	5.0
Retail other - Germany	1,134	16	1.4	220	33	15.0	71	48	67.6	1,425	97	6.8
Corporate loans - US	49	1	2.0	9	3	33.3	1	1	100.0	59	5	8.5
Total	8,586	99	1.2	1,225	226	18.4	222	164	73.9	10,033	489	4.9
Stage 2 decomposition

Loans and advances at amortised cost classified as held for sale
	Gross Exposure				Impairment Allowance
Barclays Bank Group	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2	Quantitative test	Qualitative test	30 days past due backstop	Total Stage 2
As at 31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m
Retail credit cards - US	365	100	1	466	98	25	1	124
Retail credit cards - Germany	—	—	—	—	—	—	—	—
Retail other - Germany	—	—	—	—	—	—	—	—
Corporate loans - US	6	—	—	6	2	—	—	2
Total Stage 2	371	100	1	472	100	25	1	126

As at 31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m
Retail credit cards - US	564	123	2	689	130	30	1	161
Retail credit cards - Germany	209	96	2	307	19	9	1	29
Retail other - Germany	207	11	2	220	31	1	1	33
Corporate loans - US	7	2	—	9	2	1	—	3
Total Stage 2	987	232	6	1,225	182	41	3	226

Barclays Bank PLC 2025 Annual Report on Form 20-F	127
Risk review
Risk performance
Credit risk
Management adjustments to models for impairment (audited)

Management adjustments to models for impairment allowance presented by product (audited)
Barclays Bank Group	Impairment allowance pre management adjustments	Economic uncertainty adjustments[1] (a)	Other adjustments (b)	Management adjustments (a+b)	Total impairment allowance	Proportion of Management adjustments to total impairment allowance
As at 31 December 2025	£m	£m	£m	£m	£m	%
Retail credit cards - US	232	5	—	5	237	2.1
Retail credit cards - Germany	—	—	—	—	—	—
Retail other - Germany	—	—	—	—	—	—
Corporate loans - US	3	—	—	—	3	—
Total	235	5	—	5	240	2.1
As at 31 December 2024	£m	£m	£m	£m	£m	%
Retail credit cards - US	277	—	—	—	277	—
Retail credit cards - Germany	101	—	16	16	117	13.7
Retail other - Germany	80	—	17	17	97	17.5
Corporate loans - US	5	—	—	—	5	—
Total	463	—	33	33	496	6.7
Note
1 Reflects a Stage 2 adjustment for elevated US macroeconomic uncertainty; with impacts yet to materialise in consumer behaviour.
Credit exposures by internal PD grade

Credit risk profile by internal PD grade classified as assets held for sale for Retail credit cards - US (audited)
As at 31 December 2025			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	165	—	—	165	—	—	—	—	165	—
6-8	0.15 to <0.30%	Strong	953	—	—	953	3	—	—	3	950	0.3
9-11	0.30 to <0.60%	Strong	1,351	1	—	1,352	6	—	—	6	1,346	0.4
12-14	0.60 to <2.15%	Satisfactory	1,795	5	—	1,800	18	—	—	18	1,782	1.0
15-19	2.15 to <11.35%	Satisfactory	1,149	226	—	1,375	34	35	—	69	1,306	5.0
20-21	11.35 to <100%	Higher Risk	55	234	—	289	4	89	—	93	196	32.2
22	100%	Credit Impaired	—	—	54	54	—	—	44	44	10	81.5
Total			5,468	466	54	5,988	65	124	44	233	5,755	3.9

Credit risk profile by internal PD grade classified as assets held for sale for Retail credit cards - Germany (audited)
As at 31 December 2025			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	—	—	—	—	—	—	—	—	—	—
6-8	0.15 to <0.30%	Strong	—	—	—	—	—	—	—	—	—	—
9-11	0.30 to <0.60%	Strong	—	—	—	—	—	—	—	—	—	—
12-14	0.60 to <2.15%	Satisfactory	—	—	—	—	—	—	—	—	—	—
15-19	2.15 to <11.35%	Satisfactory	—	—	—	—	—	—	—	—	—	—
20-21	11.35 to <100%	Higher Risk	—	—	—	—	—	—	—	—	—	—
22	100%	Credit Impaired	—	—	—	—	—	—	—	—	—	—
Total			—	—	—	—	—	—	—	—	—	—

Barclays Bank PLC 2025 Annual Report on Form 20-F	128
Risk review
Risk performance
Credit risk

Credit risk profile by internal PD grade classified as assets held for sale for Retail other - Germany (audited)
As at 31 December 2025			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	—	—	—	—	—	—	—	—	—	—
6-8	0.15 to <0.30%	Strong	—	—	—	—	—	—	—	—	—	—
9-11	0.30 to <0.60%	Strong	—	—	—	—	—	—	—	—	—	—
12-14	0.60 to <2.15%	Satisfactory	—	—	—	—	—	—	—	—	—	—
15-19	2.15 to <11.35%	Satisfactory	—	—	—	—	—	—	—	—	—	—
20-21	11.35 to <100%	Higher Risk	—	—	—	—	—	—	—	—	—	—
22	100%	Credit Impaired	—	—	—	—	—	—	—	—	—	—
Total			—	—	—	—	—	—	—	—	—	—

Credit risk profile by internal PD grade classified as assets held for sale for Corporate loans - US (audited)
As at 31 December 2025			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	—	—	—	—	—	—	—	—	—	—
6-8	0.15 to <0.30%	Strong	—	—	—	—	—	—	—	—	—	—
9-11	0.30 to <0.60%	Strong	—	—	—	—	—	—	—	—	—	—
12-14	0.60 to <2.15%	Satisfactory	2	—	—	2	—	—	—	—	2	—
15-19	2.15 to <11.35%	Satisfactory	41	—	—	41	1	—	—	1	40	2.4
20-21	11.35 to <100%	Higher Risk	—	6	—	6	—	2	—	2	4	33.3
22	100%	Credit Impaired	—	—	—	—	—	—	—	—	—	—
Total			43	6	—	49	1	2	—	3	46	6.1

Credit risk profile by internal PD grade classified as assets held for sale for Retail credit cards - US (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	—	—	—	—	—	—	—	—	—	—
6-8	0.15 to <0.30%	Strong	—	—	—	—	—	—	—	—	—	—
9-11	0.30 to <0.60%	Strong	—	—	—	—	—	—	—	—	—	—
12-14	0.60 to <2.15%	Satisfactory	5,495	—	—	5,495	64	—	—	64	5,431	1.2
15-19	2.15 to <11.35%	Satisfactory	—	689	—	689	—	161	—	161	528	23.4
20-21	11.35 to <100%	Higher Risk	—	—	—	—	—	—	—	—	—	—
22	100%	Credit Impaired	—	—	57	57	—	—	46	46	11	80.7
Total			5,495	689	57	6,241	64	161	46	271	5,970	4.3

Barclays Bank PLC 2025 Annual Report on Form 20-F	129
Risk review
Risk performance
Credit risk

Credit risk profile by internal PD grade classified as assets held for sale for Retail credit cards - Germany (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	62	—	—	62	—	—	—	—	62	—
4-5	0.05 to <0.15%	Strong	289	—	—	289	1	—	—	1	288	0.3
6-8	0.15 to <0.30%	Strong	152	—	—	152	1	—	—	1	151	0.7
9-11	0.30 to <0.60%	Strong	250	—	—	250	1	—	—	1	249	0.4
12-14	0.60 to <2.15%	Satisfactory	928	5	—	933	9	—	—	9	924	1.0
15-19	2.15 to <11.35%	Satisfactory	227	229	—	456	6	15	—	21	435	4.6
20-21	11.35 to <100%	Higher Risk	—	73	—	73	—	14	—	14	59	19.2
22	100%	Credit Impaired	—	—	93	93	—	—	69	69	24	74.2
Total			1,908	307	93	2,308	18	29	69	116	2,192	5.0

Credit risk profile by internal PD grade classified as assets held for sale for Retail other - Germany (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	1	—	—	1	—	—	—	—	1	—
4-5	0.05 to <0.15%	Strong	25	—	—	25	—	—	—	—	25	—
6-8	0.15 to <0.30%	Strong	110	—	—	110	—	—	—	—	110	—
9-11	0.30 to <0.60%	Strong	294	—	—	294	1	—	—	1	293	0.3
12-14	0.60 to <2.15%	Satisfactory	534	17	—	551	6	4	—	10	541	1.8
15-19	2.15 to <11.35%	Satisfactory	170	182	—	352	9	22	—	31	321	8.8
20-21	11.35 to <100%	Higher Risk	—	21	—	21	—	7	—	7	14	33.3
22	100%	Credit Impaired	—	—	71	71	—	—	48	48	23	67.6
Total			1,134	220	71	1,425	16	33	48	97	1,328	6.8

Credit risk profile by internal PD grade classified as assets held for sale for Corporate loans - US (audited)
As at 31 December 2024			Gross carrying amount				Allowance for ECL				Net exposure	Coverage ratio
	PD range	Credit quality description	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Grade	%		£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Barclays Bank Group
1-3	0.0 to <0.05%	Strong	—	—	—	—	—	—	—	—	—	—
4-5	0.05 to <0.15%	Strong	—	—	—	—	—	—	—	—	—	—
6-8	0.15 to <0.30%	Strong	—	—	—	—	—	—	—	—	—	—
9-11	0.30 to <0.60%	Strong	—	—	—	—	—	—	—	—	—	—
12-14	0.60 to <2.15%	Satisfactory	49	—	—	49	1	—	—	1	48	2.0
15-19	2.15 to <11.35%	Satisfactory	—	9	—	9	—	3	—	3	6	33.3
20-21	11.35 to <100%	Higher Risk	—	—	—	—	—	—	—	—	—	—
22	100%	Credit Impaired	—	—	1	1	—	—	1	1	—	100.0
Total			49	9	1	59	1	3	1	5	54	8.5

Barclays Bank PLC 2025 Annual Report on Form 20-F	130
Risk review
Risk performance
Market risk

Summary of Contents		Page
Outlines key measures used to summarise the market risk profile of the Barclays Bank Group such as VaR.	▪Market risk overview	131
	▪Measures of market risk in the Barclays Bank Group and accounting measures	131
	▪Summary of performance in the period	131
The Barclays Bank Group discloses details on management measures of market risk. Total management VaR includes all trading positions and is presented on a diversified basis by risk factor.	▪Traded market risk review	131
	▪Review of management measures	131
	▪The daily average, maximum and minimum values of management VaR	131

Barclays Bank PLC 2025 Annual Report on Form 20-F	131
Risk review
Risk performance
Market risk
All disclosures in this section, pages 131 to 132 are unaudited unless otherwise stated.
Overview
This section contains key statistics describing the market risk profile of the Barclays Bank Group:
•The market risk management section on page 76 provides a description of management VaR. Management measures are shown below.
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
Summary of performance in the period
Average Management VaR decreased 31% to £18m (2024: £26m). The decrease is mainly due to a combination of a reduction in the size of the funded, fair value leverage loan exposure in 2025 as well as an overall prudent risk positioning.
Traded market risk review
Review of management measures
The following disclosures provide details of management measures of market risk.
The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in IB and the supporting Barclays Bank Group Treasury desks, measured to a confidence level of 95%.
Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.
The daily average, high and low values of management VaR

Management VaR (95%, one day) (audited)
	2025			2024
For the year ended 31 December 2025	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m
Credit risk	15	21	11	21	27	17
Interest rate risk	15	25	5	15	25	6
Equity risk	7	14	4	6	12	2
Basis risk	6	9	4	5	8	4
Spread risk	5	7	3	5	7	3
Foreign exchange risk	4	7	2	4	9	2
Commodity risk	—	1	—	—	1	—
Inflation risk	5	8	3	4	5	2
Diversification effect[1]	(39)	n/a	n/a	(34)	n/a	n/a
Total management VaR	18	31	9	26	36	15
Note
1Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Barclays Bank PLC 2025 Annual Report on Form 20-F	132
Risk review
Risk performance
Market risk
Barclays Bank Group Management VaR (£m)

Barclays Bank PLC 2025 Annual Report on Form 20-F	133
Risk review
Risk performance
Treasury and Capital risk

Summary of Contents		Page
Liquidity risk performance
The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. This section provides an overview of the Barclays Bank Group’s liquidity risk.	•Liquidity risk overview	134
	•Liquidity regulation	134
	•Liquidity risk stress testing	134
	•Net stable funding ratio (NSFR)	135

Provides details on the contractual maturity of all financial instruments and other assets and liabilities.	•Contractual maturity of financial assets and liabilities	136

Capital risk performance
Capital risk is the risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the firm’s pension plans. This section details Barclays Bank Group’s capital and leverage position.	•Capital risk overview	141
	•Capital ratios	141
	•Capital resources	141
	•Leverage ratio	141

Barclays Bank Group discloses the two sources of foreign exchange risk that it is exposed to.	•Foreign Exchange Risk	142
	•Transactional foreign currency exposure	142
	•Translational foreign exchange exposure	142
	•Functional currency of operations	142

A review focusing on the UK retirement fund, which represents the majority of Barclays Bank Group’s total retirement benefit obligation.	•Pension risk review	143
	•Assets	143
	•Liabilities	143
	•Proportion of liquidity cash flows	143
	•IAS 19 position	143
	•Risk measurement	144

Interest rate risk in the banking book performance
A description of the non-traded market risk framework is provided. Barclays Bank Group discloses a sensitivity analysis on pre- tax net interest income for non-trading financial assets and liabilities. The analysis is carried out by currency. Barclays Bank Group discloses the overall impact of a parallel shift in interest rates on other comprehensive income and cash flow hedges. Barclays Bank Group measures the volatility of the value of the FVOCI instruments in the liquidity pool through non- traded market risk VaR.	•Interest rate risk in the banking book overview and summary of performance	145
	•Net interest income sensitivity	145
	•Analysis of equity sensitivity	145
	•Volatility of the FVOCI portfolio in the liquidity	146

Barclays Bank PLC 2025 Annual Report on Form 20-F	134
Risk review
Risk performance
Treasury and Capital risk
Liquidity risk
All disclosures in this section, pages 134 to 135, are unaudited unless otherwise stated.
Overview
The efficient management of liquidity is essential to the Barclays Bank Group in order to retain the confidence of markets and maintain the sustainability of the business. The liquidity risk framework is used to manage all liquidity risk exposures under both business-as-usual and stressed conditions. The framework is designed to maintain liquidity resources that are sufficient in amount, quality and funding tenor profile to support the risk appetite as expressed by the Barclays Bank PLC
Board. The risk appetite liquidity constraint is monitored against both internal and regulatory liquidity metrics.
For the purpose of liquidity management, Barclays Bank PLC and its subsidiary Barclays Capital Securities Limited, a UK broker dealer entity, are monitored on a combined basis by the PRA under a Domestic Liquidity Sub-Group (Barclays Bank
PLC DoLSub) arrangement.
Liquidity regulation
The bank monitors its position against both the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR)
according to the PRA regulatory requirements which include certain Basel III standards that were retained in the UK regulatory framework from 1 January 2022 as part of the UK's withdrawal from the EU. The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The
LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient High Quality Liquid
Assets (HQLA) to survive an acute stress scenario lasting for 30 days. The NSFR has been developed to promote a sustainable and stable structure of assets and liabilities.
Liquidity risk stress testing
The Internal Liquidity Stress Test (ILST) measures the potential contractual and contingent stress outflows under a range of internally defined stress scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event, a 30 day combined scenario consisting of both a Barclays specific and a market-wide stress event, and a 12 month market-wide stress scenario.
As at 31 December 2025, Barclays Bank PLC DoLSub held eligible liquid assets well above 100% of net stressed outflows as measured according to its internal and regulatory requirements (ILST and LCR, respectively). The split of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to the
Barclays Group.
The Liquidity Pool increased to £229.9bn (December 2024: £179.3bn), primarily driven by deposit growth across the businesses and wholesale funding. The Barclays Bank PLC Domestic Liquidity Subgroup (‘DoLSub’) liquidity coverage ratio
(LCR) remained well above the 100% regulatory requirement at 149.7% (December 2024: 147.9%).
Barclays Bank PLC prospectively implemented a new methodology for calculating net stress outflows related to secured financing transactions in the LCR. This change materialised from June 2025, with the Barclays Bank PLC headline ratio expected to contract over time from recent elevated levels whilst remaining broadly within ranges reported over recent years. The revised methodology models a more asymmetric unwind of client activity, resulting in a higher net outflow calculation. Prior period comparators have been re-presented to reflect a separate change to the calculation of outflows from certain secured financing transactions that was adopted from Q1 2025. Barclays Bank PLC has always maintained, and intends to continue to maintain, a significant liquidity buffer which allows for this impact to be readily absorbed within its liquidity surplus.

	2025	2024
As at 31 December	£bn	£bn
Barclays Bank PLC DoLSub Liquidity Pool	229.9	179.3
	%	%
Barclays Bank PLC DoLSub Liquidity Coverage Ratio[1,2]	149.7	147.9
Note
1.Represents the average of the last 12 spot month end ratios.
2.Prior period comparators have been re-presented to reflect a change to the calculation of outflows from certain secured financing transactions that was adopted from Q1 2025.
The Barclays Bank Group has direct access to US, European and Asian capital markets through its global investment banking operations and to long-term investors through its clients worldwide. Key sources of wholesale funding include money markets, certificates of deposit, commercial paper, medium term issuances (including structured notes) and securitisations.
This funding capacity enables the Barclays Bank Group to maintain a stable and diversified funding base.

Barclays Bank PLC 2025 Annual Report on Form 20-F	135
Risk review
Risk performance
Treasury and Capital risk
The Barclays Bank PLC also supports various central bank monetary initiatives, such as the Bank of England’s Term Funding
Scheme with additional incentives for SMEs (TFSME), and the European Central Bank’s Targeted Long-Term Refinancing
Operations (TLTRO). These are reported under ‘repurchase agreements and other similar secured borrowing’ on the balance sheet. Barclays Bank PLC fully repaid its entire outstanding TFSME balance of £3.35bn.
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
on balance sheet and certain off balance sheet exposures which may require longer term funding). The NSFR (average of last four quarter end ratios) was 113% at December 2025, equivalent to a surplus of £44bn above the regulatory requirement and demonstrates Barclays Bank PLC’s stable balance sheet funding profile.

	2025	2024
Net Stable Funding Ratio[1]	£bn	£bn
Total Available Stable Funding	381	372
Total Required Stable Funding	337	333
Surplus	44	39

Net Stable Funding Ratio	113%	112%
Note
1Represents an average of the last four spot quarter end ratios.
To define the risk appetite liquidity constraint, Barclays Bank PLC DoLSub establishes minimum LCR, NSFR and ILST limits.
Risks to market funding conditions, the Barclays Bank Group’s liquidity position and funding profile are assessed continually, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.

Barclays Bank PLC 2025 Annual Report on Form 20-F	136
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
Open-dated financial assets and liabilities are included within 'not more than one month' due to the availability of withdrawals or redemptions at any time, without notice.

Contractual maturity of financial assets and liabilities (audited)
Barclays Bank Group	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
As at 31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	208,544	—	—	—	—	—	—	208,544
Cash collateral and settlement balances	81,419	43,100	—	—	—	—	—	124,519
Debt Securities at amortised cost	390	5,136	1,776	2,845	15,124	13,303	16,579	55,153
Loans and advances at amortised cost to banks and customers	21,922	5,264	6,166	17,893	47,981	26,901	24,659	150,786
Reverse repurchase agreements and other similar secured lending	10,866	338	520	406	1,971	2,816	745	17,662
Trading portfolio assets	189,743	—	—	—	—	—	—	189,743
Financial assets at fair value through the income statement	145,326	13,635	4,503	4,130	10,756	3,639	3,013	185,002
Derivative financial instruments	250,286	144	201	227	959	302	73	252,192
Financial assets at fair value through other comprehensive income	1,357	1,303	133	277	3,527	11,748	24,473	42,818
Assets included in disposal groups classified as held for sale	—	—	5,932	—	—	—	—	5,932
Other financial assets	379	41	198	1	5	—	—	624
Total financial assets	910,232	68,961	19,429	25,779	80,323	58,709	69,542	1,232,975
Other assets								12,498
Total assets								1,245,473
Liabilities
Deposits at amortised cost from bank and customers	255,232	35,395	31,417	18,639	3,204	543	321	344,751
Cash collateral and settlement balances	84,062	32,749	—	—	—	—	—	116,811
Repurchase agreements and other similar secured borrowing	8,790	4,507	321	626	4,407	—	—	18,651
Debt securities in issue	2,387	10,732	22,206	13,052	2,063	2,263	4,526	57,229
Subordinated liabilities	1,356	—	1,015	400	12,266	8,265	21,937	45,239
Trading portfolio liabilities	56,829	—	—	—	—	—	—	56,829
Financial liabilities designated at fair value	161,887	30,221	16,489	14,172	31,398	19,691	19,669	293,527
Derivative financial instruments	240,179	22	53	13	206	83	201	240,757
Liabilities included in disposal groups classified as held for sale	—	—	—	—	—	—	—	—
Other financial liabilities	4,283	3	9	19	76	55	453	4,898
Total financial liabilities	815,005	113,629	71,510	46,921	53,620	30,900	47,107	1,178,692
Other liabilities								4,468
Total liabilities								1,183,160

Barclays Bank PLC 2025 Annual Report on Form 20-F	137
Risk review
Risk performance
Treasury and Capital risk

Contractual maturity of financial assets and liabilities (audited)
Barclays Bank Group	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
As at 31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	180,365	—	—	—	—	—	—	180,365
Cash collateral and settlement balances	76,805	37,182	—	—	—	—	—	113,987
Debt securities at amortised cost	233	352	1,710	1,194	15,393	11,921	19,424	50,227
Loans and advances at amortised cost to banks and customers	22,523	5,207	7,067	16,544	45,701	22,641	25,144	144,827
Reverse repurchase agreements and other similar secured lending	299	37	292	110	1,675	980	—	3,393
Trading portfolio assets	166,244	—	—	—	—	—	—	166,244
Financial assets at fair value through the income statement	152,022	11,628	4,467	4,471	10,082	6,099	3,076	191,845
Derivative financial instruments	291,580	19	333	—	268	23	133	292,356
Financial assets at fair value through other comprehensive income	1,421	1,002	110	233	5,747	12,147	30,350	51,010
Assets included in disposal groups classified as held for sale	—	3,710	—	—	6,144	—	—	9,854
Other financial assets	499	22	126	17	1	—	—	665
Total financial assets	891,991	59,159	14,105	22,569	85,011	53,811	78,127	1,204,773
Other assets								13,751
Total assets								1,218,524
Liabilities
Deposits at amortised cost from banks and customers	240,546	33,576	27,124	12,752	3,481	1,296	601	319,376
Cash collateral and settlement balances	75,019	29,608	—	—	—	—	—	104,627
Repurchase agreements and other similar secured borrowing	18,522	1,823	84	3,931	3,702	1,335	—	29,397
Debt securities in issue	2,912	15,264	5,859	3,469	713	2,164	5,422	35,803
Subordinated liabilities	—	818	75	80	11,431	6,444	23,027	41,875
Trading portfolio liabilities	56,182	—	—	—	—	—	—	56,182
Financial liabilities designated at fair value	156,917	23,502	16,742	15,331	28,332	19,087	19,866	279,777
Derivative financial instruments	278,657	27	18	—	185	255	189	279,331
Liabilities included in disposal groups classified as held for sale	—	3,726	—	—	—	—	—	3,726
Other financial liabilities	4,333	4	9	19	71	40	392	4,868
Total financial liabilities	833,088	108,348	49,911	35,582	47,915	30,621	49,497	1,154,962
Other liabilities								4,342
Total liabilities								1,159,304

Barclays Bank PLC 2025 Annual Report on Form 20-F	138
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
The balances in the below table do not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal as well as those associated with all future coupon payments.

Barclays Bank PLC 2025 Annual Report on Form 20-F	139
Risk review
Risk performance
Treasury and Capital risk
Derivative financial instruments held for trading and trading portfolio liabilities are included in the 'not more than one month'
column at their fair value. Open-dated financial liabilities are also included within 'not more than one month'.

Contractual maturity of financial liabilities - undiscounted (audited)

	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2025
Deposits at amortised cost from banks and customers	255,034	35,765	31,757	19,049	3,422	614	579	346,220
Cash collateral and settlement balances	84,076	32,910	—	—	—	—	295	117,281
Repurchase agreements and other similar secured borrowing	8,801	4,520	322	637	4,562	—	—	18,842
Debt securities in issue	2,393	10,789	22,489	13,366	2,243	2,573	7,618	61,471
Subordinated liabilities	1,358	—	1,025	418	12,727	9,210	33,626	58,364
Trading portfolio liabilities	56,829	—	—	—	—	—	—	56,829
Financial liabilities designated at fair value	161,975	30,387	16,677	14,449	32,838	21,670	32,683	310,679
Derivative financial instruments	240,179	23	54	13	223	94	398	240,984
Liabilities included in disposal groups classified as held for sale	—	—	—	—	—	—	—	—
Other financial liabilities	4,284	8	16	35	134	108	3,513	8,098
Total financial liabilities	814,929	114,402	72,340	47,967	56,149	34,269	78,712	1,218,768

As at 31 December 2024
Deposits at amortised cost from banks and customers	240,695	33,769	27,410	13,059	3,687	1,531	762	320,913
Cash collateral and settlement balances	75,021	29,780	—	—	—	—	—	104,801
Repurchase agreements and other similar secured borrowing	18,542	1,832	84	4,065	3,892	1,508	—	29,923
Debt securities in issue	2,920	15,360	5,930	3,579	745	2,558	8,714	39,806
Subordinated liabilities	—	824	75	80	11,955	7,036	34,922	54,892
Trading portfolio liabilities	56,182	—	—	—	—	—	—	56,182
Financial liabilities designated at fair value	157,090	23,676	16,971	15,713	30,014	21,471	34,087	299,022
Derivative financial instruments	278,662	27	18	—	197	298	402	279,604
Liabilities included in disposal groups classified as held for sale	—	3,726	—	—	—	—	—	3,726
Other financial liabilities	4,335	10	18	35	127	86	3,680	8,291
Total financial liabilities	833,447	109,004	50,506	36,531	50,617	34,488	82,567	1,197,160

Barclays Bank PLC 2025 Annual Report on Form 20-F	140
Risk review
Risk performance
Treasury and Capital risk
Maturity of off-balance sheet commitments given
The table below presents the maturity split of the Barclays Bank Group’s off-balance sheet commitments given at the balance sheet date. The amounts disclosed in the table are the undiscounted cash flows (i.e. nominal values) on the basis of earliest opportunity at which they are available.

Maturity analysis of off-balance sheet commitments given (audited)

	Not more than one month	Over one month but not more than three months	Over three months but not more than six months	Over six months but not more than one year	Over one year but not more than three years	Over three years but not more than five years	Over five years	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2025
Contingent liabilities and financial guarantees	26,631	—	1	1	—	—	—	26,633
Documentary credits and other short-term trade related transactions	1,103	—	—	—	—	—	—	1,103
Standby facilities, credit lines and other commitments[1]	354,202	—	—	—	63	17	3	354,285
Total off-balance sheet commitments given	381,936	—	1	1	63	17	3	382,021

As at 31 December 2024
Contingent liabilities and financial guarantees	26,541	22	1	1	—	—	—	26,565
Documentary credits and other short-term trade related transactions	1,432	1	—	—	—	—	—	1,433
Standby facilities, credit lines and other commitments[1]	352,276	—	—	—	68	—	—	352,344
Total off-balance sheet commitments given	380,249	23	1	1	68	—	—	380,342
Note
1. Includes exposures relating to financial assets classified as assets held for sale.

Barclays Bank PLC 2025 Annual Report on Form 20-F	141
Risk review
Risk performance
Treasury and Capital risk
Capital risk
All disclosures in this section, page 141 are unaudited unless otherwise stated.
Overview
Barclays Bank PLC capital requirements are set by the PRA at a solo-consolidated level. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, whose inclusion within the consolidation is subject to PRA approval.
Further information on the risk profile will be included in the Barclays Bank PLC 2025 Pillar 3 Report which is available at
home.barclays/investor-relations/reports-and-events/annual-reports.
As at 31 December 2025 Barclays Bank PLC solo-consolidated CET1 ratio was 12.7% which is above its minimum regulatory requirement of 10.4%.

Capital ratios[1,2]
As at 31 December	2025	2024
CET1	12.7%	12.1%
Tier 1 (T1)	16.1%	15.1%
Total regulatory capital	19.0%	18.1%

Capital resources
	2025	2024
As at 31 December	£m	£m
CET1 capital	28,177	26,995
T1 capital	35,848	33,787
Total regulatory capital	42,129	40,444

Total risk weighted assets (RWAs) (unaudited)	222,247	223,648
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
As at 31 December 2025, the Barclays Bank PLC sub-consolidated leverage ratio was 5.8% which is above the minimum leverage ratio requirement of 3.5%.

Leverage ratio BBPLC sub-consolidated[1]
	2025	2024
As at 31 December	£m	£m
UK leverage ratio[3]	5.8%	5.8%
T1 capital	56,465	54,713
UK leverage exposure	980,935	946,809

Average UK leverage ratio	5.2%	5.2%
Average T1 capital	56,406	54,645
Average UK leverage exposure	1,093,000	1,050,090
Notes
12024 comparatives for Capital, RWAs and leverage have been calculated applying the transitional arrangement in accordance with the CRR. This included IFRS 9 transitional arrangements and the grandfathering of certain capital instruments. Effective from 1 January 2025, these IFRS 9 transitional arrangements no longer applied. Effective from 29 June 2025, the grandfathered instruments no longer qualified as Tier 2 Capital.
2The Barclays Bank PLC Solo-consolidated and Barclays Bank PLC sub-consolidated CET1 ratios, as are relevant for assessing against the conversion triggers in Barclays Bank PLC AT1 securities (all of which are held by Barclays PLC), were 12.7% and 17.0% respectively, calculated without applying the transitional arrangements under UK CRR.
3Although the leverage ratio is expressed in terms of T1 capital, the countercyclical leverage ratio buffer (CCLB) and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.2% countercyclical leverage ratio buffer was £2.0bn.

Barclays Bank PLC 2025 Annual Report on Form 20-F	142
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
foreign currencies, principally USD and EUR. Changes in the GBP value of the net investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in shareholders’ equity.

Functional currency of operations (audited)

	Foreign currency net investments	Borrowings which hedge the net investments	Derivatives which hedge the net investments	Structural currency exposures pre- economic hedges	Other Equity instruments	Remaining structural currency exposures
	£m	£m	£m	£m	£m	£m
As at 31 December 2025
USD	25,531	(2,914)	(2,141)	20,476	(5,450)	15,026
EUR	10,195	(3,018)	—	7,177	(1,310)	5,867
INR	1,486	—	(1,260)	226	—	226
JPY	544	(177)	—	367	—	367
Other	2,007	—	(918)	1,089	(1,127)	(38)
Total	39,763	(6,109)	(4,319)	29,335	(7,887)	21,448

As at 31 December 2024
USD	27,742	(4,644)	(2,229)	20,868	(5,846)	15,023
EUR	9,559	(2,729)	—	6,830	(265)	6,565
INR	1,400	—	(992)	408	—	408
JPY	628	(215)	—	413	—	413
Other	2,037	—	(792)	1,245	(849)	396
Total	41,366	(7,588)	(4,013)	29,764	(6,960)	22,805
Other equity instruments relate to exposures arising on foreign currency denominated preference share and AT1 instruments. These instruments are accounted for at historical cost under IFRS and do not qualify as hedges for accounting purposes. The gain or loss arising from changes in the GBP value of these instruments is recognised on redemption in retained earnings.
During 2025, total structural currency exposure net of hedging instruments decreased by £1.4bn to £21.4bn (2024:
£22.8bn). Foreign currency net investments decreased by £1.6bn to £39.8bn (2024: £41.4bn) driven predominantly by a
£2.2bn decrease in US dollars offset by £0.6bn increase in Euro. The hedges associated with these foreign currency investments decreased by £1.2bn to £10.4bn (2024: £11.6bn).

Barclays Bank PLC 2025 Annual Report on Form 20-F	143
Risk review
Risk performance
Treasury and Capital risk
Pension risk review
From 1 July 2025, the Barclays Bank UK Retirement Fund (UKRF) was amended to become a sectionalised scheme to meet the requirements of the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, creating two separate sections - the Barclays Bank Section and the Barclays UK Section.
At the time of sectionalisation, the Barclays Bank Section represented approximately 91.5% of the Barclays Group’s total retirement benefit obligations globally and is Barclays Bank Plc's principal defined benefit pension arrangement. Accordingly, this risk review focuses exclusively on the UKRF Barclays Bank Section.
The scheme is closed to new entrants and there is no new final salary benefit being accrued. Existing active members accrue a combination of a contributory cash balance benefit and a voluntary defined contribution element. Pension risk arises as the market value of the pension fund assets may decline, investment returns may reduce or the estimated value of the pension liabilities may increase.
Assets
The Trustee Board of the UKRF defines its overall long-term investment strategy with investments across a broad range of asset classes. This results in a diversified portfolio comprising both return seeking assets and liability matching assets, designed to better align with future pension obligations. The two most significant risks within the asset portfolio are exposure to credit spreads and growth assets. The split of scheme assets is shown within Note 30 to the financial statements. The fair value of the Barclays Bank Section assets was £20.9bn as at 31 December 2025 (20241: £21.9bn).
Liabilities
The Barclays Bank Section retirement benefit obligations are a series of future cash flows with relatively long duration. On an
IAS 19 basis these cash flows are sensitive to changes in the expected long-term price inflation rate (RPI) and the discount rate (GBP AA corporate bond yield):
•An increase in long-term expected inflation corresponds to an increase in liabilities;
•A decrease in the discount rate corresponds to an increase in liabilities.
Pension risk is expected to reduce over time, reflecting the closure of the main defined benefit scheme to new entrants. The chart below illustrates the Barclays Bank Section's liability cash flow profile as at 31 December 2025, taking into account the future inflation-linked indexation of benefits payable to members. The majority of the liability cash flows (approximately
97%) fall within the next 40 years, with payments peaking between 0 and 10 years and declining thereafter. The precise shape of the cash flow profile is sensitive to changes in inflation and longevity expectations, as well as member behaviour, including transfers out of the scheme. Transfers out accelerate the timing of benefit payments and therefore bring forward the associated liability cash flows.
For more detail on the Barclays Bank Section’s financial and demographic valuation assumptions see Note 30 to the financial statements.

Proportion of liability cash flows (%)

■	0-10 years	34.4
■	11-20 years	33.5
■	21-30 years	20.1
■	31-40 years	9.5
■	41-50 years	2.4
■	51+ years	0.2

IAS 19 pension position from 2022 to 2025 (£bn)[1]

6
5
4
3
2
1
0

4.7bn
3.6bn
3.2bn
3.2bn
Dec 2022
Dec 2023
Dec 2024
Dec 2025

The graph above illustrates the movement in the UKRF Barclays Bank Section’s net IAS 19 position over the past four years.
In 2025, favourable market movements largely offset the proportional transfer out of the surplus resulting from sectionalisation. From 1 July 2025 onward, the figures shown relate solely to the Barclays Bank Section.
Note
1 Figures prior to 1 July 2025 refer to the UKRF before sectionalisation

Barclays Bank PLC 2025 Annual Report on Form 20-F	144
Risk review
Risk performance
Treasury and Capital risk
Refer to Note 30 to the financial statements for the sensitivity of the UKRF liabilities to changes in key assumptions.
Risk measurement
In line with Barclays' risk management framework, the assets and liabilities of the UK Retirement Fund (UKRF) Barclays Bank
Section are modelled within a VaR framework to assess the volatility of the pension position at a total portfolio level. This approach enables the risks, diversification and liability matching characteristics of the Barclays Bank Section obligations and investments to be adequately captured. VaR is measured and monitored on a quarterly basis. Risks are reviewed and reported regularly at forums including the Barclays Bank Board Risk Committee, the Barclays Bank Risk Committee  and the
Pensions Executive Board. The VaR model takes into account the valuation of the liabilities on an IAS 19 basis (see Note 30 to the financial statements). The Trustee receives quarterly VaR measures on a funding basis.
The UKRF Barclays Bank Section pension liability is sensitive to post-retirement mortality assumptions, which are reviewed regularly (See Note 30 to the financial statements). To mitigate part of this risk the Barclays Bank Section has entered into longevity reinsurance contracts approximately 70% of current pensioner liabilities.
In addition, the impact of pension risk to the Barclays Bank PLC is taken into account as part of the stress testing process.
Stress testing is performed internally at least on an annual basis. The UKRF exposure is also included as part of regulatory stress tests.
The Barclays Bank PLC's defined benefit pension schemes affect capital in two ways:
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
deferred tax position of the Barclays Bank Group at the particular time.
Pension risk is taken into account in the Pillar 2A capital assessment undertaken by the PRA at least annually. The Pillar 2A requirement forms part of the overall capital requirement for Barclays Bank PLC.

Barclays Bank PLC 2025 Annual Report on Form 20-F	145
Risk review
Risk performance
Treasury and Capital risk
Interest rate risk in the banking book
All disclosures in this section, pages 145 to 146, are unaudited unless otherwise stated.
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
Summary of performance in the period
Barclays Bank PLC’s strategy remains to stabilise income over time. The change in NII sensitivity during the year to a 25 basis points interest rate shock is due to changes in the composition of the banking book balance sheet and increased structural hedge duration reflecting the observed stability in deposit balances during the year.
Key metrics

-£33m AEaR across the Barclays Bank Group from a +25bps shock to forward interest rate curves.
Net interest income sensitivity
The table below shows a sensitivity analysis on pre-tax net interest income for non-traded financial assets and liabilities, including the effect of any hedging. This analysis is not a forward guidance on NII and is intended as a quantification of risk exposure utilising the Net Interest Income (NII) metric as described on page 178 of the Barclays PLC Pillar 3 Report 2025
(unaudited), which includes documentation of the main model assumptions.

Net Interest Income sensitivity (AEaR) by currency (audited)	2025		2024

	+25 basis points	-25 basis points	+25 basis points	-25 basis points

Barclays Bank Group	£m	£m	£m	£m
GBP	4	(6)	27	(28)
USD	(41)	41	(29)	29
EUR	(5)	4	(6)	6
Other currencies	9	(8)	(3)	3
Total	(33)	31	(11)	10
Analysis of equity sensitivity
The analysis of equity sensitivity table measures the overall impact of a +/- 25bps movement in interest rates on retained earnings, FVOCI, cash flow hedge reserves and pensions. For non-NII items a DV01 metric is used, which is an indicator of the shift in value for a 1bp movement in the yield curve.

Analysis of equity sensitivity (audited)	31 December 2025		31 December 2024

	+25 basis points	-25 basis points	+25 basis points	-25 basis points

Barclays Bank Group	£m	£m	£m	£m
Net interest income	(33)	31	(11)	10
Taxation effects on the above	8	(8)	2	(2)
Effect on profit for the year	(25)	23	(9)	8
As percentage of net profit after tax	(0.5%)	0.5%	(0.2%)	0.2%

Effect on profit for the year (per above)	(25)	23	(9)	8
Fair value through other comprehensive income reserve	(186)	193	(193)	200
Cash flow hedge reserve	(823)	823	(588)	588
Taxation effects on the above	283	(284)	219	(221)
Effect on equity	(751)	755	(571)	575
As percentage of equity	(1.2%)	1.2%	(1.0%)	1.0%

Barclays Bank PLC 2025 Annual Report on Form 20-F	146
Risk review
Risk performance
Treasury and Capital risk
Volatility of the FVOCI portfolio in the liquidity pool
Changes in value of FVOCI exposures flow directly through capital via the FVOCI reserve. The volatility in the value of the
FVOCI investments in the liquidity pool is captured and managed through a value measure rather than an earning measure,
i.e. non-traded market risk VaR. Daily VaR is calculated using a historical simulation methodology with a one-year equally weighted historical period, at the 95% confidence level.
Although the underlying methodology to calculate the non-traded VaR is identical to the one used in traded management
VaR, the two measures are not directly comparable. The non-traded VaR represents the volatility to capital driven by the
FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

Analysis of volatility of the FVOCI portfolio in the liquidity pool
	2025			2024
	Average	High	Low	Average	High	Low
For the year ended 31 December	£m	£m	£m	£m	£m	£m
Non-traded market value at risk (daily, 95%)	42	55	26	56	66	45
Daily Value at Risk has been lower on an average in 2025 relative to 2024 driven by a combination of position changes and market volatility reduction.

Barclays Bank PLC 2025 Annual Report on Form 20-F	147
Risk review
Risk performance
Operational risk
All disclosures in this section, pages 147 to 149, are unaudited unless otherwise stated.
Overview
Operational risks are inherent in the Barclays Bank Group’s business activities and it is not cost effective or possible to attempt to eliminate all operational risks. The Operational Risk Framework is therefore focused on identifying operational risks, assessing them and managing them within the Barclays Bank Group’s approved risk appetite.
The Operational Risk principal risk comprises the following Risk Categories: Change Delivery Management Risk, Data and
Records Management Risk; Financial Reporting Risk; Fraud Risk; Cyber & Information Security Risk; Operational Recovery
Planning Risk; People Risk; Physical Security Risk; Premises Risk; Risk Reporting Risk; Supplier Risk; Tax Risk; Technology Risk
and Transaction Processing Risk. The operational risk profile is also informed by a number of Connected Risks: Resilience,
Third Party Service Provider and Model Connected Risk. These Connected Risks represent material threats to the Barclays
Bank, which extend across multiple risk categories and therefore require a co-ordinated approach to overseeing the risk exposure and/or consolidated reporting.
For definitions of these risks refer to the Management of operational risk section of the Barclays PLC Pillar 3 Report 2025. To provide complete coverage of the potential adverse impacts on the Barclays Bank Group arising from operational risk, the operational risk taxonomy extends beyond the risks listed above to cover operational risks associated with other principal risks too.
This section provides an analysis of the Barclays Bank Group’s operational risk profile, including events above the Barclays
Bank Group’s reportable threshold, which have had a financial impact in 2025. The Barclays Bank Group’s operational risk profile is informed by bottom-up risk assessments undertaken by each business unit and top-down qualitative review for each risk type. Fraud, Transaction Processing, Cyber and Information Security continue to be highlighted as key operational risk exposures.
For information on compliance risk events, see the compliance risk section.
Summary of performance in the period
During 2025, total operational risk losses increased to £66m (2024: £53m) and the number of recorded events for 2025 increased to 1,011 (2024: 923). The total operational risk losses for the year were mainly driven by events falling within the
Execution, Delivery & Process Management and External Fraud categories, which tend to be high volume but low impact events.
Key metrics

78%
of the Barclays Bank Group’s net reportable operational risk events had a loss value of £50,000 or less

33%
of events by number are due to Execution, Delivery and Process Management

67%
of events by number are due to External Fraud

77%
of losses are from events aligned to Execution, Delivery and Process Management

Barclays Bank PLC 2025 Annual Report on Form 20-F	148
Risk review
Risk performance
Operational risk
Operational risk profile
Within operational risk, there are a large number of small value risk events. In 2025, 78% (2024: 84%) of the Barclays Bank
Group’s reportable operational risk events by volume had a value of less than £50,000 each. Cumulatively, events under this
£50,000 threshold accounted for only 20% (2024: 26%) of Barclays Bank Group’s total net operational risk losses. A small proportion of operational risk events have a material impact on the financial results of the Barclays Bank Group.
The analysis below presents the Barclays Bank Group’s operational risk events by Basel event category:
Operational risk events by Basel event category

% of total risk events by count
Internal Fraud

2025
2024

External Fraud

2025
2024

Execution, Delivery and Process Management

2025
2024

Employment Practices and Workplace Safety

2025
2024

Damage to Physical Assets

2025
2024

Clients Products and Business Practices

2025
2024

Business Disruption and System Failures

2025
2024

% of total risk events by value
Internal Fraud

2025
2024

External Fraud

2025
2024

Execution, Delivery and Process Management

2025
2024

Employment Practices and Workplace Safety

2025
2024

Damage to Physical Assets

2025
2024

Clients Products and Business Practices

2025
2024

Business Disruption and System Failures

2025
2024
Note
1The data disclosed includes operational risk losses for reportable events impacting the Barclays Bank Group's business areas, having impact of
>£10,000 and excludes Gain or Insurance Recovery impacts, events that are compliance or legal risk, aggregate and boundary events. A boundary event is an operational risk event that results in a credit risk impact. Due to the nature of risk events that keep evolving, data for prior year losses are updated.

Barclays Bank PLC 2025 Annual Report on Form 20-F	149
Risk review
Risk performance
Operational risk
▪Execution, Delivery and Process Management impacts during 2025 increased to £51m (2024: £40m) and accounted for
77% of total operational risk losses (2024: 76%). The events in this category are typical of the banking industry as a whole where high volumes of transactions are processed on a daily basis, mapping mainly to Barclays Transaction Processing risk type. The overall frequency of events in this category in 2025 slightly increased to 33% of total events by volume
(2024: 30%).
▪External Fraud impacts during 2025 increased to £15m (2024: £13m) and accounted for 23% of total events by value
(2024: 24%). Volume of events increased to 674 accounting for 67% of total event volume (2024: 648 / 70%). In this category, high volume, low impact events are driven by transactional fraud often related to debit and credit card usage.
Note: Total External Fraud losses in 2025 including those from events with impact <£10,000 amounted to £60m (2024:
£63m).
Fraud remains an industry-wide threat with criminals using varied techniques to target customers and colleagues directly
(i.e., Third Party Fraud), or the Barclays Bank Group directly (i.e., First Party Fraud). In the UK and Europe, Authorised Push
Payment (APP) Scams particularly continue to be a growing fraud type where customers are deceived to transfer funds from their account to a bad actor. The Barclays Bank Group continues to work closely with external partners on various fraud prevention initiatives and continues to improve the fraud control environment through focused investment in enhancing fraud prevention systems and tools to combat the increasing level of fraud attempts whilst minimising disruption to genuine transactions. Fraud can also be committed by one or more employees across the Barclays Bank Group (i.e. Internal Fraud or
Unauthorised Trading Fraud) and the Barclays Bank Group maintains a robust control environment to limit exposure.
Operational resilience has remained a key area of focus for the Barclays Bank Group over the past year, with global events demonstrating that severe but plausible disruption is no longer theoretical. The evolving threat landscape, characterised by increasing cyber sophistication, geopolitical tension, supplier disruption and interconnected financial market infrastructures, highlights the need for resilience to be designed, embedded, tested and sustained across our important business services, if we are to avoid intolerable harm.  The Barclays Bank Group remains committed to sustained and disciplined investment in end-to-end resilience capabilities, as expectations evolve and the external operating environment becomes increasingly complex.
Operational risk associated with cybersecurity remains a top focus for the Barclays Bank Group. The sophistication of threat actors continues to grow as noted by multiple external risk events observed throughout the year. Ransomware attacks across the global Barclays supplier base were observed and the bank worked closely with the affected suppliers to manage potential impacts to the Barclays Bank Group and its clients and customers. The Barclays Bank Group’s cybersecurity incidents did not materially impact the Group's business strategy, results of operations, or financial condition and there were no material loss events associated with cybersecurity recorded within the event categories above.
The Barclays Bank Group businesses are highly dependent on its ability to process and monitor, on a daily basis, a very large number of transactions, many of which are highly complex and occur at high volumes and frequencies, across numerous and diverse markets in many currencies. Given the Barclays Bank Group’s diverse customer base and geographical reach and the increase in volume, speed, frequency and complexity of transactions, especially electronic transactions (as well as the requirements to report such transactions on a real-time basis to clients, regulators and exchanges), developing, maintaining and upgrading operational systems and infrastructure becomes more challenging. The Barclays Bank Group continues to focus on automation and simplification programs to improve the overall control environment and manage the risk of processing errors as well as ensuring scalability of operations.
For further information, refer to the operational risk management section.

Barclays Bank PLC 2025 Annual Report on Form 20-F	150
Risk review
Risk performance
Model risk
All disclosures in these model risk, compliance risk, reputation risk and legal risk sections on pages 150 to 153 are unaudited unless otherwise stated.
Model risk
The Barclays Bank Group is committed to continually improving model risk management and made a number of enhancements in 2025, including:
•Progressed with the established regulatory remediation programme to meet PRA’s Supervisory Statement 1/23 Model risk management principles for banks. Key updates include enhancements to model development, validation and monitoring practices, establishment of additional roles and responsibilities with regards to model use, introduction of quantitative processes framework and defined monitoring framework principles and design.
•Introduced Artificial Intelligence(AI) Standard in support of the AI Policy, further developed of approach to AI validation, including Generative AI, and design of associated governance framework.
•Expanded model risk framework to provide transparency around risk themes (Data and Technology) outside the Model
Risk Framework that may impact model outputs.

Barclays Bank PLC 2025 Annual Report on Form 20-F	151
Risk review
Risk performance
Compliance risk
Compliance risk
Barclays Bank Group is committed to continuing to drive the right culture throughout all levels of the organisation. Barclays
Bank Group will continue to enhance effective management of Compliance Risk and appropriately consider the relevant tools, governance and management information in decision-making processes. Focus on the management of Compliance
Risk is ongoing and, alongside other relevant business and control management information, the Compliance Risk
Dashboard is a key component of this.
Barclays Bank Group continues to review the role and impact of Compliance Risk events and issues in the remuneration process at both the individual and business level.
The Compliance Risk Taxonomy was refreshed and re-categorised into six core risks, namely wholesale conduct, customer protection, data privacy, regulatory compliance, product design and review and laws, rules and regulation risks. Financial
Crime Risk was also separated into a standalone principal risk category, to reinforce the visibility and focus on this key area of risk to the business.
Businesses have continued to assess and prioritise the consideration of driving good customer outcomes as we deliver the
Group’s strategic change agenda. As part of the 2025 Medium-Term Planning Process material Compliance Risks associated with strategic and financial plans were assessed and businesses ensured that driving good outcomes for customers is at the heart of these plans.
Throughout 2025, Compliance Risks, including outcomes for our customers, were raised by each business area for consideration by the Barclays Bank PLC Board Risk Committee. The Committee reviewed the risks raised and whether management’s proposed actions were appropriate to mitigate the risks effectively.
The Barclays Bank Group continued to incur costs in relation to litigation and conduct matters, please refer to Note 24 Legal, competition and regulatory matters and Note 22 Provisions, for further details. Costs include customer redress and remediation. Resolution of these matters remains a necessary and important part of delivering Barclays Bank Group’s strategy and an ongoing commitment to improve oversight of culture and conduct.
The control environment and compliance risk profile, informed by the Compliance Risk Dashboards, are presented to the
Barclays Bank PLC Board Risk Committee and senior management. The Compliance Risk Dashboards set out key indicators in relation to Compliance risk and continue to allow effective oversight and decision-making and ensure the Barclays Bank
Group operates within Risk Appetite. Adherence to tolerances is assessed by the business through the key indicators as part of the Compliance Risk Dashboard governance process.
Barclays Bank Group remains focused on the continuous improvements being made to manage risk effectively with an emphasis on enhancing governance and management information to identify risk at earlier stages.

Barclays Bank PLC 2025 Annual Report on Form 20-F	152
Risk review
Risk performance
Financial crime risk
Financial Crime Risk
Barclays Bank Group is committed to driving a strong financial crime risk management culture across all levels of the organisation. Effective 1 January 2025, the Barclays Group elevated financial crime risk - incorporating anti-bribery and corruption, anti-money laundering (including terrorist financing), anti-tax evasion facilitation and sanctions risks (including proliferation financing) - to a principal risk within the Enterprise Risk Management Framework (ERMF), reflecting the evolving external threat landscape and regulatory expectations. During 2025, the financial crime principal risk was embedded, with financial crime and compliance risks being reported separately to the Barclays Bank PLC Board.
A key area of focus has been enhancing the financial crime control environment to address emerging threats and evolving laws, rules and regulations. Throughout 2025, the Barclays Bank PLC Board and relevant committees received updates on the Barclays Bank Group’s financial crime risk profile and emerging risks in the context of the macroeconomic, regulatory and geopolitical outlook. These risks continue to be monitored on an ongoing basis.
Effective 1 January 2026, the combined Financial Crime Policy was replaced by four policies that set detailed requirements for managing anti-bribery and corruption, anti-money laundering, anti-tax evasion facilitation and sanctions risks. This approach supports differentiated reporting and oversight of risk management across the four financial crime risks.
To further embed financial crime as a principal risk, the Barclays Bank Group updated its financial crime risk appetite statement. Recognising the risk-based approach to financial crime risk management, Barclays financial crime risk appetite, approved by the Group Executive Committee, is that “Barclays has no appetite for Financial Crime Risk issues and events that are material, systemic, not promptly remediated, not reported to regulators in a timely manner where required, and/or are likely to result in regulatory enforcement”.
The Barclays Bank Group continued to incur costs in relation to litigation and conduct matters, refer to Note 24 Legal, competition and regulatory matters and Note 22 Provisions for further details. Costs include customer redress and remediation, as well as fines and settlements. Resolution of these matters remains a necessary and important part of delivering the Barclays Bank Group’s strategy and an ongoing commitment to improve oversight of culture and conduct.

Barclays Bank PLC 2025 Annual Report on Form 20-F	153
Risk review
Risk performance
Reputation risk and legal risk
Reputation risk
Barclays Bank Group is committed to identifying reputation risks and issues as early as possible and managing them appropriately. At a Barclays Bank Group level throughout 2025, reputation risks and issues were overseen by the Barclays
Bank PLC Board. The top live and emerging reputation risks and issues within the Barclays Bank Group are included within an over-arching quarterly report at the respective Board level.
The Barclays Bank PLC Board reviews reputation risks escalated by businesses and considered whether management’s proposed actions, for example attaching conditions to proposed client transactions or increased engagement with impacted stakeholders, were appropriate to mitigate the risks effectively. The Board also received regular updates with regard to key reputation risks and issues, including: Barclays Bank Group’s response to the cost of living crisis; Barclays Bank Group’s association with sensitive sectors; access to banking; lending practices and the resilience of key Barclays systems and processes.
The Barclays Bank Group continued to incur costs in relation to litigation and conduct matters, please refer to Note 24 Legal, competition and regulatory matters and Note 22 Provisions, for further details. Costs include customer redress and remediation, as well as fines and settlements. Resolution of these matters remains an ongoing commitment to improve oversight of culture and conduct and management of reputation risks.
Legal risk
The Barclays Bank Group remains committed to continuous improvements in managing legal risk effectively. During 2025, the Group wide LRMF was updated in line with other Principal Risk Frameworks to provide consistency in the bank's risk management documentation. The Barclays Group wide LRMF continues to complement the CRMF (and described in more detail on page 81), which includes a requirement for the Legal Function to proactively identify, communicate and provide legal advice on applicable laws, rules and regulations.
Other improvements during 2025 included a review and update of the established supporting legal risk policies, standards and mandatory training, reinforced by ongoing engagement with and education of the Barclays Group’s businesses and functions by Legal Function colleagues. Legal risk tolerances and legal risk appetite have also been reviewed.
Tolerances adherence is assessed through key indicators, which are also used to evaluate the legal risk profile and are reviewed, at least annually, through the relevant risk and control committees. Mandatory controls to manage legal risks are set out in the legal risk standards and are subject to ongoing monitoring. The CRMF referred to above (and described in more detail on page 81) also mitigate legal risk.

Barclays Bank PLC 2025 Annual Report on Form 20-F	154
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
Regulations elsewhere may also have a significant impact on the Barclays Bank Group due to the location of its branches, subsidiaries and, in some cases, clients. For more information on the risks related to the supervision and regulation of the
Barclays Bank Group, including regulatory change, see the material existing and emerging risk titled ‘Regulatory Change agenda and impact on Business Model’ in the Material existing and emerging risks section.
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
The Government is proposing that the FCA take on all of the PSR’s responsibilities and relevant members of the Group will continue to be subject to payment supervision by the FCA when this transfer of powers comes into effect. Members of the
Group may also be subject to claims managed by the Financial Ombudsman Service (FOS) which, whilst not a regulator, provides a means of redress in customer disputes without the involvement of the UK courts. In July 2025, the FCA consulted on modernising the redress system administered by the FOS with the aim of identifying areas of duplication and/or complexity and improving the role that the FOS plays in customer disputes. Barclays Bank PLC is an authorised person, with permission to accept deposits, amongst other things, and is subject to prudential supervision by the PRA and to conduct regulation and supervision by the FCA.
Barclays Bank PLC is subject to prudential supervision on a solo-consolidated basis. The Barclays Group as a whole is also subject to prudential supervision by the PRA on a group consolidated basis. Barclays PLC has been approved by the PRA as a financial holding company.
Barclays Capital Securities Limited (BCSL), which provides clients with access to equities and equity financing services across
European and Asian markets, is authorised and subject to prudential supervision by the PRA as a PRA-designated investment firm and is subject to conduct regulation and supervision by the FCA.
Certain members of the Barclays Bank Group are regulated on a solo basis by the FCA, including Barclays Investment
Solutions Limited and Barclays Asset Management Limited.
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
The PRA’s supervision of the Barclays Bank Group is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns or cross-firm reviews, reports obtained from skilled persons, information gathering, stress testing, regular supervisory visits and regular continuous assessment meetings with the Barclays Bank
Group’s management and relevant stakeholders to discuss matters such as strategy, governance, controls, financial resilience, operational resilience, risk management, and recovery and resolution.
Further, the BoE, as the UK resolution authority, informs prudential requirements and sets requirements for the Barclays
Group relating to resolution preparedness.
The FCA’s supervision of the UK firms in the Barclays Bank Group is carried out through a combination of proactive engagement meetings, regular supervisory visits, information gathering and regular meetings with the Barclays Bank
Group’s management and relevant stakeholders to discuss matters such as business and customer strategy, fair treatment of customers, and financial crime controls, as well as cross-sectoral reviews which analyse the different areas of the market and the risks that may lie ahead.

Barclays Bank PLC 2025 Annual Report on Form 20-F	155
Risk review
Supervision and regulation
The FCA and the PRA also apply the Senior Managers and Certification Regime (the SMCR) which imposes a regulatory approval, individual accountability and fitness and propriety framework in respect of senior individuals within relevant firms.
FCA supervision has focused on strategic transformation, financial crime controls, conduct risk and customer/client outcomes under the consumer duty (which now applies to both open and closed products), firm culture and non-financial misconduct, fraud controls and reimbursement, access to cash, the fair treatment of vulnerable customers, operational resilience (including cyber risk), the controls framework and payment account access and closures.
PRA supervision has focused on strategic transformation, financial and operational resilience (including cyber risk), governance, capital risk management, model risk management, data risk management, systems and controls, climate risk and resolvability, where resolvability is reviewed in conjunction with the Resolution Directorate (a division of the BoE).
Both the PRA and the FCA apply standards that generally either anticipate or go beyond requirements established by global or EU standards, whether in relation to capital, leverage and liquidity, resolvability and resolution or matters of conduct. The
UK is in the process of reviewing, repealing and, where relevant, replacing the EU legislation that was onshored into UK law following the UK’s departure from the EU (known as “assimilated law”). The Financial Services and Markets Act 2023 (FSMA
2023) established a framework for the revocation of assimilated law relating to financial services. However, the Government is not expected to revoke assimilated law relating to financial services unless the FCA and/or PRA have drafted and consulted on rules in the relevant areas, where it is appropriate that the provisions are replaced.
There is a significant volume of assimilated law for the UK Government to repeal and replace, so this process remains ongoing and the regulatory landscape continues to develop. There is potential for an increase in regulatory implementation costs to adapt systems and controls as a result of these developments, although areas of divergence from assimilated law have been limited to date.
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
Supervision in the EU
The Barclays Bank Group’s operations in the EU are authorised and regulated by a combination of its home regulators and host regulators in the EU countries where the Barclays Bank Group operates.
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
Barclays Bank Ireland PLC’s EU branches are also subject to direct supervision for local conduct purposes by national supervisory authorities in the EU jurisdictions where they are established. Barclays Bank Ireland PLC is subject to the requirements set by the Single Resolution Board (SRB) as its resolution authority.
The Barclays Group provides the majority of its cross-border banking and investment services to EEA clients via Barclays
Bank Ireland PLC (a subsidiary of Barclays Bank PLC). Additionally, Barclays Bank PLC and BCSL are authorised in certain EEA
Member States to enable them to continue to conduct a limited range of activities without a physical presence, including accessing EEA trading venues and interdealer trading. Directive (EU) 2024/1619 (CRD VI) contains a prohibition on providing core banking services, such as lending and deposit-taking into the EU from a third country entity, subject to certain exemptions. These CRD VI changes are currently pending Member State implementation from January 2026 and should enter into force in the majority of jurisdictions from January 2027. As a result of CRD VI, Barclays Bank PLC and BCSL may be limited in their ability to provide certain core banking services into the EU from January 2027. Barclays Bank PLC has a branch in Paris (to facilitate access to TARGET 2), which is regulated by the Autorité de Contrôle Prudentiel et de
Résolution (ACPR) and will also be subject to new regulatory requirements under CRD VI.
On 21 January 2026, Barclays Bank Ireland PLC announced that it had commenced the implementation of its plan to re-
domicile its registered office from Dublin to Paris, which is to be effected by changing its corporate form to a Societas
Europaea followed by a transfer of its registered office. The change of corporate form will be effected via a court approved merger process, which commenced in Q4 2025 and is expected to complete in Q4 2026. Following completion of the merger, Barclays Bank Ireland PLC (then to be named, with effect from completion of the merger, Barclays Europe SE)
intends to apply for the relocation of its registered office to Paris. Following this re-domiciliation, Barclays Europe SE would be subject to supervision by the ACPR, the Autorité de Marchés Financiers and the European Central Bank. The re-
domiciliation is subject to certain conditions, including the approval of those regulators. It is expected to be completed in H1
2027.
Supervision in the US

Barclays Bank PLC 2025 Annual Report on Form 20-F	156
Risk review
Supervision and regulation
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
Supervision in Asia Pacific, Middle East and Africa
The Barclays Bank Group’s operations in Asia Pacific, Middle East and Africa are supervised and regulated by a broad range of national banking and financial services regulators.
Prudential regulation
Prudential regulation in the UK
Certain Basel III standards were originally implemented in EU and UK law through the Capital Requirements Regulation (CRR)
and the Capital Requirements Directive IV (CRD IV), as amended by CRR II and CRD V. These standards were retained in the
UK regulatory framework via a series of onshoring instruments when the UK withdrew from the EU. Under the assimilated law version of the CRR (the UK CRR), the Barclays Group is subject to a binding Pillar 1 minimum capital requirement to satisfy a Common Equity Tier 1 (CET1) ratio of 4.5% of risk-weighted assets (RWAs), a Tier 1 capital ratio of 6.0% of RWAs and a total capital ratio of 8.0% of RWAs. However, in practice the Barclays Group is required to and does hold capital significantly in excess of this requirement. Additional capital requirements apply to the Barclays Group including Pillar 2A minimum requirements and capital buffers, including the capital conservation buffer (CCB), the countercyclical capital buffer
(CCyB), the other systemically important institutions (O-SII) buffer and the global systemically important institutions (G-SII)
buffer, as well as PRA buffer requirements (the Pillar 2B), as explained further below.

Barclays Bank PLC 2025 Annual Report on Form 20-F	157
Risk review
Supervision and regulation
Global systemically important banks (G-SIBs), such as the Barclays Group, are subject to a number of additional prudential requirements, including the requirement to hold additional loss-absorbing capacity and additional capital buffers (including via the G-SII buffer requirement) above the level otherwise required by Basel III standards.
The Barclays Group is subject to a ‘combined buffer requirement’ consisting of (i) a CCB of 2.5% of RWAs, (ii) systemic risk buffers (G-SII and O-SII buffers) and (iii) a CCyB of 1% of RWAs. The level of the G-SII buffer is set by the PRA which follows the Basel Committee on Banking Supervision G-SIB framework. The G-SII buffer ranges from 1% to 3.5% of RWAs in line with a bank’s systemic importance and must be met with CET1 capital. On 27 November 2025, the FSB published an update to its list of G-SIBs, maintaining the 1.5% G-SII buffer that applies to the Barclays Group. The CCyB is used to help ensure capital levels respond to the risk environment. By increasing the CCyB when vulnerabilities are judged to be building up, the
FPC seeks to ensure banks have an additional cushion of capital with which to absorb potential losses, enhancing their resilience and helping to ensure the stable provision of financial services. The CCyB is composed of UK and overseas elements, set by authorities in individual jurisdictions. In the UK, the CCyB rate is set by the FPC and is calculated by reference to banks’ relevant UK exposures. The CCyB rate applicable to the Barclays Group is currently 1%. Like the CCB, the
CCyB must be met entirely with CET1 capital.
The PRA requires UK firms to hold additional capital to cover risks which the PRA assesses are not fully captured by the Pillar
1 capital requirement. The PRA sets this additional capital requirement (Pillar 2A) at least annually, derived from each firm’s individual capital guidance. Under current PRA rules, the Pillar 2A requirement must be met with at least 56.25% CET1 capital, no more than 43.75% additional Tier 1 (AT1) capital and no more than 25% tier 2 capital. In addition, the capital that firms use to meet their minimum requirements (Pillar 1 and Pillar 2A) cannot be counted towards meeting the combined buffer requirement. In February and October 2025, the PRA issued two policy statements (PS2/25 and PS18/25)
regarding changes to the Pillar 2A capital framework, including retiring the refined methodology for calculating Pillar 2A requirements in light of incoming proposals to implement Basel III standards (discussed further below) and streamlining firm-specific capital communications. In January 2026, the final rules retiring the refined methodology to Pillar 2A were published as part of PS2/26.
The PRA may also impose a confidential ‘PRA buffer’ to cover risks over a forward looking planning horizon, including with regard to firm-specific stresses or management and governance weaknesses. The PRA buffer must be met separately to the combined buffer requirement, and must be met fully with CET1 capital.
On 2 December 2025, the FPC published its assessment of the appropriate level of capital requirements for the UK banking system. The FPC judged that the appropriate benchmark for the system-wide level of tier 1 capital is now at around 13% of
RWAs, compared with 14% of RWAs in 2015.
Barclays Bank PLC is subject to prudential regulation by the PRA on a solo-consolidated basis and is required to meet a minimum Common Equity Tier 1 (CET1) ratio of 10.4% comprising a 4.5% Pillar 1 requirement, a 2.5% capital conservation buffer, a 0.8% countercyclical buffer and a 2.6% Pillar 2A add on.
On 22 April 2025, the PRA announced that it will introduce new rules that require firms to manage their step-in risk, that is, the risk which a bank incurs when it provides financial support to an unconsolidated entity that is facing stress in the absence of, or in excess of, any contractual obligations to provide such support. The PRA’s supervisory statement concerning step-in risk takes effect from 1 January 2026 and will require firms to put in place policies and processes to identify and evaluate their relationship with certain unconsolidated entities where they act as a sponsor, invest in their debt or equity, or have other contractual or non-contractual exposures that lead them to be exposed to the performance of the entity. Additionally, they must consider whether there are any indicators of significant step-in risk in relation to those entities that have been assessed as being material and determining whether mitigating action is needed when significant step-in risk is identified.
In December 2023, the PRA published its first collection of near-final policy proposals for implementing certain remaining
Basel III standards (Basel 3.1), including revised frameworks for market risk, operational risk and Credit Valuation
Adjustment (CVA) risk. A second policy statement was published by the PRA in September 2024, including near-final rules on credit risk and credit risk mitigation, the implementation of an output floor (requiring reported RWAs calculated under standardised and modelled approaches to be a minimum of 72.5% of fully standardised calculations), and disclosure and reporting. The implementation date for these standards has been extended to 1 January 2027, with a transitional period to ensure full implementation by 1 January 2030. In addition, with effect from 1 January 2026, the PRA has made amendments to the Own Funds and Eligible Liabilities (CRR) Part and Definition of Capital Part of the PRA Rulebook, among others, to assimilate provisions of the onshored CRR into the PRA Rulebook, with certain changes. Further, on 28 October 2025, through PS 19/25, the PRA issued “near final” provisions proposed to take effect on 1 January 2027. As well as transposing certain UK CRR provisions into the PRA Rulebook, including those on securitisation, groups and consolidation, settlement risk and counterparty credit risk, with accompanying changes to PRA guidance, the near-final provisions implement a number of policy changes, in particular in relation to securitisation. In January 2026, through PS3/26, the PRA published the final policy materials and confirmed that there is no substantive difference between these and the near final rules published as part of PS19/25.  In PS1/26, the PRA announced that it is taking forward adjustments to the implementation of the comprehensive amendments to the market risk framework under Basel 3.1, known as the Fundamental Review of the
Trading Book (FRTB), and is seeking to implement the majority of these changes from 1 January 2027 (except the introduction of a new internal model approach (FRTB-IMA), the implementation of which will be delayed to 1 January 2028).

Barclays Bank PLC 2025 Annual Report on Form 20-F	158
Risk review
Supervision and regulation
PRA CP14/24 proposed certain changes to the large exposures (LE) framework. A number of the proposals took effect on 1
January 2026. The PRA has removed the option for firms to exempt exposures to the UK deposit guarantee scheme (DGS)
for large exposure limits, as well as the option for firms to use immovable property as credit risk mitigation (CRM) for large exposure purposes and it has eliminated the stricter requirements on large exposures to certain French counterparties. The
PRA is expected to finalise the remaining proposals in CP14/24 in 2026. These proposals include (i) removing the possibility for firms to use internal model (IM) methods to calculate exposure values to securities financing transactions (SFTs), (ii)
amending the limits to trading book exposures for third-party exposures and for intra-group exposures and (iii) introducing a mandatory substitution approach to calculate the effect of the use of CRM techniques.
Additional minimum prudential requirements that apply to the Barclays Group to ensure that sufficient resources are maintained to provide loss absorption in a resolution context are discussed in the sub-section titled ‘TLAC and MREL’ below.
In May 2025, the PRA published a policy statement (PS6/25), amending Supervisory Statement SS5/21, on its approach to the supervision of international firms. Although the policy statement is primarily relevant to non-UK banks and investment firms, parts of the policy statement are also relevant to UK banks and set out the PRA’s updated expectations regarding their booking model arrangements.
Prudential regulation in the EU
In the EU, Barclays Bank Ireland PLC is subject to CRR and CRD, each as amended, which implement the Basel III framework.
Under this framework, Barclays Bank Ireland PLC is identified as an O-SII by the CBI, which has imposed an O-SII buffer on
Barclays Bank Ireland PLC of 1%.
The implementation of the final part of Basel III (Basel 3.1) is effected through CRR III which has applied since January 2025, save for those provisions relating to the Fundamental Review of the Trading Book (or FRTB), which have been deferred until
January 2027 by the European Commission through a Delegated Regulation. The European Commission is also consulting on the approach for implementing the FRTB. The European Banking Authority (EBA) has issued a no-action letter recommending that competent authorities not prioritise enforcement of the new boundaries of the trading book. Given the most recent revision to the timetable for the implementation of Basel 3.1 in the UK to January 2027 (which was triggered by uncertainties in relation to the US implementation), this currently aligns the EU with the UK. The EU implementation otherwise largely follows Basel 3.1 and has significant overlap with the proposed UK rules, save for important divergences, for example on certain exposure classes, risk weights and application of models.
The European Commission has also proposed a new approach to securitisation from a prudential perspective with a view to stimulating the market in securitised products.
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
Recovery and Resolution
Stabilisation and resolution framework
The current UK framework for recovery and resolution was established by the Banking Act 2009, as amended. The EU framework was established by the 2014 Bank Recovery and Resolution Directive (BRRD), as amended by BRRD II.

Barclays Bank PLC 2025 Annual Report on Form 20-F	159
Risk review
Supervision and regulation
The BoE, as the UK resolution authority, has the power to resolve a UK financial institution that is failing or likely to fail by exercising certain stabilisation tools, including (i) bail-in: the cancellation, transfer or dilution of a relevant entity’s equity and write-down or conversion of the claims of a relevant entity’s unsecured creditors (including holders of capital instruments)
and conversion of those claims into equity as necessary to restore solvency; (ii) the transfer of all or part of a relevant entity’s business to a private sector purchaser; and (iii) the transfer of all or part of a relevant entity’s business to a “bridge bank”
controlled by the BoE. When exercising any of its stabilisation powers, the BoE must generally provide that shareholders bear first losses, followed by creditors in accordance with the priority of their claims in insolvency.
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
The BoE’s preferred approach for the resolution of the Barclays Group is a bail-in strategy with a single point of entry at
Barclays PLC. Under such a strategy, Barclays PLC’s subsidiaries (including entities within Barclays Bank Group) would remain operational while Barclays PLC’s capital instruments and eligible liabilities would be written down or converted to equity in order to recapitalise the Barclays Group and allow for the continued provision of services and operations throughout the resolution. The order in which the bail-in tool is applied reflects the hierarchy of capital instruments under applicable UK legislation and rules, and otherwise respecting the hierarchy of claims in an ordinary insolvency. Accordingly, the more subordinated the claim, the more likely losses will be suffered by owners of the claim.
The PRA has made rules that require authorised firms to draw up recovery plans and resolution packs. Recovery plans are designed to outline credible actions that authorised firms could implement in the event of severe stress in order to restore their business to a stable and sustainable condition. The submission of resolution packs was suspended by the PRA in 2018 until further notice and replaced by annual resolution reporting. It continues to be suspended pending PRA assessment of areas of potential duplication between different reporting expectations. The Barclays Group, however, is required to provide the PRA with a recovery plan periodically, although the Barclays Group maintains and refreshes this on an annual basis.
Removal of potential impediments to an orderly resolution of a banking group or one or more of its subsidiaries is considered as part of the BoE’s resolution planning for each firm, and the BoE can require firms to make significant changes in order to enhance their resolvability through exercising its various powers to direct to address any firm relevant issues.
Under the BoE’s Resolvability Assessment Framework (RAF), firms are required to have in place capabilities covering three resolvability outcomes: (i) adequate financial resources; (ii) being able to continue to do business through resolution and restructuring; and (iii) being able to communicate and co-ordinate within the firm and with authorities. Barclays Group’s second self-assessment report on resolvability under the RAF was submitted to the PRA/BoE in 2023 and the BoE’s assessment on the report was published in August 2024. The BoE identified that there were no shortcomings, deficiencies or substantive impediments in the Barclays Group’s capabilities that could impede Barclays’ ability to execute the preferred resolution strategy. The BoE did note that there were three areas for further enhancement relating to the provision of timely valuations, in respect of operational continuity in resolution relating to the inclusion of resolution-resilient language in service contracts, and restructuring planning. Barclays is taking steps to ensure that these enhancements are made as part of Barclays’ broader commitment to further embed, test and refine the Group’s resolution capabilities and operational preparedness for resolution. In January 2025, amendments to the PRA rules were introduced that require firms to make submissions under the relevant resolution rules on a ‘periodic’ basis rather than the previous fixed two-year cycles (PS1/25).
The BoE and PRA require firms to submit their next resolution self-assessment in 2026, with a public disclosure to be made in 2027.
While regulators in many jurisdictions have indicated a preference for single point of entry resolution for the Barclays Group, additional resolution or bankruptcy provisions may apply to certain non-UK Barclays Bank Group entities or branches.
In the EU, Barclays Bank Ireland PLC is required by the ECB to submit a standalone BRRD compliant recovery plan on an annual basis. As a Significant Institution under direct ECB supervision, Barclays Bank Ireland PLC falls within the remit of the
Single Resolution Board (SRB). Under the provisions of the BRRD and EU Single Resolution Mechanism Regulation (SRMR),
the SRB is required to determine the optimal resolution strategy for Barclays Bank Ireland PLC and, also, to prepare a resolution plan for the bank. The SRB undertakes this work within the context of the BoE’s preferred resolution strategy of single point of entry with bail in at Barclays PLC. In order to carry out its mandate, the SRB collects detailed structural and other information from Barclays Bank Ireland PLC on a regular basis, as well as engaging with the bank to identify and address impediments to resolution. This work is done in coordination with the BoE, as the Barclays Group’s resolution authority. Barclays Bank Ireland PLC meets the SRB’s requirements for resolution as set out in the SRB’s ‘Expectations for
Banks’.
In April 2023, the European Commission also proposed certain reforms to strengthen the EU’s bank crisis management and deposit insurance (CMDI) framework, including extending depositor protection to public entities and client money deposited

Barclays Bank PLC 2025 Annual Report on Form 20-F	160
Risk review
Supervision and regulation
in certain types of client funds. The EU legislative process remains ongoing and the future of this proposal is not yet clear in the new legislative cycle of 2024-2029.
In the US, Title I of the Dodd-Frank Act (DFA), as amended, and the implementing regulations issued by the FRB and the
FDIC require each foreign-based bank holding company with assets of $250bn or more, including those within the Barclays
Group, to prepare and submit a plan for the orderly resolution of subsidiaries and operations that are domiciled in the US or conducted in whole or material part in the US in the event of future material financial distress or failure. The Barclays Group submitted a “targeted plan” in December 2021. The agencies did not identify any shortcomings or deficiencies with the
Barclays Group’s 2021 US Resolution Plan. In August 2024, the FRB and FDIC finalised new guidance for foreign triennial full filers (such as the Barclays Group) that would affect the content required to be included in the US Resolution Plan. The final guidance generally represents an expansion of the current 165(d) resolution planning guidance applicable to the Barclays
Group. The Barclays Group submitted its “full” US Resolution Plan in respect of its US operations on 1 October 2025.
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
TLAC and MREL
The Barclays Group is under the supervision of the BoE, as the UK resolution authority, and is subject to a Minimum
Requirement for Own Funds and Eligible Liabilities (MREL), which includes a component reflecting the FSB’s standards on total loss absorbing capacity (TLAC).
Since 1 January 2022, G-SIBs with resolution entities incorporated in the UK have been required to meet an MREL equivalent to the higher of: (i) two times the sum of their Pillar 1 and Pillar 2A requirements; or (ii) the higher of two times their leverage ratio requirement or 6.75% of leverage exposures. The Barclays Group is also required to meet binding external
MRELs in 2025 on the basis of a bail-in resolution strategy comprising a binding minimum capital requirement of 12.8% of
RWAs, MREL of 25.7% of RWAs, and a loss-absorbing capacity (MREL plus buffers) of 30.5% of RWAs. Internal MREL for material subsidiaries is subject to a scalar in the 75-90% range of the external requirement that would apply to the subsidiary if it were a resolution entity. On 15 July 2025, the BoE published a policy statement on amendments to its statement of policy (the MREL SoP) regarding its approach to setting MREL, which took effect on 1 January 2026. The focus of the amendments is consolidation and simplification through the restatement (where appropriate and with modifications)
of provisions relating to TLAC in the MREL SoP. Barclays Bank Ireland PLC is subject to the SRB’s MREL policy, as issued in
May 2024, in respect of the internal MREL that it will be required to issue to the Barclays Group. The SRB’s current calibration of internal MREL for non-resolution entities is expressed as two ratios that have to be met in parallel: (a) two times the sum of: (i) the firm’s Pillar 1 requirement; and (ii) its Pillar 2 requirement; and (b) two times the leverage ratio requirement. The SRB’s policy does not apply any scalar in respect of the internal MREL requirement. Under the SRB MREL policy, a bank specific adjustment and a market confidence charge can be applied by the SRB to MREL requirements. Since 1
January 2024, a revised deduction regime applies for the indirect subscription of instruments eligible for internal MREL to avoid the double-counting of MREL elements at the level of intermediate entities within a resolution group.
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
The Financial Services Compensation Scheme (FSCS)
The UK has a statutory compensation fund called the Financial Services Compensation Scheme (FSCS), which is intended to protect customers on the failure of authorised financial services firms, and which is funded by way of annual levies on most authorised firms. The maximum cover under the FSCS in relation to a deposit is £120,000 per eligible depositor per bank.
The Bank Resolution (Recapitalisation) Act 2025 introduced a new option for funding the continuity of banking services through the recapitalisation of a failing firm. The funds needed for recapitalisation may now be provided by the FSCS at the direction of the Bank of England and subsequently recouped via a levy on firms. This option may support the sale of all, or part, of the firm to a private sector purchaser or a transfer to a bridge bank, where that is judged to be in the public interest.
This expands the functions of the FSCS in relation to the failure of deposit takers beyond enabling the making of compensation payments to eligible depositors of failed banks to include enabling the making of recapitalisation payments where required to do so by the Bank of England acting as resolution authority.
Structural reform
In the UK, the Financial Services (Banking Reform) Act 2013 put in place a framework for ring-fencing certain operations of large banks. Ring-fencing requires, among other things, the separation of the retail and SME deposit-taking activities of UK

Barclays Bank PLC 2025 Annual Report on Form 20-F	161
Risk review
Supervision and regulation
banks from wholesale and investment banking operations into a legally distinct, operationally separate and economically independent entity (i.e. a ‘ring-fenced bank’), which is not permitted to undertake a range of activities. Under FSMA, the PRA is required to review its ring-fencing rules every five years following the rules coming into force, with the first report having been published in January 2024. The PRA intends to consult in due course on targeted reforms to its ring-fencing rules as a result of its review, although the overall conclusion was that most of those rules are performing satisfactorily. Separately,
HM Treasury has introduced legislative amendments to implement near-term reforms to the ring-fencing regime which took effect in February 2025. These reforms have, amongst other measures, increased the core deposit threshold (which determines whether a UK bank is subject to the ring-fencing regime) from £25bn to £35bn, exempted predominantly retail-
focused banks from the ring-fencing regime by introducing a secondary threshold (referred to as the trading assets exemption), permitted ring-fenced banks to establish branches and subsidiaries outside of the UK or the EEA (subject to PRA rules) and introduced a new four-year transition period for UK non-ring-fenced banks to comply with the ring-fencing regime following mergers or acquisitions.  In the UK Chancellor’s 2025 Mansion House speech the UK Government committed to meaningful reform of the UK's ring-fencing regime, with HM Treasury confirming it will undertake a short review of the ring-fencing regime, working with the BoE and reporting into the Economic Secretary to HM Treasury. The review will focus on allowing ring-fenced banks to provide more products and services to UK businesses, addressing inefficiencies in how ring-fencing is applied to banking groups, and examining the case for allowing banks to share resources and services more flexibly across the ring-fence. The review is expected to report by early 2026.
In the EU, structural reform is taking the form of further integration of the banking union and on the financial markets side the Savings and Investment Union (SIU), which intends to further consolidate and integrate financial and capital markets in the EU. This will coincide with an increasing focus on legislation by way of directly applicable regulations and the intended transfer of further supervisory powers to the European Supervisory Authorities (ESAs), including, in particular, the European
Securities and Markets Authority (ESMA). Aside from the SIU, which consists of a number of initiatives, structural reform in the EU will also occur through the Retail Investment Strategy (RIS), which intends to incentivise further retail investment in the EU. Under the RIS, retail investors should receive a higher level of investor protection, the use of inducements will be limited, information to client will focus on value for money over less tangible aspects and there will be increasing efforts to improve financial literacy and crack down on financial influencers and other unregulated investment advisers.
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
The wholesale financial markets in the EU are facing reform to further harmonise supervision of financial markets and market infrastructure and integrate the approach to the EU financial markets under the Markets in Financial Instruments
Directive and Markets in Financial Instruments Regulation (collectively referred to as MiFID II), which will affect how the
Barclays Bank Group transacts with counterparties and customers in the EU and how it packages its investment services.
Various aspects of MiFID II and related legislation have been subject to change as a result of the EU’s ongoing focus on regulatory simplification and the development of the SIU, with a goal of increasing the involvement of investors in the EU financial markets. As part of this, in December 2025 the European Commission announced its plan for the further development of capital market integration and supervision within the EU, which will lead to significant central securities depositories (CSDs), central counterparties (CCPs) and trading venues being subjected to direct supervision by the ESMA.
This follows the trend of granting ESMA supervisory powers over key market infrastructure parties, such as trade repositories, consolidated tape providers and credit rating agencies.
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
impacts on the Barclays Bank Group, including by imposing collateral requirements on the Barclays Bank Group, as well as a requirement to centrally clear certain OTC derivatives contracts with certain market participants. Following the UK’s departure from the EU, EMIR rules were onshored into English law and now form part of UK assimilated law (UK EMIR).

Barclays Bank PLC 2025 Annual Report on Form 20-F	162
Risk review
Supervision and regulation
Access to the clearing services of certain Central Counterparties (CCPs) used by Barclays Bank Group entities is currently permitted under temporary equivalence and recognition regimes in the UK and the EU. In the UK, the temporary recognition regime for non-UK CCPs has now been extended until the end of December 2027. Targeted amendments to the UK EMIR reporting framework were implemented in September 2024, which aimed to align the regime with international guidance
(where appropriate). In August 2025, the PRA published a policy statement on amendments to trade repository reporting requirements under UK EMIR. The implementation date for these changes is 26 January 2026.
In the EU, access to the clearing services of certain non-EU CCPs used by Barclays Bank Group entities is permitted through recognised third country CCPs. For UK CCPs, this recognition is currently envisaged to end on 30 June 2028. In April 2024, amendments to the EU EMIR reporting requirements (relating to the details and formats of reports, for example) introduced by regulatory and implementing technical standards under the EMIR REFIT Regulation took effect. Further proposals to amend the EU EMIR framework (Regulation (EU) 2024/2987 and Directive (EU) 2024/2994, referred to collectively as EMIR
3) came into force on 24 December 2024. The changes introduced by EMIR 3 seek to reduce the reliance and exposure to third-country CCPs and enhance the competitiveness of CCPs in the EU. EMIR 3 will require EU entities to clear a representative amount of their trades through EU authorised CCPs, as part of the new “active account” regime which requires certain financial and non-financial counterparties exceeding the clearing threshold in defined categories of derivative contracts to hold at least one clearing account at CCPs authorised in the EU. These changes aim to reduce the concentration of exposures to systemically important UK CCPs in particular, but other EMIR 3 changes will also apply. For example, EMIR 3 will amend the intragroup transactions definition, removing the need for equivalence decisions to have been issued, which may make it easier to rely on the relevant intragroup exemptions in respect of clearing and margin requirements.
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
Accordingly, Barclays Bank PLC and Barclays Bank Ireland PLC are both subject to CFTC rules on business conduct, record-
keeping and reporting, and Barclays Bank PLC is subject to SEC rules on business conduct, record-keeping and reporting.
However, since Barclays Bank PLC and Barclays Bank Ireland PLC are non-US swap dealers, and Barclays Bank PLC is a non-
US security-based swap dealer, whether and the extent to which such CFTC or SEC requirements apply to any particular swap transaction may depend on whether the counterparty to such swap transaction is a US person or guaranteed by or affiliated with a US person, or whether the transaction is arranged, negotiated, or executed by US-based Barclays personnel.
Additionally, Barclays Bank PLC and Barclays Bank Ireland PLC have elected to comply with certain CFTC/SEC requirements, as applicable, through ‘substituted compliance’ with EU/UK requirements pursuant to relevant determinations and related relief issued by the CFTC and the SEC, as applicable.
Barclays Bank PLC and Barclays Bank Ireland PLC are subject to FRB rules on capital and margin.
In 2024, the CFTC adopted amendments to its capital and financial reporting requirements for swap dealers. The new rules codify certain no-action relief and add specificity as to existing reporting requirements.
Other significant regulatory developments in the US
In 2024, the standard settlement cycle in the U.S. for most broker-dealer transactions in securities was shortened from two business days after the trade (T+2) to one business day after the trade (T+1). The UK and EU markets will seek to introduce similarly shortened settlement cycles.
On 13 October 2023, the SEC adopted new rules to establish broad reporting requirements of the terms of securities loans to
FINRA for public dissemination, and requiring FINRA to make publicly available certain information it receives regarding those lending transactions. On the same day, the SEC also adopted new rules requiring a wide range of firms to file monthly reports with the SEC for large short positions in equity securities on a new Form SHO and amendments to the National
Market System plan governing the Consolidated Audit Trail, which adds an additional reporting requirement for CAT-
reporting firms relying on the bona fide market maker exception to Reg SHO’s locate requirement. These reporting rules
(with respect to the securities lending and monthly large short positions reporting requirements, but not the bona fide market maker identifier) were successfully challenged in court, and have been remanded to allow the agency to consider the

Barclays Bank PLC 2025 Annual Report on Form 20-F	163
Risk review
Supervision and regulation
rules’ cumulative impact. On 3 December 2025, the SEC provided an extension of the compliance dates for large short position reporting to 2 January 2028 and for securities lending reporting to 28 September 2028.
On 13 December 2023, the SEC adopted rule amendments under the Exchange Act that, among other things, will mandate central clearing of certain US Treasury securities transactions and amend the broker-dealer customer protection rule as it applies to margin posted for certain transactions in US Treasury securities. These rule amendments could impose additional costs on the Barclays Bank Group’s Treasury securities trading activity. Although there is some discussion as to whether deadlines for implementation might be extended, the amended rule’s compliance date has been extended to 31 December
2026 for cash transactions and 30 June 2027 for repurchase transactions.
On 18 September 2024, the SEC unanimously amended certain rules under Regulation NMS (National Market System) to adopt variable minimum pricing increments, reduce access fee caps for protected quotations, and require that the amount of exchange fees and rebates be determinable at the time of execution, among other changes. The rule survived a recent challenge and the SEC has extended the compliance timelines for the amendments regarding the minimum pricing increment and access fee caps until November 2026 and the exchange fee determinability rule until February 2026.
On 20 December 2024, the SEC adopted amendments to the broker-dealer customer protection rule to require certain broker-dealers to perform their reserve computations for accounts of customers and proprietary accounts of broker-dealers and make any required deposits into their reserve bank accounts daily rather than weekly. As a result of the amendments,
BCI will be required to adjust its existing processes to move from a weekly to a daily computation. The compliance date for the rule change was initially 31 December 2025; however, the SEC has extended the compliance date until 30 June 2026.
Other regulation
Consumer protection, non-financial misconduct, SMCR reform, account closures and push payment fraud
The FCA’s consumer duty has effect in relation to new and existing products or services that are open to sale or renewal, as well as closed products and services. The duty sets higher expectations for the standard of care that firms provide to retail customers and impacts all aspects of Barclays’ retail businesses, including every retail customer journey, product and service as well as Barclays Bank Group’s relationships with partners, suppliers and third parties. There are ongoing costs for the industry as a result of extensive monitoring and evidential requirements in respect of the consumer duty. The FCA has engaged with the industry on streamlining its rules in light of the introduction of the consumer duty, and will continue to look for opportunities to streamline requirements and reduce complexity for businesses. The consumer duty remains a priority for the FCA for its supervision of the retail banking industry and its expectations for firms to embed the consumer duty into their culture and purpose continue in 2026.
Other areas of strategic priority for the FCA’s supervision include the fair treatment of customers in financial difficulty, access for customers to payment accounts and banking services (discussed further below), compliance with operational resilience rules, the continued management of financial crime and fraud risks, and the role of banks in developing sustainable finance offerings and the importance of ensuring that sustainability-related claims associated with products are clear, fair and not misleading. The FCA is consulting on an industry-wide compensation scheme for motor finance customers who were treated unfairly, following the landmark Supreme Court judgement in Johnson v FirstRand Bank Ltd
(London Branch) (t/a MotoNovo Finance) [2025] UKSC 33. In Johnson, the Supreme Court found that an unfair relationship under the Consumer Credit Act 1974 existed between a motor finance lender and its customer, based on the particular facts of the case.
The final terms of the compensation scheme remain uncertain pending responses to the FCA’s consultation paper and publication of the FCA's Policy Statement and final scheme rules, which is currently expected in early 2026. Accordingly, the legal and regulatory outcomes and the nature, extent and timing of any remediation action, if required, remain uncertain.
On 12 December 2025, following its 2 July 2025 consultation paper (CP25/18). the FCA published its policy statement in relation to tackling non-financial misconduct in financial services (PS25/23). The policy statement provides firms with more power to take robust action against serious misconduct and provides further clarity on situations where non-financial misconduct amounts to a breach of the FCA’s rules. The new guidance comes into force on 1 September 2026 alongside the new FCA rule explicitly covering bullying, harassment and violence.
In July 2025, the PRA and the FCA both released consultation papers (CP18/25 and CP25/21) regarding SMCR reform, including allowing greater flexibility for firms where unexpected or temporary changes in management are required. The UK government is also considering the abolition of the certification regime to replace this with a more proportionate approach.
HM Treasury previously announced plans to increase the notice period for closing accounts to 90 days and introduce a requirement to provide reasons for the decision to exit (save in financial crime exits), which have now been enshrined through statutory instrument (The Payment Services and Payment Accounts (Contract Termination)(Amendment)
Regulations 2025) that are to take effect from April 2026.
FSMA 2023 contains provisions mandating that the Payment Systems Regulator (PSR) and any successor regulator
(including, as described above, the potential transfer of the PSRs functions to the FCA) require the reimbursement of authorised push payment scams by payment service providers, including Barclays. This new reimbursement requirement

Barclays Bank PLC 2025 Annual Report on Form 20-F	164
Risk review
Supervision and regulation
took effect in October 2024. It has imposed a maximum reimbursement limit of £85,000 with costs split 50:50 between the sending and receiving firms. Similar but less stringent rules will apply in the EU with the expected adoption in 2026 of the proposed amendment to the Payment Services Directive and the new Payment Services Regulation (together known as
PSD3).
In the EU, new initiatives such as the proposed Regulation on Financial Data Access (FIDA) establish a framework on data sharing between financial institutions at the initiative of customers, allowing financial institutions to better tailor products and services.
In the US, changing federal enforcement priorities and legal interpretations regarding diversity and inclusion programmes present unknown and evolving risks.
Data protection
Most jurisdictions where the Barclays Bank Group operates have adopted or are considering comprehensive laws concerning data protection and privacy. Regulations regarding data protection are increasing in number, as well as levels of enforcement, as manifested in increased amounts of fines and the severity of other penalties. We expect that personal privacy and data protection will continue to receive attention and focus from regulators, as well as public scrutiny and attention. As the global data protection regulatory landscape continues to evolve, non-compliance with applicable requirements may result in regulatory fines and other penalties. In response to ongoing legal and regulatory developments, the Barclays Bank Group will continue to assess potential regulatory nexus arising from its operational and geographic footprint.
The EU’s General Data Protection Regulation (GDPR) and the UK’s General Data Protection Regulation (UK GDPR) provide a framework of rights and duties designed to safeguard personal data and apply to the activities conducted from an establishment in the EU or the UK, respectively. The extraterritorial effect of the GDPR and the UK GDPR means entities established outside the EU or the UK may fall respectively within the GDPR or the UK GDPR’s ambit when offering goods or services to EU/UK based customers or clients or conducting behavioural monitoring of individuals in the EU/UK. The UK’s
Data (Use and Access) Act 2025 (DUAA) became law on 19 June 2025, with the first provisions coming into force on 19
August. One of the effects on the DUAA is a divergence between the EU GDPR and UK GDPR, including the threshold approach to international data transfers, and more flexible rules for automated decision-making. Most provisions of the EU’s
Data Act (Regulation (2023/2854) came into effect on 12 September 2025. The Act aims to enhance the availability and reuse of data generated by consumers and businesses, particularly from connected products and related services, by granting users easier access to their data and enabling share between service providers.
The data regime in China is likely to continue to evolve, governing the collection, processing and cross-border transfers of
China-based individuals' personal data and restricted data as defined in national and sectoral rules (e.g., macro/derived characteristics data which, if tampered with, divulged or destroyed, may endanger China's economic operation, social stability, national security - among other things - having regard to the volume and granularity of the data). In India, the implementation rules of the Digital Personal Data Protection Act, 2023 (namely Digital Personal Data Protection Rules,
2025) has been published on 13 November 2025 to fully implement the Act in 2027 in a phased manner for a robust mechanism of privacy protection and rights. Except under certain exemptions, its scope would include the processing of personal data in India and would extend to the processing of, and offering goods and services to, India-based individuals outside of India.
In the US, Barclays Bank Delaware is subject to the US Gramm-Leach-Bliley Act (GLBA) and the California Consumer Privacy
Act of 2018, as amended by the California Privacy Rights Act of 2020 (CPRA). The GLBA limits the use and disclosure of non-public personal information to non-affiliated third parties, and requires financial institutions to provide written notice of their privacy policies and practices and implement certain information security policies and practices. Any violations of the
GLBA could subject Barclays Bank Delaware to additional reporting requirements or regulatory investigation or audits by the financial regulators. More broadly, the Barclays Bank Group’s US operations are subject to the CPRA which applies to personal information that is not collected, processed, sold or disclosed subject to the GLBA. The CPRA requires applicable members of the Barclays Bank Group to both provide California residents with additional disclosures regarding the collection, use and sharing of personal information and grant California residents access, deletion, correction and other rights, including the right to opt-out of certain sales or transfers of personal information and the right to limit the processing of sensitive personal information to certain purposes. Additionally, in September 2025, the California Privacy Protection
Agency amended the CPRA regulations, with various implementation deadlines through 2028. The amended CPRA regulations contain significant updates, including compliance obligations for use of automated decision making technologies to make a signification decision (including financial, lending and employment-related decisions) about a consumer, risk assessment obligations and requirements to conduct cybersecurity audits. Any violations of the CPRA may be subject to enforcement by the California Privacy Protection Agency and the California Attorney General and the
imposition of monetary penalties, as well as potential lawsuits arising from the private right of action provided to California residents in the case of certain data breaches. Bills proposed in the United States Congress and in the legislatures of various
US states from time to time, if enacted, may have further impact on the data privacy practices of Barclays’ US operations. In addition, all 50 states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others.

Barclays Bank PLC 2025 Annual Report on Form 20-F	165
Risk review
Supervision and regulation
In May 2024, the SEC adopted amendments to expand the scope of and introduce new requirements under Regulation S-P, a set of privacy rules adopted pursuant to the GLBA and the Fair and Accurate Credit Transactions Act of 2003 that govern the treatment of non-public personal information about consumers by certain financial institutions, including BCI. In addition to expanding the scope of customer information protected under Regulation S-P’s safeguards and disposal rules, the amendments will require covered financial institutions to (i) develop, implement and maintain written policies and procedures for an incident response programme reasonably designed to detect, respond to and recover from unauthorised access to or use of customer information, (ii) notify individuals whose sensitive customer information was, or is reasonably likely to have been, accessed or used without authorisation as soon as practicable, but not later than 30 days, after becoming aware that an incident has or is reasonably likely to have occurred and (iii) establish, maintain and enforce written policies and procedures reasonably designed to require oversight and monitoring of service providers, including by requiring relevant service providers to provide notification to the covered institution as soon as possible, but no later than 72 hours, after becoming aware of a breach in security has occurred resulting in unauthorised access to a customer information system maintained by the service provider.
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
Compliance with this rule will be phased in over several years, with the first set of requirements taking effect from 1 April
2026, and with Barclays Bank Delaware becoming subject to the rule on 1 April 2027. However, in August 2025, the CFPB released an Advanced Notice of Proposed Rulemaking, titled “Personal Financial Data Rights Reconsideration”, to seek comments related to implementation of Section 1033, and, in October 2025, the US District Court for the Eastern District of
Kentucky issued a preliminary injunction preventing the CFPB from enforcing the Required Rulemaking on Personal Financial
Data Rights while the rule is reconsidered.
Finally, jurisdictions are increasingly enacting data localisation laws that require certain categories of data to be stored within specific geographic boundaries or not be accessible in certain specified foreign jurisdictions or by certain foreign actors. For example, the Department of Justice's final rule implementing Executive Order 14117 prohibits or restricts certain transactions that may enable access by countries of concern or covered persons to US Government-related data or
Americans' bulk sensitive personal data. In a review of its cross-border data transfer process, Barclays Bank Group found no transactions implicated by the rule and is implementing measures to ensure continued compliance with the rule.
Cybersecurity, cryptoassets and operational resilience
Regulators globally continue to focus on cybersecurity risk management, organisational operational resilience and overall soundness across all financial services firms, with customer and market expectations of uninterrupted access to financial services remaining at an all-time high.
The regulatory focus has been further heightened by the increasing number of high-profile ransomware and other supply chain attacks seen across the industry in recent years and the growing reliance of financial services on Cloud and other third party service providers. This is evidenced by the continuing introduction of new laws and regulatory frameworks directed at enhancing resilience of both firms and their critical third party providers. The UK operational resilience framework introduced in March 2021 requires in-scope firms to identify their important business services, set impact tolerances metrics for the maximum tolerable level of disruption for each important business service, and carry out an annual self-assessment of the firm’s operational resilience, which is approved by the board and informed by the firm’s scenario testing regime. In
December 2024, the FCA and the PRA each published a consultation paper (CP24/28 and CP17/24 respectively) on proposals for firms to report operational incidents and their material third party arrangements to enhance the operational resilience framework. The FCA’s consultation period ended in March 2025 and we are still expecting publication of its finalised rules. The PRA has stated that the proposed implementation date for its proposals will be no earlier than the second half of 2026.
The UK Government’s response to its consultation on proposed legislative measures on ransomware was published in July
2025, considering proposals for the introduction of a ransomware payment prevention regime and mandatory incident reporting. It is unclear at this stage whether or how these proposals will be reflected in legislation and/or regulation, but if progressed they would constitute the first specific measures in UK law to counter ransomware payment.
On 17 July 2024, the Basel Committee on Banking Supervision (BCBS) finalised revisions to the prudential framework for banks’ exposures to cryptoassets. The standards set out minimum requirements, which means implementation by BCBS members may result in stricter standards that may include outright prohibition in bank dealings in certain cryptoassets.
Implementation of the standards by member jurisdictions, including the PRA and BoE, was expected by 1 January 2026, although the BCBS announced in November 2025 that it intends to conduct a further, targeted review of the standards.
Furthermore, on 6 November 2023, the PRA published a ‘Dear CEO’ letter setting out its expectations for deposit-takers which plan to introduce innovations in the use of deposits, e-money and regulated stablecoins. In this letter, the PRA provided that deposit-taking entities must only provide innovations in digital money to retail customers in the form of

Barclays Bank PLC 2025 Annual Report on Form 20-F	166
Risk review
Supervision and regulation
deposits, and any issuance of e-money or regulated stablecoins to retail customers must be done from separate non-deposit taking entities within the banking group. Separately, amendments to the Money Laundering, Terrorist Financing and
Transfer of Funds (Information on the Payer) Regulations 2017 (MLRs) have brought cryptoassets within the scope of AML restrictions, including customer due diligence requirements and the FATF travel rule. Banks must therefore comply with these requirements when facilitating transactions in cryptoassets. The Financial Services and Markets Act 2000
(Cryptoassets) Regulations 2026 will introduce new regulated activities in relation to certain categories of cryptoassets from
25 October 2027, and enable the FCA to issue directions, guidance and rules in advance of full commencement on 25
October 2027.
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
The EU’s Digital Operational Resilience Act (DORA) entered into force in January 2023 and has applied from 17 January
2025, introducing comprehensive and sector specific regulation on Information Communication Technologies (ICT) incident reporting, testing and third party risk management, and provides for direct oversight of critical third party providers servicing the EU financial services sector. Firms which do not meet the regulations under DORA can face significant fines and other regulatory measures. Particularly for systemic banks, (digital) operational resilience and cybersecurity are at the forefront of the ECB’s and other supervisory authorities’ priorities.
The EU’s Network and Information Security (NIS) Directive, which aimed to improve the resilience of network and information systems in the EU against cybersecurity risks, has been updated. The revised version, NIS2, applies from 18
October 2024 and imposes stricter security, governance and incident reporting requirements. Failure to comply can lead to significant fines and senior manager liability among other things. By 17 April 2025, EU member states were required to identify and list the specific entities that fall within the scope of NIS2. The extraterritorial effect of NIS2 means entities established outside the EU may fall within its ambit if providing certain services in the EU. The UK’s original NIS Directive was transposed into UK law under the NIS Regulations 2018. These regulations are set to be strengthened under the new Cyber
Security and Resilience Bill, which was introduced to Parliament on 12 November 2025. The Bill aims to enhance national resilience by expanding the scope of the regulations to cover more digital services and supply chains, increase incident reporting, and grant regulators greater powers to collect information and investigate potential vulnerabilities.
In 2023, the SEC adopted disclosure rules regarding cybersecurity risk management, governance and incident reporting by
US-listed companies, including foreign private issuers such as Barclays PLC and Barclays Bank PLC. Pursuant to those rules, if Barclays PLC or Barclays Bank PLC are required or determine to disclose material cybersecurity incidents under home country or stock exchange rules, they are required to also furnish this information with the SEC on the SEC's website, in accordance with their obligations as foreign private issuers.
In late 2023, the New York Department of Financial Services (NYDFS) amended its cybersecurity regulation applying to the
New York Branch of Barclays Bank PLC, with various implementation deadlines through November 2025. The NYDFS’s amended cybersecurity regulation contains significant updates, including enhanced notification requirements, cybersecurity governance obligations, and requirements applicable to cybersecurity policies and procedures. In May 2025, requirements to conduct automated scans or manual reviews of information systems for vulnerability management, to implement policies governing access privileges and to implement certain controls for monitoring and responding to threats (such as controls designed to protect against malicious code) went into effect, and in November 2025, requirements to expand multi-factor authentication and to implement policies and procedures for the creation and maintenance of an asset inventory became effective.
The existing and anticipated requirements specified in the UK, EU, and US for increased controls will serve to improve industry standardisation and resilience capabilities, enhancing Barclays Bank Group’s ability to deliver services during periods of potential disruption. Such measures are resulting in increased technology and compliance costs for the Barclays
Bank Group.
Artificial intelligence
A number of jurisdictions where the Barclays Bank Group operates have adopted or are considering adopting new laws regulating artificial intelligence (AI).
The EU’s Artificial Intelligence Act (EU AI Act), which entered into force on 1 August 2024, provides rights and duties designed to ensure the safe and ethical deployment of AI. The EU AI Act requires organisations to ensure suitable levels of AI literacy within their workforce (albeit this obligation may be removed as a result of the EU’s Digital Omnibus proposals put forward in November 2025) and categorises AI systems based on their level of risk. It has a phased approach to compliance, with the literacy obligations and the first set of requirements prohibiting certain uses of AI having applied from 2 February
2025, and rules on general purpose AI models having applied from 2 August 2025. It also establishes a rigorous compliance regime for high-risk AI applications (which provisions apply from 2 August 2027, subject to possible delay under the EU’s

Barclays Bank PLC 2025 Annual Report on Form 20-F	167
Risk review
Supervision and regulation
Digital Omnibus proposals). The extraterritorial effect of the EU AI Act means entities established outside the EU fall with the
EU AI Act’s ambit if they provide or deploy AI in the EU or the output of their AI is used in the EU.
In the U.S. on the other hand, some states are considering enacting or have already enacted comprehensive laws that adopt risk-based frameworks and principles (such as Colorado’s An Act Concerning Consumer Protections In Interactions with AI
Systems and the Texas Responsible AI Governance Act), while other states are focusing on applications perceived as higher-
risk (such as laws regulating the use of automated decision tools and AI in recruitment, hiring, promotion, and other employment decisions). Comprehensive state laws impose heightened obligations on developers and deployers of high-risk
AI systems (which include tools that make financial, lending and employment-related decisions), such as by requiring impact assessments, transparency disclosures and risk-management controls. Laws regulating higher risk applications, such as New York City Local Law 144 and amendments to civil rights laws in California and Illinois, require employers to conduct bias audits, provide transparency through notice to candidates and employees, ensure such systems do not discriminate against applicants or employees on the basis of protected classes, and maintain records of automated-decision system data and audit results.
Notably, however, in December 2025, President Trump signed an executive order outlining various plans to attempt to restrict certain U.S. states from enforcing their own AI laws, in favour of a “single national framework”. The Barclays Bank
Group is continuing to monitor these developments and the applicability of state laws regulating AI.
Regulatory initiatives on sustainability
Regulatory initiatives on sustainability in the UK
In the UK, the FCA published final rules on the UK Sustainability Disclosure Requirements regime in November 2023 which set out new requirements to prepare sustainability-related product and entity level disclosures for certain firms, as well as a new sustainable investment labelling regime and anti-greenwashing rule applicable to all authorised firms. The new anti-
greenwashing rule (and associated guidance) came into force on 31 May 2024 and the labelling regime was made available from 31 July 2024, whilst the disclosure regime continues to be implemented on a phased basis from late 2024 until the end of 2026. In April 2025, the FCA confirmed that it had paused plans to extend the SDR and investment labels regime to portfolio management.
The Digital Markets, Competition and Consumers Act 2024 (DMCCA) received Royal Assent in May 2024, introducing major updates to UK competition and consumer protection laws. These reforms included the expansion of the powers held by the
Competition and Markets Authority (CMA), in relation to digital markets, merger control and antitrust rules, as well as consumer law. As a result of those reforms, the CMA is able to directly impose significant fines of up to 10% of global turnover for breaches of consumer protection law. As one of the regulators entrusted with consumer protection in the UK, the CMA has been actively focusing on misleading environmental claims. The CMA has the ability to investigate potential breaches of consumer protection laws by financial services firms also, and the FCA will be able to make recommendations to the CMA to exercise its powers under the DMCCA. The DMCCA also simplifies and enhances the process by which the regulators may obtain enforcement orders and undertakings for breaches of consumer law. The Advertising Standards
Authority is responsible for regulating the content of advertisements, sales promotions and direct marketing in the UK, and has also been focusing on greenwashing, including investigating and making rulings against advertisements from financial services firms due to greenwashing.
In its election manifesto, the Government stated that it would mandate UK regulated financial institutions and FTSE 100 companies to develop and implement credible transition plans that align with the 1.5°C goal of the Paris Agreement.
Consequently, it consulted on how best to take that commitment forward in June to September 2025 but has yet to publish the outcome. The UK’s Transition Plan Taskforce (TPT) concluded its work on a disclosure framework for transition plans in
October 2024, with the International Financial Reporting Standards (IFRS) Foundation now assuming responsibility for the
TPT’s disclosure materials. In June 2025, the IFRS Foundation published a guidance document about transition plans, building on the material developed by the TPT. If the Government and UK regulators do mandate transition plan disclosures, it is widely expected that the work of the TPT will likely form the basis of these requirements.
In September 2024, the Government published information on its framework to create UK Sustainability Reporting
Standards (UK SRS). Subject to an affirmative endorsement decision, and following a consultation process, the Government would create the first two UK Sustainability Reporting Standards, based on those of the International Sustainability
Standards Board (ISSB) (IFRS S1 on general requirements for disclosure of sustainability related financial information and
IFRS S2 on climate-related disclosures) and these standards will form part of a wider Sustainability Disclosure Reporting
(SDR) framework led by HM Treasury. The Government carried out its consultation on the UK SRS in June to September
2025 and is expected to publish the first two UK Sustainability Reporting Standards (SRS) in early 2026. As there is some overlap between IFRS S2 and the TPT Disclosure Framework, the FCA reviewed, through its consultation on implementing
UK-endorsed ISSB standards, the possibility of strengthening its expectations for transition plan disclosures with reference to the TPT Disclosure Framework, as noted above. In addition, TCFD-aligned reporting requirements apply to UK publicly quoted companies, large private companies and LLPs (in addition to existing TCFD-related reporting requirements under the
UK Listing Rules).

Barclays Bank PLC 2025 Annual Report on Form 20-F	168
Risk review
Supervision and regulation
On 3 December 2025, the PRA published a policy statement (PS25/25) providing feedback to responses the PRA received in relation to consultation paper 10/25 (Updates to SS3/19 (Enhancing banks’ and insurers’ approaches to managing the financial risks from climate change)). The PRA also published a supervisory statement (SS5/25) which replaces SS3/19 and sets out updated PRA expectations for firms’ approaches to managing climate-related risks, reflecting new international standards and embedding improved understanding of climate-related risks. It aims to ensure that firms build the capabilities and resilience needed to effectively manage these risks. SS5/25 took effect on 3 December 2025. The PRA confirmed in
PS25/25 that firms will be expected to carry out an internal review of their current status in meeting the expectations set out in SS5/25 within six months of commencement and the PRA does not expect firms to close identified gaps within the six-
month review period.
Regulatory initiatives on sustainability in the EU
The EU Regulation on Sustainable Finance Disclosures Regulation (SFDR) and related Delegated Regulations require financial market participants (FMPs) to disclose how they integrate environmental, social and governance factors in their investment decisions for certain financial products and to publish principal adverse impact statements. The SFDR applies to entities established in the EU and in-scope products marketed in the EU, regardless of the location of the entity. The SFDR is currently under review by the Commission, which has published a draft amending regulation. ESMA has also published guidelines for funds in-scope of SFDR regarding the use of sustainability-related terms in their names.
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
In February 2025, the European Commission published the Omnibus I Package which aims to simplify certain EU sustainability-related regulations, the main changes being those to the Corporate Sustainability Reporting Directive (CSRD)
and the Directive on Corporate Sustainability Due Diligence (CSDDD). The CSRD introduced significant sustainability related reporting obligations covering a wide range of topics beyond climate change for various entities, including EU banks and certain non-EU companies and banks (by virtue of having EU listings or significant business in the EU), with reporting to commence on a phased basis from the financial year 2024. One of the component parts of the Omnibus I Package is the
“Stop-the-Clock” Directive, which came into force in April 2025 and delays the reporting start date for unlisted large companies and listed SMEs by two years. Another component of the Omnibus I Package is a “Quick Fix” Delegated Act,
which came into force in November 2025 and extends a number of phase-in provisions and reliefs for companies that started reporting for financial year 2024. The last major component of the Omnibus I Package is the “Requirements”
Proposal, which amends substantive provisions of the CSRD and CSDDD including the scope of application, reporting in relation to the value chain, and transition plan requirements under the CSDDD. The EU Parliament and Council of the
European Union reached a provisional political agreement on the “Requirements” Proposal in December 2025.
Related technical sustainability reporting standards (i.e. the European Sustainability Reporting Standards, or the ‘ESRS’) were published in 2023 but are currently being revised in order to reduce the amount of data collection. Disclosure requirements apply to companies in respect of their global operations, and not just their operations within the EU. The European
Commission was also expected to develop assurance standards to support the requirements introduced by the CSRD to put sustainability reporting on a similar footing to financial reporting audit requirements. However, the European Commission has announced that it will deprioritise work on the assurance standards until 1 October 2027. Until adopted, Member States are free to apply national standards for assurance.
CRR II established, for certain large financial institutions, a Pillar 3 disclosure framework for information on environmental, social and governance risks, including physical risks and transition risks. Amendments included in the CRR III and CRD VI banking package will extend the scope of these disclosures and the emphasis on sustainability, with a number of new sustainability-related requirements, including the development of mandatory prudential transition plans and new supervisory powers for competent authorities specifically relating to sustainability risk, including assessment of prudential transition plans and sustainability risk governance and risk management processes now being part of the Supervisory
Review and Evaluation Process. The ECB has made, and continues to regard, the supervision of the approach of institutions to sustainability risk a priority.
In July 2024, the Directive on Corporate Sustainability Due Diligence (CSDDD) entered into force, and will require certain EU and non-EU entities to carry out due diligence in relation to their own operations and ‘chain of activities’, in order to identify and prevent, bring to an end or mitigate the actual and potential adverse impact of their own operations, the operations of their subsidiaries or of their business partners on human rights and the environment. For regulated financial undertakings,
CSDDD currently covers own operations and the upstream value chain but not the activities of their downstream business partners that receive their financial services and products. These obligations will apply after transposition into national laws in each EU Member State on a phased basis from July 2029. The CSDDD previously required in-scope companies to adopt and put into effect a climate transition plan. However, this requirement will be removed under the “Requirements” Proposal of the Omnibus I Package. The CSDDD has the potential to be a particularly significant measure, with failure to comply with

Barclays Bank PLC 2025 Annual Report on Form 20-F	169
Risk review
Supervision and regulation
obligations under the CSDDD potentially giving rise to the imposition of administrative fines based on net worldwide turnover.
Regulatory initiatives on sustainability in the US
The Barclays Bank Group may be impacted by various sustainability-related regulatory and legislative developments in the
US at both the federal and state level. The rules adopted by the SEC in March 2024 that would have required US-listed companies (including foreign private issuers such as Barclays PLC and Barclays Bank PLC) to disclose extensive climate-
related information have been stayed by the SEC pending the outcome of ongoing litigation, which the SEC has declined to defend. However, bills proposed or adopted by the legislatures of certain US states may still impose climate-related disclosure or other sustainability-related requirements. In California, the Climate Corporate Data Accountability Act (SB-253)
and the Greenhouse Gases: Climate-Related Financial Risk Act (SB-261) adopted in 2023, require both public and private
U.S.-based companies (including U.S. subsidiaries of non-U.S. companies) that do business in California to publish and submit climate-related financial risk reports with the California Air Resources Board (CARB) and report greenhouse gas emissions data in 2026. However, in response to an injunction granted by the Ninth Circuit Court of Appeals in the ongoing litigation against SB-261 and SB-253, CARB confirmed on 1 December 2025 that it would not take enforcement action against any entity that does not post and submit a climate-related financial risk report pursuant to SB-261 by the 1 January
2026 statutory deadline. In New York, proposed legislation – the Climate Corporate Data Accountability Act (S 3456 / A.
4282) – was introduced in 2025, and is a refreshed version of prior proposed legislation. As an example of legislation and initiatives taking a different or opposing position on sustainability matters, in 2021, Texas adopted anti-boycott legislation prohibiting Texas state entities from entering into contracts with companies that boycott energy companies. Barclays is monitoring such legislative developments and their impact on Barclays’ US operations and reporting obligations.
Sanctions and financial crime
The UK Bribery Act 2010 introduced a new form of corporate criminal liability focused broadly on a company’s failure to prevent bribery on its behalf. The Criminal Finances Act 2017 introduced new corporate criminal offences of failing to prevent the facilitation of UK and overseas tax evasion. The Economic Crime and Corporate Transparency Act 2023 (ECCTA)
extends the concept of corporate criminal liability such that certain economic crimes (such as fraud and false accounting)
committed by “senior managers” acting within the scope of their actual or apparent authority, can be attributed to the company, for the purposes of holding the company criminally liable. The ECCTA has also created a new offence, in force from 1 September 2025, of failing to prevent a person associated with the Barclays Bank Group from committing fraud for the benefit of the Barclays Bank Group. These offences have broad application and in certain circumstances may have extraterritorial impact on entities, persons or activities located outside the UK, including Barclays Bank PLC’s subsidiaries outside the UK. If enacted, reforms proposed under the draft Crime and Policing Bill 2025 would expand corporate criminal liability to all criminal offences (and not just certain economic crimes, as is currently the case under ECCTA), if any such offence is committed by a senior manager acting within the scope of their authority.
The UK Bribery Act requires the Barclays Bank Group to have adequate procedures to prevent bribery which, due to the extraterritorial nature of the Act, makes this both complex and costly. Additionally, the Criminal Finances Act requires the
Barclays Bank Group to have reasonable procedures in place to prevent the criminal facilitation of tax evasion by persons acting for, or on behalf of, the Barclays Bank Group. The ECCTA similarly requires the Barclays Bank Group to have reasonable procedures in place to prevent a person associated with the Barclays Bank Group from committing fraud.
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
Within the EU, there is a system of autonomous sanctions by which the European Council adopts a decision made by the
EU’s Common Foreign and Security Policy. The measures stated in the Council decision are either implemented at the EU level, by way of Regulation, or at a national level in Member States. Regulations are binding and directly effective throughout the EU. Each measure will specify the territorial scope of the relevant sanctions but these can apply broadly within the territory of any EU Member States and to EU nationals wherever they are located as well as to third country branches of EU companies. The EU’s anti-money laundering regime has been implemented through a series of the Fourth to Sixth Anti-
Money Laundering Directives, which Member States are then required to transpose into their local law – the Fourth and Fifth
Anti-Money Laundering Directives (2015/849 and 2018/843) set out the current requirements for Member States to transpose in respect of AML. In order to harmonise its approach to anti-money laundering, the EU has introduced a new
Sixth Anti-Money Laundering Directive (EU) 2024/1640, which will repeal and replace the previous Directives and which
Member States will be required to implement by 2027, and the Anti-Money Laundering Regulation (EU) 2024/1624, which will have direct effect in Member States, with most provisions in force from 2027. Furthermore, the Anti-Money Laundering
Agency Regulation (EU) 2024/1620 establishes the Authority for Anti-Money Laundering and Countering the Financing of
Terrorism (AMLA) which will have direct supervisory powers over the 40 most systemic financial institutions in the EU and will indirectly impact other market parties.

Barclays Bank PLC 2025 Annual Report on Form 20-F	170
Risk review
Supervision and regulation
In the US, the Bank Secrecy Act, the USA PATRIOT Act 2001, the Anti-Money Laundering Act of 2020 and regulations thereunder contain numerous anti-money laundering and anti-terrorist financing requirements for financial institutions. In addition, the Barclays Bank Group is subject to the US Foreign Corrupt Practices Act, which prohibits, among other things, corrupt payments to foreign government officials. It is also subject to various economic sanctions and similar laws, regulations and executive orders administered by the US government, which prohibit or restrict some or all business activities and other dealings with or involving certain individuals, entities, groups, countries and territories.
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
As a result of the conflict in Ukraine, there has been an increased regulatory focus on sanctions compliance in various jurisdictions, including the US, UK and EU. Government authorities have significant discretion in the administration of such restrictions, which may rapidly change or diverge across jurisdictions and, in some cases, conflict with local laws of other jurisdictions. Failure of a financial institution to ensure compliance with such laws could have serious legal, financial and reputational consequences for the institution.

Barclays Bank PLC 2025 Annual Report on Form 20-F	171
Financial statements
Contents
Detailed analysis of our consolidated financial statements, independently audited and providing in-depth disclosure on the financial performance of Barclays Bank Group.

Consolidated financial statements		Page	Note
	▪Report of independent registered public accounting firm PCAOB ID:1118	172
	▪Consolidated income statement	175
	▪Consolidated statement of comprehensive income	176
	▪Consolidated balance sheet	177
	▪Consolidated statement of changes in equity	178
	▪Consolidated cash flow statement	180
Parent financial statements
	▪Parent balance sheet	182
	▪Parent statement of changes in equity	183
	▪Parent cash flow statement	185
Notes to the financial statements
Performance/return	▪Material accounting policies	186	1
	▪Segmental reporting	190	2
	▪Net interest income	192	3
	▪Net fee and commission income	193	4
	▪Net trading income	195	5
	▪Net investment expense	196	6
	▪Infrastructure, administration and general expenses	196	7
	▪Credit impairment charges	197	8
	▪Tax	202	9
	▪Dividends on ordinary shares and preference shares	206	10
Assets and liabilities held at fair value	▪Trading portfolio	207	11
	▪Financial assets at fair value through the income statement	207	12
	▪Derivative financial instruments	208	13
	▪Financial assets at fair value through other comprehensive income	216	14
	▪Financial liabilities designated at fair value	216	15
	▪Fair value of financial instruments	217	16
	▪Offsetting financial assets and financial liabilities	229	17
Assets at amortised cost and other investments	▪Property, plant and equipment	230	18
	▪Leases	231	19
	▪Goodwill and intangible assets	234	20
Accruals, provisions, contingent liabilities and legal proceedings	▪Other liabilities	238	21
	▪Provisions	238	22
	▪Contingent liabilities and commitments	240	23
	▪Legal, competition and regulatory matters	240	24
Capital instruments, equity and reserves	▪Subordinated liabilities	246	25
	▪Ordinary shares, preference shares and other equity	250	26
	▪Reserves	253	27
Employee benefits	▪Staff costs	254	28
	▪Share-based payments	254	29
	▪Pensions and post-retirement benefits	256	30
Scope of consolidation	▪Principal subsidiaries	263	31
	▪Structured entities	264	32
	▪Investments in associates and joint ventures	268	33
	▪Securitisations	269	34
	▪Assets pledged, collateral received and assets transferred	270	35
Other disclosure matters	▪Related party transactions and Directors’ remuneration	273	36
	▪Acquisition and disposals of subsidiaries	276	37
	▪Auditor’s remuneration	276	38
	▪Assets and liabilities included in disposal group classified as held for sale	276	39
	▪Related undertakings	278	40
	▪Barclays Bank PLC (the Parent Company) - income statement	283	41
	▪Parent statement of comprehensive income	284	41

Barclays Bank PLC 2025 Annual Report on Form 20-F	172
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Barclays Bank PLC:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Barclays Bank PLC and subsidiaries (the Company) as of December
31, 2025 and 2024, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December
31, 2025, and the related notes and specific disclosures described in Note 1 of the consolidated financial statements as being part of the consolidated financial statements (collectively, the consolidated financial statements).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-
year period ended December 31, 2025, in conformity with International Financial Reporting Standards, as issued by the International
Accounting Standards Board.
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
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.
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
Impairment allowance for loans and advances at amortised cost, including off-balance sheet elements of the allowance
As discussed in note 8 to the consolidated financial statements, and in the Credit risk performance (audited) disclosures on pages 89 to
129, the Company’s impairment allowance for loans and advances, including off-balance sheet elements at amortised cost was £4bn as at December 31, 2025.
We identified the assessment of impairment allowance for loans and advances at amortised cost, including off balance sheet elements as a critical audit matter. A high degree of audit effort, including specialised skills and knowledge was required because it involved significant measurement uncertainty. Complex and subjective auditor judgement was required to assess the following:
•Model estimations – Complex and subjective auditor judgement was applied in assessing the Company’s modelled estimations of
Expected Credit Losses (“ECL”) due to the inherently judgemental nature of the underlying modelling techniques and assumptions, including the use of either the IFRS 9 Probability of Default (“PD”) models, the Loss Given Default (“LGD”) models and the Exposure at Default (“EAD”) models or an appropriate proxy. Certain IFRS 9 methods and assumptions are the key drivers of complexity and uncertainty, and minor changes to these could have a significant effect on the Company’s calculation of the
ECL estimate.
•Economic scenarios – Complex and subjective auditor judgement was applied in assessing the forward-looking economic scenarios used by the Company as an input to calculate ECL, the probability weightings applied to them and the complexity of models used to derive the probability weightings.

Barclays Bank PLC 2025 Annual Report on Form 20-F	173
Report of Independent Registered Public Accounting Firm
•Qualitative adjustments – Complex and subjective auditor judgement was applied in assessing certain qualitative adjustments to the model-driven impairment allowance due to the inherent estimation uncertainty associated with these adjustments.
The following are the primary procedures we performed to address this critical audit matter.
•We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for estimating the impairment allowance for loans and advances at amortised cost, including off-balance sheet elements. This included controls relating to (1) model validation, implementation and monitoring, (2) the authorisation and calculation of qualitative adjustments and management overlays, (3) the selection and implementation of economic variables and the controls over the economic scenario selection and probabilities, and (4) credit reviews that determine customer risk ratings used in the models for a population of wholesale customers.
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
Valuation of certain Level 3 and Level 2 financial instruments recorded at fair value
As discussed in Note 16 to the Company’s consolidated financial statements, the balances of financial assets and liabilities recorded at fair value as at December 31, 2025 were £670bn and £591bn, respectively. This includes Level 3 assets (£21bn) and liabilities (£8bn)
respectively. The Company has Level 2 financial assets at fair value of £501bn and financial liabilities at fair value of £539bn. The
Company is required to apply valuation techniques which often involve the exercise of significant judgement and the use of assumptions and valuation models over Level 3 and certain Level 2 financial assets and liabilities.
We identified the valuation of Level 3 and certain Level 2 financial instruments recorded at fair value as a critical audit matter. This is because there was significant measurement uncertainty associated with the fair value estimates of these instruments and subjective auditor judgement, including specialised skills and knowledge was required to evaluate pricing data inputs, valuation models and fair value adjustments ("FVA"), including portfolio-level FVAs related to credit, collateralisation and funding (commonly referred to as
"XVAs").
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
•For a selection of collateral disputes identified by management, we challenged management’s valuation where significant fair value differences were observable through comparison with the market participant’s valuation on the other side of the trade. We also utilised collateral dispute data to identify fair value financial instruments with significant fair value differences against market counterparties and selected these to independently reprice.

Barclays Bank PLC 2025 Annual Report on Form 20-F	174
Report of Independent Registered Public Accounting Firm
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
UK Pension Scheme – Defined Benefit Obligation (DBO) assumptions
As discussed in Note 30 to the consolidated financial statements, the total fair value of the Company’s defined benefit obligation as of
December 31, 2025 was £18.5bn, of which £17.7bn was related to the UK Retirement Fund (UKRF). The determination of the
Company’s defined benefit obligation with respect to these plans is dependent on certain actuarial assumptions, including the discount rate, inflation rate (or retail price index) and mortality assumptions.
We identified the valuation of the defined benefit obligation in respect of UKRF as a critical audit matter. Subjective and complex auditor judgement, including specialized skills and knowledge, was required in evaluating the discount rates, retail price index ('RPI')
and mortality assumptions used, as small changes would have a significant impact on the measurement of the defined benefit obligation.
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
/s/ KPMG LLP
We have served as the Company’s auditor since 2017.
London, United Kingdom
9 February 2026

Barclays Bank PLC 2025 Annual Report on Form 20-F	175
Consolidated financial statements
Consolidated income statement

		2025	2024	2023
For the year ended 31 December	Notes	£m	£m	£m
Continuing operations
Interest and similar income	3	23,409	25,780	24,261
Interest and similar expense	3	(16,115)	(19,035)	(17,608)
Net interest income		7,294	6,745	6,653
Fee and commission income	4	9,879	9,486	8,708
Fee and commission expense	4	(3,326)	(3,215)	(3,247)
Net fee and commission income		6,553	6,271	5,461
Net trading income	5	7,104	5,900	5,980
Net investment (expense)/income	6	(72)	69	112
Other income		48	52	62
Total income		20,927	19,037	18,268
Staff costs	28	(5,585)	(5,556)	(5,591)
Infrastructure costs	7	(816)	(795)	(1,073)
Administration and general expenses	7	(6,192)	(5,894)	(5,606)
UK regulatory levies		(228)	(242)	(149)
Litigation and conduct		(284)	(186)	(44)
Operating expenses		(13,105)	(12,673)	(12,463)
Share of post-tax results of associates and joint ventures		—	—	(4)
Loss on disposal of subsidiaries, associates and joint ventures		(13)	—	—
Profit before Impairment		7,809	6,364	5,801
Credit impairment charges	8	(1,866)	(1,617)	(1,578)
Profit before tax		5,943	4,747	4,223
Taxation	9	(1,285)	(999)	(662)
Profit after tax		4,658	3,748	3,561

Attributable to:
Equity holders of the parent		3,875	2,956	2,753
Other equity instrument holders		783	792	808
Total equity holders of the parent		4,658	3,748	3,561
Profit after tax		4,658	3,748	3,561

Barclays Bank PLC 2025 Annual Report on Form 20-F	176
Consolidated financial statements
Consolidated statement of comprehensive income

	2025	2024	2023
For the year ended 31 December	£m	£m	£m
Profit after tax	4,658	3,748	3,561
Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[1]	(1,107)	(143)	(1,242)
Tax	(49)	50	33
Fair value through other comprehensive income reserve movement relating to debt securities
Net gains/(losses) from changes in fair value	695	(840)	1,142
Net losses/(gains) transferred to net profit on disposal	201	(134)	(102)
Net (gains)/losses related to (releases of) impairment	(3)	1	(2)
Net gains/(losses) due to fair value hedging	30	318	(849)
Tax	(256)	181	(54)
Cash flow hedging reserve
Net gains/(losses) from changes in fair value	2,654	(1,349)	2,506
Net (gains)/losses transferred to net profit	(506)	1,950	1,158
Tax	(607)	(154)	(1,002)
Other comprehensive income/(loss) that may be recycled to profit or loss	1,052	(120)	1,588

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	(13)	(419)	(1,182)
Own credit	89	(1,131)	(983)
Tax	(29)	430	609
Other comprehensive income/(loss) not recycled to profit or loss	47	(1,120)	(1,556)

Other comprehensive income/(loss) for the year	1,099	(1,240)	32

Total comprehensive income for the year	5,757	2,508	3,593

Attributable to:
Equity holders of the parent	5,757	2,508	3,593
Total comprehensive income for the year	5,757	2,508	3,593
Note
1Includes £34m loss (2024: £1m loss; 2023: £0m gain) on recycling of currency translation differences.

Barclays Bank PLC 2025 Annual Report on Form 20-F	177
Consolidated financial statements
Consolidated balance sheet

		2025	2024
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		208,544	180,365
Cash collateral and settlement balances		124,519	113,987
Debt securities at amortised cost		55,153	50,227
Loans and advances at amortised cost to banks		9,036	8,780
Loans and advances at amortised cost to customers		141,750	136,047
Reverse repurchase agreements and other similar secured lending at amortised cost		17,662	3,393
Trading portfolio assets	11	189,743	166,244
Financial assets at fair value through the income statement	12	185,002	191,845
Derivative financial instruments	13	252,192	292,356
Financial assets at fair value through other comprehensive income	14	42,818	51,010
Investments in associates and joint ventures	33	14	14
Goodwill and intangible assets	20	1,303	1,425
Property, plant and equipment	18	1,603	1,546
Current tax assets		376	785
Deferred tax assets	9	2,936	4,133
Retirement benefit assets	30	3,240	3,263
Assets included in disposal group classified as held for sale	39	5,932	9,854
Other assets		3,650	3,250
Total assets		1,245,473	1,218,524
Liabilities
Deposits at amortised cost from banks		20,393	13,252
Deposits at amortised cost from customers		324,358	306,124
Cash collateral and settlement balances		116,811	104,627
Repurchase agreements and other similar secured borrowing at amortised cost		18,651	29,397
Debt securities in issue		57,229	35,803
Subordinated liabilities	25	45,239	41,875
Trading portfolio liabilities	11	56,829	56,182
Financial liabilities designated at fair value	15	293,527	279,777
Derivative financial instruments	13	240,757	279,331
Current tax liabilities		611	404
Deferred tax liabilities	9	1	2
Retirement benefit liabilities	30	157	164
Provisions	22	766	736
Liabilities included in disposal group classified as held for sale	39	—	3,726
Other liabilities	21	7,831	7,904
Total liabilities		1,183,160	1,159,304
Equity
Called up share capital and share premium	26	2,346	2,348
Other equity instruments	26	10,446	9,604
Other reserves	27	(179)	(1,302)
Retained earnings		49,700	48,570
Total equity		62,313	59,220
Total liabilities and equity		1,245,473	1,218,524
The Board of Directors approved the financial statements on pages 175 to 284 on 9 February 2026.
CS Venkatakrishnan
Barclays Bank Group – Chief Executive Officer
Anna Cross
Barclays Bank Group – Interim Chief Financial Officer

Barclays Bank PLC 2025 Annual Report on Form 20-F	178
Consolidated financial statements
Consolidated statement of changes in equity

Statement of changes in equity
	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[2]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2025	2,348	9,604	(1,302)	48,570	59,220
Profit after tax	—	783	—	3,875	4,658
Currency translation movements	—	—	(1,156)	—	(1,156)
Fair value through other comprehensive income reserve	—	—	667	—	667
Cash flow hedges	—	—	1,541	—	1,541
Retirement benefit remeasurement	—	—	—	(16)	(16)
Own credit reserve	—	—	63	—	63
Total comprehensive income for the year	—	783	1,115	3,859	5,757
Issue and redemption of other equity instruments	—	842	—	(5)	837
Other equity instruments coupons paid	—	(783)	—	—	(783)
Redemption of preference shares	(2)	—	2	(270)	(270)
Employee settled Barclays PLC share schemes	—	—	—	667	667
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(530)	(530)
Dividends on ordinary shares	—	—	—	(2,570)	(2,570)
Dividends on preference shares and other shareholders equity	—	—	—	(32)	(32)
Other reserve movements	—	—	6	11	17
Balance as at 31 December 2025	2,346	10,446	(179)	49,700	62,313
Notes
1For further details refer to Note 26.
2For further details refer to Note 27.

Statement of changes in equity
	Called up share capital and share premium[1]	Other equity instruments [1]	Other reserves[2]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2024	2,348	10,765	(363)	47,754	60,504
Profit after tax	—	792	—	2,956	3,748
Currency translation movements	—	—	(93)	—	(93)
Fair value through other comprehensive income reserve	—	—	(474)	—	(474)
Cash flow hedges	—	—	447	—	447
Retirement benefit remeasurement	—	—	—	(298)	(298)
Own credit reserve	—	—	(822)	—	(822)
Total comprehensive income for the year	—	792	(942)	2,658	2,508
Issue and redemption of other equity instruments	—	(1,161)	—	(92)	(1,253)
Other equity instruments coupons paid	—	(792)	—	—	(792)
Employee settled Barclays PLC share schemes	—	—	—	531	531
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(448)	(448)
Dividends on ordinary shares	—	—	—	(1,782)	(1,782)
Dividends on preference shares and other shareholders equity	—	—	—	(41)	(41)
Other reserve movements	—	—	3	(10)	(7)
Balance as at 31 December 2024	2,348	9,604	(1,302)	48,570	59,220
Notes
1For further details refer to Note 26.
2For further details refer to Note 27.

Barclays Bank PLC 2025 Annual Report on Form 20-F	179
Consolidated financial statements
Consolidated statement of changes in equity

Statement of changes in equity
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2023	2,348	10,691	(1,464)	47,378	58,953
Profit after tax	—	808	—	2,753	3,561
Currency translation movements	—	—	(1,209)	—	(1,209)
Fair value through other comprehensive income reserve	—	—	135	—	135
Cash flow hedges	—	—	2,662	—	2,662
Retirement benefit remeasurement	—	—	—	(846)	(846)
Own credit reserve	—	—	(710)	—	(710)
Total comprehensive income for the year	—	808	878	1,907	3,593
Issue and redemption of other equity instruments	—	74	—	(12)	62
Other equity instruments coupons paid	—	(808)	—	—	(808)
Employee settled Barclays PLC share schemes	—	—	—	409	409
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(442)	(442)
Dividends on ordinary shares	—	—	—	(1,348)	(1,348)
Dividends on preference shares and other shareholders equity	—	—	—	(40)	(40)
Net equity impact on inter Barclays PLC Group transfers	—	—	220	(96)	124
Other reserve movements	—	—	3	(2)	1
Balance as at 31 December 2023	2,348	10,765	(363)	47,754	60,504

Barclays Bank PLC 2025 Annual Report on Form 20-F	180
Consolidated financial statements
Consolidated cash flow statement

		2025	2024	2023
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		5,943	4,747	4,223
Adjustment for non-cash items:
Credit impairment charges		1,866	1,617	1,578
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		362	356	489
Provisions and pension charges		268	195	63
Net loss on disposal of investments and property, plant and equipment		13	9	7
Other non-cash movements including exchange rate movements		4,863	1,835	7,567
Changes in operating assets and liabilities
Net decrease in cash collateral and settlement balances		2,252	2,060	31
Net (increase)/decrease in loans and advances at amortised cost		(7,782)	(2,556)	8,313
Net increase in reverse repurchase agreements and other similar secured lending		(14,269)	(2,290)	(378)
Net increase in deposits at amortised cost		25,375	17,578	10,219
Net increase/(decrease) in debt securities in issue		21,426	(9,850)	(14,359)
Net (decrease)/increase in repurchase agreements and other similar secured borrowing		(10,746)	843	16,589
Net decrease/(increase) in derivative financial instruments		1,590	(6,794)	7,539
Net (increase)/decrease in trading portfolio assets		(23,499)	8,322	(40,795)
Net increase/(decrease) in trading portfolio liabilities		647	(1,579)	(14,699)
Net increase/(decrease) in financial assets and liabilities at fair value through the income statement		20,593	(6,415)	33,410
Net increase in other assets		(167)	(3,962)	(1,301)
Net decrease in other liabilities		(384)	(1,440)	(1,864)
Corporate income tax paid		(248)	(685)	(265)
Net cash from operating activities		28,103	1,991	16,367
Purchase of debt securities at amortised cost		(15,658)	(27,617)	(14,901)
Proceeds from redemption or sale of debt securities at amortised cost		9,828	16,922	2,681
Purchase of financial assets at fair value through other comprehensive income		(29,747)	(52,347)	(50,254)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		38,246	51,803	44,126
Purchase of property, plant and equipment and investment in intangibles		(574)	(512)	(439)
Acquisition of business		—	(232)	—
Other cash flows associated with investing activities[1]		—	2,749	—
Net cash from investing activities		2,095	(9,234)	(18,787)
Dividends paid and other coupon payments on equity instruments		(3,385)	(2,615)	(2,196)
Issuance of subordinated liabilities	25	9,808	11,222	5,986
Redemption of subordinated liabilities	25	(5,665)	(5,067)	(7,431)
Issue of shares and other equity instruments	26	2,770	970	2,499
Repurchase of shares and other equity instruments	26	(2,198)	(2,131)	(2,425)
Vesting of employee share schemes		(530)	(448)	(442)
Net cash from financing activities		800	1,931	(4,009)
Effect of exchange rates on cash and cash equivalents		(1,740)	(2,405)	(5,013)
Net increase/(decrease) in cash and cash equivalents		29,258	(7,717)	(11,442)
Cash and cash equivalents at beginning of year		200,695	208,412	219,854
Cash and cash equivalents at end of year		229,953	200,695	208,412
Cash and cash equivalents comprise:
Cash and balances at central banks		208,544	180,365	189,686
Loans and advances to banks with original maturity of three months or less		7,802	7,758	7,117
Cash collateral balances with central banks with original maturity of three months or less		11,625	11,025	10,325
Treasury and other eligible bills with original maturity of three months or less		1,982	1,547	1,284
Cash and cash equivalents at end of year		229,953	200,695	208,412
Note
1  This relates to the net proceeds from the sale of the Italian retail mortgage portfolio.
Interest received was £23,184m (2024: £25,965m; 2023: £24,347m) and interest paid was £15,736m (2024: £18,952m;
2023: £15,944m).

Barclays Bank PLC 2025 Annual Report on Form 20-F	181
Consolidated financial statements
Consolidated cash flow statement
The Barclays Bank Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £2,775m (2024: £2,317m; 2023: £2,973m). For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Barclays Bank PLC 2025 Annual Report on Form 20-F	182
Financial statements of Barclays Bank PLC
Parent company accounts

Balance sheet

		2025	2024
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		178,321	151,288
Cash collateral and settlement balances		79,212	75,284
Debt securities at amortised cost		38,790	35,519
Loans and advances at amortised cost to banks		12,795	14,834
Loans and advances at amortised cost to customers		234,757	210,218
Reverse repurchase agreements and other similar secured lending at amortised cost		24,974	5,546
Trading portfolio assets	11	110,625	102,030
Financial assets at fair value through the income statement	12	262,349	253,812
Derivative financial instruments	13	224,937	260,487
Financial assets at fair value through other comprehensive income	14	41,289	49,499
Investments in associates and joint ventures	33	12	12
Investment in subsidiaries	31	20,659	20,747
Goodwill and intangible assets	20	107	104
Property, plant and equipment	18	199	125
Current tax assets		376	757
Deferred tax assets	9	1,712	2,638
Retirement benefit assets	30	3,184	3,202
Other assets		2,151	1,915
Total assets		1,236,449	1,188,017
Liabilities
Deposits at amortised cost from banks		18,954	12,039
Deposits at amortised cost from customers		366,532	336,054
Cash collateral and settlement balances		67,691	62,386
Repurchase agreements and other similar secured borrowing at amortised cost		33,236	46,196
Debt securities in issue		35,480	12,991
Subordinated liabilities	25	44,735	41,240
Trading portfolio liabilities	11	32,505	41,015
Financial liabilities designated at fair value	15	365,986	329,522
Derivative financial instruments	13	210,461	248,417
Current tax liabilities		425	298
Deferred tax liabilities	9	1	2
Retirement benefit liabilities	30	65	66
Provisions	22	428	435
Other liabilities	21	4,310	4,456
Total liabilities		1,180,809	1,135,117
Equity
Called up share capital and share premium	26	2,346	2,348
Other equity instruments	26	15,153	14,311
Other reserves	27	(2,479)	(3,928)
Retained earnings		40,620	40,169
Total equity		55,640	52,900
Total liabilities and equity		1,236,449	1,188,017
The Board of Directors approved the financial statements on pages 182 to 185 on 9 February 2026.
CS Venkatakrishnan
Barclays Bank Group – Chief Executive Officer
Anna Cross
Barclays Bank Group – Interim Chief Financial Officer

Barclays Bank PLC 2025 Annual Report on Form 20-F	183
Financial statements of Barclays Bank PLC
Parent company accounts

Statement of changes in equity
	Called up share capital and share premium[1]	Other equity instruments[1,2]	Other reserves[3]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2025	2,348	14,311	(3,928)	40,169	52,900
Profit after tax	—	1,169	—	3,321	4,490
Currency translation movements	—	—	(794)	—	(794)
Fair value through other comprehensive income reserve	—	—	657	—	657
Cash flow hedges	—	—	1,509	—	1,509
Retirement benefit remeasurement	—	—	—	(21)	(21)
Own credit reserve	—	—	70	—	70
Total comprehensive income for the year	—	1,169	1,442	3,300	5,911
Issue and redemption of other equity instruments	—	842	—	(5)	837
Other equity instruments coupons paid	—	(1,169)	—	—	(1,169)
Redemption of preference shares	(2)	—	2	(270)	(270)
Employee settled Barclays PLC share schemes	—	—	—	561	561
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(530)	(530)
Dividends paid on ordinary shares	—	—	—	(2,570)	(2,570)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(32)	(32)
Other reserve movements	—	—	5	(3)	2
Balance as at 31 December 2025	2,346	15,153	(2,479)	40,620	55,640

Statement of changes in equity
	Called up share capital and share premium[1]	Other equity instruments[1,2]	Other reserves[3]	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2024	2,348	15,472	(3,209)	38,617	53,228
Profit after tax	—	1,225	—	3,740	4,965
Currency translation movements	—	—	148	—	148
Fair value through other comprehensive income reserve	—		(463)	—	(463)
Cash flow hedges	—		376	—	376
Retirement benefit remeasurement	—		—	(295)	(295)
Own credit reserve	—		(781)	—	(781)
Total comprehensive income for the year		1,225	(720)	3,445	3,950
Issue and redemption of other equity instruments	—	(1,161)	—	(92)	(1,253)
Other equity instruments coupons paid	—	(1,225)	—	—	(1,225)
Employee settled Barclays PLC share schemes	—	—	—	475	475
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(448)	(448)
Dividends paid on ordinary shares	—	—	—	(1,782)	(1,782)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(41)	(41)
Other reserve movements	—	—	1	(5)	(4)
Balance as at 31 December 2024	2,348	14,311	(3,928)	40,169	52,900
Notes
1For further details refer to Note 26.
2Other equity instruments includes AT1 securities issued by Barclays Bank PLC and borrowings of $6bn (2024: $6bn) from a wholly-owned, indirect subsidiary of Barclays Bank PLC. The borrowings have been recorded as equity since, under their terms, interest payments are non cumulative and discretionary whilst repayment of principal is perpetually deferrable by Barclays Bank PLC. Should Barclays Bank PLC make a discretionary dividend payment on its ordinary shares in the six months preceding the date of an interest payment, it will be obliged to make that interest payment. In 2025, interest paid on these borrowings was £386m (2024: £433m).
3For further details refer to Note 27.

Barclays Bank PLC 2025 Annual Report on Form 20-F	184
Financial statements of Barclays Bank PLC
Parent company accounts

Statement of changes in equity
	Called up share capital and share premium	Other equity instruments [1]	Other reserves	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2023	2,348	15,398	(4,552)	39,273	52,467
Profit after tax	—	1,247	—	1,619	2,866
Currency translation movements	—	—	(572)	—	(572)
Fair value through other comprehensive income reserve	—	—	132	—	132
Cash flow hedges	—	—	2,483	—	2,483
Retirement benefit remeasurement	—	—	—	(839)	(839)
Own credit reserve	—	—	(703)	—	(703)
Total comprehensive income for the year	—	1,247	1,340	780	3,367
Issue and redemption of other equity instruments	—	74	—	(12)	62
Other equity instruments coupons paid	—	(1,247)	—	—	(1,247)
Employee settled Barclays PLC share schemes	—	—	—	406	406
Vesting of Barclays PLC shares under share-based payment schemes	—	—	—	(442)	(442)
Dividends paid on ordinary shares	—	—	—	(1,348)	(1,348)
Dividends paid on preference shares and other shareholders' equity	—	—	—	(40)	(40)
Other reserve movements	—	—	3	—	3
Balance as at 31 December 2023	2,348	15,472	(3,209)	38,617	53,228
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
these borrowings was £439m.

Barclays Bank PLC 2025 Annual Report on Form 20-F	185
Financial statements of Barclays Bank PLC
Parent company accounts

Cash flow statement
		2025	2024	2023
For the year ended 31 December	Notes	£m	£m	£m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		4,882	5,165	2,977
Adjustment for non-cash items:
Credit impairment charges		330	216	98
Impairment of Investments in subsidiaries		90	(811)	166
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		31	30	33
Provisions and pensions charges/(credits)		105	95	(95)
Net (profit)/loss on disposal of investments and property, plant and equipment		(6)	(48)	2
Other non-cash movements including exchange rate movements		4,398	1,721	5,991
Changes in operating assets and liabilities
Net decrease in cash collateral and settlement balances		1,977	4,781	137
Net (increase)/decrease in loans and advances at amortised cost		(18,449)	14,178	(40,968)
Net (increase)/decrease in reverse repurchase agreements and other similar secured lending		(19,428)	1,330	(968)
Net increase in deposits at amortised cost		37,393	790	33,408
Net increase/(decrease) in debt securities in issue		22,489	(11,842)	(15,333)
Net (decrease)/increase in repurchase agreements and other similar secured borrowing		(12,960)	2,245	17,644
Net (increase)/decrease in derivative financial instruments		(2,406)	(8,134)	4,205
Net (increase)/decrease in trading portfolio assets		(8,595)	10,624	(29,611)
Net decrease in trading portfolio liabilities		(8,510)	(9,980)	(1,098)
Net increase/(decrease) in financial assets and liabilities at fair value through the income statement		27,927	(12,275)	34,459
Net (increase)/decrease in other assets		(214)	1,451	(244)
Net decrease in other liabilities		(251)	(1,406)	(2,378)
Corporate income tax		287	135	249
Net cash from operating activities		29,090	(1,735)	8,674
Purchase of debt securities at amortised cost		(11,378)	(17,113)	(11,984)
Proceeds from redemption or sale of debt securities at amortised cost		8,113	15,120	2,023
Purchase of financial assets at fair value through other comprehensive income		(27,258)	(49,318)	(46,808)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		35,767	49,258	39,852
Purchase of property, plant and equipment and investment in intangibles		(69)	(21)	(22)
Disposal/(Acquisition) of subsidiaries and associates, net of cash disposed		—	48	(1)
Net increase in investment in subsidiaries		(1)	(824)	(7)
Net cash from investing activities		5,174	(2,850)	(16,947)
Dividends paid and other coupon payments on equity instruments		(3,771)	(3,048)	(2,635)
Issuance of subordinated liabilities	25	9,808	11,143	5,643
Redemption of subordinated liabilities	25	(5,553)	(4,963)	(7,209)
Issue of shares and other equity instruments	26	2,777	970	2,499
Repurchase of shares and other equity instruments	26	(2,198)	(2,131)	(2,425)
Vesting of shares under employee share schemes		(530)	(448)	(442)
Net cash from financing activities		533	1,523	(4,569)
Effect of exchange rates on cash and cash equivalents		(2,376)	(1,380)	(3,938)
Net increase/(decrease) in cash and cash equivalents		32,421	(4,442)	(16,780)
Cash and cash equivalents at beginning of year		163,821	168,263	185,043
Cash and cash equivalents at end of year		196,242	163,821	168,263
Cash and cash equivalents comprise:
Cash and balances at central banks		178,321	151,288	153,701
Loans and advances to banks with original maturity of three months or less		4,516	136	3,130
Cash collateral balances with central banks with original maturity of three months or less		11,625	11,025	10,325
Treasury and other eligible bills with original maturity of three months or less		1,780	1,372	1,107
Cash and cash equivalents at end of year		196,242	163,821	168,263
Interest received was £23,086m (2024: £25,935m; 2023: £24,134m) and interest paid was £20,178m (2024: £23,199m;
2023: £20,609m). Dividends received were £1,667m (2024: £1,803m; 2023: £529m).
Barclays Bank PLC was required to maintain balances with central banks and other regulatory authorities of £858m (2024:
£589m; 2023: £767m). For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Barclays Bank PLC 2025 Annual Report on Form 20-F	186
Notes to the financial statements
For the year ended 31 December 2025

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
3.Basis of preparation
The consolidated and separate financial statements have been prepared under the historical cost convention modified to the extent required or permitted under IFRS as set out in the relevant accounting policies. The financial statements are stated in millions of Pounds Sterling (£m), the functional currency of Barclays Bank PLC.
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
1)power over the relevant activities of the investee, for example through voting or other rights;
2)exposure to, or rights to, variable returns from its involvement with the investee; and

Barclays Bank PLC 2025 Annual Report on Form 20-F	187
Notes to the financial statements
For the year ended 31 December 2025
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
expectation is typically determined by stressing underlying parameters to create reasonable alternative upside and downside scenarios. Probabilities are then assigned to each scenario. Stressed parameters may include default rates, loss severity, or prepayment rates.

Barclays Bank PLC 2025 Annual Report on Form 20-F	188
Notes to the financial statements
For the year ended 31 December 2025
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
The following accounting standards have been issued by the IASB but are not yet effective:
Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued targeted amendments to IFRS 9 to address feedback received from stakeholders following a post-implementation review.  The amendments include:
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
The amendments are effective from 1 January 2026. The adoption of the derecognition amendments is expected to result in a change of policy for derecognising certain types of financial liabilities. As a result of these amendments, it is expected that the impacted liabilities will be reclassified from Cash collateral and settlement balances to Trading portfolio liabilities. No other material impacts are anticipated from the adoption of these derecognition amendments or from the other changes introduced to IFRS 9. The quantitative impact of IFRS 9 and IFRS 7 amendments will continue to be assessed in 2026.

Barclays Bank PLC 2025 Annual Report on Form 20-F	189
Notes to the financial statements
For the year ended 31 December 2025
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals, it requires entities to classify all income and expenses into five categories: operating, investing, financing, income tax and discontinued operations, and introduces defined subtotals, including operating profit.
IFRS 18 requires entities to assess whether they have a IFRS 18 defined specified main business activity. For those entities with a specified main business activity, certain income and expenses will be recorded in the operating category, which may have been recorded in another category if the entity did not have a specified main business activity.
The standard introduces new aggregation and disaggregation principles for financial information and narrow scope amendments to IAS 7 Statement of Cash Flows by using operating profit as the starting point for the indirect method and removing optionality in the classification of interest and dividends. The standard requires disclosure of management-defined performance measures (MPMs).
The Barclays Bank Group has commenced its IFRS 18 impact assessment. The Barclays Bank Group expects to have an IFRS
18 specified main business activity, allowing significant items from the Barclays Bank Group’s operations to be reported within the operating category.
The Barclays Bank Group is also assessing the impact on management‑defined performance measures (MPMs) and the enhanced disaggregation requirements introduced by IFRS 18. In 2026, the Barclays Bank Group will continue to assess the impact of IFRS 18.
The new standard is effective from 1 January 2027.
6.Critical accounting estimates and judgements
The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying the accounting policies. The key areas involving a higher degree of judgement or complexity or areas where assumptions are significant to the consolidated and individual financial statements are highlighted under the relevant note. Information about estimates, and other sources of estimation uncertainty at the end of the reporting period, that are considered to have a significant risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed within the relevant note.
▪Credit impairment charges on page 199
▪Tax on page 202
▪Fair value of financial instruments on page 217
▪Pensions and post-retirement benefit obligations on page 259
▪Provisions including conduct and legal, competition, and regulatory matters on page 238
7.Other disclosures
To improve transparency and ease of reference, by concentrating related information in one place, certain disclosures required under IFRS have been included within the Risk review section as follows:
▪Credit risk on pages 74 to 76 and on pages 89 to 129
▪Market risk on page 76 and on pages 131 to 132
▪Treasury and capital risk – capital on page 77 to 79 and on page 141
▪Treasury and capital risk – liquidity on pages 77 to 79 and on pages 134 to 140
These disclosures are covered by the Audit opinion (included on pages 172 to 174) where referenced as audited.

Barclays Bank PLC 2025 Annual Report on Form 20-F	190
Notes to the financial statements
Financial performance and returns
The notes included in this section focus on the results and performance of the Barclays Bank Group. Information on the segmental performance, income generated, expenditure incurred, tax, and dividends are included here.
2Segmental reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Committee, which is responsible for allocating resources and assessing performance of the operating segments, and has been identified as the chief operating decision maker. All transactions between business segments are conducted on an arm’s-length basis.
Income and expenses directly associated with each segment are included in determining business segment performance.
The Group presents its financial disclosures through the following segments:
•Barclays UK Corporate Bank: this division brings together lending, trade and working capital, liquidity, payments and FX solutions for UK corporate clients with an annual turnover from £6.5 million and higher, excluding those clients that form part of the FTSE 350, which are included within the IB.
•Barclays Private Bank and Wealth Management: this division serves UK and international private banking clients providing a range of investment, banking and lending products alongside expert advice. It also serves UK wealth management and UK digital investing clients offering a range of financial services.
•Barclays Investment Bank: this segment incorporates the Global Markets, Investment Banking and International
Corporate Banking businesses, serving FTSE 350, multinationals and financial institution clients that are regular users of Investment Bank services.
•Barclays US Consumer Bank: is a co-branded credit card issuer and financial services partner in the United States for travel, entertainment, retail and affinity institutions. It offers co-branded, small business and private label credit cards, instalment loans, online savings accounts and certificates of deposits.
The below tables also includes Head Office, which comprises central support, central treasury operations and legacy businesses. In addition to these elements, Head Office  also includes the Payment Acceptance business.

Analysis of results by business

For the year ended 31 December 2025	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
	£m	£m	£m	£m	£m	£m
Net interest income	1,532	834	1,653	2,849	426	7,294
Non-interest income	593	584	11,677	859	(80)	13,633
Total income	2,125	1,418	13,330	3,708	346	20,927
Of which inter-segmental income/(expense)	1,903	1,864	(3,483)	(6)	(278)	—
Operating costs	(1,071)	(1,040)	(8,187)	(1,666)	(629)	(12,593)
UK regulatory levies	(29)	(10)	(181)	—	(8)	(228)
Litigation and conduct	(39)	(9)	(28)	(8)	(200)	(284)
Total operating expenses	(1,139)	(1,059)	(8,396)	(1,674)	(837)	(13,105)
Other net expenses[1]	—	—	—	—	(13)	(13)
Profit/(loss) before impairment	986	359	4,934	2,034	(504)	7,809
Credit impairment (charges)/releases	(37)	8	(305)	(1,521)	(11)	(1,866)
Profit/(loss) before tax	949	367	4,629	513	(515)	5,943
Total assets (£bn)	71.4	41.9	1,082.0	34.3	15.9	1,245.5
Total liabilities (£bn)	104.3	80.4	968.1	25.4	5.0	1,183.2
Number of employees (full time equivalent)						22,300
Average number of employees (full time equivalent)						22,300
Average number of employees (headcount)						22,400
Note
1Other net expenses represents the share of post-tax results of associates and joint ventures, and profit (or loss) on disposal of subsidiaries.

Barclays Bank PLC 2025 Annual Report on Form 20-F	191
Notes to the financial statements
Financial performance and returns

For the year ended 31 December 2024	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
	£m	£m	£m	£m	£m	£m
Net interest income	1,266	796	1,413	2,687	583	6,745
Non-interest income	590	545	10,779	664	(286)	12,292
Total income	1,856	1,341	12,192	3,351	297	19,037
Of which inter-segmental income/(expense)	2,410	2,167	(3,815)	(8)	(754)	—
Operating costs	(1,008)	(953)	(7,889)	(1,637)	(758)	(12,245)
UK regulatory levies	(37)	(9)	(187)	—	(9)	(242)
Litigation and conduct	(1)	—	(55)	(13)	(117)	(186)
Total operating expenses	(1,046)	(962)	(8,131)	(1,650)	(884)	(12,673)
Other net expenses[1]	—	—	—	—	—	—
Profit/(loss) before impairment	810	379	4,061	1,701	(587)	6,364
Credit impairment (charges)/releases	(76)	(6)	(123)	(1,293)	(119)	(1,617)
Profit/(loss) before tax	734	373	3,938	408	(706)	4,747
Total assets (£bn)	61.3	34.1	1,061.8	34.9	26.4	1,218.5
Total liabilities (£bn)	94.7	75.0	955.6	24.5	9.5	1,159.3
Number of employees (full time equivalent)						23,000
Average number of employees (full time equivalent)						23,400
Average number of employees (headcount)						23,500

For the year ended 31 December 2023	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
	£m	£m	£m	£m	£m	£m
Net interest income	1,241	792	1,705	2,616	299	6,653
Non-interest income	620	443	9,717	665	170	11,615
Total income	1,861	1,235	11,422	3,281	469	18,268
Of which inter-segmental income/(expense)	1,576	1,726	(2,650)	(6)	(646)	—
Operating costs	(977)	(830)	(7,847)	(1,669)	(947)	(12,270)
UK regulatory levies	(8)	(4)	(123)	—	(14)	(149)
Litigation and conduct	1	2	5	(6)	(46)	(44)
Total operating expenses	(984)	(832)	(7,965)	(1,675)	(1,007)	(12,463)
Other net expenses[1]	(3)	—	1	(1)	(1)	(4)
Profit/(loss) before impairment	874	403	3,458	1,605	(539)	5,801
Credit impairment (charges)/releases	27	(4)	(102)	(1,438)	(61)	(1,578)
Profit/(loss) before tax	901	399	3,356	167	(600)	4,223
Total assets (£bn)	61.6	32.1	1,027.6	33.4	30.5	1,185.2
Total liabilities (£bn)	86.8	61.0	948.9	21.2	6.8	1,124.7
Number of employees (full time equivalent)						23,900
Average number of employees (full time equivalent)						23,800
Average number of employees (headcount)						24,000
Note
1Other net expenses represents the share of post-tax results of associates and joint ventures, and profit (or loss) on disposal of subsidiaries, associates and joint ventures.
Inter-segmental income/(expense) refers to the internal charging of revenues between different business segments, reflecting how resources such as funding, capital, or services are utilised across the Barclays Bank Group. Segments which operate with a net customer deposit position contribute surplus deposits as a funding source for other Barclays Bank Group segment activities.

Barclays Bank PLC 2025 Annual Report on Form 20-F	192
Notes to the financial statements
Financial performance and returns

Income by geographic region[1]
	2025	2024	2023
For the year ended 31 December	£m	£m	£m
United Kingdom	7,471	6,075	6,095
Americas	9,652	8,864	8,200
Europe	2,265	2,749	2,513
Asia	1,453	1,267	1,373
Africa and Middle East	86	82	87
Total	20,927	19,037	18,268

Income from individual countries which represent more than 5% of total income
	2025	2024	2023
For the year ended 31 December	£m	£m	£m
United Kingdom	7,471	6,075	6,095
United States	9,498	8,702	8,013
Note
1 The geographical analysis is based on the location of the office where the transactions are recorded.
3Net interest income

Accounting for interest income and expenses
Interest income on loans and advances at amortised cost, financial assets at fair value through other comprehensive income and interest expense on financial liabilities held at amortised cost are calculated using the effective interest method which allocates interest, and direct and incremental fees and costs, over the expected lives of the assets and liabilities.
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

	2025	2024	2023
	£m	£m	£m
Cash and balances at central banks	7,759	9,567	8,384
Debt securities at amortised cost	1,953	1,737	1,819
Loans and advances at amortised cost to banks and customers	9,324	9,508	7,854
Fair value through other comprehensive income	1,844	2,335	3,808
Cash collateral	1,849	2,026	1,987
Other[1]	680	607	409
Interest and similar income	23,409	25,780	24,261
Deposits at amortised cost from banks and customers	(8,723)	(10,513)	(8,741)
Debt securities in issue	(2,551)	(2,847)	(3,030)
Subordinated liabilities	(2,973)	(2,990)	(2,697)
Cash collateral	(1,453)	(2,185)	(2,206)
Other[2]	(415)	(500)	(934)
Interest and similar expense	(16,115)	(19,035)	(17,608)
Net interest income	7,294	6,745	6,653
Notes
1    Includes interest income from reverse repurchase agreements and other similar secured lending at amortised cost.
2    Includes interest expense from repurchase agreement and other similar secured borrowing at amortised cost and lease expense.

Barclays Bank PLC 2025 Annual Report on Form 20-F	193
Notes to the financial statements
Financial performance and returns
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

Fee and commission income is disaggregated below by fee types that reflect the nature of the services offered across the
Barclays Bank Group and operating segments, in accordance with IFRS 15. The table below includes a total for fees in scope of IFRS 15. Refer to Note 2 for more detailed information about operating segments.

	2025

	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
	£m	£m	£m	£m	£m	£m
Fee type
Transactional	462	30	336	2,727	254	3,809
Advisory	—	344	710	—	—	1,054
Brokerage and execution	—	158	1,820	—	—	1,978
Underwriting and syndication	102	—	2,655	—	—	2,757
Other	11	3	64	—	31	109
Total revenue from contracts with customers	575	535	5,585	2,727	285	9,707
Other non-contract fee income	26	—	146	—	—	172
Fee and commission income	601	535	5,731	2,727	285	9,879
Fee and commission expense	(96)	(40)	(1,258)	(1,858)	(74)	(3,326)
Net fee and commission income	505	495	4,473	869	211	6,553

	2024

	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
	£m	£m	£m	£m	£m	£m
Fee type
Transactional	448	33	336	2,661	322	3,800
Advisory	—	319	739	—	—	1,058
Brokerage and execution	—	129	1,580	—	—	1,709
Underwriting and syndication	92	—	2,596	—	—	2,688
Other	11	3	51	—	29	94
Total revenue from contracts with customers	551	484	5,302	2,661	351	9,349
Other non-contract fee income	25	—	112	—	—	137
Fee and commission income	576	484	5,414	2,661	351	9,486
Fee and commission expense	(95)	(38)	(1,127)	(1,855)	(100)	(3,215)
Net fee and commission income	481	446	4,287	806	251	6,271

Barclays Bank PLC 2025 Annual Report on Form 20-F	194
Notes to the financial statements
Financial performance and returns

	2023

	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Bank Group
	£m	£m	£m	£m	£m	£m
Fee type
Transactional	433	32	327	2,603	297	3,692
Advisory	—	251	652	—	—	903
Brokerage and execution	—	89	1,674	—	—	1,763
Underwriting and syndication	82	—	1,997	—	—	2,079
Other	12	3	57	—	60	132
Total revenue from contracts with customers	527	375	4,707	2,603	357	8,569
Other non-contract fee income	28	1	110	—	—	139
Fee and commission income	555	376	4,817	2,603	357	8,708
Fee and commission expense	(102)	(34)	(1,253)	(1,765)	(93)	(3,247)
Net fee and commission income	453	342	3,564	838	264	5,461
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
The Barclays Bank Group incurs certain card related costs including those related to cardholder reward programmes and payments to co-brand partners. Cardholder reward programme costs related to customers that settle their outstanding balance each period (transactors) are expensed when incurred and presented in fee and commission expense, while costs related to customers that continuously carry an outstanding balance (revolvers) are included in the effective interest rate of the receivable (refer to Note 3). Payments to partners for new cardholder account originations related to transactor accounts are deferred as costs to obtain a contract under IFRS 15, while costs related to revolver accounts are included in the effective interest rate of the receivable (refer to Note 3). Those costs deferred under IFRS 15 are capitalised and amortised over the estimated life of the customer relationship. Payments to co-brand partners based on revenue sharing to the extent the revenue share relates to 'revolvers' are included in the effective interest rate of the receivable and to the extent revenue share relates to 'transactors' it is presented in fee and commission expense. Payments based on profitability are presented in fee and commission expense.
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
loan syndication; however, the associated fee may be subject to variability until the loan has been syndicated to other syndicate members or until other contingencies have been resolved and therefore the fee revenue is deferred until the uncertainty is resolved.

Barclays Bank PLC 2025 Annual Report on Form 20-F	195
Notes to the financial statements
Financial performance and returns
Included in underwriting and syndication fees are loan commitment fees, when the drawdown is not probable. Such commitment fees are recognised over time through to the contractual maturity of the commitment.
Contract assets and contract liabilities
The Barclays Bank Group had no material contract assets or contract liabilities as at 31 December 2025 (2024: £nil; 2023:
£nil).
Impairment of fee receivables and contract assets
During 2025, there have been no material impairments recognised in relation to fees receivable and contract assets (2024:
£nil; 2023: £nil). Fees in relation to transactional business can be added to outstanding customer balances. These amounts may be subsequently impaired as part of the overall loans and advances balance.
Remaining performance obligations
The Barclays Bank Group applies the practical expedient of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less or because the Barclays Bank Group has a right to consideration that corresponds directly with the value of the service provided to the client or customer.
Costs incurred in obtaining or fulfilling a contract
The Barclays Bank Group expects that incremental costs of obtaining a contract such as success fee and commission fees paid are recoverable and therefore capitalises such contract costs. Capitalised contract costs net of amortisation as at
31 December 2025 are £131m (2024: £103m; 2023: £203m).
Capitalised contract costs are amortised over the customer relationship period depending on the transfer of services to which the asset pertains. In 2025, the amount of amortisation was £29m (2024: £58m; 2023: £52m) and there was no impairment loss recognised in connection with the capitalised contract costs (2024: £nil; 2023: £nil).
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
Gains or losses on non-trading financial instruments designated or mandatorily at fair value, with changes in fair value recognised in the income statement, are included in net trading income where the business model is to manage assets and liabilities on a fair value basis, which includes the use of derivatives. Gains and losses are also reported in net trading income where an instrument is designated at fair value to eliminate an accounting mismatch.

	2025	2024	2023
	£m	£m	£m
Net gains on financial instruments held for trading	5,160	4,201	4,310
Net gains on financial instruments mandatorily at fair value	1,325	1,199	1,308
Net gains on financial instruments designated at fair value	619	500	362
Net trading income	7,104	5,900	5,980

Barclays Bank PLC 2025 Annual Report on Form 20-F	196
Notes to the financial statements
Financial performance and returns
6Net investment (expense)/income

Accounting for net investment (expense)/income
Dividends are recognised when the right to receive the dividend has been established. Incremental costs are reported within net investment income if they are directly attributable to generating identifiable investment income. Other accounting policies relating to net investment income are set out in Note 12 and Note 14.

	2025	2024	2023
	£m	£m	£m
Net gains from financial assets mandatorily at fair value	161	219	133
Net (losses)/gains from disposal of financial assets at fair value through other comprehensive income	(201)	134	102
Net losses from disposal of financial assets and liabilities measured at amortised cost[1]	(6)	(225)	(9)
Dividend Income	—	3	—
Net losses on other investments	(26)	(62)	(114)
Net investment (expense)/income	(72)	69	112
1    Included within the 2024 balance are losses of £220m on sale of the performing Italian retail mortgage portfolio.
7Infrastructure, administration and general expenses

	2025	2024	2023
	£m	£m	£m
Infrastructure costs
Property and equipment	454	440	591
Depreciation and amortisation	354	353	438
Impairment of property, equipment and intangible assets	8	2	44
Total infrastructure costs	816	795	1,073

Administration and general expenses
Consultancy, legal and professional fees	419	458	422
Marketing and advertising	355	407	391
Other administration and general expenses	5,418	5,029	4,793
Total administration and general expenses	6,192	5,894	5,606

Total infrastructure, administration and general expenses	7,008	6,689	6,679

Barclays Bank PLC 2025 Annual Report on Form 20-F	197
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
Wholesale assets apply a 100.0% increase in PD and 0.2% PD floor to determine a significant increase in credit risk.
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
High risk customers may not be in arrears but either through an event or an observed behaviour exhibit credit distress. The definition and assessment of high risk includes as wide a range of information as reasonably available, such as industry and
Barclays Bank Group-wide customer level data, including but not limited to bureau scores and high consumer indebtedness index, wherever possible or relevant.

Barclays Bank PLC 2025 Annual Report on Form 20-F	198
Notes to the financial statements
Financial performance and returns
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
b) for non-forborne exposures the performance conditions are defined and approved within an appropriately sanctioned restructure plan, including 12 months’ payment history have been met.
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
Refer to the Measurement uncertainty and sensitivity analysis section on page 105 for further details.
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
risk of the borrower, an assessment must be performed to determine whether the terms of the new agreement are substantially different from the terms of the existing agreement. This assessment considers both the change in cash flows arising from the modified terms as well as the change in overall instrument risk profile. In respect of payment holidays

Barclays Bank PLC 2025 Annual Report on Form 20-F	199
Notes to the financial statements
Financial performance and returns
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
No financial instrument in forbearance can transfer back to Stage 1 until all of the Stage 2 thresholds are no longer met and can only move out of Stage 3 when no longer credit impaired.
Critical accounting estimates and judgements
Key areas involving a higher degree of judgement or estimation include:

Judgements	Estimates
Identification and application of management adjustments in response to circumstances outside the scope of the model.	Estimates include modelling assumptions such as estimating forward-looking modelled parameters (PD, EAD & LGD), and a range of unbiased future economic scenarios and scenario weightings.
These estimates are considered to have a significant risk of resulting in material adjustment to the carrying amounts of financial instruments in scope of IFRS 9 impairment within the next financial year.

Barclays Bank PLC 2025 Annual Report on Form 20-F	200
Notes to the financial statements
Financial performance and returns
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
Temporary adjustments to calculated IFRS 9 impairment allowances may be applied in limited circumstances to account for situations where known or expected risk factors or information have not been considered in the ECL assessment or modelling process. For further information please see pages 103 to 104 in credit risk performance.
Information about the potential impact of the physical and transition risks of climate change on borrowers is considered, taking into account reasonable and supportable information to make accounting judgements and estimates. Climate change is inherently of a long-term nature, with significant levels of uncertainty, and consequently requires judgement in determining the possible impact in the next financial year, if any.

Barclays Bank PLC 2025 Annual Report on Form 20-F	201
Notes to the financial statements
Financial performance and returns
Credit impairment charges/(releases)

	2025			2024			2023

	Impairment charges / (releases)	Recoveries and reimburse- ments[1]	Total[2,3]	Impairment charges / (releases)	Recoveries and reimburse- ments[1]	Total[2]	Impairment charges / (releases)	Recoveries and reimburse- ments[1]	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances at amortised cost[4]	1,992	(131)	1,861	1,687	(42)	1,645	1,656	(41)	1,615
Off-balance sheet loan commitments and financial guarantee contracts	(1)	—	(1)	(34)	—	(34)	(37)	—	(37)
Total	1,991	(131)	1,860	1,653	(42)	1,611	1,619	(41)	1,578
Cash collateral and settlement balances	1	—	1	(3)	—	(3)	4	—	4
Financial instruments at fair value through other comprehensive income	(3)	—	(3)	1	—	1	(2)	—	(2)
Reverse repurchase agreements and other similar secured lending at amortised cost	5	—	5	8	—	8	—	—	—
Other financial assets measured at amortised cost	3	—	3	—	—	—	(2)	—	(2)
Credit impairment charges /(releases)	1,997	(131)	1,866	1,659	(42)	1,617	1,619	(41)	1,578
Notes
1Recoveries and reimbursements include £80m (2024: £11m, 2023: £24m) for reimbursements where the Barclays Bank Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts of £51m (2024: £31m, 2023: £17m).
2. Includes net impairment charge on co-branded card portfolio of £176m (2024:160m) within USCB classified as held for sale.
3  Includes net impairment charge of £101m related to the acquisition of GM portfolio.
4Includes Debt securities at amortised cost.
Write-offs that can be subjected to enforcement activity
The contractual amount outstanding on financial assets that were written off during the year and that can still be subjected to enforcement activity is £602m (2024: £500m, 2023: £395m) including £63m pertaining to co-branded card portfolio within USCB classified as held for sale in December 2024. This is lower than the write-offs presented in the movement in the gross exposures and impairment allowance table due to assets sold during the year post write-offs and post write-off recoveries.
Modification of financial assets
Financial assets of £2,001m (2024: £1,585m, 2023: £2,177m), with a loss allowance measured at an amount equal to lifetime ECL, were subject to non-substantial modification during the year, with a resulting loss of £80m (2024: £75m, 2023:
£2m). The gross carrying amount at 31 December 2025 of financial assets subject to non-substantial modification for which the loss allowance has changed to a 12-month ECL during the year amounts to £221m (2024: £101m, 2023: £149m).

Barclays Bank PLC 2025 Annual Report on Form 20-F	202
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
authorities will review uncertain tax positions and that all facts will be fully and transparently disclosed.
Critical accounting estimates and judgements
Key areas involving a higher degree of judgement or estimation include:

Judgements	Estimates
Recognition of deferred tax assets and determination of provisions for uncertain tax positions.	Measurement of deferred tax balances and the level of provisioning for uncertain tax positions.
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
therefore be subject to challenge by a tax authority over the next year.
Deferred tax assets have been recognised based on business profit forecasts which included consideration for the current view of climate impacts. Details on the recognition of deferred tax assets are provided in this note.

Barclays Bank PLC 2025 Annual Report on Form 20-F	203
Notes to the financial statements
Financial performance and returns

	2025	2024	2023
	£m	£m	£m
Current tax charge/(credit)
Current year	982	680	605
Adjustments in respect of prior years	(9)	42	(96)
	973	722	509
Deferred tax charge
Current year	219	239	43
Adjustments in respect of prior years	93	38	110
	312	277	153
Tax charge	1,285	999	662
The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Barclays Bank Group’s profit before tax.

	2025	2025	2024	2024	2023	2023
	£m	%	£m	%	£m	%
Profit before tax from continuing operations	5,943		4,747		4,223
Tax charge based on the applicable UK corporation tax rate of 25% (2024: 25%, 2023: 23.5%)	1,486	25.0%	1,187	25.0%	992	23.5%
Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 23.5% (2024: 23%, 2023: 23.6%))	(88)	(1.5%)	(95)	(2.0%)	3	0.1%

Recurring items:
Non-creditable taxes including withholding taxes	134	2.3%	95	2.0%	124	3.0%
Adjustments in respect of prior years	84	1.5%	80	1.7%	14	0.3%
Changes in recognition of deferred tax and effect of unrecognised tax losses	49	0.8%	69	1.5%	(58)	(1.4%)
Impact of UK bank levy being non-deductible	47	0.8%	47	1.0%	35	0.8%
Non-deductible expenses	35	0.6%	44	0.9%	47	1.1%
Non-taxable gains and income	(29)	(0.5%)	(74)	(1.6%)	(60)	(1.4%)
Other items including banking surcharge[1]	(110)	(2.0%)	(32)	(0.7%)	(74)	(1.8%)
Tax relief on payments made under AT1 instruments	(189)	(3.2%)	(189)	(4.0%)	(174)	(4.1%)
Tax relief on holdings of inflation-linked government bonds	(194)	(3.3%)	(157)	(3.3%)	(194)	(4.6%)

Non-recurring items:
Non-deductible provisions for UK customer redress	47	0.8%	22	0.5%	7	0.2%
Non-deductible provisions for investigations and litigation	10	0.2%	2	0.0%	—	—
Non-deductible impairments and losses on divestments	3	0.1%	—	—	—	—
Total tax charge	1,285	21.6%	999	21.0%	662	15.7%
Note
1Banking surcharge includes the impact of the 3% UK banking surcharge rate on profits/losses and tax adjustments relating to UK banking entities.
Factors influencing the effective tax rate
The effective tax rate of 21.6% is lower than the UK corporation tax rate of 25% primarily due to tax relief on holdings of inflation-linked government bonds and tax relief on payments made under AT1 instruments. These factors, which have each decreased the effective tax rate, are partially offset by non-creditable taxes including withholding taxes. The tax charge for the year also includes £22m in respect of global minimum tax arising under the Pillar Two rules.
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
with reserve capital instruments issued as part of the capital raising announced by Barclays in October 2008, which have since been redeemed. The judgment was handed down in March 2024 and was in HMRC’s favour. In January 2025, Barclays was granted permission from the Upper Tribunal to appeal against the judgment and the Upper Tribunal will hear the case in

Barclays Bank PLC 2025 Annual Report on Form 20-F	204
Notes to the financial statements
Financial performance and returns
2026. A provision is carried that is expected to be sufficient to cover the tax cost (once tax attributes that are available to partially offset a potential tax liability in respect of this issue are taken into account) in the event that the appeal is unsuccessful and the existing judgment were to stand.
Tax in the consolidated statement of comprehensive income
Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income.
Tax included directly in equity
Tax included directly in equity comprises a £189m credit (2024: £94m credit) relating to share-based payments and deductible costs on issuing other equity instruments.
Deferred tax assets and liabilities
The deferred tax amounts on the balance sheet were as follows:

	Barclays Bank Group
	2025	2024
	£m	£m
UK Tax Group	1,433	2,315
US Intermediate Holding Company Tax Group ("IHC Tax Group")	1,005	1,162
Barclays Bank PLC's US Branch Tax Group	255	270
Other (outside the UK and US tax groups)	243	386
Deferred tax asset	2,936	4,133
Deferred tax liability	(1)	(2)
Net deferred tax	2,935	4,131
UK Tax Group deferred tax assets and liabilities
The net deferred tax asset in the UK Tax Group of £1,433m (2024: £2,315m) includes a deferred tax asset of £846m (2024:
£1,066m) relating to tax losses with the balance relating to temporary differences. There is no time limit on utilisation of UK tax losses and business profit forecasts indicate these losses will be fully recovered.
US deferred tax assets in the IHC and the US Branch Tax Groups
The deferred tax asset in the IHC Tax Group of £1,005m (2024: £1,162m) includes £12m (2024: £38m) relating to tax losses, with the balance relating to temporary differences. The deferred tax asset in Barclays Bank PLC’s US Branch Tax
Group of £255m (2024: £270m) relates entirely to temporary differences.
In relation to the IHC Tax Group, these temporary differences include £307m (2024: £365m) arising from New York State and City prior net operating loss conversion which can be carried forward and will expire in 2034. Business profit forecasts indicate that these amounts will be utilised prior to expiry.
Other deferred tax assets (outside the UK and US tax groups)
The deferred tax asset of £243m (2024: £386m) in other entities within the Barclays Bank Group includes £54m (2024:
£111m) relating to tax losses. These deferred tax assets relate to a number of different territories and their recognition is based on profit forecasts or local country law which indicate that it is probable that those deferred tax assets will be fully recovered.
Of the deferred tax asset of £243m (2024: £386m), an amount of £12m (2024: £4m) relates to entities which have suffered a loss in either the current or prior year and for which the utilisation of the deferred tax is dependent on future taxable profits. This has been taken into account in reaching the above conclusion that these deferred tax assets will be fully recovered in the future.

Barclays Bank PLC 2025 Annual Report on Form 20-F	205
Notes to the financial statements
Financial performance and returns
The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet and in the preceding table as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Barclays Bank Group
	Fixed asset timing differences	Fair value through other comprehensive income	Cash flow hedges	Retirement benefit obligations	Loan impairment allowance	Own credit	Share based payments and deferred compensation	Other temporary differences	Tax losses carried forward	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	367	691	904	12	408	394	409	878	1,215	5,278
Liabilities	(109)	—	(3)	(897)	—	—	—	(138)	—	(1,147)
As at 1 January 2025	258	691	901	(885)	408	394	409	740	1,215	4,131
Income statement	42	—	—	14	(151)	—	40	25	(282)	(312)
Other comprehensive income and reserves	—	(256)	(582)	(7)	—	(28)	114	1	—	(758)
Other movements	(14)		—	(2)	(32)	1	(16)	(42)	(21)	(126)
	286	435	319	(880)	225	367	547	724	912	2,935
Assets	380	435	319	14	225	367	547	772	912	3,971
Liabilities	(94)	—	—	(894)	—	—	—	(48)	—	(1,036)
As at 31 December 2025	286	435	319	(880)	225	367	547	724	912	2,935

Assets	275	510	1,058	16	506	85	327	903	1,423	5,103
Liabilities	(112)	—	—	(1,014)	—	—	—	(92)	—	(1,218)
As at 1 January 2024	163	510	1,058	(998)	506	85	327	811	1,423	3,885
Income statement	90	—	—	(3)	(79)	1	(6)	(72)	(208)	(277)
Other comprehensive income and reserves	—	181	(157)	116	—	308	79	1	—	528
Other movements	5	—	—	—	(19)	—	9	—	—	(5)
	258	691	901	(885)	408	394	409	740	1,215	4,131
Assets	367	691	904	12	408	394	409	878	1,215	5,278
Liabilities	(109)	—	(3)	(897)	—	—	—	(138)	—	(1,147)
As at 31 December 2024	258	691	901	(885)	408	394	409	740	1,215	4,131
Other movements include the impact of changes in foreign exchange rates as well as deferred tax amounts relating to acquisitions and disposals.
The amount of deferred tax asset expected to be recovered after more than 12 months for the Barclays Bank Group is
£3,590m (2024: £4,662m). The amount of deferred tax liability expected to be settled after more than 12 months for the
Barclays Bank Group is £1,023m (2024: £1,021m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.
Unrecognised deferred tax
Tax losses and temporary differences
The Barclays Bank Group has deferred tax assets not recognised in respect of gross deductible temporary differences of
£288m (2024: £373m), unused tax credits of £336m (2024: £359m), and gross tax losses of £21,016m (2024: £21,021m).
The tax losses include capital losses of £3,719m (2024: £3,629m). Of these tax losses, £13m (2024: £13m) expire within five years, £2,216m (2024: £6m) expire within six to ten years, £9,747m (2024: £11,789m) expire within eleven to twenty years and £9,040m (2024: £9,213m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.
Barclays Bank Group investments in subsidiaries, branches and associates
Deferred tax is not recognised in respect of the value of Barclays Bank Group's investments in subsidiaries, branches and associates where the Barclays Bank Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The aggregate amount of these temporary differences for which deferred tax liabilities have not been recognised was £868m (2024: £873m).

Barclays Bank PLC 2025 Annual Report on Form 20-F	206
Notes to the financial statements
Financial performance and returns
10Dividends on ordinary shares and preference shares
The 2025 financial statements include £2,570m (2024: £1,782m, 2023: £1,348m) of dividends paid on ordinary shares. This comprises a 2024 interim dividend of £1,195m (2023; £852m, 2022: £700m) and an interim dividend in relation to 2025 of
£1,375m (2024: interim dividend of £930m, 2023: interim dividend of
£648
m).
This results in a total dividend for the year of £1.10 (2024: £0.76, 2023: £0.58) per ordinary share.
Dividends paid on preference shares amounted to £32m (2024: £41m, 2023; £40m). Dividends paid on the Euro preference shares amounted to £145.38 per share (2024: £384.56, 2023: £333.36). Dividends paid on the US Dollar preference shares amounted to £464.77 per share (2024: £493.20, 2023: £499.58).
The Directors have approved a full year dividend in respect of 2025 of £1,175m . The financial statements for the year ended
31 December 2025 do not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2026.

Barclays Bank PLC 2025 Annual Report on Form 20-F	207
Notes to the financial statements
Assets and liabilities held at fair value

The notes included in this section focus on assets and liabilities the Barclays Bank Group holds and recognises at fair value.
Details regarding the Barclays Bank Group’s approach to managing market risk can be found on page 76.

11Trading portfolio

Accounting for trading portfolio assets and liabilities
All assets and liabilities held for trading purposes are held at fair value with gains and losses in the changes in fair value taken to the income statement in net trading income (Note 5).

	Barclays Bank Group
	2025	2024
	£m	£m
Debt securities and other eligible bills	94,040	77,805
Equity securities	83,243	74,859
Traded loans	12,249	13,470
Commodities	211	110
Trading Portfolio Assets	189,743	166,244

Debt securities and other eligible bills	(32,309)	(36,324)
Equity securities	(24,520)	(19,858)
Trading Portfolio Liabilities	(56,829)	(56,182)
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

	Barclays Bank Group
	2025	2024
	£m	£m
Loans and advances	785	1,039
Debt securities	303	182
Other financial assets	—	—
Financial assets designated at fair value	1,088	1,221

Loans and advances	46,100	43,143
Debt securities	2,818	2,749
Equity securities	2,336	2,856
Reverse repurchase agreements and other similar secured lending	132,600	141,791
Other financial assets	60	85
Financial assets mandatorily at fair value	183,914	190,624
Total	185,002	191,845

Barclays Bank PLC 2025 Annual Report on Form 20-F	208
Notes to the financial statements
Assets and liabilities held at fair value
Credit risk of financial assets designated at fair value and related credit derivatives
The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk, and the cumulative changes in fair value since initial recognition for loans and advances. The table does not include debt securities as they have minimal exposure to credit risk due to limited gross exposure.

	Barclays Bank Group

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2025	2024	2025	2024	2025	2024
	£m	£m	£m	£m	£m	£m
Loans and advances designated at fair value, attributable to credit risk	785	1,039	2	(2)	(2)	(4)
Value mitigated by related credit derivatives	193	405	(2)	—	(2)	—
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
Fair value hedge accounting
Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The fair value changes adjust the carrying value of the hedged asset or liability held at amortised cost. For hedged items classified as fair value through other comprehensive income, fair value movements attributable to the hedged risk are transferred from other comprehensive income to the income statement.
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
investments are accounted for similarly to cash flow hedges; the effective portion of the gain or loss on the hedging instrument is being recognised directly in other comprehensive income and the ineffective portion being recognised immediately in the income statement. The cumulative gain or loss recognised in other comprehensive income is recognised

Barclays Bank PLC 2025 Annual Report on Form 20-F	209
Notes to the financial statements
Assets and liabilities held at fair value
in the income statement on the disposal or partial disposal of the foreign operation, or other reductions in the Barclays Bank
Group’s investment in the operation.

Barclays Bank Group	2025			2024
	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Total derivative assets/(liabilities) held for trading	99,839,732	250,285	(240,158)	83,571,610	291,562	(278,636)
Total derivative assets/(liabilities) held for risk management	239,559	1,907	(599)	221,158	794	(695)
Derivative assets/(liabilities)	100,079,291	252,192	(240,757)	83,792,768	292,356	(279,331)

Barclays Bank PLC 2025 Annual Report on Form 20-F	210
Notes to the financial statements
Assets and liabilities held at fair value
The fair values and notional amounts of derivatives held for trading are set out in the following table:

Derivatives held for trading and risk management	2025			2024
Barclays Bank Group	Notional contract amount	Fair value		Notional contract amount	Fair value
		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading
Foreign exchange derivatives
OTC derivatives	8,229,535	73,979	(71,525)	8,242,887	123,379	(116,485)
Derivatives cleared by central counterparty	276,189	251	(221)	240,612	228	(235)
Exchange traded derivatives	20,733	1	(1)	27,441	7	(7)
Foreign exchange derivatives	8,526,457	74,231	(71,747)	8,510,940	123,614	(116,727)
Interest rate derivatives
OTC derivatives	32,272,598	90,814	(77,199)	26,437,086	92,206	(79,936)
Derivatives cleared by central counterparty	42,100,741	1,409	(1,124)	36,249,392	1,443	(1,319)
Exchange traded derivatives	11,473,470	1,498	(1,457)	7,672,496	2,664	(2,698)
Interest rate derivatives	85,846,809	93,721	(79,780)	70,358,974	96,313	(83,953)
Credit derivatives
OTC derivatives	671,066	4,169	(4,666)	593,702	3,474	(4,307)
Derivatives cleared by central counterparty	1,065,702	3,682	(3,713)	943,413	3,424	(3,148)
Credit derivatives	1,736,768	7,851	(8,379)	1,537,115	6,898	(7,455)
Equity and stock index derivatives
OTC derivatives	739,153	22,180	(27,092)	598,024	21,964	(26,318)
Exchange traded derivatives	2,769,230	50,161	(51,063)	2,347,247	40,947	(42,309)
Equity and stock index derivatives	3,508,383	72,341	(78,155)	2,945,271	62,911	(68,627)
Commodity derivatives
OTC derivatives	4,681	15	(16)	7,084	17	(32)
Exchange traded derivatives	216,634	2,126	(2,081)	212,226	1,809	(1,842)
Commodity derivatives	221,315	2,141	(2,097)	219,310	1,826	(1,874)
Derivative assets/(liabilities) held for trading	99,839,732	250,285	(240,158)	83,571,610	291,562	(278,636)

Total OTC derivatives	41,917,033	191,157	(180,498)	35,878,783	241,040	(227,078)
Total derivatives cleared by central counterparty	43,442,632	5,342	(5,058)	37,433,417	5,095	(4,702)
Total exchange traded derivatives	14,480,067	53,786	(54,602)	10,259,410	45,427	(46,856)
Derivative assets/(liabilities) held for trading	99,839,732	250,285	(240,158)	83,571,610	291,562	(278,636)

Derivatives held for risk management
Derivatives designated as cash flow hedges
Currency Swaps	26,048	1,677	(39)	26,564	611	(307)
Interest rate derivatives cleared by central counterparty	101,099	—	—	86,759	—	—
Derivatives designated as cash flow hedges	127,147	1,677	(39)	113,323	611	(307)
Derivatives designated as fair value hedges
Interest rate swaps	4,900	75	(517)	7,234	147	(322)
Interest rate derivatives cleared by central counterparty	103,193	—	—	96,588	—	—
Derivatives designated as fair value hedges	108,093	75	(517)	103,822	147	(322)
Derivatives designated as hedges of net investments
Forward foreign exchange	4,319	155	(43)	4,013	36	(66)
Derivatives designated as hedges of net investments	4,319	155	(43)	4,013	36	(66)
Derivative assets/(liabilities) held for risk management	239,559	1,907	(599)	221,158	794	(695)

Total OTC derivatives	35,267	1,907	(599)	37,811	794	(695)
Total derivatives cleared by central counterparty	204,292	—	—	183,347	—	—
Derivative assets/(liabilities) held for risk management	239,559	1,907	(599)	221,158	794	(695)

Barclays Bank PLC 2025 Annual Report on Form 20-F	211
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
▪If a hedging relationship becomes over-hedged, for example in hedges of net investments if the net asset value designated at the start of the period falls below the amount of the hedging instrument
▪Cash flow hedges using external swaps with non-zero fair values

Barclays Bank PLC 2025 Annual Report on Form 20-F	212
Notes to the financial statements
Assets and liabilities held at fair value

Hedged items in fair value hedges
Barclays Bank Group		Accumulated fair value adjustment included in carrying amount
	Carrying amount	Total	Of which: Accumulated fair value adjustment on items no longer in a hedge relationship	Change in fair value used as a basis to determine ineffectiveness	Hedge ineffectiveness recognised in the income statement[1]
Hedged item statement of financial position classification and risk category	£m	£m	£m	£m	£m
2025
Assets
Loans and advances at amortised cost
- Interest rate risk	698	(155)	1	4	(1)
- Inflation risk	280	188	79	(9)	—
Debt securities classified as amortised cost
- Interest rate risk	11,388	27	(1)	100	32
- Inflation risk	8,127	(1,332)	1	(9)	16
Financial assets at fair value through other comprehensive income[2]
- Interest rate risk	27,807	(1,378)	(429)	(163)	127
- Inflation risk	1,324	(62)	(20)	(5)	(13)
Total Assets	49,624	(2,712)	(369)	(82)	161
Liabilities
Debt securities in issue
- Interest rate risk	(1,333)	1	(31)	5	1
Subordinated liabilities
- Interest rate risk	(38,611)	1,576	1,006	(514)	(22)
Deposits at amortised cost from banks and customers
- Interest rate risk	(12,916)	(14)	(1)	(2)	3
Total Liabilities	(52,860)	1,563	974	(511)	(18)
Total Hedged Items	(3,236)	(1,149)	605	(593)	143

2024
Assets
Loans and advances at amortised cost
- Interest rate risk	711	(160)	(1)	(18)	4
- Inflation risk	318	219	102	(18)	7
Debt securities classified as amortised cost
- Interest rate risk	7,673	(44)	8	50	66
- Inflation risk	8,348	(1,342)	2	(598)	(29)
Financial assets at fair value through other comprehensive income[2]
- Interest rate risk	29,514	(1,162)	(452)	(132)	176
- Inflation risk	2,979	(96)	(31)	(59)	(22)
Total Assets	49,543	(2,585)	(372)	(775)	202
Liabilities
Debt securities in issue
- Interest rate risk	(1,417)	8	(24)	(18)	2
Subordinated liabilities
- Interest rate risk	(37,531)	2,257	1,182	398	(8)
Deposits at amortised cost from banks and customers
- Interest rate risk	(8,596)	(12)	(1)	(4)	(2)
Total Liabilities	(47,544)	2,253	1,157	376	(8)
Total Hedged Items	1,999	(332)	785	(399)	194
Notes
1Hedge ineffectiveness is recognised in net interest income.
2For items classified as fair value through other comprehensive income, the hedge accounting adjustment is not included in the carrying amount, but rather adjusts other comprehensive income.

Barclays Bank PLC 2025 Annual Report on Form 20-F	213
Notes to the financial statements
Assets and liabilities held at fair value
Amount, timing and uncertainty of future cash flows
The following table shows the fair value hedging instruments which are carried on the balance sheet:

Barclays Bank Group		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m
As at 31 December 2025
Fair value	Interest rate risk	2	(3)	—	95,612	710
	Inflation risk	73	(514)	—	12,481	26
	Total	75	(517)	—	108,093	736

As at 31 December 2024
Fair value	Interest rate risk	26	(16)	—	89,602	(38)
	Inflation risk	121	(306)	—	14,220	631
	Total	147	(322)	—	103,822	593
The following table profiles the expected notional values of current hedging instruments for fair value hedging in future years:

	2025	2026	2027	2028	2029	2030	2031 and later
As at 31 December 2025	£m	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Fair value hedges of:
Interest rate risk (outstanding notional amount)	95,612	76,744	65,798	61,019	53,609	40,763	32,092
Inflation risk (outstanding notional amount)	12,481	11,728	10,965	9,494	8,850	7,821	7,076
For Barclays Bank Group, there are 1023 (2024: 946) interest rate risk fair value hedges with an average fixed rate of 2.7%
(2024: 2.6%) across the relationships and 87 (2024: 105) inflation risk fair value hedges with an average rate of 0.3% (2024:
0.2%) across the relationships.

Barclays Bank PLC 2025 Annual Report on Form 20-F	214
Notes to the financial statements
Assets and liabilities held at fair value

Hedged items in cash flow hedges and hedges of net investments in foreign operations
Barclays Bank Group	Change in value of hedged item used as the basis for recognising ineffectiveness	Balance in cash flow hedging reserve for continuing hedges	Balance in currency translation reserve for continuing hedges	Balances remaining in cash flow hedging reserve for which hedge accounting is no longer applied	Balances remaining in currency translation reserve for which hedge accounting is no longer applied	Hedging gains or losses recognised in other comprehensive income	Hedge ineffectiveness recognised in the income statement[1]
Description of hedge relationship and hedged risk	£m	£m	£m	£m	£m	£m	£m
2025
Assets
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	(336)	(92)	—	918	—	(336)	6
Cash and balances at Central Banks	(553)	(149)	—	604	—	(553)	(19)
Foreign exchange risk
Loans and advances at amortised cost	(1,637)	120	—	—	—	(1,637)	17
Inflation risk
Debt securities classified at amortised cost	(113)	(143)	—	(21)	—	(113)	8
Liabilities
Cash flow hedge of:
Foreign exchange risk
Subordinated Liabilities	9	16	—	—	—	9	—
Total cash flow hedges	(2,630)	(248)	—	1,501	—	(2,630)	12
Hedge of net investment in foreign operations
USD foreign operations	(484)	—	1,151	—	—	(484)	—
EUR foreign operations	146	—	100	—	—	146	—
Other foreign operations	(161)	—	(103)	—	60	(161)	—
Total foreign operations	(499)	—	1,148	—	60	(499)	—
2024
Assets
Cash flow hedge of:
Interest rate risk
Loans and advances at amortised cost	438	182	—	1,552	—	438	(8)
Cash and balances at Central Banks	495	123	—	1,495	—	495	22
Foreign exchange risk
Loans and advances at amortised cost	300	106	—	—	—	300	5
Inflation risk
Debt securities classified at amortised cost	118	(73)	—	25	—	118	—
Liabilities
Cash flow hedge of:
Foreign exchange risk
Subordinated Liabilities	18	(9)	—	—	—	18	—
Total cash flow hedges	1,369	329	—	3,072	—	1,369	19
Hedge of net investment in foreign operations
USD foreign operations	136	—	1,449	—	—	136	—
EUR foreign operations	(109)	—	(26)	—	—	(109)	—
Other foreign operations	(17)	—	34	—	96	(17)	—
Total foreign operations	10	—	1,457	—	96	10	—
Note
1Hedge ineffectiveness is recognised in net interest income.

Barclays Bank PLC 2025 Annual Report on Form 20-F	215
Notes to the financial statements
Assets and liabilities held at fair value
The following table shows the cash flow and net investment hedging instruments which are carried on the balance sheet:

Barclays Bank Group		Carrying value			Nominal amount	Change in fair value used as a basis to determine ineffectiveness
		Derivative assets	Derivative liabilities	Loan liabilities
Hedge type	Risk category	£m	£m	£m	£m	£m
As at 31 December 2025
Cash flow	Interest rate risk	—	—	—	94,727	876
	Foreign exchange risk	1,677	(39)	—	26,048	1,645
	Inflation risk	—	—	—	6,372	121
	Total	1,677	(39)	—	127,147	2,642
Net investment	Foreign exchange risk	155	(43)	(6,109)	10,428	499

As at 31 December 2024
Cash flow	Interest rate risk	—	—	—	80,382	(919)
	Foreign exchange risk	611	(307)	—	26,564	(313)
	Inflation risk	—	—	—	6,377	(118)
	Total	611	(307)	—	113,323	(1,350)
Net investment	Foreign exchange risk	36	(66)	(7,588)	11,601	(10)
For Barclays Bank Group there is 1 (2024: 2) foreign exchange risk cash flow hedge with an average foreign exchange rate of
JPY 162.56: GBP 1 (2024: JPY 149.87: GBP 1), 11 (2024: 11) with an average foreign exchange rate of USD 1.26: GBP 1
(2024: 1.27) and 12 (2024: 9) with an average foreign exchange rate of AUD 1.98: GBP 1 (2024: 1.94).
The effect on the income statement and other comprehensive income of recycling amounts in respect of cash flow hedges and net investment hedges of foreign operations is set out in the following table:

Barclays Bank Group	2025		2024
	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur	Amount recycled from other comprehensive income due to hedged item affecting income statement	Amount recycled from other comprehensive income due to sale of investment, or cash flows no longer expected to occur
Description of hedge relationship and hedged risk	£m	£m	£m	£m
Cash flow hedge of interest rate risk
Recycled to net interest income	(1,162)	(1)	(1,697)	(2)
Cash flow hedge of foreign exchange risk
Recycled to net trading income	1,669	—	(251)	—
Hedge of net investment in foreign operations
Recycled to other income	—	(34)	—	(1)
A detailed reconciliation of the movements of the cash flow hedging reserve and the currency translation reserve is as follows:

Barclays Bank Group	2025		2024
	Cash flow hedging reserve	Currency translation reserve	Cash flow hedging reserve	Currency translation reserve
	£m	£m	£m	£m
Balance on 1 January	(2,448)	3,690	(2,895)	3,783
Currency translation movements	24	(1,640)	20	(194)
Hedging (losses)/gains for the year	2,630	499	(1,369)	50
Amounts reclassified in relation to cash flows affecting profit or loss	(506)	34	1,950	1
Tax	(607)	(49)	(154)	50
Balance on 31 December	(907)	2,534	(2,448)	3,690

Barclays Bank PLC 2025 Annual Report on Form 20-F	216
Notes to the financial statements
Assets and liabilities held at fair value
14Financial assets at fair value through other comprehensive income

Accounting for financial assets at fair value through other comprehensive income (FVOCI)
Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling and that contain contractual terms that give rise on specified dates to cash flows that are SPPI are measured at FVOCI. They are subsequently re-measured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognised in other comprehensive income until the assets are sold. Interest (calculated using the effective interest method) is recognised in the income statement in net interest income (Note 3). Upon disposal, the cumulative gain or loss in other comprehensive income is included in net investment income (Note 6).
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

	Barclays Bank Group
	2025	2024
	£m	£m
Debt securities and other eligible bills	40,451	47,727
Loans and advances	2,367	3,283
Financial assets at fair value through other comprehensive income	42,818	51,010
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

	Barclays Bank Group
	2025		2024
	Fair value	Contractual amount due on maturity	Fair value	Contractual amount due on maturity
	£m	£m	£m	£m
Debt securities	85,086	99,105	76,833	92,479
Deposits	48,997	51,262	46,383	48,201
Repurchase agreements and other similar secured borrowing	158,857	159,276	156,024	156,600
Subordinated debt	587	967	537	957
Financial liabilities designated at fair value	293,527	310,610	279,777	298,237
The cumulative own credit net loss recognised for Barclays Bank Group is £1,335m (2024: £1,434m).

Barclays Bank PLC 2025 Annual Report on Form 20-F	217
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
Wherever possible, fair value is determined by reference to a quoted market price for that instrument. For many of the
Barclays Bank Group’s financial assets and liabilities, including derivatives, quoted prices are not available and valuation models are used to estimate fair value. The models calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market inputs including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates.
For financial liabilities measured at fair value, the carrying amount also reflects the effect on fair value of changes in own credit spreads derived from observable market data such as in primary issuance and redemption activity for structured notes.
The Barclays Bank Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Financial instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, Barclays Bank Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.
On initial recognition, the transaction price often reflects the fair value of the asset or liability.  However, in some circumstances, fair value may differ to the transaction price when there is information to the contrary. If the fair value of the instrument is observable from current market transactions in the same instrument, or based on a valuation technique whose inputs only include observable inputs, then the instrument is initially recognised at fair value and the difference to the transaction price is recognised in profit or loss.
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
The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 226.
Valuation Control Framework
The Barclays Group has an established valuation control framework that oversees valuation methodologies, standards and procedures.
Critical accounting estimates and judgements
Key areas involving a higher degree of judgement or estimation include:

Judgements	Estimates
Classification of financial instruments with significant unobservable inputs as Level 3.	Valuation of Level 3 assets and liabilities are typically determined by referencing observable inputs, historical data, or employing other analytical techniques.
These estimates are considered to have a significant risk of resulting in a material adjustment to the carrying amounts of financial assets and financial liabilities measured at fair value within the next financial year.

Barclays Bank PLC 2025 Annual Report on Form 20-F	218
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
For assets and liabilities traded in active markets, it is determined that the market valuation includes a representation of the prevailing view of climate-related risks. Within less active markets, for counterparties and instruments identified as being more susceptible to climate change risk, an impact assessment was performed through increasing their probability of default. The change in valuation of the assets and liabilities from this assessment was sufficiently immaterial to necessitate any amendment to the reported 2025 year-end valuations.
Valuation
Assets and liabilities are classified according to a hierarchy that reflects the observability of significant market inputs. The three levels of the fair value hierarchy are defined below with judgement applied in determining the boundary between Level
2 and 3 classifications.
Valuation techniques using quoted market prices – Level 1
Assets and liabilities are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.
Valuation techniques using observable inputs – Level 2
Assets and liabilities classified as Level 2 have been valued using models whose inputs are observable either directly or indirectly. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price. Valuations based on observable inputs include assets and liabilities such as swaps and forwards which are valued using market standard pricing techniques, and options that are commonly traded in markets where all the inputs to the market standard pricing models are observable. For certain instruments that derive a fair value using unobservable inputs that are not considered significant, then the asset or liability may be classified as Level 2.
Valuation techniques using significant unobservable inputs – Level 3
Assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Unobservable input levels are generally determined via reference to observable inputs, historical observations or using other analytical techniques.
The following table shows assets and liabilities that are held at fair value disaggregated by the fair value hierarchy and balance sheet classification:

Assets and liabilities held at fair value
	2025				2024
	Valuation techniques used				Valuation techniques used
	Quoted market price	Observable inputs	Significant unobservable inputs		Quoted market price	Observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	110,773	68,623	10,347	189,743	77,581	78,548	10,115	166,244
Financial assets at fair value through the income statement	5,015	173,801	6,186	185,002	3,463	182,391	5,991	191,845
Derivative financial assets	108	250,374	1,710	252,192	101	290,182	2,073	292,356
Financial assets at fair value through other comprehensive income	31,640	8,110	3,068	42,818	19,021	28,315	3,674	51,010
Investment property	—	—	43	43	—	—	9	9
Total assets	147,536	500,908	21,354	669,798	100,166	579,436	21,862	701,464
Trading portfolio liabilities	(42,009)	(14,733)	(87)	(56,829)	(27,033)	(28,754)	(395)	(56,182)
Financial liabilities designated at fair value	(1,702)	(286,972)	(4,853)	(293,527)	(181)	(276,355)	(3,241)	(279,777)
Derivative financial liabilities	(93)	(237,599)	(3,065)	(240,757)	(86)	(276,064)	(3,181)	(279,331)
Total liabilities	(43,804)	(539,304)	(8,005)	(591,113)	(27,300)	(581,173)	(6,817)	(615,290)

Barclays Bank PLC 2025 Annual Report on Form 20-F	219
Notes to the financial statements
Assets and liabilities held at fair value
The following table shows Barclays Bank Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type. Product type is broadly similar for Barclays Bank PLC.

As at 31 December 2025	Loans	Corporate debt	Asset backed securities	Government and Government sponsored debt	Private equity invest- ments	Issued debt	Reverse repurchase and repurchase agreements	Interest rate derivatives	Equity derivatives	Other products[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	5,667	1,849	874	1,513	—	—	—	—	—	444	10,347
Financial assets at fair value through the income statement	4,620	905	188	33	268	—	97	—	—	75	6,186
Derivative financial assets	—	—	—	—	—	—	—	759	520	431	1,710
Financial assets at fair value through other comprehensive income	2,235	25	756	52	—	—	—	—	—	—	3,068
Investment property	—	—	—	—	—	—	—	—	—	43	43
Total assets	12,522	2,779	1,818	1,598	268	—	97	759	520	993	21,354
Trading portfolio liabilities	—	(36)	—	(34)	—	—	—	—	—	(17)	(87)
Financial liabilities designated at fair value	—	—	—	—	—	(3,760)	(887)	—	—	(206)	(4,853)
Derivative financial liabilities	—	—	—	—	—	—	—	(612)	(1,602)	(851)	(3,065)
Total liabilities	—	(36)	—	(34)	—	(3,760)	(887)	(612)	(1,602)	(1,074)	(8,005)

As at 31 December 2024	Loans	Corporate debt	Asset backed securities	Government and Government sponsored debt	Private equity investments	Issued debt	Reverse repurchase and repurchase agreements	Interest rate derivatives	Equity derivatives	Other products[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	6,146	1,590	991	1,018	—	—	—	—	—	370	10,115
Financial assets at fair value through the income statement	3,991	913	139	35	219	—	539	—	—	155	5,991
Derivative financial assets	—	—	—	—	—	—	—	1,193	477	403	2,073
Financial assets at fair value through other comprehensive income	2,858	47	757	12	—	—	—	—	—	—	3,674
Investment property	—	—	—	—	—	—	—	—	—	9	9
Total assets	12,995	2,550	1,887	1,065	219	—	539	1,193	477	937	21,862
Trading portfolio liabilities	—	(374)	(6)	—	—	—	—	—	—	(15)	(395)
Financial liabilities designated at fair value	—	—	—	—	—	(1,842)	(1,379)	—	—	(20)	(3,241)
Derivative financial liabilities	—	—	—	—	—	—	—	(1,013)	(1,219)	(949)	(3,181)
Total liabilities	—	(374)	(6)	—	—	(1,842)	(1,379)	(1,013)	(1,219)	(984)	(6,817)
Note
1Other products include certificate of deposits, funds and fund-linked products, equity cash products, investment property, credit derivatives and foreign exchange derivatives.

Barclays Bank PLC 2025 Annual Report on Form 20-F	220
Notes to the financial statements
Assets and liabilities held at fair value
Valuation techniques
The valuation techniques and observability used are described below.
Loans
Description: A drawn lending facility issued to corporate clients and customers.
Also includes Prime Brokerage Margin lending, and other similar secured lending agreements. The agreements are primarily short-term in nature.
Valuation: Loans are valued either using a price-based approach, or through models that discount expected future cash flows based on interest rates and loan spreads.
Prime Brokerage Margin Lending transactions are generally valued by discounting the expected future cash flows, using industry standard models that incorporate market interest rates and repurchase rates, based on the specific details of the transaction.
Observability: Within this loan population, the price or loan spread may be generally unobservable.
For Margin Lending inputs are deemed observable up to liquid maturities, and are determined based on the specific features of the transaction. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.
Corporate debt
Description: Primarily corporate bonds.
Valuation: Corporate bonds are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing sources.
Observability: Prices for actively traded bonds are considered observable. Unobservable bond prices are generally determined by reference to bond yields or credit default swap (CDS) spreads for actively traded instruments issued by or referencing the same (or a similar) issuer.
Asset backed securities
Description: Securities that are linked to the cash flows of a pool of referenced assets via securitisation. The category includes residential mortgage backed securities, commercial mortgage backed securities, collateralised debt obligations
(CDOs), collateralised loan obligations (CLOs) and other asset backed securities.
Valuation: Where available, valuations are based on observable market prices sourced from broker quotes and inter-dealer prices and external vendors who provide pricing. Otherwise, valuations are determined using industry standard discounted cash flow analysis that calculates the fair value based on valuation inputs such as constant default rate, conditional prepayment rate, loss given default and yield. These inputs are determined by reference to a number of sources including proxying to observed transactions, market indices or market research, and by assessing underlying collateral performance.
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
Valuation: Liquid bonds that are actively traded through an exchange or clearing house are marked to the levels observed in these markets. Other actively traded bonds are valued using observable market prices sourced from broker quotes, inter-
dealer prices or other reliable pricing sources.
Observability: Observability assessment is performed with reference to bond market trading data. Bonds are assessed at
Level 1 if they are traded in active market with a quoted price in line with requirements of IFRS 13. Unobservable bonds prices are generally determined by reference to bond yields for actively traded bonds from the same (or a similar) issuer.
Private equity investments
Description: Includes investments in equity holdings in operating companies not quoted on a public exchange.

Barclays Bank PLC 2025 Annual Report on Form 20-F	221
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
Valuation: Issued debt is valued using discounted cash flow techniques incorporating various inputs observed for each instrument.
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
Interest rate derivatives
Description: Derivatives linked to interest rates or inflation indices. The category includes futures, interest rate and inflation swaps, swaptions, caps, floors, inflation options and other exotic interest rate derivatives.
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
appropriate.
Observability: FX correlations, forwards and volatilities are generally observable up to liquid maturities which are determined separately for each input and underlying.

Barclays Bank PLC 2025 Annual Report on Form 20-F	222
Notes to the financial statements
Assets and liabilities held at fair value
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
Valuation: Credit derivatives are valued on industry standard models using curves of credit spreads as the principal input.
Credit spreads are observed directly from broker data, third party vendors or priced to proxies.
Observability: Credit derivative contracts referencing entities that are actively traded are generally considered observable.
Other valuation inputs are considered observable if products with significant sensitivity to the inputs are actively traded in a liquid market. Unobservable valuation inputs are generally determined with reference to recent benchmark transactions or inferred from observable trades of the same issuer or similar entities.
Assets and liabilities transferred between levels
During the year ended 31 December 2025, there were £33.5bn assets and £(9.8)bn liabilities transferred from Level 2 to
Level 1 for the Barclays Bank Group (year ended 31 December 2024: there were no material transfers). Additionally, there were £0.7bn assets and £(2.8)bn liabilities transferred from Level 2 to Level 3 (year ended 31 December 2024: there were no material transfers). These transfers reflect enhancement to the Bank’s levelling policy, including the use of additional data in the active market assessment of Level 1 government bonds and updated assessments of unobservable market parameters for government bonds and issued debt, resulting in an increase in Level 3 balances.
Level 3 movement analysis
The following table summarises the movements in the Level 3 balances during the year. Transfers have been reflected as if they had taken place at the beginning of the year.
Asset and liability transfers between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as
Level 3 if an unobservable input is deemed significant.

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2025					Total gains and (losses) in the period recognised in the income statement		Total gains and (losses) in the period recognised in OCI	Transfers		As at 31 Dec 2025
		Purchases	Sales	Issues	Settlements	Trading income[2]	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	10,115	5,810	(4,157)	—	(1,554)	151	—	—	382	(400)	10,347
Financial assets at fair value through the income statement	5,991	2,705	(1,156)	—	(1,232)	14	(22)	—	59	(173)	6,186
Financial assets at fair value through other comprehensive income	3,674	895	(591)	—	(1,030)	4	(2)	—	118	—	3,068
Investment property	9	34	—	—	—	—	—	—	—	—	43
Trading portfolio liabilities	(395)	(55)	25	—	352	2	—	—	(28)	12	(87)
Financial liabilities designated at fair value	(3,241)	—	29	(503)	1,020	43	—	—	(2,954)	753	(4,853)
Net derivative financial instruments[1]	(1,108)	(447)	221	—	—	(44)	1	—	3	19	(1,355)
Total	15,045	8,942	(5,629)	(503)	(2,444)	170	(23)	—	(2,420)	211	13,349

Barclays Bank PLC 2025 Annual Report on Form 20-F	223
Notes to the financial statements
Assets and liabilities held at fair value

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2024					Total gains and (losses) in the period recognised in the income statement		Total gains and (losses) in the period recognised in OCI	Transfers		As at 31 Dec 2024
		Purchases	Sales	Issues	Settlements	Trading income[2]	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	6,509	5,848	(1,817)	—	(865)	(9)	—	—	775	(326)	10,115
Financial assets at fair value through the income statement	5,368	2,540	(1,524)	—	(582)	—	56	—	206	(73)	5,991
Financial assets at fair value through other comprehensive income	776	3,116	(43)	—	—	3	22	—	—	(200)	3,674
Investment property	2	9	(2)	—	—	—	—	—	—	—	9
Trading portfolio liabilities	(368)	(26)	20	—	—	(7)	—	—	(15)	1	(395)
Financial liabilities designated at fair value	(1,212)	(409)	—	(1,147)	143	(74)	—	—	(892)	350	(3,241)
Net derivative financial instruments[1]	(1,113)	(571)	(7)	—	(15)	(66)	—	—	163	501	(1,108)
Total	9,962	10,507	(3,373)	(1,147)	(1,319)	(153)	78	—	237	253	15,045
Notes
1The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £1,710m (2024: £2,073m) and derivative financial liabilities are £(3,065)m (2024: £(3,181)m).
2Trading income represents gains and losses on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in Level 2.
Unrealised gains and losses on Level 3 assets and liabilities
The following tables disclose the unrealised gains and losses recognised in the year arising on Level 3 assets and liabilities held at year end.

Unrealised gains and (losses) recognised during the period on Level 3 assets and liabilities held at year end
	2025				2024
	Income statement		Other compre- hensive income		Income statement		Other compre- hensive income
	Trading income[1]	Other income		Total	Trading income[1]	Other income		Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	36	—	—	36	(9)	—	—	(9)
Financial assets at fair value through the income statement	13	(23)	—	(10)	—	55	—	55
Financial assets at fair value through other comprehensive income	4	(1)	—	3	3	22	—	25
Investment property	—	—	—	—	—	—	—	—
Trading portfolio liabilities	1	—	—	1	(7)	—	—	(7)
Financial liabilities designated at fair value	43	—	—	43	(77)	—	—	(77)
Net derivative financial instruments	(44)	1	—	(43)	(58)	—	—	(58)
Total	53	(23)	—	30	(148)	77	—	(71)
Note
1Trading income represents gains and losses on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in Level 2.

Barclays Bank PLC 2025 Annual Report on Form 20-F	224
Notes to the financial statements
Assets and liabilities held at fair value
Significant unobservable inputs
The following table discloses the valuation techniques and significant unobservable inputs for material products recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Valuation technique(s)[1]	Significant unobservable inputs	2025		2024
			Range		Range
			Min	Max	Min	Max	Units[2]
Derivative financial instruments[3]
Interest rate derivatives	Discounted cash flows	Inflation forwards	n/m4	n/m4	3	3%
		Credit spread	8	2,070	14	1,972	bps
		Yield	—	5	—	12%
	Option model	Interest rate volatility	29	152	19	175	bps vol
		FX - IR correlation	(36)	30	(36)	30%
		IR - IR correlation	35	98	33	98%
		IR - Inflation correlation	10	10	10	10%
		Inflation - Inflation correlation	5	5	5	5%
Equity derivatives	Option model	Equity volatility	1	88	1	133%
		Equity - equity correlation	15	100	40	100%
	Discounted cash flow	Discount margin	(190)	350	(215)	351	bps
Non-derivative financial instruments
Loans	Discounted cash flows	Loan spread	30	942	35	908	bps
		Credit spread	194	420	194	1,011	bps
		Discount margin	780	1,170	230	345	bps
		Yield	5	8	2	18%
	Comparable pricing	Comparable price	—	186	—	240	points
Private Equity investments	EBITDA multiple	EBITDA multiple	6	17	—	—	Multiple
Asset backed securities	Comparable pricing	Comparable price	—	530	—	125	points
	Discounted cash flows	Discount margin	n/m4	n/m4	(137)	(25)	bps
	Option Model	Equity volatility	n/m4	n/m4	15	32%
Corporate debt	Comparable pricing	Comparable price	—	239	—	2,322	points
Government and Government sponsored debt	Comparable pricing	Comparable price	—	231	—	123	points
Issued debt	Discounted cash flows	Credit spread	80	120	50	198	bps
	Option model	Equity volatility	1	95	1	111%
		Interest rate volatility	37	178	19	211	bps vol
Reverse repurchase and repurchase agreements	Discounted cash flows	Repo spread	100	148	14	186	bps
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
Forwards
A price or rate that is applicable to a financial transaction that will take place in the future.
In general, a significant increase in a forward in isolation will result in a fair value increase for the contracted receiver of the underlying (currency, bond, commodity, etc.), but the sensitivity is dependent on the specific terms of the instrument.

Barclays Bank PLC 2025 Annual Report on Form 20-F	225
Notes to the financial statements
Assets and liabilities held at fair value
Credit spread
Credit spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate.
Credit spreads reflect the additional yield that a market participant demands for taking on exposure to the credit risk of an instrument and forms part of the yield used in a discounted cash flow calculation.
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
Discount Margin
Discount margin represents the additional yield over a benchmark rate that market participants require to compensate for credit risk, liquidity risk, and other factors associated with the instrument. Commonly used in discounted cash flow valuations
In general, a significant increase in discount margin in isolation will result in a fair value decrease for the instrument, as higher required returns reduce present value. The sensitivity depends on the specific terms of the instrument.
Repo Spread
Repo spread refers to the difference between the repurchase agreement rate and a benchmark funding rate. It reflects market conditions, counterparty credit risk, and liquidity premiums that influence the cost of financing through repos.
In general, a significant increase in repo spread in isolation will result in a fair value decrease for the instrument, as higher financing costs reduce its attractiveness. The sensitivity is dependent on the specific contractual terms.
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
Loans include a portfolio of loans extended to clients within the Barclays Bank Group’s leveraged finance business.
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
Loan spreads typically reflect credit quality, the level of comparable assets such as gilts and other factors, and form part of the yield used in a discounted cash flow calculation.
In general, a significant increase in loan spreads in isolation will result in a fair value decrease for a loan.

Barclays Bank PLC 2025 Annual Report on Form 20-F	226
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
Sensitivities are calculated on a monthly basis. The calculation is based on range or spread data of a reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

Sensitivity analysis of valuations using unobservable inputs (relates to Level 3 portfolios)
	2025				2024
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes

	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Loans	201	21	(297)	(37)	577	43	(742)	(43)
Corporate debt	88	—	(68)	—	87	—	(56)	—
Asset backed securities	51	6	(43)	(6)	57	4	(40)	(4)
Government and Government sponsored debt	45	—	(41)	—	47	—	(56)	—
Private equity investments	37	—	(37)	—	28	—	(28)	—
Interest rate derivatives	109	—	(134)	—	98	—	(212)	—
Equity derivatives	336	—	(336)	—	199	—	(269)	—
Other products[1]	105	312	(104)	(89)	91	—	(104)	—
Total	972	339	(1,060)	(132)	1,184	47	(1,507)	(47)
Note
1Other products include issued debt, reverse repurchase and repurchase agreements, certificate of deposits, funds and fund-linked products, equity cash products, credit derivatives and foreign exchange derivatives.
The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £1,311m (2024: £1,231m) or to decrease fair values by up to £1,192m (2024: £1,554m) with substantially all the potential effect impacting profit and loss. Unfavourable changes shown in the table above are partly provided for through the capital and prudential valuation adjustment framework.
Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	2025	2024
Barclays Bank Group	£m	£m
Exit price adjustments derived from market bid-offer spreads	(618)	(529)
Uncollateralised derivative funding	62	19
Derivative credit valuation adjustments	(155)	(184)
Derivative debit valuation adjustments	119	108
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
Exit price adjustments derived from market bid-offer spreads have increased by £89m.
Discounting approaches for derivative instruments
Collateralised
In line with market practice, the methodology for discounting collateralised derivatives takes into account the nature and currency of the collateral that can be posted within the relevant credit support annex (CSA). The CSA aware discounting

Barclays Bank PLC 2025 Annual Report on Form 20-F	227
Notes to the financial statements
Assets and liabilities held at fair value
approach recognises the ‘cheapest to deliver’ option that reflects the ability of the party posting collateral to change the currency of the collateral.
Uncollateralised
A fair value adjustment of £62m is applied to account for the impact of incorporating the cost/benefit of funding into the valuation of uncollateralised and partially collateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. The derivative funding adjustment has moved by
£43m.
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
Derivative credit valuation adjustments decreased by £29m. Derivative debit valuation adjustments increased by £(11)m.
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
Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that is yet to be recognised in income, relating to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, is £258m (2024: £267m) for financial instruments measured at fair value. There are additions and FX revaluation of £54m (2024: £177m) and amortisation and releases of £63m (2024: £104m) for these instruments. For financial instruments carried at amortised cost, the amount that is yet to be recognised in income is £16m (2024: £17m).
There are additions of £nil (2024: £nil) and amortisation and releases of £1m (2024: £1m) for these instruments.
Third-party credit enhancements
Structured and brokered certificates of deposit issued by Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by fees that Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third-party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £4,156m (2024: £4,844m).
Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
The following table shows the fair value of financial assets and liabilities measured at amortised cost on Barclays Bank
Group’s and Barclays Bank PLC's balance sheet disaggregated by the fair value hierarchy and balance sheet classification.
The fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a wide range of valuation techniques are available, it may not be appropriate to directly compare this fair value information to independent market sources or other financial institutions. Different valuation methodologies and assumptions can have a significant impact on fair values which are based on unobservable inputs.

Barclays Bank PLC 2025 Annual Report on Form 20-F	228
Notes to the financial statements
Assets and liabilities held at fair value

Barclays Bank Group	2025					2024
	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Debt securities at amortised cost	55,153	54,165	31,675	19,043	3,447	50,227	49,400	18,307	29,509	1,584
Loans and advances at amortised cost	150,786	152,780	7,365	67,077	78,338	144,827	146,369	6,791	67,601	71,977
Reverse repurchase agreements and other similar secured lending	17,662	17,662	—	17,662	—	3,393	3,393	—	3,393	—
Assets included in disposal groups classified as held for sale	5,801	6,065	—	—	6,065	9,544	9,628	—	3,520	6,108
Financial liabilities
Deposits at amortised cost	(344,751)	(344,803)	(215,669)	(128,205)	(929)	(319,376)	(319,135)	(203,393)	(115,172)	(570)
Repurchase agreements and other similar secured borrowing	(18,651)	(18,651)	—	(18,651)	—	(29,397)	(29,397)	—	(29,397)	—
Debt securities in issue	(57,229)	(57,170)	—	(56,343)	(827)	(35,803)	(35,745)	—	(34,612)	(1,133)
Subordinated liabilities	(45,239)	(47,511)	—	(46,850)	(661)	(41,875)	(43,030)	—	(42,189)	(841)
Liabilities included in disposal groups classified as held for sale	—	—	—	—	—	(3,647)	(3,647)	—	(3,647)	—
Debt Securities at amortised cost
Debt securities at amortised cost are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing sources. Observability assessment is performed with reference to bond market trading data. Bonds are assessed at Level 1 if they are traded in active market with a quoted price in line with requirements of IFRS 13.  Where market data for the underlying bond is unavailable, a number of proxy/extrapolation techniques are employed to determine the appropriate fair value. The enhancements noted in levelling policy are applicable to the government bonds reported at amortised cost.
Loans and advances at amortised cost
The fair value of loans and advances, for the purpose of this disclosure, is derived from discounting expected cash flows in a way that reflects the current market price or loan spreads of the borrowers. Where market data or credit information on the underlying borrowers is unavailable, a number of proxy/extrapolation techniques are employed to determine the appropriate discount rates.
Reverse repurchase agreements and other similar secured lending
The fair value of reverse repurchase agreements approximates carrying amounts as these balances are generally short dated and fully collateralised.
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
Assets & liabilities included in disposal groups classified as held for sale
The fair value for the purposes of this disclosure has been prepared in accordance with the products held for sale, and valuation techniques used to determine the expected sales price of these assets and liabilities that will be achieved when the disposal group is sold.

Barclays Bank PLC 2025 Annual Report on Form 20-F	229
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
▪All derivative financial instruments and reverse repurchase and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

Barclays Bank Group	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangement s3	Balance sheet total[4]
	Effects of offsetting on-balance sheet			Related amounts not offset
	Gross amounts	Amounts offset[1]	Net amounts reported on the balance sheet	Financial instruments	Financial collateral[2]	Net amount
As at 31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m
Derivative financial assets	290,878	(42,571)	248,307	(194,772)	(42,576)	10,959	3,885	252,192
Reverse repurchase agreements and other similar secured lending[5]	779,249	(629,905)	149,344	—	(148,995)	349	918	150,262
Total assets	1,070,127	(672,476)	397,651	(194,772)	(191,571)	11,308	4,803	402,454
Derivative financial liabilities	(278,710)	43,257	(235,453)	194,772	28,444	(12,237)	(5,304)	(240,757)
Repurchase agreements and other similar secured borrowing[5]	(805,574)	629,905	(175,669)	—	175,669	—	(1,839)	(177,508)
Total liabilities	(1,084,284)	673,162	(411,122)	194,772	204,113	(12,237)	(7,143)	(418,265)

As at 31 December 2024
Derivative financial assets	333,711	(47,207)	286,504	(230,260)	(41,586)	14,658	5,852	292,356
Reverse repurchase agreements and other similar secured lending[5]	700,005	(556,219)	143,786	—	(143,347)	439	1,398	145,184
Total assets	1,033,716	(603,426)	430,290	(230,260)	(184,933)	15,097	7,250	437,540
Derivative financial liabilities	(318,990)	46,040	(272,950)	230,260	27,660	(15,030)	(6,381)	(279,331)
Repurchase agreements and other similar secured borrowing[5]	(737,053)	556,219	(180,834)	—	180,834	—	(4,587)	(185,421)
Total liabilities	(1,056,043)	602,259	(453,784)	230,260	208,494	(15,030)	(10,968)	(464,752)
Notes
1.Amounts offset for derivative financial assets additionally includes cash collateral netted of £6,086m (2024: £5,126m). Amounts offset for derivative financial liabilities additionally includes cash collateral netted of £5,400m (2024: £6,293m). Settlement assets and liabilities have been offset amounting to £38,196m (2024: £25,133m).
2.Financial collateral of £42,576m (2024: £41,586m) was received in respect of derivative assets, including £29,930m (2024: £28,953m) of cash collateral and £12,646m (2024: £12,633m) of non-cash collateral. Financial collateral of £28,444m (2024: £27,660m) was placed in respect of derivative liabilities, including £23,267m (2024: £23,109m) of cash collateral and £5,177m (2024: £4,551m) of non-cash collateral. The collateral amounts are limited to net balance sheet exposure so as to not include over-collateralisation.
3.This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
4.The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and
‘Amounts not subject to enforceable netting arrangements’.
5.Reverse repurchase agreements and other similar secured lending of £150,262m (2024: £145,184m) is split by fair value £132,600m (2024:
£141,791m) and amortised cost £17,662m (2024: £3,393m). Repurchase agreements and other similar secured borrowing of £177,508m (2024:
£185,421m) is split by fair value £158,857m (2024: £156,024m) and amortised cost £18,651m (2024: £29,397m).
These offsetting collateral arrangements and other credit risk mitigation strategies used by the Barclays Bank Group are further explained in the Credit risk management section.

Barclays Bank PLC 2025 Annual Report on Form 20-F	230
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
Investment property
The Barclays Bank Group and Barclays Bank PLC initially recognises investment property at cost, and subsequently at fair value at each balance sheet date, reflecting market conditions at the reporting date. Gains and losses on remeasurement are included in the income statement.

Barclays Bank PLC 2025 Annual Report on Form 20-F	231
Notes to the financial statements
Assets at amortised cost and other investments

	Barclays Bank Group
	Investment property	Property	Equipment	Right of use assets[1]	Total
	£m	£m	£m	£m	£m
Cost
As at 1 January 2025	9	1,624	938	1,043	3,614
Additions	33	59	84	99	275
Disposals[2]	—	(5)	(20)	(35)	(60)
Exchange and other movements[3]	1	(98)	(58)	21	(134)
As at 31 December 2025	43	1,580	944	1,128	3,695
Accumulated depreciation and impairment
As at 1 January 2025	—	(813)	(725)	(530)	(2,068)
Depreciation charge[4]	—	(43)	(72)	(47)	(162)
Impairment charge[4]	—	(2)		(6)	(8)
Disposals[2]	—	5	20	29	54
Exchange and other movements[3]	—	44	41	7	92
As at 31 December 2025	—	(809)	(736)	(547)	(2,092)
Net book value	43	771	208	581	1,603
Cost
As at 1 January 2024	2	1,540	942	803	3,287
Additions	9	70	58	12	149
Disposals[2]	(2)	(14)	(47)	(9)	(72)
Exchange and other movements	—	28	(15)	237	250
As at 31 December 2024	9	1,624	938	1,043	3,614
Accumulated depreciation and impairment
As at 1 January 2024	—	(778)	(690)	(557)	(2,025)
Depreciation charge[4]	—	(42)	(73)	(51)	(166)
Impairment charge[4]	—	—	—	0	0
Disposals[2]	—	14	40	9	63
Exchange and other movements	—	(7)	(2)	69	60
As at 31 December 2024	—	(813)	(725)	(530)	(2,068)
Net book value	9	811	213	513	1,546
Notes
1Right of use (ROU) asset balances relate to Property Leases accounted in accordance with IFRS 16. Refer to Note 19 for further details
2Disposals pertain to fully depreciated assets which are not in use
3      Exchange and other movements in Right of use (ROU) asset balances include modification related to a lease extension by ~91 years.
4    Depreciation and impairment charge is part of Infrastructure, administration and general expenses shown under Note 7
Property rentals of £7m (2024: £8m) have been included in other income within the Barclays Bank Group.
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
19Leases
Accounting for leases
When the Barclays Bank Group or Barclays Bank PLC are the lessee, they are required to recognise both:
▪a lease liability, measured at the present value of remaining cash flows on the lease
▪a right of use (ROU) asset, measured at the amount of the initial measurement of the lease liability, plus any lease payments made prior to commencement date, initial direct costs, and estimated costs of restoring the underlying asset to the condition required by the lease, less any lease incentives received.

Barclays Bank PLC 2025 Annual Report on Form 20-F	232
Notes to the financial statements
Assets at amortised cost and other investments
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
ROU asset balances relate to property leases only. Refer to Note 18 for the carrying amount of ROU assets.
The Barclays Bank Group and Barclays Bank PLC have not recognised any expenses related to short term leases during the current and previous year.

Lease liabilities	Barclays Bank Group
	2025	2024
	£m	£m
As at 1 January	542	280
Interest expense	29	29
New leases	98	11
Disposals	(8)	—
Cash payments	(69)	(73)
Exchange and other movements[1]	30	295
As at 31 December (see Note 21)	622	542
Note
1Exchange and other movements in 2024 include modification related to a lease extended by ~91 years.
The table below sets out a maturity analysis of undiscounted lease liabilities, showing the lease payments after the reporting date.

Undiscounted lease liabilities maturity analysis	Barclays Bank Group
	2025	2024
	£m	£m
Not more than one year	70	70
One to two years	73	66
Two to three years	61	61
Three to four years	59	46
Four to five years	49	40
Five to ten years	198	130
Greater than ten years	3,315	3,550
Total undiscounted lease liabilities as at 31 December	3,825	3,963
In 2024, Barclays had a lease modification for property "New York, 745 7th Avenue" wherein there was an extension of lease term by ~91 years.

Barclays Bank PLC 2025 Annual Report on Form 20-F	233
Notes to the financial statements
Assets at amortised cost and other investments
In addition to the cash flows identified above, the Barclays Bank Group and Barclays Bank PLC are exposed to:
•Variable lease payments: This variability will typically arise from either inflation index instruments or market-based pricing adjustments.
Currently, Barclays Bank Group has 37 (2024: 38) leases out of the total 97 (2024: 103) leases with variable payment terms. Of the gross cash flows identified above, £3,746m (2024: £3,855m) is attributable to leases with some degree of payment variability.
•Extension and termination options: The table above represents the Barclays Bank Group’s and the Barclays Bank PLC’s
best estimate of future cash outflows for leases, including assumptions regarding the exercising of contractual extension and termination options. The above gross cash flows include adjustments of Nil (2024: £9m) and Nil (2024: £9m) in respect of leases for which Barclays Bank Group and the Barclays Bank PLC is highly likely to exercise an early termination option. The above gross cash flows include adjustments of £1,780m (2024: £1,859m) and £49m (2024: £14m) in respect of leases for which Barclays Bank Group and the Barclays Bank PLC is highly likely to exercise a lease extension option.
The Barclays Bank Group and Barclays Bank PLC do not have any restrictions or covenants imposed by the lessor on its property leases which restrict its businesses.

Barclays Bank PLC 2025 Annual Report on Form 20-F	234
Notes to the financial statements
Assets at amortised cost and other investments
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
Intangible assets are reviewed for impairment when there are indications that impairment may have occurred. Intangible assets not yet available for use are reviewed annually for impairment.

		Intangible assets
	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Cost
As at 1 January 2025	607	1,339	65	1,162	197	3,370
Additions	—	398	—	—	—	398
Disposals[1]	—	(156)	(1)	—	(2)	(159)
Exchange and other movements[2]	(30)	(328)	(4)	(78)	(14)	(454)
As at 31 December 2025	577	1,253	60	1,084	181	3,155
Accumulated amortisation and impairment
As at 1 January 2025	(68)	(647)	(41)	(1,065)	(124)	(1,945)
Disposals[1]	—	156	1	—	2	159
Amortisation charge[3]	—	(155)	(8)	(20)	(9)	(192)
Impairment charge[3]	—	—	—	—	—	—
Exchange and other movements	—	44	1	72	9	126
As at 31 December 2025	(68)	(602)	(47)	(1,013)	(122)	(1,852)
Net book value	509	651	13	71	59	1,303
Notes
1    Disposals pertain to fully amortised assets which are not in use
2    Exchange and other movements in Internally generated software include transfer of IGS from BB Group to BX for £248m
3    Amortisation charge and impairment charge is part of Infrastructure, administration and general expenses shown in Note 7

Barclays Bank PLC 2025 Annual Report on Form 20-F	235
Notes to the financial statements
Assets at amortised cost and other investments

	Goodwill	Internally generated software	Other software	Customer lists	Licences and other	Total
	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Cost
As at 1 January 2024	335	1,266	73	1,477	128	3,279
Additions	263	366	1	—	66	696
Disposals[1]	—	(131)	(10)	—	—	(141)
Exchange and other movements	9	(162)	1	(315)	3	(464)
As at 31 December 2024	607	1,339	65	1,162	197	3,370
Accumulated amortisation and impairment
As at 1 January 2024	(68)	(623)	(42)	(1,345)	(117)	(2,195)
Disposals[1]	—	131	10	—	0	141
Amortisation charge[2]	—	(149)	(8)	(25)	(5)	(187)
Impairment charge[2]	—	(2)	—	—	—	(2)
Exchange and other movements	—	(4)	(1)	305	(2)	298
As at 31 December 2024	(68)	(647)	(41)	(1,065)	(124)	(1,945)
Net book value	539	692	24	97	73	1,425
Notes
1Disposals pertain to fully amortised assets which are not in use
2    Amortisation charge and impairment charge is part of Infrastructure, administration and general expenses shown in Note 7
Goodwill
Goodwill is allocated to business operations according to business segments as follows:

	Barclays Bank Group
	2025	2024
	£m	£m
Barclays Private Bank and Wealth Management	95	95
Barclays US Consumer Bank	414	444
Total net book value of goodwill	509	539
2025 impairment review
The 2025 impairment review was performed during Q4 2025, with the approach and results of this analysis set out below.
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
closely resemble the Barclays Bank Group's CGUs. The cost of equity has been used as the discount rate in the impairment assessment and applied to the post tax cash flows of the CGU. This post-tax method incorporates the impact of changing tax rates on the cash flows and is expected to produce the same VIU result as a pre-tax method adjusted for varying tax rates.

Barclays Bank PLC 2025 Annual Report on Form 20-F	236
Notes to the financial statements
Assets at amortised cost and other investments
Using the resultant VIU the equivalent pre-tax discount rates have been calculated. The cost of equity rate used for all CGUs in this year’s calculation has been increased to reflect volatility in markets, an increase in risk free rate and a higher market risk premium rate. The range of equivalent pre-tax discount rates applicable across the CGUs range from 15.2% to 19.2% (2024:
14.5% to 18.5%).
Terminal growth rate
The terminal growth rate is used to estimate the effect of projecting cash flows to the end of an asset’s useful economic life. It is management’s judgement that the cash flows associated with the CGUs will grow in line with the major economies in which the Barclays Bank Group operates. The UK inflation rate is used as an approximation for the future growth rates. The terminal growth rate used is 2.0% (2024: 2.0%).
Outcome of goodwill and intangibles review
Based on management’s plans and assumptions the value in use exceeds the carrying value of the CGUs and no goodwill impairment has been indicated by the 2025 impairment review.

Cash generating unit	Tangible equity	Goodwill	Intangibles	Carrying value	Value in use	Value in use exceeding carrying value 2025	Value in use exceeding carrying value 2024
	£m	£m	£m	£m	£m	£m	£m
Barclays Private Bank and Wealth Management	945	95	—	1,040	4,943	3,903	2,704
Barclays US Consumer Bank	3,055	414	734	4,203	6,879	2,676	353
Total	4,000	509	734	5,243	11,822	6,579	3,057
Sensitivity of key judgements
The headroom is sensitive to possible adverse changes in the key assumptions that support the recoverable amount:
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
Allocated capital rate: Tangible equity is allocated based on the level of risk weighted assets (RWAs) and capital required to be deployed in the CGU which is dependent on the relative risk of businesses. The capital rate used in determining the level of tangible equity allocated to the CGU and its capital cash flows could move over time as a result of a change to the prudential regulatory environment or the risk profile of the business. The impact of a 50bps increase in capital rate is quantified below.
The sensitivity of the value in use to key judgements in the calculations for certain CGUs holding goodwill balances is set out below:

					Reduction in headroom				Change required to reduce headroom to zero
Cash generating unit	Carrying value	Value in use	Value in use exceeding carrying value	Discount rate	100bps increase in the discount rate	100bps decrease in terminal growth rate	50bps increase to allocated capital rate	10% reduction in forecasted cash flows	Discount rate	Terminal growth rate	Allocated capital rate	Cash flows
	£m	£m	£m	%	£m	£m	£m	£m	%	%	%	%
Barclays US Consumer Bank	4,203	6,879	2,676	16.8	(561)	(361)	(229)	(881)	6.6	(13.1)	5.8	(30.4)

Barclays Bank PLC 2025 Annual Report on Form 20-F	237
Notes to the financial statements
Assets at amortised cost and other investments
Other intangible assets
Determining the estimated useful lives of intangible assets (such as those arising from contractual relationships) requires an analysis of circumstances. The assessment of whether an asset is exhibiting indicators of impairment as well as the calculation of impairment, which requires the estimate of future cash flows and fair values less costs to sell, also requires the preparation of cash flow forecasts and fair values for assets that may not be regularly bought and sold.

Barclays Bank PLC 2025 Annual Report on Form 20-F	238
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
potential liabilities that are not recognised on the balance sheet.
21Other liabilities

	Barclays Bank Group
	2025	2024
	£m	£m
Accruals and deferred income	2,933	3,035
Other creditors	4,270	4,319
Items in the course of collection due to other banks	6	8
Lease liabilities (refer to Note 19)	622	542
Other liabilities	7,831	7,904
22Provisions
Accounting for provisions
Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, which can be reliably estimated.
Critical accounting estimates and judgements
Key areas involving a higher degree of judgement or estimation include:

Judgements	Estimates
Determination as to whether a present obligation exists.	Estimation uncertainty in the probability, timing, nature and quantum of outflows.
These estimates are considered to have a significant risk of resulting in a material adjustment to the carrying amounts of provisions within the next financial year.
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
The amount that is recognised as a provision can also be very sensitive to the assumptions made in calculating it. This gives rise to a large range of potential outcomes which require judgement in determining an appropriate provision level. See Note
24 for more detail of legal, competition and regulatory matters.

Barclays Bank PLC 2025 Annual Report on Form 20-F	239
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings

	Redundancy and restructuring	Customer redress	Legal, competition and regulatory matters	Onerous contracts	Sundry provisions	Total
	£m	£m	£m	£m	£m	£m
Barclays Bank Group
As at 1 January 2025	87	13	58	—	158	316
Additions	141	9	102	16	65	333
Amounts utilised	(109)	(4)	(77)	—	(28)	(218)
Unused amounts reversed	(53)	(3)	(3)	—	(5)	(64)
Exchange and other movements	(2)	1	(1)	—	3	1
As at 31 December 2025	64	16	79	16	193	368
Undrawn contractually committed facilities and guarantees
As at 1 January 2025						420
Net change in expected credit loss provision and other movements						(22)
As at 31 December 2025						398
Total provisions
As at 1 January 2025						736
As at 31 December 2025						766
Provisions expected to be recovered or settled within no more than 12 months after 31 December 2025 for Barclays Bank
Group are £693m (2024: £663m) and for Barclays Bank PLC were £415m (2024: £421m).
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
Onerous contracts
Onerous contract provisions comprise an estimate of the unavoidable costs involved with fulfilling the terms and conditions of contracts net of any expected benefits to be received.
Sundry provisions
This category includes provisions that do not fit into any of the other categories, such as fraud losses and dilapidation provisions.
Undrawn contractually committed facilities and guarantees
Undrawn contractually committed facilities and guarantees provisions are accounted under IFRS9. Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.
Further analysis of the movement is disclosed within the 'Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees' in the expected credit loss provision table on pages 95 to 102.

Barclays Bank PLC 2025 Annual Report on Form 20-F	240
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
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
The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on-balance sheet:

	Barclays Bank Group
	2025	2024
	£m	£m
Guarantees and letters of credit pledged as collateral security	16,890	16,814
Performance guarantees, acceptances and endorsements	9,743	9,751
Total contingent liabilities and financial guarantees	26,633	26,565
Of which: Financial guarantees and letters of credit carried at fair value	905	988

Documentary credits and other short-term trade related transactions	1,103	1,433
Standby facilities, credit lines and other commitments	354,285	352,344
Total commitments[1]	355,388	353,777
Of which: Loan commitments carried at fair value	21,292	15,350
Note
1Includes exposures relating to financial assets classified as assets held for sale.
Expected credit losses held against contingent liabilities and commitments equal £398m (2024: £420m) for Barclays Bank
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
Proceedings relating to certain advisory services agreements
In 2023, Barclays Bank PLC received requests for arbitration from two Jersey special purpose vehicles connected to PCP
International Finance Limited asserting claims in relation to the October 2008 capital raising. This matter is now concluded, and there are no other outstanding matters relating to the advisory services agreements.
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
With respect to USD LIBOR, one action alleging that Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Sherman Act), the US
Commodity Exchange Act, the US Racketeer Influenced and Corrupt Organizations Act (RICO), the US Securities Exchange
Act of 1934 and various state laws by manipulating USD LIBOR rates remains, seeking unspecified damages. In September
2025, the US federal district court in the Southern District of New York (SDNY) granted the defendants' motion for summary judgment and dismissed the remaining USD LIBOR litigations, including the action against the Barclays Bank Group. The plaintiffs are appealing the decision. A separate USD LIBOR action pending in the SDNY was previously settled. The settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.

Barclays Bank PLC 2025 Annual Report on Form 20-F	241
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
With respect to Sterling LIBOR, consolidated class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling
LIBOR panel banks alleging, among other things, manipulation of the Sterling LIBOR rate in violation of the Sherman Act, US
Commodity Exchange Act and RICO, were dismissed in 2018. The US Court of Appeals for the Second Circuit (Second
Circuit) affirmed the dismissal in September 2025. This matter is concluded.
With respect to ICE LIBOR, in August 2020, a group of individual plaintiffs in the US District Court for the Northern District of
California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to
USD ICE LIBOR brought an action against Barclays Bank PLC and other financial institutions alleging Sherman Act violations.
The defendants' motion to dismiss the case was granted in 2022. The US Court of Appeals for the Ninth Circuit affirmed the dismissal in December 2024. The plaintiffs' petition for US Supreme Court review was denied in June 2025, concluding the matter.
Non-US benchmarks civil actions
The remaining UK claim, issued in 2017, against Barclays Bank PLC and other banks in connection with alleged manipulation of LIBOR has now settled. The settlement is not material to the Barclays Bank Group's operating results, cash flows or financial position. Proceedings are ongoing in Spain and Italy relating to alleged manipulation of LIBOR and EURIBOR. The proceedings in Israel have concluded.
Foreign exchange civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution
Services Limited (BX) in connection with alleged manipulation of foreign exchange in the UK, the Netherlands, Israel, Brazil and Australia. In Australia, the court has approved the settlement and the proceedings are concluded. In Israel, a settlement in principle has been agreed subject to court approval. The settlements are not material to the Barclays Bank Group's operating results, cash flows or financial position.
The above-mentioned proceedings include a class action filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019. The CAT refused to certify the claim in 2022 and in 2023, the Court of Appeal overturned the CAT’s decision and found that the claim should be certified on an opt-out basis.
Barclays and the other financial institutions involved appealed this decision and, in December 2025, the UK Supreme Court issued a judgment in their favour, establishing that this claim should be brought as an opt-in class action.
Metals-related civil actions
A US civil complaint alleging manipulation of the price of silver in violation of the US Commodity Exchange Act, the Sherman
Act and state antitrust and consumer protection laws was brought by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX. The complaint, which is filed in the SDNY, was dismissed against the
Barclays entities and certain other defendants in 2018, and against the remaining defendants in 2023. The plaintiffs have appealed the dismissal of the complaint against all defendants.
Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc.
and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices. The Barclays entities have reached a settlement in principle, which will require court approval. The settlement is not material to the Barclays Bank
Group's operating results, cash flows or financial position.
US residential mortgage-related civil action
There remains one US Residential Mortgage-Backed Securities (RMBS) related civil action arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties made by Barclays Bank PLC and/or a subsidiary acquired in 2007. Barclays’ motion to dismiss the action was denied in 2023. The parties appealed the decision and in January 2025, the appellate court reversed the lower court’s decision and dismissed the action. The plaintiff has requested review by the New York State Court of Appeals.
Government and agency securities civil actions
Treasury auction securities civil actions
Consolidated purported class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Sherman Act and state common law allege that the defendants: (i) conspired to manipulate the US
Treasury securities market; and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in 2021 and the plaintiffs filed an amended complaint. The defendants’ motion to dismiss the amended complaint was granted in 2022. The plaintiffs appealed this decision, and in February 2024 the appellate court affirmed the dismissal. The plaintiffs did not seek US Supreme Court review, thereby concluding the matter.
In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Sherman Act, the US
Commodity Exchange Act and state common law. This action remains stayed.

Barclays Bank PLC 2025 Annual Report on Form 20-F	242
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are
municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. An action in state court has been filed by private plaintiffs on behalf of the state of California. A settlement in principle has been agreed in that action, subject to court approval. This settlement is not material to the Barclays Bank Group's operating results, cash flows or financial position. In addition, three purported class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiffs’ claims were dismissed in 2020 and 2022 and the plaintiffs’ motion for class certification was granted in 2023, which means the case may proceed as a class action. The defendants appealed and the decision was affirmed by the Second Circuit in August 2025. The defendants have petitioned for US Supreme Court review.
Odd-lot corporate bonds antitrust class action
In 2020, BCI, together with other financial institutions, was named as a defendant in a purported class action in the US. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. The plaintiffs demand unspecified money damages. The defendants’ motion to dismiss was granted in 2021, which the plaintiffs appealed. In July 2024, the Second Circuit vacated the judgment and remanded the case to the SDNY, where the plaintiffs filed a second amended complaint in September 2024. The defendants' motion to dismiss was granted in its entirety in
September 2025. The parties have stipulated to the discontinuance of the action, thereby concluding the matter.
Credit Default Swap civil action
A purported antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the US Commodity
Exchange Act, and unjust enrichment under state law. The defendants’ motion to dismiss was denied in 2023. In January
2024, the SDNY ruled that settlement in an earlier CDS antitrust litigation bars these plaintiffs from asserting claims based on conduct occurring before 30 June 2014. The plaintiffs appealed to the Second Circuit and the appeal was denied in May
2025. The case has returned to New Mexico federal court and the defendants have filed a motion for judgment on the pleadings.
Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), are named as defendants in several antitrust actions, including one purported class action and individual actions brought by certain swap execution facilities, which are consolidated in the SDNY. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages. The parties have reached a settlement of the class action, which received final court approval and was paid in 2024. The individual claims are proceeding separately in the SDNY.
BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York, demanding damages of
$298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement. Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. Barclays Bank PLC filed a counterclaim against BDC for damages, legal fees, expenses and interest. In November 2025, the court granted Barclays' pretrial motion to exclude certain evidence. BDC is appealing. A trial on damages will be scheduled.
Civil actions in respect of the US Anti-Terrorism Act
Eight civil actions, on behalf of more than 4,000 plaintiffs, were filed in US federal courts in the US District Court in the
Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian government and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the US Anti-Terrorism Act, which allows for the trebling of any proven damages.
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. The plaintiffs appealed in one action and the dismissal was affirmed, and judgment was entered, in 2023. The plaintiffs’ motion to vacate the judgment was denied in September 2025. The other two dismissed actions in the EDNY were consolidated into one action. The plaintiffs in that action, and in one other action in the EDNY, filed amended complaints and the defendants' motion to dismiss is fully briefed. The two other actions in the EDNY are currently stayed. Out of the two actions in the SDNY, the court granted the defendants’ motion to dismiss the first action. That action is stayed, and the second SDNY action is stayed pending any appeal on the dismissal of the first.

Barclays Bank PLC 2025 Annual Report on Form 20-F	243
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
Shareholder derivative action
In 2020, a purported Barclays shareholder filed a purported derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the
Barclays Bank Group. The shareholder plaintiff filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff sought damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in 2022. The plaintiff appealed the decision, and the dismissal was unanimously affirmed in
2023 by the First Judicial Department in New York. The plaintiff appealed the First Judicial Department’s decision to the New
York Court of Appeals. The dismissal was affirmed by the New York Court of Appeals in May 2025, concluding the matter. In
November 2025, the same plaintiff filed a new complaint in New York state court against the same defendants. Barclays has not yet been served.
Skilled person review in relation to historical timeshare loans and associated matters
Clydesdale Financial Services Limited (CFSL), a subsidiary of the Group which trades as Barclays Partner Finance and houses
Barclays’ point-of-sale finance business, was required by the FCA to undertake a skilled person review in 2020 following concerns about historical affordability assessments for certain loans to customers in connection with timeshare purchases.
The skilled person review was concluded in 2021. CFSL complied fully with the skilled person review requirements, including carrying out certain remediation measures. CFSL was not required to conduct a full back book review. Instead, CFSL reviewed limited historical lending to ascertain whether its practices caused customer harm and has remediated any examples of harm. This work was substantially completed during 2023, utilising provisions booked to account for any remediations. This matter is now concluded.
Motor finance commission arrangements
From 2003 to late 2019, CFSL, a wholly-owned subsidiary of the Group, provided motor finance to customers in the UK. In
2020, CFSL was transferred from Barclays Bank PLC to Barclays Principal Investments Ltd (BPIL), another subsidiary of
Barclays PLC. Barclays Bank PLC has provided an intragroup indemnity to BPIL in respect of historical litigation and conduct matters relating to CFSL.
In January 2024, the FCA appointed a skilled person to undertake a review of the historical use of discretionary commission arrangements and sales in the motor finance market across several firms. This review followed two final decisions by the UK
Financial Ombudsman Service (FOS) and a number of complaints and court claims, including some against CFSL.
On 7 October 2025, the FCA began consulting on an industry-wide compensation scheme for eligible motor finance customers. Barclays has engaged with the FCA as part of its consultation process and the FCA has stated that, if it introduces a redress scheme, it expects to publish a policy statement and final rules in February or March 2026, with compensation to consumers beginning later in 2026. The FCA has indicated that it expects to lift the existing pause on the handling of certain motor finance complaints on 31 May 2026, subject to the terms of the FCA redress scheme, if adopted.
Barclays considers it more likely than not that a redress scheme will be implemented by the FCA. As a result, Barclays has recognised in CFSL a provision of £325m in respect of this matter as at 31 December 2025 (as at 31 December 2024:
£90m). Recognising that the proposed terms of the FCA redress scheme are subject to consultation, in calculating potential redress costs and the amount of provision required, Barclays has applied a weighted average of multiple scenarios, each incorporating differing evaluations of the FCA's current proposals. The current provision reflects the estimated number of motor finance cases falling within the scope of the FCA redress scheme as proposed by the FCA consultation paper (which covers regulated motor finance agreements between 6 April 2007 and 1 November 2024 where a commission was payable by the lender to the broker), the anticipated level of customer redress reflecting the FCA's proposed methodology, the estimated customer response rate with reference to Barclays' previous remediation exercises and the costs associated with implementing the FCA's proposed approach to customer engagement.
The final terms of the FCA redress scheme remain uncertain pending publication of the FCA's policy statement and final scheme rules. Accordingly, the legal and regulatory outcomes and the nature, extent and timing of any remediation action, if required, remain uncertain. The ultimate financial impact on Barclays could differ from the recognised provision, which represents Barclays' best estimate of the cost of redress based on the information currently available to Barclays.
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
receipts, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in its public disclosures. The defendants’ motion to dismiss the case was granted in part and denied in part in February 2024. The parties reached a settlement in respect of such lawsuit, which has received final court approval and has been paid, concluding the matter. The

Barclays Bank PLC 2025 Annual Report on Form 20-F	244
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings financial impact of this settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.
In addition, holders of VXX ETNs have brought a purported class action in the SDNY against Barclays PLC, Barclays Bank
PLC, and former and current executives and board members in the US alleging, among other things, that Barclays’ failure to disclose that these ETNs were unregistered securities misled investors and that, as a result, Barclays is liable for the holders’
alleged losses following the suspension of further sales and issuances of the ETNs. The plaintiffs were granted leave to amend and filed a new complaint in March 2024. Barclays' motion to dismiss was granted in March 2025. The plaintiffs'
motion for reconsideration was denied in June 2025. The plaintiffs are appealing the decision.
In March 2024, a purported class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC and former and current executives. The plaintiff purports to bring claims on behalf of a class of short sellers, alleging that their short positions suffered substantial losses when Barclays suspended new issuances and sales of VXX ETNs as a result of the over-
issuance of securities. Barclays' motion to dismiss was granted in March 2025. The plaintiff appealed the decision granting
Barclays' motion to dismiss and, in December 2025, the Second Circuit affirmed the dismissal.
HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax
In 2018, HMRC issued notices that have the effect of either removing certain Barclays overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group or preventing them from joining it. Supplies between members of a UK
VAT group are generally free from VAT. The notices had both retrospective and prospective effect. Barclays appealed
HMRC’s decisions to the First-Tier Tribunal (Tax Chamber) in relation to both the retrospective VAT assessments and the ongoing VAT payments made since 2018. £181m of VAT (inclusive of interest) was assessed retrospectively by HMRC covering the periods 2014 to 2018, of which approximately £128m is expected to be attributed to Barclays Bank UK PLC and
£53m to Barclays Bank PLC. This retrospectively assessed VAT was paid in 2018 and an asset, adjusted to reflect expected eventual recovery, is recognised. Since 2018 Barclays has paid, and recognised as an expense, VAT on intra-group supplies from the relevant subsidiaries to the members of the VAT group. In respect of the ongoing VAT payments, the court upheld
HMRC’s denial of the VAT grouping in August 2024. Barclays has appealed this decision to the Upper Tribunal.
FCA investigations concerning financial crime systems and controls and compliance with the Money Laundering
Regulations
The FCA conducted civil enforcement investigations into Barclays Bank PLC’s and Barclays Bank UK PLC’s compliance with the Money Laundering Regulations and the FCA's Principles of Business and Rules relating to anti-money laundering and financial crime systems and controls. The FCA's investigation of Barclays Bank PLC focused primarily on the historical oversight and management of a customer with heightened risk. In July 2025, Barclays Bank PLC agreed a settlement with the
FCA to resolve the investigation. At the same time, Barclays Bank UK PLC reached a settlement with the FCA in a separate investigation concerning the onboarding of a client money account for an FCA-regulated firm. The FCA recognised Barclays'
cooperation in both matters, which are now concluded.
UK bank levy
In November 2024, HMRC updated its published guidance on the treatment of beneficiary accounts for the purposes of the exclusion of protected deposits from the UK bank levy charge. HMRC’s interpretation of the UK bank levy legislation differs from Barclays’ interpretation of the legislation, which has been applied in Barclays’ UK bank levy returns and which Barclays continues to consider is correct. In December 2024, HMRC wrote to notify Barclays of its intention to challenge this treatment. Whilst engagement with HMRC continued during 2025, discussions remain at a relatively early stage and assessments have not yet been issued.
Potential indemnity claim relating to the sale of Barclays Consumer Bank Europe
In January 2025, Barclays Bank Ireland PLC completed the sale of certain assets and liabilities, specifically the Consumer
Bank Europe, its German consumer finance business, to BAWAG P.S.K., a wholly-owned subsidiary of BAWAG Group AG
(BAWAG). As part of the transaction, Barclays Bank Ireland PLC provided BAWAG with a capped indemnity in relation to transfer taxes on certain assets. Discussions with the relevant taxation authority are ongoing and are at an early stage. No formal assessment has been issued.
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
statutory and common law issues.
The Barclays Bank Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to)

Barclays Bank PLC 2025 Annual Report on Form 20-F	245
Notes to the financial statements
Accruals, provisions, contingent liabilities and legal proceedings
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
(including formerly active matters or those matters arising after the date of this note) will not be material to Barclays Bank
PLC’s results, operations or cash flows for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

Barclays Bank PLC 2025 Annual Report on Form 20-F	246
Notes to the financial statements
Capital instruments, equity and reserves
The notes included in this section focus on the Barclays Bank Group’s loan capital and shareholders’ equity including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-
controlling interests). For more information on capital management and how the Barclays Bank Group maintains sufficient capital to meet our regulatory requirements refer to pages 77 to 78.
25Subordinated liabilities
Accounting for subordinated liabilities
Subordinated liabilities are measured at amortised cost using the effective interest method under IFRS 9, unless they are irrevocably designated at fair value through profit or loss at initial recognition because such designation eliminates or significantly reduces an accounting mismatch. Refer to Note 15 for details about accounting for liabilities designated at fair value through profit or loss.

	Barclays Bank Group
	2025	2024
	£m	£m
At amortised cost
As at 1 January	41,875	35,903
Issuances	9,808	11,222
Redemptions	(5,665)	(5,067)
Other	(779)	(183)
As at 31 December	45,239	41,875

Designated at fair value (Note 15)	587	537
Total subordinated liabilities	45,826	42,412
Issuances of £9,808m comprise £9,139m intra-group loans from Barclays PLC, £669m EUR 4.616% Fixed Rate Resetting
Subordinated Callable Notes issued to Barclays PLC .
Redemptions of £5,665m comprise £5,438m intra-group loans from Barclays PLC, £115m SGD 3.750% Fixed Rate Resetting
Subordinated Callable Notes issued to Barclays PLC and £112m USD Floating Rate Notes issued externally by a Barclays
Bank PLC subsidiary.
Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.
Subordinated liabilities include accrued interest and comprise undated and dated subordinated liabilities as follows:

	Barclays Bank Group
	2025	2024
	£m	£m
Undated subordinated liabilities	127	134
Dated subordinated liabilities	45,699	42,278
Total subordinated liabilities	45,826	42,412
None of the Barclays Bank Group’s or Barclays Bank PLC's subordinated liabilities are secured.

Undated subordinated liabilities[1]		Barclays Bank Group
		2025	2024
	Initial call date	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
Undated Notes
6.125% Undated Subordinated Notes	2027	35	35
Undated Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (JPY 8,000m)	2028	37	40
5% Reverse Dual Currency Undated Subordinated Loan (JPY 12,000m)	2028	55	59
Total undated subordinated liabilities		127	134
Note
          1  Instrument values are disclosed to the nearest million.

Barclays Bank PLC 2025 Annual Report on Form 20-F	247
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
After the initial call date, in the event that they are not redeemed, the 6.125% Undated Notes will bear interest at rates fixed periodically in advance for five-year periods based on market rates. After the initial call date, in the event that they are not redeemed, all other undated loans will bear interest at rates fixed periodically in advance based on market rates.
Payment of interest
Barclays Bank PLC is not obliged to make a payment of interest on its Undated Notes and Loans if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of Barclays Bank PLC. Interest not paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, Barclays Bank PLC paid interest on each of its Undated Notes and
Loans.
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
the PRA.
Other
All issues of undated subordinated liabilities are non-convertible.

Barclays Bank PLC 2025 Annual Report on Form 20-F	248
Notes to the financial statements
Capital instruments, equity and reserves

Dated subordinated liabilities[1]			Barclays Bank Group

			2025	2024
	Initial call date	Maturity date	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
5.75% Fixed Rate Subordinated Notes		2026	279	279
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	71	76
6.33% Subordinated Notes (GBP 50m)		2032	46	45
Subordinated Floating Rate Notes (EUR 68m)		2040	59	56
External issuances by other subsidiaries			492	623
Barclays Bank PLC notes issued intra-group to Barclays PLC
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	—	117
5.20% Fixed Rate Subordinated Notes (USD 1,367m)		2026	1,015	1,051
1.125% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,000m)	2026	2031	876	810
4.836% Fixed Rate Subordinated Notes (USD 1,200m)	2027	2028	883	920
8.407% Fixed Rate Resetting Subordinated Callable Loan (GBP 1,000m)	2027	2032	1,022	1,008
5.088% Fixed-to-Floating Rate Subordinated Callable Notes (USD 1,300m)	2029	2030	920	941
4.973% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,500m)	2031	2036	1,367	1,320
7.437% Fixed Rate Resetting Subordinated Callable Notes (USD 2,000m)	2032	2033	1,514	1,573
4.616% Fixed Rate Resetting Subordinated Callable Notes (EUR 800m)	2032	2037	719	—
5.262% Fixed Rate Resetting Subordinated Callable Notes (EUR 1,250m)	2033	2034	1,162	1,130
7.119% Fixed-to-Floating Rate Subordinated Callable Notes (USD 860m)	2033	2034	632	655
3.811% Fixed Rate Resetting Subordinated Callable Notes (USD 1,000m)	2041	2042	558	586
5.25% Fixed Rate Subordinated Notes (USD 827m)		2045	382	408
4.95% Fixed Rate Subordinated Notes (USD 1,250m)		2047	510	556
Floating Rate Subordinated Notes (USD 456m)		2047	345	370
Barclays Bank PLC intra-group loans from Barclays PLC
Various Fixed Rate Subordinated Loans			2,557	3,457
Various Subordinated Floating Rate Loans			—	334
Various Fixed Rate Subordinated Callable Loans			27,121	24,401
Various Subordinated Floating Rate Callable Loans			2,663	1,025
Various Zero Coupon Callable Loans			506	537
Total dated subordinated liabilities			45,699	42,278
        Note
1  Instrument values are disclosed to the nearest million.

Barclays Bank PLC 2025 Annual Report on Form 20-F	249
Notes to the financial statements
Capital instruments, equity and reserves
Dated subordinated liabilities
Dated subordinated liabilities are issued by Barclays Bank PLC and its subsidiaries for the development and expansion of their businesses and to strengthen their respective capital bases. The principal terms of the dated subordinated liabilities are described below:
Currency and maturity
In addition to the individual dated subordinated liabilities listed in the Barclays Bank Group table, the £32,847m (2024:
£29,754m) of intra-group loans is made up of various fixed, floating and zero coupon loans from Barclays PLC with notional amounts denominated in USD 29,323m, EUR 9,180m, GBP 1,206m, JPY 159,700m, AUD 2,390m, NOK 220m, CAD 450m,
CNH 700m and CHF 260m, with maturities ranging from 2026 to 2055. Certain intra-group loans have a call date one year prior to their maturity. Dated floating rate subordinated liabilities externally issued by Barclays Bank PLC subsidiaries £492m
(2024: £623m)  with maturities ranging from 2026 to 2032.
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
No interest is paid on zero coupon loans.
Repayment
Those subordinated liabilities with a call date are repayable at the option of Barclays Bank PLC on such call date in accordance with the conditions governing the respective debt obligations, some in whole or in part, and some only in whole, or otherwise on maturity. The remaining dated subordinated liabilities outstanding at 31 December 2025 are redeemable only on maturity, subject, in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or to certain changes in legislation or regulations.
Any repayments prior to maturity may require, in the case of Barclays Bank PLC, the prior consent of the PRA or BoE or, in the case of the overseas issues, the consent of the local regulator for that jurisdiction and of the PRA in certain circumstances.
There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

Barclays Bank PLC 2025 Annual Report on Form 20-F	250
Notes to the financial statements
Capital instruments, equity and reserves
26Ordinary shares, preference shares and other equity

Called up share capital, allotted and fully paid and other equity instruments
	Barclays Bank Group			Barclays Bank Group
	Ordinary share capital	Preference share capital	Total share capital	Other equity instruments
	£m	£m	£m	£m
As at 1 January 2025	2,342	6	2,348	9,604
AT1 securities issuance	—	—	—	2,770
AT1 securities redemption	—	—	—	(1,928)
As at 31 December 2025	2,342	4	2,346	10,446

As at 1 January 2024	2,342	6	2,348	10,765
AT1 securities issuance	—	—	—	970
AT1 securities redemption	—	—	—	(2,131)
As at 31 December 2024	2,342	6	2,348	9,604
Ordinary shares
The issued ordinary share capital of Barclays Bank PLC, as at 31 December 2025, comprised 2,342m (2024: 2,342m)
ordinary shares of £1 each.
Preference shares
The issued preference share capital of Barclays Bank PLC, as at 31 December 2025, comprised 58,133 US Dollar Preference
Shares of $100 each (2024: 58,133).
Ordinary share capital and preference share capital constitutes 100% (2024: 100%) of total share capital issued.
Euro Preference Shares
140,000 Euro non-cumulative callable preference shares of €100 each (the Euro Preference Shares) were issued on 15
March 2005 for a consideration of €1,383.3m (£966.7m), of which the nominal value was €14m and the balance was share premium. The Euro Preference Shares entitled the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.75% per annum on the amount of €10,000 per preference share until 15 March 2020, and since 15 March 2020 quarterly at a rate reset quarterly equal to 0.71% per annum above the Euro interbank offered rate for three-month Euro deposits. The board of directors of Barclays Bank PLC were able to resolve, in its absolute discretion, not to pay in full, or at all, the dividend on the Euro Preference Shares in respect of a particular dividend period.
The Euro Preference Shares were redeemable at the option of Barclays Bank PLC, in whole but not in part only, on each dividend payment date at €10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.
On 16 of June 2025, Barclays Bank PLC redeemed and cancelled the outstanding 4.75% Euro non-cumulative callable preference shares, the principal outstanding was EUR 319m.
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
No redemption or purchase of any US Dollar Preference Shares may be made by Barclays Bank PLC without the prior consent of the PRA and any such redemption will be subject to the Companies Act 2006 and the Articles of Barclays Bank
PLC.

Barclays Bank PLC 2025 Annual Report on Form 20-F	251
Notes to the financial statements
Capital instruments, equity and reserves
On a winding-up of Barclays Bank PLC or other return of capital (other than a redemption or purchase of shares of Barclays
Bank PLC, or a reduction of share capital), a holder of US Dollar Preference Shares will rank in the application of assets of
Barclays Bank PLC available to shareholders: (1) junior to the holder of any shares of Barclays Bank PLC in issue ranking in priority to the US Dollar Preference Shares; (2) equally in all respects with holders of other preference shares and any other shares of Barclays Bank PLC in issue ranking pari passu with the US Dollar Preference Shares; and (3) in priority to the holders of ordinary shares and any other shares of Barclays Bank PLC in issue ranking junior to the US Dollar Preference
Shares.
Subject to such ranking, in such event, holders of the US Dollar Preference Shares will be entitled to receive out of assets of
Barclays Bank PLC available for distributions to shareholders, liquidating distributions in the amount of $10,000 per US
Dollar Preference Share, plus, in each case, an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding-up or other such return of capital.
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
Holders of the US Dollar Preference Shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC. Barclays Bank PLC is not permitted to create a class of shares ranking as regards participation in the profits or assets of Barclays Bank PLC in priority to the preference shares, save with the sanction of a special resolution of a separate general meeting of the holders of the US Dollar Preference Shares (requiring a majority of not less than three-
fourths of the holders of the US Dollar Preference Shares voting at the separate general meeting) or with the consent in writing of the holders of three-fourths of the US Dollar Preference Shares.
Except as described above, the holders of the US Dollar Preference Shares have no right to participate in the surplus assets of
Barclays Bank PLC.
Other equity instruments
Other equity instruments issued by Barclays Bank PLC of £15,153m (2024: £14,311m) include AT1 securities issued to
Barclays PLC and borrowings of $6bn from a wholly-owned, indirect subsidiary of Barclays Bank PLC. As a result, the other equity instruments balance recorded by Barclays Bank Group is £10,446m (2024: £9,604m).
The borrowings of $6bn from a wholly-owned, indirect subsidiary of Barclays Bank PLC have been recorded as equity since, under their terms, interest payments are non cumulative and discretionary whilst repayment of principal is perpetually deferrable by Barclays Bank PLC. Should Barclays Bank PLC make a discretionary dividend payment on its ordinary shares in the six months preceding the date of an interest payment, it will be obliged to make that interest payment. In 2025, interest paid on these borrowings was £386m (2024: £433m).
Barclays PLC uses funds from its own market issuance of AT1 securities to purchase AT1 securities from the Barclays Bank
Group. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date.
In 2025, there were three issuances of AT1 instruments, in the form of Fixed Rate Resetting Perpetual Subordinated
Contingent Convertible Securities, for £2,770m (2024: two issuances for £970m) which includes issuance costs of £28m
(2024: £10m). There were three redemptions in 2025 totalling £1,928m (2024: two redemptions totalling £2,131m).

Barclays Bank PLC 2025 Annual Report on Form 20-F	252
Notes to the financial statements
Capital instruments, equity and reserves

AT1 equity instruments
		2025	2024
	Initial call date	£m	£m
AT1 equity instruments - Barclays Bank Group
7.125% Perpetual Subordinated Contingent Convertible Securities	2025	—	299
6.375% Perpetual Subordinated Contingent Convertible Securities	2025	—	495
6.125% Perpetual Subordinated Contingent Convertible Securities (USD1,500m)	2025	—	1,134
8.875% Perpetual Subordinated Contingent Convertible Securities	2027	1,237	1,237
8.300% Perpetual Subordinated Contingent Convertible Securities (SGD450m)	2027	263	263
4.375% Perpetual Subordinated Contingent Convertible Securities (USD1,500m)	2028	1,072	1,072
7.300% Perpetual Subordinated Contingent Convertible Securities (SGD400m)	2028	247	247
9.250% Perpetual Subordinated Contingent Convertible Securities	2028	866	866
8.000% Perpetual Subordinated Contingent Convertible Securities (USD2,000m)	2029	1,634	1,634
9.625% Perpetual Subordinated Contingent Convertible Securities (USD1,750m)	2029	1,386	1,386
5.400% Perpetual Subordinated Contingent Convertible Securities (SGD600m)	2030	352	352
8.500% Perpetual Subordinated Contingent Convertible Securities	2030	619	619
4.650% Perpetual Subordinated Contingent Convertible Securities (SGD500m)	2031	288	—
7.625% Perpetual Subordinated Contingent Convertible Securities (USD1,500m)	2035	1,174	—
6.125% Perpetual Subordinated Contingent Convertible Securities (EUR1,500m)	2035	1,308	—
		10,446	9,604
The principal terms of the AT1 securities are described below:
•AT1 securities rank behind the claims against Barclays Bank PLC i) of all creditors of Barclays Bank PLC; ii) such claims of holders of any preference shares issued by Barclays Bank PLC; in the case of each of i) and ii) above, other than claims which rank, or are expressed to rank, pari passu with, or junior to, the claims of holders of the AT1 securities of Barclays
Bank PLC; and iii) of holders of instruments which count towards Tier 2 capital of Barclays Bank PLC.
•AT1 securities are undated and are redeemable, at the option of Barclays Bank PLC, in whole on either (i) the initial reset date, or on any fifth anniversary after the initial reset date or (ii) any day falling in a named period ending on the initial reset date, or on any fifth anniversary after the initial reset date. In addition, the AT1 securities are redeemable, at the option of Barclays Bank PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities and, in certain cases, on a clean-up call. Any redemptions require the prior permission of the PRA.
•Interest on the AT1 securities is due and payable only at the sole discretion of Barclays Bank PLC, and Barclays Bank PLC has sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date.
•The Additional Tier 1 securities shall convert into ordinary shares of Barclays Bank PLC, at a predetermined price, should the fully loaded CET1 Ratio of Barclays Bank PLC at the solo-consolidated level or the sub-consolidated level fall below 7%.

Barclays Bank PLC 2025 Annual Report on Form 20-F	253
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
Other reserves
Other reserves includes a merger reserve relating to inter-Barclays Group entity transfers, and redeemed ordinary and preference shares issued by the Barclays Bank Group.

	Barclays Bank Group
	2025	2024
	£m	£m
Currency translation reserve	2,534	3,690
Fair value through other comprehensive income reserve	(1,014)	(1,681)
Cash flow hedging reserve	(907)	(2,448)
Own credit reserve	(990)	(1,059)
Other reserves	198	196
Total	(179)	(1,302)

Barclays Bank PLC 2025 Annual Report on Form 20-F	254
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
over the period employees’ services contribute to the awards. The Barclays Bank Group considers it appropriate to recognise the expense over the vesting period including the financial year prior to the grant date.
The accounting policies for share-based payments and retirement benefits are included in Note 29 and Note 30 respectively.

	2025	2024	2023
	£m	£m	£m
Performance costs	1,555	1,436	1,308
Salaries	2,667	2,766	2,921
Social security costs	414	381	374
Retirement benefits[1]	348	329	298
Other compensation costs	228	237	221
Total compensation costs[2]	5,212	5,149	5,122

Other resourcing costs
Outsourcing	203	198	206
Redundancy and restructuring	90	137	176
Temporary staff costs	17	16	22
Other	63	56	65
Total other resourcing costs	373	407	469

Total staff costs	5,585	5,556	5,591
Notes
1 Retirement benefits charge includes £172m (2024: £178m; 2023: £180m) with respect to defined contribution schemes and £176m (2024:
£151m; 2023: £118m) with respect to defined benefit schemes.
2  £328m (2024: £324m; 2023: £259m) of compensation cost was capitalised as internally generated software.
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
The number of shares and options expected to vest takes into account the likelihood that applicable performance and service conditions included in the terms of the awards will be met. For other share-based payment schemes such as
Sharesave and Sharepurchase, there are non-vesting conditions which must be met. Failure to meet the non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services.
The fair value of shares is the market price ruling on the grant date, in some cases adjusted to reflect restrictions on transferability. The fair value of options granted is determined using the Black-Scholes model to estimate the numbers of shares likely to vest. The model takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Market conditions that must be met in order for the award to vest are also reflected in the fair value of the award, as are any other non-vesting conditions – such as continuing to make payments into a share-based savings scheme.

Barclays Bank PLC 2025 Annual Report on Form 20-F	255
Notes to the financial statements
Employee benefits
The charge for the year arising from share-based payment schemes was as follows:

	Charge for the year
	2025	2024	2023
	£m	£m	£m
Share Value Plan and Deferred Share Value Plan	315	287	254
Others	177	133	144
Total equity settled	492	420	398
Cash settled	13	9	3
Total Share-based payments	505	429	401
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
Other schemes
In addition to the SVP and DSVP, the Barclays PLC Group operates a number of other schemes settled in Barclays PLC Shares including Sharesave (both UK and Ireland), Sharepurchase (both UK and Overseas), and Barclays PLC Group Long Term
Incentive Plan. A delivery of upfront shares to ‘Material Risk Takers’ can be made as a Share Incentive Award (Holding
Period) under the SVP. A free share award was delivered under the SVP to all eligible employees in 2025, with this award being subject to a two-year holding period.
Share option and award plans
The weighted average fair value per award granted, weighted average share price at the date of exercise/release of shares during the year, weighted average contractual remaining life, and number of options and awards outstanding (including those exercisable) at the balance sheet date were as follows:

	2025				2024

	Weighted average fair value per award granted in year	Weighted average share price at exercise/ release during year	Weighted average remaining contractual life	Number of options/ awards outstanding	Weighted average fair value per award granted in year	Weighted average share price at exercise/ release during year	Weighted average remaining contractual life	Number of options/ awards outstanding
	£	£	in years	(000s)	£	£	in years	(000s)
SVP and DSVP[1,2]	2.87	3.09	1	381,279	1.52	1.74	1	441,713
Others[1,3]	1.49-3.57	3.03-4.01	0-2	35,395	0.81-2.1	1.72-2.13	0-2	43,901
SVP and DSVP are nil cost awards on which the performance conditions are substantially completed at the date of grant.
Consequently, the fair value of these awards is based on the market value at that date.
Sharesave has a contractual life of 3 years and 5 years, the expected volatility is 29.04% for 3 years and 26.48% for 5 years.
The risk free interest rates used for valuations are 3.47% and 3.56% for 3 years and 5 years respectively. The pure dividend yield rates used for valuations are 1.99% and 2.14% for 3 years and 5 years respectively. The repo rates used for valuations are (0.60)% and (0.69)% for 3 years and 5 years respectively. The inputs into the model such as risk free interest rate, expected volatility, pure dividend yield rates and repo rates are derived from market data.

Barclays Bank PLC 2025 Annual Report on Form 20-F	256
Notes to the financial statements
Employee benefits
Movements in options and awards
The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	SVP and DSVP[1,2]		Others[1,3]

	Number (000s)		Number (000s)		Weighted average exercise price (£)
	2025	2024	2025	2024	2025	2024
Outstanding at beginning of year/acquisition date	441,713	435,820	43,901	51,363	1.17	1.05
Transfers within the year[4]	(1,095)	(2,528)	391	1,780
Granted in the year	129,006	202,420	53,384	84,383	3.01	1.79
Exercised/released in the year	(169,166)	(171,810)	(60,633)	(90,721)	0.99	0.95
Less: forfeited in the year	(19,179)	(22,189)	(1,461)	(2,611)	1.36	1.20
Less: expired in the year	—	—	(187)	(293)	1.18	1.25
Outstanding at end of year	381,279	441,713	35,395	43,901	1.52	1.17
Of which exercisable:	—	—	8,013	4,956	0.94	1.23
Notes:
1  Options/award granted over Barclays PLC shares.
2  Weighted average exercise price is not applicable for SVP and DSVP awards as these are not share option schemes.
3 The number of awards within Others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was
4,323,541 (2024: 828,340)). The weighted average exercise price relates to Sharesave.
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
There were no significant modifications to the share-based payments arrangements in 2025 and 2024.
As at 31 December 2025, the total liability arising from cash-settled employee share-based payments transactions was
£15m (2024: £10m).
30Retirement benefits
Accounting for retirement benefits
The Barclays Bank Group operates a number of pension schemes and post-employment benefit schemes.
Defined contribution – the Barclays Bank Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.
Defined benefit – the Barclays Bank Group recognises its obligations to members of each scheme at the period end, less the fair value of the scheme assets after applying the asset ceiling test.
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
Pension schemes
UK Retirement Fund (UKRF)
The UKRF is the Barclays Bank Group’s main scheme, representing 96% (2024: 96%) of the Barclays Bank Group’s total retirement benefit obligations.
Between 1 January 2025 and 30 June 2025, Barclays Bank PLC was the principal employer of the UKRF, with Barclays Bank
UK PLC and Barclays Execution Services Limited as the participating employers.

Barclays Bank PLC 2025 Annual Report on Form 20-F	257
Notes to the financial statements
Employee benefits
From 1 July 2025 the UKRF was amended to become a sectionalised scheme to meet the requirements of the Financial
Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, creating two separate sections - the Barclays
Bank Section and the Barclays UK Section. From 1 July 2025, Barclays Bank PLC participates in the Barclays Bank Section only
(as principal employer). As a result of sectionalisation, £750m of UKRF assets were allocated to the Barclays UK Section, along with £697m of benefit obligation relating to Barclays Bank UK PLC active employees. This resulted in a settlement loss of £53m impacting profit before tax for the Barclays Bank Group. The sectionalisation means that Barclays Bank PLC is separated from any exposure to the Barclays UK Section of the UKRF.
The UKRF was closed to new entrants on 1 October 2012, and comprises a number of different benefit categories, the two most significant of which are:
▪Afterwork, which comprises a contributory cash balance defined benefit element, and a voluntary defined contribution element. The cash balance element is accrued each year and revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (up to a maximum of 5% p.a.). The risks that the Barclays Bank Group is exposed to in relation to Afterwork are limited although additional contributions are required if pre-retirement investment returns are not sufficient to provide for the benefits.
▪The 1964 Pension Scheme. Most UK employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April 2010, members became eligible to accrue future service benefits in either Afterwork or the Pension Investment Plan, a historic defined contribution section which is now closed to future contributions. The risks that the Barclays Bank Group is exposed to in relation to the 1964 Pension Scheme are typical of final salary pension schemes, principally that investment returns fall short of expectations, that inflation exceeds expectations, and that retirees live longer than expected.
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
Governance
The UKRF operates under trust law and is managed and administered on behalf of the members in accordance with the terms of the Trust Deed and Rules and all relevant legislation. The Trustee is Barclays Pension Funds Trustees Limited, a
private limited company and a wholly owned subsidiary of Barclays Bank PLC. The Trustee is the legal owner of the assets of the UKRF which are held separately from the assets of the Barclays Bank Group.
The Trustee of the UKRF comprises six Management Directors selected by Barclays Bank PLC, of whom three are independent Directors with no relationship with the Barclays Bank Group (and who are not members of the UKRF), plus three Member Nominated Directors selected from eligible active, deferred or pensioner members of the UKRF, who apply for the role.
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
Amounts recognised
The following tables include amounts recognised in the income statement and an analysis of benefit obligations and scheme assets for all Barclays Bank Group defined benefit schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded and unfunded post-retirement benefits. The income statement charge with respect to defined contribution schemes is disclosed as part of footnotes to Note 28 Staff costs.

Barclays Bank PLC 2025 Annual Report on Form 20-F	258
Notes to the financial statements
Employee benefits

Income statement charge/(credit)
	2025	2024	2023
	£m	£m	£m
Current service cost	122	150	119
Net finance income	(163)	(157)	(222)
Curtailments or Settlements[1]	53	—	—
Other movements	1	1	(1)
Total	13	(6)	(104)
Note
1  Settlement loss arising from allocation of a portion of the UKRF assets and liabilities to the Barclays UK Section of the UKRF on account of sectionalisation effective from 1 July 2025, for which Barclays Bank UK PLC are now responsible for.
Barclays Bank PLC is the principal employer of the Barclays Bank Section of the UKRF (and the Whole of the UKRF until
H1'2025) and hence Scheme Assets and Defined Benefit Obligations relating to the Barclays Bank Section of the UKRF are recognised within the Barclays Bank Group. Where Barclays Bank PLC is the principal employer, participating employers
Barclays Bank UK PLC (until H1'2025) and Barclays Execution Services Limited bear their share of the service cost. Of the
£135m current service cost in the table below, £9m relates to Barclays Bank UK PLC and £4m relates to Barclays Execution
Services Limited. While the entire current service cost obligation is accounted for in the Barclays Bank Group, the income statement charge is accounted for across all the participating employers.
From 1 July 2025, current service cost and obligation attributable to Barclays Bank UK PLC are not included within the results of  Barclays Bank Group.

Balance sheet reconciliation
	2025		2024
	Barclays Bank Group Total	Of which relates to Barclays Bank Section of the UKRF	Barclays Bank Group Total	Of which relates to UKRF
	£m	£m	£m	£m
Benefit obligation at beginning of the year	(19,524)	(18,729)	(21,420)	(20,618)
Current service cost	(135)	(120)	(168)	(155)
Interest costs on scheme liabilities	(1,005)	(975)	(930)	(901)
Curtailments or settlements[1]	697	697	—	—
Remeasurement gain - financial	541	546	1,804	1,797
Remeasurement (loss)/gain - demographic	(59)	(47)	12	13
Remeasurement loss - experience	(197)	(203)	(55)	(54)
Employee contributions	(5)	—	(6)	—
Benefits paid	1,197	1,158	1,226	1,189
Exchange and other movements	15	(1)	13	—
Benefit obligation at end of the year	(18,475)	(17,674)	(19,524)	(18,729)
Fair value of scheme assets at beginning of the year	22,623	21,928	24,914	24,234
Interest income on scheme assets	1,168	1,143	1,087	1,062
Employer contribution	29	16	37	22
Settlements[1]	(750)	(750)	—	—
Remeasurement - return on scheme assets less than discount rate	(299)	(310)	(2,192)	(2,184)
Employee contributions	5	—	6	—
Benefits paid	(1,189)	(1,158)	(1,221)	(1,189)
Exchange and other movements	(29)	(14)	(8)	(17)
Fair value of scheme assets at end of the year	21,558	20,855	22,623	21,928
Net surplus	3,083	3,181	3,099	3,199
Retirement benefit assets	3,240	3,181	3,263	3,199
Retirement benefit liabilities	(157)	—	(164)	—
Net retirement benefit assets	3,083	3,181	3,099	3,199
Note
1  Settlement loss arising from allocation of a portion of the UKRF assets and liabilities to the Barclays UK Section of the UKRF on account of sectionalisation effective from 1 July 2025, for which Barclays Bank UK PLC are now responsible for.
Included within the Barclays Bank Group’s benefit obligation is £703m (2024: £695m) relating to overseas pensions and
£98m (2024: £99m) relating to other post-employment benefits.

Barclays Bank PLC 2025 Annual Report on Form 20-F	259
Notes to the financial statements
Employee benefits
Barclays previously considered the potential implications for the UKRF of the ruling and appeal in Virgin Media v NTL
Pension Trustees II Ltd. This activity did not identify any relevant amendments to the UKRF (of the nature of that found to have been void in the Virgin Media case) that were not subject to actuarial confirmation. Since this activity was completed the Pension Schemes Bill 2025 (the Bill) has been published, which once in force will enable trustees to obtain retrospective actuarial confirmation in certain circumstances. Progress of the Bill continues to be tracked by Barclays. The position remains that no material additional benefit obligation is expected.

Breakdown of the Barclays Bank Section of the UKRF benefit obligation	2025	2024
	Barclays Bank Section	UKRF Total
	£m	£m
Active members	981	1,699
Deferred members (Afterwork)	1,828	1,716
Deferred members (Non-Afterwork)	3,786	4,269
Pensioners and Dependents	11,079	11,045
Total Barclays Bank Section of the UKRF benefit obligation at end of the year	17,674	18,729
As at 31 December 2025, the Barclays Bank Section of the UKRF’s scheme assets were in surplus versus IAS 19 obligations by £3,181m (2024 whole UKRF: £3,199m).
The weighted average duration of the benefit payments reflected in the defined benefit obligation for the Barclays Bank
Section of the UKRF is 11 years (2024: 11 years). The Barclays Bank Section's expected benefits promised to date are projected to be paid out for in excess of 50 years, although 35% of the benefits are expected to be paid in the next 10 years;
34% in years 11 to 20 and 20% in years 21 to 30. The remainder of the benefits are expected to be paid beyond 30 years.
Of the £1,158m (2024: £1,189m) benefits paid out, £145m (2024: £165m) related to transfers out.
Where a scheme’s assets exceed its obligation, an asset is recognised to the extent that it does not exceed the present value of future contribution holidays or if the Group has an unconditional right to a refund of this asset at the end of the life of the plan (the asset ceiling). In the case of the Barclays Bank Section of the UKRF the asset ceiling is not applied as, in certain specified circumstances such as wind-up, the Barclays Bank Group expects to be able to recover any surplus or reduce contributions. Similarly, a liability in respect of future minimum funding requirements is not recognised. The Trustee does not have a substantive right to augment benefits, nor do they have the right to wind-up the plan except in the dissolution of
Barclays Bank PLC or termination of contributions by Barclays Bank PLC. The application of the asset ceiling to other plans and recognition of additional liabilities in respect of future minimum funding requirements are considered on an individual plan basis.
Critical accounting estimates and judgements
Key areas involving a higher degree of judgement or estimation include:

Estimates
Valuation of defined benefit scheme obligations are dependent on a number of assumptions, the most critical being discount rates, price inflation, and life expectancy.
These estimates are considered to have a significant risk of resulting in a material adjustment to the carrying amount of defined benefit obligations within the next financial year.
Below is a summary of the main financial and demographic assumptions adopted for the Barclays Bank Section of the UKRF.

Key financial assumptions	2025	2024
	Barclays Bank Section	Total UKRF
	% p.a.	% p.a.
Discount rate	5.46	5.44
Inflation rate (RPI)	2.92	3.32
The Barclays Bank Section of the UKRF discount rate assumption for 2025 was based on a standard WTW RATE Link model.
The RPI inflation assumption for 2025 was set by reference to the Bank of England’s implied inflation curve. The inflation assumption incorporates a deduction of 20 basis points as an allowance for an inflation risk premium. The methodology used to derive the discount rate and inflation assumptions is consistent with that used at the prior year end.
The Barclays Bank Section of the UKRF post-retirement mortality assumptions are based on best estimates derived from an analysis in 2022 of the UKRF’s own post-retirement mortality experience and taking account of recent evidence from

Barclays Bank PLC 2025 Annual Report on Form 20-F	260
Notes to the financial statements
Employee benefits
published mortality surveys. An allowance has been made for future mortality improvements based on the 2024 core projection model published by the Continuous Mortality Investigation Bureau subject to a long-term trend of 1.10% per annum in future improvements (2024: 1.25% per annum). The table below shows how the assumed life expectancy, for members of the Barclays Bank Section of the UKRF (2024: whole UKRF), has changed since last year:

Assumed life expectancy[1]	2025	2024
Life expectancy at 60 for current pensioners (years)
– Males	26.6	26.5
– Females	29.3	29.4
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	28.0	28.0
– Females	30.6	30.8
Note:
1  The life expectancies disclosed are in respect of a population of the membership that represents c60% of the Defined Benefit Obligation of the
Barclays Bank Section of the UKRF (excluding the Afterwork section which has no post-retirement mortality risk) with the remaining members having life expectancy at age 60 of between 26.4 years and 29.3 years.
Approximately, 70% of the longevity risk for current pensioners has been reinsured and the transactions will provide income to the Barclays Bank Section of the UKRF if pensions are paid out for longer than expected. The contracts form part of the investment portfolio.
Sensitivity analysis on actuarial assumptions
The sensitivity analysis has been calculated by valuing the Barclays Bank Section of the UKRF liabilities using the amended assumptions shown in the table below and keeping the remaining assumptions the same as disclosed in the table above, except in the case of the inflation sensitivity where other assumptions that depend on assumed inflation have also been amended correspondingly. The difference between the recalculated liability figure and that stated in the balance sheet reconciliation table above is the figure shown. The selection of these movements to illustrate the sensitivity of the defined benefit obligation to key assumptions should not be interpreted as the Barclays Bank Group expressing any specific view of the probability of such movements happening.

Change in key assumptions for the Barclays Bank Section of the UKRF (2024: whole UKRF)
	2025	2024

	(Decrease)/Increase in defined benefit obligation	(Decrease)/Increase in defined benefit obligation
	£bn	£bn
Discount rate
0.5% p.a. increase	(0.9)	(1.0)
0.25% p.a. increase	(0.4)	(0.5)
0.25% p.a. decrease	0.5	0.5
0.5% p.a. decrease	1.0	1.1
Assumed RPI
0.5% p.a. increase	0.7	0.7
0.25% p.a. increase	0.3	0.3
0.25% p.a. decrease	(0.3)	(0.4)
0.5% p.a. decrease	(0.6)	(0.7)
Life expectancy at 60
One year increase	0.5	0.5
One year decrease	(0.5)	(0.5)
Assets
A long-term investment strategy has been set for both the Section of the UKRF, with its asset allocation comprising a mixture of gilts, bonds, property and other appropriate assets. This strategy recognises that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others. The long-term investment strategy ensures, among other aims, that investments are adequately diversified.
The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Barclays Bank PLC 2025 Annual Report on Form 20-F	261
Notes to the financial statements
Employee benefits

Analysis of scheme assets
	Barclays Bank Group Total				Of which relates to Barclays Bank Section of the UKRF
	Quoted[1]	Unquoted[1,2]	Value	% of total fair value of scheme assets	Quoted[1]	Unquoted[1,2]	Value	% of total fair value of scheme assets
	£m	£m	£m	%	£m	£m	£m	%
As at 31 December 2025
Bonds - fixed government	1,926	4	1,930	9.0	1,721	4	1,725	8.3
Bonds - index-linked government	7,765	—	7,765	36.0	7,751	—	7,751	37.2
Bonds - corporate and other[3]	1,676	4,729	6,405	29.7	1,471	4,729	6,200	29.7
Equities	128	—	128	0.6	—	—	—	—
Private equities	—	1,859	1,859	8.6	—	1,859	1,859	8.9
Property	22	1,392	1,414	6.6	—	1,392	1,392	6.7
Infrastructure	—	414	414	1.9	—	413	413	2.0
Hedge funds	13	1,635	1,648	7.6	—	1,635	1,635	7.8
Derivatives	1	(1,478)	(1,477)	(6.9)	—	(1,478)	(1,478)	(7.1)
Longevity reinsurance contracts	—	(103)	(103)	(0.5)	—	(103)	(103)	(0.5)
Cash and liquid assets[4]	2,292	(830)	1,462	6.8	2,288	(830)	1,458	7.0
Mixed investment funds	—	—	—	—	—	—	—	—
Other	15	98	113	0.6	—	3	3	—
Fair value of scheme assets[5]	13,838	7,720	21,558	100.0	13,231	7,624	20,855	100.0

As at 31 December 2024
Bonds - fixed government	1,546	—	1,546	6.8	1,306	—	1,306	6.0
Bonds - index-linked government	8,234	—	8,234	36.4	8,214	—	8,214	37.5
Bonds - corporate and other	5,604	717	6,321	27.9	5,395	717	6,112	27.9
Equities	121	—	121	0.5	—	—	—	—
Private equities	—	2,134	2,134	9.4	—	2,134	2,134	9.7
Property	19	1,238	1,257	5.6	—	1,238	1,238	5.6
Infrastructure	—	1,388	1,388	6.1	—	1,388	1,388	6.3
Hedge funds	9	1,390	1,399	6.2	—	1,390	1,390	6.3
Derivatives	(7)	(1,799)	(1,806)	(8.0)	(7)	(1,799)	(1,806)	(8.2)
Longevity reinsurance contracts	—	(117)	(117)	(0.5)	—	(117)	(117)	(0.5)
Cash and liquid assets[4]	(454)	2,529	2,075	9.2	(464)	2,529	2,065	9.4
Mixed Investment funds	8	—	8	—	—	—	—	—
Other	7	56	63	0.4	—	4	4	—
Fair value of scheme assets[5]	15,087	7,536	22,623	100.0	14,444	7,484	21,928	100.0
Notes:
1.During the year ended 31 December 2025, there were c£3bn assets re-classified from unquoted to quoted under cash and liquid assets and
c£4bn assets reclassified from quoted to unquoted for Bonds - corporate and other (year ended 31 December 2024: there were no material re-
classifications). These re-classifications reflect enhancement to the Bank’s levelling policy, including the use of additional data in the active market assessment of issued debt.
2.Valuation of unquoted assets is provided by the underlying managers or qualified independent valuers. The valuation for some of the unquoted assets, in particular private equities, is based on valuations as at 30 September 2025 adjusted by cash flows, these being the latest available valuations as at the point of publication. All valuations are determined in accordance with relevant industry guidance. Barclays Bank Group does not believe these valuations will differ materially from the fair value, in the context of the overall Barclays Bank Section asset size.
3.During the year ended 31 December 2025, there were c£740m of infrastructure loan assets reclassified to Bonds - corporate and other (2024 classification : Infrastructure).
4.Cash and liquid assets for the Barclays Bank Section of the UKRF consist of £186m (2024: £484m) of cash including receivables/payables,
£2,102m (2024: £2,529m) of pooled cash funds and £(830)m (2024: £(948)m) of repurchase agreements.
5.Included within the fair value of the Barclays Bank Section of the UKRF scheme assets was nil (2024: nil) relating to shares in Barclays PLC and nil
(2024: nil) relating to bonds issued by Barclays PLC or Barclays Bank PLC. The UKRF also invests in pooled investment vehicles which may hold shares or debt issued by Barclays PLC.

Barclays Bank PLC 2025 Annual Report on Form 20-F	262
Notes to the financial statements
Employee benefits
At 31 December 2025, 39% of the Barclays Bank Section of the UKRF assets were invested in liability-driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These swaps are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.
The Barclays Bank Section of the UKRF employs derivative instruments, where appropriate, to match assets more closely to liabilities, or to achieve a desired exposure or return. The value of assets shown reflects the assets held by the Barclays Bank
Section, with any derivative holdings reflected on a fair value basis. The Trustee also uses repurchase agreements and reverse repurchase agreements to achieve the liability hedging objective.
The Barclays Bank Section of the UKRF has a comprehensive and robust liquidity framework in place. The aim of the liquidity framework is to ensure that benefit payments and other liquidity outflows are paid in due course, sufficient liquidity and collateral is maintained to achieve strategic allocation targets and that all liquidity outflows/collateral needs are covered without forced sale or strategic asset allocation changes.
The Barclays Bank Section of the UKRF holds two longevity reinsurance contracts covering 70% of the current pensioner liabilities. The contracts provide income to the Barclays Bank Section if pensions are paid out for longer than expected. At
31 December 2025, the combined value of the contracts was £(103)m (2024: £(117)m). The negative value reflects the estimated impact of changes in the reinsurance market, demographic assumptions and risk premia since the contracts were entered into.
For information on the UKRF Trustee’s approach to Responsible Investment and Climate Risk, in the context of managing the
UKRF, please refer to the UKRF Trustee website at https://epa.towerswatson.com/accounts/barclays/public/barclays-bank-
responsible-investment-policy/.
Funding valuation
The UKRF annual funding update as at 30 September 2024 showed a funding surplus of £1.75bn. The 30 September 2025 funding update is not available at the date of this report, as the triennial funding valuation for the Barclays Bank Section of the UKRF is due to be completed in 2026 with an effective date of 30 September 2025.
The main differences between the funding and accounting assumptions are a different approach to setting the discount rate and a more conservative life expectancy assumption for funding.
As part of the 2022 triennial funding valuation, the Trustee and Barclays Bank PLC agreed an annual adequacy test on a basis more prudent than the IAS 19 or funding bases. Should the Barclays Bank Section of the UKRF be sufficiently funded on this basis, the regular employer contributions to the Barclays Bank Section to fund future Afterwork accrual will not be required in the following calendar year. The test will be reviewed at the 2025 triennial valuation. The test was passed in
September, so no regular employer contributions are required for 2026.
Other support measure agreed
Collateral – Barclays Bank PLC has entered into an agreement with the Trustee of the UKRF to provide collateral to cover at least 100% of any funding deficit with an overall cap of £8.4bn. The collateral pool is currently zero reflecting the surplus funding position. The arrangement provides the Barclays Bank Section of the UKRF with dedicated access to the pool of assets in the event of Barclays Bank PLC not paying any required deficit reduction contribution or in the event of Barclays
Bank PLC’s insolvency.
Contributions
There were nil (2024: nil) Section 75 contributions included within the Barclays Bank Group’s contributions paid.
The Barclays Bank Group’s expected contribution to the Barclays Bank Section in respect of defined benefits in 2026 is
£11m.

Barclays Bank PLC 2025 Annual Report on Form 20-F	263
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
Investments in subsidiaries, the majority of which are engaged in banking related activities, are recorded on the balance sheet at historical cost less any impairment. At 31 December 2025 the historical cost of investments in subsidiaries was
£22,996m (2024: £23,009m), and impairment allowances recognised against these investments totalled £2,338m (2024:
£2,262m). The decrease in the balance sheet value of £89m in the year was driven by an increase in impairment of £90m, principally due to a £65m impairment in Barclays Investment Solutions Ltd. The Cost of Investment in subsidiaries increased by £1m as a result of capital injections into subsidiaries being offset by the transfer of Barclays Capital Asia Limited to
Barclays International Holdings Limited. Further details can be found in Note 37.
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
The 2025 review did not result in any impairment or reversal of impairment. The 2024 review resulted in the reversal of £1bn of impairment for Barclays Bank Ireland PLC due to an improved performance expectation, the impairment had originally been identified as part of the 2022 review.
Principal subsidiaries of the Barclays Bank Group are set out below. This includes those subsidiaries that are most significant in the context of the Barclays Bank Group’s business, results or financial position. The principal subsidiaries are held directly or indirectly via intermediate holding companies within the Barclays Bank Group. There were no significant changes in ownership interests in these subsidiaries during the year, and the Barclays Bank Group did not lose control of any of these subsidiaries. There has been no material percentage change in the Barclays Bank Group’s shareholding for its main subsidiaries since 2024.

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
principal in its own right or as an agent on behalf of others.
There is also often considerable judgement involved in the ongoing assessment of control over structured entities. In this regard, where market conditions have deteriorated such that the other investors’ exposures to the structure’s variable

Barclays Bank PLC 2025 Annual Report on Form 20-F	264
Notes to the financial statements
Scope of consolidation
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
Regulatory requirements
The Barclays Bank Group’s principal subsidiary companies have assets and liabilities before intercompany eliminations of
£582bn (2024: £515bn) and £559bn (2024: £490bn) respectively. Certain classes of these assets and liabilities are subject to prudential regulation and regulatory capital requirements in the countries in which the subsidiaries are regulated. These prudential and regulatory capital requirements require entities to maintain minimum capital levels which cannot be returned to the parent company, Barclays Bank PLC, on a going concern basis.
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
Liquidity requirements
Regulated subsidiaries of the Barclays Bank Group are required to meet PRA or local regulatory requirements pertaining to liquidity. These regulated subsidiaries include Barclays Capital Securities Limited (which is regulated for liquidity matters on a combined basis with Barclays Bank PLC under a Domestic Liquidity Sub-Group (DoLSub) arrangement), Barclays Bank
Ireland PLC, Barclays Capital Inc. and Barclays Bank Delaware Inc. See page 134 for further details of liquidity requirements.
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
Other restrictions
The Barclays Bank Group is required to maintain cash balances with central banks and other regulatory authorities and these amounted to £2,775m (2024: £2,317m).
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
▪Securitisation vehicles: The Barclays Bank Group uses securitisation as a source of financing and a means of risk transfer. Where entities are controlled by the Barclays Bank Group, they are consolidated. Refer to Note 34 for further detail.

Barclays Bank PLC 2025 Annual Report on Form 20-F	265
Notes to the financial statements
Scope of consolidation
▪Commercial paper (CP) conduits: These entities issue CP and use the proceeds to lend to clients as part of the Barclays
Bank Group's multi-seller conduit programme. The Barclays Bank Group has provided £21.0bn (2024: £23.9bn) in contractual liquidity facilities to the CP conduits that the Barclays Bank Group consolidates. These amounts represent the maximum the conduits can lend externally. The amounts of CP conduit lending (drawn and undrawn) to unconsolidated structured entities can be seen in 'Other interests in unconsolidated structured entities' under multi-
seller conduit programme in the 'Nature of interest' table.
▪Tender Option Bond (TOB) trusts: During 2025, the Barclays Bank Group provided undrawn liquidity facilities of £4.0bn
(2024: £4.0bn) to consolidated TOB trusts. These trusts invest in fixed income instruments issued by state, local or other municipalities in the United States, funded by long-term senior floating-rate notes and junior residual securities.
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
The Barclays Bank Group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions, to provide risk management services and for specific investment opportunities. This is predominantly within the Barclays Investment Bank business. Structured entities may take the form of funds, trusts, securitisation vehicles, and private investment companies. The largest transactions for Barclays Bank Group include loans and derivatives with hedge fund structures and special purpose entities, multi-seller conduit lending, holding notes issued by securitisation vehicles and facilitating customer requirements through funds.
The nature and extent of the Barclays Bank Group’s interests in structured entities is summarised below:

Summary of interests in unconsolidated structured entities
	Secured financing	Short-term traded interests	Traded derivatives	Other interests	Total
	£m	£m	£m	£m	£m
As at 31 December 2025
Assets
Trading portfolio assets	—	31,386	—	—	31,386
Financial assets at fair value through the income statement	79,052	—	—	629	79,681
Derivative financial instruments	—	—	6,257	—	6,257
Financial assets at fair value through other comprehensive income	—	—	—	3,655	3,655
Loans and advances at amortised cost	—	—	—	46,705	46,705
Debt securities at amortised cost	—	—	—	14,069	14,069
Reverse repurchase agreements and other similar secured lending	7,049	—	—	—	7,049
Other assets	—	—	—	—	—
Total assets	86,101	31,386	6,257	65,058	188,802
Liabilities
Derivative financial instruments	—	—	6,451	—	6,451

As at 31 December 2024
Assets
Trading portfolio assets	—	23,941	—	—	23,941
Financial assets at fair value through the income statement	87,546	—	—	1,268	88,814
Derivative financial instruments	—	—	6,540	—	6,540
Financial assets at fair value through other comprehensive income	—	—	—	4,852	4,852
Loans and advances at amortised cost	—	—	—	46,554	46,554
Debt securities at amortised cost	—	—	—	15,438	15,438
Reverse repurchase agreements and other similar secured lending	3,145	—	—	—	3,145
Other assets	—	—	—	—	—
Total assets	90,691	23,941	6,540	68,112	189,284
Liabilities
Derivative financial instruments	—	—	6,978	—	6,978
Secured financing arrangements, short-term traded interests and traded derivatives are typically managed under Market risk management policies described in the Market risk management section which includes an indication of the change of risk

Barclays Bank PLC 2025 Annual Report on Form 20-F	266
Notes to the financial statements
Scope of consolidation
measures compared to last year. For this reason, the total assets of these entities are not considered meaningful for the purposes of understanding the related risks and so have not been presented. Other interests include conduits and lending where the interest is driven by normal customer demand. As at 31 December 2025, the Barclays Bank Group entered into transactions with approximately 8,000 (2024: 5,000) structured entities.
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
Derivative transactions require the counterparty to provide cash or other collateral under margining agreements to mitigate counterparty credit risk. The Barclays Bank Group is mainly exposed to settlement risk on these derivatives which is mitigated through daily margining. Total notional contract amounts were £641,837m (2024: £712,793m).
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
Other interests in unconsolidated structured entities
The Barclays Bank Group’s interests in structured entities not held for the purposes of short-term trading activities are set out below, summarised by the nature of the interest and limited to significant categories, based on maximum exposure to loss.

Barclays Bank PLC 2025 Annual Report on Form 20-F	267
Notes to the financial statements
Scope of consolidation

Nature of interest

	Multi-seller conduit programme	Lending	Other	Total	Of which: Barclays Bank Group owned, not consolidated entities[1]
	£m	£m	£m	£m	£m
As at 31 December 2025
Financial assets at fair value through the income statement	—	—	629	629	—
Financial assets at fair value through other comprehensive income	—	2,367	1,288	3,655	—
Loans and advances at amortised cost	9,697	37,008	—	46,705	—
Debt securities at amortised cost	—	—	14,069	14,069	—
Other assets	—	—	—	—	—
Total on-balance sheet exposures	9,697	39,375	15,986	65,058	—
Total off-balance sheet notional amounts	11,326	24,866	—	36,192	—
Maximum exposure to loss	21,023	64,241	15,986	101,250	—
Total assets of the entity	32,527	193,873	65,897	292,297	—

As at 31 December 2024
Financial assets at fair value through the income statement	—	—	1,268	1,268	—
Financial assets at fair value through other comprehensive income	—	3,206	1,646	4,852	—
Loans and advances at amortised cost	11,103	35,451	—	46,554	—
Debt securities at amortised cost	—	—	15,438	15,438	—
Other assets	—	—	—	—	—
Total on-balance sheet exposures	11,103	38,657	18,352	68,112	—
Total off-balance sheet notional amounts	11,530	25,733	—	37,263	—
Maximum exposure to loss	22,633	64,390	18,352	105,375	—
Total assets of the entity	41,431	199,000	52,369	292,800	—
Note
1    Comprises of Barclays Bank Group owned, not consolidated structured entities per IFRS 10 Consolidated Financial Statements. Refer to Note 31
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
Other
This includes fair value loans with structured entities where the market risk is materially hedged with corresponding derivative contracts, interests in debt securities issued by securitisation vehicles and drawn and undrawn loan facilities to these entities. In addition, 'Other' includes investment funds with interests restricted to management fees based on the performance of the fund and trusts held on behalf of beneficiaries with interests restricted to unpaid fees.

Barclays Bank PLC 2025 Annual Report on Form 20-F	268
Notes to the financial statements
Scope of consolidation
Assets transferred to sponsored unconsolidated structured entities
The Barclays Bank Group is considered to sponsor another entity if; it had a key role in establishing that entity, it transferred assets to the entity, the Barclays name appears in the name of the entity or it provides guarantees on the entity’s performance. As at 31 December 2025, assets transferred to sponsored unconsolidated structured entities were £1,060m
(2024: £890m).
33Investments in associates and joint ventures
There are no individually significant investments in joint ventures or associates held by Barclays Bank Group.

	2025			2024
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m
Equity accounted (Group)	14	—	14	14	—	14

	2025			2024
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
	£m	£m	£m	£m	£m	£m
Equity accounted (Parent)	12	—	12	12	—	12
Summarised financial information for the Barclays Bank Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the Barclays Bank Group’s share of the net income of the investees for the year ended 31
December 2025, with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	Associates			Joint ventures
	2025	2024	2023	2025	2024	2023
	£m	£m	£m	£m	£m	£m
(Loss)/Profit from continuing operations	—	—	(4)	—	—	—
Other comprehensive income	—	—	—	—	—	—
Total comprehensive (loss)/income from continuing operations	—	—	(4)	—	—	—

Barclays Bank PLC 2025 Annual Report on Form 20-F	269
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
In the course of its normal banking activities, the Barclays Bank Group transfers financial assets, either where legal rights to the cash flows from the asset are passed to the counterparty or beneficially, where the Barclays Bank Group retains the rights to the cash flows but assumes a responsibility to transfer them to the counterparty. Depending on the nature of the transaction, this may result in derecognition of the assets in their entirety, partial derecognition or no derecognition of the assets subject to the transfer.
A summary of the main transactions, and the assets and liabilities and the financial risks arising from these transactions, is set out below:
Transfers of financial assets that do not result in derecognition
Securitisations
The Barclays Bank Group was party to securitisation transactions involving its credit card balances, consumer and mortgage loans.
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
separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer.
The following table shows the carrying amount of securitised assets that have not resulted in full derecognition, together with the associated liabilities, for each category of asset on the balance sheet:

	2025				2024
	Assets		Liabilities		Assets		Liabilities
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	£m	£m	£m	£m	£m	£m	£m	£m
Barclays Bank Group
Loans and advances at amortised cost
Credit cards, unsecured loans and other retail lending	5,879	5,935	(929)	(933)	6,575	7,158	(1,575)	(1,579)
Financial assets at FVTPL
Mortgage Loans	1,523	1,523	—	—	576	576	—	—
Assets included in disposal groups classified as held for sale
Personal Loans	—	—	—	—	846	826	—	—
Total	7,402	7,458	(929)	(933)	7,997	8,560	(1,575)	(1,579)
Balances included within loans and advances at amortised cost represent securitisations where substantially all the risks and rewards of the assets have been retained by the Barclays Bank Group and balances included within Financial assets at FVTPL and Assets included in disposal groups classified as held for sale represent securitisations where the risks and rewards are neither substantially transferred nor retained.
The relationship between the transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes, although the contractual terms of their notes may be different to the maturity and interest of the transferred assets.
If the Barclays Bank Group transfers a financial asset but does not transfer or retain substantially all the risk and rewards of the asset and retains control over it, the transferred assets are recognised to the extent of the Barclays Bank Group's

Barclays Bank PLC 2025 Annual Report on Form 20-F	270
Notes to the financial statements
Scope of consolidation
continuing involvement. Total Financial assets of £21,932m (2024: £11,951m) were originally transferred in this manner and the carrying value of the assets representing continued involvement is included in the table above.
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
commercial mortgage backed securities. Continuing involvement largely arises from providing financing into these structures in the form of retained notes, which do not bear first losses.
The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement[1]			Gain from continuing involvement
	Carrying amount	Fair value	Maximum exposure to loss[2]	For the year ended	Cumulative to 31 December
Type of transfer	£m	£m	£m	£m	£m
2025
Asset backed securities	67	67	141	3	5
Residential mortgage backed securities	2,454	2,454	2,454	99	331
Commercial mortgage backed securities	360	328	360	5	26
Total	2,881	2,849	2,955	107	362

2024
Asset backed securities	53	53	130	1	1
Residential mortgage backed securities	3,439	3,437	3,439	155	231
Commercial mortgage backed securities	377	334	377	3	21
Total	3,869	3,824	3,946	159	253
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
risk on these pledged assets. Unless stated, the counterparty's recourse is not limited to the transferred assets.
Collateralised transactions, such as securities lending and borrowing, repurchase and derivative transactions are conducted in accordance with standard terms which are customary in the market.

Barclays Bank PLC 2025 Annual Report on Form 20-F	271
Notes to the financial statements
Scope of consolidation
The following table summarises the nature and carrying amount of the assets pledged as security:

	Barclays Bank Group
	2025	2024
	£m	£m
Cash collateral	75,695	72,415
Loans and advances at amortised cost	22,398	41,205
Trading portfolio assets	114,852	107,249
Financial assets at fair value through the income statement	5,653	5,729
Financial assets at fair value through other comprehensive income	15,019	20,420
Assets pledged	233,617	247,018
The following table summarises the transferred financial assets and the associated liabilities. The transferred assets represent the gross carrying value of the assets pledged and the associated liabilities represent the liability recorded on the balance sheet.

	Barclays Bank Group
	Transferred assets	Associated liabilities
	£m	£m
At 31 December 2025
Derivatives	79,223	(79,223)
Repurchase agreements	51,922	(33,891)
Securities lending arrangements	96,638	—
Other	5,834	(5,583)
	233,617	(118,697)

At 31 December 2024
Derivatives	74,307	(74,307)
Repurchase agreements	60,564	(40,173)
Securities lending arrangements	104,450	—
Other	7,697	(7,271)
	247,018	(121,751)
For repurchase agreements the difference between transferred assets and associated liabilities is predominantly due to IFRS netting. Included within Other are agreements where a counterparty's recourse is limited to the transferred assets. The relationship between the gross transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes.

	Carrying value		Fair value
	Transferred assets	Associated liabilities	Transferred assets	Associated liabilities	Net position
	£m	£m	£m	£m	£m
Barclays Bank Group
2025
Recourse to transferred assets only	5,879	(929)	5,935	(933)	5,002
2024
Recourse to transferred assets only	6,575	(1,575)	7,158	(1,579)	5,579
The Barclays Bank Group has an additional £4,213m (2024: £3,770m) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and are available to support future issuances.
Collateral held as security for assets
Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Barclays Bank
Group is allowed to resell or re-pledge the collateral held. Collateralised transactions, such as securities lending and borrowing, repurchase and derivative transactions are conducted in accordance with standard terms which are customary in the market.

Barclays Bank PLC 2025 Annual Report on Form 20-F	272
Notes to the financial statements
Scope of consolidation
The fair value at the balance sheet date of collateral accepted and re-pledged to others was as follows:

	Barclays Bank Group
	2025	2024
	£m	£m
Fair value of securities accepted as collateral	1,511,839	1,317,237
Of which fair value of securities re-pledged/transferred to others	1,389,012	1,193,809

Barclays Bank PLC 2025 Annual Report on Form 20-F	273
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
ventures is set out in Note 33.
Amounts included in the Barclays Bank Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Parent	Fellow subsidiaries	Pension funds	Other related parties
	£m	£m	£m	£m
For the year ended and as at 31 December 2025
Total income	(2,276)	75	4	42
Operating expenses	(105)	(4,794)	—	—
Total assets	1,136	8,497	—	—
Total liabilities	46,360	8,438	140	126
For the year ended and as at 31 December 2024
Total income	(1,994)	172	(1)	54
Operating expenses	(92)	(4,361)	—	—
Total assets	1,338	6,753	—	1,104
Total liabilities	44,678	8,588	176	64
For the year ended and as at 31 December 2023
Total income	(1,712)	164	1	52
Operating expenses	(89)	(4,157)	(1)	—
Total liabilities include derivatives transacted on behalf of the pensions funds of £89m (2024: £100m).
Key Management Personnel
Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays Bank PLC (directly or indirectly) and comprise the Directors and Officers of Barclays
Bank PLC, certain direct reports of the Chief Executive Officer and the heads of major business units and functions.

Barclays Bank PLC 2025 Annual Report on Form 20-F	274
Notes to the financial statements
Other disclosure matters
The Barclays Bank Group provides banking services to Key Management Personnel and persons connected to them.
Transactions during the year and the balances outstanding were as follows:

Banking Services provided
	2025	2024
	£m	£m
Loans outstanding as at 31 December	12.9	10.8
Deposits outstanding as at 31 December	14.8	9.5
Total commitments outstanding
Total commitments outstanding refer to the total of any undrawn amounts on credit card and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2025 were £0.1m (2024:
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
The difference between the values awarded and the recognised income statement charge principally relates to the recognition of costs for deferred awards. Figures are provided for the period that individuals met the definition of Key
Management Personnel.

	2025	2024	2023
	£m	£m	£m
Salaries and other short-term benefits	42.3	42.9	46.1
Pension costs	0.2	0.2	0.2
Other long-term benefits	10.8	10.8	10.8
Share-based payments	26.5	21.9	16.3
Employer social security charges on emoluments	7.9	7.2	8.2
Costs recognised for accounting purposes	87.7	83.0	81.6
Employer social security charges on emoluments	(7.9)	(7.2)	(8.2)
Other long-term benefits – difference between awards granted and costs recognised	7.6	5.3	2.1
Share-based payments – difference between awards granted and costs recognised	6.8	2.6	4.5
Total remuneration awarded	94.2	83.7	80.0
Disclosure required by the Companies Act 2006
The following information regarding the Barclays Bank PLC Board of Directors is presented in accordance with the
Companies Act 2006:

	2025	2024	2023
	£m	£m	£m
Aggregate emoluments[1]	9.1	8.3	7.2
Amounts paid under LTIPs[2]	1.2	—	—
	10.3	8.3	7.2
Notes
1The aggregate emoluments include amounts paid for the 2025 year. In addition, deferred share awards for 2025 with a total value at grant of
£1.3m (2024: £1.8m, 2023: £1.5m) will be made to Directors which will only vest subject to meeting certain conditions.
2The figure above for "Amounts paid under LTIPs" for 2025 relates to tranches of prior year LTIP awards that were released to Directors during the year.
There were no pension contributions paid to defined contribution schemes on behalf of Directors (2024: £nil, 2023: £nil).
There were no notional pension contributions to defined contribution schemes.
As at 31 December 2025, there were no Directors accruing benefits under a defined benefit scheme (2024: nil, 2023: nil).
The aggregate amount of compensation payable to departing officers in respect of loss of office was £15,300 (2024: £7,398,
2023: £30,519).

Barclays Bank PLC 2025 Annual Report on Form 20-F	275
Notes to the financial statements
Other disclosure matters
Of the figures in the table above, the amounts attributable to the highest paid Director in respect of qualifying services are as follows:

	2025	2024	2023
	£m	£m	£m
Aggregate emoluments[1]	4.8	4.3	3.6
Amounts paid under LTIPs	1.2	—	—
	6.0	4.3	3.6
Note
1The aggregate emoluments include amounts paid for the 2025 year. In addition, a deferred share award for 2025 with a value at grant of £0.8m
(2024: £1.1m, 2023: £1m) will be made to the highest paid Director which will only vest subject to meeting certain conditions.
There were no actual pension contributions paid to defined contribution schemes on behalf of the highest paid Director
(2024: £nil, 2023: £nil). There were no notional pension contributions to defined contribution schemes (2024: £nil, 2023:
£nil).
Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in
2025 to persons who served as Directors during the year was £nil (2024: £nil). The total value of guarantees entered into on behalf of Directors during 2025 was £nil (2024: £nil).

Barclays Bank PLC 2025 Annual Report on Form 20-F	276
Notes to the financial statements
Other disclosure matters
37Acquisition and Disposals of subsidiaries
During the year ending 31 December 2025, significant transactions included Barclays Capital Asia Limited (BCAL) being sold by Barclays Bank PLC to its subsidiary Barclays International Holdings Limited for a consideration of £227m.  The sale of the
BCAL shares was at fair value resulting in a £5m gain on sale as well as a derecognition of the cost of investment in Barclays
Bank PLC.
There were no disposals of subsidiaries in 2024.
38Auditor’s remuneration
Auditor’s remuneration is included within consultancy, legal and professional fees in administration and general expenses and comprises:

	2025	2024	2023
	£m	£m	£m
Audit of the Barclays Bank Group's annual accounts	22	23	22
Other services:
Audit of the Barclays Bank PLC subsidiaries[1]	19	19	18
Other audit related fees[2]	12	10	8
Other services	4	5	1
Total Auditor's remuneration	57	57	49
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
Audit scope changes are finalised following the completion of the audit and recognised when agreed. The 2025 audit fee includes £nil (2024: £nil, 2023: £1m) relating to the previous year’s audit.
Under SEC regulations, the remuneration of our auditors is required to be presented as follows: audit fees £45m (2024:
£43m, 2023: £41m), audit-related fees £9m (2024: £5m, 2023: £5m), tax fees £nil (2024: £nil, 2023: £nil), and all other fees
£3m (2024: £1m, 2023: £1m).
39Assets and liabilities included in disposal group classified as held for sale
Accounting for non-current assets held for sale and associated liabilities
The Barclays Bank Group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Non-current assets
(or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than continuing use. In order to be classified as held for sale, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary, and the sale must be highly probable. Non-
current assets (or disposal groups) held for sale are measured at the lower of carrying amount and fair value less cost to sell.
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
The perimeter of the disposal group has been accounted for in line with the requirements of IFRS 5 as at 31 December 2025.
A detailed analysis of the disposal group is presented below.
The 2025 disposal group includes a US Cards portfolio within USCB. Barclays has decided not to compete to become the sole issuer for a co‑branded card portfolio leading to its transfer in H1 2026. The portfolio is expected to be sold at a premium. The extension to the 1 year sale period is aligned to the signed contractual arrangements in place to allow the transition of the portfolio in a controlled and effective manner. The 2024 disposal group includes the US Cards portfolio and the German Consumer Finance Business within Head Office.
The fair value level of the financial instruments included in held for sale along with corresponding fair value hierarchy under
IFRS13 is disclosed on page 228.

Barclays Bank PLC 2025 Annual Report on Form 20-F	277
Notes to the financial statements
Other disclosure matters

Barclays Bank Group	2025	2024
Assets included in disposal groups classified as held for sale	£m	£m
As at 31 December
Loans and advances to customers	5,801	9,544
Intangible assets	11	25
Property, plant and equipment	—	24
Other assets	120	261
Total assets classified as held for sale	5,932	9,854

Liabilities included in disposal groups classified as held for sale
As at 31 December
Deposits from customers	—	3,647
Other liabilities	—	77
Provisions	—	2
Total liabilities classified as held for sale	—	3,726

Net assets classified as held for sale	5,932	6,128

Barclays Bank PLC 2025 Annual Report on Form 20-F	278
Notes to the financial statements
Other disclosure matters
40  Related Undertakings

The Barclays Bank PLC’s corporate structure consists of a number of related undertakings, comprising subsidiary undertakings, joint ventures, associated undertakings and significant holdings. A full list of these related undertakings is set out below, together with the country of incorporation, registered office (or principal place of business) and the identity and percentage of each share class held by Barclays Bank PLC. The information is provided as at 31
December 2025.
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
Notes
A B C D E F G H I J K L M N O P Q R S T U V W X Y Z AA
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
Class C Shares
Class D Shares
Class E Shares
First Class Common Shares, Second Class Common Shares
Redeemable Class A Shares
Not Consolidated
LLC Share
B Shares

Barclays Bank PLC 2025 Annual Report on Form 20-F	279
Notes to the financial statements
Other disclosure matters

Wholly owned subsidiaries	Note
Unless otherwise stated, the undertakings
below are wholly owned and included in the
consolidation and the share capital held by
the Group comprises ordinary and/or
common shares, which are held by
subsidiaries of the Group. Unless otherwise
stated, the Group holds 100% of the nominal
value of each share class.

United Kingdom
1 Churchill Place, London, E14 5HP
Aequor Investments Limited
Ardencroft Investments Limited	A
B D & B Investments Limited
B.P.B. (Holdings) Limited	A
Barclays Aldersgate Investments Limited	A
Barclays Asset Management Limited	A
Barclays Capital Asia Holdings Limited
Barclays Capital Nominees (No.2) Limited
Barclays Capital Nominees (No.3) Limited	A
Barclays Capital Nominees Limited	A
Barclays Capital Securities Client Nominee Limited	A
Barclays Capital Securities Limited	A
Barclays CCP Funding LLP	B
Barclays Direct Investing Nominees Limited
Barclays Directors Limited	A
Barclays Executive Schemes Trustees Limited	A
Barclays Financial Planning Nominee Company Limited
Barclays Gaia Holdings Limited
Barclays Group Holdings Limited	A
Barclays International Holdings Limited	A
Barclays Investment Management Limited	A
Barclays Investment Solutions Limited	A
Barclays Long Island Limited	A
Barclays Nominees (George Yard) Limited	A, Y
Barclays OCIO Services Limited	A
Barclaycard Payments Limited
Barclays Pension Funds Trustees Limited	A
Barclays Private Bank
Barclays Services (Japan) Limited	A
Barclays Shea Limited	A
Barclays Term Funding Limited Liability Partnership	B
Barclays Wealth Nominees Limited	A
Barclayshare Nominees Limited

Wholly owned subsidiaries	Note
Barcosec Limited	A
Barsec Nominees Limited	A
BB Client Nominees Limited	A
Chapelcrest Investments Limited
Cornwall Home Loans Limited	A
Dorset Home Loans Limited	A
Durlacher Nominees Limited	A
Eagle Financial and Leasing Services (UK) Limited	A
Finpart Nominees Limited	A
Foltus Investments Limited	A
Hawkins Funding Limited
Heraldglen Limited	G, L
Isle of Wight Home Loans Limited	A
J.V. Estates Limited	A
Kirsche Investments Limited	A
Long Island Assets Limited
Maloney Investments Limited
Menlo Investments Limited	A
Mercantile Credit Company Limited	A
Mercantile Leasing Company (No.132) Limited	A
MK Opportunities LP	B
Naxos Investments Limited (In Liquidation 14 January 2026)	A
Northwharf Nominees Limited	A
Oak Pension Asset Management Limited	Y
Real Estate Participation Management Limited
Real Estate Participation Services Limited
Relative Value Investments UK Limited Liability Partnership	B
Relative Value Trading Limited
Roder Investments No. 1 Limited	A, G
Roder Investments No. 2 Limited	A, G
RVT CLO Investments LLP	B
Surety Trust Limited	A
Swan Lane Investments Limited
US Real Estate Holdings No.1 Limited
US Real Estate Holdings No.2 Limited
US Real Estate Holdings No.3 Limited
US Real Estate Holdings No.4 Limited	A
US Real Estate Holdings No.5 Limited	A
US Real Estate Holdings No.6 Limited	A
Water Street Investments Limited	Y
Wedd Jefferson (Nominees) Limited	A
Westferry Investments Limited	A
Woolwich Qualifying Employee Share Ownership Trustee Limited	A
Zeban Nominees Limited	A

Wholly owned subsidiaries	Note
C/O Teneo Financial Advisory Limited, 3rd Floor, The Colmore Building, 20 Colmore Circus Queensway, Birmingham, West Midlands, B4 6AT
Barclays Nominees (Branches) Limited (In Liquidation)	A
Leonis Investments LLP (In Liquidation)	B

1-4 , Clyde Place Lane, Glasgow, G5 8DP
R.C. Greig Nominees Limited

9, allée Scheffer, Luxembourg, L-2520
Barclays Blossom Finance Limited Partnership	B, M
Barclays Claudas Investments Partnership	B, M
Barclays Pelleas Investments Limited Partnership	B, M

Argentina
Marval, O'Farrell & Mairal, Av. Leandro N. Alem 882, Buenos Aires, C1001AAQ, Argentina Alem 882, Buenos Aires, C1001AAQ
Compañia Regional del Sur S.A. (In Liquidation)	A

Brazil
Av. Brigadeiro Faria Lima, No.4.440, 12th Floor, Bairro Itaim Bibi, Sao Paulo, CEP, 04538-132, Brazil
Barclays Brasil Assessoria Financeira Ltda	A

Canada
Bay Wellington Tower, Brookfield Place, 47th floor, 181 Bay Street, Toronto, Ontario, M5J 2T3
Barclays Capital Canada Inc.
Barclays Corporation Limited	A

Cayman Islands
PO Box 309, Ugland House, George Town, Grand Cayman, KY1-1104
Alymere Investments Limited	E, F, G
Analytical Trade UK Limited	A
Barclays Capital (Cayman) Limited	A
Barclays Securities Financing Limited	E, F, G
Barclays US Holdings Limited	A, D, G
Braven Investments No.1 Limited
Capton Investments Limited
Claudas Investments Limited	A, G, P, X
Claudas Investments Two Limited

Barclays Bank PLC 2025 Annual Report on Form 20-F	280
Notes to the financial statements
Other disclosure matters

Wholly owned subsidiaries	Note
Gallen Investments Limited
Hornbeam Limited	Y
Mintaka Investments No. 4 Limited
Palomino Limited	A
Pelleas Investments Limited	A
Pippin Island Investments Limited	A
Razzoli Investments Limited	A
RVH Limited	A, D, G

France
34-36 avenue de Friedland, 75008, Paris
Barclays ADF SA	A

Guernsey
P.O. Box 33, Dorey Court, Admiral Park, St. Peter Port, GY1 4AT
Barclays UKRF ICC Limited	Y
Barclays UKRF No.1 IC Limited	Y
Barclays UKRF No.2 IC Ltd	Y

Hong Kong
Level 41, Cheung Kong Center, 2 Queen's Road, Central, N/A, Hong Kong
Barclays Capital Asia Limited	A

India
Nirlon Knowledge Park, Level 9, Block B-6, Off Western Express Highway, Goregaon (East), Mumbai, 400063
Barclays Securities (India) Private Limited
Barclays Wealth Trustees (India) Private Limited
Barclays Investments & Loans (India) Private Limited	G

Ireland
One Molesworth Street, Dublin 2, D02 RF29
Barclays Bank Ireland Public Limited Company	A
Barclays Europe Client Nominees Designated Activity Company
Barclays Europe Firm Nominees Designated Activity Company
Barclays Europe Nominees Designated Activity Company

25-28 North Wall Quay, Dublin1, D01 H104
Erimon Home Loans Ireland Limited	A

70 Sir John Rogerson’s Quay, Dublin 2, D02 R296, Ireland
Barclays Finance Ireland Limited

Wholly owned subsidiaries	Note

Isle of Man
Eagle Court, Circular Road, Douglas, IM1 1AD, Isle of Man
Barclays Nominees (Manx) Limited (In Liquidation)	A
Barclays Private Clients International Limited	A, H, I, Y

c/o Zedra Trust Company (Isle of Man) Limited, 2nd Floor, St Georges Court, Upper Church Street, Douglas, IM1 1EE
Barclays Holdings (Isle of Man) Limited (In Liquidation)	A

Japan
10-1, Roppongi 6-chome, Minato- ku, Tokyo, 106-6131, Japan
Barclays Funds and Advisory Japan Limited
Barclays Securities Japan Limited	G, E

Jersey
28 Esplanade, St Helier, JE2 3QA, Jersey
Barclays Services Jersey Limited (In Liquidation)	A

13 Library Place, St Helier, JE4 8NE
Barclays Nominees (Jersey) Limited	A
Barclaytrust Channel Islands Limited	A

Estera Trust (Jersey) Limited, 13-14 Esplanade, St Helier, JE1 1EE, Jersey
MK Opportunities GP Ltd	A

3rd Floor, 44 Esplanade, St. Helier, JE4 9WG, Jersey
Barclaycard Payment Holdings Limited
Barclaycard Payments Midco Limited

Luxembourg
9, allée Scheffer, Luxembourg, L-2520, Luxembourg
Barclays Bedivere Investments S.à r.l.	G
Barclays Cantal Investments S.à r.l.	R, S
Barclays Capital Luxembourg S.à r.l.
Barclays Treasury Luxembourg S.à r.l.
Barclays Claudas Investments S.à r.l.

Wholly owned subsidiaries	Note
Barclays International Luxembourg Dollar Holdings S.à r.l.
Barclays Lamorak Investments S.à r.l.	Q
Barclays Luxembourg GBP Holdings S.à r.l.	Q
Barclays Luxembourg Global Funding S.à r.l.
Barclays Luxembourg Holdings S.à r.l.
Barclays Luxembourg Holdings SSC	B

68-70 Boulevard de la Petrusse, Luxembourg, L-2320, Luxembourg
Adler Toy Holding S.à r.l.

10 rue du Château d’Eau, Leudelange, Grand Duchy of Luxembourg L-3364
BPM Management GP S.à r.l.	A

Mauritius
c/o Rogers Capital Corporate Services Limited, Level 3, Rogers Capital House, 5 President John Kennedy Street, Port Louis, 11302, Mauritius
Barclays Capital Mauritius Limited (In Liquidation)	A
Barclays Capital Securities Mauritius Limited	A

Fifth Floor, Ebene Esplanade, 24 Bank Street, Cybercity, Ebene, 72201, Mauritius
Barclays Mauritius Overseas Holdings Limited	A

Mexico
Paseo de la Reforma 505, Torre Mayor Floor 41, Colona Cuauhtémoc, 06500, Mexico City, Mexico
Barclays Bank Mexico, S.A.	I, K
Barclays Capital Casa de Bolsa, S.A. de C.V.	I, K
Grupo Financiero Barclays Mexico, S.A. de C.V.	A, I, K

Monaco
31 Avenue de la Costa, Monte Carlo, 98000, Monaco
Barclays Private Asset Management (Monaco) S.A.M

Saudi Arabia

Barclays Bank PLC 2025 Annual Report on Form 20-F	281
Notes to the financial statements
Other disclosure matters

Wholly owned subsidiaries	Note
3rd Floor Al Dahna Center, 114 Al-Ahsa Street, PO Box 1454, Riyadh, 11431, Saudi Arabia
Barclays Saudi Arabia (In Liquidation)	A

Building 4.09- Unit 2- Level 9th, King Abdullah Financial District Riyadh, KSA, Kingdom Abdullah Financial District, Riyadh, Saudi Arabia
Barclays Regional Headquarters Company

Singapore
10 Marina Boulevard, #25-01 Marina Bay Financial Centre, Tower 2, 018983, Singapore
Barclays Merchant Bank (Singapore) Ltd.

Spain
Calle Jose, Abascal 51, Madrid, 28003, Spain
Barclays Tenedora De Inmuebles SL.	A

Switzerland
Chemin de Grange Canal 18-20, PO Box 3941, Geneva, 1211, Switzerland
Barclays Bank (Suisse) SA
BPB Holdings SA	A

Taiwan
19F-1, No. 7, Xinyi Road, Sec. 5, Taipei, 11049, Taiwan (Province of China)
Barclays Securities Taiwan Limited	A

Turkey
13th floor, Kanyon Office Block, Büyükdere Caddesi, Levent, Istanbul, 34394, Turkey
Barclays Menkul Değerler Anonim Şirketi

United States
745 Seventh Avenue, New York, Ny 10019, United States
Alynore Investments Limited Partnership	B

Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808, United States
Analytical Trade Holdings LLC
Barclays Asset Backed Depositor LLC	C
Barclays Bank Delaware	D, G

Wholly owned subsidiaries	Note
Barclays Capital Derivatives Funding LLC	C
Barclays Capital Equities Trading GP	B
Barclays Capital Holdings Inc.	E, F, G
Barclays Capital Real Estate Finance Inc.
Barclays Capital Real Estate Holdings Inc.
Barclays Capital Real Estate Inc.
Barclays Commercial Mortgage Securities LLC	C
Barclays Dryrock Funding LLC	C
Barclays Financial LLC	C
Barclays Group US Inc.	E, G
Barclays Lifestyles LLC	C
Barclays Nest LLC	C
Barclays Oversight Management Inc.
Barclays Receivables LLC	C
Barclays Services Corporation
Barclays Services, LLC	C
Barclays STBT Inc.
Barclays US CCP Funding LLC	C
Barclays US LLC	C
Barclays US Investments Inc.
BCAP LLC	C
Gracechurch Services Corporation
Lagalla Investments LLC
Marbury Holdings LLC
Preferred Liquidity, LLC	H
Procella Investments No.2 LLC	Z
Procella Investments No.3 LLC	Z
Relative Value Holdings, LLC
Surrey Funding Corporation
Sussex Purchasing Corporation
Sutton Funding LLC	C
US Secured Investments LLC	O
Verain Investments LLC	C
Wilmington Riverfront LLC	C

100 Bank Street, Suite 630, Burlington, Vermont 05401
Barclays Insurance U.S. Inc.

Corporation Service Company, 80 State Street, Albany, NY, 12207-2543
Barclays Equity Holdings Inc.

Corporation Service Company, Goodwin Square, 225 Asylum Street, 20th Floor, Hartford, CT 06103, United States
Barclays Capital Inc.

Wholly owned subsidiaries	Note
Corporation Service Company, 2626, Glenwood Ave, Suite 550, Raleigh, NC, 27608
Barclays US GPF Inc.
Equifirst Corporation (In Liquidation, dissolved with State of North Carolina)

Rodney Square North, 1100, North Market Street, Wilmington, Delaware, 19890, United States
Barclays Dryrock Issuance Trust

Barclays Bank PLC 2025 Annual Report on Form 20-F	282
Notes to the financial statements
Other disclosure matters

Wholly owned subsidiaries	Note

Unless otherwise stated, the undertakings
below are included in the consolidation and
the share capital held by Barclays Bank PLC
comprises ordinary and/or common shares,
which are held by subsidiaries of Barclays
Bank PLC. The percentage of the nominal
value of each share class held by Barclays
Bank PLC is provided below.

Other Related Undertakings	%	Note
United Kingdom
1 Churchill Place, London, E14 5HP

Barclays Secured Funding (LM) Limited	20.00	A
Barclays Secured Notes Finance LLP	20.00	A

50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ
Equistone Founder Partner III L.P.	20.00	A,B, Y

Enigma, Wavendon Business Park Milton Keynes, MK178LX
Intelligent Processing Solutions Limited	19.50	Y

Korea, Republic of
18th Floor, Daishin Finance Center, 343, Samil-daero, Jung-gu, Seoul, 04538, South Korea
Woori BC Pegasus Securitization Specialty Co. Ltd	70.00	W

Luxembourg
9, allée Scheffer, Luxembourg, L-2520,
Barclays Alzin Investments S.à r.l.	100.00	R,S, U
Barclays Bordang Investments S.à r.l.	100.00	R, S

Netherlands
Winschoterdiep, 70, Groningen, 9723AB, Groningen,
Cube Solidus B.V.	68.83	AA

Barclays Bank PLC 2025 Annual Report on Form 20-F	283
Notes to the financial statements
Other disclosure matters
41  Barclays Bank PLC (the Parent company)

Income Statement
Barclays Bank PLC
	2025	2024	2023
For the year ended 31 December	£m	£m	£m
Interest and similar income	23,585	25,624	24,474
Interest and similar expense	(20,493)	(23,492)	(21,990)
Net interest income	3,092	2,132	2,484
Fee and commission income	3,280	3,220	3,006
Fee and commission expense	(886)	(923)	(1,149)
Net fee and commission income	2,394	2,297	1,857
Other income	6,398	6,233	4,908
Total income	11,884	10,662	9,249
Staff costs	(2,101)	(2,027)	(1,918)
Infrastructure costs	(87)	(67)	(246)
Administration and general expenses	(3,926)	(3,648)	(3,664)
UK regulatory levies	(228)	(242)	(149)
Litigation and conduct	(246)	(156)	(30)
Operating expenses	(6,588)	(6,140)	(6,007)
Impairment of investments in subsidiaries	(90)	811	(166)
Profit on disposal of subsidiaries, associates and joint ventures	6	48	(1)
Profit before impairment	5,212	5,381	3,075
Credit impairment charges	(330)	(216)	(98)
Profit before tax	4,882	5,165	2,977
Taxation	(392)	(200)	(111)
Profit after tax	4,490	4,965	2,866

Attributable to:
Equity holders of the parent	3,321	3,740	1,619
Other equity instrument holders	1,169	1,225	1,247
Total equity holders of the parent	4,490	4,965	2,866
Profit after tax	4,490	4,965	2,866
The Parent company financials on pages 182 to 185 form part of this note.

Barclays Bank PLC 2025 Annual Report on Form 20-F	284
Notes to the financial statements
Other disclosure matters
Barclays Bank PLC (the Parent company)

Statement of comprehensive income
	2025	2024	2023
For the year ended 31 December	£m	£m	£m
Profit after tax	4,490	4,965	2,866
Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences[a]	(794)	148	(572)
Fair value through other comprehensive income reserve movement relating to debt securities
Net gains/(losses) from changes in fair value	687	(841)	1,140
Net losses/(gains) transferred to net profit on disposal	202	(134)	(102)
Net (gains)/losses relating to (release of) impairment	(3)	1	(2)
Net gains/(losses) due to fair value hedging	25	331	(850)
Tax	(254)	180	(54)
Cash flow hedging reserve
Net gains/(losses) from changes in fair value	2,633	(1,285)	2,443
Net (losses)/gains transferred to net profit	(537)	1,807	1,006
Tax	(587)	(146)	(966)
Other comprehensive income/(loss) that may be recycled to profit or loss	1,372	61	2,043

Other comprehensive (loss)/income not recycled to profit or loss:
Retirement benefit remeasurements	(15)	(420)	(1,175)
Own credit	97	(1,084)	(975)
Tax	(33)	428	608
Other comprehensive (loss)/income not recycled to profit or loss	49	(1,076)	(1,542)

Other comprehensive income/(loss) for the year	1,421	(1,015)	501

Total comprehensive income/(loss) for the year	5,911	3,950	3,367

Attributable to:
Equity holders of the parent	5,911	3,950	3,367
Total comprehensive income/(loss) for the year	5,911	3,950	3,367
Dividends paid to the Parent company totalled £1,667m (2024: £1,803m, 2023: £529m).
Note
aThere was no CTR recycling events during 2025, 2024 & 2023.
.

Barclays Bank PLC 2025 Annual Report on Form 20-F	285
Additional unaudited information
Additional shareholder information
Articles of Association
Barclays Bank PLC (the “Company”) is a public limited company registered in England and Wales under company number 1026167
(formerly called Barclays Bank International Limited, a company incorporated under the name The Colonial Bank by the Colonial Bank
Act 1925 and which changed its name on 15 September 1925 to Barclays Bank (Dominion, Colonial and Overseas) and further changed its name on 22 September 1954 to Barclays Bank D.C.O. and on 1 October 1971 to Barclays Bank International Limited) was
incorporated under the Companies Acts 1948 to 1967 as a limited company on 4 October 1971 and changed its name on 1 January
1985 to Barclays Bank PLC. The objects of the Company are unrestricted.
The Articles of Association were adopted by Special Resolution at the Company's Annual General Meeting on 12 June 2024, in
substitution for and to the exclusion of Articles adopted on 8 June 2021.
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
(viii)A Director may appoint either another Director or some other person approved by the Board to act as his/her alternate with power to attend Board meetings and generally to exercise the functions of the appointing Director in his/her absence (other than the power to appoint an alternate of his/her appointor).
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
(xi)A Director may not vote or count towards the quorum on any resolution concerning any proposal in which he/she (or any person connected with him/her) has a material interest (other than by virtue of his/her interest in securities of the Company) or if he/
she has a duty which conflicts or may conflict with the interests of the Company, unless the resolution relates to any proposal:
(a)to indemnify a Director or provide him/her with a guarantee or security in respect of money lent by him/her to, or any obligation incurred by him/her or any other person for the benefit of (or at the request of), the Company (or any other member of the group);
(b)to indemnify or give security or a guarantee to a third party in respect of a debt or obligation of the Company (or any other member of the group) for which the Director has personally assumed responsibility, in whole or in part;
(c)to obtain insurance for the benefit of Directors;
(d)involving the acquisition by a Director of any securities of the Company (or any other member of the group) pursuant to an offer to existing holders of securities or to the public;
(e)concerning any other company in which the Director is interested as an officer or creditor or shareholder but, broadly, only if he/she (together with his/her connected persons) is directly or indirectly interested in less than 1% of either any class of the issued equity share capital or of the voting rights of that company; and

Barclays Bank PLC 2025 Annual Report on Form 20-F	286
Additional unaudited information
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
The Company also has a lien over all partly paid shares of the Company for all monies payable or called on that share and over the debts and liabilities of a member to the Company. If any monies which are the subject of the lien remain unpaid after a notice from the
Board demanding payment, the Company may sell such shares.

Barclays Bank PLC 2025 Annual Report on Form 20-F	287
Additional unaudited information
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
to hold or (when entitled to do so) vote the ordinary shares.
Special rights
There are no persons holding securities that carry special rights with regard to the control of the company.

Barclays Bank PLC 2025 Annual Report on Form 20-F	288
Additional unaudited information
Taxation of UK holders
The following is a summary of certain UK tax issues which are likely to be material to the holding and disposal of Preference Shares of
Barclays Bank PLC or ADSs representing such Preference Shares (the "Shares").
It is based on the current laws of England and Wales, UK tax law and the practice of His Majesty’s Revenue and Customs ("HMRC"), each of which may be subject to change, possibly with retrospective effect and in particular it does not contemplate any changes in law announced, but not yet enacted, as part of the UK government's Autumn Budget on 26 November 2025 (the "Budget"). It is a general guide for information purposes and should be treated with appropriate caution. It is not intended as tax advice and it does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser, holder or disposer of Shares. In particular, save where expressly stated to the contrary, this summary deals with shareholders who are resident and, in the case of individuals, domiciled in (and only in) the UK for UK tax purposes, who hold their Shares as investments (other than under an individual savings account) and who are the absolute beneficial owners of their Shares and any dividends paid on them.
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
For the tax year from 6 April 2025 to 5 April 2026 (inclusive), a nil rate of UK income tax applies to the first £500 of Total Dividend
Income received by an individual shareholder in that tax year (the "Nil Rate Amount"). For the 2024-2025 tax year, the Nil Rate Amount was £500. For the 2023-2024 tax year, the Nil Rate Amount was £1,000. For the 2018-2019, 2019-2020, 2020-2021, 2021-2022 and
2022-2023 tax years, the Nil Rate Amount was £2,000.
Where the Total Dividend Income received by an individual shareholder in a tax year exceeds the relevant Nil Rate Amount for that tax year, the excess amount (the "Remaining Dividend Income") will, at the date hereof, be subject to UK income tax at the following current rates for the tax year from 6 April 2025 to 5 April 2026:
(a)        at the rate of 8.75% on any portion of the Remaining Dividend Income that falls within the basic tax band;
(b)        at the rate of 33.75% on any portion of the Remaining Dividend Income that falls within the higher tax band; and
(c)        at the rate of 39.35% on any portion of the Remaining Dividend Income that falls within the additional tax band.
The tax rates for the Remaining Dividend Income that falls within the basic tax band and the higher tax band have been provisionally increased by 2% for the tax year from 6 April 2026 to 5 April 2027 to 10.75% and 35.75% respectively pursuant to a series of parliamentary resolutions that give provisional statutory effect to certain aspects of the UK government's Autumn Budget on 26
November 2025. It is expected these increases will be given permanent statutory effect following the enactment of the Finance (No. 2)
Bill 2024-26.
In determining the tax band the Remaining Dividend Income falls within for a tax year, the individual shareholder’s Total Dividend
Income for the tax year in question (including the portion comprising the Nil Rate Amount) will be treated as the top slice of the shareholder’s total income for UK income tax purposes.
Subject to special rules for small companies, UK resident shareholders within the charge to UK corporation tax will not generally be subject to UK corporation tax on the dividends paid on the Shares, provided the dividend falls within an exempt class and certain conditions are met.

Barclays Bank PLC 2025 Annual Report on Form 20-F	289
Additional unaudited information
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
are subject to change, possibly on a retroactive basis. This discussion is based in part upon the representations of the ADR Depositary and the assumption that each obligation of the Deposit Agreement and any related agreement will be performed in accordance with its terms.

Barclays Bank PLC 2025 Annual Report on Form 20-F	290
Additional unaudited information
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
Dividends paid by Barclays Bank PLC to an individual with respect to the Shares will generally be subject to taxation at a preferential rate if the dividends are "qualified dividend income". Subject to certain exceptions for short-term positions, dividends paid on the
Shares will be treated as qualified dividend income if (i) the Shares are readily tradable on an established securities market in the United
States or Barclays Bank PLC is eligible for the benefits of a comprehensive tax treaty with the United States that the US Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program, and (ii) Barclays Bank
PLC was not a PFIC (as defined below) in the year of the distribution or the immediately preceding taxable year. The US Treasury has determined that the Treaty meets the requirements for reduced rates of taxation, and Barclays Bank PLC believes that it is eligible for the benefits of the Treaty. Based on its audited financial statements and relevant market and shareholder data, Barclays Bank PLC believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2024 or 2025 taxable years. In addition, based on its audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Barclays Bank PLC does not anticipate becoming a PFIC for its current taxable year or in the foreseeable future.
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
Taxation of passive foreign investment companies (PFICs)
Based on its audited financial statements and relevant market and shareholder data, Barclays Bank PLC believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2024 or 2025 taxable years.  In addition, based on its audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Barclays Bank PLC does not anticipate becoming a PFIC for its current taxable year or in the foreseeable future. This conclusion is a factual determination that is made annually and thus may be subject to change. In general, Barclays Bank
PLC will be a PFIC with respect to a US Holder if, for any taxable year in which a US Holder holds the Shares, either (i) at least 75% of the gross income of Barclays Bank PLC for the taxable year is passive income, or (ii) at least 50% of the value, generally determined on the basis of a quarterly average, of Barclays Bank PLC’s assets is attributable to assets that produce or are held for the production of passive income (including cash). With certain exceptions, a US Holder’s Shares will be treated as stock of a PFIC if Barclays Bank PLC was a PFIC at any time during such holder’s holding period in its Shares.

Barclays Bank PLC 2025 Annual Report on Form 20-F	291
Additional unaudited information
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
The Barclays Group has registered with the Internal Revenue Service ("IRS") for FATCA. The Global Intermediary Identification Number
(GIIN) for Barclays Bank plc in the United Kingdom is E1QAZN.00001.ME.826 and it is a Reporting Model 1 FFI. The GIINs for other parts of the Barclays Group or Barclays branches outside of the UK may be obtained from your usual Barclays contact on request. The
IRS list of registered Foreign Financial Institutions is publicly available on the IRS website.

Barclays Bank PLC 2025 Annual Report on Form 20-F	292
Additional unaudited information
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
Disclosure controls and procedures
The Chief Executive, C.S. Venkatakrishnan, and the Interim Chief Financial Officer, Anna Cross, conducted with Barclays Bank Group
Management an evaluation of the effectiveness of the design and operation of the Barclays Bank Group’s disclosure controls and procedures of Barclays Bank PLC as at 31 December 2025, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive Officer and Interim Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
Section 13(r) to the US Securities Exchange Act of 1934 (Iran sanctions and related disclosure)
Section 13(r) of the U.S. Securities Exchange Act of 1934 as amended (the “Exchange Act”) requires each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The requirement includes disclosure of activities not prohibited by U.S. or other law, even if conducted outside the U.S. by non-U.S. companies or affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act, we note the following in relation to activity that occurred in
2025, the reporting period covered by this annual report. For completeness, we also include activity that we became aware of in 2025, even if such activity occurred prior to the reporting period. Except as noted below, Barclays intends to continue the activities described.
Barclays does not allocate profits at the level of these activities, which in any event would not be significant, and we therefore report only gross revenue where measurable. Barclays attributed revenue of approximately GBP 7,515.00 in relation to the activities disclosed below.
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
Barclays is not able to exit its obligations under the above guarantees unilaterally, and thus it maintains a limited legacy portfolio of these guarantees, which complied with applicable laws and regulations at the time they were entered into. Barclays intends to terminate the guarantees where an agreement can be reached with the counterparty, in accordance with applicable laws and regulations. Barclays attributed no revenue in 2025 in relation to the Iranian guarantees and revenue of approximately GBP 7,405 in relation to the WMDPSR guarantees prior to the lifting of sanctions against the Syrian bank.
Lease Payments
Barclays is party to a long-term lease, entered in 1979, with the National Iranian Oil Company (“NIOC”), pursuant to which Barclays rents part of NIOC House in London. The lease is for 60 years, contains no early termination clause, and has 14 years remaining.
Barclays makes lease payments in GBP to the bank account of a solicitor that represents an entity owned by the Government of Iran.

Barclays Bank PLC 2025 Annual Report on Form 20-F	293
Additional unaudited information
The payments are made in accordance with applicable laws and regulations. Barclays attributed no revenue in 2025 in relation to this activity.
Local Clearing Systems
Banks based in the United Arab Emirates (“UAE”), including certain Iranian banks designated pursuant to the Global Terrorism
Sanctions Regulations (“GTSR”) and/or Government of Iran-owned banks, participate in the various banking payment and settlement systems used in the UAE (the “UAE Clearing Systems”). Barclays, by virtue of its banking activities in the UAE, participates in the UAE
Clearing Systems, in accordance with applicable laws and regulations. To mitigate the risk of engaging in transactions in which participant Iranian SDN and/or Government of Iran-owned banks may be involved, Barclays has implemented restrictions relating to its involvement in the UAE Clearing Systems. Barclays attributed no revenue in 2025 in relation to this activity.
Other Activity
In 2025, Barclays processed payments to the embassy of the Government of Iran in the UK in relation to persons paying fees for renewing or replacing passports, visa applications, and other administrative matters. The payments were processed in accordance with applicable laws and regulations. Barclays attributed no revenue in 2025 in relation to this activity.
Barclays holds accounts for several UK-resident individuals employed by a UK-based SDN entity that is ultimately owned by the
Government of Iran. Payments are received in GBP from UK-based payment services companies and are credited to the customers’
accounts with Barclays. The payments are processed in accordance with applicable laws and regulations. No payments are received directly from any entity owned by the Government of Iran or any SDN. Barclays attributed no revenue in 2025 in relation to this activity.
In 2025, on behalf of certain customers in the UK, Barclays processed indirect payments from various UK-based offices of Iranian SDNs,
Government of Iran-owned entities, and SDNs designated pursuant to the GTSR (the “entities”). The payments were for general business expenses, including rent, salary payments, tax payments, office maintenance, utility payments, and business travel expenses.
A UK accounting firm remitted the payments on behalf of the entities, and all the payments were processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 25 in 2025 in relation to this activity.
Barclays maintains a customer relationship with a UK-incorporated charity that works in the areas of blood cancer and stem cell transplantation. In 2025, Barclays processed one payment, on behalf of our customer, where the ultimate beneficiary of the payment was a medical organization affiliated with the Government of Iran. The payment was for the procurement of a blood sample from an individual in Iran who is a potential donor. The payment was processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 10 in 2025 in relation to this activity.
In 2025, the UK Government expanded their “Legal Services” General Licence to allow the payment of fees for legal services provided to entities designated under the Iran (Sanctions) (Nuclear) (EU Exit) Regulations, and the Iran (Sanctions) (EU Exit) Regulations 2023.
Several Barclays customers relied upon this General Licence for the receipt of fees due in relation to legal services given to Government of Iran-owned entities. All related payments being processed under this General Licence were done in accordance with applicable laws and regulations, including with the General Licence itself. Barclays attributed GBP 45 revenue in 2025 in relation to this activity.
Barclays acted as a correspondent bank for a payment in 2025, which was remitted from a private Indian Commercial entity to a UK-
based patent and trademark agent. The payment was settling an invoice for services and fees provided by the UK agent to the Indian
Company in connection with applying for a trademark with the Iranian trademark office. The payment did not involve a customer of
Barclays, was not to or from any individual or entity owned by the Government of Iran or any SDN, and was processed in accordance with applicable laws and regulations. Barclays attributed GBP 15 of revenue in 2025 in relation to this payment.
Barclays maintains a customer relationship with His Majesty's Revenue & Customs, a UK Government agency, which receives funds from financial institutions, some of which are entities designated pursuant to the GTSR, and/or ultimately owned by the Government of Iran, in relation to the settlement of tax liabilities with the UK Government. The payments were processed in accordance with applicable laws and regulations. Barclays attributed revenue of approximately GBP 15 in 2025 in relation to this activity.
Frozen Accounts
Barclays, and several Barclays customers, continue to hold funds belonging to various SDNs and Government of Iran-owned entities in internal blocked and sundry accounts, some of which are interest bearing. These accounts are held in accordance with applicable laws and regulations. Barclays attributed no revenue in 2025 in relation to this activity.

Barclays Bank PLC 2025 Annual Report on Form 20-F	294
Additional unaudited information
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
its disclosure controls and procedures, and imposes restrictions on trading in its own securities for its own account when it has undisclosed inside information. The Barclays Group also generally refrains from trading in its own securities for its own account during its regular closed periods.

Barclays Bank PLC 2025 Annual Report on Form 20-F	295
Additional unaudited information
Income statement commentary
Consolidated income statement commentary
The Barclays Bank Group’s profit before tax increased 25% to £5,943m mainly driven by strong growth in Global Markets within IB.
The Barclays Bank Group maintains a diverse income profile across businesses and geographies. The appreciation of average
GBP against USD negatively impacted income and profits, and positively impacted credit impairment charges and total operating expenses.
Refer to Note 2 Segmental Reporting for the Barclays Bank Group results by reporting segments.
2025 compared to 2024
•Total income increased 10% to £20,927m (FY24: £19,037m)
–IB income increased 9% to £13,330m (FY24: £12,192m), primarily driven by strong growth in Global
Markets across both FICC and Equities, reflecting continued support provided to clients, and was additionally supported by higher income in the International Corporate Bank. This was partially offset by a decrease in Banking fees and underwriting income primarily from a strong prior year comparator in Equity
Capital Markets, which included fees booked on a large UK rights issue in Q224. The overall increase includes FX adversity
–USCB income increased 11% to £3,708m (FY24: £3,351m), driven by organic business growth, the acquisition of the GM portfolio, increased purchase activity, and a c.£40m one-off benefit related to partner rewards in Q425. NII increased 6% to £2,849m, including business growth and repricing initiatives. Net fee, commission and other income increased 29% to £859m driven by purchases and fee growth
–UKCB income increased 14% to £2,125m (FY24: £1,856m). NII increased 21% to £1,532m, driven by higher average deposit and lending balances, and higher structural hedge income. Net fee, commission, trading and other income was stable at £593m
–PBWM income increased 6% to £1,418m (FY24: £1,341m), driven by growth in deposit, invested asset and loan balances from net new inflows and market movements
–Head Office income increased 16% to £346m (FY24: £297m income), mainly driven by the non-recurrence of the prior year loss on sale of the performing Italian retail mortgage portfolio, partially offset by the impact of the disposal of the German consumer finance business in Q125 and a fair value write-down of a legacy portfolio
•Total operating expenses increased 3% to £13,105m (FY24: £12,673m), primarily reflecting investment spend, business growth and inflation, partially offset by efficiency savings and favourable FX movements. Litigation and conduct charges of £284m were mainly related to a charge for motor finance redress in Q325
•Credit impairment charges were £1,866m (FY24: £1,617m), primarily driven by the impact from the acquisition of GM portfolio, an IB single name charge and elevated US macroeconomic uncertainty. US cards 30 and 90 day arrears rates1 were 3.0% (Q424: 3.0%) and 1.6% (Q424: 1.6%) respectively. The USCB total coverage ratio decreased to 11.1%
(December 2024: 11.4%) due to the acquisition of the GM portfolio
•The effective tax rate (ETR) was 21.6% (FY24: 21%). The 2025 ETR includes tax relief on payments made under
Additional Tier 1 (AT1) instruments and on holdings of inflation-linked government bonds.
Notes
1 Including a co-branded cards portfolio classified as assets held for sale
Please refer to "Income Statement commentary" in the "Additional information" section of the 2024 Annual Report on Form
20-F for a comparative discussion of 2024 financial results compared to 2023.

Barclays Bank PLC 2025 Annual Report on Form 20-F	296
Additional unaudited information
Balance sheet commentary
Consolidated balance sheet commentary
2025 compared to 2024
Total assets
Total assets increased by £26.9bn to £1,245.5bn.
Cash and balances at central banks increased £28.2bn to £208.5bn primarily driven by a higher liquidity pool, funded by increased wholesale funding and deposit growth across businesses.
Loans and advances at amortised cost to banks and customers increased £6.0bn to £150.8bn reflecting the strategic focus to grow customer lending in UKCB.
Reverse repurchase agreements and other similar secured lending at amortised cost increased £14.3bn to £17.7bn due to growth in secured financing balances.
Trading portfolio assets increased £23.5bn to £189.7bn driven by increased trading activity to facilitate client demand in Global
Markets, partially offset by the strengthening of spot GBP against USD.
Financial assets at fair value through the income statement decreased £6.8bn to £185.0bn as underlying growth in financing balances were more than offset by increased netting opportunities and the strengthening of spot GBP against USD.
Derivative financial instrument assets decreased £40.2bn to £252.2bn primarily driven by a reduction in mark-to-market on FX derivatives and strengthening of spot GBP against USD, partially offset by an increase in equity derivatives.
Total liabilities
Total liabilities increased £23.9bn to £1,183.2bn.
Deposits at amortised cost to banks and customers increased £25.4bn to £344.8bn driven by growth in deposits across International
Corporate Bank, treasury and UKCB, partially offset by the strengthening of spot GBP against USD.
Financial liabilities designated at fair value increased £13.8bn to £293.5bn driven by increase in client activity and growth in financing balances partially offset by increased netting opportunities and the strengthening of spot GBP against USD.
Derivative financial instruments decreased £38.6bn to £240.8bn primarily driven by a reduction in mark-to-market on FX derivatives and strengthening of spot GBP against USD, partially offset by an increase in equity derivatives.
Total shareholders’ equity
Total shareholders’ equity increased £3.1bn to £62.3bn.
Retained earnings increased £1.1bn to £49.7bn, mainly due to profits of £3.9bn, offset by dividends of £2.6bn and preference share redemptions of £0.3bn.
Other equity instruments increased £0.8bn to £10.4bn. In 2025, there were three issuances of AT1 instruments, in the form of Fixed
Rate Resetting Perpetual Subordinated Contingent Convertible Securities, for £2.8bn, offset by three redemptions totalling £1.9bn. AT1 securities are perpetual subordinated contingent convertible securities structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date.
Other reserves increased by £1.1bn over the year, resulting in a closing balance of a £0.2bn loss. This change was mainly due to a
£1.5bn gain in the cash flow hedging reserve driven by fair value gains on interest rate swaps from a decrease in GBP and USD forward curves, and transferred losses from de-designated hedges. Further significant changes within other reserves included a £0.7bn gain in the fair value through other comprehensive income (FVOCI) reserve, which reduced the loss to £1.0bn. This gain was mainly due to a decrease in the USD rates curve and a tightening of Euro asset swap spreads. These gains were partially offset by a £1.2bn loss in the currency translation reserve, resulting in a closing accumulated gain of £2.5bn, reflecting movements in US interest rates.

Barclays Bank PLC 2025 Annual Report on Form 20-F	297
Additional unaudited information
Additional financial disclosure
Deposits
Average deposits at amortised cost, average interest rate paid - split by type and UK vs Non-UK
The following tables present average deposits at amortised cost and their associated interest expense by deposit type split into UK & Non-UK. For the year ended
31 December 2025 the region has been updated to reflect the location of the office in which the deposits are recorded. For the year ended 31 December 2024 and
2023 the region is based on the customer location.

Barclays Bank Group	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2025	£m	£m	%
UK
Non- interest bearing current and demand account	23,244		—
Interest bearing current and demand account	71,950	1,300	1.8
Savings and time deposits[1]	108,567	3,805	3.5
Total UK	203,761	5,105	2.5

Non-UK
Non- interest bearing current and demand account	9,942		—
Interest bearing current and demand account	32,112	860	2.7
Savings and time deposits[1,2]	88,635	2,758	3.1
Total Non-UK	130,689	3,618	2.8
Total Deposits at amortised cost	334,450	8,723	2.6

Barclays Bank Group	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2024	£m	£m	%
UK
Non- interest bearing current and demand account	24,753	—	—
Interest bearing current and demand account	63,925	1,123	1.8
Savings and time deposits[1]	69,626	3,147	4.5
Total UK	158,304	4,270	2.7

Non-UK
Non- interest bearing current and demand account	9,559	—	—
Interest bearing current and demand account	32,875	913	2.8
Savings and time deposits[1,2]	122,800	5,330	4.3
Total Non-UK	165,234	6,243	3.8
Total Deposits at amortised cost	323,538	10,513	3.2

Barclays Bank Group	Average deposits at amortised cost	Interest expense	Average interest rate
For the year ended 31 December 2023	£m	£m	%
UK
Non- interest bearing current account and demand account	34,895	—	—
Interest bearing current and demand account	39,428	437	1.1
Savings and time deposits[1]	82,358	3,447	4.2
Total UK	156,681	3,884	2.5

Non-UK
Non- interest bearing current and demand account	15,605	—	—
Interest bearing current and demand account	14,893	85	0.6
Savings and time deposits[1]	120,345	4,772	4.0
Total Non-UK	150,843	4,857	3.2
Total Deposits at amortised cost	307,524	8,741	2.8
Notes
1  For information on term deposits please refer to the Barclays Bank Annual Report contractual maturity of financial assets and liabilities note.
2. Average deposits includes held for sale balances generating interest expense.
As at 31 December 2025, deposits at amortised cost in offices in the United Kingdom received from non-residents amounted to
£45,686m (2024: £42,280m).

Barclays Bank PLC 2025 Annual Report on Form 20-F	298
Additional unaudited information
Additional financial disclosure
Uninsured other time deposits
Uninsured deposits are presented on an approximate basis based on Barclays Bank Group’s deposits less those eligible for the deposit insurance schemes. The maturity for uninsured deposits is based on the residual maturity.

Barclays Bank Group	2025	2024
	£m	£m
3 months or less	85,996	82,001
3 to 6 months	30,639	25,521
6 to 12 months	18,057	12,019
12 months and over	3,075	4,171
Total	137,767	123,712
As at 31 December 2025, £278m (2024: £433m) of U.S. time deposits were in excess of the Federal Deposit Insurance Corporation insurance limit.
Of the total deposits at amortised cost, there are uninsured deposits of £269,615m (2024: £248,543m) which are not insured through the UK Financial Services Compensation Scheme (FSCS) or other similar deposits schemes.
Contractual obligations
Contractual obligations include debt securities and purchase obligations.

Contractual obligations
	Payments due by period

	Less than one year	Between one to three years	Between three to five years	After five years	Total
Barclays Bank Group	£m	£m	£m	£m	£m
As at 31 December 2025
Long-term debt[1]	51,838	14,970	11,783	41,244	119,835
Purchase obligations	214	244	60	6	524
Total	52,052	15,214	11,843	41,250	120,359

As at 31 December 2024
Long-term debt[1]	28,768	12,700	9,594	43,636	94,698
Purchase obligations	204	178	88	25	495
Total	28,972	12,878	9,682	43,661	95,193
Note
          1. Long-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.
Net cash flows from derivatives used to hedge long-term debt amount to £(1.4)bn (2024: £(2.0)bn).
Further information on the contractual maturity of the Group’s assets, liabilities (including lease liabilities), and contingent liabilities and commitments is provided in the Liquidity Risk section.

Barclays Bank PLC 2025 Annual Report on Form 20-F	299
Additional unaudited information
Additional financial disclosure

Contractual obligations
	Payments due by period

	Less than one year	Between one to three years	Between three to five years	After five years	Total
Barclays Bank PLC	£m	£m	£m	£m	£m
As at 31 December 2025
Long-term debt[1]	33,840	13,019	11,425	36,534	94,818
Purchase obligations	29	26	—	—	55
Total	33,869	13,045	11,425	36,534	94,873

As at 31 December 2024
Long-term debt[1]	9,321	11,746	8,720	38,779	68,566
Purchase obligations	30	19	—	—	49
Total	9,351	11,765	8,720	38,779	68,615
Note
1  Long-term debt has been prepared to reflect cash flows on an undiscounted basis, which includes interest payments.
Net cash flows from derivatives used to hedge long-term debt amount to £(1.4)bn (2024: £(2.1)bn).
Further information on the contractual maturity of the Group’s assets, liabilities (including lease liabilities), and contingent liabilities and commitments is provided in the Liquidity Risk section.
Securities
Investment securities include debt securities reported at amortised cost and financial assets at fair value through other comprehensive income.
Investment in debt securities principally include government securities held as part of the liquidity risk management within the
Treasury and Capital Risk framework. In addition, the Group holds as investments in corporate securities.
The weighted average yield for each maturity range is determined by dividing the annualized interest income for the year ended
December 31, 2025, by the book value of debt securities as of that date.

Maturities and yield of investment debt securities

Barclays Bank Group	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
As at 31 December 2025	£m	%	£m	%	£m	%	£m	%	£m	%
Debt securities at amortised cost	10,147	4.0%	28,427	3.6%	3,158	4.6%	13,421	3.6%	55,153	3.7%
Financial assets at fair value through other comprehensive income	2,998	2.1%	14,460	3.0%	15,763	3.2%	7,230	2.9%	40,451	3.0%
Total book Value	13,145		42,887		18,921		20,651		95,604
The above table is only for debt securities held at the reporting date and does not include associated hedges.

Barclays Bank PLC 2025 Annual Report on Form 20-F	300
Additional unaudited information
Additional financial disclosure
Average balance sheet
Average balances are based upon monthly averages. UK and Non-UK is based on the location of the office where the transactions are recorded

Assets		2025
Barclays Bank Group		Average balance	Net interest[1]	Rate
		£m	£m	%
Cash and balances at central banks	UK	77,384	2,706	3.5
Cash and balances at central banks	Non-UK	125,164	5,053	4.0
Cash and balances at central banks	Total	202,548	7,759	3.8
Loans and advances at amortised cost	UK	74,352	3,273	4.4
Loans and advances at amortised cost	Non-UK	82,250	6,051	7.4
Loans and advances at amortised cost[2,5,6]	Total	156,602	9,324	6.0
Debt securities at amortised cost	UK	40,026	1,293	3.2
Debt securities at amortised cost	Non-UK	14,554	660	4.5
Debt securities at amortised cost	Total	54,580	1,953	3.6
Cash collateral	UK	48,374	1,527	3.2
Cash collateral	Non-UK	25,698	322	1.3
Cash collateral	Total	74,072	1,849	2.5
Reverse repurchase agreements	UK	5,234	170	3.2
Reverse repurchase agreements	Non-UK	993	7	0.7
Reverse repurchase agreements	Total	6,227	177	2.8
Fair value through other comprehensive income	UK	42,253	1,679	4.0
Fair value through other comprehensive income	Non-UK	5,389	165	3.1
Fair value through other comprehensive income	Total	47,642	1,844	3.9
Other[3]		—	503	—
Total interest earning assets with interest recognise in interest income		541,671	23,409	4.3
Less: interest and similar expense			(16,115)
Net interest income			7,294
Other assets[4]		802,680
Total		1,344,351
Percentage of total average interest earning assets with interest recognise in interest income for offices outside the UK		47%
Notes:
1  Negative interest paid on assets is immaterial for 2025 and 2024, (2023: £53m) which is presented within net interest.
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
principally in net trading income and the average balances for these assets are included in Other assets.
5 Average loans and advances include held for sale balances generating interest income.
6 Material loan fees included in interest income for 2025 is £862m (2024: £863m, 2023: £861m).

Barclays Bank PLC 2025 Annual Report on Form 20-F	301
Additional unaudited information
Additional financial disclosure

Assets		2024
Barclays Bank Group		Average balance	Net interest[1]	Rate
		£m	£m	%
Cash and balances at central banks	UK	80,989	3,668	4.5
Cash and balances at central banks	Non-UK	120,834	5,899	4.9
Cash and balances at central banks	Total	201,823	9,567	4.7
Loans and advances at amortised cost	UK	67,749	2,892	4.3
Loans and advances at amortised cost	Non-UK	86,212	6,616	7.7
Loans and advances at amortised cost[2,5,6]	Total	153,961	9,508	6.2
Debt securities at amortised cost	UK	34,959	1,302	3.7
Debt securities at amortised cost	Non-UK	9,968	435	4.4
Debt securities at amortised cost	Total	44,927	1,737	3.9
Cash collateral	UK	47,807	1,403	2.9
Cash collateral	Non-UK	25,299	623	2.5
Cash collateral	Total	73,106	2,026	2.8
Reverse repurchase agreements	UK	1,655	47	2.8
Reverse repurchase agreements	Non-UK	772	28	3.6
Reverse repurchase agreements	Total	2,427	75	3.1
Fair value through other comprehensive income	UK	48,866	2,072	4.2
Fair value through other comprehensive income	Non-UK	4,817	263	5.5
Fair value through other comprehensive income	Total	53,683	2,335	4.3
Other[3]		—	532	—
Total interest earning assets with interest recognise in interest income		529,927	25,780	4.9
Less: interest and similar expense			(19,035)
Net interest income			6,745
Other assets[4]		776,617
Total		1,306,544
Percentage of total average interest earning assets with interest recognise in interest income for offices outside the UK		47%
Notes
1  Negative interest paid on assets is immaterial for 2025 and 2024,( 2023: £53m) which is presented within net interest..
2Loans and advances at amortised cost include all doubtful lending. Interest receivable on such lending has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Bank Group.
3 Other principally includes interest income relating to hedging activity.
4The interest on Trading portfolio assets, Derivative financial instruments  and Financial assets at fair value through the income statement are recognise principally in net trading income and the average balances for these assets are included in Other assets.
5  Average loans and advances include held for sale balances generating interest income.
6  Material loan fees included in interest income for 2025 is £862m (2024: £863m, 2023: £861m).

Barclays Bank PLC 2025 Annual Report on Form 20-F	302
Additional unaudited information
Additional financial disclosure

Assets		2023
Barclays Bank Group		Average balance	Net interest[1]	Rate
		£m	£m
Cash and balances at central banks	UK	78,548	3,101	3.9
Cash and balances at central banks	Non-UK	133,302	5,279	4.0
Cash and balances at central banks	Total	211,850	8,380	4.0
Loans and advances at amortised cost	UK	68,109	2,622	3.8
Loans and advances at amortised cost	Non-UK	87,236	5,232	6.0
Loans and advances at amortised cost[2,5]	Total	155,345	7,854	5.1
Debt securities at amortised cost	UK	29,043	1,597	5.5
Debt securities at amortised cost	Non-UK	4,808	222	4.6
Debt securities at amortised cost	Total	33,851	1,819	5.4
Cash collateral	UK	51,205	1,295	2.5
Cash collateral	Non-UK	25,880	692	2.7
Cash collateral	Total	77,085	1,987	2.6
Reverse repurchase agreements	UK	700	22	3.1
Reverse repurchase agreements	Non-UK	1,247	55	4.4
Reverse repurchase agreements	Total	1,947	77	4.0
Fair value through other comprehensive income	UK	45,340	3,646	8.0
Fair value through other comprehensive income	Non-UK	3,458	162	4.7
Fair value through other comprehensive income	Total	48,798	3,808	7.8
Other[3]			283
Total interest earning assets with interest recognise in interest income		528,876	24,208	4.6
Less: interest and similar expense			(17,555)
Net interest income			6,653
Other assets[4]		765,497
Total		1,294,373
Percentage of total average interest earning assets with interest recognise in interest income for offices outside the UK		48%
Notes
1  Negative interest paid on assets is immaterial for 2025 and 2024, (2023: £53m) which is presented within net interest.
2Loans and advances at amortised cost include all doubtful lending. Interest receivable on such lending has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Barclays Bank Group.
3 Other principally includes interest income relating to hedging activity.
4The interest on Trading portfolio assets, Derivative financial instruments  and Financial assets at fair value through the income statement are recognise principally in net trading income and the average balances for these assets are included in Other assets.
5  Material loan fees included in interest income for 2025 is £862m (2024: £863m, 2023: £861m).

Barclays Bank PLC 2025 Annual Report on Form 20-F	303
Additional unaudited information
Additional financial disclosure

Liabilities
		2025
Barclays Bank Group		Average balance	Net interest[1]	Rate
		£m	£m	%
Interest bearing deposits at amortised cost	UK	180,517	5,105	2.8
Interest bearing deposits at amortised cost	Non-UK	120,747	3,618	3.0
Interest bearing deposits at amortised cost	Total	301,264	8,723	2.9
Cash collateral	UK	46,432	1,045	2.3
Cash collateral	Non-UK	26,071	408	1.6
Cash collateral	Total	72,503	1,453	2.0
Debt securities in issue	UK	11,082	622	5.6
Debt securities in issue	Non-UK	34,651	1,929	5.6
Debt securities in issue	Total	45,733	2,551	5.6
Subordinated liabilities	UK	43,736	2,931	6.7
Subordinated liabilities	Non-UK	594	42	7.1
Subordinated liabilities	Total	44,330	2,973	6.7
Repurchase agreements	UK	21,376	114	0.5
Repurchase agreements	Non-UK	3,460	221	6.4
Repurchase agreements	Total	24,836	335	1.3
Other[2]		—	80	—
Total interest bearing liabilities with interest recognise in interest expense		488,666	16,115	3.3
Other liabilities and Shareholders' equity[3]		855,685
Total		1,344,351
Percentage of total average interest bearing liabilities with interest recognise in interest expense for offices outside the UK		38%
Notes
1 Negative interest paid on assets is immaterial for 2025 and 2024, (2023: £53m) which is presented within net interest.
2 Other principally includes includes lease interest.
3The interest on Trading portfolio liabilities, Derivative financial instruments  and Financial liabilities at fair value through the income statement are recognise principally in net trading income and the average balances for these liabilities are included in Other liabilities.

Barclays Bank PLC 2025 Annual Report on Form 20-F	304
Additional unaudited information
Additional financial disclosure

Liabilities		2024
Barclays Bank Group		Average balance	Net interest[1]	Rate
		£m	£m	%
Interest bearing deposits at amortised cost	UK	174,867	5,636	3.2
Interest bearing deposits at amortised cost	Non-UK	114,359	4,877	4.3
Interest bearing deposits at amortised cost[4]	Total	289,226	10,513	3.6
Cash collateral	UK	45,229	1,419	3.1
Cash collateral	Non-UK	25,327	766	3.0
Cash collateral	Total	70,556	2,185	3.1
Debt securities in issue	UK	14,111	794	5.6
Debt securities in issue	Non-UK	30,457	2,053	6.7
Debt securities in issue	Total	44,568	2,847	6.4
Subordinated liabilities	UK	38,077	2,940	7.7
Subordinated liabilities	Non-UK	668	50	7.5
Subordinated liabilities	Total	38,745	2,990	7.7
Repurchase agreements	UK	30,279	295	1.0
Repurchase agreements	Non-UK	1,673	123	7.4
Repurchase agreements	Total	31,952	418	1.3
Other[2]		—	82	—
Total interest bearing liabilities with interest recognise in interest expense		475,047	19,035	4.0
Other liabilities and Shareholders' equity[3]		831,497
Total		1,306,544
Percentage of total average interest bearing liabilities with interest recognise in interest expense for offices outside the UK		36%
Notes
1 Negative interest paid on assets is immaterial for 2025 and 2024, (2023: £53m) which is presented within net interest.
2 Other principally includes interest expense relating to hedging activity.
3The interest on Trading portfolio liabilities, Derivative financial instruments  and Financial liabilities at fair value through the income statement are recognise principally in net trading income and the average balances for these liabilities are included in Other liabilities.
4 Average interest bearing deposits at amortised cost include held for sale balances generating interest expense.

Barclays Bank PLC 2025 Annual Report on Form 20-F	305
Additional unaudited information
Additional financial disclosure

Liabilities		2023
Barclays Bank Group		Average balance	Net interest[1]	Rate
		£m	£m	%
Interest bearing deposits at amortised cost	UK	162,350	5,000	3.1
Interest bearing deposits at amortised cost	Non-UK	94,674	3,741	4.0
Interest bearing deposits at amortised cost	Total	257,024	8,741	3.4
Cash collateral	UK	44,383	1,406	3.2
Cash collateral	Non-UK	25,678	800	3.1
Cash collateral	Total	70,061	2,206	3.1
Debt securities in issue	UK	21,856	1,032	4.7
Debt securities in issue	Non-UK	36,272	1,952	5.4
Debt securities in issue	Total	58,128	2,984	5.1
Subordinated liabilities	UK	36,568	2,653	7.3
Subordinated liabilities	Non-UK	607	44	7.2
Subordinated liabilities	Total	37,175	2,697	7.3
Repurchase agreements	UK	19,371	586	3.0
Repurchase agreements	Non-UK	1,899	73	3.8
Repurchase agreements	Total	21,270	659	3.1
Other[2]			268	—
Total interest bearing liabilities with interest recognise in interest expense		443,658	17,555	4.0
Other liabilities and Shareholders' equity[3]		850,715
Total		1,294,373
Percentage of total average interest bearing liabilities with interest recognise in interest expense for offices outside the UK		36%
Notes
1 Negative interest paid on assets is immaterial for 2025 and 2024, ( 2023: £53m) which is presented within net interest.
2 Other principally includes interest expense relating to hedging activity.
3The interest on Trading portfolio liabilities, Derivative financial instruments  and Financial liabilities at fair value through the income statement are recognise principally in net trading income and the average balances for these liabilities are included in Other liabilities.

Barclays Bank PLC 2025 Annual Report on Form 20-F	306
Additional unaudited information
Additional financial disclosure
Changes in total interest – volume and rate analysis
The following tables allocate changes in interest between changes in volume and changes in interest rates for the last two years.
Volume and rate variances have been calculated on the movement in the average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. Where variances have arisen from changes in both volumes and interest rates, these have been allocated proportionately between the two.

Interest income
Barclays Bank Group			2025/2024 Change due to increase/ (decrease) in:			2024/2023 Change due to increase/ (decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Cash and balances at central banks	UK	(962)	(157)	(805)	567	98	469
Cash and balances at central banks	Non-UK	(846)	205	(1,051)	620	(527)	1,147
Cash and balances at central banks	Total	(1,808)	48	(1,856)	1,187	(429)	1,616
Loans and advances at amortised cost	UK	381	289	92	270	(14)	284
Loans and advances at amortised cost	Non-UK	(565)	(297)	(268)	1,384	(62)	1,446
Loans and advances at amortised cost	Total	(184)	(8)	(176)	1,654	(76)	1,730
Debt securities at amortised cost	UK	(9)	176	(185)	(295)	284	(579)
Debt securities at amortised cost	Non-UK	225	207	18	213	226	(13)
Debt securities at amortised cost	Total	216	383	(167)	(82)	510	(592)
Cash collateral	UK	124	17	107	108	(90)	198
Cash collateral	Non-UK	(301)	10	(311)	(69)	(16)	(53)
Cash collateral	Total	(177)	27	(204)	39	(106)	145
Reverse repurchase agreements	UK	123	116	7	25	27	(2)
Reverse repurchase agreements	Non-UK	(21)	6	(27)	(27)	(18)	(9)
Reverse repurchase agreements	Total	102	122	(20)	(2)	9	(11)
Fair value through other comprehensive income	UK	(393)	(268)	(125)	(1,574)	265	(1,839)
Fair value through other comprehensive income	Non-UK	(98)	28	(126)	101	72	29
Fair value through other comprehensive income	Total	(491)	(240)	(251)	(1,473)	337	(1,810)
Other interest and similar income		(29)	—	(29)	248	—	248
Total interest receivable		(2,371)	332	(2,703)	1,571	245	1,326

Interest expense
Barclays Bank Group			2025/2024 Change due to increase/ (decrease) in:			2024/2023 Change due to increase/ (decrease) in:
		Total change	Volume	Rate	Total change	Volume	Rate
		£m	£m	£m	£m	£m	£m
Interest bearing deposits at amortised cost	UK	(531)	177	(708)	635	396	239
Interest bearing deposits at amortised cost	Non-UK	(1,259)	259	(1,518)	1,136	823	313
Interest bearing deposits at amortised cost	Total	(1,790)	436	(2,226)	1,771	1,219	552
Cash collateral liabilities	UK	(374)	37	(411)	13	27	(14)
Cash collateral liabilities	Non-UK	(358)	22	(380)	(34)	(11)	(23)
Cash collateral liabilities	Total	(732)	59	(791)	(21)	16	(37)
Debt securities in issue	UK	(172)	(170)	(2)	(238)	(411)	173
Debt securities in issue	Non-UK	(124)	261	(385)	101	(344)	445
Debt securities in issue	Total	(296)	91	(387)	(137)	(755)	618
Subordinated liabilities	UK	(9)	406	(415)	287	112	175
Subordinated liabilities	Non-UK	(8)	(6)	(2)	6	4	2
Subordinated liabilities	Total	(17)	400	(417)	293	116	177
Repurchase agreements	UK	(181)	(72)	(109)	(291)	228	(519)
Repurchase agreements	Non-UK	98	116	(18)	50	(10)	60
Repurchase agreements	Total	(83)	44	(127)	(241)	218	(459)
Other interest expense		(2)	—	(2)	(186)	—	(186)
Total interest payable		(2,920)	1,030	(3,950)	1,479	814	665

Barclays Bank PLC 2025 Annual Report on Form 20-F	307
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
a watchlist, the exposure is monitored and, where appropriate, exposure reductions are effected.
Impairment
Loans and Advances at fair value are not subject to ECL under IFRS 9 and are excluded from the disclosure below.

Allocation of the Allowance for Credit Losses	Barclays Bank Group
Balance at end of period applicable to:	Amount		% of loans in each category to total loans
	2025	2024	2025	2024
As at 31 December	£m	£m
Loans and Advances at amortised cost to Banks	11	9	5.8%	5.8%
Loans and Advances at amortised cost to Customers	3,606	3,411	92.7%	92.0%
Financial Assets at Fair Value through Other Comprehensive Income	1	2	1.5%	2.2%
Loans and Advances[1]	3618	3422	100%	100%

Net Charge offs during the period to average loans outstanding[2]
Barclays Bank Group	Amount
	2025	2024	2023
As at 31 December	£m	£m	£m

Loans and Advances at amortised cost to Banks
Net charge off	—	—	—
Average loans	9,291	8,819	9,978
Ratio %	—%	—%	—%
Loans and Advances at amortised cost to Customers
Net charge off	1,100	1,227	815
Average loans	147,311	145,142	145,367
Ratio %	0.7%	0.8%	0.6%
Financial Assets at Fair Value through Other Comprehensive Income
Net charge off	—	—	—
Average loans	2797	1784	346
Ratio	—%	—%	—%

Barclays Bank PLC 2025 Annual Report on Form 20-F	308
Additional unaudited information
Additional financial disclosure

Consolidated Basis	Barclays Bank Group
Allowance for Credit losses to total loans outstanding	Amount
	2025	2024
As at 31 December	£m	£m
Allowance for credit losses	3,618	3,422
Total loans outstanding	156,770	151,530
Ratio	2.3%	2.3%
Notes
          1      Total Loans outstanding excludes Debt Securities at amortised cost.
          2      Average loans and advances include held for sale balances.

Barclays Bank PLC 2025 Annual Report on Form 20-F	309
Additional unaudited information
Additional financial disclosure
Maturity analysis of Gross loans and advances
Traded Loans are included in the 'on demand' column at their fair value.  Liquidity risk on these items is not managed on the basis of contractual maturity since these items are not held for settlement according to such maturity and will frequently be settled before contractual maturity at fair value.

Maturity analysis of Gross loans and advances

Barclays Bank Group	Less than 1 year	One to Five Years	Five to fifteen years	Over fifteen years	Total
As at 31 December 2025	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	9,047	—	—	—	9,047
Loans and Advances at Amortised cost to Customers	43,018	76,160	20,217	5,961	145,356
Loans and Advances at Fair Value Through Other Comprehensive Income	72	815	1,480	—	2,367
Loans and Advances at Fair Value through Profit and Loss	40,155	4,480	1,391	859	46,885
Traded loans	12,249	—	—	—	12,249
Total Gross loans and advances	104,541	81,455	23,088	6,820	215,904
	Less than 1 year	One to Five Years	Five to fifteen years	Over fifteen years	Total
As at 31 December 2024	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	8,789	—	—	—	8,789
Loans and Advances at Amortised cost to customers	43,306	69,551	20,785	5,817	139,459
Loans and Advances at Fair Value Through Other Comprehensive Income	74	1,786	1,423	—	3,283
Loans and Advances at Fair Value through Profit and Loss	38,921	3,580	886	795	44,182
Traded loans	13,470	—	—	—	13,470
Total Gross loans and advances	104,560	74,917	23,094	6,612	209,183

Interest rate sensitivity of gross loans and advances. Maturity > 1 year
		2025			2024
Barclays Bank Group	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
As at 31 December	£m	£m	£m	£m	£m	£m
Loans and Advances at Amortised cost to banks	—	—	—	—	—	—
Loans and Advances at Amortised cost to customers	11,326	91,013	102,339	10,774	85,379	96,153
Loans and Advances at Fair Value Through Other Comprehensive Income	—	2,295	2,295	—	3,209	3,209
Loans and Advances at Fair Value through Profit and Loss	2,335	4,395	6,730	1,751	3,510	5,261
Gross loans and advances	13,661	97,703	111,364	12,525	92,098	104,623

Notional principal amounts of credit derivatives	Barclays Bank Group
	2025	2024
As at 31 December	£m	£m
Credit derivatives held or issued for trading purposes[1]	1,736,768	1,537,115
Note
1Includes credit derivatives held as economic hedges which are not designated as hedges for accounting purposes.

Barclays Bank PLC 2025 Annual Report on Form 20-F	310
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

Barclays Bank PLC

Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank

UK Corporate Bank
The UK Corporate Bank offers a range of Corporate Lending and Transaction Banking services to clients with an annual revenue of more than £6.5m through to FTSE350 companies.
•Corporate Lending: Offers a range of term, revolving, and overdraft facilities to medium and large sized corporates across the UK, with financing solutions tailored to specific industries and sectors
•Transaction Banking: Provides cash management, trade and working capital solutions, risk management solutions and payment services internationally
Private Bank and Wealth Management
Private Bank and Wealth Management comprises PBWM UK - serving clients across the full wealth continuum in the UK and
Crown Dependencies - and PBWM International, serving high- and ultra-high-net-worth clients in selected international markets.
•UK Digital Investing is for UK self directed investors, with investment starting from just £1
•UK Affluent is for UK clients with £250k to £3m of investible assets1
•Private Banking UK is a full-service proposition for clients with investible assets of £3m+
•Private Banking International is a full-service proposition for clients with investible assets of £5m+ internationally2 with a focus on clients in the Europe, Middle East and Asia wealth corridors
Note
1The lower end threshold is under review
2For India, the Private Bank proposition is available for clients with wealth of £3m+.

Barclays Bank PLC 2025 Annual Report on Form 20-F	311
Additional unaudited information
Performance review
Investment Bank
The Investment Bank provides corporate clients, money managers, financial institutions, governments and supranational organisations with advisory, finance and risk management services.
•Global Markets provides institutional investors, sovereigns and corporates with a full range of execution services, ideas and risk management solutions across asset classes (Equities, Credit, Rates, FX and Securitised Products).
The Research team provides institutional investors with data-driven analysis, actionable insights and access to our analysts across global sectors, markets and economies
•Investment Banking works with companies, governments and financial institutions worldwide to provide expert advice, innovative solutions and access to capital. It includes International Corporate Banking, which provides financial institutions and large corporate clients with wholesale lending and treasury solutions - supported by deep industry knowledge and local, on-the-ground specialists
US Consumer Bank
The US Consumer Bank is a leading co-branded credit card issuer and financial services partner in the United States.
•Barclays US Consumer Bank has more than 25 million customers and partnerships with 20 of America’s leading brands across the airline, travel, retail and affinity sectors.
•We provide co-branded, small business and private label credit cards, personal loans, online savings accounts and certificates of deposits.
Head Office
Head Office provides centralised services across the Barclays Bank Group.
The world in which we operate
Barclays Bank PLC is driven by a common Purpose: working together for a better financial future. To do so, we must be strong as an institution, prepared for the future, and able to navigate different market conditions and evolving trends.
We regularly review our operating environment and adapt to emerging trends. We've identified three areas relevant to our industry that we need to be aware of in the execution of our strategy, and continue to make good progress in addressing them:
•The impact of technology on banking products and services
•The role of capital markets as the principal driver of global growth
•The transition towards a low-carbon economy
In the development of our strategy and the evolution of our operating model, we regularly review and reflect on the changing environment in which we operate. Our plan is designed to remain resilient amid ongoing volatility and uncertainty, while meeting the needs of our wider stakeholders - including customers, clients, regulators, and shareholders.
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
c.Growing share of lending and attracting new clients
PBWM
a.Leveraging our simplified business structure - aligned to market opportunity in the UK and internationally - and reinvesting cost efficiencies to strengthen the business and support growth
b.Supporting Private Bank clients with their lifestyle, liquidity and legacy, and helping retail investors gain access to transparent, fairly priced investment solutions
c.Continuing to grow assets under management to increase the relative contribution of non-interest income, to deliver high-quality recurring revenue

Barclays Bank PLC 2025 Annual Report on Form 20-F	312
Additional unaudited information
Performance review
IB
a.Driving higher RWA productivity across all Investment Bank businesses
b.Deepening client relationships while maintaining prudent risk management
c.In Global Markets, sustaining momentum in our businesses with Top 5 market share1, growing our focus businesses and continuing to scale more stable financing income
d.In Investment Banking, building share and product penetration across Advisory, Capital Markets and Treasury
Coverage, and delivering an expanded reach for our International Corporate Bank
USCB
a.Scaling and diversifying by growing existing partnerships and winning new partners
b.Investing in digitisation and AI to deliver enhanced customer experiences and operational efficiencies
c.Improving net interest margin by optimising pricing and credit mix, while reducing funding costs
d.Selective risk transfer to optimise use of balance sheet
Year in review
UKCB
Barclays UK Corporate Bank serves over 13,000 businesses across the UK, playing an important role in joining together the different aspects of the organisation to deliver for clients. In 2025, the UK Corporate Bank delivered robust income growth of
14% underpinned by a strong deposit franchise and growing debt balances. Profit before tax was £949m and we maintained a disciplined cost-to-income ratio, ensuring operational efficiency.
Throughout the year, we responded proactively to a competitive market and shifting base rates. By adapting to evolving client needs and maintaining our focus on providing lending to help our clients to invest, we positively repositioned ourselves among peers and grew lending market share by 1%2.
In 2025, we attracted over c.580 new to bank clients who drove c.50% of the increase in lending compared to 2024. This focus enabled us to achieve total loan growth of £4.6bn for the year. Despite our growth in lending, our loan loss rate remains well within our stated risk appetite and guidance.
Our willingness to lend plays a crucial role in giving UK businesses the confidence to invest in their workforce and technology helping in turn to unlock economic growth.
We have made strides in enhancing client experience by advancing our digital capabilities and streamlining processes.
Clients now have more opportunities to self-serve through digital channels, including our 'Client Chat' capability, which resolves a significant number of queries at first contact. In 2025, c.50% of client interactions were self-served, compared to
c.40% in 2024. We have also reduced client onboarding times by around 50% since the start of 2024 and, in response to client feedback, we have improved the speed, ease, and flexibility of our borrowing solutions, with further enhancements planned for 2026.
To strengthen client relationships and support diversified income streams, we've invested significantly in modernising our technology.
Our focus on deepening relationships and our efforts to improve experience have been reflected in improved client satisfaction scores. Measured as an independent benchmarking score by Savanta, our overall client satisfaction score has increased. Satisfaction scores relating to our client-facing colleagues are also strong, placing us second among our peers3.
In April 2025, we announced a long-term strategic partnership with Brookfield to grow and transform our payment acceptance business, which provides critical infrastructure to the UK economy, processing billions of pounds of payments annually for small businesses and corporate clients.
Our extensive client relationships and experience of UK payments will benefit from Brookfield's global private equity expertise in payments, technology, operational transformation and corporate carve-outs, to ensure that the payment acceptance business is strategically positioned for long-term growth. The partnership will drive business growth by broadening the range of services offered and enhancing the experience for both existing and prospective clients.
Note
1 Top 5 market share as defined in the 20 February 2024 Investor Update: 1H23 and FY19 Coalition Greenwich Global Competitor Analytics. Industry
wallet is defined as the total revenue of the following banks: BofA, Barclays, BNP Paribas, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs,
J.P. Morgan, Morgan Stanley and UBS. Analysis is based on Barclays’ internal business structure and internal revenues. Market share for purpose of this analysis is calculated as Barclays’ internal revenues divided by the aggregate revenue of the banks identified above within the given product set.
2 Bank of England December 2025 market data.
3 SavantaMarket Vue Survey Q4 2025

Barclays Bank PLC 2025 Annual Report on Form 20-F	313
Additional unaudited information
Performance review
PBWM
PBWM's vision is to be the investment partner for our clients, their families and the next generation. In 2025, financial markets witnessed trade and geopolitical volatility, and strong tailwinds driven by artificial intelligence (AI) - investors looked to take advantage of volatility spikes while diversifying risk. For PBWM, this led to strong transactional activity supported by increased trading on our digital investing offering, continued inflows into multi-asset portfolios, and alternative strategies such as private markets and hedge funds.
Our ability to support clients in such environments sustained our strong business performance. Assets Under Management
(AUM) grew by £5.2bn and PBWM overall achieved a profit before tax of £367m.
At the start of 2025, PBWM simplified its business model to operate through two core areas: PBWM UK and PBWM
International. Throughout the year, there were a series of strategic hires to strengthen the business.
In our UK Digital Investing business, we further enhanced client journeys and investment capabilities on our Smart Investor platform1. In UK Affluent, we launched a pilot of a new digitally enabled mass affluent proposition - focused initially on
Barclays UK Premier clients with £250k-£1m in assets to invest. Our ambition is to provide a fair-priced, transparently constructed advice service addressing the needs of this segment.
In our UK Private Bank, we expanded our Private Markets proposition with the launch of a new multi-vintage private equity fund and made it easier for clients to use our securities backed lending capability. In addition, we continued to grow our assets under management in our flagship funds and discretionary managed portfolios, and maintained their strong underlying long-term investment performance.
Internationally, we have been focused on building our presence in the Middle East and Asia. In order to further support our international capabilities, we continue to progress the development of our new Singapore booking centre, which we intend to launch during 2026.
Underpinning all of our strategic ambitions is a continued focus on improving our risk and control resilience, including by increasing our automation levels.
IB
Barclays has a top tier Investment Bank supporting corporate and institutional clients around the world. In 2025, we maintained our rank of sixth across the Investment Bank in both Global Markets2 and Investment Banking3. We are a leading non-US-domiciled bank that can consistently compete with its US peers in each of the major capital markets of the US,
Europe and Asia. Through our global expertise, scale and reach, we support global clients and help them achieve their commercial goals.
The Investment Bank delivered a profit before tax of £4,629m and remained disciplined on costs with consistent operational progress, following seven quarters of positive jaws.
RWAs remained stable for the fourth consecutive year. We grew income and improved return on RWAs by focusing on more stable income streams and on disciplined client management, capital deployment, and technology enhancements to improve client experience, such as BARXBot, a client-facing GenAI chatbot that automates how colleagues in Global Markets handle Requests for Quotes (RFQs) for clients.
The Investment Bank helped clients navigate a complex, evolving landscape throughout 2025 - one shaped by policy change, geopolitical events and economic conditions - by delivering strategic solutions through our diversified portfolio of products and services.
In Global Markets, we remain focused on executing our key product priorities while delivering our full suite of products and services to our clients. We have made strong progress with improved performance in the three focus businesses in Markets, while sustaining momentum in financing.
Our Research team is central to our Investment Bank franchise and continues to rank highly among our institutional client base.
In Investment Banking, we delivered revenue growth of 3% year on year. We also made good progress in key focus areas, continuing to optimise our loan book which helped to drive improved return on RWAs. This year, we maintained our traditional strength in DCM and saw an increase in both ECM fee share and advisory fee share with financial sponsors4.
International Corporate Bank (ICB) was up 10% YoY, reflecting the continued rollout of the Treasury Coverage model -
which has doubled the number of focus client with this model since 2024. This has also helped to drive year on year growth in US deposits5.
Note:
1 Smart Investor will be known as Barclays Direct Investing
2 Based on external reported revenues. Peer banks include BoA, BNP, CITI, DB, GS, JPM, MS and UBS
3 Dealogic for the period 1 January 2025 to 31 December 2025 (as at 6 January 2026)
4 Dealogic Banking Fee share as at 31 December 2025
5 Reflects month end deposits

Barclays Bank PLC 2025 Annual Report on Form 20-F	314
Additional unaudited information
Performance review
USCB
The US is the world’s largest credit card market, and growing. With a c.3% share1 of the total market and partnerships with
20 major brands, we continue to see significant opportunities for growth. In 2025, we delivered profit before tax of £513m, up from £408m in 2024 and £167m in 2023.
We remain focused on building lasting partnerships with top US brands. In 2025, we launched a new co-branded card programme with iconic automaker General Motors (GM) and acquired $1.6bn in receivables, further diversifying our mix of card partners. We also extended our current partnership agreements with Wyndham Hotels & Resorts, Upromise and our cruise line partners: Carnival, Princess and Holland America.
We added three million new customers organically in 2025. Our average payment rate of 31% in the fourth quarter is higher than pre-pandemic levels, further demonstrating the resilience and quality of our book.
We grew our retail deposit balances by 20% year on year and increased the percentage of core deposit funding for USCB from 64% to 69%. This was driven by demand for the tiered savings product and a new suite of exclusive digital banking products offered through our co-branded banking partnership with AARP.
In 2025, we announced that we had entered into an agreement to acquire Best Egg2, a leading US digital direct-to-consumer originator of personal loans.
In 2025, we improved digital onboarding, increased self-service options and developed flexible payment features for our customers. We also expanded our Rewards Hub, an intuitive, one-stop digital shop for cardmembers to more easily manage their benefits. Over the past year, unique visitors to the Rewards Hub increased by 15%, demonstrating stronger brand loyalty and digital connection.
Since 2023, our investments in digitisation have led to an increase in customers using e-statements, and resulted in higher digital engagement with 96.2% of customers who interact with us doing so through digital channels3. The percentage of customers using the Barclays mobile app also increased 5.5 percentage points year on year4. Leveraging digital platforms to drive greater efficiency has helped reduce full year 2025 USCB cost to income ratio.
Head Office
From 2003 to late 2019, Clydesdale Financial Services Limited (CFSL), a wholly-owned subsidiary of the Group, provided motor finance to customers in the UK. In 2020, CFSL was transferred from Barclays Bank PLC to Barclays Principal
Investments Ltd (BPIL), another subsidiary of Barclays PLC. Barclays Bank PLC has provided an intragroup indemnity to BPIL in respect of historic litigation and conduct matters relating to CFSL.
Following the publication of the UK Financial Conduct Authority’s (FCA) consultation paper CP25/27 on a proposed Motor
Finance redress scheme on 7 October 2025, Barclays has recognised in CFSL a provision of £325m in respect of this matter as at 31 December 2025 (as at 31 December 2024: £90m). Barclays has engaged with the FCA as part of its consultation process and the FCA’s Policy Statement and final redress scheme rules are currently expected to be published in February or
March 2026.  The ultimate financial impact on Barclays could differ from the recognised provision, which represents
Barclays’ best estimate of the cost of redress based on the information currently available to Barclays.
In Q125, Barclays Bank Ireland PLC announced the completion of the sale of its German consumer finance business to
BAWAG P.S.K., a wholly owned subsidiary of BAWAG Group AG.
Note
1  Source: newyorkfed.org/microeconomics/hhdc
2  The acquisition is expected to close in Q2 2026, subject to regulatory approvals and other closing conditions.
3  Measured at exit at end December 2025. Includes primary consumer card customers. Monthly interactions exclude Interactive Voice Response
(IVR).
4  Reflects rate movement from December 2024 to December 2025 for mobile app users divided by open customers.

Barclays Bank PLC 2025 Annual Report on Form 20-F	315
Additional unaudited information
Performance review
Looking ahead
UKCB
We will continue to deepen client relationships, accelerate digital transformation and improve operational efficiency. We are focused on enhancing our product mix, strengthening income quality and driving technology-led improvements in client experience.
Efforts will be shaped by the evolving market environment, with an emphasis on adapting to client needs, regulatory changes and competitive pressures. We will continue to simplify processes, invest in talent, and leverage data-driven insights to support growth and resilience.
PBWM
Within UK Digital Investing, we're committed to delivering an integrated digital SIPP (self-invested personal pension).
Following the completion of our pilot, we're launching our new UK Mass Affluent proposition, starting with Barclays UK
Premier clients. We will also focus on supporting retail investing through the launch of Targeted Support following FCA's
Advice Guidance Boundary Review.
Within the Private Bank we will continue to enhance our client experience, focusing on our digital capabilities as well as further expanding our credit proposition. We're investing in productivity and generative AI (GenAI) capabilities that support our front-line colleagues so they can spend more time with clients. We plan to expand our international business with further investments in the Middle East and Asia markets, including the launch of our new Singapore booking centre.
IB
Our goal is to strengthen our position as a leading global investment bank by leveraging our advisory expertise, deep sector knowledge, and differentiated client offering.
The Investment Banking business is focused on building share in Advisory and Capital Markets through productivity improvement, Treasury Coverage evolution and the continued investment and growth of our International Corporate Bank.
Global Markets continues its focus on strengthening its core capabilities while maintaining a strong baseline of stable revenues in the form of financing.
We aim to be prudent managers of the firm's capital, and to drive consistent returns through client discipline, focused execution, capital nimbleness and operational efficiency. We're also streamlining operations, reducing legacy systems, and leveraging AI to scale and innovate.
We continue to work collaboratively across the Investment Bank towards a core set of cross-business priorities to create outcomes that generate growth. We work as one division to deliver for our clients holistically, reviewing overall relationship economics and cross-sell opportunities that will help shift from optimising to more profitably deploying capital.
We aim to achieve this through low single-digit compound annual income growth combined with disciplined cost management, driving operating leverage.
USCB
We remain committed to executing our strategy and improving returns. We will scale the cards business through organic growth and new partnership acquisitions as appropriate and accelerate USCB's diversification through the Best Egg acquisition.
We are embracing the latest technologies, such as GenAI and agile scalable platforms, to drive greater efficiency and deliver better experiences for our customers.
We continue to enhance our digital capabilities and provide seamless, intuitive experiences across all channels. We will maintain our focus on customer feedback, continually optimise our processes, and invest in tools to reduce friction and drive loyalty and sustainable growth.

Barclays Bank PLC 2025 Annual Report on Form 20-F	316
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
‘American Depositary Receipts (ADR) or American Depositary Shares (ADS)’ A negotiable certificate that represents the ownership of depositary shares in a non-US company (e.g. Barclays) trading on US financial markets.
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
‘Assets Under Management (AUM)’ Total market value of client investment balances managed within investment mandates where
Barclays provides discretionary portfolio management or advisory services.  Total Assets Under Management excludes uninvested cash held under an investment mandate.
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
‘Average tangible shareholders’ equity’ (for Barclays Group) Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Barclays Bank PLC 2025 Annual Report on Form 20-F	317
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
‘Bank of England levy scheme’ or ‘BoE levy scheme’ A levy scheme which commenced on 1 March 2024 replacing the Cash Ratio
Deposit scheme as a means of funding the BoE's monetary policy and financial stability operations.
‘Bank Recovery and Resolution Directive (BRRD)’ The Bank Recovery and Resolution Directive (Directive 2014/59/EU) established a framework for the recovery and resolution of EU credit institutions and investment firms.
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
‘Barclaycard Consumer UK’ The UK Barclaycard business.
‘Barclays’ or ’Barclays Group’ or ‘Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank Ireland PLC’ Barclays Bank Ireland PLC, also known as Barclays Europe and BBI.
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
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.

Barclays Bank PLC 2025 Annual Report on Form 20-F	318
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
‘Capital Requirements Directive VI (CRD VI)’ The Sixth Capital Requirements Directive, being an EU amending Directive accompanied by an amending Regulation (CRR III) which together prescribe EU capital adequacy and liquidity requirements, and which implement
Basel 3.1 in the European Union.
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
‘Capital Requirements Regulation III (CRR III)’ Regulation (EU) 2024/1623, introducing further amendments to EU CRR as regards to requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor.
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
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.

Barclays Bank PLC 2025 Annual Report on Form 20-F	319
‘CBE’ Consumer Bank Europe which was previously the German consumer finance business for Barclays Bank Ireland PLC. On 3
February 2025, Barclays PLC announced that Barclays Bank Ireland PLC had completed the sale of the CBE business to BAWAG P.S.K, a wholly owned subsidiary of BAWAG Group AG.
‘Central Bank of Ireland (CBI)’ The Central Bank of Ireland is responsible for maintaining monetary stability, promoting financial stability, and regulating financial institutions to safeguard the integrity of the financial system in Ireland. The CBI is the Irish national competent authority for the purposes of the SSM and EMIR.
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
‘Client assets and liabilities’ Deposits, lending and invested assets.
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
and fraud deterrence.
‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).

Barclays Bank PLC 2025 Annual Report on Form 20-F	320
‘Commodity Futures Trading Commission (CFTC)’ Certain participants in US swap markets are required to register with the CFTC as
‘swap dealers’ or ‘major swap participants’ and/or with the Securities and Exchange Commission (SEC) as ‘security-based swap dealers’ or ‘major security-based swap participants’. Such registrants are subject to CFTC and/or SEC regulation and oversight.
Barclays Bank PLC and Barclays Bank Ireland PLC are registered with the CFTC as swap dealers and are subject to CFTC oversight.
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
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.

Barclays Bank PLC 2025 Annual Report on Form 20-F	321
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
‘DBRS’ DBRS Morningstar, a credit rating agency.
‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore,

Barclays Bank PLC 2025 Annual Report on Form 20-F	322
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
‘Delinquency’ See ‘Arrears’.
‘Deposit Guarantee Scheme (DGS)’ The EU Directive on Deposit Insurance (Directive 2014/49/EU) was transposed into Irish law through the European Union (Deposit Guarantee Schemes) Regulations 2015 which came into effect on 20 November 2015. The CBI as the ‘designated authority’ is required to calculate risk based deposit insurance contributions in accordance with the EBA’s guidelines
“on methods for calculating contributions to deposit guarantee schemes.” The DGS is administered by the CBI and is funded by the credit institutions covered by the scheme.
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
‘Diversity, Equity and Inclusion (DEI) strategy’ The Barclays Group’s global Diversity, Equity and Inclusion (DEI) strategy sets objectives, initiatives and plans across six areas of focus: Gender, LGBT+, Disability, Multicultural, Multigenerational and Socio-economic inclusion, in support of that ambition.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.
‘Domestic Liquidity Sub-Group Arrangement (DoLSub)’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the Prudential Regulation Authority (PRA).
‘Digital Operational Resilience Act (DORA)’ the European Union’s Digital Operational Resilience Act (Regulation (EU) 2022/2554) has
applied from 17 January 2025. This EU regulation introduces comprehensive and sector specific regulation on Information
Communication Technologies (ICT) risk management, ICT incident management and reporting, information sharing, digital operational resilience testing and provides for oversight by the European Supervisory Authorities of critical third-party providers servicing the EU financial services sector.
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
faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of CIB.

Barclays Bank PLC 2025 Annual Report on Form 20-F	323
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
Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.

Barclays Bank PLC 2025 Annual Report on Form 20-F	324
‘FICC’ Represents Macro (including rates and currency), Credit and Securitised products, part of CIB.
‘Financial Policy Committee (FPC)’ The Bank of England’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
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
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-
only payments.
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan subject to applicable law and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-
exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
'FTSE 350’ The Financial Times Stock Exchange index comprising the 350 largest companies by capitalisation listed on the London
Stock Exchange.
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
‘FVTPL’ Fair value through profit or loss.
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
2018, as amended.
‘General market risk’ The risk of a price change in a financial instrument due to a change in the level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

Barclays Bank PLC 2025 Annual Report on Form 20-F	325
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
‘Head Office’ Comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses. Following the resegmentation announced at the FY23 Investor Update on 20 February 2024, Head Office also includes the
German consumer finance business (sold early Q1 2025), and the Payment acceptance business (rebranded merchant acquiring business), for which a partnership with Brookfield Asset Management Ltd has been announced in April 2025.
‘High-Net-Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high-net worth customers.
‘High-quality liquid assets (HQLA)’ HQLA comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
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
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating RWAs where the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS’ International Financial Reporting Standards.

Barclays Bank PLC 2025 Annual Report on Form 20-F	326
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
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Group identifies, manages and qualifies the risks to which it is exposed, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
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
Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-
IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.

Barclays Bank PLC 2025 Annual Report on Form 20-F	327
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
‘Level 1 assets’ High-quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ High-quality liquid assets (HQLA) under the Basel Committee’s Liquidity Coverage Ratio (LCR), comprising Level 2A assets, including, e.g. lower quality government securities, Covered Bonds and corporate debt securities, and Level 2B assets, including,
e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
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
Board and regulatory agencies.
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.

Barclays Bank PLC 2025 Annual Report on Form 20-F	328
‘Loan loss rate (LLR)’ Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.
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
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a broker dealer. MTN tenors from under 1 year to 30 years. They can be issued with a fixed or floating interest rate or with a more complex calculation of the interest rate; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
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
to align MREL and TLAC for EU G-SIBs.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

Barclays Bank PLC 2025 Annual Report on Form 20-F	329
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
‘Money market funds’ Investment funds typically invested in short-term debt securities such as CP.
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
to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.

Barclays Bank PLC 2025 Annual Report on Form 20-F	330
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
‘O-SII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that Other Systemically Important Institutions (O-
SIIs) build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system. As part of the implementation of CRD V requirements in the UK, the Other Systemically Important Institutions (O-SII) Buffer replaced the CRD IV
Systemic Risk Buffer.
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
‘Period end tangible shareholder’s equity’ Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of intangible assets and goodwill.
‘Pillar 1 requirements’ The  minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market risk and operational risk.

Barclays Bank PLC 2025 Annual Report on Form 20-F	331
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. These requirements are the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the PRA.
‘Pillar Two’ The UK implemented Pillar Two legislation in the Finance (No.2) Act 2023 to introduce the OECD’s global minimum tax rules for accounting periods beginning on or after 31 December 2023. The EU Minimum Tax Directive (Pillar Two) (Council Directive
(EU) 2022/2523) entered into force on 23 December 2022 and requires all member states to apply a Qualifying Domestic Minimum
Top-up Tax (QDMTT) to in scope multi-national groups within the EU.
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
‘Primary Stress Tests’ In the context of Traded Market Risk and Stress Testing, primary stress tests provide an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of debt liability, the total amount borrowed, or the part of the amount borrowed which remains unpaid
(excluding interest).
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
sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

Barclays Bank PLC 2025 Annual Report on Form 20-F	332
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
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these amounts are matched by liabilities denominated in the same currency and of identical or longer maturity. Prior to 1 January 2022, banks were only permitted to exclude claims on the central bank which were matched by deposits (rather than liabilities).
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in CRR Article 154.4. It includes most types of credit card exposure.
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
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover of up to £5m.
‘Return on average Risk Weighted Assets (RWA)’ Statutory profit after tax as a proportion of average RWAs.

Barclays Bank PLC 2025 Annual Report on Form 20-F	333
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
Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes. This includes, but is not exclusive to:
▪updates to RWA calculation methodology, communicated by the regulator

Barclays Bank PLC 2025 Annual Report on Form 20-F	334
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
‘Securities Financing Transactions adjustments’ In the context of a bank's leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
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
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement in accordance with Article 429g of CRR, as amended by CRR II.
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.

Barclays Bank PLC 2025 Annual Report on Form 20-F	335
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
‘Sterling Over Night Index Average (SONIA)’ A risk free interest rate that reflects bank and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the Bank of England.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.
‘Structural cost actions (SCA)’ Cost actions taken to improve future financial performance.

Barclays Bank PLC 2025 Annual Report on Form 20-F	336
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
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/
long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
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
‘Third country’ As defined in CRR, a country or territory outside the United Kingdom.
‘Third Party Service Providers (TPSP)’ Third Party Service Provider means any entity that has entered an arrangement with Barclays in order to provide business functions, activities, goods and/or services to Barclays.
‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

Barclays Bank PLC 2025 Annual Report on Form 20-F	337
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
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.

Barclays Bank PLC 2025 Annual Report on Form 20-F	338
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
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

Barclays Bank PLC 2025 Annual Report on Form 20-F	339
EXHIBIT INDEX

Exhibit	Description

1.1	Articles of Association of Barclays Bank PLC (incorporated by reference to the Form 6-K (Film No. 241039728) filed with the SEC on June 13, 2024)

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

11.2	Barclays Group Securities Dealing Code

12.1	Certifications filed pursuant to 17 CFR 240. 13(a)-14(a)

13.1	Certifications filed pursuant to 17 CFR 240. 13(a) and 18 U.S.C 1350(a) and 1350(b)

15.1	Consent of KPMG LLP for incorporation by reference of reports in certain securities registration statements of Barclays Bank PLC.

97.1	Compensation Recovery Policy (incorporated by reference to the 2023 Form 20-F, as amended, filed with the SEC on February 21, 2024)

99.1	A table setting forth the issued share capital of Barclays Bank Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2025.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

Barclays Bank PLC 2025 Annual Report on Form 20-F	340
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date February 10, 2026	Barclays Bank PLC (Registrant)

	By	/s/ Anna Cross
Anna Cross, Interim Chief Financial Officer